Form 20-F
period 2000-12-31
ADVANCED SEMICONDUCTOR ENGINEERING INC
filed 2001-06-28
CIK 1122411

================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


             (Exact Name of Registrant as Specified in its Charter)

                    Advanced Semiconductor Engineering, Inc.
                (Translation of Registrant's Name into English)

                               REPUBLIC OF CHINA
                (Jurisdiction of Incorporation or Organization)

                               26 Chin Third Road
                         Nantze Export Processing Zone
                           Nantze, Kaohsiung, Taiwan
                               Republic of China
                                (8867) 361-7131
                    (Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                 American Depositary Shares, each representing
                       5 Common Shares of NT$10 par value

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

          (As of the close of the period covered by the annual report)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 2,752,000,000 Common Shares

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

     Yes X     No
        ---       ---

         Indicate by check mark which financial statement item the Registrant has elected to follow.

     Item 17   Item 18 X
         ---          ---


================================================================================

                                    -----------------------

                                        TABLE OF CONTENTS

                                    -----------------------

                                                                           Page
                                                                           ----
Introduction
          Use of Certain Terms............................................    1
          Special Note Regarding Forward-Looking Statements...............    1

Part I    Item 1    Identity of Directors, Senior Management and
                    Advisers.....................................Not applicable

          Item 2    Offer Statistics and Expected Timetable......Not applicable

          Item 3    Key Information.......................................    2
                         Selected Financial Data..........................    2
                         Capitalization and Indebtedness.........Not applicable
                         Reason for the Offer and Use of
                         Proceeds................................Not applicable
                         Risk Factors.....................................    5

          Item 4    Information on the Company............................   14
                         History and Development of the Company...........   14
                         Business Overview................................   16
                         Organizational Structure.........................   36
                         Properties.......................................   36

          Item 5    Operating and Financial Review and Prospects..........   39
                         Operating Results and Trend Information..........   39
                         Liquidity and Capital Resources..................   47
                         Research and Development.........................   49

          Item 6    Directors, Senior Management and Employees............   50
                         Directors and Senior Management and Board
                         Practices........................................   50
                         Compensation.....................................   53
                         Employees........................................   54
                         Share Ownership..................................   55

          Item 7    Major Shareholders....................................   55
                         Major Shareholders...............................   55
                         Related Party Transactions.......................   56

          Item 8    Financial Information.................................   58
                         Consolidated Statements and Other Financial
                         Information......................................   58
                         Legal Proceedings................................   58
                         Significant Changes..............................   58

          Item 9    Listing Details.......................................   58
                         Market Price Information and Markets.............   58

          Item 10   Additional Information ...............................   60
                         Articles of Incorporation........................   60
                         Material Contracts...............................   65

                                                                           Page
                                                                           ----
                         Exchange Controls................................   68
                         Taxation.........................................   68
                         Documents on Display.............................   72

          Item 11   Quantitative and Qualitative Disclosures About
                    Market Risk...........................................   72
                         Foreign Currency Exchange Rate Risk..............   72
                         Interest Rate Risk...............................   73

          Item 12   Description of Securities Other Than Equity
                    Securities...................................Not applicable

Part II   Item 13   Defaults, Dividend Arrearages and
                    Delinquencies................................Not applicable

          Item 14   Material Modifications to the Rights of Security
                    Holders and Use of Proceeds...........................   73
                         Material Modifications to the Rights of
                         Security Holders.................................   73

Part III  Item 17   Financial Statements..................................   74

          Item 18   Financial Statements..................................   74

          Item 19   Exhibits..............................................   74

                              USE OF CERTAIN TERMS

     All references herein to (i) the "Company," "ASE Group," "ASE Inc.," "we," "us," or "our" are to Advanced Semiconductor Engineering, Inc. and, unless the context requires otherwise, its subsidiaries, (ii) "ASE Test" are to ASE Test Limited and its subsidiaries, (iii) "ASE Test Taiwan" are to ASE Test, Inc., a company incorporated in the ROC, (iv) "ASE Test Malaysia" are to ASE Electronics (M) Sdn. Bhd., a company incorporated under the laws of Malaysia,
(v) "ISE Labs" are to ISE Labs, Inc., a corporation incorporated in the State of California, (vi) "ASE Philippines" are to ASE Holdings Electronics (Philippines) Inc., a company incorporated in the Philippines, (vii) "Universal Scientific" are to Universal Scientific Industrial Co., Ltd., a company incorporated in the ROC, (viii) "ASE Material" are to ASE Material Inc., a company incorporated in the ROC, (ix) "ASE Korea" are to ASE (Korea) Inc., a company incorporated under the laws of the Republic of Korea and (x) "ASE Chung Li" are to ASE (Chung Li) Inc., a company incorporated in the ROC.

     All references to the "Republic of China", the "ROC" and "Taiwan" are to the Republic of China, including Taiwan and certain other possessions. All references to "Korea" are to the Republic of Korea.

     We publish our financial statements in New Taiwan Dollars, the lawful currency of the ROC. In this annual report, references to "United States Dollars", "U.S. Dollars" and "US$" are to United States Dollars and references to "New Taiwan Dollars", "NT Dollars" and "NT$" are to New Taiwan Dollars. Unless otherwise noted, all translations from NT Dollars to U.S. Dollars were made at the noon buying rate in the City of New York for cable transfers in NT Dollars per U.S. Dollar as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") as of December 29, 2000, which was NT$33.17=US$1.00. All amounts translated into U.S. Dollars in this annual report are provided solely for your convenience and no representation is made that the NT Dollar or U.S. Dollar amounts referred to herein could have been or could be converted into U.S. Dollars or NT Dollars, as the case may be, at any particular rate or at all.


               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This annual report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 including statements regarding our future revenues, earnings, and other results of operations. Our actual results may differ materially from the results discussed in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry, demand for the outsourced semiconductor assembly and testing services we offer and for such outsourced services generally, our ability to maintain a high capacity utilization rate relative to our fixed costs, competition in our industry, and other reasons. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this annual report. These forward-looking statements are based on our own information and on information from other sources we believe to be reliable. Our actual results may be materially less favorable than those expressed or implied by these forward-looking statements as a result of the reasons noted above and other risks and factors which could depress the market price of our shares.

                                     PART I

Item 1.  Identity of Directors, Senior Management and Advisers.

     Not applicable.

Item 2.  Offer Statistics and Expected Timetable.

     Not applicable.

Item 3.  Key Information.

SELECTED FINANCIAL DATA

     The following selected historical consolidated financial data have been derived from the Consolidated Financial Statements. Our statements of income for the years ended December 31, 1998, 1999 and 2000 and our balance sheets as of December 31, 1999 and 2000 have been audited. The Consolidated Financial Statements, and the report of T.N. Soong & Co. on those financial statements, are included in this annual report. The selected consolidated financial information for those periods and as of those dates are qualified by reference to those financial statements and that report, and should be read in conjunction with them and with "Item 5. Operating and Financial Review and Prospects". The selected consolidated statement of income data for the years ended December 31, 1996 and 1997 and selected consolidated balance sheet data as of December 31, 1996, 1997 and 1998 set forth below are derived from our audited consolidated financial statements not included in this annual report. These financial statements have been audited by T.N. Soong & Co. The Consolidated Financial Statements are prepared and presented in accordance with generally accepted accounting principles in the ROC, or ROC GAAP, which differ in material respects from generally accepted accounting principles in the United States, or U.S. GAAP. Notes 27 and 28 of Notes to Consolidated Financial Statements contain additional disclosures required under U.S. GAAP and provide descriptions of the significant differences between ROC GAAP and U.S. GAAP and reconciliations of net income and shareholders' equity to U.S. GAAP as of and for the years ended December 31, 1999 and 2000.

                                                                      Year Ended and as of December 31,
                                         ----------------------------------------------------------------------------------------
                                             1996             1997            1998            1999                    2000
                                         ------------  -------------  -------------  --------------  --------------  ------------
                                                    (in millions, except share,  per share, per ADS and dividend data)
                                              NT$              NT$             NT$           NT$            NT$            US$
Income Statement Data:
ROC GAAP:
Net revenues............................     17,833.9       19,088.2       20,762.4        32,609.6       50,893.4        1,534.3
Cost of revenues........................    (13,956.7)     (13,758.5)     (15,468.1)      (23,959.6)     (35,567.3)      (1,072.3)
                                       --------------  -------------  -------------   -------------  -------------  -------------
Gross profit............................      3,877.2        5,329.7        5,294.3         8,650.0       15,326.1          462.0
Operating expenses:
 Selling................................       (543.4)        (733.5)        (744.7)         (924.3)      (1,020.5)         (30.8)
 General and administrative(1)..........       (529.3)        (648.7)        (909.4)       (1,655.0)      (2,606.2)         (78.6)
 Goodwill amortization(2)...............            -          (53.2)        (345.7)         (507.8)        (559.8)         (16.8)
 Research and development...............       (382.3)        (372.9)        (453.6)         (714.3)      (1,262.5)         (38.1)
                                       --------------  -------------  -------------   -------------  -------------  -------------
Operating income........................      2,422.2        3,521.4        2,840.9         4,848.6        9,877.1          297.7
Net non-operating income (expense):
 Investment income (loss) on long-term
   investment(1)(3).....................       (108.1)         114.2           54.6           329.9          195.7            5.9
 Goodwill amortization(4)...............       (145.3)        (155.1)        (155.1)         (279.3)        (363.0)         (10.9)
 Gain on sale of investments............            -        4,870.9          606.9         5,544.2           91.7            2.8
 Foreign exchange gain (loss)...........        113.5         (133.8)        (935.5)         (538.4)         302.7            9.1
 Interest income (expense)(5)...........       (241.4)         (85.9)        (380.4)       (1,046.6)      (1,538.0)         (46.4)
 Others(6)..............................         85.9           11.0          (50.1)          204.0         (162.6)          (4.9)
                                       --------------  -------------  -------------   -------------  -------------  -------------
Income before tax.......................      2,126.8        8,142.7        1,981.3         9,062.4        8,403.6          253.3
Income tax benefit (expense)............        (61.2)        (374.9)          150.8         (459.5)      (1,065.8)         (32.1)
                                       --------------  -------------  -------------   -------------  -------------  -------------
Income before minority interest.........      2,065.6        7,767.8        2,132.1         8,602.9        7,337.8          221.2
Income before acquisition...............            -              -              -           (65.1)             -              -

                                                                      Year Ended and as of December 31,
                                       ------------------------------------------------------------------------------------------
                                             1996             1997            1998            1999                    2000
                                       --------------  -------------  -------------  --------------  -------------  -------------
                                                    (in millions, except share,  per share, per ADS and dividend data)
                                              NT$              NT$             NT$           NT$            NT$            US$

Minority interest in net income of
subsidiary..............................        (94.1)        (364.3)        (528.1)         (743.1)      (1,500.6)         (45.2)
                                       --------------  -------------  -------------   -------------  -------------  -------------
Net income..............................      1,971.5       $7,403.5       $1,604.0        $7,794.7        5,837.2          176.0
                                       ==============  =============  =============   =============  =============  =============
Earnings per common share:
 Primary................................         0.75           2.76           0.57            2.91           2.13           0.06
                                       ==============  =============  =============   =============  =============  =============
 Fully diluted..........................         0.75           2.76           0.57            2.90           2.13           0.06
                                       ==============  =============  =============   =============  =============  =============
Dividends per common share(7)...........         8.00           3.80           7.20            1.07           3.15           0.09
                                       ==============  =============  =============   =============  =============  =============
Net income from operations per common
share...................................         0.91           1.33           1.07            1.83           3.69           0.11
                                       ==============  =============  =============   =============  =============  =============
Income from continuing operations.......      2,126.8        8,142.7        1,981.3         9,062.4        8,403.6          253.3
                                       ==============  =============  =============   =============  =============  =============
Income from continuing operations per
common share............................         0.80           3.07           0.75            3.42           3.14           0.09
                                       ==============  =============  =============   =============  =============  =============
Earnings per pro forma equivalent ADS:
 Primary................................         3.75          13.80           2.87           14.53          10.65           0.32
                                       ==============  =============  =============   =============  =============  =============
 Fully diluted..........................         3.75          13.80           2.87           14.51          10.65           0.32
                                       ==============  =============  =============   =============  =============  =============
Number of common shares(8)..............2,651,524,485  2,651,524,485  2,651,524,485   2,651,524,485  2,677,602,508  2,677,602,508
Number of pro forma equivalent ADSs.....  530,304,897    530,304,897    530,304,897     530,304,897    535,520,502    535,520,502

U.S.GAAP:
Net income..............................                                      298.9         4,641.3        3,930.0          118.5
Earnings per common share:
         Basic:.........................                                       0.11            1.75           1.47           0.04
                                                                      =============   =============  =============  =============
         Diluted........................                                       0.08            1.71           1.42           0.04
                                                                      =============   =============  =============  =============
Earnings per pro forma equivalent
         ADS:
         Basic..........................                                       0.56            8.75           7.34           0.22
                                                                      =============   =============  =============  =============
         Diluted........................                                       0.38            8.57           7.10           0.21
                                                                      =============   =============  =============  =============
Balance Sheet Data:
ROC GAAP:
Current assets:
         Cash and cash equivalents......      1,431.2       10,869.8        8,173.9        11,809.1       14,166.5          427.1
         Short-term investments.........      1,187.7        4,008.0          647.2           216.3        1,682.7           50.7
         Notes and accounts receivable..      3,458.0        4,094.3        3,636.7         7,463.4        9,260.6          279.2
         Inventories....................      1,838.7        2,059.0        1,744.8         2,449.7        3,246.3           97.9
         Other..........................        346.0          705.5          771.9         1,411.8        2,431.6           73.3
                                       --------------  -------------  -------------   -------------  -------------  -------------
         Total..........................      8,261.6       21,736.6       14,974.5        23,350.3       30,787.7          928.2
Long-term investments...................      4,113.7        5,501.7        7,317.0         9,674.4       10,712.2          322.9
Properties..............................     10,561.4       16,363.1       20,356.8        38,107.5       60,566.2        1,825.9
Other assets............................        379.6        1,557.7        4,363.2         6,198.6        6,275.1          189.2
                                       --------------  -------------  -------------   -------------  -------------  -------------
Total assets............................     23,316.3       45,159.1       47,011.5        77,330.8      108,341.2        3,266.2
                       ==              ==============  =============  =============   =============  =============  =============
Short-term bank borrowing/loans.........      3,506.1        5,946.0        6,810.2         9,868.2       13,768.0          415.0
Long-term bank borrowing/loans..........      3,575.2       11,872.9       12,235.0        24,551.5       25,976.9          783.2
Other liabilities and minority interest.      3,076.4        6,306.5        6,091.5        12,854.1       24,927.1          751.5
                                       --------------  -------------  -------------   -------------  -------------  -------------
Total liabilities and minority interest.     10,157.7       24,125.4       25,136.7        47,273.8       64,672.0        1,949.7
                       ==              ==============  =============  =============   =============  =============  =============
Shareholders' equity....................     13,158.6       21,033.7       21,874.8        30,057.0       43,669.2        1,316.5
U.S.GAAP:
Shareholders' equity....................                                   17,675.2        26,569.7       40,729.1        1,227.9
Segment Data:
Net revenues:
         Packaging......................     11,936.9       15,334.3       16,867.4        24,523.0       38,028.8        1,146.5
         Testing........................      1,549.0        2,383.4        3,131.3         7,793.2       12,768.4          384.9
         Other..........................      4,348.0        1,370.5          763.7           293.4           96.2            2.9
Gross profit:
         Packaging......................      2,795.2        3,990.5        3,693.8         5,753.0       10,016.9          302.0

                                                                      Year Ended and as of December 31,
                                         ----------------------------------------------------------------------------------------
                                             1996             1997            1998            1999                    2000
                                         ------------  -------------  -------------  --------------  --------------  ------------
                                                    (in millions, except share,  per share, per ADS and dividend data)
                                              NT$              NT$             NT$           NT$            NT$            US$

         Testing........................        669.0        1,148.7        1,484.6         3,105.2        5,294.4          159.6
         Other..........................        413.0          190.5          115.9          (208.2)          14.8            0.4
Other Data:
Net cash outflow from acquisition of
fixed assets............................     (3,528.7)      (8,030.1)      (6,945.0)       (9,869.2)     (30,063.6)        (906.3)
Depreciation and amortization...........      1,731.5        2,301.6        3,237.2         5,554.4        8,593.8          259.1
Net cash inflow (outflow) from
operations..............................      3,534.3        2,185.3        5,194.2         7,017.2       17,643.2          531.9
Net cash inflow (outflow) from sale of
investments.............................           -         5,495.0          290.5         7,889.3              -              -
Net cash inflow (outflow) from investing
activities(9)...........................     (5,551.2)      (5,067.7)      (8,558.3)      (11,782.7)     (33,550.4)      (1,011.5)
Net cash inflow (outflow) from financing
activities..............................      1,071.8       11,290.3          589.3         8,569.1       17,582.4          530.1

_______________
(1)  Excludes goodwill amortization.
(2) Included in general and administrative expenses in the Consolidated Financial Statements.
(3) Derived by netting "investment income under equity method -- net" in non-operating income and "investment loss under equity method -- net" in non-operating expense in the Consolidated Financial Statements.
(4)  Included in investment loss in the Consolidated Financial Statements.
(5) Derived by netting interest income and interest expense in the Consolidated Financial Statements.
(6) Derived by netting the "others" entry in non-operating income and the "others" entry in non-operating expenses in the Consolidated Financial Statements.
(7)  Dividends per common share issued as a stock dividend.
(8) Represents the weighted average number of shares after retroactive adjustments to give effect to stock dividends.
(9) Derived by aggregating proceeds from sales of shares of stock of ASE Inc. and ASE Test.


Exchange rates

     Fluctuations in the exchange rate between NT Dollars and U.S. Dollars will affect the U.S. Dollar equivalent of the NT Dollar price of the common shares on the Taiwan Stock Exchange and, as a result, will likely affect the market price of the ADSs. Fluctuations will also affect the U.S. Dollar conversion by the depositary of cash dividends paid in NT Dollars on, and the NT Dollar proceeds received by the depositary from any sale of, common shares represented by ADSs, in each case, according to the terms of the deposit agreement.

     The following table sets forth, for the fiscal years indicated, information concerning the number of NT Dollars for which one U.S. Dollar could be exchanged based on the noon buying rate for cable transfers in NT Dollars as certified for customs purposes by the Federal Reserve Bank of New York. The exchange rate was NT$34.50 per U.S. Dollar as of June 27, 2001.

 Year Ended December 31,                                Average Exchange Rate(1)
------------------------                                ------------------------
   1996.........................................................        27.48
   1997.........................................................        29.06
   1998.........................................................        33.50
   1999.........................................................        32.28
   2000.........................................................        31.37

Monthly                                                       High       Low
-------                                                      ------     -----
   December 2000........................................      33.18     33.02
   January 2001.........................................      33.08     32.38
   February 2001........................................      32.39     32.27
   March 2001...........................................      32.87     32.35
   April 2001...........................................      32.99     32.79
   May 2001.............................................      34.05     32.89
   June 2001 (through June 27)..........................      34.50     34.08
-------------------
(1) Calculated by averaging the exchange rate on the last day of each month during the period.

Source: Federal Reserve Board database

CAPITALIZATION AND INDEBTEDNESS

     Not applicable.

REASON FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

RISK FACTORS

Risks Relating to Our Business

     Since we are dependent on the highly cyclical semiconductor industry and conditions in the markets for the end use applications of our products, our revenues and earnings may fluctuate significantly.

     Our semiconductor packaging and testing business is affected by market conditions in the highly cyclical semiconductor industry. All of our customers operate in this industry, and variations in order levels from our customers and service fee rates may result in volatility in our revenues and earnings. From time to time, the semiconductor industry has experienced significant, and sometimes prolonged, downturns. Because our business is, and will continue to be, dependent on the requirements of semiconductor companies for independent packaging and testing services, any future downturn in the semiconductor industry would reduce demand for our services. For example, a worldwide slowdown in demand for semiconductor devices led to excess capacity and increased competition beginning in early 1998. As a result, price declines in 1998 accelerated more rapidly and adversely affected our operating results in 1998. Prices for packaging and testing services improved due to an upturn in the industry in the second half on 1999 continuing through the first half of 2000, but have fallen since an industry downturn commencing in the fourth quarter of 2000. This industry downturn places downward pressure on the average selling prices for our packaging and testing services. If we cannot reduce our costs to sufficiently offset any decline in average selling prices, our profitability will suffer.

     Market conditions in the semiconductor industry depend to a large degree on conditions in the markets for the end use applications of semiconductor products, such as communication, consumer electronic and personal computer products. Any deterioration of conditions in the markets for the end use applications of the semiconductors we package and test would reduce demand for our services and, in turn, would likely have a material adverse effect on our financial condition and results of operations. In 2000, approximately 67% of our sales were attributable to the packaging and testing of semiconductors used in personal computer and communications applications. Both industries are subject to intense competition and significant shifts in demand which could put pricing pressure on the packaging and testing services provided by us and adversely affect our revenues and earnings.

     A reversal or slowdown in the outsourcing trend for semiconductor packaging and testing services could adversely affect our growth prospects and profitability.

     In recent years, semiconductor manufacturers that have their own in-house packaging and testing capabilities, known as integrated device manufacturers, have increasingly outsourced stages of the semiconductor production process, including packaging and testing, to independent companies to reduce costs and shorten production cycles. In addition, the availability of advanced independent semiconductor manufacturing services has also enabled the growth of so called "fabless" semiconductor companies that focus exclusively on design and marketing, and that outsource their manufacturing, packaging and testing requirements to independent companies. We cannot assure you that these integrated device manufacturers and fabless semiconductor companies will continue to outsource their packaging and testing requirements to third parties like us. A reversal of, or a slowdown in, this outsourcing trend could result in reduced demand for our services and adversely affect our growth prospects and profitability.

     If we are unable to compete favorably in the highly competitive semiconductor packaging and testing markets, our revenues and earnings may decrease.

     The semiconductor packaging and testing markets are very competitive. We face competition from a number of sources, including other independent semiconductor packaging and testing companies, especially those which offer turnkey packaging and testing services. We believe that the principal competitive factors in the markets for our products and services are:

     o    technological expertise;

     o ability to work closely with customers at the product development stage;

     o    production yield;

     o    responsiveness and flexibility;

     o    cycle time;

     o    capacity;

     o    production time;

     o    range and quality of packaging types and testing platforms available;
          and

     o    price.

     We face increasing competition from other packaging and testing companies in Asia. In particular, most of our customers obtain packaging or testing services from more than one source. Furthermore, some of our competitors may have access to more advanced technologies and greater financial and other resources than we do. Many of our competitors have shown a willingness to quickly and sharply reduce prices, as they did in 1998 and the first half of 2001, in order to maintain capacity utilization in their facilities during periods of reduced demand. Although prices have stabilized, any renewed erosion in the prices for our packaging and testing services could cause our profits to decrease and have a material adverse effect on our financial condition and results of operations.

     Our profitability depends on our ability to respond to rapid technological changes in the semiconductor industry.

     The semiconductor industry is characterized by rapid increases in the diversity and complexity of semiconductors. As a result, we expect that we will need to constantly offer more sophisticated packaging and testing technologies and processes in order to respond to competitive industry conditions and customer requirements. If we fail to develop, or obtain access to, advances in packaging or testing technologies or processes, we may become less competitive and less profitable. In addition, advances in technology typically lead to declining average prices for semiconductors packaged or tested with older technologies or processes. As a result, if we cannot reduce the costs associated with our services, the profitability on a given service, and our overall profitability, may decrease over time.

     Our operating results are subject to significant fluctuations, which could adversely affect the market value of your investment.

     Our operating results have varied significantly from period to period and may continue to vary in the future. Downward fluctuations in our operating results may cause decreases in the market price of our ADSs and common shares. Among the more important factors affecting our quarterly and annual operating results are the following:

     o our ability to quickly adjust to unanticipated declines or shortfalls in demand and market prices for our packaging and testing services, due to our high percentage of fixed costs;

     o    timing of capital expenditures in anticipation of future orders;

     o    changes in prices of our packaging and testing services;

     o    volume of orders relative to our packaging and testing capacity;

     o our ability to obtain adequate packaging and testing equipment on a timely basis; and

     o changes in costs and availability of raw materials, equipment and labor.

     Due to the factors listed above, it is possible that our future operating results or growth rates may be below the expectations of research analysts and investors. If so, the market price of our ADSs and common shares, and thus the market value of your investment, may fall.

     Due to our high percentage of fixed costs, we will be unable to maintain our profitability at past levels if we are unable to achieve relatively high capacity utilization rates.

     Our operations, in particular our testing operations, are characterized by relatively high fixed costs. We expect to continue to incur substantial depreciation and other expenses in connection with the acquisition of new packaging and testing equipment and new facilities. Our profitability depends in part not only on absolute pricing levels for our services, but also on utilization rates for our packaging and testing equipment, commonly referred to as "capacity utilization rates". In particular, increases or decreases in our capacity utilization rates can have a significant effect on gross margins since the unit cost of packaging and testing services generally decreases as fixed costs are allocated over a larger number of units. In periods of low demand, we experience relatively low capacity utilization rates in our operations due to relatively low growth in demand, which leads to reduced margins during that period. We cannot assure you that we will be able to maintain or surpass our past profitability levels if we cannot consistently achieve or maintain relatively high capacity utilization rates.

     If we are unable to manage our expansion effectively, our growth prospects may be limited and our future profitability may be affected.

     We have significantly expanded our packaging and testing operations in recent years, and expect to continue to expand our operations in the future. In particular, we intend to expand our operations geographically, attract new customers and broaden our product range to include products packaged and tested for a variety of end use applications. In the past, we have expanded through both internal growth and the acquisition of new operations. Rapid expansion puts strain on our managerial, technical, financial, operational and other resources. As a result of our expansion, we have implemented and will continue to need to implement additional operational and financial controls and hire and train additional personnel. Any failure to manage our growth effectively could lead to inefficiencies and redundancies and result in reduced growth prospects and profitability.

     We need to successfully integrate and manage our acquisitions to maintain profitability.

     We intend to grow in part through the acquisition of semiconductor packaging and testing operations that complement our existing business. This strategy will involve reviewing and potentially reorganizing acquired business operations, corporate structures and systems and financial controls. The success of our acquisition strategy may be limited because of unforeseen expenses, difficulties, complications and delays encountered in connection with these acquisitions. We may not be able to acquire or manage profitably additional businesses or to integrate successfully any acquired businesses into our existing business without substantial costs, delays or other operational or financial difficulties. In addition, we may be required to incur additional debt or issue additional equity to pay for future acquisitions.

     In 1999, we acquired the packaging and testing operations of ISE Labs, ASE Chung Li and ASE Korea, as well as a controlling 22.6% interest in Universal Scientific, later increased to 23.3%. We continue to evaluate acquisition opportunities and plan to make additional acquisitions in the future if suitable opportunities arise. These acquisitions and other acquisitions we may make in the future may dilute our earnings per share as a result of the specific scope of the businesses or condition of the operations being acquired. In particular, acquisitions may involve risks, including:

     o    integration and management of the acquired operations;

     o    retention of select management personnel;

     o    integration of purchasing operations and information systems;

     o    coordination of sales and marketing efforts;

     o cost of any pending or potential litigation against the acquired businesses prior to our acquisition;

     o management of an increasingly larger and more geographically disparate business; and

     o diversion of management's attention from other ongoing business concerns.

     If we are unable to successfully integrate and manage our acquisitions, our growth plans may not be met and our profitability may decline.

     Because of the highly cyclical nature of our industry, our capital requirements are difficult to plan. If we cannot obtain additional capital when we need it, our growth prospects and future profitability may be adversely affected.

     Our capital requirements are difficult to plan in our highly cyclical and rapidly changing industry. We will need capital to fund the expansion of our facilities as well as research and development activities in order to remain competitive. We believe that our current cash and cash equivalents, cash flow from operations and the proceeds from our offering of ADSs in September 2000 ADS will be sufficient to meet our anticipated needs at least through the end of 2001, including for working capital and capital expenditure requirements. However, future acquisitions or market or other developments may cause us to require additional funds. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

     o    our future financial condition, results of operations and cash flows;

     o general market conditions for financing activities by semiconductor companies; and

     o    economic, political and other conditions in Taiwan and elsewhere.

     If we are unable to obtain funding in a timely manner or on acceptable terms, our growth prospects and future profitability may decline.

     We depend on select personnel and could be affected by the loss of their services.

     We depend on the continued service of our executive officers and skilled technical and other personnel. Our business could suffer if we lose the services of any of these personnel and cannot adequately replace them. Although some of these management personnel have entered into employment agreements with us, they may nevertheless leave before the expiration of these agreements. We are not insured against the loss of any of our personnel. In particular, we will be required to increase substantially the number of these employees in connection with our expansion plans, and there is intense competition for their services in the semiconductor industry. We may not be able to either retain our present personnel or attract additional qualified personnel as and when needed. In addition, we may need to increase employee compensation levels in order to attract and retain our existing officers and employees and the additional personnel that we expect to require. A portion of the workforce at our facilities in Taiwan are foreign workers employed by us under work permits which are subject to government regulations on renewal and other terms. Consequently, our business could also suffer if the Taiwan regulations relating to the import of foreign workers were to become significantly more restrictive or if we are otherwise unable to attract or retain these workers at reasonable cost.

     Criminal charges were brought in December 1998 by the district attorney for Taipei against Jason C.S. Chang, our Chairman, Richard H.P. Chang, our Vice Chairman and Chief Executive Officer, and Chang Yao Hung-ying, our director, and others. ASE Inc. is not a party to these proceedings and we do not expect that these charges will result in any liability to us. On January 5, 2001, the District Court of Taipei rendered a judgment finding Jason C.S. Chang and Chang Yao Hung-ying guilty and Richard H.P. Chang not guilty. In order to comply with the Singapore Companies Act, Jason C.S. Chang and Chang Yao Hung-ying have both resigned as directors of our subsidiary, ASE Test. Neither Jason

C.S. Chang nor Chang Yao Hung-ying believes that he or she committed any offense in connection with such transactions, and the are appealing the decision to the High Court of Taiwan, the ROC. If the convictions are not overturned on appeal to the High Court or, if necessary, the Supreme Court of Taiwan the ROC, they will be required under ROC law to resign as directors and Jason C.S. Chang will be required to resign as Chairman of ASE Inc. See "Item
4. Information on the Company -- Business Overview -- Legal Proceedings".

     If we are unable to obtain additional packaging and testing equipment or facilities in a timely manner and at a reasonable cost, our competitiveness and future profitability may be adversely affected.

     The semiconductor packaging and testing business is capital intensive and requires significant investment in expensive equipment manufactured by a limited number of suppliers. The market for semiconductor packaging and testing equipment is characterized, from time to time, by intense demand, limited supply and long delivery cycles. Our operations and expansion plans depend on our ability to obtain a significant amount of this equipment from a limited number of suppliers, including, in the case of testers, Agilent Technology, Advantest Corporation, Credence Systems Corporation, Electroglas, Inc., Megatest Corporation, Schlumberger Technologies and Teradyne, Inc., and, in the case of wire bonders, Kulicke & Soffa Industries Inc. We have no binding supply agreements with any of our suppliers and acquire our packaging and testing equipment on a purchase order basis, which exposes us to changing market conditions and other substantial risks. For example, shortages of capital equipment could result in an increase in the price of equipment and longer delivery times. Semiconductor packaging and testing also requires us to operate sizeable facilities. If we are unable to obtain equipment or facilities in a timely manner, we may be unable to fulfill our customers' orders, which could adversely affect our growth prospects as well as financial condition and results of operations.

     Fluctuations in exchange rates could result in foreign exchange losses.

     Currently, the majority of our revenues from packaging and testing services are denominated in U.S. Dollars and NT Dollars. Our costs of revenues and operating expenses associated with packaging and testing services, on the other hand, are incurred in several currencies, including NT Dollars, U.S. Dollars, Malaysian ringgit, Korean won, Philippine pesos, Singapore dollars and Hong Kong dollars. In addition, a substantial portion of our capital expenditures, primarily for the purchase of packaging and testing equipment, has been, and is expected to continue to be, denominated in U.S. Dollars with much of the remainder in Japanese yen. Fluctuations in exchange rates, primarily among the U.S. Dollar, the NT Dollar and the Japanese yen, will affect our costs and operating margins. In addition, these fluctuations could result in exchange losses and increased costs in NT Dollar and other local currency terms. Despite hedging and mitigating techniques implemented by us, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations. For example, we recorded foreign exchange losses of NT$935.5 million in 1998 and NT$538.4 million in 1999, due primarily to losses attributable to Japanese yen-denominated liabilities created by us in the second half of 1998 to manage our foreign exchange exposure. We closed our position on these Japanese yen-denominated liabilities as of November 5, 1999, and currently our foreign currency denominated liabilities are denominated principally in U.S. Dollars.

     The loss of a major customer or disruption of our strategic alliance with TSMC may result in a decline in our revenues and profitability.

     Although we have over 200 customers, due in part to the concentration of market share in the semiconductor industry, we have derived and expect to continue to derive a large portion of our revenues from a small group of customers during any particular period. Our five largest customers together accounted for approximately 34%, 40% and 44% of our sales in 1998, 1999 and 2000, respectively. Other than Motorola in 1999, and Motorola and VIA Technologies, Inc. in 2000, no customer accounted for more than 10% of our net revenues in 1998, 1999 or 2000. In connection with our acquisition in July 1999 of Motorola's in-house packaging and testing operations in Chung Li and Korea, we entered into manufacturing services agreements which expire in 2004 for Motorola's continuing business at the Chung Li and Korea facilities. As a result, Motorola accounted for approximately 16% of our 1999 sales and approximately 22% of our sales in 2000. There has been significant variation in the composition of our largest five customers over time. This variation is due primarily to the high level of competition in the semiconductor industry in which our customers operate. The demand for our services from each customer is directly dependent upon that customer's level of business activity, which could vary significantly from year to year. As a result, we have been less dependent on any particular customer over time.

     Our strategic alliance with Taiwan Semiconductor Manufacturing Company Limited, the world's largest dedicated semiconductor foundry, enables us to offer complete semiconductor manufacturing services to our customers. This strategic alliance is terminable at will by either party. A termination of this strategic alliance, and our failure to enter into a substantially similar alliance, may adversely affect our competitiveness and our revenues and profitability.

     All of our key customers operate in the cyclical semiconductor business and have in the past, and may in the future, vary order levels significantly from period to period. Moreover, over half of our customers are fabless semiconductor companies which outsource substantially all of their wafer fabrication and packaging requirements. Many of these companies are relatively small, have limited operating histories and financial resources, and are highly exposed to the cyclicality of the industry. There can be no assurance that these customers or any other customers will continue to place orders with us in the future at the same levels as in prior periods. The loss of one or more of our significant customers, or reduced orders by any one of them, and our inability to replace these customers or make up for such orders could reduce our profitability. In addition, we have in the past reduced, and may in the future be requested to reduce, our prices to limit the level of order cancellations. These price reductions would in turn be likely to reduce our margins and profitability.

     We depend on our agents for sales and customer service in North America and Europe. Any serious interruption in our relationship with these agents, or substantial loss in their effectiveness, could significantly reduce our revenues and profitability.

     We depend on non-exclusive agents for sales and customer service in North America and Europe. Our sales agents help us identify customers, monitor delivery acceptance and payment by customers and, within parameters set by us, help us negotiate price, delivery and other terms with our customers. Purchase orders are placed directly with us by our customers. Our customer service agents provide customer service and after-sales support to our customers.

     Currently, our sales and customer service agents perform services only for us and ASE Test, our subsidiary, but they are not owned or controlled by us. These agents are free to perform sales and support services for others, including our competitors. In particular, we may not be able to find an adequate replacement for these agents or to develop sufficient capabilities internally on a timely basis. Any serious interruption in our relationship with these agents or substantial loss in their effectiveness in performing their sales and customer service functions could significantly reduce our revenues and profitability.

     Our revenue and profitability may decline if we are unable to obtain adequate supplies of raw materials in a timely manner and at a reasonable price.

     Our packaging operations require that we obtain adequate supplies of raw materials on a timely basis. Shortages in the supply of raw materials experienced by the semiconductor industry have in the past resulted in occasional price increases and delivery delays. For example, in 1997 and 1998, the industry experienced a shortage in the supply of advanced substrates used in ball grid array, or BGA, packaging. In 1997 we established ASE Material Inc., a company engaged in the development, production and sales of substrates and leadframes, to partially reduce this risk. However, ASE Material will not meet all of our raw materials requirements and consequently we will remain dependent on market supply and demand. We cannot assure you that we will be able to obtain adequate supplies of raw materials in a timely manner and at a reasonable price. Our revenues and earnings could decline if we were unable to obtain adequate supplies of high quality raw materials in a timely manner or if there were significant increases in the costs of raw materials that we could not pass on to our customers.

     Any environmental claims or failure to comply with any present or future environmental regulations may require us to spend additional funds and may materially and adversely affect our financial condition and results of operations.

     We are subject to a variety of laws and regulations relating to the use, storage, discharge and disposal of chemical by-products of, and water used in, our packaging process. Although we have not suffered material environmental claims in the past, the failure to comply with any present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of our operations. New regulations could require us to acquire costly equipment or to incur other significant expenses. Any failure on our part to control the use of, or adequately restrict the discharge of, hazardous substances could subject us to future liabilities that may have a material adverse effect on our financial condition and results of operations.

     Our controlling shareholders may take actions that are not in, or may conflict with, our public shareholders' best interest.

     Members of the Chang family own, directly or indirectly, a controlling interest in our outstanding common shares. See "Item 7 -- Major Shareholders". Accordingly, these shareholders will continue to have the ability to exercise a controlling influence over our business, including matters relating to:

     o    our management and policies;

     o    the timing and distribution of dividends; and

     o    the election of our directors and supervisors.

     Members of the Chang family may take actions that you may not agree with or that are not in our or our public shareholders' best interests.

     We are an ROC company, and because the rights of shareholders under ROC law differ from those under U.S. law, you may have difficulty protecting your shareholder rights.

     Our corporate affairs are governed by our Articles of Incorporation and by the laws governing corporations incorporated in the ROC. The rights of shareholders and the responsibilities of management and the members of the board of directors under ROC law are different from those applicable to a corporation incorporated in the United States. For example, directors and controlling shareholders of ROC companies do not owe fiduciary duties to minority shareholders. Therefore, public shareholders of ROC companies may have more difficulty in protecting their interest in connection with actions taken by management or members of the board of directors than they would as public shareholders of a U.S. corporation.

Risks Relating to Taiwan, Republic of China

     Strained relations between the Republic of China and the People's Republic of China could negatively affect our business and the market value of your investment.

     Our principal executive offices and our principal packaging and testing facilities are located in Taiwan and approximately 75.2% of our net revenues in 2000 from packaging and testing services are derived from our operations in Taiwan. The Republic of China has a unique international political status. The People's Republic of China asserts sovereignty over all of China, including Taiwan. The People's Republic of China government does not recognize the legitimacy of the Republic of China government. Although significant economic and cultural relations have been established in recent years between the Republic of China and the People's Republic of China, relations have often been strained and the government of the People's Republic of China has indicated that it may use military force to gain control over Taiwan in some circumstances, such as the declaration of independence by the Republic of China. Relations between the Republic of China and the People's Republic of China have been particularly strained in recent years. Past developments in relations between the Republic of China and the People's Republic of China have on occasion depressed the market price of the shares and ADSs of Taiwanese companies. Relations between the Republic of China and the People's Republic of China and other factors affecting the political or economic conditions in Taiwan could have a material adverse effect on our financial condition and results of operations, as well as the market price and the liquidity of our ADSs and common shares.

     Because a substantial portion of our business and operations are located in Taiwan, a severe earthquake in the future could severely disrupt the normal operation of our business and adversely affect our earnings.

     Taiwan is susceptible to earthquakes. On September 21, October 22 and November 2, 1999, Taiwan experienced severe earthquakes which caused significant property damage and loss of life, particularly in the central part of Taiwan.

These earthquakes damaged production facilities and adversely affected the operations of many companies involved in the semiconductor and other industries. We experienced no structural damage to our facilities and no damage to our machinery and equipment as a result of these earthquakes. There were, however, interruptions to our production schedule primarily as a result of power outage caused by the earthquakes. Our production facilities as well as many of our suppliers and customers and providers of complementary semiconductor manufacturing services, including foundries, are located in Taiwan. If our customers are affected, it could result in a decline in the demand for our packaging and testing services. If our suppliers and providers of complementary semiconductor manufacturing services are affected, our production schedule could be interrupted or delayed. As a result, a major earthquake in Taiwan could severely disrupt the normal operation of business and have a material adverse effect on our financial condition and results of operations.

Risks Relating to Ownership of ADSs

     If an active market for our ADSs fails be sustained, the price of our ADSs may fall.

     Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors, compared to less active and less liquid markets. Liquidity of a securities market is often a function of the volume of the underlying shares that are publicly held by unrelated parties. Although ADS holders are entitled to withdraw the common shares underlying the ADSs from the depositary at any time, ROC law requires that the common shares be held in an account in the ROC or sold for the benefit of the holder on the Taiwan Stock Exchange. In connection with any withdrawal of common shares from our ADS facility, the ADSs evidencing these common shares will be cancelled. Unless additional ADSs are issued, the effect of withdrawals will be to reduce the number of outstanding ADSs and, if a significant number of withdrawals are effected, to reduce the liquidity of the ADSs. We cannot assure you that the ADS depositary will be able to arrange for a sale of deposited shares in a timely manner or at a specified price, particularly during periods of illiquidity or volatility with respect to our common shares.

     As a holder of ADSs, your voting rights are limited by the terms of the deposit agreement. You will not be able to exercise your voting rights on an individual basis.

     As a holder of ADRs evidencing ADSs, you will not be able to exercise voting rights on an individual basis. You may exercise your voting rights with respect to the underlying common shares only in accordance with the provisions of the deposit agreement. In particular, for any resolution to be proposed at a shareholders meeting, only holders who (1) have provided voting instructions in a timely manner in accordance with the provisions of the deposit agreement, and
(2) together own at least 51% of the outstanding ADSs voting in the same manner, will be able to vote the common shares representing their ADSs in the manner set forth in their voting instructions. In all other cases, holders will be deemed to have authorized and directed the depositary to give a discretionary proxy to our Chairman or his designee to vote the common shares represented by their ADSs in any manner he or his designee may wish, which may not be in the interests of the holders.

     During any period in which your ADSs represent the irrevocable right to receive our common shares evidenced by certificates of payment deposited with the custodian, you may exercise your voting rights in the same manner as if your ADSs represented our common shares.

     You may not be able to participate in rights offerings and may experience dilution of your holdings.

     We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act of 1933 with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. We can give no assurances that we can establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. In addition, if the depositary is unable to obtain the requisite approval from the Central Bank of China for the conversion of the subscription payments into NT Dollars or if the depositary determines that it is unlikely to obtain the required approval, we may decide with the depositary not to make the rights available to holders of ADSs.

Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

     If the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.

     Changes in exchange controls which restrict your ability to convert proceeds received from your ownership of ADSs may have an adverse effect on the value of your investment.

     Under current ROC law, the depositary, without obtaining further approvals from the Central Bank of China or any other governmental authority or agency of the ROC, may convert NT Dollars into other currencies, including U.S. Dollars, for:

     o the proceeds of the sale of common shares represented by ADSs or received as stock dividends from the common shares; and

     o    any cash dividends or distributions received from the common shares.

     In addition, the depositary may also convert into NT Dollars incoming payments for purchases of common shares for deposit in the depositary receipt facility against the creation of additional ADSs. The depositary may be required to obtain foreign exchange approval from the Central Bank of China on a payment-by-payment basis for conversion from NT Dollars into foreign currencies of the proceeds from the sale of subscription rights of new common shares. Although it is expected that the Central Bank of China will grant this approval as a routine matter, we cannot assure you that in the future any approval will be obtained in a timely manner, or at all.

     Under current ROC law, a holder, without obtaining further approval from the Central Bank of China, may convert from NT Dollars into other currencies, including U.S. Dollars, the following:

     o the proceeds of the sale of any underlying common shares withdrawn from the depositary receipt facility or received as a stock dividend; and

     o    any cash dividends or distribution received.

     Under the ROC Foreign Exchange Control Law, the Executive Yuan of the ROC government may, without prior notice but subject to subsequent legislative approval, impose foreign exchange controls in the event of, among others, a material change in international economic conditions. We cannot assure you that foreign exchange controls or other restrictions will not be introduced in the future.

     The market value of your investment may fluctuate due to the volatility of the ROC securities market.

     The ROC securities market is smaller and more volatile than the securities markets in the United States and in other European countries. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and volumes of sales of listed securities and there are currently limits on the range of daily price movements on the Taiwan Stock Exchange. The Taiwan Stock Exchange Index peaked at 12,495.3 in February 1990, and subsequently fell to a low of 2,560.5 in October 1990. On September 25, 2000, the Taiwan Stock Exchange Index closed at 6,667.5. The Taiwan Stock Exchange has experienced problems such as market manipulation, insider trading and payment defaults. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of ROC companies, including our ADSs and common shares, in both the domestic and the international markets.

     You may have difficulty enforcing any judgment obtained in the United States against us or our directors and supervisors or executive officers.

     Our company is incorporated under the laws of the ROC. A substantial majority of our directors, supervisors and executive officers reside in the ROC. In addition, a substantial portion of our assets and the assets of those persons are located in the ROC. As a result, it may not be possible for investors to effect service of process upon us or those persons within the United States, or it may be difficult to enforce against us or them judgments obtained in the U.S. courts, including those based upon the civil liability provisions of the federal securities laws of the United States. In addition, we have been advised by Lee and Li, our ROC counsel, that there is doubt as to whether ROC courts will enter judgments in original actions brought in ROC courts based solely upon the civil liability provisions of the federal securities laws of the United States.

     Purchasers of ADSs may incur dilution as a result of the practice among ROC technology companies of issuing stock bonuses to employees.

     Similar to other ROC technology companies, we issue from time to time bonuses in the form of common shares valued at par under our employee stock bonus plan. Because these shares are issued at par value, the issuance of these shares may have a dilutive effect on your ADSs.

Item 4.  Information on the Company.

HISTORY AND DEVELOPMENT OF THE COMPANY

     Our legal name is Advanced Semiconductor Engineering, Inc. and we are also known as "ASE". We were incorporated on March 23, 1984 under the laws of the Republic of China as a company limited by shares. Our principal place of business is at 26 Chin Third Road, Nantze Export Processing Zone, Nantze, Kaohsiung, Taiwan, Republic of China and our phone number is 886-7-361-7131. Our agent for service of process in the U.S. is CT Corporation System, 111 Eighth Avenue, New York, New York 10011and our agent's phone number is 212-894-8940.

     We were established in 1984 as a packaging and testing company, with facilities in the Nantze Export Processing Zone. Our business grew and we were listed on the Taiwan Stock Exchange in 1989. In 1990, we acquired ASE Test Taiwan, which provides our customers with testing services. In 1991, we established ASE Test Malaysia, which also provides our customers with testing and packaging services. In 1996 we established ASE Philippines, which conducts testing and packaging services. In 1997 we established ASE Materials, which manufactures etched leadframes, and assists us in reducing our dependency on outsourced leadframes. In 1997 we constructed a new facility in Kaohsiung for packaging services and established a research and development laboratory.

ASE Chung Li and ASE Korea

     In July 1999, we purchased Motorola's Semiconductor Products Sector operations in Chung Li, Taiwan and Paju, South Korea for the packaging and testing of semiconductors with principally communications, consumer and automotive applications. The businesses are now operated by ASE Chung Li and ASE Korea. We acquired substantially all of the assets of ASE Chung Li for a base price of US$150.0 million in cash, consisting of an initial payment of US$80.0 million at closing and an additional US$70.0 million payable over three years if sales volume targets are met. We acquired 100% of the outstanding shares of ASE Korea for a base price of US$140.0 million in cash, consisting of an initial payment of US$36.0 million and an additional US$104.0 million payable over five years. In addition to the combined base price of US$290.0 million, we also paid an aggregate of approximately US$60.1 million in cash to purchase capital assets at both facilities which were acquired after January 1, 1999 and specified inventories and cash positions at both facilities. Under the acquisition agreements, ASE Inc. acquired a 70.0% interest in each of the two businesses, and ASE Test acquired the remaining 30.0% interest. This division of the investment reflected in part our estimate of the relative packaging and testing values at the facilities. Both facilities provide semiconductor packaging and testing services for Motorola's Semiconductor Products Sector, and will continue to do so for at least three to five years following the completion of the acquisition under manufacturing services agreements with Motorola.

ISE Labs

     In May 1999, we acquired 70.0% of the outstanding shares of ISE Labs, a semiconductor testing company with principal facilities located in Fremont and Santa Clara, California. The total purchase price for our 70.0% equity interest in ISE Labs was US$98.0 million. The stock purchase agreement provides that in the event ISE Labs (1) does not consummate an initial public offering of its common stock prior to December 31, 2001 at or above a specified price or

(2) disposes of certain of its material assets, which in the aggregate is greater than 15% of the total assets of ISE Labs as shown on the most recent audited balance sheet of ISE Labs, then we will be obligated to purchase the remaining shares for US$42 million plus accrued interest. The purchase price is payable either in cash or in shares of ASE Test at the option of the holders of the remaining shares, who are primarily founders and employees of ISE Labs or its predecessors.

     In April, July and November, 2000, we purchased additional shares of ISE Labs at an aggregate purchase price of US$70.9 million. As a result of these purchases, we owned 80.4% of the outstanding shares of ISE Labs as of December 31, 2000.

Universal Scientific

     From February through July of 1999, we purchased 22.6% of the outstanding shares of Universal Scientific for approximately NT$3,532.5 million (US$115.0 million), principally through open market purchases on the Taiwan Stock Exchange. We subsequently increased our holding to 23.3% following the open market purchase of additional shares in July and August of 2000. Six out of the nine directors on the Universal Scientific board of directors, including the chairman, are our representatives.

                               BUSINESS OVERVIEW

     We believe we are one of the world's largest independent providers of semiconductor packaging services and, together with our subsidiary ASE Test Limited, one of the world's largest independent providers of semiconductor testing services, including front-end engineering testing, wafer probing and final testing services. We believe that we are better positioned than our competitors to meet the requirements of semiconductor companies worldwide for outsourced packaging and testing services across a wide range of end use applications because of:

     o our broad range of advanced semiconductor packaging and testing services;

     o our expertise in product and process technology for the manufacture of increasingly lighter and thinner semiconductor packages with lower power consumption and better thermal dissipation characteristics;

     o our expertise in interconnect materials and assembly of electronics boards;

     o our financial position which enables us to make significant investments for future growth through both the expansion of existing capacity and the acquisition of new businesses, technologies and operations;

     o our experience in integrating acquired operations and using the acquired operations to provide services to their former owners;

     o our strategic geographic locations with experienced teams in key centers for outsourced semiconductor manufacturing; and

     o our strategic alliance with Taiwan Semiconductor Manufacturing Company Limited, or TSMC, the world's largest dedicated semiconductor foundry, to provide complete turnkey services.

     We plan to continue to expand our business and operations through both internal growth and acquisitions in order to enhance our technological, processing and materials capabilities, broaden our geographic coverage and increase our production capacity, economies of scale and management resources. In 2000, we incurred consolidated capital expenditures of NT$31,463.5 million (US$948.6 million) for the expansion of our facilities. In addition, in 1999 and 2000 we acquired the semiconductor packaging and testing facilities of Motorola in Taiwan and Korea, a 80.4% interest in ISE Labs, a front-end engineering testing service provider, and a controlling 23.3% interest in Universal Scientific, a leading contract provider of electronics board assembly services in Taiwan.

     We offer packaging and testing services separately and on a turnkey basis. Turnkey services consist of integrated packaging, testing and direct shipment of semiconductors to end users designated by our customers. Through our strategic alliance with and close geographic proximity to TSMC, we are able to expand the traditional scope of turnkey services to offer total semiconductor manufacturing services to our customers, including access to wafer fabrication services, also called foundry services, in addition to our packaging, testing and direct shipment services. We are developing similar strategic alliances with other major foundries and providers of other complementary semiconductor manufacturing services. Through the effective implementation of our strategy, we have been able to address the advanced semiconductor engineering requirements of our customers for packaging and testing services. Our global base of over 200 customers includes leading semiconductor companies across a wide range of end use applications:

     o    Advanced Micro Devices, Inc.

     o    Altera Corporation

     o    ATI Technologies Inc.

     o    Cirrus Logic International Ltd.

     o    Conexant Systems, Inc.

     o    Delphi Automotive Systems Corp.

     o    DSP Group

     o    LSI Logic Corporation

     o    Motorola, Inc.

     o    On Semiconductor Corp.

     o    Philips Electronics NV

     o    Qualcomm Incorporated

     o    ST Microelectronics Pte Ltd.

     o    VIA Technologies, Inc.

Industry Background

   General

     Semiconductors are the basic building blocks used to create an increasing variety of electronic products and systems. Continuous improvements in semiconductor process and design technologies have led to smaller, more complex and more reliable devices at a lower cost per function. These improvements have resulted in significant performance and price benefits to manufacturers of electronic systems. As a result, semiconductor demand has grown substantially in our primary markets of communications and personal computer equipment, and has experienced increased growth in additional markets such as consumer electronic devices, automotive products and industrial automation and control systems.

   Outsourcing Trends in Semiconductor Manufacturing

     Historically, semiconductor companies designed, manufactured, packaged and tested semiconductors primarily in their own facilities. In recent years, there has been a trend in the industry to outsource stages in the manufacturing process. Virtually every significant stage of the manufacturing process can be outsourced. Wafer foundry services and semiconductor packaging services are currently the largest segments of the independent semiconductor manufacturing services market. Most of the world's major integrated device manufacturers use some independent manufacturing services to maintain a strategic mix of internal and external manufacturing capacity. We believe that many of these manufacturers are significantly reducing their investments in new semiconductor packaging and testing facilities and that several are contemplating the divestment of their in-house packaging and testing operations. Motorola's sale to us of its packaging and testing operations in Taiwan and Korea in 1999 is an example of this divestment trend.

     The availability of technologically advanced independent manufacturing services has also enabled the growth of "fabless" semiconductor companies that focus on semiconductor design and marketing and outsource their fabrication, testing and packaging requirements to independent companies. Similarly, the availability of technologically advanced independent manufacturing services has encouraged "systems companies," which traditionally outsourced the manufacturing of semiconductor components used in the assembly of their systems products to integrated device manufacturers, to increasingly outsource to independent semiconductor manufacturing companies.

     We believe the outsourcing of semiconductor manufacturing services will increase in the future from current levels for many reasons, including the following:

     Technological Sophistication and Significant Capital Expenditure. Semiconductor manufacturing processes have become highly complex, requiring substantial investment in specialized equipment and facilities and sophisticated engineering and manufacturing expertise. In addition, product life cycles have been shortening, magnifying the need to continuously upgrade or replace manufacturing equipment to accommodate new products. As a result, new investments in in-house packaging, testing and fabrication facilities are becoming less desirable to integrated device manufacturers not only because of the high investment costs as well as their inability to achieve sufficient economies of scales and utilization rates in order to be competitive with the independent service providers. Independent packaging, testing and foundry companies, on the other hand, are able to realize the benefits of specialization and achieve economies of scale by providing services to a large base of customers across a wide range of products. This enables them to reduce costs and shorten production cycles through high capacity utilization and process expertise. In the process, they are also able to focus on discrete stages of semiconductor manufacturing and deliver services of superior quality.

     Focus on Core Competencies. As the cost of semiconductor manufacturing facilities increases, semiconductor companies are expected to further outsource their semiconductor manufacturing requirements in order to focus their resources on core competencies, such as semiconductor design and marketing.

     Time-to-Market Pressure. The increasingly short product life cycle has accelerated time-to-market pressure for semiconductor companies, leading them to rely increasingly on outsourced suppliers as a key source for effective manufacturing solutions.

     Growth of Fabless Semiconductor Companies and Outsourcing by Systems Companies. The substantial growth in the number of fabless semiconductor companies and systems companies that increasingly outsource their manufacturing requirements to independent companies will also continue to drive growth in the market for independent foundry, packaging and testing services.

   The Semiconductor Industry in Taiwan and Southeast Asia

     The semiconductor industry in Taiwan has been a leader in, and a major beneficiary of, the trend in outsourcing. Most semiconductor companies in Taiwan are engaged in only one or two stages of the semiconductor manufacturing process. As a result, Taiwan's semiconductor industry tends to be more efficient as companies focus on particular stages of the semiconductor manufacturing process, develop economies of scale and maintain higher capacity utilization rates.

     In addition, because companies which provide the major stages of the production process are located near one another, Taiwanese semiconductor companies are attractive to customers who wish to outsource several parts of their semiconductor manufacturing. For instance, a semiconductor company in the United States could obtain foundry, packaging, testing, and drop shipment services from companies located near one another in Taiwan, and as a result, reduce cycle times and unit costs while streamlining logistics. Moreover, a significant portion of the manufacturing capacity for the global electronics industry is located in Asia, further strengthening this competitive advantage. Through this specialization and a close network of customers and supplier partnerships, semiconductor companies in Taiwan can achieve superior economies of scale, flexibility, and customer responsiveness. Furthermore, Taiwan also has an educated labor pool and a large number of engineers suitable for sophisticated manufacturing industries such as semiconductors.

     As a result of the growth of the global semiconductor market, the semiconductor industry in Taiwan has in recent years made significant capital expenditures to expand capacity and technological capabilities. The ROC government has also provided tax incentives, long-term loans at favorable rates and research and development support, both directly and indirectly through support of research institutes and universities. As a result of investments made in recent years, Taiwan has achieved substantial market share in the outsourced semiconductor manufacturing business. Furthermore, the growth of Taiwan's electronics industry, particularly in personal computer design and manufacturing, has created substantial local demand for semiconductors.

     Many of the factors that contributed to the growth of the semiconductor industry in Taiwan have also contributed to the recent development of the semiconductor industry in Southeast Asia. Access to expanding semiconductor foundry services in Singapore, convenient proximity to major downstream electronics manufacturing operations in Malaysia, Singapore and Thailand, government sponsored infrastructure support, tax incentives and pools of skilled engineers and labor at relatively low cost have all encouraged the development of back-end semiconductor service operations in Southeast Asia. The downstream electronics manufacturers in Southeast Asia have typically focused on products used in the communications, industrial and consumer electronics and personal computer peripheral sectors. The proximity to both semiconductor foundries and end users has influenced local and international semiconductor companies increasingly to obtain packaging, testing and drop shipment services from companies in Southeast Asia.

   Overview of Semiconductor Manufacturing Process

     The manufacturing of semiconductors is a complex process that requires increasingly sophisticated engineering and manufacturing expertise. The following table sets forth the main stages of the manufacturing process. We are involved in all stages of the semiconductor manufacturing process except circuit design and wafer fabrication.

Process                             Description
-------                             -----------
Circuit Design                      The design of a semiconductor is developed
                                    by laying out circuit components and
                                    interconnections. A complex circuit may be designed with as many as 20 layers of patterns or more.

Front-End Engineering Test          Throughout and following the design
                                    process, prototype semiconductors undergo front-end engineering testing, which involves software development, electrical design validation, reliability and failure analysis.

Wafer Fabrication                   Process begins with the generation of a
                                    photomask through the definition of the
                                    circuit design pattern on a photographic negative, known as a mask, by an electron beam or laser beam writer. These circuit patterns are transferred to th wafers using various advanced processes.

Wafer Probe                         Each individual die is electrically tested,
                                    or probed, for defects. Dies that fa this test are marked to be discarded.

Packaging                           Packaging, also called assembly, is the
                                    processing of bare semiconductors into
                                    finished semiconductors and serves to
                                    protect the die and facilitate electrical connections and heat dissipation. The patterned silicon wafer received from our customers are diced by means of diamond saws into separate dies, also called chips.
                                    Each die is attached to a leadframe or a laminate (plastic or tape substrate by epoxy resin. A leadframe is a miniature sheet of metal, generally made of copper and silver alloys, on which the pattern of input/output leads has been cut. On a laminate substrate, typically used in ball grid array packages, the leads take the shape of small bumps or balls. Leads on the lead frame or the substrate are connected by extremely fine gold wires to the input/output terminals on the chips, through the use of automated machines known as "wire bonders". Each chip is then encapsulated, generally in a plastic casing molded from a molding compound, with only the leads protruding from the finished casing, either from the edges of the package as in the case of the leadframe packages, or in the form of small bumps on a surface of the package as in the case of ball grid array or other laminate packages.

Final Test                          Final testing is conducted to ensure that
                                    the packaged semiconductor device meets
                                    performance specifications. Final testing involves using sophisticated testing equipment and customized software programs to electrically test a number of attributes of packaged semiconductors, including functionality, speed, predicted endurance and power consumption. The final testing of semiconductors is categorized by the functions of the semiconductors tested into logic/mixed-signal final testing, and memory final testing. Memory final testing typically requires simpler test software but longer testing time per device tested.

Strategy

     Our objective is to provide leading-edge semiconductor packaging and testing solutions which set industry standards and facilitate the industry trend to outsource semiconductor manufacturing requirements. The principal elements of our strategy are to:

   Expand Strategically Our Production Capacity and Product Expertise

     We plan to continue to expand strategically our production capacity and product expertise, both through internal growth and through acquisitions, to address the increasing demand for independent semiconductor packaging and testing services. We evaluate acquisition opportunities on the basis of access to new markets and technology, increased proximity to our existing and potential customers, the enhancement of our production capacity and economies of scale and our management resources.

     In 1999, we acquired ISE Labs, an independent testing company with operations in California, Hong Kong and Singapore, as well as ASE Chung Li and ASE Korea, formerly the semiconductor packaging and testing operations of Motorola located in Chung Li, Taiwan and Paju, Korea. We acquired ISE Labs with a view to combining its front-end engineering testing capabilities with our final testing capabilities to provide our customers with complete semiconductor packaging and testing solutions. Through the acquisition of ASE Chung Li and ASE Korea, we gained access to specialized packaging and testing technologies with a focus on wireless communications and automotive end-products. As part of the acquisition, we also entered into service agreements for Motorola's continuing business at the Taiwan and Korea facilities. Our acquisition of the Motorola operations will serve as a model for our future acquisitions of in-house packaging and testing facilities of integrated device manufacturers.

     We believe that the success of the Motorola acquisition will encourage other integrated device manufacturers to divest their in-house operations to us and then retain us to satisfy the packaging and testing requirements formerly met by their in-house operations. We continue to evaluate acquisition opportunities and plan to make additional acquisitions in the future if suitable opportunities arise. Although our general strategy is to expand or invest in new packaging facilities through ASE Inc. and new testing facilities through ASE Test, we will continue to make these determinations on a case-by-case basis. For opportunities such as the former Motorola facilities in Taiwan and Korea with integrated packaging and testing operations, we may continue to divide our investments among group companies to reflect our estimates of the relative packaging and testing values at those facilities.

   Enhance Our Technological, Processing and Materials Capabilities

     We intend to continue our focus on developing advanced process and product technology in order to provide our customers with leading-edge solutions for their semiconductor packaging and testing requirements. Our expertise in packaging technology has enabled us to develop solutions such as fine-pitch bonding for leadframe packages, stacked die configuration for ball grid arrays and bump chip carrier packaging for communications applications.

     We intend to enhance our expertise both upstream and downstream in the semiconductor manufacturing process in order to better serve our customers in our core services of packaging and testing. As product lives and production cycles shorten and packaging and testing technologies advance more rapidly, our customers increasingly value our ability, as a downstream service provider, to work with them as an integral and strategic partner in the upstream development of their products. Our acquisition of the front-end engineering testing capabilities of ISE Labs has enhanced greatly our capabilities to participate in the earlier stages of circuit design and the semiconductor manufacturing process. Our establishment of ASE Material for the production of interconnect materials such as leadframes and substrates has provided us with expertise in interconnect technology, which has become an increasingly critical part of the product development stage for our customers in terms of cost and production time.

     The increasing miniaturization of semiconductors and the growing complexity of interconnect technology have led to the blurring of the traditional distinctions among assembly at different (that is, upstream and downstream) levels of integration: chip, module, board and systems. Our acquisition of a controlling interest in Universal Scientific has given us access to process and product technologies at the levels of module, board and systems assembly and test, which helps us to better anticipate industry trends and the needs of our end users, who are the end-clients of our customers.

   Strengthen and Develop Strategic Alliances with Providers of Complementary Manufacturing Services

     We intend to strengthen existing and develop new strategic alliances with providers of other complementary semiconductor manufacturing services, such as foundries, as well as equipment vendors, raw material suppliers and technology research institutes, in order to offer our customers total semiconductor manufacturing solutions covering all stages of the manufacturing of their products from design to shipment.

     Since 1997, we have maintained a strategic alliance with TSMC, the world's largest dedicated semiconductor foundry, which designates the ASE Group as the non-exclusive preferred provider of packaging and testing services for semiconductors manufactured by TSMC. Through our strategic alliance with and close geographic proximity to TSMC, we are able to offer our customers a total semiconductor manufacturing solution that includes access to foundry services in addition to our packaging, testing and direct shipment services.

     We are also working with TSMC in developing the next generation of packaging product technology. We are developing similar strategic relationships with other major foundries and providers of other complementary semiconductor manufacturing services in Taiwan and Southeast Asia with which we already have close business relationships.

   Better Serve Our Customers Through Our Diversified Geographic Presence

     We are located in close geographic proximity to the facilities of our customers and providers of complementary semiconductor manufacturing services, including foundries, in key centers for outsourced semiconductor manufacturing. This proximity enables us to work closely with our customers, and other service providers, enhances our responsiveness to the requirements of our customers and shortens production cycles by reducing the time required to ship semiconductors from one stage of the manufacturing process to the next. We maintain packaging or testing facilities in the following strategic locations in order to better serve our customers:

     o Taiwan -- currently the largest center for outsourced semiconductor manufacturing in Asia with its high concentration of foundries, customers and end users;

     o Malaysia and Singapore -- the emerging center for outsourced semiconductor manufacturing in Southeast Asia with a concentration of integrated device manufacturers;

     o Korea -- a center for the manufacturing of memory devices and semiconductors for communications applications with a concentration of integrated device manufacturers specializing in these products; and

     o Silicon Valley in California -- the pre-eminent center for semiconductor design with a concentration of fabless customers.

   Achieve Economies of Scale From Our Expanded Production Capacity

     We are re-mapping our organizational management structure to better integrate our operations in areas such as research and development, purchasing, manufacturing processes and materials, marketing and sales and information technology systems across our various facilities. Operations that were formerly conducted more or less independently at our individual facilities will be coordinated more closely and come under more centralized management. The pooling of resources in a matrix organizational management structure will enable all of our facilities to realize the benefits of the expanded scale of our aggregate production, such as reduced cost of raw materials and equipment purchased through collective bargaining with various raw materials suppliers and equipment vendors, a broader range of solutions and services, enhanced geographic coverage and increased flexibility in capacity allocation.

     We are developing procedures which will facilitate the sharing of the different expertise in process technology and practical know-how among our different facilities. The sharing of best practices will significantly reduce the amount of time required by our facilities to install and operate a new production line for the packaging or testing of new product types for which one of our facilities may have greater expertise or know-how.

Principal Products and Services

     We offer a broad range of semiconductor packaging products and testing services. Our packaging products are based primarily on surface mount technology, also known as SMT, and employ either leadframes or laminate substrates as interconnect materials. Our packaging products are used in a wide range of end use markets, including for communications, consumer, industrial, automotive, personal computer and other applications. Our testing services include front-end engineering testing, which is performed during and following the initial circuit design stage of the semiconductor manufacturing process; wafer probe; final testing and other related semiconductor testing services. We offer our customers the integrated packaging, testing and direct shipment of semiconductors to end users designated by our customers. In 2000, our packaging revenues accounted for 74.7% of our net revenues and our testing revenues accounted for 25.1% of our net revenues.

   Packaging

     We offer a broad range of semiconductor packages using primarily SMT technology, including:

     o    plastic leaded chip carrier packages, also called PLCC;

     o    quad flat packages, also called QFP;

     o    thin quad flat packages, also called TQFP;

     o    small outline plastic packages, also called SOP;

     o    small outline plastic J-bend packages, also called SOJ;

     o    thin small outline plastic packages, also called TSOP; and

     o    ball grid array, also called BGA.

     Within our packaging product portfolio, we focus on the assembly of semiconductor packages for which there is expected to be strong demand, including high pin-count SMT packages, such as QFPs and TQFPs, both of which are based on leadframes, and SMT packages based on laminate substrates, such as BGAs.

     In SMT, the leads on semiconductors and other electronic components are soldered to the surface of the printed circuit board rather than inserted into holes, as compared with the older pin-through-hole technology, also called PTH. Our principal PTH product is plastic dual in-line packages, also called PDIP. SMT can accommodate a substantially higher number of leads than PTH, enabling the board to interconnect a greater number of integrated circuits. This in turn allows a reduction in the number of integrated circuits used and, together with tighter component spacing, permits a reduction in the dimensions of the printed circuit board. Because of their high lead counts, most very large scale integrated circuits are configured for surface mounting. Additionally, SMT allows components to be placed on both sides of the board, enabling even greater density. The substantially finer lead-to-lead spacing, or pitch, in SMT products requires a packaging process which is more exacting than the packaging process for PTH products.

     Leadframe-based products are the traditional SMT packages which are packaged by connecting the die, using wire bonders, to the leadframe with gold wire leads. As the packaging technology improves, the number of leads per package increases. In the process, packages have evolved from the lower pin-count plastic leaded chip carriers to quad flat packages. The following table sets forth our principal leadframe-based packaging products.

                                  Number
Package Format                    of Leads     Description                                End Use Applications
--------------                    --------     -----------                                --------------------
Quad Flat Package                 32-240       QFPs designed for advanced                 Multimedia applications, cellular
 (QFP)/Thin QFP (TQFP)                         processors and controllers, ASICs, and     phones, personal computers,
                                               DSPs.                                      automotive and industrial products,
                                                                                          hard disk drives, communication
                                                                                          boards such as ethernet, integrated
                                                                                          services digital network, also called
                                                                                          ISDN, and notebook computers.

Plastic Leaded Chip Carrier       20-84        Designed for applications that do not      Personal computers, scanners,
     (PLCC)                                    require low profile package with high      electronic games and monitors.
                                               density of interconnects.

Small Outline Plastic Package     8-54         Leadframe packages designed for            Consumer audio/video and
 (SOP)/ Thin SOP (TSOP)                        memory devices including logic and         entertainment products, cordless
                                               analog devices, SRAM, DRAM, fast           telephones, pagers, fax machines,
                                               static RAM, also called FSRAM, and         printers, copiers, personal computer
                                               flash memory devices.                      peripherals, automotive parts,
                                                                                          telecommunications products,
                                                                                          recordable optical disks and hard disk
                                                                                          drives.

Small Outline Plastic J-Bend      20-44        Package designed for memory and low        DRAM memory devices,
 Package (SOJ)                                 pin-count applications                     microcontrollers, digital analog
                                                                                          conversions and audio/video
                                                                                          applications.

Plastic Dual In-line Package      28-42        Package used in consumer electronic        Telephones, televisions, audio/video
 (PDIP)                                        products.                                  applications and computer peripherals.


     Laminate-Based BGA Products.

     An important subset of SMT packages are BGA packages. In BGA technology, the leads used to connect the semiconductor device to the circuit board take the shape of small bumps or balls which are attached to the bottom of the package surface, as opposed to traditional leadframe technology which has leads protruding from the edges like pins. These small bumps or balls are typically distributed evenly across the bottom surface of the package, allowing greater distance between individual leads. BGA packages typically feature higher pin-count, smaller package sizes, greater reliability, superior electrical signal transmission, and better heat dissipation than traditional leadframe-based packaging technology. BGA packages are generally used in applications where size, density and performance are important considerations, such as cellular handsets and high pin-count graphic chipsets. We also have capabilities in stacked-die BGA, which assembles multiple dies into a single package. As an extension to stacked-die BGA, we also assemble systems-in-a-package products, which are integrated combinations of logic chips assembled into the same package. We believe that we are among the leaders in these packaging technologies.

     The industry demand for BGA packages has grown significantly in recent years. In light of the continuing demand for packages with higher pin-counts and smaller sizes, we commenced in July 2000 volume production in flip chip packages. For interconnections within the package, flip chip BGA technology replaces wire bonding with wafer bumping, which requires tiny solder balls, instead of wires, to be placed on top of dies for connection to substrates. As compared with more traditional packages which allow input/output connection only on the boundaries of the dies, flip chip packages significantly enhance the input/output flow by allowing input/output connection over the entire surface of the dies.

     In addition, we are currently developing land grid array, or LGA, a type of BGA package. Because LGA packages do not employ solder balls, it is a lead-free packaging solution. LGA packages are designed for semiconductors requiring a small, thin and light package. We expect LGA packages to be used in end use applications such as portable personal computers, personal digital assistants and cellular phones.

     The following table sets forth our principal BGA packaging products.

                             Number
Package Format               of Leads      Description
--------------               --------      -----------
Plastic BGA                  119-665       Designed for semiconductors which require the enhanced performance provided by plastic BGA, including personal computer chipsets, graphic controllers and microprocessors, ASICs, DSPs and memory devices.
                                           Applications include wireless products, cellular phones, global positioning systems, notebook computers, disk drives and video cameras.

Map BGA                       36-256       Smaller and thinner than conventional plastic BGA designed for semiconductors such as memory, analog, and ASICs requiring a smaller package. Applications include cellular and other telecommunications and wireless systems, global positioning systems, notebook/subnotebook computers and personal digital assistants, also called PDAs.

Film BGA                     112-280       Substrate-based package that has higher performance and lower profile than plastic BGA. Applications include cellular phones, pagers, wireless communications, DSPs and micro-controller applications and high performance disk drives.

Viper BGA                    256-480       Designed for memory devices such as flash memory devices, SRAM, DRAM and FSRAM, microprocessors/controllers and high value ASICs requiring a low profile, light and small package. Applications include cellular and other telecommunications products, wireless and consumer systems, PDAs, disk drives, notebook/subnotebook computers and memory boards.

Stacked-Die BGA              66-256        Combination of multiple dies in a single package enables package to have multiple functions within a small surface area. Applications include cellular phones, local area networks, also called LAN, graphic processors, digital cameras and pagers.

Flip Chip BGA                48-1500       Using advanced interconnect technology, flip chip BGA package allows higher density of input/output connection over the entire surface of the dies.
                                           Designed for high performance semiconductors that require high density of interconnects in a small package. Applications include high performance networking and graphics and processor applications.

Systems-in-a-Package         256-665       Integrated combination of microprocessor, logic controller and memory chips assembled in one package. Applications include digital televisions, fax modems, personal computer peripherals, CD players and copiers.

     The following table sets forth, for the periods indicated, the percentage of our packaging revenues accounted for by each package type.

                                     Year Ended December 31,
                         ------------------------------------------------
                           1998                 1999               2000
                         --------             --------           --------
                               (percentage of packaging revenues)
Package Types:
 BGA............           22.0%                35.3%              44.2%
 TQFP...........           15.9                 18.4               18.2
 QFP............           35.4                 22.0               14.6
 SOJ/SOP........           11.2                  9.8                9.9
 PLCC...........            8.2                  4.4                3.0
 PDIP...........            6.5                  4.9                3.0

                                     Year Ended December 31,
                         ------------------------------------------------
                           1998                 1999               2000
                         --------             --------           --------
                               (percentage of packaging revenues)

 Other..........            0.8                  5.2                7.1
                          -----                -----              -----
   Total........          100.0%               100.0%             100.0%
                          =====                =====              =====


   Testing

     We provide a complete range of semiconductor testing services, including front-end engineering testing, wafer probing, final testing of logic/mixed-signal and memory semiconductors and other test-related services.

     The testing of semiconductors requires technical expertise and knowledge of the specific applications and functions of the semiconductors tested. We believe that our testing services employ technology and expertise which are among the most advanced in the semiconductor industry. In addition to maintaining different types of testing equipment, which enables us to test a variety of semiconductor functions, we work closely with our customers to design effective testing and conversion programs on multiple equipment platforms for particular semiconductors.

     In recent years, complex, high-performance logic/mixed-signal semiconductors have accounted for an increasing portion of our overall net testing revenues. As the testing of complex, high-performance semiconductors requires a large number of functions to be tested using more advanced testing equipment, these products generate higher revenues per unit of testing time, as measured in central processing unit, or CPU, seconds.

     Front-End Engineering Testing. We provide front-end engineering testing services, including software program development, electrical design validation, and reliability and failure analysis.

     o Software Program Development. Design and test engineers develop a customized software program and related hardware to test the semiconductor on advanced testing equipment. A customized software program is required to test the conformity of each particular semiconductor type to its unique functionality and specification.

     o Electrical Design Validation. A prototype of the designed semiconductor is submitted to electrical tests using advanced test equipment, customized software programs and related hardware. These tests assess whether the prototype semiconductor complies with a variety of different operating specifications, including functionality, frequency, voltage, current, timing and temperature range.

     o Reliability Analysis. Reliability analysis is designed to assess the long-term reliability of the semiconductor and its suitability of use for intended applications. Reliability testing can include "burn-in" services, which electrically stress a device, usually at high temperature and voltage, for a period of time long enough to cause the failure of marginal devices.

     o Failure Analysis. In the event that the prototype semiconductor does not function to specifications during either the electrical design validation or reliability testing processes, it is typically subjected to failure analysis to determine why it did not perform as anticipated. As part of this analysis, the prototype semiconductor may be subjected to a variety of analyses, including electron beam probing and electrical testing.

     Wafer Probing. Wafer probing is the step immediately before the packaging of semiconductors and involves visual inspection and electrical testing of the processed wafer for defects to ensure that it meets our customers' specifications. Wafer probing services require expertise and testing equipment similar to that used in logic/mixed-signal testing, and several of our testers are also used for wafer probing.

     Logic/Mixed-Signal Final Testing. We conduct final tests of a wide variety of logic/mixed-signal semiconductors, with the number of leads ranging in the single digits to several hundreds and operating frequencies of up to 400 MHZ, which is at the high end of the range for the industry. The products we test include semiconductors used for networking and wireless communications, graphics and disk controllers for home entertainment and personal computer applications, as well as a variety of application specific integrated circuits, or ASICs, for various specialized applications.

     Memory Final Testing. We provide final testing services for a variety of memory products, such as static random access memory, or SRAM, dynamic random access memory, or DRAM, and single-bit electronical programmable read-only memory semiconductors.

     Other Test-Related Services. We provide a broad range of additional test-related services, including:

     o Burn-in Testing. Burn-in is the process of electrically stressing a device, usually at high temperature and voltage, for a period of time to simulate the continuous use of the device to determine whether this use would cause the failure of marginal devices.

     o Dry Pack. Process which involves heating semiconductors in order to remove moisture before packaging and shipping to customers.

     o Tape and Reel. Process which involves transferring semiconductors from a tray or tube into a tape-like carrier for shipment to customers.

     Drop Shipment Services. We offer drop shipment services for shipment of semiconductors directly to end users designated by our customers. Drop shipment services are provided mostly in conjunction with logic/mixed-signal testing. We provide drop shipment services to a majority of our testing customers. A substantial portion of our customers at each of our facilities have qualified these facilities for drop shipment services. Since drop shipment eliminates the additional step of inspection by the customer before shipment to the end user, quality of service is a key consideration. We believe that our ability to successfully execute our full range of services, including drop shipment services, is an important factor in maintaining existing customers as well as attracting new customers.

     The following table sets forth, for the periods indicated, the percentage of our testing revenues accounted for by each type of testing service.


                                             Year Ended December 31,
                                  ---------------------------------------------
                                   1998                1999               2000
                                  ------              ------             ------
                                        (percentage of testing revenues)

Testing Services:
 Logic/mixed-signal final test...  88.2%               96.9%              97.7%
 Memory final test...............  11.8                 3.1                2.3
   Total......................... 100.0%              100.0%             100.0%


Expansion

     We commenced an expansion project in Chung Li, Taiwan in December 1999. The first phase of the project was the construction of a building with aggregate floor space of approximately 800,000 square feet to accommodate the expected growth of our operations in Chung Li, which construction was completed in the fourth quarter of 2000. The total value of the first phase of the project, including land and the completed building, is estimated at NT$2.0 billion. Hung Ching, which is the developer of the project, bears all costs relating to the development. The new building houses ASE Chung Li's testing operations as well as part of the operations of other ASE Group companies.

     Furthermore, we commenced an expansion project in Kaohsiung, Taiwan in the second quarter of 2000. The first phase of the project was the construction of a building with aggregate floor space of 1.1 million square feet to accommodate the expected growth of our operations in Kaohsiung. Construction was completed in the third quarter of 2001 at a cost of NT$2.0 billion. The new building houses part of ASE Inc.'s packaging operations in Kaohsiung, part of ASE Test Taiwan's testing operations and part of ASE Material's substrate manufacturing operations.

     We also commenced an expansion project in Penang, Malaysia in the fourth quarter of 1999. The first phase of the project was the construction of a building with floor space of approximately 100,000 square feet which was completed in the third quarter of 2000. The aggregate cost of the project was US$16 million.

Other Members of the ASE Group

   Consolidated Subsidiaries

     ASE Test. ASE Test, which is a Singapore company, is one of the largest independent testing companies in the world, providing a complete range of semiconductor testing services to leading international semiconductor companies. In addition, ASE Test provides a broad range of leadframe and laminate-based semiconductor packaging services. ASE Test has testing operations in Taiwan, the United States, Hong Kong and Singapore, and also maintains testing and packaging operations in Malaysia.

     ASE Test was incorporated in 1996 and its ordinary shares have been quoted for trading on the Nasdaq National Market since June 1996 under the symbol "ASTSF". Following the completion of ASE Test's follow-on offering of ordinary shares on July 19, 2000, we held approximately 51.2% of the outstanding shares of ASE Test. We also hold the equivalent of another 2.5% of the company through options created on ASE Test's convertible notes issued in 1999. ASE Test is a holding company whose significant assets are its ownership interests in the following operating companies:

     o    100% of ASE Test Taiwan;

     o    100% of ASE Test Malaysia;

     o    80.4% of ISE Labs;

     o    30% of ASE Chung Li (the remaining 70% of which is owned by ASE
          Inc.); and

     o    30% of ASE Korea (the remaining 70% of which is owned by ASE Inc.).

     In 2000, ASE Test recorded net revenues of US$440.3 million, operating income of US$114.9 million and net income of US$107.2 million. We currently intend to maintain a majority ownership interest in ASE Test. We continue to evaluate acquisition opportunities and plan to make additional acquisitions in the future if suitable opportunities arise. Although our general strategy is to expand or invest in new packaging facilities through ASE Inc. and new testing facilities through ASE Test, we will make these determinations on a case-by-case basis. For opportunities such as the former Motorola facilities in Chung Li and Korea with integrated packaging and testing operations, we may continue to divide our investments among group companies to reflect our estimates of the relative packaging and testing values at those facilities.

     ASE Material. ASE Material, which is a ROC company, manufactures leadframes and other substrates used in the packaging of semiconductors. ASE Material currently supplies our packaging facilities in Kaohsiung with a portion of our leadframe and substrate requirements. See "-- Raw Materials and Suppliers -- Packaging". As of December 31, 2000, we held 50.5% of the outstanding shares of ASE Material, comprising 43.8% held by ASE Inc. and 6.7% held by ASE Test Taiwan. The supervisor and two of the five directors of ASE Material are representatives of ASE Inc., one director is a representative of ASE Test Taiwan and the remaining two directors of ASE Material are Jason C.S. Chang, our Chairman, and Richard H.P. Chang, our Vice Chairman and Chief Executive Officer, serving in their individual capacities.

     We believe that interconnect technology will play an increasingly important role in semiconductor packaging as interconnect materials, such as leadframes and substrates, account for a growing portion of the cost of a semiconductor package. In anticipation of this trend, we established ASE Material in December 1997 for the purpose of developing, producing and selling leadframes and advanced substrates. In 2000, ASE Material supplied interconnect materials that accounted for approximately 12.1% of our consolidated raw material costs. Substantially all of these materials were leadframes. In 2000, ASE Material supplied approximately 25.4% of the substrate requirements at our packaging facilities in Kaohsiung. We expect to continue making investments in ASE Material in order to further develop our in-house interconnect technology.

     ASE Material's facilities are located in the Nantze Export Processing Zone near our packaging and testing facilities in Kaohsiung, Taiwan. ASE Material recently expanded its production capacity with new facilities located near our packaging and testing facilities in Kaohsiung and Chung Li, Taiwan. In 2000, ASE Material recorded revenues of NT$1,793.5 million (US$54.1 million), operating loss of NT$153.9 million (US$4.6 million) and net loss of NT$175.4 million (US$5.3 million). Substantially all of ASE Material's sales are to other ASE Group companies, and accordingly, substantially all of its sales and net income are eliminated by ASE Inc. in preparing our consolidated financial statements.

     ASE Technologies. ASE Technologies, Inc., a ROC company, designs and assembles notebook computers, set-top boxes and liquid crystal display monitors, and assembles board and sub-systems. As of December 31, 2000, we held 98% of the outstanding shares of ASE Technologies.

     In 2000, ASE Technologies recorded revenues of NT$157 million (US$4.7 million), operating loss of NT$211 million (US$6.4 million) and net loss of NT$188 million (US$5.7 million). We intend to wind down the business of ASE Technologies upon approval from ASE Technologies' shareholders in September 2001.

   Unconsolidated Affiliates

     In addition to our consolidated subsidiaries, Universal Scientific and Hung Ching are commonly referred to as member companies in the ASE Group. As of December 31, 2000, we held approximately 23.3% of the outstanding shares of Universal Scientific and 25.1% of the outstanding shares of Hung Ching.

     Universal Scientific. Universal Scientific, which is a ROC company, manufactures electronics products in varying degrees of system integration principally on a contract basis for original equipment manufacturers, including:

     o electronics components such as thick film mixed signal devices, thick film resistors, high frequency devices and automotive and power electronic devices;

     o board and sub-system assemblies such as customized SMT board assemblies, mother boards for personal computers, wireless local area network cards and fax control boards; and

     o system assemblies such as portable computers, desktop personal computers, network computers and servers.

     We are the largest shareholder in Universal Scientific and six out of the nine directors on its board of directors, including the chairman, are representatives of ASE Inc.

     Universal Scientific's principal manufacturing facilities are located in Nantou, Taiwan. In 2000, Universal Scientific recorded net revenues of NT$39,110 million (US$1,179.1 million), operating income of NT$1,835 million (US$55.3 million) and net income of NT$1,339 million (US$40.4 million). The shares of Universal Scientific are listed on the Taiwan Stock Exchange. As of December 31, 2000, Universal Scientific had a market capitalization of NT$10,664.9 million (US$321.5 million).

     Hung Ching. Hung Ching, which is a ROC company, is engaged in the development and management of commercial, residential and industrial real estate properties in Taiwan. Hung Ching's completed development projects include the ASE Design Center commercial project and the Earl Village residential project, both located in Hsichih, Taiwan. Hung Ching was founded in 1986 by Chang Yao Hung-ying. Mrs. Chang is the mother of both Jason C.S. Chang, our Chairman, and Richard H.P. Chang, our Vice Chairman and Chief Executive Officer, and is a director of ASE Inc. As of December 31, 2000, we held 25.1% of the outstanding shares of Hung Ching. Messrs. and Mdm. Chang and other members of the Chang family are controlling shareholders of Hung Ching.

     In 2000, Hung Ching recorded net revenues of NT$1,601 million (US$48.3 million), operating income of NT$156 million (US$4.7 million) and net loss of NT$35 million (US$1.1 million). The shares of Hung Ching are listed on the Taiwan Stock Exchange. As of December 31, 2000, Hung Ching had a market capitalization of NT$2,426.6 million (US$73.2 million).

Seasonality

     See "Item 5. Operating and Financial Review and Prospectus-- Operating Results and Trend Information-- Consolidated Quarterly Results".

Sales and Marketing

   Sales and Marketing Offices

     We maintain sales and marketing offices in the United States, Taiwan and Malaysia. Our Hsinchu and Kaohsiung offices are staffed with employees from both ASE Inc. and ASE Test Taiwan. These employees often call on prospective customers together. In addition, the sales agent for our packaging and testing services maintains sales and marketing offices in San Jose, California; Tempe, Arizona; Austin, Texas; and Beverly, Massachusetts in the United States; and Brussels in Belgium. We conduct marketing research through our in-house customer service personnel and those of our sales agent and through our relationships with our customers and suppliers to keep abreast of market trends and developments. We also provide advice in the area of production process technology to our major customers planning the introduction of new products. In placing orders with us, our customers specify which of our facilities these orders will go to. Our customers conduct separate qualification and correlation processes for each of our facilities that they use. See "-- Sales and Marketing -- Qualification and Correlation by Customers".

   Sales and Customer Service Agents

     Under commission agreements, each of ASE Inc., ASE Test Taiwan, ASE Korea, ASE Chung Li and ASE Test Malaysia has appointed Gardex International Limited as the non-exclusive sales agent for its services and products worldwide, excluding Asia. Gardex helps us identify customers, monitor delivery acceptance and payment by customers and, within parameters set by us, negotiate price, delivery and other terms with our customers. Purchase orders are placed directly with us by our customers. We pay Gardex a commission of between 0.6% and 1.0% of our sales outside of Asia, payable monthly, depending on the amount of these sales. In 2000, we paid US$10.5 million in commission to Gardex.

     Under service agreements, each of ASE Inc., ASE Test Taiwan, ASE Korea, ASE Chung Li and ASE Test Malaysia has appointed ASE (U.S.) Inc. as its non-exclusive agent to provide customer service and after-sales support to its customers in Europe and North America. We pay ASE (U.S.) Inc. a monthly fee based on ASE US's monthly services associated costs and expenses. In 2000, we paid US$13.6 million in fees and service charges to ASE (U.S.) Inc.

     Both Gardex and ASE (U.S.) Inc. are wholly owned by Mr. Y.C. Hsu, who has had a long personal relationship with Mr. Jason C.S. Chang, our Chairman, that pre-dates the founding of our company. We have maintained business relationships with Gardex, ASE (U.S.) Inc. and their predecessors since 1985. Gardex and ASE (U.S.) Inc. currently perform services only for us.

   Customers

     Our global base of over 200 customers includes leading semiconductor companies across a wide range of end use applications:

     o    Advanced Micro Devices, Inc.

     o    Altera Corporation

     o    ATI Technologies Inc.

     o    Cirrus Logic International Ltd.

     o    Conexant Systems, Inc.

     o    Delphi Automotive Systems Corp.

     o    DSP Group

     o    LSI Logic Corporation

     o    Motorola, Inc.

    o     On Semiconductor Corp.

     o    Philips Electronics NV

     o    Qualcomm Incorporated

     o    ST Microelectronics Pte Ltd.

     o    VIA Technologies, Inc.

     Our five largest customers together accounted for approximately 34%, 40% and 44% of our sales in 1998, 1999 and 2000, respectively. Other than Motorola, Inc. in 1999, and Motorola and VIA Technologies, Inc. in 2000, no customer accounted for more than 10% of our net revenues in 1998, 1999 or 2000. In connection with our acquisition in July 1999 of Motorola's in-house packaging and testing operations in Chung Li and Korea, we entered into manufacturing services agreements for Motorola's continuing business at the Chung Li and Korea facilities. As a result, Motorola accounted for approximately 16% of our 1999 net revenues and 22% of our 2000 revenues. There has been significant variation in the composition of our largest five customers over time and, as a result, we have been less dependent on any particular customer over time. We package and test for our customers a wide range of products with end use applications in the personal computers, consumer, industrial and automotive, and communications sectors.

     The following table sets forth the names, in alphabetical order, of our five largest customers for each of 1998, 1999 and 2000:

     1998                                 1999                                    2000
     -----                                -----                                   -----
ATI Technologies Inc.              ATI Technologies Inc.                   LSI Logic Corporation
Motorola, Inc.                     LSI Logic Corporation                   Motorola, Inc.
VIA Technologies, Inc.             Motorola, Inc.                          On Semiconductor Corp.
Winbond Electronics                Silicon Integrated Systems Corp.        ST Microelectronics Pte Ltd.
3Dfx                               VIA Technologies, Inc.                  VIA Technologies, Inc.

     The following table sets forth our 2000 revenues categorized by the principal end use applications of the products which we packaged and tested, as a percentage of our net revenues in 2000.


                                                             Year Ended
                                                         December 31, 2000
                                                    ----------------------------
                                                    (percentage of net revenues)
End Use Applications:
   Communications..................................            36.6%
   Consumer Industrial/Automotive..................            29.6
   Personal Computers..............................            30.4
   Other...........................................             3.4
                                                              -----
      Total........................................           100.0%
                                                              =====

     Many of our customers are leaders in their respective end use markets. For example, we provide Motorola, an industry leader in automotive and wireless communications semiconductor products, with most of its outsourced packaging and testing requirements. The following table sets forth our largest customers, categorized by the principal end use applications of the products which we package and test for them.

                                   Consumer/Industrial/
     Communications                    Automotive                     Personal Computers
     --------------              ----------------------               ------------------
Advanced Micro Devices, Inc.     Altera Corporation               Advanced Micro Devices, Inc.
Conexant Systems, Inc.           Delphi Automotive Systems        ATI Technologies, Inc.
DSP Group                        LSI Logic Corporation            Cirrus Logic International Ltd.
Motorola, Inc.                   Motorola, Inc.                   IBM
Philips Electronics NV           ST Microelectronics Pte Ltd.     S3 International Ltd.
Qualcomm Incorporated            ESS Technology, Inc.             Silicon Integrated Systems Corp.
ST Microelectronics Pte Ltd.                                      VIA Technologies, Inc.
                                                                  Silicon Integrated Systems Corp.
                                                                  Winbond Electronics Corporation

     We categorize our packaging and testing revenues based on the country in which the customer is headquartered. The following table sets forth, for the periods indicated, the percentage breakdown of our packaging and testing revenues, categorized by geographic regions.


                                  Year Ended December 31,
                           ---------------------------------------
                            1998             1999            2000
                           ------           ------          ------

North America......         59.4             57.2            65.1
Taiwan.............         30.4             28.9            24.7
Other Asia.........          7.2             11.3             6.5
Europe.............          3.0              2.6             3.7
                           -----            -----           -----
 Total.............        100.0%           100.0%          100.0%
                           =====            =====           =====

     In 2000, approximately 74% of the testing revenues of ASE Test Taiwan and 67% of the testing revenues of ASE Test Malaysia were accounted for by the testing of semiconductors packaged at our packaging facilities in Kaohsiung and Malaysia, respectively. The balance represented testing revenues from customers who delivered packaged semiconductors directly to ASE Test Taiwan or ASE Test Malaysia for testing. In 2000, approximately 29% of our packaging revenues in Kaohsiung and 80% of our packaging revenues in Malaysia were accounted for by the packaging of semiconductors which were subsequently tested at ASE Test Taiwan and ASE Test Malaysia, respectively. We expect that more customers of our packaging facilities in Kaohsiung and Malaysia will begin to contract for our packaging and testing services on a turnkey basis.

   Qualification and Correlation by Customers

     Customers generally require that our facilities undergo a stringent "qualification" process during which the customer evaluates our operations and production processes, including engineering, delivery control and testing capabilities. The qualification process typically takes up to eight weeks, but can take longer depending on the requirements of the customer. In the case of our testing operations, after we have been qualified by a customer and before the customer delivers semiconductors to us for testing in volume, a process known as "correlation" is undertaken. During the correlation process, the customer provides us with sample semiconductors to be tested and either provides us with the test program or requests that we develop a conversion program. In some cases, the customer also provides us with a data log of results of any testing of the semiconductor which the customer may have conducted previously. The correlation process typically takes up to two weeks, but can take longer depending on the requirements of the customer.

   Pricing

     We price our packaging services primarily on a cost-plus basis and, to a lesser extent, with reference to market prices. Prices are confirmed at the time firm orders are received from customers, which is typically four to eight weeks before delivery.

     We price our testing services primarily on the basis of the amount of time, measured in CPU seconds, taken by the automated testing equipment to execute the test programs specific to the products being tested as well as the cost of the equipment.

Raw Materials and Suppliers

   Packaging

     The principal raw materials used in our packaging processes are interconnect materials such as leadframes and substrates, gold wire and molding compound. Interconnect materials, such as leadframes and substrates, gold wire and molding compound represented approximately 58.1%, 19.2% and 10.1%, respectively, of our total cost of packaging materials in 2000.

     The silicon die, which is the functional unit of the semiconductor to be packaged, is supplied in the form of silicon wafers. Each silicon wafer contains a number of identical dies. We generally receive the wafers from the customer for which the semiconductor is being packaged. Consequently, we generally do not incur inventory costs relating to the silicon wafers used in our packaging process.

     We do not maintain large inventories of leadframes, substrates, gold wire or molding compound, but generally maintain sufficient stock of each principal raw material for approximately one month's production based on blanket orders and rolling forecasts of near-term requirements received from customers. In addition, several of our principal suppliers dedicate portions of their inventories, typically in amounts equal to the average monthly amounts supplied to us, as reserves to meet our production requirements. However, shortages in the supply of materials experienced by the semiconductor industry have in the past resulted in occasional price adjustments and delivery delays. For example, in 1997 and 1998, the industry experienced a shortage in the supply of advanced substrates used in BGA packages, which, at the time, was available from a limited number of suppliers located primarily in Japan. In these instances, we generally negotiate an extension of the delivery date from our customers.

     We believe that interconnect technology will play an increasingly important role in semiconductor packaging as interconnect materials such as leadframes and substrates account for a growing portion of the cost of a semiconductor package. In anticipation of this trend, we established ASE Material in December 1997 for the purpose of developing, producing and selling leadframes and advanced substrates. In 2000, ASE Material supplied interconnect materials that accounted for approximately 12.1% of our consolidated raw material costs. Substantially all of these materials were leadframes. We expect that by the end of 2000, ASE Material will supply approximately a third of the substrate requirements at our packaging facilities in Kaohsiung. We expect to continue making investments in ASE Material in order to further develop our in-house interconnect technology.

   Testing

     Apart from packaged semiconductors, no other raw materials are needed for the functional and burn-in testing of semiconductors. For the majority of our testing equipment, we often base our purchases on prior discussions with our customers about their forecast requirements. The balance consists of testing equipment on consignment from customers and which are dedicated exclusively to the testing of these customers' specific products.

Equipment

   Packaging

     The most important equipment used in the semiconductor packaging process is the wire bonder. The number of wire bonders at a given facility is commonly used as a measure of the packaging capacity of the facility. The wire bonders connect the input/output terminals on the silicon die using extremely fine gold wire to leads on leadframes or substrates. Typically, wire bonders may be used, with minor modifications, for the packaging of different products. We purchase wire bonders principally from Kulicke & Soffa Industries Inc. As of December 31, 2000, we operated an aggregate of 3,973 wire bonders, 20 of which were consigned by customers. In addition to wire bonders, we maintain a variety of other types of packaging equipment, such as wafer grind, wafer mount, wafer saw, die bonders, automated molding machines, laser markers, solder plat, pad printers, dejunkers, trimmers, formers, substrate saw and scanners.

   Testing

     Testing equipment is the most important and most capital intensive component of the testing process. We generally seek to purchase testers from different suppliers with similar functionality and the ability to test a variety of different semiconductors. We purchase testing equipment from major international manufacturers, including Agilent Technology, Advantest Corporation, Credence Systems Corporation, Electroglas, Inc., Megatest Corporation, Schlumberger Technologies and Teradyne, Inc. Upon acquisition of new testing equipment, we install, configure, calibrate, perform burn-in diagnostic tests on and establish parameters for the testing equipment based on the anticipated requirements of existing and potential customers and considerations relating to market trends. As of December 31, 2000, we operated an aggregate of 1,029 testers, 139 of which were consigned by customers. In addition to testers, we maintain a variety of other types of testing equipment, such as automated handlers and probers (with special handlers for wafer probing), scanners, re-formers and personal computer workstations for use in software development. Each tester is attached to one or two handlers or probers, which transport individual dies to the tester for testing or probing.

     In general, particular semiconductors can be tested on only a limited number of specially designed testers. As part of the qualification process, customers will specify the machines on which their semiconductors may be tested, and we often develop test program conversion tools that enable us to test semiconductors on multiple equipment platforms. This portability between testers enables us to allocate semiconductors tested across our available test capabilities and thereby improve capacity utilization rates. In cases where a customer requires the testing of a semiconductor product that is not yet fully developed, the customer may provide personal computer workstations to us to test specific functions. In cases where a customer has specified testing equipment that was not widely applicable to other products which we test, we have required the customer to furnish the equipment on a consignment basis.

Material Patents, Licenses and Contracts

     We and our subsidiaries hold various patents and licenses covering a broad range of packaging and testing technology and have various material contracts as described in "Item 10. Additional Information -- Material Contracts" and attached in "Item 19. Exhibits".

Material Effects of Government Regulations

     All of our operations in the Nantze Export Processing Zone, including ASE Test Taiwan, ASE Material and our operations in Kaohsiung, are subject to regulation by the Export Processing Zone Administration, Ministry of Economic Affairs in relation to land use, company registration, factory establishment, labor safety inspections, issuance of import and export licenses, foreign exchange and international trade management. All of our operations in Taiwan, including ASE Test Taiwan, our operations in Kaohsiung, ASE Chung Li, ASE Material and ASE Technologies, are also subject to regulation and periodic monitoring by the ROC Environmental Protection Administration and the local environmental protection authorities. For ASE Test Taiwan, our operations in Kaohsiung, ASE Material and ASE Technologies, the local environmental protection authority is the Bureau of Environmental Protection, Kaohsiung City. For ASE Chung Li, the local environmental protection authority as the Bureau of Environmental Protection, Taoyuan County.

     ASE Test Malaysia operates under a license obtained from the Malaysian Industrial Development Authority and issued by the Ministry of Trade and Industry Malaysia. Some of the terms of the license are:

     o ASE Test Malaysia's shares that are held by non-citizens of Malaysia cannot be sold without the prior written consent of the Ministry of International Trade and Industry.

     o ASE Test Malaysia must recruit and train Malaysian citizens in a manner that reflects the multiracial composition of Malaysia for all levels of occupational classification.

     o The prior approval of the Ministry of International Trade and Industry must be obtained before any changes, additions or reductions with respect to machinery or equipment are proposed, in cases where there will be a material effect on production volume or electricity consumption.

     o ASE Test Malaysia must obtain the prior written consent of the Ministry of International Trade and Industry before executing any agreements on technology transfers with foreigners.

     o ASE Test Malaysia must elect distributors of the "bumiputra" ethnicity, primarily ethnic Malays, to distribute at minimum 30% of its sales within Malaysia. The election of foreign companies as distributors requires the prior approval of the Ministry of International Trade and Industry.

     o    ASE Test Malaysia must export at minimum 85% of its production.

Quality Control

     We believe that our advanced process technology and reputation for high quality and reliable services have been important factors in attracting and retaining leading international semiconductor companies as customers for our packaging and testing services. We have maintained an average packaging yield rate of 99.8% or greater in each of the last three years. We maintain a quality control staff at each of our facilities. Our quality control staff typically includes engineers, technicians and other employees who monitor packaging and testing processes in order to ensure high quality. Our quality assurance systems impose strict process controls, statistical in-line monitors, supplier control, data review and management, quality controls and corrective action systems. Our quality control employees staff quality control stations along production lines, monitor clean room environment and follow up on quality through outgoing product inspection and interaction with customer service staff. We have established quality control systems which are designed to ensure high quality service to customers, high product and testing reliability and high production yields at our facilities. In addition, our packaging and testing facilities have been qualified by all of our major customers after satisfying stringent quality standards prescribed by these customers.

     Our packaging and testing operations are undertaken in clean rooms where air purity, temperature and humidity are controlled. To ensure stability and integrity of our operations, we maintain clean rooms at our facilities that meet U.S. Federal 209E class 1,000, 10,000 and 100,000 standards. All of our facilities have been certified as meeting the ISO 9002 quality standards by the International Standards Organization. Our facilities in Taiwan, Korea and Malaysia have also been certified as meeting the Quality System 9000 or QS-9000 quality standards. The ISO 9002 certification is required by many countries in connection with sales of industrial products in these countries. The QS-9000 quality standards provide for continuous improvement with an emphasis on the prevention of defects and reduction of variation and waste in the supply chain. Like the ISO 9002 certification, the QS-9000 certification is required by some semiconductor manufacturers as a threshold indicating a company's quality control standards. In addition, we have received various vendor awards from our customers for the quality of our products and services.

Competition

     We compete in the highly competitive independent semiconductor packaging and testing markets. We face competition from a number of sources, including other independent semiconductor packaging and testing companies, especially those that also offer turnkey packaging and testing services. More importantly, we compete for the business of integrated device manufacturers with in-house packaging and testing capabilities and fabless semiconductor design companies with their own in-house testing capabilities. Some of these integrated device manufacturers have commenced, or may commence, in-house packaging and testing operations in Asia. Furthermore, several independent packaging companies in Asia may expand their packaging capacities and enhance their testing capabilities.

     Integrated device manufacturers that use our services continuously evaluate our performance against their own in-house packaging and testing capabilities. These integrated device manufacturers may have access to more advanced technologies, and greater financial and other resources than we do. We believe, however, that we can offer greater efficiency and lower costs while maintaining equivalent or higher quality for several reasons. First, we tend to have lower unit costs because our equipment generally has a higher utilization rate as compared to that of the in-house testing operations of integrated device manufacturers. Second, we tend to offer a wider range of products in terms of complexity and technology as compared to the in-house testing operations of integrated device manufacturers, since integrated device manufacturers are less able to utilize individual testers for long periods of time following the migration of product technology.

Environmental Matters

     The semiconductor packaging process generates gaseous chemical wastes, principally at the stage at which the copper leads protruding from the plastic or ceramic casings of the semiconductor, commonly referred to as moldings, are plated with tin or lead to improve their electrical conductivity. Liquid waste is produced at the stage where silicon wafers are diced into chips with the aid of diamond saws and cooled with running water. In addition, excess materials on leads and moldings are removed from packaged semiconductors in the trimming and de-junking processes, respectively. We have installed various types of anti-pollution equipment for the treatment of liquid and gaseous chemical waste generated at all of our semiconductor packaging facilities. We believe that we have adopted adequate anti-pollution measures for the effective maintenance of environmental protection standards that are consistent with the semiconductor industry practice in the countries in which our facilities are located. In addition, we believe we are in compliance in all material respects with present environmental laws and regulations applicable to our operations and facilities.

Insurance

     We have insurance policies covering losses due to fire. These insurance policies cover the buildings, machinery and equipment at our major production facilities. We do not have business interruption insurance, except in connection with fire. Significant damage to any of our production facilities, whether as a result of fire or other causes, would have a material adverse effect on our results of operations. We are not insured against the loss of key personnel.

ORGANIZATIONAL STRUCTURE

     The following chart illustrates our corporate structure and effective ownership interest in each of our principal operating subsidiaries and affiliates.

                               ADVANCED SEMICONDUCTOR ENGINEERING, INC.(1)
                                                           |
                                                           |
-----------------------------------------------------------|--------------------------------------------
|              |                                           | 51.2%        |             |              |
| 70%          | 70%                                       |              | 43.8%       | 100%         | 23.3%
|              |                                           |              |             |              |
|       -------|-----------------------------------ASE Test Limited(2)    |             |              |
|       |      |    |                |              |             |       |             |              |
|       |      |    |                |              |             |       |             |              |
|       |      |    |                |              |             |       |             |              |
|       |      |    |                |              |             |       |             |              |
|       | 30%  |    | 30%            | 100%         | 84.4%       | 100%  |             |              |
|       |      |    |                |              |             |       |             |              |
|       |      |    |                |              |             |       |             |              |
ASE            ASE               ASE             ISE Labs,     ASE Test,  |         ASE Holding    Universal
(Chung Li)     (Korea)           Electronics     Inc.(3)       Inc.       |         Electronics    Scientific
Inc.           Inc.              (M) Sdn.                          |      |         (Philippines)  Industrial
                                  Bhd.                             |      |         Inc.           Co., Ltd.(1)
                                                                   |      |
                                                                   | 6.7% |
                                                                   |      |
                                                                   ASE    |
                                                              Material Inc.
                                                                   (4)

--------
(1) The common shares of ASE Inc. and Universal Scientific are listed on the Taiwan Stock Exchange.

(2) The ordinary shares of ASE Test are quoted for trading on the Nasdaq National Market under the symbol "ASTSF".

(3) The remaining shares of ISE Labs are owned primarily by the founders and employees of ISE Labs or its predecessors.

(4) The remaining shares of ASE Materials are owned by management and employees of ASE Inc. and its affiliates.


PROPERTIES

     We operate a number of packaging and testing facilities in Asia and the United States. Our facilities provide varying types or levels of services with respect to different end-product focus, customers, technologies and geographic locations. Our facilities range from our large-scale turnkey facilities in Taiwan and Malaysia to our specialized Korea facility dedicated to wireless communications and automotive end-products. With our diverse facilities we are able to tailor our packaging and testing solutions closely to our customers' needs. The following table sets forth the location, commencement of operation, primary use, approximate floor space as of December 31, 2000, number of testers and bonders we operated as of December 31, 2000, and net revenues recorded in 2000 of our packaging and testing facilities.


                                                                                                                              Net
                                                                                                                            Revenues
                                                                                                                           (in US$
                                                                                                                           millions)
                                                                                                                           ---------
                                                                                                                               Year
                                                                                          Approximate                         Ended
                               Commencement                                               Floor Space                       December
   Facility      Location      of Operation                Primary Use                    (in sq. ft.)   Testers   Bonders  31, 2000
--------------   -----------   ------------       -------------------------------------   ------------   --------  -------  --------
ASE's facility   Kaohsiung,    March 1984         Our primary packaging facility.            900,000          0     2,634     US$820
in Kaohsiung       Taiwan                         Offers complete semiconductor
                                                  manufacturing solutions in
                                                  conjunction with ASE Test Taiwan
                                                  and foundries located in Taiwan, such
                                                  as TSMC. Focuses primarily on
                                                  advanced BGA and QFP packages for
                                                  integrated device manufacturers,
                                                  fabless design companies and
                                                  communications systems companies.

ASE Test         Kaohsiung,    December 1987      Our primary testing facility. Offers       400,000        272         0        165
Taiwan             Taiwan                         complete semiconductor solutions in
                                                  conjunction with ASE's facility in
                                                  Kaohsiung and foundries located in
                                                  Taiwan, such as TSMC. Focuses
                                                  primarily on advanced logic and
                                                  mixed signal testing for integrated
                                                  devicemanufacturers, fabless design
                                                  companies and communications
                                                  systems companies.

ASE Test         Penang,       February 1991      An integrated packaging and testing        600,000        186       411        167
Malaysia           Malaysia                       facility which focuses primarily on the
                                                  requirements of integrated device
                                                  manufacturers and communications
                                                  systems companies.

ASE Chung Li     Chung Li,     April 1985(1)      An integrated packaging and testing        300,000        224       691        244
                   Taiwan                         facility which specializes in
                                                  semiconductors for communications
                                                  applications, particularly those
                                                  incorporating the
                                                  Motorola-proprietary Map BGA
                                                  technology.


                                                                                                                              Net
                                                                                                                            Revenues
                                                                                                                           (in US$
                                                                                                                           millions)
                                                                                                                           ---------
                                                                                                                               Year
                                                                                          Approximate                         Ended
                               Commencement                                               Floor Space                       December
   Facility      Location      of Operation                Primary Use                    (in sq. ft.)   Testers   Bonders  31, 2000
--------------   -----------   ------------       -------------------------------------   ------------   --------  -------  --------

ASE Korea        Paju, Korea   March 1967(2)      An integrated packaging and testing        100,000        126       105        117
                                                  facility which specializes in
                                                  semiconductors for radio frequency,
                                                  sensor and automotive applications.

ISE Labs         San Jose,     November 1983(3)   Front-end engineering and final            200,000        187         0        108
                 California                       testing facilities located in northern
                 Fremont,                         California in close proximity to
                 California                       several of the world's largest fabless
                 Santa Clara,                     design companies.  Testing facilities
                 California                       located in close proximity to
                 Hong Kong                        integrated device manufacturers and
                 Singapore                        fabless companies in Hong Kong and
                                                  Southeast Asia.


ASE              Cavite,       November 1995      Focuses primarily on the packaging of       50,000         24       132         16
Philippines      Philippines                      commodity semiconductor products
                                                  for integrated device manufacturers in
                                                  the Philippines.
Total                                                                                      2,550,000      1,019     3,973      1,637
-------------------
(1)  We acquired a 70.0% interest in ASE Chung Li and ASE Test acquired the remaining 30.0% interest in July 1999.

(2) We acquired a 70.0% interest in ASE Korea and ASE Test acquired the remaining 30.0% interest in July 1999.

(3) We acquired a 70.0% interest in ISE Labs in May 1999, which was subsequently increased to 80.4% following ASE Test's purchase of additional shares of ISE Labs in 2000.

Item 5.  Operating and Financial Review and Prospects.

OPERATING RESULTS AND TREND INFORMATION

     The following discussion of our business, financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements which are included elsewhere in this annual report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of any number of factors, such as those set forth under "Item 3. Key Information -- Risk Factors" and elsewhere in this annual report.

Overview

     We offer a broad range of semiconductor packaging and testing services. In addition to offering each service separately, we also offer turnkey services, which is the integrated packaging, testing and direct shipment of semiconductors to end users designated by our customers. Our net revenues have increased significantly from NT$20,762.4 million in 1998 to NT$50,893.4 million (US$1,534.3 million) in 2000. After eliminating the results of the operations we acquired in 1999 for comparative purposes, our net revenues were NT$36,325.9 million (US$1,095.1 million) in 2000. Our revenue growth is increasingly diversified across a broad range of end user applications and clients. We have experienced growth in communications and consumer-related sectors while maintaining our strong market position in personal computer-related sectors. Our volume growth is increasingly concentrated in the packaging of higher priced package types and the testing of more complex semiconductor devices.

     We price our services based primarily on a cost-plus calculation of the costs involved in providing these services, and with reference to market prices. The majority of our prices and revenues are denominated in U.S. Dollars. However, as more than half of our costs, including all labor and overhead costs, are denominated in NT Dollars, we consider the NT Dollar to be our functional currency. Furthermore, the majority of our financing costs are denominated in NT Dollars. The average realized selling price for packaging a semiconductor device is higher than the average realized selling price for the final testing of the same device. Over the last three years, our testing revenues have grown faster than our packaging revenues. In 1998, 1999 and 2000, our packaging revenues accounted for 81.2%, 75.2% and 74.7%, while testing revenues accounted for 15.1%, 23.9% and 25.1%, respectively, of our net revenues. After eliminating the results of the operations we acquired in 1999 for comparative purposes, testing revenues as a percentage of net revenues in 1999 and 2000, at 16.1% and 17.6%, respectively, still show an increasing trend. We expect this trend to continue as industry trends suggest a higher growth rate for testing compared to packaging services. The portion of the semiconductor testing market currently accounted for by independent testing service providers is smaller than that for packaging, which we believe will facilitate outsourced testing to grow at a faster rate than packaging. In addition, the high capital expenditures needed for increasingly complex testing equipment, as compared to less expensive packaging equipment, is leading to further outsourcing of testing services by integrated device manufacturers. We also expect to provide increasingly more turnkey services to our clients.

     Our results of operations have been affected by a number of factors, including the proportionate contribution of packaging and testing to our net revenues, our capacity utilization rates and the costs of raw materials. Over the last three years, our net revenues have been affected by the volume of units packaged and tested, the selling prices for these units, and currency fluctuations. In 1999, our results of operations were affected by our acquisition in May 1999 of 70% of the outstanding shares of ISE Labs, our acquisitions in July 1999 of ASE Chung Li and ASE Korea and our purchase from February through July 1999, in the open market, of a controlling 22.6% stake in Universal Scientific. Our interest in ISE Labs was subsequently increased to 80.4% following ASE Test's purchase of additional shares of ISE Labs for an aggregate purchase price of $70.9 million in 2000. In addition, we subsequently increased our ownership interest in Universal Scientific to 23.3% through the purchase of additional shares in the open market in July and August of 2000.

Pricing and Revenue Mix

     The semiconductor industry is characterized by a general trend towards declining prices for products and services of a given technology over time. During periods of intense competition and adverse conditions in the semiconductor industry, the pace of this decline in prices of our services may be more rapid than that experienced in other years. During such periods, the selling prices in U.S. Dollar terms of our packaging and testing services experience a sharp decline due to intense price competition from other independent packaging and testing companies that attempt to maintain capacity utilization levels in the face of reduced demand.

     Declines in selling prices have been partially offset over the last three years by a change in our revenue mix. In particular, we have been packaging more higher-priced package types, such as ball grid array, also called BGA, and advanced thin quad flat packages, also called TQFPs, and testing more complex semiconductor devices. We will continue to develop and offer new technology in packaging and testing services, as well as improve production efficiencies for older technology, in order to mitigate the effects of declining prices on our profitability.

High Fixed Costs

     Our operations are capital intensive and are characterized by relatively high fixed costs. Our primary fixed costs are for packaging and testing equipment. Increases or decreases in capacity utilization rates can have a significant effect on gross profit margins, as the unit cost of packaging and testing services generally decreases as fixed charges, such as equipment depreciation expense, are allocated over a larger number of units. Depreciation is the principal component of our cost of testing revenues. Testers typically cost between US$2.0 million and US$3.0 million each, while wire bonders used in packaging typically cost approximately US$100,000 each. In 1998, 1999 and 2000, our depreciation expense as a percentage of net revenues was 14.9%, 16.3% and 15.7%, respectively. The rise in depreciation expense partially reflects the increased contribution of testing to net revenues, as well as an increase in the cost of packaging and testing equipment. We begin depreciating our equipment when it is placed into service. There may sometimes be a time lag between when our equipment is placed into service and when it achieves high levels of utilization. In periods of depressed industry conditions, we may experience lower than expected demand from customers and a sharp decline in selling prices, resulting in an increase in depreciation expense relative to sales. With the improvement in industry conditions at the end of 1998, utilization levels improved, along with a recovery in profitability. Utilization levels remained high through 1999 and 2000.

Raw Material Costs

     Substantially all of our raw material costs are accounted for by packaging, as testing requires minimal materials. In 1998, 1999 and 2000, raw material cost as a percentage of our net revenues was 34.9%, 30.0% and 28.7%, respectively. Raw material cost as a proportion of net revenues has been decreasing because of the higher contribution of testing to net revenues and, in 1999 and 2000, a decrease in raw material prices. However, we expect raw materials to become an increasingly important component of the cost of our packaging sales and we plan to continue our development and production of interconnect material through ASE Material in order to help ensure an adequate supply of raw materials at competitive prices and reduce production time.

Goodwill Amortization

     Our operating and non-operating income in recent years have been affected by goodwill amortization charges in connection with acquisitions, the restructuring of our investment holdings and other share repurchases. Under generally accepted accounting principles in the ROC, additional purchases of shares of consolidated subsidiaries (majority owned) or of companies accounted for using the equity method (less than majority but greater than 20% owned) will generate goodwill in an amount equal to the difference between the purchase price and the book value per share of those shares. The goodwill generated is amortized over ten years. Goodwill generated on the purchases of shares of consolidated subsidiaries are recognized under general administrative and selling expense. Goodwill generated on the purchases of shares of companies which are less than majority but greater than 20% owned, and therefore accounted for using the equity method, are recognized as a debit under investment income. In addition to the acquisitions of ASE Korea and ISE Labs, other transactions which created significant goodwill charges were the open-market purchases of 22.6% of Universal Scientific shares in 1999, as well as the open-market purchases of ASE Test shares by a wholly-owned subsidiary as part of a share repurchase program in the period from December 1997 through March 1998. No goodwill was recognized in connection with the acquisition of ASE Chung Li, which was structured as an asset purchase, due to the appreciation of the fixed assets purchased.

Consolidation of ISE Labs, ASE Chung Li and ASE Korea

     Under the method of consolidation used by us to consolidate the statements of income of ISE Labs, ASE Chung Li and ASE Korea for the year ended December 31, 1999: (1) ISE Labs' full-year 1999 net revenues, cost of revenues and operating expenses are included in the Consolidated Financial Statements, and the pre-acquisition income of ISE Labs for the year ended December 31, 1999 (from January 1 to May 4, 1999) is then subtracted from our net income for 1999; and (2) the net revenues, cost of revenues, operating expenses and net income of ASE Chung Li and ASE Korea are included in the Consolidated Financial Statements since the date of acquisition. Under the method of consolidation used by ASE Test to consolidate the statement of income of ISE Labs for the year ended December 31, 1999, ISE Labs' pre-acquisition net revenues, cost of revenues and operating expenses are not included in ASE Test's consolidated income statement. See Notes 2 and 28f of Notes to Consolidated Financial Statements.

Results of Operations

     The following table sets forth, for the periods indicated, financial data from our consolidated statements of income, expressed as a percentage of net revenues.


                                                                          Year Ended December 31,
                                                                  ----------------------------------------
                                                                  1998               1999             2000
                                                                  ----               ----             ----
                                                                       (percentage of net revenues)
Net revenues............................................             100.0%           100.0%           100.0%
 Packaging..............................................              81.2             75.2             74.7
 Testing................................................              15.1             23.9             25.1
 Other..................................................               3.7              0.9              0.2
Cost of revenues........................................             (74.5)           (73.5)           (69.9)
                                                                     -----            -----            -----
  Packaging.............................................             (63.5)           (57.6)           (55.0)
  Testing...............................................              (7.9)           (14.4)           (14.7)
  Other.................................................              (3.1)            (1.5)            (0.2)
Gross profit............................................              25.5             26.5             30.1
  Packaging.............................................              17.8             17.6             19.7
  Testing...............................................               7.2              9.5             10.4
  Other.................................................               0.5             (0.6)              --
Operating expenses......................................             (11.8)           (11.6)           (10.7)
                                                                     -----            -----            -----
Operating income........................................              13.7             14.9             19.4
Non-operating income (expenses).........................              (4.1)            12.9             (2.9)
                                                                      ----             ----             ----
Income before income tax and minority interest..........               9.6             27.8             16.5
Income tax benefit (expense)............................               0.7             (1.4)            (2.1)
                                                                       ---             ----             ----
Income before minority interest.........................              10.3             26.4             14.4
Pre-acquisition interest................................                --             (0.2)              --
Minority interest in net income of subsidiary...........              (2.6)            (2.3)            (2.9)
                                                                      ----             ----             ----
Net income..............................................               7.7%            23.9%            11.5%
                                                                      ====             ====             ====



     The following table sets forth, for the periods indicated, a breakdown of our total cost of revenues and operating expenses, expressed as a percentage of net revenues.

                                            Year Ended December 31,
                                       ----------------------------------
                                       1998            1999          2000
                                       ----            ----          ----
                                         (percentage of net revenues)
Cost of revenues
 Raw materials.................           34.9%         30.0%         28.7%
 Labor costs...................           12.5          13.0          12.9
 Depreciation..................           14.9          16.3          15.7
 Other.........................           12.2          14.4          12.6
                                          ----          ----          ----
 Total cost of revenues........           74.5%         73.5%         69.9%
                                          ====          ====          ====
Operating expenses
  Selling......................            3.6%          2.8%          2.0%
  General and administrative(1)            4.4           5.0           5.1
  Goodwill amortization(2).....            1.6           1.6           1.1
  Research and development.....            2.2           2.2           2.5
                                           ---           ---           ---
  Total operating expenses.....           11.8%         11.6%         10.7%
                                          ====          ====          ====

-------------------

(1)  Excludes goodwill amortization.

(2) Included in general and administrative expense in the Consolidated Financial Statements.



Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

     Net Revenues. Net revenues increased by 56.1% to NT$50,893.4 million (US$1,534.3 million) in 2000 from NT$32,609.6 million in 1999. Packaging revenues grew 55.1% to NT$38,028.8 million (US$1,146.5 million) in 2000 from NT$24,523.0 million in 1999. Testing revenues increased 63.8% to NT$12,768.4 million (US$384.9 million) in 2000 from NT$7,793.2 million in 1999. Increases in packaging and testing revenues resulted primarily from an increase in net revenues at our existing facilities, due to an upturn in the semiconductor industry which continued from 1999 into 2000, partially offset by an industry downturn commencing in the fourth quarter of 2000, as well as the effects of the acquisitions of ISE Labs, ASE Chung Li and ASE Korea in 1999. After eliminating the results of ISE Labs, ASE Chung Li and ASE Korea for comparative purposes, our net revenues for 2000 increased by 44.4% compared to 1999, reflecting a 45.2% increase in packaging revenues and a 59.4% increase in testing revenues. This increase was partially offset by a decrease in the average realized selling prices for packaging and testing services. The decrease in the average realized selling prices reflects the general trend in the semiconductor industry of declining prices for each input/output lead on a semiconductor device. This decrease was partially offset by a change in the revenue mix as our BGA packages, which typically command higher selling prices as a result of the higher number of leads per device, accounted for a greater portion of the packaging volume, and as we tested more complicated semiconductor devices.

     Gross Profit. Gross profit increased by 77.2% to NT$15,326.1 million (US$462.0 million) in 2000 from NT$8,650.0 million in 1999. Our gross margin improved to 30.1% in 2000 compared to 26.5% in 1999 primarily as a result of a higher revenue contribution from testing operations, which generally have higher gross margins than packaging operations, and decreases in raw material costs and depreciation as a percentage of net revenues. The improved gross margin was also attributable to decreases in factory supplies and other manufacturing overheads, partially offset by increases in equipment maintenance expenses and provisions for inventory obsolescence, all as percentages of net revenues. Raw material costs in 2000 were NT$14,620.4 million, or 28.7% of net revenues compared to 30.0% in 1999. This decrease mainly resulted from a change in the revenue mix, as testing services, which incur almost no raw material costs, accounted for a greater portion of our net revenues, and a decrease in raw material prices. Depreciation expense for the year was NT$8,127.6 million, compared with NT$5,128.3 million in 1999. As a percentage of net revenues, depreciation expense decreased slightly to 15.7% in 2000 from 16.3% in 1999, primarily as a result of a higher machinery utilization rate in 2000 as compared to 1999. Our gross margin for packaging increased to 26.3% in 2000 from 23.5% in 1999 primarily due to decreases in direct and indirect labor costs, raw material costs and depreciation as percentages of packaging revenue. Our gross margin for testing increased to 41.5% in 2000 from 39.8% in 1999 primarily due to a decrease in repair and maintenance costs, partially offset by increases in depreciation and amortization as well as direct and indirect labor costs, all as percentages of testing revenue.

     Operating Income. Operating income increased 103.7% to NT$9,877.1 million (US$297.8 million) in 2000 from NT$4,848.6 million in 1999. Operating margin increased to 19.4% in 2000 from 14.9% in 1999, reflecting the higher gross margin and decreases in selling, general and administrative expenses, partially offset by an increase in research and development expenses, all as a percentage of net revenues. Selling, general and administrative expenses amounted to NT$5,449.0 million (US$164.3 million) in 2000, representing 10.7% of net revenues in 2000 compared to 11.6% in 1999. This decrease was primarily due to economies of scale realized from increased sales volumes. Research and development expenses in 2000 were NT$1,262.5 million (US$38.1 million), or 2.5% of net revenues compared to 2.2% in 1999. The increase primarily resulted from increases in the number of employees employed in research and development and in depreciation of testers and other equipment dedicated to research and development uses.

     Net Non-Operating Income/Loss. We recorded a net non-operating loss of NT$1,473.6 million (US$44.4 million) in 2000 compared with net non-operating income of NT$4,213.9 million in 1999. The difference primarily resulted from a one-time capital gain of NT$5,544.1 million in 1999 in connection with the sale of ASE Test ordinary shares by our subsidiary J&R Holding Limited through a public offering of Taiwan Depositary Receipts and the sale of ASE Inc. common shares by our subsidiaries and affiliates in a private placement of GDSs. Most of the ASE Inc. common shares underlying the GDSs were acquired by our subsidiaries between March 1996 and April 1998 as part of a share purchase program instituted in support of ROC government policies. A small amount was realized from open market sales of ASE Test Taiwan Depositary Receipts by our subsidiaries and affiliates. Excluding this one-time capital gain, our non-operating loss increased 10.8% from NT$1,330.2 million in 1999, primarily as a result of a net foreign exchange gain in 2000 compared to a net loss in 1999, partially offset by a net increase in interest expense. Non-operating income for 2000 was NT$1,217.0 million (US$36.7 million), which primarily consisted of interest revenues of NT$554.2 million (US$16.7 million), foreign exchange gains of NT$302.7 million (US$9.1 million) and gain on sales of investments of NT$91.7 million (US$2.8 million). We recorded a net foreign exchange gain in 2000 compared to a loss of NT$538.4 million in 1999, reflecting the unrealized foreign exchange gains on assets that are denominated in foreign currency due to the year-end depreciation of the NT Dollar. Non-operating expenses for 2000 were NT$2,690.6 million (US$81.1 million), which primarily consisted of interest expenses of NT$2,092.2 million (US$63.1 million) and investment loss under equity method of NT$237.2 million (US$7.2 million). Interest expense increased 42.3% to NT$2,092.2 million (US$63.1 million) in 2000 from NT$1,469.8 million in 1999, primarily as a result of increased interest expenses from convertible bonds due 2004 issued by ASE Test in June 1999 and other long-term debts, which were used to finance our acquisitions of our interests in Universal Scientific, ISE Labs, ASE Chung Li and ASE Korea.

     Net Income. Net income for 2000 declined 25.1% to NT$5,837.1 million (US$176.0 million) from NT$7,794.7 million in 1999. Excluding the one-time capital gains of NT$5,544.1 million in 1999, net income increased 159.4% on a full-year basis. Adjusted net income increased in 2000 compared to 1999 primarily as a result of the foregoing factors, partially offset by an increase in our effective tax rate to 12.7% in 2000 compared to 5.1% in 1999. Our effective income tax rate was significantly lower in 1999 primarily as a result of substantial capital gain income in those years that was not subject to ROC corporate tax.

     Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

     Net Revenues. Our net revenues increased by 57.1% to NT$32,609.6 million in 1999 from NT$20,762.4 million in 1998, reflecting in part the effects of the acquisitions of ISE Labs in May 1999 and ASE Chung Li and ASE Korea in July 1999, as well as increases in net revenues at our existing facilities. For a discussion of the consolidation principles relating to our acquisitions of ISE Labs, ASE Chung Li and ASE Korea, see Note 2 of Notes to Consolidated Financial Statements. After eliminating the results of ISE Labs, ASE Chung Li and ASE Korea for comparative purposes, our net revenues for 1999 increased by 21.1% in 1999 compared to 1998, reflecting a 23.3% increase in packaging sales and a 29.7% increase in testing revenues. This increase was partially offset by a decrease in revenues attributable to our subsidiary that designs and assembles notebook computers, set-top boxes and liquid crystal display monitors, and assembles board and sub-systems, ASE Technologies Inc., due primarily to the continuing loss of one of its major customers in 1999. ASE Technologies intends to wind down its business upon approval by its shareholders in September 2001. See "Item 4. Information on the Company -- Business Overview -- Other Members of the ASE Group" for more information on ASE Technologies. In 1999, our adjusted packaging revenues accounted for 82.7% of our adjusted net revenues and our adjusted testing revenues accounted for 16.1% of our adjusted net revenues, compared to 81.2% and 15.1%, respectively, for 1998. The increase in our adjusted net revenues for 1999 compared to 1998 resulted primarily from an increase in packaging and testing volumes, which was partially offset by a decrease in the average realized selling prices for our packaging and testing services. The decrease in the average realized selling prices reflected the general trend in the semiconductor industry of declining prices for each input/output lead on a semiconductor device. This decrease was partially offset by a change in our revenue mix as our BGA packages, which typically command higher selling prices as a result of the higher number of leads per device, accounted for a greater portion of our packaging volume, and as we tested more complicated semiconductor devices.

     Gross Profit. Our gross profit increased by 63.4% to NT$8,650.0 million in 1999 from NT$5,294.3 million in 1998, reflecting the effects of the acquisitions of ISE Labs, ASE Chung Li and ASE Korea, as well as increases in gross profit at our existing facilities. After eliminating the results of ISE Labs, ASE Chung Li and ASE Korea for comparative purposes, our gross profit increased by 28.2% in 1999 compared to 1998. Our adjusted gross margin increased to 27.0% compared to 25.5% for 1998 primarily as a result of decreases in raw material and labor costs, which were partially offset by increases in depreciation, factory supplies and other manufacturing overheads, as well as a decrease in provision for inventory obsolescence, all as a percentage of net revenues. Depreciation increased and raw material costs decreased as a percentage of net revenues primarily as a result of a change in our revenue mix, as testing services, which incur significant depreciation but almost no raw material costs, accounted for a greater portion of our net revenues, and a decrease in raw material prices. Cost of revenues also increased due to increases in factory supplies such as rinsing agents and manufacturing overhead and development costs associated with the ramp-up in BGA production capabilities. Our adjusted gross margin for packaging increased to 24.8% in 1999 from 21.9% in 1998 primarily due to decreases in direct and indirect labor and raw material costs as percentages of packaging revenue. Our gross margin for packaging in 1999 was 23.5%, compared with our adjusted gross margin for packaging of 24.8% for the same year, reflecting lower packaging margins at our facilities acquired in 1999 due to differences in product mix. Our adjusted gross margin for testing decreased to 45.2% from 47.4% in 1998 primarily due to increases in depreciation and amortization and other manufacturing costs, partially offset by a decrease in direct and indirect labor cost, all as percentages of testing revenue. Our gross margin for testing in 1999 was 39.8%, as compared to our adjusted gross margin for testing of 45.2% for the same year, reflecting lower testing margins at the facilities acquired in 1999 due to differences in the mix of testing services.

     Operating Income. Our operating income increased by 70.7% to NT$4,848.6 million in 1999 from NT$2,840.9 million in 1998, reflecting in part the effects of the acquisitions of ISE Labs, ASE Chung Li and ASE Korea, as well as increases in operating income at our existing facilities. After eliminating the results of ISE Labs, ASE Chung Li and ASE Korea for comparative purposes, our operating income increased by 31.6% in 1999 compared to 1998. Our adjusted operating margin increased to 15.0% compared to 13.7% for 1998, reflecting the higher adjusted gross margin and decreases in selling expense, partially offset by increases in research and development expense and other expense, all as a percentage of net revenues. Selling expense as a percentage of net revenues decreased primarily as a result of economies of scale realized from increased sales volumes at our existing facilities. Amortization of goodwill expense increased in 1999 compared to 1998 in absolute terms primarily as a result of the acquisition of ISE Labs and ASE Korea in 1999, but remained relatively unchanged as a percentage of net revenues.

     Net Non-Operating Income. In 1999, our non-operating income increased significantly primarily as a result of an increase in capital gains recognized. These capital gains amounted to NT$5,544.2 million and were mostly generated by the sales of ASE Test ordinary shares by our subsidiary J&R Holding Limited through a public offering of Taiwan Depositary Receipts and the sale of ASE Inc. common shares by our subsidiaries and affiliates in a private placement of GDSs. Most of the common shares underlying the GDSs were acquired by our subsidiaries between March 1996 and April 1998 as part of a share purchase program instituted in support of ROC government policies. A small amount was realized from open market sales of ASE Test Taiwan Depositary Receipts by our subsidiaries and affiliates.

     Net foreign exchange loss decreased in 1999 compared to 1998, reflecting the higher than usual losses incurred in 1998 attributable to Japanese yen-denominated liabilities created in the second half of 1998 to manage our foreign exchange exposure. Net interest expense increased in 1999 compared to 1998 primarily as a result of increased debt financing incurred for our acquisitions in 1999.

     Amortization of goodwill expense in connection with the acquisition of shares of our affiliates increased in 1999 compared to 1998, primarily as a result of our purchase of 22.6% of the outstanding shares of Universal Scientific.

     Net Income. Our net income for 1999 was NT$7,794.7 million, or NT$7,225.4 million after eliminating the results of ISE Labs, ASE Chung Li and ASE Korea, compared to NT$1,604.0 million for 1998. Our adjusted net income increased in 1999 compared to 1998 primarily as a result of the foregoing factors, partially offset by an increase in our adjusted effective tax rate to 3.2% in 1999 compared to a benefit of 7.6% in 1998. Our net income for 1999, less capital gains recognized upon the sale of long-term investments, was NT$2,250.5 million, compared to NT$997.1 million for 1998.

Quarterly Net Revenues, Gross Profit and Gross Margin

     The following table sets forth our unaudited consolidated net revenues, gross profit and gross margin for the quarterly periods indicated. You should read the following table in conjunction with the Consolidated Financial Statements and related notes included in this annual report. Our net revenues, gross profit and gross margin for any quarter are not necessarily indicative of the results for any future period. Our quarterly net revenues, gross profit and gross margin may fluctuate significantly.


                                                                    Quarter Ended
                                -------------------------------------------------------------------------------------------
                                Jun. 30         Sep. 30         Dec. 31          Mar. 31          Jun. 30          Sept. 30
                                 1999            1999             1999             2000             2000             2000
                                -------         -------         -------          -------          -------          --------
                                                                 unaudited (in millions)
Consolidated Net Revenues:
   Packaging..............   NT$4,580.6      NT$7,190.0      NT$8,390.1       NT$8,378.4       NT$9,347.1       NT$10,458.9
   Testing................      1,432.0         2,182.7         2,837.8          2,776.2          3,013.3           3,440.1
   Other..................        105.0            11.7            83.5              7.0             75.2               5.2
                             ----------      ----------     -----------      -----------      -----------       -----------
     Total................   NT$6,117.6      NT$9,384.4     NT$11,311.4      NT$11,161.6      NT$12,435.6       NT$13,904.2
                             ==========      ==========     ===========      ===========      ===========       ===========
Consolidated Gross Profit:
   Packaging..............     NT$977.5      NT$1,797.3      NT$2,080.5       NT$2,320.1       NT$2,568.2        NT$2,688.7
   Testing................        585.3           872.8         1,096.7          1,208.7          1,285.8           1,433.9
   Other..................        (80.0)           (0.2)          (67.4)           (39.0)           (23.3)            (45.1)
                             ----------      ----------     -----------      -----------      -----------        ----------
     Total................   NT$1,482.8      NT$2,669.9      NT$3,109.8       NT$3,489.8       NT$3,830.7        NT$4,077.5
                             ==========      ==========     ===========      ===========      ===========        ==========
Consolidated Gross Margin:
   Packaging..............         21.3%           25.0%           24.8%            27.7%            27.5%            25.7%
   Testing................         40.9%           40.0%           38.6%            43.5%            42.7%            41.7%
                             ----------      ----------     -----------      -----------      -----------        ----------

     Total................         24.2%           28.5%           27.5%            31.3%            30.8%            29.3%
                             ==========      ==========     ===========      ===========      ===========        ==========



(table continued)

                                   Quarter Ended
                             --------------------------
                                Dec. 31         Mar. 31
                                  2000            2001
                                -------         -------
                                unaudited (in millions)

Consolidated Net Revenues:
   Packaging..............   NT$9,844.4      NT$8,142.4
   Testing................      3,538.8         3,105.5
   Other..................          8.8             2.1
                            -----------     -----------
     Total................  NT$13,392.0     NT$11,411.4
                            ===========     ===========
Consolidated Gross Profit:
   Packaging..............   NT$2,439.9      NT$1,455.0
   Testing................      1,366.0           875.9
   Other..................        122.2            51.8
                            -----------     -----------
     Total................   NT$3,928.1      NT$2,382.7
                            ===========     ===========
Consolidated Gross Margin:
   Packaging..............         24.8%           17.9%
   Testing................         38.6%           28.2%
                            -----------     -----------
     Total................         29.3%           21.2%
                            ===========     ===========

     Our results of operations have been adversely affected by the global semiconductor industry downturn which commenced in the fourth quarter of 2000. To a lesser extent, our results of operations have also been affected by seasonality. Our first quarter net revenues have historically shown smaller sequential increases over the preceding fourth quarter, compared to other quarters of the year, primarily due to the combined effects of holidays in the United States, Taiwan and Malaysia. Moreover, the increase or decrease in net revenues of a particular quarter as compared with the immediately preceding quarter varies significantly. See "Item 3. Key Information -- Risk Factors -- Our operating results are subject to significant fluctuations, which could adversely affect the value of your investment". Our net revenues increased significantly in the third and fourth quarters of 1999 compared to the second quarter of 1999. These increases in net revenues resulted in part from the revenues contributed by ASE Chung Li and ASE Korea which we acquired in July 1999 and in part as a result of increased volume and an upturn in the average realized selling prices for packaging and testing services resulting from an upturn in the semiconductor industry. Under ROC GAAP, the revenues contributed by ISE Labs, which we acquired on May 4, 1999, have been included in our consolidated net revenues as if we had acquired ISE Labs on January 1, 1999.

Taxation

     Based on their respective statuses either as a company which is engaged in designated businesses in Taiwan or a "pioneer" company in Malaysia, the operating companies in the ASE Group were granted exemptions from ROC or Malaysia income taxes, as the case may be, generally for a period of four or five years, both at the initial stages of their operations and following subsequent capital increases with respect to income attributable to capital increases. These tax holidays resulted in tax savings for us of approximately NT$508.8 million, NT$779.4 million and NT$700.7 million (US$21.1 million) in 1998, 1999 and 2000, respectively. Our tax holiday under the ROC Statute for Upgrading of Industries expired at the end of 2000, but we may apply for another tax holiday for cash injections from shareholders, such as rights offerings, the proceeds of which are used to purchase eligible machinery and equipment. We conducted a rights offering in 2000, and plan to apply for a tax holiday for that rights offering. The ROC Ministry of Finance announced that commencing 2000, we may also apply for this tax holiday after the capitalization of retained earnings, that is, through the issuance of stock dividends. ASE Test Malaysia's tax holiday in Malaysia expired on June 30, 1999 and ASE Test Malaysia has received approval to be a "pioneer high technology" company in Malaysia, which entitles us to a five-year tax holiday substantially similar to our previous tax holiday. We expect this tax holiday to commence retroactively on July 1, 1999. See Note 17 of Notes to Consolidated Financial Statements.

     With facilities located in special export zones such as the Nantze Export Processing Zone in Taiwan and the Bayan Lepas Free Trade Zone in Malaysia, we enjoy exemptions from various import duties and commodity taxes on imported machinery, equipment, raw materials and components. Goods produced by companies located in these zones and exported or sold to others within the zones are exempt from otherwise applicable commodity or business taxes.

     Our effective income tax rate was 0%, 5.1% and 12.7% in 1998, 1999 and 2000, respectively. The effective tax rate was significantly lower in 1998 and 1999 primarily as a result of substantial capital gains income in those years that was not subject to ROC corporate tax.

Exchange Rate Fluctuations

     Currently, the majority of our revenues from packaging and testing services are denominated in U.S. Dollars, with a portion denominated in NT Dollars, while our costs of revenues and operating expenses associated with packaging and testing services are incurred in several currencies, including U.S. Dollars, NT Dollars, Malaysian ringgit, Korean won, Philippine pesos, Singapore dollars and Hong Kong dollars. As a result, the depreciation of the NT Dollar against the U.S. Dollar tends to increase our net revenues in NT Dollar terms. In 1998, 1999 and 2000, the average exchange rate of the NT Dollar to the U.S. Dollar was 33.50, 32.28 and 31.37, respectively. In addition, a substantial portion of our capital expenditures, primarily for the purchase of packaging and testing equipment, has been, and is expected to continue to be, denominated primarily in U.S. Dollars with the remainder in Japanese yen. Fluctuations in exchange rates, primarily among the U.S. Dollar, the NT Dollar and the Japanese yen, will affect our costs and operating margins and could result in exchange losses and increased costs in NT Dollar and other local currency terms. Despite hedging and mitigating techniques implemented by us, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations. We recorded foreign exchange losses of NT$538.4 million in 1999 primarily as a result of losses incurred in 1998 attributable to Japanese yen-denominated liabilities created in the second half of 1998 to manage our foreign exchange exposure. We recorded foreign exchange gains of NT$302.7 million (US$9.1 million) in 2000, due primarily to unrealized foreign exchange gains on foreign currency-denominated assets due to the year-end depreciation of the NT Dollar relative to the U.S. Dollar.

U.S.GAAP Reconciliation

     Our financial statements are prepared in accordance with generally accepted accounting principles in the ROC, or ROC GAAP, which differ in material respects from generally accepted accounting principles in the United States, or U.S.GAAP. The following table sets forth a comparison of our net income and shareholders' equity in accordance with ROC GAAP and U.S.GAAP for the periods indicated:

                                             Year Ended December 31,
                                    ----------------------------------------
                                        1999            2000           2000
                                        ----            ----           ----
                                                  (in millions)
Net income in accordance with:
ROC GAAP........................    NT$7,794.7      NT$5,837.1      US$176.0
U.S.GAAP........................    NT$4,641.3      NT$3,930.0      US$118.5


                                                  As of December 31,
                                    --------------------------------------------
                                        1999             2000             2000
                                        ----             ----             ----
                                                    (in millions)
Shareholders' equity in accordance
with:
ROC GAAP..........................  NT$30,057.0      NT$43,669.2      US$1,316.5
U.S.GAAP..........................  NT$26,569.7      NT$40,729.1      US$1,227.9

     Note 27 of Notes to Consolidated Financial Statements provides a description of the principal differences between ROC GAAP and U.S.GAAP as they relate to us, and a reconciliation to U.S.GAAP of select items, including net income and shareholders' equity. Differences between ROC GAAP and U.S.GAAP which have a material effect on our net income as reported under ROC GAAP relate to gain from the sale of treasury stock and compensation expense pertaining to bonuses to employees, directors and supervisors.

     In 1999, three of our consolidated subsidiaries sold an aggregate of 32.4 million ASE Inc. common shares in open market sales. Under U.S.GAAP, when a subsidiary holds its parent's common shares as investments, the common shares are treated as treasury stock and is presented in the consolidated balance sheet as a deduction to shareholders' equity. The capital gain or loss from the sale of treasury stock is added to or deducted from the balance of treasury stock. Under ROC GAAP, this treatment is not required and, as a result, the investment in ASE Inc. common shares by its subsidiaries is treated as long-term investment in the balance sheets and the capital gain or loss from the sale of treasury stock is recognized as income or loss. As a result of these transactions, we recognized under ROC GAAP capital gains on sale of investments of NT$1,388.5 million in 1999. Under U.S.GAAP, those investments in ASE Inc.'s common shares should be classified as treasury stock and the capital gain is not recognized as income but is deducted from treasury stock under capital surplus.

     We paid employee bonuses in 1999 and 2000 in the form of common shares, and expect to pay all or a portion of employee bonuses in future periods in the form of common shares. The number of common shares distributed as part of employee bonuses is obtained by dividing the total nominal NT Dollar amount of the bonus to be paid in the form of common shares by the par value of the common shares, or NT$10 per share, rather than their market value, which has generally been substantially higher than par value. Under ROC GAAP, the distribution of employee bonus shares is treated as an allocation from retained earnings, and we are not required to, and do not, charge the value of the employee bonus shares to income. Under U.S.GAAP, however, we would be required to charge the market value of the employee bonus shares to employee compensation expense in the period to which they relate, correspondingly reduce our net income and income per common share calculated in accordance with U.S.GAAP.

     The amount and the form of the payment of this compensation is subject to approval by our board of directors and is only determinable at the first board meeting which is held after the issuance of our financial statements for the relevant year. Under U.S.GAAP, the compensation expense is initially accrued at the nominal NT Dollar amount of the aggregate bonus in the period to which it relates. For U.S.GAAP purposes, the difference between the amount initially accrued and the market value of the common shares issued as payment of all or any part of the bonus is recorded as employee compensation expense in the period in which board approval is obtained, which normally occurs during the second quarter of each year. See Note 27 of Notes to Consolidated Financial Statements. Net income and income per common share amounts calculated in accordance with ROC GAAP and U.S.GAAP differ accordingly. The amount of the adjustment for market price for the purpose of U.S.GAAP reconciliation for the special stock bonus paid in 2000 was allocated over a period of three years commencing in the second quarter of the year following the year in which the bonus was paid, reflecting the additional length of service which we require from employees who received the special stock bonus.

LIQUIDITY AND CAPITAL RESOURCES

     Our principal sources of cash are cash generated from operations and debt financing and, in certain years, proceeds from the sale of investments. Our primary uses of cash are to fund capital expenditures and working capital requirements related to our operations and expansion. Our cash and cash equivalents are held primarily in U.S. Dollars.

     Cash generated from our operations was NT$17,643.2 million (US$531.9 million) for 2000, as compared to NT$7,017.2 million for 1999. The increase in cash generated from our operations in 2000 reflected an increase in recurring net income (excluding extraordinary capital gains), partially offset by an increase in accounts receivable. The increase in recurring net income (excluding extraordinary capital gains) for 2000 compared to 1999 resulted from an increase in the revenues and improvements in the operating margins of ASE Inc. and the operations of ASE Chung Li and ASE Korea (which were acquired in July 1999). Our cash generated from operations was NT$5,194.2 million in 1998. The increase in our cash generated from operations in 1999 reflected an increase in recurring net income (excluding ordinary capital gain), accounts payable and accrued expenses, partially offset by an increase in accounts receivable. Our accounts receivable, accounts payable and accrued expense increased in 1999 compared to 1998 primarily as a result of the effect from our acquisition of ISE Labs, ASE Chung Li and ASE Korea, as well as from revenue growth. Our accounts receivable collection improved to an average of 60 days in 2000 from an average of 62 days in 1999, while our average days inventory improved to 29 days in 2000 from 32 days in 1999. Our accounts receivable collection improved to 62 days in 1999 from 68 days in 1998, while our average days inventory improved to an average of 32 days in 1999 from an average of 45 days in 1998.

     As of December 31, 2000, we had positive working capital in the amount of NT$4,914.3 million (US$148.2 million) as a result of an increase in cash of NT$2,357.4 million (US$71.1 million) from NT$11,809.1 million (US$356.0 million) to NT$14,166.5 million (US$427.1 million) and an increase in short-term borrowings. Our working capital is supplemented by short-term borrowings. The cash and short-term borrowings were used to fund capital expenditures including the acquisition of additional packaging and testing equipment and the expansion of existing facilities and additional investments. We believe that our current cash and cash equivalents, cash flow from operations and the proceeds from our September 2000 ADS offering will be sufficient to meet our anticipated needs at least through the end of 2001, including for working capital and capital expenditure requirements.

     In connection with the expansion of our production capacity, we have incurred capital expenditures of NT$7,447.7 million, NT$11,097.4 million and NT$31,463.5 million (US$948.6 million) in 1998, 1999 and 2000, respectively. All of our capital expenditures are and have been in connection with the expansion of our production capacity.

     As of December 31, 2000, we had total short-term lines of credit of NT$23,933.1 million (US$721.5 million), of which NT$9,684.4 million (US$92.0 million) had been drawn. The interest rate for borrowings under these facilities ranged from 0.975% to 10% during 2000. See Note 11 of Notes to Consolidated Financial Statements. The majority of our short-term borrowings are denominated in NT Dollars, with the remainder denominated principally in U.S. Dollars.

     As of December 31, 2000, our outstanding long-term bank loans, less current portion, were NT$10,329.9 million (US$311.4 million). Certain of our bank loans are secured by machinery and equipment. Our long-term bank loans bear interest at floating rates, which in 2000 ranged from 1.1% to 10.5%. For information regarding our long-term bank loans, including the maturity profile, see "Item 11. Quantitative and Qualitative Disclosures About Market Risk -- Foreign Currency Exchange Rate Risk". See Note 14 of Notes to Consolidated Financial Statements. Most of our long-term bank loans are denominated in NT Dollars. In addition, as of December 31, 2000, we had outstanding convertible bonds denominated in U.S. Dollars in an aggregate amount of NT$12,229.1 million (US$368.7 million), including amounts outstanding under bonds guaranteed by ASE Test. See Note 13 of Notes to Consolidated Financial Statements.

     As of May 2001, we had budgeted total capital expenditures of US$200 million for 2001, all for the expansion of production capacity. As of December 31, 2000, we had long-term loan repayment obligations totaling NT$3,309.9 million (US$99.8 million) in long-term loan repayments due in 2001. In addition, we had long-term loan repayment obligations totaling NT$12,484.8 million (US$376.4 million) due in 2002, including our US$200,000,000 Zero Coupon Convertible Bonds Due 2002. We also had NT$9,684.4 million (US$292.0 million) of short-term borrowings outstanding, part of which we would expect to renew. We expect to meet our long-term working capital, capital expenditure and debt repayment requirements through cash from operations, the proceeds from our September 2000 ADS offering and further debt financing and capital raising if needed. We have also raised capital at the subsidiary level to meet investment and capital requirements. In July 2000, ASE Test completed a US$276 million offering of ordinary shares. In September 2000, we completed a US$140 million offering of ADSs. As of December 31, 2000, we had a cash position of NT$14,166.5 million (US$427.1 million), outstanding and unused short-term credit lines of NT$14.248.7 million (US$429.6 million) and unused long-term bank facilities of NT$5,869.8 million (US$177.0 million).

     We have from time to time also liquidated long-term or short-term investments to provide cash for our operations and capital expenditures, including offerings of ASE Test ordinary shares, sometimes in the form of Taiwan Depositary Receipts, in 1997 and 1999 and the sale by our subsidiaries of ASE Inc. common shares in the form of GDSs in 1999.

     From time to time, we evaluate possible investments, acquisitions or divestments and may, if a suitable opportunity arises, make an investment, acquisition or divestment. We currently have no commitments to make any material investment, acquisition or divestment. In July 2000 our shareholders approved a resolution which authorizes our board of directors to make investments in the People's Republic of China. At such time as such an investment is permitted by the ROC investment law and policy and if suitable opportunities are available at that time, we intend to consider establishing a semiconductor packaging facility in the People's Republic of China.

RESEARCH AND DEVELOPMENT

   Packaging

     We centralize our research and development efforts in packaging technology in our Kaohsiung facilities. After initial phases of development, we conduct pilot runs in one of our facilities before the new techniques or technologies are implemented commercially at other sites. Facilities with special product expertise, such as ASE Korea, also conduct research and development of these specialized products and technologies at their sites. One of the areas of emphasis for our research and development efforts is improving the efficiency and technology of our packaging processes. We expect these efforts to continue. We are now also putting significant research and development efforts into the development and adoption of new technology. We work closely with the manufacturers of our packaging equipment, including Kulicke & Soffa Industries Inc., a United States supplier of a substantial portion of our new wire bonders, in designing and modifying the equipment used in our production process. We also work closely with our customers to develop new product and process technology.

     A significant portion of our research and development efforts is also focused on the development of advanced substrate production technology for BGA packaging through ASE Material. Substrate is the principal raw material for BGA packages. Development and production of advanced substrates involve complex technology and, as a result, high quality substrates are currently available only from a limited number of suppliers, located primarily in Japan. We believe that the successful development of substrate production capability by ASE Material will, among other things, help ensure a stable and cost-effective supply of substrates for our BGA packaging operations and shorten production time. In 2000, ASE Material supplied approximately 25.4% of the substrate requirements at our packaging facilities in Kaohsiung.

     We have also entered into various non-exclusive technology license agreements with licensors including Tessera Inc., Fujitsu Limited, Flip Chip Technologies, Motorola, Inc. and LSI Logic Inc. The technology we license from these companies includes solder bumping, redistribution, ultraCSP, assembly and other technologies used in the production of package types such as bump chip carrier, flip chip packages and micro BGA. We are also working with TSMC in developing the next generation of packaging product technology. The license agreement with Tessera will not expire until the expiration of the Tessera patents licensed by the agreement. The license agreements with Fujitsu, Flip Chip, and Motorola will expire on April 13, 2003, March 1, 2009, and December 31, 2002, respectively. We hold no material patents. We are currently co-developing with TSMC wafer bumping technology to implant directly onto the die input/output leads that will be connected to leads on laminate substrates or leadframes.

   Testing

     Our research and development efforts in the area of testing have focused primarily on improving the efficiency and technology of our testing processes. Our current projects include developing software for parallel testing of logic semiconductors, rapid automatic generation and cross-platform conversion of test programs to test logic/mixed-signal semiconductors, automatic code generation for converting and writing testing programs, testing new products using existing machines and providing customers remote access to monitor test results. We are also continuing the development of interface designs to provide for high-frequency testing by minimizing electrical noise. We work closely with our customers in designing and modifying testing software and with equipment vendors to increase the efficiency and reliability of testing equipment. Our research and development operations also include a mechanical engineering group, which currently designs handler kits for semiconductors testing and wafer probing, as well as software to optimize capacity utilization.

     For 1998, 1999 and 2000, our research and development expenditures totaled approximately NT$453.6 million, NT$714.3 million and NT$1,262.5 million (US$38.1 million), respectively. These expenditures represented approximately 2.2%, 2.2% and 2.5% of net revenues in 1998, 1999 and 2000, respectively. We have historically expensed all research and development costs as incurred and none is currently capitalized. As of December 31, 2000, we employed 1,163 employees in research and development.

Item 6.  Directors, Senior Management and Employees.

DIRECTORS AND SENIOR MANAGEMENT AND BOARD PRACTICE

     Directors

     Our board of directors is elected by our shareholders in a general meeting at which a quorum, consisting of a majority of all issued and outstanding common shares, is present. The Chairman is elected by the board from among the directors. Our seven-member board of directors is responsible for the management of our business.

     The term of office for our directors is three years from the date of election. The current board of directors began serving on July 11, 2000. The terms of the directors will expire on July 10, 2003. Directors may serve any number of consecutive terms and may be removed from office at any time for a valid reason by a resolution adopted at a general meeting of shareholders. Normally, all board members are elected at the same time, except where the posts of one-third or more of the directors are vacant, at which time a special meeting of shareholders shall be convened to elect directors to fill the vacancies.

     The following table sets forth the name of each of our directors, his or her position in ASE Inc., the year they were elected as director and other significant positions within the ASE Group held by them.


                                                    Director
Name                            Position             Since    Other Significant Positions Held
----                            --------            --------  --------------------------------


Jason C.S. Chang(1)......... Director and Chairman    1984    Chairman of ASE Test Taiwan
Richard H.P. Chang(1)....... Vice Chairman            1984    Chairman of ASE Test;
                                                              Chairman of Universal Scientific
Leonard Y. Liu(2)........... Director and President   2000    Director and Chief Executive
                                                              Officer of ASE Test; Chief
                                                              Executive Officer and President of
                                                              Universal Scientific
Joseph Tung(2).............. Director and Chief       1997    Director of ASE Test;
                             Financial Officer                Supervisor of Universal Scientific
Chang Yao Hung-ying(1)(2)... Director                 1984    Director of ASE Test Taiwan
Chin Ko-Chien(2)............ Director and Executive   1997    Director of ASE Test
                             Vice President
David Pan(2)................ Director                 1997    Director and President of ASE
                                                              Test

---------
(1) Chang Yao Hung-ying is the mother of both Jason C.S. Chang and Richard H.P. Chang.

(2) Representative of ASE Enterprises Limited, a company organized under the laws of Hong Kong, which held 20.4% of our outstanding common shares as of December 31, 2000. All of the outstanding shares of ASE Enterprises Limited are held by a company organized under the laws of the British Virgin Islands in trust for the benefit of Chang Yao Hung-ying, the mother of Jason C.S Chang, our Chairman, and Richard H.P. Chang, our Vice Chairman and Chief Executive Officer. Jason C.S. Chang is the sole shareholder and director of that company.

Supervisors

     We currently have five supervisors, each serving a three-year term. Supervisors are typically elected at the time that directors are elected. The current supervisors began serving on June 1, 2001, and will expire on May 31, 2004. The supervisors' duties and powers include investigation of our business condition, inspection of our corporate records, verification and review of financial statements presented by our board of directors at shareholders' meetings, convening of shareholders' meetings, representing us in negotiations with our directors and notification, when appropriate, to the board of directors to cease acting in contravention of any applicable law or regulation or in contravention of our Articles of Incorporation. Each supervisor is elected by our shareholders and cannot concurrently serve as a director, managerial officer or other staff member. The ROC Company Law requires at least one supervisor be appointed at all times and that a supervisor's term of office be no more than three years.

     The following table sets forth the name of each of our supervisors, his or her position in ASE Inc., the year they were elected as supervisor and other significant positions within the ASE Group held by them.


    Name               Position        Supervisor Since    Other Significant Positions Held
    ----               --------        ----------------    --------------------------------

Feng Mei-Jean (1)      Supervisor            1984          Supervisor of ASE Chung Li
Yen-Yi Tseng (2)       Supervisor            2000          Vice Chairman of Hung Ching
Alan Cheng (2)         Supervisor            1997          Director of ASE Test; Chairman of Hung Ching
John Ho (2)            Supervisor            1998          Director of Universal Scientific
Raymond Lo (2)         Supervisor            2000          President of ASE Test Taiwan

-------------
(1)  Feng Mei-Jean is the wife of Richard H.P. Chang.
(2)  Representative of ASE Enterprises Limited.


     In accordance with ROC law, each of our directors and supervisors is elected either in the capacity as an individual shareholder or as an individual representative of a corporate or governmental shareholder. Persons designated to represent corporate or government shareholders as directors are typically nominated by such shareholders at the annual general meeting. Of the current directors and supervisors, nine represent ASE Enterprises Limited. The remaining directors and supervisors serve in their capacity as individual shareholders.

Executive Officers

     The following table sets forth information relating to our executive officers.

Name                          Postion                                      Age
----                          -------                                      ---

Jason C.S. Chang..........    Chairman                                      56
Richard H.P. Chang........    Vice Chairman and Chief Executive Officer     52
Leonard Y. Liu............    President, ASE Inc.                           59
Chin Ko-Chien.............    Executive Vice President and General
                              Manager, Kaohsiung packaging facility         55
David Pan.................    President, ASE Test                           56
Raymond Lo................    President, ASE Test Taiwan                    47
Kanapathi A/L Kuppusamy...    President, ASE Test Malaysia                  49
Shih-Song Lee.............    President, ASE Chung Li                       60
James Stilson.............    President, ASE Korea                          54
Fu-Shing Chang............    President, ASE Philippines                    50
Gregory Lin...............    President, ASE Material                       57
Joseph Tung...............    Chief Financial Officer                       42

     Biographies of Directors, Supervisors and Executive Officers

     Jason C.S. Chang has served as Chairman of ASE Inc. since its founding in March 1984. He holds a degree in electrical engineering from National Taiwan University and a masters degree from the Illinois Institute of Technology. He is the son of Chang Yao Hung-ying, a director of ASE Inc., and the brother of Richard H.P. Chang, our Vice Chairman and Chief Executive Officer.

     Richard H.P. Chang has served as Vice Chairman of ASE Inc. since November 1999 after having served as President of ASE Inc. since its founding in March 1984, and was appointed Chief Executive Officer of ASE Inc. in July 2000. Mr. Chang is also the Chairman of ASE Test. He holds a degree in industrial engineering from Chung Yuan

Christian University of Taiwan. He is the son of Chang Yao Hung-ying, a director of ASE Inc., and the brother of Jason C.S. Chang, our Chairman.

     Leonard Y. Liu has served as a director since July 2000 and President of ASE Inc. since November 1999. Mr. Liu is also the Chief Executive Officer and a director of ASE Test and the Chief Executive Officer of Universal Scientific. Before joining ASE Inc., he was Chairman and Chief Executive Officer of Walker Interactive System, Inc. Mr. Liu has held other top management positions at leading technology companies, including Chief Operating Officer of Cadence Design Systems, President of the Acer Group worldwide and General Manager of IBM's application enabling software business unit. He holds a degree in electrical engineering from National Taiwan University and a doctorate degree in electrical engineering and computer science from Princeton University.

     Joseph Tung has served as a director of ASE Inc. since April 1997 and Chief Financial Officer since December 1994. He is also a director of ASE Test. Before joining ASE Inc., Mr. Tung was a Vice President at Citibank, N.A. He received a degree in economics from the National Chengchi University of Taiwan and a masters degree in business administration from the University of Southern California.

     Chang Yao Hung-ying has served as a director of ASE Inc. since 1996. Before April 1997, she was the Chairman of Hung Ching. She holds a degree from Shanghai University. She is the mother of Jason C.S. Chang and Richard H.P. Chang, our Chairman and our Vice Chairman and Chief Executive Officer, respectively.

     Chin Ko-Chien has served as a director of ASE Inc. since March 1984 and Executive Vice President and General Manager of our packaging facility in Kaohsiung since March 1990. Mr. Chin is also a director of ASE Test. Before joining ASE Inc., he held managerial positions at Fu Hua Construction Co. Ltd. and De Ji Trading Company. He holds a degree in bearings technology from Taiwan Ocean University.

     David Pan has served as a director of ASE Inc. since April 1997 and President and a director of ASE Test since November 1995. Before joining ASE Test, Mr. Pan was the Vice President responsible for research and development at Ultratech Stepper Inc. He holds a degree in physics from the University of Illinois and masters and doctorate degrees in physics from the University of California at Berkeley.

     Feng Mei-Jean has served as a supervisor of ASE Inc. since March 1984. She holds a degree in economics from National Taiwan University. She is the wife of Richard H.P. Chang, our Vice Chairman and Chief Executive Officer.

     Yen-Yi Tseng has served as a supervisor of ASE Inc. since July 2000 and Vice Chairman of Hung Ching since 1999. Mr. Tseng served as President of Ret-Ser Engineering Agency from 1991 to 1998. He holds a degree in civil engineering from National Taiwan University and a masters degree in system engineering from Asian Institute of Technology in Thailand. He was also a participant in the Program for Management Development at Harvard Business School.

     Alan Cheng has served as a supervisor of ASE Inc. since April 1997. Mr. Cheng is also the Chairman of Hung Ching. He holds a degree in industrial engineering from Chung-Yuan University.

     John Ho has served as a supervisor of ASE Inc. since April 1998. He is also a director of Universal Scientific. He served as Chief Financial Officer of ASE Inc. from 1988 until 1995. He holds a degree in business administration from National Taiwan University and a masters degree in business administration from the University of Iowa.

     Raymond Lo has served as a supervisor of ASE Inc. since July 2000 and President of ASE Test Taiwan since December 1999, after serving as Vice President of Operations of ASE Inc. since July 1993. Before joining ASE Inc., Mr. Lo was the Director of Quality Assurance at Zeny Electronics Co. He holds a degree in electronic physics from the National Chiao Tung University of Taiwan.

     Kanapathi A/L Kuppusamy has served as President of ASE Test Malaysia since July 1999. Before joining ASE Test Malaysia, Mr. Kanapathi was President of Motorola Asia Final Manufacturing. He holds a masters degree in business administration from the University of East Asia in Kuala Lumpur, Malaysia.

     Shih-Song Lee has served as President of ASE Chung Li since July 1999. Before joining ASE Chung Li, Mr. Lee served as President of Motorola's Semiconductor Products Sector Businesses in Chung Li, Taiwan before we acquired the company. He holds a degree in electrical engineering from the Tatung Institute of Technology in Taiwan.

     James Stilson has served as President of ASE Korea since July 1999. Before joining ASE Korea, Mr. Stilson served as President of Motorola's Semiconductor Products Sector Businesses in Paju, Korea before we acquired the company. He holds a degree in chemistry and a masters degree in business administration from the University of California.

     Fu-Shing Chang has served as President of ASE Philippines since January 2000. Before joining ASE Philippines, Mr. Chang served as Vice President for Quality Assurance and Customer Service. He holds a degree in mechanical engineering from the National Cheng-kung University in Taiwan.

     Gregory Lin has served as President of ASE Material since its inception in December 1997. Before joining ASE Material, Mr. Lin held research positions with Xerox Palo Alto Research Center. He holds a degree in chemistry from National Taiwan Chung Hsing University, and masters and doctorate degrees in chemistry from the University of Illinois.

COMPENSATION

     In 2000, we paid to our directors, supervisors and executive officers approximately NT$190.0 million (US$5.7 million) in cash remuneration. In addition, an aggregate of 7,024,440 common shares of ASE Inc. were granted in 2000 to our directors, supervisors and executive officers. In 2000, we also set aside an aggregate of NT$1.5 million (US$0.05 million) to provide pension, retirement and similar benefits for our executive officers pursuant to existing plans provided by or contributed to by our company or its subsidiaries. The following table sets forth cash remuneration paid to our individual directors and supervisors in 2000.


Name                      Position                                     Compensation(1)     Share Bonuses
----                      --------                                     ---------------     -------------
                                                                              NT$
                                                                        (in thousands)

Jason C.S. Chang........ Chairman                                            3,503                 --
Richard H.P. Chang...... Director                                            3,358          6,034,260
Leonard Y. Liu(6)....... Director (Representative of ASE Enterprises
                         Limited)                                              (2)             57,900
Chang Yao Hung-ying .... Director (Representative of ASE Enterprises
                         Limited)                                              (2)                 --
Chin Ko-Chien........... Director (Representative of ASE Enterprises
                         Limited)                                              (2)            150,800
David Pan............... Director (Representative of ASE Enterprises
                         Limited)                                              (2)            111,000
Raymond Lo(5)........... Director and Supervisor (Representative of
                         ASE Enterprises Limited)                              (2)            126,440
Joseph Tung............. Director (Representative of ASE Enterprises
                         Limited)                                              (2)            104,920
Feng Mei-Jean........... Supervisor                                          1,000                 --
Yen-Yi Tseng(6)......... Supervisor (Representative of ASE Enterprises
                         Limited)                                              (2)             30,000
Roger Cheung(3)......... Supervisor (Representative of ASE Enterprises
                         Limited)                                              (2)                 --
John Ho................. Supervisor (Representative of ASE Enterprises
                         Limited)                                              (2)             93,330
Alan Cheng.............. Supervisor (Representative of ASE Enterprises
                         Limited)                                              (2)                 --
Walt Delauder(3)........ Supervisor (Representative of ASE Enterprises         (2)                 --
                         Limited)

----------------

(1) Does not include share bonuses of ASE Inc. or options to purchase ordinary shares of ASE Test.

(2) A total of NT$76,200 was paid to ASE Enterprises Limited on account of its representative directors and a total of NT$60,000 was paid to ASE Enterprises Limited on account of its representative supervisors. Such payments were not to the directors and supervisors in their individual capacities.
(3)   Term expired on July 11, 2000.
(4)   All share bonuses were for shares of ASE Inc.
(5) Term as director expired on July 11, 2000. Term as supervisor began on July 11, 2000.
(6)   Term began on July 11, 2000.

ASE Test Share Option Plans

   ASE Test currently maintains four option plans approved in 1997, 1998, 1999 and 2000. As of May 31, 2001, ASE Test had no outstanding options under the IPO option plan of 1996 and the 1996 option plan, and these plans have expired. Under ASE Test's share option plans, its directors, employees, advisors and consultants and those of its affiliates may, at the discretion of a committee of its directors administering the plan, be granted options to purchase its shares at an exercise price of no less than their market value on the date of grant. The committee has complete discretion to determine which eligible individuals are to receive option grants, the number of shares subject to each grant, the vesting schedule to be in effect for each option grant and the maximum term for which each granted option is to remain outstanding, up to a maximum term of five, or in the case of the 1999 and 2000 option plans, ten years. ASE Test's board of directors may amend or modify the plans at any time. As of May 31, 2001, an aggregate of 18,800,000 of ASE Test's shares had been reserved for issuance and 16,221,853 options to purchase its shares remained outstanding under its various option plans. An aggregate of 6,790,000 options had been granted to the directors and executive officers of ASE Test. Options granted under the various plans are exercisable at an exercise price ranging from $2.06 to $25.00 per share. Options granted under the 1997 and 1998 option plans will expire five years from the date of grant, and in the case of the 1999 and 2000 plans, ten years from the date of grant.

   The following table sets forth options of ASE Test granted in the year ended December 31, 2000 with respect to our officers, directors and supervisors. No other officers, directors or supervisors were granted options in 2000. No options exercisable for our shares were granted in the year ended December 31, 2000.


                            Number of Options  Exercise Price    Expiration Date
Officer or Director             Granted(1)       of Options        of Options
--------------------------  -----------------  --------------    ---------------
Raymond Lo................      35,000               25           April 18, 2009
Kanapathi A/L Kuppusamy...      25,000               25           April 18, 2009

-------------------

(1) Each option covers one ordinary share of ASE Test.


ASE Inc. Employee Bonus Plan

     We award bonuses to the employees of ASE Group companies based on overall income and individual performance targets. These employees are eligible to receive bonuses in the form of common shares of ASE Inc. valued at par. Actual amounts of bonuses to individual employees are determined based upon the employee meeting specified individual performance objectives. We granted an aggregate of 30,760,000 common shares, 9,540,000 common shares and 47,833,062 common shares in 1998, 1999 and 2000, respectively, as stock awards to our employees with a fair market value at the date of grant of NT$2,311.1 million, NT$754.7 million and NT$3,429.0 million (US$103.4 million), respectively. We expect this practice to continue in future periods.

EMPLOYEES

     The following table sets forth certain information concerning our employees for the dates indicated.

                                              As of December 31,
                                         -----------------------------
                                         1998        1999        2000
                                         ----        ----        ----
Total .............................       8,737      14,184      18,121
     Function
Direct labor.......................       5,583       9,495      12,011
Indirect labor (manufacturing).....       1,937       2,995       3,577
Indirect labor (administration)....         799       1,067       1,370
Research and development...........         418         627       1,163
     Location
Taiwan.............................       6,390       9,360      12,430
Korea..............................          --         972         965
Malaysia...........................       2,167       2,625       3,407
United States......................          --         369         523
Philippines........................         180         582         568
Singapore..........................          --          36         104
Hong Kong..........................          --         137         124

     Eligible employees may participate in the ASE Inc. Employee Share Bonus Plan and the ASE Test Share Option Plans. See "--Compensation" and "--Share Ownership".

     With the exception of ASE Korea's employees, our employees are not covered by any collective bargaining arrangements. We believe that our relationship with our employees is good.

SHARE OWNERSHIP

     The following table sets forth certain information with respect to our officers and directors as of March 31, 2001.


                                    Number of ASE    Percentage of Total of our
                                     Inc. Common        Common Shares Issued
Officer or Director                  Shares Held          and Outstanding
-------------------------------------------------------------------------------
Jason C.S. Chang..................     17,311,832         0.63%
Richard H.P. Chang................     32,353,782          1.18
Leonard Y. Liu....................         57,900          --
Joseph Tung.......................        602,722          0.02
Chang Yao Hung-Ying...............     16,139,604          0.59
Chin Ko-Chien.....................        376,718          0.01
David Pan.........................        210,518          0.01
Feng Mei-Jean.....................     49,803,131          1.81
Yen-Yi Tseng......................         30,000          --
Alan Cheng........................        245,895          0.01
John Ho...........................        183,787          0.01
Raymond Lo........................        375,911          0.01
Kanapathi A/L Kuppusamy...........             --          --
Shih-Song Lee.....................        120,000          0.01
James Stilson.....................             --          --
Fu-Shing Chang....................         73,203          0.01
Gregory Lin.......................        285,567          0.01


Item 7.  Major Shareholders.

MAJOR SHAREHOLDERS

     The following table sets forth information known to us with respect to the beneficial ownership of our common shares as of December 31, 2000, by (1) each shareholder known by us to own beneficially more than 5% of our common shares and (2) all directors, supervisors and executive officers as a group.

Name of Shareholder or group                   Common Shares Beneficially Owned
----------------------------                   --------------------------------
                                                      Number       Percentage
                                                      ------       ----------

ASE Enterprises Limited(1)......................   560,889,602      20.4%
Directors, supervisors and executive officers
  as a group(2).................................   680,210,777      24.7%

---------------

(1) ASE Enterprises Limited is a company organized under the laws of Hong Kong. All of the outstanding shares of ASE Enterprises Limited are held by a company organized under the laws of the British Virgin Islands in trust for the benefit of Chang Yao Hung-ying, the mother of Jason C.S Chang, our Chairman, and Richard H.P. Chang, our Vice Chairman and Chief Executive Officer. Jason C.S. Chang is the sole shareholder and director of that company.

(2) Includes shareholding of ASE Enterprises Limited.

     The following table sets forth information relating to our common shares held by our consolidated subsidiaries and non-consolidated affiliates as of December 31, 2000.

Name of Shareholder                             Common Shares Beneficially Owned
-------------------                             --------------------------------
                                                      Number       Percentage
                                                      ------       ----------


ASE Capital(1)................................      17,907,964      0.7%
ASE Investment(1)(2)..........................     117,401,760      4.3%
ASE Test Taiwan(3)............................         557,875      0.02%
Hung Ching(4).................................      33,791,301      1.2%

------------

(1)  ASE Capital and ASE Investment are our wholly-owned subsidiaries.

(2) Of the 117,401,760 common shares owned by ASE Investment 13,873,890 are currently represented by an aggregate of 2,774,778 ADSs.

(3)  ASE Test Taiwan is a subsidiary of ASE Test, our 51.2% owned subsidiary.

(4) As of December 31, 2000, we held 25.1% of the outstanding shares of Hung Ching. Our director Chang Yao Hung-ying, our Chairman Jason C.S. Chang, our Vice Chairman and Chief Executive Officer Richard H.P. Chang and other members of the Chang family are controlling shareholders of Hung Ching. See "Item 4. Information on the Company-- Business Overview-- Other Members of the ASE Group--Unconsolidated Affiliates".

     In addition to the common shares held by our consolidated subsidiaries and unconsolidated affiliates set forth above, as of December 31, 2000, J&R Holding, our wholly-owned subsidiary, held options exercisable for 76,703,517, or 2.8%, of our common shares at an exercise price of NT$59.7 per common share. The number of common shares covered by the options and the exercise price are subject to adjustments if specified events take place, such as the declaration of dividends in our common shares or the issuance of our common shares at less than the market price. The options expire in November 2002.

     As of May 31, 2001, approximately 37.3 million of our ADSs were outstanding, representing approximately 6.8% of our outstanding shares. We believe that, of such ADSs, approximately 26.7 million were held by approximately 700 holders in the United States.

RELATED PARTY TRANSACTIONS

     In recent years, ASE Inc. has made awards of ASE Inc.'s common shares to the employees of ASE Group companies as part of their compensation, based in part on the consolidated net income of ASE Inc. and the member companies' contribution to the consolidated income. ASE Inc. granted an aggregate of 13,510,250 common shares in 2000, 1,305,000 common shares in 1999 and 6,105,410 common shares in 1998 as stock awards to employees of other companies of the ASE Group with a fair market value at the time of grant of NT$968.5 (US$29.2 million), NT$103.2 million and NT$458.7 million, respectively. ASE Inc. expects this practice to continue in future periods.

     ASE Material sold interconnect material, principally leadframes, in the aggregate amount of NT$1,765.6 million (US$53.2 million), NT$779.9 million and NT$452.1 million to ASE Inc. for 2000, 1999 and 1998, respectively. In 2000, we purchased approximately 25.4% of our substrate requirements for our packaging facilities in Kaohsiung from ASE Material. We purchase, and plan to continue to purchase, materials from ASE Material at prevailing market prices.

     ASE Test Taiwan has historically charged ASE Inc. fees for the testing of semiconductors packaged for a small number of customers that prefer to be billed through ASE Inc. for testing services performed by ASE Test Taiwan. These fees amounted to NT$142.7 million (US$4.3 million), NT$81.5 million and NT$155.7 million for 2000, 1999 and 1998, respectively. ASE Inc. sold to ASE Test Taiwan at book value a building at an aggregate price of NT$18.4 million (US$0.6 million) in 2000.

     ASE Test Malaysia and ASE Philippines have historically purchased a portion of the raw materials used in their packaging operations, principally leadframes, from ASE Inc. when they face a shortage in the supply of these types of raw materials. These types of raw materials are typically resold by ASE Inc. to ASE Test Malaysia and ASE Philippines at book value. Purchases of raw materials by ASE Test Malaysia amounted to NT$3.6 million (US$0.1 million), NT$14.6 million and NT$28.0 million for 2000, 1999 and 1998, respectively. Purchases of raw materials by ASE Philippines amounted to NT$1.8 million (US$0.05 million), NT$2.1 million and NT$4.1 million for 2000, 1999 and 1998, respectively. In addition, ASE Inc. purchased raw materials, principally leadframes, from ASE Test Malaysia in an amount of NT$11.9 million (US$0.4 million), NT$4.3 million and NT$3.2 million for 2000, 1999 and 1998, respectively.

     ASE Inc. has historically guaranteed the short-term borrowing of many of its subsidiaries. As of December 31, 2000, ASE Inc. had endorsed and guaranteed an aggregate amount of NT$8,423.9 million (US$254.0 million) of the outstanding promissory notes of its subsidiaries.

     ASE Inc. sold to ASE Philippines at book value machinery and equipment for the packaging of plastic dual in-line packages at an aggregate price of NT$22.8 million (US$0.7 million) and NT$12.9 million in 2000 and 1999, respectively.

     In January 2000, ASE Chung Li and Hung Ching, our affiliate company, entered into an agreement for the development of buildings on land currently owned by ASE Chung Li. Hung Ching will bear all costs relating to the development. Upon completion of the development, floor space in the buildings will be sold by Hung Ching at prices to be negotiated between Hung Ching and the buyers. ASE Chung Li and its affiliates will have priority in the purchase of the floor space. In the event that floor space is sold to persons other than ASE Chung Li, ASE Chung Li will receive 25% of the purchase price. The first phase of the development project is the construction of a building with aggregate floor space of approximately 800,000 square feet, which was completed in September 2000. The total value of the first phase of the project, including land and the completed building, is estimated at NT$2.0 billion. The new building is expected to house ASE Chung Li's testing operations as well as part of the operations of other ASE Group companies.

     In October 1997, J&R Holding entered into agreements with Swiss Bank Corporation to purchase call options on a portion of our US$200 million Zero Coupon Convertible Bonds due 2002. The call options were offered by Swiss Bank Corporation as a part of the repackaging of our convertible bonds by SBC Warburg, an affiliate of Swiss Bank Corporation, into two separate instruments consisting of: (1) US$200 million callable floating rate notes secured by the convertible bonds and (2) call options on the convertible bonds. SBC Warburg decided to repackage the convertible bonds because the adverse market conditions resulting from the Asian financial crisis during the second half of 1997 made it difficult to market the convertible bonds. SBC Warburg was able to obtain commitments for the entire issue of the floating rate notes but, as a result of the adverse market conditions described above, was able to obtain commitments for only a portion of the call options. As a result, Swiss Bank Corporation approached a number of large institutional investors, including J&R Holding, with a proposal to sell a portion of the call options.

     J&R Holding decided to purchase the call options because its management considered the call options to be a good investment. Under the first agreement with Swiss Bank Corporation, J&R Holding is required to make four cash payments to Swiss Bank Corporation in November 1998, 1999, 2000 and 2001. In return, J&R Holding has the right to call the convertible bonds back at any time during the period from November 1998 through November 2002. Under the second agreement, Swiss Bank Corporation paid US$200,000 to J&R Holding. In return, Swiss Bank Corporation had the right to sell a portion of the call options to J&R Holding at any time between November 4, 1997 and November 1, 1998. In any event, J&R Holding was required under the automatic exercise provision of the second agreement to purchase these call options upon the expiration of the agreement on November 1, 1998.

     ASE Holding Limited, one of our subsidiaries through which we hold ASE Test's shares, entered into a share purchase agreement dated as of May 19, 2001 with our Chairman, Jason C.S. Chang, and Vice-Chairman, Richard H.P.

Chang, under which ASE Holding Limited would purchase 2,480,000 shares of ASE Test from Jason C.S. Chang and Richard H.P. Chang upon the exercise of certain options granted to them under ASE Test's 1996 IPO option plan for an aggregate purchase price of US$35,389,600. The closing date of this acquisition of shares was May 22, 2001. We engaged in this acquisition principally for investment purposes.

Item 8.  Financial Information.

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     Consolidated financial statements are set forth under "Item 18. Financial Statements".

LEGAL PROCEEDINGS

     We are not involved in material legal proceedings the outcome of which we believe would have a material adverse effect on us.

     Criminal charges were brought in December 1998 by the district attorney for Taipei against Jason C.S. Chang, Richard H.P. Chang, Chang Yao Hung-ying and four others for alleged breach of fiduciary duties owned to Hung Ching Development & Construction Co. Ltd. ("Hung Ching"), an affiliate of ASE Inc., in their capacity as directors and officer of Hung Ching in connection with a land sale transaction in 1992 valued at approximately NT$1.7 billion. It was alleged that the transaction in which Jason C.S. Chang sold the land to Hung Ching unfairly benefitted Jason C.S. Chang to the detriment of Hung Ching. Hung Ching at that time was a privately owned company whose principal shareholders were members of the Chang family. Ancillary charges were brought against Jason C.S. Chang, Chang Yao Hung-ying and another for alleged forgery of Hung Ching board resolutions relating to that transaction. On January 5, 2001, the District Court of Taipei rendered a judgment in the matter, finding Jason C.S. Chang and Chang Yao Hung-ying guilty with sentences of six years' imprisonment each and Richard H.P. Chang not guilty. In order to comply with the particular requirements of the Singapore Companies Act, Jason C.S. Chang and Chang Yao Hung-ying have both resigned as directors of ASE Test.

     Neither Jason C.S. Chang nor Chang Yao Hung-ying believes that he or she committed any offense in connection with such transactions, and they are appealing the decision to the High Court of Taiwan, the ROC. Counsel to Jason C.S. Chang and Chang Yao Hung-ying have advised that, as these proceedings may not be finally determined until the case has been considered by the High Court and the Supreme Court of Taiwan, the ROC, two or three years may elapse until they are fully resolved. If the convictions are not overturned on appeal to the High Court or, if necessary, the Supreme Court of Taiwan, the ROC, they will be required under ROC law to resign as directors and Jason C.S. Chang will be required to resign as Chairman of ASE Inc.

SIGNIFICANT CHANGES

     We have not experienced any significant changes since the date of the annual financial statements.

Item 9.  Listing Details.

MARKET PRICE INFORMATION AND MARKETS

     Our shares are traded on the Taiwan Stock Exchange under the symbol "2311". Public trading of our shares, par value NT$10, commenced in July 1989. Prior to that time, there was no public market for our shares. As of December 31, 2000, there were an aggregate of 2,752,000,000 of our common shares outstanding. The following table sets forth the high and low closing prices for the shares for the periods indicated as reported by Bloomberg for the periods indicated.


                                                         Closing Price(1)
                                                         -----------------
                                                         High          Low
                                                         -----        ----
Year Ended December 31,
   1996 ...............................................  15.63        8.44

   1997................................................  63.10       14.90
   1998................................................  76.94       32.29
   1999................................................  85.17       35.03
   2000................................................  93.54       21.90
Year Ended December 31, 1999
   First Quarter.......................................  58.39       35.03
   Second Quarter .....................................  75.56       51.18
   Third Quarter.......................................  82.43       56.27
   Fourth Quarter......................................  85.17       65.78
Year Ended December 31, 2000
   First Quarter.......................................  93.54       69.20
   Second Quarter .....................................  90.87       68.06
   Third Quarter ......................................  72.24       40.10
   Fourth Quarter .....................................  43.00       21.90
Year Ending December 31, 2001
   First Quarter.......................................  38.80       22.50
Monthly
   December 2000.......................................  34.50       21.90
   January 2001........................................  34.80       22.50
   February 2001.......................................  38.80       31.10
   March 2001..........................................  31.70       28.20
   April 2001..........................................  29.40       27.00
   May 2001 ...........................................  27.50       24.50
   June 2001 (through June 28) ........................  25.10       21.00

-------------------

(1) As adjusted retroactively by the Taiwan Stock Exchange to give effect to stock dividends paid in the periods indicated.

     The last reported price of our shares was NT$21.00 per share on June 28, 2001.

     We offered and sold 8,600,000 GDSs in July 1995 comprising of GDSs sold in the United States under Rule 144A and GDSs sold outside the United States pursuant to Regulation S. Each GDS represented five common shares of ASE Inc. The GDSs sold under Rule 144A were designated as eligible for trading in the PORTAL System of the National Association of Securities Dealers, Inc. in the United States. The GDSs sold pursuant to Regulation S were listed on the Stock Exchange of Singapore and the Luxembourg Stock Exchange and quoted on SEAQ International. Some of our affiliates offered and sold an additional 10,489,902 GDSs in December 1999. Concurrently with an offering of ADSs in on September 25, 2000, we are offered to exchange one ADS for each GDS sold under Rule 144A. We also converted each of the outstanding GDSs sold pursuant to Regulation S into one ADS. Upon completion of the conversion of the GDSs sold pursuant to Regulation S into ADSs, we delisted these GDSs from the Stock Exchange of Singapore and the Luxembourg Stock Exchange on September 26, 2000 and from the SEAQ International on October 12, 2000. The following table sets forth, for the periods indicated, the high and low closing prices of our GDSs as quoted on SEAQ International.

                                                       Closing Price of GDSs(1)
                                                       ------------------------
                                                          High          Low
                                                          ----         ---
Year Ended December 31,
   1996............................................... US$2.97         US$1.50
   1997 ..............................................   11.65            2.79
   1998 ..............................................   14.78            4.88
   1999...............................................   17.79            6.27
   2000 (through October 12)..........................   19.20            5.88
Year Ended December 31, 1999
   First Quarter .....................................   10.27            6.27

   Second Quarter.....................................   15.46            9.77
   Third Quarter......................................   16.16           11.20
   Fourth Quarter.....................................   17.79           13.81
Year Ended December 31, 2000
   First Quarter......................................   19.20           14.52
   Second Quarter ....................................   16.35           12.17
   Third Quarter .....................................   12.89            6.83
   Fourth Quarter (through October 12)................    6.58            5.88
Monthly
   October 2000 (through October 12)..................    6.58            5.88

-------------

(1)   Adjusted retroactively to give effect to stock dividends.
      Source: Bloomberg.

     The last reported sale price of the GDSs before delisting on the SEAQ International was US$5.95 per GDS on October 12, 2000.

     We offered and sold 20,000,000 ADSs on September 25, 2000. Our ADSs are traded on the New York Stock Exchange under the symbol "ASX". Public trading of our ADSs, each representing five common shares, commenced in September 2000. Prior to that time, there was no public market for our ADSs. As of April 12, 2001, there were an aggregate of 35,656,653 of our ADSs outstanding. The following table sets forth the high and low sales prices for the shares for the periods indicated as reported by the New York Stock Exchange for the periods indicated.


                                                       Closing Price of ADSs
                                                       ---------------------
                                                          High         Low
                                                          ----         ---
Year Ended December 31,
   2000 (from September 25)........................... US$6.75      US$3.06
Year Ended December 31, 2000
   Fourth Quarter (including September 25 -
   October 1 of third quarter)........................    6.75         3.06
Year Ending December 31, 2001
   First Quarter .....................................    6.05         3.31
Monthly
   December 2000 .....................................    5.06         3.06
   January 2001 ......................................    5.75         3.31
   February 2001 .....................................    6.05         4.75
   March 2001 ........................................    5.05         4.20
   April 2001.........................................    4.40         4.00
   May 2001 ..........................................    4.40         3.74
   June 2001 (through June 27)........................    3.65         3.05
-------------
     Source: Bloomberg.

     The last reported sale price of the ADSs on the NYSE was US$2.99 per ADS on June 27, 2001.

Item 10.  Additional Information.

ARTICLES OF INCORPORATION

     We are a company limited by shares organized under the laws of the ROC. Our organizational document is our Articles of Incorporation. We have no by-laws.

     Our Articles of Incorporation provide, in Article 2, that we are to engage in the following types of business:

     1. The manufacture, assembly, processing, testing and export of various types of integrated circuitry;

     2. The research, development, design and manufacture, assembly, processing, testing and export of various computers, electronics, communications, information products and their peripheral products; and

     3. General import and export trading business (to the exclusion of certain approved businesses that require trading permits).

     Directors

     Our Articles of Incorporation provide that we are to have from five to seven directors with tenures of three years who are elected from among the shareholders. There is no minimum amount of shares necessary to stand for election to a directorship. Many of our directors are corporate shareholders, who appoint representatives. Re-elections are allowed. The directors have certain powers and duties, including devising operations strategy, proposing to distribute dividends or make up losses, proposing to increase or decrease capital, reviewing material internal rules and contracts, hiring and discharging the general manager or managers, establishing and dissolving branch offices, reviewing budgets and audited financial statements and other duties and powers granted by or in accordance with the ROC Company Law or shareholders resolutions.

     The board of directors is constituted by the directors, who elect a chairman and a vice-chairman from among the directors to preside over the meeting of the Board. Meetings of the board may be held in the ROC or any place abroad. A director may appoint another director to attend a meeting and vote by proxy, but a director may accept only one proxy.

      The Articles of Incorporation contain no provisions relating to a director's power to vote on a proposal in which that director is interested, the directors' power to vote compensation to themselves, borrowing powers, retirement or age- limit requirements.

     General

     We were incorporated on March 23, 1984 as a company limited by shares under the ROC Company Law. Before our annual general shareholders' meeting held on July 11, 2000, our authorized and paid-in share capital was NT$24,000,000,000, divided into 2,400,000,000 common shares, all of which were in registered form and 1,980,355,086 of which were issued and outstanding. At the meeting, our shareholders:

     o approved an increase in our authorized share capital to NT$32,000,000,000, divided into 3,200,000,000 common shares; and

     o approved the distribution of a stock dividend of NT$3.15 per common share.

     Currently, 2,752,000,000 common shares are issued and outstanding, including common shares represented by our ADSs. We do not have any equity in the form of preference shares or otherwise outstanding.

     We have 200,000,000 common shares reserved for the issuance of common shares upon conversion of any convertible bonds issued by us, including 94,607,641 common shares reserved in connection with our US$200 million Zero Coupon Convertible Bonds Due 2002 issued in November 1997. As of August 15, 2000, these convertible bonds were convertible into our common shares at a conversion price of NT$59.7 per common share. The conversion price is subject to adjustment in the following circumstances:

     (1)  the making of a free distribution or bonus issue of common shares;

     (2)  subdivisions, consolidations or reclassifications of common shares;

     (3)  the declaration of a dividend in common shares;

     (4) the grant, issue or offer to the holders of common shares or rights or warrants to subscribe for or purchase common shares at less than the current market price or to subscribe for or purchase any securities convertible into or exchangeable for common shares at less than the then current market price;

     (5) the distribution to the holders of common shares of evidences of indebtedness of ASE Inc. or of shares of capital stock of ASE Inc. (other than common shares) or of assets (other than regular periodic dividends in cash) or of rights or warrants to subscribe for or purchase shares or securities (other than those mentioned in (4) above);

     (6) the issue of securities (other than the bonds, certificates of payment issued on conversion of bonds and those mentioned in (4) above) convertible into or exchangeable for common shares at less than the then current market price or of rights or warrants (other than those mentioned in (4) above) to subscribe for or purchase common shares at less than the then current market price or to subscribe for or purchase securities convertible into or exchangeable for common shares at less than the then current market price;

     (7) the issue of common shares (other than common shares or certificates of payment issued on conversion of the bonds or in any of the circumstances described above, but including to employees under any employee bonus arrangements) at less than the current market price; and

     (8) any other event or circumstances which would have in our determination or in the determination of the trustee an analogous effect to any of the events in (1) to (7) above including, but not limited to, issues of receipts or certificates entitling holders to receive securities.

     Certificates of Payment

     Under current ROC law, whenever we issue common shares, we will deliver one or more certificates of payment evidencing the aggregate number of common shares purchased to the purchaser (or the holder, in the case of a distribution of common shares to existing holders, or the subscriber, in the case of a holder subscribing for additional common shares under a rights offering). Each certificate of payment will represent the irrevocable right to receive the relevant number of common shares after all required ROC share issuance procedures have been complied with. We are required under ROC law to file an amendment to our corporate registration within 15 days after we receive the proceeds of an offering.

     Dividends and Distributions

     In general, we are not permitted to distribute dividends or make other distributions to shareholders in any year in which we did not record net income. Our shareholders are not entitled to the benefits of any sinking fund and are not entitled to redeem their shares. The ROC Company Law also requires that 10% of annual net income (less prior years' losses, if any) be set aside as a legal reserve until the accumulated legal reserve equals our paid-in capital. In addition, our Articles of Incorporation require that before a dividend is paid out of our annual net income:

     o up to 2% of our annual net income (less any gains on the disposal of fixed assets, prior years' losses and additions to legal and special reserves, if any) should be paid to our directors and supervisors as compensation; and

     o between 5% and 7% of the annual net income (less any gains on the disposal of fixed assets, prior years' losses and legal and special reserves, if any) should be paid to our employees as bonuses. The 5% portion is to be distributed to all employees in the form of stock bonuses in accordance with our employee stock bonus plan, while any portion exceeding 5% is to be distributed in accordance with rules established by our board of directors to individual employees who have been recognized as having made special contributions to our company.

     At the annual general shareholders' meeting, our board of directors submits to the shareholders for their approval any proposal for the distribution of a dividend or the making of any other distribution to shareholders from our net income for the preceding fiscal year. All common shares outstanding and fully paid as of the relevant record date are entitled to share equally in any dividend or other distribution so approved. Dividends may be distributed in cash, in the form of common shares or a combination of the two, as determined by the shareholders at the meeting. Our Articles of Incorporation provide that our dividend policy is to give priority to stock dividends and the amount of cash dividends is not to exceed 20% of the total dividends distributable in that year.

     We are also permitted to make distributions to our shareholders of additional common shares by capitalizing reserves. However, the capitalized portion payable out of our legal reserve is limited to 50% of the total accumulated legal reserve and the capitalization can only be effected when the accumulated legal reserve exceeds 50% of our paid-in capital.

     Cash dividends that are unclaimed for a period of five years from the date of the relevant notice of distribution may no longer be claimed. Such unclaimed cash dividends will, upon expiry of such five-year period, become our property. However, stock dividends are not subject to any prescription period under ROC law. Accordingly, uncollected stock dividends will remain in our safekeeping and continue to be claimable by the relevant shareholders.

     Changes in Share Capital

     Under ROC Company Law, any change in the authorized share capital of a company limited by shares requires an amendment to its Articles of Incorporation. In the case of a public company such as ASE Inc., the approval of the ROC Securities and Futures Commission and the ROC Ministry of Economic Affairs is also required. Authorized but unissued common shares may be issued, subject to applicable ROC law, upon terms as our board of directors may determine.

     Preemptive Rights

     Under the ROC Company Law, when a ROC company issues new shares for cash, existing shareholders who are listed on the shareholders' register as of the record date have preemptive rights to subscribe for the new issue in proportion to their existing shareholdings, while a company's employees, whether or not they are shareholders of the company, have rights to subscribe for 10% to 15% of the new issue. Any new shares that remain unsubscribed at the expiration of the subscription period may be offered by us to the public or privately placed.

     In addition, in accordance with the ROC Securities and Exchange Law, a public company that intends to offer new shares for cash must offer to the public at least 10% of the shares to be sold. This percentage can be increased by a resolution passed at a shareholders' meeting, which would diminish the number of new shares subject to the preemptive rights of existing shareholders.

     Meetings of Shareholders

     We are required to hold an ordinary meeting of our shareholders within six months following the end of each fiscal year. These meetings are generally held in Kaohsiung, Taiwan. Extraordinary shareholders' meetings may be convened by resolution of the board of directors or by the board of directors upon the written request of any shareholder or shareholders who have held 3% or more of the outstanding common shares for more than one year. Extraordinary shareholders' meetings may also be convened by a supervisor. Notice in writing of meetings of shareholders, stating the place, time and purpose, must be dispatched to each shareholder at least 20 days, in the case of ordinary meetings, and 10 days, in the case of extraordinary meetings, before the date set for each meeting. A majority of the holders of all issued and outstanding common shares present at a shareholders' meeting constitutes a quorum for meetings of shareholders.

     Under the ROC Company Law, the applicable rules of the Taiwan Stock Exchange and our Articles of Incorporation, we are required to hold an ordinary meeting of our shareholders within six months following the end of each fiscal year.

     Voting Rights

     Our Articles of Incorporation provide that a holder of common shares has one vote for each common share, except that a holder of more than 3% of the total outstanding common shares is not permitted to vote 0.1% of the number of common shares held by the holder in excess of 3%. There is cumulative voting for the election of directors and supervisors. Elections for directors are not staggered.

     In general, a resolution can be adopted by the holders of at least a majority of the common shares represented at a shareholders' meeting at which the holders of a majority of all issued and outstanding common shares are present. Under ROC Company Law, the approval by at least a majority of the common shares represented at a shareholders meeting in which a quorum of at least two-thirds of all issued and outstanding common shares are represented is required for major corporate actions, including:

    o     amendment to the Articles of Incorporation;

    o     increase in authorized share capital;

    o     transfer of the whole or substantial part of its business or assets;

    o     taking over of the whole of the business of any other company; or

    o     distribution of any stock dividend.

     In case of a dissolution or amalgamation of the company, approval by a majority of the common shares represented at a shareholders' meeting in which a quorum of at least three-fourths of all issued and outstanding common shares are represented is required.

     A shareholder may be represented at an ordinary or extraordinary meeting by proxy if a valid proxy form is delivered to us five days before the commencement of the ordinary or extraordinary shareholders' meeting.

     Register of Shareholders and Record Dates

     Our share registrar, President Securities Corp., maintains our register of shareholders at its offices in Taipei, Taiwan, and enters transfers of common shares in our register upon presentation of, among other documents, certificates representing the common shares transferred. Under the ROC Company Law and our Articles of Incorporation, we may, by giving advance public notice, set a record date and close the register of shareholders for a specified period in order for us to determine the shareholders or pledgees that are entitled to rights pertaining to the common shares. The specified period required is as follows:

    o     ordinary shareholders' meeting -- one month;

    o     extraordinary shareholders' meeting -- 15 days;

    o     relevant record date -- five days.

     Annual Financial Statements

     At least 10 days before the annual ordinary shareholders' meeting, our annual financial statements must be available at our principal executive office in Kaohsiung, Taiwan for inspection by the shareholders.

     Transfer of Common Shares

     The transfer of common shares in registered form is effected by endorsement and delivery of the related share certificates but, in order to assert shareholders' rights against us, the transferee must have his name and address registered on our register of shareholders. Shareholders are required to file their respective specimen seals, also known as chops, with us. Chops are official stamps widely used in Taiwan by individuals and other entities to authenticate the execution of official and commercial documents.

     Acquisition of Common Shares by ASE Inc.

     Under the ROC Securities and Exchange Law, effected on July 21, 2000, we may purchase our own common shares for treasury stock in limited circumstances, including:

     o    to transfer common shares to our employees;

     o to reserve common shares to be issued upon conversion of convertible securities; and

     o    to maintain our credit and our shareholders' equity.

     We may purchase our common shares (1) on the Taiwan Stock Exchange or (2) by means of a public tender offer. These transactions require the approval of a majority of our board of directors at a meeting in which at least two-thirds of the directors are in attendance. The total amount of common shares purchased for treasury stock may not exceed 10% of the total outstanding shares.

     These restrictions on acquiring our common shares do not apply to our subsidiaries or affiliates.

     Liquidation Rights

     In the event of our liquidation, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed pro rata to the shareholders in accordance with the relevant provisions of the ROC Company Law and our Articles of Incorporation.

     Substantial Shareholders and Transfer Restrictions

     The ROC Securities and Exchange Law currently requires (1) each director, supervisor, manager or substantial shareholder (that is, a shareholder who together with his or her spouse, minor children or nominees, holds more than 10% of the shares of a publicly listed company) to report any change in that person's shareholding to the issuer of the shares which shall later report such information to the ROC Securities and Futures Commission and (2) each director, supervisor, manager or substantial shareholder holding those common shares for more than a 90-day period to report his or her intent to transfer any shares on the Taiwan Stock Exchange to the ROC Securities and Futures Commission at least three days before the intended transfer, unless the number of shares to be transferred is less than 10,000 shares per trading day.

     Limitations on the Right to Own Securities

     Investments in us by foreigners are not subject to any individual or aggregate foreign ownership limits. The exercise of voting rights by such foreign shareholders is not subject to any restriction.

     Other Provisions

     There are no special provisions in the Articles of Incorporation that would delay, defer or prevent a change of control and would operate only in respect to a merger, acquisition or restructuring involving us or our subsidiaries. There are no provisions in the Articles of Incorporation governing the ownership threshold above which shareholder ownership must be disclosed.

MATERIAL CONTRACTS

     Stock Purchase Agreement dated as of March 15, 1999 between ASE Test Limited and the Selling Shareholders relating to the purchase and sale of 12,250,000 shares of Common Stock of ISE Labs, Inc.

     Our subsidiary, ASE Test, entered into this agreement in order to take control and a majority stake in ISE Labs, Inc., a California corporation engaged in the business of testing integrated circuits. Our subsidiary paid $8.00 per share to the selling shareholders at the closing. The contract contemplates either an initial public offering meeting certain qualifications or a material asset sale meeting certain qualifications which must occur by December 31, 2001. This offering or sale has not yet occurred. If this offering or sale does not occur by the mandated time, each seller will have the right to exchange his outstanding common stock of ISE Labs for ASE Test shares deemed to have a value equivalent to $8.00, plus interest. Alternatively, such selling shareholder may sell its stock to ASE Test. ___ See "Item 4. Information on the Company -- History and Development of the Company -- ISE Labs".

     Asset Purchase Agreement dated as of July 3, 1999 among ASE (Chung Li) Inc., ASE Inc., Motorola Electronics Taiwan, Ltd. and Motorola, Inc.

     We entered into this asset purchase agreement to acquire Motorola's integrated circuit testing and packaging unit located in Chung Li, ROC. Pursuant to this agreement, substantially all of Motorola Electronics Taiwan, Ltd.'s assets were transferred to our subsidiary, ASE Chung Li. The base purchase price as set forth in the contract was $80 million, subject to certain adjustments. We acquired substantially all of the assets of ASE Chung Li for a base price of US$150.0 million in cash, consisting of an initial payment of US$80.0 million at closing and an additional US$70.0 million payable over three years if sales volume targets are met. See "Item 4. Information on the Company -- History and Development of the Company -- ASE Chung Li and ASE Korea".

     Stock Purchase Agreement dated as of July 3, 1999 among ASE Investment (Labuan) Inc., ASE Inc., Motorola Asia Ltd. and Motorola, Inc. relating to the purchase and sale of 100% of the Common Stock of Motorola Korea Ltd.

     We entered into this stock purchase agreement to acquire Motorola's integrated circuit testing and packaging unit located in Paju, Korea. Pursuant to this agreement, substantially all of Motorola Asia Ltd.'s assets were transferred to our subsidiary, ASE Korea. The base purchase price as set forth in the contract was $36 million, plus an additional purchase price of $51,095,000, subject to certain adjustments. We acquired 100% of the outstanding shares of ASE Korea for a base price of US$140.0 million in cash, consisting of an initial payment of US$36.0 million and an additional US$104.0 million payable over five years. See "Item 4. Information on the Company -- History and Development of the Company -- ASE Chung Li and ASE Korea".

     Manufacturing Services Agreement dated as of July 3, 1999 among Motorola, Inc., ASE Inc. and ASE (Chung Li) Inc.

     This contract was entered into to provide a strategic supplier relationship in which we use our ASE Chung Li subsidiary to provide testing and packaging services to Motorola on a priority basis. This contract has a duration of five years. The contract governs capacity reservation by Motorola at the Chung Li facility as well as our facilities in Kaohsiung or the facilities of ASE Test Taiwan and specifications of the work to be performed. Remuneration to us is confidential and the contract, as filed as an exhibit to our Form F-1 Registration Statement in 2000, was granted confidential treatment by the Commission.

     Manufacturing Services Agreement dated as of July 3, 1999 among Motorola, Inc., ASE Inc. and ASE (Korea) Inc.

     This contract was entered into to provide a strategic supplier relationship in which we use our ASE Korea subsidiary to provide testing and packaging services to Motorola on a priority basis. This contract has a duration of five years. The contract governs capacity reservation by Motorola at the Korea facility and specifications of the work to be performed. Remuneration to us is confidential and the contract, as filed as an exhibit to our Form F-1 Registration Statement in 2000, was granted confidential treatment by the Commission.

     BGA Immunity Agreement dated as of January 25, 1994 between ASE Inc. and Motorola, Inc.

     Pursuant to this contract, Motorola released, acquitted and forever discharged us and our subsidiaries from any and all claims or liability for infringement or alleged infringement of any Motorola patents, as defined in the contract. Motorola granted us and our subsidiaries immunity from suit for Motorola patents involving BGA packages. We and our subsidiaries released, acquitted and forever discharged Motorola and its subsidiaries for any time prior to the date of the contract, from any and all claims or liability for infringement of any of our patents. We granted Motorola and its subsidiaries immunity from suit for our patents involving BGA packages. Remuneration to Motorola is confidential and the contract, as filed as an exhibit to our Form F-1 Registration Statement in 2000, was granted confidential treatment by the Commission. The agreement terminates on December 31, 2002.

     Service Agreement dated as of July 1, 2000 between ASE Electronics (M) Sdn. Bhd. and ASE (U.S.) Inc.

     This contract established ASE (U.S.) as our subsidiary, ASE Test Malaysia's non-exclusive sales service and sales support agent in Europe and North America for its products and services. For such services, our subsidiary pays ASE (U.S.) 12.5% of their monthly incurred services associated costs and expenses plus 10%. ASE (U.S.) agreed to reimburse our subsidiary for expenses for any employee traveling to the U.S. or Europe if such travel was necessary to ASE (U.S.)'s services. This agreement will expire on June 30, 2001.

     Service Agreement dated as of July 1, 2000 between ASE Test Inc. and ASE (U.S.) Inc.

     This contract established ASE (U.S.) as our subsidiary, ASE Test Inc.'s non-exclusive sales service and sales support agent in Europe and North America for its products and services. For such services, our subsidiary pays ASE (U.S.) 15% of their monthly incurred services associated costs and expenses plus 10%. ASE (U.S.) agreed to reimburse our subsidiary for expenses for any employee traveling to the U.S.or Europe if such travel was necessary to ASE (U.S.)'s services. This agreement will expire on June 30, 2001.

     Service Agreement dated as of July 1, 2000 between ASE (Korea) Inc. and ASE (U.S.) Inc.

     This contract established ASE (U.S.) as our subsidiary, ASE Korea's non-exclusive sales service and sales support agent in Europe and North America for its products and services. For such services, our subsidiary pays ASE (U.S.) 5% of their monthly incurred services associated costs and expenses plus 10%. ASE (U.S.) agreed to reimburse our subsidiary for expenses for any employee traveling to the U.S.or Europe if such travel was necessary to ASE (U.S.)'s services. This agreement will expire on June 30, 2001.

     Service Agreement dated as of July 1, 2000 between ASE (Chung-Li) Inc. and ASE (U.S.) Inc.

     This contract established ASE (U.S.) as our subsidiary, ASE Chung Li's non-exclusive sales service and sales support agent in Europe and North America for its products and services. For such services, our subsidiary pays ASE (U.S.) 10% of their monthly incurred services associated costs and expenses plus 10%. ASE (U.S.) agreed to reimburse our subsidiary for expenses for any employee traveling to the U.S.or Europe if such travel was necessary to ASE (U.S.)'s services. This agreement will expire on June 30, 2001.

     Service Agreement dated as of July 1, 2000 between ASE Inc. and ASE (U.S.) Inc.

     This contract established ASE (U.S.) as our non-exclusive sales service and sales support agent in Europe and North America for our products and services. For such services, we pay ASE (U.S.) 50% of their monthly incurred services associated costs and expenses plus 10%. ASE (U.S.) agreed to reimburse us for expenses for any employee traveling to the U.S.or Europe if such travel was necessary to ASE (U.S.)'s services. This agreement will expire on June 30, 2001.

     Commission Agreement dated as of July 1, 2000 between ASE Electronics (M) Sdn, Bhd. and Gardex International Limited

     This contract established Gardex as our subsidiary, ASE Test Malaysia's non-exclusive worldwide sales agent for all its products and services. For such services, our subsidiary pays Gardex monthly, in respect of net export sales outside Malaysia, 0.7% of the sales amount for monthly sales. ___ This agreement expires on June 30, 2001

     Commission Agreement dated as of July 1, 2000 between ASE Test Inc. and Gardex International Limited

     This contract established Gardex as our subsidiary, ASE Test Inc.'s non-exclusive worldwide sales agent for all its products and services. For such services, our subsidiary pays Gardex monthly, in respect of net export sales outside Taiwan, 0.7% of the sales amount for monthly sales. This agreement will expire on June 30, 2001.

     Commission Agreement dated as of July 1, 2000 between ASE (Korea) Inc. and Gardex International Limited

     This contract established Gardex as our subsidiary, ASE Korea's non-exclusive worldwide sales agent for all its products and services. For such services, our subsidiary pays Gardex monthly, in respect of net export sales outside Korea, 0.6% of the sales amount for monthly sales. This agreement will expire on June 30, 2001.

     Commission Agreement dated as of July 1, 2000 between ASE (Chung Li) Inc. and Gardex International Limited

     This contract established Gardex as our subsidiary, ASE Chung Li's non-exclusive worldwide sales agent for all its products and services. For such services, our subsidiary pays Gardex monthly, in respect of net export sales outside Taiwan, 0.6% of the sales amount for monthly sales. This agreement will expire on June 30, 2001.

     Commission Agreement dated as of July 1, 2000 between ASE Inc. and Gardex International Limited

     This contract established Gardex as our non-exclusive worldwide sales agent for all its products and services. For such services, we pay Gardex monthly, in respect of net export sales outside Taiwan, 1.0% of the sales amount for monthly sales. This agreement will expire on June 30, 2001.

EXCHANGE CONTROLS

ROC Exchange Controls

     The Foreign Exchange Control Statute and regulations provide that all foreign exchange transactions must be executed by banks designated to handle the business, by the Ministry of Finance or by the Central Bank of China. Current regulations favor trade-related foreign exchange transactions and Foreign Investment Approval investments. Consequently, foreign currency earned from exports of merchandise and services may now be retained and used freely by exporters, and all foreign currency needed for the importation of merchandise and services may be purchased freely from the designated foreign exchange banks.

     Trade aside, ROC companies and resident individuals may, without foreign exchange approval, remit outside the ROC foreign currency of up to US$50,000,000 (or its equivalent) and US$5,000,000 (or its equivalent) respectively in each calendar year. In addition, ROC companies and resident individuals may, without foreign exchange approval, remit into the ROC foreign currency of up to US$50,000,000 (or its equivalent) and US$5,000,000 (or its equivalent) respectively in each calendar year. The above limits apply to remittances involving a conversion of NT Dollars to a foreign currency and vice versa. A requirement is also imposed on all enterprises to register medium-and long-term foreign debt with the Central Bank of China.

     In addition, foreign persons may, subject to specified requirements, but without foreign exchange approval of the Central Bank of China, remit outside and into the ROC foreign currencies of up to US$100,000 (or its equivalent) for each remittance. The above limit applies to remittances involving a conversion of NT Dollars to a foreign currency and vice versa. The above limit does not, however, apply to the conversion of NT Dollars into other currencies, including U.S. Dollars, from the proceeds of sale of any underlying shares withdrawn from a depositary receipt facility.

TAXATION

ROC Taxation

     The following discussion is the opinion of Lee and Li. The discussion describes the principal ROC tax consequences of the ownership and disposition of ADSs representing common shares to a non-resident individual or entity. It applies to you only if you are:

     o an individual who is not a ROC citizen, who owns ADSs and who is not physically present in the ROC for 183 days or more during any calendar year; or

     o a corporation or a non-corporate body that is organized under the laws of a jurisdiction other than the ROC for profit-making purposes and has no fixed place of business or other permanent establishment in the ROC.

     You should also consult your tax advisors concerning the ROC tax consequences of owning ADSs.

     Dividends

     Dividends declared by us out of our retained earnings and distributed to you are subject to ROC withholding tax, currently at the rate of 20%, on the amount of the distribution in the case of cash dividends or on the par value of the common shares in the case of stock dividends. However, a 10% ROC retained earnings tax paid by us on our undistributed after-tax earnings, if any, would provide a credit up to 10% of the gross amount of any dividends declared out of such earnings that would reduce the 20% ROC tax imposed on these distributions.

     Dividends paid by us out of our capital reserves previously were not subject to ROC withholding tax. However, due to the fact that a tax ruling confirming the foregoing has been removed from the government tax publication, it is now unclear whether dividends paid out of capital reserve are free from ROC withholding tax. The ROC tax authority is currently studying the issue.

     Capital Gains

     Under ROC law, capital gains on share securities transactions are exempt from income tax.

     Subscription Rights

     Distributions of statutory subscription rights for common shares in compliance with ROC law are not subject to any ROC tax. Proceeds derived from sales of statutory subscription rights evidenced by securities are exempted from income tax but are subject to securities transaction tax at the rate of 0.3% of the gross amount received. Proceeds derived from sales of statutory subscription rights which are not evidenced by securities are subject to capital gains tax at the rate of:

     o    35% of the gains realized if you are a natural person; or

     o 25% of the gains realized if you are an entity that is not a natural person.

     Subject to compliance with ROC law, we, at our sole discretion, can determine whether statutory subscription rights shall be evidenced by issuance of securities.

     Securities Transaction Tax

     A securities transaction tax, at the rate of 0.3% of the gross amount received, will be withheld upon a sale of common shares in the ROC. Transfers of ADSs are not subject to ROC securities transaction tax. Withdrawal of common shares from the deposit facility is not subject to ROC securities transaction tax.

     Estate and Gift Tax

     ROC estate tax is payable on any property within the ROC of a deceased who is an individual, and ROC gift tax is payable on any property within the ROC donated by any such person. Estate tax is currently payable at rates ranging from 2% of the first NT$600,000 to 50% of amounts over NT$100,000,000. Gift tax is payable at rates ranging from 4% of the first NT$600,000 to 50% of amounts over NT$45,000,000. Under ROC estate and gift tax laws, common shares issued by ROC companies are deemed located in the ROC regardless of the location of the holder. It is unclear whether a holder of ADSs will be considered to hold common shares for this purpose since there is no authority directly indicating whether an ADR holder will be treated as owning the shares represented by the ADR. However, despite this lack of direct authority, we are of the view that a holder of ADSs will not be subject to the ROC estate and gift tax because (1) the ADSs are not considered property within the ROC and (2) the transfer of ADSs is not deemed to be a transfer of the underlying common shares.

     Tax Treaty

     The ROC does not have an income tax treaty with the United States. On the other hand, the ROC has income tax treaties with Indonesia, Singapore, South Africa, Australia, Vietnam, New Zealand, Malaysia, Macedonia, Swaziland and Gambia, which may limit the rate of ROC withholding tax on dividends paid with respect to common shares of ROC companies. It is unclear whether if you hold ADSs, you will be considered to hold common shares for the purposes of these treaties. Accordingly, if you may otherwise be entitled to the benefits of the relevant income tax treaty, you should consult your tax advisors concerning your eligibility for the benefits with respect to the ADSs.

     United States Federal Income Taxation

     The following discussion describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of ADSs to those U.S. holders described below. For these purposes, you are a U.S. holder if you are a beneficial owner of ADSs that, for U.S. federal income tax purposes, is:

     o    a citizen or resident of the United States;

     o a corporation or other entity taxable as a corporation organized under the laws of the United States or of any political subdivision of the United States; or

     o an estate or trust the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source.

     This discussion only applies to ADSs that you hold as capital assets.

     This discussion assumes that ASE Inc. will not be considered a passive foreign investment company. Please see our discussion of the passive foreign investment company rules below.

     Please note that this discussion does not address all of the tax consequences that may be relevant in light of your particular circumstances. In particular, it does not address all of the tax consequences that may be relevant to investors subject to special rules, including:

     o    persons subject to the alternative minimum tax;

     o    insurance companies;

     o    tax-exempt entities;

     o    dealers or traders in securities;

     o    financial institutions;

     o persons who hold or will hold common shares as part of an integrated investment, including a straddle, hedging or conversion transaction, comprised of common shares and one or more other positions for tax purposes;

     o    persons whose functional currency is not the U.S. Dollar; or

     o    persons who control 10% or more of our voting stock.

     This discussion is based on the Internal Revenue Code of 1986, Treasury Regulations, administrative announcements and judicial decisions currently in effect. These laws and regulations may change, possibly with retroactive effect. This discussion is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

     For U.S. federal income tax purposes, a U.S. holder of ADSs should be treated as the holder of the common shares represented by the ADSs. However, the U.S. Treasury has expressed concerns that parties to whom depositary shares are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of ADSs. Accordingly, the analysis of the creditability of ROC taxes described below could be affected by future actions that may be taken by the U.S. Treasury.

     Please consult your tax advisors with regard to the application of the U.S. federal income tax laws to ADSs as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdictions.

     Dividends

     Any dividends you receive on ADSs, including the amount of any ROC taxes withheld thereon, reduced by any credit against the withholding tax on account of the 10% retained earnings tax imposed on us, other than pro rata distributions of common shares to all shareholders including holders of ADSs, will constitute foreign source dividend income to the extent paid out of earnings and profits as calculated for U.S. federal income tax purposes. The amount you will be required to include in income for any dividend paid in NT Dollars will be equal to the U.S. Dollar value of the NT Dollars, calculated by reference to the exchange rate in effect on the date the depositary receives the dividend. If you realize gain or loss on a sale or other disposition of NT Dollars, it will be U.S. source ordinary income or loss. You will not be entitled to a dividends-received deduction for dividends you receive.

     Subject to applicable limitations and restrictions, the ROC taxes withheld from dividend distributions, reduced by any credit against the withholding tax on account of the 10% retained earnings tax, will be eligible for credit against your U.S. federal income tax liabilities. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income including, amongst others, "passive income", "financial services income" and "general limitation income". For this purpose, dividends paid with respect to the common shares will constitute "passive income" or, in the case of U.S. financial services providers may be, "financial services income".

     Pro rata distributions of common shares by a company to its shareholders, including holders of ADSs, will not be subject to U.S. federal income tax. Accordingly, these distributions will not give rise to U.S. federal income against which the ROC tax imposed on these distributions may be credited. Any ROC tax of this nature will only be creditable against a U.S. holder's U.S. federal income tax liability with respect to income in the "general limitation income" class and not "passive income" or "financial services income", subject to applicable limitations and restrictions.

     Capital Gains

     You will recognize capital gain or loss for U.S. federal income tax purposes on the sale or exchange of ADSs in the same manner as you would on the sale or exchange of any other common shares held as capital assets. The gain or loss will be U.S. source income or loss. You should consult your own tax advisor about the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate taxpayers, and capital losses, the deductibility of which may be limited.

     Deposits and withdrawals of common shares by a U.S. holder in exchange for ADSs will not result in realization of gain or loss for U.S. federal income tax purposes.

     Passive Foreign Investment Company Rules

     Based on management estimates and the available financial data, we do not believe that we were a passive foreign investment company for 2000 nor do we expect to be a passive foreign investment company. In general, a foreign corporation is a passive foreign investment company for any taxable year in which (1) 75% or more of its gross income consists of passive income (such as dividends, interest, rents and royalties) or (2) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. The determination of whether we may be considered a passive foreign investment company will be based on the composition of our income and assets, as well as those of our subsidiaries and certain affiliates, from time to time. Since the composition of our income and assets will vary over time, there can be no assurance that we will not be considered a passive foreign investment company for any fiscal year. If we are a passive foreign investment company at any time that you own ADSs:

     o Any gain realized on a disposition of ADSs and certain "excess distributions" will be allocated over your holding period in the ADSs. Amounts allocated to the year of the sale and any year prior to our becoming a passive foreign investment company will be treated as ordinary income. Amounts allocated to other years will be assessed at the highest rates applicable for corporate or individual taxpayers, as appropriate, for the relevant year and will be subject to an interest charge; and

     o You will be subject to additional U.S. tax filing requirements for each year that you hold ADSs.

     Estate and Gift Tax

     As discussed in "-- ROC Taxation", you might be required to pay ROC estate and gift tax. You should consult your tax advisor regarding the effect of these taxes.

DOCUMENTS ON DISPLAY

     The documents concerning us which are referred to herein may be inspected at the Securities and Exchange Commission. You may read and copy any document filed or furnished by us at the SEC's public reference rooms in Washington, D.C., New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the reference rooms.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk.

     Our exposure to financial market risks relates primarily to changes in interest rates and foreign exchange rates. To mitigate theses risks, we utilize derivative financial instruments, the application of which is primarily for hedging, and not for speculative, purposes.

FOREIGN CURRENCY EXCHANGE RATE RISK

     Our foreign currency exposures give rise to market risk associated with exchange rate movements against the NT Dollar, our functional currency. Foreign currency denominated liabilities as of December 31, 2000 include U.S. Dollar debt and Japanese yen debt. As of December 31, 2000, approximately 69% of our cash and accounts receivable were denominated in U.S. Dollars, with a substantial portion of the remainder denominated in NT Dollars. As of December 31, 2000, approximately 86% of our accounts payable and payable for fixed assets were denominated in currencies other than the NT Dollar. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, we may utilize currency forward contracts from time to time to reduce the impact of foreign currency fluctuations on our results of operations. Our policy is to account for these contracts on a mark-to-market rate basis, and the premiums are amortized on a straight-line basis over the life of the contract. As of December 31, 2000, we had seven foreign currency forward exchange contracts outstanding, all to hedge Malaysian Ringgit against U.S. Dollars or Japanese Yen. These contracts were for a total of US$6,045,000 and JPY150,000,000. For more information concerning these forward exchange contracts, please see Note 23(b) to Notes to Consolidated Financial Statements. The following table provides information about our significant obligations that are sensitive to foreign currency exchange rate fluctuations. The principal amounts are presented by year of maturity and translated into U.S. Dollars based on the current exchange rate.

                                                                     As of  December 31, 2000
                                     -----------------------------------------------------------------------------------------
                                                                      Expected Maturity Date
                                     -----------------------------------------------------------------------------------------
                                     2001         2002         2003        2004         2005         Total         Fair Value
                                     ----         ----         ----        ----         ----         -----         ----------
                                                                          (in millions)
Short-term debt:
U.S. Dollars average interest
 rate: 7.4% to 9.1%...........    US$     28      --           --         --           --          US$28           US$      28
Japanese yen average
 interest rate: 0.975% to
 1.6%.........................    JPY$ 7,671      --           --         --           --          JPY$   7,671    JPY$  7,671
Swiss France average
 interest rate: 4.505% to
 4.905%.......................    CHF$   3.5      --           --         --           --          CHF$     3.5    CHF$    3.5
Malaysia Ringgit average
 interest rate: 3.54% to
 4.2%.........................    MYR$  67.3      --           --         --           --          MYR$    67.3    MYR$   67.3
Long-term borrowing:
U.S. Dollars average interest
 rate: 7.75% to 10.50%........    US$   12.5    US$    256.3   US$ 9.6    US$ 180.9    US$ 10.0    US$    469.3    US$    469.3




(table continued)

                                                                     As of  December 31, 2000
                                     -----------------------------------------------------------------------------------------
                                                                      Expected Maturity Date
                                     -----------------------------------------------------------------------------------------
                                     2001         2002         2003        2004         2005         Total         Fair Value
                                     ----         ----         ----        ----         ----         -----         ----------
                                                                          (in millions)
Japanese yen average
 interest rate: 1.1% to 5%....    JPY$ 866.7    JPY$ 4,202.9   --         --           --          JPY$ 5,069.6    JPY$ 5,069.6


INTEREST RATE RISK

     Our exposure to interest rate risks relates primarily to our long-term floating rate debt, which is normally incurred to support our corporate activities, primarily capital expenditures. We currently do not enter into derivative transactions with regard to interest rates, but would consider engaging in currency interest rate swaps to lock in favorable currency and interest rate levels from time to time, if available, on terms considered attractive by us. No derivative contract was outstanding as of December 31, 2000.

Item 12. Description of Securities Other Than Equity Securities.

     Not applicable.


                                    PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

     Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

     In July 1995, we established with Citibank, N.A., as GDS depositary, two depositary receipts facilities, one for the purpose of facilitating the issuance of GDSs sold under Rule 144A and the other for the purpose of facilitating the issuance of GDSs sold pursuant to Regulation S. Each GDS represented five of our common shares. In December 1999, some of our affiliates offered and sold additional GDSs. The GDSs sold under Rule 144A were designated as eligible for trading in the PORTAL System of the National Association of Securities Dealers, Inc. in the United States. The GDSs sold pursuant to Regulation S were listed on the Stock Exchange of Singapore and the Luxembourg Stock Exchange and quoted on SEAQ International.

     Concurrently with our offering of ADSs on September 25, 2000, we arranged with our GDS depositary and our ADS depositary for the automatic conversion of each of our outstanding GDSs sold pursuant to Regulation S into one ADS. The ADSs issued upon conversion of our GDSs sold pursuant to Regulation S were identified by a new CUSIP number. We have listed these ADSs for trading on the NYSE under the symbol "ASX". We delisted these GDSs from the Stock Exchange of Singapore and the Luxembourg Stock Exchange and suspended quotation on SEAQ International.

     Concurrently with our offering of ADSs of September 25, 2000, we offered to exchange one ADS for each of our outstanding GDSs sold under Rule 144A. The ADSs issued upon exchange of the GDSs sold under Rule 144A are identified by the same CUSIP number as that which identifies the ADSs issued upon conversion of the GDSs sold pursuant to Regulation S as described above, and all of those ADSs are fully fungible for trading on the NYSE. Upon the completion of the exchange offer, we instructed the GDS depositary to terminate the global depositary receipt facility.

                                    PART III

Item 17.  Financial Statements.

     The Company has elected to provide financial statements for fiscal year 2000 and the related information pursuant to Item 18.

Item 18.  Financial Statements.

     The consolidated financial statements of the Company and the report thereon by its independent auditors listed below are attached hereto as follows:

     (a) Report of Independent Auditors of the Company dated March 27, 2001 (page F-1).

     (b) Consolidated Balance Sheets of the Company and subsidiaries as of December 31, 1999 and 2000 (page F-3).

     (c) Consolidated Statements of Income of the Company and subsidiaries for the years ended December 31, 1998, 1999 and 2000 (page F-4).

     (d) Consolidated Statements of Changes in Stockholders' Equity of the Company and subsidiaries for the years ended December 31, 1998, 1999 and 2000 (page F-6).

     (e) Consolidated Statements of Cash Flows of the Company and subsidiaries for the years ended December 31, 1998, 1999 and 2000 (page F-9).

     (f) Notes to Consolidated Financial Statements of the Company and subsidiaries (page F-11).

      Advanced Semiconductor Engineering, Inc.
      and Subsidiaries



      Consolidated Financial Statements as of December 31, 1998, 1999 and 2000

      Together with Independent Auditors' Report

                          Independent Auditors' Report




The Board of Directors and Shareholders
Advanced Semiconductor Engineering, Inc.


We have audited the accompanying consolidated balance sheets of Advanced Semiconductor Engineering, Inc., a corporation incorporated under the laws of the Republic of China, and its consolidated subsidiaries (the "Corporation") as of December 31, 1999 and 2000 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 1998, 1999 and 2000, all expressed in New Taiwan dollars. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the Republic of China and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Corporation as of December 31, 1999 and 2000, and the results of their operations and their cash flows for the years ended December 31, 1998, 1999 and 2000, in conformity with generally accepted accounting principles in the Republic of China.

Certain accounting practices of the Corporation used in preparing the accompanying financial statements conform with generally accepted accounting principles in the Republic of China, but do not conform with generally accepted accounting principles in the United States of America ("US GAAP"). A description of the differences and the adjustments required to conform the financial statements to US GAAP are set forth in Note 27.




March 27, 2001

T N Soong & Co
A Member Firm of Andersen Worldwide, SC
Taipei, Taiwan
Republic of China

                             ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

                                          CONSOLIDATED BALANCE SHEETS
                                                 (In Thousands)

                                                                     December 31
                                                     -----------------------------------------------
                                                         1999                      2000
                                                     --------------    -----------------------------
A S S E T S                                               NT$               NT$              US$
-----------                                          --------------    --------------   ------------

CURRENT ASSETS
Cash and cash equivalents (Note 2)                       11,809,112        14,166,495        427,088
Short-term investments (Notes 2 and 3)                      216,280         1,682,679         50,729
Notes receivable                                            201,042           219,641          6,622
Accounts receivable - net (Notes 4)                       7,262,415         9,040,934        272,563
Inventories (Notes 2 and 5)                               2,449,691         3,246,327         97,869
Deferred income tax assets - net (Notes 2 and 17)           492,533         1,160,727         34,993
Prepayments and other (Note 21)                             919,219         1,270,859         38,314
                                                     --------------    --------------   ------------
Total Current Assets                                     23,350,292        30,787,662        928,178
                                                     --------------    --------------   ------------

LONG-TERM INVESTMENTS
Shares of stock (Notes 2, 6, 10 and 21)                   9,184,681        10,485,459        316,113
Bonds (Notes 2 and 7)                                       489,751           226,740          6,835
                                                     --------------    --------------   ------------
Total Long-Term Investments                               9,674,432        10,712,199        322,948
                                                     --------------    --------------   ------------

PROPERTIES (Notes 2, 8,13 and 21)
Cost
     Land and land improvements                           4,167,529         3,798,835        114,526
     Buildings and improvements                           7,304,856         9,390,206        283,093
     Machinery and equipment                             36,187,779        59,631,388      1,797,751
     Transportation equipment                               115,136           101,409          3,057

     Furniture and fixtures                                 653,710         1,458,138         43,960
     Leased assets and leasehold improvements               363,701           486,275         14,660

     Long leasehold land                                     56,275             1,389             42
                                                     --------------    --------------   ------------
     Total cost                                          48,848,986        74,867,640      2,257,089

Accumulated depreciation                                (14,961,384)      (22,690,292)      (684,061)
                                                     --------------    --------------   ------------
                                                         33,887,602        52,177,348      1,573,028
Construction in progress                                    894,935         3,438,426        103,661

Machinery in transit and prepayments                      3,324,929         4,950,426        149,244
                                                     --------------    --------------   ------------
Net Properties                                           38,107,466        60,566,200      1,825,933
                                                     --------------    --------------   ------------

OTHER ASSETS (Notes 2, 9 and 21)                            952,757         1,275,557         38,455
                                                     --------------    --------------   ------------

CONSOLIDATED DEBITS (Notes 2 and 10)                      5,245,828         4,999,546        150,725
                                                     --------------    --------------   ------------

TOTAL ASSETS                                             77,330,775       108,341,164      3,266,239
                                                     ==============    ==============   ============
(Forward)

                     The accompanying notes are an integral part of the financial statements.

                                                                                         December 31
                                                                       ------------------------------------------------
                                                                           1999                      2000
                                                                       --------------   -------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY                                         NT$               NT$             US$
------------------------------------                                   --------------    --------------  --------------

CURRENT LIABILITIES
Short-term borrowings (Notes 11 and 21)                                     3,787,647         5,402,597         162,876
Commercial papers and bank acceptances payable (Note 12)                    1,703,593         4,281,805         129,087
Accounts payable                                                            3,152,353         3,859,909         116,368
Payable for fixed assets (Note 8)                                           2,779,513         4,179,324         125,997
Income tax payable                                                            458,425         1,100,964          33,192
Current portion of long-term debts (Notes 14 and 21)                        2,886,351         3,309,935          99,787
Current portion of long-term payable for investments (Note 26)              1,490,599           773,616          23,323

Accrued expenses (Note 19)                                                    921,907         1,613,207          48,635

Other                                                                         455,815         1,352,002          40,759
                                                                       --------------    --------------  --------------
Total Current Liabilities                                                  17,636,203        25,873,359         780,024

LONG-TERM BONDS PAYABLE (Note 13)                                          10,827,663        12,229,179         368,682

LONG-TERM DEBTS (Notes 14 and 21)                                           9,739,639        10,329,851         311,421

LONG-TERM PAYABLE FOR INVESTMENTS (Note 26)                                 3,984,181         3,417,912         103,042

ACCRUED PENSION COST (Notes 2 and 18)                                         189,189           248,425           7,489

DEFERRED INCOME TAX LIABILITIES - NET (Notes 2 and  17)                         6,590           511,462          15,419
                                                                       --------------    --------------  --------------

Total Liabilities                                                          42,383,465        52,610,188       1,586,077
                                                                       --------------    --------------  --------------

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES                              4,890,274        12,061,762         363,635
                                                                       --------------    --------------  --------------

SHAREHOLDERS' EQUITY (Note 15)
Capital stock - NT$10 par value                                            19,800,000        27,520,000         829,665
                                                                       --------------    --------------  --------------
     Authorized - 2,400,000 thousand shares in 1999 and
       3,200,000 thousand shares in 2000

     Issued - 1,980,000 thousand shares in 1999 and 2,752,000
       thousand shares in 2000

Capital surplus
     Capital in excess of par value                                             1,921         3,171,933          95,627
     Net gain on disposal of properties                                        11,879            23,109             697
     Adjustment of equity in subsidiary due to change in
       percentage of ownership                                                669,874         4,075,783         122,875
                                                                       --------------    --------------  --------------
     Total capital surplus                                                    683,674         7,270,825         219,199
                                                                       --------------    --------------    ------------
Retained earnings                                                           9,243,346         8,200,947         247,240
                                                                       --------------    --------------  --------------
     Unrealized loss on long-term investment in shares of stock                     -          (546,829)        (16,486)
                                                                       --------------    --------------  --------------
     Cumulative translation adjustments                                       330,016         1,224,271          36,909
                                                                       --------------    --------------    ------------
     Total Shareholders' Equity                                            30,057,036        43,669,214       1,316,527
                                                                       --------------    --------------    ------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                 77,330,775       108,341,164       3,266,239
                                                                       ==============    ==============    ============

                     The accompanying notes are an integral part of the financial statements.

           ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
          (In Thousands, Except Earnings Per Share and Equivalent ADS)

                                                                            Years Ended December 31
                                                              -----------------------------------------------------
                                                                 1998          1999                  2000
                                                              -----------   -----------    ------------------------
                                                                   NT$           NT$            NT$           US$
                                                              -----------   -----------    -----------   ----------
NET REVENUES (Note 25)
Packaging                                                      16,867,404    24,522,968     38,028,799    1,146,482
Testing                                                         3,131,278     7,793,198     12,768,361      384,937
Other                                                             763,741       293,395         96,217        2,901
                                                              -----------   -----------    -----------   ----------
Subtotal                                                       20,762,423    32,609,561     50,893,377    1,534,320
                                                              -----------   -----------    -----------   ----------

COST OF REVENUES
Packaging                                                      13,173,587    18,769,995     28,011,934      844,496
Testing                                                         1,646,706     4,687,939      7,473,964      225,323
Other                                                             647,840       501,632         81,380        2,454
                                                              -----------   -----------    -----------   ----------
Subtotal                                                       15,468,133    23,959,566     35,567,278    1,072,273
                                                              -----------   -----------    -----------   ----------

GROSS PROFIT                                                    5,294,290     8,649,995     15,326,099      462,047
                                                              -----------   -----------    -----------   ----------

OPERATING EXPENSES
Selling                                                           744,742       924,347      1,020,451       30,764
General and administrative (Note 10)                            1,255,081     2,162,765      3,166,006       95,448
Research and development                                          453,611       714,324      1,262,516       38,062
                                                              -----------   -----------    -----------   ----------
Total Operating Expenses                                        2,453,434     3,801,436      5,448,973      164,274
                                                              -----------   -----------    -----------   ----------

INCOME FROM OPERATIONS                                          2,840,856     4,848,559      9,877,126      297,773
                                                              -----------   -----------    -----------   ----------

NON-OPERATING INCOME
Interest (Notes 2 and 23)                                         605,397       423,158        554,180       16,707
Gain on sales of investments (Notes 2 and 16)                     606,944     5,544,155         91,666        2,763
Investment income under equity method (Notes 2 and 6)              29,149        81,466         69,915        2,108
Foreign exchange gain-net (Notes 2 and 23)                              -             -        302,745        9,127
Other                                                             146,516       314,549        198,518        5,985
                                                              -----------   -----------    -----------   ----------
Total Non-Operating Income                                      1,388,006     6,363,328      1,217,024       36,690
                                                              -----------   -----------    -----------   ----------

NON-OPERATING EXPENSES
Interest (Notes 2 and 8)                                          985,796     1,469,795      2,092,238       63,076
Investment loss under equity method (Notes 2 and 6)               129,698        30,871        237,152        7,150
Foreign exchange loss - net (Notes 2 and 23)                      935,474       538,368              -            -
Other                                                             196,613       110,412        361,200       10,889
                                                              -----------   -----------    -----------   ----------
Total Non-Operating Expenses                                    2,247,581     2,149,446      2,690,590       81,115
                                                              -----------   -----------    -----------   ----------

INCOME BEFORE INCOME TAX AND MINORITY
INTEREST AND ACQUISITION                                        1,981,281     9,062,441      8,403,560      253,348

INCOME TAX BENEFIT (EXPENSE) (Notes 2 and 17)                     150,777  (    459,543)  (  1,065,768) (    32,130)
                                                              -----------   -----------    -----------   ----------

INCOME BEFORE MINORITY INTEREST AND
ACQUISITION                                                     2,132,058     8,602,898      7,337,792      221,218

(Forward)



INCOME BEFORE ACQUISITION (Note 2)                                      -       (65,167)             -            -

MINORITY INTEREST IN NET INCOME OF
SUBSIDIARIES                                                     (528,097)     (743,065)    (1,500,643)     (45,241)
                                                              -----------   -----------    -----------   ----------

NET INCOME                                                      1,603,961     7,794,666      5,837,149      175,977
                                                              ===========   ===========    ===========   ==========

EARNINGS PER SHARE (Notes 2 and 20)
Based on weighted average number of outstanding
  shares of 2,677,602,508 in 2000 and 1,980,000,000 in 1999
  and 1,780,000,000 in 1998
      Primary                                                        0.85          3.90           2.13         0.06
                                                                     ====          ====           ====         ====
      Fully diluted                                                  0.85          3.90           2.13         0.06
                                                                     ====          ====           ====         ====
Based on weighted average number of outstanding shares
  after giving retroactive adjustment to 1999 and 2000
  stock dividends
      Primary                                                        0.57          2.91
                                                                     ====          ====
      Fully diluted                                                  0.57          2.90
                                                                     ====          ====

EARNINGS PER EQUIVALENT ADS (Note 2 and 20)
Based on weighted average number of outstanding
  shares of 2,677,602,508 in 2000 and 1,980,000,000 in 1999
  and 1,780,000,000 in 1998
      Primary                                                        4.27         19.51          10.65         0.32
                                                                     ====         =====          =====         ====
      Fully diluted                                                  4.27         19.49          10.65         0.32
                                                                     ====         =====          =====         ====
Based on weighted average number of outstanding
  shares after giving retroactive adjustment to
  1999 and 2000 stock dividends
      Primary                                                        2.87         14.53
                                                                     ====         =====
      Fully diluted                                                  2.87         14.51

    The accompanying notes are an integral part of the financial statements.

                             ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

                            CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                        (In Thousands, Except Share Data)


                                                                                   CAPITAL STOCK (NT$10 Par Value)
                                                                         -----------------------------------------------
                                                                                              Issued and Outstanding
                                                                           Authorized     -------------------------------
                                                                            Shares             Shares           Amount
                                                                         ---------------  ---------------   -------------
BALANCE, JANUARY 1, 1998                                                   1,400,000,000    1,017,000,000   NT$ 10,170,000

Increase in authorized capital, March 21, 1999                               800,000,000                -                -
Appropriations of 1997 earnings (Note 15)
      Legal reserve                                                                    -                -                -
      Compensation to directors and supervisors                                        -                -                -
      Stock dividends - 60%                                                            -      610,200,000        6,102,000
      Bonus to employees - stock                                                       -       30,760,000          307,600
      Bonus to employees - cash                                                        -                -                -
Stock dividends from capital surplus - 2.9%                                            -      122,040,000        1,220,400
Transfer of subsidiary's gain on disposal of properties                                -                -                -
Adjustment of equity in subsidiary due to change in
  percentage of ownership                                                              -                -                -
Net income in 1998                                                                     -                -                -
Transfer of net gain on disposal of properties                                         -                -                -
Unrealized loss on long-term investment in shares of stock                             -                -                -
Cumulative translation adjustments (Note 2)                                            -                -                -
                                                                         ---------------  ---------------   --------------

BALANCE, DECEMBER 31, 1998                                                 2,200,000,000    1,780,000,000       17,800,000

Increase in authorized capital, June 9, 1999                                 200,000,000                -                -
Appropriations of 1998 earnings (Note 15)
      Legal reserve                                                                    -                -                -
      Compensation to directors and supervisors                                        -                -                -
      Stock dividends - 7.8%                                                           -      138,840,000        1,388,400
      Bonus to employees - stock                                                       -        9,540,000           95,400
      Bonus to employees - cash                                                        -                -                -
Stock dividends from capital surplus - 2.9%                                            -       51,620,000          516,200
Transfer of subsidiary's net gain on disposal of properties                            -                -                -
Transfer of net gain on disposal of properties                                         -                -                -
Adjustment of equity in subsidiary due to change in
  percentage of ownership                                                              -                -                -
Net income in 1999                                                                     -                -                -
Reversal of unrealized loss on long-term investment in shares of stock                 -                -                -
Cumulative translation adjustments (Note 2)                                            -                -                -
                                                                         ---------------  ---------------   --------------

BALANCE, DECEMBER 31, 1999                                                 2,400,000,000    1,980,000,000       19,800,000

(Forward)



Convertible bonds converted into common shares                                         -          355,086   NT$      3,551
Increase in authorized capital, July 11, 2000                                800,000,000                -                -
Appropriations of 1999 earnings (Note 15)
      Legal reserve                                                                    -                -                -
      Compensation to directors and supervisors                                        -                -                -
      Bonus to employees -cash                                                         -                -                -
      Bonus to employees -stock                                                        -       47,833,062          478,331
      Stock dividends - 31.5%                                                          -      623,811,852        6,238,118
Capital increase in cash through the issuance of American
  Depositary Receipts - September 29                                                   -      100,000,000        1,000,000
Transfer of subsidiary's net gain on disposal of properties                            -                -                -
Adjustment of equity in subsidiary due to change in
  percentage of ownership                                                              -                -                -
Unrealized loss on long-term investment
  in shares of stock                                                                   -                -                -
Net income in 2000                                                                     -                -                -
Transfer of net gain on disposal of properties                                         -                -                -
Cumulative translation adjustment (Note 2)                                             -                -                -
                                                                         ---------------  ---------------   --------------

BALANCE, DECEMBER 31, 2000                                                 3,200,000,000    2,752,000,000   NT$ 27,520,000
                                                                         ===============  ===============   ==============
(Forward)
                         The accompanying notes are an integral part of the financial statements.



                                                                                              RETAINED EARNINGS
                                                                  CAPITAL        ------------------------------------------------
                                                                  SURPLUS           Legal        Unappropriated
                                                                  (Note 2)         Reserve          Earnings            Total
                                                               --------------    ------------  ------------------   -------------
BALANCE, JANUARY 1, 1998                                       NT$  2,352,354    NT$   649,411     NT$7,455,769     NT$ 8,105,180

Increase in authorized capital, March 21, 1999                              -                -                -                 -
Appropriations of 1997 earnings (Note 15)
      Legal reserve                                                         -          740,118         (740,118)                -
      Compensation to directors and supervisors                             -                -         (120,000)         (120,000)
      Stock dividends - 60%                                                 -                -       (6,102,000)       (6,102,000)
      Bonus to employees - stock                                            -                -         (307,600)         (307,600)
      Bonus to employees - cash                                             -                -          (92,400)          (92,400)
Stock dividends from capital surplus - 2.9%                        (1,220,400)               -                -                 -
Transfer of subsidiary's gain on disposal of properties                   204                -             (204)             (204)
Adjustment of equity in subsidiary due to change in
  percentage of ownership                                              55,605                -                -                 -
Net income in 1998                                                          -                -        1,603,961         1,603,961
Transfer of net gain on disposal of properties                          1,410                -           (1,410)           (1,410)
Unrealized loss on long-term investment in shares of stock                  -                -                -                 -
Cumulative translation adjustments (Note 2)                                 -                -                -                 -
                                                               --------------    -------------     ------------     -------------

BALANCE, DECEMBER 31, 1998                                          1,189,173        1,389,529        1,695,998         3,085,527

Increase in authorized capital, June 9, 1999                                -                -                -                 -
Appropriations of 1998 earnings (Note 15)
      Legal reserve                                                         -          160,255         (160,255)                -
      Compensation to directors and supervisors                             -                -          (28,800)          (28,800)
      Stock dividends - 7.8%                                                -                -       (1,388,400)       (1,388,400)
      Bonus to employees - stock                                            -                -          (95,400)          (95,400)
      Bonus to employees - cash                                             -                -           (5,500)           (5,500)
Stock dividends from capital surplus - 2.9%                          (516,200)               -                -                 -
Transfer of subsidiary's net gain on disposal of properties             4,931                -           (4,931)           (4,931)
Transfer of net gain on disposal of properties                            736                -             (736)             (736)
Adjustment of equity in subsidiary due to change in
  percentage of ownership                                               5,034                -         (113,080)         (113,080)
Net income in 1999                                                          -                -        7,794,666         7,794,666
Reversal of unrealized loss on long-term investment in shares
  of stock                                                                  -                -                -                 -
Cumulative translation adjustments (Note 2)                                 -                -                -                 -
                                                               --------------    -------------     ------------     -------------

BALANCE, DECEMBER 31, 1999                                            683,674        1,549,784        7,693,562         9,243,346

(Forward)


Convertible bonds converted into common shares                 NT$     32,102    NT$         -     NT$        -     NT$         -
Increase in authorized capital, July 11, 2000                               -                -                -                 -
Appropriations of 1999 earnings (Note 15)
      Legal reserve                                                         -          779,393         (779,393)                -
      Compensation to directors and supervisors                             -                -         (139,200)         (139,200)
      Bonus to employees -cash                                              -                -          (12,669)          (12,669)
      Bonus to employees -stock                                             -                -         (478,331)         (478,331)
      Stock dividends - 31.5%                                               -                -       (6,238,118)       (6,238,118)
Capital increase in cash through the issuance of American
  Depositary Receipts - September 29                                3,137,910                -                -                 -
Transfer of subsidiary's net gain on disposal of properties             9,470                -           (9,470)           (9,470)
Adjustment of equity in subsidiary due to change in
  percentage of ownership                                           3,405,909                -                -                 -
Unrealized loss on long-term investment
  in shares of stock                                                        -                -                -                 -
Net income in 2000                                                          -                -        5,837,149         5,837,149
Transfer of net gain on disposal of properties                          1,760                -           (1,760)           (1,760)
Cumulative translation adjustment (Note 2)                                  -                -                -                 -
                                                               --------------    -------------     ------------     -------------

BALANCE, DECEMBER 31, 2000                                     NT$  7,270,825    NT$ 2,329,177     NT$5,871,770     NT$ 8,200,947
                                                               ==============    =============     ============     =============
(Forward)

                     The accompanying notes are an integral part of the financial statements.



                                                                   UNREALIZED
                                                                    LOSS ON
                                                                   LONG-TERM
                                                                   INVESTMENT        CUMULATIVE
                                                                    IN SHARES        TRANSLATION            TOTAL
                                                                     OF STOCK        ADJUSTMENTS        SHAREHOLDERS'
                                                                    (Note 2)           (Note 2)             EQUITY
                                                                ----------------- -----------------     ----------------
BALANCE, JANUARY 1, 1998                                            NT$       -      NT$   406,119      NT$   21,033,653

Increase in authorized capital, March 21, 1999                                -                  -                     -
Appropriations of 1997 earnings (Note 15)
      Legal reserve                                                           -                  -                     -
      Compensation to directors and supervisors                               -                  -              (120,000)
      Stock dividends - 60%                                                   -                  -                     -
      Bonus to employees - stock                                              -                  -                     -
      Bonus to employees - cash                                               -                  -               (92,400)
Stock dividends from capital surplus - 2.9%                                   -                  -                     -
Transfer of subsidiary's gain on disposal of properties                       -                  -                     -
Adjustment of equity in subsidiary due to change in
  percentage of ownership                                                     -                  -                55,605
Net income in 1998                                                            -                  -             1,603,961
Transfer of net gain on disposal of properties                                -                  -                     -
Unrealized loss on long-term investment in shares of stock             (703,865)                 -              (703,865)
Cumulative translation adjustments (Note 2)                                   -             97,854                97,854
                                                                ----------------- -----------------     ----------------

BALANCE, DECEMBER 31, 1998                                             (703,865)           503,973            21,874,808

Increase in authorized capital, June 9, 1999                                  -                  -                     -
Appropriations of 1998 earnings (Note 15)
      Legal reserve                                                           -                  -                     -
      Compensation to directors and supervisors                               -                  -               (28,800)
      Stock dividends - 7.8%                                                  -                  -                     -
      Bonus to employees - stock                                              -                  -                     -
      Bonus to employees - cash                                               -                  -                (5,500)
Stock dividends from capital surplus - 2.9%                                   -                  -                     -
Transfer of subsidiary's net gain on disposal of properties                   -                  -                     -
Transfer of net gain on disposal of properties                                -                  -                     -
Adjustment of equity in subsidiary due to change in
  percentage of ownership                                                     -                  -              (108,046)
Net income in 1999                                                            -                  -             7,794,666
Reversal of unrealized loss on long-term investment in shares
  of stock                                                              703,865                  -               703,865
Cumulative translation adjustments (Note 2)                                   -           (173,957)             (173,957)
                                                                ----------------- -----------------     ----------------

BALANCE, DECEMBER 31, 1999                                                    -            330,016            30,057,036

(Forward)


Convertible bonds converted into common shares                      NT$       -      NT$         -      NT$       35,653
Increase in authorized capital, July 11, 2000                                 -                  -                     -
Appropriations of 1999 earnings (Note 15)
      Legal reserve                                                           -                  -                     -
      Compensation to directors and supervisors                               -                  -              (139,200)
      Bonus to employees -cash                                                -                  -               (12,669)
      Bonus to employees -stock                                               -                  -                     -
      Stock dividends - 31.5%                                                 -                  -                     -
Capital increase in cash through the issuance of American
  Depositary Receipts - September 29                                          -                  -             4,137,910
Transfer of subsidiary's net gain on disposal of properties                   -                  -                     -
Adjustment of equity in subsidiary due to change in
  percentage of ownership                                                     -                  -             3,405,909
Unrealized loss on long-term investment
  in shares of stock                                                   (546,829)                 -              (546,829)
Net income in 2000                                                            -                  -             5,837,149
Transfer of net gain on disposal of properties                                -                  -                     -
Cumulative translation adjustment (Note 2)                                    -            894,255               894,255
                                                                    -------------    --------------     ----------------

BALANCE, DECEMBER 31, 2000                                          NT$(546,829)     NT$ 1,224,271      NT$   43,669,214
                                                                    =============    =============      ================


                     The accompanying notes are an integral part of the financial statements.

                                          ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

                                          CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                                      (In Thousands, Except Share Data)

BALANCE, JANUARY 1, 2000                                                 2,400,000,000    1,980,000,000   US$   596,925
Convertible bonds converted into common shares                                       -          355,086             107
Increase in authorized capital, July 11, 2000                              800,000,000                -               -
Appropriations of 1999 earnings (Note 15)
      Legal reserve                                                                  -                -               -
      Compensation to directors and supervisors                                      -                -               -
      Bonus to employees - cash                                                      -                -               -
      Bonus to employees - stock                                                     -       47,833,062          14,420
      Stock dividends - 31.5%                                                        -      623,811,852         188,065
Capital increase in cash through the issuance of American Depositary
  Receipts - September 29                                                            -      100,000,000          30,148
Transfer of subsidiary's net gain on disposal of properties                          -                -               -

Adjustment of equity in subsidiary due to change in percentage of
  ownership                                                                          -                -               -
Unrealized loss on long-term investment in shares of stock                           -                -               -
Net income in 2000                                                                   -                -               -
Transfer of net gain on disposal of properties                                       -                -               -
Cumulative translation adjustment (Note 2)                                           -                -               -
                                                                        --------------   --------------   -------------
BALANCE, DECEMBER 31, 2000                                               3,200,000,000    2,752,000,000   US$   829,665
                                                                        ==============   ==============   =============
(Forward)

                     The accompanying notes are an integral part of the financial statements.




                                          ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

                                          CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                                      (In Thousands, Except Share Data)


BALANCE, JANUARY 1, 2000                                              US$   20,611   US$   46,722     US$  231,943    US$   278,665
Convertible bonds converted into common shares                                 968              -                -                -
Increase in authorized capital, July 11, 2000                                    -              -                -                -
Appropriations of 1999 earnings (Note 15)
      Legal reserve                                                              -         23,497          (23,497)               -
      Compensation to directors and supervisors                                  -              -           (4,197)          (4,197)
      Bonus to employees - cash                                                  -              -             (382)            (382)
      Bonus to employees - stock                                                 -              -          (14,420)         (14,420)
      Stock dividends - 31.5%                                                    -              -         (188,065)        (188,065)
Capital increase in cash through the issuance of American Depositary
  Receipts - September 29                                                   94,601              -                -                -
Transfer of subsidiary's net gain on disposal of properties                    285              -             (285)            (285)

Adjustment of equity in subsidiary due to change in percentage of
  ownership                                                                102,681              -                -                -
Unrealized loss on long-term investment in shares of stock                       -              -                -                -
Net income in 2000                                                               -              -          175,977          175,977
Transfer of net gain on disposal of properties                                  53              -              (53)             (53)
Cumulative translation adjustment (Note 2)                                       -              -                -                -
                                                                      ------------   ------------     ------------    -------------
BALANCE, DECEMBER 31, 2000                                            US$  219,199   US$   70,219     US$  177,021    US$   247,240
                                                                      ============   ============     ============    =============
(Forward)

                     The accompanying notes are an integral part of the financial statements.



                                          ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

                                          CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                                      (In Thousands, Except Share Data)


BALANCE, JANUARY 1, 2000                                                    US$       -       US$   9,949        US$   906,150
Convertible bonds converted into common shares                                        -                 -                1,075
Increase in authorized capital, July 11, 2000                                         -                 -                    -
Appropriations of 1999 earnings (Note 15)
      Legal reserve                                                                   -                 -                    -
      Compensation to directors and supervisors                                       -                 -               (4,197)
      Bonus to employees - cash                                                       -                 -                 (382)
      Bonus to employees - stock                                                      -                 -                    -
      Stock dividends - 31.5%                                                         -                 -                    -
Capital increase in cash through the issuance of American Depositary
  Receipts - September 29                                                             -                 -              124,749
Transfer of subsidiary's net gain on disposal of properties                           -                 -                    -

Adjustment of equity in subsidiary due to change in percentage of
  ownership                                                                           -                 -              102,681
Unrealized loss on long-term investment in shares of stock                      (16,486)                -              (16,486)
Net income in 2000                                                                    -                 -              175,977
Transfer of net gain on disposal of properties                                        -                 -                    -
Cumulative translation adjustment (Note 2)                                            -            26,960               26,960
                                                                            -----------       -----------        -------------
BALANCE, DECEMBER 31, 2000                                                  US$ (16,486)      US$  36,909        US$ 1,316,527
                                                                            ===========       ===========        =============


                     The accompanying notes are an integral part of the financial statements.

                             ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

                                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                   (In Thousands)


                                                                                    Years Ended December 31
                                                                    ------------------------------------------------------
                                                                       1998           1999                 2000
                                                                    -----------    -----------    ------------------------
                                                                        NT$            NT$            NT$           US$
                                                                    -----------    -----------    -----------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                            1,603,961      7,794,666      5,837,149      175,977
Adjustments to reconcile net income to net cash provided by
  operating activities:
     Minority interest in net income of subsidiaries                    528,097        743,065      1,500,643       45,241
     Depreciation                                                     2,960,604      5,128,282      8,127,561      245,027
     Amortization                                                       276,585        426,085        466,238       14,056
     Exchange (gain) loss on long-term foreign:
         Bonds payable                                                  (91,392)      (191,895)       628,058       18,935
         Debts                                                          (63,913)        (3,927)             -            -
         Investment payable                                                   -              -        170,351        5,136
         Bonds investment                                                 8,285         11,066        (21,290)        (642)
     Accrued interest on convertible bonds                              437,768        615,805        837,846       25,259
     Provision for doubtful accounts and sales allowance                 44,789        109,263        155,458        4,687
     Gain on sale of investments                                       (606,944)    (5,544,155)       (91,666)      (2,763)
     Investment (income)loss under equity method                        100,549        (50,595)       167,237        5,042
     Gain on disposal of properties                                        (546)       (20,903)        19,298          582
     Provision (reversal of allowance) for loss on
       short-term investments                                           (10,779)       (10,721)         4,849          146
     Provision for loss on long-term bonds investments                        -              -        284,301        8,571
     Amortization of consolidated debit                                 345,726        507,816        559,807       16,877
     Deferred income taxes                                             (267,511)      (343,180)      (226,898)      (6,840)
     Changes in operating assets and liabilities, net of effects from purchases of Motorola SPS Businesses and ISE Labs,
       Inc.
         Notes receivable                                               333,717        189,530        (18,599)        (561)
         Accounts receivable                                             79,131     (2,722,498)    (1,933,977)     (58,305)
         Inventories                                                    314,207       (444,885)      (796,636)     (24,017)
         Prepayments and other                                          (86,985)      (284,376)      (327,757)      (9,881)
         Notes payable                                                 (136,030)      (214,858)             -            -
         Accounts payable                                               318,435        869,713        707,556       21,331
         Income tax payable                                            (136,221)       238,982        642,539       19,371
         Accrued expenses and other                                    (745,419)       598,025      1,574,097       47,455
         Accrued pension cost                                            66,941       (551,421)        59,236        1,786
Effect of exchange rate changes                                         (78,905)       168,350       (682,197)     (20,567)
                                                                    -----------    -----------    -----------   ----------
Net Cash Provided by Operating Activities                             5,194,150      7,017,234     17,643,204      531,903
                                                                    -----------    -----------    -----------   ----------

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of Motorola SPS Businesses                                        -     (4,259,541)             -            -
Acquisition of ISE Labs, Inc.                                                 -     (3,014,427)             -            -
Acquisition of fixed assets                                          (6,944,980)    (9,869,161)   (30,063,640)    (906,350)
(Increase) decrease in short-term investments                         3,530,471        569,099     (1,471,248)     (44,355)
Payments for long-term investments:
     Shares of stock                                                 (2,598,519)    (3,538,728)    (2,026,047)     (61,081)
     Bonds                                                             (190,039)             -              -            -
Increase in other assets                                               (462,699)      (202,668)      (787,246)     (23,734)
Proceeds from sales of:
     Properties                                                         493,898        361,149        697,126       21,017
     Shares of stock:
         ASE Inc.                                                        75,672      3,170,957              -            -
         ASE Test Ltd.                                                  214,865      4,718,324              -            -

(Forward)



         Bonds                                                                -        282,306              -            -
         Others                                                               -              -        100,666        3,035
Purchase of ASE Test Ltd. shares                                     (2,676,952)             -              -            -
                                                                    -----------    -----------    -----------   ----------
Net Cash Used in Investing Activities                                (8,558,283)   (11,782,690)   (33,550,389)  (1,011,468)
                                                                    -----------    -----------    -----------   ----------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from (repayments of):
     Capital increase through the issuance of American
       Depositary Shares                                                      -              -      4,151,300      125,152
     Issuance of foreign convertible bonds                                    -      3,460,050              -            -
     Long-term debts                                                    828,345      4,201,517      1,013,796       30,563
     Investment payable                                                       -              -     (1,453,603)     (43,823)
     Commercial papers and bank acceptances payable                     807,665       (517,031)     2,578,212       77,727
Proceeds from (repayments of) short-term borrowings                    (692,274)     1,218,200      1,614,950       48,687
Repayments for long-term foreign bonds interest                               -              -        (24,915)        (751)
Decrease in deferred intercompany profit                                (22,008)             -              -            -
Increase (decrease) in minority interest                               (119,994)       235,081      9,854,500      297,091
Compensation to directors and supervisors and bonus
  to employees                                                         (212,400)       (28,800)      (151,869)      (4,578)
                                                                    -----------    -----------    ----------- - ----------
Net Cash Provided by Financing Activities                               589,334      8,569,017     17,582,371      530,068
                                                                    -----------    -----------    -----------   ----------

EFFECT OF EXCHANGE RATE CHANGES                                          78,905       (168,350)       682,197       20,567
                                                                    -----------    -----------    -----------   ----------

NET INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS                                                          (2,695,894)     3,635,211      2,357,383       71,070

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                         10,869,795      8,173,901     11,809,112      356,018
                                                                    -----------    -----------    -----------   ----------

CASH AND CASH EQUIVALENTS, END OF YEAR                                8,173,901     11,809,112     14,166,495      427,088
                                                                    ===========    ===========    ===========   ==========

SUPPLEMENTAL INFORMATION
Interest paid (excluding capitalized interest)                          542,590        787,106      1,217,052       36,691
Income tax paid                                                         293,901        397,065        497,882       15,010
Cash paid for acquisition of fixed assets
     Acquisition of fixed assets                                      7,447,692     11,097,395     31,463,451      948,551
     Increase in payable                                               (502,712)    (1,228,234)    (1,399,811)     (42,201)
                                                                    -----------    -----------    -----------   ----------
                                                                      6,944,980      9,869,161     30,063,640      906,350
                                                                    ===========    ===========    ===========   ==========

Total assets acquired from acquisition of Motorola SPS businesses             -     12,783,224              -            -
Less:  Liabilities assumed                                                    -      1,627,383              -            -
                                                                    -----------    -----------    -----------   ----------
Payable amounts                                                               -     11,155,841              -            -
Less:  Payable balance at end of year                                         -      5,474,780              -            -
                                                                    -----------    -----------    -----------   ----------
Cash paid                                                                     -      5,681,061              -            -
Less:  Cash received at the date of acquisition                               -      1,421,520              -            -
                                                                    -----------    -----------    -----------   ----------
Net cash outflow                                                              -      4,259,541              -            -
                                                                    ===========    ===========    ===========   ==========

Total assets acquired from acquisition of ISE Labs, Inc.                      -      4,671,849              -            -
Less:  Liabilities assumed                                                    -      1,371,453              -            -
                                                                    -----------    -----------    -----------   ----------
Cash paid                                                                     -      3,300,396              -            -
Less:  Cash received at the date of acquisition                               -        285,969              -            -
                                                                    -----------    -----------    -----------   ----------
Net cash outflow                                                              -      3,014,427              -            -
                                                                    ===========    ===========    ===========   ==========

Cash received from capital increase through the issuance of
  American Depositary Shares
     Net proceeds                                                             -              -      4,137,910      124,748
     Increase in payable                                                      -              -         13,390          404
                                                                    -----------    -----------    -----------   ----------
     Net cash inflow                                                          -              -      4,151,300      125,152
                                                                    ===========    ===========    ===========   ==========

                     The accompanying notes are an integral part of the financial statements.

           ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 2000
     (Amounts In Thousands of New Taiwan Dollars, Unless Otherwise Stated)


1.   GENERAL

     Advanced Semiconductor Engineering, Inc. ("ASE"), a corporation incorporated under the laws of the Republic of China (the "ROC"), is an independent provider of semiconductor packaging and testing services. ASE's common shares are traded on the Taiwan Stock Exchange and in September 2000, ASE's common shares in the form of American Depositary Shares are traded on the New York Stock Exchange. ASE and its consolidated subsidiaries and affiliates are referred to as the "ASE Group".

     ASE has five wholly-owned subsidiaries: a) ASE Holding Limited (incorporated in Bermuda in 1990) holds shares in ASE Group companies; b) ASE Marketing Services Ltd. (incorporated in Hong Kong in 1991) engages in trading; c) ASE Investment Co. (incorporated in the ROC in March 1996) holds shares in ASE Group companies; d) J&R Holding Limited (incorporated in Bermuda in May 1996) holds shares in ASE Group companies; and e) ASE Capital Co. (incorporated in Taiwan in November 1997) holds shares in ASE Group companies. As of December 31, 2000, ASE also has a 98% equity stake in ASE Technologies, Inc., a company incorporated in the ROC engaged in the research and development, manufacture and sales of computers and related accessories, and a 44% equity stake in ASE Material Inc. ("ASE Material"), a company incorporated in the ROC engaged in manufacturing and processing of leadframes for semiconductors. In addition, ASE Test, Inc. has a 7% equity stake in ASE Material.

     In 1999, ASE (Chung Li) Inc. ("ASE Chung Li") and ASE Investment (Labuan) Inc., a holding company, were incorporated to acquire a 100% interest in the Motorola Semiconductor Product Sector Businesses ('Motorola SPS Businesses") in Chung-Li, Taiwan and Paju, Korea on July 4, 1999. ASE and ASE Test Limited ("ASE Test") own 70% and 30% equity stakes in the two subsidiaries, respectively. ASE Investment (Labuan) Inc. owns 100% of the equity of ASE Korea Inc. The acquisition transaction was accounted for as a purchase, and the purchase price was approximately US$350.1 million (see
     Note 26).

     ASE Holding Limited has the following wholly-owned subsidiaries: a) ASEP Realty Corporation (incorporated in the Philippines in December 1995) is engaged in developing and investing in real estate; b) ASE Holding Electronics (Philippines) (incorporated in the Philippines in December
     1995) is engaged in the manufacture of electronic products, components and semiconductors; and c) ASE Holding (Singapore) Pte. Ltd. (incorporated in Singapore in December 1994) holds shares in ASE Group companies. A portion of the share capital of the Philippine subsidiaries are held by certain individuals due to legal limitations; share transfer agreements have been signed to safeguard such investments. ASE Holding (Singapore) Pte. Ltd. has 100% equity in ASE Electronics (M) Sdn, Bhd. ("ASE Test Malaysia") (incorporated in Malaysia in 1991), which is engaged in the manufacture, processing, testing and sales of integrated circuits. In April 1997, ASE Holding Limited transferred its shareholding in ASE Test Malaysia to ASE Test.

     J&R Holding Limited has a 43%-owned subsidiary, namely ASE Test (incorporated in Singapore in May 1996) and holds shares in ASE Group companies. In addition, ASE Holding Limited has a 8% equity stake in ASE Test. The shares of ASE Test have been listed on the NASDAQ National Market in the United States since June 1996.

     ASE Test has four majority-owned subsidiaries: a) ASE Test, Inc., which is engaged in testing of semiconductors; b) ASE Test Malaysia, which is engaged in packaging and testing of semiconductors; c) ASE Test Holding, which mainly hold shares in ASE Group companies; and d) ASE Test Finance Limited (incorporated in Mauritius in June 1999) which is engaged in financing activities.

     ASE Test, Inc. has a wholly-owned subsidiary, ASE Test (USA) Inc., which is engaged in the after-sale service of tested semiconductors.

     In May 1999, ASE Test acquired 70% of the outstanding shares of ISE Labs, Inc. ("ISE Labs"), which is engaged in front-end engineering testing, final testing and packaging of semiconductors. The purchase cost, including transaction costs, was approximately US$100.1 million (NT$3,320.3 million). ASE Test has committed to the minority shareholders of ISE Labs that if ISE Labs (i) does not consummate its initial public offering in the United States by December 31, 2001 at or above a predetermined price or (ii) disposes of certain material assets, ASE Test will be obligated to purchase the remaining 30% of equity of ISE Labs for US$42 million (NT$1,393.1 million) plus accrued interest (payable either in cash or shares at the option of the minority shareholders) (see Note
     26). Any future acquisition of the remaining 30% equity of ISE Labs will be accounted for as step-acquisitions using the purchase method. In June 1999, ASE Test Finance Limited issued US$160 million (NT$5,307.2 million) of convertible notes to finance the acquisitions of ISE Labs and Motorola SPS Businesses by ASE Test (see Note 13).

     ASE Technologies, Inc. has two subsidiaries: a) ASE Technologies (U.S.A.), Inc. (100% ownership), which is mainly engaged in research and development, manufacture and sales of computers and related accessories; and b) Transmonde Technologies, Inc. (83% ownership), which is mainly engaged in sales of computers and related accessories.


2.   SIGNIFICANT ACCOUNTING POLICIES

     The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the ROC ('ROC GAAP"). Significant accounting polices are summarized as follows:

     Presentation of financial statements

     ASE prepared its financial statements using ROC GAAP and made reconciliation to US GAAP (Note 27) and the accompanying balance sheets are presented for two year-ends as at December 31, 1999 and 2000, and the accompanying statements of income, changes in shareholders' equity and cash flows are presented for three years ended December 31, 1998, 1999 and 2000.

     Unless otherwise stated, amounts presented are in thousands of New Taiwan dollars (NT$) or US dollars (US$).

     Consolidation

     The consolidated financial statements include the accounts of ASE and all of the aforementioned companies (hereinafter, individually or collectively referred to as "the Corporation").

     The consolidated method used by the Corporation to consolidate the statement of income of ISE Labs for the year ended December 31, 1999, ISE Labs' full year 1999 net revenues, cost of revenues and operating expenses are included in the Corporation's consolidated statements of income. The pre-acquisition income of ISE Labs for the period (from January 1, 1999 to May 4, 1999) is then subtracted from the Corporation's net income for 1999.

     The statements of income for both ASE Chung Li Inc. and ASE Korea Inc. (representing the acquirees from acquisitions of Motorola SPS Businesses) are consolidated since the date of acquisitions due to the change of business type after acquisition in ASE Chung Li and ASE Korea for the accounting of silicon wafers from previous purchase and sale transaction to customers' consignments (see accounting policy for inventories).

     The accounts of ASE Material for 1999 are consolidated because ASE in effect controls ASE Material as follows: First, two of the five board members of ASE Material are appointed by ASE and one board member is appointed by ASE Test, Inc., a consolidated subsidiary of ASE. Second, Mr. Jason Chang, the Chairman of ASE, also serves as the Chairman of ASE Material. Third, ASE appoints ASE Material's sole Supervisor, whose duty under the ROC Company Law is to monitor ASE Material's business and financial condition. Finally, Mr. Jason Chang has committed to vote his shares of ASE Material as of December 31, 1999, which represented a 11.4% ownership interest in ASE Material, in concert with ASE.

     All intercompany accounts and transactions have been eliminated and minority shareholders' interests in the equity and earnings of the subsidiaries are presented separately in the financial statements. The differences between the costs of investments and the proportionate equity in each subsidiary when the stocks were acquired are recorded as consolidated credits (debits) and are amortized on the straight-line method over ten years.

     Use of estimates

     The preparation of financial statements both in conformity with ROC GAAP and the generally accepted accounting principles in the United States ("US GAAP") requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

     Cash and cash equivalents

     The Corporation considers all highly liquid investments within an original maturity from date of purchase of three months or less to be cash equivalents. As of December 31, 1999 and 2000, cash equivalents were investments in money market funds stated at cost, which approximated fair value.

     Short-term investments

     Marketable securities are carried at cost less allowance for decline in market value.

     Allowances for doubtful accounts

     Allowance for doubtful accounts is provided based on evaluation of the collectibility of receivables.

     Inventories

     Inventories are stated at the lower of weighted average cost or market value. Unbilled processing charges incurred (included in finished goods and work in process) are stated at actual cost. Market value represents net realizable value for finished goods and work in process, and replacement costs for raw materials, supplies and spare parts.

     Materials received from customers for processing, mainly silicon wafers, are excluded from inventories.

     Long-term investments in shares of stock

     Long-term investments of which ASE owns at least 20% of the outstanding voting shares and where ASE exercises significant influence on the investee companies' operations are accounted for by the equity method. Under the equity method, the investments are initially carried at cost and subsequently adjusted for ASE's proportionate share in the net earnings or losses of the investee companies. Such proportionate share in the earnings or losses are recognized as investment income or losses while any cash dividends received are reflected as a reduction in the carrying value of the investments. The goodwill representing the excess of the investment costs over ASE's proportionate equity in the net assets of the investees at the time of investments or at the time the equity method of accounting is first applied to a particular investment, is amortized on the straight-line method over ten years. Changes in ASE's ownership percentage of investees accounted for by equity method are accounted for as adjustments of long-term investments and capital surplus. The writedown of carrying value of long-term investments has been taken on the basis of the discounted cash flows expected to be realized in the future.

     Other long-term investments (including ASE common shares) in shares of stock are carried at cost. An allowance for decline in value is made for any permanent impairment in the carrying value of the investments and such decline in value is charged to current income. Cash dividends received are recognized as income. The sales of ASE stocks are reflected as gain from sales of long-term investment in the statement of income.

     Unrealized profits or losses arising from transactions with equity investees or between equity investees are offset against investment income or loss from long-term investments, based on the percentage of ownership.

     Long-term investments in bonds

     Bond securities being held to maturity are stated at amortized cost. Allowance for loss in bond securities is provided based on the evaluation of recoverability of the carrying value of these securities.

     Properties

     Properties, except leased equipment, machinery in transit, construction in progress and prepayments, are stated at cost. Equipment held under capital leases and related obligations are stated at the lower of the fair value of the equipment at the beginning of the lease period or the present value of the total rental payments and the purchase price at the end of the leas period. Machinery in transit, construction in progress and prepayments under construction are stated at cost. These include cost of machinery, construction, down payments and other direct cost plus interest charges attributable to the borrowings used to finance these assets. Major renewals and improvements are capitalized, while maintenance and repairs are expensed currently.

     Depreciation is provided on the straight-line method over estimated service lives which range as follows: long leasehold land, 60 years (lease period); buildings and improvements, 3 to 40 years; machinery and equipment, 3 to 8 years; furniture and fixtures, 5 to 10 years; transportation equipment, 3 to 10 years, and leased assets and leasehold improvements, 3 to 10 years. In the event that an asset depreciated to its residual value is deemed to have a continual useful life to the company, the residual value is depreciated over the remaining life, not to exceed 2 years.

     When properties are retired or disposed of, their costs and accumulated depreciation are removed from the accounts and any loss is charged to income; any gain is credited to income and, after deducting applicable income tax, is transferred to capital surplus.

     Deferred charges

     Deferred charges are amortized on the straight-line method as follows: tooling, 2 years; issuance costs of convertible bonds, 5 years; telecommunications, electrical and computer network systems, 5 years; and others, 2 to 5 years.

     Consolidated debits

     The consolidated debits as shown in the balance sheet representing goodwill arising from the excess of the acquisition costs of investments over ASE's proportionate equity in the net assets of the consolidated subsidiaries at the time of acquisitions or investments, are amortized on the straight line method over 10 years.

     Revenue recognition

     Revenue from the sale of semiconductor and computer products and testing services is recognized upon shipment of the products or completion of the services, with a provision for estimated returns and allowances recorded at the time of recognition of revenue.

     Income tax

     Tax effects of deductible temporary differences and unused tax credits are recognized as deferred income tax assets, while those taxable temporary differences are recognized as deferred income tax liabilities. Valuation allowance is provided for deferred income tax assets based on the estimated realizability.

     Adjustments of prior years' income tax are added to or deducted from the current year's tax provision.

     Income taxes on undistributed earnings (10%) generated in 1998 and onwards for consolidated entities in the ROC are recorded as expense in the following year when the shareholders have resolved that the earnings shall be retained.

     Pension cost

     Pension cost is recorded based on actuarial calculations.

     Convertible bonds

     Conversion of convertible bonds into common shares is accounted for by book value method. Under this method, unamortized bond issuance cost, accrued interest no longer payable and the carrying value of the bond are written off. In addition, common shares are recorded at par value of the shares issued and the excess is recorded as capital surplus.

     Foreign currency transactions and translation of foreign-currency financial statements

     ASE and its subsidiaries maintain their accounts in the currency of their respective countries of incorporation (local currencies) and functional currencies.

     Foreign currency transactions, other than foreign currency forward exchange contracts, are recorded in the local currencies at the rates of exchange in effect when the transactions occur. Gains or losses resulting from the application of different foreign exchange rates when foreign-currency assets and liabilities are settled, are credited or charged to income in the year of settlement. Year-end balances of foreign currency assets and liabilities are restated based on prevailing exchange rates and the resulting differences are credited or charged to income.

     The financial statements of the foreign subsidiaries are translated into New Taiwan dollars at the following rates: Assets and liabilities, current rate; and income and expenses, average exchange rate during the year. The net resulting translation adjustment is reported as a separate component of shareholders' equity.

     Derivative financial instruments

     Premiums or discounts on foreign currency forward exchange contracts which hedge foreign currency assets or liabilities arising from the difference between the forward rate and the spot rate at the date of each contract are deferred and amortized over the contract period. At year end, the balances of the forward exchange receivables or payables are restated based on prevailing exchange rates and the resulting gain or loss is credited or charged to income. Any exchange gain or loss when the contract is settled is also credited or charged to income. The difference between receivable and payable balances arising from forward exchange contracts is accounted for as either current asset or current liability.

     Written option contracts to purchase foreign currencies and currency and interest rate swap contracts entered into for hedging purposes are not recorded as assets or liabilities on the contract dates. Gains or losses upon settlement are credited or charged to income. Amounts received or paid are amortized over each contract period. The outstanding written option contracts, and currency and interest rate swap contracts are marked to market with charges to income.

     Interest rate swap agreements to limit the impact of the variable interest rate of certain long-term debts are not recorded as assets or liabilities on the contract date. The variable rates on swaps are based primarily on US dollar LIBOR. The differential between fixed and variable rates to be paid or received on swaps is accrued as interest rates change in accordance with the agreements and is included in current interest expense.

     Earnings per share ("EPS") and earnings per equivalent ADS

     Common shares of ASE's convertible bonds are not considered in the calculation of primary and fully diluted EPS because they have anti-dilutive effect. Common share equivalents of the employees' stock options of ASE Test are included in the EPS calculation (see Note 20).

     Earnings per equivalent American depositary share (ADS) are calculated by multiplying earnings per share by five (each of the ADS represents five common shares).

     US dollar amount

     ASE prepares its consolidated financial statements in New Taiwan dollars. Translations into US dollars for 2000 financial statements are included solely for the convenience of the readers, and are based on the US Federal Reserve Bank of New York noon buying rate of NT$33.17 to US$1.00 in effect as at December 31, 2000. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rates.

3.   SHORT-TERM INVESTMENTS

                                                                  December 31
                                                --------------------------------------------
                                                    1999                     2000
                                                ------------     ---------------------------
                                                     NT$              NT$             US$
                                                ------------     ------------     ----------
     Mutual funds                                    186,667        1,603,362         48,338
     Stocks                                           19,613           63,978          1,929
     Convertible bonds and government bonds           10,000           20,188            608
                                                ------------     ------------     ----------
                                                     216,280        1,687,528         50,875
     Allowance for loss                                    -            4,849            146
                                                ------------     ------------     ----------
                                                     216,280        1,682,679         50,729
                                                ============     ============     ==========

4.   ACCOUNTS RECEIVABLE - NET

                                                                  December 31
                                                --------------------------------------------
                                                    1999                     2000
                                                ------------     ---------------------------
                                                     NT$              NT$             US$
                                                ------------     ------------     ----------
     Accounts receivable                           7,496,669        9,393,853        283,203
     Allowance for doubtful accounts                (187,162)       (314,243)         (9,474)
     Allowance for sales allowances                  (47,092)        (38,676)         (1,166)
                                                ------------     ------------     ----------
                                                   7,262,415        9,040,934        272,563
                                                ============     ============     ==========

     The movement of allowance for doubtful accounts and sales allowances are as follows:

                                                   Doubtful          Sales
                                                   Accounts       Allowances
                                                 ------------   --------------
                                                      NT$             NT$
                                                 ------------   ---------------
     Balance, beginning of 1998                        80,419           12,500
     Additions                                          4,289           40,500
     Deductions                                             -                -
                                                 ------------     ------------
     Balance, end of 1998                              84,708           53,000
     Additions                                        109,263                -
     Deductions                                        (6,809)          (5,908)
                                                 ------------     ------------
     Balance, end of 1999                             187,162           47,092
     Additions                                        148,834            6,624
     Deductions                                       (21,753)         (15,040)
                                                 ------------     ------------

     Balance, end of 2000                             314,243           38,676
                                                 ============     ============
     (Forward)

                                                      US$              US$
                                                 ------------     ------------

     Balance, beginning of 2000                         5,643            1,420
     Additions                                          4,487              199
     Deductions                                          (656)            (453)
                                                 ------------     ------------

     Balance, end of 2000                               9,474            1,166
                                                 ============     ============


5.   INVENTORIES

                                                           December 31
                                           ---------------------------------------------
                                             1999                   2000
                                           ------------     ----------------------------
                                                NT$              NT$             US$
                                           ------------     ------------     ----------
     Finished goods                             122,193          246,812          7,441
     Work in process                            349,910          337,320         10,169
     Raw materials                            1,685,424        2,099,058         63,282
     General supplies and spare parts           379,775          630,979         19,023
                                           ------------     ------------     ----------
                                              2,537,302        3,314,169         99,915
     Allowance for obsolescence                (176,205)        (155,061)        (4,675)
                                           ------------     ------------     ----------
                                              2,361,097        3,159,108         95,240
     Supplies in transit                         88,594           87,219          2,629
                                           ------------     ------------     ----------

                                              2,449,691        3,246,327         97,869
                                           ============     ============     ==========

     The movement of allowance for obsolescence is as follows:

                                                                      NT$
                                                                ------------
     Balance, beginning of 1998                                      203,276
     Additions                                                       106,708
     Deductions                                                     (110,966)
                                                                ------------
     Balance, end of 1998                                            199,018
     Additions                                                        50,566
     Deductions                                                      (73,379)
                                                                ------------
     Balance, end of 1999                                            176,205
     Additions                                                       115,928
     Deductions                                                     (137,072)
                                                                ------------
     Balance, end of 2000                                            155,061
                                                                ============

                                                                     US$
                                                                ------------
     Balance, beginning of 2000                                        5,312
     Additions                                                         3,495
     Deductions                                                       (4,132)
                                                                ------------
     Balance, end of 2000                                              4,675
                                                                ============

6.   LONG-TERM INVESTMENTS - COMMON STOCKS

                                                                                       December 31
                                                                  ------------------------------------------------------
                                                                                1999                       2000
                                                                  ---------------------   ------------------------------
                                                                                 % of                               % of
                                                                               Direct                             Direct
                                                                               Owner-                             Owner-
                                                                     NT$         ship        NT$          US$      ship
                                                                  -----------  --------   -----------   --------  -------
    Equity method
          Hung Ching Development & Construction Co.
            (HCDC) (Note 10)                                        2,405,571     25.1      2,154,627     64,957     25.4
          Hung Ching Kwan Co. (HCKC)                                  401,664     27.3        405,549     12,226     27.3
          Universal Scientific Industrial Co., Ltd. (USI)
            (Note 10)                                               3,600,626     22.7      3,931,810    118,535     21.3
          Universal Access Technology Inc. (UAT)                            -      -           92,775      2,797     25.0
     Cost method
          ASE stock held by subsidiaries                            2,922,561      5.2      2,919,411     88,014      4.9
          InveStar Burgeon Venture Capital, Inc.                      145,408     13.0        153,035      4,614     13.0
          Taiwan Fixed Network Co., Ltd.                                    -      -        1,500,000     45,222      1.6
          Core-Pacific Securities Investment Trust Co.                  9,000      3.0              -          -      -
     Preferred stock
          Intergrated Programmable Communication, Inc.
          (IPC)                                                             -      -          118,681      3,578      -
                                                                  -----------             -----------   --------
                                                                    9,484,830              11,275,888    339,943
     Adjustment for evaluation of ASE stock                                 -               (490,280)    (14,781)
     Unrealized gain on sale of land                                 (300,149)              (300,149)     (9,049)
                                                                  -----------             -----------   --------
                                                                    9,184,681              10,485,459    316,113
                                                                  ===========             ===========   ========

     ASE acquired its 27.3% equity interest in Hung Ching Kwan Co. ("HCKC") in 1992 by transferring to HCKC a parcel of land as an investment in HCKC at an agreed valuation of NT$390,470. The resulting gain of NT$300,149, which represents the excess of such value over the cost of the land plus land value increment tax, has been deferred until the disposal of this investment. As of December 31, 2000, ASE has a 43.4% (1999: 43.2%) effective interest in HCKC, which consists of 27.3% interest directly owned by ASE, and 15.9% (1999: 16.1%) interest indirectly owned through Hung Ching Development & Construction Co. ("HCDC") (based on HCDC's 63.5% interest in HCKC).

     ASE made investments in UAT in December 2000 and directly acquired its 25% equity interest. In addition, HCDC and USI have 10% and 25% equity interest in UAT. Accordingly, as of December 31, 2000, ASE has a 32.9% effective interest in UAT. UAT is engaged in the design of related computer products and software service.

     As of December 31, 2000, the undistributed earnings for each investee are NT$491,859 (US$14,828) for HCDC, NT$1,341,435 (US$40,441) for USI, and
     NT$55,215 (US$1,665) for HCKC. HCKC did not declare dividends in 1999 and 2000. USI declared stock dividends for NT$4.00 per share in 2000, and did not declare dividends in 1999. HCDC declared stock and cash dividends in 2000 for NT$0.8 and NT$0.2 per share, respectively, but these dividends have not been distributed.

     ASE had net investment losses of NT$100,549 in 1998, net investment income of NT$50,595 in 1999, and net investment losses of NT$167,237 (US$5,042) in 2000 from its investments in the aforementioned equity investees.

7.   LONG-TERM BOND INVESTMENTS

                                                                                               December 31
                                                                              --------------------------------------------
                                                                                 1999                     2000
                                                                              ------------     ---------------------------
                                                                                   NT$              NT$             US$
                                                                              ------------     ------------     ----------
     APP Global Finance Ltd. (APP) bond:  maturity date on
       October 4, 2001; bearing interest at 9.75%; and payable
       semiannually                                                                304,166          320,432          9,660
     Federal National Mortgage Association:  maturity date
       on May 2, 2001; bearing interest at 6.40%; and payable
       semiannually                                                                185,585          195,320          5,888
                                                                              ------------     ------------     ----------
                                                                                   489,751          515,752         15,548
     Allowance for loss                                                                  -         (289,012)        (8,713)
                                                                              ------------     ------------     ----------
                                                                                   489,751          226,740          6,835
                                                                              ============     ============     ==========

     In 2000, ASE provided allowance for loss amounting to NT$289,012 (US$8,713) for the bond investment in APP because APP incurred financial difficulties.

8.   PROPERTIES

     Accumulated depreciation consists of:

                                                                        December 31
                                                       -----------------------------------------------
                                                            1999                      2000
                                                       -------------     -----------------------------
                                                            NT$               NT$               US$
                                                       -------------     -------------     -----------
     Buildings and improvements                              966,103         1,335,682           40,268
     Machinery and equipment                              13,451,590        20,586,431          620,634
     Transportation equipment                                 21,949            56,731            1,710
     Furniture and fixtures                                  369,481           469,584           14,157
     Leased assets and leasehold improvements                147,336           235,634            7,104
     Long leasehold land                                       4,925             6,230              188
                                                       -------------     -------------     ------------
                                                          14,961,384        22,690,292          684,061
                                                       =============     =============     ============

     Capitalized interest expenses were NT$144,416, NT$123,347 and NT$163,916 (US$4,942) for the years ended December 31, 1998, 1999 and 2000, respectively.

     ASE Chung Li and HCDC entered into an agreement for the joint development of buildings on the land owned by ASE Chung Li in 1999, which construction was completed in October 2000. In addition, ASE Chung Li and ASE Material entered into purchase agreements with HCDC to purchase the building. The contract price, which was based on appraisal, totaled NT$1,044,341 (US$31,485) and NT$358,442 (US$10,806), respectively. As of December 31, 2000, ASE Chung Li and ASE Material have paid NT$313,333 (US$9,446) and NT$107,500 (US$3,241), respectively, and the balance will be paid in the 2001. The building is shown as construction in progress in the 2000 consolidated balance sheet.

     Machinery in transit and prepayments pertain to the purchase of packaging and testing equipment, which are associated with machinery purchased with title transferred but are not yet in ready-for-use condition, and down payments for machinery purchased with non-cancelable purchase orders.

     Major components for machinery in transit and prepayments are as follows:

                                             December 31
                               --------------------------------------------
                                   1999                    2000
                               ------------     ---------------------------
                                    NT$              NT$             US$
                               ------------     ------------     ----------
     Bonders                        460,551          405,595         12,228
     Testers                        640,250        1,063,911         32,074
     Others                       2,224,128        3,480,920        104,942
                               ------------    -------------     ----------
     Total                        3,324,929        4,950,426        149,244
                               ============    =============     ==========

9.   OTHER ASSETS

                                                                                 December 31
                                                                 --------------------------------------------
                                                                     1999                    2000
                                                                 ------------     ---------------------------
                                                                      NT$              NT$             US$
                                                                 ------------     ------------     ----------
     Deferred charges (Note2)
          Tooling                                                     271,646          124,468          3,752
          Issuance costs of convertible bonds                         189,730          139,244          4,198
          Telecommunications, electrical and Computer
            network systems                                           142,266          290,208          8,749
          Other                                                        72,035          346,130         10,435
                                                                 ------------     ------------     ----------
                                                                      675,677          900,050         27,134
     Guarantee deposits                                                86,542          204,112          6,154
     Non-operating properties                                          54,860          147,686          4,452
     Other                                                            135,678           23,709            715
                                                                 ------------     ------------     ----------
                                                                      952,757        1,275,557         38,455
                                                                 ============     ============     ==========

10.  CONSOLIDATED DEBITS

     These represent goodwill arising from the purchases of:

                                                                                 December 31
                                                                 --------------------------------------------
                                                                     1999                    2000
                                                                 ------------     ---------------------------
                                                                      NT$              NT$             US$
                                                                 ------------     ------------     ----------

     Motorola SPS Businesses (Note 26)                                427,944          417,760         12,595
     ISE Labs shares (Note 26)                                      2,056,775        2,008,793         60,561
     ASE Test shares                                                2,749,558        2,554,869         77,023
     Other                                                             11,551           18,124            546
                                                                 ------------     ------------     ----------
                                                                    5,245,828        4,999,546        150,725
                                                                 ============     ============     ==========

     Amortization of the above-mentioned goodwill for consolidated subsidiaries (as reflected in general and administrative expenses in the statement of income) were NT$345,726, NT$507,816 and NT$559,807 (US$16,877) for the
     years ended December 31, 1998, 1999 and 2000, respectively.

     In addition, the carrying values of investments in HCDC and USI as discussed in Note 6 as of December 31, 1999 and 2000 included unamortized goodwill, which is being amortized over ten years through April 2006 for HCDC and July 2010 for USI, resulting from the purchases of HCDC shares in 1995 and 1996, and USI shares in 1999 and 2000, as follows:

                                                                                 December 31
                                                                 --------------------------------------------
                                                                     1999                    2000
                                                                 ------------     ---------------------------
                                                                      NT$              NT$             US$
                                                                 ------------     ------------     ----------
     HCDC                                                             935,886          780,798         23,539
     USI                                                            1,862,225        1,872,342         56,447
                                                                 ------------     ------------     ----------
                                                                    2,798,111        2,653,140         79,986
                                                                 ============     ============     ==========

     Amortization of the above-mentioned goodwill for equity investees (as reflected in investment income (loss) by equity method in the statement of income) were NT$155,088, NT$279,242 and NT$362,971 (US$10,943) for the
     years ended December 31, 1998, 1999 and 2000, respectively.

11.  SHORT-TERM BORROWINGS

                                                                            December 31
                                             -----------------------------------------------------------------------------
                                                          1999                                    2000
                                             ------------------------------  ---------------------------------------------
                                                Interest                        Interest
                                                Rate (%)            NT$         Rate (%)            NT$             US$
                                             --------------    ------------  --------------    ------------     ----------
     Letters of credit                         6.57~8.515         1,160,916    0.975-7.5          1,733,626         52,265
     Revolving                                   1.4~8            1,601,589      1.6-10           2,741,038         82,636
     Promissory notes                          6.66~8.45          1,025,142     8.1-8.7             927,933         27,975
                                                               ------------                    ------------     ----------
                                                                  3,787,647                       5,402,597        162,876
                                                               ============                    ============     ==========

     As of December 31, 1999 and 2000, unused credit lines for short-term borrowings and commercial papers and bank acceptances payable total approximately NT$11,191,775 and NT$14,248,718 (US$429,566), respectively.

12.  COMMERCIAL PAPER AND BANK ACCEPTANCES PAYABLE

     Commercial paper and bank acceptances payable bore interest rates ranging from 4.7% to 6.76% in 1999 and 5.2% to 11.5% in 2000, respectively.

13.  LONG-TERM BONDS PAYABLE

                                                                                             December 31
                                                                          ------------------------------------------------
                                                                               1999                    2000
                                                                          -------------     ------------------------------
                                                                                NT$              NT$               US$
                                                                          -------------     -------------     ------------
     Foreign convertible bonds - US$200 million issued by
       ASE                                                                    6,292,000         6,597,845          198,910
     Foreign convertible bonds - US$110 million issued by
       ASE Test Finance Limited                                               3,460,050         3,637,908          109,675
     Accrued interest                                                         1,075,613         1,993,426           60,097
                                                                          -------------     -------------     ------------
                                                                             10,827,663        12,229,179          368,682
                                                                          =============     =============     ============

     Set forth below is information on the long-term bonds payable:

     A.  US$200 million issued by ASE

         In November 1997, ASE issued bonds, consisting of 200 units with face value of US$1 million (NT$30.8 million) each, with zero coupon, due November 2002. The bonds bear an implicit interest rate of 6.372%.

         Starting from December 1997 through October 2002, the bondholders may convert the bonds into common shares at the specified conversion price. The conversion rate was based on the current market price at the time of sale. As of December 31, 2000, 355,086 common shares were issued as a result of the conversion of such bonds, resulting in capital surplus of NT$32,102 (US$968). As of December 31, 2000, the outstanding convertible bonds aggregated US$199 million (NT$6,601 million).

         On or at any time after October 14, 2000, ASE may redeem the bonds at the redemption price if:

         a) (i) the closing price of the common shares for a period of 30 consecutive trading days is higher than 140% of the conversion price (NT$59.7 per share as at December 31, 2000) in effect on each such trading day and (ii) the closing price of the common shares translated into US dollars at the prevailing rate for a period of 30 consecutive trading days is higher than 140% of the conversion price then in effect translated into US dollars at the rate of NT$28.62=US$1.00; or

         b) at least 95% of the bonds have already been converted, redeemed, or purchased and cancelled.

         In addition, ASE may, if the applicable tax law is unfavorably changed, redeem at any time all, but not some, of the bonds.

         On September 5, 1997, ASE entered into a firm commitment subscription agreement with SBC Warburg Securities Pte. Ltd. ("SBC Warburg") for the sale by ASE to SBC Warburg of US$200 million Zero Coupon Convertible Bonds due 2002 (the "Convertible Bonds"). The closing of the sale of the Convertible Bonds was initially scheduled to occur on October 6, 1997. Due to the adverse market conditions prevailing during this period of time as a result of the Asian financial crisis, however, SBC Warburg requested that the closing date for the sale of the Convertible Bonds be extended.

         During the extension period (the "Extension Period"), SBC Warburg decided to market the Convertible Bonds to potential investors as two separate instruments by repackaging them into: (1) a debt portion consisting of US$200 million callable floating rate notes which are secured by the Convertible Bonds (the "FRNs") and (2) an equity portion consisting of options to purchase the Convertible Bonds (the "Call Options"). SBC Warburg was able to obtain commitments for the entire issue of the FRNs but, as a result of the adverse market conditions described above, was able to obtain commitments for only a portion of the Call Options. As a result, Swiss Bank Corporation ("SBC"), an affiliate of SBC Warburg, approached a number of large institutional investors, including J&R Holding Limited ("J&R Holding"), a consolidated subsidiary of ASE, with a proposal to sell a portion of the Call Options. Subsequently, J&R Holding entered into two agreements with SBC to purchase options on a portion of the Convertible Bonds.

         Under the first agreement with SBC, J&R Holding is required to make four cash payments to SBC on November 4, 1998, 1999, 2000 and 2001 as long as the Call Options remain unexercised and outstanding. In return, J&R Holding has the right to call the Convertible Bonds at any time during the period from November 1998 through November 2002. The exercise price of the Call Options is equal to the accreted carrying value of the Convertible Bonds as shown on the Corporation's balance sheet at the date exercised. Pursuant to the second agreement, SBC paid US$200,000 to J&R Holding. In return, SBC has the right to sell a portion of the Call Options to J&R Holding at any time between November 4, 1997 and November 1, 1998. In any event, J&R Holding was required under the automatic exercise provision of this agreement to purchase the Call Options upon the expiration of the agreement on November 1, 1998.

         The closing of the sale of the Convertible Bonds eventually took place on November 4, 1997. Upon the closing of the sale of the Convertible Bonds, SBC Warburg immediately resold the Convertible Bonds to a subsidiary of SBC Warburg. Such subsidiary in turn repackaged the Convertible Bonds into the FRNs and the Call Options for resale to the investors that had indicated an interest in purchasing the FRNs and/or the Call Options during the Extension Period. The closing of the sale of the FRNs and the Call Options took place on November 5, 1997.

         SBC Warburg and its subsidiary have entered into a swap transaction, which stipulates that SBC Warburg will pay the interest on the FRN (aggregating to US$80 million (NT$2,654 million)) on the subsidiary's behalf. The subsidiary will repay the interest to SBC Warburg at the maturity date of the Convertible Bonds. ASE has contracted with certain banks to issue letters of credit for US$71,834 (NT$2,382,734) to SBC Warburg to guarantee the interest payment obligation of the subsidiary. Under the contract with these banks, ASE may not, among other things, change its scope of operations and is required to maintain certain financial ratios.

     B.  US$110 million of Foreign Convertible Notes

         In June 1999, ASE Test (the "Guarantor"), in connection with the acquisitions of ISE Labs and Motorola SPS Businesses, issued US$160 million (NT$5,307 million) of 1% guaranteed convertible notes (the "Convertible Notes") due July 1, 2004 through its subsidiary, ASE Test Finance Limited (the "Issuer"). ASE subscribed to US$50 million (NT$1,659 million) of the Convertible Notes and, accordingly, as of December 31, 2000, the net balance of US$109,890 thousand (NT$3,645 million) is shown in the accompanying balance sheet.

         The holders of the Convertible Notes are entitled to convert the Convertibles into ASE Test's ordinary shares at the specified conversion price at any time after December 29, 1999 and before or on July 1, 2004.

         The Convertible Notes may be redeemed under the following circumstances:

         a)   Redemption for taxation reasons:

              If the applicable tax law or treaty is unfavorablely revised, the Issuer or ASE Test may redeem the Convertible Notes in whole at early redemption price, at any time upon giving written notice not less than 30 days and not more than 60 days to the bondholders.

         b)   Redemption at the option of the Issuer:

              On or at any time after July 1, 2002, the Issuer may redeem all or a part of the Convertible Notes at the early redemption price.

14.  LONG-TERM DEBTS

     Long-term debts consist of the following:

                                                                           December 31
                                                           -----------------------------------------------
                                                               1999                       2000
                                                           -------------     -----------------------------
                                                                NT$               NT$               US$
                                                           -------------     -------------     ------------
     Mortgage bank loans for purchase of machinery             4,272,641         4,989,564          150,424
     Acceptances payable to syndicate banks                    6,947,225         6,678,815          201,351
     Bank loans secured by assets                                921,978         1,540,747           46,450
     Revolving bank loans                                        315,317           250,708            7,558
     Obligation under capital leases (Note 22)                   168,829           179,952            5,425
                                                           -------------     -------------     ------------
                                                              12,625,990        13,639,786          411,208
     Current portion                                           2,886,351         3,309,935           99,787
                                                           -------------     -------------     ------------
                                                               9,739,639        10,329,851          311,421
                                                           =============     =============     ============

     A.  Mortgage bank loans for purchases of machinery:

         These represent various bank loans obtained by ASE, ASE Test, Inc., ASE Chung Li, ASE Technologies, Inc., and ASE Material. These mortgage bank loans are repayable in monthly, quarterly or semi-annually installments and bear interest at rates ranging from 1.3% to 8.3% in 1999 and 1.1% to 8.12% in 2000.

         ASE has syndicate loan agreements with banks that stipulate, among other things, the following:

          1) Without the prior written consent from the majority of the banks, ASE cannot:
              a) Give guarantees to or assume direct or indirect liabilities of other parties, except for its existing obligations, in excess of US$40 million (NT$1,327 million).
              b) Enter into a merger agreement.
              c) Transfer or sell more than 20% of its total assets, including equipment and receivables.
              d) Provide collateral to other parties involving 25% of its total assets.
              e) Make loans to other parties.
              f) Enter into contracts with terms and conditions which are not at arm's length.
              g) Change significantly its accounting practices.
              h) Invest up to 50% of its equity in shares of HCDC.

         2) Maintenance by ASE of certain financial ratios.

              The syndicate loan has expired in November 2000.

     B.  Acceptances payable to syndicate banks

                                                                                   December 31
                                                                   --------------------------------------------
                                                                       1999                     2000
                                                                   ------------     ---------------------------
                                                                        NT$              NT$             US$
                                                                   ------------     ------------     -----------
         Principal - five-year revolving credit lines
            aggregating NT$8,000,000 (US$241,182) through
            June 2003, interest at 4.66%-6.2558% in 1999
           and 5.223%-6.378% in 2000                                  7,075,000        6,775,000        204,251
         Unamortized discounts                                          127,775)         (96,185)        (2,900)
                                                                   ------------     ------------     ----------

                                                                      6,947,225        6,678,815        201,351
                                                                   ============     ============     ==========

         Acceptances payable to syndicate banks were covered by several bank acceptance agreements made by ASE and ASE Test, Inc. which stipulate, among other things, the following:

         1) Without the prior written consent from the majority of the banks, ASE can not pledge its assets or assume liabilities or change its operating items or merge with any other entity or dispose of more than 20% of total assets, or provide financing to other entity, or make such investment that will unfavorably affect its financial conditions.

         2) ASE's tangible net worth (as defined) should not be less than NT$19 billion (US$573 million).

         3) ASE can only invest up to 50% of its tangible net worth (as defined) in the shares of HCDC.

         4)   ASE is required to maintain certain financial ratios.

         5) ASE is required to pay an annual commitment fee at 0.15-0.2% of the difference between the authorized and utilized credit line.

         6)   ASE should not change its accounting policies significantly.

         ASE Test provided a guaranty on the bank acceptance agreement entered into by ASE Test, Inc. Under the guaranty, ASE Test is required to maintain certain financial ratios and, without written consent of the majority banks, shall not:

         1) Merge or consolidate with any other entity or take any action to dissolve, liquidate or reorganize.

         2)   Purchase or redeem its shares or reduce its share capital.

         3)   Reduce its ownership in ASE Test, Inc. to less than 51%.

         4) Transfer, sell, lease or dispose of a substantial portion of its assets.

     C.  Bank loans secured by assets

         These represent various bank loans obtained by ISE Labs and ASE Korea secured by all their assets. The maturities of the loans are May 2009 and November 2003, respectively, and the loans bear interest ranging from 7.75% to 9.5% or at prime rate and 8.45%-10.5%, respectively. These agreements contain certain covenant and default provisions that require ISE Labs to maintain certain financial ratios, dividend and capital expenditure restrictions and maintenance of working capital requirements.

     D.  Revolving bank loans

         These represent a loan of JPY1.3 billion in 1999 and loans of 2000. The loan is repayable in the equivalent amount of US$10 million (NT$301 million) over three equal semi-annual installments starting October 9, 2000 with an interest rate equal to LIBOR plus 0.5% margin.

     As of December 31, 1999 and 2000, unused long-term bank facilities totaled approximately NT$3,106,827 and NT$5,869,764 (US$176,960), respectively.

     As of December 31, 1999 and 2000, the future maturities of long-term debts (including long-term bond payable) are as follows:

                                                                   December 31
                                                 ------------------------------------------------
                                                      1999                      2000
                                                 -------------     ------------------------------
                                                      NT$               NT$               US$
                                                 -------------     -------------     ------------
     Within the following year                       2,886,351         3,309,935           99,787
     During the second year                          3,419,632        12,484,848          376,390
     During the third year                           7,991,629         3,257,243           98,198
     During the fourth year                          5,201,909         4,939,819          148,924
     During the fifth year and thereafter            3,954,132         1,877,120           56,591
                                                 -------------     -------------     ------------
                                                    23,453,653        25,868,965          779,890
                                                 =============     =============     ============

     Long-term debts (including long-term bond payable) by currencies are detailed as follows:

                                                 1999              2000
                                           ----------------   --------------

     New Taiwan Dollars                    NT$ 9,296,544      NT$ 12,128,557
     US Dollars                            US$   361,117      US$    469,339
     Deutsche Mark                         DM      2,897      DM         940
     Japanese Yen                          Yen 2,344,208      Yen  5,069,552
     Singapore Dollars                     SGD        24      SGD          7
     British Pound                                            GBP         91
     European Currency Unit                                   EUR          4

15.  SHAREHOLDERS' EQUITY

     In September 2000, ASE issued 20,000,000 ADSs, representing 100,000,000 common shares. In July 1995, ASE issued 8,600,000 GDSs, representing 43,000,000 common shares. Concurrently with the ADS issuance, the GDS holders have converted their outstanding GDSs into ADSs. As of December 31, 2000, the GDS holders have converted aggregated 7,536,000 ADSs, representing aggregated 37,679,000 common shares.

     The ADS or GDS holders generally have the same rights and obligations as the shareholders, subject to the provision of relevant ROC laws. The exercise of such rights and obligations shall comply with the related regulations and the deposit agreement, which stipulate, among other things, that the ADS or GDS holders can, through Citicorp Financial Services Limited, as nominee holder: (a) exercise their voting rights; (b) sell their ADS or GDSs; and, (c) receive dividends declared and subscribe to the issuance of new shares.

     Under the ROC Company Law, capital surplus can only be used to offset against deficit or be transferred to capital. Under relevant regulations, the paid-in capital in excess of par value can be transferred to capital only once a year and is subject to a specified limit.

     ASE's Articles of Incorporation provide that the annual net income shall be appropriated as follows:

     a. gain on disposal of properties, less applicable income tax, as capital surplus;

     b.  offset against deficit, if any;

     c. 10% of the remainder as legal reserve, until the accumulated amount equals paid-in capital;

     d. an amount (Note 6) equal to the income from long-term investments in shares of stock accounted for by equity method, excluding cash dividends, as special reserve;

     e. not more than 2% of the remainder, as compensation to directors and supervisors;

     f. 5% to 7% of the remainder, as bonus to employees, of which 5% will be distributed in shares based on the employee stock bonus plan and the excess to be distributed to specific employees as decided by the board of directors; and

     g.  the remainder, as dividends to shareholders.

     The aforementioned appropriations shall be approved by the shareholders in the following year and given effect in the financial statements of such year.

     Under the ROC Company Law, the aforementioned legal reserve may be used to offset a deficit. Also, when the reserve has reached 50% of capital, up to 50% thereof may be transferred to capital.

     ASE is currently going through a growth phase. In order to meet the needs of operational expansion, both current and future, and to satisfy shareholders' need for cash inflow, in the Corporation's dividend policy priority shall be given to stock dividends; cash dividends may also be issued. In principle, the percentage of cash dividends issued shall not exceed 20%. Cash dividends shall not be issued if the dividend per share is less than NT$0.1; stock dividends shall be used instead.

     With respect to the percentage of cash dividends to be issued referred to in the previous paragraph, ASE may decide on the most suitable dividend policy and method to issue in accordance with its current operational status, and taking into consideration the budget plan for the following year. The board of directors shall draw up a profit distribution plan, which shall be submitted to the shareholders' meeting for approval before implementation.

     Under the Integrated Income Tax System which became effective on January 1, 1998, non-corporate resident shareholders are allowed a tax credit for the income tax paid or payable by ASE on earnings generated in 1998 and onwards. An Imputation Credit Account (ICA) is maintained by ASE for such income tax and the tax credit allocated to each shareholder. The maximum credit available for allocation to each shareholder cannot exceed the balance shown in the ICA on the date of distribution of dividends.

     As of December 31, 2000 the creditable taxes aggregated NT$6,380 (US$192). The actual and estimated percentage for the distribution of 1999 and 2000 net income was 4.74% and 9.77%, respectively.

     As of December 31, 2000, the unappropriated earnings prior to 1998 (the year that Integrated Income Tax System became effective) amounted to NT$17,644 (US$532).

16.  GAIN ON SALES OF INVESTMENTS

     This consists of the gross gain on sales of:

                                                                Year Ended December 31
                                                      ------------------------------------------------------------
                                                          1998            1999                    2000
                                                      ------------    ------------     ---------------------------
                                                           NT$             NT$              NT$             US$
                                                      ------------    ------------     ------------     ----------
     Sale of ASE Test's shares                             190,999       4,007,674                -              -
     Sale of ASE's shares held by subsidiaries
       (Note 27)                                            42,692       1,388,523                -              -
     Other                                                 373,253         147,958           91,666          2,763
                                                      ------------    ------------     ------------     ----------
                                                           606,944       5,544,155           91,666          2,763
                                                      ============    ============     ============     ==========

         The gain on sale of ASE Test's ordinary shares, as shown above, is broken out as follows:

                                                                               Year Ended December 31
                                                              ------------------------------------------------------------
                                                                  1998            1999                  2000
                                                             -------------   -------------    ----------------------------
                                                                   NT$             NT$              NT$             US$
                                                             -------------   -------------    -------------     ----------
     US secondary public offering of 2,244
       thousand shares in June and July 1997                             -               -                -              -
     First offering of 1,400 thousand shares sold
       to third party investors for issuances of
       Taiwan Depositary Receipts (TDRs) in
       December 1997                                                     -               -                -              -
     Sale of 100 thousand shares for issuance of
       TDR from January to March 1998                              190,999               -                -              -
     Secondary offering of 2,500 thousand
       shares for issuances of TDRs in March
       1999                                                              -       4,007,674                -              -
                                                             -------------   -------------    -------------     ----------
                                                                   190,999       4,007,674                -              -
                                                             =============   =============    =============     ==========

         The gain on sale of ASE's common shares, as shown above, is broken out as follows:

                                                                               Year Ended December 31
                                                              ------------------------------------------------------------
                                                                  1998            1999                  2000
                                                             -------------   -------------    ----------------------------
                                                                   NT$             NT$              NT$             US$
                                                             -------------   -------------    -------------     ----------

     1,405 thousands shares sold in December
       1998                                                         42,692               -                -              -
     32,450 thousand shares sold in December
       1999 through the re-issuance of GDSs                              -       1,388,523                -              -
                                                             -------------   -------------    -------------     ----------
                                                                    42,692       1,388,523                -              -
                                                             =============   =============    =============     ==========


17.  INCOME TAX

     a.  Income tax expense (benefit) is summarized as follows:

                                                                               Year Ended December 31
                                                              ------------------------------------------------------------
                                                                  1998            1999                  2000
                                                             -------------   -------------    ----------------------------
                                                                   NT$             NT$              NT$             US$
                                                             -------------   -------------    -------------     ----------
         Current
               Tax based on pre-tax accounting
                 income at statutory rate                          819,508       3,218,520        3,211,156         96,809
               Add (less) tax effects of:
                     Permanent differences
                            Tax-exempt income
                                 -  Tax holiday                   (508,822)       (779,437)        (700,749)       (21,126)

(Forward)



                                 -  Gain from sales
                                    of securities                        -        (384,079)         (51,415)        (1,550)
                            Investment income
                                 - Sale of ASE Test
                                   shares                          (47,750)     (1,001,919)               -              -
                            Unamortized expense
                              for issuance of GDS                   (4,770)              -                -              -
                     Temporary differences
                            Investment income                     (132,528)       (398,886)        (523,941)       (15,796)
                            Unfunded pension cost                   16,357           8,494           12,214            368
                            Unrealized foreign
                              exchange (gain) loss                  (6,265)        (38,701)          91,102          2,747
                            Bond interest payable                  109,442         112,318          114,798          3,461
                            Other                                   53,895         248,765          158,786          4,787
                                                              ------------    ------------     ------------     ----------
                                                                   299,067         985,075        2,311,951         69,700
         Credits for investments and research
           and development                                        (138,923)       (401,525)      (1,231,247)       (37,119)
         Deferred                                                 (267,511)       (155,437)        (152,138)        (4,587)
         Income taxes (10%) on undistributed
           earnings generated in 1998 and
           onwards                                                       -          44,539          147,379          4,443
         Adjustment of prior year's income tax                     (43,410)        (13,109)         (10,177)          (307)
                                                              ------------    ------------     ------------     ----------

         Income tax (benefit) expense                             (150,777)        459,543        1,065,768         32,130
                                                              ============    ============     ============     ==========

         b. The above-mentioned taxes on pre-tax accounting income at the statutory rates for domestic and foreign entities are shown below:

                                                                               Year Ended December 31
                                                              ------------------------------------------------------------
                                                                  1998            1999                  2000
                                                             -------------   -------------    ----------------------------
                                                                   NT$             NT$              NT$             US$
                                                             -------------   -------------    -------------     ----------
         Domestic entities in ROC
           (25% statutory rate)                                    537,192       2,717,796        2,542,888         76,662
         Foreign entities
               ASE Korea Inc. (30.8% statutory
                 rate)                                                   -          55,770            2,153             65
               ISE Labs, Inc. (federal tax rate 35%
                 and state tax rate 6%)                                  -         163,240          439,169         13,240
               ASE Test Malaysia (30% statutory
                 rate)                                             282,316         281,714          226,946          6,842
                                                              ------------    ------------     ------------     ----------
                                                                   819,508       3,218,520        3,211,156         96,809
                                                              ============    ============     ============     ==========

         c. Deferred income tax assets and liabilities as of December 31, 1999 and 2000 are summarized as follows:

                                                                                                December 31
                                                                              --------------------------------------------
                                                                                  1999                  2000
                                                                              ------------     ---------------------------
                                                                                   NT$              NT$             US$
                                                                              ------------     ------------     ----------
         Current assets
              Unused tax credits                                                   470,956        1,028,885         31,019
              Provision for inventory obsolescence                                  35,141           29,060            876
              Provision for doubtful accounts and sales
                allowance                                                           34,500           73,766          2,224
              Unrealized foreign exchange loss                                       2,292            7,626            230
              Other                                                                129,184          129,139          3,893
                                                                              ------------     ------------     ----------
                                                                                   672,073        1,268,476         38,242
              Valuation allowance                                                 (152,738)         (85,057)        (2,565)
                                                                              ------------     ------------     ----------
                                                                                   519,335        1,183,419         35,677
         Deferred income tax liability - unrealized foreign
           exchange gain                                                           (26,802)         (22,692)          (684)
                                                                              ------------     ------------     ----------
                                                                                   492,533        1,160,727         34,993
                                                                              ============     ============     ==========

         Non-current assets (liabilities)
              Unused tax credits                                                 1,152,528          754,914         22,759
              Accrued pension costs                                                 44,203           57,403          1,731
              Accrued interest on convertible bonds                                229,186          362,663         10,933
              Loss carryforward                                                    260,523           24,645            743
              Others                                                                11,909           83,382          2,514
                                                                              ------------     ------------     ----------
                                                                                 1,698,349        1,283,007         38,680
              Valuation allowance                                                 (589,916)        (343,825)       (10,366)
                                                                              ------------     ------------     ----------
                                                                                 1,108,433          939,182         28,314
                                                                              ------------     ------------     ----------
         Deferred income tax liability
              Investment income                                                   (675,000)      (1,159,500)       (34,956)
              Unrealized foreign exchange gain                                     (56,600)          (7,500)          (226)
              Goodwill amortization                                               (156,952)         (75,744)        (2,283)
              Others                                                              (226,471)        (207,900)        (6,268)
                                                                              ------------     ------------     ----------
                                                                                (1,115,023)      (1,450,644)       (43,733)
                                                                              ------------     ------------     ----------
                                                                                    (6,590)        (511,462)       (15,419)
                                                                              ============     ============     ==========

         In assessing the realizability of deferred tax assets, ASE considered its future taxable earnings and expected timing for the reversal of temporary differences. The valuation allowance is provided to reduce the gross deferred tax assets to an amount which ASE believes will more likely be realized. Deferred tax assets and liabilities are classified in the consolidated balance sheet based on the classification of the related assets or liabilities or the expected timing of the reversal of temporary differences.

         Due to new tax rulings effective in 2000, ASE Test, Inc. is allowed to utilize a greater proportion of its tax credits. As a result, the valuation allowance for non-current deferred tax asset is reversed and credited to income tax benefits.

         The gain on sales of the ASE Test's ordinary shares in 1997 and 1999, as discussed in Note 16, was considered as a permanent difference because management decided to re-invest and not to distribute the gain and, accordingly, no deferred tax liability is recognized.

     d. As of December 31, 2000, unused tax credits of ROC subsidiaries which can be utilized to offset their future income tax are set forth below:

                                                         December 31, 2000
                           ------------------------------------------------------------------------------
                                                 ASE             ASE              ASE
         Year of Expiry         ASE          (Chung-Li)      Material          Test, Inc.         Total
         --------------    ------------     ------------    ------------     ------------    ------------
         2001              $          -     $          -    $          -     $    221,870    $    221,870
         2002                         -                -               -          150,793         150,793
         2003                         -                -               -          221,141         221,141
         2004                   692,982          114,000         119,000          264,013       1,189,995
                           ------------     ------------    ------------     ------------    ------------
                           $    692,982     $    114,000    $    119,000     $    857,817    $  1,783,799
                           ============     ============    ============     ============    ============

         In the ROC, the tax credits may be utilized to reduce up to 50% of income tax payable each year. In the expiring year, any remainder of unused tax credits can be used entirely.

         The Federal and State net operating loss carryforward of ISE Labs, Inc. as of December 31, 2000 are approximately US$2.5 million and US$1.0 million with expiration in 2020 and 2005, respectively.

         A portion of ASE's and ASE Test, Inc.'s income from the manufacture, processing and testing of semiconductors is exempt from income tax for five years ending December 2000 and 2005, respectively. The income of ASE Test Malaysia (during the "pioneer" status tax period) was exempt from income tax for five years through June 1999. ASE Test Malaysia has been granted approval of "hi-tech pioneer" status for an additional five years and is expected to commence the tax holiday retroactively from July 1, 1999. The per share effect of tax holiday is NT$0.3 in 1998, NT$0.4 in 1999, and NT$0.3 (US$0.01) in 2000.

         Income tax returns of ASE and ASE Test, Inc. has been examined by the ROC Tax authorities through 1999 and ASE Materials and ASE Technologies have been examined by the ROC tax authorities through 1998. As a result of the examination by the ROC tax authorities, ASE has recorded and paid additional taxes of NT$40,000 (US$1,206). ASE has appealed the rulings of the ROC tax authorities relating to the aforementioned additional taxes and is awaiting the outcome of the appeal. No additional taxes were required to be paid by ASE Test, Inc. and ASE Materials.

18.  PENSION PLANS

     The consolidated entities (including ASE) in the ROC have pension plans for their regular employees. Retirement benefits are based on the length of service and average salaries or wages of the last six months before retirement. Those entities make monthly contributions, at 2% of salaries and wages, to pension funds which are in the name of, and are administered by, the employee pension plan committee of the respective entities. The changes in the retirement funds are summarized as follows:

                                                                               Year Ended December 31
                                                              ------------------------------------------------------------
                                                                  1998            1999                     2000
                                                              ------------    ------------     ---------------------------
                                                                   NT$             NT$              NT$             US$
                                                              ------------    ------------     ------------     ----------
     Balance, beginning of year                                    145,726         186,412          232,205          7,000
     Contributions                                                  32,358          34,410           92,211          2,780
     Payments                                                       (2,738)           (574)            (435)           (13)
     Interest income                                                11,066          11,957           15,519            468
                                                              ------------    ------------     ------------     ----------
     Balance, end of year                                          186,412         232,205          339,500         10,235
                                                              ============    ============     ============     ==========

     Pension costs for these entities consist of:

                                                                               Year Ended December 31
                                                              ------------------------------------------------------------
                                                                  1998            1999                     2000
                                                              ------------    ------------     ---------------------------
                                                                   NT$             NT$              NT$             US$
                                                              ------------    ------------     ------------     ----------
     Service costs                                                  76,656          56,870          120,528          3,634
     Interest                                                       28,075          23,243           30,234            911
     Projected return on pension assets                            (11,491)        (12,543)         (14,575)          (439)
     Amortization of prior period service cost,
       gain or loss on plan assets, etc.                             6,426           2,689            4,231            127
                                                              ------------    ------------     ------------     ----------
                                                                    99,666          70,259          140,418          4,233
                                                              ============    ============     ============     ==========

     Other pension information based on actuarial calculations of the plan are as follows:

                                                                               Year Ended December 31
                                                              ------------------------------------------------------------
                                                                  1998            1999                     2000
                                                              ------------    ------------     ---------------------------
                                                                   NT$             NT$              NT$             US$
                                                              ------------    ------------     ------------     ----------
     a.  Benefit obligations
              Accumulated benefit obligation                       163,174         209,543          347,107         10,465
              Additional benefits based on future
                salaries                                           196,843         228,743          302,925          9,132
                                                              ------------    ------------     ------------     ----------
              Projected benefit obligation                         360,017         438,286          650,032         19,597
              Fair value of assets                                (188,433)       (211,576)        (311,758)        (9,399)
                                                              ------------    ------------     ------------     ----------
              Funded status                                        171,584         226,710          338,274         10,198
              Unrealized prior service costs                        (7,299)         (6,951)               -              -
              Unrecognized net transition
                obligation                                        (118,034)       (114,468)        (114,550)        (3,453)
              Unrecognized gain (loss) of
                pension assets                                     124,207          92,854           30,580            921
              Additional liability                                       -               -                -              -
              Portion in other current liabilities                  (2,397)         (8,956)          (5,879)          (177)
                                                              ------------    ------------     ------------     ----------
              Accrued pension cost                                 168,061         189,189          248,425          7,489
                                                              ============    ============     ============     ==========

     b.  Vested obligation                                             240           2,162            7,124            215
                                                              ============    ============     ============     ==========
(Forward)




     c.  Actuarial assumption
              Discount rate                                        6.5%-7%         6.5%-7%               6%
              Increase in future salary level                        5%-6%         4%-5.5%            4%-5%
              Expected rate of return on plan
                assets                                             6.5%-7%         6.5%-7%               6%

19.  STOCK OPTION PLANS

     ASE Test has six stock option plans, the 1996 Option Plan (the "Pre-IPO Plan"), the 1996 Executive Management Option Plan (the "1996 Plan"), and the 1997, 1998, 1999 and 2000 Option Plans. Stock options granted under these plans are exercisable for ASE Test ordinary shares based on a vesting schedule over five years until the options expire. Because the exercise price is equal to the market price of the shares on the date of grant, no compensation cost was recognized.

20.  EARNINGS PER SHARE AND ADS

     Primary and fully diluted earnings per share for the years ended December 31, 1998, 1999 and 2000 and are calculated as follows:

     The denominator is the weighted average number of outstanding shares of common stock of 1,780,000,000 and 1,980,000,000 and 2,677,602,508 shares in 1998, 1999 and 2000, respectively. The numerator is the net income with the primary and fully diluted EPS adjustment for the employee stock options of ASE Test.

     Primary and fully diluted earnings per ADS for the years ended December 31, 1998, 1999 and 2000 are calculated as follows:

     The denominator is the above-mentioned weighted average outstanding shares divided by five (one ADS represents five common shares). The numerator is the same as mentioned in the above EPS calculation.

21.  ASSETS PLEDGED OR MORTGAGED

     The following assets have been pledged or mortgaged as first priority collateral for short-term and long-term debts, recruitment of foreign laborers and for tax appeal to the tax authorities:

                                                               December 31
                                              --------------------------------------------
                                                  1999                  2000
                                              ------------     ---------------------------
                                                   NT$              NT$             US$
                                              ------------     ------------     ----------
     Buildings and improvements                          -          710,327         21,415
     Machinery and equipment                     4,427,859        7,487,835        225,741
     Long-term investments                       1,785,323        1,266,164         38,172
     Time deposits                                 428,137          297,079          8,956
     Guarantee deposits - time deposits             55,219           73,599          2,219
                                              ------------     ------------     ----------
                                                 6,696,538        9,835,004        296,503
                                              ============     ============     ==========

     In addition, the total assets of ISE Labs amounting to NT$6,927,897 (US$208,860) as of December 31, 2000, have been pledged as collaterals for its long-term and short-term debts.

22.  COMMITMENTS AND CONTINGENCIES AS OF DECEMBER 31, 2000

     a. ASE, ASE Test, Inc., and ASE Material lease the land on which their buildings are situated under various operating lease agreements with the government expiring on various dates through September 2009. The agreements grant these entities option to renew the leases and reserve the right for the lessor to adjust the lease charges upon an increase in the assessed value of the land and to terminate the leases under certain conditions. ASE Technologies (U.S.A.), Inc. has three operating lease agreements for office facilities. The rental expense for the years ended December 31, 1998, 1999 and 2000 was approximately NT$10,947, NT$59,973 and NT$118,929 (US$3,585), respectively. In addition, ASE and ASE Test, Inc. and ISE Labs also lease equipment under non-cancellable capital lease agreements. The net book value as of December 31, 1999 and 2000 of the equipment acquired under the capital obligations amounted to NT$325,473 and NT$200,429, respectively. The future minimum lease payments under the above-mentioned operating leases are as follows:

     Operating leases                                NT$             US$
     ----------------                           ------------     ----------
         2001                                        275,997          8,321
         2002                                        246,250          7,424
         2003                                        243,367          7,337
         2004                                        241,075          7,268
         Thereafter                                1,044,099         31,477
                                                ------------     ----------
         Total minimum lease payments              2,050,788         61,827
                                                ============     ==========

         The future minimum lease payments under above-mentioned capital leases as of December 31, 2000 are as follows:

                                                        NT$             US$
                                                    -----------     ----------

         Within the following year                       92,155          2,778
         Within the second year                          82,183          2,478
         Within the third year                           23,540            709
                                                    -----------     ----------
         Total minimum lease payments                   197,878          5,965
         Less:  Imputed interest                         17,926)          (540)
                                                    -----------     ----------
         Present value of future lease obligations      179,952          5,425
         Capital lease obligation, current               80,027)        (2,413)
                                                    -----------     ----------
         Capital lease obligation, long-term             99,925          3,012
                                                    ===========     ==========

     b. ASE, ASE Test, Inc., ASE Test Malaysia and ASE Chung Li (since 1999) engage outside sales agencies. Commissions and service fees were paid based on monthly incurred services-related cost and expenses plus 15% or based on 1%-3% (decreased to 1% after July 2000) of net export sales. Commissions paid in 1998, 1999 and 2000 totaled approximately NT$469,613, NT$570,729 and NT$762,159 (US$22,977), respectively.

     c. As of December 31, 2000, commitments to purchase machinery and equipment totaled approximately NT$5,469,766 (US$164,901).

     d. As of December 31, 2000, commitments for construction of buildings totaled approximately NT$682,796 (US$20,585).

     e. ASE entered into technology agreements which will expire in 2019 (with foreign companies) for the procurement of manufacturing technology for certain products. Based on the agreements, ASE shall pay royalties at a specified percentage of sales quantities. Such royalties in 1998, 1999 and 2000 were approximately NT$86,516, NT$112,025 and NT$199,836
         (US$6,025), respectively.

     g. As of December 31, 2000, ASE has endorsed and guaranteed the promissory notes of its subsidiaries and equity investees, as follows:

             Subsidiaries                       NT$             US$
         ------------------------          ------------     ----------
         ASE (Labuan)                         2,648,289         79,840
         ASE Technologies                       132,000          3,980
         ASE Holding                            132,620          3,998
         ASE (Philippines)                    1,823,525         54,975
         ASE Investment                         300,000          9,044
         ASE Material                           714,438         21,539
         ASE Chung Li                         1,713,008         51,643
                                           ------------     ----------
                                              7,463,880        225,019
           Equity Investee
         -----------------------
         HCDC                                   960,000         28,942
                                           ------------     ----------
                                              8,423,880        253,961
                                           ============     ==========

23.  DERIVATIVE FINANCIAL INSTRUMENTS

     Information on derivative transactions are as follows:

     a.  Interest rate swap

         ASE entered into two interest rate swap contracts with a foreign bank, which expired in January and December 1999. Under these contracts, ASE paid interest based on a nomimal principal amount of US$20 million (NT$663 million) and floating interest at a rate of 4.85%-5.19% of LIBOR minus 0.21%-0.25%, whichever was higher. The foreign bank paid interest to ASE based on the same nominal principal and floating interest rate of 3 months' USD LIBOR. The interest settlement was made on net basis. The net interest income from such contracts amounted to NT$3,116 in 1998 and NT$842 in 1999. As of December 31, 2000, there were no outstanding contracts.

     b.  Forward exchange contracts

         ASE Test Malaysia entered into forward contracts to hedge foreign exchange fluctuations associated with foreign currency liabilities. As of December 31, 2000, the outstanding contracts are as follows:

                                 Contract Value                           Carrying
         Forward Contract         (Thousand)       Forward Rate             Value        Fair Value     Maturity Date
         ----------------        --------------   -------------------- --------------- --------------  ---------------
         Purchase                US$         45   3.7909 (US$/RM)        $     0.1       $     0.1     January 4, 2001
         Purchase                US$      3,000   3.7677 (US$/RM)             25.5            25.3     January 4, 2001
         Purchase                JPY     50,000   0.0351 (JPY$/RM)           ( 0.9)          (52.2)    January 4, 2001
         Purchase                US$      3,000   3.7721 (JPY$/RM)            22.0            15.3     January 31, 2001
         Purchase                JPY     50,000   0.0347 (JPY$/RM)             3.5           (29.4)    January 31, 2001
         Purchase                JPY     20,000   0.0333 (JPY$/RM)             8.9               -     February 28, 2001
         Purchase                JPY     30,000   0.0346 (JPY$/RM)             2.7           (10.7)    February 28, 2001

         The gain arising from such contracts based on mark-to-market valuation were approximately NT$78,194 (US$2,357) in 2000.

     c.  European options

         Because ASE and ASE Test, Inc. expect to receive U.S. dollars from export sales and to pay Japanese yen or New Taiwan Dollars for long-term debts, ASE and ASE Test, Inc. entered into foreign currency option contracts to hedge risks of exchange rate fluctuations.

         As of December 31, 2000, the outstanding contract is as follows:

                                                                  Strike Price
               Contract                        Amount                US$/NT$            Maturity Date
         ------------------------          -------------          ------------        -----------------
         Selling US$ call/TWD put          US$20 million          US$1:  NT$34        December 26, 2001

         The loss arising from such contract based on mark-to-market valuation was approximately NT$21,832 (US$658) in 2000.

     d.  Currency and interest rate swap contract

         Because ASE will repay U.S. dollars for long-term bonds payable at maturity, ASE entered into currency and interest rate swap contract to hedge risks of exchange rate fluctuations.

         Under the contract, ASE will pay NT$1,942.5 million (NTD Notional) and receive US$60.7 million (USD Notional) (the Strike Price is US$1:
         NT$32) on November 4, 2002. In addition, ASE will pay interest based on a NTD Notional principal amount of NT$1,942.5 million at 9.7% interest rate and receive interest based on a USD Notional principal amount of US$60.7 million at 6.0685% interest rate on November 4, 2002. The principal and interest settlement are to be made on net basis.

         The gain arising from such contract based on mark-to-market valuation was approximately NT$21,446 (US$647) in 2000.

     e.  Transaction risk

         1)   Credit risk

              ASE is exposed to credit risk in the event of non-performance of the counterparties to forward contracts on maturity. In order to manage this risk, ASE transacts only with financial institutions with good credit ratings. As a result, no material losses resulting from counterparty defaults are anticipated.

         2)   Market risk

              ASE entered into European option and interest rate swap contracts and currency and interest rate swaps to hedge the effects of foreign currency fluctuations on net assets or net liabilities, and the fluctuations in interest rates. Hence, the impact of market risk was reduced.

         3)   Liquidation risk and cash-flow risk

              ASE entered into forward exchange contracts and European option contracts and currency and interest rate swaps to hedge its exposure to the effect of exchange rate fluctuations on net assets or net liabilities. At the maturity of the contracts, ASE has enough operating capital to meet cash requirements, so there is no fund raising risk. Therefore, ASE believes there are no significant exposures to liquidation risk and cash flow risk.


24.  FINANCIAL INSTRUMENTS

                                                                                 December 31
                                                  -----------------------------------------------------------------------
                                                             1999                               2000
                                                   -----------------------  ---------------------------------------------
                                                   Carrying       Fair        Carrying       Fair      Carrying    Fair
                                                    Values       Values        Values       Values      Values    Values
                                                  -----------  -----------  -----------   -----------  --------  --------
     Non-Derivative Financial Instruments             NT$          NT$          NT$           NT$         US$       US$
     Assets
         Cash and cash equivalents                $11,809,112  $11,809,112  $14,166,495   $14,166,495  $427,088  $427,088
         Short-term investments                       216,280      228,864    1,682,679     1,717,617    50,729    51,782
         Notes receivable                             201,042      201,042      219,641       219,641     6,622     6,622
         Accounts receivable - net                  7,262,415    7,262,415    9,040,934     9,040,934   272,563   272,563
         Long-term investments                      9,674,432   19,974,481   10,712,199    10,303,014   322,948   310,612
     Liabilities
         Short-term borrowings                      3,787,647    3,787,647    5,402,597     5,402,597   162,876   162,876
         C/P and B/A payable                        1,703,593    1,703,593    4,281,805     4,281,805   129,087   129,087
         Accounts payable                           3,152,353    3,152,353    3,859,909     3,859,909   116,368   116,368
         Long-term bonds payable                   10,827,663   10,827,663   12,229,179    12,229,179   368,682   368,682
         Long-term debts (included current
           portion)                                12,625,990   12,625,990   13,639,786    13,639,786   411,208   411,208
         Long-term payable for investments
           (included current portion)               5,474,780    5,474,780    4,191,528     4,191,528   126,365   126,365

         The carrying values of cash, notes receivable, accounts receivable, short-term borrowings, C/P and B/A payable, and notes and accounts payable approximate fair values because of the short maturity of these instruments. The fair values of short-term and long-term investments are determined based on market values or net equity values. The fair values of long-term liabilities are determined based on the estimated present value of future cash flows using the interest rates of similar long-term debt instruments which ASE is able to obtain as the discount date. Fair value of long-term debts is carrying value because floating interest rates are applied.

25.  SEGMENT AND GEOGRAPHICAL INFORMATION

     a.  Geographical sales information

         1)   Net revenue:

                                                                        Year Ended December 31
                                                 -------------------------------------------------------------------------
                                                        1998                 1999                       2000
                                                 ------------------   ------------------   -------------------------------
                                                              % of                 % of                              % of
                                                              Total                Total                             Total
                                                     NT$      Sales       NT$      Sales       NT$           US$     Sales
                                                 -----------  -----   -----------  -----   -----------   ----------  -----
              America                             12,331,369    59     18,645,953    57     33,089,214      997,565     65
              Domestic                             6,301,536    31      9,427,343    29     12,639,373      381,048     25
              Europe                                 625,742     3        852,110     3      1,905,646       57,451      4
              Asia and other areas                 1,503,776     7      3,684,155    11      3,259,144       98,256      6
                                                 -----------   ---    -----------   ---    -----------   ----------    ---
                                                  20,762,423   100     32,609,561   100     50,893,377    1,534,320    100
                                                 ===========   ===    ===========   ===    ===========   ==========    ===

         2)   Long-lived assets:

                                                                                    Year Ended December 31
                                                                      ----------------------------------------------------
                                                                           1999                       2000
                                                                      ------------------   -------------------------------
                                                                                  % of
                                                                                  Total
                                                                                  Long-                              % of
                                                                                  Lived                              Total
                                                                          NT$     Assets       NT$           US$     Sales
                                                                      ----------- ------   -----------   ----------  -----
              Domestic                                                 27,849,826    73     43,309,343    1,305,678     72
              Asia                                                      8,567,995    22     14,271,843      430,264     23
              America                                                   1,689,645     5      2,985,014       89,991      5
                                                                      -----------   ---    -----------   ----------    ---
                                                                      38,107,466    100     60,566,200    1,825,933    100
                                                                      ==========    ===    ===========   ==========    ===

     b.  Major customers

         Customer accounting with 10% or more of total revenues are showed below:

                                                                        Year Ended December 31
                                                 -------------------------------------------------------------------------
                                                        1998                 1999                       2000
                                                 ------------------   ------------------   -------------------------------
                                                              % of                 % of                              % of
                                                              Total                Total                             Total
                                                     NT$      Sales       NT$      Sales       NT$           US$     Sales
                                                 -----------  -----   -----------  -----   -----------   ----------  -----
         Motorola, Inc.                            1,508,662     7      5,155,573    16     11,256,760      339,366     22
                                                 ===========   ===    ===========   ===    ===========   ==========    ===

         VIA Technologies Inc.                     1,328,795     6      2,576,155     8      5,185,434      156,329     10
                                                 ===========   ===    ===========   ===    ===========   ==========    ===


     c.  Reported segment information

         ASE has three reportable segments: Packaging, Testing and Investing, each of which requires different development and production. The packaging division packages bare semiconductors into finished semiconductors with enhanced electrical and thermal characteristics. The testing division provides testing services, including front-end engineering testing, wafer probing and final testing services. The investing division is engaged in investing activities. The accounting policies of the segments are the same as those described in Note 2. Segment information for the years ended December 31, 1999 and 2000 is as follows:

                                                  Packaging      Testing        Investing     All other          Total
                                              --------------  -------------   ------------  -------------   -------------
         1998

         Revenue from external customer       NT$ 16,867,404  NT$ 3,286,944   NT$        -  NT$ 1,317,230   NT$21,471,578
         Inter-segment revenues                            -       (155,666)             -       (553,489)       (709,155)
         Interest revenue                            380,470         18,471        186,069         20,387         605,397
         Interest expense                            655,684        149,224        138,439         42,449         985,796
         Net interest revenue (expense)             (275,214)      (130,753)        47,630        (22,062)       (380,399)
         Depreciation and amortization             2,240,323        979,234            116         53,516       3,237,189
         Segment profit                            1,592,322        792,924       (209,595)      (194,370)      1,981,281
         Segment asset                            25,435,533      8,409,405     10,575,845      2,590,684      47,011,467
         Expenditures for segment assets           4,225,601      1,976,084              -      1,246,007       7,447,692

         1999

         Revenue from external customer        NT$24,522,968  NT$ 7,874,728   NT$        -  NT$ 1,207,287   NT$33,604,983
         Inter-segment revenues                            -        (81,530)             -       (913,892)       (995,422)
         Interest revenue                             25,219        227,616         84,567         85,756         423,158
         Interest expense                            714,780        264,939        137,515        352,561       1,469,795
         Net interest revenue (expense)             (689,561)       (37,323)       (52,948)      (266,805)     (1,046,637)
         Depreciation and amortization             2,994,302      2,418,278            140        141,647       5,554,367
         Segment profit                            3,131,508      2,224,801      4,642,002       (935,870)      9,062,441
         Segment asset                            35,318,472     16,203,198     11,840,510     13,968,595      77,330,775
         Expenditures for segment assets           5,617,480      4,808,413              -        671,502      11,097,395

         2000

         Revenue from external customer        NT$38,028,799  NT$12,911,073   NT$        -  NT$ 2,001,604   NT$52,941,476
         Inter-segment revenues                            -       (142,712)             -     (1,905,387)     (2,048,099)
         Interest revenue                            265,737         45,112        182,915         60,416         554,180
         Interest expense                          1,200,236        375,257        461,791         54,954       2,092,238
         Net interest revenue (expense)             (934,499)      (330,145)      (278,876)         5,462      (1,538,058)
         Depreciation and amortization             4,423,814      3,815,237         59,704        295,044       8,593,799
         Segment profit                            6,191,070      3,541,102     (1,125,536)      (203,076)      8,403,560
         Segment asset                            53,385,822     31,155,426     16,810,253      6,989,663     108,341,164
         Expenditures for segment assets          12,412,225     14,720,913              -      4,330,313      31,463,451

         2000

         Revenue from external customer        US$ 1,146,482  US$   389,239   US$        -  US$    60,344   US$ 1,596,065
         Inter-segment revenues                            -         (4,302)             -        (57,443)        (61,745)
         Interest revenue                              8,011          1,360          5,515          1,821          16,707
         Interest expense                             36,184         11,313         13,922          1,657          63,076
         Net interest revenue (expense)              (28,173)        (9,953)        (8,407)           164         (46,369)
         Depreciation and amortization               133,368        115,020          1,800          8,895         259,083
         Segment profit                              186,646        106,756        (33,932)        (6,122)        253,348
         Segment asset                             1,609,461        939,265        506,791         210,722       3,266,239
         Expenditures for segment assets             374,200        443,802              -         130,549        948,551

26.  ACQUISITIONS

     In May 1999, ASE Test acquired 70% equity of ISE Labs, which is engaged in the testing and packaging of semiconductors. The purchase cost, including transaction costs, was approximately US$100.1 million (NT$3,320.3 million), which was paid in May 1999.

     In July 1999, ASE and ASE Test purchased 70% and 30%, respectively, of the interest of the Motorola SPS Businesses. The purchase cost was approximately US$350.1 million (NT$11,612.8 million). As of December 31, 2000, US$223.5 million (NT$7,413.5 million) has been paid and the balance of US$126.6 million (NT$4,199.3 million), plus interest (commencing as of the acquisition date-July 1999) is payable, US$46.7 million (NT$1,549.0) of which is subject to target sales volumes being met for the Motorola SPS Business in Chung Li, Taiwan, based on specified payment dates within three years. ASE believes the contingent payments of US$46.7 million (NT$1,549.0) are determinable beyond a reasonable doubt. As of December 31, 2000, ASE has provided guaranteed letters of credit of US$131,741 (NT$4,369,849) to Motorola. Both acquirees currently provide packaging and testing of semiconductors. A portion of the purchase price was financed through a convertible notes offering completed on June 29, 2000 by ASE Test Finance Limited and fully and unconditionally guaranteed by ASE Test (see Note 13).

     Future payments for investments in Motorola as of December 31, 2000 are as follows:

                                          NT$              US$
                                      ------------     ----------
     Within the following year             773,616         23,323
     Within the second year                772,450         23,288
     Within the third year               2,645,462         79,755
                                      ------------     ----------
                                         4,191,528        126,366
                                      ============     ==========

     The acquisitions of the Motorola SPS Businesses and ISE Labs were accounted for by the purchase method. Assets acquired and liabilities assumed have been recorded at their estimated fair values as of the acquisition date. The purchase prices exceeded the fair value of the net tangible assets by about US$81.9 million for Motorola SPS Businesses and US$76.5 million for ISE Labs, Inc. The purchase cost in excess of fair value of net tangible assets was allocated to various intangible assets, which will be amortized on a straight-line basis over 3 to 38 years.

     The purchase prices and calculation of goodwill for those acquisitions described above are as follows (in millions):

     Acquires                     Purchase Cost     Net Book Value      Excess
     --------                     -------------     --------------    ----------
     ISE Labs                      US$   100.1       US$    23.6      US$   76.5
     Motorola SPS Businesses       US$   350.1       US$   268.2      US$   81.9

     The excess purchase price was allocated as follows (in millions):

                                                                             Motorola SPS
                                                    ISE Labs                  Businesses
                                             -----------------------    ----------------------
                                                 NT$          US$           NT$          US$
                                             -----------    -------     -----------    -------
     Item
     Write-up of land                               82.8        2.5         2,903.3       87.7
     Write-up (write-down) in buildings             92.7        2.8          (380.7)     (11.5)
     Write-up (write-down) in machinery            297.9        9.0          (278.1)      (8.4)
     Deferred tax liability                        188.7       (5.7)              -          -
     Goodwill                                    2,251.1       67.9           466.8       14.1
                                             -----------    -------     -----------    -------
                                                 2,535.8       76.5         2,711.3       81.9
                                             ===========    =======     ===========    =======

     In the first quarter of 2000, ASE Test adjusted its allocation of purchase price by reducing the allocation to land by US$0.2 million, buildings by US$2.3 million, machinery by US$2.3 million, deferred tax liabilities by US$1.9 million and increasing the allocation to goodwill by US$3.8 million because impairment loss incurred arising from the disposition of the packaging operation of ISE Labs subsequent to the acquisition.

     The purchase prices for Motorola SPS Businesses and ISE Labs acquisitions, respectively, are allocated as follows (in millions):

                                      Motorola SPS
                                        Businesses           ISE Labs
                                    ----------------    ----------------
                                           NT$                  NT$
                                      ------------         -----------
     Cash                                1,418.8                135.0
     Accounts receivable                   951.1                448.9
     Other current assets                  216.6                 22.0
     Fixed assets - net                  9,504.9              2,589.7
     Other assets                           81.6                109.9
     Goodwill                              442.6              2,134.5
     Total liabilities                  (1,626.0)            (1,864.6)
     Minority interest                         -               (433.2)
                                      ----------           ----------
                                        10,989.6              3,142.2
                                      ==========           ==========

     The unaudited pro forma consolidated results of operations are presented as if the acquisitions of the Motorola SPS Businesses had been made at the beginning of 1998 and 1999, and in the case of ISE Labs, at the beginning of 1998:

                                                         Year Ended December 31
                                                        ------------------------
                                                           1998          1999
                                                        ----------    ----------
                                                            NT$           NT$
                                                        ----------    ---------

     Revenue                                            46,555,084    49,804,626
     Net income                                          1,926,805     6,937,554
     Earnings per share - outstanding common shares
         Primary                                              0.80          3.46
                                                              ====          ====
         Fully diluted                                        0.80          3.45
                                                              ====          ====
     Earnings per equivalent ADS
         Primary                                              4.01         17.29
                                                              ====         =====
         Fully diluted                                        4.01         17.27
                                                              ====         =====

     The pro forma results of operations include adjustments to give effect to the net decrease in depreciation and the amortization of goodwill related to the increased value of acquired fixed assets and identifiable intangible assets, and interest expense on debt assumed to finance the purchases. The unaudited pro forma information is not necessarily indicative of the results of operations that would have occurred had the purchases been made at the beginning of the periods or the future results of the combined operations.

     The above pro forma consolidated results of operations include the pre-acquisition revenues and net income as follows:

                                    ISE Labs               Motorola SPS Businesses
                           -------------------------    ----------------------------
                              1998          1999            1998          1999
                           -----------   -----------    -------------   ------------
                               NT$           NT$             NT$            NT$
                           -----------   -----------    -------------   ------------
     Net revenues            2,152,538       736,765       23,640,123     17,195,065
     Net income (loss)         154,188        65,167          809,862       (106,946)

     Under the method of consolidation used by the Corporation to consolidate the statement of income of ISE Labs for the year ended December 31, 1999, ISE Labs' full-year 1999 net revenues, cost of revenues and operating expenses are included in the corporation's consolidated statements of income.

27.  SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING
     PRINCIPLES FOLLOWED BY THE CORPORATION AND GENERALLY
     ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES

     The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the Republic of China ("ROC GAAP"), which differ in the following respects from generally accepted accounting principles in the United States ("US GAAP"):

     a.  Pension benefits

         US Financial Accounting Standards (FAS) 87, "Accounting for Pensions", was effective no later than the beginning of the first period for which a US GAAP reconciliation is required. A portion of the unrecognized net transition obligation at the adoption date is to be allocated directly to equity. The adoption date of ASE for US FAS 87 is the beginning of 1987. ROC SFAS 18, which is substantially similar to US FAS 87, was effective in 1996 for listed companies in Taiwan. Therefore, pension expense due to different adoption dates is adjusted.

     b.  Short-term investments

         Under ROC GAAP, marketable equity securities are carried at the lower of aggregate cost or market value, and debt securities at cost. Under US FAS 115, "Accounting for Certain Investments in Debt and Equity Securities", except for debt securities classified as "held-to-maturity securities", investments in debt and equity securities, other than those recorded on the equity method, should be stated at fair value.

         All of the Corporation's short-term investments are classified as trading securities under US GAAP, with gains and losses recognized currently in income. The unrealized holding gain included in earnings under US GAAP were NT$12,584 in 1999 and NT$22,354 (US$674) in 2000.
         All of the Corporation's short-term investments in mutual funds, stock and convertible debt are bought and held principally for the purpose of selling them in the near term.

     c.  Bonuses to employees, directors and supervisors

         According to ROC regulations and the Articles of Incorporation of the ASE, a portion of distributable earnings should be set aside as bonuses to employees, directors and supervisors. Bonuses to directors and supervisors are always paid in cash. However, bonuses to employees may be granted in cash or stock or both. All of these appropriations, including stock bonuses which are valued at par value of NT$10, are charged against retained earnings under ROC GAAP, after such appropriations are formally approved by the board of directors and resolved by the shareholders in the following year. Under US GAAP, such bonuses are charged to income currently in the year earned. Stock issued as part of these bonuses is recorded at fair market value. Since the amount and form of such bonuses are not finally determinable until the board of directors meeting in the subsequent year, the total amount of the aforementioned bonuses ("regular bonuses") is initially accrued based on the management's estimate regarding the amount to be paid based on ASE's Articles of Incorporation. Any difference between the initially accrued amount and the fair market value of the bonuses settled by the issuance of shares is recognized in the year of approval by the board of directors. The management estimates that the regular annual employee bonuses, including cash and stock, will approximate three to four months' salaries and wages.

         Aside from the aforementioned regular bonus plan, ASE decided to grant a special stock bonus to employees in 1997 and 2000 due to excellent profits for ASE in 1997 and 2000. Employees who received the special stock bonus are required to continue working for ASE for an additional three years. Accordingly, the amount of special stock bonuses is being allocated over three years as special compensation expenses in the statement of income.

     d.  Treasury stock

         Under US GAAP, when a subsidiary holds its parent's stock as investments, the stock should be treated as treasury stock and is presented in the consolidated balance sheet as a deduction to shareholders' equity. The capital gain (loss) from sales of treasury stock is added to or deducted from the balance of treasury stock. Under ROC GAAP, such treatment is not required and, as a result, the investment in ASE common shares is presented as a long-term investment in the balance sheets and capital gain (loss) from sale of treasury stock is recognized and included in the statement of income.

     e.  Depreciation of buildings

         Under ROC GAAP, the estimated life of a building can be as long as 40 years based on ROC practices. For US GAAP purposes, an assessment for useful lives of buildings is estimated to be 25 years.

     f.  Excess of book value on transfer of buildings between related parties

         ASE Test, Inc., a consolidated subsidiary, purchased buildings and facilitates from another consolidated subsidiary, ASE Technologies, in 1997. The actual costs purchased from ASE Technologies were based on market value. Such additional payment for the excess of book value of NT$17,667 was capitalized by ASE Test, Inc. as allowed under ROC GAAP. Under US GAAP, transfers of assets from related parties should not be recorded by the transferee at stepped-up values.

     g.  Gain on sales of subsidiary's stock

         The carrying value of stock investments in ASE Test by J&R Holding under ROC GAAP is different from that under US GAAP mainly due to the differences in accounting for bonuses to employees, directors and supervisors. Since parts of such stock investments were sold in 1997 and 1999, the disposal gain (loss) under US GAAP was different from that under ROC GAAP as a result of the difference in carrying values.

     h.  Effects of US GAAP adjustments on equity long-term investment

         The carrying values of equity-basis investments and the investment income (loss) accounted for by the equity method in HCDC, HCKC and USI are reflected in the financial statements under ROC GAAP. The financial statements of these equity investees under ROC GAAP are different from the financial statements had those financial statements been prepared under US GAAP mainly due to the differences in accounting for bonuses to employees, directors and supervisors and deprecation of buildings. Therefore, the investment income (loss) has been adjusted to reflect the differences between ROC and US GAAP in the investees' financial statements.

     i.  Impairment of long-lived assets

         US FAS 121 requires entities to perform separate calculations for assets to be held and used to determine whether recognition of an impairment loss is required, and if so, to measure the impairment. If the sum of expected future cash flows, undiscounted and without interest charges, is less than an asset's carrying value, an impairment loss is recognized; if the sum of the expected future cash flows is greater than an asset's carrying value, an impairment loss can not be recognized. Measurement of an impairment loss is based on the fair value of the asset. US FAS 121 also generally requires long-lived assets and certain identifiable intangibles to be disposed of should be reported at the lower of the carrying value or fair value less cost to sell. Based on an assessment by ASE of the potential impact of U.S. FAS 121, there is no impairment loss as of December 31, 2000 for ASE.

     j.  Stock dividends

         Under ROC GAAP, stock dividends are recorded at par with a charge to retained earnings. Under US GAAP, if the ratio of distribution is less than 25 percent of the same class of shares outstanding, the fair value of the shares issued should be charged to retained earnings. The difference for 1999 stock dividends would be treated as an additional reduction to retained earnings and increase to Capital Surplus amounting to NT$9,580 million.

     The following reconciles net income and shareholders' equity under ROC GAAP as reported in the consolidated financial statements to the approximate net income and shareholders' equity amounts as determined under US GAAP, giving effect to adjustments for the differences listed above.

                                                                            Years Ended December 31
                                                        ------------------------------------------------------------------
                                                            1998              1999                       2000
                                                        -------------     -------------     ------------------------------
                                                             NT$               NT$               NT$               US$
                                                        -------------     -------------     -------------     ------------
     Net income

     Net income based on ROC GAAP                           1,603,961         7,794,666         5,837,149          175,977
                                                        -------------     -------------     -------------     ------------
     Adjustments:
         a.  Pension benefits (cost)                           26,075           (15,799)            5,635              170
         b.  Short - term investments                         (12,973)           12,584            22,354              674
         c.  Bonuses to employees, directors and
               supervisors:
                  Accrued regular bonuses                    (812,960)       (1,089,135)        (929,348)          (28,018)
                  Special stock bonuses                      (433,224)         (577,500)        (929,901)          (28,034)
         d.  Gain from sale of treasury stock                 (42,692)       (1,388,523)               -                -
         e.  Depreciation of building                         (21,718)          (30,731)         (32,127)             (969)
         f.  Excess of book value of building
               transferred between related parties                432               432               432               13
         g.  Capital gain from sale of long-term
               investment                                       7,433            (5,180)                -                -
         h.  Effects for US GAAP adjustments
               on equity long-term
               investments                                    (21,966)         (154,218)          (51,825)          (1,562)
         i.  Effect of US GAAP adjustment on
               income tax                                       4,538             5,691             6,553              197
         j.  Effect of US GAAP adjustments on
               minority interest                                1,944            89,014             1,074               32
                                                        -------------     -------------     -------------     ------------
     Net decrease in net income                            (1,305,111)       (3,153,365)       (1,907,153)         (57,497)
                                                        -------------     -------------     -------------     ------------

     Net income based on US GAAP                              298,850         4,641,301         3,929,996          118,480
                                                        =============     =============     =============     ============

     Earnings per share
         Basic                                                   0.11              1.75              1.47             0.04
                                                        =============     =============     =============     ============
         Diluted                                                 0.08              1.71              1.42             0.04
                                                        =============     =============     =============     ============

     Earnings per ADS
         Basic                                                   0.56              8.75              7.34             0.22
                                                        =============     =============     =============     ============
         Diluted                                                 0.38              8.57              7.10            0.21
                                                        =============     =============     =============    ============

     Number of weighted average shares
       outstanding                                      2,651,524,485     2,651,524,485     2,677,602,508    2,677,602,508
                                                        =============     =============     =============    =============
     Number of ADS                                        530,304,897       530,304,897       535,520,502     535,520,502
                                                        =============     =============     =============    ============

                                                                            Years Ended December 31
                                                        ------------------------------------------------------------------
                                                            1998              1999                       2000
                                                        -------------     -------------     ------------------------------
                                                             NT$               NT$               NT$               US$
                                                        -------------     -------------     -------------     ------------
     Shareholders' equity

     Shareholders' equity based on ROC
       GAAP                                                21,874,808        30,057,036        43,669,214        1,316,527
                                                        -------------     -------------     -------------     ------------
     Adjustments:
         a.   Pension benefits                                (31,996)          (47,794)          (42,159)          (1,271)
         b.   Restatement of short - term
                investments                                         -            12,584            34,938            1,053
         c.   Bonuses to employees,
                directors and supervisors                     (34,300)         (217,827)         (113,600)          (3,425)
         d.   Treasury stocks
              d1. reversal of unrealized loss                 703,865                 -           487,752           14,705
(Forward)



              d2. classification of treasury
                    stock                                  (4,704,995)       (2,922,561)       (2,919,411)         (88,014)
         e.   Effect of US GAAP
                adjustments on useful life                    (64,564)          (95,296)         (127,423)          (3,841)
         f.   Excess of book value of
                building transferred
                between related
                parties                                       (17,055)          (16,623)          (16,191)            (488)
         g.   Restate carrying value of
                subsidiaries' long-term
                investment                                    (42,441)          (47,621)          (47,621)          (1,436)
              h.  Effects of the above
                adjustments on equity
                investment                                    (32,830)         (187,048)         (238,873)          (7,201)
         i.   Effect of US GAAP
                adjustments on income tax                       9,479            15,170            21,723              655
         j.   Effect on US GAAP
                adjustments on minority
                interest                                       15,228            19,667            20,741              625
                                                        -------------     -------------     -------------     ------------
     Net decrease in shareholders' equity                  (4,199,609)       (3,487,349)       (2,940,124)         (88,638)
                                                        -------------     -------------     -------------     ------------

 Approximate shareholders' equity
     based on US GAAP                                      17,675,199        26,569,687        40,729,090        1,227,889
                                                        =============     =============     =============     ============

     Changes in shareholders' equity based
       on US GAAP

     Balance, beginning of year                            18,533,750        17,675,199        26,569,687          801,015
     Convertible bonds converted into
       common shares                                                -                 -            35,653            1,075
     Capital increase in cash through the
       issuance of American Depositary
       Shares                                                       -                 -         4,137,910          124,749
     Net income for the year                                  298,850         4,641,301         3,929,996          118,480
     Adjustment for common shares issued
       as bonuses to employees, directors
       and supervisors                                      1,211,884         1,448,808         1,811,607           54,616
     Translation adjustment for
       subsidiaries                                            97,854          (173,957)          894,255           26,960
     Adjustment from changes in
       ownership percentage of investees                       55,605          (108,046)        3,405,909          102,680
     Unrealized loss on long-term
       investment in shares of stock                                -                 -           (59,077)          (1,781)
     Effect of change in exchange rate                              -                 -             3,150               95
     Purchase of treasury stock                            (2,598,416)                -                 -                -
     Sale of treasury stock                                    32,980         1,782,434                 -                -
     Capital gain from sale of treasury
       stock                                                   42,692         1,303,948                 -                -
                                                        -------------     -------------     -------------     ------------

     Balance, end of year                                  17,675,199        26,569,687        40,729,090        1,227,889
                                                        =============     =============     =============     ============

     A reconciliation of the significant balance sheet accounts to the approximate amounts as determined under US GAAP is as follows:

                                                                                     Years Ended December 31
                                                                          ------------------------------------------------
                                                                               1999                      2000
                                                                          -------------     ------------------------------
                                                                                NT$               NT$               US$
                                                                          -------------     -------------     ------------
     Short-term investments

     As reported                                                                216,280         1,682,679           50,729
     US GAAP adjustments
          Restatement of investments to fair value                               12,584            34,938            1,053
                                                                          -------------     -------------     ------------
     As adjusted                                                                228,864         1,717,617           51,782
                                                                          =============     =============     ============

     Long-term investments

     As reported                                                              9,674,432        10,712,199          322,948
     US GAAP adjustments
          Treasury stock                                                     (2,922,561)       (2,429,131)         (73,233)
          Equity investments                                                   (187,048)         (238,837)          (7,200)
                                                                          -------------     -------------     ------------
     As adjusted                                                              6,564,823         8,044,231          242,515
                                                                          =============     =============     ============

     Buildings and improvement

     As reported                                                              7,304,856         9,390,206          283,093
     US GAAP adjustments
          Effect of US GAAP adjustments on useful life                          (95,296)         (127,423)          (3,841)
          Excess of book value of building transferred
            between related parties                                             (16,623)          (16,191)            (488)
                                                                          -------------     -------------     ------------
     As adjusted                                                              7,192,937         9,246,592          278,764
                                                                          =============     =============     ============

     Other assets

     As reported                                                                952,757         1,275,557           38,455
     US GAAP
          Effect of US GAAP adjustments on income tax                            15,170                 -                -
     Classification of deferred income tax liabilities                           (6,590)                -                -
                                                                         --------------     -------------     ------------
     As adjusted                                                                961,337         1,275,557           38,455
                                                                          =============     =============     ============

     Deferred income tax liabilities - net

     As reported                                                                  6,590           511,462           15,419
     US GAAP
          Effect of US GAAP adjustments on income tax                                 -           (21,723)            (655)
     Classification of deferred income tax assets                                (6,590)                -                -
                                                                         --------------     -------------     ------------
                                                                                      -           489,739           14,764
                                                                          =============     =============     ============

(Forward)



     Consolidated debits

     As reported                                                              5,245,828         4,999,546          150,725
     US GAAP adjustments
          Restated carrying value of subsidiaries'
            long-term investment                                                (47,621)          (47,621)          (1,436)
                                                                          -------------     -------------     ------------
     As adjusted                                                              5,198,207         4,951,925          149,289
                                                                          =============     =============     ============

     Current liabilities

     As reported                                                             17,636,203        25,873,359          780,024
     US GAAP adjustments - bonuses to employees,
       directors and supervisors                                                217,827           113,600            3,425
                                                                          -------------     -------------     ------------
     As adjusted                                                             17,854,030        25,986,959          783,449
                                                                          ==============    ==============    ============

     Accrued pension cost

     As reported                                                                189,189           248,425            7,489
     US GAAP adjustments - pension benefits                                      42,691            42,159            1,271
                                                                          -------------     -------------     ------------
     As adjusted                                                                231,880           290,584            8,760
                                                                          =============     ==============    ============

     As a result of the adjustments presented above, the approximate amounts of total assets based on US GAAP are NT$74,082,790 and NT$105,516,899 (US$3,181,094) as of December 31, 1999 and 2000, respectively.

28.  ADDITIONAL DISCLOSURES REQUIRED BY US GAAP

     ASE is required by SEC Staff Accounting Bulletin No. 74, to disclose the impact recently issued accounting standards will have on its financial statements when adopted in a future period, as well as make certain disclosures about recently issued accounting standards.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("FAS 133"), accounting for derivative instruments and hedging activities. SFAS No.133 has been amended by FAS No.138, issued in June 2000.

     The adoption of FAS 133 is effective commencing January 1, 2001 and ASE will adopt FAS No.133, as amended, in its fiscal year ending December 31, 2001 and does not expect adoption to have a material impact on its financial position or results of operations.

     a.  Pension

         Set forth below is pension information disclosed in accordance with US FAS 132:

                                                                               Years Ended December 31
                                                             -------------------------------------------------------------
                                                                 1998             1999                   2000
                                                             ------------     ------------     ---------------------------
                                                                  NT$              NT$              NT$             US$
                                                             ------------     ------------     ------------     ----------
         Components of net periodic benefit
           cost
                 Service cost                                      59,531           81,240          120,528          3,634
                 Interest cost                                     19,569           23,796           30,241            912
                 Expected return on plan assets                   (13,023)         (12,242)         (14,575)          (440)
                 Amortization of prior service
                   cost                                               777              642                8              -
                                                             ------------     ------------     ------------     ----------
         Net periodic benefit cost                                 66,854           93,436          136,202          4,106
                                                             ============     ============     ============     ==========

                                                                               Years Ended December 31
                                                             -------------------------------------------------------------
                                                                 1998             1999                   2000
                                                             ------------     ------------     ---------------------------
                                                                  NT$              NT$              NT$             US$
                                                             ------------     ------------     ------------     ----------
         Changes in benefit obligation
                 Benefit obligation at beginning of
                   year                                           286,215          359,510          465,674         14,039
                 Service cost                                      57,234           79,410          120,528          3,633
                 Interest cost                                     18,604           23,369           30,241            912
                 Actuarial gain                                         -            3,586           34,025          1,026
                 Benefits paid                                     (2,543)            (201)            (436)           (13)
                                                             ------------     ------------     ------------     ----------
         Benefit obligation at end of year                        359,510          465,674          650,032         19,597
                                                             ------------     ------------     ------------     ----------

         Change in plan assets
                 Fair value of plan assets at
                   beginning of year                              127,275          165,155          208,289          6,279
                 Actual return on plan assets                      11,153           10,790           12,408            374
                 Employer Contribution                             29,270           32,545           91,476          2,758
                 Benefits paid                                     (2,543)            (201)            (436)           (13)
                                                             ------------     ------------     ------------     ----------
                                                                  165,155          208,289          311,737          9,398
                                                             ------------     ------------     ------------     ----------
         Funded Status                                            194,355          257,385          338,295         10,199
         Unrecognized actuarial loss                               (8,214)         (16,549)         (45,795)        (1,381)
                                                             ------------     ------------     -------------    -----------

         Net amount recognized (recognized as
           accrued pension cost)                                  186,141          240,836          292,500          8,818
                                                             ============     ============     ============     ==========

         Actuarial assumptions:
                                                                                                         1998~2000
                                                                                                         ---------
         Discount rate                                                                                        6.5%
         Rate of compensation increase                                                                     4.0%~5.5%
         Expected return on plan assets                                                                       6.5%

         ASE has no other post-retirement or post-employment benefit plans.

     b.  Short-term investments

         At December 31, 2000, certain investments carried at cost under ROC GAAP were restated under US FAS 115:

                                                                           December 31
                               ----------------------------------------------------------------------------------------------------
                                              1999                                                2000
                               ----------------------------------   ---------------------------------------------------------------
                                                       Unrealized                        Unrealized                      Unrealized
                                 Carrying     Fair       Holding    Carrying    Fair       Holding   Carrying  Carrying    Holding
                                  Value       Value       Gains       Value     Value       Gains     Value     Value       Gains
                                 --------   --------   ----------   --------   --------  ----------  --------  --------  ----------
                                    NT$        NT$         NT$        NT$         NT$        NT$       US$        US$       US$
                                 --------   --------    --------    --------   --------   --------   --------  --------    ------
         Short-term investments
           (Note 3)               216,280    228,864      12,584   1,682,679  1,717,617     34,938     50,729    51,782     1,053

     c.  Income taxes expense (benefit)

                                                                                Year Ended December 31
                                                            --------------------------------------------------------------
                                                                1998              1999                  2000
                                                            ------------      ------------     ---------------------------
                                                                 NT$               NT$              NT$             US$
                                                            ------------      ------------     ------------     ----------
         Income tax currently payable                            160,144           583,550        1,080,704         32,581
         Deferred                                               (272,049)         (161,128)        (158,691)        (4,784)
         Income tax on undistributed earnings
           generated in 1998                                           -            44,539          147,379          4,443
         Adjustment of prior years' income
           taxes                                                 (43,410)          (13,109)         (10,177)          (307)
                                                            ------------      ------------     ------------     ----------
                                                                (155,315)          453,852        1,059,215         31,933
                                                            ============      ============     ============     ==========

         Reconciliation between the income tax calculated on pretax financial statement income based on the statutory tax rate and the income tax expense (benefit) which conforms to US GAAP is as follows:

                                                                                Year Ended December 31
                                                            --------------------------------------------------------------
                                                                1998              1999                  2000
                                                            ------------      ------------     ---------------------------
                                                                 NT$               NT$              NT$             US$
                                                            ------------      ------------     ------------     ----------
         Income tax at statutory rate                       $    491,610      $  2,406,503     $  2,732,461     $   82,377
         Add (less) tax effects of:
               Permanent differences
                      Tax-exempt income
                           -  Tax holiday                       (508,822)       (1,163,516)        (700,749)       (21,126)
                           -  Gain from sale of
                                securities                       (38,935)         (653,493)         (51,415)        (1,550)
                      Unamortized expense for
                        issuance of GDS                           (4,770)                -                -              -
                      Bonus to employee and
                        directors                                311,546           416,659          464,812         14,013
                      Other                                        8,734            35,408         (133,158)        (4,014)

(Forward)

-53-6


         Tax credits
               Utilized                                         (138,923)         (401,525)      (1,231,247)       (37,119)
               Deferred                                         (650,317)         (431,695)         155,081          4,675
               Provision for (reversal of)
                 valuation allowance                             417,972           214,081         (313,772)        (9,459)
         Income taxes (10%) on undistributed
           earnings generated in 1998                                  -            44,539          147,379          4,443
         Adjustment of prior year's income tax                   (43,410)          (13,109)         (10,177)          (307)
                                                            ------------      ------------     ------------     ----------
         Income tax expense                                     (155,315)          453,852        1,059,215         31,933
                                                            ============      ============     ============     ==========

         The abovementioned taxes on pretax accounting income at the statutory rates for domestic and foreign entities are shown below:

                                                                                         Year Ended December 31
                                                                              ---------------------------------------------
                                                                                  1999                    2000
                                                                              ------------     ----------------------------
                                                                                   NT$               NT$            US$
                                                                              ------------     ------------     -----------
         Domestic entities in ROC (25% statutory rate)                        $  1,853,314     $  2,064,193     $   62,231
         Foreign entities
              ASE Korea Inc. (30.8% statutory rate)                                 55,770            2,153             65
              ISE Labs, Inc. (33% statutory rate)                                  163,240          439,169         13,240
              ASE Test Malaysia (30% statutory rate)                               281,714          226,946          6,842
                                                                              ------------     ------------     ----------
                                                                              $  2,354,038     $  2,732,461     $   82,378
                                                                              ============     ============     ==========

     d.  Stock option plans

         ASE Test has six stock option plans, the 1996 Option Plan ("Pre-IPO Plan"), the 1996 Executive Management Option Plan ("1996 Plan"), the 1997 Option Plan, the 1998 Option Plan, the 1999 Option Plan and the 2000 Option Plan. The Pre-IPO Plan provided for grants of option, which are currently exercisable, to ASE Test's directors, officers, employees and independent consultants to purchase 1,500,000 shares at US$2.0625 (NT$68.41) per share. Up to 10,000,000 shares, 3,200,000 shares, 1,600,000 shares, 2,000,000 shares and 12,000,000 shares have been reserved for issuance under the 1996, 1997, 1998, 1999 and 2000 Option Plans, respectively.

         The 1996, 1997, 1998, 1999 and 2000 Option Plans granted the following stock options to purchase ASE Test's ordinary shares, which are exercisable based on a vesting schedule over a period of five years until the expiration of options, to directors, officers, key employees and independent consultants.

         If any granted shares are forfeited, the shares may be granted again, to the extent of any such forfeiture.

                                                                                                            Weight
                                                                                                            Average
                                                                                                           Remaining
                                                                                                          Life as of
                                                                                                         December 31,
           Stock Option Plans                   Exercise Price          Number of Shares Granted          2000 (Years)
         -----------------------------        -----------------------   ------------------------         -------------
                                                 US$             NT$
         1996 Option Plan
               I     R&F 2                     3                 100            40,000                        0.7
               II    DIR/R&F                   3.5               116         7,750,000                        0.4
               III   R&F 3                     5                 166            12,000                        1.0
               IV    R&F 4                     5.46875           181         2,010,000                        1.2
               V     C961                     14                 464           163,200                        1.9
               VI    C962                     13.4375            446            45,800                        2.8
               VII   R&F 5                    20                 663           187,500                        3.6
               VIII  C963                     25                 829            34,900                        4.3
         1997 Option Plan
               I     P971                      9.5625            317         2,720,000                        1.5
               II    C971                     14                 464            16,000                        1.9
               III   C972                     13.4375            446            16,600                        2.8
               IV    P972                     20                 663           480,000                        3.6
               V     C973                     25                 829            16,100                        4.3
         1998 Option Plan
               I  )  P981                     11                 365         1,269,680                        2.7
               II    P982                     20                 663           325,000                        3.6
               III   C981                     25                 829             9,000                        4.3
         1999 Option Plan
          (cent)(1)  P991 and P992            20                 663         1,750,000                        8.6
               II    C991 and P994            25                 829           352,000                        9.3
         2000 Option Plan                Not applicable    Not applicable      None                           None

         The exercise price of each option was equal to the stock's market price on the date of grant and all options will expire after five years, except for options granted under the 1999 Option Plan, which will expire after ten years.

         FAS 123, "Stock-Based Compensation" ("FAS 123") effective in 1996, establishes accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. Under FAS 123, ASE Test has elected to continue using the intrinsic value-based method and provide pro forma disclosures of net income and earnings per share as if the fair value accounting provisions of this statements had been adopted.

         ASE has computed for pro forma disclosure purposes the fair value of each option grant, as defined by FAS 123, using the Black-Scholes option pricing model with the following assumptions:

                                     Pre-IPO Plan       1996 Plan         1997 Plan          1998 Plan        1999 Plan
                                     ------------   ----------------   ----------------   ----------------   -----------
         Risk free interest rate         5.41%            6.61%          4.29-6.61%          4.56-6.61%       6.01-6.75%
         Expected dividend
           yield                           0%               0%               0%                  0%               0%
         Expected lives                1.5 years       3.4-4 years      3.4-3.8 years       3.4-3.8 years       5 years
         Volatility                      54.64%           54.64%           54.64%            55.53-82.08%       55.53%

         For purposes of pro forma disclosure, the estimated fair value of the options are amortized to expense over the option rights vesting periods. Had ASE Test recorded compensation costs based on the estimated grant date fair value, as defined by FAS 123, ASE's net income under US GAAP would have been reduced to the pro forma amounts below.

                                                                                Year Ended December 31
                                                            --------------------------------------------------------------
                                                                1998              1999                     2000
                                                            ------------      ------------     ---------------------------
                                                                 NT$              NT$               NT$             US$
                                                            ------------      ------------     ------------     ----------
         Net income based on US GAAP                             298,850         4,641,301        3,929,996        118,480
         Pro forma net income                                    109,497         4,479,803        3,682,196        111,010
         Pro forma EPS     - Basic                                  0.06              2.26             1.38           0.04
                                                                    ====              ====             ====           ====
                           - Diluted                                0.04              2.21             1.33           0.04
                                                                    ====              ====             ====           ====

     e. According to FAS 130, the statement of comprehensive income for the years ended December 31, 1999 and 2000 are present below:

                                                                                Year Ended December 31
                                                            --------------------------------------------------------------
                                                                1998              1999                     2000
                                                            ------------      ------------     ---------------------------
                                                                 NT$              NT$               NT$             US$
                                                            ------------      ------------     ------------     ----------
         Net income based on US GAAP                             298,850         4,641,301        3,929,996        118,480
         Translation adjustment on subsidiaries -
           net of income tax expense of NT$24,463
           in 1998 and income tax benefit of NT$43,489
           in 1999 and income tax expense of
           NT$223,564 in 2000                                     73,391          (130,468)         670,691         20,220
                                                            ------------      ------------     ------------     ----------
         Comprehensive Income                                    372,241         4,510,833        4,600,687        138,700
                                                            ============      ============     ============     ==========

     f.  Consolidation

         The 1999 net revenues, cost of revenues and operating expense of ISE Labs before the date of acquisition in the amounts of NT$736,765 (US$22,212) NT$475,250 (US$14,328) and NT$117,880 (US$3,554),
         respectively, were consolidated in the 1999 consolidated financial statements. The net revenues for the pre-acquisition period only represented 2% of the ASE's consolidated net revenues in 1999 and such presentation has no impact on the 1999 consolidated net income and shareholders' equity under US GAAP. If the results of ISE Labs were consolidated from the date of acquisition, the net revenues, gross profit and income from operation of 1999 consolidated statement of income will be NT$31,872,796, NT$8,388,480 and NT$4,704,924.

     g.  US GAAP cash flow information

         The following represents the major caption of cash flow under US GAAP pursuant to SFAS No. 95:

                                                                                      Years Ended December 31
                                                                          ------------------------------------------------
                                                                               1999                    2000
                                                                          -------------     ------------------------------
                                                                               NT$               NT$               US$
                                                                          -------------     -------------     ------------
         Cash flows
               Net cash provided by operating activities                      6,988,434        17,491,335          527,324
               Net cash used in investing activities                        (14,953,647)      (33,550,389)      (1,011,468)
               Net cash provided by financing
                 activities                                                  11,768,774        17,734,240          534,647
                                                                          -------------     -------------     ------------
               Net increase in cash                                           3,803,561         1,675,186           50,503
               Cash, beginning of year                                        8,173,901        11,809,112          356,018
               Effect of exchange rate changes in cash                         (168,350)          682,197           20,567
                                                                          -------------     -------------     ------------
                                                                             11,809,112        14,166,495          427,088
                                                                          =============     =============     ============

         The significant reclassifications for US GAAP cash flow statement pertain to the following:

         1) the effect of exchange rate changes on cash is shown in the reconciliation of the beginning balance and ending balance of cash (as opposed to operating activities under ROC GAAP)

         2) compensation to directors and supervisors and bonuses to employees is shown in the operating activity under US GAAP (as opposed to financing activities under ROC GAAP)

         3) proceeds from sales of treasury stock and purchases of treasury stock are shown in the financing activities under US GAAP (as opposed to investing activities under ROC GAAP).

                 SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS

                                                                   Additions
                                                         ------------------------------
                                                               (1)               (2)
                                         Balance at        Charged to         Charged to
                                         beginning          costs and           other                      Balance at
         Description                      of year           expenses           accounts      Deductions    end of year
-------------------------------       ----------------   ---------------   ---------------   -----------   ------------
2000
Allowance for doubtful
  accounts                            NT$     187,162    NT$     148,834   NT$           -   NT$ (21,753)  NT$  314,243
Allowance for sales
  allowances                                   47,092              6,624                 -       (15,040)        38,676
Allowance for obsolescence                    176,205            115,928                 -      (137,072)       155,061


1999
Allowance for doubtful
  accounts                                     84,708            109,263                 -        (6,809)       187,162
Allowance for sales
  allowances                                   53,000                  -                 -        (5,908)        47,092
Allowance for obsolescence                    199,018             50,566                 -       (73,379)       176,205


1998
Allowance for doubtful
  accounts                                     80,419              2,944             1,345             -         84,708
Allowance for sales
  allowances                                   12,500             40,500                 -             -         53,000
Allowance for obsolescence                    203,276            106,708                 -      (110,966)       199,018


                                     -58-

Item 19.  Exhibits.

     1. (a) Memorandum and Articles of Association of the Registrant (incorporating all amendments as of July 11, 2000) (incorporated by reference to Exhibit 3.1 to the Company's registration statement on Form F-1 (file no. 333-44622) (the "Form F-1")).

     2. (a) Amended and Restated Deposit Agreement among ASE Inc., Citibank N.A., as depositary, and Holders and Beneficial Holders of American Depositary Shares evidenced by American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt (incorporated by reference to Exhibit 4.1 to the Form F-1).

          (b) Form of Underwriting Agreement (incorporated by reference to
              Exhibit 1.1 to the Form F-1).

     4. (a) Stock Purchase Agreement dated as of March 15, 1999 between ASE Test Limited and the Selling Shareholder relating to the purchase and sale of 12,250,000 shares of Common Stock of ISE Labs, Inc. (incorporated by reference to Exhibit 10.1 of ASE Test Limited's registration statement on Form F-3 (File No. 333-10892) which was declared effective by the SEC on December 22, 1999 (the "ASE Test 1999 Registration Statement")).

          (b) Asset Purchase Agreement dated as of July 3, 1999 among ASE (Chung Li) Inc., ASE Inc., Motorola Electronics Taiwan, Ltd. and Motorola, Inc. (incorporated by reference to Exhibit 10.2 to the ASE Test 1999 Registration Statement).

          (c) Stock Purchase Agreement dated as of July 3, 1999 among ASE Investment (Labuan) Inc., ASE Inc., Motorola Asia Ltd. and Motorola, Inc. relating to the purchase and sale of 100% of the Common Stock of Motorola Korea Ltd. (incorporated by reference to
              Exhibit 10.3 to the ASE Test 1999 Registration Statement).

          (d) Manufacturing Services Agreement dated as of July 3, 1999 among Motorola, Inc., ASE Inc. and ASE (Chung Li) Inc. (incorporated by reference to Exhibit 10.4 to the Form F-1).

          (e) Manufacturing Services Agreement dated as of July 3, 1999 among Motorola, Inc., ASE Inc. and ASE (Korea) Inc. (incorporated by reference to Exhibit 10.5 to the Form F-1).

          (f) BGA Immunity Agreement dated as of January 25, 1994 between ASE Inc. and Motorola, Inc. (incorporated by reference to Exhibit
              10.6 to the Form F-1).

          (g) Land Lease effective October 1, 1999 until September 30, 2009 between ASE Inc. and the Nantze Export Processing Zone (incorporated by reference to Exhibit 10.14 to the Form F-1).

          (h) Land Lease effective September 1, 1999 until August 30, 2009 between ASE Inc. and the Nantze Export Processing Zone (incorporated by reference to Exhibit 10.15 to the Form F-1).

          (i) Land Lease effective April 1, 1998 until March 31, 2008 between ASE Inc. and the Nantze Export Processing Zone (incorporated by reference to Exhibit 10.16 to the Form F-1).

          (j) Land Lease effective October 1, 1997 until September 30, 2007 between ASE Inc. and the Nantze Export Processing Zone (incorporated by reference to Exhibit 10.17 to the Form F-1).

          (k) Land Lease effective October 1, 1997 until September 30, 2007 between ASE Inc. and the Nantze Export Processing Zone (incorporated by reference to Exhibit 10.18 to the Form F-1).

          (l) Land Lease effective August 1, 1997 until July 31, 2007 between ASE Inc. and the Nantze Export Processing Zone (incorporated by reference to Exhibit 10.19 to the Form F-1).

          (m) Land Lease effective January 1, 1996 until December 31, 2005 between ASE Inc. and the Nantze Export Processing Zone (incorporated by reference to Exhibit 10.20 to the Form F-1).

          (n) Land Lease effective January 1, 1995 until October 31, 2005 between ASE Inc. and the Nantze Export Processing Zone (incorporated by reference to Exhibit 10.21 to the Form F-1).

          (o) Land Lease effective October 1, 1999 until September 30, 2009 between ASE Inc. and the Nantze Export Processing Zone (incorporated by reference to Exhibit 10.14 to the Form F-1).

          (p) Land Lease effective July 1, 1995 until June 30, 2005 between ASE Inc. and the Nantze Export Processing Zone (incorporated by reference to Exhibit 10.22 to the Form F-1).

          (q) Land Lease effective July 1, 1995 until June 30, 2005 between ASE Inc. and the Nantze Export Processing Zone (incorporated by reference to Exhibit 10.23 to the Form F-1).

          (r) Land Lease effective August 1, 1994 until July 31, 2004 between ASE Inc. and the Nantze Export Processing Zone (incorporated by reference to Exhibit 10.24 to the Form F-1).

          (s) Land Lease effective April 6, 1994 until April 5, 2004 between ASE Inc. and the Nantze Export Processing Zone (incorporated by reference to Exhibit 10.25 to the Form F-1).

          (t) Exchange Agency Agreement between ASE Inc. and Citibank, N.A., as exchange agent (incorporated by reference to Exhibit 10.26 to the Form F-1).

          (u) License Agreement dated as of January 16, 2001 between 1st Silicon (Malaysia) Sdn. Bhd. and ASE Electronics (M) Sdn. Bhd.

          (v) Service Agreement dated as of July 1, 2000 between ASE Electronics (M) Sdn. Bhd. and ASE (U.S.) Inc.

          (w) Service Agreement dated as of July 1, 2000 between ASE Test Inc. and ASE (U.S.) Inc.

          (x) Service Agreement dated as of July 1, 2000 between ASE (Korea) Inc. and ASE (U.S.) Inc.

          (y) Service Agreement dated as of July 1, 2001 between ASE (Chung-Li) Inc. and ASE (U.S.) Inc.

          (z) Service Agreement dated as of July 1, 2001 between Advanced Semiconductor Engineering, Inc. and ASE (U.S.) Inc.

          (aa) Commission Agreement dated as of July 1, 2000 between ASE Electronics (M) Sdn. Bhd. and Gardex International Limited.

          (bb) Commission Agreement dated as of July 1, 2000 between ASE Test Inc. and Gardex International Limited.

          (cc) Commission Agreement dated as of July 1, 2000 between ASE (Korea) Inc. and Gardex International Limited.

          (dd) Commission Agreement dated as of July 1, 2000 between ASE (Chung
               Li) Inc. and Gardex International Limited.

          (ee) Commission Agreement dated as of July 1, 2000 between Advanced Semiconductor Engineering, Inc. and Gardex International Limited.

          (ff) Land Lease effective July 1, 2000 until June 30, 2010 between ASE Inc. and the Nantze Export Processing Zone.

          (gg) Land Lease effective July 1, 2000 until June 30, 2010 between ASE Inc. and the Nantze Export Processing Zone.

          (hh) Land Lease effective October 1, 2000 until September 30, 2010 between ASE Inc. and the Nantze Export Processing Zone.

          (ii) Land Lease effective March 16, 2001 until March 15, 2011 between ASE Inc. and the Nantze Export Processing Zone.

          (jj) Land Lease effective March 1, 2001 until February 28, 2011 between ASE Inc. and the Nantze Export Processing Zone.

          (kk) First Amendment to Lease Agreement dated June 7, 2000 between ISE Labs, Inc. and RND Funding Company, Inc.

          (ll) Sub-lease Agreement dated October 3, 2000 between ISE Labs Singapore Pte Ltd and Wan Tien Realty (Pte) Ltd.

          (mm) Sub-lease Agreement dated June 3, 1999 between ISE Labs Singapore Pte Ltd and Wan Tien Realty (Pte) Ltd.

          (nn) Sublease Agreement dated June 2000 between ISE Labs, Inc. and Cirrus Logic, Inc.

          (oo) Sublease Agreement dated June 2000 between ISE Labs, Inc. and Cirrus Logic, Inc.

          (pp) Tenancy Agreement dated April 1, 1999 between ISE Labs (HK) Limited and Hing Seng Plastic Factory Limited

          (qq) Lease dated September 28, 2000 between ISE Labs Hong Kong Limited and Shinano Kenshi (HK) Co., Ltd.

          (rr) Lease dated October 20, 2000 between ISE Labs Hong Kong and Bless Silver Development Limited.

          (ss) Lease Agreement between ASE Test Malaysia and Penang Development Corporation (incorporated by reference to Exhibit 2(c) to ASE Test Limited's annual report on Form 20-F for the year ended December 31, 1997).

          (tt) Sale and Purchase Agreement between Afasia Knitting Factory (Malaysia) Sdn. Bhd. and ASE Electronics (M) Sdn. Bhd. dated February 24, 1997

     8.   List of Subsidiaries

     The Company agrees to furnish to the Securities and Exchange Commission upon request a copy of any instrument which defines the rights of holders of long-term debt of the Company and its consolidated subsidiaries.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      ADVANCED SEMICONDUCTOR ENGINEERING, INC.


                                      By: /s/ JOSEPH TUNG
                                         ---------------------------------------
                                         Joseph Tung
                                         Chief Financial Officer


Date: June 28, 2001

EXHIBITS INDEX


                                                                   Sequentially
Exhibit                                                              Numbered
Number                                  Description                     Page
-------                                 -----------                ------------

 4(u)     License Agreement dated as of January 16, 2001 between
          1st Silicon (Malaysia) Sdn. Bhd. and ASE Electronics
          (M) Sdn. Bhd.

 4(v)     Service Agreement dated as of July 1, 2000 between ASE
          Electronics (M) Sdn. Bhd. and ASE (U.S.) Inc.

 4(w)     Service Agreement dated as of July 1, 2000 between ASE
          Test Inc. and ASE (U.S.) Inc.

 4(x)     Service Agreement dated as of July 1, 2000 between ASE
          (Korea) Inc. and ASE (U.S.) Inc.

 4(y)     Service Agreement dated as of July 1, 2001 between ASE
          (Chung-Li) Inc. and ASE (U.S.) Inc.

 4(z)     Service Agreement dated as of July 1, 2001 between
          Advanced Semiconductor Engineering, Inc. and ASE (U.S.)
          Inc.

 4(aa)    Commission Agreement dated as of July 1, 2000 between
          ASE Electronics (M) Sdn. Bhd. and Gardex International
          Limited.

 4(bb)    Commission Agreement dated as of July 1, 2000 between
          ASE Test Inc. and Gardex International Limited.

 4(cc)    Commission Agreement dated as of July 1, 2000 between
          ASE (Korea) Inc. and Gardex International Limited

 4(dd)    Commission Agreement dated as of July 1, 2000 between
          ASE (Chung Li) Inc. and Gardex International Limited.

 4(ee)    Commission Agreement dated as of July 1, 2000 between
          Advanced Semiconductor Engineering, Inc. and Gardex
          International Limited.

 4(ff) Land Lease effective July 1, 2000 until June 30, 2010 between ASE Inc. and the Nantze Export Processing Zone.

 4(gg) Land Lease effective July 1, 2000 until June 30, 2010 between ASE Inc. and the Nantze Export Processing Zone.

 4(hh)    Land Lease effective October 1, 2000 until September
          30, 2010 between ASE Inc. and the Nantze Export
          Processing Zone.

 4(ii)    Land Lease effective March 16, 2001 until March 15,
          2011 between ASE Inc. and the Nantze Export Processing
          Zone.

 4(jj)    Land Lease effective March 1, 2001 until February 28,
          2011 between ASE Inc. and the Nantze Export Processing
          Zone.

 4(kk) First Amendment to Lease Agreement dated June 7, 2000 between ISE Labs, Inc. and RND Funding Company, Inc.

                                                                   Sequentially
Exhibit                                                              Numbered
Number                                  Description                     Page
-------                                 -----------                ------------

 4(ll)    Sub-lease Agreement dated October 3, 2000 between ISE
          Labs Singapore Pte Ltd and Wan Tien Realty (Pte) Ltd.

 4(mm)    Sub-lease Agreement dated June 3, 1999 between ISE Labs
          Singapore Pte Ltd and Wan Tien Realty (Pte) Ltd.

 4(nn)    Sublease Agreement dated June 2000 between ISE Labs,
          Inc. and Cirrus Logic, Inc.

 4(oo)    Sublease Agreement dated June 2000 between ISE Labs,
          Inc. and Cirrus Logic, Inc.

 4(pp)    Tenancy Agreement dated April 1, 1999 between ISE Labs
          (HK) Limited and Hing Seng Plastic Factory Limited.

 4(qq)    Lease dated September 28, 2000 between ISE Labs Hong
          Kong Limited and Shinano Kenshi (HK) Co., Ltd.

 4(rr) Lease dated October 20, 2000 between ISE Labs Hong Kong and Bless Silver Development Limited.

 4(tt)    Sale and Purchase Agreement between Afasia Knitting
          Factory (Malaysia) Sdn. Bhd. and ASE Electronics (M)
          Sdn. Bhd. dated February 24, 1997.

   8      List of Subsidiaries.