Form 20-F
period 2003-12-31
ADVANCED SEMICONDUCTOR ENGINEERING INC
filed 2004-06-30
CIK 1122411

As filed with the Securities and Exchange Commission on June 30, 2004
================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR
|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2003

                                       OR
|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

                                      None

 Securities registered or to be registered pursuant to Section 12(g) of the Act:
  Title of Each Class              Name of Each Exchange on which Registered
  -------------------              -----------------------------------------
Common Shares, par value                  The New York Stock Exchange*
     NT$10.00 each

     *Traded in the form of American Depositary Receipts evidencing American
             Depositary Shares, each representing five Common Shares
                                (Title of Class)

    Securities for which there is a reporting obligation pursuant to Section
                                15(d) of the Act:

                                      None
                                (Title of Class)

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

               3,580,280,000 Common Shares, par value NT$10 each

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

          Yes  X     No
              ---       ---
     Indicate by check mark which financial statement item the Registrant has elected to follow.

          Item 17        Item 18  X
                  ---            ---

                                Table of Contents
                                -----------------

                                                                            Page
                                                                            ----

USE OF CERTAIN TERMS..........................................................1
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS.............................1
PART I........................................................................2
      Item 1.  Identity of Directors, Senior Management and Advisers..........2
      Item 2.  Offer Statistics and Expected Timetable........................2
      Item 3.  Key Information................................................2
                SELECTED FINANCIAL DATA.......................................2
                CAPITALIZATION AND INDEBTEDNESS...............................5
                REASON FOR THE OFFER AND USE OF PROCEEDS......................5
                RISK FACTORS..................................................5
      Item 4.  Information on the Company....................................19
                HISTORY AND DEVELOPMENT OF THE COMPANY.......................19
                BUSINESS OVERVIEW............................................21
                ORGANIZATIONAL STRUCTURE.....................................40
                PROPERTY, PLANTS AND EQUIPMENT...............................43
      Item 5.  Operating and Financial Review and Prospects..................45
                OPERATING RESULTS AND TREND INFORMATION......................45
                LIQUIDITY AND CAPITAL RESOURCES..............................59
                RESEARCH AND DEVELOPMENT.....................................62
                OFF-BALANCE SHEET ARRANGEMENTS...............................63
                TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS................63
      Item 6.  Directors, Senior Management and Employees....................64
                DIRECTORS AND SENIOR MANAGEMENT AND BOARD PRACTICES..........64
                COMPENSATION.................................................67
                EMPLOYEES....................................................68
                SHARE OWNERSHIP..............................................69
      Item 7.  Major Shareholders and Related Party Transactions.............70
                MAJOR SHAREHOLDERS...........................................70
                RELATED PARTY TRANSACTIONS...................................71
      Item 8.  Financial Information.........................................73
                CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION......73
                LEGAL PROCEEDINGS............................................73
                DIVIDENDS AND DIVIDEND POLICY................................74
                SIGNIFICANT CHANGES..........................................75
      Item 9.  The Offer and Listing.........................................75
                OFFER AND LISTING DETAILS....................................75
                PLAN OF DISTRIBUTION.........................................77
                MARKETS......................................................77
                SELLING SHAREHOLDERS.........................................77
                DILUTION.....................................................77
                EXPENSES OF THE ISSUE........................................77
      Item 10.  Additional Information.......................................77
                SHARE CAPITAL................................................77
                ARTICLES OF INCORPORATION....................................78
                MATERIAL CONTRACTS...........................................83
                EXCHANGE CONTROLS............................................84
                TAXATION.....................................................84
                DIVIDENDS AND PAYING AGENTS..................................88
                STATEMENT BY EXPERTS.........................................88
                DOCUMENTS ON DISPLAY.........................................88
                SUBSIDIARY INFORMATION.......................................88
      Item 11.  Quantitative and Qualitative Disclosures about Market Risk...88
      Item 12.  Description of Securities Other Than Equity Securities.......90

PART II......................................................................91
      Item 13.  Defaults, Dividend Arrearages and Delinquencies..............91
      Item 14.  Material Modifications to the Rights of Security Holders
                        and Use of Proceeds..................................91
      Item 15.  Controls and Procedures......................................91
      Item 16A. Audit Committee Financial Expert.............................91
      Item 16B. Code of Ethics...............................................91
      Item 16C. Principal Accountant Fees And Services.......................91
PART III.....................................................................92
      Item 17.  Financial Statements.........................................92
      Item 18.  Financial Statements.........................................92
      Item 19.  Exhibits.....................................................93

                              USE OF CERTAIN TERMS

     All references herein to (i) the "Company", "ASE group", "ASE Inc.", "we", "us", or "our" are to Advanced Semiconductor Engineering, Inc. and, unless the context requires otherwise, its subsidiaries, (ii) "ASE Test" are to ASE Test Limited and its subsidiaries, (iii) "ASE Test Taiwan" are to ASE Test, Inc., a company incorporated under the laws of the ROC, (iv) "ASE Test Malaysia" are to ASE Electronics (M) Sdn. Bhd., a company incorporated under the laws of Malaysia, (v) "ISE Labs" are to ISE Labs, Inc., a corporation incorporated under the laws of the State of California, (vi) "ASE Philippines" are to ASE Holdings Electronics (Philippines) Inc., a company incorporated under the laws of the Philippines, (vii) "Universal Scientific" are to Universal Scientific Industrial Co., Ltd., a company incorporated under the laws of the ROC, (viii) "ASE Material" are to ASE Material Inc., a company incorporated under the laws of the ROC, (ix) "ASE Korea" are to ASE (Korea) Inc., a company incorporated under the laws of the Republic of Korea, (x) "ASE Chung Li" are to ASE (Chung Li) Inc., a company incorporated under the laws of the ROC, (xi) "Hung Ching" are to Hung Ching Development & Construction Co. Ltd., a company incorporated under the laws of the ROC, (xi) the "Securities Act" are to the U.S. Securities Act of 1933, as amended, and (xii) the "Exchange Act" are to the U.S. Securities Exchange Act of 1934, as amended.

     All references to the "Republic of China", the "ROC" and "Taiwan" are to the Republic of China, including Taiwan and certain other possessions. All references to "Korea" or "South Korea" are to the Republic of Korea.

     We publish our financial statements in New Taiwan dollars, the lawful currency of the ROC. In this annual report, references to "United States dollars", "U.S. dollars" and "US$" are to United States dollars and references to "New Taiwan dollars", "NT dollars" and "NT$" are to New Taiwan dollars. Unless otherwise noted, all translations from NT dollars to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in NT dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2003, which was NT$33.99=US$1.00. All amounts translated into U.S. dollars in this annual report are provided solely for your convenience and no representation is made that the NT dollar or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or NT dollars, as the case may be, at any particular rate or at all. On June 16, 2004, the noon buying rate was NT$33.58=US$1.00.


                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This annual report on Form 20-F contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding our future results of operations and business prospects. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this annual report. Some of these forward-looking statements are derived from projections made and published by Gartner Dataquest and Semiconductor Industry Association. We were not involved in the preparation of these projections. The words "anticipate", "believe", "estimate", "expect", "intend", "plan" and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this annual report. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor packaging and testing services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new packaging, interconnect materials and testing technologies in order to remain competitive; our ability to successfully integrate pending and future mergers and acquisitions; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the ROC and the People's Republic of China, or the PRC; general economic and political conditions; possible disruptions in commercial activities caused by natural or human-induced disasters, including terrorist activity and armed conflict; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, see "Item 3. Key Information--Risk Factors".

                                     PART I

Item 1.  Identity of Directors, Senior Management and Advisers

     Not applicable.

Item 2.  Offer Statistics and Expected Timetable

     Not applicable.

Item 3.  Key Information

SELECTED FINANCIAL DATA

     The selected consolidated income statement data and cash flow data for the years ended December 31, 2001, 2002 and 2003, and the selected consolidated balance sheet data as of December 31, 2002 and 2003, set forth below are derived from our audited consolidated financial statements included in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements. Our consolidated financial statements as of and for the years ended December 31, 2001 and 2002 have been audited by TN Soong & Co., independent public accountants, an associate member firm of Deloitte Touche Tohmatsu. TN Soong & Co. and Deloitte & Touche (Taiwan) combined to establish Deloitte & Touche effective June 1, 2003. Our consolidated financial statements as of and for the year ended December 31, 2003 have been audited by Deloitte & Touche. The selected consolidated income statement data and cash flow data for the years ended December 31, 1999 and 2000 and the selected consolidated balance sheet data as of December 31, 1999, 2000 and 2001 set forth below are derived from our audited consolidated financial statements not included in this annual report. These consolidated financial statements have been audited by TN Soong & Co., independent public accountants, an associate member firm of Deloitte Touche Tohmatsu. Our consolidated financial statements have been prepared and presented in accordance with generally accepted accounting principles in the ROC, or ROC GAAP, which differ in material respects from generally accepted accounting principles in the United States, or U.S. GAAP. See notes 25 and 26 to our consolidated financial statements for a description of the principal differences between ROC GAAP and U.S. GAAP for the periods covered by these consolidated financial statements.

                                                              As of and for the Year Ended December 31,
                                           -------------------------------------------------------------------------------
                                              1999          2000          2001          2002                2003
                                           -------------------------------------------------------------------------------
                                               NT$          NT$           NT$           NT$           NT$           US$

                                                 (in millions, except earnings per share and per ADS data)
ROC GAAP:
Income Statement Data:
Net revenues ........................       32,609.6      50,893.4      38,367.8      45,586.8      57,311.8      1,686.1
Cost of revenues ....................      (23,959.6)    (35,567.3)    (32,957.0)    (38,492.2)    (46,466.5)    (1,367.0)
                                           -------------------------------------------------------------------------------
Gross profit ........................        8,650.0      15,326.1       5,410.8       7,094.6      10,845.3        319.1
Total operating expenses ............       (3,801.4)     (5,449.0)     (5,872.9)     (7,779.8)     (7,574.8)      (222.9)
                                           -------------------------------------------------------------------------------
Operating expenses:
  Selling ...........................         (924.3)     (1,020.5)       (877.9)       (909.4)     (1,204.9)       (35.5)
  General and administrative ........       (1,655.0)     (2,606.2)     (2,797.6)     (4,005.8)     (3,196.6)       (94.0)
  Goodwill amortization .............         (507.8)       (559.8)       (692.9)       (815.6)       (819.3)       (24.1)
  Research and development ..........         (714.3)     (1,262.5)     (1,504.5)     (2,049.0)     (2,354.0)       (69.3)
                                           -------------------------------------------------------------------------------
Income (loss) from operations .......        4,848.6       9,877.1        (462.1)       (685.2)      3,270.5         96.2
Net non-operating income (expense):
  Investment income (loss) on
     long-term investments--net .....          329.9         195.7        (868.8)       (162.4)        (20.1)        (0.6)
  Goodwill amortization .............         (279.3)       (363.0)       (378.0)       (247.9)       (220.6)        (6.5)
  Gain (loss) on sale of
     investments-net ................        5,544.2          91.7          50.7         101.3         618.9         18.2
  Foreign exchange gain (loss)--net .         (538.4)        302.7         247.5        (397.9)       (386.8)       (11.4)
  Realized loss on long-term
     investments ....................                                                                 (354.8)       (10.4)
  Interest income (expense)--net ....       (1,046.6)     (1,538.0)     (1,739.3)     (1,578.6)     (1,304.7)       (38.4)
  Others--net .......................          204.0        (162.6)        164.5         261.0        (114.6)        (3.3)
                                           -------------------------------------------------------------------------------
Income (loss) before income tax .....        9,062.4       8,403.6      (2,985.5)     (2,709.7)      1,487.8         43.8
Income tax benefit (expense) ........         (459.5)     (1,065.8)        199.2       1,140.3       1,278.1         37.6
                                           -------------------------------------------------------------------------------

                                                              As of and for the Year Ended December 31,
                                           -------------------------------------------------------------------------------
                                              1999          2000          2001          2002                2003
                                           -------------------------------------------------------------------------------
                                               NT$          NT$           NT$           NT$           NT$           US$

                                                 (in millions, except earnings per share and per ADS data)
Income (loss) before minority interest       8,602.9       7,337.8      (2,786.3)     (1,569.4)      2,765.9         81.4
Income before acquisition ...........          (65.1)         --            --            --            --           --
Extraordinary loss ..................            --           --        (144.6)          (34.6)        (75.7)        (2.2)
Minority interest in net loss
   (income) of subsidiaries .........         (743.1)     (1,500.6)        788.7       1,733.0          52.6          1.5
                                           ---------     ---------     ---------     ---------     ---------       ------
Net income (loss) ...................        7,794.7       5,837.2      (2,142.2)        129.0       2,742.8         80.7
                                           =========     =========     =========     =========     =========       ======
Earnings per common share:
  Basic(1) ..........................            2.26          1.67         (0.60)        0.04          0.78         0.02
  Diluted(1) ........................            2.23          1.64         (0.60)        0.04          0.78         0.02
Dividends per common share(2) .......            1.07          3.15          1.70         --            1.00         0.03
Earnings per equivalent
  ADS:
  Basic(1) ..........................          11.30          8.38         (2.99)         0.19          3.91         0.12
  Diluted(1) ........................          11.17          8.19         (2.99)         0.19          3.88         0.11
Number of common shares(3)
  Basic .............................        3,448.7       3,483.5       3,580.3       3,399.7       3,504.7      3,504.7
  Diluted ...........................        3,448.7       3,483.5       3,580.3       3,399.7       3,537.0      3,537.0
Number of equivalent ADSs
  Basic .............................          689.7         696.7         716.1         679.9         700.9        700.9
  Diluted ...........................          689.7         696.7         716.1         679.9         707.4        707.4
Balance Sheet Data:
Current assets:
  Cash and cash equivalents .........       11,809.1      14,166.5      11,770.7       9,829.5       8,562.4        251.9
  Short-term investments ............          216.3       1,682.7       4,601.2       2,590.4       3,017.8         88.8
  Notes and accounts receivable .....        7,463.4       9,260.6       7,126.1       8,998.5      12,909.7        379.8
  Inventories .......................        2,449.7       3,246.3       2,768.4       3,131.7       4,691.8        138.0
  Others ............................        1,411.8       2,431.6       3,383.2       2,481.7       2,276.2         67.0
                                           ---------     ---------     ---------     ---------     ---------       ------
  Total .............................       23,350.3      30,787.7      29,649.6      27,031.8      31,457.9        925.5
Long-term investments ...............        9,674.4      10,712.2       9,530.4       6,566.7       6,342.8        186.6
Properties ..........................       38,107.5      60,566.2      60,555.1      63,088.9      67,339.9      1,981.2
Other assets ........................          952.8       1,275.6       1,342.3       2,675.8       4,587.4        135.0
Consolidated  debits ................        5,245.8       4,999.5       5,248.9       5,541.8       4,596.2        135.2
                                           ---------     ---------     ---------     ---------     ---------       ------
Total assets ........................       77,330.8     108,341.2     106,326.3     104,905.0     114,324.2      3,363.5
                                           =========     =========     =========     =========     =========       ======
Short-term borrowings (4) ...........        9,868.2      13,768.0      13,983.1      13,453.8      14,090.2        414.5
Long-term liabilities (5) ...........       24,551.5      25,976.9      30,674.3      30,553.7      30,840.1        907.3
Other liabilities and minority
   interest .........................       12,854.1      24,927.1      19,722.6      21,466.8      24,271.3        714.2
                                           ---------     ---------     ---------     ---------     ---------       ------
Total liabilities and minority
   interest .........................       47,273.8      64,672.0      64,380.0      65,474.3      69,201.6      2,036.0
                                           =========     =========     =========     =========     =========       ======
Capital Stock .......................       19,800.0      27,520.0      32,548.0      32,548.0      35,802.8      1,053.3
Shareholders' equity ................       30,057.0      43,669.2      41,946.3      39,430.7      45,122.6      1,327.5
Cash Flow Data:
Net cash outflow from acquisition of
   fixed assets .....................       (9,869.2)    (30,063.6)    (13,816.5)    (12,657.9)    (17,534.1)      (515.9)
Depreciation and amortization .......        5,554.4       8,593.8      11,127.3      12,286.3      12,766.6        375.6
Net cash inflow from operations .....        7,017.2      17,459.9      11,578.4      11,313.8      13,306.2        391.5
Net cash inflow from sale of  ASE
   Test shares ......................        4,718.3        --            --            --            --             --
Net cash inflow from sale of ASE Inc.
   common shares ....................        3,171.0        --            --            --           2,850.5         83.9
Net cash outflow from investing
   activities .......................      (11,782.7)    (33,392.0)    (17,302.0)    (13,719.7)    (18,572.6)      (546.4)
Net cash inflow from financing
   activities .......................        8,569.0      17,607.3       2,854.5         530.5       4,210.9        123.9
Segment Data:
Net revenues
  Packaging .........................       24,523.0      38,028.8      28,898.2      35,515.4      45,026.9      1,324.7
  Testing ...........................        7,793.2      12,768.4       9,459.2      10,060.6      12,142.4        357.2
  Others ............................          293.4          96.2          10.4          10.8         142.5          4.2
Gross profit
  Packaging .........................        5,753.0      10,016.9       4,625.8       6,255.4       7,984.3        234.9
  Testing ...........................        3,105.2       5,294.4         782.8         841.2       2,855.3         84.0
  Others ............................         (208.2)         14.8           2.2          (2.0)          5.7          0.2

                                                        As of and for the Year Ended December 31,
                                           -------------------------------------------------------------------------
                                               2000            2001            2002                  2003
                                           -------------------------------------------------------------------------
                                                NT$             NT$             NT$             NT$           US$

                                                   (in millions, except earnings per share and per ADS data)
U.S. GAAP:
Income Statement Data:
Net revenues .......................         50,893.4        38,367.8        45,586.8       57,311.8       1,686.1
Cost of revenues ...................         37,081.2        34,538.3        39,308.2       47,747.5       1,404.7
                                             --------        --------        --------       --------       -------
Gross profit .......................         13,812.2         3,829.5         6,278.6        9,564.3         281.4
Total operating expenses ...........          5,820.8         6,209.9         9,294.2        7,116.9         209.4
                                             --------        --------        --------       --------       -------
Income (loss) from operations ......          7,991.4        (2,380.4)       (3,015.6)       2,447.4          72.0
Net non-operating income (expense) .         (1,502.5)       (2,704.6)       (2,793.8)      (1,314.0)        (38.6)
Income tax benefit (expense) .......         (1,059.2)          254.4         1,162.6        1,289.1          37.9
Minority interest in net loss
   (income) of subsidiaries ........         (1,499.7)          784.0         1,572.5          (70.5)         (2.1)
                                             --------        --------        --------       --------       -------
Net income (loss) ..................          3,930.0        (4,046.6)       (3,074.3)       2,352.0          69.2
                                             ========        ========        ========       ========       =======
Earnings per common share:
  Basic(1) .........................              1.22           (1.20)          (0.90)          0.67          0.02
  Diluted(1) .......................              1.18           (1.20)          (0.90)          0.66          0.02
Earnings per equivalent ADS:
  Basic(1) .........................              6.08           (5.99)          (4.52)          3.36          0.10
  Diluted(1) .......................              5.88           (5.99)          (4.52)          3.32          0.10
Number of common shares(6)
  Basic ............................          3,231.8         3,378.4         3,399.7        3,504.0       3,504.0
  Diluted ..........................          3,231.8         3,378.4         3,399.7        3,537.0       3,537.0
Number of equivalent ADSs
  Basic ............................            646.4           675.7           679.9          700.9         700.9
  Diluted ..........................            646.4           675.7           679.9          707.4         707.4
Balance Sheet Data:
Current Assets
  Cash and cash equivalents ........                         11,770.7         9,829.5        8,562.4         251.9
  Short-term investments ...........                          4,642.1         2,592.4        3,022.9          88.9
  Notes and accounts receivable ....                          7,126.1         8,998.5       12,909.8         379.8
  Inventories ......................                          2,768.4         3,131.7        4,691.8         138.1
  Others ...........................                          3,383.2         2,481.7        2,276.2          67.0
                                                            ---------       ---------      ---------       -------
  Total ............................                         29,690.5        27,033.8       31,463.1         925.7
Long-term investments ..............                          6,608.3         5,609.3        5,571.4         163.9
Properties .........................                         60,363.1        62,797.4       66,947.6       1,969.6
Other assets .......................                          1,371.0         2,715.3        4,637.8         136.5
Consolidated debits ................                          4,331.6         3,227.0        3,100.8          91.2
                                                            ---------       ---------      ---------       -------
Total assets .......................                        102,364.5       101,382.8      111,720.7       3,286.9
                                                            =========       =========      =========       =======
Short-term borrowings (4) ..........                         13,983.1        13,453.8       14,090.2         414.6
Long-term liabilities (5) ..........                         30,674.3        30,553.7       30,840.1         907.3
Other liabilities and minority
   interest ........................                         19,746.8        21,658.5       24,707.4         726.9
                                                            ---------       ---------      ---------       -------
Total liabilities and minority
   interest ........................                         64,404.2        65,666.0       69,637.7       2,048.8
                                                            =========       =========      =========       =======
Capital stock ......................                         32,548.0        32,548.0       35,802.0       1,053.3
Shareholders' equity ...............                         37,960.3        35,716.8       42,083.0       1,238.1

-----------------------

(1) The numerator of both basic and diluted earnings per share is calculated with consideration of the adjustment of ASE Test's basic and diluted earnings per share. See notes 18 and 26(i) to the consolidated financial statements.

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

(5) Excludes current portions of long-term debt and long-term payable for investments.

(6) Represents the weighted average number of common shares after retroactive adjustments to give effect to stock dividends.

Exchange Rates

     Fluctuations in the exchange rate between NT dollars and U.S. dollars will affect the U.S. dollar equivalent of the NT dollar price of the common shares on the Taiwan Stock Exchange and, as a result, will likely affect the market price of the ADSs. Fluctuations will also affect the U.S. dollar conversion by the depositary under our ADS deposit agreement referred to below of cash dividends paid in NT dollars on, and the NT dollar proceeds received by the depositary from any sale of, common shares represented by ADSs, in each case, according to the terms of the deposit agreement dated September 29, 2000 among us, Citibank N.A., as depositary, and the holders and beneficial owners from time to time of the ADSs, and supplemented by a letter agreement between us and the depositary dated September 25, 2003, which we collectively refer to as the deposit agreement.

     The following table sets forth, for the periods indicated, information concerning the number of NT dollars for which one U.S. dollar could be exchanged based on the noon buying rate for cable transfers in NT dollars as certified for customs purposes by the Federal Reserve Bank of New York.

                                   NT Dollars per U.S. Dollar Noon Buying Rate
                                  ----------------------------------------------
                                  Average       High         Low      Period-End
                                  -------      -----        -----     ----------
1999...........................    32.28       33.40        31.39       31.39
2000...........................    31.37       33.25        30.35       33.17
2001...........................    33.91       35.13        32.23       35.00
2002...........................    34.53       34.79        34.70       34.70
2003...........................    34.40       34.98        33.72       33.99
   December....................    34.04       34.06        33.99       33.99
2004 (through June 16).........    33.32       33.98        32.73       33.58
   January.....................    33.67       33.98        33.33       33.39
   February....................    33.21       33.36        33.10       33.28
   March.......................    33.25       33.42        33.00       33.00
   April.......................    32.97       33.27        32.73       33.27
   May.........................    33.44       33.70        33.14       33.36
   June (through June 16)......    33.49       33.70        33.35       33.58

-----------------------

Source: Federal Reserve Statistical Release, Board of Governors of the Federal Reserve System.

     On June 16, 2004, the noon buying rate was NT$33.58 to US$1.00.

CAPITALIZATION AND INDEBTEDNESS

     Not applicable.

REASON FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

RISK FACTORS

Risks Relating to Our Business

  Since we are dependent on the highly cyclical semiconductor industry and conditions in the markets for the end-use applications of our products, our revenues and net income may fluctuate significantly.

     Our semiconductor packaging and testing business is affected by market conditions in the highly cyclical semiconductor industry. All of our customers operate in this industry, and variations in order levels from our customers and service fee rates may result in volatility in our revenues and net income. From time to time, the semiconductor industry has experienced significant, and sometimes prolonged, downturns. As our business is, and will continue to be, dependent on the requirements of semiconductor companies for independent packaging and testing services, any future downturn in the semiconductor industry would reduce demand for our services. For example, a worldwide slowdown in demand for semiconductors led to excess capacity and increased competition beginning in early 1998. As a result, price declines in 1998 accelerated more rapidly and, together with a significant decrease in demand, adversely affected our operating results in 1998. Prices for packaging and testing services improved due to an upturn in the industry in the second half of 1999 that continued through the third quarter of 2000, but have fallen since an industry downturn that commenced in the fourth quarter of 2000. This most recent worldwide downturn resulted in an even more significant deterioration in the average selling prices, as well as demand, for our services in 2001, and significantly and adversely affected our operating results in 2001. Although there has been a modest recovery in the semiconductor industry during 2002, 2003 and the first half of 2004, we expect market conditions to continue to exert downward pressure on the average selling prices for our packaging and testing services. If we cannot reduce our costs to sufficiently offset any decline in average selling prices, our profitability will suffer and we may incur losses.

     Market conditions in the semiconductor industry depend to a large degree on conditions in the markets for the end-use applications of semiconductor products, such as communications, personal computer and consumer electronics products. Any deterioration of conditions in the markets for the end-use applications of the semiconductors we package and test would reduce demand for our services, and would likely have a material adverse effect on our financial condition and results of operations. In 2003, approximately 34.9%, 35.7% and 28.3% of our net revenues were attributable to the packaging and testing of semiconductors used in communications, personal computer, and consumer electronics applications, respectively. In 2002, approximately 34.4%, 35.4% and 28.8% of our net revenues were attributable to the packaging and testing of semiconductors used in communications, personal computer, and consumer electronics applications, respectively. Each of the markets for end-use applications is subject to intense competition and significant shifts in demand, which could put pricing pressure on the packaging and testing services provided by us and adversely affect our revenues and net income.

  A reversal or slowdown in the outsourcing trend for semiconductor packaging and testing services could adversely affect our growth prospects and profitability.

     In recent years, semiconductor manufacturers that have their own in-house packaging and testing capabilities, known as integrated device manufacturers, have increasingly outsourced stages of the semiconductor production process, including packaging and testing, to independent companies in order to reduce costs and shorten production cycles. In addition, the availability of advanced independent semiconductor manufacturing services has also enabled the growth of so-called "fabless" semiconductor companies that focus exclusively on design and marketing, and that outsource their manufacturing, packaging and testing requirements to independent companies. We cannot assure you that these integrated device manufacturers and fabless semiconductor companies will continue to outsource their packaging and testing requirements to third parties like us. A reversal of, or a slowdown in, this outsourcing trend could result in reduced demand for our services and adversely affect our growth prospects and profitability.

  If we are unable to compete favorably in the highly competitive semiconductor packaging and testing markets, our revenues and net income may decrease.

     The semiconductor packaging and testing markets are very competitive. We face competition from a number of sources, including other independent semiconductor packaging and testing companies, especially those that offer turnkey packaging and testing services. We believe that the principal competitive factors in the markets for our products and services are:

     o    the ability to provide total solutions to our customers;

     o    technological expertise;

     o    range of package types and testing platforms available;

     o the ability to design and produce advanced and cost-competitive interconnect materials;

     o the ability to work closely with our customers at the product development stage;

     o    responsiveness and flexibility;

     o    capacity;

     o    production cycle time;

     o    production yield; and

     o    price.

     We face increasing competition from other packaging and testing companies, as most of our customers obtain packaging or testing services from more than one source. In addition, some of our competitors may have access to more advanced technologies and greater financial and other resources than we do. Many of our competitors have shown a willingness to quickly and sharply reduce prices, as they did in 1998 and in 2001, in order to maintain capacity utilization in their facilities during periods of reduced demand. Although prices have stabilized, any renewed erosion in the prices for our packaging and testing services could cause our revenues and net income to decrease and have a material adverse effect on our financial condition and results of operations.

  Our profitability depends on our ability to respond to rapid technological changes in the semiconductor industry.

     The semiconductor industry is characterized by rapid increases in the diversity and complexity of semiconductors. As a result, we expect that we will need to constantly offer more sophisticated packaging and testing technologies and processes in order to respond to competitive industry conditions and customer requirements. If we fail to develop, or obtain access to, advances in packaging or testing technologies or processes, we may become less competitive and less profitable. In addition, advances in technology typically lead to declining average selling prices for semiconductors packaged or tested with older technologies or processes. As a result, if we cannot reduce the costs associated with our services, the profitability of a given service, and our overall profitability, may decrease over time.

  Our operating results are subject to significant fluctuations, which could adversely affect the market value of your investment.

     Our operating results have varied significantly from period to period and may continue to vary in the future. Downward fluctuations in our operating results may result in decreases in the market price of the common shares and the ADSs. Among the more important factors affecting our quarterly and annual operating results are the following:

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

     o our ability to design and produce advanced and cost-competitive interconnect materials;

     o our ability to obtain adequate packaging and testing equipment on a timely basis;

     o changes in costs and availability of raw materials, equipment and labor; and

     o earthquakes, drought and other natural disasters, as well as industrial accidents.

     Due to the factors listed above, it is possible that our future operating results or growth rates may be below the expectations of research analysts and investors. If so, the market price of the common shares and the ADSs, and thus the market value of your investment, may fall.

  If we are not successful in developing and enhancing our in-house interconnect materials capabilities, our margins and profitability may be adversely affected.

     We expect that interconnect materials will become an increasingly important value-added component of the semiconductor packaging business as technology migrates from the traditional wirebonding process towards the flip-chip wafer bumping process and interconnect materials such as advanced substrates represent a higher percentage of the cost of the packaging process. As a result, we expect that we will need to offer more advanced interconnect materials designs and production processes in order to respond to competitive industry conditions and customer requirements. In particular, our competitive position will depend to a significant extent on our ability to design and produce interconnect materials that are comparable to or better than those produced by independent suppliers and others. Many of these independent suppliers have dedicated greater resources than we have for the research and development and design and production of interconnect materials. In addition, we may not be able to acquire the technology and personnel that would enable us to further develop our in-house expertise and enhance our design and production capabilities. We intend to enhance our interconnect materials capabilities through our merger with ASE Material and our joint venture with Compeq Manufacturing Co. Ltd., or Compeq. See "Item 4. Information on the Company--History and Development of the Company--Joint Venture with Compeq Manufacturing Co., Ltd.". If we are unable to maintain and enhance our in-house interconnect materials expertise to offer advanced interconnect materials that meet the requirements of our customers, we may become less competitive and our margins and profitability may suffer as a result.

  If any of our acquisition of NEC's packaging and testing business or our proposed joint venture with Compeq or our pending merger with ASE Chung Li and ASE Material is not completed as planned or is not otherwise successful, we may not be able to realize the anticipated benefits of such transactions and our business prospects and profitability may be adversely affected.

     On February 3, 2004, we and J&R Holding Limited, our wholly-owned subsidiary, entered into a share sale and purchase agreement with NEC Electronics Corporation, or NEC, and NEC Yamagata in connection with the acquisition of the semiconductor packaging and testing business of NEC Yamagata, a wholly-owned subsidiary of NEC. Pursuant to the terms and conditions of the agreement, the packaging and testing business of NEC Yamagata was transferred to a newly established company named ASE Japan Co., Ltd., or ASE Japan, and all of the issued and outstanding shares of ASE Japan were purchased by J&R Holding Limited. The acquisition was completed on May 31, 2004. The acquisition of the packaging and testing business of NEC Yamagata involves certain risks, including: integration and management of the acquired business; retention of select management personnel; unforeseen difficulties and liabilities of the acquired business; and diversion of our management's attention from other business concerns. These risks may adversely affect our short-term results of operations as we integrate and operate the acquired business.

     On October 28, 2003, we entered into a joint venture agreement with Compeq to establish ASE-Compeq Technologies, Inc., which will focus on the design and production of interconnect materials for packaging semiconductors. The joint venture has been approved by the ROC Fair Trade Commission. Pursuant to the joint venture agreement, either party can terminate the joint venture at any time with 90 days' prior written notice. The success of our joint venture is dependent on a number of factors, including the ability of Compeq to meet the design and production requirements of the customers of the joint venture, the ability of the management of the two companies to work effectively together and the effectiveness of the sales and marketing strategy of ASE-Compeq Technologies, Inc. The joint venture with Compeq is intended to provide us with access to Compeq's production capacity and expertise, know-how and engineering capabilities in the design and production of advanced substrates. If the joint venture with Compeq is not successful, and we are not able to enter into a similar joint venture, or otherwise obtain access to similar capacity, expertise and capabilities, our interconnect materials design and production capability may be adversely affected and we may not be able to meet our customers' demand for advanced interconnect materials, which could have an adverse effect on our profitability.

     On October 28, 2003, we also entered into a merger agreement with ASE Chung Li and ASE Material pursuant to which ASE Chung Li and ASE Material will be merged with and into ASE Inc., with ASE Inc. as the surviving corporation. Upon the completion of the merger, all of the assets and liabilities of ASE Chung Li and ASE Material will be owned and assumed by ASE Inc., and the operations of ASE Chung Li and ASE Material will be integrated with the operations of ASE Inc. The merger of ASE Chung Li and ASE Material is intended to enhance our ability to provide to our customers turnkey packaging and testing services and turnkey services that incorporate interconnect materials, increase our economies of scale, improve our operating efficiency and simplify our corporate structure.

     We cannot assure you that we will be able to complete the merger as planned or that we will be successful in achieving the anticipated benefits of the merger. We expect the merger to be completed on August 1, 2004, subject to receipt of all necessary approvals and consents. In addition, the success of the merger will depend on a number of factors, including our ability to integrate the operations of ASE Chung Li and ASE Material with those of ASE Inc. and retention of select management personnel. If the merger with ASE Chung Li and ASE Material is not completed for any reason, including the failure to obtain the required approvals and consents, or we are not otherwise successful in integrating the operations of the merged companies, we may not be able to realize the anticipated benefits of the merger and our business prospects and profitability may be adversely affected.

  Due to our high percentage of fixed costs, we will be unable to maintain our gross margin at past levels if we are unable to achieve relatively high capacity utilization rates.

     Our operations, in particular our testing operations, are characterized by relatively high fixed costs. We expect to continue to incur substantial depreciation and other expenses as a result of our previous acquisitions of packaging and testing machinery and equipment and facilities. Our profitability depends not only on the pricing levels for our services, but also on utilization rates for our packaging and testing machinery and equipment, commonly referred to as "capacity utilization rates". In particular, increases or decreases in our capacity utilization rates can have a significant effect on gross margins since the unit cost of packaging and testing services generally decreases as fixed costs are allocated over a larger number of units. In periods of low demand, we experience relatively low capacity utilization rates in our operations, which leads to reduced margins. During 2001, we experienced lower than anticipated utilization rates in our operations due to a significant decline in worldwide demand for our packaging and testing services, which resulted in reduced margins during that period. Although our capacity utilization rates have improved recently, we cannot assure you that we will be able to maintain or surpass our past gross margin levels if we cannot consistently achieve or maintain relatively high capacity utilization rates.

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

  Restrictive covenants and broad default provisions in our existing debt agreements may materially restrict our operations as well as adversely affect our liquidity, financial condition and results of operations.

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

     As a result of the reduced levels of operating cash flow due primarily to the recent downturn in the worldwide semiconductor industry, we have on occasion failed to comply with certain financial covenants in some of our loan agreements. Such non-compliance may also have, through broadly worded cross-default provisions, resulted in default under some of the agreements governing our other existing debt. We have obtained waivers from the relevant lenders relating specifically to such non-compliance. In addition, we have repaid or refinanced all amounts owed under agreements containing cross-default provisions that we have identified which may have been triggered by such non-compliance. Such non-compliance has not had any significant effect on our ability to repay or refinance amounts due in respect of our existing debt. For these and other reasons, including our financial condition and our relationship with our lenders, no lender has to date sought and we do not believe that any of our lenders would seek to declare a default or enforce remedies in respect of our existing debt, as a result of cross-default provisions or otherwise, although we cannot provide any assurance in this regard.

  We depend on select personnel and could be affected by the loss of their services.

     We depend on the continued service of our executive officers and skilled technical and other personnel. Our business could suffer if we lose the services of any of these personnel and cannot adequately replace them. Although some of these management personnel have entered into employment agreements with us, they may nevertheless leave before the expiration of these agreements. We are not insured against the loss of any of our personnel. In addition, we may be required to increase substantially the number of these employees in connection with our expansion plans, and there is intense competition for their services in the semiconductor industry. We may not be able to either retain our present personnel or attract additional qualified personnel as and when needed. In addition, we may need to increase employee compensation levels in order to attract and retain our existing officers and employees and the additional personnel that we expect to require. Furthermore, a portion of the workforce at our facilities in Taiwan are foreign workers employed by us under work permits which are subject to government regulations on renewal and other terms. Consequently, our business could also suffer if the Taiwan regulations relating to the import of foreign workers were to become significantly more restrictive or if we are otherwise unable to attract or retain these workers at a reasonable cost.

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

     Currently, the majority of our revenues from packaging and testing services are denominated in U.S. dollars and NT dollars. Our costs of revenues and operating expenses associated with packaging and testing services, on the other hand, are incurred in several currencies, primarily NT dollars and U.S.
dollars, as well as, to a lesser extent, Malaysian ringgit, Korean won and Japanese yen. In addition, a substantial portion of our capital expenditures, primarily for the purchase of packaging and testing equipment, has been, and is expected to continue to be, denominated in U.S. dollars, with much of the remainder in Japanese yen. Fluctuations in exchange rates, primarily among the U.S. dollar, the NT dollar and the Japanese yen, will affect our costs and operating margins. In addition, these fluctuations could result in exchange losses and increased costs in NT dollar and other local currency terms. Despite hedging and mitigating techniques implemented by us, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations. We incurred a foreign exchange loss of NT$397.9 million in 2002 and NT$386.8 million (US$11.4 million) in 2003.

  The loss of a large customer or disruption of our strategic alliance or other commercial arrangements with semiconductor foundries and providers of other complementary semiconductor manufacturing services may result in a decline in our revenues and profitability.

     Although we have over 200 customers, due in part to the concentration of market share in the semiconductor industry, we have derived and expect to continue to derive a large portion of our revenues from a small group of customers during any particular period. Our five largest customers together accounted for approximately 41.2%, 39.6% and 34.8% of our net revenues in 2001, 2002 and 2003, respectively. Other than Motorola, Inc. and VIA Technologies, Inc. in 2001, and Motorola, Inc. in 2002 and 2003, no other customer accounted for more than 10% of our net revenues in 2001, 2002 or 2003. The demand for our services from each customer is directly dependent upon that customer's level of business activity, which could vary significantly from year to year. The loss of a large customer may adversely affect our revenues and profitability. Our key customers typically operate in the cyclical semiconductor business and have varied in the past, and may vary in the future, order levels significantly from period to period. Some of these companies are relatively small, have limited operating histories and financial resources, and are highly exposed to the cyclicality of the industry. We cannot assure you that these customers or any other customers will continue to place orders with us in the future at the same levels as in prior periods. The loss of one or more of our significant customers, or reduced orders by any one of them, and our inability to replace these customers or make up for such orders could reduce our profitability. In addition, we have in the past reduced, and may in the future be requested to reduce, our prices to limit the level of order cancellations. Any price reduction would likely reduce our margins and profitability.

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

  We depend on our agents for sales and customer service in North America and Europe. Any serious disruption in our relationship with these agents, or substantial loss in their effectiveness, could significantly reduce our revenues and profitability.

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

     Currently, our sales and customer service agents perform services only for us and our subsidiaries but they are not owned or controlled by us. These agents are free to perform sales and support services for others, including our competitors. In particular, we may not be able to find an adequate replacement for these agents or to develop sufficient capabilities internally on a timely basis. Any serious disruption in our relationship with these agents or substantial loss in their effectiveness in performing their sales and customer service functions could significantly reduce our revenues and profitability.

  Our revenues and profitability may decline if we are unable to obtain adequate supplies of raw materials in a timely manner and at a reasonable price.

     Our packaging operations require that we obtain adequate supplies of raw materials on a timely basis. Shortages in the supply of raw materials experienced by the semiconductor industry have in the past resulted in occasional price increases and delivery delays. For example, in 1999 and the first half of 2000, the industry experienced a shortage in the supply of advanced substrates used in ball grid array, or BGA, packaging. Raw materials such as advanced substrates are prone to supply shortages since such materials are produced by a limited number of suppliers such as Kinsus Interconnect Technology Corporation, Ibiden Co., Ltd., Japan Circuit Industrial Co., Ltd. and Phoenix Precision Technology Corporation. Our merger with ASE Material and our joint venture with Compeq to establish ASE-Compeq Technologies, Inc. are expected to help improve our ability to obtain advanced substrates on a timely basis and at a reasonable cost. However, we do not expect that our internal substrates operations, even after the effectiveness of the ASE Material merger and the formation of ASE-Compeq Technologies, Inc., to be able to meet all of our raw materials requirements. Consequently, we will remain dependent on market supply and demand for our raw materials. We cannot assure you that we will be able to obtain adequate supplies of raw materials in a timely manner and at a reasonable price. Our revenues and net income could decline if we were unable to obtain adequate supplies of high quality raw materials in a timely manner or if there were significant increases in the costs of raw materials that we could not pass on to our customers.

  Any environmental claims or failure to comply with any present or future environmental regulations may require us to spend additional funds and may materially and adversely affect our financial condition and results of operations.

     We are subject to a variety of laws and regulations relating to the use, storage, discharge and disposal of chemical by-products of, and water used in, our packaging and interconnect materials production processes. Although we have not suffered material environmental claims in the past, the failure to comply with any present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of our operations. New regulations could require us to acquire costly equipment or to incur other significant expenses. Any failure on our part to control the use, or adequately restrict the discharge, of hazardous substances could subject us to future liabilities that may have a material adverse effect on our financial condition and results of operations.

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

  We are an ROC company and, because the rights of shareholders under ROC law differ from those under U.S. law and the laws of certain other countries, you may have difficulty protecting your shareholder rights.

     Our corporate affairs are governed by our Articles of Incorporation and by the laws governing corporations incorporated in the ROC. The rights of shareholders and the responsibilities of management and the members of the board of directors under ROC law are different from those applicable to a corporation incorporated in the United States and certain other countries. As a result, public shareholders of ROC companies may have more difficulty in protecting their interest in connection with actions taken by management or members of the board of directors than they would as public shareholders of a corporation in the United States or certain other countries.

  Any required impairment charges may have a material adverse effect on our financial condition and results of operations.

     Under currently effective accounting principles, we are required to evaluate our equipment, goodwill and other indefinite-lived assets for possible impairment whenever there is an indication of impairment. If certain criteria are met, we are required to record an impairment charge. We can give no assurance that impairment charges will not be required in periods subsequent to December 31, 2003.

     As a result of standards under U.S. GAAP that became effective on January 1, 2002, we are no longer permitted to amortize remaining goodwill. Total goodwill amortization expense amounted to NT$815.6 million and NT$819.3 million (US$24.1 million) under ROC GAAP in 2002 and 2003, respectively. Starting from January 2002, all goodwill must be tested at least annually for impairment under U.S. GAAP. As a result of our impairment test as of December 31, 2002, we wrote off the remaining goodwill associated with our purchase of shares of ASE Test of NT$2,213.0 million under U.S. GAAP. No impairment charges were required to be recognized for the year ended December 31, 2003. As of December 31, 2002 and December 31, 2003, goodwill under U.S. GAAP amounted to NT$3,227.0 million and NT$3,100.7 million (US$91.2 million), respectively. We currently are not able to estimate the extent and timing of any goodwill impairment charge for future periods. Any goodwill impairment charge required under U.S. GAAP may have a material adverse effect on our financial condition and results of operations on a U.S. GAAP reconciled basis.

     The determination of an impairment charge at any given time is based significantly on our expected results of operations over a number of years subsequent to that time. As a result, an impairment charge is more likely to occur during a period when our operating results are otherwise already depressed.

  Terrorist attacks, such as the attacks that occurred on September 11, 2001, the current military action in Iraq and general instability in the Middle East may adversely affect the markets in which we operate, our operations and our profitability.

     The attacks of September 11, 2001 and subsequent events, including the current military action in Iraq, have caused volatility in the world financial markets and have led, and may continue to lead to, further armed hostilities, prolonged military action in Iraq, or further acts of terrorism in the United States or abroad, which could cause further instability in financial markets. These developments could have an adverse impact on, among other things, our ability to expand the market for our services, obtain financing as needed and enter into strategic relationships, and, depending on their magnitude, could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Risks Relating to Taiwan, ROC

  Strained relations between the ROC and the PRC could negatively affect our business and the market value of your investment.

     Our principal executive offices and our principal packaging and testing facilities are located in Taiwan and approximately 77.4% and 77.0% of our net revenues in 2002 and 2003, respectively, were derived from our operations in Taiwan. The ROC has a unique international political status. The government of the PRC asserts sovereignty over all of China, including Taiwan, and does not recognize the legitimacy of the ROC government. Although significant economic and cultural relations have been established in recent years between the ROC and the PRC, relations have often been strained and the government of the PRC has indicated that it may use military force to gain control over Taiwan in some circumstances, such as the declaration of independence by the ROC. Relations between the ROC and the PRC have been particularly strained in recent years. On March 20, 2004, Taiwan's incumbent president was re-elected by a narrow majority and the opposition is contesting the election results. The political uncertainty surrounding the election has affected the securities markets in Taiwan. The recent political uncertainty and related developments could adversely affect the prices of the common shares and ADSs. It is unclear what effects the recent presidential election may have on relations with the PRC. Relations between the ROC and the PRC and other factors affecting the political or economic conditions in Taiwan could have a material adverse effect on our financial condition and results of operations, as well as the market price and the liquidity of the common shares and the ADSs.

     In July 2000, our shareholders approved a resolution which authorized our board of directors to make investments in the PRC. However, the ROC government currently restricts certain types of investments by ROC companies in the PRC, including investments in facilities for the packaging and testing of semiconductors. We do not know when or if such laws and policies governing investment in the PRC will be amended, and we cannot assure you that any such amendments to the ROC investment laws and policies will permit us to make an investment that we consider beneficial to us in the PRC in the future. As a result, our growth prospects and profitability may be adversely affected if we are restricted from making certain investments in the PRC and are not able to fully capitalize on the growth of the semiconductor industry in the PRC.

  As a substantial portion of our business and operations is located in Taiwan, we are vulnerable to earthquakes, typhoons, drought and other natural disasters, which could severely disrupt the normal operation of our business and adversely affect our results of operations.

     Taiwan is susceptible to earthquakes and has experienced severe earthquakes which caused significant property damage and loss of life, particularly in the central and eastern regions of Taiwan. These earthquakes damaged production facilities and adversely affected the operations of many companies involved in the semiconductor and other industries. We experienced no structural damage to our facilities and no damage to our machinery and equipment as a result of these earthquakes. There were, however, interruptions to our production schedule primarily as a result of power outages caused by the earthquakes.

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

     In May 2002, Taiwan experienced a severe drought. Although our manufacturing process does not rely on an adequate supply of water and we were not affected by the May 2002 drought directly, a drought may interrupt the manufacturing process of the foundries located in Taiwan, in turn disrupting some of our customers' production, which could result in a decline in the demand for our services. In addition, any temporary or sustained adverse impact from any future droughts may adversely affect Taiwan's economic, social or political conditions and may lead to fluctuations in the market price of the common shares and the ADSs.

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

  Any future outbreak of SARS may have an adverse effect on the economies of certain Asian countries and may adversely affect our results of operations.

     In the first half of 2003, the PRC, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries encountered an outbreak of severe acute respiratory syndrome, or SARS, which is a highly contagious form of atypical pneumonia. The SARS outbreak had an adverse effect on our results of operations for the first half of 2003, primarily due to the lower than expected demand for our packaging and testing services that resulted from the adverse effect of such SARS outbreak on the level of economic activity in the affected regions. There is no guarantee that SARS or SARS-like outbreaks will not occur in the future and no guarantee that any future SARS or SARS-like outbreaks, or the measures taken by the governments of the ROC, Hong Kong, the PRC or other countries against SARS or SARS-like outbreaks, will not seriously interrupt our production operations or those of our suppliers and customers, which may have a material adverse effect on our results of operations.

Risks Relating to Ownership of the ADSs

  The market for the common shares and the ADSs may not be liquid.

     Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors, compared to less active and less liquid markets. Liquidity of a securities market is often a function of the volume of the underlying shares that are publicly held by unrelated parties.

     There has been no trading market for the common shares outside the ROC and the only trading market for the common shares will be the Taiwan Stock Exchange. The outstanding ADSs are listed on the New York Stock Exchange. There is no assurance that the market for the common shares or the ADSs will be active or liquid.

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

  If a non-ROC holder of ADSs withdraws common shares, such holder of ADSs will be required to appoint a tax guarantor, local agent and custodian bank in the ROC and register with the Taiwan Stock Exchange in order to buy and sell securities on the Taiwan Stock Exchange.

     When a non-ROC holder of ADSs elects to withdraw common shares represented by ADSs, such holder of the ADSs will be required to appoint an agent for filing tax returns and making tax payments, or a tax guarantor, in the ROC. The tax guarantor will be required to meet the qualifications set by the ROC Ministry of Finance and will act as the guarantor of the withdrawing holder's tax payment obligations. Evidence of the appointment of a tax guarantor, the approval of such appointment by the ROC tax authorities and tax clearance certificates or evidentiary documents issued by such tax guarantor may be required as conditions to such holder repatriating the profits derived from the sale of common shares. We cannot assure you that a withdrawing holder will be able to appoint and obtain approval for a tax guarantor in a timely manner.

     In addition, under current ROC law, such withdrawing holder is required to appoint a local agent in the ROC to, among other things, open a securities trading account with a local securities brokerage firm, pay taxes, remit funds and exercise such holder's rights as a shareholder. Furthermore, such withdrawing holder must appoint a local bank to act as custodian for confirmation and settlement of trades, safekeeping of securities and cash proceeds and reporting and declaration of information. Without satisfying these requirements, non-ROC holders of ADSs that withdraw and hold the common shares represented thereby would not be able to hold or otherwise transfer the common shares on the Taiwan Stock Exchange or otherwise.

     In addition, non-ROC holders of common shares will be required to register with the Taiwan Stock Exchange in order to buy and sell securities on the Taiwan Stock Exchange prior to withdrawing common shares.

  The market value of your investment may fluctuate due to the volatility of the ROC securities market.

     The ROC securities market is smaller and more volatile than the securities markets in the United States and in many European countries. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and volumes of sales of listed securities and there are currently limits on the range of daily price movements on the Taiwan Stock Exchange. The Taiwan Stock Exchange Index peaked at 12,495.3 in February 1990, and subsequently fell to a low of 2,560.5 in October 1990. On June 16, 2004, the Taiwan Stock Exchange Index closed at 5,560.2. The Taiwan Stock Exchange has experienced problems such as market manipulation, insider trading and payment defaults. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of ROC companies, including the common shares and the ADSs, in both the domestic and the international markets.

  Holders of common shares and ADSs may incur dilution as a result of the practice among ROC technology companies of issuing stock bonuses and stock options to employees.

     Similar to other ROC technology companies, we issue bonuses from time to time in the form of common shares valued at par under our employee stock bonus plan. In addition, under the revised ROC Company Law we may, upon approval from our board of directors and the ROC Securities and Futures Commission, establish employee stock option plans. We currently maintain two employee stock option plans pursuant to which our full-time employees and the full-time employees of our domestic and foreign subsidiaries are eligible to receive stock option grants. As of December 31, 2003, 159,968,000 options have been issued. See "Item
6. Directors, Senior Management and Employees--Compensation--ASE Inc. Employee Bonus and Stock Option Plans". The issuance of our common shares pursuant to stock bonuses or stock options may have a dilutive effect on the holders of outstanding common shares and ADSs.

  Restrictions on the ability to deposit our common shares into our ADS facility may adversely affect the liquidity and price of our ADSs.

     The ability to deposit common shares into our ADS facility is restricted by ROC law. A significant number of withdrawals of common shares underlying our ADSs would reduce the liquidity of the ADSs by reducing the number of ADSs outstanding. As a result, the prevailing market price of our ADSs may differ from the prevailing market price of our common shares on the Taiwan Stock Exchange. Under current ROC law, no person or entity, including you and us, may deposit our common shares in our ADS facility without specific approval of the ROC Securities and Futures Commission, unless:

     (1)  we pay stock dividends on our common shares;

     (2)  we make a free distribution of common shares;

     (3) holders of ADSs exercise preemptive rights in the event of capital increases for cash; or

     (4) to the extent permitted under the deposit agreement and the relevant custody agreement, investors purchase our common shares, directly or through the depositary, on the Taiwan Stock Exchange, and deliver our common shares to the custodian for deposit into our ADS facility, or our existing shareholders deliver our common shares to the custodian for deposit into our ADS facility.

     With respect to item (4) above, the depositary may issue ADSs against the deposit of those common shares only if the total number of ADSs outstanding following the deposit will not exceed the number of ADSs previously approved by the ROC Securities and Futures Commission, plus any ADSs issued pursuant to the events described in subparagraphs (1), (2) and (3) above.

     In addition, in the case of a deposit of our common shares requested under item (4) above, the depositary will refuse to accept deposit of our common shares if such deposit is not permitted under any legal, regulatory or other restrictions notified by us to the depositary from time to time, which restrictions may include blackout periods during which deposits may not be made, minimum and maximum amounts and frequency of deposits.

     The depositary will not offer holders of ADSs preemptive rights unless the distribution of both the rights and the underlying common shares to our ADS holders are either registered under the Securities Act, or exempt from registration under the Securities Act.

  Holders of ADSs will not have the same voting rights as our shareholders, which may affect the value of their ADSs.

     The voting rights of a holder of ADSs as to the common shares represented by its ADSs are governed by the deposit agreement. Holders of ADSs will not be able to exercise voting rights on an individual basis. If holders representing at least 51% of the ADSs outstanding at the relevant record date instruct the depositary to vote in the same manner regarding a resolution, including the election of directors and supervisors, the depositary will cause all common shares represented by the ADSs to be voted in that manner. If the depositary does not receive timely instructions representing at least 51% of the ADSs outstanding at the relevant record date to vote in the same manner for any resolution, including the election of directors and supervisors, holders of ADSs will be deemed to have instructed the depositary or its nominee to authorize all the common shares represented by the ADSs to be voted at the discretion of our chairman or his designee, which may not be in the interest of holders of ADSs.

  The right of holders of ADSs to participate in our rights offerings is limited, which could cause dilution to your holdings.

     We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement, the depositary will not offer holders of ADSs those rights unless both the distribution of the rights and the underlying securities to all our ADS holders are either registered under the Securities Act, or exempt from registration under the Securities Act. Although we may be eligible to take advantage of certain exemptions under the Securities Act available to certain foreign issuers for rights offerings, we can give no assurances that we will be able to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement for any of these rights. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings.

     If the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case holders of ADSs will receive no value for these rights.

  Changes in exchange controls which restrict your ability to convert proceeds received from your ownership of ADSs may have an adverse effect on the value of your investment.

     Under current ROC law, the depositary, without obtaining approvals from the Central Bank of China or any other governmental authority or agency of the ROC, may convert NT dollars into other currencies, including U.S. dollars, for:

     o the proceeds of the sale of common shares represented by ADSs or received as stock dividends from the common shares and deposited into the depositary receipt facility; and

     o    any cash dividends or distributions received from the common shares.

     In addition, the depositary may also convert into NT dollars incoming payments for purchases of common shares for deposit in the ADS facility against the creation of additional ADSs. The depositary may be required to obtain foreign exchange approval from the Central Bank of China on a payment-by-payment basis for conversion from NT dollars into foreign currencies of the proceeds from the sale of subscription rights for new common shares. Although it is expected that the Central Bank of China will grant this approval as a routine matter, we cannot assure you that in the future any approval will be obtained in a timely manner, or at all.

     Under current ROC law, a holder of the ADSs, without obtaining further approval from the Central Bank of China, may convert from NT dollars into other currencies, including U.S. dollars, the following:

     o the proceeds of the sale of any underlying common shares withdrawn from the depositary receipt facility or received as a stock dividend that has been deposited into the depositary receipt facility; and

     o    any cash dividends or distribution received from the common shares.

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

     Under the ROC Foreign Exchange Control Law, the Executive Yuan of the ROC government may, without prior notice but subject to subsequent legislative approval, impose foreign exchange controls in the event of, among other things, a material change in international economic conditions. We cannot assure you that foreign exchange controls or other restrictions will not be introduced in the future.

  The value of your investment may be reduced by possible future sales of common shares or ADSs by us or our shareholders.

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

     On October 28, 2003, we entered into a merger agreement with ASE Chung Li and ASE Material, pursuant to which ASE Chung Li and ASE Material will be merged with and into ASE Inc., with ASE Inc. as the surviving corporation. The merger is to be consummated by means of a share exchange pursuant to which the respective shareholders (other than ASE Inc.) of ASE Chung Li and ASE Material will receive common shares of ASE Inc. in exchange for the common shares of each of ASE Chung Li and ASE Material. We expect to issue 282,315,437 common shares, or approximately 7.9% of our outstanding shares as of October 28, 2003, in connection with the merger. Of these shares, the 149,175,000 common shares to be issued to ASE Test, our consolidated subsidiary, will be subject to certain transfer restrictions and will become available for resale in accordance with the Taiwan Stock Exchange rules and regulations. See "Item 10. Additional Information--Articles of Incorporation--Transfer Restrictions--Common Shares Issued to Substantial Shareholders in Connection with a Merger". The 5,000,000 common shares to be issued to ASE Test Taiwan will not be subject to transfer restrictions under the rules and regulations of the Taiwan Stock Exchange. In order to comply with Singapore and ROC law, trusts have been set up to hold and dispose of the shares of ASE Inc. to be issued to ASE Test and ASE Test Taiwan in connection with our merger with ASE Chung Li and ASE Material. See "Item 7. Major Shareholders and Related Party Transactions--Related Party Transactions".

     We cannot predict the effect, if any, that future sales of common shares or ADSs, or the availability of common shares or ADSs for future sale, will have on the market price of the common shares or the ADSs prevailing from time to time. Sales of substantial numbers of common shares or ADSs in the public market, or the perception that such sales may occur, could depress the prevailing market prices of the common shares or the ADSs.

Item 4.  Information on the Company

HISTORY AND DEVELOPMENT OF THE COMPANY

     We were incorporated on March 23, 1984 as a company limited by shares under the ROC Company Law, with facilities in the Nantze Export Processing Zone located in Kaohsiung, Taiwan. We were listed on the Taiwan Stock Exchange in 1989. In 1990, we acquired ASE Test Taiwan, which provides our customers with testing services. In 1991, we established ASE Test Malaysia, which provides our customers with testing and packaging services. In 1997, we established ASE Material, which designs and produces interconnect materials. In 1997, we constructed a new facility in Kaohsiung, Taiwan for packaging services and established a research and development laboratory. Our principal executive offices are located at 26 Chin Third Road, Nantze Export Processing Zone, Nantze, Kaohsiung, Taiwan, ROC and our telephone number at the above address is
(8867) 361-7131. Our agent for service in the United States is CT Corporation, 111 Eighth Avenue, New York, New York 10011, and our agent's telephone number is
(212) 894-8940.

  ASE Chung Li and ASE Korea

     In July 1999, we purchased Motorola's Semiconductor Products Sector operations in Chung Li, Taiwan and Paju, South Korea for the packaging and testing of semiconductors with principally communications, consumer and automotive applications. The businesses are now operated by ASE Chung Li and ASE Korea. We acquired substantially all of the assets of ASE Chung Li for a base price of US$150.0 million in cash, consisting of an initial payment of US$80.0 million at closing and an additional US$70.0 million in three annual installments ending in July 2002, contingent upon certain targets of revenue from packaging and testing services provided to Motorola being met. These targets were met for the first two years. In 2002, we and Motorola re-negotiated the agreement for the payment of the final installment to take place in three installments ending in July 2004, contingent upon certain targets of revenue for packaging and testing services provided to Motorola being met.

     We acquired 100% of the outstanding shares of ASE Korea for a base price of US$140.0 million in cash, consisting of an initial payment of US$36.0 million and an additional US$104.0 million payable over five years. In addition to the combined base price of US$290.0 million, we also paid an aggregate of approximately US$60.1 million in cash to purchase capital assets at both facilities which were acquired after January 1, 1999 and specified inventories and cash positions at both facilities. Under the acquisition agreements, ASE Inc. acquired a 70.0% interest in each of the two businesses, and ASE Test acquired the remaining 30.0% interest. This division of the investment reflected in part our estimate of the relative packaging and testing values at the facilities. Both facilities provide semiconductor packaging and testing services to Motorola's Semiconductor Products Sector.

  ISE Labs

     In May 1999, we acquired 70.0% of the outstanding shares of ISE Labs, a semiconductor testing company with its principal facilities located in Fremont, California at a purchase price of US$100.1 million. We subsequently increased our holding to 100% through purchases made in April, July and November 2000 and in January 2002. The total price for our acquisition of 100% of the outstanding shares of ISE Labs amounted to US$221.2 million.

  Universal Scientific

     From February through July of 1999, we purchased 22.6% of the outstanding shares of Universal Scientific for approximately NT$3,532.5 million (US$102.1 million), principally through open market purchases on the Taiwan

Stock Exchange. We subsequently increased our holding to 23.3% following open market purchases of additional shares in July and August of 2000. As of May 31, 2004, we held 23.5% of Universal Scientific's outstanding equity shares. Six out of the nine directors on the Universal Scientific board of directors, including the chairman, are our representatives.

  Acquisition of NEC's Packaging and Testing Operations in Yamagata, Japan

     On February 3, 2004, we and J&R Holding Limited, our wholly-owned subsidiary, entered into a share sale and purchase agreement with NEC and NEC Yamagata, Ltd. in connection with the acquisition of the semiconductor packaging and testing business of NEC Yamagata, a wholly-owned subsidiary of NEC. The acquisition was completed on May 31, 2004 and the purchase price was approximately US$24 million, which is subject to certain purchase price adjustments. The acquisition was consummated by means of a company split under the Japanese Commercial Code through which the packaging and testing business of NEC Yamagata was transferred to a company formed by NEC Yamagata named ASE
Japan Co., Ltd. Pursuant to the terms and conditions of the share sale and purchase agreement, all of the issued and outstanding shares of ASE Japan were purchased by J&R Holding Limited, and ASE Japan now owns and operates the semiconductor packaging and testing business acquired from NEC Yamagata. In connection with the acquisition, we and ASE Japan also entered into a packaging and testing services agreement with NEC to provide packaging and testing services to NEC for an initial period of four years after the completion of the acquisition.

  Pending Merger with ASE Chung Li and ASE Material

     On October 28, 2003, we entered into a merger agreement with ASE Chung Li and ASE Material, pursuant to which ASE Chung Li and ASE Material will be merged with and into ASE Inc., with ASE Inc. as the surviving corporation. Upon the completion of the merger, all of the assets and liabilities of ASE Chung Li and ASE Material will be owned and assumed by ASE Inc., and the operations of ASE Chung Li and ASE Material will be integrated with the operations of ASE Inc.

     The merger is to be consummated by means of a share exchange pursuant to which the respective shareholders (other than ASE Inc.) of ASE Chung Li and ASE Material will receive common shares of ASE Inc. in exchange for the common shares of each of ASE Chung Li and ASE Material. We expect to issue 282,315,437 common shares, or approximately 7.9% of our outstanding shares as of October 28, 2003, in connection with the merger. The number of shares to be issued will not be adjusted on account of any stock dividend paid by us prior to the completion of the merger. The merger agreement has been approved by the board of directors and shareholders of each of ASE Inc., ASE Chung Li and ASE Material. We have also obtained the approval of the Taiwan Stock Exchange in connection with the issuance of ASE Inc. common shares pursuant to the share exchange. The completion of the merger is conditional upon the approval of the ROC Securities and Futures Commission and consent from lenders under certain loan agreements. We expect that the merger will be completed on August 1, 2004.

     ASE Chung Li focuses on the packaging and testing of semiconductors used principally in communications applications. We believe that our merger with ASE Chung Li will increase our economies of scale, improve our operating efficiency, allow us to better manage our production capacity and resources in Taiwan and simplify our corporate structure. As a result, we believe that the merger will enhance our ability to provide turnkey packaging and testing services to our customers.

     As of October 28, 2003, 57.6% of the outstanding common shares of ASE Chung Li was held by ASE Inc., 14.8% was held by J&R Holding Limited, our wholly-owned subsidiary, and 27.6% was held by ASE Test, our consolidated subsidiary. Pursuant to the merger agreement, all of the common shares of ASE Chung Li held by shareholders of ASE Chung Li (other than ASE Inc.) will be exchanged for ASE Inc. common shares at an exchange ratio of 0.85 ASE Inc. common share per ASE Chung Li common share. In connection with the merger, we will issue 79,914,225 common shares to J&R Holding Limited, 149,175,000 common shares to ASE Test and four common shares to certain individuals who were the original shareholders of ASE Chung Li. See "Item 7. Major Shareholders and Related Party Transactions--Related Party Transactions". The merger with ASE Chung Li has a transaction value of approximately NT$7,101.8 million (US$208.9 million), based on NT$31.00 per ASE Inc. common share, which is the average of the closing prices of ASE Inc.'s common shares on the Taiwan Stock Exchange for two days prior to and following October 28, 2003.

     ASE Material was established in December 1997 to design and manufacture packaging materials. We expect that interconnect materials will become an increasingly important value-added component of the semiconductor packaging business, as packaging technology migrates from the traditional wirebonding process towards the flip-chip wafer bumping process. We believe that our merger with ASE Material will further strengthen our ability to provide turnkey services that incorporate interconnect materials to our customers, finance the growth of the interconnect materials business, and simplify our corporate structure.

     As of October 28, 2003, 57.4% of the outstanding common shares of ASE Material was held by ASE Inc. and 4.0% was held by ASE Test, Inc., with the remaining 38.6% held by the management and employees of ASE Material and the management and employees of ASE Inc. and its affiliates, as well as a strategic investor. Pursuant to the merger agreement, all of the common shares of ASE Material held by these shareholders will be exchanged for ASE Inc. common shares at an exchange ratio of 0.5 ASE Inc. common share per ASE Material common share. In connection with the merger, we will issue 53,226,208 common shares to these shareholders of ASE Material. The merger with ASE Material has a transaction value of approximately NT$1,650.0 million (US$48.5 million), based on NT$31.00, which is the average of the closing prices of ASE Inc.'s common shares on the Taiwan Stock Exchange for two days prior and following October 28, 2003.

  Joint Venture with Compeq Manufacturing Co. Ltd.

     On October 28, 2003, we entered into a joint venture agreement with Compeq to establish ASE-Compeq Technologies, Inc., which will focus on the design and production of interconnect materials for packaging semiconductors. Pursuant to the joint venture agreement, we own 60% of the equity interest in ASE-Compeq Technologies, Inc. and Compeq owns the remaining 40% of the equity interest. As of May 31, 2004, we had invested NT$12 million (US$0.4 million) in ASE-Compeq Technologies, Inc. Our Chairman, Jason C.S. Chang, serves as the Chairman, and C.C. Tong, the Executive Vice President of Compeq, is the General Manager of ASE-Compeq Technologies, Inc. The joint venture has been approved by the ROC Fair Trade Commission and was incorporated in January 2004. We expect that our joint venture with Compeq will further strengthen our capabilities in interconnect materials by providing us access to Compeq's production capacity and expertise, know-how and engineering capabilities in the design and production of advanced substrates. We expect that ASE-Compeq Technologies, Inc. will initially focus on meeting our substrates requirements and gradually expand its customer base to include integrated device manufacturers and other backend subcontractors. ASE-Compeq Technologies, Inc. will initially utilize Compeq's existing facilities in Ta Yuan, Taiwan, and is expected to establish new facilities as the existing facilities reach full capacity.

  Closure of ASE Philippines

     In order to consolidate our operations and improve operating efficiency across our various locations, we closed our facilities and discontinued our operations in the Philippines in October 2003, which had been conducted through ASE Philippines. ASE Philippines was established in 1996 to provide packaging and testing services. We estimate that the charges associated with the closure of our operations in the Philippines will amount to approximately NT$271.9 million (US$8.0 million), approximately NT$102.0 million (US$3.0 million) of which was recognized in 2003.

BUSINESS OVERVIEW

     Together with our subsidiary ASE Test, we are the world's largest independent provider of semiconductor packaging and testing services based on 2003 revenues. Our services include semiconductor packaging, design and production of interconnect materials, front-end engineering testing, wafer probing and final testing services. We believe that, as a result of the following, we are better positioned than our competitors to meet the requirements of semiconductor companies worldwide for outsourced packaging and testing services across a wide range of end-use applications:

     o our ability to provide a broad range of advanced semiconductor packaging and testing services on a large-scale turnkey basis;

     o our expertise in developing and providing advanced packaging, interconnect materials and testing technologies and solutions;

     o our scale of operations and financial position, which enable us to make significant investments in capacity expansion and research and development as well as to make selective acquisitions;

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

     We believe that we have benefited, and will continue to benefit, from our geographic location in Taiwan. Taiwan is currently the largest center for outsourced semiconductor manufacturing in the world and, in addition, has a high concentration of electronics manufacturing service providers, which are the end users of our customers' products. Our close proximity to foundries and other providers of complementary semiconductor manufacturing services is attractive to our customers who wish to take advantage of the efficiencies of a total semiconductor manufacturing solution by outsourcing several stages of their manufacturing requirements. Our close proximity to end users of our customers' products is attractive to our customers who wish to take advantage of the logistical efficiencies of direct shipment services that we offer. We believe that, as a result, we are well positioned to meet the advanced semiconductor engineering and manufacturing requirements of our customers.

     Our global base of over 200 customers includes leading semiconductor companies across a wide range of end-use applications:

     o  Agilent Technologies, Inc.           o  NVIDIA Corporation
     o  Altera Corporation                   o  ON Semiconductor Corp.
     o  ATI Technologies, Inc.               o  Qualcomm Incorporated
     o  Conexant Systems, Inc.               o  RF Micro Devices, Inc.
     o  IBM Corporation                      o  Silicon Integrated Systems Corp.
     o  Koninklijke Philips Electronics N.V. o  STMicroelectronics N.V.
     o  LSI Logic Corporation                o  Sunplus Technology Co., Ltd.
     o  Motorola, Inc.                       o  VIA Technologies, Inc.

Industry Background

  General

     Semiconductors are the basic building blocks used to create an increasing variety of electronic products and systems. Continuous improvements in semiconductor manufacturing processes and design technologies have enabled manufacturers to produce smaller, more complex and more reliable semiconductors at a lower cost per function. These improvements have resulted in significant performance and price benefits to manufacturers of electronic systems. As a result, semiconductor demand has grown substantially in our primary markets of communications, personal computers and consumer electronics, and has experienced increased growth in other markets such as automotive products, industrial automation and control systems.

     The semiconductor industry is characterized by strong long-term growth, with periodic and sometimes severe cyclical downturns. The Semiconductor Industry Association estimates that worldwide sales of semiconductors increased from approximately US$50.5 billion in 1990 to US$166.4 billion in 2003. The semiconductor industry experienced strong growth between 1992 and 1995 and between 1998 and 2000, with declines between 1996 and the first half of 1997 as well as in 1998. Starting from the fourth quarter of 2000, the semiconductor industry experienced a severe downturn due to a slowdown in the global economy, overcapacity in the semiconductor industry and worldwide inventory adjustment. The semiconductor industry started to show signs of a modest recovery in 2002, primarily as a result of inventory replenishment and the introduction of new products. This modest recovery has continued in 2003 and the first half of 2004. We believe that the pattern of long-term growth and cyclical fluctuations will continue in the semiconductor industry.

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

     Gartner Dataquest forecasts that the total outsourced semiconductor packaging market will grow from US$8.1 billion in 2003 to US$19.2 billion in 2008. Gartner Dataquest also forecasts that the total outsourced semiconductor testing market will grow from US$2.2 billion in 2003 to US$5.6 billion in 2008.

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

  The Semiconductor Industry in Other Asian Regions

     Many of the factors that contributed to the growth of the semiconductor industry in Taiwan have also contributed to the recent development of the semiconductor industry in Southeast Asia. Access to expanding semiconductor foundry services in Singapore, convenient proximity to major downstream electronics manufacturing operations in Malaysia, Singapore and Thailand, government-sponsored infrastructure support, tax incentives and pools of skilled engineers and labor at relatively low cost have all encouraged the development of back-end semiconductor service operations in Southeast Asia. The downstream electronics manufacturers in Southeast Asia have typically focused on products used in the communications, industrial and consumer electronics and personal computer peripheral sectors. The proximity to both semiconductor foundries and end users has influenced local and international semiconductor companies increasingly to obtain packaging, testing and drop shipment services from companies in Southeast Asia.

     In addition, the world's leading electronics manufacturing service providers, many of them from Taiwan, are increasingly establishing manufacturing facilities in the PRC in order to take advantage of lower labor costs, government incentives for investment and the potential size of the domestic market for end users of electronics products. Many of the factors that contributed to the growth of the semiconductor industry in Taiwan are beginning to emerge in the PRC and may play an increasingly important role in the growth of its semiconductor industry over the long term.

  Overview of Semiconductor Manufacturing Process

     The manufacturing of semiconductors is a complex process that requires increasingly sophisticated engineering and manufacturing expertise. The manufacturing process may be divided into the following stages from circuit design to shipment:

                                 [GRAPH OMITTED]


     We are involved in all stages of the semiconductor manufacturing process except circuit design and wafer fabrication.

          Process                                Description
------------------------------  ------------------------------------------------
Circuit Design...............   The design of a semiconductor is developed by
                                laying out circuit components and
                                interconnections. A complex circuit may be designed with as many as 20 layers of patterns or more.

Front-End Engineering Test...   Throughout and following the design process,
                                prototype semiconductors undergo front-end engineering testing, which involves software development, electrical design validation, reliability and failure analysis.

Wafer Fabrication............   Process begins with the generation of a
                                photomask through the definition of the circuit design pattern on a photographic negative, known as a mask, by an electron beam or laser beam writer. These circuit patterns are transferred to the wafers using various advanced processes.

Wafer Probe..................   Each individual die is electrically tested, or
                                probed, for defects. Dies that fail this test are marked to be discarded.

Packaging....................   Packaging, also called assembly, is the
                                processing of bare semiconductors into finished semiconductors and serves to protect the die and facilitate electrical connections and heat dissipation. The patterned silicon wafers received from our customers are diced by means of diamond saws into separate dies, also called chips. Each die is attached to a leadframe or a laminate (plastic or tape) substrate by epoxy resin. A leadframe is a miniature sheet of metal, generally made of copper and silver alloys, on which the pattern of input/output leads has been cut. On a laminate substrate, typically used in BGA packages, the leads take the shape of small bumps or balls. Leads on the leadframe or the substrate are connected by extremely fine gold wires or bumps to the input/output terminals on the chips, through the use of automated machines known as "bonders". Each chip is then encapsulated, generally in a plastic casing molded from a molding compound, with only the leads protruding from the finished casing, either from the edges of the package as in the case of the leadframe-based packages, or in the form of small bumps on a surface of the package as in the case of BGA or other substrate-based packages.

Final Test...................   Final testing is conducted to ensure that the
                                packaged semiconductor meets performance specifications. Final testing involves using sophisticated testing equipment known as testers and customized software to electrically test a number of attributes of packaged semiconductors, including functionality, speed, predicted endurance and power consumption. The final testing of semiconductors is categorized by the functions of the semiconductors tested into logic/mixed-signal final testing and memory final testing. Memory final testing typically requires simpler test software but longer testing time per device tested.

Strategy

     Our objective is to provide advanced semiconductor packaging and testing services and interconnect materials design and production capabilities which set industry standards and to lead and facilitate the industry trend towards outsourcing semiconductor manufacturing requirements. The principal elements of our strategy are to:

  Maintain Our Focus on Providing a Complete Range of Semiconductor Packaging and Testing Services

     We believe that an important factor in our ability to attract leading semiconductor companies as our customers has been our ability to provide turnkey services on a large scale. Turnkey services consist of the integrated packaging, testing and direct shipment of semiconductors to end users designated by our customers. As part of our integrated packaging solution, we also design and produce advanced and cost-competitive interconnect materials for both internal use in our packaging operations and for sale to third-party customers. As a result of our technical expertise and large production capacity in both packaging and testing, we are able to provide turnkey services on a large scale. As product lives and production cycles shorten and packaging and testing technologies advance more rapidly, our customers increasingly value our ability to work with them as an integral and strategic partner in the development of their products. The front-end engineering testing expertise of ISE Labs has greatly enhanced our ability to participate in the earlier stages of circuit design and the semiconductor manufacturing process. Our establishment of ASE Material in 1997 for the design and production of interconnect materials, such as substrates and leadframes, has provided us with expertise in interconnect materials technology, which has become increasingly critical for our customers both in terms of cost and production cycle time.

  Continue to Focus on Advanced Technological, Processing and Interconnect Materials Capabilities

     We intend to continue our focus on developing advanced process and product technologies in order to meet the advanced semiconductor engineering requirements of our customers. Our expertise in packaging technology has enabled us to develop advanced solutions such as fine-pitch wire bonding, stacked die packaging and bump chip carrier packaging. We are continuously investing in research and development in response to and in anticipation of migrations in technology and intend to continue to acquire access to new technologies through strategic alliances and licensing arrangements.

     We intend to continue to focus on developing and enhancing our existing interconnect materials capabilities, both through the operations of ASE Material, which will be integrated with our packaging operations upon the completion of our merger with ASE Material, and through our joint venture with Compeq. We expect that interconnect materials will become an increasingly important value-added component of the semiconductor packaging business as packaging technology migrates from the traditional wire bonding process towards the flip-chip wafer bumping process and interconnect materials such as advanced substrates represent a higher percentage of the cost of the packaging process. By focusing on the design and production of interconnect materials, we plan to capture most of the value added components of the packaging business and lead the migration in packaging technology. In 2003, ASE Material supplied approximately one-half of our substrate requirements by value. We intend to capture more of the value-added components of the packaging business by increasing the percentage of our substrate requirements obtained from our own operations and through our joint venture with Compeq. We believe that our merger with ASE Material will further strengthen our ability to provide turnkey services that incorporate interconnect materials to our customers and finance the growth of the interconnect materials business. In addition, we expect that our joint venture with Compeq will further strengthen our capabilities in the interconnect materials business by providing us access to Compeq's production capacity and expertise, know-how and engineering capability in the design and production of advanced substrates.

     We intend to continue to strengthen our capabilities in testing complex, high-performance semiconductors. In particular, we plan to focus on testing logic/mixed-signal semiconductors that are characterized by very high clock speeds, high pin count and high levels of integration.

     The increasing miniaturization of semiconductors and the growing complexity of interconnect technology have also resulted in the blurring of the traditional distinctions among assembly at different levels of integration: chip, module, board and system. We currently provide module assembly services primarily at our facilities in Malaysia. Our controlling interest in Universal Scientific has provided us with access to process and product technologies at the levels of module, board and system assembly and test, which helps us to better anticipate industry trends and take advantage of potential growth opportunities.

  Strategically Expand Production Capacity

     We intend to strategically expand our production capacity, both through internal growth and through selective acquisitions and joint ventures, with a focus on providing more advanced packaging and testing services, which we believe present greater opportunities to achieve higher growth in our revenues and higher margins. We believe that the demand for advanced semiconductor packaging and testing services will grow at a faster pace than demand for traditional packaging and testing services. The gradual upturn in the demand for advanced packaging and testing services is partly due to the trend of integrated device manufacturers outsourcing their manufacturing requirements for advanced packaging and testing services rather than undertaking the high capital investment costs of maintaining in-house advanced packaging and testing capabilities. Packaging and testing services for more advanced semiconductors also generally have higher margins for two reasons. First, as the packaging and testing of advanced semiconductors become more complex, requiring greater expertise in process and technology, such services typically command higher average selling prices. Second, we have been able to achieve higher utilization rates for the equipment we use for more advanced packaging and testing, compared to other equipment that we maintain. We believe that our technical expertise, as well as our scale of operations and financial position, which had enabled us to continue to make investments in more advanced packaging and testing equipment even in times of market downturn, have enabled us to attract a greater proportion of the demand for more advanced packaging and testing services.

     We evaluate acquisition opportunities on the basis of access to new markets and technology, the enhancement of our production capacity, economies of scale and management resources, and closer proximity to existing and potential customers. In 1999, we acquired ISE Labs, an independent testing company with operations in California, Texas, Hong Kong and Singapore. Through combining the front-end engineering testing capabilities of ISE Labs with our existing final testing capabilities, we are able to provide our customers with complete semiconductor testing solutions. We acquired ASE Chung Li and ASE Korea in 1999, formerly the semiconductor packaging and testing operations of Motorola, Inc. located in Chung Li, Taiwan and Paju, South Korea, which enabled us to expand our capacity and gain access to specialized packaging and testing technologies with a focus on wireless communications and automotive end-products. In February 2004, we acquired NEC's semiconductor packaging and testing operations located in Yamagata, Japan, which enabled us to expand our capacity and gain access to the Japanese market and advanced packaging and testing facilities and know-how.

     In October 2003, we entered into a joint venture agreement with Compeq to establish ASE-Compeq Technologies, Inc. We expect that our joint venture with Compeq will further strengthen our capabilities in the interconnect materials business by providing us access to Compeq's production capacity and expertise, know-how and engineering capability in the design and production of advanced substrates.

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

     In addition to our locations in Taiwan, we have operations in the following locations:

     o Korea -- an increasingly important center for the manufacturing of memory and communications devices with a concentration of integrated device manufacturers specializing in these products;

     o Malaysia and Singapore -- an emerging center for outsourced semiconductor manufacturing in Southeast Asia with a concentration of integrated device manufacturers;

     o Silicon Valley in California -- the preeminent center for semiconductor design with a concentration of fabless customers; and

     o Japan -- an emerging market for semiconductor packaging and testing services as Japanese integrated device manufacturers increasingly outsource their semiconductor manufacturing requirements.

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

Principal Products and Services

     We offer a broad range of advanced semiconductor packaging and testing services. Our package types employ either leadframes or substrates as interconnect materials. The semiconductors we package are used in a wide range of end-use applications, including communications, personal computers, consumer electronics, industrial, automotive and other applications. Our testing services include front-end engineering testing, which is performed during and following the initial circuit design stage of the semiconductor manufacturing process, wafer probe, final testing and other related semiconductor testing services. We focus on packaging and testing logic semiconductors. We offer our customers turnkey services which consist of packaging, testing and direct shipment of semiconductors to end users designated by our customers. In 2001, 2002 and 2003, our packaging revenues accounted for 75.3%, 77.9% and 78.6% of our net revenues, respectively, and our testing revenues accounted for 24.7%, 22.1% and 21.2% of our net revenues, respectively.

  Packaging Services

     We offer a broad range of package types to meet the requirements of our customers, with a focus on advanced packaging solutions. Within our portfolio of package types, we focus on the packaging of semiconductors for which there is expected to be strong demand. These include advanced leadframe-based package types such as quad flat package, thin quad flat package, bump chip carrier and quad flat no-lead package, and package types based on substrates, such as BGA, including flip-chip BGA. We are among the leaders in such advanced packaging processes and technologies and are well positioned to lead the technology migration in the semiconductor packaging industry.

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

                                      Number
         Package Types               of Leads            Description                     End-Use Applications
----------------------------------  ----------  ---------------------------------  ----------------------------------
Quad Flat Package (QFP)/ Thin Quad
Flat Package (TQFP).............      44-256    Designed for advanced processors   Multimedia applications, cellular
                                                and controllers, application-      phones, personal computers,
                                                specific integrated circuits and   automotive and industrial
                                                digital signal processors.         products, hard disk drives,
                                                                                   communication boards such as
                                                                                   ethernet, integrated services
                                                                                   digital network, and notebook
                                                                                   computers.

                                      Number
         Package Types               of Leads            Description                     End-Use Applications
----------------------------------  ----------  ---------------------------------  ----------------------------------
Quad Flat No-Lead Package
(QFN)/Microchip Carrier (MCC)...
                                       12-84    QFN or MCC uses                    Cellular phones, wireless local
                                                half-encapsulation technology to   access network, or wireless LAN,
                                                expose the rear side of the die    personal digital assistant
                                                pad and the tiny fingers, which    devices and digital cameras.
                                                are used to connect the chip and
                                                bonding wire with printed
                                                circuit boards.
Bump Chip Carrier (BCC).........      16-156    BCC packages use plating metal     Cellular phones, wireless LAN,
                                                pads to connect with printed       personal digital assistant
                                                circuit boards, creating           devices and digital cameras.
                                                enhanced thermal and electrical
                                                performance.
Small Outline Plastic Package
(SOP)/Thin Small Outline Plastic
Package (TSOP)..................       8-56     Designed for memory devices        Consumer audio/video and
                                                including static random access     entertainment products, cordless
                                                memory, or SRAM, dynamic random    telephones, pagers, fax machines,
                                                access memory, or DRAM, fast       printers, copiers, personal
                                                static RAM, also called FSRAM,     computer peripherals, automotive
                                                and flash memory devices.          parts, telecommunications
                                                                                   products, recordable optical
                                                                                   disks and hard disk drives.
Small Outline Plastic J-Bend
Package (SOJ)...................       20-44    Designed for memory and low        DRAM memory devices,
                                                pin-count applications.            microcontrollers, digital analog
                                                                                   conversions and audio/video
                                                                                   applications.
Plastic Leaded Chip Carrier (PLCC)
                                       28-84    Designed for applications that     Personal computers, scanners,
                                                do not require low profile         electronic games and monitors.
                                                packages with high density of
                                                interconnects.
Plastic Dual In-line Package (PDIP)
                                       8-64     Designed for consumer electronic   Telephones, televisions,
                                                products.                          audio/video applications and
                                                                                   computer peripherals.

     Substrate-Based Packages. Substrate-based packages generally employ the BGA design, which utilizes a substrate rather than a leadframe. Whereas traditional leadframe technology places the electrical connection around the perimeter of the package, the BGA package type places the electrical connection at the bottom of the package surface in the form of small bumps or balls. These small bumps or balls are typically distributed evenly across the bottom surface of the package, allowing greater distance between individual leads and higher pin-counts.

     The BGA package type was developed in response to the requirements of advanced semiconductors. The benefits of the BGA package type include:

     o    smaller package size;

     o    higher pin-count;

     o    greater reliability;

     o    superior electrical signal transmission; and

     o    better heat dissipation.

     The industry demand for BGA packages has grown significantly in recent years. BGA packages are generally used in applications where size, density and performance are important considerations, such as cellular handsets and high pin-count graphic chipsets. Our expertise in BGA packages also includes capabilities in stacked-die BGA, which assembles multiple dies into a single package. As an extension to stacked-die BGA, we also assemble system-in-a-package products, which involve the integration of more than one chip into the same package. We believe that we are among the leaders in these packaging technologies.

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

     The following table sets forth our principal substrate-based packages.

                                      Number
         Package Types               of Leads            Description                     End-Use Applications
----------------------------------  ----------  ---------------------------------  ----------------------------------
Plastic BGA.....................     5-1156     Designed for semiconductors        Wireless products, cellular
                                                which require the enhanced         phones, global positioning
                                                performance provided by plastic    systems, notebook computers, disk
                                                BGA, including personal computer   drives and video cameras.
                                                chipsets, graphic controllers
                                                and microprocessors, application-
                                                specific integrated circuits,
                                                digital signal processors and
                                                memory devices.
Film BGA........................     100-280    Substrate-based package that has   Cellular phones, pagers, wireless
                                                higher performance and lower       communications, digital signal
                                                profile than plastic BGA.          processors and micro-controller
                                                                                   applications and high performance
                                                                                   disk drives.
Cavity Down BGA.................     256-854    Designed for memory devices such   Cellular and other
                                                as flash memory devices, SRAM,     telecommunications products,
                                                DRAM and FSRAM,                    wireless and consumer systems,
                                                microprocessors/controllers and    personal digital assistants, or
                                                high-value, application-specific   PDAs, disk drives, notebook
                                                integrated circuits requiring a    computers and memory boards.
                                                low profile, light and small
                                                package.

                                      Number
         Package Types               of Leads            Description                     End-Use Applications
----------------------------------  ----------  ---------------------------------  ----------------------------------
Stacked-Die BGA.................     44-569     Combination of multiple dies in    Cellular phones, local area
                                                a single package enables package   networks, graphic and processors,
                                                to have multiple functions         digital cameras and pagers.
                                                within a small surface area.
Flip-Chip BGA...................     16-2401    Using advanced interconnect        High-performance networking,
                                                technology, the flip-chip BGA      graphics and processor
                                                package allows higher density of   applications.
                                                input/output connection over the
                                                entire surface of the dies.
                                                Designed for high-performance
                                                semiconductors that require high
                                                density of interconnects in a
                                                small package.
System-in-Package...............     148-972    Integrated combination of          Digital televisions, fax modems,
                                                microprocessor, logic controller   personal computer peripherals,
                                                and memory chips assembled in      compact disc players and copiers.
                                                one package.
Land Grid Array.................     10-72      Leadless package which is          High frequency integrated
                                                essentially a BGA package          circuits such as wireless
                                                without the solder balls.  Based   communications products,
                                                on laminate substrate, land grid   computers servers and personal
                                                array packages allow flexible      computer peripherals.
                                                routing and are capable of
                                                multichip module functions.

     Module Assembly. We also offer module assembly services, which combine one or more semiconductor packages with other components in an integrated module to enable increased functionality, typically using automated surface mount technology, or SMT, machines and other machinery and equipment for system-level assembly. End-use applications for modules include PDAs, wireless LAN applications, Bluetooth applications, camera modules, automotive applications and toys. The substantial majority of our module assembly services are provided at our facilities in Malaysia to a customer for the assembly of camera modules used in handsets. We also provide module assembly services at our facilities in Korea for radio frequency and power amplifier modules used in wireless communications and automotive applications.

     The following table sets forth, for the periods indicated, the percentage of our packaging revenues accounted for by each package type.

                                                                        Year Ended December 31,
                                                        --------------------------------------------------------
                                                            2001                  2002                   2003
                                                        --------------------------------------------------------
                                                                   (percentage of packaging revenues)
Package Types:
   BGA and other substrate-based package types              52.0%                  53.5%                 53.8%
   TQFP/LQFP..................................              14.3                   15.2                  14.3
   QFP........................................              12.7                   12.1                  10.4
   SOJ/SOP....................................               6.7                    5.8                   4.1
   PLCC.......................................               2.1                    1.8                   1.2
   PDIP.......................................               3.0                    3.4                   2.1
   Modules....................................               0.8                    2.7                   8.7
   Others.....................................               8.4                    5.5                   5.4
                                                        --------------------------------------------------------
     Total....................................             100.0%                 100.0%                100%
                                                        ========================================================

     Interconnect Materials. Interconnect materials connect the input/output on the semiconductor dies to the printed circuit board. Interconnect materials include leadframe, which is a miniature sheet of metal, generally made of copper and silver alloys, on which the pattern of input /output leads has been cut, and substrate, which is a multi-layer miniature printed circuit board. Interconnect materials are an important element of the electrical characteristics and overall performance of semiconductors. We produce both leadframes and substrates for our packaging operations through ASE Material. In 2003, ASE Material supplied approximately one-fourth, by value, of the leadframes and one-half, by value, of the substrates used in our operations.

     We expect substrates will become an increasingly important value-added component of the semiconductor packaging business. The demand for higher performance semiconductors in smaller packages will continue to spur the development of advanced substrates that can support the advancement in circuit design and fabrication. As a result, we believe that the market for substrates will grow and the cost of substrates as a percentage of the total packaging process will increase, especially for advanced packages such as flip-chip BGA packages. In the past, substrates we designed for our customers were produced by independent substrate manufacturers. In anticipation of the migration in packaging technology, we established ASE Material in 1997 to develop our capabilities in the design and production of interconnect materials for use in our packaging operations. On October 28, 2003, we entered into a merger agreement to merge ASE Material with and into ASE Inc., with ASE Inc. as the surviving corporation. In addition, on October 28, 2003, we entered into a joint venture agreement with Compeq to establish ASE-Compeq Technologies Inc., which will focus on the design and production of interconnect materials for packaging semiconductors. Through our merger with ASE Material and our joint venture with Compeq, we believe we can capture the growth opportunities in the interconnect materials business as well as reduce the production cycle time for our customers by integrating substrate design and production into our packaging services. See "Item 3. Key Information--Risk Factors--Risk Relating to Our Business--If we are not successful in developing and enhancing our in-house interconnect materials capabilities, our margins and profitability may be adversely affected".

  Testing Services

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

          o Failure Analysis. In the event that the prototype semiconductor does not function to specifications during either the electrical design validation or reliability testing processes, it is typically subjected to failure analysis to determine the cause of the failure to perform as anticipated. As part of this analysis, the prototype semiconductor may be subjected to a variety of analyses, including electron beam probing and electrical testing.

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

     Logic/Mixed-Signal Final Testing. We conduct final tests of a wide variety of logic/mixed signal semiconductors, with the number of leads ranging from the single digits to over one thousand and operating frequencies of over 2.5 Gbps for digital semiconductors and 6 GHz for radio frequency semiconductors, which are at the high end of the range for the industry. The products we test include semiconductors used for networking and wireless communications, graphics and disk controllers for home entertainment and personal computer applications, as well as a variety of application-specific integrated circuits for various specialized applications.

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

     The following table sets forth, for the periods indicated, the percentage of our testing revenues accounted for by each type of testing service.

                                                 Year Ended December 31,
                                          ------------------------------------
                                            2001          2002          2003
                                          ------------------------------------
                                           (percentage of packaging revenues)
Testing Services:
   Front-end engineering test..........      8.7%          7.4%          4.3%
   Wafer probe.........................      9.0           8.9          14.9
   Final test..........................     82.3          83.7          80.8
                                          ------------------------------------
     Total.............................    100.0%        100.0%        100%
                                          ====================================

Sales and Marketing

  Sales and Marketing Offices

     We maintain sales and marketing offices in Taiwan, the United States, Europe, Malaysia and Japan. Our Hsinchu and Kaohsiung offices in Taiwan are staffed with employees from both ASE Inc. and ASE Test Taiwan. In addition, the sales agent for our packaging and testing services maintains sales and marketing offices in Austria, Belgium, Germany, Japan, Korea, Malaysia and the United States. We conduct marketing research through our customer service personnel and those of our sales agent and through our relationships with our customers and suppliers to keep abreast of market trends and developments. We also provide advice in the area of production process technology to our major customers planning the introduction of new products. In placing orders with us, our customers specify which of our facilities these orders will go to. Our customers conduct separate qualification and correlation processes for each of our facilities that they use. See "Item 4. Business Overview--Sales and Marketing-- Qualification and Correlation by Customers".

  Sales and Customer Service Agents

     Under commission agreements, each of ASE Inc., ASE Test Taiwan, ASE Korea, ASE Chung Li and ASE Test Malaysia has appointed Gardex International Limited, or Gardex, as the non-exclusive sales agent for its services and products worldwide, excluding Asia. Gardex helps us identify customers, monitor delivery acceptance and payment by customers and, within parameters set by us, negotiate price, delivery and other terms with our customers. Purchase orders are placed directly with us by our customers. We pay Gardex a commission of between 0.4% and 0.7% of our sales outside of Asia, payable monthly, depending on the amount of these sales. In 2001, 2002 and 2003, we paid US$5.9 million, US$5.6 million and US$6.7 million, respectively, in commissions to Gardex.

     Under service agreements, each of ASE Inc., ASE Test Taiwan, ASE Korea, ASE Chung Li, ISE Labs and ASE Test Malaysia has appointed ASE (U.S.) Inc. as its non-exclusive agent to provide customer service and after-sales support to its customers in Europe and North America. We pay ASE (U.S.) Inc. a monthly fee based on its monthly associated costs and expenses plus a commission set by reference to the lower of a percentage of sales or a fixed fee. In 2001, 2002 and 2003, we paid US$15.8 million, US$15.6 million and US$21.8 million, respectively, in fees and service charges to ASE (U.S.) Inc.

     Both Gardex and ASE (U.S.) Inc. are wholly-owned by Y.C. Hsu, who has had a long personal relationship with Jason C.S. Chang, our Chairman and Chief Executive Officer, that pre-dates the founding of our company. We have maintained business relationships with Gardex, ASE (U.S.) Inc. and their predecessors since 1985. Gardex and ASE (U.S.) Inc. currently perform services only for us.

     See "Item 3. Key Information -- Risk Factors -- Risks Relating to Our Business -- We depend on our agents for sales and customer service in North America and Europe. Any serious disruption in our relationship with these agents, or substantial loss in their effectiveness, could significantly reduce our revenues and profitability".

  Customers

     Our global base of over 200 customers includes leading semiconductor companies across a wide range of end-use applications:

     o  Agilent Technologies, Inc.           o  NVIDIA Corporation
     o  Altera Corporation                   o  ON Semiconductor Corp.
     o  ATI Technologies, Inc.               o  Qualcomm Incorporated
     o  Conexant Systems, Inc.               o  RF Micro Devices, Inc.
     o  IBM Corporation                      o  Silicon Integrated Systems Corp.
     o  Koninklijke Philips Electronics N.V. o  STMicroelectronics N.V.
     o  LSI Logic Corporation                o  Sunplus Technology Co., Ltd.
     o  Motorola, Inc.                       o  VIA Technologies, Inc.

     Our five largest customers together accounted for approximately 41.2%, 39.6% and 34.8% of our net revenues in 2001, 2002 and 2003, respectively. Other than Motorola, Inc. and VIA Technologies, Inc. in 2001 and Motorola, Inc. in 2002 and 2003, no customer accounted for more than 10% of our net revenues in 2001, 2002 or 2003.

     We package and test for our customers a wide range of products with end-use applications in the communications, personal computers, consumer electronics, industrial and automotive sectors. The following table sets forth a breakdown of the percentage of our net revenues, for the periods indicated, by the principal end-use applications of the products which we packaged and tested.

                                                                              Year Ended December 31,
                                                                -------------------------------------------------
                                                                   2001                 2002                2003
End-Use Applications:
   Communications....................................              36.0%                34.4%               34.9%
   Personal computers................................              35.5                 35.4                35.7
   Consumer electronics/ industrial/ automotive......              27.7                 28.8                28.3
   Others............................................               0.8                  1.4                 1.1
                                                                -------------------------------------------------
     Total...........................................             100.0%               100.0%              100%
                                                                =================================================

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


     Communications                          Personal Computers                 Consumer Electronics/Industrial/Automotive
--------------------------------------   ------------------------------------   ---------------------------------------------
Agilent Technologies, Inc.               ATI Technologies, Inc.                 Altera Corporation
Conexant Systems, Inc.                   IBM Corporation                        LSI Logic Corporation
Koninklijke Philips Electronics N.V.     NVIDIA Corporation                     Motorola, Inc.
Motorola, Inc.                           Silicon Integrated Systems Corp.       ON Semiconductor Corp.
Qualcomm Incorporated                    VIA Technologies, Inc.                 STMicroelectronics N.V.
RF Micro Devices, Inc.                   Winbond Electronics Corporation        Sunplus Technology Co., Ltd.
STMicroelectronics N.V.                  Marvell Technology Group Ltd.          Micronas Semiconductor Holding AG

     We categorize our packaging and testing revenues geographically based on the country in which the customer is headquartered. The following table sets forth, for the periods indicated, the percentage breakdown by geographic regions of our packaging and testing revenues.

                                              Year Ended December 31,
                                     -------------------------------------------
                                       2001             2002              2003
                                     -------------------------------------------

North America.....................     65.0%            59.1%             60.2%
Taiwan............................     26.7             24.9              27.0

                                              Year Ended December 31,
                                     -------------------------------------------
                                       2001             2002              2003
                                     -------------------------------------------
Europe............................      3.9              6.1               8.3
Others............................      4.4              9.9               4.5
                                     -------------------------------------------
     Total........................    100.0%           100.0%            100%
                                     ===========================================

     In 2003, approximately 84% of the testing revenues of ASE Taiwan and 90% of the testing revenues of ASE Test Malaysia were accounted for by the testing of semiconductors packaged at our packaging facilities in Kaohsiung, Taiwan and Malaysia, respectively. The balance represented testing revenues from customers who delivered packaged semiconductors directly to ASE Test Taiwan or ASE Test Malaysia for testing. In 2003, approximately 36% of our packaging revenues in Kaohsiung, Taiwan and 64% of our packaging revenues in Malaysia were accounted for by the packaging of semiconductors which were subsequently tested at ASE Test Taiwan and ASE Test Malaysia, respectively. We expect that more customers of our packaging facilities in Kaohsiung, Taiwan and Malaysia will begin to contract for our packaging and testing services on a turnkey basis.

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

Raw Materials and Suppliers

   Packaging

     The principal raw materials used in our packaging processes are interconnect materials such as leadframes and substrates, gold wire and molding compound. Interconnect materials, such as leadframes and substrates, gold wire and molding compound represented approximately 56.2%, 23.0% and 8.1%, respectively, of our total cost of packaging materials in 2003.

     The silicon die, which is the functional unit of the semiconductor to be packaged, is supplied in the form of silicon wafers. Each silicon wafer contains a number of identical dies. We receive the wafers from the customers or the foundries on a consignment basis. Consequently, we generally do not incur inventory costs relating to the silicon wafers used in our packaging process.

     We do not maintain large inventories of leadframes, substrates, gold wire or molding compound, but generally maintain sufficient stock of each principal raw material for approximately one month's production based on blanket orders and rolling forecasts of near-term requirements received from customers. In addition, several of our principal suppliers dedicate portions of their inventories, typically in amounts equal to the average monthly amounts supplied to us, as reserves to meet our production requirements. However, shortages in the supply of materials experienced by the semiconductor industry have in the past resulted in occasional price adjustments and delivery delays. For example, in 1999 and the first half of 2000, the industry experienced a shortage in the supply of advanced substrates used in BGA packages, which, at the time, were only available from a limited number of suppliers located primarily in Japan. In these instances, we generally negotiate an extension of the delivery date from our customers. See "Item 4. Information on the Company--Business Overview--Strategy--Continue to Focus on Advanced Technological, Processing and Interconnect Materials Capabilities".

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

Equipment

  Packaging

     The most important equipment used in the semiconductor packaging process is the wire bonder. Wire bonders connect the input/output terminals on the silicon die using extremely fine gold wire to leads on leadframes or substrates. Typically, a wire bonder may be used, with minor modifications, for the packaging of different products. We purchase our wire bonders principally from Kulicke & Soffa Industries Inc. As of May 31, 2004, we operated an aggregate of 5,918 wire bonders, of which 4,832 were fine-pitch wire bonders. As of the same date, 29 of the wire bonders operated by us were consigned by customers. For the packaging of certain types of substrate-based packages, such as flip-chip BGA, die bonders are used in place of wire bonders. The number of bonders at a given facility is commonly used as a measure of the packaging capacity of the facility. In addition to bonders, we maintain a variety of other types of packaging equipment, such as wafer grind, wafer mount, wafer saw, automated molding machines, laser markers, solder plate, pad printers, dejunkers, trimmers, formers, substrate saws and scanners.

  Testing

     Testing equipment is the most capital intensive component of the testing process. We generally seek to purchase testers from different suppliers with similar functionality and the ability to test a variety of different semiconductors. We purchase testers from major international manufacturers, including Advantest Corporation, Agilent Technologies, Inc., Credence Systems Corporation, LTX Corporation, NP Test Inc. and Teradyne, Inc. Upon acquisition of new testers, we install, configure, calibrate, perform burn-in diagnostic tests on and establish parameters for the testers based on the anticipated requirements of existing and potential customers and considerations relating to market trends. As of May 31, 2004, we operated an aggregate of 1,348 testers, 266 of which were consigned by customers and 53 of which were leased under operating leases. In addition to testers, we maintain a variety of other types of testing equipment, such as automated handlers and probers (special handlers for wafer probing), scanners, reformers and computer workstations for use in software development. Each tester may be attached to a handler or prober. Handlers attach to testers and transport individual packaged semiconductor to the tester interface. Probers similarly attach to the tester and align each individual die on a wafer with the interface to the tester.

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

Intellectual Property

     As of May 31, 2004, we held 388 Taiwan patents and 134 U.S. patents related to various semiconductor packaging technologies. In addition, we registered "ASE" as a trademark and as a servicemark in Taiwan.

     We have also entered into various non-exclusive technology license agreements with other companies involved in the semiconductor manufacturing process, including Motorola, Inc., Tessera Inc., Fujitsu Limited, Flip Chip Technologies, L.L.C. and LSI Logic Corporation. We paid royalties under our license agreements in the amount of NT$151.2 million, NT$176.7 million, and NT$200.1 million (US$5.9 million) in 2001, 2002 and 2003, respectively. The technology we license from these companies includes solder bumping, redistribution, ultraCSP assembly and other technologies used in the production of package types, such as BCC, flip-chip BGA and film BGA. The license agreement with Tessera Inc. will not expire until the expiration of the Tessera Inc. patents licensed by the agreement. The license agreements with Motorola, Inc., Flip Chip Technologies, L.L.C. and LSI Logic Corporation will expire on December 31, 2010, March 1, 2009 and January 1, 2010, respectively. We are in the process of negotiating the renewal of our license agreement with Fujitsu Limited.

     Our success depends in part on our ability to obtain, maintain and protect our patents, licenses and other intellectual property rights, including rights under our license agreement with Motorola, Inc.

Quality Control

     We believe that our advanced process technology and reputation for high quality and reliable services have been important factors in attracting and retaining leading international semiconductor companies as customers for our packaging and testing services. We have maintained an average packaging yield rate of 99.8% or greater in each of the last three years. We maintain a quality control staff at each of our facilities. Our quality control staff typically includes engineers, technicians and other employees who monitor packaging and testing processes in order to ensure high quality. Our quality assurance systems impose strict process controls, statistical in-line monitors, supplier control, data review and management, quality controls and corrective action systems. Our quality control employees operate quality control stations along production lines, monitor clean room environments and follow up on quality through outgoing product inspection and interaction with customer service staff. We have established quality control systems which are designed to ensure high quality service to customers, high product and testing reliability and high production yields at our facilities. In addition, our packaging and testing facilities have been qualified by all of our major customers after satisfying stringent quality standards prescribed by these customers.

     Our packaging and testing operations are undertaken in clean rooms where air purity, temperature and humidity are controlled. To ensure stability and integrity of our operations, we maintain clean rooms at our facilities that meet U.S. Federal 209E class 1,000, 10,000 and 100,000 standards.

     ISE Labs' testing facility in Fremont, California has been approved by the U.S. military's Defense Supply Center, Columbus, Sourcing and Qualifications Unit as a laboratory possessing the requisite level of performance, quality and reliability required of suppliers for the U.S. Department of Defense.

     Our packaging and testing facilities in Kaohsiung, Taiwan, and the United States have been certified as meeting the ISO 9001 quality standards set by the International Standards Organization, or ISO. In addition, our packaging and testing facilities in Kaohsiung, Taiwan, Korea and Malaysia and our interconnect materials facilities have also been certified as meeting the ISO 14001 quality standards. ISO certifications are required by many countries in connection with sales of industrial products in these countries.

     Our packaging and testing facilities in Taiwan and Korea have also been certified as meeting TS 16949 standards. These standards provide for continuous improvement with an emphasis on the prevention of defects and reduction of variation and waste in the supply chain. Like ISO certifications, TS 16949 certification is required by some semiconductor manufacturers as a threshold indicating a company's quality control standards.

     Furthermore, our packaging and testing facilities in Kaohsiung, Taiwan have received the SAC Level-1 certification for quality assurance from the Semiconductor Assembly Council. The Semiconductor Assembly

Council is an organization of semiconductor manufacturers, subcontractors, end-users and materials and service providers established to certify subcontract quality systems and process control practices.

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

     Integrated device manufacturers that use our services continuously evaluate our performance against their own in-house packaging and testing capabilities. These integrated device manufacturers may have access to more advanced technologies and greater financial and other resources than we do. We believe, however, that we can offer greater efficiency and lower costs while maintaining equivalent or higher quality for several reasons. First, as we benefit from specialization and economies of scale by providing services to a large base of customers across a wide range of products, we are better able to reduce costs and shorten production cycles through high capacity utilization and process expertise. Second, as a result of our customer base and product offerings, our equipment generally has a longer useful life. Third, as a result of the continuing reduction of investments in in-house packaging and testing capacity and technology at integrated device manufacturers, we are better positioned to meet the advanced packaging and testing requirements on a large scale.

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

Insurance

     We have insurance policies covering property damage and damage to our production facilities, buildings and machinery. In addition, we have insurance policies covering our liabilities in connection with certain accidents. Significant damage to any of our production facilities would have a material adverse effect on our results of operations. We are not insured against the loss of key personnel.

ORGANIZATIONAL STRUCTURE

     The following chart illustrates our corporate structure and our effective equity interest in each of our principal operating subsidiaries and affiliates as of May 31, 2004. The following chart does not include wholly-owned intermediate holding companies.

                                [GRAPH OMITTED]


-----------------------
(1) The common shares of ASE Inc. are listed on the Taiwan Stock Exchange under the symbol "2311". The ADSs of ASE Inc. are listed on the New York Stock Exchange under the symbol "ASX".
(2) The ordinary shares of ASE Test are quoted for trading on the Nasdaq National Market under the symbol "ASTSF". ASE Test's Taiwan depositary shares, which represent its ordinary shares, are listed for trading on the Taiwan Stock Exchange under the symbol "9101".
(3) On October 28, 2003, we entered into a merger agreement with ASE Chung Li and ASE Material pursuant to which ASE Chung Li Inc. and ASE Material will be merged with and into ASE Inc., with ASE as the surviving corporation. For more information on the pending merger, see "Item 4. Information on the Company--History and Development of the Company--Pending Merger with ASE Chung Li and ASE Material".
(4) The common shares of Universal Scientific Industrial Co., Ltd. are listed on the Taiwan Stock Exchange under the symbol "2350".
(5) The common shares of Hung Ching are listed on the Taiwan Stock Exchange under the symbol "2527".
(6) The remaining shares of ASE Material are owned by the management and employees of ASE Material and the management and employees of ASE Inc. and its affiliates, as well as a strategic investor.
(7) On October 28, 2003, we entered into a joint venture agreement with Compeq to establish ASE-Compeq Technologies, Inc., which will focus on the design and production of interconnect materials for packaging semiconductors. Pursuant to the joint venture agreement, we own 60% of the equity interest in ASE-Compeq Technologies, Inc. and Compeq owns the remaining 40% of the equity interest. For more information on the joint venture, see "Item 4. Information on the Company-History and Development of the Company-Joint Venture with Compeq Manufacturing Co., Ltd.".
(8) Our acquisition of ASE Japan was completed on May 31, 2004. For more information on the acquisition, see "Item 4. Information on the Company-- History and Development of the Company--Acquisitions of NEC's Packaging and Testing Operations in Yamagata, Japan".

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

     ASE Test was incorporated in 1995 and its ordinary shares have been quoted for trading on the Nasdaq National Market since June 1996 under the symbol "ASTSF". ASE Test's Taiwan depositary shares representing its ordinary shares have been listed for trading on the Taiwan Stock Exchange under the symbol "9101" since January 1998. As of May 31, 2004, we held 51.0% of the outstanding shares of ASE Test.

     ASE Test is a holding company incorporated in Singapore whose significant assets are its ownership interests in the following operating companies as of May 31, 2004:

     o    100% of ASE Test, Inc., also called ASE Test Taiwan;

     o    100% of ASE Test Malaysia;

     o    100% of ISE Labs;

     o 27.6% of ASE Chung Li (the remaining 72.4% of which is owned by ASE Inc.); and

     o    30% of ASE Korea (the remaining 70% of which is owned by ASE Inc.).

     In 2003, ASE Test recorded net revenues of US$391.9 million, operating income of US$1.2 million and a net loss of US$3.5 million. In 2002, ASE Test recorded net revenues of US$302.0 million, an operating loss of US$76.0 million and a net loss of US$81.3 million. In 2001, ASE Test recorded net revenues of US$298.5 million, an operating loss of US$24.1 million and a net loss of US$45.8 million.

  ASE Material

     ASE Material, which is an ROC company, was established in 1997 for the design and production of interconnect materials, such as leadframes and substrates, used in the packaging of semiconductors. ASE Material currently supplies our packaging facilities in Kaohsiung, Taiwan with a substantial portion of our leadframe and substrate requirements. See "Item 4. Information on the Company--Business Overview--Raw Materials and Suppliers--Packaging". As of May 31, 2004, we held 61.4% of the outstanding shares of ASE Material, comprising 57.4% held by ASE Inc. and 4.0% held by ASE Test Taiwan. The remaining shares of ASE Material are owned by the management and employees of ASE Material, the management and employees of ASE Inc. and its affiliates, as well as a strategic investor. As of May 31, 2004, the supervisors and two of the four directors of ASE Material are representatives of ASE Inc. and one director of ASE Material is a representative of ASE Test Taiwan. The remaining director of ASE Material is Richard H.P. Chang, our Vice Chairman and President, who serves in his individual capacity.

     ASE Material's facilities are located in the Nantze Export Processing Zone near our packaging and testing facilities in Kaohsiung, and in Chung Li, Taiwan. In 2003, ASE Material recorded net revenues of NT$5,225.1 million (US$153.7 million), an operating gain of NT$102.9 million (US$3.0 million) and a net income of NT$168.3 million (US$5.0 million). In 2002, ASE Material recorded net revenues of NT$3,136.4 million, an operating loss of NT$583.6 million and a net loss of NT$854.3 million. In 2001, ASE Material recorded net revenues of NT$2,458.4 million, operating income of NT$273.5 million and net income of NT$181.6 million. Substantially all of ASE Material's sales are to us and our affiliates. Accordingly, substantially all of its sales and net income are eliminated in the preparation of our consolidated financial statements.

     On October 28, 2003, we entered into a merger agreement to merge ASE Material with and into ASE Inc., with ASE Inc. as the surviving corporation. Assuming receipt of all necessary approvals and consents, we expect the merger will be completed on August 1, 2004. See "Item 4. Information on the Company--History and Development of the Company -- Pending Merger with ASE Chung Li and ASE Material".

Our Unconsolidated Affiliates

     As of May 31, 2004, we held approximately 23.5% of the outstanding shares of Universal Scientific and 26.4% of the outstanding shares of Hung Ching.

  Universal Scientific

     Universal Scientific, which is an ROC company, manufactures electronics products in varying degrees of system integration principally on a contract basis for original equipment manufacturers, including:

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

     Universal Scientific's principal manufacturing facilities are located in Nantou, Taiwan. In 2003, Universal Scientific recorded net revenues of NT$40,928.1 million (US$1,204.1 million), an operating income of NT$967.7 million (US$28.5 million) and net income of NT$776.3 million (US$22.8 million). In 2002, Universal Scientific recorded net revenues of NT$31,775.9 million, operating income of NT$803.4 million and net income of NT$276.0 million. In 2001, Universal Scientific recorded net revenues of NT$34,214.8 million, operating income of NT$556.5 million and a net loss of NT$163.1 million. The shares of Universal Scientific are listed on the Taiwan Stock Exchange under the symbol "2350". As of May 31, 2004, Universal Scientific had a market capitalization of NT$9,880.0 million (US$290.7 million).

  Hung Ching

     Hung Ching is an ROC company engaged in the development and management of commercial, residential and industrial real estate properties in Taiwan. Hung Ching's completed development projects include the ASE Design Center commercial project and the Earl Village residential project, both located in Hsichih, Taiwan. Hung Ching was founded in 1986 by Chang Yao Hung-ying. Chang Yao Hung-ying is the mother of both Jason C.S. Chang, our Chairman and Chief Executive Officer, and Richard H.P. Chang, our Vice Chairman and President, and was a director of ASE Inc. from 1984 to June 2003. Jason C.S. Chang, Richard H.P. Chang, Chang Yao Hung-ying and other members of the Chang family are controlling shareholders of Hung Ching.

     In 2003, Hung Ching recorded net revenues of NT$1,014.9 million (US$29.9 million), an operating loss of NT$491.5 million (US$14.5 million) and a net loss of NT$483.8 million (US$14.2 million). In 2002, Hung Ching recorded net revenues of NT$546.7 million, an operating loss of NT$253.8 million and a net loss of NT$521.5 million. In 2001, Hung Ching recorded net revenues of NT$2,600.1 million, an operating loss of NT$101.3 million and a net loss of NT$811.3 million. The shares of Hung Ching are listed on the Taiwan Stock Exchange under the symbol "2527". As of May 31, 2004, Hung Ching had a market capitalization of NT$2,939.4 million (US$86.5 million).

PROPERTY, PLANTS AND EQUIPMENT

     We operate a number of packaging and testing facilities in Asia and the United States. Our facilities provide varying types or levels of services with respect to different end-product focus, customers, technologies and geographic locations. Our facilities range from our large-scale turnkey facilities in Taiwan and Malaysia to our specialized Korea facility dedicated to wireless communications and automotive end-products. With our diverse facilities we are able to tailor our packaging and testing solutions closely to our customers' needs. The following table sets forth the location, commencement of operation, primary use, approximate floor space and ownership of our facilities as of May 31, 2004.

                                                                                                Approximate
                                         Commencement of                                      Floor Space (in
   Facility             Location         Operation                 Primary Use                 sq. ft.)        Owned or Leased
---------------------  ----------------  ----------------  ---------------------------------  ---------------  -------------------
ASE Inc.               Kaohsiung,        March 1984        Our primary packaging facility.       2,160,000      Land: leased
                       Taiwan                              Offers complete semiconductor                        Buildings: owned
                                                           manufacturing solutions in
                                                           conjunction with ASE Test Taiwan
                                                           and foundries located in Taiwan.
                                                           Focuses primarily on advanced
                                                           packaging services, including
                                                           flip-chip, wafer bumping and
                                                           fine-pitch wire bonding.
ASE Test, Taiwan       Kaohsiung,        December 1987     Our primary testing facilities.         986,000      Land: leased
                       Taiwan                              Offers complete semiconductor                        Buildings: owned
                       Chung Li, Taiwan                    solutions in conjunction with
                                                           ASE Inc.'s facility in Kaohsiung
                                                           and foundries located in Taiwan.
                                                           Focuses primarily on advanced

                                                                                                Approximate
                                         Commencement of                                      Floor Space (in
   Facility             Location         Operation                 Primary Use                 sq. ft.)        Owned or Leased
---------------------  ----------------  ----------------  ---------------------------------  ---------------  -------------------
                                                           logic/mixed-signal testing for
                                                           integrated device manufacturers,
                                                           fabless design companies and
                                                           system companies.
ASE Material(1)        Kaohsiung,        December 1997     Design and production of                690,000      Land: leased
                       Taiwan                              interconnect materials such as                       Buildings: owned
                       Chung Li, Taiwan                    leadframes and substrates used
                                                           in packaging of semiconductors.
ASE Test Malaysia      Penang, Malaysia  February 1991     An integrated packaging and             711,000      Land: leased
                                                           testing facility which focuses                       Buildings:
                                                           primarily on the requirements of                     owned and leased
                                                           integrated device manufacturers
                                                           and system companies, including
                                                           those for module assembly.
ASE Chung Li(1)(2)     Chung Li, Taiwan  April 1985        An integrated packaging and             900,000      Land: owned
                                                           testing facility which                               Buildings: owned
                                                           specializes in semiconductors
                                                           for communications and consumer
                                                           applications.
ASE Korea(3)           Paju, Korea       March 1967        An integrated packaging and             470,000      Land: owned,
                                                           testing facility which                               subject to
                                                           specializes in semiconductors                        mortgage
                                                           for radio frequency, sensor and                      Buildings: owned,
                                                                                                                subject to mortgage
                                                           automotive applications.
ISE Labs(4)            Fremont,          November 1983     Front-end engineering and final         385,000      Land: leased
                       California                          testing facilities located in                        Buildings:
                       Austin, Texas                       northern California in close                         owned and leased
                       Hong Kong                           proximity to several of the
                       Singapore                           world's largest fabless design
                                                           companies. Testing facilities
                                                           located in close proximity to
                                                           integrated device manufacturers
                                                           and fabless companies in Texas,
                                                           Hong Kong and Southeast Asia.

-----------------------
(1) On October 28, 2003, we entered into a merger agreement with ASE Chung Li and ASE Material pursuant to which ASE Chung Li and ASE Material will be merged with and into ASE Inc., with ASE Inc. as the surviving corporation. For more information on the pending merger, see "Item 4. Information on the Company--History and Development of the Company--Pending Merger with ASE Chung Li and ASE Material".
(2) We acquired a 70.0% interest in ASE Chung Li and ASE Test acquired the remaining 30.0% interest in July 1999. As of October 31, 2003, we held a 72.4% interest in ASE Chung Li and ASE Test held a 27.6% interest in ASE Chung Li.
(3) We acquired a 70.0% interest in ASE Korea and ASE Test acquired the remaining 30.0% interest in July 1999.
(4) We acquired a 70.0% interest in ISE Labs in May 1999, which was subsequently increased to 80.4% following ASE Test's purchase of additional shares of ISE Labs in 2000. In January 2002, we purchased the remaining outstanding shares of ISE Labs.

     For information on the aggregate capacity of our facilities in terms of the number of testers and bonders we operate, see "Item 4. Information on the Company -- Business Overview -- Equipment". The capacity utilization rates of the machinery and equipment installed at our production facilities typically depend on factors such as the volume and variety of different products packaged or tested using such machinery and equipment, the efficiency of our operations in terms of the loading and adjustment of machinery and equipment for the packaging or testing of different products, the complexity of the different products to be packaged or tested, the amount of time set aside for the maintenance and repair of the machinery and equipment, the experience and schedule of work shifts of operators, and others.

Expansion

     We are in the process of constructing two new buildings in Chung Li, Taiwan. The new buildings are expected to have an estimated floor space of approximately 1,023,000 square feet, and are intended to house a part of our testing operations and a part of our interconnect materials operations. Construction commenced in September 2003 and we expect it to be completed by the second half of 2004. The total cost of the construction project, including the land and the completed buildings, is estimated to be approximately NT$1,200.0 million (US$35.3 million). We are currently in discussions with Hung Ching, our affiliate engaged in the development and management of commercial, residential and industrial real estate in Taiwan, on the terms of the construction agreement.

     We are in the process of constructing a new building in Kaohsiung, Taiwan. The new building is expected to have approximately 1,163,000 square feet of floor space. Upon completion of the development, which is currently expected to be in the second half of 2004, we will own the first two floors of the building with floor space of approximately 235,000 square feet, and Hung Ching will own remaining floors of the building with floor space of approximately 928,000 square feet. We plan to use our floor space to house part of our operations in Kaohsiung. We and our affiliates will have priority in purchasing the remaining floor space from Hung Ching. The total cost of the construction project, including land and the completed building, is estimated at NT$1,400.0 million (US$41.2 million). See "Item 7. Major Shareholders and Related Party Transactions--Related Party Transactions".

     We plan to finance both of these construction projects with internally generated cash. We have not yet paid any portion of the construction costs for either of these projects.

     We have not finalized the portion of our productive capacity, either existing capacity or new capacity budgeted to be added in 2004, which will be allocated to these new buildings upon their completion.

Item 5.  Operating and Financial Review and Prospects

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

Overview

     We offer a broad range of semiconductor packaging and testing services. In addition to offering each service separately, we also offer turnkey services, which consist of the integrated packaging, testing and direct shipment of semiconductors to end users designated by our customers. Our net revenues increased from NT$38,367.8 million in 2001 to NT$45,586.8 million in 2002 and NT$57,311.8 million (US$1,686.1 million) in 2003. The increase in our net revenues in 2002 and 2003 reflected a modest recovery in the semiconductor industry and increased outsourcing of the packaging of advanced package types such as BGA. In 2002 and 2003, we experienced a gradual improvement in our net revenues compared to 2001 across each of the end-use applications of the semiconductors that we packaged and tested. This improvement was generally concentrated in the packaging of more advanced package types, the testing of more complex, high-performance semiconductors and the assembly of modules.

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

     The semiconductor industry is characterized by a general trend towards declining prices for products and services of a given technology over time. In addition, during periods of intense competition and adverse conditions in the semiconductor industry, the pace of this decline may be more rapid than that experienced in other years. The average selling prices of our packaging and testing services have experienced sharp declines during such periods as a result of intense price competition from other independent packaging and testing companies that attempt to maintain high capacity utilization levels in the face of reduced demand. During the industry downturn commencing in the fourth quarter of 2000, we experienced a significant deterioration in average selling prices which resulted in our company incurring a net loss in 2001 and a significant decrease in net income in 2002, as compared with the years prior to 2001. As a result of the modest recovery in the semiconductor industry and a gradual upturn in the outsourcing trend in 2002 and 2003, our average selling prices for packaging and testing services stabilized in 2002 and 2003 as compared to the average selling price in 2001.

     In 2001, 2002 and 2003, packaging revenues accounted for 75.3%, 77.9% and 78.6% while testing revenues accounted for 24.7%, 22.1% and 21.2%, respectively, of our net revenues. Testing revenues as a percentage of our net revenues decreased in 2002 and 2003 as the average selling prices of our testing services are more severely affected by a downturn in the semiconductor industry than the average selling prices of our packaging services. In periods of an industry downturn, the decline in the average selling prices of our testing services is often exacerbated by the decrease in demand from our integrated device manufacturer customers, who typically maintain larger in-house testing capacity than in-house packaging capacity. These price declines are also exacerbated by the intense price competition from other independent testing service providers, who typically offer large price discounts during periods of depressed demand, such as in 2001, in order to maintain higher capacity utilization rates to defray the high fixed costs associated with testing operations.

     Although the growth rate for outsourced semiconductor testing services slowed down as a result of the industry downturn in 2000 and 2001, we expect this growth rate to improve due to the modest recovery in the semiconductor industry in 2002, 2003 and the first half of 2004. We believe that the market for outsourced semiconductor testing services has more potential for growth than the market for outsourced semiconductor packaging services over the long term for two reasons. First, the portion of the semiconductor testing market that is currently accounted for by independent testing service providers is smaller than that for packaging. Second, the large capital expenditures needed for increasingly sophisticated testing equipment, as compared to less expensive packaging equipment, are also a driver for further outsourcing of testing services by integrated device manufacturers.

     Declines in average selling prices have been partially offset over the last three years by a change in our revenue mix. In particular, revenues derived from packaging more advanced package types, such as BGA, higher density packages with finer lead-to-lead spacing, or pitch, and testing of more complex, high-performance semiconductors, as well as module assembly, have increased as a percentage of total revenues. We intend to continue to focus on packaging more advanced package types, such as BGA and flip-chip BGA, developing and offering new technologies in packaging and testing services and expanding our capacity to achieve economies of scale, as well as improving production efficiencies for older technology, in order to mitigate the effects of declining average selling prices on our profitability.

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

     The current generation of advanced testers typically cost between US$2.0 million and US$5.0 million each, while wire bonders used in packaging typically cost approximately US$100,000 each. In 2001, 2002 and 2003, our depreciation expense as a percentage of net revenues was 27.0%, 24.9% and 20.1%, respectively. The significant decrease in depreciation expense as a percentage of net revenues in 2003 compared to 2001 and 2002 was primarily a result of higher equipment utilization and an increase in revenues from advanced processes that translated into higher average selling prices in 2003. We begin depreciating our equipment when it is placed into service. There may sometimes be a time lag between when our equipment is placed into service and when it achieves high levels of utilization. In periods of depressed industry conditions such as 2000 and 2001, we may experience lower than expected demand from customers and a sharp decline in the average selling price of our testing services, resulting in an increase in depreciation expense relative to net revenues. In particular, the capacity utilization rates for our testing equipment are more severely affected during an industry downturn as a result of the decrease in outsourcing demand from integrated device manufacturers, which typically maintain larger in-house testing capacity than in-house packaging capacity. We expect that our capacity utilization rate will improve in 2004 as a result of the modest recovery in the semiconductor industry and a gradual upturn in the outsourcing trend.

     In 2003, we entered into operating leases with leasing companies to lease advanced testers, generally for a term of three years. We believe that these operating leases will allow us to better manage our capacity utilization rates and cash flow. Since testers operated under operating leases could be replaced with more advanced testers upon the expiration of the lease, we expect that these operating leases would improve our capacity utilization rate by reducing the number of testers with lower utilization. As of May 31, 2004, we leased 53 testers.

Raw Material Costs

     Substantially all of our raw material costs are accounted for by packaging and the production of interconnect materials, as testing requires minimal raw materials. In 2001, 2002 and 2003, raw material cost as a percentage of our net revenues was 30.7%, 30.2% and 28.8%, respectively. We expect interconnect materials to become an increasingly important component of the cost of our packaging revenues and we plan to continue to develop and enhance our in-house interconnect materials capabilities in order to maintain and enhance our profitability, ensure an adequate supply of interconnect materials at competitive prices and reduce production time. On October 28, 2003, we entered into a merger agreement to merge ASE Material with and into ASE Inc., with ASE Inc. as the surviving corporation. In addition, on October 28, 2003, we entered into a joint venture agreement with Compeq to establish ASE-Compeq Technologies, Inc., which will focus on the design and production of interconnect materials for packaging semiconductors. We believe that our merger with ASE Material and our joint venture with Compeq will enhance our interconnect materials capabilities. For more information on the pending merger, see "Item 4. Information on the Company - History and Development of the Company - Pending Merger with ASE Chung Li and ASE Material".

Goodwill Amortization

     Our operating income and non-operating income in recent years have been affected by goodwill amortization charges in connection with the restructuring of our investment holdings and other share repurchases. Under ROC GAAP, additional purchases of shares of consolidated subsidiaries (majority owned) or of companies accounted for using the equity method (less than majority but at least 20% owned) will generate goodwill in an amount equal to the difference between the purchase price and the book value per share of those shares. The goodwill generated is amortized over ten years. Goodwill amortization from the purchases of shares of consolidated subsidiaries are recognized under general and administrative expense. Goodwill amortization from the purchases of shares of companies accounted for using the equity method are recognized as a debit under investment income. Transactions which created significant goodwill charges were (1) the purchase of additional ordinary shares of ASE Test in the open market in 2002, (2) the purchase of additional ordinary shares of ASE Test in 2001 from two of our directors at the prevailing market price, (3) the purchase of a total of 26,250,000 shares of ISE Labs in 1999, 2000 and 2002 and (4) the open market purchase of shares of Universal Scientific between 1999 and 2000. See "Item 7. Major Shareholders and Related Party Transactions -- Related Party Transactions" and note 8 to the consolidated financial statements.

Pending Merger of ASE Chung Li and ASE Material

On October 28, 2003, we entered into a merger agreement with ASE Chung Li and ASE Material pursuant to which ASE Chung Li and ASE Material will be merged with and into ASE Inc., with ASE Inc. as the surviving corporation. The merger is to be consummated by means of a share exchange pursuant to which the respective shareholders (other than ASE Inc.) of ASE Chung Li and ASE Material will receive common shares of ASE Inc. in exchange for the common shares of each of ASE Chung Li and ASE Material. The planned share exchange pursuant to the merger agreement between ASE Inc. and entities under the control of ASE Inc. will be treated as a transaction between entities under common control, and all assets and liabilities exchanged will be transferred at their carrying amounts. With respect to the share exchange between ASE Inc. and the outstanding minority interests, the purchase method of accounting will be applied as the exchange represents the acquisition of non-controlling equity interests in a subsidiary. To the extent that the fair value of the ASE Inc. common shares (based on NT$31.00 per ASE Inc. common share, which is the average of the closing prices of ASE Inc.'s common shares on the Taiwan Stock Exchange for two days prior to and following October 28, 2003) exchanged for the non-controlling equity interests exceeds the fair value of the acquired net assets (as determined on the effective date of the merger), the merger will generate goodwill. For more information on the pending merger, see "Item 4. Information on the Company--History and Development of the Company--Pending Merger with ASE Chung Li and ASE Material".

  Critical Accounting Policies and Estimates

     Preparation of our consolidated financial statements requires us to make estimates and judgments in applying our critical accounting policies which have a significant impact on the results we report in our consolidated financial statements. We continually evaluate these estimates, including those related to revenue recognition, allowances for doubtful accounts, inventories, allowances for deferred income tax assets, useful lives of properties, realizability of long-term assets, goodwill and the valuation of marketable securities and long-term investments. We base our estimates on historical experience and other assumptions which we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions. We have identified below the accounting policies that are the most critical to our consolidated financial statements.

     Revenue Recognition. Revenues from semiconductor packaging services that we provide are recognized upon shipment. Revenues from testing services that we provide are recognized upon completion of the services. We do not take ownership of: (1) bare semiconductor wafers received from customers that we package into finished semiconductors, and (2) packaged semiconductors received from customers that we test. The title and risk of loss remains with the customer for those bare semiconductors and/or packaged semiconductors. Accordingly, the cost of customer-supplied semiconductor materials is not included in our consolidated financial statements. Other criteria that we use to determine when to recognize revenue are: (1) existence of persuasive evidence of the services provided, (2) the selling price is fixed or determinable and (3) collectibility is reasonably assured. These policies are consistent with provisions in the Staff Accounting Bulletin No. 101 issued by the United States Securities and Exchange Commission, or SEC. We do not provide warranties to our customers except in cases of defects in the packaging services provided and deficiencies in testing services provided. An appropriate sales allowance is recognized in the period during which the sale is recognized, and is estimated based on historical experience.

     Allowance for Doubtful Accounts. We periodically record a provision for doubtful accounts based on our evaluation of the collectibility of our accounts receivable. The total amount of this provision is determined by us as follows. We first identify the receivables of customers that are considered to be a higher credit risk based on their current overdue accounts with us, difficulties collecting from these customers in the past or their overall financial condition. For each of these customers, we estimate the extent to which the customer will be able to meet its financial obligations to us, and we record an allowance that reduces our accounts receivable for that customer to the amount that we reasonably believe will be collected. For all other customers, we maintain an allowance for doubtful accounts equal to a percentage of their aggregate accounts receivable. Based on our experience, we currently maintain an allowance for the accounts receivables of these other customers which average between 3% and 4%, on a consolidated basis, of our net revenues. Additional allowances may be required in the future if the financial condition of our customers or general economic conditions deteriorate, and this additional allowance would reduce our net income.

     Inventories. Inventories are recorded at cost when acquired and stated at the lower of weighted average cost or market value. Unbilled processing charges incurred are included in finished goods and work in progress and are stated at actual cost. Market value for finished goods and work in process is estimated to be the net realizable value. Market value for raw materials, supplies and spare parts is the replacement cost. Materials received from customers for processing, mainly of semiconductor wafers, are excluded from inventories, as title and risk of loss remains with the customers. An allowance for loss on decline in market value and obsolescence is provided based on the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. An additional inventory provision may be required if actual market conditions are less favorable than those projected.

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

     Useful Lives of Properties. Our properties primarily consist of machinery and equipment, buildings and improvements and land improvements. As our operations are capital intensive, we have significant investments in expensive packaging and testing equipment. Properties represented 57.0%, 60.1% and 58.9% of our total assets as of December 31, 2001, 2002 and 2003, respectively. We depreciate our properties based on our estimate of their economic useful lives to us, which is in turn based on our judgment, historical experience and the potential obsolescence of our existing equipment brought about by the introduction of more sophisticated packaging and testing technologies and processes. If we subsequently determine that the actual useful life of properties is shorter than what we had estimated, we will depreciate the remaining undepreciated value of that asset over its remaining economic useful life. This would result in increased depreciation expense and decreased net income during those periods. Similarly, if the actual lives of properties are longer than what we had estimated, we would have a smaller depreciation expense and higher net income in subsequent periods. As a result, if our estimations of the useful lives of our properties are not accurate or are required to be changed in the future, our net income in future periods would be affected.

     Realizability of Long-Term Assets. We are required to evaluate our equipment, goodwill and other long-lived assets for impairment whenever there is an indication of impairment. If certain criteria are met, we are required to record an impairment charge. We have adopted U.S. Statement of Financial Accounting Standards, or U.S. SFAS, No. 144, "Accounting for the Impairment for Disposal of Long-Lived Assets" to account for the impairment of our long-lived assets under both ROC GAAP and U.S. GAAP. In accordance with U.S. SFAS No. 144, long-lived assets held and used by us are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed by comparing undiscounted net cash flows of the assets against the net book value of the assets. If the recoverability test indicates that an impairment has occurred, the impairment loss is the amount of the asset's net book value in excess of the related fair value. For example, we took a NT$1,225.6 million (US$36.1 million) impairment charge in 2002 against some of our testing equipment to reflect the decline in economic value of this equipment. In 2003, we did not take any impairment charges against long-lived assets.

     Goodwill. The U.S. Financial Accounting Standards Board, or FASB, recently issued U.S. SFAS No. 142, "Goodwill and Other Intangible Assets". U.S. SFAS No. 142 requires the use of a non-amortization approach to account for purchased goodwill and certain intangibles. Under U.S. SFAS No. 142, goodwill and intangibles are evaluated at least annually to determine if an impairment write-down is required. Under U.S. GAAP, we realized an impairment charge as of December 31, 2002 related to the goodwill from the acquisition of ASE Test. See "Item 5. Operating and Financial Review and Prospects--Operating Results and Trend Information--U.S. GAAP Reconciliation". We continue to carry goodwill resulting from the acquisition of ASE Korea and the purchase of shares of ISE Labs and Universal Scientific, and will have to assess such goodwill for impairment on at least an annual basis in the future. If events and circumstances deteriorate in the future, the value of the goodwill could be further impaired under U.S. GAAP. The merger of ASE Chung Li and ASE Material may generate goodwill to the extent that the fair value of the ASE Inc. common shares exchanged for the non-controlling equity interests exceeds the fair value of the acquired net assets. See "Item 5. Operating and Financial Review and Prospects--Operating Results and Trend Information--Pending Merger of ASE Chung Li and ASE Material".

     Valuation of Marketable Securities and Long-term Investments. Under ROC GAAP, marketable equity securities are carried at the lower of aggregate cost or market value and are classified as trading or long-term investments depending on management's intent to hold the security for long-term investment purposes. Trading securities are primarily mutual funds with readily determinable market values. We hold significant long-term investments in public and non-public entities. We periodically evaluate these long-term investments based on market prices, if available, the financial condition of the investee company, economic conditions in the industry, and our intent and ability to hold the investment for a long period of time. These assessments usually require a significant amount of judgment as a significant decline in the market price may not be the best indicator of impairment. Under U.S. GAAP, we evaluate long-term investments using the above mentioned criteria and to the extent any decline in the value of a long-term investment is determined to be other than temporary, an impairment charge is recorded in the current period. The methods to measure the amount of impairment under ROC GAAP and U.S. GAAP may be based on different estimates of fair value depending on the circumstances. Under U.S. GAAP, market price is to be used, if available, to determine the fair value. Under ROC GAAP, however, if the market price is deemed to be a result of an inactive market, other measures of fair value may be used. Several of the long-term investments held by us are accounted for under the equity method. Any significant decline in the operations of an equity method investee could affect the value of the long-term investment and an impairment charge may occur.

     In determining whether an other-than-temporary impairment occurred in our long-term investments as of December 31, 2003, no amount was recorded under ROC GAAP based on the difference between the carrying value and the net-asset value of the investee with adjustments made to significant assets of the investee using appraised values and other appropriate information. In 2003, no impairment charge was incurred under U.S. GAAP. See "Item 5. Operating and Financial Review and Prospects--Operating Results and Trend Information--U.S. GAAP Reconciliation".

Results of Operations

     The following table sets forth, for the periods indicated, financial data from our consolidated statements of income, expressed as a percentage of net revenues.

                                                                             Year Ended December 31,
                                                                  -----------------------------------------------
                                                                    2001               2002                2003
                                                                  -----------------------------------------------
                                                                          (percentage of net revenues)

ROC GAAP:
Net revenues..............................................         100.0%              100.0%             100.0%
   Packaging..............................................          75.3                77.9               78.6
   Testing................................................          24.7                22.1               21.2
   Others.................................................           0.0                 0.0                0.2
Cost of revenues..........................................         (85.9)              (84.4)             (81.1)
Gross profit..............................................          14.1                15.6               18.9
Operating expenses........................................         (15.3)              (17.1)             (13.2)
Income (loss) from operations.............................          (1.2)               (1.5)               5.7
Non-operating income (expenses)...........................          (6.6)               (4.4)              (3.2)
Income (loss) before income tax and minority interest.....          (7.8)               (5.9)               2.5
Income tax benefit (expense)..............................           0.5                 2.5                2.3
Income (loss) before minority interest....................          (7.3)               (3.4)               4.8
Extraordinary loss........................................          (0.4)               (0.1)              (0.1)
Minority interest in net (income) loss of subsidiary......           2.1                 3.8                0.1
                                                                  -----------------------------------------------
Net income (loss).........................................          (5.6)%               0.3%               4.8%
                                                                  ===============================================

     The following table sets forth, for the periods indicated, the gross margins for our packaging and testing services and our total gross margin. Gross margin is calculated by dividing gross profits by net sales.

                                                                             Year Ended December 31,
                                                                  -----------------------------------------------
                                                                     2001               2002               2003
                                                                  -----------------------------------------------
                                                                          (percentage of net revenues)
ROC GAAP:
Gross margin
   Packaging.............................................            16.0%              17.6%              17.7%
   Testing...............................................             8.3                8.4               23.5
Overall..................................................            14.1%              15.6%              18.9%

     The following table sets forth, for the periods indicated, a breakdown of our total cost of revenues and operating expenses, expressed as a percentage of net revenues.

                                                                             Year Ended December 31,
                                                                  -----------------------------------------------
                                                                     2001               2002               2003
                                                                  -----------------------------------------------
                                                                          (percentage of net revenues)
ROC GAAP:
Cost of revenues
     Raw materials.......................................            30.7%              30.2%              28.8%
     Labor...............................................            14.6               14.8               15.1
     Depreciation........................................            27.0               24.9               20.1
     Others..............................................            13.6               14.5               17.1
                                                                   ------             ------             ------
         Total cost of revenues..........................            85.9%              84.4%              81.1%
                                                                   ======             ======             ======
Operating expenses
     Selling.............................................             2.3%               2.0%               2.1%
     General and administrative(1).......................             7.3                8.8                5.6
     Goodwill amortization(2)............................             1.8                1.8                1.4
     Research and development............................             3.9                4.5                4.1
                                                                   ------             ------             ------
         Total operating expenses........................            15.3%              17.1%              13.2%
                                                                   ======             ======             ======

-----------------------
(1)  Excludes goodwill amortization for purposes of this table only.

(2) Included in general and administrative expense in the consolidated financial statements.

     Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

     Net Revenues. Net revenues increased 25.7% to NT$57,311.8 million (US$1,686.1 million) in 2003 from NT$45,586.8 million in 2002. Packaging revenues increased 26.8% to NT$45,026.9 million (US$1,324.7 million) in 2003 from NT$35,515.4 million in 2002. Testing revenues increased 20.7% to NT$12,142.4 million (US$357.2 million) in 2003 from NT$10,060.6 million in 2002. The increase in packaging revenues was primarily due to an increase in packaging volume. The increase in testing revenues was primarily due to an increase in testing volume, which was partially offset by a decrease in the averaging selling prices for testing services. The increase in packaging and testing volume resulted primarily from the recovery in the semiconductor industry and the increase in outsourcing of the packaging and testing of semiconductor devices. This increase was tempered in part by adverse global political and economic conditions as well as the impact of the outbreak of SARS in the first half of 2003. The decrease in the average selling prices for testing services reflected the general trend in the semiconductor industry of declining prices for testing services.

     Gross Profit. Gross profit increased 52.9% to NT$10,845.3 million (US$319.1 million) in 2003 from NT$7,094.6 million in 2002. Our gross margin increased to 18.9% in 2003 compared to 15.6% in the comparable period in 2002. This increase was primarily a result of a decrease in depreciation expense and raw materials, which was partially offset by an increase in factory supplies, all as a percentage of net revenues. Our gross margin for packaging increased slightly to 17.7% in 2003 from 17.6% in 2002. This increase was primarily due to a decrease in raw materials costs and depreciation expense, which was partially offset by an increase in factory supplies and components for use in modules, all as a percentage of packaging revenues. Our gross margin for testing increased to 23.5% in 2003 from 8.4% in 2002. This increase was primarily due to higher utilization rates for our testers, which resulted in a decrease in depreciation expense as a percentage of testing revenues. Depreciation expense in 2003 was NT$11,517.0 million (US$338.8 million), compared to NT$11,366.9 million in 2002. As a percentage of net revenues, however, depreciation expense decreased to 20.1% in 2003 from 24.9% in 2002, reflecting higher capacity utilization rates.

     Operating Income (Loss). We had an operating profit of NT$3,270.5 million (US$96.2 million) in 2003, compared to an operating loss of NT$685.2 million in 2002. Operating margin was 5.7% in 2003, compared to negative 1.5% in 2002. Operating margin is calculated by dividing net income (loss) by net sales. Operating expenses decreased 2.6% to NT$7,574.8 million (US$222.9 million) in 2003, compared to NT$7,779.8 million in 2002. The decrease in operating expenses was primarily due to lower general and administrative expense, which was partially offset by higher selling and research and development expenses. Selling expense increased 32.5% to NT$1,204.9 million (US$35.5 million) in 2003 from NT$909.4 million in 2002. This increase was primarily due to increased commission and fee payments to our sales and customer service agents, reflecting increased sales. Selling expense represented 2.1% of our net revenues in 2003, compared to 2.0% in 2002. General and administrative expense, excluding goodwill amortization, decreased 20.2% to NT$3,196.6 million (US$94.0 million) in 2003 from NT$4,005.8 million in 2002. The decrease was attributable to the asset impairment charge of NT$1,225.6 million which was recorded in 2002, but for which there was no similar charge in 2003. The decrease was offset by higher general and administrative expense, which absent the impairment charge in 2002, would have increased by approximately 15% in 2003. General and administrative expense, excluding goodwill amortization, represented 5.6% of our net revenues in 2003, compared to 8.8% in 2002. Goodwill amortization expense was NT$819.3 million (US$24.1 million) in 2003 compared to NT$815.6 million in 2002. Goodwill amortization expense represented 1.4% of our net revenues in 2003, compared to 1.8% in 2002. Research and development expense increased 14.9% to NT$2,354.0 million (US$69.3 million) in 2003 from NT$2,049.0 million in the comparable period in 2002. This increase was primarily a result of an increase in the number of our research and development employees. Research and development expense accounted for 4.1% of our net revenues in 2003, compared to 4.5% of our net revenues in 2002.

     Net Non-Operating Income (Expense). We incurred a net non-operating expense of NT$1,782.9 million (US$52.5 million) in 2003, compared to a net non-operating expense of NT$2,024.5 million in 2002. This overall decrease was primarily a result of a decrease in net interest expense and an increase in gain on disposal of investments, which was partially offset by an increase in realized loss on long-term investments. Net interest expense decreased 17.4% to NT$1,304.7 million (US$38.4 million) in 2003 from NT$1,578.6 million in 2002, primarily due to lower interest rates on our bank loans and NT$511.5 million in interest income recognized in connection with the redemption of the US$160 million 1% guaranteed convertible notes due 2004 issued by ASE Test through its finance subsidiary. We recorded net other non-operating income of NT$114.6 million (US$3.4 million) in 2003, compared to net other non-operating income of NT$261.0 million in 2002. We recorded a realized loss on long-term investments of NT$354.8 million (US$10.4 million) in 2003 due to the recognition of a loss on the sale of our common shares by our wholly-owned subsidiary ASE Capital Inc. in connection with our ADS offering in June 2003.

     Net Income (Loss). We had a net income of NT$2,742.8 million (US$80.7 million) in 2003, compared to net income of NT$129.0 million in 2002. Our net income per ADS was NT$3.88 (US$0.11) in 2003 compared to a net income of NT$0.19 per ADS in 2002. We had an income tax benefit of NT$1,278.1 million (US$37.6 million) in 2003, compared to an income tax benefit of NT$1,140.3 million in 2002, primarily as a result of the additional tax credits generated from qualifying equipment purchases made for our facilities in Kaohsiung, Taiwan.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

     Net Revenues. Net revenues increased 18.8% to NT$45,586.8 million in 2002 from NT$38,367.8 million in 2001. Packaging revenues increased 22.9% to NT$35,515.4 million in 2002 from NT$28,898.2 million in 2001. Testing revenues increased 6.4% to NT$10,060.6 million in 2002 from NT$9,459.2 million in 2001. The increase in packaging and testing revenues was primarily due to an increase in packaging and testing volume, which was partially offset by a decrease in the average selling prices for packaging and testing services. The increase in volume resulted primarily from the modest recovery in the semiconductor industry and the increase in outsourcing of packaging and testing of semiconductor devices. The decrease in the average selling prices reflected the general trend in the semiconductor industry of declining prices for each input/output lead on a semiconductor device. This decrease was partially offset by a change in the revenue mix as our BGA packages and fine-pitch packages, which typically command higher average selling prices, accounted for a greater portion of the packaging volume, and as we tested more complicated semiconductor devices, which generally command higher prices.

     Gross Profit. Gross profit increased 31.1% to NT$7,094.6 million in 2002 from NT$5,410.8 million in 2001. Our gross margin increased to 15.6% in 2002 compared to 14.1% in 2001, primarily as a result of decreased depreciation expense as a percentage of net revenues. Our gross margin for packaging increased to 17.6% in 2002 from 16.0% in 2001. This increase was primarily due to a decrease in depreciation expense as a percentage of packaging revenues as a result of improved capacity utilization rates, as well as a decrease in raw material costs as a result of an increase in our sourcing of packaging materials from ASE Material. Our gross margin for testing increased to 8.4% in 2002 from 8.3% in 2001. This slight increase was primarily due to higher capacity utilization rates, which was partially offset by a decrease in average selling prices. Depreciation expense in 2002 was NT$11,366.9 million, compared to NT$10,375.0 million in 2001. This increase was due to increased capital expenditures in 2002. As a percentage of net revenues, depreciation expense decreased to 24.9% in 2002 from 27.0% in 2001, reflecting higher capacity utilization rates in 2002.

     Operating Income (Loss). We had an operating loss of NT$685.2 million in 2002 compared to operating loss of NT$462.1 million in 2001. Operating margin decreased to negative 1.5% in 2002 compared to negative 1.2% in 2001. This decrease was primarily due to an asset impairment charge of NT$1,225.6 million booked under general and administrative expense. Operating expenses increased 32.5% to NT$7,779.8 million in 2002 compared to NT$5,872.9 million in 2001. The increase in operating expenses was primarily due to higher general and administrative, goodwill amortization and research and development expenses. Selling expense increased 3.6% to NT$909.4 million in 2002 from NT$877.9 million in 2001. Selling expense amounted to 2.0% of our net revenues in 2002 compared to 2.3% in 2001. General and administrative expense, excluding goodwill amortization, increased 43.2% to NT$4,005.8 million in 2002 from NT$2,797.6 million in 2001. This increase was primarily due to the asset impairment charge of NT$1,225.6 million booked under general and administrative expense. General and administrative expense, excluding goodwill amortization, amounted to 8.8% of our net revenues in 2002 compared to 7.3% in 2001. Goodwill amortization expense increased 17.7% to NT$815.6 million in 2002 from NT$692.9 million in 2001. This increase was primarily due to additional goodwill amortization expense resulting from our purchase of shares of ASE Test and ISE Labs in 2001 and 2002. Goodwill amortization expense amounted to 1.8% of our net revenues in 2002 compared to 1.8% in 2001. Research and development expense increased 36.2% to NT$2,049.0 million in 2002 from NT$1,504.5 million in 2001. This increase was largely a result of an increase in the number of research and development employees, an increase in factory supplies expense as well as an increase in depreciation charges associated with testers and other equipment dedicated to research and development uses. Research and development expense amounted to 4.5% of our net revenues in 2002 compared to 3.9% in 2001.

     Net Non-Operating Income (Expense). We recorded a net non-operating loss of NT$2,024.5 million in 2002 compared to a net non-operating loss of NT$2,523.4 million in 2001. This decrease was primarily a result of a decrease in net long-term investment loss and a decrease in net interest expense, which were partially offset by our incurrence of a net foreign exchange loss. Net investment loss decreased 67.1% to NT$410.3 million in 2002 from NT$1,246.8 million in 2001. The significantly larger net investment loss in 2001 was primarily due to a one-time write-down of goodwill arising from our investment in Hung Ching as a result of the prolonged weakness of Hung Ching's stock price, as well as the improvement in the financial performance of Hung Ching and Universal Scientific in 2002 compared to 2001. Net interest expense decreased 9.2% to NT$1,578.6 million in 2002 from NT$1,739.3 million in 2001, primarily due to lower market interest rates in 2002 as well as the refinancing of certain of our long-term debt. We recorded a net foreign exchange loss of NT$397.9 million in 2002 compared to net foreign exchange gain of NT$247.5 million in 2001. The net foreign exchange loss in 2002 was primarily due to the depreciation of the NT dollar, which had a negative impact on our U.S. dollar-denominated and Japanese yen-denominated liabilities.

     Net Income (Loss). After taking into account an extraordinary loss of NT$34.6 million due to our repurchase of US$68 million in aggregate principal amount of our US$200 million zero coupon convertible bonds due 2002, we had net income of NT$129.0 million in 2002. In 2001, we recorded a net loss, after taking into account an extraordinary loss of NT$144.6 million due to our repurchase of US$131 million in aggregate principal amount of our US$200 million zero coupon convertible bonds due 2002, of NT$2,142.2 million. Our net income per ADS was NT$0.19 in 2002 compared to a net loss per ADS of NT$2.99 in 2001. We had an income tax benefit of NT$1,140.3 million in 2002, compared to an income tax benefit of NT$199.2 million in 2001, primarily as a result of the additional tax credits generated by ASE Inc. in 2002 from qualifying equipment purchases. See "Item 5. Operating and Financial Review and Prospects--Operating Results and Trend Information--Taxation".

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

                                                                      Quarter Ended
                            -----------------------------------------------------------------------------------------------
                            Jun. 30,    Sept. 30,    Dec. 31,     Mar. 31,     Jun. 30,    Sept. 30,   Dec. 31,    Mar. 31,
                              2002        2002         2002         2003         2003        2003        2003        2004
                            -----------------------------------------------------------------------------------------------
                               NT$         NT$          NT$          NT$          NT$         NT$         NT$         NT$
                                                                      (in millions)
Consolidated Net Revenues
Packaging ...............    8,437.5     9,205.8     10,057.5      9,021.5      9,986.6    11,420.1    14,598.6    13,745.0
Testing .................    2,390.4     2,654.8      2,788.0      2,534.7      2,752.3     3,065.7     3,789.7     3,418.5
Others ..................        0.6         0.3          8.2         28.2         33.9        38.8        41.7        57.4
                            -----------------------------------------------------------------------------------------------
     Total ..............   10,828.5    11,860.9     12,853.7     11,584.4     12,772.8    14,524.6    18,430.0    17,220.9
                            ===============================================================================================
Consolidated Gross Profit
Packaging ...............    1,507.5     1,598.2      1,867.8      1,159.9      1,437.5     2,018.0     3,368.9     2,885.4
Testing .................      132.4       287.1        455.9        355.3        531.6       758.8     1,209.6       853.6
Others ..................         --        (0.1)        (2.1)        (4.1)         1.1         6.0         2.7        29.7
                            -----------------------------------------------------------------------------------------------
     Total ..............    1,639.9     1,885.2      2,321.6      1,511.1      1,970.2     2,782.8     4,581.2     3,768.7
                            ===============================================================================================
Consolidated Gross Margin
Packaging ...............       17.9%       17.4%        18.6%        12.9%        14.4%       17.7%       23.1%       21.0%
Testing .................        5.5%       10.8%        16.4%        14.0%        19.3%       24.8%       31.9%       25.0%
Overall .................       15.1%       15.9%        18.1%        13.0%        15.4%       19.2%       24.9%       21.9%

     Our results of operations have been adversely affected by the global semiconductor industry downturn which commenced in the fourth quarter of 2000 and continued through the fourth quarter of 2001. Beginning the second quarter of 2002, we experienced an improvement in our net revenues as a result of a modest recovery in the semiconductor industry. However, in the first quarter of 2003, our net revenues were adversely affected by global political and economic conditions. To a lesser extent, our results of operations have also been affected by seasonality. Our first quarter net revenues have historically decreased over the preceding fourth quarter, primarily due to the combined effects of holidays in the United States, Taiwan and Malaysia. Moreover, the increase or decrease in net revenues of a particular quarter as compared with the immediately preceding quarter varies significantly. See "Item 3. Key Information--Risk Factors--Risks Relating to Our Business--Our operating results are subject to significant fluctuations, which could adversely affect the market value of your investment".

     Our testing operations historically have higher gross margins than our packaging operations. However, during periods of lower-than-normal capacity utilization, such as the last three quarters of 2001 and the full year of 2002, our testing operations have experienced lower gross margins than our packaging operations.

Exchange Rate Fluctuations

     Currently, the majority of our revenues from packaging and testing services are denominated in U.S. dollars, with a portion denominated in NT dollars. Our cost of revenues and operating expenses associated with packaging and testing services are incurred in several currencies, primarily NT dollars and U.S. dollars, as well as, to a lesser extent, Malaysian ringgit, Korean won and Japanese yen. In addition, a substantial portion of our capital expenditures, primarily for the purchase of packaging and testing equipment, has been, and is expected to continue to be, denominated in U.S. dollars, with much of the remainder in Japanese yen. Fluctuations in exchange rates, primarily among the U.S. dollar, the NT dollar and the Japanese yen, will affect our costs and operating margins. In addition, these fluctuations could result in exchange losses and increased costs in NT dollar and other local currency terms. Despite hedging and mitigating techniques implemented by us, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations. We recorded a net foreign exchange gain of NT$247.5 million in 2001 and we incurred a net foreign exchange loss of NT$397.9 million in 2002 and NT$386.8 million (US$11.4 million) in 2003. For a quantitative and qualitative disclosure of our exposure to foreign currency exchange rate risk, see "Item 11. Quantitative and Qualitative Disclosures about Market Risk--Market Risk--Foreign Currency Exchange Rate Risk".

Taxation

     The regular corporate income tax rate in the ROC applicable to us is 25%. We have obtained preferential tax treatment under the tax laws of the ROC and Malaysia. Under the ROC Statute of Upgrading Industries, which gives certain preferential tax treatment to companies that qualify as operating in an "important technology industry", we have a tax exemption on income derived from the packaging of BGA products which expires at the end of 2005. In addition, ASE Test Malaysia qualified as a "pioneer" company in Malaysia and enjoyed a tax exemption which expired on June 30, 1999. ASE Test Malaysia subsequently obtained the status of "high-tech pioneer" and was granted a five-year tax exemption which expires on June 30, 2004. These tax exemptions resulted in tax savings for us of approximately NT$26.4 million, NT$52.1 million and NT$0 million (US$0 million) in 2001, 2002 and 2003, respectively. In order to qualify for a more beneficial reinvestment allowance, ASE Test Malaysia applied for and was granted cancellation of its pioneer status. The effective date of the cancellation has not been established.

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

     Under ROC tax laws, we may apply for additional tax holidays upon receipt of a cash infusion from our shareholders, including through rights offerings, if the proceeds of which are used to purchase eligible machinery and equipment. We may also apply for this tax holiday after the capitalization of retained earnings through the issuance of stock dividends. See note 17 to the consolidated financial statements.

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

     Our effective income tax rate was 0% in 2003 because of tax credits generated from qualifying equipment purchases made at our facilities in Kaohsiung, Taiwan. Our effective tax rate was 0% in 2001 and 2002 because we incurred a net loss before income tax, minority interests and extraordinary loss in those periods, which resulted in income tax benefits of NT$199.2 million and NT$1,140.3 million in 2001 and 2002, respectively.

     The net deferred tax assets in 2001 consisted primarily of tax credits that we utilized in 2002 and expect to utilize thereafter. These tax credits were generated primarily as a result of our purchase of packaging equipment for our facilities in Kaohsiung, Taiwan. In 2002, we generated sufficient taxable income to utilize these tax credits, and thus realized the current portion of the net deferred tax assets recorded at December 31, 2001. We generated additional tax credits in 2002 and 2003 and believe that the future estimated taxable income will be sufficient to realize the current and long-term portion of our net deferred tax assets recorded as of December 31, 2002 and 2003.

     Under the ROC Income Tax Law, all retained earnings generated in a year which are not distributed to shareholders as dividends in the following year will be assessed a 10% retained earnings tax. As a result, if we do not distribute all of our annual retained earnings as either cash or stock dividends in the following year, these earnings will be subject to the 10% retained earnings tax.

Inflation

     We do not believe that inflation in the ROC has had a material impact on our results of operations.

U.S. GAAP Reconciliation

     Our financial statements are prepared in accordance with ROC GAAP, which differ in significant respects from U.S. GAAP. The following table sets forth a comparison of our net income and shareholders' equity in accordance with ROC GAAP and U.S. GAAP as of and for the periods indicated.

                                               As of and for the Year Ended December 31,
                                     -----------------------------------------------------------
                                         2001            2002            2003           2003
                                          NT$             NT$             NT$            US$
                                     -----------------------------------------------------------
                                                            (in millions)
Net income (loss) in accordance
   with:
ROC GAAP .........................       (2,142.2)          129.0         2,742.8           80.7
U.S. GAAP ........................       (4,046.6)       (3,074.3)        2,352.0           69.2
Shareholders' equity in accordance
   with:
ROC GAAP .........................       41,946.3        39,430.7        45,122.6        1,327.5
U.S. GAAP ........................       37,960.3        35,716.8        42,083.0        1,238.1

     Note 25 to the consolidated financial statements provides a description of the principal differences between ROC GAAP and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of select items, including net income and shareholders' equity. Differences between ROC GAAP and U.S. GAAP, which primarily affect our net income as reported under ROC GAAP, relate to impairment of goodwill and long-term investments and compensation expense pertaining to bonuses to employees, directors and supervisors.

     Effective January 1, 2002, we adopted U.S. SFAS No. 142, "Goodwill and Other Intangible Assets", which requires that goodwill no longer be amortized, and instead, be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. In conjunction with the implementation of U.S. SFAS No. 142, we completed a goodwill impairment review as of January 1, 2002 in accordance with the provisions of the standard and found no impairment. SFAS No. 142 also required that companies discontinue amortizing goodwill and other indefinite lived assets beginning January 1, 2002. This resulted in a decrease in amortization expense of approximately NT$815.6 million and NT$819.3 million (US$24.1 million) in 2002 and 2003, respectively, which continues to be recorded for ROC GAAP purposes. We completed our annual goodwill impairment tests as of December 31, 2002 and determined that NT$2,213.0 million of the goodwill attributable to shares of ASE Test was impaired and accordingly wrote-off the full amount of the goodwill. No impairment charges were recorded for goodwill, attributable to other reporting units, for the year ended December 31, 2003.

     ROC GAAP and U.S. GAAP require an assessment of impairment of long-term investments whenever events or circumstances indicate a decline in value may be other-than-temporary. The criteria for determination are similar under ROC GAAP and U.S. GAAP. However, the methods to measure the amount of impairment may be based on different estimates of fair values depending on the circumstances. When impairment is determined to have occurred, U.S. GAAP requires the market price to be used, if available, to determine the fair value of the long-term investment and measure the amount of impairment at the reporting date. Under ROC GAAP, if the market price is deemed to be a result of an inactive market, another measure of fair value may be used. As such, when determining whether an other-than-temporary impairment occurred in our long-term investment in Hung Ching as of December 31, 2002, the fair value, under ROC GAAP, was based on the difference between the carrying value and the net-asset value of Hung Ching with adjustments made to significant assets of Hung Ching using appraised values and other appropriate information. Using this method under ROC GAAP, we determined that no impairment occurred in our long-term investment in Hung Ching in 2002. Under U.S. GAAP, we determined an other-than-temporary impairment occurred in our long-term investment in Hung Ching as of December 31, 2002 in the amount of NT$883.6 million. We did not record any impairment charge for long-term investments in 2003.

     In 2001, we purchased 2,480,000 shares of ASE Test from two of our directors following their exercise of employee stock options in ASE Test shares. We entered into the transaction in order to maintain our investment in ASE Test at a level above 50% of the outstanding shares of ASE Test. We purchased these shares directly from these two directors based on a 10-day average of the market price of the shares. Although we entered into the transaction in order to maintain our majority ownership of ASE Test and not for compensation purposes, under U.S.

GAAP, all shares issued upon the exercise of employee incentive stock options which are repurchased by the ASE Test or ASE Test's affiliates within six months of exercise results in compensation expense, which in our case equals the excess of the purchase price over the exercise price. The transaction resulted in a US$26.7 million increase in ASE Test's compensation expense and a corresponding increase in ASE Test's capital surplus, which in turn led to a NT$908.7 million increase in ASE Inc.'s compensation expense. See "Item 7. Major Shareholders and Related Party Transactions -- Related Party Transactions".

     In 1999, three of our consolidated subsidiaries sold an aggregate of 32.5 million of ASE Inc's. common shares in open market sales. Under U.S. GAAP, when a subsidiary holds its parent's common shares as investments, the common shares are treated as treasury stock and are presented in the consolidated balance sheet as a deduction to shareholders' equity. The capital gain or loss from the sale of treasury stock is added to or deducted from the balance of treasury stock. Under ROC GAAP, this treatment is not required and, as a result, the investment in ASE Inc. common shares by its subsidiaries is presented as long-term investment in the consolidated balance sheet and the capital gain or loss from the sale of treasury stock is recognized as income or loss. As a result of these transactions, we recognized under ROC GAAP capital gains on sale of investments of NT$1,388.5 million in 1999. Under U.S. GAAP, these investments in ASE Inc.'s common shares should be classified as treasury stock and the capital gain is not recognized as income but is deducted from treasury stock under capital surplus. Effective January 1, 2002, we adopted the ROC Statement of Financial Accounting Standards No. 30, "Accounting for Treasury Stock", which is similar to the accounting and financial statement presentation under U.S. GAAP except the minority ownership portion is deducted from the gross amount of treasury stock for ROC GAAP reporting purposes.

     We typically pay all or a portion of employee bonuses in the form of common shares. We paid employee bonuses in 2000 and 2001 in the form of common shares with respect to the results of the preceding fiscal years. We did not pay any employee bonuses in the form of common shares in 2002 or 2003 because we incurred a net loss in 2001 and had minimal net income in 2002. The number of common shares distributed as part of employee bonuses is obtained by dividing the total nominal NT dollar amount of the bonus to be paid in the form of common shares by the par value of the common shares, or NT$10 per share, rather than their market value, which has generally been substantially higher than par value. Under ROC GAAP, the distribution of employee bonus shares is treated as an allocation from retained earnings, and we are not required to, and do not, charge the value of the employee bonus shares to employee compensation expense. Under U.S. GAAP, however, we are required to charge the market value of the employee bonus shares to employee compensation expense in the period to which they relate, and correspondingly reduce our net income and income per common share. See "Item 6. Directors, Senior Management and Employees -- Compensation -- ASE Inc. Employee Bonus and Stock Option Plans".

     The amount and the form of the payment of this compensation is subject to approval at our annual general shareholders' meeting. Under U.S. GAAP, the compensation expense is initially accrued at the nominal NT dollar amount of the aggregate bonus in the period to which it relates. For U.S. GAAP purposes, the difference between the amount initially accrued and the market value of the common shares issued as payment of all or any part of the bonus is recorded as employee compensation expense in the period in which shareholders' approval is obtained, which normally occurs during the second quarter of each year. The amount of the adjustment for market price for the purpose of U.S. GAAP reconciliation for the special stock bonus paid in 2000 was allocated over a period of three years commencing in the second quarter of the year following the year in which the bonus was paid, reflecting the additional length of service required from employees who received the special stock bonus.

Recent U.S. GAAP Accounting Pronouncements

     In June 2001, the FASB issued U.S. SFAS No. 143, "Accounting for Asset Retirement Obligations". The statement requires, among other provisions, retirement obligations to be recognized when they are incurred and displayed as liabilities, with a corresponding amount capitalized as part of the related long-lived asset. The capitalized element is required to be expensed using a systematic and rational method over its useful life. We adopted U.S. SFAS No. 143 on January 1, 2003, which did not have a material impact on our U.S. GAAP financial information.

     In June 2002, the FASB issued U.S. SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. Costs covered by the statement include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operations, plant closing, or other exit or disposal activity. SFAS No. 146 replaces the previous accounting guidance provided by the Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002 and adoption of this statement did not have a material impact on our financial position, results of operations or cash flows.

     In November 2002, the FASB issued Interpretation Number ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Other". This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN No. 45 are effective for interim and annual periods ending after December 15, 2002 and have been adopted in the financial statements. The initial recognition and initial measurement requirements of FIN No. 45 are effective prospectively for guarantees issued or modified after December 31, 2002. The adoption of the recognition and initial measurement requirements of FIN No. 45 did not have a material impact on our financial position, cash flows or results of operations.

     In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements" and provides guidance on the identification of entities for which control is achieved through means other than voting rights ("variable interest entities" or "VIEs") and how to determine when and which business enterprise should consolidate the VIEs. This new model for consolidation applies to an entity in which either: (1) the equity investors (if any) lack one or more characteristics deemed essential to a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. FIN 46 was applicable for periods ending December 15, 2003. In December 2003 the FASB issued FIN 46R, which defers the implementation date to the end of the first reporting period after March 15, 2004 unless the company has a special purpose entity, in which case the provisions must be applied for fiscal years ending December 31, 2003. We do not have a special purpose entity therefore will adopt the provisions in December 2004.

     In November 2002, the FASB Emerging Issues Task Force ("EITF") reached a consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables," related to the timing of revenue recognition for arrangements in which goods or services or both are delivered separately in a bundled sales arrangement. The EITF requires that when the deliverables included in this type of arrangement meet certain criteria, they should be accounted for separately as separate units of accounting. This may result in a difference in the timing of revenue recognition but will not result in a change in the total amount of revenue recognized in a bundled sales arrangement. The allocation of revenue to the separate deliverables is based on the relative fair value of each item. If the fair value is not available for the delivered items then the residual method must be used. This method requires that the amount allocated to the undelivered items in the arrangement is their full fair value. This would result in the discount, if any, being allocated to the delivered items. This consensus is effective prospectively for arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of this consensus did not have a material impact on the our financial position, cash flows or results of operations.

     In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." The statement establishes standards for how an issuer classifies and measures certain financial instruments. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The statement requires that certain financial instruments that, under previous guidance, issuers could account for as equity be classified as liabilities (or assets in some circumstances) in statement of positions or consolidated balance sheets, as appropriate. The financial instruments within the scope of this statement are: (i) mandatorily redeemable shares those that an issuer is obligated to buy back in exchange for cash or other assets; (ii) financial instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets; and (iii) financial instruments that embodies obligation that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer's shares (excluding certain financial instruments indexed partly to the issuer's equity shares and partly, but not predominantly, to something else). This statement does not apply to features embedded in a financial instrument that is not a derivative in its entirety. The statement also requires disclosures about alternative ways of settling the instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. The adoption of SFAS No. 150 did not have a material impact on our financial position, cash flows or results of operations.

LIQUIDITY AND CAPITAL RESOURCES

     We have historically been able to satisfy our working capital needs from cash flow from operations. We have historically funded our capacity expansion from internally generated cash and, to the extent necessary, the issuance of equity securities and long-term borrowings. If adequate funds are not available on satisfactory terms, we may be forced to curtail our expansion plans. Moreover, our ability to meet our working capital needs from cash flow from operations will be affected by the demand for our packaging and testing services, which in turn may be affected by several factors. Many of these factors are outside of our control, such as economic downturns and declines in the prices of our services caused by a downturn in the semiconductor industry. See "Item 3. Key Information--Risk Factors--Risks Relating to Our Business--Our operating results are subject to significant fluctuations, which could adversely affect the market value of your investment". The average selling prices of our packaging and testing services are likely to be subject to further downward pressure in the future. To the extent we do not generate sufficient cash flow from our operations to meet our cash requirements, we will have to rely on external financing. We have not historically relied, and we do not plan to rely in the foreseeable future, on off-balance sheet financing arrangements to finance our working capital or capacity expansion.

     Net cash provided by operating activities amounted to NT$13,306.2 million (US$391.5 million) in 2003, partly as a result of adjusting for non-cash depreciation and amortization, including amortization of consolidated debits, of NT$13,585.8 million (US$399.7 million). Net cash provided by operating activities amounted to NT$11,313.8 million in 2002, partly as a result of adjusting for non-cash depreciation and amortization, including amortization of consolidated debits, of NT$13,101.9 million. Net cash provided by operating activities amounted to NT$11,578.4 million in 2001, partly as a result of adjusting for non-cash depreciation and amortization, including amortization of consolidated debits, of NT$11,820.2 million. The increase in net cash generated by operating activities in 2003 compared to 2002 was primarily due to a significant increase in net income from NT$129.0 million in 2002 to NT$2,742.8 million (US$80.7 million) in 2003, and adjustments for loss on long-term investments of NT$354.8 million (US$10.4 million) in 2003 due to the recognition of a loss for the sale of our common shares by our wholly-owned subsidiary ASE Capital Inc. in connection with our ADS offering in June 2003. Depreciation and amortization increased in 2002 and 2003 compared to the prior year primarily due to an increase in capital expenditure in 2002 and the first half of 2003.

     Net cash used in investing activities amounted to NT$18,572.6 million (US$546.4 million) in 2003, primarily as a result of the acquisition of properties, such as machinery and equipment for our packaging, testing and interconnect materials operations, of NT$17,534.1 million (US$515.9 million), and for short-term investments of NT$371.6 million (US$10.9 million). Net cash used in investing activities amounted to NT$13,719.7 million in 2002, primarily due to the increase in pledged time deposits and other assets of NT$1,119.1 million, the acquisition of properties of NT$12,657.9 million and the purchases of ASE Test shares and ISE Labs shares of NT$2,072.1 million. Net cash used in investing activities decreased to NT$13,719.7 million in 2002 from NT$17,302.0 million in 2001. This decrease reflected a decline in short-term investments of NT$2,112.1 million in 2002, as compared to an increase of NT$2,913.6 million in 2001, and a decline in the acquisition of ASE Test shares to NT$317.0 million in 2002 from NT$1,202.2 million in 2001, partially offset by the purchase of NT$1,755.1 million of ISE Labs shares in 2002.

     Net cash provided by financing activities in 2003 was NT$4,210.9 million (US$123.9 million). This amount reflected proceeds from the sale of ASE Inc. common shares of NT$2,850.5 million (US$83.9 million) and proceeds from our issuance of foreign convertible bonds of NT$6,684.9 million (US$196.7 million), which was partially offset by the early redemption of foreign convertible bonds totaling NT$4,908.4 million (US$144.4 million). Net cash provided by financing activities in 2002 amounted to NT$530.5 million. This amount reflected proceeds from short-term and long-term debt of NT$3,536.8 million, which was partially offset by the reduction in commercial papers and bank acceptances payable of NT$1,739.3 million, and payment of NT$1,674.1 million for the repurchase of the remaining outstanding portion of our US$200 million zero coupon convertible bonds due 2002. Net cash provided by financing activities in 2001 was NT$2,854.5 million. This amount primarily reflected proceeds from long-term debt of NT$9,746.6 million, which was partially offset by the payment of NT$6,066.0 million for the repurchase of a portion of our US$200 million zero coupon convertible bonds due 2002 and the contribution to a sinking fund in connection with our US$200 million zero coupon convertible bonds due 2002 of NT$1,568.1 million.

     As of December 31, 2003, our primary source of liquidity was NT$8,562.4 million (US$251.9 million) of cash and cash equivalents and NT$3,017.8 million (US$88.8 million) of short-term investments. Our short-term investments primarily consisted of investments in fixed income mutual funds. As of December 31, 2003, we had total unused short-term credit lines of NT$7,654.0 million (US$225.2 million), and total unused long-term credit lines of NT$3,622.1 million (US$106.6 million). We believe that our existing credit lines under our short-term loan facilities, together with cash generated from our operations, are sufficient to finance our working capital needs for the next 12 months. As of December 31, 2003, we had working capital of NT$3,795.9 million (US$111.7 million).

     As of December 31, 2003, we had total borrowings of NT$42,620.3 million (US$1,253.9 million), NT$6,124.2 million (US$180.2 million) of which were short-term borrowings and NT$36,496.1 million (US$1,073.7 million) of which were long-term borrowings. The interest rate for borrowings under our short-term borrowings ranged from 0.86% to 6.00% per year as of December 31, 2003. All of our short-term loans are revolving facilities with a term of one year, each of which may be extended on an annual basis with lender consent. Our long-term borrowings consist primarily of bank loans and bonds payable. As of December 31, 2003, we had outstanding long-term borrowings, less current portion, of NT$30,840.1 million (US$907.3 million). As of December 31, 2003, the current portion of our long-term borrowings was NT$5,656.0 million (US$166.4 million). Our long-term borrowings carried variable interest rates which ranged between 0.83% and 7.92% per year as of December 31, 2003.

     We have pledged a portion of our assets, with a carrying value of NT$12,216.0 million (US$359.4 million) as of December 31, 2003, to secure our obligations under our short-term and long-term facilities.

     In January 2004, we issued eleven series of secured non-convertible bonds in the aggregate principal amount of NT$2.75 billion. These bonds bear semi-annual interest at floating LIBOR-based rates We are required to repay half of the aggregate principal amount of the bonds in January 2008 with the remaining due in January 2009. Our payment obligations under the bonds are secured by guarantees provided by syndicate banks pursuant to a guarantee agreement entered into in December 2003, for which Chinatrust Commercial Bank, Ltd. and The Hongkong and Shanghai Banking Corporation Limited, Taipei Branch acted as arrangers.

     In September 2003, we issued US$200 million in aggregate principal amount of unsecured zero coupon convertible bonds due 2008. The convertible bonds are convertible into our common shares and ADSs. As of May 31, 2004, these convertible bonds are convertible into our common shares at a conversion price of NT$37.716 per common share. As of May 31, 2004, none of the convertible bonds had been converted.

     In September 2003, we entered into a NT$7.0 billion (US$205.9 million) five-year syndicated credit facility, for which Citibank, N.A., Taipei Branch acted as the lead manager. We used NT$3.0 billion (US$88.3 million) of the amount available to refinance our NT$6.0 billion syndicated loan facility, for which Citibank, N.A., Taipei Branch acted as the lead manager, entered into on December 11, 2001. The remaining NT$4.0 billion (US$117.7 million) was used to fund our capital expenditure requirements.

     In August 2003, ASE Test redeemed US$159.9 million aggregate principal amount of the US$160 million 1% guaranteed convertible notes due 2004 issued through its finance subsidiary. The early redemption of the US$160 million 1% guaranteed convertible notes due 2004 was financed in part through a five-year syndicated credit facility entered into in June 2003 by ASE Test Finance Limited, a wholly-owned finance subsidiary of ASE Test. The total commitments under the facility totaled US$150 million. ASE Inc., ASE Test and ASE Test's wholly-owned subsidiary, ASE Test, Inc., provided guarantees for ASE Test Finance Limited's payment obligations under the facility.

     In June 2003, our wholly-owned subsidiaries, ASE Investment Inc. and ASE Capital Inc., sold an aggregate of 32,757,600 of our ADSs. The net proceeds from the offering were approximately NT$2,850.5 million (US$83.9 million). We used the net proceeds to repay borrowings of ASE Inc. in an aggregate principal amount of NT$6.0 billion (US$176.5 million), borrowings of ASE Investment Inc. in an aggregate principal amount of NT$1.2 billion (US$35.3 million) and borrowings of ASE Capital Inc. in an aggregate principal amount of NT$150 million (US$4.4 million). In addition, pursuant to a merger agreement dated July 17, 2002, ASE Investment Inc. and ASE Capital Inc. merged with and into ASE Inc. in July 2003, and ASE Inc. assumed all of the assets and liabilities of both ASE Investment Inc. and ASE Capital Inc.

     In December 2002, we entered into a NT$7.0 billion (US$205.9 million) three-year syndicated credit facility, for which Citibank, N.A., Taipei Branch acted as the lead arranger. We used NT$5.2 billion (US$153.0 million) of the amount available under the facility to refinance a NT$5.2 billion (US$153.0 million) syndicated credit facility, for which Citibank, N.A., Taipei Branch acted as the lead arranger, entered into on June 22, 2001. The remaining NT$1.8 billion (US$53.0 million) was used to repay a portion of our existing revolving credit lines.

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

     As a result of the reduced levels of operating cash flow due primarily to the recent downturn in the worldwide semiconductor industry, we have on occasion failed to comply with certain financial covenants in some of our loan agreements. Such non-compliance may also have, through broadly worded cross-default provisions, resulted in default under some of the agreements governing our other existing debt. We have obtained waivers from the relevant lenders relating specifically to such non-compliance. We cannot assure you that we will be able to remain in compliance with our financial covenants under our loan agreements. In the event of default, we may not be able to cure the default or obtain a waiver, and our operations could be significantly disrupted and harmed. See "Item 3. Key Information--Risk Factors--Risks Relating to Our Business--Restrictive covenants and broad default provisions in the agreements governing our existing debt may materially restrict our operations as well as adversely affect our liquidity, financial condition and results of operations".

     Our contingent obligations consist of guarantees provided by us to our subsidiaries. As of December 31, 2003, we endorsed and guaranteed the promissory notes of our subsidiaries in the amount of NT$12,114.2 million (US$356.4 million). Other than such guarantees, we have no other contingent obligations. See note 20 to the consolidated financial statements.

     We have made, and expect to continue to make, substantial capital expenditures in connection with the expansion of our production capacity. The table below sets forth our principal capital expenditures incurred for the periods indicated.

                                                Year Ended December 31,
                                      -----------------------------------------
                                        2001       2002            2003
                                      -----------------------------------------
                                         NT$        NT$        NT$        US$
                                                    (in millions)

Machinery and equipment ...........    8,024.9   13,786.8   14,833.9      436.4
Building and improvements .........    3,540.8    1,963.0    2,400.4       70.6

     We have budgeted capital expenditures of approximately NT$23.8 billion (US$700 million) for 2004, primarily to purchase machinery and equipment in connection with the expansion of our packaging, testing, and interconnect materials operations. We may adjust the amount of our capital expenditures upward or downward based on market conditions, the progress of our expansion plans and cash flow from operations. Due to the rapid changes in technology in the semiconductor industry, we frequently need to invest in new machinery and equipment, which may require us to raise additional capital. We cannot assure you that we will be able to raise additional capital should it become necessary on terms acceptable to us or at all. See "Item 3. Key Information--Risk Factors--Risks Relating to Our Business--Because of the highly cyclical nature of our industry, our capital requirements are difficult to plan. If we cannot obtain additional capital when we need it, our growth prospects and future profitability may be adversely affected".

     We believe that our existing cash and cash equivalents, short-term investments, expected cash flow from operations and existing credit lines under our short-term loan facilities will be sufficient to meet our capital expenditures, working capital, cash obligations under our existing debt and lease arrangements, and other requirements for at least the next twelve months. As of December 31, 2003, we had contractual obligations of NT$25,187.2 million (US$741.0 million) due in the next three years. We intend to meet our payment obligations through the expected cash flow from operations, long-term borrowings and the issuance of additional equity or equity-linked securities. We will continue to evaluate our capital structure and may decide from time to time to increase or decrease our financial leverage through equity offerings or borrowings. The issuance of additional equity or equity-linked securities may result in additional dilution to our shareholders.

     From time to time, we evaluate possible investments, acquisitions or divestments and may, if a suitable opportunity arises, make an investment, acquisition or divestment. We currently have no commitments to make any material investment, acquisition or divestment. In July 2000, our shareholders approved a resolution which authorizes our board of directors to make investments in the PRC. However, the ROC government currently restricts certain types of investments by ROC companies in the PRC. We intend to consider establishing semiconductor packaging, testing and interconnect materials operations in the PRC if ROC investment law and policy is amended to permit such investments, and if suitable opportunities are available at that time.

     Our treasury team, under the supervision of our chief financial officer, is responsible for setting our funding and treasury policies and objectives. Our exposure to financial market risks relate primarily to changes in interest rates and foreign currency exchange rates. To mitigate these risks, we utilize derivative financial instruments, the application of which is primarily to manage these exposures, and not for speculative purposes.

     We have, from time to time, entered into interest rate swap transactions to hedge our interest rate exposure. As of December 31, 2003, there were no outstanding interest rate swap transactions. We have entered into foreign currency option contracts and forward exchange contracts to hedge our existing assets and liabilities denominated in foreign currencies and identifiable foreign currency purchase commitments. As of December 31, 2003, we had US$510.0 million outstanding in foreign currency option contracts and no forward exchange contracts outstanding. In October 2003, we entered into cross-currency swap contracts to hedge against reductions in value caused by changes in foreign currency exchange rates in connection with the proceeds received from our offering of US$200 million unsecured zero coupon convertible bonds due 2008. See "Item 11. Quantitative and Qualitative Disclosures about Market Risk" and note 22 to the consolidated financial statements included elsewhere in this annual report.

RESEARCH AND DEVELOPMENT

     For 2001, 2002 and 2003, our research and development expenditures totaled approximately NT$1,504.5 million, NT$2,049.0 million and NT$2,354.0 million (US$69.3 million), respectively. These expenditures represented approximately 3.9%, 4.5% and 4.1% of net revenues in 2001, 2002 and 2003, respectively. We have historically expensed all research and development costs as incurred and none is currently capitalized. As of May 31, 2004, we employed 1,680 employees in research and development.

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

     A significant portion of our research and development efforts is also focused on the development of advanced substrate production technology for BGA packaging through ASE Material. Substrate is the principal raw material for BGA packages. Development and production of advanced substrates involve complex technology and, as a result, high quality substrates are currently available only from a limited number of suppliers, located primarily in Japan. We believe that the successful development of substrate production capability by ASE Material will, among other things, enable us to capture an increasingly important value-added component of the packaging process, help ensure a stable and cost-effective supply of substrates for our BGA packaging operations and shorten production time. In 2002, ASE Material supplied approximately one-half of our substrate requirements by value. On October 28, 2003, we entered into a merger agreement to merge ASE Material with and into ASE Inc., with ASE Inc. as the surviving corporation. In addition, on October 28, 2003, we entered into a joint venture agreement with Compeq to establish ASE-Compeq Technologies, Inc., which will focus on the design and production of interconnect materials for packaging semiconductors. See "Item 4. Information on the Company - History and Development of the Company".

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

OFF-BALANCE SHEET ARRANGEMENTS

     We have no off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     The following table sets forth the maturity of our contractual obligations as of December 31, 2003.

                                                                Payments Due by Period
                                     -----------------------------------------------------------------------------
                                         Total        Under 1 Year    1 to 3 Years    3 to 5 Years   After 5 Years
                                     -----------------------------------------------------------------------------
                                          NT$              NT$             NT$              NT$            NT$
                                                                     (in millions)
Contractual Obligations:
     Long-term debt (1) ..........        36,226.0         5,491.4        14,169.0        13,755.7         2,809.9
     Capital lease obligations (2)           270.1           164.6           104.0             1.5              --
     Operating leases (3) ........         3,318.8           998.4         1,725.6           359.9           234.9
     Payable for investment (4) ..         2,310.0         2,310.0              --              --              --
     Purchase obligations (5) ....           224.2           224.2              --              --              --
                                     -----------------------------------------------------------------------------
         Total (6) (7) (8) .......        42,349.1         9,188.6        15,998.6        14,117.1         3,044.8
                                     -----------------------------------------------------------------------------

---------
(1)  Excludes interest payments.

(2) Represents our commitments under property leases. These obligations are recorded on our consolidated balance sheets. See note 20 to our consolidated financial statements.

(3)  See note 20 to our consolidated financial statements.

(4) Relates to our earn-out arrangement with Motorola in connection with our acquisition of ASE Chung Li and ASE Korea in 1999. Under this arrangement, a portion of the purchase price is paid in installments ending in July 2004, contingent upon certain targets of revenues from packaging and testing services provided to Motorola being met. See "Item 4. Information on the Company -- History and Development of the Company -- ASE Chung Li and ASE Korea".

(5) Represents unpaid commitments for construction. These commitments are not recorded on our consolidated balance sheets as of December 31, 2003. See note 20 to our consolidated financial statements. Total commitments for construction of buildings were approximately NT$625.0 million (US$18.4 million), NT$400.8 million (US$11.8 million) of which had been paid as of December 31, 2003.

(6) Excludes payments that vary based upon our net sales or sales volume, such as commissions, service fees and royalty payments for technology license agreements. Commission and service fee expenses in 2003 were approximately NT$973.0 million (US$28.6 million). Royalty expenses in 2003 were approximately NT$200.1 million (US$5.9 million). See note 20 to our consolidated financial statements.

(7) Excludes non-binding commitments to purchase machinery and equipment of approximately NT$8,231.0 million (US$242.2 million) as of December 31, 2003.

(8) Excludes our minimum pension funding requirements since such amounts have not been determined. We made pension contributions of approximately NT$113.1 million (US$3.3 million) in 2003 and we estimate that we will contribute approximately NT$133.0 million (US$3.9 million) in 2004. See note 13 to our consolidated financial statements.

Item 6. Directors, Senior Management and Employees

DIRECTORS AND SENIOR MANAGEMENT AND BOARD PRACTICES

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

     Under Rule 10A-3 of the Exchange Act and the rules of the New York Stock Exchange, we are required to have an audit committee that meets certain requirements by July 31, 2005. We are currently in the process of reviewing examples of audit committee charters and considering candidates for appointment as audit committee members with a view to fully complying with these new requirements in the specified time period, including the appointment of an audit committee financial expert, as defined under Item 16A of Form 20-F.

     The following table sets forth information regarding all of our directors as of June 15, 2004.

                                                              Director                    Other Significant
Name                                     Position               Since     Age               Positions Held
-----------------------------  ---------------------------    --------    ---    ------------------------------------
Jason C.S. Chang(1)..........  Director, Chairman and           1984       60    Chairman of ASE Test; Chairman of
                                  Chief Executive Officer                        ASE Test Taiwan
Richard H.P. Chang(1)......    Director, Vice Chairman and      1984       57    Vice Chairman of ASE Test; Chairman
                                  President                                      of Universal Scientific
Joseph Tung(2).............    Director and Chief Financial     1997       45    Supervisor of Universal Scientific;
                                  Officer                                        Director of ASE Test
Chin Ko-Chien(2)...........    Director and Executive Vice      1997       58    Director of ASE Test
                                  President

                                                              Director                    Other Significant
Name                                     Position               Since     Age               Positions Held
-----------------------------  ---------------------------    --------    ---    ------------------------------------
David Pan(2)...............    Director                         1997       59    Director of ASE Test
Jeffrey Chen(2)............    Director and Vice President      2003       40    Director of ASE Test
Tien Wu(2).................    Director                         2003       46    Chief Executive Officer of ISE Labs

---------
(1)  Jason C.S. Chang and Richard H.P. Chang are brothers.

(2) Representative of ASE Enterprises, a company organized under the laws of Hong Kong, which held 19.3% of our outstanding common shares as of May 31, 2004. All of the outstanding shares of ASE Enterprises are held by a company organized under the laws of the British Virgin Islands in trust for the benefit of the family of our Chairman and Chief Executive Officer, Jason C.S. Chang, who is the sole shareholder and director of that company.

Supervisors

     We currently have five supervisors, each serving a three-year term. The current supervisors began serving on June 15, 2004, and their terms will expire on June 14, 2007. The supervisors' duties and powers include investigation of our business condition, inspection of our corporate records, verification and review of financial statements presented by our board of directors at shareholders' meetings, convening of shareholders' meetings, representing us in negotiations with our directors and notification, when appropriate, to the board of directors to cease acting in contravention of any applicable law or regulation or in contravention of our Articles of Incorporation. Each supervisor is elected by our shareholders and cannot concurrently serve as a director, managerial officer or other staff member. The ROC Company Law requires at least one supervisor be appointed at all times, or two supervisors for a company with publicly issued equity shares, and that a supervisor's term of office be no more than three years.

     The following table sets forth information regarding all of our directors as of June 15, 2004.

                                                             Supervisor                   Other Significant
Name                                     Position              Since      Age               Positions Held
-----------------------------  ---------------------------   ----------   ---    ------------------------------------
Feng Mei-Jean(1)...........    Supervisor                       1984       49    Supervisor of ASE Chung Li
Yen-Yi Tseng(2)............    Supervisor                       2000       63    Chairman of Hung Ching
Alan Cheng(2)..............    Supervisor                       1997       59    Director of ASE Test
John Ho(2).................    Supervisor                       1998       49    Director of Universal Scientific
Raymond Lo(2)..............    Supervisor                       2000       50    President of ASE Test

---------
(1)  Feng Mei-Jean is the wife of Richard H.P. Chang.

(2)  Representative of ASE Enterprises.

     In accordance with ROC law, each of our directors and supervisors is elected either in the capacity as an individual or as an individual representative of a corporation or government. Persons designated to represent corporate or government shareholders as directors are typically nominated by such shareholders at the annual general meeting. Of the current directors and supervisors, nine represent ASE Enterprises. The remaining directors and supervisors serve in their capacity as individuals.

Executive Officers

     The following table sets forth information regarding all of our executive officers as of June 15, 2004.

                                                                                         Years
                                                                                       with the
Name                                             Position                               Company     Age
-----------------------------  -------------------------------------------------       ---------   -----
Jason C.S. Chang.............  Chairman and Chief Executive Officer                        20        60
Richard H.P. Chang...........  Vice Chairman and President                                 20        57
Chin Ko-Chien................  Executive Vice President and General Manager,               20        58
                               Kaohsiung packaging facility
Raymond Lo...................  President, ASE Test; President of ASE Test Taiwan           18        50

                                                                                         Years
                                                                                       with the
Name                                             Position                               Company     Age
-----------------------------  -------------------------------------------------       ---------   -----
Tien-Sgu (T.S.) Chen.........  President, ASE Chung Li                                     12        42
Joseph Tung..................  Chief Financial Officer                                     9         45
Kanapathi A/L Kuppusamy......  President, ASE Test Malaysia                                5         53
Sang Jin Maeng...............  President, ASE Korea                                        5         52
Tien Wu......................  Chief Executive Officer, ISE Labs                           4         46

Biographies of Directors, Supervisors and Executive Officers

     Jason C.S. Chang has served as Chairman of ASE Inc. since its founding in March 1984 and as its Chief Executive Officer since May 2003. Mr. Chang is also the Chairman of ASE Test. He holds a degree in electrical engineering from National Taiwan University and a master's degree from the Illinois Institute of Technology. He is the brother of Richard H.P. Chang, our Vice Chairman and President.

     Richard H.P. Chang has served as Vice Chairman of ASE Inc. since November 1999 after having served as President of ASE Inc. since its founding in March 1984, and served as Chief Executive Officer of ASE Inc. from July 2000 to April 2003. In February 2003, he was again appointed President of ASE Inc. upon the retirement of Mr. Leonard Y. Liu. Mr. Chang is also the Vice Chairman of ASE Test. He holds a degree in industrial engineering from Chung Yuan Christian University of Taiwan. He is the brother of Jason C.S. Chang, our Chairman and Chief Executive Officer.

     Joseph Tung has served as a director of ASE Inc. since April 1997 and Chief Financial Officer since December 1994. He is also a director of ASE Test. Before joining ASE Inc., Mr. Tung was a Vice President at Citibank, N.A. He received a degree in economics from the National Chengchi University of Taiwan and a master's degree in business administration from the University of Southern California.

     Chin Ko-Chien has served as a director of ASE Inc. since March 1984 and Executive Vice President and General Manager of our packaging facility in Kaohsiung, Taiwan since March 1990. Mr. Chin is also a director of ASE Test. Before joining ASE Inc., he held managerial positions at Fu Hua Construction Co. Ltd. and De Ji Trading Company. He holds a degree in bearings technology from Taiwan Ocean University.

     David Pan has served as a director of ASE Inc. since April 1997 and as a director of ASE Test since November 1995. Before joining ASE Test, Mr. Pan was the Vice President responsible for research and development at Ultratech Stepper Inc. He holds a degree in physics from the University of Illinois and master's and doctorate degrees in physics from the University of California at Berkeley.

     Jeffrey Chen has served as a director of ASE Inc. since June 2003 and a director of ASE Test since 1998. He is also a Vice President of ASE Inc. and a Special Assistant to the Chairman of ASE Inc. He was the Chief Financial Officer of ASE Test from July 1998 to August 2002. Prior to joining the ASE group, he worked in the corporate banking department of Citibank, N.A., in Taipei and as the Vice President of corporate finance at Bankers Trust in Taipei. He holds a degree in finance and economics from Simon Fraser University in Canada and a master's degree in business administration from the University of British Columbia in Canada.

     Tien Wu has served as a director of ASE Inc. since June 2003 and the Chief Executive Officer of ISE Labs since March 2003. He also serves as the Vice President of Worldwide Marketing and Strategy of the ASE group. Prior to joining ASE Inc. in March 2000, Mr. Wu held various managerial positions with IBM. He holds a B.S.C.E. degree from the National Taiwan University and a M.S. degree in mechanical engineering and a Ph.D. in applied mechanics from the University of Pennsylvania.

     Feng Mei-Jean has served as a supervisor of ASE Inc. since March 1984. She holds a degree in economics from National Taiwan University. She is the wife of Richard H.P. Chang, our Vice Chairman and President.

     Yen-Yi Tseng has served as a supervisor of ASE Inc. since July 2000 and Chairman of Hung Ching since July 2002. Mr. Tseng served as President of Ret-Ser Engineering Agency from 1991 to 1998. He holds a degree in civil engineering from National Taiwan University and a master's degree in system engineering from Asian Institute of Technology in Thailand. He was also a participant in the Program for Management Development at Harvard Business School.

     Alan Cheng has served as a supervisor of ASE Inc. since April 1997. Mr. Cheng served as the Chairman of Hung Ching from April 1997 to July 2002. He holds a degree in industrial engineering from Chung-Yuan University.

     John Ho has served as a supervisor of ASE Inc. since April 1998. He is also a director of Universal Scientific. He served as Chief Financial Officer of ASE Inc. from 1988 until 1995. He holds a degree in business administration from National Taiwan University and a master's degree in business administration from the University of Iowa.

     Raymond Lo has served as a supervisor of ASE Inc. since July 2000 and President of ASE Test since April 2004, after serving as President of ASE Test Taiwan since 1999 and Vice President of Operations of ASE Inc. since July 1993. Before joining ASE Inc., Mr. Lo was the Director of Quality Assurance at Zeny Electronics Co. He holds a degree in electronic physics from the National Chiao Tung University of Taiwan.

     Kanapathi A/L Kuppusamy has served as President of ASE Test Malaysia since July 1999. Before joining ASE Test Malaysia, Mr. Kanapathi was President of Motorola Asia Final Manufacturing. He holds a master's degree in business administration from the University of East Asia in Kuala Lumpur, Malaysia.

     Sang Jin Maeng has served as President of ASE Korea since January 2004, after serving as Senior Vice President of ASE Korea since July 1999. Mr. Maeng was Vice President of Motorola Korea, Limited before joining ASE Korea when we acquired Motorola Korea, Limited. He holds a degree in communication and electronic engineering from the Civil Aviation College of Korea.

     Tien-Sgu (T.S.) Chen has served as President of ASE Chung Li since July 2003. He served as manufacturing director of ASE Inc.'s packaging facility in Kaohsiung, Taiwan from 1992, plant manager from May 1998 and Vice President of Operations of ASE Inc. from January 2000 to June 2003. He holds a degree in industrial engineering from Chung-Yuan Christian University of Taiwan.

     The business address of our directors, supervisors and executive officers is our registered office.

COMPENSATION

     In 2003, we paid to our directors, supervisors and executive officers approximately NT$128.4 million (US$3.8 million) in cash remuneration. In August 2003, we granted an aggregate of 900,000 options to our directors, supervisors and executive officers under our employee stock option plan at an initial exercise price of NT$24.60 per share. We did not grant any common shares of ASE Inc. in 2003 to our directors, supervisors and executive officers. In 2003, we also set aside an aggregate of NT$1.58 million (US$0.05 million) to provide pension, retirement and similar benefits for our executive officers pursuant to existing plans provided by or contributed to by our company or its subsidiaries. We did not pay any remuneration in kind to our directors, supervisors or executive officers in 2003. We have not granted any loans or guarantees to any of our directors, supervisors or executive officers.

   ASE Inc. Employee Bonus and Stock Option Plans

     We award bonuses to employees of ASE Inc. and its affiliates who are located in Taiwan based on overall income and individual performance targets. These employees are eligible to receive bonuses in the form of common shares of ASE Inc. valued at par. Actual amounts of bonuses to individual employees are determined based upon the employee meeting specified individual performance objectives. We granted an aggregate of 34,960,000 common shares in 2001 as stock bonuses to employees of ASE Inc. and its affiliates with a fair market value at the date of grant of NT$830.6 million. We did not grant any stock bonuses to employees of ASE Inc. or its affiliates in 2002 or 2003. At our annual shareholders' meeting held on June 15, 2004, our shareholders approved the grant of 15,427,203 common shares as stock bonuses and NT$18.4 million (US$0.5 million) as cash bonuses to employees.

     We currently maintain two option plans, which include plans adopted in 2002 and 2004. Pursuant to these plans, full-time employees of ASE Inc. as well as the full-time employees of our domestic and foreign subsidiaries are eligible to receive stock option grants. Under the 2002 plan, for a period of one year from August 28, 2002, we could issue up to 160,000,000 options on one or more occasions. Under the 2004 plan, for a period of one year from May 27, 2004, we can issue up to 140,000,000 options on one or more occasions. Each option entitles the holder to purchase one common share of ASE Inc. at a price equal to the closing market price on the date of the option issuance. Each option is exercisable upon vesting for five years. 40% of the options originally granted vest upon the second anniversary of the grant date, and an additional 10% of the options originally granted vest every six months thereafter. Each option expires at the end of the 10th year following its issue date. The options are generally not transferable. As of December 31, 2003, a total of 159,968,000 options had been issued under the 2002 plan, 145,989,000 of which have an exercise price of NT$18.90 per share and 13,979,000 of which have an exercise price of NT$24.60 per share. No options have been granted under the 2004 plan.

   ASE Test Share Option Plans

     ASE Test currently maintains five option plans, which include plans adopted in each year from 1996 to 2000. The board of directors has also approved a sixth option plan, which became effective on June 25, 2004. Under ASE Test's share option plans, its directors and the employees, advisors and consultants of ASE Test and its affiliates may, at the discretion of a committee of its directors administering the plan, be granted options to purchase its shares at an exercise price of no less than their market value on the date of grant. The committee has complete discretion to determine which eligible individuals are to receive option grants, the number of shares subject to each grant, the vesting schedule for each option grant and the maximum term for which each granted option is to remain outstanding, up to a maximum term of five years, or in the case of the 1999, 2000 and 2004 option plans, ten years. ASE Test's board of directors may amend or modify the plans at any time. As of December 31, 2003, an aggregate of 28,800,000 of ASE Test's shares had been reserved for issuance and 13,301,418 options to purchase its shares remained outstanding under its various option plans. An aggregate of 7,695,000 options (of which 2,920,000 had expired as of December 12, 2003) had been granted to the directors and executive officers of ASE Test. Options granted under the various plans are exercisable at exercise prices ranging from US$3.00 to US$25.00 per share. Options granted under the 1996, 1997 and 1998 option plans will expire five years from the date of grant, and in the case of the 1999, 2000 plans and the 2004 plans, ten years from the date of grant.

     For information regarding the pension and other retirement plans of ASE Inc. and our subsidiaries, see note 13 to the consolidated financial statements included elsewhere in this annual report.

Interests of Management in Related Party Transactions

     Several of our directors, supervisors and executive officers also serve as directors, supervisors or executive officers of companies with which we do business. These companies include our affiliates. See "Item. 7--Major Shareholders and Related Party Transactions--Related Party Transactions". We conduct these transactions on an arms' length commercial basis.

EMPLOYEES

     The following table sets forth, for the periods indicated, certain information concerning our employees for the dates indicated.

                                                   As of December 31,
                                           ---------------------------------
                                            2000     2001     2002     2003
                                           ---------------------------------
Total ..................................   18,121   15,681   20,401   24,443
Function
   Direct labor ........................   12,011    9,690   13,059   15,808
   Indirect labor (manufacturing) ......    3,577    3,366    4,264    5,389
   Indirect labor (administration) .....    1,370    1,350    1,517    1,704
   Research and development ............    1,163    1,275    1,561    1,542
Location
   Taiwan ..............................   12,430   10,811   15,061   18,202
   Malaysia ............................    3,407    2,854    3,140    4,207
   Korea ...............................      965      885    1,305    1,617
   United States .......................      523      438      361      273

                                                   As of December 31,
                                           ---------------------------------
                                            2000     2001     2002     2003
                                           ---------------------------------
   Philippines(1) ......................      568      571      461       20
   Singapore ...........................      104       68       65      116
   Hong Kong ...........................      124       54        8        8


---------
(1) In October 2003, we closed our facilities and discontinued our operations in the Philippines.

     Eligible employees may participate in the ASE Inc. Employee Share Bonus Plan and Stock Option Plans and the ASE Test Share Option Plans. See "Item 6. Directors, Senior Management and Employees--Compensation of Directors, Supervisors and Executive Officers--ASE Inc. Employee Bonus and Stock Option Plans" and "Item 6. Directors, Senior Management and Employees--Compensation of Directors, Supervisors and Executive Officers--ASE Test Share Option Plans".

     With the exception of ASE Korea's employees, our employees are not covered by any collective bargaining arrangements. We believe that our relationship with our employees is good.

SHARE OWNERSHIP

     The following table sets forth certain information with respect to our common shares and options exercisable for our common shares held by our directors, supervisors and executive officers as of May 31, 2004.

                                                                       Percentage of Total
                                                                         ASE Inc. Common
                                                                              Shares
                                                   Number of ASE Inc.       Issued and           Number of
          Executive Officer or Director            Common Shares Held      Outstanding          Options Held
------------------------------------------------------------------------------------------------------------
Jason C.S. Chang................................      22,280,327(1)           0.62%            4,800,000(2)
Richard H.P. Chang..............................      40,899,973             1.14              3,200,000(2)
Joseph Tung.....................................         858,433             0.02                      *
Chin Ko-Chien...................................         587,983             0.02                      *
David Pan.......................................         261,948             0.01                      *
Feng Mei-Jean...................................      63,383,829             1.77                     --
Yen-Yi Tseng....................................          21,210             0.00                      *
Alan Cheng......................................         316,466             0.01                     --
John Ho.........................................         313,181             0.01                      *
Raymond Lo......................................         528,192             0.01                      *
Kanapathi A/L Kuppusamy.........................              --               --                      *
Sang Jin Maeng..................................              --               --                      *
Jeffrey Chen....................................             526             0.00                      *
Tien Wu.........................................          71,258             0.00                      *
Tien-Sgu (T.S.) Chen............................             900             0.00                      *

---------
(1) In addition to holding 0.62% of our common shares directly, Jason C.S. Chang is the sole shareholder and director of a company that holds all the outstanding shares of ASE Enterprises, which holds 19.3% of our common shares. See "Item 7. Major Shareholders and Related Party Transactions -- Major Shareholders".

(2) Each option covers one common share of ASE Inc., has an exercise price of NT$18.90 and an expiration date of December 24, 2012.

* The sum of the number of common shares held and the number of common shares issuable upon exercise of all options held is less than 1% of our total outstanding common shares.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

     The following table sets forth information known to us with respect to the beneficial ownership of our common shares, as of May 31, 2004, by (1) each shareholder known by us to beneficially own more than 5% of our total outstanding common shares and (2) all directors, supervisors and executive officers as a group.

                                                                                    Common Shares Beneficially Owned
                                                                               ----------------------------------------
Name of Shareholder or Group                                                           Number           Percentage
-----------------------------------------------------------------------------------------------------------------------
ASE Enterprises(1)...........................................................          691,235,417                19.3%
Capital Group International, Inc.(2).........................................          321,990,420                 9.0%
Directors, supervisors and executive officers as a group(3)..................          819,846,312                22.9%

---------

(1) ASE Enterprises is a company organized under the laws of Hong Kong. All of the outstanding shares of ASE Enterprises are held by a company organized under the laws of the British Virgin Islands in trust for the benefit of the family of our Chairman and Chief Executive Officer, Jason C.S. Chang, who is the sole shareholder and director of that company.

(2) Beneficial ownership information as of December 31, 2003 as reported by Capital Group International, Inc.'s Schedule 13G filed with the SEC on February 13, 2004. Capital Group International, Inc. is a company organized under the laws of the state of California. We do not have any information with respect to Capital Group International Inc.'s ownership of our common shares subsequent to its Schedule 13G filed on February 13, 2004.

(3)  Includes shareholding of ASE Enterprises.

     The following table sets forth information relating to our common shares held by our consolidated subsidiaries and unconsolidated affiliates as of May 31, 2004.

                                                                                    Common Shares Beneficially Owned
                                                                               ----------------------------------------
Name of Shareholder                                                                    Number           Percentage
-----------------------------------------------------------------------------------------------------------------------
ASE Test Taiwan(1)...........................................................              717,984            0.02%
Hung Ching(2)................................................................           43,489,404            1.21%

---------

(1)  ASE Test Taiwan is a subsidiary of ASE Test, our subsidiary.

(2) As of May 31, 2004, we held 26.4% of the outstanding shares of Hung Ching. Chang Yao Hung-ying, who was our director from 1984 to June 2003, our Chairman and Chief Executive Officer, Jason C.S. Chang, our Vice Chairman and President, Richard H.P. Chang, and other members of the Chang family are controlling shareholders of Hung Ching. See "Item 4. Information on the Company--Organizational Structure--Our Unconsolidated Affiliates".

     In connection with the proposed merger of ASE Chung Li with and into ASE Inc., we and ASE Test have established a trust to hold and dispose of the 149,175,000 common shares of ASE Inc. to be issued to ASE Test upon completion of the merger. As a result, the trustee appointed under the trust agreement will become one of our shareholders until such common shares are sold as permitted under the rules and regulations of the Taiwan Stock Exchange and the terms and conditions of the trust agreement. See "Item 7.--Major
Shareholders and Related Party Transactions--Related Party
Transactions".

     In June 2003, we completed an offering of ADSs in which our wholly-owned subsidiaries ASE Investment Inc. and ASE Capital Inc. together sold 163,788,000 of our common shares. ASE Investment Inc. and ASE Capital Inc. also sold an additional 1,144 of our common shares on the Taiwan Stock Exchange following the ADS offering.

     None of our major shareholders has voting rights different from those of our other shareholders. Other than Capital Group International, Inc. becoming the beneficial owner of more than 5% of our outstanding common shares in 2003, there were no changes in our major shareholders or significant changes in the percentage ownership of any of our major shareholders in 2001, 2002 or 2003.

     As of May 31, 2004, a total of 3,580,280,000 common shares were outstanding. With certain limited exceptions, holders of common shares that are not ROC persons are required to hold their common shares through a brokerage account in the ROC. As of May 31, 2004, 85,519,110 common shares were registered in the name of a nominee of Citibank, N.A., the depositary under our ADS deposit agreement. Citibank, N.A., has advised us that, as of May 31, 2004, 17,102,755 ADSs, representing 85,513,775 common shares, were held of record by Cede & Co., and 1,067 ADSs, representing 5,335 common shares, were held by 6 other U.S. persons. We have no further information as to common shares held, or beneficially owned, by U.S. persons.

RELATED PARTY TRANSACTIONS

     In recent years, ASE Inc. has made awards of ASE Inc.'s common shares to the employees of affiliates of ASE Inc. as part of their compensation, based in part on the consolidated net income of ASE Inc. and the affiliates' contribution to the consolidated income. ASE Inc. granted an aggregate of 9,872,725 common shares in 2001 as stock awards to employees of affiliates of ASE Inc. with a fair market value at the time of grant of NT$234.6 million
At our annual shareholders' meeting held on June 15, 2004, our shareholders approved the grant of 15,427,203 common shares as stock bonuses to employees. ASE Inc. expects this practice to continue in future periods.

     ASE Material sold interconnect materials in the aggregate amount of NT$2,346.9 million, NT$2,885.6 million and NT$4,416.3 million (US$129.9 million) to ASE Inc. in 2001, 2002 and 2003, respectively. In 2003, we purchased approximately 54% of our substrate requirements by value for our packaging facilities from ASE Material. We purchase materials from ASE Material at prevailing market prices.

     On October 28, 2003, we entered into a merger agreement with ASE Chung Li and ASE Material pursuant to which ASE Chung Li and ASE Material will be merged with and into ASE Inc., with ASE Inc. as the surviving corporation. The merger is to be consummated by means of a share exchange pursuant to which the respective shareholders (other than ASE Inc.) of ASE Chung Li and ASE Material will receive shares of ASE Inc. in exchange for the common shares of each of ASE Chung Li and ASE Material. We expect to issue 282,315,437 common shares, or approximately 7.9% of our outstanding shares as of October 28, 2003, in connection with the merger. In connection with our merger with ASE Chung Li, we will issue 149,175,000 of our common shares to ASE Test, our consolidated subsidiary, 79,914,225 of our common shares to J&R Holding, our wholly-owned subsidiary, and four common shares to certain individuals who were the original shareholders of ASE Chung Li. The merger with ASE Chung Li has a transaction value of approximately NT$7,101.8 million (US$208.9 million), based on NT$31.00 per ASE Inc. common share, which is the average of the closing prices of ASE Inc.'s common shares on the Taiwan Stock Exchange for two days prior to and following October 28, 2003. In connection with our merger with ASE Material, we will issue 5,000,000 of our common shares to ASE Test Taiwan, a consolidated subsidiary of ASE Test, 1,086,800 of our common shares to Hung Ching, our affiliate, and 47,139,409 of our common shares to employees and other shareholders (other than ASE Inc.) of ASE Material and a strategic investor. The merger with ASE Material has a transaction value of approximately NT$1,650.0 million (US$48.5 million), based on NT$31.00 per ASE Inc. common share, which is the average of the closing prices of ASE Inc.'s common shares on the Taiwan Stock Exchange for two days prior to and following October 28, 2003. In connection with our merger with ASE Material, Richard H.P. Chang, our Vice Chairman and President, in his individual capacity as a shareholder and director of ASE Material, will also receive common shares of ASE Inc. in exchange for common shares of ASE Material held by him.

     Upon the completion of the merger, all of the assets and liabilities of ASE Chung Li and ASE Material will be owned and assumed by ASE Inc. and the operations of ASE Chung Li and ASE Material will be integrated with the operations of ASE Inc. The merger agreement has been approved by the board of directors and shareholders of each of ASE Inc., ASE Chung Li and ASE Material. The merger is expected to be completed on August 1, 2004, subject to receipt of all necessary approvals and consents.

     In order to comply with Singapore and ROC law, trusts have been established to hold and dispose of the 149,175,000 common shares of ASE Inc. to be issued to ASE Test and the 5,000,000 common shares of ASE Inc. to be issued to ASE Test Taiwan in connection with the merger. Under Section 76(1)(b)(ii) of the Companies Act, Chapter 50, of Singapore, ASE Test, a Singapore company, may not purport to acquire, directly or indirectly, shares or units of shares in ASE Inc., its parent company. Pursuant to the applicable trust agreements, the trustee under each trust will (1) be the registered owner of the common shares,
(2) exercise all of the rights as a shareholder of the common shares, (3) sell the common shares pursuant to the terms and conditions of the trust agreement, and (4) transfer and deliver the proceeds from the sale of the common shares and cash dividends distributed by ASE Inc. to ASE Test or ASE Test Taiwan, as the case may be. Neither ASE Test nor ASE Test Taiwan will have any rights with respect to the common shares held in trust pursuant to the applicable trust agreements other than the right to receive the proceeds from the sale of such common shares and cash dividends.

     ASE Test Taiwan has historically collected payments through ASE Inc. for the testing of semiconductors packaged for a small number of customers that prefer to be billed through ASE Inc. for testing services performed by ASE Test Taiwan. These turnkey sales amounted to NT$178.3 million, NT$397.7 million and NT$466.3 million (US$13.7 million) in 2001, 2002 and 2003, respectively.

     ASE Test Malaysia has historically purchased a portion of the raw materials used in its packaging operations, principally leadframes, from ASE Inc. when it faces a shortage in the supply of these types of raw materials. These types of raw materials are typically resold by ASE Inc. to ASE Test Malaysia. Purchases of raw materials by ASE Test Malaysia amounted to NT$17.2 million, NT$11.7 million and NT$11.8 million (US$0.3 million) in 2001, 2002 and 2003, respectively. ASE Inc. purchased raw materials, principally leadframes, from ASE Test Malaysia in an amount of NT$12.8 million, NT$0.1 million and NT$0 million (US$0 million) in 2001, 2002 and 2003, respectively.

     In 2002 and 2003, ASE Test Malaysia purchased raw materials, primarily leadframes and substrates, from ASE Material in the aggregate amount of NT$181.6 million and NT$283.1 million (US$8.3 million), respectively. These types of raw materials are typically sold by ASE Material to ASE Test Malaysia at the prevailing market price.

     ASE Inc. has historically guaranteed the promissory notes of many of its subsidiaries. As of December 31, 2003, ASE Inc. had endorsed and guaranteed an aggregate amount of NT$12,114.2 million (US$356.4 million) of the outstanding promissory notes of its subsidiaries.

     In 2001, 2002 and 2003, ASE Inc. sold to ASE Philippines at book value machinery and equipment for the packaging of plastic dual in-line packages at an aggregate price of NT$30.5 million, NT$0.1 million and NT$0 million (US$0 million), respectively.

     In connection with the discontinuation of our operations in the Philippines, in 2003, ASE Philippines sold to ASE Inc. and its subsidiaries at book value machinery and equipment at an aggregate price of NT$445.9 million (US$13.1 million), including NT$196.2 million (US$5.8 million) to ASE Inc. and NT$158.9 million (US$4.7 million) to ASE Chung Li.

     In January 2000, ASE Chung Li and Hung Ching entered into an agreement for the development of buildings on land currently owned by ASE Chung Li. Under the agreement, Hung Ching will bear all costs relating to the development. Upon completion of the development, floor space in the buildings will be sold by Hung Ching at prices to be negotiated between Hung Ching and the buyers. ASE Chung Li and its affiliates will have priority in the purchase of the floor space. In the event that floor space is sold to persons other than ASE Chung Li, ASE Chung Li will receive 25% of the selling price. The first phase of the development project is the construction of a building with aggregate floor space of approximately 800,000 square feet, which was completed in September 2000. The total value of the first phase of the project, including land and the completed buildings, is estimated at NT$2.0 billion. The new building houses ASE Chung Li's testing operations as well as part of the operations of other subsidiaries of ASE Inc.

     In April 2003, ASE Inc. and Hung Ching entered into an agreement for the development of a building in the Nantze Export Processing Zone on land currently leased by ASE Inc. Under the agreement, Hung Ching will bear all costs relating to the development. Upon completion of the development, which is currently expected to be in the second half of 2004, ASE Inc. will own the first two floors of the building with floor space of approximately 235,000 square feet, and Hung Ching will own remaining floors of the building with floor space of approximately 928,000 square feet. ASE Inc. plans to use its floor space to house part of its operations in Kaohsiung, Taiwan. ASE Inc. and its affiliates will have priority in purchasing the remaining floor space from Hung Ching. The total cost of the construction project, including land and the completed building, is estimated at NT$1,400.0 million (US$41.2 million).

     We are currently in discussions with Hung Ching, our affiliate, on the terms of a construction agreement in connection with the construction of two new buildings in Chung Li, Taiwan. The new buildings are expected to have an estimated floor space of approximately 1,023,000 square feet, and are intended to house a part of our testing operations and a part of our interconnect materials operations. Construction commenced in September 2003 and we expect it to be completed by the second half of 2004. The total cost of the construction project, including the land and the completed buildings, is estimated to be approximately NT$1,200.0 million (US$35.3 million).

     ASE Chung Li entered into leases with ASE Material and ASE Test Taiwan to lease floor space in a building located at 550-5, Section 1, Chung-hwa Road, Chung Li, Taiwan. An area of approximately 266,000 square feet was leased to ASE Material and approximately 55,000 square feet was leased to ASE Test Taiwan. The leased area is used primarily for production facilities.

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

     ASE Holding Limited, one of our subsidiaries through which we hold ASE Test shares, entered into a share purchase agreement dated as of May 19, 2001 with two of our directors under which ASE Holding Limited agreed to purchase 2,480,000 shares of ASE Test from these directors upon the exercise of certain options granted to them under ASE Test's 1996 option plan for an aggregate purchase price of US$35,389,600. The closing date of this acquisition of shares was May 22, 2001. We engaged in this acquisition principally to maintain our investment in ASE Test at a level above 50% of the outstanding shares of ASE Test. For more information relating to the transaction, see "Item 7. Major Shareholders and Related Party Transactions--Related Party Transactions" of our annual report on Form 20-F for the fiscal year ended December 31, 2001 publicly filed with the SEC.

     In August 2003, ASE Test Finance Limited obtained a loan of US$60.0 million from J&R Holding Limited in connection with the redemption of its convertible notes issued in 1999. The loan is due in full in February 2005 and bears interest of 2.27% per annum.

Item 8. Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     Consolidated financial statements are set forth under "Item 18. Financial Statements".

LEGAL PROCEEDINGS

     We are not involved in material legal proceedings the outcome of which we believe would have a material adverse effect on us.

     Criminal charges were brought in December 1998 by the district attorney for Taipei against Jason C.S. Chang, our Chairman and Chief Executive Officer, Richard H.P. Chang, our Vice Chairman and President and the Vice Chairman of ASE Test, and Chang Yao Hung-ying, our former director and a former director of ASE Test, and four others for alleged breach of fiduciary duties owed to Hung Ching, an affiliate of ASE Inc., in their capacity as directors and officers of Hung Ching in connection with a land sale transaction in 1992 valued at approximately NT$1.7 billion. ASE Inc. was not a party to these proceedings. It was alleged that the transaction in which Jason C.S. Chang sold the land to Hung Ching unfairly benefited him to the detriment of Hung Ching. Hung Ching at that time was a privately-owned company whose principal shareholders were members of the Chang family. Ancillary charges were brought against Jason C.S. Chang, Chang Yao Hung-ying and another person for alleged forgery of Hung Ching board resolutions relating to that transaction. Following proceedings before the District Court of Taipei, the High Court of the ROC and the Supreme Court of the ROC, the case was finally concluded in January 2004, and Jason C.S. Chang, Richard H.P. Chang and Chang Yao Hung-ying were found not guilty on all charges.

DIVIDENDS AND DIVIDEND POLICY

     To date we have not paid cash dividends on our common shares, and we expect that we will continue to pay a substantial portion, if not all, of our dividends in the form of stock. We have paid annual stock dividends on our common shares since 1989 except in 2002, in which we did not pay any dividend due to the losses we incurred in the 2001 fiscal year.

     The following table sets forth the aggregate number of outstanding common shares entitled to dividends, as well as the stock dividends paid during each of the years indicated. The stock dividends per common share represent dividends paid in the fiscal year for common shares outstanding on the record date applicable to the payment of these dividends.

                                                                                                      Percentage of
                                                   Total Common Shares    Outstanding Common    Outstanding Common Shares
                           Stock Dividends Per       Issued as Stock            Shares            Represented by Stock
                             Common Shares(1)           Dividends          on Record Date(2)            Dividends
                      ---------------------------------------------------------------------------------------------------
                                  NT$
1995..................            3.60                    93,600,000           260,000,000                 36.0%
1996..................            8.00                   319,840,000           399,800,000(3)              80.0%
1997..................            3.80                   277,020,000           729,000,000                 38.0%
1998..................            7.20                   732,240,000         1,017,000,000                 72.0%
1999..................            1.07                   190,460,000         1,780,000,000                 10.7%
2000..................            3.15                   623,811,852         1,980,355,086                 31.5%
2001..................            1.70                   467,840,000         2,752,000,000                 17.0%
2002..................             --                             --         3,254,800,000                 --
2003..................            1.00                   325,480,000         3,254,800,000                 10.0%

---------

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

     We have historically paid stock dividends on our common shares with respect to the results of the preceding year after approval by our shareholders at the annual general meeting of shareholders. At our annual shareholders' meeting held on June 15, 2004, our shareholders approved a stock dividend of 221,977,360 common shares, or NT$0.62 (US$0.02) per common share. Such dividend will be reduced to NT$0.574 (US$0.02) per common share upon the completion of our merger with ASE Chung Li and ASE Material, which we expect to occur on August 1, 2004, subject to receipt of all necessary approvals and consents. See "Item 4. Information on the Company-- History and Development of the Company--Pending Merger with ASE Chung Li and ASE Material". The form, frequency and amount of future cash or stock dividends on our common shares and ADSs will depend upon our net income, cash flow, financial condition and other factors. See "Item 10. Additional information--Articles of Incorporation--Dividends and Distributions".

     In general, we are not permitted to distribute dividends or make other distributions to shareholders for any year where we did not record net income or retained earnings (excluding reserves). The ROC Company Law also requires that 10% of annual net income (less prior years' losses, if any) be set aside as a legal reserve until the accumulated legal reserve equals our paid-in capital. In addition, our Articles of Incorporation require that before a dividend is paid out of our annual net income:

o up to 2% of our annual net income (less prior years' losses and legal and special reserves, if any) should be paid to our directors and supervisors as compensation; and

o between 5% and 7% of the annual net income (less prior years' losses and legal and special reserves, if any) should be paid to our employees as bonuses; the 5% portion is to be distributed to all employees in accordance with our employee bonus distribution rules, while any portion exceeding 5% is to be distributed in accordance with rules established by our board of directors to individual employees who have been recognized as having made special contributions to our company.

     In order to meet the needs of our present and future capital expenditures, our dividend distribution will be primarily in the form of common shares. Cash dividends may also be distributed in certain circumstances. However, the percentage of cash dividends generally will not exceed 20% in any dividend distribution, provided that cash dividends will not be paid if the dividend per share is less than NT$0.10.

     Holders of ADSs will be entitled to receive dividends, subject to the terms of the deposit agreement, to the same extent as the holders of the common shares. Cash dividends will be paid to the depositary in NT dollars and, except as otherwise provided in the deposit agreement, will be converted by the depositary into U.S. dollars and paid to holders of ADSs according to the terms of the deposit agreement. Stock dividends will be distributed to the depositary and, except as otherwise provided in the deposit agreement, will be distributed by the depositary, in the form of additional ADSs, to holders of ADSs according to the terms of the deposit agreement.

     Holders of outstanding common shares on a dividend record date will be entitled to the full dividend declared without regard to any prior or subsequent transfer of common shares. Accordingly, holders of outstanding ADSs on the relevant dividend record date will, subject to the terms of the deposit agreement, be entitled to the full amount of any dividend declared at our next general meeting of the shareholders.

     For information relating to ROC withholding taxes payable on dividends, see "Item 10. Additional Information--Taxation--ROC Taxation--Dividends".

SIGNIFICANT CHANGES

     Other than as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of the annual financial statements.

Item 9. The Offer and Listing

OFFER AND LISTING DETAILS

     Our common shares were first issued in March 1984 and have been listed on the Taiwan Stock Exchange since July 1989. The Taiwan Stock Exchange is an auction market where the securities traded are priced according to supply and demand through announced bid and ask prices. As of June 16, 2004, there were an aggregate of 3,580,280,000 of our common shares outstanding. The following table sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Taiwan Stock Exchange for the common shares and the high and low of the daily closing values of the Taiwan Stock Exchange Index. The closing price for our common shares on the Taiwan Stock Exchange on June 16, 2004 was NT$22.90 per share.

                                                                                          Average
                                                                                           Daily
                                             Closing Price per      Adjusted Closing      Trading       Taiwan Stock
                                                   Share           Price per Share(1)      Volume      Exchange Index
                                      ---------------------------------------------------------------------------------
                                                                                            (in
                                                                                         thousands
                                             High         Low       High        Low      of shares)    High        Low
                                      ---------------------------------------------------------------------------------
  1999................................      117.00       51.00      66.18      27.22       47,782    8,608.9    5,474.8
  2000................................      123.00       22.60      72.68      17.56       24,507   10,202.2    4,614.6
  2001................................       38.80       14.00      31.09      12.73       25,079    6,104.2    3,446.3
  2002................................       38.50       15.90      35.00      14.45       24,798    6,462.3    3,850.0
    First Quarter.....................       35.80       26.00      32.55      23.64       35,735    6,242.6    5,488.3
    Second Quarter....................       38.50       20.80      35.00      18.91       19,479    6,462.3    5,071.8
    Third Quarter.....................       24.50       17.10      22.27      15.55       17,232    5,416.5    4,185.9
    Fourth Quarter....................       24.30       15.90      22.09      14.45       28,264    4,823.7    3,850.0
  2003................................       35.50       16.90      35.50      15.36       24,852    6,142.3    4,139.5
    First Quarter.....................       22.50       16.90      20.45      15.36       16,422    5,078.8    4,260.4
    Second Quarter....................       22.50       17.80      20.45      16.18       27,240    5,048.9    4,139.5
    Third Quarter.....................       27.80       21.50      27.80      19.55       33,764    5,757.9    5,017.8
    Fourth Quarter....................       35.50       26.30      35.50      26.30       20,889    6,142.3    5,581.7
     December.........................       34.90       31.20      34.90      31.20       16,361    5,924.2    5,752.0
  2004 (through June 16)..............       39.30       21.10      39.30      21.10       26,011    7,034.1    5,483.0
     First Quarter....................       39.30       33.20      39.30      33.20       26,838    7,034.1    5,890.7
     January..........................       39.30       34.90      39.30      34.90       31,255    6,386.3    5,890.7
     February.........................       39.30       35.00      39.30      35.00       27,855    6,750.5    6,241.4
     March............................       38.80       33.20      38.80      33.20       23,942    7,034.1    6,132.6
    Second Quarter (through June 16)..       36.20       21.10      36.20      21.10       25,140    6,880.2    5,483.0
     April............................       36.20       27.60      36.20      27.60       26,040    6,880.2    6,117.8
     May..............................       28.00       21.10      28.00      21.10       29,090    6,188.2    5,483.0
     June (through June 16)...........       24.60       22.30      24.60      22.30       17,060    5,986.8    5,560.2

---------

(1) As adjusted retroactively by the Taiwan Stock Exchange to give effect to stock dividends paid in the periods indicated. See "Item 8. Dividends and Dividend Policy".

     The performance of the Taiwan Stock Exchange has in recent years been characterized by extreme price volatility. There are currently limits on the range of daily price movements on the Taiwan Stock Exchange.

     Our ADSs have been listed on the New York Stock Exchange under the symbol "ASX" since September 26, 2000. The outstanding ADSs are identified by the CUSIP number 00756M404. As of June 16, 2004, a total of 16,990,822 ADSs were outstanding. The following table sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs and the highest and lowest of the daily closing values of the New York Stock Exchange Index. The closing price for our ADSs on the New York Stock Exchange on June 16, 2004 was US$3.35 per ADS.

                                                                                     Average
                                                                                      Daily
                                                               Adjusted Closing      Trading       New York Stock
                                      Closing Price per ADS    Price per ADS(1)       Volume       Exchange Index
                                 -----------------------------------------------------------------------------------
                                                                                      (In
                                                                                   thousands
                                         High        Low         High        Low    of ADSs)      High        Low
                                 -----------------------------------------------------------------------------------
                                          US$        US$         US$         US$
2000............................          6.75       3.06        5.24        2.38      31       7,164.55    6,094.91
2001............................          6.05       1.75        4.70        1.59     106       7,048.13    5,331.38
2002............................          5.54       2.21        5.04        2.01     111       6,445.01    4,452.49
  First Quarter.................          5.35       3.75        4.86        3.41     135       6,445.01    5,894.75
  Second Quarter................          5.54       3.05        5.04        2.77     130       6,327.11    5,543.28
  Third Quarter.................          3.70       2.39        3.36        2.17     110       5,598.68    4,549.66
  Fourth Quarter................          3.50       2.21        3.18        2.01      72       5,247.64    4,452.49
2003............................          5.27       2.45        5.27        2.23     195       6,440.30    4,486.70
  First Quarter.................          3.23       2.45        2.94        2.23      41       5,255.39    4,486.70
  Second Quarter................          3.22       2.50        2.93        2.27     229       5,722.85    4,793.56
  Third Quarter.................          4.11       3.17        4.11        2.88     257       5,855.97    5,451.02
  Fourth Quarter................          5.27       3.88        5.27        3.88     244       6,440.30    5,768.32
   December.....................          5.05       4.38        5.05        4.38     151       6,440.30    6,108.65
2004 (through June 16)..........          5.95       3.22        5.95        3.22     313       6,780.03    6,231.19
   First Quarter................          5.95       5.05        5.95        5.05     328       6,780.03    6,375.67
   January......................          5.87       5.05        5.87        5.05     374       6,672.04    6,440.30
   February.....................          5.95       5.22        5.95        5.22     402       6,770.27    6,526.10
   March........................          5.85       5.12        5.85        5.12     237       6,780.03    6,375.67
  Second Quarter (through June
    16).........................          5.46       3.22        5.46        3.22     294       6,715.09    6,231.19
   April........................          5.46       4.05        5.46        4.05     304       6,715.09    6,439.42
   May..........................          4.23       3.22        4.23        3.22     358       6,554.02    6,231.19
   June (through June 16).......          3.70       3.35        3.70        3.35     175       6,610.89    6,456.71

---------
(1) As adjusted retroactively to give effect to stock dividends paid in the periods indicated.

PLAN OF DISTRIBUTION

     Not Applicable.

MARKETS

     The principal trading market for our common shares is the Taiwan Stock Exchange and the principal trading market for ADSs representing our common shares is the New York Stock Exchange.

SELLING SHAREHOLDERS

     Not Applicable.

DILUTION

     Not Applicable.

EXPENSES OF THE ISSUE

     Not Applicable.

Item 10. Additional Information

SHARE CAPITAL

     Not Applicable.

ARTICLES OF INCORPORATION

General

     We are a company limited by shares organized under the laws of the ROC. Our organizational document is our Articles of Incorporation. We have no by-laws.

     Our Articles of Incorporation provide, in Article 2, that we are to engage in the following types of business:

o The manufacture, assembly, processing, testing and export of various types of integrated circuitry;

o The research, development, design and manufacture, assembly, processing, testing and export of various computers, electronics, communications, information products and their peripheral products;

o General import and export trading (excluding businesses that require trading permits);

o    The manufacture of electronic parts and components;

o The manufacture of mechanical and electronic devices and materials (including integrated circuit leadframes, BGA substrates and flip-chip substrates);

o    Wholesale and retail sales of electronic materials;

o Technical support and consulting service for integrated circuit leadframes, BGA substrates and flip-chip substrates;

o    Leasings; and

o Except any business requiring a special permit, any business not prohibited or restricted by law or regulation.

     We were incorporated on March 23, 1984 as a company limited by shares under the ROC Company Law. Our authorized capital was NT$51,500,000,000, divided into 51,500,000,000 common shares, 3,580,280,000 were issued in registered form and outstanding as of June 16, 2004. We do not have any equity in the form of preference shares or otherwise outstanding as of the date of this annual report.

     With the approval of our board of directors and the ROC Securities and Futures Commission, we may issue stock options to our employees, provided that the shares to be issued under any option plan shall not exceed 10% of our outstanding common shares and the total number of shares to be issued under all option plans shall not exceed 15% of our outstanding common shares. The exercise price of an option shall not be less than the closing price of our common shares on the Taiwan Stock Exchange on the issue date of the option. As of December 31, 2003, we had issued 159,968,000 options to our full-time employees as well as full-time employees of our domestic and foreign subsidiaries pursuant to an employee stock option plan established on August 13, 2002. See "Item 6. Directors, Senior Management and Employees--Compensation--ASE Inc. Employee Bonus Plan and Stock Option Plans". We have 300,000,000 common shares reserved for issuance under our employee stock option plans.

Directors

     Our Articles of Incorporation provide that we are to have from five to seven directors with tenures of three years who are elected at a shareholders' meeting. There is no minimum amount of shares necessary to stand for election to a directorship. Many of our directors are corporate shareholders, who appoint representatives. Re-elections are allowed. The directors have certain powers and duties, including devising operations strategy, proposing to distribute dividends or make up losses, proposing to increase or decrease capital, reviewing material internal rules and contracts, hiring and discharging the general manager, establishing and dissolving branch offices, reviewing budgets and audited financial statements and other duties and powers granted by or in accordance with the ROC Company Law or shareholders resolutions.

     The board of directors is constituted by the directors, who elect a chairman and a vice-chairman from among the directors to preside over the meeting of the board. Meetings of the board may be held in the ROC or any place abroad. A director may appoint another director to attend a meeting and vote by proxy, but a director may accept only one proxy.

     Our Articles of Incorporation contain no provisions relating to a director's power to vote on a proposal in which that director is interested, the directors' power to vote compensation to themselves, borrowing powers, retirement or age-limit requirements.

Dividends and Distributions

     In general, we are not permitted to distribute dividends or make other distributions to shareholders in any year in which we did not record net income or retained earnings (excluding reserves). The ROC Company Law also requires that 10% of annual net income (less prior years' losses, if any) be set aside as a legal reserve until the accumulated legal reserve equals our paid-in capital. In addition, our Articles of Incorporation require that before a dividend is paid out of our annual net income:

o up to 2% of our annual net income (less prior years' losses and legal and special reserves, if any) should be paid to our directors and supervisors as compensation; and

o between 5% and 7% of the annual net income (less prior years' losses and legal and special reserves, if any) should be paid to our employees as bonuses. The 5% portion is to be distributed to all employees in accordance with our employee bonus distribution rules, while any portion exceeding 5% is to be distributed in accordance with rules established by our board of directors to individual employees who have been recognized as having made special contributions to our company. Such employees include those of our affiliated companies who meet the criteria set by our board of directors.

     At the annual general shareholders' meeting, our board of directors submits to the shareholders for their approval any proposal for the distribution of a dividend or the making of any other distribution to shareholders from our net income for the preceding fiscal year. All common shares outstanding and fully paid as of the relevant record date are entitled to share equally in any dividend or other distribution so approved. Dividends may be distributed in cash, in the form of common shares or a combination of the two, as determined by the shareholders at the meeting. Cash dividends should not exceed 20% of the distribution for any given year; provided that cash dividends will not be paid if the dividend per share is less than NT$0.10.

     We are also permitted to make distributions to our shareholders of additional common shares by capitalizing reserves. However, the capitalized portion payable out of our legal reserve is limited to 50% of the total accumulated legal reserve and the capitalization can only be effected when the accumulated legal reserve exceeds 50% of our paid-in capital.

     For information on the dividends we paid in recent years, see "Item 8. Financial Information--Dividends and Dividend Policy". For information as to ROC taxes on dividends and distributions, see "Item 10. Additional Information--Taxation--ROC Taxation-- Common Shares and ADSs--Dividends on Common Shares and ADSs".

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

Preemptive Rights

     Under the ROC Company Law, when an ROC company issues new shares for cash, existing shareholders who are listed on the shareholders' register as of the record date have preemptive rights to subscribe for the new issue in proportion to their existing shareholdings, while a company's employees, whether or not they are shareholders of the company, have rights to subscribe for 10% to 15% of the new issue. Any new shares that remain unsubscribed at the expiration of the subscription period may be offered by us to the public or privately placed.

     In addition, in accordance with the ROC Securities and Exchange Law, a public company that intends to offer new shares for cash must offer to the public at least 10% of the shares to be sold. This percentage can be increased by a resolution passed at a shareholders' meeting, which would diminish the number of new shares subject to the preemptive rights of existing shareholders.

     These preemptive rights provisions do not apply to offerings of new shares through a private placement approved at a shareholders' meeting.

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

Voting Rights

     Under the ROC Company Law, shareholders have one vote for each common share held. Under the ROC Company Law, our directors and supervisors are elected at a shareholders' meeting through cumulative voting, unless the articles of incorporation of a company provide otherwise.

     In general, a resolution can be adopted by the holders of at least a majority of the common shares represented at a shareholders' meeting at which the holders of a majority of all issued and outstanding common shares are present. Under ROC Company Law, the approval by at least a majority of the common shares represented at a shareholders' meeting in which a quorum of at least two-thirds of all issued and outstanding common shares are represented is required for major corporate actions, including:

o amendment to the Articles of Incorporation, including increase of authorized share capital and any changes of the rights of different classes of shares;

o transfer of the company's entire business or assets or substantial part of its business or assets;

o execution, amendment or termination of any contract through which the company leases its entire business to others, or the company appoints others to operate its business or the company operates its business with others on a continuous basis;

o acquisition of the entire business or assets of any other company, which would have a significant impact on the company's operations;

o    distribution of any stock dividend;

o    dissolution, merger or spin-off of the company; and

o    removal of the directors or supervisors.

     A shareholder may be represented at an ordinary or extraordinary meeting by proxy if a valid proxy form is delivered to us five days before the commencement of the ordinary or extraordinary shareholders' meeting.

     Holders of ADSs do not have the right to exercise voting rights with respect to the underlying common shares, except as described in the deposit agreement.

Voting of Deposited Securities

     Except as described below, holders of ADSs generally have no right under the deposit agreement to instruct the depositary to exercise the voting rights for the common shares represented by the ADSs. Instead, by accepting ADSs or any beneficial interest in ADSs, holders of ADSs are deemed to have authorized and directed the depositary to appoint our chairman or his designee to represent them at our shareholders' meetings and to vote the common shares deposited with the custodian according to the terms of the deposit agreement.

     The depositary will mail to holders of ADSs any notice of shareholders' meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs.

     If we fail to timely provide the depositary with an English language translation of our notice of meeting or other materials related to any meeting of owners of common shares, the depositary will endeavor to cause all the deposited securities represented by ADSs to be present at the applicable meeting, insofar as practicable and permitted under applicable law, but will not cause those securities to be voted.

     If the depositary timely receives voting instructions from owners of at least 51.0% of the outstanding ADSs to vote in the same direction regarding one or more resolutions to be proposed at the meeting, including election of directors and supervisors, the depositary will notify the instructions to our chairman or his designee to attend the meeting and vote all the securities represented by the holders' ADSs in accordance with the direction received from owners of at least 51.0% of the outstanding ADSs.

     If we have timely provided the depositary with the materials described in the deposit agreement and the depositary has not timely received instructions from holders of at least 51.0% of the outstanding ADSs to vote in the same direction regarding any resolution to be considered at the meeting, then, holders of ADSs will be deemed to have authorized and directed the depositary bank to give a discretionary proxy to our chairman or his designee to attend and vote at the meeting the common shares represented by the ADSs in any manner he or his designee may wish, which may not be in the interests of holders.

     The ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure ADS holders that they will receive voting materials in time to enable them to return voting instructions to the depositary in a timely manner.

Register of Shareholders and Record Dates

     Our share registrar, President Securities Corp., maintains our register of shareholders at its offices in Taipei, Taiwan, enters transfers of common shares in our register upon presentation of, among other documents, certificates representing the common shares transferred and acts as paying agent for any dividends or distributions with respect to our common shares. Under the ROC Company Law and our Articles of Incorporation, we may, by giving advance public notice, set a record date and close the register of shareholders for a specified period in order for us to determine the shareholders or pledgees that are entitled to rights pertaining to the common shares. The specified period required is as follows:

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

o to deliver shares upon the conversion or exercise of bonds with warrants, preferred shares with warrants, convertible notes, convertible preferred shares or warrants issued by us; and

o to maintain our credit and our shareholders' equity, provided that the shares so purchased shall be canceled.

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

Transfer Restrictions

   Substantial Shareholders

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

   Common Shares Issued to Substantial Shareholders in Connection with a Merger

     The rules and regulations of the Taiwan Stock Exchange impose certain transfer restrictions on common shares of a Taiwan Stock Exchange listed company issued to a substantial shareholder (as defined under the ROC Securities and Exchange Law) of an unlisted company to be merged with and into the acquiror. A substantial shareholder of an unlisted company to be merged with and into a Taiwan Stock Exchange listed company is restricted from selling or transfering common shares received in connection with such merger for a period of six months after such shares are listed on the Taiwan Stock Exchange. After the initial six-month lock-up period, such holder is permitted to sell or transfer 50% of its holdings of the common shares received in the merger. After two years from the date of the listing of the common shares, the holder is permitted to sell or transfer an additional 10% of its holdings of the common shares and an additional 10% of the common shares every six months thereafter.

MATERIAL CONTRACTS

     Manufacturing Services Agreement dated as of July 3, 1999 among Motorola, Inc., ASE Inc. and ASE Chung Li

     This contract was entered into to provide a strategic supplier relationship in which we use our ASE Chung Li subsidiary to provide testing and packaging services to Motorola on a priority basis. This contract has a duration of five years. The contract governs capacity reservation by Motorola at the Chung Li facility as well as our facilities in Kaohsiung, Taiwan or the facilities of ASE Test Taiwan and specifications of the work to be performed. Remuneration to us is confidential and the contract, as filed as an exhibit to our Form F-1 Registration Statement in 2000, was granted confidential treatment by the SEC.

     Manufacturing Services Agreement dated as of July 3, 1999 among Motorola, Inc., ASE Inc. and ASE Korea

     This contract was entered into to provide a strategic supplier relationship in which we use our ASE Korea subsidiary to provide testing and packaging services to Motorola on a priority basis. This contract has a duration of five years. The contract governs capacity reservation by Motorola at the Korea facility and specifications of the work to be performed. Remuneration to us is confidential and the contract, as filed as an exhibit to our Form F-1 Registration Statement in 2000, was granted confidential treatment by the SEC.

     Joint Venture Agreement dated October 28, 2003 by and between ASE Inc. and Compeq

     This contract was entered into with Compeq to establish the joint venture ASE-Compeq Technologies, Inc., which will focus on the design and production of interconnect materials for packaging semiconductors. We own a 60% equity interest in ASE-Compeq Technologies, Inc. and Compeq owns the remaining 40% equity interest. See "Item 4. Information on the Company - History and Development of the Company - Joint Venture with Compeq Manufacturing Co., Ltd."

     Merger Agreement dated October 28, 2003 by and among ASE Inc., ASE Chung Li and ASE Material

     Under this contract, ASE Chung Li and ASE Material are to be merged with and into ASE Inc., with ASE Inc. as the surviving corporation. Upon the completion of the merger, all of the assets and liabilities of ASE Chung Li and ASE Material will be owned and assumed by ASE Inc. The merger is to be consummated by means of a share exchange pursuant to which each common share of ASE Chung Li not directly owned by ASE Inc. will be exchanged for 0.85 ASE Inc. common share and each common share of ASE Material not directly owed by ASE Inc. will be exchanged for 0.5 ASE Inc. common share. We expect the merger to be completed on August 1, 2004, subject to receipt of all necessary approvals and consents. See "Item 4. Information on the Company - History and Development of the Company - Pending Merger with ASE Chung Li and ASE Material".

     Share Sale and Purchase Agreement dated as of February 3, 2004 among NEC Electronics Corporation, NEC Yamagata Ltd., J&R Holding Ltd., and ASE Inc.

     On February 3, 2004, we and J&R Holding Limited, our wholly-owned subsidiary, entered into a share sale and purchase agreement with NEC and NEC Yamagata, Ltd. in connection with the acquisition of the semiconductor packaging and testing business of NEC Yamagata, a wholly-owned subsidiary of NEC. The acquisition was completed on May 31, 2004 and the purchase price was approximately US$24 million, which is subject to certain purchase price adjustments. The acquisition was consummated by means of a company split under the Japanese Commercial Code through which the packaging and testing business of NEC Yamagata was transferred to a company formed by NEC Yamagata named ASE Japan Co., Ltd. Pursuant to the terms and conditions of the share sale and purchase agreement, all of the issued and outstanding shares of ASE Japan were purchased by J&R Holding Limited, and ASE Japan now owns and operates the semiconductor packaging and testing business acquired from NEC Yamagata.

     See "Item 4. Information on the Company -- Business Overview -- Sales and Marketing -- Sales and Customer Service Agents" for a summary of contracts we have entered into with agents for sales and customer service.

EXCHANGE CONTROLS

ROC Exchange Controls

     The Foreign Exchange Control Statute and regulations provide that all foreign exchange transactions must be executed by banks designated to handle the business, by the ROC Ministry of Finance and by the Central Bank of China. Current regulations favor trade-related foreign exchange transactions. Consequently, foreign currency earned from exports of merchandise and services may now be retained and used freely by exporters, and all foreign currency needed for the importation of merchandise and services may be purchased freely from the designated foreign exchange banks.

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

TAXATION

ROC Taxation

     The following discussion describes the material ROC tax consequences of the ownership and disposition of the common shares or ADSs to a non-resident individual or non-resident entity that holds the common shares or ADSs, or a non-ROC holder. As used in the preceding sentence, a "non-resident individual" is a foreign national who owns the common shares or ADSs and is not physically present in the ROC for 183 days or more during any calendar year and a "non-resident entity" is a corporation or a non-corporate body that owns the common shares or ADSs is organized under the laws of a jurisdiction other than the ROC and has no fixed place of business or other permanent establishment in the ROC.

   Dividends

     Dividends (whether in cash, common shares or ADSs) declared by us out of retained earnings and distributed to a non-ROC holder in respect of common shares or ADSs are subject to ROC withholding tax, currently at the rate of 20% on the amount of the distribution (in the case of cash dividends) or on the par value of the distributed common shares (in the case of stock dividends). A 10% retained earnings tax is imposed on an ROC company for its after-tax earnings generated after January 1, 1998 which are not distributed in the following year. The retained earnings tax so paid will further reduce the retained earnings available for future distribution. When we declare a dividend out of those retained earnings, up to a maximum amount of 10% of the net dividend received will be credited against the 20% withholding tax imposed on the non-ROC holders of its common shares or ADSs.

     It is currently unclear whether dividends paid by us out of our capital reserves are subject to ROC withholding tax because there are two possible interpretations of the relevant tax laws and regulations that lead to different conclusions on whether such dividends will be taxable, and there is currently no authoritative guidance on this issue.

   Capital Gains

     Under current ROC law, capital gain realized upon the sale or other disposition of securities is exempt from ROC income tax. This exemption currently applies to capital gains derived from the sale of common shares.

     Sales of ADSs by non-ROC holders are not regarded as sales of ROC securities and thus any gains derived from transfers of ADSs are not currently subject to ROC income tax.

   Sale

     Securities transaction tax will be imposed on the seller at the rate of 0.3% of the transaction price upon a sale of common shares. Transfers of ADRs are not subject to ROC securities transaction tax.

   Subscription Rights

     Distributions of statutory subscription rights for the common shares in compliance with the ROC Company Law are currently not subject to ROC tax. Proceeds derived from sales of statutory subscription rights evidenced by securities are currently exempted from income tax but are subject to securities transaction tax, currently at the rate of 0.3% of the gross amount received. Proceeds derived from sales of statutory subscription rights which are not evidenced by securities are subject to capital gains tax at the rate of (i) 25% of the gross amount realized for non-resident entities and (ii) 35% of the gross amount realized for non-resident individuals. Subject to compliance with ROC law, we, in our sole discretion, may determine whether statutory subscription rights are securitized.

   Inheritance and Gift Tax

     ROC inheritance tax is payable on any property within the ROC of a deceased non-resident individual, and ROC gift tax is payable on any property within the ROC donated by a non-resident individual. Inheritance tax is currently imposed at rates ranging from 2% of the first NT$600,000 to 50% of amounts in excess of NT$100 million. Gift tax is imposed at rates ranging from 4% of the first NT$600,000 donated to 50% of amounts donated in excess of NT$45 million. Under ROC Inheritance and Gift Tax Law, shares and bonds issued by ROC companies are deemed located in the ROC without regard to the location of the owner. It is unclear whether a holder of ADSs, will be considered to own common shares for this purpose.

   Tax Treaty

     At present, the ROC has income tax treaties with Indonesia, Singapore, New Zealand, Australia, the United Kingdom, South Africa, Gambia, Swaziland, Malaysia, Macedonia, the Netherlands and Vietnam. It is unclear whether a non-ROC holder of ADSs will be considered to own common shares for the purposes of such treaties. Accordingly, a holder of ADSs who is otherwise entitled to the benefit of a treaty should consult its own tax advisers concerning eligibility for benefit under the treaty with respect to the ADSs, as the case may be. The United States does not have an income tax treaty with the ROC.

United States Federal Income Taxation

     The following discussion describes the material U.S. federal income tax consequences of the ownership and disposition of ADSs to those U.S. holders described below. For these purposes, you are a U.S. holder if you are a beneficial owner of ADSs that, for U.S. federal income tax purposes, is:

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

o    insurance companies;

o    tax-exempt entities;

o    dealers or traders in securities;

o    financial institutions;

o partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

o    persons carrying on a trade or business in the ROC;

o persons who hold or will hold common shares or ADSs as part of an integrated investment, including a straddle, hedging or conversion transaction, comprised of common shares or ADSs and one or more other positions for tax purposes;

o    persons whose functional currency is not the U.S. dollar; or

o    persons who own 10% or more of our voting stock.

     This discussion is based on the Internal Revenue Code of 1986, as amended, Treasury Regulations, administrative announcements and judicial decisions currently in effect. These laws and regulations may change, possibly with retroactive effect. This discussion is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

     In general, for U.S. federal income tax purposes, a U.S. holder of ADSs should be treated as the holder of the common shares represented by the ADSs. However, the U.S. Treasury has expressed concerns that parties to whom depositary shares are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain noncorporate U.S. holders, as described below. Accordingly, the analysis of the creditability of ROC taxes described below, and the availability of the reduced tax rate for dividends received by certain noncorporate U.S. holders, could be affected by future actions that may be taken by parties to whom the ADSs are released.

     Please consult your tax advisors with regard to the application of the U.S. federal income tax laws to ADSs as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdictions.

   Dividends

     Any dividends you receive on ADSs (other than pro rata distributions of common shares to all shareholders including holders of ADSs), including the amount of any ROC taxes withheld thereon, reduced by any credit against the withholding tax on account of the 10% retained earnings tax imposed on ASE Inc., will constitute foreign source dividend income to the extent paid out of current or accumulated earnings and profits as determined in accordance with U.S. federal income tax principles. The amount you will be required to include in income for any dividend paid in NT dollars will be equal to the U.S. dollar value of the NT dollars paid, calculated by reference to the exchange rate in effect on the date the depositary receives the dividend. If you realize gain or loss on a sale or other disposition of NT dollars, it will generally be U.S. source ordinary income or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. You will not be entitled to a dividends-received deduction for dividends you receive.

     Subject to applicable limitations, dividends paid to noncorporate U.S. holders in taxable years beginning before January 1, 2009 will be taxable at a maximum tax rate of 15%. Noncorporate U.S. holders should consult their own tax advisers to determine the implications of the rules regarding this favourable rate in their particular circumstances.

     Subject to applicable limitations and restrictions, the ROC taxes withheld from dividend distributions, reduced by any credit against the withholding tax on account of the 10% retained earnings tax, will be eligible for credit against your U.S. federal income tax liabilities. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid with respect to the common shares will constitute "passive income" or, in the case of certain U.S. holders, "financial services income".

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

   Passive Foreign Investment Company Rules

     Based on management estimates, ASE Inc. does not expect to be a passive foreign investment company. In general, a foreign corporation is a passive foreign investment company for any taxable year in which (1) 75% or more of its gross income consists of passive income (such as dividends, interest, rents and royalties) or (2) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. The determination of whether ASE Inc. may be a passive foreign investment company will be based on the composition of its income and assets, as well as those of its subsidiaries and certain affiliates, from time to time. Since the composition of ASE Inc.'s income and assets will vary over time, there can be no assurance that it will not be considered a passive foreign investment company for any fiscal year. If ASE Inc. is a passive foreign investment company at any time that you own ADSs:

o You may be subject to additional taxes and interest charges on any gain realized on the disposition of the ADSs and on certain "excess distributions" on the ADSs. The additional taxes are assessed at the highest tax rate applicable for corporate or individual taxpayers for the relevant tax periods; and

o You will be subject to additional U.S. tax filing requirements for each year that you hold ADSs.

     Please consult your tax advisors about the possibility that ASE Inc. may be a passive foreign investment company and the rules that would apply to you if it were.

   Estate and Gift Tax

     As discussed in "-- ROC Taxation", you might be required to pay ROC estate and gift tax. You should consult your tax advisor regarding the effect of these taxes.

DIVIDENDS AND PAYING AGENTS

     Not Applicable.

STATEMENT BY EXPERTS

     Not Applicable.

DOCUMENTS ON DISPLAY

     We file annual reports on Form 20-F and periodic reports on Form 6-K with the SEC. You can read and copy these reports and other information at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also request copies of the documents, upon payment of a duplicating fee, by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The reports and other information we file electronically with the SEC are also available to the public from the SEC's website at http://www.sec.gov.

SUBSIDIARY INFORMATION

     Not Applicable.

Item 11.  Quantitative and Qualitative Disclosures about Market Risk

Market Risk

     Our exposure to financial market risks relates primarily to changes in interest rates and foreign currency exchange rates. To mitigate these risks, we utilize derivative financial instruments, the application of which is primarily to manage these exposures, and not for speculative purposes.

     Interest Rate Risk. Our exposure to interest rate risks relates primarily to our long-term floating rate debt, which is normally incurred to support our corporate activities and capital expenditures. We currently do not enter into derivative transactions with regard to interest rates, but would consider engaging in currency interest rate swaps to lock in favorable currency and interest rate levels from time to time, if available, on terms considered attractive by us. No interest rate derivative contracts were outstanding as of December 31, 2003.

     The following table provides information about our significant obligations that are sensitive to interest rate fluctuations as of December 31, 2003.

                                                                     Expected Maturity Date
                                 -----------------------------------------------------------------------------------------------
                                    2004        2005        2006        2007        2008     Thereafter     Total     Fair Value
                                 -----------------------------------------------------------------------------------------------
                                                     (in millions, except percentages)
Short-term debt:
   Variable rate (NT$) .......    1,655.8        --          --          --          --          --        1,655.8      1,655.8
     Average interest rate ...        1.72%      --          --          --          --          --            1.72%
   Variable rate (US$) .......       57.5        --          --          --          --          --           57.5         57.5
     Average interest rate ...        3.75%      --          --          --          --          --            3.75%
   Variable rate (JP) ........    4,962.9        --          --                      --          --        4,962.9      4,962.9
     Average interest rate ...        1.15%      --          --          --          --          --            1.15%
   Variable rate (EUR) .......        2.4        --          --          --          --          --            2.4          2.4
     Average interest rate ...        3.45%      --          --          --          --          --            3.45%
   Variable rate (KRW) .......   13,000.0        --          --          --          --          --       13,000.0     13,000.0
     Average interest rate ...        5.02%      --          --          --          --          --            5.02%
   Variable rate (GBP) .......        0.1        --          --          --          --          --            0.1          0.1
     Average interest rate ...        7.19%      --          --          --          --          --            7.19%
   Variable rate (RMB) .......      112.5        --          --          --          --          --          112.5        112.5
     Average interest rate ...        4.78%      --          --          --          --          --            4.78%
Long-term debt:
   Variable rate (NT$) .......    4,584.6     6,492.6     2,711.1     1,661.0     1,779.1     1,087.8     18,316.2     18,316.2
     Average interest rate ...        3.22%       3.30%       4.21%       3.79%       3.47%       3.37%        3.48%
   Fixed rate (NT$) ..........        2.7         1.2         0.8         0.9         0.7        --            6.3          6.3
     Average interest rate ...        5.07%       8.10%      11.00%      11.00%      11.00%      --            7.87%
   Variable rate (US$) .......       26.2        42.3       102.7        68.9        31.8        35.5        307.4        307.4
     Average interest rate ...        4.61%       5.38%       6.06%       6.62%       6.84%       6.52%        6.10%
   Fixed rate (US$) ..........        5.3         3.6         0.5         0.5       202.5        --          212.4        212.4
     Average interest rate ...        9.34%       9.26%       7.92%       7.92%       3.76%      --            4.01%
   Variable rate (JP) ........       --          --          --          --          --       1,623.0      1,623.0      1,623.0
     Average interest rate ...       --          --          --          --          --           2.92%        2.92%

     Foreign Currency Exchange Rate Risk. Our foreign currency exposure gives rise to market risk associated with exchange rate movements against the NT dollar, our functional currency. Currently, the majority of our revenues from packaging and testing services are denominated in U.S. dollars, with a portion denominated in NT dollars. Our costs of revenues and operating expenses associated with packaging and testing services are incurred in several currencies, primarily in NT dollars and U.S. dollars, as well as, to a lesser extent, Malaysian ringgit, Korean won and Japanese yen. In addition, a substantial portion of our capital expenditures, primarily for the purchase of packaging and testing equipment, has been, and is expected to continue to be, denominated primarily in U.S. dollars with the remainder in Japanese yen. Fluctuations in exchange rates, primarily among the U.S. dollar, the NT dollar and the Japanese yen, will affect our costs and operating margins and could result in exchange losses and increased costs in NT dollar and other local currency terms. In 2001, 2002 and 2003, the average exchange rate of the NT dollar to the U.S. dollar was 33.91, 34.53 and 34.40, respectively.

     Foreign currency denominated liabilities as of December 31, 2003 include U.S. dollar debt and Japanese yen debt. As of December 31, 2003, approximately 68.2% of our cash and accounts receivable were denominated in U.S. dollars, with a substantial portion of the remainder denominated in NT dollars. As of December 31, 2003, approximately 63.1% of our accounts payable and payable for fixed assets were denominated in currencies other than the NT dollar. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign currency exchange rates, we may utilize currency forward contracts from time to time to reduce the impact of foreign currency fluctuations on our results of operations. Our policy is to account for these contracts on a mark-to-market rate basis, and the premiums are amortized on a straight-line basis over the life of the contract.

     In October 2003, we entered into cross-currency swap contracts to hedge against reductions in value caused by changes in foreign currency exchange rates in connection with the proceeds received from our offering of US$200 million unsecured zero coupon convertible bonds due 2008. The table below sets forth our outstanding cross currency swap contracts as of December 31, 2003.

                         Cross-Currency Swap Contracts

Pay NT$ Fixed/Receive US$ Fixed
      Notional Amount                             US$157.0 million
                                                  NT$5,330.2 million
      Fair Value                                  NT$5,294.0 million
      Contract Rate                               33.95
      Receive Rate                                2.7%
      Pay Rate                                    1.7%
      Maturity                                    October 2007

Pay NT$ Floating/Receive US$ Floating
      Notional Amount                             US$43.0 million
                                                  NT$1,459.8 million
      Fair Value                                  NT$1,427.8 million
      Contract Rate                               33.95
                                                  Percentage by which LIBOR
      Receive Rate                                is less than 2%
                                                  Percentage by which LIBOR
      Pay Rate                                    is greater than 2%
      Maturity                                    September 2008

     The table below sets forth our outstanding foreign currency option contracts in aggregate terms by type of contract as of December 31, 2003. These contracts all mature in 2004.

                       Foreign Currency Options Contracts

Buy US$ Put/Japanese Yen Call
      Notional Amount                                           US$60 million
      Weighted Average Strike Price                                 US$111.24
      Fair Value                                               US$1.2 million

Buy US$ Put/NT$ Call
      Notional Amount                                          US$159 million
      Weighted Average Strike Price                                  US$33.96
      Fair Value                                               US$2.1 million

Sell US$ Call/ Japanese Yen Put
      Notional Amount                                          US$120 million
      Weighted Average Strike Price                                 US$111.87
      Fair Value                                             US$(0.3) million

Sell US$ Call/NT$ Put
      Notional Amount                                           US$14 million
      Weighted Average Strike Price                                  US$34.23
      Fair Value                                            US$(0.02) million

Sell US$ Put/NT$ Call
      Notional Amount                                          US$157 million
      Weighted Average Strike Price                                  US$33.46
      Fair Value                                             US$(3.2) million

Item 12.  Description of Securities Other Than Equity Securities

     Not applicable.

                                    PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

     Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     Not applicable.

Item 15. Controls and Procedures

     As of December 31, 2003, we, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective for gathering, analyzing and disclosing the information we are required to disclose in the reports we file under the Exchange Act, within the time periods specified in the SEC's rules and forms. Our management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management's control objectives.

     There has been no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

     Under Rule 10A-3 of the Exchange Act and the rules of the New York Stock Exchange, we are required to have an audit committee that meets certain requirements by July 31, 2005. We are currently in the process of reviewing examples of audit committee charters and considering candidates for appointment as audit committee members with a view to fully complying with these new requirements in the specified time period, including the appointment of an audit committee financial expert, as defined under Item 16A of Form 20-F.

Item 16B. Code of Ethics

     We have not adopted a written code of ethics for our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Ethical oversight and actual or apparent conflicts of interest have historically been handled informally by senior management and the board of directors. We are currently reviewing examples of written codes of ethics and will address the adoption of such a code with the board of directors in the near future.

Item 16C. Principal Accountant Fees And Services

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

     Until the establishment of our audit committee, the full board of directors is responsible for the oversight of our independent auditor's work. Our board of directors pre-approves all audit and non-audit services provided by our independent auditors, including audit services, audit-related services, tax services and other services, on a case-by-case basis. Accordingly, we have not established any pre-approval policies and procedures. All audit and non-audit services performed by Deloitte & Touche, our independent auditors, after May 6, 2003, the effective date of revised Rule 2-01(c)(7) of Regulation S-X entitled "Audit Committee Administration of the Engagement", were pre-approved by the board of directors.

Independent Auditor Fees

     TN Soong & Co., independent public accountants, an associate member firm of Deloitte Touche Tohmatsu, combined with Deloitte & Touche (Taiwan) to establish Deloitte & Touche effective June 1, 2003, at which time

Deloitte & Touche became our principal independent auditor. Prior to June 1, 2003, TN Soong & Co. had served as our principal independent auditor for the periods indicated in the table below.

     The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte & Touche or TN Soong & Co., as applicable. We did not pay any other fees to our auditors during the periods indicated below.

                                         For the Year Ended December 31,
                                 ----------------------------------------------
                                   2001         2002                2003
                                 ----------------------------------------------
                                    NT$          NT$          NT$          US$
                                                 (in thousands)
Audit fees (1).................  14,710.0     23,421.0     26,582.3       782.1
Audit-related fees (2).........     310.0     10,430.0     14,898.3       438.3
Tax fees (3)...................     829.1        105.0        813.5        23.9
Other fees (4).................   2,460.0      1,900.0      5,454.1       160.5

---------
(1) Consists of fees for professional services in connection with the audit of our annual financial statements, reviews of interim financial statements and statutory and regulatory filings or engagements.

(2) Principally comprises fees associated with the issuance of agreed-upon procedure letters.

(3)  Consists of fees for tax advice.

(4)  Consists of risk management consulting fees.



                                    PART III

Item 17. Financial Statements

     The Company has elected to provide financial statements for fiscal year 2003 and the related information pursuant to Item 18.

Item 18. Financial Statements

     Reference is made to pages F-1 to F-63 of this annual report.

     The consolidated financial statements of the Company and the report thereon by its independent auditors listed below are attached hereto as follows:

     (a) Report of Independent Auditors of the Company dated February 16, 2004 (page F-2).

     (b) Consolidated Balance Sheets of the Company and subsidiaries as of December 31, 2002 and 2003 (page F-4).

     (c) Consolidated Statements of Income of the Company and subsidiaries for the years ended December 31, 2001, 2002 and 2003 (page F-5).

     (d) Consolidated Statements of Changes in Shareholders' Equity of the Company and subsidiaries for the years ended December 31, 2001, 2002 and 2003 (page F-8).

     (e) Consolidated Statements of Cash Flows of the Company and subsidiaries for the years ended December 31, 2001, 2002 and 2003 (pages F-9 to F-10).

     (f) Notes to Consolidated Financial Statements of the Company and subsidiaries (pages F-11 to F-63).

Item 19. Exhibits

     1. Articles of Association of the Registrant (in Chinese with English translation) (incorporating all amendments as of June 15, 2004).

     2. Amended and Restated Deposit Agreement dated as of September 29, 2000 among ASE Inc., Citibank N.A., as depositary, and Holders and Beneficial Holders of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt (incorporated by reference to Exhibit 4.1 to our registration statement on Form F-3 (File No. 333-87428) filed on March 31, 2003).

     4. (a) Asset Purchase Agreement dated as of July 3, 1999 among ASE (Chung Li) Inc., ASE Inc., Motorola Electronics Taiwan, Ltd. and Motorola, Inc. (incorporated by reference to Exhibit 10.2 to ASE Test's registration statement on Form F-3 (File No. 333-10892) filed on September 27, 1999 (the "ASE Test 1999 Form-3")).

          (b)  Agreement dated as of June 5, 2002 among ASE (Chung Li) Inc.,
               ASE Inc., Motorola Electronics Taiwan, Ltd. and Motorola, Inc. amending certain earn-out arrangements provided for in Section 2.09(b)(ii)(D) of the Asset Purchase Agreement dated as of July 3, 1999 among the same parties (incorporated by reference to Exhibit 4(b) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2002 filed on June 30,
               2003).

          (c) Stock Purchase Agreement dated as of July 3, 1999 among ASE Investment (Labuan) Inc., ASE Inc., Motorola Asia Ltd. and Motorola, Inc. relating to the purchase and sale of 100% of the common stock of Motorola Korea Ltd. (incorporated by reference to Exhibit 10.3 to the ASE Test 1999 Form F-3).

          (d)+ Manufacturing Services Agreement dated as of July 3, 1999 among Motorola, Inc., ASE Inc. and ASE (Chung Li) Inc. (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-44622) filed on September 21, 2000 (the "Form F-1")).

          (e)+ Manufacturing Services Agreement dated as of July 3, 1999 among Motorola, Inc., ASE Inc. and ASE (Korea) Inc. (incorporated by reference to Exhibit 10.5 to the Form F-1).

          (f)+ BGA Immunity Agreement dated as of January 25, 1994 between ASE Inc. and Motorola, Inc. (incorporated by reference to Exhibit
               10.6 to the Form F-1).

         (g)++ Amendment dated March 18, 2003 renewing the BGA Immunity Agreement dated as of January 25, 1994 between ASE Inc. and Motorola, Inc.

          (h) Consent dated June 10, 2004 to the Assignment of the BGA Immunity Agreement between ASE Inc. and Motorola, Inc. dated January 25, 1994.

          (i) Service Agreement dated as of August 1, 2003 between ASE Electronics (M) Sdn. Bhd. and ASE (U.S.) Inc.

          (j) Service Agreement dated as of August 1, 2003 between ASE Test, Inc. and ASE (U.S.) Inc.

          (k) Service Agreement dated as of August 1, 2003 between ASE (Korea) Inc. and ASE (U.S.) Inc.

          (l) Service Agreement dated as of August 1, 2003 between ASE (Chung-Li) Inc. and ASE (U.S.) Inc.

          (m) Service Agreement dated as of August 1, 2003 between ISE Labs, Inc. and ASE (U.S.) Inc.

          (n) Service Agreement dated as of August 1, 2003 between Advanced Semiconductor Engineering, Inc. and ASE (U.S.) Inc.

          (o) Commission Agreement dated as of August 1, 2003 between ASE Electronics (M) Sdn. Bhd. and Gardex International Limited.

          (p) Commission Agreement dated as of August 1, 2003 between ASE Test, Inc. and Gardex International Limited.

          (q) Commission Agreement dated as of August 1, 2003 between ASE (Korea) Inc. and Gardex International Limited.

          (r) Commission Agreement dated as of August 1, 2003 between ASE (Chung Li) Inc. and Gardex International Limited.

          (s) Commission Agreement dated as of August 1, 2003 between Advanced Semiconductor Engineering, Inc. and Gardex International Limited.

          (t) Joint Venture Agreement dated as of October 28, 2003 by and between ASE Inc. and Compeq Manufacturing Co., Ltd. (in Chinese with English translation) (incorporated by reference to Exhibit
               10.51 to our registration statement on Form F-3 (File No. 333-111172) filed on December 15, 2003 (the "December 2003 Form F-3")).

          (u) Merger Agreement dated as of October 28, 2003 by and among ASE Inc., ASE Chung Li and ASE Material (in Chinese with English translation) (incorporated by reference to Exhibit 10.52 to the December 2003 Form F-3).

          (v) Share Sale and Purchase Agreement dated as of February 3, 2004 among NEC Electronics Corporation, NEC Yamagata Ltd., J&R Holding Ltd., and ASE Inc.

     8.   List of Subsidiaries.

     12. (a) Certification of Jason C.S. Chang, Chief Executive Officer of Advanced Semiconductor Engineering, Inc. required by Rule 13a-14(a) of the Exchange Act.

          (b) Certification of Joseph Tung, Chief Financial Officer of Advanced Semiconductor Engineering, Inc. required by Rule 13a-14(a) of the Exchange Act.

     13. Certification of the Chief Executive Officer and the Chief Financial Officer of Advanced Semiconductor Engineering, Inc. required by Rule 13a-14(b) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code.

     14. Land Leases with the Nantze Export Processing Zone (in Chinese with English translation summary).

---------
+ Does not contain portions for which confidential treatment has been granted.

++ Does not contain portions for which confidential treatment has been requested.

     The Company agrees to furnish to the Securities and Exchange Commission upon request a copy of any instrument which defines the rights of holders of long-term debt of the Company and its consolidated subsidiaries.

                         INDEX TO FINANCIAL STATEMENTS


                                                                           Page
Consolidated Financial Statements of Advanced Semiconductor
   Engineering, Inc. and Subsidiaries
     Independent Auditors' Report......................................     F-2
     Consolidated Balance Sheets.......................................     F-4
     Consolidated Statements of Income.................................     F-5
     Consolidated Statements of Changes in Shareholders' Equity........     F-8
     Consolidated Statements of Cash Flows.............................     F-9
     Notes to Consolidated Financial Statement.........................    F-11

INDEPENDENT AUDITORS' REPORT


February 6, 2004


The Board of Directors and Shareholders
Advanced Semiconductor Engineering, Inc.

We have audited the accompanying consolidated balance sheets of Advanced Semiconductor Engineering, Inc., a corporation incorporated under the laws of the Republic of China, and its consolidated subsidiaries (the "Company") as of December 31, 2002 and 2003, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2003, which are required to be prepared in accordance with accounting principles generally accepted in the Republic of China and expressed in New Taiwan dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2003, in conformity with accounting principles generally accepted in the Republic of China.

Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 25 to the consolidated financial statements.

As discussed in Note 26 to the consolidated financial statements, the Company changed its method in accounting for goodwill and other intangible assets to conform to U.S. Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" effective January 1, 2002.

Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of the readers.




Deloitte & Touche
(TN Soong & Co and Deloitte & Touche (Taiwan)
Established Deloitte & Touche Effective June 1,2003)
Kaohsiung,Taiwan
The Republic of China

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In Thousands, Except Par Value)

----------------------------------------------------------------------------------------------------------------------------

                                                                                                  December 31
                                                                                   -----------------------------------------
                                                                                      2002                  2003
                                                                                   -----------    --------------------------
ASSETS                                                                                 NT$            NT$            US$
                                                                                   -----------    -----------    -----------
CURRENT ASSETS
   Cash and cash equivalents (Note 2)                                                9,829,508      8,562,425        251,910
   Short-term investments (Notes 2, 3 and 19)                                        2,590,436      3,017,779         88,784
   Notes receivable                                                                    112,667        111,596          3,283
   Accounts receivable (Note 4)                                                      8,885,879     12,798,135        376,527
   Other receivables                                                                   130,310        206,475          6,075
   Inventories (Notes 2 and 5)                                                       3,131,652      4,691,771        138,034
   Deferred income tax assets (Notes 2 and 17)                                       1,084,441      1,224,501         36,025
   Pledged time deposit (Note 19)                                                      428,743        167,426          4,926
   Prepayments and other                                                               838,123        677,794         19,941
                                                                                   -----------    -----------    -----------
        Total current assets                                                        27,031,759     31,457,902        925,505
                                                                                   -----------    -----------    -----------

LONG-TERM INVESTMENTS (Notes 2, 6 and 8)
   Long-term stock investments-equity method                                         4,752,847      4,521,113        133,013
   Long-term stock investment--cost method                                           1,813,887      1,756,542         51,678
   Prepaid for long-tern investments                                                        --         12,000            353
   Other long-term investments                                                              --         50,000          1,471
   Other financial assets--non-current                                                      --          3,140             93
                                                                                   -----------    -----------    -----------
        Total long-term investments                                                  6,566,734      6,342,795        186,608
                                                                                   -----------    -----------    -----------

PROPERTIES (Notes 2, 7, 19 and 20)
   Cost
      Land                                                                           3,870,967      3,794,571        111,638
      Buildings and improvements                                                    16,656,394     18,391,271        541,079
      Machinery and equipment                                                       72,203,572     81,840,769      2,407,790
      Transportation equipment                                                         104,225        107,400          3,160
      Furniture and fixtures                                                         1,579,785      1,781,292         52,406
      Leased assets and leasehold improvements                                         855,487      1,026,848         30,210
      Long-term land leasehold rights                                                   62,206         60,808          1,789
                                                                                   -----------    -----------    -----------
      Total cost                                                                    95,332,636    107,002,959      3,148,072
   Accumulated depreciation                                                        (39,709,319)   (48,281,935)    (1,420,475)
                                                                                   -----------    -----------    -----------
                                                                                    55,623,317     58,721,024      1,727,597
   Construction in progress                                                          1,683,387      2,425,310         71,354
   Machinery in transit and prepayments                                              5,782,166      6,193,613        182,218
                                                                                   -----------    -----------    -----------
        Net properties                                                              63,088,870     67,339,947      1,981,169
                                                                                   -----------    -----------    -----------

OTHER ASSETS
   Guarantee deposits (Note 19)                                                        170,064        359,908         10,589
   Deferred charge (Notes 2 and 20)                                                  1,055,339      1,519,268         44,697
   Deferred income tax assets (Notes 2 and 17)                                       1,180,773      2,230,229         65,614
   Other                                                                               269,669        477,960         14,062
                                                                                   -----------    -----------    -----------
        Total other assets                                                           2,675,845      4,587,365        134,962
                                                                                   -----------    -----------    -----------
   CONSOLIDATED DEBITS (Notes 2 and 8)                                               5,541,808      4,596,234        135,223
                                                                                   -----------    -----------    -----------
TOTAL ASSETS                                                                       104,905,016    114,324,243      3,363,467
                                                                                   ===========    ===========    ===========

                                                                                                  December 31
                                                                                   -----------------------------------------
                                                                                      2002                  2003
                                                                                   -----------    --------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY                                                   NT$            NT$            US$
                                                                                   -----------    -----------    -----------
CURRENT LIABILITIES
   Short-term borrowings (Notes 9 and 19)                                            3,903,994     $5,048,230        148,521
   Commercial papers and bank acceptances payable (Notes 9 and 10)                   2,384,577      1,075,965         31,655
   Notes and accounts payable                                                        4,047,171      6,488,989        190,909
   Payable for properties                                                            4,494,828      4,392,340        129,225
   Income tax payable (Note 17)                                                        172,453        217,846          6,409
   Current portion of long-term bank loans (Notes 12 and 19)                         6,008,709      5,491,389        161,559
   Current portion of obligation under capital leases (Note 20)                        193,714        164,612          4,843
   Current portion of long-term payable for investments                                962,758      2,309,960         67,960
   Accrued expenses (Note 13)                                                        1,839,423      1,839,276         54,112
   Other                                                                               382,349        633,438         18,636
                                                                                   -----------    -----------    -----------
        Total current liabilities                                                   24,389,976     27,662,045        813,829
                                                                                   -----------    -----------    -----------

LONG-TERM LIABILITIES
   Long-term bonds payable (Notes 2 and 11)                                          5,179,793      6,861,232        201,860
   Long-term bank loans (Notes 12 and 19)                                           22,735,903     23,873,312        702,363
   Obligation under capital leases (Note 20)                                           273,660        105,517          3,104
   Long-term payable for investments                                                 2,364,360             --             --
                                                                                   -----------    -----------    -----------
        Total long-term liabilities                                                 30,553,716     30,840,061        907,327
                                                                                   -----------    -----------    -----------
ACCRUED PENSION COST (Notes 2 and 13)                                                  416,671        587,286         17,278
                                                                                   -----------    -----------    -----------
DEFERRED INCOME TAX LIABILITIES (Notes 2 and 17)                                        35,658         34,674          1,020
                                                                                   -----------    -----------    -----------
        Total liabilities                                                           55,396,021     59,124,066      1,739,454
                                                                                   -----------    -----------    -----------
COMMITMENTS AND CONTINGENCIES (Note 19)

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES                                      10,078,329     10,077,575        296,487
                                                                                   -----------    -----------    -----------
SHAREHOLDERS' EQUITY (Notes 2 and 14)
   Capital stock--NT$10 par value
      Authorized--4,550,000,000 shares in 2002 and 5,150,000,000 shares in 2003
      Issued--3,254,800,000 shares in 2002 and 3,580,280,000 shares in 2003         32,548,000     35,802,800      1,053,333
                                                                                   -----------    -----------    -----------
   Capital surplus
      Capital in excess of par value                                                 3,171,933         14,777            435
      Treasury stock transaction                                                            --        220,735          6,494
      Long-term investment                                                           3,753,594      3,811,262        112,129
                                                                                   -----------    -----------    -----------
   Total capital surplus                                                             6,925,527      4,046,774        119,058
                                                                                   -----------    -----------    -----------
   Retained earnings                                                                 1,173,564      3,808,436        112,046
                                                                                   -----------    -----------    -----------
   Other equity adjustments
      Unrealized loss on long-term investments in shares of stock                     (423,620)       (68,833)        (2,025)
      Cumulative translation adjustments                                             1,847,021      1,559,599         45,884
      Unrecognized pension cost                                                             --        (16,137)          (475)
                                                                                   -----------    -----------    -----------
   Total other equity adjustments                                                    1,423,401      1,474,629         43,384
                                                                                   -----------    -----------    -----------
   Treasury stock--164,441,857 shares in 2002 and 717,984 shares in 2003            (2,639,826)       (10,037)          (295)
                                                                                   -----------    -----------    -----------
        Total shareholders' equity                                                  39,430,666     45,122,602      1,327,526
                                                                                   -----------    -----------    -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                         104,905,016    114,324,243      3,363,467
                                                                                   ===========    ===========    ===========


The accompanying notes are an integral part of the financial statements.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(In Thousands, Except Share Data)

-----------------------------------------------------------------------------------------------------------------


                                                                           Year Ended December 31
                                                         --------------------------------------------------------
                                                            2001           2002                  2003
                                                         -----------    -----------    --------------------------
                                                             NT$            NT$            NT$            US$
                                                         -----------    -----------    -----------    -----------
NET REVENUES (Notes 2 and 24)
   Packaging                                              28,898,185     35,515,397     45,026,868      1,324,709
   Testing                                                 9,459,275     10,060,635     12,142,396        357,234
   Other                                                      10,366         10,806        142,506          4,193
                                                         -----------    -----------    -----------    -----------
        Total revenues                                    38,367,826     45,586,838     57,311,770      1,686,136
                                                         -----------    -----------    -----------    -----------
COST OF REVENUES (Note 16)
   Packaging                                              24,272,336     29,260,015     37,042,539      1,089,807
   Testing                                                 8,676,475      9,219,424      9,287,142        273,231
   Other                                                       8,203         12,831        136,772          4,024
                                                         -----------    -----------    -----------    -----------
        Total cost of revenues                            32,957,014     38,492,270     46,466,453      1,367,062
                                                         -----------    -----------    -----------    -----------
GROSS PROFIT                                               5,410,812      7,094,568     10,845,317        319,074
                                                         -----------    -----------    -----------    -----------
OPERATING EXPENSES (Notes 2, 7, 8, 16 and 20)
   Selling                                                   877,858        909,440      1,204,912         35,449
   General and administrative                              3,490,507      4,821,384      4,015,850        118,148
   Research and development                                1,504,536      2,048,973      2,354,034         69,257
                                                         -----------    -----------    -----------    -----------
        Total operating expenses                           5,872,901      7,779,797      7,574,796        222,854
                                                         -----------    -----------    -----------    -----------
INCOME (LOSS) FROM OPERATIONS                               (462,089)      (685,229)     3,270,521         96,220
                                                         -----------    -----------    -----------    -----------
NON-OPERATING INCOME
   Interest (Note 22)                                        503,603        392,593        114,627          3,372
   Foreign exchange gain--net (Notes 2 and 22)               247,498             --             --             --
   Gain on sale of investment                                 50,666        101,314        618,857         18,207
   Other (Note 23)                                           466,787        481,526        336,546          9,901
                                                         -----------    -----------    -----------    -----------
        Total non-operating income                         1,268,554        975,433      1,070,030         31,480
                                                         -----------    -----------    -----------    -----------
NON-OPERATING EXPENSES
   Interest (Notes 2 and 7)                                2,242,879      1,971,227      1,419,352         41,758
   Investment loss under equity method (Notes 2 and 6)     1,246,836        410,348        240,656          7,080
   Foreign exchange loss--net (Notes 2 and 22)                    --        397,874        386,844         11,381
   Realized loss on long-term investments (Note 14)               --             --        354,787         10,438
   Other                                                     302,249        220,460        451,182         13,274
                                                         -----------    -----------    -----------    -----------
        Total non-operating expenses                       3,791,964      2,999,909      2,852,821         83,931
                                                         -----------    -----------    -----------    -----------
INCOME (LOSS) BEFORE INCOME TAX AND MINORITY
  INTEREST AND EXTRAORDINARY LOSS                         (2,985,499)    (2,709,705)     1,487,730         43,769

INCOME TAX BENEFIT (Notes 2 and 17)                          199,160      1,140,324      1,278,148         37,604
                                                         -----------    -----------    -----------    -----------
INCOME (LOSS) BEFORE MINORITY INTEREST AND
  EXTRAORDINARY LOSS                                      (2,786,339)    (1,569,381)     2,765,878         81,373

EXTRAORDINARY LOSS (NET OF TAX BENEFIT
  NT$48,188 in 2001 and NT$11,538 (US$339) in 2002)
   (Note 11)                                                (144,565)       (34,613)       (75,668)        (2,226)

MINORITY INTEREST IN NET LOSS OF SUBSIDIARIES                788,685      1,733,029         52,586          1,547
                                                         -----------    -----------    -----------    -----------
NET INCOME (LOSS)                                         (2,142,219)       129,035      2,742,796         80,694
                                                         ===========    ===========    ===========    ===========

                                                                                                      (Continued)

                                                                         Year Ended December 31
                                                                ----------------------------------------
                                                                 2001       2002            2003
                                                                -------    -------    ------------------
                                                                  NT$        NT$         NT$       US$
                                                                -------    -------    -------    -------
EARNINGS (LOSS) PER SHARE (Note 18)
Basic
   Based on weighted average number of outstanding shares
      of 3,254,800,000 in 2001, 3,090,678,225 in 2002 and
      3,504,700,089 in 2003
      Before income tax
         Income (loss) before extraordinary loss                  (0.71)     (0.26)      0.51       0.01
         Extraordinary loss                                       (0.06)     (0.01)     (0.02)        --
                                                                -------    -------    -------    -------
         Net income (loss)                                        (0.77)     (0.27)      0.49       0.01
                                                                =======    =======    =======    =======
      After income tax
         Income (loss) before extraordinary loss                  (0.61)      0.05       0.80       0.02
         Extraordinary loss                                       (0.05)     (0.01)     (0.02)        --
                                                                -------    -------    -------    -------
         Net income (loss)                                        (0.66)      0.04       0.78       0.02
                                                                =======    =======    =======    =======
Diluted
   Based on weighted average number of outstanding shares
      of 3,254,800,000 in 2001, 3,090,678,225 in 2002 and
      3,537,048,918 in 2003
      Before income tax
         Income (loss) before extraordinary loss                  (0.71)     (0.26)      0.50       0.01
         Extraordinary loss                                       (0.06)     (0.01)     (0.02)        --
                                                                -------    -------    -------    -------
         Net income (loss)                                        (0.77)     (0.27)      0.48       0.01
                                                                =======    =======    =======    =======
      After income tax
         Income (loss) before extraordinary loss                  (0.61)      0.05       0.80       0.02
         Extraordinary loss                                       (0.05)     (0.01)     (0.02)        --
                                                                -------    -------    -------    -------
         Net income (loss)                                        (0.66)      0.04       0.78       0.02
                                                                =======    =======    =======    =======

   Based on weighted average number of outstanding shares
      After giving retroactive adjustment to 2003 stock dividends
      Basic
      Before income tax
          Loss before extraordinary loss                          (0.64)     (0.24)
          Extraordinary loss                                      (0.05)     (0.01)
                                                                -------    -------
      Net loss                                                    (0.69)     (0.25)
                                                                =======    =======
      After income tax
          Income (loss) before extraordinary loss                 (0.56)      0.05
          Extraordinary loss                                      (0.04)     (0.01)
                                                                -------    -------
      Net income (loss)                                           (0.60)      0.04
                                                                =======    =======
      Diluted
      Before income tax
          Loss before extraordinary loss                          (0.64)     (0.24)
          Extraordinary loss                                      (0.05)     (0.01)
                                                                -------    -------
      Net loss                                                    (0.69)     (0.25)
                                                                =======    =======
      After income tax
          Income (loss) before extraordinary loss                 (0.56)      0.05
          Extraordinary loss                                      (0.04)     (0.01)
                                                                -------    -------
      Net income (loss)                                           (0.60)      0.04
                                                                =======    =======

EARNINGS (LOSS) PER EQUIVALENT ADS (Note 18)
Basic
   Based on weighted average number of outstanding shares
   of 650,960,000 in 2001, 618,135,645 in 2002 and
   700,940,018 in 2003
      Before income tax
         Income (loss) before extraordinary loss                  (3.54)     (1.29)      2.53       0.07
         Extraordinary loss                                       (0.30)     (0.07)     (0.11)        --
                                                                -------    -------    -------    -------
         Net income (loss)                                        (3.84)     (1.36)      2.42       0.07
                                                                =======    =======    =======    =======
      After income tax
         Income (loss) before extraordinary loss                  (3.07)      0.26       4.02       0.12
         Extraordinary loss                                       (0.22)     (0.05)     (0.11)        --
                                                                -------    -------    -------    -------
         Net income (loss)                                        (3.29)      0.21       3.91       0.12
                                                                =======    =======    =======    =======

                                                                                             (Continued)

                                                                         Year Ended December 31
                                                                ----------------------------------------
                                                                 2001       2002            2003
                                                                -------    -------    ------------------
                                                                  NT$        NT$         NT$       US$
                                                                -------    -------    -------    -------
   Diluted
      Based on weighted average number of outstanding shares
         of 650,960,000 in 2001, 618,135,645 in 2002 and
         707,409,784 shares in 2003
      Before income tax
         Income (loss) before extraordinary loss                  (3.54)     (1.29)      2.51       0.07
         Extraordinary loss                                       (0.30)     (0.07)     (0.11)        --
                                                                -------    -------    -------    -------
         Net income (loss)                                        (3.84)     (1.36)      2.40       0.07
                                                                =======    =======    =======    =======
      After income tax
         Income (loss) before extraordinary loss                  (3.07)      0.26       3.99       0.12
         Extraordinary loss                                       (0.22)     (0.05)     (0.11)        --
                                                                -------    -------    -------    -------
         Net income (loss)                                        (3.29)      0.21       3.88       0.12
                                                                =======    =======    =======    =======

Based on weighted average number of outstanding shares
   After giving retroactive adjustment to 2003 stock dividends
   Basic
      Before income tax
         Loss before extraordinary loss                           (3.22)     (1.17)
         Extraordinary loss                                       (0.27)     (0.07)
                                                                -------     -------
         Net loss                                                 (3.49)     (1.24)
                                                                =======     =======
      After income tax
         Income (loss ) before extraordinary loss                 (2.79)      0.24
         Extraordinary loss                                       (0.20)     (0.05)
                                                                -------    -------
         Net income (loss)                                        (2.99)      0.19
                                                                =======     =======
   Diluted
      Before income tax
         Loss before extraordinary loss                           (3.22)     (1.17)
         Extraordinary loss                                       (0.27)     (0.07)
                                                                -------    -------
         Net loss                                                 (3.49)     (1.24)
                                                                =======     =======
      After income tax
         Income (loss ) before extraordinary loss                 (2.79)      0.24
         Extraordinary loss                                       (0.20)     (0.05)
                                                                -------    -------
         Net income (loss)                                        (2.99)      0.19
                                                                =======     =======


The accompanying notes are an integral part of the financial statements.                     (Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(In Thousands)

---------------------------------------------------------------------------------------------------------------------------------


                                                                                        Capital Surplus
                                                              -------------------------------------------------------------------
                                                              Capital in     Treasury       Gain on
                                                  Capital     excess of        stock      disposal of    Long-term
                                                   Stock      par value     transaction   properties     investment      Total
                                                 ----------   ----------    -----------   -----------    ----------    ----------
New Taiwan Dollars
BALANCE, JANUARY 1, 2001                         27,520,000    3,171,933             --        23,109     4,075,783     7,270,825

Appropriations of 2000 earnings
   Legal reserve                                         --           --             --            --            --            --
   Compensation to directors and supervisors             --           --             --            --            --            --
   Bonus to employees--cash                              --           --             --            --            --            --
   Bonus to employees--stock                        349,600           --             --            --            --            --
   Stock dividends--17%                           4,678,400           --             --            --            --            --
Adjustment of equity in subsidiary due to
   change in percentage of ownership                     --                          --             --     (419,311)     (419,311)
Reversal of unrealized loss on long-term
   investment in shares of stock                         --           --             --            --            --            --
Consolidated net loss in 2001                            --           --             --            --            --            --
Cumulative translation adjustments                       --           --             --            --            --            --
                                                 ----------   ----------    -----------   -----------    ----------    ----------

BALANCE, DECEMBER 31, 2001                       32,548,000    3,171,933             --        23,109     3,656,472     6,851,514

Transfer of ASE Inc. shares held by
   subsidiaries as treasury stock                        --           --             --            --            --            --
Reversal of prior years' gain on disposal of
   properties                                            --           --             --       (23,109)           --       (23,109)
Legal reserve offsets against deficit                    --           --             --            --            --            --
Reversal of unrealized loss on long-term
   investments in share of stock                         --           --             --            --            --            --
Adjustment of equity in subsidiary due to
   change in percentage of ownership                     --           --             --            --       104,474       104,474
Adjustment of equity in subsidiary due to
   reversal of prior years' gain on disposal
   of properties                                         --           --             --            --        (7,352)       (7,352)
Consolidated net income in 2002                          --           --             --            --            --            --
Cumulative translation adjustments                       --           --             --            --            --            --
                                                 ----------   ----------    -----------   -----------    ----------    ----------

BALANCE, DECEMBER 31, 2002                       32,548,000    3,171,933             --            --     3,753,594     6,925,527

Appropriations of 2002 earnings
   Legal reserve                                         --           --             --            --            --            --
   Compensation to directors and supervisors             --           --             --            --            --            --
   Bonus to employees--cash                              --           --             --            --            --            --
   Stock dividends--0.3%                             97,644           --             --            --            --            --
Capital surplus transfer to common stock--9.7%    3,157,156   (3,157,156)            --            --            --    (3,157,156)
Sales of ASE Inc. shares held by subsidiaries            --           --        220,735            --            --       220,735
Adjustment of equity in subsidiary due to
   change in percentage of ownership                     --           --             --            --        57,668        57,668
Adjustment of equity in subsidiary due to
   unrecognized pension cost                             --           --             --            --            --            --
Consolidated net income in 2003                          --           --             --            --            --            --
Cumulative translation adjustments                       --           --             --            --            --            --
                                                 ----------   ----------    -----------   -----------    ----------    ----------
BALANCE, DECEMBER 31, 2003                       35,802,800       14,777        220,735            --     3,811,262     4,046,774
                                                 ==========   ==========    ===========   ===========    ==========    ==========

U.S. Dollars

BALANCE, JANUARY 1, 2003                            957,575       93,320             --            --       110,432       203,752

Appropriations of 2002 earnings
   Legal reserve                                         --           --             --            --            --            --
   Compensation to directors and supervisors             --           --             --            --            --            --
   Bonus to employees--cash                              --           --             --            --            --            --
   Stock dividends--0.3%                              2,873           --             --            --            --            --
Capital surplus transfer to common stock--9.7%       92,885      (92,885)            --            --            --       (92,885)
Sales of ASE Inc. shares held by subsidiaries            --           --          6,494            --            --         6,494
Adjustment of equity in subsidiary due to
   change in percentage of ownership                     --           --             --            --         1,697         1,697
Adjustment of equity in subsidiary due to
   unrecognized loss on pension cost                     --           --             --            --            --            --
Consolidated net income in 2003                          --           --             --            --            --            --
Cumulative translation adjustments                       --           --             --            --            --            --
                                                 ----------   ----------    -----------   -----------    ----------    ----------
BALANCE, DECEMBER 31, 2003                        1,053,333          435          6,494            --       112,129       119,058
                                                 ==========   ==========    ===========   ===========    ==========    ==========


CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(continued)
                                                             Retained Earnings                  Unrealized
                                                 -----------------------------------------        Loss on
                                                               Unappropriated                    Long-term
                                                                  earnings                      Investments
                                                   Legal        (accumulated                     in Shares
                                                  reserve          losses)          Total        of Stock
                                                 ----------    --------------    ----------     -----------
BALANCE, JANUARY 1, 2001                          2,329,177         5,871,770     8,200,947       (546,829)

Appropriations of 2000 earnings
   Legal reserve                                    583,539          (583,539)           --             --
   Compensation to directors and supervisors             --          (103,200)     (103,200)            --
   Bonus to employees--cash                              --           (10,400)      (10,400)            --
   Bonus to employees--stock                             --          (349,600)     (349,600)            --
   Stock dividends--17%                                  --        (4,678,400)   (4,678,400)            --
Adjustment of equity in subsidiary due to
   change in percentage of ownership                     --            98,526        98,526             --
Reversal of unrealized loss on long-term
   investment in shares of stock                         --                --            --        104,583
Consolidated net loss in 2001                            --        (2,142,219)   (2,142,219)            --
Cumulative translation adjustments                       --                --            --             --
                                                 ----------    --------------    ----------    -----------

BALANCE, DECEMBER 31, 2001                        2,912,716        (1,897,062)    1,015,654       (442,246)

Transfer of ASE Inc. shares held by
   subsidiaries as treasury stock                        --                --            --             --
Reversal of prior years' gain on disposal of
   properties                                         2,310            20,799        23,109             --
Legal reserve offsets against deficit            (1,876,264)        1,876,264            --             --
Reversal of unrealized loss on long-term
   investments in share of stock                         --                --            --         18,626
Adjustment of equity in subsidiary due to
   change in percentage of ownership                     --            (1,586)       (1,586)            --
Adjustment of equity in subsidiary due to
   reversal of prior years' gain on disposal
   of properties                                         --             7,352         7,352             --
Consolidated net income in 2002                          --           129,035       129,035             --
Cumulative translation adjustments                       --                --            --             --
                                                 ----------    --------------    ----------    -----------

BALANCE, DECEMBER 31, 2002                        1,038,762           134,802     1,173,564       (423,620)

Appropriations of 2002 earnings
   Legal reserve                                     12,903           (12,903)           --             --
   Compensation to directors and supervisors             --            (2,280)       (2,280)            --
   Bonus to employees--cash                              --            (8,000)       (8,000)            --
   Stock dividends--0.3%                                 --           (97,644)      (97,644)            --
Capital surplus transfer to common stock--9.7%           --                --            --             --
Sales of ASE Inc. shares held by subsidiaries            --                --            --        354,787
Adjustment of equity in subsidiary due to
   change in percentage of ownership                     --                --            --             --
Adjustment of equity in subsidiary due to
   unrecognized pension cost                             --                --            --             --
Consolidated net income in 2003                          --         2,742,796     2,742,796             --
Cumulative translation adjustments                       --                --            --             --
                                                 ----------    --------------    ----------    -----------
BALANCE, DECEMBER 31, 2003                        1,051,665         2,756,771     3,808,436        (68,833)
                                                 ==========    ==============    ==========    ===========

U.S. Dollars

BALANCE, JANUARY 1, 2003                             30,561             3,966        34,527        (12,463)

Appropriations of 2002 earnings
   Legal reserve                                        380              (380)           --             --
   Compensation to directors and supervisors             --               (67)          (67)            --
   Bonus to employees--cash                              --              (235)         (235)            --
   Stock dividends--0.3%                                 --            (2,873)       (2,873)            --
Capital surplus transfer to common stock--9.7%           --                --            --             --
Sales of ASE Inc. shares held by subsidiaries            --                --            --         10,438
Adjustment of equity in subsidiary due to
   change in percentage of ownership                     --                --            --             --
Adjustment of equity in subsidiary due to
   unrecognized loss on pension cost                     --                --            --             --
Consolidated net income in 2003                          --            80,694        80,694             --
Cumulative translation adjustments                       --                --            --             --
                                                 ----------    --------------    ----------    -----------
BALANCE, DECEMBER 31, 2003                           30,941            81,105       112,046         (2,025)
                                                 ==========    ==============    ==========    ===========


CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(continued)
                                                 Cumulative     Unrecognized                       Total
                                                 Translation      Pension        Treasury     Shareholders'
                                                 Adjustments        Cost           Stock           Equity
                                                 -----------    ------------    ----------    -------------
BALANCE, JANUARY 1, 2001                           1,224,271              --            --       43,669,214

Appropriations of 2000 earnings
   Legal reserve                                          --              --            --               --
   Compensation to directors and supervisors              --              --            --         (103,200)
   Bonus to employees--cash                               --              --            --          (10,400)
   Bonus to employees--stock                              --              --            --               --
   Stock dividends--17%                                   --              --            --               --
Adjustment of equity in subsidiary due to
   change in percentage of ownership                      --              --                       (320,785)
Reversal of unrealized loss on long-term
   investment in shares of stock                          --              --            --          104,583
Consolidated net loss in 2001                             --              --            --       (2,142,219)
Cumulative translation adjustments                   749,128              --            --          749,128
                                                 -----------    ------------    ----------    -------------

BALANCE, DECEMBER 31, 2001                         1,973,399              --            --       41,946,321

Transfer of ASE Inc. shares held by
   subsidiaries as treasury stock                         --              --    (2,639,826)      (2,639,826)
Reversal of prior years' gain on disposal of
   properties                                             --              --            --               --
Legal reserve offsets against deficit                     --              --            --               --
Reversal of unrealized loss on long-term
   investments in share of stock                          --              --            --           18,626
Adjustment of equity in subsidiary due to
   change in percentage of ownership                      --              --            --          102,888
Adjustment of equity in subsidiary due to
   reversal of prior years' gain on disposal
   of properties                                          --              --            --               --
Consolidated net income in 2002                           --              --            --          129,035
Cumulative translation adjustments                  (126,378)             --            --         (126,378)
                                                 -----------    ------------    ----------    -------------
BALANCE, DECEMBER 31, 2002                         1,847,021              --    (2,639,826)      39,430,666

Appropriations of 2002 earnings
   Legal reserve                                          --              --            --               --
   Compensation to directors and supervisors              --              --            --           (2,280)
   Bonus to employees--cash                               --              --            --           (8,000)
   Stock dividends--0.3%                                  --              --            --               --
Capital surplus transfer to common stock--9.7%            --              --            --               --
Sales of ASE Inc. shares held by subsidiaries             --              --     2,629,789        3,205,311
Adjustment of equity in subsidiary due to
   change in percentage of ownership                      --              --            --           57,668
Adjustment of equity in subsidiary due to
   unrecognized pension cost                              --         (16,137)           --          (16,137)
Consolidated net income in 2003                           --              --            --        2,742,796
Cumulative translation adjustments                  (287,422)             --            --         (287,422)
                                                 -----------    ------------    ----------    -------------
BALANCE, DECEMBER 31, 2003                         1,559,599         (16,137)      (10,037)      45,122,602
                                                 ===========    ============    ==========    =============

U.S. Dollars

BALANCE, JANUARY 1, 2003                              54,340              --       (77,664)       1,160,067

Appropriations of 2002 earnings
   Legal reserve                                          --              --            --               --
   Compensation to directors and supervisors              --              --            --              (67)
   Bonus to employees--cash                               --              --            --             (235)
   Stock dividends--0.3%                                  --              --            --               --
Capital surplus transfer to common stock--9.7%            --              --            --               --
Sales of ASE Inc. shares held by subsidiaries             --              --        77,369           94,301
Adjustment of equity in subsidiary due to
   change in percentage of ownership                      --              --            --            1,697
Adjustment of equity in subsidiary due to
   unrecognized loss on pension cost                      --            (475)           --             (475)
Consolidated net income in 2003                           --              --            --           80,694
Cumulative translation adjustments                    (8,456)             --            --           (8,456)
                                                 -----------    ------------    ----------    -------------
BALANCE, DECEMBER 31, 2003                            45,884            (475)         (295)       1,327,526
                                                 ===========    ============    ==========    =============

The accompanying notes are an integral part of the financial statements.                       (Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

-----------------------------------------------------------------------------------------------------------------------

                                                                                 Year Ended December 31
                                                               --------------------------------------------------------
                                                                   2001           2002                  2003
                                                               -----------    -----------    --------------------------
                                                                    NT$            NT$            NT$           US$
                                                               -----------    -----------    -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income (loss)                                            (2,142,219)       129,035      2,742,796         80,694
   Adjustments to reconcile net income (loss) to net cash
      provided by operating activities:
      Minority interest in net loss of subsidiaries               (788,685)    (1,733,029)       (52,586)        (1,547)
      Depreciation                                              10,633,197     11,841,331     12,210,910        359,250
      Amortization                                                 494,088        444,995        555,658         16,348
      Exchange (gain) loss on:
         Long-term foreign bonds payable                           640,171        (69,321)      (110,655)        (3,256)
         Long-term foreign investment payable                      223,599        (34,926)       (62,747)        (1,846)
      Accrued interest on convertible bonds                        872,575        576,437        358,286         10,541
      Provision for doubtful accounts and sales allowance           80,629         85,823        207,018          6,091
      Gain on sale of investments                                  (50,666)      (101,314)      (618,857)       (18,207)
      Loss on early redemption of foreign convertible bonds        144,565         46,151         75,668          2,226
      Loss from sale of treasury stock                                  --             --        354,787         10,438
      Investment loss under equity method                        1,246,836        410,348        240,656          7,080
      Cash dividends received from long-term investment             33,196             --             --             --
      Reversal of accrued interest from long-term investment
      payable                                                           --       (145,238)            --             --
      Impairment loss on fixed assets                                   --      1,225,555             --             --
      Loss on disposal of properties                                26,884         15,668         62,792          1,847
      Provision for loss on long-term bonds investments             29,822             --             --             --
      Loss from idle assets                                        111,109         78,120        176,841          5,203
      Amortization of consolidated debits                          692,919        815,573        819,253         24,103
      Deferred income taxes                                       (401,745)    (1,130,358)    (1,190,500)       (35,025)
      Accrued pension cost                                          46,013        122,233        170,615          5,019
      Other                                                         (3,251)            --         (3,140)           (92)
      Changes in operating assets and liabilities
         Notes receivable                                          114,456         (7,482)         1,071             32
         Accounts receivable                                     1,939,341     (1,950,738)    (4,119,274)      (121,191)
         Inventories                                               477,891       (363,216)    (1,560,119)       (45,899)
         Prepayments and other                                     199,912       (231,154)        84,164          2,476
         Notes and accounts payable                               (891,130)     1,078,392      2,441,818         71,839
         Income tax payable                                       (856,346)       (72,165)        45,393          1,335
         Accrued expenses and other                               (821,272)       217,222        264,745          7,789
         Effect of exchange rate changes                          (473,515)        65,858        211,640          6,227
                                                               -----------    -----------    -----------    -----------
        Net cash provided by operating activities               11,578,374     11,313,800     13,306,233        391,475
                                                               -----------    -----------    -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES
   Acquisition of properties                                   (13,816,544)   (12,657,920)   (17,534,057)      (515,859)
   (Increase) decrease in short-term investments                (2,913,644)     2,112,050       (371,561)       (10,931)
   Decrease (increase) in pledged time deposits                    128,837       (287,794)       261,317          7,688
   Payments for long-term stock investments                       (216,444)       (49,716)      (138,019)        (4,061)
   Increase in other assets                                       (214,772)      (831,279)    (1,125,361)       (33,109)
   Proceeds from sales of:
      Properties                                                   685,776         77,142        250,535          7,371
      Bonds                                                        195,320             --             --             --
      Others                                                        51,639             --        105,536          3,105
   Purchase of ASE Material Inc. shares                                 --        (10,000)       (20,976)          (617)
   Purchase of ASE Test Ltd. shares                             (1,202,185)      (317,004)            --             --
   Purchase of ISE Labs, Inc. shares                                    --     (1,755,133)            --             --
                                                               -----------    -----------    -----------    -----------
        Net cash provided by (used in) investing activities    (17,302,017)   (13,719,654)   (18,572,586)      (546,413)
                                                               -----------    -----------    -----------    -----------

                                                                                                             (Continued)

-----------------------------------------------------------------------------------------------------------------------

                                                                                 Year Ended December 31
                                                               --------------------------------------------------------
                                                                   2001           2002                  2003
                                                               -----------    -----------    --------------------------
                                                                    NT$            NT$            NT$           US$
                                                               -----------    -----------    -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from (repayments of):
      The issuance of foreign convertible bonds payable                 --             --      6,684,882        196,672
      Long-term debts                                            9,746,636      1,161,489       (102,881)        (3,027)
      Investment payable                                          (803,833)      (249,250)      (954,411)       (28,079)
      Commercial papers and bank acceptances payable              (837,491)    (1,739,263)      (629,086)       (18,508)
   Proceeds from sales ASE Inc. shares                                  --            --       2,850,524         83,864
   Proceeds from short-term borrowings                             944,148      2,375,322      1,161,183         34,162
   Contribution to a sinking fund for convertible bonds         (1,568,057)            --             --             --
   Early redemption of foreign convertible bonds                (6,066,042)    (1,674,053)    (4,908,389)      (144,407)
   Increase in minority interest                                 1,552,601        656,246        119,368          3,512
   Compensation to directors and supervisors and bonus
      to employees                                                (113,600)            --        (10,280)          (302)
                                                               -----------    -----------    -----------    -----------
        Net cash provided by financing activities                2,854,362        530,491      4,210,910        123,887
                                                               -----------    -----------    -----------    -----------
EFFECT OF EXCHANGE RATE CHANGES                                    473,515        (65,858)      (211,640)        (6,227)
                                                               -----------    -----------    -----------    -----------
NET DECREASE IN CASH AND CASH
  EQUIVALENTS                                                   (2,395,766)    (1,941,221)    (1,267,083)       (37,278)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                    14,166,495     11,770,729      9,829,508        289,188
                                                               -----------    -----------    -----------    -----------
CASH AND CASH EQUIVALENTS, END OF YEAR                          11,770,729      9,829,508      8,562,425        251,910
                                                               ===========    ===========    ===========    ===========
SUPPLEMENTAL INFORMATION
   Interest paid (excluding capitalized interest)                1,557,887      1,248,726      1,120,215         32,957
   Income tax paid                                               1,024,286         88,884         57,633          1,696
   Cash paid for acquisition of properties
      Acquisition of properties                                 11,565,689     15,749,807     17,234,324        507,041
      (Increase) decrease in payable                             2,250,855     (2,566,359)       102,488          3,015
      (Increase) decrease in obligation under capital leases            --       (525,528)       197,245          5,803
                                                               -----------    -----------    -----------    -----------
                                                                13,816,544     12,657,920     17,534,057        515,859
                                                               ===========    ===========    ===========    ===========
   Cash received from capital increase through the issuance of
     American Depositary Shares
      Net proceeds                                                      --             --      6,818,000        200,588
      Issuance expense                                                  --             --       (119,315)        (3,510)
      Increase in payable                                               --             --        (13,803)          (406)
                                                               -----------    -----------    -----------    -----------
      Net cash inflow                                                   --             --      6,684,882        196,672
                                                               ===========    ===========    ===========    ===========
   Cash paid for redemption of foreign convertible bonds
      Redemption price for foreign convertible bonds             6,066,042      3,242,110      4,908,389        144,407
      Cash paid from sinking fund                                       --     (1,568,057)            --             --
                                                               -----------    -----------    -----------    -----------
                                                                 6,066,042      1,674,053      4,908,389        144,407
                                                               ===========    ===========    ===========    ===========
NON-CASH FLOWS FROM INVESTING AND FINANCING
  ACTIVITIES
   Reclassification of the ASE Inc. shares which are held by
      consolidated subsidiaries from long-term investment to
      treasury stock                                                    --      2,639,826             --             --
      Reversal of treasury  stock due to sale of ASE Inc.'s
      shares which are held by consolidated subsidiaries                --             --      1,405,632         41,354

The accompanying notes are an integral part of the financial statements.                                    (Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001, 2002 AND 2003
(Amounts in Thousands, Except Share Data and Unless Otherwise Stated)
-------------------------------------------------------------------------------

1.   HISTORY AND ORGANIZATION

     Overview

     Advanced Semiconductor Engineering, Inc. (the "Company"), a corporation incorporated under the laws of Republic of China (the "ROC") is an independent provider of semiconductor packaging and testing services. The Company's common shares are traded on the Taiwan Stock Exchange under the symbol "2311". Since September 2000, the Company's common shares in the form of American depositary shares ("ADS") have been traded on the New York Stock Exchange under the symbol "ASX". The Company and its consolidated subsidiaries and affiliates are together referred to as the "ASE Group".

     On July 17, 2002, the Board of Directors of the Company passed a resolution whereby ASE Investment Inc. and ASE Capital Inc.(a wholly-owned subsidiary of the Company), would be merged into the Company. Upon the completion of the merger, all of the assets and liabilities of ASE Investment Inc. and ASE Capital Inc. were assumed by the Company. The merger was effective on July 1, 2003.

     As of December 31, 2002 and 2003, the Company and subsidiaries had approximately 24,443 and 20,401 employees, respectively.

     Set forth is a brief overview of the Company's organization structure and its equity stakes in its consolidated subsidiaries.

     The Company has four wholly-owned subsidiaries:

     a. ASE Holding Limited (incorporated in Bermuda in April 1990), which holds shares in ASE Group companies;

     b.   ASE Marketing Services Ltd. (incorporated in Hong Kong in February
          1991), which engages in trading;

     c. J&R Holding Limited (incorporated in Bermuda in May 1996), which holds shares in ASE Group companies;

     d. ASE Japan Co. (incorporated in Japan in Yokohama, December 2003), which engages in marketing and provides sales services relating to packaging and testing.

     As of December 31, 2003, the Company also held:

     a. 98.8% equity stake in ASE Technologies, Inc. (incorporated in the ROC in June 1991), which is engaged in the research and development, manufacture and sales of computers and related accessories;

     b. 90.0% equity stake in ASE Network Inc. (incorporated in the ROC in January 2000), which is engaged in investing in Taiwan Fixed Network Co., Ltd.;

     c. 72.4% equity stake in ASE (Chung Li) Inc. ("ASE Chung Li") (incorporated in the ROC in April 1999), which is engaged in the packaging and testing of semiconductors. In addition, ASE Test Limited has a 27.6% equity stake in ASE Chung Li; and

     d. 57.4% equity stake in ASE Material Inc. ("ASE Material") (incorporated in the ROC in December 1997), which is engaged in the design and production of leadframes and substrates used in the packaging of semiconductors. In addition, ASE Test, Inc. has a 4.0% equity stake in ASE Material.

     ASE Holding Limited has the following wholly-owned or majority-owned subsidiaries:

     a.   ASEP Realty Corporation (incorporated in the Philippines in December
          1995), which holds real estate of ASE Holding Electronics
          (Philippines);

     b. ASE Holding Electronics (Philippines) (incorporated in the Philippines in December 1995), which manufactures electronic products, components and semiconductors. However, the board of ASE Holding Electronics (Philippines) had decided to close the facilities and discontinued operation in December 2003; and

     c. 70.0% equity stake in ASE Investment (Labuan) Inc. (incorporated in Malaysia in June 1999), which holds shares of ASE Korea Inc. In addition, ASE Test Limited has a 30.0% equity stake in ASE Investment (Labuan) Inc.

     A portion of the share capital of the Company's subsidiaries incorporated in Philippines is held by certain Filipino individuals due to local requirements.

     J&R  Holding Limited has three subsidiaries:

     a. 100.0% equity stake of J&R Industrial Inc. (incorporated in the ROC in April 1999), which is mainly engaged in the leasing of substrate, packaging and testing equipment; and

     b. 100.0% equity stake of Grand Innovation Co., Ltd. (incorporated in the British virgin Islands in March 2001), which holds 6.9% convertible preferred stock of Integrated Programmable Communication, Inc.

     c. 39.1% equity stake of ASE Test Limited ("ASE Test") (incorporated in Singapore in May 1996), which holds shares in ASE Group companies.

     In addition, as of December 31, 2003, ASE Holding Limited held an 11.2% equity stake in ASE Test. The shares of ASE Test have been listed on the NASDAQ National Market in the United States since June 1996.

     ASE Test has four wholly-owned subsidiaries:

     a. ASE Test, Inc. (incorporated in the ROC in December 1987), which is engaged in the testing of semiconductors;

     b. ASE Holding (Singapore) Pte. Ltd. (incorporated in Singapore in December 1994), which holds shares in ASE Group companies;

     c. ASE Test Holdings, Limited ("ASE Test Holdings") (incorporated in Cayman Islands in April 1999), which mainly holds shares in ASE Group companies; and

     d. ASE Test Finance Limited ("ASE Test Finance") (incorporation in Mauritius in June 1999), which is engaged in financing activities.

     ASE Test, Inc. has a wholly-owned subsidiary, ASE Test (USA) Inc. (incorporated in the United States in October 1995), which is currently being liquidated.

     ASE Holding (Singapore) Pte. Ltd. has a wholly-owned subsidiary, ASE Electronics (M) Sdn., Bhd. ("ASE Test Malaysia") (incorporated in Malaysia in February 1991), which is engaged in the packaging and testing of semiconductors.

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


2.   SIGNIFICANT ACCOUNTING POLICIES

     The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the ROC ("ROC GAAP"). Significant accounting policies are summarized as follows:

     Presentation of Consolidated Financial Statements

     The Company prepares its consolidated financial statements in accordance with ROC GAAP and prepares a reconciliation to generally accepted accounting principles of the United States ("U.S. GAAP") (see Note 26). The accompanying consolidated balance sheets are presented for the two years ended as of December 31, 2002 and 2003, and the accompanying consolidated statements of income, changes in shareholders' equity and cash flows are presented for the three years ended December 31, 2001, 2002 and 2003.

     Unless otherwise stated, amounts presented are in thousands of New Taiwan dollars (NT$).

     Consolidation

     The consolidated financial statements include the accounts of the Company and all of the aforementioned subsidiaries.

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

     Use of Estimates

     The preparation of consolidated financial statements in conformity with ROC GAAP requires management to make estimates and judgments that affect the recorded amounts of assets, liabilities, revenues and expenses of the Company. The Company continually evaluates these estimates, including those related to allowances for doubtful accounts, inventories, useful lives of properties, consolidated debits, income tax valuation allowances, pension plans and the fair value of financial instruments. The Company bases its estimates on historical experience and other assumptions, which it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

     Assets and Liabilities Classified as Current and Non-current

     Current assets include cash or cash equivalent and other assets that are reasonably expected to be realized in cash, or to be consumed within one year from the balance sheet date; otherwise are classified as non-current assets.

     Current liabilities are liabilities which are reasonably expected to be liquidated within one year. All other liabilities are classified as non-current.

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

     The total amount of the provision is determined based on the identification of customers that the Company determines to have a higher credit risk based on overdue accounts, past collection difficulties or their overall financial condition. An estimation is made based on the extent to which the customer will be able to meet its financial obligations to the Company and a provision is recorded to reduce the accounts receivable balance to the amount the Company reasonably believes will be collected. For all other customers, an allowance is equal to a percentage of the aggregate accounts receivable based on history of collection. An allowance for these other customers ranges between 3% and 4%, on a consolidated basis, of the Company's accounts receivable.

     Inventories

     Inventories are stated at the lower of the first-in, first-out or weighted average cost or market value. Unbilled processing charges incurred are included in finished goods and work in process and are stated at actual cost. Market value represents net realizable value for finished goods and work in process, and replacement costs for raw materials, supplies and spare parts.

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

     Other long-term investments in shares of stock are carried at cost or lower of cost or market value. Allowances for decline in market value and unrealized loss on long-term investments in shares of stock (a deduction account in shareholders' equity) are made when the market value of an investment is lower than its carrying value. If decline in value of the stock investment is determined to be other than temporary, such decline in value is charged against current income. Cash dividends are recognized as income on the declaration date.

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

     Depreciation is computed using the straight-line method over estimated service lives which range as follows: long-term land leasehold rights, 60 years (lease period); buildings and improvements, 3 to 55 years; machinery and equipment, 3 to 8 years; furniture and fixtures, 1 to 15 years; transportation equipment, 3 to 8 years; and leased assets and leasehold improvements, 3 to 5 years. In the event that an asset depreciated to its residual value is deemed to have a continual useful life, the residual value is depreciated over the remaining life, not to exceed 2 years.

     The Company reviews properties for impairment and determines whether an event or change in facts and circumstances indicated that their carrying amount may not be recoverable. Impairment losses on properties are recorded as an operating expense and included in general and administrative expenses.

     When properties are retired or disposed of, their costs and accumulated depreciation are removed from the accounts and any gain or loss is credited or charged to income. Prior the January 1, 2001 the gain, after deducting applicable income tax, was reclassified to capital surplus at the end of the year.

     Deferred Charges

     Deferred charges are amortized using the straight-line method as follows: tools, 2 years; license fees, 2 years; telecommunications, electrical, computer network systems, 5 years; bond issuance cost, 4 years; and others, 2 to 5 years.

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

     An additional accrued pension cost must be recognized if the accumulated benefit obligation exceeds the fair value of plan assets. The debit is either to an other asset-deferred pension cost or to a contra account to shareholders' equity entitled unrecognized pension cost. If the debit is less than unamortized balances of transition obligation, it is reported as an intangible asset. If the debit is greater than unamortized balances of transition obligation, the excess debit is reported as contra account to shareholders' equity.

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

     Income taxes on undistributed earnings (10%) as determined by tax authority generated in 1998 and onwards for consolidated entities in the ROC are recorded as expense in the following year when the shareholders have resolved that the earnings shall be retained.

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

     Derivative Financial Instruments

     Premiums or discounts on foreign currency forward exchange contracts which have been acquired to manage the risk associated with assets and liabilities denominated in foreign currencies arising from the difference between the forward rate and the spot rate at the date of each contract are deferred and amortized over the contract period. At year end, the balances of the forward exchange receivables or payables are restated based on prevailing exchange rates and the resulting gain or loss is credited or charged to income. Any exchange gain or loss when the contract is settled is also credited or charged to income. The difference between receivable and payable balances arising from forward exchange contracts is accounted for as either current asset or current liability.

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

     U.S. Dollar Amount

     The Company prepares its consolidated financial statements in NT dollars. Translations into U.S. dollars for 2003 financial statements are included solely for the convenience of the reader, and are based on the U.S. Federal Reserve Bank of New York noon buying rate of NT$33.99 to US$1.00 in effect at December 31, 2003. The convenience translations should not be construed as representations that the NT dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.


 3. SHORT-TERM INVESTMENTS

                                                     December 31
                                        --------------------------------------
                                           2002                 2003
                                        ----------    ------------------------
                                            NT$           NT$           US$
                                        ----------    ----------    ----------

     Mutual funds                        2,025,957     3,012,264        88,622
     Stocks                                  5,305         5,895           173
     Commercial paper                      552,416            --            --
     Convertible bonds                      10,000           391            12
                                        ----------    ----------    ----------
                                         2,593,678     3,018,550        88,807
     Allowance for loss                     (3,242)         (771)          (23)
                                        ----------    ----------    ----------
                                         2,590,436     3,017,779        88,784
                                        ==========    ==========    ==========

4.   ACCOUNTS RECEIVABLE

                                                        December 31
                                             ----------------------------------
                                                2002               2003
                                             ----------  ----------------------
                                                 NT$         NT$         US$
                                             ----------  ----------  ----------

     Accounts receivable                      9,229,641  13,180,553     387,778
     Allowance for doubtful accounts (Note 2)  (300,713)   (337,311)     (9,924)
     Allowance for sales allowances (Note 2)    (43,049)    (45,107)     (1,327)
                                             ----------  ----------  ----------
                                              8,885,879  12,798,135     376,527
                                             ==========  ==========  ==========

     The change in allowance for doubtful accounts and sales allowances are as follows:

                                                        Doubtful        Sales
                                                        Accounts     Allowances
                                                       ----------    ----------
                                                           NT$           NT$
                                                       ----------    ----------

     Balance, beginning of 2001                           314,243        38,676
     Additions                                             15,619        65,010
     Deductions                                           (43,386)      (50,060)
                                                       ----------    ----------
     Balance, end of 2001                                 286,476        53,626
     Additions                                             67,567        18,256
     Deductions                                           (53,330)      (28,833)
                                                       ----------    ----------
     Balance, end of 2002                                 300,713        43,049
     Additions                                             95,853       111,165
     Deductions                                           (59,255)     (109,107)
                                                       ----------    ----------
     Balance, end of 2003                                 337,311        45,107
                                                       ==========    ==========

                                                           US$           US$
                                                       ----------    ----------

     Balance, beginning of 2003                             8,847         1,266
     Additions                                              2,820         3,271
     Deductions                                            (1,743)       (3,210)
                                                       ----------    ----------
     Balance, end of 2003                                   9,924         1,327
                                                       ==========    ==========

5.   INVENTORIES

                                                      December 31
                                         --------------------------------------
                                            2002                 2003
                                         ----------    ------------------------
                                             NT$           NT$           US$
                                         ----------    ----------    ----------

     Raw materials                        1,999,267     3,365,079        99,002
     General supplies and spare parts       508,736       573,240        16,865
     Work in process                        436,872       637,692        18,761
     Finished goods                         333,427       399,699        11,759
     Supplies in transit                     66,107        29,620           872
                                         ----------    ----------    ----------
                                          3,344,409     5,005,330       147,259
     Allowance for obsolescence            (212,757)     (313,559)       (9,225)
                                         ----------    ----------    ----------
                                          3,131,652     4,691,771       138,034
                                         ==========    ==========    ==========

     The movement of allowance for obsolescence is as follows:

                                                                          NT$
                                                                       --------

     Balance, beginning of 2001                                         155,061
     Additions                                                          131,197
     Deductions                                                         (65,710)
                                                                       --------
     Balance, end of 2001                                               220,548
     Additions                                                           34,379
     Deductions                                                         (42,170)
                                                                       --------
     Balance, end of 2002                                               212,757
     Additions                                                          240,844
     Deductions                                                        (140,042)
                                                                       --------
     Balance, end of 2003                                               313,559
                                                                       ========

                                                                          US$
                                                                       --------

     Balance, beginning of 2003                                           6,259
     Additions                                                            7,086
     Deductions                                                          (4,120)
                                                                       --------
     Balance, end of 2003                                                 9,225
                                                                       ========


6.   LONG-TERM INVESTMENTS

                                                                                December 31
                                                            ----------------------------------------------------
                                                                   2002                       2003
                                                            ------------------    ------------------------------
                                                                         % of                              % of
                                                                        Direct                            Direct
                                                                        Owner-                            Owner-
                                                                NT$       ship       NT$         US$        ship
                                                            ---------- -------    ---------   --------   -------
     Equity method

     Common stock
       Universal Scientific Industrial Co., Ltd. (Note 8)    3,422,186    23.5    3,342,455     98,336      23.6
       Hung Ching Development & Construction Co.             1,140,427    26.4    1,012,399     29,785      26.4
       Hung Ching Kwan Co.                                     404,513    27.3      406,131     11,949      27.3
       Inprocomm, Inc.                                              --      --        7,678        226      32.1
       Universal Access Technology Inc.                             --    25.0           --         --      25.0
     Preferred stock
       Intergrated Programmable Communication, Inc.             85,870    30.0       52,599      1,548      30.0
                                                            ----------           ----------   --------
                                                             5,052,996            4,821,262    141,844
     Unrealized gain on sale of land                          (300,149)            (300,149)    (8,831)
                                                            ----------           ----------   --------
                                                             4,752,847            4,521,113    133,013
                                                            ----------           ----------   --------
     Cost method

     Taiwan Fixed Network Co., Ltd.                          1,500,000     1.6    1,500,000     44,130       1.6
     InveStar Burgeon Venture Capital, Inc.                    160,732    13.0       83,228      2,449      13.0
     Global Strategic Investment, Inc.                          69,540     2.5       67,940      1,999       2.5
     Digital Communications International Inc.                  40,000    12.0       50,167      1,476      15.0
     UC Fund II                                                 34,770      --       33,970        999        --
     Crimson@Velocity Fund, L.P.                                 8,845      --       21,237        625        --
                                                            ----------           ----------   --------
                                                             1,813,887            1,756,542     51,678
                                                            ----------           ----------   --------
     Prepaid for long-term investments--ASE-Compeq
       Technologies, Inc.                                           --      --       12,000        353
                                                            ----------           ----------   --------
     Other long-term investment--Asset Backed Security              --      --       50,000      1,471
                                                            ----------           ----------   --------
     Other financial assets                                         --      --        3,140         93
                                                            ----------           ----------   --------
                                                             6,566,734            6,342,795    186,608
                                                            ==========           ==========   ========

     From February 1999 to April 2000, the Company acquired shares of Universal Scientific Industrial Co., Ltd. ("USI") from the stock market. As of December 31, 2003, the Company has an accumulated total investment cost of NT$3,838,368 (US$112,926). USI is engaged in the manufacturing, processing and sales of computer peripherals, integrated circuits, electrical parts, personal computers and related accessories. USI declared stock and cash dividends in 2001 for NT$1.30 and NT$0.25 per share, respectively. As of December 31, 2003, the undistributed earnings of USI are NT$776,285 (US$22,839).

     From March 1995 to February 1999, the Company acquired shares of Hung Ching Development & Construction Co. ("HCDC") from the stock market. As of December 31, 2003, the Company has an accumulated total investment cost of NT$2,845,912 (US$83,728). HCDC is engaged in the development and management of commercial, residential and industrial real estate properties in Taiwan. As of December 31, 2003, the accumulated loss of HCDC is NT$887,085 (US$26,098).

     The Company acquired its 27.3% equity interest in Hung Ching Kwan Co. ("HCKC") in 1992 by transferring to HCKC a parcel of land as an investment in HCKC at an agreed value of NT$390,470. The resulting gain of NT$300,149, which represents the excess of such value over the cost of the land plus land value increment tax, has been deferred until the disposal of this investment. As of December 31, 2003, the Company has a 44.1% effective interest in HCKC, which consists of 27.3% interest directly owned by the Company, and 16.8% interest indirectly owned through HCDC (based on HCDC's 63.5% interest in HCKC). HCKC did not declare dividends in 2002 and 2003. As of December 31, 2003, the undistributed earnings of HCKC are NT$51,592 (US$1,518).

     The Company invested in Inprocomm, Inc. ("Inprocomm") in May 2003 with capital of NT$52,000 (US$1,530) and directly acquired its 32.1% equity interest. In addition, USI, Integrated Programmable Communication, Inc. ("IPC") and Global Strategic Investment, Inc. have 17.3%, 0.6% and 8.6% equity interests in Inprocomm, respectively. Inprocomm is engaged in the design of semiconductors for wireless communication applications. As of December 31, 2003, the accumulated loss of Inprocomm is NT$138,081 (US$4,062).

     The Company invested in Universal Access Technology Inc. ("UAT") in December 2000 and directly acquired its 25.0% equity interest. In addition, HCDC and USI have 10.0% and 25.0% equity interest in UAT, respectively. Accordingly, as of December 31, 2003, the Company has a 33.3% effective interest in UAT. UAT had a negative net worth as of December 31, 2002 and accordingly, the carrying value of this investment had been written off.

     In December 2000, the Company invested in convertible preferred stock issued by IPC. As of December 31, 2003, the Company and its subsidiary, J&R Holding, has made total investments of US$5.2 million, and own a 30.0% stake in IPC. In addition, USI has 16.1% equity interest in IPC. IPC is engaged in the design of semiconductors for wireless communication applications.

     On October 27, 2003, the Company entered into a joint venture agreement with Compeg to establish ASE-Compeq Technologies, Inc. ("ASE-Compeq"), which will initially focus on the design and production of interconnect materials for packing semiconductors. Pursuant to the joint venture agreement, the Company will own 60% of the equity interest. As of December 31, 2003, the Company has made total investments of NT$12,000 (US$353) as prepayments. ASE-Compeq is currently in the pre-operating phase.

     The Company recorded net investment losses of NT$1,246,836 in 2001, NT$410,348 in 2002 and NT$240,656 (US$7,080) in 2003, respectably, from its investments in the aforementioned equity-method investees.

7.   PROPERTIES

     Accumulated depreciation consists of:

                                                           December 31
                                             --------------------------------------
                                                2002                 2003
                                             ----------    ------------------------
                                                 NT$           NT$           US$
                                             ----------    ----------    ----------

     Buildings and improvements               2,844,317     3,734,503       109,871
     Machinery and equipment                 35,399,098    42,959,968     1,263,900
     Transportation equipment                    71,622        66,463         1,955
     Furniture and fixtures                     842,146     1,044,699        30,736
     Leased assets and leasehold improvements   543,397       466,688        13,730
     Long-term land leasehold rights              8,739         9,614           283
                                             ----------    ----------    ----------

                                             39,709,319    48,281,935     1,420,475
                                             ==========    ==========    ==========

     Certain machinery and equipment related to the testing business of ASE Test and ISE Labs were impaired during 2002. As a result, an impairment loss of NT$1,225,555 (US$36,056) was recognized and included in general and administrative expenses in 2002.

     Interest capitalized and included as cost of properties amounted to NT$100,453, NT$145,985 and NT$149,051 (US$4,385) for the years ended
     December 31, 2001, 2002 and 2003, respectively.

     Machinery in transit pertains to the purchase of packaging, testing and substrate equipment that has been received but is not ready for use. Prepayments are payments made to purchase machinery with non-cancellable purchase orders.

     Machinery in transit and prepayments consist of the following:

                                                      December 31
                                         --------------------------------------
                                            2002                 2003
                                         ----------    ------------------------
                                             NT$           NT$           US$
                                         ----------    ----------    ----------

     Bonders                                649,783       457,944       13,473
     Testers                                845,585     2,726,211       80,206
     Bumping                                664,897       833,639       24,526
     Flip Chip                              355,220       503,225       14,805
     Substrate                            1,218,039        19,640          578
     Others                               2,048,642     1,652,954       48,630
                                         ----------    ----------    ---------
                                          5,782,166     6,193,613      182,218
                                         ==========    ==========    =========


8.   CONSOLIDATED DEBITS

     These represent goodwill arising from the purchases of:

                                                      December 31
                                         --------------------------------------
                                            2002                 2003
                                         ----------    ------------------------
                                             NT$           NT$           US$
                                         ----------    ----------    ----------

     ASE Test shares                      2,701,189     2,212,135        65,082
     ISE Labs shares                      2,514,629     2,113,500        62,180
     ASE Korea shares                       325,990       270,599         7,961
                                         ----------    ----------    ----------
                                          5,541,808     4,596,234       135,223
                                         ==========    ==========    ==========

     Amortization of goodwill is reflected in general and administrative expenses in the consolidated statement of income and was NT$692,919, NT$815,573 and NT$819,253 (US$24,103) for the years ended December 31, 2001, 2002 and 2003, respectively.

     As of December 31, 2002 and 2003, unamortized goodwill for USI was NT$1,431,142 and NT$1,210,542 (US$35,615), respectively.



9.   SHORT-TERM BORROWINGS

                                                December 31
                         -------------------------------------------------------
                                 2002                         2003
                         ---------------------   -------------------------------
                         Interest                Interest
                          Rate (%)      NT$       Rate (%)      NT$        US$
                         ---------   ---------   ---------   ---------   -------

     Letters of credit   0.88-5.45   1,748,209   0.86-3.60   2,967,178    87,296
     Revolving           2.00-7.00   2,155,785   1.32-6.00   2,081,052    61,225
                                     ---------               ---------   -------
                                     3,903,994               5,048,230   148,521
                                     =========               =========   =======

     As of December 31, 2003, unused credit lines for short-term borrowings, including commercial paper and bank acceptances, totaled approximately NT$7,654,000 (US$225,184).


10.  COMMERCIAL PAPER AND BANK
     ACCEPTANCES PAYABLE

     Commercial paper and bank acceptances payable bore interest rates ranging from 1.55% to 3.65% in 2002 and 1.10% to 2.35% in 2003, respectively.


11.  LONG-TERM BONDS PAYABLE

                                                                       December 31
                                                             ------------------- -----------
                                                                2002            2003
                                                             ---------   -------------------
                                                                NT$         NT$         US$
                                                             ---------   ---------   -------
     Foreign convertible bonds--issued by ASE                       --   6,794,000   199,882
     Foreign convertible notes--issued by ASE Test Finance   3,820,875          --        --
     Accrued interest                                        1,358,918      67,232     1,978
                                                             ---------   ---------   -------
                                                             5,179,793   6,861,232   201,860
                                                             =========   =========   =======

     Information on the long-term bonds payable is follows:

     Foreign Convertible Bonds--Issued by the Company

     In September 2003, the Company issued US$200,000 (NT$6,798,000) of unsecured zero coupon convertible bonds due September 2008, consisting of 200,000 units with face values of US$1 each. The bonds have an implied interest rate of 3.75%.

     From the date 30 days after issuance through the date 10 days before the due date, the bondholders have the right to convert the bonds into the Company's common shares or ADS at the specified conversion price. The conversion rate was based on the current market price at the time of sale.

     The Company may redeem the bonds at the redemption price if:

     a. on or at any time after September 2007, the closing price of the common shares for a period of 20 consecutive trading days is higher than 130% of the conversion price (NT$37.716 per share at December 31, 2003) in effect on each such trading day and

     b. at least 90% of the bonds have already been converted, redeemed, or purchased and cancelled.

     c. if the applicable tax law is unfavorably changed, redeem at any time all, but not some, of the bonds.

     In November 1997, the Company issued US$200.0 million of zero coupon convertible bonds due November 2002. Except for US$1.0 million aggregate principal amount of convertible bonds that were converted into 355,086 common shares during 2001, the remaining US$199.0 million aggregate principal amount of the outstanding bonds were repurchased from the open market and cancelled in 2001 and 2002. During 2001, the Company repurchased US$131.0 million in aggregate principal amount of the outstanding bonds from the open market with payments of NT$6,066,042, which resulted in an extraordinary loss of NT$144,565 (net of income tax benefit of NT$48,188). During 2002, the Company repurchased US$68.0 million in aggregate principal amount of the outstanding bonds from the open market with payments of NT$3,242,110, which resulted in an extraordinary loss of NT$34,613 (net of income tax benefit of NT$11,538).

     Foreign Convertible Notes--Issued by
       ASE Test Finance

     In June 1999, ASE Test, in connection with the acquisitions of ISE Labs and Motorola SPS Businesses, issued US$160.0 million of 1% guaranteed convertible bonds due July 1, 2004 through its subsidiary, ASE Test Finance. The Company subscribed US$50.0 million of the convertible bonds and, accordingly, the net balance of US$110,111 (NT$3,742,673) is recorded in the accompanying balance sheet as of December 31, 2002. On August 19, 2003, ASE Test Finance redeemed and cancelled the total outstanding, convertible notes with payments of NT$4,908,389 (US$144,407), which resulted in an extraordinary loss of NT$75,668 (US$2,226).

     Under ROC GAAP, the loss incurred of NT$75,668 (US$2,226), as a result of the early redemption and cancellation of the convertible notes was recorded as an extraordinary loss. Under US GAAP. the loss would not qualify as extraordinary and would have been included in other expenses.

12.  LONG-TERM DEBTS

     Long-term debts consist of the following:

                                                                         December 31
                                                             ----------------------------------
                                                                2002              2003
                                                             ----------   ---------------------
                                                                 NT$          NT$         US$
                                                             ----------   ----------   --------
     Mortgage bank loans for purchase of building and
       machinery                                              7,281,200    6,266,559    184,365
     Revolving bank loans and acceptances payable            11,019,162   14,314,818    421,148
     Bank loans secured by assets                             1,724,760    2,025,672     59,596
     Letters of credit loans for purchase of materials and
       machinery                                              2,719,490    1,662,152     48,901
     Loans for redemption of convertible bond                 6,000,000    5,095,500    149,912
                                                             ----------   ----------   --------
                                                             28,744,612   29,364,701    863,922
     Current portion                                          6,008,709    5,491,389    161,559
                                                             ----------   ----------   --------
                                                             22,735,903   23,873,312    702,363
                                                             ==========   ==========   ========

     Mortgage Bank Loans for Purchase of
       Building and Machinery

     Mortgage bank loans obtained by the Company, ASE Test, Inc., ASE Chung Li, and ASE Material are repayable in monthly, quarterly or semi-annually installments. The loans bear interest at rates ranging from 3.00% to 7.92% in 2002 and 1.82% to 7.92% in 2003, respectively.

     ASE Chung Li has a syndicated loan agreement with a total facility of NT$4,000,000, which will be repayable through May 2006. As of December 31, 2002, NT$1,600,000 (US$47,073) of the total facility had been drawn. The remaining NT$2,400,000 (US$70,609) available under the facility had not been drawn and, under the terms of the agreement, expired in November 2002. The agreement requires that, among other things, ASE Chung Li maintains certain financial ratios. As of December 31, 2003, ASE Chung Li was in compliance with the required covenants.

     Revolving Bank Loans and Acceptance Payables

                                                                            December 31
                                                              --------------------------------------
                                                                 2002                 2003
                                                              -----------    -----------------------
                                                                  NT$            NT$           US$
                                                              -----------    -----------    --------
     Syndicated bank loans--interest at 2.14%-5.90% in 2002
       and 2.15%-2.53% in 2003
        ASE                                                     5,200,000      8,050,000     236,835
        ASE Test, Inc.                                            300,000             --          --
     Revolving credit lines due April 2004 to
       June 2008--interest at 1.85%-4.88% in 2002 and
       1.03%-5.05% in 2003
        ASE                                                     4,920,030      4,388,760     129,119
        Others                                                    606,341      1,876,260      55,200
                                                              -----------    -----------    --------
                                                               11,026,371     14,315,020     421,154
     Unamortized discounts                                         (7,209)          (202)         (6)
                                                              -----------    -----------    --------

                                                               11,019,162     14,314,818     421,148
                                                              ===========    ===========    ========

     The five-year syndicated bank loan of NT$5.2 billion of the Company due in June 2004 was repaid in January 2003, with proceeds the Company obtained from a new long-term credit line of NT$7.0 billion.

     The January 2003 syndicated bank loan of NT$7.0 billion is repayable in three semi-annual installments from December 2004 to December 2005, but the Company made an early payment in the amount of NT$3.35 billion in October 2003.

     The remaining NT$3.65 billion will be repayable upon the original payment schedule. The other syndicated bank loan of NT$7.0 billion obtained in 2003 by the Company is repayable in seven semi-annually installments from September 2005 to September 2008. As of December 31, 2003, NT$4.4 billion of the total facility had been drawn.

     The agreement requires, among other things, the following:

     a. Without the prior written consent from the majority of the banks, ASE may not:

          1) Pledge its assets or assume liabilities or change the scope of its operations or dispose material assets; or

          2) Merge or combine with any other entity or make investments or acquire major assets of any other entity over 25 billion.

     b. The Company's tangible net worth (as defined in a loan agreement) should not be less than NT$38.0 billion (US$1,118 million).

     c.   Maintenance by the Company of certain financial ratios.

     Bank Loans Secured by Assets

     These include various bank loans obtained by ISE Labs which are secured by ISE Labs' total assets (see Note 19). The loans are repayable in May 2009, and bear interest from 5.50% to 7.92% in 2001 and 4.75% to 7.75% in 2002, respectively. These agreements contain certain covenant and default provisions that require ISE Labs to maintain certain financial ratios, dividend and capital expenditure restrictions and maintenance of working capital requirements. ISE Labs was in violation of covenants under a US$10.0 million bank loan agreement to maintain certain monthly and quarterly financial ratios for the months from October 2002 through February 2003. These breaches constituted events of default and, as a result, the bank declared all of ISE Labs' obligations under the agreement immediately due and payable. Accordingly, the long-term debt portion of US$10.0 million was included in the current portion of long-term debt at December 31, 2002. ISE Labs subsequently obtained a waiver of the aforementioned breaches from the bank, repaid all of the amounts owed under the loan and terminated the loan agreement.

     These also include various bank loans obtained by ASE Korea which are secured by ASE Korea's land, buildings and improvements, and machinery and equipment (see Note 19). The loans are repayable in July 2009 and bear interest from 3.70% to 4.30% in 2002 and 3.15% to 3.87% in 2003, respectively.

     Letters of Credit Loans for Purchase of
       Materials and Machinery

     These represent various bank loans obtained by the Company with original terms of one year or less, due from March 2004 through July 2004 with interest rates ranging from 0.86% to 5.45% in 2002, 0.83% to 1.61% in 2003. The Company and ASE Material have received permission from the relevant banks to refinance some of these loans on the same terms.

     Loans for Redemption of Convertible Bonds

                                                     December 31
                                        --------------------------------------
                                           2002                2003
                                        ----------    ------------------------
                                            NT$           NT$           US$
                                        ----------    ----------    ----------

     ASE                                 6,000,000            --            --
     ASE Test Finance                           --     5,095,500       149,912
                                        ----------    ----------    ----------
                                         6,000,000     5,095,500       149,912
                                        ==========    ==========    ==========

     The loan obtained in 2001 by the Company which was specified for use in the redemption of the Company's convertible bonds (Note 11) was repayable in semi-annual installments starting June 2003 to December 2004. The Company had repaid all of the amounts owed under the loan at October 2003. The interest rate on the loans was 5.79% in 2002 and 2003.

     The loan obtained in 2003 by ASE Test Finance which specified for use in the redemption of its convertible bonds issued in 1999 (Note 11) is repayable in semi-annual installments starting June 2005 to June 2008 and bears interest is 2.24%. The funds were drawn in June 2003 and shown as restricted bank deposit on consolidated balance sheets as of June 30, 2003. The Company, ASE Test and ASE Test, Inc. provided guarantees for ASE Test Finance's payment obligations under the facility. Under the guaranty, ASE Test is required to maintain certain financial ratios and the tangible net worth of ASE Test shall not be less than US$400 million at any time.

     The abovementioned bank loan contracts have variable interest rates and are subject to adjustments by banks or changes in prime rate. In addition, several of the loan agreements have default provisions, whereby a default under one debt agreement may also trigger cross-defaults under other debt agreements.

     As of December 31, 2003, unused long-term bank facilities approximated NT$3,622,149 (US$106,565).

     As of December 31, 2003, the maturities of long-term bonds payable, long-term bank loans and obligation under capital leases are as follows:

                                                               Amount
                                                       ------------------------
                                                           NT$           US$
                                                       ----------    ----------

     Within the following year                          5,656,001       166,402
     During the second year                             8,052,538       236,909
     During the third year                              6,220,416       183,007
     During the fourth year                             4,019,570       118,257
     During the fifth year and thereafter              12,547,537       369,154
                                                       ----------    ----------
                                                       36,496,062     1,073,729

     Long-term bonds payable, long-term bank loans and obligation under capital leases by currencies are detailed as follows:

                                                         December 31
                                               --------------   --------------
                                                    2002             2003
                                               --------------   --------------

     New Taiwan dollars                        NT$ 24,122,910   NT$ 18,322,350
     U.S. dollars                              US$    246,194   US$    519,805
     Japanese yen                              JPY  5,460,363   JPY  1,622,970
     European currency unit                    EUR      2,986   EUR         --


13.  PENSION PLANS

     The Company and its consolidated subsidiaries in the ROC have pension plans for their regular employees. Retirement benefits are based on the length of service and average salaries or wages of the last six months before retirement. ISE Labs has a defined contribution savings plan ("401k plan") for eligible employees. This plan permits employees to make contributions up to the maximum limits allowable under Internal Revenue Code Section 401k. ASE Test Malaysia also has a defined contribution plan. In addition, ASE Korea has a pension plan where eligible employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with ASE Korea, based on their length of service and rate of pay at the time of termination. The consolidated entities in the ROC make monthly contributions, at a specified percentage of salaries and wages, to pension funds which are in the name of, and are administered by, the employee pension plan committee of the respective entities and are deposited in the Central Trust of China (the "CTC"), a government agency. CTC may invest the assets of the plan assets in stocks, bonds and other securities. The changes in the retirement funds during the periods indicated are summarized as follows:

                                             Year Ended December 31
                                    -------------------------------------------
                                      2001        2002             2003
                                    --------    --------    -------------------
                                       NT$         NT$         NT$        US$
                                    --------    --------    --------    -------

     Balance, beginning of year      339,500     440,746     535,412     15,752
     Contributions                    89,615      83,996     113,077      3,327
     Payments                         (3,654)       (145)     (8,803)      (259)
     Interest income                  15,285      10,815       9,349        275
                                    --------    --------    --------    -------

     Balance, end of year            440,746     535,412     649,035     19,095
                                    ========    ========    ========    =======

     The plan assets deposited in the CTC allocations at December 31, 2003, by category, are as follows:

     Type of Investment                                            Allocation(%)
     ------------------                                            -------------

     Cash                                                                    45
     Government Loan                                                         12
     Equity                                                                  27
     Notes                                                                   15
     Bond                                                                     1
                                                                   ------------
                                                                            100
                                                                   ============

     Pension costs for these entities consist of:

                                                                 Year Ended December 31
                                                       --------------------------------------------
                                                         2001        2002             2003
                                                       --------    --------    --------------------
                                                          NT$         NT$         NT$         US$
                                                       --------    --------    --------    --------
     Service costs                                      114,393     191,707     238,560       7,019
     Interest                                            28,503      36,102      43,312       1,274
     Projected return on pension assets                 (21,611)    (23,003)    (19,413)       (571)
     Amortization of prior period service cost, gain
       or loss on plan assets, etc                        6,933       4,176      11,161         328
                                                       --------    --------    --------    --------
                                                        128,218     208,982     273,620       8,050
                                                       ========    ========    ========    ========

     Other pension information based on actuarial calculations of the plan during the periods indicated are as follows:

                                                                Year Ended December 31
                                                         --------------------------------------
                                                            2002                2003
                                                         ----------    ------------------------
                                                             NT$           NT$           US$
                                                         ----------    ----------    ----------
     a.   Benefit obligations

          Vested benefit obligation                          21,347        63,229         1,860
          Non-vested benefit obligation                     738,300       971,450        28,581
                                                         ----------    ----------    ----------
          Accumulated benefit obligation                    759,647     1,034,679        30,441
          Additional benefits based on future salaries      486,056       642,098        18,891
                                                         ----------    ----------    ----------
          Projected benefit obligation                    1,245,703     1,676,777        49,332
          Fair value of assets                             (507,098)     (619,260)      (18,219)
                                                         ----------    ----------    ----------
          Funded status                                     738,605     1,057,517        31,113
          Unrecognized net transition obligation           (104,105)      (96,979)       (2,853)
          Unrecognized prior service cost                        --       (15,247)         (449)
          Unrecognized net actuarial loss                  (210,955)     (368,778)      (10,850)
          Additional pension cost                                --        31,873           938
          Portion in other current liabilities               (6,874)      (21,100)         (621)
                                                         ----------    ----------    ----------
          Accrued pension cost                              416,671       587,286        17,278
                                                         ==========    ==========    ==========
     b.   Vested obligation                                  23,858        71,436         2,102
                                                         ==========    ============  ==========
     c.   Actuarial assumption

          Discount rate                                        3.50%        3.25%
          Increase in future salary level                      3.00%        3.00%
          Expected rate of return on plan assets               3.50%        3.25%

     d. The consolidated entities in the ROC expect to make contributions of $ 110,268 to pension funds in 2004.

     e.   Expected benefit payments:

          Year of Payments

          2004                                                           $4,705
          2005                                                            6,851
          2006                                                           14,829
          2007                                                           15,601
          2008                                                           33,176
          2009 to 2053                                                8,983,570

     Plan assets and obligations reflected herein were measured as of December 31, 2003.

     The Company has no other post-retirement or post-employment benefit plans.


14.  SHAREHOLDERS' EQUITY

     American Depositary Shares

     In July 1995, the Company issued 8,600,000 GDSs, representing 43,000,000 common shares. In September 2000, the Company issued 20,000,000 ADSs, representing 100,000,000 common shares. In connection with the ADS offering in 2000, the Company offered to exchange all outstanding GDSs for ADSs listed on the New York Stock Exchange.

     As of December 31, 2003, a portion of the outstanding ADSs were cancelled in exchange for approximately 340,440 thousand common shares of the Company, which represented 9.51% of the Company's total outstanding common shares (including treasury stock). As of December 31, 2003, the outstanding ADSs represented 2.50% of the Company's total outstanding common shares (including treasury stock).

     Capital Surplus

     Under the ROC Company Law, capital surplus from the paid-in capital in excess of par value can be used to offset a deficit. In addition, such capital surplus may be transferred to capital and is subject to a specified limit under relevant regulations.

     Capital surplus from long-term investments in shares of stock which are accounted for by the equity method may not be used for any purpose.

     Appropriation of Retained Earnings

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

     The appropriation of 2002 earnings, resolved by the Company's annual shareholders' meeting, was as follows:

                                                               Amount
                                                       -----------------------
                                                           NT$          US$
                                                       ----------   ----------

     Legal reserve                                         12,903          380
     Compensations to directors and supervisors             2,280           67
     Bonus to employees--cash                               8,000          235
     Stock dividends--NT$0.03 per share                    97,644        2,873
                                                       ----------   ----------
                                                          120,827        3,555
                                                       ==========   ==========

     The information related to appropriation of 2003 earnings may be accessed through the website of the Taiwan Stock Exchange.

     Dividend Policy

     In order to meet the needs of the Company's present and future capital expenditures, the Company's dividend distribution shall be primarily in the form of stock dividends. Cash dividends may also be distributed in certain circumstances. However, the percentage of cash dividends generally shall not exceed 20.0% in any dividend distribution, provided further that cash dividends shall not be paid if the dividend per share is less than NT$0.1.

     With respect to the percentage of cash dividends to be paid referred to in the preceding paragraph, the Company may decide the most suitable dividend distribution in accordance with its current operational status, and taking into consideration the budget plan for the following year. The board of directors shall propose a profit distribution plan, which shall be submitted to the shareholders' meeting for approval before implementation.

     Imputation Tax System

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

     As of December 31, 2003, the creditable taxes aggregated NT$89,586 (US$2,636). The actual percentage for the distribution of 2002 earnings and estimate percentage for the distribution of 2003 earnings were 20.35% and 4.40%.

     Treasury Stock

     Effective January 1, 2002, the Company reclassified the shares held by its subsidiaries with book value of NT$2,639,826, representing 164,441,857 shares, from long-term investment to treasury stock.

     In June 2003, the 163,789,144 of the above-mentioned shares were sold at NT$2,850,524 (US$83,864). The excess of NT$220,735 (US$6,494) over the book value of NT$2,629,789 (US$77,369) was recorded as capital surplus, while subsidiaries recorded the excess as investment income. As of December 31, 2003, the book value of treasury stock accounted for by the Company's shareholdings is NT$10,037 (US$295) (represents 717,984 shares) and the related market value is NT$21,278 (US$626). This transaction resulted in the increase in capital surplus of NT$220,735 (US$6,494), the decrease in treasury stock of NT$2,629,789 (US$77,369) and the increase in realized loss on long-term investment of NT$354,787 (US$10,438) as of December 31, 2003.

     Although these shares are treated as treasury stock in the financial statements, the shareholders are entitled to exercise their rights on these shares, except for participation in additional capital increases through cash payment.


15.  EMPLOYEE STOCK OPTION PLANS

     In order to attract, retain and incentivize employees, the Company adopted an employee stock option plan, which became effective on August 28, 2002. Under this plan, each option entitles the holder to purchase one common share of the Company at a price equal to the closing market price on the date of the option grant. Forty percent of the options originally granted vest upon the second anniversary of the grant date, and an additional 10% of the options originally granted vest every six months thereafter. Each option expires at the end of the 10th year following its issue date. A total of 159,968,000 options have been issued, 145,989,000 of which were issued at an exercise price of NT$18.90 (adjusted) per share and 13,979,000 of which were issued at an initial exercise price of NT$24.60. The exercise price was equal to the closing price of the Company's common shares listed on the Taiwan Stock Exchange on the date of grant.

     ASE Test has five stock option plans, the 1996 Executive Management Option Plan (the "1996 Plan"), and the 1997, 1998, 1999 and 2000 Option Plans. Stock options granted under these plans are exercisable for ASE Test ordinary shares based on a vesting schedule over five to ten years until the options expire. The Company applies U.S. GAAP to the accounting for stock options granted under these plans (See Note 26e).


16.  PERSONNEL EXPENDITURE, DEPRECIATION AND AMORTIZATION

                                          Year Ended December 31, 2002                Year Ended December 31, 2003
                                     ------------------------------------   -------------------------------------------------
                                      Cost of     Operating                   Cost of    Operating
                                      Revenues     Expense        Total      Revenues     Expense             Total
                                     ----------   ----------   ----------   ----------   ----------   -----------------------
                                         NT$          NT$          NT$          NT$          NT$          NT$          US$
                                     ----------   ----------   ----------   ----------   ----------   ----------   ----------
     Personnel
        Salary                        5,598,134    1,727,156    7,325,290    7,206,380    2,024,201    9,230,581      271,568
        Pension cost                    204,531       61,220      265,751      246,172       79,888      326,060        9,593
        Meal allowance                  196,162       30,750      226,912      228,783       36,951      265,734        7,818
        Welfare                          13,738        3,636       17,374       25,300        7,120       32,420          954
        Labor and health insurance      362,116      126,383      488,499      476,816      153,492      630,308       18,544
        Others                          329,096      204,684      533,780      371,245      246,578      617,823       18,176
                                     ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                      6,703,777    2,153,829    8,857,606    8,554,696    2,548,230   11,102,926      326,653
                                     ==========   ==========   ==========   ==========   ==========   ==========   ==========

     Depreciation                    11,366,882      474,449   11,841,331   11,516,968      693,942   12,210,910      359,250
     Amortization                       160,291      284,704      444,995      377,623      178,035      555,658       16,348

17.  INCOME TAX

     a.   Income tax benefit is summarized as follows:

                                                                   Year Ended December 31
                                                      ----------------------------------------------------
                                                         2001          2002                2003
                                                      ----------    ----------    ------------------------
                                                          NT$           NT$           NT$            US$
                                                      ----------    ----------    ----------    ----------
          Tax (benefit) based on pre-tax
            accounting income (loss) at statutory
            rate                                        (579,651)     (950,597)      604,102        17,773
          Add (less) tax effects of:
              Permanent differences
                Tax-exempt income
                   Tax holiday                           (26,413)      (52,126)     (481,214)      (14,158)
                   Gain from sales of securities         (31,711)      (16,798)      (10,357)         (305)
              Temporary differences
                Investment loss                          814,148       793,812       131,560         3,871
                Unfunded pension cost                      7,842        24,239        86,255         2,538
                Bond interest payable                   (189,164)     (163,289)       16,776           494
                Other                                    156,866       629,545      (184,453)       (5,427)
                                                      ----------    ----------    ----------    ----------
                                                         151,917       264,786       162,669         4,786
          Income taxes on undistributed earnings         335,065        54,598       170,281         5,009
          Credits for investments and research and
            development                                 (253,227)     (331,255)     (439,457)      (12,929)
          Net change in deferred income tax for the
            period                                      (449,933)   (1,130,358)   (1,190,500)      (35,025)
          Adjustment of prior year's income tax           17,018         1,905        18,859           555
                                                      ----------    ----------    ----------    ----------
                                                        (199,160)   (1,140,324)   (1,278,148)      (37,604)
                                                      ==========    ==========    ==========    ==========

     b. The above-mentioned taxes on pre-tax accounting income (loss) at the statutory rates for domestic and foreign entities are shown below:

                                                                    Year Ended December 31
                                                      ----------------------------------------------------
                                                         2001          2002                2003
                                                      ----------    ----------    ------------------------
                                                          NT$           NT$           NT$           US$
                                                      ----------    ----------    ----------    ----------
          Domestic entities in ROC (25% statutory
            rate)                                       (501,553)     (173,787)      750,348        22,078
          Foreign entities
              ASE Korea (30.8% statutory rate)                --            --        74,806         2,199
              ISE Labs (federal tax rate 35% and
                state tax rate 6%)                       (92,487)     (725,744)     (209,911)       (6,176)
              ASE Test Malaysia (30% statutory rate)      14,389       (51,066)      (11,141)         (328)
                                                      ----------    ----------    ----------    ----------
                                                        (579,651)     (950,597)      604,102        17,773
                                                      ==========    ==========    ==========    ==========

     c.   Deferred income tax assets and liabilities are summarized as follows:

                                                                               December 31
                                                                   ------------------------------------
                                                                      2002               2003
                                                                   ----------    ----------    --------
                                                                       NT$           NT$          US$
                                                                   ----------    ----------    --------
          Current deferred income tax assets
             Unused tax credits                                       966,689     1,054,370      31,020
             Provision for inventory obsolescence                      38,212        50,475       1,485
             Provision for doubtful accounts and sales allowance       23,305        33,754         993
             Unrealized foreign exchange loss                          49,351        65,118       1,916
             Other                                                     29,884        29,752         875
                                                                   ----------    ----------    --------
                                                                    1,107,441     1,233,469      36,289
             Valuation allowance                                      (23,000)       (8,968)       (264)
                                                                   ----------    ----------    --------

               Net current deferred income tax assets               1,084,441     1,224,501      36,025
                                                                   ==========    ==========    ========

          Non-current deferred income tax assets
             Unused tax credits                                     2,324,529     3,101,039      91,234
             Accrued pension costs                                    498,087       153,924       4,529
             Loss carryforward                                        455,589       483,538      14,226
             Investment income                                       (206,500)     (144,000)     (4,237)
             Others                                                  (125,072)      120,387       3,542
                                                                   ----------    ----------    --------
                                                                    2,946,633     3,714,888     109,294
             Valuation allowance                                   (1,765,860)   (1,484,659)    (43,679)
                                                                   ----------    ----------    --------

          Net non-current deferred income tax assets                1,180,773     2,230,229      65,615
                                                                   ==========    ==========    ========

          Non-current liabilities
             Goodwill amortization                                    (35,658)      (34,674)     (1,021)
                                                                   ==========    ==========    ========

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

          The U.S. Federal and California State net operating loss carryforward of ISE Labs as of December 31, 2003 approximated US$11.6 million and US$22.1 million with expiration period in 2023 and 2013, respectively.

          A portion of the Company's and ASE Test, Inc.'s income from the manufacturing, processing and testing of semiconductors is exempt from income tax for five years ending December 2005 and 2007. ASE Test Malaysia has been granted pioneer status by Ministry of International Trade and Industry in Malaysia for five from July 1, 1999 to June 30, 2004. The per share effect of this tax holiday is NT$0.01 in 2001, NT$0.02 in 2002 and NT$0.14 in 2003, respectively.

     d. As of December 31, 2003, unused tax credits of ROC subsidiaries which can be utilized to offset their future income tax are set forth below:

                                           December 31, 2003
                    ---------------------------------------------------------------------
                                    ASE        ASE         ASE
                       ASE       Chung-Li    Material   Test, Inc.         Total
          Year of   ---------   ---------   ---------   ---------   ---------------------
          Expiry        NT$          NT$        NT$         NT$         NT$         US$
          -------   ---------   ---------   ---------   ---------   ---------   ---------
          2004        296,870     122,824     230,676     308,056     958,426      28,198
          2005        624,305         640     151,399      98,020     874,364      25,724
          2006        523,654     106,391     200,806     233,824   1,064,675      31,323
          2007        794,500      72,717      76,227     314,500   1,257,944      37,009
                    ---------   ---------   ---------   ---------   ---------   ---------
                    2,239,329     302,572     659,108     954,400   4,155,409     122,254
                    =========   =========   =========   =========   =========   =========

          In the ROC, the tax credits may be utilized to reduce up to 50% of income tax payable each year. In the expiring year, any remainder of unused tax credits can be used entirely.

          Income tax returns of ASE and all its subsidiaries in Taiwan has been examined by the ROC tax authorities through 2000.


18.  EARNINGS PER SHARE

     Since the Company incurred a loss from continuing operations for the two years ended December 31, 2001 and 2002, and the Company's common share equivalents attributable to the employees' stock options had no dilutive effect in 2002, only the basic earnings (loss) per share and per ADS are presented.

     The Company's common share equivalents attributable to the employee's stock options had dilutive effect in 2003.

     The denominator is the weighted average number of outstanding shares of common stock of 3,537,048,918 shares in 2003, after giving effect to the ASE stock options.

     The denominator is the above-mentioned weighted average outstanding shares divided by five (one ADS represents five common shares). The numerator is the same as mentioned in the above EPS calculation.


19.  ASSETS PLEDGED OR MORTGAGED

     The assets pledged or mortgaged as first priority collateral are summarized as follows:

                                                          December 31
                                             --------------------------------------
                                                2002                2003
                                             ----------    ------------------------
                                                 NT$           NT$           US$
                                             ----------    ----------    ----------
     Buildings and improvements               2,762,585     3,293,451        96,895
     Machinery and equipment                  8,629,757     8,832,549       259,857
     Pledged time deposits                      428,743       167,426         4,926
     Guarantee deposit--time deposits           118,445       102,720         3,022
     Short-term investment                      260,120        90,000         2,648
     Cash equivalents--commercial paper         552,416            --            --
                                             ----------    ----------    ----------
                                             12,752,066    12,486,146       367,348
                                             ==========    ==========    ==========

20.  COMMITMENTS AND CONTINGENCIES
     AS OF DECEMBER 31, 2003

     a. The Company, ASE Test, Inc., and ASE Material lease the land on which their buildings are situated under various operating lease agreements with the government expiring on various dates through September 2009 to 2012. The agreements grant these entities option to renew the leases and reserve the right for the lessor to adjust the lease charges upon an increase in the assessed value of the land and to terminate the leases under certain conditions. In addition, the Company, ASE Test, Inc., ASE Material and ISE Labs also lease equipment under non-cancellable capital lease agreements. The net book value as of December 31, 2002 and 2003 of the equipment acquired under the capital obligations amounted to NT$506,637 and NT$559,615 (US$16,464), respectively. ASE Test, Inc., ASE Chung Li and ASE Test Malaysia lease machinery and equipment under non-cancelable operating lease. ISE Labs also leases office building and equipment under non-cancellable operating lease agreements expiring in December 2010. The rental expenses for the years ended December 31, 2001, 2002 and 2003 were $10,656, $9,936 and $10,427, respectively. The future minimum lease payments under the above-mentioned operating leases are as follows:

               Operating Leases                            NT$           US$
          ----------------------------                 ----------    ----------

          2004                                            998,410        29,374
          2005                                            964,743        28,383
          2006                                            760,860        22,385
          2007                                            223,795         6,584
          Thereafter                                      371,037        10,916
                                                       ----------    ----------
          Total minimum lease payments                  3,318,845        97,642
                                                       ==========    ==========

          The future minimum lease payments under the above-mentioned capital leases as of December 31, 2003 are as follows:

                                                           NT$          US$
                                                      ------------   ----------

          Within the following year                        182,201        5,360
          Within the second year                           107,165        3,153
          Within the third year                              1,043           31
          Within the fourth year                             1,009           30
          Within the fifth year                                688           20
                                                      ------------   ----------
          Total minimum lease payments                     292,106        8,594
          Less:  Imputed interest                           21,977          647
                                                      ------------   ----------
          Present value of future lease obligations        270,129        7,947
          Capital lease obligation, current                164,612        4,843
                                                      ------------   ----------

          Capital lease obligation, long-term              105,517        3,104
                                                      ============   ==========

     b. The Company, ASE Test, Inc., ISE, ASE Test Malaysia, ASE Korea and ASE Chung Li engage outside sales agencies. Commissions and service fees were paid based on monthly incurred service-related costs and expenses plus certain percentage (there is limited amounts prescribed for costs and expenses incurred) or based on certain percentage of net export sales. Commissions and service fees paid in 2001, 2002 and 2003 were approximately NT$729,300, NT$734,322 and NT$973,031
          (US$28,627), respectively.

     c. As of December 31, 2003, commitments to purchase machinery and equipment were approximately NT$8,231,000 (US$242,159).

     d. As of December 31, 2003, commitments for construction of buildings were approximately NT$625,000 (US$18,387).

     e. As of December 31, 2003, unused letters of credit were approximately NT$1,692,000 (US$49,779).

     f. The Company entered into technology license agreements with foreign companies which will expire on various dates through 2010 for the licensing of technology used in the packaging of certain products. Pursuant to such agreements, the Company shall pay royalties at a specified percentage of sales quantities. Such royalties in 2001, 2002 and 2003 were approximately NT$151,249, NT$176,711 and NT$200,132 (US$5,888), respectively. As of December 31, 2003, the Company had an accumulated total payments of US$6,150.

     g. On October 28, 2003, the Company entered into a merger agreement with ASE Chung Li and ASE Material, pursuant to which ASE Chung Li and ASE Material will be merged with and into the Company with as the surviving corporation. Upon the completion of the merger, all of the assets and liabilities of ASE Chung Li and ASE Material will be owned and assumed by the Company, and the operations of ASE Chung Li and ASE Material will be integrated with the operations of the Company. The merger is to be consummated by means of a share exchange pursuant to which the respective shareholders (other than the Company) of ASE Chung Li and ASE Material will receive common shares of the Company in exchange for the common shares of each of ASE Chung Li and ASE Material. The Company expected to issue 282,315,437 common shares, or approximately 7.9% of outstanding shares as of October 28, 2003, in connection with the merger.

          The merger agreement has been approved by the board of directors of each the Company, ASE Chung Li and ASE Material and by the shareholders of ASE Chung Li and ASE Material. Assuming receipt of all necessary approvals and consents, the Company expects that the merger will be completed by July 1, 2004.

     h. As of December 31, 2003, the Company has endorsed and guaranteed the promissory notes of its subsidiaries and its as follows:

                                                            NT$          US$
                                                        ----------   ----------

          ASE Test Finance Ltd.                          5,095,500      149,912
          ASE Material                                   2,440,860       71,811
          ASE investment (Labuan)                        2,038,200       59,965
          HCDC                                             960,000       28,243
          ASE Holding Electronics
            (Philippines), Incorporated                    764,325       22,487
          Omniquest Industrial Ltd.                        339,700        9,994
          ASE Chung Li                                     475,580       13,992
                                                        ----------   ----------
                                                        12,114,165      356,404
                                                        ==========   ==========


21.  SUBSEQUENT EVENTS

     On February 3, 2004, the Company and J&R entered into a Shares Purchase Agreement with NEC Electronics Corporation and NEC Yamagata, Ltd. NEC Yamagata Ltd. will establish a new company and transfer all of its operating assets of its semiconductor business this new company, and then, J&R will purchase a 100% equity interest of this new company. In addition, the Company is in the process of negotiating a contract with NEC Electronics Corporation for the provision of packaging and testing services, to be provided by this new company.

22.  DERIVATIVE FINANCIAL INSTRUMENTS

     Information on derivative transactions is as follows:

     a.   Foreign currency option contracts

          Because the Company, ASE Test, Inc. and ASE Material expect to receive U.S. dollars from export sales and to pay Japanese yen or NT dollars to settle payables or long-term or short-term borrowings, these companies occasionally enter into foreign currency option contracts to manage their exposure to exchange rate fluctuations.

          The outstanding contracts as of December 31, 2003 are shown in
          Schedule I:

          The loss arising from such outstanding contracts based on mark-to-market valuation as of December 31, 2003 was approximately NT$7,162 (US$211).

     b.   Forward exchange contracts

          The Company entered into forward contracts to manage its exposure to foreign exchange rate fluctuations associated with its long-term debt and payables. As of December 31, 2003, there were no outstanding contracts. The gain or loss arising from such contracts for the year ended December 31, 2002 and 2003 was immaterial.

     c.   Cross currency swap contract

          In October 2003, the Company entered into two cross currency swap contracts with a foreign bank to manage its exposure to interest rates and the effect of exchange rate fluctuations associated with its long-term bonds payable. These contracts will expire in April 2007 and September 2008, respectively. The term of these contracts, provide for a semi-annual exchange of interest payments, by two arranged interest rates, arising from an underlying nominal amount of US$200,000.

          The Company has net interest income of NT$11,056 (US$325) from these contracts in 2003, and which was offset against the bonds interest.

          The loss arising from such contracts was approximately NT$68,110 (US$2,004) based on prevailing exchange rate at December 31, 2003.

     d.   Interest rate swap

          In June 2002, the Company entered into two interest rate swap contracts with a foreign bank to manage exposures to interest rate fluctuations. These contracts would have expired in December 2004. In September 30, 2002, the Company settled these contracts and recorded net interest income of NT$107,910.

     e.   Transaction risk

          1)   Credit risk

               The Company is exposed to credit risk in the event of non-performance of the counter parties to forward contracts on maturity. In order to manage this risk, the Company transacts only with financial institutions with good credit ratings. As a result, no material losses resulting from counter party defaults are anticipated.

          2)   Market risk

               Market risk is the exposure created by potential exposures to changes of foreign exchange rate related to its foreign-currency denominated assets and/or liabilities and changes on interest rates related to its obligations.

          3)   Liquidity risk and cash flow risk

               The Company entered into European option contracts and forward exchange contracts to manage its exposure to the effect of exchange rate fluctuations on net assets or net liabilities. As the Company has sufficient operating capital to meet cash requirements upon the maturity of these contracts, the Company believes there are no significant liquidity or cash flow risks.


23.  NON-DERIVATIVE AND DERIVATIVE
     FINANCIAL INSTRUMENTS

                                                                                     December 31
                                                       ---------------------------------------------------------------------------
                                                                 2002                                  2003
                                                       -----------------------   -------------------------------------------------
                                                        Carrying       Fair       Carrying       Fair       Carrying       Fair
                                                         Values       Values       Values       Values       Values       Values
                                                       ----------   ----------   ----------   ----------   ----------   ----------
                                                           NT$         NT$           NT$          NT$          US$          US$
                                                       ----------   ----------   ----------   ----------   ----------   ----------
     Non-derivative financial instruments

     Assets
          Cash and cash equivalents                     9,829,508    9,829,508    8,562,425    8,562,425      251,910      251,910
          Short-term investments                        2,590,436    2,592,482    3,017,779    3,023,055       88,784       88,940
           Notes receivable                               112,667      112,667      111,596      111,596        3,283        3,283
          Accounts receivable                           8,885,879    8,885,879   12,798,135   12,798,135      376,526      376,526
          Long-term investments                         6,566,734    4,297,778    6,339,655    4,736,368      186,515      139,346
          Pledged time deposit                            428,743      428,743      167,426      167,426        4,926        4,926
          Guarantee deposit                               170,064      170,064      359,908      359,908       10,589       10,589
     Liabilities
          Short-term borrowings                         3,903,994    3,903,994    5,048,230    5,048,230      148,521      148,521
          C/P and B/A payable                           2,384,577    2,384,577    1,075,965    1,075,965       31,655       31,655
          Notes and Accounts payable                    4,047,171    4,047,171    6,488,989    6,488,989      190,909      190,909
          Accrued expense                               1,839,423    1,839,423    1,839,276    1,839,276       54,112       54,112
          Payables for properties                       4,494,828    4,494,828    4,392,340    4,392,340      129,225      129,225
          Long-term bonds payable                       5,179,793    4,646,184    6,861,232    7,511,616      201,860      220,995
          Long-term bank loan
          (included current portion)                   28,744,612   28,744,612   29,364,701   29,764,701      863,922      863,922

          Capital lease obligation
          (included current portion)                      467,374      467,374      270,129      270,129        7,947        7,947
          Long-term payable for investments
          (included current portion)                    3,327,118    3,327,118    2,309,960    2,309,960       67,960       67,960

     Derivative financial instruments

          Forward exchange contracts                       (5,781)      (5,781)          --           --           --           --
          European options                                 39,141       39,141       (7,162)      (7,162)        (211)        (211)
          Cross currency swap contract                         --           --      (68,110)     (68,110)      (2,004)      (2,004)

     The carrying values of cash and cash equivalents, notes receivable, accounts receivable, short-term borrowings, commercial paper and bank acceptance payables, notes and accounts payable approximate fair values because of the short maturity of these instruments. The fair values of short-term and long-term investments are determined based on market values or net equity values. The recorded or book value of pledged time deposit and guarantee deposits represents their fair value. The fair values of long-term bonds capital lease obligation and payables for investments are determined based on the market value or the estimated present value of future cash flows using the interest rates of similar debt instruments which the Company is able to obtain as the discount rate. Fair value of long-term bank loan is carrying value because floating interest rates are applied. The derivative financial instruments are recorded at their fair market values.

24.  SEGMENT AND GEOGRAPHICAL INFORMATION

     a.   Geographical sales information

          1)   Net revenue:

                                                               Year Ended December 31
                                 ----------------------------------------------------------------------------------------
                                           2001                     2002                             2003
                                 -----------------------   -----------------------   ------------------------------------
                                                % of                       % of                                  % of
                                                Total                      Total                                 Total
                                     NT$       Revenues        NT$       Revenues        NT$          US$       Revenues
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
          America                24,930,813           65   26,922,752           59   34,480,470    1,014,430           60
          Taiwan                 10,222,723           27   11,342,210           25   15,498,114      455,961           27
          Europe                  1,508,919            4    2,766,981            6    4,741,725      139,503            8
          Asia and other areas    1,705,371            4    4,554,895           10    2,591,461       76,242            5
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                 38,367,826          100   45,586,838          100   57,311,770    1,686,136          100
                                 ==========   ==========   ==========   ==========   ==========   ==========   ==========

          2)   Long-lived assets:

                                                   December 31
                         --------------------------------------------------------------
                                  2002                            2003
                         -----------------------   ------------------------------------
                                      % of Total                             % of Total
                                      Long-lived                             Long-lived
                             NT$        Assets         NT$          US$        Assets
                         ----------   ----------   ----------   ----------   ----------
               Taiwan    47,958,294           76   52,020,556    1,530,466           77
               Asia      13,288,531           21   14,442,830      424,914           22
               America    1,842,045            3      876,561       25,789            1
                         ----------   ----------   ----------   ----------   ----------
                         63,088,870          100   67,339,947    1,981,169          100
                         ==========   ==========   ==========   ==========   ==========

     b.   Major customers

          Customers that account for 10% or more of total revenues are shown below:

                                                        Year Ended December 31
                            ----------------------------------------------------------------------------
                                     2001                  2002                        2003
                            --------------------   --------------------   ------------------------------
                                          % of                   % of                            % of
                                          Total                  Total                           Total
                               NT$      Revenues      NT$      Revenues      NT$        US$     Revenues
                            ---------   --------   ---------   --------   ---------   -------   --------
               Customer A   7,164,415         19   7,703,767         17   5,815,933   169,614         10
               Customer B   4,413,854         12   3,837,476          8   4,405,356   129,578          8

     c.   Reported segment information

          The Company has three reportable segments: Packaging, Testing and Investing. The Company packages bare semiconductors into finished semiconductors with enhanced electrical and thermal characteristics; provides testing services, including front-end engineering testing, wafer probing and final testing services; and engages in investing activities. The accounting policies of the segments are the same as those described in Note 2. Segment information for the years ended December 31, 2001, 2002 and 2003 is as follows:

                                              Packaging         Testing          Investing        All other          Total
                                            --------------   --------------     ------------   --------------    --------------
          2001

          Revenue from external customer    NT$ 28,928,185   NT$  9,637,615     NT$       --   NT$  2,684,736    NT$ 41,250,536
          Inter-segment revenues                   (30,000)        (178,340)              --       (2,674,370)       (2,882,710)
          Interest revenue                         283,733           36,138          172,866           10,866           503,603
          Interest expense                       1,260,786          310,571          565,071          106,451         2,242,879
          Net interest expense                    (977,053)        (274,433)        (392,205)         (95,585)       (1,739,276)
          Depreciation and amortization          5,186,067        5,466,435           24,489          450,294        11,127,285
          Segment profit(loss)                  (2,786,577)      (1,195,344)         800,266          196,156        (2,985,499)
          Segment asset                         51,397,373       32,968,822       11,508,993       10,451,144       106,326,332
          Expenditures for  segment assets       5,879,357        4,415,168               --        1,271,164        11,565,689

          2002

          Revenue from external customer    NT$ 35,814,644   NT$ 10,060,635     NT$       --    NT$ 3,299,756    NT$ 49,175,035
          Inter-segment revenues                   (14,291)        (276,628)              --       (3,297,278)       (3,588,197)
          Interest revenue                         277,096           12,619           90,127           12,751           392,593
          Interest expense                       1,109,241          183,967          639,896           38,124         1,971,227
          Net interest expense                    (832,145)        (171,348)        (549,769)         (25,373)       (1,578,634)
          Depreciation and amortization          5,743,420        5,679,224              738          862,944        12,286,326
          Segment profit(loss)                   1,304,013       (2,797,405)        (654,314)        (561,999)       (2,709,705)
          Segment asset                         53,667,786       31,338,672        8,099,495       11,799,063       104,905,016
          Expenditures for segment assets        9,054,519        4,393,023               --        2,302,265        15,749,807

          2003

          Revenue from external customer    NT$ 45,117,444   NT$ 12,245,645     NT$       --   NT$  5,225,067    NT$ 62,588,156
          Inter-segment revenues                   (90,576)        (103,249)              --       (5,082,561)       (5,276,386)
          Interest revenue                          53,678            7,593           47,621            5,735           114,627
          Interest expense                         734,312          147,975          429,750          107,315         1,419,352
          Net interest revenue (expense)          (680,634)        (140,382)        (382,129)        (101,580)       (1,304,725)
          Depreciation and amortization          6,527,475        5,251,832            1,890          985,371        12,766,568
          Segment profit (loss)                  2,692,936          124,234         (706,384)        (623,056)        1,487,730
          Segment asset                         61,923,742       33,343,057        6,578,117       12,479,327       114,324,243
          Expenditures for segment assets        9,084,929        6,027,521               --        2,121,874        17,234,324

          2003

          Revenue from external customer     US$ 1,327,374   US$    360,272     US$       --   US$    153,724     US$ 1,841,370
          Inter-segment revenues                    (2,665)          (3,038)              --         (149,531)         (155,234)
          Interest revenue                           1,579              223            1,401              169             3,372
          Interest expense                          21,604            4,354           12,643            3,157            41,758
          Net interest revenue (expense)           (20,025)          (4,131)         (11,242)          (2,988)          (38,386)
          Depreciation and amortization            192,041          154,511               56           28,990           375,598
          Segment profit (loss)                     79,227            3,655          (20,782)         (18,330)           43,770
          Segment asset                          1,821,822          980,967          193,531          367,147         3,363,467
          Expenditures for segment assets          267,283          177,332               --           62,426           507,041


25. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE CORPORATION AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES

     The Company's consolidated financial statements have been prepared in accordance with ROC GAAP, which differ in the following respects from U.S.
     GAAP:

     a.   Pension benefits

          The Company adopted U.S. Statement of Financial Accounting Standards ("U.S. SFAS") No. 87, "Accounting for Pensions", on January 1, 1987. A portion of the unrecognized net transition obligation at the adoption date is to be allocated directly to equity. ROC SFAS No. 18, which is substantially similar in many aspects to U.S. SFAS No. 87, was effective in 1996 for listed companies in Taiwan. Therefore, pension expense due to different adoption dates is adjusted.

     b.   Short-term investments

          Under ROC GAAP, marketable equity securities are carried at the lower of aggregate cost or market, and debt securities are carried at cost, with only unrealized losses recognized. Under U.S. SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", debt and equity securities that have readily determinable fair values are to be classified as either trading, available-for-sale or held-to-maturity securities. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity.

          All of the Company's short-term investments are classified as trading securities under U.S. GAAP, with gains and losses recognized currently in income. The unrealized gain included in earnings under U.S. GAAP for the three years ended December 31, 2001, 2002 and 2003 were as follows:

                                              Year Ended December 31,
                                   ------------------------------------------
                                     2001       2002            2003
                                   --------   --------    -------------------
                                      NT$        NT$         NT$        US$
                                   --------   --------    --------   --------

          Unrealized gain (loss)      5,952    (38,844)      3,151         93
                                   --------   --------    --------   --------

          All of the Company's short-term investments in mutual funds, stocks, commercial papers and convertible bonds are held principally for the purpose of selling them in the near term.

     c.   Bonuses to employees, directors and supervisors

          According to ROC regulations and the Articles of Incorporation of the Company, a portion of distributable earnings should be set aside as bonuses to employees, directors and supervisors. Bonuses to directors and supervisors are always paid in cash. However, bonuses to employees may be granted in cash or stock or both. All of these appropriations, including stock bonuses which are valued at par value of NT$10, are charged against retained earnings under ROC GAAP after such appropriations are formally approved by the shareholders in the following year. Under U.S. GAAP, such bonuses are charged against income currently in the year earned. Shares issued as part of these bonuses are recorded at fair market value. Since the amount and form of such bonuses are not usually determinable until the shareholders' board of directors meeting in the subsequent year, the total amount of the aforementioned bonuses is initially accrued based on the management's estimate regarding the amount to be paid based on the Company's Articles of Incorporation. Any difference between the initially accrued amount and the fair market value of the bonuses upon the issuance of shares is recognized in the year of approval by the shareholder.

          Aside from the aforementioned bonus plan, the Company granted a special stock bonus to employees amounting to NT$1,536,396 in 1997 and NT$2,506,617 in 2000. Employees who received the special stock bonus are required to continue working for the Company for an additional three years. Accordingly, the amount of special stock bonuses is being allocated over three years as additional compensation expense in the consolidated statement of income under U.S. GAAP.

     d.   Treasury stock

          The common shares of the Company that are held by consolidated subsidiaries are, under U.S. GAAP, reflected as treasury stock in the consolidated balance sheet. Also, under U.S. GAAP, the minority interest reflected in the statements of income is adjusted to reflect the equity of the minority shareholders on the subsidiary's equity in the net income of the Company. The mutual or reciprocal holdings had no material effect on the minority interest reported in the consolidated statements of income. In addition, under U.S. GAAP, the denominator used in calculating EPS is reduced by the number of the Company's common shares held by the subsidiary as of the date the subsidiary acquired the shares. The adjustment to the denominator is 164,441,865 shares in 2001. The capital gain (loss) from sales of treasury stock is deducted from or added to the consolidated balance of capital surplus.

          Beginning January 1, 2002, the Company adopted ROC SFAS No. 30, "Accounting for Treasury Stock", which requires shares of parent stock held by subsidiaries to be recorded as treasury stock. The effect is similar to U.S. GAAP except the reduction of the minority share of treasury stock is required under ROC GAAP. Prior to 2002, common shares of the Company held by subsidiaries were presented as a long-term investment in the consolidated balance sheets with the gain or loss on the sale of the treasury stock reflected in the consolidated statements of income.

          Prospectively, any unrealized losses that have accumulated prior to the effective date of the new standard will be recorded to the income statement when the corresponding shares are sold under ROC GAAP.

     e.   Depreciation of buildings

          Under ROC GAAP, the estimated life of a building can be up to 55 years based on ROC practices. For U.S. GAAP purposes, the useful lives of buildings are estimated to be 25 years.

     f. Excess of book value on transfer of buildings between consolidated subsidiaries

          ASE Test, Inc., a consolidated subsidiary, purchased buildings and facilities from another consolidated subsidiary, ASE Technologies, in 1997. The purchase price from ASE Technologies was based on market value. Such additional payment for the excess of book value of NT$17,667 was capitalized by ASE Test, Inc. as allowed under ROC GAAP. Under U.S. GAAP, transfers of assets between entities under common control are accounted for using their historic cost.

     g.   Gain on sales of subsidiary's stock

          The carrying value of stock investments in ASE Test by J&R Holding under ROC GAAP is different from that under U.S. GAAP mainly due to the differences in accounting for bonuses to employees, directors and supervisors.

     h.   Effects of U.S. GAAP adjustments on equity-method investments

          The carrying values of equity-method investments and the investment income (loss) accounted for by the equity method in HCDC, HCKC, USI and Inprocomm are reflected in the consolidated financial statements under ROC GAAP. The financial statements of these equity investees prepared under ROC GAAP are different from the financial statements of such equity investees prepared under U.S. GAAP mainly due to the differences in accounting for bonuses to employees, directors and supervisors and depreciation of buildings. Therefore, the investment income (loss) has been adjusted to reflect the differences between ROC GAAP and U.S. GAAP in the investees' financial statements.

     i.   Impairment of long-lived assets

          Under U.S. GAAP, in accordance with U.S. SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed by comparing undiscounted net cash flows of the assets against the net book value of the assets. If the recoverability test indicates that an impairment has occurred, the impairment loss is the amount of the asset's net book value in excess of the related fair value. As there are no requirements related to the evaluation of recoverability of impairment of long-lived assets under ROC GAAP, the Company has selected the same accounting for impairment of long-lived assets as U.S.

          SFAS No. 144 for both ROC GAAP and U.S. GAAP reporting.

     j.   Stock dividends

          Under ROC GAAP, stock dividends are recorded at par with a charge to retained earnings. Under U.S. GAAP, if the ratio of distribution is less than 25 percent of the same class of shares outstanding, the fair value of the shares issued should be charged to retained earnings. The difference for 2001 and 2003 stock dividends would be treated as an additional reduction to retained earnings and increase to capital surplus amounting to NT$3,181 million and NT$143 million (US$4 million), respectively.

     k.   Stock option compensation

          For U.S. GAAP reporting, the Company has elected to follow Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", which measures compensation expense based on the difference, if any, between the market price of the underlying common shares and the exercise price of the stock option on the date of the grant. The Company is required under U.S. SFAS No. 123, "Accounting for Stock-based Compensation", to disclose the pro forma information regarding option grants to its employees computed as if the fair value method had been applied.

          In May 2001, ASE Test's directors exercised their stock options for 2,480,000 shares at US$3.50 per share under the 1996 option plan. The Company decided, based on resolution of its Board of Directors, to purchase these shares from the directors at the prevailing market price of US$14.27 per share on the same day the options were exercised. Under ROC GAAP, such a share purchase is accounted for as additional investments of ASE Test's shares by the Company. However, under U.S. GAAP, the purchase of shares from employees within six months after exercise of a vested option creates a compensation expense equal to the difference between the market price of the share on the date of exercise and the market price on the date the options were granted. Consequently, compensation expense of NT$908,661 was recorded by ASE Test.

     l.   Derivative financial instruments

          There are no specific accounting standards under ROC GAAP which address measurement for derivative instruments, except for foreign currency forward contracts. Under ROC GAAP, foreign-currency forward contracts are accounted for in a manner similar to that required under U.S. SFAS No. 52. Under U.S. GAAP, accounting for derivative instruments is covered under U.S. SFAS No. 133, as amended by U.S. SFAS No. 138, which requires that all entities recognize derivative instruments as assets and liabilities in the statement of financial position at fair value. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge. Under U.S. GAAP, the Company does not apply hedge accounting, and derivatives have historically been, and continue to be, recorded on the consolidated balance sheet at fair value, with the changes in fair values recorded through current period earnings.

     m.   Goodwill

          Under ROC GAAP, the Company amortizes goodwill arising from acquisitions over five to 20 years. Under U.S. GAAP, the Company adopted the provisions of U.S. SFAS No. 142 on January 1, 2002. U.S. SFAS No. 142 requires the Company to review for possible impairment of goodwill existing at the date of adoption and perform subsequent impairment tests on at least an annual basis. In addition, existing goodwill and intangible assets must be reassessed and classified consistently in accordance with the criteria set forth in U.S. SFAS No. 141 and U.S. SFAS No. 142. As a result, the Company will no longer amortize goodwill. Definite lived intangible assets will continue to be amortized over their estimated useful lives. The Company completed its transitional impairment test on January 1, 2002 and found no impairment. The Company performed its annual impairment test during the fourth quarter and determined the goodwill related to the acquisition of ASE Test was impaired and recorded a charge of NT$2,213,045. Total amortization expenses of goodwill under ROC GAAP in 2001, 2002 and 2003 are NT$692,919, NT$815,573 and NT$819,253
          (US$24,103), respectively.

     n.   Undistributed earnings tax

          Undistributed earnings generated after 1997 are subject to a 10% tax in compliance with the Income Tax Law of the ROC. Under ROC GAAP, the 10% tax on undistributed earnings is recorded as an expense at the time shareholders resolve that the Company's earnings shall be retained. Under U.S. GAAP, the Company measured its income tax expense, including the tax effects of temporary differences, using the rate that includes the tax on undistributed earnings.

     o.   Impairment of long-term investments

          ROC GAAP and U.S. GAAP require an assessment of impairment of long-term investments whenever events or circumstances indicate a decline in value may be other than temporary. The criteria for determination are similar under ROC GAAP and U.S. GAAP; however, the methods to measure the amount of impairment may be based on different estimates of fair values depending on the circumstances. When impairment is determined to have occurred, U.S. GAAP requires the market price to be used, if available, to determine the fair value of the long-term investment and measure the amount of impairment at the reporting date. Under ROC GAAP, if the market price is deemed to be a result of an inactive market, another measure of fair value may be used. As such, the Company determined an other-than-temporary impairment occurred in one of its long-term investments in an equity-method investee at December 31, 2002. The amount recorded for ROC GAAP was based on the difference between the carrying value and the net-asset value of the investee with adjustments made to significant assets of the investee as determined using appraised values and other appropriate information. The amount recorded for U.S. GAAP was based on the market price of the stock of the investee at December 31, 2002. The difference resulted in an additional impairment charge for 2002 under U.S. GAAP of NT$883.6 million. No impairment charge was incurred under U.S. GAAP in 2003 as a result of the increase of the market price of the stock of investee companies.

     The following reconciles net income (loss) and shareholders' equity under ROC GAAP as reported in the consolidated financial statements to the approximate net income (loss) and shareholders' equity amounts as determined under U.S. GAAP, giving effect to adjustments for the differences listed above.

                                                                                     Year Ended December 31
                                                               --------------------------------------------------------------------
                                                                    2001              2002                      2003
                                                               --------------    --------------    --------------------------------
                                                                     NT$               NT$               NT$              US$
                                                               --------------    --------------    --------------    --------------
     Net income (loss)

     Net income (loss) based on ROC GAAP                           (2,142,219)          129,035         2,742,796            80,694
                                                               --------------    --------------    --------------    --------------
     Adjustments:
       a. Pension benefits                                              2,755             2,619             3,172                93
       b. Short-term investments                                        5,952           (38,844)            3,151                93
       c. Bonuses to employees, directors and supervisors:
             Accrued regular bonuses                                       --                --          (307,500)           (9,047)
             Special stock bonuses                                   (963,572)         (835,539)         (417,769)          (12,291)
       d. Loss from sale of treasury stock                                 --                --           354,787            10,438
       e. Depreciation of building                                    (48,803)          (99,981)         (101,242)           (2,979)
       f. Excess of book value of building transferred between
          consolidated subsidiaries                                       432               432               432                13
       g. Restate carrying value and related capital gain from
          sale of long-term investment                                 39,002                --                --                --
       h. Effects for U.S. GAAP adjustments on equity-method
          investees                                                   (33,785)          198,839           186,055             5,474
       k. Stock option compensation                                  (908,661)               --          (819,027)          (24,096)
       m. Goodwill
             Amortization                                                  --           815,573           819,253            24,103
             Impairment loss                                               --        (2,213,045)               --                --
       o. Impairment loss on equity-method investee                        --          (883,620)               --                --
       Effect of U.S. GAAP adjustment on income tax                     6,978            10,783            10,953               322
       Effect of U.S. GAAP adjustments on minority interest            (4,682)         (160,517)         (123,050)           (3,620)
                                                               --------------    --------------    --------------    --------------
     Net decrease in net income                                    (1,904,384)       (3,203,300)         (390,785)          (11,497)
                                                               --------------    --------------    --------------    --------------

                                                                                                          (Continued)

                                                                                     Year Ended December 31
                                                               --------------------------------------------------------------------
                                                                    2001              2002                      2003
                                                               --------------    --------------    --------------------------------
                                                                     NT$               NT$               NT$              US$
                                                               --------------    --------------    --------------    --------------
     Net income (loss) based on U.S. GAAP                          (4,046,603)       (3,074,265)        2,352,011            69,197
                                                               ==============    ==============    ==============    ==============

     Earnings (loss) per share
       Basic                                                            (1.32)            (0.99)             0.67              0.02
       Diluted                                                          (1.32)            (0.99)             0.66              0.02

     Earnings (loss) per ADS
       Basic                                                            (6.59)            (4.97)             3.36              0.10
       Diluted                                                          (6.59)            (4.97)             3.32              0.10

     Number of weighted average shares outstanding
       Basic                                                    3,071,234,458     3,090,678,225     3,504,700,089     3,504,700,089
       Diluted                                                  3,071,234,458     3,090,678,225     3,537,048,918     3,537,048,918

     Number of ADS
       Basic                                                      614,246,892       618,135,645       700,940,018       700,940,018
       Diluted                                                    614,246,892       618,135,645       707,409,784       707,409,784

     Shareholders' equity

     Shareholders` equity based on ROC GAAP                        41,946,321        39,430,666        45,122,602         1,327,526
                                                               --------------    --------------    --------------    --------------
     Adjustments:
        a. Pension benefits                                           (39,404)          (36,785)          (33,613)             (989)
        b. Restatement of short-term investments                       40,890             2,046             5,197               153
        c. Bonuses to employees, directors and supervisors                 --                --          (124,424)           (3,661)
        d. Treasury stocks
              Reversal of unrealized loss                             367,662           367,662            12,875               379
              Classification of treasury stock                     (3,017,964)         (378,138)          (23,351)             (687)
        e. Effect of U.S. GAAP adjustments on useful life            (176,226)         (276,207)         (377,449)          (11,105)
        f. Excess of book value of building transferred
           between related parties                                    (15,759)          (15,327)          (14,895)             (438)
        g. Restate carrying value of subsidiaries' long-term
           investment                                                  (8,619)           (8,619)           (8,619)             (254)
        h. Effects of the above adjustments on equity-method
           investments                                               (272,658)          (73,819)          112,236             3,302
        k. Stock option compensation                                 (908,661)         (908,661)         (908,661)          (26,733)
        m. Goodwill
              Amortization                                                 --           815,573         1,634,826            48,097
              Impairment loss                                              --        (2,213,045)       (2,213,045)          (65,109)
        o. Impairment loss on equity-method investments                    --          (883,620)         (883,620)          (25,996)
        Effect of U.S. GAAP adjustments on income tax                  28,701            39,484            50,437             1,484
        Effect on U.S. GAAP adjustments on minority interest           16,059          (144,458)         (267,508)           (7,870)
                                                               --------------    --------------    --------------    --------------
     Net decrease in shareholders` equity                          (3,985,979)       (3,713,914)       (3,039,614)          (89,427)
                                                               --------------    --------------    --------------    --------------

     Shareholders' equity based on U.S. GAAP                       37,960,342        35,716,752        42,082,988         1,238,099
                                                               ==============    ==============    ==============    ==============

     Changes in shareholders` equity based on U.S. GAAP:

     Balance, beginning of year                                    40,729,090        37,960,342        35,716,752         1,050,802
     Net income (loss) for the year                                (4,046,603)       (3,074,265)        2,352,011            69,197
     Adjustment for common shares issued as bonuses to
       employees, directors and supervisors                           963,572           835,539           590,565            17,375
     Adjustment for stock option compensation                              --                --           819,027            24,096
     Translation adjustment for subsidiaries                          749,128          (126,378)         (287,422)           (8,456)
     Adjustment from changes in ownership percentage of
        investees                                                    (320,785)          102,888            57,668             1,696
     Unrealized loss on long-term investment in shares of
        stock                                                         (15,508)           18,626                --                --
     Sale (purchase) of treasury stock                                (98,552)               --         2,850,524            83,864
     Unrecognized pension cost                                             --                --           (16,137)             (475)
                                                               --------------    --------------    --------------    --------------

     Balance, end of year                                          37,960,342        35,716,752        42,082,988         1,238,099
                                                               ==============    ==============    ==============    ==============

     A reconciliation of the significant balance sheet accounts to the approximate amounts as determined under U.S. GAAP is as follows:

                                                               December 31
                                                -----------------------------------------
                                                   2002                   2003
                                                -----------    --------------------------
                                                    NT$             NT$           US$
                                                -----------    -----------    -----------
     Short-term investments

     As reported                                  2,590,436      3,017,779         88,784
     U.S. GAAP adjustments
        Restatement of investments to fair
          value                                       2,046          5,197            153
                                                -----------    -----------    -----------
     As adjusted                                  2,592,482      3,022,976         88,937
                                                ===========    ===========    ===========

     Long-term investments

     As reported                                  6,566,734      6,342,795        186,608
     U.S. GAAP adjustments
        Equity investments                          (73,819)       112,236          3,302
        Impairment loss                            (883,620)      (883,620)       (25,996)
                                                -----------    -----------    -----------
     As adjusted                                  5,609,295      5,571,411        163,914
                                                ===========    ===========    ===========

     Buildings and improvement

     As reported                                 16,656,394     18,391,271        541,079
     U.S. GAAP adjustments
        Effect of U.S. GAAP adjustments on
          useful life                              (276,207)      (377,449)       (11,105)
        Excess of book value of building
          transferred between related parties       (15,327)       (14,895)          (438)
                                                -----------    -----------    -----------
     As adjusted                                 16,364,860     17,998,927        529,536
                                                ===========    ===========    ===========

     Other assets

     As reported                                  2,675,845      4,587,365        134,962
     U.S. GAAP
        Effect of U.S. GAAP adjustments on
          income tax                                 39,484         50,437          1,484
                                                -----------    -----------    -----------
     As adjusted                                  2,715,329      4,637,802        136,446
                                                ===========    ===========    ===========

     Consolidated debits

     As reported                                  5,541,808      4,596,234        135,223
     U.S. GAAP adjustments
        Restated carrying value of
          subsidiaries' long-term investment       (917,280)      (917,280)       (26,986)
        Goodwill amortization                       815,573      1,634,826         48,097
        Goodwill impairment loss                 (2,213,045)    (2,213,045)       (65,109)
                                                -----------    -----------    -----------
     As adjusted                                  3,227,056      3,100,735         91,225
                                                ===========    ===========    ===========

     Current liabilities

     As reported                                 24,389,976     27,662,045        813,829
     U.S. GAAP adjustments--bonuses to
       employees, directors and supervisors              --        124,424          3,661
                                                -----------    -----------    -----------
     As adjusted                                 24,389,976     27,786,469        817,490
                                                ===========    ===========    ===========

     Accrued pension cost

     As reported                                    416,671        587,286         17,278
     U.S. GAAP adjustments--pension benefits         36,785         33,613            989
                                                -----------    -----------    -----------
     As adjusted                                    453,456        620,899         18,267
                                                ===========    ===========    ===========

     As a result of the adjustments presented above, the approximate amounts of total assets based on U.S. GAAP are NT$101,382,821 and NT$111,720,650 (US$3,286,868) as of December 31, 2002 and 2003, respectively. Total liabilities based on U.S. GAAP were NT$55,432,806 and NT$59,282,103 (US$1,744,104) as of December 31, 2002 and 2003, respectively.


26.  ADDITIONAL DISCLOSURES
     REQUIRED BY U.S. GAAP

     a.   Recent accounting pronouncements

          In June 2001, the FASB issued U.S. SFAS No. 143, "Accounting for Asset Retirement Obligations". The statement requires, among other provisions, retirement obligations to be recognized when they are incurred and displayed as liabilities, with a corresponding amount capitalized as part of the related long-lived asset. The capitalized element is required to be expensed using a systematic and rational method over its useful life. The Company adopted U.S. SFAS No. 143 on January 1, 2003, which did not have a material impact on the Company's U.S. GAAP financial information.

          In June 2002, the FASB issued U.S. SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which requires companies costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Such costs covered by the statement include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operations, plant closing, or other exit or disposal activity. SFAS No. 146 replaces the previous accounting guidance provided by the Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002 and adoption of this statement did not have a material impact on the Company's financial position, results of operations or cash flows.

          In November 2002, the FASB issued Interpretation Number ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Other". This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN No. 45 are effective for interim and annual periods ending after December 15, 2002 and have been adopted in the financial statements. The initial recognition and initial measurement requirements of FIN No. 45 are effective prospectively for guarantees issued or modified after December 31, 2002. The adoption of the recognition and initial measurement requirements of FIN No. 45 did not have a material impact on the Company's financial position, cash flows or results of operations.

          In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements" and provides guidance on the identification of entities for which control is achieved through means other than voting rights ("variable interest entities" or "VIEs") and how to determine when and which business enterprise should consolidate the VIEs. This new model for consolidation applies to an entity in which either: (1) the equity investors (if any) lack one or more characteristics deemed essential to a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. FIN 46 was applicable for periods ending December 15, 2003. In December 2003 the FASB issued FIN 46R which defers the implementation date to the end of the first reporting period after March 15, 2004 unless the Company has a special purpose entity in which case the provisions must be applied for fiscal years ending December 31, 2003. The Company does not have a special purpose entity therefore they will adopt the provisions in December 2004.

          In November 2002, the FASB Emerging Issues Task Force ("EITF") reached a consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables," related to the timing of revenue recognition for arrangements in which goods or services or both are delivered separately in a bundled sales arrangement. The EITF requires that when the deliverables included in this type of arrangement meet certain criteria they should be accounted for separately as separate units of accounting. This may result in a difference in the timing of revenue recognition but will not result in a change in the total amount of revenue recognized in a bundled sales arrangement. The allocation of revenue to the separate deliverables is based on the relative fair value of each item. If the fair value is not available for the delivered items then the residual method must be used. This method requires that the amount allocated to the undelivered items in the arrangement is their full fair value. This would result in the discount, if any, being allocated to the delivered items. This consensus is effective prospectively for arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of this consensus did not have a material impact on the Company's financial position, cash flows or results of operations.

          In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." The Statement establishes standards for how an issuer classifies and measures certain financial instruments. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Statement requires that certain financial instruments that, under previous guidance, issuers could account for as equity be classified as liabilities (or assets in some circumstances) in statement of positions or consolidated balance sheets, as appropriate. The financial instruments within the scope of this Statement are: (i) mandatorily redeemable shares those that an issuer is obligated to buy back in exchange for cash or other assets; (ii) financial instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets; and (iii) financial instruments that embodies obligation that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer's shares (excluding certain financial instruments indexed partly to the issuer's equity shares and partly, but not predominantly, to something else). This Statement does not apply to features embedded in a financial instrument that is not a derivative in its entirety. The Statement also requires disclosures about alternative ways of settling the instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. The adoption of SFAS No. 150 did not have a material impact on the Company's financial position, cash flows or results of operations.

     b.   Pension

          Set forth below is pension information disclosed in accordance with U.S. FAS 132:

                                                                Year Ended December 31
                                                   ----------------------------------------------------
                                                      2001          2002                2003
                                                   ----------    ----------    ------------------------
                                                       NT$           NT$           NT$          US$
                                                   ----------    ----------    ----------    ----------
     Components of net periodic benefit cost
        Service cost                                  116,657       191,707       238,560         7,019
        Interest cost                                  28,968        36,102        43,312         1,274
        Expected return on plan assets                (21,630)      (23,003)      (19,413)         (571)
        Amortization of prior service cost              1,468         1,557         7,989           235
                                                   ----------    ----------    ----------    ----------

     Net periodic benefit cost                        125,463       206,363       270,448         7,957
                                                   ==========    ==========    ==========    ==========

     Changes in benefit obligation
        Benefit obligation at beginning of year       650,032       722,024     1,238,129        36,426
        Service cost                                  116,657       191,707       238,560         7,018
        Interest cost                                  28,968        36,102        43,312         1,274
        Plan amendments                                    --            --        15,247           449

                                                                                            (Continued)

                                                                             Year Ended December 31
                                                               ----------------------------------------------------
                                                                  2001          2002                 2003
                                                               ----------    ----------    ------------------------
                                                                   NT$           NT$           NT$          US$
                                                               ----------    ----------    ----------    ----------
        Actuarial (gain) loss                                     (69,978)      288,441       150,332         4,423
        Benefits paid                                              (3,655)         (145)       (8,803)         (259)
                                                               ----------    ----------    ----------    ----------
     Benefit obligation at end of year                            722,024     1,238,129     1,676,777        49,331
                                                               ==========    ==========    ==========    ==========
     Change in plan assets
        Fair value of plan assets at beginning of
          year                                                    311,737       412,036       507,098        14,919
        Actual return on plan assets                               13,324        10,157         7,890           232
        Employer contribution                                      90,468        85,050       113,173         3,330
        Benefits paid                                              (3,493)         (145)       (8,803)         (259)
                                                               ----------    ----------    ----------    ----------
                                                                  412,036       507,098       619,358        18,222
                                                               ----------    ----------    ----------    ----------
     Funded status                                                309,988       731,031     1,057,419        31,109
     Unrecognized actuarial gain (loss)                            26,947      (270,641)     (461,562)      (13,579)
     Additional pension cost                                           --            --        28,627           842
                                                               ----------    ----------    ----------    ----------
     Net amount recognized (recognized as
       accrued pension cost)                                      336,935       460,390       624,484        18,372
                                                               ==========    ==========    ==========    ==========

     Actuarial assumptions:

                                                                                                      2001 to 2003
                                                                                                      ------------

     Discount rate                                                                                    3.25% to 5.00%
     Rate of compensation increase                                                                    3.00% to 4.00%
     Expected return on plan assets                                                                   3.25% to 5.00%

     The Company has no other post-retirement or post-employment benefit plans.

     c.   Short-term investments

          At December 31, 2002 and 2003, certain investments carried at cost under ROC GAAP were restated under U.S. FAS 115:

                                                                          December 31
                              ------------------------------------------------------------------------------------------------------
                                            2002                                            2003
                              ---------------------------------   ------------------------------------------------------------------
                                                     Unrealized                          Unrealized                       Unrealized
                              Carrying      Fair       Holding    Carrying      Fair       Holding   Carrying     Fair      Holding
                                Value       Value       Gains       Value       Value       Gains      Value      Value      Gains
                              ---------   ---------   ---------   ---------   ---------   ---------   --------   --------   --------
                                 NT$         NT$         NT$         NT$         NT$         NT$         US$       US$         US$
                              ---------   ---------   ---------   ---------   ---------   ---------   --------   --------   --------
     Short-term investments   2,590,436   2,592,482       2,046   3,017,779   3,022,976       5,197     88,784     88,937        153

     d.   Income taxes benefit

##

                                                                   Year Ended December 31
                                                      ----------------------------------------------------
                                                         2001          2002                2003
                                                      ----------    ----------    ------------------------
                                                          NT$           NT$           NT$           US$
                                                      ----------    ----------    ----------    ----------
          Tax benefit                                   (101,310)      (66,469)     (276,788)       (8,143)
          Net change in deferred income tax
            assets (liabilities) for the period         (456,911)   (1,261,021)   (1,201,453)      (35,347)
          Income tax on undistributed earnings           335,065       174,478       170,281         5,009
          Adjustment of prior years' income taxes         17,018         1,905        18,859           555
                                                      ----------    ----------    ----------    ----------
                                                        (206,138)   (1,151,107)   (1,289,101)      (37,926)
                                                      ==========    ==========    ==========    ==========

          Reconciliation between the income tax calculated on pretax financial statement income based on the statutory tax rate and the income tax expense (benefit) which conforms to U.S. GAAP is as follows:

                                                                   Year Ended December 31
                                                      ----------------------------------------------------
                                                         2001          2002                2003
                                                      ----------    ----------    ------------------------
                                                          NT$           NT$           NT$           US$
                                                      ----------    ----------    ----------    ----------
          Tax (benefit) based on pre-tax accounting
            income (loss) at statutory rate             (830,326)   (1,064,135)      527,790        15,528
          Add (less) tax effects of:
             Permanent differences
                Tax-exempt income
                   Tax holiday                           (26,413)      (52,126)     (481,214)      (14,158)
                   Gain from sale of securities          (31,711)      (16,798)      (10,357)         (305)
                Bonus to employee and directors          240,893        52,221        96,519         2,840
                Other                                         --        65,259         7,691           226
          Tax credits
             Utilized                                   (253,227)     (331,255)     (439,457)      (12,929)
             Deferred                                    342,563       139,224    (1,179,213)      (34,692)

          Income taxes (10%) on undistributed
            earnings                                     335,065        54,598       170,281         5,009
          Adjustment of prior year's income tax           17,018         1,905        18,859           555
                                                      ----------    ----------    ----------    ----------

          Income tax expense (benefit)                  (206,138)   (1,151,107)   (1,289,101)      (37,926)
                                                      ==========    ==========    ==========    ==========

          The abovementioned taxes on pretax accounting income (loss) at the statutory rates for domestic and foreign entities are shown below:

                                                                   Year Ended December 31
                                                      ----------------------------------------------------
                                                         2001          2002                2003
                                                      ----------    ----------    ------------------------
                                                          NT$           NT$           NT$           US$
                                                      ----------    ----------    ----------    ----------

          Domestic entities in ROC (25% statutory
            rate)                                       (752,228)     (282,713)      674,036        19,831
          Foreign entities
            ASE Korea Inc. (30.8% statutory rate)             --            --        74,806         2,201
            ISE Labs, Inc. (33% statutory rate)          (92,487)     (725,744)     (209,911)       (6,176)
            ASE Test Malaysia (30% statutory rate)        14,389       (55,678)      (11,141)         (328)
                                                      ----------    ----------    ----------    ----------

                                                        (830,326)   (1,064,135)      527,790       (15,528)
                                                      ==========    ==========    ==========    ==========

          Deferred income tax assets and liabilities as of December 31, 2001, 2002 and 2003 are summarized as follows:

                                                                    December 31
                                                     -----------------------------------------
                                                        2002                  2003
                                                     -----------    --------------------------
                                                         NT$            NT$            US$
                                                     -----------    -----------    -----------
          Current deferred income tax assets
             Unused tax credits                          966,689      1,054,370         31,020
             Provision for inventory obsolescence         38,212         50,475          1,485
             Provision for doubtful accounts and
                sales allowance                           23,305         33,754            993
             Unrealized foreign exchange loss             49,351         65,118          1,916
             Other                                        29,884         29,752            875
                                                     -----------    -----------    -----------
                                                       1,107,441      1,233,469         36,289
             Valuation allowance                         (23,000)        (8,968)          (264)
                                                     -----------    -----------    -----------
                                                       1,084,441      1,224,501         36,025
                                                     ===========    ===========    ===========

          Non-current deferred income tax assets
            (liabilities)
             Unused tax credits                        2,324,529      3,101,039         91,234
             Accrued pension costs                       498,087        153,924          4,529
             Loss carryforward                           455,589        483,538         14,226
             Investment income                          (206,500)      (144,000)        (4,237)
             Others                                      (85,588)       170,824          5,026
                                                     -----------    -----------    -----------
                                                       2,986,117      3,765,325        110,778
          Valuation allowance                         (1,765,860)    (1,484,659)       (43,679)
                                                     -----------    -----------    -----------
                                                       1,220,257      2,280,666         67,099
                                                     ===========    ===========    ===========
          Non-current deferred income tax liabilities
             Goodwill amortization                       (35,658)       (34,674)        (1,021)
                                                     ===========    ===========    ===========


     e.   Employee stock option plans

          ASE Option Plan
          ---------------

          Information regarding the Company's employee stock option plan is as follows:

                                                                           Outstanding
                                                                          Option Rights
                                                                    --------------------------
                                                        Option                       Weighted
                                                        Rights       Number of       Average
                                                      Available       Option         Exercise
                                                     -----------    -----------    -----------
                                                   (In Thousands) (In Thousands)        NT$
          Option rights authorized                       160,000             --
          Options granted                               (159,968)       159,968          19.40
          Options cancelled                                  (32)            --
                                                     -----------    -----------

          Balance, December 31, 2003                          --        159,968
                                                     ===========    ===========

          ASE Test Option Plan
          --------------------

          ASE Test currently maintains five stock option plans, the 1996 Executive Management Option Plan (the "1996 Plan"), the 1997 Option Plan, the 1998 Option Plan, the 1999 Option Plan and the 2000 Option Plan. Up to 10,000,000 shares, 3,200,000 shares, 1,600,000 shares,
          2,000,000 shares and 12,000,000 shares have been reserved for issuance under the 1996, 1997, 1998, 1999 and 2000 Option Plans, respectively.

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

          Information regarding the option plans of ASE Test is presented below:

                                                                                     Weighted
                                                                      Weighted       Average
                                                      Number of   Average Exercise  Grant Date
                                                       Shares     Price Per Share  Fair Values
                                                     -----------    -----------    -----------
                                                                        (US$)          (US$)

          Beginning balance--January 1, 2001          11,486,149           9.82
          Option granted                              10,158,650           8.94           4.24
                                                                                   ===========
          Option exercised                            (5,221,508)          3.81
          Option forfeited                              (114,706)         17.11
                                                     -----------
          Ending balance--December 31, 2001           16,308,585          11.15
          Option granted                                 414,500           7.36          10.46
                                                                                   ===========
          Option exercised                            (2,420,591)          8.62
          Option forfeited                              (882,051)          9.88
          Option expired                                 (89,080)         13.84
                                                     -----------
          Ending balance--December 31, 2002           13,331,363          11.55
          Option granted                               2,000,000          12.95          12.95
                                                                                   ===========
          Option exercised                              (478,426)          8.99
          Option forfeited                              (568,860)         13.72
          Option expired                                (982,659)         11.08
                                                     -----------

          Ending balance--December 31, 2003           13,301,418          11.80
                                                     ===========    ===========

          Options exercisable at:
              December 31, 2001                        6,233,453          11.89
              December 31, 2002                        5,199,349          13.50
              December 31, 2003                        6,132,503          13.68

          Option outstanding at December 31, 2003 and the related weighted average exercise price and remaining contractual life information are as follows (in U.S. dollars):

                                                   Outstanding              Exercisable
                                             ----------------------    ---------------------    Weighted
                                                           Weighted                 Weighted     Average
                                                            Average                  Average    Remaining
                   ASE Test                    Shares        Price       Shares       Price    Life (Years)
                   --------                  ----------    --------    ----------    -------   -----------
                                                             (US$)                                 (US$)
          Options which exercise price of:
            US$20.00-US$25.00                 2,591,740       20.76     2,268,420      20.61          4.36
            US$11.00-US$16.50                 2,242,400       12.81        97,150      11.58          9.71
            US$6.10-US$9.15                   8,467,278        8.79     3,766,933       8.84          7.11
                                             ----------                ----------

          Options outstanding at
            December 31, 2003                13,301,418                 6,132,503
                                             ==========                ==========

          U.S. FAS 123, "Stock-Based Compensation" effective in 1996, establishes accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. Under U.S. FAS 123, the Company and ASE Test have elected to use the intrinsic value-based method and provide pro forma disclosures of net income and earnings per share as if the fair value accounting provisions of this statements had been adopted.

          ASE Test has computed for pro forma disclosure purposes the fair value of each option grant, as defined by U.S. SFAS No. 123, using the Black-Scholes option pricing model with the following assumptions:


                 ASE Test              2001          2002           2003
         ------------------------   ----------   -----------    ----------

          Risk free interest rate   3.62-4.66%    2.58-4.48%       3.38%
          Expected dividend yield       0%            0%            0%
          Expected lives            3.4 years     5.0 years      5.0years
          Volatility                  62.14%        62.14%        65.07%

          For purposes of pro forma disclosure, the estimated fair value of the options are amortized to expense over the option rights vesting periods. Had ASE Test recorded compensation costs based on the estimated grant date fair value, as defined by U.S. SFAS No. 123, the Company's net income (loss) under U.S. GAAP would have been reduced to the pro forma amounts below.

                                                                                   Ended December 31
                                                              ------------------------------------------------------------
                                                                  2001            2002                    2003
                                                              ------------    ------------     ---------------------------
                                                                   NT$             NT$              NT$             US$
                                                              ------------    ------------     ------------     ----------
          Net income (loss) based on U.S. GAAP                  (4,046,603)     (3,074,265)       2,352,011         69,197
          Stock--based compensation expense
            (net of related tax effects)                          (305,085)       (331,872)        (220,147)        (6,477)
                                                              ------------    ------------     ------------     ----------
          Pro forma net income (loss)                           (4,351,688)     (3,406,137)       2,131,864         62,720
                                                              ============    ============     ============     ==========
          Report EPS  --Basic                                        (1.32)          (0.99)            0.67           0.02
                                                                   =======         =======          =======        =======
                      --Diluted                                      (1.32)          (0.99)            0.66           0.02
                                                                   =======         =======          =======        =======
          Pro forma EPS   --Basic                                    (1.42)          (1.10)            0.61           0.02
                                                                   =======         =======          =======        =======
                          --Diluted                                  (1.42)          (1.10)            0.60           0.02
                                                                   =======         =======          =======        =======
          Reported EPS per ADS     --Basic                           (6.59)          (4.97)            3.36           0.10
                                                                   =======         =======          =======        =======
                                   --Diluted                         (6.59)          (4.97)            3.32           0.10
                                                                   =======         =======          =======        =======
          Pro forma EPS per ADS    --Basic                           (7.08)          (5.51)            3.04           0.09
                                                                   =======         =======          =======        =======
                                   --Diluted                         (7.08)          (5.51)            3.01           0.09
                                                                   =======         =======          =======        =======

          The pro forma amounts reflect compensation expense related to ASE TEST 1996, 1997, 1998, 1999 and 2000 option plans granted and vested only. In future years, the annual compensation expense may increase relative to the fair value of the options granted and vested in those future years.

     f. In accordance with U.S. FAS 130, the statement of comprehensive income (loss) for the years ended December 31, 2001, 2002 and 2003 are presented below:

                                                                        Year Ended December 31
                                                         ----------------------------------------------------
                                                                 2001            2002                 2003
                                                         ----------    ----------    ------------------------
                                                            NT$            NT$           NT$           US$
                                                         ----------    ----------    ----------    ----------
              Net income (loss) based on U.S. GAAP       (4,046,603)   (3,074,265)    2,352,011        69,197
              Translation adjustment on subsidiaries--
                net of income tax expense of
                NT$187,282 in 2001, and income tax
                benefit of NT$31,595 and NT$71,856 in
                2002 and 2003, respectively                 561,846       (94,783)     (215,566)       (6,342)
              Unrecognized pension cost                          --            --       (16,137)         (475)
                                                         ----------    ----------    ----------    ----------
              Comprehensive income (loss)                (3,484,757)   (3,169,048)    2,120,308        62,380
                                                         ==========    ==========    ==========    ==========

     g.   U.S. GAAP cash flow information

          The following represents the major caption of cash flow under U.S. GAAP pursuant to U.S. FAS 95:

                                                                            Year Ended December 31
                                                           --------------------------------------------------------
                                                               2001          2002                   2003
                                                           -----------    -----------    --------------------------
                                                               NT$             NT$           NT$            US$
                                                           -----------    -----------    -----------    -----------

          Cash flows
             Net cash provided by operating activities      10,595,115     11,313,800     13,295,953        391,173
             Net cash used in investing activities         (14,082,951)   (13,719,654)   (18,572,586)      (546,413)
             Net cash provided by financing activities         618,555        530,491      4,221,190        124,189
                                                           -----------    -----------    -----------    -----------
             Net decrease in cash                           (2,869,281)    (1,875,363)    (1,055,443)       (31,051)
             Cash, beginning of year                        14,166,495     11,770,729      9,829,508        289,188
             Effect of exchange rate changes in cash           473,515        (65,858)      (211,640)        (6,227)
                                                           -----------    -----------    -----------    -----------
                                                            11,770,729      9,829,508      8,562,425        251,910
                                                           ===========    ===========    ===========    ===========

          The significant reclassifications for U.S. GAAP cash flow statements pertain to the following:

          1) The effect of exchange rate changes on cash is shown in the reconciliation of the beginning balance and ending balance of cash (as opposed to operating activities under ROC GAAP).

          2) Compensation to directors and supervisors and bonuses to employees is shown in the operating activity under U.S. GAAP (as opposed to financing activities under ROC GAAP).

          3) Sales of treasury stock is shown in the financing activities under U.S. GAAP (as opposed to investing activities under ROC
               GAAP).

     h.   Goodwill

          As of January 1, 2002, the Company adopted U.S. SFAS No. 142, "Goodwill and Other Intangible Assets", which requires that goodwill no longer be amortized, and instead, be tested for impairment on a periodic basis. In conjunction with the implementation of U.S. SFAS No. 142, the Company completed a goodwill impairment review as of January 1, 2002 using a fair-value based approach in accordance with the provision of the standard and found no impairment.

          Based on acquisitions completed as of June 30, 2001, application of the goodwill non-amortization provisions resulted in a decrease in amortization of approximately NT$815.6 million for 2002. The Company completed its annual goodwill impairment test at December 31, 2002 and determined impairment of NT$2,213.0 million of the remaining goodwill associated with its acquisition of ASE Test. As of December 31, 2003, the Company had goodwill of NT$3,227.1 million (US$94.9 million), which was primarily in the reporting units of the testing operations.

          The following pro forma information reconciles the net income (loss) and earnings (loss) per share reported for 2000 and 2001 to adjusted net income (loss) and earnings (loss) per share, which reflect the adoption of U.S. SFAS No. 142 and compares the adjusted information to the current year results:

                                                                         Year Ended December 31
                                                      -----------------------------------------------------------
                                                          2001            2002                   2003
                                                      ------------    ------------    ---------------------------
                                                           NT$             NT$             NT$            US$
                                                      ------------    ------------    ------------   ------------
          Net income (loss) based on U.S. GAAP          (4,046,603)     (3,074,265)      2,352,011         69,197
          Goodwill amortization                            653,917              --              --             --
                                                      ------------    ------------    ------------   ------------
          Net income (loss), as adjusted                (3,392,686)     (3,074,265)      2,352,011         69,197
                                                      ============    ============    ============   ============
          Earnings (loss) per share
             Basic earnings (loss) per share, as
               reported                                      (1.32)          (0.99)           0.67           0.02
             Goodwill amortization                            0.21              --              --             --
                                                      ------------    ------------    ------------   ------------
             Basic earnings (loss) per share, as
               adjusted                                      (1.11)          (0.99)           0.67           0.02
                                                      ============    ============    ============   ============
             Diluted earnings (loss) per share, as
               reported                                      (1.32)          (0.99)           0.66           0.02
             Goodwill amortization                            0.21              --              --             --
                                                      ------------    ------------    ------------   ------------
             Diluted earnings (loss) per share, as
               adjusted                                      (1.11)          (0.99)           0.66           0.02
                                                      ============    ============    ============   ============
          Earnings (loss) per ADS
             Basic earnings (loss) per share, as
               reported                                      (6.59)          (4.97)           3.36           0.10
             Goodwill amortization                            1.06              --              --             --
                                                      ------------    ------------    ------------   ------------
             Basic earnings (loss) per share, as
               adjusted                                      (5.53)          (4.97)           3.36           0.10
                                                      ============    ============    ============   ============
             Diluted earnings (loss) per share, as
               reported                                      (6.59)          (4.97)           3.32           0.10
             Goodwill amortization                            1.06              --              --             --
                                                      ------------    ------------    ------------   ------------
             Diluted earnings (loss) per share, as
               adjusted                                      (5.53)          (4.97)           3.32           0.10
                                                      ============    ============    ============   ============

          Changes in the carrying amount of goodwill for the years ended December 31, 2002 and 2003, by reportable segment, are as follows:

                                                      Packaging       Testing             Total
                                                      ----------    ----------    ------------------------
                                                          NT$           NT$           NT$           US$
                                                      ----------    ----------    ----------    ----------
          Balance as of January 1, 2002                  509,613     3,814,080     4,323,693       127,205
          Goodwill acquired during the period             24,169     1,140,009     1,164,178        34,250
          Goodwill impairment                           (354,280)   (1,858,765)   (2,213,045)      (65,109)
          Translation adjustment                          (7,461)      (40,309)      (47,770)       (1,405)
                                                      ----------    ----------    ----------    ----------
          Balance as of December 31, 2002                172,041     3,055,015     3,227,056        94,941
          Translation adjustment                          (6,734)     (119,587)     (126,321)       (3,716)
                                                      ----------    ----------    ----------    ----------

          Balance as of December 31, 2003                 65,307     2,935,428     3,100,735        91,225
                                                      ==========    ==========    ==========    ==========

     i.   Earnings per share

          The following table represents the computation of basic and diluted earnings (loss) per share for each of the years ended at December 31:

                                                2001              2002                     2003
                                           --------------    --------------    -------------------------------
                                                 NT$               NT$               NT$             US$
                                           --------------    --------------    --------------   --------------
          Net income (loss)                    (4,046,603)       (3,074,265)        2,352,011           69,197
                                           ==============    ==============    ==============   ==============

          Weighted average shares
            outstanding
                   Basic                    3,071,234,458     3,090,678,225     3,504,700,089    3,504,700,089
                   Effect of dilution
                     securities                        --                --        32,348,829       32,348,829
                                           --------------    --------------    --------------   --------------
          Diluted                           3,071,234,458     3,090,678,225     3,537,048,918    3,537,048,918
                                           ==============    ==============    ==============   ==============

          Diluted earnings per share for the year ended December 31, 2003 are calculated as follows:

          The denominator is the weighted average number of outstanding shares of common share of 3,537,048,918 shares in 2003 with consideration of the adjustment of ASE stock options in 2003.

          The denominator of earnings (loss) per ADS is the above-mentioned weighted average outstanding shares divided by five (one ADS represents five common shares). The numerator is the same as mentioned in the above EPS calculation.

                                                                     Schedule I

                                        Amount
                 Contract            (in milions)     Strike Price           Maturity Date
          ----------------------     ------------     ------------       -----------------
          ASE
          ---
          Sell US$ Call/JPY Put       US$    3.0      US$1:JPY$111.6     January 14. 2004
          Buy US$ Put/JPY Call        US$    3.0      US$1:JPY$111.6     January 15. 2004
          Buy NT$ Call/US$ Put        US$   157.0     US$1:NTD$33.95     April 16. 2004
          Sell NT$ Call/US$ Put       US$   157.0     US$1:NTD$33.46     October 18. 2004
          Sell US$ Call/JPY Put       US$   10.0      Note 1             January 13. 2004
          Buy US$ Put/JPY Call        US$    5.0      Note 2             January 13. 2004
          Buy US$ Put/JPY Call        US$    5.0      Note 3             January 13. 2004
          Buy US$ Put/JPY Call        US$    5.0      Note 4             January 13. 2004
          Buy US$ Put/JPY Call        US$    5.0      Note 5             January 13. 2004
          Sell US$ Call/JPY Put       US$   10.0      Note 1             February 12. 2004
          Buy US$ Put/JPY Call        US$    5.0      Note 2             February 12. 2004
          Buy US$ Put/JPY Call        US$    5.0      Note 3             February 12. 2004
          Buy US$ Put/JPY Call        US$    5.0      Note 4             February 12. 2004
          Buy US$ Put/JPY Call        US$    5.0      Note 5             February 12. 2004
          Sell US$ Call/JPY Put       US$   10.0      Note 1             March 10. 2004
          Buy US$ Put/JPY Call        US$    5.0      Note 2             March 10. 2004
          Buy US$ Put/JPY Call        US$    5.0      Note 3             March 10. 2004
          Buy US$ Put/JPY Call        US$    5.0      Note 4             March 10. 2004
          Buy US$ Put/JPY Call        US$    5.0      Note 5             March 10. 2004
          Sell US$ Call/JPY Put       US$   10.0      Note 1             April 12. 2004
          Buy US$ Put/JPY Call        US$    5.0      Note 2             April 12. 2004
          Buy US$ Put/JPY Call        US$    5.0      Note 3             April 12. 2004
          Buy US$ Put/JPY Call        US$    5.0      Note 4             April 12. 2004
          Buy US$ Put/JPY Call        US$    5.0      Note 5             April 12. 2004

          Note 1: If USD/JPY>111.6, strike price =111.6.

          Note 2: If 109<USD/JPY<=111.6, strike price =111.6.

          Note 3: If 108<USD/JPY<=109, strike price =112.6.

          Note 4: If 107<USD/JPY<=108, strike price =113.6.

          Note 5: If 105<USD/JPY<=107, strike price is based on the spot rate (at maturity date) plus 200bp.

               If USD/JPY=<105, no transaction deal.

                                                                    (Continued)

                                        Amount
                 Contract            (in milions)     Strike Price           Maturity Date
          ----------------------     ------------     ------------       -----------------
          ASE Test Inc.
          -------------
          Sell US$ Call/NT$ Put       US$   5.00      US$1:NT$34.08      January 13, 2004
          Sell US$ Call/JPY Put       US$   3.00      US$1:JPY$115       January 14, 2004
          Sell US$ Call/JPY Put       US$   2.00      Note 1             January 19, 2004
          Buy US$ Put/JPY Call        US$   1.00      Note 2             January 19, 2004
          Buy US$ Put/JPY Call        US$   1.00      Note 3             January 19, 2004
          Buy US$ Put/JPY Call        US$   1.00      Note 4             January 19, 2004
          Buy US$ Put/JPY Call        US$   1.00      Note 5             January 19, 2004
          Buy US$ Put/NT$ Call        US$   1.00      US$1:NT$34.35      January 29, 2004
          Sell US$ Call/NT$ Put       US$   5.00      US$1:NT$34.08      February 13, 2004
          Sell US$ Call/JPY Put       US$   2.00      Note 1             February 19, 2004
          Buy US$ Put/JPY Call        US$   1.00      Note 2             February 19, 2004
          Buy US$ Put/JPY Call        US$   1.00      Note 3             February 19, 2004
          Buy US$ Put/JPY Call        US$   1.00      Note 4             February 19, 2004
          Buy US$ Put/JPY Call        US$   1.00      Note 5             February 19, 2004
          Buy US$ Put/NT$ Call        US$   1.00      US$1:NT$34.38      February 26, 2004
          Sell US$ Call/JPY Put       US$   2.00      Note 1             March 18, 2004
          Buy US$ Put/JPY Call        US$   1.00      Note 2             March 18, 2004
          Buy US$ Put/JPY Call        US$   1.00      Note 3             March 18, 2004
          Buy US$ Put/JPY Call        US$   1.00      Note 4             March 18, 2004
          Buy US$ Put/JPY Call        US$   1.00      Note 5             March 18, 2004
          Sell US$ Call/NT$ Put       US$   2.00      US$1:NT$34.60      April 29, 2004
          Sell US$ Call/NT$ Put       US$   2.00      US$1:NT$34.60      May 28, 2004

          Note 1: If USD/JPY>112, strike price=112.

          Note 2: If 109<USD/JPY=<112, strike price=112.

          Note 3: If 108<USD/JPY=<109, strike price=113.

          Note 4: If 107<USD/JPY=<108, strike price=114.

          Note 5: If 105<USD/JPY=<107, ASE Test, Inc. will receive JPY
          2,000,000.

                                                                             (Continued)

                                        Amount
                 Contract            (in milions)     Strike Price           Maturity Date
          ----------------------     ------------     ------------       -----------------
          ASE Material
          Buy USD Put/JPY Call        US$    1.5      Note 1             January 30, 2004
          Buy USD Put/JPY Call        US$    1.5      Note 1             February 27, 2004
          Buy USD Put/JPY Call        US$    1.5      Note 1             March 31, 2004
          Buy USD Put/JPY Call        US$    1.5      Note 1             April 30, 2004
          Sell USD Call/JPY Put       US$    3.0      Note 1             January 30, 2004
          Sell USD Call/JPY Put       US$    3.0      Note 1             February 27, 2004
          Sell USD Call/JPY Put       US$    3.0      Note 1             March 31, 2004
          Sell USD Call/JPY Put       US$    3.0      Note 1             April 30, 2004
          Buy USD Put/JPY Call        US$    1.0      Note 2             January 21, 2004
          Buy USD Put/JPY Call        US$    1.0      Note 2             February 23, 2004
          Buy USD Put/JPY Call        US$    1.0      Note 2             March 22, 2004
          Buy USD Put/JPY Call        US$    1.0      Note 2             April 21, 2004
          Sell USD Call/JPY Put       US$    2.0      Note 2             January 21, 2004
          Sell USD Call/JPY Put       US$    2.0      Note 2             February 23, 2004
          Sell USD Call/JPY Put       US$    2.0      Note 2             March 22, 2004
          Sell USD Call/JPY Put       US$    2.0      Note 2             April 21, 2004
          Buy USD Put/JPY Call        US$    1.0      Note 3             January 19, 2004
          Buy USD Put/JPY Call        US$    1.0      Note 3             February 19, 2004
          Buy USD Put/JPY Call        US$    1.0      Note 3             March 18, 2004
          Buy USD Put/JPY Call        US$    1.0      Note 3             April 19, 2004
          Sell USD Call/JPY Put       US$    2.0      Note 3             January 19, 2004
          Sell USD Call/JPY Put       US$    2.0      Note 3             February 19, 2004
          Sell USD Call/JPY Put       US$    2.0      Note 3             March 18, 2004
          Sell USD Call/JPY Put       US$    2.0      Note 3             April 19, 2004
          Buy USD Put/JPY Call        US$    1.0      Note 4             January 20, 2004
          Buy USD Put/JPY Call        US$    1.0      Note 4             February 25, 2004
          Buy USD Put/JPY Call        US$    1.0      Note 4             March 25, 2004
          Buy USD Put/JPY Call        US$    1.0      Note 4             April 23, 2004
          Sell USD Call/JPY Put       US$    2.0      Note 4             January 20, 2004
          Sell USD Call/JPY Put       US$    2.0      Note 4             February 25, 2004
          Sell USD Call/JPY Put       US$    2.0      Note 4             March 25, 2004
          Sell USD Call/JPY Put       US$    2.0      Note 4             April 23, 2004
          Buy USD Put/JPY Call        US$    1.0      Note 5             February 04, 2004
          Buy USD Put/JPY Call        US$    1.0      Note 5             March 04, 2004

          Buy USD Put/JPY Call        US$    1.0      Note 5             April 02, 2004
          Buy USD Put/JPY Call        US$    1.0      Note 5             April 28, 2004
          Sell USD Call/JPY Put       US$    2.0      Note 5             February 04, 2004
          Sell USD Call/JPY Put       US$    2.0      Note 5             March 04, 2004
          Sell USD Call/JPY Put       US$    2.0      Note 5             April 02, 2004
          Sell USD Call/JPY Put       US$    2.0      Note 5             April 28, 2004
          Buy USD Put/JPY Call        US$    1.0      Note 6             February 04, 2004
          Buy USD Put/JPY Call        US$    1.0      Note 6             March 04, 2004


                                                                               (Continued)

                                        Amount
                 Contract            (in milions)     Strike Price           Maturity Date
          ----------------------     ------------     ------------       -----------------
          Buy USD Put/JPY Call        US$    1.0      Note 6             April 02, 2004
          Buy USD Put/JPY Call        US$    1.0      Note 6             April 28, 2004
          Sell USD Call/JPY Put       US$    2.0      Note 6             February 04, 2004
          Sell USD Call/JPY Put       US$    2.0      Note 6             March 04, 2004
          Sell USD Call/JPY Put       US$    2.0      Note 6             April 02, 2004
          Sell USD Call/JPY Put       US$    2.0      Note 6             April 28, 2004
          Buy USD Put/JPY Call        US$    2.0      Note 7             February 24, 2004
          Buy USD Put/JPY Call        US$    2.0      Note 7             March 24, 2004
          Buy USD Put/JPY Call        US$    2.0      Note 7             April 22, 2004
          Buy USD Put/JPY Call        US$    2.0      Note 7             March 24, 2002
          Sell USD Call/JPY Put       US$    4.0      Note 7             February 24, 2004
          Sell USD Call/JPY Put       US$    4.0      Note 7             March 24, 2004
          Sell USD Call/JPY Put       US$    4.0      Note 7             April 22, 2004
          Sell USD Call/JPY Put       US$    4.0      Note 7             March 24, 2002


          Note 1:   If USD/JPY>110.7, strike price =110.7;.

                    If 109<USD/JPY=<110.7, strike price =110.7;

                    If 108<USD/JPY=<109, strike price =111.7;

                    If 107<USD/JPY=<108, strike price =112.7;

                    If 105<USD/JPY=<107, strike price is spot rate multiply
                         contract price and plus JPY 2,000,000;

                    If USD/JPY=<105, there is no right and obligation.

          Note 2:   If USD/JPY>112, strike price =112;

                    If 109<USD/JPY=<112, strike price =112;

                    If 108<USD/JPY=<109, strike price =113;

                    If 107<USD/JPY=<108, strike price =114;

                    If 105<USD/JPY=<107, strike price is based on the spot rate
                         (at maturity date) plus 200bp.

                    If USD/JPY=<105, there is no right and obligation.

          Note 3:   If USD/JPY>112.5, strike price =112.5;

                    If 109<USD/JPY=<112.5, strike price =112.5;

                    If 108<USD/JPY=<109, strike price =113.5;

                    If 107<USD/JPY=<108, strike price =114.5;

                                                                    (Continued)

                    If USD/JPY=<107, strike price is based on the spot rate (at maturity date) plus JPY 2,000,000.

          Note 4:   If USD/JPY>112.5, strike price =112.5;

                    If 109<USD/JPY=<112.5, strike price =112.5;

                    If 108<USD/JPY=<109, strike price =113.5;

                    If 107<USD/JPY=<108, strike price =114.5;

                    If USD/JPY=<107, strike price is based on the spot rate (at maturity date) plus JPY 2,000,000.

          Note 5:   If USD/JPY>113.2, strike price =112;

                    If 112<USD/JPY=<113.2, strike price =113.2;

                    If 109<USD/JPY=<112, strike price =113.2;

                    If 108<USD/JPY=<109, strike price =114.2;

                    If 107<USD/JPY=<108, strike price =115.2;

                    If 105<USD/JPY=<107, strike price is based on the spot rate
                         (at maturity date) plus JPY 2,000,000.

                    If USD/JPY=<105, strike price is based on the spot rate (at maturity date) plus JPY 1,000,000.

          Note 6:   If USD/JPY>112.3, strike price =112;

                    If 112<USD/JPY=<112.3, strike price =112.3;

                    If 109<USD/JPY=<112, strike price =112.3;

                    If 108<USD/JPY=<109, strike price =113.3;

                    If 107<USD/JPY=<108, strike price =114.3;

                    If 105<USD/JPY=<107, strike price is based on the spot rate
                         (at maturity date) plus JPY 2,000,000.

                    If USD/JPY=<105, strike price is based on the spot rate (at maturity date) plus JPY 1,000,000.

          Note 7:   If USD/JPY>112, strike price =112;

                    If 111<USD/JPY=<112, no transaction deal;

                    If 109<USD/JPY=<111, strike price =111;

                                                                    (Continued)

                    If 108<USD/JPY=<109, srike price =112;

                    If 107<USD/JPY=<108, strike price =113;

                    If 105<USD/JPY=<107, strike price is based on the spot rate
                         (at maturity date) plus JPY 2,000,000.

                    If USD/JPY=<105, strike price is based on the spot rate (at maturity date) plus JPY 1,000,000.

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report.

                                       ADVANCED SEMICONDUCTOR ENGINEERING, INC.


                                       By:  /s/ Joseph Tung
                                            -----------------------------------
                                            Joseph Tung
                                            Chief Financial Officer

Date: June 30, 2004

                                 EXHIBITS INDEX

     1. Articles of Association of the Registrant (in Chinese with English translation) (incorporating all amendments as of June 15, 2004).

     2. Amended and Restated Deposit Agreement dated as of September 29, 2000 among ASE Inc., Citibank N.A., as depositary, and Holders and Beneficial Holders of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt (incorporated by reference to Exhibit 4.1 to our registration statement on Form F-3 (File No. 333-87428) filed on March 31, 2003).

     4. (a) Asset Purchase Agreement dated as of July 3, 1999 among ASE (Chung Li) Inc., ASE Inc., Motorola Electronics Taiwan, Ltd. and Motorola, Inc. (incorporated by reference to Exhibit 10.2 to ASE Test's registration statement on Form F-3 (File No. 333-10892) filed on September 27, 1999 (the "ASE Test 1999 Form-3")).

          (b) Agreement dated as of June 5, 2002 among ASE (Chung Li) Inc., ASE Inc., Motorola Electronics Taiwan, Ltd. and Motorola, Inc. amending certain earn-out arrangements provided for in Section 2.09(b)(ii)(D) of the Asset Purchase Agreement dated as of July 3, 1999 among the same parties (incorporated by reference to Exhibit 4(b) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2002 filed on June 30, 2003).

          (c) Stock Purchase Agreement dated as of July 3, 1999 among ASE Investment (Labuan) Inc., ASE Inc., Motorola Asia Ltd. and Motorola, Inc. relating to the purchase and sale of 100% of the common stock of Motorola Korea Ltd. (incorporated by reference to Exhibit 10.3 to the ASE Test 1999 Form F-3).

          (d)+ Manufacturing Services Agreement dated as of July 3, 1999 among Motorola, Inc., ASE Inc. and ASE (Chung Li) Inc. (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-44622) filed on September 21, 2000 (the "Form F-1")).

          (e)+ Manufacturing Services Agreement dated as of July 3, 1999 among Motorola, Inc., ASE Inc. and ASE (Korea) Inc. (incorporated by reference to Exhibit 10.5 to the Form F-1).

          (f)+ BGA Immunity Agreement dated as of January 25, 1994 between ASE Inc. and Motorola, Inc. (incorporated by reference to Exhibit
               10.6 to the Form F-1).

         (g)++ Amendment dated March 18, 2003 renewing the BGA Immunity Agreement dated as of January 25, 1994 between ASE Inc. and Motorola, Inc.

          (h) Consent dated June 10, 2004 to the Assignment of the BGA Immunity Agreement between ASE Inc. and Motorola, Inc. dated January 25, 1994.

          (i) Service Agreement dated as of August 1, 2003 between ASE Electronics (M) Sdn. Bhd. and ASE (U.S.) Inc.

          (j) Service Agreement dated as of August 1, 2003 between ASE Test, Inc. and ASE (U.S.) Inc.

          (k) Service Agreement dated as of August 1, 2003 between ASE (Korea) Inc. and ASE (U.S.) Inc.

          (l) Service Agreement dated as of August 1, 2003 between ASE (Chung-Li) Inc. and ASE (U.S.) Inc.

          (m) Service Agreement dated as of August 1, 2003 between ISE Labs, Inc. and ASE (U.S.) Inc.

          (n) Service Agreement dated as of August 1, 2003 between Advanced Semiconductor Engineering, Inc. and ASE (U.S.) Inc.

          (o) Commission Agreement dated as of August 1, 2003 between ASE Electronics (M) Sdn. Bhd. and Gardex International Limited.

          (p) Commission Agreement dated as of August 1, 2003 between ASE Test, Inc. and Gardex International Limited.

          (q) Commission Agreement dated as of August 1, 2003 between ASE (Korea) Inc. and Gardex International Limited.

          (r) Commission Agreement dated as of August 1, 2003 between ASE (Chung Li) Inc. and Gardex International Limited.

          (s) Commission Agreement dated as of August 1, 2003 between Advanced Semiconductor Engineering, Inc. and Gardex International Limited.

          (t) Joint Venture Agreement dated as of October 28, 2003 by and between ASE Inc. and Compeq Manufacturing Co., Ltd. (in Chinese with English translation) (incorporated by reference to Exhibit
               10.51 to our registration statement on Form F-3 (File No. 333-111172) filed on December 15, 2003 (the "December 2003 Form F-3")).

          (u) Merger Agreement dated as of October 28, 2003 by and among ASE Inc., ASE Chung Li and ASE Material (in Chinese with English translation) (incorporated by reference to Exhibit 10.52 to the December 2003 Form F-3).

          (v) Share Sale and Purchase Agreement dated as of February 3, 2004 among NEC Electronics Corporation, NEC Yamagata Ltd., J&R Holding Ltd., and ASE Inc.

     8.   List of Subsidiaries.

     12. (a) Certification of Jason C.S. Chang, Chief Executive Officer of Advanced Semiconductor Engineering, Inc. required by Rule 13a-14(a) of the Exchange Act.

          (b) Certification of Joseph Tung, Chief Financial Officer of Advanced Semiconductor Engineering, Inc. required by Rule 13a-14(a) of the Exchange Act.

     13. Certification of the Chief Executive Officer and the Chief Financial Officer of Advanced Semiconductor Engineering, Inc. required by Rule 13a-14(b) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code.

     14. Land Leases with the Nantze Export Processing Zone (in Chinese with English translation summary).

---------
+ Does not contain portions for which confidential treatment has been granted.

++ Does not contain portions for which confidential treatment has been requested.

The Company agrees to furnish to the Securities and Exchange Commission upon request a copy of any instrument which defines the rights of holders of long-term debt of the Company and its consolidated subsidiaries.