Form 20-F
period 2004-12-31
ADVANCED SEMICONDUCTOR ENGINEERING INC
filed 2005-06-23
CIK 1122411

As filed with the Securities and Exchange Commission on June 23, 2005
===============================================================================
                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                     FORM 20-F
[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                         OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the fiscal year ended December 31, 2004
                                         OR
[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                        Commission file number: 001-16125
                                     [LOGO]
             (Exact Name of Registrant as Specified in Its Charter)

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
                                      None

 Securities registered or to be registered pursuant to Section 12(g) of the Act:

  Title of Each Class                 Name of Each Exchange on which Registered
------------------------              -----------------------------------------
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

                                      None
                                (Title of Class)

   Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
                4,100,000,000 Common Shares, par value NT$10 each

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required t-o file such reports) and (2) has been subject to such filing requirements for the past 90 days.

          Yes [X]  No [_]

   Indicate by check mark which financial statement item the Registrant has elected to follow.

          Item 17 [_]  Item 18 [X]

================================================================================

                                TABLE OF CONTENTS
                                -----------------

                                                                           Page

USE OF CERTAIN TERMS.........................................................1
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS............................1
PART I.......................................................................3
    Item 1.  Identity of Directors, Senior Management and Advisers...........3
    Item 2.  Offer Statistics and Expected Timetable.........................3
    Item 3.  Key Information.................................................3
           SELECTED FINANCIAL DATA...........................................3
           CAPITALIZATION AND INDEBTEDNESS...................................7
           REASON FOR THE OFFER AND USE OF PROCEEDS..........................7
           RISK FACTORS......................................................7
    Item 4.  Information on the Company.....................................21
           HISTORY AND DEVELOPMENT OF THE COMPANY...........................21
           BUSINESS OVERVIEW................................................23
           ORGANIZATIONAL STRUCTURE.........................................43
           PROPERTY, PLANTS AND EQUIPMENT...................................46
    Item 5.  Operating and Financial Review and Prospects...................47
           OPERATING RESULTS AND TREND INFORMATION..........................47
           LIQUIDITY AND CAPITAL RESOURCES..................................62
           RESEARCH AND DEVELOPMENT.........................................65
           OFF-BALANCE SHEET ARRANGEMENTS...................................66
           TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS....................67
    Item 6.  Directors, Senior Management and Employees.....................67
           DIRECTORS AND SENIOR MANAGEMENT AND BOARD PRACTICES..............67
           COMPENSATION.....................................................70
           EMPLOYEES........................................................71
           SHARE OWNERSHIP..................................................72
    Item 7.  Major Shareholders and Related Party Transactions..............73
           MAJOR SHAREHOLDERS...............................................73
           RELATED PARTY TRANSACTIONS.......................................74
    Item 8.  Financial Information..........................................75
           CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION..........75
           LEGAL PROCEEDINGS................................................75
           DIVIDENDS AND DIVIDEND POLICY....................................75
           SIGNIFICANT CHANGES..............................................77
    Item 9.  The Offer and Listing..........................................77
           OFFER AND LISTING DETAILS........................................77
           PLAN OF DISTRIBUTION.............................................79
           MARKETS..........................................................79
           SELLING SHAREHOLDERS.............................................79
           DILUTION.........................................................79
           EXPENSES OF THE ISSUE............................................79
    Item 10.  Additional Information........................................80
           SHARE CAPITAL....................................................80
           ARTICLES OF INCORPORATION........................................80
           MATERIAL CONTRACTS...............................................85
           EXCHANGE CONTROLS................................................86
           TAXATION.........................................................86
           DIVIDENDS AND PAYING AGENTS......................................90
           STATEMENT BY EXPERTS.............................................90
           DOCUMENTS ON DISPLAY.............................................90
           SUBSIDIARY INFORMATION...........................................90
    Item 11.  Quantitative and Qualitative Disclosures about Market Risk....90
    Item 12.  Description of Securities Other Than Equity Securities........93

PART II.....................................................................93
    Item 13.  Defaults, Dividend Arrearages and Delinquencies...............93
    Item 14.  Material Modifications to the Rights of Security Holders
    and Use of Proceeds.....................................................93
    Item 15.  Controls and Procedures.......................................93
    Item 16.  [Reserved]....................................................94
    Item 16A.  Audit Committee Financial Expert.............................94
    Item 16B.  Code of Ethics...............................................94
    Item 16C.  Principal Accountant Fees and Services.......................94
    Item 16D.  Exemptions from the Listing Standards for Audit Committees...95
    Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated
    Purchasers..............................................................95
PART III....................................................................95
    Item 17.  Financial Statements..........................................95
    Item 18.  Financial Statements..........................................95
    Item 19.  Exhibits......................................................95

                              USE OF CERTAIN TERMS

     All references herein to (i) the "Company", "ASE Group", "ASE Inc.", "we", "us", or "our" are to Advanced Semiconductor Engineering, Inc. and, unless the context requires otherwise, its subsidiaries, (ii) "ASE Test" are to ASE Test Limited and its subsidiaries, (iii) "ASE Test Taiwan" are to ASE Test, Inc., a company incorporated under the laws of the ROC, (iv) "ASE Test Malaysia" are to ASE Electronics (M) Sdn. Bhd., a company incorporated under the laws of Malaysia, (v) "ISE Labs" are to ISE Labs, Inc., a corporation incorporated under the laws of the State of California, (vi) "ASE Philippines" are to ASE Holdings Electronics (Philippines) Inc., a company previously incorporated under the laws of the Philippines, (vii) "Universal Scientific" are to Universal Scientific Industrial Co., Ltd., a company incorporated under the laws of the ROC, (viii) "ASE Material" are to ASE Material Inc., a company previously incorporated under the laws of the ROC that merged into ASE Inc. on August 1, 2004, (ix) "ASE Korea" are to ASE (Korea) Inc., a company incorporated under the laws of the Republic of Korea, (x) "ASE Chung Li" are to ASE (Chung Li) Inc., a company previously incorporated under the laws of the ROC that merged into ASE Inc. on August 1, 2004, (xi) "ASE Shanghai" are to ASE (Shanghai) Ltd., a company incorporated under the laws of the PRC, (xii) "Hung Ching" are to Hung Ching Development & Construction Co. Ltd., a company incorporated under the laws of the ROC, (xiii) the "Securities Act" are to the U.S. Securities Act of 1933, as amended, and (xiv) the "Exchange Act" are to the U.S. Securities Exchange Act of 1934, as amended.

     All references to the "Republic of China", the "ROC" and "Taiwan" are to the Republic of China, including Taiwan and certain other possessions. All references to "Korea" or "South Korea" are to the Republic of Korea. All references to the "PRC" are to the People's Republic of China and exclude Taiwan, Macau and Hong Kong.

     We publish our financial statements in New Taiwan dollars, the lawful currency of the ROC. In this annual report, references to "United States dollars", "U.S. dollars" and "US$" are to the currency of the United States; references to "New Taiwan dollars", "NT dollars" and "NT$" are to the currency of the ROC; references to "RMB" are to the currency of the PRC; references to "JP(Y)" are to the currency of Japan; references to "EUR" are to the currency of the European Union; and references to "KRW" are to the currency of the Republic of Korea. Unless otherwise noted, all translations from NT dollars to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in NT dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2004, which was NT$31.74=US$1.00. All amounts translated into U.S. dollars in this annual report are provided solely for your convenience and no representation is made that the NT dollar or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or NT dollars, as the case may be, at any particular rate or at all. On May 31, 2005, the noon buying rate was NT$31.13=US$1.00.


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

Item 2.  Offer Statistics and Expected Timetable

   Not applicable.

Item 3.  Key Information

SELECTED FINANCIAL DATA

     The selected consolidated income statement data and cash flow data for the years ended December 31, 2002, 2003 and 2004, and the selected consolidated balance sheet data as of December 31, 2003 and 2004, set forth below are derived from our audited consolidated financial statements included in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements. Our consolidated financial statements as of and for the years ended December 31, 2003 and 2004 have been audited by Deloitte & Touche, a member firm of Deloitte Touche Tohmatsu. Our consolidated financial statements as of and for the year ended December 31, 2002 have been audited by TN Soong & Co, independent public accountants, which was at the time of such financial statements an associate member firm of Deloitte Touche Tohmatsu. TN Soong & Co and Deloitte & Touche (Taiwan) combined on June 1, 2003 to establish Deloitte & Touche, a member firm of Deloitte Touche Tohmatsu. The selected consolidated income statement data and cash flow data for the years ended December 31, 2000 and 2001 and the selected consolidated balance sheet data as of December 31, 2000, 2001 and 2002 set forth below are derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements as of and for the years ended December 31, 2000 and 2001 have been audited by TN Soong & Co, independent public accountants, which was at the time of such financial statements an associate member firm of Deloitte Touche Tohmatsu. Prior to April 22, 2002, TN Soong & Co was a member firm of Andersen Worldwide SC. Our consolidated financial statements have been prepared and presented in accordance with generally accepted accounting principles in the ROC, or ROC GAAP, which differ in material respects from generally accepted accounting principles in the United States, or U.S. GAAP. See notes 29 and 30 to our consolidated financial statements for a description of the principal differences between ROC GAAP and U.S. GAAP for the periods covered by these consolidated financial statements.

                                          As of and for the Year Ended December 31,
                               -----------------------------------------------------------------
                                   2000      2001       2002       2003           2004
                               ---------- --------- ---------- ---------- ----------------------
                                    NT$       NT$        NT$        NT$        NT$        US$

                                    (in millions, except earnings per share and per ADS data)
ROC GAAP:
Income Statement Data:
Net revenues..................  50,893.4   38,367.8   45,586.8   57,311.8   81,712.6   2,574.5
Cost of revenues.............. (35,567.3) (32,957.0) (38,492.2) (46,466.5) (65,447.1) (2,062.0)
                               ---------  ---------  ---------  ---------  ---------  --------
Gross profit..................  15,326.1    5,410.8    7,094.6   10,845.3   16,265.5     512.5
Total operating expenses......  (5,449.0)  (5,872.9)  (6,554.2)  (7,574.8)  (8,714.3)   (274.6)
                               ---------  ---------  ---------  ---------  ---------  --------
Operating expenses:
  Selling.....................  (1,020.5)    (877.9)    (909.4)  (1,204.9)  (1,041.2)    (32.8)
  General and
   administrative.............  (2,606.2)  (2,797.6)  (2,780.2)  (3,196.6)  (4,211.0)   (132.8)
  Goodwill amortization.......    (559.8)    (692.9)    (815.6)    (819.3)    (877.6)    (27.6)
  Research and development....  (1,262.5)  (1,504.5)  (2,049.0)  (2,354.0)   2,584.5)    (81.4)
                               ---------  ---------  ---------  ---------  ---------  --------
Income (loss) from
  operations..................   9,877.1     (462.1)     540.4    3,270.5    7,551.2     237.9
Net non-operating income
  (expense):
  Investment income
   (loss) on long-term
   investments--net...........     195.7     (868.8)    (162.4)     (20.1)    (174.4)     (5.5)
  Goodwill amortization.......   (363.0)     (378.0)    (247.9)    (220.6)    (220.6)     (7.0)
  Gain (loss) on sale of
   investments--net...........      91.7       50.7      101.3      618.9       57.1       1.8
  Foreign exchange gain
   (loss)--net................     302.7      247.5     (397.9)    (386.8)    (146.2)     (4.6)
  Realized loss on
   long-term investments......      --           --         --     (354.8)       - -        --
  Interest income
   (expense)--net.............  (1,538.0)  (1,739.3)  (1,578.6)  (1,304.7)    (898.7)    (28.3)


                                          As of and for the Year Ended December 31,
                               -----------------------------------------------------------------
                                    2000       2001       2002       2003            2004
                               ---------- --------- ---------- ---------- ----------------------
                                    NT$       NT$        NT$        NT$        NT$        US$

                                    (in millions, except earnings per share and per ADS data)
  Impairment of
   long-lived assets(1).              --         --   (1,225.6)        --         --        --
  Impairment of
   goodwill(2)..........              --         --         --         --   (1,950.1)    (61.4)
  Other investment loss(3)            --         --         --         --     (512.0)    (16.1)
  Others--net............         (162.6)     164.5      261.0     (114.6)    (174.5)     (5.5)
                               ---------  --------- ---------- ----------   --------  --------
Income (loss) before
  income tax............         8,403.6   (2,985.5)  (2,709.7)   1,487.8    3,531.8     111.3
Income tax benefit
  (expense).............        (1,065.8)     199.2    1,140.3    1,278.1    1,396.3      44.0
                               ---------  --------- ---------- ----------   --------  --------
Income (loss) before
  extraordinary loss and
  cumulative effect of
  change in accounting
  principle.............         7,337.8   (2,786.3)  (1,569.4)   2,765.9    4,928.1     155.3
Extraordinary loss......              --     (144.6)     (34.6)     (75.7)        --        --
Cumulative effect of
  change in accounting
  principle(4)..........              --         --         --         --      (26.8)     (0.9)
Minority interest in net
  loss (income) of
  subsidiaries..........        (1,500.6)     788.7    1,733.0       52.6     (691.6)    (21.8)
                               ---------  --------- ---------- ----------   --------  --------
Net income (loss).......         5,837.2   (2,142.2)     129.0    2,742.8    4,209.7     132.6
                               =========  ========= ========== ==========   ========  ========
Earnings per common
  share(5):
  Basic.................            1.58      (0.56)      0.04       0.74       1.09      0.03
  Diluted...............            1.54      (0.56)      0.04       0.73       1.06      0.03
Dividends per common
  share(6)..............            3.15       1.70         --       1.00       0.57      0.02
Earnings per equivalent
  ADS(5):
  Basic.................            7.89      (2.82)      0.18       3.69       5.46      0.17
  Diluted...............            7.71      (2.82)      0.18       3.65       5.31      0.17
Number of common
  shares(7):
  Basic.................         3,698.7    3,801.5    3,609.8    3,721.2    3,856.0   3,856.0
  Diluted...............         3,698.7    3,801.5    3,609.8    3,755.6    4,110.1   4,110.1
Number of equivalent ADSs:
  Basic.................           739.7      760.3      722.0      744.2      771.2     771.2
  Diluted...............           739.7      760.3      722.0      751.1      822.0     822.0
BALANCE SHEET DATA:
Current assets:
  Cash and cash
   equivalents..........        14,166.5   11,770.7    9,829.5    8,562.4    5,975.1     188.3
  Short-term investments         1,682.7    4,601.2    2,590.4    3,017.8    3,194.2     100.6
  Notes and accounts
   receivable...........         9,260.6    7,126.1    8,998.5   12,909.7   13,676.2     430.9
  Inventories...........         3,246.3    2,768.4    3,131.7    4,691.8    9,437.3     297.3
  Others................         2,431.6    3,383.2    2,481.7    2,276.2    3,612.1     113.8
                               ---------  --------- ---------- ----------   --------  --------
  Total.................        30,787.7   29,649.6   27,031.8   31,457.9   35,894.9   1,130.9
Long-term investments...        10,712.2    9,530.4    6,566.7    6,342.8    4,907.4     154.6
Properties..............        60,566.2   60,555.1   63,088.9   67,339.9   82,386.9   2,595.7
Other assets............         1,275.6    1,342.3    2,675.8    4,587.4    7,425.3     234.0
Goodwill................         4,999.5    5,248.9    5,541.8    4,596.2    3,336.4     105.1
                               ---------  --------- ---------- ----------   --------  --------
Total assets............       108,341.2  106,326.3  104,905.0  114,324.2  133,950.9   4,220.3
                               =========  ========= ========== ==========   ========  ========
Short-term borrowings(8)        13,768.0   13,983.1   13,453.8   14,090.2    6,852.8     215.9
Long-term liabilities(9)        25,976.9   30,674.3   30,553.7   30,840.1   46,529.6   1,466.0
Other liabilities and
  minority interest.....        24,927.1   19,722.6   21,466.8   24,271.3   29,256.7     921.8
                               ---------  --------- ---------- ----------   --------  --------
Total liabilities and
  minority interest.....        64,672.0   64,380.0   65,474.3   69,201.6   82,639.1   2,603.7
                               =========  ========= ========== ==========   ========  ========
Capital stock...........        27,520.0   32,548.0   32,548.0   35,802.8   41,000.0   1,291.7
Shareholders' equity....        43,669.2   41,946.3   39,430.7   45,122.6   51,311.8   1,616.6
CASH FLOW DATA:
Net cash outflow from
  acquisition of fixed
  assets................       (30,063.6) (13,816.5) (12,657.9) (17,534.1) (28,523.5)   (898.7)
Depreciation and
  amortization..........         8,593.8   11,127.3   12,286.3   12,766.6   14,786.3     465.9
Net cash inflow from
  operations............        17,459.9   11,578.4   11,313.8   13,306.2   19,487.0     614.0
Net cash inflow from sale
  of ASE Inc.
  common shares.........              --         --         --    2,850.5         --        --
Net cash outflow from
  investing activities..       (33,392.0) (17,302.0) (13,719.7) (18,572.6) (30,825.3)   (971.2)
Net cash inflow from
  financing activities..        17,607.3    2,854.5      530.5    4,210.9    9,166.3     288.8

                                          As of and for the Year Ended December 31,
                               -----------------------------------------------------------------
                                    2000       2001       2002       2003            2004
                               ---------- --------- ---------- ---------- ----------------------
                                    NT$       NT$        NT$        NT$        NT$        US$

                                    (in millions, except earnings per share and per ADS data)

Segment Data:
Net revenues:
  Packaging.............        38,028.8   28,898.2   35,515.4   45,026.9   64,736.8   2,039.6
  Testing...............        12,768.4    9,459.2   10,060.6   12,142.4   16,473.9     519.1
  Others................            96.2       10.4       10.8      142.5      501.9      15.8
Gross profit:
  Packaging.............        10,016.9    4,625.8    6,255.4    7,984.3   11,814.9     372.3
  Testing...............         5,294.4      782.8      841.2    2,855.3    4,332.7     136.5
  Others................            14.8        2.2       (2.0)       5.7      117.9       3.7


                                          As of and for the Year Ended December 31,
                               -----------------------------------------------------------------
                                    2000       2001       2002       2003            2004
                               ---------- --------- ---------- ---------- ----------------------
                                    NT$       NT$        NT$        NT$        NT$        US$

                                    (in millions, except earnings per share and per ADS data)
U.S. GAAP:
Income Statement Data:
Net revenues............        50,893.4   38,367.8   45,586.8   57,311.8   81,712.6   2,574.4
Cost of revenues........        37,081.2   34,538.3   39,308.2   47,747.5   65,836.0   2,074.2
                               ---------  ---------  ---------  ---------  ---------   -------
Gross profit............        13,812.2    3,829.5    6,278.6    9,564.3   15,876.6     500.2
Total operating expenses         5,820.8    6,209.9    9,294.2    7,116.9    7,302.1     230.1
                               ---------  ---------  ---------  ---------  ---------   -------
Income (loss) from
  operations............         7,991.4   (2,380.4)  (3,015.6)   2,447.4    8,574.5     270.1
Net non-operating income
  (expense).............        (1,502.5)  (2,704.6)  (2,793.8)  (1,314.0)  (5,152.7)   (162.3)
Income tax benefit
  (expense).............        (1,059.2)     254.4    1,162.6    1,289.1    1,505.4      47.4
Cumulative effect of
  change in accounting
  principle(4)..........              --         --         --         --      (26.8)     (0.8)
Minority interest in net
  loss (income) of
  subsidiaries..........        (1,499.7)     784.0    1,572.5      (70.5)    (603.3)    (19.0)
                               ---------  ---------  ---------  ---------  ---------   -------
Net income (loss).......         3,930.0   (4,046.6)  (3,074.3)   2,352.0    4,297.1     135.4
                               =========  =========  =========  =========  =========   =======
Earnings per common
  share(5):
  Basic.................            1.15      (1.13)     (0.85)      0.63       1.11      0.03
  Diluted...............            1.11      (1.13)     (0.85)      0.63       1.09      0.03
Earnings per equivalent
  ADS(5):
  Basic.................            5.73      (5.64)     (4.26)      3.16       5.57      0.18
  Diluted...............            5.54      (5.64)     (4.26)      3.13       5.43      0.17
Number of common
  shares(10):
  Basic.................         3,431.5    3,587.1    3,609.8    3,721.2    3,856.0   3,856.0
  Diluted...............         3,431.5    3,587.1    3,609.8    3,755.6    4,110.1    4110.1
Number of equivalent ADSs:
  Basic.................           686.3      717.4      722.0      744.2      771.2     771.2
  Diluted...............           686.3      717.4      722.0      751.1      822.0     822.0
Balance Sheet Data:
Current Assets
  Cash and cash
   equivalents..........        14,166.5   11,770.7    9,829.5    8,562.4    5,975.1     188.3
  Short-term investments         1,717.6    4,642.1    2,592.4    3,022.9    3,198.4     100.8
  Notes and accounts
   receivable...........         9,260.6    7,126.1    8,998.5   12,909.8   13,676.2     430.9
  Inventories...........         3,246.3    2,768.4    3,131.7    4,691.8    9,437.3     297.3
  Others................         2,431.6    3,383.2    2,481.7    2,276.2    3,612.1     113.8
                               ---------  ---------  ---------  ---------  ---------   -------
  Total.................        30,822.6   29,690.5   27,033.8   31,463.1   35,899.1   1,131.1
Long-term investments...         8,044.2    6,608.3    5,609.3    5,571.4    3,377.6     106.4
Properties..............        60,422.6   60,363.1   62,797.4   66,947.6   81,896.2   2,580.2
Other assets............         1,275.6    1,371.0    2,715.3    4,637.8    7,584.9     239.0
Consolidated debits.....         4,951.9    4,331.6    3,227.0    3,100.8    3,330.9     104.9
                               ---------  ---------  ---------  ---------  ---------   -------
Total assets............       105,516.9  102,364.5  101,382.8  111,720.7  132,088.7   4,161.6
                               ---------  ---------  ---------  ---------  ---------   -------
Short-term borrowings(8)        13,768.0   13,983.1   13,453.8   14,090.2    6,852.8     215.9
Long-term liabilities(9)        25,976.9   30,674.3   30,553.7   30,840.1   46,529.6   1,466.0
Other liabilities and
  minority interest.....        25,042.9   19,746.8   21,658.5   24,707.4   30,059.7     947.0
                               ---------  ---------  ---------  ---------  ---------   -------
Total liabilities and
  minority interest.....        64,787.8   64,404.2   65,666.0   69,637.7   83,442.1   2,628.9
                               =========  =========  =========  =========  =========   =======
Capital stock...........        27,520.0   32,548.0   32,548.0   35,802.0   41,000.0   1,291.7
Shareholders' equity....        40,729.1   37,960.3   35,716.8   42,083.0   48,646.6   1,532.7

                                       5

----------

(1) In 2002, we took a NT$1,225.6 million impairment charge against some of our testing equipment to reflect the decline in economic value of such equipment. Whereas this impairment charge was previously recognized under general and administrative operating expenses, in 2004, as a result of our adoption of ROC SFAS No. 35, "Impairment of Assets", we reclassified this 2002 impairment charge as an individual line item under non-operating income (expenses). For more information on the reclassification, see "Item
     5. Operating and Financial Review and Prospects--Operating Results and Trend Information--Critical Accounting Policies and Estimates" and note 9 to our consolidated financial statements.

(2) For the year ended December 31, 2004, we adopted ROC SFAS No. 35, "Impairment of Assets". In addition to yearly amortization, under ROC SFAS No. 35, goodwill is evaluated at least annually to determine if it is impaired. As a result of our annual impairment review, we recognized an impairment charge of NT$1,950.1 million (US$61.4 million) for goodwill relating to our shares of ASE Test and ISE Labs. For more information on impairment of goodwill, see "Item 5. Operating and Financial Review and Prospects--Operating Results and Trend Information-- Critical Accounting Policies and Estimates" and notes 3 and 10 to our consolidated financial statements.

(3) As a result of our annual impairment review, we recognized an impairment charge of NT$512.0 million (US$16.1 million) for goodwill relating to our unconsolidated affiliate Universal Scientific. See "Item 5. Operating and Financial Review and Prospects--Operating Results and Trend Information--Critical Accounting Polices and Estimates" and notes 3 and 8 to our consolidated financial statements.

(4) As a result of our introduction of enterprise resource planning, or ERP, in order to increase our ability to effectively monitor our entire organization's resource allocation, we switched from using the weighted-average method to using the moving-average method to price our raw materials and supplies. For more information on this accounting change, see "Item 5. Operating and Financial Review and Prospects--Operating Results and Trend Information--Critical Accounting Policies and Estimates--Inventories" and note 3 to our consolidated financial statements.

(5) The denominators for diluted earnings per common share and diluted earnings per equivalent ADS are calculated to account for the potential conversion of our convertible bonds into our common shares and ADS. See "Item 5. Operating and Financial Review and Prospects--Liquidity and Capital Resources" and note 22 to our consolidated financial statements.

(6)  Dividends per common share issued as a stock dividend.

(7) Represents the weighted average number of shares after retroactive adjustments to give effect to stock dividends and employee stock bonuses. Beginning in 2002, common shares held by consolidated subsidiaries are classified for accounting purposes as "treasury stock", and are deducted from the number of common shares outstanding.

(8) Includes current portions of long-term debt, obligations under capital leases and long-term payable for investments.

(9) Excludes current portions of long-term debt, obligations under capital leases and long-term payable for investments.

(10) Represents the weighted average number of common shares after retroactive adjustments to give effect to stock dividends.


Exchange Rates

     Fluctuations in the exchange rate between NT dollars and U.S. dollars will affect the U.S. dollar equivalent of the NT dollar price of the common shares on the Taiwan Stock Exchange and, as a result, will likely affect the market price of the American depositary shares, or ADSs. Fluctuations will also affect the U.S. dollar conversion by the depositary under our ADS deposit agreement referred to below of cash dividends paid in NT dollars on, and the NT dollar proceeds received by the depositary from any sale of, common shares represented by ADSs, in each case, according to the terms of the deposit agreement dated September 29, 2000 among us, Citibank N.A., as depositary, and the holders and beneficial owners from time to time of the ADSs, and supplemented by a letter agreement between us and the depositary dated September 25, 2003, which we collectively refer to as the deposit agreement.

     The following table sets forth, for the periods indicated, information concerning the number of NT dollars for which one U.S. dollar could be exchanged based on the noon buying rate for cable transfers in NT dollars as certified for customs purposes by the Federal Reserve Bank of New York.

                                 NT Dollars per U.S. Dollar Noon Buying Rate
                                 -------------------------------------------
                                    Average    High    Low   Period-End
                                 ---------- -------- ------- ----------
2000.............................   31.37     33.25   30.35    33.17
2001.............................   33.91     35.13   32.23    35.00
2002.............................   34.53     34.79   34.70    34.70
2003.............................   34.40     34.98   33.72    33.99
2004.............................   33.37     33.98   33.10    33.24
  November.......................   32.78     33.48   32.17    32.20
  December.......................   32.17     32.49   31.74    31.74
2005
  January........................   31.85     32.22   31.65    31.71
  February.......................   31.50     31.79   31.06    31.06
  March..........................   31.11     31.73   30.65    31.46
  April..........................   31.48     31.70   31.23    31.23
  May............................   31.27     31.47   30.98    31.13

------------------

Source: Federal Reserve Statistical Release, Board of Governors of the Federal
        Reserve System.

     On May 31, 2005, the noon buying rate was NT$31.13 to US$1.00.

CAPITALIZATION AND INDEBTEDNESS

     Not applicable.

REASON FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

RISK FACTORS

Risks Relating to Our Business

     Since we are dependent on the highly cyclical semiconductor industry and conditions in the markets for the end-use applications of our products, our revenues and net income may fluctuate significantly.

     Our semiconductor packaging and testing business is affected by market conditions in the highly cyclical semiconductor industry. All of our customers operate in this industry, and variations in order levels from our customers and service fee rates may result in volatility in our revenues and net income. From time to time, the semiconductor industry has experienced significant, and sometimes prolonged, downturns. As our business is, and will continue to be, dependent on the requirements of semiconductor companies for independent packaging and testing services, any future downturn in the semiconductor industry would reduce demand for our services. For example, in the fourth quarter of 2000, a worldwide downturn resulted in a significant deterioration in the average selling prices of, as well as demand for, our services in 2001, and significantly and adversely affected our operating results in 2001. Although the modest recovery in the semiconductor industry, evident in 2002 and 2003, strengthened in 2004, we expect market conditions to continue to exert downward pressure on the average selling prices for our packaging and testing services. If we cannot reduce our costs to sufficiently offset any decline in average selling prices, our profitability will suffer and we may incur losses.

     Market conditions in the semiconductor industry depend to a large degree on conditions in the markets for the end-use applications of semiconductor products, such as communications, personal computer and consumer electronics products. Any deterioration of conditions in the markets for the end-use applications of the semiconductors we package and test would reduce demand for our services, and would likely have a material adverse effect on our financial condition and results of operations. In 2004, approximately 42.5%, 29.8% and 24.5% of our net revenues were attributed to the packaging and testing of semiconductors used in communications, personal computer, and consumer electronics applications, respectively. In 2003, approximately 34.9%, 35.7% and 28.3% of our net revenues were attributable to the packaging and testing of semiconductors used in communications, personal computer, and consumer electronics applications, respectively. In 2002, approximately 34.4%, 35.4% and 28.8% of our net revenues were attributable to the packaging and testing of semiconductors used in communications, personal computer, and consumer electronics applications, respectively. Each of the markets for end-use applications is subject to intense competition and significant shifts in demand, which could put pricing pressure on the packaging and testing services provided by us and adversely affect our revenues and net income.

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

     o    responsiveness and flexibility;

     o    capacity;

     o    production cycle time;

     o    production yield; and

     o    price.

     We face increasing competition from other packaging and testing companies, as most of our customers obtain packaging or testing services from more than one source. In addition, some of our competitors may have access to more advanced technologies and greater financial and other resources than we do. Many of our competitors have shown a willingness to quickly and sharply reduce prices, as they did in 2001, in order to maintain capacity utilization in their facilities during periods of reduced demand. Although prices have stabilized, any renewed erosion in the prices for our packaging and testing services could cause our revenues and net income to decrease and have a material adverse effect on our financial condition and results of operations.

     Our profitability depends on our ability to respond to rapid technological changes in the semiconductor industry.

     The semiconductor industry is characterized by rapid increases in the diversity and complexity of semiconductors. As a result, we expect that we will need to constantly offer more sophisticated packaging and testing technologies and processes in order to respond to competitive industry conditions and customer requirements. If we fail to develop, or obtain access to, advances in packaging or testing technologies or processes, we may become less competitive and less profitable. In addition, advances in technology typically lead to declining average selling prices for semiconductors packaged or tested with older technologies or processes. As a result, if we cannot reduce the costs associated with our services, the profitability of a given service and our overall profitability, may decrease over time.

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

     o changes in costs and availability of raw materials, equipment and labor; and

     o earthquakes, drought, epidemics and other natural disasters, as well as industrial and other incidents such as fires and power outages.

     Due to the factors listed above, our future operating results or growth rates may be below the expectations of research analysts and investors. If so, the market price of the common shares and the ADSs, and thus the market value of your investment, may fall.

     If we are not successful in developing and enhancing our in-house interconnect materials capabilities, our margins and profitability may be adversely affected.

     We expect that interconnect materials will become an increasingly important value-added component of the semiconductor packaging business as technology migrates from the traditional wirebonding process towards the flip-chip wafer bumping process and interconnect materials such as advanced substrates represent a higher percentage of the cost of the packaging process. As a result, we expect that we will need to offer more advanced interconnect materials designs and production processes in order to respond to competitive industry conditions and customer requirements. In particular, our competitive position will depend to a significant extent on our ability to design and produce interconnect materials that are comparable to or better than those produced by independent suppliers and others. Many of these independent suppliers have dedicated greater resources than we have for the research and development and design and production of interconnect materials. In addition, we may not be able to acquire the technology and personnel that would enable us to further develop our in-house expertise and enhance our design and production capabilities. We intend to enhance our interconnect materials capabilities through our merger with ASE Material and our joint venture with Compeq Manufacturing Co. Ltd., or Compeq. For more information on the merger, see "Item 7. Major Shareholders and Related Party Transactions--Related Party Transactions". For more information on the joint venture, see "Item 4. Information on the Company--History and Development of the Company--Joint Venture with Compeq Manufacturing Co. Ltd." If we are unable to maintain and enhance our in-house interconnect materials expertise to offer advanced interconnect materials that meet the requirements of our customers, we may become less competitive and our margins and profitability may suffer as a result.

     If any of our acquisition of NEC's packaging and testing business or our joint venture with Compeq or our merger with ASE Chung Li and ASE Material does not result in successful integration with our operations or is otherwise not successful, we may not be able to realize the anticipated benefits of such transactions and our business prospects and profitability may be adversely affected.

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

     On October 28, 2003, we entered into a joint venture agreement with Compeq to establish ASE-Compeq Technologies, Inc. This joint venture is intended to provide us with access to Compeq's production capabilities and expertise in advanced substrates and has been approved by the ROC Fair Trade Commission. Pursuant to the joint venture agreement, either party can terminate the joint venture at any time with 90 days' prior written notice. The success of our joint venture depends on a number of factors, including the ability of Compeq to meet the design and production requirements of the customers of the joint venture, the ability of the management of the two companies to work effectively together and the effectiveness of the sales and marketing strategy of ASE-Compeq Technologies, Inc. If the joint venture with Compeq is not successful, and we are not able to enter into a similar joint venture, or otherwise obtain access to similar capacity, expertise and capabilities, our interconnect materials design and production capability may be adversely affected and we may not be able to meet our customers' demand for advanced interconnect materials, which could have an adverse effect on our profitability.

     On August 1, 2004, ASE Chung Li and ASE Material merged with and into us pursuant to a merger agreement dated October 28, 2003. We are the surviving corporation. Upon the completion of the merger, all of the assets and liabilities of ASE Chung Li and ASE Material are owned and have been assumed by us, and the operations of ASE Chung Li and ASE Material have been integrated with the operations of us. The merger is intended to enhance our ability to provide to our customers turnkey packaging and testing services and turnkey services that incorporate interconnect materials, increase our economies of scale, improve our operating efficiency and simplify our corporate structure. The continued success of the merger will depend on a number of factors, including our ability to integrate the operations of ASE Chung Li and ASE Material with our own and our retention of select management personnel. If we are not successful in integrating the operations of the merged companies, we may not be able to realize the anticipated benefits of the merger and our business prospects and profitability may be adversely affected.

     Due to our high percentage of fixed costs, we will be unable to maintain our gross margin at past levels if we are unable to achieve relatively high capacity utilization rates.

     Our operations, in particular our testing operations, are characterized by relatively high fixed costs. We expect to continue to incur substantial depreciation and other expenses as a result of our previous acquisitions of packaging and testing machinery and equipment and facilities. Our profitability depends not only on the pricing levels for our services, but also on utilization rates for our packaging and testing machinery and equipment, commonly referred to as "capacity utilization rates". In particular, increases or decreases in our capacity utilization rates can significantly affect gross margins since the unit cost of packaging and testing services generally decreases as fixed costs are allocated over a larger number of units. In periods of low demand, we experience relatively low capacity utilization rates in our operations, which leads to reduced margins. During 2001, we experienced lower than anticipated utilization rates in our operations due to a significant decline in worldwide demand for our packaging and testing services, which resulted in reduced margins during that period. Although our capacity utilization rates have improved recently, we cannot assure you that we will be able to maintain or surpass our past gross margin levels if we cannot consistently achieve or maintain relatively high capacity utilization rates.

     If we are unable to manage our expansion effectively, our growth prospects may be limited and our future profitability may be affected.

     We have significantly expanded our packaging and testing operations in recent years, and expect to continue to expand our operations in the future, including the expansion of our interconnect materials operations. In particular, we intend to provide total solutions for the packaging and testing of semiconductors in order to attract new customers and broaden our product range to include products packaged and tested for a variety of end-use applications. In the past, we have expanded through both internal growth and the acquisition of new operations. Rapid expansion puts strain on our managerial, technical, financial, operational and other resources. As a result of our expansion, we have implemented and will continue to need to implement additional operational and financial controls and hire and train additional personnel. Any failure to manage our growth effectively could lead to inefficiencies and redundancies and result in reduced growth prospects and profitability.

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

     We have on occasion failed to comply with certain financial covenants in some of our loan agreements. Such non-compliance may also have, through broadly worded cross-default provisions, resulted in default under some of the agreements governing our other existing debt. For example, in 2004, we increased our borrowings in order to fund increases in our capital expenditure, which resulted in our failure to comply with certain debt ratios. We are in the process of obtaining waivers from the relevant lenders relating to such non-compliance and, while we believe that we will be able to obtain such waivers, we can provide no guarantee that we will be able to do so. Such non-compliance has not had any significant effect on our ability to repay or refinance amounts due in respect of our existing debt. For these and other reasons, including our financial condition and our relationship with our lenders, no lender has to date sought and we do not believe that any of our lenders would seek to declare a default or enforce remedies in respect of our existing debt, as a result of cross-default provisions or otherwise, although we cannot provide any assurance in this regard.

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

     If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

     The United States Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company's internal controls over financial reporting in its annual report, which contains management's assessment of the effectiveness of the company's internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management's assessment of the effectiveness of the company's internal controls over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending December 31, 2006. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management's assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Furthermore, during the course of the evaluation, documentation and attestation, we may identify deficiencies that we may not be able to remedy in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. If we fail to achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls, on an ongoing basis, over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with
Section 404 and other requirements of the Sarbanes-Oxley Act.

     If we are unable to obtain additional packaging and testing equipment or facilities in a timely manner and at a reasonable cost, our competitiveness and future profitability may be adversely affected.

     The semiconductor packaging and testing business is capital intensive and requires significant investment in expensive equipment manufactured by a limited number of suppliers. The market for semiconductor packaging and testing equipment is characterized, from time to time, by intense demand, limited supply and long delivery cycles. Our operations and expansion plans depend on our ability to obtain a significant amount of such equipment from a limited number of suppliers, including, in the case of wire bonders, Kulicke & Soffa Industries Inc., and in the case of testers, Agilent Technologies, Inc., Credence Systems Corporation, LTX Corporation and Teradyne, Inc. We have no binding supply agreements with any of our suppliers and acquire our packaging and testing equipment on a purchase order basis, which exposes us to changing market conditions and other substantial risks. For example, shortages of capital equipment could result in an increase in the price of equipment and longer delivery times. Semiconductor packaging and testing also requires us to operate sizeable facilities. If we are unable to obtain equipment or facilities in a timely manner, we may be unable to fulfill our customers' orders, which could adversely affect our growth prospects as well as financial condition and results of operations. See "Item 4. Information on the Company--Business Overview--Equipment".

     Fluctuations in exchange rates could result in foreign exchange losses.

     Currently, the majority of our revenues from packaging and testing services are denominated in U.S. dollars and NT dollars. Our costs of revenues and operating expenses associated with packaging and testing services, on the other hand, are incurred in several currencies, primarily NT dollars and U.S. dollars, as well as, to a lesser extent, Malaysian ringgit, Korean won and Japanese yen. In addition, a substantial portion of our capital expenditures, primarily for the purchase of packaging and testing equipment, has been, and is expected to continue to be, denominated in U.S. dollars, with much of the remainder in Japanese yen. Fluctuations in exchange rates, primarily among the U.S. dollar, the NT dollar and the Japanese yen, will affect our costs and operating margins. In addition, these fluctuations could result in exchange losses and increased costs in NT dollar and other local currency terms. Despite hedging and mitigating techniques implemented by us, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations. We incurred a foreign exchange loss of NT$146.2 million (US$4.6 million), NT$386.8 million and NT$397.9 million in 2004, 2003 and 2002, respectively. See "Item 11. Quantitative and Qualitative Disclosures about Market Risk--Market Risk--Foreign Currency Exchange Rate Risk".

     The loss of a large customer or disruption of our strategic alliance or other commercial arrangements with semiconductor foundries and providers of other complementary semiconductor manufacturing services may result in a decline in our revenues and profitability.

     Although we have over 200 customers, we have derived and expect to continue to derive a large portion of our revenues from a small group of customers during any particular period due in part to the concentration of market share in the semiconductor industry. Our five largest customers together accounted for approximately 34.7%, 34.8% and 39.6% of our net revenues in 2004, 2003 and 2002, respectively. Other than Motorola, Inc., no other customer accounted for more than 10% of our net revenues in 2003 or 2002. In 2004, no customer accounted for more than 10% of our net revenues. The demand for our services from each customer is directly dependent upon that customer's level of business activity, which could vary significantly from year to year. The loss of a large customer may adversely affect our revenues and profitability. Our key customers typically operate in the cyclical semiconductor business and, in the past, have varied, and may vary in the future, order levels significantly from period to period. Some of these companies are relatively small, have limited operating histories and financial resources, and are highly exposed to the cyclicality of the industry. We cannot assure you that these customers or any other customers will continue to place orders with us in the future at the same levels as in past periods. The loss of one or more of our significant customers, or reduced orders by any one of them, and our inability to replace these customers or make up for such orders could reduce our profitability. In addition, we have in the past reduced, and may in the future be requested to reduce, our prices to limit the level of order cancellations. Any price reduction would likely reduce our margins and profitability.

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

     We depend on our agent for a portion of our sales in North America and Europe. Any serious disruption in our relationship with our agent, or substantial loss in its effectiveness, could significantly reduce our revenues and profitability.

     We depend on a non-exclusive agent, Gardex International Limited, or Gardex, for a portion of our sales service in North America and Europe. Gardex helps us identify customers and, within parameters set by us, helps us negotiate price, delivery and other terms with our customers. Purchase orders are placed directly with us by our customers.

     Currently, Gardex performs services only for us and our subsidiaries but Gardex is not owned or controlled by us. Gardex is free to perform sales and support services for others, including our competitors. While the purchase of ASE (U.S.) Inc. by our subsidiary J&R Holding Limited has significantly decreased our dependence upon non-exclusive agents for sales and customer service in North America and Europe, we may not be able to develop sufficient capabilities internally on a timely basis or to find an adequate replacement for Gardex should our relationship with Gardex change unexpectedly. Any serious disruption in our relationship with Gardex or substantial loss in Gardex's effectiveness in performing its sales functions could significantly reduce our revenues and profitability. See "Item 4. Information on the Company--Business Overview--Sales and Marketing--Sales and Customer Service Agents".

     Our revenues and profitability may decline if we are unable to obtain adequate supplies of raw materials in a timely manner and at a reasonable price.

     Our packaging operations require that we obtain adequate supplies of raw materials on a timely basis. Shortages in the supply of raw materials experienced by the semiconductor industry have in the past resulted in occasional price increases and delivery delays. For example, in 1999 and the first half of 2000, the industry experienced a shortage in the supply of advanced substrates used in ball grid array, or BGA, packaging. Raw materials such as advanced substrates are prone to supply shortages since such materials are produced by a limited number of suppliers such as IBIDEN Co., Ltd., Japan Circuit Industrial Co., Ltd. and Phoenix Precision Technology Corporation. Our merger with ASE Material and our joint venture with Compeq to establish ASE-Compeq Technologies, Inc. are expected to help improve our ability to obtain advanced substrates on a timely basis and at a reasonable cost. However, we do not expect that our internal substrates operations, even after the ASE Material merger and the formation of ASE-Compeq Technologies, Inc., to be able to meet all of our raw materials requirements. Consequently, we will remain dependent on market supply and demand for our raw materials. Recently, we have experienced a tightening in the market supply of raw materials, and the fire in May 2005 at our facilities in Chung Li, Taiwan has damaged a substantial portion of our production capacity of interconnect materials for use in our packaging operations. See "Item 8. Financial Information--Significant Changes" for a description of the fire. We cannot guarantee that we will not experience shortages in the near future or that we will be able to obtain adequate supplies of raw materials in a timely manner and at a reasonable price. Our revenues and net income could decline if we were unable to obtain adequate supplies of high quality raw materials in a timely manner or if there were significant increases in the costs of raw materials that we could not pass on to our customers. See "Item 5. Operating and Financial Review and Prospects--Operating Results and Trend Information--Raw Material Costs".

     Any environmental claims or failure to comply with any present or future environmental regulations, as well as any fire or other industrial accident, may require us to spend additional funds and may materially and adversely affect our financial condition and results of operations.

     We are subject to a variety of laws and regulations relating to the use, storage, discharge and disposal of chemical by-products of, and water used in, our packaging and interconnect materials production processes. Although we have not suffered material environmental claims in the past, the failure to comply with any present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of our operations. New regulations could require us to acquire costly equipment or to incur other significant expenses that we may not be able to pass on to our customers. For example, as a result of new restrictions in the European Union governing the use of hazardous substances, we expect that our customers will increasingly request that the materials used in our packaging processes be compliant with new European Union regulations, which will likely increase our raw material costs as a result. See "Item 4. Information on the

Company--Business Overview--Raw Materials and Suppliers--Packaging". Additionally, any failure on our part to control the use, or adequately restrict the discharge, of hazardous substances could subject us to future liabilities that may have a material adverse effect on our financial condition and results of operations.

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

     Under currently effective accounting principles, we are required to evaluate our equipment, goodwill and other indefinite-lived assets for possible impairment whenever there is an indication of impairment. If certain criteria are met, we are required to record an impairment charge. As a result of an impairment test performed for 2002, we took an impairment loss of NT$1,225.6 million for equipment held by ASE Test for the year ended December 31, 2002. No impairment charges with regards to our equipment were recorded for the years ended December 31, 2003 and 2004. We can give no assurance that additional impairment charges will not be required in periods subsequent to December 31, 2004.

     As a result of standards under U.S. GAAP that became effective on January 1, 2002, we are no longer permitted to amortize remaining goodwill. Starting from January 2002, all goodwill must be tested at least annually for impairment under U.S. GAAP. As a result of an impairment test performed for 2002 under U.S. GAAP, we wrote off the remaining goodwill of NT$2,213.0 million associated with our purchase of shares of ASE Test for the year ended December 31, 2002. No impairment charges relating to our goodwill were required to be recognized for the year ended December 31, 2003. We recognized an impairment charge in 2004 under U.S. GAAP of NT$1,337.7 million (US$42.1 million) for goodwill relating to our purchase of shares of ISE Labs. As of December 31, 2004, 2003 and 2002, goodwill under U.S. GAAP amounted to NT$3,330.9 million (US$104.9 million), NT$3,100.7 million and NT$3,227.0 million, respectively. Any goodwill impairment charge required under U.S. GAAP may have a material adverse effect on our financial condition and results of operations on a U.S. GAAP reconciled basis.

     For the year ended December 31, 2004, we adopted ROC SFAS No. 35, "Impairment of Assets". In addition to yearly amortization, under ROC SFAS No. 35, goodwill is also evaluated at least annually to determine if it is impaired. As a result of our annual impairment review, under ROC GAAP, we recognized an impairment charge of NT$1,950.1 million (US$61.4 million) in 2004 for goodwill relating to our purchase of shares of ASE Test and ISE

Labs. Under ROC GAAP, total goodwill amortization amounted to NT$877.6 million (US$27.6 million), NT$819.3 million and NT$815.6 million in 2004, 2003 and 2002, respectively. Any goodwill impairment charge required under ROC GAAP may have a material adverse effect on our financial condition and results of operations.

     We are unable to estimate the extent and timing of goodwill impairment charges for future periods. The determination of an impairment charge at any given time is based significantly on our expected results of operations over a number of years subsequent to that time. As a result, an impairment charge is more likely to occur during a period in which our operating results and outlook are otherwise already depressed.

     Terrorist attacks, such as the attacks that occurred on September 11, 2001, military action in Iraq and general instability in the Middle East may adversely affect the markets in which we operate, our operations and our profitability.

     The attacks of September 11, 2001 and subsequent events, including military action in Iraq, have caused volatility in the world financial markets and have led, and may continue to lead to, further armed hostilities, prolonged military action in Iraq, or further acts of terrorism in the United States or abroad, which could cause further instability in financial markets. These developments could have an adverse impact on, among other things, our ability to expand the market for our services, obtain financing as needed and enter into strategic relationships, and, depending on their magnitude, could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Risks Relating to Taiwan, ROC

     Strained relations between the ROC and the PRC could negatively affect our business and the market value of your investment.

     Our principal executive offices and our principal packaging and testing facilities are located in Taiwan and approximately 69.8%, 77.0% and 77.4% of our net revenues in 2004, 2003 and 2002, respectively, were derived from our operations in Taiwan. The ROC has a unique international political status. The government of the PRC asserts sovereignty over all of China, including Taiwan, and does not recognize the legitimacy of the ROC government. Although significant economic and cultural relations have been established in recent years between the ROC and the PRC, relations have often been strained and the government of the PRC has indicated that it may use military force to gain control over Taiwan in some circumstances, such as the declaration of independence by the ROC. Relations between the ROC and the PRC have been particularly strained in recent years. On March 14, 2005, the PRC adopted an anti-secession law which states that the PRC may use non-peaceful means and other necessary measures if Taiwan formally declares its independence or if the PRC determines that there is no possibility for a peaceful reunification. Political uncertainty could adversely affect the prices of our common shares and ADSs. Relations between the ROC and the PRC and other factors affecting the political or economic conditions in Taiwan could have a material adverse effect on our financial condition and results of operations, as well as the market price and the liquidity of our common shares and ADSs.

     Currently, we manufacture interconnect materials as well as provide module assembly services from time to time in the PRC through our wholly-owned subsidiary, ASE Shanghai. See "Item 4. Information on the Company--Organizational Structure--Our Consolidated Subsidiaries--ASE Shanghai". The ROC government currently restricts certain types of investments by ROC companies, including ourselves, in the PRC, and such restrictions include limitations on investments in facilities for the packaging and testing of semiconductors. We do not know when or if such laws and policies governing investment in the PRC will be further amended, and we cannot assure you that such ROC investment laws and policies will permit us to make further investments in the PRC in the future that we consider beneficial to us. Our growth prospects and profitability may be adversely affected if we are restricted from making certain additional investments in the PRC and are not able to fully capitalize on the growth of the semiconductor industry in the PRC.

     As a substantial portion of our business and operations is located in Taiwan, we are vulnerable to earthquakes, typhoons, drought and other natural disasters, as well as power outages and other industrial incidents, which could severely disrupt the normal operation of our business and adversely affect our results of operations.

     Taiwan is susceptible to earthquakes and has experienced severe earthquakes which caused significant property damage and loss of life, particularly in the central and eastern regions of Taiwan. Earthquakes have damaged production facilities and adversely affected the operations of many companies involved in the semiconductor and other industries. We have never experienced structural damage to our facilities and damage to our machinery and equipment as a result of these earthquakes. In the past, however, we have experienced interruptions to our production schedule primarily as a result of power outages caused by earthquakes.

     Taiwan is also susceptible to typhoons, which may cause damage and business interruptions to companies with facilities located in Taiwan. In 2001, Taiwan experienced severe damage from typhoons, including a typhoon on September 16 that caused over 100 deaths, severe flooding and extensive damage to property and businesses. In the third quarter of 2004, a typhoon caused a partial interruption for approximately two weeks in our water supply at ASE Chung Li's substrate operations.

     We are dependent upon water for our packaging and substrates operations and a drought could interrupt such operations. In May 2002, Taiwan experienced a severe drought. Although we were not affected by the May 2002 drought directly, a drought may interrupt the manufacturing process of the foundries located in Taiwan, in turn disrupting some of our customers' production, which could result in a decline in the demand for our services. In addition, the supply of electrical power in Taiwan, which is primarily provided by Taiwan Power Company, the state-owned electric utility, is susceptible to disruption that could be prolonged and frequent, caused by overload as a result of high demand or other reasons.

     Our production facilities as well as many of our suppliers and customers and providers of complementary semiconductor manufacturing services, including foundries, are located in Taiwan. If our customers are affected by an earthquake, a typhoon, a drought or other natural disasters, or power outage or other industrial incidents, it could result in a decline in the demand for our packaging and testing services. If our suppliers and providers of complementary semiconductor manufacturing services are affected, our production schedule could be interrupted or delayed. As a result, a major earthquake, typhoon, drought, or other natural disasters in Taiwan, or power outage or other industrial incidents could severely disrupt the normal operation of business and have a material adverse effect on our financial condition and results of operations.

     Any recurrence of SARS or outbreak of avian flu or other contagious disease may have an adverse effect on the economies of certain Asian countries and may adversely affect our results of operations.

     In the first half of 2003, the PRC, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries encountered an outbreak of severe acute respiratory syndrome, or SARS, which is a highly contagious form of atypical pneumonia. The SARS outbreak had an adverse effect on our results of operations for the first half of 2003, primarily due to the lower than expected demand for our packaging and testing services that resulted from the adverse effect of such SARS outbreak on the level of economic activity in the affected regions. Additionally, the World Health Organization, or WHO, reported in January 2005 that "during 2004, large parts of Asia experienced unprecedented outbreaks of highly pathogenic avian influenza, caused by the H5N1 virus," which moved the world closer than any time since 1968 to an influenza pandemic "with high morbidity, excess mortality, and social and economic disruption." There is no guarantee that an outbreak of SARS, avian flu or other contagious disease will not occur again in the future and that any future outbreak of SARS, avian flu or other contagious disease or the measures taken by the governments of the ROC, Hong Kong, the PRC or other countries against such potential outbreaks, will not seriously interrupt our production operations or those of our suppliers and customers, which may have a material adverse effect on our results of operations. The perception that an outbreak of SARS, avian flu or other contagious disease may occur again may have an adverse effect on the economic conditions of certain countries in Asia.

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

     In addition, under current ROC law, such withdrawing holder is required to appoint a local agent in the ROC to, among other things, open a bank account, open an account with the Taiwan Securities Central Depository Co., Ltd., open a securities trading account with a local securities brokerage firm, pay taxes, remit funds and exercise such holder's rights as a shareholder. Furthermore, such withdrawing holder must appoint a local bank to act as custodian for confirmation and settlement of trades, safekeeping of securities and cash proceeds and reporting and declaration of information. Without satisfying these requirements, non-ROC holders of ADSs that withdraw and hold the common shares represented thereby would not be able to hold or otherwise transfer the common shares on the Taiwan Stock Exchange or otherwise.

     In addition, non-ROC holders of common shares will be required to register with the Taiwan Stock Exchange in order to buy and sell securities on the Taiwan Stock Exchange prior to withdrawing common shares.

     The market value of your investment may fluctuate due to the volatility of the ROC securities market.

     The ROC securities market is smaller and more volatile than the securities markets in the United States and in many European countries. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and volumes of sales of listed securities and there are currently limits on the range of daily price movements on the Taiwan Stock Exchange. The Taiwan Stock Exchange Index peaked at 12,495.3 in February 1990, and subsequently fell to a low of 2,560.5 in October 1990. On April 29, 2005, the Taiwan Stock Exchange Index closed at 5,818.1. The Taiwan Stock Exchange has experienced problems such as market manipulation, insider trading and payment defaults. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of ROC companies, including the common shares and the ADSs, in both the domestic and the international markets.

     Holders of common shares and ADSs may incur dilution as a result of the practice among ROC technology companies of issuing stock bonuses and stock options to employees.

     Similar to other ROC technology companies, we issue bonuses from time to time in the form of common shares valued at par under our employee stock bonus plan. In 2004, we granted an aggregate of 15,427,203 common shares as stock bonuses with an aggregate value of NT$154.3 million (US$4.9 million). In addition, under the revised ROC Company Law we may, upon approval from our board of directors and the ROC Securities and Futures Bureau (formerly known as the Securities and Futures Commission), establish employee stock option plans. We currently maintain two employee stock option plans pursuant to which our full-time employees and the full-time employees of our domestic and foreign subsidiaries are eligible to receive stock option grants. As of December 31, 2004, 284,885,000 options have been granted. See "Item 6. Directors, Senior Management and Employees--Compensation--ASE Inc. Employee Bonus and Stock Option Plans". The issuance of our common shares pursuant to stock bonuses or stock options may have a dilutive effect on the holders of outstanding common shares and ADSs.

     Restrictions on the ability to deposit our common shares into our ADS facility may adversely affect the liquidity and price of our ADSs.

     The ability to deposit common shares into our ADS facility is restricted by ROC law. A significant number of withdrawals of common shares underlying our ADSs would reduce the liquidity of the ADSs by reducing the number of ADSs outstanding. As a result, the prevailing market price of our ADSs may differ from the prevailing market price of our common shares on the Taiwan Stock Exchange. Under current ROC law, no person or entity, including you and us, may deposit our common shares in our ADS facility without specific approval of the ROC Securities and Futures Bureau, unless:

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

     With respect to item (4) above, the depositary may issue ADSs against the deposit of those common shares only if the total number of ADSs outstanding following the deposit will not exceed the number of ADSs previously approved by the ROC Securities and Futures Bureau, plus any ADSs issued pursuant to the events described in subparagraphs (1), (2) and (3) above.

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

     We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement, the depositary will not offer holders of ADSs those rights unless both the distribution of the rights and the underlying securities to all our ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. Although we may be eligible to take advantage of certain exemptions under the Securities Act available to certain foreign issuers for rights offerings, we can give no assurances that we will be able to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement for any of these rights. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings.

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

     On August 1, 2004, ASE Chung Li and ASE Material merged with and into ASE Inc. pursuant to a merger agreement dated October 28, 2003, with ASE Inc. as the surviving corporation. The merger was consummated by means of a share exchange pursuant to which the respective shareholders of ASE Chung Li and ASE Material, other than ourselves but including our subsidiaries ASE Test and ASE Test Taiwan, received our common shares in exchange for the common shares of each of ASE Chung Li and ASE Material. 282,315,437 common shares were issued in connection with the merger, representing approximately 7.9% of our outstanding shares as of October 28, 2003 before giving effect to such issuance. Of these shares, the 149,175,000 common shares issued to ASE Test, our consolidated subsidiary, are subject to certain transfer restrictions and are available for resale in accordance with the rules and regulations of the Taiwan Stock Exchange. See "Item 10. Additional Information--Articles of Incorporation--Transfer Restrictions--Common Shares Issued to Substantial Shareholders in Connection with a Merger". The 5,000,000 common shares issued to ASE Test Taiwan are not subject to transfer restrictions under the rules and regulations of the Taiwan Stock Exchange. In order to comply with Singapore law, trusts have been set up to hold and dispose of our shares issued to ASE Test and ASE Test Taiwan in connection with our merger with ASE Chung Li and ASE Material. See "Item 7. Major Shareholders and Related Party Transactions--Related Party Transactions".

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

     ASE Chung Li and ASE Korea

     In July 1999, we purchased Motorola's Semiconductor Products Sector operations in Chung Li, Taiwan and Paju, South Korea for the packaging and testing of semiconductors with principally communications, consumer and automotive applications. We acquired substantially all of the assets of ASE Chung Li for a base price of US$150.0 million in cash, consisting of an initial payment at closing and additional payments in installments contingent upon certain targets of revenue from packaging and testing services provided to Motorola being met. All such installments were paid by July 2004. We acquired 100% of the outstanding shares of ASE Korea for a base price of US$140.0 million in cash, consisting of an initial payment, with the remainder payable over five years. In addition to the combined base price of US$290.0 million, we also paid an aggregate of approximately US$60.1 million in cash to purchase capital assets at both facilities which were acquired after January 1, 1999 and specified inventories and cash positions. Under the acquisition agreements, we acquired a 70.0% interest in each of the two businesses, and ASE Test acquired the remaining 30.0% interest. This division of the investment reflected in part our estimate of the relative packaging and testing values at the facilities.

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

     Universal Scientific

     From February through July of 1999, we purchased 22.6% of the outstanding shares of Universal Scientific for approximately NT$3,532.5 million, principally through open market purchases on the Taiwan Stock Exchange. We subsequently increased our holding to 23.3% following open market purchases of additional shares in July and August of 2000. As of May 31, 2005, we held 23.3% of Universal Scientific's outstanding equity shares. Six out of the nine directors on the Universal Scientific board of directors, including the chairman, are our representatives.

     Acquisition of NEC's Packaging and Testing Operations in Yamagata, Japan

     On February 3, 2004, we and J&R Holding Limited, our wholly-owned subsidiary, entered into a share sale and purchase agreement with NEC Electronics Corporation, or NEC, and NEC Yamagata, Ltd. in connection with the acquisition of the semiconductor packaging and testing business of NEC Yamagata, a wholly-owned subsidiary of NEC. The acquisition was completed on May 31, 2004 and the purchase price, after accounting for certain purchase price adjustments, was approximately US$25.6 million. The acquisition was consummated by means of a company split under the Japanese Commercial Code through which the packaging and testing business of NEC Yamagata was transferred to a company formed by NEC Yamagata named ASE Japan Co., Ltd. Pursuant to the terms and conditions of the share sale and purchase agreement, all of the issued and outstanding shares of ASE Japan were purchased by J&R Holding Limited, and ASE Japan now owns and operates the semiconductor packaging and testing business acquired from NEC Yamagata. In connection with the acquisition, we and ASE Japan also entered into a packaging and testing services agreement with NEC to provide packaging and testing services to NEC for an initial period of four years after the completion of the acquisition.

     Merger with ASE Chung Li and ASE Material

     On October 28, 2003, we entered into a merger agreement with ASE Chung Li and ASE Material, pursuant to which ASE Chung Li and ASE Material merged with us on August 1, 2004. We are the surviving corporation. Upon the completion of the merger, all of the assets and liabilities of ASE Chung Li and ASE Material are owned and have been assumed by us, and the operations of ASE Chung Li and ASE Material have been integrated with our operations.

     The merger was consummated by means of a share exchange pursuant to which the respective shareholders of ASE Chung Li and ASE Material, other than ourselves but including our subsidiaries J&R Holding Limited, ASE Test and ASE Test Taiwan, received our common shares in exchange for the common shares of each of ASE Chung Li and ASE Material. 282,315,437 common shares were issued in connection with the merger, representing 7.9% of our outstanding shares as of October 28, 2003 before giving effect to such issuance.

     As of October 28, 2003, 57.6% of the outstanding common shares of ASE Chung Li was held by us, 14.8% was held by J&R Holding Limited, our wholly-owned subsidiary, and 27.6% was held by ASE Test, our consolidated subsidiary. Pursuant to the merger agreement, all of the common shares of ASE Chung Li held by shareholders of ASE Chung Li, other than ourselves but including our subsidiaries J&R Holding Limited, ASE Test and ASE Test Taiwan, were exchanged for our common shares at an exchange ratio of 0.85 ASE Inc. common share per ASE Chung Li common share. In connection with the merger, we issued 79,914,225 common shares to J&R Holding Limited, 149,175,000 common shares to ASE Test and four common shares to certain individuals who were the original shareholders of ASE Chung Li. See "Item 7. Major Shareholders and Related Party Transactions--Related Party Transactions". The merger with ASE Chung Li had a transaction value of approximately NT$7,101.8 million (US$223.7 million), based on NT$31.00 per ASE Inc. common share, which was the average of the closing prices of our common shares on the Taiwan Stock Exchange for two days prior to and following October 28, 2003.

     As of October 28, 2003, 57.4% of the outstanding common shares of ASE Material was held by us and 4.0% was held by ASE Test Taiwan, with the remaining 38.6% held by the management and employees of ASE Material and ASE Inc., our affiliates, and others. Pursuant to the merger agreement, all of the common shares of ASE Material held by these shareholders other than ourselves were exchanged for our common shares at an exchange ratio of 0.50 ASE Inc. common share per ASE Material common share. In connection with the merger, we issued 53,226,208 common shares to these shareholders of ASE Material. The merger with ASE Material had a transaction value of approximately NT$1,650.0 million (US$52.0 million), based on NT$31.00 per ASE Inc. common share, which was the average of the closing prices of our common shares on the Taiwan Stock Exchange for two days prior and following October 28, 2003. See "Item 7. Major Shareholders and Related Party Transactions--Related Party Transactions".

     Joint Venture with Compeq Manufacturing Co. Ltd.

     On October 28, 2003, we entered into a joint venture agreement with Compeq to establish ASE-Compeq Technologies, Inc. to focus on the design and production of interconnect materials for packaging semiconductors. Pursuant to the joint venture agreement, we own 60% of the equity interest in ASE-Compeq Technologies, Inc. and Compeq owns the remaining 40%. As of May 31, 2005, we had invested NT$12 million (US$0.4 million) in ASE-Compeq Technologies, Inc. Our Chairman, Jason C.S. Chang, serves as the Chairman of ASE-Compeq Technologies, Inc. The joint venture has been approved by the ROC Fair Trade Commission and was incorporated in January 2004. The initial focus of ASE-Compeq Technologies, Inc. is on meeting our substrates requirements by providing us access to Compeq's production capacity and expertise, know-how and engineering capabilities in the design and production of advanced substrates and gradually expand its customer base to include integrated device manufacturers and other backend subcontractors. ASE-Compeq Technologies, Inc. will initially utilize Compeq's existing facilities in Ta Yuan, Taiwan.

     Acquisition of ASE (U.S.) Inc.

     In order to decrease our dependence upon sales agents for sales and customer service in North America and Europe, in July 2004, we, through our subsidiary J&R Holding Limited, purchased all of the outstanding shares of ASE (U.S.) Inc. from Y.C. Hsu, ASE (U.S.) Inc.'s sole shareholder, for a purchase price of US$4.6 million. ASE (U.S.) Inc. is now our wholly-owned subsidiary through which we provide sales and customer service in North American and Europe. See "--Business Overview--Sales and Marketing--Sales and Customer Service Agents".

BUSINESS OVERVIEW

     Together with our subsidiary ASE Test, we are the world's largest independent provider of semiconductor packaging and testing services based on 2004 revenues. Our services include semiconductor packaging, design and production of interconnect materials, front-end engineering testing, wafer probing and final testing services. We believe that, as a result of the following, we are better positioned than our competitors to meet the requirements of semiconductor companies worldwide for outsourced packaging and testing services across a wide range of end-use applications:

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

     Our global base of over 200 customers includes leading semiconductor companies across a wide range of end-use applications:

     o  Agilent Technologies, Inc.    o  NEC Electronics Corporation
     o  Altera Corporation            o  NVIDIA Corporation
     o  ATI Technologies, Inc.        o  ON Semiconductor Corp.
     o  Conexant Systems, Inc.        o  Philips Semiconductors Inc.
     o  Freescale Semiconductor,      o  Qualcomm Incorporated
          Inc. (formerly the          o  RF Micro Devices, Inc.
          semiconductor operations    o  Silicon Integrated Systems Corp.
          of Motorola, Inc.)          o  STMicroelectronics N.V.
     o  IBM Corporation               o  Sunplus Technology Co., Ltd.
     o  LSI Logic Corporation         o  VIA Technologies, Inc.


Industry Background

     General

     Semiconductors are the basic building blocks used to create an increasing variety of electronic products and systems. Continuous improvements in semiconductor manufacturing processes and design technologies have enabled manufacturers to produce smaller, more complex and more reliable semiconductors at a lower cost per function. These improvements have resulted in significant performance and price benefits to manufacturers of electronic systems. As a result, semiconductor demand has grown substantially in our primary end-user markets for communications, personal computers and consumer electronics, and has experienced increased growth in other markets such as automotive products, industrial automation and control systems.

     The semiconductor industry is characterized by strong long-term growth, with periodic and sometimes severe cyclical downturns. The Semiconductor Industry Association estimates that worldwide sales of semiconductors increased from approximately US$51 billion in 1990 to US$213 billion in 2004. The semiconductor industry experienced strong growth between 1992 and 1995 and between 1998 and 2000, with declines between 1996 and the first half of 1997 as well as in 1998. Starting from the fourth quarter of 2000, the semiconductor industry experienced a severe downturn due to a slowdown in the global economy, overcapacity in the semiconductor industry and worldwide inventory adjustment. The semiconductor industry started to show signs of a modest recovery in 2002, primarily as a result of inventory replenishment and the introduction of new products. This modest recovery, evident in 2002 and 2003, strengthened in 2004 and is expected to maintain its strength throughout most of 2005, according to the Semiconductor Industry Association. We believe that the pattern of long-term growth and cyclical fluctuations will continue in the semiconductor industry.

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

   Since the recent industry downturn beginning in the fourth quarter of 2000, semiconductor companies have significantly reduced their investment in in-house packaging and testing technologies and capacity. As a result, some semiconductor companies may have limited in-house expertise and capacity to accommodate large orders following a recovery in demand, particularly in the area of advanced technology. We expect semiconductor companies to increasingly outsource their packaging and testing requirements to take advantage of the advanced technology and scale of operations of independent packaging and testing companies.

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

     Gartner Dataquest forecasts that the total outsourced semiconductor packaging market will grow from US$8.2 billion in 2003 to US$21.3 billion in 2009. Gartner Dataquest also forecasts that the total outsourced semiconductor testing market will grow from US$2.3 billion in 2003 to US$6.5 billion in 2009.

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

                               [GRAPHICS OMITTED]


     We are involved in all stages of the semiconductor manufacturing process except circuit design and wafer fabrication.

                Process                                Description
---------------------------------------- ---------------------------------------
Circuit Design.......................... The design of a semiconductor is developed by laying out circuit
                                         components and interconnections. A
                                         complex circuit may be designed with as
                                         many as 20 layers of patterns or more.

Front-End Engineering Test.............. Throughout and following the design process, prototype semiconductors
                                         undergo front-end engineering testing,
                                         which involves software development,
                                         electrical design validation,
                                         reliability and failure analysis.

Wafer Fabrication....................... Process begins with the generation of a photomask through the definition of
                                         the circuit design pattern on a
                                         photographic negative, known as a
                                         mask, by an electron beam or laser
                                         beam writer. These circuit patterns
                                         are transferred to the wafers using
                                         various advanced processes.

Wafer Probe............................. Each individual die is electrically tested, or probed, for defects. Dies
                                         that fail this test are marked to be

                Process                                Description
---------------------------------------- ---------------------------------------
                                         discarded.

Packaging............................... Packaging, also called assembly, is the processing of bare semiconductors
                                         into finished semiconductors and
                                         serves to protect the die and
                                         facilitate electrical connections and
                                         heat dissipation. The patterned
                                         silicon wafers received from our
                                         customers are diced by means of
                                         diamond saws into separate dies, also
                                         called chips. Each die is attached to
                                         a leadframe or a laminate (plastic or
                                         tape) substrate by epoxy resin. A
                                         leadframe is a miniature sheet of
                                         metal, generally made of copper and
                                         silver alloys, on which the pattern of
                                         input/output leads has been cut. On a
                                         laminate substrate, typically used in
                                         BGA packages, the leads take the shape
                                         of small bumps or balls. Leads on the
                                         leadframe or the substrate are
                                         connected by extremely fine gold wires
                                         or bumps to the input/output terminals
                                         on the chips, through the use of
                                         automated machines known as "bonders".
                                         Each chip is then encapsulated,
                                         generally in a plastic casing molded
                                         from a molding compound, with only the
                                         leads protruding from the finished
                                         casing, either from the edges of the
                                         package as in the case of the
                                         leadframe-based packages, or in the
                                         form of small bumps on a surface of
                                         the package as in the case of BGA or
                                         other substrate-based packages.

Final Test.............................. Final testing is conducted to ensure that the packaged semiconductor meets
                                         performance specifications. Final
                                         testing involves using sophisticated
                                         testing equipment known as testers and
                                         customized software to electrically
                                         test a number of attributes of
                                         packaged semiconductors, including
                                         functionality, speed, predicted
                                         endurance and power consumption. The
                                         final testing of semiconductors is
                                         categorized by the functions of the
                                         semiconductors tested into
                                         logic/mixed-signal final testing and
                                         memory final testing. Memory final
                                         testing typically requires simpler
                                         test software but longer testing time
                                         per device tested.

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

     Maintain Our Focus on Providing a Complete Range of Semiconductor Packaging and Testing Services

     We believe that an important factor in our ability to attract leading semiconductor companies as our customers has been our ability to provide turnkey services on a large scale. Turnkey services consist of the integrated packaging, testing and direct shipment of semiconductors to end users designated by our customers. As part of our integrated packaging solution, we also design and produce advanced and cost-competitive interconnect materials, substantially all of which are for internal use in our packaging operations. As a result of our technical expertise and large production capacity in both packaging and testing, we are able to provide turnkey services on a large scale. As product lives and production cycles shorten and packaging and testing technologies advance more rapidly, our customers increasingly value our ability to work with them as an integral and strategic partner in the development of their products. The front-end engineering testing expertise of ISE Labs has greatly enhanced our ability to participate in the earlier stages of circuit design and the semiconductor manufacturing process. Our establishment of ASE Material in 1997 for the design and production of interconnect materials, such as substrates and leadframes, has provided us with expertise in interconnect materials technology, which has become increasingly critical for our customers both in terms of cost and production cycle time. With the merger of ASE Material into us in 2004, we believe we are better positioned to provide effective and efficient service to our customers.

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

     We intend to continue to focus on developing and enhancing our existing interconnect materials capabilities, both through our interconnect materials operations (formerly operated by ASE Material prior to its merger with us), and through our joint venture with Compeq. We expect that interconnect materials will become an increasingly important value-added component of the semiconductor packaging business as packaging technology migrates from the traditional wire bonding process towards the flip-chip wafer bumping process and interconnect materials such as advanced substrates represent a higher percentage of the cost of the packaging process. By focusing on the design and production of interconnect materials, we plan to capture most of the value added components of the packaging business and lead the migration in packaging technology. In 2004, our interconnect materials operations supplied approximately one-half of our consolidated substrate requirements by value. We intend to capture more of the value-added components of the packaging business by increasing the percentage of our substrate requirements obtained from our own operations and through our joint venture with Compeq. We believe that our merger with ASE Material will further strengthen our ability to provide turnkey services that incorporate interconnect materials to our customers and finance the growth of the interconnect materials business. In addition, we expect that our joint venture with Compeq will further strengthen our capabilities in the interconnect materials business by providing us access to Compeq's production capacity and expertise, know-how and engineering capability in the design and production of advanced substrates.

     We intend to continue to strengthen our capabilities in testing complex, high-performance semiconductors. In particular, we plan to focus on testing logic/mixed-signal semiconductors that are characterized by very high clock speeds, high pin count and high levels of integration.

     The increasing miniaturization of semiconductors and the growing complexity of interconnect technology have also resulted in the blurring of the traditional distinctions among assembly at different levels of integration: chip, module, board and system. We currently provide module assembly services primarily at our facilities in Malaysia, Korea and the PRC. Our controlling interest in Universal Scientific has provided us with access to process and product technologies at the levels of module, board and system assembly and test, which helps us to better anticipate industry trends and take advantage of potential growth opportunities.

     Strategically Expand Production Capacity

     We intend to strategically expand our production capacity, both through internal growth and through selective acquisitions and joint ventures, with a focus on providing more advanced packaging and testing services, which we believe present greater opportunities to achieve higher growth in our revenues and higher margins. We believe that the demand for advanced semiconductor packaging and testing services will grow at a faster pace than demand for traditional packaging and testing services. The gradual upturn in the demand for advanced packaging and testing services is partially due to the trend of integrated device manufacturers outsourcing their manufacturing requirements for advanced packaging and testing services rather than undertaking the high capital investment costs of maintaining in-house advanced packaging and testing capabilities. Packaging and testing services for more advanced semiconductors also generally have higher margins for two reasons. First, as the packaging and testing of advanced semiconductors become more complex, requiring greater expertise in process and technology, such services typically command higher average selling prices. Second, we have been able to achieve higher utilization rates for the equipment we use for more advanced packaging and testing, compared to other equipment that we maintain. We believe that our technical expertise, as well as our scale of operations and financial position, which had enabled us to continue to make investments in more advanced packaging and testing equipment even in times of market downturn, have enabled us to attract a greater proportion of the demand for more advanced packaging and testing services.

     We evaluate acquisition opportunities on the basis of access to new markets and technology, the enhancement of our production capacity, economies of scale and management resources, and closer proximity to existing and potential customers. In 1999, we acquired ISE Labs, an independent testing company with operations in California, Texas, Hong Kong and Singapore. Through combining the front-end engineering testing capabilities of ISE Labs with our existing final testing capabilities, we are able to provide our customers with complete semiconductor testing solutions. In 1999, we acquired the semiconductor packaging and testing operations of Motorola, Inc. located in Chung Li, Taiwan and Paju, South Korea, which enabled us to expand our capacity and gain access to specialized packaging and testing technologies with a focus on wireless communications and automotive end-products. In February 2004, we acquired NEC's semiconductor packaging and testing operations located in Yamagata, Japan, which enabled us to expand our capacity and gain access to the Japanese market and advanced packaging and testing facilities and know-how.

     Continue to Leverage Our Presence in Key Centers of Semiconductor and Electronics Manufacturing

     We intend to continue leveraging our presence in key centers of semiconductor and electronics manufacturing to further grow our business. We have significant packaging and testing operations in Taiwan, currently the largest center for outsourced semiconductor manufacturing in the world. This presence enables our engineers to work closely with our customers as well as foundries and other providers of complementary semiconductor manufacturing services early in the semiconductor design process, enhances our responsiveness to the requirements of our customers and shortens production cycles. In addition, as a turnkey service provider, we are able to offer in Taiwan packaging and testing services, including interconnect materials solutions, all within relatively close geographic proximity to our customers, complementary service providers and the end users of our customers' products. In addition to our current operations, we intend to expand our packaging, testing and interconnect materials operations in Chung Li, Taiwan to better serve our customers located in northern Taiwan and customers who request that we maintain the capability of packaging and testing their products at more than one location in Taiwan.

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

Principal Products and Services

     We offer a broad range of advanced semiconductor packaging and testing services. Our package types employ either leadframes or substrates as interconnect materials. The semiconductors we package are used in a wide range of end-use applications, including communications, personal computers, consumer electronics, industrial, automotive and other applications. Our testing services include front-end engineering testing, which is performed during and following the initial circuit design stage of the semiconductor manufacturing process, wafer probe, final testing and other related semiconductor testing services. We focus on packaging and testing logic semiconductors. We offer our customers turnkey services which consist of packaging, testing and direct shipment of semiconductors to end users designated by our customers. In 2004, 2003 and 2002, our packaging revenues, including revenues from module assembly, accounted for 79.2%, 78.6% and 77.9% of our net revenues, respectively, and our testing revenues accounted for 20.2%, 21.2% and 22.1% of our net revenues, respectively.

     Packaging Services

     We offer a broad range of package types to meet the requirements of our customers, with a focus on advanced packaging solutions. Within our portfolio of package types, we focus on the packaging of semiconductors for which there is expected to be strong demand. These include advanced leadframe-based package types such as quad flat package, thin quad flat package, bump chip carrier and quad flat no-lead package, and package types based on substrates, such as flip-chip BGA and other BGA types as well as other advanced packages such as wafer-bumping products. We are among the leaders in such advanced packaging processes and technologies and are well positioned to lead the technology migration in the semiconductor packaging industry.

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

                         Number
                         of
     Package Types       Leads        Description         End-Use Applications
----------------------   -----  ----------------------  -----------------------
Quad Flat Package
(QFP)/ Thin Quad Flat    44-256 Designed for advanced    Multimedia
Package (TQFP)........          processors and           applications, cellular
                                controllers,             phones, personal
                                application-specific     computers, automotive
                                integrated circuits and  and industrial
                                digital signal           products, hard disk
                                processors.              drives, communication
                                                         boards such as
                                                         ethernet, integrated
                                                         services

                         Number
                         of
     Package Types       Leads        Description         End-Use Applications
----------------------   -----  ----------------------  -----------------------
                                                         digital network, and
                                                         notebook computers.

Quad Flat No-Lead
Package (QFN)/Microchip
Carrier (MCC).........   12-84  QFN, also known as MCC,  Cellular phones,
                                uses half-encapsulation  wireless local access
                                technology to expose     network, or wireless
                                the rear side of the     LAN, personal digital
                                die pad and the tiny     assistant devices and
                                fingers, which are used  digital cameras.
                                to connect the chip and
                                bonding wire with
                                printed circuit boards.

Bump Chip Carrier (BCC)  16-156 BCC packages use         Cellular phones,
                                plating metal pads to    wireless LAN, personal
                                connect with printed     digital assistant
                                circuit boards,          devices and digital
                                creating enhanced        cameras.
                                thermal and electrical
                                performance.
Small Outline Plastic
Package (SOP)/Thin
Small Outline Plastic     8-56  Designed for memory      Consumer audio/video
Package (TSOP)........          devices including        and entertainment
                                static random access     products, cordless
                                memory, or SRAM,         telephones, pagers,
                                dynamic random access    fax machines,
                                memory, or DRAM, fast    printers, copiers,
                                static RAM, also called  personal computer
                                FSRAM, and flash memory  peripherals,
                                devices.                 automotive parts,
                                                         telecommunications
                                                         products, recordable
                                                         optical disks and hard
                                                         disk drives.
Small Outline Plastic
J-Bend Package (SOJ)..   20-44  Designed for memory and  DRAM memory devices,
                                low pin-count            microcontrollers,
                                applications.            digital analog
                                                         conversions and
                                                         audio/video
                                                         applications.
Plastic Leaded Chip
Carrier (PLCC)........   28-84  Designed for             Personal computers,
                                applications that do     scanners, electronic
                                not require low-profile  games and monitors.
                                packages with high
                                density of
                                interconnects.
Plastic Dual In-line
Package (PDIP)........    8-64  Designed for consumer    Telephones,
                                electronic products.     televisions,
                                                         audio/video
                                                         applications and
                                                         computer peripherals.

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

     The following table sets forth our principal substrate-based packages.

                    Number
 Package Types     of Leads         Description           End-Use Applications
----------------   --------    ----------------------    ----------------------
Plastic BGA........ 5-1296      Designed for             Wireless products,
                                semiconductors which     cellular phones,
                                require the enhanced     global positioning
                                performance provided by  systems, notebook
                                plastic BGA, including   computers, disk drives
                                personal computer        and video cameras.
                                chipsets, graphic
                                controllers and
                                microprocessors,
                                application-specific
                                integrated circuits,
                                digital signal
                                processors and memory
                                devices.

Film BGA........... 100-280     Substrate-based package  Cellular phones,
                                that has higher          pagers, wireless
                                performance and lower    communications,
                                profile than plastic     digital signal
                                BGA.                     processors and
                                                         micro-controller
                                                         applications and high
                                                         performance disk
                                                         drives.

Cavity Down BGA.... 256-1140    Designed for memory      Cellular and other
                                devices such as flash    telecommunications
                                memory devices, SRAM,    products, wireless and
                                DRAM and FSRAM,          consumer systems,
                                microprocessors/controllepersonal digital
                                and high-value,          assistants, or PDAs,
                                application-specific     disk drives, notebook
                                integrated circuits      computers and memory
                                requiring a low          boards.
                                profile, light and
                                small package.

                    Number
 Package Types     of Leads         Description           End-Use Applications
----------------   --------    ----------------------    ----------------------
Stacked-Die BGA.... 44-591      Combination of multiple  Cellular phones, local
                                dies in a single         area networks, graphic
                                package enables package  and processors,
                                to have multiple         digital cameras and
                                functions within a       pagers.
                                small surface area.

Flip-Chip BGA...... 16-2401     Using advanced           High-performance
                                interconnect             networking, graphics
                                technology, the          and processor
                                flip-chip BGA package    applications.
                                allows higher density
                                of input/output
                                connection over the
                                entire surface of the
                                dies.  Designed for
                                high-performance
                                semiconductors that
                                require high density of
                                interconnects in a
                                small package.

Land Grid Array     10-72       Leadless package which   High frequency
(LGA).............. ..          is essentially a BGA     integrated circuits
                                package without the      such as wireless
                                solder balls.  Based on  communications
                                laminate substrate,      products, computers
                                land grid array          servers and personal
                                packages allow flexible  computer peripherals.
                                routing and are capable
                                of multichip module
                                functions.

     Module Assembly. We also offer module assembly services, which combine one or more packaged semiconductors with other components in an integrated module to enable increased functionality, typically using automated surface mount technology, or SMT, machines and other machinery and equipment for system-level assembly. End-use applications for modules include PDAs, wireless LAN applications, Bluetooth applications, camera modules, automotive applications and toys. Historically, the majority of our module assembly services was provided at our facilities in Malaysia to a customer for the assembly of camera modules used in handsets. We expect revenues from such services to decrease substantially in 2005 as such customer moves its camera module assembly in-house. We also provide module assembly services at our facilities in Korea for radio frequency and power amplifier modules used in wireless communications and automotive applications.

     Interconnect Materials. Interconnect materials connect the input/output on the semiconductor dies to the printed circuit board. Interconnect materials include leadframe, which is a miniature sheet of metal, generally made of copper and silver alloys, on which the pattern of input /output leads has been cut, and substrate, which is a multi-layer miniature printed circuit board. Interconnect materials are an important element of the electrical characteristics and overall performance of semiconductors. We produce both leadframes and substrates for use in our packaging operations. In 2004, our interconnect materials operations supplied approximately one-half of our consolidated substrate requirements by value.

     We expect substrates will become an increasingly important value-added component of the semiconductor packaging business. The demand for higher performance semiconductors in smaller packages will continue to spur the development of advanced substrates that can support the advancement in circuit design and fabrication. As a result, we believe that the market for substrates will grow and the cost of substrates as a percentage of the total packaging process will increase, especially for advanced packages such as flip-chip BGA packages. In the past, substrates we designed for our customers were produced by independent substrate manufacturers. In anticipation of the migration in packaging technology, we established ASE Material in 1997 to develop our capabilities in the design and production of interconnect materials for use in our packaging operations. On August 1, 2004, we merged ASE Material with and into us. We are the surviving corporation. In addition, on October 28, 2003, we established ASE-Compeq Technologies Inc., a joint venture with Compeq, to focus on the design and production of interconnect materials for packaging semiconductors. Through our merger with ASE Material and our joint venture with Compeq, we believe we can capture growth opportunities in the interconnect materials business as well as reduce the production cycle time for our customers by integrating substrate design and Compeq's existing production capacity into our packaging services. See "Item 3. Key Information--Risk Factors--Risk Relating to Our Business--If we are not successful in developing and enhancing our in-house interconnect materials capabilities, our margins and profitability may be adversely affected."

     The following table sets forth, for the periods indicated, the percentage of our packaging revenues accounted for by each principal type of packaging products or services.

                                              Year Ended December 31,
                                      ----------------------------------------
                                        2002           2003            2004
                                      ------------ -------------- ------------
                                         (percentage of packaging revenues)

  Advanced substrate and
    leadframe-based packages(1).        80.8%          78.5%           71.4%
  Traditional leadframe-based
    packages(2).................        11.0            7.4             7.8
  Module assembly...............         2.7            8.7            17.4
  Other.........................         5.5            5.4             3.4
                                      ------------ -------------- ------------
    Total.......................       100.0%         100.0%          100.0%
                                      ============ ============== ============
------------------
(1) Includes leadframe-based packages such as QFP/TQFP, QFN/MCC and BCC and substrate-based packages such as various BGA package types (including flip-chip and others) and LGA.

(2)  Includes leadframe-based packages such as SOP/TSOP, SOJ, PLCC and PDIP.

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

     The following table sets forth, for the periods indicated, the percentage of our testing revenues accounted for by each type of testing service.

                                              Year Ended December 31,
                                   --------------------------------------------
                                        2002           2003           2004
                                   --------------- ------------ ---------------
                                          (percentage of testing revenues)
Testing Services:
  Front-end engineering test....         7.4%           4.3%            3.6%
  Wafer probe...................         8.9           14.9            21.5
  Final test....................        83.7           80.8            74.9
                                   --------------- ------------ ---------------
    Total.......................       100.0%         100.0%          100.0%
                                   =============== ============ ===============

Seasonality

     See "Item 5. Operating and Financial Review and Prospects--Operating Results and Trend Information--Quarterly Net Revenues, Gross Profit and Gross Margin".

Sales and Marketing

     Sales and Marketing Offices

     We maintain sales and marketing offices in Taiwan, the United States, Austria, Belgium, Germany, Korea, Malaysia and Japan. Our sales and marketing offices in Taiwan, which are located in Hsinchu and Kaohsiung, are staffed with both our and ASE Test Taiwan's employees. We conduct marketing research through our customer service personnel and those of our sales agent and through our relationships with our customers and suppliers to keep abreast of market trends and developments. We also provide advice in the area of production process technology to our major customers planning the introduction of new products. In placing orders with us, our customers specify which of our facilities these orders will go to. Our customers conduct separate qualification and correlation processes for each of our facilities that they use. See "Item 4. Information on the Company--Business Overview--Sales and Marketing--Qualification and Correlation by Customers".

     Sales and Customer Service Agents

     Under commission agreements, each of ASE Inc., ASE Test Taiwan, ASE Korea and ASE Test Malaysia has appointed Gardex as the non-exclusive sales agent for its services and products worldwide. Gardex helps us identify customers and, within parameters set by us, negotiate price, delivery and other terms with our customers. Gardex currently focuses on markets outside of Asia. Purchase orders are placed directly with us by our customers. We currently pay Gardex a commission of between 0.4% and 0.5% of our sales outside of Asia, payable quarterly, depending on the amount of these sales. In 2004, 2003 and 2002, we paid US$8.3 million, US$6.7 million and US$5.6 million, respectively, in commissions to Gardex.

     Gardex is wholly-owned by Y.C. Hsu, who has had a long personal relationship with Jason C.S. Chang, our Chairman and Chief Executive Officer, that predates the founding of our company. We have maintained a business relationship with Gardex and its predecessors since 1985. Gardex currently performs services only for us and our subsidiaries. See "Item 3. Key Information--Risk Factors--We depend on our agent for a portion of our sales in North America and Europe. Any serious disruption in our relationship with our agent, or substantial loss in its effectiveness, could significantly reduce our revenues and profitability."

     Before we acquired ASE (U.S.) Inc. in July 2004, ASE (U.S.) Inc. was our non-exclusive agent that provided customer service and after-sales support to our customers in Europe and North America. See "Item 4. Information on the Company--History and Development of the Company--Acquisition of ASE (U.S.) Inc." In 2004, 2003 and 2002, we paid US$26.4 million, US$21.8 million and US$15.6 million, respectively, in fees and service charges to ASE (U.S.) Inc.

     Customers

     Our global base of over 200 customers includes leading semiconductor companies across a wide range of end-use applications:

     o  Agilent Technologies, Inc.    o  NVIDIA Corporation
     o  Altera Corporation            o  ON Semiconductor Corp.
     o  ATI Technologies, Inc.        o  Philips Semiconductors Inc.
     o  Conexant Systems, Inc.        o  Qualcomm Incorporated
     o  Freescale Semiconductor,      o  RF Micro Devices, Inc.
          Inc. (formerly the          o  Silicon Integrated Systems Corp.
          semiconductor operations    o  STMicroelectronics N.V.
          of Motorola, Inc.)          o  Sunplus Technology Co., Ltd.
     o  IBM Corporation

     o  LSI Logic Corporation         o  VIA Technologies, Inc.
     o  NEC Electronics Corporation


     Our five largest customers together accounted for approximately 34.7%, 34.8% and 39.6% of our net revenues in 2004, 2003 and 2002, respectively. Other than Motorola, Inc. in 2003 and 2002, no other customer accounted for more than 10% of our net revenues in 2003 or 2002. No customer accounted for more than 10% of our net revenues in 2004.

     We package and test for our customers a wide range of products with end-use applications in the communications, personal computers, consumer electronics, industrial and automotive sectors. The following table sets forth a breakdown of the percentage of our net revenues, for the periods indicated, by the principal end-use applications of the products which we packaged and tested.

                                                Year Ended December 31,
                                        ---------------------------------------
                                           2002          2003          2004
                                        ------------- -------------- ----------

  Communications....................        34.4%         34.9%         42.5%
  Personal computers................        35.4          35.7          29.8
  Consumer
    electronics/industrial/automotive       28.8          28.3          24.5
  Other.............................         1.4           1.1           3.2
                                        ------------- -------------- ----------
    Total...........................       100.0%        100.0%        100.0%
                                        ============= ============== ==========

     Many of our customers are leaders in their respective end-use markets. For example, we provide Freescale Semiconductor, Inc. (formerly the semiconductor operations of Motorola, Inc.), an industry leader in automotive and wireless communications semiconductor products, with most of its outsourced packaging and testing requirements. The following table sets forth some of our largest customers, in alphabetical order, categorized by the principal end-use applications of the products which we package and test for them.

                                                                Consumer
                                                        Electronics/Industrial/
   Communications           Personal Computers               Automotive
--------------------------  ------------------------  -------------------------
Agilent Technologies, Inc.  ATI Technologies, Inc.     Altera Corporation
Conexant Systems, Inc.      IBM Corporation            Freescale Semiconductor,
Freescale Semiconductor,    Marvell Technology Group   Inc. (formerly the
  Inc. (formerly the          Ltd.                       semiconductor
  semiconductor operations  NVIDIA Corporation           operations of Motorola,
  of Motorola, Inc.)        Silicon Integrated           Inc.)
NEC Electronics Corporation   Systems Corp.            LSI Logic Corporation
Philips Semiconductors Inc. VIA Technologies, Inc.     Micronas Semiconductor
Qualcomm Incorporated       Winbond Electronics          Holding AG
RF Micro Devices, Inc.        Corporation              NEC Electronics
STMicroelectronics N.V.                                  Corporation
                                                       ON Semiconductor Corp.
                                                       STMicroelectronics N.V.
                                                       Sunplus Technology Co.,
                                                         Ltd.


     We categorize our packaging and testing revenues geographically based on the country in which the customer is headquartered. The following table sets forth, for the periods indicated, the percentage breakdown by geographic regions of our packaging and testing revenues.

                                                Year Ended December 31,
                                        ---------------------------------------
                                           2002          2003          2004
                                        ----------- ----------- ---------------

  North America.............                59.1%         60.2%         58.2%
  Taiwan....................                24.9          27.0          21.6
  Europe....................                 6.1           8.3           8.2
  Other.....................                 9.9           4.5          12.0
                                        ----------- ----------- ---------------
    Total...................               100.0%        100.0%        100.0%
                                        =========== =========== ===============

     The majority of our testing revenues is accounted for by the testing of semiconductors that were also packaged at our packaging facilities. The balance represented testing revenues from customers who delivered packaged semiconductors directly to our facilities for testing services alone. A substantial minority of our packaging revenues is accounted for by the packaging of semiconductors which were subsequently tested at our facilities. We expect that more customers of our packaging facilities will begin to contract for our packaging and testing services on a turnkey basis.

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

Raw Materials and Suppliers

     Packaging

     The principal raw materials used in our packaging processes are interconnect materials such as leadframes and substrates, gold wire and molding compound. Interconnect materials, such as leadframes, substrates, gold wire and molding compound represented approximately 15.6%, 43.6%, 18.4% and 7.6%, respectively, of our total cost of packaging materials in 2004.

     The silicon die, which is the functional unit of the semiconductor to be packaged, is supplied in the form of silicon wafers. Each silicon wafer contains a number of identical dies. We receive the wafers from the customers or the foundries on a consignment basis. Consequently, we generally do not incur inventory costs relating to the silicon wafers used in our packaging process.

     We do not maintain large inventories of leadframes, substrates, gold wire or molding compound, but generally maintain sufficient stock of each principal raw material for approximately one month's production based on blanket orders and rolling forecasts of near-term requirements received from customers. In addition, several of our principal suppliers dedicate portions of their inventories, typically in amounts equal to the average monthly amounts supplied to us, as reserves to meet our production requirements. However, shortages in the supply of materials experienced by the semiconductor industry have in the past resulted in occasional price adjustments and delivery delays. For example, in the first half of 2000, the industry experienced a shortage in the supply of advanced substrates used in BGA packages, which, at the time, were only available from a limited number of suppliers located primarily in Japan. Recently, we have experienced a tightening in the market supply of raw materials, and the fire in May 2005 at our facilities in Chung Li, Taiwan has damaged a substantial portion of our production capacity of interconnect materials for use in our packaging operations. See "Item 8. Financial Information--Significant Changes" for a description of the fire. We cannot guarantee that we will not experience shortages in the near future or that we will be able to obtain adequate supplies of raw materials in a timely manner and at a reasonable price. In the event of a shortage, we generally inform our customers and work together to accommodate changes in delivery schedules. See "Item 4. Information on the Company--Business Overview--Strategy--Continue to Focus on Advanced Technological, Processing and Interconnect Materials Capabilities".

     We produce both leadframe and substrates for use in our packaging operations. In 2004, our interconnect materials operations supplied approximately one-half of our consolidated substrate requirements by value. See "Item 4. Information on the Company--Business Overview--Principal Products and Services--Interconnect Materials".

     As a result of the "Directive 2002/95/EC on the restriction of the use of certain hazardous substances in electrical and electronic equipment", or RoHS, becoming effective on July 1, 2006, we have begun adjusting our purchases of raw materials and our production processes in order to use raw materials that comply with this legislation for part of our production. The aim of this new legislation is to restrict the use in the European Union, or EU, of certain substances the EU has deemed harmful to consumers, which includes certain grades of molding compounds, solder and other raw materials that are used in our products. Manufacturers of electrical and electronic equipment will need to comply with this legislation in order to sell their products in an EU member state. As a result of this legislation, we expect that our customers will increasingly request that RoHS-compliant materials be used in our packaging processes, which will likely increase our raw material and other costs as a result.

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

Equipment

     Packaging

     The most important equipment used in the semiconductor packaging process is the wire bonder. Wire bonders connect the input/output terminals on the silicon die using extremely fine gold wire to leads on leadframes or substrates. Typically, a wire bonder may be used, with minor modifications, for the packaging of different products. We purchase our wire bonders principally from Kulicke & Soffa Industries Inc. As of April 30, 2005, we operated an aggregate of 6,676 wire bonders, of which 5,485 were fine-pitch wire bonders. As of the same date, 33 of the wire bonders operated by us were consigned by customers. For the packaging of certain types of substrate-based packages, such as flip-chip BGA, die bonders are used in place of wire bonders. The number of bonders at a given facility is commonly used as a measure of the packaging capacity of the facility. In addition to bonders, we maintain a variety of other types of packaging equipment, such as wafer grind, wafer mount, wafer saw, automated molding machines, laser markers, solder plate, pad printers, dejunkers, trimmers, formers, substrate saws and scanners.

     Testing

     Testing equipment is the most capital intensive component of the testing process. We generally seek to purchase testers from different suppliers with similar functionality and the ability to test a variety of different semiconductors. We purchase testers from major international manufacturers, including Agilent Technologies, Inc., Credence Systems Corporation, LTX Corporation and Teradyne, Inc. Upon acquisition of new testers, we install, configure, calibrate, perform burn-in diagnostic tests on and establish parameters for the testers based on the anticipated requirements of existing and potential customers and considerations relating to market trends. As of April 30, 2005, we operated an aggregate of 1,467 testers, of which 227 were consigned by customers and 107 were leased under operating leases. In addition to testers, we maintain a variety of other types of testing equipment, such as automated handlers and probers (special handlers for wafer probing), scanners, reformers and computer workstations for use in software development. Each tester may be attached to a handler or prober. Handlers attach to testers and transport individual packaged semiconductor to the tester interface. Probers similarly attach to the tester and align each individual die on a wafer with the interface to the tester.

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

Intellectual Property

     As of May 31, 2005, we held 597 Taiwan patents and 184 U.S. patents related to various semiconductor packaging technologies. In addition, we registered "ASE" as a trademark and as a servicemark in Taiwan.

     We have also entered into various non-exclusive technology license agreements with other companies involved in the semiconductor manufacturing process, including Motorola, Inc., Tessera Inc., Fujitsu Limited, Flip Chip International, L.L.C. and LSI Logic Corporation. We paid royalties under our license agreements in the amount of NT$164.0 million (US$5.2 million), NT$218.8 million and NT$176.7 million in 2004, 2003 and 2002, respectively. The technology we license from these companies includes solder bumping, redistribution, ultra CSP assembly and other technologies used in the production of package types, such as BCC, flip-chip BGA and film BGA. The license agreement with Tessera Inc. will not expire until the expiration of the Tessera Inc. patents licensed by the agreement. The license agreements with Motorola, Inc. and LSI Logic Corporation will expire on December 31, 2010 and January 1, 2010, respectively. Our license agreements with Flip Chip International, L.L.C. will expire on March 1, 2009 and December 25, 2010. Historically, we negotiate annually the renewal of our license agreement with Fujitsu Limited, and we are currently in the process of negotiating the renewal of our license agreement with them.

     Our success depends in part on our ability to obtain, maintain and protect our patents, licenses and other intellectual property rights, including rights under our license agreement with Motorola, Inc.

Quality Control

     We believe that our advanced process technology and reputation for high quality and reliable services have been important factors in attracting and retaining leading international semiconductor companies as customers for our packaging and testing services. We have maintained an average packaging yield rate of 99.8% or greater in each of the last three years. We maintain a quality control staff at each of our facilities. Our quality control staff typically includes engineers, technicians and other employees who monitor packaging and testing processes in order to ensure high quality. Our quality assurance systems impose strict process controls, statistical in-line monitors, supplier control, data review and management, quality controls and corrective action systems. Our quality control employees operate quality control stations along production lines, monitor clean room environments and follow up on quality through outgoing product inspection and interaction with customer service staff. We have established quality control systems which are designed to ensure high quality service to customers, high product and testing reliability and high production yields at our facilities. We also have established an environmental management system in order to ensure that we can comply with the environmental standards of our customers and the countries within which they operate. See "Item 4. Information on the Company--Business Overview--Raw Materials and Suppliers--Packaging". In addition, our packaging and testing facilities have been qualified by all of our major customers after satisfying stringent quality standards prescribed by these customers.

     Our packaging and testing operations are undertaken in clean rooms where air purity, temperature and humidity are controlled. To ensure stability and integrity of our operations, we maintain clean rooms at our facilities that meet U.S. Federal 209E class 1,000, 10,000 and 100,000 standards.

     Our packaging and testing facilities in Taiwan, Malaysia, Japan and Korea have been certified as meeting TS 16949 standards. Such standards were originally created by the International Automotive Task Force in conjunction with the International Standards Organization, or ISO. These standards provide for continuous improvement with an emphasis on the prevention of defects and reduction of variation and waste in the supply chain. The TS 16949 certification is required by some semiconductor manufacturers as a threshold indicator of company's quality control standards.

     ISE Labs' testing facilities in Fremont, California have been approved by the U.S. military's Defense Supply Center, Columbus, Sourcing and Qualifications Unit as a laboratory possessing the requisite level of performance, quality and reliability required of suppliers for the U.S. Department of Defense.

     ISE Lab's testing facilities in Fremont, California have been certified as meeting the ISO 9001 quality standards set by the ISO. In addition, our packaging and testing facilities Taiwan, Korea, Japan and Malaysia and our interconnect materials facilities have also been certified as meeting the ISO 14001 quality standards. ISO certifications are required by many countries in connection with sales of industrial products.

     Our testing facilities in Kaohsiung, Taiwan have also been certified to be in compliance with OHSAS 18001:1999, a set of standards designed upon collaboration with occupational health and safety experts and now offered by many certification organizations as an indication of compliance with certain standards for occupational health and safety.

     Our packaging, testing and interconnect materials facilities in Kaohsiung, Taiwan have been certified as a "Sony Green Partner", which indicates our compliance with the "Sony Green Package" standard requirements.

     In addition, we have received various vendor awards from our customers for the quality of our products and services.

Competition

     We compete in the highly competitive independent semiconductor packaging and testing markets. We face competition from a number of sources, including other independent semiconductor packaging and testing companies. More importantly, we compete for the business of integrated device manufacturers with in-house packaging and testing capabilities and fabless semiconductor design companies with their own in-house testing capabilities. Some of these integrated device manufacturers have commenced, or may commence, in-house packaging and testing operations in Asia. Substantially all of the independent packaging and testing companies that compete with us have established operations in Taiwan.

     Integrated device manufacturers that use our services continuously evaluate our performance against their own in-house packaging and testing capabilities. These integrated device manufacturers may have access to more advanced technologies and greater financial and other resources than we do. We believe, however, that we can offer greater efficiency at lower cost while maintaining equivalent or higher quality for several reasons. First, as we benefit from specialization and economies of scale by providing services to a large base of customers across a wide range of products, we are better able to reduce costs and shorten production cycles through high capacity utilization and process expertise. Second, as a result of our customer base and product offerings, our equipment generally has a longer useful life. Third, as a result of the continuing reduction of investments in in-house packaging and testing capacity and technology at integrated device manufacturers, we are better positioned to meet their advanced packaging and testing requirements on a large scale.

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

ORGANIZATIONAL STRUCTURE

     The following chart illustrates our corporate structure and our effective equity interest in each of our principal operating subsidiaries and affiliates as of May 31, 2005. The following chart does not include wholly-owned intermediate holding companies.




                           ===================================================
                           ||                                               ||
                           ||  ADVANCED SEMICONDUCTOR ENGINEERING, INC.(1)  ||
                           ||                                               ||
                           ===================================================
                                                   |
                                                   |
                                                   |
    -------------------------------------------------------------------------------------------------------------------------
    |                                |                            |             |            |               |              |
    |                                |                            |             |            |               |              |
  70.0%                            51.0%                       100.0%        100.0%        60.0%           23.3%          26.4%
    |                                |                            |             |            |               |              |
    |                                |                            |             |            |               |              |
    |                                |                            |             |            |               |              |
    |                         --------------                      |             |            |               |              |
    |                         |            |                      |             |            |               |              |
    |                         | ASE Test   |                      |             |            |               |              |
    |                         | Limited(2) |                      |             |            |               |              |
    |                         |            |                      |             |            |               |              |
    |                         --------------                      |             |            |               |              |
    |                                |                            |             |            |               |              |
    |      ---------------------------------------                |             |            |               |              |
    |      |            |            |           |                |             |            |               |              |
    |      |            |            |           |                |             |            |               |              |
    |    30.0%       100.0%       100.0%      99.99%              |             |            |               |              |
    |      |            |            |           |                |             |            |               |              |
 -------------- --------------- ----------- -----------    ------------- ------------ --------------- -------------- ---------------
 |            | |    ASE      | |         | |         |    |           | |          | |             | | Universal  | | Hung Ching  |
 |    ASE     | | Electronics | |ISE Labs,| |ASE Test,|    |ASE Japan  | |    ASE   | | ASE-Compeq  | | Scientific | |Development &|
 |(Korea) Inc.| |(M) Sdn. Bhd.| | Inc.    | |  Inc.   |    |Co. Ltd.(3)| |(Shanghai)| |Technologies,| | Industrial | |Construction |
 |            | |             | |         | |         |    |           | | Inc.(4)  | |   Inc.(5)   | |Co., Ltd.(6)| |Co., Ltd.(7) |
 |            | |             | |         | |         |    |           | |          | |             | |            | |             |
 -------------- --------------- ----------- -----------    ------------- ------------ --------------- -------------- ---------------














------------------

(1) The common shares of ASE Inc. are listed on the Taiwan Stock Exchange under the symbol "2311". ADSs representing the shares of ASE Inc. are listed on the New York Stock Exchange under the symbol "ASX". [GRAPHICS OMITTED]

(2) The ordinary shares of ASE Test are quoted for trading on the Nasdaq National Market under the symbol "ASTSF". ASE Test's Taiwan depositary shares, which represent its ordinary shares, are listed for trading on the Taiwan Stock Exchange under the symbol "9101".

(3) Our acquisition of ASE Japan was completed in May 2004. For more information on the acquisition, see "--History and Development of the Company--Acquisition of NEC's Packaging and Testing Operations in Yamagata, Japan".

(4) ASE Shanghai began operations in June 2004. See "--Our Consolidated Subsidiaries--ASE Shanghai".

(5) In October 2003, we established ASE-Compeq Technologies, Inc., a joint venture with Compeq in which we own 60% of the equity interest, to focus on the design and production of interconnect materials for packaging semiconductors. For more information on the joint venture, see "--History and Development of the Company--Joint Venture with Compeq Manufacturing Co. Ltd."

(6) The common shares of Universal Scientific Industrial Co., Ltd. are listed on the Taiwan Stock Exchange under the symbol "2350".

(7) The common shares of Hung Ching are listed on the Taiwan Stock Exchange under the symbol "2527".

Our Consolidated Subsidiaries

   ASE Test

     ASE Test is the largest independent testing company in the world, providing a complete range of semiconductor testing services to leading international semiconductor companies. ASE Test also provides semiconductor packaging services. ASE Test has testing operations in Taiwan, the United States and Singapore, and also maintains testing and packaging operations in Malaysia.

     ASE Test was incorporated in 1995 and its ordinary shares have been quoted for trading on the Nasdaq National Market since June 1996 under the symbol "ASTSF". ASE Test's Taiwan depositary shares representing its ordinary shares have been listed for trading on the Taiwan Stock Exchange under the symbol "9101" since January 1998. As of May 31, 2005, we held 51.0% of the outstanding shares of ASE Test.

     ASE Test is a holding company incorporated in Singapore whose significant assets are its ownership interests in the following operating companies as of May 31, 2005:

     o ASE Test Taiwan. ASE Test Taiwan is ASE Test's 99.99%-owned subsidiary. It is incorporated in Taiwan and is engaged in the testing of integrated circuits;

     o ASE Test Malaysia. ASE Test Malaysia is ASE Test's wholly-owned subsidiary. It is incorporated in Malaysia and is engaged in the packaging and testing of integrated circuits;

     o ISE Labs. ISE Labs is ASE Test's wholly-owned subsidiary. It is incorporated in the United States and is engaged in the testing of integrated circuits. See "--History and Development of the Company--ISE Labs"; and

     o ASE Korea. ASE Test owns 30% of ASE Korea. We own the remaining 70%. It is incorporated in Korea and is engaged in the packaging and testing of semiconductors. See "--History and Development of the Company--ASE Chung Li and ASE Korea".

     In 2004, ASE Test recorded net revenues of US$621.1 million, operating income of US$27.8 million and net income of US$25.1 million. In 2003, ASE Test recorded net revenues of US$391.9 million, operating income of US$1.2 million and a net loss of US$3.5 million. In 2002, ASE Test recorded net revenues of US$302.0 million, an operating loss of US$40.6 million and a net loss of US$81.3 million.

   ASE Korea

     In July 1999, we and our subsidiary, ASE Test, jointly acquired Motorola's Semiconductor business in Paju, South Korea for the testing and packaging of semiconductors, thereby forming ASE Korea. We own 70% of ASE Korea and ASE Test owns the remaining 30%. See "--History and Development of the Company--ASE Chung Li and ASE Korea".

   ASE Japan

     ASE Japan was incorporated in Japan in May 2004 and is engaged in the packaging and testing of semiconductors. See "--History and Development of the Company--Acquisition of NEC's Packaging and Testing Operations in Yamagata, Japan".

   ASE Shanghai

     ASE Shanghai was established in 2001 as a wholly-owned subsidiary of ASE Inc. and began operations in June 2004. Located in the Pudong New Area of Shanghai, ASE Shanghai currently has a lot size of approximately 195,000 square feet and production floor space of approximately 431,000 square feet. ASE Shanghai primarily manufactures and supplies interconnect materials for our packaging operations and also provides module assembly services to third parties on a contract basis. As of May 31, 2005, ASE Shanghai had 1,811 employees.

   ASE-Compeq Technologies, Inc.

     In October 2003, we established ASE-Compeq Technologies, Inc., a joint venture with Compeq in which we own 60% of the equity interest, to focus on the design and production of interconnect materials for packaging semiconductors. See "--History and Development of the Company--Joint Venture with Compeq Manufacturing Co. Ltd."

Our Unconsolidated Affiliates

     As of May 31, 2005, we held approximately 23.3% of the outstanding shares of Universal Scientific and 26.4% of the outstanding shares of Hung Ching.

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

     Universal Scientific's principal manufacturing facilities are located in Nantou, Taiwan. In 2004, Universal Scientific recorded net revenues of NT$53,231.5 million (US$1,677.1 million), operating income of NT$1,327.0 million (US$41.8 million) and a net income of NT$1,044.3 million (US$32.9 million). In 2003, Universal Scientific recorded net revenues of NT$40,928.1 million, an operating income of NT$967.7 million and net income of NT$776.3 million. In 2002, Universal Scientific recorded net revenues of NT$31,775.9 million, operating income of NT$803.4 million and net income of NT$276.0 million. The shares of Universal Scientific are listed on the Taiwan Stock Exchange under the symbol "2350". As of May 31, 2005, Universal Scientific had a market capitalization of NT$8,499.0 million (US$267.8 million).

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

     In 2004, Hung Ching recorded net revenues of NT$845.1 million (US$26.6 million), an operating loss of NT$374.4 million (US$11.8 million) and a net loss of NT$1,150.0 million (US$36.2 million). In 2003, Hung Ching recorded net revenues of NT$1,014.9 million, an operating loss of NT$491.5 million and a net loss of NT$483.8 million. In 2002, Hung Ching recorded net revenues of NT$546.7 million, an operating loss of NT$253.8 million and a net loss of NT$521.5 million. The shares of Hung Ching are listed on the Taiwan Stock Exchange under the symbol "2527". As of May 31, 2005, Hung Ching had a market capitalization of NT$1,631.4 million (US$51.4 million).

PROPERTY, PLANTS AND EQUIPMENT

     We operate a number of packaging and testing facilities in Asia and the United States. Our facilities provide varying types or levels of services with respect to different end-product focus, customers, technologies and geographic locations. With our diverse facilities we are able to tailor our packaging and testing solutions closely to our customers' needs. The following table sets forth the location, commencement of operation, primary use, approximate floor space and ownership of our facilities as of April 30, 2005.

                                                                                                Approximate
                                         Commencement of                                      Floor Space (in
      Facility             Location         Operation                 Primary Use                 sq. ft.)      Owned or Leased
-------------------    --------------    ---------------   -------------------------------   ----------------   -----------------

ASE Inc.               Kaohsiung,        March 1984        Our primary packaging facility,       3,040,000      Land: leased
                          Taiwan                           which offers complete                                Buildings: owned
                                                           semiconductor manufacturing
                                                           solutions in conjunction with
                                                           ASE Test Taiwan and foundries
                                                           located in Taiwan. Focuses
                                                           primarily on advanced packaging
                                                           services, including flip-chip,
                                                           wafer bumping and fine-pitch
                                                           wire bonding. Also have
                                                           facilities for the design and
                                                           production of interconnect
                                                           materials.

                       Chung Li,         Acquired in       An integrated packaging and             900,000      Land and
                          Taiwan         August 1999       testing facility that                                buildings:
                                                           specializes in semiconductors                        owned
                                                           for communications and consumer
                                                           applications. Also
                                                           facilities for the
                                                           design and production
                                                           of substrates.

ASE Test Taiwan        Kaohsiung,        December 1987     Our primary testing facilities,       1,013,000      Land: leased
                          Taiwan                           which offer complete                                 Buildings: owned
                                                           semiconductor
                                                           manufacturing
                                                           solutions in
                                                           conjunction with ASE
                                                           Inc.'s facility in
                                                           Kaohsiung and
                                                           foundries located in
                                                           Taiwan. Focuses
                                                           primarily on advanced
                                                           logic/mixed-signal
                                                           testing for
                                                           integrated device
                                                           manufacturers,
                                                           fabless design
                                                           companies and system
                                                           companies.

                       Chung Li,         October 2001      Our primary wafer probing                70,000      Land and
                       Taiwan                              testing facilities.                                  building: leased

ASE Test Malaysia      Penang,           February 1991     An integrated packaging and             827,000      Land: leased
                       Malaysia                            testing facility that focuses                        Buildings:
                                                           primarily on the requirements of                     owned and leased
                                                           integrated device manufacturers
                                                           and system companies, including
                                                           those for module assembly.

ASE Korea              Paju, Korea       March 1967        An integrated packaging and             508,000      Land and
                                                           testing facility that                                buildings:
                                                           specializes in semiconductors                        owned, subject
                                                           for radio frequency, sensor and                      to mortgage
                                                           automotive applications.

ISE Labs               Fremont,          November 1983     Front-end engineering and final         363,000      Land and
                          California                       testing facilities located in                        buildings:
                       Austin, Texas                       northern California in close                         leased
                       Singapore                           proximity to some of the world's
                                                           largest fabless
                                                           design companies.
                                                           Testing facilities
                                                           located in close
                                                           proximity to
                                                           integrated device
                                                           manufacturers and
                                                           fabless companies in
                                                           Texas and

                                                                                                Approximate
                                         Commencement of                                      Floor Space (in
      Facility             Location         Operation                 Primary Use                 sq. ft.)      Owned or Leased
-------------------    --------------    ---------------   -------------------------------   ----------------   -----------------

                                                           Southeast Asia.

ASE Shanghai           Shanghai, PRC     June 2004         Design and production of                787,000      Land: leased
                                                           semiconductor packaging                              Buildings: owned
                                                           materials and provision of
                                                           module assembly services on a
                                                           contract basis.

ASE Japan              Takahata, Japan   Acquired in       An integrated packaging and             274,000      Land and
                                         June 2004         testing facility that                                buildings:
                                                           specializes in semiconductors                        leased
                                                           for cellular phone, household
                                                           appliance and automotive
                                                           applications.

     Our leased property in Kaohsiung consists primarily of approximately twenty leases of land in the Kaohsiung Nantze Export Processing Zone between ASE Inc. and ASE Test Taiwan, as the lessees, and the Export Processing Zones Administration, or the EPZA, under the Ministry of Economic Affairs. The leases have ten year terms that expire between the end of June 2005 and May 2014. No sublease or lending of the land is allowed. The EPZA has the right to adjust the rental price in the event the government revalues the land. The leases are typically renewable with three months notice prior to the termination date.

     For information on the aggregate capacity of our facilities in terms of the number of bonders and testers we operate, see "--Business Overview--Equipment".

   Closure of ASE Philippines

     In order to consolidate our operations and improve operating efficiency across our various locations, we closed our facilities and discontinued our operations in the Philippines in October 2003, which had been conducted through ASE Philippines. We estimate that the charges associated with the closure of our operations in the Philippines will amount to approximately NT$350 million (US$11 million), of which NT$148.5 million (US$4.7 million) and NT$101.5 million was recognized in 2004 and 2003, respectively.

Expansion

     We have completed the construction of two new buildings in Chung Li, Taiwan with Hung Ching. The new buildings have floor space of approximately 1,022,000 square feet and are intended to house a part of our testing and packaging operations and a part of our interconnect materials operations. Construction commenced in September 2003 and was completed in May 2005. The total cost of the construction project to Hung Ching before its sale to us is estimated to be approximately NT$1,200.0 million (US$37.8 million). We are currently in discussions with Hung Ching to finalize the purchase price of the two new buildings. We plan to finance this construction project with internally generated cash or through bank loans. We have not yet paid Hung Ching for any portion of the construction costs for either of these two new buildings in Chung Li, Taiwan.

     We have not finalized the portion of our productive capacity, either existing capacity or new capacity budgeted to be added in 2005, which will be allocated to these new buildings upon their completion.

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

Overview

     We offer a broad range of semiconductor packaging and testing services. In addition to offering each service separately, we also offer turnkey services, which consist of the integrated packaging, testing and direct shipment of semiconductors to end users designated by our customers. Our net revenues increased to NT$81,712.6 million (US$2,574.5 million) in 2004 from NT$57,311.8 million in 2003 and NT$45,586.8 million in 2002. The increase in our net revenues in 2003 and 2004 reflected a modest recovery in the semiconductor industry and increased outsourcing of the packaging of advanced package types such as BGA. In 2004 and 2003, we experienced a gradual improvement in our net revenues compared to 2002 across each of the end-use applications of the semiconductors that we packaged and tested. In addition to our overall increase in production volume, our improvement was also concentrated in the packaging of more advanced package types, the testing of more complex, high-performance semiconductors and the assembly of modules.

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

     In the case of semiconductor packaging, the cost of the silicon die, by most accounts the most costly component of the packaged semiconductor, is typically not reflected in our costs (or revenues) since it is typically supplied by our customers on a consignment basis. In the case of module assembly, we typically procure the substantial majority of the components and raw materials to be assembled, including packaged semiconductors, which are reflected both in our costs and our revenues. Compared to semiconductor packaging, module assembly typically generates higher revenues and incurs higher costs for a given amount of gross profit, and affects our margins accordingly.

     The semiconductor industry is characterized by a general trend towards declining prices for products and services of a given technology over time. In addition, during periods of intense competition and adverse conditions in the semiconductor industry, the pace of this decline may be more rapid than that experienced in other years. The average selling prices of our packaging and testing services have experienced sharp declines during such periods as a result of intense price competition from other independent packaging and testing companies that attempt to maintain high capacity utilization levels in the face of reduced demand. During the industry downturn commencing in the fourth quarter of 2000, we experienced a significant deterioration in average selling prices which resulted in our company incurring a net loss in 2001 and a significant decrease in net income in 2002, as compared with the years prior to 2001. As a result of the modest recovery in the semiconductor industry and a gradual upturn in the outsourcing trend in 2002, 2003 and 2004, our average selling prices for packaging and testing services stabilized in 2002, 2003 and 2004 as compared to 2001.

     In 2004, 2003 and 2002, packaging revenues, including revenues from module assembly, accounted for 79.2%, 78.6% and 77.9% while testing revenues accounted for 20.2%, 21.2% and 22.1%, respectively, of our net revenues. Testing revenues as a percentage of our net revenues decreased in 2004 and 2003 primarily as a result of the increase in revenues from module assembly, but also in part because the average selling prices of our testing services are more severely affected by a downturn in the semiconductor industry than the average selling prices of our packaging services. In periods of an industry downturn, the decline in the average selling prices of our testing services is often exacerbated by the decrease in demand from our integrated device manufacturer customers, who typically maintain larger in-house testing capacity than in-house packaging capacity. These price declines are also exacerbated by the intense price competition from other independent testing service providers, who typically offer large price discounts during periods of depressed demand, such as in 2001, in order to maintain higher capacity utilization rates to defray the high fixed costs associated with testing operations.

     We believe that, over the long term, the market for outsourced semiconductor testing services has more potential for growth than the market for outsourced semiconductor packaging services for two reasons. First, the portion of the semiconductor testing market that is currently accounted for by independent testing service providers is smaller than that for packaging. Second, the large capital expenditures needed for increasingly sophisticated testing equipment, as compared to less expensive packaging equipment, are also a driver for further outsourcing of testing services by integrated device manufacturers.

     Declines in average selling prices have been partially offset over the last three years by a change in our revenue mix. In particular, revenues derived from packaging more advanced package types, such as flip-chip BGA, higher density packages with finer lead-to-lead spacing, or pitch, and testing of more complex, high-performance semiconductors have increased as a percentage of total revenues. In addition, module assembly, which typically commands higher unit prices, has accounted for an increased portion of our net revenues. We intend to continue to focus on packaging more advanced package types, such as BGA and flip-chip BGA, developing and offering new technologies in packaging and testing services and expanding our capacity to achieve economies of scale, as well as improving production efficiencies for older technology, in order to mitigate the effects of declining average selling prices on our profitability.

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

     The current generation of advanced testers typically cost between US$1.0 million and US$3.0 million each, while wire bonders used in packaging typically cost between US$50,000 - US$150,000 each. In 2004, 2003 and 2002, our depreciation as a percentage of net revenues was 16.2%, 20.1% and 24.9%, respectively. The decrease in depreciation as a percentage of net revenues in 2004 compared to 2003 was primarily a result of higher equipment utilization and an increase in revenues from advanced processes that translated into higher average selling prices in 2004, as well as increased reliance upon equipment that was leased instead of purchased. See "Item 4. Information on the Company--Business Overview--Equipment". We begin depreciating our equipment when it is placed into service. There may sometimes be a time lag between when our equipment is placed into service and when it achieves high levels of utilization. In periods of depressed industry conditions, we may experience lower than expected demand from customers and a sharp decline in the average selling price of our testing services, resulting in an increase in depreciation relative to net revenues. In particular, the capacity utilization rates for our testing equipment are more severely affected during an industry downturn as a result of the decrease in outsourcing demand from integrated device manufacturers, which typically maintain larger in-house testing capacity than in-house packaging capacity.

     In 2003, we entered into operating leases with leasing companies to lease advanced testers, generally for a term of three years. We believe that these operating leases will allow us to better manage our capacity utilization rates and cash flow. Since testers operated under operating leases could be replaced with more advanced testers upon the expiration of the lease, we expect that these operating leases would improve our capacity utilization rate by reducing the number of testers with lower utilization. In 2004, we, along with ASE Test Taiwan, have also entered into a lease receivables purchase facility agreement in order to assist with our leasing of testing equipment. See "--Liquidity and Capital Resources" and note 25 to our consolidated financial statements. For more information about our testers, including the number of testers under lease, see "Item 4. Information on the Company--Business Overview--Equipment--Testing".

Raw Material Costs

     Substantially all of our raw material costs are accounted for by packaging and the production of interconnect materials, as testing requires minimal raw materials. In 2004, 2003 and 2002, raw material cost as a percentage of our net revenues was 27.2%, 28.8% and 30.2%, respectively. We expect interconnect materials to become an increasingly important component of the cost of our packaging revenues and we plan to continue to develop and enhance our in-house interconnect materials capabilities in order to maintain and enhance our profitability, ensure an adequate supply of interconnect materials at competitive prices and reduce production time. On August 1, 2004, we merged with ASE Material. On October 28, 2003, we established ASE-Compeq Technologies, Inc., a joint venture with Compeq, to focus on the design and production of interconnect materials for packaging semiconductors. We believe that our merger with ASE Material and our joint venture with Compeq will enhance our interconnect materials capabilities. For more information on the merger, see "Item 7. Major Shareholders and Related Party Transactions--Related Party Transactions". For more information on the joint venture, see "Item 4. Information on the Company--History and Development of the Company--Joint Venture with Compeq Manufacturing Co. Ltd." As a result of new restrictions in the European Union governing the use of hazardous substances, we expect that our customers will increasingly request that the materials used in our packaging processes be compliant with new European Union regulations, which will likely increase our raw material costs as a result. See "Item 4. Information on the Company--Business Overview--Raw Materials and Suppliers--Packaging".

Goodwill Amortization under ROC GAAP

     Our operating income and non-operating income in recent years have been affected by goodwill amortization charges in connection with the restructuring of our investment holdings and other share repurchases. Under ROC GAAP, additional purchases of shares of consolidated subsidiaries (majority owned) or of companies accounted for using the equity method (less than majority but at least 20% owned) will generate goodwill in an amount equal to the difference between the purchase price and the investors' proportionate equity in the fair value of net assets of the investees. The goodwill generated is amortized over ten years. Goodwill amortization from the purchases of shares of consolidated subsidiaries are recognized under general and administrative expense. Goodwill amortization from the purchases of shares of companies accounted for using the equity method are recognized as a debit under investment income. Transactions which created significant goodwill were (1) our merger with ASE Chung Li and ASE Material (2) the purchase of additional ordinary shares of ASE Test in 2001 from two of our directors at the prevailing market price, (3) the purchase of a total of 26,250,000 shares of ISE Labs in 1999, 2000 and 2002, (4) the open market purchase of shares of Universal Scientific between 1999 and 2000 and (5) the purchase of additional ordinary shares of ASE Test in the open market in 2002 and 2004. See "Item 7. Major Shareholders and Related Party Transactions--Related Party Transactions" and notes 1 and 10 to the consolidated financial statements.

Merger of ASE Chung Li and ASE Material

     On August 1, 2004, ASE Chung Li and ASE Material merged with and into us pursuant to a merger agreement dated October 28, 2003. We are the surviving corporation. The merger was consummated by means of a share exchange pursuant to which the respective shareholders, other than ourselves, of ASE Chung Li and ASE Material received our common shares in exchange for the common shares of each of ASE Chung Li and ASE Material. The share exchange pursuant to the merger agreement between ourselves and entities under our control was treated as a transaction between entities under common control, and all assets and liabilities exchanged were transferred at their carrying amounts. With respect to the share exchange between ourselves and the outstanding minority interests, the purchase method of accounting was applied as the exchange represents the acquisition of non-controlling equity interests in a subsidiary. Because the "fair value" of our common shares (based on NT$31.00 per ASE Inc. common share, which was the average of the closing prices of our common shares on the Taiwan Stock Exchange for two days prior to and following October 28, 2003) exchanged for the non-controlling equity interests exceeded the "fair value" of the acquired net assets (based on the appraised value on the effective date of the merger), the merger generated goodwill of NT$1,608.7 million (US$50.7 million). For more information on the merger, see "Item 7. Major Shareholders and Related Party Transactions--Related Party Transactions".

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

     Revenue Recognition. Revenues from semiconductor packaging services that we provide are recognized upon shipment. Revenues from testing services that we provide are recognized upon completion of the services. We do not take ownership of:

     o bare semiconductor wafers received from customers that we package into finished semiconductors; and

     o    packaged semiconductors received from customers that we test.

The title and risk of loss remains with the customer for those bare semiconductors and/or packaged semiconductors. Accordingly, the cost of customer-supplied semiconductor materials is not included in our consolidated financial statements. Other criteria that we use to determine when to recognize revenue are:

     o    existence of persuasive evidence of the services provided;

     o    the selling price is fixed or determinable; and

     o    collectibility is reasonably assured.

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

     Inventories. In January 2004, we implemented enterprise resource planning, or ERP, in order to increase our ability to effectively monitor our resource allocation throughout our company. As a result, we switched from using the weighted-average method to using the moving-average method to price our raw materials and supplies. As a result of the change, our net income for 2004 decreased NT$26.8 million (US$0.8 million) and our earnings per share decreased NT$0.01. See also note 3 to the consolidated financial statements. Otherwise, inventories are recorded at cost when acquired and stated at the lower of weighted average cost or market value. Unbilled processing charges incurred are included in finished goods and work in progress and are stated at actual cost. Market value for finished goods and work in process is estimated to be the net realizable value. Market value for raw materials, supplies and spare parts is the replacement cost. Materials received from customers for processing, mainly of semiconductor wafers, are excluded from inventories, as title and risk of loss remains with the customers. An allowance for loss on decline in market value and obsolescence is provided based on the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. An additional inventory provision may be required if actual market conditions are less favorable than those projected.

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

     Useful Lives of Properties. Our properties primarily consist of machinery and equipment, buildings and improvements and land improvements. As our operations are capital intensive, we have significant investments in expensive packaging and testing equipment. Properties represented 61.5%, 58.9% and 60.1% of our total assets as of December 31, 2004, 2003 and 2002, respectively. We depreciate our properties based on our estimate of their economic useful lives to us, which is in turn based on our judgment, historical experience and the potential obsolescence of our existing equipment brought about by the introduction of more sophisticated packaging and testing technologies and processes. If we subsequently determine that the actual useful life of properties is shorter than what we had estimated, we will depreciate the remaining undepreciated value of that asset over its remaining economic useful life. This would result in increased depreciation and decreased net income during those periods. Similarly, if the actual lives of properties are longer than what we had estimated, we would have less depreciation and higher net income in subsequent periods. As a result, if our estimations of the useful lives of our properties are not accurate or are required to be changed in the future, our net income in future periods would be affected.

     Realizability of Long-Term Assets. We are required to evaluate our equipment, goodwill and other long-lived assets for impairment whenever there is an indication of impairment. If certain criteria are met, we are required to record an impairment charge. In accordance with U.S. Statement of Financial Accounting Standards, or U.S. SFAS, No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", long-lived assets held and used by us are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed by comparing undiscounted net cash flows of the assets against the net book value of the assets. If the recoverability test indicates that an impairment has occurred, the impairment loss is the amount of the asset's net book value in excess of the related fair value. For example, we took a NT$1,225.6 million impairment charge in 2002 against some of our testing equipment to reflect the decline in economic value of this equipment.

     For the year ended December 31, 2004, we adopted ROC Statement of Financial Accounting Standards, or ROC SFAS, No. 35, "Impairment of Assets" to account for the impairment of our long-lived assets under ROC GAAP. In accordance with ROC SFAS No. 35, long-lived assets held and used by us are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Prior to 2004, there were no requirements related to the evaluation of recoverability of long-lived assets' impairment under ROC GAAP, and we applied U.S. SFAS No. 144 when accounting for impairment of long-lived assets for both ROC GAAP and U.S. GAAP.

     We have reclassified the impairment charge of NT$1,225.6 million, formerly recognized under general and administrative operating expenses, as an individual line item under non-operating income (expense) as a result of our adoption of ROC SFAS No. 35. In 2003 and 2004, we did not take any impairment charges against long-lived assets.

     Goodwill. Effective January 1, 2002, we adopted U.S. SFAS No. 142, "Goodwill and Other Intangible Assets", which requires that goodwill no longer be amortized, and instead be tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Under U.S. GAAP, we realized an impairment charge as of December 31, 2002 related to the goodwill from the acquisition of ASE Test. See "--U.S. GAAP Reconciliation". Under U.S. GAAP, we continue to carry significant goodwill resulting from the acquisition of ASE Korea and the purchase of shares of ISE Labs, and will have to assess such goodwill for impairment on at least an annual basis in the future. The merger of ASE Chung Li and ASE Material generated goodwill of NT$1,608.7 million (US$50.7 million). See "--Merger of ASE Chung Li and ASE Material". In 2004, as a result of our annual impairment review under U.S. GAAP, we recognized an impairment charge of NT$1,337.7 million (US$42.1 million) for goodwill relating to our purchase of shares of ISE Labs. If events and circumstances warrant in the future, the value of the goodwill could be further impaired under U.S. GAAP.

     For the year ended December 31, 2004, we adopted ROC SFAS No. 35, "Impairment of Assets". In addition to yearly amortization, under ROC SFAS No. 35, goodwill is also evaluated at least annually to determine if it is impaired. As a result of our annual impairment review, under ROC GAAP, we recognized an impairment charge of NT$1,950.1 million (US$61.4 million) for goodwill relating to our shares of ASE Test and ISE Labs. See note 10 to the consolidated financial statements.

     Valuation of Long-term Investments. We hold significant long-term investments in public and non-public entities. We periodically evaluate these long-term investments based on market prices, if available, the financial condition of the investee company, economic conditions in the industry, and our intent and ability to hold the investment for a long period of time. These assessments usually require a significant amount of judgment as a significant decline in the market price may not be the best indicator of impairment. Under U.S. GAAP, we evaluate long-term investments using the above mentioned criteria and, to the extent any decline in the value of a long-term investment is determined to be other than temporary, an impairment charge is recorded in the current period. The methods to measure the amount of impairment under ROC GAAP and U.S. GAAP may be based on different estimates of fair value depending on the circumstances. Under U.S. GAAP, market price is to be used, if available, to determine the fair value. Under ROC GAAP, however, if the market price is deemed to be a result of an inactive market, other measures of fair value may be used. Several of the long-term investments held by us are accounted for under the equity method. Any significant decline in the operations of an equity method investee could affect the value of the long-term investment and an impairment charge may occur.

     After determining that other-than-temporary impairment occurred in our long-term investments as of December 31, 2004, an impairment charge of NT$512.0 million (US$16.1 million) was recorded under ROC GAAP based on the difference between the book value and the calculated recoverable amount of Universal Scientific with adjustments made to significant assets of Universal Scientific using appraised values and other appropriate information. In 2004, we incurred an impairment charge of NT$1,707.0 million (US$53.8 million) under U.S. GAAP relating to our shares of Universal Scientific. See "--U.S. GAAP Reconciliation" and note 29 to the consolidated financial statements.

ROC Labor Pension Act

     In accordance with ROC Labor Pension Act, effective July 1, 2005, all ROC companies, including us, will be required to contribute at least 6% of their employees' monthly salary to the pension fund accounts of those employees who decide to participate in the "portable" pension plans available under the new law. Under the prior applicable pension law, the required contribution amount was no less than 2%. It is not yet clear how many of our employees will decide to participate in the "portable" pension plans available under the new law, but we anticipate that our pension costs will increase as a result of the ROC Labor Pension Act.

Results of Operations

     The following table sets forth, for the periods indicated, financial data from our consolidated statements of income, expressed as a percentage of net revenues.

                                                                             Year Ended December 31,
                                                                -------------------------------------------------
                                                                    2002               2003                2004
                                                                -------------------------------------------------
                                                                          (percentage of net revenues)
ROC GAAP:
Net revenues..............................................         100.0%              100.0%             100.0%
   Packaging..............................................          77.9                78.6               79.2
   Testing................................................          22.1                21.2               20.2
   Others.................................................           0.0                 0.2                0.6
Cost of revenues..........................................         (84.4)              (81.1)             (80.1)
Gross profit..............................................          15.6                18.9               19.9
Operating expenses........................................         (14.4)              (13.2)             (10.7)
Income (loss) from operations.............................           1.2                 5.7                9.2
Non-operating income (expenses)...........................          (7.1)               (3.2)              (4.9)
Income (loss) before income tax and minority interest.....          (5.9)                2.5                4.3
Income tax benefit (expense)..............................           2.5                 2.3                1.7
Income (loss) before extraordinary loss and cumulative
   effect of change in accounting principle...............          (3.4)                4.8                6.0
Extraordinary loss........................................          (0.1)               (0.1)               --
Cumulative effect of change in accounting principle.......           --                   --                  *
Minority interest in net (income) loss of subsidiaries....           3.8                 0.1               (0.8)
                                                                -------------------------------------------------
Net income (loss).........................................           0.3%                4.8%               5.2%
                                                                =================================================

-----------------
*    Indicates percentage is less than 0.1%.


     The following table sets forth, for the periods indicated, the gross margins for our packaging and testing services and our total gross margin. Gross margin is calculated by dividing gross profits by net sales.

                                                                             Year Ended December 31,
                                                                  -----------------------------------------------
                                                                     2002               2003                2004
                                                                  -----------------------------------------------
                                                                           (percentage of net revenues)
ROC GAAP:
Gross margin
   Packaging.............................................            17.6%              17.7%              18.3%
   Testing...............................................             8.4               23.5               26.3
Overall..................................................            15.6%              18.9%              19.9%


     The following table sets forth, for the periods indicated, a breakdown of our total cost of revenues and operating expenses, expressed as a percentage of net revenues.

                                                                             Year Ended December 31,
                                                                  -----------------------------------------------
                                                                   2002               2003                2004
                                                                  -----------------------------------------------
                                                                            (percentage of net revenues)
ROC GAAP:
Cost of revenues
   Raw materials.........................................            30.2%              28.8%              27.2%
   Labor.................................................            14.8               15.1               15.3
   Depreciation..........................................            24.9               20.1               16.2
   Others................................................            14.5               17.1               21.4
                                                                  -----------------------------------------------

                                                                             Year Ended December 31,
                                                                  -----------------------------------------------
                                                                   2002               2003                2004
                                                                  -----------------------------------------------
                                                                            (percentage of net revenues)
         Total cost of revenues..........................            84.4%              81.1%              80.1
                                                                  ===============================================
Operating expenses
   Selling...............................................             2.0%               2.1%               1.3%
   General and administrative(1).........................             6.1                5.6                5.1
   Goodwill amortization(2)..............................             1.8                1.4                1.1
   Research and development..............................             4.5                4.1                3.2
                                                                  -----------------------------------------------
         Total operating expenses........................            14.4%              13.2%              10.7%
                                                                  ===============================================

------------------
(1) Excludes goodwill amortization for purposes of this table only.
(2) Included in general and administrative expense in the consolidated financial statements.

     Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

     Net Revenues. Net revenues increased 42.6% to NT$81,712.6 million (US$2,574.5 million) in 2004 from NT$57,311.8 million in 2003. Packaging revenues increased 43.8% to NT$64,736.8 million (US$2,039.6 million) in 2004 from NT$45,026.9 million in 2003. Testing revenues increased 35.7% to NT$16,473.9 million (US$519.1 million) in 2004 from NT$12,142.4 million in 2003. The increase in packaging revenues was primarily due to an increase in packaging volume. The increase in testing revenues was primarily due to an increase in testing volume, which was partially offset by a decrease in the average selling prices for testing services. The increase in packaging and testing volume resulted primarily from the recovery in the semiconductor industry and the increase in outsourcing of the packaging and testing of semiconductor devices. The decrease in the average selling prices for testing services reflected the general trend in the semiconductor industry of declining prices for testing services.

     Gross Profit. Gross profit increased 50.0% to NT$16,265.5 million (US$512.5 million) in 2004 from NT$10,845.3 million in 2003. Our gross margin increased to 19.9% in 2004 compared to 18.9% in 2003. This increase was primarily a result of a decrease in depreciation and raw material costs, partially offset by increases in rental expense and cost of wafers, testing and materials, all as a percentage of net revenues. Our gross margin for packaging increased to 18.3% in 2004 from 17.7% in 2003. This increase was primarily due to a decrease in raw material costs and depreciation, partially offset by an increase in factory supplies and components for use in modules, all as a percentage of packaging revenues. Our gross margin for testing increased to 26.3% in 2004 from 23.5% in 2003. This increase was primarily due to a decrease in depreciation, partially offset by an increase in rental expenses for testing equipment, all as a percentage of net revenues. Depreciation in 2004 was NT$13,247.1 million (US$417.4 million), compared to NT$11,517.0 million in 2003. As a percentage of net revenues, however, depreciation decreased to 16.2% in 2004 from 20.1% in 2003, reflecting higher capacity utilization rates.

     Operating Income. We had an operating income of NT$7,551.2 million (US$237.9 million) in 2004, compared to NT$3,270.5 million in 2003. Operating expenses increased 15.0% to NT$8,714.3 million (US$274.6 million) in 2004, compared to NT$7,574.8 million in 2003. The increase in operating expenses was primarily due to higher general and administrative expenses and, to a lesser extent, higher research and development expenses, partially offset by a decrease in selling expenses. General and administrative expense, excluding goodwill amortization, increased 31.7% to NT$4,211.0 million (US$132.8 million) in 2004 from NT$3,196.6 million in 2003. This increase was primarily the result of an increase in our salaries and bonuses expense. General and administrative expense, excluding goodwill amortization, represented 5.1% of our net revenues in 2004, compared to 5.6% in 2003. Goodwill amortization was NT$877.6 million (US$27.6 million) in 2004 compared to NT$819.3 million in 2003. Goodwill amortization represented 1.1% of our net revenues in 2004, compared to 1.4% in 2003. Research and development expense increased 9.8% to NT$2,584.5 million (US$81.4 million) in 2004 from NT$2,354.0 million in 2003. This increase was primarily a result of increases in our salaries and bonuses expense and the cost of maintaining our research and development equipment. Research and development expense accounted for 3.2% of our net revenues in 2004, compared to 4.1% in 2003. Selling expense decreased 13.6% to NT$1,041.2 million (US$32.8 million) in 2004 from NT$1,204.9 million in 2003. This decrease was primarily due to decreased commission and fee payments to our sales and customer service agents following our acquisition of ASE (U.S.) Inc., which was previously our agent providing customer service and after-sales support to our customers in Europe and North America. See "Item 4. Information on the Company--Business Overview--Sales and Marketing--Sales and Customer Service Agents". Selling expense represented 1.3% of our net revenues in 2004, compared to 2.1% in 2003. Operating margin increased to 9.2% in 2004 from 5.7% in 2003, primarily as a result of a decrease in our operating expenses as a percentage of net revenues. Such decrease resulted primarily from the significant increase in our net revenues while most components of our operating expenses did not increase as significantly, reflecting efficiencies realized from increased scale of operations and the acquisition of ASE (U.S.) Inc.

     Net Non-Operating Income (Expense). We incurred a net non-operating expense of NT$4,019.4 million (US$126.6 million) in 2004, compared to a net non-operating expense of NT$1,782.7 million in 2003. This overall increase was primarily a result of an impairment of goodwill under ROC GAAP, other investment loss and a decrease in our gain on sales of investments, partially offset by a decrease in our interest expense and a decrease in our realized loss on long-term investments. Pursuant to our yearly review of goodwill under ROC GAAP, we determined that NT$1,950.1 million (US$61.4 million) of our goodwill relating to our purchase of shares of ISE Labs and ASE Test was impaired in 2004, compared to zero in 2003. Our other investment loss also increased to NT$512.0 million (US$16.1 million) in 2004 from zero in 2003 after we determined that some of the goodwill relating to our affiliate, Universal Scientific, was impaired. Our gain on sale of investment decreased 90.8% to NT$57.1 million (US$1.8 million) in 2004, compared to NT$618.9 million in 2003. Net interest expense decreased 31.1% to NT$898.7 million (US$28.3 million) in 2004 from NT$1,304.7 million in 2003, primarily due to lower interest rates on our bank loans. Our realized loss on long-term investments decreased to zero in 2004 from NT$354.8 million in 2003. We recorded net other non-operating expense of NT$174.5 million (US$5.5 million) in 2004, compared to net other non-operating expense of NT$114.6 million in 2003.

     Net Income. We had a net income of NT$4,209.7 million (US$132.6 million) in 2004, compared to a net income of NT$2,742.8 million in 2003. Our net income per ADS was NT$5.31 (US$0.17) in 2004, compared to a net income per ADS of NT$3.65 in 2003 (retroactively adjusted to account for stock dividends issued in 2004). We had an income tax benefit of NT$1,396.3 million (US$44.0 million) in 2004, compared to an income tax benefit of NT$1,278.1 million in 2003, primarily as a result of tax credits resulting from an increase in capital expenditures relating to our facilities in Kaohsiung, Taiwan.

     Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

     Net Revenues. Net revenues increased 25.7% to NT$57,311.8 million in 2003 from NT$45,586.8 million in 2002. Packaging revenues increased 26.8% to NT$45,026.9 million in 2003 from NT$35,515.4 million in 2002. Testing revenues increased 20.7% to NT$12,142.4 million in 2003 from NT$10,060.6 million in 2002. The increase in packaging revenues was primarily due to an increase in packaging volume. The increase in testing revenues was primarily due to an increase in testing volume, which was partially offset by a decrease in the average selling prices for testing services. The increase in packaging and testing volume resulted primarily from the recovery in the semiconductor industry and the increase in outsourcing of the packaging and testing of semiconductor devices. This increase was tempered in part by adverse global political and economic conditions as well as the impact of the outbreak of SARS in the first half of 2003. The decrease in the average selling prices for testing services reflected the general trend in the semiconductor industry of declining prices for testing services.

     Gross Profit. Gross profit increased 52.9% to NT$10,845.3 million in 2003 from NT$7,094.6 million in 2002. Our gross margin increased to 18.9% in 2003 compared to 15.6% in the comparable period in 2002. This increase was primarily a result of a decrease in depreciation and raw material costs, partially offset by an increase in factory supplies, all as a percentage of net revenues. Our gross margin for packaging increased slightly to 17.7% in 2003 from 17.6% in 2002. This increase was primarily due to a decrease in raw material costs and depreciation, which was partially offset by an increase in factory supplies and components for use in modules, all as a percentage of packaging revenues. Our gross margin for testing increased to 23.5% in 2003 from 8.4% in 2002. This increase was primarily due to higher utilization rates for our testers, which resulted in a decrease in depreciation as a percentage of testing revenues. Depreciation in 2003 was NT$11,517.0 million, compared to NT$11,366.9 million in 2002. As a percentage of net revenues, however, depreciation decreased to 20.1% in 2003 from 24.9% in 2002, reflecting higher capacity utilization rates.

     Operating Income (Loss). We had an operating income of NT$3,270.5 million in 2003, compared to NT$540.4 million in 2002. Operating margin was 5.7% in 2003, compared to 1.2% in 2002. Operating expenses increased 15.6% to NT$7,574.8 million in 2003, compared to NT$6,554.2 million in 2002. The increase in operating expenses was primarily due to higher selling, general and administrative, and research and development expenses. Selling expense increased 32.5% to NT$1,204.9 million in 2003 from NT$909.4 million in 2002. This increase was primarily due to increased commission and fee payments to our sales and customer service agents, reflecting increased sales. Selling expense represented 2.1% of our net revenues in 2003, compared to 2.0% in 2002. General and administrative expense, excluding goodwill amortization, increased 15.0% to NT$3,196.6 million in 2003 from NT$2,780.2 million in 2002. General and administrative expense, excluding goodwill amortization, represented 5.6% of our net revenues in 2003, compared to 6.1% in 2002. Goodwill amortization was NT$819.3 million in 2003 compared to NT$815.6 million in 2002. Goodwill amortization represented 1.4% of our net revenues in 2003, compared to 1.8% in 2002. Research and development expense increased 14.9% to NT$2,354.0 million in 2003 from NT$2,049.0 million in the comparable period in 2002. This increase was primarily a result of an increase in the number of our research and development employees. Research and development expense accounted for 4.1% of our net revenues in 2003, compared to 4.5% of our net revenues in 2002.

     Net Non-Operating Income (Expense). We incurred a net non-operating expense of NT$1,782.7 million in 2003, compared to a net non-operating expense of NT$3,250.1 million in 2002. This overall decrease was primarily a result of an asset impairment charge of NT$1,225.6 million which was recorded as an impairment of long-lived assets in 2002, but for which there was no similar charge in 2003, and to a lesser degree, a decrease in net interest expense and an increase in gain on disposal of investments, which was partially offset by an increase in realized loss on long-term investments. Net interest expense decreased 17.4% to NT$1,304.7 million in 2003 from NT$1,578.6 million in 2002, primarily due to lower interest rates on our bank loans and NT$511.5 million in interest income recognized in connection with the redemption of the US$160 million 1% guaranteed convertible notes due 2004 issued by ASE Test through its finance subsidiary. We recorded a realized loss on long-term investments of NT$354.8 million in 2003 due to the recognition of a loss on the sale of our common shares by our wholly-owned subsidiary ASE Capital Inc. in connection with our ADS offering in June 2003.

     Net Income (Loss). We had a net income of NT$2,742.8 million in 2003, compared to a net income of NT$129.0 million in 2002. Our net income per ADS was NT$3.65 in 2003, compared to a net income per ADS of NT$0.18 per ADS in 2002. We had an income tax benefit of NT$1,278.1 million in 2003, compared to an income tax benefit of NT$1,140.3 million in 2002, primarily as a result of tax credits resulting from an increase in capital expenditures relating to our facilities in Kaohsiung, Taiwan.

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

                                                                   Quarter Ended
                                ------------------------------------------------------------------------------------
                                Jun. 30,    Sept.      Dec. 31,  Mar. 31,   Jun. 30,   Sept.      Dec. 31,  Mar. 31,
                                  2003    30, 2003      2003       2004       2004    30, 2004     2004       2005
                                ------------------------------------------------------------------------------------
                                   NT$       NT$         NT$        NT$        NT$       NT$        NT$        NT$
                                                                   (in millions)
Consolidated Net Revenues
   Packaging...............      9,986.6  11,420.1     14,598.6  13,745.0   16,131.7  17,249.6    17,610.5  14,680.5
   Testing.................      2,752.3   3,065.7      3,789.7   3,418.5    4,101.6   4,596.5     4,357.3   3,692.8
   Others..................         33.9      38.8         41.7      57.4       57.0     176.3       211.2     196.0
                                ------------------------------------------------------------------------------------
     Total................      12,772.8  14,524.6     18,430.0  17,220.9   20,290.3  22,022.4    22,179.0  18,569.3
                                ====================================================================================
Consolidated Gross Profit
   Packaging                     1,437.5   2,018.0      3,368.9   2,885.4    3,263.4   3,101.9     2,564.2   1,506.5
   Testing.................        531.6     758.8      1,209.6     853.6    1,188.8   1,295.0       995.3     377.5
   Others..................          1.1       6.0          2.7      29.7       16.8      38.6        32.8      (0.7)
                                ------------------------------------------------------------------------------------
     Total.................      1,970.2   2,782.8      4,581.2   3,768.7    4,469.0   4,435.5     3,592.3   1,883.3
                                ====================================================================================

                                                                   Quarter Ended
                                --------------------------------------------------------------------------------------
                                  Jun. 30,  Sept. 30,    Dec. 31,  Mar. 31,  Jun. 30,  Sept. 30,    Dec. 31,  Mar. 31,
                                    2003      2003         2003      2004      2004       2004        2004      2005
                                --------------------------------------------------------------------------------------
                                     NT$       NT$          NT$       NT$       NT$        NT$         NT$       NT$
                                                                   (in millions)
Consolidated Gross Margin
   Packaging...............         14.4%     17.7%        23.1%     21.0%      20.2%     18.0%       14.6%     10.3%
   Testing.................         19.3%     24.8%        31.9%     25.0%      29.0%     28.2%       22.8%     10.2%
   Overall.................         15.4%     19.2%        24.9%     21.9%      22.0%     20.1%       16.2%     10.1%


     Our results of operations have been adversely affected by the global semiconductor industry downturn which commenced in the fourth quarter of 2000 and continued through the fourth quarter of 2001. Beginning the second quarter of 2002, we experienced an improvement in our net revenues as a result of a modest recovery in the semiconductor industry. However, in the first quarter of 2003, our net revenues were adversely affected by global political and economic conditions. To a lesser extent, our results of operations have also been affected by seasonality. Our first quarter net revenues have historically decreased over the preceding fourth quarter, primarily due to the combined effects of holidays in the United States, Taiwan and elsewhere in Asia. Moreover, the increase or decrease in net revenues of a particular quarter as compared with the immediately preceding quarter varies significantly. See "Item
3. Key Information--Risk Factors--Risks Relating to Our Business--Our operating results are subject to significant fluctuations, which could adversely affect the market value of your investment."

     Our testing operations historically have higher gross margins than our packaging operations. However, during periods of lower-than-normal capacity utilization, such as the full year of 2002 and the first quarter of 2005, our testing operations have experienced lower gross margins than our packaging operations.

Exchange Rate Fluctuations

     For a quantitative and qualitative disclosure of our exposure to foreign currency exchange rate risk, see "Item 11. Quantitative and Qualitative Disclosures about Market Risk--Market Risk--Foreign Currency Exchange Rate Risk".

Taxation

     The regular corporate income tax rate in the ROC applicable to us is 25%. Under the ROC Statute of Upgrading Industries, which gives certain preferential tax treatment to companies that qualify as operating in an "important technology industry", we have two five-year tax exemptions on income derived from the packaging of BGA products, as well as other products, which expire at the end of 2005 and 2007. We also received two five-year tax exemptions, one that expired at the end of 2004 and one that will expire at the end of 2007, on income derived from a portion of our Chung Li manufacturing, processing and testing operations. ASE Test Taiwan has one five-year tax exemption that will expire in December 2005 on income derived from a portion of its testing operations. We are currently in the process of applying for additional five-year exemptions under the ROC Statute for Upgrading Industries. In addition, ASE Test Malaysia qualified as a "pioneer" company in Malaysia and enjoyed a tax exemption which expired on June 30, 1999. ASE Test Malaysia subsequently obtained the status of "high-tech pioneer" and was granted a five-year tax exemption which expired on June 30, 2004. These tax exemptions resulted in tax savings for us of approximately NT$642.3 million (US$20.2 million), NT$481.2 million and NT$52.1 million in 2004, 2003 and 2002, respectively. In order to qualify for a more beneficial reinvestment allowance, ASE Test Malaysia applied for and was granted cancellation of its pioneer status, which was deemed to have been cancelled on September 21, 2002. ASE Test Malaysia's current reinvestment allowance applies to certain of our qualifying equipment and allows us to reduce our tax payments on income from our operations that use such equipment until we use up such allowance.

     We also have tax credits under the ROC Statute for Upgrading Industries. Under the previous tax credit rules, we obtained a tax credit of 20% for the purchase of equipment manufactured in Taiwan and 10% for the purchase of equipment manufactured outside Taiwan. In July and December 2004, the ROC Executive Yuan amended the tax credit rules and adopted tax credits ranging from 5% to 13% to be applied to the purchase of equipment regardless of where it was manufactured.

     Under the ROC Statute for Upgrading Industries, we may apply for additional tax holidays covering the portion of our income allocable to eligible machinery and equipment upon receipt of a cash infusion from our shareholders, including through rights offerings, if the proceeds of which are used to purchase eligible machinery and equipment. We may also apply for this tax holiday after the capitalization of retained earnings through the issuance of stock dividends. See note 21 to our consolidated financial statements.

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

     Our effective income tax rate was 0% in 2004 and 2003 primarily as a result of tax credits generated from qualifying equipment purchases made at our facilities in Kaohsiung, Taiwan and 0% in 2002 because we incurred a net loss before income tax, minority interests and extraordinary loss.

     We generated additional tax credits in 2004, 2003 and 2002 and believe that the future estimated taxable income will be sufficient to realize the current and long-term portion of our net deferred tax assets recorded as of December 31, 2004, 2003 and 2002.

     Under the ROC Income Tax Law, all retained earnings generated in a year which are not distributed to shareholders as dividends in the following year will be assessed a 10% retained earnings tax. As a result, if we do not distribute all of our annual retained earnings as either cash or stock dividends in the following year, these earnings will be subject to the 10% retained earnings tax.

Inflation

     We do not believe that inflation in Taiwan or elsewhere has had a material impact on our results of operations.

U.S. GAAP Reconciliation

     Our financial statements are prepared in accordance with ROC GAAP, which differ in certain material respects from U.S. GAAP. The following table sets forth a comparison of our net income and shareholders' equity in accordance with ROC GAAP and U.S. GAAP as of and for the periods indicated.

                                    As of and For the Year Ended December 31,
                                ------------------------------------------------
                                   2002         2003                2004
                                ------------------------------------------------
                                    NT$          NT$           NT$         US$
                                                 (in millions)
Net income (loss):
   ROC GAAP.................       129.0       2,742.8       4,209.7       132.6
   U.S. GAAP................    (3,074.3)      2,352.0       4,297.1       135.4
Shareholders' equity:
   ROC GAAP.................    39,430.7      45,122.6      51,311.8     1,616.6
   U.S. GAAP................    35,716.8      42,083.0      48,646.6     1,532.7


     Note 29 to the consolidated financial statements provides a description of the principal differences between ROC GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of select items, including net income and shareholders' equity. Differences between ROC GAAP and U.S. GAAP, which primarily affect our net income as reported under ROC GAAP, relate to impairment of goodwill and long-term investments and compensation expense pertaining to bonuses to employees, directors and supervisors.

     Effective January 1, 2002, we adopted U.S. SFAS No. 142, "Goodwill and Other Intangible Assets", which requires that goodwill no longer be amortized, and instead, be tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. In conjunction with the implementation of U.S. SFAS No. 142, we completed a goodwill impairment review as of January 1, 2002 in accordance with the provisions of the standard and found no impairment. SFAS No. 142 also requires companies to discontinue amortizing goodwill and other indefinite lived assets beginning January 1, 2002. This resulted in a decrease in amortization of approximately NT$877.6 million (US$27.6 million), NT$819.3 million and NT$815.6 million in 2004, 2003 and 2002, respectively, which continues to be recorded for ROC GAAP purposes. Under U.S. GAAP, we completed our annual goodwill impairment tests as of December 31, 2002 and determined that NT$2,213.0 million of the goodwill attributable to shares of ASE Test was impaired and accordingly wrote off the full amount of the goodwill. No impairment charges were recorded for goodwill, attributable to other reporting units, for the year ended December 31, 2003. For the year ended December 31, 2004, we took an impairment charge under U.S. GAAP of NT$1,337.7 million (US$42.1 million) relating to our purchase of shares of ISE Labs.

     For the year ended December 31, 2004, we adopted ROC SFAS No. 35, "Impairment of Assets". In addition to yearly amortization, under ROC SFAS No. 35, goodwill is evaluated at least annually to determine if it is impaired. As a result of our annual impairment review, under ROC GAAP we recognized an impairment charge of NT$1,950.1 million (US$61.4 million) for goodwill relating to our purchase of shares of ASE Test and ISE Labs. See note 10 to the consolidated financial statements.

     ROC GAAP and U.S. GAAP require an assessment of impairment of long-term investments whenever events or circumstances indicate a decline in value may be other-than-temporary. The criteria for determination are similar under ROC GAAP and U.S. GAAP. However, the methods to measure the amount of impairment may be based on different estimates of fair values depending on the circumstances. When impairment is determined to have occurred, U.S. GAAP requires the market price to be used, if available, to determine the fair value of the long-term investment and measure the amount of impairment at the reporting date. Under ROC GAAP, if the market price is deemed to be a result of an inactive market, another measure of fair value may be used. As such, when determining whether an other-than-temporary impairment occurred in our long-term investment in Hung Ching as of December 31, 2002, the fair value, under ROC GAAP, was based on the difference between the carrying value and the net-asset value of Hung Ching with adjustments made to significant assets of Hung Ching using appraised values and other appropriate information. Using this method under ROC GAAP, we determined that no impairment occurred in our long-term investment in Hung Ching in 2002. Under U.S. GAAP, we determined an other-than-temporary impairment occurred in our long-term investment in Hung Ching as of December 31, 2002 in the amount of NT$883.6 million. We did not record any impairment charge for long-term investments in 2003. For the year ended December 31, 2004, under U.S. GAAP we took an impairment charge of NT$1,707.0 million (US$53.8 million) relating to our investment in Universal Scientific.

     We typically pay all or a portion of employee bonuses in the form of common shares. The number of common shares distributed as part of employee bonuses is obtained by dividing the total nominal NT dollar amount of the bonus to be paid in the form of common shares by the par value of the common shares, or NT$10 per share, rather than their market value, which has generally been substantially higher than par value. We paid employee bonuses in 2004 in the form of common shares with respect to the results of the preceding fiscal year. We did not pay any employee bonuses in the form of common shares in 2003 or 2002 because we had minimal net income in 2002 and incurred a net loss in 2001. Under ROC GAAP, the distribution of employee bonus shares is treated as an allocation from retained earnings, and we are not required to, and do not, charge the value of the employee bonus shares to employee compensation expense. Under U.S. GAAP, however, we are required to charge the market value of the employee bonus shares to employee compensation expense in the period to which they relate, and correspondingly reduce our net income and income per common share. See "Item 6. Directors, Senior Management and Employees--Compensation--ASE Inc. Employee Bonus and Stock Option Plans".

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

Recent U.S. GAAP Accounting Pronouncements

     In March 2004, the Emerging Issues Task Force, or EITF, reached a consensus on EITF 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments". The consensus was that certain quantitative and qualitative disclosure should be required for debt and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS Nos. 115 and 124 that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. This EITF consensus is effective for fiscal years ending after December 15, 2003. Adoption of the EITF consensus did not result in an impact on our financial position, results of operations or cash flows.

     In November 2004, the FASB issued SFAS No. 151, "Inventory Costs - An Amendment of ARB No. 43, Chapter 4". SFAS No. 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred on or after July 1, 2005. We are currently evaluating the impact of this standard on our consolidated financial statements.

     In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment". This statement is a revision of SFAS No. 123 and supercedes APB Opinion No. 25. This statement establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on the accounting for transactions in which an entity obtains employee services in share-based payment transactions. Entities will be required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. This statement is effective as of the beginning of the first interim or annual reporting period that begins after January 1, 2006.

     Upon adoption, we have two application methods to choose from: the modified-prospective transition approach or the modified-retrospective transition approach. Under the modified-prospective transition method, we would be required to recognize compensation cost for:

     o share-based awards to employees based on their grant-date fair value from the beginning of the fiscal period in which the recognition provisions are first applied; and

     o awards that were granted prior to, but not vested as of the date of adoption.

Prior periods remain unchanged and pro forma disclosures previously required by SFAS No. 123 continue to be required. Under the modified-retrospective transition method, we would restate prior periods by recognizing compensation cost in the amounts previously reported in the pro forma footnote disclosure under SFAS No. 123. Under this method, we are permitted to apply this presentation to all periods presented or to the start of the fiscal year in which SFAS No. 123R is adopted. We would follow the same guidelines as in the modified-prospective transition method for awards granted subsequent to adoption and those that were granted and not yet vested. We have not yet determined which methodology we will adopt but we believe that the impact the adoption of SFAS No. 123R will have on our financial position or results of operations will approximate the magnitude of our stock-based employee compensation cost disclosed in note 30 to our consolidated financial statements pursuant to the disclosure requirements of SFAS No. 148.

     In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-Monetary Assets - An Amendment of APB Opinion No. 29", or SFAS No. 153. The amendments made by SFAS No. 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the exception for non-monetary exchanges of similar productive assets and replace it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The provisions in SFAS No. 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 (July 1, 2005 for us). Early application of the SFAS No. 153 is permitted. The provisions of this Statement shall be applied prospectively. We do not expect the adoption of SFAS No. 153 to have a material effect on our financial statements or our results of operations.

LIQUIDITY AND CAPITAL RESOURCES

     We have historically been able to satisfy our working capital needs from our cash flow from operations. We have historically funded our capacity expansion from internally generated cash and, to the extent necessary, the issuance of equity securities and long-term borrowings. If adequate funds are not available on satisfactory terms, we may be forced to curtail our expansion plans. Moreover, our ability to meet our working capital needs from cash flow from operations will be affected by the demand for our packaging and testing services, which in turn may be affected by several factors. Many of these factors are outside of our control, such as economic downturns and declines in the prices of our services caused by a downturn in the semiconductor industry. See "Item 3. Key Information--Risk Factors--Risks Relating to Our Business--Our operating results are subject to significant fluctuations, which could adversely affect the market value of your investment." The average selling prices of our packaging and testing services are likely to be subject to further downward pressure in the future. To the extent we do not generate sufficient cash flow from our operations to meet our cash requirements, we will have to rely on external financing. We have not historically relied, and we do not plan to rely in the foreseeable future, on off-balance sheet financing arrangements to finance our working capital or capacity expansion.

     Net cash provided by operating activities amounted to NT$19,487.0 million (US$614.0 million) in 2004, partially as a result of adjusting for non-cash depreciation and amortization, including amortization of goodwill, and to a lesser extent, as a result of adjusting for the impairment of goodwill and long-term investment of NT$18,126.0 million (US$571.1 million). Net cash provided by operating activities amounted to NT$13,306.2 million in 2003, partially as a result of adjusting for non-cash depreciation and amortization, including amortization of goodwill, of NT$13,585.9 million. Net cash provided by operating activities amounted to NT$11,313.8 million in 2002, partially as a result of adjusting for non-cash depreciation and amortization, including amortization of goodwill, of NT$13,101.9 million. The increase in net cash generated by operating activities in 2004 compared to 2003 was primarily due to a significant increase in net income to NT$4,209.7 million (US$132.6 million) in 2004 from NT$2,742.8 million in 2003 and non-cash depreciation, amortization and impairment of goodwill and long-term investment to NT$18,126.0 million (US$571.1 million) in 2004 from NT$13,585.9 million in 2003. The increase in net cash generated by operating activities in 2003 compared to 2002 was primarily due to a significant increase in net income from NT$129.0 million in 2002 to NT$2,742.8 million in 2003, and adjustments for loss on long-term investments of NT$354.8 million in 2003 due to the recognition of a loss for the sale of our common shares by our wholly-owned subsidiary ASE Capital Inc. in connection with our ADS offering in June 2003. Depreciation and amortization increased in 2002 and 2003 compared to the prior year primarily due to an increase in capital expenditure in 2002 and the first half of 2003.

     Net cash used in investing activities amounted to NT$30,825.3 million (US$971.2 million) in 2004, primarily as a result of the acquisition of properties, such as machinery and equipment for our packaging, testing and interconnect materials operations, of NT$28,523.5 million (US$898.7 million). Net cash used in investing activities amounted to NT$18,572.6 million in 2003, primarily as a result of the acquisition of properties of NT$17,534.1 million. Net cash used in investing activities amounted to NT$13,719.7 million in 2002, primarily due to the acquisition of properties of NT$12,657.9 million and the purchases of ASE Test shares and ISE Labs shares of NT$2,072.1 million.

     Net cash provided by financing activities in 2004 was NT$9,166.3 million (US$288.8 million). This amount reflected primarily an increase in long-term debt of NT$5,997.2 million (US$188.9 million), our issuance of domestic secured bonds of NT$2,733.1 million (US$86.1 million) and an increase in short-term borrowings of NT$2,696.0 million (US$84.9 million), which was partially offset by investments payable of NT$2,310.0 million (US$72.8 million). Net cash provided by financing activities in 2003 was NT$4,210.9 million. This amount reflected proceeds from the sale of our common shares of NT$2,850.5 million and proceeds of NT$6,684.9 million from the issuance of our zero coupon convertible bonds due 2008, which was partially offset by the early redemption of foreign convertible bonds issued by ASE Test through a finance subsidiary totaling NT$4,908.4 million. Net cash provided by financing activities in 2002 amounted to NT$530.5 million. This amount reflected proceeds from short-term and long-term debt of NT$3,536.8 million, which was partially offset by the reduction in commercial papers and bank acceptances payable of NT$1,739.3 million, and payment of NT$1,674.1 million for the repurchase of the remaining outstanding portion of our US$200 million zero coupon convertible bonds due 2002.

     As of December 31, 2004, our primary source of liquidity was NT$5,975.1 million (US$188.3 million) of cash and cash equivalents and NT$3,194.2 million (US$100.6 million) of short-term investments. Our short-term investments primarily consisted of investments in fixed income mutual funds. As of December 31, 2004, we had total unused short-term credit lines of NT$12,877.0 million (US$405.7 million), and total unused long-term credit lines of NT$1,793.0 million (US$56.5 million). As of December 31, 2004, we had working capital of NT$10,691.0 million (US$336.8 million).

     As of December 31, 2004, we had total borrowings of NT$53,382.4 million (US$1,681.9 million), NT$4,642.3 million (US$146.3 million) of which were short-term borrowings and NT$48,740.1 million (US$1,535.6 million) of which were long-term borrowings. The interest rate for borrowings under our short-term borrowings ranged from 0.6% to 7.0% per year as of December 31, 2004. All of our short-term loans are revolving facilities with a term of one year, each of which may be extended on an annual basis with lender consent. Our long-term borrowings consist primarily of bank loans and bonds payable. As of December 31, 2004, we had outstanding long-term borrowings, less current portion, of NT$46,529.6 million (US$1,466.0 million). As of December 31, 2004, the current portion of our long-term borrowings was NT$2,210.5 million (US$69.6 million). Our long-term borrowings carried variable interest rates which ranged between 1.2% and 11.0% per year as of December 31, 2004.

     We have pledged a portion of our assets, with a carrying value of NT$11,423.1 million (US$359.9 million) as of December 31, 2004, to secure our obligations under our short-term and long-term facilities.

     We have also entered into a lease receivables purchase facility agreement in connection with our leasing of testing equipment. In August 2004, we, along with ASE Test Taiwan, entered into an agreement with a syndicate of banks arranged by Citibank, N.A., Taipei Branch whereby such syndicate agrees to purchase up to US$90.0 million of qualifying lease receivables from eligible leasing companies for twelve months from the date of the agreement. As evidence of the obligations entered into under the transaction, we and ASE Test Taiwan are required to issue promissory notes to such leasing companies that are indorsed to Citibank, N.A., Taipei Branch. The leasing companies also execute a mortgage agreement granting Citibank N.A., Taipei Branch a mortgage on the leased equipment.

     In connection with ASE Chung Li's merger into us in August 2004, we assumed the remaining NT$914.2 million (US$28.8 million) of a NT$4.0 billion syndicated bank loan which ASE Chung Li originally entered into in November 2000. The loan is due in May 2006, and we were in compliance with the loan's covenants as of December 31, 2004.

     In January 2004, we issued eleven series of secured non-convertible bonds in the aggregate principal amount of NT$2.75 billion (US$86.6 million). These bonds bear semi-annual interest at floating LIBOR-based rates. We are required to repay half of the aggregate principal amount of the bonds in January 2008 with the remaining due in January 2009. Our payment obligations under the bonds are secured by guarantees provided by syndicate banks pursuant to a guarantee agreement entered into in December 2003, for which Chinatrust Commercial Bank, Ltd. and The Hongkong and Shanghai Banking Corporation Limited, Taipei Branch acted as arrangers.

     In September 2003, we issued US$200 million in aggregate principal amount of zero coupon convertible bonds due 2008. The convertible bonds are convertible into our common shares and ADSs. As of May 31, 2005, these convertible bonds are convertible into our common shares at a conversion price of NT$35.53 per common share. As of May 31, 2005, none of the convertible bonds had been converted.

     In September 2003, we entered into a NT$7.0 billion five-year syndicated credit facility, for which Citibank, N.A., Taipei Branch acted as the lead manager. We used NT$3.0 billion of the amount available to refinance our NT$6.0 billion syndicated loan facility, for which Citibank, N.A., Taipei Branch acted as the lead manager, entered into on December 11, 2001. The remaining NT$4.0 billion was used to fund our capital expenditure requirements.

     In August 2003, ASE Test redeemed US$159.9 million aggregate principal amount of the US$160 million 1% guaranteed convertible notes due 2004 issued through its finance subsidiary. The early redemption of the US$160 million 1% guaranteed convertible notes due 2004 was financed in part through a five-year syndicated credit facility entered into in June 2003 by ASE Test Finance Limited, a wholly-owned finance subsidiary of ASE Test. The total commitments under the facility totaled US$150 million. In addition to ASE Inc., guarantees were also provided by ASE Test and ASE Test Taiwan for ASE Test Finance Limited's payment obligations under the facility.

     In August 2003, ASE Test Finance Limited obtained a loan of US$60.0 million from J&R Holding Limited in connection with the redemption of its convertible notes issued in 1999. The loan was originally due in February 2005 but was repaid in full in July 2004. In connection with the repayment of the loan to J&R Holding Limited in June 2004, ASE Test entered into a two-year revolving loan facility agreement for US$30.0 million which was guaranteed by ASE Test Taiwan and, as of December 31, 2004, bears interest at 3.299%. Also in connection with the repayment of the loan to J&R Holding Limited, ASE Test Finance Limited entered into a credit facility for US$30.0 million which was guaranteed by ASE Test and, as of December 31, 2004, bears interest at 3.52%. Both of these loans are due in June 2006.

     In June 2003, our wholly-owned subsidiaries, ASE Investment Inc. and ASE Capital Inc., sold an aggregate of 32,757,600 of our ADSs. The net proceeds from the offering were approximately NT$2,850.5 million. We used the net proceeds to repay our borrowings of an aggregate principal amount of NT$6.0 billion, borrowings of ASE Investment Inc. in an aggregate principal amount of NT$1.2 billion and borrowings of ASE Capital Inc. in an aggregate principal amount of NT$150 million. In addition, pursuant to a merger agreement dated July 17, 2002, ASE Investment Inc. and ASE Capital Inc. merged with and into us on July 1, 2003, and we assumed all of the assets and liabilities of both ASE Investment Inc. and ASE Capital Inc.

     In December 2002, we entered into a NT$7.0 billion three-year syndicated credit facility, for which Citibank, N.A., Taipei Branch acted as the lead arranger. We used NT$5.2 billion of the amount available under the facility to refinance a NT$5.2 billion syndicated credit facility, for which Citibank, N.A., Taipei Branch acted as the lead arranger, entered into on June 22, 2001. The remaining NT$1.8 billion was used to repay a portion of our existing revolving credit lines.

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

     We have on occasion failed to comply with certain financial covenants in some of our loan agreements. Such non-compliance may also have, through broadly worded cross-default provisions, resulted in default under some of the agreements governing our other existing debt. For example, in 2004, in connection with increases in our capital expenditures, we borrowed more money which resulted in our failure to comply with certain debt ratios. We are in the process of obtaining waivers from the relevant lenders relating to such non-compliance. We cannot assure you that we will be able to obtain such waivers or that we will be able to otherwise remain in compliance with our financial covenants under our loan agreements. In the event of default, we may not be able to cure the default or obtain a waiver, and our operations could be significantly disrupted and harmed. See "Item 3. Key Information--Risk Factors--Risks Relating to Our Business--Restrictive covenants and broad default provisions in the agreements governing our existing debt may materially restrict our operations as well as adversely affect our liquidity, financial condition and results of operations."

     Our contingent obligations consist of guarantees provided by us to our subsidiaries and affiliates. As of December 31, 2004, we endorsed and guaranteed the promissory notes of our subsidiaries and affiliates in the amount of NT$11,382.7 million (US$358.6 million). Other than such guarantees, we have no other contingent obligations. See note 25 to our consolidated financial statements.

     We have made, and expect to continue to make, substantial capital expenditures in connection with the expansion of our production capacity. The table below sets forth our principal capital expenditures incurred for the periods indicated.

                                              Year Ended December 31,
                                ------------------------------------------------
                                  2002         2003                 2004
                                ------------------------------------------------
                                   NT$          NT$           NT$          US$
                                                  (in millions)
Machinery and equipment.......  13,786.8     14,833.9      26,063.0       821.1
Building and improvements.....   1,963.0      2,400.4       4,525.3       142.6


     We have budgeted capital expenditures of approximately NT$11,109 million (US$350 million) for 2005, primarily to purchase machinery and equipment in connection with the expansion of our packaging, testing, and interconnect materials operations. We may adjust the amount of our capital expenditures upward or downward based on market conditions, the progress of our expansion plans and cash flow from operations. Due to the rapid changes in technology in the semiconductor industry, we frequently need to invest in new machinery and equipment, which may require us to raise additional capital. We cannot assure you that we will be able to raise additional capital should it become necessary on terms acceptable to us or at all. See "Item 3. Key Information--Risk Factors--Risks Relating to Our Business--Because of the highly cyclical nature of our industry, our capital requirements are difficult to plan. If we cannot obtain additional capital when we need it, our growth prospects and future profitability may be adversely affected."

     We believe that our existing cash and cash equivalents, short-term investments, expected cash flow from operations and existing credit lines under our short-term loan facilities will be sufficient to meet our capital expenditures, working capital, cash obligations under our existing debt and lease arrangements, and other requirements for at least the next twelve months. We currently hold cash and cash equivalents primarily in U.S. dollars, New Taiwan dollars and Malaysian Ringgit. See note 4 to our consolidated financial statements. As of December 31, 2004, we had contractual obligations of NT$33,339.8 million (US$1,050.4 million) due in the next three years. We intend to meet our payment obligations through the expected cash flow from operations, long-term borrowings and the issuance of additional equity or equity-linked securities. We will continue to evaluate our capital structure and may decide from time to time to increase or decrease our financial leverage through equity offerings or borrowings. The issuance of additional equity or equity-linked securities may result in additional dilution to our shareholders.

     From time to time, we evaluate possible investments, acquisitions or divestments and may, if a suitable opportunity arises, make an investment, acquisition or divestment. Other than disclosed elsewhere in this annual report, we currently have no commitments to make any material investment, acquisition or divestment.

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

     We have, from time to time, entered into interest rate swap transactions to hedge our interest rate exposure. As of December 31, 2004, we had US$157.0 million and NT$2,750.0 million (US$86.6 million) outstanding interest rate swap transactions. See "Item 11. Quantitative and Qualitative Disclosures about Market Risk--Market Risk--Interest Rate Risk". We have entered into foreign currency option contracts and forward exchange contracts to hedge our existing assets and liabilities denominated in foreign currencies and identifiable foreign currency purchase commitments. As of December 31, 2004, we had US$912.4 million outstanding in foreign currency option contracts and no forward exchange contracts outstanding. In October 2003, we entered into cross-currency swap contracts to hedge against reductions in value caused by changes in foreign currency exchange rates in connection with the proceeds received from our offering of US$200.0 million zero coupon convertible bonds due 2008. See "Item
11. Quantitative and Qualitative Disclosures about Market Risk" and note 26 to the consolidated financial statements.

RESEARCH AND DEVELOPMENT

     For 2004, 2003 and 2002, our research and development expenditures totaled approximately NT$2,584.5 million (US$81.4 million), NT$2,354.0 million and NT$2,049.0 million, respectively. These expenditures represented approximately 3.2%, 4.1% and 4.5% of net revenues in 2004, 2003 and 2002, respectively. We have historically expensed all research and development costs as incurred and none is currently capitalized. As of May 31, 2005, we employed 2,105 employees in research and development.

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

     A significant portion of our research and development efforts is also focused on the development of advanced substrate production technology for BGA packaging. Substrate is the principal raw material for BGA packages. Development and production of advanced substrates involve complex technology and, as a result, high quality substrates are currently available only from a limited number of suppliers, located primarily in Japan. We believe that our successful development of substrate production capability will, among other things, enable us to capture an increasingly important value-added component of the packaging process, help ensure a stable and cost-effective supply of substrates for our BGA packaging operations and shorten production time. See "Item 7. Major Shareholders and Related Party Transactions--Related Party Transactions".

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     The following table sets forth the maturity of our contractual obligations as of December 31, 2004.

                                                               Payments Due by Period
                                           -----------------------------------------------------------------
                                                                        1 to 3                    After 5
                                             Total     Under 1 Year     Years     3 to 5 Years     Years
                                           -----------------------------------------------------------------
                                              NT$          NT$           NT$          NT$           NT$
                                                                   (in millions)
Contractual Obligations:
     Long-term debt(1).................     48,343.8      2,011.7      25,305.6     20,728.9         297.6
     Capital lease obligations(2)......        396.3        198.8         195.6          1.9           --
     Operating leases(3)...............      4,409.8      1,810.7       2,127.6        413.8          57.7
     Purchase obligations(4)...........      1,689.8      1,689.8           --           --            --
                                           -----------------------------------------------------------------
         Total(5)(6)(7)................     54,839.7      5,711.0      27,628.8     21,144.6         355.3
                                           =================================================================

------------------
(1)  Excludes interest payments.

(2) Represents our commitments under property leases less imputed interest. These obligations are recorded on our consolidated balance sheets. See note 16 to our consolidated financial statements.

(3) Represents our commitments under leases for land, machinery and equipment such as testers, and office buildings and equipment. See note 25 to our consolidated financial statements.

(4) Represents unpaid commitments for construction. These commitments are not recorded on our consolidated balance sheets as of December 31, 2004. See note 25 to our consolidated financial statements. Total commitments for construction of buildings were approximately NT$3,264.0 million (US$102.8 million), of which NT$1,574.2 million (US$49.6 million) had been paid as of December 31, 2004.

(5) Excludes payments that vary based upon our net sales or sales volume, such as commissions, service fees and royalty payments for technology license agreements. Commission and service fee expenses in 2004 were approximately NT$769.6 million (US$24.2 million). Royalty expenses in 2004 were approximately NT$164.0 million (US$5.2 million). See note 25 to our consolidated financial statements.

(6) Excludes non-binding commitments to purchase machinery and equipment of approximately NT$7,600.0 million (US$239.4 million) as of December 31, 2004.

(7) Excludes our minimum pension funding requirements since such amounts have not been determined. We made pension contributions of approximately NT$133.4 million (US$4.2 million) in 2004 and we estimate that we will contribute approximately NT$215.2 million (US$6.8 million) in 2005. See "--Operating Results and Trend Information--Critical Accounting Policies" and note 17 to our consolidated financial statements.

Item 6. Directors, Senior Management and Employees

DIRECTORS AND SENIOR MANAGEMENT AND BOARD PRACTICES

Directors

     Our board of directors is elected by our shareholders in a general meeting at which a quorum, consisting of a majority of all issued and outstanding common shares, is present. The chairman is elected by the board from among the directors. Our six-member board of directors is responsible for the management of our business.

     The term of office for our directors is three years from the date of election. The current board of directors began serving on June 19, 2003. The terms of the current directors will expire on June 18, 2006. Directors may serve any number of consecutive terms and may be removed from office at any time for a valid reason by a resolution adopted at a general meeting of shareholders. Normally, all board members are elected at the same time, except where the posts of one-third or more of the directors are vacant, at which time a special meeting of shareholders shall be convened to elect directors to fill the vacancies. We and our subsidiaries do not have service contracts with our directors that provide for benefits upon termination of employment.

     Under Rule 10A-3 of the Exchange Act and the rules of the New York Stock Exchange, we are required to have an audit committee that meets certain requirements by July 31, 2005. We are currently in the process of reviewing examples of audit committee charters and considering candidates for appointment as audit committee members with a view to fully comply with these new requirements in the specified time period, including the appointment of an audit committee financial expert, as defined under Item 16A of Form 20-F.

     The following table sets forth information regarding all of our directors as of May 31, 2005.

                                                              Director                    Other Significant
Name                                     Position               Since     Age               Positions Held
--------------------------------------------------------------------------------------------------------------------
Jason C.S. Chang(1)........    Director, Chairman and           1984       61    Chairman of ASE Test; Chairman of
                                  Chief Executive Officer                           ASE Test Taiwan
Richard H.P. Chang(1)......    Director, Vice Chairman and      1984       58    Vice Chairman of ASE Test; Chairman
                                  President                                         of Universal Scientific
Joseph Tung(2).............    Director and Chief Financial     1997       46    Supervisor of Universal Scientific;
                                  Officer                                           Director of ASE Test
Chin Ko-Chien(2)...........    Director and Executive Vice      1997       59    Director of ASE Test
                                  President
Jeffrey Chen(2)............    Director and Vice President      2003       41    Director of ASE Test
Tien Wu(2).................    Director                         2003       47    Chief Executive Officer of ISE Labs

------------------
(1)  Jason C.S. Chang and Richard H.P. Chang are brothers.

(2) Representative of ASE Enterprises, a company organized under the laws of Hong Kong, which held 17.77% of our outstanding common shares as of April 30, 2005. All of the outstanding shares of ASE Enterprises are held by a company organized under the laws of the British Virgin Islands in trust for the benefit of the family of our Chairman and Chief Executive Officer, Jason C.S. Chang, who is the sole shareholder and director of that company.

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

     The following table sets forth information regarding all of our supervisors as of May 31, 2005.

                                                             Supervisor                   Other Significant
Name                                     Position              Since      Age               Positions Held
-------------------------------------------------------------------------------------------------------------------
Feng Mei-Jean(1)...........    Supervisor                       1984       50    Supervisor of J&R Industrial Inc.
Yen-Yi Tseng(2)............    Supervisor                       2000       63    Chairman of Hung Ching
John Ho(2).................    Supervisor                       1998       50    Director of Universal Scientific
Raymond Lo(2)..............    Supervisor                       2000       51    President of ASE Test
Samuel Liu(2)..............    Supervisor                       2005       57    Chief Technical Officer (Test) of
                                                                                    ASE Inc.

------------------
(1)  Feng Mei-Jean is the wife of Richard H.P. Chang.
(2)  Representative of ASE Enterprises.

     In accordance with ROC law, each of our directors and supervisors is elected either in his or her capacity as an individual or as an individual representative of a corporation or government. Persons designated to represent corporate or government shareholders as directors are typically nominated by such shareholders at the annual general meeting and may be replaced as representatives by such shareholders at will. Of the current directors and supervisors, eight represent ASE Enterprises. The remaining directors and supervisors serve in their capacity as individuals.

Executive Officers

     The following table sets forth information regarding all of our executive officers as of May 31, 2005.

                                                                                                     Years
                                                                                                    with the
Name                                                             Position                           Company     Age
---------------------------------------------------------------------------------------------------------------------
Jason C.S. Chang.....................     Chairman and Chief Executive Officer                         21        61
Richard H.P. Chang...................     Vice Chairman and President                                  21        58
Chin Ko-Chien........................     Executive Vice President and General Manager,                21        59
                                             Kaohsiung packaging facility
Raymond Lo...........................     President, ASE Test; President, ASE Test Taiwan              19        51
Joseph Tung..........................     Chief Financial Officer                                      10        46
Fu-Sing Chang........................     President, ASE Test Malaysia                                 6         54
Sang Jin Maeng.......................     President, ASE Korea                                         6         53
Tien Wu..............................     Chief Executive Officer, ISE Labs                            5         47


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

     Jeffrey Chen has served as a director of ASE Inc. since June 2003 and a director of ASE Test since 1998. He is also a Vice President of ASE Inc. and a Special Assistant to the Chairman of ASE Inc. He was the Chief Financial Officer of ASE Test from July 1998 to August 2002. Prior to joining the ASE group, he worked in the corporate banking department of Citibank, N.A. in Taipei and as the Vice President of corporate finance at Bankers Trust in Taipei. He holds a degree in finance and economics from Simon Fraser University in Canada and a master's degree in business administration from the University of British Columbia in Canada.

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

     Samuel Liu has served as a supervisor of ASE Inc. since May 2005. He is currently the Chief Technical Officer for testing operations. Prior to joining ASE Inc. in 2004, Mr. Liu worked at Intel and other chip companies in various technical and management positions for over 25 years. He holds a B.S.E.E. degree from National Taiwan University and a Ph.D. from Stanford University.

     Fu-Sing Chang has served as President of ASE Test Malaysia since August 2004. Before joining ASE Test Malaysia, Mr. Chang was a special assistant to the General Manager of our packaging facility in Kaohsiung, Taiwan. He holds a degree in mechanical engineering from Chung Kung University in Taiwan.

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

COMPENSATION

     In 2004, we paid to our directors, supervisors and executive officers approximately NT$117.0 million (US$3.7 million) in cash remuneration. In June 2004, we granted an aggregate of 11,150,000 options to our directors, supervisors and executive officers under our employee stock option plan at an initial exercise price of NT$26.60 per share, which as of May 31, 2005 has been adjusted to an exercise price of NT$25.10 per share due to subsequent stock dividends. In 2004, we did not set aside any pension, retirement and similar benefits for our executive officers pursuant to existing plans provided by or contributed to by our company or its subsidiaries. We did not pay any remuneration in kind to our directors, supervisors or executive officers in 2004. We have not provided any loans to or guarantees for the benefit of any of our directors, supervisors or executive officers. For information regarding our pension and other retirement plans and those of our subsidiaries, see "--Employees", "Item 5. Operating and Financial Review and Prospects--Operating Results and Trend Information--ROC Labor Pension Act" and note 17 to our consolidated financial statements.

   ASE Inc. Employee Bonus and Stock Option Plans

     We award bonuses to employees of ASE Inc. and its subsidiaries who are located in Taiwan based on overall income and individual performance targets. These employees are eligible to receive bonuses in the form of our common shares valued at par. Actual amounts of bonuses to individual employees are determined based upon the employee meeting specified individual performance objectives. We did not grant any stock bonuses to employees of ASE Inc. or its subsidiaries in 2002 or 2003. In 2004, we granted an aggregate of 15,427,203 common shares as stock bonuses with an aggregate value of NT$154.3 million (US$4.9 million). At our annual shareholders' meeting held on June 15, 2004, our shareholders, in addition to approving such stock bonus, also approved NT$18.4 million (US$0.6 million) as cash bonuses to employees. See "Item 5. Operating and Financial Review and Prospects--

Operating Results and Trend Information--U.S. GAAP Reconciliation" for a discussion of how stock bonuses are calculated under ROC GAAP.

     We currently maintain two option plans, adopted in 2002 and 2004. Pursuant to these plans, our full-time employees as well as the full-time employees of our domestic and foreign subsidiaries are eligible to receive stock option grants. Under the 2002 plan, for a period of one year from August 28, 2002, we could grant up to 160,000,000 options. Under the 2004 plan, for a period of one year from May 27, 2004, we can grant up to 140,000,000 options. Each option entitles the holder to purchase one ASE Inc. common share at a price equal to the closing market price on the date of the option issuance. Each option is exercisable upon vesting for five years. Typically, 40% of the options originally granted vest upon the second anniversary of the grant date, and an additional 10% of the options originally granted vest every six months thereafter. Each option expires at the end of the 10th year following its grant date. The options are generally not transferable. As of December 31, 2004, a total of 159,968,000 options had been granted under the 2002 plan, 145,989,000 of which had an initial exercise price of NT$17.80 per share and 13,979,000 of which had an initial exercise price of NT$23.20 per share. As of December 31, 2004, a total of 124,917,000 options with an initial exercise price of NT$25.10 per share had been granted under the 2004 plan.

   ASE Test Share Option Plans

     As of December 31, 2004, ASE Test maintained six option plans, which included plans adopted in each year from 1996 to 2000, and a sixth option plan, which became effective on June 25, 2004. The option plans that ASE Test adopted in 1996, 1997 and 1998 expired on April 19, 2005. Under ASE Test's share option plans, ASE Test's directors, employees, advisors, consultants and affiliates, some of whom serve as our directors, supervisors and employees, may, at the discretion of a committee of its directors administering the plan, be granted options to purchase its shares at an exercise price of no less than their market value on the date of grant. The committee has complete discretion to determine which eligible individuals are to receive option grants, the number of shares subject to each grant, the vesting schedule for each option grant and the maximum term for which each granted option is to remain outstanding, up to a maximum term of ten years in the case of the 1999, 2000 and 2004 option plans. ASE Test's board of directors may amend or modify the plans at any time. As of December 31, 2004, an aggregate of 31,300,000 of ASE Test's shares had been reserved for issuance and 10,877,448 options to purchase its shares remained outstanding under its various option plans. An aggregate of 10,381,000 options (of which 5,175,000 was outstanding as of December 31, 2004) had been granted to the directors and executive officers of ASE Test. Options granted under the various plans are exercisable at exercise prices ranging from US$5.50 to US$25.00 per share.

EMPLOYEES

     The following table sets forth, for the periods indicated, certain information concerning our employees for the dates indicated.

                                                     As of December 31,
                                             -----------------------------------
                                               2002          2003         2004
                                             -----------------------------------
Total..................................      20,401        24,443        34,649
Function
   Direct labor........................      13,059        15,808        23,184
   Indirect labor (manufacturing)......       4,264         5,389         7,238
   Indirect labor (administration).....       1,517         1,704         2,017
   Research and development............       1,561         1,542         2,210
Location
   Taiwan..............................      15,061        18,202        22,893
   Malaysia............................       3,140         4,207         5,787
   PRC(1)..............................         --             --         2,561
   Korea...............................       1,305         1,617         1,912
   Japan(2)............................         --             --           988
   Singapore...........................          65           116           304
   United States.......................         361           273           195

                                                     As of December 31,
                                             -----------------------------------
                                               2002          2003         2004
                                             -----------------------------------
   Philippines(3)......................         461            20           --
   Hong Kong(4)........................           8             8             9

------------------
(1) We commenced our operations in the PRC in June 2004. See "Item 4. Information on the Company--Organizational Structure--Our Consolidated Subsidiaries--ASE Shanghai".

(2) We commenced our operations in Japan in May 2004. See "Item 10. Additional Information--Material Contracts--Share Sale and Purchase Agreement dated as of February 3, 2004 among NEC Electronics Corporation, NEC Yamagata Ltd., J&R Holding Limited and ASE Inc."

(3) In October 2003, we closed our facilities and discontinued our operations in the Philippines.

(4)  We are currently in the process of discontinuing our operations in Hong
     Kong.


     Eligible employees may participate in our employee share bonus plan and stock option plans and the ASE Test's share option plans. See
"--Compensation--ASE Inc. Employee Bonus and Stock Option Plans" and "--Compensation--ASE Test Share Option Plans". See also "Item 5. Operating and Financial Review and Prospects--Operating Results and Trend Information--ROC Labor Pension Act".

     With the exception of ASE Korea's employees, our employees are not covered by any collective bargaining arrangements. We believe that our relationship with our employees is good.

SHARE OWNERSHIP

     The following table sets forth certain information with respect to our common shares and options exercisable for our common shares held by our directors, supervisors and executive officers as of April 30, 2005.

                                               Percentage of
                                               Total ASE Inc.                       Exercise
                            Number of ASE      Common Shares                        Price of
Director, Supervisor or      Inc. Common         Issued and        Number of        Options         Expiration Date
   Executive Officer         Shares Held        Outstanding       Options Held       (NT$)            of Options
----------------------------------------------------------------------------------------------------------------------
Jason C.S. Chang.....       36,084,709(1)          0.88%          9,800,000(2)     17.8-25.1     12/23/2012-6/29/2014
Richard H.P. Chang...       51,632,748             1.26%          6,200,000(2)     17.8-25.1     12/23/2012-6/29/2014
Joseph Tung..........        1,259,635             0.03%                 *         17.8-25.1     12/23/2012-6/29/2014
Chin Ko-Chien........        1,031,771             0.03%                 *         17.8-25.1     12/23/2012-6/29/2014
Jeffrey Chen.........           34,627               +                   *         17.8-25.1     12/23/2012-6/29/2014
Tien Wu..............          203,907               +                   *         17.8-25.1     12/23/2012-6/29/2014
Feng Mei-Jean........       67,027,344             1.63%                --             --                 --
Yen-Yi Tseng.........           52,427               +                   *         17.8-25.1     12/23/2012-6/29/2014
John Ho..............          893,864             0.02%                 *         17.8-25.1     12/23/2012-6/29/2014
Raymond Lo...........          746,882             0.02%                 *         17.8-25.1     12/23/2012-6/29/2014
Samuel Liu...........               --              --                   *           25.1              6/29/2014
Fu-Sing Chang........          150,000               +                   *         17.8-25.1     12/23/2012-6/29/2014
Sang Jin Maeng.......               --              --                   *         17.8-25.1     12/23/2012-6/29/2014

------------------
(1) In addition to holding 0.88% of our common shares directly, Jason C.S. Chang is the sole shareholder and director of a company that holds all the outstanding shares of ASE Enterprises, which holds 17.77% of our common shares. See "Item 7. Major Shareholders and Related Party
     Transactions--Major Shareholders".

(2)  Each option covers one of our common shares.

* The sum of the number of common shares held and the number of common shares issuable upon exercise of all options held is less than 1% of our total outstanding common shares.

+    Represents less than 0.01% of our total outstanding common shares.

Item 7.  Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

     The following table sets forth information known to us with respect to the beneficial ownership of our common shares, as of April 30, 2005, by each shareholder known by us to beneficially own more than 5% of our outstanding common shares and all directors, supervisors and executive officers as a group.

                                                                      Common Shares Beneficially Owned
                                                                      --------------------------------
Name of Shareholder or Group                                            Number           Percentage
------------------------------------------------------------------------------------------------------
ASE Enterprises(1)..............................................        730,912,329           17.8%
Capital Group International, Inc.(2)............................        251,874,420            6.1%
Capital International, Inc.(2)..................................        243,206,070            5.9%
Directors, supervisors and executive officers as a group(3).....        889,049,325           21.6%

------------------
(1) ASE Enterprises is a company organized under the laws of Hong Kong. All of the outstanding shares of ASE Enterprises are held by a company organized under the laws of the British Virgin Islands in trust for the benefit of the family of our Chairman and Chief Executive Officer, Jason C.S. Chang, who is the sole shareholder and director of that company.

(2) Beneficial ownership information as of December 31, 2004 as reported by Capital Group International, Inc.'s and Capital International, Inc.'s
     Schedule 13G filed jointly with the SEC on February 11, 2005. Capital Group International, Inc. and Capital International, Inc. are companies organized under the laws of the state of California. Capital Group International, Inc. is the parent holding company of investment management companies, including Capital International, Inc., an investment advisor providing investment advisory and management services to its clients. We do not have any information with respect to the ownership of our common shares by Capital Group International, Inc. or Capital International, Inc. other than what is disclosed in their Schedule 13G filed on February 11, 2005.

(3)  Includes shareholding of ASE Enterprises.

     The following table sets forth information relating to our common shares held by our consolidated subsidiaries and unconsolidated affiliates as of April 30, 2005.

                                             Common Shares Beneficially Owned
                                             --------------------------------
Name of Shareholder                             Number           Percentage
-----------------------------------------------------------------------------
ASE Test Taiwan(1)........................          759,196            0.02%
Hung Ching(2).............................       44,576,204            1.08%
J&R Holding Limited(3)....................       84,501,301            2.05%

------------------
(1) ASE Test Taiwan is a 99.99%-owned subsidiary of ASE Test, our 51%-owned subsidiary.

(2) As of April 30, 2005, we held 26.4% of the outstanding shares of Hung Ching. Chang Yao Hung-ying, who was our director from 1984 to June 2003, our Chairman and Chief Executive Officer, Jason C.S. Chang, our Vice Chairman and President, Richard H.P. Chang, and other members of the Chang family are controlling shareholders of Hung Ching. See "Item 4. Information on the Company--Organizational Structure--Our Unconsolidated Affiliates".

(3) J&R Holding Limited is our wholly-owned subsidiary. J&R Holding Limited's ownership of our common shares is the result of the merger of ASE Chung Li with and into us and subsequent dividends upon shares received in connection with such merger. See "--Related Party Transactions.

     In connection with the merger of ASE Chung Li with and into ASE Inc., we and ASE Test have established a trust to hold and dispose of 149,175,000 and 5,000,000 of our common shares that were issued to ASE Test and ASE Test Taiwan, respectively, upon completion of the merger. As a result, the trustee appointed under the trust agreement has become one of our shareholders until such common shares are sold as permitted under the rules and regulations of the Taiwan Stock Exchange and the terms and conditions of the trust agreement. As of May 31, 2005, as a result of stock dividends, the total amount of our common shares held by the trust was 163,024,645. See "Item 7. Major Shareholders and Related Party Transactions--Related Party Transactions".

     In June 2003, we completed an offering of ADSs in which our wholly-owned subsidiaries ASE Investment Inc. and ASE Capital Inc. together sold 163,788,000 of our common shares. ASE Investment Inc. and ASE Capital Inc. also sold an additional 1,144 of our common shares on the Taiwan Stock Exchange following the ADS offering.

     None of our major shareholders has voting rights different from those of our other shareholders. Other than:

     o Capital Group International, Inc. and Capital International, Inc. becoming the beneficial owners of more than 5% of our outstanding common shares in 2003 and 2004, respectively;

     o the sale of our common shares in June 2003 by ASE Investment Inc. and ASE Capital Inc. as described above; and

     o the receipt by J&R Holding Limited, our wholly-owned subsidiary, of 79,914,225 of our outstanding shares in connection with the merger of ASE Chung Li with and into ASE Inc. See "--Related Party Transactions";

there were no changes in our major shareholders or significant changes in the percentage ownership of any of our major shareholders in 2004, 2003 or 2002.

     As of April 30, 2005, a total of 4,113,744,200 common shares were outstanding. With certain limited exceptions, holders of common shares that are not ROC persons are required to hold their common shares through a brokerage account in the ROC. As of April 30, 2005, 138,135,270 common shares were registered in the name of a nominee of Citibank, N.A., the depositary under our ADS deposit agreement. Citibank, N.A., has advised us that, as of April 30, 2005, 27,625,611 ADSs, representing 138,128,055 common shares, were held of record by Cede & Co., and 1,443 ADSs, representing 7,215 common shares, were held by 7 other U.S. persons. We have no further information as to common shares held, or beneficially owned, by U.S. persons.

RELATED PARTY TRANSACTIONS

     In recent years, we have awarded our common shares to the employees of our subsidiaries as part of their compensation, based in part on our consolidated net income and the subsidiaries' contribution to the consolidated income. At our annual shareholders' meeting held on June 15, 2004, our shareholders approved the grant of 15,427,203 common shares as stock bonuses to employees. We expect this practice to continue in the future.

     Prior to its merger into us, ASE Material sold interconnect materials in the aggregate amount of NT$3,766.2 million (US$118.7 million), NT$4,116.3 million and NT$2,885.6 million to us in 2004, 2003 and 2002, respectively. In 2004, ASE Group purchased approximately 51% of its substrate requirements by value for its packaging facilities from ASE Material (including the amount provided by the former operations of ASE Material after ASE Material's merger into us). Before the completion of our merger with ASE Material on August 1, 2004, we purchased materials from ASE Material at prevailing market prices.

     On August 1, 2004, ASE Chung Li and ASE Material merged with and into us pursuant to a merger agreement dated October 28, 2003. We are the surviving corporation. The merger was consummated by means of a share exchange pursuant to which the respective shareholders (other than ourselves) of ASE Chung Li and ASE Material received our common shares in exchange for the common shares of each of ASE Chung Li and ASE Material. We issued 282,315,437 common shares, or approximately 7.9% of our outstanding shares as of October 28, 2003, in connection with the merger. In connection with our merger with ASE Chung Li, we issued 149,175,000 of our common shares to ASE Test, our consolidated subsidiary, 79,914,225 of our common shares to J&R Holding Limited, our wholly-owned subsidiary, and four common shares to certain individuals who were the original shareholders of ASE Chung Li. The merger with ASE Chung Li had a transaction value of approximately NT$7,101.8 million, based on NT$31.00 per ASE Inc. common share, which was the average of the closing prices of our common shares on the Taiwan Stock Exchange for two days prior to and following October 28, 2003. In connection with our merger with ASE Material, we issued 5,000,000 of our common shares to ASE Test Taiwan, a consolidated subsidiary of ASE Test, 1,086,800 of our common shares to Hung Ching, our affiliate, and 47,139,409 of our common shares to employees and other shareholders (other than ourselves) of ASE Material and a strategic investor. The merger with ASE Material had a transaction value of approximately NT$1,650.0 million (US$52.0 million), based on NT$31.00 per ASE Inc. common share, which was the average of the closing prices of our common shares on the Taiwan Stock Exchange for two days prior to and following October 28, 2003. In connection with our merger with ASE Material, Richard H.P. Chang, our Vice Chairman and President, in his individual capacity as a shareholder and director of ASE Material, also received our common shares in exchange for common shares of ASE Material held by him.

     All of the assets and liabilities of ASE Chung Li and ASE Material are owned and have been assumed by ourselves and the operations of ASE Chung Li and ASE Material have been integrated with our operations. The merger agreement was approved by our board of directors and shareholders as well as the board of directors and shareholders of each of ASE Chung Li and ASE Material.

     In order to comply with Singapore law, trusts organized under ROC law have been established to hold and dispose of our 149,175,000 common shares issued to ASE Test and our 5,000,000 common shares issued to ASE Test Taiwan in connection with the merger. Under Section 76(1)(b)(ii) of the Companies Act, Chapter 50, of Singapore, ASE Test, a Singapore company, may not purport to acquire, directly or indirectly, shares or units of shares in our company, ASE Test's parent company. Pursuant to the applicable trust agreements, the trustee under each trust is (1) the registered owner of the common shares, (2) able to exercise all of the rights as a shareholder of the common shares, (3) able to sell the common shares pursuant to the terms and conditions of the trust agreement and (4) able to transfer and deliver to ASE Test or ASE Test Taiwan the proceeds from the sale of our common shares and any cash dividends distributed, as the case may be. Neither ASE Test nor ASE Test Taiwan have any rights with respect to the common shares held in trust pursuant to the applicable trust agreements other than the right to receive the proceeds from the sale of such common shares and cash dividends.

     We have historically guaranteed the promissory notes of many of our subsidiaries and affiliates. As of December 31, 2004, we had endorsed and guaranteed an aggregate amount of NT$11,382.7 million (US$358.6 million) of the outstanding promissory notes of our subsidiaries.

     We have constructed a new building in Kaohsiung, Taiwan with Hung Ching, our affiliate engaged in the development and management of commercial, residential and industrial real estate in Taiwan. The new building was completed in July 2004 and has approximately 1,172,000 square feet of floor space. We and ASE Test Taiwan purchased Hung Ching's interest in the development in January 2005. We own the first eight floors of the building with floor space of approximately 940,000 square feet and ASE Test Taiwan owns the remaining two floors with floor space of approximately 232,000 square feet. We use our floor space to house part of our operations in Kaohsiung. The total cost to us of the construction project was approximately NT$1,329.2 million (US$41.9 million).

     We are currently in discussions with Hung Ching to finalize the purchase price of the two new buildings in Chung Li, Taiwan that we have built with Hung Ching. See "Item 4. Information on the Company--Property, Plants and Equipment--Expansion".

Item 8. Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     Consolidated financial statements are set forth under "Item 18. Financial Statements".

LEGAL PROCEEDINGS

     We are not involved in material legal proceedings the outcome of which we believe would have a material adverse effect on us.

DIVIDENDS AND DIVIDEND POLICY

     To date, we have not paid cash dividends on our common shares, and, while we anticipate paying a percentage of our dividends in cash in the near future, we expect that we will continue to pay a substantial portion of our dividends in the form of stock. We have paid annual stock dividends on our common shares since 1989, except in 2002 when we did not pay any dividend due to the losses we incurred in the 2001 fiscal year.

     The following table sets forth the stock dividends paid during each of the years indicated and related information.

                                                                                                      Percentage of
                                                   Total Common Shares    Outstanding Common    Outstanding Common Shares
                           Stock Dividends Per       Issued as Stock            Shares            Represented by Stock
                             Common Shares(1)           Dividends          on Record Date(2)            Dividends
                        ---------------------------------------------------------------------------------------------------
                                   NT$
1995..................              3.60                 93,600,000           260,000,000                 36.0%
1996..................              8.00                319,840,000           399,800,000(3)              80.0%
1997..................              3.80                277,020,000           729,000,000                 38.0%
1998..................              7.20                732,240,000         1,017,000,000                 72.0%
1999..................              1.07                190,460,000         1,780,000,000                 10.7%
2000..................              3.15                623,811,852         1,980,355,086                 31.5%
2001..................              1.70                467,840,000         2,752,000,000                 17.0%
2002..................              --                           --         3,254,800,000                   --
2003..................              1.00                325,480,000         3,254,800,000                 10.0%
2004..................              0.57                221,977,360         3,862,595,437                  5.7%

------------------
(1) Holders of common shares receive as a stock dividend the number of common shares equal to the NT dollar value per common share of the dividend declared multiplied by the number of common shares owned and divided by the par value of NT$10 per share. Fractional shares are not issued but are paid in cash.

(2) Aggregate number of common shares outstanding on the record date applicable to the dividend payment. Includes common shares issued in the previous year under our employee bonus plan.

(3) Includes 43,000,000 common shares issued in connection with an offering of global depositary shares in July 1995.

     We have historically paid stock dividends on our common shares with respect to the results of the preceding year following approval by our shareholders at the annual general meeting of shareholders. At our annual shareholders' meeting held on June 15, 2004, our shareholders approved a stock dividend of 221,977,360 common shares, or NT$0.57 (US$0.02) per common share. The form, frequency and amount of future cash or stock dividends on our common shares will depend upon our net income, cash flow, financial condition and other factors. See "Item 10. Additional information--Articles of Incorporation--Dividends and Distributions".

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

     In order to meet the needs of our present and future capital expenditures, our dividend distribution will be primarily in the form of common shares. Cash dividends may also be distributed in certain circumstances. However, in accordance with our Articles of Incorporation, the percentage of cash dividends shall not exceed 20% in any dividend distribution.

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

     Holders of outstanding common shares on a dividend record date will be entitled to the full dividend declared without regard to any prior or subsequent transfer of common shares. Accordingly, holders of outstanding ADSs on the relevant dividend record date will, subject to the terms of the deposit agreement, be similarly entitled to the full amount of any dividend declared.

     For information relating to ROC withholding taxes payable on dividends, see "Item 10. Additional Information--Taxation--ROC Taxation--Dividends".

SIGNIFICANT CHANGES

     On May 1, 2005, a fire broke out at the principal building of our facilities in Chung Li, Taiwan. Before the fire, the building housed our operations for the production of interconnect materials, as well as the substantial majority of our packaging and testing operations, at Chung Li. Based upon our initial assessment, the estimated net book value as of March 31, 2005 of our fixed assets, including the building, machinery and equipment, and the estimated value of our inventory damaged by the fire totaled approximately NT$12.2 billion (US$0.4 billion).

     While we currently plan to return to pre-accident output levels in the foreseeable future, we cannot guarantee that we will be able to do so. Our failure to do so, as well as any inability to collect on insurance, prevent our customers from switching to our competitors, or otherwise proceed with our plans to restore our operations may have a material adverse effect on our financial condition and results of operations.

Item 9. The Offer and Listing

OFFER AND LISTING DETAILS

     Our common shares were first issued in March 1984 and have been listed on the Taiwan Stock Exchange since July 1989. The Taiwan Stock Exchange is an auction market where the securities traded are priced according to supply and demand through announced bid and ask prices. As of April 30, 2005, there were an aggregate of 4,113,744,200 of our common shares outstanding. The following table sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Taiwan Stock Exchange for the common shares and the high and low of the daily closing values of the Taiwan Stock Exchange Index. The closing price for our common shares on the Taiwan Stock Exchange on May 31, 2005 was NT$22.85 per share.

                                                                                       Average
                                                                                        Daily
                                          Closing Price per      Adjusted Closing      Trading       Taiwan Stock
                                                Share           Price per Share(1)     Volume       Exchange Index
                                         ---------------------------------------------------------------------------
                                                                                        (in
                                                                                      thousands
                                                                                         of
                                           High        Low       High        Low       shares)     High        Low
                                         ---------------------------------------------------------------------------
  1999.............................      117.00       51.00      66.18      27.22       47,782    8,608.9    5,474.8
  2000.............................      123.00       22.60      72.68      17.56       24,507   10,202.2    4,614.6
  2001.............................       38.80       14.00      31.09      12.73       25,079    6,104.2    3,446.3
  2002.............................       38.50       15.90      35.00      14.45       24,798    6,462.3    3,850.0
    First Quarter..................       35.80       26.00      32.55      23.64       35,735    6,242.6    5,488.3
    Second Quarter.................       38.50       20.80      35.00      18.91       19,479    6,462.3    5,071.8
    Third Quarter..................       24.50       17.10      22.27      15.55       17,232    5,416.5    4,185.9
    Fourth Quarter.................       24.30       15.90      22.09      14.45       28,264    4,823.7    3,850.0
  2003.............................       35.50       16.90      35.50      15.36       24,852    6,142.3    4,139.5
    First Quarter..................       22.50       16.90      20.45      15.36       16,422    5,078.8    4,260.4
    Second Quarter.................       22.50       17.80      20.45      16.18       27,240    5,048.9    4,139.5
    Third Quarter..................       27.80       21.50      27.80      19.55       33,764    5,757.9    5,017.8
    Fourth Quarter.................       35.50       26.30      35.50      26.30       20,889    6,142.3    5,581.7
  2004.............................       36.20       21.10      36.20      21.10       24,113    6,209.2    5,856.5
    First Quarter..................       39.30       33.20      39.30      33.20       26,838    7,034.1    5,890.7
    Second Quarter.................       36.20       21.10      36.20      21.10       26,281    6,182.4    6,055.8
    Third Quarter..................       28.20       21.90      28.20      21.90       20,745    5,675.8    5,602.2
    Fourth Quarter.................       26.00       22.20      26.00      22.20       27,733    5,944.3    5,877.5
      November.....................       26.00       22.50      26.00      22.50       18,612    5,923.2    5,844.3
      December.....................       24.50       22.90      24.50      22.70       21,410    5,983.7    5,930.4
  2005
    First Quarter..................       24.85       20.00      24.85      20.00       27,239    6,074.8    6,018.1
      January......................       23.80       20.00      23.80      20.00       27,360    5,956.6    5,894.3
      February.....................       24.80       21.40      24.80      21.40       47,029    6,131.6    6,077.3
      March........................       24.85       22.00      24.85      22.00       15,942    6,136.2    6,082.1
    Second Quarter (through May 31)       23.65       19.35      23.55      19.35       20,560    5,932.1    5,877.8
      April........................       23.55       20.55      23.55      20.55       16,655    5,906.8    5,847.8
      May..........................       22.85       19.35      22.85      19.35       24,279    5,957.5    5,907.9

------------------
(1) As adjusted retroactively by the Taiwan Stock Exchange to give effect to stock dividends paid in the periods indicated. See "Item 8. Financial Information--Dividends and Dividend Policy".

     The performance of the Taiwan Stock Exchange has in recent years been characterized by extreme price volatility. There are currently limits on the range of daily price movements on the Taiwan Stock Exchange. In the case of equity securities traded on the Taiwan Stock Exchange, such as our common shares, fluctuations in the price of a particular security may not exceed a 7% change either above or below the previous day's closing price of such security.

     Our ADSs have been listed on the New York Stock Exchange under the symbol "ASX" since September 26, 2000. The outstanding ADSs are identified by the CUSIP number 00756M404. As of April 30, 2005, a total of 27,627,054 ADSs were outstanding. The following table sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs and the highest and lowest of the daily closing values of the New York Stock Exchange Index. The closing price for our ADSs on the New York Stock Exchange on May 31, 2005 was US$3.54 per ADS.

                                                                                     Average
                                                                                      Daily
                                                               Adjusted Closing      Trading       New York Stock
                                      Closing Price per ADS    Price per ADS(1)       Volume       Exchange Index
                                      -------------------------------------------------------------------------------
                                                                                  (In thousands
                                          High       Low         High        Low     of ADSs)      High        Low
                                      -------------------------------------------------------------------------------
                                          US$        US$         US$         US$
2000............................          6.75       3.06        5.24        2.38       31       7,164.55    6,094.91
2001............................          6.05       1.75        4.70        1.59      106       7,048.13    5,331.38
2002............................          5.54       2.21        5.04        2.01      111       6,445.01    4,452.49
  First Quarter.................          5.35       3.75        4.86        3.41      135       6,445.01    5,894.75
  Second Quarter................          5.54       3.05        5.04        2.77      130       6,327.11    5,543.28
  Third Quarter.................          3.70       2.39        3.36        2.17      110       5,598.68    4,549.66
  Fourth Quarter................          3.50       2.21        3.18        2.01       72       5,247.64    4,452.49
2003............................          5.27       2.45        5.27        2.23      195       6,440.30    4,486.70
  First Quarter................           3.23       2.45        2.94        2.23       41       5,255.39    4,486.70
  Second Quarter...............           3.22       2.50        2.93        2.27      229       5,722.85    4,793.56
  Third Quarter..................         4.11       3.17        4.11        2.88      257       5,855.97    5,451.02
  Fourth Quarter.................         5.27       3.88        5.27        3.88      244       6,440.30    5,768.32
2004.............................         5.95       3.18        5.16        3.03      219       7,253.06    6,217.06
   First Quarter.................         5.95       5.12        5.62        4.34      328       6,780.03    6,375.67
   Second Quarter................         5.46       3.22        5.16        3.04      269       6,715.09    6,231.19
   Third Quarter.................         3.87       3.18        3.75        3.03      202       6,633.22    6,217.06
   Fourth Quarter................         3.97       3.28        3.97        3.28       89       7,253.06    6,516.10
     November....................         3.97       3.36        3.97        3.36       94       7,046.69    6,699.86
     December....................         3.76       3.51        3.76        3.51      108       7,253.06    7,014.72
2005
   First Quarter.................         4.07       3.20        4.07        3.20      165       7,441.18    6,996.56
     January.....................         3.74       3.20        3.74        3.20      134       7,250.06    7,010.47
     February....................         4.03       3.40        4.03        3.40      177       7,361.89    7,146.21
     March.......................         4.07       3.54        4.07        3.54      184       7,441.18    7,070.53
   Second Quarter (through May
     31).........................         3.80       3.09        3.80        3.09      398       7,227.08    6,935.31
     April.......................         3.80       3.29        3.80        3.29      508       7,227.08    6,935.31
     May.........................         3.62       3.09        3.62        3.09      287       7,184.90    6,937.69

------------------
(1) As adjusted retroactively to give effect to stock dividends paid in the periods indicated.

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

     o    leasing; and

     o except any business requiring a special permit, any business not prohibited or restricted by law or regulation.

     We were incorporated on March 23, 1984 as a company limited by shares under the ROC Company Law. Our authorized capital was NT$51,500,000,000, divided into 5,150,000,000 common shares, 4,113,744,200 of which were issued in registered form and outstanding as of April 30, 2005. We do not have any equity in the form of preference shares or otherwise outstanding as of the date of this annual report.

     With the approval of our board of directors and the ROC Securities and Futures Bureau, we may grant stock options to our employees, provided that the shares to be issued under any option plan shall not exceed 10% of our outstanding common shares and the total number of shares to be issued under all option plans shall not exceed 15% of our outstanding common shares. The exercise price of an option shall not be less than the closing price of our common shares on the Taiwan Stock Exchange on the grant date of the option. As of December 31, 2004, we had granted 284,885,000 options pursuant to employee stock option plans established on August 28, 2002 and May 27, 2004, to our full-time employees as well as to full-time employees of our domestic and foreign subsidiaries. See "Item 6. Directors, Senior Management and Employees--Compensation--ASE Inc. Employee Bonus Plan and Stock Option Plans". We have 300,000,000 common shares reserved for issuance under our employee stock option plans.

Directors

     Our Articles of Incorporation provide that we are to have from five to seven directors with tenures of three years who are elected at a shareholders' meeting. There is no minimum amount of shares necessary to stand for election to a directorship. Many of our directors are representatives appointed by corporate shareholders which appoint individual representatives. Re-elections are allowed. The directors have certain powers and duties, including devising operations strategy, proposing to distribute dividends or make up losses, proposing to increase or decrease capital, reviewing material internal rules and contracts, hiring and discharging the general manager, establishing and dissolving branch offices, reviewing budgets and audited financial statements and other duties and powers granted by or in accordance with the ROC Company Law, our Articles of Incorporation or shareholders resolutions.

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

     At the annual general shareholders' meeting, our board of directors submits to the shareholders for their approval any proposal for the distribution of dividends or the making of any other distribution to shareholders from our net income for the preceding fiscal year. All common shares outstanding and fully paid as of the relevant record date are entitled to share equally in any dividend or other distribution so approved. Dividends may be distributed in cash, in the form of common shares or a combination of the two, as determined by the shareholders at the meeting. Cash dividends should not exceed 20% of the distribution for any given year.

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

Changes in Share Capital

     Under ROC Company Law, any change in the authorized share capital of a company limited by shares requires an amendment to its Articles of Incorporation. In the case of a public company such as ourselves, the approval of the ROC Securities and Futures Bureau and the ROC Ministry of Economic Affairs is also required. Authorized but unissued common shares may be issued, subject to applicable ROC law, upon terms as our board of directors may determine.

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

     If the depositary timely receives voting instructions from owners of at least 51.0% of the outstanding ADSs to vote in the same direction regarding one or more resolutions to be proposed at the meeting, including election of directors and supervisors, the depositary will notify our chairman or his designee to attend the meeting and vote all the securities represented by the holders' ADSs in accordance with the direction received from owners of at least 51.0% of the outstanding ADSs.

     If we have timely provided the depositary with the materials described in the deposit agreement and the depositary has not timely received instructions from holders of at least 51.0% of the outstanding ADSs to vote in the same direction regarding any resolution to be considered at the meeting, then, holders of ADSs will be deemed to have authorized and directed the depositary bank to give a discretionary proxy to our chairman or his designee to attend and vote at the meeting the common shares represented by the ADSs in any manner, our chairman or his designee may wish, which may not be in the interests of holders.

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

     o    extraordinary shareholders' meeting--30 days; and

     o    relevant record date--five days.

Annual Financial Statements

     At least ten days before the annual ordinary shareholders' meeting, our annual financial statements must be available at our principal executive office in Kaohsiung, Taiwan for inspection by the shareholders.

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

     o    to transfer shares to our employees;

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

Transfer Restrictions

   Substantial Shareholders

     The ROC Securities and Exchange Law currently requires:

     o each director, supervisor, executive officer or substantial shareholder (that is, a shareholder who, together with his or her spouse, minor children or nominees, holds more than 10% of the shares of a public company) to report any change in that person's shareholding to the issuer of the shares and the ROC Securities and Futures Bureau; and

     o each director, supervisor, executive officer or substantial shareholder, after acquiring the status of director, supervisor, executive officer or substantial shareholder for a period of six months, to report his or her intent to transfer any shares on the Taiwan Stock Exchange to the ROC Securities and Futures Bureau at least three days before the intended transfer, unless the number of shares to be transferred is less than 10,000 shares.

     In addition, the number of shares that can be sold or transferred on the Taiwan Stock Exchange by any person subject to the restrictions described above on any given day may not exceed:

     o 0.2% of the outstanding shares of the company in the case of a company with no more than 30 million outstanding shares; or

     o 0.2% of 30 million shares plus 0.1% of the outstanding shares exceeding 30 million shares in the case of a company with more than 30 million outstanding shares; or

     o in any case, 5% of the average trading volume (number of shares) on the Taiwan Stock Exchange for the ten consecutive trading days preceding the reporting day on which the director, supervisor, manager or substantial shareholder reports the intended share transfer to the ROC Securities and Futures Bureau.

     These restrictions do not apply to sales or transfers of our ADSs.

   Common Shares Issued to Substantial Shareholders in Connection with a Merger

     The rules and regulations of the Taiwan Stock Exchange impose certain transfer restrictions on common shares of a Taiwan Stock Exchange listed company issued to a substantial shareholder (as defined under the ROC Securities and Exchange Law and described under "--Substantial Shareholders") of an unlisted company to be merged with and into the acquiror. A substantial shareholder of an unlisted company to be merged with and into a Taiwan Stock Exchange listed company is restricted from selling or transferring common shares received in connection with such merger for a period of six months after such shares are listed on the Taiwan Stock Exchange. After the initial six-month lock-up period, such holder is permitted to sell or transfer 50% of its holdings of the common shares received in the merger. After two years from the date of the listing of the common shares, the holder is permitted to sell or transfer an additional 10% of its holdings of the common shares and an additional 10% of the common shares every six months thereafter.

MATERIAL CONTRACTS

     Joint Venture Agreement dated October 28, 2003 by and between ASE Inc. and Compeq

     This contract was entered into with Compeq to establish the joint venture ASE-Compeq Technologies, Inc., which will focus on the design and production of interconnect materials for packaging semiconductors. We own a 60% equity interest in ASE-Compeq Technologies, Inc. and Compeq owns the remaining 40% equity interest. See "Item 4. Information on the Company--History and Development of the Company--Joint Venture with Compeq Manufacturing Co. Ltd."

     Merger Agreement dated October 28, 2003 by and among ASE Inc., ASE Chung Li and ASE Material

     Under this contract, ASE Chung Li and ASE Material merged with and into us. We are the surviving corporation. As a result of the merger, all of the assets and liabilities of ASE Chung Li and ASE Material are now owned and have been assumed by us. The merger was consummated by means of a share exchange pursuant to which each common share of ASE Chung Li not directly owned by us was exchanged for 0.85 ASE Inc. common share and each common share of ASE Material not directly owed by us was exchanged for 0.5 ASE Inc. common share. The merger was completed on August 1, 2004. See "Item 7. Major Shareholders and Related Party Transactions--Related Party Transactions".

     Share Sale and Purchase Agreement dated as of February 3, 2004 among NEC Electronics Corporation, NEC Yamagata Ltd., J&R Holding Limited and ASE Inc.

     On February 3, 2004, we and J&R Holding Limited, our wholly-owned subsidiary, entered into a share sale and purchase agreement with NEC and NEC Yamagata, Ltd. in connection with the acquisition of the semiconductor packaging and testing business of NEC Yamagata, a wholly-owned subsidiary of NEC. The acquisition was completed on May 31, 2004 and the purchase price, after accounting for certain purchase price adjustments, was approximately US$25.6 million. The acquisition was consummated by means of a company split under the Japanese Commercial Code through which the packaging and testing business of NEC Yamagata was transferred to a company formed by NEC Yamagata named ASE Japan Co., Ltd. Pursuant to the terms and conditions of the share sale and purchase agreement, all of the issued and outstanding shares of ASE Japan were purchased by J&R Holding Limited, and ASE Japan now owns and operates the semiconductor packaging and testing business acquired from NEC Yamagata.

     See "Item 4. Information on the Company--Business Overview--Sales and Marketing--Sales and Customer Service Agents" for a summary of contracts we have entered into with agents for sales and customer service.

EXCHANGE CONTROLS

ROC Exchange Controls

     The Foreign Exchange Control Statute and regulations provide that all foreign exchange transactions must be executed by banks designated to handle the business, by the ROC Financial Supervisory Commission and by the Central Bank of China. Current regulations favor trade-related foreign exchange transactions. Consequently, foreign currency earned from exports of merchandise and services may now be retained and used freely by exporters, and all foreign currency needed for the importation of merchandise and services may be purchased freely from the designated foreign exchange banks.

     Trade aside, ROC companies and resident individuals may, without foreign exchange approval, remit into and outside the ROC foreign currency of up to US$50 million (or its equivalent) and US$5 million (or its equivalent) respectively in each calendar year. The above limits apply to remittances involving a conversion of NT dollars to a foreign currency and vice versa. A requirement is also imposed on all enterprises to register medium- and long-term foreign debt with the Central Bank of China.

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

TAXATION

ROC Taxation

     The following discussion describes the material ROC tax consequences of the ownership and disposition of the common shares or ADSs to a non-resident individual or non-resident entity that holds the common shares or ADSs (referred to here as a "non-ROC holder"). As used in the preceding sentence, a "non-resident individual" is a foreign national who owns the common shares or ADSs and is not physically present in the ROC for 183 days or more during any calendar year and a "non-resident entity" is a corporation or a non-corporate body that owns the common shares or ADSs, is organized under the laws of a jurisdiction other than the ROC and has no fixed place of business or other permanent establishment in the ROC.

   Dividends

     Dividends (whether in cash, common shares or ADSs) declared by us out of retained earnings and distributed to a non-ROC holder in respect of common shares or ADSs are subject to ROC withholding tax, currently at the rate of 20% on the amount of the distribution (in the case of cash dividends) or on the par value of the distributed common shares (in the case of stock dividends). A 10% retained earnings tax is imposed on a ROC company for its after-tax earnings generated after January 1, 1998 which are not distributed in the following year. The retained earnings tax so paid will further reduce the retained earnings available for future distribution. When we declare a dividend out of those retained earnings, up to a maximum amount of 10% of the net dividend received will be credited against the 20% withholding tax imposed on the non-ROC holders of our common shares or ADSs.

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

   Sale

     Securities transaction tax will be imposed on the seller at the rate of 0.3% of the transaction price upon a sale of common shares. Transfers of ADSs are not subject to ROC securities transaction tax.

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

   Inheritance and Gift Tax

     ROC inheritance tax is payable on any property within the ROC of a deceased non-resident individual, and ROC gift tax is payable on any property within the ROC donated by a non-resident individual. Inheritance tax is currently imposed at rates ranging from 2% of the first NT$600,000 to 50% of amounts in excess of NT$100 million. Gift tax is imposed at rates ranging from 4% of the first NT$600,000 donated to 50% of amounts donated in excess of NT$45 million. Under ROC Inheritance and Gift Tax Law, shares and bonds issued by ROC companies are deemed located in the ROC without regard to the location of the owner. It is unclear whether a holder of ADSs will be considered to own common shares for this purpose.

   Tax Treaty

     At present, the ROC has income tax treaties with Indonesia, Singapore, New Zealand, Australia, the United Kingdom, South Africa, Gambia, Swaziland, Malaysia, Macedonia, the Netherlands, Senegal, Sweden and Vietnam. These tax treaties may limit the rate of ROC withholding tax on dividends paid with respect to common shares in ROC companies. It is unclear whether a non-ROC holder of ADSs will be considered to own common shares for the purposes of such treaties. Accordingly, a holder of ADSs who is otherwise entitled to the benefit of a treaty should consult its own tax advisers concerning eligibility for benefit under the treaty with respect to the ADSs as the case may be. The United States does not have an income tax treaty with the ROC.

United States Federal Income Taxation

     The following discussion describes the material U.S. federal income tax consequences of the ownership and disposition of common shares or ADSs to those U.S. holders described below who hold such common shares or ADSs as capital assets for U.S. federal income tax purposes. For these purposes, you are a U.S. holder if you are a beneficial owner of common shares or ADSs that is, for U.S. federal income tax purposes:

     o    a citizen or resident of the United States;

     o a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States or of any political subdivision of the United States; or

     o an estate or trust the income of which is subject to U.S. federal income tax purposes regardless of its source.

     This discussion assumes that we are not a passive foreign investment company, as discussed below.

     This discussion does not address all of the tax consequences that may be relevant in light of your particular circumstances. In particular, it does not address all of the tax consequences that may be relevant to holders subject to special rules, including:

     o    persons subject to the alternative minimum tax;

     o    insurance companies;

     o    tax-exempt entities;

     o    dealers or traders in securities;

     o    financial institutions;

     o partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

     o    persons carrying on a trade or business in the ROC;

     o persons who hold or will hold common shares or ADSs as part of an integrated investment, including a straddle, hedging or conversion transaction, comprising common shares or ADSs and one or more other positions for tax purposes;

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

     The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain noncorporate U.S. holders. Accordingly, the analysis of the creditability of ROC taxes, both described below, and the availability of the reduced tax rate for dividends received by certain noncorporate U.S. holders, could be affected by actions that may be taken by parties to whom the ADSs are pre-released.

     Please consult your tax advisor with regard to the application of the U.S. federal income tax laws to common shares or ADSs as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdictions.

   Dividends

     Distributions paid on common shares or ADSs (other than certain pro rata distributions of common shares to all shareholders, including holders of ADSs), including the amount of any ROC taxes withheld thereon, reduced by any credit against the withholding tax on account of the 10% retained earnings tax imposed on us, will constitute foreign source dividend income to the extent paid out of our current or accumulated earnings and profits as determined in accordance with U.S. federal income tax principles. The amount you will be required to include in income for any dividend paid in NT dollars will be equal to the U.S. dollar value of the NT dollars paid, calculated by reference to the exchange rate in effect on the date the payment is received by the depositary (in the case of ADSs) or by you (in the case of common shares), regardless of whether the payment is converted into U.S. dollars on the date or receipt. If you realize gain or loss on a sale or other disposition of NT dollars, it will generally be U.S. source ordinary income or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. You will not be entitled to a dividends-received deduction for dividends you receive.

     Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to certain noncorporate U.S. holders in taxable years beginning before January 1, 2009 will be taxable at a maximum tax rate of 15%. Noncorporate U.S. holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

     Subject to applicable limitations and restrictions and the discussion above regarding concerns expressed by the U.S. Treasury, the ROC taxes withheld from dividend distributions, reduced by any credit against the withholding tax on account of the 10% retained earnings tax, will be eligible for credit against your U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income.

     Certain pro rata distributions of common shares by a company to all of its shareholders, including holders of ADSs, will not be subject to U.S. federal income tax. Accordingly, these distributions will not give rise to U.S. federal income against which the ROC tax imposed on these distributions may be credited. Any ROC tax of this nature will only be creditable against a U.S. holder's U.S. federal income tax liability with respect to income in the general category income, subject to applicable limitations and restrictions.

   Capital Gains

     You will generally recognize U.S. source capital gain or loss for U.S. federal income tax purposes on the sale or exchange of common shares or ADSs, which will be long-term capital gain or loss if the common shares or ADSs were held for more than one year. The amount of gain or loss will be equal to the difference between your tax basis in the common shares or ADSs disposed of and the amount realized on disposition. You should consult your own tax advisor about the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate taxpayers, and capital losses, the deductibility of which may be limited.

     Deposits and withdrawals of common shares by a U.S. holder in exchange for ADSs will not result in realization of gain or loss for U.S. federal income tax purposes.

   Passive Foreign Investment Company Rules

     We believe that we were not a passive foreign investment company for the 2004 taxable year. In general, a foreign corporation is a passive foreign investment company for any taxable year in which (1) 75% or more of its gross income consists of passive income (such as dividends, interest, rents and royalties) or (2) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. The determination of whether we are a passive foreign investment company will be based on the composition of our income and assets, as well as those of our subsidiaries and certain affiliates, from time to time. Since the composition of our income and assets will vary over time, there can be no assurance that we will not be considered a passive foreign investment company for any taxable year. If we are a passive foreign investment company at any time that you own common shares or ADSs:

     o you may be subject to additional taxes and interest charges on any gain realized on the disposition of the common shares or ADSs and on certain "excess distributions" on the common shares or ADSs. The additional taxes are assessed at the highest tax rate applicable for corporate or individual taxpayers for the relevant tax periods;

     o you will be subject to additional U.S. tax filing requirements for each year that you hold ADSs; and

     o the 15% dividend rate discussed above with respect to dividends paid to certain noncorporate U.S. holders would not apply to dividends paid in any taxable year that we are a PFIC or the taxable year succeeding any taxable year that we are a PFIC.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Market Risk

     Our exposure to financial market risks relates primarily to changes in interest rates and foreign currency exchange rates. To mitigate these risks we utilize derivative financial instruments, the application of which is primarily to manage these exposures and not for speculative purposes.

     Interest Rate Risk. Our exposure to interest rate risks relates primarily to our long-term floating rate debt, which is normally incurred to support our corporate activities and capital expenditures. In May 2004, we entered into an interest rate swap contract with a bank to manage our exposure to interest rate fluctuations associated with our long-term debt. The contract will expire in January 2009. The terms of the contract provide for a semi-annual exchange of interest payments whereby we pay NT$ 90-day BA rate minus 0.70% on an underlying nominal amount of $2.75 billion.

     In May 2004, we entered into an interest rate swaption contract with a bank whereby we pay a floating interest rate, 6-month US$-LIBOR-BBA and receive a fixed annual rate of 3.65% on a notional amount of US$20.0 million. Payment dates are November 23, 2005 and May 23, 2006 (the contract expiration date). As of December 31, 2004, the contract's fair value was negative US$0.03 million.

     In April 2004, we entered into an interest rate swaption contract with a bank, which will expire on October 20, 2007. The terms of the contract provide that if the 6-month US$-LIBOR-BBA rate ever reaches 5% before the expiration of the contract, the interest to be paid to the bank during the contract period will be based on a fixed rate of 2.7% multiplied by the number of days for which the 6-month US$-LIBOR-BBA rate exceeded 5% divided by the number of days in the contract period. The notional amount of the contract is US$157.0 million. Payment dates are every April 20 and October 20 starting from October 20, 2004 through the expiration date. As of December 31, 2004, the contract's fair value was negative US$1.6 million.

     On December 2003, we entered into an interest rate swap contract whereby we pay NT dollars at a 90-day BA rate minus 0.70% in exchange for three possible payoff scenarios: (1) if the US$ 6-month LIBOR is below 0.95%, we receive the US$ 6-month LIBOR per annum; (2) if the US$ 6-month LIBOR is equal to or above 0.95% and equal to or below 2.00%, we receive 3.60% per annum; and (3) if the US$ 6-month LIBOR is above 2.00%, we receive either 4.00% minus US$ 6-month LIBOR or 0%, whichever is greater. The contract has a notional amount of NT$2,750.0 million and expires in January 2009. As of December 31, 2004, the contract's fair value was negative US$0.06 million.

     In October 2003, we entered into two cross-currency swap contracts to hedge against reductions in value caused by changes in foreign currency exchange rates, as well as to manage our exposure to interest rates. See "--Foreign Currency Exchange Rate Risk".

     The table below sets forth information relating to our significant obligations that are sensitive to interest rate fluctuations as of December 31, 2004.

                                                               Expected Maturity Date
                                 ------------------------------------------------------------------------------------
                                                                                                            Fair
                                   2005       2006      2007       2008     2009    Thereafter    Total     Value
                                 ------------------------------------------------------------------------------------
                                                         (in millions, except percentages)
   Short-term debt:
      Variable rate (NT$)....     1,016.8        -         -          -         -        -        1,016.8   1,016.8
        Average interest rate         1.58%      -         -          -         -        -            1.58%
      Variable rate (US$)....        76.4        -         -          -         -        -           76.4      76.4
        Average interest rate         4.37%      -         -          -         -        -            4.37%
      Variable rate (JP(Y))..        25.6        -                    -         -        -           25.6      25.6
        Average interest rate         0.78%      -         -          -         -        -            0.78%
      Variable rate (EUR)....         1.3        -         -          -         -        -            1.3       1.3
        Average interest rate         2.81%      -         -          -         -        -            2.81%
      Variable rate (KRW)....     2,729.9        -         -          -         -        -        2,729.9   2,729.9
        Average interest rate         6.96%      -         -          -         -        -            6.96%
      Variable rate (RMB)....       268.8        -         -          -         -        -          268.8     268.8
        Average interest rate         5.03%      -         -          -         -        -            5.03%
   Long-term debt:
      Variable rate (NT$)....       714.6   10,955.2   5,230.5    6,909.1   4,000.3     47.5     27,857.2  27,857.2
        Average interest rate         3.83%      2.78%     3.04%      3.60%     4.36%    2.91%        3.29%
      Fixed rate (NT$).......        42.4       44.1      25.8        1.4       0.5      -          114.2     114.2
        Average interest rate         4.98%      5.01%     5.20%      8.49%     6.35%    -            5.09%
      Variable rate (US$)....        40.1      169.5     106.2       81.6      13.9      4.2        415.5     415.5
        Average interest rate         4.51%      4.60%     4.82%      4.77%     4.42%    5.21%        4.68%
      Fixed rate (US$).......         5.4        3.1       1.9      209.7       -        -          220.1     220.1
        Average interest rate         8.56%      8.76%     8.65%      3.75%     -        -            3.98%
      Variable rate (JP(Y))..         -        800.0       -          -         -        -          800.0     800.0
        Average interest rate         -          0.92%     -          -         -        -            0.92%
      Variable rate (RMB)....         -          -        10.2       10.2      10.2     30.4         61.0      61.0
        Average interest rate         -          -         5.02%      5.02%     5.02%    5.02%        5.02%


     Foreign Currency Exchange Rate Risk. Our foreign currency exposure gives rise to market risk associated with exchange rate movements against the NT dollar, our functional currency. Currently, the majority of our revenues from packaging and testing services are denominated in U.S. dollars, with a portion denominated in NT dollars. Our costs of revenues and operating expenses associated with packaging and testing services are incurred in several currencies, primarily in NT dollars and U.S. dollars, as well as, to a lesser extent, Malaysian ringgit, Korean won and Japanese yen. In addition, a substantial portion of our capital expenditures, primarily for the purchase of packaging and testing equipment, has been, and is expected to continue to be, denominated primarily in U.S. dollars with the remainder in Japanese yen. Fluctuations in exchange rates, primarily among the U.S. dollar, the NT dollar and the Japanese yen, will affect our costs and operating margins and could result in exchange losses and increased costs in NT dollar and other local currency terms. Despite hedging and mitigating techniques implemented by us, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations. We recorded a net foreign exchange loss of NT$146.2 million (US$4.6 million), NT$386.8 million and NT$397.9 million in 2004, 2003 and 2002, respectively. In 2004, 2003 and 2002, the average exchange rate of the NT dollar to the U.S. dollar was 33.37, 34.40 and 34.53, respectively, calculated using noon buying rates in The City of New York for cable transfers in NT dollars as certified for customs purposes by the Federal Reserve Bank of New York.

     Foreign currency denominated liabilities as of December 31, 2004 include U.S. dollar debt and Japanese yen debt. As of December 31, 2004, approximately 62% of our cash and accounts receivable were denominated in U.S. dollars, with a substantial portion of the remainder denominated in NT dollars. As of December 31, 2004, approximately 72% of our accounts payable and payable for fixed assets were denominated in currencies other than the NT dollar. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign currency exchange rates, we utilize currency forward contracts from time to time to reduce the impact of foreign currency fluctuations on our results of operations. Our policy is to account for these contracts on a mark-to-market rate basis, and the premiums are amortized on a straight-line basis over the life of the contract.

     In October 2003, we entered into two cross-currency swap contracts to hedge against reductions in value caused by changes in foreign currency exchange rates and to manage our exposure to interest rates in connection with the proceeds received from our offering of US$200.0 million zero coupon convertible bonds due 2008.

     The terms of one of such contracts provide that we pay NT dollars at a fixed rate of 1.7% and receive U.S. dollars at a fixed rate of 2.7%. The contract rate is US$/NT$33.95. The contract has a notional amount of US$157.0 million/NT$5,330.2 million and, as of December 31, 2004, had a fair value of negative US$6.0 million. The contract expires in October 2007.

     The terms of the other of such contracts provide that we pay U.S. dollars at a floating rate that is the percentage by which LIBOR is greater than 2% and receive NT dollars at a floating rate that is the percentage by which LIBOR is less than 2%. The contract rate is US$/NT$33.95. The contract has a notional amount of US$43.0 million/NT$1,459.8 million and, as of December 31, 2004, had a fair value of negative US$2.9 million. The contract expires in September 2008.

     The table below sets forth our outstanding foreign currency option contracts in aggregate terms by type of contract as of December 31, 2004.

                        Foreign Currency Option Contracts

Buy US$ Put/JP(Y) Call
      Notional Amount                                 US$66.6 million
      Weighted Average Strike Price                   US$/JP(Y)104.96
      Fair Value                                      US$0.1 million

Buy US$ Put/KRW Call
      Notional Amount                                 US$54.0 million
      Weighted Average Strike Price                   US$/KRW1,062.72
      Fair Value                                      US$1.3 million

Buy US$ Put/NT$ Call
      Notional Amount                                 US$223.0 million
      Weighted Average Strike Price                   US$/NT$32.18
      Fair Value                                      US$4.1 million

Buy US$ Call/NT$ Call
      Notional Amount                                 US$43.0 million
      Weighted Average Strike Price                   US$/NT$33.95

                        Foreign Currency Option Contracts

      Fair Value                                      US$0.1 million

Sell US$ Call/JP(Y) Put
      Notional Amount                                 US$152.8 million
      Weighted Average Strike Price                   US$/JP(Y)103.98
      Fair Value                                      (US$0.1 million)

Sell US$ Call/KRW Put
      Notional Amount                                 US$104.0 million
      Weighted Average Strike Price                   US$/KRW1,057.42
      Fair Value                                      (US$0.9 million)

Sell US$ Call/NT$ Put
      Notional Amount                                 US$112.0 million
      Weighted Average Strike Price                   US$/NT$32.41
      Fair Value                                      (US$0.5 million)

Sell US$ Put/NT$ Call
      Notional Amount                                 US$157.0 million
      Weighted Average Strike Price                   US$/NT$31.37
      Fair Value                                      (US$3.0 million)

Item 12. Description of Securities Other Than Equity Securities

     Not applicable.


                                     PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

     Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     Not applicable.

Item 15. Controls and Procedures

     As of December 31, 2004, we, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective for gathering, analyzing and disclosing the information we are required to disclose in the reports we file under the Exchange Act, within the time periods specified in the SEC's rules and forms. Our management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management's control objectives.

     There has been no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

     Under Rule 10A-3 of the Exchange Act and the rules of the New York Stock Exchange, we are required to have an audit committee that meets certain requirements by July 31, 2005. We have identified a potential candidate for our audit committee. Subject to such candidate's election to the board of directors as a new director by our shareholders during our annual shareholders' meeting in June 2005, we anticipate considering such candidate's installation as the audit committee member at a board of directors meeting following such annual shareholders' meeting. We also plan to consider his eligibility to serve as our audit committee financial expert. We have drafted an audit committee charter which is subject to approval by our board of directors upon our establishment of an audit committee.

Item 16B. Code of Ethics

     We have drafted a code of ethics for our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions and we plan to address the adoption of such code of ethics with the board of directors before the end of 2005. Historically, ethical oversight and actual or apparent conflicts of interest have been handled informally by senior management and the board of directors.

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

Independent Auditor Fees

     TN Soong & Co, independent public accountants, an associate member firm of Deloitte Touche Tohmatsu, combined on June 1, 2003 with Deloitte & Touche (Taiwan) to establish Deloitte & Touche, a member firm of Deloitte Touche Tohmatsu, or Deloitte & Touche, at which time Deloitte & Touche became our principal independent auditor. Prior to June 1, 2003, TN Soong & Co had served as our principal independent auditor for the periods indicated in the table below.

     The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte & Touche or TN Soong & Co, as applicable. We did not pay any other fees to our auditors during the periods indicated below.

                                            For the Year Ended December 31,
                                       -----------------------------------------
                                        2003                      2004
                                       -----------------------------------------
                                         NT$              NT$             US$
                                                   (in thousands)
Audit fees(1)....................      26,582.3         28,332.3          892.6
Audit-related fees(2)............      14,898.3         39,156.4        1,233.7
Tax fees(3)......................         813.5          4,034.6          127.1
Other fees(4)....................       5,454.1            410.0           12.9
                                       -----------------------------------------
     Total.......................      47,748.2         71,933.3        2,266.3
                                       =========================================

------------------
(1) Consists of fees for professional services in connection with the audit of our annual financial statements, reviews of interim financial statements and statutory and regulatory filings or engagements.

(2) Principally comprises fees associated with the issuance of agreed-upon procedure letters.

(3)  Consists of fees for tax advice.

(4)  Consists of risk management consulting fees.


Item 16D. Exemptions from the Listing Standards for Audit Committees.

     Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated
Purchasers.

     None of our equity securities were purchased by ourselves or our affiliated purchasers in 2004.


                                    PART III

Item 17. Financial Statements

     The Company has elected to provide financial statements for fiscal year 2004 and the related information pursuant to Item 18.

Item 18. Financial Statements

     Reference is made to pages F-1 to F-73 of this annual report.

     The consolidated financial statements of the Company and the report thereon by its independent auditors listed below are attached hereto as follows:

     (a) Report of Independent Registered Public Accounting Firm of the Company dated February 1, 2005 (page F-1).

     (b) Consolidated Balance Sheets of the Company and subsidiaries as of December 31, 2003 and 2004 (page F-3).

     (c) Consolidated Statements of Income of the Company and subsidiaries for the years ended December 31, 2002, 2003 and 2004 (page F-4 to F-6).

     (d) Consolidated Statements of Changes in Shareholders' Equity of the Company and subsidiaries for the years ended December 31, 2002, 2003 and 2004 (page F-7 to F-8).

     (e) Consolidated Statements of Cash Flows of the Company and subsidiaries for the years ended December 31, 2002, 2003 and 2004 (pages F-9 to F-11).

     (f) Notes to Consolidated Financial Statements of the Company and subsidiaries (pages F-12 to F-73).

Item 19. Exhibits

1. Articles of Incorporation of the Registrant (in Chinese with English translation) (incorporating all amendments as of May 31, 2005).

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

     (d)+ BGA Immunity Agreement dated as of January 25, 1994 between ASE Inc. and Motorola, Inc. (incorporated by reference to Exhibit 10.6 to the Form F-1).

     (e)++ Amendment dated March 18, 2003 renewing the BGA Immunity Agreement dated as of January 25, 1994 between ASE Inc. and Motorola, Inc. (incorporated by reference to Exhibit 4(g) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2003 filed on June 30, 2004).

     (f) Consent dated June 10, 2004 to the Assignment of the BGA Immunity Agreement between ASE Inc. and Motorola, Inc. dated January 25, 1994 (incorporated by reference to Exhibit 4(h) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2003 filed on June 30, 2004).

     (g) Commission Agreement dated as of August 1, 2004 between ASE Electronics (M) Sdn. Bhd. and Gardex International Limited.

     (h) Commission Agreement dated as of August 1, 2004 between ASE Test, Inc. and Gardex International Limited.

     (i) Commission Agreement dated as of August 1, 2004 between ASE (Korea) Inc. and Gardex International Limited.

     (j) Commission Agreement dated as of August 1, 2004 between Advanced Semiconductor Engineering, Inc. and Gardex International Limited.

     (k) Joint Venture Agreement dated as of October 28, 2003 by and between ASE Inc. and Compeq Manufacturing Co., Ltd. (in Chinese with English translation) (incorporated by reference to Exhibit 10.51 to our registration statement on Form F-3 (File No. 333-111172) filed on December 15, 2003 (the "December 2003 Form F-3"))

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

                                            ADVANCED SEMICONDUCTOR
                                                ENGINEERING, INC.



                                            By:  /s/ Joseph Tung
                                                -------------------------------
                                                Joseph Tung
                                                Chief Financial Officer

Date: June 23, 2005

                          INDEX TO FINANCIAL STATEMENTS


                                                                            Page
                                                                            ----
Consolidated Financial Statements of Advanced Semiconductor Engineering,
   Inc. and Subsidiaries
     Independent Registered Public Acounting Firm's Report...............   F-1
     Consolidated Balance Sheets.........................................   F-3
     Consolidated Statements of Income...................................   F-4
     Consolidated Statements of Changes in Shareholders' Equity..........   F-7
     Consolidated Statements of Cash Flows...............................   F-9
     Notes to Consolidated Financial Statement...........................   F-12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


February 1, 2005

The Board of Directors and Shareholders
Advanced Semiconductor Engineering, Inc.

We have audited the accompanying consolidated balance sheets of Advanced Semiconductor Engineering, Inc., a corporation incorporated under the laws of the Republic of China, and its consolidated subsidiaries (the "Company") as of December 31, 2003 and 2004, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2004, which are required to be prepared in accordance with accounting principles generally accepted in the Republic of China and expressed in New Taiwan dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants, auditing standards generally accepted in the Republic of China and the Standards of the Public Company Accounting Oversight Board (United States). These rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. (The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.) Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with accounting principles generally accepted in the Republic of China.

As disclosed in Note 3 to the consolidated financial statements, the Company adopted Republic of China Statement of Financial Accounting Standards No. 35 "Impairment of Assets" on December 31, 2004.

Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 29 to the consolidated financial statements.

Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of the readers.






Deloitte & Touche
Taipei, Taiwan
Republic of China

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Amounts In Thousands, Except Par Value)
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                  December 31
                                                                                  --------------------------------------------------
                                                                                       2003                         2004
                                                                                  --------------        ----------------------------
ASSETS                                                                                 NT$                   NT$              US$

CURRENT ASSETS
   Cash and cash equivalents (Notes 2 and 4)                                           8,562,425          5,975,103         188,252
   Short-term investments (Notes 2, 5 and 24)                                          3,017,779          3,194,183         100,636
   Notes receivable                                                                      111,596             89,612           2,823
   Accounts receivable-net (Notes 2, 6 and 23)                                        12,798,135         13,586,635         428,060
   Other receivables (Note 6)                                                            206,475            967,616          30,486
   Inventories (Notes 2, 3 and 7)                                                      4,691,771          9,437,257         297,330
   Deferred income tax assets (Notes 2 and 21)                                         1,224,501          1,375,450          43,335
   Pledged time deposit (Note 24)                                                        167,426            125,599           3,957
   Prepayments and other                                                                 677,794          1,143,417          36,024
                                                                                  --------------        -----------    ------------

         Total current assets                                                         31,457,902         35,894,872       1,130,903
                                                                                  --------------        -----------    ------------

LONG-TERM INVESTMENTS (Notes 2, 3 and 8)

   Long-term stock investments-equity method                                           4,521,113          3,534,289         111,351
   Long-term stock investments- cost method                                            1,756,542          1,323,074          41,685
   Prepaid for long-term investments                                                      12,000                  -               -
   Other long-term investments                                                            50,000             50,000           1,575
   Other financial assets - non-current                                                    3,140                  -               -
                                                                                  --------------        -----------    ------------
         Total long-term investments                                                   6,342,795          4,907,363         154,611
                                                                                  --------------        -----------    ------------

PROPERTIES (Notes 2, 9, 16, 23, 24 and 25)
   Cost
      Land                                                                             3,794,571          2,388,264          75,244
      Buildings and improvements                                                      18,391,271         21,023,396         662,363
      Machinery and equipment                                                         81,840,769         95,462,106       3,007,628
      Transportation equipment                                                           107,400            122,160           3,849
      Furniture and fixtures                                                           1,781,292          2,479,940          78,133
      Leased assets and leasehold improvements                                         1,026,848          1,095,910          34,528
      Long-term land leasehold rights                                                     60,808             60,808           1,915
                                                                                  --------------        -----------    ------------
      Total cost                                                                     107,002,959        122,632,584       3,863,660
   Accumulated depreciation                                                          (48,281,935)       (59,126,412)     (1,862,836)
                                                                                  --------------        -----------    ------------
                                                                                      58,721,024         63,506,172       2,000,824
   Construction in progress                                                            2,425,310          4,318,509         136,059
   Machinery in transit and prepayments                                                6,193,613         14,562,234         458,798
                                                                                  --------------        -----------    ------------
         Net properties                                                               67,339,947         82,386,915       2,595,681
                                                                                  --------------        -----------    ------------
GOODWILL (Notes 2, 3 and 10)                                                           4,596,234          3,336,376         105,116
                                                                                  --------------        -----------    ------------

OTHER ASSETS
   Guarantee deposits (Note 24)                                                          359,908            383,131          12,071
   Deferred charges (Notes 2 and 25)                                                   1,519,268          2,257,876          71,136
   Deferred income tax assets (Notes 2 and 21)                                         2,230,229          3,838,132         120,925
   Other                                                                                 477,960            946,211          29,811
                                                                                  --------------        -----------    ------------

         Total other assets                                                            4,587,365          7,425,350         233,943
                                                                                  --------------        -----------    ------------


TOTAL                                                                                114,324,243        133,950,876       4,220,254
                                                                                  ==============        ===========    ============


                                                                                                   December 31
                                                                                  -------------------------------------------------
                                                                                       2003                    2004
                                                                                  --------------        ---------------------------
   LIABILITIES AND SHAREHOLDERS' EQUITY                                                NT$                   NT$            US$

   CURRENT LIABILITIES
      Short-term borrowings (Note 11)                                                  5,048,230          3,733,433         117,625
      Commercial papers and bank acceptances payable (Notes 11 and 12)                 1,075,965            908,816          28,633
      Notes payable                                                                        4,612             20,538             647
      Accounts payable (Note 23)                                                       6,484,377          7,879,412         248,249
      Payable for properties                                                           4,392,340          6,500,851         204,816
      Income tax payable (Note 21)                                                       217,846            287,709           9,065
      Current portion of long-term bank loans (Notes 14 and 24)                        5,491,389          2,011,673          63,380
      Current portion of obligations under capital leases (Notes 2 and 16)               164,612            198,831           6,264
      Current portion of long-term payable for investments (Note 15)                   2,309,960                  -               -

      Accrued expenses (Note 17)                                                       1,839,276          3,163,155          99,658
      Other                                                                              324,244            499,454          15,736
                                                                                  --------------        -----------    -------------

            Total current liabilities                                                 27,352,851         25,203,872         794,073
                                                                                  --------------        -----------    -------------

   LONG-TERM LIABILITIES
      Long-term bonds payable (Notes 2 and 13)                                         6,861,232          9,440,582         297,435
      Long-term bank loans (Notes 14 and 24)                                          23,873,312         36,891,546       1,162,304
      Obligations under capital leases (Notes 2 and 16)                                  105,517            197,513           6,223
                                                                                  --------------        -----------    ------------

            Total long-term liabilities                                               30,840,061         46,529,641       1,465,962
                                                                                  --------------        -----------    ------------

   OTHER LIABILITIES
      Accrued pension cost (Notes 2 and 17)                                              896,480          2,120,686          66,814
      Deferred income tax liabilities (Notes 2 and 21)                                    34,674             32,424           1,022
      Other (Notes 8 and 26)                                                                   -            347,668          10,953
                                                                                  --------------        -----------    ------------

            Total other liabilities                                                      931,154          2,500,778          78,789
                                                                                  --------------        -----------    ------------

            Total liabilities                                                         59,124,066         74,234,291       2,338,824
                                                                                  --------------        -----------    ------------


   COMMITMENTS AND CONTINGENCIES (Note 25)


   MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES                                     10,077,575          8,404,826         264,802
                                                                                  --------------        -----------    ------------

   SHAREHOLDERS' EQUITY (Notes 2 and 18)

      Capital stock - NT$10 par value
         Authorized - 5,150,000 thousand shares in 2003 and 2004

         Issued - 3,580,280 thousand shares in 2003 and 4,100,000 thousand
           shares in 2004                                                             35,802,800         41,000,000       1,291,745
                                                                                  --------------        -----------    ------------
      Capital received in advance                                                              -             42,759           1,347
                                                                                  --------------        -----------    ------------
      Capital surplus
         Capital in excess of par value                                                   14,777          3,168,119          99,815
         Treasury stock transaction                                                      220,735            220,735           6,954
         Long-term investment                                                          3,811,262          3,583,802         112,911
                                                                                  --------------        -----------    ------------
         Total capital surplus                                                         4,046,774          6,972,656         219,680
                                                                                  --------------        -----------    ------------
      Retained earnings                                                                3,808,436          5,576,332         175,687
                                                                                  --------------        -----------    ------------
      Other equity adjustments
         Unrealized loss on long-term investments in shares of stock                     (68,833)           (70,614)         (2,225)

         Cumulative translation adjustments                                            1,559,599            640,379          20,176
         Unrecognized pension cost                                                       (16,137)            (4,710)           (148)
         Other                                                                                 -            (36,607)         (1,153)
                                                                                  --------------        -----------    ------------
         Total other equity adjustments                                                1,474,629            528,448          16,650
                                                                                  --------------        -----------    ------------
      Treasury stock - 366 thousand shares in 2003 and 167,949 thousand  shares
        in 2004                                                                          (10,037)        (2,808,436)       (88,481)
                                                                                  --------------        -----------    ------------

            Total shareholders' equity                                                45,122,602         51,311,759       1,616,628
                                                                                  --------------        -----------    ------------
   TOTAL                                                                             114,324,243        133,950,876       4,220,254
                                                                                  ==============        ===========    ============

The accompanying notes are an integral part of the financial statements.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(Amounts In Thousands, Except Share Data)
-----------------------------------------------------------------------------------------------------------------------

                                                                                Year Ended December 31
                                                             ----------------------------------------------------------
                                                                 2002           2003                    2004
                                                             ------------   ------------     --------------------------
                                                                 NT$            NT$             NT$           US$
NET REVENUES (Notes 2 and 28)
   Packaging                                                   35,515,397     45,026,868      64,736,754     2,039,595
   Testing                                                     10,060,635     12,142,396      16,473,924       519,027
   Other                                                           10,806        142,506         501,966        15,815
                                                             ------------   ------------     -----------   -----------
         Total revenues                                        45,586,838     57,311,770      81,712,644     2,574,437
                                                             ------------   ------------     -----------   -----------

COST OF REVENUES (Note 20)
   Packaging                                                   29,260,015     37,042,539      52,921,805     1,667,354
   Testing                                                      9,219,424      9,287,142      12,141,233       382,522
   Other                                                           12,831        136,772         384,101        12,101
                                                             ------------   ------------     -----------   -----------
         Total cost of revenues                                38,492,270     46,466,453      65,447,139     2,061,977
                                                             ------------   ------------     -----------   -----------
GROSS PROFIT                                                    7,094,568     10,845,317      16,265,505       512,460
                                                             ------------   ------------     -----------   -----------

OPERATING EXPENSES (Notes 2, 10, 20 and 25)
   Selling                                                        909,440      1,204,912       1,041,232        32,805
   General and administrative                                   3,595,829      4,015,850       5,088,647       160,323
   Research and development                                     2,048,973      2,354,034       2,584,470        81,426
                                                             ------------   ------------     -----------   -----------
         Total operating expenses                               6,554,242      7,574,796       8,714,349       274,554
                                                             ------------   ------------     -----------   -----------
INCOME FROM OPERATIONS                                            540,326      3,270,521       7,551,156       237,906
                                                             ------------   ------------     -----------   -----------

NON-OPERATING INCOME
   Interest (Note 26)                                             392,593        114,627          79,678         2,510
   Gain on sale of investment                                     101,314        618,857          57,140         1,800
   Other                                                          481,526        336,546         339,042        10,682
                                                             ------------   ------------     -----------   -----------
         Total non-operating income                               975,433      1,070,030         475,860        14,992
                                                             ------------   ------------     -----------   -----------

NON-OPERATING EXPENSES
   Interest (Notes 2 and 9)                                     1,971,227      1,419,352         978,405        30,825
   Investment loss under equity method (Notes 2 and 8)            410,348        240,656         394,995        12,445
   Foreign exchange loss, net (Notes 2 and 26)                    397,874        386,844         146,207         4,606
   Realized loss on long-term investments (Note 18)                     -        354,787               -             -
   Impairment of long-lived assets (Note 9)                     1,225,555              -               -             -
   Other investment loss (Notes 2, 3 and 8)                             -              -         512,000        16,131
   Impairment of goodwill (Notes 2, 3 and 10)                           -              -       1,950,097        61,440
   Other                                                          220,460        451,182         513,496        16,178
                                                             ------------   ------------     -----------   -----------

         Total non-operating expenses                           4,225,464      2,852,821       4,495,200       141,625
                                                             ------------   ------------     -----------   -----------

INCOME (LOSS) BEFORE INCOME TAX                                (2,709,705)     1,487,730       3,531,816       111,273

INCOME TAX BENEFIT (Notes 2 and 21)                             1,140,324      1,278,148       1,396,326        43,993
                                                             ------------   ------------     -----------   -----------

INCOME (LOSS) BEFORE EXTRAORDINARY LOSS AND
  CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
  PRINCIPLE                                                    (1,569,381)     2,765,878       4,928,142       155,266

EXTRAORDINARY LOSS (NET OF TAX BENEFIT
  NT$11,538 thousand in 2002)(Note 13)                            (34,613)       (75,668)              -             -

                                                                                                            (Continued)

                                                                                Year Ended December 31
                                                             ----------------------------------------------------------
                                                                 2002          2003                 2004
                                                             ------------   ------------     --------------------------
                                                                 NT$           NT$                NT$          US$
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
  PRINCIPLE (Note 3)                                                    -             -          (26,844)         (846)

MINORITY INTEREST IN NET LOSS (INCOME) OF
   SUBSIDIARIES                                                 1,733,029        52,586         (691,608)      (21,790)
                                                             ------------   ------------     ------------   ----------

NET INCOME                                                        129,035     2,742,796        4,209,690       132,630
                                                             ============   ============     ============   ==========

EARNINGS PER SHARE (Note 22)
   Basic EPS
     Based on weighted average number of outstanding shares
     after giving retroactive adjustment to 2003 and 2004
     stock dividends
        Before income tax
           Income (loss) before extraordinary loss and
             cumulative effect of change in accounting
             principle                                              (0.22)          0.48            0.85          0.03
           Extraordinary loss                                       (0.01)         (0.02)              -             -
           Cumulative effect of change in accounting principle          -              -           (0.01)            -
                                                             ------------   ------------     -----------   -----------
           Net income (loss)                                        (0.23)          0.46            0.84          0.03
                                                             ============   ============     ============  ===========
         After income tax
           Income before extraordinary loss and cumulative
            effect of change in accounting principle                 0.05           0.76            1.10          0.03
           Extraordinary loss                                       (0.01)         (0.02)              -             -
           Cumulative effect of change in accounting principle          -              -           (0.01)            -
                                                             ------------   ------------     -----------   -----------
           Net income                                                0.04           0.74            1.09          0.03
                                                             ============   ============     ============  ===========
   Diluted EPS
     Based on weighted average number of outstanding shares
     after giving retroactive adjustment to 2003 and 2004
     stock dividends
        Before income tax
           Income (loss) before extraordinary loss and
            cumulative effect of change in accounting principle     (0.22)          0.47            0.85          0.03
           Extraordinary loss                                       (0.01)         (0.02)              -             -
           Cumulative effect of change in accounting principle          -              -           (0.01)            -
                                                             ------------   ------------     -----------   -----------
           Net income (loss)                                        (0.23)          0.45            0.84          0.03
                                                             ============   ============     ============  ===========
         After income tax
           Income before extraordinary loss and cumulative
            effect of change in accounting principle                 0.05           0.75            1.07          0.03
           Extraordinary loss                                       (0.01)         (0.02)              -             -
           Cumulative effect of change in accounting principle          -              -           (0.01)            -
                                                             ------------   ------------     -----------   -----------
           Net income                                                0.04           0.73            1.06          0.03
                                                             ============   ============     ============  ===========

EARNINGS PER EQUIVALENT ADS (Note 22)
   Basic EPS
     Based on weighted average number of outstanding shares
     after giving retroactive effect for the 2003 and 2004
     stock dividends
        Before income tax
           Income (loss) before extraordinary loss and
            cumulative effect of change in accounting principle     (1.10)          2.39            4.26          0.13
           Extraordinary loss                                       (0.06)         (0.10)              -             -
           Cumulative effect of change in accounting principle          -              -           (0.03)        (0.00)
                                                             ------------   ------------     -----------   -----------
           Net income (loss)                                        (1.16)          2.29            4.23          0.13
                                                             ============   ============     ============  ===========
         After income tax
           Income before extraordinary loss and cumulative
            effect of change in accounting principle                 0.23           3.79            5.49          0.17
           Extraordinary loss                                       (0.05)         (0.10)              -             -
           Cumulative effect of change in accounting principle          -              -           (0.03)        (0.00)
                                                             ------------   ------------     -----------   -----------
           Net income                                                0.18           3.69            5.46          0.17
                                                             ============   ============     ============  ===========

                                                                                                           (Continued)

                                                                                Year Ended December 31
                                                             ----------------------------------------------------------
                                                                 2002          2003                 2004
                                                             ------------   ------------     --------------------------
                                                                 NT$           NT$                NT$          US$

   Diluted EPS
     Based on weighted average number of outstanding shares
     after giving retroactive effect for the 2003 and 2004
     stock dividends
        Before income tax
           Income (loss) before extraordinary loss and
            cumulative effect of change in accounting
            principle                                               (1.10)          2.37            4.23          0.13
           Extraordinary loss                                       (0.06)         (0.10)              -             -
           Cumulative effect of change in accounting principle          -              -           (0.03)        (0.00)
                                                             ------------   ------------     -----------   -----------
            Net income (loss)                                       (1.16)          2.27            4.20          0.13
                                                             ============   ============     ============  ===========
         After income tax
           Income before extraordinary loss and cumulative
            effect of change in accounting principle                 0.23           3.75            5.34          0.17
            Extraordinary loss                                      (0.05)         (0.10)              -             -
           Cumulative effect of change in accounting principle          -              -           (0.03)        (0.00)
                                                             ------------   ------------     -----------   -----------
           Net income                                                 0.18          3.65            5.31          0.17
                                                             ============   ============     ============  ===========

The accompanying notes are an integral part of the financial statements.                                    (Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Amounts In Thousands)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                           Retained Earnings
                                                                                                   ---------------------------------
                                                              Capital Surplus
                                             ---------------------------------------------------              Unappropri-
                                                                   Gain on                                        ated
                                   Capital               Treasury  Disposal     Long-                           Earnings
                                   Received  Capital in   Stock       of        term                            (Acummu-
                          Capital    in       Excess of   Trans-   Proper-     Invest-               Legal        lated
                           Stock   Advance    Par Value   action     ties       ment      Total     Reserve      Losses)      Total

New Taiwan Dollars
BALANCE,
  JANUARY 1, 2002       32,548,000        -   3,171,933        -    23,109   3,656,472  6,851,514  2,912,716  (1,897,062) 1,015,654

   Transfer of ASE Inc.
     shares held by
     subsidiaries as
     treasury stock              -        -           -        -         -           -          -          -           -          -
   Reversal of prior
     years' gain on
     disposal of
     properties                  -        -           -        -   (23,109)          -    (23,109)     2,310      20,799     23,109
   Legal reserve
     offsets against
     deficit                     -        -           -        -         -           -          - (1,876,264)  1,876,264          -
   Reversal of
     unrealized loss
     on long-term
     investments in
     share of stock              -        -           -        -         -           -          -          -           -          -
   Adjustment of equity
     in subsidiary due
     to change in
     percentage of
     ownership                   -        -           -        -         -     104,474    104,474          -      (1,586)    (1,586)
   Adjustment of equity
     in subsidiary due
     to reversal of
     oprior years' gain
     on disposal of
     properties                  -        -           -        -         -      (7,352)    (7,352)         -       7,352      7,352
   Consolidated net
     income in 2002              -        -           -        -         -           -          -          -     129,035    129,035
   Cumulative
     translation
     adjustments                 -        -           -        -         -           -          -          -           -          -
                        ----------  -------  ---------- --------  --------  ---------- ---------- ----------  ---------- ----------

BALANCE,
  DECEMBER 31, 2002     32,548,000        -   3,171,933        -         -   3,753,594  6,925,527  1,038,762     134,802  1,173,564

   Appropriations of
     2002 earnings
      Legal reserve              -        -           -        -         -           -          -     12,903     (12,903)         -
      Compensation to
        directors
        and supervisors          -        -           -        -         -           -          -          -      (2,280)    (2,280)
      Bonus to
        employees - cash         -        -           -        -         -           -          -          -      (8,000)    (8,000)
      Stock dividends -
        0.3%                97,644        -           -        -         -           -          -          -     (97,644)   (97,644)

   Capital surplus
     transfer to
     common stock -
     9.7%                3,157,156        -  (3,157,156)       -         -           - (3,157,156)         -           -          -
   Sales of ASE Inc.
     shares held
     by subsidiaries             -        -           -  220,735         -           -    220,735          -           -          -
   Adjustment of equity
     in subsidiary due
     to change in
     percentage of
     ownership                   -        -           -        -         -      57,668     57,668          -           -          -
   Adjustment of equity
     in subsidiary due
     to unrecognized
     pension cost                -        -           -        -         -           -          -          -           -          -
   Consolidated net
     income in 2003              -        -           -        -         -           -          -          -   2,742,796  2,742,796
   Cumulative
     translation
     adjustments                 -        -           -        -         -           -          -          -           -          -
                        ----------  -------  ---------- --------  --------  ---------- ---------- ----------  ---------- ----------
BALANCE,
  DECEMBER 31, 2003     35,802,800        -      14,777  220,735         -   3,811,262  4,046,774  1,051,665   2,756,771  3,808,436

   Appropriations of
    2003 earnings
      Legal reserve              -        -           -        -         -           -          -    274,279    (274,279)         -
      Compensation to
        directors
        and supervisors          -        -           -        -         -           -          -          -     (49,320)   (49,320)
      Bonus to
       employees - cash          -        -           -        -         -           -          -          -     (18,428)   (18,428)
      Bonus to
       employees - stock   154,272        -           -        -         -           -          -          -    (154,272)  (154,272)
      Stock dividends -
       5.7%              2,219,774        -           -        -         -           -          -          -  (2,219,774)(2,219,774)
   Capital received in
     advance from stock
     option exercised
     by employees                -   42,759           -        -         -           -          -          -           -          -

   Transfer of ASE Inc.
     shares held by
     subsidiaries as
     treasury stock              -        -           -                  -           -          -          -           -          -
   Evaluation on
     derivatives
     financial
     instruments - loss          -        -           -        -         -           -          -          -           -          -
   Adjustment of equity
     in subsidiary due
     to change in
     percentage of
     ownership                   -        -           -        -         -      15,332     15,332          -           -          -
   Unrealized loss on
     long-term
     investment                  -        -           -        -         -           -          -          -           -          -
   Issuance of common
     stock through
     merge               2,823,154         -   3,153,342        -         -           -  3,153,342          -           -
   Elimination of
     long-term
     investment balance
     on consolidation            -        -           -        -         -    (242,792)  (242,792)         -           -          -
   Consolidated net
     income in 2004              -        -           -        -         -           -          -          -   4,209,690  4,209,690
   Adjustment of equity
     in subsidiary due
     to unrecognized
     pension cost                -        -           -        -         -           -          -          -           -          -
   Cumulative
     translation
     adjustments                 -        -           -        -         -           -          -          -           -          -
                        ----------  -------  ---------- --------  --------  ---------  ---------  ----------  ---------- ----------
BALANCE,
   DECEMBER 31, 2004    41,000,000   42,759   3,168,119  220,735         -   3,583,802  6,972,656  1,325,944   4,250,388  5,576,332
                        ==========  =======  ========== ========  ========  ========== ========== ==========  ========== ==========

                                          Unrealized
                                           Loss on
                                          Long-term
                                         Investments    Cumulative   Unrecognized                                 Total
                                          in Shares    Translation      Pension                   Treasury    Shareholders'
                                          of Stock     Adjustments       Cost         Other         Stock           Equity
New Taiwan Dollars
BALANCE, JANUARY 1, 2002                    (442,246)    1,973,399            -            -              -      41,946,321

    Transfer of ASE Inc. shares held
      by subsidiaries as treasury stock            -             -            -            -     (2,639,826)     (2,639,826)
    Reversal of prior years' gain on
      disposal of properties                       -             -            -            -              -               -
    Legal reserve offsets against
      deficit                                      -             -            -            -              -               -
    Reversal of unrealized loss on
      long-term investments in share
      of stock                                18,626             -            -            -              -          18,626
    Adjustment of equity in subsidiary
      due to change in percentage of
      ownership                                    -             -            -            -              -         102,888
    Adjustment of equity in subsidiary
      due to reversal of prior years'
      gain on disposal of properties               -             -            -            -              -               -
    Consolidated net income in 2002                -             -            -            -              -         129,035
    Cumulative translation adjustments             -      (126,378)           -            -              -        (126,378)
                                          ----------  ------------    ---------    ---------   ------------   -------------

BALANCE, DECEMBER 31, 2002                  (423,620)    1,847,021            -            -     (2,639,826)     39,430,666

    Appropriations of 2002 earnings
       Legal reserve                               -             -            -            -              -               -
       Compensation to directors and
         supervisors                               -             -            -            -              -          (2,280)
       Bonus to employees - cash                   -             -            -            -              -          (8,000)
       Stock dividends - 0.3%                      -             -            -            -              -               -
    Capital surplus transfer to
      common stock - 9.7%                          -             -            -            -              -               -
    Sales of ASE Inc. shares held by
      subsidiaries                           354,787             -            -            -      2,629,789       3,205,311
    Adjustment of equity in subsidiary
      due to change in percentage of
      ownership                                    -             -            -            -              -          57,668
    Adjustment of equity in subsidiary
      due to unrecognized pension cost             -             -      (16,137)           -              -         (16,137)
    Consolidated net income in 2003                -             -            -            -              -       2,742,796
    Cumulative translation adjustments             -      (287,422)           -            -              -        (287,422)
                                          ----------  ------------    ---------    ---------   ------------   -------------

BALANCE, DECEMBER 31, 2003                   (68,833)    1,559,599      (16,137)           -        (10,037)     45,122,602

    Appropriations of 2003 earnings
       Legal reserve                               -             -            -            -              -               -
       Compensation to directors and
         supervisors                               -             -            -            -              -         (49,320)
       Bonus to employees - cash                   -             -            -            -              -         (18,428)
       Bonus to employees - stock                  -             -            -            -              -               -
       Stock dividends - 5.7%                      -             -            -            -              -               -
    Capital received in advance from
      stock option exercised by employees          -             -            -            -              -          42,759
    Transfer of ASE Inc. shares held
      by subsidiaries as treasury stock            -            -            -     (2,798,399)     (2,798,399)
    Evaluation on derivatives financial
      instruments - loss                           -             -            -      (36,607)             -         (36,607)
    Adjustment of equity in subsidiary
      due to change in percentage of
      ownership                                    -             -            -            -              -          15,332
    Unrealized loss on long-term investme     (1,781)            -            -            -              -          (1,781)
    Issuance of common stock through merg          -             -            -            -              -       5,976,496
    Elimination of long-term investment
      balance on consolidation                     -             -            -            -              -        (242,792)
    Consolidated net income in 2004                -             -            -            -              -       4,209,690
    Adjustment of equity in subsidiary
      due to unrecognized pension cost             -             -       11,427            -              -          11,427
    Cumulative translation adjustments             -      (919,220)           -            -              -        (919,220)
                                          ----------  ------------    ---------    ---------   ------------   -------------

BALANCE, DECEMBER 31, 2004                   (70,614)      640,379       (4,710)     (36,607)    (2,808,436)     51,311,759
                                          ==========  ============    =========    =========   ============   =============
                                                                                                                 (Continued)

                                                              F-7

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Amounts In Thousands)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                           Retained Earnings
                                                                                                   ---------------------------------
                                                              Capital Surplus
                                             ---------------------------------------------------              Unappropri-
                                                                   Gain on                                        ated
                                   Capital               Treasury  Disposal     Long-                           Earnings
                                   Received  Capital in   Stock       of        term                            (Acummu-
                          Capital    in       Excess of   Trans-   Proper-     Invest-               Legal        lated
                           Stock   Advance    Par Value   action     ties       ment      Total     Reserve      Losses)      Total

New Taiwan Dollars
U.S. Dollars

BALANCE,
  JANUARY 1, 2004      1,128,003          -         466     6,954         -    120,077  127,497      33,134       86,854    119,988

    Appropriations of
      2003 earnings
       Legal reserve           -          -           -         -         -          -        -       8,641       (8,641)         -
       Compensation to
        directors and
        supervisors            -          -           -         -         -          -        -           -       (1,554)    (1,554)
       Bonus to
        employees
        - cash                 -          -           -         -         -          -        -           -         (581)      (581)
       Bonus to
        employees
        - stock            4,860          -           -         -         -          -        -           -       (4,860)    (4,860)
       Stock
        dividends -
        5.7%              69,936          -           -         -         -          -        -           -      (69,936)   (69,936)
    Capital received in
      advance from
      stock option
      exercised
      by employees             -      1,347           -         -         -          -        -           -            -          -
    Transfer of ASE Inc.
      shares held by
      subsidiaries
      as treasury stock        -           -         -         -          -          -        -           -             -         -

    Evaluation on
      derivative
      financial
      instruments
      - loss                   -          -           -         -         -          -        -           -            -          -
    Adjustment of
      equity in
      subsidiary due to
      change in
      percentage of
      ownership                -          -           -         -         -        483      483           -            -          -
    Unrealized loss on
      long-term
      investment               -          -        -           -            -        -        -           -            -          -
    Issuance of
      common stock
      through merger      88,946          -      99,349         -          -         -   99,349           -            -           -
    Elimination of
      long-term
      investment
      balance on
      consolidation            -          -           -         -         -     (7,649)  (7,649)          -            -          -
    Consolidated net
      income
      in 2004                  -          -           -         -         -          -        -           -      132,630     132,630
    Adjustment of
      equity in
      subsidiary due to
      unrecognized loss
      on pension cost          -          -           -         -         -          -        -           -            -         -
    Cumulative
      translation
      adjustments              -          -           -         -         -          -        -           -            -         -
                       ---------   --------    --------  --------  --------    -------  -------    --------    ---------   ---------
BALANCE,
  DECEMBER 31, 2004    1,291,745      1,347      99,815     6,954         -    112,911  219,680      41,775      133,912     175,687
                       =========   =========   ========  ========  ========    =======  =======    ========     ========   =========

                                   Unrealized
                                     Loss
                                   Long-term
                                   Investments    Cumulative    Unrecognized                            Total
                                    in Shares    Translation       Pension               Treasury   Shareholders'
                                    of Stock     Adjustments        Cost       Other       Stock        Equity

New Taiwan Dollars

U.S. Dollars

BALANCE, JANUARY 1, 2004               (2,169)       49,137          (508)          -         (316)     1,421,632

   Appropriations of 2003
     earnings
      Legal reserve                         -             -             -           -            -              -
      Compensation to directors
        and supervisors                     -             -             -           -            -         (1,554)
      Bonus to employees - cash             -             -             -           -            -           (581)
      Bonus to employees - stock            -             -             -           -            -              -
      Stock dividends - 5.7%                -             -             -           -            -              -
   Capital received in advance
     from stock option exercised
     by employees                           -             -             -           -            -          1,347
   Transfer of ASE Inc. shares
     held by subsidiaries as
     treasury stock                                       -             -           -      (88,165)       (88,165)

   Evaluation on derivative
     financial instruments -
     loss                                   -             -             -      (1,153)           -         (1,153)
   Adjustment of equity in
     subsidiary due to change in
     percentage of ownership                -             -             -           -            -            483
   Unrealized loss on long-term
     investment                           (56)            -             -           -            -            (56)
   Issuance of common stock
     through merger                         -             -             -           -            -        188,295
   Elimination of long-term
     investment balance on
     consolidation                          -             -             -           -            -         (7,649)
   Consolidated net income in                                               -
     2004                                   -             -             -           -            -        132,630
   Adjustment of equity in
     subsidiary due to
     unrecognized loss on
     pension cost                           -             -           360          -            -            360
   Cumulative translation
    adjustments                             -       (28,961)            -          -            -        (28,961)
                                     --------    ----------     ---------   --------   ----------    -----------
BALANCE, DECEMBER 31, 2004             (2,225)       20,176          (148)    (1,153)     (88,481)     1,616,628
                                     ========    ==========     =========   ========   ==========    ===========

The accompanying notes are an integral part of the financial statement                               (Concluded)


ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts In Thousands)
--------------------------------------------------------------------------------------------------------------------------

                                                                                 Year Ended December 31
                                                                   -------------------------------------------------------
                                                                       2002           2003                 2004
                                                                   ------------   ------------    ------------------------
                                                                       NT$            NT$            NT$          US$
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                           129,035      2,742,796      4,209,690      132,630
   Adjustments to reconcile net income to net cash provided by operating activities:
      Minority interest in net income (loss) of subsidiaries         (1,733,029)       (52,586)       691,608       21,790
      Depreciation                                                   11,841,331     12,210,910     13,898,098      437,873
      Amortization                                                      444,995        555,658        888,174       27,983
      Investment loss under equity method                               410,348        240,656        394,995       12,445
      Impairment of goodwill                                                  -              -      1,950,097       61,440
      Other investment loss                                                   -              -        512,000       16,131
      Accrued interest on foreign convertible bonds                     576,437        358,286        255,172        8,039
      Exchange gain on:
         Long-term foreign bonds payable                                (69,321)      (110,655)      (425,822)     (13,416)
         Long-term foreign investment payable                           (34,926)       (62,747)             -            -
      Provision for doubtful accounts and sales allowance                85,823        207,018        151,358        4,769
      Gain on sale of investments                                      (101,314)      (618,857)       (57,140)      (1,800)
      Allowance for inventory valuation                                       -        240,844         75,842        2,389
      Loss on early redemption of foreign convertible bonds              46,151         75,668              -            -
      Loss from sale of treasury stock                                        -        354,787              -            -
      Reversal of accrued interest from long-term investment
        payable                                                        (145,238)             -              -            -
      Impairment loss of long-lived assets                            1,225,555              -              -            -
      Loss on disposal of properties                                     15,668         62,792         83,826        2,641
      Loss on assets to be disposed of                                   78,120        176,841         96,138        3,029
      Amortization of goodwill                                          815,573        819,253        877,582       27,649
      Loss (gain) on derivative financial instruments                         -         (3,140)       308,138        9,708
      Deferred income taxes                                          (1,130,358)    (1,190,500)    (1,660,695)     (52,322)
      Accrued pension cost                                              122,233        479,809        372,580       11,739
      Effect of exchange rate changes                                    65,858        211,640        506,025       15,943
      Other                                                                   -              -         71,594        2,255
      Changes in operating assets and liabilities
         Notes receivable                                                (7,482)         1,071         21,984          692
         Accounts receivable                                         (1,950,738)    (4,119,274)      (696,501)     (21,943)
         Other receivable                                                     -        (76,165)      (492,059)     (15,503)
         Inventories                                                   (363,216)    (1,800,963)    (4,691,419)    (147,808)
         Prepayments and other current assets                          (231,154)       160,329       (469,247)     (14,784)
         Notes and accounts payable                                   1,078,392      2,441,818      1,485,391       46,799
         Income tax payable                                             (72,165)        45,393         62,727        1,976
         Accrued expenses and other current liabilities                 217,222        (44,449)     1,066,867       33,613
                                                                   ------------   ------------   ------------  -----------
         Net cash provided by operating activities                   11,313,800     13,306,233     19,487,003      613,957
                                                                   ------------   ------------   ------------  -----------

CASH FLOWS FROM INVESTING ACTIVITIES
   Acquisition of properties                                        (12,657,920)   (17,534,057)   (28,523,467)    (898,660)
   Decrease (increase) in short-term investments                      2,112,050       (371,561)      (126,277)      (3,978)
   Decrease (increase) in pledged time deposits                        (287,794)       261,317         41,827        1,318
   Payments for long-term stock investments                             (49,716)      (138,019)       (61,713)      (1,944)
   Increase in other assets                                            (831,279)    (1,125,361)    (2,006,620)     (63,222)
   Proceeds from sales of:
      Properties                                                         77,142        250,535        628,508       19,802
      Others                                                                  -        105,536        505,546       15,928
   Purchase of ASE Japan Co., Ltd. shares                                     -              -       (830,678)     (26,171)
   Purchase of ASE (U.S.) Inc. shares                                         -              -       (112,824)      (3,555)
   Purchase of ASE Material Inc. shares                                 (10,000)       (20,976)             -            -
   Purchase of ASE Test Limited shares                                 (317,004)             -       (339,644)     (10,701)
   Purchase of ISE Labs, Inc. shares                                 (1,755,133)             -              -            -
                                                                   ------------   ------------   ------------  -----------

         Net cash used in investing activities                      (13,719,654)   (18,572,586)   (30,825,342)    (971,183)
                                                                   ------------   ------------   ------------  -----------

                                                                                                                (Continued)

                                                                                     Year Ended December 31
                                                                   -------------------------------------------------------
                                                                       2002           2003                 2004
                                                                   ------------   ------------    ------------------------
                                                                       NT$            NT$            NT$          US$
CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from (repayments of):
      The issuance of foreign convertible bonds                               -      6,684,882              -            -
      The issuance of domestic secured bonds                                  -              -      2,733,112       86,109
      Long-term debts                                                 1,161,489       (102,881)     5,997,199      188,948
      Investment payable                                               (249,250)      (954,411)    (2,309,960)     (72,778)
      Commercial papers and bank acceptances payable                 (1,739,263)      (629,086)      (167,149)      (5,266)
   Proceeds from sales of ASE Inc. shares                                     -      2,850,524              -            -
   Proceeds from short-term borrowings                                2,375,322      1,161,183      2,695,984       84,940
   Early redemption of foreign convertible bonds                     (1,674,053)    (4,908,389)             -            -
   Increase in minority interest                                        656,246        119,368        242,059        7,626
   Compensation to directors and supervisors and bonus to
     employees                                                                -        (10,280)       (67,748)      (2,134)
   Capital received in advance                                                -              -         42,759        1,347
                                                                   ------------   ------------   ------------  -----------

         Net cash provided by financing activities                      530,491      4,210,910      9,166,256      288,792
                                                                   ------------   ------------   ------------  -----------

EFFECT OF EXCHANGE RATE CHANGES                                         (65,858)      (211,640)      (415,239)     (13,082)
                                                                   ------------   ------------   ------------  -----------

NET DECREASE IN CASH AND CASH EQUIVALENTS                            (1,941,221)    (1,267,083)    (2,587,322)     (81,516)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                         11,770,729      9,829,508      8,562,425      269,768
                                                                   ------------   ------------   ------------  -----------

CASH AND CASH EQUIVALENTS, END OF YEAR                                9,829,508      8,562,425      5,975,103      188,252
                                                                   ============   ============   ============  ===========

SUPPLEMENTAL INFORMATION
   Interest paid (excluding capitalized interest)                     1,248,726      1,120,215        951,281       29,971
   Income tax paid                                                       88,884         57,633        113,882        3,588
   Cash paid for acquisition of properties
      Acquisition of properties                                      15,749,807     17,234,324     30,588,311      963,715
      Decrease (increase) in payable                                 (2,566,359)       102,488     (1,961,788)     (61,808)
      Decrease (increase) in obligation under capital leases           (525,528)       197,245       (103,056)      (3,247)
                                                                   ------------   ------------   ------------  -----------
                                                                     12,657,920     17,534,057     28,523,467      898,660
                                                                   ============   ============   ============  ===========
   Cash received from issuance of foreign convertible bonds
      Proceeds                                                                -      6,818,000              -            -
      Issuance expense                                                        -       (119,315)             -            -
      Increase in payable                                                     -        (13,803)             -            -
                                                                   ------------   ------------   ------------  -----------
      Net cash inflow                                                         -      6,684,882              -            -
                                                                   ============   ============   ============  ===========
   Cash received from issuance of domestic secured bonds
      Proceeds                                                                -              -      2,750,000       86,641
      Issuance expense                                                        -              -        (16,888)        (532)
                                                                   ------------   ------------   ------------  -----------
      Net cash inflow                                                         -              -      2,733,112       86,109
                                                                   ============   ============   ============  ===========
   Cash paid for redemption of foreign convertible bonds
      Redemption price for foreign convertible bonds                  3,242,110      4,908,389              -            -
      Cash paid from sinking fund                                    (1,568,057)             -              -            -
                                                                   ------------   ------------   ------------  -----------
                                                                      1,674,053      4,908,389              -            -
                                                                   ============   ============   ============  ===========

   Total assets acquired from acquisition of ASE Japan Co., Ltd.              -              -      2,162,468       68,130
   Less:  Liabilities assumed                                                 -              -     (1,310,428)     (41,286)
                                                                   ------------   ------------   ------------  -----------
   Cash paid                                                                  -              -        852,040       26,844
   Less: Cash received at the date of acquisition                             -              -        (21,362)        (673)
                                                                   ------------   ------------   ------------  -----------
   Net cash outflow                                                           -              -        830,678       26,171
                                                                   ============   ============   ============  ===========

   Total assets acquired from acquisition of ASE (U.S.) Inc.                  -              -        171,999        5,419
   Less:  Liabilities assumed                                                 -              -        (16,240)        (512)
                                                                   ------------   ------------   ------------  -----------
   Cash paid                                                                  -              -        155,759        4,907
   Less:  Cash received at the date of acquisition                            -              -        (42,935)      (1,352)
                                                                   ------------   ------------   ------------- ------------
   Net cash outflow                                                           -              -        112,824        3,555
                                                                   ============   ============   ============  ===========
                                                                                                                (Continued)

                                                                                     Year Ended December 31
                                                                   -------------------------------------------------------
                                                                       2002           2003                 2004
                                                                   ------------   ------------    ------------------------
                                                                       NT$            NT$            NT$          US$
NON-CASH FLOWS FROM INVESTING AND FINANCING
  ACTIVITIES
   Reclassification of the ASE Inc. shares held by consolidated subsidiaries from long-term investment to treasury
     stock                                                            2,639,826              -      2,798,399       88,165
   Reversal of treasury stock due to sale of ASE Inc.'s shares
     held by consolidated subsidiaries                                        -      1,405,632              -            -




The accompanying notes are an integral part of the financial statements.                                      (Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND ITS
SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2003 AND 2004
(Amounts in Thousands, Except Share Data and Unless Otherwise Stated)
--------------------------------------------------------------------------------

1.   HISTORY AND ORGANIZATION

     Overview

     Advanced Semiconductor Engineering, Inc. (the "Company"), a corporation incorporated under the laws of Republic of China (the "ROC"), is an independent provider of semiconductor packaging and testing services and is engaged in design and production of leadframes and substrates in the packaging of semiconductors. The Company's common shares are traded on the Taiwan Stock Exchange under the symbol "2311". Since September 2000, the Company's common shares in the form of American depositary shares ("ADS") have been traded on the New York Stock Exchange under the symbol "ASX". The Company and its consolidated subsidiaries and affiliates are together referred to as the "ASE Group".

     On July 1, 2003, ASE Investment Inc. and ASE Capital Inc. were merged with and into the Company. On October 28, 2003, the Board of Directors of the Company passed a resolution whereby ASE (Chung Li) Inc. ("ASE Chung Li") and ASE Material Inc. ("ASE Material") would be merged into the Company. The Company issued 282,315 thousand shares, in connection with the merger at exchange ratios of 0.85 of the Company's share for one ASE Chung Li share and 0.5 of the Company's share for one ASE Material share. Upon completion of the merger, all of the assets and liabilities of ASE Chung Li and ASE Material were assumed by the Company. The merger was effective on August 1, 2004.

     As of December 31, 2003 and 2004, the Company and its subsidiaries had 24,443 and 34,649 employees, respectively.

     Set forth is a brief overview of the Company's organizational structure and its respective equity stake in its consolidated subsidiaries.

     The Company has six wholly-owned subsidiaries:

     a. ASE Holding Limited (incorporated in Bermuda in April 1990), which holds shares in ASE Group companies;

     b.   ASE Marketing Services Ltd. (incorporated in Hong Kong in February
          1991), which engages in trading;

     c. J&R Holding Limited (incorporated in Bermuda in May 1996), which holds shares in ASE Group companies;

     d. ASE Marketing & Service Japan Co., Ltd. (incorporated in Japan in December 2003), which engages in marketing and provides sales services relating to packaging and testing.

     e. Omniquest Industrial Ltd. (ASE Chung Li's wholly-owned subsidiary, incorporated in the British Virgin Islands in June 2001, which holds shares in ASE (Shanghai) Inc. On August 1, 2004, when ASE Chung Li was merged with and into the Company, the Company assumed the investment in Omniquest), which holds shares in ASE Group companies; and

     f. Innosource Limited (incorporated in the British Virgin Islands in August 2004, which holds shares in ASE (Kun Shan) Inc.), which holds shares in ASE Group companies.

     As of December 31, 2004, the Company also held:

     a. 99.5% equity stake in ASE Technologies, Inc. (incorporated in the ROC in June 1991), which is engaged in the research and development, manufacture and sales of computers and related accessories;

     b. 90.0% equity stake in ASE Network Inc. (incorporated in the ROC in January 2000), which has a 1.13% equity stake in Taiwan Fixed Network Co., Ltd.; and

     c. 60.0% equity stake in ASE-Compeq Technologies, Inc. (incorporated in the ROC in February 2004), which is engaged in the manufacture and sale of electronic components.

     ASE Holding Limited has the following wholly-owned or majority-owned subsidiaries:

     a.   ASEP Realty Corporation (incorporated in the Philippines in December
          1995), which holds real estate of ASE Holding Electronics
          (Philippines);

     b. ASE Holding Electronics (Philippines) Incorporated (incorporated in the Philippines in December 1995), which manufactures electronic products, components and semiconductors. However, the board of ASE Holding Electronics (Philippines) Incorporated decided to close the facilities and discontinued operation in December 2003; and

     c. 70.0% equity stake in ASE Investment (Labuan) Inc. (incorporated in Malaysia in June 1999), which holds shares of ASE Korea Inc. In addition, ASE Test Limited has a 30.0% equity stake in ASE Investment (Labuan) Inc.

     A portion of the share capital of the Company's subsidiaries incorporated in Philippines is held by certain Filipino individuals, on behalf of the Company, in order to comply with certain legal requirements.

     J&R Holding Limited has five subsidiaries:

     a. 100.0% equity stake of J&R Industrial Inc. (incorporated in the ROC in April 1999), which is mainly engaged in the leasing of substrate, packaging and testing equipment, to consolidated subsidiaries of the Company;

     b. 100.0% equity stake of Grand Innovation Co., Ltd. (incorporated in the British Virgin Islands in March 2001), which holds convertible preferred stock of Integrated Programmable Communication, Inc. that represents a 6.1% equity interest;

     c. 100% equity stake of ASE Japan Co., Ltd. (incorporated in the Japan in May 2004), which is engaged in the packaging and testing of semiconductors;

     d.   100% equity stake of ASE (U.S.) Inc. (incorporated in the USA in July
          2002), which is engaged in marketing and provides sales services relating to packaging and testing; and

     e. 39.8% equity stake of ASE Test Limited ("ASE Test") (incorporated in Singapore in May 1996), which holds shares in ASE Group companies.

     In addition, as of December 31, 2004, ASE Holding Limited held an 11.1% equity stake in ASE Test. The shares of ASE Test have been listed on the NASDAQ National Market in the United States since June 1996.

     ASE Test has one 99.99%-owned and three wholly-owned subsidiaries:

     a. ASE Test, Inc. (incorporated in the ROC in December 1987 and 99.99%-owned by ASE Test), which is engaged in the testing of semiconductors;

     b. ASE Holding (Singapore) Pte Ltd (incorporated in Singapore in December 1994), which holds shares in ASE Group companies;

     c. ASE Test Holdings, Limited ("ASE Test Holdings") (incorporated in Cayman Islands in April 1999), which mainly holds shares in ASE Group companies; and

     d. ASE Test Finance Limited ("ASE Test Finance") (incorporation in Mauritius in June 1999), which is engaged in financing activities.

     ASE Test, Inc. has a wholly-owned subsidiary, ASE Test (USA) Inc. (incorporated in the United States in October 1995), which was dissolved in 2003.

     ASE Holding (Singapore) Pte Ltd has a wholly-owned subsidiary, ASE Electronics (M) Sdn., Bhd. ("ASE Test Malaysia") (incorporated in Malaysia in February 1991), which is engaged in the packaging and testing of semiconductors.

     ASE Test Holdings has a wholly-owned subsidiary, ISE Labs, Inc. ("ISE Labs"). Incorporated in California, U.S.A. in November 1983, ISE Labs and its wholly-owned subsidiaries, ISE Labs Hong Kong Limited, ASE Singapore Pte Ltd, ISE Technology, Inc. and Digital Testing Services Inc. are engaged in the front-end engineering testing and final testing of semiconductors.

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

     Basis of Presentation

     The Company prepares its consolidated financial statements in accordance with ROC GAAP and prepares a reconciliation to generally accepted accounting principles in the United States ("U.S. GAAP") (see Note 29). The accompanying consolidated balance sheets are presented as of December 31, 2003 and 2004, and the accompanying consolidated statements of income, changes in shareholders' equity and cash flows are presented for each of the three years ended December 31, 2002, 2003 and 2004.

     Unless otherwise stated and except for share and per share information, amounts presented are in thousands of New Taiwan dollars (NT$).

     Basis of Consolidation

     The consolidated financial statements include the accounts of the Company and all of the aforementioned subsidiaries.

     All intercompany accounts and transactions have been eliminated and minority shareholders' interests in the equity and earnings of the subsidiaries are presented separately in the consolidated financial statements. The differences between the costs of investments and the proportionate equity in each subsidiary when the stocks were acquired are recorded as goodwill and are amortized over ten years.

     Use of Estimates

     The preparation of consolidated financial statements in conformity with ROC GAAP requires management to make estimates and judgments that affect the recorded amounts of assets, liabilities, revenues and expenses of the Company. The Company continually evaluates these estimates, including those related to allowances for doubtful accounts and sales allowances, inventories, useful lives of properties, long-term investment, goodwill, income tax valuation allowances, pension plans and the fair value of financial instruments. The Company bases its estimates on historical experience and other assumptions, which it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

     Current and Non-current Assets and Liabilities

     Current assets include cash or cash equivalents and other assets that are reasonably expected to be realized in cash, or to be consumed within one year from the balance sheet date. All other assets are classified as non-current assets.

     Current liabilities are liabilities which are reasonably expected to be liquidated within one year. All other liabilities are classified as non-current.

     Cash Equivalents

     The Company considers all highly liquid investments within an original maturity from date of purchase of three months or less to be cash equivalents.

     Short-term Investments

     Short-term investments are carried at cost less allowance for a decline in market value, if any.

     Sales of Accounts Receivable

     The following three conditions must be met before sales of accounts receivable are recorded:

     a. the accounts receivable have been legally isolated from the Company and its creditors;

     b. the transferees have obtained the right to pledge or exchange accounts receivable, either the transferred accounts receivable or beneficial interest in the transferred assets; and

     c. the transferor does not maintain effective control over the transferred accounts receivable through an agreement to repurchase or redeem them prior to maturity.

     If the three conditions are met, the difference between the proceeds and the face value of the accounts receivable is recognized as a loss on the sales of accounts receivable.

     Allowance for Doubtful Accounts

     Allowance for doubtful accounts is provided based on an analysis of the aging of accounts and an evaluation of the collectibility of receivables.

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

     Inventories

     Inventories are stated at the lower of the weighted average cost or market value. Unbilled processing charges incurred are included in finished goods and work in process and are stated at actual cost. Market value represents net realizable value for finished goods and work in process, and replacement costs for raw materials, supplies and spare parts.

     Materials received from customers for processing, mainly semiconductor wafers, are excluded from inventories as title and risk of loss remains with the customers.

     At the start of 2004, the Company elected to change its method of accounting for the costs of raw materials and supplies from the weighted-average method to the moving-average method, as the Company believes this provides a more precise measurement of the costs (Note 3).

     Long-term Investments in Shares of Stock

     Long-term investments of which the Company owns at least 20% of the outstanding voting shares and where the Company exercises significant influence over the investee company's operations are accounted for by the equity method. Under the equity method, the investments are initially carried at cost and subsequently adjusted for the Company's proportionate share in the net earnings or losses of the investee companies. Such proportionate share in the earnings or losses are recognized as investment income or losses while any cash dividends declared are reflected as a reduction in the carrying value of the investments. If an investor's share of the investee's losses exceeds the carrying amount of the investment, it is appropriate for the investor to continue to recognize investment loss by the investor's proportionate share and record a corresponding liability if the Company has an obligation to provide further financial support or if the investee's losses are considered temporary and a return to profitable operations appears to be assured. The goodwill representing the excess of the investment cost over the Company's proportionate equity in the fair value of the net assets of the investees at the time of investments or at the time the equity method of accounting is first applied to a particular investment, is amortized on the straight-line method over ten years.

     Changes in the Company's ownership percentage of investees under the equity method are accounted for as adjustments to long-term investments and a corresponding adjustment to the capital surplus account.

     Unrealized profits or losses arising from transactions with equity investees or between equity investees are offset against investment income or loss from long-term investments, based on percentage of ownership.

     When an impairment loss is determined to have occurred, the long-term investment recoverable amount is less than the carrying amount, and such loss in value is recorded as a nonoperating loss.

     Other investments over which the Company does not have significant influence are accounted for by the cost method.

     Properties

     Properties, except for leased equipment, are stated at cost. Equipment held under capital leases are recorded as an asset and an obligation at an amount equal to the lower of: (i) the present value at the beginning of the lease term of the minimum lease payments during the lease term (including the payment called for under any bargain purchase option); or (ii) fair value of the leased equipment at the inception of the lease. Machinery in transit, construction in progress and prepayments under construction are stated at cost. These include the cost of machinery, construction costs, down payments and other direct costs plus interest charges attributable to the borrowings used to finance the acquisitions of these assets. Major renewals and improvements are capitalized, while maintenance and repairs are expensed as incurred.

     Depreciation is computed using the straight-line method over estimated service lives which range as follows: long-term land leasehold rights, 53 to 60 years (lease period); buildings and improvements, 3 to 55 years; machinery and equipment, 3 to 8 years; furniture and fixtures, 2 to 15 years; transportation equipment, 3 to 8 years; and leased assets and leasehold improvements, 3 to 5 years. In the event that an asset which has been depreciated to its residual value is deemed to have a further useful life, the residual value is depreciated over its reestimated service life.

     The Company reviews properties for impairment and determines whether an event or change in facts and circumstances indicated that their carrying amount may not be recoverable. Recoverable amount is measured as the higher of net selling price and value in use. Upon recording of the impairment loss, the adjusted carrying amount of the assets becomes its new cost basis, which is depreciated or amortized over the remaining useful life of the assets. Impairment losses on properties are recorded as a non-operating expense.

     When properties are retired or disposed of, their costs and accumulated depreciation are removed from the accounts and any gain or loss is credited or charged to income.

     Deferred Charges

     Deferred charges are amortized as follows: tools, 2 years; license fees, 2 years; telecommunications, electrical, computer network systems, 5 years; bond issuance costs, 4 years; and others, 2 to 5 years.

     Goodwill

     Goodwill, as shown in the balance sheet, represents an amount arising from acquisitions or investments in the consolidated subsidiaries and is amortized over 10 years.

     If the carrying amount of goodwill is determined to exceed its recoverable amount, an impairment loss is recognized at an amount equal to that excess. Reversal of a previously recognized goodwill impairment loss is prohibited.

     Pension Cost

     Pension cost is recorded based on actuarial calculations (Note 17). Provisions for pension costs are accrued based on actuarially determined amounts which include service costs, interest, amortization of unrecognized net obligation and expected return on pension assets.

     An additional accrued pension cost must be recognized if the accumulated benefit obligation exceeds the fair value of plan assets. The debit is either to an asset-deferred pension cost or to a contra account of shareholders' equity entitled unrecognized pension cost. If the debit is less than unamortized balances of transition obligation, it is reported as an intangible asset. If the debit is greater than unamortized balances of transition obligation, the excess debit is reported as a contra account to shareholders' equity.

     Convertible Bonds

     Conversion of convertible bonds into common shares is accounted for by the book value method. Under this method, unamortized bond issuance costs and accrued interest which is no longer payable, together with the carrying amount of converted bonds are written off, and the common shares issued are recorded at their par value, and any excess is recorded as capital surplus.

     Stock Option Compensation

     All stock-based compensation for awards granted or modified after January 1, 2004 should be accounted for in conformity with the related Interpretations of the Accounting Research and Development Foundation
     (ARDF) in the ROC. The compensation cost is measured based on the intrinsic value method and accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. The intrinsic value of the shares is recognized as expense over the requisite service or vesting period.

     Treasury Stock

     The Company's shares held by its subsidiaries are accounted for as treasury stock and, accordingly, the cost of such shares are reclassified from long-term investments to treasury stock on consolidation.

     Shipping and Handling Costs

     Shipping and handling costs for goods sold are recorded as selling expense.

     Revenue Recognition

     Revenues from semiconductor packaging services that the Company provides are recognized upon shipment. Revenues from semiconductor testing services that the Company provides are recognized upon completion of the services. The Company does not take ownership of: (i) bare semiconductor wafers received from customers that the Company packages into finished semiconductors and (ii) packaged semiconductors received from customers that the Company tests as to whether they meet certain performance specifications. The title and risk of loss remains with the customer for those bare semiconductors and/or packaged semiconductors. Accordingly, the cost of customer-supplied semiconductor materials is not included in the accompanying consolidated financial statements. Other criteria that the Company uses to determine when to recognize revenue are: (i) existence of persuasive evidence of the services provided, (ii) the selling price is fixed or determinable and (iii) collectibility is reasonably assured. The Company does not provide warranties to its customers except in the case where a defect in the packaging services provided or deficiencies in testing services provided has occured. An appropriate sales allowance, based on historical experience, is recognized in the period of the sale.

     Income Tax

     Tax effects of deductible temporary differences, unused tax credits and operating loss carryforwards are recognized as deferred income tax assets, and taxable temporary differences are recognized as deferred income tax liabilities. A valuation allowance is provided for deferred income tax assets based on their estimated realizability.

     Tax credits of the Company from investments in machinery and equipment, research and development and employees' training costs are recognized in the year in which they are acquired and expended.

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

     The financial statements of the foreign subsidiaries are translated into N.T. dollars at the following rates: assets and liabilities, current rate; and income and expenses, average exchange rate during the year. The net resulting translation adjustment is reported as a separate component of shareholders' equity.

     Derivative Financial Instruments

     a.   Forward exchange contracts

          Forward exchange contracts, which the company enters into as an economic hedge of foreign-currency denominated assets or liabilities, are initially recorded in New Taiwan dollars at the spot rates on the date of each forward contract. The differences between spot rates and forward rates are amortized over the period of each forward contract and recognized as gains or losses. On the balance sheet date, balances of forward exchange contracts are restated at the prevailing exchange rates and the resulting adjustments are credited or charged to income. Any resulting gain or loss upon settlement is credited or charged to income in the year of settlement.

          For outstanding forward contracts as of the balance sheet date, the related receivables and payables are netted out, and the resulting balance is presented as a current asset or liability.

     b.   Option contracts

          The premiums received, if any, from sale of option contracts entered into for hedging purposes are recorded as income. The premiums paid, if any, for purchase of option contracts entered into for hedging purposes are recorded as expenses. Gains or losses upon settlement are credited or charged to income. At period-end, outstanding written option contracts and cross-currency swap contracts are marked to market, and the resulting gains or losses are recorded to income and the offset is recognized as an asset or liability, as appropriate, with the exception of options entered into as a cash flow hedge, which the Company has deemed to be effective. Any gain or loss calculated on cash flow hedges as of the balance sheet date are initially recorded as a separate component of shareholders' equity and subsequently reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings.

     c.   Interest rate swap contracts

          Interest rate swap contracts entered into to limit the impact of interest rate fluctuations on certain long-term debt are not recorded as assets or liabilities on the contract date. The difference between fixed and variable rates to be paid or received on swaps is accrued as an interest rate change based on the contracts and is included in current interest income or expense.

     d.   Cross-currency swap contracts

          The Company enters into cross-currency swap contracts in order to manage their exposure to exchange rate fluctuations on foreign-currency denominated assets and liabilities. The principal amount is recorded at spot rates on the contract date. The difference in interest between the contract starting date rate and the rate on each settlement date or the balance sheet date is recorded as an adjustment to the interest income or expense associated with the hedged items. The differences in the New Taiwan dollar amounts translated using the spot rates on the contract starting date and the amounts translated using the contracted forward rate are amortized over the terms of the contracts using the straight-line method.

          At the end of each year, the receivables or payables arising from outstanding cross-currency swap contracts are restated at prevailing spot rates and the difference is charged to income. In addition, the receivables and payables under the contracts are presented on a net basis as either an asset or a liability.

     Recent Accounting Pronouncements

     In December 2003, the ROC ARDF issued SFAS No. 34 "Accounting for Financial Instruments", which will be required to be applied by the Company from January 1, 2006. SFAS No. 34 will require the Company to classify all financial instruments, excluding limited financial instruments specified by SFAS No. 34, as either trading, available-for-sale or held-to-maturity. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses charged to earnings in the current period. Debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity. Additionally, SFAS No. 34 will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is designated as a hedge, depending on the nature of the hedge, changes in the fair value of the derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings, or recognized in a separate component of shareholders' equity until the hedged item is recognized in earnings. The change in a derivative's fair value attributable to the ineffective portion of a hedge, if any, will be immediately recognized in earnings.

     In December 2004, ARDF revised SFAS No. 7 "Consolidated Financial Statements", which will be adopted by the Company on January 1, 2005. Revised SFAS No. 7 will require the Company to consolidate all investees under the control of the Company. Control is not only presumed to exist when a company holds more than half of the voting interests or rights in an investee but may be deemed to exist if certain criteria established by revised SFAS No.7 are met.

     U.S. Dollar Amounts

     The Company prepares its consolidated financial statements in New Taiwan dollars. A translation of the 2004 financial statements into U.S. dollars is included solely for the convenience of the reader, and has been based on the U.S. Federal Reserve Bank of New York noon buying rate of NT$31.74 to US$1.00 in effect at December 31, 2004. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

3.   CHANGE IN ACCOUNTING PRINCIPLE

     The Company introduced enterprise resource planning (ERP) as part of its strategy to enhance operations to enhance its competitiveness as well as strengthen internal management and integrate resources. Thus, at the start of 2004, the Company decided to change its method for pricing raw materials and supplies from the weighted-average method to the moving-average method. The cumulative effect of this accounting change resulted in a decrease of the 2004 net income by NT$26,844 thousand and in earnings per share by $0.01. The pro forma effects of this change in accounting principle on the 2002 and 2003 net income were immaterial.

     On December 31, 2004, the Company adopted ROC SFAS No. 35. The adoption of ROC SFAS No. 35 resulted in the decrease in the balance of long-term investment and goodwill by NT$512,000 thousand (US$16,131 thousand) and NT$1,950,097 thousand (US$61,440 thousand), respectively.

4.   CASH AND CASH EQUIVALENTS

                                                                    December 31
                                                 --------------------------------------------------
                                                      2003                       2004
                                                 ---------------   --------------------------------
                                                      NT$               NT$              US$

     Cash on hand                                          3,255             7,234              228
     Checking accounts and current deposit             5,467,730         5,295,088          166,827
     Time deposits                                     2,813,006           471,461           14,854
     Cash equivalents                                     92,727           201,001            6,333
     Cash in transit                                     185,707               319               10
                                                 ---------------   ---------------   --------------
                                                       8,562,425         5,975,103          188,252
                                                 ===============   ===============   ==============

     As of December 31, 2004, foreign deposits consisted of the following:

                                                                                         NT$

     USA (U.S. dollars $12,249 thousand)                                                    390,940
     Hong Kong (U.S. dollars $53,431 thousand)                                            1,705,366
     Malaysia (Malaysia Ringgits $59,763 thousand)                                          501,963
     Singapore (Singapore dollars $1,348 thousand and U.S. dollars $5,204 thousand)         192,457
     Japan (Japanese yen $457,261 thousand)                                                 140,973
     China-Shanghai (U.S. dollars $2,963 thousand and China Yuan Renminbi
       $13,014 thousand)                                                                    144,772
     Korea (U.S. dollars $96 thousand and Korea Won $12,263 thousand)                         3,465
                                                                                     --------------
                                                                                          3,079,936
                                                                                     ==============

5.   SHORT-TERM INVESTMENTS

                                                                    December 31
                                                 --------------------------------------------------
                                                      2003                       2004
                                                 ---------------   --------------------------------
                                                      NT$               NT$              US$

     Mutual funds                                      3,012,264         3,196,210          100,700
     Stocks                                                6,025             5,660              178
     Convertible bonds                                       391                 -                -
                                                 ---------------   ---------------   --------------
                                                       3,018,680         3,201,870          100,878
     Allowance for loss                                     (901)           (7,687)            (242)
                                                 ---------------   ---------------   --------------
                                                       3,017,779         3,194,183          100,636
                                                 ===============   ===============   ==============

6.   ACCOUNTS RECEIVABLE

                                                                    December 31
                                                 --------------------------------------------------
                                                      2003                       2004
                                                 ---------------   --------------------------------
                                                      NT$               NT$              US$

     Accounts receivable                              13,180,553        14,086,199          443,799
     Allowance for doubtful accounts                    (337,311)         (430,822)         (13,573)
     Allowance for sales allowances                      (45,107)          (68,742)          (2,166)
                                                 ---------------   ---------------   --------------
                                                      12,798,135        13,586,635          428,060
                                                 ===============   ===============   ==============

     The change in allowance for doubtful accounts and sales allowances are as follows:

                                                   Doubtful            Sales
                                                   Accounts        Allowances
                                              ---------------   ---------------
                                                     NT$               NT$

     Balance, beginning of 2002                       286,476            53,626
     Additions                                         67,567            18,256
     Deductions                                       (53,330)          (28,833)
                                              ---------------   ---------------
     Balance, end of 2002                             300,713            43,049
     Additions                                         95,853           111,165
     Deductions                                       (59,255)         (109,107)
                                              ---------------   ---------------
     Balance, end of 2003                             337,311            45,107
     Additions                                         98,597            52,761
     Deductions                                        (5,086)          (29,126)
                                              ---------------   ---------------
     Balance, end of 2004                             430,822            68,742
                                              ===============   ===============

                                                   US$               US$

     Balance, beginning of 2004                        10,627             1,421
     Additions                                          3,106             1,663
     Deductions                                          (160)             (918)
                                              ---------------   ---------------
     Balance, end of 2004                              13,573             2,166
                                              ===============   ===============

     In 2004, the Company sold to a bank account receivables amounting to NT$2,082,278 thousand (US$65,604 thousand). Under the terms of the contract, the Company may sell up to an aggregate amount of outstanding receivables of US$80,000 thousand and must pay certain financing costs and remains responsible for handling any commercial disputes that may arise in relation to the sold receivables.

7.   INVENTORIES

                                                                    December 31
                                                 --------------------------------------------------
                                                      2003                       2004
                                                 ---------------   --------------------------------
                                                      NT$               NT$              US$

     Raw materials                                     3,365,079         6,478,395          204,108
     General supplies and spare parts                    573,240           841,635           26,517
     Work in process                                     637,692         1,357,634           42,773
     Finished goods                                      399,699           602,417           18,980
     Supplies in transit                                  29,620           362,579           11,423
                                                 ---------------   ---------------   --------------
                                                       5,005,330         9,642,660          303,801
     Allowance for obsolescence                         (313,559)         (205,403)          (6,471)
                                                 ---------------   ---------------   --------------
                                                       4,691,771         9,437,257          297,330
                                                 ===============   ===============   ==============

     The movement of allowance for obsolescence is as follows:

                                                                    NT$

     Balance, beginning of 2002                                        220,548
     Additions                                                          34,379
     Deductions                                                        (42,170)
                                                               ---------------
     Balance, end of 2002                                              212,757
     Additions                                                         240,844
     Deductions                                                       (140,042)
                                                               ---------------
     Balance, end of 2003                                              313,559
     Additions                                                          75,842
     Deductions                                                       (183,998)
                                                               ---------------
     Balance, end of 2004                                              205,403
                                                               ===============

                                                                    US$

     Balance, beginning of 2004                                          9,879
     Additions                                                           2,389
     Deductions                                                         (5,797)
                                                               ---------------
     Balance, end of 2004                                                6,471
                                                               ===============

8.   LONG-TERM INVESTMENTS AND DEFERRED CREDIT

                                                                                        December 31
                                                                 --------------------------------------------------------
                                                                        2003                       2004
                                                                 --------------------   ---------------------------------
                                                                                % of                                % of
                                                                               Direct                              Direct
                                                                               Owner-                              Owner-
                                                                     NT$        ship         NT$          US$       ship
     Equity method

     Common stock
       Universal Scientific Industrial Co., Ltd. (Note 10)          3,342,455     23.6     2,741,808        86,383    23.3
       Hung Ching Development & Construction Co.                    1,012,399     26.4       708,992        22,337    26.4
       Hung Ching Kwan Co.                                            406,131     27.3       345,280        10,878    27.3
       Inprocomm, Inc.                                                  7,678     32.1             -             -    32.1
       Universal Access Technology Inc.                                     -     25.0             -             -     -
     Preferred stock
       Intergrated Programmable Communication, Inc.                    52,599     30.0        38,358         1,209    26.5
                                                                 ------------           ------------   -----------
                                                                    4,821,262              3,834,438       120,807
     Unrealized gain on sale of land                                 (300,149)              (300,149)       (9,456)
                                                                 ------------           ------------   -----------
                                                                    4,521,113              3,534,289       111,351
                                                                 ------------           ------------   -----------
     Cost method

     Taiwan Fixed Network Co., Ltd.                                 1,500,000      1.6     1,050,000        33,081     1.1
     H&HH Venture Investment Corporation                                    -      -          50,000         1,576    13.2
     InveStar Burgeon Venture Capital, Inc.                            83,228     13.0        36,886         1,162    13.0
     Global Strategic Investment, Inc.                                 67,940      2.5        63,834         2,011     2.5
     Digital Communications International Inc.                         50,167     15.0        47,135         1,485    15.0
     UC Fund II                                                        33,970      -          31,917         1,006     -
     Crimson@Velocity Fund, L.P.                                       21,237      -          43,302         1,364     -
                                                                 ------------           ------------   -----------
                                                                    1,756,542              1,323,074        41,685
                                                                 ------------           ------------   -----------
                                                                                                                         (Continued)

                                                                                        December 31
                                                                 --------------------------------------------------------
                                                                        2003                       2004
                                                                 --------------------   ---------------------------------
                                                                                % of                                % of
                                                                               Direct                              Direct
                                                                               Owner-                              Owner-
                                                                     NT$        ship         NT$          US$       ship

     Prepaid for long-term investments - ASE-Compeq
        Technologies, Inc.                                             12,000                      -             -
                                                                 ------------           ------------   -----------
     Other long-term investment - Asset Backed Security                50,000                 50,000         1,575
                                                                 ------------           ------------   -----------
     Other financial assets                                             3,140                      -             -
                                                                 ------------           ------------   -----------

                                                                    6,342,795              4,907,363       154,611
                                                                 ============           ============   ===========

     Deferred credits of long-term investments - included in
      other Liabilities
       Inprocomm, Inc.                                                      -                 30,147           950    32.1
                                                                 ============           ============   ===========

     From February 1999 to April 2000, the Company acquired shares of Universal Scientific Industrial Co., Ltd. ("USI") from the open market on the Taiwan Stock Exchange. As of December 31, 2004, the Company had an accumulated total investment cost of NT$3,838,368 thousand (US$120,931 thousand). USI is engaged in the manufacturing, processing and sale of computer peripherals, integrated circuits, electrical parts, personal computers and related accessories. USI declared stock and cash dividends in 2004 for NT$0.20 and NT$0.50 per share, respectively. As of December 31, 2004, the market value of the shares held in USI totaled NT$1,999,250 thousand (US$62,988 thousand). The difference between the investment balance and the Company's share in the net equity of USI is attributable to goodwill.

     During the year ended December 31, 2004, the Company recorded an impairment loss of NT$512,000 thousand (US$16,131 thousand) on its investment in USI, based on the difference between the calculated recoverable amount and the book value of the investment.

     From March 1995 to February 1999, the Company acquired shares of Hung Ching Development & Construction Co. ("HCDC") from the stock market. As of December 31, 2004, the Company had an accumulated total investment cost of NT$2,845,913 thousand (US$89,663 thousand). HCDC is engaged in the development and management of commercial, residential and industrial real estate properties in Taiwan. As of December 31, 2004, the market value of the shares held in HCDC totaled NT$698,537 thousand (US$22,008 thousand).

     The Company acquired its 27.3% equity interest in Hung Ching Kwan Co. ("HCKC") in 1992 by transferring to HCKC a parcel of land as an investment in HCKC at an agreed value of NT$390,470 thousand. The resulting gain of NT$300,149 thousand (US$9,456 thousand), which represents the excess of such value over the cost of the land plus land value increment tax, has been deferred until the disposal of this investment. As of December 31, 2004, the Company had a 44.1% effective interest in HCKC, which consisted of 27.3% interest directly owned by the Company, and 16.8% interest indirectly owned through HCDC (based on HCDC's 63.5% interest in HCKC).

     The Company invested in Inprocomm, Inc. ("Inprocomm") in May 2003 with capital of NT$52,000 thousand and directly acquired its 32.1% equity interest. In addition, USI and Global Strategic Investment, Inc. have 17.3% and 8.6% equity interests in Inprocomm, respectively. Inprocomm is engaged in the design of semiconductors for wireless communication applications. As of December 31, 2004, the accumulated loss of Inprocomm was NT$255,917 thousand (US$8,063 thousand).

     The Company invested in Universal Access Technology Inc. ("UAT") in December 2000 and directly acquired its 25.0% equity interest. In addition, HCDC and USI have 10.0% and 25.0% equity interest in UAT, respectively. Accordingly, as of December 31, 2003, the Company had a 33.3% effective interest in UAT. UAT received approval to dissolve as of July 8, 2003 and was liquidated as of December 31, 2003.

     In December 2000, the Company invested in convertible preferred stock issued by Intergrated Programmable Communication, Inc. ("IPC"). As of December 31, 2004, the Company and its subsidiary, Grand Innovation Co., Ltd., have made total investments of US$5.2 million and own a 26.5% stake in IPC. In addition, USI holds a 16% equity interest in IPC. IPC is engaged in the design of semiconductors for wireless communication applications.

     The Company recorded net investment losses of NT$410,348 thousand in 2002, NT$240,656 thousand in 2003 and NT$394,995 thousand (US$12,445 thousand) in 2004, respectively, from its investments in the aforementioned equity-method investees.

     In 2003 and 2004, the cumulative translation adjustments for investment in foreign companies decreased by NT$287,422 thousand and NT$919,220 thousand (US$28,961 thousand), respectively.

9.   PROPERTIES

     Accumulated depreciation consists of:

                                                                    December 31
                                                 --------------------------------------------------
                                                      2003                       2004
                                                 ---------------   --------------------------------
                                                      NT$               NT$              US$

     Buildings and improvements                        3,734,503         5,228,222          164,720
     Machinery and equipment                          42,959,968        51,913,680        1,635,592
     Transportation equipment                             66,463            71,911            2,266
     Furniture and fixtures                            1,044,699         1,503,129           47,358
     Leased assets and leasehold improvements            466,688           399,432           12,584
     Long-term land leasehold rights                       9,614            10,038              316
                                                 ---------------   ---------------   --------------

                                                      48,281,935        59,126,412        1,862,836
                                                 ===============   ===============   ==============

     Certain machinery and equipment related to the testing business of ASE Test and ISE Labs were impaired during 2002. As a result, an impairment loss of NT$1,225,555 thousand was recognized and included in non-operating expenses in 2002.

     Interest capitalized and included as cost of properties amounted to NT$145,985 thousand, NT$149,051 thousand and NT$298,062 thousand (US$9,391 thousand) for the years ended December 31, 2002, 2003 and 2004, respectively.

     Machinery in transit pertains to the purchase of packaging, testing and substrate equipment that has been received but is not ready for use. Prepayments are payments made to purchase machinery with non-cancellable purchase orders.

     Machinery in transit and prepayments consist of the following:

                                                                    December 31
                                                 --------------------------------------------------
                                                      2003                       2004
                                                 ---------------   --------------------------------
                                                      NT$               NT$              US$

     Bonders                                             457,944         1,148,272           36,177
     Testers                                           2,726,211         2,015,784           63,509
     Bumping                                             833,639         2,206,403           69,515
     Flip Chip                                           503,225         1,028,663           32,409
     Substrate                                            19,640         3,213,956          101,259
     Others                                            1,652,954         4,949,156          155,929
                                                 ---------------   ---------------   --------------
                                                       6,193,613        14,562,234          458,798
                                                 ===============   ===============   ==============

10.  GOODWILL

     These represent goodwill arising from the purchases of:

                                                                    December 31
                                                 --------------------------------------------------
                                                      2003                       2004
                                                 ---------------   --------------------------------
                                                      NT$               NT$              US$

     ASE Chung Li shares                                       -         1,068,681           33,670
     ASE Material shares                                       -           473,022           14,903
     ASE Test shares                                   2,212,135           725,015           22,842
     ISE Labs shares                                   2,113,500           817,443           25,754
     ASE Korea shares                                    270,599           209,249            6,593
     ASE Japan shares                                          -            25,732              811
     ASE (U.S.) shares                                         -            17,234              543
                                                 ---------------   ---------------   --------------
                                                       4,596,234         3,336,376          105,116
                                                 ===============   ===============   ==============

     Amortization of goodwill is reflected in general and administrative expenses in the consolidated statement of income and was NT$815,573 thousand, NT$819,253 thousand and NT$877,582 thousand (US$27,649 thousand) for the years ended December 31, 2002, 2003 and 2004, respectively. The Company adopted ROC SFAS No. 35 "Impairment of Assets" on December 31, 2004, and recognized an impairment loss on goodwill of NT$1,950,097 thousand (US$61,440 thousand), which was determined based on the amount by which the carrying amount of the cash-generating unit exceeded its recoverable amount. In testing a cash-generating unit for impairment, the Company identified the goodwill related to ASE Test and ISE Labs. The recoverable amount was determined by the Company based on the "value-in-use" of ASE Test and ISE Labs, which was determined based on estimated cash flows, discounted at rate of 9.58%.

11.  SHORT-TERM BORROWINGS

                                                                            December 31
                                              ----------------------------------------------------------------------------
                                                            2003                                 2004
                                              ------------------------------  --------------------------------------------
                                               Interest                        Interest
                                                Rate (%)           NT$          Rate (%)           NT$             US$

     Letters of credit                         0.86-3.60          2,967,178    0.60-3.41            604,770         19,054
     Revolving                                 1.32-6.00          2,081,052    1.50-7.00          3,128,663         98,571
                                                             --------------                  --------------   ------------
                                                                  5,048,230                       3,733,433        117,625
                                                             ==============                  ==============   ============

     As of December 31, 2004, unused credit lines for short-term borrowings, including commercial paper and bank acceptances, totaled approximately NT$12,877,000 thousand (US$405,703 thousand).

12.  COMMERCIAL PAPER AND BANK ACCEPTANCES PAYABLE

                                                                    December 31
                                                 --------------------------------------------------
                                                      2003                       2004
                                                 ---------------   --------------------------------
                                                      NT$               NT$              US$

     Commercial paper and bank acceptances
       payable - interest at 1.10%-2.35% in
       2003 and 1.24%-1.52% in 2004                    1,077,000           910,000           28,670
     Less:  Unamortized discount                           1,035             1,184               37
                                                 ---------------   ---------------   --------------
                                                       1,075,965           908,816           28,633
                                                 ===============   ===============   ==============

     As of December 31, 2004, the guarantee/acceptance agencies were Fubon Bills Finance Co., China Bills Finance Corporation, E.Sun Bills Finance Corp., China Trust Bills Finance Corporation, Taiwan Finance Corporation, International Bills Finance Corporation and Dah Chung Bills Finance Corp. The commercial paper and bank acceptances payable are due from January 2005 to March 2005.

13.  LONG-TERM BONDS PAYABLE

                                                                    December 31
                                                 --------------------------------------------------
                                                      2003                       2004
                                                 ---------------   --------------------------------
                                                      NT$               NT$              US$


     Foreign convertible bonds                         6,794,000         6,383,400          201,115
     Accrued interest                                     67,232           307,182            9,678
                                                 ---------------  ----------------  ---------------
                                                       6,861,232         6,690,582          210,793
     Domestic secured bonds                                    -         2,750,000           86,642
                                                 ---------------   ---------------   --------------
                                                       6,861,232         9,440,582          297,435
                                                 ===============   ===============   ==============

     Information on the long-term bonds payable is as follows:

     a.   Foreign convertible bonds

          In September 2003, the Company issued US$200,000 thousand of unsecured zero coupon convertible bonds due September 2008, consisting of 200,000 units with face values of US$1,000 each. The bonds have an implied interest rate of 3.75%.

          From the date 31 days after issuance through the date 10 days before the due date, the bondholders have the right to convert the bonds into the Company's common shares or ADS at the specified conversion price. The conversion rate is based on the current market price at the time of sale.

          The Company may redeem the bonds at the redemption price if:

          1) On or at any time after September 2007, the closing price of the common shares for a period of 20 consecutive trading days is higher than 130% of the conversion price (NT$35.53 per share at December 31, 2004) in effect on each such trading day, and

          2) at least 90% of the bonds have already been converted, redeemed, or purchased and cancelled.

          3) If the applicable tax law is unfavorably changed, the Company may redeem at any time all, but not some, of the bonds.

          In November 1997, the Company issued US$200.0 million of zero coupon convertible bonds due November 2002. Except for US$1.0 million aggregate principal amount of convertible bonds that were converted into 355,086 common shares during 2001, the remaining US$199.0 million aggregate principal amount of the outstanding bonds were repurchased from the open market and cancelled in 2001 and 2002. During 2002, the Company repurchased US$68.0 million in aggregate principal amount of the outstanding bonds from the open market with payments of NT$3,242,110 thousand, which resulted in an extraordinary loss of NT$34,613 thousand (net of income tax benefit of NT$11,538 thousand).

     b.   Domestic secured bonds

          In January 2004, the Company issued NT$2.75 billion in domestic secured bonds, due in January 2009. The bonds consisted of 275 units with par value of NT$10 million and repayable in January 2008 and 2009 in two equal payments. The interest, payable semiannually, was 3.6% in 2004. The bank has guaranteed the bonds and has the right to redeem the bonds early in the event the Company violates certain provisions of the bond agreement.

     c.   Foreign convertible notes - issued by ASE Test Finance

          In June 1999, ASE Test, in connection with the acquisitions of ISE Labs and Motorola's Semiconductor Products Sector Business in Taiwan and Korea, issued US$160.0 million of 1% guaranteed convertible bonds due July 1, 2004 through its subsidiary, ASE Test Finance. The Company subscribed US$50.0 million of the convertible bonds and, accordingly, the net balance of US$110,111 thousand is recorded in the accompanying balance sheet as of December 31, 2002. On August 19, 2003, ASE Test Finance redeemed and cancelled the total outstanding convertible notes with payments of NT$4,908,389 thousand, which resulted in an extraordinary loss of NT$75,668 thousand.

          Under ROC GAAP, the loss of NT$75,668 thousand was as a result of the early redemption and cancellation of the convertible notes and was recorded as an extraordinary loss. Under U.S. GAAP, the loss would not qualify as extraordinary and would have been included in other expenses.

14.  LONG-TERM DEBTS

     Long-term debts consist of the following:

                                                                    December 31
                                                 --------------------------------------------------
                                                      2003                       2004
                                                 ---------------   --------------------------------
                                                      NT$               NT$              US$

     Mortgage bank loans for purchase of
       building and machinery                          6,266,559         3,877,982          122,180
     Acceptances payable                                 874,798         3,882,903          122,334
     Revolving bank loans                             13,440,020        20,496,874          645,774
     Bank loans secured by assets                      2,025,672         3,645,659          114,860
     Letters of credit loans for purchase of
       materials and machinery                         1,662,152         2,212,251           69,699
     Loans for redemption of convertible bond          5,095,500         4,787,550          150,837
                                                 ---------------   ---------------   --------------
                                                      29,364,701        38,903,219        1,225,684
     Current portion                                  (5,491,389)       (2,011,673)         (63,380)
                                                 ---------------   ---------------  ---------------
                                                      23,873,312        36,891,546        1,162,304
                                                 ===============   ===============   ==============

     a.   Mortgage bank loans for purchase of building and machinery

          Mortgage bank loans obtained by the Company and ASE Test, Inc. are repayable in quarterly or semi-annual installments, as well as in a lump sum payment at maturity. The effective interest rates on the loans ranged from 1.82% to 7.92% in 2003 and 2.57% to 7.92% in 2004, respectively.

          In November 2000 a subsidiary, ASE Chung Li, obtained a syndicated bank loan of NT$4.0 billion in order to finance the expansion of factory buildings. Upon completing its merger with ASE Chung Li, the Company assumed all of the rights and obligations of ASE Chung Li. The agreements require, among other things, the following:

          1) Without the prior written consent from the majority of the syndicate banks, the Company may not:

               a) guarantee, or assume direct or indirect liabilities of other parties, in excess of 50% of the Company's net worth;

               b) merge or combine with any other entity, unless the Company is the surviving entity, and the merger or combination will unfavorably affect the Company's financial condition;

               c) sell, lease or transfer operating assets in excess of 20% of the Company's total assets, unless the transfer of an account receivable to a financial institution is for the increase in working capital;

               d) pledge its assets in excess of NT$100,000 thousand outside the normal course of business;

               e)   provide financing to any other entity;

               f)   make other investments in excess of NT$200,000 thousand;

               g) invest in any other entity which may be presumed by the syndicated bank to unfavorably impact the Company's financial condition;

               h) stop or revise the plan on expanding factory buildings in Chung Li if the stoppage or revision will be unfavorable to the Company;

               i)   dispose of the assets pledged under this agreement; and

               j) make changes in the Company's operating items and plans that will be unfavorable to the Company.

          2) The Company's tangible net worth, as defined in a loan agreement, should not be less than NT$38.0 billion.

          3)   The Company should maintain certain financial ratios.

          Mortgage bank loans for purchase of machinery amount of NT$1,074,184 thousand (US$33,843 thousand) are due within one year and the Company has received permission from the relevant banks to refinance these loans or obtain a new long-term credit line to repay these loans.

     b.   Acceptance payables

                                                                    December 31
                                                 --------------------------------------------------
                                                      2003                       2004
                                                 ---------------   --------------------------------
                                                      NT$               NT$              US$

         Acceptance payables                             875,000         3,900,000          122,873
         Unamortized discounts                              (202)          (17,097)            (539)
                                                 ---------------   ---------------   --------------
                                                         874,798         3,882,903          122,334
                                                 ===============   ===============   ==============

         Interest rate                                1.03%-1.10%      1.238%-2.75%

          The acceptance payable with a credit line of NT$820 million stipulates, among other things, the following:

          1) Unless there is a written consent from the majority of the syndicate banks, the Company cannot pledge its assets, assume liabilities or dispose of assets in excess of 20% of its total assets, unless the transaction involves a transfer of assets between affiliates;

          2) Unless there is a written consent from the majority of the syndicate banks, the Company cannot (a) merge with any other entity or (b) split up according to the Company law, and (c) make investments of more than NT$2.5 billion starting from the day after the agreement date. (an exception was the Company's joint venture agreement with Compeq to establish ASE-Compeq Technologies, Inc.; total investment under the joint venture agreement were not more than NT$5.0 billion); (d) acquire major assets of another entity (except if the investment is in a subsidiary that existed before the bank acceptance agreement; the Company is the survivor entity of any merger, or if the merger with subsidiaries will not harm the Company's operations, financial condition or ability to meet the terms of the bank acceptance agreement);

          3) The Company's tangible net worth should not be less than NT$38.0 billion; and

          4)   The Company should maintain certain financial ratios.

          Acceptances payable of NT$1,080,000 thousand (US$34,026 thousand) is due for repayment by September 2005. The Company has obtained a new long-term credit line to make the repayment.

     c.   Revolving bank loans

                                                                                          December 31
                                                                       --------------------------------------------------
                                                                            2003                       2004
                                                                       ---------------   --------------------------------
                                                                            NT$               NT$              US$

         Syndicated bank loan - effective interest rate was
           2.15%-2.53% in 2003 and 2.14%-2.30% in 2004
            ASE                                                               8,050,000        12,398,077          390,614
         Revolving credit lines due February 2005 to June 2008
           -effective interest rate was 1.45%-5.50% in 2003
           and 1.60%-3.35% in 2004
            ASE                                                               3,513,760         3,669,005          115,596
            Others                                                            1,876,260         4,429,792          139,564
                                                                        ---------------   ---------------   --------------
                                                                             13,440,020        20,496,874          645,774
                                                                        ===============   ===============   ==============

         The syndicated bank loan of NT$7.0 billion is repayable in three semi-annual installments from December 2004 to December 2005. The Company made an early payment in the amount of NT$3.35 billion in October 2003, repaid NT$1.252 billion in December 2004 and as a result there was an outstanding balance of NT$2.398 billion as of December 31, 2004, which is repayable in accordance with the original payment schedule.

         The second syndicated bank loan of NT$7.0 billion outstanding as of December 31, 2004 (including NT$5.0 billion revolving bank loan and NT$2.0 billion acceptances payable) was repayable in seven semi-annual installments from September 2005 to September 2008. A third syndicated bank loan totaled NT$5.0 billion as of December 31, 2004 and is repayable in five semi-annual installments from December 2007 to December 2009.

         The loan agreement's covenants specify the following:

          1) Without the prior written consent from the majority of the banks, the Company should not:

               a) pledge its assets, assume liabilities or dispose of assets in excess of 20% of total assets, unless the transaction involves a transfer of assets between affiliates; and

               b) merge with any other entity or make investments in excess of NT$2.5 billion or acquire material assets from another entity.

          2) The Company's tangible net worth, as defined in a loan agreement, should not be less than NT$45.0 billion; and

          3)   The Company should maintain certain financial ratios.

          As of December 31, 2004, the revolving bank loan of NT$4,158,077 thousand (US$131,004 thousand) was due before the end of 2005. The Company has received permission from the banks concerned to refinance these loans or obtain a new long-term credit line to repay these loans.

     d.   Bank loans secured by assets

          These include various bank loans obtained by ASE Korea which are secured by ASE Korea's land, buildings and improvements, and machinery and equipment, which totaled NT$4,273,830 thousand (US$134,651 thousand) as of December 31, 2004. The loans are repayable in annual installments which are due 2008 and bear interest from 3.15% to 3.87% in 2003 and 1.88% to 4.68% in 2004, respectively.

     e.   Letters of credit loans for purchase of materials and machinery

          These represent various bank loans obtained by the Company with original terms of one year or less, due from January 2005 through June 2005 with interest rates ranging from 0.83% to 1.61% in 2003 and 2.13% to 5.02% in 2004. From October 2004 to January 2005, the Company obtained new credit lines to repay these letters of credit loans, which are due from January 2007 to July 2010.

     f.   Loans for redemption of convertible bonds

          The loan obtained in 2003 by ASE Test Finance, specifically for the purpose of redeeming the convertible bonds issued in 1999 (Note 13), is repayable in semi-annual installments starting June 2005 to June 2008 and bears interest at 2.27% in 2003 and 3.63% in 2004. The Company and its subsidiaries ASE Test and ASE Test, Inc. provided guarantees for ASE Test Finance's payment obligations under the facility. Under the guarantees, ASE Test is required to maintain certain financial ratios and the tangible net worth of ASE Test shall not be less than US$400 million at any time.

          The abovementioned bank loan contracts have variable interest rates and are subject to adjustments by banks or changes in prime rate. In addition, several of the loan agreements have default provisions, whereby a default under one debt agreement may also trigger cross-defaults under other debt agreements.

          As of December 31, 2004, unused long-term bank facilities approximated NT$1,793,000 thousand (US$56,112 thousand).

     As of December 31, 2004, the maturities of long-term bonds payable and long-term bank loans were as follows:

                                                        Amount
                                            --------------------------------
                                                  NT$              US$

     Within the following year                    2,011,673           63,380
     During the second year                      16,629,629          523,933
     During the third year                        8,675,985          273,345
     During the fourth year                      16,245,278          511,824
     During the fifth year and thereafter         4,781,236          150,637
                                            ---------------   --------------
                                                 48,343,801        1,523,119
                                            ===============   ==============

     Long-term bonds payable and long-term bank loans by currencies are detailed as follows:

                                                   December 31
                                         -------------------------------
                                               2003             2004

     New Taiwan dollars                  NT$ 18,052,221   NT$ 27,775,646
     U.S. dollars                        US$    519,805   US$    629,329
     Japanese yen                        Yen  1,622,970   Yen    800,000
     China Yuan Renminbi                 RMB          -   RMB     61,000

15.  LONG-TERM PAYABLE FOR INVESTMENT

     In July 1999, the Company and ASE Test purchased equity interests of 70.0% and 30.0%, respectively, in the Motorola's Semiconductor Products Sector Businesses in Taiwan and Korea held through ASE Chung Li and ASE Korea, respectively. Both ASE Chung Li and ASE Korea are engaged in the packaging and testing of semiconductors. The total purchase price was approximately US$350.1 million. As of December 31, 2001, US$246.8 million had been paid to Motorola and the remaining amount of US$103.3 million and accrued interest were to be paid within the following three years. In addition, a portion of the purchase price, payable for investment US$23,333 thousand and accrued interest US$4,486 thousand, was not paid because payment was contingent upon achieving certain targets of revenue from the packaging and testing services provided to Motorola, which were not met. In June 2002, the Company and Motorola re-negotiated the agreement with respect to the payment terms and the contingent payments. As of December 2004, the contingent payments had been settled in full.

16.  OBLIGATIONS UNDER CAPITAL LEASES

     The Company and its subsidiaries, ASE Test, Inc., ASE Japan and ISE Labs lease equipment and buildings under certain non-cancellable capital lease agreements, which expire on various dates through December 2010. The net book value, as of December 31, 2003 and 2004, of the equipment acquired under such capital lease obligations amounted to NT$559,615 thousand and NT$706,147 thousand (US$22,248 thousand), respectively. The effective interest rates on obligations under capital leases ranged from 0.7% to 11% in 2003 and 5.64% to 11% in 2004, respectively.

     The future minimum lease payments under the above-mentioned capital leases as of December 31, 2004 were as follows:

                                                     NT$               US$

     Within the following year                         218,603            6,887
     Within the second year                            136,614            4,304
     Within the third year                              71,413            2,250
     Within the fourth year                              1,499               47
     Within the fifth year                                 560               18
                                               ---------------   --------------
     Total minimum lease payments                      428,689           13,506
     Imputed interest                                  (32,345)          (1,019)
                                               ---------------   --------------
     Present value of future lease obligations         396,344           12,487
     Capital lease obligation, current                (198,831)          (6,264)
                                               ---------------   --------------
     Capital lease obligation, long-term               197,513            6,223
                                               ===============   ==============

17.  PENSION PLANS

     The Company and its subsidiaries, ASE Test, Inc. maintain pension plans for certain employees. Retirement benefits are based on the length of service and average salaries or wages of the last six months before retirement. ISE Labs has a defined contribution savings plan ("401k plan") for eligible employees. This plan permits employees to make contributions up to the maximum limits allowable under Internal Revenue Code Section 401k. ASE Test Malaysia also has a defined contribution plan. In addition, ASE Korea has a pension plan where eligible employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with ASE Korea, based on their length of service and rate of pay at the time of termination. The Company, ASE Test, Inc. and ASE Japan make monthly contributions, at a specified percentage of salaries and wages, to pension funds which are in the name of, and are administered by, the employee pension plan committee of the respective entities and are deposited in financial institutions. The financial institutions may invest the assets of the plan in stocks, bonds and other securities. The changes in the retirement funds during the periods indicated are summarized as follows:

                                                           Year Ended December 31
                                     --------------------------------------------------------------------
                                           2002              2003                      2004
                                     ---------------   ---------------   --------------------------------
                                          NT$               NT$               NT$               US$

     Balance, beginning of year              440,746           535,412           649,035           20,448
     Acquisition from ASE Japan                    -                 -           299,142            9,425
     Contributions                            83,996           113,077           133,398            4,203
     Payments                                   (145)           (8,803)          (20,770)            (654)
     Interest income                          10,815             9,349            20,781              655
                                     ---------------   ---------------   ---------------   --------------
     Balance, end of year                    535,412           649,035         1,081,586           34,077
                                     ===============   ===============   ===============   ==============

     Of the Company's plan assets, approimately NT$29,360 thousand, NT$29,775 thousand and NT$30,126 thousand (US$949 thousand) as of December 31, 2002, 2003 and 2004, respectively, mainly represented amounts contributed by ASE Technology, Inc, which no longer has employees. In accordance with laws of Taiwan, such funds may not be used to settle obligations of the Company or its other subsidiaries.

     The plan assets deposited in the financial institutions as of December 31, 2004, by category, are as follows:

     Type of Investment                                         Allocation (%)

     Cash                                                                 31
     Government Loans                                                     20
     Equities                                                             38
     Notes                                                                10
     Bonds                                                                 1
                                                                      ------
                                                                         100
                                                                       =====

     Pension costs for these entities consist of:

                                                                           Year Ended December 31
                                                      --------------------------------------------------------------------
                                                           2002              2003                       2004
                                                      ---------------   ---------------   --------------------------------
                                                           NT$               NT$               NT$               US$

     Service costs                                            191,707           365,402           455,912           14,364
     Interest                                                  36,102            43,312            88,090            2,775
     Projected return on pension assets                       (23,003)          (19,413)          (26,179)            (825)
     Amortization of prior period service cost,
       gain or loss on plan assets                              4,176            11,161            16,454              519
                                                      ---------------   ---------------   ---------------   --------------
                                                              208,982           400,462           534,277           16,833
                                                      ===============   ===============   ===============   ==============

     Other pension information based on actuarial calculations of the plan during the periods indicated is as follows:

                                                                                          December 31
                                                                       --------------------------------------------------
                                                                            2003                       2004
                                                                       ---------------   --------------------------------
                                                                            NT$               NT$              US$

     a.  Benefit obligations

         Vested benefit obligation                                             372,423           547,519           17,250
         Non-vested benefit obligation                                         971,450         1,275,640           40,190
                                                                       ---------------   ---------------   --------------
         Accumulated benefit obligation                                      1,343,873         1,823,159           57,440
         Additional benefits based on future salaries                          642,098         1,974,046           62,194
                                                                       ---------------   ---------------   --------------
         Projected benefit obligation                                        1,985,971         3,797,205          119,634
         Fair value of assets                                                 (619,260)       (1,060,860)         (33,423)
                                                                       ---------------   ---------------   --------------
         Funded status                                                       1,366,711         2,736,345           86,211
         Unrecognized net transition obligation                                (96,979)          (89,853)          (2,831)
         Unrecognized prior service cost                                       (15,247)          (14,521)            (458)
         Unrecognized net actuarial loss                                      (368,778)         (509,860)         (16,064)
         Additional pension cost                                                31,873             8,963              283
         Portion in other current liabilities                                  (21,100)          (10,388)            (327)
                                                                       ---------------   ---------------   --------------
         Accrued pension cost                                                  896,480         2,120,686           66,814
                                                                       ===============   ===============   ==============

                                                                                          December 31
                                                                       --------------------------------------------------
                                                                            2003                       2004
                                                                       ---------------   --------------------------------
                                                                            NT$               NT$              US$


     b.  Vested obligation                                                     380,630           559,061           17,614
                                                                       ===============   ===============   ==============

     c. Actuarial assumptions used

         Discount rate                                                    3.25%-4.30%       2.50%-4.50%
         Increase in future salary level                                  3.00%-5.00%       3.00%-5.00%
         Expected rate of return on plan assets                              3.25%          2.50%-3.25%

     d. The consolidated entities expect to make contributions of NT$215,241 thousand (US$6,781 thousand) to retirement funds in 2005.

     e.  Expected benefit payments:

         Year of Payments

         2005                                                   NT   $    91,139
         2006                                                             52,301
         2007                                                             83,461
         2008                                                             65,624
         2009                                                             88,774
         2010 to 2053                                                 14,555,112

     Plan assets and obligations reflected herein were measured as of December 31, 2004.

     The Company has no other post-retirement or post-employment benefit plans.

18.  SHAREHOLDERS' EQUITY

     Common Stock

     As of December 31, 2004, the Company had "capital received in advance" of NT$42,759 thousand (US$1,347 thousand) as a result of employees exercising their options in accordance with the 2002 Stock Option Plan. The "capital received in advance" represents 2,402 thousand shares of commom stock, of which only 660 thousand shares were issued and outstanding as of December 31, 2004. The remaining shares will be issued once they have been registered with the Taiwan regulator.

     American Depositary Shares

     In July 1995, the Company issued 8,600,000 GDSs, representing 43,000,000 common shares. In September 2000, the Company issued 20,000,000 ADSs, representing 100,000,000 common shares. In connection with the ADS offering in 2000, the Company offered to exchange all outstanding GDSs for ADSs listed on the New York Stock Exchange.

     The GDS or ADS holders generally have the same rights and obligations as other shareholders, subject to provisions of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and the deposit agreement, which stipulate, among other things, that the GDS or ADS holders can, through Citicorp Financial Services Limited as the nominee holder: (a) exercise their voting rights; (b) sell their GDSs or ADSs; and
     (c) receive dividends declared and subscribe to the issuance of new shares.

     As of December 31, 2004, a portion of the outstanding ADSs were revoked in exchange for approximately 360,549 thousand common shares of the Company, which represented 8.79% of the Company's total outstanding common shares (including treasury stock). As of December 31, 2004, the outstanding ADSs represented 1.80% of the Company's total outstanding common shares (including treasury stock).

     Capital Surplus

     Under the ROC Company Law, capital surplus from the paid-in capital in excess of par value and from treasury stock transactions can be used to offset a deficit. In addition, such capital surplus may be transferred to capital and is subject to a specified limit under relevant regulations.

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

     Under the ROC Company Law, the aforementioned legal reserve may be used to offset a deficit. Also, when the reserve has reached 50.0% of capital stock, up to 50.0% thereof may be transferred to capital stock.

     The appropriations of the 2002 and 2003 earnings, as resolved at the Company's annual shareholder's meetings, were as follows:

                                                                                   Amount
                                                             --------------------------------------------------
                                                                  2002                       2003
                                                             ---------------   --------------------------------
                                                                  NT$               NT$              US$

     Legal reserve                                                    12,903           274,279            8,641
     Compensations to directors and supervisors                        2,280            49,320            1,554
     Bonus to employees - cash                                         8,000            18,428              581
     Bonus to employees - stock                                            -           154,272            4,860
     Stock dividends - NT$0.03 in 2002 and NT$0.57 in 2003
       per share, respectively                                        97,644         2,219,774           69,936
                                                             ---------------   ---------------   --------------
                                                                     120,827         2,716,073           85,572
                                                             ===============   ===============   ==============

     The stock dividends per share represent dividends paid in the fiscal year for shares outstanding on the record date applicable to the payment of these dividends. However, such dividend was reduced from NT$0.62 to NT$0.57 upon the completion of the merger with ASE Chung Li and ASE Material.

     The information related to appropriations of the 2002 and 2003 earnings may be accessed through the website of the Taiwan Stock Exchange.

     Dividend Policy

     In order to meet the needs of the Company's present and future capital expenditures, the Company's dividend distribution shall be primarily in the form of stock dividends. Cash dividends may also be distributed in certain circumstances. However, the percentage of cash dividends generally shall not exceed 20.0% of any dividend declared.

     With respect to the percentage of cash dividends to be paid referred to in the preceding paragraph, the Company may decide the most suitable manner to distribute such dividends in accordance with its current operational status while taking into consideration the budget plan for the following year. The board of directors shall propose a profit distribution plan, which shall be submitted to the shareholders for approval before implementation.

     Effect of Bonuses to Employees, Directors and Supervisors

     Should the bonuses to employees, directors and supervisors be charged to expense in 2003, the basic and diluted earnings per share (after tax) for 2003 would decrease from NT$0.74 and NT$0.73 to NT$0.68 and NT$0.67, respectively. The common shares issued for bonus to employees represented 0.41% of the Company's total outstanding common shares as of December 31, 2003.

     Imputation Tax System

     Under the Integrated Income Tax System which became effective on January 1, 1998, non-corporate resident shareholders are allowed a tax credit for the income tax paid or payable by the Company on earnings generated in 1998 and onwards. Non-resident shareholders are allowed only a tax credit from the 10% income tax on undistributed earnings, which can be used to deduct the withholding income tax on dividends paid. An Imputation Credit Account ("ICA") is maintained by the Company for such income tax and the tax credit allocated to each shareholder. The maximum credit available for allocation to each shareholder cannot exceed the balance shown in the ICA on the date of distribution of dividends.

     As of December 31, 2004, the creditable taxes aggregated NT$297,354 thousand (US$9,368 thousand). The actual percentage for the distribution of 2003 earnings and estimated percentage for the distribution of 2004 earnings were 4.40% and 4.32%, respectively.

     Treasury Stock

                                     Thousand
                                      Shares,                                  Thousand
                                     Beginning                                  Shares,
                Purpose               of year       Increase    Decrease      End of Year

     2003

     Shares held by subsidiaries        164,442            65      163,789            718
                                     ==========    ==========   ==========     ==========

     2004

     Shares held by subsidiaries            718       247,567            -        248,285
                                     ==========    ==========   ==========     ==========

     Effective January 1, 2002, the Company reclassified its shares held by its subsidiaries with book value of NT$2,639,826 thousand, representing 164,442 thousand shares, from long-term investment to treasury stock.

     The treasury stock increased by 65 thousand shares in 2003 and by 13,478 thousand shares in 2004 because of the Company's capitalization of retained earnings. Of these shares, 163,789 thousand were sold at NT$2,850,524 thousand. The amount of NT$220,735 thousand in excess of the book value of NT$2,629,789 thousand was recorded as capital surplus, while subsidiaries recorded the excess as investment income. This transaction resulted in the increase in realized loss on long-term investments of NT$354,787 thousand in 2003.

     As disclosed in Note 1, the Company issued common shares in connection with the merger. The Company reclassified the shares held by its subsidiaries with a book value of NT$2,798,399 thousand (US$88,166 thousand), representing 234,089 thousand shares, from long-term investments to treasury stock. The Company's subsidiary, ASE Test, is a Singapore incorporated company, and may not acquire, directly or indirectly, shares or units of shares in the Company under Singapore law. In order to comply with relevant regulations, a trust has been established to hold and dispose of the Company's shares obtained in connection with this merger. ASE Test does not have any rights with respect to the common shares held in trust, other than the right to receive the proceeds from the sale of such common shares and any cash dividends declared while the shares remain in trust.

     As of December 31, 2004, the book value of those shares was NT$2,645,575 thousand (US$83,351 thousand), representing 248,285 thousand shares, which had a market value of NT$3,956,878 thousand (US$124,665 thousand).

     Although these shares are treated as treasury stock in the financial statements, the shareholders are entitled to exercise their rights on these shares, except for participation in additional capital increases through cash payment.

19.  EMPLOYEE STOCK OPTION PLANS

     In order to attract, retain and incentivize employees, the Company adopted two employee stock option plans, the 2002 Plan and the 2004 Plan, which were approved in August 2002 and May 2004, respectively. The maximum number of units authorized to be granted under 2002 Plan and 2004 Plan is 160,000 thousand and 140,000 thousand, respectively, with each unit representing one common stock. Under the terms of the plans, stock option rights are granted at an exercise price equal to the closing price of the Company's common shares listed on the Taiwan Stock Exchange (TSE) on the date of grant. The option rights of both plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the 2002 Plan, the number of units authorized, including those which were never granted and those which had been granted and subsequently cancelled, all expired as of August 2004. Under the 2004 Plan, 124,917 thousand units were granted and 83 thousand units will never be granted. The remaining 15,000 thousand units have not yet been granted and are expected to be granted before May 27, 2005.

     ASE Test has six stock option plans, the 1996 Executive Management Option Plan (the "1996 Plan"), and the 1997, 1998, 1999, 2000 and 2004 Option
     Plans. Stock options granted under these plans are exercisable for ASE Test ordinary shares based on a vesting schedule over five to ten years until the options expire.

     Information on the outstanding stock options in 2003 and 2004 is as follows:

     ASE Option Plan

                                                                  2003                                2004
                                                    ---------------------------------   --------------------------------
                                                        Number of                           Number of
                                                       Outstanding        Weighted-        Outstanding        Weighted-
                                                      Stock Option         Average        Stock Option         Average
                                                         Rights           Exercise           Rights           Exercise
                                                     (in Thousands)      Prices (NT$)    (in Thousands)      Prices (NT$)

     Beginning outstanding balance                         145,989          $17.80             146,752          $18.30
     Options granted                                        13,979           23.20             124,917           25.10
     Options forfeited                                     (13,216)          17.90              (9,220)          19.20
     Options exercised                                           -            -                   (660)          17.80
                                                        ----------                          ----------
     Ending outstanding balance                            146,752           18.30             261,789           21.50
                                                        ==========                          ==========

     Ending options exercisable                                  -                              49,270
                                                        ==========                          ==========

     Fair value under the 2004 Plan (NT$)               $        -                          $    11.08
                                                        ==========                          ==========

     The number of outstanding options and their exercise prices have been adjusted to reflect the dilution attributable to the distribution of stock dividends in accordance with the terms of the plans.

     Information on outstanding and exercisable option rights as of December 31, 2004 is as follows:

                                     Number of
                                    Outstanding       Remaining
                      Exercise      Options (in      Contractual
                    Price (NT$)     Thousands)      Life (Years)

                        17.8            125,145         8.0
                        23.2             12,618         8.6
                        25.1            124,026         9.5
                                     ----------
                                        261,789
                                     ==========

     The Company used the Black-Scholes Option Pricing Model to evaluate the fair market value of the 2004 Plan options, using the following assumptions:

     Expected dividend yield                                     3.00%
     Expected volatility                                           59%
     Risk free interest rate                                     2.50%
     Expected life                                             5 years

     ASE Test Option Plan

     Information regarding the stock options granted or modified after January 1, 2004 is presented below:

                                                                    Weighted
                                                                    Average      Weighted
                                                     Number of      Exercise      Average
                                                       Shares        Price      Grant Date
                                                        (in       Per Share     Fair Values
                                                    thousands)       (US$)         (US$)

         Option granted                                   260       $  6.18       $   6.18
                                                                                  ========
         Option exercised                                   -             -
         Option forfeited                                   -             -
         Option expired                                     -             -
                                                   ----------
         Ending balance - December 31, 2004               260          6.18
                                                   ==========

     Above options outstanding at December 31, 2004 and the related weighted average exercise price and remaining contractual life information is as follows:

                                                       Outstanding                  Exercisable            Weighted
                                                  ------------------------  --------------------------
                                                                  Weighted                    Weighted      Average
                                                     Shares        Average     Shares          Average     Remaining
                                                       (in          Price        (in           Price     Life (Years)
                                                   thousands)       (US$)     Thousands)       (US$)

     Options with exercise price of $ 6.18               260      $    6.18           -        $     -        9.51
                                                   =========                  =========

     ASE Test used the Black-Scholes Option Pricing Model to evaluate market price of the 2004 Plan and the assumptions are as follows:

     Expected dividend yield                                           -
     Expected volatility                                            78.28%
     Risk free interest rate                                      3.50%-3.88%
     Expected life                                                  5 years

     For purposes of the pro forma disclosure below, the estimated fair value of the options is assumed to be amortized to expense over the option rights' respective vesting periods. Had the Company and ASE Test used the fair value based method to evaluate the options granted, the method, assumptions and pro forma results of the Company in 2004 would have been as follows:

                                                              NT$         US$
     Net income for calculation of basic EPS
        As reported                                        4,209,690    132,629
        Pro forma                                          3,784,386    119,231

     Net Income for calculation of diluted EPS
        As reported                                        4,373,239    137,783
        Pro forma                                          3,947,935    124,384

     Earnings per share (EPS):
        Basic EPS as reported                                   1.09       0.03
        Pro forma basic EPS                                     0.98       0.03
        Diluted EPS as reported                                 1.06       0.03
        Pro forma diluted EPS                                   0.96       0.03

20.  PERSONNEL EXPENDITURE, DEPRECIATION AND AMORTIZATION

                                       Year Ended December 31, 2003                 Year Ended December 31, 2004
                                  -------------------------------------  -------------------------------------------------
                                    Cost of     Operating                  Cost of     Operating
                                    Revenues     Expenses      Total       Revenues     Expenses             Total
                                  -----------  -----------  -----------  -----------  -----------  -----------------------
                                      NT$          NT$          NT$          NT$          NT$          NT$          US$
     Personnel
        Salary                      7,206,380    2,024,201    9,230,581  $10,401,732    2,611,914   13,013,646     410,008
        Pension cost                  343,734       94,601      438,335      506,552      147,318      653,870      20,601
        Meal allowance                228,783       36,951      265,734      356,976       65,177      422,153      13,300
        Welfare                        25,300        7,120       32,420       69,761       17,926       87,687       2,762
        Labor and health
          insurance                   476,816      153,492      630,308      787,325      222,287    1,009,612      31,809
        Others                        371,245      246,578      617,823      339,890      110,201      450,091      14,181
                                  -----------  -----------  -----------  -----------  -----------  -----------  ----------
                                    8,652,258    2,562,943   11,215,201   12,462,236    3,174,823   15,637,059     492,661
                                  ===========  ===========  ===========  ===========  ===========  ===========  ==========

     Depreciation                  11,516,968      693,942   12,210,910   13,247,095      651,003   13,898,098     437,873
     Amortization                     377,623      178,035      555,658      641,010      247,164      888,174      27,983

21.  INCOME TAX

     a.   Income tax benefit is summarized as follows:

                                                                             Year Ended December 31
                                                       --------------------------------------------------------------------
                                                           2002              2003                       2004
                                                       ---------------   ---------------   --------------------------------
                                                            NT$               NT$               NT$              US$
          Tax (benefit) based on pre-tax
            accounting income (loss) at
            statutory rate                                    (950,597)          604,102         1,470,928           46,343
          Add (less) tax effects of:
              Permanent differences
                Tax-exempt income
                   Tax holiday                                 (52,126)         (481,214)         (642,285)         (20,236)
                   Gain from sales of securities               (16,798)          (10,357)           (9,527)            (300)

              Temporary differences
                Investment loss                                793,812           131,560           132,031            4,160
                Other investment loss                                -                 -           123,345            3,886
                Unfunded pension cost                           24,239            86,255            73,436            2,314
                Bond interest payable                         (163,289)           16,776            63,793            2,010
                Other                                          629,545          (184,453)            4,113              129
                                                       ---------------   ---------------   ---------------   --------------
                                                               264,786           162,669         1,215,834           38,306
          Income taxes on undistributed
            earnings                                            54,598           170,281            86,968            2,740
          Credits for investments and research
            and development                                   (331,255)         (439,457)       (1,081,023)         (34,059)
          Net change in deferred income tax for
            the period                                      (1,130,358)       (1,190,500)       (1,660,695)         (52,322)
          Adjustment of prior year's income tax                  1,905            18,859            42,590            1,342
                                                       ---------------   ---------------   ---------------   --------------
                                                            (1,140,324)       (1,278,148)       (1,396,326)         (43,993)
                                                       ===============   ===============   ===============   ==============

     b. The above-mentioned taxes on pre-tax accounting income (loss) based on the applicable statutory rates for both domestic and foreign entities are shown below:

                                                                             Year Ended December 31
                                                       --------------------------------------------------------------------
                                                           2002              2003                       2004
                                                       ---------------   ---------------   --------------------------------
                                                            NT$               NT$               NT$              US$
          Domestic entities in ROC
            (25% statutory rate)                              (173,787)          750,348         1,364,316           42,984
          Foreign entities
              ASE Korea (30.8% statutory rate)                       -            74,806           (37,683)          (1,187)
              ASE Japan (40% statutory rate)                         -                 -           101,429            3,196
              ISE Labs (federal tax rate 35% and
                state tax rate 6%)                            (725,744)         (209,911)          (16,852)            (531)
              ASE Test Malaysia (30% statutory
                rate)                                          (51,066)          (11,141)           59,718            1,881
                                                       ---------------   ---------------   ---------------   --------------
                                                              (950,597)          604,102         1,470,928           46,343
                                                       ===============   ===============   ===============   ==============

     c.   Deferred income tax assets and liabilities are summarized as follows:

                                                                                             December 31
                                                                         --------------------------------------------------
                                                                             2003                    2004
                                                                         ---------------   --------------------------------
                                                                              NT$                 NT$              US$
          Current deferred income tax assets
              Unused tax credits                                               1,054,370         1,463,022           46,094
              Provision for inventory obsolescence                                50,475            19,572              617
              Provision for doubtful accounts and sales allowance                 33,754            38,436            1,211
              Unrealized foreign exchange loss (gain)                             65,118            (4,424)            (139)
              Other                                                               29,752            86,259            2,717
                                                                         ---------------   ---------------   --------------
                                                                               1,233,469         1,602,865           50,500
              Valuation allowance                                                 (8,968)         (227,415)          (7,165)
                                                                         ---------------   ---------------   --------------

              Net current deferred income tax assets                           1,224,501         1,375,450           43,335
                                                                         ===============   ===============   ==============

          Non-current deferred income tax assets
              Unused tax credits                                               3,101,039         4,376,234          137,878
              Accrued pension costs                                              153,924           538,129           16,954
              Loss carryforwards                                                 483,538           236,759            7,459
              Investment income                                                 (144,000)         (144,000)          (4,537)
              Others                                                             120,387           213,984            6,742
                                                                         ---------------   ---------------   --------------
                                                                               3,714,888         5,221,106          164,496
              Valuation allowance                                             (1,484,659)       (1,382,974)         (43,571)
                                                                         ---------------   ---------------   --------------

          Net non-current deferred income tax assets                           2,230,229         3,838,132          120,925
                                                                         ===============   ===============   ==============

              Non-current liabilities
              Goodwill amortization                                              (34,674)          (32,424)          (1,022)
                                                                         ===============   ===============   ==============

          In assessing the realizability of deferred income tax assets, the Company considers its future taxable earnings and expected timing of the reversal of temporary differences. In addition, in the event future taxable earnings do not materialize as forecasted, the Company will consider executing certain tax planning strategies available to realize the deferred income tax assets. The valuation allowance is provided to reduce the gross deferred income tax assets to an amount which the Company believes will more likely than not be realized. Deferred income tax assets and liabilities are classified in the consolidated balance sheets based on the classification of the related assets or liabilities or the expected timing of the reversal of temporary differences.

          The U.S. Federal and California State net operating loss carryforwards of ISE Labs as of December 31, 2004 approximated US$16.3 million and US$30.8 million with expiration periods in 2024 and 2014, respectively.

          A portion of the Company's and ASE Test, Inc.'s income from the manufacturing, processing and testing of semiconductors is exempt from income tax for the five years ending December 2005 and 2007, respectively. A portion of ASE Chung Li's income from the manufacturing, processing and testing of semiconductors is exempt from income tax for the five years ending 2007.

          ASE Test Malaysia had been granted pioneer status by Ministry of International Trade and Industry in Malaysia for five years from July 1, 1999 to June 30, 2004. During the year 2003, the Company had applied to the relevant authorities to surrender its pioneer status in line with the 2003 budget proposal, which allows a pioneer company that intends to undertake reinvestment before the expiry of its pioneer status the option to surrender its pioneer certificate to qualify for reinvestment allowance. On September 11, 2004, the Malaysian Industrial Development Authority had approved the Company's surrender of pioneer status with effect from September 21, 2002, the date of announcement of the 2003 budget proposal.

          The per share effect of this tax holiday was NT$0.02 in 2002, NT$0.14 in 2003 and NT$0.16 in 2004, respectively.

     d. As of December 31, 2004, unused tax credits of subsidiaries which can be utilized to offset their future income tax are set forth below:

                                                       ASE
                                     ASE            Test, Inc.      ASE Korea                  Total
                                --------------   --------------  --------------   ----------------------------
          Year of Expiry             NT$              NT$             NT$                NT$           US$

          2004                         203,765                -               -          203,765         6,420
          2005                         468,915           76,717               -          545,632        17,191
          2006                         882,384          305,193         170,245        1,357,822        42,780
          2007                       1,044,224          588,402         262,230        1,894,856        59,699
          2008 and thereafter        1,252,324          441,773         143,084        1,837,181        57,882
                                --------------   --------------  --------------   --------------  ------------
                                     3,851,612        1,412,085         575,559        5,839,256       183,972
                                ==============   ==============  ==============   ==============  ============

          In the ROC, the tax credits may be utilized to reduce up to 50% of income tax payable each year. In the year of expiration, any remainder of unused tax credits can be used entirely.

          Income tax returns of the Company and ASE Test, Inc. in Taiwan have been examined by the ROC tax authorities through the 2002 tax year. (Income tax returns of ASE Material and ASE Chung Li have been examined through 2001 and 2000, respectively.)

22.  EARNINGS PER SHARE

     The Company's common shares corresponding to the employees' stock options and convertible bonds had a dilutive effect on the 2002, 2003 and 2004 EPS calculation. The employee stock options issued by the Company's subsidiary, ASE Test Limited, had no dilutive effect on the 2002, 2003 and 2004 EPS calculation. The numerators and denominators used in the EPS calculations were as follows:

     a.   Numerator - net income

                                                                              2002                         2003
                                                                   ---------------------------  -------------------------
                                                                     Before         After         Before         After
                                                                    Income Tax    Income Tax     Income Tax    Income Tax
                                                                       NT$           NT$            NT$           NT$
          Income before  extraordinary loss and cumulative effect
            of change in accounting principle                          (799,520)      163,648      1,776,463     2,818,464
          Extraordinary loss                                            (46,151)      (34,613)       (75,668)      (75,668)
          Cumulative effect of change in accounting principle                 -             -              -             -
                                                                   ------------  ------------   ------------  ------------
          Basic EPS
             Income of common shareholders                             (845,671)      129,035      1,700,795     2,742,796
             Interest, net of tax, paid on convertible bonds                  -             -              -             -
                                                                    -----------   -----------   ------------  ------------
          Diluted EPS
             Income of common shareholders                             (845,671)      129,035      1,700,795     2,742,796
                                                                   ============   ===========   ============  ============

                                                                                           2004
                                                                   -------------------------------------------------------
                                                                       Before Income Tax              After Income Tax
                                                                   ---------------------------  --------------------------
                                                                       NT$           US$            NT$           US$
          Income before  extraordinary loss and cumulative effect
            of change in accounting principle                         3,282,673        103,434     4,236,534       133,476
          Extraordinary loss                                                  -              -             -             -
          Cumulative effect of change in accounting principle           (26,844)          (846)      (26,844)         (846)
                                                                   ------------  -------------  ------------   -----------
          Basic EPS
             Income of common shareholders                            3,255,829        102,578     4,209,690       132,630
             Interest, net of tax, paid on convertible bonds            197,762          6,231       163,549         5,153
                                                                   ------------  -------------  ------------   -----------
          Diluted EPS
             Income of common shareholders                            3,453,591        108,809     4,373,239       137,783
                                                                   ============  =============  ============   ===========

     b.   Denominator - shares (in thousands)

                                                                            2002              2003              2004

          Weighted-average number of common stock                            3,254,800         3,580,280         3,580,280
          Retroactive adjustments for capitalization of retained
            earnings                                                           546,660           221,180           212,554
          Issuance of common stock in connection with the
            merger                                                                   -                 -           118,340
          Stock Bonuses paid to employees                                            -                 -            15,427
          Shares issued in connection with stock options
            exercised by employees                                                   -                 -                14
          Shares held by subsidiaries                                         (191,687)          (80,249)          (70,625)
                                                                       ---------------   ---------------   ---------------
          Number of shares used for purposes of the basic EPS
            calculation                                                      3,609,773         3,721,211         3,855,990
          Potential number shares issuable upon exercise of
            unvested options                                                         -            34,347            62,303
          Potential number of outstanding shares assumed upon
            conversion of convertible bonds                                          -                 -           191,810
                                                                       ---------------   ---------------   ---------------
          Number of shares used in the diluted EPS calculation               3,609,773         3,755,558         4,110,103
                                                                       ===============   ===============   ===============

     For purposes of the ADS calculation, the denominator representes the above-mentioned weighted average outstanding shares divided by five (one ADS represents five common shares). The numerator was the same.

23.  RELATED PARTY TRANSACTIONS

     a.   Related parties

                           Related Parties                     Relationship with the Company
          --------------------------------------------------   -----------------------------
          Hung Ching Development & Construction Co. ("HCDC")   Affiliate
          USI Electronics (Shanghai) Co., Ltd. ("USI-SH")      Affiliate

     b. The significant transactions with related parties are summarized as follows:

                                                 Amount
                                       --------------------------  % of
                                           NT$           US$       Total
          For the year, 2004

          Purchase of materials
             USI-SH                          72,164         2,274       -
                                       ============   ===========  ======

          Purchase of properties
             HCDC                           398,766        12,563       2
             USI-SH                         126,310         3,980       -
                                       ------------   -----------  ------
                                            525,076        16,543       2
                                       ============   ===========  ======

          The price of material bought from related parties was commensurate with similar purchases from third parties. The collection terms range from 30 days to 60 days, which is consistent with the terms provided by third parties for similar transactions.

          The price for property purchased from or sales to USI-SH is based on book value. The payment term is one month, which is similar to those for similar transactions with third parties.

          The amount the Company paid in buying real estate from HCDC was based on an appraiser's assessment.

                                                 Amount
                                       --------------------------  % of
                                           NT$           US$       Total
          At end of year, 2004

          Receivable                        14,140           445       -
                                      ============   ===========  ======
          Payables                         117,852         3,713       1
                                      ============   ===========  ======

24.  ASSETS PLEDGED OR MORTGAGED

     The assets pledged or mortgaged as first priority collateral are summarized as follows:

                                                             December 31
                                            --------------------------------------------------
                                                  2003                    2004
                                            ---------------   --------------------------------
                                                  NT$               NT$              US$

     Land                                           374,621           351,992           11,090
     Buildings and improvements                   1,852,435         1,651,734           52,039
     Machinery and equipment                      9,544,523         9,419,416          296,768
     Pledged time deposits                          167,426           125,599            3,957
     Guarantee deposit - time deposits              102,720           137,340            4,327
     Short-term investment                           90,000                 -                -
                                            ---------------   ---------------   --------------
                                                 12,131,725        11,686,081          368,181
                                            ===============   ===============   ==============


25.  COMMITMENTS AND CONTINGENCIES AS OF DECEMBER 31, 2004

     a. The Company and ASE Test, Inc. lease the land on which their buildings are situated under various operating lease agreements with the government expiring on various dates ranging from December 2012 to July 2014. The agreements grant these entities the option to renew the leases and reserve the right for the lessor to adjust the lease charges upon an increase in the assessed value of the land and to terminate the leases under certain conditions. The Company, ASE Test, Inc. and ASE Test Malaysia lease machinery and equipment under non-cancelable operating leases. ISE Labs also leases office buildings and equipment under non-cancellable operating lease agreements. The rental expenses for the years ended December 31, 2002, 2003 and 2004 were US$9,936 thousand, US$10,427 thousand and US$40,841 thousand, respectively.

          The future minimum lease payments under the above-mentioned operating leases are as follows:

               Operating Leases                        NT$              US$

          2005                                        1,810,650           57,046
          2006                                        1,526,822           48,104
          2007                                          600,773           18,928
          2008                                          170,837            5,382
          2009 and thereafter                           300,688            9,474
                                                ---------------   --------------

          Total minimum lease payments                4,409,770          138,934
                                               ===============    ==============

     b. The Company, ASE Test, Inc., ISE Labs, ASE Test Malaysia and ASE Korea engage outside sales agencies. Commissions and service fees were paid based on monthly incurred service-related costs and expenses plus a certain percentage (there are limited amounts prescribed for costs and expenses incurred) or based on a certain percentage of net export sales. Commissions and service fees paid in 2002, 2003 and 2004 were approximately NT$734,322 thousand, NT$973,031 thousand and NT$769,637 thousand (US$24,248 thousand), respectively.

     c. As of December 31, 2004, unused letters of credit were approximately NT$1,776,000 thousand (US$55,955 thousand).

     d. As of December 31, 2004, commitments to purchase machinery and equipment were approximately NT$7,600,000 thousand (US$239,445 thousand), including a commitment to buy machinery and equipment (M&E) for US$69,317 thousand. Under the related contract, the Company and the subsidiary must make fixed monthly payments at a certain percentage of the purchase amount. The amount paid may be used to offset a certain percentage of the cost of future purchases, if any, of additional machinery and equipment from these entities.

     e. As of December 31, 2004, outstanding commitments related to the construction of buildings were approximately NT$3,264,000 thousand (US$102,836 thousand).

     f. The Company entered into technology license agreements with foreign companies which will expire on various dates through 2010 under which the Company has licensed certain technologies used in the packaging of certain products. Pursuant to such agreements, the Company shall pay royalties, based on specified percentages of sales quantities, and license fees. Such royalties in 2003 and 2004 were approximately NT$218,764 thousand and NT$163,975 thousand (US$5,166 thousand), respectively. As of December 31, 2004, the Company had paid license fees of US$5,500 thousand related to such agreements, of which NT$59,586 (US$1,877 thousand) was included in deferred charges.

     g. The Company entered into a co-construction agreement with HCDC, an affiliated company, in April 2003. The Company provided the land leased from the government to Hung Ching to build an office building. Under this agreement, after completion of the construction, the Company will own 21,810 square meters and HCDC will own 86,214 square meters. In December 2004, the Company and ASE Test Inc., entered into contracts with HCDC to purchase HCDC's 85,702 square meters for NT$ 1,329,217 thousand (US$41,878 thousand). As of December 31, 2004, the amount paid pursuant to this agreement was approximately NT$398,766 thousand (US$12,564 thousand) and was recorded as construction in process.

     h. On August 27, 2004, the Company and the subsidiary, ASE Test, Inc., entered a syndicated lease receivables purchase facility agreement with three eligible lessors and banks. Under this agreement, the banks have agreed to purchase from the eligible lessors receivables, if any, from the Company and ASE Test, Inc. in an amount up to US$90,000 thousand and within 12 months after the contract date. The Company and ASE Test, Inc. will be required to issue promissory notes in favor of the banks as evidence of any obligations entered into under the agreement.

     i. As of December 31, 2004, the Company had endorsed and guaranteed the promissory notes of its subsidiaries as follows:

                                                          NT$             US$

          ASE Test Finance                              4,787,550        150,836
          ASE Japan                                     2,593,280         81,704
          ASE Shanghai                                  1,755,435         55,307
          HCDC                                            960,000         30,246
          ASE Holding Electronics (Philippines),
            Incorporated                                   92,559          2,916
          Omniquest                                       319,170         10,056
          ASE Singapore Pte Ltd                           874,659         27,557
                                                    -------------   ------------
                                                       11,382,653        358,622
                                                    =============   ============

26.  DERIVATIVE FINANCIAL INSTRUMENTS

     The Company, ASE Test, Inc., ASE Material and ASE Korea entered into European foreign currency option contracts, forward exchange contracts, cross-currency swaps, interest rate swap contracts and interest rate swaptions in 2003 and 2004 in order to manage the Company's exposure to fluctuations associated with foreign currency denominated assets and liabilities, variable interest rates and foreign exchange rate fluctuations. The Company does not enter into derivative contracts for trading purposes.

     Information on such derivative transactions is as follows:

     a.   European foreign currency option contracts

          1) Because the Company expects to receive U.S. dollars from export sales and to pay Japanese yen or New Taiwan dollars to settle payables or bank borrowings, the Company occasionally enters into European foreign currency option contracts to manage its exposure to exchange rate fluctuations.

               The outstanding contracts as of December 31, 2004 are shown in
               Schedule I.

          2) Because the Company expects to pay Japanese yen to settle certain yen denominated payables, the Company occasionally enters into European foreign currency option contracts to manage its exposure to exchange rate fluctuations.

               The outstanding contracts as of December 31, 2004 are shown in
               Schedule II.

          3) The Company occasionally enters into European foreign currency option contracts to manage its exposure to exchange rate fluctuations associated with its net investments in foreign operations.

               The outstanding contracts as of December 31, 2004 are shown in
               Schedule III.

               The gain on exchange rates arising from such contracts approximated NT$79,758 thousand and NT$48,181 thousand (US$1,518 thousand) in 2003 and 2004 (including exchange loss of NT$7,162 thousand and exchange income of NT$33,310 thousand (US$1,049 thousand) arising from such contracts based on mark-to-market valuation on the balance sheet date), respectively.

     b.   Forward exchange contracts

          The Company entered into forward contracts to manage its exposure to foreign exchange rate fluctuations associated with its long-term debt and payables. As of December 31, 2004, there were no outstanding contracts. The gain or loss arising from such contracts during the years ended December 31, 2003 and 2004 was immaterial.

     c.   Cross-currency swap contract

          In October 2003, the Company entered into two cross-currency swap contracts with banks to manage its exposure to interest rate and exchange rate fluctuations associated with its long-term bond payables. These contracts will expire in October 2007 and September 2008, respectively. The terms of these contracts provide for a semi-annual exchange of interest payment, whereby the Company pays an annual interest rate of 1.7% and receives an annual interest rate of 2.7% on a nominal amount of US$200,000 thousand. The Company had net interest income of NT$11,056 thousand (US$348 thousand) and NT$57,410 thousand (US$1,809 thousand) from these contracts in 2003 and 2004, respectively, which was recorded as an offset to interest expense on the bonds.

          The Company adjusted the related receivables and payables associated with the cross-currency swap contracts based on the spot rate as of December 31, 2004. The exchange loss arising from such contracts, based on the spot rate on December 31, 2004, was approximately NT$322,321 thousand (US$10,155 thousand) in 2004, and the cumulated unrealized exchange loss was NT$319,181 thousand (US$10,056 thousand).

     d.   Interest rate swap contracts

          In December 2003, the Company entered into an interest rate swap contract with a bank to manage its exposure to interest rate fluctuations associated with its long-term debt. The contract will expire in January 2009. The terms of the contract provide for a semi-annual exchange of interest payments whereby the company pays a floating rate and receives an annual interest rate 3.6% on an underlying nominal amount of NT$2.75 billion.

          The Company recorded net interest income of NT$87,699 thousand (US$2,763 thousand) from the contract in 2004, which was recorded as an offset against interest expense on the bonds.

     e.   Interest rate swaption contract

          In May 2004, the Company entered into an interest rate swaption contract with a bank whereby the Company pays a floating interest rate, 6-month USD-LIBOR-BBA, and receives a fixed annual rate of 3.65%. The notional amount of the contract is US$20,000 thousand. Payment dates are November 23, 2005 and May 23, 2006, the contract termination date.

          In April 2004, the Company entered into another interest rate swaption contract which will expire in October 2007. The terms of the contract provide that if the 6-month USD-LIBOR-BBA rate ever reaches 5% before the expiration of the contract, the interest to be paid to the bank during the contract period is calculated as the number of days for which index rate 6-month USD-LIBOR-BBA is greater than 5% divided by the numbers of days that have passed during the contract period, multiplied by the fixed rate of 2.7%. The notional amount of the contract is US$157,000 thousand. Payment dates are every April 20 and October 20 starting from October 20, 2004 through the expiration date.

     f.   Transaction risk

          1)   Credit risk

               The Company is exposed to credit risk in the event of non-performance of the counter parties to forward contracts on maturity. In order to manage this risk, the Company transacts only with financial institutions with good credit ratings. As a result, no material losses resulting from counter party defaults are anticipated.

          2)   Market risk

               The Company periodically purchases and sells products in currencies other than its functional currencies. This subjects the Company to the risks associated with fluctuations of foreign currency exchange rates. The Company reduces this risk by utilizing natural hedging (offsetting receivables and payables) as well as by creating offsetting positions through the use of derivative financial instruments, primarily foreign currency options contracts with maturities of less than six months. The market risk related to the foreign currency options contracts is typically offset by the changes in valuation of the underlying items being hedged. The amount of risk and the use of derivative financial instruments described above are not material to the Company's financial position or results of operations. As of December 31, 2004, the Company had certain outstanding debt which was in variable rate short-term instruments as well as fixed rate instruments. Accordingly, the Company will be impacted by any change in short-term interest rates. The Company does not hedge either its investment in its foreign operations or its floating interest rate exposures.

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

27.  NON-DERIVATIVE AND DERIVATIVE FINANCIAL INSTRUMENTS

                                                                              December 31
                                                  -----------------------------------------------------------------------
                                                            2003                                2004
                                                  -----------------------    --------------------------------------------
                                                   Carrying
                                                    Values    Fair Values        Carrying Values           Fair Values
                                                  ----------- -----------    ----------------------  --------------------
                                                      NT$          NT$          NT$          US$        NT$         US$
     Non-derivative financial instruments

     Assets
       Cash and cash equivalents                    8,562,425    8,562,425    5,975,103    188,252    5,975,103   188,252
       Short-term investments                       3,017,779    3,023,055    3,194,183    100,636    3,198,369   100,768
       Notes receivable                               111,596      111,596       89,612      2,823       89,612     2,823
       Accounts receivable                         12,798,135   12,798,135   13,586,635    428,060   13,586,635   428,060
       Other receivable                               206,475      206,475      915,433     28,842      915,433    28,836
       Pledged time deposit                           167,426      167,426      127,629      4,021      127,629     4,021
       Long-term investments including deferred
         credit of long-term investment             6,339,655    4,736,368    4,877,216    153,661    4,079,448   128,527
       Guarantee deposit                              359,908      359,908      383,131     12,071      383,131    12,071
     Liabilities
       Short-term borrowings                        5,048,230    5,048,230    3,733,433    117,625    3,733,433   117,625
       C/P and B/A payable                          1,075,965    1,075,965      908,816     28,633      908,816    28,633
       Notes and Accounts payable                   6,488,989    6,488,989    7,899,950    248,896    7,899,950   248,896
       Accrued expense                              1,839,276    1,839,276    3,163,155     99,658    3,163,155    99,658
       Payables for properties                      4,392,340    4,392,340    6,500,851    204,816    6,500,851   204,816
       Long-term bonds payable                      6,861,232    7,511,616    9,440,582    297,435    9,778,704   308,088
       Long-term bank loan (included current
         portion)                                  29,364,701   29,364,701   38,903,219  1,225,684   38,903,219 1,225,684
       Capital lease obligation (included
         current portion)                             270,129      270,129      396,344     12,487      396,344    12,487
       Long-term payable for investments
         (included current portion)                 2,309,960    2,309,960            -          -            -         -

     Derivative financial instruments

     European options                                       -            -       (3,297)     (104)       (3,297)    (104)
     Forward exchange contracts                        (7,162)      (7,162)      42,335      1,334       42,335     1,334
     Cross currency swap contract                     (68,110)     (68,110)    (310,089)   (9,770)     (310,089)  (9,770)

     The carrying values of cash and cash equivalents, notes receivable, accounts receivable, short-term borrowings, commercial paper and bank acceptance payables, notes and accounts payable approximate their fair values due to the short-term nature of these instruments. The fair values of short-term and long-term investments are determined based on market values or net equity values. The book value of pledged time deposits and guarantee deposits represents their fair value. The fair values of long-term bonds, capital lease obligations and payables for investments are determined based on the market value or the estimated present value of future cash flows using interest rates of similar debt instruments which the Company is able to obtain as the discount rate. The fair value of variable rate long-term bank loans approximate their carrying values. The derivative financial instruments are recorded at their fair market values.

28.  SEGMENT AND GEOGRAPHICAL INFORMATION

     a.   Geographical sales information

          1)   Net revenue:

                                                                  Year Ended December 31
                                     -------------------------------------------------------------------------------------
                                             2002                      2003                          2004
                                     -----------------------  -----------------------  -----------------------------------
                                                     % of                     % of                                  % of
                                                     Total                    Total                                 Total
                                         NT$       Revenues       NT$       Revenues       NT$           US$      Revenues

               America                 26,922,752       59      34,480,470       60      47,569,012     1,498,709      58
               Taiwan                  11,342,210       25      15,498,114       27      17,656,632       556,289      22
               Europe                   2,766,981        6       4,741,725        8       6,664,946       209,986       8
               Asia and other areas     4,554,895       10       2,591,461        5       9,822,054       309,453      12
                                     ------------     ----    ------------     ----    ------------   -----------    ----
                                       45,586,838      100      57,311,770      100      81,712,644     2,574,437     100
                                     ============     ====    ============     ====    ============   ===========    ====

          2)   Long-lived assets:

                                                                           December 31
                                             ----------------------------------------------------------------------------
                                                        2003                                   2004
                                             ----------------------------    --------------------------------------------
                                                               % of Total                                      % of Total
                                                               Long-lived                                      Long-lived
                                                   NT$           Assets            NT$               US$         Assets

               Taiwan                             52,020,556         77           61,258,813        1,930,019        74
               Asia                               14,442,830         22           20,286,615          639,150        25
               America                               876,561          1              841,487           26,512         1
                                             ---------------      -----      ---------------   --------------     -----
                                                  67,339,947        100           82,386,915        2,595,681       100
                                             ===============      =====      ===============   ==============     =====

          b.   Major customers

               Customers that account for 10% or more of total revenues are shown below:

                                                                    Year Ended December 31
                                          --------------------------------------------------------------------------------------
                                                   2002                     2003                          2004
                                          -----------------------  -----------------------  ------------------------------------
                                                          % of                     % of                                  % of
                                                          Total                    Total                                 Total
                                              NT$        Revenues      NT$        Revenues      NT$            US$      Revenues

               Customer A                  7,703,767       17       5,815,933       10       6,389,929       201,321       8

          c.   Reported segment information

               The Company has three reportable segments: packaging, testing and investing. The Company packages bare semiconductors into finished semiconductors with enhanced electrical and thermal characteristics; provides testing services, including front-end engineering testing, wafer probing and final testing services; and engages in investing activities. The accounting policies of the segments are the same as those described in Note 2. Segment information for the years ended December 31, 2002, 2003 and 2004 is as follows:

                                                Packaging         Testing          Investing        All Other          Total

               2002

               Revenue from external
                 customer                   NT$  35,800,353  NT$   9,784,007  NT$           -   NT$       2,478  NT$  45,586,838
               Inter-segment revenues                14,291          276,628                -         3,297,278        3,588,197
               Interest revenue                     277,096           12,619           90,127            12,751          392,593
               Interest expense                   1,109,241          183,967          639,896            38,124        1,971,227
               Net interest expense                (832,145)        (171,348)        (549,769)          (25,373)      (1,578,634)
               Depreciation and
                 amortization                     5,743,420        5,679,224              738           862,944       12,286,326
               Impairment of long-lived
                 assets                                   -        1,225,555                -                 -        1,225,555
               Segment profit (loss)              1,304,013       (2,797,405)        (654,314)         (561,999)      (2,709,705)
               Segment asset                     53,667,786       31,338,672        8,099,495        11,799,063      104,905,016
               Expenditures for segment
                 assets                           9,054,519        4,393,023                -         2,302,265       15,749,807
               Goodwill                             585,406        4,956,402                -                 -        5,541,808

               2003

               Revenue from external
                 customer                   NT$  45,026,868  NT$  12,142,396  NT$           -   NT$     142,506  NT$  57,311,770
               Inter-segment revenues                90,576          103,249                -         5,082,561        5,276,386
               Interest revenue                      53,678            7,593           47,621             5,735          114,627
               Interest expense                     734,312          147,975          429,750           107,315        1,419,352
               Net interest revenue
                 (expense)                         (680,634)        (140,382)        (382,129)         (101,580)      (1,304,725)
               Depreciation and
                 amortization                     6,527,475        5,251,832            1,890           985,371       12,766,568
               Segment profit (loss)              2,692,936          124,234         (706,384)         (623,056)       1,487,730
               Segment asset                     61,923,742       33,343,057        6,578,117        12,479,327      114,324,243
               Expenditures for segment
                 assets                           9,084,929        6,027,521                -         2,121,874       17,234,324
               Goodwill                             481,123        4,115,111                -                 -        4,596,234

                                                                                                                        (Continued)

                                                Packaging         Testing          Investing        All Other          Total

               2004

               Revenue from  external
                 customer                   NT$  64,735,754  NT$  16,473,924  NT$           -   NT$     501,966  NT$  81,712,644
               Inter-segment revenues               122,131          128,398                -         5,254,736        5,505,265
               Interest revenue                      52,103            6,445           19,516             1,614           79,678
               Interest expense                     605,596          132,320          166,910            73,579          978,405
               Net interest revenue
                 (expense)                         (553,493)        (125,875)        (147,394)          (71,965)        (898,727)
               Depreciation and
                 amortization                     7,648,147        5,881,685                -         1,256,440       14,786,272
               Impairment on assets                 175,348        1,774,749                -           512,000        2,462,097
               Segment profit (loss)              5,603,930          691,150       (1,737,156)       (1,026,108)       3,531,816
               Segment asset                     75,714,335       35,200,341        4,239,422        18,796,778      133,950,876
               Expenditures for segment
                 assets                          16,756,713        7,769,043                -         6,062,555       30,588,311
               Goodwill                             868,682        1,977,438                -                 -        3,336,376

               2004

               Revenue from  external
                 customer                   US$   2,039,595  US$     519,027  US$           -   US$      15,815  US$   2,574,437
               Inter-segment revenues                 3,848            4,045                -           165,556          173,449
               Interest revenue                       1,641              203              615                51            2,510
               Interest expense                      19,080            4,169            5,259             2,317           30,825
               Net interest revenue
                 (expense)                          (17,439)          (3,966)          (4,644)           (2,268)         (28,315)
               Depreciation and
                 amortization                       240,962          185,308                -            39,586          465,856
               Impairment on assets                   5,525           55,915                -            16,131           77,571
               Segment profit (loss)                176,557           21,775          (54,731)          (32,329)         111,272
               Segment asset                      2,385,455        1,109,021          133,567           592,211        4,220,254
               Expenditures for segment
                 assets                             527,937          244,771                -           191,007          963,715
               Goodwill                              27,369           62,301                -                 -          105,116

29. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE CORPORATION AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES

     The Company's consolidated financial statements have been prepared in accordance with ROC GAAP, which differ in the following respects from U.S.
     GAAP:

     a.   Pension benefits

          The Company adopted U.S. Statement of Financial Accounting Standards ("U.S. SFAS") No. 87, "Accounting for Pensions", on January 1, 1987. ROC SFAS No. 18, which is substantially similar in many aspects to U.S. SFAS No. 87, became effective in 1996 for listed companies in Taiwan. Therefore, pension expense, which includes an amount attributable to the unrecognized net obligation at the date of adoption, differs due to different adoption dates and is therefore adjusted.

     b.   Short-term investments

          Under ROC GAAP, marketable equity securities are carried at the lower of aggregate cost or market, and debt securities are carried at cost, with only unrealized losses recognized. Under U.S. SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", debt and equity securities that have readily determinable fair values are to be classified as either trading, available-for-sale or held-to-maturity securities. Debt securities for which the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity.

          All of the Company's short-term investments are classified as trading securities under U.S. GAAP, with gains and losses recognized currently in income. The unrealized gains included in earnings under U.S. GAAP for the years ended December 31, 2002, 2003 and 2004 were as follows:

                                               Year Ended December 31
                                   --------------------------------------------
                                        2002           2003           2004
                                   --------------  ------------  --------------
                                        NT$            NT$         NT$     US$

          Unrealized gain (loss)      (38,844)        3,151      (1,011)   (32)

          All of the Company's short-term investments in mutual funds, stocks, commercial papers and convertible bonds are held principally for the purpose of selling them in the near term.

     c.   Bonuses to employees, directors and supervisors

          According to ROC regulations and the Articles of Incorporation of the Company, a portion of distributable earnings should be set aside as bonuses to employees, directors and supervisors. Bonuses to directors and supervisors are always paid in cash. However, bonuses to employees may be granted in cash or stock or both. All of these appropriations, including stock bonuses which are valued at par value of NT$10, are charged against retained earnings under ROC GAAP after such appropriations are formally approved by the shareholders in the following year. Under U.S. GAAP, such bonuses are charged against income earned in the current year. Shares issued as part of these bonuses are recorded at fair market value. Since the amount and form of such bonuses are not usually determinable until the shareholders' board of directors meeting in the subsequent year, the total amount of the aforementioned bonuses is initially accrued based on the management's estimate regarding the amount to be paid based on the Company's Articles of Incorporation. Any difference between the initially accrued amount and the fair market value of any shares issued as bonuses is recognized in the year of approval by the shareholders.

          Aside from the aforementioned bonus plan, the Company granted a special stock bonus to employees of NT$2,506,617 thousand in 2000. Employees who received the special stock bonus are required to continue working for the Company for an additional three years. Accordingly, the amount of special stock bonuses is being allocated over three years as additional compensation expense in the consolidated statement of income under U.S. GAAP.

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

     f. Excess of book value on transfer of buildings between consolidated subsidiaries

          ASE Test, Inc., a consolidated subsidiary, purchased buildings and facilities from another consolidated subsidiary, ASE Technologies, in 1997. The purchase price of the building from ASE Technologies was based on market value. Such additional payment for the excess of book value of NT$17,667 thousand was capitalized by ASE Test, Inc. as allowed under ROC GAAP. Under U.S. GAAP, transfers of assets between entities under common control are accounted for using their historic cost.

     g.   Gain on sales of subsidiary's stock

          The carrying value of stock investments in ASE Test by J&R Holding Limited under ROC GAAP is different from that under U.S. GAAP mainly due to the differences in accounting for bonuses to employees, directors and supervisors.

     h.   Effects of U.S. GAAP adjustments on equity-method investments

          The carrying values of equity-method investments and the investment income (loss) accounted for by the equity method in HCDC, HCKC, USI and Inprocomm are reflected in the consolidated financial statements under ROC GAAP. The financial statements of these equity investees prepared under ROC GAAP are different from the financial statements of such equity investees prepared under U.S. GAAP mainly due to the differences in accounting for bonuses to employees, directors and supervisors and the depreciation of buildings. Therefore, the investment income (loss) has been adjusted to reflect the differences between ROC GAAP and U.S. GAAP in the investees' financial statements.

     i.   Impairment of long-lived assets

          Under U.S. GAAP, in accordance with U.S. SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed by comparing undiscounted net cash flows of the assets against the net book value of the assets. If the recoverability test indicates that an impairment has occurred, the impairment loss is the amount of the asset's net book value in excess of the related fair value. Prior to 2004, there were no requirements related to the evaluation of recoverability of the carrying value of long-lived assets under ROC GAAP, and accordingly, the Company applied the same accounting for impairment of long-lived assets as U.S. SFAS No. 144 for both ROC GAAP and U.S. GAAP reporting. On December 31, 2004, the Company adopted ROC SFAS No.35 "Impairment of Assets", which requires that long-lived assets should be tested for impairment annually.

     j.   Stock dividends

          Under ROC GAAP, stock dividends are recorded at par value with a charge to retained earnings. Under U.S. GAAP, if the ratio of distribution is less than 25 percent of the same class of shares outstanding, the fair value of the shares issued should be charged to retained earnings. The difference for 2003 and 2004 stock dividends would be treated as an additional reduction to retained earnings and an increase to capital surplus amounting to NT$143 million and NT$3,285 million (US$104 million), respectively.

     k.   Stock option compensation

          Under ROC GAAP, all stock-based compensation for awards granted or modified after January 1, 2004 should be accounted for in conformity with the related Interpretations of ARDF in the ROC. The compensation cost is measured based on the intrinsic value method and accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. The intrinsic value of the shares is recognized as expense over the requisite service or vesting period. For U.S. GAAP reporting, the Company has elected to follow Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", which measures compensation expense based on the difference, if any, between the market price of the underlying common shares and the exercise price of the stock option on the date of the grant. The Company is required under U.S. SFAS No. 123, "Accounting for Stock-based Compensation", to disclose the pro forma information regarding option grants to its employees computed as if the fair value method had been applied.

     l.   Derivative financial instruments

          Under ROC GAAP, the Company accounts for certain derivative instruments as cash flow hedges of certain forecasted transactions and accordingly any gains or losses on such contracts have been recorded to an other component of shareholder's equity. Under U.S. GAAP, accounting for derivative instruments is covered under U.S. SFAS No. 133, as amended, which requires that all entities recognize derivative instruments as assets and liabilities in the statement of financial positions at fair value. If certain conditions are met, including certain rigorous documentation requirements, entities may elect to designate a derivative instrument as a hedge. Under U.S. GAAP, the Company does not apply hedge accounting, and derivatives have historically been, and continue to be, recorded on the consolidated balance sheet at fair value, with the changes in fair values recorded in current period earnings.

     m.   Goodwill

          Under ROC GAAP, the Company amortizes goodwill arising from acquisitions over 10 years. Total amortization expenses of goodwill under ROC GAAP in 2002, 2003 and 2004 are NT$815,573 thousand, NT$819,253 thousand and NT$877,582 thousand (US$27,649 thousand), respectively. Under U.S. GAAP, SFAS No. 142 requires the Company to review for possible impairment goodwill existing at the date of adoption and perform subsequent impairment tests on at least an annual basis. In addition, existing goodwill and intangible assets must be reassessed and classified consistently in accordance with the criteria set forth in U.S. SFAS No. 141 and U.S. SFAS No. 142. As a result, the Company will no longer amortize goodwill. Definite-lived intangible assets will continue to be amortized over their estimated useful lives. The Company completed its transitional impairment test on January 1, 2002 and found no impairment. The Company performed its annual impairment test during the fourth quarter and determined that the goodwill related to the acquisition of ASE Test and ISE Labs was impaired and recorded a charge of NT$2,213,045 thousand and NT$1,337,670 thousand (US$42,145 thousand) in 2002 and 2004, respectively.

          On December 31, 2004, the Company adopted ROC SFAS No.35 "Impairment of Assets" which requires that long-lived assets should be tested for impairment annually. In conjunction of ROC SAFS No.35, the Company recognized on impairment loss of NT$1,950,097 thousand (US$61,440 thousand). Under ROC GAAP, the Company will continue to amortize goodwill.

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

     o.   Impairment of long-term investments

          ROC GAAP and U.S. GAAP require an assessment of impairment of long-term investments whenever events or circumstances indicate a decline in value may be other than temporary. The criteria for determining whether on not an impairment charge is required are similar under ROC GAAP and U.S. GAAP; however, the methods to measure the amount of impairment may be based on different estimates of fair values depending on the circumstances. When impairment is determined to have occurred, U.S. GAAP generally requires the market price to be used, if available, to determine the fair value of the long-term investment and measure the amount of impairment at the reporting date. Under ROC GAAP, if the market price is deemed to be a result of an inactive market, another measure of fair value may be used. As such, the Company determined an other-than-temporary impairment occurred in one of its long-term investments in an equity-method investee at December 31, 2002. The amount recorded for U.S. GAAP was based on the market price of the stock of the investee at December 31, 2002. The difference resulted in an additional impairment charge for 2002 under U.S. GAAP of NT$883,620 thousand. No impairment charge was incurred under U.S. GAAP in 2003 as a result of the increase of the market price of the stock of investee companies. On December 31, 2004, the Company adopted ROC SFAS No. 35 and, in accordance with this standard, determined that an impairment charge of NT$512,000 thousand (US$16,131 thousand) was required. Under U.S. GAAP, the Company recorded an impairment charge of NT$1,707,000 thousand (US$53,781 thousand) in 2004.

     The following schedule reconciles net income (loss) and shareholders' equity under ROC GAAP as reported in the consolidated financial statements to the approximate net income (loss) and shareholders' equity amounts as determined under U.S. GAAP, giving effect to adjustments for the differences listed above.

                                                                                  Year Ended December 31
                                                                   --------------------------------------------------------
                                                                       2002           2003                2004
                                                                   ------------   ------------  ---------------------------
                                                                       NT$            NT$           NT$            US$
     Net income

     Net income based on ROC GAAP                                       129,035      2,742,796     4,209,690        132,630
                                                                   ------------   ------------  ------------   ------------
     Adjustments:
       a. Pension benefits                                                2,619          3,172         2,568             81
       b. Short-term investments                                        (38,844)         3,151        (1,011)           (32)
       c. Bonuses to employees, directors and supervisors:
            Accrued regular bonuses                                          -       (307,500)     (609,008)       (19,187)
            Special stock bonuses                                     (835,539)      (417,769)            -              -
       d. Loss from sale of treasury stock                                 -          354,787             -              -
       e. Depreciation of buildings                                    (99,981)      (101,242)      (98,828)        (3,114)
       f. Excess of book value of building transferred between
          consolidated subsidiaries                                         432            432           432             13
       h. Effects for U.S. GAAP adjustments on equity-method
          investees                                                     198,839        186,055       436,619         13,756
       k. Stock option compensation                                           -       (819,027)      238,602          7,517
       l. Derivative financial instruments                                    -              -      (374,444)       (11,797)
       m. Goodwill
            Amortization                                               815,573        819,253       877,582         27,649
            Impairment loss                                         (2,213,045)             -       612,427         19,295
       o. Net impact of impairment loss on equity-method
           investees                                                  (883,620)             -    (1,195,000)       (37,649)
        Effect of U.S. GAAP adjustment on income tax                     10,783         10,953       109,068          3,436
        Effect of U.S. GAAP adjustment on minority interest            (160,517)      (123,050)       88,376          2,785
                                                                   ------------   ------------  ------------   ------------
     Net decrease in net income                                      (3,203,300)      (390,785)       87,383          2,753
                                                                   ------------   ------------  ------------   ------------

     Net income (loss) based on U.S. GAAP                            (3,074,265)     2,352,011     4,297,073        135,383
                                                                   ============   ============  ============   ============

     Earnings (loss) per share
       Basic                                                              (0.85)          0.63          1.11           0.03
       Diluted                                                            (0.85)          0.63          1.09           0.03

                                                                                                                         (Continued)

                                                                                  Year Ended December 31
                                                                   ---------------------------------------------------------
                                                                       2002           2003                2004
                                                                   ------------   ------------  ----------------------------
                                                                       NT$            NT$           NT$            US$
     Net income


     Earnings (loss) per ADS (Note 30(i))
       Basic                                                              (4.26)          3.16           5.57           0.18
       Diluted                                                            (4.26)          3.13           5.43           0.17
     Number of weighted average shares outstanding (Note 30(i))
       Basic                                                      3,609,773,466  3,721,211,293  3,855,990,735  3,855,990,735
       Diluted                                                    3,609,773,466  3,755,558,548  4,110,103,367  4,110,103,367

     Number of ADS
       Basic                                                        721,954,693    744,242,259    771,198,147    771,198,147
       Diluted                                                      721,954,693    751,111,710    822,020,673    822,020,673

     Shareholders' equity

     Shareholders' equity based on ROC GAAP                          39,430,666     45,122,602     51,311,759      1,616,628
                                                                   ------------   ------------  -------------   ------------
     Adjustments:
       a. Pension benefits                                              (36,785)       (33,613)       (31,045)          (978)
       b. Restatement of short-term investments                           2,046          5,197          4,186            132
       c. Bonuses to employees, directors and supervisors                     -       (124,424)      (244,345)        (7,698)
       d. Treasury stock
            Reversal of unrealized loss                                 367,662         12,875         12,875            406
            Classification of treasury stock                           (378,138)       (23,351)       (23,351)          (736)
       e. Effect of U.S. GAAP adjustments on useful life               (276,207)      (377,449)      (476,277)       (15,006)
       f. Excess of book value of building transferred between
          related parties                                               (15,327)       (14,895)       (14,463)          (456)
       g. Restate carrying value of subsidiaries' long-term
            investment                                                   (8,619)        (8,619)        (8,619)          (272)
       h. Effects of the above adjustments on equity-method
            investments                                                 (73,819)       112,236        548,855         17,292
       k. Stock option compensation                                    (908,661)      (908,661)      (908,661)       (28,628)
       l. Derivative financial instruments                                    -              -       (337,837)       (10,644)
       m. Goodwill
            Amortization                                                815,573      1,634,826      2,512,408         79,156
            Impairment loss                                          (2,213,045)    (2,213,045)    (1,600,618)       (50,429)
       o. Impairment loss on equity-method investments                 (883,620)      (883,620)    (2,078,620)       (65,489)
       Effect of U.S. GAAP adjustments on income tax                     39,484         50,437        159,505          5,025
       Effect on U.S. GAAP adjustments on minority interest            (144,458)      (267,508)      (179,132)        (5,643)
                                                                   ------------   ------------  -------------   ------------
     Net decrease in shareholders` equity                            (3,713,914)    (3,039,614)    (2,665,139)       (83,968)
                                                                   ------------   ------------  -------------   ------------
     Shareholders' equity based on U.S. GAAP                         35,716,752     42,082,988     48,646,620      1,532,660
                                                                   ============   ============  =============   ============

     Changes in shareholders' equity based on U.S. GAAP:

     Balance, beginning of year                                      37,960,342     35,716,752    42,082,988      1,325,866
     Net income (loss) for the year                                  (3,074,265)     2,352,011     4,297,073        135,383
     Capital received in advance                                              -              -        42,759          1,347
     Adjustment for common shares issued as bonuses to employees,
       directors and supervisors                                        835,539        590,565       421,339         13,274
     Adjustment for stock option compensation                                 -        819,027      (238,602)        (7,517)
     Translation adjustment for subsidiaries                           (126,378)      (287,422)     (919,220)       (28,961)
     Adjustment from changes in ownership percentage of investees       102,888         57,668        15,332            483
     Unrealized loss on long-term investment in shares of stock          18,626              -        (1,781)           (56)
     Capital increase through the issuance of common stock
       through merger                                                         -              -     5,976,496        188,295
     Elimination of long-term investment balance on consolidation             -              -      (242,792)        (7,649)
     Sale (purchase) of treasury stock                                        -      2,850,524    (2,798,399)       (88,165)
     Unrecognized pension cost                                                -        (16,137)       11,427            360
                                                                   ------------   ------------  ------------   ------------
     Balance, end of year                                            35,716,752     42,082,988    48,646,620      1,532,660
                                                                   ============   ============  ============   ============

     A reconciliation of the significant balance sheet accounts to the approximate amounts as determined under U.S. GAAP is as follows:

                                                                           December 31
                                                            -----------------------------------------
                                                               2003                2004
                                                            ------------   --------------------------
                                                                NT$           NT$            US$
     Short-term investments

     As reported                                               3,017,779     3,194,183        100,636
     U.S. GAAP adjustments
        Restatement of investments to fair value                   5,197         4,186            132
                                                            ------------  ------------   ------------

     As adjusted                                               3,022,976     3,198,369        100,768
                                                            ============  ============   ============

     Long-term investments

     As reported                                               6,342,795     4,907,363        154,611
     U.S. GAAP adjustments
        Equity investments                                       112,236       548,855         17,292
        Impairment loss                                         (883,620)   (2,078,620)       (65,489)
                                                            ------------  ------------   ----- ------

     As adjusted                                               5,571,411     3,377,598        106,414
                                                            ============  ============   ============

     Buildings and improvement

     As reported                                              18,391,271    21,023,396        662,363
     U.S. GAAP adjustments
        Effect of U.S. GAAP adjustments on useful life          (377,449)     (476,277)       (15,006)
        Excess of book value of building transferred
          between related parties                                (14,895)      (14,463)          (456)
                                                            ------------  ------------   ------------
     As adjusted                                              17,998,927    20,532,656        646,901
                                                            ============  ============   ============

     Other assets

     As reported                                               4,587,365     7,425,350        233,943
     U.S. GAAP adjustments
        Effect of U.S. GAAP adjustments on income tax             50,437       159,505          5,025
                                                            ------------  ------------   ------------
     As adjusted                                               4,637,802     7,584,855        238,968
                                                            ============  ============   ============

     Goodwill

     As reported                                               4,596,234     3,336,376        105,116
     U.S. GAAP adjustments
        Restated carrying value of subsidiaries'
          long-term investment                                  (917,280)     (917,280)       (28,900)
        Goodwill amortization                                  1,634,826     2,512,408         79,156
        Impairment loss of goodwill                           (2,213,045)   (1,600,618)       (50,429)
                                                            ------------  ------------   ------------
      As adjusted                                              3,100,735     3,330,886        104,943
                                                            ============  ============   ============

     Current liabilities

     As reported                                              27,352,851    25,203,872        794,073
     U.S. GAAP adjustments
        Bonuses to employees, directors and supervisors          124,424       244,345          7,698
                                                            ------------  ------------   ------------
     As adjusted                                              27,477,275    25,448,217        801,771
                                                            ============  ============   ============

     Other liabilities

     As reported                                                 931,154     2,500,778         78,789
     U.S. GAAP adjustments
        Pension benefits                                          33,613        31,045            978
        Derivative financial instrumens                                -       337,837         10,644
                                                            ------------  ------------   ------------
     As adjusted                                                 964,767     2,869,660         90,411
                                                            ============  ============   ============

     As a result of the adjustments presented above, the approximate amounts of total assets based on U.S. GAAP were NT$111,720,650 thousand, NT$132,088,572 thousand (US$4,161,581 thousand) as of December 31, 2003 and 2004, respectively. Total liabilities based on U.S. GAAP were NT$59,282,103 thousand and NT$74,847,518 thousand (US$2,358,145 thousand)
     as of December 31, 2003 and 2004, respectively.

30.  ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP

     a.   Recent accounting pronouncements


          In March 2004, the Emerging Issues Task Force ("EITF") reached a consensus on EITF 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments". The consensus was that certain quantitative and qualitative disclosures should be required for debt and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS Nos. 115 and 124 that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. This EITF consensus is effective for fiscal years ending after December 15, 2003. Adoption of the EITF consensus did not result in an impact on the Company's financial position, results of operations or cash flows.

          In November 2004, the FASB issued SFAS No. 151, "Inventory Costs - An Amendment of ARB No. 43, Chapter 4." SFAS No. 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred on or after July 1, 2005. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

          In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment". This statement is a revision of SFAS No. 123 and supercedes APB Opinion No. 25. This statement establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on the accounting for transactions in which an entity obtains employee services in share-based payment transactions. Entities will be required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. This statement is effective as of the beginning of the first fiscal year that begins after January 1, 2006.

          Upon adoption, the Company has two application methods to choose from: the modified-prospective transition approach or the modified-retrospective transition approach. Under the modified-prospective transition method the Company would be required to recognize compensation cost for share-based awards to employees based on their grant-date fair value from the beginning of the fiscal period in which the recognition provisions are first applied as well as compensation cost for awards that were granted prior to, but not vested as of the date of adoption. Prior periods remain unchanged and pro forma disclosures previously required by SFAS No. 123 continue to be required. Under the modified-retrospective transition method, the Company would restate prior periods by recognizing compensation cost in the amounts previously reported in the pro forma footnote disclosure under SFAS No. 123. Under this method, the Company is permitted to apply this presentation to all periods presented or to the start of the fiscal year in which SFAS No. 123R is adopted. The Company would follow the same guidelines as in the modified-prospective transition method for awards granted subsequent to adoption and those that were granted and not yet vested. The Company has not yet determined which methodology it will adopt but believes that the impact that the adoption of SFAS No. 123R will have on its financial position or results of operations will approximate the magnitude of the stock-based employee compensation cost disclosed in Note 30 (e) pursuant to the disclosure requirements of SFAS No. 148.

          In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-Monetary Assets - An Amendment of APB Opinion No. 29" ("SFAS No. 153"). SFAS No. 153 amends APB Opinion No. 29, "Accounting for Non-Monetary Transactions" (Opinion 29). The amendments made by SFAS No. 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the exception for non-monetary exchanges of similar productive assets and replace it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The provisions in SFAS NO. 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 (July 1, 2005 for the Company). Early application of the SFAS No. 153 is permitted. The provisions of this Statement shall be applied prospectively. The Company does not expect the adoption of SFAS No. 153 to have a material effect on the Company's financial statements or its results of operations.

     b.   Pension

          Set forth below is pension information disclosed in accordance with U.S. SFAS 132 (R):

                                                                             Year Ended December 31
                                                       --------------------------------------------------------------------
                                                            2002              2003                    2004
                                                       ---------------   ---------------   --------------------------------
                                                            NT$               NT$               NT$              US$
          Components of net periodic benefit
            cost
             Service cost                                      261,810           355,624           455,913           14,364
             Interest cost                                      43,209            54,218            88,087            2,775
             Expected return on plan assets                    (23,003)          (19,413)          (25,961)            (818)
             Amortization of prior service cost                  1,557             7,989            13,670              431
                                                       ---------------   ---------------     -------------   --------------
          Net periodic benefit cost                            283,573           398,418           531,709           16,752
                                                       ===============   ===============   ===============   ==============

          Changes in benefit obligation
             Benefit obligation at beginning of
               year                                            848,888         1,443,917         1,985,971           62,570
             Benefit obligation from acquisition
               from ASE Japan                                        -                 -         1,133,061           35,698
             Service cost                                      261,810           355,624           455,913           14,364
             Interest cost                                      43,209            54,218            88,087            2,775
             Plan amendments                                         -            15,247                 -                -
             Actuarial loss                                    288,441           150,332           142,752            4,498
             Benefits paid                                      (8,374)          (21,414)          (52,649)          (1,659)
             Exchange loss (Gain)                                9,943           (11,953)           44,072            1,389
                                                       ---------------   ---------------   ---------------   --------------
          Benefit obligation at end of year                  1,443,917         1,985,971         3,797,207          119,635
                                                       ===============   ===============   ===============   ==============

          Change in plan assets
             Fair value of plan assets at
               beginning of year                               412,036           507,098           619,358           19,513
             Acquire form ASE - Japan                                -                 -           299,142            9,425
             Actual return on plan assets                       10,157             7,890            20,428              644
             Employer contribution                              85,050           113,173           138,320            4,358
             Benefits paid                                        (145)           (8,803)          (25,788)            (813)
                                                       ---------------   ---------------   ---------------   --------------
                                                               507,098           619,358         1,051,460           33,127
                                                       ---------------   ---------------   ---------------   --------------

                                                                                                                         (Continued)

                                                                             Year Ended December 31
                                                       --------------------------------------------------------------------
                                                            2002              2003                    2004
                                                       ---------------   ---------------   --------------------------------
                                                            NT$               NT$               NT$              US$
          Funded status                                        936,819         1,366,613         2,745,747           86,508
          Unrecognized actuarial gain (loss)                  (270,641)         (461,562)         (597,363)         (18,821)
          Additional pension cost                                    -            28,627             8,867              279
                                                       ---------------   ---------------   ---------------   --------------
          Net amount recognized (recognized as
            accrued pension cost)                              666,178           933,678         2,157,251           67,966
                                                       ===============   ===============   ===============   ==============

          Actuarial assumptions:

                                                                                                               2002 to 2004

          Discount rate                                                                                       2.50% to 5.00%
          Rate of compensation increase                                                                       3.00% to 5.00%
          Expected return on plan assets                                                                      2.50% to 5.00%

          The Company has no other post-retirement or post-employment benefit plans.

     c.   Short-term investments

          At December 31, 2003 and 2004, certain investments carried at cost under ROC GAAP were restated under U.S. SFAS 115:

                                                                       December 31
                               --------------------------------------------------------------------------------------------
                                             2003                                             2004
                               ---------------------------------  ---------------------------------------------------------
                                                     Unrealized                                               Unrealized
                               Carrying    Fair        Holding                                                 Holding
                                 Value     Value       Gains        Carrying Value         Fair Value           Gains
                               ---------  ---------  -----------  -------------------  ------------------  ----------------
                                  NT$       NT$         NT$          NT$       US$        NT$       US$       NT$     US$

         Short-term
           investments         3,017,779  3,022,976     5,197     3,194,183   100,636  3,198,369  100,768    4,186    132

     d.   Income tax benefit

                                                                           Year Ended December 31
                                                       --------------------------------------------------------------------
                                                            2002              2003                    2004
                                                       ---------------   ---------------   --------------------------------
                                                            NT$               NT$               NT$              US$

          Tax benefit                                          (66,469)         (276,788)          134,811            4,247
          Net change in deferred income tax
            assets (liabilities) for the period             (1,261,021)       (1,201,453)       (1,769,763)         (55,758)
          Income tax on undistributed earnings                 174,478           170,281            86,968            2,740
          Adjustment of prior years' income
            taxes                                                1,905            18,859            42,590            1,342
                                                       ---------------   ---------------   ---------------   --------------
                                                            (1,151,107)       (1,289,101)       (1,505,394)         (47,429)
                                                       ===============   ===============   ===============   ==============

          A reconciliation between the income tax calculated on pretax financial statement income based on the statutory tax rate and the income tax expense (benefit) which conforms to U.S. GAAP is as follows:

                                                                           Year Ended December 31
                                                       --------------------------------------------------------------------
                                                            2002              2003                      2004
                                                       ---------------   ---------------   --------------------------------
                                                            NT$               NT$               NT$              US$

          Tax (benefit) based on pre-tax
            accounting income (loss) at
            statutory rate                                  (1,064,135)          527,790         1,391,754           43,848
          Add (less) tax effects of:
             Permanent differences
                Tax-exempt income
                   Tax holiday                                 (52,126)         (481,214)         (642,285)         (20,236)
                   Gain from sale of securities                (16,798)          (10,357)           (9,527)            (300)
                Bonus to employee and directors                 52,221            96,519            92,602            2,918
                Other                                           65,259             7,691           (22,094)            (696)
          Tax credits
             Utilized                                         (331,255)         (439,457)       (1,081,023)         (34,059)
             Deferred                                          139,224        (1,179,213)       (1,364,379)         (42,986)

          Income taxes (10%) on undistributed
            earnings                                            54,598           170,281            86,968            2,740
          Adjustment of prior year's income tax                  1,905            18,859            42,590            1,342
                                                       ---------------   ---------------   ---------------   --------------
          Income tax expense (benefit)                      (1,151,107)       (1,289,101)       (1,505,394)         (47,429)
                                                       ===============   ===============   ===============   ==============

          The abovementioned taxes on pretax accounting income (loss) at the statutory rates for domestic and foreign entities are shown below:

                                                                           Year Ended December 31
                                                       --------------------------------------------------------------------
                                                            2002              2003                      2004
                                                       ---------------   ---------------   --------------------------------
                                                            NT$               NT$               NT$              US$

          Domestic entities in ROC
            (25% statutory rate)                              (282,713)          674,036        1,287,255            40,556
          Foreign entities
             ASE Korea Inc. (30.8% statutory
               rate)                                                 -            74,806          (37,683)           (1,187)
             ASE Japan (40% statutory rate)                          -                 -          101,429             3,195
             ISE Labs, Inc. (33% statutory rate)              (725,744)         (209,911)         (16,852)             (531)
             ASE Test Malaysia (30% statutory
               rate)                                           (55,678)          (11,141)          57,605             1,815
                                                       ---------------   ---------------   --------------   ---------------
                                                            (1,064,135)          527,790        1,391,754            43,848
                                                       ===============   ===============   ==============   ===============

          Deferred income tax assets and liabilities as of December 31, 2002, 2003 and 2004 are summarized as follows:

                                                                                            December 31
                                                                         --------------------------------------------------
                                                                              2003                       2004
                                                                         ---------------   --------------------------------
                                                                               NT$               NT$              US$
          Current deferred income tax assets
             Unused tax credits                                                1,054,370         1,463,022           46,094
             Provision for inventory obsolescence                                 50,475            19,572              617
             Provision for doubtful accounts and sales allowance                  33,754            38,436            1,211
             Unrealized foreign exchange loss                                     65,118            (4,424)            (139)
             Other                                                                29,752            86,259            2,717
                                                                         ---------------   ---------------   --------------
                                                                               1,233,469         1,602,865           50,500
             Valuation allowance                                                  (8,968)         (227,415)          (7,165)
                                                                         ---------------   ---------------   --------------
                                                                                1,224,501         1,375,450           43,335
                                                                         ===============   ===============   ==============

          Non-current deferred income tax assets (liabilities)
             Unused tax credits                                                3,101,039         4,376,234          137,878
             Accrued pension costs                                               153,924           538,129           16,954
             Loss carryforward                                                   483,538           236,759            7,459
             Investment income                                                  (144,000)         (144,000)          (4,537)
             Others                                                              170,824           373,489           11,767
                                                                         ---------------   ---------------   --------------
                                                                               3,765,325         5,380,611          169,521
          Valuation allowance                                                 (1,484,659)       (1,382,974)         (43,572)
                                                                         ---------------   ---------------   --------------
                                                                                2,280,666         3,997,637          125,949
                                                                         ===============   ===============   ==============
          Non-current deferred income tax liabilities
             Goodwill amortization                                               (34,674)           32,424            1,021
                                                                         ===============   ===============   ==============

     e.   Employee stock option plans

          ASE Option Plan

          Information regarding the Company's employee stock option plans is provided in note 19.

          ASE Test Option Plan

          ASE Test has six stock option plans, the 1996 Executive Management Option Plan (the "1996 Plan"), the 1997 Option Plan, the 1998 Option Plan, the 1999 Option Plan, the 2000 Option Plan and the 2004 Option Plan. Up to 10,000,000 shares, 3,200,000 shares, 1,600,000 shares,
          2,000,000 shares, 12,000,000 shares and 2,500,000 shares have been reserved for issuance under the 1996, 1997, 1998, 1999, 2000 and 2004 Option Plans, respectively.

          The 1996, 1997, 1998, 1999, 2000 and 2004 Option Plans granted the following stock options to purchase the ASE Test shares which are exercisable based on a vesting schedule over a period of five years until the expiration of options, to directors, officers and key employees. If any granted shares are forfeited, the shares may be granted again, to the extent of any such forfeiture.

          Each aforementioned option exercise price was equal to the stock's market price on the date of grant. Options granted under the 1996, 1997 and 1998 Option Plans expire 5 years after grant. Options granted under the 1999, 2000 and 2004 Option Plan expire 10 years after grant.

          Further Information regarding the option plans of ASE Test is presented below:

                                                                   Weighted
                                                                    Average      Weighted
                                                                    Exercise      Average
                                                      Number of       Price      Grant Date
                                                        Shares     Per Share    Fair Values

          Beginning balance - January 1, 2002          16,308,585  $    11.15
          Option granted                                  414,500        7.36     $  10.46
                                                                                  ========
          Option exercised                             (2,420,591)       8.62
          Option forfeited                               (882,051)       9.88
          Option expired                                  (89,080)      13.84
                                                   --------------
          Ending balance - December 31, 2002           13,331,363       11.55
          Option granted                                2,000,000       12.95     $  12.95
                                                                                  ========
          Option exercised                               (478,426)       8.99
          Option forfeited                               (568,860)      13.72
          Option expired                                 (982,659)      11.08
                                                   --------------
          Ending balance - December 31, 2003           13,301,418       11.80
          Option granted                                  260,000        6.18     $   6.18
                                                                                  ========
          Option exercised                               (512,815)       8.90
          Option forfeited                               (417,815)      11.82
          Option expired                               (1,753,340)      20.00
                                                   --------------
              Ending balance - December 31, 2004       10,877,448       10.48
                                                   ==============

          Options outstanding on December 31, 2004 and the related weighted average exercise price and remaining contractual life information are as follows (in U.S. dollars):

                                                          Outstanding               Exercisable
                                                  -------------------------   ------------------------     Weighted
                                                                  Weighted                    Weighted     Average
                                                                   Average                     Average    Remaining
                                                     Shares         Price        Shares        Price     Life (Years)

          Options with exercise price of:
          $  20-$25                                      724,800  $   22.70          685,700  $   22.57         4.56
          $  11.5-$12.95                               2,232,450      12.81          341,200      12.39         8.69
          $  5.5-$9                                    7,920,198       8.70        4,930,822       8.82         6.23
                                                  --------------              --------------
          Options outstanding at December 31,
            2004                                      10,877,448                   5,957,722
                                                  ==============              ==============

          Under U.S. GAAP, SFAS 123, "Stock-Based Compensation" effective in 1996, establishes accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. Under SFAS 123, the Company and ASE Test have elected to use the intrinsic value-based method and provide pro forma disclosures of net income and earnings per share as if the fair value accounting provisions of this statement had been adopted.

          ASE Test has computed, for pro forma disclosure purposes, the fair value of each option grant, as defined by U.S. SFAS No. 123, using the Black-Scholes option pricing model with the following assumptions:

                                       2002             2003            2004

          Risk-free interest rate    2.58%-4.48%        3.38%         3.5%-3.88%
          Expected life                5 years         5 years         5 years
          Expected volatility          62.14%           65.07%          78.28%
          Expected dividend              0%               0%              0%

          For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the option rights vesting periods. Had the Company and ASE Test recorded compensation costs based on the estimated grant date fair value, as defined by SFAS No. 123, the Company's net income (loss) under U.S. GAAP would have been reduced to the pro forma amounts below.

                                                                       Ended December 31
                                                   --------------------------------------------------------------
                                                        2002            2003                    2004
                                                   --------------  --------------   -----------------------------
                                                        NT$             NT$              NT$             US$

          Net income (loss) based on U.S. GAAP         (3,074,265)      2,352,011        4,297,073        135,383
          Stock - based compensation expense
            (net of tax)                                 (331,872)       (220,147)        (375,135)       (11,819)
                                                   --------------  --------------   --------------   ------------

          Pro forma net income (loss)                  (3,406,137)      2,131,864        3,921,938        123,564
                                                   ==============  ==============   ===============  ============

          Report EPS - Basic                                (0.85)           0.63             1.11           0.03
                                                        =========       =========        =========      =========
                     - Diluted                              (0.85)           0.63             1.09           0.03
                                                        =========       =========        =========      =========
          Pro forma EPS - Basic                             (0.94)           0.57             1.02           0.03
                                                        =========       =========        =========      =========
                        - Diluted                           (0.94)           0.57             0.99           0.03
                                                        =========       =========        =========      =========
          Reported EPS per ADS - Basic                      (4.26)           3.16             5.57           0.18
                                                        =========       =========        =========      =========
                               - Diluted                    (4.26)           3.13             5.43           0.17
                                                        =========       =========        =========      =========
          Pro forma EPS per ADS - Basic                     (4.72)           2.86             5.09           0.16
                                                        =========       =========        =========      =========
                                - Diluted                   (4.72)           2.84             4.97           0.16
                                                        =========       =========        =========      =========

          The pro forma amounts reflect compensation expense related to the Company 2004 option plan and ASE Test 1996, 1997, 1998, 1999, 2000 and 2004 option plans granted and vested only. In future years, the annual compensation expense may increase relative to the fair value of the options granted and vested in those future years.

     f. In accordance with U.S. SFAS No. 130, the statement of comprehensive income (loss) for the each years ended December 31, 2002, 2003 and 2004 are presented below:

                                                                        Year Ended December 31
                                                   --------------------------------------------------------------
                                                        2002            2003                    2004
                                                   --------------  --------------   -----------------------------
                                                        NT$             NT$              NT$             US$


          Net income (loss) based on U.S.
            GAAP                                       (3,074,265)       2,352,011      4,297,073         135,383
          Translation adjustments on
            subsidiaries, net of income tax
            benefit of NT$31,595 thousand,
            NT$71,856 thousand and NT$229,805
            thousand in 2002, 2003 and 2004,
            respectively                                  (94,783)        (215,566)      (689,415)        (21,720)

                                                                                                                         (Continued)

                                                                        Year Ended December 31
                                                   -----------------------------------------------------------------
                                                        2002            2003                    2004
                                                   --------------  --------------   --------------------------------
                                                        NT$             NT$              NT$             US$

          Unrecognized pension cost                             -         (16,137)           11,427              360
                                                   --------------  --------------   ---------------   --------------
          Comprehensive income (loss)                  (3,169,048)      2,120,308         3,619,085          114,023
                                                   ==============  ==============   ===============   ==============

     g.   U.S. GAAP cash flow information

          The following schedule presents the major captions of cash flows in accordance with SFAS 95:

                                                                        Year Ended December 31
                                                   -----------------------------------------------------------------
                                                        2002            2003                    2004
                                                   --------------  --------------   --------------------------------
                                                        NT$             NT$              NT$             US$

          Cash flows
             Net cash provided by operating
               Activities                              11,313,800      13,295,953        19,419,255          611,823
             Net cash used in investing activities    (13,719,654)    (18,572,586)      (30,825,342)        (971,183)
             Net cash provided by financing
               Activities                                 530,491       4,221,190         9,234,004          290,926
                                                   --------------  --------------   ---------------  ---------------
             Net decrease in cash                      (1,875,363)     (1,055,443)       (2,172,083)         (68,434)
             Cash, beginning of year                   11,770,729       9,829,508         8,562,425          269,768
             Effect of exchange rate changes in
               Cash                                       (65,858)       (211,640)         (415,239)         (13,082)
                                                   --------------  --------------   ---------------  ---------------
                                                        9,829,508       8,562,425         5,975,103          188,252
                                                   ==============  ==============   ===============  ===============

          The significant reclassifications for U.S. GAAP cash flow statements pertain to the compensation to directors and supervisors and bonuses to employees is shown in the operating activity under U.S. GAAP (as opposed to financing activities under ROC GAAP).

     h.   Goodwill

          On January 1, 2002, the Company adopted U.S. SFAS No. 142, "Goodwill and Other Intangible Assets", which requires that goodwill no longer be amortized, and instead, be tested for impairment on a periodic basis. In conjunction with the implementation of U.S. SFAS No. 142, the Company completed a goodwill impairment review as of January 1, 2002 using a fair-value based approach in accordance with the provision of the standard and found no impairment.

          Based on acquisitions completed as of June 30, 2001, application of the goodwill non-amortization provisions resulted in a decrease in amortization of approximately NT$815,573 thousand for 2002. The Company completed its annual goodwill impairment test at December 31, 2002 and determined that it had impairment of NT$2,213,045 thousand relating to the remaining goodwill associated with its acquisition of ASE Test. The Company also completed its annual goodwill impairment test at December 31, 2004 and determined impairment of NT$1,337,670 thousand (US$42,145 thousand) of the remaining goodwill associated with its acquisition of ISE Labs. As of December 31, 2004, the Company had goodwill of NT$3,330,886 thousand (US$104,943 thousand) primarily from the reporting units of the testing operations.

          Changes in the carrying amount of goodwill for the years ended December 31, 2003 and 2004, by reportable segment, are as follows:

                                          Packaging        Testing           Other                      Total
                                       ---------------  ---------------  ---------------   --------------------------------
                                            NT$              NT$              NT$               NT$             US$

          Balance as of January
            1, 2003                            172,041        3,055,015                -         3,227,056          101,672
          Translation adjustment                (6,734)        (119,587)               -          (126,321)          (3,980)
                                       ---------------  ---------------  ---------------   ---------------  ---------------
          Balance as of
            December 31, 2003                  165,307        2,935,428                -         3,100,735           97,692
          Goodwill acquired
            during the period                  683,774          459,893          512,818         1,656,485           52,189
          Goodwill impairment                        -       (1,337,670)               -        (1,337,670)         (42,145)
          Translation adjustment                (4,141)         (83,276)          (1,247)          (88,664)          (2,793)
                                       ---------------  ---------------    -------------     -------------    -------------
          Balance as of
            December 31, 2004                  844,940        1,974,375          511,571         3,330,886          104,943
                                       ===============  ===============  ===============   ===============  ===============

     i.   Earnings per share

          The following table represents the computation of basic and diluted earnings (loss) per share for each of the years ended at December 31:

                                                    2002                2003                      2004
                                              -----------------   -----------------   -----------------------------------
                                                    NT$                 NT$                 NT$                US$

          Basic EPS
            Net Income (loss)                       (3,074,265)          2,352,011           4,297,073            135,383
            Interest, net of tax,
              paid on convertible bonds                      -                   -             163,549              5,153
                                              -----------------   -----------------   -----------------  -----------------
          Diluted EPS
            Net Income (Loss)                        (3,074,265)          2,352,011           4,460,622            140,536
                                              =================   =================   =================  =================
            Weighted average shares
              outstanding
                Basic                             3,609,773,466       3,721,211,293       3,855,990,735      3,855,990,735
                Effect of
                  dilutive Securities                         -          34,347,255         254,112,632        254,112,632
                                              -----------------   -----------------   -----------------  -----------------
                Diluted                           3,609,773,466       3,755,558,548       4,110,103,367      4,110,103,367
                                              =================   =================   =================  =================

          Diluted earnings per share for the year ended December 31, 2004 were calculated as follows:

          The denominator was the weighted average number of outstanding common shares which equaled 4,110,103,367 shares in 2004 adjusted for the effect of the ASE stock options and convertible bonds in 2004.

          The denominator used for purposes of calculating earnings (loss) per ADS was the above-mentioned weighted average outstanding shares divided by five (one ADS represents five common shares). The numerator was the same as mentioned in the above EPS calculation.

         ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND ITS SUBSIDIARIES

                                                                     SCHEDULE I

                                  Amount
             Contract          (in Million)       Strike Price    Maturity Date

ASE

Buy NTD Call / USD Put             US$157              32          2005.03.25
Sell NTD Call / USD Put               157             31.37        2005.08.25
Buy USD Call / NTD Put                 43             33.95        2008.09.25
Buy USD Put/NTD Call                    5            Note 1        2005.01.05
Sell USD Call/NTD Put                   5            Note 2        2005.01.05
Buy USD Put/JPY Call                    1            Note 3        2005.01.06
Sell USD Call/JPY Put                   2            Note 4        2005.01.06
Buy USD Put/NTD Call                    6            Note 5        2005.01.06
Sell USD Call/NTD Put                  12            Note 6        2005.01.06
Sell USD Call/JPY Put                   5            Note 7        2005.01.05
Sell USD Call/JPY Put                   5            Note 7        2005.02.03
Sell USD Call/JPY Put                   5            Note 7        2005.03.03
Sell USD Call/JPY Put                   5            Note 7        2005.04.05
Buy USD Put/JPY Call                    0.6          Note 8        2005.01.12
Sell USD Call/JPY Put                   1            Note 9        2005.01.12
Buy USD Put/JPY Call                    1            Note 10       2005.01.14
Sell USD Call/JPY Put                   1.75         Note 11       2005.01.14
Buy USD Put/NTD Call                    5            Note 1        2005.02.03
Sell USD Call/NTD Put                   5            Note 2        2005.02.03
Buy USD Put/NTD Call                    6            Note 5        2005.02.04
Sell USD Call/NTD Put                  12            Note 6        2005.02.04
Buy USD Put/JPY Call                    1            Note 3        2005.02.09
Sell USD Call/JPY Put                   2            Note 4        2005.02.09
Buy USD Put/NTD Call                    5            Note 1        2005.03.03
Sell USD Call/NTD Put                   5            Note 2        2005.03.03
Buy USD Put/JPY Call                    1            Note 3        2005.03.04
Sell USD Call/JPY Put                   2            Note 4        2005.03.04
Buy USD Put/NTD Call                    6            Note 5        2005.03.08
Sell USD Call/NTD Put                  12            Note 6        2005.03.08
Buy USD Put/NTD Call                    5            Note 1        2005.04.05
Sell USD Call/NTD Put                   5            Note 2        2005.04.05
Buy USD Put/JPY Call                    1            Note 3        2005.04.06
Sell USD Call/JPY Put                   2            Note 4        2005.04.06
Buy USD Put/NTD Call                    6            Note 5        2005.04.07
Sell USD Call/NTD Put                  12            Note 6        2005.04.07
Buy USD Put/JPY Call                    1            Note 3        2005.05.05
Sell USD Call/JPY Put                   2            Note 4        2005.05.05
Buy USD Put/NTD Call                    6            Note 5        2005.05.06
Sell USD Call/NTD Put                  12            Note 6        2005.05.06
Buy USD Put/NTD Call                    6            Note 5        2005.06.08
Sell USD Call/NTD Put                  12            Note 6        2005.06.08

Strike price is as follows:

Note 1:     If 32.10<USD/NTD<32.50, strike price is 32.50.
            If 32.00<USD/NTD<=32.10, strike price is 32.60.
            If 31.20<USD/NTD<=32.00, strike price is 32.70.
            If USD/NTD<=31.20, strike price is based on the spot rate plus
            100bp.

Note 2: If USD/NTD spot rate ever reaches 33.10 at anytime before expiration, and the settlement rate is >=32.5, strike price is 32.50.

Note 3:     If USD/JPY<=106.00, strike price is based on the spot rate plus
            100bp.
            If 106.00<USD/JPY<=108.00, strike price is 109.00.
            If 108.00<USD/JPY<=109.00, strike price is based on the spot rate plus 100bp.

Note 4:     If USD/JPY>109.00, strike price is 109.00.

Note 5: If USD/NTD spot rate never reaches 33.00 at anytime before expiration, and the settlement rate <=31.20, strike price is based on the spot rate plus 380bp.

            If USD/NTD spot rate ever reaches 33.00 at anytime before expiration, and the settlement rate <=31.20, strike price is based on the spot rate plus 380bp.

            If USD/NTD spot rate never reaches 33.00 at anytime before expiration, and the settlement rate 31.20<USD/NTD<=32.20, strike price is 32.58.

            If USD/NTD spot rate ever reaches 33.00 at anytime before expiration, and the settlement rate 31.20<USD/NTD<=32.20, strike price is 32.58.

            If USD/NTD spot rate never reaches 33.00 at anytime before expiration, and the settlement rate 32.20<USD/NTD<=32.58, strike price is based on the spot rate plus 380bp.

            If USD/NTD spot rate never reaches 33.00 at anytime before expiration, and the settlement rate >32.58, there is no transaction.

Note 6: If USD/NTD spot rate ever reaches 33.00 at anytime before expiration, and the settlement rate 32.20<USD/NTD<=32.58, strike price is 32.39.

            If USD/NTD spot rate ever reaches 33.00 at anytime before expiration, and the settlement rate >32.58, strike price is 32.20.

Note 7: If USD/JPY>103.50, and spot rate ever reaches 106.20 at anytime before expiration, strike price is 103.50.

Note 8:     If USD/JPY<=106.50, strike price is based on the spot rate plus
            200bp.
            If 106.5<USD/JPY<=107.50, strike price is 112.00.
            If 107.5<USD/JPY<=108.50, strike price is 111.00.
            If 108.5<USD/JPY<=110.00, strike price is 110.00.

Note 9: If USD/JPY>110.00, and spot rate ever reaches 114.00 at anytime before the expiry, strike price is 110.00.

Note 10:    If USD/JPY<=106.50, strike price is based on the spot rate plus
            100bp.
            If 106.5<USD/JPY<=107.50, strike price is 112.00.
            If 107.5<USD/JPY<=108.50, strike price is 111.00.
            If 108.5<USD/JPY<=110.00, strike price is 110.00.

Note 11: If USD/JPY>110.00, and spot rate ever reaches 113.80 at anytime before the expiry, strike price is 110.00.

                           Amount
        Contract        (in Millions)    Strike Price    Maturity Date

ASE Test Inc.

Sell USD Call/NTD Put        $2              Note 1      January 12, 2005
Sell USD Call/NTD Put         2              Note 2      January 12, 2005
Buy USD Put/NTD Call          1              Note 3      January 12, 2005
Buy USD Put/NTD Call          1              Note 4      January 12, 2005
Sell USD Call/NTD Put         2              Note 1      February 14, 2005
Sell USD Call/NTD Put         2              Note 2      February 3, 2005
Buy USD Put/NTD Call          1              Note 3      February 14, 2005
Buy USD Put/NTD Call          1              Note 4      February 3, 2005
Sell USD Call/NTD Put         2              Note 1      March 10, 2005
Sell USD Call/NTD Put         2              Note 2      March 10, 2005
Buy USD Put/NTD Call          1              Note 3      March 10, 2005
Buy USD Put/NTD Call          1              Note 4      March 10, 2005
Sell USD Call/NTD Put         2              Note 1      April 12, 2005
Sell USD Call/NTD Put         2              Note 2      April 12, 2005
Buy USD Put/NTD Call          1              Note 3      April 12, 2005
Buy USD Put/NTD Call          1              Note 4      April 12, 2005
Sell USD Call/NTD Put         2              Note 1      May 12, 2005
Buy USD Put/NTD Call          1              Note 3      May 12, 2005
Sell USD Call/NTD Put         2              Note 1      June 10, 2005
Buy USD Put/NTD Call          1              Note 3      June 10, 2005

Note 1:     If USD/NTD>=32.8, strike price=32.8.

Note 2:     If USD/NTD>=32.6, strike price=32.6.

Note 3:     If 31<USD/NTD<32.525, strike price=32.525.
            If USD/NTD<=31, strike price is based on the spot rate (at maturity date) plus 500 bps.

Note 4:     If 31<USD/NTD<32.5, strike price=32.5.
            If USD/NTD<=31, strike price is based on the spot rate (at maturity date) plus 1500 bps.

                            Amount
        Contract        (in Millions)     Strike Price     Maturity Date

ASE Korea

Sell USD Call/KRWPut         $2              $1.063         94.01.14
Sell USD Call/KRWPut          2               1.063         94.02.15
Sell USD Call/KRWPut          2               1.063         94.03.15
Sell USD Call/KRWPut          2               1.063         94.04.14
Sell USD Call/KRWPut          2               1.063         94.05.13
Sell USD Call/KRWPut          2               1.063         94.06.15
Buy KRW Call/USD Put          7               1.068         94.06.15
Sell USD Call/KRWPut          2               1.068         94.01.14
Sell USD Call/KRWPut          2               1.068         94.02.15
Sell USD Call/KRWPut          2               1.068         94.03.15
Sell USD Call/KRWPut          2               1.068         94.04.14
Sell USD Call/KRWPut          2               1.068         94.05.13
Sell USD Call/KRWPut          2               1.068         94.06.15
Buy KRW Call/USD Put          7               1.073         94.06.15

         ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND ITS SUBSIDIARIES

                                                                    SCHEDULE II

                            Amount
        Contract        (in Millions)     Strike Price     Maturity Date

Buy USD Put/JPY Call         US$10           Note 1         2005.07.27
Sell USD Call/JPY Put           20           Note 2         2005.07.27
Buy USD Put/JPY Call            10           Note 1         2005.08.29
Sell USD Call/JPY Put           20           Note 2         2005.08.29
Buy USD Put/JPY Call            10           Note 1         2005.09.27
Sell USD Call/JPY Put           20           Note 2         2005.09.27
Buy USD Put/JPY Call            10           Note 1         2005.10.27
Sell USD Call/JPY Put           20           Note 2         2005.10.27
Buy USD Put/JPY Call            10           Note 1         2005.11.28
Sell USD Call/JPY Put           20           Note 2         2005.11.28
Buy USD Put/JPY Call            10           Note 1         2005.12.22
Sell USD Call/JPY Put           20           Note 2         2005.12.22

Strike prices are determined as follows:

Note 1: If the USD/JPY spot rate never reaches 105.50 and 99.00, and if, on the maturity date of the option, USD/JPY rate at the cutoff time is less than 105.00, the strike price is 105.00.

            If the USD/JPY spot rate reaches 105.50 but never reaches 106.00 and 99.00, and if, on the maturity date of the option, USD/JPY rate at the cutoff time is less than 105.00, the strike price is 105.00.

            If the USD/JPY spot rate reaches 106.00 but never reaches 107.00 and 99.00, and if, on the maturity date of option, USD/JPY rate at cut-off time is less than 106.00, the strike price is 106.00.

            If the USD/JPY spot rate reaches 107.00 but never reaches 99.00, and if, on the maturity date of option, USD/JPY rate at cut-off time is less than 103.50, the strike price is 103.50.

Note 2: If the USD/JPY spot rate reaches 107.00 but never reaches 99.00, and if, on the maturity date of the option, the USD/JPY rate at cut-off time is greater than or equal to 103.50, the strike price is 103.50.

            If the USD/JPY spot rate reaches 99.00, there is no right and obligation.

         ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND ITS SUBSIDIARIES

                                                                   SCHEDULE III

                            Amount
        Contract        (in Millions)     Strike Price     Maturity Date

BUY USD Put/KRW Call         US$10           Note 1         2005.02.01
SELL USD Call/KRW Put           20           Note 2         2005.02.01
BUY USD Put/KRW Call            10           Note 1         2005.02.28
SELL USD Call/KRW Put           20           Note 2         2005.02.28
BUY USD Put/KRW Call            10           Note 1         2005.03.31
SELL USD Call/KRW Put           20           Note 2         2005.03.31
BUY USD Put/KRW Call            10           Note 1         2005.04.29
SELL USD Call/KRW Put           20           Note 2         2005.04.29

The strike prices are calculated as follows:

Note 1: If the USD/KRW spot rate never reaches 1080.00 at any time before expiration and the settlement rate <=1000.00, the strike price is based on the spot rate plus 10.

            If the USD/KRW spot rate ever reaches 1080.00 at any time before expiration and the settlement rate <=1000, the strike price is based on the spot rate plus 10.

            If the USD/KRW spot rate never reaches 1080.00 at any time before expiration and 1000.00<USD/KRW<=1050, the strike price is based on the spot rate of 1060.00.

            If the USD/KRW spot rate ever reaches 1080.00 at any time before expiration and 1000.00<USD/KRW<=1050.00, the strike price is based on the spot rate of 1060.00.

            If the USD/KRW spot rate never reaches 1080.00 at any time before expiration and 1050.00<USD/KRW<=1060.00, the strike price is based on the spot rate plus 10.

            If the USD/KRW spot rate never reaches 1080.00 at any time before expiration and the settlement rate >1060.00, there is no right or obligation.

Note 2: If the USD/KRW spot rate ever reaches 1080.00 at any time before expiration and 1050.00<USD/KRW<=1060.00, the strike price is based on the spot rate of 1055.00.

            If the USD/KRW spot rate never reaches 1080.00, and USD/KRW>1060.00, the strike price is based on the spot rate 1050.00.

            The exchange loss arising from such contract based on mark-to-market valuation was NT$1,774, and which was offset against the stockholders' equity.