Form 20-F
period 2005-12-31
ADVANCED SEMICONDUCTOR ENGINEERING INC
filed 2006-06-19
CIK 1122411

As filed with the Securities and Exchange Commission on June 19, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-16125

(Exact name of Registrant as Specified in Its Charter)

Advanced Semiconductor Engineering, Inc.
(Translation of Registrant’s Name into English)

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
None
(Title of Class)

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

4,557,372,300 Common Shares, par value NT$10 each

      Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
                       Yes   Ö       No ___

     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
                            Yes            No _Ö__

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
                       Yes   Ö       No ___

     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

      Large accelerated filer   Ö                                Accelerated filer ____                                     Non-accelerated filer ____

     Indicate by check mark which financial statement item the Registrant has elected to follow.

                       Item 17 ___ Item 18   Ö

     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                       Yes ___ No   Ö

ii

USE OF CERTAIN TERMS

     All references herein to (i) the “Company”, “ASE Group”, “ASE Inc.”, “we”, “us”, or “our” are to Advanced Semiconductor Engineering, Inc. and, unless the context requires otherwise, its subsidiaries, (ii) “ASE Test” are to ASE Test Limited and its subsidiaries, (iii) “ASE Test Taiwan” are to ASE Test, Inc., a company incorporated under the laws of the ROC, (iv) “ASE Test Malaysia” are to ASE Electronics (M) Sdn. Bhd., a company incorporated under the laws of Malaysia, (v) “ISE Labs” are to ISE Labs, Inc., a corporation incorporated under the laws of the State of California, (vi) “ASE Philippines” are to ASE Holdings Electronics (Philippines) Inc., a company previously incorporated under the laws of the Philippines, (vii) “Universal Scientific” are to Universal Scientific Industrial Co., Ltd., a company incorporated under the laws of the ROC, (viii) “ASE Material” are to ASE Material Inc., a company previously incorporated under the laws of the ROC that merged into ASE Inc. on August 1, 2004, (ix) “ASE Korea” are to ASE (Korea) Inc., a company incorporated under the laws of the Republic of Korea, (x) “ASE Chung Li” are to ASE (Chung Li) Inc., a company previously incorporated under the laws of the ROC that merged into ASE Inc. on August 1, 2004, (xi) “ASE Shanghai” are to ASE (Shanghai) Inc., a company incorporated under the laws of the PRC, (xii) “Hung Ching” are to Hung Ching Development & Construction Co. Ltd., a company incorporated under the laws of the ROC, (xiii) the “Securities Act” are to the U.S. Securities Act of 1933, as amended, and (xiv) the “Exchange Act” are to the U.S. Securities Exchange Act of 1934, as amended.

     All references to the “Republic of China”, the “ROC” and “Taiwan” are to the Republic of China, including Taiwan and certain other possessions. All references to “Korea” or “South Korea” are to the Republic of Korea. All references to the “PRC” are to the People’s Republic of China and exclude Taiwan, Macau and Hong Kong.

     We publish our financial statements in New Taiwan dollars, the lawful currency of the ROC. In this annual report, references to “United States dollars”, “U.S. dollars” and “US$” are to the currency of the United States; references to “New Taiwan dollars”, “NT dollars” and “NT$” are to the currency of the ROC; references to “RMB” are to the currency of the PRC; references to “JP¥” are to the currency of Japan; references to “EUR” are to the currency of the European Union; and references to “KRW” are to the currency of the Republic of Korea. Unless otherwise noted, all translations from NT dollars to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in NT dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of December 30, 2005, which was NT$32.80=US$ 1.00. All amounts translated into U.S. dollars in this annual report are provided solely for your convenience and no representation is made that the NT dollar or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or NT dollars, as the case may be, at any particular rate or at all. On May 31, 2006, the noon buying rate was NT$31.99=US$1.00.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This annual report on Form 20-F contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, including statements regarding our future results of operations and business prospects. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this annual report. We were not involved in the preparation of these projections. The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this annual report. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor packaging and testing services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new packaging, interconnect materials and testing technologies in order to remain competitive; our ability to successfully integrate pending and future mergers and acquisitions; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the ROC and the PRC; general economic and political conditions; possible disruptions in commercial activities caused by natural or human-induced disasters;

fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, see “Item 3. Key Information—Risk Factors”.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

     Not applicable.

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

     The selected consolidated income statement data and cash flow data for the years ended December 31, 2003, 2004 and 2005, and the selected consolidated balance sheet data as of December 31, 2004 and 2005, set forth below are derived from our audited consolidated financial statements included in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements. The selected consolidated income statement data and cash flow data for the years ended December 31, 2001 and 2002 and the selected consolidated balance sheet data as of December 31, 2001, 2002 and 2003 set forth below are derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements have been prepared and presented in accordance with generally accepted accounting principles in the ROC, or ROC GAAP, which differ in some material respects from generally accepted accounting principles in the United States, or U.S. GAAP. See note 30 to our consolidated financial statements for a description of the significant differences between ROC GAAP and U.S. GAAP for the periods covered by these consolidated financial statements. In October 2005, ASE Test disposed of its camera module assembly operations in Malaysia. See “Item 5. Information in this annual report from our consolidated statements of income for the years ended December 31, 2003, 2004 and 2005 has been adjusted to reflect the reclassification of ASE Test’s camera module assembly operations as discontinued operations. Information from our consolidated statements of cash flows has not been adjusted. Because ASE Test commenced its camera module assembly operations in 2003, no reclassification for periods prior to 2003 is required. See “Item 5. Operating and Financial Review and Prospects – Operating Results and Trend Information – Discontinued Operations”.

	As of and for the Year Ended December 31,

	2001	2002	2003	2004	2005

	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except earnings per share and per ADS data)
ROC GAAP:
Income Statement Data:
Net revenues	38,367.8	45,586.8	55,728.4	75,237.7	84,035.8	2,562.1
Cost of revenues	(32,957.0)	(38,492.2)	(45,118.0)	(59,641.1)	(69,518.0)	(2,119.5)

Gross profit	5,410.8	7,094.6	10,610.4	15,596.6	14,517.8	442.6
Total operating expenses	(5,872.9)	(6,554.2)	(7,537.2)	(8,639.8)	(8,698.6)	(265.2)

Operating expenses:
Selling	(877.9)	(909.4)	(1,204.9)	(1,341.1)	(1,100.0)	(33.5)
General and administrative	(2,797.6)	(2,780.2)	(3,170.1)	(3,840.0)	(4,284.3)	(130.7)
Goodwill amortization	(692.9)	(815.6)	(819.3)	(877.6)	(528.9)	(16.1)
Research and development	(1,504.5)	(2,049.0)	(2,342.9)	(2,581.1)	(2,785.4)	(84.9)

Income (loss) from operations	(462.1)	540.4	3,073.2	6,956.8	5,819.2	177.4
Non-operating income (expense):
Equity in earnings (losses) of equity
method investees—net	(868.8)	(162.4)	(20.1)	(174.4)	180.8	5.5
Goodwill amortization	(378.0)	(247.9)	(220.6)	(220.6)	(106.5)	(3.2)
Gain on sale of investment—net	50.7	101.3	618.9	57.1	71.7	2.2
Foreign exchange gain (loss)—net	247.5	(397.9)	(386.8)	(148.1)	175.2	5.3
Realized loss on long-term investments	—	—	(354.8)	—	—	—
Interest income (expense)—net	(1,739.3)	(1,578.6)	(1,304.4)	(894.4)	(1,397.7)	(42.6)
Impairment of long-lived assets	—	(1,225.6)	—	—	—	—
Impairment of goodwill	—	—	—	(1,950.1)	—	—

	As of and for the Year Ended December 31,

	2001	2002	2003	2004	2005

	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except earnings per share and per ADS data)
Loss on fire damage	—	—	—	—	(8,838.1)	(269.5)
Other investment loss(1)	—	—	—	(512.0)	—	—
Others—net	164.5	261.0	(115.0)	(151.4)	(1,578.4)	(48.1)

Income (loss) before income tax	(2,985.5)	(2,709.7)	1,290.4	2,962.9	(5,673.8)	(173.0)
Income tax benefit	199.2	1,140.3	1,278.7	1,397.0	118.6	3.6

Income (loss) from continuing operations	(2,786.3)	(1,569.4)	2,569.1	4,359.9	(5,555.2)	(169.4)
Discontinued operations(2)	—	—	196.8	568.2	353.7	10.8
Extraordinary loss, net of income tax benefit	(144.6)	(34.6)	(75.7)	—	—	—
Cumulative effect of change in accounting
principle(3)	—	—	—	(26.8)	—	—
Minority interest in net loss (income) of
subsidiaries	788.7	1,733.0	52.6	(691.6)	510.3	15.6

Net income (loss) attributable to
shareholders of parent company	(2,142.2)	129.0	2,742.8	4,209.7	(4,691.2)	(143.0)

Income (loss) from continuing operations
per common share	(0.48)	0.04	0.64	0.87	(1.15)	(0.03)
Earnings per common share(4):
Basic	(0.51)	0.03	0.67	0.99	(1.07)	(0.03)
Diluted	(0.51)	0.03	0.66	0.96	(1.07)	(0.03)
Dividends per common share(5)	1.70	—	1.00	0.57	1.00	0.03
Earnings per equivalent ADS(4):
Basic	(2.55)	0.16	3.33	4.94	(5.37)	(0.16)
Diluted	(2.55)	0.16	3.30	4.81	(5.37)	(0.16)
Number of common shares(6):
Basic	4,204.5	3,992.5	4,115.7	4,264.8	4,370.5	4,370.5
Diluted	4,204.5	3,992.5	4,153.7	4,545.9	4,370.5	4,370.5
Number of equivalent ADSs:
Basic	840.9	798.5	823.1	853.0	874.1	874.1
Diluted	840.9	798.5	830.7	909.2	874.1	874.1
Balance Sheet Data:
Current assets:
Cash and cash equivalents	11,770.7	9,829.5	8,562.4	5,975.1	13,263.8	404.4
Short-term investments	4,601.2	2,590.4	3,017.8	3,194.2	4,352.9	132.7
Notes and accounts receivable—net	7,126.1	8,998.5	12,909.7	13,676.2	15,585.6	475.2
Inventories	2,768.4	3,131.7	4,691.8	9,437.3	7,757.1	236.5
Others	3,383.2	2,481.7	2,276.2	3,612.1	6,713.8	204.7

Total	29,649.6	27,031.8	31,457.9	35,894.9	47,673.2	1,453.5

Long-term investments	9,530.4	6,566.7	6,342.8	4,907.4	4,898.1	149.3
Property, plant and equipment	60,555.1	63,088.9	67,339.9	82,339.9	68,040.8	2,074.4
Intangible assets	5,248.9	5,541.8	4,596.2	3,959.8	3,589.1	109.4
Other assets	1,342.3	2,675.8	4,587.4	6,848.9	7,053.5	215.1

Total assets	106,326.3	104,905.0	114,324.2	133,950.9	131,254.7	4,001.7

Short-term borrowings(7)	13,983.1	13,453.8	14,090.2	6,852.8	10,523.1	320.8
Long-term debts(8)	30,674.3	30,553.7	30,840.1	46,529.6	42,862.1	1,306.8
Other liabilities(9)	7,580.2	11,388.5	24,271.3	20,851.9	22,890.0	697.9

Total liabilities	52,237.6	55,396.0	59,124.0	74,234.3	76,275.2	2,325.5

Capital stock	32,548.0	32,548.0	35,802.8	41,000.0	45,573.7	1,389.4
Minority interest in consolidated
subsidiaries	12,142.4	10,078.3	10,077.6	8,404.8	7,902.0	240.9
Total shareholders’ equity	54,088.7	49,509.0	55,200.2	59,716.6	54,979.5	1,676.2
Cash Flow Data(2):
Net cash outflow from acquisition of
property, plant and equipment	(13,816.5)	(12,657.9)	(17,332.0)	(28,521.4)	(15,611.5)	(476.0)
Depreciation and amortization	11,127.3	12,286.3	12,766.6	14,786.3	15,032.8	458.3
Net cash inflow from operating activities	11,578.4	11,313.8	13,224.3	19,487.0	20,451.0	623.5
Net cash inflow from sale of ASE Inc.
common shares	—	—	2,850.5	—	—	—
Net cash outflow from investing activities	(17,302.0)	(13,719.7)	(18,370.5)	(30,823.3)	(13,414.8)	(409.0)

	As of and for the Year Ended December 31,

	2001	2002	2003	2004	2005

	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except earnings per share and per ADS data)
Net cash inflow (outflow) from financing
activities	2,854.5	530.5	4,090.8	9,164.2	(91.8)	(2.8)
Segment Data(2):
Net revenues:
Packaging	28,898.2	35,515.4	43,443.5	58,261.8	66,022.9	2,012.9
Testing	9,459.2	10,060.6	12,142.4	16,473.9	17,122.0	522.0
Others	10.4	10.8	142.5	502.0	890.9	27.2
Gross profit:
Packaging	4,625.8	6,255.4	7,749.4	11,146.0	10,128.7	308.8
Testing	782.8	841.2	2,855.3	4,332.7	4,433.1	135.2
Others	2.2	(2.0)	5.7	117.9	(44.0)	(1.4)

	As of and for the Year Ended December 31,

	2001	2002	2003	2004	2005

	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except earnings per share and per ADS data)
U.S. GAAP:
Income Statement Data:
Net revenues	38,367.8	45,586.8	55,728.4	75,237.7	84,035.8	2,562.1
Cost of revenues	(34,538.3)	(39,308.2)	(46,399.0)	(60,030.0)	(70,544.4)	(2,150.8)

Gross profit	3,829.5	6,278.6	9,329.4	15,207.7	13,491.4	411.3
Total operating expenses	(6,209.9)	(9,294.2)	(7,079.3)	(7,227.6)	(8,403.8)	(256.2)

Income (loss) from operations	(2,380.4)	(3,015.6)	2,250.1	7,980.1	5,087.6	155.1
Non-operating income (expense)	(2,704.6)	(2,747.7)	(1,238.4)	(5,127.2)	(11,520.5)	(351.2)
Income tax benefit (expense)	254.4	1,162.6	1,289.7	1,506.1	190.3	5.8
Discontinued operations(2)	—	—	196.8	568.2	353.7	10.8
Extraordinary loss	—	(46.1)	(75.7)	—	—	—
Cumulative effect of change in accounting
principle(3)	—	—	—	(26.8)	—	—
Minority interest in net loss (income) of
subsidiaries	784.0	1,572.5	(70.5)	(603.3)	358.4	10.9

Net income (loss)	(4,046.6)	(3,074.3)	2,352.0	4,297.1	(5,530.5)	(168.6)

Earnings per common share(4):
Basic	(1.03)	(0.78)	0.58	1.02	(1.27)	(0.04)
Diluted	(1.03)	(0.78)	0.57	0.95	(1.27)	(0.04)
Earnings per equivalent ADS(4):
Basic	(5.15)	(3.89)	2.89	5.08	(6.35)	(0.19)
Diluted	(5.15)	(3.89)	2.86	4.76	(6.35)	(0.19)
Number of common shares(10):
Basic	3,929.1	3,954.0	4,076.0	4,230.0	4,352.7	4,352.7
Diluted	3,929.1	3,954.0	4,113.7	4,509.1	4,352.7	4,352.7
Number of equivalent ADSs:
Basic	785.8	790.8	815.2	845.9	870.5	870.5
Diluted	785.8	790.8	822.7	901.8	870.5	870.5
Balance Sheet Data:
Current assets
Cash and cash equivalents	11,770.7	9,829.5	8,562.4	5,975.1	13,263.8	404.4
Short-term investments	4,642.1	2,592.4	3,022.9	3,198.4	4,369.3	133.2
Notes and accounts receivable—net	7,126.1	8,998.5	12,909.8	13,676.2	15,585.6	475.2
Inventories	2,768.4	3,131.7	4,691.8	9,437.3	7,757.1	236.5
Others	3,383.2	2,481.7	2,276.2	3,612.1	6,713.7	204.6

Total	29,690.5	27,033.8	31,463.1	35,899.1	47,689.5	1,453.9
Long-term investments	6,608.3	5,609.3	5,571.4	3,377.6	3,469.2	105.8
Property, plant and equipment	60,363.1	62,797.4	66,947.6	81,849.1	67,547.9	2,059.4
Intangible assets	4,331.6	3,227.0	3,100.8	3,954.4	4,112.6	125.4
Other assets	1,371.0	2,715.3	4,637.8	7,008.5	7,284.7	222.1

Total assets	102,364.5	101,382.8	111,720.7	132,088.7	130,103.9	3,966.6

Short-term borrowings(7)	13,983.1	13,453.8	14,090.2	6,852.8	10,523.1	320.8

	As of and for the Year Ended December 31,

	2001	2002	2003	2004	2005

	NT$	NT$	NT$	NT$	NT$	US$

Long-term debts(8)	30,674.3	30,553.7	30,840.1	46,529.6	42,862.1	1,306.8
Other liabilities(9)	7,619.6	11,425.4	14,351.8	21,465.2	23,526.4	717.3

Total liabilities	52,277.0	55,432.9	59,282.1	74,847.6	76,911.6	2,344.9

Minority interest	12,127.1	10,222.8	10,345.1	8,584.0	8,233.0	251.0
Capital stock	32,548.0	32,548.0	35,802.0	41,000.0	45,573.7	1,389.4
Total shareholders’ equity	37,960.4	35,727.2	42,093.5	48,657.1	44,959.3	1,370.7

(1)	Represents impairment charge of NT$512.0 million for goodwill relating to our unconsolidated affiliate Universal Scientific.

(2)	Amount for 2005 includes income from discontinued operations of NT$121.0 million (US$3.7 million) and gain on disposal of discontinued operations of NT$232.7 million (US$7.1 million), net of income tax expense. In October 2005, ASE Test disposed of its camera module assembly operations in Malaysia. Such operations were formerly classified as part of its packaging operations. Information in this annual report from our consolidated statements of income for the years ended December 31, 2003, 2004 and 2005 has been adjusted to reflect the reclassification of ASE Test’s camera module assembly operations as discontinued operations. Information from our consolidated statements of cash flows has not been adjusted. Because ASE Test commenced its camera module assembly operations in 2003, no reclassification for periods prior to 2003 is required. See “Item 5. Operating and Financial Review and Prospects – Operating Results and Trend Information – Discontinued Operations”.

(3)	As a result of our introduction of enterprise resource planning, or ERP, in order to increase our ability to effectively monitor our entire organization’s resource allocation, we switched from using the weighted-average method to using the moving-average method to price our raw materials and supplies.

(4)	The denominators for diluted earnings per common share and diluted earnings per equivalent ADS are calculated to account for the potential conversion of our convertible bonds into our common shares and ADS.

(5)	Dividends per common share issued as a stock dividend.

(6)	Represents the weighted average number of shares after retroactive adjustments to give effect to stock dividends and employee stock bonuses. Beginning in 2002, common shares held by consolidated subsidiaries are classified for accounting purposes as “treasury stock”, and are deducted from the number of common shares outstanding.

(7)	Includes current portions of long-term bank loans, capital lease obligations and long-term payable for investments.

(8)	Excludes current portions of long-term bank loans, capital lease obligations and long-term payable for investments.

(9)	Includes current liabilities other than short-term borrowings.

(10)	Represents the weighted average number of common shares after retroactive adjustments to give effect to stock dividends.

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

	NT Dollars per U.S. Dollar Noon Buying Rate

	Average	High	Low	Period-End

2001	33.91	35.13	32.23	35.00
2002	34.53	34.79	34.70	34.70
2003	34.40	34.98	33.72	33.99
2004	33.37	34.16	33.10	33.24
2005	32.13	33.77	30.65	32.80
November	33.58	33.71	33.39	33.51
December	33.29	33.56	32.80	32.80
2006
January	32.04	32.59	31.83	31.97
February	32.32	32.65	31.97	32.40
March	32.48	32.62	32.35	32.42
April	32.29	32.54	31.90	31.90
May	31.74	32.13	31.28	31.99

Source: Federal Reserve Statistical Release, Board of Governors of the Federal Reserve System.

     On May 31, 2006, the noon buying rate was NT$31.99 to US$1.00.

CAPITALIZATION AND INDEBTEDNESS

     Not applicable.

REASON FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

RISK FACTORS

Risks Relating to Our Business

Since we are dependent on the highly cyclical semiconductor industry and conditions in the markets for the end-use applications of our products, our revenues and net income may fluctuate significantly.

     Our semiconductor packaging and testing business is affected by market conditions in the highly cyclical semiconductor industry. All of our customers operate in this industry, and variations in order levels from our customers and service fee rates may result in volatility in our revenues and net income. From time to time, the semiconductor industry has experienced significant, and sometimes prolonged, downturns. As our business is, and will continue to be, dependent on the requirements of semiconductor companies for independent packaging and testing services, any future downturn in the semiconductor industry would reduce demand for our services. For example, in the fourth quarter of 2000, a worldwide downturn resulted in a significant deterioration in the average selling prices of, as well as demand for, our services in 2001, and adversely affected our operating results in 2001. Although the modest recovery in the semiconductor industry, evident in 2002 and 2003, strengthened in 2004 and 2005, we expect market conditions to continue to exert downward pressure on the average selling prices for our packaging and testing services. If we cannot reduce our costs to sufficiently offset any decline in average selling prices, our profitability will suffer and we may incur losses.

     Market conditions in the semiconductor industry depend to a large degree on conditions in the markets for the end-use applications of semiconductor products, such as communications, personal computer and consumer electronics products. Any deterioration of conditions in the markets for the end-use applications of the semiconductors we package and test would reduce demand for our services, and would likely have a material adverse effect on our financial condition and results of operations. In 2003, approximately 33.9%, 35.4% and 28.4% of our net revenues were attributable to the packaging and testing of semiconductors used in communications, personal computer, and consumer electronics applications, respectively. In 2004, approximately 37.6%, 32.3% and 26.7% of our net revenues were attributed to the packaging and testing of semiconductors used in communications, personal computer, and consumer electronics applications, respectively. In 2005, approximately 36.0%, 29.3% and 31.9% of our net revenues were attributed to the packaging and testing of semiconductors used in communications, personal computer, and consumer electronics applications, respectively. Each of the markets for end-use applications is subject to intense competition and significant shifts in demand, which could put pricing pressure on the packaging and testing services provided by us and adversely affect our revenues and net income.

A reversal or slowdown in the outsourcing trend for semiconductor packaging and testing services could adversely affect our growth prospects and profitability.

     In recent years, semiconductor manufacturers that have their own in-house packaging and testing capabilities, known as integrated device manufacturers, have increasingly outsourced stages of the semiconductor production process, including packaging and testing, to independent companies in order to reduce costs and shorten production cycles. In addition, the availability of advanced independent semiconductor manufacturing services has also enabled the growth of so-called “fabless” semiconductor companies that focus exclusively on design and marketing and outsource their manufacturing, packaging and testing requirements to independent companies. We cannot assure you that these integrated device manufacturers and fabless semiconductor companies will continue to outsource their packaging and testing requirements to third parties like us. A reversal of, or a slowdown in, this outsourcing trend could result in reduced demand for our services and adversely affect our growth prospects and profitability.

If we are unable to compete favorably in the highly competitive semiconductor packaging and testing markets, our revenues and net income may decrease.

     The semiconductor packaging and testing markets are very competitive. We face competition from a number of sources, including other independent semiconductor packaging and testing companies, especially those that offer turnkey packaging and testing services. We believe that the principal competitive factors in the packaging and testing markets are:

  the ability to provide total solutions to our customers;

  technological expertise;

  range of package types and testing platforms available;

  the ability to design and produce advanced and cost-competitive interconnect materials;

  the ability to work closely with our customers at the product development stage;

  responsiveness and flexibility;

  production cycle time;

  capacity;

  production yield; and

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

     The semiconductor industry is characterized by rapid increases in the diversity and complexity of semiconductors. As a result, we expect that we will need to constantly offer more sophisticated packaging and testing technologies and processes in order to respond to competitive industry conditions and customer requirements. If we fail to develop, or obtain access to, advances in packaging or testing technologies or processes, we may become less competitive and less profitable. In addition, advances in technology typically lead to declining average selling prices for semiconductors packaged or tested with older technologies or processes. As a result, if we cannot reduce the costs associated with our services, the profitability of a given service and our overall profitability may decrease over time.

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

  timing of capital expenditures in anticipation of future orders;

  changes in prices for our packaging and testing services;

  volume of orders relative to our packaging and testing capacity;

  our ability to design and produce advanced and cost-competitive interconnect materials;

  our ability to obtain adequate packaging and testing equipment on a timely basis;

  changes in costs and availability of raw materials, equipment and labor; and

  earthquakes, drought, epidemics and other natural disasters, as well as industrial and other incidents such as fires and power outages.

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

     We expect that interconnect materials will become an increasingly important value-added component of the semiconductor packaging business as technology migrates from the traditional wirebonding process towards the flip-chip wafer bumping process and interconnect materials such as advanced substrates represent a higher percentage of the cost of the packaging process. As a result, we expect that we will need to offer more advanced interconnect materials designs and production processes in order to respond to competitive industry conditions and customer requirements. In particular, our competitive position will depend to a significant extent on our ability to design and produce interconnect materials that are comparable to or better than those produced by independent suppliers and others. Many of these independent suppliers have dedicated greater resources than we have for the research and development and design and production of interconnect materials. In addition, we may not be able to acquire the technology and personnel that would enable us to further develop our in-house expertise and enhance our design and production capabilities. We have enhanced our interconnect materials capabilities through ASE Material (now operated as a division of our company but expected to be spun-off into a separate subsidiary, subject to approval at our annual general shareholders’ meeting in June 2006) and the commencement of interconnect materials production at ASE Shanghai. For more information on our interconnect materials operations, see “Item 4. Information on the Company – Business Overview – Principal Products and Services – Packaging Services – Interconnect Materials”. If

we are unable to maintain and enhance our in-house interconnect materials expertise to offer advanced interconnect materials that meet the requirements of our customers, we may become less competitive and our margins and profitability may suffer as a result.

Due to our high percentage of fixed costs, we will be unable to maintain our gross margin at past levels if we are unable to achieve relatively high capacity utilization rates.

     Our operations, in particular our testing operations, are characterized by relatively high fixed costs. We expect to continue to incur substantial depreciation and other expenses in connection with our previous acquisitions of packaging and testing equipment and facilities. Our profitability depends not only on the pricing levels for our services, but also on utilization rates for our packaging and testing machinery and equipment, commonly referred to as “capacity utilization rates”. In particular, increases or decreases in our capacity utilization rates can significantly affect gross margins since the unit cost of packaging and testing services generally decreases as fixed costs are allocated over a larger number of units. In periods of low demand, we experience relatively low capacity utilization rates in our operations, which leads to reduced margins. During 2001, we experienced lower than anticipated utilization rates in our operations due to a significant decline in worldwide demand for our packaging and testing services, which resulted in reduced margins during that period. Although our capacity utilization rates have improved, we cannot assure you that we will be able to maintain or surpass our past gross margin levels if we cannot consistently achieve or maintain relatively high capacity utilization rates.

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

     Our capital requirements are difficult to plan in our highly cyclical and rapidly changing industry. We will need capital to fund the expansion of our facilities as well as fund our research and development activities in order to remain competitive. We believe that our existing cash and cash equivalents, short-term investments, expected cash flow from operations and existing credit lines under our short-term loan facilities will be sufficient to meet our capital expenditures, working capital, cash obligations under our existing debt and lease arrangements, and other requirements for at least the next twelve months. However, future capacity expansions or market or other developments may cause us to require additional funds. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

  our future financial condition, results of operations and cash flows;

  general market conditions for financing activities by semiconductor companies; and

  economic, political and other conditions in Taiwan and elsewhere.

     If we are unable to obtain funding in a timely manner or on acceptable terms, our growth prospects and future profitability may decline.

Restrictive covenants and broad default provisions in our existing debt agreements may materially restrict our operations as well as adversely affect our liquidity, financial condition and results of operations.

     We are a party to numerous loan and other agreements relating to the incurrence of debt, many of which include restrictive covenants and broad default provisions. In general, covenants in the agreements governing our existing debt, and debt we may incur in the future, may materially restrict our operations, including our ability to incur debt, pay dividends, make certain investments and payments and encumber or dispose of assets. In the event of a prolonged downturn in the demand for our services as a result of a downturn in the worldwide semiconductor industry or otherwise, we cannot assure you that we will be able to remain in compliance with our financial covenants which, as a result, may lead to a default. Furthermore, a default under one agreement by us or one of our subsidiaries may also trigger cross-defaults under our other agreements. In the event of default, we may not be able to cure the default or obtain a waiver on a timely basis. An event of default under any agreement governing our existing or future debt, if not cured or waived, could have a material adverse effect on our liquidity, financial condition and results of operations.

     We have on occasion failed to comply with certain financial covenants in some of our loan agreements. Such non-compliance may also have, through broadly worded cross-default provisions, resulted in default under some of the agreements governing our other existing debt. For example, we failed to comply with certain debt ratios in some of our loan agreements as a result of additional borrowings to fund increased capital expenditures in 2004 without an increase in net income and as a result of the fire at our facilities in Chung Li, Taiwan in May 2005. By July 2005, we had either obtained waivers for, or refinanced on a long-term basis, all of the relevant loans, and as such are not in default under any of our existing debt. For these and other reasons, including our financial condition and our relationship with our lenders, no lender has to date sought and we do not believe that any of our lenders would seek to declare a default or enforce remedies in respect of our existing debt as a result of cross-default provisions or otherwise, although we cannot provide any assurance in this regard.

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

     The United States Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending December 31, 2006. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Furthermore, during the course of the evaluation, documentation and attestation, we may identify deficiencies that we may not be able to remedy in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. If we fail to achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls, on an ongoing basis, over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

If we are unable to obtain additional packaging and testing equipment or facilities in a timely manner and at a reasonable cost, our competitiveness and future profitability may be adversely affected.

     The semiconductor packaging and testing businesses are capital intensive and require significant investment in expensive equipment manufactured by a limited number of suppliers. The market for semiconductor packaging and testing equipment is characterized, from time to time, by intense demand, limited supply and long delivery cycles. Our operations and expansion plans depend on our ability to obtain a significant amount of such equipment from a limited number of suppliers, including, in the case of wire bonders, Kulicke & Soffa Industries Inc., and in the case of testers, Agilent Technologies, Inc., Teradyne, Inc., Credence Systems Corporation and LTX Corporation. From time to time we have also leased certain equipment and have in the past two years increased the amount of equipment we lease. We have no binding supply agreements with any of our suppliers and acquire our packaging and testing equipment on a purchase order basis, which exposes us to changing market conditions and other substantial risks. For example, shortages of capital equipment could result in an increase in the price of equipment and longer delivery times. Semiconductor packaging and testing also require us to operate sizeable facilities. If we are unable to obtain equipment or facilities in a timely manner, we may be unable to fulfill our customers’ orders, which could adversely affect our growth prospects as well as financial condition and results of operations. See “Item 4. Information on the Company—Business Overview—Equipment”.

Fluctuations in exchange rates could result in foreign exchange losses.

     Currently, the majority of our revenues from packaging and testing services are denominated in U.S. dollars, with a portion denominated in NT dollars and Japanese yen. Our cost of revenues and operating expenses associated with packaging and testing services, on the other hand, are incurred in several currencies, primarily NT dollars and U.S. dollars, as well as, to a lesser extent, Korean won, Japanese yen, Malaysian ringgit and PRC renminbi. In addition, a substantial portion of our capital expenditures, primarily for the purchase of packaging and testing equipment, has been, and is expected to continue to be, denominated in U.S. dollars, with much of the remainder in Japanese yen. Fluctuations in exchange rates, primarily among the U.S. dollar, the NT dollar and the Japanese yen, will affect our costs and operating margins. In addition, these fluctuations could result in exchange losses and increased costs in NT dollar and other local currency terms. Despite hedging and mitigating techniques implemented by us, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations. We incurred a foreign exchange loss of NT$386.8 million and NT$148.1 million in 2003 and 2004, respectively, and a gain of NT$175.2 million (US$5.3 million) in 2005. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk—Foreign Currency Exchange Rate Risk”.

The loss of a large customer or disruption of our strategic alliance or other commercial arrangements with semiconductor foundries and providers of other complementary semiconductor manufacturing services may result in a decline in our revenues and profitability.

     Although we have over 200 customers, we have derived and expect to continue to derive a large portion of our revenues from a small group of customers during any particular period due in part to the concentration of market share in the semiconductor industry. Our five largest customers together accounted for approximately 35.8%, 32.8% and 30.6% of our net revenues in 2003, 2004 and 2005, respectively. Other than Motorola, Inc., no other customer accounted for more than 10% of our net revenues in 2003. In 2004 and 2005, no customer accounted for more than 10% of our net revenues. The demand for our services from a customer is directly dependent upon that customer’s level of business activity, which could vary significantly from year to year. Our key customers typically operate in the cyclical semiconductor business and, in the past, have varied, and may vary in the future, order levels significantly from period to period. Some of these companies are relatively small, have limited operating histories and financial resources, and are highly exposed to the cyclicality of the industry. We cannot assure you that these customers or any other customers will continue to place orders with us in the future at the same levels as in past periods. The loss of one or more of our significant customers, or reduced orders by any one of them, and our inability to replace these customers or make up for such orders could adversely affect our revenues and profitability. In addition, we have in the past reduced, and may in the future be requested to reduce, our prices to limit the level of order cancellations. Any price reduction would likely reduce our margins and profitability.

     Our strategic alliance with TSMC, the world’s largest dedicated semiconductor foundry, as well as our other commercial arrangements with providers of other complementary semiconductor manufacturing services, enable us to offer total semiconductor manufacturing solutions to our customers. This strategic alliance and any of our other commercial arrangements may be terminated at any time. A termination of this strategic alliance and other commercial arrangements, and our failure to enter into substantially similar alliances and commercial arrangements, may adversely affect our competitiveness and our revenues and profitability.

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

     Currently, Gardex performs services only for us and our subsidiaries but Gardex is not owned or controlled by us. Gardex is free to perform sales and support services for others, including our competitors. While the acquisition of ASE (U.S.) Inc. by our subsidiary J&R Holding Limited has significantly decreased our dependence upon non-exclusive agents for sales and customer service in North America and Europe, we may not be able to develop sufficient capabilities internally on a timely basis or to find an adequate replacement for Gardex should our relationship with Gardex change unexpectedly. Any serious disruption in our relationship with Gardex or substantial loss in Gardex’s effectiveness in performing its sales functions could significantly reduce our revenues and profitability. See “Item 4. Information on the Company—Business Overview—Sales and Marketing—Sales and Customer Service Agents”.

Our revenues and profitability may decline if we are unable to obtain adequate supplies of raw materials in a timely manner and at a reasonable price.

     Our packaging operations require that we obtain adequate supplies of raw materials on a timely basis. Shortages in the supply of raw materials experienced by the semiconductor industry have in the past resulted in occasional price increases and delivery delays. For example, in 1999 and the first half of 2000, the industry experienced a shortage in the supply of advanced substrates used in ball grid array, or BGA, packaging. Raw materials such as advanced substrates are prone to supply shortages since such materials are produced by a limited number of suppliers such as Kinsus Interconnect Technology Corporation, SMI Electronic Devices Inc., Nanya Printed Circuit Board Corporation, Daeduck Electronics Technology Co. Ltd. and Phoenix Precision Technology Corporation. ASE Material (now operated as a division of our company but expected to be spun-off into a separate subsidiary, subject to approval at our annual general shareholders’ meeting in June 2006) and commencement of interconnect materials production at ASE Shanghai have improved our ability to obtain advanced substrates on a timely basis and at a reasonable cost. However, we do not expect that our internal interconnect materials operations to be able to meet all of our interconnect materials requirements. Consequently, we will remain dependent on market supply and demand for our raw materials. Recently, we have experienced a tightening in the market supply of raw materials. The fire in May 2005 at our facilities in Chung Li, Taiwan also damaged a substantial portion of our production capacity of interconnect materials for use in our packaging operations, although our capacity has since returned to pre-fire levels. We cannot guarantee that we will not experience shortages in the near future or that we will be able to obtain adequate supplies of raw materials in a timely manner or at a reasonable price. Our revenues and net income could decline if we are unable to obtain adequate supplies of high quality raw materials in a timely manner or if there are significant increases in the costs of raw materials that we cannot pass on to our customers.

Any environmental claims or failure to comply with any present or future environmental regulations, as well as any fire or other industrial accident, may require us to spend additional funds and may materially and adversely affect our financial condition and results of operations.

     We are subject to various laws and regulations relating to the use, storage, discharge and disposal of chemical by-products of, and water used in, our packaging and interconnect materials production processes. Although we have not suffered material environmental claims in the past, the failure to comply with any present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of our operations. New regulations could require us to acquire costly equipment or to incur other significant expenses that we may not be able to pass on to our customers. See “Item 4. Information on the Company—Business Overview—Raw Materials and Suppliers—Packaging”. Additionally, any failure on our part to control the use, or adequately restrict the discharge, of hazardous substances could subject us to future liabilities that may have a material adverse effect on our financial condition and results of operations.

Our controlling shareholders may take actions that are not in, or may conflict with, our public shareholders’ best interest.

     Members of the Chang family own, directly or indirectly, a controlling interest in our outstanding common shares. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders”. Accordingly, these shareholders will continue to have the ability to exercise a controlling influence over our business, including matters relating to:

  our management and policies;

  the timing and distribution of dividends; and

  the election of our directors and supervisors.

     Members of the Chang family may take actions that you may not agree with or that are not in our or our public shareholders’ best interests.

We may be subject to intellectual property rights disputes, which could materially adversely affect our business.

     Our ability to compete successfully and achieve future growth depends, in part, on our ability to develop and protect our proprietary technologies and to secure on commercially acceptable terms certain technologies that we do not own. We cannot assure you that we will be able to independently develop, obtain patents for, protect or secure from any third party, the technologies required for our packaging and testing services.

     Our ability to compete successfully also depends, in part, on our ability to operate without infringing the proprietary rights of others. The semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. In January 2006, Tessera Inc. filed a suit against us and others alleging patent infringement. See “Item 8. Legal Proceedings”. Any litigation, whether as plaintiff or defendant and regardless of the outcome, is costly and diverts company resources.

     Any of the foregoing could harm our competitive position and render us unable to provide some of our services operations.

We are an ROC company and, because the rights of shareholders under ROC law differ from those under U.S. law and the laws of certain other countries, you may have difficulty protecting your shareholder rights.

     Our corporate affairs are governed by our Articles of Incorporation and by the laws governing corporations incorporated in the ROC. The rights of shareholders and the responsibilities of management and the members of the board of directors under ROC law are different from those applicable to a corporation incorporated in the United States and certain other countries. As a result, public shareholders of ROC companies may have more difficulty in protecting their interests in connection with actions taken by management or members of the board of directors than they would as public shareholders of a corporation in the United States or certain other countries.

Any impairment charges may have a material adverse effect on our net income.

     Under ROC GAAP and U.S. GAAP, we are required to evaluate our long-lived assets, including equipment and goodwill, for possible impairment at least annually or whenever there is an indication of impairment. If certain criteria are met, we are required to record an impairment charge.

     With respect to long-lived assets, we did not recognize any impairment charges with regards to our equipment for the years ended December 31, 2003, 2004 and 2005, but have recognized impairment in the past. With respect to goodwill, in 2004, we recognized an impairment charge of NT$1,950.1 million under ROC GAAP and NT$1,337.7 million under U.S. GAAP. We did not recognized any goodwill impairment in 2005. As of December 31, 2005, goodwill under ROC GAAP and U.S. GAAP amounted to NT$2,843.0 million (US$86.7 million) and NT$3,366.5 million (US$102.6 million), respectively. See “Item 5. Operating and Financial Review and Prospects-Operating Results and Trend Information – Critical Accounting Policies – Valuation of Long-Lived Assets” and “Item 5. Operating and Financial Review and Prospects – Operating Results and Trend Information – Critical Accounting Policies – Goodwill”.

     We are unable to estimate the extent and timing of any impairment charges for long-lived assets or goodwill for future years under ROC GAAP or under a reconciliation with U.S. GAAP, and we cannot give any assurance that impairment charges will not be required in periods subsequent to December 31, 2005. Any impairment charge may have a material adverse effect on our net income. The determination of an impairment charge at any given time is based significantly on our expected results of operations over a number of years subsequent to that time. As a result, an impairment charge is more likely to occur during a period in which our operating results and outlook are otherwise already depressed.

Risks Relating to Taiwan, ROC

Strained relations between the ROC and the PRC could negatively affect our business and the market value of your investment.

     Our principal executive offices and our principal packaging and testing facilities are located in Taiwan and approximately 79.2%, 75.8% and 73.5% of our net revenues in 2003, 2004 and 2005, respectively, were derived from our operations in Taiwan. The ROC has a unique international political status. The government of the PRC asserts sovereignty over all of China, including Taiwan, and does not recognize the legitimacy of the ROC government. Although significant economic and cultural relations have been established in recent years between the ROC and the PRC, relations have often been strained and the PRC government has indicated that it may use military force to gain control over Taiwan in some circumstances, such as the declaration of independence by the ROC. Relations between the ROC and the PRC have been particularly strained in recent years. Political uncertainty could adversely affect the prices of our common shares and ADSs. Relations between the ROC and the PRC and other factors affecting the political or economic conditions in Taiwan could have a material adverse effect on our financial condition and results of operations, as well as the market price and the liquidity of our common shares and ADSs.

     Currently, we manufacture interconnect materials as well as provide module assembly services from time to time in the PRC through our wholly-owned subsidiary, ASE Shanghai. See “Item 4. Information on the Company—Organizational Structure—Our Consolidated Subsidiaries—ASE Shanghai”. The ROC government currently restricts certain types of investments by ROC companies, including ourselves, in the PRC, including certain types of investments in facilities for the packaging and testing of semiconductors. In April 2006, these restrictions were amended to permit investments in facilities for certain less advanced wire bond packaging and testing services. The exact scope of the permitted investments is not yet known. We do not know when or if such laws and policies governing investment in the PRC will be further clarified or amended, and we cannot assure you that such ROC investment laws and policies will permit us to make further investments in the PRC in the future that we consider beneficial to us. Our growth prospects and profitability may be adversely affected if we are restricted from making certain additional investments in the PRC and are not able to fully capitalize on the growth of the semiconductor industry in the PRC.

As a substantial portion of our business and operations is located in Taiwan, we are vulnerable to earthquakes, typhoons, drought and other natural disasters, as well as power outages and other industrial incidents, which could severely disrupt the normal operation of our business and adversely affect our results of operations.

     Taiwan is susceptible to earthquakes and has experienced severe earthquakes which caused significant property damage and loss of life, particularly in the central and eastern parts of Taiwan. Earthquakes have damaged production facilities and adversely affected the operations of many companies involved in the semiconductor and other industries. We have never experienced structural damage to our facilities or damage to our machinery and equipment as a result of these earthquakes. In the past, however, we have experienced interruptions to our production schedule primarily as a result of power outages caused by earthquakes.

     Taiwan is also susceptible to typhoons, which may cause damage and business interruptions to companies with facilities located in Taiwan. In 2001, Taiwan experienced severe damage from typhoons, including a typhoon on September 16 that caused over 100 deaths, severe flooding and extensive damage to property and businesses. In the third quarter of 2004, a typhoon caused a partial interruption for approximately two weeks in our water supply at ASE Chung Li’s substrate operations.

     We are dependent upon water for our packaging and substrates operations and a drought could interrupt such operations. In May 2002, Taiwan experienced a severe drought. Although we were not affected by the May 2002 drought directly, a drought may interrupt the manufacturing process of the foundries located in Taiwan, in turn disrupting some of our customers’ production, which could result in a decline in the demand for our services. In addition, the supply of electrical power in Taiwan, which is primarily provided by Taiwan Power Company, the state-owned electric utility, is susceptible to disruption that could be prolonged and frequent, caused by overload as a result of high demand or other reasons.

     Our production facilities as well as many of our suppliers and customers and providers of complementary semiconductor manufacturing services, including foundries, are located in Taiwan. If our customers are affected by an earthquake, a typhoon, a drought or any other natural disasters, or power outage or other industrial incidents, it could result in a decline in the demand for our packaging and testing services. If our suppliers and providers of complementary semiconductor manufacturing services are affected, our production schedule could be interrupted or delayed. As a result, a major earthquake, typhoon, drought, or other natural disasters in Taiwan, or power outage or other industrial incidents could severely disrupt the normal operation of our business and have a material adverse effect on our financial condition and results of operations.

Any outbreak of avian flu or recurrence of SARS or other contagious disease may have an adverse effect on the economies and financial markets of certain Asian countries and may adversely affect our results of operations.

     The World Health Organization, or WHO, reported in January 2005 that “during 2004, large parts of Asia experienced unprecedented outbreaks of highly pathogenic avian influenza, caused by the H5N1 virus,” which moved the world closer than at any time since 1968 to an influenza pandemic “with high morbidity, excess mortality, and social and economic disruption”. There have continued to be cases of outbreaks of avian flu in certain regions of Asia, Europe and Africa with human casualties reported in countries such as Azerbaijan, Cambodia, Egypt, Indonesia, Iraq, the PRC, Thailand, Turkey and Vietnam. Additionally, in the first half of 2003, the PRC, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries encountered an outbreak of severe acute respiratory syndrome, or SARS, which is a highly contagious form of atypical pneumonia. The SARS outbreak had an adverse effect on our results of operations for the first half of 2003, primarily due to the lower than expected demand for our packaging and testing services that resulted from the adverse effect of such SARS outbreak on the level of economic activity in the affected regions. There is no guarantee that an outbreak of avian flu, SARS or other contagious disease will not occur again in the future and that any future outbreak of avian flu, SARS or other contagious disease or the measures taken by the governments of the ROC, Hong Kong, the PRC or other countries against such potential outbreaks, will not seriously interrupt our production operations or those of our suppliers and customers, which may have a material adverse effect on our results of operations. The perception that an outbreak of avian flu, SARS or other contagious disease may occur again may have an adverse effect on the economic conditions of certain countries in Asia.

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

     When a non-ROC holder of ADSs elects to withdraw common shares represented by ADSs, such holder of the ADSs will be required to appoint an agent for filing tax returns and making tax payments in the ROC. Such agent will be required to meet the qualifications set by the ROC Ministry of Finance and, upon appointment, becomes the guarantor of the withdrawing holder’s tax payment obligations. Evidence of the appointment of a tax guarantor, the approval of such appointment by the ROC tax authorities and tax clearance certificates or evidentiary documents issued by such tax guarantor may be required as conditions to such holder repatriating the profits derived from the sale of common shares. We cannot assure you that a withdrawing holder will be able to appoint and obtain approval for a tax guarantor in a timely manner.

     In addition, under current ROC law, such withdrawing holder is required to register with the Taiwan Stock Exchange and appoint a local agent in the ROC to, among other things, open a bank account and open a securities trading account with a local securities brokerage firm, pay taxes, remit funds and exercise such holder’s rights as a shareholder. Furthermore, such withdrawing holder must appoint a local bank to act as custodian for confirmation and settlement of trades, safekeeping of securities and cash proceeds and reporting and declaration of information. Without satisfying these requirements, non-ROC withdrawing holders of ADSs would not be able to hold or otherwise subsequently sell the common shares on the Taiwan Stock Exchange or otherwise.

The market value of your investment may fluctuate due to the volatility of the ROC securities market.

     The ROC securities market is smaller and more volatile than the securities markets in the United States and in many European countries. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and volumes of sales of listed securities and there are currently limits on the range of daily price movements on the Taiwan Stock Exchange. The Taiwan Stock Exchange Index peaked at 12,495.3 in February 1990, and subsequently fell to a low of 2,560.5 in October 1990. On May 30, 2006, the Taiwan Stock Exchange Index closed at 6,847.0. The Taiwan Stock Exchange has experienced problems such as market manipulation, insider trading and payment defaults. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of ROC companies, including the common shares and the ADSs, in both the domestic and the international markets.

Holders of common shares and ADSs may incur dilution as a result of the practice among ROC technology companies of issuing stock bonuses and stock options to employees.

     Similar to other ROC technology companies, we issue bonuses from time to time in the form of common shares valued at par under our employee stock bonus plan. In 2005, we granted an aggregate of 25,567,460 common shares as stock bonuses with an aggregate value of NT$255.7 million (US$7.8 million). In addition, under the revised ROC Company Law we may, upon approval from our board of directors and the ROC Securities and Futures Bureau of the Financial Supervisory Commission (formerly known as the Securities and Futures Commission), establish employee stock option plans. We currently maintain two employee stock option plans pursuant to which our full-time employees and the full-time employees of our domestic and foreign subsidiaries are eligible to receive stock option grants. As of December 31, 2005, 299,885,000 options had been granted. See “Item 6. Directors, Senior Management and Employees—Compensation—ASE Inc. Employee Bonus and Stock Option Plans”. The issuance of our common shares pursuant to stock bonuses or stock options may have a dilutive effect on the holders of outstanding common shares and ADSs.

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

(3)	holders of ADSs exercise preemptive rights for cash in the event of capital increases; or

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

     The depositary will not offer holders of ADSs preemptive rights unless the distribution of both the rights and the underlying common shares to our ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act.

Holders of ADSs will not have the same voting rights as our shareholders, which may affect the value of their ADSs.

     The voting rights of a holder of ADSs as to the common shares represented by its ADSs are governed by the deposit agreement. Holders of ADSs will not be able to exercise voting rights on an individual basis. If holders representing at least 51% of the ADSs outstanding at the relevant record date instruct the depositary to vote in the same manner regarding a resolution, including the election of directors and supervisors, the depositary will cause all common shares represented by the ADSs to be voted in that manner. If the depositary does not receive timely instructions representing at least 51% of the ADSs outstanding at the relevant record date to vote in the same manner for any resolution, including the election of directors and supervisors, holders of ADSs will be deemed to have instructed the depositary or its nominee to authorize all the common shares represented by the ADSs to be voted at the discretion of our chairman or his designee, which may not be in the interest of holders of ADSs. Moreover, while shareholders who own 1% or more of our outstanding shares are entitled to submit one proposal to be considered at our annual general meetings, only holders representing at least 51% of our ADSs outstanding at the relevant record date are entitled to submit one proposal to be considered at our annual general meetings. Hence, only one proposal may be submitted on behalf of all ADS holders.

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

     While we are not aware of any plans by any major shareholders to dispose of significant numbers of common shares, we cannot assure you that one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our common shares or ADSs will not dispose of significant numbers of common shares or ADSs. In addition, several of our subsidiaries and affiliates hold common shares, depositary shares representing common shares and options to purchase common shares or ADSs. We or they may decide to sell those securities in the future. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders” for a description of our significant shareholders and affiliates that hold our common shares.

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

Item 4. Information on the Company

HISTORY AND DEVELOPMENT OF THE COMPANY

     Advanced Semiconductor Engineering, Inc. was incorporated on March 23, 1984 as a company limited by shares under the ROC Company Law, with facilities in the Nantze Export Processing Zone located in Kaohsiung, Taiwan. We were listed on the Taiwan Stock Exchange in 1989. In 1990, we acquired ASE Test Taiwan, which provides our customers with testing services. In 1991, we established ASE Test Malaysia, which provides our customers with testing and packaging services. In 1997, we established ASE Material, which designs and produces interconnect materials. In 1997, we constructed a new facility in Kaohsiung, Taiwan for packaging services and established a research and development laboratory. Our principal executive offices are located at 26 Chin Third Road, Nantze Export Processing Zone, Nantze, Kaohsiung, Taiwan, ROC and our telephone number at the above address is (8867) 361-7131.

ASE Chung Li and ASE Korea

     In July 1999, we purchased Motorola’s Semiconductor Products Sector operations in Chung Li, Taiwan and Paju, South Korea for the packaging and testing of semiconductors with principally communications, consumer and automotive applications. We acquired substantially all of the assets of ASE Chung Li for a base price of US$150.0 million in cash, consisting of an initial payment at closing and additional payments in installments contingent upon certain targets of revenue from packaging and testing services provided to Motorola being met. All such installments were paid by July 2004. We acquired 100.0% of the outstanding shares of ASE Korea for a base price of US$140.0 million in cash, consisting of an initial payment, with the remainder payable over five years. In addition to the combined base price of US$290.0 million, we also paid an aggregate of approximately US$60.1 million in cash to purchase capital assets at both facilities which were acquired after January 1, 1999 and specified inventories and cash positions. Under the acquisition agreements, we acquired a 70.0% interest in each of the two businesses, and ASE Test acquired the remaining 30.0% interest. This division of the investment reflected in part our estimate of the relative packaging and testing values at the facilities.

ISE Labs

     In May 1999, we acquired 70.0% of the outstanding shares of ISE Labs, a semiconductor testing company with its principal facilities located in Fremont, California at a purchase price of US$100.1 million. We subsequently increased our holding to 100.0% through purchases made in April, July and November 2000 and in January 2002. The total price for our acquisition of 100.0% of the outstanding shares of ISE Labs amounted to US$221.2 million.

Universal Scientific

     From February through July of 1999, we purchased 22.6% of the outstanding shares of Universal Scientific for approximately NT$3,532.5 million, principally through open market purchases on the Taiwan Stock Exchange. We subsequently increased our holding to 23.3% following open market purchases of additional shares in July and August of 2000. As of May 31, 2006, we held 24.0% of Universal Scientific’s outstanding equity shares. Four out of the nine directors on the Universal Scientific board of directors, including the chairman, are our representatives.

Acquisition of NEC’s Packaging and Testing Operations in Yamagata, Japan

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

     As of October 28, 2003, 57.6% of the outstanding common shares of ASE Chung Li was held by us, 14.8% was held by J&R Holding Limited, our wholly-owned subsidiary, and 27.6% was held by ASE Test, our indirect consolidated subsidiary. Pursuant to the merger agreement, all of the common shares of ASE Chung Li held by shareholders of ASE Chung Li, other than ourselves but including our subsidiaries J&R Holding Limited and ASE Test, were exchanged for our common shares at an exchange ratio of 0.85 ASE Inc. common share per ASE Chung Li common share. In connection with the merger, we issued 79,914,225 common shares to J&R Holding Limited, 149,175,000 common shares to ASE Test and four common shares to certain individuals who were the original shareholders of ASE Chung Li. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions”. The merger with ASE Chung Li had a transaction value of approximately NT$7,101.8 million, based on NT$31.00 per ASE Inc. common share, which was the average of the closing prices of our common shares on the Taiwan Stock Exchange for two days prior to and following October 28, 2003.

     As of October 28, 2003, 57.4% of the outstanding common shares of ASE Material was held by us and 4.0% was held by ASE Test Taiwan, with the remaining 38.6% held by the management and employees of ASE Material, our affiliates, and others. Pursuant to the merger agreement, all of the common shares of ASE Material held by these shareholders other than ourselves were exchanged for our common shares at an exchange ratio of 0.50 ASE Inc.

common share per ASE Material common share. In connection with the merger, we issued 53,226,208 common shares to these shareholders of ASE Material. The merger with ASE Material had a transaction value of approximately NT$1,650.0 million, based on NT$31.00 per ASE Inc. common share, which was the average of the closing prices of our common shares on the Taiwan Stock Exchange for two days prior and following October 28, 2003. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions”.

Joint Venture with Compeq Manufacturing Co. Ltd.

     On October 28, 2003, we entered into a joint venture agreement with Compeq to establish ASE-Compeq Technologies, Inc. to focus on the design and production of interconnect materials for packaging semiconductors. Pursuant to the joint venture agreement, we initially owned 60.0% of the equity interest in ASE-Compeq Technologies, Inc. and Compeq owned the remaining 40.0% . In October 2005, we purchased the remaining 40.0% of ASE-Compeq Technologies, Inc. from Compeq and dissolved the company in December 2005.

Acquisition of ASE (U.S.) Inc.

     In order to decrease our dependence upon sales agents for sales and customer service in North America and Europe, in July 2004, we, through our subsidiary J&R Holding Limited, purchased all of the outstanding shares of ASE (U.S.) Inc. from Y.C. Hsu, ASE (U.S.) Inc.’s sole shareholder, for a purchase price of US$4.6 million. ASE (U.S.) Inc. is now our wholly-owned subsidiary through which we provide sales and customer service in North American and Europe. See “—Business Overview—Sales and Marketing—Sales and Customer Service Agents”.

BUSINESS OVERVIEW

     Together with our subsidiary ASE Test, we are the world’s largest independent provider of semiconductor packaging and testing services based on 2005 revenues. Our services include semiconductor packaging, design and production of interconnect materials, front-end engineering testing, wafer probing and final testing services. We believe that, as a result of the following, we are better positioned than our competitors to meet the requirements of semiconductor companies worldwide for outsourced packaging and testing services across a wide range of end-use applications:

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

  our geographic presence in key centers of outsourced semiconductor and electronics manufacturing; and

  our long-term relationships with providers of complementary semiconductor manufacturing services, including our strategic alliance with TSMC, the world’s largest dedicated semiconductor foundry.

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

     We believe that we have benefited, and will continue to benefit, from our geographic location in Taiwan. Taiwan is currently the largest center for outsourced semiconductor manufacturing in the world and has a high concentration of electronics manufacturing service providers, which are the end users of our customers’ products. Our close proximity to foundries and other providers of complementary semiconductor manufacturing services is attractive to our customers who wish to take advantage of the efficiencies of a total semiconductor manufacturing solution by outsourcing several stages of their manufacturing requirements. Our close proximity to end users of our customers’ products is attractive to our customers who wish to take advantage of the logistical efficiencies of direct shipment services that we offer. We believe that, as a result, we are well positioned to meet the advanced semiconductor engineering and manufacturing requirements of our customers.

     Our global base of over 200 customers includes leading semiconductor companies across a wide range of end-use applications:

  Agilent Technologies, Inc.
  Altera Corporation
  ATI Technologies, Inc.
  Conexant Systems, Inc.
  Freescale Semiconductor, Inc. (formerly the semiconductor operations of Motorola, Inc.)
  IBM Corporation
  Microsoft Corporation

  NEC Electronics Corporation
  NVIDIA Corporation
  ON Semiconductor Corp.
  Philips Semiconductors Inc.
  Qualcomm Incorporated
  RF Micro Devices, Inc.
  Silicon Integrated Systems Corp.
  STMicroelectronics N.V.
  Sunplus Technology Co., Ltd.
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

     The semiconductor industry is characterized by strong long-term growth, with periodic and sometimes severe cyclical downturns. The Semiconductor Industry Association estimates that worldwide sales of semiconductors increased from approximately US$51 billion in 1990 to approximately US$227 billion in 2005. The semiconductor industry experienced strong growth between 1992 and 1995 and between 1998 and 2000, with declines between 1996 and the first half of 1997 as well as in 1998. Starting from the fourth quarter of 2000, the semiconductor industry experienced a severe downturn due to a slowdown in the global economy, overcapacity in the semiconductor industry and worldwide inventory adjustment. The semiconductor industry started to show signs of a modest recovery in 2002, primarily as a result of inventory replenishment and the introduction of new products. This modest recovery, evident in 2002 and 2003, strengthened in 2004 and 2005, according to Gartner Dataquest. We believe that the pattern of long-term growth and cyclical fluctuations will continue in the semiconductor industry.

Outsourcing Trends in Semiconductor Manufacturing

     Historically, semiconductor companies designed, manufactured, packaged and tested semiconductors primarily in their own facilities. Over the past several years, there has been a trend in the industry to outsource stages in the manufacturing process. Virtually every significant stage of the manufacturing process can be outsourced. Wafer foundry services and semiconductor packaging services are currently the largest segments of the independent semiconductor manufacturing services market. Most of the world’s major integrated device manufacturers use some independent manufacturing services to maintain a strategic mix of internal and external manufacturing capacity.

     The availability of technologically advanced independent manufacturing services has also enabled the growth of “fabless” semiconductor companies that focus on semiconductor design and marketing and outsource their fabrication, packaging and testing requirements to independent companies. We believe that the growth in the number and scale of fabless semiconductor companies that rely solely on independent companies to meet their manufacturing requirements will continue to be a driver of growth in the market for independent foundry, packaging and testing services. Similarly, the availability of technologically advanced independent manufacturing services has encouraged integrated device manufacturers, which had traditionally relied on in-house semiconductor manufacturing capacity, to increasingly outsource their manufacturing requirements to independent semiconductor manufacturing companies.

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

     Since the industry downturn that began in the fourth quarter of 2000 and started to improve in 2002, semiconductor companies have significantly reduced their investment in in-house packaging and testing technologies and capacity. As a result, some semiconductor companies may have limited in-house expertise and capacity to accommodate large orders following a recovery in demand, particularly in the area of advanced technology. We expect semiconductor companies to increasingly outsource their packaging and testing requirements to take advantage of the advanced technology and scale of operations of independent packaging and testing companies.

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

The Semiconductor Industry in Taiwan

     The semiconductor industry in Taiwan has been a leader in, and a major beneficiary of, the trend in outsourcing. The growth of the semiconductor industry in Taiwan has been the result of several factors. First, semiconductor manufacturing companies in Taiwan typically focus on one or two stages of the semiconductor manufacturing process. As a result, these companies tend to be more efficient and are better able to achieve economies of scale and maintain higher capacity utilization rates. Second, semiconductor manufacturing companies in Taiwan that provide the major stages of the manufacturing process are located close to each other and typically enjoy close working relationships. This close network is attractive to customers who wish to outsource multiple stages of the semiconductor manufacturing process. For instance, a customer could reduce production cycle time and unit cost and streamline logistics by outsourcing its foundry, packaging, testing and drop shipment services to semiconductor manufacturing companies in Taiwan. Third, Taiwan also has an educated labor pool and a large number of engineers suitable for sophisticated manufacturing industries such as semiconductors.

     As a result of the growth of the global semiconductor market, the semiconductor industry in Taiwan has in recent years made significant capital expenditures to expand capacity and technological capabilities. The ROC government has also provided tax incentives, long-term loans at favorable rates and research and development support, both directly and indirectly through support of research institutes and universities. As a result of investments made in recent years, Taiwan has achieved substantial market share in the outsourced semiconductor manufacturing industry. Furthermore, the growth of Taiwan’s electronics manufacturing industry, particularly in personal computer design and manufacturing, has created substantial local demand for semiconductors.

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

     In addition, the world’s leading electronics manufacturing service providers, many of them from Taiwan, are increasingly establishing manufacturing facilities in the PRC in order to take advantage of lower labor costs, government incentives for investment and the potential size of the domestic market for end users of electronics products. Many of the factors that contributed to the growth of the semiconductor industry in Taiwan are beginning to emerge in the PRC and may play an increasingly important role in the growth of its semiconductor industry over the long term.

Overview of Semiconductor Manufacturing Process

     The manufacturing of semiconductors is a complex process that requires increasingly sophisticated engineering and manufacturing expertise. The manufacturing process may be divided into the following stages from circuit design to shipment:

     We are involved in all stages of the semiconductor manufacturing process except circuit design and wafer fabrication.

Process	Description

Circuit Design	The design of a semiconductor is developed by laying out circuit components and interconnections. A complex circuit may be designed with as many as 30 layers of patterns or more.

Front-End Engineering Test	Throughout and following the design process, prototype semiconductors undergo front-end engineering testing, which involves software development, electrical design validation and reliability and failure analysis.

Wafer Fabrication	Process begins with the generation of a photomask through the definition of the circuit design pattern on a photographic negative, known as a mask, by an electron beam or laser beam writer. These circuit patterns are transferred to the wafers using various advanced processes.

Wafer Probe	Each individual die is electrically tested, or probed, for defects. Dies that fail this test are marked to be discarded.

Packaging	Packaging, also called assembly, is the processing of bare semiconductors into finished semiconductors and serves to protect the die and facilitate electrical connections and heat dissipation. The patterned silicon wafers received from our customers are diced by means of diamond saws into separate dies, also called chips. Each die is attached to a leadframe or a laminate (plastic or tape) substrate by epoxy resin. A leadframe is a miniature sheet of metal, generally made of copper and silver alloys, on which the pattern of input/output leads has been cut. On a laminate substrate, typically used in BGA packages, the leads take the shape of small bumps or balls. Leads on the leadframe or the substrate are connected by extremely fine gold wires or bumps to the input/output terminals on the chips, through the use of automated machines known as “bonders”. Each chip is then encapsulated, generally in a plastic casing molded from a molding compound, with only the leads protruding from the finished casing, either from the edges of the package as in the case of the leadframe-based packages, or in the form of small bumps on a surface of the package as in the case of BGA or other substrate-based packages.

Final Test	Final testing is conducted to ensure that the packaged semiconductor meets performance specifications. Final testing involves using sophisticated testing equipment known as testers and customized software to electrically test a number of attributes of packaged semiconductors,

Process	Description

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

Maintain Our Focus on Providing a Complete Range of Semiconductor Packaging and Testing Services

     We believe that an important factor in our ability to attract leading semiconductor companies as our customers has been our ability to provide turnkey services on a large scale. Turnkey services consist of the integrated packaging, testing and direct shipment of semiconductors to end users designated by our customers. As part of our integrated packaging solution, we also design and produce advanced and cost-competitive interconnect materials, substantially all of which are for internal use in our packaging operations. As a result of our technical expertise and large production capacity in both packaging and testing, we are able to provide turnkey services on a large scale. As product lives and production cycles shorten and packaging and testing technologies advance more rapidly, our customers increasingly value our ability to work with them as an integral and strategic partner in the development of their products. The front-end engineering testing expertise of ISE Labs has greatly enhanced our ability to participate in the earlier stages of circuit design and the semiconductor manufacturing process. Our establishment of ASE Material in 1997 for the design and production of interconnect materials has provided us with expertise in interconnect materials technology, which has become increasingly critical for our customers both in terms of cost and production cycle time.

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

     We intend to continue to focus on developing and enhancing our existing interconnect materials capabilities through our interconnect materials operations. We expect that interconnect materials will become an increasingly important value-added component of the semiconductor packaging business as packaging technology migrates from the traditional wire bonding process towards the flip-chip wafer bumping process and interconnect materials such as advanced substrates represent a higher percentage of the cost of the packaging process. By focusing on the design and production of interconnect materials, we plan to capture most of the value added components of the packaging business and lead the migration in packaging technology. In 2005, our interconnect materials operations supplied approximately 28.9% of our consolidated substrate requirements by value. We intend to capture more of the value-added components of the packaging business by increasing the percentage of our substrate requirements obtained from our own operations.

     We intend to continue to strengthen our capabilities in testing complex, high-performance semiconductors. In particular, we plan to focus on testing logic/mixed-signal semiconductors that are characterized by very high clock speeds, high pin count and high levels of integration.

     The increasing miniaturization of semiconductors and the growing complexity of interconnect technology have also resulted in the blurring of the traditional distinctions among assembly at different levels of integration: chip, module, board and system. We currently provide module assembly services primarily at our facilities in Korea. Our controlling interest in Universal Scientific has provided us with access to process and product technologies at the levels of module, board and system assembly and test, which helps us to better anticipate industry trends and take advantage of potential growth opportunities.

Strategically Expand Production Capacity

     We intend to strategically expand our production capacity, both through internal growth and through selective acquisitions and joint ventures, with a focus on providing more advanced packaging and testing services, which we believe present greater opportunities to achieve higher growth in our revenues and higher margins. We believe that the demand for advanced semiconductor packaging and testing services will grow at a faster pace than demand for traditional packaging and testing services. The gradual upturn in the demand for advanced packaging and testing services is partially due to the trend of integrated device manufacturers outsourcing their manufacturing requirements for advanced packaging and testing services rather than undertaking the high capital investment costs of maintaining in-house advanced packaging and testing capabilities. Packaging and testing services for more advanced semiconductors also generally have higher margins for two reasons. First, as the packaging and testing of advanced semiconductors become more complex, requiring greater expertise in process and technology, such services typically command higher average selling prices. Second, we have been able to achieve higher utilization rates for the equipment we use for more advanced packaging and testing, compared to other equipment that we maintain. We believe that our technical expertise, as well as our scale of operations and financial position, which have enabled us to continue to make investments in more advanced packaging and testing equipment even in times of market downturn, also have enabled us to attract a greater proportion of the demand for more advanced packaging and testing services.

     We evaluate acquisition opportunities on the basis of access to new markets and technology, the enhancement of our production capacity, economies of scale and management resources, and closer proximity to existing and potential customers. In 1999, we acquired ISE Labs, an independent testing company with operations in California, Texas, Hong Kong and Singapore. Through combining the front-end engineering testing capabilities of ISE Labs with our existing final testing capabilities, we are able to provide our customers with complete semiconductor testing solutions. In 1999, we acquired the semiconductor packaging and testing operations of Motorola, Inc. located in Chung Li, Taiwan and Paju, South Korea, which enabled us to expand our capacity and gain access to specialized packaging and testing technologies with a focus on wireless communications and automotive end-products. In February 2004, we acquired NEC’s semiconductor packaging and testing operations located in Yamagata, Japan, which enabled us to expand our capacity and gain access to the Japanese market and advanced packaging and testing facilities and know-how.

Continue to Leverage Our Presence in Key Centers of Semiconductor and Electronics Manufacturing

     We intend to continue leveraging our presence in key centers of semiconductor and electronics manufacturing to further grow our business. We have significant packaging and testing operations in Taiwan, currently the largest center for outsourced semiconductor manufacturing in the world. This presence enables our engineers to work closely with our customers as well as foundries and other providers of complementary semiconductor manufacturing services early in the semiconductor design process, enhances our responsiveness to the requirements of our customers and shortens production cycles. In addition, as a turnkey service provider, we are able to offer in Taiwan packaging and testing services, including interconnect materials solutions, all within relatively close geographic proximity to our customers, complementary service providers and the end users of our customers’ products. In addition to our current operations, we intend to expand our packaging, testing and interconnect materials operations in Chung Li, Taiwan to better serve our customers located in northern Taiwan and customers who request that we maintain the capability of packaging and testing their products at more than one location in Taiwan.

     In addition to our locations in Taiwan, we have operations in the following locations:

  Korea — an increasingly important center for the manufacturing of memory and communications devices with a concentration of integrated device manufacturers specializing in these products;

  Malaysia and Singapore — an emerging center for outsourced semiconductor manufacturing in Southeast Asia with a concentration of integrated device manufacturers;

  Silicon Valley in California — the preeminent center for semiconductor design with a concentration of fabless customers;

  Japan — an emerging market for semiconductor packaging and testing services as Japanese integrated device manufacturers increasingly outsource their semiconductor manufacturing requirements; and

  PRC — a fast-growing market for semiconductor manufacturing for domestic consumption.
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

     Since 1997, we have maintained a strategic alliance with TSMC, the world’s largest dedicated semiconductor foundry, which designates us as the non-exclusive preferred provider of packaging and testing services for semiconductors manufactured by TSMC. Through our strategic alliance with and close geographic proximity to TSMC, we are able to offer our customers a total semiconductor manufacturing solution that includes access to foundry services in addition to our packaging, testing and direct shipment services.

Principal Products and Services

     We offer a broad range of advanced semiconductor packaging and testing services. Our package types employ either leadframes or substrates as interconnect materials. The semiconductors we package are used in a wide range of end-use applications, including communications, personal computers, consumer electronics, industrial, automotive and other applications. Our testing services include front-end engineering testing, which is performed during and following the initial circuit design stage of the semiconductor manufacturing process, wafer probe, final testing and other related semiconductor testing services. We focus on packaging and testing logic semiconductors. We offer our customers turnkey services which consist of packaging, testing and direct shipment of semiconductors to end users designated by our customers. In 2003, 2004 and 2005, our packaging revenues, including revenues from module assembly, accounted for 78.0%, 77.4% and 78.6% of our net revenues, respectively, and our testing revenues accounted for 21.8%, 21.9% and 20.4% of our net revenues, respectively.

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

  the size of the package;

  the density of electrical connections the package can support; and

  the thermal and electrical characteristics of the package.

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

Package Types	Number of Leads	Description	End-Use Applications

Quad Flat Package (QFP)/ Thin
Quad Flat Package (TQFP)	44-256	Designed for advanced processors and controllers, application-specific integrated circuits and digital signal processors.	Multimedia applications, cellular phones, personal computers, automotive and industrial products, hard disk drives, communication boards such as ethernet, integrated services digital network, and notebook computers.

Quad Flat No-Lead Package
(QFN)/Microchip Carrier
(MCC)	12-84	QFN, also known as MCC, uses half-encapsulation technology to expose the rear side of the die pad and the tiny fingers, which are used to connect the chip and bonding wire with printed circuit boards.	Cellular phones, wireless local access network, or wireless LAN, personal digital assistant devices and digital cameras.

Bump Chip Carrier (BCC)	16-156	BCC packages use plating metal pads to connect with printed circuit boards, creating enhanced thermal and electrical performance.	Cellular phones, wireless LAN, personal digital assistant devices and digital cameras.

Small Outline Plastic Package
(SOP)/Thin Small Outline
Plastic Package (TSOP)	8-56	Designed for memory devices including static random access memory, or SRAM, dynamic random access memory, or DRAM, fast static RAM, also called FSRAM, and flash memory devices.	Consumer audio/video and entertainment products, cordless telephones, pagers, fax machines, printers, copiers, personal computer peripherals, automotive parts, telecommunications products, recordable optical disks and hard disk drives.

Small Outline Plastic J-Bend
Package (SOJ)	20-44	Designed for memory and low pin-count applications.	DRAM memory devices, microcontrollers, digital analog conversions and audio/video applications.

Package Types	Number of Leads	Description	End-Use Applications

Plastic Leaded Chip Carrier (PLCC)	28-84	Designed for applications that do not require low-profile packages with high density of interconnects.	Personal computers, scanners, electronic games and monitors.

Plastic Dual In-line Package
(PDIP)	8-64	Designed for consumer electronic products.	Telephones, televisions, audio/video applications and computer peripherals.

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

     The BGA package type was developed in response to the requirements of advanced semiconductors. The benefits of the BGA package type include:

  smaller package size;

  higher pin-count;

  greater reliability;

  superior electrical signal transmission; and

  better heat dissipation.

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

     The following table sets forth our principal substrate-based packages.

Package Types	Number of Leads	Description	End-Use Applications

Plastic BGA	5-1296	Designed for semiconductors which require the enhanced performance provided by plastic BGA, including personal computer chipsets, graphic controllers and microprocessors, application-specific integrated	Wireless products, cellular phones, global positioning systems, notebook computers, disk drives and video cameras.

Package Types	Number of Leads	Description	End-Use Applications

circuits, digital signal processors and memory devices.

Film BGA	100-280	Substrate-based package that has higher performance and lower profile than plastic BGA.	Cellular phones, pagers, wireless communications, digital signal processors and micro-controller applications and high performance disk drives.

Cavity Down BGA	256-1140	Designed for memory devices such as flash memory devices, SRAM, DRAM and FSRAM, microprocessors/controllers and high-value, application-specific integrated circuits requiring a low profile, light and small package.	Cellular and other telecommunications products, wireless and consumer systems, personal digital assistants, or PDAs, disk drives, notebook computers and memory boards.

Stacked-Die BGA	44-591	Combination of multiple dies in a single package enables package to have multiple functions within a small surface area.	Cellular phones, local area networks, graphic and processors, digital cameras and pagers.

Flip-Chip BGA	16-2401	Using advanced interconnect technology, the flip-chip BGA package allows higher density of input/output connection over the entire surface of the dies. Designed for high-performance semiconductors that require high density of interconnects in a small package.	High-performance networking, graphics and processor applications.

Land Grid Array (LGA)	10-72	Leadless package which is essentially a BGA package without the solder balls. Based on laminate substrate, land grid array packages allow flexible routing and are capable of multichip module functions.	High frequency integrated circuits such as wireless communications products, computers servers and personal computer peripherals.

     Module Assembly. We also offer module assembly services, which combine one or more packaged semiconductors with other components in an integrated module to enable increased functionality, typically using automated surface mount technology, or SMT, machines and other machinery and equipment for system-level assembly. End-use applications for modules include cellular phones, PDAs, wireless LAN applications, Bluetooth applications, camera modules, automotive applications and toys. Beginning in 2003, a substantial portion of our module assembly services was provided at ASE Test’s facilities in Malaysia to a customer for the assembly of camera modules used in handsets. In 2005, this customer moved its camera module assembly in-house and ASE Test disposed of its camera module assembly operations in Malaysia in October 2005. We currently provide module assembly services primarily at our facilities in Korea for radio frequency and power amplifier modules used in wireless communications and automotive applications.

     Interconnect Materials. Interconnect materials connect the input/output on the semiconductor dies to the printed circuit board. Interconnect materials include leadframe, which is a miniature sheet of metal, generally made of copper and silver alloys, on which the pattern of input /output leads has been cut, and substrate, which is a multilayer miniature printed circuit board. Interconnect materials are an important element of the electrical characteristics and overall performance of semiconductors. Until the fourth quarter of 2005 when we discontinued production of leadframes, we produced both leadframes and substrates for use in our packaging operations. In 2005, our interconnect materials operations supplied approximately 28.9% of our consolidated substrate requirements by value.

     We expect substrates will become an increasingly important value-added component of the semiconductor packaging business. The demand for higher performance semiconductors in smaller packages will continue to spur the development of advanced substrates that can support the advancement in circuit design and fabrication. As a result, we believe that the market for substrates will grow and the cost of substrates as a percentage of the total packaging process will increase, especially for advanced packages such as flip-chip BGA packages. In the past, substrates we designed for our customers were produced by independent substrate manufacturers. In anticipation of the migration in packaging technology, we established ASE Material in 1997 and commenced the production of interconnect materials at ASE Shanghai in June 2004 to develop our capabilities in the design and production of interconnect materials for use in our packaging operations, which we believe can help us capture growth opportunities in the interconnect materials business as well as reduce the production cycle time for our customers by integrating substrate design into our packaging services. On August 1, 2004, we merged ASE Material with and into us. We are the surviving corporation. For more information on the merger, see “—History and Development of the Company – Merger with ASE Chung Li and ASE Material” and “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions”. Subject to shareholder approval at our annual general meeting, which is scheduled for June 21, 2006, we plan to spin-off our interconnect materials operations into ASE Electronics Inc., a wholly-owned subsidiary, in the second half of 2006.

     The following table sets forth, for the periods indicated, the percentage of our packaging revenues accounted for by each principal type of packaging products or services.

	Year Ended December 31,

	2003	2004	2005

	(percentage of packaging revenues)

Advanced substrate and leadframe-based
packages(1)(2)	80.8%	79.5%	79.3%
Traditional leadframe-based packages(3)	9.5	8.7	6.6
Module assembly	5.6	8.1	10.0
Other	4.1	3.7	4.1

Total	100.0%	100.0%	100.0%

(1)	Information in this annual report from our consolidated statements of income for the years ended December 31, 2003, 2004 and 2005 has been adjusted to reflect the reclassification of ASE Test’s camera module assembly operations as discontinued operations. See “Item 5. Operating and Financial Review and Prospects—Operating Results and Trend Information—Discontinued Operations”.
(2)	Includes leadframe-based packages such as QFP/TQFP, QFN/MCC and BCC and substrate-based packages such as various BGA package types (including flip-chip and others) and LGA.
(3)	Includes leadframe-based packages such as SOP/TSOP, SOJ, PLCC and PDIP.

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

  Reliability Analysis. Reliability analysis is designed to assess the long-term reliability of the semiconductor and its suitability of use for intended applications. Reliability testing can include “burn-in” services, which electrically stress a device, usually at high temperature and voltage, for a period of time long enough to cause the failure of marginal devices.

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

     Wafer Probing. Wafer probing is the step immediately before the packaging of semiconductors and involves visual inspection and electrical testing of the processed wafer for defects to ensure that it meets our customers’ specifications. Wafer probing services require expertise and testing equipment similar to that used in final testing, and most of our testers can also be used for wafer probing.

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

     Other Test-Related Services. We provide a broad range of additional test-related services, including:

  Burn-in Testing. Burn-in testing is the process of electrically stressing a device, usually at high temperature and voltage, for a period of time to simulate the continuous use of the device to determine whether this use would cause the failure of marginal devices;

  Dry Pack. Process which involves heating semiconductors in order to remove moisture before packaging and shipping to customers; and

  Tape and Reel. Process which involves transferring semiconductors from a tray or tube into a tapelike carrier for shipment to customers.

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

     The following table sets forth, for the periods indicated, the percentage of our testing revenues accounted for by each type of testing service.

	Year Ended December 31,

	2003	2004	2005

	(percentage of testing revenues)
Testing Services:
Front-end engineering test	4.3%	3.6%	3.7%
Wafer probe	14.9	21.5	16.6
Final test	80.8	74.9	79.7

Total	100.0%	100.0%	100.0%

Seasonality

     See “Item 5. Operating and Financial Review and Prospects—Operating Results and Trend Information—Quarterly Net Revenues, Gross Profit and Gross Margin”.

Sales and Marketing

Sales and Marketing Offices

     We maintain sales and marketing offices in Taiwan, the United States, Austria, Belgium, Germany, Korea, Malaysia and Japan. Our sales and marketing offices in Taiwan, which are located in Hsinchu and Kaohsiung, are staffed with both our and ASE Test Taiwan’s employees. We conduct marketing research through our customer service personnel and those of our sales agent and through our relationships with our customers and suppliers to keep abreast of market trends and developments. We also provide advice in the area of production process technology to our major customers planning the introduction of new products. In placing orders with us, our customers specify which of our facilities these orders will go to. Our customers conduct separate qualification and correlation processes for each of our facilities that they use. See “Item 4. Information on the Company—Business Overview—Sales and Marketing—Qualification and Correlation by Customers”.

Sales and Customer Service Agents

     Under commission agreements, each of ASE Inc., ASE Chung Li, ASE Test Taiwan, ASE Korea and ASE Test Malaysia has appointed Gardex as the non-exclusive sales agent for its services and products worldwide. Gardex helps us identify customers and, within parameters set by us, helps us negotiate price, delivery and other terms with our customers. Gardex currently focuses on markets outside of Asia. Purchase orders are placed directly with us by our customers. We currently pay Gardex a commission of between 0.4% and 0.5% of our sales outside of Asia, payable quarterly, depending on the amount of these sales. In 2003, 2004 and 2005, we paid US$6.7 million, US$8.3 million and US$7.4 million, respectively, in commissions to Gardex.

     Gardex is wholly-owned by Y.C. Hsu, who has had a long personal relationship with Jason C.S. Chang, our Chairman and Chief Executive Officer, that predates the founding of our company. We have maintained a business relationship with Gardex and its predecessors since 1985. Gardex currently performs services only for us and our subsidiaries. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—We depend on our agent for a portion of our sales in North America and Europe. Any serious disruption in our relationship with our agent, or substantial loss in its effectiveness, could significantly reduce our revenues and profitability”.

     Before we acquired ASE (U.S.) Inc. in July 2004, ASE (U.S.) Inc. was our non-exclusive agent that provided customer service and after-sales support to our customers in Europe and North America. See “—History and Development of the Company—Acquisition of ASE (U.S.) Inc.” In 2003, 2004 and 2005, we paid US$21.8 million, US$26.4 million and US$28.2 million, respectively, in fees and service charges to ASE (U.S.) Inc.

Customers

     Our global base of over 200 customers includes leading semiconductor companies across a wide range of end-use applications:

•	Agilent Technologies, Inc.	•	NVIDIA Corporation
•	Altera Corporation	•	ON Semiconductor Corp.
•	ATI Technologies, Inc.	•	Philips Semiconductors Inc.
•	Conexant Systems, Inc.	•	Qualcomm Incorporated
•	Freescale Semiconductor, Inc. (formerly	•	RF Micro Devices, Inc.
	the semiconductor operations of	•	Silicon Integrated Systems Corp.
	Motorola, Inc.)	•	STMicroelectronics N.V.
•	IBM Corporation	•	Sunplus Technology Co., Ltd.
•	Microsoft Corporation	•	VIA Technologies, Inc.
•	NEC Electronics Corporation

     Our five largest customers together accounted for approximately 35.8%, 32.8% and 30.6% of our net revenues in 2003, 2004 and 2005, respectively. Other than Motorola, Inc. in 2003, no other customer accounted for more than 10% of our net revenues in 2003. No customer accounted for more than 10% of our net revenues in 2004 and 2005.

     We package and test for our customers a wide range of products with end-use applications in the communications, personal computers, consumer electronics, industrial and automotive sectors. The following table sets forth a breakdown of the percentage of our net revenues, for the periods indicated, by the principal end-use applications of the products which we packaged and tested.

	Year Ended December 31,

	2003	2004	2005

Communications	33.9%	37.6%	36.0%
Personal computers	35.4	32.3	29.3
Consumer electronics/industrial/automotive	28.4	26.7	31.9
Other	2.3	3.4	2.8

Total	100.0%	100.0%	100.0%

     Many of our customers are leaders in their respective end-use markets. For example, we provide Freescale Semiconductor, Inc. (formerly the semiconductor operations of Motorola, Inc.), an industry leader in automotive and wireless communications semiconductor products, with a substantial portion of its outsourced packaging and testing requirements. The following table sets forth some of our largest customers, in alphabetical order, categorized by the principal end-use applications of the products which we package and test for them.

Communications	Personal Computers	Consumer Electronics/Industrial/Automotive

Agilent Technologies, Inc.	ATI Technologies, Inc.	Altera Corporation
Conexant Systems, Inc.	IBM Corporation	Freescale Semiconductor, Inc.
Freescale Semiconductor, Inc.	Marvell Technology Group Ltd.	(formerly the semiconductor
(formerly the semiconductor	NVIDIA Corporation	operations of Motorola, Inc.)
operations of Motorola, Inc.)	Silicon Integrated Systems Corp.	Microsoft Corporation
NEC Electronics Corporation	VIA Technologies, Inc.	Micronas Semiconductor Holding AG
Philips Semiconductors Inc.	Winbond Electronics Corporation	NEC Electronics Corporation
Qualcomm Incorporated		ON Semiconductor Corp.
RF Micro Devices, Inc.		STMicroelectronics N.V.
STMicroelectronics N.V.		Sunplus Technology Co., Ltd.

     We categorize our packaging and testing revenues geographically based on the country in which the customer is headquartered. The following table sets forth, for the periods indicated, the percentage breakdown by geographic regions of our packaging and testing revenues.

	Year Ended December 31,

	2003	2004	2005

America	59.0%	54.5%	51.5%
Taiwan	27.8	23.5	20.0
Asia	4.7	13.1	16.2
Europe	8.5	8.9	12.3
Other	—	—	—

Total	100.0%	100.0%	100.0%

     The majority of our testing revenues is accounted for by the testing of semiconductors that were also packaged at our packaging facilities. The balance represented testing revenues from customers who delivered packaged semiconductors directly to our facilities for testing services alone. The majority of our packaging revenues is accounted for by the packaging of semiconductors which were subsequently tested at our facilities. We expect that more customers of our packaging facilities will begin to contract for our packaging and testing services on a turnkey basis.

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

Raw Materials and Suppliers

Packaging

     The principal raw materials used in our packaging processes are interconnect materials such as leadframes and substrates, gold wire and molding compound. Interconnect materials, such as leadframes, substrates, gold wire and molding compound represented approximately 13.3%, 48.8%, 19.3% and 6.7%, respectively, of our total cost of packaging materials in 2005.

     The silicon die, which is the functional unit of the semiconductor to be packaged, is supplied in the form of silicon wafers. Each silicon wafer contains a number of identical dies. We receive the wafers from the customers or the foundries on a consignment basis. Consequently, we generally do not incur inventory costs relating to the silicon wafers used in our packaging process.

     We do not maintain large inventories of leadframes, substrates, gold wire or molding compound, but generally maintain sufficient stock of each principal raw material for approximately one month’s production based on blanket orders and rolling forecasts of near-term requirements received from customers. In addition, several of our principal suppliers dedicate portions of their inventories, typically in amounts equal to the average monthly amounts supplied to us, as reserves to meet our production requirements. However, shortages in the supply of materials experienced by the semiconductor industry have in the past resulted in occasional price adjustments and delivery delays. For example, in the first half of 2000, the industry experienced a shortage in the supply of advanced substrates used in BGA packages, which, at the time, were only available from a limited number of suppliers located primarily in Japan. Recently, we have experienced a tightening in the market supply of raw materials. The fire in May 2005 at our facilities in Chung Li, Taiwan damaged a substantial portion of our production capacity of interconnect materials for use in our packaging operations, although our capacity has since returned to pre-fire levels. We cannot guarantee that we will not experience shortages in the near future or that we will be able to obtain adequate supplies of raw materials in a timely manner and at a reasonable price. In the event of a shortage, we generally inform our customers and work together to accommodate changes in delivery schedules.

     Until the fourth quarter of 2005 when we discontinued production of leadframes, we produced both leadframe and substrates for use in our packaging operations. In 2005, our interconnect materials operations supplied approximately 28.9% of our consolidated substrate requirements by value. See “Item 4. Information on the Company—Business Overview—Principal Products and Services—Interconnect Materials”.

     As a result of the “Directive 2002/95/EC on the restriction of the use of certain hazardous substances in electrical and electronic equipment”, or RoHS, becoming effective on July 1, 2006, we have begun adjusting our purchases of raw materials and our production processes in order to use raw materials that comply with this legislation for part of our production. The aim of this new legislation is to restrict the use in the European Union, or EU, of certain substances the EU has deemed harmful to consumers, which includes certain grades of molding compounds, solder and other raw materials that are used in our products. Manufacturers of electrical and electronic equipment will need to comply with this legislation in order to sell their products in an EU member state. As a result of this legislation, we expect that our customers will increasingly request that RoHS-compliant materials be used in our packaging processes.

Testing

     Apart from packaged semiconductors, no other raw materials are needed for the functional and burn-in testing of semiconductors. For the majority of our testing equipment, we often base our purchases on prior discussions with our customers about their forecast requirements. The balance consists of testing equipment on consignment from customers and which are dedicated exclusively to the testing of these customers’ specific products.

Equipment

Packaging

     The most important equipment used in the semiconductor packaging process is the wire bonder. Wire bonders connect the input/output terminals on the silicon die using extremely fine gold wire to leads on leadframes or substrates. Typically, a wire bonder may be used, with minor modifications, for the packaging of different products. We purchase our wire bonders principally from Kulicke & Soffa Industries Inc. As of April 30, 2006, we operated an aggregate of 6,697 wire bonders, of which 5,616 were fine-pitch wire bonders. As of the same date, 35 of the wire bonders operated by us were consigned by customers. For the packaging of certain types of substrate-based packages, such as flip-chip BGA, die bonders are used in place of wire bonders. The number of bonders at a given facility is commonly used as a measure of the packaging capacity of the facility. In addition to bonders, we maintain a variety of other types of packaging equipment, such as wafer grind, wafer mount, wafer saw, automated molding machines, laser markers, solder plate, pad printers, dejunkers, trimmers, formers, substrate saws and scanners.

Testing

     Testing equipment is the most capital intensive component of the testing process. We generally seek to purchase testers from different suppliers with similar functionality and the ability to test a variety of different semiconductors. We purchase testers from major international manufacturers, including Agilent Technologies, Inc., Teradyne, Inc., Credence Systems Corporation, LTX Corporation, Seiko Epson and Tokyo Electron Limited. Upon acquisition of new testers, we install, configure, calibrate, perform burn-in diagnostic tests on and establish parameters for the testers based on the anticipated requirements of existing and potential customers and considerations relating to market trends. As of April 30, 2006, we operated an aggregate of 1,365 testers, of which 231 were consigned by customers and 126 were leased under operating leases. In addition to testers, we maintain a variety of other types of testing equipment, such as automated handlers and probers (special handlers for wafer probing), scanners, reformers and computer workstations for use in software development. Each tester may be attached to a handler or prober. Handlers attach to testers and transport individual packaged semiconductor to the tester interface. Probers similarly attach to the tester and align each individual die on a wafer with the interface to the tester.

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

Intellectual Property

     As of April 30, 2006, we held 1,684 Taiwan patents and 607 U.S. patents related to various semiconductor packaging technologies. In addition, we registered “ASE” as a trademark and as a servicemark in Taiwan.

     We have also entered into various non-exclusive technology license agreements with other companies involved in the semiconductor manufacturing process, including Motorola, Inc., Tessera Inc., Fujitsu Limited, Flip Chip International, L.L.C. and LSI Logic Corporation. We paid royalties under our license agreements in the amount of NT$218.8 million, NT$164.0 million and NT$179.1 million (US$5.5 million) in 2003, 2004 and 2005, respectively. The technology we license from these companies includes solder bumping, redistribution, ultra CSP assembly and other technologies used in the production of package types, such as BCC, flip-chip BGA and film BGA. The license agreement with Tessera Inc. will not expire until the expiration of the Tessera Inc. patents licensed by the agreement. For information regarding our intellectual property dispute with Tessera, see “Item 8. Financial Information – Legal Proceedings”. The license agreements with Motorola, Inc. and LSI Logic Corporation will expire on December 31, 2010 and January 1, 2010, respectively. Our license agreements with Flip Chip International, L.L.C. will expire on March 1, 2009 and December 25, 2010. We negotiate the renewal of our license agreement with Fujitsu Limited annually.

     Our success depends in part on our ability to obtain, maintain and protect our patents, licenses and other intellectual property rights, including rights under our license agreement with Motorola, Inc.

Quality Control

     We believe that our advanced process technology and reputation for high quality and reliable services have been important factors in attracting and retaining leading international semiconductor companies as customers for our packaging and testing services. We have maintained an average packaging yield rate of 99.8% or greater in each of the last three years. We maintain a quality control staff at each of our facilities. Our quality control staff typically includes engineers, technicians and other employees who monitor packaging and testing processes in order to ensure high quality. Our quality assurance systems impose strict process controls, statistical in-line monitors, supplier control, data review and management, quality controls and corrective action systems. Our quality control employees operate quality control stations along production lines, monitor clean room environments and follow up on quality through outgoing product inspection and interaction with customer service staff. We have established quality control systems which are designed to ensure high quality service to customers, high product and testing reliability and high production yields at our facilities. We also have established an environmental management system in order to ensure that we can comply with the environmental standards of our customers and the countries within which they operate. See “Item 4. Information on the Company—Business Overview—Raw Materials and Suppliers—Packaging”. In addition, our packaging and testing facilities have been qualified by all of our major customers after satisfying stringent quality standards prescribed by these customers.

     Our packaging and testing operations are undertaken in clean rooms where air purity, temperature and humidity are controlled. To ensure stability and integrity of our operations, we maintain clean rooms at our facilities that meet U.S. Federal Standard 209E class 1,000, 10,000 and 100,000 standards.

     Our packaging, testing and interconnect materials facilities in Taiwan, Malaysia, Japan, the PRC, Singapore and Korea have been certified as meeting TS 16949 standards. Such standards were originally created by the International Automotive Task Force in conjunction with the International Standards Organization, or ISO. These standards provide for continuous improvement with an emphasis on the prevention of defects and reduction of variation and waste in the supply chain. The TS 16949 certification is required by some semiconductor manufacturers as a threshold indicator of company’s quality control standards.

     Our packaging, testing and interconnect materials facilities in Taiwan, Malaysia, Japan, the PRC, California and Singapore have been certified as meeting the ISO 9001 quality standards set by the ISO. Our packaging and testing facilities in Taiwan have been certified as meeting the ISO 9002 quality standards. In addition, our packing, testing and interconnect materials facilities in Taiwan, Korea, Japan, Malaysia, California and the PRC have also been certified as meeting the ISO 14001 quality standards. Our packaging facilities in Kaohsiung, Taiwan have been certified as meeting the ISO 17025:1999 quality standards set by the ISO. ISO certifications are required by many countries in connection with sales of industrial products.

     Our packaging, testing and interconnect materials facilities in Taiwan, Korea and the PRC have also been certified to be in compliance with OHSAS 18001:1999, a set of standards designed upon collaboration with occupational health and safety experts and now offered by many certification organizations as an indication of compliance with certain standards for occupational health and safety.

     ISE Labs’ testing facilities in Fremont, California have been approved by the U.S. military’s Defense Supply Center, Columbus, Sourcing and Qualifications Unit as a laboratory possessing the requisite level of performance, quality and reliability required of suppliers for the U.S. Department of Defense.

     Our packaging, testing and interconnect materials facilities in Taiwan, Malaysia and Korea have been certified as a “Sony Green Partner”, which indicates our compliance with the “Sony Green Package” standard requirements.

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

Environmental Matters

     Our packaging and interconnect materials operations generate environmental wastes, including gaseous chemical, liquid and solid industrial wastes. We have installed various types of anti-pollution equipment for the treatment of liquid and gaseous chemical waste generated at all of our semiconductor packaging facilities. We believe that we have adopted adequate anti-pollution measures for the effective maintenance of environmental protection standards that are consistent with the industry practice in the countries in which our facilities are located. In addition, we believe we are in compliance in all material respects with present environmental laws and regulations applicable to our operations and facilities. For information regarding our compliance with a recent EU Directive affecting us, see “—Raw Materials”.

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

ORGANIZATIONAL STRUCTURE

The following chart illustrates our corporate structure and our effective equity interest in each of our principal operating subsidiaries and affiliates as of April 30, 2006. The following chart does not include wholly-owned intermediate holding companies.

(1)	The common shares of ASE Inc. are listed on the Taiwan Stock Exchange under the symbol “2311”. ADSs representing the shares of ASE Inc. are listed on the New York Stock Exchange under the symbol “ASX”.

(2)	The ordinary shares of ASE Test are quoted for trading on the Nasdaq National Market under the symbol “ASTSF”. ASE Test’s Taiwan depositary shares, which represent its ordinary shares, are listed for trading on the Taiwan Stock Exchange under the symbol “9101”.
(3)	Our acquisition of ASE Japan was completed in May 2004. For more information on the acquisition, see “—History and Development of the Company—Acquisition of NEC’s Packaging and Testing Operations in Yamagata, Japan”.
(4)	ASE Shanghai began operations in June 2004. See “—Our Consolidated Subsidiaries—ASE Shanghai”.
(5)	The common shares of Universal Scientific Industrial Co., Ltd. are listed on the Taiwan Stock Exchange under the symbol “2350”.
(6)	The common shares of Hung Ching are listed on the Taiwan Stock Exchange under the symbol “2527”.

Our Consolidated Subsidiaries

ASE Test

     We believe ASE Test is one of the largest independent testing companies in the world, providing a complete range of semiconductor testing services to leading international semiconductor companies. ASE Test also provides semiconductor packaging services. ASE Test has testing operations in Taiwan, the United States and Singapore, and also maintains testing and packaging operations in Malaysia.

     ASE Test was incorporated in 1995 and its ordinary shares have been quoted for trading on the Nasdaq National Market since June 1996 under the symbol “ASTSF”. ASE Test’s Taiwan depositary shares representing its ordinary shares have been listed for trading on the Taiwan Stock Exchange under the symbol “9101” since January 1998. As of April 30, 2006, we held 51.0% of the outstanding shares of ASE Test.

     ASE Test is a holding company incorporated in Singapore whose significant assets are its ownership interests in the following operating companies as of April 30, 2006:

  ASE Test Taiwan. ASE Test Taiwan is ASE Test’s 99.99%-owned subsidiary. It is incorporated in Taiwan and is engaged in the testing of integrated circuits;

  ASE Test Malaysia. ASE Test Malaysia is ASE Test’s wholly-owned subsidiary. It is incorporated in Malaysia and is engaged in the packaging and testing of integrated circuits. ASE Test Malaysia disposed of its camera module assembly operations in October 2005. See “Item 5. Operating and Financial Review and Prospects—Operating Results and Trend Information—Discontinued Operations”;

  ISE Labs. ISE Labs is ASE Test’s wholly-owned subsidiary. It is incorporated in the United States and is engaged in the testing of integrated circuits. See “—History and Development of the Company—ISE Labs”; and

  ASE Korea. ASE Test owns 30.0% of ASE Korea. We own the remaining 70.0%. It is incorporated in Korea and is engaged in the packaging and testing of semiconductors. See “—History and Development of the Company—ASE Chung Li and ASE Korea”.

     In 2003, ASE Test recorded net revenues of US$345.7 million, operating loss of US$4.6 million and net loss of US$3.5 million. In 2004, ASE Test recorded net revenues of US$427.8 million, operating income of US$10.0 million and net income of US$25.1 million. In 2005, ASE Test recorded net revenues of US$420.9 million, operating income of US$14.0 million and net loss of US$35.5 million.

ASE Korea

     In July 1999, we and our subsidiary, ASE Test, jointly acquired Motorola’s Semiconductor business in Paju, South Korea for the testing and packaging of semiconductors, thereby forming ASE Korea. We own 70.0% of ASE Korea and ASE Test owns the remaining 30.0% . See “—History and Development of the Company—ASE Chung Li and ASE Korea”.

ASE Japan

     ASE Japan is our wholly-owned subsidiary. It is incorporated in Japan and is engaged in the packaging and testing of semiconductors.

ASE Shanghai

     ASE Shanghai was established in 2001 as a wholly-owned subsidiary of ASE Inc. and began operations in June 2004. ASE Shanghai primarily manufactures and supplies interconnect materials for our packaging operations and also provides module assembly services to third parties on a contract basis.

ASE-Compeq Technologies, Inc.

     In October 2003, we established ASE-Compeq Technologies, Inc., a joint venture with Compeq in which we initially owned 60.0% of the equity interest, to focus on the design and production of interconnect materials for packaging semiconductors. In October 2005, we bought the remaining 40.0% of ASE-Compeq Technologies, Inc. from Compeq and dissolved the company in December 2005.

Our Unconsolidated Affiliates

     As of April 30, 2006, we held approximately 24.0% of the outstanding shares of Universal Scientific and 26.4% of the outstanding shares of Hung Ching.

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

     We are the largest shareholder in Universal Scientific and four out of the nine directors on its board of directors, including the chairman, are representatives of ASE Inc.

     Universal Scientific’s principal manufacturing facilities are located in Nantou, Taiwan. In 2003, Universal Scientific recorded net revenues of NT$40,928.1 million, operating income of NT$967.7 million and net income of NT$776.3 million. In 2004, Universal Scientific recorded net revenues of NT$53,231.5 million, operating income of NT$1,327.0 million and net income of NT$1,044.3 million. In 2005, Universal Scientific recorded net revenues of NT$52,253.6 million (US$1,593.1 million), operating income of NT$994.6 million (US$30.3 million) and net income of NT$682.1 million (US$20.8 million). The shares of Universal Scientific are listed on the Taiwan Stock Exchange under the symbol “2350”. As of April 28, 2006, Universal Scientific had a market capitalization of NT$9,209.3 million (US$280.8 million).

Hung Ching

     Hung Ching is an ROC company engaged in the development and management of commercial, residential and industrial real estate properties in Taiwan. Hung Ching’s completed development projects include the ASE Design Center commercial project and the Earl Village residential project, both located in Hsichih, Taiwan. Hung Ching was founded in 1986 by Chang Yao Hung-ying. Chang Yao Hung-ying is the mother of both Jason C.S. Chang, our Chairman and Chief Executive Officer, and Richard H.P. Chang, our Vice Chairman and President, and was a director of ASE Inc. from 1984 to June 2003. Jason C.S. Chang, Richard H.P. Chang, Chang Yao Hung-ying and other members of the Chang family are controlling shareholders of Hung Ching.

     In 2003, Hung Ching recorded net revenues of NT$1,014.9 million, operating loss of NT$491.5 million and net loss of NT$483.8 million. In 2004, Hung Ching recorded net revenues of NT$845.1 million, operating loss of NT$374.4 million and net loss of NT$1,150.0 million. In 2005, Hung Ching recorded net revenues of

NT$1,737.6 million (US$53.0 million), operating income of NT$119.6 million (US$3.6 million) and net income of NT$91.6 million (US$2.8 million). The shares of Hung Ching are listed on the Taiwan Stock Exchange under the symbol “2527”. As of April 28, 2006, Hung Ching had a market capitalization of NT$1,532.4 million (US$46.7 million).

PROPERTY, PLANTS AND EQUIPMENT

     We operate a number of packaging and testing facilities in Asia and the United States. Our facilities provide varying types or levels of services with respect to different end-product focus, customers, technologies and geographic locations. With our diverse facilities we are able to tailor our packaging and testing solutions closely to our customers’ needs. The following table sets forth the location, commencement of operation, primary use, approximate floor space and ownership of our facilities as of April 30, 2006.

Facility	Location	Commencement of Operation	Primary Use	Approximate Floor Space (in sq. ft.)	Owned or Leased

ASE Inc.	Kaohsiung, Taiwan	March 1984	Our primary packaging facility, which offers complete semiconductor manufacturing solutions in conjunction with ASE Test Taiwan and foundries located in Taiwan. Focuses primarily on advanced packaging services, including flip-chip, wafer bumping and fine-pitch wire bonding. Also has facilities for the design and production of interconnect materials.	3,064,000	Land: leased Buildings: owned and leased
	Chung Li, Taiwan	Acquired in August 1999	An integrated packaging and testing facility that specializes in semiconductors for communications and consumer applications. Also has facilities for the design and production of substrates.	2,213,000	Land and Buildings: owned
ASE Test Taiwan	Kaohsiung, Taiwan	December 1987	Our primary testing facilities, which offer complete semiconductor manufacturing solutions in conjunction with ASE Inc.’s facility in Kaohsiung and foundries located in Taiwan. Focuses primarily on advanced logic/mixed-signal testing for integrated device manufacturing, fabless design companies and system companies.	1,045,000	Land: leased Buildings: owned and leased

Facility	Location	Commencement of Operation	Primary Use	Approximate Floor Space (in sq. ft.)	Owned or Leased

	Chung Li, Taiwan	October 2001	Our primary wafer probing testing facilities.	17,000	Land and building: leased
ASE Test Malaysia	Penang, Malaysia	February 1991	An integrated packaging and testing facility that focuses primarily on the requirements of integrated device manufacturers.	729,000	Land: leased Buildings: owned
ASE Korea	Paju, Korea	March 1967	An integrated packaging and testing facility that specializes in semiconductors for radio frequency, sensor and automotive applications.	716,000	Land and buildings: owned, subject to mortgage
ISE Labs	Silicon Valley Austin, Texas Singapore	November 1983	Front-end engineering and final testing facilities located in northern California in close proximity to some of the world’s largest fabless design companies. Testing facilities located in close proximity to integrated device manufacturers and fabless companies in Texas and Southeast Asia.	327,000	Land and buildings: leased
ASE Shanghai	Shanghai, PRC	June 2004	Design and production of semiconductor packaging materials and provision of module assembly services on a contract basis.	970,000	Land: leased Buildings: owned
ASE Japan	Takahata, Japan	Acquired in June 2004	An integrated packaging and testing facility that specializes in semiconductors for cellular phone, household appliance and automotive applications.	298,000	Land and buildings: leased

     Our leased property in Kaohsiung consists primarily of approximately twenty leases of land in the Kaohsiung Nantze Export Processing Zone between ASE Inc. and ASE Test Taiwan, as the lessees, and the Export Processing Zones Administration, or the EPZA, under the Ministry of Economic Affairs. The leases have ten year terms that expire between the end of December 2006 and February 2016. No sublease or lending of the land is allowed. The EPZA has the right to adjust the rental price in the event the government revalues the land. The leases are typically renewable with three months notice prior to the termination date.

     In May 2005, our facilities in Chung Li, Taiwan suffered damage from a fire. We have completed the construction of two new buildings in Chung Li, Taiwan with Hung Ching. The new buildings have floor space of approximately 1,313,000 square feet and house a part of our testing, packaging and interconnect materials operations. Construction commenced in September 2003 and was completed in May 2005. On May 23, 2006, we purchased the two new buildings for NT$1,377.0 million (US$42.0 million).

Closure of ASE Philippines

     In order to consolidate our operations and improve operating efficiency across our various locations, we closed our facilities and discontinued our operations in the Philippines in October 2003, which had been conducted through ASE Philippines. We estimate that the charges associated with the closure of our operations in the Philippines will amount to approximately NT$350.0 million (US$11.0 million), of which NT$101.5 million, NT$148.5 million and NT$24.0 million (US$0.7 million) was recognized in 2003, 2004 and 2005, respectively.

   Sale of Camera Module Assembly Operations

     Beginning in 2003, ASE Test, our consolidated subsidiary, provided module assembly services at its facilities in Malaysia to a customer for the assembly of camera modules used in handsets. Revenues from such services decreased substantially in 2005 as this customer moved its camera module assembly in-house and ASE Test disposed of its camera module assembly operations in Malaysia in October 2005. See “Item 5. Operating and Financial Review and Prospects— Operating Results and Trend Information – Discontinued Operations”.

     For information on the aggregate capacity of our facilities in terms of the number of bonders and testers we operate, see “—Business Overview—Equipment”.

Item 4A. Unresolved Staff Comments

      Not applicable.

Item 5. Operating and Financial Review and Prospects

OPERATING RESULTS AND TREND INFORMATION

     The following discussion of our business, financial condition and results of operations should be read in conjunction with our consolidated financial statements, which are included elsewhere in this annual report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of any number of factors, such as those set forth under “Item 3. Key Information—Risk Factors” and elsewhere in this annual report. See “Special Note Regarding Forward-Looking Statements”. Information in this annual report from our consolidated statements of income for the years ended December 31, 2003, 2004 and 2005 has been adjusted to reflect the reclassification of ASE Test’s camera module assembly operations as discontinued operations. Information from our consolidated statements of cash flows has not been adjusted. See “—Discontinued Operations”.

Overview

     We offer a broad range of semiconductor packaging and testing services. In addition to offering each service separately, we also offer turnkey services, which consist of the integrated packaging, testing and direct shipment of semiconductors to end users designated by our customers. Our net revenues increased from NT$55,728.4 million in 2003 and NT$75,237.7 million in 2004 to NT$84,035.8 million (US$2,562.1 million) in 2005. The increase in our net revenues in 2004 and 2005 reflected a modest recovery in the semiconductor industry and increased outsourcing of the packaging of advanced package types such as BGA. In 2003, 2004 and 2005, we experienced a gradual improvement in our net revenues compared to 2002 across each of the end-use applications of the semiconductors that we packaged and tested. In addition to our overall increase in production volume, our improvement was also concentrated in the packaging of more advanced package types, the testing of more complex, high-performance semiconductors and the assembly of modules.

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

     The semiconductor industry is characterized by a general trend towards declining prices for products and services of a given technology over time. In addition, during periods of intense competition and adverse conditions in the semiconductor industry, the pace of this decline may be more rapid than that experienced in other years. The average selling prices of our packaging and testing services have experienced sharp declines during such periods as a result of intense price competition from other independent packaging and testing companies that attempt to maintain high capacity utilization levels in the face of reduced demand. During the industry downturn commencing in the fourth quarter of 2000, we experienced a significant deterioration in average selling prices, which resulted in our company incurring a net loss in 2001 and a significant decrease in net income in 2002 as compared with the years prior to 2001. As a result of the modest recovery in the semiconductor industry and a gradual upturn in the outsourcing trend in 2002, 2003, 2004 and 2005, our average selling prices for packaging and testing services stabilized in 2002, 2003, 2004 and 2005 as compared to 2001.

     The average selling prices of our testing services are more severely affected by a downturn in the semiconductor industry than the average selling prices of our packaging services. In periods of an industry downturn, the decline in the average selling prices of our testing services is often exacerbated by the decrease in demand from our integrated device manufacturer customers, who typically maintain larger in-house testing capacity than in-house packaging capacity. These price declines are also exacerbated by the intense price competition from other independent testing service providers, who typically offer large price discounts during periods of depressed demand, such as in 2001, in order to maintain higher capacity utilization rates to defray the high fixed costs associated with testing operations. In 2003, 2004 and 2005, packaging revenues, including revenues from module assembly, accounted for 78.0%, 77.4% and 78.6% while testing revenues accounted for 21.8%, 21.9% and 20.4%, respectively, of our net revenues.

     We believe that, over the long term, the market for outsourced semiconductor testing services has more potential for growth than the market for outsourced semiconductor packaging services for two reasons. First, the portion of the semiconductor testing market that is currently accounted for by independent testing service providers is smaller than that for packaging. Second, the large capital expenditure needed for increasingly sophisticated testing equipment, as compared to less expensive packaging equipment, is also a driver for further outsourcing of testing services by integrated device manufacturers.

     Declines in average selling prices have been partially offset over the last several years by a change in our revenue mix. In particular, revenues derived from packaging more advanced package types, such as flip-chip BGA, higher density packages with finer lead-to-lead spacing, or pitch, and testing of more complex, high-performance semiconductors have increased as a percentage of total revenues. In addition, module assembly, which typically commands higher unit prices, has accounted for an increased portion of our net revenues. We intend to continue to focus on packaging more advanced package types, such as BGA and flip-chip BGA, developing and offering new technologies in packaging and testing services and expanding our capacity to achieve economies of scale, as well as improving production efficiencies for older technology, in order to mitigate the effects of declining average selling prices on our profitability.

High Fixed Costs

     Our operations, in particular our testing operations, are characterized by relatively high fixed costs. We expect to continue to incur substantial depreciation and other expenses as a result of our previous acquisitions of packaging and testing equipment and facilities. Our profitability depends in part not only on absolute pricing levels for our services, but also on utilization rates for our packaging and testing equipment, commonly referred to as “capacity utilization rates”. In particular, increases or decreases in our capacity utilization rates could have a significant effect on gross margins since the unit cost of packaging and testing services generally decreases as fixed costs are allocated over a larger number of units. The capacity utilization rates of the machinery and equipment installed at our production facilities typically depend on factors such as the volume and variety of products packaged or tested using such machinery and equipment, the efficiency of our operations in terms of the loading and adjustment of machinery and equipment for the packaging or testing of different products, the complexity of the different products to be packaged or tested, the amount of time set aside for the maintenance and repair of the machinery and equipment, and the experience and schedule of work shifts of operators.

     The current generation of advanced testers typically cost between US$1.0 million and US$3.0 million each, while wire bonders used in packaging typically cost between US$50,000 and US$150,000 each. In 2003, 2004 and 2005, our depreciation and amortization as a percentage of net revenues was 21.3%, 18.1% and 16.5%, respectively. The decrease in depreciation and amortization as a percentage of net revenues in 2005 compared to 2004 was primarily a result of an increase in revenues, higher capacity utilization rates and an increased use of equipment that was leased instead of purchased. See “Item 4. Information on the Company—Business Overview—Equipment”. We begin depreciating our equipment when it is placed into service. There may sometimes be a time lag between when our equipment is placed into service and when it achieves high levels of utilization. In periods of depressed industry conditions, we may experience lower than expected demand from customers and a sharp decline in the average selling price of our testing services, resulting in an increase in depreciation relative to net revenues. In particular, the capacity utilization rates for our testing equipment are more severely affected during an industry downturn as a result of the decrease in outsourcing demand from integrated device manufacturers, which typically maintain larger in-house testing capacity than in-house packaging capacity.

     In 2003, we entered into operating leases with leasing companies to lease advanced testers, generally for a term of three years. We believe that these operating leases will allow us to better manage our capacity utilization rates and cash flow. Since testers operated under operating leases could be replaced with more advanced testers upon the expiration of the lease, we expect that these operating leases would improve our capacity utilization rate by reducing the number of testers with lower utilization. For more information about our testers, including the number of testers under lease, see “Item 4. Information on the Company—Business Overview—Equipment—Testing”.

Raw Material Costs

     Substantially all of our raw material costs are accounted for by packaging and the production of interconnect materials, as testing requires minimal raw materials. In 2003, 2004 and 2005, raw material cost as a percentage of our net revenues was 27.9%, 28.4% and 32.9%, respectively. We expect interconnect materials to become an increasingly important component of the cost of our packaging revenues and we plan to continue to develop and enhance our in-house interconnect materials capabilities in order to maintain and enhance our profitability, ensure an adequate supply of interconnect materials at competitive prices and reduce production time. ASE Material (now operated as a division of our company but expected to be spun-off into a separate subsidiary, subject to approval at our annual general shareholders’ meeting in June 2006) and the commencement of interconnect materials production at ASE Shanghai enhanced our interconnect materials capabilities. For more information on our interconnect materials operations, see “Item 4. Information on the Company – Business Overview – Principal Products and Services – Packaging Services – Interconnect Materials”. As a result of new restrictions in the European Union governing the use of hazardous substances, we expect that our customers will increasingly request that the materials used in our packaging processes be compliant with new European Union regulations. See “Item 4. Information on the Company—Business Overview—Raw Materials and Suppliers—Packaging”.

Goodwill Amortization under ROC GAAP

     Our operating income and non-operating income in recent years have been affected by goodwill amortization charges in connection with the restructuring of our investment holdings and other share repurchases. Under ROC GAAP, purchases of shares of consolidated subsidiaries (majority owned) or of companies accounted for using the equity method (less than majority but at least 20% owned) will result in goodwill in an amount equal to the difference between the purchase price and the investors’ proportionate equity in the equity method investees, or the fair value of net assets of the consolidated subsidiaries. Due to a change in ROC GAAP, beginning in 2006, goodwill is no longer amortized. Prior to 2006, goodwill was amortized over ten years. See “—Recent ROC GAAP Accounting Pronouncements”. Goodwill amortization from the purchases of shares of consolidated subsidiaries was recognized under general and administrative expense. Goodwill amortization from the purchases of shares of companies accounted for using the equity method was recognized as a debit reduction to investment income. Transactions which created significant goodwill were (1) our merger with ASE Chung Li and ASE Material, (2) the purchase of additional ordinary shares of ASE Test in 2001 from two of our directors at the prevailing market price, (3) the purchase of a total of 26,250,000 shares of ISE Labs in 1999, 2000 and 2002, (4) the open market purchase of shares of Universal Scientific between 1999 and 2000 and (5) the purchase of additional ordinary shares of ASE Test in the open market in 2002 and 2004. See “Item 7. Major

Shareholders and Related Party Transactions—Related Party Transactions” and notes 1 and 10 to our consolidated financial statements.

Merger of ASE Chung Li and ASE Material

     On August 1, 2004, ASE Chung Li and ASE Material merged with and into us pursuant to a merger agreement dated October 28, 2003. We are the surviving corporation. The merger was consummated by means of a share exchange pursuant to which the respective shareholders, other than ourselves, of ASE Chung Li and ASE Material received our common shares in exchange for the common shares of each of ASE Chung Li and ASE Material. The share exchange pursuant to the merger agreement between ourselves and entities under our control was treated as a transaction between entities under common control, and all assets and liabilities exchanged were transferred at their carrying amounts. With respect to the share exchange between ourselves and the outstanding minority interests, the purchase method of accounting was applied as the exchange represented the acquisition of non-controlling equity interests in a subsidiary. Because the “fair value” of our common shares (based on NT$31.00 per ASE Inc. common share, which was the average of the closing prices of our common shares on the Taiwan Stock Exchange for two days prior to and following October 28, 2003) exchanged for the non-controlling equity interests exceeded the “fair value” of the acquired net assets (based on the appraised value on the effective date of the merger), the merger generated goodwill of NT$1,608.7 million. For more information on the merger, see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions”.

Discontinued Operations

     Beginning in 2003, ASE Test, our consolidated subsidiary, provided module assembly services at its facilities in Malaysia to a customer for the assembly of camera modules used in handsets. Revenues from such services decreased substantially in 2005 as this customer moved its camera module assembly in-house and ASE Test disposed of its camera module assembly operations in Malaysia in October 2005. Such operations were formerly classified as part of our packaging operations. In the years ended December 31, 2003, 2004 and 2005, net revenues from the camera module operations were NT$1,583.4 million, NT$6,475.0 million and NT$2,095.8 million (US$63.9 million), respectively. In the years ended December 31, 2003, 2004 and 2005, gross profit from the camera module operations was NT$234.9 million, NT$668.9 million and NT$210.3 million (US$6.4 million), respectively. In the years ended December 31, 2003, 2004 and 2005, income from the camera module assembly operations was NT$196.8 million, NT$568.2 million and NT$353.7 million (US$10.8 million), respectively. In 2005, this income consisted of both income from operations of NT$121.0 million (US$3.7 million) and gain on disposal of NT$232.7 million (US$7.1 million). Information in this annual report from our consolidated statements of income for the years ended December 31, 2003, 2004 and 2005 has been adjusted to reflect the reclassification of ASE Test’s camera module assembly operations as discontinued operations. Information from our consolidated statements of cash flows has not been adjusted. Because ASE Test commenced its camera module assembly operations in 2003, no reclassification for periods prior to 2003 is required. See “Item 4. Information on the Company – Business Overview – Principal Products and Services – Packaging”.

Recent ROC GAAP Accounting Pronouncements

     In December 2003, the ROC Accounting Research and Development Foundation, or ARDF, issued ROC Statement of Financial Accounting Standards, or ROC SFAS No. 34 “Accounting for Financial Instruments”, and in September 2005, ARDF issued a revision on ROC SFAS No. 34, which is required to be applied by us on January 1, 2006. ROC SFAS No. 34 requires us to classify all financial instruments as either trading, available-for-sale, held-to-maturity or cost basis. Debt securities that we have the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses recognized in earnings. Debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders’ equity. Equity securities without available market quotes are classified as cost-basis securities and reported at cost less any impairment loss. Additionally, ROC SFAS No. 34 requires us to recognize all derivatives on the balance sheet at fair value. Derivatives that do not qualify as hedging instruments under ROC SFAS No. 34 must be adjusted to fair value through earnings. If derivatives qualify as hedging instruments, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the changes in fair value of the hedged assets, liabilities or firm commitments through earnings, or recognized in other comprehensive income until the hedged items affect earnings. The change in a derivative’s fair value related to the ineffective portion of a hedge, if any, will be immediately recognized in earnings. We estimate that the cumulative effect of this accounting change will result in a decrease in net income in 2006 of approximately NT$343.0 million, net of tax.

     In December 2005, ARDF issued revisions on ROC SFAS No. 25 “Business Combination – Accounting Treatment under Purchase Method”, which provide certain changes to existing accounting treatment for goodwill acquired in business combinations. Under the revised standard, goodwill acquired in business combinations is no longer amortized over its estimated useful life beginning January 1, 2006. Instead, it should be evaluated for impairment in accordance with ROC SFAS No. 35 “Accounting for Asset Impairment”. Amortized cost should be the new basis for goodwill acquired prior to January 1, 2006 for the purpose of impairment analysis. We are currently evaluating the effect of adopting the standard but expect the implementation will not have a material effect on the Company's financial position or overall trends in results of operations. For information on other recent ROC GAAP accounting pronouncements, see note 2 to our consolidated financial statements.

Critical Accounting Policies and Estimates

     Preparation of our consolidated financial statements requires us to make estimates and judgments in applying our critical accounting policies which have a significant impact on the results we report in our consolidated financial statements. We continually evaluate these estimates, including those related to revenue recognition, allowances for doubtful accounts, inventories, allowances for deferred income tax assets, useful lives of property, plant and equipment, realizability of long-lived assets, goodwill and the valuation of marketable securities and long-term investments. We base our estimates on historical experience and other assumptions which we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions. We have identified below the accounting policies that are the most critical to our consolidated financial statements.

     Revenue Recognition. Revenues from semiconductor packaging services that we provide are recognized upon shipment. Revenues from testing services that we provide are recognized upon completion of the services or shipment. We do not take ownership of:

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

  existence of persuasive evidence of an arrangement;

  delivery has occurred or services have been rendered;

  the seller’s price to the buyer is fixed or determinable; and

  collectibility is reasonably assured.

     These policies are consistent with provisions in the Staff Accounting Bulletin No. 101 and 104 issued by the SEC. We do not provide warranties to our customers except in cases of defects in the packaging services provided and deficiencies in testing services provided. An appropriate sales allowance is recognized in the period during which the sale is recognized, and is estimated based on historical experience.

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

     Inventories. Inventories are recorded at cost when acquired and stated at the lower of weighted average cost or market value. In January 2004, we implemented enterprise resource planning, or ERP, in order to increase our ability to effectively monitor our resource allocation throughout our company. As a result, we switched from using the weighted-average method to using the moving-average method to price our raw materials and supplies. As a result of the change, our net income for 2004 decreased NT$26.8 million and our earnings per share decreased NT$0.01. See also note 3 to our consolidated financial statements. An allowance for loss on decline in market value and obsolescence is provided based on the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. An additional inventory provision may be required if actual market conditions are less favorable than those projected.

     Allowances for Deferred Income Tax Assets. Tax benefits arising from deductible temporary differences, unused tax credits and net operating loss carryforwards are recognized as deferred tax assets. We record a valuation allowance to the extent that we believe it is more likely than not that deferred income tax assets will not be realized. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need and amount for the valuation allowance. In the event we were to determine that we would be able to realize our deferred income tax assets in the future in excess of our net recorded amount, an adjustment to our deferred income tax assets would increase income in the period such determination was made. Alternatively, should we determine that we would not be able to realize all or part of our net deferred income tax assets in the future, an adjustment to our deferred income tax assets would decrease income in the period such determination was made.

     Useful Lives of Property, Plant and Equipment. Our property, plant and equipment primarily consist of machinery and equipment, buildings and improvements and land improvements. As our operations are capital intensive, we have significant investments in expensive packaging and testing equipment. Property, plant and equipment represented 58.9%, 61.5% and 51.8% of our total assets as of December 31, 2003, 2004 and 2005, respectively. We depreciate our property, plant and equipment based on our estimate of their economic useful lives to us, which is in turn based on our judgment, historical experience and the potential obsolescence of our existing equipment brought about by the introduction of more sophisticated packaging and testing technologies and processes. If we subsequently determine that the actual useful life of property, plant and equipment is shorter than what we had estimated, we will depreciate the remaining undepreciated value of that asset over its remaining economic useful life. This would result in increased depreciation and decreased net income during those periods. Similarly, if the actual lives of property, plant and equipment are longer than what we had estimated, we would have less depreciation and higher net income in subsequent periods. As a result, if our estimations of the useful lives of our property, plant and equipment are not accurate or are required to be changed in the future, our net income in future periods would be affected.

     Valuation of Long-Lived Assets. We are required to evaluate our equipment and other long-lived assets for impairment whenever there is an indication of impairment. If certain criteria are met, we are required to record an impairment charge.

     On December 31, 2004, we adopted ROC SFAS No. 35, “Accounting for Impairment of Assets” to account for the impairment of our long-lived assets under ROC GAAP. In accordance with ROC SFAS No. 35, long-lived assets held and used by us are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the recoverable amount increases in a future period, the amount previously recognized as impairment will be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss had been recognized. Prior to 2004, there were no requirements related to the evaluation of recoverability of long-lived assets’

impairment under ROC GAAP, and we applied U.S. Statement of Financial Accounting Standards, or U.S. SFAS, No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” when accounting for impairment of long-lived assets for both ROC GAAP and U.S. GAAP.

     In accordance with U.S. SFAS No. 144, long-lived assets held and used by us are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed by comparing undiscounted net cash flows of the assets against the net book value of the assets. If the recoverability test indicates that an impairment has occurred, the impairment loss is the amount of the asset’s net book value in excess of the related fair value.

      In 2003, 2004 and 2005, we did not take any impairment charges against long-lived assets.

     Goodwill. Pursuant to a change in ROC GAAP, in 2004, we adopted ROC SFAS No. 35, “Accounting for Asset Impairment”. Under ROC SFAS No. 35, goodwill is evaluated at least annually for impairment by comparing the recorded amount of the cash-generating unit to which the goodwill has been allocated to its recoverable amount. Recoverable amount is defined as the higher of a cash-generating unit’s fair value less costs to sell or its “value in use”, which is defined as the present value of the expected future cash flows generated by the assets. An impairment charge is incurred to the extent the recorded amount exceeds the recoverable amount. As a result of our annual impairment review in 2004, under ROC GAAP, we recognized an impairment charge of NT$1,950.1 million for goodwill relating to our shares of ASE Test and ISE Labs. We recognized an impairment charge on goodwill that arose from our purchase of shares of ISE Labs due primarily to a downward revision in the forecasted revenues of ISE Labs based on internal company estimates and industry trend data that suggested the outlook for the semiconductor industry, and ISE Labs in particular, was less favorable than in prior years, including the year in which we acquired our interest in ISE Labs. We also recognized an impairment charge on goodwill that arose from our acquisition in 1998 of additional shares in our subsidiary ASE Test due to numerous changes that have occurred in both the industry and the business since 1998. Specifically, we acquired these ASE Test shares at a time of significant growth in the semiconductor industry, including the packaging and testing businesses. Additionally, the late 1990’s was a period in which companies in the technology sector were receiving relatively high valuations, primarily in response to the market’s expectations of future growth in the sector. Following the significant upheaval in the technology sector in 2000, we believe that technology companies, such as ASE Test, were receiving lower valuations in 2004 than they did in 1999. Additionally, during the intervening period between 1998 when we acquired additional shares in ASE Test and our assessment of impairment under ROC GAAP in 2004, the semiconductor industry experienced a worldwide downturn, and the packaging and testing businesses became increasingly competitive, exerting significant pressure on ASE Test’s margins. Prior to the adoption of ROC SFAS No. 35, we were not required to evaluate goodwill for impairment under ROC GAAP.

     Effective January 1, 2002, we adopted U.S. SFAS No. 142, “Goodwill and Other Intangible Assets”, which requires that goodwill no longer be amortized, and instead be tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Under U.S. GAAP, we realized an impairment charge as of December 31, 2002 related to the goodwill from the acquisition of ASE Test. In 2004, as a result of our annual impairment review under U.S. GAAP, we recognized an impairment charge of NT$1,337.7 million for goodwill relating to our purchase of shares of ISE Labs. See “—U.S. GAAP Reconciliation”. Under U.S. GAAP, we continue to carry significant goodwill resulting from the acquisition of ASE Korea, the purchase of shares of ISE Labs and the merger of ASE Chung Li and ASE Material, which generated goodwill of NT$1,608.7 million.

     If events and circumstances warrant in the future, the value of our goodwill could be further impaired under ROC GAAP or U.S. GAAP.

     Valuation of Long-term Investments. We hold significant long-term investments in public and non-public entities. We periodically evaluate these long-term investments based on market prices, if available, the financial condition of the investee company, economic conditions in the industry, and our intent and ability to hold the investment for a long period of time. These assessments usually require a significant amount of judgment, as a significant decline in the market price may not be the best indicator of impairment. Under U.S. GAAP, we evaluate long-term investments using the above mentioned criteria and, to the extent any decline in the value of a long-term investment is determined to be other than temporary, an impairment charge is recorded in the current period. The methods to measure the amount of impairment under ROC GAAP and U.S. GAAP may be based on different estimates of fair value depending on the circumstances. Under U.S. GAAP, market price is to be used, if available, to determine the fair value. Under ROC GAAP, however, if the market price is deemed to be a result of an inactive market, other measures of fair value may be used. Several of the long-term investments held by us are accounted for under the equity method. Any significant decline in the operations of an equity method investee could affect the value of the long-term investment and an impairment charge may occur.

     After determining that other-than-temporary impairment had occurred in our long-term investments as of December 31, 2004, an impairment charge of NT$512.0 million was recorded under ROC GAAP based on the difference between the book value and the calculated recoverable amount of Universal Scientific using appraised values and other appropriate information. In 2004, we incurred an impairment charge of NT$1,707.0 million under U.S. GAAP relating to our shares of Universal Scientific. See “—U.S. GAAP Reconciliation” and note 30 to our consolidated financial statements.

   Derivative Financial Instruments.

     Forward exchange contracts. Forward exchange contracts, which we enter into as an economic hedge of foreign-currency denominated assets or liabilities, are initially recorded in NT dollars at the spot rates on the date of each forward contract. The differences between the spot rates and the forward rates are amortized over the contract periods and recognized as gains or losses. On the balance sheet date, the balances of the forward exchange receivables or payables are restated based on the prevailing exchange rates and the resulting adjustments are credited or charged to income. Any resulting gain or loss upon settlement is credited or charged to income in the year of settlement. For outstanding forward contracts as of the balance sheet date, the related receivables and payables are netted with the resulting amount presented as either a current asset or liability.

     Option contracts. Written option contracts to purchase foreign currencies entered into for hedging purpose are not recorded as assets or liabilities on the contract dates. Gains or losses upon settlement are credited or charged to income. At year end, the outstanding written option contracts are marked to market with changes to current income. Exchange gains or losses from option contracts for the purpose of hedging an identifiable foreign currency commitment should be deferred as part of the basis of the foreign currency commitment. Exchange gains or losses from option contracts which are used to hedge currency exposures in cash flow should be recorded as an adjustment to stockholders’ equity. Written option contracts which are used to hedge a foreign net investment, and the exchange gains or losses should be accounted for as a translation adjustment to stockholders’ equity. This amount should be recorded as gains or losses when the foreign investment is liquidated, settled or sold. Written option contracts to purchase foreign currencies not entered into for hedging purposes are recorded as assets or liabilities on the contract dates. At year end, the outstanding written option contracts are adjusted to fair value with charges to current income.

     Interest rate swap contracts. Interest rate swap contracts entered into to limit the impact of interest rate fluctuations on certain long-term debt are not recorded as assets or liabilities on the contract date. The difference between fixed and variable rates to be paid or received on swaps is accrued as an interest rate change based on the contracts and is included in current interest income or expense.

     Cross-currency swap contracts. We enter into cross-currency swap contracts in order to manage our exposure to exchange rate fluctuations on foreign-currency denominated assets and liabilities. The principal amount is recorded at spot rates on the contract date. The difference in interest between the contract starting date rate and the rate on each settlement date or the balance sheet date is recorded as an adjustment to the interest income or expense associated with the hedged items.

     At the end of each year, the receivables or payables arising from outstanding cross-currency swap contracts are restated at prevailing spot rates and the difference is charged to income or loss. In addition, the receivables and payables under the contracts are presented on a net basis as either an asset or a liability.

ROC Labor Pension Act

     In accordance with the ROC Labor Pension Act, effective July 1, 2005, all ROC companies, including us, are required to contribute at least 6% of participating employees’ monthly salary to “portable” pension fund accounts under the new law. Under the prior applicable pension law, the required contribution amount was no less than 2%. Employees hired prior to the effectiveness of the ROC Labor Pension Act, were given the choice to continue with the existing defined benefit pension plan or participate in the new portable defined contribution pension plans available under the new law. Most of our employees have decided to participate in the portable pension plans, resulting in an increase in our pension costs. Employees hired after the effectiveness of the new law are required to participate in the new portable pension plans.

Results of Operations

     Information in this annual report from our consolidated statements of income for the years ended December 31, 2003, 2004 and 2005 has been adjusted to reflect the reclassification of ASE Test’s camera module assembly operations as discontinued operations. See “—Discontinued Operations”.

     The following table sets forth, for the periods indicated, financial data from our consolidated statements of income, expressed as a percentage of net revenues.

	Year Ended December 31,

	2003	2004	2005

	(percentage of net revenues)
ROC GAAP:
Net revenues	100.0%	100.0%	100.0%
Packaging	78.0	77.4	78.6
Testing	21.8	21.9	20.4
Others	0.2	0.7	1.0
Cost of revenues	(81.0)	(79.3)	(82.7)
Gross profit	19.0	20.7	17.3
Operating expenses	(13.5)	(11.5)	(10.4)
Income (loss) from operations	5.5	9.2	6.9
Non-operating income (expenses)	(3.2)	(5.3)	(13.7)
Income (loss) before income tax	2.3	3.9	(6.8)
Income tax benefit (expense)	2.3	1.9	0.2
Income (loss) from continuing operations	4.6	5.8	(6.6)
Discontinued operations(1)	0.3	0.7	0.4
Extraordinary loss	(0.1)	—	—
Cumulative effect of change in accounting principle(2)	—	*	—
Minority interest in net (income) loss of subsidiaries	0.1	(0.9)	0.6

Net income (loss) of parent company’s shareholders	4.9%	5.6%	5.6%

*	Indicates percentage is less than 0.1% of net revenues.

(1)	Amount for 2005 includes income from discontinued operations of NT$121.0 million (US$3.7 million) and gain on disposal of discontinued operations of NT$232.7 million (US$7.1 million), net of income tax expense. In October 2005, ASE Test disposed of its camera module assembly operations in Malaysia. Such operations were formerly classified as part of our packaging operations. Information in this annual report from our consolidated statements of income for the years ended December 31, 2003, 2004 and 2005 has been adjusted to reflect the reclassification of ASE Test’s camera module assembly operations as discontinued operations. Information from our consolidated statements of cash flows has not been adjusted. See “ – Discontinued Operations”.
(2)	As a result of our introduction of enterprise resource planning, or ERP, in order to increase our ability to effectively monitor our entire organization’s resource allocation, we switched from using the weighted-average method to using the moving-average method to price our raw materials and supplies.

     The following table sets forth, for the periods indicated, the gross margins for our packaging and testing services and our total gross margin. Gross margin is calculated by dividing gross profits by net revenues.

	Year Ended December 31,

	2003	2004	2005

	(percentage of net revenues)
ROC GAAP(1):
Gross margin
Packaging	17.8%	19.1%	15.3%
Testing	23.5%	26.3%	25.9%
Overall	19.0%	20.7%	17.3%

(1)	Amount for 2005 includes income from discontinued operations of NT$121.0 million (US$3.7 million) and gain on disposal of discontinued operations of NT$232.7 million (US$7.1 million), net of income tax expense. In October 2005, ASE Test disposed of its camera module assembly operations in Malaysia. Such operations were formerly classified as part of our packaging operations. Information in this annual report from our consolidated statements of income for the years ended December 31, 2003, 2004 and 2005 has been adjusted to reflect the reclassification of ASE Test’s camera module assembly operations as discontinued operations. Information from our consolidated statements of cash flows has not been adjusted. See “ – Discontinued Operations”.

     The following table sets forth, for the periods indicated, a breakdown of our total cost of revenues and operating expenses, expressed as a percentage of net revenues.

	Year Ended December 31,

	2003	2004	2005

	(percentage of net revenues)
ROC GAAP(1):
Cost of revenues
Raw materials	27.9%	28.4%	32.9%
Labor	15.3	16.3	15.7
Depreciation and amortization	21.3	18.1	16.5
Others	14.8	15.3	17.6

Total cost of revenues	81.0%	79.3%	82.7%

Operating expenses
Selling	2.2%	1.8%	1.3%
General and administrative(2)	5.6	5.1	5.2
Goodwill amortization(3)	1.5	1.2	0.6
Research and development	4.2	3.4	3.3

Total operating expenses	13.5%	11.5%	10.4%

(1)	Amount for 2005 includes income from discontinued operations of NT$121.0 million (US$3.7 million) and gain on disposal of discontinued operations of NT$232.7 million (US$7.1 million), net of income tax expense. In October 2005, ASE Test disposed of its camera module assembly operations in Malaysia. Such operations were formerly classified as part of our packaging operations. Information in this annual report from our consolidated statements of income for the years ended December 31, 2003, 2004 and 2005 has been adjusted to reflect the reclassification of ASE Test’s camera module assembly operations as discontinued operations. Information from our consolidated statements of cash flows has not been adjusted. See “ – Discontinued Operations”.
(2)	Excludes goodwill amortization for purposes of this table only.
(3)	Included in general and administrative expense in the consolidated financial statements.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

     Net Revenues. Net revenues increased 11.7% to NT$84,035.8 million (US$2,562.1 million) in 2005 from NT$75,237.7 million in 2004. Packaging revenues increased 13.3% to NT$66,022.9 million (US$2,012.9 million) in 2005 from NT$58,261.8 million in 2004. Testing revenues increased 3.9% to NT$17,122.0 million (US$522.0 million) in 2005 from NT$16,473.9 million in 2004. The increase in packaging revenues was due to an increase in packaging volume and, to a lesser extent, an increase in average selling prices for packaging services. The increase in testing revenues was due to an increase in average selling prices for testing services, partially offset by a decrease in testing volume. The increase in packaging volume resulted primarily from the recovery in the semiconductor industry and the increase in outsourcing of the packaging of semiconductor devices, partially offset by the interruption of our operations at our Chung Li facility as a result of the fire in May 2005. The decrease in testing volume resulted primarily from the fire in May 2005. The increase in average selling prices for packaging services reflects the fact that advanced package types accounted for a greater portion of our packaging volumes, even though the percentage of net revenues accounted for by advanced package types remained relatively unchanged. The increase in average selling prices for testing services reflects the fact that we are increasingly employing advanced testing equipment, which is charged out at a higher rate, and the fact that testing of complex, high-performance logic/mixed-signal semiconductors, which typically take longer to test, accounted for a greater portion of our testing volumes. We also made certain changes to our pricing in the second half of 2005 that contributed to the increase in the average selling price for certain of our packaging and testing services. In response to tight capacity in the packaging and testing markets generally and decreased capacity that resulted from the fire in May 2005, we increased the prices for certain of our packaging and testing services, including charging our customers for certain ancillary services that we previously provided without charge. In addition, we also reduced our customer base in order to allow us to focus on higher-margin customers. The increases in average selling prices for packaging and testing were partially offset by the general trend in the semiconductor industry of declining prices for each input/output lead on a semiconductor device.

     Gross Profit. Gross profit decreased 6.9% to NT$14,517.8 million (US$442.6 million) in 2005 from NT$15,596.6 million in 2004. Our gross profit as a percentage of net revenues, or gross margin, decreased to 17.3% in 2005 compared to 20.7% in 2004. This decrease was primarily a result of an increase in raw material costs and, to a lesser extent, cost of components for use in modules, partially offset by a decrease in depreciation and amortization, all as a percentage of net revenues. Our gross margin for packaging decreased to 15.3% in 2005 from 19.1% in 2004. This decrease was primarily due to an increase in raw material costs and cost of components for use in modules, partially offset by a decrease in depreciation and amortization, all as a percentage of net packaging revenues. Our gross margin for testing decreased to 25.9% in 2005 from 26.3% in 2004. This decrease was primarily due to an increase in rental expense because we leased more testing equipment, partially offset by a decrease in depreciation and amortization, each as a percentage of net testing revenues. Raw material costs in 2005 was NT$27,657.6 million (US$843.2 million), compared to NT$21,380.4 million in 2004. As a percentage of net revenues, raw material costs increased to 32.9% in 2005 from 28.4% in 2004 primarily because advanced package types, which require more expensive raw materials, accounted for a greater portion of our packaging volumes in 2005. Depreciation and amortization in 2005 was NT$13,830.2 million (US$421.7 million), compared to NT$13,627.9 million in 2004. The increase in depreciation resulting from the acquisition of property, plant and equipment in 2005 was partially offset by the write-off of buildings and equipment due to fire damage in May 2005. As a result, there was only a slight increase in the overall depreciable basis of our property, plant and equipment in 2005. As a percentage of net revenues, however, depreciation and amortization decreased to 16.5% in 2005 from 18.1% in 2004, reflecting an increase in revenues, higher capacity utilization rates and increased use of equipment that was leased instead of purchased.

     Operating Income. We had an operating income of NT$5,819.2 million (US$177.4 million) in 2005, compared to NT$6,956.8 million in 2004. Operating expenses increased 0.7% to NT$8,698.6 million (US$265.2 million) in 2005, compared to NT$8,639.8 million in 2004. The increase in operating expenses was primarily due to higher research and development expenses and general and administrative expenses, partially offset by a decrease in selling expenses. Research and development expense increased 7.9% to NT$2,785.4 million (US$84.9 million) in 2005 from NT$2,581.1 million in 2004. This increase was primarily a result of an increase in our salaries and bonuses expense. Research and development expense accounted for 3.3% of our net revenues in 2005, compared to 3.4% in 2004. General and administrative expense, excluding goodwill amortization, increased 11.6% to NT$4,284.3 million (US$130.7 million) in 2005 from NT$3,840.0 million in 2004. This increase was primarily the result of an increase in our salaries and bonuses expense. General and administrative expense, excluding goodwill amortization, represented 5.2% of our net revenues in 2005, compared to 5.1% in 2004. Goodwill amortization was NT$528.9 million (US$16.1 million) in 2005 compared to NT$877.6 million in 2004. Goodwill amortization represented 0.6% of our net revenues in 2005, compared to 1.2% in 2004. Selling expense decreased 18.0% to NT$1,100.0 million (US$33.5 million) in 2005 from NT$1,341.1 million in 2004. This decrease was primarily due to decreased commission and fee payments to our sales and customer service agents following our acquisition in July 2004 of ASE (U.S.) Inc., which was previously our agent providing customer service and after-sales support to our customers in Europe and North America. See “Item 4. Information on the Company—Business Overview—Sales and Marketing—Sales and Customer Service Agents”. Selling expense represented 1.3% of our net revenues in 2005, compared to 1.8% in 2004. Our operating income as a percentage of net revenues, or operating margin, decreased to 6.9% in 2005 from 9.2% in 2004, primarily as a result of the decrease in our gross margin.

     Non-Operating Income (Expense). We incurred a net non-operating expense of NT$11,493.0 million (US$350.4 million) in 2005, compared to a net non-operating expense of NT$3,993.9 million in 2004. This overall increase was primarily a result of loss on fire damage and, to a lesser extent, an increase in net interest expense, partially offset by a decrease in impairment loss and, to a lesser extent, an increase in earnings of equity method investees and net foreign exchange gain. We incurred loss on fire damage of NT$8,838.1 million (US$269.5 million) as a result of a fire that broke out in May 2005 at the principal building of our substrates facility in Chung Li, Taiwan, which amount included estimated losses of NT$13,479.1 million (US$410.9 million), less insurance recoveries of NT$4,641.0 million (US$141.4 million). See note 25 to our consolidated financial statements. Net interest expense increased 56.3% to NT$1,397.7 million (US$42.6 million) in 2005 from NT$894.4 million in 2004, primarily due to increased outstanding balances and higher interest rates on our bank loans. In 2004, we recognized an impairment loss of NT$1,950.1 million on goodwill relating to our purchase of shares of ISE Labs and ASE Test; whereas in 2005 we did not recognize any impairment loss. We recognized equity in earnings of equity method investees of NT$74.3 million (US$2.3 million) in 2005 compared to equity in losses of equity method investees of NT$395.0 million in 2004. We recorded a net foreign exchange gain of NT$175.2 million (US$5.3 million) in 2005 compared to a net foreign exchange loss of NT$148.1 million in 2004. The net foreign exchange gain in 2005 was primarily due to the appreciation of the US dollar, which had a positive impact on our U.S. dollar-denominated assets.

     Net Income. We had a net loss of NT$4,691.2 million (US$143.0 million) in 2005, compared to a net income of NT$4,209.7 million in 2004. Our net loss per ADS was NT$5.37 (US$0.16) in 2005, compared to a net income per ADS of NT$4.81 in 2004 (retroactively adjusted to account for stock dividends issued in 2005 and 2004). We had an income tax benefit of NT$118.6 million (US$3.6 million) in 2005, compared to an income tax benefit of NT$1,397.0 million in 2004, primarily as a result of a decrease in capital expenditure relating to our facilities in Taiwan.

      Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

     Net Revenues. Net revenues increased 35.0% to NT$75,237.7 million in 2004 from NT$55,728.4 million in 2003. Packaging revenues increased 34.1% to NT$58,261.8 million in 2004 from NT$43,443.5 million in 2003. Testing revenues increased 35.7% to NT$16,473.9 million in 2004 from NT$12,142.4 million in 2003. The increase in packaging revenues was primarily due to an increase in packaging volume. The increase in testing revenues was due to an increase in testing volume and, to a lesser extent, an increase in the average selling prices for testing services. The increase in packaging and testing volume resulted primarily from the recovery in the semiconductor industry and the increase in outsourcing of the packaging and testing of semiconductor devices. The increase in average selling prices for testing services reflects the fact that we are increasingly employing advanced testing equipment, which is charged out at a higher rate, and the fact that complex, high-performance logic/mixed-signal semiconductors, which typically take longer to test, accounted for a greater portion of our testing volumes, partially offset by the general trend in the semiconductor industry of declining prices for each input/output lead on a semiconductor device.

     Gross Profit. Gross profit increased 47.0% to NT$15,596.6 million in 2004 from NT$10,610.4 million in 2003. Our gross margin increased to 20.7% in 2004 compared to 19.0% in 2003. This increase was primarily a result of a decrease in depreciation and amortization, partially offset by an increase in rental expense and labor costs, each as a percentage of net revenues. Our gross margin for packaging increased to 19.1% in 2004 from 17.8% in 2003. This increase was primarily due to a decrease in depreciation and amortization, partially offset by an increase in labor costs and cost of components for use in modules, all as a percentage of net packaging revenues. Our gross margin for testing increased to 26.3% in 2004 from 23.5% in 2003. This increase was primarily due to a decrease in depreciation and amortization, partially offset by an increase in rental expenses for testing equipment, all as a percentage of net testing revenues. Depreciation and amortization in 2004 was NT$13,627.9 million, compared to NT$11,846.5 million in 2003. As a percentage of net revenues, however, depreciation and amortization decreased to 18.1% in 2004 from 21.3% in 2003, reflecting higher capacity utilization rates.

     Operating Income. We had an operating income of NT$6,956.8 million in 2004, compared to NT$3,073.2 million in 2003. Operating expenses increased 14.6% to NT$8,639.8 million in 2004, compared to NT$7,537.2 million in 2003. The increase in operating expenses was due to higher general and administrative expenses and, to a lesser extent, higher research and development expenses and selling expenses. General and administrative expense, excluding goodwill amortization, increased 21.1% to NT$3,840.0 million in 2004 from NT$3,170.1 million in 2003. This increase was primarily the result of an increase in our number of employees, which resulted in higher salaries and bonuses expense. General and administrative expense, excluding goodwill amortization, represented 5.1% of our net revenues in 2004, compared to 5.6% in 2003. Goodwill amortization was NT$877.6 million in 2004 compared to NT$819.3 million in 2003. Goodwill amortization represented 1.2% of our net revenues in 2004, compared to 1.5% in 2003. Research and development expense increased 10.2% to NT$2,581.1 million in 2004 from NT$2,342.9 million in 2003. This increase was primarily a result of increases in our number of employees, which resulted in higher salaries and bonuses expense, and the cost of maintaining our research and development equipment, partially offset by a decrease in the cost of factory supplies. Research and development expense accounted for 3.4% of our net revenues in 2004, compared to 4.2% in 2003. Selling expense increased 11.3% to NT$1,341.1 million in 2004 from NT$1,204.9 million in 2003. This increase was primarily due to the increase in our net revenues. Selling expense represented 1.8% of our net revenues in 2004, compared to 2.2% in 2003. Our operating margin increased to 9.2% in 2004 from 5.5% in 2003, as a result of the foregoing and the increase in our gross margin.

     Non-Operating Income (Expense). We incurred a net non-operating expense of NT$3,993.9 million in 2004, compared to a net non-operating expense of NT$1,782.8 million in 2003. This overall increase was primarily a result of an impairment of goodwill under ROC GAAP, other investment loss and a decrease in our gain on sales of investment, partially offset by a decrease in our interest expense and a decrease in our realized loss on long-term investments. Pursuant to a change in ROC GAAP, we were required to evaluate goodwill for impairment beginning in 2004. Based on our review of goodwill under ROC GAAP in 2004, we determined that NT$1,950.1 million of our goodwill relating to our purchase of shares of ISE Labs and ASE Test was impaired, which impairment was recognized as impairment of goodwill. We also determined that NT$512.0 million of the goodwill relating to our affiliate Universal Scientific was impaired, which impairment was recognized as other investment loss. See “Operating Results and Trend Information – Critical Accounting Policies – Goodwill”. Our gain on sale of investment decreased 90.8% to NT$57.1 million in 2004, compared to NT$618.9 million in 2003. Net interest expense decreased 31.4% to NT$894.4 million in 2004 from NT$1,304.4 million in 2003, primarily due to lower interest rates on our bank loans. Our realized loss on long-term investments decreased to nil in 2004 from NT$354.8 million in 2003.

     Net Income. We had a net income of NT$4,209.7 million in 2004, compared to a net income of NT$2,742.8 million in 2003. Our net income per ADS was NT$4.81 in 2004, compared to a net income per ADS of NT$3.30 in 2003 (retroactively adjusted to account for stock dividends issued in 2005 and 2004). We had an income tax benefit of NT$1,397.0 million in 2004, compared to an income tax benefit of NT$1,278.7 million in 2003, primarily as a result of tax credits resulting from an increase in capital expenditures relating to our facilities in Kaohsiung, Taiwan.

Quarterly Net Revenues, Gross Profit and Gross Margin

     Information in this annual report from our consolidated statements of income for the years ended December 31, 2003, 2004 and 2005 has been adjusted to reflect the reclassification of ASE Test’s camera module assembly operations as discontinued operations. See “—Discontinued Operations”.

     The following table sets forth our unaudited consolidated net revenues, gross profit and gross margin for the quarterly periods indicated. The unaudited quarterly results reflect all adjustments, consisting of normal recurring adjustments, that, in the opinion of management, are necessary for a fair presentation of the amounts, on a basis consistent with the audited consolidated financial statements included elsewhere in this annual report. You should read the following table in conjunction with the audited consolidated financial statements and related notes included elsewhere in this annual report. Our net revenues, gross profit and gross margin for any quarter are not necessarily indicative of the results for any future period. Our quarterly net revenues, gross profit and gross margin may fluctuate significantly.

				Quarter Ended

	Jun. 30, 2004	Sept. 30, 2004	Dec. 31, 2004	Mar. 31, 2005	Jun. 30, 2005	Sept. 30, 2005	Dec. 31, 2005	Mar. 31, 2006

	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(in millions)
Consolidated Net Revenues
Packaging	13,872.4	15,498.7	16,191.7	13,934.0	14,144.5	17,160.5	20,783.9	19,306.2
Testing	4,101.6	4,596.5	4,357.3	3,692.8	3,752.2	4,410.4	5,266.6	5,122.7
Others	56.9	176.4	211.3	195.9	91.1	250.9	353.0	408.3

Total	18,030.9	20,271.6	20,760.3	17,822.7	17,987.8	21,821.8	26,403.5	24,837.2

Consolidated Gross Profit
Packaging	2,984.5	2,965.0	2,444.9	1,455.3	1,531.3	2,808.6	4,333.5	4,515.7
Testing	1,188.8	1,295.0	995.3	377.5	615.4	1,313.1	2,127.1	1,983.0
Others	16.8	38.7	32.8	(12.1)	(92.1)	(34.2)	94.4	136.7

Total	4,190.1	4,298.7	3,473.0	1,820.7	2,054.6	4,087.5	6,555.0	6,635.4

Consolidated Gross Margin
Packaging	21.5%	19.1%	15.1%	10.4%	10.8%	16.4%	20.9%	23.4%
Testing	29.0%	28.2%	22.8%	10.2%	16.4%	29.8%	40.4%	38.7%
Overall	23.2%	21.2%	16.7%	10.2%	11.4%	18.7%	24.8%	26.7%

     Our results of operations have been adversely affected by the global semiconductor industry downturn which commenced in the fourth quarter of 2000 and continued through the fourth quarter of 2001. Beginning the second quarter of 2002, we experienced an improvement in our net revenues as a result of a modest recovery in the semiconductor industry. However, in the first quarter of 2003, our net revenues were adversely affected by global political and economic conditions. To a lesser extent, our results of operations have also been affected by seasonality. Our first quarter net revenues have historically decreased over the preceding fourth quarter, primarily due to the combined effects of holidays in the United States, Taiwan and elsewhere in Asia. Moreover, the increase or decrease in net revenues of a particular quarter as compared with the immediately preceding quarter varies significantly. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Our operating results are subject to significant fluctuations, which could adversely affect the market value of your investment”.

     Our testing operations historically have higher gross margins than our packaging operations, except during periods of lower-than-normal capacity utilization, such as the full year of 2002 and the first quarter of 2005, when our testing operations experience lower gross margins than our packaging operations.

Exchange Rate Fluctuations

     For quantitative and qualitative disclosure of our exposure to foreign currency exchange rate risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk—Foreign Currency Exchange Rate Risk”.

Taxation

     The regular corporate income tax rate in the ROC applicable to us is 25%. Under the ROC Statute of Upgrading Industries, which gives certain preferential tax treatment to companies that qualify as operating in an “important technology industry”, we may apply for tax holidays covering the portion of our income allocable to eligible machinery and equipment upon receipt of a cash infusion from our shareholders, including through rights offerings, if the proceeds of which are used to purchase eligible machinery and equipment. We may also apply for this tax holiday after the capitalization of retained earnings through the issuance of stock dividends. See note 20 to our consolidated financial statements. We have three five-year tax exemptions on income derived from a portion of our operations in Kaohsiung, Taiwan. One such exemption expired at the end of 2005 and another will expire at the end of 2007. We have not yet begun to use the third exemption, which is scheduled to expire in 2009, unless we are granted an extension. We are in the process of applying for a fourth five-year exemption in connection with our operations in Kaohsiung, Taiwan. We also received three five-year tax exemptions on income derived from a portion of our operations in Chung Li, Taiwan. One such exemption expired at the end of 2004 and another will expire at the end of 2007. The third exemption was originally scheduled to expire at the end of 2011, but we have been granted an extension in connection with this exemption. We are in the process of applying for a fourth five-year exemption in connection with our operations in Chung Li, Taiwan.

     ASE Test Taiwan had one five-year tax exemption that expired at the end of 2005 on income derived from a portion of its testing operations. ASE Test Taiwan also plans to apply for two more five-year exemptions upon the completion of related capacity expansions.

     Under regulations promulgated under the ROC Statute for Upgrading Industries, we are also entitled to a tax credit to be applied to the purchase of qualifying manufacturing equipment. The tax credits were set at 11% and 7% for 2005 and 2006, respectively. We are also entitled to tax credits set at 30% of the amount spent on qualifying research and development expenses and employee training expenses. These tax credits generally expire five years following their respective grants and are available to reduce 50% of our income taxes payable in the first four years and 100% of such taxes payable in the fifth year.

     ASE Test Malaysia obtained “pioneer” tax status and was granted a five-year tax exemption which expired on June 30, 2004. This tax exemption resulted in tax savings for us of approximately NT$642.3 million and NT$481.2 million in 2004 and 2003, respectively. In order to qualify for a more beneficial reinvestment allowance, ASE Test Malaysia applied for and was granted cancellation of its pioneer status, which was deemed to have been cancelled on September 21, 2002. ASE Test Malaysia’s current reinvestment allowance applies to certain qualifying facilities and machinery and allows it to reduce its tax payments on income from operations that use such facilities and machinery. The term of this reinvestment allowance is 2003 through 2017.

     In addition, since we have facilities located in special export zones such as the Nantze Export Processing Zone in Taiwan and the Bayan Lepas Free Industrial Zone in Malaysia, we enjoy exemptions from various import duties, commodity taxes and sales taxes on imported machinery, equipment, raw materials and components which are directly used for manufacturing finished goods. Finished goods produced by companies located in these zones and exported or sold to others within the zones are exempt from otherwise applicable commodity or business taxes in Taiwan and customs duties and sales taxes in Malaysia.

     Our effective income tax rate was 0% in 2003, 2004 and 2005 primarily as a result of tax credits generated from qualifying equipment purchases made at our facilities in Kaohsiung, Taiwan. We generated additional tax credits in 2003, 2004 and 2005 and believe that the future estimated taxable income will be sufficient to realize the current and long-term portion of our net deferred tax assets recorded as of December 31, 2003, 2004 and 2005.

     Under the ROC Income Tax Law, all retained earnings generated in a year which are not distributed to shareholders as dividends in the following year will be assessed a 10% retained earnings tax. As a result, if we do not distribute all of our annual retained earnings as either cash or stock dividends in the following year, these earnings will be subject to the 10% retained earnings tax.

     The ROC government enacted the ROC Alternative Minimum Tax Act, or AMT Act, which became effective on January 1, 2006. The alternative minimum tax, or AMT, imposed under the ROC AMT Act is a supplemental tax which is payable if the income tax payable pursuant to the ROC Income Tax Act is below the minimum amount prescribed under the ROC AMT Act. The taxable income for calculating the AMT includes most income that is exempted from income tax under various legislations, such as tax holidays and investment tax credits. The AMT rate for business entities is 10%. However, the ROC AMT Act grandfathered certain tax exemptions and tax credits granted prior to the enactment of the ROC AMT Act. We currently expect the AMT to have a minimal effect on our income tax expense in 2006.

Inflation

     We do not believe that inflation in Taiwan or elsewhere has had a material impact on our results of operations.

U.S. GAAP Reconciliation

     Consolidated financial statements are prepared in accordance with ROC GAAP, which differ in certain material respects from U.S. GAAP. The following table sets forth a comparison of our net income and shareholders’ equity in accordance with ROC GAAP and U.S. GAAP as of and for the periods indicated.

	As of and For the Year Ended December 31,

	2003	2004	2005

	NT$	NT$	NT$	US$
	(in millions)
Net income (loss):
ROC GAAP	2,742.8	4,209.7	(4,691.2)	(143.0)
U.S. GAAP	2,352.0	4,297.1	(5,530.5)	(168.6)
Total shareholders’ equity:
ROC GAAP	55,200.2	59,716.6	54,979.5	1,676.2
U.S. GAAP	42,093.5	48,657.1	44,959.3	1,370.7

     Note 30 to our consolidated financial statements provides a description of the principal differences between ROC GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of select items, including net income and shareholders’ equity. Significant differences between ROC GAAP and U.S. GAAP, which primarily affect our net income as reported under ROC GAAP, include impairment of goodwill and long-term investments and compensation expense pertaining to bonuses to employees, directors and supervisors.

     On December 31, 2004, we adopted U.S. SFAS No. 142, “Goodwill and Other Intangible Assets”, which requires that goodwill no longer be amortized, and instead, be tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. In conjunction with the implementation of U.S. SFAS No. 142, we completed a goodwill impairment review as of January 1, 2002 in accordance with the provisions of the standard and found no impairment. U.S. SFAS No. 142 also required companies to discontinue amortizing goodwill and other indefinite-lived assets beginning January 1, 2002. This resulted in a decrease in amortization of approximately NT$819.3 million, NT$877.6 million and NT$528.9 million (US$16.1 million) in 2003, 2004 and 2005, respectively, which continued to be recorded for ROC GAAP purposes through 2005, after which goodwill amortization is no longer required under ROC GAAP. Under U.S. GAAP, we realized an impairment charge as of December 31, 2002 related to the goodwill from the acquisition of ASE Test. No impairment charges were recorded for goodwill, attributable to other reporting units, for the year ended December 31, 2003. For the year ended December 31, 2004, we took an impairment charge under U.S. GAAP of NT$1,337.7 million relating to our purchase of shares of ISE Labs. We did not record any impairment charge for goodwill in 2005.

     On December 31, 2004, we adopted ROC SFAS No. 35, “Accounting for Asset Impairment”. Under ROC SFAS No. 35, goodwill is evaluated at least annually to determine if it is impaired. As a result of our annual impairment review, under ROC GAAP, we recognized an impairment charge of NT$1,950.1 million for goodwill relating to our purchase of shares of ASE Test and ISE Labs in 2004. We did not record any impairment charge for goodwill in 2005. See note 10 to our consolidated financial statements.

     ROC GAAP and U.S. GAAP require an assessment of impairment of long-term investments whenever events or circumstances indicate a decline in value may be other-than-temporary. The criteria for determination are similar under ROC GAAP and U.S. GAAP. However, the methods to measure the amount of impairment may be based on different estimates of fair values depending on the circumstances. When impairment is determined to have occurred, U.S. GAAP requires the market price to be used, if available, to determine the fair value of the long-term investment and measure the amount of impairment at the reporting date. Under ROC GAAP, if the market price is deemed to be a result of an inactive market, another measure of fair value may be used. We did not record any impairment charge for long-term investments in 2003. For the year ended December 31, 2004, under U.S. GAAP, we took an impairment charge of NT$1,707.0 million relating to our investment in Universal Scientific. We did not record any impairment charge for long-term investments in 2005.

     We typically pay all or a portion of employee bonuses in the form of common shares. The number of common shares distributed as part of employee bonuses is obtained by dividing the total nominal NT dollar amount of the bonus to be paid in the form of common shares by the par value of the common shares, or NT$10 per share, rather than their market value, which has generally been substantially higher than par value. We paid employee bonuses in 2005 and 2004 in the form of common shares with respect to the results of the preceding fiscal year. We did not pay any employee bonuses in the form of common shares in 2003 because we had minimal net income in 2002. Under ROC GAAP, the distribution of employee bonus shares is treated as an allocation from retained earnings, and we are not required to, and do not, charge the value of the employee bonus shares to employee compensation expense. Under U.S. GAAP, however, we are required to charge the market value of the employee bonus shares to employee compensation expense in the period to which they relate, and correspondingly reduce our net income and income per common share. See “Item 6. Directors, Senior Management and Employees—Compensation—ASE Inc. Employee Bonus and Stock Option Plans”.

     The amount and the form of the payment of this compensation is subject to approval at our annual general shareholders’ meeting. Under U.S. GAAP, the compensation expense is initially accrued at the nominal NT dollar amount of the aggregate bonus in the period to which it relates, and the difference between the amount initially accrued and the market value of the common shares issued as payment of all or any part of the bonus is recorded as employee compensation expense in the period in which shareholders’ approval is obtained, which normally occurs during the second quarter of the following year.

Recent U.S. GAAP Accounting Pronouncements

     In November 2004, the FASB issued U.S. SFAS No. 151, “Inventory Costs - an amendment of ARB No. 43, Chapter 4”. U.S. SFAS No. 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. U.S. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, but early adoption is permitted during fiscal years after the date this statement is issued. We do not expect the adoption of U.S. SFAS No. 151 to impact our consolidated financial position or results of operations.

     In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment". This statement is a revision of U.S. SFAS No. 123 and supersedes Accounting Principles Board, or APB, Opinion No. 25. This statement establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on the accounting for transactions in which an entity obtains employee services in share-based payment transactions. Entities will be required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). Such cost will be recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. This statement is effective as of the beginning of the first fiscal year beginning after June 15, 2005.

     Upon adoption, we have two application methods to choose from: the modified-prospective transition approach or the modified-retrospective transition approach. Under the modified-prospective transition method, we would be required to recognize compensation cost for:

  share-based awards to employees based on their grant-date fair value from the beginning of the fiscal period in which the recognition provisions are first applied; and

  compensation cost for awards that were granted prior to, but not vested as of, the date of adoption.

     Prior periods remain unchanged and pro forma disclosures previously required by U.S. SFAS No. 123 continue to be required. Under the modified-retrospective transition method, we would restate prior periods by recognizing compensation cost in the amounts previously reported in the pro forma footnote disclosure under U.S. SFAS No. 123. Under this method, we are permitted to apply this presentation to all periods presented or to the start of the fiscal year in which U.S. SFAS No. 123R is adopted. We would follow the same guidelines as in the modified-prospective transition method for awards granted subsequent to adoption and those that were granted and not yet vested. We adopted the modified-prospective approach, and believe the impact that adoption will have on our financial position or results of operations will be of approximately the same magnitude as our stock-based employee compensation cost disclosed in note 27(e) to our consolidated financial statements.

     In December 2004, the FASB issued U.S. SFAS No. 153, “Exchanges of Non-Monetary Assets – An amendment of APB Opinion No. 29”. The amendments made by U.S. SFAS No. 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the exception for non-monetary exchanges of similar productive assets and replace it with a general exception for exchanges of non-monetary assets that do not have commercial substance. This statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions in U.S. SFAS No. 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 (July 1, 2005 for us). Early application of the U.S. SFAS No. 153 is permitted. The provisions of this statement shall be applied prospectively. We do not expect the adoption of U.S. SFAS No. 153 to have a material effect on our financial statements or our results of operations.

     In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations”. Interpretation No. 47 clarifies that the term “conditional asset retirement obligation”, as used in U.S. SFAS No. 143 “Accounting for Asset Retirement Obligations,” refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of an entity. If an entity has sufficient information to reasonably estimate the fair value of an asset retirement obligation, it must recognize a liability at the time the liability is incurred. If the liability’s fair value cannot be reasonably estimated, that fact and the reasons shall be disclosed. Interpretation No. 47 is effective no later than the end of the first fiscal year ending after December 15, 2005 (December 31, 2005, for calendar-year enterprises). An entity shall recognize the cumulative effect of initially applying this Interpretation as a change in accounting principle. We adopted Interpretation No. 47 and there was no material impact to our consolidated financial position or results of operations.

     In May 2005, the FASB issued U.S. SFAS No. 154, “Accounting Changes and Error Corrections”. This statement requires retrospective application for voluntary changes in accounting principle unless it is impracticable to do so. U.S. SFAS No. 154’s retrospective application requirement replaces the requirement under APB Opinion No. 20, “Accounting Changes” to recognize most voluntary changes in accounting principle by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. U.S. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Earlier application is permitted for accounting changes and corrections of errors occurring in fiscal periods beginning after the date this statement is issued. We do not expect the adoption of U.S. SFAS No. 154 to impact our consolidated financial position or results of operations.

     In February 2006, the FASB issued U.S. SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140.” U.S. SFAS No. 155 resolves issues addressed in U.S. SFAS No. 133 Implementation Issue No. D1, “Application of Statement No. 133 to Beneficial Interests in Securitized Financial Assets”. U.S. SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of U.S. SFAS No. 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends U.S. SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. U.S. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The fair value election provided for in this U.S. SFAS No. 155 may also be applied upon adoption of U.S. SFAS No. 155 for hybrid financial instruments that had been bifurcated under paragraph 12 of U.S. SFAS No. 133 prior to the adoption of U.S. SFAS No. 155. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, providing the entity has not yet issued financial statements for any interim period for that fiscal year. We do not expect the adoption of U.S. SFAS No. 155 to impact our consolidated financial position or results of operations.

LIQUIDITY AND CAPITAL RESOURCES

     Information in this annual report from our consolidated statements of income for the years ended December 31, 2003, 2004 and 2005 has been adjusted to reflect the reclassification of ASE Test’s camera module assembly operations as discontinued operations. Information from our consolidated statements of cash flows has not been adjusted. See “—Discontinued Operations”.

     We have historically been able to satisfy our working capital needs from our cash flow from operations. We have historically funded our capacity expansion from internally generated cash and, to the extent necessary, the issuance of equity securities and long-term borrowings. If adequate funds are not available on satisfactory terms, we may be forced to curtail our expansion plans. Moreover, our ability to meet our working capital needs from cash flow from operations will be affected by the demand for our packaging and testing services, which in turn may be affected by several factors. Many of these factors are outside of our control, such as economic downturns and declines in the prices of our services caused by a downturn in the semiconductor industry. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Our operating results are subject to significant fluctuations, which could adversely affect the market value of your investment”. The average selling prices of our packaging and testing services are likely to be subject to further downward pressure in the future. To the extent we do not generate sufficient cash flow from our operations to meet our cash requirements, we will have to rely on external financing.

     Net cash provided by operating activities amounted to NT$20,451.0 million (US$623.5 million) in 2005, partially as a result of adjusting for non-cash depreciation and amortization, including amortization of goodwill, and loss on fire damage of NT$23,774.5 million (US$724.8 million). Net cash provided by operating activities amounted to NT$19,487.0 million in 2004, partially as a result of adjusting for non-cash depreciation and amortization, including amortization of goodwill, and to a lesser extent, as a result of adjusting for the impairment of goodwill and other investment loss of NT$18,126.0 million. Net cash provided by operating activities amounted to NT$13,224.3 million in 2003, partially as a result of adjusting for non-cash depreciation and amortization, including amortization of goodwill, of NT$13,585.9 million. The increase in net cash generated by operating activities in 2005 compared to 2004 was primarily due to non-cash loss on fire damage of NT$8,212.8 million (US$250.4 million) in 2005 and a net decrease in inventories of NT$4,778.7 million (US$145.7 million) in 2005. The increase in net cash generated by operating activities in 2004 compared to 2003 was primarily due to a significant increase in net income to NT$4,209.7 million in 2004 from NT$2,742.8 million in 2003 and non-cash depreciation and amortization and impairment of goodwill and other investment loss to NT$18,126.0 million in 2004 from NT$13,585.9 million in 2003.

     Net cash used in investing activities amounted to NT$13,414.8 million (US$409.0 million) in 2005, primarily due to the acquisition of property, plant and equipment, such as machinery and equipment for our packaging, testing and interconnect materials operations, of NT$15,611.5 million (US$476.0 million), partially offset by insurance proceeds in connection with the fire damage incurred at our facilities in Chung Li, Taiwan in May 2005. Net cash used in investing activities amounted to NT$30,823.3 million in 2004, primarily as a result of the acquisition of property, plant and equipment, such as machinery and equipment for our packaging, testing and interconnect materials operations, of NT$28,521.4 million. Net cash used in investing activities amounted to NT$18,370.5 million in 2003, primarily as a result of the acquisition of property, plant and equipment of NT$17,332.0 million.

     Net cash used in financing activities in 2005 amounted to NT$91.8 million (US$2.8 million). This amount reflected primarily a decrease in long-term debts of NT$3,221.9 million (US$98.2 million), which was partially offset by an increase in short-term borrowings of NT3,638.4 million (US$110.9 million). Net cash provided by financing activities in 2004 was NT$9,164.2 million. This amount reflected primarily an increase in long-term debts of NT$5,995.1 million, our issuance of domestic secured bonds of NT$2,733.1 million and an increase in short-term borrowings of NT$2,696.0 million, which was partially offset by investments payable of NT$2,310.0 million. Net cash provided by financing activities in 2003 was NT$4,090.8 million. This amount reflected proceeds from the sale of our common shares of NT$2,850.5 million and proceeds of NT$6,684.9 million from the issuance of our zero coupon convertible bonds due 2008, which was partially offset by the early redemption of foreign convertible bonds issued by ASE Test through a finance subsidiary totaling NT$4,908.4 million.

     As of December 31, 2005, our primary source of liquidity was NT$13,263.8 million (US$404.4 million) of cash and cash equivalents and NT$4,352.9 million (US$132.7 million) of short-term investments. Our short-term investments primarily consisted of investments in fixed income mutual funds. As of December 31, 2005, we had total unused short-term credit lines of NT$19,038.7 million (US$580.4 million), and total unused long-term credit lines of NT$5,332.4 million (US$162.6 million). As of December 31, 2005, we had working capital of NT$16,722.4 million (US$509.8 million).

     As of December 31, 2005, we had total borrowings of NT$53,385.2 million (US$1,627.6 million), NT$5,084.9 million (US$155.0 million) of which were short-term borrowings and NT$48,300.3 million (US$1,472.6 million) of which were long-term borrowings. The interest rate for borrowings under our short-term borrowings ranged from 1.47% to 6.50% per year as of December 31, 2005. All of our short-term loans are revolving facilities with a term of one year, each of which may be extended on an annual basis with lender consent. Our long-term borrowings consist primarily of bank loans, bonds payable and capital lease obligations. As of December 31, 2005, we had outstanding long-term borrowings, less current portion, of NT$42,862.1 million (US$1,306.8 million). As of December 31, 2005, the current portion of our long-term borrowings was NT$5,438.2 million (US$165.8 million). Our long-term borrowings carried variable interest rates which ranged between 1.98% and 11.0% per year as of December 31, 2005.

     We have pledged a portion of our assets, with a carrying value of NT$8,400.3 million (US$256.1 million) as of December 31, 2005, to secure our obligations under our short-term and long-term facilities.

     In November 2005, we and ASE Test Taiwan entered into a US$100.0 million three-year revolving receivables acquisition and servicing agreement with ABN Amro Bank N.V. whereby we and ASE Test, Inc. agree to sell and ABN Amro Bank N.V. agrees to buy certain eligible receivables. The total accounts receivable sold under this facility in 2005 was NT$3,915.0 million (US$119.4 million). See “—Off-Balance Sheet Arrangements”.

     In August 2005, ASE Test Finance Limited entered into a US$78.0 million five-year syndicated credit facility for which Citibank, N.A., Taipei Offshore Banking Branch and Citigroup Global Markets Asia Limited acted as arrangers and Citibank, N.A., Taipei Offshore Banking Branch acted as agent. We and ASE Test act as the guarantors for ASE Test Finance Limited. The proceeds were used for the repayment of loans incurred by ASE Test and ASE Test Finance Limited. The facility bears interest at LIBOR plus 0.875% per annum.

     In March 2005, ASE Shanghai entered into a US$119.0 million five-year syndicated credit facility for which the Hongkong and Shanghai Banking Corporation Limited, Shanghai Branch acted as arranger and agent. We agreed to act as guarantor for ASE Shanghai. We used US$79 million to refinance exiting credit facilities to fund our capital expenditure requirements. The facility bears interest at LIBOR plus 1% per annum.

     In connection with our leasing of testing equipment, in August 2004, we, along with ASE Test Taiwan, entered into an agreement with a syndicate of banks arranged by Citibank, N.A., Taipei Branch whereby such syndicate agreed to purchase up to US$90.0 million of qualifying lease receivables from eligible leasing companies for twelve months from the date of the agreement. As evidence of the obligations entered into under the transaction, we and ASE Test Taiwan issued promissory notes to such leasing companies indorsed to Citibank, N.A., Taipei Branch. The leasing companies also executed a mortgage agreement granting Citibank N.A., Taipei Branch a mortgage on the leased equipment. This agreement expired in August 2005.

     In connection with ASE Chung Li’s merger into us in August 2004, we assumed the remaining NT$914.2 million of a NT$4.0 billion syndicated bank loan that ASE Chung Li originally entered into in November 2000. This loan was repaid in May 2005.

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

     In September 2003, we issued US$200 million in aggregate principal amount of zero coupon convertible bonds due 2008. The convertible bonds are convertible into our common shares and ADSs. In April 2005, we repurchased in the market US$15 million of the convertible bonds. As of April 30, 2006, these convertible bonds are convertible into our common shares at a conversion price of NT$31.98 per common share. As of April 30, 2006, none of the convertible bonds had been converted.

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

     In August 2003, ASE Test redeemed US$159.9 million aggregate principal amount of the US$160.0 million 1% guaranteed convertible notes due 2004 issued through its finance subsidiary. The early redemption of the US$160.0 million 1% guaranteed convertible notes due 2004 was financed in part through a five-year syndicated credit facility entered into in June 2003 by ASE Test Finance Limited, a wholly-owned finance subsidiary of ASE Test. The commitments under the facility totaled US$150.0 million. In addition to ASE Inc., guarantees were also provided by ASE Test and ASE Test Taiwan for ASE Test Finance Limited’s payment obligations under the facility.

     In August 2003, ASE Test Finance Limited obtained a loan of US$60.0 million from J&R Holding Limited in connection with the redemption of its convertible notes issued in 1999. The loan was originally due in February 2005 but was repaid in full in July 2004. In connection with the repayment of the loan to J&R Holding Limited in June 2004, ASE Test entered into a two-year revolving loan facility agreement for US$30.0 million which was guaranteed by ASE Test Taiwan. Also in connection with the repayment of the loan to J&R Holding Limited, ASE Test Finance Limited entered into a credit facility for US$30.0 million which was guaranteed by ASE Test. Both of these loans were repaid in September 2005.

     In June 2003, our wholly-owned subsidiaries, ASE Investment Inc. and ASE Capital Inc., sold an aggregate of 32,757,600 of our ADSs. The net proceeds from the offering were approximately NT$2,850.5 million. We used the net proceeds to repay our borrowings of an aggregate principal amount of NT$6.0 billion, borrowings of ASE Investment Inc. in an aggregate principal amount of NT$1.2 billion and borrowings of ASE Capital Inc. in an aggregate principal amount of NT$150.0 million. In addition, pursuant to a merger agreement dated July 17, 2002, ASE Investment Inc. and ASE Capital Inc. merged with and into us on July 1, 2003, and we assumed all of the assets and liabilities of both ASE Investment Inc. and ASE Capital Inc.

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

     We have on occasion failed to comply with certain financial covenants in some of our loan agreements. Such non-compliance may also have, through broadly worded cross-default provisions, resulted in default under some of the agreements governing our other existing debt. For example, we failed to comply with certain debt ratios in some of our loan agreements as a result of additional borrowings to fund increased capital expenditures in 2004 without an increase in net income and as a result of the fire at our facilities in Chung Li, Taiwan in May 2005. By July 2005, we had either obtained waivers for, or refinanced on a long-term basis, all of the relevant loans, and as such are not in default under any of our existing debt. We cannot assure you that we will be able to remain in compliance with our financial covenants under our loan agreements. In the event of default, we may not be able to cure the default or obtain a waiver, and our operations could be significantly disrupted and harmed. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Restrictive covenants and broad default provisions in our existing debt agreements may materially restrict our operations as well as adversely affect our liquidity, financial condition and results of operations”.

     Our contingent obligations consist of guarantees provided by us to our subsidiaries and affiliates. As of December 31, 2005, we endorsed and guaranteed the promissory notes of our subsidiaries and affiliates in the amount of NT$13,796.5 million (US$420.6 million). Other than such guarantees, we have no other contingent obligations. See note 24 to our consolidated financial statements.

     We have made, and expect to continue to make, substantial capital expenditures in connection with the expansion of our production capacity. The table below sets forth our principal capital expenditures incurred for the periods indicated.

	Year Ended December 31,

	2003	2004	2005

	NT$	NT$	NT$	US$
	(in millions)
Machinery and equipment	14,833.9	26,063.0	11,883.3	362.3
Building and improvements	2,400.4	4,525.3	1,074.1	32.7

     We have budgeted capital expenditures of approximately NT$1,9330.5 million (US$609.4 million) for 2006, primarily to purchase machinery and equipment in connection with the expansion of our packaging, testing, and interconnect materials operations. We may adjust the amount of our capital expenditures upward or downward based on market conditions, the progress of our expansion plans and cash flow from operations. Due to the rapid changes in technology in the semiconductor industry, we frequently need to invest in new machinery and equipment, which may require us to raise additional capital. We cannot assure you that we will be able to raise additional capital should it become necessary on terms acceptable to us or at all. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Because of the highly cyclical nature of our industry, our capital requirements are difficult to plan. If we cannot obtain additional capital when we need it, our growth prospects and future profitability may be adversely affected”.

     We believe that our existing cash and cash equivalents, short-term investments, expected cash flow from operations and existing credit lines under our short-term loan facilities will be sufficient to meet our capital expenditures, working capital, cash obligations under our existing debt and lease arrangements, and other requirements for at least the next twelve months. We currently hold cash and cash equivalents primarily in U.S. dollars, New Taiwan dollars, Malaysian ringgit, PRC renminbi, Japanese yen and Korean won. As of December 31, 2005, we had contractual obligations of NT$38,528.4 million (US$1,174.6 million) due in the next three years. We intend to meet our payment obligations through the expected cash flow from operations, long-term borrowings and the issuance of additional equity or equity-linked securities. We will continue to evaluate our capital structure and may decide from time to time to increase or decrease our financial leverage through equity offerings or borrowings. The issuance of additional equity or equity-linked securities may result in additional dilution to our shareholders.

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

     We have, from time to time, entered into interest rate swap and interest rate swaption transactions to hedge our interest rate exposure. As of December 31, 2005, we had US$157.0 million and NT$9,750.0 million (US$297.3 million) outstanding interest rate swap and interest rate swaption transactions. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk—Interest Rate Risk”. We have entered into foreign currency option contracts and forward exchange contracts to hedge our existing assets and liabilities denominated in foreign currencies and identifiable foreign currency purchase commitments. As of December 31, 2005, we had

US$496.2 million outstanding in foreign currency option contracts and US$0.2 million outstanding in forward contracts. In October 2003, we entered into cross-currency swap contracts to hedge against exchange rate fluctuations in connection with our US$200.0 million zero coupon convertible bonds due 2008, of which US$15.0 million were repurchased in the market in April 2005. As of December 31, 2005, we had US$142.0 million outstanding in cross-currency swap contracts. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and note 28 to our consolidated financial statements.

RESEARCH AND DEVELOPMENT

     For 2003, 2004 and 2005, our research and development expenditures totaled approximately NT$2,342.9 million, NT$2,581.1 million and NT$2,785.4 million (US$84.9 million), respectively. These expenditures represented approximately 4.2%, 3.4% and 3.3% of net revenues in 2003, 2004 and 2005, respectively. We have historically expensed all research and development costs as incurred and none is currently capitalized. As of April 30, 2006, we employed 1,770 employees in research and development.

   Packaging

     We centralize our research and development efforts in packaging technology in our Kaohsiung, Taiwan facilities. After initial phases of development, we conduct pilot runs in one of our facilities before new technologies or processes are implemented commercially at other sites. Facilities with special product expertise, such as ASE Korea, also conduct research and development of these specialized products and technologies at their sites. One of the areas of emphasis for our research and development efforts is improving the efficiency and technology of our packaging processes. We expect these efforts to continue. We are now also putting significant research and development efforts into the development and adoption of new technology. We work closely with the manufacturers of our packaging equipment, including Kulicke & Soffa Industries Inc., in designing and modifying the equipment used in our production process. We also work closely with our customers to develop new product and process technology.

     A significant portion of our research and development efforts is also focused on the development of advanced substrate production technology for BGA packaging. Substrate is the principal raw material for BGA packages. Development and production of advanced substrates involve complex technology and, as a result, high quality substrates are currently available only from a limited number of suppliers, located primarily in Japan. We believe that our successful development of substrate production capability will, among other things, enable us to capture an increasingly important value-added component of the packaging process, help ensure a stable and cost-effective supply of substrates for our BGA packaging operations and shorten production time. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions”.

   Testing

     Our research and development efforts in the area of testing have focused primarily on improving the efficiency and technology of our testing processes. These efforts include developing software for parallel testing of logic semiconductors, rapid automatic generation and cross-platform conversion of test programs to test logic/mixed-signal semiconductors, automatic code generation for converting and writing testing programs, testing new products using existing machines and providing customers remote access to monitor test results. We are also continuing the development of interface designs to provide for high-frequency testing by minimizing electrical noise. We work closely with our customers in designing and modifying testing software and with equipment vendors to increase the efficiency and reliability of testing equipment. Our research and development operations also include a mechanical engineering group, which currently designs handler kits for semiconductor testing and wafer probing, as well as software to optimize capacity utilization.

OFF-BALANCE SHEET ARRANGEMENTS

     We and ASE Test Taiwan entered into a US$100.0 million, three-year revolving accounts receivable securitization agreement with a bank in November 2005. The agreement serves to increase our financing flexibility and to meet working capital requirements. Under the agreement, we and ASE Test Taiwan sold accounts receivable that meet certain eligibility requirements to the bank, which issued securities to third parties backed by the accounts receivable transferred to the bank. Proceeds received from the bank equaled the net carrying value of the sold accounts receivable, less a deferred purchase price receivable at 20% of such receivables, a guarantee deposit, a program fee and other related expenses. At the time of the sale, we and ASE Test Taiwan lost control over the accounts receivable. After the transfer of the accounts receivable, we and ASE Test Taiwan continue to service, administer and collect the accounts receivable on behalf of the bank. We and ASE Test Taiwan collect on the initial accounts receivable sold and transfer new accounts receivable meeting the eligibility requirements with a similar value to replace the collected accounts receivable. This securitization of accounts receivable resulted in an increase in our cash inflow of NT$3,875.9 million (US$118.2 million) for 2005.

     The eligibility criteria for the accounts receivable are primarily based on the accounts receivable customers’ respective credit ratings. Therefore, a change in a customer’s credit rating may cause some accounts receivable to become ineligible, requiring us and ASE Test Taiwan to replace such ineligible accounts receivable with new eligible accounts receivable or with cash, which may also affect our and ASE Test Taiwan’s ability to transfer additional eligible accounts receivable into the facility, and may increase our and ASE Test Taiwan’s cash outflow by the amount of the ineligible accounts receivable.

     We and ASE Test Taiwan de-recognized accounts receivable at 80% of the carrying value, representing the portion of the sold accounts receivable on which we and ASE Test Taiwan do not have any recourse obligation. If we or ASE Test Taiwan maintain any control over these sold accounts receivable after the initial sale, the sale of these accounts receivable will no longer qualify an off-balance sheet transaction and the total proceeds receivable from the bank would have to be recorded as borrowings in our consolidated financial statements. See notes 2 and 6 to our consolidated financial statements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     The following table sets forth the maturity of our contractual obligations as of December 31, 2005.

	Payments Due by Period

	Total	Under 1 Year	1 to 3 Years	3 to 5 Years	After 5 Years

	NT$	NT$	NT$	NT$	NT$
			(in millions)
Contractual Obligations:
Long-term debt(1)	47,892.9	5,232.5	29,236.6	13,423.8	—
Capital lease obligations(2)	407.4	205.7	200.0	1.7	—
Operating leases(3)	2,554.6	1,510.1	800.5	244.0	—
Purchase obligations(4)	1,343.0	1,343.0	—	—	—

Total(5)(6)(7)	52,197.9	8,291.30	30,237.1	13,669.5	—

(1)	Excludes interest payments.
(2)	Represents our commitments under property leases less imputed interest. These obligations are recorded on our consolidated balance sheets. See note 15 to our consolidated financial statements.
(3)	Represents our commitments under leases for land, machinery and equipment such as testers, and office buildings and equipment. See note 24 to our consolidated financial statements.
(4)	Represents unpaid commitments for construction. These commitments are not recorded on our consolidated balance sheets as of December 31, 2005. See note 24 to our consolidated financial statements. Total commitments for construction of buildings were approximately NT$2,023.0 million (US$61.7 million), of which NT$680.0 million (US$20.7 million) had been paid as of December 31, 2005.
(5)	Excludes payments that vary based upon our net sales or sales volume, such as commissions, service fees and royalty payments for technology license agreements. Commission and service fee expenses in 2005 were approximately NT$231.9 million (US$7.1 million). Royalty expenses in 2005 were approximately NT$179.1 million (US$5.5 million). See note 24 to our consolidated financial statements.
(6)	Excludes non-binding commitments to purchase machinery and equipment of approximately NT$3,679.0 million (US$112.2 million) as of December 31, 2005, of which NT$37.0 million (US$1.1 million) had been paid. See note 24 to our consolidated financial statements.
(7)	Excludes our minimum pension funding requirements since such amounts have not been determined. We made pension contributions of approximately NT$133.4 million in 2004 and NT$345.6 million (US$10.5 million) in 2005 and we estimate that we will contribute approximately NT$169.5 million (US$5.2 million) in 2006. See “—Operating Results and Trend Information—Critical Accounting Policies” and note 16 to our consolidated financial statements.

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

     The term of office for our directors is three years from the date of election. The current board of directors began serving on June 19, 2003. The terms of the current directors expired on June 18, 2006. Directors may serve any number of consecutive terms and may be removed from office at any time for a valid reason by a resolution adopted at a general meeting of shareholders. Normally, all board members are elected at the same time, except where the posts of one-third or more of the directors are vacant, at which time a special meeting of shareholders shall be convened to elect directors to fill the vacancies. We and our subsidiaries do not have service contracts with our directors that provide for benefits upon termination of employment.

     Our board of directors established an audit committee on July 22, 2005. The audit committee is appointed by the board of directors and currently consists of Alan Cheng, who is an independent director and financially literate with accounting or related financial management expertise. The audit committee has responsibility for, among other things, overseeing the qualifications, independence and performance of our independent auditors and the integrity of our financial statements.

The following table sets forth information regarding all of our directors as of April 30, 2006.

Name	Position	Director Since	Age	Other Significant Positions Held

Jason C.S. Chang(1)	Director, Chairman and	1984	61	Chairman of ASE Test; Chairman of
	Chief Executive Officer			ASE Test Taiwan
Richard H.P. Chang(1)	Director, Vice Chairman and	1984	59	Vice Chairman of ASE Test;
	President			Chairman of Universal Scientific
Tien Wu(2)	Director and Chief Operating	2003	48	Chief Executive Officer of ISE Labs
	Officer
Joseph Tung(2)	Director, Chief Financial	1997	47	Supervisor of Universal Scientific;
	Officer and Vice President			Director of ASE Test
Jeffrey Chen(2)	Director, Chief of Staff and	2003	42	Director of ASE Test
	Vice President
Raymond Lo(2)	Director and General	2006	52	President of ASE Test
	Manager, Kaohsiung
	packaging facility
Alan Cheng	Director	2005	60	Director of ASE Test

(1)	Jason C.S. Chang and Richard H.P. Chang are brothers.
(2)	Representative of ASE Enterprises, a company organized under the laws of Hong Kong, which held 17.6% of our outstanding common shares as of April 30, 2006. All of the outstanding shares of ASE Enterprises are held by a company organized under the laws of the British Virgin Islands in trust for the benefit of the family of our Chairman and Chief Executive Officer, Jason C.S. Chang, who is the sole shareholder and director of that company.

Supervisors

     We currently have five supervisors, each serving a three-year term. The current supervisors began serving on June 15, 2004, and their terms will expire on June 14, 2007. The supervisors’ duties and powers include investigation of our business condition, inspection of our corporate records, verification and review of financial statements presented by our board of directors at shareholders’ meetings, convening of shareholders’ meetings, representing us in negotiations with our directors and notification, when appropriate, to the board of directors to cease acting in contravention of any applicable law or regulation or in contravention of our Articles of Incorporation. Each supervisor is elected by our shareholders and cannot concurrently serve as a director, managerial officer or other staff member. The ROC Company Law requires at least one supervisor be appointed at all times, or two supervisors for a company with publicly issued equity shares, and that a supervisor’s term of office be no more than three years.

     The following table sets forth information regarding all of our supervisors as of April 30, 2006.

Name	Position	Supervisor Since	Age	Other Significant Positions Held

Feng Mei-Jean(1)	Supervisor	1984	51	Supervisor of J&R Industrial Inc.
Chin Ko-Chien(2)	Supervisor	2006	60	Director of ASE Test
John Ho(2)	Supervisor	1998	51	Director of Universal Scientific
Yen-Yi Tseng(2)	Supervisor	2000	64	Chairman of Hung Ching
Samuel Liu(2)	Supervisor	2005	58	Chief Technical Officer (Test) of
				ASE Inc.

(1)	Feng Mei-Jean is the wife of Richard H.P. Chang.
(2)	Representative of ASE Enterprises.

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

Executive Officers

     The following table sets forth information regarding all of our executive officers as of April 30, 2006.

Name	Position	Years with the Company	Age

Jason C.S. Chang	Chairman and Chief Executive Officer	22	61
Richard H.P. Chang	Vice Chairman and President	22	59
Tien Wu	Chief Operating Officer; Chief Executive Officer, ISE	6	48
	Labs
Joseph Tung	Chief Financial Officer and Vice President	11	47
Raymond Lo	President, ASE Test; President, ASE Test Taiwan;	20	52
	General Manager, Kaohsiung packaging facility
Sang Jin Maeng	President, ASE Korea	7	54
Kwai Mun Lee	President, ASE South-East Asia operations	8	43

Biographies of Directors, Supervisors and Executive Officers

     Jason C.S. Chang has served as Chairman of ASE Inc. since its founding in March 1984 and as its Chief Executive Officer since May 2003. Mr. Chang is also the Chairman of ASE Test. He holds a degree in electrical engineering from National Taiwan University and a master’s degree from the Illinois Institute of Technology. He is the brother of Richard H.P. Chang, our Vice Chairman and President.

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

     Tien Wu has served as a director of ASE Inc. since June 2003 and Chief Operating Officer since April 2006, prior to which he served as the President of Worldwide Marketing and Strategy of the ASE Group. Mr. Wu has also served as the Chief Executive Officer of ISE Labs since March 2003. Prior to joining ASE Inc. in March 2000, Mr. Wu held various managerial positions with IBM. He holds a B.S.C.E. degree from the National Taiwan University, a M.S. degree in mechanical engineering and a Ph.D. in applied mechanics from the University of Pennsylvania.

     Joseph Tung has served as a director of ASE Inc. since April 1997 and Chief Financial Officer since December 1994. He is also a director of ASE Test. Before joining ASE Inc., Mr. Tung was a Vice President at Citibank, N.A. He received a degree in economics from the National Chengchi University of Taiwan and a master’s degree in business administration from the University of Southern California.

     Jeffrey Chen has served as a director of ASE Inc. since June 2003 and a director of ASE Test since 1998. He is also a Vice President of ASE Inc. and a Special Assistant to the Chairman of ASE Inc. He was the Chief Financial Officer of ASE Test from July 1998 to August 2002. Prior to joining the ASE Group, he worked in the corporate banking department of Citibank, N.A. in Taipei and as the Vice President of corporate finance at Bankers Trust in Taipei. He holds a degree in finance and economics from Simon Fraser University in Canada and a master’s degree in business administration from the University of British Columbia in Canada.

     Raymond Lo has served as a director of ASE Inc. and General Manager of our packaging facility in Kaohsiung, Taiwan since April 2006. Mr. Lo has also served as President of ASE Test since April 2004, prior to which he served as President of ASE Test Taiwan since 1999 and Vice President of Operations of ASE Inc. since July 1993. Mr. Lo also served as a supervisor of ASE Inc. between July 2000 and April 2006. Before joining ASE Inc., Mr. Lo was the Director of Quality Assurance at Zeny Electronics Co. He holds a degree in electronic physics from the National Chiao-Tung University of Taiwan.

     Alan Cheng has served as a director of ASE Inc. since June 2005 and is the Chairman of H.R. Silvine Electronics, Inc. as well as a director of ASE Test and Hung Ching Development & Construction Co., Ltd., an affiliate of ours. Mr. Cheng holds a degree in industrial engineering from Chung Yuan Christian University in Taiwan and a master’s degree in industrial engineering from Rhode Island University.

     Feng Mei-Jean has served as a supervisor of ASE Inc. since March 1984. She holds a degree in economics from National Taiwan University. She is the wife of Richard H.P. Chang, our Vice Chairman and President.

     Chin Ko-Chien has served as a supervisor of ASE Inc. since April 2006, prior to which he served as a director since March 1984 and Executive Vice President and General Manager of our packaging facility in Kaohsiung, Taiwan since March 1990. Mr. Chin is also a director of ASE Test. Before joining ASE Inc., he held managerial positions at Fu Hua Construction Co. Ltd. and De Ji Trading Company. He holds a degree in bearings technology from Taiwan Ocean University.

     John Ho has served as a supervisor of ASE Inc. since April 1998. He is also a director of Universal Scientific. He served as Chief Financial Officer of ASE Inc. from 1988 until 1995. He holds a degree in business administration from National Taiwan University and a master’s degree in business administration from the University of Iowa.

     Yen-Yi Tseng has served as a supervisor of ASE Inc. since July 2000 and Chairman of Hung Ching since July 2002. Mr. Tseng served as President of Ret-Ser Engineering Agency from 1991 to 1998. He holds a degree in civil engineering from National Taiwan University and a master’s degree in system engineering from Asian Institute of Technology in Thailand. He was also a participant in the Program for Management Development at Harvard Business School.

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

     Kwai Mun Lee has served as President of our Southeast Asia operations, with responsibility for the operations of our Penang, Malaysia and Singapore manufacturing facilities, since March 2006. Prior to this appointment, he served as General Manager of ASE Singapore Pte. Ltd., formerly ISE Labs Singapore, since May 1998. Before joining the ASE Group, Mr. Lee held senior management positions at Chartered Semiconductor and STATSChipPAC. He started his career as an engineer at Intel. He holds a degree in engineering from the Swinburne Institute of Technology in Australia.

     The business address of our directors, supervisors and executive officers is our registered office.

COMPENSATION

     In 2005, we paid to our directors, supervisors and executive officers approximately NT$146.2 million (US$4.5 million) in cash remuneration. In June 2004, we granted an aggregate of 11,150,000 options to our directors, supervisors and executive officers under our employee stock option plan at an initial exercise price of NT$26.60 per share, which as of September 16, 2005 has been adjusted to an exercise price of NT$22.7 per share due to subsequent stock dividends. In 2005, we made provisions for retirement benefits for our executive officers. We did not pay any remuneration in kind to our directors, supervisors or executive officers in 2005. We have not provided any loans to or guarantees for the benefit of any of our directors, supervisors or executive officers. For information regarding our pension and other retirement plans and those of our subsidiaries, see “Item 5. Operating and Financial Review and Prospects—Operating Results and Trend Information—ROC Labor Pension Act” and note 16 to our consolidated financial statements.

     We award bonuses to employees of ASE Inc. and its subsidiaries who are located in Taiwan based on overall income and individual performance targets. These employees are eligible to receive bonuses in the form of our common shares valued at par. Actual amounts of bonuses to individual employees are determined based upon the employee meeting specified individual performance objectives. We did not grant any stock bonuses to employees of ASE Inc. or its subsidiaries in 2003. In 2004, we granted an aggregate of 15,427,203 common shares as stock bonuses with an aggregate value of NT$154.3 million. At our annual shareholders’ meeting held on June 15, 2004, our shareholders, in addition to approving such stock bonus, also approved NT$18.4 million as cash bonuses to employees. In 2005, we granted an aggregate of 25,567,460 common shares as stock bonuses with an aggregate value of NT$255.7 million (US$7.8 million ). At our annual shareholders’ meeting held on June 30, 2005, our shareholders, in addition to approving such stock bonus, also approved NT$9.5 million as cash bonuses to employees. See “Item 5. Operating and Financial Review and Prospects—Operating Results and Trend Information—U.S. GAAP Reconciliation” for a discussion of how stock bonuses are calculated under ROC GAAP.

     We currently maintain two option plans, adopted in 2002 and 2004. Pursuant to these plans, our full-time employees as well as the full-time employees of our domestic and foreign subsidiaries are eligible to receive stock option grants. Each option entitles the holder to purchase one ASE Inc. common share at a price equal to the closing market price on the date of the option issuance, such exercise price being subject to retroactive adjustment in the event of certain capital transactions in subsequent periods. Each option is exercisable upon vesting for five years. Forty percent of the options originally granted vest upon the second anniversary of the grant date, and an additional 10% of the options originally granted vest every six months thereafter. Each option expires at the end of the 10th year following its grant date. The options are generally not transferable. As of December 31, 2005, a total of 159,968,000 options had been granted under the 2002 plan, 145,989,000 of which had an original exercise price of NT $20.80 per share (currently adjusted to NT$16.10 per share) and 13,979,000 of which had an original exercise price of NT $24.60 per share (currently adjusted to NT$21.00 per share). As of December 31, 2005, a total of 139,917,000 options had been granted under the 2004 plan, 124,917,000 of which had an original exercise price of NT $26.60 per share (currently adjusted to NT$22.70 per share) and 15,000,000 of which had an original exercise price of NT $20.55 per share (currently adjusted to NT$18.60 per share).

   ASE Test Share Option Plans

     As of December 31, 2005, ASE Test maintained three option plans, which included plans adopted in 1999, 2000 and 2004. Under ASE Test’s share option plans, ASE Test’s directors, employees, advisors, consultants and affiliates, some of whom serve as our directors, supervisors and employees, may, at the discretion of a committee of its directors administering the plan, be granted options to purchase its shares at an exercise price of no less than their market value on the date of grant. The committee has complete discretion to determine which eligible individuals are to receive option grants, the number of shares subject to each grant, the vesting schedule for each option grant and the maximum term for which each granted option is to remain outstanding, up to a maximum term of ten years. ASE Test’s board of directors may amend or modify the plans at any time. As of December 31, 2005, an aggregate of 16,500,000 of ASE Test’s shares had been reserved for issuance and 10,491,064 options to purchase its shares remained outstanding under its various option plans. An aggregate of 4,945,000 options (of which 4,870,000 were outstanding as of December 31, 2005) had been granted to the directors and executive officers of ASE Test. Options granted under the various plans are exercisable at exercise prices ranging from US$6.10 to US$25.00 per share.

EMPLOYEES

     The following table sets forth, for the periods indicated, certain information concerning our employees for the dates indicated.

	As of December 31,

	2003	2004	2005

Total	24,443	34,649	29,039
Function
Direct labor	15,808	23,184	17,857
Indirect labor (manufacturing)	5,389	7,238	7,167
Indirect labor (administration)	1,704	2,017	2,101
Research and development	1,542	2,210	1,914
Location
Taiwan	18,202	22,893	20,821
Malaysia	4,207	5,787	2,437
PRC(1)	—	2,561	2,282
Korea	1,617	1,912	1,850
Japan(2)	—	988	1,002
Singapore	116	304	303
United States	273	195	344
Philippines(3)	20	—	—
Hong Kong(4)	8	9	—

(1)	We commenced our operations in the PRC in June 2004. See “Item 4. Information on the Company—Organizational Structure—Our Consolidated Subsidiaries—ASE Shanghai”.
(2)	We commenced our operations in Japan in May 2004. See “Item 4. Information on the Company—History and Development of the Company—Acquisition of NEC’s Packaging and Testing Operations in Yamagata, Japan”.
(3)	In October 2003, we closed our facilities and discontinued our operations in the Philippines.
(4)	We are currently in the process of discontinuing our operations in Hong Kong.

     Eligible employees may participate in our employee share bonus plan and stock option plans and the ASE Test’s share option plans. See “—Compensation—ASE Inc. Employee Bonus and Stock Option Plans” and “Compensation—ASE Test Share Option Plans”. See also “Item 5. Operating and Financial Review and Prospects—Operating Results and Trend Information—ROC Labor Pension Act”.

     With the exception of ASE Korea’s employees, our employees are not covered by any collective bargaining arrangements. We believe that our relationship with our employees is good.

SHARE OWNERSHIP

     The following table sets forth certain information with respect to our common shares and options exercisable for our common shares held by our directors, supervisors and executive officers as of April 30, 2006.

Director, Supervisor or Executive Officer	Number of ASE Inc. Common Shares Held	Percentage of Total ASE Inc. Common Shares Issued and Outstanding	Number of Options Held(1)	Exercise Price of Options (NT$)	Expiration Date of Options

Jason C.S. Chang	40,896,026(2)	0.89%	9,800,000	16.1–22.7	12/24/2012–6/30/2014
Richard H.P. Chang	57,394,918	1.25%	6,200,000	16.1–22.7	12/24/2012–6/30/2014
Tien Wu	529,742	0.01%	*	16.1–22.7	12/24/2012–6/30/2014
Joseph Tung	1,441,864	0.03%	*	16.1–22.7	12/24/2012–6/30/2014
Jeffrey Chen	143,700	0.00%	*	16.1–22.7	12/24/2012–6/30/2014
Raymond Lo	927,928	0.02%	*	16.1–22.7	12/24/2012–6/30/2014
Alan Cheng	383,100	0.01%	—	—	—
Feng Mei-Jean	73,725,050	1.61%	—	—	—

Director, Supervisor or Executive Officer	Number of ASE Inc. Common Shares Held	Percentage of Total ASE Inc. Common Shares Issued and Outstanding	Number of Options Held	Exercise Price of Options (NT$)	Expiration Date of Options

Chin Ko-Chien	1,138,023	0.02%	*	16.1–22.7	12/24/2012–6/30/2014
John Ho	1,038,626	0.02%	*	16.1–22.7	12/24/2012–6/30/2014
Yen-Yi Tseng	77,660	0.00%	*	16.1–22.7	12/24/2012–6/30/2014
Samuel Liu	24,717	0.00%	*	22.7	6/30/2014
Sang Jin Maeng	0	0.00%	*	16.1–22.7	12/24/2012–6/30/2014
Kwai Mun Lee	0	0.00%	*	21.0–22.7	8/22/2013–6/30/2014

(1)	Each option covers one of our common shares.
(2)	In addition to holding 0.89% of our common shares directly, Jason C.S. Chang is the sole shareholder and director of a company that holds all the outstanding shares of ASE Enterprises, which holds 17.56% of our common shares. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders”.
*	The sum of the number of common shares held and the number of common shares issuable upon exercise of all options held is less than 1% of our total outstanding common shares.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

     The following table sets forth information known to us with respect to the beneficial ownership of our common shares, as of April 30, 2006, by each shareholder known by us to beneficially own more than 5% of our outstanding common shares and all directors, supervisors and executive officers as a group.

	Common Shares Beneficially Owned

Name of Shareholder or Group	Number	Percentage

ASE Enterprises(1)	803,869,512	17.6%
FMR Corp.(2)	389,626,871	8.6%
Directors, supervisors and executive officers as a group(3)	905,059,990	19.8%

(1)	ASE Enterprises is a company organized under the laws of Hong Kong. All of the outstanding shares of ASE Enterprises are held by a company organized under the laws of the British Virgin Islands in trust for the benefit of the family of our Chairman and Chief Executive Officer, Jason C.S. Chang, who is the sole shareholder and director of that company.
(2)	Beneficial ownership information as of December 31, 2005 as reported by FMR Corp.’s and Edward C. Johnson 3d’s Schedule 13G filed jointly with the SEC on February 14, 2006. Members of the family of Edward C. Johnson 3d, Chairman of FMR Corp., are the predominant owners of Series B shares of common stock of FMR Corp., representing 49% of the voting power of FMR Corp. We do not have any information with respect to the ownership of our common shares by FMR Corp. other than what is disclosed in their Schedule 13G filed on February 14, 2006.
(3)	Includes shareholding of ASE Enterprises.

     The following table sets forth information relating to our common shares held by our consolidated subsidiaries and unconsolidated affiliates as of April 30, 2006.

	Common Shares Beneficially Owned

Name of Shareholder	Number	Percentage

ASE Test Taiwan(1)	834,977	0.02%
Hung Ching(2)	51,839,721	1.1%
J&R Holding Limited(3)	92,935,933	2.0%

(1)	ASE Test Taiwan is a 99.99%-owned subsidiary of ASE Test, our 51.0%-owned subsidiary.
(2)	As of April 30, 2006, we held 26.4% of the outstanding shares of Hung Ching. Chang Yao Hung-ying, who was our director from 1984 to June 2003, our Chairman and Chief Executive Officer, Jason C.S. Chang, our Vice Chairman and President, Richard H.P. Chang, and other members of the Chang family are controlling shareholders of Hung Ching. See “Item 4. Information on the Company—Organizational Structure—Our Unconsolidated Affiliates”.

(3)	J&R Holding Limited is our wholly-owned subsidiary. J&R Holding Limited’s ownership of our common shares is the result of the merger of ASE Chung Li with and into us and subsequent dividends upon shares received in connection with such merger. See “—Related Party Transactions.

     In connection with the merger of ASE Chung Li and ASE Material with and into ASE Inc., we and ASE Test have established a trust to hold and dispose of 149,175,000 and 5,000,000 of our common shares that were issued to ASE Test and ASE Test Taiwan, respectively, upon completion of the merger. As a result, the trustee appointed under the trust agreement has become one of our shareholders until such common shares are sold as permitted under the rules and regulations of the Taiwan Stock Exchange and the terms and conditions of the trust agreement. As of April 30, 2006, as a result of stock dividends, the total amount of our common shares held by the trust was 179,297,211. See “—Related Party Transactions”.

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

     Other than:
  FMR Corp. becoming the beneficial owners of more than 5% of our outstanding common shares in 2005;

  Capital Group International, Inc. and Capital International, Inc. ceasing to be beneficial owners of more than 5% of our outstanding common shares in 2005;

  the sale of our common shares in June 2003 by ASE Investment Inc. and ASE Capital Inc. as described above; and

  the receipt by J&R Holding Limited, our wholly-owned subsidiary, of 92,935,933 of our outstanding shares in connection with the merger of ASE Chung Li with and into ASE Inc and subsequent dividends. See “— Related Party Transactions”;

there were no changes in our major shareholders or significant changes in the percentage ownership of any of our major shareholders in 2003, 2004 and 2005.

     As of April 30, 2006, a total of 4,576,812,980 common shares were outstanding. With certain limited exceptions, holders of common shares that are not ROC persons are required to hold their common shares through a brokerage account in the ROC. As of April 30, 2006, 105,174,515 common shares were registered in the name of a nominee of Citibank, N.A., the depositary under our ADS deposit agreement. Citibank, N.A., has advised us that, as of April 30, 2006, 20,988,342 ADSs, representing 104,941,710 common shares, were held of record by Cede & Co., and 46,550 ADSs, representing 232,750 common shares, were held by 10 other U.S. persons. The remaining 55 common shares held by Citibank, N.A. are a result of fractional shares distributed during stock distributions on the common shares underlying the ADSs. We have no further information as to common shares held, or beneficially owned, by U.S. persons.

RELATED PARTY TRANSACTIONS

     In recent years, we have awarded our common shares to the employees of our subsidiaries as part of their compensation, based in part on our consolidated net income and the subsidiaries’ contribution to the consolidated income. At our annual shareholders’ meeting held on June 30, 2005, our shareholders approved the grant of 25,567,460 common shares as stock bonuses to employees. We expect this practice to continue in the future.

     Prior to its merger into us, ASE Material sold interconnect materials in the aggregate amount of NT$3,766.2 million and NT$4,116.3 million to us in 2004 and 2003, respectively. In 2004, ASE Group purchased approximately 51% of its substrate requirements by value for its packaging facilities from ASE Material (including the amount provided by the former operations of ASE Material after ASE Material’s merger into us). Before the completion of our merger with ASE Material on August 1, 2004, we purchased materials from ASE Material at prevailing market prices.

     On August 1, 2004, ASE Chung Li and ASE Material merged with and into us pursuant to a merger agreement dated October 28, 2003. We are the surviving corporation. The merger was consummated by means of a share exchange pursuant to which the respective shareholders (other than ourselves) of ASE Chung Li and ASE Material received our common shares in exchange for the common shares of each of ASE Chung Li and ASE Material. We issued 282,315,437 common shares, or approximately 7.9% of our outstanding shares as of October 28, 2003, in connection with the merger. In connection with our merger with ASE Chung Li, we issued 149,175,000 of our common shares to ASE Test, our consolidated subsidiary, 79,914,225 of our common shares to J&R Holding Limited, our wholly-owned subsidiary, and four common shares to certain individuals who were the original shareholders of ASE Chung Li. The merger with ASE Chung Li had a transaction value of approximately NT$7,101.8 million, based on NT$31.00 per ASE Inc. common share, which was the average of the closing prices of our common shares on the Taiwan Stock Exchange for two days prior to and following October 28, 2003. In connection with our merger with ASE Material, we issued 5,000,000 of our common shares to ASE Test Taiwan, a consolidated subsidiary of ASE Test, 1,086,800 of our common shares to Hung Ching, our affiliate, and 47,139,409 of our common shares to employees and other shareholders (other than ourselves) of ASE Material and a strategic investor. The merger with ASE Material had a transaction value of approximately NT$1,650.0 million, based on NT$31.00 per ASE Inc. common share, which was the average of the closing prices of our common shares on the Taiwan Stock Exchange for two days prior to and following October 28, 2003. In connection with our merger with ASE Material, Richard H.P. Chang, our Vice Chairman and President, in his individual capacity as a shareholder and director of ASE Material, also received our common shares in exchange for common shares of ASE Material held by him.

     All of the assets and liabilities of ASE Chung Li and ASE Material are owned and have been assumed by ourselves and the operations of ASE Chung Li and ASE Material have been integrated with our operations. The merger agreement was approved by our board of directors and shareholders as well as the board of directors and shareholders of each of ASE Chung Li and ASE Material.

     In order to comply with Singapore law, trusts organized under ROC law have been established to hold and dispose of our 149,175,000 common shares issued to ASE Test and our 5,000,000 common shares issued to ASE Test Taiwan in connection with the merger. Under Section 76(1)(b)(ii) of the Companies Act, Chapter 50, of Singapore, ASE Test, a Singapore company, may not purport to acquire, directly or indirectly, shares or units of shares in our company, ASE Test’s parent company. Pursuant to the applicable trust agreements, the trustee under each trust is (1) the registered owner of the common shares, (2) authorized to exercise all of the rights as a shareholder of the common shares, (3) authorized to sell the common shares, subject to market conditions, when such common shares become available for resale under ROC law and in accordance with volume limitations under ROC law, at its sole discretion; provided such common shares are sold (i) in compliance with ROC laws and regulations, (ii) in an orderly manner in order to minimize the impact on the trading price of the common shares, and (iii) in a manner consistent with its fiduciary duties owed to ASE Test and (4) able to transfer and deliver to ASE Test or ASE Test Taiwan the proceeds from the sale of our common shares and any cash dividends distributed, as the case may be. Neither ASE Test nor ASE Test Taiwan have any rights with respect to the common shares held in trust pursuant to the applicable trust agreements other than the right to receive the proceeds from the sale of such common shares and cash dividends declared while the shares remain in trust.

     We have historically guaranteed the promissory notes of many of our subsidiaries and affiliates. As of December 31, 2005, we had endorsed and guaranteed an aggregate amount of NT$13,796.5 million (US$420.6 million) of the outstanding promissory notes of our subsidiaries.

     We constructed a new building in Kaohsiung, Taiwan with Hung Ching, our affiliate engaged in the development and management of commercial, residential and industrial real estate in Taiwan. The new building was completed in July 2004 and has approximately 1,172,000 square feet of floor space. We and ASE Test Taiwan purchased Hung Ching’s interest in the development in January 2005. We own the first eight floors of the building with floor space of approximately 940,000 square feet and ASE Test Taiwan owns the remaining two floors with floor space of approximately 232,000 square feet. We use our floor space to house part of our operations in Kaohsiung. The total cost to us of the construction project was approximately NT$1,329.2 million.

     On May 23, 2006, we purchased from Hung Ching two new buildings in Chung Li, Taiwan that we built with Hung Ching for NT$1,377.0 million (US$42.0 million). See “Item 4. Information on the Company—Property, Plants and Equipment”.

INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.

Item 8. Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     Consolidated financial statements are set forth under “Item 18. Financial Statements”.

LEGAL PROCEEDINGS

     On January 31, 2006, Tessera Inc. filed an amended complaint in the United States District Court for the Northern District of California adding us and other companies to a suit alleging that our and the 13 other co-defendants’ manufacturing, using, importing, offering for sale, and selling of various packaged semiconductor products infringes patents owned by Tessera relating to certain types of semiconductor chip packaging, and/or breaches technology license agreements regarding certain types of semiconductor chip packages between Tessera and certain defendants, including us. The suit is seeking, among other things, monetary damages and injunctive relief. On March 27, 2006, we filed answers and counterclaims with the court. Trial has been set for January 28, 2008 and discovery is ongoing. As of the date of this annual report, it is not possible to predict the outcome or likely outcome of the litigation or the total costs of resolving the litigation.

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

     The following table sets forth the stock dividends paid during each of the years indicated and related information.

	Stock Dividends Per Common Shares(1)	Total Common Shares Issued as Stock Dividends	Outstanding Common Shares on Record Date(2)	Percentage of Outstanding Common Shares Represented by Stock Dividends

	NT$
1995	3.60	93,600,000	260,000,000	36.0%
1996	8.00	319,840,000	399,800,000(3)	80.0%
1997	3.80	277,020,000	729,000,000	38.0%
1998	7.20	732,240,000	1,017,000,000	72.0%
1999	1.07	190,460,000	1,780,000,000	10.7%
2000	3.15	623,811,852	1,980,355,086	31.5%
2001	1.70	467,840,000	2,752,000,000	17.0%
2002	—	—	3,254,800,000	—
2003	1.00	325,480,000	3,254,800,000	10.0%
2004	0.57	221,977,360	3,862,595,437	5.7%
2005	1.00	411,221,140	4,119,763,000	10.0%

(1)	Holders of common shares receive as a stock dividend the number of common shares equal to the NT dollar value per common share of the dividend declared multiplied by the number of common shares owned and divided by the par value of NT$10 per share. Fractional shares are not issued but are paid in cash.
(2)	Aggregate number of common shares outstanding on the record date applicable to the dividend payment. Includes common shares issued in the previous year under our employee bonus plan.
(3)	Includes 43,000,000 common shares issued in connection with an offering of global depositary shares in July 1995.

     We have historically paid stock dividends on our common shares with respect to the results of the preceding year following approval by our shareholders at the annual general meeting of shareholders. At our annual shareholders’ meeting held on June 30, 2005, our shareholders approved a stock dividend of 411,221,140 common shares, or NT$4,112.2 (US$125.4) per common share. The form, frequency and amount of future cash or stock dividends on our common shares will depend upon our net income, cash flow, financial condition and other factors. See “Item 10. Additional information––Articles of Incorporation––Dividends and Distributions”.

     In general, we are not permitted to distribute dividends or make other distributions to shareholders for any year where we did not record net income or retained earnings (excluding reserves). The ROC Company Law also requires that 10% of annual net income (less prior years’ losses and payment of taxes, if any) be set aside as a legal reserve until the accumulated legal reserve equals our paid-in capital. In addition, our Articles of Incorporation require that before a dividend is paid pro rata out of our annual net income:

  up to 2% of our annual net income (less prior years’ losses, payment of taxes and legal and special reserves, if any) should be paid to our directors and supervisors as compensation; and

  between 5% and 7% of the annual net income (less prior years’ losses, payment of taxes and legal and special reserves, if any) should be paid to our employees as bonuses; the 5% portion is to be distributed to all employees in accordance with our employee bonus distribution rules, while any portion exceeding 5% is to be distributed in accordance with rules established by our board of directors to individual employees who have been recognized as having made special contributions to our company. Such employees include those of our affiliated companies who meet the criteria set by our board of directors.

     In order to meet the needs of our present and future capital expenditures, our dividend distribution will be primarily in the form of common shares. Cash dividends may also be distributed in certain circumstances. However, in accordance with our Articles of Incorporation, the percentage of cash dividends shall not exceed 50% in any dividend distribution.

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

     For information relating to ROC withholding taxes payable on dividends, see “Item 10. Additional Information—Taxation—ROC Taxation—Dividends”.

SIGNIFICANT CHANGES

     Other than as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of the annual financial statements.

Item 9. The Offer and Listing

OFFER AND LISTING DETAILS

     Our common shares were first issued in March 1984 and have been listed on the Taiwan Stock Exchange since July 1989. The Taiwan Stock Exchange is an auction market where the securities traded are priced according to supply and demand through announced bid and ask prices. As of May 31, 2006, there were an aggregate of 4,576,812,980 of our common shares outstanding. The following table sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Taiwan Stock Exchange for the common shares and the high and low of the daily closing values of the Taiwan Stock Exchange Index. The closing price for our common shares on the Taiwan Stock Exchange on May 30, 2006 was NT$33.05 per share.

	Closing Price per Share		Adjusted Closing Price per Share(1)		Average Daily Trading Volume	Taiwan Stock Exchange Index

	High	Low	High	Low	(in thousands of shares)	High	Low

2001	38.80	14.00	26.47	10.84	25,079	6,104.2	3,446.3
2002	38.50	15.90	29.80	12.30	24,798	6,462.3	3,850.0
2003	35.50	16.90	30.23	14.39	24,852	6,142.3	4,139.5
2004	36.20	21.10	33.47	17.97	24,113	6,209.2	5,856.5
First Quarter	39.30	33.20	33.47	28.27	26,838	7,034.1	5,890.7
Second Quarter	36.20	21.10	30.83	17.97	26,281	6,182.4	6,055.8
Third Quarter	28.20	21.90	24.01	18.65	20,745	5,675.8	5,602.2
Fourth Quarter	26.00	22.20	23.51	20.07	27,733	5,944.3	5,877.5
2005	31.00	19.35	31.00	17.50	26,833	7,171.8	5,633.0
First Quarter	24.85	20.00	22.47	18.08	27,356	6,074.8	6,018.1
Second Quarter	25.75	19.35	23.28	17.50	24,107	7,171.8	5,803.7
Third Quarter	25.95	20.80	23.46	18.81	21,712	6,455.6	5,925.5
Fourth Quarter	31.00	19.70	31.00	19.70	34,090	6,575.5	5,633.0
December	31.00	24.50	31.00	24.50	54,035	6,575.5	6,179.8
2006
First Quarter	31.00	26.50	31.00	26.50	50,745	6,742.4	6,364.6
January	31.00	27.00	31.00	27.00	61,890	6,742.4	6,382.0
February	29.20	26.90	29.20	26.90	50,005	6,720.1	6,474.7
March	30.70	26.50	30.70	26.50	42,570	6,643.0	6,364.6
Second Quarter (through May 31)
April	37.90	31.30	37.90	31.30	58,392	7,171.8	6,660.8
May	38.30	32.60	38.30	32.60	35,926	7,474.1	6,844.0

(1)	As adjusted retroactively by the Taiwan Stock Exchange to give effect to stock dividends paid in the periods indicated. See “Item 8. Financial Information—Dividends and Dividend Policy”.

     The performance of the Taiwan Stock Exchange has in recent years been characterized by extreme price volatility. There are currently limits on the range of daily price movements on the Taiwan Stock Exchange. In the case of equity securities traded on the Taiwan Stock Exchange, such as our common shares, fluctuations in the price of a particular security may not exceed a 7% change either above or below the previous day’s closing price of such security.

     Our ADSs have been listed on the New York Stock Exchange under the symbol “ASX” since September 26, 2000. The outstanding ADSs are identified by the CUSIP number 00756M404. As of May 31, 2006, a total of 20,491,224 ADSs were outstanding. The following table sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs and the highest and lowest of the daily closing values of the New York Stock Exchange Index. The closing price for our ADSs on the New York Stock Exchange on May 31, 2006 was US$5.07 per ADS.

	Closing Price per ADS		Adjusted Closing Price per ADS(1)		Average Daily Trading Volume	New York Stock Exchange Index

	High	Low	High	Low	(in thousands of ADSs)	High	Low

	US$	US$	US$	US$
2001	6.05	1.75	4.02	1.36	106	7,048.13	5,331.38
2002	5.54	2.21	4.31	1.72	111	6,445.01	4,452.49
2003	5.27	2.45	4.51	1.91	195	6,440.30	4,486.70
2004	5.95	3.18	5.09	2.75	219	7,253.06	6,217.06
First Quarter	5.95	5.12	5.09	4.38	328	6,780.03	6,375.67
Second Quarter	5.46	3.22	4.67	2.76	269	6,715.09	6,231.19
Third Quarter	3.87	3.18	3.40	2.75	202	6,633.22	6,217.06
Fourth Quarter	3.97	3.28	3.59	2.97	89	7,253.06	6,516.10
2005	4.49	2.85	4.49	2.80	280	7,852.18	6,935.31
First Quarter	4.07	3.20	3.68	2.90	165	7,441.18	6,996.56
Second Quarter	4.06	3.09	3.68	2.80	397	7,346.32	6,935.31
Third Quarter	4.01	3.10	3.63	3.00	251	7,663.82	7,245.59
Fourth Quarter	4.49	2.85	4.49	2.85	286	7,852.18	7,234.09
December	4.49	3.70	4.49	3.70	361	7,852.18	7,731.28
2006

First Quarter	4.79	4.00	4.79	4.00	463	8,271.79	7,902.27
January	4.79	4.22	4.79	4.22	632	8,106.55	7,902.27
February	4.78	4.10	4.78	4.10	448	8,139.67	7,932.50
March	4.66	4.00	4.66	4.00	328	8,271.79	8,007.83
Second Quarter (through May 31)
April	5.93	4.75	5.93	4.75	362	8,471.43	8,214.46
May	6.12	5.05	6.12	5.05	395	8,646.96	8,062.93

(1)	As adjusted retroactively to give effect to stock dividends paid in the periods indicated.

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

  general import and export trading (excluding businesses that require trading permits);

  the manufacture of electronic parts and components;

  the manufacture of mechanical and electronic devices and materials (including integrated circuit leadframes, BGA substrates and flip-chip substrates);

  wholesale and retail sales of electronic materials;

  technical support and consulting service for integrated circuit leadframes, BGA substrates and flip-chip substrates;

  leasing; and

  except any business requiring a special permit, any business not prohibited or restricted by law or regulation.

     We were incorporated on March 23, 1984 as a company limited by shares under the ROC Company Law. Our authorized capital was NT$63,000,000,000, divided into 6,300,000,000 common shares, 4,576,812,980 of which were issued in registered form and outstanding as of May 31, 2006. We do not have any equity in the form of preference shares or otherwise outstanding as of the date of this annual report.

     With the approval of our board of directors and the ROC Securities and Futures Bureau, we may grant stock options to our employees, provided that NT$3,000,000,000 of our authorized capital is reserved for employee stock options and that the shares to be issued under any option plan shall not exceed 10% of our outstanding common shares and the total number of shares to be issued under all option plans shall not exceed 15% of our outstanding common shares. The exercise price of an option shall not be less than the closing price of our common shares on the Taiwan Stock Exchange on the grant date of the option. As of December 31, 2005, we had granted 299,885,000 options pursuant to employee stock option plans established on August 28, 2002 and May 27, 2004, to our full-time employees as well as to full-time employees of our domestic and foreign subsidiaries. See “Item 6. Directors, Senior Management and Employees—Compensation—ASE Inc. Employee Bonus and Stock Option Plans”. We have 300,000,000 common shares reserved for issuance under our employee stock option plans.

Directors

     Our Articles of Incorporation provide that we are to have from five to seven directors with tenures of three years who are elected at a shareholders’ meeting. There is no minimum amount of shares necessary to stand for election to a directorship. Many of our directors are representatives appointed by corporate shareholders which appoint individual representatives. Re-elections are allowed. The directors have certain powers and duties, including devising operations strategy, proposing to distribute dividends or make up losses, proposing to increase or decrease capital, reviewing material internal rules and contracts, hiring and discharging the general manager, establishing and dissolving branch offices, reviewing budgets and audited financial statements and other duties and powers granted by or in accordance with the ROC Company Law, our Articles of Incorporation or shareholders resolutions.

     The board of directors is constituted by the directors, who elect a chairman and a vice-chairman from among the directors to preside over the meeting of the board. Meetings of the board may be held in the ROC or any place abroad. A director may appoint another director to attend a meeting and vote by proxy, but a director may accept only one proxy.

     Our Articles of Incorporation contain no provisions relating to a director’s power to vote on a proposal in which that director is interested, the directors’ power to vote compensation to themselves, borrowing powers, retirement or age-limit requirements.

Dividends and Distributions

     In general, we are not permitted to distribute dividends or make other distributions to shareholders in any year in which we did not record net income or retained earnings (excluding reserves). The ROC Company Law also requires that 10% of annual net income (less prior years’ losses and payment of taxes, if any) be set aside as a legal reserve until the accumulated legal reserve equals our paid-in capital. In addition, our Articles of Incorporation require that before a dividend is paid out of our annual net income:

  up to 2% of our annual net income (less prior years’ losses, payment of taxes and legal and special reserves, if any) should be paid to our directors and supervisors as compensation; and

  between 5% and 7% of the annual net income (less prior years’ losses, payment of taxes and legal and special reserves, if any) should be paid to our employees as bonuses. The 5% portion is to be distributed to all employees in accordance with our employee bonus distribution rules, while any portion exceeding 5% is to be distributed in accordance with rules established by our board of directors to individual employees who have been recognized as having made special contributions to our company. Such employees include those of our affiliated companies who meet the criteria set by our board of directors.

     At the annual general shareholders’ meeting, our board of directors submits to the shareholders for their approval any proposal for the distribution of dividends or the making of any other distribution to shareholders from our net income for the preceding fiscal year. All common shares outstanding and fully paid as of the relevant record date are entitled to share equally in any dividend or other distribution so approved. Dividends may be distributed in cash, in the form of common shares or a combination of the two, as determined by the shareholders at the meeting. Cash dividends should not exceed 50% of the distribution for any given year.

     We are also permitted to make distributions to our shareholders of additional common shares by capitalizing reserves. However, the capitalized portion payable out of our legal reserve is limited to 50% of the total accumulated legal reserve and the capitalization can only be effected when the accumulated legal reserve exceeds 50% of our paid-in capital.

     For information on the dividends we paid in recent years, see “Item 8. Financial Information—Dividends and Dividend Policy”. For information as to ROC taxes on dividends and distributions, see “—Taxation—ROC Taxation—Dividends”.

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

Preemptive Rights

     Under the ROC Company Law, when an ROC company issues new shares for cash, existing shareholders who are listed on the shareholders’ register as of the record date have preemptive rights to subscribe for the new issue in proportion to their existing shareholdings, while a company’s employees, whether or not they are shareholders of the company, have rights to subscribe for 10% to 15% of the new issue. Any new shares that remain unsubscribed at the expiration of the subscription period may be offered by us to the public or privately placed.

     In addition, in accordance with the ROC Securities and Exchange Law, a public company that intends to offer new shares for cash must offer to the public at least 10% of the shares to be sold, except under certain circumstances or when exempted by the Securities and Futures Bureau. This percentage can be increased by a resolution passed at a shareholders’ meeting, which would diminish the number of new shares subject to the preemptive rights of existing shareholders.

     These preemptive rights provisions do not apply to offerings of new shares through a private placement approved at a shareholders’ meeting.

Meetings of Shareholders

     We are required to hold an ordinary meeting of our shareholders within six months following the end of each fiscal year. These meetings are generally held in Kaohsiung, Taiwan. Any shareholder who holds 1% or more of our issued and outstanding shares may submit one written proposal for discussion at our annual shareholders’ meeting. Extraordinary shareholders’ meetings may be convened by resolution of the board of directors or by the board of directors upon the written request of any shareholder or shareholders who have held 3% or more of the outstanding common shares for more than one year. Shareholders’ meetings may also be convened by a supervisor. Notice in writing of general meetings of shareholders, stating the place, time and purpose, must be dispatched to each shareholder at least 30 days, in the case of ordinary meetings, and 15 days, in the case of extraordinary meetings, before the date set for each meeting. A majority of the holders of all issued and outstanding common shares present at a shareholders’ meeting constitutes a quorum for meetings of shareholders.

Voting Rights

     Under the ROC Company Law, shareholders have one vote for each common share held, except that there are no voting rights for those shares held by us or directly or indirectly held by controlled companies or affiliates. Under the ROC Company Law, our directors and supervisors are elected at a shareholders’ meeting through cumulative voting, unless the articles of incorporation of a company provide otherwise.

     In general, a resolution can be adopted by the holders of at least a majority of the common shares represented at a shareholders’ meeting at which the holders of a majority of all issued and outstanding common shares are present. Under ROC Company Law, the approval by at least a majority of the common shares represented at a shareholders’ meeting in which a quorum of at least two-thirds of all issued and outstanding common shares are represented is required for major corporate actions, including:

  amendment to the Articles of Incorporation, including increase of authorized share capital and any changes of the rights of different classes of shares;

  transfer of the company’s entire business or assets or substantial part of its business or assets;

  execution, amendment or termination of any contract through which the company leases its entire business to others, or the company appoints others to operate its business or the company operates its business with others on a continuous basis;

  acquisition of the entire business or assets of any other company, which would have a significant impact on the company’s operations;

  distribution of any stock dividend;

  dissolution, merger or spin-off of the company; and

  removal of the directors or supervisors.

     A shareholder may be represented at an ordinary or extraordinary meeting by proxy if a valid proxy form is delivered to us five days before the commencement of the ordinary or extraordinary shareholders’ meeting.

     Holders of ADSs do not have the right to exercise voting rights with respect to the underlying common shares, except as described in the deposit agreement.

Other Rights of Shareholders

     Under the ROC Company Law, dissenting shareholders are entitled to appraisal rights in certain major corporate actions such as a proposed amalgamation by the company. If agreement with the company cannot be reached, a dissenting shareholder may seek a court order for the company to redeem all of their shares. Shareholders may exercise their appraisal rights by serving written notice on the company prior to the related shareholders’ meeting and/or by raising and registering an objection at the shareholders’ meeting. In addition to appraisal rights, shareholders have the right to sue for the annulment of any resolution adopted at a shareholders’ meeting where the procedures were legally defective within 30 days after the date of the shareholders’ meeting. One or more shareholders who have held more than 3% of the issued and outstanding shares of a company for more than one year may require a supervisor to bring a derivative action on behalf of the company against a director as a result of the director's unlawful actions or failure to act.

Rights of Holders of Deposited Securities

     Except as described below, holders of ADSs generally have no right under the deposit agreement to instruct the depositary to exercise the voting rights for the common shares represented by the ADSs. Instead, by accepting ADSs or any beneficial interest in ADSs, holders of ADSs are deemed to have authorized and directed the depositary to appoint our chairman or his designee to represent them at our shareholders’ meetings and to vote the common shares deposited with the custodian according to the terms of the deposit agreement.

     The depositary will mail to holders of ADSs any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs.

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

     If the depositary timely receives voting instructions from owners of at least 51.0% of the outstanding ADSs to vote in the same direction regarding one or more resolutions to be proposed at the meeting, including election of directors and supervisors, the depositary will notify our chairman or his designee to attend the meeting and vote all the securities represented by the holders’ ADSs in accordance with the direction received from owners of at least 51.0% of the outstanding ADSs.

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

     While shareholders who own 1% or more of our outstanding shares are entitled to submit one proposal to be considered at our annual general meetings, only holders representing at least 51% of our ADSs outstanding at the relevant record date are entitled to submit one proposal to be considered at our annual general meetings. Hence, only one proposal may be submitted on behalf of all ADS holders.

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

  ordinary shareholders’ meeting—60 days;

  extraordinary shareholders’ meeting—30 days; and

  relevant record date—five days.
Annual Financial Statements

     At least ten days before the annual ordinary shareholders’ meeting, our annual financial statements must be available at our principal executive office in Kaohsiung, Taiwan for inspection by the shareholders.

Transfer of Common Shares

     The transfer of common shares in registered form is effected by endorsement and delivery of the related share certificates but, in order to assert shareholders’ rights against us, the transferee must have his name and address registered on our register of shareholders. Shareholders are required to file their respective specimen seals, also known as chops, with us. Chops are official stamps widely used in Taiwan by individuals and other entities to authenticate the execution of official and commercial documents.

Acquisition of Common Shares by ASE Inc.

     Under the ROC Securities and Exchange Law, we may purchase our own common shares for treasury stock in limited circumstances, including:

  to transfer shares to our employees;

  to deliver shares upon the conversion or exercise of bonds with warrants, preferred shares with warrants, convertible notes, convertible preferred shares or warrants issued by us; and

  to maintain our credit and our shareholders’ equity, provided that the shares so purchased shall be canceled.

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

     We may not pledge or hypothecate any of our shares purchased by us. In addition, we may not exercise any shareholders’ right attaching to such shares. In the event that we purchase our shares on the Taiwan Securities Exchange, our affiliates, directors, supervisors, managers, and their respective spouses and minor children and/or nominees are prohibited from selling any of our shares during the period in which we are purchasing our shares.

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

Transfer Restrictions

   Substantial Shareholders

      The ROC Securities and Exchange Law currently requires:

  each director, supervisor, executive officer or substantial shareholder (that is, a shareholder who, together with his or her spouse, minor children or nominees, holds more than 10% of the shares of a public company) to report any change in that person’s shareholding to the issuer of the shares and the ROC
  Securities and Futures Bureau; and

  each director, supervisor, executive officer or substantial shareholder, after acquiring the status of director, supervisor, executive officer or substantial shareholder for a period of six months, to report his or her intent to transfer any shares on the Taiwan Stock Exchange to the ROC Securities and Futures Bureau at least three days before the intended transfer, unless the number of shares to be transferred is less than 10,000 shares.

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

   Common Shares Issued to Substantial Shareholders in Connection with a Merger

     The rules and regulations of the Taiwan Stock Exchange impose certain transfer restrictions on common shares of a Taiwan Stock Exchange listed company issued to a substantial shareholder (as defined under the ROC Securities and Exchange Law and described under “—Substantial Shareholders”) of an unlisted company to be merged with and into the acquiror. A substantial shareholder of an unlisted company to be merged with and into a Taiwan Stock Exchange listed company is restricted from selling or transferring common shares received in connection with such merger for a period of six months after such shares are listed on the Taiwan Stock Exchange. After the initial six-month lock-up period, such holder is permitted to sell or transfer 50% of its holdings of the common shares received in the merger. After two years from the date of the listing of the common shares, the holder is permitted to sell or transfer an additional 10% of its holdings of the common shares and an additional 10% of the common shares every six months thereafter.

MATERIAL CONTRACTS

     Asset Purchase Agreement by and among Flextronics Manufacturing (M) Sdn Bhd and ASE Electronics (M) Sdn. Bhd., dated as of October 3, 2005

     On October 3, 2005, ASE Test Malaysia entered into an asset purchase agreement with Flextronics Manufacturing (M) Sdn Bhd, or Flextronics, in connection with the sale of ASE Test Malaysia’s camera module assembly operations to Flextronics for a purchase price of approximately US$19.1 million. Pursuant to the terms and conditions of the asset purchase agreement, all of the tangible and intangible assets, rights and properties owned by or licensed or leased to ASE Test Malaysia with respect to the camera module assembly operations was sold to Flextronics.

     See “Item 4. Information on the Company—Business Overview—Sales and Marketing—Sales and Customer Service Agents” for a summary of contracts we have entered into with agents for sales and customer service.

EXCHANGE CONTROLS

ROC Exchange Controls

     The Foreign Exchange Control Statute of the ROC and regulations provide that all foreign exchange transactions must be executed by banks designated by the ROC Financial Supervisory Commission and by the Central Bank of China to engage in such transactions. Current regulations favor trade-related foreign exchange transactions. Consequently, foreign currency earned from exports of merchandise and services may now be retained and used freely by exporters, and all foreign currency needed for the importation of merchandise and services may be purchased freely from the designated foreign exchange banks.

     Apart from trade, ROC companies and resident individuals may, without foreign exchange approval, remit outside and into the ROC foreign currency of up to US$50 million (or its equivalent) and US$5 million (or its equivalent) respectively in each calendar year. The above limits apply to remittances involving a conversion of NT dollars to a foreign currency and vice versa. A requirement is also imposed on all enterprises to register medium- and long-term foreign debt with the Central Bank of China.

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

TAXATION

ROC Taxation

     The following discussion describes the material ROC tax consequences of the ownership and disposition of the common shares or ADSs to a non-resident individual or non-resident entity that holds the common shares or ADSs (referred to here as a “non-ROC holder”). As used in the preceding sentence, a “non-resident individual” is a non-ROC national who owns the common shares or ADSs and is not physically present in the ROC for 183 days or more during any calendar year and a “non-resident entity” is a corporation or a non-corporate body that owns the common shares or ADSs, is organized under the laws of a jurisdiction other than the ROC and has no fixed place of business or business agent in the ROC.

   Dividends

     Dividends (whether in cash, common shares or ADSs) declared by us out of retained earnings and distributed to a non-ROC holder in respect of common shares or ADSs are subject to ROC withholding tax, currently at the rate of 20% on the amount of the distribution (in the case of cash dividends) or on the par value of the distributed common shares (in the case of stock dividends). A 10% retained earnings tax is imposed on a ROC company for its after-tax earnings generated after January 1, 1998 which are not distributed in the following year. The retained earnings tax so paid will further reduce the retained earnings available for future distribution. When we declare a dividend out of those retained earnings, an amount in respect of the retained earnings tax up to a maximum amount of 10% of the net dividend received, will be credited against the 20% withholding tax imposed on the non-ROC holders of our common shares or ADSs.

      Distributions of share dividends out of capital reserves will not be subject to withholding tax.

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

   Subscription Rights

     Distributions of statutory subscription rights for the common shares in compliance with the ROC Company Law are currently not subject to ROC tax. Proceeds derived from sales of statutory subscription rights evidenced by securities are currently exempted from income tax but are subject to securities transaction tax, currently at the rate of 0.3% of the gross amount received. Proceeds derived from sales of statutory subscription rights which are not evidenced by securities are subject to capital gains tax at the rate of (i) 25% of the gross amount realized for nonresident entities and (ii) 35% of the gross amount realized for non-resident individuals. Subject to compliance with ROC law, we, in our sole discretion, may determine whether statutory subscription rights are evidenced by securities.

   Inheritance and Gift Tax

     ROC inheritance tax is payable on any property within the ROC of a deceased non-resident individual, and ROC gift tax is payable on any property within the ROC donated by a non-resident individual. Inheritance tax is currently imposed at rates ranging from 2% of the first NT$670,000 to 50% of amounts in excess of NT$111,320,000. Gift tax is imposed at rates ranging from 4% of the first NT$670,000 donated to 50% of amounts donated in excess of NT$50,090,000. Under ROC Inheritance and Gift Tax Law, shares and bonds issued by ROC companies are deemed located in the ROC without regard to the location of the owner. It is unclear whether a holder of ADSs will be considered to own common shares for this purpose.

   Tax Treaty

     At present, the ROC has income tax treaties with Indonesia, Singapore, New Zealand, Australia, the United Kingdom, South Africa, Gambia, Swaziland, Malaysia, Macedonia, the Netherlands, Senegal, Sweden, Belgium, Denmark and Vietnam. These tax treaties may limit the rate of ROC withholding tax on dividends paid with respect to common shares in ROC companies. It is unclear whether a non-ROC holder of ADSs will be considered to own common shares for the purposes of such treaties. Accordingly, a holder of ADSs who is otherwise entitled to the benefit of a treaty should consult its own tax advisers concerning eligibility for benefit under the treaty with respect to the ADSs as the case may be. The United States does not have an income tax treaty with the ROC.

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

  a citizen or resident of the United States;

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

  persons subject to the alternative minimum tax;

  insurance companies;

  tax-exempt entities;

  dealers or traders in securities or foreign currencies;

  certain financial institutions;

  partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

  persons carrying on a trade or business in the ROC;

  persons who hold or will hold common shares or ADSs as part of an integrated investment, including a straddle, hedging or conversion transaction;

  persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

  persons who own 10% or more of our voting stock; or

  persons who acquired our common shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation.

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

     The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain noncorporate U.S. holders. Accordingly, the analysis of the creditability of ROC taxes and the availability of the reduced tax rate for dividends received by certain noncorporate U.S. holders, both described below, could be affected by actions that may be taken by parties to whom the ADSs are pre-released.

     Please consult your tax adviser with regard to the application of the U.S. federal income tax laws to common shares or ADSs as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdictions.

   Dividends

     Distributions paid on common shares or ADSs (other than certain pro rata distributions of common shares to all shareholders, including holders of ADSs), including the amount of any ROC taxes withheld thereon, reduced by any credit against the withholding tax on account of the 10% retained earnings tax imposed on us, generally will constitute foreign source dividend income to the extent paid out of our current or accumulated earnings and profits as determined in accordance with U.S. federal income tax principles. The amount you will be required to include in income for any dividend paid in NT dollars will be equal to the U.S. dollar value of the NT dollars paid, calculated by reference to the exchange rate in effect on the date the payment is received by the depositary (in the case of ADSs) or by you (in the case of common shares), regardless of whether the payment is in fact converted into U.S. dollars on the date of receipt. If you do not convert the amount of any dividend income received into U.S. dollars and you realize gain or loss on a sale or other disposition of NT dollars, it generally will be U.S. source ordinary income or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. You will not be entitled to a dividends-received deduction for dividends you receive.

     Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to certain noncorporate U.S. holders of ADSs in taxable years beginning before January 1, 2011 will be taxable at a maximum tax rate of 15%. Noncorporate U.S. holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

     Subject to applicable limitations and restrictions and the discussion above regarding concerns expressed by the U.S. Treasury, the ROC taxes withheld from dividend distributions, reduced by any credit against the withholding tax which is paid by the Company on account of the 10% retained earnings tax, will be eligible for credit against your U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income.

     The rules governing foreign tax credits are complex and, therefore, you should consult your own tax adviser regarding the availability of foreign tax credits in your particular circumstances. Instead of claiming a credit, you may, at your election, deduct such otherwise creditable ROC taxes in computing your taxable income, subject to generally applicable limitations under U.S. law.

     Certain pro rata distributions of common shares by a company to all of its shareholders, including holders of ADSs, will not be subject to U.S. federal income tax. Accordingly, these distributions will not give rise to U.S. federal income against which the ROC tax imposed on these distributions may be credited. Any ROC tax of this nature will only be creditable against a U.S. holder’s U.S. federal income tax liability with respect to income in the general category income, subject to applicable limitations and restrictions.

   Capital Gains

     You will generally recognize U.S. source capital gain or loss for U.S. federal income tax purposes on the sale or exchange of common shares or ADSs, which will be long-term capital gain or loss if the common shares or ADSs were held for more than one year. The amount of gain or loss will be equal to the difference between your tax basis in the common shares or ADSs disposed of and the amount realized on disposition. You should consult your own tax adviser about the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate taxpayers, and capital losses, the deductibility of which may be limited.

     Deposits and withdrawals of common shares by a U.S. holder in exchange for ADSs will not result in realization of gain or loss for U.S. federal income tax purposes.

   Passive Foreign Investment Company Rules

     We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for 2005. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments) from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were treated as a PFIC for any taxable year during which a U.S. holder held a common share or an ADS, certain adverse consequences could apply to the U.S. holder.

   Information Reporting and Backup Withholding

     Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

     The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

DIVIDENDS AND PAYING AGENTS

     Not applicable.

STATEMENT BY EXPERTS

     Not applicable.

DOCUMENTS ON DISPLAY

     We file annual reports on Form 20-F and periodic reports on Form 6-K with the SEC. You can read and copy these reports and other information at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also request copies of the documents, upon payment of a duplicating fee, by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The reports and other information we file electronically with the SEC are also available to the public from the SEC’s website at http://www.sec.gov.

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

     In February 2005, we entered into interest rate swap contracts whereby we receive NT dollars at a 90-day CP rate in exchange for following: (1) during the first year, if the US dollar 3-month LIBOR is equal to or below 4.25%, we pay 1%, otherwise, we pay the US dollar 3-month LIBOR per quarter; (2) during the second year, if the US dollar 3-month LIBOR is equal to or below 4.75%, we pay 1.5% per quarter, otherwise, we pay the US dollar 3-month LIBOR; and (3) from the third year to the fifth year, if the US dollar 3-month LIBOR is equal to or below 5.00%, we pay 1.5% or 1.65% per quarter, otherwise, we pay the US dollar 3-month LIBOR or 8.5%, whichever is lower. The contracts have notional amounts of NT$1,000.0 million and NT$2,000.0 million, respectively, and will expire in December 2009. As of December 31, 2005, the contracts’ fair value was negative US$3.2 million.

     In December 2005, we entered into an interest rate swap contract whereby for a portion of the contract, we receive NT dollars at a US dollar 3-month LIBOR per quarter in exchange for 90-day CP rate plus 2.7%; and the rest of the contract, we receive NT dollars at a 90-day CP rate per quarter in exchange for the following: (1) during the first year, if the US dollar 3-month LIBOR is equal to or below 5.25%, we pay 1.5%, otherwise, we pay US dollar 3-month LIBOR per quarter; and (2) from the second year to the fourth year, (i) if the US dollar 3-month LIBOR is equal to or below 5.25%, we pay 1.5% per quarter, (ii) if the US dollar 3-month LIBOR is above 5.25% but below 8.5%, we pay US dollar 3-month LIBOR per quarter, and (iii) if the US dollar 3-month LIBOR is equal to or above 8.5%, we pay 8.5% per quarter.

     In May 2004, we entered into an interest rate swap contract with a bank to manage our exposure to interest rate fluctuations associated with our long-term debt. The contract will expire in January 2009. The terms of the contract provide for a semi-annual exchange of interest payments whereby we pay NT$ 90-day BA rate minus 0.70% on an underlying nominal amount of $2.75 billion.

     In May 2004, we entered into an interest rate swaption contract with a bank whereby we pay a floating interest rate, 6-month US$-LIBOR-BBA and receive a fixed annual rate of 3.65% on a notional amount of US$20.0 million. The contract was originally to expire in May 2006, but was terminated in May 2005.

     In April 2004, we entered into an interest rate swaption contract with a bank, which will expire on October 20, 2007. The terms of the contract provide that if the 6-month US$-LIBOR-BBA rate ever reaches 5.25% before the expiration of the contract, the interest to be paid to the bank during the contract period is calculated based on the arrangement of the revised contract. The notional amount of the contract is US$157.0 million. Payment dates are every April 20 and October 20 starting from October 20, 2004 through the expiration date. As of December 31, 2005, the contract’s fair value was negative US$1.6 million.

     In December 2003, we entered into an interest rate swap contract whereby we pay NT dollars at a 90-day BA rate minus 0.70% in exchange for three possible payoff scenarios: (1) if the US$ 6-month LIBOR is below 0.95%, we receive the US$ 6-month LIBOR per annum; (2) if the US$ 6-month LIBOR is equal to or above 0.95% and equal to or below 2.00%, we receive 3.60% per annum; and (3) if the US$ 6-month LIBOR is above 2.00%, we receive either 4.00% minus US$ 6-month LIBOR or 0%, whichever is greater. The contract has a notional amount of NT$2,750.0 million and expires in January 2009. As of December 31, 2005, the contract’s fair value was negative US$2.4 million.

     In October 2003, we entered into two cross-currency swap contracts to hedge against reductions in value caused by changes in foreign currency exchange rates, as well as to manage our exposure to interest rates. See “—Foreign Currency Exchange Rate Risk”.

     The table below sets forth information relating to our significant obligations that are sensitive to interest rate fluctuations as of December 31, 2005.

	Expected Maturity Date

								Fair
	2006	2007	2008	2009	2010	Thereafter	Total	Value

	(in millions, except percentages)
Short-term debt:
Variable rate (NT$)	2,388.0	–	–	–	–	–	2,388.0	2,388.0
Average interest rate	1.74%	–	–	–	–	–	1.74%
Variable rate (US$)	49.6	–	–	–	–	–	49.6	49.6
Average interest rate	5.66%	–	–	–	–	–	5.66%
Variable rate (RMB)	261.8	–	–	–	–	–	261.8	261.8
Average interest rate	5.04%	–	–	–	–	–	5.04%
Long-term debt:
Variable rate (NT$)	3,117.8	6,824.3	9,093.9	6,498.0	2,047.0	–	27,581.0	27,581.0
Average interest rate	2.64%	2.90%	3.11%	3.24%	3.07%	–	3.03%
Fixed rate (NT$)	91.8	74.6	26.3	1.4	0.3	–	194.4	194.4
Average interest rate	5.22%	5.33%	5.46%	6.30%	6.18%	–	5.30%
Variable rate (US$)	64.9	91.5	305.1	82.7	48.5	–	592.7	592.7
Average interest rate	6.07%	6.36%	5.02%	5.97%	6.02%	–	5.55%
Fixed rate (US$)	3.5	2.3	0.7	–	–	–	6.5	6.5
Average interest rate	8.34%	7.98%	6.48%	–	–	–	8.01%
Variable rate (JP¥)	–	300.0	900.0	1,200.0	600.0	–	3,000.0	3,000.0
Average interest rate	–	1.73%	2.13%	2.41%	2.63%	–	2.30%

     Foreign Currency Exchange Rate Risk. Our foreign currency exposure gives rise to market risk associated with exchange rate movements against the NT dollar, our functional currency. Currently, the majority of our revenues from packaging and testing services are denominated in U.S. dollars, with a portion denominated in NT dollars and Japanese yen. Our costs of revenues and operating expenses associated with packaging and testing services are incurred in several currencies, primarily in NT dollars and U.S. dollars, as well as, to a lesser extent, Korean won, Japanese yen, Malaysian ringgit and PRC renminbi. In addition, a substantial portion of our capital expenditures, primarily for the purchase of packaging and testing equipment, has been, and is expected to continue to be, denominated primarily in U.S. dollars with the remainder in Japanese yen. Fluctuations in exchange rates, primarily among the U.S. dollar, the NT dollar and the Japanese yen, will affect our costs and operating margins and could result in exchange losses and increased costs in NT dollar and other local currency terms. Despite hedging and mitigating techniques implemented by us, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations. We recorded a net foreign exchange loss of NT$386.8 million and NT$148.1 million and a net foreign exchange gain of NT$175.2 million (US$5.3 million) in 2003, 2004 and 2005, respectively. In 2003, 2004 and 2005, the average exchange rate of the NT dollar to the U.S. dollar was 34.40, 33.37 and 32.13, respectively, calculated using noon buying rates in The City of New York for cable transfers in NT dollars as certified for customs purposes by the Federal Reserve Bank of New York.

     Foreign currency denominated liabilities as of December 31, 2005 primarily include U.S. dollar debt and Japanese yen debt. As of December 31, 2005, approximately 64% of our cash and accounts receivable were denominated in U.S. dollars, with a substantial portion of the remainder denominated primarily in NT dollars, Japanese yen and Malaysian ringgit. As of December 31, 2005, approximately 83% of our accounts payable and payable for properties, were denominated in currencies other than the NT dollar. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign currency exchange rates, we utilize currency forward contracts from time to time to reduce the impact of foreign currency fluctuations on our results of operations. Our policy is to account for these contracts on a mark-to-market rate basis, and the premiums are amortized on a straight-line basis over the life of the contract.

     In October 2003, we entered into two cross-currency swap contracts to hedge against exchange rate fluctuations in connection with our US$200.0 million zero coupon convertible bonds due 2008, of which US$15.0 million were repurchased in the market in April 2005.

     The terms of one of such contracts provide that we pay NT dollars at a fixed rate of 1.7% and receive U.S. dollars at a fixed rate of 2.7% . The contract rate is US$/NT$33.95. The contract has a notional amount of US$157.0 million/NT$5,330.2 million. In April 2005, the notional amount of US$15.0 million was terminated early because of the repurchase in the market of a portion of foreign convertible bonds. The remaining of US$142.0 million will expire in October, 2007. As of December 31, 2005, the contract had a fair value of negative US$10.1 million.

     The other such contract was terminated in December 2005. Under this contract we were to pay U.S. dollars at a floating rate that is the percentage by which LIBOR is greater than 2% and receive NT dollars at a floating rate that is the percentage by which LIBOR is less than 2%. The contract rate was US$/NT$33.95. The contract has a notional amount of US$43.0 million/NT$1,459.8 million.

     The table below sets forth our outstanding foreign currency option contracts in aggregate terms by type of contract as of December 31, 2005.

Foreign Currency Option Contracts

Buy US$ Put/JP¥ Call
Notional Amount	US$48.0 million
Weighted Average Strike Price	US$/JP¥103.5
Fair Value	(US$5.2 million)

Buy US$ Put/KRW Call
Notional Amount	US$15.2 million
Weighted Average Strike Price	US$/KRW1,069.21
Fair Value	US$0.4 million

Foreign Currency Option Contracts

Buy US$ Put/NT$ Call
Notional Amount	US$185.0 million
Weighted Average Strike Price	US$/NT$33.22
Fair Value	US$4.1 million

Sell US$ Call/JP¥ Put
Notional Amount	US$48.0 million
Weighted Average Strike Price	US$/JP¥103.5
Fair Value	US$0.01 million

Sell US$ Call/KRW Put
Notional Amount	US$15.0 million
Weighted Average Strike Price	US$/KRW1,090.0
Fair Value	(US$0.025 million)

Sell US$ Put/NT$ Call
Notional Amount	US$185.0 million
Weighted Average Strike Price	US$/NT$32.623
Fair Value	(US$4.5 million)

Item 12. Description of Securities Other Than Equity Securities

     Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

     Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     Not applicable.

Item 15. Controls and Procedures

     As of December 31, 2005, we, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective for gathering, analyzing and disclosing the information we are required to disclose in the reports we file under the Exchange Act, within the time periods specified in the SEC’s rules and forms. Our management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives.

     There has been no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

     Our board of directors determined that Alan Cheng is an audit committee financial expert as defined under the applicable rules of the SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002 and is independent for the purposes of Rule 10A-3 of the Exchange Act.

Item 16B. Code of Ethics

     We have adopted a code of ethics that satisfies the requirements of Item 16B of Form 20-F and applies to all employees, officers, supervisors and directors of our company and our subsidiaries, including our Chief Executive Officer and Chief Financial Officer. We have posted our code of ethics on our website at http://www.aseglobal.com.

Item 16C. Principal Accountant Fees and Services

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

     Our audit committee, which was established on July 22, 2005, pre-approves all audit and non-audit services provided by our independent auditor, including audit services, audit-related services, tax services and other services, on a case-by-case basis. Accordingly, we have not established any pre-approval policies and procedures. Prior to the establishment of our audit committee, such services were pre-approved by our board of directors.

Independent Auditors’ Fees

     The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte & Touche. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year ended December 31,

	2004	2005

	NT$	NT$	US$
	(in thousands)
Audit fees(1)	28,332.3	43,713.7	1,332.7
Audit-related fees(2)	39,156.4	9,752.0	297.3
Tax fees(3)	4,034.6	4,961.5	151.3
All other fees(4)	410.0	863.5	26.3

Total	71,933.3	59,290.7	1,807.6

(1)	Audit fees are defined as the standard audit and review work that needs to be performed each year in order to issue an opinion on our consolidated financial statements and to issue reports on the local statutory financial statements. It also includes services that can only be provided by our auditor such as statutory audits required by the Tax Bureau of the ROC and the Customs Bureau of the ROC, auditing of non-recurring transactions and application of new accounting policies, pre-issuance reviews of quarterly financial results, consents and comfort letters and any other audit services required for SEC or other regulatory filings.
(2)	Audit-related fees include assurance and related services provided by auditors that are reasonably related to the performance of the audit or review of our financial statements and not reported above under “Audit fees”. They comprise amounts for services such as acquisition due diligence and consultation concerning financial accounting and reporting matters.
(3)	Tax fees consist of professional services rendered by Deloitte & Touche for tax compliance and tax advice. The services for the fees disclosed under this category include tax return preparation and technical tax advice.
(4)	Other fees consist of fees for agreed-upon procedures as required by the ROC government for capital investments in the PRC, agreed- upon procedures related to our accounts receivable securitization in 2005 and the review of our capital registration with the ROC government.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

     Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

     None of our equity securities were purchased by ourselves or our affiliated purchasers in 2005.

PART III

Item 17. Financial Statements

     The Company has elected to provide financial statements for fiscal year 2005 and the related information pursuant to Item 18.

Item 18. Financial Statements

     Reference is made to pages F-1 to F-74 of this annual report.

     The consolidated financial statements of the Company and the report thereon by its independent auditors listed below are attached hereto as follows:

(a)	Report of Independent Registered Public Accounting Firm of the Company dated February 23, 2006 (page F-1 to F-2).

(b)	Consolidated Balance Sheets of the Company and subsidiaries as of December 31, 2004 and 2005 (page F- 3).

(c)	Consolidated Statements of Income of the Company and subsidiaries for the years ended December 31, 2003, 2004 and 2005 (page F-4 to F-6).

(d)	Consolidated Statements of Changes in Shareholders’ Equity of the Company and subsidiaries for the years ended December 31, 2003, 2004 and 2005 (page F-7 to F-8).

(e)	Consolidated Statements of Cash Flows of the Company and subsidiaries for the years ended December 31, 2003, 2004 and 2005 (pages F-9 to F-11).

(f)	Notes to Consolidated Financial Statements of the Company and subsidiaries (pages F-12 to F-74).

Item 19. Exhibits

1.		Articles of Incorporation of the Registrant (in Chinese with English translation) (incorporating all amendments as of June 30, 2005) (incorporated by reference to Exhibit 4.1 to our registration statement on Form S-8 (File No. 333-129326) filed on October 31, 2005).

2.		Amended and Restated Deposit Agreement dated as of September 29, 2000 among ASE Inc., Citibank N.A., as depositary, and Holders and Beneficial Holders of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt (incorporated by reference to Exhibit 4.1 to our registration statement on Form F-3 (File No. 333- 87428) filed on March 31, 2003).

4.	(a)	Asset Purchase Agreement dated as of July 3, 1999 among ASE (Chung Li) Inc., ASE Inc., Motorola Electronics Taiwan, Ltd. and Motorola, Inc. (incorporated by reference to Exhibit 10.2 to ASE Test’s registration statement on Form F-3 (File No. 333-10892) filed on September 27, 1999 (the “ASE Test 1999 Form-3”)).

	(b)	Agreement dated as of June 5, 2002 among ASE (Chung Li) Inc., ASE Inc., Motorola Electronics Taiwan, Ltd. and Motorola, Inc. amending certain earn-out arrangements provided for in Section 2.09(b)(ii)(D) of the Asset Purchase Agreement dated as of July 3, 1999 among the same parties (incorporated by reference to Exhibit 4(b) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2002 filed on June 30, 2003).

(c)	Stock Purchase Agreement dated as of July 3, 1999 among ASE Investment (Labuan) Inc., ASE Inc., Motorola Asia Ltd. and Motorola, Inc. relating to the purchase and sale of 100.0% of the common stock of Motorola Korea Ltd. (incorporated by reference to Exhibit 10.3 to the ASE Test 1999 Form F- 3).

(d)†	BGA Immunity Agreement dated as of January 25, 1994 between ASE Inc. and Motorola, Inc. (incorporated by reference to Exhibit 10.6 to the Form F-1).

(e)††	Amendment dated March 18, 2003 renewing the BGA Immunity Agreement dated as of January 25, 1994 between ASE Inc. and Motorola, Inc. (incorporated by reference to Exhibit 4(g) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2003 filed on June 30, 2004).

(f)	Consent dated June 10, 2004 to the Assignment of the BGA Immunity Agreement between ASE Inc. and Motorola, Inc. dated January 25, 1994 (incorporated by reference to Exhibit 4(h) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2003 filed on June 30, 2004).

(g)	Asset Purchase Agreement by and among Flextronics Manufacturing (M) Sdn Bhd, as Buyer, ASE Electronics (M) Sdn. Bhd. as Company, dated as of October 3, 2005.

(h)	Commission Agreement dated as of August 1, 2004 between ASE Electronics (M) Sdn. Bhd. and Gardex International Limited (incorporated by reference to Exhibit 4(g) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2004 filed on June 23, 2005).

(i)	Commission Agreement dated as of August 1, 2004 between ASE Test, Inc. and Gardex International Limited (incorporated by reference to Exhibit 4(h) to our annual report on Form 20-F (File No. 001- 16125) for the year ended December 31, 2004 filed on June 23, 2005).

(j)	Commission Agreement dated as of August 1, 2004 between ASE (Korea) Inc. and Gardex International Limited (incorporated by reference to Exhibit 4(i) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2004 filed on June 23, 2005).

(k)	Commission Agreement dated as of August 1, 2004 between Advanced Semiconductor Engineering, Inc. and Gardex International Limited (incorporated by reference to Exhibit 4(j) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2004 filed on June 23, 2005).

(l)	Commission Agreement dated as of August 1, 2005 between ASE Electronics (M) Sdn. Bhd. and Gardex International Limited.

(m)	Commission Agreement dated as of August 1, 2005 between ASE Test, Inc. and Gardex International Limited.

(n)	Commission Agreement dated as of August 1, 2005 between ASE (Korea) Inc. and Gardex International Limited.

(o)	Commission Agreement dated as of August 1, 2005 between Advanced Semiconductor Engineering, Inc. and Gardex International Limited.

(p)	Commission Agreement dated as of August 1, 2005 between ASE Inc. (Chung Li) and Gardex International Limited.

(q)	Commission Agreement dated as of January 1, 2006 between ASE Electronics (M) Sdn. Bhd. and Gardex International Limited.

(r)	Commission Agreement dated as of January 1, 2006 between ASE Test, Inc. and Gardex International Limited.

	(s)	Commission Agreement dated as of January 1, 2006 between ASE (Korea) Inc. and Gardex International Limited.

	(t)	Commission Agreement dated as of January 1, 2006 between Advanced Semiconductor Engineering, Inc. and Gardex International Limited.

	(u)	Commission Agreement dated as of January 1, 2006 between ASE Inc. (Chung Li) and Gardex International Limited.

8.		List of Subsidiaries.

12.	(a)	Certification of Jason C.S. Chang, Chief Executive Officer of Advanced Semiconductor Engineering, Inc. required by Rule 13a-14(a) of the Exchange Act.

	(b)	Certification of Joseph Tung, Chief Financial Officer of Advanced Semiconductor Engineering, Inc. required by Rule 13a-14(a) of the Exchange Act.

13.	Certification of the Chief Executive Officer and the Chief Financial Officer of Advanced Semiconductor Engineering, Inc. required by Rule 13a-14(b) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code.

†	Does not contain portions for which confidential treatment has been granted.
††	Does not contain portions for which confidential treatment has been requested.

     The Company agrees to furnish to the Securities and Exchange Commission upon request a copy of any instrument which defines the rights of holders of long-term debt of the Company and its consolidated subsidiaries.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ADVANCED SEMICONDUCTOR
ENGINEERING, INC.

By:	/s/ Joseph Tung

	Name:	Joseph Tung
	Title:	Chief Financial Officer

Date: June 19, 2006

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Consolidated Financial Statements of Advanced Semiconductor Engineering, Inc.
and Subsidiaries
Independent Registered Public Accounting Firm’s Report	F-1
Consolidated Balance Sheets	F-3
Consolidated Statements of Income	F-4
Consolidated Statements of Changes in Shareholders’ Equity	F-7
Consolidated Statements of Cash Flows	F-9
Notes to Consolidated Financial Statements	F-12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Advanced Semiconductor Engineering, Inc.

We have audited the accompanying consolidated balance sheets of Advanced Semiconductor Engineering, Inc. (a corporation incorporated under the laws of the Republic of China) and its subsidiaries (the “Company”) as of December 31, 2004 and 2005, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years ended December 31, 2005, all expressed in New Taiwan dollars. Our audits also included the financial statement schedule accompanying the consolidated financial statements. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants, auditing standards generally accepted in the Republic of China (“ROC”) and the Standards of the Public Company Accounting Oversight Board (United States). Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2004 and 2005, and the consolidated results of their operations and their cash flows for each of the three years ended December 31, 2005, in conformity with accounting principles generally accepted in the Republic of China. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth herein.

As discussed in Note 25 to the consolidated financial statements, the Company incurred fire damage to production lines in Chung Li, Taiwan on May 1, 2005. The Company recognized an estimated loss of NT$13,479,079 thousand (US$410,948 thousand) for the damage to its building, machinery and inventories. The insurance recoveries on the aforementioned damages that are clearly identified and reasonably estimated amounted to NT$4,641,000 thousand (US$141,494 thousand), which reduces the total estimated loss, and of this amount, NT$2,300,000 thousand (US$70,122 thousand) has been received as of December 31, 2005. Any recovery for the remaining NT$8,838,079 thousand (US$269,454 thousand) is contingent on the result of the lengthy professional appraisal process, and as such this amount was recognized as a loss on fire damage for the year 2005.

As discussed in Note 3 to the consolidated financial statements, the Company adopted Republic of China Statement of Financial Accounting Standards No. 35 “Accounting for Asset Impairment” on December 31, 2004.

Accounting principles generally accepted in the Republic of China differ in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 30 to the consolidated financial statements.

Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of the readers.

February 23, 2006

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Amounts in Thousands, Except Par Value)

	December 31				December 31

	2004	2005			2004	2005

ASSETS	NT$	NT$	US$	LIABILITIES AND SHAREHOLDERS’ EQUITY	NT$	NT$	US$

CURRENT ASSETS				CURRENT LIABILITIES
Cash and cash equivalents (Notes 2 and 4)	5,975,103	13,263,788	404,384	Short-term borrowings (Note 11)	3,733,433	5,084,937	155,029
Short-term investments (Notes 2 and 5)	3,194,183	4,352,923	132,711	Commercial papers (Note 12)	908,816	-	-
Notes receivable	89,612	83,936	2,559	Notes payable	20,538	85,533	2,608
Accounts receivable, net (Notes 2 and 6)	13,586,635	15,501,680	472,612	Accounts payable	7,829,410	10,899,162	332,291
Other receivables (Notes 6, 25 and 28)	967,616	3,857,053	117,593	Income tax payable (Notes 2 and 20)	287,709	37,751	1,151
Inventories (Notes 2, 3 and 7)	9,437,257	7,757,077	236,496	Accrued expenses (Notes 16 and 28)	3,163,155	4,005,290	122,113
Deferred income tax assets (Notes 2 and 20)	1,375,450	1,615,696	49,259	Payable for properties (Note 22)	6,550,853	3,659,836	111,580
Pledged time deposit (Note 23)	125,599	62,505	1,906	Other payable (Note 17)	180,289	588,121	17,931
Prepayments and other (Note 28)	1,143,417	1,178,532	35,931	Current portion of long-term bank loans (Notes 14 and 23)	2,011,673	5,232,529	159,528
				Current portion of capital leases obligations (Notes 2 and 15)	198,831	205,662	6,270
				Other (Note 6)	236,738	1,152,018	35,122
Total current assets	35,894,872	47,673,190	1,453,451

LONG-TERM INVESTMENTS (Notes 2, 3, 8 and 26)				Total current liabilities	25,121,445	30,950,839	943,623
Long-term investments- equity method	3,534,289	3,494,371	106,536
Long-term investments- cost method	1,323,074	1,272,311	38,790	LONG-TERM DEBTS
Prepayment for long-term investments	-	81,375	2,481	Long-term bonds payable (Notes 2 and 13)	9,440,582	9,361,902	285,424
Other long-term investment	50,000	50,000	1,524	Long-term bank loans (Notes 14 and 23)	36,891,546	33,298,508	1,015,198

				Capital leases obligations (Notes 2 and 15)	197,513	201,700	6,150
Total long-term investments	4,907,363	4,898,057	149,331

				Total long-term debts	46,529,641	42,862,110	1,306,772
PROPERTY, PLANT AND EQUIPMENT (Notes 2, 9, 14, 15, 22, 23, 25 and 27)
Cost				OTHER LIABILITIES
Land	2,391,970	2,255,006	68,750	Accrued pension cost (Notes 2 and 16)	2,120,686	2,234,994	68,140
Buildings and improvements	21,023,396	22,996,143	701,102	Deferred income tax liabilities (Notes 2 and 20)	32,424	-	-
Machinery and equipment	95,462,106	94,978,913	2,895,699	Other financial liabilities (Notes 2 and 28)	319,181	154,780	4,719
Transportation equipment	122,160	147,802	4,506	Other (Note 8)	110,914	72,521	2,211

Furniture and fixtures	2,479,940	2,613,573	79,682
Leased assets and leasehold improvements	1,095,910	631,708	19,259	Total other liabilities	2,583,205	2,462,295	75,070

Total cost	122,575,482	123,623,145	3,768,998
Accumulated depreciation	(59,116,374)	(62,716,087)	(1,912,075)	Total liabilities	74,234,291	76,275,244	2,325,465

	63,459,108	60,907,058	1,856,923
Construction in progress	4,318,509	3,419,828	104,263	COMMITMENTS AND CONTINGENCIES (Note 24)
Machinery in transit and prepayments	14,562,234	3,713,885	113,228
				SHAREHOLDERS’ EQUITY (Notes 2, 17 and 28)
				Capital stock - NT$10 par value
Net property, plant and equipment	82,339,851	68,040,771	2,074,414	Authorized - 5,150,000 thousand shares in 2004 and
				6,300,000 thousand shares in 2005
				Issued - 4,100,000 thousand shares in 2004 and
INTANGIBLE ASSETS				4,557,372 thousand shares in 2005	41,000,000	45,573,723	1,389,443
Goodwill (Notes 2, 3 and 10)	3,336,376	2,843,022	86,677
Land use rights (Notes 2 and 26)	623,475	746,087	22,747	Capital received in advance	42,759	156,228	4,763

				Capital surplus
Total intangible assets	3,959,851	3,589,109	109,424	Capital in excess of par value	3,168,119	2,093,712	63,833
				Treasury stock	220,735	237,503	7,241

OTHER ASSETS				Long-term investment	3,583,802	3,585,077	109,301
Guarantee deposits	245,791	223,592	6,817
Deferred charges (Note 2)	2,257,876	1,960,849	59,782	Total capital surplus	6,972,656	5,916,292	180,375
Deferred income tax assets (Notes 2 and 20)	3,838,132	4,046,772	123,377
Restricted assets (Note 23)	137,340	204,632	6,239	Retained earnings (Accumulated deficit)	5,576,332	(2,745,555)	(83,706)
Other	369,800	617,688	18,832
				Other equity adjustments
				Unrealized loss on long-term investments	(70,614)	(69,914)	(2,132)
Total other assets	6,848,939	7,053,533	215,047	Cumulative translation adjustments	640,379	1,072,511	32,699
				Unrecognized pension cost	(4,710)	(17,421)	(531)
				Other	(36,607)	-	-
TOTAL	133,950,876	131,254,660	4,001,667
				Total other equity adjustments	528,448	985,176	30,036

				Treasury stock - 167,949 thousand shares in 2004 and
				184,713 thousand shares in 2005	(2,808,436)	(2,808,436)	(85,623)

				Minority interest in consolidated subsidiaries	8,404,826	7,901,988	240,914

				Total shareholders’ equity	59,716,585	54,979,416	1,676,202

				TOTAL	133,950,876	131,254,660	4,001,667

The accompanying notes are an integral part of the financial statements.
(with Deloitte & Touche audit report dated February 23, 2006)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(Amounts in Thousands, Except Share Data)

	Year Ended December 31

	2003	2004	2005

	NT$	NT$	NT$	US$
NET REVENUES (Notes 2 and 30)
Packaging	43,443,516	58,261,796	66,022,940	2,012,895
Testing	12,142,396	16,473,924	17,121,986	522,012
Other	142,506	501,966	890,872	27,160

Total net revenues	55,728,418	75,237,686	84,035,798	2,562,067

COST OF REVENUES (Notes 19, 22 and 24)
Packaging	35,694,132	47,115,746	55,894,282	1,704,094
Testing	9,287,142	12,141,233	12,688,893	386,856
Other	136,772	384,101	934,829	28,501

Total cost of revenues	45,118,046	59,641,080	69,518,004	2,119,451

GROSS PROFIT	10,610,372	15,596,606	14,517,794	442,616

OPERATING EXPENSES (Notes 2, 10, 19 and 24)
Selling	1,204,912	1,341,067	1,100,023	33,537
General and administrative	3,989,325	4,717,653	4,813,177	146,743
Research and development	2,342,943	2,581,089	2,785,432	84,922

Total operating expenses	7,537,180	8,639,809	8,698,632	265,202

INCOME FROM OPERATIONS	3,073,192	6,956,797	5,819,162	177,414

NON-OPERATING INCOME
Interest (Note 28)	114,469	77,797	173,325	5,284
Equity in earnings of equity method investees (Notes 2 and 8)	-	-	74,292	2,265
Gain on sale of investment	618,857	57,140	71,676	2,185
Foreign exchange gain, net (Notes 2 and 28)	-	-	175,194	5,341
Other	336,546	339,042	252,456	7,697

Total non-operating income	1,069,872	473,979	746,943	22,772

NON-OPERATING EXPENSES
Interest (Notes 2, 9 and 28)	1,418,883	972,188	1,571,058	47,898
Loss on fire damage (Note 25)	-	-	8,838,079	269,454
Equity in losses of equity method investees (Notes 2 and 8)	240,656	394,995	-	-
Foreign exchange loss, net (Notes 2 and 28)	386,844	148,144	-	-
Realized loss on long-term investments (Note 17)	354,787	-	-	-
Other investment loss (Notes 2 and 3)	-	512,000	-	-
Impairment of goodwill (Notes 2, 3 and 10)	-	1,950,097	-	-
Other (Notes 6 and 13)	451,554	490,435	1,830,814	55,817

Total non-operating expenses	2,852,724	4,467,859	12,239,951	373,169

INCOME (LOSS) BEFORE INCOME TAX	1,290,340	2,962,917	(5,673,846)	(172,983)

INCOME TAX BENEFIT (Notes 2 and 20)	1,278,719	1,397,003	118,656	3,618

INCOME (LOSS) FROM CONTINUING OPERATIONS	2,569,059	4,359,920	(5,555,190)	(169,365)

				(Continued )

	Year Ended December 31

	2003	2004	2005

	NT$	NT$	NT$	US$
DISCONTINUED OPERATIONS (Note 27)
Income from discontinued operations, net of income tax
expense of NT$572 thousand in 2003, NT$677 thousand in
2004 and NT$2,147 thousand in 2005	196,819	568,222	120,962	3,688
Gain on disposal of discontinued operations, net of income
tax expense of NT$1,920 thousand in 2005	-	-	232,737	7,095

	196,819	568,222	353,699	10,783

INCOME (LOSS) BEFORE EXTRAORDINARY LOSS AND
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
PRINCIPLE	2,765,878	4,928,142	(5,201,491)	(158,582)
EXTRAORDINARY LOSS (Note 13)	(75,668)	-	-	-
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
PRINCIPLE (Note 3)	-	(26,844)	-	-

NET INCOME (LOSS)	2,690,210	4,901,298	(5,201,491)	(158,582)

Attributable to
SHAREHOLDERS OF PARENT COMPANY	2,742,796	4,209,690	(4,691,187)	(143,024)
MINORITY INTEREST	(52,586)	691,608	(510,304)	(15,558)

	2,690,210	4,901,298	(5,201,491)	(158,582)

EARNINGS (LOSS) PER SHARE (Note 21)
Basic EPS
Before income tax
Income (loss) from continuing operations	0.48	0.71	(1.31)	(0.04)
Discontinued operations	0.05	0.13	0.08	-
Extraordinary loss	(0.02)	-	-	-
Cumulative effect of change in accounting principle	-	(0.01)	-	-

Income (loss) of parent company’s common
shareholders	0.51	0.83	(1.23)	(0.04)

After income tax
Income (loss) from continuing operations	0.64	0.87	(1.15)	(0.03)
Discontinued operations	0.05	0.13	0.08	-
Extraordinary loss	(0.02)	-	-	-
Cumulative effect of change in accounting principle	-	(0.01)	-	-

Income (loss) of parent company’s common
shareholders	0.67	0.99	(1.07)	(0.03)

Diluted EPS
Before income tax
Income (loss) from continuing operations	0.47	0.71	(1.31)	(0.04)
Discontinued operations	0.05	0.12	0.08	-
Extraordinary loss	(0.02)	-	-	-
Cumulative effect of change in accounting principle	-	(0.01)	-	-

Income (loss) of parent company’s common
shareholders	0.50	0.82	(1.23)	(0.04)

After income tax
Income (loss) from continuing operations	0.63	0.85	(1.15)	(0.03)
Discontinued operations	0.05	0.12	0.08	-
Extraordinary loss	(0.02)	-	-	-
Cumulative effect of change in accounting principle	-	(0.01)	-	-

Income (loss) of parent company’s common
shareholders	0.66	0.96	(1.07)	(0.03)

				(Continued )

	Year Ended December 31

	2003	2004	2005

	NT$	NT$	NT$	US$
EARNINGS PER EQUIVALENT ADS (Note 21)
Basic EPS
Before income tax
Income (loss) from continuing operations	2.39	3.50	(6.55)	(0.20)
Discontinued operations	0.24	0.67	0.41	0.01
Extraordinary loss	(0.09)	-	-	-
Cumulative effect of change in accounting principle	-	(0.03)	-	-

Income (loss) of parent company’s common
shareholders	2.54	4.14	(6.14)	(0.19)

After income tax
Income (loss) from continuing operations	3.18	4.30	(5.77)	(0.17)
Discontinued operations	0.24	0.67	0.40	0.01
Extraordinary loss	(0.09)	-	-	-
Cumulative effect of change in accounting principle	-	(0.03)	-	-

Income (loss) of parent company’s common
shareholders	3.33	4.94	(5.37)	(0.16)

Diluted EPS
Before income tax
Income (loss) from continuing operations	2.37	3.50	(6.55)	(0.20)
Discontinued operations	0.24	0.63	0.41	0.01
Extraordinary loss	(0.09)	-	-	-
Cumulative effect of change in accounting principle	-	(0.03)	-	-

Income (loss) of parent company’s common
shareholders	2.52	4.10	(6.14)	(0.19)

After income tax
Income (loss) from continuing operations	3.15	4.22	(5.77)	(0.17)
Discontinued operations	0.24	0.62	0.40	0.01
Extraordinary loss	(0.09)	-	-	-
Cumulative effect of change in accounting principle	-	(0.03)	-	-

Income (loss) of parent company’s common
shareholders	3.30	4.81	(5.37)	(0.16)

The accompanying notes are an integral part of the financial statements. (with Deloitte & Touche audit report dated February 23, 2006)				(Concluded )

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in Thousands)

			Capital Surplus				Retained Earnings (Accumulated Deficit)

	Capital Stock	Capital Received in Advance	Capital in Excess of Par Value	Treasury Stock	Long-term Investment	Total	Legal Reserve	Unappro- priated Earnings (Accumu- lated Deficit)	Total	Unrealized Loss on Long-term Investments	Cumulative Translation Adjustments	Unrecognized Pension Cost	Other	Treasury Stock	Minority Interest	Total Share- holders’ Equity
New Taiwan Dollars

BALANCE, JANUARY 1, 2003	32,548,000	-	3,171,933	-	3,753,594	6,925,527	1,038,762	134,802	1,173,564	(423,620)	1,847,021	-	-	(2,639,826)	10,078,329	49,508,995
Appropriations of 2002 earnings
Legal reserve	-	-	-	-	-	-	12,903	(12,903)	-	-	-	-	-	-	-	-
Compensation to directors and supervisors	-	-	-	-	-	-	-	(2,280)	(2,280)	-	-	-	-	-	-	(2,280)
Bonus to employees - cash	-	-	-	-	-	-	-	(8,000)	(8,000)	-	-	-	-	-	-	(8,000)
Stock dividends - 0.3%	97,644	-	-	-	-	-	-	(97,644)	(97,644)	-	-	-	-	-	-	-
Capital surplus transfer to common stock - 9.7%	3,157,156	-	(3,157,156)	-	-	(3,157,156)	-	-	-	-	-	-	-	-	-	-
Sales of ASE Inc. shares held by subsidiaries	-	-	-	220,735	-	220,735	-	-	-	354,787	-	-	-	2,629,789	-	3,205,311
Adjustment of equity in subsidiary	-	-	-	-	57,668	57,668	-	-	-	-	-	(16,137)	-	-	-	41,531
Net income in 2003	-	-	-	-	-	-	-	2,742,796	2,742,796	-	-	-	-	-	(52,586)	2,690,210
Change in minority interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	51,832	51,832
Cumulative translation adjustments	-	-	-	-	-	-	-	-	-	-	(287,422)	-	-	-	-	(287,422)

BALANCE, DECEMBER 31, 2003	35,802,800	-	14,777	220,735	3,811,262	4,046,774	1,051,665	2,756,771	3,808,436	(68,833)	1,559,599	(16,137)	-	(10,037)	10,077,575	55,200,177
Appropriations of 2003 earnings
Legal reserve	-	-	-	-	-	-	274,279	(274,279)	-	-	-	-	-	-	-	-
Compensation to directors and supervisors	-	-	-	-	-	-	-	(49,320)	(49,320)	-	-	-	-	-	-	(49,320)
Bonus to employees - cash	-	-	-	-	-	-	-	(18,428)	(18,428)	-	-	-	-	-	-	(18,428)
Bonus to employees - stock	154,272	-	-	-	-	-	-	(154,272)	(154,272)	-	-	-	-	-	-	-
Stock dividends - 5.7%	2,219,774	-	-	-	-	-	-	(2,219,774)	(2,219,774)	-	-	-	-	-	-	-
Capital received in advance from stock option exercised by employees	-	42,759	-	-	-	-	-	-	-	-	-	-	-	-	-	42,759
Reclassification of ASE Inc. shares held by subsidiaries to treasury stock	-	-	-	-	-	-	-	-	-	-	-	-	-	(2,798,399)	-	(2,798,399)
Valuation loss on derivatives financial instruments	-	-	-	-	-	-	-	-	-	-	-	-	(36,607)	-	-	(36,607)
Adjustment of equity in subsidiary	-	-	-	-	15,332	15,332	-	-	-	(1,781)	-	11,427	-	-	-	24,978
Issuance of common stock through merger	2,823,154	-	3,153,342	-	-	3,153,342	-	-	-	-	-	-	-	-	-	5,976,496
Elimination of long-term investment balance on consolidation	-	-	-	-	(242,792)	(242,792)	-	-	-	-	-	-	-	-	-	(242,792)
Net income in 2004	-	-	-	-	-	-	-	4,209,690	4,209,690	-	-	-	-	-	691,608	4,901,298
Change in minority interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(2,364,357)	(2,364,357)
Cumulative translation adjustments	-	-	-	-	-	-	-	-	-	-	(919,220)	-	-	-	-	(919,220)

BALANCE, DECEMBER 31, 2004	41,000,000	42,759	3,168,119	220,735	3,583,802	6,972,656	1,325,944	4,250,388	5,576,332	(70,614)	640,379	(4,710)	(36,607)	(2,808,436)	8,404,826	59,716,585
Appropriations of 2004 earnings
Legal reserve	-	-	-	-	-	-	420,969	(420,969)	-	-	-	-	-	-	-	-
Compensation to directors and supervisors	-	-	-	-	-	-	-	(75,720)	(75,720)	-	-	-	-	-	-	(75,720)
Bonus to employees - cash	-	-	-	-	-	-	-	(9,536)	(9,536)	-	-	-	-	-	-	(9,536)
Bonus to employees - stock	255,675	-	-	-	-	-	-	(255,675)	(255,675)	-	-	-	-	-	-	-
Cash dividends - 1%	-	-	-	-	-	-	-	(411,221)	(411,221)	-	-	-	-	-	-	(411,221)
Stock dividends - 6.99%	2,878,548	-	-	-	-	-	-	(2,878,548)	(2,878,548)	-	-	-	-	-	-	-
Capital surplus transferred to common stock – 2.99%	1,233,663	-	(1,233,663)	-	-	(1,233,663)	-	-	-	-	-	-	-	-	-	-
Adjustment of equity in subsidiary	-	-	-	16,768	1,275	18,043	-	-	-	700	-	(12,711)	-	-	-	6,032
Reversal of valuation loss on derivatives financial instruments	-	-	-	-	-	-	-	-	-	-	-	-	36,607	-	-	36,607
Stock option exercised by employees
Common stock	205,837	(42,759)	159,256	-	-	159,256	-	-	-	-	-	-	-	-	-	322,334
Capital received in advance	-	156,228	-	-	-	-	-	-	-	-	-	-	-	-	-	156,228
Net loss in 2005	-	-	-	-	-	-	-	(4,691,187)	(4,691,187)	-	-	-	-	-	(510,304)	(5,201,491)
Change in minority interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	7,466	7,466
Cumulative translation adjustments	-	-	-	-	-	-	-	-	-	-	432,132	-	-	-	-	432,132

BALANCE, DECEMBER 31, 2005	45,573,723	156,228	2,093,712	237,503	3,585,077	5,916,292	1,746,913	(4,492,468)	(2,745,555)	(69,914)	1,072,511	(17,421)	-	(2,808,436)	7,901,988	54,979,416

(Continued)

			Capital Surplus				Retained Earnings (Accumulated Deficit)

	Capital Stock	Capital Received in Advance	Capital in Excess of Par Value	Treasury Stock	Long-term Investment	Total	Legal Reserve	Unappro- priated Earnings (Accumu- lated Deficit)	Total	Unrealized Loss on Long-term Investments	Cumulative Translation Adjustments	Unrecognized Pension Cost	Other	Treasury Stock	Minority Interest	Total Share- holders’ Equity
U.S. Dollars

BALANCE, JANUARY 1, 2005	1,250,000	1,304	96,590	6,730	109,262	212,582	40,425	129,585	170,010	(2,153)	19,524	(144)	(1,116)	(85,623)	256,245	1,820,629
Appropriations of 2004 earnings
Legal reserve	-	-	-	-	-	-	12,834	(12,834)	-	-	-	-	-	-	-	-
Compensation to directors and supervisors	-	-	-	-	-	-	-	(2,309)	(2,309)	-	-	-	-	-	-	(2,309)
Bonus to employees - cash	-	-	-	-	-	-	-	(290)	(290)	-	-	-	-	-	-	(290)
Bonus to employees - stock	7,795	-	-	-	-	-	-	(7,795)	(7,795)	-	-	-	-	-	-	-
Cash dividends - 1%	-	-	-	-	-	-	-	(12,537)	(12,537)	-	-	-	-	-	-	(12,537)
Stock dividends - 6.99%	87,761	-	-	-	-	-	-	(87,761)	(87,761)	-	-	-	-	-	-	-
Capital surplus transferred to common stock – 2.99%	37,612	-	(37,612)	-	-	(37,612)	-	-	-	-	-	-	-	-	-	-
Adjustment of equity in subsidiary	-	-	-	511	39	550	-	-	-	21	-	(387)	-	-	-	184
Reversal of valuation loss on derivatives financial instruments	-	-	-	-	-	-	-	-	-	-	-	-	1,116	-	-	1,116
Stock option exercised by employees
Common stock	6,275	(1,304)	4,855	-	-	4,855	-	-	-	-	-	-	-	-	-	9,826
Capital received in advance	-	4,763	-	-	-	-	-	-	-	-	-	-	-	-	-	4,763
Net loss in 2005	-	-	-	-	-	-	-	(143,024)	(143,024)	-	-	-	-	-	(15,558)	(158,582)
Change in minority interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	227	227
Cumulative translation adjustments	-	-	-	-	-	-	-	-	-	-	13,175	-	-	-	-	13,175

BALANCE, DECEMBER 31, 2005	1,389,443	4,763	63,833	7,241	109,301	180,375	53,259	(136,965)	(83,706)	(2,132)	32,699	(531)	-	(85,623)	240,914	1,676,202

The accompanying notes are an integral part of the financial statements. (with Deloitte & Touche audit report dated February 23, 2006)														(Concluded		)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

	Year Ended December 31

	2003	2004	2005

	NT$	NT$	NT$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	2,690,210	4,901,298	(5,201,491)	(158,582)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	12,210,910	13,898,098	13,990,219	426,531
Amortization	555,658	888,174	1,042,560	31,785
Equity in earnings (losses) of equity method investees	240,656	394,995	(74,292)	(2,265)
Impairment of goodwill	-	1,950,097	-	-
Other investment loss	-	512,000	-	-
Accrued interest on foreign convertible bonds	358,286	255,172	241,394	7,360
Loss on fire damage	-	-	8,212,780	250,390
Exchange loss (gain) on:
Long-term foreign bonds payable	(110,655)	(425,822)	215,762	6,578
Long-term foreign investment payable	(62,747)	-	-	-
Provision for doubtful accounts and sales allowance	207,018	151,358	115,200	3,512
Gain on sale of investments	(618,857)	(57,140)	(71,676)	(2,185)
Allowance for inventory valuation	240,844	75,842	611,679	18,649
Loss on early redemption of foreign convertible bonds	75,668	-	-	-
Loss from sale of treasury stock	354,787	-	-	-
Gain on disposal of discontinued operations	-	-	(232,737)	(7,095)
Loss on disposal of properties	62,792	83,826	193,038	5,885
Amortization of goodwill	819,253	877,582	528,943	16,126
Valuation loss (gain) on derivative financial instruments	(3,140)	308,138	(80,852)	(2,465)
Deferred income taxes	(1,190,500)	(1,660,695)	(481,310)	(14,674)
Accrued pension cost	479,809	372,580	109,068	3,325
Effect of exchange rate changes	129,658	506,025	(82,951)	(2,529)
Other	176,841	167,732	291,625	8,891
Changes in operating assets and liabilities
Notes receivable	1,071	21,984	5,676	173
Accounts receivable	(4,119,274)	(696,501)	(2,030,245)	(61,898)
Other receivable	(76,165)	(492,059)	(621,283)	(18,942)
Inventories	(1,800,963)	(4,691,419)	87,290	2,661
Prepayments and other current assets	160,329	(469,247)	100,859	3,075
Notes and accounts payable	2,441,818	1,485,391	3,134,747	95,572
Other payable
Income tax payable	45,393	62,727	(249,958)	(7,621)
Accrued expenses and other current liabilities	(51,711)	1,059,138	705,200	21,500
Other liabilities	7,262	7,729	(8,246)	(251)

Net cash provided by operating activities	13,224,251	19,487,003	20,450,999	623,506

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(17,331,987)	(28,521,375)	(15,611,549)	(475,962)
Increase in short-term investments	(371,561)	(126,277)	(1,075,458)	(32,788)
Proceeds from insurance claims	-	-	2,300,000	70,122
Decrease in pledged time deposits	261,317	41,827	63,094	1,923
Payments for long-term investments	(138,019)	(61,713)	(104,738)	(3,193)
Increase in other assets	(1,125,361)	(2,006,620)	(665,972)	(20,304)
Proceeds from sales of:
Property, plant and equipment	250,535	628,508	1,119,132	34,120
Others	105,536	505,546	82,171	2,505
Purchase of ASE Japan Co., Ltd. shares	-	(830,678)	-	-
Purchase of ASE (U.S.) Inc. shares	-	(112,824)	-	-
Purchase of ASE Material Inc. shares	(20,976)	-	-	-
Purchase of ASE Test Limited shares	-	(339,644)	-	-

				(Continued )

	Year Ended December 31

	2003	2004	2005

	NT$	NT$	NT$	US$
Proceeds from disposal of discontinued operations	-	-	566,411	17,269
Increase in land use rights	-	-	(87,912)	(2,680)

Net cash used in investing activities	(18,370,516)	(30,823,250)	(13,414,821)	(408,988)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from (repayments of):
The issuance of foreign convertible bonds	6,684,882	-	-	-
The issuance of domestic secured bonds	-	2,733,112	-	-
Investment payable	(954,411)	(2,309,960)	-	-
Foreign convertible bonds	-	-	(502,748)	(15,328)
Commercial papers and bank acceptances payable	(629,086)	(167,149)	(908,816)	(27,708)
Proceeds from long-term debts	8,204,528	19,246,822	24,514,627	747,397
Repayments of long-term debts	(8,427,497)	(13,251,715)	(27,736,492)	(845,624)
Proceeds from sales of ASE Inc. shares	2,850,524	-	-	-
Proceeds from short-term borrowings	1,161,183	2,695,984	3,638,444	110,928
Proceeds from exercise of stock option by employees	-	-	322,334	9,827
Early redemption of foreign convertible bonds	(4,908,389)	-	-	-
Increase in collection of accounts receivable sold	-	-	887,354	27,053
Increase in minority interest	119,368	242,059	7,466	228
Compensation to directors and supervisors and bonus to employees	(10,280)	(67,748)	(75,720)	(2,308)
Capital received in advance	-	42,759	156,228	4,763
Cash dividends	-	-	(394,453)	(12,026)

Net cash provided by (used in) financing activities	4,090,822	9,164,164	(91,776)	(2,798)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH
EQUIVALENTS	(211,640)	(415,239)	344,283	10,496

NET INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS	(1,267,083)	(2,587,322)	7,288,685	222,216
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	9,829,508	8,562,425	5,975,103	182,168

CASH AND CASH EQUIVALENTS, END OF YEAR	8,562,425	5,975,103	13,263,788	404,384

SUPPLEMENTAL INFORMATION
Interest paid (excluding capitalized interest)	1,120,215	951,281	1,759,546	53,645
Income tax paid	57,633	193,829	612,612	18,677
Cash paid for acquisition of property, plant and equipment
Acquisition of property, plant and equipment	(17,234,324)	(30,588,311)	(12,957,405)	(395,043)
Increase (decrease) in payable	(102,488)	1,961,788	(2,891,017)	(88,141)
Increase (decrease) in obligation under capital leases	4,825	105,148	236,873	7,222

	(17, 331,987)	(28,521,375)	(15,611,549)	(475,962)

Cash received from issuance of foreign convertible bonds
Proceeds	6,818,000	-	-	-
Issuance expense	(119,315)	-	-	-
Increase in payable	(13,803)	-	-	-

Net cash inflow	6,684,882	-	-	-

Cash received from issuance of domestic secured bonds
Proceeds	-	2,750,000	-	-
Issuance expense	-	(16,888)	-	-

Net cash inflow	-	2,733,112	-	-

Cash received from disposal of discontinued operations
Sales price	-	-	625,559	19,072
Increase in receivable	-	-	(59,148)	(1,803)

	-	-	566,411	17,269

				(Continued )

	Year Ended December 31

	2003	2004	2005

	NT$	NT$	NT$	US$
Total assets acquired from acquisition of ASE Japan Co., Ltd.	-	2,162,468	-	-
Less: Liabilities assumed	-	(1,310,428)	-	-

Cash paid	-	852,040	-	-
Less: Cash received at the date of acquisition	-	(21,362)	-	-

Net cash outflow	-	830,678	-	-

Total assets acquired from acquisition of ASE (U.S.) Inc.	-	171,999	-	-
Less: Liabilities assumed	-	(16,240)	-	-

Cash paid	-	155,759	-	-
Less: Cash received at the date of acquisition	-	(42,935)	-	-

Net cash outflow	-	112,824	-	-

NON-CASH FLOWS FROM INVESTING AND FINANCING
ACTIVITIES
Reclassification of the ASE Inc. shares held by consolidated
subsidiaries from long-term investment to treasury stock	-	2,798,399	-	-
Reversal of treasury stock due to sale of ASE Inc.’s shares held by
consolidated subsidiaries	1,405,632	-	-	-

The accompanying notes are an integral part of the financial statements. (with Deloitte & Touche audit report dated February 23, 2006)				(Concluded	)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND
SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2004 AND 2005
(Amounts in Thousands, Except Share Data and Unless Otherwise Stated)

1.	HISTORY AND ORGANIZATION

Advanced Semiconductor Engineering, Inc. (the “Company”), a corporation incorporated under the laws of Republic of China (the “ROC”), is an independent provider of semiconductor packaging and testing services and is engaged in offering a comprehensive range of advanced IC packaging service. The Company’s common shares are traded on the Taiwan Stock Exchange under the symbol “2311”. Since September 2000, the Company’s common shares have been traded on the New York Stock Exchange under the symbol “ASX” in the form of American depositary shares (“ADS”). The Company and its consolidated subsidiaries and affiliates are together referred to as the “ASE Group”.

On August 1, 2004, ASE (Chung Li) Inc. (“ASE Chung Li”) and ASE Material Inc. (“ASE Material”) were merged into the Company.

As of December 31, 2004 and 2005, the Company and its subsidiaries had approximately 35,000 and 29,000 employees, respectively.

Set forth is a brief overview of the Company’s organizational structure and its respective equity stake in its consolidated subsidiaries.

Wholly-owned subsidiaries:

a.	ASE Holding Limited (incorporated in Bermuda in April 1990), which holds shares in ASE Group companies;

b.	ASE Marketing Services Ltd. (incorporated in Hong Kong in February 1991), which engages in trading;

c.	J&R Holding Limited (incorporated in Bermuda in May 1996), which holds shares in ASE Group companies;

d.	ASE Marketing & Service Japan Co., Ltd. (incorporated in Japan in December 2003), which engages in marketing and provides sales services relating to packaging and testing.

e.	Omniquest Industrial Limited (formerly ASE Chung Li’s wholly-owned subsidiary, incorporated in the British Virgin Islands in June 2001, which holds shares in ASE (Shanghai) Inc. On August 1, 2004, when ASE Chung Li was merged into the Company, the Company assumed the investment in Omniquest), which holds shares in ASE Group companies;

f.	Innosource Limited (incorporated in the British Virgin Islands in July 2004, which holds shares in ASE (Kun Shan) Inc. and ASE Modules (Shanghai Inc.), which holds shares in ASE Group companies;

g.	ASE Global, Inc. (incorporated in the ROC in May 2005), which is engaged in the manufacturing and sales of electronic material and related equipment. ASE Global, Inc. is in liquidation; and

h.	Ming-Jei Technologies Inc. (ASE – Compeq Technologies, Inc. originally and incorporated in the ROC in February 2004), which is engaged in the manufacturing and sale of electronic components. ASE – Compeq Technologies, Inc. was renamed Ming-Jei Technologies Inc. in November 2005 and is in liquidation.

As of December 31, 2005, the Company also held:

a.	99.5% equity stake in ASE Technologies, Inc. (incorporated in the ROC in June 1991), which is engaged in the research and development, manufacture and sales of computers and related accessories. ASE Technologies, Inc. is in liquidation, and

b.	90.0% equity stake in ASE Network Inc. (incorporated in the ROC in January 2000), which has a 1.63% equity stake in Taiwan Fixed Network Co., Ltd.

ASE Holding Limited has the following wholly-owned or majority-owned subsidiaries:

a.	ASEP Realty Corporation (incorporated in the Philippines in December 1995), which holds real estate of ASE Holding Electronics (Philippines), and is in liquidation.

b.	ASE Holding Electronics (Philippines) Incorporated (incorporated in the Philippines in December 1995), which manufactures electronic products, components and semiconductors, and is in liquidation; and

c.	70.0% equity stake in ASE Investment (Labuan) Inc. (incorporated in Malaysia in June 1999), which holds shares of ASE Korea Inc. (incorporated in Korea in 1999), which engages in the packaging and testing of semiconductors. In addition, ASE Test Limited has a 30.0% equity stake in ASE Investment (Labuan) Inc.

A portion of the share capital of the Company’s subsidiaries incorporated in Philippines is held by certain Filipino individuals, on behalf of the Company, in order to comply with Philippine legal requirements.

J&R Holding Limited has five subsidiaries:

a.	100.0% equity stake of J&R Industrial Inc. (incorporated in the ROC in April 1999), which is mainly engaged in the leasing of substrate, packaging and testing equipment, to consolidated subsidiaries of the Company;

b.	100.0% equity stake of Grand Innovation Co., Ltd. (incorporated in the British Virgin Islands in March 2001), which holds convertible preferred stock of Integrated Programmable Communication, Inc. that represents a 6.1% equity interest;

c.	100% equity stake of ASE Japan Co., Ltd. (incorporated in Japan in May 2004), which is engaged in the packaging and testing of semiconductors;

d.	100% equity stake of ASE (U.S.) Inc. (incorporated in the USA in December 1983), which is engaged in marketing and provides sales services relating to packaging and testing; and

e.	39.8% equity stake of ASE Test Limited (“ASE Test”) (incorporated in Singapore in May 1996), which holds shares in ASE Group companies.

As of December 31, 2005, ASE Holding Limited held an 11.1% equity stake in ASE Test. Since June 1996, the shares of ASE Test have been traded on the NASDAQ National Market in the United States under the symbol “ASTSF”. In addition, J&R Holding Limited offered partial shares of ASE Test in the form of Taiwan Depositary Receipts traded on the Taiwan Stock Exchange under the symbol “9101”.

ASE Test has four direct subsidiaries:

a.	ASE Test, Inc. (incorporated in the ROC in December 1987 and 99.99%-owned by ASE Test Limited), which is engaged in the testing of semiconductors;

b.	ASE Holdings (Singapore) Pte Ltd (incorporated in Singapore in December 1994), which holds shares in ASE Group companies;

c.	ASE Test Holdings, Limited. (“ASE Test Holdings”) (incorporated in Cayman Islands in April 1999), which mainly holds shares in ASE Group companies; and

d.	ASE Test Finance Limited (“ASE Test Finance”) (incorporation in Mauritius in June 1999), which is engaged in financing activities.

ASE Holding (Singapore) Pte Ltd has a wholly-owned subsidiary, ASE Electronics (M) Sdn. Bhd. (“ASE Test Malaysia”) (incorporated in Malaysia in February 1991), which is engaged in the packaging and testing of semiconductors. ASE Test Malaysia disposed of its camera module operations on October 3, 2005 (Note 27).

ASE Test Holdings has a wholly-owned subsidiary, ISE Labs, Inc. (“ISE Labs”) (incorporated in California, U.S.A. in November 1983). ISE Labs and its wholly-owned subsidiaries, ISE Labs Hong Kong Limited, which was dissolved in 2005, ASE Singapore Pte Ltd., ISE Technology, Inc. and Digital Testing Services Inc., are engaged in the front-end engineering testing and final testing of semiconductors.

2.	SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the Republic of China (“ROC GAAP”). Significant accounting policies are summarized as follows:

Basis of Presentation

The Company prepares its consolidated financial statements in accordance with ROC GAAP with reconciliation to accounting principles generally accepted in the United States of America (“U.S. GAAP”) (Note 30). The accompanying consolidated balance sheets are presented as of December 31, 2004 and 2005, and the accompanying consolidated statements of income, changes in shareholders’ equity and cash flows are presented for the three years ended December 31, 2003, 2004 and 2005.

Unless otherwise stated and except for share and per share information, amounts presented are in thousands of New Taiwan dollars (NT$).

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and all of the aforementioned subsidiaries.

All significant intercompany accounts and transactions have been eliminated and minority shareholders’ interests in the equity and earnings of the subsidiaries are presented separately in the consolidated financial statements.

Use of Estimates

The preparation of consolidated financial statements in conformity with ROC GAAP requires management to make estimates and judgments that affect the recorded amounts of assets, liabilities, revenues and expenses of the Company. The Company continually evaluates these estimates, including those related to allowances for doubtful accounts and sales allowances, inventories, fire loss, useful lives of property, plant and equipment, long-term investment, goodwill, income tax valuation allowances, accrued pension costs and the fair value of financial instruments. The Company bases its estimates on historical experience and other assumptions, which it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

Current and Non-current Assets and Liabilities

Current assets include cash or cash equivalents and other assets that are reasonably expected to be realized in cash, or to be consumed within one year from the balance sheet date. Liabilities to be settled within one year from the balance sheet date are classified as current liabilities. All other assets and liabilities are classified as noncurrent.

Cash and Cash Equivalents

The Company considers all highly liquid investments which mature within three months or less from the date of purchase of to be cash equivalents.

Short-term Investments

Short-term investments are recorded at historical cost and are carried at the lower of cost or market value as of the balance sheet date. An allowance or decline in value is provided and is charged to current income when the aggregate carrying amount of the investments exceeds the aggregate market value. A reversal of the allowance is recorded for a subsequent recovery of the aggregate market value.

Accounts Receivable Securitization

Accounts receivable securitization is the transfer of a designated pool of accounts receivable to a special purpose entity, such as a bank, in the form of issuing beneficial securities or asset-backed securities based on the accounts receivable. Under ROC SFAS No. 33 “Accounting for Transfers of Financial Assets and Extinguishments of Liabilities”, such transfer of financial assets in which the transferor surrenders control over those assets is accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. The difference between the book value of accounts receivable and total proceeds received is recorded as a gain or loss on the disposal of financial assets.

Allowance for Doubtful Accounts

Allowance for doubtful accounts is provided based on an analysis of the aging of accounts and an evaluation of the collectibility of receivables. The Company determines the amount of allowance for doubtful receivables by examining the aging analysis of the outstanding accounts receivable and current trends in the credit quality of its customers.

Inventories

Inventories are stated at the lower of cost or market value. Raw materials and supplies are recorded at moving average cost; other are recorded at standard cost and adjusted to the approximate weighted-average cost at the balance sheet date. Market value represents net realizable value for finished goods and work in process, and replacement costs for raw materials, supplies and spare parts. Materials received from customers for processing, mainly semiconductor wafers, are excluded from inventories as title and risk of loss remains with the customers. Estimated losses on scrap and slow-moving items are recognized and included in the allowance for losses.

Long-term Investments

Long-term investments of which the Company owns at least 20% of the outstanding voting shares and where the Company exercises significant influence over the investee company’s operations are accounted for by the equity method. Under the equity method, the investments are initially carried at cost and subsequently adjusted for the Company’s proportionate share in the net earnings or losses of the investee companies. Such proportionate share in the earnings or losses is recognized as investment income or losses while any cash dividends received are reflected as a reduction in the carrying value of the investments. If an investor’s share of the investee’s losses exceeds the carrying amount of the investment, it is appropriate for the investor to continue to recognize investment loss by the investor’s proportionate share and record a corresponding liability if the Company has an obligation to provide further financial support or if the investee’s losses are considered temporary and a return to profitable operations appears to be assured. The goodwill representing the excess of the investment cost over the Company’s proportionate equity in the fair value of the net assets of the investees at the time of investment or at the time the equity method of accounting is first applied to a particular investment, is amortized on the straight-line method over ten years. Changes in the Company’s ownership percentage of investees under the equity method are accounted for as adjustments to long-term investments and a corresponding adjustment to the capital surplus account. Unrealized profits or losses arising from transactions with equity investees or between equity investees are offset against investment income or loss from long-term investments, based on percentage of ownership.

Other long-term investments in shares of stock are carried at lower of cost or market value. Allowances for decline in market value and unrealized loss on long-term investments in shares of stock (a deduction account in shareholders’ equity) are made when the market value of an investment is lower than its carrying value. If a decline in value of the stock investment is determined to be other than temporary, such decline in value is charged against current income. Stock dividends are accounted for only as increases in the number of shares held. Cash dividends are recognized as income on the declaration date. Upon the sale of an investment, the cost of investment sold is calculated under the weighted average method.

Property, plant and equipment

Property, plant and equipment, except for leased equipment, are stated at cost less accumulated depreciation. Equipment held under capital leases is recorded as an asset and an obligation at an amount equal to the lower of: (i) the present value at the beginning of the lease term of the minimum lease payments during the lease term (including the payment called for under any bargain purchase option); or (ii) fair value of the leased equipment at the inception of the lease. Machinery in transit, construction in progress and prepayments are stated at cost. These include the cost of machinery, construction, down payments and other direct costs plus interest charges attributable to the borrowings used to finance the acquisitions of these assets. Major overhaul and improvements are capitalized, while maintenance and repairs are expensed in the period incurred.

Depreciation is computed using the straight-line method over estimated service lives, which range as follows: buildings and improvements, 3 to 55 years; machinery and equipment, 2 to 8 years; furniture and fixtures, 2 to 15 years; transportation equipment, 1 to 10 years; and leased assets and leasehold improvements, 1 to 5 years. In the event that an asset depreciated to its residual value is still in service, its residual value is depreciated over its reestimated service life.

The Company reviews properties for impairment and determines whether an event or change in facts and circumstances indicates that their carrying amount may not be recoverable. Recoverable amount is measured as the higher of net selling price and value in use. Upon recording of the impairment loss, the adjusted carrying amount of the assets becomes its new cost basis, which is depreciated or amortized over the remaining useful life of the assets. Impairment losses on properties are recorded as a non-operating expense.

When properties are retired or disposed of, their costs and accumulated depreciation are removed from the accounts and any gain or loss is credited or charged to income.

Deferred Charges

Deferred charges consist of certain intangibles and other assets, including tools, license fees, telecommunications and computer network systems and bond issuance costs. The amounts are amortized as follows: tools, 2 years; license fees, 2 years; telecommunications and computer network systems, 5 years; bond issuance costs, 4 years; and others, 2 to 5 years.

Land Use Rights

Land use rights are amortized over the contract terms of 50 to 60 years.

Goodwill

Goodwill arising from acquisitions or investments in consolidated subsidiaries has been amortized on the straight-line method over 10 years.

The Company regularly evaluates the carrying amount of goodwill according to its recoverable amount. If the carrying amount of goodwill is determined to exceed its recoverable amount, an impairment loss is recognized at an amount equal to that excess. Reversal of a previously recognized goodwill impairment loss is prohibited.

Asset Impairment

The Company evaluates the recoverable amount of the assets (primarily property, plant and equipment and long-term investments) as of the balance sheet date. If an asset’s recoverable amount is lower than its carrying amount, the carrying amount of the asset should be reduced to its recoverable amount by recording a charge to the accumulated impairment loss account of the asset and such reduction should be recognized as impairment loss in current period income. When the recoverable amount subsequently increases, then the impairment loss previously recognized would be reversed and recorded as a gain. However, the carrying amount of an asset (other than goodwill) after the reversal of impairment loss should not exceed the carrying amount of the asset that would have been determined net of depreciation as if no impairment loss had been recognized.

Pension Cost

For employees under defined benefit pension plan, pension cost is recorded based on actuarial calculations (Note 17). Provisions for pension costs are accrued based on actuarially determined amounts, which include service costs, interest, amortization of unrecognized net obligation and expected return on pension assets.

For employees under defined contribution pension plan, pension costs are recorded on the actual contribution made to employee’s personal pension accounts.

Convertible Bonds

Conversion of convertible bonds into common shares is accounted for by the book value method. Under this method, unamortized bond issuance costs and accrued interest which is no longer payable, together with the carrying amount of converted bonds are written off, and the common shares issued are recorded at their par value, and any excess is recorded as capital surplus.

Employee Stock Options

All stock-based compensation for awards granted or modified after January 1, 2004 is accounted for by the related Interpretations of the Accounting Research and Development Foundation (ARDF) in ROC. The compensation cost is measured based on the intrinsic value method, for which the compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of the grant over the amount an employee must pay to acquire the stock. The intrinsic value of the shares is recognized as expense over the requisite service or vesting period.

Treasury Stock

The Company’s shares held by its subsidiaries are accounted for as treasury stock and, accordingly, the cost of such shares are reclassified from long-term investments to treasury stock upon consolidation.

Revenue Recognition

Revenues from semiconductor packaging services are recognized upon shipment. Revenues from semiconductor testing services that the Company provides are recognized upon completion of the services or shipment. The Company does not take ownership of: (i) bare semiconductor wafers received from customers that the Company packages into finished semiconductors and (ii) packaged semiconductors received from customers that the Company tests as to whether they meet certain performance specifications. The title and risk of loss remains with the customer for those bare semiconductors and/or packaged semiconductors. Accordingly, the cost of customer-supplied semiconductor materials is not included in the accompanying consolidated financial statements. Other criteria that the Company uses to determine when to recognize revenue are: (i) existence of persuasive evidence of the services provided, (ii) the selling price is fixed or determinable and (iii) collectibility is reasonably assured. The Company does not provide warranties to its customers, with the exception of defects in the packaging services provided or deficiencies in the testing services provided. An appropriate sales allowance, based on historical experience, is recognized in the same period the sale is recognized.

Shipping and Handling Costs

Shipping and handling costs for goods sold are recorded as selling expense and the amounts in 2003, 2004 and 2005 were NT$130,290 thousand, NT$170,771 thousand and NT$156,043 thousand (US$4,757 thousand), respectively.

Research and Development Costs

Research and development costs are charged to expenses as incurred.

Income Taxes

The Company uses an inter-period tax allocation method for income tax. Tax effects of deductible temporary differences, unused tax credits and operating loss carryforwards are recognized as deferred income tax assets, while taxable temporary differences are recognized as deferred income tax liabilities. A valuation allowance is provided to the extent that it is more likely than not that deferred income tax assets will not be realized.

Tax credits of the Company from investments in machinery and equipment, research and development and employees’ training costs are recognized in the year in which they are acquired and expended.

Adjustments of prior years’ income tax are added to or deducted from the current year’s tax provision.

Income taxes on undistributed earnings (10%) of the Company and the Company’s Taiwan based subsidiaries are recorded as expense in the year of shareholders’ approval.

Foreign Currency Transactions and Translation of Foreign-currency Financial Statements

The functional and reporting currency of the Company is N.T. dollars, while the functional currencies of its major subsidiaries are their local currencies, namely, U.S. dollars,Japanese Yen, Korea Won,China Yuan Renminbi and Malaysia Ringgits, respectively. Foreign currency transactions, other than foreign currency forward exchange contracts, are recorded in the local currencies at the rates of exchange in effect when the transactions occur. Gains or losses resulting from the application of different foreign exchange rates when foreign-currency assets and liabilities denominated in foreign-currency are settled are credited or charged to income in the year of settlement. At year end , assets and liabilities denominated in foreign-currencies are revalued at the prevailing exchange rates and the resulting gains or losses are recognized in current period income.

The financial statements of the foreign subsidiaries are translated into N.T. dollars at the following rates: assets and liabilities, current rate; shareholders’ equity, historical rates; and income and expenses, average rate during the year. The net resulting translation adjustment is reported as a separate component of shareholders’ equity.

Derivative Financial Instruments

a.	Forward exchange contracts

Forward exchange contracts, which the Company enters into as an economic hedge of foreign-currency denominated assets or liabilities, are initially recorded in N.T. dollars at the spot rates on the date of each forward contract. The differences between the spot rates and the forward rates are amortized over the contract periods and recognized as gains or losses. On the balance sheet date, the balances of the forward exchange receivables or payables are restated based on the prevailing exchange rates and the resulting adjustments are credited or charged to income. Any resulting gain or loss upon settlement is credited or charged to income in the year of settlement.

For outstanding forward contracts as of the balance sheet date, the related receivables and payables are netted with the resulting amount presented as either a current asset or liability.

b.	Option contracts

Written option contracts to purchase foreign currencies entered into for hedging purpose are not recorded as assets or liabilities on the contract dates. Gains or losses upon settlement are credited or charged to income. At year end, the outstanding written option contracts are marked to market with changes to current income.

Exchange gains or losses from option contracts for the purpose of hedging an identifiable foreign currency commitment should be deferred as part of the basis of the foreign currency commitment.

Exchange gains or losses from option contracts which are used to hedge currency exposures in cash flow should be recorded as an adjustment to stockholders’ equity.

Written option contracts which are used to hedge a foreign net investment, and the exchange gains or losses should be accounted for as a translation adjustment to stockholders’ equity. This amount should be recorded as gains or losses when the foreign investment is liquidated, settled or sold.

Written option contracts to purchase foreign currencies not entered into for hedging purposes are recorded as assets or liabilities on the contract dates. At year end, the outstanding written option contracts are adjusted to fair value with charges to current income.

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

The Company enters into cross-currency swap contracts in order to manage its exposure to exchange rate fluctuations on foreign-currency denominated assets and liabilities. The principal amount is recorded at spot rates on the contract date. The difference in interest between the contract starting date rate and the rate on each settlement date or the balance sheet date is recorded as an adjustment to the interest income or expense associated with the hedged items.

At the end of each year, the receivables or payables arising from outstanding cross-currency swap contracts are restated at prevailing spot rates and the difference is charged to income or loss. In addition, the receivables and payables under the contracts are presented on a net basis as either an asset or a liability.

Recent Accounting Pronouncements

In December 2003, the ROC Accounting Research and Development Foundation (ARDF) issued ROC SFAS No. 34 “Accounting for Financial Instruments”, and in September 2005, ARDF issued a revision on SFAS No. 34, which is required to be applied by the Company on January 1, 2006. SFAS No. 34 will require the Company to classify all financial instruments as either trading, available-for-sale, held-to-maturity or cost basis. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses recognized in earnings. Debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders’ equity. Equity securities without available market quotes are classified as cost-basis securities and reported at cost less any impairment loss. Additionally, SFAS No. 34 will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that do not qualify as hedging instruments under SFAS No. 34 must be adjusted to fair value through earnings. If derivatives qualify as hedging instruments, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the changes in fair value of the hedged assets, liabilities or firm commitments through earnings, or recognized in other comprehensive income until the hedged items affect earnings. The change in a derivative's fair value related to the ineffective portion of a hedge, if any, will be immediately recognized in earnings. The Company estimated that this cumulative effect of accounting change will result in a decrease of the 2006 net income by approximately NT$343,000 thousand, net of tax.

In June 2005, ARDF issued SFAS No. 36 “Financial Instruments: Disclosure and Presentation”, which is also required to be applied by the Company on January 1, 2006. SFAS No. 36 will require the Company for the presentation of financial instruments and identifies the information that should be disclosed about them. The presentation requirements apply to the classification of financial instruments, from the perspective of the issuer, into financial assets, financial liabilities and equity instruments; the classification of related interest, dividends, losses and gains; and the circumstances in which financial assets and financial liabilities should be offset. The Standard requires disclosure of information about factors that affect the amount, timing and certainty of an entity’s future cash flows relating to financial instruments and the accounting policies applied to those instruments. This Standard also requires disclosure of information about the nature and extent of an entity’s use of financial instruments, the business purposes they serve, the risks associated with them, and management’s policies for controlling those risks. The principles in this Standard complement the principles for recognizing and measuring financial assets and financial liabilities in SFAS No. 34 “Accounting for Financial Instruments”.

In December 2005, ARDF issued revisions on SFAS No. 25 “Business Combination – Accounting Treatment under Purchase Method”, which provide certain changes to existing accounting treatment for goodwill acquired in business combinations. Under the revised Standard, goodwill acquired in business combinations is no longer amortized over its estimated useful life beginning January 1, 2006. Instead, it should be evaluated for impairment in accordance to SFAS No. 35 “Accounting for Asset Impairment”. Amortized cost should be the new basis for goodwill acquired prior to January 1, 2006 for the purpose of impairment analysis. This revised Standard is effective on January 1, 2006 and no early adoption is permitted. The Company is currently evaluating the effect of adopting the Standard but expects the implementation will not have a material effect on the Company's financial position or overall trends in results of operations.

U.S. Dollar Amounts

The Company prepares its consolidated financial statements in N.T. dollars. A translation of the 2005 financial statements into U.S. dollars is included solely for the convenience of the reader, and has been based on the U.S. Federal Reserve Bank of New York noon buying rate of NT$32.80 to US$1.00 in effect at December 31, 2005. The translations should not be construed as representations that the N.T. dollars amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

Reclassifications

Certain accounts in the consolidated financial statements as of December 31, 2004 and for the years ended December 31, 2003 and 2004 have been reclassified to conform to the consolidated financial statements as of and for the year ended December 31, 2005.

3.	CHANGE IN ACCOUNTING PRINCIPLE

The Company introduced Enterprise Resource Planning (ERP) as part of its strategy to enhance operations to enhance its competitiveness as well as strengthen internal management and integrate resources. Thus, at the beginning of 2004, the Company decided to change its method for pricing raw materials and supplies from the weighted-average method to the moving-average method. The cumulative effect of this accounting change resulted in decrease of NT$26,844 thousand and NT$0.01 in net income and earnings per share, respectively, for the year ended December 31, 2004. The pro forma effects of this change in accounting principle on the 2003 net income were immaterial.

On December 31, 2004, the Company adopted ROC SFAS No. 35 “Accounting for Asset Impairment”. The adoption of ROC SFAS No. 35 resulted in the decrease in the balance of long-term investments and goodwill by NT$512,000 thousand and NT$1,950,097 thousand, respectively.

4.	CASH AND CASH EQUIVALENTS
	December 31

	2004	2005

	NT$	NT$	US$

Cash on hand	7,553	4,031	123
Checking accounts and current deposits	5,295,088	10,842,407	330,561
Time deposits	471,461	2,137,033	65,153
Cash equivalents	201,001	280,317	8,547

	5,975,103	13,263,788	404,384

5.	SHORT-TERM INVESTMENTS
		December 31

		2004	2005

		NT$	NT$	US$

	Mutual funds	3,196,210	4,328,969	131,980
	Stocks	5,660	24,307	741
	Convertible bonds	-	53	2

		3,201,870	4,353,329	132,723
	Allowance for loss	(7,687)	(406)	(12)

		3,194,183	4,352,923	132,711

6.	ACCOUNTS RECEIVABLE
		December 31

		2004	2005

		NT$	NT$	US$
	Accounts receivable	14,084,153	16,010,070	488,112
	Allowance for doubtful accounts	(428,776)	(382,608)	(11,665)
	Allowance for sales allowances	(68,742)	(125,782)	(3,835)

		13,586,635	15,501,680	472,612

The change in allowance for doubtful accounts and sales allowances are as follows:

	Doubtful Accounts	Sales Allowances

	NT$	NT$
Balance at January 1, 2003	300,713	43,049
Additions	95,853	111,165
Write-offs	(59,255)	(109,107)

Balance at December 31, 2003	337,311	45,107
Additions	98,597	52,761
Write-offs	(7,132)	(29,126)

Balance at December 31, 2004	428,776	68,742
Additions	35,712	79,488
Write-offs	(81,880)	(22,448)

Balance at December 31, 2005	382,608	125,782

	US$	US$

Balance at January 1, 2005	13,072	2,096
Additions	1,089	2,423
Write-offs	(2,496)	(684)

Balance at December 31, 2005	11,665	3,835

In November 2005, the Company and ASE Test Inc. entered into a three-year revolving accounts receivable securitization with a bank for US$100 million.

Under the agreement, the Company and ASE Test Inc. transferred a pool of accounts receivable to the bank, who issued securities backed by these accounts receivable transferred in. Proceeds received from the bank were the net carrying value of the pool of accounts receivable, less a deferred purchase price receivable at 20% of accounts receivable sold, guarantee deposit, program fee and other related expenses.

After the transfer of the accounts receivable, the Company continues to service, administer, and collect these accounts receivable on behalf of the bank. The Company collects on the initial receivables and transfers certain new accounts receivable having similar value to replace the collected receivables. Collected receivables not yet replaced by new accounts receivable due to timing difference are recorded as other current liability on the balance sheet, which amounted to NT$887,354 thousand (US$27,053 thousand) on December 31, 2005. Total accounts receivable sold in 2005 was NT$3,915,034 thousand (US$119,361 thousand).

The Company lost control of these accounts receivable at the time of transfer to the bank, and therefore the transaction was accounted for as a sale of accounts receivable, for which the book value of the accounts receivable was derecognized and difference between the book value and proceeds received was recorded as non-operating gain or loss.

In 2004, the Company had a one-time sale of NT$2,082,278 thousand of accounts receivable to a bank. As of December 31, 2005, all accounts receivable sold in 2004 had been collected.

7.	INVENTORIES

		December 31

		2004	2005

		NT$	NT$	US$

	Raw materials	6,478,395	5,438,301	165,802
	Supplies and spare parts	841,635	837,106	25,522
	Work in process	1,357,634	1,227,920	37,436
	Finished goods	602,417	657,675	20,051
	Supplies in transit	362,579	87,066	2,654

		9,642,660	8,248,068	251,465
	Allowance for obsolescence	(205,403)	(490,991)	(14,969)

		9,437,257	7,757,077	236,496

The movement of allowance for obsolescence is as follows:

NT$

Balance at January 1, 2003	212,757
Additions	240,844
Write-offs	(140,042)

Balance at December 31, 2003	313,559
Additions	75,842
Write-offs	(183,998)

Balance at December 31, 2004	205,403
Additions	678,590
Write-offs	(393,002)

Balance at December 31, 2005	490,991

US$

Balance at January 1, 2005	6,262
Additions	20,689
Write-offs	(11,982)

Balance at December 31, 2005	14,969

8.	LONG-TERM INVESTMENTS AND DEFERRED CREDITS
		December 31

		2004			2005

		NT$	% of Direct Owner- ship	NT$	US$	% of Direct Owner- ship
	Equity method

	Common stock
	Universal Scientific Industrial Co., Ltd. (Note 10)	2,741,808	23.3	2,762,233	84,214	23.7
	Hung Ching Development & Construction Co.	708,992	26.4	680,920	20,760	26.4
	Hung Ching Kwan Co.	345,280	27.3	347,319	10,589	27.3
	Inprocomm, Inc.	-	32.1	2,224	68	32.1
	Preferred stock
	Intergrated Programmable Communication, Inc.	38,358	26.5	1,824	56	26.5

		3,834,438		3,794,520	115,687
	Unrealized gain on sale of land	(300,149)		(300,149)	(9,151)

		3,534,289		3,494,371	106,536

	Cost method

	Taiwan Fixed Network Co., Ltd.	1,050,000	1.6	1,050,000	32,012	1.6
	Global Strategic Investment, Inc.	63,834	2.5	65,720	2,004	2.5
	Crimson velocity Fund, L.P.	43,302	-	61,140	1,864	-
	H&HH Venture Investment Corporation	50,000	13.2	50,000	1,524	13.2
	UC Fund II	31,917	-	32,860	1,002	-
	ID Solutions, Inc.	-	-	8,083	246	6.0
	InveStar Burgeon Venture Capital, Inc.	36,886	13.0	4,508	138	13.0
	Digital Communications International Inc.	47,135	15.0	-	-	17.8

		1,323,074		1,272,311	38,790

	Prepayment

	Shanghai Ding Hui Real Estate Development Co., Ltd.	-	-	73,292	2,235	90.0
	ID Solutions, Inc.	-	-	8,083	246	6.0

		-		81,375	2,481

	Other long-term investment - Asset Backed Securities	50,000		50,000	1,524

		4,907,363		4,898,057	149,331

	Deferred credits of long-term investments - included in other liabilities
	Inprocomm, Inc.	30,147	32.1	-	-	-

From February 1999 to April 2000, the Company acquired shares of Universal Scientific Industrial Co., Ltd. (“USI”) from the open market on the Taiwan Stock Exchange. As of December 31, 2005, the Company had an accumulated total investment cost of NT$3,838,368 thousand (US$117,023 thousand). USI is engaged in the manufacturing, processing and sale of computer peripherals, integrated circuits, electrical parts, personal computers and related accessories. USI declared stock and cash dividends in 2005 for NT$0.40 and NT$0.40 per share, respectively. As of December 31, 2005, the market value of the shares held in USI totaled NT$1,947,970 thousand (US$59,389 thousand). The difference between the cost of investment and the Company’s share in the net equity of USI is attributable to goodwill.

For the year ended December 31, 2004, the Company recorded an impairment loss of NT$512,000 thousand on its investment in USI, based on the difference between the calculated recoverable amount and the book value of the investment.

From March 1995 to February 1999, the Company acquired shares of Hung Ching Development & Construction Co. (“HCDC”) from the Taiwan Stock Exchange. As of December 31, 2005, the Company had an accumulated total investment cost of NT$2,845,913 thousand (US$86,766 thousand). HCDC is engaged in the development and management of commercial, residential and industrial real estate properties in Taiwan. As of December 31, 2005, the market value of the shares held in HCDC totaled NT$221,674 thousand (US$6,758 thousand).

The Company acquired its 27.3% equity interest in Hung Ching Kwan Co. (“HCKC”) in 1992 by transferring to HCKC a parcel of land as an investment in HCKC at an agreed value of NT$390,470 thousand. The resulting gain of NT$300,149 thousand, which represents the excess of such value over the cost of the land plus land value increment tax, has been deferred until the disposal of this investment. As of December 31, 2005, the Company had a 44.1% effective interest in HCKC, which consisted of a 27.3% interest directly owned by the Company, and a 16.8% interest indirectly owned through HCDC (based on HCDC’s 63.5% interest in HCKC).

In May 2003, the Company invested NT$52,000 thousand in Inprocomm, Inc. (“Inprocomm”) and acquired 32.1% of Inprocomm’s equity interest. In addition, USI holds a 17% equity interest in Inprocomm. Inprocomm is engaged in the design of semiconductors for wireless communication applications and is in liquidation.

In December 2000, the Company invested in convertible preferred stock issued by Intergrated Programmable Communication, Inc. (“IPC”). As of December 31, 2005, the Company and its subsidiary, Grand Innovation Co., Ltd., have made total investments of US$4.2 million and own a 26.5% stake in IPC. In addition, USI holds a 16% equity interest in IPC. IPC is engaged in the design of semiconductors for wireless communication applications and is in liquidation.

The Company recorded equity in losses of equity method investees of NT$240,656 thousand and NT$394,995 thousand in 2003 and 2004, respectively, and equity in earnings of equity method investees of NT$74,292 thousand (US$2,265 thousand) in 2005, from its investments in the aforementioned equity-method investees.

In 2004 and 2005, the cumulative translation adjustments for investment in foreign companies decreased NT$919,220 thousand and increased NT$432,132 thousand (US$13,175 thousand), respectively.

9.	PROPERTY, PLANT AND EQUIPMENT

Accumulated depreciation consists of:
	December 31

	2004	2005

	NT$	NT$	US$
Buildings and improvements	5,094,684	5,437,826	165,787
Machinery and equipment	51,913,680	55,377,617	1,688,342
Transportation equipment	71,911	74,338	2,266
Furniture and fixtures	1,503,129	1,686,730	51,425
Leased assets and leasehold improvements	532,970	139,576	4,255

	59,116,374	62,716,087	1,912,075

	Interest capitalized and included as cost of properties amounted to NT$149,051 thousand, NT$298,062 thousand and NT$258,960 thousand (US$7,895 thousand) for the years ended December 31, 2003, 2004 and 2005, respectively.

10.	GOODWILL

	Goodwill arose from purchases of the following:
		December 31

		2004	2005

		NT$	NT$	US$
	ASE Chung Li shares	1,068,681	957,166	29,182
	ASE Material shares	473,022	423,664	12,916
	ASE Test shares	725,015	575,117	17,534
	ISE Labs shares	817,443	678,398	20,683
	ASE Korea shares	209,249	169,106	5,156
	ASE Japan shares	25,732	23,679	722
	ASE (U.S.) shares	17,234	15,892	484

		3,336,376	2,843,022	86,677

Amortization of goodwill is reflected in general and administrative expenses in the consolidated statement of income and was NT$819,253 thousand, NT$877,582 thousand and NT$528,943 thousand (US$16,126 thousand) for the years ended December 31, 2003, 2004 and 2005, respectively. The Company adopted ROC SFAS No. 35 “Accounting for Asset Impairment” on December 31, 2004, and recognized an impairment loss on goodwill of NT$1,950,097 thousand, which was determined based on the amount by which the carrying amount of the cash-generating unit exceeded its recoverable amount. In testing a cash-generating unit for impairment, the Company identified the goodwill related to ASE Test and ISE Labs. The recoverable amount was determined by the Company based on the “value-in-use” of ASE Test and ISE Labs, which was determined based on estimated cash flows, discounted at rate of 9.58% .

The Company attributes the impairment of goodwill associated with the acquisition of ISE Labs primarily to a downward revision in the forecasted revenue of ISE Labs. The reduction in forecasted revenues was made in response to internal company estimates and industry trend data that suggested the outlook for the semiconductor industry, and ISE Labs in particular, was less favorable than in prior years, including the year in which the Company acquired its interest in ISE Labs. With respect to the goodwill associated with the acquisition of ASE Test, the Company attributes the impairment to the increase in the competition in the semiconductor industry since 1998, which resulted in lower margins in the Company’s packaging and testing businesses. In addition, the Company acquired shares of ASE Test at the time when the semiconductor industry was performing extremely well, and since then the market’s expectation of future growth in the sector has decreased significantly in response to a worldwide downturn, resulting in lower valuation of technology companies in 2004 than in 1998. The Company performed its annual goodwill impairment test on December 31, 2005 and found no impairment.

11.	SHORT-TERM BORROWINGS
	December 31

	2004			2005

	Interest Rate (%)	NT$	Interest Rate (%)	NT$	US$

Revolving	1.50-7.00	3,128,663	1.47-6.50	5,084,937	155,029
Letters of credit	0.60-3.41	604,770		-	-

		3,733,433		5,084,937	155,029

12.	COMMERCIAL PAPER – As of December 31, 2004

Guarantee/Acceptance Agency	Period	Interest Rate (%)	Amount

Fubon Bills Finance Co.	2004.11.05-2005.01.06	1.500	50,000
China Bills Finance Corporation	2004.11.10-2005.03.10	1.370	100,000
Dah Chung Bills Finance Corp.	2004.12.17-2005.02.15	1.480	100,000
E. SUN Bills Finance Corp.	2004.11.17-2005.02.16	1.498	100,000
International Bills Finance Corporation	2004.11.10-2005.03.10	1.350	100,000
Taiwan Finance Corporation	2004.11.10-2005.01.27	1.370	100,000
Taching Bill Finance Ltd	2004.10.19-2005.01.13	1.520	180,000
China Trust Bills Finance Corporation	2004.09.15-2005.01.13	1.238	180,000

			910,000
Less - unamortized discounts			1,184

			908,816

13.	LONG-TERM BONDS PAYABLE
		December 31

		2004	2005

		NT$	NT$	US$
	Foreign convertible bonds	6,383,400	6,079,100	185,338
	Accrued interest	307,182	532,802	16,245

		6,690,582	6,611,902	201,583
	Domestic secured bonds	2,750,000	2,750,000	83,841

		9,440,582	9,361,902	285,424

	Information on the long-term bonds payable is as follows:

a.	Foreign convertible bonds

In September 2003, the Company issued US$200,000 thousand of unsecured zero coupon convertible bonds due September 2008, consisting of 200,000 units with face values of US$1,000 each. The bonds have an implied interest rate of 3.75%. In April 2005, the Company redeemed US$15,000 thousand of the bonds, resulting in an other loss of NT$7,012 thousand (US$214 thousand)and an exchange gain of NT$34,614 thousand (US$1,055 thousand). Outstanding balance on the convertible bonds was US$200,000 thousand and US$185,000 thousand as of December 31, 2004 and 2005.

From 31 days after the date of issuance through 10 days before the due date, the bondholders have the right to convert the bonds into the Company’s common shares or ADS at the specified conversion price. The conversion price is based on the current market price at the time of sale.

The Company may redeem the bonds at the early redemption price if:

	1)	On or at any time after September 2007, the closing price of the common shares for a period of 20 consecutive trading days is higher than 130% of the conversion price (NT$31.98 per share on December 31, 2005) in effect on each such trading day;

	2)	At least 90% of the bonds have already been converted, redeemed, or purchased and cancelled; or

	3)	If the applicable tax law is unfavorably changed, the Company may redeem at any time all, but not some, of the bonds.

b.	Domestic secured bonds

In January 2004, the Company issued NT$2.75 billion in domestic secured bonds, due in January 2009. The bonds consisted of 275 units with par value of NT$10 million each and are repayable in January 2008 and 2009 in two equal payments. The interest, payable semiannually, was 3.60% in 2004 and 0.27%-3.60% in 2005. The bank has guaranteed the bonds and has the right to redeem the bonds early in the event the Company violates certain provisions of the bond agreement.

c.	Foreign convertible notes - issued by ASE Test Finance

In June 1999, ASE Test, in connection with the acquisitions of ISE Labs and Motorola’s Semiconductor Products Sector Business in Taiwan and Korea, issued US$160.0 million of 1% guaranteed convertible bonds due July 1, 2004 through its subsidiary, ASE Test Finance. On August 19, 2003, ASE Test Finance redeemed and cancelled the total outstanding convertible notes with payments of NT$4,908,389 thousand, which resulted in an extraordinary loss of NT$75,668 thousand.

Under ROC GAAP, the loss of NT$75,668 thousand was as a result of the early redemption and cancellation of the convertible notes and was recorded as an extraordinary loss. Under U.S. GAAP, the loss would not qualify as extraordinary and was included in other expenses.

14.	LONG-TERM BANK LOANS	December 31

		2004	2005
	Long-term bank loans consist of the following:
		NT$	NT$	US$
	Revolving bank loans	20,496,874	22,879,566	697,548
	Mortgage bank loans for purchase of building and
	machinery	7,523,641	5,371,568	163,767
	Acceptances payable	3,882,903	3,937,923	120,058
	Letters of credit loans for purchase of materials and
	machinery	2,212,251	-	-
	Loans for special purpose	4,787,550	6,341,980	193,353

		38,903,219	38,531,037	1,174,726
	Current portion	(2,011,673)	(5,232,529)	(159,528)

		36,891,546	33,298,508	1,015,198

a.	Revolving bank loans

		December 31

		2004	2005

		NT$	NT$	US$
	Syndicated bank loan - effective interest rate was
	2.14%-2.30% in 2004 and 2.68%-4.87% in 2005
	ASE	12,398,077	15,250,000	464,939
	ASE Shanghai	-	2,595,940	79,145

	(Continued)

	December 31

	2004	2005

	NT$	NT$	US$
Revolving credit lines due April 2006 to December 2009
- effective interest rate was 1.60%-3.35% in 2004 and 1.98%-5.29% in 2005
ASE	3,669,005	2,728,600	83,189
Others	4,429,792	2,305,026	70,275

	20,496,874	22,879,566	697,548

The syndicated bank loans consist of three separate loans, the first loan totaled NT$5.95 billion outstanding with credit line of NT$7.0 billion as of December 31, 2005 (including NT$4.25 billion revolving bank loan and NT$1.7 billion acceptances payable) and is repayable in seven semi-annual installments from September 2005 to September 2008. The second syndicated bank loan totaled NT$5.0 billion as of December 31, 2004 and was increased to NT$6.0 billion in January 2005, is repayable in five semi-annual installments from December 2007 to December 2009.

The loan agreements contains the following financial and non-financial covenants:

1)	Without the prior written consent from the majority of the banks, the Company should not pledge its assets, assume liabilities or dispose of assets in excess of 20% of total assets, unless the transaction involves a transfer of assets between affiliates;

2)	The Company should not merge with any other entity or make investments in excess of NT$2.5 billion or acquire material assets from another entity;

3)	The Company’s tangible net worth, as defined in a loan agreement, should not be less than NT$45.0 billion; the Company has obtained waivers under the loan agreement from compliance with this covenant for 2005;

4)	The Company should maintain certain financial ratios; the Company has obtained waivers from compliance with this covenant for 2005.

A third syndicated bank loan of NT$5.0 billion with credit line of NT$6.0 billion, is repayable in five semi-annual installments from December 2008 to December 2010.

The loan agreement’s covenants specify the following:

1)	Without the prior written consent from the majority of the banks, the Company should not:

	a)	Pledge its assets, assume liabilities or dispose of assets in excess of 20% of total assets, unless the transaction involves a transfer of assets between affiliates;

	b)	Make significant operating change;

	c)	Provide financing to any other entity, other than in the normal course of business.

2)	The Company should not merge with any other entity or make investments in excess of NT$5.0 billion or acquire material assets from another entity;

3)	The Company’s tangible net worth, as defined in a loan agreement, should not be less than NT$45.0 billion; and

	4)	The Company should maintain certain financial ratios.

As of December 31, 2005, syndicated bank loan of ASE Shanghai totaled US$79,000 thousand and is repayable in five semi-annual installments from April 2008 and has covenants including negative pledge, disposals, merger and certain financial ratios.

As of December 31, 2004 and 2005, revolving bank loan of NT$4,158,077 thousand and NT$690,000 thousand (US$21,037 thousand) was due before the end of 2006. The Company has received permission from the banks concerned to refinance these loans or obtain a new long-term credit line to repay these loans.

b.	Mortgage bank loans for purchase of building and machinery

Mortgage bank loans obtained by the Company, ASE Test, Inc. and ASE Korea are repayable in quarterly or semi-annual installments, as well as in a lump sum payment at maturity. The effective interest rates on these loans ranged from 2.57% to 7.92% in 2004 and 1.45% to 6.38% in 2005, respectively.

c.	Acceptance payables

	December 31

	2004	2005

	NT$	NT$	US$
Acceptance payables	3,900,000	3,955,800	120,603
Unamortized discounts	(17,097)	(17,877)	(545)

	3,882,903	3,937,923	120,058

Interest rate	1.238%-2.75%	2.265%-2.75%

The acceptance payable with a credit line of NT$820 million stipulates, among other things, the following:

1)	Unless there is a written consent from the majority of the syndicate banks, the Company cannot pledge its assets, assume liabilities or dispose of assets in excess of 20% of its total assets, unless the transaction involves a transfer of assets between affiliates;

2)	Unless there is a written consent from the majority of the syndicate banks, the Company cannot (a) merge with any other entity; (b) split up according to the Company law; (c) make investments of more than NT$2.5 billion starting from the day after the agreement date; (d) acquire major assets of another entity (except if the investment is in a subsidiary that existed before the bank acceptance agreement, the Company is the survivor entity of any merger, or if the merger with subsidiaries will not harm the Company’s operations, financial condition or ability to meet the terms of the bank acceptance agreement);

3)	The Company’s tangible net worth should not be less than NT$38.0 billion; and

4)	The Company should maintain certain financial ratios, and the Company has obtained waivers from compliance with this covenant for 2005.

d.	Letters of credit loans for purchase of materials and machinery

All such loans were repaid in June 2005 and had interest rates ranging from 2.13% to 5.02% in 2004.

e.	Loans for special purpose

A loan (US$150,000 thousand and US$115,000 thousand outstanding as of December 31, 2004 and 2005, respectively) obtained in 2003 by the ASE Test Finance were restricted for use in the redemption of its convertible notes issued in 1999, and is repayable in semi-annual installments starting June 2005 to June 2008 and bears interest at 3.63% in 2004 and 5.73% in 2005.

A loan (US$78,000 thousand outstanding as of December 31, 2005) obtained in 2005 by the ASE Test Finance were restricted for use in the redemption of its and its parent company’s loans obtained in 2004, and is repayable in semi-annual installments starting August 2008 to August 2010 and bears interest at 5.45% in 2005.

The Company, ASE Test and ASE Test, Inc. provided guarantees for ASE Test Finance’s payment obligations under these facilities. Under the guaranty, the Company and ASE Test are required to maintain certain financial ratios, and the tangible net worth of the Company and ASE Test shall not be less than US$450 million. In addition, the tangible net worth of ASE Test, Inc. shall not be less than US$400 million at any time.

The loan agreement’s covenants specify the following:

Without the prior written consent from the majority of the banks, the Company, ASE Test and ASE Test, Inc. should not:

	a)	Pledge, sell, lease, transfer or dispose its assets, unless the transaction involves a transfer of assets between affiliates. Assets in exchange for other comparable or superior as to type are excluded from this covenant; or

	b)	Merge with any other entity or make investments in excess of US$80 million or acquire material assets from another entity.

The abovementioned bank loan contracts have variable interest rates and are subject to adjustments by banks or changes in prime rate. In addition, several of the loan agreements have default provisions, whereby a default under one debt agreement may also trigger cross-defaults under other debt agreements.

As of December 31, 2005, the maturities of long-term bonds payable and long-term bank loans were as follows:

	Amount

	NT$	US$
Within the following year	5,232,529	159,528
During the second year	9,864,830	300,757
During the third year	19,371,797	590,604
During the fourth year	9,566,583	291,664
During the fifth year and thereafter	3,857,200	117,597

	47,892,939	1,460,150

Long-term bonds payable and long-term bank loans by currencies are detailed as follows:

	December 31

	2004		2005

New Taiwan dollars	NT$	27,775,646	NT$	27,581,042
U.S. dollars	US$	629,329	US$	592,699
Japanese yen		¥800,000		¥3,000,000
China Yuan Renminbi	RMB	61,000	RMB	-

15.	CAPITAL LEASE OBLIGATIONS

The Company and its subsidiaries lease equipment and buildings under certain non-cancellable capital lease agreements, which expire on various dates through December 2010. The net book value, as of December 31, 2004 and 2005, of the equipment acquired under such capital lease obligations amounted to NT$562,940 thousand and NT$492,132 thousand (US$15,004 thousand), respectively. The effective interest rates on obligations under capital leases ranged from 5.64% to 11% in 2004 and 4.16% to 11% in 2005, respectively.

The future minimum lease payments under the above-mentioned capital leases as of December 31, 2005 were as follows:

	NT$	US$

Within the following year	226,156	6,895
Within the second year	158,112	4,820
Within the third year	50,277	1,533
Within the fourth year	1,497	46
Within the fifth year	312	10

Total minimum lease payments	436,354	13,304
Imputed interest	(28,992)	(884)

Present value of future lease obligations	407,362	12,420
Capital lease obligation, current	(205,662)	(6,270)

Capital lease obligation, long-term	201,700	6,150

16.	PENSION PLANS

The Company and its subsidiaries, J&R Industrial Ltd., ASE Korea, ASE Test, Inc. maintain pension plans for employees. Retirement benefits are based on the length of service and average salaries or wages of the last six months before retirement. ASE Japan has a pension plan where eligible employees with more than ten years of service are entitled to receive retirement benefits based on their length of service and rate of pay at the time of termination. The Company, J&R Industrial Ltd., ASE Test, Inc. and ASE Japan make monthly contributions, at a specified percentage of salaries and wages, to pension funds which are in the name of, and are administered by, the employee pension plan committee of the respective entities and are deposited in financial institutions. The financial institutions may invest the assets of the plan in stocks, bonds and other securities.

The Company and ASE Test Inc. maintain pension plans for management. Pension cost for these management was NT$25,226 thousand (US$769 thousand) in 2005; of which, NT$24,865 thousand (US$758 thousand) was recorded as accrued pension cost as of December 31, 2005.

Of the Company’s plan assets, approximately NT$29,775 thousand, NT$30,126 thousand and NT$30,561 thousand (US$932 thousand) as of December 31, 2003, 2004 and 2005, respectively, mainly representing amounts contributed by ASE Technology, Inc, which no longer has employees. In accordance with the laws of Taiwan, such funds may not be used to settle obligations of the Company or its other subsidiaries.

The plan assets deposited in financial institutions as of December 31, 2005, by category, are as follows:

Type of Investment	Allocation (%)

Cash	49
Equities	20
Notes	14
Bonds	11
Government Loans	6

100

Pension costs for these entities consist of:

	Year Ended December 31

	2003	2004	2005

	NT$	NT$	NT$	US$

Service costs	365,402	455,912	488,610	14,897
Interest	43,312	88,090	98,144	2,992
Projected return on pension assets	(19,413)	(26,179)	(33,862)	(1,032)
Amortization of prior period service cost,
gain or loss on plan assets	11,161	16,454	19,292	588

	400,462	534,277	572,184	17,445

Other pension information based on actuarial calculations of the plan during the periods indicated is as follows:

	December 31

	2004	2005

	NT$	NT$	US$
a. Benefit obligations

a. Vested benefit obligation	547,519	731,618	22,305
a. Non-vested benefit obligation	1,275,640	1,359,283	41,442

a. Accumulated benefit obligation	1,823,159	2,090,901	63,747
a. Additional benefits based on future salaries	1,974,046	1,915,699	58,405

a. Projected benefit obligation	3,797,205	4,006,600	122,152
a. Fair value of assets	(1,060,860)	(1,449,368)	(44,188)

a. Funded status	2,736,345	2,557,232	77,964
a. Unrecognized net transition obligation	(89,853)	(82,727)	(2,522)
a. Unrecognized prior service cost	(14,521)	(13,795)	(421)
a. Unrecognized net actuarial loss	(509,860)	(249,813)	(7,616)
a. Additional pension cost	8,963	14,108	430
a. Portion in accrued expenses	(10,388)	(14,876)	(453)

a. Accrued pension cost	2,120,686	2,210,129	67,382

			(Continued )

		2004	2005

		NT$	NT$	US$
b.	Vested obligation	559,061	744,257	22,691

c.	Actuarial assumptions used

	Discount rate	2.50%-4.50%	2.50%-4.40%
	Increase in future salary level	3.00%-5.00%	2.50%-5.00%
	Expected rate of return on plan assets	2.50%-3.25%	2.50%-2.75%

d.	The Company and its subsidiaries expect to make contributions of NT$169,544 thousand (US$5,169 thousand) to retirement funds in 2006.

e.	Expected benefit payments:

Year of Payments	NT$

2006	136,518
2007	84,237
2008	82,655
2009	115,522
2010	567,495
2011~	501,852

Plan assets and obligations reflected herein were measured as of December 31, 2005.

The Company has no other post-retirement or post-employment benefit plans. ISE Labs has a defined contribution savings plan (“401k plan”) for eligible employees. This plan permits employees to make contributions up to the maximum limits allowable under the U.S. Internal Revenue Code Section 401(k). ASE Test Malaysia also has a defined contribution plan. In addition, ASE Korea has a pension plan under which eligible employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with ASE Korea, based on their length of service and rate of pay at the time of termination.

The Labor Pension Act (“the Act”), which took effect in ROC on July 1, 2005, provides for a pension mechanism that is deemed a defined contribution plan. The employees who were subject to the Labor Standards Law of ROC before the enforcement of this Act may choose to be subject to the pension mechanism under this Act or may continue to be subject to the pension mechanism under the Labor Standards Law. For those employees who were subject to the Labor Standards Law before July 1, 2005, work for the same company after July 1, 2005 and choose to be subject to the pension mechanism under the Act, their service years as of July 1, 2005 will be retained. Under the Act, the rate of an employer’s monthly contribution to the employee’s personal pension accounts should not be less than 6% of each employee’s monthly salary or wage. Thus, since July 1, 2005, the Company and its subsidiaries J&R Industrial Ltd. and ASE Test Inc. have made monthly contributions based on each employee’s wage to personal pension accounts, and recognized pension costs of NT$184,332 thousand (US$5,620 thousand) for the second half of 2005.

17.	SHAREHOLDERS’ EQUITY

Common Stock

As of December 31, 2004 and 2005, the Company had “ capital received in advance” of NT$42,759 thousand and NT$156,228 thousand (US$4,763 thousand) as a result of employees exercising their options in accordance with the 2002 Stock Option Plan. The “capital received in advance” represents 30,163 thousand shares of common stock, of which only 20,584 thousand shares were issued and outstanding as of December 31, 2005. The remaining shares will be issued once they have been registered with the Taiwan regulator.

American Depositary Shares

In July 1995, the Company issued 8,600,000 Global Depositary Shares, representing 43,000,000 common shares. In September 2000, the Company issued 20,000,000 ADS, representing 100,000,000 common shares. In connection with the ADS offering in 2000, the Company offered to exchange all outstanding GDS for ADS listed on the New York Stock Exchange.

The ADS holders generally have the same rights and obligations as other shareholders, subject to provisions of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and the deposit agreement, which stipulate, among other things, that the ADS holders can, through Citicorp Financial Services Limited as the nominee holder: (a) exercise their voting rights; (b) sell their ADS; and (c) receive dividends declared and subscribe to the issuance of new shares.

As of December 31, 2005, a portion of the outstanding ADS were revoked in exchange for approximately 327,442 thousand common shares of the Company, which represented 7.18% of the Company’s total outstanding common shares (including treasury stock). As of December 31, 2005, outstanding ADS represented 2.63% of the Company’s total outstanding common shares (including treasury stock).

Capital Surplus

Under the ROC Company Law, capital surplus from paid-in capital in excess of par value and from treasury stock transactions can be used to offset a deficit. In addition, such capital surplus may be transferred to capital and is subject to a specified limit under relevant regulations.

Capital surplus from long-term investments in shares of stock which are accounted for by the equity method may not be used for any purpose.

Appropriation of Retained Earnings

The Company’s Articles of Incorporation provide that the annual net income shall be appropriated in the order as shown below:

a.	Offset against deficit, if any;

b.	10.0% of the remainder from a. as legal reserve;

c.	An amount equal to the income from long-term investments in shares of stock accounted for by the equity method, excluding cash dividends, as special reserve;

d.	Not more than 2.0% of the remainder from c. as compensation to directors and supervisors;

e.	Between 5.0% to 7.0% of the remainder from d. as bonus to employees, of which 5.0% will be distributed in accordance with the employee bonus plan and the excess will be distributed to specific employees as decided by the board of directors; and

f.	The remainder from e. as dividends to shareholders.

The aforementioned appropriations shall be approved by the shareholders in the subsequent year and given effect in the financial statements in the year of shareholders’ approval.

Under the ROC Company Law, the aforementioned legal reserve may be used to offset a deficit. Also, when the reserve has reached 50.0% of capital stock, up to 50.0% thereof may be transferred to capital stock.

The appropriations of the 2003 and 2004 earnings, as resolved at the Company’s annual shareholder’s meetings, were as follows:

	Amount

	2004	2005

	NT$	NT$	US$
Legal reserve	274,279	420,969	12,834
Compensations to directors and supervisors	49,320	75,720	2,309
Bonus to employees - cash	18,428	9,536	290
Bonus to employees - stock	154,272	255,675	7,795
Stock dividends - NT$0.570 in 2003 and NT$0.699 in 2004
per share, respectively	2,219,774	2,878,548	87,761
Cash dividend - NT$0.100 in 2004	-	411,221	12,537

	2,716,073	4,051,669	123,526

Capital surplus of NT$1,233,663 thousand (US$37,612 thousand) transferred to common stock was resolved at the Company’s annual shareholders’ meeting in June 2005.

As of December 31, 2005, NT$9,536 thousand (US$291 thousand) of the abovementioned payable of bonus to employees not yet paid, recorded as other payable.

The stock dividends per share represent dividends paid in the fiscal year for shares outstanding on the record date applicable to the payment of these dividends. However, such dividend was reduced from NT$0.62 to NT$0.57 upon the completion of the merger with ASE Chung Li and ASE Material through issuing new shares in 2004.

Should the bonuses to employees, directors and supervisors be charged to expense in 2003 and 2004, the basic earnings per share (after tax) for 2003 and 2004 would decrease from NT$0.67 and NT$0.99 to NT$0.61 and NT$0.91, respectively. The common shares issued for bonus to employees represented 0.43% and 0.62% of the Company’s total outstanding common shares as of December 31, 2003 and 2004.

The information related to appropriations of the 2003 and 2004 earnings may be accessed through the website of the Taiwan Stock Exchange.

Dividend Policy

In order to meet the needs of the Company’s present and future capital expenditures, the Company’s dividend distribution shall be primarily in the form of stock dividends. Cash dividends may also be distributed under certain circumstances. However, the percentage of cash dividends generally shall not exceed 20.0% (modified to 50.0% at the Company’s 2005 annual shareholders’ meeting) of any dividend declared.

With respect to the percentage of cash dividends to be paid referred to in the preceding paragraph, the Company may decide the most suitable manner to distribute such dividends in accordance with its current operational status while taking into consideration its plan for the following year. The board of directors shall propose a profit distribution plan, which shall be submitted to the shareholders for approval before implementation.

Imputation Tax System

Under the Integrated Income Tax System, which became effective on January 1, 1998, non-corporate resident shareholders are allowed a tax credit for the income tax paid or payable by the Company on earnings generated in 1998 and onwards. Non-resident shareholders are allowed only a tax credit from the 10% income tax on undistributed earnings, which can be used to deduct the withholding income tax on dividends paid. An Imputation Credit Account (“ICA”) is maintained by the Company for such income tax and the tax credit allocated to each shareholder. The maximum credit available for allocation to each shareholder cannot exceed the balance shown in the ICA on the date of distribution of dividends.

As of December 31, 2005, the creditable taxes aggregated NT$187,483 thousand (US$5,716 thousand). The actual percentage for the distribution of 2004 earnings was 3%.

Treasury Stock
Purpose	Thousand Shares, Beginning of year	Increase	Decrease	Thousand Shares, End of Year
2004
Shares held by subsidiaries	718	247,567	-	248,285

2005
Shares held by subsidiaries	248,285	24,783	-	273,068

As of December 31, 2004 and 2005, the information on Company’s shares held by its subsidiaries is as follows:

		Calculated by the Company’s ownership

Subsidiary	Thousand Shares	Thousand Shares	Book Value (NT$)	Market Value (NT$)

2004
ASE Test	157,738	80,367	1,337,211	3,716,299
J & R Holding Limited	84,501	84,501	1,405,334	1,990,851
ASE Test, Inc.	6,046	3,081	65,891	142,448

	248,285	167,949	2,808,436	5,849,598

2005
ASE Test	173,482	88,389	1,337,211	2,415,680
J & R Holding Limited	92,936	92,936	1,405,334	2,539,939
ASE Test, Inc.	6,650	3,388	65,891	92,597

	273,068	184,713	2,808,436	5,048,216

		Calculated by the Company’s ownership

	Subsidiary	Book Value (US$)	Market Value (US$)

2005
	ASE Test	40,769	73,649
	J & R Holding Limited	42,846	77,437
	ASE Test, Inc.	2,008	2,823

		85,623	153,909

On January 1, 2002, the Company reclassified its shares held by its subsidiaries with book value of NT$2,639,826 thousand, representing 164,442 thousand shares, from long-term investment to treasury stock.

The subsidiaries sold 163,789 thousand shares for NT$2,850,524 thousand in June 2003. The amount of NT$220,735 thousand in excess of the book value of NT$2,629,789 thousand was recorded as capital surplus by the Company, while subsidiaries recorded the excess as investment income. This transaction resulted in the increase in realized loss on long-term investments of NT$354,787 thousand in 2003. Cash dividends of NT$16,768 thousand (US$511 thousand) received by the subsidiaries from the Company was recorded as capital surplus in 2005.

As disclosed in Note 1, the Company issued common shares in connection with the merger of ASE Chung Li and ASE Material. The Company reclassified the shares held by its subsidiaries with a book value of NT$2,798,399 thousand, representing 234,089 thousand shares, from long-term investments to treasury stock. The Company’s subsidiary, ASE Test, is a Singapore incorporated company and may not acquire, directly or indirectly, shares in the Company under Singapore laws. In order to comply with relevant regulations, a trust has been established to hold and dispose of the Company’s shares acquired by ASE Test in connection with the merger. Pursuant to the trust agreement, ASE Test’s rights with respect to the Company’s shares held in trust are limited to the right to receive the proceeds from the sale of such common shares and any cash dividends declared while the shares remain in trust.

Although these shares are treated as treasury stock in the consolidated financial statements, the shareholders are entitled to exercise their rights on these shares, except for participation in additional capital increases through cash payment. However, based on revised ROC Corporation Law, the shareholders of treasury stock can not exercise their rights to vote.

18.	EMPLOYEE STOCK OPTION PLANS

In order to attract, retain and incentive employees, the Company adopted two employee stock option plans, the 2002 Plan and the 2004 Plan, which were approved in August 2002 and May 2004, respectively. The maximum number of units authorized to be granted under 2002 Plan and 2004 Plan is 160,000 thousand and 140,000 thousand, respectively, with each unit representing the right to purchase one share of common stock. Under the terms of the plans, stock option rights are granted at an exercise price equal to the closing price of the Company’s common shares listed on the Taiwan Stock Exchange on the date of grant. The option rights of both plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the 2002 Plan, the number of units authorized, including those which were never granted and those which had been granted and subsequently cancelled, all expired as of August 2004. Under the 2004 Plan, 124,917 thousand and 15,000 thousand units were granted on June 30, 2004 and May 23, 2005, respectively. The remaining 83 thousand units will never be granted.

As of December 31, 2005, ASE Test had three stock option plans, the 1999, 2000 and 2004 Option Plans. Stock options granted under these plans are exercisable for ASE Test ordinary shares based on a vesting schedule and expire ten years from the grant date.

Information on the outstanding stock options in 2004 and 2005 is as follows:

ASE Option Plan

	2004		2005

	Number of Outstanding Stock Option Rights (in Thousands)	Weighted- average Exercise Prices (NT$)	Number of Outstanding Stock Option Rights (in Thousands)	Weighted- average Exercise Prices (NT$)

Beginning outstanding balance	146,752	18.30	260,047	19.5
Options granted	124,917	25.10	15,000	18.6
Options forfeited	(9,220)	19.20	(19,945)	20.1
Options exercised	(2,402)	17.80	(27,761)	16.2

Ending outstanding balance	260,047	21.50	227,341	19.8

Ending options exercisable	49,270		50,152

Fair value under the 2004 Plan (NT$)	11.08		7.09

The numbers of outstanding options and their exercise prices have been adjusted to reflect the dilution attributable to the distribution of stock dividends in accordance with the terms of the plans.

Information on outstanding and exercisable option rights as of December 31, 2005 is as follows:

Exercise Price (NT$)	Number of Outstanding Options (in Thousands)	Remaining Contractual Life (Years)	Exercisable Options (in Thousands)	Exercisable Options Weighted-average Exercise Price (NT$)

16.1	88,945	7.0	46,122	16.1
21.0	10,569	7.6	4,030	21.0
22.7	113,517	8.5	-	-
18.6	14,310	9.4	-	-

	227,341

The Company used the Black-Scholes Option Pricing Model to evaluate the fair market value of the options and the assumptions are as follows:

	2004	2005

Expected dividend yield	3.00%	3.00%
Expected volatility	59%	47%
Risk free interest rate	2.50%	1.80%
Expected life	5 years	5 years

ASE Test Option Plan

Information regarding the stock options granted or modified after January 1, 2005 is presented below:

	2004		2005

	Number of Outstanding Stock Option Rights (in Thousands)	Weighted- average Exercise Prices (US$)	Number of Outstanding Stock Option Rights (in Thousands)	Weighted- average Exercise Prices (US$)

Beginning outstanding balance	-	-	260	6.18
Options granted	260	6.18	33	6.50
Options forfeited	-	-	-	-
Options exercised	-	-	-	-

Ending outstanding balance	260	6.18	293	6.21

Ending options exercisable	-	-	66	6.25

Fair value under the 2004 and 2005 Plan
(US$)	6.18		6.21

Above options outstanding at December 31, 2005 and the related weighted average exercise price and remaining contractual life information is as follows:

	Outstanding		Exercisable

	Shares (in Thousands)	Weighted average Price (US$)	Shares (in Thousands)	Weighted average Price (US$)	Weighted average Remaining Life (Years)

Options with exercise price of:
US$5.5	60		12		8.6
US$6.1	60		12		8.8
US$6.5	173		42		8.6

	293	6.21	66	6.21

ASE Test used the Black-Scholes Option Pricing Model to evaluate market price of the 2004 Plan and the assumptions are as follows:

	2004	2005

Expected dividend yield	0%	0%
Expected volatility	78.28%	59.06%
Risk free interest rate	3.50%-3.88%	3.88%
Expected life	5 years	5 years

For purposes of the pro forma disclosure below, the estimated fair value of the options is assumed to be amortized to expense over the option rights’ respective vesting periods. Had the Company and ASE Test used the fair value based method to evaluate the options granted, the method, assumptions and pro forma results of the Company in 2004 and 2005 would have been as follows:

	2004	2005

	NT$	NT$	US$
Net income (loss) for calculation of basic EPS
As reported	4,209,690	(4,691,187)	(143,024)
Pro forma	3,784,386	(5,924,330)	(180,620)

Net Income (loss) for calculation of diluted EPS
As reported	4,373,239	(4,691,187)	(143,024)
Pro forma	3,947,935	(5,924,330)	(180,620)

Earnings (loss) per share (EPS):
Basic EPS as reported	0.99	(1.07)	(0.03)
Pro forma basic EPS	0.89	(1.36)	(0.04)
Diluted EPS as reported	0.96	(1.07)	(0.03)
Pro forma diluted EPS	0.87	(1.36)	(0.04)

19.	PERSONNEL EXPENDITURE, DEPRECIATION AND AMORTIZATION

	Year Ended December 31, 2004			Year Ended December 31, 2005

	Cost of Revenues	Operating Expenses	Total	Cost of Revenues	Operating Expenses	Total

	NT$	NT$	NT$	NT$	NT$	NT$	US$
Personnel
Salary	10,401,732	2,611,914	13,013,646	10,661,821	3,314,091	13,975,912	426,095
Pension cost	506,552	147,318	653,870	676,226	181,192	857,418	26,141
Labor and health insurance	787,325	222,287	1,009,612	823,231	226,243	1,049,474	31,996
Others	766,627	193,304	959,931	955,882	346,502	1,302,384	39,707

	12,462,236	3,174,823	15,637,059	13,117,160	4,068,028	17,185,188	523,939

Depreciation	13,247,095	651,003	13,898,098	13,286,081	704,138	13,990,219	426,531
Amortization	641,010	1,124,746	1,765,756	687,178	884,325	1,571,503	47,911

20.	INCOME TAX

	a.	Income tax benefit is summarized as follows:

	Year Ended December 31

	2003	2004	2005

	NT$	NT$	NT$	US$
Tax (benefit) based on pre-tax
accounting income (loss) at
statutory rate	604,102	1,470,928	(1,038,061)	(31,648)
Add (less) tax effects of:
Permanent differences
Tax-exempt income
Tax holiday	(481,214)	(642,285)	-	-
Gain from sales of securities	(10,357)	(9,527)	(8,829)	(269)
Equity in losses (earnings) of
equity method investees	124,049	(93,135)	(28,692)	(875)
Other	-	-	21,945	669
Temporary differences
Equity in losses of equity
method investees	7,511	225,166	42,666	1,301
Other investment loss	-	123,345	-	-

				(Continued )

	Year Ended December 31

	2003	2004	2005

	NT$	NT$	NT$	US$
Unfunded pension cost	86,255	73,436	64,418	1,964
Bond interest payable	16,776	63,793	56,586	1,725
Other	(184,453)	3,436	86,796	2,646

	162,669	1,215,157	(803,171)	(24,487)
Operating loss carryforwards	-	-	1,370,960	41,797
Income taxes on undistributed
earnings	170,281	86,968	173,834	5,300
Credits for investments and research
and development	(439,457)	(1,081,023)	(292,195)	(8,908)
Net change in deferred income tax for
the period	(1,190,500)	(1,660,695)	(481,310)	(14,674)
Adjustment of prior year’s income tax	18,859	42,590	(86,774)	(2,646)

	(1,278,148)	(1,397,003)	(118,656)	(3,618)

b.	The above-mentioned taxes on pre-tax accounting income (loss) based on the applicable statutory rates for both domestic and foreign entities are shown below:

	Year Ended December 31

	2003	2004	2005

	NT$	NT$	NT$	US$
Domestic entities in ROC
(25% statutory rate)	750,348	1,364,316	(1,255,167)	(38,267)
Foreign entities
ASE Korea (30.8% statutory rate)	74,806	(37,683)	41,159	1,255
ASE Japan (40% statutory rate)	-	101,429	182,148	5,553
ISE Labs (federal tax rate 35% and
state tax rate 6%)	(209,911)	(16,852)	(2,963)	(90)
ASE Test Malaysia (30% statutory
rate)	(11,141)	59,718	(3,238)	(99)

	604,102	1,470,928	(1,038,061)	(31,648)

c.	Deferred income tax assets and liabilities are summarized as follows:
		December 31

		2004	2005

		NT$	NT$	US$
	Current deferred income tax assets
	Unused tax credits	1,463,022	1,339,206	40,830
	Operating loss carryforwards	-	1,257,792	38,347
	Provision for inventory obsolescence	19,572	50,738	1,547
	Provision for doubtful accounts and sales allowance	38,436	32,582	993
	Unrealized foreign exchange loss (gain)	(4,424)	3,007	92
	Other	86,259	96,739	2,949

		1,602,865	2,780,064	84,758
	Valuation allowance	(227,415)	(1,164,368)	(35,499)

	Net current deferred income tax assets	1,375,450	1,615,696	49,259

				(Continued	)

	December 31

	2004	2005

	NT$	NT$	US$
Non-current deferred income tax assets
Unused tax credits	4,376,234	4,962,603	151,299
Accrued pension costs	538,129	531,545	16,205
Loss carryforwards	236,759	305,401	9,311
Investment income	(144,000)	(144,000)	(4,390)
Others	213,984	342,223	10,434

	5,221,106	5,997,772	182,859
Valuation allowance	(1,382,974)	(1,951,000)	(59,482)

Net non-current deferred income tax assets	3,838,132	4,046,772	123,377

Non-current deferred income tax liabilities	(32,424)	-	-

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

The U.S. Federal and State of California net operating loss carryforwards of ISE Labs as of December 31, 2005 approximated US$23 million and US$33 million with expiration periods in 2025 and 2015, respectively.

A portion of the Company’s and ASE Test, Inc.’s income from the manufacturing, processing and testing of semiconductors is exempt from income tax for the five years ending December 2005 and 2007, respectively. A portion of ASE Chung Li’s income from the manufacturing, processing and testing of semiconductors is exempt from income tax for the five years ending 2007.

ASE Test Malaysia was been granted pioneer status by Ministry of International Trade and Industry in Malaysia for five years from July 1, 1999 to June 30, 2004. During the year 2003, the Company applied to the relevant authorities to surrender its pioneer status in accordance with the 2003 budget proposal, which allows a pioneer company that intends to undertake reinvestment before the expiry of its pioneer status the option to surrender its pioneer certificate to qualify for reinvestment allowance. On September 11, 2004, the Malaysian Industrial Development Authority approved the Company’s surrender of pioneer status with effect from September 21, 2002, the date of announcement of the 2003 budget proposal.

The per share effect of this tax holiday was NT$0.12 in 2003, NT$0.15 in 2004 and NT$0 in 2005, respectively.

d.	As of December 31, 2005, unused tax credits of subsidiaries which can be utilized to offset their future income tax, are set forth below:

	ASE	ASE Test, Inc.	ASE Korea	Total

Year of Expiry	NT$	NT$	NT$	NT$	US$
2006	1,034,694	304,512	164,739	1,503,945	45,852
2007	1,220,129	456,241	260,424	1,936,794	59,049
2008	1,382,515	413,782	53,973	1,850,270	56,411
2009	708,459	100,285	130,609	939,353	28,639
2010 and thereafter	-	-	71,447	71,447	2,178

	4,345,797	1,274,820	681,192	6,301,809	192,129

In the ROC, the tax credits may be utilized to reduce up to 50% of income tax payable each year. In the year of expiration, any remaining unused tax credits can be used entirely. Effective on January 1, 2006, the Company and its subsidiaries in Taiwan have to pay a minimum of 10% tax on their taxable income, including taxable income earned during tax holiday periods according to the new tax regulation of ROC.

Income tax returns of the Company and ASE Test, Inc. in Taiwan have been examined by the ROC tax authorities through the 2002 tax year. (Income tax returns of ASE Material and ASE Chung Li have been examined through 2003 and 2002, respectively.)

21.	EARNINGS (LOSS) PER SHARE

The Company’s common shares corresponding to the employees’ stock options and convertible bonds had a dilutive effect on the 2003 and 2004 EPS calculation. The employee stock options issued by the Company’s subsidiary, ASE Test Limited, had no dilutive effect on the 2003, 2004 and 2005 EPS calculation. The numerators and denominators used in the EPS calculations were as follows:

	a.	Numerator - net income (loss)

	2003		2004

	Before Income Tax NT$	After Income Tax NT$	Before Income Tax NT$	After Income Tax NT$

Income from continuing operations	1,971,909	2,621,645	2,985,244	3,668,312
Discontinued operations	197,391	196,819	568,899	568,222
Extraordinary loss	(75,668)	(75,668)	-	-
Cumulative effect of change in accounting principle	-	-	(26,844)	(26,844)

Basic EPS
Income of parent company’s common shareholders	2,093,632	2,742,796	3,527,299	4,209,690
Interest, net of tax, paid on convertible bonds	-	-	197,762	163,549

Diluted EPS
Income of parent company’s common shareholders	2,093,632	2,742,796	3,725,061	4,373,239

	2005

	Before Income Tax		After Income Tax
	US$	US$	NT$	US$
Basic and Diluted EPS
Loss from continuing operations	(5,722,984)	(174,481)	(5,044,886)	(153,808)
Discontinued operations	357,766	10,907	353,699	10,784

Loss of parent company’s common shareholders	(5,365,218)	(163,574)	(4,691,187)	(143,024)

b.	Denominator - shares (in thousands)
		2003	2004	2005
	Weighted-average number of common stock	3,580,280	3,580,280	4,100,661
	Retroactive adjustments for capitalization of retained
	earnings	624,221	631,744	436,789
	Issuance of common stock in connection with the
	merger	-	130,887	-
	Shares issued in connection with stock options
	exercised by employees	-	15	17,777
	Shares held by subsidiaries	(88,757)	(78,113)	(184,713)

	Number of shares used for purposes of the basic EPS
	calculation	4,115,744	4,264,813	4,370,514
	Potential number shares issuable upon exercise of
	unvested options	37,989	68,909	-
	Potential number of outstanding shares assumed upon
	conversion of convertible bonds	-	212,145	-

	Number of shares used in the diluted EPS calculation	4,153,733	4,545,867	4,370,514

For purposes of the ADS calculation, the denominator represents the above-mentioned weighted average outstanding shares divided by five (one ADS represents five common shares). The numerator was the same.

22.	RELATED PARTY TRANSACTIONS

	a.	Related parties

		Related Parties	Relationship with the Company

		Hung Ching Development & Construction Co. (“HCDC”)	Affiliate
		USI Electronics (Shanghai) Co., Ltd. (“USI-SH”)	Affiliate in 2004

	b.	The significant transactions with related parties are summarized as follows:

	2004		2005

	Amount	% of Total	Amount		% of Total

	NT$		NT$	US$
Purchase of materials
USI-SH	72,164	-	-	-	-

Purchase of properties
HCDC	398,766	2	930,745	28,376	7
USI-SH	126,310	-	-	-	-

	525,076	2	930,745	28,376	7

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

The amount the Company paid in buying real estate from HCDC was based on an appraiser’s assessment.

As of December 31, 2004, payable for properties from USI-SH was NT$50,002 thousand.

23.	ASSETS PLEDGED OR MORTGAGED

	The assets pledged or mortgaged as first priority collateral are summarized as follows:
		December 31

		2004	2005

		NT$	NT$	US$
	Land	351,992	511,644	15,599
	Buildings and improvements	1,651,734	2,174,690	66,302
	Machinery and equipment	9,419,416	5,714,003	174,207
	Pledged time deposits	125,599	62,505	1,906
	Restricted assets - time deposits	137,340	204,632	6,239

		11,686,081	8,667,474	264,253

24.	COMMITMENTS AND CONTINGENCIES

a.	The Company and ASE Test, Inc. lease the land on which their buildings are situated under various operating lease agreements with the ROC government expiring on various dates through 2015. The agreements grant these entities the option to renew the leases and reserve the right for the lessor to adjust the lease charges upon an increase in the assessed value of the land and to terminate the leases under certain conditions. The Company and some subsidiaries lease machinery and equipment under non-cancelable operating leases. The rental expenses for the years ended December 31, 2003, 2004 and 2005 were NT$391,329 thousand, NT$1,419,252 thousand and NT$1,751,462 thousand (US$53,398 thousand), respectively.

The future minimum lease payments under the above-mentioned operating leases are as follows:

Operating Leases	NT$	US$
2006	1,510,079	46,039
2007	592,134	18,053
2008	208,362	6,353
2009	136,722	4,168
2010 and thereafter	107,331	3,272

Total minimum lease payments	2,554,628	77,885

b.	The Company and its subsidiaries engage outside sales agencies to provide sales services. Commissions and service fees were paid based on monthly incurred service-related costs and expenses plus a certain percentage, subject to specified limits, for costs and expenses incurred or based on a certain percentage of net export sales. Commissions and service fees paid in 2003, 2004 and 2005 were approximately NT$973,031 thousand, NT$769,637 thousand and NT$231,874 thousand (US$7,069 thousand), respectively.

c.	As of December 31, 2005, unused letters of credit were approximately NT$1,777,000 thousand (US$54,177 thousand).

d.	As of December 31, 2005, commitments to purchase machinery and equipment were approximately NT$3,679,000 thousand (US$112,165 thousand), of which NT$37,000 thousand (US$1,128 thousand) had been paid.

e.	As of December 31, 2005, outstanding commitments related to the construction of buildings were approximately NT$2,023,000 thousand (US$61,677 thousand), of which NT$680,000 thousand (US$20,732 thousand) had been paid.

f.	The Company entered into technology license agreements with foreign companies which will expire on various dates through 2010 under which the Company has licensed certain technologies used in the packaging of certain products. Pursuant to such agreements, the Company shall pay royalties, based on specified percentages of sales quantities, and license fees. Such royalties in 2004 and 2005 were approximately NT$163,975 thousand and NT$179,061 thousand (US$5,459 thousand), respectively.

g.	As of December 31, 2005, the Company had endorsed and guaranteed the promissory notes of its subsidiaries as follows:

	NT$	US$
ASE Test Finance	6,341,980	193,353
ASE Shanghai	6,046,240	184,337
ASE Singapore Pte Ltd	800,388	24,402
ASE Shanghai, ASE Camera Module and ASE (Kun Shan)	492,900	15,027
ASE Holding Electronics (Philippines), Inc.	59,148	1,803
Omniquest	55,862	1,703

	13,796,518	420,625

	h.	At December 31. 2005, the Company and its subsidiaries did not have any significant unasserted claims or pending litigations.

25.	LOSS ON FIRE DAMAGE

Significant Unusual Loss

The Company and its subsidiary, ASE Test, Inc., incurred fire damage to its production lines in Chung Li, Taiwan on May 1, 2005 and recognized an estimated loss of NT$13,479,079 thousand (US$410,948 thousand) for the damage to its building and machinery (including NT$$757,669 thousand (US$23,100 thousand) for inventory, NT$11,148,635 thousand (US$339,898 thousand) for fixed assets, NT$533,921 thousand (US$16,278 thousand) for other assets, NT$561,445 thousand (US$17,117 thousand) for operating lease equipment, NT$188,350 thousand (US$5,742 thousand) for loss on idle labor, and NT$289,059 thousand (US$8,813 thousand) for related expenses). As of February 23, 2006, with the assistance of external counsel, the Company had submitted insurance claims to its insurers for compensation for damages which the Company believes to be clearly identifiable and reasonably estimated. The insurance recoveries of the aforementioned damages amounted to NT$4,641,000 thousand (US$141,494 thousand), which was recorded as other receivables, and of this amount, NT$2,300,000 thousand (US$70,122 thousand) had been received as of December 31, 2005. Based on the Company’s understanding of the process for resolving insurance claims for similar incidents where the damage incurred was not readily quantifiable, it is anticipated that it will be a lengthy process for the Company to complete the insurance claim process due to the large number of damaged assets, the damage assessment process and the need to prepare the required supporting documentation. Any recovery for the remaining amount of NT$8,838,079 thousand (US$269,454 thousand) is contingent on the lengthy professional evaluation and assessment of damage level, possibility of repair, and the related expenses, therefore, the entire amount was recognized as a loss on fire damage for the year 2005. The Company will recognize any subsequent recoveries in future years when additional insurance claims are accepted by the insurers.

26.	SUBSEQUENT EVENTS

ASE (Shanghai) Inc. held a land use right in Zhangjiang, Pudong, Shanghai, and planed to build employee dormitories. According to local regulation, only real estate development companies are permitted to build employee dormitories with property right. Therefore, ASE (Shanghai) Inc. transferred the land use right to Shanghai Ding Hui Real Estate Development Co., Ltd. (“Ding Hui”). The book value of the land use right was NT$427,845 thousand (US$13,044 thousand), which included an investment in Ding Hui NT$73,292 thousand (US$2,235 thousand).

27.	DISCONTINUED OPERATIONS

ASE Test Malaysia sold its camera module assembly operations in early October 2005 for US$19,116 thousand, which covers the book value of the equipment and inventory, plus an acquisition premium. As a result, the Company reclassified the camera module assembly segment as discontinued operations.

Summarized below are operating results of the discontinued segment for the years ended December 31, 2003, 2004 and 2005.

	2003	2004	From January 1, 2005 to October 3, 2005

	NT$	NT$	NT$	US$
Net revenues	1,583,352	6,474,958	2,095,835	63,897
Cost of revenues	1,348,406	5,806,058	1,885,492	57,484

Gross profit	234,946	668,900	210,343	6,413
Operating expenses	37,616	74,540	44,909	1,369
Non-operating expenses (income )	(61)	25,461	42,325	1,290

Income from discontinued
operations before income tax	197,391	568,899	123,109	3,754
Income tax expense	572	677	2,147	65

Income from discontinued
operations	196,819	568,222	120,962	3,689

Gain on disposal of assets	-	-	234,657	7,154
Income tax expense	-	-	1,920	59

Gain on disposal of discontinued
operations	-	-	232,737	7,095

Total	$196,819	$568,222	$353,699	$10,784

28.	DERIVATIVE FINANCIAL INSTRUMENTS

The Company and its subsidiaries entered into European foreign currency option contracts, forward exchange contracts, cross-currency swaps, interest rate swap contracts and interest rate swaptions in 2004 and 2005 in order to manage the Company’s exposure to fluctuations associated with foreign currency denominated assets and liabilities, variable interest rates and foreign exchange rate. The Company does not enter into derivative contracts for trading purposes except for some contracts specifically noted.

Information on such derivative transactions is as follows:

a.	European foreign currency option contracts

	1)	Because the Company and its subsidiaries expect to receive U.S. dollars from export sales and to pay Japanese yen, New Taiwan dollars, Korea won or U.S. dollars to settle payables or bank borrowings, the Company and its subsidiaries enter into European foreign currency option contracts to manage their exposure to exchange rate fluctuations.

The outstanding contracts as of December 31, 2004 and of December 31, 2005 are shown in Schedule I.

The Company and its subsidiaries recognized exchange loss of approximately to NT$48,181 thousand in 2004 and NT$112,987 thousand (US$3,445 thousand) in 2005 (including exchange loss of NT$42,297 thousand and exchange gain of NT$33,310 thousand (US$1,016 thousand) arising from outstanding contracts based on mark-to-market valuation on the balance sheet date), respectively.

	2)	Because the Company expects to pay Japanese yen to settle certain yen denominated payables for materials and capital expenditures, the Company enters into European foreign currency option contracts to manage its exposure to exchange rate fluctuations arising from commitments.

The outstanding contracts as of December 31, 2005 are as follows:

Contract	Amount (In Millions)	Strike Price	Maturity Date

Buy USD Put/JPY Call	US$34.8	$103.5	2006.01.05 - 2006.06.05
Sell USD Call/JPY Put	34.8	103.5	2006.01.05 - 2006.06.05

The deferred exchange loss approximated to NT$129,179 thousand (US$3,938 thousand) arising from above contracts based on mark-to-market valuation on December 31, 2005.

3)	The Company enters into European foreign currency option contracts to manage its exposure to exchange rate fluctuations associated with its net investments in foreign operations.

The outstanding contracts as of December 31, 2004 are shown as follows:

Contract	Amount (In Millions)	Strike Price	Maturity Date

Buy USD Put/KRW Call	US$40.0	Note 1	2005.02.01-2005.04.29
Sell USD Call/KRW Put	80.0	Note 2	2005.02.01-2005.04.29

The strike prices are calculated as follows:

Note 1:	If the USD/KRW spot rate ever reaches 1,080.00 at any time before expiration and the settlement rate ≤ 1,000.00, the strike price is based on the spot rate plus 10.

If the USD/KRW spot rate ever reaches 1,080.00 at any time before expiration and 1,000.00 < USD/KRW ≤ 1,060.00, the strike price is based on 1,060.00 or the spot rate plus 10

If the USD/KRW spot rate never reaches 1,080.00 at any time before expiration and the settlement rate >1,060.00, there is no right or obligation.

Note 2:	If the USD/KRW spot rate ever reaches 1,080.00 at any time before expiration and 1,050.00 < USD/KRW ≤ 1,060.00, or USD/KRW >1,060.00, the strike price is based on the spot rate of 1,055.00 or 1,050.00.

The exchange loss arising from such contracts based on mark-to-market valuation was NT$1,774 thousand on December 31, 2004, and was offset against the stockholders’ equity.

4)	Because the Company expects to pay Japanese yen to settle certain yen denominated payables for properties, the Company entered into European foreign currency option contracts to manage its exposure to exchange rate fluctuations.

The outstanding contracts as of December 31, 2004 are as follow:

Contract	Amount (In Millions)	Strike Price	Maturity Date
Buy USD Put/JPY Call	US$ 60.0	Note 1	2005.07.27 - 2005.12.22
Sell USD Call/JPY Put	120.0	Note 2	2005.07.27 - 2005.12.22

Strike prices are determined as follows:

Note 1:	If the USD/JPY spot rate never reaches 105.50 and 99.00, and if, on the maturity date of the option, USD/JPY rate at the cutoff time is less than 105.00, the strike price is 105.00.

If the USD/JPY spot rate ever reaches 105.50 but never reaches 106.00 and 99.00, and if, on the maturity date of the option, USD/JPY rate at the cutoff time is less than 105.00, the strike price is 105.00.

If the USD/JPY spot rate ever reaches 106.00 but never reaches 107.00 and 99.00, and if, on the maturity date of option, USD/JPY rate at cut-off time is less than 106.00, the strike price is 106.00.

If the USD/JPY spot rate reaches 107.00 but never reaches 99.00, and if, on the maturity date of option, USD/JPY rate at cut-off time is less than 103.50, the strike price is 103.50.

Note 2:	If the USD/JPY spot rate ever reaches 107.00 but never reaches 99.00, and if, on the maturity date of the option, the USD/JPY rate at cut-off time is greater than or equal to103.50, the strike price is 103.50.

If the USD/JPY spot rate ever reaches 99.00, there is no right and obligation.

The exchange loss arising from such contract based on mark-to market valuation was NT$34,833 thousand on December 31, 2004, and was offset against the stockholders’ equity.

b.	Forward exchange contracts

Because the Company and its subsidiaries expect to receive U.S. dollars from export sales and pay Japanese Yen to settle payables. Therefore, the Company and its subsidiaries occasionally entered into forward contracts to manage its exposure to foreign exchange rate fluctuations associated. The gain or loss arising from such contracts during the years ended December 31, 2005 was immaterial.

As of December 31, 2004 and 2005, the amount of outstanding contracts was US$287 thousand (strike price was JPY/US$=$104.65) and US$172 thousand (strike price was JPY/US$=$116.42), respectively, and receivables and payables resulted from forward exchange contracts aggregated to US$296 thousand and US$287 thousand as of December 31, 2004 and US$176 thousand and US$172 thousand as of December 31, 2005, respectively. These contracts will expire in two months after the balance sheet date.

c.	Cross-currency swap contract

In October 2003, the Company entered into two cross-currency swap contracts with banks to manage its exposure to interest rate and exchange rate fluctuations associated with its long-term bond payables, described as follow:

1)	The terms of one of these contracts provide for a semi-annual exchange of interest payments, whereby the Company pays an annual interest rate of 1.7% and receives an annual interest rate of 2.7% on a notional amount of US$157,000 thousand. In April, 2005, the nominal amount of US$15,000 thousand was closed early because of partial redemption of foreign convertible bonds. The remaining of US$142,000 thousand will expire in October, 2007.

2)	The Company got the agreement of the terms to calculate interest with the bank. If the terms are met once, the Company pays interests on a nominal amount of US$43,000 thousand in semi-annual payments. Otherwise, the bank pays interests to the Company with the same terms. This contract was closed early in December, 2005.

The Company had net interest income of NT$57,410 thousand and NT$22,693 thousand (US$692 thousand) from these contracts in 2004 and 2005, respectively, which was recorded as an offset to interest expense. As of December 31, 2005, the receivables and payables resulting from interest aggregated to NT$25,547 thousand (US$779 thousand) and NT$16,166 thousand (US$493 thousand) which were recognized as other receivables and accrued expense, respectively.

The Company adjusted the related receivables and payables associated with the cross-currency swap contracts based on the spot rate as of December 31, 2005. The exchange gain arising from such contracts, based on the spot rate on December 31, 2005, was approximately NT$133,906 thousand (US$4,083 thousand) in 2005, and the accumulated unrealized exchange loss was NT$154,780 thousand (US$4,719 thousand).

d.	Interest rate swap contracts

The Company entered into interest rate swap contracts with banks to manage its exposure to interest rate fluctuations associated with its long-term loans and secured bond payables.

The outstanding contracts on December 31, 2004 and 2005 are as follows:

Contract Date	Maturity Date	Notional Amount NT$ (thousand)	Interest Receipt	Interest Payment

As of December 31, 2004
2003.12.19	2009.01.09	2,750,000	Based on floating rate	Based on floating rate
			every semi-annual	every semi-annual
			year	year
As of December 31, 2005
2003.12.19	2009.01.09	2,750,000	Based on floating rate	Based on floating rate
			every semi-annual	every semi-annual
			year	year
(Continued)

Contract Date	Maturity Date	Notional Amount NT$ (thousand)	Interest Receipt	Interest Payment

2005.02.04	2007.12.24~2009.12.24	Decreases by every	Based on floating rate	Computed quarterly
		contract period;	quarterly	based on fixed rate
		1,000,000 in this		specified in contract
period

2005.02.23	2007.12.24~2009.12.24	Decreases by every	Based on floating rate	Computed quarterly
		contract period;	quarterly	based on fixed rate
		2,000,000 in this		specified in contract
period

2005.12.23	2009.12.24	2,000,000	Based on floating rate	Based on floating rate
			quarterly	quarterly

2005.12.23	2009.12.24	2,000,000	Based on floating rate	Computed quarterly
			quarterly	based on fixed rate
appointed by
contract

The Company recorded net interest income of NT$15,378 thousand (US$469 thousand) in 2005 and NT$87,699 thousand in 2004 from the contracts, which were recorded as an offset against interest expense on the bonds.

e.	Interest rate swaption contract

In May 2004, the Company entered into an interest rate swaption contract with a bank and according to the contract, if the interest rate ever reaches 3.65% in the period of the contract, the bank has the right to request the Company to pay a floating interest rate from May 2005 to May 2006, and receives a fixed annual rate of 3.65% on the notional amount of US$20,000 thousand. The contract was terminated in May 2005.

In April 2004, the Company entered into another interest rate swaption contract which will expire in October 2007. The contract was amended in November and December 2005, and the terms of the amended contract provide that if the interest rate (USD 6 Month LIBOR fixing at 11 am London time and set on London Business Days) ever reaches 5.25% before the expiration of the contract, the interest to be paid to the bank during the contract period is calculated based on the arrangement of the revised contract on the notional amount of US$157,000 thousand. Payment dates are every April 20 and October 20 starting from October 20, 2004 through the expiration date.

f.	Transaction risk

	1)	Credit risk

The Company is exposed to credit risk in the event of non-performance of the counter parties to forward contracts on maturity. In order to manage this risk, the Company transacts only with financial institutions with good credit ratings. As a result, no material losses resulting from counter party defaults are anticipated.

	2)	Market risk

The Company periodically purchases and sells products in currencies other than its functional currencies. This subjects the Company to the risks associated with fluctuations of foreign currency exchange rates. The Company reduces this risk by utilizing natural hedging (offsetting receivables and payables) as well as by creating offsetting positions through the use of derivative financial instruments, primarily foreign currency options contracts with maturities of less than six months. The market risk related to the foreign currency options contracts is typically offset by the changes in valuation of the underlying items being hedged. The amount of risk and the use of derivative financial instruments described above are not material to the Company’s financial position or results of operations. As of December 31, 2004, the Company had certain outstanding debt which was in variable rate short-term instruments as well as fixed rate instruments. Accordingly, the Company will be impacted by any change in short-term interest rates. The Company does not hedge either its investment in its foreign operations or its floating interest rate exposures.

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

g.	Fair value of financial instruments
	December 31

	2004		2005

	Carrying Values	Fair Values	Carrying Values		Fair Values

	NT$	NT$	NT$	US$	NT$	US$
Non-derivative financial instruments

Assets
Cash and cash equivalents	5,975,103	5,975,103	$13,263,788	404,384	$13,263,788	404,384
Short-term investments	3,194,183	3,198,369	4,352,923	132,711	4,369,254	135,209
Notes receivable	89,612	89,612	83,936	2,559	83,936	2,559
Accounts receivable	13,586,635	13,586,635	15,501,680	472,612	15,501,680	472,612
Other receivable	967,616	967,616	3,857,053	117,593	3,857,053	117,593
Pledged time deposit	125,599	125,599	62,505	1,906	62,505	1,906
Long-term investments including deferred credit
of long-term investment	4,877,216	4,079,448	4,898,057	149,331	3,756,275	114,520
Restricted assets	137,340	137,340	204,632	6,239	204,632	6,239
Guarantee deposit	245,791	245,791	223,592	6,817	223,592	6,817
Liabilities
Short-term borrowings	3,733,433	3,733,433	5,084,937	155,029	5,084,937	155,029
C/P and B/A payable	908,816	908,816	-	-	-	-
Notes and Accounts payable	7,849,948	7,849,948	10,984,695	334,899	10,984,695	334,899
Accrued expense	3,163,155	3,163,155	4,005,290	122,113	4,005,290	122,113
Payables for properties	6,550,853	6,550,853	3,659,836	111,580	3,659,836	111,580
Other payable	180,289	180,289	588,121	17,931	588,121	17,931
Long-term bonds payable	9,440,582	9,778,704	9,361,902	285,424	10,092,675	307,704
Long-term bank loan (included current portion)	38,903,219	38,903,219	38,531,037	1,174,726	38,531,037	1,174,726
Capital lease obligation (included current portion)	396,344	396,344	407,362	12,420	407,362	12,420

Derivative financial instruments

European options	(3,050)	(3,050)	(171,476)	(5,228)	(171,476)	(5,228)
Forward exchange contracts	42,335	(1,828)	(5,420)	(165)	(228,401)	(6,963)
Cross currency swap contract	(310,089)	(335,084)	(145,400)	(4,433)	(330,627)	(10,080)
Interest rate swaption contract	-	(50,867)	-	-	(53,094)	(1,619)

Geographical classify by traded object

Taiwan	(264,724)	(293,135)	(323,116)	(9,851)	(633,492)	(19,314)
Outside of Taiwan (including foreign agencies
operating in Taiwan)	(6,080)	(97,694)	820	25	(150,106)	(4,576)

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

29.	SEGMENT AND GEOGRAPHICAL INFORMATION

	a.	Geographical sales and long-lived assets information

		1)	Net revenue:
	Year Ended December 31

	2003		2004		2005

	NT$	% of Total Revenues	NT$	% of Total Revenues	NT$	US$	% of Total Revenues

America	32,897,118	59	41,094,054	55	43,294,394	1,319,951	52
Taiwan	15,498,114	28	17,656,632	23	16,798,662	512,154	20
Asia	2,590,605	5	9,821,205	13	13,649,325	416,138	16
Europe	4,741,725	8	6,664,946	9	10,293,167	313,816	12
Other	856	-	849	-	250	8	-

	55,728,418	100	75,237,686	100	84,035,798	2,562,067	100

2)	Long-lived assets:
	December 31

	2004		2005

	NT$	% of Total Long-lived Assets	NT$	US$	% of Total Long-lived Assets

Taiwan	61,258,813	74	46,661,951	1,422,621	69
Asia	20,239,551	25	20,996,335	640,132	31
America	841,487	1	382,485	11,661	-

	82,339,851	100	68,040,771	2,074,414	100

b.	Major customers

Customers that account for 10% or more of total revenues are shown below:

	Year Ended December 31

	2003		2004		2005

	NT$	% of Total Revenues	NT$	% of Total Revenues	NT$	US$	% of Total Revenues

Customer A	5,815,933	10	6,389,929	8	4,790,040	146,038	6

c.	Reported segment information

The Company has three reportable segments: packaging, testing and investing. The Company packages bare semiconductors into finished semiconductors with enhanced electrical and thermal characteristics; provides testing services, including front-end engineering testing, wafer probing and final testing services; and engages in investing activities. The accounting policies for segments are the same as those described in Note 2. Segment information for the years ended December 31, 2003, 2004 and 2005 is as follows:

		Packaging	Testing		Investing		All Other		Total
2003

Revenue from external customer	NT$	43,443,516	NT$	12,142,396	NT$	-	NT$	142,506	NT$	55,728,418
Inter-segment revenues		90,576		103,249		-		5,082,561		5,276,386
Interest revenue		53,520		7,593		47,621		5,735		114,469
Interest expense		733,843		147,975		429,750		107,315		1,418,883
Net interest expense		(680,323)		(140,382)		(382,129)		(101,580)		(1,304,414)
Depreciation and amortization		6,508,273		5,599,213		433,907		985,371		13,526,764
Impairment on assets		-		-		-		-		-
Segment profit (loss)		2,495,546		124,234		(706,384)		(623,056)		1,290,340
Segment asset		61,923,742		33,343,057		6,578,117		12,479,327		114,324,243
Expenditures for segment assets		9,084,929		6,027,521		-		2,121,874		17,234,324
Goodwill		481,123		4,115,111		-		-		4,596,234

2004

Revenue from external customer	NT$	58,261,796	NT$	16,473,924	NT$	-	NT$	501,966	NT$	75,237,686
Inter-segment revenues		122,131		128,398		-		5,254,732		5,505,261
Interest revenue		50,222		6,445		19,516		1,614		77,797
Interest expense		599,379		132,320		166,910		73,579		972,188
Net interest expense		(549,157)		(125,875)		(147,394)		(71,965)		(894,391)
Depreciation and amortization		7,487,669		6,220,398		431,492		1,257,197		15,396,756
Impairment on assets		175,348		1,774,749		-		512,000		2,462,097
Segment profit (loss)		5,035,031		691,150		(1,737,156)		(1,026,108)		2,962,917
Segment asset		75,714,335		35,200,341		4,239,422		18,796,778		133,950,876
Expenditures for segment assets		16,756,713		7,769,043		-		6,062,555		30,588,311
Goodwill		868,682		1,977,438		-		490,256		3,336,376

2005

Revenue from external customer	NT$	66,022,940	NT$	17,121,986	NT$	-	NT$	890,872	NT$	84,035,798
Inter-segment revenues		84,909		86,810		-		2,454,643		2,626,362
Interest revenue		108,362		32,013		22,097		10,853		173,325
Interest expense		965,068		194,310		288,306		123,374		1,571,058
Net interest expense		(856,706)		(162,297)		(266,209)		(112,521)		(1,397,733)
Depreciation and amortization		8,351,842		5,786,034		179,911		1,096,059		15,413,846
Impairment on assets		-		-		-		-		-
Segment profit (loss)		758,284		(575,807)		(495,164)		(5,361,159)		(5,673,846)
Segment asset		77,265,161		30,547,884		2,511,894		20,929,721		131,254,660
Expenditures for segment assets		6,359,429		2,527,322		-		4,070,654		12,957,405
Goodwill		775,899		1,627,567		-		439,556		2,843,022

2005

Revenue from external customer	US$	2,012,895	US$	522,012	US$	-	US$	27,160	US$	2,562,067
Inter-segment revenues		2,588		2,647		-		74,837		80,072
Interest revenue		3,304		976		673		331		5,284
Interest expense		29,423		5,924		8,790		3,761		47,898
Net interest expense		(26,119)		(4,948)		(8,116)		(3,431)		(42,614)
Depreciation and amortization		254,629		176,403		5,485		33,417		469,934
Impairment on assets		-		-		-		-		-
Segment profit (loss)		23,118		(17,555)		(15,096)		(163,450)		(172,983)
Segment asset		2,355,646		931,338		76,582		638,101		4,001,667
Expenditures for segment assets		193,885		77,053		-		124,105		395,043
Goodwill		23,655		49,621		-		13,401		86,677

30.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

The Company’s consolidated financial statements have been prepared in accordance with ROC GAAP, which differ in the following respects from U.S. GAAP:

a.	Pension benefits

U.S. Statement of Financial Accounting Standards (U.S. SFAS) No. 87, “Employers’ Accounting for Pensions”, was effective no later than the beginning of the first period for which a U.S. GAAP reconciliation is required. A portion of the unrecognized net transition obligation at the adoption date is to be allocated directly to equity. The Company adopted U.S. SFAS No. 87 on January 1, 1987. ROC SFAS No. 18, which is similar in many aspects to U.S. SFAS No. 87, became effective in 1996 and was adopted by the Company for ROC GAAP purposes in the same year. Therefore, pension expense is adjusted to reflect the impact of different adoption dates.

The ROC Labor Pension Act took effect on July 1, 2005 and certain employees transferred from the defined benefit plan to the defined contribution plan. Under U.S. SFAS No. 88 “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”, a curtailment is an event that significantly reduces the expected years of future service of present employees or eliminates for a significant number of employees the accrual of defined benefits for some or all of their future services. In such event, the net of the reduction in projected benefit obligation due to the transfer-out of participants and the unrecognized prior service cost associated with years of service no longer expected to be rendered by these participants are recorded as a curtailment gain or loss in the current period income. Under ROC GAAP, only reduction in projected benefit obligation due to the transfer-out of participants is recorded as curtailment gain.

b.	Short-term investments

Under ROC GAAP, marketable equity securities are carried at the lower of aggregate cost or market value, and debt securities are carried at cost, with only unrealized losses recognized. Under U.S. SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, debt and equity securities that have readily determinable fair values are to be classified as either trading, available-for-sale or held-to-maturity securities. Debt securities for which the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders’ equity.

All of the Company’s short-term investments in mutual funds, stocks, and bonds are held principally for the purpose of selling them in the near term, and are classified as trading securities under U.S. GAAP.

c.	Bonuses to employees, directors and supervisors

According to ROC regulations and the Articles of Incorporation of the Company, a portion of distributable earnings is required to be set aside as bonuses to employees, directors and supervisors. Bonuses to directors and supervisors are always paid in cash. However, bonuses to employees may be granted in cash or stock or both. All of these appropriations, including stock bonuses which are valued at par value of NT$10, are charged against retained earnings under ROC GAAP after such appropriations are formally approved by the shareholders in the following year. Under U.S. GAAP, such bonuses are charged against income in the year earned. Shares issued as part of these bonuses are recorded at fair market value. Since the amount and form of such bonuses are not usually determinable until the shareholders’ meeting in the subsequent year, the total amount of the aforementioned bonuses is initially accrued based on management’s estimate regarding the amount to be paid based on the Company’s Articles of Incorporation. Any difference between the initially accrued amount and the fair market value of any shares issued as bonuses is recognized in the year of approval by the shareholders.

Aside from the aforementioned bonus plan, the Company granted a special stock bonus to employees of NT$2,506,617 thousand in 2000. Employees who received the special stock bonus are required to continue working for the Company for an additional three years. Accordingly, the special stock bonus was allocated over three years as additional compensation expense under U.S. GAAP in the reconciliation below.

d.	Treasury stock

Under U.S. GAAP, the common shares of the Company that are held by subsidiaries are reflected as treasury stock in the consolidated balance sheet. The capital gain (loss) from sales of treasury stock is added to or deducted from capital surplus.

Beginning January 1, 2002, the Company adopted ROC SFAS No. 30, “Accounting for Treasury Stock”, which requires the stock shares of parent company held by subsidiaries be recorded as treasury stock. Prior to 2002, common shares of the Company held by subsidiaries were presented as a long-term investment with the gain or loss on the sale of the treasury stock reflected in the consolidated statements of income.

Any unrealized losses that have accumulated prior to the effective date of this standard will be recorded to the income statement when the corresponding shares are sold under ROC GAAP.

e.	Depreciation of buildings

Under ROC GAAP, buildings may be depreciated over their estimated life or up to 40 years based on ROC practices and tax regulations. For U.S. GAAP purposes, buildings are depreciated over their estimated economic useful life of 25 years.

f.	Excess of book value on transfer of buildings between consolidated subsidiaries

ASE Test, Inc., a subsidiary of the Company, purchased buildings and facilities from another subsidiary, ASE Technologies, in 1997. The purchase price was based on market value, which represents the portion of the purchase price in excess of book value NT$17,667 thousand was capitalized by ASE Test, Inc. as allowed under ROC GAAP. Under U.S. GAAP, transfers of assets between entities under common control are recorded at historical costs. Therefore, the adjustment represents the add back of this excess depreciation recorded for ROC GAAP.

g.	Gain on sales of subsidiary’s stock

The carrying value of stock investments in ASE Test by J&R Holding Limited under ROC GAAP is different from that under U.S. GAAP mainly due to the differences in accounting for bonuses to employees, directors and supervisors.

h.	Effects of U.S. GAAP adjustments on equity-method investments

The carrying values of equity-method investments and the investment income (loss) accounted for by the equity method in HCDC, HCKC, USI are reflected in the consolidated financial statements under ROC GAAP. The financial statements of these equity investees prepared under ROC GAAP are different from the financial statements of such equity investees prepared under U.S. GAAP mainly due to the differences in accounting for bonuses to employees, directors and supervisors, stock options and the depreciation of buildings. Therefore, the investment income (loss) has been adjusted to reflect the differences between ROC GAAP and U.S. GAAP in the investees’ financial statements.

i.	Impairment of long-lived assets

Under U.S. GAAP, in accordance with U.S. SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed by comparing undiscounted net cash flows of the assets against the net book value of the assets. If the recoverability test indicates that impairment has occurred, the impairment loss is the amount of the asset’s net book value in excess of the related fair value. Prior to 2004, there were no requirements related to the evaluation of recoverability of the carrying value of long-lived assets under ROC GAAP, and accordingly, the Company applied the same accounting for impairment of long-lived assets as U.S. SFAS No. 144 for both ROC GAAP and U.S. GAAP reporting.

On December 31, 2004, the Company adopted ROC SFAS No. 35 to account for impairment of long-lived assets for ROC GAAP purposes. Similar to U.S. SFAS No. 144 in principal, ROC SFAS No. 35 requires the Company to analyze for impairment when there is an indication. However, ROC SFAS No. 35 differs from U.S. SFAS No. 144 in the following aspects: (1) the determination of impairment is based on discounted cashflows and (2) previously recorded impairment can be reversed up to the net book value of the long-lived assets as if no impairment loss was recorded.

j.	Stock dividends

Under ROC GAAP, stock dividends are recorded at par value with a charge to retained earnings. Under U.S. GAAP, if the ratio of distribution is less than 25 percent of the same class of shares outstanding, the fair value of the shares issued should be charged to retained earnings. The difference for 2004 and 2005 stock dividends is treated as an additional reduction to retained earnings and an increase to capital surplus amounted to NT$3,285 million and NT$3,944 million (US$120 million), respectively.

k.	Stock option compensation

Under ROC GAAP, all stock-based compensation for awards granted or modified after January 1, 2004 should be accounted for in conformity with the related Interpretations of ARDF in the ROC. The compensation cost is measured based on the intrinsic value method and accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of the grant over the amount an employee must pay to acquire the stock. The intrinsic value of the shares is recognized as expense over the requisite service or vesting period. For U.S. GAAP reporting, the Company has elected to follow Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, which measures compensation expense based on the difference, if any, between the market price of the underlying common shares and the exercise price of the stock option on the date of the grant. The Company is required under U.S. SFAS No. 123, “Accounting for Stock-based Compensation”, to disclose the pro forma information regarding option grants to its employees computed as if the fair value method had been applied.

l.	Derivative financial instruments

Under ROC GAAP, the Company accounts for certain derivative instruments as cash flow hedges of certain forecasted transactions and accordingly any gains or losses on such contracts have been recorded to an other component of shareholder's equity. Others are described in Note 2. Under U.S. GAAP, accounting for derivative instruments is covered under U.S. SFAS No. 133, as amended by U.S. GAAP No. 138, which requires that all entities recognize derivative instruments as assets and liabilities in the balance sheet at fair value. If certain conditions are met, including certain rigorous documentation requirements, entities may elect to designate a derivative instrument as a hedge. Under U.S. GAAP, the Company does not apply hedge accounting, and derivatives have historically been, and continue to be, recorded on the consolidated balance sheet at fair value, with the changes in fair values recorded in current period earnings.

m.	Goodwill

Before January 1, 2006, under ROC GAAP, the Company amortized goodwill arising from acquisitions over 10 years. Under U.S. GAAP, the Company adopted SFAS No. 142 “Goodwill and Other Intangible Assets” on January 1, 2002, which requires the Company to review for possible impairment goodwill existing at the date of adoption and perform subsequent impairment tests on at least an annual basis. In addition, existing goodwill and intangible assets must be reassessed and classified consistently in accordance with the criteria set forth in U.S. SFAS No. 141 “Business Combinations” and U.S. SFAS No. 142. As a result, the Company ceased to amortize goodwill effective January 1, 2002. Definite-lived intangible assets will continue to be amortized over their estimated useful lives.

The Company completed its transitional impairment test on January 1, 2002 and found no impairment. The Company performed its annual impairment test during the fourth quarter and determined that the goodwill related to the acquisition of ASE Test and ISE Labs was impaired and recorded a charge of NT$2,213,045 thousand and NT$1,337,670 thousand in 2002 and 2004, respectively.

As described in Note 3, the Company adopted ROC SFAS No. 35 on December 31, 2004, and in accordance with this new standard, performed an impairment analysis and recorded an impairment charge of NT$1,950,097 thousand for the year ended December 31, 2004 based on a “recoverable amount” as determined by an estimate of the cash flows for the next six years. Under U.S. GAAP, the determination of whether or not the goodwill is impaired is made by first estimating the fair value of the reporting unit and comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the Company calculates an implied fair value of the goodwill based on an allocation of the fair value reporting unit to the underlying assets and liabilities of the reporting unit. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess.

n.	Undistributed earnings tax

Undistributed earnings generated after 1997 are subject to a 10% tax in compliance with the Income Tax Law of the ROC. Under ROC GAAP, the 10% tax on undistributed earnings is recorded as an expense in the year of shareholders’ approval. Under U.S. GAAP, the 10% tax on undistributed earnings should be accrued during the period the earnings arise and adjusted to the extent that distributions are approved by the shareholders in the following year. The Company measured its income tax expense, including the tax effects of temporary differences, using the rate that includes the tax on undistributed earnings.

o.	Impairment of long-term investments

ROC GAAP and U.S. GAAP require an assessment of impairment of long-term investments whenever events or circumstances indicate a decline in value may be other than temporary. The criteria for determining whether on not an impairment charge is required are similar under ROC GAAP and U.S. GAAP; however, the methods to measure the amount of impairment may be based on different estimates of fair values depending on the circumstances. When impairment is determined to have occurred, U.S. GAAP generally requires the market price to be used, if available, to determine the fair value of the long-term investment and measure the amount of impairment at the reporting date. Under ROC GAAP, if the market price is deemed to be a result of an inactive market, another measure of fair value may be used. No impairment charge was incurred under U.S. GAAP in 2003 as a result of the increase of the market price of the stock of investee companies. On December 31, 2004, the Company adopted ROC SFAS No. 35 and, in accordance with this standard, determined that an impairment charge of NT$512,000 thousand was required. The Company recorded an additional NT$1,195,000 thousand for the impairment under U.S. GAAP.

The following schedule reconciles net income (loss) and shareholders’ equity under ROC GAAP as reported in the consolidated financial statements to the approximate net income (loss) and shareholders’ equity amounts as determined under U.S. GAAP, giving effect to adjustments for the differences listed above.

		Year Ended December 31

		2003	2004	2005

		NT$	NT$	NT$	US$
Net income (loss)

Net income (loss) based on ROC GAAP		2,742,796	4,209,690	(4,691,187)	(143,024)

Adjustments:
a.	Pension benefits	3,172	2,568	(14,748)	(449)
b.	Short-term investments	3,151	(1,011)	12,145	370
c.	Bonuses to employees, directors and supervisors:
	Accrued regular bonuses	(307,500)	(609,008)	(191,184)	(5,829)
	Special stock bonuses	(417,769)	-	-	-
d.	Loss from sale of treasury stock	354,787	-	-	-
e.	Depreciation of buildings	(101,242)	(98,828)	(2,517)	(77)
f.	Excess of book value of building transferred between
	subsidiaries	432	432	432	13
h.	Effect of U.S. GAAP adjustments on equity-method
	investees	186,055	436,619	100,868	3,075
k.	Stock option compensation	(819,027)	238,602	(976,986)	(29,786)
l.	Derivative financial instruments	-	(374,444)	(216,037)	(6,586)
m.	Goodwill
	Amortization	819,253	877,582	528,943	16,126
	Impairment loss	-	612,427	-	-
o.	Net impact of impairment loss on equity-method investees	-	(1,195,000)	-	-
Effect of U.S. GAAP adjustments on income tax		10,953	109,068	71,629	2,184
Effect of U.S. GAAP adjustments on minority interest		(123,050)	88,376	(151,884)	(4,631)

Net decrease in net income (loss)		(390,785)	87,383	(839,339)	(25,590)

Net income (loss) based on U.S. GAAP		2,352,011	4,297,073	(5,530,526)	(168,614)

Earnings (loss) per share
Basic		0.58	1.02	(1.27)	(0.04)
Diluted		0.57	0.95	(1.27)	(0.04)
Earnings (loss) per ADS (Note 31(i))
Basic		2.89	5.08	(6.35)	(0.19)
Diluted		2.86	4.76	(6.35)	(0.19)
Number of weighted average shares outstanding (Note 31(i))
Basic		4,076,041,398	4,229,632,582	4,352,673,959	4,352,673,959
Diluted		4,113,663,780	4,509,109,898	4,352,673,959	4,352,673,959

Number of ADS
Basic		815,208,280	845,926,516	870,534,792	870,534,792
Diluted		822,732,756	901,821,980	870,534,792	870,534,792

Shareholders’ equity

Shareholders’ equity based on ROC GAAP		45,122,602	51,311,759	47,077,428	1,435,288

Adjustments:
a.	Pension benefits	(33,613)	(31,045)	(45,793)	(1,396)
b.	Short-term investments	5,197	4,186	16,331	498
c.	Bonuses to employees, directors and supervisors	(124,424)	(244,345)	-	-
e.	Depreciation of buildings	(377,449)	(476,277)	(478,794)	(14,597)
f.	Excess of book value of building transferred between
	subsidiaries	(14,895)	(14,463)	(14,031)	(428)
g.	Adjustment of carrying value of subsidiaries’ long-term
	investment	(8,619)	(8,619)	(8,619)	(263)
h.	Effects of U.S. GAAP adjustments on equity-method
	investees	112,236	548,855	649,723	19,809
k.	Stock option compensation	(908,661)	(908,661)	(908,661)	(27,703)
l.	Derivative financial instruments	-	(337,837)	(590,480)	(18,003)

					(Continued )

		Year Ended December 31

		2003	2004	2005

		NT$	NT$	NT$	US$
m.	Goodwill
	Amortization	1,634,826	2,512,408	3,041,351	92,724
	Impairment loss	(2,213,045)	(1,600,618)	(1,600,618)	(48,799)
o.	Impairment loss on equity-method investments	(883,620)	(2,078,620)	(2,078,620)	(63,373)
	Effect of U.S. GAAP adjustments on income tax	50,437	159,505	231,134	7,046
	Effect on U.S. GAAP adjustments on minority interest	(267,508)	(179,132)	(331,016)	(10,092)

	Net decrease in shareholders‘ equity	(3,029,138)	(2,654,663)	(2,118,093)	(64,577)

	Shareholders’ equity based on U.S. GAAP	42,093,464	48,657,096	44,959,335	1,370,711

	Changes in shareholders’ equity based on U.S. GAAP:

	Balance, beginning of year	35,727,228	42,093,464	48,657,096	1,483,448
	Net income (loss) for the year	2,352,011	4,297,073	(5,530,526)	(168,614)
	Capital received in advance	-	42,759	156,228	4,763
	Adjustment for common shares issued as bonuses to employees,
	directors and supervisors	590,565	421,339	350,274	10,680
	Adjustment for stock option compensation	819,027	(238,602)	976,986	29,786
	Translation adjustment	(287,422)	(919,220)	432,132	13,175
	Adjustment from changes in ownership percentage of investees	57,668	15,332	18,043	550
	Unrealized loss on long-term investment	-	(1,781)	700	21
	Capital increase through the issuance of common stock through merger	-	5,976,496	-	-
	Issuance of common stock from stock option exercised by
	employees	-	-	322,334	9,826
	Cash dividends	-	-	(411,221)	(12,537)
	Elimination of long-term investment balance on consolidation	-	(242,792)	-	-
	Sale (purchase) of treasury stock	2,850,524	(2,798,399)	-	-
	Unrecognized pension cost	(16,137)	11,427	(12,711)	(387)

	Balance, end of year	42,093,464	48,657,096	44,959,335	1,370,711

A reconciliation of significant balance sheet accounts to the approximate amounts as determined under U.S. GAAP is as follows:

	December 31

	2004	2005

	NT$	NT$	US$
Short-term investments

As reported	3,194,183	4,352,923	132,711
U.S. GAAP adjustments
Adjustment to fair value	4,186	16,331	498

As adjusted	3,198,369	4,369,254	133,209

Long-term investments

As reported	4,907,363	4,898,057	149,331
U.S. GAAP adjustments
Equity investments	548,855	649,723	19,809
Impairment loss	(2,078,620)	(2,078,620)	(63,373)

As adjusted	3,377,598	3,469,160	105,767

Buildings and improvement

As reported	15,928,712	17,558,317	535,315
U.S. GAAP adjustments
Depreciation of buildings	(476,277)	(478,794)	(14,597)
Excess of book value of building transferred between subsidiaries	(14,463)	(14,031)	(428)

As adjusted	15,437,972	17,065,492	520,290

	(Continued		)

	December 31

	2004	2005

	NT$	NT$	US$
Goodwill

As reported	3,336,376	2,843,022	86,677
U.S. GAAP adjustments
Adjustment of carrying value of subsidiaries’ long-term investment	(917,280)	(917,280)	(27,966)
Goodwill amortization	2,512,408	3,041,351	92,724
Impairment loss of goodwill	(1,600,618)	(1,600,618)	(48,799)

As adjusted	3,330,886	3,366,475	102,636

Other assets

As reported	6,848,939	7,053,533	215,047
U.S. GAAP adjustments
Effect of U.S. GAAP adjustments on income tax	159,505	231,134	7,046

As adjusted	7,008,444	7,284,667	222,093

Current liabilities

As reported	25,121,445	30,950,839	943,623
U.S. GAAP adjustments
Bonuses to employees, directors and supervisors	244,345	-	-

As adjusted	25,365,790	30,950,839	943,623

Other liabilities

As reported	2,583,205	2,462,295	75,070
U.S. GAAP adjustments
Pension benefits	31,045	45,793	1,396
Derivative financial instruments	337,837	590,480	18,002

As adjusted	2,952,087	3,098,568	94,468

As a result of the adjustments presented above, total assets under U.S. GAAP were NT$132,088,572 thousand and NT$130,103,856 thousand (US$3,966,581 thousand) as of December 31, 2004 and 2005, respectively. Total liabilities under U.S. GAAP were NT$74,847,518 thousand and NT$76,911,517 thousand (US$2,344,863 thousand) as of December 31, 2004 and 2005, respectively. Minority interest under U.S. GAAP were NT$8,583,958 thousand and NT$8,233,004 thousand (US$251,006 thousand) as of December 31, 2004 and 2005, respectively.

31.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP

	a.	Recently issued accounting standards

In November 2004, the Financial Accounting Standard Board (“FASB”) issued SFAS No. 151, “Inventory Costs – an amendment of ARB No. 43, Chapter 4.” SFAS No. 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No.151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, but early adoption is permitted during fiscal years after the date of this Statement is issued. The Company does not expect the adoption of SFAS No. 151 to impact the Company’s consolidated financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment”. This statement is a revision to SFAS No. 123 and supersedes APB Opinion No. 25. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on the accounting for transactions in which an entity obtains employee services in share-based payment transactions. Entities will be required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. This statement is effective as of the beginning of the first fiscal year beginning after June 15, 2005.

Upon adoption, the Company has two application methods to choose from: The modified-prospective transition approach or the modified-retrospective transition approach. Under the modified-prospective transition method, the Company would be required to recognize compensation cost for share-based awards to employees based on their grant-date fair value from the beginning of the fiscal period in which the recognition provisions are first applied as well as compensation cost for awards that were granted prior to, but not vested as of the date of adoption. Prior periods remain unchanged and pro forma disclosures previously required by SFAS No. 123 continue to be required. Under the modified-retrospective transition method, the Company would restate prior periods by recognizing compensation cost in the amounts previously reported in the pro forma footnote disclosure under SFAS No. 123. Under this method, the Company is permitted to apply this presentation to all periods presented or to the start of the fiscal year in which SFAS No. 123R is adopted. The Company would follow the same guidelines as in the modified-prospective transition method for awards granted subsequent to adoption and those that were granted and not yet vested. The Company adopted the modified-prospective approach, and believes the impact that adoption will have on its financial position or results of operations will approximate the magnitude of the stock-based employee compensation cost disclosed in Note 27 (e) pursuant to the disclosure requirements of SFAS No. 148.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of Accounting Principles Board (“APB”) Opinion No. 29.” This Statement addresses the measurement of exchanges of nonmonetary assets. It eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. This Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal years beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. The Company does not expect the adoption of SFAS No. 153 to impact the Company’s consolidated financial position or results of operations.

In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations”. Interpretation No. 47 clarifies that the term “conditional asset retirement obligation” as used in SFAS No. 143 “Accounting for Asset Retirement Obligations,” refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of an entity. If an entity has sufficient information to reasonably estimate the fair value of an asset retirement obligation, it must recognize a liability at the time the liability is incurred. If the liability’s fair value cannot be reasonably estimated, that fact and the reasons shall be disclosed. Interpretation NO. 47 is effective no later than the end of the first fiscal year ending after December 15, 2005 (December 31, 2005, for calendar-year enterprises). An entity shall recognize the cumulative effect of initially applying this Interpretation as a change in accounting principle. The Company adopted Interpretation NO. 47 and there was no material impact to the Company’s consolidated financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.” This Statement requires retrospective application for voluntary changes in accounting principle unless it is impracticable to do so. Statement 154’s retrospective application requirement replaces the requirement under APB Opinion No. 20, “Accounting Changes” to recognize most voluntary changes in accounting principle by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Earlier application is permitted for accounting changes and corrections of errors occurring in fiscal periods beginning after the date this Statement is issued. The Company does not expect the adoption of SFAS No. 154 to impact the Company’s consolidated financial position or results of operations.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140.” This Statement resolves issues addressed in Statement No. 133 Implementation Issue No. D1, “Application of Statement No. 133 to Beneficial Interests in Securitized Financial Assets.” SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement No. 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends Statement No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The fair value election provided for in this SFAS No. 155 may also be applied upon adoption of SFAS No. 155 for hybrid financial instruments that had been bifurcated under paragraph 12 of Statement No. 133 prior to the adoption of SFAS No. 155. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, providing the entity has not yet issued financial statements for any interim period for that fiscal year. The Company does not expect the adoption of SFAS No. 155 to impact the Company’s consolidated financial position or results of operations.

b.	Pension

Set forth below is pension information disclosed in accordance with U.S. SFAS 132 (R):

	Year Ended December 31

	2003	2004	2005

	NT$	NT$	NT$	US$
Components of net periodic benefit
cost
Service cost	355,624	455,913	488,303	14,887
Interest cost	54,218	88,087	98,268	2,996
Expected return on plan assets	(19,413)	(25,961)	(33,862)	(1,032)
Amortization of prior service cost	7,989	13,670	16,187	494
Curtailment loss on pension	-	-	18,036	550

Net periodic benefit cost	398,418	531,709	586,932	17,895

Changes in benefit obligation
Benefit obligation at beginning of
year	1,443,917	1,985,971	3,797,207	115,769
Benefit obligation from acquisition
from ASE Japan	-	1,133,061	-	-

				(Continued	)

	Year Ended December 31

	2003	2004	2005

	NT$	NT$	NT$	US$
Service cost	355,624	455,913	488,303	14,887
Interest cost	54,218	88,087	98,268	2,996
Plan amendments	15,247	-	-	-
Actuarial loss (gain)	150,332	142,752	(212,871)	(6,490)
Benefits paid	(21,414)	(52,649)	(20,065)	(612)
Exchange loss (gain)	(11,953)	44,072	(144,241)	(4,398)

Benefit obligation at end of year	1,985,971	3,797,207	4,006,601	122,152

Change in plan assets
Fair value of plan assets at
beginning of year	507,098	619,358	1,051,460	32,057
Acquire form ASE - Japan	-	299,142	-	-
Actual return on plan assets	7,890	20,428	96,113	2,930
Employer contribution	113,173	138,320	350,226	10,677
Benefits paid	(8,803)	(25,788)	(76,694)	(2,338)

	619,358	1,051,460	1,421,105	43,326

Funded status	1,366,613	2,745,747	2,585,496	78,826
Unrecognized net transition obligation	-	-	(6,803)	(207)
Unrecognized prior service cost	-	-	(276)	(8)
Unrecognized actuarial gain (loss)	(461,562)	(597,363)	(303,348)	(9,248)
Additional pension cost	28,627	8,867	12,259	373

Net amount recognized (recognized as
accrued pension cost)	933,678	2,157,251	2,287,328	69,736

Actuarial assumptions:

	2003	2004	2005
Discount rate	3.25% to 4.30%	2.50% to 4.50%	2.50% to 4.40%
Rate of compensation increase	3.00% to 5.00%	3.00% to 5.00%	2.50% to 5.00%
Expected return on plan assets	3.25%	2.50% to 3.25%	2.50% to 2.75%

The Company has no other post-retirement or post-employment benefit plans.

c.	Short-term investments

At December 31, 2004 and 2005, certain investments carried at cost under ROC GAAP were restated under U.S. SFAS 115:

	December 31

	2004

	Carrying Value	Fair Value	Unrealized Holding Gains	2005

				Carrying Value		Fair Value		Unrealized Holding Gains

	NT$	NT$	NT$	NT$	US$	NT$	US$	NT$	US$

Short-term investments
-Trading	3,194,183	3,198,369	4,186	4,352,923	132,711	4,369,254	133,209	16,331	498

		Year Ended December 31

		2003	2004	2005

		NT$	NT$	NT$	US$
d.	Income tax benefit

	Tax benefit	(276,788)	134,811	275,594	8,402
	Net change in deferred income tax
	assets (liabilities) for the period	(1,201,453)	(1,769,763)	(552,939)	(16,858)
	Income tax on undistributed earnings	170,281	86,968	173,834	5,300
	Adjustment of prior years’ income
	taxes	18,859	42,590	(86,774)	(2,645)

		(1,289,101)	(1,505,394)	(190,285)	(5,801)

	A reconciliation between the income tax calculated on pretax financial statement income based on the statutory tax rate and the income tax expense (benefit) which conforms to U.S. GAAP is as follows:

		Year Ended December 31

		2003	2004	2005

		NT$	NT$	NT$	US$
	Tax (benefit) based on pre-tax
	accounting income (loss) at
	statutory rate	527,790	1,391,754	(1,398,039)	(42,623)
	Add (less) tax effects of:
	Permanent differences
	Tax-exempt income
	Tax holiday	(481,214)	(642,285)	-	-
	Gain from sale of securities	(10,357)	(9,527)	(8,829)	(269)
	Investment gain	90,246	(202,290)	(53,909)	(1,644)
	Bonus to employee and directors	96,519	92,602	292,043	8,904
	Other	7,691	(22,094)	59,916	1,827
	Tax credits
	Utilized	(439,457)	(1,081,023)	(292,195)	(8,908)
	Deferred	(1,269,459)	(1,162,089)	1,123,668	34,258

	Income taxes (10%) on undistributed
	earnings	170,281	86,968	173,834	5,300
	Adjustment of prior year’s income tax	18,859	42,590	(86,774)	(2,646)

	Income tax benefit	(1,289,101)	(1,505,394)	(190,285)	(5,801)

	The abovementioned taxes on pretax accounting income (loss) at the statutory rates for domestic and foreign entities are shown below:

		Year Ended December 31

		2003	2004	2005

		NT$	NT$	NT$	US$
	Domestic entities in ROC (25%
	statutory rate)	674,036	1,287,255	(1,617,173)	(49,304)
	Foreign entities
	ASE Korea Inc. (30.8% statutory
	rate)	74,806	(37,683)	41,159	1,255
				(Continued	)

	Year Ended December 31

	2003	2004	2005

	NT$	NT$	NT$	US$
ASE Japan (40% statutory rate)	-	101,429	182,148	5,553
ISE Labs, Inc. (federal tax rate 35%
and state tax rate 6%)	(209,911)	(16,852)	(2,963)	(90)
ASE Test Malaysia (28% statutory
rate)	(11,141)	57,605	(1,210)	(37)

	527,790	1,391,754	(1,398,039)	(42,623)

Deferred income tax assets and liabilities as of December 31, 2004 and 2005 are summarized as follows:

		December 31

		2004	2005

		NT$	NT$	US$
Current deferred income tax assets
Unused tax credits		1,463,022	1,339,206	40,830
Operating loss carryforwards		-	1,257,792	38,347
Provision for inventory obsolescence		19,572	50,738	1,547
Provision for doubtful accounts and sales allowance		38,436	32,582	993
Unrealized foreign exchange loss		(4,424)	3,007	92
Other		86,259	96,739	2,949

		1,602,865	2,780,064	84,758
Valuation allowance		(227,415)	(1,164,368)	(35,499)

		1,375,450	1,615,696	49,259

Non-current deferred income tax assets (liabilities)
Unused tax credits		4,376,234	4,962,603	151,299
Accrued pension costs		538,129	531,545	16,205
Loss carryforwards		236,759	305,401	9,311
Investment income		(144,000)	(144,000)	(4,390)
Others		373,489	573,357	17,480

		5,380,611	6,228,906	189,905
Valuation allowance		(1,382,974)	(1,951,000)	(59,482)

		3,997,637	4,277,906	130,423

Non-current deferred income tax liabilities		32,424	-	-

e.	Employee stock option plans

ASE Option Plan

Information regarding the Company’s employee stock option plans is provided in note 18.

ASE Test Option Plan

ASE Test has three stock option plans, the 1999 Option Plan, the 2000 Option Plan and the 2004 Option Plan. Up to 2,000,000, 12,000,000 and 2,500,000 shares have been reserved for issuance under the 1999, 2000 and 2004 option plans, respectively.

The 1999, 2000 and 2004 Option Plans granted the following stock options to purchase the Company’s shares which vest ratably over a period of five years from the date of grant until the expiration of options, to directors, officers and key employees. If any granted shares are forfeited, the shares may be granted again, to the extent of any such forfeiture.

The exercise price under each of the aforementioned stock options was equal to the stock’s market price on the date of grant. Options granted under the 1999, 2000 and 2004 Option Plans expire 10 years after grant.

Information regarding the option plans of the Company is presented below:

	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Grant Date Fair Values

Beginning balance - January 1, 2003	13,331,363	$11.55
Option granted	2,000,000	12.95	$12.95
Option exercised	(478,426)	8.99
Option forfeited	(568,860)	13.72
Option expired	(982,659)	11.08

Ending balance - December 31, 2003	13,301,418	11.80
Option granted	260,000	6.18	$6.18

Option exercised	(512,815)	8.90
Option forfeited	(417,815)	11.82
Option expired	(1,753,340)	20.00

Ending balance - December 31, 2004	10,877,448	10.48
Option granted	32,500	6.50	$6.50

Option exercised	-	-
Option forfeited	(358,884)	10.97
Option expired	(60,000)	25.00

Ending balance - December 31, 2005	10,491,064	$10.37

Options outstanding on December 31, 2005, the related weighted average exercise price and remaining contractual life information are as follows (in U.S. dollars):

	Outstanding		Exercisable

	Shares	Weighted Average Price	Shares	Weighted Average Price	Weighted Average Remaining Life (Years)
Options with exercise price of:
$20-$25	627,700	$22.46	627,700	$22.46	3.94
$11.5-$12.95	2,167,450	12.81	768,200	12.61	7.69
$5.5-$9	7,695,914	8.69	6,506,829	8.79	5.25

	10,491,064		7,902,729

ASE Test has computed, for pro forma disclosure purposes, the fair value of each option grant, as defined by U.S. SFAS No. 123, using the Black-Scholes option pricing model with the following assumptions:

	2003	2004	2005

Risk-free interest rate	3.38%	3.5%-3.88%	3.88%
Expected life	5 years	5 years	5 years
Expected volatility	65.07%	78.28%	59.06%
Expected dividend	0%	0%	0%

For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the option rights vesting periods. Had the Company and ASE Test recorded compensation costs based on the estimated grant date fair value, as defined by SFAS No. 123, the Company’s net income (loss) under U.S. GAAP would have been reduced to the pro forma amounts below.

	Year Ended December 31

	2003	2004	2005

	NT$	NT$	NT$	US$

Net income (loss) based on U.S. GAAP	2,352,011	4,297,073	(5,530,526)	(168,614)
Stock - based compensation expense
(net of tax)	(220,147)	(375,135)	(424,746)	(12,949)

Pro forma net income (loss) based on U.S.
GAAP	2,131,864	3,921,938	(5,955,272)	(181,563)

Report EPS
Basic	0.58	1.02	(1.27)	(0.04)

Diluted	0.57	0.95	(1.27)	(0.04)

Pro forma EPS
Basic	0.52	0.93	(1.37)	(0.04)

Diluted	0.52	0.87	(1.37)	(0.04)

Reported EPS per ADS
Basic	2.89	5.08	(6.35)	(0.19)

Diluted	2.86	4.76	(6.35)	(0.19)

Pro forma EPS per ADS
Basic	2.62	4.64	(6.84)	(0.21)

Diluted	2.59	4.35	(6.84)	(0.21)

The pro forma amounts reflect compensation expense related to the Company 2004 option plan and ASE Test 1999, 2000 and 2004 option plans granted and vested only. In future years, the annual compensation expense may increase relative to the fair value of the options granted and vested in those future years.

f.	In accordance with U.S. SFAS No. 130 “Reporting Comprehensive Income”, the statements of comprehensive income (loss) for the years ended December 31, 2003, 2004 and 2005 are presented below:

	Year Ended December 31

	2003	2004	2005

	NT$	NT$	NT$	US$
Net income (loss) based on U.S.
GAAP	2,352,011	4,297,073	(5,530,526)	(168,614)

		(Continued)

		Year Ended December 31

		2003	2004	2005

		NT$	NT$	NT$	US$
	Translation adjustments on
	subsidiaries, net of income tax
	benefit of NT$71,856 thousand,
	NT$229,805 thousand and
	NT$108,033 thousand in 2003,
	2004 and 2005, respectively	(215,566)	(689,415)	324,099	9,881
	Unrecognized pension cost	(16,137)	11,427	(12,711)	(387)

	Comprehensive income (loss)	2,120,308	3,619,085	(5,219,138)	(159,120)

g.	U.S. GAAP cash flow information

	The following schedule presents the major captions of cash flows in accordance with U.S. SFAS N0. 95:
	Year Ended December 31

	2003	2004	2005

	NT$	NT$	NT$	US$
Cash flows
Net cash provided by operating
activities	13,295,953	19,419,255	20,375,279	621,197
Net cash used in investing activities	(18,572,586)	(30,825,342)	(13,414,821)	(408,988)
Net cash provided by financing
activities	4,221,190	9,234,004	(16,056)	(489)

Net decrease in cash	(1,055,443)	(2,172,083)	6,944,402	211,720
Cash and cash equivalents,
beginning of year	9,829,508	8,562,425	5,975,103	182,168
Effect of exchange rate changes in
cash	(211,640)	(415,239)	344,283	10,496

Cash and cash equivalents,
end of year	8,562,425	5,975,103	13,263,788	404,384

The significant reclassifications for U.S. GAAP cash flow statements pertain to the compensation to directors and supervisors and bonuses to employees are shown in the operating activity under U.S. GAAP as opposed to financing activities under ROC GAAP.

h.	Goodwill

On January 1, 2002, the Company adopted U.S. SFAS No. 142, “Goodwill and Other Intangible Assets”, which requires that goodwill no longer be amortized, and instead, be tested for impairment on a periodic basis. In conjunction with the implementation of U.S. SFAS No. 142, the Company completed a goodwill impairment review as of January 1, 2002 using a fair-value based approach in accordance with the provision of the standard and found no impairment.

The Company completed its annual goodwill impairment test at December 31, 2002 and determined that it had impairment of NT$2,213,045 thousand relating to the remaining goodwill associated with its acquisition of ASE Test. The Company also completed its annual goodwill impairment test on December 31, 2004 and determined impairment of NT$1,337,670 thousand of the remaining goodwill associated with its acquisition of ISE Labs. As of December 31, 2005, the Company had goodwill of NT$3,366,475 thousand (US$102,636 thousand) primarily from the reporting units of the testing operations.

Changes in the carrying amount of goodwill for the years ended December 31, 2004 and 2005, by reportable segment, are as follows:

	Packaging	Testing	Other	Total

	NT$	NT$	NT$	NT$	US$
Balance as of
January 1, 2004	165,307	2,935,428	-	3,100,735	94,535
Goodwill acquired
during the period	683,774	459,893	512,818	1,656,485	50,503
Goodwill impairment	-	(1,337,670)	-	(1,337,670)	(40,784)
Translation adjustment	(4,141)	(83,276)	(1,247)	(88,664)	(2,703)

Balance as of
December 31, 2004	844,940	1,974,375	511,571	3,330,886	101,551
Translation adjustment	(1,031)	36,155	465	35,589	1,085

Balance as of
December 31, 2005	843,909	2,010,530	512,036	3,366,475	102,636

i.	Earnings per share

The following table represents the computation of basic and diluted earnings (loss) per share for each of the years ended at December 31:

	2003	2004	2005

	NT$	NT$	NT$	US$
Basic EPS
Net income (loss)	2,352,011	4,297,073	(5,530,526)	(168,614)
Interest, net of tax, paid on
convertible bonds	-	163,549	-	-

Diluted EPS
Net income (loss)	2,352,011	4,460,622	(5,530,526)	(168,614)

Weighted average shares
outstanding
Basic	4,076,041,398	4,229,632,582	4,352,673,959	4,352,673,959
Effect of dilutive securities	37,622,382	279,477,316	-	-

Diluted	4,113,663,780	4,509,109,898	4,352,673,959	4,352,673,959

The denominator used for purposes of calculating earnings (loss) per ADS was the above-mentioned weighted average outstanding shares divided by five (one ADS represents five common shares). The numerator was the same as mentioned in the above EPS calculation.

SCHEDULE I

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

	Contract	Amount (US$ in Millions)	Strike Price	Maturity Date
ASE
As of December 31, 2005

	Buy USD Put/JPY Call	13.2	103.5	2006.01.05~
				2006.06.05
	Sell USD Call/JPY Put	13.2	103.5	2006.1.05~
				2006.06.05
	Buy USD Put/NTD Call	185	33.2~33.3	2006.03.20
	Sell USD Put/NTD Call	185	32.6~32.7	2006.08.21

The option contracts abovementioned were recorded for trading purpose.

As of December 31, 2004

	Buy USD Put/NTD Call	157	32.00	2005.03.25
	Sell USD Put/NTD Call	157	31.37	2005.08.25
	Buy USD Call/NTD Put	43	33.95	2008.09.25
	Buy USD Put/NTD Call	20	Note 1	2005.01.05~
				2005.04.05
	Sell USD Call/NTD Put	20	Note 2	2005.01.05~
				2005.04.05
	Buy USD Put/JPY Call	5	Note 3	2005.01.06~
				2005.05.05
	Sell USD Call/JPY Put	10	Note 4	2005.01.06~
				2005.05.05
	Buy USD Put/NTD Call	36	Note 5	2005.01.06~
				2005.06.08
	Sell USD Call/NTD Put	72	Note 6	2005.01.06~
				2005.06.08
	Sell USD Call/JPY Put	20	Note 7	2005.01.05~
				2005.04.05
	Buy USD Put/JPY Call	0.6	Note 8	2005.01.12
	Sell USD Call/JPY Put	1	Note 9	2005.01.12
	Buy USD Put/JPY Call	1	Note 10	2005.01.14
	Sell USD Call/JPY Put	1.75	Note 11	2005.01.14

Strike price is as follows:

Note 1:	If 31.20 < USD/NTD < 32.50, strike price is 32.50 ~ 32.70.
	If USD/NTD ≤ 31.20, strike price is based on the spot rate plus 100bp.

Note 2:	If USD/NTD spot rate ever reaches 33.10 at anytime before expiration , and the settlement rate ≥
	32.5, strike price is 32.50.

Note 3:	If 106.00 < USD/JPY≤109.00, strike price is 109.00 or the spot rate plus 100bp.
If USD/JPY ≤ 106.00, strike price is based on the spot rate plus 100bp.

Note 4:	If USD/JPY >109.00, strike price is 109.00.

Note 5:	If USD/NTD ≤ 33.00, and the settlement rate 31.20 < USD/NTD ≤ 32.58, strike price is 32.58 or on the spot rate plus 380bp.

If USD/NTD spot rate never reaches 33.00 at anytime before expiration , and the settlement rate
USD/NTD > 32.58, there is no transaction.

Note 6:	If USD/NTD spot rate ever reaches 33.00 at anytime before expiration , and the settlement rate
32.20 < USD/NTD ≤ 32.58 or the settlement rate USD/NTD > 32.58, strike price is 32.39 or 32.20.

Note 7:	If USD/JPY spot rate ever reaches 106.20 at anytime before expiration, and the settlement rate
USD/JPY > 103.50, strike price is 103.50.

Note 8:	If USD/JPY ≤ 106.50, strike price is based on the spot rate plus 200bp.
If 106.5 < USD/JPY ≤ 110.00, strike price is 110.00~112.00.

Note 9:	If USD/JPY spot rate ever reaches 114.00 at anytime before the expiry, and the settlement rate
USD/JPY > 110.00, strike price is 110.00.

Note 10:	If USD/JPY ≤106.50, strike price is based on the spot rate plus 100bp.
If 106.5 < USD/JPY ≤ 110.00, strike price is 110.00~112.00.

Note 11:	If USD/JPY spot rate ever reaches 113.80 at anytime before the expiry, and the settlement rate
USD/JPY > 110.00, strike price is 110.00.

Arising from European foreign currency option contracts, the Company recognized exchange gain NT$23,917 thousand and exchange loss NT$110,036 thousand (US$3,355 thousand) in 2004 and 2005, including exchange gain NT$14,184 thousand and exchange loss of NT$55,831 thousand arising from outstanding contracts based on mark-to-market valuation on the balance sheet.

ASE Test, Inc.

ASE Test, Inc. expects to receive U.S. dollars from testing services and pay N.T. dollars for short-term borrowings and payable for fixed assets; therefore ASE Test, Inc. has occasionally entered into foreign currency option contracts to manage exposures to exchange rate fluctuations. As of December 31, 2004, the outstanding European contracts were as below:

Contract	Amount (US$ in Millions)	Strike Price	Maturity Date

Sell USD Call/NTD Put	12	Note 1	2005.01.12~
			2005.06.10
Sell USD Call/NTD Put	8	Note 2	2005.01.12~
			2005.04.12
Buy USD Put/NTD Call	6	Note 3	2005.01.12~

			2005.06.10
Buy USD Put/NTD Call	4	Note 4	2005.01.12~
			2005.04.12

Note 1:	If USD/NTD ≥ 32.8, strike price is 32.8.

Note 2:	If USD/NTD ≥ 32.6, strike price is 32.6.

Note 3:	If 31 < USD/NTD < 32.525, strike price is 32.525.
If USD/NTD ≤ 31, strike price is based on the spot rate (at maturity date) plus 500 bps.

Note 4:	If 31 <USD/NTD < 32.5, strike price is 32.5.
If USD/NTD ≤ 31, strike price is based on the spot rate (at maturity date) plus 1,500 bps.

The exchange gain of NT$5,138 thousand arising from outstanding contracts is based on market-to-market valuation on balance sheet date.

ASE Korea

ASE Korea expects to pay U.S. dollars or KRW for liabilities, therefore ASE Korea has occasionally entered into foreign currency option contracts to manage exposures to exchange rate fluctuations. As of December 31, 2004 and 2005, the outstanding contracts were as below, respectively:

	Contract	Amount (US$ in Millions)	Strike Price	Maturity Date

As of December 31, 2004

	Sell USD Call/KRW Put	12	$1,063	2005.01.14~
				2005.06.15
	Sell USD Call/KRW Put	12	1,068	2005.01.14~
				2005.06.15
	Buy KRW Call/USD Put	14	1,068~1,073	2005.06.15

As of December 31, 2005

	Buy KRW Call/USD Put	15	Note 1	2006.06.28
	Sell KRW Put/USD Call	15	1,090	2006.06.28
	Buy KRW Call/USD Put	0.15	990	2006.06.28

Note 1:	Strike price is 1,070, and if USD/KRW < 990, there is no transaction.

	The exchange gain arising from outstanding contracts based on mark-to-market valuation on balance sheet date was US$446 thousand and US$412 thousand in 2004 and 2005, respectively.