Form 20-F
period 2006-12-31
ADVANCED SEMICONDUCTOR ENGINEERING INC
filed 2007-06-25
CIK 1122411

As filed with the Securities and Exchange Commission on June 25, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
OR
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-16125 (Exact Name of Registrant as Specified in Its Charter)

Advanced Semiconductor Engineering, Inc.
(Translation of Registrant’s Name into English)

REPUBLIC OF CHINA
(Jurisdiction of Incorporation or Organization)

26 Chin Third Road
Nantze Export Processing Zone
Nantze, Kaohsiung, Taiwan
Republic of China
(Address of Principal Executive Offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class Common Shares, par value NT$10.00 each	Name of Each Exchange on which Registered The New York Stock Exchange*
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

4,592,508,620 Common Shares, par value NT$10 each**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes  Ö  No ___

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes___ No  Ö

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
Yes ___ No  Ö

** As a result of the exercise of employee stock options and the conversion of our convertible bonds due September 2008 subsequent to December 31, 2006, as of May 31, 2007, we had 4,645,295,431 shares outstanding.

i

ii

USE OF CERTAIN TERMS

All references herein to (i) the “Company”, “ASE Group”, “ASE Inc.”, “we”, “us”, or “our” are to Advanced Semiconductor Engineering, Inc. and, unless the context requires otherwise, its subsidiaries, (ii) “ASE Test” are to ASE Test Limited and its subsidiaries, (iii) “ASE Test Taiwan” are to ASE Test, Inc., a company incorporated under the laws of the ROC, (iv) “ASE Test Malaysia” are to ASE Electronics (M) Sdn. Bhd., a company incorporated under the laws of Malaysia, (v) “ISE Labs” are to ISE Labs, Inc., a corporation incorporated under the laws of the State of California, (vi) “Universal Scientific” are to Universal Scientific Industrial Co., Ltd., a company incorporated under the laws of the ROC, (vii) “ASE Material” are to ASE Material Inc., a company previously incorporated under the laws of the ROC that merged into ASE Inc. on August 1, 2004, (viii) “ASE Korea” are to ASE (Korea) Inc., a company incorporated under the laws of the Republic of Korea, (ix) “ASE Chung Li” are to ASE (Chung Li) Inc., a company previously incorporated under the laws of the ROC that merged into ASE Inc. on August 1, 2004, (x) “ASE Shanghai” are to ASE (Shanghai) Inc., a company incorporated under the laws of the PRC, (xi) “Hung Ching” are to Hung Ching Development & Construction Co. Ltd., a company incorporated under the laws of the ROC, (xii) “ASE Electronics” are to ASE Electronics Inc., a company incorporated under the laws of the ROC, (xiii) “Power ASE” are to Power ASE Technology, Inc., a company incorporated under the laws of the ROC, (xiv) “GAPT” are to Global Advanced Packaging Technology Limited, a company incorporated under the laws of the PRC, (xv) “ASE Japan” are to ASE Japan Co. Ltd., a company incorporated under the laws of Japan, (xvi) the “Securities Act” are to the U.S. Securities Act of 1933, as amended, and (xvii) the “Exchange Act” are to the U.S. Securities Exchange Act of 1934, as amended.

All references to the “Republic of China”, the “ROC” and “Taiwan” are to the Republic of China, including Taiwan and certain other possessions.  All references to “Korea” or “South Korea” are to the Republic of Korea.  All references to the “PRC” are to the People’s Republic of China and exclude Taiwan, Macau and Hong Kong.

We publish our financial statements in New Taiwan dollars, the lawful currency of the ROC.  In this annual report, references to “United States dollars”, “U.S. dollars” and “US$” are to the currency of the United States; references to “New Taiwan dollars”, “NT dollars” and “NT$” are to the currency of the ROC; references to “RMB” are to the currency of the PRC; references to “JP¥” are to the currency of Japan; references to “EUR” are to the currency of the European Union; and references to “KRW” are to the currency of the Republic of Korea.  Unless otherwise noted, all translations from NT dollars to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in NT dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of December 29, 2006, which was NT$32.59=US$1.00.  All amounts translated into U.S. dollars in this annual report are provided solely for your convenience and no representation is made that the NT dollar or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or NT dollars, as the case may be, at any particular rate or at all.  On May 31, 2007, the noon buying rate was NT$33.09=US$1.00.

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

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information

SELECTED FINANCIAL DATA

The selected consolidated income statement data and cash flow data for the years ended December 31, 2004, 2005 and 2006, and the selected consolidated balance sheet data as of December 31, 2005 and 2006, set forth below are derived from our audited consolidated financial statements included in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements. The selected consolidated income statement data and cash flow data for the years ended December 31, 2002 and 2003 and the selected consolidated balance sheet data as of December 31, 2002, 2003 and 2004 set forth below are derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted in the ROC, or ROC GAAP, which differ in some material respects from accounting principles generally accepted in the United States of America, or U.S. GAAP. See note 31 to our consolidated financial statements for a description of the significant differences between ROC GAAP and U.S. GAAP for the periods covered by these consolidated financial statements.

	As of and for the Year Ended December 31,
	2002	2003	2004		2005	2006
	NT$	NT$	NT$		NT$	NT$	US$
	(in millions, except earnings per share and per ADS data)
ROC GAAP:
Income Statement Data:
Net revenues	45,586.8	55,728.4	75,237.7		84,035.8	100,423.6	3,081.4
Cost of revenues	(38,492.2)	(45,118.0)	(59,641.1)		(69,518.0)	(71,643.3)	(2,198.3)
Gross profit	7,094.6	10,610.4	15,596.6		14,517.8	28,780.3	883.1
Operating expenses:
Selling	(909.4)	(1,204.9)	(1,341.1)		(1,100.0)	(1,320.6)	(40.5)
General and administrative	(2,780.2)	(3,170.1)	(3,840.0)		(4,284.3)	(4,381.3)	(134.4)
Goodwill amortization	(815.6)	(819.3)	(877.6)		(528.9)	—	—
Research and development	(2,049.0)	(2,342.9)	(2,581.1)		(2,785.4)	(2,632.0)	(80.8)
Total operating expenses	(6,554.2)	(7,537.2)	(8,639.8)		(8,698.6)	(8,333.9)	(255.7)
Income from operations	540.4	3,073.2	6,956.8		5,819.2	20,446.4	627.4
Non-operating income (expense):
Equity in earnings (losses) of equity method investees, net	(162.4)	(20.1)	(174.4)		180.8	315.7	9.7
Goodwill amortization	(247.9)	(220.6)	(220.6)		(106.5)	—	—
Gain on sale of investment, net	101.3	618.9	57.1		71.7	56.7	1.7
Foreign exchange gain (loss), net(1)	(397.9)	(386.8)	222.4		154.3	92.8	2.8
Realized loss on long-term investments	—	(354.8)	—		—	—	—
Interest expense, net	(1,578.6)	(1,304.4)	(894.4)		(1,397.7)	(1,213.9)	(37.2)
Impairment of long-lived assets	(1,225.6)	—	—		—	—	—
Impairment of goodwill	—	—	(1,950.1)		—	—	—
Gain on insurance settlement and impairment recovery	—	—	—		—	4,574.5	140.4
Loss on fire damage	—	—	—		(8,838.1)	—	—
Other investment loss	—	—	(512.0	)(2)	—	—	—
Others, net(1)	261.0	(115.0)	(521.9)		(1,557.5)	(2,020.8)	(62.0)
Income (loss) before income tax	(2,709.7)	1,290.4	2,962.9		(5,673.8)	22,251.4	682.8
Income tax benefit (expense)	1,140.3	1,278.7	1,397.0		118.6	(2,084.8)	(64.0)

	As of and for the Year Ended December 31,
	2002	2003	2004		2005	2006
	NT$	NT$	NT$		NT$	NT$		US$
	(in millions, except earnings per share and per ADS data)
Income (loss) from continuing operations	(1,569.4)	2,569.1	4,359.9		(5,555.2)	20,166.6		618.8
Discontinued operations(3)	—	196.8	568.2		353.7	—		—
Extraordinary loss, net of income tax benefit	(34.6)	(75.7)	—		—	—		—
Cumulative effect of change in accounting principle	—	—	(26.8	)(4)	—	(342.5	)(5)	(10.5	)(5)
Minority interest in net loss (income) of subsidiaries	1,733.0	52.6	(691.6)		510.3	(2,407.9)		(73.9)
Net income (loss) attributable to shareholders of parent company	129.0	2,742.8	4,209.7		(4,691.2)	17,416.2		534.4
Income (loss) from continuing operations per common share	0.04	0.64	0.87		(1.15)	4.03		0.12
Earnings (loss) per common share(6):
Basic	0.03	0.67	0.99		(1.07)	3.95		0.12
Diluted	0.03	0.66	0.96		(1.07)	3.77		0.12
Dividends per common share(7)	—	1.00	0.57		1.00	—		—
Earnings (loss) per equivalent ADS(6):
Basic	0.16	3.33	4.94		(5.37)	19.77		0.61
Diluted	0.16	3.30	4.81		(5.37)	18.85		0.58
Number of common shares(8):
Basic	3,992.5	4,115.7	4,264.8		4,370.5	4,404.8		4,404.8
Diluted	3,992.5	4,153.7	4,545.9		4,370.5	4,664.6		4,664.6
Number of equivalent ADSs:
Basic	798.5	823.1	853.0		874.1	881.0		881.0
Diluted	798.5	830.7	909.2		874.1	932.2		932.2
Balance Sheet Data:
Current assets:
Cash	9,829.5	8,562.4	5,975.1		13,263.8	15,730.1		482.7
Financial assets—current(1)(9)	2,590.4	3,017.8	3,194.2		4,358.7	10,904.3		334.6
Notes and accounts receivable, net	8,998.5	12,909.7	13,676.2		15,585.6	11,454.9		351.5
Inventories	3,131.7	4,691.8	9,437.3		7,757.1	5,674.0		174.1
Others	2,481.7	2,276.2	3,612.1		6,578.8	4,999.5		153.4
Total	27,031.8	31,457.9	35,894.9		47,544.0	48,762.8		1,496.3
Long-term investments	6,566.7	6,342.8	4,907.4		4,898.1	5,734.5		176.0
Property, plant and equipment, net	63,088.9	67,339.9	82,339.9		68,040.8	73,543.8		2,256.6
Intangible assets	5,541.8	4,596.2	3,959.8		3,589.1	3,435.7		105.4
Other assets	2,675.8	4,587.4	6,848.9		7,053.5	5,564.1		170.7
Total assets	104,905.0	114,324.2	133,950.9		131,125.5	137,040.9		4,205.0
Short-term borrowings(10)	13,453.8	14,090.2	6,852.8		10,523.1	8,499.1		260.8
Long-term debts(11)	30,553.7	30,840.1	46,529.6		42,862.1	29,398.3		902.1
Other liabilities(12)	11,388.5	24,271.3	20,851.9		22,890.0	22,016.9		675.5
Total liabilities	55,396.0	59,124.0	74,234.3		76,275.2	59,914.1		1,838.4
Capital stock	32,548.0	35,802.8	41,000.0		45,573.7	45,925.1		1,409.2
Minority interest in consolidated subsidiaries	10,078.3	10,077.6	8,404.8		7,902.0	11,106.9		340.8
Total shareholders’ equity	49,509.0	55,200.2	59,716.6		54,850.3	77,126.8		2,366.6
Cash Flow Data:
Net cash outflow from acquisition of property, plant and equipment	(12,657.9)	(17,332.0)	(28,521.4)		(15,611.5)	(17,764.2)		(545.1)
Depreciation and amortization	12,286.3	12,766.6	14,786.3		15,032.8	14,488.2		444.6
Net cash inflow from operating activities	11,313.8	13,224.3	19,206.7		18,751.1	37,290.0		1,144.2
Net cash inflow from sale of ASE Inc. common shares	—	2,850.5	—		—	—		—
Net cash outflow from investing activities	(13,719.7)	(18,370.5)	(31,048.9)		(11,632.0)	(22,104.5)		(678.3)
Net cash inflow (outflow) from financing activities	530.5	4,090.8	9,164.2		(91.8)	(12,561.1)		(385.4)
Segment Data:
Net revenues:
Packaging	35,515.4	43,443.5	58,261.8		66,022.9	76,820.5		2,357.2
Testing	10,060.6	12,142.4	16,473.9		17,122.0	21,429.6		657.6

	As of and for the Year Ended December 31,
	2002	2003	2004	2005	2006
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except earnings per share and per ADS data)
Others	10.8	142.5	502.0	890.9	2,173.5	66.6
Gross profit:
Packaging	6,255.4	7,749.4	11,146.0	10,128.7	19,280.8	591.6
Testing	841.2	2,855.3	4,332.7	4,433.1	8,728.2	267.8
Others	(2.0)	5.7	117.9	(44.0)	771.4	23.7

	As of and for the Year Ended December 31,
	2002	2003	2004		2005		2006
	NT$	NT$	NT$		NT$		NT$		US$
	(in millions, except earnings per share and per ADS data)
U.S. GAAP:
Income Statement Data:
Net revenues	45,586.8	55,728.4	75,237.7		84,035.8		100,423.6		3,081.4
Cost of revenues	(39,308.2)	(46,399.0)	(60,030.0)		(70,544.4)		(73,366.9)		(2,251.2)
Gross profit	6,278.6	9,329.4	15,207.7		13,491.4		27,056.7		830.2
Total operating expenses	(9,294.2)	(7,079.3)	(7,227.6)		(21,882.8	)(13)	(10,113.8)		(310.3)
Income (loss) from operations	(3,015.6)	2,250.1	7,980.1		(8,391.4	)(13)	16,942.9		519.9
Non-operating income (expense)	(2,747.7)	(1,238.4)	(5,127.2)		1,958.5	(13)	1,448.4		44.4
Income tax benefit (expense)	1,162.6	1,289.7	1,506.1		190.3		(1,980.7)		(60.8)
Discontinued operations(3)	—	196.8	568.2		353.7		—		—
Extraordinary loss	(46.1)	(75.7)	—		—		—		—
Cumulative effect of change in accounting principle	—	—	(26.8	)(4)	—		(296.5	)(14)	(9.1	)(14)
Minority interest in net loss (income) of subsidiaries	1,572.5	(70.5)	(603.3)		358.4		(1,991.4)		(61.1)
Net income (loss)	(3,074.3)	2,352.0	4,297.1		(5,530.5)		14,122.7		433.3
Earnings (loss) per common share(6):
Basic	(0.78)	0.58	1.02		(1.27)		3.21		0.10
Diluted	(0.78)	0.57	0.95		(1.27)		3.07		0.09
Earnings (loss) per equivalent ADS(6):
Basic	(3.89)	2.89	5.08		(6.35)		16.03		0.49
Diluted	(3.89)	2.86	4.76		(6.35)		15.33		0.47
Number of common shares(15):
Basic	3,954.0	4,076.0	4,230.0		4,352.7		4,404.8		4,404.8
Diluted	3,954.0	4,113.7	4,509.1		4,352.7		4,661.2		4,661.2
Number of equivalent ADSs:
Basic	790.8	815.2	845.9		870.5		881.0		881.0
Diluted	790.8	822.7	901.8		870.5		932.2		932.2
Balance Sheet Data:
Current assets
Cash	9,829.5	8,562.4	5,975.1		13,263.8		15,730.1		482.7
Financial assets—current(1)	2,592.4	3,022.9	3,198.4		4,375.0		10,904.3		334.6
Notes and accounts receivable, net	8,998.5	12,909.8	13,676.2		15,585.6		11,454.9		351.5
Inventories	3,131.7	4,691.8	9,437.3		7,757.1		5,674.0		174.1
Others	2,481.7	2,276.2	3,612.1		6,578.8		4,999.5		153.4
Total	27,033.8	31,463.1	35,899.1		47,560.3		48,762.8		1,496.3
Long-term investments	5,609.3	5,571.4	3,377.6		3,469.2		4,266.9		130.9
Property, plant and equipment, net	62,797.4	66,947.6	81,849.1		67,547.9		70,842.9		2,173.8
Intangible assets	3,227.0	3,100.8	3,954.4		4,112.6		3,959.1		121.5
Other assets	2,715.3	4,637.8	7,008.5		7,284.7		5,899.4		180.9
Total assets	101,382.8	111,720.7	132,088.7		129,974.7		133,731.1		4,103.4
Short-term borrowings(10)	13,453.8	14,090.2	6,852.8		10,523.1		8,499.1		260.8
Long-term debts(11)	30,553.7	30,840.1	46,529.6		42,862.1		29,398.3		902.1
Other liabilities(12)	11,425.4	14,351.8	21,465.2		23,397.2		24,228.3		743.4
Total liabilities	55,432.9	59,282.1	74,847.6		76,782.4		62,125.7		1,906.3
Minority interest	10,222.8	10,345.1	8,584.0		8,233.0		11,021.3		338.2
Capital stock	32,548.0	35,802.0	41,000.0		45,573.7		45,925.1		1,409.2
Total shareholders’ equity	35,727.2	42,093.5	48,657.1		44,959.3		60,584.1		1,858.9

(1)
As a result of our adoption of the ROC Statement of Financial Accounting Standards, or ROC SFAS, No. 34 “Financial Instruments: Recognition and Measurement”, and ROC SFAS No. 36, “Financial Instruments: Disclosure and Presentation”, the balances in 2004 and 2005 were reclassified to be consistent with the classification used in our consolidated financial statements for 2006. Balances in 2002 and 2003 were not reclassified accordingly. See note 3 to our consolidated financial statements included in this annual report.

(2)	Represents an impairment charge of NT$512.0 million relating to our long-term investment in our unconsolidated affiliate Universal Scientific.

(3)
Amount for 2005 includes income from discontinued operations of NT$121.0 million and gain on disposal of discontinued operations of NT$232.7 million, net of income tax expense. In October 2005, ASE Test disposed of its camera module assembly operations in Malaysia.  Such operations were formerly classified as part of its packaging operations. Information in this annual report from our consolidated statements of income for the years ended December 31, 2003, 2004 and 2005 has been adjusted to reflect the reclassification of ASE Test’s camera module assembly operations as discontinued operations. Information from our consolidated statements of cash flows was appropriately not adjusted.  Because ASE Test commenced its camera module assembly operations in 2003, no reclassification for periods prior to 2003 is required.  See “Item 5. Operating and Financial Review and Prospects—Operating Results and Trend Information—Discontinued Operations”.

(4)
Represents the cumulative effect of our introduction of enterprise resource planning, or ERP, in order to increase our ability to effectively monitor our entire organization’s resource allocation, we switched from using the weighted-average method to using the moving-average method to price our raw materials and supplies.

(5)
Represents the cumulative effect of our adoption of ROC SFAS No. 34 “Financial Instrument: Recognition and Measurement” and ROC SFAS, No. 36 “Financial Instruments: Disclosure and Presentation”.   See note 3 to our consolidated financial statements included in this annual report.

(6)
The denominators for diluted earnings per common share and diluted earnings per equivalent ADS are calculated to account for the potential exercise of options and conversion of our convertible bonds into our common shares and American depositary shares, or ADSs.

(7)	Dividends per common share issued as a stock dividend.

(8)
Represents the weighted average number of shares after retroactive adjustments to give effect to stock dividends and employee stock bonuses. Beginning in 2002, common shares held by consolidated subsidiaries are classified for accounting purposes as “treasury stock”, and are deducted from the number of common shares outstanding.

(9)	Includes financial assets at fair value through profit or loss and available-for-sale financial assets.

(10)	Includes current portions of bonds payable, long-term bank loans and capital lease obligations.

(11)	Excludes current portions of bonds payable, long-term bank loans and capital lease obligations.

(12)	Includes current liabilities other than short-term borrowings.

(13)
Loss from the fire of NT$13,479.1 million at our facilities in Chung Li, Taiwan in May 2005, originally classified as non-operating income (expense) under U.S. GAAP, was reclassified as income (loss) from operations under U.S. GAAP.

(14)	Represents the cumulative effect of our adoption of U.S. SFAS No. 123R “Share-Based Payment”. See note 3 to our consolidated financial statements included in this annual report.

(15)	Represents the weighted average number of common shares after retroactive adjustments to give effect to stock dividends.

Exchange Rates

Fluctuations in the exchange rate between NT dollars and U.S. dollars will affect the U.S. dollar equivalent of the NT dollar price of the common shares on the Taiwan Stock Exchange and, as a result, will likely affect the market price of the ADSs. Fluctuations will also affect the U.S. dollar conversion by the depositary under our ADS deposit agreement referred to below of cash dividends paid in NT dollars on, and the NT dollar proceeds received by the depositary from any sale of, common shares represented by ADSs, in each case, according to the terms of the deposit agreement dated September 29, 2000 and as amended and supplemented from time to time among us, Citibank N.A., as depositary, and the holders and beneficial owners from time to time of the ADSs, which we refer to as the deposit agreement.

The following table sets forth, for the periods indicated, information concerning the number of NT dollars for which one U.S. dollar could be exchanged based on the noon buying rate for cable transfers in NT dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	NT Dollars per U.S. Dollar Noon Buying Rate
	Average	High	Low	Period-End
2002	34.53	34.79	34.70	34.70
2003	34.40	34.98	33.72	33.99
2004	33.37	34.16	33.10	33.24
2005	32.13	33.77	30.65	32.80
2006	32.51	33.31	31.28	32.59
December	32.51	33.31	31.27	32.59
2007
January	32.77	32.99	32.38	32.95
February	32.97	33.08	32.86	32.98
March	33.02	33.13	32.84	33.01
April	33.15	33.33	33.05	33.33
May	33.28	33.41	32.97	33.09

Source: Federal Reserve Statistical Release, Board of Governors of the Federal Reserve System.

On May 31, 2007, the noon buying rate was NT$33.09=US$1.00.

CAPITALIZATION AND INDEBTEDNESS

Not applicable.

REASON FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

RISK FACTORS

Risks Relating to Our Business

Since we are dependent on the highly cyclical semiconductor industry and conditions in the markets for the end-use applications of our products, our revenues and net income may fluctuate significantly.

Our semiconductor packaging and testing business is affected by market conditions in the highly cyclical semiconductor industry. All of our customers operate in this industry, and variations in order levels from our customers and service fee rates may result in volatility in our revenues and net income. From time to time, the semiconductor industry has experienced significant, and sometimes prolonged, downturns. As our business is, and will continue to be, dependent on the requirements of semiconductor companies for independent packaging and testing services, any future downturn in the semiconductor industry would reduce demand for our services. For example, in the fourth quarter of 2000, a worldwide downturn resulted in a significant deterioration in the average selling prices of, as well as demand for, our services in 2001, and adversely affected our operating results in 2001. Although the modest recovery in the semiconductor industry, evident in 2002 and 2003, strengthened in 2004 and 2005, and continued in 2006, we expect market conditions to continue to exert downward pressure on the average selling prices for our packaging and testing services. If we cannot reduce our costs or adjust our product mix to sufficiently offset any decline in average selling prices, our profitability will suffer and we may incur losses.

Market conditions in the semiconductor industry depend to a large degree on conditions in the markets for the end-use applications of semiconductor products, such as communications, personal computer and consumer electronics products. Any deterioration of conditions in the markets for the end-use applications of the semiconductors we package and test would reduce demand for our services, and would likely have a material adverse effect on our financial condition and results of operations. In 2004, approximately 37.6%, 32.3% and 26.7% of our net revenues were attributed to the packaging and testing of semiconductors used in communications, personal computer, and consumer electronics applications, respectively. In 2005, approximately 37.0%, 29.3% and 30.9% of our net revenues were attributed to the packaging and testing of semiconductors used in communications, personal computer, and consumer electronics applications, respectively. In 2006, approximately 37.2%, 24.7% and

37.3% of our net revenues were attributed to the packaging and testing of semiconductors used in communications, personal computer, and consumer electronics applications, respectively. Each of the markets for end-use applications is subject to intense competition and significant shifts in demand, which could put pricing pressure on the packaging and testing services provided by us and adversely affect our revenues and net income.

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

The semiconductor packaging and testing markets are very competitive. We face competition from a number of sources, including other independent semiconductor packaging and testing companies, especially those that offer turnkey packaging and testing services. We believe that the principal competitive factors in the packaging and testing markets are:

•	the ability to provide total solutions to our customers;

•	technological expertise;

•	range of package types and testing platforms available;

•	the ability to design and produce advanced and cost-competitive interconnect materials;

•	the ability to work closely with our customers at the product development stage;

•	responsiveness and flexibility;

•	production cycle time;

•	capacity;

•	production yield; and

•	price.

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

Our operating results have varied significantly from period to period and may continue to vary in the future. Downward fluctuations in our operating results may result in decreases in the market price of the common shares and the ADSs. Among the more important factors affecting our quarterly and annual operating results are the following:

•	changes in general economic and business conditions, particularly given the cyclical nature of the semiconductor industry and the markets served by our customers;

•	our ability to quickly adjust to unanticipated declines or shortfalls in demand and market prices for our packaging and testing services, due to our high percentage of fixed costs;

•	changes in prices for our packaging and testing services;

•	volume of orders relative to our packaging and testing capacity;

•	timing of capital expenditures in anticipation of future orders;

•	our ability to design and produce advanced and cost-competitive interconnect materials;

•	changes in costs and availability of raw materials, equipment and labor; and

•	earthquakes, drought, epidemics and other natural disasters, as well as industrial and other incidents such as fires and power outages.

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

We expect that interconnect materials will become an increasingly important value-added component of the semiconductor packaging business as technology migrates from the traditional wirebonding process towards the flip-chip wafer bumping process and interconnect materials such as advanced substrates represent a higher percentage of the cost of the packaging process. As a result, we expect that we will need to offer more advanced interconnect materials designs and production processes in order to respond to competitive industry conditions and customer requirements. In particular, our competitive position will depend to a significant extent on our ability to design and produce interconnect materials that are comparable to or better than those produced by independent suppliers and others. Many of these independent suppliers have dedicated greater resources than we have for the research and development and design and production of interconnect materials. In addition, we may not be able to acquire the technology and personnel that would enable us to further develop our in-house expertise and enhance our design and production capabilities. We have enhanced our interconnect materials capabilities through our operations originally conducted through ASE Material and now conducted through our wholly-owned subsidiary ASE Electronics and the operations of ASE Shanghai.  For more information on our interconnect materials operations, see “Item 4. Information on the Company – Business Overview – Principal Products and Services – Packaging Services – Interconnect Materials”. If we are unable to maintain and enhance our in-house interconnect materials expertise to offer advanced interconnect materials that meet the requirements of our customers, we may become less competitive and our margins and profitability may suffer as a result.

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

Our capital requirements are difficult to plan in our highly cyclical and rapidly changing industry. We will need capital to fund the expansion of our facilities as well as fund our research and development activities in order to remain competitive. We believe that our existing cash, marketable securities, expected cash flow from operations and existing credit lines under our short-term loan facilities will be sufficient to meet our capital expenditures, working capital, cash obligations under our existing debt and lease arrangements, and other requirements for at least the next twelve months.  However, future capacity expansions or market or other developments may cause us to require additional funds. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by semiconductor companies; and

•	economic, political and other conditions in Taiwan and elsewhere.

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

We have on occasion failed to comply with certain financial covenants in some of our loan agreements. Such non-compliance may also have, through broadly worded cross-default provisions, resulted in default under some of the agreements governing our other existing debt. For example, we failed to comply with certain debt ratios in some of our loan agreements as a result of additional borrowings to fund increased capital expenditures in 2004 without an increase in net income and as a result of the fire at our facilities in Chung Li, Taiwan in May 2005. By July 2005, we had either obtained waivers for, or refinanced on a long-term basis, all of the relevant loans, and are not in default under any of our existing debt. For these and other reasons, including our financial condition and our relationship with our lenders, no lender has to date sought and we do not believe that any of our lenders would seek to declare a default or enforce remedies in respect of our existing debt as a result of cross-default provisions or otherwise, although we cannot provide any assurance in this regard.

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

The United States Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. These requirements were applicable to us beginning with this annual report on Form 20-F. In addition, an independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it identifies a material weakness in our controls related to how they are documented, designed, operated or reviewed. Furthermore, during the course of the evaluation, documentation and attestation, we may identify deficiencies that we may not be able to remedy in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. If we fail to achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls, on an ongoing basis, over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs. Furthermore, we incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

If we are unable to obtain additional packaging and testing equipment or facilities in a timely manner and at a reasonable cost, our competitiveness and future profitability may be adversely affected.

The semiconductor packaging and testing businesses are capital intensive and require significant investment in expensive equipment manufactured by a limited number of suppliers. The market for semiconductor packaging and testing equipment is characterized, from time to time, by intense demand, limited supply and long delivery cycles. Our operations and expansion plans depend on our ability to obtain a significant amount of such equipment from a limited number of suppliers, including, in the case of wire bonders, Kulicke & Soffa Industries Inc., and in the case of testers, Verigy Ltd., Teradyne, Inc., Credence Systems Corporation and LTX Corporation. From time to time we have also leased certain equipment and have in the past three years increased the amount of equipment we lease. We have no binding supply agreements with any of our suppliers and acquire our packaging and testing equipment on a purchase order basis, which exposes us to changing market conditions and other substantial risks. For example, shortages of capital equipment could result in an increase in the price of equipment and longer delivery times. Semiconductor packaging and testing also require us to operate sizeable facilities. If we are unable to obtain equipment or facilities in a timely manner, we may be unable to fulfill our customers’ orders, which could adversely affect our growth prospects as well as financial condition and results of operations. See “Item 4. Information on the Company—Business Overview—Equipment”.

Fluctuations in exchange rates could result in foreign exchange losses.

Currently, the majority of our revenues from packaging and testing services are denominated in U.S. dollars, with a portion denominated in NT dollars and Japanese yen. Our cost of revenues and operating expenses associated with packaging and testing services, on the other hand, are incurred in several currencies, primarily NT dollars and U.S. dollars, as well as, to a lesser extent, Korean won, Japanese yen, Malaysian ringgit and PRC renminbi.  In addition, a substantial portion of our capital expenditures, primarily for the purchase of packaging and testing equipment, has been, and is expected to continue to be, denominated in U.S. dollars, with much of the remainder in Japanese yen. Fluctuations in exchange rates, primarily among the U.S. dollar, the NT dollar and the Japanese yen, will affect our costs and operating margins. In addition, these fluctuations could result in exchange losses and increased costs in NT dollar and other local currency terms. Despite hedging and mitigating techniques implemented by us, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations.  We incurred a foreign exchange gain of NT$222.4 million in 2004, a gain of NT$154.3 million in 2005, and a gain of NT$92.8 million (US$2.8 million) in 2006.  See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk—Foreign Currency Exchange Rate Risk”.

The loss of a large customer or disruption of our strategic alliance or other commercial arrangements with semiconductor foundries and providers of other complementary semiconductor manufacturing services may result in a decline in our revenues and profitability.

Although we have over 200 customers, we have derived and expect to continue to derive a large portion of our revenues from a small group of customers during any particular period due in part to the concentration of market share in the semiconductor industry. Our five largest customers together accounted for approximately 32.8%, 30.6%, and 26.0% of our net revenues in 2004, 2005 and 2006, respectively. No customer accounted for more than 10% of our net revenues in 2004, 2005 and 2006. The demand for our services from a customer is directly dependent upon that customer’s level of business activity, which could vary significantly from year to year. Our key customers typically operate in the cyclical semiconductor business and, in the past, have varied, and may vary in the future, order levels significantly from period to period. Some of these companies are relatively small, have limited operating histories and financial resources, and are highly exposed to the cyclicality of the industry. We cannot assure you that these customers or any other customers will continue to place orders with us in the future at the same levels as in past periods. The loss of one or more of our significant customers, or reduced orders by any one of them, and our inability to replace these customers or make up for such orders could adversely affect our revenues and profitability. In addition, we have in the past reduced, and may in the future be requested to reduce, our prices to limit the level of order cancellations. Any price reduction would likely reduce our margins and profitability.

Our strategic alliance with TSMC, currently the world’s largest dedicated semiconductor foundry, as well as our other commercial arrangements with providers of other complementary semiconductor manufacturing services, enable us to offer total semiconductor manufacturing solutions to our customers. This strategic alliance and any of our other commercial arrangements may be terminated at any time. A termination of this strategic alliance and other commercial arrangements, and our failure to enter into substantially similar alliances and commercial arrangements, may adversely affect our competitiveness and our revenues and profitability.

Our revenues and profitability may decline if we are unable to obtain adequate supplies of raw materials in a timely manner and at a reasonable price.

Our packaging operations require that we obtain adequate supplies of raw materials on a timely basis. Shortages in the supply of raw materials experienced by the semiconductor industry have in the past resulted in occasional price increases and delivery delays. For example, in 1999 and the first half of 2000, the industry experienced a shortage in the supply of advanced substrates used in ball grid array, or BGA, packaging. Raw materials such as advanced substrates are prone to supply shortages since such materials are produced by a limited number of suppliers such as Phoenix Precision Technology Corporation, Kinsus Interconnect Technology Corporation, SMI Electronic Devices Inc., Nanya Printed Circuit Board Corporation and Daeduck Electronics Technology Co. Ltd. Our operations originally conducted through ASE Material and now conducted through our wholly-owned subsidiary ASE Electronics and the operations of ASE Shanghai have improved our ability to obtain advanced substrates on a timely basis and at a reasonable cost. However, we do not expect that our internal interconnect materials operations to be able to meet all of our interconnect materials requirements. Consequently, we will remain dependent on market supply and demand for our raw materials.  We cannot guarantee that we will not experience shortages in the near future or that we will be able to obtain adequate supplies of raw materials in a timely manner or at a reasonable price. Our revenues and net income could decline if we are unable to obtain adequate supplies of high quality raw materials in a timely manner or if there are significant increases in the costs of raw materials that we cannot pass on to our customers.

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

Members of the Chang family own, directly or indirectly, a controlling interest in our outstanding common shares.  See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders”. Accordingly, these shareholders will continue to have the ability to exercise a controlling influence over our business, including matters relating to:

•	our management and policies;

•	the timing and distribution of dividends; and

•	the election of our directors and supervisors.

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

Our ability to compete successfully also depends, in part, on our ability to operate without infringing the proprietary rights of others. The semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. In January 2006, Tessera Inc. filed a suit against us and others alleging patent infringement. See “Item 8. Financial Information—Legal Proceedings”. Any litigation, whether as plaintiff or defendant and regardless of the outcome, is costly and diverts company resources.

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

With respect to long-lived assets, we did not recognize any impairment charges with regards to our equipment for the years ended December 31, 2004 and 2006, but have recognized impairment in the past. In 2005, we recognized a loss of NT$13,479.1 million on damage to our property, plant and equipment caused by a fire at our facilities in Chung Li, Taiwan. In 2006, we reversed NT$2,190.6 million (US$67.2 million) of the impairment loss recognized in 2005 under ROC GAAP due to an increase in the estimated service potential of the relevant assets. See note 29 to our consolidated financial statements included in this annual report. Reversal of the amount is not allowed under U.S. GAAP. See note 31 to our consolidated financial statements included in this annual report for a reconciliation of the differences in the cost basis of the damaged machinery and associated depreciation expense.  With respect to goodwill, in 2004, we recognized an impairment charge of NT$1,950.1 million under ROC GAAP and NT$1,337.7 million under U.S. GAAP. We did not recognize any goodwill impairment in 2005 and 2006. As of December 31, 2006, goodwill under ROC GAAP and U.S. GAAP amounted to NT$2,831.3 million (US$86.9 million) and NT$3,354.7 million (US$102.9 million), respectively.  See “Item 5. Operating and Financial Review and Prospects—Operating Results and Trend Information—Critical Accounting Policies—Realizability of Long-Lived Assets”, “Item 5. Operating and Financial Review and Prospects—Operating Results and Trend Information —Critical Accounting Policies—Goodwill” and “Item 5. Operating and Financial Review and Prospects—Operating Results and Trend Information—Operating Results and Trend Information—Goodwill Amortization under ROC GAAP”.

We are unable to estimate the extent and timing of any impairment charges for long-lived assets or goodwill for future years under ROC GAAP or under a reconciliation with U.S. GAAP, and we cannot give any assurance that impairment charges will not be required in periods subsequent to December 31, 2006. Any impairment charge may have a material adverse effect on our net income.  The determination of an impairment charge at any given time is based significantly on our expected results of operations over a number of years subsequent to that time. As a result, an impairment charge is more likely to occur during a period in which our operating results and outlook are otherwise already depressed.

Risks Relating to Taiwan, ROC

Strained relations between the ROC and the PRC could negatively affect our business and the market value of your investment.

Our principal executive offices and our principal packaging and testing facilities are located in Taiwan and approximately 75.8%, 73.5%, and 74.4% of our net revenues in 2004, 2005 and 2006, respectively, were derived from our operations in Taiwan. The ROC has a unique international political status. The government of the PRC asserts sovereignty over all of China, including Taiwan, and does not recognize the legitimacy of the ROC government. Although significant economic and cultural relations have been established in recent years between the ROC and the PRC, relations have often been strained and the PRC government has indicated that it may use military force to gain control over Taiwan in some circumstances, such as the declaration of independence by the ROC.  Political uncertainty could adversely affect the prices of our common shares and ADSs.  Relations between the ROC and the PRC and other factors affecting the political or economic conditions in Taiwan could have a material adverse effect on our financial condition and results of operations, as well as the market price and the liquidity of our common shares and ADSs.

Currently, we manufacture interconnect materials as well as provide module assembly services from time to time in the PRC through our wholly-owned subsidiary ASE Shanghai.  We also provide wire bond packaging and testing services in the PRC through our wholly-owned subsidiary GAPT. See “Item 4. Information on the Company—Organizational Structure—Our Consolidated Subsidiaries”. The ROC government currently restricts certain types of investments by ROC companies, including ourselves, in the PRC, including certain types of investments in facilities for the packaging and testing of semiconductors. In April 2006, these restrictions were amended to permit investments in facilities for certain less advanced wire bond packaging and testing services.  We do not know when or if such laws and policies governing investment in the PRC will be amended, and we cannot assure you that such ROC investment laws and policies will permit us to make further investments in the PRC in the future that we consider beneficial to us. Our growth prospects and profitability may be adversely affected if we are restricted from making certain additional investments in the PRC and are not able to fully capitalize on the growth of the semiconductor industry in the PRC.

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

Our production facilities as well as many of our suppliers and customers and providers of complementary semiconductor manufacturing services, including foundries, are located in Taiwan. If our customers are affected by an earthquake, a typhoon, a drought or any other natural disasters, or power outage or other industrial incidents, it could result in a decline in the demand for our packaging and testing services. If our suppliers or providers of complementary semiconductor manufacturing services are affected, our production schedule could be interrupted or delayed. As a result, a major earthquake, typhoon, drought, or other natural disaster in Taiwan, or a power outage or other industrial incident could severely disrupt the normal operation of our business and have a material adverse effect on our financial condition and results of operations.

Any outbreak of avian flu or recurrence of SARS or other contagious disease may have an adverse effect on the economies and financial markets of certain Asian countries and may adversely affect our results of operations.

The World Health Organization, or WHO, reported in January 2005 that “during 2004, large parts of Asia experienced unprecedented outbreaks of highly pathogenic avian influenza, caused by the H5N1 virus”, which moved the world closer than at any time since 1968 to an influenza pandemic “with high morbidity, excess mortality, and social and economic disruption”. There have continued to be cases of outbreaks of avian flu in certain regions of Asia, Europe and Africa with human casualties reported in countries such as Azerbaijan, Cambodia, Egypt, Indonesia, Iraq, the PRC, Thailand, Turkey and Vietnam. Additionally, in the first half of 2003, the PRC, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries encountered an outbreak of severe acute respiratory syndrome, or SARS, which is a highly contagious form of atypical pneumonia. The SARS outbreak had an adverse effect on our results of operations for the first half of 2003, primarily due to the lower than expected demand for our packaging and testing services that resulted from the adverse effect of such SARS outbreak on the level of economic activity in the affected regions. There is no guarantee that an outbreak of avian flu, SARS or other contagious disease will not occur again in the future and that any future outbreak of avian flu, SARS or other contagious disease or the measures taken by the governments of the ROC, Hong Kong, the PRC or other countries against such potential outbreaks, will not seriously interrupt our production operations or those of our suppliers and customers, which may have a material adverse effect on our results of operations. The perception that an outbreak of avian flu, SARS or other contagious disease may occur again may have an adverse effect on the economic conditions of certain countries in Asia.

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

The ROC securities market is smaller and more volatile than the securities markets in the United States and in many European countries. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and volumes of sales of listed securities and there are currently limits on the range of daily price movements on the Taiwan Stock Exchange.  The Taiwan Stock Exchange Index peaked at 12,495.3 in February 1990, and subsequently fell to a low of 2,560.5 in October 1990. On May 31, 2007, the Taiwan Stock Exchange Index closed at 8,145.0. The Taiwan Stock Exchange has experienced problems such as market manipulation, insider trading and payment defaults. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of ROC companies, including the common shares and the ADSs, in both the domestic and the international markets.

Holders of common shares and ADSs may incur dilution as a result of the practice among ROC technology companies of issuing stock bonuses and stock options to employees.

Similar to other ROC technology companies, we issue bonuses from time to time in the form of common shares valued at par under our employee stock bonus plan. In addition, under the revised ROC Company Law we may, upon approval from our board of directors and the ROC Securities and Futures Bureau of the Financial Supervisory Commission, Executive Yuan (formerly known as the Securities and Futures Commission), establish employee stock option plans.  We currently maintain two employee stock option plans pursuant to which our full-time employees and the full-time employees of our domestic and foreign subsidiaries are eligible to receive stock option grants.  As of December 31, 2006, 299,885,000 options had been granted. See “Item 6. Directors, Senior Management and Employees—Compensation—ASE Inc. Employee Bonus and Stock Option Plans”. The issuance of our common shares pursuant to stock bonuses or stock options may have a dilutive effect on the holders of outstanding common shares and ADSs.

Restrictions on the ability to deposit our common shares into our ADS facility may adversely affect the liquidity and price of our ADSs.

The ability to deposit common shares into our ADS facility is restricted by ROC law.  A significant number of withdrawals of common shares underlying our ADSs would reduce the liquidity of the ADSs by reducing the number of ADSs outstanding. As a result, the prevailing market price of our ADSs may differ from the prevailing market price of our common shares on the Taiwan Stock Exchange. Under current ROC law, no person or entity, including you and us, may deposit our common shares in our ADS facility without specific approval of the ROC Financial Supervisory Commission, Executive Yuan, unless:

(1)	we pay stock dividends on our common shares;

(2)	we make a free distribution of common shares;

(3)	holders of ADSs exercise preemptive rights in the event of capital increases; or

(4)
to the extent permitted under the deposit agreement and the relevant custody agreement, investors purchase our common shares, directly or through the depositary, on the Taiwan Stock Exchange, and deliver our common shares to the custodian for deposit into our ADS facility, or our existing shareholders deliver our common shares to the custodian for deposit into our ADS facility.

With respect to item (4) above, the depositary may issue ADSs against the deposit of those common shares only if the total number of ADSs outstanding following the deposit will not exceed the number of ADSs previously approved by the ROC Financial Supervisory Commission, Executive Yuan plus any ADSs issued pursuant to the events described in subparagraphs (1), (2) and (3) above.

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

The voting rights of a holder of ADSs as to the common shares represented by its ADSs are governed by the deposit agreement. Holders of ADSs will not be able to exercise voting rights on an individual basis. If holders representing at least 51% of the ADSs outstanding at the relevant record date instruct the depositary to vote in the same manner regarding a resolution, including the election of directors and supervisors, the depositary will cause all common shares represented by the ADSs to be voted in that manner. If the depositary does not receive timely instructions representing at least 51% of the ADSs outstanding at the relevant record date to vote in the same manner for any resolution, including the election of directors and supervisors, holders of ADSs will be deemed to have instructed the depositary or its nominee to authorize all the common shares represented by the ADSs to be voted at the discretion of our chairman or his designee, which may not be in the interest of holders of ADSs. Moreover, while shareholders who own 1% or more of our outstanding shares are entitled to submit one proposal to be considered at our annual general meetings of shareholders, only holders representing at least 51% of our ADSs outstanding at the relevant record date are entitled to submit one proposal to be considered at our annual general meetings of shareholders.  Hence, only one proposal may be submitted on behalf of all ADS holders.

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

Under current ROC law, the depositary, without obtaining approvals from the Central Bank of the Republic of China (Taiwan) or any other governmental authority or agency of the ROC, may convert NT dollars into other currencies, including U.S. dollars, for:

•	the proceeds of the sale of common shares represented by ADSs or received as stock dividends from the common shares and deposited into the depositary receipt facility; and

•	any cash dividends or distributions received from the common shares.

In addition, the depositary may also convert into NT dollars incoming payments for purchases of common shares for deposit in the ADS facility against the creation of additional ADSs. The depositary may be required to obtain foreign exchange approval from the Central Bank of the Republic of China (Taiwan) on a payment-by-payment basis for conversion from NT dollars into foreign currencies of the proceeds from the sale of subscription rights for new common shares. Although it is expected that the Central Bank of the Republic of China (Taiwan) will grant this approval as a routine matter, we cannot assure you that in the future any approval will be obtained in a timely manner, or at all.

Under current ROC law, a holder of the ADSs, without obtaining further approval from the Central Bank of the Republic of China (Taiwan), may convert from NT dollars into other currencies, including U.S. dollars, the following:

•
the proceeds of the sale of any underlying common shares withdrawn from the depositary receipt facility or received as a stock dividend that has been deposited into the depositary receipt facility; and

•	any cash dividends or distribution received from the common shares.

However, such holder may be required to obtain foreign exchange approval from the Central Bank of the Republic of China (Taiwan) on a payment-by-payment basis for conversion from NT dollars into foreign currencies of the proceeds from the sale of subscription rights for new common shares. Although the Central Bank of the Republic of China (Taiwan) is generally expected to grant this approval as a routine matter, we cannot assure you that you will actually obtain this approval in a timely manner, or at all.

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

Item 4.  Information on the Company

HISTORY AND DEVELOPMENT OF THE COMPANY

Advanced Semiconductor Engineering, Inc. was incorporated on March 23, 1984 as a company limited by shares under the ROC Company Law, with facilities in the Nantze Export Processing Zone located in Kaohsiung, Taiwan. We were listed on the Taiwan Stock Exchange in 1989. In 1990, we acquired ASE Test Taiwan, which provides our customers with testing services. In 1991, we established ASE Test Malaysia, which provides our customers with testing and packaging services. In 1997, we established ASE Material to design and produce interconnect materials.  Our principal executive offices are located at 26 Chin Third Road, Nantze Export Processing Zone, Nantze, Kaohsiung, Taiwan, ROC and our telephone number at the above address is (886) 7361-7131.

ASE Chung Li and ASE Korea

In July 1999, we purchased Motorola’s Semiconductor Products Sector operations in Chung Li, Taiwan and Paju, South Korea for the packaging and testing of semiconductors with principally communications, consumer and automotive applications. We acquired substantially all of the assets of ASE Chung Li and 100.0% of the outstanding shares of ASE Korea.  We acquired a 70.0% interest in each of the two businesses, and ASE Test acquired the remaining 30.0% interest. This division of the investment reflected in part our estimate of the relative packaging and testing values at the facilities.

ISE Labs

In May 1999, we acquired 70.0% of the outstanding shares of ISE Labs, a semiconductor testing company with its principal facilities located in Fremont and Santa Clara, California. We subsequently increased our holding to 100.0% through purchases made in April, July and November 2000 and in January 2002.

Universal Scientific

From February through July of 1999, we purchased 22.6% of the outstanding shares of Universal Scientific, principally through open market purchases on the Taiwan Stock Exchange. We subsequently increased our holding to 23.3% following open market purchases of additional shares in July and August of 2000. As of April 30, 2007, we held 19.5% of Universal Scientific’s outstanding equity shares. Four out of the nine directors on the Universal Scientific board of directors, including the chairman, are our representatives.

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

In August 2006, the operations originally conducted through ASE Material were spun off into our wholly-owned subsidiary ASE Electronics. See “—Organizational Structure—Our Consolidated Subsidiaries—ASE Electronics”.

Joint Venture with Compeq Manufacturing Co. Ltd.

On October 28, 2003, we entered into a joint venture agreement with Compeq to establish ASE-Compeq Technologies, Inc. to focus on the design and production of interconnect materials for packaging semiconductors. Pursuant to the joint venture agreement, we initially owned 60.0% of the equity interest in ASE-Compeq Technologies, Inc. and Compeq owned the remaining 40.0%. In October 2005, we purchased the remaining 40.0% of ASE-Compeq Technologies, Inc. from Compeq and dissolved the company in May 2006.

Acquisition of ASE (U.S.) Inc.

In order to decrease our dependence upon sales agents for after-sales and customer service in North America and Europe, in July 2004, we, through our subsidiary J&R Holding Limited, purchased all of the outstanding shares of ASE (U.S.) Inc. from Y.C. Hsu, ASE (U.S.) Inc.’s sole shareholder, for a purchase price of US$4.6 million. ASE (U.S.) Inc. is now our wholly-owned subsidiary through which we provide after-sales and customer service in North America and Europe. See “—Business Overview—Sales and Marketing—Sales and Customer Service Agents”.

Joint Venture with Powerchip Semiconductor Corp.

On July 14, 2006, we entered into a joint venture agreement with Powerchip Semiconductor Corp., or Powerchip, to establish Power ASE to focus on packaging and testing of memory semiconductors. Pursuant to the joint venture agreement, we invested US$30.0 million for 60.0% of the equity interest in Power ASE and Powerchip invested US$20.0 million for the remaining 40.0%.

Potential Offer by The Carlyle Group

On November 24, 2006, we announced the receipt of an indication of interest from a consortium of investors led by The Carlyle Group regarding the potential offer for all our outstanding shares.  Our Chairman and Chief Executive Officer, Jason Chang, agreed to participate as a member of the investor consortium subject to certain conditions. On April 17, 2007, we were notified by the investor consortium of its decision not to pursue the proposed transaction.

Acquisition of GAPT

On January 11, 2007, we completed the acquisition of 100.0% of GAPT for a purchase price of US$60.0 million. Based in Shanghai, PRC, GAPT provides wire bond packaging and testing services for a wide range of semiconductors.

Joint Venture with NXP Semiconductors

On February 2, 2007, we and NXP Semiconductors (formerly known as Philips Semiconductors), or NXP, announced the signing of a memorandum of understanding to form a joint venture company in Suzhou, PRC focused on semiconductor testing and packaging.  The terms of the agreement are subject to final negotiations between NXP and us and the receipt of necessary approvals from regulatory authorities.  We currently plan to acquire 60.0% of the equity of NXP Semiconductors Suzhou Ltd., NXP’s existing testing and packaging operations in Suzhou, with NXP retaining the remaining 40.0%.

BUSINESS OVERVIEW

Together with our subsidiary ASE Test, we are the world’s largest independent provider of semiconductor packaging and testing services based on 2006 revenues.  Our services include semiconductor packaging, design and production of interconnect materials, front-end engineering testing, wafer probing and final testing services. We believe that, as a result of the following, we are better positioned than our competitors to meet the requirements of semiconductor companies worldwide for outsourced packaging and testing services across a wide range of end-use applications:

•	our ability to provide a broad range of advanced semiconductor packaging and testing services on a large-scale turnkey basis;

•	our expertise in developing and providing advanced packaging, interconnect materials and testing technologies and solutions;

•	our scale of operations and financial position, which enable us to make significant investments in capacity expansion and research and development as well as to make selective acquisitions;

•	our geographic presence in key centers of outsourced semiconductor and electronics manufacturing; and

•
our long-term relationships with providers of complementary semiconductor manufacturing services, including our strategic alliance with TSMC, currently the world’s largest dedicated semiconductor foundry.

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

Our global base of over 200 customers includes leading semiconductor companies across a wide range of end-use applications:

•	Altera Corporation	•	NEC Electronics Corporation
•	ATI Technologies, Inc.	•	NVIDIA Corporation
•	Conexant Systems, Inc.	•	ON Semiconductor Corp.
• •	Cambridge Silicon Radio Limited Freescale Semiconductor, Inc. (formerly	•	NXP Semiconductors (formerly the semiconductor operations of Philips Semiconductors Inc.)
	the semiconductor operations of Motorola, Inc.)	•	Qualcomm Incorporated
•	Microsoft Corporation	•	RF Micro Devices, Inc.
•	Media Tek Inc.	•	Silicon Integrated Systems Corp.
		•	STMicroelectronics N.V.
		•	Sunplus Technology Co., Ltd.
		•	VIA Technologies, Inc.

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

The semiconductor industry is characterized by strong long-term growth, with periodic and sometimes severe cyclical downturns. The Semiconductor Industry Association estimates that worldwide sales of semiconductors increased from approximately US$51 billion in 1990 to approximately US$249 billion in 2006. The semiconductor industry experienced strong growth between 1992 and 1995 and between 1998 and 2000, with declines between 1996 and the first half of 1997 as well as in 1998. Starting from the fourth quarter of 2000, the semiconductor industry experienced a severe downturn due to a slowdown in the global economy, overcapacity in the semiconductor industry and worldwide inventory adjustment. The semiconductor industry started to show signs of a modest recovery in 2002, primarily as a result of inventory replenishment and the introduction of new products. This modest recovery, evident in 2002 and 2003, strengthened in 2004, 2005 and 2006, according to Gartner Dataquest. We believe that the pattern of long-term growth and cyclical fluctuations will continue in the semiconductor industry.

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

Process	Description

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

Maintain Our Focus on Providing a Complete Range of Semiconductor Packaging and Testing Services

We believe that an important factor in our ability to attract leading semiconductor companies as our customers has been our ability to provide turnkey services on a large scale. Turnkey services consist of the integrated packaging, testing and direct shipment of semiconductors to end users designated by our customers. As part of our integrated packaging solution, we also design and produce advanced and cost-competitive interconnect materials, substantially all of which are for internal use in our packaging operations. As a result of our technical expertise and large production capacity in both packaging and testing, we are able to provide turnkey services on a large scale. As product lives and production cycles shorten and packaging and testing technologies advance more rapidly, our customers increasingly value our ability to work with them as an integral and strategic partner in the development of their products. The front-end engineering testing expertise of ISE Labs has greatly enhanced our ability to participate in the earlier stages of circuit design and the semiconductor manufacturing process. Our establishment of ASE Material in 1997 for the design and production of interconnect materials has provided us with expertise in interconnect materials technology, which has become increasingly critical for our customers both in terms of cost and production cycle time.  Our operations originally conducted through ASE material are now conducted through our wholly-owned subsidiary ASE Electronics.

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

We intend to continue to focus on developing and enhancing our existing interconnect materials capabilities through our interconnect materials operations.  We expect that interconnect materials will become an increasingly important value-added component of the semiconductor packaging business as packaging technology migrates from the traditional wire bonding process towards the flip-chip wafer bumping process and interconnect materials such as advanced substrates represent a higher percentage of the cost of the packaging process. By focusing on the design and production of interconnect materials, we plan to capture most of the value added components of the packaging business and lead the migration in packaging technology. In 2006, our interconnect materials operations supplied approximately 39.3% of our consolidated substrate requirements by value, and we are working to increase the percentage of our substrate requirements obtained from our own operations.

We intend to continue to strengthen our capabilities in testing complex, high-performance semiconductors. In particular, we plan to focus on testing logic/mixed-signal semiconductors that are characterized by very high clock speeds, high pin count and high levels of integration.

The increasing miniaturization of semiconductors and the growing complexity of interconnect technology have also resulted in the blurring of the traditional distinctions among assembly at different levels of integration: chip, module, board and system. We currently provide module assembly services primarily at our facilities in Korea. Our interest in Universal Scientific has provided us with access to process and product technologies at the levels of module, board and system assembly and test, which helps us to better anticipate industry trends and take advantage of potential growth opportunities.

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

We evaluate acquisition and joint venture opportunities on the basis of access to new markets and technology, the enhancement of our production capacity, economies of scale and management resources, and closer proximity to existing and potential customers. In 1999, we acquired ISE Labs, an independent testing company with operations in California, Texas, Hong Kong and Singapore. Through combining the front-end engineering testing capabilities of ISE Labs with our existing final testing capabilities, we are able to provide our customers with complete semiconductor testing solutions. In 1999, we acquired the semiconductor packaging and testing operations of Motorola, Inc. located in Chung Li, Taiwan and Paju, South Korea, which enabled us to expand our capacity and gain access to specialized packaging and testing technologies with a focus on wireless communications and automotive end-products. In February 2004, we acquired NEC’s semiconductor packaging and testing operations located in Yamagata, Japan, which enabled us to expand our capacity and gain access to the Japanese market and advanced packaging and testing facilities and know-how. In July 2006, we entered into a joint venture with Powerchip, a DRAM manufacturer in Taiwan that focuses on packaging and testing of memory semiconductors. The joint venture began operations in December 2006. We expect this joint venture to help us develop our capabilities with respect to memory semiconductors and benefit from future growth in the market for memory products.  In February 2007, we and NXP announced the signing of a memorandum of understanding to form a joint venture company in Suzhou, PRC focused on semiconductor testing and packaging.  The terms of the agreement are subject to final negotiations between NXP and us and the receipt of necessary approvals from regulatory authorities.  We currently plan to acquire a 60.0% interest in NXP’s existing testing and packaging operations in Suzhou, with NXP retaining the remaining 40.0%.  We expect the joint venture to help us to expand our capacity and efficiently serve both international and domestic PRC markets.

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

In addition to our locations in Taiwan, we have operations in the following locations:

•	Korea — an increasingly important center for the manufacturing of memory and communications devices with a concentration of integrated device manufacturers specializing in these products;

•	Malaysia and Singapore — an emerging center for outsourced semiconductor manufacturing in Southeast Asia with a concentration of integrated device manufacturers;

•	Silicon Valley in California — the preeminent center for semiconductor design, with a concentration of fabless customers;

•	Japan — an emerging market for semiconductor packaging and testing services as Japanese integrated device manufacturers increasingly outsource their semiconductor manufacturing requirements; and

•	PRC — a fast-growing market for semiconductor manufacturing for domestic consumption.

Strengthen and Develop Strategic Relationships with Providers of Complementary Semiconductor Manufacturing Services

We intend to strengthen existing, and develop new, strategic relationships with providers of other complementary semiconductor manufacturing services, such as foundries, as well as equipment vendors, raw material suppliers and technology research institutes, in order to offer our customers total semiconductor manufacturing solutions covering all stages of the manufacturing of their products from design to shipment.

Since 1997, we have maintained a strategic alliance with TSMC, currently the world’s largest dedicated semiconductor foundry, which designates us as the non-exclusive preferred provider of packaging and testing services for semiconductors manufactured by TSMC. Through our strategic alliance with and close geographic proximity to TSMC, we are able to offer our customers a total semiconductor manufacturing solution that includes access to foundry services in addition to our packaging, testing and direct shipment services.

Principal Products and Services

We offer a broad range of advanced semiconductor packaging and testing services. Our package types employ either leadframes or substrates as interconnect materials. The semiconductors we package are used in a wide range of end-use applications, including communications, personal computers, consumer electronics, industrial, automotive and other applications. Our testing services include front-end engineering testing, which is performed during and following the initial circuit design stage of the semiconductor manufacturing process, wafer probe, final testing and other related semiconductor testing services. We focus on packaging and testing logic semiconductors. We offer our customers turnkey services which consist of packaging, testing and direct shipment of semiconductors to end users designated by our customers. In 2004, 2005 and 2006, our packaging revenues, including revenues from module assembly, accounted for 77.4%, 78.6% and 76.5% of our net revenues, respectively, and our testing revenues accounted for 21.9%, 20.4% and 21.3% of our net revenues, respectively.

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

The semiconductor packaging industry has evolved to meet the advanced packaging requirements of high-performance semiconductors. The development of high-performance electronics products has spurred the innovation of semiconductor packages that have higher interconnect density and better electrical performance. As a part of this technology migration, semiconductor packages have evolved from leadframe-based packages to substrate-based packages. The key differences of these package types are:

•	the size of the package;

•	the density of electrical connections the package can support; and

•	the thermal and electrical characteristics of the package.

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

Package Types	Number of Leads	Description	End-Use Applications
		memory devices.	and hard disk drives.

Small Outline Plastic J-Bend Package (SOJ)	20-44	Designed for memory and low pin-count applications.	DRAM memory devices, microcontrollers, digital analog conversions and audio/video applications.

Plastic Leaded Chip Carrier (PLCC)	28-84	Designed for applications that do not require low-profile packages with high density of interconnects.	Personal computers, scanners, electronic games and monitors.

Plastic Dual In-line Package (PDIP)	8-64	Designed for consumer electronic products.	Telephones, televisions, audio/video applications and computer peripherals.

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

The BGA package type was developed in response to the requirements of advanced semiconductors. The benefits of the BGA package type include:

•	smaller package size;

•	higher pin-count;

•	greater reliability;

•	superior electrical signal transmission; and

•	better heat dissipation.

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

We believe that there will continue to be growing demand for packaging solutions with increased input/output density, smaller size and better heat dissipation characteristics. In anticipation of this demand, we have focused on developing our capabilities in some advanced packaging solutions, such as flip-chip BGA. Flip-chip BGA technology replaces wire bonding with wafer bumping for interconnections within the package. Wafer bumping involves the placing of tiny solder balls, instead of wires, on top of dies for connection to substrates. As compared with more traditional packages, which allow input/output connection only on the boundaries of the dies, flip-chip packages significantly enhance the input/output flow by allowing input/output connection over the entire surface of the dies.

The following table sets forth our principal substrate-based packages.

Package Types	Number of Leads	Description	End-Use Applications
Plastic BGA	5-1520
Designed for semiconductors which require the enhanced performance provided by plastic BGA, including personal computer chipsets, graphic controllers and microprocessors, application-specific integrated circuits, digital signal processors and memory devices.
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

Interconnect Materials.  Interconnect materials connect the input/output on the semiconductor dies to the printed circuit board. Interconnect materials include leadframe, which is a miniature sheet of metal, generally made of copper and silver alloys, on which the pattern of input/output leads has been cut, and substrate, which is a multi-layer miniature printed circuit board. Interconnect materials are an important element of the electrical characteristics and overall performance of semiconductors. Until the fourth quarter of 2005 when we discontinued production of leadframes, we produced both leadframes and substrates for use in our packaging operations. In 2006, our interconnect materials operations supplied approximately 39.3% of our consolidated substrate requirements by value.

We expect substrates will become an increasingly important value-added component of the semiconductor packaging business. The demand for higher performance semiconductors in smaller packages will continue to spur the development of advanced substrates that can support the advancement in circuit design and fabrication. As a result, we believe that the market for substrates will grow and the cost of substrates as a percentage of the total packaging process will increase, especially for advanced packages such as flip-chip BGA packages. In the past, substrates we designed for our customers were produced by independent substrate manufacturers. In anticipation of the migration in packaging technology, we established ASE Material in 1997 and commenced the production of interconnect materials at ASE Shanghai in June 2004 to develop our capabilities in the design and production of interconnect materials for use in our packaging operations, which we believe can help us capture growth opportunities in the interconnect materials business as well as reduce the production cycle time for our customers by integrating substrate design into our packaging services. In 2004, we merged ASE Material with and into us, and in August 2006 we spun off the operations of ASE Material into our wholly-owned subsidiary ASE Electronics. See “—History and Development of the Company – Merger with ASE Chung Li and ASE Material” and “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions”.

The following table sets forth, for the periods indicated, the percentage of our packaging revenues accounted for by each principal type of packaging products or services.

	Year Ended December 31,
	2004	2005	2006
	(percentage of packaging revenues)

Advanced substrate and leadframe-based packages(1)(2)	79.5%	79.3%	82.8%
Traditional leadframe-based packages(3)	8.7	6.6	5.2
Module assembly	8.1	10.0	7.1
Other	3.7	4.1	4.9
Total	100.0%	100.0%	100.0%

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

•
Customized Software Development.  Test engineers develop customized software to test the semiconductor using advanced testing equipment. Customized software, developed on specific testing platforms, is required to test the conformity of each particular semiconductor type to its unique functionality and specification.

•
Electrical Design Validation.  A prototype of the designed semiconductor is subjected to electrical tests using advanced test equipment and customized software. These tests assess whether the prototype semiconductor complies with a variety of different operating specifications, including functionality, frequency, voltage, current, timing and temperature range.

•
Reliability Analysis.  Reliability analysis is designed to assess the long-term reliability of the semiconductor and its suitability of use for intended applications. Reliability testing can include “burn-in” services, which electrically stress a device, usually at high temperature and voltage, for a period of time long enough to cause the failure of marginal devices.

•
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

•
Burn-in Testing.  Burn-in testing is the process of electrically stressing a device, usually at high temperature and voltage, for a period of time to simulate the continuous use of the device to determine whether this use would cause the failure of marginal devices;

•	Dry Pack. Process which involves heating semiconductors in order to remove moisture before packaging and shipping to customers; and

•	Tape and Reel. Process which involves transferring semiconductors from a tray or tube into a tape-like carrier for shipment to customers.

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

The following table sets forth, for the periods indicated, the percentage of our testing revenues accounted for by each type of testing service.

	Year Ended December 31,
	2004	2005	2006
	(percentage of testing revenues)
Testing Services:
Front-end engineering testing	3.6%	3.7%	4.7%
Wafer probing	21.5	16.6	18.7
Final testing	74.9	79.7	76.6
Total	100.0%	100.0%	100.0%

Seasonality

See “Item 5. Operating and Financial Review and Prospects—Operating Results and Trend Information—Quarterly Net Revenues, Gross Profit and Gross Margin”.

Sales and Marketing

Sales and Marketing Offices

We maintain sales and marketing offices in Taiwan, the United States, Austria, Belgium, Germany, Korea, Malaysia and Japan. Our sales and marketing offices in Taiwan, which are located in Hsinchu and Kaohsiung, are staffed with both our and ASE Test Taiwan’s employees. We conduct marketing research through our customer service personnel and through our relationships with our customers and suppliers to keep abreast of market trends and developments. We also provide advice in the area of production process technology to our major customers planning the introduction of new products. In placing orders with us, our customers specify which of our facilities these orders will go to. Our customers conduct separate qualification and correlation processes for each of our facilities that they use. See “Item 4. Information on the Company—Business Overview—Sales and Marketing—Qualification and Correlation by Customers”.

Sales and Customer Service Agents

Under commission agreements, each of ASE Inc., ASE Chung Li, ASE Test Taiwan, ASE Korea and ASE Test Malaysia appointed Gardex as the non-exclusive sales agent for its services and products worldwide.  In 2004, 2005 and 2006, we paid NT$769.6 million, NT$231.9 million and NT$320.5 million (US$9.8 million), respectively, in commissions to Gardex. We terminated our commission agreements with Gardex on January 1, 2007.

Before we acquired ASE (U.S.) Inc. in July 2004, ASE (U.S.) Inc. was our non-exclusive agent that provided customer service and after-sales support to our customers in Europe and North America. As our wholly-owned subsidiary, ASE (U.S.) Inc. continues to provide such services to the ASE Group. See “—History and Development of the Company—Acquisition of ASE (U.S.) Inc.”

Customers

Our global base of over 200 customers includes leading semiconductor companies across a wide range of end-use applications:

• Altera Corporation	• NVIDIA Corporation
• ATI Technologies, Inc.	• ON Semiconductor Corp.
• Cambridge Silicon Radio Limited	• NXP Semiconductors (formerly the semiconductor operations of Philips Semiconductors Inc.)
• Conexant Systems, Inc.	• Qualcomm Incorporated
• Freescale Semiconductor, Inc. (formerly the semiconductor operations of Motorola, Inc.)	• RF Micro Devices, Inc.
• Silicon Integrated Systems Corp.
• STMicroelectronics N.V.
• Media Tek Inc.	• Sunplus Technology Co., Ltd.
• Microsoft Corporation	• VIA Technologies, Inc.
• NEC Electronics Corporation

Our five largest customers together accounted for approximately 32.8%, 30.6%, and 26.0% of our net revenues in 2004, 2005 and 2006, respectively. No customer accounted for more than 10% of our net revenues in 2004, 2005 and 2006.

We package and test for our customers a wide range of products with end-use applications in the communications, personal computers, consumer electronics, industrial and automotive sectors. The following table sets forth a breakdown of the percentage of our net revenues, for the periods indicated, by the principal end-use applications of the products which we packaged and tested.

	Year Ended December 31,
	2004	2005	2006

Communications	37.6%	37.0%	37.2%
Personal computers	32.3	29.3	24.7
Consumer electronics/industrial/automotive	26.7	30.9	37.3
Other	3.4	2.8	0.8
Total	100.0%	100.0%	100.0%

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
Cambridge Silicon Radio Limited
Conexant Systems, Inc.
Freescale Semiconductor, Inc. (formerly the
    semiconductor operations of Motorola, Inc.)
Media Tek Inc.
NEC Electronics Corporation
NXP Semiconductors (fomerly the semiconductor operations of Philips Semiconductors Inc.
ATI Technologies, Inc. Marvell Technology Group Ltd. Media Tek Inc. NVIDIA Corporation Silicon Integrated Systems Corp. VIA Technologies, Inc. Winbond Electronics Corporation
Altera Corporation
Freescale Semiconductor, Inc. (formerly
    the semiconductor operations of Motorola, Inc.)
Media Tek Inc.
Microsoft Corporation
Micronas Semiconductor Holding AG
NEC Electronics Corporation
ON Semiconductor Corp.

Communications	Personal Computers	Consumer Electronics/Industrial/Automotive
Qualcomm Incorporated RF Micro Devices, Inc. STMicroelectronics N.V.		STMicroelectronics N.V. Sunplus Technology Co., Ltd.

We categorize our packaging and testing revenues geographically based on the country in which the customer is headquartered. The following table sets forth, for the periods indicated, the percentage breakdown by geographic regions of our packaging and testing revenues.

	Year Ended December 31,
	2004	2005	2006

America	54.5%	51.5%	53.1%
Taiwan	23.5	20.0	18.7
Asia	13.1	16.2	15.7
Europe	8.9	12.3	12.5
Other	*	*	*
Total	100.0%	100.0%	100.0%

* Indicates percentage is less than 0.1% of net revenues.

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

Raw Materials and Suppliers

Packaging

The principal raw materials used in our packaging processes are interconnect materials such as leadframes and substrates, gold wire and molding compound. Interconnect materials, such as leadframes, substrates, gold wire and molding compound represented approximately 11.9%, 43.8%, 24.3% and 6.0%, respectively, of our total cost of packaging materials in 2006.

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

Until the fourth quarter of 2005 when we discontinued production of leadframes, we produced both leadframe and substrates for use in our packaging operations. In 2006, our interconnect materials operations supplied approximately 39.3% of our consolidated substrate requirements by value. See “Item 4. Information on the Company—Business Overview—Principal Products and Services—Interconnect Materials”.

As a result of the “Directive 2002/95/EC on the restriction of the use of certain hazardous substances in electrical and electronic equipment”, or RoHS, which became effective on July 1, 2006, we have adjusted our purchases of raw materials and our production processes in order to use raw materials that comply with this legislation for part of our production.  This new legislation restricts the use in the European Union, or EU, of certain substances the EU deems harmful to consumers, which includes certain grades of molding compounds, solder and other raw materials that are used in our products.  Manufacturers of electrical and electronic equipment must comply with this legislation in order to sell their products in an EU member state.  As a result of this legislation, our customers have increasingly requested that RoHS-compliant materials be used in our packaging processes.

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

Equipment

Packaging

The most important equipment used in the semiconductor packaging process is the wire bonder. Wire bonders connect the input/output terminals on the silicon die using extremely fine gold wire to leads on leadframes or substrates. Typically, a wire bonder may be used, with minor modifications, for the packaging of different products. We purchase our wire bonders principally from Kulicke & Soffa Industries Inc. As of April 30, 2007, we operated an aggregate of 7,024 wire bonders, of which 6,102 were fine-pitch wire bonders. As of the same date, 43 of the wire bonders operated by us were consigned by customers. For the packaging of certain types of substrate-based packages, such as flip-chip BGA, die bonders are used in place of wire bonders.  The number of bonders at a given facility is commonly used as a measure of the packaging capacity of the facility.  In addition to bonders, we maintain a variety of other types of packaging equipment, such as wafer grind, wafer mount, wafer saw, automated molding machines, laser markers, solder plate, pad printers, dejunkers, trimmers, formers, substrate saws and scanners.

Testing

Testing equipment is the most capital intensive component of the testing process. We generally seek to purchase testers from different suppliers with similar functionality and the ability to test a variety of different semiconductors. We purchase testers from major international manufacturers, including Verigy Ltd., Teradyne, Inc., Credence Systems Corporation, LTX Corporation, Seiko Epson and Tokyo Electron Limited. Upon acquisition of new testers, we install, configure, calibrate, perform burn-in diagnostic tests on and establish parameters for the testers based on the anticipated requirements of existing and potential customers and considerations relating to market trends. As of April 30, 2007, we operated an aggregate of 1,356 testers, of which 277 were consigned by customers and 86 were leased under operating leases. In addition to testers, we maintain a variety of other types of testing equipment, such as automated handlers and probers (special handlers for wafer probing), scanners, reformers and computer workstations for use in software development. Each tester may be attached to a handler or prober. Handlers attach to testers and transport individual packaged semiconductor to the tester interface. Probers similarly attach to the tester and align each individual die on a wafer with the interface to the tester.

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

Intellectual Property

As of April 30, 2007, we held 1,844 Taiwan patents and 714 U.S. patents related to various semiconductor packaging technologies. In addition, we registered “ASE” as a trademark and as a servicemark in Taiwan.

We have also entered into various non-exclusive technology license agreements with other companies involved in the semiconductor manufacturing process, including Freescale Semiconductor Inc., Tessera Inc., Fujitsu Limited and Flip Chip International, L.L.C. We paid royalties under our license agreements in the amount of NT$164.0 million, NT$179.1 million and NT$282.3 million (US$8.7 million) in 2004, 2005 and 2006, respectively. The technology we license from these companies includes solder bumping, redistribution, ultra CSP assembly and other technologies used in the production of package types, such as BCC, flip-chip BGA and film BGA. The license agreement with Tessera Inc. will not expire until the expiration of the Tessera Inc. patents licensed by the agreement. For information regarding our intellectual property dispute with Tessera, see “Item 8. Financial Information—Legal Proceedings”. The license agreements with Freescale Semiconductor Inc. will expire on December 31, 2010. Our license agreements with Flip Chip International, L.L.C. will expire on February 28, 2009 and December 25, 2010. We negotiate the renewal of our license agreement with Fujitsu Limited annually.

Our success depends in part on our ability to obtain, maintain and protect our patents, licenses and other intellectual property rights, including rights under our license agreement with Freescale Semiconductor, Inc.

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

Our packaging, testing and interconnect materials facilities in Taiwan, Malaysia, Japan, the PRC, Singapore and Korea have been certified as meeting ISO/TS16949:2002 standards. Such standards were originally created by the International Automotive Task Force in conjunction with the International Standards Organization, or ISO. These standards provide for continuous improvement with an emphasis on the prevention of defects and reduction of variation and waste in the supply chain. The ISO/TS16949:2002 certification is required by some semiconductor manufacturers as a threshold indicator of company’s quality control standards.

Our packaging, testing and interconnect materials facilities in Taiwan, Japan, Korea, Malaysia, the PRC, California and Singapore have been certified as meeting the ISO 9001 quality standards set by the ISO.  Our packing, testing and interconnect materials facilities in Taiwan, Japan, Korea, Malaysia, the PRC, California and Singapore have also been certified as meeting the ISO 14001 quality standards.  In addition, our packaging facilities in Kaohsiung, Taiwan have been certified as meeting the ISO 17025:2005 quality standards set by the ISO.  ISO certifications are required by many countries in connection with sales of industrial products.

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

Environmental Matters

Our packaging and interconnect materials operations generate environmental wastes, including gaseous chemical, liquid and solid industrial wastes. We have installed various types of anti-pollution equipment for the treatment of liquid and gaseous chemical waste generated at all of our semiconductor packaging facilities. We believe that we have adopted adequate anti-pollution measures for the effective maintenance of environmental protection standards that are consistent with the industry practice in the countries in which our facilities are located. In addition, we believe we are in compliance in all material respects with present environmental laws and regulations applicable to our operations and facilities.  For information regarding our compliance with a recent EU Directive affecting us, see “—Raw Materials and Suppliers—Packing”

Insurance

We have insurance policies covering property damage and damage to our production facilities, buildings and machinery. In addition, we have insurance policies covering our public and product liabilities. Significant damage to any of our production facilities would have a material adverse effect on our results of operations.

We are not insured against the loss of key personnel.

ORGANIZATIONAL STRUCTURE

The following chart illustrates our corporate structure and our effective equity interest in each of our principal operating subsidiaries and affiliates as of April 30, 2007. The following chart does not include wholly-owned intermediate holding companies.

(1)
The common shares of ASE Inc. are listed on the Taiwan Stock Exchange under the symbol “2311”. ADSs representing the shares of ASE Inc. are listed on the New York Stock Exchange under the symbol “ASX”.

(2)
The ordinary shares of ASE Test are quoted for trading on the Nasdaq Global Market under the symbol “ASTSF”. ASE Test’s Taiwan depositary shares, which represent its ordinary shares, are listed for trading on the Taiwan Stock Exchange under the symbol “9101”.

(3)
Our acquisition of ASE Japan was completed in May 2004. For more information on the acquisition, see “—History and Development of the Company—Acquisition of NEC’s Packaging and Testing Operations in Yamagata, Japan”.

(4)	Our acquisition of GAPT was completed in January 2007. For more information on the acquisition, see “— History and Development of the Company—Acquisition of GAPT”.

(5)	ASE Shanghai began operations in June 2004. See “—Our Consolidated Subsidiaries—ASE Shanghai”.

(6)	Power ASE began operations in December 2006. See “—Our Consolidated Subsidiaries—Power ASE Technology, Inc.”

(7)	The common shares of Universal Scientific Industrial Co., Ltd. are listed on the Taiwan Stock Exchange under the symbol “2350”.

(8)	The common shares of Hung Ching are listed on the Taiwan Stock Exchange under the symbol “2527”.

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

ASE Test was incorporated in 1995 and its ordinary shares have been quoted for trading on the Nasdaq National Market, renamed theNasdaq Global Market in 2006, since June 1996 under the symbol “ASTSF”. ASE Test’s Taiwan depositary shares representing its ordinary shares have been listed for trading on the Taiwan Stock Exchange under the symbol “9101” since January 1998. As of April 30, 2007, we held 50.8% of the outstanding shares of ASE Test.

ASE Test is a holding company incorporated in Singapore whose significant assets are its ownership interests in the following operating companies as of April 30, 2007:

•	ASE Test Taiwan. ASE Test Taiwan is ASE Test’s 99.99%-owned subsidiary. It is incorporated in Taiwan and is engaged in the testing of integrated circuits;

•
ASE Test Malaysia. ASE Test Malaysia is ASE Test’s wholly-owned subsidiary. It is incorporated in Malaysia and is engaged in the packaging and testing of integrated circuits.  ASE Test Malaysia disposed of its camera module assembly operations in October 2005.  See “Item 5.  Operating and Financial Review and Prospects—Operating Results and Trend Information—Discontinued Operations”.

•
ISE Labs. ISE Labs is ASE Test’s wholly-owned subsidiary. It is incorporated in the United States and is engaged in the testing of integrated circuits. See “—History and Development of the Company—ISE Labs”; and

•
ASE Korea. ASE Test owns 30.0% of ASE Korea. We own the remaining 70.0%. It is incorporated in Korea and is engaged in the packaging and testing of semiconductors. See “—History and Development of the Company—ASE Chung Li and ASE Korea”.

In 2004, ASE Test recorded net revenues of US$427.8 million, operating income of US$10.0 million and net income of US$25.1 million. In 2005, ASE Test recorded net revenues of US$420.9 million, operating income of US$14.0 million and net loss of US$35.5 million. In 2006, ASE Test recorded net revenues of US$517.7 million, operating income of US$132.3 million and net income of US$150.8 million.

ASE Electronics

ASE Material was established in 1997 as an ROC company for the design and production of interconnect materials, such as leadframes and substrates, used in the packaging of semiconductors. We initially held a majority stake in ASE Material, but acquired the remaining equity by means of a merger in 2004. See “Item 4. Information on the Company—History and Development of the Company—Merger with ASE Chung Li and ASE Material”. At our annual general meeting on June 21, 2006, our shareholders approved the spin-off of the operations originally conducted through ASE Material into our wholly-owned subsidiary ASE Electronics.  The spin-off was consummated on August 1, 2006. ASE Electronics currently supplies our packaging operations with a substantial portion of our substrate requirements.  The facilities of ASE Electronics are located in the Nantze Export Processing Zone near our packaging and testing facilities in Kaohsiung, and in Chung Li, Taiwan.

ASE Korea

In July 1999, we and our subsidiary, ASE Test, jointly acquired Motorola’s Semiconductor business in Paju, South Korea for the testing and packaging of semiconductors, thereby forming ASE Korea.  We own 70.0% of ASE Korea and ASE Test owns the remaining 30.0%. See “—History and Development of the Company—ASE Chung Li and ASE Korea”.

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

ASE-Compeq Technologies, Inc.

In October 2003, we established ASE-Compeq Technologies, Inc., a joint venture with Compeq in which we initially owned 60.0% of the equity interest, to focus on the design and production of interconnect materials for packaging semiconductors. In October 2005, we bought the remaining 40.0% of ASE-Compeq Technologies, Inc. from Compeq and dissolved the company in May 2006.

Power ASE Technology, Inc.

In July 2006, we established a Power ASE a joint venture with Powerchip, focusing on the packaging and testing of memory semiconductors. Power ASE began operations in December 2006. We own 60.0% of Power ASE and Powerchip owns the remaining 40.0%.

GAPT

We acquired 100% of GAPT in January 2007. GAPT is a PRC company based in Shanghai. GAPT provides wire bond packaging and testing services for a wide range of semiconductors.

Our Unconsolidated Affiliates

As of April 30, 2007, we held approximately 19.5% of the outstanding shares of Universal Scientific and 26.2% of the outstanding shares of Hung Ching.

Universal Scientific

Universal Scientific, which is an ROC company, manufactures electronics products in varying degrees of system integration principally on a contract basis for original equipment manufacturers, including:

•	electronic components such as thick film mixed-signal devices, thick film resistors, high frequency devices and automotive and power electronic devices;

•	board and sub-system assemblies such as customized surface mount technology board assemblies, mother boards for personal computers, wireless local area network cards and fax control boards; and

•	system assemblies such as portable computers, desktop personal computers, network computers and servers.

We are the largest shareholder in Universal Scientific and four out of the nine directors on its board of directors, including the chairman, are representatives of ASE Inc.

Universal Scientific’s principal manufacturing facilities are located in Nantou, Taiwan. In 2004, Universal Scientific recorded net revenues of NT$53,231.5 million, operating income of NT$1,327.0 million and net income of NT$1,044.3 million. In 2005, Universal Scientific recorded net revenues of NT$52,253.6 million, operating income of NT$994.6 million and net income of NT$682.1 million. In 2006, Universal Scientific recorded net revenues of NT$53,211.5 million (US$1,632.8 million), operating income of NT$1,830.4 million (US$56.2 million) and net income of NT$1,377.0 million (US$42.3 million). The shares of Universal Scientific are listed on the Taiwan Stock Exchange under the symbol “2350”. As of April 30, 2007, Universal Scientific had a market capitalization of NT$19,218.5 million (US$589.7 million).

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

In 2004, Hung Ching recorded net revenues of NT$845.1 million, operating loss of NT$374.4 million and net loss of NT$1,150.0 million. In 2005, Hung Ching recorded net revenues of NT$1,737.6 million, operating income of NT$119.6 million and net income of NT$91.6 million. In 2006, Hung Ching recorded net revenues of NT$1,663.5 million (US$51.0 million), operating income of NT$245.6 million (US$7.5 million) and net income of NT$204.6 million (US$6.3 million). The shares of Hung Ching are listed on the Taiwan Stock Exchange under the symbol “2527”. As of April 30, 2007, Hung Ching had a market capitalization of NT$4,044.2 million (US$124.1 million).

PROPERTY, PLANTS AND EQUIPMENT

We operate a number of packaging and testing facilities in Asia and the United States.  Our facilities provide varying types or levels of services with respect to different end-product focus, customers, technologies and geographic locations. With our diverse facilities we are able to tailor our packaging and testing solutions closely to our customers’ needs. The following table sets forth the location, commencement of operation, primary use, approximate floor space and ownership of our facilities as of April 30, 2007.

Facility	Location	Commencement of Operation	Primary Use	Approximate Floor Space (in sq. ft.)	Owned or Leased
ASE Inc.	Kaohsiung, Taiwan	March 1984	Our primary packaging facility, which offers complete semiconductor manufacturing solutions in conjunction with ASE Test Taiwan and foundries located in Taiwan. Focuses primarily on advanced packaging services, including flip-chip, wafer bumping and fine-pitch wire bonding.	3,085,000	Land: leased Buildings: owned and leased

	Chung Li, Taiwan	Acquired in August 1999	An integrated packaging and testing facility that specializes in semiconductors for communications and consumer applications.	1,479,000	Land and Buildings: owned

Facility	Location	Commencement of Operation	Primary Use	Approximate Floor Space (in sq. ft.)	Owned or Leased
ASE Test Taiwan	Kaohsiung, Taiwan	December 1987	Our primary testing facilities, which offer complete semiconductor manufacturing solutions in conjunction with ASE Inc.’s facility in Kaohsiung and foundries located in Taiwan. Focuses primarily on advanced logic/mixed-signal testing for integrated device manufacturers, fabless design companies and system companies.	1,045,000	Land: leased Buildings: owned and leased
	Chung Li, Taiwan	October 2001	Our primary wafer probing testing facilities.	16,000	Land and building: leased
ASE Test Malaysia	Penang, Malaysia	February 1991	An integrated packaging and testing facility that focuses primarily on the requirements of integrated device manufacturers.	729,000	Land: leased Buildings: owned
ASE Korea	Paju, Korea	March 1967	An integrated packaging and testing facility that specializes in semiconductors for radio frequency, sensor and automotive applications.	799,000	Land and buildings: owned, subject to mortgage
ISE Labs	Silicon Valley, California, Austin, Texas Singapore	November 1983	Front-end engineering and final testing facilities located in northern California in close proximity to some of the world’s largest fabless design companies. Testing facilities located in close proximity to integrated device manufacturers and fabless companies in Texas and Southeast Asia.	234,000	Land and buildings: leased
ASE Shanghai	Shanghai, PRC	June 2004	Design and production of semiconductor packaging materials and provision of module assembly services on a contract basis.	1,071,000	Land: leased Buildings: owned
ASE Japan	Takahata, Japan	Acquired in June 2004	An integrated packaging and testing facility that specializes in semiconductors for cellular phone, household appliance and automotive applications.	298,000	Land and buildings: leased
ASE Electronics	Kaohsiung, Taiwan	August 2006	Facilities for the design and production of interconnect materials such as leadframes and substrates used in packaging of semiconductors.	315,000	Buildings: leased
	Chung Li, Taiwan	August 2006	Facilities for the design and production of interconnect materials such as substrates used in packaging of semiconductors.	476,000	Land and Buildings: leased
GAPT	Shanghai, PRC	Acquired in January 2007	An integrated packaging and testing facility that specializes in semiconductors for communications and consumer applications.	485,000	Land: leased Buildings: owned
Power ASE	Chung Li, Taiwan	December 2006	An integrated packaging and testing facility that specializes in memory semiconductors for personal computers applications	221,000	Buildings: leased

Our leased property in Kaohsiung consists primarily of approximately twenty leases of land in the Kaohsiung Nantze Export Processing Zone between ASE Inc. and ASE Test Taiwan, as the lessees, and the Export Processing Zones Administration, or the EPZA, under the Ministry of Economic Affairs. The leases have ten year terms that expire between the end of July 2007 and December 2016. No sublease or lending of the land is allowed. The EPZA has the right to adjust the rental price in the event the government revalues the land.  The leases are typically renewable with three months notice prior to the termination date.

In May 2005, our facilities in Chung Li, Taiwan suffered damage from a fire.  We have completed the construction of two new buildings in Chung Li, Taiwan with Hung Ching. The new buildings have floor space of approximately 1,313,000 square feet and house a part of our testing, packaging and interconnect materials operations. Construction commenced in September 2003 and was completed in May 2005. On May 23, 2006, we purchased the two new buildings for NT$1,311.4 million (US$40.2 million).

Sale of Camera Module Assembly Operations

Beginning in 2003, ASE Test, our consolidated subsidiary, provided module assembly services at its facilities in Malaysia to a customer for the assembly of camera modules used in handsets. Revenues from such services decreased substantially in 2005 as this customer moved its camera module assembly in-house and ASE Test disposed of its camera module assembly operations in Malaysia in October 2005.  See “Item 5. Operating and Financial Review and Prospects—Operating Results and Trend Information— Discontinued Operations”.

For information on the aggregate capacity of our facilities in terms of the number of bonders and testers we operate, see “—Business Overview—Equipment”.

Item 4A.  Unresolved Staff Comments

None.

Item 5.  Operating and Financial Review and Prospects

OPERATING RESULTS AND TREND INFORMATION

The following discussion of our business, financial condition and results of operations should be read in conjunction with our consolidated financial statements, which are included elsewhere in this annual report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of any number of factors, such as those set forth under “Item 3. Key Information—Risk Factors” and elsewhere in this annual report. See “Special Note Regarding Forward-Looking Statements”.Information in this annual report from our consolidated statements of income for the years ended December 31, 2003, 2004 and 2005 has been adjusted to reflect the reclassification of ASE Test’s camera module assembly operations as discontinued operations.  Information from our consolidated statements of cash flows was appropriately not adjusted.  See “—Discontinued Operations”.

Overview

We offer a broad range of semiconductor packaging and testing services. In addition to offering each service separately, we also offer turnkey services, which consist of the integrated packaging, testing and direct shipment of semiconductors to end users designated by our customers. Our net revenues increased from NT$75,237.7 million in 2004 and NT$84,035.8 million in 2005 to NT$100,423.6 million (US$3,081.4 million) in 2006. The increase in our net revenues in 2004 , 2005 and 2006 reflected a modest recovery in the semiconductor industry and increased outsourcing of the packaging of advanced package types such as BGA. In 2003, 2004, 2005, and 2006 we experienced a gradual improvement in our net revenues compared to 2002 across each of the end-use applications of the semiconductors that we packaged and tested. In addition to our overall increase in production volume, our improvement was also concentrated in the packaging of more advanced package types and the testing of more complex, high-performance semiconductors.

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

The semiconductor industry is characterized by a general trend towards declining prices for products and services of a given technology over time. In addition, during periods of intense competition and adverse conditions in the semiconductor industry, the pace of this decline may be more rapid than that experienced in other years. The average selling prices of our packaging and testing services have experienced sharp declines during such periods as a result of intense price competition from other independent packaging and testing companies that attempt to maintain high capacity utilization levels in the face of reduced demand. During the industry downturn commencing in the fourth quarter of 2000, we experienced a significant deterioration in average selling prices, which resulted in our company incurring a net loss in 2001 and a significant decrease in net income in 2002 as compared with the years prior to 2001. As a result of the modest recovery in the semiconductor industry and a gradual upturn in the outsourcing trend in 2002, 2003, 2004, 2005 and 2006, our average selling prices for packaging and testing services stabilized in 2002, 2003, 2004, 2005 and 2006 as compared to 2001.

The average selling prices of our testing services are more severely affected by a downturn in the semiconductor industry than the average selling prices of our packaging services. In periods of an industry downturn, the decline in the average selling prices of our testing services is often exacerbated by the decrease in demand from our integrated device manufacturer customers, who typically maintain larger in-house testing capacity than in-house packaging capacity. These price declines are also exacerbated by the intense price competition from other independent testing service providers, who typically offer large price discounts during periods of depressed demand, such as in 2001, in order to maintain higher capacity utilization rates to defray the high fixed costs associated with testing operations.  In 2004, 2005 and 2006, packaging revenues, including revenues from module assembly, accounted for 77.4%, 78.6%, and 76.5% while testing revenues accounted for 21.9%, 20.4%, and 21.3%, respectively, of our net revenues.

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

The current generation of advanced testers typically cost between US$1.0 million and US$3.0 million each, while wire bonders used in packaging typically cost between US$50,000 and US$120,000 each. In 2004, 2005 and 2006, our depreciation and amortization as a percentage of net revenues was 18.1%, 16.5% and 13.3%, respectively. The decrease in depreciation and amortization as a percentage of net revenues in 2006 compared to 2005 was primarily a result of an increase in revenues, higher capacity utilization rates and an increased use of equipment that was leased instead of purchased. See “Item 4. Information on the Company—Business Overview—Equipment”. We begin depreciating our equipment when it is placed into service. There may sometimes be a time lag between when our equipment is placed into service and when it achieves high levels of utilization. In periods of depressed industry conditions, we may experience lower than expected demand from customers and a sharp decline in the average selling price of our testing services, resulting in an increase in depreciation relative to net revenues. In particular, the capacity utilization rates for our testing equipment are more severely affected during an industry downturn as a result of the decrease in outsourcing demand from integrated device manufacturers, which typically maintain larger in-house testing capacity than in-house packaging capacity.

In 2003, we entered into operating leases with leasing companies to lease advanced testers, generally for a term of three years. We believe that these operating leases allow us to better manage our capacity utilization rates and cash flow. Since testers operated under operating leases can be replaced with more advanced testers upon the expiration of the lease, we believe that these operating leases have enabled us to improve our capacity utilization rates by allowing us to better align our capacity with changes in equipment technology.  For more information about our testers, including the number of testers under lease, see “Item 4. Information on the Company—Business Overview—Equipment—Testing”.

Raw Material Costs

Substantially all of our raw material costs are accounted for by packaging and the production of interconnect materials, as testing requires minimal raw materials. In 2004, 2005 and 2006, raw material cost as a percentage of our net revenues was 28.1%, 32.6% and 29.2%, respectively. We expect interconnect materials to become an increasingly important component of the cost of our packaging revenues and we plan to continue to develop and enhance our in-house interconnect materials capabilities in order to maintain and enhance our profitability, ensure an adequate supply of interconnect materials at competitive prices and reduce production time. Our operations originally conducted through ASE Material and now conducted through our wholly-owned subsidiary ASE Electronics and the operations of ASE Shanghai have enhanced our interconnect materials capabilities.  For more information on our interconnect materials operations, see “Item 4. Information on the Company—Business Overview—Principal Products and Services—Packaging Services—Interconnect Materials”. As a result of new restrictions in the European Union governing the use of hazardous substances, we expect that our customers will increasingly request that the materials used in our packaging processes be compliant with new European Union regulations.  See “Item 4. Information on the Company—Business Overview—Raw Materials and Suppliers—Packaging”.

Goodwill Amortization under ROC GAAP

Our operating income and non-operating income in recent years have been affected by goodwill amortization charges in connection with the restructuring of our investment holdings and other share repurchases prior to 2006. Under ROC GAAP, purchases of shares of consolidated subsidiaries (majority owned) or of companies accounted for using the equity method (less than majority but at least 20% owned) will result in goodwill in an amount equal to the difference between the purchase price and the investors’ proportionate equity in the equity method investees, or the fair value of net assets of the consolidated subsidiaries. Pursuant to ROC SFAS No. 25 “Business Combinations—Accounting Treatment under Purchase Method”, which became effective in 2006, goodwill is no longer amortized.  Prior to 2006, goodwill was amortized over ten years. This change in accounting principle resulted in an increase in net income before cumulative effect of changes in accounting principles of NT$619.4 million (US$19.0 million) for the year ended December 31, 2006. See note 3 to our consolidated financial statements included in this annual report. Goodwill amortization from the purchases of shares of consolidated subsidiaries was recognized under general and administrative expense. Goodwill amortization from the purchases of shares of companies accounted for using the equity method was recognized as a debit reduction to investment income. Transactions which created significant goodwill were (1) our merger with ASE Chung Li and ASE Material, (2) the purchase of additional ordinary shares of ASE Test in 2001 from two of our directors at the prevailing market price, (3) the purchase of a total of 26,250,000 shares of ISE Labs in 1999, 2000 and 2002, (4) the open market purchase of shares of Universal Scientific between 1999 and 2000 and (5) the purchase of additional ordinary shares of ASE Test in the open market in 2002 and 2004. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” and notes 1, 3 and 12 to our consolidated financial statements included in this annual report.

Merger of ASE Chung Li and ASE Material

On August 1, 2004, ASE Chung Li and ASE Material merged with and into us pursuant to a merger agreement dated October 28, 2003.  We are the surviving corporation. The merger was consummated by means of a share exchange pursuant to which the respective shareholders, other than ourselves, of ASE Chung Li and ASE Material received our common shares in exchange for the common shares of each of ASE Chung Li and ASE Material. The share exchange pursuant to the merger agreement between ourselves and entities under our control was treated as a transaction between entities under common control, and all assets and liabilities exchanged were transferred at their carrying amounts. With respect to the share exchange between ourselves and the outstanding minority interests, the purchase method of accounting was applied as the exchange represented the acquisition of non-controlling equity interests in a subsidiary. Because the “fair value” of our common shares (based on NT$31.00 per ASE Inc. common share, which was the average of the closing prices of our common shares on the Taiwan Stock Exchange for two days prior to and following October 28, 2003) exchanged for the non-controlling equity interests exceeded the “fair value” of the acquired net assets (based on the appraised value on the effective date of the merger), the merger generated goodwill of NT$1,608.7 million. For more information on the merger, see “Item 4. Information on the Company — History and Development of the Company — Merger with ASE Chung Li and ASE Material” and “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions”.

Discontinued Operations

Beginning in 2003, ASE Test, our consolidated subsidiary, provided module assembly services at its facilities in Malaysia to a customer for the assembly of camera modules used in handsets. Revenues from such services decreased substantially in 2005 as this customer moved its camera module assembly in-house and ASE Test disposed of its camera module assembly operations in Malaysia in October 2005. Such operations were formerly classified as part of our packaging operations. In the years ended December 31, 2004 and 2005, net revenues from the camera module operations were NT$6,475.0 million and NT$2,095.8 million, respectively.  In the years ended December 31, 2004 and 2005, gross profit from the camera module operations was NT$668.9 million and NT$210.3 million, respectively. In the years ended December 31, 2004 and 2005, income from the camera module assembly operations was NT$568.2 million and NT$353.7 million, respectively. In 2005, this income consisted of both income from operations of NT$121.0 million and gain on disposal of NT$232.7 million. Information in this annual report from our consolidated statements of income for the years ended December 31, 2003, 2004 and 2005 has been adjusted to reflect the reclassification of ASE Test’s camera module assembly operations as discontinued operations.  Information from our consolidated statements of cash flows was appropriately not adjusted.  Because ASE Test commenced its camera module assembly operations in 2003, no reclassification for periods prior to 2003 is required.  See “Item 4. Information on the Company—Business Overview— Principal Products and Services—Packaging”.

Recent ROC GAAP Accounting Pronouncements

In March 2007, the ROC Accounting Research and Development Foundation, or ARDF, required ROC companies to recognize compensation expenses for bonuses paid to employees, directors and supervisors beginning January 1, 2008.  Such bonuses are currently recorded as appropriation of earnings under ROC GAAP. On March 30, 2007, the ROC Financial Supervisory Commission, Executive Yuan also issued an interpretation which requires that bonuses granted to employees, directors and supervisors in the form of shares be valued at fair market value for purposes of compensation expenses.  We will evaluate the effect of the requirement on our financial position and overall trends in results of operations.

For information on other recent ROC GAAP accounting pronouncements, see note 2 to our consolidated financial statements included in this annual report.

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

Revenue Recognition. Revenues from semiconductor packaging and testing services are recognized upon completion of the services or shipment. We do not take ownership of:

•	bare semiconductor wafers received from customers that we package into finished semiconductors; and

•	packaged semiconductors received from customers that we test for performance specifications.

The title and risk of loss remains with the customer for those bare semiconductors and/or packaged semiconductors. Accordingly, the cost of customer-supplied semiconductor materials is not included in our consolidated financial statements. Other criteria that we use to determine when to recognize revenue are:

•	existence of persuasive evidence of an arrangement;

•	the selling price is fixed or determinable; and

•	collectibility is reasonably assured.

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

Allowance for Doubtful Accounts. We periodically record a provision for doubtful accounts based on our evaluation of the collectibility of our accounts receivable. The total amount of this provision is determined by us as follows. We first identify the receivables of customers that are considered to be a higher credit risk based on their current overdue accounts with us, difficulties collecting from these customers in the past or their overall financial condition. For each of these customers, we estimate the extent to which the customer will be able to meet its financial obligations to us, and we record an allowance that reduces our accounts receivable for that customer to the amount that we reasonably believe will be collected. For all other customers, we maintain an allowance for doubtful accounts equal to a percentage of their aggregate accounts receivable. Based on our experience, we currently maintain an allowance for the accounts receivables of these other customers which average between 2% and 3%, on a consolidated basis, of our accounts receivable. Additional allowances may be required in the future if the financial condition of our customers or general economic conditions deteriorate, and this additional allowance would reduce our net income.

Inventories. Inventories are recorded at cost when acquired and stated at the lower of weighted average cost or market value. In January 2004, we implemented enterprise resource planning, or ERP, in order to increase our ability to effectively monitor our resource allocation throughout our company. As a result, we switched from using the weighted-average method to using the moving-average method to price our raw materials and supplies. As a result of the change, our net income for 2004 decreased NT$26.8 million and our earnings per share decreased NT$0.01. See also note 3 to our consolidated financial statements included in this annual report. An allowance for loss on decline in market value and obsolescence is provided based on the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. An additional inventory provision may be required if actual market conditions are less favorable than those projected.

Valuation Allowances for Deferred Income Tax Assets. Tax benefits arising from deductible temporary differences, unused tax credits and net operating loss carryforwards are recognized as deferred income tax assets. We record a valuation allowance to the extent that we believe it is more likely than not that deferred income tax assets will not be realized. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need and amount for the valuation allowance. In the event we were to determine that we would be able to realize our deferred income tax assets in the future in excess of our net recorded amount, an adjustment to our deferred income tax assets would increase income in the period such determination was made. Alternatively, should we determine that we would not be able to realize all or part of our deferred income tax assets in the future, an adjustment to our deferred income tax assets would decrease income in the period such determination was made.

Realizability of Long-Lived Assets. We are required to evaluate our equipment and other long-lived assets for impairment whenever there is an indication of impairment. If certain criteria are met, we are required to record an impairment charge.

On December 31, 2004, we adopted ROC SFAS No. 35, “Accounting for Impairment of Assets” to account for the impairment of our long-lived assets under ROC GAAP.  In accordance with ROC SFAS No. 35, long-lived assets held and used by us are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the recoverable amount increases in a future period, the amount previously recognized as impairment will be reversed and recognized as a gain.  However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss had been recognized. Prior to 2004, there was no requirement related to the evaluation of recoverability of long-lived assets’ impairment under ROC GAAP, and we applied U.S. Statement of Financial Accounting Standards, or U.S. SFAS, No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” when accounting for impairment of long-lived assets for both ROC GAAP and U.S. GAAP.

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

In 2004 and 2006, we did not take any impairment charges against long-lived assets. In 2005, we recognized a loss of NT$13,479.1 million on damage to our property, plant and equipment caused by a fire at our facilities in Chung Li, Taiwan. In 2006, we reversed NT$2,190.6 million (US$67.2 million) of the impairment loss recognized in 2005 under ROC GAAP due to an increase in the estimated service potential of the relevant assets. See note 29 to our consolidated financial statements included in this annual report. Reversal of the amount is prohibited under U.S. GAAP.  See note 31 to our consolidated financial statements included in this annual report for a reconciliation of the differences in the cost basis of the damaged machinery and associated depreciation expense.

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

After determining that other-than-temporary impairment had occurred in our long-term investments as of December 31, 2004, an impairment charge of NT$512.0 million was recorded under ROC GAAP based on the difference between the book value and the calculated recoverable amount of Universal Scientific using appraised values and other appropriate information. In 2004, we incurred an impairment charge of NT$1,707.0 million under

U.S. GAAP relating to our shares of Universal Scientific. See “—U.S. GAAP Reconciliation” and note 31 to our consolidated financial statements included in this annual report.

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

	Year Ended December 31,
	2004	2005	2006
	(percentage of net revenues)
ROC GAAP:
Net revenues	100.0%	100.0%	100.0%
Packaging	77.4	78.6	76.5
Testing	21.9	20.4	21.3
Others	0.7	1.0	2.2
Cost of revenues	(79.3)	(82.7)	(71.3)
Gross profit	20.7	17.3	28.7
Operating expenses	(11.5)	(10.4)	(8.3)
Income from operations	9.2	6.9	20.4
Non-operating income (expense)	(5.3)	(13.7)	1.8
Income (loss) before income tax	3.9	(6.8)	22.2
Income tax benefit (expense)	1.9	0.2	(2.1)
Income (loss) from continuing operations	5.8	(6.6)	20.1
Discontinued operations	0.7	0.4	—
Cumulative effect of change in accounting principle	* (1)	—	(0.4	)(2)
Minority interest in net (income) loss of subsidiaries	(0.9)	0.6	(2.4)
Net income (loss) of parent company’s shareholders	5.6%	(5.6)%	17.3%

*	Indicates percentage is less than 0.1% of net revenues.

(1)
Represents the cumulative effect of our introduction of enterprise resource planning, or ERP, in order to increase our ability to effectively monitor our entire organization’s resource allocation, we switched from using the weighted-average method to using the moving-average method to price our raw materials and supplies in 2004.

(2)	Represents the cumulative effect of our adoption of ROC SFAS No. 34 and ROC SFAS No. 36. See note 3 to our consolidated financial statements included in this annual report.

The following table sets forth, for the periods indicated, the gross margins for our packaging and testing services and our total gross margin. Gross margin is calculated by dividing gross profits by net revenues.

	Year Ended December 31,
	2004	2005	2006
	(percentage of net revenues)
ROC GAAP:
Gross margin
Packaging	19.1%	15.3%	25.1%
Testing	26.3%	25.9%	40.7%
Overall	20.7%	17.3%	28.7%

The following table sets forth, for the periods indicated, a breakdown of our total cost of revenues and operating expenses, expressed as a percentage of net revenues.

	Year Ended December 31,
	2004	2005	2006
	(percentage of net revenues)
ROC GAAP:
Cost of revenues
Raw materials	28.1%	32.6%	29.2%
Labor	16.3	15.7	14.2
Depreciation and amortization	18.1	16.5	13.3
Others	15.6	17.9	14.6
Total cost of revenues	79.3%	82.7%	71.3%
Operating expenses
Selling	1.8%	1.3%	1.3%
General and administrative	5.1 (1)	5.2 (1)	4.4
Goodwill amortization(2)	1.2	0.6	—
Research and development	3.4	3.3	2.6
Total operating expenses	11.5%	10.4%	8.3%

(1)	Excludes goodwill amortization for purposes of this table only.

(2)
Included in general and administrative expense in the consolidated financial statements. Effective as of January 1, 2006, goodwill is no longer amortized and instead tested for impairment annually pursuant to ROC SFAS No. 25 “Business Combinations—Accounting Treatment under Purchase Method”.  See “—Goodwill Amortization Under ROC GAAP”.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Net Revenues. Net revenues increased 19.5% to NT$100,423.6 million (US$3,081.4 million) in 2006 from NT$84,035.8 million in 2005.  Packaging revenues increased 16.4% to NT$76,820.5 million (US$2,357.2 million) in 2006 from NT$66,022.9 million in 2005.  Testing revenues increased 25.2% from NT$21,429.6 million (US$657.6 million) in 2006 to NT$17,122.0 million in 2005.  The increase in packaging revenues was primarily due to an increase in packaging volume.  The increase in testing revenues was due to an increase in average selling prices for testing services.  The increase in packaging volume resulted primarily from an improvement in market conditions in the semiconductor industry and the increase in outsourcing of the packaging of semiconductor devices.  The increase in average selling prices for testing services reflects the fact that we are increasingly employing advanced testing equipment, which is charged out at a higher rate, and the fact that testing of complex, high-performance logic/mixed-signal semiconductors, which typically take longer to test, accounted for a greater portion of our testing volumes.  We also made certain changes to our pricing in the second half of 2005 and in 2006 that improved our average selling prices for testing services.  In response to tight capacity in the testing markets generally, we increased the prices for certain of our testing services in the second half of 2005 and further in 2006, including charging our customers for certain ancillary services that we previously provided without charge. The increase in average selling prices for testing services was partially offset by the general trend in the semiconductor industry of declining prices for each input/output lead on a semiconductor device.

Gross Profit. Gross profit increased 98.2% to NT$28,780.3 million (US$883.1 million) in 2006 from NT$14,517.8 million in 2005.  Our gross profit as a percentage of net revenues, or gross margin, increased to 28.7% in 2006 from 17.3% in 2005.  This increase was due to an increase in revenues and, to a lesser extent, a decrease in cost of goods sold as a percentage of revenues, in particular raw material costs and depreciation.  Our gross margin for packaging increased to 25.1% in 2006 from 15.3% in 2005.  This increase was due to an increase in revenues and, to a lesser extent, a decrease in cost of goods sold as a percentage of revenues, in particular raw material costs.  Our gross margin for testing increased to 40.7% in 2006 from 25.9% in 2005. This increase was primarily due to an increase in revenues and, to a lesser extent, a decrease in cost of goods sold as a percentage of revenues, in particular depreciation.  Raw material costs in 2006 were NT$29,296.2 million (US$898.9 million), compared to NT$27,430.2 million in 2005.  As a percentage of net revenues, raw material costs decreased to 29.2% in 2006 from 32.6% in 2005, primarily because of a change in our product mix toward packages requiring less expensive raw materials and a decrease in the price of the raw materials we use in our packaging operations.  Depreciation and amortization in 2006 was NT$13,313.0 million (US$408.5 million), compared to NT$13,830.2 million in 2005.  As a percentage of net revenues, depreciation and amortization decreased to 13.3% in 2006 from 16.5% in 2005, primarily as a result of a net decrease in testing and packaging equipment in 2006, largely as a result of the fire at our facilities in Chung Li, Taiwan in May 2005, and due to improved equipment utilization.

Operating Income. We had an operating income of NT$20,446.4 million (US$627.4 million) in 2006, compared to NT$5,819.2 million in 2005. Operating expenses decreased 4.2% to NT$8,333.9 million (US$255.7 million) in 2006, compared to NT$8,698.6 million in 2005.  The decrease in operating expenses was primarily due to decreases in general and administrative expense and research and development expense, partially offset by an increase in selling expense.  General and administrative expense decreased 9.0% to NT$4,381.3 million (US$134.4 million) in 2006 from NT$4,813.2 million in 2005. This decrease was primarily the result of a decrease in goodwill amortization, partially offset by increases in depreciation and amortization and professional fees.  We recognized no goodwill amortization in 2006, compared to NT$528.9 million, or 0.6% of our net revenues, in 2005.  In accordance with ROC SFAS No. 25, beginning in 2006, goodwill is no longer amortized and is instead tested for impairment annually.  See “—Goodwill Amortization Under ROC GAAP”.  General and administrative expense represented 4.4% of our net revenues in 2006, compared to 5.7% in 2005.  Research and development expense decreased 5.5% to NT$2,632.0 million (US$80.8 million) in 2006 from NT$2,785.4 million in 2005.  This decrease was primarily due to a decrease in the costs for reconfiguring and upgrading our testing equipment as a result of our obtaining a lower price for these services from our service providers.  Research and development expense accounted for 2.6% of our net revenues in 2006, compared to 3.3% in 2005.  Selling expense increased 20.1% to NT$1,320.6 million (US$40.5 million) in 2006 from NT$1,100.0 million in 2005. This increase was primarily due to an increase in commission and sales fees.  Selling expense as a percentage of net revenues remained the same between 2006 and 2005 at 1.3%.  Our operating income as a percentage of net revenues, or operating margin, increased to 20.4% in 2006 from 6.9% in 2005, primarily as a result of the increase in our gross margin.

Non-Operating Income (Expense). We incurred a net non-operating income of NT$1,805.0 million (US$55.4 million) in 2006, compared to a net non-operating expense of NT$11,493.0 million in 2005.  This overall increase was primarily a result of an our recognition in 2005 of NT$8,838.1 million for loss on fire damage in connection with a fire at our facilities in Chung Li, Taiwan in May 2005 and our recognition of NT$4,574.5 million (US$140.4 million) for gain on insurance settlement and impairment recovery in 2006.  For more information, see note 29 to our consolidated financial statements included in this annual report.

Net Income. We had a net income of NT$17,416.2 million (US$534.4 million) in 2006, compared to a net loss of NT$4,691.2 million in 2005. Our net income per ADS was NT$18.85 (US$0.58) in 2006, compared to a loss per ADS of NT$5.37 in 2005 (retroactively adjusted to account for stock dividends issued in 2005). We had an income tax expense of NT$2,084.8 million (US$64.0 million) in 2006, compared to an income tax benefit of NT$118.6 million in 2005, primarily due to an increase in taxable income and the ROC Alternative Minimum Tax Act, which became effective on January 1, 2006.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Net Revenues. Net revenues increased 11.7% to NT$84,035.8 million in 2005 from NT$75,237.7 million in 2004. Packaging revenues increased 13.3% to NT$66,022.9 million in 2005 from NT$58,261.8 million in 2004. Testing revenues increased 3.9% to NT$17,122.0 million in 2005 from NT$16,473.9 million in 2004. The increase in packaging revenues was due to an increase in packaging volume and, to a lesser extent, an increase in average selling prices for packaging services. The increase in testing revenues was due to an increase in average selling prices for testing services, partially offset by a decrease in testing volume. The increase in packaging volume resulted primarily from the recovery in the semiconductor industry and the increase in outsourcing of the packaging of semiconductor devices, partially offset by the interruption of our operations at our Chung Li facility as a result of the fire in May 2005. The decrease in testing volume resulted primarily from the fire in May 2005.  The increase in average selling prices for packaging services reflects the fact that advanced package types accounted for a greater portion of our packaging volumes, even though the percentage of net revenues accounted for by advanced package types remained relatively unchanged.  The increase in average selling prices for testing services reflects the fact that we are increasingly employing advanced testing equipment, which is charged out at a higher rate, and the fact that testing of complex, high-performance logic/mixed-signal semiconductors, which typically take longer to test, accounted for a greater portion of our testing volumes. We also made certain changes to our pricing in the second half of 2005 that contributed to the increase in the average selling price for certain of our packaging and testing services.  In response to tight capacity in the packaging and testing markets generally and decreased capacity that resulted from the fire in May 2005, we increased the prices for certain of our packaging and testing services, including charging our customers for certain ancillary services that we previously provided without charge.  In addition, we also reduced our customer base in order to allow us to focus on higher-margin customers. The increases in average selling prices for packaging and testing were partially offset by the general trend in the semiconductor industry of declining prices for each input/output lead on a semiconductor device.

Gross Profit. Gross profit decreased 6.9% to NT$14,517.8 million in 2005 from NT$15,596.6 million in 2004. Our gross profit as a percentage of net revenues, or gross margin, decreased to 17.3% in 2005 compared to 20.7% in 2004. This decrease was primarily a result of an increase in raw material costs and, to a lesser extent, cost of components for use in modules, partially offset by a decrease in depreciation and amortization, all as a percentage of net revenues. Our gross margin for packaging decreased to 15.3% in 2005 from 19.1% in 2004. This decrease was primarily due to an increase in raw material costs and cost of components for use in modules, partially offset by a decrease in depreciation and amortization, all as a percentage of net packaging revenues. Our gross margin for testing decreased to 25.9% in 2005 from 26.3% in 2004. This decrease was primarily due to an increase in rental expense because we leased more testing equipment, partially offset by a decrease in depreciation and amortization, each as a percentage of net testing revenues. Raw material costs in 2005 was NT$27,430.2 million, compared to NT$21,139.8 million in 2004. As a percentage of net revenues, raw material costs increased to 32.6% in 2005 from 28.1% in 2004 primarily because advanced package types, which require more expensive raw materials, accounted for a greater portion of our packaging volumes in 2005.  Depreciation and amortization in 2005 was NT$13,830.2 million, compared to NT$13,627.9 million in 2004. The increase in depreciation resulting from the acquisition of property, plant and equipment in 2005 was partially offset by the write-off of buildings and equipment due to fire damage in May 2005. As a result, there was only a slight increase in the overall depreciable basis of our property, plant and equipment in 2005. As a percentage of net revenues, however, depreciation and amortization decreased to 16.5% in 2005 from 18.1% in 2004, reflecting an increase in revenues, higher capacity utilization rates and increased use of equipment that was leased instead of purchased.

Operating Income. We had an operating income of NT$5,819.2 million in 2005, compared to NT$6,956.8 million in 2004. Operating expenses increased 0.7% to NT$8,698.6 million in 2005, compared to NT$8,639.8 million in 2004. The increase in operating expenses was primarily due to higher research and development expenses and general and administrative expenses, partially offset by a decrease in selling expenses. Research and development expense increased 7.9% to NT$2,785.4 million in 2005 from NT$2,581.1 million in 2004. This increase was primarily a result of an increase in our salaries and bonuses expense. Research and development expense accounted for 3.3% of our net revenues in 2005, compared to 3.4% in 2004. General and administrative expense, excluding goodwill amortization, increased 11.6% to NT$4,284.3 million in 2005 from NT$3,840.0 million in 2004. This increase was primarily the result of an increase in our salaries and bonuses expense. General and administrative expense, excluding goodwill amortization, represented 5.2% of our net revenues in 2005, compared to 5.1% in 2004. Goodwill amortization was NT$528.9 million in 2005 compared to NT$877.6 million in 2004. Goodwill amortization represented 0.6% of our net revenues in 2005, compared to 1.2% in 2004. Selling expense decreased 18.0% to NT$1,100.0 million in 2005 from NT$1,341.1 million in 2004. This decrease was primarily due to decreased commission and fee payments to our sales and customer service agents following our acquisition in July 2004 of ASE (U.S.) Inc., which was previously our agent providing customer service and after-

sales support to our customers in Europe and North America. See “Item 4. Information on the Company—Business Overview—Sales and Marketing—Sales and Customer Service Agents”. Selling expense represented 1.3% of our net revenues in 2005, compared to 1.8% in 2004. Our operating income as a percentage of net revenues, or operating margin, decreased to 6.9% in 2005 from 9.2% in 2004, primarily as a result of the decrease in our gross margin.

Non-Operating Income (Expense). We incurred a net non-operating expense of NT$11,493.0 million in 2005, compared to a net non-operating expense of NT$3,993.9 million in 2004. This overall increase was primarily a result of loss on fire damage and, to a lesser extent, an increase in net interest expense, partially offset by a decrease in impairment loss and, to a lesser extent, an increase in earnings of equity method investees and net foreign exchange gain.  We incurred loss on fire damage of NT$8,838.1 million as a result of a fire that broke out in May 2005 at the principal building of our substrates facility in Chung Li, Taiwan, which amount included estimated losses of NT$13,479.1 million, less insurance recoveries of NT$4,641.0 million.  See note 29 to our consolidated financial statements included in this annual report. Net interest expense increased 56.3% to NT$1,397.7 million in 2005 from NT$894.4 million in 2004, primarily due to increased outstanding balances and higher interest rates on our bank loans. In 2004, we recognized an impairment loss of NT$1,950.1 million on goodwill relating to our purchase of shares of ISE Labs and ASE Test; whereas in 2005 we did not recognize any impairment loss.  We recognized equity in earnings of equity method investees of NT$74.3 million in 2005 compared to equity in losses of equity method investees of NT$395.0 million in 2004.  We recorded a net foreign exchange gain of NT$154.3 million in 2005 compared to a net foreign exchange gain of NT$222.4 million in 2004. The net foreign exchange gain in 2005 was primarily due to the appreciation of the US dollar, which had a positive impact on our U.S. dollar-denominated assets.

Net Income. We had a net loss of NT$4,691.2 million in 2005, compared to a net income of NT$4,209.7 million in 2004. Our net loss per ADS was NT$5.37 in 2005, compared to a net income per ADS of NT$4.81 in 2004 (retroactively adjusted to account for stock dividends issued in 2005 and 2004). We had an income tax benefit of NT$118.6 million in 2005, compared to an income tax benefit of NT$1,397.0 million in 2004, primarily as a result of a decrease in capital expenditure relating to our facilities in Taiwan.

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

	Quarter Ended
	Jun. 30, 2005	Sept. 30, 2005	Dec. 31, 2005	Mar. 31, 2006	Jun. 30, 2006	Sep. 30, 2006	Dec. 31, 2006	Mar. 31, 2007
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(in millions)
Consolidated Net Revenues
Packaging	14,144.5	17,160.5	20,783.9	19,306.2	19,955.0	20,373.7	17,185.6	16,282.6
Testing	3,752.2	4,410.4	5,266.6	5,122.7	5,699.9	5,810.1	4,796.9	4,324.1
Others	91.1	250.9	353.0	408.3	631.9	542.2	591.1	486.0
Total	17,987.8	21,821.8	26,403.5	24,837.2	26,286.8	26,726.0	22,573.6	21,092.7
Consolidated Gross Profit
Packaging	1,531.3	2,808.6	4,333.5	4,496.5	4,853.3	5,510.3	4,420.7	3,590.8
Testing	615.4	1,313.1	2,127.1	1,983.0	2,451.0	2,557.3	1,736.9	1,246.4
Others	(92.1)	(34.2)	94.4	155.9	195.4	179.9	240.2	159.6

	Quarter Ended
	Jun. 30, 2005	Sept. 30, 2005	Dec. 31, 2005	Mar. 31, 2006	Jun. 30, 2006	Sep. 30, 2006	Dec. 31, 2006	Mar. 31, 2007
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(in millions)
Total	2,054.6	4,087.5	6,555.0	6,635.4	7,499.7	8,247.5	6,397.8	4,996.8
Consolidated Gross Margin
Packaging	10.8%	16.4%	20.9%	23.3%	24.3%	27.0%	25.7%	22.1%
Testing	16.4%	29.8%	40.4%	38.7%	43.0%	44.0%	36.2%	28.8%
Overall	11.4%	18.7%	24.8%	26.7%	28.5%	30.9%	28.3%	23.7%

Our results of operations are affected by seasonality.  Our first quarter net revenues have historically decreased over the preceding fourth quarter, primarily due to the combined effects of holidays in the United States, Taiwan and elsewhere in Asia. Moreover, the increase or decrease in net revenues of a particular quarter as compared with the immediately preceding quarter varies significantly. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Our operating results are subject to significant fluctuations, which could adversely affect the market value of your investment”.

Exchange Rate Fluctuations

For quantitative and qualitative disclosure of our exposure to foreign currency exchange rate risk, see “Item 11.  Quantitative and Qualitative Disclosures about Market Risk—Market Risk—Foreign Currency Exchange Rate Risk”.

Taxation

The regular corporate income tax rate in the ROC applicable to us is 25%. Under the ROC Statute of Upgrading Industries, which gives certain preferential tax treatment to companies that qualify as operating in a “newly-emerging important and strategic industry” or “manufacturing industry”, we may apply for tax holidays covering the portion of our income allocable to eligible machinery and equipment upon receipt of a cash infusion from our shareholders, including through rights offerings, if the proceeds of which are used to purchase eligible machinery and equipment. We may also apply for this tax holiday after the capitalization of retained earnings through the issuance of stock dividends.  See note 21 to our consolidated financial statements included in this annual report. We have five five-year tax exemptions on income derived from a portion of our operations in Kaohsiung, Taiwan. One such exemption will expire at the end of 2007 and another will expire on September 30, 2009. We are in the process of applying for the use of the remaining three exemptions in connection with our operations in Kaohsiung, Taiwan. We also received three five-year tax exemptions for a cash injection from our shareholders in connection with our operations in Chung Li, Taiwan. One such exemption will expire at the end of 2007 and another will expire at the end of 2011.  We are in the process of applying for the use of the exemption in connection with our operations in Chung Li, Taiwan.

ASE Test Taiwan has one five-year tax exemption that will expire at the end of 2010 on income derived from a portion of its testing operations. ASE Test Taiwan also plans to apply for one more five-year exemptions upon the completion of related capacity expansions.

Under the ROC Statute for Upgrading Industries, we are also entitled to tax credit to be applied to the purchase of qualifying manufacturing equipment.  The tax credits were set at 11% and 7% for 2005 and 2006, respectively, and are expected to remain at 7% in 2007. We are also entitled to tax credits set at 30% of the amount spent on qualifying research and development expenses and employee training expenses. These tax credits generally expire five years following their respective grants and are available to reduce 50% of our income taxes payable in the first four years and 100% of such taxes payable in the fifth year, subject to the application of the Alternative Minimum Tax Act, or AMT Act, discussed below.

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

Our effective income tax rate was 0% in 2004 and 2005 primarily as a result of tax credits generated from qualifying equipment purchases made at our facilities in Kaohsiung, Taiwan. In 2006, our effective income tax rate increased to 9% primarily due to the increase of taxable income and the AMT Act, described as below, effective on January 1, 2006. We believe that the future estimated taxable income will be sufficient to realize the current and long-term portion of our net deferred tax assets recorded as of December 31, 2004, 2005 and 2006.

Under the ROC Income Tax Law, all earnings generated in a year which are not distributed to shareholders as dividends in the following year will be assessed a 10% undistributed earnings tax. As a result, if we do not distribute all of our annual earnings as either cash or stock dividends in the following year, these undistributed earnings will be subject to the 10% undistributed earnings tax.

The ROC government enacted the AMT Act, which became effective on January 1, 2006. The alternative minimum tax, or AMT, imposed under the AMT Act is a supplemental tax which is payable if the income tax payable pursuant to the ROC Income Tax Act is below the minimum amount prescribed under the AMT Act. The taxable income for calculating the AMT includes most income that is exempted from income tax under various legislations, such as tax holidays and investment tax credits. The AMT rate for business entities is 10%. However, the AMT Act grandfathered certain tax exemptions granted prior to the enactment of the AMT Act.

Inflation

We do not believe that inflation in Taiwan or elsewhere has had a material impact on our results of operations.

U.S. GAAP Reconciliation

Our consolidated financial statements are prepared in accordance with ROC GAAP, which differ in certain material respects from U.S. GAAP. The following table sets forth a comparison of our net income and shareholders’ equity in accordance with ROC GAAP and U.S. GAAP as of and for the periods indicated.

	As of and For the Year Ended December 31,
	2004	2005	2006
	NT$	NT$	NT$	US$
	(in millions)
Net income (loss):
ROC GAAP	4,209.7	(4,691.2)	17,416.2	534.4
U.S. GAAP	4,297.1	(5,530.5)	14,122.7	433.3
Total shareholders’ equity:
ROC GAAP	59,716.6	54,850.2	77,126.8	2,366.6
U.S. GAAP	48,657.1	44,959.3	60,584.1	1,858.9

Note 31 to our consolidated financial statements included in this annual report provides a description of the principal differences between ROC GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of select items, including net income and shareholders’ equity. Significant differences between ROC GAAP and U.S. GAAP, which primarily affect our net income as reported under ROC GAAP, include impairment loss reversal, impairment of goodwill and long-term investments and compensation expense pertaining to bonuses to employees, directors and supervisors.

On January 1, 2002, we adopted U.S. SFAS No. 142, “Goodwill and Other Intangible Assets”, which requires that goodwill no longer be amortized, and instead, be tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.  In conjunction with the implementation of U.S. SFAS No. 142, we completed a goodwill impairment review as of January 1, 2002 in accordance with the provisions of the standard and found no impairment. U.S. SFAS No. 142 also required companies to discontinue amortizing goodwill and other indefinite-lived assets beginning January 1, 2002.  This resulted in a decrease in amortization of approximately NT$877.6 million and NT$528.9 million in 2004 and 2005, respectively, which continued to be recorded for ROC GAAP purposes through 2005, after which goodwill amortization is no longer required under ROC GAAP. Under U.S. GAAP, we realized an impairment charge as of December 31, 2002 related to the goodwill from the acquisition of ASE Test.  For the year ended December 31, 2004, we took an impairment charge under U.S. GAAP of NT$1,337.7 million relating to our purchase of shares of ISE Labs.  We did not record any impairment charge for goodwill in 2005 or 2006.

On December 31, 2004, we adopted ROC SFAS No. 35, “Accounting for Asset Impairment”. Under ROC SFAS No. 35, goodwill is evaluated at least annually to determine if it is impaired. As a result of our annual impairment review, under ROC GAAP, we recognized an impairment charge of NT$1,950.1 million for goodwill relating to our purchase of shares of ASE Test and ISE Labs in 2004. We did not record any impairment charge for goodwill in 2005 and 2006. See note 12 to our consolidated financial statements included in this annual report.

ROC GAAP and U.S. GAAP require an assessment of impairment of long-term investments whenever events or circumstances indicate a decline in value may be other-than-temporary. The criteria for determination are similar under ROC GAAP and U.S. GAAP. However, the methods to measure the amount of impairment may be based on different estimates of fair values depending on the circumstances. When impairment is determined to have occurred, U.S. GAAP requires the market price to be used, if available, to determine the fair value of the long-term investment and measure the amount of impairment at the reporting date. Under ROC GAAP, if the market price is deemed to be a result of an inactive market, another measure of fair value may be used. For the year ended December 31, 2004, under U.S. GAAP, we took an impairment charge of NT$1,707.0 million relating to our investment in Universal Scientific. We did not record any impairment charge for long-term investments in 2005 and 2006.

Under U.S. GAAP, effective January 1, 2002, long-lived assets (excluding goodwill and other indefinite lived assets) held and used by us are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

On December 31, 2004, we adopted ROC SFAS No. 35 to account for impairment of long-lived assets for ROC GAAP purposes.  Similar to U.S. SFAS No. 144 in principal, ROC SFAS No. 35 requires us to analyze for impairment when there is an indication that the carrying amount of an asset may no be recoverable.  However, ROC SFAS No. 35 differs from U.S. SFAS No. 144 in the following aspects: (1) the determination of impairment is based on discounted cashflows and (2) previously recorded impairment can be reversed up to the net book value of the long-lived assets as if no impairment loss was recorded.

Prior to January 1, 2005, we followed U.S. GAAP in accounting for impairment of long-lived assets for ROC GAAP purpose.

In 2005, we recognized a loss of NT$13,479.1 million on damage to our property, plant and equipment caused by a fire at our facilities in Chung Li, Taiwan. In 2006, we reversed NT$2,190.6 million (US$67.2 million) of the impairment loss recognized in 2005 under ROC GAAP due to an increase in the estimated service potential of the relevant assets. See note 29 to our consolidated financial statements included in this annual report. Reversal of the amount is prohibited under U.S. GAAP.  See note 31 to our consolidated financial statements included in this annual report for a reconciliation of the differences in the cost basis of the damaged machinery and associated depreciation expense.

We typically pay all or a portion of employee bonuses in the form of common shares. The number of common shares distributed as part of employee bonuses is obtained by dividing the total nominal NT dollar amount of the bonus to be paid in the form of common shares by the par value of the common shares, or NT$10 per share, rather than their market value, which has generally been substantially higher than par value. We paid employee bonuses in 2004 and 2005 in the form of common shares with respect to the results of the preceding fiscal year. Under ROC

GAAP, the distribution of employee bonus shares is treated as an allocation from retained earnings, and we are not required to, and do not, charge the value of the employee bonus shares to employee compensation expense. Under U.S. GAAP, however, we are required to charge the market value of the employee bonus shares to employee compensation expense in the period to which they relate, and correspondingly reduce our net income and income per common share. See “Item 6. Directors, Senior Management and Employees—Compensation—ASE Inc. Employee Bonus and Stock Option Plans”.

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

Recent U.S. GAAP Accounting Pronouncements

In September 2006, the FASB issued U.S. SFAS No.157, “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  U.S. SFAS No. 157 does not require any new fair value measurements, but brings up guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement is effective beginning January 1, 2008. We are currently assessing the potential impact that the adoption of U.S. SFAS No.157 will have on our results of operations and financial position, and we are not yet in a position to determine such effects.

In September 2006, the FASB issued U.S. SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—An Amendment of FASB Statements No. 87, 88, 106, and 132R” (U.S. SFAS No. 158). Provisions with respect to the recognition of an asset and liability related to the funded status and the changes in the funded status be reflected in comprehensive income are effective for fiscal years ended after December 15, 2006 and the change in measurement date provisions is effective for fiscal years ended after December 15, 2008. U.S. SFAS No. 158 also requires the measurement date of the plan’s funded status be the same as our fiscal year-end. We adopted all requirements of U.S. SFAS No. 158 in the fiscal year ended December 31, 2006. Upon the adoption of U.S. SFAS No. 158, we recognized a decrease to accumulated other comprehensive income of NT$460,022 thousand (net of tax effect) as of December 31, 2006.

In July 2006, the FASB issued FASB Interpretation No.48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN48 is effective for fiscal years beginning after December15, 2006 and is required to be adopted in fiscal year 2007. The cumulative effects, if any, of applying FIN 48 will be recorded as an adjustment to retained earnings as of the beginning of the period of adoption. We are currently evaluating the effect that the adoption of FIN 48 will have on our results of operations and financial position and we are not yet in a position to determine such effects.

For information on other recent U.S. GAAP accounting pronouncements, see note 32 to our consolidated financial statements included in this annual report.

LIQUIDITY AND CAPITAL RESOURCES

Information in this annual report from our consolidated statements of income for the years ended December 31, 2003, 2004 and 2005 has been adjusted to reflect the reclassification of ASE Test’s camera module assembly operations as discontinued operations.  Information from our consolidated statements of cash flows was appropriately not adjusted.  See “—Discontinued Operations”.

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

Net cash provided by operating activities amounted to NT$37,290.0 million (US$1,144.2 million) in 2006, partially as a result of adjusting for non-cash depreciation and amortization, and, to a lesser extent, for gain on insurance settlement and impairment recovery of NT$9,913.8 million (US$304.2 million). Net cash provided by operating activities amounted to NT$18,751.0 million in 2005, partially as a result of adjusting for non-cash depreciation and amortization, including amortization of goodwill, and loss on fire damage of NT$23,774.5 million. Net cash provided by operating activities amounted to NT$19,206.7 million in 2004, partially as a result of adjusting for non-cash depreciation and amortization, including amortization of goodwill, and to a lesser extent, as a result of adjusting for the impairment of goodwill and other investment loss of NT$18,126.0 million. The increase in net cash generated by operating activities in 2006 compared to 2005 was primarily due to a significant increase in net income to NT$17,416.2 million (US$534.4. million) in 2006 from a net loss of NT$4,691.2 million in 2005 and net decreases in financial assets for trading and notes and accounts receivable of NT$10,773.9 million (US$330.6 million), partially offset by a non-cash gain on insurance settlement and impairment recovery of NT$4,574.5 million (US$140.4 million) in 2006 compared to a non-cash loss on fire damage of NT$8,212.8 million in 2005. The increase in net cash generated by operating activities in 2005 compared to 2004 was primarily due to non-cash loss on fire damage of NT$8,212.8 million in 2005 and a net decrease in inventories of NT$4,778.7 million in 2005.

Net cash used in investing activities amounted to NT$22,104.5 million (US$678.3 million) in 2006, primarily due to the acquisition of property, plant and equipment, such as machinery and equipment for our packaging, testing and interconnect materials operations, of NT$17,764.2 million (US$545.1 million) and, to a lesser extent, the net increase acquisition of available-for-sale financial assets of NT$9,134.1 million (US$280.3 million), partially offset by proceeds from insurance claims of NT$5,768.0 million (US$177.0 million). Net cash used in investing activities amounted to NT$11,632.0 million in 2005, primarily due to the acquisition of property, plant and equipment, such as machinery and equipment for our packaging, testing and interconnect materials operations, of NT$15,611.5 million, partially offset by insurance proceeds in connection with the fire damage incurred at our facilities in Chung Li, Taiwan in May 2005. Net cash used in investing activities amounted to NT$31,048.9 million in 2004, primarily as a result of the acquisition of property, plant and equipment, such as machinery and equipment for our packaging, testing and interconnect materials operations, of NT$28,521.4 million.

Net cash used in financing activities in 2006 amounted to NT$12,561.1 million (US$385.4 million). This amount reflected primarily a decrease in long-term debts of NT$13,745.7 million (US$421.8 million). Net cash used in financing activities in 2005 amounted to NT$91.8 million. This amount reflected primarily a decrease in long-term debts of NT$3,221.9 million, which was partially offset by an increase in short-term borrowings of NT3,638.4 million. Net cash provided by financing activities in 2004 was NT$9,164.2 million. This amount reflected primarily an increase in long-term debts of NT$5,995.1 million, our issuance of domestic secured bonds of NT$2,733.1 million and an increase in short-term borrowings of NT$2,696.0 million, which was partially offset by investments payable of NT$2,310.0 million.

As of December 31, 2006, our primary source of liquidity was NT$15,730.1 million (US$482.7 million) of cash and NT$10,904.3 million (US$334.6 million) of financial assets—current. Our financial assets—current primarily consisted of investments in open-ended mutual funds. As of December 31, 2006, we had total unused short-term credit lines of NT$36,714.6 million (US$1,126.6 million), and total unused long-term credit lines of NT$4,845.8 million (US$148.7 million). As of December 31, 2006, we had working capital of NT$20,752.6 million (US$636.8 million).

As of December 31, 2006, we had total borrowings of NT$37,897.4 million (US$1,162.9 million), NT$2,868.1 million (US$88.0 million) of which were short-term borrowings and NT$35,029.3 million (US$1,074.8 million) of which were long-term borrowings. The interest rate for borrowings under our short-term borrowings ranged from 1.80% to 7.33% per year as of December 31, 2006. All of our short-term loans are revolving facilities with a term of one year, each of which may be extended on an annual basis with lender consent. Our long-term borrowings consist primarily of bank loans, bonds payable and capital lease obligations. As of December 31, 2006, we had outstanding long-term borrowings, less current portion, of NT$29,398.3 million (US$902.1 million). As of December 31, 2006, the current portion of our long-term borrowings was NT$5,631.0 million (US$172.8 million). Our long-term borrowings carried variable interest rates which ranged between 0.0% and 6.8% per year as of December 31, 2006.

We have pledged a portion of our assets, with a carrying value of NT$5,143.4 million (US$157.8 million) as of December 31, 2006, to secure our obligations under our short-term and long-term facilities.

In November 2005, we and ASE Test Taiwan entered into a US$100.0 million three-year revolving receivables acquisition and servicing agreement with ABN Amro Bank N.V. whereby we and ASE Test, Inc. agree to sell and ABN Amro Bank N.V. agrees to buy certain eligible receivables. The credit line under this facility was increased to US$200 million in June 2006. The total accounts receivable sold under this facility as of December 31, 2005 and 2006 was NT$3,915.0 million and NT$4,608.2 million (US$141.4 million), respectively. See “—Off-Balance Sheet Arrangements”.

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

In March 2005, ASE Shanghai entered into a US$119.0 million five-year syndicated credit facility for which the Hongkong and Shanghai Banking Corporation Limited, Shanghai Branch acted as arranger and agent. We agreed to act as guarantor for ASE Shanghai. We used US$79 million to refinance exiting credit facilities to fund our capital expenditure requirements. The facility bears interest at LIBOR plus 0.75% per annum.

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

In September 2003, we issued US$200 million in aggregate principal amount of zero coupon convertible bonds due 2008. The convertible bonds are convertible into our common shares and ADSs. In April 2005, we repurchased in the market US$15 million of the convertible bonds.  As of April 30, 2007, these convertible bonds are convertible into our common shares at a conversion price of NT$31.98 per common share. As of April 30, 2007, US$11.8 million of the convertible bonds had been converted.

In August 2003, ASE Test Finance Limited obtained a loan of US$60.0 million from J&R Holding Limited in connection with the redemption of its convertible notes issued in 1999.  The loan was originally due in February 2005 but was repaid in full in July 2004.  In connection with the repayment of the loan to J&R Holding Limited in June 2004, ASE Test entered into a two year revolving loan facility agreement for US$30.0 million which was guaranteed by ASE Test Taiwan.  Also in connection with the repayment of the loan to J&R Holding Limited, ASE Test Finance Limited entered into a credit facility for US$30.0 million which was guaranteed by ASE Test.  Both of these loans were repaid in September 2005.

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

Our contingent obligations consist of guarantees provided by us to our subsidiaries and affiliates. As of December 31, 2006, we endorsed and guaranteed the promissory notes of our subsidiaries and affiliates in the amount of NT$12,410.5 million (US$380.8 million). Other than such guarantees, we have no other contingent obligations.

We have made, and expect to continue to make, substantial capital expenditures in connection with the expansion of our production capacity. The table below sets forth our principal capital expenditures incurred for the periods indicated.

	Year Ended December 31,
	2004	2005	2006
	NT$	NT$	NT$	US$
	(in millions)
Machinery and equipment	26,063.0	11,883.3	13,491.2	414.0
Building and improvements	4,525.3	1,074.1	4,239.7	130.1

We have budgeted capital expenditures of approximately NT$20,117.6 million (US$617.3 million) for 2007, primarily to purchase machinery and equipment in connection with the expansion of our packaging, testing, and interconnect materials operations. We may adjust the amount of our capital expenditures upward or downward based on market conditions, the progress of our expansion plans and cash flow from operations. Due to the rapid changes in technology in the semiconductor industry, we frequently need to invest in new machinery and equipment, which may require us to raise additional capital. We cannot assure you that we will be able to raise additional capital should it become necessary on terms acceptable to us or at all. See “Item 3. Key Information—Risk Factors—Risks

Relating to Our Business—Because of the highly cyclical nature of our industry, our capital requirements are difficult to plan. If we cannot obtain additional capital when we need it, our growth prospects and future profitability may be adversely affected”.

We believe that our existing cash, marketable securities, expected cash flow from operations and existing credit lines under our short-term loan facilities will be sufficient to meet our capital expenditures, working capital, cash obligations under our existing debt and lease arrangements, and other requirements for at least the next twelve months.  We currently hold cash primarily in U.S. dollars, New Taiwan dollars, Malaysian ringgit, PRC renminbi, Japanese yen and Korean won.  As of December 31, 2006, we had contractual obligations of NT$32,827.1 million (US$1,007.3 million) due in the next three years. We intend to meet our payment obligations through the expected cash flow from operations, long-term borrowings and the issuance of additional equity or equity-linked securities. We will continue to evaluate our capital structure and may decide from time to time to increase or decrease our financial leverage through equity offerings or borrowings. The issuance of additional equity or equity-linked securities may result in additional dilution to our shareholders.

From time to time, we evaluate possible investments, acquisitions or divestments and may, if a suitable opportunity arises, make an investment, acquisition or divestment. On February 2, 2007, we and NXP announced the signing of a memorandum of understanding to form a joint venture company in Suzhou, PRC focused on semiconductor testing and packaging.  The terms of the agreement are subject to final negotiations between NXP and us and the receipt of necessary approvals from regulatory authorities.  We currently plan to acquire 60.0% of the equity of NXP Semiconductors Suzhou Ltd., NXP’s existing testing and packaging operations in Suzhou, with NXP retaining the remaining 40.0%. Other than our potential joint venture with NXP or as disclosed elsewhere in this annual report, we currently have no commitments to make any material investment, acquisition or divestment.

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

We have, from time to time, entered into interest rate swap and interest rate swaption transactions to hedge our interest rate exposure. As of December 31, 2006, we had NT$2,750.0 million (US$84.4 million) outstanding in interest rate swap contracts. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk—Interest Rate Risk”. We have entered into foreign currency option contracts and forward exchange contracts to hedge our existing assets and liabilities denominated in foreign currencies and identifiable foreign currency purchase commitments. As of December 31, 2006, we had no outstanding foreign currency option contracts and US$105.3 million outstanding in forward contracts. In October 2003, we entered into cross-currency swap contracts to hedge against exchange rate fluctuations in connection with our US$200.0 million zero coupon convertible bonds due 2008, of which US$15.0 million were repurchased in the market in April 2005. As of December 31, 2006, we had US$142.0 million outstanding in cross-currency swap contracts. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and note 23 to our consolidated financial statements included in this annual report.

RESEARCH AND DEVELOPMENT

For 2004, 2005 and 2006, our research and development expenditures totaled approximately, NT$2,581.1 million, NT$2,785.4 million, and NT$2,632.0 million (US$80.8 million), respectively. These expenditures represented approximately 3.4%, 3.3% and 2.6% of net revenues in 2004, 2005 and 2006, respectively. We have historically expensed all research and development costs as incurred and none is currently capitalized. As of April 30, 2007, we employed 1,984 employees in research and development.

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

A significant portion of our research and development efforts is also focused on the development of advanced substrate production technology for BGA packaging. Substrate is the principal raw material for BGA packages. Development and production of advanced substrates involve complex technology and, as a result, high quality substrates are currently available only from a limited number of suppliers, located primarily in Japan.  We believe that our successful development of substrate production capability has, among other things, enabled us to capture an increasingly important value-added component of the packaging process, helped ensure a stable and cost-effective supply of substrates for our BGA packaging operations and shortened edproduction time.  See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions”.

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

OFF-BALANCE SHEET ARRANGEMENTS

We and ASE Test Taiwan entered into a US$100.0 million, three-year revolving accounts receivable securitization agreement with a bank in November 2005.  The credit line under this facility was increased to US$200.0 million in June 2006. The agreement serves to increase our financing flexibility and to meet working capital requirements. Under the agreement, we and ASE Test Taiwan sold accounts receivable that meet certain eligibility requirements to the bank, which issued securities to third parties backed by the accounts receivable transferred to the bank. Proceeds received from the bank equaled the net carrying value of the sold accounts receivable, less a deferred purchase price receivable at 20% of such receivables, a guarantee deposit, a program fee and other related expenses. At the time of the sale, we and ASE Test Taiwan lost control over the accounts receivable. After the transfer of the accounts receivable, we and ASE Test Taiwan continue to service, administer and collect the accounts receivable on behalf of the bank. We and ASE Test Taiwan collect on the initial accounts receivable sold and transfer new accounts receivable meeting the eligibility requirements with a similar value to replace the collected accounts receivable. This securitization of accounts receivable resulted in an increase in our cash inflow of NT$3,875.9 million and NT$4,538.3 million (US$139.3 million) for 2005 and 2006, respectively.

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

We and ASE Test Taiwan de-recognized accounts receivable at 80% of the carrying value, representing the portion of the sold accounts receivable on which we and ASE Test Taiwan lost control at the time of transfer to the bank. If we or ASE Test Taiwan maintain any control over these sold accounts receivable after the initial sale, the sale of these accounts receivable will no longer qualify as an off-balance sheet transaction and the total proceeds receivable from the bank would have to be recorded as borrowings in our consolidated financial statements. See notes 2 and 7 to our consolidated financial statements included in this annual report.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth the maturity of our contractual obligations as of December 31, 2006.

	Payments Due by Period
	Total	Under 1 Year	1 to 3 Years	3 to 5 Years	After 5 Years
	NT$	NT$	NT$	NT$	NT$
	(in millions)
Contractual Obligations:
Long-term debt(1)	34,420.7	5,090.3	21,943.0	7,387.4	—
Capital lease obligations(2)	608.6	540.7	67.2	0.7	—
Operating leases(3)	1,592.7	836.5	581.4	174.8	—
Purchase obligations(4)	3,768.0	3,768.0	—	—	—
Total(5)(6)(7)	40,390.0	10,235.5	22,591.6	7,562.9	—

(1)	Excludes interest payments.

(2)
Represents our commitments under property leases less imputed interest. These obligations are recorded on our consolidated balance sheets. See note 16 to our consolidated financial statements included in this annual report.

(3)
Represents our commitments under leases for land, machinery and equipment such as testers, and office buildings and equipment. See note 26 to our consolidated financial statements included in this annual report.

(4)
Represents unpaid commitments for construction. These commitments are not recorded on our consolidated balance sheets as of December 31, 2006. See note 26 to our consolidated financial statements included in this annual report. Total commitments for construction of buildings were approximately NT$4,000.0 million (US$122.7 million), of which NT$232.0 million (US$7.1 million) had been paid as of December 31, 2006.

(5)
Excludes payments that vary based upon our net sales or sales volume, such as commissions, service fees and royalty payments for technology license agreements. Commission and service fee expenses in 2006 were approximately NT$320.5 million (US$9.8 million). Royalty expenses in 2006 were approximately NT$282.3 million (US$8.7 million). See note 26 to our consolidated financial statements included in this annual report.

(6)
Excludes non-binding commitments to purchase machinery and equipment of approximately NT$4,500.0 million (US$138.1 million) as of December 31, 2006, of which NT$75.8 million (US$2.3 million) had been paid. See note 26 to our consolidated financial statements included in this annual report.

(7)
Excludes our minimum pension funding requirements since such amounts have not been determined. We made pension contributions of approximately NT$345.6 million in 2005 and NT$266.3 million (US$8.2 million) in 2006 and we estimate that we will contribute approximately NT$133.8 million (US$4.1 million) in 2007. See “—Operating Results and Trend Information—Critical Accounting Policies” and note 17 to our consolidated financial statements included in this annual report.

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

The term of office for our directors is three years from the date of election. The current board of directors began serving on June 22, 2006. The terms of the current directors expire on June 21, 2009. Directors may serve any number of consecutive terms and may be removed from office at any time by a resolution adopted at a meeting of shareholders. Normally, all board members are elected at the same time, except where the posts of one-third or more of the directors are vacant, at which time a special meeting of shareholders shall be convened to elect directors to fill the vacancies. We and our subsidiaries do not have service contracts with our directors that provide for benefits upon termination of employment.

Our board of directors established an audit committee on July 22, 2005 to satisfy the requirements of Rule 10A-3 under the Exchange Act. The audit committee is appointed by the board of directors and currently consists of Alan Cheng, who is an independent director and financially literate with accounting or related financial management expertise.  The audit committee has responsibility for, among other things, overseeing the qualifications, independence and performance of our independent auditors and the integrity of our financial statements.

The following table sets forth information regarding all of our directors as of April 30, 2007.

Name	Position	Director Since	Age	Other Significant Positions Held
Jason C.S. Chang(1)	Director, Chairman and Chief Executive Officer	1984	62	Chairman of ASE Test; Chairman of ASE Test Taiwan
Richard H.P. Chang(1)	Director, Vice Chairman and President	1984	60	Vice Chairman of ASE Test; Chairman of Universal Scientific
Tien Wu(2)	Director and Chief Operating Officer	2003	49	Chief Executive Officer of ISE Labs
Joseph Tung(2)	Director, Chief Financial Officer and Vice President	1997	48	Supervisor of Universal Scientific; Director of ASE Test
Raymond Lo(2)	Director and General Manager, Kaohsiung packaging facility	2006	53	President of ASE Test
Jeffrey Chen(2)	Director and Vice President	2003	43	Director of ASE Test
Alan Cheng	Director	2005	61	Director of ASE Test

(1)	Jason C.S. Chang and Richard H.P. Chang are brothers.
(2)
Representative of ASE Enterprises, a company organized under the laws of Hong Kong, which held 17.3% of our outstanding common shares as of April 30, 2007. All of the outstanding shares of ASE Enterprises are held by a company organized under the laws of the British Virgin Islands in trust for the benefit of the family of our Chairman and Chief Executive Officer, Jason C.S. Chang, who is the sole shareholder and director of that company.

Supervisors

We currently have five supervisors, each serving a three-year term.  The current supervisors began serving on June 22, 2006, and their terms will expire on June 21, 2009. The supervisors’ duties and powers include investigation of our business condition, inspection of our corporate records, verification and review of financial statements presented by our board of directors at shareholders’ meetings, convening of shareholders’ meetings, representing us in negotiations with our directors and notification, when appropriate, to the board of directors to cease acting in contravention of any applicable law or regulation, our Articles of Incorporation or the resolutions of our shareholders’ meeting. Each supervisor is elected by our shareholders and cannot concurrently serve as a director, managerial officer or other staff member. The ROC Company Law requires at least one supervisor be appointed at all times, or two supervisors for a company with publicly issued equity shares, and that a supervisor’s term of office be no more than three years.

The following table sets forth information regarding all of our supervisors as of April 30, 2007.

Name	Position	Supervisor Since	Age	Other Significant Positions Held
Feng Mei-Jean(1)	Supervisor	1984	52	Supervisor of J&R Industrial Inc.
Samuel Liu(2)	Supervisor	2005	59	Chief Technical Officer (Test) of ASE Inc.
Tien-Szu Chen(2)	Supervisor	2006	45	Director of ASE Test Taiwan
John Ho(2)	Supervisor	1998	52	Director of Universal Scientific
Yen-Yi Tseng(2)	Supervisor	2000	65	Chairman of Hung Ching

(1)	Feng Mei-Jean is the wife of Richard H.P. Chang.
(2)	Representative of ASE Test Taiwan.

In accordance with ROC law, each of our directors and supervisors is elected either in his or her capacity as an individual or as an individual representative of a corporation or government. Persons designated to represent corporate or government shareholders as directors are typically nominated by such shareholders at the annual general meeting and may be replaced as representatives by such shareholders at will. Of the current directors and supervisors, four represent ASE Enterprises and four represent ASE Test Taiwan.  The remaining directors and supervisors serve in their capacity as individuals.

Executive Officers

The following table sets forth information regarding all of our executive officers as of April 30, 2007.

Name	Position	Years with the Company	Age
Jason C.S. Chang	Chairman and Chief Executive Officer	23	62
Richard H.P. Chang	Vice Chairman and President	23	60
Tien Wu	Chief Operating Officer; Chief Executive Officer, ISE Labs	7	49
Joseph Tung	Chief Financial Officer and Vice President	12	48
Raymond Lo	President, ASE Test; President, ASE Test Taiwan; General Manager, Kaohsiung packaging facility	21	53
Sang Jin Maeng	President, ASE Korea	8	55
Kwai Mun Lee	President, ASE South-East Asia operations	9	44

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

Jeffrey Chen has served as a director of ASE Inc. since June 2003 and a director of ASE Test since 1998. He is also a Vice President of ASE Inc. He was the Chief Financial Officer of ASE Test from July 1998 to August 2002. Prior to joining the ASE Group, he worked in the corporate banking department of Citibank, N.A. in Taipei and as a Vice President of corporate finance at Bankers Trust in Taipei. He holds a degree in finance and economics from Simon Fraser University in Canada and a master’s degree in business administration from the University of British Columbia in Canada.

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

Samuel Liu has served as a supervisor of ASE Inc. since May 2005. He is currently the Chief Technical Officer for test operations. Mr. Liu has worked in the electronics industry for over 30 years in various technical and management roles. He holds a B.S.E.E. from National Taiwan University and a Ph.D. in material science from Stanford University.

Tien-Szu Chen has served as a supervisor of ASE Inc. since June 2006 and is the President of Power ASE. Mr. Chen holds a bachelor’s degree in industrial engineering from Chung Yuan Christian University in Taiwan.

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

COMPENSATION

In 2006, we paid to our directors, supervisors and executive officers approximately NT$53.2 million (US$1.6 million) in cash remuneration. In June 2004, we granted an aggregate of 11,150,000 options to our directors, supervisors and executive officers under our employee stock option plan at an initial exercise price of NT$26.60 per share, which as of September 16, 2005 has been adjusted to an exercise price of NT$22.7 per share due to subsequent stock dividends. In 2006, we accrued pension costs of NT$18.1 million (US$0.6 million) for retirement benefits for our management.  We did not pay any remuneration in kind to our directors, supervisors or executive officers in 2006. We have not provided any loans to or guarantees for the benefit of any of our directors, supervisors or executive officers. For information regarding our pension and other retirement plans and those of our subsidiaries, see “Item 5. Operating and Financial Review and Prospects—Operating Results and Trend Information—ROC Labor Pension Act” and note 17 to our consolidated financial statements included in this annual report.

ASE Inc. Employee Bonus and Stock Option Plans

We award bonuses to employees of ASE Inc. and its subsidiaries who are located in Taiwan based on overall income and individual performance targets. These employees are eligible to receive bonuses in the form of our common shares valued at par. Actual amounts of bonuses to individual employees are determined based upon the employee meeting specified individual performance objectives. In 2004, we granted an aggregate of 15,427,203 common shares as stock bonuses with an aggregate value of NT$154.3 million. At our annual shareholders’ meeting held on June 15, 2004, our shareholders, in addition to approving such stock bonus, also approved NT$18.4 million as cash bonuses to employees. In 2005, we granted an aggregate of 25,567,460 common shares as stock bonuses with an aggregate value of NT$255.7 million. At our annual shareholders’ meeting held on June 30, 2005, our shareholders, in addition to approving such stock bonus, also approved NT$9.5 million as cash bonuses to employees. We did not grant any bonuses or stock options in 2006. See “Item 5. Operating and Financial Review and Prospects—Operating Results and Trend Information—U.S. GAAP Reconciliation” for a discussion of how stock bonuses are calculated under ROC GAAP.

We currently maintain two option plans, adopted in 2002 and 2004.  Pursuant to these plans, our full-time employees as well as the full-time employees of our domestic and foreign subsidiaries are eligible to receive stock option grants. Each option entitles the holder to purchase one ASE Inc. common share at a price equal to the closing market price on the date of the option issuance, such exercise price being subject to retroactive adjustment in the event of certain capital transactions in subsequent periods. Each option is exercisable upon vesting for five years. Forty percent of the options originally granted vest upon the second anniversary of the grant date, and an additional 10% of the options originally granted vest every six months thereafter. Each option expires at the end of the 10th year following its grant date. The options are generally not transferable. As of December 31, 2006, a total of 159,968,000 options had been granted under the 2002 plan, 145,989,000 of which had an original exercise price of NT$20.80 per share (currently adjusted to NT$16.10 per share) and 13,979,000 of which had an original exercise price of NT$24.60 per share (currently adjusted to NT$21.00 per share). As of December 31, 2006, a total of 139,917,000 options had been granted under the 2004 plan, 124,917,000 of which had an original exercise price of NT$26.60 per share (currently adjusted to NT$22.70 per share) and 15,000,000 of which had an original exercise price of NT$20.55 per share (currently adjusted to NT$18.60 per share).

ASE Test Share Option Plans

As of December 31, 2006, ASE Test maintained three option plans, which included plans adopted in 1999, 2000 and 2004.  Under ASE Test’s share option plans, ASE Test’s directors, employees, advisors, consultants and affiliates, some of whom serve as our directors, supervisors and employees, may, at the discretion of a committee of its directors administering the plan, be granted options to purchase its shares at an exercise price of no less than their market value on the date of grant. The committee has complete discretion to determine which eligible individuals are to receive option grants, the number of shares subject to each grant, the vesting schedule for each option grant and the maximum term for which each granted option is to remain outstanding, up to a maximum term of ten years. ASE Test’s board of directors may amend or modify the plans at any time. As of December 31, 2006, an aggregate of 16,500,000 of ASE Test’s shares had been reserved for issuance and 10,325,038 options to purchase its shares remained outstanding under its various option plans. An aggregate of 4,985,000 options (of which 4,404,500 were outstanding as of December 31, 2006) had been granted to the directors and executive officers of ASE Test. Options granted under the various plans are exercisable at exercise prices ranging from US$5.50 to US$25.00 per share.

EMPLOYEES

The following table sets forth, for the periods indicated, certain information concerning our employees for the dates indicated.

	As of December 31,
	2004	2005	2006
Total	34,649	29,039	26,986
Function
Direct labor	23,184	17,857	16,321
Indirect labor (manufacturing)	7,238	7,167	6,614
Indirect labor (administration)	2,017	2,101	2,227
Research and development	2,210	1,914	1,824
Location
Taiwan	22,893	20,821	19,145
Malaysia	5,787	2,437	2,259
PRC(1)	2,561	2,282	1,972
Korea	1,912	1,850	1,851
Japan(2)	988	1,002	1,020
Singapore	304	303	392
United States	195	344	347
Hong Kong(3)	9	—	—

(1)	We commenced our operations in the PRC in June 2004. See “Item 4. Information on the Company—Organizational Structure—Our Consolidated Subsidiaries—ASE Shanghai”.
(2)
We commenced our operations in Japan in May 2004. See “Item 4. Information on the Company—History and Development of the Company—Acquisition of NEC’s Packaging and Testing Operations in Yamagata, Japan”.

(3)	We dissolved our Hong Kong operations in 2005.

Eligible employees may participate in our employee share bonus plan and stock option plans and the ASE Test’s share option plans. See “—Compensation—ASE Inc. Employee Bonus and Stock Option Plans” and “—Compensation—ASE Test Share Option Plans”. See also “Item 5. Operating and Financial Review and Prospects—Operating Results and Trend Information—ROC Labor Pension Act”.

With the exception of ASE Korea’s employees, our employees are not covered by any collective bargaining arrangements. We believe that our relationship with our employees is good.

SHARE OWNERSHIP

The following table sets forth certain information with respect to our common shares and options exercisable for our common shares held by our directors, supervisors and executive officers as of April 30, 2007.

Director, Supervisor or Executive Officer	Number of ASE Inc. Common Shares Held	Percentage of Total ASE Inc. Common Shares Issued and Outstanding	Number of Options Held(1)	Exercise Price of Options (NT$)	Expiration Date of Options
Jason C.S. Chang	40,896,026(2)	0.88%	9,800,000	16.1–22.7	12/24/2012–6/30/2014
Richard H.P. Chang	57,394,918	1.24%	6,200,000	16.1–22.7	12/24/2012–6/30/2014
Tien Wu	1,129,742	0.02%	*	16.1–22.7	12/24/2012–6/30/2014
Joseph Tung	1,441,864	0.03%	*	16.1–22.7	12/24/2012–6/30/2014
Raymond Lo	927,928	0.02%	*	16.1–22.7	12/24/2012–6/30/2014
Jeffrey Chen	143,700	0.00%	*	16.1–22.7	12/24/2012–6/30/2014
Alan Cheng	383,100	0.01%	—	—	—
Feng Mei-Jean	73,725,050	1.59%	—	—	—
Samuel Liu	24,717	0.00%	*	22.7	6/30/2014
Tien-Szu Chen	163,101	0.00%	*	16.1-22.7	12/24/2012-6/30/2014

Director, Supervisor or Executive Officer	Number of ASE Inc. Common Shares Held	Percentage of Total ASE Inc. Common Shares Issued and Outstanding	Number of Options Held(1)	Exercise Price of Options (NT$)	Expiration Date of Options
John Ho	1,038,626	0.02%	*	16.1–22.7	12/24/2012–6/30/2014
Yen-Yi Tseng	162,660	0.00%	*	16.1–22.7	12/24/2012–6/30/2014
Sang Jin Maeng	0	0.00%	*	16.1–22.7	12/24/2012–6/30/2014
Kwai Mun Lee	0	0.00%	*	21.0–22.7	8/22/2013–6/30/2014

(1)	Each option covers one of our common shares.
(2)
In addition to holding 0.88% of our common shares directly, Jason C.S. Chang is the sole shareholder and director of a company that holds all the outstanding shares of ASE Enterprises, which holds 17.3% of our common shares. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders”.

*	The sum of the number of common shares held and the number of common shares issuable upon exercise of all options held is less than 1% of our total outstanding common shares.

Item 7.  Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth information known to us with respect to the beneficial ownership of our common shares, as of April 30, 2007, by each shareholder known by us to beneficially own more than 5% of our outstanding common shares and all directors, supervisors and executive officers as a group.

	Common Shares Beneficially Owned
Name of Shareholder or Group	Number	Percentage
ASE Enterprises(1)	803,869,512	17.3%
Directors, supervisors and executive officers as a group(2)	979,768,140	21.1%

(1)
ASE Enterprises is a company organized under the laws of Hong Kong. All of the outstanding shares of ASE Enterprises are held by a company organized under the laws of the British Virgin Islands in trust for the benefit of the family of our Chairman and Chief Executive Officer, Jason C.S. Chang, who is the sole shareholder and director of that company.

(2)	Includes shareholding of ASE Enterprises.

The following table sets forth information relating to our common shares held by our consolidated subsidiaries and unconsolidated affiliates as of April 30, 2007.

	Common Shares Beneficially Owned
Name of Shareholder	Number	Percentage
ASE Test Taiwan(1)	834,977	0.02%
Hung Ching(2)	51,839,721	1.1%
J&R Holding Limited(3)	92,935,933	2.0%

(1)	ASE Test Taiwan is a 99.99%-owned subsidiary of ASE Test, our 50.8%-owned subsidiary.
(2)
As of April 30, 2007, we held 26.2% of the outstanding shares of Hung Ching. Chang Yao Hung-ying, who was our director from 1984 to June 2003, our Chairman and Chief Executive Officer, Jason C.S. Chang, our Vice Chairman and President, Richard H.P. Chang, and other members of the Chang family are controlling shareholders of Hung Ching. See “Item  4. Information on the Company—Organizational Structure—Our Unconsolidated Affiliates”.

(3)
J&R Holding Limited is our wholly-owned subsidiary.  J&R Holding Limited’s ownership of our common shares is the result of the merger of ASE Chung Li with and into us and subsequent dividends upon shares received in connection with such merger. See “—Related Party Transactions.

In connection with the merger of ASE Chung Li and ASE Material with and into ASE Inc., we and ASE Test have established a trust to hold and dispose of 149,175,000 and 5,000,000 of our common shares that were issued to ASE Test and ASE Test Taiwan, respectively, upon completion of the merger. As a result, the trustee appointed under the trust agreement has become one of our shareholders until such common shares are sold as permitted under the rules and regulations of the Taiwan Stock Exchange and the terms and conditions of the trust agreement. As of April 30, 2007, as a result of stock dividends, the total amount of our common shares held by the trust was 179,297,211. See “—Related Party Transactions”.

None of our major shareholders has voting rights different from those of our other shareholders.

Other than:

•	FMR Corp. becoming the beneficial owners of more than 5% of our outstanding common shares in 2005, and ceasing to be the beneficial owner of more than 5% of our outstanding common shares in 2006;

•	Capital Group International, Inc. and Capital International, Inc. ceasing to be beneficial owners of more than 5% of our outstanding common shares in 2005; and

•
the receipt by J&R Holding Limited, our wholly-owned subsidiary, of 92,935,933 of our outstanding shares in connection with the merger of ASE Chung Li with and into ASE Inc and subsequent dividends. See “—Related Party Transactions”;

there were no changes in our major shareholders or significant changes in the percentage ownership of any of our major shareholders in 2004, 2005 and 2006.

As of May 31, 2007, a total of 4,645,295,431 common shares were outstanding. With certain limited exceptions, holders of common shares that are not ROC persons are required to hold their common shares through a brokerage account in the ROC. As of April 30, 2007, 94,956,490 common shares were registered in the name of a nominee of Citibank, N.A., the depositary under our ADS deposit agreement. Citibank, N.A., has advised us that, as of April 30, 2007, 18,988,204 ADSs, representing 94,941,020 common shares, were held of record by Cede & Co., and 3,083 ADSs, representing 15,415 common shares, were held by six other U.S. persons. The remaining 55 common shares held by Citibank, N.A. are a result of fractional shares distributed during stock distributions on the common shares underlying the ADSs. We have no further information as to common shares held, or beneficially owned, by U.S. persons.

RELATED PARTY TRANSACTIONS

In recent years, we have awarded our common shares to the employees of our subsidiaries as part of their compensation, based in part on our consolidated net income and the subsidiaries’ contribution to the consolidated income. We expect this practice to continue in the future.  Because we recorded a consolidated net loss in 2005, we did not award any common shares to the employees of subsidiaries in 2006.

Prior to its merger into us, ASE Material sold interconnect materials in the aggregate amount of NT$3,766.2 million and to us in 2004.  In 2004, ASE Group purchased approximately 51% of its substrate requirements by value for its packaging facilities from ASE Material (including the amount provided by the former operations of ASE Material after ASE Material’s merger into us). Before the completion of our merger with ASE Material on August 1, 2004, we purchased materials from ASE Material at prevailing market prices.

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

We have historically guaranteed the promissory notes of many of our subsidiaries and affiliates. As of December 31, 2006, we had endorsed and guaranteed an aggregate amount of NT$12,410.5 million (US$380.8 million) of the outstanding promissory notes of our subsidiaries.

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

On May 23, 2006, we purchased from Hung Ching two new buildings in Chung Li, Taiwan that we built with Hung Ching for NT$1,311.4 million (US$40.2 million). See “Item 4. Information on the Company—Property, Plants and Equipment”.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

Item 8.  Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated financial statements are set forth under “Item 18.  Financial Statements”.

LEGAL PROCEEDINGS

On January 31, 2006, Tessera, Inc. filed an amended complaint in the United States District Court for the Northern District of California adding Advanced Semiconductor Engineering, Inc. and ASE (U.S.) Inc. (collectively, “ASE”), and other companies to a suit alleging that ASE’s and the 13 other defendants’ manufacturing, using, importing, offering for sale, and selling of various packaged semiconductor products infringes patents owned by Tessera relating to certain types of semiconductor chip packaging and/or breaches technology license agreements regarding certain types of semiconductor chip packages between Tessera and certain defendants, including ASE.  Tessera is seeking, among other things, monetary damages and injunctive relief in the lawsuit.  On March 27, 2006, ASE filed answers and counterclaims with the court.  On May 15, 2007, at Tessera’s request, the United States International Trade Commission instituted an investigation of certain of ASE’s co-defendants and other companies, including certain of ASE’s customers.  ASE has not been named as a respondent in this investigation. Tessera seeks an order preventing these companies from importing certain packaged semiconductor chips and products containing them into the United States.  The International Trade Commission investigation involves two of the same patents asserted in the California litigation and may involve some of the same products packaged by ASE that are included in the California litigation.  The district court in the California litigation has vacated the trial schedule and stayed all proceedings pending a final resolution of the International Trade Commission investigation.  The United States Patent and Trademark Office has also instituted reexamination proceedings on all the patents Tessera has asserted in the California litigation.  It is not possible to predict the outcome of the California litigation, the total costs of resolving the litigation or when the stay will be lifted; nor is it possible to predict the outcome of the International Trade Commission investigation or the Patent and Trade Office proceedings or their impact on the California litigation.

DIVIDENDS AND DIVIDEND POLICY

We have historically paid dividends on our common shares with respect to the results of the preceding year following approval by our shareholders at the annual general meeting of shareholders.  We have historically paid the large majority of our dividends in the form of stock. We have paid annual stock dividends on our common shares since 1989, except in 2002 and 2006 when we did not pay any dividend due to the losses we incurred in the 2001 and 2005 fiscal years, respectively. We also paid cash dividends of NT$0.10 per share in 2004.

The following table sets forth the stock dividends paid during each of the years indicated and related information.

	Stock Dividends Per Common Shares(1)	Total Common Shares Issued as Stock Dividends	Outstanding Common Shares on Record Date(2)	Percentage of Outstanding Common Shares Represented by Stock Dividends
	NT$
1996	8.00	319,840,000	399,800,000(3)	80.0%
1997	3.80	277,020,000	729,000,000	38.0%
1998	7.20	732,240,000	1,017,000,000	72.0%
1999	1.07	190,460,000	1,780,000,000	10.7%
2000	3.15	623,811,852	1,980,355,086	31.5%
2001	1.70	467,840,000	2,752,000,000	17.0%
2002	—	—	3,254,800,000	—
2003	1.00	325,480,000	3,254,800,000	10.0%
2004	0.57	221,977,360	3,862,595,437	5.7%
2005	1.00	411,221,140	4,119,763,000	10.0%
2006	—	—	4,592,508,620	—

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

In order to meet the needs of our present and future capital expenditures, we anticipate paying both stock and cash dividends in the future. The form, frequency and amount of future cash or stock dividends on our common shares will depend upon our net income, cash flow, financial condition and other factors. Currently, our Articles of Incorporation provide that cash dividends may not exceed 50% of any dividend distribution. At our annual general shareholders’ meeting to be held on June 28, 2007, our shareholders will consider a proposal to amend our Articles of Incorporation to allow us to distribute cash dividends in excess of 50% of a dividend distribution, subject to approval at a shareholders’ meeting. See “Item 10. Additional information––Articles of Incorporation––Dividends and Distributions”.

In general, we are not permitted to distribute dividends or make other distributions to shareholders for any year where we did not record net income or retained earnings (excluding reserves). The ROC Company Law also requires that 10% of annual net income (less prior years’ losses and taxes payable, if any) be set aside as a legal reserve until the accumulated legal reserve equals our paid-in capital. In addition, our Articles of Incorporation require that before a dividend is paid pro rata out of our annual net income:

•	up to 2% of our annual net income (less prior years’ losses, taxes payable and legal and special reserves, if any) should be paid to our directors and supervisors as compensation; and

•
between 5% and 7% of the annual net income (less prior years’ losses, taxes payable and legal and special reserves, if any) should be paid to our employees as bonuses; the 5% portion is to be distributed to all employees in accordance with our employee bonus distribution rules, while any portion exceeding 5% is to be distributed in accordance with rules established by our board of directors to individual employees who have been recognized as having made special contributions to our company.  Such employees include those of our affiliated companies who meet the criteria set by our board of directors.

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

Item 9.  The Offer and Listing

OFFER AND LISTING DETAILS

Our common shares were first issued in March 1984 and have been listed on the Taiwan Stock Exchange since July 1989. The Taiwan Stock Exchange is an auction market where the securities traded are priced according to supply and demand through announced bid and ask prices. As of May 31, 2007, there were an aggregate of  4,645,295,431 of our common shares outstanding. The following table sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Taiwan Stock Exchange for the common shares and the high and low of the daily closing values of the Taiwan Stock Exchange Index. The closing price for our common shares on the Taiwan Stock Exchange on May 31, 2007 was NT$38.00 per share.

	Closing Price per Share		Adjusted Closing Price per Share(1)		Average Daily Trading Volume	Taiwan Stock Exchange Index
	High	Low	High	Low	(in thousands of shares)	High	Low
2002	38.50	15.90	29.80	12.30	24,798	6,462.3	3,850.0
2003	35.50	16.90	30.23	14.39	24,852	6,142.3	4,139.5
2004	36.20	21.10	33.47	17.97	24,113	6,209.2	5,856.5
2005	31.00	19.35	31.00	17.50	26,833	7,171.8	5,633.0
First Quarter	24.85	20.00	22.47	18.08	27,356	6,074.8	6,018.1
Second Quarter	25.75	19.35	23.28	17.50	24,107	7,171.8	5,803.7
Third Quarter	25.95	20.80	23.46	18.81	21,712	6,455.6	5,925.5
Fourth Quarter	31.00	19.70	31.00	19.70	34,090	6,575.5	5,633.0
2006	38.30	26.50	38.30	26.50	50,712	7,823.7	6,257.8
First Quarter	31.00	26.50	31.00	26.50	45,067	6,742.4	6,364.6
Second Quarter	38.30	28.50	38.30	28.50	38,417	7,474.1	6,299.6
Third Quarter	34.00	26.60	34.00	26.60	27,901	6,946.3	6,257.8
Fourth Quarter	37.95	29.75	37.95	29.75	24,665	7,823.7	6,875.0
December	37.30	36.00	37.30	36.00	221,545	7,823.7	7,450.3
2007
First Quarter	41.20	35.90	41.20	35.90	24,665	7,935.5	7,344.6
January	37.90	35.90	37.90	35.90	21,629	7,935.5	7,618.6
February	39.05	37.35	39.05	37.35	24,888	7,902.0	7,701.5
March	41.20	39.00	41.20	39.00	27,580	7,884.4	7,344.6
Second Quarter (through May 31)
April	42.30	38.45	42.30	38.45	40,753	8,084.5	7,875.4
May	40.00	37.60	40.00	37.60	21,310	8,221.8	7,903.0

(1)	As adjusted retroactively by the Taiwan Stock Exchange to give effect to stock dividends paid in the periods indicated. See “Item 8. Financial Information—Dividends and Dividend Policy”.

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

Our ADSs have been listed on the New York Stock Exchange under the symbol “ASX” since September 26, 2000. The outstanding ADSs are identified by the CUSIP number 00756M404. As of May 31, 2007, a total of 21,944,576 ADSs were outstanding. The following table sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs and the highest and lowest of the daily closing values of the New York Stock Exchange Index. The closing price for our ADSs on the New York Stock Exchange on May 31, 2007 was US$5.95 per ADS.

	Closing Price per ADS		Adjusted Closing Price per ADS(1)		Average Daily Trading Volume	New York Stock Exchange Index
	High	Low	High	Low	(In thousands of ADSs)	High	Low
	US$	US$	US$	US$
2002	5.54	2.21	4.31	1.72	111	6,445.01	4,452.49
2003	5.27	2.45	4.51	1.91	195	6,440.30	4,486.70
2004	5.95	3.18	5.09	2.75	219	7,253.06	6,217.06
2005	4.49	2.85	4.49	2.80	280	7,852.18	6,935.31
First Quarter	4.07	3.20	3.68	2.90	165	7,441.18	6,996.56
Second Quarter	4.06	3.09	3.68	2.80	397	7,346.32	6,935.31
Third Quarter	4.01	3.10	3.63	3.00	251	7,663.82	7,245.59

	Closing Price per ADS		Adjusted Closing Price per ADS(1)		Average Daily Trading Volume	New York Stock Exchange Index
	High	Low	High	Low	(In thousands of ADSs)	High	Low
	US$	US$	US$	US$
Fourth Quarter	4.49	2.85	4.49	2.85	286	7,852.18	7,234.09
2006	6.12	4.00	6.12	4.00	342	9,179.40	7,719.78
First Quarter	4.79	4.00	4.79	4.00	463	8,271.79	7,902.27
Second Quarter	6.12	4.33	6.12	4.33	338	8,646.96	7,719.78
Third Quarter	5.22	4.07	5.22	4.07	294	8,490.68	7,892.87
Fourth Quarter	6.06	4.49	6.06	4.49	275	9,179.40	8,447.83
December	5.80	5.54	5.80	5.54	131	9,179.40	8,949.07
2007
First Quarter	6.10	5.57	6.10	5.57	258	9,453.93	8,837.97
January	5.87	5.57	5.87	5.57	185	9,268.49	9,003.12
February	5.97	5.65	5.97	5.65	296	9,453.93	9,079.41
March	6.10	5.90	6.10	5.90	291	9,341.36	8,837.97
Second Quarter (through May 31)
April	6.39	5.81	6.39	5.81	797	9,746.57	9,305.55
May	6.04	5.76	6.04	5.76	532	10,042.60	9,639.79

(1)	As adjusted retroactively to give effect to stock dividends paid in the periods indicated.

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

Our Articles of Incorporation provide, in Article 2, that we may engage in the following types of business:

•	the manufacture, assembly, processing, testing and export of various types of integrated circuitry;

•	the research, development, design and manufacture, assembly, processing, testing and export of various computers, electronics, communications, information products and their peripheral products;

•	general import and export trading (excluding businesses that require trading permits);

•	the manufacture of electronic parts and components;

•	the manufacture of mechanical and electronic devices and materials (including integrated circuit leadframes, BGA substrates and flip-chip substrates);

•	wholesale and retail sales of electronic materials;

•	technical support and consulting service for integrated circuit leadframes, BGA substrates and flip-chip substrates;

•	leasing; and

•	except any business requiring a special permit, any business not prohibited or restricted by law or regulation.

We were incorporated on March 23, 1984 as a company limited by shares under the ROC Company Law. Our authorized capital was NT$63,000,000,000, divided into 6,300,000,000 common shares, 4,645,295,431 of which were issued in registered form and outstanding as of May 31, 2007. We do not have any equity in the form of preference shares or otherwise outstanding as of the date of this annual report.

With the approval of our board of directors and the ROC Financial Supervisory Commission, Executive Yuan, we may grant stock options to our employees, provided that NT$5,000,000,000 of our authorized capital is reserved for employee stock options and that the shares to be issued under any option plan shall not exceed 10% of our outstanding common shares and the total number of shares to be issued under all option plans shall not exceed 15% of our outstanding common shares.  The exercise price of an option shall not be less than the closing price of our common shares on the Taiwan Stock Exchange on the grant date of the option. As of December 31, 2006, we had granted 299,885,000 options pursuant to employee stock option plans established on August 28, 2002 and May 27, 2004, to our full-time employees as well as to full-time employees of our domestic and foreign subsidiaries. See “Item 6.  Directors, Senior Management and Employees—Compensation—ASE Inc. Employee Bonus and Stock Option Plans”. We have 300,000,000 common shares reserved for issuance under our employee stock option plans.

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

The board of directors is constituted by the directors, who elect a chairman from among the directors to preside over the meeting of the board.  Meetings of the board may be held in the ROC or any place abroad.  A director may appoint another director to attend a meeting and vote by proxy, but a director may accept only one proxy.

Dividends and Distributions

In general, we are not permitted to distribute dividends or make other distributions to shareholders in any year in which we did not record net income or retained earnings (excluding reserves). The ROC Company Law also requires that 10% of annual net income (less prior years’ losses and taxes payable, if any) be set aside as a legal reserve until the accumulated legal reserve equals our paid-in capital. In addition, our Articles of Incorporation require that before a dividend is paid out of our annual net income:

•	up to 2% of our annual net income (less prior years’ losses, taxes payable and legal and special reserves, if any) should be paid to our directors and supervisors as compensation; and

•
between 5% and 7% of the annual net income (less prior years’ losses, taxes payable and legal and special reserves, if any) should be paid to our employees as bonuses. The 5% portion is to be distributed to all employees in accordance with our employee bonus distribution rules, while any portion exceeding 5% is to be distributed in accordance with rules established by our board of directors to individual employees who have been recognized as having made special contributions to our company. Such employees include those of our affiliated companies who meet the criteria set by our board of directors.

At the annual general shareholders’ meeting, our board of directors submits to the shareholders for their approval any proposal for the distribution of dividends or the making of any other distribution to shareholders from our net income for the preceding fiscal year. All common shares outstanding and fully paid as of the relevant record date are entitled to share equally in any dividend or other distribution so approved. Dividends may be distributed in cash, in the form of common shares or a combination of the two, as determined by the shareholders at the meeting. Cash dividends should not exceed 50% of the distribution for any given year. For information on our proposed change to this requirement, see “Item 8. Financial Information—Dividends and Dividend Policy”.

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

Changes in Share Capital

Under ROC Company Law, any change in the authorized share capital of a company limited by shares requires an amendment to its Articles of Incorporation. In the case of a public company such as ourselves, the approval of the ROC Financial Supervisory Commission, Executive Yuan and the ROC Ministry of Economic Affairs is also required. Authorized but unissued common shares may be issued, subject to applicable ROC law, upon terms as our board of directors may determine.

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

In addition, in accordance with the ROC Securities and Exchange Law, a public company that intends to offer new shares for cash must offer to the public at least 10% of the shares to be sold, except under certain circumstances or when exempted by the ROC Financial Supervisory Commission, Executive Yuan. This percentage can be increased by a resolution passed at a shareholders’ meeting, which would diminish the number of new shares subject to the preemptive rights of existing shareholders.

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

In general, a resolution can be adopted by the holders of at least a majority of the common shares represented at a shareholders’ meeting at which the holders of a majority of all issued and outstanding common shares are present. Under ROC Company Law, the approval by at least a majority of the common shares represented at a shareholders’ meeting in which a quorum of at least two-thirds of all issued and outstanding common shares are represented is required for major corporate actions, including:

•	amendment to the Articles of Incorporation, including increase of authorized share capital and any changes of the rights of different classes of shares;

•	transfer of the company’s entire business or assets or substantial part of its business or assets;

•
execution, amendment or termination of any contract through which the company leases its entire business to others, or the company appoints others to operate its business or the company operates its business with others on a continuous basis;

•	acquisition of the entire business or assets of any other company, which would have a significant impact on the company’s operations;

•	distribution of any stock dividend;

•	dissolution, merger or spin-off of the company; and

•	removal of the directors or supervisors.

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

•	ordinary shareholders’ meeting—60 days;

•	extraordinary shareholders’ meeting—30 days; and

•	relevant record date—five days.

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

Acquisition of Common Shares by ASE Inc.

Under the ROC Securities and Exchange Law, we may purchase our own common shares for treasury stock in limited circumstances, including:

•	to transfer shares to our employees;

•	to deliver shares upon the conversion or exercise of bonds with warrants, preferred shares with warrants, convertible notes, convertible preferred shares or warrants issued by us; and

•	to maintain our credit and our shareholders’ equity, provided that the shares so purchased shall be canceled.

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

Transfer Restrictions

Substantial Shareholders

The ROC Securities and Exchange Law currently requires:

•
each director, supervisor, executive officer or substantial shareholder (that is, a shareholder who, together with his or her spouse, minor children or nominees, holds more than 10% of the shares of a public company) to report any change in that person’s shareholding to the issuer of the shares and the ROC Financial Supervisory Commission, Executive Yuan; and

•
each director, supervisor, executive officer or substantial shareholder, after acquiring the status of director, supervisor, executive officer or substantial shareholder for a period of six months, to report his or her intent to transfer any shares on the Taiwan Stock Exchange to the ROC Financial Supervisory Commission, Executive Yuan at least three days before the intended transfer, unless the number of shares to be transferred is less than 10,000 shares.

In addition, the number of shares that can be sold or transferred on the Taiwan Stock Exchange by any person subject to the restrictions described above on any given day may not exceed:

•	0.2% of the outstanding shares of the company in the case of a company with no more than 30 million outstanding shares; or

•	0.2% of 30 million shares plus 0.1% of the outstanding shares exceeding 30 million shares in the case of a company with more than 30 million outstanding shares; or

•
in any case, 5% of the average trading volume (number of shares) on the Taiwan Stock Exchange for the ten consecutive trading days preceding the reporting day on which the director, supervisor, manager or substantial shareholder reports the intended share transfer to the ROC Financial Supervisory Commission, Executive Yuan.

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

MATERIAL CONTRACTS

Asset Purchase Agreement by and among Flextronics Manufacturing (M) Sdn Bhd and ASE Electronics (M) Sdn. Bhd., dated as of October 3, 2005

On October 3, 2005, ASE Test Malaysia entered into an asset purchase agreement with Flextronics Manufacturing (M) Sdn Bhd, or Flextronics, in connection with the sale of ASE Test Malaysia’s camera module assembly operations to Flextronics for a purchase price of approximately US$19.1 million. Pursuant to the terms and conditions of the asset purchase agreement, all of the tangible and intangible assets, rights and properties owned by or licensed or leased to ASE Test Malaysia with respect to the camera module assembly operations were sold to Flextronics.

Joint Venture Agreement by and among Powerchip Semiconductor Corp. and Advanced Semiconductor Engineering, Inc.

On July 14, 2006, we entered into a joint venture agreement with Powerchip Semiconductor Corp. to establish Power ASE to focus on packaging and testing of memory semiconductors. Pursuant to the joint venture agreement, we invested US$30.0 million for a 60.0% of the equity interest in Power ASE and Powerchip invested US$20.0 million for the remaining 40.0%.

Sale and Purchase Agreement by and among Seacoast Profits Limited and J&R Holding Limited

On January 11, 2007, we, through our subsidiary J&R Holding Limited, entered into a sale and purchase agreement with Seacoast Profits Limited in connection with the acquisition of all the shares of Top Master Enterprises Limited, the sole shareholder of GAPT, for a purchase price of US$60.0 million.

See “Item 4. Information on the Company—Business Overview—Sales and Marketing—Sales and Customer Service Agents” for a summary of contracts we have entered into with agents for sales and customer service.

EXCHANGE CONTROLS

ROC Exchange Controls

The ROC Foreign Exchange Control Law and regulations provide that all foreign exchange transactions must be executed by banks designated by the ROC Financial Supervisory Commission, Executive Yuan and by the Central Bank of the Republic of China (Taiwan) to engage in such transactions. Current regulations favor trade-related foreign exchange transactions. Consequently, foreign currency earned from exports of merchandise and services may now be retained and used freely by exporters, and all foreign currency needed for the importation of merchandise and services may be purchased freely from the designated foreign exchange banks.

Apart from trade, ROC companies and resident individuals may, without foreign exchange approval, remit outside and into the ROC foreign currency of up to US$50 million (or its equivalent) and US$5 million (or its equivalent) respectively in each calendar year. The above limits apply to remittances involving a conversion of NT dollars to a foreign currency and vice versa. A requirement is also imposed on all enterprises to register medium- and long-term foreign debt with the Central Bank of the Republic of China (Taiwan).

In addition, foreign persons may, subject to specified requirements, but without foreign exchange approval of the Central Bank of the Republic of China (Taiwan), remit outside and into the ROC foreign currencies of up to US$100,000 (or its equivalent) for each remittance. The above limit applies to remittances involving a conversion of NT dollars to a foreign currency and vice versa. The above limit does not, however, apply to the conversion of NT dollars into other currencies, including U.S. dollars, from the proceeds of sale of any underlying shares withdrawn from a depositary receipt facility.

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

Dividends

Dividends (whether in cash, common shares or ADSs) declared by us out of retained earnings and distributed to a non-ROC holder in respect of common shares or ADSs are subject to ROC withholding tax, currently at the rate of

20% on the amount of the distribution (in the case of cash dividends) or on the par value of the distributed common shares (in the case of stock dividends). A 10% undistributed earnings tax is imposed on a ROC company for its after-tax earnings generated after January 1, 1998 which are not distributed in the following year. The undistributed earnings tax so paid will further reduce the retained earnings available for future distribution. When we declare a dividend out of those retained earnings, an amount in respect of the undistributed earnings tax up to a maximum amount of 10% of the dividend to be distributed, will be credited against the 20% withholding tax imposed on the non-ROC holders.

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

Estate and Gift Tax

ROC estate tax is payable on any property within the ROC of a deceased non-resident individual, and ROC gift tax is payable on any property within the ROC donated by a non-resident individual. Estate tax is currently imposed at rates ranging from 2% of the first NT$670,000 to 50% of amounts in excess of NT$111,320,000. Gift tax is imposed at rates ranging from 4% of the first NT$670,000 donated to 50% of amounts donated in excess of NT$50,090,000. Under the ROC Estate and Gift Act, shares and bonds issued by ROC companies are deemed located in the ROC without regard to the location of the owner.  It is unclear whether a holder of ADSs will be considered to own common shares for this purpose.

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

United States Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences of the ownership and disposition of common shares or ADSs to those U.S. holders described below who hold such common shares or ADSs as capital assets for U.S. federal income tax purposes. For these purposes, you are a U.S. holder if you are a beneficial owner of common shares or ADSs that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States or of any political subdivision of the United States; or

•	an estate or trust the income of which is subject to U.S. federal income tax purposes regardless of its source.

This discussion assumes that we are not a passive foreign investment company, as discussed below.

This discussion does not address all of the tax consequences that may be relevant in light of your particular circumstances. In particular, it does not address all of the tax consequences that may be relevant to holders subject to special rules, including:

•	persons subject to the alternative minimum tax;

•	insurance companies;

•	tax-exempt entities;

•	dealers or traders in securities or foreign currencies;

•	certain financial institutions;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons carrying on a trade or business in the ROC;

•	persons who hold or will hold common shares or ADSs as part of an integrated investment, including a straddle, hedging or conversion transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	persons who own 10% or more of our voting stock; or

•	persons who acquired our common shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation.

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

Dividends

Distributions paid on common shares or ADSs (other than certain pro rata distributions of common shares to all shareholders, including holders of ADSs), including the amount of any ROC taxes withheld thereon, reduced by any credit against the withholding tax on account of the 10% retained earnings tax imposed on us, generally will constitute foreign source dividend income to the extent paid out of our current or accumulated earnings and profits as determined in accordance with U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions will generally be reported to U.S. holders as dividends. The amount you will be required to include in income for any dividend paid in NT dollars will be equal to the U.S. dollar value of the NT dollars paid, calculated by reference to the exchange rate in effect on the date the payment is received by the depositary (in the case of ADSs) or by you (in the case of common shares), regardless of whether the payment is in fact converted into U.S. dollars on the date of receipt. If you do not convert the amount of any dividend income received into U.S. dollars and you realize gain or loss on a sale or other disposition of NT dollars, it generally will be U.S. source ordinary income or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. You will not be entitled to a dividends-received deduction for dividends you receive.

Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, under current law, certain dividends paid by qualified foreign corporations to certain noncorporate U.S. holders in taxable years beginning before January 1, 2011, are taxable at a maximum rate of 15%. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the New York Stock Exchange, where our ADSs are traded. You should consult your own tax advisers to determine whether the favorable rates may apply to dividends you receive and whether you are subject to any special rules that limit your ability to be taxed at this favorable rate.

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

Passive Foreign Investment Company Rules

We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for 2006 and do not expect to be considered a PFIC in the foreseeable future.  However, since PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, less than 25 percent owned equity investments) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year.  If we were treated as a PFIC for any taxable year during which a U.S. holder held a common share or an ADS, certain adverse consequences could apply to the U.S. holder.

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

In February 2005, we entered into interest rate swap contracts whereby we receive NT dollars at a 90-day CP rate in exchange for following: (1) during the first year, if the US dollar 3-month LIBOR is equal to or below 4.25%, we pay 1%, otherwise, we pay the US dollar 3-month LIBOR per quarter; (2) during the second year, if the US dollar 3-month LIBOR is equal to or below 4.75%, we pay 1.5% per quarter, otherwise, we pay the US dollar 3-month LIBOR; and (3) from the third year to the fifth year, if the US dollar 3-month LIBOR is equal to or below 5.00%, we pay 1.5% or 1.65% per quarter, otherwise, we pay the US dollar 3-month LIBOR or 8.5%, whichever is lower.  The contracts each have notional amounts of NT$2,000.0 million. NT$1,000.0 million worth of the contracts was unwound in December 2005. The remaining amounts under the contracts, which were to expire in December 2009, were terminated in March 2006.

In December 2005, we entered into an interest rate swap contract whereby for a portion of the contract, we receive NT dollars at the US dollar 3-month LIBOR per quarter in exchange for the 90-day CP rate plus 2.7%; and for the rest of the contract, we receive NT dollars at the 90-day CP rate per quarter in exchange for the following: (1) during the first year, if the US dollar 3-month LIBOR is equal to or below 5.00%, we pay 1.5%, otherwise, we pay the US dollar 3-month LIBOR per quarter; and (2) from the second year to the fourth year, (i) if the US dollar 3-month LIBOR is equal to or below 5.25%, we pay 1.5% per quarter, (ii) if the US dollar 3-month LIBOR is above 5.25% but below 8.5%, we pay the US dollar 3-month LIBOR per quarter, and (iii) if the US dollar 3-month LIBOR is equal to or above 8.5%, we pay 8.5% per quarter. The contract was originally due to expire in December 2009, but we terminated the contract in March 2006.

In May 2004, we entered into an interest rate swaption contract with a bank whereby we pay a floating interest rate, the 6 month US$-LIBOR-BBA and receive a fixed annual rate of 3.65% on a notional amount of US$20.0 million.  The contract was originally to expire in May 2006, but was terminated in May 2005.

In April 2004, we entered into an interest rate swaption contract with a bank, which will expire on October 20, 2007.   The notional amount of the contract was US$157.0 million. The contract was terminated in March 2006.

In December 2003, we entered into an interest rate swap contract whereby we pay NT dollars at the 90-day BA rate minus 0.70% in exchange for three possible payoff scenarios: (1) if the US dollar 6-month LIBOR is below 0.95%, we receive the US dollar 6-month LIBOR per annum; (2) if the US$ 6-month LIBOR is equal to or above 0.95% and equal to or below 2.00%, we receive 3.60% per annum; and (3) if the US dollar 6-month LIBOR is above 2.00%, we receive either 4.00% minus US dollar 6-month LIBOR or 0%, whichever is greater. The contract has a notional amount of NT$2,750.0 million and expires in January 2009. As of December 31, 2006, the contract’s fair value was negative US$1.8 million.

In October 2003, we entered into two cross-currency swap contracts to hedge against reductions in value caused by changes in foreign currency exchange rates, as well as to manage our exposure to interest rates.  See “—Foreign Currency Exchange Rate Risk”.

The table below sets forth information relating to our significant obligations that are sensitive to interest rate fluctuations as of December 31, 2006.

	Expected Maturity Date
	2007	2008	2009	2010	2011	Thereafter	Total	Fair Value
	(in millions, except percentages)
Short-term debt:
Variable rate (NT$)	138.0	–	–	–	–	–	138.0	138.0
Average interest rate	2.13%	–	–	–	–	–	2.13%
Variable rate (US$)	44.6	–	–	–	–	–	44.6	44.6
Average interest rate	5.94%	–	–	–	–	–	5.94%
Variable rate (RMB)	305.0	–	–	–	–	–	305.0	305.0
Average interest rate	5.26%	–	–	–	–	–	5.26%
Long-term debt:
Variable rate (NT$)	836.8	3,257.4	5,841.4	3,963.5	1,200.0	–	15,099.1	15,099.1
Average interest rate	2.67%	1.85%	2.42%	3.05%	3.06%	–	2.53%

	Expected Maturity Date
	2007	2008	2009	2010	2011	Thereafter	Total	Fair Value
	(in millions, except percentages)
Fixed rate (NT$)	447.3	36.9	7.8	0.6	0.1	–	492.7	492.7
Average interest rate	4.33%	5.34%	5.31%	6.01%	5.98%	–	4.42%
Variable rate (US$)	127.1	271.8	98.7	61.5	–	–	559.1	559.1
Average interest rate	3.76%	5.03%	5.91%	6.05%	–	–	5.01%
Fixed rate (US$)	2.9	0.7	–	–	–	–	3.6	3.6
Average interest rate	7.97%	6.48%	–	–	–	–	7.68%
Variable rate (JP¥)	400.0	1,200.0	1,600.0	800.0	–	–	4,000.0	4,000.0
Average interest rate	1.87%	2.15%	2.38%	2.58%	–	–	2.30%

Foreign Currency Exchange Rate Risk.  Our foreign currency exposure gives rise to market risk associated with exchange rate movements against the NT dollar, our functional currency. Currently, the majority of our revenues from packaging and testing services are denominated in U.S. dollars, with a portion denominated in NT dollars and Japanese yen. Our costs of revenues and operating expenses associated with packaging and testing services are incurred in several currencies, primarily in NT dollars and U.S. dollars, as well as, to a lesser extent, Korean won, Japanese yen, Malaysian ringgit and PRC renminbi. In addition, a substantial portion of our capital expenditures, primarily for the purchase of packaging and testing equipment, has been, and is expected to continue to be, denominated primarily in U.S. dollars with the remainder in Japanese yen. Fluctuations in exchange rates, primarily among the U.S. dollar, the NT dollar and the Japanese yen, will affect our costs and operating margins and could result in exchange losses and increased costs in NT dollar and other local currency terms. Despite hedging and mitigating techniques implemented by us, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations.  We recorded a net foreign exchange gain of NT$222.4 million in 2004, a net foreign exchange gain of NT$154.3 million in 2005, and a net foreign exchange gain of NT$92.8 million (US$2.8 million) in 2006. In 2004, 2005 and 2006, the average exchange rate of the NT dollar to the U.S. dollar was 33.37, 32.13 and 32.51, respectively, calculated using noon buying rates in The City of New York for cable transfers in NT dollars as certified for customs purposes by the Federal Reserve Bank of New York.

Foreign currency denominated liabilities as of December 31, 2006 primarily include U.S. dollar debt and Japanese yen debt. As of December 31, 2006, approximately 68.4% of our cash and accounts receivable were denominated in U.S. dollars, with a substantial portion of the remainder denominated primarily in NT dollars and Japanese yen. As of December 31, 2006, approximately 77.6% of our accounts payable and payable for properties were denominated in currencies other than the NT dollar. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign currency exchange rates, we utilize currency forward contracts from time to time to reduce the impact of foreign currency fluctuations on our results of operations. Our policy is to account for these contracts on a mark-to-market rate basis.

In October 2003, we entered into two cross-currency swap contracts to hedge against exchange rate fluctuations in connection with our US$200.0 million zero coupon convertible bonds due 2008, of which US$15.0 million were repurchased in the market in April 2005.

The terms of one of such contracts provide that we pay NT dollars at a fixed rate of 1.7% and receive U.S. dollars at a fixed rate of 2.7%. The contract rate is US$/NT$33.95. The contract has a notional amount of US$157.0 million/NT$5,330.2 million. In April 2005, the notional amount of US$15.0 million was terminated early because of the repurchase in the market of a portion of our foreign convertible bonds.  The remaining US$142.0 million will expire in October 2007. As of December 31, 2006, the contract had a fair value of negative US$8.4 million.

The other such contract was terminated in December 2005. Under this contract we were to pay U.S. dollars at a floating rate that is the percentage by which LIBOR is greater than 2% and receive NT dollars at a floating rate that is the percentage by which LIBOR is less than 2%. The contract rate was US$/NT$33.95. The contract had a notional amount of US$43.0 million/NT$1,459.9 million.

The table below sets forth our outstanding forward exchange contracts in aggregate terms by type of contract as of December 31, 2006.

Forward Exchange Contracts

Sell US$ against NT$
Notional Amount	US$69.0 million
Weighted Average Strike Price	US$/NT$32.305
Fair Value	Negative US$0.28 million

Sell US$ against JP¥
Notional Amount	US$23.3 million
Weighted Average Strike Price	US$/JP¥116.69
Fair Value	Negative US$0.29 million

Sell US$ against KRW
Notional Amount	US$13.0 million
Weighted Average Strike Price	US$/KRW954.50
Fair Value	US$0.35 million

Other Market Risk. Our exposure to other market risk relates primarily to our investments in publicly-traded stock and open-ended mutual funds. The value of these investments may fluctuate based on various factors including prevailing market conditions. Moreover, the fair value of investments in unlisted securities may be significantly different from their carrying value. Of our investments in publicly-traded stocks and open-ended mutual funds held as of December 31, 2006, NT$1,546.5 million (US$47.5 million) were classified as financial assets held for trading and NT$9,346.4 million (US$286.8 million) were classified as available-for-sale financial assets.

Item 12.  Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.  Controls and Procedures

Disclosure Controls and Procedures

As of December 31, 2006, we, under the supervision and with the participation of our management as defined in Rules 13a-15(e) and 15(d)-15(e) under the Exchange Act, including our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective for gathering, analyzing and disclosing the information we are required to disclose in the reports we file under the Exchange Act, within the time periods specified in the SEC’s rules and forms.  Our management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2006.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on this assessment, management concluded that, as of December 31, 2006, our internal control over financial reporting is effective based on those criteria.

Deloitte & Touche, an independent registered public accounting firm, who has also audited our consolidated financial statements as of and for the years ended December 31, 2004, 2005 and 2006, has issued an audit report on management’s assessment on internal control over financial reporting. This report appears below under “Attestation Report of the Registered Public Accounting Firm.”

Attestation Report of the Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Advanced Semiconductor Engineering, Inc.

We have audited management's assessment, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, that Advanced Semiconductor Engineering, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.  Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with auditing standards generally accepted in the Republic of China and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006 of the Company and our report dated April 30, 2007 expressed an unqualified opinion on those financial statements.

Deloitte & Touche
Taipei, Taiwan
The Republic of China
April 30, 2007

Changes in Internal Control Over Financial Reporting

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

Item 16C.  Principal Accountant Fees and Services

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Registered Public Accounting Firm

Our audit committee, which was established on July 22, 2005, pre-approves all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services and other services, on a case-by-case basis.  Accordingly, we have not established any pre-approval policies and procedures. Prior to the establishment of our audit committee, such services were pre-approved by our board of directors.

Independent Registered Public Accounting Firm’s Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte & Touche. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	For the Year Ended December 31,
	2005	2006
	NT$	NT$	US$
	(in thousands)
Audit fees(1)	43,713.7	110,695.1	3,396.6
Audit-related fees(2)	9,752.0	1,658.7	50.9
Tax fees(3)	4,961.5	12,056.8	369.9
All other fees(4)	863.5	2,388.4	73.3
Total	59,290.7	126,799.0	3,890.7

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

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None of our equity securities were purchased by ourselves or our affiliated purchasers in 2006.

PART III

Item 17.  Financial Statements

The Company has elected to provide financial statements for fiscal year 2006 and the related information pursuant to Item 18.

Item 18.  Financial Statements

Reference is made to pages F-1 to F-72 of this annual report.

The consolidated financial statements of the Company and the report thereon by its independent registered public accounting firm listed below are attached hereto as follows:

(a)	Report of Independent Registered Public Accounting Firm of the Company dated April 30, 2007 (page F-1 to F-2).

(b)	Consolidated Balance Sheets of the Company and subsidiaries as of December 31, 2005 and 2006 (page F-3).

(c)	Consolidated Statements of Income of the Company and subsidiaries for the years ended December 31, 2004, 2005 and 2006 (page F-4 to F-6).

(d)	Consolidated Statements of Changes in Shareholders’ Equity of the Company and subsidiaries for the years ended December 31, 2004, 2005 and 2006 (page F-7).

(e)	Consolidated Statements of Cash Flows of the Company and subsidiaries for the years ended December 31, 2004, 2005 and 2006 (pages F-8 to F-10).

(f)	Notes to Consolidated Financial Statements of the Company and subsidiaries (pages F-11 to F-72).

Item 19.  Exhibits

1.	Articles of Incorporation of the Registrant (English translation of Chinese) (incorporating all amendments as of June 21, 2006).

2.	(a)
Amended and Restated Deposit Agreement dated as of September 29, 2000 among ASE Inc., Citibank N.A., as depositary, and Holders and Beneficial Holders of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt (incorporated by reference to Exhibit (a) to our registration statement on Form F-6 (File No. 333-108834) filed on September 16, 2003).

(b)
Letter Agreement dated as of February 1, 2001 by and between ASE Inc. and Citibank N.A., as depositary for the sole purpose of accommodating the surrender of ASE Inc’s Rule 144A Global Depositary Shares, the issuance of American Depositary Shares and the delivery of American Depositary Receipts in the context of the termination of ASE Inc.’s Rule 144A Depositary Receipts Facility (incorporated by reference to Exhibit (b)(i) to our registration statement on Post-Effective Amendment No. 1 to Form F-6 (File No. 333-108834) filed on April 3, 2006).

(c)
Letter Agreement dated as of September 25, 2003 by and between ASE Inc. and Citibank N.A., as depositary for the sole purpose of accommodating the issuance of American Depositary Shares upon ASE Inc.’s deposit of its shares with the depositary following the conversion of certain bonds issued by ASE Inc. in accordance with, and subject to, the terms and conditions of the indenture governing such bonds (incorporated by reference to Exhibit (b)(ii) to our registration statement on Post-Effective Amendment No. 1 to Form F-6 (File No. 333-108834) filed on April 3, 2006).

(d)
Amendment No. 1 to Amended and Restated Deposit Agreement dated as of April 6, 2006 among ASE Inc., Citibank N.A., as depositary, and Holders and Beneficial Holders of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt (incorporated by reference to Exhibit (a)(ii) to our registration statement on Post-Effective Amendment No. 2 to Form F-6 (File No. 333-108834) filed on October 25, 2006).

(e)
Form of Amendment No. 2 to Amended and Restated Deposit Agreement among ASE Inc., Citibank N.A., as depositary, and Holders and Beneficial Holders of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt (incorporated by reference to Exhibit (a)(iii) to our registration statement on Post-Effective Amendment No. 2 to Form F-6 (File No. 333-108834) filed on October 25, 2006).

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

(e)†
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

(g)
Asset Purchase Agreement by and among Flextronics Manufacturing (M) Sdn Bhd, as Buyer, ASE Electronics (M) Sdn. Bhd. as Company, dated as of October 3, 2005 (incorporated by reference to Exhibit 4(g) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2005 filed on June 19, 2006).

(h)
Commission Agreement dated as of August 1, 2005 between ASE Electronics (M) Sdn. Bhd. and Gardex International Limited (incorporated by reference to Exhibit 4(l) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2005 filed on June 19, 2006).

(i)
Commission Agreement dated as of August 1, 2005 between ASE Test, Inc. and Gardex International Limited (incorporated by reference to Exhibit 4(m) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2005 filed on June 19, 2006).

(j)
Commission Agreement dated as of August 1, 2005 between ASE (Korea) Inc. and Gardex International Limited (incorporated by reference to Exhibit 4(n) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2005 filed on June 19, 2006).

(k)
Commission Agreement dated as of August 1, 2005 between Advanced Semiconductor Engineering, Inc. and Gardex International Limited (incorporated by reference to Exhibit 4(o) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2005 filed on June 19, 2006).

(l)
Commission Agreement dated as of August 1, 2005 between ASE Inc. (Chung Li) and Gardex International Limited (incorporated by reference to Exhibit 4(p) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2005 filed on June 19, 2006).

(m)
Commission Agreement dated as of January 1, 2006 between ASE Electronics (M) Sdn. Bhd. and Gardex International Limited (incorporated by reference to Exhibit 4(q) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2005 filed on June 19, 2006).

(n)
Commission Agreement dated as of January 1, 2006 between ASE Test, Inc. and Gardex International Limited (incorporated by reference to Exhibit 4(r) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2005 filed on June 19, 2006).

(o)
Commission Agreement dated as of January 1, 2006 between ASE (Korea) Inc. and Gardex International Limited (incorporated by reference to Exhibit 4(s) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2005 filed on June 19, 2006).

(p)
Commission Agreement dated as of January 1, 2006 between Advanced Semiconductor Engineering, Inc. and Gardex International Limited (incorporated by reference to Exhibit 4(t) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2005 filed on June 19, 2006).

(q)
Commission Agreement dated as of January 1, 2006 between ASE Inc. (Chung Li) and Gardex International Limited (incorporated by reference to Exhibit 4(u) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2005 filed on June 19, 2006).

(r)
Joint Venture Agreement dated as of July 14, 2006 among Advanced Semiconductor Engineering, Inc. and Powerchip Semiconductor Corp. relating to the establishment of, and our investment of 60.0% in, Power ASE.

(s)	Sale and Purchase Agreement dated January 11, 2007 among J&R Holding Limited and Seacoast Profits Limited relating to our acquisition of 100% of GAPT.

8.	List of Subsidiaries.

12.	(a)	Certification of Jason C.S. Chang, Chief Executive Officer of Advanced Semiconductor Engineering, Inc. required by Rule 13a-14(a) of the Exchange Act.

(b)	Certification of Joseph Tung, Chief Financial Officer of Advanced Semiconductor Engineering, Inc. required by Rule 13a-14(a) of the Exchange Act.

13.
Certification of the Chief Executive Officer and the Chief Financial Officer of Advanced Semiconductor Engineering, Inc. required by Rule 13a-14(b) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code.

____________________
†	Does not contain portions for which confidential treatment has been granted.

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
Joseph Tung
Chief Financial Officer

Date: June 25, 2007

Advanced Semiconductor Engineering,
Inc. and Subsidiaries

Consolidated Financial Statements for the
Years Ended December 31, 2004, 2005 and 2006 and
Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Advanced Semiconductor Engineering, Inc.

We have audited the accompanying consolidated balance sheets of Advanced Semiconductor Engineering, Inc. (a corporation incorporated under the laws of the Republic of China) and its subsidiaries (collectively the “Company”) as of December 31, 2005 and 2006, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years ended December 31, 2006, all expressed in New Taiwan dollars.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2005 and 2006, and the consolidated results of their operations and their cash flows for each of the three years ended December 31, 2006, in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, the requirements of the Business Accounting Law and Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the Republic of China.

As discussed in Note 29 to the consolidated financial statements, the Company incurred fire damage to its production line and facilities in Chung Li, Taiwan on May 1, 2005.  The Company recognized an estimated loss of NT$13,479,079 thousand for the damage to its inventories, building, machinery and equipment, net of NT$4,641,000 thousand (US$142,406 thousand) of insurance receivable in 2005.  The Company reached final settlement with the insurers in June 2006 with regards to the fire damage referred to above.  The final settlement amount of NT$8,068,000 thousand (US$247,561 thousand), less the NT$4,641,000 thousand recorded in 2005 and the related repair and restoring expenses of NT$1,043,132 thousand (US$32,008 thousand), was recorded as a gain in 2006.  The Company also reversed NT$2,190,583 thousand (US$67,217 thousand) of previously recorded impairment charges on these fire-damaged building, machinery and equipment due to an increase in the estimated service potential of the assets.  Net amount of NT$4,574,451 thousand (US$140,364 thousand) was recognized as a gain on insurance settlement and impairment recovery.

As discussed in Note 3 to the consolidated financial statements, the Company adopted the Republic of China Statement of Financial Accounting Standards No. 34 “Financial Instruments: Recognition and Measurement”, No. 36 “Financial Instruments: Disclosure and Presentation” and other revised Statements on January 1, 2006.

Accounting principles generally accepted in the Republic of China differ in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in Note 31 to the consolidated financial statements.

Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2.  Such U.S. dollar amounts are presented solely for the convenience of the readers.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Deloitte & Touche
Taipei, Taiwan
The Republic of China
April 30, 2007

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions.  The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China.  If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.  Also, as stated in Note 2 to the financial statements, the additional footnote disclosures that are not required under generally accepted accounting principles were not translated into English.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Amounts in Thousands, Except Par Value)
	December 31				December 31
	2005	2006			2005	2006
ASSETS	NT$	NT$	US$ (Note 2)	LIABILITIES AND SHAREHOLDERS’ EQUITY	NT$	NT$	US$ (Note 2)

CURRENT ASSETS				CURRENT LIABILITIES
Cash (Note 4)	$13,263,788	$15,730,075	$482,666	Short-term borrowings (Note 13)	$5,084,937	$2,868,138	$88,007
Financial assets at fair value through profit or loss (Notes 2, 3, 5 and 23)	4,330,733	1,557,903	47,803	Financial liabilities at fair value through profit or loss (Notes 2, 3, 5 and 23)	202,729	352,583	10,819
Available-for-sale financial assets (Notes 2, 3, 6 and 23)	27,973	9,346,415	286,788	Derivative financial liabilities for hedging (Notes 2, 3 and 23)	129,179	-	-
Notes receivable	83,936	109,912	3,373	Notes payable and accounts payable	10,984,695	7,304,812	224,143
Accounts receivable, net (Notes 2 and 7)	15,501,680	11,344,961	348,112	Income tax payable (Note 2)	37,751	1,332,000	40,871
Other receivables	3,851,270	915,390	28,088	Accrued expenses (Note 17)	4,005,290	3,108,175	95,372
Inventories (Notes 2, 3 and 8)	7,757,077	5,674,010	174,103	Payable for properties	3,659,836	3,082,384	94,581
Deferred income tax assets, net (Notes 2 and 21)	1,615,696	2,808,184	86,167	Current portion of bonds payable (Notes 2, 14 and 23)	-	3,798,233	116,546
Pledged time deposits (Note 25)	62,505	-	-	Current portion of long-term bank loans (Notes 15, 23 and 25)	5,232,529	1,292,040	39,645
Prepayments and other	1,049,353	1,275,948	39,151	Temporary receipts (Note 7)	1,005,057	2,503,125	76,806
				Current portion of capital lease obligations (Notes 2, 16 and 23)	205,662	540,736	16,592
Total current assets	47,544,011	48,762,798	1,496,251	Other	557,954	1,828,016	56,091

LONG-TERM INVESTMENTS				Total current liabilities	31,105,619	28,010,242	859,473
Held-to-maturity financial assets (Notes 2, 3 and 23)	50,000	50,000	1,534
Financial assets carried at cost (Notes 2, 3, 9 and 23)	1,272,311	1,595,597	48,960	LONG-TERM DEBTS
Equity method investments (Notes 2 and 10)	3,494,371	4,088,949	125,466	Long-term bonds payable (Notes 2, 14 and 23)	9,361,902	5,758,611	176,699
Prepayments for long-term investments	81,375	-	-	Long-term bank loans (Notes 15, 23 and 25)	33,298,508	23,571,786	723,283
				Capital leases obligations (Notes 2, 16 and 23)	201,700	67,903	2,083
Total long-term investments	4,898,057	5,734,546	175,960
				Total long-term debts	42,862,110	29,398,300	902,065
PROPERTY, PLANT AND EQUIPMENT (Notes 2, 11, 16, 24 and 25)
Cost				OTHER LIABILITIES
Land	2,255,006	2,284,577	70,101	Accrued pension cost (Notes 2 and 17)	2,234,994	2,296,384	70,463
Buildings and improvements	26,257,236	30,508,824	936,141	Deferred income tax liabilities (Notes 2 and 21)	-	25,888	794
Machinery and equipment	104,206,962	100,838,100	3,094,142	Other	72,521	183,303	5,625
Transportation equipment	149,143	165,665	5,083
Furniture and fixtures	2,698,066	2,951,547	90,566	Total other liabilities	2,307,515	2,505,575	76,882
Leased assets and leasehold improvements	2,364,403	1,042,889	32,000
Total cost	137,930,816	137,791,602	4,228,033	Total liabilities	76,275,244	59,914,117	1,838,420
Accumulated depreciation	(67,277,930)	(71,608,252)	(2,197,246)
	70,652,886	66,183,350	2,030,787	EQUITY ATTRIBUTE TO SHAREHOLDERS OF THE PARENT
Construction in progress	3,690,175	3,678,333	112,867	Capital stock - NT$10 par value
Machinery in transit and prepayments	4,843,303	3,682,071	112,982	Authorized - 6,300,000 thousand shares in 2005 and 7,000,000
Accumulated impairment	(11,145,593)	-	-	thousand shares in 2006
				Issued - 4,557,372 thousand shares in 2005 and 4,592,509 thousand shares in 2006	45,573,723	45,925,086	1,409,177
Net property, plant and equipment	68,040,771	73,543,754	2,256,636	Capital received in advance (Note 18)	156,228	384,428	11,796
				Capital surplus (Note 18)
INTANGIBLE ASSETS				Capital in excess of par value	2,093,712	269,027	8,255
Patents (Note 2)	-	4,081	125	Treasury stock transactions	237,503	16,768	514
Goodwill (Notes 2 and 12)	2,843,022	2,831,274	86,876	Long-term investment	3,585,077	3,519,973	108,008
Land use rights (Note 2)	746,087	600,322	18,420	Total capital surplus	5,916,292	3,805,768	116,777
				Retained earnings (accumulated deficit) (Note 18)	(2,745,555)	16,985,043	521,174
Total intangible assets	3,589,109	3,435,677	105,421	Other equity adjustments (Notes 2, 3 and 18)
				Cumulative translation adjustments	1,072,511	1,330,651	40,830
OTHER ASSETS				Unrecognized pension cost	(17,421)	(19,041)	(584)
Guarantee deposits (Note 23)	223,592	314,489	9,650	Unrealized gain or loss on financial instruments	(199,093)	416,400	12,777
Deferred charges, net (Note 2)	1,960,849	1,880,712	57,708	Total other equity adjustments	855,997	1,728,010	53,023
Deferred income tax assets, net (Notes 2 and 21)	4,046,772	2,512,421	77,092	Treasury stock - 184,713 thousand shares (Notes 2 and 18)	(2,808,436)	(2,808,436)	(86,175)
Restricted assets (Notes 23 and 25)	204,632	336,463	10,324	Total equity attribute to shareholders of the parent	46,948,249	66,019,899	2,025,772
Other	617,688	520,016	15,956
				MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	7,901,988	11,106,860	340,806
Total other assets	7,053,533	5,564,101	170,730
				Total shareholders' equity	54,850,237	77,126,759	2,366,578

TOTAL	$131,125,481	$137,040,876	$4,204,998	TOTAL	$131,125,481	$137,040,876	$4,204,998

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated April 30, 2007)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(Amounts in Thousands, Except Share Data)

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$

NET REVENUES (Note 2)
Packaging	$58,261,796	$66,022,940	$76,820,475	$2,357,179
Testing	16,473,924	17,121,986	21,429,584	657,551
Other	501,966	890,872	2,173,588	66,695

Total net revenues	75,237,686	84,035,798	100,423,647	3,081,425

COST OF REVENUES (Note 20)
Packaging	47,115,746	55,894,282	57,539,702	1,765,563
Testing	12,141,233	12,688,893	12,701,354	389,732
Other	384,101	934,829	1,402,211	43,025

Total cost of revenues	59,641,080	69,518,004	71,643,267	2,198,320

GROSS PROFIT	15,596,606	14,517,794	28,780,380	883,105

OPERATING EXPENSES (Notes 12 and 20)
Selling	1,341,067	1,100,023	1,320,646	40,523
General and administrative	4,717,653	4,813,177	4,381,267	134,436
Research and development	2,581,089	2,785,432	2,632,036	80,762

Total operating expenses	8,639,809	8,698,632	8,333,949	255,721

INCOME FROM OPERATIONS	6,956,797	5,819,162	20,446,431	627,384

NON-OPERATING INCOME AND GAINS
Interest income	77,797	173,325	406,364	12,469
Equity in earnings of equity method investees (Notes 2 and 10)	-	74,292	315,654	9,685
Foreign exchange gain, net (Notes 3 and 23)	222,358	154,275	92,819	2,848
Gain on valuation of financial asset, net (Notes 5 and 23)	-	-	29,278	898
Gain on valuation of financial liability, net (Note 5 and 23)	-	20,919	-	-
Gain on insurance settlement and impairment recovery (Note 29)	-	-	4,574,451	140,364
Other	396,182	324,132	961,041	29,489

Total non-operating income and gains	696,337	746,943	6,379,607	195,753

NON-OPERATING EXPENSES AND LOSSES
Interest expense (Note 11)	972,188	1,571,058	1,620,294	49,718
Loss on valuation of financial liability (Notes 5 and 23)	370,502	-	289,847	8,894
Loss on inventory valuation and obsolescence	75,842	611,679	1,143,925	35,100
Equity in losses of equity method investees (Notes 2 and 10)	394,995	-	-	-
Loss on fire damage (Note 29)	-	8,838,079	-	-
Other investment loss (Notes 2 and 3)	512,000	-	-	-
Impairment of goodwill (Notes 2, 3 and 12)	1,950,097	-	-	-
Other (Note 7)	414,593	1,219,135	1,520,548	46,657

Total non-operating expenses and losses	4,690,217	12,239,951	4,574,614	140,369

INCOME (LOSS) BEFORE INCOME TAX	2,962,917	(5,673,846)	22,251,424	682,768

INCOME TAX BENEFIT (EXPENSE) (Notes 2 and 21)	1,397,003	118,656	(2,084,787)	(63,970)

INCOME (LOSS) FROM CONTINUING OPERATIONS	4,359,920	(5,555,190)	20,166,637	618,798

DISCONTINUED OPERATIONS (Note 28)
Income from discontinued operations, net of income tax expense of NT$677 thousand in 2004 and NT$2,147 thousand in 2005	568,222	120,962	-	-
Gain on disposal of discontinued operations, net of income tax expense of NT$1,920 thousand	-	232,737	-	-

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(Amounts in Thousands, Except Share Data)

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$

	$568,222	$353,699	$-	$-

INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLE	4,928,142	(5,201,491)	20,166,637	618,798

CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES, NET OF TAX BENEFIT OF NT$114,168 THOUSAND IN 2006 (Note 3)	(26,844)	-	(342,503)	(10,509)

NET INCOME (LOSS)	$4,901,298	$(5,201,491)	$19,824,134	$608,289

ATTRIBUTABLE TO
Shareholders of parent company	$4,209,690	$(4,691,187)	$17,416,151	$534,402
Minority interest	691,608	(510,304)	2,407,983	73,887

	$4,901,298	$(5,201,491)	$19,824,134	$608,289

EARNINGS (LOSS) PER SHARE (Note 22)
Basic earnings (loss) per share
Before income tax
Income (loss) from continuing operations	0.71	(1.31)	4.33	0.13
Discontinued operations	0.13	0.08	-	-
Cumulative effect of changes in accounting principles	(0.01)	-	(0.10)	-
Income (loss) of parent company’s common shareholders	0.83	(1.23)	4.23	0.13
After income tax
Income (loss) from continuing operations	0.87	(1.15)	4.03	0.12
Discontinued operations	0.13	0.08	-	-
Cumulative effect of changes in accounting principles	(0.01)	-	(0.08)	-
Income (loss) of parent company’s common shareholders	0.99	(1.07)	3.95	0.12
Diluted earnings (loss) per share
Before income tax
Income (loss) from continuing operations	0.71	(1.31)	4.13	0.13
Discontinued operations	0.12	0.08	-	-
Cumulative effect of changes in accounting principles	(0.01)	-	(0.10)	(0.01)
Income (loss) of parent company’s common shareholders	0.82	(1.23)	4.03	0.12
After income tax
Income (loss) from continuing operations	0.85	(1.15)	3.84	0.12
Discontinued operations	0.12	0.08	-	-
Cumulative effect of changes in accounting principles	(0.01)	-	(0.07)	-
Income (loss) of parent company’s common shareholders	0.96	(1.07)	3.77	0.12

EARNINGS PER EQUIVALENT ADS (Note 22)
Basic earnings (loss) per equivalent ADS
Before income tax
Income (loss) from continuing operations	3.50	(6.55)	21.65	0.66
Discontinued operations	0.67	0.41	-	-
Cumulative effect of changes in accounting principles	(0.03)	-	(0.52)	(0.01)
Income (loss) of parent company’s common shareholders	4.14	(6.14)	21.13	0.65
After income tax
Income (loss) from continuing operations	4.30	(5.77)	20.16	0.62
Discontinued operations	0.67	0.40	-	-
Cumulative effect of changes in accounting principles	(0.03)	-	(0.39)	(0.01)
Income (loss) of parent company’s common shareholders	4.94	(5.37)	19.77	0.61

 (Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(Amounts in Thousands, Except Share Data)

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$

Diluted earnings (loss) per equivalent ADS
Before income tax
Income (loss) from continuing operations	3.50	(6.55)	20.66	0.63
Discontinued operations	0.63	0.41	-	-
Cumulative effect of changes in accounting principles	(0.03)	-	(0.49)	(0.01)
Income (loss) of parent company’s common shareholders	4.10	(6.14)	20.17	0.62
After income tax
Income (loss) from continuing operations	4.22	(5.77)	19.22	0.59
Discontinued operations	0.62	0.40	-	-
Cumulative effect of changes in accounting principles	(0.03)	-	(0.37)	(0.01)
Income (loss) of parent company’s common shareholders	4.81	(5.37)	18.85	0.58

(Concluded)
The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated April 30, 2007)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Amounts in Thousands)

				Retained Earnings (Accumulated Deficit)		Other Adjustments
	Capital Stock	Capital Received in Advance	Capital Surplus	Legal Reserve	Unappropriated Earnings (Accumulated Deficit)	Cumulative Translation Adjustments	Unrecognized Pension Cost	Unrealized Gain (Loss) on Financial Instruments	Treasury Stock	Minority Interest	Total Shareholders' Equity
New Taiwan dollars
BALANCE, JANUARY 1, 2004	$35,802,800	$-	$4,046,774	$1,051,665	$2,756,771	$1,559,599	$(16,137)	$(68,833)	$(10,037)	$10,077,575	$55,200,177
Appropriations of 2003 earnings
Legal reserve	-	-	-	274,279	(274,279)	-	-	-	-	-	-
Compensation to directors and supervisors	-	-	-	-	(49,320)	-	-	-	-	-	(49,320)
Bonus to employees - cash	-	-	-	-	(18,428)	-	-	-	-	-	(18,428)
Bonus to employees - stock	154,272	-	-	-	(154,272)	-	-	-	-	-	-
Stock dividends - 5.7%	2,219,774	-	-	-	(2,219,774)	-	-	-	-	-	-
Capital received in advance from stock options exercised by employees	-	42,759	-	-	-	-	-	-	-	-	42,759
Reclassification of ASE Inc. shares held by subsidiaries to treasury stock	-	-	-	-	-	-	-	-	(2,798,399)	-	(2,798,399)
Valuation loss on derivatives financial instruments	-	-	-	-	-	-	-	(36,607)	-	-	(36,607)
Adjustment of equity in subsidiary	-	-	15,332	-	-	-	11,427	(1,781)	-	-	24,978
Issuance of common stock through merger	2,823,154	-	3,153,342	-	-	-	-	-	-	-	5,976,496
Elimination of long-term investment balance on consolidation	-	-	(242,792)	-	-	-	-	-	-	-	(242,792)
Net income in 2004	-	-	-	-	4,209,690	-	-	-	-	691,608	4,901,298
Change in minority interest	-	-	-	-	-	-	-	-	-	(2,364,357)	(2,364,357)
Cumulative translation adjustments	-	-	-	-	-	(919,220)	-	-	-	-	(919,220)
BALANCE, DECEMBER 31, 2004	41,000,000	42,759	6,972,656	1,325,944	4,250,388	640,379	(4,710)	(107,221)	(2,808,436)	8,404,826	59,716,585
Appropriations of 2004 earnings
Legal reserve	-	-	-	420,969	(420,969)	-	-	-	-	-	-
Compensation to directors and supervisors	-	-	-	-	(75,720)	-	-	-	-	-	(75,720)
Bonus to employees - cash	-	-	-	-	(9,536)	-	-	-	-	-	(9,536)
Bonus to employees - stock	255,675	-	-	-	(255,675)	-	-	-	-	-	-
Cash dividends - 1%	-	-	-	-	(411,221)	-	-	-	-	-	(411,221)
Stock dividends - 6.99%	2,878,548	-	-	-	(2,878,548)	-	-	-	-	-	-
Capital surplus transferred to common stock - 2.99%	1,233,663	-	(1,233,663)	-	-	-	-	-	-	-	-
Adjustment of equity in subsidiary	-	-	18,043	-	-	-	(12,711)	700	-	-	6,032
Valuation gain on derivative financial instruments	-	-	-	-	-	-	-	36,607	-	-	36,607
Stock options exercised by employees
Common stock	205,837	(42,759)	159,256	-	-	-	-	-	-	-	322,334
Capital received in advance	-	156,228	-	-	-	-	-	-	-	-	156,228
Net loss in 2005	-	-	-	-	(4,691,187)	-	-	-	-	(510,304)	(5,201,491)
Change in minority interest	-	-	-	-	-	-	-	-	-	7,466	7,466
Cumulative translation adjustments	-	-	-	-	-	432,132	-	-	-	-	432,132
BALANCE, DECEMBER 31, 2005	45,573,723	156,228	5,916,292	1,746,913	(4,492,468)	1,072,511	(17,421)	(69,914)	(2,808,436)	7,901,988	54,979,416
Effect of adopting ROC SFAS No. 34	-	-	-	-	-	-	-	(129,179)	-	-	(129,179)
Offset against deficit	-	-	(2,314,447)	(1,746,913)	4,061,360	-	-	-	-	-	-
Unrealized gain on available-for-sale financial assets	-	-	-	-	-	-	-	16,827	-	-	16,827
Valuation gain on derivative financial instruments	-	-	-	-	-	-	-	129,179	-	-	129,179
Adjustment of equity in subsidiary	-	-	(65,104)	-	-	-	(1,620)	469,487	-	-	402,763
Stock options exercised by employees
Common stock	351,363	(156,228)	269,027	-	-	-	-	-	-	-	464,162
Capital received in advance	-	384,428	-	-	-	-	-	-	-	-	384,428
Net income in 2006	-	-	-	-	17,416,151	-	-	-	-	2,407,983	19,824,134
Changes in minority interest	-	-	-	-	-	-	-	-	-	796,889	796,889
Cumulative translation adjustments	-	-	-	-	-	258,140	-	-	-	-	258,140
BALANCE, DECEMBER 31, 2006	$45,925,086	$384,428	$3,805,768	$-	$16,985,043	$1,330,651	$(19,041)	$416,400	$(2,808,436)	$11,106,860	$77,126,759
U.S. Dollars
BALANCE, JANUARY 1, 2006	$1,398,396	$4,794	$181,537	$53,603	$(137,848)	$32,909	$(534)	$(2,145)	$(86,175)	$242,467	$1,687,004
Effect of adopting of ROC SFAS No. 34	-	-	-	-	-	-	-	(3,964)	-	-	(3,964)
Offset against deficit	-	-	(71,017)	(53,603)	124,620	-	-	-	-	-	-
Unrealized gain on available-for-sale financial assets	-	-	-	-	-	-	-	516	-	-	516
Valuation gain on derivative financial instruments	-	-	-	-	-	-	-	3,964	-	-	3,964
Adjustment of equity in subsidiary	-	-	(1,998)	-	-	-	(50)	14,406	-	-	12,358
Stock options exercised by employees
Common stock	10,781	(4,794)	8,255	-	-	-	-	-	-	-	14,242
Capital received in advance	-	11,796	-	-	-	-	-	-	-	-	11,796
Net income in 2006	-	-	-	-	534,402	-	-	-	-	73,887	608,289
Changes in minority interest	-	-	-	-	-	-	-	-	-	24,452	24,452
Cumulative translation adjustments	-	-	-	-	-	7,921	-	-	-	-	7,921
BALANCE, DECEMBER 31, 2006	$1,409,177	$11,796	$116,777	$-	$521,174	$40,830	$(584)	$12,777	$(86,175)	$340,806	$2,366,578

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated April 30, 2007)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$4,901,298	$(5,201,491)	$19,824,134	$608,289
Cumulative effect of changes in accounting principle	-	-	342,503	10,509
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	13,898,098	13,990,219	13,488,180	413,875
Amortization	888,174	1,042,560	1,000,031	30,685
Equity in losses (earnings) of equity method investees, net of cash dividends received	394,995	(74,292)	(222,847)	(6,838)
Impairment of goodwill	1,950,097	-	-	-
Other investment loss	512,000	-	-	-
Accrued interest on foreign convertible bonds	255,172	241,394	247,155	7,584
Unrealized exchange loss (gain) on long-term foreign bonds payable and accrued interest	(425,822)	215,762	(52,213)	(1,602)
Allowance for inventory valuation	75,842	611,679	1,143,925	35,100
Provision (reversal) for doubtful accounts and sales allowances	151,358	115,200	(62,198)	(1,908)
Loss on disposal of properties	83,826	193,038	45,535	1,397
Gain on disposal of discontinued operations	-	(232,737)	-	-
Loss on fire damage (gain on insurance settlement and impairment recovery)	-	8,212,780	(4,574,451)	(140,364)
Deferred income taxes	(1,660,695)	(481,310)	481,919	14,787
Amortization of goodwill	877,582	528,943	-	-
Accrued pension cost	372,580	109,068	44,541	1,367
Other	110,592	219,949	225,271	6,912
Changes in operating assets and liabilities
Financial assets for trading	225,680	(1,782,863)	2,773,501	85,103
Notes and accounts receivable	(674,517)	(2,024,569)	4,192,941	128,657
Other receivable	(492,059)	(621,283)	573,125	17,586
Inventories	(4,691,419)	87,290	1,363,885	41,850
Prepayments and other current assets	(469,247)	100,859	(228,740)	(7,019)
Financial liabilities for trading	308,138	(80,852)	(436,667)	(13,399)
Notes and accounts payable	1,485,391	3,134,747	(3,679,883)	(112,914)
Income tax payable	62,727	(249,958)	1,294,249	39,713
Accrued expenses and other current liabilities	1,059,138	705,200	(522,403)	(16,029)
Other liabilities	7,729	(8,246)	28,526	876

Net cash provided by operating activities	19,206,658	18,751,087	37,290,019	1,144,217

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(28,521,375)	(15,611,549)	(17,764,237)	(545,082)
Acquisition of available-for-sale financial assets	(1,347,213)	(795,770)	(16,652,840)	(510,980)
Disposal of available-for-sale financial assets	995,256	1,503,175	7,518,738	230,707
Acquisition of financial assets carried at cost	-	-	(320,881)	(9,846)
Proceeds from insurance claims	-	2,300,000	5,768,000	176,987
Decrease (increase) in pledged time deposits and restricted assets	41,827	(4,198)	(69,326)	(2,127)
Acquisition of long-term equity method investments	(61,713)	(104,738)	(309)	(10)
Increase in other assets	(2,006,620)	(598,680)	(815,006)	(25,008)
Proceeds from sales of:
Property, plant and equipment	628,508	1,119,132	413,540	12,689
Others	505,546	82,171	-	-
Purchase of ASE Japan Co., Ltd. shares	(830,678)	-	-	-
Purchase of ASE (U.S.) Inc. shares	(112,824)	-	-	-
Purchase of ASE Test Limited shares	(339,644)	-	-	-
Proceeds from disposal of discontinued operations	-	566,411	-	-
Increase in land use rights	-	(87,912)	(182,187)	(5,590)

Net cash used in investing activities	(31,048,930)	(11,631,958)	(22,104,508)	(678,260)
(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from (repayments of):
Issuance of domestic secured bonds	$2,733,112	$-	$-	$-
Investment payable	(2,309,960)	-	-	-
Foreign convertible bonds	-	(502,748)	-	-
Short-term borrowings	2,695,984	3,638,444	(2,216,799)	(68,021)
Commercial papers and bank acceptances payable	(167,149)	(908,816)	-	-
Proceeds from long-term debts	19,246,822	24,514,627	16,148,800	495,514
Repayments of long-term debts	(13,251,715)	(27,736,492)	(29,894,517)	(917,291)
Proceeds from exercise of stock options by employees	42,759	478,562	848,590	26,038
Increase in guarantee deposits received	-	-	261,754	8,032
Increase in collection of accounts receivable sold	-	887,354	1,491,110	45,754
Increase in minority interest	242,059	7,466	809,544	24,840
Compensation to directors and supervisors and bonus to employees	(67,748)	(75,720)	(9,536)	(293)
Cash dividends	-	(394,453)	-	-

Net cash provided by (used in) financing activities	9,164,164	(91,776)	(12,561,054)	(385,427)

EFFECT OF EXCHANGE RATE CHANGES	90,786	261,332	(162,734)	(4,994)

EFFECT OF FIRST INCLUSION FOR CONSOLIDATION OF A SUBSIDIARY	-	-	4,564	140

NET INCREASE (DECREASE) IN CASH	(2,587,322)	7,288,685	2,466,287	75,676

CASH, BEGINNING OF YEAR	8,562,425	5,975,103	13,263,788	406,990

CASH, END OF YEAR	$5,975,103	$13,263,788	$15,730,075	$482,666

SUPPLEMENTAL INFORMATION
Interest paid (excluding capitalized interest)	$951,281	$1,759,546	$1,689,075	$51,828
Income tax paid	$193,829	$612,612	$308,619	$9,470
Cash paid for acquisition of property, plant and equipment
Acquisition of property, plant and equipment	$(30,588,311)	$(12,957,405)	$(17,730,935)	$(544,060)
Increase (decrease) in payable	1,961,788	(2,891,017)	(444,718)	(13,646)
Increase in capital lease obligations	105,148	236,873	411,416	12,624
	$(28,521,375)	$(15,611,549)	$(17,764,237)	$(545,082)
Cash received from disposal of property, plant and equipment
Proceeds from disposal of property, plant and equipment	$628,508	$1,119,132	$637,541	$19,562
Increase in other receivables	-	-	(224,001)	(6,873)
	$628,508	$1,119,132	$413,540	$12,689
Cash received from issuance of domestic secured bonds
Proceeds	$2,750,000	$-	$-	$-
Issuance expense	(16,888)	-	-	-
	$2,733,112	$-	$-	$-
Cash received from disposal of discontinued operations
Sales price	$-	$625,559	$-	$-
Increase in receivable	-	(59,148)	-	-
	$-	$566,411	$-	$-
(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$

Total assets acquired from acquisition of ASE Japan Co., Ltd.	$2,162,468	$-	$-	$-
Less: Liabilities assumed	(1,310,428)	-	-	-
Cash paid	852,040	-	-	-
Less: Cash received at the date of acquisition	(21,362)	-	-	-
Net cash outflow	$830,678	$-	$-	$-
Total assets acquired from acquisition of ASE (U.S.) Inc.	$171,999	$-	$-	$-
Less: Liabilities assumed	(16,240)	-	-	-
Cash paid	155,759	-	-	-
Less: Cash received at the date of acquisition	(42,935)	-	-	-
Net cash outflow	$112,824	$-	$-	$-

NON-CASH FLOWS FROM INVESTING AND FINANCING ACTIVITIES
Reclassification of the ASE Inc. shares held by consolidated subsidiaries from long-term investment to treasury stock	$2,798,399	$-	$-	$-
Current portion of long-term bank loans	2,011,673	5,232,529	1,292,040	39,645
Current portion of bonds payable	-	-	3,798,233	116,546
Current portion of capital lease obligations	198,831	205,662	540,736	16,592

SUPPLEMENTAL DISCLOSURES

Effect of first inclusion for consolidation of the subsidiary - Shanghai Ding Hui Real Estate Development Co., Ltd. (amounts of its assets and liabilities as of December 31, 2005) was as follows:

Cash	$4,564
Others	76,874
Total assets	81,438
Liabilities	-
Total shareholders’ equity	$81,438

Allocated to:
Minority interest in consolidated subsidiaries	$8,145
Shareholders’ equity	73,293

(Concluded)

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated April 30, 2007)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
(Amounts in Thousands, Except Share Data and Unless Otherwise Stated)

1.    HISTORY AND ORGANIZATION

Advanced Semiconductor Engineering, Inc. (“ASE Inc. or including its subsidiaries, collectively the “Company”), a corporation incorporated under the laws of Republic of China (the “ROC”), is an independent provider of semiconductor packaging and testing services and offers a comprehensive range of advanced IC packaging service.  The Company’s common shares are traded on the Taiwan Stock Exchange under the symbol “2311”.  Since September 2000, the Company’s common shares have been traded on the New York Stock Exchange under the symbol “ASX” in the form of American depositary shares (“ADS”).  The Company and its affiliates are together referred to as the “ASE Group”.

On August 1, 2004, ASE (Chung Li) Inc. (“ASE Chung Li”) and ASE Material Inc. (“ASE Material”) were merged into the Company.

As of December 31, 2005 and 2006, the Company had approximately 29,000 and 27,000 employees, respectively.

Set forth is a brief overview of the Company’s organizational structure.

a.     Wholly-owned subsidiaries as of December 31, 2006:

1)	ASE Holding Limited (incorporated in Bermuda in April 1990), which holds shares in ASE Group companies;

2)	ASE Marketing Services Ltd. (incorporated in Hong Kong in February 1991), which engages in trading activities;

3)	J&R Holding Limited (incorporated in Bermuda in December 1995), which holds shares in ASE Group companies;

4)	ASE Marketing & Service Japan Co., Ltd. (incorporated in Japan in November 2003), which engages in marketing and provides sales services in the packaging and testing markets;

5)
Innosource Limited (“Innosource”) was a holding company incorporated in British Virgin Islands in June 2004 through which the Company invested in ASE (Kun Shan) Inc. and ASE Modules (Shanghai) Inc.  Due to an organizational restructure, the Company transferred its investment shareholding in ASE (Kun Shan) from Innosource to Omniquest Industrial Limited (“Omniquest”), a subsidiary of the Company through direct and indirect ownership, and invested an additional US$ 30,000 thousand in Omniquest.  As of December 31, 2006, Innosource held a 20% ownership interest in Omniquest;

6)
Ming-Jei Technologies Inc. (formerly ASE - Compeq Technologies, Inc., incorporated in the ROC in February 2004), which is engaged in the manufacturing and sale of electronic components.  ASE – Compeq Technologies, Inc. was renamed Ming-Jei Technologies Inc. in November 2005 and was dissolved in May 2006.

7)	ASE Global, Inc. (incorporated in the ROC in May 2005), which is engaged in the manufacturing and sales of electronic materials and related equipment. ASE Global, Inc. was dissolved in November 2006.

b.     As of December 31, 2006, the Company held more than 50% ownership interest in the following subsidiaries:

1)
99.5% ownership interest in ASE Technologies, Inc. (incorporated in the ROC in June 1991), which is engaged in the research and development, manufacture and sales of computers and related accessories.  ASE Technologies, Inc. is in the process of liquidation;

2)	90.0% ownership interest in ASE Network Inc. (incorporated in the ROC in January 2000), which had a 1.62% equity stake in Taiwan Fixed Network Co., Ltd; and

3)
65.6% direct ownership interest in Omniquest and the other 20% and 14.4% were held through Innosource and J&R Holding Limited, respectively.  The Company invested in ASE (Shanghai) Inc. and ASE High-Tech (Shanghai) Inc. through Omniquest in September 1990 and February 2006, respectively.  As a result of an investment restructure, the Company made new investments in ASE Corporation (incorporated in the British Cayman Islands in August 2006 and had two wholly-owned subsidiaries, ASE Mauritius Inc. and ASE Labuan Inc.) through Omniquest.  The Company then transferred the shareholding of ASE (Shanghai) Inc. and ASE High-Tech (Shanghai) Inc. from Omniquest to ASE Mauritius Inc.

ASE (Shanghai) Inc. held a 90% ownership interest in Shanghai Ding Hui Real Estate Development Co., Ltd.

The Company had 1% of direct ownership interest and through ASE Labuan Inc., 99% of indirect ownership interest in ASE Electronics Inc., which was incorporated in March 2006 in the ROC.  As a result of an organizational restructure, the Company transferred the operation, assets and liabilities of its material department to ASE Electronics Inc. on August 1, 2006.

c.     ASE Holding Limited has the following wholly-owned or majority-owned subsidiaries:

1)	ASEP Realty Corporation (incorporated in the Philippines in December 1995), which holds real estate of ASE Holding Electronics (Philippines), and is in the process of liquidation;

2)
ASE Holding Electronics (Philippines) Incorporated (incorporated in the Philippines in December 1995), which manufactures electronic products, components and semiconductors, and is in the process of liquidation; and

3)
70.0% ownership interest in ASE Investment (Labuan) Inc. (incorporated in Malaysia in June 1999).  ASE Investment (Labuan) Inc. holds shares in ASE Korea Inc. (incorporated in Korea in 1999), which engages in the packaging and testing of semiconductors.  In addition, ASE Test Limited owned the remaining 30.0% ownership interest in ASE Investment (Labuan) Inc.

A portion of the share capital of the Company’s subsidiaries incorporated in the Philippines is held by certain Filipino individuals, on behalf of the Company, in order to comply with the Philippine legal requirements.

d.     J&R Holding Limited has six subsidiaries:

1)
100.0% ownership interest in J&R Industrial Inc. (incorporated in the ROC in April 1999), which is mainly engaged in the leasing of substrate, packaging and testing equipment, to consolidated subsidiaries of the Company.  J&R Industrial Inc. reduced its capital and returned NT$2,953,000 thousand (US$90,058 thousand) to J&R Holding Limited in June 2006;

2)
100.0% ownership interest in Grand Innovation Co., Ltd. (incorporated in the British Virgin Islands in March 2001), which holds convertible preferred stock of Integrated Programmable Communication, Inc. (“Integrated”) representing 6.1% Integrated’s equity interest;

3)	100% ownership interest in ASE Japan Co., Ltd. (incorporated in Japan in May 2004), which is engaged in the packaging and testing of semiconductors;

4)	100% ownership interest in ASE (U.S.) Inc. (incorporated in the USA in December 1983), which is engaged in marketing and provides sales services relating to packaging and testing;

5)
57.9% ownership interest in Power ASE Technology Holding Limited (incorporated in the British Cayman Islands in December 2006), which is a holding company that owned 95% of Power ASE Technology Inc. (incorporated in the ROC in June 2006).  The Company directly owned the remaining 5% ownership interest in Power ASE Technology Inc.  Power ASE Technology Inc. is engaged in the packaging and testing of memory; and

6)
39.8% ownership interest in ASE Test Limited (“ASE Test”) (incorporated in Singapore in May 1996), which holds shares in ASE Group companies.  ASE Holding Limited owned another 11.1% ownership interest in ASE Test.  Since June 1996, shares of ASE Test have been traded on the NASDAQ National Market in the United States under the symbol “ASTSF”.  In addition, J&R Holding Limited offered partial shares of ASE Test in the form of Taiwan Depositary Receipts traded on the Taiwan Stock Exchange under the symbol “9101”.

e.     ASE Test has four direct subsidiaries:

1)	ASE Test, Inc. (incorporated in the ROC in December 1987 and wholly-owned by ASE Test Limited), which is engaged in the testing of semiconductors;

2)	ASE Holdings (Singapore) Pte Ltd. (incorporated in Singapore in December 1994), which is engaged in investing activities;

3)	ASE Test Holdings, Limited (“ASE Test Holdings”) (incorporated in Cayman Islands in April 1999), which is engaged in investing activities; and

4)	ASE Test Finance Limited (“ASE Test Finance”) (incorporation in Mauritius in June 1999), which is engaged in financing activities.

ASE Holding (Singapore) Pte Ltd. has a wholly-owned subsidiary, ASE Electronics (M) Sdn. Bhd. (“ASE Test Malaysia”) (incorporated in Malaysia in February 1991), which is engaged in the packaging and testing of semiconductors.  ASE Test Malaysia disposed of its camera module operations on October 3, 2005 (Note 28).

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

2.    SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements have been prepared in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, Business Accounting Law, Guidelines Governing Business Accounting, and accounting principles generally accepted in the Republic of China (“ROC GAAP”).  Under these law, guidelines and principles, the Company should reasonably estimate the amounts of allowances for doubtful accounts, allowance for sales discounts, inventory valuations, depreciation of property, plant, and equipment, loss on impairment of assets, pension expenses, gain (loss) on valuation of financial instrument and allowance of deferred income tax assets.  Actual results may differ from these estimates.  Significant accounting policies are summarized as follows:

Basis of Presentation

The Company prepares its consolidated financial statements using the aforementioned law, guidelines and principles with reconciliation to accounting principles generally accepted in the United States of America (“U.S. GAAP”) (Note 31).  The accompanying consolidated balance sheets are presented as of December 31, 2005 and 2006, and the accompanying consolidated statements of income, changes in shareholders’ equity and cash flows are presented for the three years ended December 31, 2004, 2005 and 2006.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and all of the aforementioned subsidiaries.  All significant intercompany accounts and transactions are eliminated upon consolidation.

Current and Noncurrent Assets and Liabilities

Current assets include cash, financial assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the balance sheet date.  Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the balance sheet date.  Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Financial Assets/Liabilities at Fair Value Through Profit or Loss

Financial instruments at fair value through profit or loss consist of financial assets or financial liabilities held for trading.  These financial instruments are initially recognized at fair value with associated transaction costs expensed as incurred.  The financial instruments are subsequently remeasured at fair value, and changes in fair value are recognized in current income (loss).  A regular way purchase or sale of financial assets is recognized and derecognized using settlement date accounting.

Derivatives which are not qualified for hedge accounting are recorded as financial assets or liabilities held for trading.  Fair value of beneficiary certificates of open-end mutual funds and derivatives with no active market fair value is estimated using the net asset value and valuation techniques, respectively.

Available-for-Sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition.  Changes in fair value of financial assets are reported in a separate component of shareholders’ equity.  The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet.  A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair value for beneficiary certificates of open-ended mutual funds and publicly traded stocks are determined using the net asset value and closing-price at the balance sheet date, respectively.

If certain objective evidence indicates that such available-for-sale financial asset should be impaired, a loss should be recognized currently, if, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity.

Revenue Recognition, Accounts Receivable and Allowance for Doubtful Accounts

Revenues from semiconductor packaging and testing services are recognized upon completion of the services or shipment.  The Company does not take ownership of:  (i) bare semiconductor wafers received from customers that the Company packages into finished semiconductors, and (ii) packaged semiconductors received from customers that the Company tests as to whether they meet certain performance specifications.  The title and risk of loss remain with the customer for those bare semiconductors and/or packaged semiconductors.  Accordingly, the costs of customer-supplied semiconductors materials are not included in the accompanying consolidated financial statements.  Other criteria the Company uses to determine when to recognize revenue are: (i) existence of persuasive evidence of an arrangement, (ii) the selling price is fixed or determinable and (iii) collectibility is reasonably assured.

Revenues are determined using the fair value taking into account related sales discounts agreed to by the Company and customers.  Since the receivables from sales are collectible within one year and such transactions are frequent, the fair value of receivables is equivalent to the nominal amount of cash received.

Allowance for doubtful accounts is provided based on an evaluation of the collectibility of receivables.  The Company determines the amount of allowance for doubtful receivables by examining the aging analysis of the outstanding accounts receivable and current trends in the credit quality of its customers.  An appropriate sales allowance, based on historical experience, is recognized in the same period the sale is recognized.

Accounts Receivable Securitization

Accounts receivable securitization is the transfer of a designated pool of accounts receivable to a bank which in turn issues beneficial securities or asset-backed securities based on the accounts receivable.  Under ROC Statement of Financial Accounting Standards (ROC SFAS) No. 33 “Accounting for Transfers of Financial Assets and Extinguishments of Liabilities”, such transfer of financial assets in which the transferor surrenders control over those assets is accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange.  The difference between the book value of accounts receivable and total proceeds received is recorded as a gain or loss on the disposal of financial assets.

Inventories

Inventories including raw materials (materials received from customers for processing, mainly semiconductor wafers are excluded from inventories as title and risk of loss remain with the customers), supplies and spare parts, work in process, finished goods and supplies in transit are stated at the lower of cost or market value.  Market value represents net realizable value for finished goods and work in process, and replacement costs for raw materials, supplies and spare parts.

Raw materials, supplies and spare parts are recorded at moving average cost; others are recorded at standard cost and adjusted to the approximate weighted average cost at the balance sheet date.  Estimated losses on scrap and slow-moving items are recognized and included in the allowance for losses.

Construction in progress is accounted for using the completed-contract method.

Held-to-Maturity Financial Assets

Held-to-maturity financial assets are carried at amortized cost under the effective interest method.  Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition.  Gains or losses are recognized at the time of derecognition, impairment or amortization.

If certain objective evidence indicates that such held-to-maturity financial asset is impaired, a loss should be recognized currently.  If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease.  The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Financial Assets Carried at Cost

Investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are carried at their original cost, such as non-publicly traded stocks.  If certain objective evidence indicates that such financial asset is impaired, a loss should be recognized.  A subsequent reversal of such impairment loss is not allowed.

Cash dividends are recognized as investment income on declaration date.  Stock dividends not resulting in investment income are recorded as an increase in the number of shares held and the cost per share is recalculated based on the new total number of shares.

Equity Method Investments

Investments in companies of which the Company owns at least 20% of the outstanding voting shares or where the Company exercises significant influence over the investee company’s operating and financial policy decisions are accounted for using the equity method.  Prior to January 1, 2006 the difference, if any, between the cost of investment and the Company’s proportionate equity in the fair value of the net assets of the investees at the time of investments or at the time the equity method of accounting is first applied to a particular investment, is amortized on the straight-line method over 10 years.  Effective January 1, 2006, pursuant to the revised ROC SFAS No. 5, “Long-term Investments under Equity Securities” (SFAS No. 5), the cost of an investment shall be analyzed and the difference between the cost of investment and the fair value of identifiable net assets acquired, representing goodwill, shall not be amortized and instead shall be tested for impairment annually.  The accounting treatment for the investment premiums acquired before January 1, 2006 is the same as that for goodwill which is no longer being amortized.

When the Company subscribes for additional investee’s shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share in the investee’s net equity.  The Company records such a difference as an adjustment to equity method investments with the corresponding amount charged or credited to capital surplus.

Gains or losses on sales from the Company to equity method investees are deferred in proportion to the Company’s ownership percentage in the investees until such gains or losses are realized through transactions with third parties.  Gains or losses on sales from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until they are realized through transactions with third parties.

On the balance sheet date, the Company tests investments for impairment.  When an impairment is identified, the carrying amount of the investments is reduced, with the related impairment loss recognized in earnings.

Property, plant and equipment

Property, plant and equipment, except for machinery and equipment under operating lease, are stated at cost less accumulated depreciation and accumulated impairment.  Equipment held under capital leases is recorded as an asset and an obligation at an amount equal to the lower of:  (i) the present value at the beginning of the lease term of the minimum lease payments during the lease term (including the payment called for under any bargain purchase option); or (ii) fair value of the leased equipment at the inception of the lease.  Machinery in transit, construction in progress and prepayments are stated at cost.  These include the cost of machinery, construction, down payments and other direct costs plus interest charges attributable to the borrowings used to finance the acquisitions of these assets.  Major overhaul and improvements are capitalized, while maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over estimated service lives, which range as follows:  buildings and improvements, 2 to 55 years; machinery and equipment, 2 to 10 years; furniture and fixtures, 2 to 15 years; transportation equipment, 1 to 10 years; and leased assets and leasehold improvements, 2 to 6 years.  In the event that an asset depreciated to its residual value is still in service, its residual value is depreciated over its re-estimated service life.

When properties are retired or disposed of, their costs and accumulated depreciation are removed from the accounts and any gain or loss is credited or charged to income.

Intangible Assets

Patents are recorded at cost and amortized using straight-line method over the estimated useful lives of 2 years. Land use rights are amortized over the contract terms of 50 years.

Goodwill

Goodwill represents the excess of the consideration paid for an acquisition over the fair value of identifiable net assets acquired.  Prior to January 1, 2006, goodwill was amortized using the straight-line method over the estimated life of 10 years.  Effective January 1, 2006, pursuant to the newly revised ROC SFAS No. 25, “Business Combinations-Accounting Treatment under Purchase Method” (“SFAS No.25”), goodwill is no longer amortized and instead is tested for impairment annually.

The Company regularly evaluates the carrying amount of goodwill according to its recoverable amount.  If the carrying amount of goodwill is determined to exceed its recoverable amount, an impairment loss is recognized at an amount equal to that excess.  Reversal of such impairment loss is prohibited.

Asset Impairment

The Company evaluates whether or not there are indications that assets (primarily property, plant and equipment, intangible assets, assets leased to others and long-term investments) may be impaired on the balance sheet date.  If there are indications, the Company should estimate the recoverable amount for the asset.  If an asset’s recoverable amount is lower than its carrying amount, the carrying amount of the asset should be reduced to its recoverable amount by recording a charge to the accumulated impairment account of the asset and such reduction should be recognized as impairment loss in current period income.  When the recoverable amount subsequently increases, then the impairment loss previously recognized would be reversed and recorded as a gain.  However, the carrying amount of an asset (other than goodwill) after the reversal of impairment loss should not exceed the carrying amount of the asset that would have been determined net of depreciation as if no impairment loss had been recognized.

Deferred Charges

Deferred charges consist of certain intangibles and other assets, including tools, license fees, telecommunications and computer network systems, bond issuance costs and the costs directly attribute to bringing the assets to be capable of operating.  The amounts are amortized over 2 to 5 years.

Pension Cost

For employees under defined benefit pension plan, pension costs are recorded based on actuarial calculations.  Provisions for pension costs are accrued based on actuarially determined amounts which include service costs, interest, amortization of unrecognized net obligation and expected return on pension assets.

For employees under defined contribution pension plan, pension costs are recorded based on the actual contribution made to employee’s personal pension accounts.

Convertible Bonds

Prior to the adoption of ROC SFAS No. 34 and No. 36 on January 1, 2006, convertible bonds issued was recorded as financial liability.  The stated redemption price in excess of the face value of bond is recognized as interest expense over a period starting from the issuance date to the last date of the redemption period, using the effective interest rate method.  Conversion of convertible bonds into common shares is accounted for by the book value method.  Under this method, unamortized bond issuance costs and accrued interest which is no longer payable, together with the carrying amount of converted bonds are written off, and the common shares issued are recorded at their par value, and any excess is recorded as capital surplus.  No change in accounting treatment was required for convertible bonds after the adoption of ROC SFAS No. 34 and No. 36.

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

Shipping and Handling Costs

Shipping and handling costs are recorded as selling expense and the amounts in 2004, 2005 and 2006 were NT$170,771 thousand, NT$156,043 thousand and NT$168,986 thousand (US$5,185 thousand), respectively.

Research and Development Costs

Research and development costs are charged to expenses as incurred.

Income Taxes

The Company applies intra-period and inter-period allocations for its income tax whereby (1) a portion of current income tax expense is allocated to the income from discontinued operations and the cumulative effect of changes in accounting principles; and (2) deferred income tax assets and liabilities are recognized for the tax effects of temporary differences, loss carryforward and unused tax credits.  Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized.  A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability.  However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, and personnel training are recognized in the year in which they are acquired and expended.

Adjustments of prior years’ income tax are added to or deducted from the current year’s tax provision.

Income tax on undistributed earnings is recorded by the Company and Taiwan-based subsidiaries at the rate of 10% and is recorded as an expense in the subsequent year following the shareholders’ approval.

Foreign Currency Transactions and Translation of Foreign-currency Financial Statements

The functional and reporting currency of the Company is N.T. dollars, while the functional currencies of its major subsidiaries are their local currencies, namely, U.S. dollars, Japanese Yen, Korea Won, China Yuan Renminbi and Malaysia Ringgits, respectively.

Foreign currency transactions, except for derivative transactions, are recorded in the local currencies at the rates of exchange in effect when the transactions occur.

If an investee’s functional currency is a foreign currency, translation adjustments will result from the translation of the investee’s financial statements into the reporting currency of the Company.  Such adjustments are accumulated and reported as a separate component of shareholders’ equity.

The financial statements of foreign subsidiaries are translated into New Taiwan dollars at the following exchange rates:  Assets and liabilities - spot rates at year-end; shareholders’ equity - historical rates; income and expenses - average rates during the year.  The resulting translation adjustments are recorded as a separate component of shareholders’ equity.

Derivative Financial Instruments for Hedging

Derivative financial instruments for hedging are stated at fair value.  At period-end, the balances of derivative financial instruments are remeasured at fair value and the resulting differences are charged to current income, or recorded as unrealized gain from financial instruments under shareholders’ equity.

Cash Flow Hedge Accounting

Gains or losses from hedging instruments that are determined to meet the criteria for hedge accounting shall be recognized directly in shareholders’ equity.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains or losses that were recognized directly in equity shall be reclassified into profit or loss in the same period or periods during which the asset acquired or liability assumed affects profit or loss.

If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or a non-financial liability becomes a firm commitment, then the entity shall reclassify the associated gains and losses as adjustment to acquisition cost or book value of the asset or liability.

Recent Accounting Pronouncements

In July 2006, the ROC ARDF issued ROC SFAS No. 37 “Intangible Assets”, which is required to be applied by the Company on January 1, 2007.  The standard provides guidance on initial recognition and measurement, amortization, presentation and disclosure of intangible assets.  An intangible asset should be measured initially at cost.  For an intangible asset of a finite useful life; the carrying amount shall be amortized over its useful life.  On the other hand, for an intangible asset with an indefinite useful life, the carrying amount shall not be amortized.  Intangible assets shall be evaluated for impairment at least annually as required by ROC. SFAS No.35 “Accounting for Impairment of Assets” (ROC SFAS No. 35).  Upon adoption of the standard on January 1, 2007, the Company expects no significant impact on its current accounting treatment.

In November 2006, ARDF issued ROC SFAS No. 38 “Non-current Assets Held for Sale and Discontinued Operations” (ROC SFAS No. 38), which is also required to be applied by the Company on January 1, 2007.  Under ROC SFAS No.38, assets classified as held-for-sale shall be measured at the lower of carrying values or fair values and ceased to be depreciated or amortized.  Any impairment loss shall be recognized in current earnings.  Assets classified as held-for-sale shall be presented separately on the balance sheet.  ROC SFAS No.38 also requires the Company to disclose information of discontinued operations separately on the statements of income and cash flow or in a footnote. Upon adoption of the standard on January 1, 2007, the Company expects no significant impact on its current accounting treatment.

In March 2007, ARDF requires ROC companies to recognize compensation expenses for bonuses paid to employees, directors and supervisors beginning January 1, 2008. Such bonuses are currently recorded as appropriation of earnings under ROC GAAP. On March 30, 2007, the ROC Financial Supervisory Commission also issued an interpretation which requires that bonuses granted to employees, directors and supervisors in the form of shares be valued at fair market value for purposes of compensation expenses.

U.S. Dollar Amounts

The Company prepares its consolidated financial statements in N.T. dollars.  A translation of the 2006 financial statements into U.S. dollars is included solely for the convenience of the reader, and has been based on the U.S. Federal Reserve Bank of New York noon buying rate of NT$32.59 to US$1.00 in effect at December 31, 2006.  The translations should not be construed as representations that the N.T. dollars amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

Reclassifications

Certain accounts in the consolidated financial statements as of December 31, 2005 and for the years ended December 31, 2004 and 2005 have been reclassified to conform to the consolidated financial statements as of and for the year ended December 31, 2006.

 3.   ACCOUNTING CHANGE

On January 1, 2006, the Company adopted the newly released SFAS No. 34, “Financial Instruments:  Recognition and Measurement” and No. 36, “Financial Instruments: Disclosure and Presentation” and revisions of previously released SFAS No. 5 and No. 25.

a.     Effect of adopting the newly released SFASs and revisions of previously released SFASs

1)
The Company had categorized its financial assets and liabilities upon the initial adoption of the newly released ROC SFAS No.34 and No.36.  The adjustments made to the carrying amounts of the financial instruments categorized as financial assets or liabilities at fair value through profit or loss were included in the cumulative effect of changes in accounting principles; on the other hand, the adjustments made to the carrying amounts of those categorized as available-for-sale financial assets were recognized as adjustments to shareholders’ equity.

Deferred exchange losses for cash flow hedges were reclassified as adjustments to shareholders’ equity.

The effect of adopting the newly released SFASs is summarized as follows:

	Recognized as Cumulative Effect of Changes in Accounting Principles (Net of Tax)		Recognized as a Separate Component of Shareholders’ Equity
	NT$	US$	NT$	US$

Financial assets at fair value through profit or loss	503	16	-	-
Financial liabilities at fair value through profit or loss	(343,006)	(10,525)	-	-
Derivative financial liabilities for hedging	-	-	(129,179)	(3,694)

	(342,503)	(10,509)	(129,179)	(3,694)

In addition to the effect on cumulative effect of changes in accounting principles and shareholders’ equity shown above, the adoption of ROC SFAS No. 34 and No. 36 also resulted in an increase in net income before cumulative effect of changes in accounting principles of NT$242,961 thousand (US$7,455 thousand), a decrease in net income of NT$99,542 thousand (US$3,054 thousand) (net of income tax of NT$33,181 thousand (US$10,162 thousand), and a decrease in basic earnings per share (after income tax) of NT$0.02 for the year ended December 31, 2006.

2)
The Company adopted the newly revised SFAS No. 5 and SFAS No. 25, which prescribe that investment premiums, representing goodwill, be ceased from amortization and be assessed for impairment at least on an annual basis.  Such a change in accounting principle resulted in an increase in net income before cumulative effect of changes in accounting principles of NT$619,397 thousand (US$19,006 thousand) and an increase in basic earnings per share (after income tax) of NT$0.14 for the year ended December 31, 2006.

The adoption of the Company for the newly released and revised SFAS resulted in an aggregate increase in net income before cumulative effect of changes in accounting principles of NT$862,358 thousand (US$26,461 thousand), an increase in net income of NT$519,855 thousand (US$15,951 thousand), an increase in basic earnings per share (after income tax) of NT$0.12, and unrealized gain on financial instruments of NT$416,400 thousand (US$12,777 thousand) recognized under shareholders’ equity for the year ended December 31, 2006.

b.     Reclassifications

Upon the adoption of SFAS No. 34, certain accounts in the consolidated financial statements as of December 31, 2005 and for the years ended December 31, 2004 and 2005 were reclassified to conform to the consolidated financial statements as of and for the year end December 31, 2006.  The previous issued consolidated financial statements as of December 31, 2005 and for the years ended December 31, 2004 and 2005 were not required to be restated.

Certain accounting policies prior to the adoption of the newly released SFASs are summarized as follows:

1)	Short-term investments

Short-term investments that were publicly-traded stock, mutual fund, or bonds were recorded at historical cost and are carried at the lower of cost or market value as of the balance sheet date.  An allowance or decline in value is provided and is charged to current income when the aggregate carrying amount of the investments exceeds the aggregate market value.  A reversal of the allowance is recorded for a subsequent recovery in the aggregate market value.

2)	Long-term Investments

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

3)	Forward exchange contracts

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

For outstanding forward contracts as of the balance sheet date, the related receivables and payables are netted with the resulting amount presented as either an other receivable or payable.

4)	Option contracts

Exchange gains or losses from option contracts for the purpose of hedging an identifiable foreign currency commitment should be deferred as a part of the foreign currency commitment.

5)	Interest rate swap contracts

Interest rate swap contracts entered into to limit the impact of interest rate fluctuations on certain long-term debt are not recorded as assets or liabilities on the contract date.  The difference between fixed and variable rates to be paid or received on swaps is accrued as an interest rate change based on the contracts and is included in current interest income or expense.

6)	Cross currency swap contracts

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

The reclassifications of the whole or a part of the account balances of certain accounts are summarized as follows:

	Before Reclassification		After Reclassification
	NT$	US$	NT$	US$

Balance sheet as of December 31, 2005
Short-term investments	4,352,923	133,566	-	-
Other receivables	5,783	177	-	-
Other current assets	129,179	3,964	-	-
Long-term investments - cost method	1,272,311	39,040	-	-
Other long-term investment	50,000	1,534	-	-
Other payable	177,128	5,435	-	-
Other financial liabilities - noncurrent	154,780	4,749	-	-
Unrealized loss on long-term investments	69,914	2,145	-	-
Financial assets at fair value through profit or loss -current	-	-	4,330,733	132,885
Available-for-sale financial assets - current	-	-	27,973	857
Held-to-maturity financial assets - noncurrent	-	-	50,000	1,534
Financial assets carried at cost - noncurrent	-	-	1,272,311	39,040
Financial liabilities at fair value through profit or loss	-	-	202,729	6,221
Derivative financial liabilities for hedging	-	-	129,179	3,964
Unrealized loss on financial instruments	-	-	199,093	6,109

Statement of income for 2005
Exchange gain, net	175,194	5,376	154,275	4,734
Gain on valuation of financial liability, net	-	-	20,919	642

Statement of income for 2004
Exchange gain (loss), net	(148,144)	(4,546)	222,358	6,823
Loss on valuation of financial liability, net	-	-	370,502	11,369

On January 1, 2005, the Company adopted the newly revised SFAS No. 7, “Consolidated Financial Statements”.  Long-term investments of which the Company owns less than 50% of the outstanding voting shares but where the Company exercises significant influence over the investee company’s operations are accounted for as subsidiaries of the Company.  The adoption of ROC SFAS No. 7 did not have an effect on the Company’s consolidated financial statements as of and for the year ended December 31, 2005.

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

4.    CASH

	December 31
	2005	2006
	NT$	NT$	US$

Cash on hand	4,031	8,186	251
Checking and saving accounts	11,122,724	13,482,961	413,715
Time deposits	2,137,033	2,238,928	68,700

	13,263,788	15,730,075	482,666

5.    FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2005	2006
	NT$	NT$	US$

Financial assets for trading
Beneficiary Certificate of funds	4,324,950	1,546,450	47,452
Forward exchange contracts	5,783	11,453	351

	4,330,733	1,557,903	47,803

Financial liabilities for trading
Cross currency swap contracts	154,780	274,421	8,421
Interest rate swap contracts	-	58,990	1,810
Forward exchange contracts	5,652	19,172	588
Foreign currency option contracts	42,297	-	-

	202,729	352,583	10,819

The Company entered into derivative contracts during the years ended December 31, 2005 and 2006 to manage exposures to foreign exchange rates and interest rates risk.

Information on such derivative transactions is as follows:

a.    Forward exchange contracts

The outstanding put forward contracts on December 31, 2005 and 2006 are as follows:

Contract
Amount
Currency	Maturity Date	(in Thousands)

December 31, 2006

USD/JPY	2007.01.09～2007.03.22	USD23,300/JPY2,718,849
USD/NTD	2007.01.11～2007.03.01	USD69,000/NTD2,229,074
USD/KRW	2007.01.09～2007.02.09	USD13,000/KRW12,408,440

December 31, 2005

USD/JPY	2006.03.02	USD172/JPY20,000

b.    Cross-currency swap contracts

In October 2003, the Company entered into two cross-currency swap contracts with banks to manage its exposure to interest rate and exchange rate fluctuations associated with its long-term bonds payable, described as follows:

1)
The terms of one of these contracts provide for a semi-annual exchange of interest payments, whereby the Company pays an annual interest rate of 1.7% and receives an annual interest rate of 2.7% on a notional amount of US$157,000 thousand. In April 2005, the nominal amount of US$15,000 thousand was closed early because of partial redemption of foreign convertible bonds.  The remaining of US$142,000 thousand will expire in October 2007.

2)
The Company got the agreement of the terms to calculate interest with the bank.  If the terms are met once, the Company pays interests on a nominal amount of US$43,000 thousand in semi-annual payments.  Otherwise, the bank pays interests to the Company with the same terms.  This contract was closed early in December 2005.

For the year ended December 31, 2006, the effect of the cross-currency swap contracts based on mark to market valuation and the fluctuation of exchange rate of bonds payable was resulted in an increase in net income of NT$108,420 thousand (US$3,327 thousand), and was recognized as gain on valuation of financial liability of NT$56,206 thousand (US$1,725 thousand) and exchange gain of NT$52,214 thousand (US$1,602 thousand), respectively.

c.    Interest rate swap contracts

The outstanding contracts on December 31, 2005 and 2006 are as follows:

		Notional Amount
Contract Date	Maturity Date	NT$ (Thousand)	Interest Receipt	Interest Payment

As of December 31, 2005

2003.12.19	2009.01.09	2,750,000	Based on floating rate semi-annually	Based on floating rate semi-annually

2005.02.04	Note	Decreases by every contract period; 1,000,000 in this period	Based on floating rate quarterly	Computed quarterly based on fixed rate specified in contract

2005.02.23	Note	Decreases by every contract period; 2,000,000 in this period	Based on floating rate quarterly	Computed quarterly based on fixed rate specified in contract

2005.12.23	Note	2,000,000	Based on floating rate quarterly	Based on floating rate quarterly

2005.12.23	Note	2,000,000	Based on floating rate quarterly	Computed quarterly based on fixed rate appointed by contract
As of December 31, 2006

2003.12.19	2009.01.09	2,750,000	Based on floating rate semi-annually	Based on floating rate semi-annually

Note: The contracts were terminated in 2006.

d.    European foreign currency option contracts

The outstanding contracts as of December 31, 2005 are as follows:

	Amount
Contract	(In Millions)	Strike Price	Maturity Date

Sell USD Put/NTD Call	US$185.00	$32.6~32.7	2006.08.21
Buy USD Put/NTD Call	185.00	33.2~33.3	2006.03.20
Buy USD Put/JPY Call	13.20	103.5	2006.01.05 - 2006.06.05
Sell USD Call/JPY Put	13.20	103.5	2006.01.05 - 2006.06.05
Buy KRW Call/USD Put	15.00	Note	2006.06.28
Sell KRW Put/USD Call	15.00	1,090	2006.06.28
Buy KRW Call/USD Put	0.150	990	2006.06.28

Note:  Strike rate was 1,070 and there is no right and obligation if USD/KRW< 990.

e.    Interest rate swaption contracts

In May 2004, the Company entered into an interest rate swaption contract with a bank.  According to the contract, if the interest rate ever reaches 3.65%, the bank has the right to request the Company to pay a floating interest rate from May 2005 to May 2006, and receives a fixed annual rate of 3.65% on the notional amount of US$20,000 thousand.  The contract was early terminated in May 2005.

In April 2004, the Company entered into an interest rate swaption contract which will expire in October 2007.  The terms of the contract provide that if the interest rate (USD 6 Month LIBOR fixing at 11 Am London time and set on London Business Days) ever reaches 5 % before the expiration of the contract, the interest to be paid to the bank during the contract period is calculated based on the arrangement of the revised contract on the notional amount of US$157,000 thousand.  The contract was early terminated in March, 2006.

For the years ended December 31, 2005 and 2006, gain on valuation of financial asset held for trading was NT$0 thousand and NT$29,278 thousand(US$898 thousand), respectively; the valuation of financial liability held for trading was net gain NT$20,919 thousand and net loss NT$289,847 thousand(US$8,894 thousand), respectively.

6.    AVAILABLE-FOR-SALE FINANCIAL ASSET

	December 31
	2005	2006
	NT$	NT$	US$

Publicly-traded stocks	27,973	117,421	3,603
Open-ended mutual funds	-	9,228,994	283,185

	27,973	9,346,415	286,788

7.    ACCOUNTS RECEIVABLE

	December 31
	2005	2006
	NT$	NT$	US$

Accounts receivable	16,010,070	11,639,978	357,164
Allowance for doubtful accounts (Note 2)	(382,608)	(244,366)	(7,498)
Allowance for sales allowances (Note 2)	(125,782)	(50,651)	(1,554)

	15,501,680	11,344,961	348,112

The change in allowance for doubtful accounts and sales allowances are as follows:

	Doubtful	Sales
	Accounts	Allowances
	NT$	NT$

Balance at January 1, 2004	337,311	45,107
Additions	98,597	52,761
Write-offs	(7,132)	(29,126)
Balance at December 31, 2004	428,776	68,742
Additions	35,712	79,488
Write-offs	(81,880)	(22,448)
Balance at December 31, 2005	382,608	125,782
Additions	2,464	34,738
Reversal	(92,748)	(6,652)
Write-offs	(47,958)	(103,217)

Balance at December 31, 2006	244,366	50,651

	Doubtful	Sales
	Accounts	Allowances
	US$	US$

Balance at January 1, 2006	11,740	3,860
Additions	76	1,066
Reversal	(2,846)	(204)
Write-offs	(1,472)	(3,168)

Balance at December 31, 2006	7,498	1,554

In November 2005, the Company and ASE Test Inc. entered into a three-year revolving accounts receivable securitization agreement with a bank for US$100 million and the credit line was increased to US$200 million in June 2006.

Under the agreement, the Company and ASE Test Inc. transferred a pool of accounts receivable to the bank, who issued securities backed by these accounts receivable.  Proceeds received from the bank were the net carrying value of the pool of accounts receivable, less a deferred purchase price receivable at 20% of accounts receivable sold, guarantee deposit, program fee and other related expenses.  The Company lost control of these accounts receivable at the time of transfer to the bank, and therefore the transaction was accounted for as a sale of accounts receivable, for which the book value of the accounts receivable was derecognized and difference between the book value and the proceeds received was recorded as non-operating loss.  Loss from sale of receivables was NT$13,374 thousand and $235,509 thousand (US$7,226 thousand) in 2005 and 2006, respectively.

After the transfer of the accounts receivable, the Company continues to service, administer, and collect these accounts receivable on behalf of the bank.  The Company collects on the initial receivables and transfers certain new accounts receivable having similar value to replace the collected receivables.  Collected receivables not yet replaced by new accounts receivable due to timing difference are recorded as temporary receipts on the balance sheet, which amounted to NT$887,354 thousand and NT$ 2,378,464 thousand (US$72,981 thousand) as of December 31, 2005 and 2006, respectively.  Total accounts receivable sold was NT$3,915,034 thousand and NT$ 4,608,182 thousand (US$141,399 thousand) as of December 31, 2005 and 2006, respectively.

8.    INVENTORIES

	December 31
	2005	2006
	NT$	NT$	US$

Raw materials	5,438,301	3,663,475	112,411
Supplies and spare parts	837,106	800,668	24,568
Work in process	1,227,920	526,680	16,161
Finished goods	657,675	609,982	18,717
Supplies in transit	87,066	162,395	4,983
Construction in progress	-	484,805	14,876
	8,248,068	6,248,005	191,716
Allowance for obsolescence (Note 2)	(490,991)	(573,995)	(17,613)

	7,757,077	5,674,010	174,103

The movement of allowance for obsolescence is as follows:

NT$

Balance at January 1, 2004	313,559
Additions	75,842
Write-offs	(183,998)
Balance at December 31, 2004	205,403
Additions	678,590
Write-offs	(393,002)
Balance at December 31, 2005	490,991
Additions	1,143,925
Write-offs	(1,060,921)

Balance at December 31, 2006	573,995

US$

Balance at January 1, 2006	15,066
Additions	35,100
Write-offs	(32,553)

Balance at December 31, 2006	17,613

9.    FINANCIAL ASSETS CARRIED AT COST

	December 31
	2005	2006
	NT$	NT$	US$

Non-publicly traded common stocks
Taiwan Fixed Network Co., Ltd.	1,050,000	1,050,000	32,219
H&HH Venture Investment Corporation	50,000	65,790	2,019
Global Strategic Investment, Inc.	65,720	65,192	2,000
UC Fund II	32,860	32,596	1,000
InveStar Burgeon Venture Capital, Inc.	4,508	7	-
Non-publicly traded preferred stock
ID Solutions, Inc.	8,083	16,166	496

(Continued)

	December 31
	2005	2006
	NT$	NT$	US$

Limited Partnership
Crimson Velocity Fund, L.P.	61,140	90,726	2,784
Ripley Cable Holdings I, L.P.	-	275,120	8,442

	1,272,311	1,595,597	48,960

(Concluded)

There is no quoted price from an active market for these investments and fair value is not readily available. Therefore, these investments are carried at cost.

10.  EQUITY METHOD INVESTMENTS

	December 31
	2005		2006
		% of			% of
		Direct			Direct
		Owner-			Owner-
	NT$	ship	NT$	US$	ship

Publicly traded
Universal Scientific Industrial Co., Ltd.	2,762,233	23.7	3,074,221	94,330	19.8
Hung Ching Development & Construction Co.	680,920	26.4	958,417	29,408	26.4
Non-publicly traded
Hung Ching Kwan Co.	347,319	27.3	352,414	10,814	27.3
Inprocomm, Inc.	2,224	32.1	2,224	68	32.1
Intergrated Programmable Communication, Inc.	1,824	26.5	1,822	56	26.5
	3,794,520		4,389,098	134,676
Unrealized gain on sale of land	(300,149)		(300,149)	(9,210)
	3,494,371		4,088,949	125,466

The market value of the publicly traded stocks was NT$2,169,644 thousand and NT$4,525,391 thousand (US$138,838 thousand) as of December 31, 2005 and 2006, respectively.

The Company acquired shares of Universal Scientific Industrial Co., Ltd. (“USI”) from the open market on the Taiwan Stock Exchange.  As of December 31, 2006, the Company had an accumulated total investment cost of NT$3,838,677 thousand (US$117,787 thousand) and owned 19.8% of the outstanding shares. The Company exercises significant influence over USI, therefore the investment was still accounted for equity method.  USI is engaged in the manufacturing, processing and sale of computer peripherals, integrated circuits, electrical parts, personal computers and related accessories.  USI declared stock and cash dividends in 2006 for NT$0.4 and NT$0.4 per share, respectively.  As of December 31, 2006, the market value of the shares held in USI totaled NT$ 3,104,755 thousand (US$95,267 thousand).  The difference between the cost of investment and the Company’s share in the net equity of USI amounted to NT$371,436 thousand is attributable to goodwill. Effective January 1, 2006, the goodwill was no longer amortized and instead was tested for impairment.

For the year ended December 31, 2004, the Company recorded an impairment loss of NT$512,000 thousand on its investment in USI, based on the difference between the calculated recoverable amount and the book value of the investment.

The Company acquired shares of Hung Ching Development & Construction Co. (“HCDC”) from the Taiwan Stock Exchange.  As of December 31, 2006, the Company had an accumulated total investment cost of NT$2,845,913 thousand (US$87,325 thousand).  HCDC is engaged in the development and management of commercial, residential and industrial real estate properties in Taiwan.  HCDC declared cash dividends in 2006 for NT$ 0.35 per share.

The Company acquired its 27.3% equity interest in Hung Ching Kwan Co. (“HCKC”) in 1992 by transferring HCKC a parcel of land as an investment in HCKC at an agreed value of NT$390,470 thousand.  The resulting gain of NT$300,149 thousand, which represents the excess of such value over the cost of the land plus land value increment tax, has been deferred until the disposal of this investment.  As of December 31, 2006, the Company had a 44.1% effective interest in HCKC, which consisted of a 27.3% interest directly owned by the Company, and a 16.8% interest indirectly owned through HCDC (based on HCDC’s 63.5% interest in HCKC).

As of December 31, 2006, Inprocomm, Inc. and Intergrated Programmable Communication, Inc. are in liquidation.

The Company recorded equity in losses of equity method investees of NT$394,995 thousand in 2004, and equity in earnings of equity method investees of NT$74,292 thousand and NT$315,654 thousand (US$9,685 thousand)in 2005 and 2006, respectively, from its investments in the aforementioned equity-method investees.

11.  PROPERTY, PLANT AND EQUIPMENT

Accumulated depreciation consists of:

	December 31
	2005	2006
	NT$	NT$	US$

Buildings and improvements	5,859,410	7,035,205	215,870
Machinery and equipment	58,898,061	62,065,807	1,904,443
Transportation equipment	75,185	80,112	2,458
Furniture and fixtures	1,720,872	1,916,860	58,818
Leased assets and leasehold improvements	724,402	510,268	15,657

	67,277,930	71,608,252	2,197,246

Accumulated impairment consists of:

	December 31
	2005	2006
	NT$	NT$	US$

Buildings and improvements	2,839,510	-	-
Machinery and equipment	5,707,605	-	-
Transportation equipment	493	-	-
Furniture and fixtures	50,351	-	-
Leased assets and leasehold improvements	1,147,869	-	-
Construction in progress	270,347	-	-
Machinery in transit and prepayments	1,129,418	-	-

	11,145,593	-	-

Interest capitalized and included as cost of properties amounted to NT$298,062 thousand, NT$258,960 thousand and NT$241,188 thousand (US$7,401 thousand) for the years ended December 31, 2004, 2005 and 2006, respectively.

As discussed in Note 29, the Company reversed $2,190,583 thousand of impairment loss previously recorded to accumulated impairment.  The remaining $8,955,010 thousand of impairment was concluded not recoverable, and was netted against the corresponding assets in 2006 to reflect the new cost basis of these impaired assets.

12.  GOODWILL

Goodwill arose from purchases of the following:

	December 31
	2005	2006
	NT$	NT$	US$

ASE Chung Li shares	957,166	957,166	29,370
ISE Labs shares	678,398	672,948	20,649
ASE Test shares	575,117	570,496	17,505
ASE Material shares	423,664	423,664	13,000
ASE Korea shares	169,106	167,747	5,147
ASE Japan shares	23,679	23,489	721
ASE (U.S.) shares	15,892	15,764	484

	2,843,022	2,831,274	86,876

As discussed in Note 3 and effective January 1, 2006, goodwill was no longer amortized and instead is tested for impairment at least annually.

Amortization of goodwill is reflected in general and administrative expenses in the consolidated statement of income and was NT$877,582 thousand and NT$528,943 thousand for the year ended December 31, 2004 and 2005, respectively.

13.  SHORT-TERM BORROWINGS

Revolving borrowings; annual interest rates was 1.47%-6.50% and 1.80%-7.33% as of December 31, 2005 and 2006, respectively.

14.  LONG-TERM BONDS PAYABLE

	December 31
	2005	2006
	NT$	NT$	US$

Foreign convertible bonds	6,079,100	6,030,260	185,034
Accrued interest	532,802	776,584	23,829
	6,611,902	6,806,844	208,863
Current portion	-	(3,798,233)	(116,546)
	6,611,902	3,008,611	92,317
Domestic secured bonds	2,750,000	2,750,000	84,382

	9,361,902	5,758,611	176,699

Information on the long-term bonds payable is as follows:

a.    Foreign convertible bonds

In September 2003, the Company issued US$200,000 thousand of unsecured zero coupon convertible bonds due September 2008, consisting of 200,000 units with face values of US$1,000 each.  The bonds have an implied interest rate of 3.75%.  In April 2005, the Company redeemed US$15,000 thousand of the bonds, resulting in other loss of NT$7,012 thousand and an exchange gain of NT$34,614 thousand.  Outstanding balance on the convertible bonds was US$185,000 thousand as of December 31, 2005 and 2006.

From 31 days after the date of issuance through 10 days before the due date, the bondholders have the right to convert the bonds into the Company’s common shares or ADS at the specified conversion price.  The conversion price is based on the current market price at the time of sale.

The Company may redeem the bonds at the early redemption price if:
1)
On or at any time after September 2007, the closing price of the common shares for a period of 20 consecutive trading days is higher than 130% of the conversion price (NT$31.98 per share on December 31, 2006) in effect on each such trading day;

2)	At least 90% of the bonds have already been converted, redeemed, or purchased and cancelled; or

3)	If the applicable tax law is unfavorably changed, the Company may redeem at any time all, but not some, of the bonds.

In addition, the stipulation of redemption is as below:

1)
Unless the bonds have been previously redeemed, repurchased and cancelled, or converted, bondholders shall have the right to require the Company to purchase for cash the bonds at 116.02% of their outstanding principal amount on September 25, 2007;

2)	Upon the occurrence of change of control, bondholders shall have the option to require the Company to repurchase all (or any portion) of the holders’ bonds; or

3)
In the event that the common share of the Company cease to be listed or admitted to trading on the Taiwan Stock Exchange, each holders have the right to require the Company to repurchase all (but not less than all) of such holders’ bonds at a price equal to 100% of the outstanding principal amount.

Based on the aforementioned stipulation, the holders of the bonds have the right to request the redemption of the bond on September 2007.  However, the Company has obtained new long term credit lines to refinance on a long-term basis before December 31, 2006.  Therefore, some of the bonds, amounted to NT$3,008,611 thousand (US$92,317 thousand), were classified as long-term debts.

b.    Domestic secured bonds

In January 2004, the Company issued NT$2.75 billion in domestic secured bonds, due in January 2009.  The bonds consisted of 275 units with par value of NT$10 million each and are repayable in January 2008 and 2009 in two equal payments.  The interest, payable semiannually, was 0.27%-3.60% in 2005 and 0%-0.27% in 2006.  The bank has guaranteed the bonds and has the right to redeem the bonds early in the event the Company violates certain provisions of the bond agreement.

15.  LONG-TERM BANK LOANS

Long-term bank loans consist of the following:

	December 31
	2005	2006
	NT$	NT$	US$

Revolving bank loans	22,879,566	17,356,844	532,582
Mortgage bank loans for purchase of building and machinery	5,371,568	2,605,248	79,940
Acceptances payable	3,937,923	-	-
Loans for special purpose	6,341,980	4,901,734	150,406
	38,531,037	24,863,826	762,928
Current portion	(5,232,529)	(1,292,040)	(39,645)

	33,298,508	23,571,786	723,283

a.    Revolving bank loans

	December 31
	2005	2006
	NT$	NT$	US$
Syndicated bank loan - effective interest rate was 2.68%-4.87% in 2005 and 1.51%-6.16% in 2006
ASE	15,250,000	9,600,000	294,569
ASE Shanghai	2,595,940	3,878,924	119,022
ASE Japan	-	1,096,000	33,630
Revolving credit lines due April 2007 to August 2010 - effective interest rate was 1.98%-5.29% in 2005 and 2.25%-6.12% in 2006
ASE	2,728,600	1,010,000	30,991
Other	2,305,026	1,771,920	54,370

	22,879,566	17,356,844	532,582

The loan agreements contain the following financial and non-financial covenants:

1)
Without the prior written consent from the majority of the banks, the Company should not make significant operating change, provide financing to any other entity other than in the normal course of business, pledge its assets, assume liabilities or dispose of assets in excess of 20% of total assets, unless the transaction involves a transfer of assets between affiliates;

2)	The Company should not merge with any other entity or make investments in excess of NT$10.0 billion or acquire material assets from another entity;

3)	The Company’s tangible net worth, as defined in a loan agreement, should not be less than NT$45.0 billion; and

4)	The Company should maintain certain financial ratios.

As of December 31, 2006, the Company was in compliance with all of the loan covenants.

As of December 31, 2006, syndicated bank loans of ASE Shanghai also has covenants including negative pledge, disposals, merger and certain financial ratios.

As of December 31, 2005, revolving bank loan of NT$690,000 thousand was due before the end of 2006.  The Company has received permission from the banks concerned to refinance these loans or obtain a new long-term credit line to repay these loans.

b.    Mortgage bank loans for purchase of building and machinery

Mortgage bank loans obtained by the Company, are repayable in quarterly or in a lump sum payment at maturity.  The effective interest rates on these loans ranged from 1.45% to 6.38% in 2005 and 2.50% to 6.80% in 2006, respectively.

c.    Acceptance payables - as of December 31, 2005

Acceptance payables	3,955,800
Unamortized discounts	(17,877)
3,937,923

Interest rate	2.27%-2.75%

d.    Loans for special purpose

Loans for special purpose were restricted for use in the redemption of the other loans or purchase of machinery and the interest rate ranged from 5.45% to 5.73% in 2005 and 6.10% to 6.35% in 2006, respectively.

The loan for special use agreement’s covenants specify the tangible net worth of ASE Corporation should not be less than US$200,000 thousand.

The abovementioned bank loan contracts have variable interest rates and are subject to adjustments by banks or changes in prime rate.  In addition, several of the loan agreements have default provisions, whereby a default under one debt agreement may also trigger cross-defaults under other debt agreements.

As of December 31, 2006, the maturities of long-term bonds payable and long-term bank loans were as follows:

	Amount
	NT$	US$

Within the following year	5,090,273	156,191
During the second year	12,444,800	381,860
During the third year	9,498,230	291,446
During the fourth year	6,187,367	189,855
During the fifth year and thereafter	1,200,000	36,821

	34,420,670	1,056,173

Long-term bonds payable and long-term bank loans by currencies are detailed as follows:

	December 31
	2005		2006

New Taiwan dollars	NT$	27,581,042	NT$	15,099,112
U.S. dollars	US$	592,699	US$	559,135
Japanese yen	￥	3,000,000	￥	4,000,000

16.  CAPITAL LEASE OBLIGATIONS

The Company lease machinery and equipment under certain non-cancelable capital lease agreements.  The effective interest rates on obligations under capital leases ranged from 4.16% to 11% in 2005 and 3.02% to 11% in 2006, respectively.

The future minimum lease payments under the above-mentioned capital leases as of December 31, 2006 were as follows:

	NT$	US$

Within the following year	573,349	17,593
Within the second year	66,199	2,031
Within the third year	8,676	266
Within the fourth year	615	19
Within the fifth year	80	2
Total minimum lease payments	648,919	19,911
Imputed interest	(40,280)	(1,236)
Present value of future lease obligations	608,639	18,675
Capital lease obligation, current	(540,736)	(16,592)

Capital lease obligation, long-term	67,903	2,083

17.  PENSION PLANS

Defined Contribution Pension Plan

a.    The Labor Pension Act (“the Act”), which took effect in ROC on July 1, 2005, provides for a pension mechanism that is deemed a defined contribution plan.  The employees of the Company who was subject to the Labor Standards Law (“the LS Law”) of ROC before the enforcement of this Act may choose to be subject to the pension mechanism under the Act or may continue to be subject to the pension mechanism under the Labor Standards Law.  For those employees who were subject to the Labor Standards Law before July 1, 2005, work for the same company after July 1, 2005 and choose to be subject to the pension mechanism under the Act, their service years will be retained.

b.    ISE Labs has a defined contribution savings plan (“401k plan”) for eligible employees.  This plan permits employees to make contributions up to the maximum limits allowable under the U.S. Internal Revenue Code Section 401(k).  ASE Test Malaysia and ASE Singapore Pte Ltd. also have defined contribution plan.

c.    According to the regulations of local government, ASE (Shanghai) made contribution based on each employee’s average wage at rate of 22% to the government.

Under defined contribution plans, the Company recognized pension costs of NT$184,332 thousand and NT$403,572 thousand (US$12,383 thousand) for the year ended 2005 and 2006, respectively.

Defined Benefit Pension Plans

a.    The Company has a defined benefit pension plan under the subject to the pension mechanism under the LS Law.  The retirement benefits are calculated based on the length of service and average basic regular salaries of the last six months before retirement.  The Company contributes an amount equal to 2% of monthly salaries to a retirement fund, which is deposited in the Central Trust of China (the “CTC”), an ROC government agency, in the name of, and is administered by the employees’ pension monitoring committee.

b.    ASE Japan has a pension plan where eligible employees with more than ten years of service are entitled to receive retirement benefits based on their length of service and rate of pay at the time of termination.  In addition, ASE Korea has a pension plan under which eligible employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with ASE Korea, based on their length of service and rate of pay at the time of termination.

c.    The Company and ASE Test, Inc. maintain pension plans for management.  Pension cost for these management was NT$25,226 thousand and NT$18,141 thousand (US$557 thousand) for the year ended in 2005 and 2006, respectively; of which, NT$25,226 thousand and NT$ 43,367 thousand (US$1,331 thousand) was recorded as accrued pension cost as of December 31, 2005 and 2006.

The related information of aforementioned defined benefit pension plan is summarized as follows:

a.    Pension costs for these entities consist of:

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$

Service costs	455,912	488,610	366,314	11,240
Interest	88,090	98,144	91,386	2,804
Projected return on pension assets	(26,179)	(33,862)	(35,408)	(1,086)
Amortization	16,454	19,292	11,751	360

	534,277	572,184	434,043	13,318

b.    Other pension information based on actuarial calculations of the plan during the periods indicated is as follows:

	December 31
	2005	2006
	NT$	NT$	US$
Benefit obligations

Vested benefit obligation	731,618	932,231	28,605
Non-vested benefit obligation	1,359,283	1,465,560	44,970
Accumulated benefit obligation	2,090,901	2,397,791	73,575
Additional benefits based on future salaries	1,915,699	2,077,171	63,736
Projected benefit obligation	4,006,600	4,474,962	137,311
Fair value of assets	(1,449,368)	(1,657,132)	(50,848)
Funded status	2,557,232	2,817,830	86,463
Unrecognized net transition obligation	(82,727)	(89,604)	(2,749)
Unrecognized prior service cost	(13,795)	(13,069)	(401)
Unrecognized net actuarial loss	(249,813)	(476,534)	(14,622)
Additional pension cost	14,108	24,063	738
Portion in accrued expenses	(15,237)	(9,669)	(297)

Accrued pension cost	2,209,768	2,253,017	69,132

c. Vested obligation	744,257	876,035	26,880

d. Actuarial assumptions used

Discount rate	2.50%-4.40%	2.25%-4.70%
Increase in future salary level	2.50%-5.00%	2.50%-5.00%
Expected rate of return on plan assets	2.50%-2.75%	2.50%-2.75%

e.	The Company expects to make contributions of NT$133,770 thousand (US$4,105 thousand) to retirement funds in 2007.

f.	Expected benefit payments:

Year of Payments	NT$

2007	99,769
2008	104,792
2009	121,764
2010	130,993
2011	75,232
2012 and thereafter	1,101,117

Plan assets and obligations reflected herein were measured as of December 31, 2006.

18.  SHAREHOLDERS’ EQUITY

Common Stock

As of December 31, 2005 and 2006, the Company had“capital received in advance” of NT$156,228 thousand and NT$384,428 thousand (US$11,796 thousand) as a result of employees exercising their options in accordance with the 2002 Stock Option Plan.

American Depositary Shares

In July 1995, the Company issued 8,600,000 Global Depositary Shares, representing 43,000 thousand common shares.  In September 2000, the Company issued 20,000 thousand ADS, representing 100,000 thousand common shares.  In connection with the ADS offering in 2000, the Company offered to exchange all outstanding GDS for ADS listed on the New York Stock Exchange.

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

As of December 31, 2006, there were 19,608 thousand ADS outstanding and representing for approximately 98,042 thousand common shares of the Company.  As of December 31, 2006, outstanding ADS represented 2.13% of the Company’s total outstanding common shares (including treasury stock).

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

Under the ROC Company Law, the appropriation for aforementioned legal reserve shall be made until the reserve equals the Company’s capital surplus. The reserve may be used to offset a deficit, or be distributed as dividends and bonuses for the portion in excess of 50% of the capital surplus if the Company has no unappropriated earnings and the reserve balance has exceeded 50% of the Company’s paid-in capital.  Also, when the reserve has reached 50% of capital surplus, up to 50% thereof may be transferred to capital stock.

The shareholders’ meeting was held in June 2006 and approved to offset the deficit in 2005 with NT$1,746,913 thousand (US$53,603 thousand) legal capital reserve and NT$2,314,447 thousand  (US$71,017 thousand) capital surplus.

The appropriation of 2004 earnings resolved at the Company’s annual shareholders’ meeting and the appropriation of 2006 to be resolved by the Company’s annual shareholders’ meeting were as follow:

	2004	2006
	NT$	NT$	US$

Legal reserve	420,969	1,698,504	52,117
Compensations to directors and supervisors	75,720	300,000	9,205
Bonus to employees - cash	9,536	535,029	16,417
Bonus to employees - stock	255,675	535,029	16,417
Stock dividends - NT$0.699 in 2004 and NT$1.500 in 2006	2,878,548	6,941,011	212,980
Cash dividends - NT$0.100 in 2004 and NT$0.150 in 2006	411,221	6,941,011	212,980

	4,051,669	16,950,584	520,116

Should the bonus to employees, directors and supervisors be charged to expense of 2004, the basic earnings per share (after income tax) for the year ended December 31, 2004 would decrease from NT$0.99 to NT$0.91.

The shares distributed as a bonus to employees represented 25,567 thousand shares and 0.62% of the company’s total outstanding common shares as of December 31, 2004.

The above information about the appropriations of earnings is available at the Market Observation Post System website.

Dividend Policy

In order to meet the needs of the Company’s present and future capital expenditures, the Company’s dividend distribution shall be primarily in the form of stock dividends.  Cash dividends may also be distributed under certain circumstances.  However, the percentage of cash dividends generally shall not exceed 50% of any dividend declared.

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

Imputation Tax System

Under the Integrated Income Tax System in the ROC, which became effective on January 1, 1998, non-corporate resident shareholders are allowed a tax credit for the income tax paid or payable by the Company on earnings generated in 1998 and onwards.  Non-resident shareholders are allowed only a tax credit from the 10% income tax on undistributed earnings, which can be used to deduct the withholding income tax on dividends paid.  An Imputation Credit Account (“ICA”) is maintained by the Company for such income tax and the tax credit allocated to each shareholder.  The maximum credit available for allocation to each shareholder cannot exceed the balance shown in the ICA on the date of distribution of dividends.

As of December 31, 2006, the creditable taxes aggregated NT$134,500 thousand (US$4,127 thousand). The estimated creditable ratio for the distribution of earnings for 2006 was 4.70%.

Treasury Stock

As of December 31, 2005 and 2006, the information on Company’s shares held by its subsidiaries is as follows:

		Calculated by the Company’s Ownership
	Thousand	Thousand	Book	Market
Subsidiary	Shares	Shares	Value (NT$)	Value (NT$)

2005

ASE Test	173,482	88,389	1,337,211	2,415,680
J & R Holding Limited	92,936	92,936	1,405,334	2,539,939
ASE Test, Inc.	6,650	3,388	65,891	92,597

	273,068	184,713	2,808,436	5,048,216

2006

ASE Test	173,482	88,389	1,337,211	3,270,405
J & R Holding Limited	92,936	92,936	1,405,334	3,438,630
ASE Test, Inc.	6,650	3,388	65,891	125,360

	273,068	184,713	2,808,436	6,834,395

	Calculated by the Company’s Ownership
	Book	Market
Subsidiary	Value (US$)	Value (US$)

2006

ASE Test	41,031	100,350
J & R Holding Limited	43,122	105,512
ASE Test, Inc.	2,022	3,847

	86,175	209,709

Stock dividends and cash dividends received by the subsidiaries from the Company was 24,783 thousand shares and NT$16,768 thousand which was recorded as capital surplus in 2005, respectively.  There was no change in 2006.

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

19.  EMPLOYEE STOCK OPTION PLANS

In order to attract, retain and incentive employees, the Company adopted two employee stock option plans, the 2002 Plan and the 2004 Plan, which were approved in August 2002 and May 2004, respectively.  The maximum number of units authorized to be granted under 2002 Plan and 2004 Plan is 160,000 thousand and 140,000 thousand, respectively, with each unit representing the right to purchase one share of common stock.  Under the terms of the plans, stock option rights are granted at an exercise price equal to the closing price of the Company’s common shares listed on the Taiwan Stock Exchange on the date of grant.  The option rights of both plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date.  Under the 2002 Plan, the number of units authorized, including those which were never granted and those which had been granted and subsequently cancelled all expired as of August 2004.  Under the 2004 Plan, 124,917 thousand and 15,000 thousand units were granted on June 30, 2004 and May 23, 2005, respectively.  The remaining 83 thousand units will never be granted.

As of December 31, 2006, ASE Test had three stock option plans, the 1999, 2000 and 2004 Option Plans.  Stock options granted under these plans are exercisable for ASE Test ordinary shares based on a vesting schedule and expire ten years from the grant date.

Information on the outstanding stock options in 2004 and 2005 and 2006 is as follows:

ASE Inc. Option Plan

	2004			2005			2006
		Weighted			Weighted			Weighted
		Average	Weighted		Average	Weighted		Average	Weighted
		Exercise	Average		Exercise	Average		Exercise	Average
	Number of	Price	Grant Date	Number of	Price	Grant Date	Number of	Price	Grant Date
	Shares	Per Share	Fair Values	Shares	Per Share	Fair Values	Shares	Per Share	Fair Values
	(in Thousand)	(NT$)	(NT$)	(in Thousand)	(NT$)	(NT$)	(in Thousand)	(NT$)	(NT$)

Beginning outstanding balance	146,752	$18.30		260,047	$19.50		227,341	$19.80
Option granted	124,917	25.10	$11.08	15,000	18.60	$7.09	-	-	$-
Option exercised	(2,402)	17.80		(27,761)	16.20		(44,999)	18.90
Option forfeited	(9,220)	19.20		(19,945)	20.10		(11,086)	20.70
Option expired	-	-		-	-		-	-

Ending outstanding balance	260,047	21.50		227,341	19.80		171,256	20.00

The numbers of outstanding options and their exercise prices have been adjusted to reflect the dilution attributable to the distribution of stock dividends in accordance with the terms of the plans.

Information on outstanding and exercisable option rights as of December 31, 2006 is as follows:

	Outstanding		Exercisable
	Number of	Remaining	Exercisable	Remaining
Exercise	Options (in	Contractual	Options (in	Contractual
Price (NT$)	Thousands)	Life (Years)	Thousands)	Life (Years)

16.1	60,659	6.0	38,494	6.0
21.0	7,516	6.6	3,687	6.6
22.7	89,691	7.5	35,911	7.5
18.6	13,390	8.4	-	-

	171,256	7.0	78,092	6.7

As of December 31, 2006, the number of options that are expected to vest was 79,414 thousand.

The aggregate intrinsic value of outstanding and exercisable options was NT$2,916,990 thousand and NT$1,377,038 thousand as of December 31, 2006, respectively. Total intrinsic value of options exercised in the years ended December 31, 2004, 2005 and 2006 was NT$14,205 thousand, NT$177,938 thousand and NT$585,948 thousand, respectively.

The fair value of the common stock options issued was determined using a Black-Scholes option pricing model with the following assumptions:

	2004	2005

Expected dividend yield	3.00%	3.00%
Expected volatility	59%	47%
Risk free interest rate	2.50%	1.80%
Expected life	5 years	5 years

ASE Test Option Plan

Information regarding the stock options granted or modified after January 1, 2004 is presented below:

	2004			2005			2006
		Weighted			Weighted			Weighted
		Average	Weighted		Average	Weighted		Average	Weighted
		Exercise	Average		Exercise	Average		Exercise	Average
	Number of	Price	Grant Date	Number of	Price	Grant Date	Number of	Price	Grant Date
	Shares	Per Share	Fair Values	Shares	Per Share	Fair Values	Shares	Per Share	Fair Values
	(in Thousand)	(US$)	(US$)	(in Thousand)	(US$)	(US$)	(in Thousand)	(US$)	(US$)

Beginning outstanding balance	-	$-		260	$6.18		293	$6.21
Option granted	260	6.18	$6.18	33	6.50	$6.50	130	9.60	$9.60
Option exercised	-	-		-	-		(9)	6.10
Option forfeited	-	-		-	-		-	-
Option expired	-	-		-	-		-	-

Ending outstanding balance	260	6.18		293	6.21		414	7.28

Above options outstanding at December 31, 2006 and the related weighted average exercise price and remaining contractual life information is as follows:

				Exercisable
				Options
	Number of			Weighted-
	Outstanding	Remaining	Exercisable	average
Exercise	Options (in	Contractual	Options (in	Exercise
Price (US$)	Thousands)	Life (Years)	Thousands)	Price (US$)

5.50	60	7.6	24	5.50
6.10	51	7.8	15	6.10
6.50	173	7.6	77	6.50
9.79	115	9.3	12	9.79
8.10	15	9.6	7	8.10

	414		135

The fair value of the common stock options issued was determined using a Black-Scholes option pricing model with the following assumptions:

	2004	2005	2006

Expected dividend yield	0%	0%	0%
Expected volatility	78.28%	59.06%	59.95%-62.03%
Risk free interest rate	3.50%-3.88%	3.88%	4.88%
Expected life	5 years	5 years	3-5 years

For purposes of pro forma disclosure below, the estimated fair values of the options is assumed to be amortized to expense over the option vesting periods.  Had the Company and ASE Test recorded compensation costs based on the estimated grant date fair value, the Company’s net income (loss) would have been reduced to the pro forma amounts below:

	2004	2005	2006
	NT$	NT$	NT$	US$
Net income (loss) for calculation of basic EPS
As reported	4,209,690	(4,691,187)	17,416,151	534,402
Pro forma	3,784,386	(5,924,330)	16,301,168	500,189

Net Income (loss) for calculation of diluted EPS
As reported	4,373,239	(4,691,187)	17,582,151	539,495
Pro forma	3,947,935	(5,924,330)	16,467,168	505,283

Earnings (loss) per share (EPS):
Basic EPS as reported	0.99	(1.07)	3.95	0.12
Pro forma basic EPS	0.89	(1.36)	3.70	0.11
Diluted EPS as reported	0.96	(1.07)	3.77	0.12
Pro forma diluted EPS	0.87	(1.36)	3.53	0.11

20.   PERSONNEL EXPENDITURE, DEPRECIATION AND AMORTIZATION

	Year Ended December 31, 2005			Year Ended December 31, 2006
	Cost of	Operating		Cost of	Operating
	Revenues	Expenses	Total	Revenues	Expenses	Total
	NT$	NT$	NT$	NT$	NT$	NT$	US$

Personnel
Salary	10,661,821	3,314,091	13,975,912	11,247,354	3,401,115	14,648,469	449,477
Pension cost	676,226	181,192	857,418	748,437	191,233	939,670	28,833
Labor and health insurance	823,231	226,243	1,049,474	862,163	242,791	1,104,954	33,905
Others	955,882	346,502	1,302,384	1,175,983	395,931	1,571,914	48,233

	13,117,160	4,068,028	17,185,188	14,033,937	4,231,070	18,265,007	560,448

Depreciation	13,286,081	704,138	13,990,219	12,736,924	751,256	13,488,180	413,875
Amortization	687,178	884,325	1,571,503	576,102	423,929	1,000,031	30,685

21.   INCOME TAX

The ROC government enacted the Alternative Minimum Tax Act (the AMT Act), which became effective on January 1, 2006.  The alternative minimum tax (AMT) imposed under the AMT Act is a supplemental tax levied at a rate of 10% which is payable if the income tax payable determined pursuant to the Income Tax Law is below the minimum amount prescribed under the AMT Act.  The taxable income for calculating the AMT includes most of the income that is exempted from income tax under various laws and statutes.  The Company has considered the impact of the AMT Act in the determination of its tax liabilities.

a.	Income tax expense (benefit) is summarized as follows:

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$

Tax (benefit) based on pre-tax accounting income (loss) at statutory rate	1,470,928	(1,038,061)	5,957,310	182,796
Cumulative effect of change in accounting principle	-	-	(114,168)	(3,503)
Add (less) tax effects of:
Permanent differences Tax-exempt income	(651,812)	-	(778,834)	(23,898)
(Continued)

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$

Equity in losses (earnings) of equity method investees	132,031	(18,573)	(78,914)	(2,421)
Other	-	2,997	(10,516)	(323)
Temporary differences
Other investment loss	123,345	-	-	-
Capital tax credits	-	(104,856)	(375,764)	(11,530)
Bond interest payable	63,793	56,586	60,855	1,867
Depreciation	-	(36,969)	174,853	5,365
Other	76,872	335,705	(409,395)	(12,562)
	1,215,157	(803,171)	4,425,427	135,791
Operating loss carryforwards	-	1,370,960	(1,246,641)	(38,252)
Income taxes on undistributed earnings	86,968	173,834	-	-
Credits for investments and research and development	(1,081,023)	(292,195)	(1,697,397)	(52,083)
Net change in deferred income tax for the period	(1,660,695)	(481,310)	367,751	11,284
Adjustment of prior year’s income tax	42,590	(86,774)	121,479	3,727
Cumulative effect of change in accounting principle	-	-	114,168	3,503

	(1,397,003)	(118,656)	2,084,787	63,970
(Concluded)

b.	The above-mentioned taxes on pre-tax accounting income (loss) based on the applicable statutory rates for both domestic and foreign entities are shown below:

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$
Domestic entities in ROC (25% statutory rate)	1,364,316	(1,255,167)	5,570,158	170,916
Foreign entities
ASE Korea (30.8% statutory rate)	(37,683)	41,159	97,499	2,992
ASE Japan (40% statutory rate)	101,429	182,148	182,372	5,596
ISE Labs (federal tax rate 35% and state tax rate 6%)	(16,852)	(2,963)	(11,141)	(342)
ASE Test Malaysia (28% statutory rate)	59,718	(3,238)	118,422	3,634

	1,470,928	(1,038,061)	5,957,310	182,796
(Continued)

c.	Deferred income tax assets and liabilities are summarized as follows:

	December 31
	2005	2006
	NT$	NT$	US$
Current deferred income tax assets
Unused tax credits	1,339,206	2,405,057	73,797
Bond interest payable	-	160,675	4,930
Operating loss carryforwards	1,257,792	6,904	212
Other	183,066	259,091	7,950
	2,780,064	2,831,727	86,889
Valuation allowance	(1,164,368)	(23,543)	(722)

Net current deferred income tax assets	1,615,696	2,808,184	86,167

Non-current deferred income tax assets
Unused tax credits	4,962,603	2,927,041	89,814
Accrued pension costs	531,545	261,000	8,009
Loss carryforwards	305,401	267,157	8,198
Unused capital tax credits	-	204,833	6,285
Investment income	(144,000)	(144,000)	(4,419)
Others	342,223	67,484	2,071
	5,997,772	3,583,515	109,958
Valuation allowance	(1,951,000)	(1,071,094)	(32,866)

Non-current deferred income tax assets	4,046,772	2,512,421	77,092

Non-current deferred income tax liabilities	-	(25,888)	(794)

	5,662,468	5,294,717	162,465

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

The tax holidays for the Company are as follow:

1)	A portion of the Company’s income from the packing of semiconductors is exempt from income tax for the five years ending 2007 and September 2009. A portion income of ASE Chung Li branch from the manufacturing, processing and testing of semiconductors is exempt from income tax for the five years ending 2007.

2)	A portion of ASE Test, Inc.’s income from the testing of semiconductors is exempt from income tax for the five years ending December 2005 and 2010, respectively.

3)	Under the tax regulation in China, the income of ASE (Shanghai) Inc. was wholly exempt from income tax from 2006 to 2007 and half exempt from income tax from 2008 to 2010.

4)
ASE Singapore Pte Ltd. has been granted pioneer status under the provisions of the Economic Expansion Incentives (Relief from Income Tax) Act for its operation in Singapore for a qualifying period of 10 years commencing September 1, 1998.  During the qualifying period, all income arising from pioneer status activities is wholly exempt from income tax.

The per share effect of this tax holiday was NT$0.15 in 2004, NT$0 in 2005 and NT$0.18 in 2006, respectively.

d.	As of December 31, 2006, unused tax credits which can be utilized to offset future income tax, are set forth below:

Year of Expiry	NT$	US$

2007	1,838,601	56,416
2008	1,797,871	55,166
2009	823,390	25,265
2010	607,595	18,644
2011 and thereafter	264,641	8,120

	5,332,098	163,611

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

Income tax returns of the company have been examined by the ROC tax authorities through the 2002 (Income tax returns of ASE Material and ASE Chung Li have been examined through 2003).  However, the Company was unwilling to accept the examination in 2002, and the High Administrative Court judged against the Company in January 2007 though.  For the High Administrate Court award, the Company have recognized related income tax expense in 2006 and appealed this case to the Supreme Administrate Court.

22.  EARNINGS (LOSS) PER SHARE

The Company’s common shares corresponding to the employees’ stock options issued by the Company and convertible bonds had a dilutive effect on the 2004 and 2006 EPS calculation, while the employee stock options issued by ASE Test had a dilutive effect only on the 2006 EPS calculation.  The numerators and denominators used in the EPS calculations were as follows:

a.	Numerator - net income (loss)

	2004		2005
	Before	After	Before	After
	Income Tax	Income Tax	Income Tax	Income Tax
	NT$	NT$	NT$	NT$

Income (loss) from continuing operations	2,985,244	3,668,312	(5,722,984)	(5,044,886)
Discontinued operations	568,899	568,222	357,766	353,699
Cumulative effect of change in accounting principle	(26,844)	(26,844)	-	-
Basic EPS
Income (loss) of parent company’s common shareholders	3,527,299	4,209,690	(5,365,218)	(4,691,187)
Interest, net of tax, paid on convertible bonds	197,762	163,549	-	-
Diluted EPS
Income (loss) of parent company’s common shareholders	3,725,061	4,373,239	(5,365,218)	(4,691,187)

	2006
	Before Income Tax		After Income Tax
	NT$	US$	NT$	US$
Income from continuing operations	19,067,237	585,064	17,758,654	544,911
Cumulative effect of change in accounting principle	(456,671)	(14,012)	(342,503)	(10,509)

Basic EPS
Income of parent company’s common shareholders	18,610,566	571,052	17,416,151	534,402
Interest, net of tax, paid on convertible bonds	213,079	6,538	168,993	5,185
Employee stock option from ASE Test issued	(2,993)	(92)	(2,993)	(92)
Diluted EPS
Income of parent company’s common shareholders	18,820,652	577,498	17,582,151	539,495

b.	Denominator - shares (in thousands)

	2004	2005	2006

Weighted-average number of common stock	3,580,280	4,100,661	4,566,952
Retroactive adjustments for capitalization of retained earnings	631,744	436,789	-
Issuance of common stock in connection with the merger	130,887	-	-
Shares issued in connection with stock options exercised by employees	15	17,777	22,605
Shares held by subsidiaries	(78,113)	(184,713)	(184,713)
Number of shares used for purposes of the basic EPS calculation	4,264,813	4,370,514	4,404,844
Potential number shares issuable upon exercise of options	68,909	-	62,632
Potential number of outstanding shares assumed upon conversion of convertible bonds	212,145	-	197,119

Number of shares used in the diluted EPS calculation	4,545,867	4,370,514	4,664,595

For purposes of the ADS calculation, the denominator represents the above-mentioned weighted average outstanding shares divided by five (one ADS represents five common shares).  The numerator was the same.

23.   DISCLOSURES FOR FINANCIAL INSTRUMENTS

a.	Fair value of financial instruments was as follows:

	December 31
	2005		2006
	Carrying
	Values	Fair Values	Carrying Values		Fair Values
	NT$	NT$	NT$	US$	NT$	US$
Non-derivative financial instruments

Assets
Financial assets at fair value through profit or loss	4,324,950	4,325,568	1,546,450	47,452	1,546,450	47,452
Available-for-sale financial assets	27,973	43,686	9,346,415	286,788	9,346,415	286,788
Held-to-maturity financial assets	50,000		50,000	1,534
Financial assets carried at cost	1,272,311		1,595,597	48,960
Guarantee deposit-noncurrent	223,592	223,592	314,489	9,650	314,489	9,650
Restricted assets	204,632	204,632	336,463	10,324	336,463	10,324
(Continued)

	December 31
	2005		2006
	Carrying
	Values	Fair Values	Carrying Values		Fair Values
	NT$	NT$	NT$	US$	NT$	US$
Liabilities
Financial liabilities at fair value through profit or loss	202,729	202,729	352,583	10,819	352,583	10,819
Long-term bonds payable (included current portion)	9,361,902	10,092,675	9,556,844	293,245	10,262,526	314,898
Long-term bank loans (included current portion)	38,531,037	38,531,037	24,863,826	762,928	24,863,826	762,928
Capital lease obligation (included current portion)	407,362	407,362	608,639	18,675	608,639	18,675

Derivative financial instruments

Foreign currency option contracts	(171,476)	(171,476)	-	-	-	-
Interest rate swap contracts	-	(228,401)	(58,990)	(1,810)	(58,990)	(1,810)
Cross currency swap contract	(154,780)	(330,627)	(274,421)	(8,421)	(274,421)	(8,421)
Interest rate swaption contract	-	(53,094)	-	-	-	-
Forward exchange contracts	131	131	(7,719)	(237)	(7,719)	(237)

Geographical classify by traded object

Taiwan	(327,076)	(633,492)	(334,956)	(10,278)	(334,956)	(10,278)
Outside of Taiwan (including foreign agencies operating in Taiwan)	951	(149,975)	(6,174)	(190)	(6,174)	(190)
(Concluded)

The Company adopted the newly released SFAS No. 34 from January 1, 2006.  As a result, certain financial instruments were not included in the consolidated financial statements for the year ended December 31, 2005.  Please see Note 3 for the cumulative effect of changes in accounting principles and adjustments to shareholders’ equity.

b.	Methods and assumptions used in the determination of fair values of financial instruments were as below:

1)
The aforementioned financial instruments do not include cash, notes and accounts receivable, pledged time deposits-current, other receivables, short-term borrowings, notes and accounts payables, accrued expense, payable for properties, and temporary receipts.  These financial instruments’ carrying amounts approximate their fair values.

2)
Fair values of financial assets or liabilities at fair value through profit or loss and available-for-sale financial assets were determined at their quoted market prices.  Fair values of derivatives were determined using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

3)
The fair value of financial assets carried at cost and held-to-maturity financial assets were not measured, since they didn’t have active market and quotation price or significant cost will be incurred to verify the fair value in practice.

4)	The interest rate of long-term debts except bonds payable and some bank loans were floating, fair values approximate book values. Bonds payable was based on their quoted market price.

5)	The carrying value of guarantee deposits and restricted assets reflects their fair value.

c.
Gain or loss from changes of the fair value determined using valuation techniques was gain NT$20,919 thousand and loss NT$260,569 thousand (US$7,995 thousand) for the year ended December 31, 2005 and 2006, respectively.

d.
As of December 31, 2005 and 2006, financial assets exposed to fair value interest rate risk were NT$378,514 thousand and NT$288,389 thousand (US$8,849 thousand), respectively, financial liabilities exposed to fair value interest rate risk were NT$7,517,962 thousand and NT$7,428,267 thousand (US$227,931 thousand), respectively, financial assets exposed to cash flow interest rate risk were NT$11,115,658 thousand and NT$13,911,303 thousand (US$426,858 thousand), respectively, and financial liabilities exposed to cash flow interest rate risk were NT$40,150,185 thousand and NT$26,960,168 thousand (US$827,252 thousand), respectively.

e.
For the years ended December 31, 2004, 2005 and 2006, the Company recognized interest income NT$77,797 thousand, NT$173,325 thousand and NT$406,364 thousand (US$12,469 thousand), and interest expense (including capitalized interest) NT$1,125,141 thousand, NT$1,791,947 thousand and NT$1,841,401 thousand (US$56,502 thousand) for those financial assets or liabilities that are not categorized as financial assets or liabilities at fair value through profit and loss.

f.	Strategy for financial risk

The derivative instrument employed by the company is to mitigate risks arising from the ordinary business operation.  All derivative transactions engaged by the company should be designated into two purposes: hedging and speculating which are govern by separated internal guidelines and controls.  Derivative transactions enter for hedging purpose must hedge the risk against fluctuation in foreign exchange and interest rates arising from operating activities.  The currency and the amount of derivative instrument held by the company must match company’s actual assets and liabilities.

g.	Information about financial risk

1)	Market risk

All derivative financial instruments are mainly used to hedge the exchange rate fluctuations of foreign - currency - denominated assets and liabilities and interest rate fluctuations on its floating rate long-term loans.  Exchange gains or losses on these derivative contracts are likely to be offset by gains or losses on the hedged assets and liabilities.  Interest rate risks are also controlled because the expected cost of capital is fixed.  Thus, market price risks are believed to be minimal.

2)	Credit risk

Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts.  Risk factors include the degree of concentration and components and contract amounts of financial instruments.  Credit risk represents the positive fair values of contracts as of the balance sheet date.  The Company’s maximum credit risk on financial instruments approximated the book value as of December 31, 2005 and 2006.

3)	Liquidity risk

The Company believes its liquidity risk is low because the Company’s working capital, which includes investments in mutual funds and other marketable securities that are readily convertible to cash at or near fair market value, is sufficient to fulfill its obligations incurred in the operation.

4)	Cash flow interest rate risk

The Company mainly engages in floating interest-rate debts. Therefore, cash flows are expected to increase NT$270,000 thousand (US$8,248 thousand) while the market interest rate increase 1%.

h.	Cash flow hedging

The Company entered into cash flow hedge transitions to manage its exposure to exchange rate fluctuations arising from commitments for the payment of materials and capital expenditures in Japanese yen.

The outstanding European foreign currency option contracts as of December 31, 2005 were as follows:

	Amount
Contract	(In Millions)	Strike Price	Maturity Date

Buy USD Put/JPY Call	US$34.8	$103.5	2006.01.05 - 2006.06.05
Sell USD Call/JPY Put	34.8	103.5	2006.01.05 - 2006.06.05

The derivative financial liabilities for hedging amounted to NT$129,179 thousand (US$3,964 thousand) arising from above contracts based on mark-to-market valuation on December 31, 2005.

24.    RELATED PARTY TRANSACTIONS

a.     Related parties

The name and relationship of related parties are the equity method investees as disclosed in Note 10.

b.      Significant transactions with related parties were as follows:

The Company and ASE Test Inc. purchased real estate from HCDC for NT$930,745 thousand in 2005 and NT$1,311,429 thousand (US$40,240 thousand) in 2006 and the prices were based on fair market value of the assets as assessed by the appraisers.

25.   ASSETS PLEDGED OR MORTGAGED

The following assets have been pledged or mortgaged as collaterals for bank loans and as guarantees for the employment of foreign labor and the leases of property, plant and equipment, etc.

	December 31
	2005	2006
	NT$	NT$	US$

Land	511,644	507,534	15,573
Buildings and improvements, net	2,174,690	2,093,043	64,223
Machinery and equipment, net	5,714,003	2,542,862	78,026
Pledged time deposits - current	62,505	-	-
Restricted assets - noncurrent	204,632	336,463	10,325

	8,667,474	5,479,902	168,147

26.   COMMITMENTS AND CONTINGENCIES

a.
The Company and ASE Test, Inc. lease the land on which their buildings are situated under various operating lease agreements with the ROC government expiring on various dates through February 2016.  The agreements grant these entities the option to renew the leases and reserve the right for the lessor to adjust the lease payments upon an increase in the assessed value of the land and to terminate the leases under certain conditions.  In addition, the Company leases buildings and machinery and equipment under non-cancelable operating leases which will expire through December 2010.

The future minimum lease payments under the above-mentioned operating leases are as follows:

Operating Leases	NT$	US$

2007	836,526	25,668
2008	375,173	11,512
2009	206,198	6,327
2010	133,323	4,091
2011 and thereafter	41,485	1,273

Total minimum lease payments	1,592,705	48,871

b.
The Company engages outside sales agencies to provide sales services.  Commissions and service fees were paid based on monthly service-related costs and expenses incurred plus a certain percentage, subject to specified limits, for costs and expenses incurred or based on a certain percentage of net export sales.  Commissions and service fees paid in 2004, 2005 and 2006 were approximately NT$769,637 thousand, NT$231,874 thousand and NT$320,503 thousand (US$9,834 thousand), respectively.

c.	As of December 31, 2006, unused letters of credit were approximately NT$1,288,540 thousand (US$39,538 thousand).

d.
As of December 31, 2006, commitments to purchase machinery and equipment were approximately NT$4,500,000 thousand (US$138,079 thousand), of which NT$75,817 thousand (US$2,326 thousand) had been prepaid.

e.
As of December 31, 2006, outstanding commitments related to the construction of buildings were approximately NT$4,000,000 thousand (US$122,737 thousand), of which NT$232,000 thousand (US$7,119 thousand) had been prepaid.

f.
The Company entered into technology license agreements with foreign companies which will expire on various dates through 2010.  Pursuant to the agreements, the Company shall pay royalties based on specified percentages of sales volume, and licensing fees to the counter parties.  Royalties and licensing fees paid in 2004, 2005 and 2006 were approximately NT$163,975 thousand, NT$179,061 thousand and NT$282,329 thousand (US$8,663 thousand), respectively.

g.
Tessera Inc. (Tessera) filed a lawsuit in February 2006 against the Company for patent infringements.  The Company has retained attorneys to investigate this asserted claim.  Tessera has not disclosed the details of the alleged infringements, and therefore the outcome of this litigation cannot be determined at this time.

27.  SUBSEQUENT EVENTS

a.
In December 2006, the Ministry of Economic Affairs, ROC approved the Company’s investment to Global Advanced Packaging Technology Limited (GAPT), which was incorporated in Shanghai, through a subsidiary in the Cayman Island.  The Company subsequently increased its ownership interest in GAPT to 100% on January 11, 2007.  Total amount of the investment was US$60,000 thousand.  GAPT is engaged in semiconductor wire bonding packaging and testing services.  The purpose of the investment was to promote competitive strengths and achieve the Company’s targeted long-term production capacity.

b.
On February 2, 2007, the Company and NXP Semiconductors (NXP), formerly Philips Semiconductors,  announced the signing of a Memorandum of Understanding to form a joint venture (JV) in Suzhou, China, focused on semiconductor testing and packaging.  Terms of the agreement are subject to final negotiations between NXP and the Company and the receipt of necessary approvals from regulatory authorities.  The Company plans to invest 60% in the JV.

28.  DISCONTINUED OPERATIONS

ASE Test Malaysia sold its camera module assembly operations in early October 2005 for US$19,116 thousand, which covers the book value of the equipment and inventory, plus an acquisition premium.  As a result, the Company reclassified the camera module assembly segment as discontinued operations.

Summarized below are operating results of the discontinued segment for the years ended December 31, 2004 and 2005.

	2004	From January 1, 2005 to October 3, 2005
	NT$	NT$

Net revenues	6,474,958	2,095,835
Cost of revenues	5,806,058	1,885,492
Gross profit	668,900	210,343
Operating expenses	74,540	44,909
Non-operating expenses	25,461	42,325
Income from discontinued operations before income tax	568,899	123,109
Income tax expense	677	2,147
Income from discontinued operations	568,222	120,962

Gain on disposal of assets	-	234,657
Income tax expense	-	1,920
Gain on disposal of discontinued operations	-	232,737

	568,222	353,699

29.   LOSS ON FIRE DAMAGE

Significant Unusual Loss and gain

The Company and its subsidiary, ASE Test, Inc., incurred fire damage to its production lines in Chung Li, Taiwan on May 1, 2005, and recognized an estimated loss of NT$13,479,079 thousand for damages to its inventories, building, machinery and equipment.  With the assistance of external counsel, the Company submitted insurance claims of NT$4,641,000 thousand (US$142,406 thousand) to its insurers for compensation for damages which the Company believes to be clearly identifiable and reasonably estimated, and recorded such amount as an offset to fire loss in 2005.

The Company reached final settlement with the insurers in June 2006 with regards to the fire damage incurred to the production lines and facilities in Chung Li.  The final settlement amount of NT$8,068,000 thousand (US$247,561 thousand), offset by the NT$4,641,000 thousand (US$142,406 thousand) recorded in 2005 and the related repair and restoring expenses of NT$1,043,132 thousand (US$32,008 thousand), was recorded in the current period.  The Company also reversed NT$2,190,583 thousand (US$67,217 thousand) of impairment loss recognized in 2005 after careful analysis of the increase in the estimated service potential of the production line facilities by an external specialist.  Net amount of NT$4,574,451 thousand (US$140,364 thousand) was recognized as a gain on insurance settlement and loss recovery in 2006.  All of the insurance recoveries were received in August 2006.

30.   SEGMENT AND GEOGRAPHICAL INFORMATION

a.	Geographical sales and long-lived assets information

1)	Net revenues:

	Year Ended December 31
	2004		2005		2006
		% of		% of			% of
		Total		Total			Total
	NT$	Revenues	NT$	Revenues	NT$	US$	Revenues

America	41,094,054	55	43,294,394	52	53,280,483	1,634,872	53
Taiwan	17,656,632	23	16,798,661	20	18,810,441	577,184	19
Asia	9,821,205	13	13,649,326	16	15,752,825	483,365	16
Europe	6,664,946	9	10,293,167	12	12,579,366	385,988	12
Other	849	-	250	-	532	16	-

	75,237,686	100	84,035,798	100	100,423,647	3,081,425	100

2)	Long-lived assets:

	December 31
	2005		2006
	NT$	%	NT$	US$	%

Taiwan	46,661,951	69	49,802,688	1,528,159	68
Asia	20,996,335	31	23,307,342	715,169	32
America	382,485	-	433,724	13,308	-

	68,040,771	100	73,543,754	2,256,636	100

b.	Major customers

For the years ended December 31, 2004, 2005 and 2006, the Company did not have a single customer to which the net revenues accounted for over 10% of total net revenues.

c.	Reported segment information

The Company has three reportable segments:  packaging, testing and investing.  The Company packages bare semiconductors into finished semiconductors with enhanced electrical and thermal characteristics; provides testing services, including front-end engineering testing, wafer probing and final testing services; and engages in investing activities.  The accounting policies for segments are the same as those described in Note 2.  Segment information for the years ended December 31, 2004, 2005 and 2006 was as follows:

	Packaging		Testing		Investing		All Other		Total
2004

Revenue from external customer	NT$	58,261,796	NT$	16,473,924	NT$	-	NT$	501,966	NT$	75,237,686
Inter-segment revenues		122,131		128,398		-		5,254,732		5,505,261
Interest income		50,222		6,445		19,516		1,614		77,797
Interest expense		(599,379)		(132,320)		(166,910)		(73,579)		(972,188)
Net interest expense		(549,157)		(125,875)		(147,394)		(71,965)		(894,391)
Depreciation and amortization		7,487,669		6,220,398		431,492		1,257,197		15,396,756
Impairment on assets		175,348		1,774,749		-		512,000		2,462,097
Segment profit (loss)		5,035,031		691,150		(1,737,156)		(1,026,108)		2,962,917
Segment asset		75,714,335		35,200,341		4,239,422		18,796,778		133,950,876
Expenditures for segment assets		16,756,713		7,769,043		-		6,062,555		30,588,311
Goodwill		868,682		1,977,438		-		490,256		3,336,376

2005

Revenue from external customer		66,022,940		17,121,986		-		890,872		84,035,798
Inter-segment revenues		84,909		86,810		-		2,454,643		2,626,362
Interest income		108,362		32,013		22,097		10,853		173,325
Interest expense		(965,068)		(194,310)		(288,306)		(123,374)		(1,571,058)
Net interest expense		(856,706)		(162,297)		(266,209)		(112,521)		(1,397,733)
Depreciation and amortization		8,351,842		5,786,034		179,911		1,096,059		15,413,846
Loss on fire damage		(2,973,506)		(2,420,339)		-		(3,444,234)		(8,838,079)
Segment profit (loss)		791,286		(575,806)		(495,164)		(5,394,162)		(5,673,846)
Segment asset		77,135,982		30,547,884		2,511,894		20,929,721		131,125,481
Expenditures for segment assets		6,359,429		2,527,322		-		4,070,654		12,957,405
Goodwill		775,899		1,627,567		-		439,556		2,843,022

2006

Revenue from external customer		76,820,475		21,429,584		-		2,173,588		100,423,647
Inter-segment revenues		74,879		51,214		-		5,821,221		5,947,314
Interest income		193,412		66,237		115,742		30,973		406,364
Interest expense		(861,737)		(145,669)		(397,394)		(215,494)		(1,620,294)
Net interest expense		(668,325)		(79,432)		(281,652)		(184,521)		(1,213,930)
Depreciation and amortization		8,245,204		4,889,792		11,202		1,342,013		14,488,211
Gain on insurance settlement and impairment recovery		1,758,957		1,637,709		-		1,177,785		4,574,451
Segment profit (loss)		14,679,021		7,829,473		(247,276)		(9,794)		22,251,424
Segment asset		78,958,866		33,095,566		4,472,318		20,514,126		137,040,876
Expenditures for segment assets		7,025,247		4,859,188		-		5,846,500		17,730,935
Goodwill		772,148		1,619,698		-		439,428		2,831,274

2006

Revenue from external customer	US$	2,357,179	US$	657,551	US$	-	US$	66,695	US$	3,081,425
Inter-segment revenues		2,298		1,571		-		178,620		182,489
Interest income		5,935		2,033		3,551		950		12,469
Interest expense		(26,442)		(4,470)		(12,194)		(6,612)		(49,718)
Net interest expense		(20,507)		(2,437)		(8,643)		(5,662)		(37,249)
Depreciation and amortization		252,998		150,039		344		41,179		444,560
Gain on insurance settlement and impairment recovery		53,972		50,252		-		36,140		140,364
Segment profit (loss)		450,415		240,240		(7,587)		(300)		682,768
Segment asset		2,422,794		1,015,513		137,230		629,461		4,204,998
Expenditures for segment assets		215,564		149,101		-		179,395		544,060
Goodwill		23,693		49,699		-		13,484		86,876

31.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

The Company’s consolidated financial statements have been prepared in accordance with ROC GAAP, which differ in the following respects from U.S. GAAP:

a.	Pension benefits

The Company adopted U.S. Statement of Financial Accounting Standards (U.S. SFAS) No. 87, “Employers’ Accounting for Pensions” on January 1, 1987, which requires the Company to determine the accumulated pension obligation and the pension expense on an actuarial basis.

U.S. SFAS No. 87 was amended by U.S. SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” on September 29, 2006, which requires employers to recognize the overfunded or underfunded status of a defined benefit pension plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income.  The Company adopted U.S. SFAS No. 158 on December 31, 2006.  U.S. SFAS No. 158 defines the funded status of a benefit plan as the difference between the fair value of the plan assets and the projected benefit obligation.  Previously unrecognized items such as gains or losses, prior service credits and transition assets or liabilities will be recognized in accumulated other comprehensive income and will be subsequently recognized through net periodic benefit cost pursuant to the provisions of U.S. SFAS No. 87.

ROC SFAS No. 18 “Accounting for Pensions” is similar in many respects to U.S. SFAS No. 87 and was adopted by the Company. in 1996.  However, ROC SFAS No. 18 does not require a company to recognize the overfunded or underfunded status of a defined benefit pension plan as an asset or liability in the statement of financial position.  The difference in the dates of adoption gives rise to a U.S. GAAP difference in the actuarial computation for transition obligation pension expense and the related amortization.

b.	Marketable securities

Under ROC GAAP, prior to January 1, 2006, marketable securities are carried at the lower of aggregate cost or market, and debt securities are carried at cost, with only unrealized losses recognized.  Effective January 1, 2006, the Company adopted ROC SFAS No. 34, “Financial Instruments: Recognition and Measurement”, and No. 36, “Financial Instruments: Disclosure and Presentation”. Financial instrument including debt securities and equity securities are recognized at fair value or including transaction costs and categorized as financial assets or liabilities at fair value through profit or loss (FVTPL), available-for-sale (AFS) or held-to-maturity (HTM) securities.  FVTPL has two sub-categories, financial asset designated on initial recognition as one to be measured at fair value with fair value changes in profit or loss, and those that are classified as held for trading.  These classifications are similar to those required by U.S. SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”.

Under U.S. SFAS No.115, debt and equity securities that have readily determinable fair values are classified as either trading, available-for-sale or held-to-maturity securities.  Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.  Debt and equity securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.  Debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders’ equity.

Upon adoption of ROC SFAS No. 34 and No. 36, the Company has recorded accumulated effect of changes in accounting principles of NT$342,503 thousand for the year ended December 31, 2006 for marketable securities and derivative financial instruments, of which NT$16,331 thousand relates to the adjustment of carrying basis of trading securities to fair market value.  Such adjustment, representing unrealized gain on trading securities already recognized under U.S. GAAP in 2005, was reversed in 2006 as a one-time reconciling adjustment between U.S. GAAP and ROC GAAP.

Upon adoption of ROC GAAP No. 34 and No. 36, the Company also adjusted the carrying value of the marketable securities categorized as available-for-sale, which were carried at the lower of aggregate cost or market with unrealized losses included in earnings, to fair market value on January 1, 2006, therefore unrealized gains and losses included in shareholders’ equity associated with available-for-sale marketable securities acquired prior to January 1, 2006 under ROC GAAP would be different from that under U.S. GAAP.

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

d.	Depreciation of buildings

Under ROC GAAP, buildings may be depreciated over their estimated life or up to 40 years based on ROC practices and tax regulations.  For U.S. GAAP purposes, buildings are depreciated over their estimated economic useful life of 25 years.

e.	Depreciation on the excess of book value on transfer of buildings between consolidated subsidiaries

ASE Test, Inc., a subsidiary of the Company, purchased buildings and facilities from another subsidiary, ASE Technologies, in 1997.  The purchase price was based on market value, which represents the portion of the purchase price in excess of book value NT$17,667 thousand was capitalized by ASE Test, Inc. as allowed under ROC GAAP.  Under U.S. GAAP, transfers of assets between entities under common control are recorded at historical costs.  Therefore, depreciation on the capitalized amount recorded under ROC GAAP is reversed under U.S. GAAP until the buildings and facilities are fully depreciated or disposed.

f.	Gain on sales of subsidiary’s stock

The carrying value of stock investments in ASE Test by J&R Holding Limited under ROC GAAP is different from that under U.S. GAAP mainly due to the differences in accounting for bonuses to employees, directors and supervisors.

g.	Effects of U.S. GAAP adjustments on equity-method investments

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

h.	Impairment of long-lived assets

Under U.S. GAAP, an impairment loss is recognized when the carrying amount of an asset or a group of assets is not recoverable from the expected future cash flows and the impairment loss is measured as the difference between the fair value and the carrying amount of the asset or group of assets.  The impairment loss is recorded in earnings and cannot be reversed subsequently.  Effective January 1, 2002, long-lived assets (excluding goodwill and other indefinite lived assets) held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Under ROC GAAP, effective January 1, 2005, the Company is required to recognize an impairment loss when an indication is identified that the carrying amount of an asset or a group of assets is not recoverable from the expected future cash flows.  However, if the recoverable amount increases in a future period, the amount previously recognized as impairment would be reversed and recognized as a gain.  The adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

Prior to January 1, 2005, the Company followed U.S. GAAP in accounting for impairment of long-lived assets for ROC GAAP purpose.

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

As discussed in Note 29, the Company reversed NT$2,190,583 thousand (US$67,217 thousand) of impairment loss recognized in 2005 under ROC GAAP after a careful analysis of the increase in the estimated service potential of the production line and facilities by an external specialist.  Reversal of the amount is prohibited under U.S. GAAP.  As such, differences in the cost basis of these damaged machinery and equipment and associated depreciation expense between ROC and U.S. GAAP are reflected in the reconciliation.

i.	Stock dividends

Under ROC GAAP, stock dividends are recorded at par value with a charge to retained earnings.  Under U.S. GAAP, if the ratio of distribution is less than 25 percent of the same class of shares outstanding, the fair value of the shares issued should be charged to retained earnings.  The difference for stock dividends paid in 2004 and 2005 is treated as an additional reduction to retained earnings and an increase to capital surplus amounted to NT$3,285 million and NT$3,944 million, respectively.

j.	Stock-based compensation

Under U.S. GAAP, stock-based compensation expense for the year ended December 31, 2006 includes compensation expense for all unvested stock-based compensation awards granted prior to January 1, 2006 that are expected to vest, based on the grant date fair value estimated in accordance with the transition method and the original provision of U.S. SFAS No. 123, “Accounting for Stock-Based Compensation” (“U.S. SFAS No. 123”).   Upon an employee’s termination, unvested awards are forfeited, which affects the quantity of options to be included in the calculation of stock-based compensation expense.  Forfeitures do not include vested options that expire unexercised.  Stock-based compensation expense for all stock-based compensation awards granted after January 1, 2006 is based on the grant-date fair value estimate in accordance with the provisions of U.S. SFAS No. 123R, “Share-Based Payment” (“U.S. SFAS No. 123R”).  The Company recognizes these compensation costs using the graded vesting method over the requisite service period of the award, which is generally the option vesting term of five years.  Prior to the adoption of U.S. SFAS No. 123R, the Company recognized stock-based compensation expense in accordance with U.S. Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). See Note 32e a further discussion on stock-based compensation.

Certain characteristics of the stock option granted under the ASE 2002 Option Plan made the fair values of these options not reasonably estimable using appropriate valuation methodologies as prescribed under U.S. SFAS No. 123 and have been accounted for using the intrinsic value method.  Upon the adoption of U.S. SFAS No. 123R, the Company continued to account for these stock options based on its intrinsic value, remeasured at each reporting date through the date of exercise or other settlement.

Under ROC GAAP, employee stock option plans that are amended or have options granted on or after January 1, 2004 must be accounted for by the interpretations issued by the ARDF in Taiwan.  The Company adopted the intrinsic value method and any compensation expense determined using this method is recognized over the vesting period.  No stock-based compensation expense was recognized under ROC GAAP for the years ended December 31, 2004, 2005 and 2006.

k.	Derivative financial instruments

Under ROC GAAP, prior to January 1, 2006, the Company accounts for certain derivative instruments as cash flow hedges of certain forecasted transactions and accordingly any gains or losses on such contracts have been recorded to other component of shareholder's equity.  Others are described in Note 3.  Effective January 1, 2006, the Company adopted ROC SFAS No. 34 which required derivatives that do not qualify for hedge accounting are recorded as “financial assets or liabilities at fair value through profit or loss (FVTPL)” account at fair value as described in Note 2.

Under U.S. GAAP, accounting for derivative instruments is covered under U.S. SFAS No. 133, as amended by U.S. SFAS No. 138, which requires that all companies recognize derivative instruments as assets and liabilities in the balance sheet at fair value.  If certain conditions are met, including certain rigorous documentation requirements, entities may elect to designate a derivative instrument as a hedge.  Under U.S. GAAP, the Company does not apply hedge accounting, and derivatives have historically been, and continue to be, recorded on the consolidated balance sheet at fair value, with changes in fair values recorded in current period earnings.

l.	Goodwill

Before January 1, 2006, under ROC GAAP, the Company amortized goodwill arising from acquisitions over 10 years.  The Company adopted ROC SFAS No. 35 on December 31, 2004, and accordingly performed an impairment analysis and recorded an impairment charge of NT$1,950,097 thousand for the year ended December 31, 2004 based on a “recoverable amount” as determined by an estimate of the cash flows for the next six years.  The Company performed its annual impairment test and determined that the goodwill related to the acquisition of ASE Test and ISE Labs was impaired and recorded a charge of NT$1,337,670 thousand in 2004 under U.S. GAAP.

As discussed in Note 3, effective January 1, 2006, the Company adopted ROC SFAS No. 25 (revised 2005), “Business Combinations – Accounting Treatment under Purchase Method” which is similar to U.S. SFAS No. 142.  The Company reviews goodwill for impairment in accordance with the provision of the standard and found no impairment as of December 31, 2006.

Under U.S. GAAP, the Company adopted U.S. SFAS No. 142 “Goodwill and Other Intangible Assets” (U.S. SFAS No. 142) on January 1, 2002, which requires the Company to review for possible impairment goodwill existing at the date of adoption and perform subsequent impairment tests on at least an annual basis.  In addition, existing goodwill and intangible assets must be reassessed and classified consistently in accordance with the criteria set forth in U.S. SFAS No. 141 “Business Combinations” and U.S. SFAS No. 142.  As a result, the Company ceased to amortize goodwill effective January 1, 2002.  Definite-lived intangible assets continue to be amortized over their estimated useful lives.

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

m.	Undistributed earnings tax

In the ROC, a 10% tax is imposed on unappropriated earnings (excluding earnings from foreign consolidated subsidiaries).  For ROC GAAP purposes, the Company records the 10% tax on unappropriated earnings in the year of shareholders’ approval.  Starting from 2002, the American Institute of Certified Public Accountants International Practices Task Force (the "Task Force") concluded that in accordance with Emerging Issues Task Force (EITF) 95-10, “Accounting for tax credits related to dividends in accordance with SFAS 109,” the 10% tax on unappropriated earnings should be accrued under U.S. GAAP during the period the earnings arise and adjusted to the extent that distributions are approved by the shareholders in the following year.

n.	Impairment of long-term investments

ROC GAAP and U.S. GAAP require an assessment of impairment of long-term investments whenever events or circumstances indicate a decline in value may be other than temporary.  The criteria for determining whether on not an impairment charge is required are similar under ROC GAAP and U.S. GAAP; however, the methods to measure the amount of impairment may be based on different estimates of fair values depending on the circumstances.  When impairment is determined to have occurred, U.S. GAAP generally requires the market price to be used, if available, to determine the fair value of the long-term investment and measure the amount of impairment at the reporting date.  Under ROC GAAP, if the investments have an inactive market, another measure of fair value may be used.  No impairment charge was incurred under U.S. GAAP in 2005 and 2006 as a result of the increase of the market price of the stock of investee companies.  On December 31, 2004, the Company adopted ROC SFAS No. 35 and, in accordance with this standard, determined that an impairment charge of NT$512,000 thousand was required.  The Company recorded an additional NT$1,195,000 thousand for the impairment under U.S. GAAP.

o.	Earnings per share

Under both ROC GAAP and U.S. GAAP, basic earnings per share is calculated by dividing net income by the average number of shares outstanding in each period.  Other shares issued from unappropriated earnings, such as stock bonuses to employees, are included in the calculation of weighted-average number of shares outstanding from the date of occurrence.  For diluted earnings per share, unvested stock options are included in the calculation using the treasury stock method if the inclusion of such would be dilutive.

U.S. SFAS No. 128, “Earnings per share” provides guidance on applying the treasury stock method for equity instruments granted in share-based payment transactions in determining diluted earnings per share, which states that the assumed proceeds shall be the sum of  (a) the exercise price,  (b) the amount of compensation cost attributed to future services and not yet recognized, and  (c) the amount of excess tax benefits that would be credited to additional paid-in capital assuming exercise of the options.  Prior to January 1, 2006, the Company used intrinsic value method to account for its stock-based compensation under APB No. 25, and had no unrecognized compensation costs to be included in the assumed proceeds calculation.  However, upon adoption of U.S. SFAS No. 123R, the Company now has unrecognized compensation costs, and therefore, the number of diluted shares included in the diluted earnings per share calculation under U.S. GAAP will be different from that under ROC GAAP.

The following schedule reconciles net income (loss) and shareholders’ equity under ROC GAAP as reported in the consolidated financial statements to the approximate net income (loss) and shareholders’ equity amounts as determined under U.S. GAAP, giving effect to adjustments for the differences listed above.

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$
Net income (loss)

Net income (loss) based on ROC GAAP	4,209,690	(4,691,187)	17,416,151	534,402
Adjustments:
a. Pension benefits	2,568	(14,748)	104,011	3,192
b. Marketable securities	(1,011)	12,145	(16,331)	(501)
c. Bonuses to employees, directors and supervisors	(609,008)	(191,184)	(1,656,438)	(50,827)
d. Depreciation of buildings	(98,828)	(2,517)	(103,493)	(3,175)
e. Depreciation on the excess of book value of building transferred between subsidiaries	432	432	432	13
g. Effect of U.S. GAAP adjustments on equity-method investees	436,619	100,868	(38,719)	(1,188)
h. Impairment loss reversal net
Recoverable amount	-	-	(2,190,583)	(67,217)
Depreciation on recoverable amount	-	-	85,631	2,628
i. Stock option compensation	238,602	(976,986)	(635,041)	(19,486)
j. Cumulative effect of changes in accounting principle for adopting U.S. SFAS No. 123R	-	-	45,976	1,411
k. Derivative financial instruments	(374,444)	(216,037)	590,481	18,118
l. Goodwill
Amortization	877,582	528,943	-	-
Impairment loss	612,427	-	-	-
m. Undistributed earnings tax	-	-	(300,438)	(9,219)
n. Net impact of impairment loss on equity-method investees	(1,195,000)	-	-	-
Effect of U.S. GAAP adjustments on income tax	109,068	71,629	404,491	12,412
Effect of U.S. GAAP adjustments on minority interest	88,376	(151,884)	416,566	12,782
Net decrease in net income (loss)	87,383	(839,339)	(3,293,455)	(101,057)

Net income (loss) based on U.S. GAAP	4,297,073	(5,530,526)	14,122,696	433,345

Earnings (loss) per share
Basic	1.02	(1.27)	3.21	0.10
Diluted	0.95	(1.27)	3.07	0.09
Earnings (loss) per ADS (Note 32(i))
Basic	5.08	(6.35)	16.03	0.49
Diluted	4.76	(6.35)	15.33	0.47
Number of weighted average shares outstanding (Note 32(i))
Basic	4,229,632,582	4,352,673,959	4,404,843,421	4,404,843,421
Diluted	4,509,109,898	4,352,673,959	4,661,200,143	4,661,200,143

Number of ADS
Basic	845,926,516	870,534,792	880,968,684	880,968,684
Diluted	901,821,980	870,534,792	932,240,029	932,240,029

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$
Shareholders’ equity

Shareholders’ equity based on ROC GAAP	51,311,759	46,948,249	66,019,899	2,025,772
Adjustments:
a. Pension benefits (expenses) and additional liability
Pension benefits (expenses)	(31,045)	(45,793)	58,218	1,786
Unrecognized pension cost on adoption of U.S. SFAS No.158	-	-	(613,362)	(18,820)
b. Marketable securities	4,186	16,331	-	-
c. Bonuses to employees, directors and supervisors	(244,345)	-	(1,656,438)	(50,827)
d. Depreciation of buildings	(476,277)	(478,794)	(582,287)	(17,867)
e. Depreciation on the excess of book value of building transferred between subsidiaries	(14,463)	(14,031)	(13,599)	(418)
f. Adjustment of carrying value of subsidiaries’ long-term investment	(8,619)	(8,619)	(8,619)	(264)
g. Effects of U.S. GAAP adjustments on equity-method investees	548,855	649,723	611,004	18,748
h. Impairment loss reversal, net	-	-	(2,104,952)	(64,589)
i. Stock option compensation	(908,661)	(908,661)	(908,661)	(27,882)
k. Derivative financial instruments	(337,837)	(461,301)	-	-
l. Goodwill
Amortization	2,512,408	3,041,351	3,041,351	93,321
Impairment loss	(1,600,618)	(1,600,618)	(1,600,618)	(49,114)
m. Undistributed earnings tax	-	-	(300,438)	(9,219)
n. Impairment loss on equity-method investments	(2,078,620)	(2,078,620)	(2,078,620)	(63,780)
Effect of U.S. GAAP adjustments on income tax	159,505	231,134	635,625	19,504
Effect on U.S. GAAP adjustments on minority interest	(179,132)	(331,016)	85,550	2,626
Net decrease in shareholders‘ equity	(2,654,663)	(1,988,914)	(5,435,846)	(166,795)

Shareholders’ equity based on U.S. GAAP	48,657,096	44,959,335	60,584,053	1,858,977

Changes in shareholders’ equity based on U.S. GAAP:

Balance, beginning of year	42,093,464	48,657,096	44,959,335	1,379,543
Net income (loss) for the year	4,297,073	(5,530,526)	14,122,696	433,345
Capital received in advance	42,759	156,228	384,428	11,796
Adjustment for common shares issued as bonuses to employees, directors and supervisors	421,339	350,274	-	-
Adjustment for stock option compensation	(238,602)	976,986	635,041	19,486
Cumulative effect of changes in accounting principle for adopting U.S. SFAS No. 123R.	-	-	(45,976)	(1,411)
Translation adjustment	(919,220)	432,132	258,140	7,921
Adjustment from changes in ownership percentage of investees	15,332	18,043	(65,104)	(1,998)
Unrealized gain on financial assets	-	-	486,314	14,922
Unrealized gain (loss) on long-term investment	(1,781)	700	-	-
Capital increase through the issuance of common stock through merger	5,976,496	-	-	-
Issuance of common stock from stock option exercised by employees	-	322,334	464,162	14,242
Cash dividends	-	(411,221)	-	-
Elimination of long-term investment balance on consolidation	(242,792)	-	-	-
Purchase of treasury stock	(2,798,399)	-	-	-
Unrecognized pension cost	11,427	(12,711)	(1,621)	(49)
Unrecognized pension cost on adoption of U.S. SFAS No.158	-	-	(613,362)	(18,820)

Balance, end of year	48,657,096	44,959,335	60,584,053	1,858,977

A reconciliation of significant balance sheet accounts to the approximate amounts as determined under U.S. GAAP is as follows:

	December 31
	2005	2006
	NT$	NT$	US$
Financial assets at fair value through profit or loss

As reported	4,330,733	1,557,903	47,803
U.S. GAAP adjustments
Adjustment to fair value	16,331	-	-

As adjusted	4,347,064	1,557,903	47,803

(Continued)

	December 31
	2005	2006
	NT$	NT$	US$
Long-term investments

As reported	4,898,057	5,734,546	175,960
U.S. GAAP adjustments
Equity investments	649,723	611,004	18,748
Impairment loss	(2,078,620)	(2,078,620)	(63,780)

As adjusted	3,469,160	4,266,930	130,928

Property, plant and equipment

As reported	68,040,771	73,543,754	2,256,636
U.S. GAAP adjustments
Depreciation of buildings	(478,794)	(582,287)	(17,867)
Impairment recovery, net	-	(2,104,952)	(64,589)
Depreciation on the excess of book value of building transferred between subsidiaries	(14,031)	(13,599)	(418)

As adjusted	67,547,946	70,842,916	2,173,762

Goodwill

As reported	2,843,022	2,831,274	86,876
U.S. GAAP adjustments
Adjustment of carrying value of subsidiaries’ long-term investments	(917,280)	(917,280)	(28,146)
Goodwill amortization	3,041,351	3,041,351	93,321
Impairment loss of goodwill	(1,600,618)	(1,600,618)	(49,114)

As adjusted	3,366,475	3,354,727	102,937

Deferred income tax assets – noncurrent

As reported	4,046,772	2,512,421	77,092
U.S. GAAP adjustments
Undistributed earning tax	-	(300,438)	(9,219)
Effect of U.S. GAAP adjustments on income tax	231,134	635,625	19,504

As adjusted	4,277,906	2,847,608	87,377

Current liabilities

As reported	31,105,619	28,010,242	859,473
U.S. GAAP adjustments
Bonuses to employees, directors and supervisors	-	1,656,438	50,827

As adjusted	31,105,619	29,666,680	910,300

Other liabilities

As reported	2,307,515	2,505,575	76,882
U.S. GAAP adjustments
Pension benefits	45,793	(58,218)	(1,786)
Unrecognized pension cost on adoption of U.S. SFAS No. 158	-	613,362	18,820
Derivative financial instruments	461,301	-	-

As adjusted	2,814,609	3,060,719	93,916

As a result of the adjustments presented above, total assets under U.S. GAAP were NT$129,974,677 thousand and NT$133,731,062 thousand (US$4,103,438 thousand) as of December 31, 2005 and 2006, respectively.  Total liabilities under U.S. GAAP were NT$76,782,338 thousand and NT$62,125,699 thousand (US$1,906,281 thousand) as of December 31, 2005 and 2006, respectively.  Minority interest under U.S. GAAP were NT$8,233,004 thousand and NT$11,021,310 thousand (US$338,180 thousand) as of December 31, 2005 and 2006, respectively.

32.  ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP

a.    Recently issued accounting standards

In February 2006, the FASB issued U.S. SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140.” This Statement resolves issues addressed in Statement No. 133 Implementation Issue No. D1, “Application of Statement No. 133 to Beneficial Interests in Securitized Financial Assets.” U.S. SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement No. 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends Statement No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.  U.S. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006.  The fair value election provided for in this U.S. SFAS No. 155 may also be applied upon adoption of U.S. SFAS No. 155 for hybrid financial instruments that had been bifurcated under paragraph 12 of Statement No. 133 prior to the adoption of U.S. SFAS No. 155.  Earlier adoption is permitted as of the beginning of an entity’s fiscal year, providing the entity has not yet issued financial statements for any interim period for that fiscal year.  The Company does not expect the adoption of U.S. SFAS No. 155 to impact the Company’s consolidated financial position or results of operations.

In March 2006, the FASB issued U.S. SFAS No. 156, “Accounting for Servicing of Financial Assets” (U.S. SFAS No. 156), which (i) provides revised guidance on when a servicing asset and servicing liability should be recognized, (ii) requires all separately recognized servicing assets and liabilities to be initially measured at fair value, if practicable, and (iii) permits an entity to elect to measure servicing assets and liabilities at fair value each reporting date and report changes in fair value in earnings in the period in which the changes occur. The Company believes that there is no impact on the results of operations and financial position of the Company after adopting U.S. SFAS No. 156.

In September 2006, the FASB issued U.S. SFAS No.157, “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  U.S. SFAS No. 157 does not require any new fair value measurements, but brings up guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement is effective for the Company beginning January 1, 2008. The Company is currently assessing the potential impact that the adoption of U.S. SFAS No.157 will have on the results of operations and financial position of the Company, and is not yet in a position to determine such effects.

In September 2006, the FASB issued U.S. SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—An Amendment of FASB Statements No. 87, 88, 106, and 132R” (U.S. SFAS No. 158). Provisions with respect to the recognition of an asset and liability related to the funded status and the changes in the funded status be reflected in comprehensive income are effective for fiscal years ended after December 15, 2006 and the change in measurement date provisions is effective for fiscal years ended after December 15, 2008. U.S. SFAS No. 158 also requires the measurement date of the plan’s funded status be the same as the Company’s fiscal year-end. The Company adopted all requirements of U.S. SFAS No. 158 its fiscal year ended December 31, 2006. Upon the adoption of U.S. SFAS No. 158, the Company recognized a decrease to accumulated other comprehensive income of NT$460,022 thousand (net of tax effect) as of December 31, 2006.

In July 2006, the FASB issued FASB Interpretation No.48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN48 is effective for fiscal years beginning after December15, 2006 and is required to be adopted by the Company in fiscal year 2007. The cumulative effects, if any, of applying FIN 48 will be recorded as an adjustment to retained earnings as of the beginning of the period of adoption. The Company is currently evaluating the effect that the adoption of FIN 48 will have on the results of operations and financial position of the Company and is not yet in a position to determine such effects.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) No.108, “Considering the Effects of Prior Year Misstatements when Quantifying Current Year Misstatements”. SAB No. 108 requires analysis of misstatements using both an income statement (rollover) approach and a balance sheet (iron curtain) approach in assessing materiality and provides for a one-time cumulative effect transition adjustment. SAB No. 108 is effective for the Company’s fiscal year 2006 annual financial statements. The Company believes that there is no impact on the results of operations and financial position of the Company after adopting SAB No. 108.

b.    Pension

Set forth below is pension information disclosed in accordance with U.S. SFAS 132:

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$
Components of net periodic benefit cost
Service cost	455,913	488,303	267,351	8,204
Interest cost	88,087	98,268	89,761	2,754
Expected return on plan assets	(25,961)	(33,862)	(34,777)	(1,067)
Amortization of prior service cost	13,670	16,187	7,697	236
Curtailment loss on pension	-	18,036	-	-

Net periodic benefit cost	531,709	586,932	330,032	10,127

Changes in benefit obligation
Benefit obligation at beginning of year	1,985,971	3,797,207	4,006,601	122,940
Benefit obligation from acquisition from ASE Japan	1,133,061	-	-	-
Service cost	455,913	488,303	376,027	11,538
Interest cost	88,087	98,268	88,341	2,711
Initial adoption of U.S. SFAS No. 158	-	-	31,691	972
Curtailment of settlement gain	-	-	(29,327)	(900)
Actuarial loss (gain)	142,752	(212,871)	250,851	7,697
Benefits paid	(52,649)	(20,065)	(285,063)	(8,747)
Exchange loss (gain)	44,072	(144,241)	35,841	1,100

Benefit obligation at end of year	3,797,207	4,006,601	4,474,962	137,311

(Continued)

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$
Change in plan assets
Fair value of plan assets at beginning of year	619,358	1,051,460	1,421,105	43,606
Acquire from ASE - Japan	299,142	-	-	-
Actual return on plan assets	20,428	96,113	51,438	1,578
Employer contribution	138,320	350,226	223,136	6,847
Benefits paid	(25,788)	(76,694)	(38,547)	(1,183)
	1,051,460	1,421,105	1,657,132	50,848

Funded status	2,745,747	2,585,496	2,817,830	86,463
Unrecognized net transition obligation	-	(6,803)	-	-
Unrecognized prior service cost	-	(276)	-	-
Unrecognized actuarial gain (loss)	(597,363)	(303,348)	-	-
Additional pension cost	8,867	12,259	-	-

Net amount recognized (recognized as accrued pension cost)	2,157,251	2,287,328	2,817,830	86,463

Actuarial assumptions:

	2004	2005	2006

Discount rate	2.50% to 4.50%	2.50% to 4.40%	2.25% to 4.40%
Rate of compensation increase	3.00% to 5.00%	2.50% to 5.00%	2.50% to 5.00%
Expected return on plan assets	2.50% to 3.25%	2.50% to 2.75%	2.50% to 2.75%

The Company has no other post-retirement or post-employment benefit plans.

c.    Marketable securities

At December 31, 2005 and 2006, marketable securities by category are as follows. Certain investments as of December 31, 2005 carried at the lower of cost or market value under ROC GAAP were adjusted to fair market value as required under U.S. SFAS No. 115.

	December 31
	2005			2006
	Carrying Value	Fair Value	Unrealized Holding Gains	CarryingValue		Fair Value		Unrealized Holding Gains
	NT$	NT$	NT$	NT$	US$	NT$	US$	NT$	US$
Trading - Beneficiary Certificate of funds	4,324,950	4,325,568	618	1,546,450	47,452	1,546,450	47,452	8,420	258
Available for sale - Publicly-trading stocks	27,973	43,686	15,713	117,421	3,603	117,421	3,603	42,728	1,311
	4,352,923	4,369,254	16,331	1,663,871	51,055	1,663,871	51,055	51,148	1,569

The Company uses the average cost method for trading securities and available-for-sale securities when determining their cost basis. Proceeds from sales of available-for-sale securities for the year ended December 31, 2004, 2005 and 2006 was NT$995,256 thousand, NT$1,503,175 thousand and NT$7,518,738 thousand (US$230,707 thousand), respectively. Net realized gains on these sales for the year ended December 31, 2004, 2005 and 2006 was NT$57,140 thousand, NT$65,199 thousand and NT$56,748 thousand (US$1,741 thousand), respectively.

d.    Income tax benefit

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$

Tax expense (benefit)	134,811	(1,095,366)	2,842,198	87,211
Net change in deferred income tax assets (liabilities) for the period	(1,769,763)	(552,939)	(36,740)	(1,128)
Loss carry forward	-	1,370,960	(1,246,641)	(38,252)
Income tax on undistributed earnings	86,968	173,834	300,438	9,219
Adjustment of prior years’ income taxes	42,590	(86,774)	121,479	3,727

Income tax expense (benefit)	(1,505,394)	(190,285)	1,980,734	60,777

A reconciliation between the income tax calculated on pre-tax financial statement income based on the statutory tax rate and the income tax expense (benefit) which conforms to U.S. GAAP is as follows:

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$
Tax (benefit) based on pre-tax accounting income (loss) at statutory rate	1,391,754	(1,398,039)	5,107,933	156,733
Add (less) tax effects of:
Permanent differences
Tax-exempt income
Tax holiday	(642,285)	-	(778,834)	(23,898)
Gain from sale of securities	(9,527)	(8,829)	-	-
Investment gain	(202,290)	(53,909)	(69,234)	(2,124)
Bonus to employee and directors	92,602	292,043	572,870	17,578
Other	(22,094)	59,916	(114,765)	(3,521)
Credits for investments and research and development	(1,081,023)	(292,195)	(1,697,397)	(52,083)
Loss carry forward	-	1,370,960	(1,246,641)	(38,252)
Deferred	(1,162,089)	(247,292)	(215,115)	(6,602)
Income taxes (10%) on undistributed earnings	86,968	173,834	300,438	9,219
Adjustment of prior year’s income tax	42,590	(86,774)	121,479	3,727

Income tax expense (benefit)	(1,505,394)	(190,285)	1,980,734	60,777

The abovementioned taxes on pretax accounting income (loss) at the statutory rates for domestic and foreign entities are shown below:

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$

Domestic entities in ROC (25% statutory rate)	1,287,255	(1,617,173)	4,720,781	144,853
Foreign entities
ASE Japan (40% statutory rate)	101,429	182,148	182,372	5,596
ASE Test Malaysia (28% statutory rate)	57,605	(1,210)	118,422	3,634
Others	(54,535)	38,196	86,358	2,650

	1,391,754	(1,398,039)	5,107,933	156,733

Deferred income tax assets and liabilities as of December 31, 2005 and 2006 are summarized as follows:

	December 31
	2005	2006
	NT$	NT$	US$
Current deferred income tax assets
Unused tax credits	1,339,206	2,405,057	73,797
Operating loss carryforwards	1,257,792	6,904	212
Other	183,066	419,766	12,880
	2,780,064	2,831,727	86,889
Valuation allowance	(1,164,368)	(23,543)	(722)

	1,615,696	2,808,184	86,167

Non-current deferred income tax assets (liabilities)
Unused tax credits	4,962,603	2,927,041	89,814
Accrued pension costs	531,545	261,000	8,009
Loss carryforwards	305,401	267,157	8,198
Reinvestment allowance	-	204,833	6,285
Investment income	(144,000)	(144,000)	(4,419)
Others	573,357	402,671	12,356
	6,228,906	3,918,702	120,243
Valuation allowance	(1,951,000)	(1,071,094)	(32,866)

	4,277,906	2,847,608	87,377

Non-current deferred income tax liabilities	-	(25,888)	(794)

e.    Employee stock option plans

Effective January 1, 2006, the Company adopted the fair value recognition provisions of U.S. SFAS No. 123R, using the modified prospective transition method and therefore has not restated results for prior periods.  Under this transition method, stock-based compensation expense for the year ended December 31, 2006 included stock-based compensation expense for all share-based payment awards granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provision of U.S. SFAS No. 123.  In addition, the stock-based compensation expense also includes intrinsic value of certain outstanding share-based awards for which it was not possible to reasonable estimate their grant-date fair value under the requirement of U.S. SFAS No. 123.  Stock-based compensation expense for all share-based payment awards granted after January 1, 2006 is based on the grant-date fair value estimated in accordance with the provision of U.S. SFAS

No. 123R.  The Company recognizes these compensation costs using the graded vesting method over the requisite service period of the award, which is generally a five-year vesting period.  The adoption of U.S. SFAS No. 123R resulted in a cumulative gain from changes in accounting principle of $18,084 thousand, which reflects the net cumulative impact of estimating future forfeitures in the determination of period expense, rather than recording forfeitures when they occur as previously permitted.  Prior to the adoption of U.S. SFAS No. 123R, the Company accounted for awards granted from ASE Inc. under the intrinsic value method prescribed “APB 25”, and related interpretations, and provided the required pro forma disclosures prescribed by U.S. SFAS No. 123, as amended. In March 2005, SEC issued Staff Accounting Bulletin No. 107 (“SAB 107”) regarding SEC’s interpretation U.S. of SFAS No. 123R and the value of share-based payments for public companies.  The Company has applied the provisions of SAB 107 in its adoption of U.S. SFAS No. 123R.

As a result of adopting U.S. SFAS No. 123R, income before income taxes and net income for the year ended December 31, 2006 were lower by NT$16,614 thousand and NT$12,640 thousand, respectively, than if the Company had continued to account for stock-based compensation under APB 25.  Information regarding the Company’s and ASE Test’s stock option plans is as follows.

ASE Inc. Option Plan

Information regarding the Company’s employee stock option plans is provided in Note 19.

ASE Test Option Plan

ASE Test has three stock option plans, the 1999 Option Plan, the 2000 Option Plan and the 2004 Option Plan.  Up to 2,000,000 shares, 12,000,000, and 2,500,000 shares have been reserved for issuance under the 1999, 2000 and 2004 option plans, respectively.

The 1999, 2000 and 2004 Option Plans granted the following stock options to purchase ASE Test’s shares which vest ratably over a period of five years from the date of grant until the expiration of options, to directors, officers and key employees.  If any granted shares are forfeited, the shares may be granted again, to the extent of any such forfeiture.

The exercise price under each of the aforementioned stock option plans was equal to the stock’s market price on the date of grant.  Options granted under the 1999, 2000 and 2004 Option Plans expire 5 or 10 years after grant.

Information regarding the option plans of ASE Test is presented below (in U.S. dollars):

		Weighted
		Average	Weighted	Aggregate
		Exercise	Average	Intrinsic
	Number of	Price	Grant Date	Value (In
	Shares	Per Share	Fair Values	thousand)

Beginning outstanding balance - January 1, 2004	13,301,418	$11.80
Option granted	260,000	6.18	$6.18
Option exercised	(512,815)	8.90
Option forfeited	(417,815)	11.82
Option expired	(1,753,340)	20.00
Ending outstanding balance - December 31, 2004	10,877,448	10.48
Option granted	32,500	6.50	$6.50
Option exercised	-	-
Option forfeited	(358,884)	10.97
Option expired	(60,000)	25.00
Ending outstanding balance - December 31, 2005	10,491,064	10.37
Option granted	130,000	9.60	$9.60
Option exercised	(79,201)	8.56
Option forfeited	(216,825)	11.60
Option expired	-	-

Ending outstanding balance - December 31, 2006	10,325,038	10.34		$16,660

Ending exercisable balance - December 31, 2006	9,025,838	10.18		$15,479

As of December 31, 2006, the number of options that are expected to vest was 1,278,131.

Total intrinsic value of options exercised in the years ended December 31, 2004 and 2006 was US$2,144 thousand and US$76 thousand, respectively.

Options outstanding on December 31, 2006, the related weighted average exercise price and remaining contractual life information are as follows (in U.S. dollars):

	Outstanding			Exercisable
			Weighted			Weighted
		Weighted	Average		Weighted	Average
		Average	Remaining		Average	Remaining
	Shares	Price	Life (Years)	Shares	Price	Life (Years)

Options with exercise price of:
$20-$25	596,900	$22.35	2.93	596,900	$22.35	2.94
$11.5-$12.95	2,139,450	12.81	6.48	1,176,450	12.70	6.69
$5.5-$9.79	7,588,688	8.70	4.34	7,252,488	8.77	4.17

	10,325,038		4.47	9,025,838		4.39

The Company has used the fair value based method (based on the Black-Sholes model) to evaluate the options granted with the following assumptions:

	2004	2005	2006

Risk-free interest rate	3.50-3.88%	3.88%	4.88%
Expected life	5 years	5 years	3-5 years
Expected volatility	78.28%	59.06%	59.95%-62.03%
Expected dividend	0%	0%	0%

For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the option rights vesting periods.  Had the Company and ASE Test recorded compensation costs based on the estimated grant date fair value, as defined by U.S. SFAS No. 123, the Company’s net income (loss) under U.S. GAAP would have been reduced to the pro forma amounts below.

	Year Ended December 31
	2004	2005
	NT$	NT$

Net income (loss) based on U.S. GAAP	4,297,073	(5,530,526)
Stock - based compensation expense (net of tax)	(375,135)	(424,746)

Pro forma net income (loss) based on U.S. GAAP	3,921,938	(5,955,272)

Report EPS
Basic	1.02	(1.27)
Diluted	0.95	(1.27)
Pro forma EPS
Basic	0.93	(1.37)
Diluted	0.87	(1.37)
Reported EPS per ADS
Basic	5.08	(6.35)
Diluted	4.76	(6.35)
Pro forma EPS per ADS
Basic	4.64	(6.84)
Diluted	4.35	(6.84)

The pro forma amounts reflect compensation expense related to the Company’s 2004 option plan and ASE Test’s 1999, 2000 and 2004 option plans granted and vested only.  In future years, the annual compensation expense may increase relative to the fair value of the options granted and vested in those future years.

f.	In accordance with U.S. SFAS No. 130 “Reporting Comprehensive Income”, the statements of comprehensive income (loss) for the years ended December 31, 2004, 2005 and 2006 are presented below:
	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$

Net income (loss) based on U.S. GAAP	4,297,073	(5,530,526)	14,122,696	433,345
Translation adjustments on subsidiaries, net of income tax benefit (expense) of NT$229,805 thousand,NT$108,033 thousand NT$64,535 thousand in 2004, 2005 and 2006, respectively	(689,415)	324,099	193,605	5,941

(Continued)

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$

Unrealized gain on financial assets	-	-	486,314	14,922
Unrecognized pension cost	11,427	(12,711)	(1,621)	(49)

Comprehensive income (loss)	3,619,085	(5,219,138)	14,800,994	454,159

g.    U.S. GAAP cash flow information

The Company applies ROC SFAS No. 17, “Statement of Cash Flows”. Its objectives and principles are similar to those set out in the U.S. SFAS No. 95, “Statement of Cash Flows”.  Summarized cash flow data by operating, investing and financing activities in accordance with U.S. SFAS No. 95 are as follows:

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$
Cash flows
Net cash provided by operating activities	19,138,910	18,675,367	37,280,483	1,143,924
Net cash used in investing activities	(31,048,930)	(11,631,958)	(22,104,508)	(678,260)
Net cash provided by financing activities	9,231,912	(16,056)	(12,551,518)	(385,134)
Net decrease in cash	(2,678,108)	7,027,353	2,624,457	80,530
Cash, beginning of year	8,562,425	5,975,103	13,263,788	406,990
Effect of first inclusion for consolidation of the subsidiary	-	-	4,564	140
Effect of exchange rate changes in cash	90,786	261,332	(162,734)	(4,994)

Cash, end of year	5,975,103	13,263,788	15,730,075	482,666

The significant reclassifications for U.S. GAAP cash flow statements pertain to the compensation to directors and supervisors and bonuses to employees shown in the operating activity under U.S. GAAP as opposed to financing activities under ROC GAAP.

h.    Goodwill

On January 1, 2002, the Company adopted U.S. SFAS No. 142, which requires that goodwill no longer be amortized, and instead, be tested for impairment on a periodic basis.  In conjunction with the implementation of U.S. SFAS No. 142, the Company completed a goodwill impairment review as of January 1, 2002 using a fair-value based approach in accordance with the provision of the standard and found no impairment.

The Company completed its annual goodwill impairment test at December 31, 2002 and determined that it had impairment of NT$2,213,045 thousand relating to the remaining goodwill associated with its acquisition of ASE Test.  The Company also completed its annual goodwill impairment test on December 31, 2004 and determined impairment of NT$1,337,670 thousand of the remaining goodwill associated with its acquisition of ISE Labs.  As of December 31, 2005 and 2006, the Company had goodwill of NT$3,366,475 thousand and NT$3,354,727 thousand (US$102,937 thousand) primarily from the reporting units of the testing operations, respectively.

Changes in the carrying amount of goodwill for the years ended December 31, 2005 and 2006, by reportable segment, are as follows:

	Packaging	Testing	Other	Total
	NT$	NT$	NT$	NT$	US$

Balance as of December 31, 2004	844,940	1,974,375	511,571	3,330,886	101,551
Translation adjustment	(1,031)	36,155	465	35,589	1,085
Balance as of December 31, 2005	843,909	2,010,530	512,036	3,366,475	102,636
Translation adjustment	(737)	(10,883)	(128)	(11,748)	301
Balance as of December 31, 2006	843,172	1,999,647	511,908	3,354,727	102,937

i.      Earnings per share

U.S. SFAS No. 128 requires the presentation of basic and diluted earnings per share.  Basic net income per share is computed based on the weighted average number of common shares outstanding during the period.  Diluted net income per share includes the effect of diluted equivalent common shares (stock options issued during the period using the treasury stock method).

The following table represents the computation of basic and diluted earnings (loss) per share for each of the years ended at December 31:

	2004	2005	2006
	NT$	NT$	NT$	US$

Basic EPS
Net income (loss)	4,297,073	(5,530,526)	14,122,696	433,345
Effect of ASE Test’s stock option plans	-	-	(1,663)	(51)
Interest, net of tax, paid on convertible bonds	163,549	-	168,993	5,185

Diluted EPS
Net income (loss)	4,460,622	(5,530,526)	14,290,026	438,479

Weighted average shares outstanding
Basic	4,229,632,582	4,352,673,959	4,404,843,421	4,404,843,421
Effect of dilutive securities	279,477,316	-	256,356,722	256,356,722

Diluted	4,509,109,898	4,352,673,959	4,661,200,143	4,661,200,143

Diluted earnings per share exclude 227,341 thousand options and convertible bonds for the year ended December 31, 2005 as a result of net loss, and they could be dilutive in the future. In 2004 and 2006, no options or convertible bonds were excluded from the calculation of diluted EPS.

The denominator used for purposes of calculating earnings (loss) per ADS was the above-mentioned weighted average outstanding shares divided by five (one ADS represents five common shares).  The numerator was the same as mentioned in the above EPS calculation.