Form 20-F/A
period 2006-12-31
ADVANCED SEMICONDUCTOR ENGINEERING INC
filed 2007-07-05
CIK 1122411

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(AMENDMENT NO. 1)
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

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A amends our annual report on Form 20-F for the year ended December 31, 2006, which was filed with the Securities and Exchange Commission on June 25, 2007.  This Amendment No. 1 is being made solely for the purpose of including the conformed signature of Deloitte & Touche and deleting the two paragraphs entitled, "Notice to Readers", in their Report of Independent Registered Public Accounting Firm included as part of our audited financial statements under Item 18.

2

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

The consolidated financial statements of the Company and the report thereon by its independent registered public accounting firm listed below are attached hereto as follows:

(a)	Report of Independent Registered Public Accounting Firm of the Company dated April 30, 2007 (page F-1 to F-2).

(b)	Consolidated Balance Sheets of the Company and subsidiaries as of December 31, 2005 and 2006 (page F-3).

(c)	Consolidated Statements of Income of the Company and subsidiaries for the years ended December 31, 2004, 2005 and 2006 (page F-4 to F-6).

(d)	Consolidated Statements of Changes in Shareholders’ Equity of the Company and subsidiaries for the years ended December 31, 2004, 2005 and 2006 (page F-7).

3

(e)	Consolidated Statements of Cash Flows of the Company and subsidiaries for the years ended December 31, 2004, 2005 and 2006 (pages F-8 to F-10).

(f)	Notes to Consolidated Financial Statements of the Company and subsidiaries (pages F-11 to F-72).

Item 19.  Exhibits

1.	Articles of Incorporation of the Registrant (English translation of Chinese).*

2.	(a)
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

4

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

(r)
Joint Venture Agreement dated as of July 14, 2006 among Advanced Semiconductor Engineering, Inc. and Powerchip Semiconductor Corp. relating to the establishment of, and our investment of 60.0% in, Power ASE.*

(s)	Sale and Purchase Agreement dated January 11, 2007 among J&R Holding Limited and Seacoast Profits Limited relating to our acquisition of 100% of GAPT.*

8.	List of Subsidiaries.*

12.	(a)	Certification of Jason C.S. Chang, Chief Executive Officer of Advanced Semiconductor Engineering, Inc. required by Rule 13a-14(a) of the Exchange Act.

(b)	Certification of Joseph Tung, Chief Financial Officer of Advanced Semiconductor Engineering, Inc. required by Rule 13a-14(a) of the Exchange Act.

13.
Certification of the Chief Executive Officer and the Chief Financial Officer of Advanced Semiconductor Engineering, Inc. required by Rule 13a-14(b) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code.

____________________
†	Does not contain portions for which confidential treatment has been granted.
*	Previously filed.

The Company agrees to furnish to the Securities and Exchange Commission upon request a copy of any instrument which defines the rights of holders of long-term debt of the Company and its consolidated subsidiaries.

5

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

By:	/s/ Joseph Tung
Joseph Tung
Chief Financial Officer

Date: July 5, 2007

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

/s/ Deloitte & Touche
Taipei, Taiwan
The Republic of China
April 30, 2007

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