Form 20-F
period 2007-12-31
ADVANCED SEMICONDUCTOR ENGINEERING INC
filed 2008-06-30
CIK 1122411

As filed with the Securities and Exchange Commission on June 30, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
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

Joseph Tung
Room 1901, No. 333, Section 1 Keelung Rd.
Taipei, Taiwan, 110
Republic of China
Tel:  886-2-8780-5489
Fax:  882-2-2757-6121
Email:  ir@aseglobal.com
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
Common Shares, par value NT$10.00 each	The New York Stock Exchange*

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

5,447,558,879 Common Shares, par value NT$10 each**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☑           No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐           No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑           No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ☑                 Accelerated filer ☐                 Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐        International Financial Reporting Standards as issued by the International Accounting Standards Board ☐        Other ☑

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐           Item 18 ☑

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐           No ☑

** As a result of the exercise of employee stock options and the conversion of our convertible bonds due September 2008 subsequent to December 31, 2007, as of May 30, 2008, we had 5,476,949,209 shares outstanding.

i

ii

USE OF CERTAIN TERMS

All references herein to (i) the “Company”, “ASE Group”, “ASE Inc.”, “we”, “us”, or “our” are to Advanced Semiconductor Engineering, Inc. and, unless the context requires otherwise, its subsidiaries, (ii) “ASE Test” are to ASE Test Limited and its subsidiaries, (iii) “ASE Test Taiwan” are to ASE Test, Inc., a company incorporated under the laws of the ROC, (iv) “ASE Test Malaysia” are to ASE Electronics (M) Sdn. Bhd., a company incorporated under the laws of Malaysia, (v) “ISE Labs” are to ISE Labs, Inc., a corporation incorporated under the laws of the State of California, (vi) “Universal Scientific” are to Universal Scientific Industrial Co., Ltd., a company incorporated under the laws of the ROC, (vii) “ASE Material” are to ASE Material Inc., a company previously incorporated under the laws of the ROC that merged into ASE Inc. on August 1, 2004, (viii) “ASE Korea” are to ASE (Korea) Inc., a company incorporated under the laws of the Republic of Korea, (ix) “ASE Chung Li” are to ASE (Chung Li) Inc., a company previously incorporated under the laws of the ROC that merged into ASE Inc. on August 1, 2004, (x) “ASE Shanghai” are to ASE (Shanghai) Inc., a company incorporated under the laws of the PRC, (xi) “Hung Ching” are to Hung Ching Development & Construction Co. Ltd., a company incorporated under the laws of the ROC, (xii) “ASE Electronics” are to ASE Electronics Inc., a company incorporated under the laws of the ROC, (xiii) “Power ASE” are to Power ASE Technology, Inc., a company incorporated under the laws of the ROC, (xiv) “ASESH AT” are to ASE Assembly & Test (Shanghai) Limited, formerly known as Global Advanced Packaging Technology Limited, a company incorporated under the laws of the PRC, (xv) “GAPT” are to Global Advanced Packaging Technology Limited, now known as ASE Assembly & Test (Shanghai) Limited, a company incorporated under the laws of the PRC, (xvi) “ASE Japan” are to ASE Japan Co. Ltd., a company incorporated under the laws of Japan, (xvii) “ASEN” are to Suzhou ASEN Semiconductors Co., Ltd., a company incorporated under the laws of the PRC, (xviii) the “Securities Act” are to the U.S. Securities Act of 1933, as amended, and (xvix) the “Exchange Act” are to the U.S. Securities Exchange Act of 1934, as amended.

All references to the “Republic of China”, the “ROC” and “Taiwan” are to the Republic of China, including Taiwan and certain other possessions.  All references to “Korea” or “South Korea” are to the Republic of Korea.  All references to the “PRC” are to the People’s Republic of China and exclude Taiwan, Macau and Hong Kong.

We publish our financial statements in New Taiwan dollars, the lawful currency of the ROC.  In this annual report, references to “United States dollars”, “U.S. dollars” and “US$” are to the currency of the United States; references to “New Taiwan dollars”, “NT dollars” and “NT$” are to the currency of the ROC; references to “RMB” are to the currency of the PRC; references to “JP¥” are to the currency of Japan; references to “EUR” are to the currency of the European Union; and references to “KRW” are to the currency of the Republic of Korea.  Unless otherwise noted, all translations from NT dollars to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in NT dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2007, which was NT$32.43=US$1.00.  All amounts translated into U.S. dollars in this annual report are provided solely for your convenience and no representation is made that the NT dollar or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or NT dollars, as the case may be, at any particular rate or at all.  On May 30, 2008, the noon buying rate was NT$30.37=US$1.00.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, including statements regarding our future results of operations and business prospects.  Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this annual report.  We were not involved in the preparation of these projections.  The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this annual report.  Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor packaging and testing services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new packaging, interconnect materials and testing technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the ROC and the PRC; general economic and political conditions; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, see “Item 3.  Key Information—Risk Factors.”

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information

SELECTED FINANCIAL DATA

The selected consolidated statement of operations data and cash flow data for the years ended December 31, 2005, 2006 and 2007, and the selected consolidated balance sheet data as of December 31, 2006 and 2007, set forth below are derived from our audited consolidated financial statements included in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements. The selected consolidated statement of operations data and cash flow data for the years ended December 31, 2003 and 2004 and the selected consolidated balance sheet data as of December 31, 2003, 2004 and 2005 set forth below are derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted in the ROC, or ROC GAAP, which differ in some material respects from accounting principles generally accepted in the United States of America, or U.S. GAAP. See note 31 to our consolidated financial statements for a description of the significant differences between ROC GAAP and U.S. GAAP for the periods covered by these consolidated financial statements.

	As of and for the Year Ended December 31,
	2003	2004		2005	2006	2007
	NT$	NT$		NT$	NT$	NT$	US$
	(in millions, except earnings per share and per ADS data)
ROC GAAP:
Statement of Operations Data:
Net revenues	55,728.4	75,237.7		84,035.8	100,423.6	101,163.1	3,119.4
Cost of revenues	(45,118.0)	(59,641.1)		(69,518.0)	(71,643.3)	(72,074.7)	(2,222.5)
Gross profit	10,610.4	15,596.6		14,517.8	28,780.3	29,088.4	896.9
Operating expenses:
Selling	(1,204.9)	(1,341.1)		(1,100.0)	(1,320.6)	(1,068.6)	(32.9)
General and administrative	(3,170.1)	(3,840.0)		(4,284.3)	(4,381.3)	(5,438.5)	(167.7)
Goodwill amortization	(819.3)	(877.6)		(528.9)	—	—	—
Research and development	(2,342.9)	(2,581.1)		(2,785.4)	(2,632.0)	(3,284.1)	(101.3)
Total operating expenses	(7,537.2)	(8,639.8)		(8,698.6)	(8,333.9)	(9,791.2)	(301.9)
Income from operations	3,073.2	6,956.8		5,819.2	20,446.4	19,297.2	595.0
Non-operating income (expense):
Equity in earnings (losses) of equity method investees, net	(20.1)	(174.4)		180.8	315.7	345.7	10.7
Goodwill amortization	(220.6)	(220.6)		(106.5)	—	—	—
Foreign exchange gain (loss), net(1)	(386.8)	222.4		154.3	92.8	403.5	12.4
Realized loss on long-term investments	(354.8)	—		—	—	—	—
Interest expense, net	(1,304.4)	(894.4)		(1,397.7)	(1,213.9)	(1,225.8)	(37.8)
Impairment loss	—	(1,950.1)		—	—	(994.7)	(30.7)
Gain on insurance settlement and impairment recovery	—	—		—	4,574.5	—	—
Loss on fire damage	—	—		(8,838.1)	—	—	—
Other investment loss	—	(512.0	) (2)	—	—	—	—
Others, net(1)	503.9	(464.8)		(1,485.8)	(1,964.1)	(474.0)	(14.6)
Income (loss) before income tax	1,290.4	2,962.9		(5,673.8)	22,251.4	17,351.9	535.0
Income tax benefit (expense)	1,278.7	1,397.0		118.6	(2,084.8)	(3,357.4)	(103.5)
Income (loss) from continuing operations	2,569.1	4,359.9		(5,555.2)	20,166.6	13,994.5	431.5
Discontinued operations(3)	196.8	568.2		353.7	—	—	—

	As of and for the Year Ended December 31,
	2003	2004		2005	2006		2007
	NT$	NT$		NT$	NT$		NT$	US$
	(in millions, except earnings per share and per ADS data)

Extraordinary loss, net of income tax benefit	(75.7)	—		—	—		—	—
Cumulative effect of change in accounting principle	—	(26.8	) (4)	—	(342.5	) (5)	—	—
Minority interest in net loss (income) of subsidiaries	52.6	(691.6)		510.3	(2,407.9)		(1,829.2)	(56.4)
Net income (loss) attributable to shareholders of parent company	2,742.8	4,209.7		(4,691.2)	17,416.2		12,165.3	375.1
Income (loss) from continuing operations per common share	0.55	0.74		(1.00)	3.48		2.34	0.07
Earnings (loss) per common share(6):
Basic	0.57	0.85		(0.92)	3.41		2.34	0.07
Diluted	0.57	0.83		(0.92)	3.25		2.26	0.07
Dividends per common share(7)	1.00	0.57		1.00	—		1.48	0.05
Earnings (loss) per equivalent ADS(6):
Basic	2.87	4.26		(4.62)	17.05		11.69	0.36
Diluted	2.85	4.15		(4.62)	16.26		11.29	0.35
Number of common shares(8):
Basic	4,771.5	4,944.3		5,066.9	5,106.7		5,202.6	5,202.6
Diluted	4,815.6	5,270.2		5,066.9	5,407.8		5,436.4	5,436.4
Number of equivalent ADSs:
Basic	954.3	988.9		1,013.4	1,021.3		1,040.5	1,040.5
Diluted	963.1	1,054.0		1,013.4	1,081.6		1,087.3	1,087.3
Balance Sheet Data:
Current assets:
Cash	8,562.4	5,975.1		13,263.8	15,730.1		17,157.9	529.1
Financial assets—current(1)(9)	3,017.8	3,194.2		4,358.7	10,904.3		11,058.3	341.0
Notes and accounts receivable, net	12,909.7	13,676.2		15,585.6	11,454.9		18,747.5	578.1
Inventories	4,691.8	9,437.3		7,757.1	5,674.0		5,596.9	172.6
Others	2,276.2	3,612.1		6,578.8	4,999.5		4,341.4	133.8
Total	31,457.9	35,894.9		47,544.0	48,762.8		56,902.0	1,754.6
Long-term investments	6,342.8	4,907.4		4,898.1	5,734.5		4,850.2	149.6
Property, plant and equipment, net	67,339.9	82,339.9		68,040.8	73,543.8		81,788.3	2,522.0
Intangible assets	4,596.2	3,959.8		3,589.1	3,449.0		4,732.3	145.9
Other assets	4,587.4	6,848.9		7,053.5	5,550.8		4,104.6	126.6
Total assets	114,324.2	133,950.9		131,125.5	137,040.9		152,377.4	4,698.7
Short-term borrowings(10)	14,090.2	6,852.8		10,523.1	8,499.1		15,773.9	486.4
Long-term debts(11)	30,840.1	46,529.6		42,862.1	29,398.3		23,936.0	738.1
Other liabilities(12)	14,193.7	20,851.9		22,890.0	22,016.7		22,927.6	707.0
Total liabilities	59,124.0	74,234.3		76,275.2	59,914.1		62,637.5	1,931.5
Capital stock	35,802.8	41,000.0		45,573.7	45,925.1		54,475.6	1,679.8
Minority interest in consolidated subsidiaries	10,077.6	8,404.8		7,902.0	11,106.9		14,566.5	449.2
Total shareholders’ equity	55,200.2	59,716.6		54,850.3	77,126.8		89,739.9	2,767.2
Cash Flow Data:
Net cash outflow from acquisition of property, plant and equipment	(17,332.0)	(28,521.4)		(15,611.5)	(17,764.2)		(17,190.4)	(530.1)
Depreciation and amortization	12,766.6	14,786.3		15,032.8	14,488.2		16,626.2	512.7
Net cash inflow from operating activities	13,224.3	19,206.7		18,751.1	37,290.0		28,306.8	872.9
Net cash inflow from sale of ASE Inc. common shares	2,850.5	—		—	—		—	—
Net cash outflow from investing activities	(18,370.5)	(31,048.9)		(11,632.0)	(22,104.5)		(18,108.4)	(558.4)
Net cash inflow (outflow) from financing activities	4,090.8	9,164.2		(91.8)	(12,561.1)		(8,488.9)	(261.8)
Segment Data:
Net revenues:
Packaging	43,443.5	58,261.8		66,022.9	76,820.5		78,516.3	2,421.1
Testing	12,142.4	16,473.9		17,122.0	21,429.6		20,007.8	616.9
Others	142.5	502.0		890.9	2,173.5		2,639.0	81.4
Gross profit (loss):
Packaging	7,749.4	11,146.0		10,128.7	19,280.8		20,589.7	634.9
Testing	2,855.3	4,332.7		4,433.1	8,728.2		7,602.9	234.4
Others	5.7	117.9		(44.0)	771.4		895.8	27.6

	As of and for the Year Ended December 31,
	2003	2004		2005	2006		2007
	NT$	NT$		NT$	NT$		NT$	US$
	(in millions, except earnings per share and per ADS data)
U.S. GAAP:
Statement of Operations Data:
Net revenues	55,728.4	75,237.7		84,035.8	100,423.6		101,163.1	3,119.4
Cost of revenues	(46,399.0)	(60,030.0)		(70,544.4)	(73,366.9)		(75,134.7)	(2,316.8)
Gross profit	9,329.4	15,207.7		13,491.4	27,056.7		26,028.4	802.6
Total operating expenses	(7,079.3)	(7,227.6)		(21,882.8)	(10,113.8)		(11,108.7)	(342.6)
Income (loss) from operations	2,250.1	7,980.1		(8,391.4)	16,942.9		14,919.7	460.0
Non-operating income (expense)	(1,238.4)	(5,127.2)		1,958.5	1,448.4		71.4	2.2
Income tax benefit (expense)	1,289.7	1,506.1		190.3	(1,980.7)		(3,262.5)	(100.6)
Discontinued operations(3)	196.8	568.2		353.7	—		—	—
Extraordinary loss	(75.7)	—		—	—		—	—
Cumulative effect of change in accounting principle	—	(26.8	)(4)	—	(296.5	)(13)	—	—
Minority interest in net loss (income) of subsidiaries	(70.5)	(603.3)		358.4	(1,991.4)		(1,797.5)	(55.4)
Net income (loss)	2,352.0	4,297.1		(5,530.5)	14,122.7		9,931.1	306.2
Earnings (loss) per common share(6):
Basic	0.50	0.88		(1.10)	2.77		1.91	0.06
Diluted	0.49	0.85		(1.10)	2.64		1.85	0.06
Earnings (loss) per equivalent ADS(6):
Basic	2.49	4.38		(5.48)	13.83		9.54	0.29
Diluted	2.47	4.27		(5.48)	13.22		9.23	0.28
Number of common shares(14):
Basic	4,725.5	4,903.6		5,046.2	5,106.7		5,202.6	5,202.6
Diluted	4,769.1	5,227.6		5,046.2	5,403.9		5,444.0	5,444.0
Number of equivalent ADSs:
Basic	945.1	980.7		1,009.2	1,021.3		1,040.5	1,040.5
Diluted	953.8	1,045.5		1,009.2	1,080.8		1,088.8	1,088.8
Balance Sheet Data:
Current assets
Cash	8,562.4	5,975.1		13,263.8	15,730.1		17,157.9	529.1
Financial assets—current(1)(9)	3,022.9	3,198.4		4,375.0	10,904.3		11,058.3	341.0
Notes and accounts receivable, net	12,909.8	13,676.2		15,585.6	11,454.9		18,747.5	578.1
Inventories	4,691.8	9,437.3		7,757.1	5,674.0		5,596.9	172.6
Others	2,276.2	3,612.1		6,578.8	4,999.5		4,341.4	133.8
Total	31,463.1	35,899.1		47,560.3	48,762.8		56,902.0	1,754.6
Long-term investments	5,571.4	3,377.6		3,469.2	4,266.9		3,045.4	93.9
Property, plant and equipment, net	66,947.6	81,849.1		67,547.9	70,894.1		80,036.6	2,468.0
Intangible assets	3,100.8	3,954.4		4,112.6	3,972.4		5,255.8	162.1
Other assets	4,637.8	7,008.5		7,284.7	5,834.8		3,766.7	116.1
Total assets	111,720.7	132,088.7		129,974.7	133,731.1		149,006.5	4,594.7
Short-term borrowings(10)	14,090.2	6,852.8		10,523.1	8,499.1		15,773.9	486.4
Long-term debts(11)	30,840.1	46,529.6		42,862.1	29,398.3		23,936.0	738.1
Other liabilities(12)	14,351.8	21,465.2		23,397.2	24,228.3		24,746.0	763.0
Total liabilities	59,282.1	74,847.6		76,782.4	62,125.7		64,455.9	1,987.5
Minority interest	10,345.1	8,584.0		8,233.0	11,021.3		14,449.2	445.6
Capital stock	35,802.0	41,000.0		45,573.7	45,925.1		54,475.6	1,679.8
Total shareholders’ equity	42,093.5	48,657.1		44,959.3	60,584.1		70,101.4	2,161.6

(1)
As a result of our adoption of the ROC Statement of Financial Accounting Standards, or ROC SFAS, No. 34 “Financial Instruments: Recognition and Measurement”, and ROC SFAS No. 36, “Financial Instruments: Disclosure and Presentation” on January 1, 2006, the balances in 2004 and 2005 were reclassified to be consistent with the classification used in our consolidated financial statements for 2006. The balances in 2003 were not reclassified. See note 3 to our consolidated financial statements included in this annual report.

(2)	Represents an impairment charge of NT$512.0 million relating to our long-term investment in our unconsolidated affiliate Universal Scientific.
(3)
Amount for 2005 includes income from discontinued operations of NT$121.0 million and gain on disposal of discontinued operations of NT$232.7 million, net of income tax expense. In October 2005, ASE Test disposed of its camera module assembly operations in Malaysia.  Such operations were formerly classified as part of its packaging operations. Information in this annual report from our consolidated statements of operations for the years ended December 31, 2003, 2004 and 2005 has been adjusted to reflect the reclassification of ASE Test’s camera module assembly operations as discontinued operations. Information from our consolidated statements of cash flows was appropriately not adjusted.

(4)	Represents the cumulative effect of our change from using the weighted-average method to using the moving-average method to price our raw materials and supplies.
(5)
Represents the cumulative effect of our adoption of ROC SFAS No. 34 “Financial Instrument: Recognition and Measurement” and ROC SFAS, No. 36 “Financial Instruments: Disclosure and Presentation.”   See note 3 to our consolidated financial statements included in this annual report.

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

(9)	Includes financial assets at fair value through profit or loss, available-for-sale financial assets and held-to-maturity financial assets.
(10)	Includes current portions of bonds payable, long-term bank loans and capital lease obligations.
(11)	Excludes current portions of bonds payable, long-term bank loans and capital lease obligations.
(12)	Includes current liabilities other than short-term borrowings.
(13)	Represents the cumulative effect of our adoption of U.S. SFAS No. 123R, “Share-Based Payment.” See note 32 to our consolidated financial statements included in this annual report.
(14)	Represents the weighted average number of common shares after retroactive adjustments to give effect to stock dividends.

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

	NT Dollars per U.S. Dollar Noon Buying Rate
	Average	High	Low	Period-End
2003	34.40	34.98	33.72	33.99
2004	33.37	34.16	33.10	33.24
2005	32.13	33.77	30.65	32.80
2006	32.51	33.31	31.28	32.59
2007	32.85	33.41	32.26	32.43
December	32.41	32.53	32.30	32.43

	NT Dollars per U.S. Dollar Noon Buying Rate
	Average	High	Low	Period-End
2008
January	32.36	32.49	32.15	32.15
February	31.61	32.03	30.90	30.92
March	30.58	31.09	29.99	30.37
April	30.36	30.52	30.24	30.47
May	30.59	30.99	30.36	30.37

Source: Federal Reserve Statistical Release, Board of Governors of the Federal Reserve System.

On May 30, 2008, the noon buying rate was NT$30.37=US$1.00.

CAPITALIZATION AND INDEBTEDNESS

Not applicable.

REASON FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

RISK FACTORS

Risks Relating to Our Business

Since we are dependent on the highly cyclical semiconductor industry and conditions in the markets for the end-use applications of our products, our revenues and net income may fluctuate significantly.

Our semiconductor packaging and testing business is affected by market conditions in the highly cyclical semiconductor industry. All of our customers operate in this industry, and variations in order levels from our customers and service fee rates may result in volatility in our revenues and net income. From time to time, the semiconductor industry has experienced significant, and sometimes prolonged, downturns. As our business is, and will continue to be, dependent on the requirements of semiconductor companies for independent packaging and testing services, any future downturn in the semiconductor industry would reduce demand for our services. For example, in the fourth quarter of 2000, a worldwide downturn resulted in a significant deterioration in the average selling prices of, as well as demand for, our services in 2001, and adversely affected our operating results in 2001. Although the semiconductor industry has experienced a recovery since 2002, we expect market conditions to continue to exert downward pressure on the average selling prices for our packaging and testing services. If we cannot reduce our costs or adjust our product mix to sufficiently offset any decline in average selling prices, our profitability will suffer and we may incur losses.

Market conditions in the semiconductor industry depend to a large degree on conditions in the markets for the end-use applications of semiconductor products, such as communications, computer and consumer electronics products. Any deterioration of conditions in the markets for the end-use applications of the semiconductors we package and test would reduce demand for our services, and would likely have a material adverse effect on our financial condition and results of operations. In 2005, approximately 37.0%, 29.3% and 30.9% of our net revenues were attributed to the packaging and testing of semiconductors used in communications, computer, and consumer electronics applications, respectively. In 2006, approximately 37.2%, 24.7% and 37.3% of our net revenues were attributed to the packaging and testing of semiconductors used in communications, computer, and consumer electronics applications, respectively. In 2007, approximately 44.5%, 22.8% and 32.1% of our net revenues were attributed to the packaging and testing of semiconductors used in communications, computer, and consumer electronics applications, respectively. Each of the markets for end-use applications is subject to intense competition and significant shifts in demand, which could put pricing pressure on the packaging and testing services provided by us and adversely affect our revenues and net income.

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

Our operating results have varied significantly from period to period and may continue to vary in the future. Downward fluctuations in our operating results may result in decreases in the market price of the common shares and the ADSs. Among the more important factors affecting our quarterly and annual operating results are the following:

•	changes in general economic and business conditions, particularly given the cyclical nature of the semiconductor industry and the markets served by our customers;

•	our ability to quickly adjust to unanticipated declines or shortfalls in demand and market prices for our packaging and testing services, due to our high percentage of fixed costs;

•	changes in prices for our packaging and testing services;

•	volume of orders relative to our packaging and testing capacity;

•	changes in costs and availability of raw materials, equipment and labor;

•	timing of capital expenditures in anticipation of future orders;

•	our ability to design and produce advanced and cost-competitive interconnect materials;

•	fluctuations in the exchange rate between the NT dollar and foreign currencies, especially the U.S. dollar; and

•	earthquakes, drought, epidemics and other natural disasters, as well as industrial and other incidents such as fires and power outages.

Due to the factors listed above, our future operating results or growth rates may be below the expectations of research analysts and investors. If so, the market price of the common shares and the ADSs, and thus the market value of your investment, may fall.

If we are not successful in maintaining and enhancing our in-house interconnect materials capabilities, our margins and profitability may be adversely affected.

We expect that interconnect materials will become an increasingly important value-added component of the semiconductor packaging business as technology migrates from the traditional wirebonding process towards the flip-chip wafer bumping process and interconnect materials such as advanced substrates represent a higher percentage of the cost of the packaging process. As a result, we expect that we will need to offer more advanced interconnect materials designs and production processes in order to respond to competitive industry conditions and customer requirements. In particular, our competitive position will depend to a significant extent on our ability to design and produce interconnect materials that are comparable to or better than those produced by independent suppliers and others. Many of these independent suppliers have dedicated greater resources than we have for the research and development and design and production of interconnect materials. In addition, we may not be able to acquire the technology and personnel that would enable us to further develop our in-house expertise and enhance our design and production capabilities. We have enhanced our interconnect materials capabilities through our operations originally conducted through ASE Material and now conducted through our wholly-owned subsidiary ASE Electronics and the operations of ASE Shanghai.  For more information on our interconnect materials operations, see “Item 4. Information on the Company—Business Overview—Principal Products and Services—Packaging Services—Interconnect Materials.” If we are unable to maintain and enhance our in-house interconnect materials expertise to offer advanced interconnect materials that meet the requirements of our customers, we may become less competitive and our margins and profitability may suffer as a result.

Due to our high percentage of fixed costs, we will be unable to maintain our gross margin at past levels if we are unable to achieve relatively high capacity utilization rates.

Our operations, in particular our testing operations, are characterized by relatively high fixed costs. We expect to continue to incur substantial depreciation and other expenses in connection with our previous acquisitions of packaging and testing equipment and facilities.  Our profitability depends not only on the pricing levels for our services, but also on utilization rates for our packaging and testing machinery and equipment, commonly referred to as “capacity utilization rates.” In particular, increases or decreases in our capacity utilization rates can significantly affect gross margins since the unit cost of packaging and testing services generally decreases as fixed costs are allocated over a larger number of units. In periods of low demand, we experience relatively low capacity utilization rates in our operations, which leads to reduced margins. For example, in 2001, we experienced lower than anticipated utilization rates in our operations due to a significant decline in worldwide demand for our packaging and testing services, which resulted in reduced margins during that period. Although our capacity utilization rates have improved, we cannot assure you that we will be able to maintain or surpass our past gross margin levels if we cannot consistently achieve or maintain relatively high capacity utilization rates.

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

Our capital requirements are difficult to plan in our highly cyclical and rapidly changing industry. We will need capital to fund the expansion of our facilities as well as fund our research and development activities in order to remain competitive. We believe that our existing cash, marketable securities, expected cash flow from operations and existing credit lines under our loan facilities will be sufficient to meet our capital expenditures, working capital, cash obligations under our existing debt and lease arrangements, and other requirements for at least the next twelve months. However, future capacity expansions or market or other developments may cause us to require additional funds. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

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

We are a party to numerous loan and other agreements relating to the incurrence of debt, many of which include restrictive covenants and broad default provisions. In general, covenants in the agreements governing our existing debt, and debt we may incur in the future, may materially restrict our operations, including our ability to incur debt, pay dividends, make certain investments and payments, other than in connection with restructurings of consolidated entities, and encumber or dispose of assets. In the event of a prolonged downturn in the demand for our services as a result of a downturn in the worldwide semiconductor industry or otherwise, we cannot assure you that we will be able to remain in compliance with our financial covenants which, as a result, may lead to a default. In addition, on May 30, 2008, we acquired, by way of a scheme of arrangement under Singapore law, all the outstanding ordinary shares of ASE Test that we did not already directly or indirectly own, making ASE Test our wholly-owned subsidiary. See “Item 4. Information on the Company—History and Development of the Company—ASE Test Share Acquisition and Privatization.” To finance the transaction, we entered into two syndicated loan agreements in amounts of NT$24,750.0 million and US$200.0 million, which may make it more difficult for us to maintain certain financial ratios or to incur additional debt to fund our operations, expansion or other initiatives. Furthermore, a default under one agreement by us or one of our subsidiaries may also trigger cross-defaults under our other agreements. In the event of default, we may not be able to cure the default or obtain a waiver on a timely basis. An event of default under any agreement governing our existing or future debt, if not cured or waived, could have a material adverse effect on our liquidity, financial condition and results of operations.

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

We depend on the continued service of our executive officers and skilled technical and other personnel. Our business could suffer if we lose the services of any of these personnel and cannot adequately replace them. Although some of these management personnel have entered into employment agreements with us, they may nevertheless leave before the expiration of these agreements. We are not insured against the loss of any of our personnel. In addition, we may be required to increase substantially the number of these employees in connection with our expansion plans, and there is intense competition for their services in the semiconductor industry. We may not be able to either retain our present personnel or attract additional qualified personnel as and when needed. In addition, we may need to increase employee compensation levels in order to attract and retain our existing officers and employees and the additional personnel that we expect to require. Furthermore, a portion of the workforce at our facilities in Taiwan are foreign workers employed by us under work permits which are subject to government regulations on renewal and other terms. Consequently, our business could also suffer if the Taiwan regulations relating to the employment of foreign workers were to become significantly more restrictive or if we are otherwise unable to attract or retain these workers at a reasonable cost.

If we are unable to obtain additional packaging and testing equipment or facilities in a timely manner and at a reasonable cost, our competitiveness and future profitability may be adversely affected.

The semiconductor packaging and testing businesses are capital intensive and require significant investment in expensive equipment manufactured by a limited number of suppliers. The market for semiconductor packaging and testing equipment is characterized, from time to time, by intense demand, limited supply and long delivery cycles. Our operations and expansion plans depend on our ability to obtain a significant amount of such equipment from a limited number of suppliers. From time to time we have also leased certain equipment. We have no binding supply agreements with any of our suppliers and acquire our packaging and testing equipment on a purchase order basis, which exposes us to changing market conditions and other substantial risks. For example, shortages of capital equipment could result in an increase in the price of equipment and longer delivery times. Semiconductor packaging and testing also require us to operate sizeable facilities. If we are unable to obtain equipment or facilities in a timely manner, we may be unable to fulfill our customers’ orders, which could adversely affect our growth prospects as well as financial condition and results of operations. See “Item 4. Information on the Company—Business Overview—Equipment.”

Fluctuations in exchange rates could result in foreign exchange losses.

Currently, the majority of our revenues from packaging and testing services are denominated in U.S. dollars, with a portion denominated in NT dollars and Japanese yen. Our cost of revenues and operating expenses associated with packaging and testing services, on the other hand, are incurred in several currencies, primarily NT dollars and U.S. dollars, as well as, to a lesser extent, Korean won, Japanese yen, Malaysian ringgit and PRC renminbi.  In addition, a substantial portion of our capital expenditures, primarily for the purchase of packaging and testing equipment, has been, and is expected to continue to be, denominated in U.S. dollars, with much of the remainder in Japanese yen. Fluctuations in exchange rates, primarily among the U.S. dollar, the NT dollar, the Japanese yen and the PRC renminbi, will affect our costs and operating margins. In addition, these fluctuations could result in exchange losses and increased costs in NT dollar and other local currency terms. Despite hedging and mitigating techniques implemented by us, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations.  We incurred foreign exchange gains of NT$154.3 million, NT$92.8 million and NT$403.5 million (US$12.4 million) in 2005, 2006 and 2007, respectively.  See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk—Foreign Currency Exchange Rate Risk.”

The loss of a large customer or disruption of our strategic alliance or other commercial arrangements with semiconductor foundries and providers of other complementary semiconductor manufacturing services may result in a decline in our revenues and profitability.

Although we have over 200 customers, we have derived and expect to continue to derive a large portion of our revenues from a small group of customers during any particular period due in part to the concentration of market share in the semiconductor industry. Our five largest customers together accounted for approximately 30.6%, 26.0% and 24.8% of our net revenues in 2005, 2006 and 2007, respectively. No customer accounted for more than 10% of our net revenues in 2005, 2006 and 2007. The demand for our services from a customer is directly dependent upon that customer’s level of business activity, which could vary significantly from year to year. Our key customers typically operate in the cyclical semiconductor business and, in the past, have varied, and may vary in the future, order levels significantly from period to period. Some of these companies are relatively small, have limited operating histories and financial resources, and are highly exposed to the cyclicality of the industry. We cannot assure you that these customers or any other customers will continue to place orders with us in the future at the same levels as in past periods. The loss of one or more of our significant customers, or reduced orders by any one of them, and our inability to replace these customers or make up for such orders could adversely affect our revenues and profitability. In addition, we have in the past reduced, and may in the future be requested to reduce, our prices to limit the level of order cancellations. Any price reduction would likely reduce our margins and profitability.

Our strategic alliance with Taiwan Semiconductor Manufacturing Company Limited, or TSMC, one of the world’s largest dedicated semiconductor foundries, as well as our other commercial arrangements with providers of other complementary semiconductor manufacturing services, enable us to offer total semiconductor manufacturing solutions to our customers. This strategic alliance and any of our other commercial arrangements may be terminated at any time. A termination of this strategic alliance and other commercial arrangements, and our failure to enter into substantially similar alliances and commercial arrangements, may adversely affect our competitiveness and our revenues and profitability.

Our revenues and profitability may decline if we are unable to obtain adequate supplies of raw materials in a timely manner and at a reasonable price.

Our packaging operations require that we obtain adequate supplies of raw materials on a timely basis. Shortages in the supply of raw materials experienced by the semiconductor industry have in the past resulted in occasional price increases and delivery delays. For example, in 1999 and the first half of 2000, the industry experienced a shortage in the supply of advanced substrates used in ball grid array, or BGA, packaging. Raw materials such as advanced substrates are prone to supply shortages since such materials are produced by a limited number of suppliers such as Phoenix Precision Technology Corporation, Kinsus Interconnect Technology Corporation, SMI Electronic Devices Inc. and Nanya Printed Circuit Board Corporation. Our operations originally conducted through ASE Material and now conducted through our wholly-owned subsidiary ASE Electronics and the operations of ASE Shanghai have improved our ability to obtain advanced substrates on a timely basis and at a reasonable cost. However, we do not expect that our internal interconnect materials operations will be able to meet all of our interconnect materials requirements. Consequently, we will remain dependent on market supply and demand for our raw materials. Recent increases in gold prices have also affected the price at which we have been able to purchase gold wire, one of the principal raw materials we use in our packaging processes. We cannot guarantee that we will not experience shortages in the near future or that we will be able to obtain adequate supplies of raw materials in a timely manner or at a reasonable price. Our revenues and net income could decline if we are unable to obtain adequate supplies of high quality raw materials in a timely manner or if there are significant increases in the costs of raw materials that we cannot pass on to our customers.

Any environmental claims or failure to comply with any present or future environmental regulations, as well as any fire or other industrial accident, may require us to spend additional funds and may materially and adversely affect our financial condition and results of operations.

We are subject to various laws and regulations relating to the use, storage, discharge and disposal of chemical by-products of, and water used in, our packaging and interconnect materials production processes. Although we have not suffered material environmental claims in the past, the failure to comply with any present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of our operations. New regulations could require us to acquire costly equipment or to incur other significant expenses that we may not be able to pass on to our customers. See “Item 4. Information on the Company—Business Overview—Raw Materials and Suppliers—Packaging.” Additionally, any failure on our part to control the use, or adequately restrict the discharge, of hazardous substances could subject us to future liabilities that may have a material adverse effect on our financial condition and results of operations.

Our controlling shareholders may take actions that are not in, or may conflict with, our public shareholders’ best interest.

Members of the Chang family own, directly or indirectly, a controlling interest in our outstanding common shares.  See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.” Accordingly, these shareholders will continue to have the ability to exercise a controlling influence over our business, including matters relating to:

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

Our ability to compete successfully also depends, in part, on our ability to operate without infringing the proprietary rights of others. The semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. In January 2006, Tessera Inc. filed a suit against us and others alleging patent infringement. See “Item 8. Financial Information—Legal Proceedings.” Any litigation, whether as plaintiff or defendant and regardless of the outcome, is costly and diverts company resources.

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

We face risks associated with uncertainties in PRC laws and regulations.

We operate packaging and testing facilities in the PRC through our subsidiaries and joint ventures incorporated in the PRC. Under PRC laws and regulations, foreign investment projects, such as our subsidiaries and joint ventures, must obtain certain approvals from the relevant governmental authorities in the provinces or special economic zones in which they are located and, in some circumstances, from the relevant authorities in the PRC’s central government. Foreign investment projects must also comply with certain regulatory requirements. However, PRC laws and regulations are often subject to varying interpretations and means of enforcement, and additional approvals from the relevant governmental authorities may be required for the operations of our PRC subsidiaries and joint ventures.  If required, we cannot assure you that we will be able to obtain these approvals in a timely manner, if at all.  Because the PRC government holds significant discretion in determining matters relating to foreign investment, we cannot assure you that the relevant governmental authorities will not take action that is material and adverse to our PRC operations.

Any impairment charges may have a material adverse effect on our net income.

Under ROC GAAP and U.S. GAAP, we are required to evaluate our long-lived assets, including equipment and goodwill, for possible impairment at least annually or whenever there is an indication of impairment. If certain criteria are met, we are required to record an impairment charge.

With respect to long-lived assets, in 2005, we recognized a loss of NT$13,479.1 million on damage to our property, plant and equipment caused by a fire at our facilities in Chung Li, Taiwan. In 2006, we reversed NT$2,190.6 million of the impairment loss recognized in 2005 under ROC GAAP due to an increase in the estimated service potential of the relevant assets. In 2007, we recognized an impairment charge of NT$816.2 million (US$25.2 million) in connection with our flip-chip substrate production line as a result of idle capacity caused by lack of demand for certain applications. We also recognized impairment charges on goodwill in 2004 in connection with our holdings in ASE Test and ISE Labs. As of December 31, 2007, goodwill under ROC GAAP and U.S. GAAP amounted to NT$3,188.1 million (US$98.3 million) and NT$3,711.6 million (US$114.4 million), respectively.  See “Item 5. Operating and Financial Review and Prospects—Operating Results and Trend Information—Critical Accounting Policies and Estimates—Realizability of Long-Lived Assets” and “—Goodwill.”

We are unable to estimate the extent and timing of any impairment charges for long-lived assets or goodwill for future years under ROC GAAP or U.S. GAAP, and we cannot give any assurance that impairment charges will not be required in periods subsequent to December 31, 2007. Any impairment charge could have a material adverse effect on our net income.  The determination of an impairment charge at any given time is based significantly on our expected results of operations over a number of years in the future. As a result, an impairment charge is more likely to occur during a period in which our operating results and outlook are otherwise already depressed.

Risks Relating to Taiwan, ROC

Strained relations between the ROC and the PRC could negatively affect our business and the market value of your investment.

Our principal executive offices and our principal packaging and testing facilities are located in Taiwan and approximately 73.5%, 74.4% and 68.6% of our net revenues in 2005, 2006 and 2007, respectively, were derived from our operations in Taiwan. The ROC has a unique international political status. The government of the PRC asserts sovereignty over all of China, including Taiwan, and does not recognize the legitimacy of the ROC government. Although significant economic and cultural relations have been established in recent years between the ROC and the PRC, relations have often been strained and the PRC government has indicated that it may use military force to gain control over Taiwan in some circumstances, such as the declaration of independence by the ROC.  Political uncertainty could adversely affect the prices of our common shares and ADSs.  Relations between the ROC and the PRC and other factors affecting the political or economic conditions in Taiwan could have a material adverse effect on our financial condition and results of operations, as well as the market price and the liquidity of our common shares and ADSs.

Currently, we manufacture interconnect materials in the PRC through our wholly-owned subsidiary ASE Shanghai.  We also provide wire bond packaging and testing services in the PRC through our subsidiaries, ASESH AT, ASEN and ASE Weihai Inc. See “Item 4. Information on the Company—Organizational Structure—Our Consolidated Subsidiaries.” The ROC government currently restricts certain types of investments by ROC companies, including ourselves, in the PRC, including certain types of investments in facilities for the packaging and testing of semiconductors. In April 2006, these restrictions were amended to permit investments in facilities for certain less advanced wire bond packaging and testing services.  We do not know when or if such laws and policies governing investment in the PRC will be amended, and we cannot assure you that such ROC investment laws and policies will permit us to make further investments in the PRC in the future that we consider beneficial to us. Our growth prospects and profitability may be adversely affected if we are restricted from making certain additional investments in the PRC and are not able to fully capitalize on the growth of the semiconductor industry in the PRC.

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

Taiwan has experienced severe droughts in the past. Although we have not been directly affected by droughts, we are dependent upon water for our packaging and substrates operations and a drought could interrupt such operations. In addition, a drought could interrupt the manufacturing process of the foundries located in Taiwan, in turn disrupting some of our customers’ production, which could result in a decline in the demand for our services. In addition, the supply of electrical power in Taiwan, which is primarily provided by Taiwan Power Company, the state-owned electric utility, is susceptible to disruption that could be prolonged and frequent, caused by overload as a result of high demand or other reasons.

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

The World Health Organization, or WHO, reported in January 2005 that “during 2004, large parts of Asia experienced unprecedented outbreaks of highly pathogenic avian influenza, caused by the H5N1 virus”, which moved the world closer than at any time since 1968 to an influenza pandemic “with high morbidity, excess mortality, and social and economic disruption.” There have continued to be cases of outbreaks of avian flu in certain regions of Asia, Europe and Africa with human casualties reported in countries such as Azerbaijan, Cambodia, Egypt, Indonesia, Iraq, the PRC, Thailand, Turkey and Vietnam. Additionally, in the first half of 2003, the PRC, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries encountered an outbreak of severe acute respiratory syndrome, or SARS, which is a highly contagious form of atypical pneumonia. The SARS outbreak had an adverse effect on our results of operations for the first half of 2003, primarily due to the lower than expected demand for our packaging and testing services that resulted from the adverse effect of such SARS outbreak on the level of economic activity in the affected regions. There is no guarantee that an outbreak of avian flu, SARS or other contagious disease will not occur again in the future and that any future outbreak of avian flu, SARS or other contagious disease or the measures taken by the governments of the ROC, Hong Kong, the PRC or other countries against such potential outbreaks, will not seriously interrupt our production operations or those of our suppliers and customers, which may have a material adverse effect on our results of operations. The perception that an outbreak of avian flu, SARS or other contagious disease may occur again may have an adverse effect on the economic conditions of certain countries in Asia.

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

The trading price of our ADSs may be affected by the trading price of our common shares on the Taiwan Stock Exchange. The ROC securities market is smaller and more volatile than the securities markets in the United States and in many European countries. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and volumes of sales of listed securities and there are currently limits on the range of daily price movements on the Taiwan Stock Exchange.  The Taiwan Stock Exchange Index peaked at 12,495.3 in February 1990, and subsequently fell to a low of 2,560.5 in October 1990. On March 13, 2000, the Taiwan Stock Exchange Index experienced a 617-point drop, which represented the single largest decrease in the Taiwan Stock Exchange Index in its history. During the period from January 1, 2007 to December 31, 2007, the Taiwan Stock Exchange Index peaked at 9,809.9 on October 29, 2007, and reached a low of 7,344.6 on March 5, 2007. Over the same period, daily closing values of our common shares ranged from NT$29.60 per share to NT$48.80 per share. On May 30, 2008, the Taiwan Stock Exchange Index closed at 8,619.08, and the closing value of our common shares was NT$31.90 per share.

The Taiwan Stock Exchange is particularly volatile during times of political instability, including when relations between Taiwan and the PRC are strained. Several investment funds affiliated with the ROC government have also from time to time purchased securities from the Taiwan Stock Exchange to support the trading level of the Taiwan Stock Exchange. Moreover, the Taiwan Stock Exchange has experienced problems such as market manipulation, insider trading and settlement defaults. The recurrence of these or similar problems could have an adverse effect on the market price and liquidity of the securities of ROC companies, including our common shares and ADSs, in both the domestic and international markets.

Holders of common shares and ADSs may incur dilution as a result of the practice among ROC technology companies of issuing stock bonuses and stock options to employees.

Similar to other ROC technology companies, we issue bonuses from time to time in the form of common shares valued at par under our employee stock bonus plan. In addition, under the revised ROC Company Law we may, upon approval from our board of directors and the ROC Securities and Futures Bureau of the Financial Supervisory Commission, Executive Yuan (formerly known as the Securities and Futures Commission), establish employee stock option plans.  We currently maintain three employee stock option plans pursuant to which our full-time employees and the full-time employees of our domestic and foreign subsidiaries are eligible to receive stock option grants.  As of December 31, 2007, 295,747,950 options were outstanding. See “Item 6. Directors, Senior Management and Employees—Compensation—ASE Inc. Employee Bonus and Stock Option Plans.” The issuance of our common shares pursuant to stock bonuses or stock options may have a dilutive effect on the holders of outstanding common shares and ADSs.

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

Item 4.  Information on the Company

HISTORY AND DEVELOPMENT OF THE COMPANY

Advanced Semiconductor Engineering, Inc. was incorporated on March 23, 1984 as a company limited by shares under the ROC Company Law, with facilities in the Nantze Export Processing Zone located in Kaohsiung, Taiwan. We were listed on the Taiwan Stock Exchange in 1989.  Our principal executive offices are located at 26 Chin Third Road, Nantze Export Processing Zone, Nantze, Kaohsiung, Taiwan, ROC and our telephone number at the above address is (886) 7361-7131. Our common shares have been listed on the Taiwan Stock Exchange under the symbol “2311” since July 1989 and ADSs representing our common shares have been listed on the New York Stock Exchange under the symbol “ASX” since September 2000.

Acquisition of ASESH AT

On January 11, 2007, we completed the acquisition of 100.0% of GAPT, now known as ASESH AT, for a purchase price of US$60.0 million. Based in Shanghai, China, ASESH AT provides wire bond packaging and testing services for a wide range of semiconductors.

Joint Venture with NXP Semiconductors

On September 25, 2007, we entered into a joint venture with NXP B.V., or NXP Semiconductors, formerly known as Philips Semiconductors, by completing the acquisition of 60.0% of ASEN, formerly known as NXP Semiconductors Suzhou Ltd., from NXP Semiconductors for a purchase price of US$21.6 million. NXP Semiconductors holds the remaining 40.0% of ASEN. ASEN is based in Suzhou, China and is engaged in semiconductor packaging and testing.

Acquisition of ASE Weihai Inc.

On May 14, 2008, we completed the acquisition of 100.0% of Weihai Aimhigh Electronic Co. Ltd., now known as ASE Weihai Inc., from Aimhigh Global Corp. and TCC Steel for a purchase price of US$7.0 million. ASE Weihai Inc. is based in Shandong, China and is engaged in semiconductor packaging and testing.

ASE Test Share Acquisition and Privatization

On September 4, 2007, we and ASE Test entered into a scheme implementation agreement under which we agreed to acquire, by way of a scheme of arrangement under Section 210 of the Companies Act, Chapter 50 of Singapore, or the Scheme, all the outstanding ordinary shares of ASE Test that we did not already directly or indirectly own.  We sought to effect the Scheme in order to simplify our organizational structure, reduce costs and administrative burdens associated with filing and compliance requirements relating to ASE Test’s Nasdaq Global Market and Taiwan Stock Exchange listings and public company reporting obligations, enhance our brand recognition through the promotion of a single common brand, and increase our flexibility in making investments and allocating resources among our subsidiaries.

We reached an agreement with ASE Test on the terms of the Scheme following an evaluation by a special committee of ASE Test’s board of directors, comprised of two of ASE Test’s independent directors, that was established to, among other things, review, evaluate, negotiate and consider all matters arising in connection with the Scheme. The Scheme was unanimously approved on our behalf by our board of directors and unanimously approved by ASE Test’s independent directors at the recommendation of ASE Test’s special committee. On May 6, 2008, the Scheme was approved by a majority of ASE Test’s shareholders (other than us or our affiliates) present and voting, either in person or by proxy, at the shareholders meeting, who represented not less than 75% in value of the shares held by shareholders (other than us or our affiliates) present and voting, either in person or by proxy, at the shareholders meeting.  The Scheme became effective on May 30, 2008 and ASE Test became our wholly-owned subsidiary.  On June 12, 2008, ASE Test’s ordinary shares were delisted from the Nasdaq Global Market. ASE Test’s shares will be deregistered under the Exchange Act effective September 10, 2008 and its reporting obligations thereunder are currently suspended. The delisting of ASE Test’s depositary shares from the Taiwan Stock Exchange is currently expected to occur in mid-July, pending ROC regulatory approval.

Pursuant to the terms of the scheme implementation agreement, each ASE Test shareholder (other than us and our subsidiaries) received US$14.78 in cash for each ASE Test ordinary share held by the shareholder and listed on the Nasdaq Global Market, and NT$5.6314, the New Taiwan dollar equivalent of US$0.185 in cash based on the exchange rate as of May 29, 2008, for each ASE Test depositary share (representing 0.0125 ASE Test ordinary shares) held by the shareholder and listed on the Taiwan Stock Exchange.  This acquisition price was a 25.6% premium above ASE Test’s closing price on the Nasdaq Global Market as of August 31, 2007, and was determined after arm’s length negotiations between us and the special committee of ASE Test’s board of directors.

Also pursuant to the terms of the scheme implementation agreement, each ASE Test option exercisable for ASE Test ordinary shares (whether or not vested) that had a per share exercise price lower than US$14.78 was deemed to have been exercised by ASE Test on behalf of the option holder on a cashless basis.  We then acquired these newly issued ASE Test ordinary shares for US$14.78 per share in cash.  As a result, each of these option holders received a cash payment per share equal to the excess of US$14.78 over the per share exercise price of their options, less any interest, fees and charges.  Each ASE Test option that had a per share exercise price equal to or higher than US$14.78 was cancelled without any payment to the option holder.

Through this transaction, we acquired a total of 58,438,944 shares of ASE Test, 7,843,663 of which were acquired from the mandatory option exercise.  The total transaction value of the Scheme was US$863.9 million.  In order to finance our acquisition of ASE Test’s shares, we entered into two syndicated loan agreements for term loan facilities of NT$24,750.0 million and US$200.0 million, respectively.  For a further description of these agreements, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

For more information on the Scheme, see the Schedule 13E-3, as amended, filed by ASE Test with the United States Securities and Exchange Commission, or the SEC, on May 30, 2008.

For more information on our history and development, see “—Organizational Structure.”

BUSINESS OVERVIEW

Together with our subsidiary ASE Test, we are the world’s largest independent provider of semiconductor packaging and testing services based on 2007 revenues. Our services include semiconductor packaging, design and production of interconnect materials, front-end engineering testing, wafer probing and final testing services. We believe that, as a result of the following, we are better positioned than our competitors to meet the requirements of semiconductor companies worldwide for outsourced packaging and testing services across a wide range of end-use applications:

•	our ability to provide a broad range of cost-effective semiconductor packaging and testing services on a large-scale turnkey basis in key centers of semiconductor manufacturing;

•	our expertise in developing and providing cost-effective packaging, interconnect materials and testing technologies and solutions;

•	our scale of operations and financial position, which enable us to make significant investments in capacity expansion and research and development as well as to make selective acquisitions;

•	our geographic presence in key centers of outsourced semiconductor and electronics manufacturing; and

•
our long-term relationships with providers of complementary semiconductor manufacturing services, including our strategic alliance with TSMC, one of the world’s largest dedicated semiconductor foundries.

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

Our global base of over 200 customers includes leading semiconductor companies across a wide range of end-use applications, such as:

• Altera Corporation	• NEC Electronics Corporation
• ATI Technologies, Inc.	• NVIDIA Corporation
• Broadcom Corporation	• NXP Semiconductors
• Cambridge Silicon Radio Limited	• Powerchip Semiconductor Corp.
• Conexant Systems, Inc.	• Qualcomm Incorporated
• Freescale Semiconductor, Inc.	• RF Micro Devices, Inc.
• Kawasaki Microelectronics, Inc	• STMicroelectronics N.V.
• Marvell Technology Group Ltd.	• VIA Technologies, Inc.
• Media Tek Inc.	• Zoran Corporation
• Microsoft Corporation

Industry Background

General

Semiconductors are the basic building blocks used to create an increasing variety of electronic products and systems. Continuous improvements in semiconductor process and design technologies have led to smaller, more complex and more reliable semiconductors at a lower cost per function. These improvements have resulted in significant performance and price benefits to manufacturers of electronic products. As a result, semiconductor demand has grown substantially in our primary end-user markets for communications, computers and consumer electronics, and has experienced increased growth in other markets such as automotive products and industrial automation and control systems.

The semiconductor industry is characterized by strong long-term growth, with periodic and sometimes severe cyclical downturns, most recently the industry downturn that began in the fourth quarter of 2000 and continued into 2002 in connection with a slowdown in the global economy, overcapacity in the semiconductor industry and worldwide inventory adjustment. The Semiconductor Industry Association estimates that worldwide sales of semiconductors increased from approximately US$51 billion in 1990 to approximately US$257.1 billion in 2007. We believe that the pattern of long-term growth and cyclical fluctuations will continue in the semiconductor industry.

Outsourcing Trends in Semiconductor Manufacturing

Historically, semiconductor companies designed, manufactured, packaged and tested semiconductors primarily in their own facilities. Over the past several years, there has been a trend in the industry to outsource stages in the manufacturing process. Virtually every significant stage of the manufacturing process can be outsourced. Wafer foundry services and semiconductor packaging and testing services are currently the largest segments of the independent semiconductor manufacturing services market. Most of the world’s major integrated device manufacturers use some independent manufacturing services to maintain a strategic mix of internal and external manufacturing capacity.

The availability of technologically advanced independent manufacturing services has also enabled the growth of “fabless” semiconductor companies that focus on semiconductor design and marketing and outsource their wafer fabrication, packaging and testing requirements to independent companies. We believe that the growth in the number and scale of fabless semiconductor companies that rely solely on independent companies to meet their manufacturing requirements will continue to be a driver of growth in the market for independent foundry, packaging and testing services. Similarly, the availability of technologically advanced independent manufacturing services has encouraged integrated device manufacturers, which had traditionally relied on in-house semiconductor manufacturing capacity, to increasingly outsource their manufacturing requirements to independent semiconductor manufacturing companies.

We believe the outsourcing of semiconductor manufacturing services will increase in the future from current levels for many reasons, including the following:

Technological Expertise and Significant Capital Expenditure. Semiconductor manufacturing processes have become highly complex, requiring substantial investment in specialized equipment and facilities and sophisticated engineering and manufacturing expertise. Technical expertise becomes increasingly important as the industry transitions from one generation of technology to another, as evidenced by the current migration of the fabrication process from 8-inches to 12-inches in sub-micron technology and the size of technology nodes fabricated from 65 nm to 45 nm, as well as the integration of different functions into a single-chip service. In addition, product life cycles have been shortening, magnifying the need to continuously upgrade or replace manufacturing equipment to accommodate new products. As a result, new investments in in-house packaging, testing and fabrication facilities are becoming less desirable to integrated device manufacturers because of the high investment costs as well as the inability to achieve sufficient economies of scale and utilization rates necessary to be competitive with the independent service providers. Independent packaging, testing and foundry companies, on the other hand, are able to realize the benefits of specialization and achieve economies of scale by providing services to a large base of customers across a wide range of products. This enables them to reduce costs and shorten production cycles through high capacity utilization and process expertise. In the process, they are also able to focus on discrete stages of semiconductor manufacturing and deliver services of superior quality.

In recent years, semiconductor companies have significantly reduced their investment in in-house packaging and testing technologies and capacity. As a result, some semiconductor companies may have limited in-house expertise and capacity to accommodate large orders following a recovery in demand, particularly in the area of advanced technology. On the other hand, some semiconductor companies with in-house packaging and testing operations focusing on low-end leadframe-based packages are under increasing pressure to rationalize these operations by relocating to locations with lower costs or better infrastructure, such as the PRC, in order to lower manufacturing costs and shorten production cycle time. We expect semiconductor companies to increasingly outsource their packaging and testing requirements to take advantage of the advanced technology and scale of operations of independent packaging and testing companies.

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

Capitalize on the high growth rate in emerging markets. Emerging markets, and China in particular, have become both major manufacturing centers for the technology industry and growing markets for technology-based products. Thus, in order to gain direct access to the Chinese market, many semiconductor companies are seeking to establish manufacturing facilities in China by partnering with local subcontractors.  As a result, certain stages of the semiconductor manufacturing process that were previously handled in-house will be increasingly outsourced in order to improve efficiency.

The Semiconductor Industry in Taiwan

The semiconductor industry in Taiwan has been a leader in, and a major beneficiary of, the trend in outsourcing. The growth of the semiconductor industry in Taiwan has been the result of several factors. First, semiconductor manufacturing companies in Taiwan typically focus on one or two stages of the semiconductor manufacturing process. As a result, these companies tend to be more efficient and are better able to achieve economies of scale and maintain higher capacity utilization rates. Second, semiconductor manufacturing companies in Taiwan that provide the major stages of the manufacturing process are located close to each other and typically enjoy close working relationships. This close network is attractive to customers who wish to outsource multiple stages of the semiconductor manufacturing process. For instance, a customer could reduce production cycle time and unit cost and streamline logistics by outsourcing its foundry, packaging, testing and drop shipment services to electronics manufacturing companies in Taiwan. Third, Taiwan also has an educated labor pool and a large number of engineers suitable for sophisticated manufacturing industries such as semiconductors.

As a result of the growth of the global semiconductor market, the semiconductor industry in Taiwan has in recent years made significant capital expenditures to expand capacity and technological capabilities. The ROC government has also provided tax incentives, long-term loans at favorable rates and research and development support, both directly and indirectly through support of research institutes and universities. As a result of investments made in recent years, Taiwan has achieved substantial market share in the outsourced semiconductor manufacturing industry. Furthermore, the growth of Taiwan’s electronics manufacturing industry, particularly in personal computer, mobile handset and digital camera design and manufacturing, has created substantial local demand for semiconductors.

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

In addition, the world’s leading electronics manufacturing service providers, many of them from Taiwan, are increasingly establishing manufacturing facilities in the PRC and Vietnam in order to take advantage of lower labor costs, government incentives for investment and the potential size of the domestic market for end users of electronics products. Many of the factors that contributed to the growth of the semiconductor industry in Taiwan are beginning to emerge in the PRC and may play an increasingly important role in the growth of its semiconductor industry over the long term.

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

Wafer Probe	Each individual die is electrically tested, or probed, for defects. Dies that fail this test are marked to be discarded.

Process	Description

Packaging
Packaging, also called assembly, is the processing of bare semiconductors into finished semiconductors and serves to protect the die and facilitate electrical connections and heat dissipation. The patterned silicon wafers received from our customers are diced by means of diamond saws into separate dies, also called chips. Each die is attached to a leadframe or a laminate (plastic or tape) substrate by epoxy resin. A leadframe is a miniature sheet of metal, generally made of copper and silver alloys, on which the pattern of input/output leads has been cut. On a laminate substrate, typically used in BGA packages, the leads take the shape of small bumps or balls. Leads on the leadframe or the substrate are connected by extremely fine gold wires or bumps to the input/output terminals on the chips, through the use of automated machines known as “bonders.” Each chip is then encapsulated, generally in a plastic casing molded from a molding compound, with only the leads protruding from the finished casing, either from the edges of the package as in the case of the leadframe-based packages, or in the form of small bumps on a surface of the package as in the case of BGA or other substrate-based packages.

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

Strategy

Our objective is to provide semiconductor packaging and testing services and interconnect materials design and production capabilities which set industry standards and to lead and facilitate the industry trend towards outsourcing semiconductor manufacturing requirements. The principal elements of our strategy are to:

Grow Our Advanced Packaging Services and Expand into the Legacy Packaging Market

We believe that an important factor in our ability to attract leading semiconductor companies as our customers has been our ability to fulfill demand for a broad range of packaging solutions on a large scale. We intend to continue to develop process and product technologies to meet the requirements of clients using our advanced packaging services. Our expertise in packaging technology has enabled us to develop advanced solutions such as fine-pitch wire bonding, stacked die packaging and bump chip carrier packaging. We are continuously investing in research and development in response to and in anticipation of migrations in technology and intend to continue to acquire access to new technologies through strategic alliances and licensing arrangements.

We also intend to expand our legacy leadframe-based packaging product offerings and services. We believe that our clients will continue to outsource their legacy packaging requirements. To capitalize on this trend, we plan to accelerate our single outline legacy packaging production in Shanghai and expand into the discrete packaging business by leveraging the existing assets of ASE Weihai Inc. in Shandong, China as well as our portfolio of clients.

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

Strategically Expand Production Capacity

To capitalize on the growing demand for advanced and legacy packaging and testing services, we intend to strategically expand our production capacity, both through internal growth and through selective acquisitions and joint ventures, with a focus on providing cost competitive and innovative packaging and testing services.

For our advanced packaging and testing business, we intend to invest in trends that are essential to the development of the industry. We plan to expand our capacity for FC-CSP and system-in-a-package products to meet demand for smaller form factors, higher performance and higher packaging density. We believe rising commodity prices will expedite the migration from leadframe and BGA-based packaging to flip-chip packaging and wafer level packaging, as the cost differential narrows. We intend to increase our capacity for flip-chip packaging and wafer level packaging in order to cope with rising demand for these packaging technologies.

For our legacy packaging and testing business, we expect to focus on providing cost competitive services through our China operations by leveraging China’s lower cost of labor and land and a rapidly growing end market. Our clients may also benefit from easier inventory management and savings in transportation costs and taxes by outsourcing their packaging and testing requirements to China. Through better management of capacity utilization and efficiency improvements, we plan to offer cost competitive legacy packaging and testing services on a large scale with the intention of driving more integrated device manufacturer outsourcing in the long-run.

We evaluate acquisition and joint venture opportunities on the basis of access to new markets and technology, the enhancement of our production capacity, economies of scale and management resources, and closer proximity to existing and potential customers. In July 2006, we entered into a joint venture with Powerchip, a DRAM manufacturer in Taiwan that focuses on the packaging and testing of memory semiconductors, in order to help develop our capabilities with respect to memory semiconductors and to benefit from future growth in the market for memory products. The joint venture began operations in December 2006. In January 2007, we completed the acquisition of GAPT, a company that provides wire bond packaging and testing services for a wide range of semiconductors. In February 2007, we and NXP Semiconductors formed a joint venture in Suzhou, China focused on semiconductor testing and packaging. We currently own a 60.0% interest in the joint venture. In May 2008, we completed the acquisition of ASE Weihai Inc., a company that also engages in semiconductor packaging and testing services.

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

In addition to our locations in Taiwan, we have operations in the following locations:

●	PRC — a fast-growing market for semiconductor manufacturing for domestic consumption and our primary site for serving legacy packaging clients;

●	Korea — an increasingly important center for the manufacturing of memory and communications devices with a concentration of integrated device manufacturers specializing in these products;

●	Malaysia and Singapore — an emerging center for outsourced semiconductor manufacturing in Southeast Asia with a concentration of integrated device manufacturers;

●	Silicon Valley in California — the preeminent center for semiconductor design, with a concentration of fabless customers; and

●	Japan — an emerging market for semiconductor packaging and testing services as Japanese integrated device manufacturers increasingly outsource their semiconductor manufacturing requirements.

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

Since 1997, we have maintained a strategic alliance with TSMC, currently one of the world’s largest dedicated semiconductor foundries, which designates us as the non-exclusive preferred provider of packaging and testing services for semiconductors manufactured by TSMC. Through our strategic alliance with and close geographic proximity to TSMC, we are able to offer our customers a total semiconductor manufacturing solution that includes access to foundry services in addition to our packaging, testing and direct shipment services.

Principal Products and Services

We offer a broad range of advanced and legacy semiconductor packaging and testing services. Our package types employ either leadframes or substrates as interconnect materials. The semiconductors we package are used in a wide range of end-use applications, including communications, computers, consumer electronics, industrial, automotive and other applications. Our testing services include front-end engineering testing, which is performed during and following the initial circuit design stage of the semiconductor manufacturing process, wafer probe, final testing and other related semiconductor testing services. We focus on packaging and testing logic semiconductors. We offer our customers turnkey services which consist of packaging, testing and direct shipment of semiconductors to end users designated by our customers. In 2005, 2006 and 2007, our packaging revenues, including revenues from module assembly, accounted for 78.6%, 76.5% and 77.6% of our net revenues, respectively, and our testing revenues accounted for 20.4%, 21.3% and 19.8% of our net revenues, respectively.

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

Quad Flat No-Lead Package (QFN)/Microchip Carrier (MCC)	12-84	QFN, also known as MCC, uses half-encapsulation technology to expose the rear side of the die pad and the tiny fingers, which are used to connect the chip and bonding wire with printed circuit boards.	Cellular phones, wireless local access network, or wireless LAN, personal digital assistant devices and digital cameras.

Bump Chip Carrier (BCC)	16-156	BCC packages use plating metal pads to connect with printed circuit boards, creating enhanced thermal and electrical performance.	Cellular phones, wireless LAN, personal digital assistant devices and digital cameras.

Package Types	Number of Leads	Description	End-Use Applications
Small Outline Plastic Package (SOP)/Thin Small Outline Plastic Package (TSOP)	8-56	Designed for memory devices including static random access memory, or SRAM, dynamic random access memory, or DRAM, fast static RAM, also called FSRAM, and flash memory devices.
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
High frequency integrated circuits such as wireless communications products, computers servers and personal computer peripherals.

Flip-Chip Chip Scale Package (FC-CSP)	16-200	A lightweight package with a small, thin profile that provides better protection for chips and better solder joint reliability than other comparable package types.	RFICs and memory ICs such as digital cameras, DVDs, devices that utilize WiMAX technology, cellular phones, GPS devices and personal computer peripherals.

Wafer Level Chip Scale Package (aCSP)	6-88	A wafer level CSP package that can be directly attached to the circuit board. Provides shortest electrical path from the die pad to the circuit board, thereby enhancing electrical performance.	Applications for portable devices, cellular phones, PDAs, watches, MP3 players, cameras and camcorders.

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

Interconnect Materials.  Interconnect materials connect the input/output on the semiconductor dies to the printed circuit board. Interconnect materials include leadframe, which is a miniature sheet of metal, generally made of copper and silver alloys, on which the pattern of input/output leads has been cut, and substrate, which is a multi-layer miniature printed circuit board. Interconnect materials are an important element of the electrical characteristics and overall performance of semiconductors. We produce substrates for use in our packaging operations. We also produced leadframes in the past, but we discontinued production in the fourth quarter of 2005.

We expect substrates will become an increasingly important value-added component of the semiconductor packaging business. The demand for higher performance semiconductors in smaller packages will continue to spur the development of advanced substrates that can support the advancement in circuit design and fabrication. As a result, we believe that the market for substrates will grow and the cost of substrates as a percentage of the total packaging process will increase, especially for advanced packages such as flip-chip BGA packages. In the past, substrates we designed for our customers were produced by independent substrate manufacturers. Since 1997, we have been designing and producing a portion of our interconnect materials in-house. In 2007, our interconnect materials operations supplied approximately 52.2% of our consolidated substrate requirements by value.

The following table sets forth, for the periods indicated, the percentage of our packaging revenues accounted for by each principal type of packaging products or services.

	Year Ended December 31,
	2005	2006	2007
	(percentage of packaging revenues)

Advanced substrate and leadframe-based packages(1)(2)	79.3%	82.8%	83.8%
Traditional leadframe-based packages(3)	6.6	5.2	4.3
Module assembly	10.0	7.1	6.2
Other	4.1	4.9	5.7
Total	100.0%	100.0%	100.0%

(1)
In October 2005, ASE Test disposed of its camera module assembly operations in Malaysia. Such operations were formerly classified as part of its packaging operations. Information in this annual report from our consolidated statements of operations for the years ended December 31, 2003, 2004 and 2005 has been adjusted to reflect the reclassification of ASE Test’s camera module assembly operations as discontinued operations.

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

Logic/Mixed-Signal/RF Final Testing.  We conduct final tests of a wide variety of logic/mixed-signal/RF semiconductors, with the number of leads ranging from the single digits to over one thousand and operating frequencies of over 2.5 Gbps for digital semiconductors and 6 GHz for radio frequency semiconductors, which are at the high end of the range for the industry. The products we test include semiconductors used for networking and wireless communications, graphics and disk controllers for home entertainment and personal computer applications, as well as a variety of application-specific integrated circuits for various specialized applications.

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

•	Dry Pack. Process which involves heating semiconductors in order to remove moisture before packaging and shipping to customers;

•	Tape and Reel. Process which involves transferring semiconductors from a tray or tube into a tape-like carrier for shipment to customers; and

•	Electric Interface Board and Mechanical Test Tool Design. Process of designing individualized testing apparatuses for unique semiconductor devices and packages.

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

The following table sets forth, for the periods indicated, the percentage of our testing revenues accounted for by each type of testing service.

	Year Ended December 31,
	2005	2006	2007
	(percentage of testing revenues)
Testing Services:
Front-end engineering testing	3.7%	4.7%	3.6%
Wafer probing	16.6	18.7	20.1
Final testing	79.7	76.6	76.3
Total	100.0%	100.0%	100.0%

Seasonality

See “Item 5. Operating and Financial Review and Prospects—Operating Results and Trend Information—Quarterly Net Revenues, Gross Profit and Gross Margin.”

Sales and Marketing

Sales and Marketing Offices

We maintain sales and marketing offices in Taiwan, the United States, Austria, Belgium, France, Germany, Singapore, Korea, Malaysia and Japan. Our sales and marketing offices in Taiwan, which are located in Taoyuan and Kaohsiung, are staffed with both our and ASE Test Taiwan’s employees. We conduct marketing research through our customer service personnel and through our relationships with our customers and suppliers to keep abreast of market trends and developments. We also provide advice in the area of production process technology to our major customers planning the introduction of new products. In placing orders with us, our customers specify which of our facilities these orders will go to. Our customers conduct separate qualification and correlation processes for each of our facilities that they use. See “—Qualification and Correlation by Customers.”

Customers

Our global base of over 200 customers includes leading semiconductor companies across a wide range of end-use applications, such as:

• Altera Corporation	• NEC Electronics Corporation
• ATI Technologies, Inc.	• NVIDIA Corporation
• Broadcom Corporation	• NXP Semiconductors
• Cambridge Silicon Radio Limited	• Powerchip Semiconductor Corp.
• Conexant Systems, Inc.	• Qualcomm Incorporated
• Freescale Semiconductor, Inc.	• RF Micro Devices, Inc.
• Kawasaki Microelectronics, Inc	• STMicroelectronics N.V.
• Marvell Technology Group Ltd.	• VIA Technologies, Inc.
• Media Tek Inc.	• Zoran Corporation
• Microsoft Corporation

Our five largest customers together accounted for approximately 30.6%, 26.0% and 24.8% of our net revenues in 2005, 2006 and 2007, respectively. No customer accounted for more than 10% of our net revenues in 2005, 2006 and 2007.

We package and test for our customers a wide range of products with end-use applications in the communications, computers, consumer electronics, industrial and automotive sectors. The following table sets forth a breakdown of the percentage of our net revenues, for the periods indicated, by the principal end-use applications of the products which we packaged and tested.

	Year Ended December 31,
	2005	2006	2007

Communications	37.0%	37.2%	44.5%
Computers	29.3	24.7	22.8
Consumer electronics/industrial/automotive	30.9	37.3	32.1
Other	2.8	0.8	0.6
Total	100.0%	100.0%	100.0%

Many of our customers are leaders in their respective end-use markets. For example, we provide Freescale Semiconductor, Inc., an industry leader in automotive and wireless communications semiconductor products, with a substantial portion of its outsourced packaging and testing requirements. The following table sets forth some of our largest customers, in alphabetical order, categorized by the principal end-use applications of the products which we package and test for them.

Communications	Computers	Consumer Electronics/Industrial/Automotive
Broadcom Corporation Cambridge Silicon Radio Limited Freescale Semiconductor, Inc. Media Tek Inc. NXP Semiconductors Qualcomm Incorporated RF Micro Devices, Inc.	ATI Technologies, Inc. NVIDIA Corporation Powerchip Semiconductor Corp. VIA Technologies, Inc.	Freescale Semiconductor, Inc. Kawasaki Microelectronics Inc. Microsoft Corporation NEC Electronics Corporation Zoran Corporation

We categorize our packaging and testing revenues geographically based on the country in which the customer is headquartered. The following table sets forth, for the periods indicated, the percentage breakdown by geographic regions of our packaging and testing revenues.

	Year Ended December 31,
	2005	2006	2007

America	51.5%	53.1%	49.8%
Taiwan	20.0	18.7	21.2
Asia	16.2	15.7	16.6
Europe	12.3	12.5	12.4
Other	*	*	*
Total	100.0%	100.0%	100.0%

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

Raw Materials and Suppliers

Packaging

The principal raw materials used in our packaging processes are interconnect materials such as leadframes and substrates, gold wire and molding compound. Interconnect materials, such as leadframes, substrates, gold wire and molding compound represented approximately 13.2%, 35.9%, 32.8% and 6.3%, respectively, of our total cost of packaging materials in 2007.

The silicon die, which is the functional unit of the semiconductor to be packaged, is supplied in the form of silicon wafers. Each silicon wafer contains a number of identical dies. We receive the wafers from the customers or the foundries on a consignment basis. Consequently, we generally do not incur inventory costs relating to the silicon wafers used in our packaging process.

We do not maintain large inventories of leadframes, substrates, gold wire or molding compound, but generally maintain sufficient stock of each principal raw material for approximately one month’s production based on blanket orders and rolling forecasts of near-term requirements received from customers. In addition, several of our principal suppliers dedicate portions of their inventories, typically in amounts equal to the average monthly amounts supplied to us, as reserves to meet our production requirements. However, shortages in the supply of materials experienced by the semiconductor industry have in the past resulted in occasional price adjustments and delivery delays. For example, in the first half of 2000, the industry experienced a shortage in the supply of advanced substrates used in BGA packages, which, at the time, were only available from a limited number of suppliers located primarily in Japan. Recent increases in gold prices have also affected the price at which we have been able to purchase gold wire. We cannot guarantee that we will not experience shortages in the near future or that we will be able to obtain adequate supplies of raw materials in a timely manner and at a reasonable price. In the event of a shortage, we generally inform our customers and work together to accommodate changes in delivery schedules.

We produce substrates for use in our packaging operations. We produced leadframes in the past, but we discontinued production in the fourth quarter of 2005. In 2007, our interconnect materials operations supplied approximately 52.2% of our consolidated substrate requirements by value. See “—Principal Products and Services—Packaging Services—Interconnect Materials.”

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

Equipment

Packaging

The most important equipment used in the semiconductor packaging process is the wire bonder. Wire bonders connect the input/output terminals on the silicon die using extremely fine gold wire to leads on leadframes or substrates. Typically, a wire bonder may be used, with minor modifications, for the packaging of different products. We purchase our wire bonders principally from Kulicke & Soffa Industries Inc. and Oerlikon Assembly Equipment Ltd. As of April 30, 2008, we operated an aggregate of 8,268 wire bonders, of which 7,518 were fine-pitch wire bonders. As of the same date, 43 of the wire bonders operated by us were consigned by customers. For the packaging of certain types of substrate-based packages, such as flip-chip BGA, die bonders are used in place of wire bonders.  We purchase our die bonders principally from Hitachi High Technologies Corporation and Oerlikon Assembly Equipment Ltd. The number of bonders at a given facility is commonly used as a measure of the packaging capacity of the facility.  In addition to bonders, we maintain a variety of other types of packaging equipment, such as wafer grind, wafer mount, wafer saw, automated molding machines, laser markers, solder plate, pad printers, dejunkers, trimmers, formers, substrate saws and scanners. We purchase our molding machines principally from Towa Corporation and Fico B.V.

Testing

Testing equipment is the most capital intensive component of the testing process. We generally seek to purchase testers from different suppliers with similar functionality and the ability to test a variety of different semiconductors. We purchase testers from major international manufacturers, including Verigy Ltd., Teradyne, Inc., Credence Systems Corporation, LTX Corporation, Seiko Epson and Tokyo Electron Limited. Upon acquisition of new testers, we install, configure, calibrate, perform burn-in diagnostic tests on and establish parameters for the testers based on the anticipated requirements of existing and potential customers and considerations relating to market trends. As of April 30, 2008, we operated an aggregate of 1,556 testers, of which 422 were consigned by customers and 58 were leased under operating leases. In addition to testers, we maintain a variety of other types of testing equipment, such as automated handlers and probers (special handlers for wafer probing), scanners, reformers and computer workstations for use in software development. Each tester may be attached to a handler or prober. Handlers attach to testers and transport individual packaged semiconductor to the tester interface. Probers similarly attach to the tester and align each individual die on a wafer with the interface to the tester.

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

Intellectual Property

As of April 30, 2008, we held 1,321 Taiwan patents, 38 U.S. patents and 27 PRC patents related to various semiconductor packaging technologies. In addition, we registered “ASE” as a trademark and as a servicemark in Taiwan.

We have also entered into various non-exclusive technology license agreements with other companies involved in the semiconductor manufacturing process, including Freescale Semiconductor Inc., Tessera Inc., Fujitsu Limited, Flip Chip International, L.L.C., Mitsui High-Tec, Inc. and Infineon Technologies AG. We paid royalties under our license agreements in the amount of NT$179.1 million, NT$282.3 million and NT$246.8 million (US$7.6 million) in 2005, 2006 and 2007, respectively. The technology we license from these companies includes solder bumping, redistribution, ultra CSP assembly, advanced QFN assembly, wafer level packaging and other technologies used in the production of package types, such as BCC, flip-chip BGA, film BGA and QFN. The license agreement with Tessera Inc. will not expire until the expiration of the Tessera Inc. patents licensed by the agreement. For information regarding our intellectual property dispute with Tessera, see “Item 8. Financial Information—Legal Proceedings.” Our license agreements with Freescale Semiconductor Inc. will expire on December 31, 2010. Our license agreements with Flip Chip International, L.L.C. will not expire until the expiration of the Flip Chip International, L.L.C. patents licensed by the agreement. Our license agreement with Infineon Technologies AG will expire on November 5, 2017, and our license agreement with Mitsui High-Tec, Inc. will expire on June 24, 2012. We negotiate the renewal of our license agreement with Fujitsu Limited annually.

Our success depends in part on our ability to obtain, maintain and protect our patents, licenses and other intellectual property rights, including rights under our license agreement with Freescale Semiconductor, Inc.

Quality Control

We believe that our advanced process technology and reputation for high quality and reliable services have been important factors in attracting and retaining leading international semiconductor companies as customers for our packaging and testing services. We have maintained an average packaging yield rate of 99.8% or greater in each of  the last three years. We maintain a quality control staff at each of our facilities. Our quality control staff typically includes engineers, technicians and other employees who monitor packaging and testing processes in order to ensure high quality. Our quality assurance systems impose strict process controls, statistical in-line monitors, supplier control, data review and management, quality controls and corrective action systems. Our quality control employees operate quality control stations along production lines, monitor clean room environments and follow up on quality through outgoing product inspection and interaction with customer service staff. We have established quality control systems which are designed to ensure high quality service to customers, high product and testing reliability and high production yields at our facilities. We also have established an environmental management system in order to ensure that we can comply with the environmental standards of our customers and the countries within which they operate. See “—Raw Materials and Suppliers—Packaging.” In addition, our packaging and testing facilities have been qualified by all of our major customers after satisfying stringent quality standards prescribed by these customers.

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

Our packaging, testing and interconnect material facilities in Taiwan, the PRC and Malaysia have been certified to be in compliance with IECQ HSPM QC080000, a certification designed to manage, reduce and eliminate hazardous substances.

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

Environmental Matters

Our packaging and interconnect materials operations generate environmental wastes, including gaseous chemical, liquid and solid industrial wastes. We have installed various types of anti-pollution equipment for the treatment of liquid and gaseous chemical waste generated at all of our semiconductor packaging facilities. We believe that we have adopted adequate anti-pollution measures for the effective maintenance of environmental protection standards that are consistent with the industry practice in the countries in which our facilities are located. In addition, we believe we are in compliance in all material respects with present environmental laws and regulations applicable to our operations and facilities.  For information regarding our compliance with a recent EU Directive affecting us, see “—Raw Materials and Suppliers—Packaging.”

Insurance

We have insurance policies covering property damage and damage to our production facilities, buildings and machinery. In addition, we have insurance policies covering our public and product liabilities. Significant damage to any of our production facilities would have a material adverse effect on our results of operations.

We are not insured against the loss of key personnel.

ORGANIZATIONAL STRUCTURE

The following chart illustrates our corporate structure and our effective equity interest in each of our principal operating subsidiaries and affiliates as of May 30, 2008.  The following chart does not include wholly-owned intermediate holding companies other than ASE Test.

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

ASE Test was incorporated in 1995 and its ordinary shares were quoted for trading on the Nasdaq Global Market under the symbol “ASTSF” in June 1996. ASE Test’s Taiwan depositary shares representing its ordinary shares were listed for trading on the Taiwan Stock Exchange under the symbol “9101” in January 1998. On May 30, 2008, we acquired, by way of a scheme of arrangement under Singapore law, all the outstanding ordinary shares of ASE Test that we did not already directly or indirectly own, making ASE Test our wholly-owned subsidiary.  On June 12, 2008, ASE Test’s ordinary shares were delisted from the Nasdaq Global Market. ASE Test’s shares will be deregistered under the Exchange Act effective September 10, 2008 and its reporting obligations thereunder are currently suspended. The delisting of ASE Test’s depositary shares from the Taiwan Stock Exchange is currently expected to occur in mid-July, pending ROC regulatory approval.  For more information on this transaction, see “—History and Development of the Company—ASE Test Share Acquisition and Privatization.”

ASE Test is a holding company incorporated in Singapore whose significant assets are its ownership interests in the following operating companies as of May 30, 2008:

•	ASE Test Taiwan. ASE Test Taiwan, which was acquired in 1990, is ASE Test’s 99.99%-owned subsidiary. It is incorporated in Taiwan and is engaged in the testing of integrated circuits;

•
ASE Test Malaysia. ASE Test Malaysia, which was established in 1991, is ASE Test’s wholly-owned subsidiary. It is incorporated in Malaysia and is engaged in the packaging and testing of integrated circuits.  ASE Test Malaysia disposed of its camera module assembly operations in October 2005;

•
ISE Labs. ISE Labs is ASE Test’s wholly-owned subsidiary. It is a semiconductor company specializing in front-end engineering testing that is incorporated in the United States and has its principal facilities located in Fremont and Santa Clara, California. We acquired 70.0% of the outstanding shares of ISE Labs in 1999, and increased our holding to 100.0% through purchases made in 2000 and 2002; and

•	ASE Korea. ASE Test owns 30.0% of ASE Korea. We own the remaining 70.0%. It is incorporated in Korea and is engaged in the packaging and testing of semiconductors. See “—ASE Chung Li and ASE Korea.”

In 2005, ASE Test recorded net revenues of US$420.9 million, operating income of US$14.0 million and net loss of US$35.5 million. In 2006, ASE Test recorded net revenues of US$517.7 million, operating income of US$132.3 million and net income of US$150.8 million. In 2007, ASE Test recorded net revenues of US$475.1 million, operating income of US$99.9 million and net income of US$88.5 million.

ASE Electronics

ASE Material was established in 1997 as an ROC company for the design and production of interconnect materials, such as leadframes and substrates, used in the packaging of semiconductors. We initially held a majority stake in ASE Material, but acquired the remaining equity by means of a merger of ASE Material with and into us in August 2004. In August 2006, we spun off the operations originally conducted through ASE Material into our wholly-owned subsidiary ASE Electronics.  ASE Electronics currently supplies our packaging operations with a substantial portion of our substrate requirements.  The facilities of ASE Electronics are primarily located in the Nantze Export Processing Zone near our packaging and testing facilities in Kaohsiung, Taiwan.

 ASE Chung Li and ASE Korea

In July 1999, we purchased Motorola’s Semiconductor Products Sector operations in Chung Li, Taiwan and Paju, South Korea for the packaging and testing of semiconductors with principally communications, consumer and automotive applications, thereby forming ASE Chung Li and ASE Korea.  We acquired a 70.0% interest in each of the two businesses, and ASE Test acquired the remaining 30.0% interest.  In August 2004, we acquired all of the outstanding shares of ASE Chung Li that we did not already own by means of a merger of ASE Chung Li into us.

ASE Japan

ASE Japan, which we acquired from NEC Electronics Corporation in May 2004, is our wholly-owned subsidiary. It is incorporated in Japan and is engaged in the packaging and testing of semiconductors.

ASE Shanghai

ASE Shanghai was established in 2001 as a wholly-owned subsidiary of ASE Inc. and began operations in June 2004. ASE Shanghai primarily manufactures and supplies interconnect materials for our packaging operations.

Power ASE Technology, Inc.

In July 2006, we established Power ASE, a joint venture with Powerchip Semiconductor Corp., or Powerchip, focusing on the packaging and testing of memory semiconductors. Power ASE began operations in December 2006. Pursuant to the joint venture agreement, we invested US$30.0 million for 60.0% of the equity interest in Power ASE and Powerchip invested US$20.0 million for the remaining 40.0%. We currently own 56.3% of Power ASE and Powerchip owns the remaining 43.7%.

ASE Assembly and Test (Shanghai) Limited

We acquired 100.0% of GAPT, now known as ASESH AT, in January 2007. ASESH AT is a PRC company based in Shanghai, China that provides wire bond packaging and testing services for a wide range of semiconductors.

ASEN

In September 2007, we acquired 60.0% of ASEN from NXP Semiconductors.  ASEN is based in Suzhou, China and is engaged in semiconductor packaging and testing.

ASE Weihai Inc.

In May 2008, we acquired 100.0% of the shares of ASE Weihai Inc. from Aimhigh Global Corp. and TCC Steel.  ASE Weihai Inc. is based in Shandong, China and is engaged in semiconductor packaging and testing.

Our Unconsolidated Affiliates

As of May 30, 2008, we held approximately 18.7% of the outstanding shares of Universal Scientific and 26.2% of the outstanding shares of Hung Ching.

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

Universal Scientific’s principal manufacturing facilities are located in Nantou, Taiwan. The shares of Universal Scientific are listed on the Taiwan Stock Exchange under the symbol “2350.”

We purchased 22.6% of the outstanding shares of Universal Scientific in 1999, principally through open market purchases on the Taiwan Stock Exchange. We subsequently increased our holding to 23.3% following open market purchases of additional shares in 2000. As of May 30, 2008, we held 18.7% of Universal Scientific’s outstanding equity shares. We are the largest shareholder in Universal Scientific and four out of the nine directors on its board of directors, including the chairman, are our representatives. As a result, we exercise significant influence over Universal Scientific and therefore account for this investment by the equity method.

In 2005, Universal Scientific recorded net revenues of NT$52,253.6 million, operating income of NT$994.6 million and net income of NT$682.1 million. In 2006, Universal Scientific recorded net revenues of NT$53,211.5 million, operating income of NT$1,830.4 million and net income of NT$1,377.0 million. In 2007, Universal Scientific recorded net revenues of NT$65,124.1 million (US$2,008.1 million), operating income of NT$2,288.8 million (US$70.6 million) and net income of NT$1,868.4 million (US$57.6 million). As of April 30, 2008, Universal Scientific had a market capitalization of NT$18,563.8 million (US$572.4 million).

Hung Ching

Hung Ching is an ROC company engaged in the development and management of commercial, residential and industrial real estate properties in Taiwan. The shares of Hung Ching are listed on the Taiwan Stock Exchange under the symbol “2527.” Hung Ching was founded in 1986 by Chang Yao Hung-ying. Chang Yao Hung-ying is the mother of both Jason C.S. Chang, our Chairman and Chief Executive Officer, and Richard H.P. Chang, our Vice Chairman and President, and was a director of ASE Inc. from 1984 to June 2003. Jason C.S. Chang, Richard H.P. Chang, Chang Yao Hung-ying and other members of the Chang family are controlling shareholders of Hung Ching. As of May 30, 2008, we held 26.2% of Hung Ching’s outstanding equity shares. We are the largest shareholder of Hung Ching and two out of the seven directors on its board of directors, including the chairman, are our representatives.

In 2005, Hung Ching recorded net revenues of NT$1,737.6 million, operating income of NT$119.6 million and net income of NT$91.6 million. In 2006, Hung Ching recorded net revenues of NT$1,663.5 million, operating income of NT$245.6 million and net income of NT$204.6 million. In 2007, Hung Ching recorded net revenues of NT$799.1 million (US$24.6 million), operating income of NT$46.9 million (US$1.4 million) and net income of NT$62.5 million (US$1.9 million). As of April 30, 2008, Hung Ching had a market capitalization of NT$5,376.5 million (US$165.8 million).

PROPERTY, PLANTS AND EQUIPMENT

We operate a number of packaging and testing facilities in Asia and the United States.  Our facilities provide varying types or levels of services with respect to different end-product focus, customers, technologies and geographic locations. With our diverse facilities we are able to tailor our packaging and testing solutions closely to our customers’ needs. The following table sets forth the location, commencement of operation, primary use, approximate floor space and ownership of our facilities as of April 30, 2008, except with respect to ASE Weihai Inc., which we acquired in May 2008.

Facility	Location	Commencement of Operation	Primary Use	Approximate Floor Space (in sq. ft.)	Owned or Leased
ASE Inc.	Kaohsiung, Taiwan	March 1984	Our primary packaging facility, which offers complete semiconductor manufacturing solutions in conjunction with ASE Test Taiwan and foundries located in Taiwan. Focuses primarily on advanced packaging services, including flip-chip, wafer bumping and fine-pitch wire bonding.	2,910,000	Land: leased Buildings: owned and leased

	Chung Li, Taiwan	Acquired in August 1999	An integrated packaging and testing facility that specializes in semiconductors for communications and consumer applications.	1,526,000	Land and Buildings: owned

ASE Test Taiwan	Kaohsiung, Taiwan	December 1987	Our primary testing facilities, which offer complete semiconductor manufacturing solutions in conjunction with ASE Inc.’s facility in Kaohsiung and foundries located in Taiwan. Focuses primarily on advanced logic/mixed-signal testing for integrated device manufacturers, fabless design companies and system companies.	981,000	Land: leased Buildings: owned and leased

	Chung Li, Taiwan	October 2001	Our primary wafer probing testing facilities.	16,000	Land and building: leased

ASE Test Malaysia	Penang, Malaysia	February 1991	An integrated packaging and testing facility that focuses primarily on the requirements of integrated device manufacturers.	828,000	Land: leased Buildings: owned

ASE Korea	Paju, Korea	March 1967	An integrated packaging and testing facility that specializes in semiconductors for radio frequency, sensor and automotive applications.	520,000	Land and buildings: owned, subject to mortgage

ISE Labs	Silicon Valley, California, Austin, Texas Singapore	November 1983	Front-end engineering and final testing facilities located in northern California in close proximity to some of the world’s largest fabless design companies. Testing facilities located in close proximity to integrated device manufacturers and fabless companies in Texas and Southeast Asia.	264,000	Land and buildings: leased

ASE Shanghai	Shanghai, China	June 2004	Design and production of semiconductor packaging materials and provision of module assembly services on a contract basis.	1,071,000	Land: leased Buildings: owned

Facility	Location	Commencement of Operation	Primary Use	Approximate Floor Space (in sq. ft.)	Owned or Leased
ASE Japan	Takahata, Japan	Acquired in June 2004	An integrated packaging and testing facility that specializes in semiconductors for cellular phone, household appliance and automotive applications.	298,000	Land and buildings: leased

ASE Electronics	Kaohsiung, Taiwan	August 2006	Facilities for the design and production of interconnect materials such as leadframes and substrates used in packaging of semiconductors.	314,000	Buildings: leased

	Chung Li, Taiwan	August 2006	Facilities for the design and production of interconnect materials such as substrates used in packaging of semiconductors.	430,000	Land and Buildings: leased

ASESH AT	Shanghai, China	Acquired in January 2007	An integrated packaging and testing facility that specializes in semiconductors for communications and consumer applications.	714,000	Land: leased Buildings: owned

ASEN	Suzhou, China	Acquired in September 2007	An integrated packaging and testing facility that specializes in communication applications.	142,000	Land: leased Buildings: owned

Power ASE	Chung Li, Taiwan	December 2006	An integrated packaging and testing facility that specializes in memory semiconductors for personal computers applications	221,000	Buildings: leased

ASE Weihai Inc.	Shandong, China	Acquired in May 2008	An integrated packaging and testing facility that specializes in semiconductors for communications, computers and consumer applications.	70,730	Land: leased Buildings: owned

Our leased property in Kaohsiung consists primarily of approximately twenty leases of land in the Kaohsiung Nantze Export Processing Zone between ASE Inc. and ASE Test Taiwan, as the lessees, and the Export Processing Zones Administration, or the EPZA, under the Ministry of Economic Affairs. The leases have ten year terms that expire between the middle of April 2010 and the end of September 2017. No sublease or lending of the land is allowed. The EPZA has the right to adjust the rental price in the event the government revalues the land.  The leases are typically renewable with three months notice prior to the termination date.

For information on the aggregate capacity of our facilities in terms of the number of bonders and testers we operate, see “—Business Overview—Equipment.”

Item 4A.  Unresolved Staff Comments

None.

Item 5.  Operating and Financial Review and Prospects

OPERATING RESULTS AND TREND INFORMATION

The following discussion of our business, financial condition and results of operations should be read in conjunction with our consolidated financial statements, which are included elsewhere in this annual report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of any number of factors, such as those set forth under “Item 3. Key Information—Risk Factors” and elsewhere in this annual report. See “Special Note Regarding Forward-Looking Statements.” Information in this annual report from our consolidated statements of operations for the years ended December 31, 2003, 2004 and 2005 has been adjusted to reflect the reclassification of ASE Test’s camera module assembly operations as discontinued operations following the disposal of these operations in October 2005.  Information from our consolidated statements of cash flows was appropriately not adjusted.

Overview

We offer a broad range of semiconductor packaging and testing services. In addition to offering each service separately, we also offer turnkey services, which consist of the integrated packaging, testing and direct shipment of semiconductors to end users designated by our customers. Our net revenues increased from NT$84,035.8 million in 2005 and NT$100,423.6 million in 2006 to NT$101,163.1 million (US$3,119.4 million) in 2007.

Discussed below are several factors that have had a significant influence on our financial results in recent years.

Pricing and Revenue Mix

We price our services on a cost-plus basis, taking into account the actual costs involved in providing these services, with reference to prevailing market prices. The majority of our prices and revenues are denominated in U.S. dollars. However, as more than half of our costs, including most of our labor and overhead costs, are denominated in NT dollars, we consider the NT dollar to be our functional currency. Furthermore, the majority of our financing costs are denominated in NT dollars and US dollars.

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

The semiconductor industry is characterized by a general trend towards declining prices for products and services of a given technology over time. In addition, during periods of intense competition and adverse conditions in the semiconductor industry, the pace of this decline may be more rapid than that experienced in other years. The average selling prices of our packaging and testing services have experienced sharp declines during such periods as a result of intense price competition from other independent packaging and testing companies that attempt to maintain high capacity utilization levels in the face of reduced demand. For example, during the industry downturn commencing in the fourth quarter of 2000, we experienced a significant deterioration in average selling prices, which adversely affected our results of operations in 2001 and 2002. As a result of the modest recovery in the semiconductor industry and a gradual upturn in the outsourcing trend since 2002, our average selling prices for packaging and testing services have stabilized since 2002 as compared to 2001.

The average selling prices of our testing services are more severely affected by a downturn in the semiconductor industry than the average selling prices of our packaging services. In periods of an industry downturn, the decline in the average selling prices of our testing services is often exacerbated by the decrease in demand from our integrated device manufacturer customers, who typically maintain larger in-house testing capacity than in-house packaging capacity. These price declines are also exacerbated by the intense price competition from other independent testing service providers, who typically offer large price discounts during periods of depressed demand, such as in 2001, in order to maintain higher capacity utilization rates to defray the high fixed costs associated with testing operations.  In 2005, 2006 and 2007, packaging revenues, including revenues from module assembly, accounted for 78.6%, 76.5% and 77.6% while testing revenues accounted for 20.4%, 21.3% and 19.8%, respectively, of our net revenues.

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

High Fixed Costs

Our operations, in particular our testing operations, are characterized by relatively high fixed costs. We expect to continue to incur substantial depreciation and other expenses as a result of our previous acquisitions of packaging and testing equipment and facilities. Our profitability depends in part not only on absolute pricing levels for our services, but also on utilization rates for our packaging and testing equipment, commonly referred to as “capacity utilization rates.” In particular, increases or decreases in our capacity utilization rates could have a significant effect on gross margins since the unit cost of packaging and testing services generally decreases as fixed costs are allocated over a larger number of units. The capacity utilization rates of the machinery and equipment installed at our production facilities typically depend on factors such as the volume and variety of products packaged or tested using such machinery and equipment, the efficiency of our operations in terms of the loading and adjustment of machinery and equipment for the packaging or testing of different products, the complexity of the different products to be packaged or tested, the amount of time set aside for the maintenance and repair of the machinery and equipment, and the experience and schedule of work shifts of operators.

The current generation of advanced testers typically cost between US$1.0 million and US$3.0 million each, while wire bonders used in packaging typically cost between US$50,000 and US$70,000 each. In 2005, 2006 and 2007, our depreciation and amortization as a percentage of net revenues was 16.5%, 13.3% and 15.1%, respectively.  The increase in depreciation and amortization as a percentage of net revenues in 2007 compared to 2006 was primarily a result of our acquisition of new subsidiaries, ASESH AT and ASEN, in 2007 without a corresponding increase in revenue in 2007. See “Item 4. Information on the Company—Business Overview—Equipment.” We begin depreciating our equipment when it is placed into service. There may sometimes be a time lag between when our equipment is placed into service and when it achieves high levels of utilization. In periods of depressed industry conditions, we may experience lower than expected demand from customers and a sharp decline in the average selling price of our testing services, resulting in an increase in depreciation relative to net revenues. In particular, the capacity utilization rates for our testing equipment are more severely affected during an industry downturn as a result of the decrease in outsourcing demand from integrated device manufacturers, which typically maintain larger in-house testing capacity than in-house packaging capacity.

In addition to purchasing testers, we also lease a portion of our testers, which we believe allows us to better manage our capacity utilization rates and cash flow.  Since testers operated under operating leases can be replaced with more advanced testers upon the expiration of the lease, we believe that these operating leases have enabled us to improve our capacity utilization rates by allowing us to better align our capacity with changes in equipment technology.  For more information about our testers, including the number of testers under lease, see “Item 4. Information on the Company—Business Overview—Equipment—Testing.”

Raw Material Costs

Substantially all of our raw material costs are accounted for by packaging and the production of interconnect materials, as testing requires minimal raw materials. In 2005, 2006 and 2007, raw material cost as a percentage of our net revenues was 32.6%, 29.2% and 27.6%, respectively. We expect interconnect materials to become an increasingly important component of the cost of our packaging revenues and we plan to continue to develop and enhance our in-house interconnect materials capabilities in order to maintain and enhance our profitability, ensure an adequate supply of interconnect materials at competitive prices and reduce production time. Our operations originally conducted through ASE Material and now conducted through our wholly-owned subsidiary ASE Electronics and the operations of ASE Shanghai have enhanced our interconnect materials capabilities.  For more information on our interconnect materials operations, see “Item 4. Information on the Company—Business Overview—Principal Products and Services—Packaging Services—Interconnect Materials.”  As a result of new restrictions in the European Union governing the use of hazardous substances, we expect that our customers will increasingly request that the materials used in our packaging processes be compliant with new European Union regulations.  See “Item 4. Information on the Company—Business Overview—Raw Materials and Suppliers—Packaging.”

ASE Test Share Acquisition and Privatization

On May 30, 2008, we acquired, by way of a scheme of arrangement under Singapore law, all the outstanding ordinary shares of ASE Test that we did not already directly or indirectly own, making ASE Test our wholly-owned subsidiary. See “Item 4. Information on the Company—History and Development of the Company—ASE Test Share Acquisition and Privatization.” Prior to this transaction, we held 50.3% of ASE Test and 50.3% of ASE Test’s net income or loss was reflected in our consolidated net income and the remaining 49.7% was reflected as minority interest. As a result of the transaction, we will reflect 100.0% of ASE Test’s net income or loss in our consolidated net income going forward.  Any losses at ASE Test would therefore have a greater adverse effect on our net income than prior to the effectiveness of the scheme of arrangement.

Recent ROC GAAP Accounting Pronouncements

In March 2007, the ROC Accounting Research and Development Foundation, or ARDF, required ROC companies to recognize compensation expenses for bonuses paid to employees, directors and supervisors beginning January 1, 2008.  Such bonuses are recorded as appropriation of earnings under ROC GAAP before 2008. On March 30, 2007, the ROC Financial Supervisory Commission, Executive Yuan also issued an interpretation which requires that bonuses granted to employees, directors and supervisors in the form of shares be valued at fair market value for purposes of compensation expenses. We believe that the adoption of this standard will result in a charge to earnings of approximately 10% to 12% of our net income. However, the actual percentage to be paid in profit sharing bonuses is subject to the approval of our shareholders.

The ARDF also issued ROC SFAS No. 39, “Share-based Payment,” or ROC SFAS No. 39 in August 2007, which requires ROC companies to record share-based payment transactions in the financial statements at fair value.  ROC SFAS No. 39 should be applied to financial statements for fiscal years beginning on or after January 1, 2008.  We will recognize compensation expense if we grant new options or revise existing option plans on or after January 1, 2008.

The ARDF revised ROC SFAS No. 10, “Inventories,” or ROC SFAS No. 10 in November 2007, which requires inventories to be stated at the lower of cost or net realizable value.  Prior to the revised standard, inventories were stated at the lower of cost or market value (replacement cost or net realizable value).  Inventory write-downs are made item by item, except where it may be appropriate to group similar or related items.  Net realizable value is the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale.  Inventories are recorded by the specific identification method, first-in, first-out method or weighted average method.  The last-in, first-out method is no longer permitted.  The revised ROC SFAS No. 10 should be applied to financial statements for fiscal years beginning on or after January 1, 2009.  Early adoption is permitted.  We are currently evaluating the effect that the adoption of the revised ROC SFAS No. 10 will have on our results of operations and financial position, and we are not yet in a position to determine such effect.

Critical Accounting Policies and Estimates

Preparation of our consolidated financial statements requires us to make estimates and judgments in applying our critical accounting policies which have a significant impact on the results we report in our consolidated financial statements. We continually evaluate these estimates, including those related to revenue recognition, allowances for doubtful accounts, inventories, allowances for deferred income tax assets, realizability of long-lived assets, goodwill and long-term investments. We base our estimates on historical experience and other assumptions which we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions. We have identified below the accounting policies that are the most critical to our consolidated financial statements.

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

These policies are consistent with provisions in the Staff Accounting Bulletin No. 104 issued by the SEC. We do not provide warranties to our customers except in cases of defects in the packaging services provided and deficiencies in testing services provided. An appropriate sales discount is recognized in the period during which the sale is recognized, and is estimated based on historical experience.

Allowance for Doubtful Accounts. We periodically record a provision for doubtful accounts based on our evaluation of the collectibility of our accounts receivable. The total amount of this provision is determined by us as follows. We first identify the receivables of customers that are considered to be a higher credit risk based on their current overdue accounts with us, difficulties collecting from these customers in the past or their overall financial condition. For each of these customers, we estimate the extent to which the customer will be able to meet its financial obligations to us, and we record an allowance that reduces our accounts receivable for that customer to the amount that we reasonably believe will be collected. For all other customers, we maintain an allowance for doubtful accounts equal to a percentage of their aggregate accounts receivable. As of December 31, 2005, 2006 and 2007, the allowance we set aside for doubtful accounts was NT$382.6 million, NT$244.4 million and NT$109.7 million, respectively. Additional allowances may be required in the future if the financial condition of our customers or general economic conditions deteriorate, and this additional allowance would reduce our net income.

Inventories.  Inventories are recorded at cost when acquired and stated at the lower of moving or weighted average cost or market value. Unbilled processing charges incurred are included in finished goods and work in progress and are stated at actual cost. Market value for finished goods and work in process is estimated to be the net realizable value. Market value for raw materials, supplies and spare parts is the cost of replacement. Materials received from customers for processing, mainly of semiconductor wafers, are excluded from inventories, as title and risk of loss remains with the customers. An allowance for loss on decline in market value and obsolescence is provided based on the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. An additional inventory provision may be required if actual market conditions are less favorable than those projected.

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

In 2005, we recognized a loss of NT$13,479.1 million on damage to our property, plant and equipment caused by a fire at our facilities in Chung Li, Taiwan. In 2006, we reversed NT$2,190.6 million of the impairment loss recognized in 2005 under ROC GAAP due to an increase in the estimated service potential of the relevant assets. See note 29 to our consolidated financial statements included in this annual report. Reversal of the amount is prohibited under U.S. GAAP.  See note 31 to our consolidated financial statements included in this annual report for a reconciliation of the differences in the cost basis of the damaged machinery and associated depreciation expense. In 2007, we recognized impairment of NT$816.2 million (US$25.2 million), based on an independent appraiser’s assessment of fair value, on idle assets due to an impairment in our flip-chip substrate production line that was primarily the result of idle capacity caused by lack of demand for certain applications. See note 13 to our consolidated financial statements in this annual report.

Goodwill. Pursuant to a change in ROC GAAP, in 2004, we adopted ROC SFAS No. 35, “Accounting for Asset Impairment.” Under ROC SFAS No. 35, goodwill is evaluated at least annually for impairment by comparing the recorded amount of the cash-generating unit to which the goodwill has been allocated to its recoverable amount.  Recoverable amount is defined as the higher of a cash-generating unit’s fair value less costs to sell or its “value in use”, which is defined as the present value of the expected future cash flows generated by the assets.  An impairment charge is incurred to the extent the recorded amount exceeds the recoverable amount. Prior to the adoption of ROC SFAS No. 35, we were not required to evaluate goodwill for impairment under ROC GAAP. In 2004, we recognized an impairment charge on goodwill under ROC GAAP in connection with our shares of ASE Test and ISE Labs. As of December 31, 2007, we had goodwill of NT$3,188.1 million (US$98.3 million) under ROC GAAP. If events and circumstances warrant in the future, the value of our goodwill could be further impaired under ROC GAAP or U.S. GAAP.

Valuation of Long-term Investments. We hold significant long-term investments in public and non-public entities. We periodically evaluate these long-term investments based on market prices, if available, the financial condition of the investee company, economic conditions in the industry, and our intent and ability to hold the investment for a long period of time. These assessments usually require a significant amount of judgment, as a significant decline in the market price may not be the best indicator of impairment. Under U.S. GAAP, we evaluate long-term investments using the above mentioned criteria and, to the extent any decline in the value of a long-term investment is determined to be other than temporary, an impairment charge is recorded in the current period. The methods to measure the amount of impairment under ROC GAAP and U.S. GAAP may be based on different estimates of fair value depending on the circumstances. Under U.S. GAAP, market price is to be used, if available, to determine the fair value. Under ROC GAAP, however, if the market price is deemed to be a result of an inactive market, other measures of fair value may be used. Several of the long-term investments held by us are accounted for under the equity method. Any significant decline in the operations of an equity method investee could affect the value of the long-term investment and an impairment charge may occur. In 2004, we recorded impairment charges under both ROC GAAP and U.S. GAAP in connection with our investment in Universal Scientific. In 2007, we recognized an impairment of NT$178.5 million (US$5.5 million) on our investment in Taiwan Fixed Network Co., Ltd. We disposed of this investment in April 2007.

Results of Operations

The following table sets forth, for the periods indicated, financial data from our consolidated statements of operations, expressed as a percentage of net revenues.

	Year Ended December 31,
	2005	2006		2007
	(percentage of net revenues)
ROC GAAP:
Net revenues	100.0%	100.0%		100.0%
Packaging	78.6	76.5		77.6
Testing	20.4	21.3		19.8
Others	1.0	2.2		2.6
Cost of revenues	(82.7)	(71.3)		(71.2)
Gross profit	17.3	28.7		28.8
Operating expenses	(10.4)	(8.3)		(9.7)
Income from operations	6.9	20.4		19.1
Non-operating income (expense)	(13.7)	1.8		(1.9)
Income (loss) before income tax	(6.8)	22.2		17.2
Income tax benefit (expense)	0.2	(2.1)		(3.3)
Income (loss) from continuing operations	(6.6)	20.1		13.9
Discontinued operations	0.4	—		—
Cumulative effect of change in accounting principle	—	(0.4	)(1)	—
Minority interest in net (income) loss of subsidiaries	0.6	(2.4)		(1.8)
Net income (loss) of parent company’s shareholders	(5.6)%	17.3%		12.1%

(1)	Represents the cumulative effect of our adoption of ROC SFAS No. 34 and ROC SFAS No. 36. See note 3 to our consolidated financial statements included in this annual report.

The following table sets forth, for the periods indicated, the gross margins for our packaging and testing services and our total gross margin. Gross margin is calculated by dividing gross profits by net revenues.

	Year Ended December 31,
	2005	2006	2007
	(percentage of net revenues)
ROC GAAP:
Gross margin
Packaging	15.3%	25.1%	26.2%
Testing	25.9%	40.7%	38.0%
Overall	17.3%	28.7%	28.8%

The following table sets forth, for the periods indicated, a breakdown of our total cost of revenues and operating expenses, expressed as a percentage of net revenues.

	Year Ended December 31,
	2005	2006	2007
	(percentage of net revenues)
ROC GAAP:
Cost of revenues
Raw materials	32.6%	29.2%	27.6%
Labor	15.7	14.2	14.5
Depreciation and amortization	16.5	13.3	15.1
Others	17.9	14.6	14.0
Total cost of revenues	82.7%	71.3%	71.2%

	Year Ended December 31,
	2005	2006	2007
	(percentage of net revenues)
Operating expenses
Selling	1.3%	1.3%	1.1%
General and administrative	5.8	4.4	5.4
Research and development	3.3	2.6	3.2
Total operating expenses	10.4%	8.3%	9.7%

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Net Revenues. Net revenues increased 0.7% to NT$101,163.1 million (US$3,119.4 million) in 2007 from NT$100,423.6 million in 2006.  Packaging revenues increased 2.2% to NT$78,516.3 million (US$2,421.1 million) in 2007 from NT$76,820.5 million in 2006.  Testing revenues decreased 6.6% to NT$20,007.8 million (US$617.0 million) in 2007 from NT$21,429.6 million in 2006.  The increase in packaging revenues was primarily due to an increase in packaging volume.  The decrease in testing revenues was primarily due to a decrease in testing volume.  The increase in packaging volume resulted primarily from increased capacity as a result of new operations in the PRC acquired in 2007 and the commencement of our operations for the packaging of memory semiconductors in December 2006.  The increase in packaging volume in 2007 is also attributable to the trend of increasing outsourcing of the packaging of semiconductor devices.  The decrease in testing volume resulted primarily from the reduction of our customer base in order to allow us to focus on higher-margin customers.

Gross Profit. Gross profit increased 1.1% to NT$29,088.4 million (US$897.0 million) in 2007 from NT$28,780.3 million in 2006. Our gross profit as a percentage of net revenues, or gross margin, remained largely unchanged in 2007 at 28.8%, versus 28.7% in 2006. Our gross margin for packaging increased to 26.2% in 2007 from 25.1% in 2006.  This increase was primarily due to a decrease in raw material costs as a percentage of net packaging revenues.  Our gross margin for testing decreased to 38.0% in 2007 from 40.7% in 2006. This decrease was primarily due to an increase in depreciation, partially offset by a decrease in rental expense, each as a percentage of net testing revenues. Raw material costs in 2007 were NT$27,913.1 million (US$860.7 million), compared to NT$29,296.2 million in 2006.  As a percentage of net revenues, raw material costs decreased to 27.6% in 2007 from 29.2% in 2006, primarily because of a change in our product mix toward packages requiring less expensive raw materials. Depreciation, amortization and rental expenses in 2007 was NT$16,358.7 million (US$504.4 million), compared to NT$15,096.1 million in 2006.  As a percentage of net revenues, depreciation, amortization and rental expenses increased to 16.1% in 2007 from 15.0% in 2006.

Operating Income. Operating income decreased 5.6% to NT$19,297.2 million (US$595.0 million) in 2007, compared to NT$20,446.4 million in 2006. Operating expenses increased 17.5% to NT$9,791.2 million (US$301.9 million) in 2007, compared to NT$8,333.9 million in 2006.  The increase in operating expenses was primarily due to increases in general and administrative expense and research and development expense, partially offset by a decrease in selling expense.  General and administrative expense increased 24.1% to NT$5,438.5 million (US$167.7 million) in 2007 from NT$4,381.3 million in 2006.  This increase was primarily the result of an increase in salaries and bonuses expense, primarily as a result of bonuses paid by ASE Test Taiwan under ROC earnings distribution requirements, and, to a lesser extent, an increase in professional fees and other expenses in connection with the privatization of ASE Test. General and administrative expense represented 5.4% of our net revenues in 2007, compared to 4.4% in 2006.  Research and development expense increased 24.8% to NT$3,284.1 million (US$101.3 million) in 2007 from NT$2,632.0 million in 2006.  This increase was primarily due to increases in salaries and bonuses expense, depreciation and amortization and the cost of factory supplies, each in connection with our new operations in the PRC acquired in 2007. The research and development expenses of our PRC operations were made with a view towards qualifying for certain PRC tax incentives. Research and development expense accounted for 3.2% of our net revenues in 2007, compared to 2.6% in 2006.  Selling expense decreased 19.1% to NT$1,068.6 million (US$33.0 million) in 2007 from NT$1,320.6 million in 2006. This decrease was primarily due to a decrease in commission and sales fees as a result of our moving certain sales functions that were previously handled by a third-party sales agent in-house in 2007.  Selling expense as a percentage of net revenues decreased to 1.1% in 2007 from 1.3% in 2006.  Our operating income as a percentage of net revenues, or operating margin, decreased to 19.1% in 2007 from 20.4% in 2006, primarily as a result of an increase in operating expenses.

Non-Operating Income (Expense). We incurred a net non-operating expense of NT$1,945.3 million (US$60.0 million) in 2007, compared to a net non-operating income of NT$1,805.0 million in 2006.  This overall decrease was primarily a result of gain on insurance settlement and impairment recovery in 2006 and, to a lesser extent, impairment losses in 2007, partially offset by a decrease in 2007 in loss on inventory valuation and obsolescence and increases in 2007 in net gains on the valuation of financial assets and liabilities and net foreign exchange gains.  In 2006, we recognized NT$4,574.5 million for gain on insurance settlement and impairment recovery in connection with the fire at our facilities in Chung Li, Taiwan in May 2005.  For more information on the Chung Li fire, see note 29 to our consolidated financial statements included in this annual report.  In 2007, we recognized impairment losses of NT$994.7 million (US$30.7 million), primarily in connection with our flip-chip substrate production line, whereas in 2006 we did not recognize any impairment loss.  The impairment of our flip-chip substrate production line in 2007 was primarily the result of idle capacity caused by lack of demand for certain applications. We recorded a loss on inventory valuation and obsolescence of NT$634.4 million (US$19.6 million) in 2007 compared to a loss on inventory valuation and obsolescence of NT$1,143.9 million in 2006, which resulted primarily from changes in our customer base in connection with our strategy of focusing on higher-margin customers.  We recorded net gains on the valuation of financial assets and liabilities and foreign exchange of NT$692.5 million (US$21.3 million) in 2007 compared to net loss of NT$111.0 in 2006. The net gains in 2007 were primarily due to the appreciation of the RMB against the U.S. dollar and the fact that U.S. dollar liabilities exceed U.S. dollar assets for our operations in the PRC.

Net Income. Net income decreased 30.1% to NT$12,165.3 million (US$375.1 million) in 2007 from NT$17,416.2 million in 2006. Our net income per ADS decreased to NT$11.29 (US$0.35) in 2007, compared to a net income per ADS of NT$16.26 in 2006 (retroactively adjusted to account for stock dividends issued in 2007). Our income tax expense increased 61.0% to NT$3,357.4 million (US$103.5 million) in 2007 from NT$2,084.8 million in 2006, primarily due to the use of tax credits, a tax on undistributed earnings of our domestic subsidiaries and a withholding tax on dividends imposed on some of our foreign subsidiaries.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Net Revenues. Net revenues increased 19.5% to NT$100,423.6 million in 2006 from NT$84,035.8 million in 2005.  Packaging revenues increased 16.4% to NT$76,820.5 million in 2006 from NT$66,022.9 million in 2005.  Testing revenues increased 25.2% from NT$21,429.6 million in 2006 to NT$17,122.0 million in 2005.  The increase in packaging revenues was primarily due to an increase in packaging volume.  The increase in testing revenues was due to an increase in average selling prices for testing services.  The increase in packaging volume resulted primarily from an improvement in market conditions in the semiconductor industry and the increase in outsourcing of the packaging of semiconductor devices.  The increase in average selling prices for testing services reflects the fact that we are increasingly employing advanced testing equipment, which is charged out at a higher rate, and the fact that testing of complex, high-performance logic/mixed-signal semiconductors, which typically take longer to test, accounted for a greater portion of our testing volumes.  We also made certain changes to our pricing in the second half of 2005 and in 2006 that improved our average selling prices for testing services.  In response to tight capacity in the testing markets generally, we increased the prices for certain of our testing services in the second half of 2005 and further in 2006, including charging our customers for certain ancillary services that we previously provided without charge. The increase in average selling prices for testing services was partially offset by the general trend in the semiconductor industry of declining prices for each input/output lead on a semiconductor device.

Gross Profit. Gross profit increased 98.2% to NT$28,780.3 million in 2006 from NT$14,517.8 million in 2005.  Our gross profit as a percentage of net revenues, or gross margin, increased to 28.7% in 2006 from 17.3% in 2005.  This increase was due to an increase in revenues and, to a lesser extent, a decrease in cost of goods sold as a percentage of revenues, in particular raw material costs and depreciation.  Our gross margin for packaging increased to 25.1% in 2006 from 15.3% in 2005.  This increase was due to an increase in revenues and, to a lesser extent, a decrease in cost of goods sold as a percentage of revenues, in particular raw material costs.  Our gross margin for testing increased to 40.7% in 2006 from 25.9% in 2005. This increase was primarily due to an increase in revenues and, to a lesser extent, a decrease in cost of goods sold as a percentage of revenues, in particular depreciation.  Raw material costs in 2006 were NT$29,296.2 million, compared to NT$27,430.2 million in 2005.  As a percentage of net revenues, raw material costs decreased to 29.2% in 2006 from 32.6% in 2005, primarily because of a change in our product mix toward packages requiring less expensive raw materials and a decrease in the price of the raw materials we use in our packaging operations.  Depreciation and amortization in 2006 was NT$13,313.0 million, compared to NT$13,830.2 million in 2005.  As a percentage of net revenues, depreciation and amortization decreased to 13.3% in 2006 from 16.5% in 2005, primarily as a result of a net decrease in testing and packaging equipment in 2006, largely as a result of the fire at our facilities in Chung Li, Taiwan in May 2005, and due to improved equipment utilization.

Operating Income. We had an operating income of NT$20,446.4 million in 2006, compared to NT$5,819.2 million in 2005. Operating expenses decreased 4.2% to NT$8,333.9 million in 2006, compared to NT$8,698.6 million in 2005.  The decrease in operating expenses was primarily due to decreases in general and administrative expense and research and development expense, partially offset by an increase in selling expense.  General and administrative expense decreased 9.0% to NT$4,381.3 million in 2006 from NT$4,813.2 million in 2005. This decrease was primarily the result of a decrease in goodwill amortization, partially offset by increases in depreciation and amortization and professional fees.  We recognized no goodwill amortization in 2006, compared to NT$528.9 million, or 0.6% of our net revenues, in 2005.  In accordance with ROC SFAS No. 25, “Business Combinations—Accounting Treatment under Purchase Method,” beginning in 2006, goodwill is no longer amortized and is instead tested for impairment annually.  General and administrative expense represented 4.4% of our net revenues in 2006, compared to 5.7% in 2005.  Research and development expense decreased 5.5% to NT$2,632.0 million in 2006 from NT$2,785.4 million in 2005.  This decrease was primarily due to a decrease in the costs for reconfiguring and upgrading our testing equipment as a result of our obtaining a lower price for these services from our service providers.  Research and development expense accounted for 2.6% of our net revenues in 2006, compared to 3.3% in 2005.  Selling expense increased 20.1% to NT$1,320.6 million in 2006 from NT$1,100.0 million in 2005. This increase was primarily due to an increase in commission and sales fees.  Selling expense as a percentage of net revenues remained the same between 2006 and 2005 at 1.3%.  Our operating income as a percentage of net revenues, or operating margin, increased to 20.4% in 2006 from 6.9% in 2005, primarily as a result of the increase in our gross margin.

Non-Operating Income (Expense). We incurred a net non-operating income of NT$1,805.0 million in 2006, compared to a net non-operating expense of NT$11,493.0 million in 2005.  This overall increase was primarily a result of an our recognition in 2005 of NT$8,838.1 million for loss on fire damage in connection with a fire at our facilities in Chung Li, Taiwan in May 2005 and our recognition of NT$4,574.5 million for gain on insurance settlement and impairment recovery in 2006.  For more information, see note 29 to our consolidated financial statements included in this annual report.

Net Income. We had a net income of NT$17,416.2 million in 2006, compared to a net loss of NT$4,691.2 million in 2005. Our net income per ADS was NT$16.26 in 2006, compared to a loss per ADS of NT$4.62 in 2005 (retroactively adjusted to account for stock dividends issued in 2005 and 2007). We had an income tax expense of NT$2,084.8 million in 2006, compared to an income tax benefit of NT$118.6 million in 2005, primarily due to an increase in taxable income and the ROC Alternative Minimum Tax Act, which became effective on January 1, 2006.

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

	Quarter Ended
	Jun. 30, 2006	Sept. 30, 2006	Dec. 31, 2006	Mar. 31, 2007	Jun. 30, 2007	Sept. 30, 2007	Dec. 31, 2007	Mar. 31, 2008
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(in millions)
Consolidated Net Revenues
Packaging	19,955.0	20,373.7	17,185.6	16,282.6	18,029.5	21,643.6	22,560.7	19,227.1
Testing	5,699.9	5,810.1	4,796.9	4,324.1	4,724.5	5,282.4	5,676.9	4,894.5
Others	631.9	542.2	591.1	486.0	607.9	806.9	738.0	573.1
Total	26,286.8	26,726.0	22,573.6	21,092.7	23,361.9	27,732.9	28,975.6	24,694.7
Consolidated Gross Profit
Packaging	4,853.3	5,510.3	4,420.7	3,590.3	4,518.6	5,918.7	6,562.0	4,051.0
Testing	2,451.0	2,557.3	1,736.9	1,246.4	1,632.5	2,177.0	2,547.1	1,810.7
Others	195.4	179.9	240.2	159.6	252.3	334.2	149.7	325.9
Total	7,499.7	8,247.5	6,397.8	4,996.3	6,403.4	8,429.9	9,258.8	6,187.6
Consolidated Gross Margin
Packaging	24.3%	27.0%	25.7%	22.1%	25.1%	27.3%	29.1%	21.1%
Testing	43.0%	44.0%	36.2%	28.8%	34.6%	41.2%	44.9%	37.0%
Overall	28.5%	30.9%	28.3%	23.7%	27.4%	30.4%	32.0%	25.1%

Our results of operations are affected by seasonality.  Our first quarter net revenues have historically decreased over the preceding fourth quarter, primarily due to the combined effects of holidays in the United States, Taiwan and elsewhere in Asia. Moreover, the increase or decrease in net revenues of a particular quarter as compared with the immediately preceding quarter varies significantly. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Our operating results are subject to significant fluctuations, which could adversely affect the market value of your investment.”

Exchange Rate Fluctuations

For quantitative and qualitative disclosure of our exposure to foreign currency exchange rate risk, see “Item 11.  Quantitative and Qualitative Disclosures about Market Risk—Market Risk—Foreign Currency Exchange Rate Risk.”

Taxation

The regular corporate income tax rate in the ROC applicable to us is 25%. Under the ROC Statute of Upgrading Industries, which gives certain preferential tax treatment to companies that qualify as operating in a “newly-emerging important and strategic industry” or “manufacturing industry”, we may apply for tax holidays covering the portion of our income allocable to eligible machinery and equipment upon receipt of a cash infusion from our shareholders, including through rights offerings, if the proceeds of which are used to purchase eligible machinery and equipment. We may also apply for this tax holiday after the capitalization of retained earnings through the issuance of stock dividends.  See note 21 to our consolidated financial statements included in this annual report. As of May 30, 2008, we have five five-year tax exemptions on income derived from a portion of our operations in Kaohsiung, Taiwan. One such exemption will expire on September 30, 2009. We are in the process of applying for the use of the remaining four exemptions in connection with our operations in Kaohsiung, Taiwan, following the completion of related capacity expansions. As of May 30, 2008, we had also received two five-year tax exemptions for a cash injection from our shareholders in connection with our operations in Chung Li, Taiwan. Both exemptions will expire at the end of 2011.

ASE Test Taiwan has one five-year tax exemption that will expire at the end of 2010 on income derived from a portion of its testing operations. ASE Test Taiwan also plans to apply for an additional five-year exemption following the completion of related capacity expansions.

Power ASE has one five-year tax exemption that will expire in the third quarter of 2012 on income derived from a portion of its testing and packaging operations. It also plans to apply for an additional five-year tax exemption following the completion of related capacity expansions.

Under the ROC Statute for Upgrading Industries, we are also entitled to tax credit to be applied to the purchase of qualifying manufacturing equipment.  The tax credits were set at 11%, 7% and 7% for 2005, 2006 and 2007, respectively, and are expected to remain at 7% in 2008. We are also entitled to tax credits set at 30% of the amount spent on qualifying research and development expenses and employee training expenses. These tax credits generally expire five years following their respective grants and are available to reduce 50% of our income taxes payable in the first four years and 100% of such taxes payable in the fifth year, subject to the application of the Alternative Minimum Tax Act, or AMT Act, discussed below.

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

Our effective income tax rate was 0% in 2005 primarily as a result of tax credits generated from qualifying equipment purchases made at our facilities in Kaohsiung, Taiwan. In 2006, our effective income tax rate increased to 9% primarily due to the increase of taxable income and the AMT Act, as described below, effective on January 1, 2006. In 2007, our effective income tax rate increased to 19% primarily due to (1) the use of tax credits; (2) undistributed earnings tax on our domestic subsidiaries; and (3) withholding tax on dividends imposed on some of our foreign subsidiaries. We believe that our future estimated taxable income will be sufficient to realize the current and long-term portion of our net deferred tax assets recorded as of December 31, 2007.

Under the ROC Income Tax Act, all earnings generated in a year which are not distributed to shareholders as dividends in the following year will be assessed a 10% undistributed earnings tax. As a result, if we do not distribute all of our annual earnings as either cash or stock dividends in the following year, these undistributed earnings will be subject to the 10% undistributed earnings tax.

The ROC government enacted the AMT Act, which became effective on January 1, 2006. The alternative minimum tax, or AMT, imposed under the AMT Act is a supplemental tax which is payable if the income tax payable pursuant to the ROC Income Tax Act is below the minimum amount prescribed under the AMT Act. The taxable income for calculating the AMT includes most income that is exempted from income tax under various legislations, such as tax holidays. The AMT rate for business entities is 10%. However, the AMT Act grandfathered certain tax exemptions granted prior to the enactment of the AMT Act.

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

	As of and For the Year Ended December 31,
	2005	2006	2007
	NT$	NT$	NT$	US$
	(in millions)
Net income (loss):
ROC GAAP	(4,691.2)	17,416.2	12,165.2	375.1
U.S. GAAP	(5,530.5)	14,122.7	9,931.1	306.2
Total shareholders’ equity:
ROC GAAP	54,850.3	77,126.8	89,739.9	2,767.2
U.S. GAAP	44,959.3	60,584.1	70,101.4	2,161.6

Note 31 to our consolidated financial statements included in this annual report provides a description of the significant differences between ROC GAAP and U.S. GAAP as they relate to us and a reconciliation of net income and shareholders’ equity. Significant differences between ROC GAAP and U.S. GAAP, which primarily affect our net income as reported under ROC GAAP, include impairment loss reversal, impairment of goodwill and long-term investments and compensation expense pertaining to bonuses to employees, directors and supervisors.

Recent U.S. GAAP Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No.48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for us beginning on January 1, 2007. The cumulative effects of applying FIN 48 were recorded as an adjustment to retained earnings as of the beginning of the period of adoption. In connection with the adoption of FIN 48, we recognized a decrease in our retained earnings as of the beginning of 2007 of NT$24.2 million (net of tax effect) under U.S. GAAP.

In September 2006, the FASB issued U.S. SFAS No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  U.S. SFAS No. 157 does not require any new fair value measurements, but brings up guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information.  This statement is effective for us beginning January 1, 2008.  We do not expect the adoption of U.S. SFAS No.157 to impact our consolidated financial position or results of operations.

In February 2007, the FASB issued U.S. SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No.115.”  This statement permits companies to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses in earnings at each subsequent reporting date on items for which the fair value option has been elected.  The objective of this statement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.  We may decide whether to elect the fair value option for each eligible item on its election date, subject to certain requirements described in the statement.  U.S. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007.  We are currently evaluating the effect that the adoption of U.S. SFAS No. 159 will have on our results of operations and financial position and we are not yet in a position to determine such effects.

In December 2007, the FASB issued U.S. SFAS No. 141R, “Business Combination” (U.S. SFAS No. 141R) and U.S. SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51.”  U.S. SFAS No. 141R requires most of the assets acquired and liabilities assumed in the business combination to be measured at fair value as of the acquisition date.  In addition, the net assets of non-controlling interests’ share of the acquired subsidiaries should be recognized at fair value.  U.S. SFAS No. 160 requires us to include non-controlling interests as a separate component of shareholders’ equity, instead of liability or temporary equity.  U.S. SFAS No. 141R is effective for us for business combinations consummated on or after January 1, 2009 and U.S. SFAS No. 160 is effective for us beginning after January 1, 2009.  We are currently evaluating the effect that the adoption of U.S. SFAS No. 141R and U.S. SFAS No. 160 will have on our results of operations and financial position and we are not yet in a position to determine such effects.

In March 2007, the FASB issued U.S. SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – An Amendment of FASB Statement No. 133.” U.S. SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” does not provide adequate information about how derivative and hedging activities affect an entity’s financial position, financial performance, and cash flows. Accordingly, U.S. SFAS No. 161 requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. U.S. SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008. We do not expect the adoption of U.S. SFAS No. 161 to have a material effect on our financial position, results of operations, or cash flows.

In May 2008, the FASB issued U.S. SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” This new standard sets out the framework for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP. Up to now, the U.S. GAAP hierarchy has been defined in the U.S. auditing literature. U.S. SFAS 162 will be effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board’s amendments to their auditing standards. We do not believe the adoption of U.S. SFAS No. 162 will have a significant impact on our results of operations and financial position.

LIQUIDITY AND CAPITAL RESOURCES

We have historically been able to satisfy our working capital needs from our cash flow from operations. We have historically funded our capacity expansion from internally generated cash and, to the extent necessary, the issuance of equity securities and long-term borrowings. If adequate funds are not available on satisfactory terms, we may be forced to curtail our expansion plans. Moreover, our ability to meet our working capital needs from cash flow from operations will be affected by the demand for our packaging and testing services, which in turn may be affected by several factors. Many of these factors are outside of our control, such as economic downturns and declines in the prices of our services caused by a downturn in the semiconductor industry. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Our operating results are subject to significant fluctuations, which could adversely affect the market value of your investment.” The average selling prices of our packaging and testing services are likely to be subject to further downward pressure in the future. To the extent we do not generate sufficient cash flow from our operations to meet our cash requirements, we will have to rely on external financing.

Net cash provided by operating activities amounted to NT$28,306.8 million (US$872.9 million) in 2007, primarily as a result of adjusting for non-cash depreciation and amorization of NT$16,626.1 million. Net cash provided by operating activities amounted to NT$37,290.0 million in 2006, partially as a result of adjusting for non-cash depreciation and amortization, and, to a lesser extent, for gain on insurance settlement and impairment recovery of NT$9,913.8 million. Net cash provided by operating activities amounted to NT$18,751.0 million in 2005, partially as a result of adjusting for non-cash depreciation and amortization, including amortization of goodwill, and loss on fire damage of NT$23,774.5 million. The decrease in net cash provided by operating activities in 2007 compared to 2006 was primarily due to a decrease in net income to NT$12,165.3 million (US$375.1 million) in 2007 from NT$17,416.2 million in 2006 and a net increase in notes and accounts receivable of NT$9,634.0 million (US$297.1 million), partially offset by non-cash gain on insurance settlement and impairment recovery of NT$4,574.5 million in 2006 and a net increase in notes and accounts payable of NT$4,341.3 million (US$133.9 million). The increase in net cash generated by operating activities in 2006 compared to 2005 was primarily due to a significant increase in net income to NT$17,416.2 million in 2006 from a net loss of NT$4,691.2 million in 2005 and net decreases in financial assets for trading and notes and accounts receivable of NT$10,773.9 million, partially offset by a non-cash gain on insurance settlement and impairment recovery of NT$4,574.5 million in 2006 compared to a non-cash loss on fire damage of NT$8,212.8 million in 2005.

Net cash used in investing activities amounted to NT$18,108.4 million (US$558.4 million) in 2007, primarily due to the acquisition of property, plant and equipment, such as machinery and equipment for our packaging, testing  and interconnect materials operations, of NT$17,190.4 million (US$530.1 million). Net cash used in investing activities amounted to NT$22,104.5 million in 2006, primarily due to the acquisition of property, plant and equipment, such as machinery and equipment for our packaging, testing and interconnect materials operations, of NT$17,764.2 million and, to a lesser extent, the net increase acquisition of available-for-sale financial assets of NT$9,134.1 million, partially offset by proceeds from insurance claims of NT$5,768.0 million. Net cash used in investing activities amounted to NT$11,632.0 million in 2005, primarily due to the acquisition of property, plant and equipment, such as machinery and equipment for our packaging, testing and interconnect materials operations, of NT$15,611.5 million, partially offset by insurance proceeds in connection with the fire damage incurred at our facilities in Chung Li, Taiwan in May 2005.

Net cash used in financing activities in 2007 amounted to NT$8,488.9 million (US$261.8 million). This amount reflected primarily the issuance of cash dividends of NT$6,941.0 million, (US$214.0 million) and a decrease in long-term debts of NT$4,639.5 million (US$143.1 million), which was partially offset by an increase in short-term borrowings of NT$3,784.1 million (US$116.7 million).  Net cash used in financing activities in 2006 amounted to NT$12,561.1 million. This amount reflected primarily a decrease in long-term debts of NT$13,745.7 million. Net cash used in financing activities in 2005 amounted to NT$91.8 million. This amount reflected primarily a decrease in long-term debts of NT$3,221.9 million, which was partially offset by an increase in short-term borrowings of NT3,638.4 million.

As of December 31, 2007, our primary source of liquidity was NT$17,157.9 million (US$529.1 million) of cash and NT$11,058.3 million (US$341.0 million) of financial assets—current. Our financial assets—current primarily consisted of investments in open-ended mutual funds. As of December 31, 2007, we had total unused short-term credit lines of NT$44,336.8 million (US$1,367.2 million), and total unused long-term credit lines of NT$13,134.3 million (US$405.0 million). As of December 31, 2007, we had working capital of NT$21,151.1 million (US$652.2 million).

As of December 31, 2007, we had total borrowings of NT$39,709.9 million (US$1,224.5 million), NT$9,072.1 million (US$279.7 million) of which were short-term borrowings and NT$30,637.8 million (US$944.8 million) of which were long-term borrowings. The interest rate for borrowings under our short-term borrowings ranged from 2.37% to 6.80% per year as of December 31, 2007. Our short-term loans are primarily revolving facilities with a term of one year, each of which may be extended on an annual basis with lender consent, and to a lesser extent, are loans for letters of credit and short-term bills payable. Our long-term borrowings consist primarily of bank loans, bonds payable and capital lease obligations. As of December 31, 2007, we had outstanding long-term borrowings, less current portion, of NT$23,936.0 million (US$738.1 million). As of December 31, 2007, the current portion of our long-term borrowings was NT$6,701.8 million (US$206.7 million). Our long-term borrowings carried variable interest rates which ranged between 1.90% and 7.56% per year as of December 31, 2007.

We have pledged a portion of our assets, with a carrying value of NT$8,497.7 million (US$262.0 million) as of December 31, 2007, to secure our obligations under our short-term and long-term facilities.

In March 2008, we entered into a syndicated loan agreement with a banking syndicate led by Citibank, N.A., Taipei Branch for a NT$24,750.0 million (US$763.2 million) term loan facility. We have drawn down NT$17,500.0 million from this facility to finance a portion of the consideration for our acquisition, by way of a scheme of arrangement under Singapore law, of all the outstanding ordinary shares of ASE Test that we did not already directly or indirectly own. We are in the process of negotiating revisions to the loan agreement that would allow us to draw down the amounts remaining under the facility. In May 2008, we entered into an additional syndicated loan agreement with a banking syndicate led by Citibank, N.A., Taipei Branch for a US$200.0 million term loan facility, also for the purposes of financing our acquisition of ASE Test’s outstanding ordinary shares.  As of June 4, 2008, we had drawn down the entire balance of this facility.

In November 2005, we and ASE Test Taiwan entered into a US$100.0 million three-year revolving receivables acquisition and servicing agreement with ABN Amro Bank N.V. whereby we and ASE Test, Inc. agree to sell and ABN Amro Bank N.V. agrees to buy certain eligible receivables. The credit line under this facility was increased to US$200 million in June 2006. The total accounts receivable sold under this facility as of December 31, 2005 and 2006 was NT$3,915.0 million and NT$4,608.2 million, respectively. The agreement was terminated early in December 2007. See “—Off-Balance Sheet Arrangements.”

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

In March 2005, ASE Shanghai entered into a US$119.0 million five-year syndicated credit facility for which the Hongkong and Shanghai Banking Corporation Limited, Shanghai Branch acted as arranger and agent. We agreed to act as guarantor for ASE Shanghai. We used US$119 million to refinance exiting credit facilities to fund our capital expenditure requirements. The facility bears interest at LIBOR plus 0.75% per annum.

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

In September 2003, we issued US$200 million in aggregate principal amount of zero coupon convertible bonds due 2008. The convertible bonds are convertible into our common shares and ADSs. In April 2005, we repurchased in the market US$15 million of the convertible bonds.  As of April 30, 2008, these convertible bonds are convertible into our common shares at a conversion price of NT$26.59 per common share. As of April 30, 2008, US$132.9 million of the convertible bonds had not been converted.

Our long-term loans and facilities contain various financial and other covenants that could trigger a requirement for early payment. Among other things, these covenants require the maintenance of certain financial ratios, such as liquidity ratio, indebtedness ratio, interest coverage ratio and other technical requirements. In general, covenants in the agreements governing our existing debt, and debt we may incur in the future, may materially restrict our operations, including our ability to incur debt, pay dividends, make certain investments and payments, other than in connection with restructurings of consolidated entities, and encumber or dispose of assets. A default under one debt instrument may also trigger cross-defaults under our other debt instruments. An event of default under any debt instrument, if not cured or waived, could have a material adverse effect on our liquidity, as well as our financial condition and operations.

We have on occasion failed to comply with certain financial covenants in some of our loan agreements. Such non-compliance may also have, through broadly worded cross-default provisions, resulted in default under some of the agreements governing our other existing debt. For example, we failed to comply with certain debt ratios in some of our loan agreements as a result of additional borrowings to fund increased capital expenditures in 2004 without an increase in net income and as a result of the fire at our facilities in Chung Li, Taiwan in May 2005. By July 2005, we had either obtained waivers for, or refinanced on a long-term basis, all of the relevant loans, and as such are not in default under any of our existing debt.  We cannot assure you that we will be able to remain in compliance with our financial covenants under our loan agreements. The syndicated loan agreements that we entered into in connection with our privatization of ASE Test in May 2008 may make it more difficult for us to maintain certain financial ratios or to incur additional debt that may be necessary to fund our operations, expansion or other initiatives. In the event of default, we may not be able to cure the default or obtain a waiver, and our operations could be significantly disrupted and harmed. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Restrictive covenants and broad default provisions in our existing debt agreements may materially restrict our operations as well as adversely affect our liquidity, financial condition and results of operations.”

Our contingent obligations consist of guarantees provided by us to our subsidiaries. As of December 31, 2007, we endorsed and guaranteed the promissory notes of our subsidiaries in the amount of NT$7,273.7 million (US$224.2 million). Other than such guarantees, we have no other contingent obligations.

We have made, and expect to continue to make, substantial capital expenditures in connection with the expansion of our production capacity. The table below sets forth our principal capital expenditures incurred for the periods indicated.

	Year Ended December 31,
	2005	2006	2007
	NT$	NT$	NT$	US$
	(in millions)
Machinery and equipment	11,883.3	13,491.2	14,592.8	450.0
Building and improvements	1,074.1	4,239.7	3,579.4	110.4

We have budgeted capital expenditures of approximately US$450.0 million for 2008, primarily to purchase machinery and equipment in connection with the expansion of our packaging, testing, and interconnect materials operations. We may adjust the amount of our capital expenditures upward or downward based on market conditions, the progress of our expansion plans and cash flow from operations. Due to the rapid changes in technology in the semiconductor industry, we frequently need to invest in new machinery and equipment, which may require us to raise additional capital. We cannot assure you that we will be able to raise additional capital should it become necessary on terms acceptable to us or at all. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Because of the highly cyclical nature of our industry, our capital requirements are difficult to plan. If we cannot obtain additional capital when we need it, our growth prospects and future profitability may be adversely affected.”

We believe that our existing cash, marketable securities, expected cash flow from operations and existing credit lines under our loan facilities will be sufficient to meet our capital expenditures, working capital, cash obligations under our existing debt and lease arrangements, and other requirements for at least the next twelve months.  We currently hold cash primarily in U.S. dollars, New Taiwan dollars, Malaysian ringgit, PRC renminbi, Japanese yen and Korean won. As of December 31, 2007, we had contractual obligations of NT$33,842.5 million (US$1,043.6 million) due in the next three years. We currently expect to meet our payment obligations through the expected cash flow from operations, long-term borrowings and the issuance of additional equity or equity-linked securities. We will continue to evaluate our capital structure and may decide from time to time to increase or decrease our financial leverage through equity offerings or borrowings. The issuance of additional equity or equity-linked securities may result in additional dilution to our shareholders.

From time to time, we evaluate possible investments, acquisitions or divestments and may, if a suitable opportunity arises, make an investment, acquisition or divestment. We currently plan to make an additional capital injection in ASESH AT of US$60.0 million. Apart from this, we currently have no commitments to make any material investment, acquisition or divestment.

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

We have, from time to time, entered into interest rate swap and interest rate swaption transactions to hedge our interest rate exposure. As of December 31, 2007, we had NT$2,750.0 million (US$84.8 million) outstanding in interest rate swap contracts. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk—Interest Rate Risk.” We have entered into foreign currency option contracts and forward exchange contracts to hedge our existing assets and liabilities denominated in foreign currencies and identifiable foreign currency purchase commitments. As of December 31, 2007, we had no outstanding foreign currency option contracts and US$234.0 million outstanding in forward contracts. In October 2003, we entered into cross-currency swap contracts to hedge against exchange rate fluctuations in connection with our US$200.0 million zero coupon convertible bonds due 2008, of which US$15.0 million were repurchased in the market in April 2005. The final outstanding amount under these contracts expired in October 2007, and we have subsequently entered into a number of smaller, monthly cross-currency swap contracts. As of December 31, 2007, we had US$139.2 million outstanding in cross-currency swap contracts. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and note 5 to our consolidated financial statements included in this annual report.

RESEARCH AND DEVELOPMENT

For 2005, 2006 and 2007, our research and development expenditures totaled approximately NT$2,785.4 million, NT$2,632.0 million and NT$3,284.1 million (US$101.3 million), respectively. These expenditures represented approximately 3.3%, 2.6% and 3.2% of net revenues in 2005, 2006 and 2007, respectively. We have historically expensed all research and development costs as incurred and none is currently capitalized. As of April 30, 2008, we employed 2,394 employees in research and development.

Packaging

We centralize our research and development efforts in packaging technology in our Kaohsiung, Taiwan facilities. After initial phases of development, we conduct pilot runs in one of our facilities before new technologies or processes are implemented commercially at other sites. Facilities with special product expertise, such as ASE Korea, also conduct research and development of these specialized products and technologies at their sites. One of the areas of emphasis for our research and development efforts is improving the efficiency and technology of our packaging processes. We expect these efforts to continue. We are now also putting significant research and development efforts into the development and adoption of new technology. We work closely with the manufacturers of our packaging equipment, including Towa Corporation and Kulicke & Soffa Industries Inc., in designing and modifying the equipment used in our production process. We also work closely with our customers to develop new product and process technology.

A significant portion of our research and development efforts is also focused on the development of advanced substrate production technology for BGA packaging. Substrate is the principal raw material for BGA packages. Development and production of advanced substrates involve complex technology and, as a result, high quality substrates are currently available only from a limited number of suppliers, located primarily in Japan. We believe that our successful development of substrate production capability has, among other things, enabled us to capture an increasingly important value-added component of the packaging process, helped ensure a stable and cost-effective supply of substrates for our BGA packaging operations and shortened production time.

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

OFF-BALANCE SHEET ARRANGEMENTS

We and ASE Test Taiwan entered into a US$100.0 million, three-year revolving accounts receivable securitization agreement with a bank in November 2005.  The credit line under this facility was increased to US$200.0 million in June 2006. The agreement was terminated early in December 2007. The agreement served to increase our financing flexibility and to meet working capital requirements. Under the agreement, we and ASE Test Taiwan sold accounts receivable that met certain eligibility requirements to the bank, which issued securities to third parties backed by the accounts receivable transferred to the bank. The eligibility criteria for the accounts receivable were primarily based on the accounts receivable customers’ respective credit ratings. Proceeds received from the bank equaled the net carrying value of the sold accounts receivable, less a deferred purchase price receivable at 20% of such receivables, a guarantee deposit, a program fee and other related expenses. At the time of the sale, we and ASE Test Taiwan lost control over the accounts receivable. After the transfer of the accounts receivable, we and ASE Test Taiwan continued to service, administer and collect the accounts receivable on behalf of the bank. We and ASE Test Taiwan collected on the initial accounts receivable sold and transferred new accounts receivable meeting the eligibility requirements with a similar value to replace the collected accounts receivable. Total accounts receivable sold was NT$4,608.2 million as of December 31, 2006. Losses from sales of account receivables were NT$13.4 million, NT$235.5 million and NT$151.7 million (US$4.7 million) in 2005, 2006 and 2007, respectively.

We and ASE Test Taiwan de-recognized accounts receivable at 80% of the carrying value, representing the portion of the sold accounts receivable on which we and ASE Test Taiwan lost control at the time of transfer to the bank. If we or ASE Test Taiwan maintained any control over these sold accounts receivable after the initial sale, the sale of these accounts receivable would no longer qualify as an off-balance sheet transaction and the total proceeds receivable from the bank would have to be recorded as borrowings in our consolidated financial statements. See notes 2 and 7 to our consolidated financial statements included in this annual report.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth the maturity of our contractual obligations as of December 31, 2007.

	Payments Due by Period
	Total	Under 1 Year	1 to 3 Years	3 to 5 Years	After 5 Years
	NT$	NT$	NT$	NT$	NT$
	(in millions)
Contractual Obligations:
Long-term debt(1)	30,545.5	11,148.7	18,181.9	1,214.9	—
Capital lease obligations(2)	92.3	67.8	22.2	2.3	—
Operating leases(3)	1,249.1	548.7	486.4	214.0	—
Purchase obligations(4)	3,386.8	3,386.8	—	—	—
Total(5)(6)(7)(8)	35,273.7	15,152.0	18,690.5	1,431.2	—

(1)	Excludes interest payments.
(2)	Represents our commitments under property leases less imputed interest. These obligations are recorded on our consolidated balance sheets.
(3)
Represents our commitments under leases for land, machinery and equipment such as testers, and office buildings and equipment. See note 26 to our consolidated financial statements included in this annual report.

(4)
Represents unpaid commitments for construction. These commitments are not recorded on our consolidated balance sheets as of December 31, 2007. See note 26 to our consolidated financial statements included in this annual report. Total commitments for construction of buildings were approximately NT$3,679.0 million (US$113.4 million), of which NT$292.2 million (US$9.0 million) had been paid as of December 31, 2007.

(5)
Excludes payments that vary based upon our net sales or sales volume, such as commissions, service fees and royalty payments for technology license agreements. Royalty expenses in 2007 were approximately NT$246.8 million (US$7.6 million). See note 26 to our consolidated financial statements included in this annual report.

(6)
Excludes non-binding commitments to purchase machinery and equipment of approximately NT$7,489.0 million (US$230.9 million) as of December 31, 2007, of which NT$2,052.5 million (US$63.3 million) had been paid. See note 26 to our consolidated financial statements included in this annual report.

(7)
Excludes our minimum pension funding requirements since such amounts have not been determined. Under defined benefit pension plans, we made pension contributions of approximately NT$224.7 million in 2006 and NT$485.2 million (US$15.0 million) in 2007 and we estimate that we will contribute approximately NT$163.0 million (US$5.0 million) in 2008. See “—Operating Results and Trend Information—Critical Accounting Policies and Estimates” and note 17 to our consolidated financial statements included in this annual report.

(8)
We recognized additional long term taxes payable of NT$18.4 million and accrued interest and penalties of NT$12.8 million related to uncertain tax positions in the year ended December 31, 2007. At that time, we were unable to make a reasonably reliable estimate of the timing of payments in individual years beyond 12 months due to uncertainties in the timing of the outcome of the tax audits.

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

Our board of directors established an audit committee on July 22, 2005 to satisfy the requirements of Rule 10A-3 under the Exchange Act. The audit committee is appointed by the board of directors and currently consists of Alan Cheng, who is independent under Rule 10A-3 and financially literate with accounting or related financial management expertise.  The audit committee has responsibility for, among other things, overseeing the qualifications, independence and performance of our independent auditors and the integrity of our financial statements.

The following table sets forth information regarding all of our directors as of April 30, 2008.

Name	Position	Director Since	Age	Other Significant Positions Held
Jason C.S. Chang(1)	Director, Chairman and Chief Executive Officer	1984	63	Chairman of ASE Test; Chairman of ASE Test Taiwan
Richard H.P. Chang(1)	Director, Vice Chairman and President	1984	61	Vice Chairman of ASE Test; Chairman of Universal Scientific
Tien Wu(2)	Director and Chief Operating Officer	2003	50	Chief Executive Officer of ISE Labs
Joseph Tung(2)	Director, Chief Financial Officer and Vice President	1997	49	Supervisor of Universal Scientific; Director of ASE Test
Raymond Lo(2)	Director and General Manager, Kaohsiung packaging facility	2006	54	President of ASE Test
Jeffrey Chen(2)	Director and Vice President	2003	44	Director of ASE Test
Alan Cheng	Director	2005	62	Director of ASE Test

(1)	Jason C.S. Chang and Richard H.P. Chang are brothers.
(2)
Representative of ASE Enterprises, a company organized under the laws of Hong Kong, which held 16.8% of our outstanding common shares as of April 30, 2008. All of the outstanding shares of ASE Enterprises are held by a company organized under the laws of the British Virgin Islands in trust for the benefit of the family of our Chairman and Chief Executive Officer, Jason C.S. Chang, who is the sole shareholder and director of that company.

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

The following table sets forth information regarding all of our supervisors as of April 30, 2008.

Name	Position	Supervisor Since	Age	Other Significant Positions Held
Feng Mei-Jean(1)	Supervisor	1984	53	Supervisor of J&R Industrial Inc.
Samuel Liu(2)	Supervisor	2005	60	Chief Executive Officer of Universal Scientific
Tien-Szu Chen(2)	Supervisor	2006	46	Director of ASE Test Taiwan
John Ho(2)	Supervisor	1998	53	Director of Universal Scientific
Yen-Yi Tseng(2)	Supervisor	2000	66	Chairman of Hung Ching

(1)	Feng Mei-Jean is the wife of Richard H.P. Chang.
(2)	Representative of ASE Test Taiwan.

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

Executive Officers

The following table sets forth information regarding all of our executive officers as of April 30, 2008.

Name	Position	Years with the Company	Age
Jason C.S. Chang	Chairman and Chief Executive Officer	24	63
Richard H.P. Chang	Vice Chairman and President	24	61
Tien Wu	Chief Operating Officer; Chief Executive Officer, ISE Labs	8	50
Joseph Tung	Chief Financial Officer and Vice President	13	49
Raymond Lo	President, ASE Test; President, ASE Test Taiwan; General Manager, Kaohsiung packaging facility	22	54
Sang Jin Maeng	President, ASE Korea	9	56
Kwai Mun Lee	President, ASE South-East Asia operations	10	45

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

Samuel Liu has served as a supervisor of ASE Inc. since May 2005. He is currently the Chief Executive Officer for Universal Scientific Industrial, Inc., an affiliated company of ASE Inc. Mr. Liu has worked in the electronics industry for over 30 years in various technical and management roles. He holds a B.S.E.E. from National Taiwan University and a Ph.D. in material science from Stanford University.

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

COMPENSATION

In 2007, we paid to our directors, supervisors and executive officers approximately NT$426.7 million (US$13.2 million) in cash remuneration and 468,381 shares in stock bonus. In 2007, we granted to our executive officers an aggregate of 20,350,000 of ASE Inc.’s options under the 2007 plan with an exercise price of NT$30.65, and an aggregate of 13,350,000 of ASE Mauritius’s options under the 2007 plan with an exercise price of US$1.70. In 2007, we accrued pension costs of NT$42.9 million (US$1.3 million) for retirement benefits for our management. We did not pay any remuneration in kind to our directors, supervisors or executive officers in 2007. At our annual general meeting held on June 19, 2008, our shareholders approved an amendment to our articles of association setting our independent directors’ remuneration at NT$2.0 million per person per year. We have not provided any loans to or guarantees for the benefit of any of our directors, supervisors or executive officers. For information regarding our pension and other retirement plans and those of our subsidiaries, see note 17 to our consolidated financial statements included in this annual report.

ASE Inc. Employee Bonus and Stock Option Plans

We award bonuses to employees of ASE Inc. and its subsidiaries who are located in Taiwan based on overall income and individual performance targets. These employees are eligible to receive bonuses in the form of our common shares valued at par. Actual amounts of bonuses to individual employees are determined based upon the employee meeting specified individual performance objectives. In 2005, we granted an aggregate of 25,567,460 common shares as stock bonuses with an aggregate value of NT$255.7 million. At our annual shareholders’ meeting held on June 30, 2005, our shareholders, in addition to approving such stock bonus, also approved NT$9.5 million as cash bonuses to employees. In 2007, we granted an aggregate of 53,502,850 common shares as stock bonuses with an aggregate value of NT$535.0 million. At our annual shareholders’ meeting held on June 28, 2007, our shareholders, in addition to approving such stock bonus, also approved NT$535.0 million as cash bonuses to employees. We did not grant any bonuses or stock options in 2006. At our annual shareholders’ meeting held on June 19, 2008, our shareholders approved the grant of NT$383.2 million as cash bonuses to employees and 38,320,500 common shares as stock bonuses. These grants are pending ROC regulatory approval.

We currently maintain three option plans, adopted in 2002, 2004 and 2007.  Pursuant to these plans, our full-time employees as well as the full-time employees of our domestic and foreign subsidiaries are eligible to receive stock option grants. Each option entitles the holder to purchase one ASE Inc. common share at a price equal to the closing market price on the date of the option issuance, such exercise price being subject to retroactive adjustment in the event of certain capital transactions in subsequent periods. Each option is exercisable upon vesting for five years. Forty percent of the options originally granted vest upon the second anniversary of the grant date, and an additional 10% of the options originally granted vest every six months thereafter. Each option expires at the end of the 10th year following its grant date. The options are generally not transferable. As of December 31, 2007, a total of 159,968,000 options had been granted under the 2002 plan, 145,989,000 of which had an original exercise price of NT$20.80 per share (currently adjusted to NT$12.40 per share) and 13,979,000 of which had an original exercise price of NT$24.60 per share (currently adjusted to NT$16.60 per share). As of December 31, 2007, a total of 139,917,000 options had been granted under the 2004 plan, 124,917,000 of which had an original exercise price of NT$26.60 per share (currently adjusted to NT$19.60 per share) and 15,000,000 of which had an original exercise price of NT$20.55 per share (currently adjusted to NT$16.00 per share).  As of December 31, 2007, a total of 185,806,000 options had been granted under the 2007 plan.  The original and current exercise price under the 2007 plan is NT$30.65 per share.

ASE Test Share Option Plans

As of December 31, 2007, ASE Test maintained three option plans, which included plans adopted in 1999, 2000 and 2004.  Under ASE Test’s share option plans, ASE Test’s directors, employees, advisors, consultants and affiliates, some of whom serve as our directors, supervisors and employees, could, at the discretion of a committee of its directors administering the plan, be granted options to purchase its ordinary shares at an exercise price of no less than their market value on the date of grant. As of December 31, 2007, an aggregate of 16,500,000 of ASE Test’s shares had been reserved for issuance and 8,723,172 options to purchase its shares remained outstanding under its various option plans. An aggregate of 4,985,000 options (of which 4,910,000 were outstanding as of December 31, 2007) had been granted to the directors and executive officers of ASE Test. Options granted under the various plans were exercisable at exercise prices ranging from US$6.10 to US$25.00 per share.

On May 30, 2008, we acquired, by way of a scheme of arrangement under Singapore law, all the outstanding ordinary shares of ASE Test that we did not already directly or indirectly own, making ASE Test our wholly-owned subsidiary. Upon the effectiveness of this transaction on May 30, 2008, each ASE Test option exercisable for ASE Test ordinary shares (whether or not vested) that had a per share exercise price lower than US$14.78 was deemed to have been exercised by ASE Test on behalf of the option holder on a cashless basis.  We then acquired these newly issued ASE Test ordinary shares for US$14.78 per share in cash.  As a result, each of these option holders received a cash payment per share equal to the excess of US$14.78 over the per share exercise price of their options, less any interest, fees and charges.  Each ASE Test option that had a per share exercise price equal to or higher than US$14.78 was cancelled without any payment to the option holder.  See “Item 4. Information on the Company—History and Development of the Company—ASE Test Share Acquisition and Privatization.”

ASE Mauritius Inc. Share Option Plans

As of December 31, 2007, ASE Mauritius Inc. maintained one option plan adopted in 2007. Under this plan, certain employees of ASE Mauritius Inc. and the ASE Group are granted options to purchase ordinary shares of ASE Mauritius Inc. at an exercise price of US$1.70, which exercise price was determined by taking into account a fairness opinion rendered by an independent appraiser and was reviewed by our accountants. Each option is exercisable upon vesting for five years and expires after 10 years. As of December 31, 2007, a total of 30,000,000 options had been granted under this plan with an exercise price of US$1.70.

EMPLOYEES

The following table sets forth, for the periods indicated, certain information concerning our employees for the dates indicated.

	As of December 31,
	2005	2006	2007
Total	29,039	26,986	29,942
Function
Direct labor	17,857	16,321	17,172
Indirect labor (manufacturing)	7,167	6,614	7,321
Indirect labor (administration)	2,101	2,227	2,992
Research and development	1,914	1,824	2,457
Location
Taiwan	20,821	19,145	18,614
Malaysia	2,437	2,259	2,558
PRC	2,282	1,972	5,187
Korea	1,850	1,851	1,859
Japan	1,002	1,020	1,009
Singapore	303	392	371
United States	344	347	344

Eligible employees may participate in our employee share bonus plan and stock option plans and ASE Mauritius Inc’s share option plans. See “—Compensation—ASE Inc. Employee Bonus and Stock Option Plans” and “—Compensation—ASE Mauritius Inc. Share Option Plans.” See also note 19 to our consolidated financial statements included in this annual report.

With the exception of ASE Korea’s employees, our employees are not covered by any collective bargaining arrangements. We believe that our relationship with our employees is good.

SHARE OWNERSHIP

The following table sets forth certain information with respect to our common shares and options exercisable for our common shares held by our directors, supervisors and executive officers as of April 30, 2008.

Director, Supervisor or Executive Officer	Number of ASE Inc. Common Shares Held	Percentage of Total ASE Inc. Common Shares Issued and Outstanding	Number of Options Held(1)	Exercise Price of Options (NT$)	Expiration Date of Options
Jason C.S. Chang	55,411,981(2)	1.01%	11,180,000	12.40–30.65	12/24/2012–12/19/2017
Richard H.P. Chang	71,314,948	1.30%	6,770,000	12.40–30.65	12/24/2012–12/19/2017
Tien Wu	1,351,214	0.02%	*	12.40–30.65	12/24/2012–12/19/2017
Joseph Tung	2,387,327	0.04%	*	12.40–30.65	12/24/2012–12/19/2017
Raymond Lo	1,114,220	0.02%		12.40–30.65	12/24/2012–12/19/2017
Jeffrey Chen	755,717	0.01%	*	16.60–30.65	08/22/2013–12/19/2017
Alan Cheng	439,772	0.01%	*	30.65	12/19/2017
Feng Mei-Jean	84,677,683	1.55%	200,000	30.65	12/19/2017
Samuel Liu	66,358	0.00%	*	19.60	06/30/2014
Tien-Szu Chen	230,634	0.00%	*	12.40–30.65	12/24/2012–12/19/2017
John Ho	1,225,005	0.02%	*	12.40–30.65	12/24/2012–12/19/2017
Yen-Yi Tseng	303,740	0.01%	*	19.60–30.65	06/30/2014–12/19/2017
Sang Jin Maeng	0	0.00%	*	12.40–30.65	12/24/2012–12/19/2017
Kwai Mun Lee	0	0.00%	*	16.60–30.65	08/22/2013–12/19/2017

(1)	Each option covers one of our common shares.
(2)
In addition to holding 1.01% of our common shares directly, Jason C.S. Chang is the sole shareholder and director of a company that holds all the outstanding shares of ASE Enterprises, which holds 16.8% of our common shares. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

*	The sum of the number of common shares held and the number of common shares issuable upon exercise of all options held is less than 1% of our total outstanding common shares.

Item 7.  Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth information known to us with respect to the beneficial ownership of our common shares, as of April 30, 2008, by each shareholder known by us to beneficially own more than 5% of our outstanding common shares and all directors, supervisors and executive officers as a group.

	Common Shares Beneficially Owned
Name of Shareholder or Group	Number	Percentage
ASE Enterprises(1)	922,787,725	16.8%
Directors, supervisors and executive officers as a group(2)	1,142,066,324	20.9%

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

The following table sets forth information relating to our common shares held by our consolidated subsidiaries and unconsolidated affiliates as of May 30, 2008.

	Common Shares Beneficially Owned
Name of Shareholder	Number	Percentage
ASE Test Taiwan(1)	958,495	0.02%
Hung Ching(2)	59,508,486	1.1%
J&R Holding Limited(3)	106,684,153	1.9%

(1)	ASE Test Taiwan is a 99.99%-owned subsidiary of ASE Test, our wholly-owned subsidiary as of May 30, 2008.
(2)
As of May 30, 2008, we held 26.2% of the outstanding shares of Hung Ching. Chang Yao Hung-ying, who was our director from 1984 to June 2003, our Chairman and Chief Executive Officer, Jason C.S. Chang, our Vice Chairman and President, Richard H.P. Chang, and other members of the Chang family are controlling shareholders of Hung Ching. See “Item  4. Information on the Company—Organizational Structure—Our Unconsolidated Affiliates.”

(3)
J&R Holding Limited is our wholly-owned subsidiary.  J&R Holding Limited’s ownership of our common shares is the result of the merger of ASE Chung Li with and into us in August 2004 and subsequent dividends upon shares received in connection with this merger.

In connection with the merger of ASE Chung Li and ASE Material with and into ASE Inc. in August 2004, we and ASE Test have established a trust to hold and dispose of 149,175,000 and 5,000,000 of our common shares that were issued to ASE Test and ASE Test Taiwan, respectively, upon completion of the merger. As a result, the trustee appointed under the trust agreement has become one of our shareholders until such common shares are sold as permitted under the rules and regulations of the Taiwan Stock Exchange and the terms and conditions of the trust agreement. As of April 30, 2008, as a result of stock dividends, the total amount of our common shares held by the trust was 205,821,048. See “—Related Party Transactions.”

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

•
the receipt by J&R Holding Limited, our wholly-owned subsidiary, of 106,684,153 of our outstanding shares in connection with the merger of ASE Chung Li with and into ASE Inc. in August 2004 and subsequent dividends.

there were no changes in our major shareholders or significant changes in the percentage ownership of any of our major shareholders in 2005, 2006 and 2007.

As of May 30, 2008, a total of 5,476,949,209 common shares were outstanding. With certain limited exceptions, holders of common shares that are not ROC persons are required to hold their common shares through a brokerage account in the ROC. As of May 30, 2008, 203,367,765 common shares were registered in the name of a nominee of Citibank, N.A., the depositary under our ADS deposit agreement. Citibank, N.A., has advised us that, as of May 30, 2008, 40,669,917 ADSs, representing 203,349,585 common shares, were held of record by Cede & Co., and 3,636 ADSs, representing 18,180 common shares, were held by seven other U.S. persons. The remaining 22 common shares held by Citibank, N.A. are a result of fractional shares distributed during stock distributions on the common shares underlying the ADSs. We have no further information as to common shares held, or beneficially owned, by U.S. persons.

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

In order to comply with Singapore law, trusts organized under ROC law have been established to hold and dispose of our common shares issued to ASE Test and ASE Test Taiwan in connection with the merger of ASE Chung Li and ASE Material into our company in August 2004. As of May 30, 2008, these trusts held 199,146,132 of our common shares issued to ASE Test and 6,674,916 of our common shares issued to ASE Test Taiwan. Under Section 76(1)(b)(ii) of the Companies Act, Chapter 50, of Singapore, ASE Test, a Singapore company, may not purport to acquire, directly or indirectly, shares or units of shares in our company, ASE Test’s parent company. Pursuant to the applicable trust agreements, the trustee under each trust is (1) the registered owner of the common shares, (2) authorized to exercise all of the rights as a shareholder of the common shares, (3) authorized to sell the common shares, subject to market conditions, when such common shares become available for resale under ROC law and in accordance with volume limitations under ROC law, at its sole discretion; provided such common shares are sold (i) in compliance with ROC laws and regulations, (ii) in an orderly manner in order to minimize the impact on the trading price of the common shares, and (iii) in a manner consistent with its fiduciary duties owed to ASE Test and (4) able to transfer and deliver to ASE Test or ASE Test Taiwan the proceeds from the sale of our common shares and any cash dividends distributed, as the case may be. Neither ASE Test nor ASE Test Taiwan have any rights with respect to the common shares held in trust pursuant to the applicable trust agreements other than the right to receive the proceeds from the sale of such common shares and cash dividends declared while the shares remain in trust.

On May 30, 2008, we acquired, by way of a scheme of arrangement under Singapore law, all the outstanding ordinary shares of ASE Test that we did not already directly or indirectly own, making ASE Test our wholly-owned subsidiary. See “Item 4. Information on the Company—History and Development of the Company—ASE Test Share Acquisition and Privatization.”

We have historically guaranteed the promissory notes of many of our subsidiaries. As of December 31, 2007, we had endorsed and guaranteed an aggregate amount of NT$7,273.7 million (US$224.2 million) of the outstanding promissory notes of our subsidiaries.

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

On May 23, 2006, we purchased from Hung Ching two new buildings in Chung Li, Taiwan that we built with Hung Ching for NT$1,311.4 million. These buildings have a floor space of approximately 1,313,000 square feet and house part of our testing, packaging and interconnect materials operations. On December 19, 2007, we purchased from Hung Ching an additional building in Chung Li, Taiwan for NT$141.2 million (US$4.4 million). This building houses power generation and other ancillary support equipment.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

Item 8.  Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated financial statements are set forth under “Item 18.  Financial Statements.”

LEGAL PROCEEDINGS

On January 31, 2006, Tessera, Inc. filed an amended complaint in the United States District Court for the Northern District of California adding Advanced Semiconductor Engineering, Inc. and ASE (U.S.) Inc., collectively referred to as ASE, and other companies to a suit alleging that ASE’s and the thirteen other defendants’ manufacturing, use, importation, offer for sale, and sale of various packaged semiconductor products infringed patents owned by Tessera relating to certain types of semiconductor chip packaging, and/or breached technology license agreements regarding certain types of semiconductor chip packages between Tessera and certain defendants, including ASE.  Tessera sought, among other things, monetary damages and injunctive relief in the lawsuit.  On March 27, 2006, ASE filed its answer and counterclaims with the court.

On May 15, 2007, at Tessera’s request, the United States International Trade Commission, or ITC, instituted an investigation of certain of ASE’s co-defendants and other companies, including certain of ASE’s customers, but not ASE and the other contract chip packagers that were included as defendants in the California case.   In the ITC investigation, Tessera seeks an order preventing these companies from importing into the United States certain packaged semiconductor chips and products containing those chips.  The ITC investigation involves two of the same patents asserted in the California case and may involve some of the same products packaged by ASE that are included in the California case.  The district court in the California case has vacated the trial schedule and stayed all proceedings until a final resolution is reached in the ITC investigation.  The United States Patent and Trademark Office has also instituted reexamination proceedings on all the patents Tessera has asserted in the California case and the ITC investigation.  The ITC investigation was scheduled to begin in February 2008, but the administrative law judge presiding over the investigation agreed to stay the investigation until conclusion of the reexamination proceedings.  Tessera appealed the administrative law judge’s ruling to the full Commission, which reversed the stay and ordered the administrative law judge to continue the hearing.  In May 2008, the administrative law judge re-set the hearing date for the ITC investigation to July 2008.

After initiating this ITC investigation, Tessera indicated that it desired to include ASE and the other contract chip packagers from the California case in a new ITC investigation.  These other contract chip packagers challenged whether Tessera could initiate an ITC investigation against them because of the license agreements between each of them and Tessera, which require that litigation take place only in California.  Tessera obtained approval from the California court to bring a new ITC investigation against the other contract chip packagers after Tessera agreed to limit such investigation to packages outside the scope of the licenses of the contract chip packagers.  On April 21, 2008, Tessera filed its ITC complaint against the contract chip packagers, and on May 21, 2008, the ITC instituted a new investigation against them.  In addition to Advanced Semiconductor Engineering, Inc. and ASE (U.S.) Inc., the complaint names ASE Test Ltd. as a respondent.  In addition to the two patents asserted in the original ITC investigation, the new ITC investigation includes one additional patent, which is also asserted in the California case.  In the new ITC investigation, Tessera seeks an order excluding from importation into the U.S. all of the respondents’ “small-format,” non-tape BGA packages that infringe one or more claims of the asserted patents, and downstream products containing such packages.  In addition, Tessera seeks a general exclusion order excluding from importation all small format, non-tape BGA packages (and downstream products containing such packages), regardless of whether such packages are assembled by the respondents.   No schedule has yet been set for the new ITC investigation, and the ASE respondents have not yet responded to the complaint.  Thus far, the United States Patent and Trade Office has found that all of the claims asserted by Tessera in the new ITC investigation are not patentable, but the reexamination proceedings have not yet concluded.

It is not possible to predict the outcome of the California litigation, the ITC investigations, the reexamination proceedings, the total costs of resolving these disputes, or when the stay of the California case will be lifted.

DIVIDENDS AND DIVIDEND POLICY

We have historically paid dividends on our common shares with respect to the results of the preceding year following approval by our shareholders at the annual general meeting of shareholders.  We have historically paid the large majority of our dividends in the form of stock. We have paid annual stock dividends on our common shares since 1989, except in 2002 and 2006 when we did not pay any dividend due to the losses we incurred in the 2001 and 2005 fiscal years, respectively. We also paid cash dividends of NT$0.10 per share in 2005 and NT$1.48 per share in 2007. At our annual general meeting of shareholders held on June 19, 2008, our shareholders approved the distribution of NT$9.4 billion as cash dividends and 158.8 million common shares as stock dividends.  These distributions are pending ROC regulatory approval.

The following table sets forth the stock dividends paid during each of the years indicated and related information.

	Stock Dividends Per Common Shares(1)	Total Common Shares Issued as Stock Dividends	Outstanding Common Shares on Record Date(2)	Percentage of Outstanding Common Shares Represented by Stock Dividends
	NT$
1997	3.80	277,020,000	729,000,000	38.0%
1998	7.20	732,240,000	1,017,000,000	72.0%
1999	1.07	190,460,000	1,780,000,000	10.7%
2000	3.15	623,811,852	1,980,355,086	31.5%
2001	1.70	467,840,000	2,752,000,000	17.0%
2002	—	—	3,254,800,000	—
2003	1.00	325,480,000	3,254,800,000	10.0%
2004	0.57	221,977,360	3,862,595,437	5.7%
2005	1.00	411,221,140	4,113,744,200	10.0%
2006	—	—	4,592,508,620	—
2007	1.48	694,101,071	4,645,295,431	14.9%

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

In order to meet the needs of our present and future capital expenditures, we anticipate paying both stock and cash dividends in the future. The form, frequency and amount of future cash or stock dividends on our common shares will depend upon our net income, cash flow, financial condition and other factors. While we have a general policy of distributing cash dividends ranging from 0% to 50% of a total dividend distribution, our Articles of Incorporation allow us to distribute cash dividends in excess of 50% of a dividend distribution subject to shareholder approval and other factors such as economic conditions, developments in our operations and our cash position. See “Item 10. Additional information––Articles of Incorporation––Dividends and Distributions.”

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

•
between 7% and 10% of the annual net income (less prior years’ losses, taxes payable and legal and special reserves, if any) should be paid to our employees as bonuses; the 7% portion is to be distributed to all employees in accordance with our employee bonus distribution rules, while any portion exceeding 7% is to be distributed in accordance with rules established by our board of directors to individual employees who have been recognized as having made special contributions to our company.  Such employees include those of our affiliated companies who meet the criteria set by our board of directors.

•
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

For information relating to ROC withholding taxes payable on dividends, see “Item 10. Additional Information—Taxation—ROC Taxation—Dividends.”

SIGNIFICANT CHANGES

Other than as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of the annual financial statements.

Item 9.  The Offer and Listing

OFFER AND LISTING DETAILS

Our common shares were first issued in March 1984 and have been listed on the Taiwan Stock Exchange since July 1989. The Taiwan Stock Exchange is an auction market where the securities traded are priced according to supply and demand through announced bid and ask prices. As of May 30, 2008, there were an aggregate of  5,476,949,209 of our common shares outstanding. The following table sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Taiwan Stock Exchange for the common shares and the high and low of the daily closing values of the Taiwan Stock Exchange Index. The closing price for our common shares on the Taiwan Stock Exchange on May 30, 2008 was NT$31.90 per share.

	Closing Price per Share		Adjusted Closing Price per Share(1)		Average Daily Trading Volume	Taiwan Stock Exchange Index
	High	Low	High	Low	(in thousands of shares)	High	Low
2003	35.50	16.90	26.33	12.54	24,852	6,142.3	4,139.5
2004	36.20	21.10	29.16	15.65	24,113	7,034.1	5,316.9
2005	31.00	19.35	27.01	15.24	26,833	6,575.5	5,633.0
2006	38.30	26.50	33.36	23.09	50,712	7,823.7	6,257.8
First Quarter	31.00	26.50	27.01	23.09	45,067	6,742.4	6,364.6
Second Quarter	38.30	28.50	33.36	24.83	38,417	7,474.1	6,299.6
Third Quarter	34.00	26.60	29.62	23.17	27,901	6,946.3	6,257.8
Fourth Quarter	37.95	29.75	33.06	25.92	24,665	7,823.7	6,875.0
2007	48.80	29.55	42.51	29.55	28,027	9,809.9	7,344.6
First Quarter	41.20	35.90	35.89	31.27	24,753	7,935.5	7,344.6
Second Quarter	45.15	37.60	39.33	32.75	31,066	8,939.2	7,875.4
Third Quarter	48.80	30.55	42.51	30.05	28,760	9,744.1	8,090.3
Fourth Quarter	39.10	29.55	39.10	29.55	27,527	9,809.9	7,804.4

	Closing Price per Share		Adjusted Closing Price per Share(1)		Average Daily Trading Volume	Taiwan Stock Exchange Index
	High	Low	High	Low	(in thousands of shares)	High	Low
December	33.35	29.55	33.35	29.55	16,068	8,722.4	7,807.4
2008
First Quarter	31.30	25.00	31.30	25.00	23,071	8,865.4	7,408.4
January	31.30	25.00	31.30	25.00	24,747	8,428.8	7,408.4
February	29.45	25.75	29.45	25.75	24,447	8,462.1	7,550.6
March	30.05	25.35	30.05	25.35	20,020	8,865.4	8,005.5
Second Quarter (through May 30)
April	32.50	30.00	32.50	30.00	26,814	9,090.4	8,419.7
May	34.25	31.45	34.25	31.45	18,905	9,295.2	8,619.1

(1)	As adjusted retroactively by the Taiwan Stock Exchange to give effect to stock dividends paid in the periods indicated. See “Item 8. Financial Information—Dividends and Dividend Policy.”

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

Our ADSs have been listed on the New York Stock Exchange under the symbol “ASX” since September 26, 2000. The outstanding ADSs are identified by the CUSIP number 00756M404. As of May 30, 2008, a total of 40,669,917 ADSs were outstanding. The following table sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs and the highest and lowest of the daily closing values of the New York Stock Exchange Index. The closing price for our ADSs on the New York Stock Exchange on May 30, 2008 was US$5.25 per ADS.

	Closing Price per ADS		Adjusted Closing Price per ADS(1)		Average Daily Trading Volume	New York Stock Exchange Index
	High	Low	High	Low	(In thousands of ADSs)	High	Low
	US$	US$	US$	US$
2003	5.27	2.45	3.77	1.60	247	6,440.30	4,486.70
2004	5.95	3.18	4.26	2.30	292	7,253.56	6,217.06
2005	4.49	2.85	3.76	2.34	322	7,852.18	6,935.31
2006	6.12	4.00	5.12	3.35	392	9,179.40	7,719.78
First Quarter	4.79	4.00	4.01	3.35	532	8,271.79	7,902.27
Second Quarter	6.12	4.33	5.12	3.62	388	8,646.96	7,719.78
Third Quarter	5.22	4.07	4.37	3.40	337	8,490.68	7,892.87
Fourth Quarter	6.06	4.49	5.07	3.76	315	9,179.40	8,447.83
2007	7.45	4.59	6.23	4.58	639	10,311.61	8,837.97
First Quarter	6.10	5.57	5.10	4.66	296	9,453.93	8,837.97
Second Quarter	6.95	5.76	5.81	4.82	832	10,064.05	9,305.55
Third Quarter	7.45	4.73	6.23	4.58	782	10,220.67	9,087.10
Fourth Quarter	6.02	4.59	6.02	4.59	635	10,311.61	9,087.10
December	5.24	4.59	5.24	4.59	439	10,104.42	9,528.67
2008
First Quarter	4.98	3.98	4.98	3.98	789	9,656.00	8,489.38
January	4.79	4.03	4.79	4.03	876	9,656.00	8,661.17
February	4.70	3.98	4.70	3.98	705	9,302.80	8,818.11
March	4.98	4.05	4.98	4.05	782	8,970.39	8,489.38
Second Quarter (through May 30)
April	5.33	4.94	5.33	4.94	567	9,349.61	8,922.84
May	5.57	5.13	5.57	5.13	306	9,603.01	9,314.02

(1)	As adjusted retroactively to give effect to stock dividends paid in the periods indicated.

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

We were incorporated on March 23, 1984 as a company limited by shares under the ROC Company Law. Our authorized capital was NT$80,000,000,000, divided into 8,000,000,000 common shares, 5,476,949,209 of which were issued in registered form and outstanding as of May 30, 2008. We do not have any equity in the form of preference shares or otherwise outstanding as of the date of this annual report.

With the approval of our board of directors and the ROC Financial Supervisory Commission, Executive Yuan, we may grant stock options to our employees, provided that NT$8,000,000,000 of our authorized capital is reserved for employee stock options and that the shares to be issued under any option plan shall not exceed 10% of our outstanding common shares and the total number of shares to be issued under all option plans shall not exceed 15% of our outstanding common shares.  The exercise price of an option shall not be less than the closing price of our common shares on the Taiwan Stock Exchange on the grant date of the option. As of December 31, 2007, we had granted 485,691,000 options pursuant to employee stock option plans established on August 28, 2002, May 27, 2004 and November 22, 2007 to our full-time employees as well as to full-time employees of our domestic and foreign subsidiaries. See “Item 6.  Directors, Senior Management and Employees—Compensation—ASE Inc. Employee Bonus and Stock Option Plans.” We have 800,000,000 common shares reserved for issuance under our employee stock option plans.

Directors

Our Articles of Incorporation provide that we are to have from seven to nine directors with tenures of three years who are elected at a shareholders’ meeting.  With effect from our 2009 annual general meeting of shareholders, two of our directors will be required to be independent directors.  There is no minimum amount of shares necessary to stand for election to a directorship. Many of our directors are representatives appointed by corporate shareholders which appoint individual representatives. Re-elections are allowed.  The directors have certain powers and duties, including devising operations strategy, proposing to distribute dividends or make up losses, proposing to increase or decrease capital, reviewing material internal rules and contracts, hiring and discharging the general manager, establishing and dissolving branch offices, reviewing budgets and audited financial statements and other duties and powers granted by or in accordance with the ROC Company Law, our Articles of Incorporation or shareholders resolutions.

The board of directors is constituted by the directors, who elect a chairman from among the directors to preside over the meeting of the board.  Meetings of the board may be held in the ROC or by teleconference.  A director may appoint another director to attend a meeting and vote by proxy, but a director may accept only one proxy.

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

•
between 7% and 10% of the annual net income (less prior years’ losses, taxes payable and legal and special reserves, if any) should be paid to our employees as bonuses. The 7% portion is to be distributed to all employees in accordance with our employee bonus distribution rules, while any portion exceeding 7% is to be distributed in accordance with rules established by our board of directors to individual employees who have been recognized as having made special contributions to our company. Such employees include those of our affiliated companies who meet the criteria set by our board of directors.

At the annual general shareholders’ meeting, our board of directors submits to the shareholders for their approval any proposal for the distribution of dividends or the making of any other distribution to shareholders from our net income for the preceding fiscal year. All common shares outstanding and fully paid as of the relevant record date are entitled to share equally in any dividend or other distribution so approved. Dividends may be distributed in cash, in the form of common shares or a combination of the two, as determined by the shareholders at the meeting. While we have a general policy of distributing cash dividends ranging from 0% to 50% of a total dividend distribution, our Articles of Incorporation allow us to distribute cash dividends in excess of 50% of a dividend distribution subject to shareholder approval and other factors such as economic conditions, developments in our operations and our cash position. See “Item 8. Financial Information—Dividends and Dividend Policy.”

We are also permitted to make distributions to our shareholders of additional common shares by capitalizing reserves. However, the capitalized portion payable out of our legal reserve is limited to 50% of the total accumulated legal reserve and the capitalization can only be effected when the accumulated legal reserve exceeds 50% of our paid-in capital.

For information on the dividends we paid in recent years, see “Item 8. Financial Information—Dividends and Dividend Policy.” For information as to ROC taxes on dividends and distributions, see “—Taxation—ROC Taxation—Dividends.”

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

Common Shares Issued to Substantial Shareholders in Connection with a Merger

The rules and regulations of the Taiwan Stock Exchange impose certain transfer restrictions on common shares of a Taiwan Stock Exchange listed company issued to a substantial shareholder (as defined under the ROC Securities and Exchange Law and described under “—Substantial Shareholders”) of an unlisted company to be merged with and into the acquiror. A substantial shareholder of an unlisted company to be merged with and into a Taiwan Stock Exchange listed company is restricted from selling or transferring common shares received in connection with such merger for a period of six months after such shares are listed on the Taiwan Stock Exchange. After the initial six-month lock-up period, such holder is permitted to sell or transfer 50% of its holdings of the common shares received in the merger. After one year from the date of the listing of the common shares, the holder is permitted to sell or transfer all the remaining common shares received in the merger.

MATERIAL CONTRACTS

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

Sale and Purchase Agreement by and among Seacoast Profits Limited and J&R Holding Limited

On January 11, 2007, we, through our subsidiary J&R Holding Limited, entered into a sale and purchase agreement with Seacoast Profits Limited in connection with the acquisition of all the shares of Top Master Enterprises Limited, the sole shareholder of ASESH AT, for a purchase price of US$60.0 million.

Equity Interests Transfer Agreement by and among NXP B.V., NXP Semiconductors Suzhou Ltd. and J&R Holding Limited

On August 6, 2007, we, through our subsidiary J&R Holding Limited, entered into an equity interests transfer agreement with NXP Semiconductors and NXP Semiconductors Suzhou Ltd. in connection with our establishment of a joint venture with NXP Semiconductors. Pursuant to the equity interests transfer agreement, we acquired 60.0% of the shares of NXP Semiconductors Suzhou Ltd., now known as ASEN, from NXP Semiconductors for a purchase price of US$21.6 million.  NXP Semiconductors retained the remaining 40.0% of the shares.

Scheme Implementation Agreement between Advanced Semiconductor Engineering, Inc. and ASE Test Limited

On September 4, 2007, we and ASE Test entered into a scheme implementation agreement under which we agreed to acquire, by way of a scheme of arrangement under Singapore law, or the Scheme, all the outstanding ordinary shares of ASE Test that we did not already directly or indirectly own for US$14.78 in cash for each ASE Test ordinary share and the New Taiwan dollar equivalent of US$0.185 in cash (based on the prevailing exchange rate) for each ASE Test depositary share. The Scheme became effective on May 30, 2008 and ASE Test became our wholly-owned subsidiary. For additional information on this transaction, see “Item 4. Information on the Company—History and Development of the Company—ASE Test Share Acquisition and Privatization.”

Syndicated Loan Agreements between Advanced Semiconductor Engineering, Inc. and banking syndicates led by Citibank, N.A., Taipei Branch

On March 3, 2008, we entered into a syndicated loan agreement with a banking syndicate led by Citibank, N.A., Taipei Branch for a NT$24,750.0 million (US$763.2 million) term loan facility for the purposes of financing our acquisition of all the outstanding ordinary shares of ASE Test pursuant to the Scheme.  On May 29, 2008, we entered into an additional syndicated loan agreement with a banking syndicate led by Citibank, N.A., Taipei Branch for a US$200.0 million term loan facility, also in connection with the Scheme.  For more information on the Scheme, see “Item 4. Information on the Company—History and Development of the Company—ASE Test Share Acquisition and Privatization.”

Equity Purchase Agreement between Aimhigh Global Corp., TCC Steel and J&R Holding Limited in respect of Weihai Aimhigh Electronic Co. Ltd.

On March 17, 2008, we, through our subsidiary J&R Holding Limited, entered into an equity purchase agreement with Aimhigh Global Corp. and TCC Steel in connection with the acquisition of 100.0% of ASE Weihai Inc., formerly known as Weihai Aimhigh Electronic Co. Ltd., for a purchase price of US$7.0 million.

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

Dividends

Dividends (whether in cash, common shares or ADSs) declared by us out of retained earnings and distributed to a non-ROC holder in respect of common shares or ADSs are subject to ROC withholding tax, currently at the rate of 20% on the amount of the distribution (in the case of cash dividends) or on the par value of the distributed common shares (in the case of stock dividends). A 10% undistributed earnings tax is imposed on a ROC company for its after-tax earnings generated after January 1, 1998 which are not distributed in the following year. The undistributed earnings tax so paid will further reduce the retained earnings available for future distribution. When we declare a dividend out of those retained earnings, an amount in respect of the undistributed earnings tax, up to a maximum amount of 10% of the dividend to be distributed, will be credited against the 20% withholding tax imposed on the non-ROC holders.

Distributions of stock dividends out of capital reserves will not be subject to withholding tax.

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

Subscription Rights

Distributions of statutory subscription rights for the common shares in compliance with the ROC Company Act are currently not subject to ROC tax. Proceeds derived from sales of statutory subscription rights evidenced by securities are currently exempted from income tax but are subject to securities transaction tax, currently at the rate of 0.3% of the gross amount received. Income derived from sales of statutory subscription rights which are not evidenced by securities are subject to income tax (capital gains tax) at a fixed rate of 20% of the income. Subject to compliance with ROC law, we, in our sole discretion, may determine whether statutory subscription rights are evidenced by securities.

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

United States Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences of the ownership and disposition of common shares or ADSs to those U.S. holders described below who hold such common shares or ADSs as capital assets for U.S. federal income tax purposes. For these purposes, you are a U.S. holder if you are a beneficial owner of common shares or ADSs and are, for U.S. federal income tax purposes:

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

This discussion does not address all of the tax consequences that may be relevant in light of your particular circumstances. In particular, it does not address all of the tax consequences that may be relevant to holders subject to special rules, including:

•	persons subject to the alternative minimum tax;

•	insurance companies;

•	tax-exempt entities;

•	dealers or traders in securities or foreign currencies;

•	certain financial institutions;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons carrying on a trade or business in the ROC;

•	persons who hold or will hold common shares or ADSs as part of a straddle, hedge, conversion transaction, integrated transaction or similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	persons who own 10% or more of our voting stock; or

•	persons who acquired our common shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation.

This discussion is based on the Internal Revenue Code of 1986, as amended, final, temporary and proposed Treasury regulations, administrative announcements and judicial decisions, all as of the date hereof. These laws and regulations are subject to change, possibly with retroactive effect. This discussion is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

In general, for U.S. federal income tax purposes, a U.S. holder of ADSs should be treated as the holder of the common shares represented by the ADSs.

The U.S. Treasury has expressed concerns that parties to whom American depositary receipts are released before delivery of shares to the depositary (“pre-release”) may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of American depositary receipts. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain noncorporate U.S. holders. Accordingly, the analysis of the creditability of ROC taxes and the availability of the reduced tax rate for dividends received by certain noncorporate U.S. holders, both described below, could be affected by actions that may be taken by parties to whom the ADSs are pre-released.

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

Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, under current law, certain dividends paid by qualified foreign corporations to certain noncorporate U.S. holders in taxable years beginning before January 1, 2011 are taxable at a maximum rate of 15%. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the New York Stock Exchange, where our ADSs are traded. You should consult your own tax advisers to determine whether the favorable rates may apply to dividends you receive and whether you are subject to any special rules that limit your ability to be taxed at this favorable rate.

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

Certain pro rata distributions of common shares by a company to all of its shareholders, including holders of ADSs, will not be subject to U.S. federal income tax. Accordingly, these distributions will not give rise to U.S. federal income against which the ROC tax imposed on these distributions may be credited. You should consult your tax adviser as to whether any ROC tax imposed on these pro rata distributions of common shares may be creditable against your U.S. foreign source income from other sources.

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

Passive Foreign Investment Company Rules

We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for 2007.  However, since PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, less than 25 percent owned equity investments) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year.  If we were treated as a PFIC for any taxable year during which a U.S. holder held a common share or an ADS, certain adverse consequences could apply the U.S. holder.

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

In December 2003, we entered into an interest rate swap contract whereby we pay NT dollars at the 90-day BA rate minus 0.70% in exchange for three possible payoff scenarios: (1) if the US dollar 6-month LIBOR is below 0.95%, we receive the US dollar 6-month LIBOR per annum; (2) if the US dollar 6-month LIBOR is equal to or above 0.95% and equal to or below 2.00%, we receive 3.60% per annum; and (3) if the US dollar 6-month LIBOR is above 2.00%, we receive either 4.00% minus US dollar 6-month LIBOR or 0%, whichever is greater. The contract has a notional amount of NT$2,750.0 million, of which NT$1,375.0 million expired in January 2008 and the remaining amount expires in January 2009. As of December 31, 2007, the contract’s fair value was negative NT$20.3 million (US$0.6 million).

In October 2003, we entered into two cross-currency swap contracts to hedge against reductions in value caused by changes in foreign currency exchange rates, as well as to manage our exposure to interest rates. The final outstanding amounts under these contracts expired in October 2007, and we have subsequently entered into a number of smaller, monthly cross-currency swap contracts. See “—Foreign Currency Exchange Rate Risk.”

The table below sets forth information relating to our significant obligations that are sensitive to interest rate fluctuations as of December 31, 2007.

	Expected Maturity Date
	2008	2009	2010	2011	2012	Thereafter	Total	Fair Value
	(in millions, except percentages)
Short-term debt:
Variable rate (NT$)	556.0	–	–	–	–	–	556.0	556.0
Average interest rate	2.67%	–	–	–	–	–	2.67%
Variable rate (US$)	204.0	–	–	–	–	–	204.0	204.0
Average interest rate	4.62%	–	–	–	–	–	4.62%
Variable rate (RMB)	393.5	–	–	–	–	–	393.5	393.5
Average interest rate	3.94%	–	–	–	–	–	3.94%
Long-term debt:
Variable rate (NT$)	1,843.8	5,146.6	3,142.2	1,144.2	26.7	–	11,303.5	11,303.5
Average interest rate	3.46%	2.34%	1.76%	1.04%	3.88%	–	2.23%
Fixed rate (NT$)	45.2	16.5	5.1	0.6	0.3	–	67.7	67.7
Average interest rate	5.36%	5.36%	5.55%	7.33%	7.82%	–	5.40%
Variable rate (US$)	124.6	316.1	90.0	0.9	–	–	531.6	531.6
Average interest rate	5.24%	4.08%	5.54%	5.63%	–	–	4.60%
Fixed rate (US$)	0.7	*	*	*	–	–	0.7	0.7
Average interest rate	6.57%	15.3%	15.3%	15.3%	–	–	7.24%
Variable rate (JP¥)	1,200.0	1,600.0	800.0	–	–	–	3,600.0	3,600.0
Average interest rate	2.24%	2.36%	2.60%	–	–	–	2.37%
Variable rate (RMB)	89.7	59.8	64.9	–	–	–	214.4	214.4
Average interest rate	5.66%	5.83%	6.31%	–	–	–	5.90%

* Indicates amount is less than US$0.1 million.

Foreign Currency Exchange Rate Risk.  Our foreign currency exposure gives rise to market risk associated with exchange rate movements against the NT dollar, our functional currency. Currently, the majority of our revenues from packaging and testing services are denominated in U.S. dollars, with a portion denominated in NT dollars and Japanese yen. Our costs of revenues and operating expenses associated with packaging and testing services are incurred in several currencies, primarily in NT dollars and U.S. dollars, as well as, to a lesser extent, Korean won, Japanese yen, Malaysian ringgit and PRC renminbi. In addition, a substantial portion of our capital expenditures, primarily for the purchase of packaging and testing equipment, has been, and is expected to continue to be, denominated primarily in U.S. dollars with the remainder in Japanese yen. Fluctuations in exchange rates, primarily among the U.S. dollar, the NT dollar, the PRC renminbi and the Japanese yen, will affect our costs and operating margins and could result in exchange losses and increased costs in NT dollar and other local currency terms. Despite hedging and mitigating techniques implemented by us, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations. We recorded net foreign exchange gains of NT$154.3 million, NT$92.8 million and NT$403.5 million (US$12.4 million) in 2005, 2006 and 2007, respectively. In 2005, 2006 and 2007, the average exchange rate of the NT dollar to the U.S. dollar was 32.13,  32.51 and 32.85, respectively, calculated using noon buying rates in The City of New York for cable transfers in NT dollars as certified for customs purposes by the Federal Reserve Bank of New York.

Foreign currency denominated liabilities as of December 31, 2007 primarily include U.S. dollar debt and Japanese yen debt. As of December 31, 2007, approximately 53.4% of our cash and accounts receivable were denominated in U.S. dollars, with a substantial portion of the remainder denominated primarily in NT dollars and Japanese yen. As of December 31, 2007, approximately 84.5% of our accounts payable and payable for properties were denominated in currencies other than the NT dollar. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign currency exchange rates, we utilize currency forward contracts from time to time to reduce the impact of foreign currency fluctuations on our results of operations. Our policy is to account for these contracts on a mark-to-market rate basis.

In October 2003, we entered into two cross-currency swap contracts to hedge against exchange rate fluctuations in connection with our US$200.0 million zero coupon convertible bonds due 2008, of which US$15.0 million were repurchased in the market in April 2005.

The terms of one of such contracts provided that we pay NT dollars at a fixed rate of 1.7% and receive U.S. dollars at a fixed rate of 2.7%. The contract rate was US$/NT$33.95. The contract had a notional amount of US$157.0 million/NT$5,330.2 million. In April 2005, the notional amount of US$15.0 million was terminated early because of the repurchase in the market of a portion of our foreign convertible bonds.  The remaining US$142.0 million expired in October 2007.

The other such contract was terminated in December 2005. Under this contract we were to pay U.S. dollars at a floating rate that is the percentage by which LIBOR is greater than 2% and receive NT dollars at a floating rate that is the percentage by which LIBOR is less than 2%. The contract rate was US$/NT$33.95. The contract had a notional amount of US$43.0 million/NT$1,459.9 million.

In 2007, following the expiration of the final outstanding amounts under our October 2003 contracts, we entered into a number of smaller, monthly cross-currency swap contracts. As of December 31, 2007, we had US$139.2 million outstanding under these contracts. The terms of the contracts provide that we pay NT dollars at a fixed rate of 1.7% and receive U.S. dollars at a fixed rate of 4.45%.  The contract rate for these contracts is US$/NT$32.522. As of December 31, 2007, the contracts had a fair value of negative NT$7.5 million (US$0.2 million).

The table below sets forth our outstanding forward exchange contracts in aggregate terms by type of contract as of December 31, 2007.

Forward Exchange Contracts

Sell US$ against NT$
Notional Amount	US$190.0 million
Weighted Average Strike Price	US$/NT$32.267
Fair Value	Negative US$0.45 million

Sell US$ against JP¥
Notional Amount	US$16.0 million
Weighted Average Strike Price	US$/JP¥111.48
Fair Value	Negative US$0.14 million

Sell US$ against KRW
Notional Amount	US$5.0 million
Weighted Average Strike Price	US$/KRW939.5
Fair Value	US$0.04 million

Buy US$ against NT$
Notional Amount	US$15.0 million
Weighted Average Strike Price	US$/NT$32.203
Fair Value	US$0.08 million

Sell US$ against MYR
Notional Amount	US$8.0 million
Weighted Average Strike Price	US$/MYR3.324
Fair Value	US$0.05 million

Other Market Risk. Our exposure to other market risk relates primarily to our investments in publicly-traded stock and open-ended mutual funds. The value of these investments may fluctuate based on various factors including prevailing market conditions. Moreover, the fair value of investments in unlisted securities may be significantly different from their carrying value. Of our investments in publicly-traded stocks and open-ended mutual funds held as of December 31, 2007, NT$1,599.4 million (US$49.3 million) were classified as financial assets held for trading and NT$9.406.3 million (US$290.1 million) were classified as available-for-sale financial assets.

Item 12.  Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.  Controls and Procedures

Disclosure Controls and Procedures

As of December 31, 2007, we, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15(d)-15(e) under the Exchange Act. Our management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective for recording, processing, summarizing and reporting, within the time periods specified in the SEC’s rules and forms, information required to be disclosed in the reports we file or submit under the Exchange Act, and for accumulating and communicating such information to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on this assessment, management concluded that, as of December 31, 2007, our internal control over financial reporting is effective based on those criteria.

Attestation Report of the Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Advanced Semiconductor Engineering, Inc.

We have audited the internal control over financial reporting of Advanced Semiconductor Engineering, Inc. and subsidiaries (the “Company”) as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with auditing standards generally accepted in the Republic of China and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated April 10, 2008 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche
Deloitte & Touche
Taipei, Taiwan
The Republic of China
April 10, 2008

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

	For the Year Ended December 31,
	2006	2007
	NT$	NT$	US$
	(in thousands)
Audit fees(1)	110,695.1	116,097.2	3,579.9
Audit-related fees(2)	1,658.7	5,240.1	161.6
Tax fees(3)	12,056.8	11,540.7	355.9
All other fees(4)	2,388.4	2,535.4	78.2
Total	126,799.0	135,413.4	4,175.6

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

(2)
Audit-related fees include assurance and related services provided by auditors that are reasonably related to the performance of the audit or review of our financial statements and not reported above under “Audit fees.” They comprise amounts for services such as acquisition due diligence and consultation concerning financial accounting and reporting matters.

(3)
Tax fees consist of professional services rendered by Deloitte & Touche for tax compliance and tax advice.  The services for the fees disclosed under this category include tax return preparation and technical tax advice.

(4)
Other fees primarily consist of fees for agreed-upon procedures as required by the ROC government for capital investments in the PRC and the review of an application of one of our subsidiaries to ROC regulatory authorities for an initial public offering.

Item 16D.  Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None of our equity securities were purchased by ourselves or our affiliated purchasers in 2007.

PART III

Item 17.  Financial Statements

The Company has elected to provide financial statements for fiscal year 2007 and the related information pursuant to Item 18.

Item 18.  Financial Statements

Reference is made to pages F-1 to F-70 of this annual report.

The consolidated financial statements of the Company and the report thereon by its independent registered public accounting firm listed below are attached hereto as follows:

(a)	Report of Independent Registered Public Accounting Firm of the Company dated April 10, 2008 (page F-1 to F-2).

(b)	Consolidated Balance Sheets of the Company and subsidiaries as of December 31, 2006 and 2007 (page F-3).

(c)	Consolidated Statements of Operations of the Company and subsidiaries for the years ended December 31, 2005, 2006 and 2007 (page F-4 to F-6).

(d)	Consolidated Statements of Changes in Shareholders’ Equity of the Company and subsidiaries for the years ended December 31, 2005, 2006 and 2007 (page F-7).

(e)	Consolidated Statements of Cash Flows of the Company and subsidiaries for the years ended December 31, 2005, 2006 and 2007 (pages F-8 to F-10).

(f)	Notes to Consolidated Financial Statements of the Company and subsidiaries (pages F-11 to F-70).

Item 19.  Exhibits

1.	Articles of Incorporation of the Registrant (English translation of Chinese) (incorporating all amendments as of June 19, 2008).

2.	(a)
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

(h)
Joint Venture Agreement dated as of July 14, 2006 among Advanced Semiconductor Engineering, Inc. and Powerchip Semiconductor Corp. relating to the establishment of, and our investment of 60.0% in, Power ASE (incorporated by reference to Exhibit 4(r) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2006 filed on June 25, 2007, as amended).

(i)
Sale and Purchase Agreement dated January 11, 2007 among J&R Holding Limited and Seacoast Profits Limited relating to our acquisition of 100% of GAPT (incorporated by reference to Exhibit 4(s) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2006 filed on June 25, 2007, as amended).

(j)
Equity Interests Transfer Agreement dated August 6, 2007 by and among NXP B.V., NXP Semiconductors Suzhou Ltd. and J&R Holding Limited relating to our acquisition of 60% of ASEN, our joint venture with NXP Semiconductors.

(k)
Scheme Implementation Agreement dated September 4, 2007 between Advanced Semiconductor Engineering, Inc. and ASE Test Limited relating to our acquisition of all the outstanding ordinary shares of, and the privatization of, ASE Test (incorporated by reference to Appendix A to Exhibit (a)(1) to Schedule 13E-3 (File No. 005-55723) filed by ASE Test on January 4, 2008).

(l)
Syndicated Loan Agreement in the amount of NT$24,750 million dated March 3, 2008 among Advanced Semiconductor Engineering, Inc., Citibank, N.A., Taipei Branch and the banks and banking institutions listed on Schedule I thereto relating to our acquisition of all the outstanding ordinary shares of, and the privatization of, ASE Test.

(m)
Equity Purchase Agreement dated March 17, 2008 between Aimhigh Global Corp., TCC Steel and J&R Holding Limited in respect of Weihai Aimhigh Electronic Co. Ltd. relating to our acquisition of 100% of ASE Weihai Inc.

(n)
Syndicated Loan Agreement in the amount of US$200 million dated May 29, 2008 among Advanced Semiconductor Engineering, Inc., Citibank, N.A., Taipei Branch and the banks and banking institutions listed on Schedule I thereto relating to our acquisition of all the outstanding ordinary shares of, and the privatization of, ASE Test.

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
Joseph Tung
Chief Financial Officer

Date: June 30, 2008

Advanced Semiconductor Engineering,
Inc. and Subsidiaries

Consolidated Financial Statements for the
Years Ended December 31, 2005, 2006 and 2007 and
Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Advanced Semiconductor Engineering, Inc.

We have audited the accompanying consolidated balance sheets of Advanced Semiconductor Engineering, Inc. (a corporation incorporated under the laws of the Republic of China) and its subsidiaries (collectively the “Company”) as of December 31, 2006 and 2007, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007, all expressed in New Taiwan dollars.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2006 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, the requirements of the Business Accounting Law and Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the Republic of China.

As discussed in Note 29 to the consolidated financial statements, the Company incurred fire damage to its production line and facilities in Chung Li, Taiwan on May 1, 2005.  The Company recognized an estimated loss of NT$13,479,079 thousand for the damage to its inventories, building, machinery and equipment, net of NT$4,641,000 thousand of insurance receivable in 2005.  The Company reached a final settlement with the insurers in June 2006 with regards to the fire damage referred to above.  The final settlement amount of NT$8,068,000 thousand, less the NT$4,641,000 thousand recorded in 2005 and the related repair and restoring expenses of NT$1,043,132 thousand, was recorded as a gain in 2006.  The Company also reversed NT$2,190,583 thousand of previously recorded impairment charges on these fire-damaged building, machinery and equipment due to an increase in the estimated service potential of the assets.  The net amount of NT$4,574,451 thousand was recognized as a gain on insurance settlement and impairment recovery.

As discussed in Note 3 to the consolidated financial statements, the Company adopted the Republic of China Statement of Financial Accounting Standards No. 34, “Financial Instruments:  Recognition and Measurement”, No. 36, “Financial Instruments:  Disclosure and Presentation” and other revised Statements on January 1, 2006.

Accounting principles generally accepted in the Republic of China differ in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in Note 31 to the consolidated financial statements.

Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 to the consolidated financial statements.  Such U.S. dollar amounts are presented solely for the convenience of the readers.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 10, 2008 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche
Taipei, Taiwan
The Republic of China
April 10, 2008

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Amounts in Thousands, Except Par Value)

	December 31				December 31
	2006	2007			2006	2007
ASSETS	NT$	NT$	US$ (Note 2)	LIABILITIES AND SHAREHOLDERS’ EQUITY	NT$	NT$	US$ (Note 2)

CURRENT ASSETS				CURRENT LIABILITIES
Cash (Note 4)	$15,730,075	$17,157,935	$529,076	Short-term borrowings (Note 14)	$2,868,138	$8,922,330	$275,126
Financial assets at fair value through profit or loss (Notes 2, 3, 5 and 23)	1,557,903	1,601,994	49,399	Short-term bills payable	-	149,831	4,620
Available-for-sale financial assets (Notes 2, 3, 6 and 23)	9,346,415	9,406,327	290,050	Financial liabilities at fair value through profit or loss (Notes 2, 3, 5 and 23)	352,583	44,331	1,367
Held-to-maturity financial assets (Notes 2 and 23)	-	50,000	1,542	Notes and accounts payable	7,304,812	9,242,092	284,986
Notes receivable	109,912	62,451	1,926	Income tax payable (Notes 2 and 21)	1,332,000	1,237,325	38,154
Accounts receivable, net (Notes 2 and 7)	11,344,961	18,685,052	576,166	Accrued expenses (Note 17)	3,108,175	4,045,167	124,735
Other receivables	915,390	936,466	28,877	Payable for properties	3,082,384	4,137,437	127,581
Guarantee deposits (Note 23)	323,216	332,717	10,259	Current portion of bonds payable (Notes 2, 15 and 23)	3,798,233	1,375,000	42,399
Inventories (Notes 2 and 8)	5,674,010	5,596,875	172,583	Current portion of long-term bank loans (Notes 16, 23 and 25)	1,292,040	5,258,946	162,163
Deferred income tax assets, net (Notes 2 and 21)	2,808,184	2,075,256	63,992	Temporary receipts (Note 7)	2,503,125	96,009	2,960
Other current assets	952,732	996,948	30,741	Deferred income tax liabilities (Notes 2 and 21)	-	121,499	3,747
				Current portion of capital lease obligations (Notes 2 and 23)	540,736	67,838	2,092
Total current assets	48,762,798	56,902,021	1,754,611	Other	1,828,016	1,053,149	32,474

LONG-TERM INVESTMENTS				Total current liabilities	28,010,242	35,750,954	1,102,404
Held-to-maturity financial assets (Notes 2 and 23)	50,000	-	-
Financial assets carried at cost (Notes 2, 9 and 23)	1,595,597	525,025	16,189	LONG-TERM DEBTS
Equity method investments (Notes 2 and 10)	4,088,949	4,325,119	133,368	Long-term bonds payable (Notes 2, 15 and 23)	5,758,611	5,889,735	181,614
				Long-term bank loans (Notes 16, 23 and 25)	23,571,786	18,021,762	555,713
Total long-term investments	5,734,546	4,850,144	149,557	Capital lease obligations (Notes 2 and 23)	67,903	24,512	756

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 11, 24 and 25)				Total long-term debts	29,398,300	23,936,009	738,083
Cost
Land	2,284,577	2,287,739	70,544	OTHER LIABILITIES
Buildings and improvements	30,508,824	36,355,071	1,121,032	Accrued pension cost (Notes 2 and 17)	2,296,384	2,168,954	66,881
Machinery and equipment	100,838,100	113,204,238	3,490,726	Deferred income tax liabilities (Notes 2 and 21)	25,888	150,009	4,626
Transportation equipment	165,665	192,330	5,931	Other	183,303	631,636	19,476
Furniture and fixtures	2,951,547	3,250,435	100,229
Leased assets and leasehold improvements	1,042,889	571,940	17,636	Total other liabilities	2,505,575	2,950,599	90,983
Total cost	137,791,602	155,861,753	4,806,098
Accumulated depreciation	(71,608,252)	(84,480,618)	(2,605,014)	Total liabilities	59,914,117	62,637,562	1,931,470
	66,183,350	71,381,135	2,201,084
Construction in progress	3,678,333	3,442,925	106,165
Machinery in transit and prepayments	3,682,071	6,964,269	214,747	EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT (Notes 2, 3 and 18)
Net property, plant and equipment	73,543,754	81,788,329	2,521,996	Capital stock - NT$10 par value
				Authorized - 7,000,000 thousand shares in 2006 and 8,000,000 thousand shares in 2007
INTANGIBLE ASSETS				Issued - 4,592,509 thousand shares in 2006 and 5,447,559 thousand shares in 2007	45,925,086	54,475,589	1,679,790
Patents (Note 2)	4,081	5,950	183	Capital received in advance	384,428	491,883	15,168
Goodwill (Notes 2, 3 and 12)	2,831,274	3,188,117	98,308	Capital surplus
Deferred pension cost (Notes 2 and 17)	13,265	52,058	1,605	Capital in excess of par value	269,027	1,842,027	56,800
Land use rights (Notes 2 and 25)	600,322	1,486,209	45,828	Treasury stock transactions	16,768	288,713	8,903
				Long-term investment	3,519,973	3,535,840	109,030
Total intangible assets	3,448,942	4,732,334	145,924	Other	-	728,254	22,456
				Total capital surplus	3,805,768	6,394,834	197,189
OTHER ASSETS				Retained earnings	16,985,043	13,898,213	428,560
Idle assets (Notes 2, 13 and 25)	51,212	751,974	23,188	Other equity adjustments
Guarantee deposits (Notes 23 and 25)	314,489	157,589	4,859	Unrealized gain or loss on financial instruments	416,400	402,518	12,412
Deferred charges, net (Note 2)	1,880,712	1,353,603	41,739	Cumulative translation adjustments	1,330,651	2,179,808	67,215
Deferred income tax assets, net (Notes 2 and 21)	2,512,421	1,461,402	45,063	Unrecognized pension cost	(19,041)	(6,516)	(201)
Restricted assets (Notes 23 and 25)	336,463	279,068	8,605	Treasury stock - 184,713 thousand shares in 2006 and 210,715 thousand shares in 2007	(2,808,436)	(2,662,968)	(82,114)
Other	455,539	100,986	3,115
				Total other equity adjustments	(1,080,426)	(87,158)	(2,688)
Total other assets	5,550,836	4,104,622	126,569
				Total equity attributable to shareholders of the parent	66,019,899	75,173,361	2,318,019

				MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	11,106,860	14,566,527	449,168

				Total shareholders' equity	77,126,759	89,739,888	2,767,187

TOTAL	$137,040,876	$152,377,450	$4,698,657	TOTAL	$137,040,876	$152,377,450	$4,698,657

The accompanying notes are an integral part of the consolidated financial statements.
(With Deloitte & Touche audit report dated April 10, 2008)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in Thousands, Except Per Share Data)

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$	US$ (Note 2)

NET REVENUES (Note 2)
Packaging	$66,022,940	$76,820,475	$78,516,274	$2,421,100
Testing	17,121,986	21,429,584	20,007,839	616,955
Other	890,872	2,173,588	2,638,956	81,374

Total net revenues	84,035,798	100,423,647	101,163,069	3,119,429

COST OF REVENUES (Note 20)
Packaging	55,894,282	57,539,702	57,926,623	1,786,205
Testing	12,688,893	12,701,354	12,404,933	382,514
Other	934,829	1,402,211	1,743,150	53,752

Total cost of revenues	69,518,004	71,643,267	72,074,706	2,222,471

GROSS PROFIT	14,517,794	28,780,380	29,088,363	896,958

OPERATING EXPENSES (Note 20)
Research and development	2,785,432	2,632,036	3,284,088	101,266
Selling	1,100,023	1,320,646	1,068,614	32,951
General and administrative	4,813,177	4,381,267	5,438,495	167,700

Total operating expenses	8,698,632	8,333,949	9,791,197	301,917

INCOME FROM OPERATIONS	5,819,162	20,446,431	19,297,166	595,041

NON-OPERATING INCOME AND GAINS
Interest income (Note 23)	173,325	406,364	348,660	10,751
Gain on valuation of financial assets, net (Notes 3, 5 and 23)	-	29,278	205,997	6,352
Gain on valuation of financial liabilities, net (Notes 5 and 23)	20,919	-	-	-
Equity in earnings of equity method investees (Notes 2, 3 and 10)	74,292	315,654	345,705	10,660
Foreign exchange gain, net	154,275	92,819	403,532	12,443
Gain on insurance settlement and impairment recovery (Note 29)	-	4,574,451	-	-
Other	324,132	961,041	1,176,137	36,267

Total non-operating income and gains	746,943	6,379,607	2,480,031	76,473

NON-OPERATING EXPENSES AND LOSSES
Interest expense (Notes 11 and 23)	1,571,058	1,620,294	1,574,524	48,551
Loss on valuation of financial liabilities (Notes 5 and 23)	-	289,847	28,583	881
Loss on inventory valuation and obsolescence	611,679	1,143,925	634,457	19,564
Impairment loss (Notes 9 and 13)	-	-	994,682	30,672
Loss on fire damage (Note 29)	8,838,079	-	-	-
Other (Note 7)	1,219,135	1,520,548	1,193,083	36,790

Total non-operating expenses and losses	12,239,951	4,574,614	4,425,329	136,458

INCOME (LOSS) BEFORE INCOME TAX	(5,673,846)	22,251,424	17,351,868	535,056

INCOME TAX BENEFIT (EXPENSE) (Notes 2 and 21)	118,656	(2,084,787)	(3,357,384)	(103,527)

INCOME (LOSS) FROM CONTINUING OPERATIONS	(5,555,190)	20,166,637	13,994,484	431,529

DISCONTINUED OPERATIONS (Note 28)
Income from discontinued operations, net of income tax expense of NT$2,147 thousand	120,962	-	-	-
Gain on disposal of discontinued operations, net of income tax expense of NT$1,920 thousand	232,737	-	-	-

	353,699	-	-	-

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in Thousands, Except Per Share Data)

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$	US$ (Note 2)

INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	$(5,201,491)	$20,166,637	$13,994,484	$431,529

CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES, NET OF INCOME TAX BENEFIT OF NT$114,168 THOUSAND IN 2006 (Note 3)	-	(342,503)	-	-

NET INCOME (LOSS)	$(5,201,491)	$19,824,134	$13,994,484	$431,529

ATTRIBUTABLE TO
Shareholders of the parent	$(4,691,187)	$17,416,151	$12,165,249	$375,123
Minority interest	(510,304)	2,407,983	1,829,235	56,406

	$(5,201,491)	$19,824,134	$13,994,484	$431,529

EARNINGS (LOSS) PER SHARE (Note 22)
Basic earnings (loss) per share
Before income tax
Income (loss) from continuing operations	(1.13)	3.73	2.64	0.08
Discontinued operations	0.07	-	-	-
Cumulative effect of changes in accounting principles	-	(0.09)	-	-
Income (loss) attributable to shareholders of the parent	(1.06)	3.64	2.64	0.08
After income tax
Income (loss) from continuing operations	(0.99)	3.48	2.34	0.07
Discontinued operations	0.07	-	-	-
Cumulative effect of changes in accounting principles	-	(0.07)	-	-
Income (loss) attributable to shareholders of the parent	(0.92)	3.41	2.34	0.07
Diluted earnings (loss) per share
Before income tax
Income (loss) from continuing operations	(1.13)	3.56	2.55	0.08
Discontinued operations	0.07	-	-	-
Cumulative effect of changes in accounting principles	-	(0.08)	-	-
Income (loss) attributable to shareholders of the parent	(1.06)	3.48	2.55	0.08
After income tax
Income (loss) from continuing operations	(0.99)	3.31	2.26	0.07
Discontinued operations	0.07	-	-	-
Cumulative effect of changes in accounting principles	-	(0.06)	-	-
Income (loss) attributable to shareholders of the parent	(0.92)	3.25	2.26	0.07

EARNINGS PER ADS (Note 22)
Basic earnings (loss) per ADS
Before income tax
Income (loss) from continuing operations	(5.64)	18.67	13.20	0.41
Discontinued operations	0.35	-	-	-
Cumulative effect of changes in accounting principles	-	(0.45)	-	-
Income (loss) attributable to shareholders of the parent	(5.29)	18.22	13.20	0.41
After income tax
Income (loss) from continuing operations	(4.97)	17.39	11.69	0.36
Discontinued operations	0.35	-	-	-
Cumulative effect of changes in accounting principles	-	(0.34)	-	-
Income (loss) attributable to shareholders of the parent	(4.62)	17.05	11.69	0.36

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in Thousands, Except Per Share Data)

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$	US$ (Note 2)

Diluted earnings (loss) per ADS
Before income tax
Income (loss) from continuing operations	(5.64)	17.82	12.77	0.39
Discontinued operations	0.35	-	-	-
Cumulative effect of changes in accounting principles	-	(0.42)	-	-
Income (loss) attributable to shareholders of the parent	(5.29)	17.40	12.77	0.39
After income tax
Income (loss) from continuing operations	(4.97)	16.58	11.29	0.35
Discontinued operations	0.35	-	-	-
Cumulative effect of changes in accounting principles	-	(0.32)	-	-
Income (loss) attributable to shareholders of the parent	(4.62)	16.26	11.29	0.35

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated April 10, 2008)
(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Amounts in Thousands)

				Retained Earnings (Accumulated Deficit)		Other Adjustments
					Unappropriated	Unrealized
		Capital			Earnings	Gain (Loss)	Cumulative	Unrecognized			Total
	Capital	Received	Capital	Legal	(Accumulated	on Financial	Translation	Pension	Treasury	Minority	Shareholders’
	Stock	in Advance	Surplus	Reserve	Deficit)	Instruments	Adjustments	Cost	Stock	Interest	Equity
New Taiwan dollars

BALANCE, JANUARY 1, 2005	$41,000,000	$42,759	$6,972,656	$1,325,944	$4,250,388	$(107,221)	$640,379	$(4,710)	$(2,808,436)	$8,404,826	$59,716,585
Appropriations of 2004 earnings
Legal reserve	-	-	-	420,969	(420,969)	-	-	-	-	-	-
Compensation to directors and supervisors	-	-	-	-	(75,720)	-	-	-	-	-	(75,720)
Bonus to employees - cash	-	-	-	-	(9,536)	-	-	-	-	-	(9,536)
Bonus to employees - stock	255,675	-	-	-	(255,675)	-	-	-	-	-	-
Cash dividends - 1%	-	-	-	-	(411,221)	-	-	-	-	-	(411,221)
Stock dividends - 6.99%	2,878,548	-	-	-	(2,878,548)	-	-	-	-	-	-
Capital surplus transferred to common stock - 2.99%	1,233,663	-	(1,233,663)	-	-	-	-	-	-	-	-
Adjustment of equity in subsidiaries	-	-	18,043	-	-	700	-	(12,711)	-	-	6,032
Valuation on derivative financial instruments	-	-	-	-	-	36,607	-	-	-	-	36,607
Stock options exercised by employees
Common stock	205,837	(42,759)	159,256	-	-	-	-	-	-	-	322,334
Capital received in advance	-	156,228	-	-	-	-	-	-	-	-	156,228
Net loss in 2005	-	-	-	-	(4,691,187)	-	-	-	-	(510,304)	(5,201,491)
Changes in minority interest	-	-	-	-	-	-	-	-	-	7,466	7,466
Cumulative translation adjustments	-	-	-	-	-	-	432,132	-	-	-	432,132
BALANCE, DECEMBER 31, 2005	45,573,723	156,228	5,916,292	1,746,913	(4,492,468)	(69,914)	1,072,511	(17,421)	(2,808,436)	7,901,988	54,979,416
Effect of adopting ROC SFAS No. 34	-	-	-	-	-	(129,179)	-	-	-	-	(129,179)
Offset against deficit	-	-	(2,314,447)	(1,746,913)	4,061,360	-	-	-	-	-	-
Unrealized gain on available-for-sale financial assets	-	-	-	-	-	16,827	-	-	-	-	16,827
Valuation on derivative financial instruments	-	-	-	-	-	129,179	-	-	-	-	129,179
Adjustment of equity in subsidiaries	-	-	(65,104)	-	-	469,487	-	(1,620)	-	-	402,763
Stock options exercised by employees
Common stock	351,363	(156,228)	269,027	-	-	-	-	-	-	-	464,162
Capital received in advance	-	384,428	-	-	-	-	-	-	-	-	384,428
Net income in 2006	-	-	-	-	17,416,151	-	-	-	-	2,407,983	19,824,134
Changes in minority interest	-	-	-	-	-	-	-	-	-	796,889	796,889
Cumulative translation adjustments	-	-	-	-	-	-	258,140	-	-	-	258,140
BALANCE, DECEMBER 31, 2006	45,925,086	384,428	3,805,768	-	16,985,043	416,400	1,330,651	(19,041)	(2,808,436)	11,106,860	77,126,759
Appropriations of 2006 earnings
Legal reserve	-	-	-	1,698,504	(1,698,504)	-	-	-	-	-	-
Compensation to directors and supervisors	-	-	-	-	(300,000)	-	-	-	-	-	(300,000)
Bonus to employees - cash	-	-	-	-	(535,028)	-	-	-	-	-	(535,028)
Bonus to employees - stock	535,029	-	-	-	(535,029)	-	-	-	-	-	-
Cash dividends - 15%	-	-	-	-	(6,941,011)	-	-	-	-	-	(6,941,011)
Stock dividends - 15%	6,941,011	-	-	-	(6,941,011)	-	-	-	-	-	-
Adjustment of equity in subsidiaries	-	-	15,867	-	-	(15,069)	-	12,525	145,468	-	158,791
Cash dividends paid to subsidiaries	-	-	271,945	-	-	-	-	-	-	-	271,945
Unrealized gain on available-for-sale financial assets	-	-	-	-	-	1,187	-	-	-	-	1,187
Stock options exercised by employees
Common stock	697,276	(384,428)	649,392	-	-	-	-	-	-	-	962,240
Capital received in advance	-	61,952	-	-	-	-	-	-	-	-	61,952
Conversion of convertible bonds
Common stock	377,187	-	923,608	-	-	-	-	-	-	-	1,300,795
Capital received in advance	-	429,931	-	-	-	-	-	-	-	-	429,931
Capital surplus from accrued interest on foreign convertible bonds	-	-	728,254	-	-	-	-	-	-	-	728,254
Net income in 2007	-	-	-	-	12,165,249	-	-	-	-	1,829,235	13,994,484
Changes in minority interest	-	-	-	-	-	-	-	-	-	1,630,432	1,630,432
Cumulative translation adjustments	-	-	-	-	-	-	849,157	-	-	-	849,157
BALANCE, DECEMBER 31, 2007	$54,475,589	$491,883	$6,394,834	$1,698,504	$12,199,709	$402,518	$2,179,808	$(6,516)	$(2,662,968)	$14,566,527	$89,739,888

U.S. Dollars

BALANCE, JANUARY 1, 2007	$1,416,130	$11,854	$117,354	$-	$523,745	$12,840	$41,031	$(587)	$(86,600)	$342,487	$2,378,254
Appropriations of 2006 earnings
Legal reserve	-	-	-	52,374	(52,374)	-	-	-	-	-	-
Compensation to directors and supervisors	-	-	-	-	(9,252)	-	-	-	-	-	(9,252)
Bonus to employees - cash	-	-	-	-	(16,498)	-	-	-	-	-	(16,498)
Bonus to employees - stock	16,498	-	-	-	(16,498)	-	-	-	-	-	-
Cash dividends - 15%	-	-	-	-	(214,030)	-	-	-	-	-	(214,030)
Stock dividends - 15%	214,030	-	-	-	(214,030)	-	-	-	-	-	-
Adjustment of equity in subsidiaries	-	-	489	-	-	(465)	-	386	4,486	-	4,896
Cash dividends paid to subsidiaries	-	-	8,386	-	-	-	-	-	-	-	8,386
Unrealized gain on available-for-sale financial assets	-	-	-	-	-	37	-	-	-	-	37
Stock options exercised by employees
Common stock	21,501	(11,854)	20,024	-	-	-	-	-	-	-	29,671
Capital received in advance	-	1,911	-	-	-	-	-	-	-	-	1,911
Conversion of convertible bonds
Common stock	11,631	-	28,480	-	-	-	-	-	-	-	40,111
Capital received in advance	-	13,257	-	-	-	-	-	-	-	-	13,257
Capital surplus from accrued interest on foreign convertible bonds	-	-	22,456	-	-	-	-	-	-	-	22,456
Net income in 2007	-	-	-	-	375,123	-	-	-	-	56,406	431,529
Changes in minority interest	-	-	-	-	-	-	-	-	-	50,275	50,275
Cumulative translation adjustments	-	-	-	-	-	-	26,184	-	-	-	26,184
BALANCE, DECEMBER 31, 2007	$1,679,790	$15,168	$197,189	$52,374	$376,186	$12,412	$67,215	$(201)	$(82,114)	$449,168	$2,767,187
The accompanying notes are an integral part of the consolidated financial statements.
(With Deloitte & Touche audit report dated April 10, 2008)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$	US$

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(5,201,491)	$19,824,134	$13,994,484	$431,529
Cumulative effect of changes in accounting principles	-	342,503	-	-
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	13,990,219	13,488,180	15,558,722	479,763
Amortization	1,042,560	1,000,031	1,067,430	32,915
Equity in earnings of equity method investees, net of cash dividends received	(74,292)	(222,847)	(191,188)	(5,895)
Impairment loss	-	-	994,682	30,672
Accrued interest on foreign convertible bonds	241,394	247,155	177,111	5,461
Provision for inventory valuation and obsolescence	611,679	1,143,925	634,457	19,564
Loss on fire damage (gain on insurance settlement and impairment recovery)	8,212,780	(4,574,451)	-	-
Deferred income taxes	(481,310)	481,919	2,029,567	62,583
Amortization of goodwill	528,943	-	-	-
Other	620,280	200,936	(119,654)	(3,690)
Changes in operating assets and liabilities
Financial assets for trading	(1,782,863)	2,773,501	(44,091)	(1,360)
Notes and accounts receivable	(2,024,569)	4,192,941	(5,441,054)	(167,778)
Other receivable	(621,283)	573,125	(95,286)	(2,938)
Inventories	87,290	1,363,885	(317,620)	(9,794)
Other current assets	100,859	(228,740)	88,894	2,741
Financial liabilities for trading	(80,852)	(436,667)	(308,252)	(9,505)
Notes and accounts payable	3,134,747	(3,679,883)	661,423	20,395
Income tax payable	(249,958)	1,294,249	(94,783)	(2,923)
Accrued expenses and other current liabilities	705,200	(522,403)	(268,766)	(8,288)
Other liabilities	(8,246)	28,526	(19,298)	(594)

Net cash provided by operating activities	18,751,087	37,290,019	28,306,778	872,858

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(15,611,549)	(17,764,237)	(17,190,432)	(530,078)
Proceeds from disposal of property, plant and equipment	1,119,132	413,540	347,470	10,714
Acquisition of available-for-sale financial assets	(795,770)	(16,652,840)	(11,768,642)	(362,894)
Proceeds from disposal of available-for-sale financial assets	1,503,175	7,518,738	11,825,157	364,636
Acquisition of financial assets carried at cost	-	(320,881)	(17,970)	(554)
Proceeds from disposal of financial assets carried at cost	21,465	-	910,307	28,070
Acquisition of subsidiaries	-	-	(846,889)	(26,114)
Acquisition of equity method investments	(104,738)	(309)	-	-
Proceeds from return of capital by equity method investments	60,706	-	-	-
Decrease in guaranteed deposits	-	-	147,399	4,545
Proceeds from insurance claims	2,300,000	5,768,000	-	-
Decrease (increase) in restricted assets	(4,198)	(69,326)	57,395	1,770
Increase in other assets	(598,680)	(815,006)	(894,892)	(27,594)
Proceeds from disposal of discontinued operations	566,411	-	-	-
Acquisition of land use rights	(87,912)	(182,187)	(677,264)	(20,884)

Net cash used in investing activities	(11,631,958)	(22,104,508)	(18,108,361)	(558,383)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from (repayments of):
Short-term borrowings	3,638,444	(2,216,799)	3,784,091	116,685
Short-term bills payable	(908,816)	-	149,831	4,620
(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$	US$

Foreign convertible bonds	$(502,748)	$-	$-	$-
Proceeds from long-term debts	24,514,627	16,148,800	3,072,061	94,729
Repayments of long-term debts and capital lease obligations	(27,736,492)	(29,894,517)	(7,711,576)	(237,791)
Increase (decrease) in guarantee deposits received	-	261,754	(212,271)	(6,546)
Increase (decrease) in collection of accounts receivable sold	887,354	1,491,110	(2,378,464)	(73,341)
Proceeds from exercise of stock options by employees	478,562	848,590	1,024,192	31,582
Compensation to directors and supervisors and bonus to employees	(75,720)	(9,536)	(835,028)	(25,750)
Cash dividends	(394,453)	-	(6,941,011)	(214,030)
Increase in minority interest	7,466	809,544	1,559,288	48,082

Net cash used in financing activities	(91,776)	(12,561,054)	(8,488,887)	(261,760)

EFFECT OF EXCHANGE RATE CHANGES	261,332	(162,734)	(281,670)	(8,686)

EFFECT OF FIRST INCLUSION FOR CONSOLIDATION OF A SUBSIDIARY	-	4,564	-	-

NET INCREASE IN CASH	7,288,685	2,466,287	1,427,860	44,029

CASH, BEGINNING OF YEAR	5,975,103	13,263,788	15,730,075	485,047

CASH, END OF YEAR	$13,263,788	$15,730,075	$17,157,935	$529,076

SUPPLEMENTAL INFORMATION
Interest paid (excluding capitalized interest)	$1,759,546	$1,689,075	$1,605,936	$49,520
Income tax paid	$612,612	$308,619	$1,604,529	$49,477
Cash paid for acquisition of property, plant and equipment
Acquisition of property, plant and equipment	$(12,957,405)	$(17,730,935)	$(18,172,155)	$(560,350)
Increase (decrease) in payable	(2,891,017)	(444,718)	973,359	30,014
Increase in capital lease obligations	236,873	411,416	8,364	258
	$(15,611,549)	$(17,764,237)	$(17,190,432)	$(530,078)
Cash received from disposal of property, plant and equipment
Proceeds from disposal of property, plant and equipment	$1,119,132	$637,541	$259,924	$8,015
Decrease (increase) in other receivables	-	(224,001)	87,546	2,699
	$1,119,132	$413,540	$347,470	$10,714
Cash received from disposal of discontinued operations
Sales price	$625,559	$-	$-	$-
Increase in receivable	(59,148)	-	-	-
	$566,411	$-	$-	$-
Cash paid for acquisition of subsidiaries (Note 1)
Fair value of assets acquired from Top Master Enterprises Limited (“TME”)	$-	$-	$8,588,859	$264,843
Less: Fair value of liabilities from TME	-	-	(6,633,099)	(204,536)
Net fair value	-	-	1,955,760	60,307
Less: Cash received at acquisition	-	-	(1,180,780)	(36,410)
Net cash outflow	-	-	774,980	23,897

Fair value of assets acquired from ASEN Semiconductors Co., Ltd. (“ASEN”)	-	-	1,655,886	51,060
Less: Fair value of liabilities from ASEN	-	-	(461,144)	(14,220)
	-	-	1,194,742	36,840
Allocated to minority interest	-	-	(489,134)	(15,083)
(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$	US$

Net fair value	$-	$-	$705,608	$21,757
Less: Cash received at acquisition	-	-	(633,699)	(19,540)
Net cash outflow	-	-	71,909	2,217
	$-	$-	$846,889	$26,114

FINANCING ACTIVITIES NOT AFFECTING CASH FLOWS
Bonds converted to capital stock	$-	$-	$1,730,726	$53,368
Current portion of long-term bank loans	5,232,529	1,292,040	5,258,946	162,163
Current portion of bonds payable	-	3,798,233	1,375,000	42,399
Current portion of capital lease obligations	205,662	540,736	67,838	2,092

	$5,438,191	$5,631,009	$8,432,510	$260,022

SUPPLEMENTAL DISCLOSURES

The effect of first inclusion for consolidation of a subsidiary, Shanghai Ding Hui Real Estate Development Co., Ltd., was as follows:

December 31, 2005
NT$
Cash	$4,564
Others	76,874
Total assets	81,438
Liabilities	-
Total shareholders’ equity	$81,438

Equity attributable to:
Minority interest in consolidated subsidiaries	$8,145
Shareholders of the parent	73,293

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated April 10, 2008)
(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005, 2006 AND 2007
(Amounts in Thousands, Except Per Share Data and Unless Otherwise Stated)

1.     HISTORY AND ORGANIZATION

Advanced Semiconductor Engineering, Inc. (“ASE Inc. or including its subsidiaries, collectively the “Company”), a corporation incorporated under the laws of Republic of China (the “ROC”), is an independent provider of semiconductor packaging and testing services and offers a comprehensive range of advanced IC packaging and testing service.  The common shares of ASE Inc. are traded on the Taiwan Stock Exchange under the symbol “2311”.  Since September 2000, the common shares of ASE Inc. have been traded on the New York Stock Exchange under the symbol “ASX” in the form of American depositary shares (“ADS”).  The Company and its affiliates are together referred to as the “ASE Group”.

As of December 31, 2006 and 2007, the Company had approximately 27,000 and 30,000 employees, respectively.

Set forth is a brief overview of the Company’s organizational structure.

a.	Wholly-owned subsidiaries as of December 31, 2007:

1)	ASE Holding Limited (incorporated in Bermuda in April 1990), which holds shares in ASE Group companies;

2)	ASE Marketing Services Ltd. (incorporated in Hong Kong in February 1991), which is engaged in trading activities. ASE Marketing Services Ltd. was dissolved in July 2007;

3)	J&R Holding Limited (incorporated in Bermuda in December 1995), which holds shares in ASE Group companies;

4)	ASE Marketing & Service Japan Co., Ltd. (incorporated in Japan in November 2003), which is engaged in marketing and provides sales services in the packaging and testing markets; and

5)
Innosource Limited (“Innosource”), which is a holding company incorporated in the British Virgin Islands in June 2001 and through which the Company invested in ASE (Kun Shan) Inc. and ASE Module (Shanghai) Inc.  Due to an organizational restructuring, the Company transferred its shareholding in ASE (Kun Shan) from Innosource to Omniquest Industrial Limited (“Omniquest”), a subsidiary of ASE Inc. through direct and indirect ownership, and invested an additional US$30,000 thousand in Omniquest in August 2006.  As of December 31, 2007, Innosource held a 20% ownership interest in Omniquest.

b.	As of December 31, 2007, the Company held more than 50% ownership interest in the following subsidiaries:

1)
99.5% ownership interest in ASE Technologies, Inc. (incorporated in the ROC in June 1991), which is engaged in the research and development, manufacture and sales of computers and related accessories.  ASE Technologies, Inc. is in the process of liquidation;

2)
90.0% ownership interest in ASE Network Inc. (incorporated in the ROC in January 2000), which is engaged in investing activities.  ASE Network Inc. is in the process of liquidation and returned NT$808,110 thousand (US$24,919 thousand) to ASE Inc in 2007; and

3)
65.6% direct ownership interest in Omniquest, which the other 20.0% and 14.4% held through Innosource and J&R Holding Limited, respectively.  Omniquest invested in ASE (Shanghai) Inc. (“ASE Shanghai”) and ASE High-Tech (Shanghai) Inc. in September 1990 and February 2006, respectively.  As a result of an investment restructuring, the Company made new investments in ASE Corporation (incorporated in the British Cayman Islands in August 2006 and has two wholly-owned subsidiaries, ASE Mauritius Inc. and ASE Labuan Inc.) through Omniquest.  The Company then transferred the shareholding in ASE Shanghai, ASE (Kun Shan) Inc. and ASE High-Tech (Shanghai) Inc. from Omniquest to ASE Mauritius Inc.

ASE Shanghai held a 90% ownership interest in Shanghai Ding Hui Real Estate Development Co., Ltd.

In March 2006, ASE Inc. established ASE Electronics Inc. (“ASE Electronics”) in ASE Electronics is engaged in the production of substrates.  In June 2006, the shareholders’ meeting of ASE Inc. resolved to spin off its material operation and transfer the related assets and liabilities to ASE Electronics.  Further, in order to streamline global strategy and financial planning, ASE Inc. transferred its ownership of ASE Electronics to ASE Labuan Inc.

c.	ASE Holding Limited has the following wholly-owned or majority-owned subsidiaries:

1)	ASEP Realty Corporation (incorporated in the Philippines in December 1995), which is in the process of liquidation;

2)
ASE Holding Electronics (Philippines), Incorporated (incorporated in the Philippines in December 1995), which manufactures electronic products, components and semiconductors, and is in the process of liquidation; and

3)
70.0% ownership interest in ASE Investment (Labuan) Inc. (incorporated in Malaysia in June 1999).  ASE Investment (Labuan) Inc. holds shares in ASE Korea Inc. (“ASE Korea”) (incorporated in Korea in 1999), which engages in the packaging and testing of semiconductors.  In addition, ASE Test Limited owns the remaining 30.0% ownership interest in ASE Investment (Labuan) Inc.

A portion of the share capital of the subsidiaries incorporated in the Philippines is held by certain Filipino individuals, on behalf of the Company, in order to comply with Philippine legal requirements.

d.	J&R Holding Limited (“J&R”) has the following wholly-owned or majority-owned subsidiaries:

1)
100.0% ownership interest in J&R Industrial Inc. (incorporated in the ROC in April 1999), which is mainly engaged in the leasing of substrate, packaging and testing equipment to ASE Group companies.  J&R Industrial Inc. reduced its capital and returned NT$2,953,000 thousand to J&R in June 2006;

2)	100.0% ownership interest in Grand Innovation Co., Ltd. (incorporated in the British Virgin Islands in March 2001), which is engaged in investing activities;

3)
39.3% ownership interest in ASE Test Limited (“ASE Test”) (incorporated in Singapore in May 1996), which holds shares in ASE Group companies.  ASE Holding Limited holds another 11.0% ownership interest in ASE Test.  Since June 1996, shares of ASE Test have been traded on the NASDAQ National Market in the United States under the symbol “ASTSF”.  In addition, J&R offered part of its shares in ASE Test in the form in Taiwan Depositary Receipts (“TDR”), which are traded on the Taiwan Stock Exchange under the symbol “9101”;

On September 4, 2007, ASE Inc. entered into a scheme implementation agreement (the “Scheme Implementation Agreement”) with ASE Test, pursuant to which ASE Inc. agreed to acquire the outstanding ordinary shares (including those represented by TDRs) of ASE Test other than those held by the Company.  The proposed acquisition will be effected by way of a scheme of arrangement under Section 210 of the Companies Act, Chapter 50 of Singapore (the “Scheme”).  According to the terms of the Scheme Implementation Agreement, upon the effectiveness of the Scheme, the ordinary shares of ASE Test listed on NASDAQ (the “ASE Test NASDAQ Shares”) will be acquired by ASE Inc. for US $14.78 per share in cash, and the TDRs will be acquired by ASE Inc. for the New Taiwan dollar equivalent of US $0.185 per TDR in cash (based on the prevailing exchange rate) (such consideration referred to herein as “Scheme Consideration”).  If the Scheme becomes effective, ASE Test will become an indirect wholly-owned subsidiary of ASE Inc., and ASE Test NASDAQ Shares and TDRs will be delisted from NASDAQ and the Taiwan Stock Exchange, respectively.  As of April 10, 2008, the acquisition is still in progress.

4)	100% ownership interest in ASE Japan Co., Ltd. (“ASE Japan”) (incorporated in Japan in May 2004), which is engaged in the packaging and testing of integrated circuit;

5)	100% ownership interest in ASE (U.S.) Inc. (incorporated in the USA in December 1983), which is engaged in marketing and provides sales services relating to packaging and testing;

6)
58.9% ownership interest in PowerASE Technology Holding Limited (“PowerASE Limited”) (incorporated in the British Cayman Islands in December 2006), which is a holding company that invested in PowerASE Technology Inc. (incorporated in the ROC in June 2006).  ASE Inc. and J&R Holding Limited together had a 60% and 56% ownership interest in PowerASE Technology Inc. as of December 31, 2006 and 2007, respectively.  PowerASE Technology Inc. is engaged in the packaging and testing of memory integrated circuit;

7)
100% ownership interest in Top Master Enterprises Limited (“TME”) (incorporated in the British Virgin Islands in November 2005), which is a holding company and holds 100% ownership interest in Global Advanced Packaging Technology Limited (“GAPT – Cayman”) (incorporated in the British Cayman Islands in October 1990).  GAPT – Cayman holds shares in ASE Group companies. In order to streamline the structure, TME was merged with J&R in December 2007. TME is in the process of liquidation.

Fair values of assets and liabilities of TME and its subsidiaries as of the acquisition date were as follows:

NT$

Cash	$1,180,780
Accounts receivable	1,446,989
Inventories	213,162
Property, plant and equipment	5,061,048
Land use right	153,087
Goodwill	365,366
Other assets	168,427
Short-term borrowings	(2,270,101)
Accounts payable	(933,440)
Long-term bank loans	(2,384,342)
Other liabilities	(1,045,216)
$1,955,760

8)
60% ownership interest in Suzhou ASEN Semiconductors Co., Ltd (“ASEN”) (formerly Suzhou NXP Semiconductors, incorporated in China in May 2001), which is engaged in the packaging and testing of semiconductors.  In September 2007, J&R paid NT$705,608 thousand (US$21,600 thousand) to acquire a 60% ownership interest in ASEN from Holland NXP B.V.

Fair values of assets and liabilities of ASEN as of the acquisition date were as follows:

NT$

Cash	$633,699
Accounts receivable	366,320
Inventories	26,539
Property, plant and equipment	626,104
Other assets	3,224
Accounts payable	(314,324)
Payable for properties	(81,694)
Other liabilities	(65,126)
1,194,742
Minority interest	(489,134)
$705,608

e.	ASE Test has four direct subsidiaries:

1)	ASE Test, Inc. (incorporated in the ROC in December 1987 and wholly-owned by ASE Test), which is engaged in the testing of semiconductors;

2)	ASE Holdings (Singapore) Pte Ltd. (incorporated in Singapore in December 1994), which is engaged in investing activities;

3)	ASE Test Holdings, Limited (“ASE Test Holdings”) (incorporated in the Cayman Islands in April 1999), which is engaged in investing activities; and

4)	ASE Test Finance Limited (“ASE Test Finance”) (incorporated in Mauritius in June 1999), which is engaged in financing activities.

ASE Holding (Singapore) Pte Ltd. has a wholly-owned subsidiary, ASE Electronics (M) Sdn. Bhd. (“ASE Test Malaysia”) (incorporated in Malaysia in February 1991), which is engaged in the packaging and testing of semiconductors.  ASE Test Malaysia disposed of its camera module operations on October 3, 2005 (Note 28).

ASE Test Holdings has a wholly-owned subsidiary, ISE Labs, Inc. (“ISE Labs”) (incorporated in California, U.S.A. in November 1983).  ISE Labs and its wholly-owned subsidiaries, ASE Singapore Pte Ltd., ISE Technology, Inc. and Digital Testing Services Inc., are engaged in the front-end engineering testing and final testing of semiconductors.

f.	GAPT – Cayman has two subsidiaries:

1)
100% ownership interest in ASE Assembly & Test (Shanghai) Limited (“ASESH AT”) (formerly Global Advanced Packaging Technology Limited, incorporated in Shanghai in 1990), which is engaged in the packaging and testing of semiconductors, and holds a 100% ownership interest in Wei Yu Hong Xin Semiconductors Inc. (“Wei Yu Hong Xin”).  As of December 31, 2007, Wei Yu Hong Xin was in the development stage; and

2)
100% ownership interest in ASE Assembly & Test (H.K.) Limited (formerly Global Advanced Packaging Technology (H.K.) Limited, incorporated in Hong Kong in September 2001), which is a holding company that holds a 100% ownership interest in Global Advanced Packaging Technology North America Inc., which is engaged in customer service and is in the process of liquidation.

2.    SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements have been prepared in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, Business Accounting Law, Guidelines Governing Business Accounting, and accounting principles generally accepted in the Republic of China (“ROC GAAP”).  Under these law, guidelines and principles, the Company should reasonably estimate the amounts of allowances for doubtful accounts, sales discounts and inventory valuations, depreciation of property, plant, and equipment, losses on impairment of assets, pension expenses, gains or losses on valuation of financial instruments and valuation allowances for deferred income tax assets.  Actual results may differ from these estimates.  Significant accounting policies are summarized as follows:

Basis of Presentation

The Company prepares its consolidated financial statements pursuant to ROC GAAP with reconciliation to accounting principles generally accepted in the United States of America (“U.S. GAAP”) (Note 31).  The accompanying consolidated balance sheets are presented as of December 31, 2006 and 2007, and the accompanying consolidated statements of operations, changes in shareholders’ equity and cash flows are presented for each of the three years in the period ended December 31, 2007.

Basis of Consolidation

The consolidated financial statements include the accounts of ASE Inc. and all of the aforementioned subsidiaries.  All significant intercompany accounts and transactions are eliminated upon consolidation.

Current and Noncurrent Assets and Liabilities

Current assets include cash and those assets held primarily for trading purposes or to be realized, sold or consumed within one year from the balance sheet date.  Current liabilities are obligations incurred for trading purposes or to be settled within one year from the balance sheet date.  Assets and liabilities that are not classified as current are classified as noncurrent assets and liabilities, respectively.

Financial Assets/Liabilities at Fair Value through Profit or Loss

Financial instruments classified as financial assets or financial liabilities at fair value through profit or loss (“FVTPL”) include financial assets or financial liabilities held for trading.  The Company recognizes a financial asset or financial liability on its balance sheet when the Company becomes a party to the contractual provisions of the financial instrument.  A financial asset is derecognized when the Company has lost control of its contractual rights over the financial asset.  A financial liability is derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired.

Financial instruments at FVTPL are initially measured at fair value.  Transaction costs directly attributable to the acquisition of financial assets at FVTPL are recognized immediately in profit or loss.  At each balance sheet date subsequent to initial recognition, financial assets or financial liabilities at FVTPL are remeasured at fair value, with changes in fair value recognized directly in profit or loss in the year in which they arise.  On derecognition of a financial asset or a financial liability, the difference between its carrying amount and the sum of the consideration received and receivable or consideration paid and payable is recognized in profit or loss.  A regular way purchase or sale of financial assets is recognized and derecognized on a settlement date basis.

A derivative that does not qualify for hedge accounting is classified as a financial asset or a financial liability held for trading.  If the fair value of the derivative is positive, the derivative is recognized as a financial asset; otherwise, the derivative is recognized as a financial liability.

Fair values of open-ended mutual funds and derivatives with no quoted price in an active market are estimated using the net asset value and valuation techniques, respectively.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition.  Changes in fair value of financial assets are reported in a separate component of shareholders’ equity.  The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet.  A regular way purchase or sale of financial assets is recognized and derecognized on a settlement date basis.

The recognition and derecognition bases of available-for-sale financial assets are similar to those of financial assets at FVTPL.

Fair values of open-ended mutual funds and publicly traded stocks are determined using the net asset value and closing-price at the balance sheet date, respectively.

If certain objective evidence indicates that an available-for-sale financial asset is impaired, a loss is recognized currently; if, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity.

Revenue Recognition, Allowance for Doubtful Accounts and Allowance for Sales Discounts

Revenues from semiconductor packaging and testing services are recognized upon completion of the services or shipment.  The Company does not take ownership of:  (i) bare semiconductor wafers received from customers that the Company packages into finished semiconductors and (ii) packaged semiconductors received from customers that the Company tests as to whether they meet certain performance specifications.  The title and risk of loss remain with the customer for those bare semiconductors and/or packaged semiconductors.  Accordingly, the costs of customer-supplied semiconductor materials are not included in the accompanying consolidated financial statements.  Other criteria the Company uses to determine when to recognize revenue are:  (i) existence of persuasive evidence of an arrangement, (ii) the selling price is fixed or determinable and (iii) collectibility is reasonably assured.

Revenues are determined using the fair value taking into account related sales discounts agreed to by the Company and customers.  Since the receivables from sales are collectible within one year and such transactions are frequent, the fair value of receivables is equivalent to the nominal amount of cash received or receivable.

An allowance for doubtful accounts is provided based on an evaluation of the collectibility of receivables.  The Company determines the amount of the allowance for doubtful accounts by examining the aging analysis of the outstanding accounts receivable and current trends in the credit quality of its customers.  An allowance for sales discounts is recognized based on historical experience in the same period sales are recognized.

Accounts Receivable Securitization

Accounts receivable securitization is the transfer of a designated pool of accounts receivable to a bank which in turn issues beneficial securities or asset-backed securities based on the accounts receivable.  Under the ROC Statement of Financial Accounting Standards (“ROC SFAS”) No. 33, “Accounting for Transfers of Financial Assets and Extinguishments of Liabilities”, such transfer of financial assets in which the transferor surrenders control over those assets is accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange.  The difference between the book value of accounts receivable and total proceeds received is recorded as a gain or loss on the disposal of financial assets.

Inventories

Inventories including raw materials (materials received from customers for processing, mainly semiconductor wafers, are excluded from inventories as title and risk of loss remain with the customers), supplies and spare parts, work in process, finished goods, supplies in transit and construction in progress are stated at the lower of cost or market value.  Market value represents net realizable value for finished goods, work in process and construction in progress, and replacement costs for raw materials, supplies and spare parts.

Raw materials, supplies and spare parts are recorded at moving average cost; work in process and finished goods are recorded at standard cost and adjusted to the approximate weighted average cost at the balance sheet date.  Estimated losses on obsolescence and slow-moving items are recognized and included in the allowance for losses.

Construction in progress for the Company’s real estate developer is accounted for using the completed-contract method.

Held-to-maturity Financial Assets

Held-to-maturity financial assets are carried at amortized cost using the effective interest method.  Those financial assets are initially measured at fair value plus transaction costs that are directly attributable to the acquisition.  Gains or losses are recognized when the financial assets are derecognized, impaired or amortized.

If certain objective evidence indicates that a held-to-maturity financial asset is impaired, a loss is recognized currently.  If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease.  The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Financial Assets Carried at Cost

Investments, such as non-publicly traded stocks that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, are carried at their original cost.  If certain objective evidence indicates that such a financial asset is impaired, a loss is recognized.  A subsequent reversal of such impairment loss is not allowed.

Cash dividends are recognized as investment income on the declaration date.  Stock dividends which are not recognized as investment income are recorded as an increase in the number of shares held and the cost per share is recalculated based on the new total number of shares.

Equity Method Investments

Investments in companies of which the Company owns at least 20% of the outstanding voting shares or where the Company exercises significant influence over the investee companies’ operating and financial policy decisions are accounted for using the equity method.  Prior to January 1, 2006, the difference between the acquisition cost and the Company’s proportionate share in the investee’s equity was amortized by the straight-line method over 10 years.  Effective January 1, 2006, pursuant to the revised ROC SFAS No. 5, “Long-term Investments under Equity Securities” (“ROC SFAS No. 5”), the acquisition cost is analyzed, and the acquisition cost in excess of the Company’s share of the fair value of the identifiable net assets acquired is recognized as goodwill.  Such goodwill is not amortized but instead is tested for impairment annually or whenever there are indications that the investments are impaired.

When the Company subscribes for additional investees’ shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investees differs from the amount of the Company’s share in the investee’s net equity.  The Company records such a difference as an adjustment to equity method investments with the corresponding amount charged or credited to capital surplus.

Gains or losses on sales between the Company and equity method investees are deferred in proportion to the Company’s ownership percentage in the investees until such gains or losses are realized through transactions with third parties.  Gains or losses on sales between equity method investees are deferred in proportion to the product of the Company’s ownership percentages in the investees until they are realized through transactions with third parties.

At the balance sheet date, the Company tests investments for impairment.  When an impairment is identified, the carrying amount of the investments is reduced, with the related impairment loss recognized in earnings.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment.  Equipment held under capital leases is recorded as an asset and an obligation at an amount equal to the lower of:  (i) the present value at the beginning of the lease term of the minimum lease payments during the lease term (including the payment called for under any bargain purchase option); or (ii) fair value of the leased equipment at the inception of the lease.  Machinery in transit, construction in progress and prepayments are stated at cost.  These include the cost of machinery, construction, down payments and other direct costs plus interest charges attributable to the borrowings used to finance the acquisitions of these assets.  Major overhaul and improvements are capitalized, while maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over estimated service life, which ranges as follows:  buildings and improvements, 3 to 55 years; machinery and equipment, 1 to 10 years; furniture and fixtures, 2 to 15 years; transportation equipment, 1 to 10 years; and leased assets and leasehold improvements, 3 to 5 years.  In the event that an asset which has been depreciated to its residual value is still in service, its residual value is further depreciated over its re-estimated service life.

When property, plant and equipment are retired or disposed of, their cost and accumulated depreciation are removed from the accounts and any gain or loss is credited or charged to non-operating income or losses.

Intangible Assets

Patents are recorded at cost and amortized using the straight-line method over estimated useful life.  Land use rights are amortized over the contract terms of 50 to 60 years.

Goodwill

Goodwill represents the excess of the consideration paid for an acquisition over the fair value of identifiable net assets acquired.  Prior to January 1, 2006, goodwill was amortized on a straight-line basis over the estimated life of 10 years.  Effective January 1, 2006, pursuant to the newly revised ROC SFAS No. 25, “Business Combinations-Accounting Treatment under Purchase Method” (“ROC SFAS No.25”), goodwill is no longer amortized and instead is tested for impairment annually.

The Company evaluates whether its goodwill is impaired on an annual basis.  If the carrying amount of goodwill is determined to exceed its recoverable amount, an impairment loss is recognized at an amount equal to that excess.  A reversal of such impairment loss is prohibited.

Idle Assets

Idle assets are stated at the lower of their fair value or carrying amount.  The carrying amount in excess of the fair value is recognized as an impairment loss.  The remaining book value is depreciated using the straight-line method.

Asset Impairment

The Company evaluates whether or not there are indications that assets (primarily property, plant and equipment, intangible assets, and long-term investments) may be impaired as of the balance sheet date.  If there are indications, the Company estimates the recoverable amount for the asset.  If an asset’s recoverable amount is lower than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount by recording an impairment loss.  When the recoverable amount subsequently increases, the impairment loss previously recognized is reversed and recorded as a gain.  However, the carrying amount of an asset (other than goodwill) after the reversal of the impairment loss should not exceed the carrying amount of the asset that would have been determined, net of depreciation, as if no impairment loss had been recognized.

Deferred Charges

Deferred charges consist of certain intangibles and other assets, including license fees, telecommunications and computer network systems and bond issuance costs.  Amortization of deferred charges is computed on a straight-line basis over 2 to 5 years.

Pension Cost

Pension cost under defined benefit plans are determined by actuarial valuations.

Contributions made under defined contribution plans are recognized as pension cost during the period in which employees render services.

Convertible Bonds

Prior to the adoption of ROC SFAS No. 34 and No. 36 on January 1, 2006, convertible bonds were recorded as a financial liability.  The stated redemption price in excess of the face value of the bond is recognized as interest expense over the period from the issuance date to the date the put option becomes exercisable, using the effective interest rate method.  If the market price of the common shares into which the bonds are convertible is higher than the redemption price at the time the put option becomes exercisable, the related accrued interest is transferred to capital surplus.  Conversion of convertible bonds into common shares is accounted for by the book value method.  Under this method, unamortized bond issuance costs and accrued interest, together with face value of converted bonds, are written off, and the common shares issued are recorded at their par value, with any excess recorded as capital surplus.  No change in accounting treatment was required for convertible bonds after the adoption of ROC SFAS No. 34 and No. 36.

Employee Stock Options

All stock-based compensation for awards granted or modified after January 1, 2004 is accounted for by the related interpretations of the Accounting Research and Development Foundation (“ARDF”) in the ROC.  The Company recognizes compensation cost based on the intrinsic value method, whereby the compensation cost for stock options is measured as the excess, if any, of the quoted market price of the stock at the date of the grant over the amount an employee must pay to acquire the stock.  The intrinsic value of the options is recognized as expense over the requisite service or vesting period.

Treasury Stock

The Company’s shares held by its subsidiaries are accounted for as treasury stock and, accordingly, the cost of such shares is reclassified from long-term investments to treasury stock upon consolidation.

Research and Development Costs

Research and development costs are charged to expenses as incurred.

Income Taxes

The Company applies intra-period and inter-period allocations for its income tax whereby (1) a portion of current income tax expense is allocated to the income from discontinued operations and the cumulative effect of changes in accounting principles; and (2) deferred income tax assets and liabilities are recognized for the tax effects of temporary differences, loss carryforwards and unused tax credits.  Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized.  A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability.  However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, and personnel training expenditures are recognized using the flow-through method.

Adjustments of prior years’ income tax are added to or deducted from the current year’s tax provision.

Income tax on undistributed earnings is recorded by ASE Inc. and subsidiaries under jurisdiction of ROC at the rate of 10% and is recorded as an expense in the year shareholders’ resolve the distribution of earnings.

Foreign Currency Transactions and Translation of Foreign-currency Financial Statements

The functional and reporting currency of the Company is the New Taiwan dollar, while the functional currencies of its major subsidiaries are their local currencies, namely, the U.S. dollar, Japanese yen, Korea Won, Renminbi and Malaysia Ringgit, respectively.

Non-derivative foreign currency transactions are recorded in local currencies at the rates of exchange in effect when the transactions occur.  Exchange differences arising from settlement of foreign-currency assets and liabilities are recognized in profit or loss.

At the balance sheet date, foreign-currency monetary assets and liabilities are revalued using prevailing exchange rates and the exchange differences are recognized in profit or loss.

At the balance sheet date, foreign-currency nonmonetary assets (such as equity instruments) and liabilities that are measured at fair value are revalued using prevailing exchange rates, with the exchange differences treated as follows:

a.	Recognized in shareholders’ equity if the changes in fair value are recognized in shareholders’ equity;

b.	Recognized in profit or loss if the changes in fair value is recognized in profit or loss.

If an investee’s functional currency is a foreign currency, translation adjustments will result from the translation of the investee’s financial statements into the reporting currency of the Company.  Such adjustments are accumulated and reported as a separate component of shareholders’ equity.

The financial statements of foreign subsidiaries are translated into New Taiwan dollars at the following exchange rates:  Assets and liabilities – spot rates at the end of year; shareholders’ equity – historical rates; income and expenses – average rates during the year.  The resulting translation adjustments are recorded as a separate component of shareholders’ equity.

Derivative Financial Instruments for Hedging

Derivatives that qualify as effective hedging instruments are measured at fair value, with subsequent changes in fair value recognized in profit or loss, or in shareholders’ equity, depending on the nature of the hedging relationship.

Hedge Accounting

Hedge accounting recognizes in profit or loss the offsetting effects of changes in fair values of the hedging instrument and the hedged item as follows:

a.	Fair value hedge

The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss.

b.	Cash flow hedge

The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized in shareholders’ equity.  The amount recognized in shareholders’ equity is recognized in profit or loss in the same year or years during which the hedged forecast transaction or an asset or liability arising from the hedged forecast transaction affects profit or loss.  However, if all or a portion of a loss recognized in shareholders’ equity is not expected to be recovered in the future, the amount that is not expected to be recovered is reclassified into profit or loss.

Recent Accounting Pronouncements

In March 2007, the ARDF issued an interpretation that requires ROC companies to recognize compensation expenses for bonuses paid to employees, directors and supervisors beginning January 1, 2008.  Such bonuses are currently recorded as appropriations of earnings under ROC GAAP.  Based on management’s reasonable estimate, the Company believes that the adoption of this standard will result in a charge to earnings of approximately 10% to 12% of the net income for 2008.  However, the actual percentage to be paid in profit sharing bonuses is subject to the approval of the Company’s shareholders.

The ARDF also issued ROC SFAS No. 39, “Share-based Payment” (“ROC SFAS No. 39”) in August 2007, which requires ROC companies to record share-based payment transactions in the financial statements at fair value.  ROC SFAS No. 39 should be applied to financial statements for fiscal years beginning on or after January 1, 2008.  The Company will recognize compensation expense if the Company grants new options or revises the existing option plans on or after January 1, 2008.

The ARDF revised ROC SFAS No. 10, “Inventories” (“ROC SFAS No. 10”) in November 2007, which requires inventories to be stated at the lower of cost or net realizable value item by item.  Inventories are recorded by the specific identification method, first-in, first-out method or weighted average method.  The last-in, first-out method is no longer permitted.  The revised ROC SFAS No. 10 should be applied to financial statements for fiscal years beginning on or after January 1, 2009.  Early adoption is permitted.  The Company is currently evaluating the effect that the adoption of the revised ROC SFAS No. 10 will have on the results of operations and financial position of the Company, and is not yet in a position to determine such effect.

U.S. Dollar Amounts

The Company prepares its consolidated financial statements in New Taiwan dollars.  A translation of the 2007 financial statements into U.S. dollars is included solely for the convenience of the reader, and has been based on the U.S. Federal Reserve Bank of New York noon buying rate of NT$32.43 to US$1.00 in effect on December 31, 2007.  The translation should not be construed as a representation that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

Reclassifications

Certain accounts in the consolidated financial statements as of December 31, 2006 and for the years ended December 31, 2005 and 2006 have been reclassified to conform to the classifications of the consolidated financial statements as of and for the year ended December 31, 2007.

3.    ACCOUNTING CHANGE

Adoption of New and Revised Standards

On January 1, 2007, the Company adopted the newly released ROC SFAS No. 37, “Intangible Assets” and ROC SFAS No. 38, “Non-current Assets Held for Sale and Discontinued Operations”.  The adoption of ROC SFAS No. 37 and ROC SFAS No. 38 had no impact on the results of operations and financial position of the Company.

On January 1, 2006, the Company adopted the newly released ROC SFAS No. 34, “Financial Instruments:  Recognition and Measurement” and No. 36, “Financial Instruments:  Disclosure and Presentation” and revisions of previously released ROC SFAS No. 5 and No. 25.

a.	Effect of adopting the newly released SFASs and revisions of previously released SFASs

1)
The Company categorized its financial assets and liabilities upon the initial adoption of the newly released ROC SFAS No.34 and No.36.  The adjustments made to the carrying amounts of the financial instruments categorized as financial assets or liabilities at FVTPL were included in the cumulative effect of changes in accounting principles; and the adjustments made to the carrying amounts of those categorized as available-for-sale financial assets were recognized as adjustments to shareholders’ equity.

Deferred exchange losses for cash flow hedges were reclassified as adjustments to shareholders’ equity.

The effect of adopting the newly released SFASs is summarized as follows:

	Recognized as Cumulative Effect of Changes in Accounting Principles (Net of income tax)	Recognized as a Separate Component of Shareholders’ Equity (Net of income tax)
	NT$	NT$

Financial assets at FVTPL	503	-
Financial liabilities at FVTPL	(343,006)	-
Derivative financial liabilities for hedging	-	(129,179)

	(342,503)	(129,179)

In addition to the effect shown above, the adoption of ROC SFAS No. 34 and No. 36 also resulted in an increase in net income before cumulative effect of changes in accounting principles of NT$242,961 thousand, a decrease in net income of NT$99,542 thousand (net of income tax effect of NT$33,181 thousand), and a decrease in basic earnings per share (after income tax) of NT$0.02 for the year ended December 31, 2006.

2)
The Company adopted the newly revised ROC SFAS No. 5 and No. 25, which prescribe that investment premiums, representing goodwill, not be amortized and instead be assessed for impairment at least on an annual basis.  This change resulted in an increase in net income before cumulative effect of changes in accounting principles of NT$619,397 thousand and an increase in basic earnings per share (after income tax) of NT$0.12 for the year ended December 31, 2006.

4.    CASH

	December 31
	2006	2007
	NT$	NT$	US$

Cash on hand	8,186	6,817	210
Checking and saving accounts	13,482,961	12,232,305	377,191
Time deposits	2,238,928	4,918,813	151,675

	15,730,075	17,157,935	529,076

5.    FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2006	2007
	NT$	NT$	US$
Financial assets for trading
Open-ended mutual funds	1,546,450	1,599,353	49,317
Forward exchange contracts	11,453	2,641	82

	1,557,903	1,601,994	49,399

Financial liabilities for trading
Interest rate swap contract	58,990	20,319	627
Forward exchange contracts	19,172	16,493	509
Cross currency swap contracts	274,421	7,519	231

	352,583	44,331	1,367

The Company entered into derivative contracts during the years ended December 31, 2006 and 2007 to manage exposures to foreign exchange and interest rate risk.

Information on such derivative transactions is as follows:

a.	Interest rate swap contract

As of December 31, 2006 and 2007, the notional amount of the outstanding contract was NT$2,750,000 thousand.  Interest receipt and payment were based on floating rates semi-annually.  The maturity date of the contract is January 9, 2009.

b.	Forward exchange contracts

The outstanding forward exchange contracts at December 31, 2006 and 2007 were as follows:

Contract
Amount
Currency	Maturity Date	(in Thousands)

December 31, 2006

USD/JPY	2007.01.09-2007.03.22	USD23,300/JPY2,718,849
USD/NTD	2007.01.11-2007.03.01	USD69,000/NTD2,229,074
USD/KRW	2007.01.09-2007.02.09	USD13,000/KRW12,408,440

December 31, 2007

USD/JPY	2008.01.10-2008.03.24	USD16,000/JPY1,783,727
USD/NTD	2008.01.07-2008.03.28	USD190,000/NTD6,130,684
USD/KRW	2008.01.28	USD5,000/KRW4,697,500
USD/MYR	2008.01.08-2008.02.12	USD8,000/MYR26,594
NTD/USD	2008.01.22-2008.02.12	NTD483,050/USD15,000

c.	Cross-currency swap contracts

The Company entered into cross-currency swap contracts with banks to manage its exposure to interest rate and exchange rate fluctuations associated with its long-term bonds payable.  The outstanding contracts at December 31, 2006 and 2007 were as follows:

Maturity Date	Contract Amount (in Thousands)	Interest Payment	Interest Receipt

December 31, 2006

2007.10.22	USD 142,000	1.7%	2.7%

December 31, 2007

2008.01.24	USD 139,159	1.7%	4.45%

d.	Interest rate swaption contract

In April 2004, the Company entered into an interest rate swaption contract which was to expire in October 2007.  The terms of the contract provided that if the interest rate (USD 6 Month LIBOR at 11 a.m. London time and set on London Business Days) ever reached 5 % before the expiration of the contract, the interest to be paid to the bank during the contract period would be calculated based on the arrangement of the revised contract on the notional amount of US$157,000 thousand.  The contract was terminated in March 2006.

For the years ended December 31, 2005, 2006 and 2007, the gain on valuation of financial assets held for trading was, NT$0, NT$29,278 thousand and NT$205,997 thousand (US$6,352 thousand), respectively; the gain (loss) on valuation of financial liabilities held for trading was NT$20,919 thousand, NT$(289,847) thousand and NT $(28,583) thousand (US$881 thousand), respectively.

6.    AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31
	2006	2007
	NT$	NT$	US$

Open-ended mutual funds	9,228,994	9,292,448	286,540
Government and corporate bonds	-	88,874	2,739
Publicly-traded stocks	117,421	25,005	771

	9,346,415	9,406,327	290,050

7.    ACCOUNTS RECEIVABLE

	December 31
	2006	2007
	NT$	NT$	US$

Accounts receivable	11,639,978	18,921,546	583,458
Allowance for doubtful accounts (Note 2)	(244,366)	(109,727)	(3,383)
Allowance for sales allowances (Note 2)	(50,651)	(128,586)	(3,965)
	11,344,961	18,683,233	576,110
Accounts receivable - related parties	-	1,819	56

	11,344,961	18,685,052	576,166

The changes in allowances for doubtful accounts and sales discounts are as follows:

	Doubtful	Sales
	Accounts	Discounts
	NT$	NT$

Balance at January 1, 2005	428,776	68,742
Additions	35,712	79,488
Write-offs	(81,880)	(22,448)
Balance at December 31, 2005	382,608	125,782
Additions	2,464	34,738
Reversal	(92,748)	(6,652)
Write-offs	(47,958)	(103,217)
Balance at December 31, 2006	244,366	50,651
From newly acquired subsidiaries	11,900	-
Additions	18,972	87,200
Reversal	(142,685)	(1,755)
Write-offs	(22,826)	(7,510)

Balance at December 31, 2007	109,727	128,586

	US$	US$

Balance at January 1, 2007	7,535	1,562
From newly acquired subsidiaries	367	-
Additions	585	2,689
Reversal	(4,400)	(54)
Write-offs	(704)	(232)

Balance at December 31, 2007	3,383	3,965

In November 2005, ASE Inc. and ASE Test Inc. entered into a three-year revolving accounts receivable securitization agreement with a bank for US$100 million.  The credit line was increased to US$200 million in June 2006.  The agreement was early terminated in December 2007.

Under the agreement, ASE Inc. and ASE Test Inc. transferred a pool of accounts receivable to the bank, which issued securities backed by these accounts receivable.  Proceeds received from the bank were the net book value of the pool of accounts receivable, less a deferred purchase price receivable at 20% of the accounts receivable sold, guarantee deposit, program fee and other related expenses.  The Company surrendered control of these accounts receivable at the time of transfer to the bank, and therefore the transaction was accounted for as a sale of accounts receivable, for which the book value of the accounts receivable was derecognized and the difference between the book value and the proceeds received was recorded as a non-operating loss.  Losses from sale of receivables were NT$13,374 thousand, NT$235,509 thousand and NT$151,746 thousand (US$4,679 thousand) in 2005, 2006 and 2007, respectively.

After the transfer of the accounts receivable, the Company continued to service, administer, and collect these accounts receivable on behalf of the bank.  Collections not yet passed over to the bank amounted to NT$2,378,464 thousand as of December 31, 2006 and were included in temporary receipts.  Total accounts receivable sold was NT$4,608,182 thousand as of December 31, 2006.

8.    INVENTORIES

	December 31
	2006	2007
	NT$	NT$	US$

Raw materials	3,663,475	3,327,118	102,594
Supplies and spare parts	800,668	718,912	22,168
Work in process	526,680	763,236	23,535
Finished goods	609,982	699,197	21,560
Supplies in transit	162,395	203,955	6,289
Construction in progress	484,805	552,965	17,051
	6,248,005	6,265,383	193,197
Allowance for valuation and obsolescence (Note 2)	(573,995)	(668,508)	(20,614)

	5,674,010	5,596,875	172,583

The movement of the allowance for valuation and obsolescence is as follows:

NT$

Balance at January 1, 2005	205,403
Additions	678,590
Write-offs	(393,002)
Balance at December 31, 2005	490,991
Additions	1,143,925
Write-offs	(1,060,921)
Balance at December 31, 2006	573,995
From newly acquired subsidiaries	124,229
Additions	634,457
Write-offs	(664,173)

Balance at December 31, 2007	668,508

US$

Balance at January 1, 2007	17,700
From newly acquired subsidiaries	3,830
Additions	19,564
Write-offs	(20,480)

Balance at December 31, 2007	20,614

9.    FINANCIAL ASSETS CARRIED AT COST

	December 31
	2006	2007
	NT$	NT$	US$

Non-publicly traded common stocks
H&HH Venture Investment Corporation	65,790	73,921	2,279
Global Strategic Investment Inc.	65,192	64,886	2,001
UC Fund II	32,596	32,443	1,000
Taiwan Fixed Network Co., Ltd.	1,050,000	-	-
Other	7	1,138	35
Non-publicly traded preferred stock
ID Solutions, Inc.	16,166	25,899	799
Limited Partnership
Ripley Cable Holdings I, L.P.	275,120	247,915	7,645
Crimson Velocity Fund, L.P.	90,726	78,823	2,430

	1,595,597	525,025	16,189

There is no quoted price from an active market for these investments and fair value is not readily available.  In addition, the Company owns less than 20% of these investments and can’t exercise significant influence. Therefore, these investments are carried at cost.

The Company recognized an impairment loss of NT$178,500 thousand (US$5,504 thousand) based on the public purchase price in March 2007 on the investment in Taiwan Fixed Network Co., Ltd. and disposed of it in April 2007.

10.  EQUITY METHOD INVESTMENTS

	December 31
	2006		2007
		% of			% of
		Owner-			Owner-
	NT$	ship	NT$	US$	ship

Publicly traded
Universal Scientific Industrial Co., Ltd.	3,074,221	19.8	3,317,168	102,287	18.7
Hung Ching Development & Construction Co.	958,417	26.4	955,939	29,477	26.2
Non-publicly traded
Hung Ching Kwan Co.	352,414	27.3	349,937	10,791	27.3
Inprocomm, Inc.	2,224	32.1	2,224	68	32.1
Intergrated Programmable Communication, Inc.	1,822	26.5	-	-	-
	4,389,098		4,625,268	142,623
Deferred gain on transfer of land	(300,149)		(300,149)	(9,255)

	4,088,949		4,325,119	133,368

The market value of the publicly traded stocks was NT$4,525,391 thousand and NT$4,419,516 thousand (US$136,279 thousand) as of December 31, 2006 and 2007, respectively.

The difference between the cost of investment and equity in investees’ net assets as of December 31, 2006 and 2007 was as follows:

	December 31
	2006	2007
	NT$	NT$	US$

Goodwill	371,436	371,436	11,453
Unrealized sales profit	(277,315)	(269,512)	(8,310)
Deferred gain on transfer of land	(300,149)	(300,149)	(9,255)

	(206,028)	(198,225)	(6,112)

The Company acquired shares of Universal Scientific Industrial Co., Ltd. (“USI”) from the open market.  As of December 31, 2007, the Company had made an accumulated investment of NT$3,838,677 thousand (US$118,368 thousand) and owned 18.7% of the outstanding shares.  The Company continues to exercise significant influence over USI, therefore the investment was accounted for by the equity method.  USI is engaged in the manufacturing, processing and sale of computer peripherals, integrated circuits, electrical parts, personal computers and related accessories.  The difference between the cost of investment and the Company’s share in the net equity of USI amounting to NT$371,436 thousand is attributable to goodwill.  Effective January 1, 2006, goodwill is no longer amortized and instead is tested for impairment at least annually.

The Company acquired shares of Hung Ching Development & Construction Co. (“HCDC”) from the open market.  As of December 31, 2007, the Company had made an accumulated investment of NT$2,845,913 thousand (US$87,756 thousand).  HCDC is engaged in the development and management of commercial, residential and industrial real estate properties in Taiwan

The Company acquired a 27.3% equity interest in Hung Ching Kwan Co. (“HCKC”) in 1992 by transferring to HCKC a parcel of land valued at NT$390,470 thousand.  The resulting gain of NT$300,149 thousand, which represents the excess of such value over the cost of the land plus land value increment tax, has been deferred until the disposal of this investment.

As of December 31, 2007, Inprocomm, Inc. was in the process of liquidation and Intergrated Programmable Communication, Inc. had completed its liquidations.

The Company recorded equity in earnings of equity method investees of NT$74,292 thousand, NT$315,654 thousand and NT$345,705 thousand (US$10,660 thousand) in 2005, 2006 and 2007, respectively.

11.	PROPERTY, PLANT AND EQUIPMENT

Accumulated depreciation consisted of:

	December 31
	2006	2007
	NT$	NT$	US$

Buildings and improvements	7,035,205	9,246,951	285,136
Machinery and equipment	62,065,807	72,613,519	2,239,085
Transportation equipment	80,112	95,801	2,954
Furniture and fixtures	1,916,860	2,210,469	68,161
Leased assets and leasehold improvements	510,268	313,878	9,678

	71,608,252	84,480,618	2,605,014

Information about interest expense is as follows:

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$	US$

Total interest expense including capitalized interest	1,830,018	1,861,482	1,744,718	53,800
Less: Capitalized interest (included in property, plant and equipment)	(258,960)	(241,188)	(170,194)	(5,249)

Interest expense	1,571,058	1,620,294	1,574,524	48,551

Capitalization rate	1.93%-5.53%	1.69%-6.07%	1.56%-6.33%
12.  GOODWILL

Goodwill arose from purchases of the following:

	December 31
	2006	2007
	NT$	NT$	US$

ASE Chung Li shares	957,166	957,166	29,515
ISE Labs shares	672,948	669,789	20,654
ASE Test shares	570,496	567,819	17,509
ASE Material shares	423,664	423,664	13,064
GAPT-Cayman and TME shares	-	363,650	11,213
ASE Korea shares	167,747	166,960	5,148
ASE Japan shares	23,489	23,379	721
ASE (U.S.) shares	15,764	15,690	484

	2,831,274	3,188,117	98,308

13.  IDLE ASSETS

	December 31
	2006	2007
	NT$	NT$	US$

Idle assets (Note 2)
Cost
Furniture and fixtures	-	24,877	767
Machinery and equipment	76,500	1,406,213	43,362
Deferred charges	-	7,532	232
	76,500	1,438,622	44,361
Accumulated depreciation	(25,288)	(265,308)	(8,181)
Accumulated impairment	-	(421,340)	(12,992)

	51,212	751,974	23,188

The idle assets and accumulated impairment were due to the fact that in December 2007 ASE Electronics identified an impairment in its Flip-Chip production line caused by various commercial factors. According to an independent appraiser’s report, ASE Electronics recognized an impairment loss of NT$816,182 thousand (US$25,168 thousand), of which NT$394,842 thousand (US$12,176 thousand) was recognized for deferred charges.

14.  SHORT-TERM BORROWINGS

	December 31
	2006	2007
	NT$	NT$	US$

Revolving – interest at 1.80%-7.33% and 2.37%-6.80% at December 31, 2006 and 2007	2,868,138	8,678,473	267,606
Letters of credit - interest at 5.64%-5.85% at December 31, 2007	-	243,857	7,520

	2,868,138	8,922,330	275,126

15.  LONG-TERM BONDS PAYABLE

	December 31
	2006	2007
	NT$	NT$	US$

Foreign convertible bonds	6,030,260	4,514,735	139,215
Accrued interest	776,584	-	-
	6,806,844	4,514,735	139,215
Domestic secured bonds	2,750,000	2,750,000	84,798
	9,556,844	7,264,735	224,013
Current portion	(3,798,233)	(1,375,000)	(42,399)

	5,758,611	5,889,735	181,614

Information on long-term bonds payable is as follows:

a.	Foreign convertible bonds

In September 2003, the Company issued US$200,000 thousand of unsecured zero coupon convertible bonds due September 2008, consisting of 200,000 units with face value of US$1,000 each.  The bonds bear an implied interest rate of 3.75%.  As of December 31, 2007, bonds amounting to US$45,841 thousand were converted to common shares.  In April 2005, the Company redeemed US$15,000 thousand of the bonds.  Outstanding convertible bonds were US$185,000 thousand and US$139,159 thousand as of December 31, 2006 and 2007, respectively.

From 31 days after the date of issuance through 10 days before the due date, bondholders have the right to convert the bonds into common shares or ADS of ASE Inc. at the specified conversion price.  The conversion price is based on the market price at the time of issuance.

The Company may redeem the bonds at the early redemption price if:

1)
On or at any time after September 2007, the closing price of the common shares for a period of 20 consecutive trading days is higher than 130% of the conversion price (NT$26.59 per share on December 31, 2007) in effect on each such trading day;

2)	At least 90% of the bonds have already been converted, redeemed, or purchased and cancelled; or

3)	If the applicable tax law is unfavorably changed, the Company may redeem at any time all, but not some, of the bonds.

According to the stipulation of redemption, unless the bonds have been previously redeemed, repurchased and cancelled, or converted, bondholders shall have the right to require the Company to purchase for cash the bonds at 116.02% of their face value on September 25, 2007.  The stipulation of redemption expired on September 25, 2007, on which date the closing price of the common shares into which the bonds are convertible was higher than the redemption price, and therefore all the accrued interest was transferred to capital surplus.

The bonds are due in September 2008; in addition, holders of the bonds have the right to request the redemption of the bonds on September 2007.  However, the Company at December 31, 2006 and 2007 had obtained new long term credit lines to refinance the bonds on a long-term basis.  Therefore, the bonds were not classified as short-term debts.

b.	Domestic secured bonds

In January 2004, the Company issued NT$2.75 billion of domestic secured bonds, which consisted of 275 units with face value of NT$10 million each and are repayable in January 2008 and 2009 in two equal payments.  The interest, payable semiannually, was calculated at 0%-0.27% in 2006 and 0% in 2007.  A syndicate of banks has guaranteed the bonds and has the right to request the Company to redeem the bonds early in the event the Company violates certain provisions of the guarantee agreement.

16.  LONG-TERM BANK LOANS

Long-term bank loans consisted of the following:

	December 31
	2006	2007
	NT$	NT$	US$

Revolving bank loans	17,356,844	14,736,559	454,411
Loans for specified purposes	4,901,734	4,999,230	154,155
Mortgage loans	2,605,248	3,544,919	109,310
	24,863,826	23,280,708	717,876
Current portion	(1,292,040)	(5,258,946)	(162,163)

	23,571,786	18,021,762	555,713

a.	Revolving bank loans

	December 31
	2006	2007
	NT$	NT$	US$

Syndicated bank loan due from September 2007 to June 2011 - effective interest rate was1.51%-6.16% at December 31, 2006 and 1.90%-5.81% at December 31, 2007
ASE Inc.	9,600,000	6,900,000	212,766
ASE Shanghai	3,878,924	3,860,717	119,048
ASE Japan	1,096,000	1,042,919	32,159
Revolving credit lines due from May 2008 to August 2011 - effective interest rate was 2.25%-6.12% at December 31, 2006 and 2.73%-6.00% at December 31, 2007
J&R Holding Limited	-	837,638	25,829
PowerASE Technology Inc.	-	800,000	24,669
ASE Shanghai	-	753,070	23,221
ASE Inc.	1,010,000	200,000	6,167
Other	1,771,920	342,215	10,552

	17,356,844	14,736,559	454,411

The loan agreements contain the following financial and non-financial covenants:

1)
Without the prior written consent from the majority of the banks, the Company should not make any significant change in operation, provide financing to any other entity other than in the normal course of business, pledge its assets, assume liabilities or dispose of assets in excess of 20% of total assets, unless the transaction involves a transfer of assets between affiliates;

2)
The Company should not merge with any other entity or make investments in excess of NT$10.0 billion or acquire significant assets from another entity without the prior written consent from the majority of the banks;

3)	The Company’s tangible net worth, as defined in the loan agreements, should not be less than NT$45.0 billion at any time; and

4)	The Company should maintain certain financial ratios.

As of December 31, 2007, the loan agreement for syndicated bank loans of ASE Shanghai also contains similar covenants with respect to negative pledge, disposal of assets, merger and certain financial ratios.

As of December 31, 2007 and for the year ended December 31, 2007, the Company was in compliance with all of the loan covenants.

b.	Loans for specified purposes

Such loans were restricted to the repayment of other loans or purchase of machinery.  The effective interest rates ranged from 6.10% to 6.35% at December 31, 2006 and 5.47% to 6.00% at December 31, 2007.

c.	Mortgage loans

Mortgage loans obtained by the Company are repayable in quarterly payments or a lump sum payment at maturity.  The effective interest rates ranged from 2.50% to 6.80% at December 31, 2006 and 2.91% to 7.56% at December 31, 2007.

As of December 31, 2007, the maturities of long-term bonds payable (Note 15) and long-term bank loans were as follows:

	Amount
	NT$	US$

Within one year	11,148,681	343,777
During the second year	11,617,095	358,221
During the third year	6,564,815	202,430
During the fourth year	1,188,185	36,639
During the fifth year and thereafter	26,667	822

	30,545,443	941,889

Long-term bonds payable (Note 15) and long-term bank loans by currencies were detailed as follows:

	December
	2006		2007

New Taiwan dollars	NT$	15,099,112	NT$	11,303,510
U.S. dollars	US$	559,135	US$	531,605
Japanese yen		¥4,000,000		¥3,600,000
Renminbi	RMB	-	RMB	214,376

17.  PENSION PLANS

Defined Contribution Pension Plans

a.
The Labor Pension Act (the “Act”), which took effect in the ROC on July 1, 2005, provides for a pension mechanism that is deemed a defined contribution plan.  The employees of the Company who were subject to the Labor Standards Law (the “LS Law”) of the ROC before the enforcement of this Act were allowed to choose to be subject to the pension mechanism under the Act or continue to be subject to the pension mechanism under the LS Law.  For those employees who were subject to the LS Law before July 1, 2005, work for the same company after July 1, 2005 and choose to be subject to the pension mechanism under the Act, their service years have been retained.

b.
ISE Labs has a defined contribution savings plan (“401k plan”) for eligible employees.  This plan permits employees to make contributions up to the maximum limits allowable under the U.S. Internal Revenue Code Section 401(k).  ASE Test Malaysia and ASE Singapore Pte Ltd. also have a defined contribution pension plan each.

c.	According to local regulations, ASE Shanghai, ASESH AT and ASEN made contributions to local governments based on each employee’s average wage at a rate of 22%.

Under defined contribution plans, the Company recognized pension cost of NT$184,332 thousand, NT$403,572 thousand and NT$483,717 thousand (US$14,916 thousand) for the years ended December 31, 2005, 2006 and 2007, respectively.

Executive Managers Pension Plan

ASE Inc., ASE Test, Inc. and ASE Electronics maintain pension plans for executive managers.  Pension cost for these managers was NT$25,226 thousand, NT$18,141 thousand and NT$42,916 thousand (US$1,323 thousand) for the years ended December 31, 2005, 2006 and 2007, respectively.  As of December 31, 2006 and 2007 accrued pension cost was NT$43,367 thousand and NT$83,617 thousand (US$2,578 thousand), respectively.  Pension payment was NT$2,666 thousand (US$ 82 thousand) for the year ended December 31, 2007.

Defined Benefit Pension Plans

a.
The Company has a defined benefit pension plan under the LS Law.  The pension benefits are calculated based on the length of service and average base salary in the six months prior to retirement.  The Company contributes an amount equal to 2% of monthly salaries to a retirement fund, which is deposited with the Bank of Taiwan (the “BOT”) (the Central Trust of China merged with the BOT in July 2007, with the BOT as the survivor entity) in the name of, and is administrated by, the employees’ pension monitoring committee.

b.
ASE Japan has a pension plan under which eligible employees with more than ten years of service are entitled to receive pension benefits based on their length of service and pay at the time of termination.  In addition, ASE Korea has a pension plan under which eligible employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with ASE Korea, based on their length of service and pay at the time of termination.

As of December 31, 2006 and 2007, the asset allocation was primarily in cash, equity securities and debt securities.  Furthermore, under the LS Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks.  The government is responsible for any shortfall in the event that the rate of return is less than the required rate of return.

Information about defined benefit pension plans is summarized as follows:

a.	Pension cost for these entities consist of:

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$	US$

Service cost	488,610	366,314	379,750	11,710
Interest	98,144	91,386	86,490	2,667
Projected return on plan assets	(33,862)	(35,408)	(37,312)	(1,151)
Amortization	19,292	11,751	17,958	554

	572,184	434,043	446,886	13,780

b.	Other pension information based on actuarial calculations of the plans is as follows:

	December 31
	2006	2007
	NT$	NT$	US$
Benefit obligation
Vested benefit obligation	932,231	994,534	30,667
Non-vested benefit obligation	1,465,560	1,675,759	51,673
Accumulated benefit obligation	2,397,791	2,670,293	82,340
Additional benefit based on future salaries	2,077,171	2,180,892	67,249
Projected benefit obligation	4,474,962	4,851,185	149,589
Fair value of plan assets	(1,657,132)	(2,132,706)	(65,763)
Funded status	2,817,830	2,718,479	83,826
Unrecognized net transition obligation	(89,604)	(80,492)	(2,482)
Unrecognized prior service cost	(13,069)	(12,343)	(380)
Unrecognized net actuarial loss	(476,534)	(590,509)	(18,209)
Additional pension liability	24,063	59,513	1,835
Recorded under accrued expenses	(9,669)	(9,311)	(287)

Accrued pension cost	2,253,017	2,085,337	64,303

c. Vested benefit	876,035	1,026,162	31,642

December 31
	2006	2007
d. Actuarial assumptions used

Discount rate	2.25%-4.70%	2.5%-4.9%
Increase in future salary level	2.50%-5.00%	2.5%-5.0%
Expected rate of return on plan assets	2.50%-2.75%	2.5%-3.0%

	Year Ended December 31
	2006	2007
	NT$	NT$	US$

e. Contributions to the funds	224,678	485,244	14,963

f. Payments from the funds	41,740	48,285	1,489

g.	The Company expects to make contributions of NT$163,025 thousand (US$5,027 thousand) to its defined benefit pension plans in 2008.

h.	Expected benefit payments:

Year of Payments	NT$

2008	132,686
2009	155,934
2010	164,770
2011	194,359
2012 and thereafter	1,295,142

Plan assets and obligations reflected herein were measured as of December 31, 2006 and 2007.

18.  SHAREHOLDERS’ EQUITY

Common Stock

The Company reserved common stocks of NT$5,000,000 thousand for employee stock option plans.  For the year ended December 31, 2007, employees exercised options and paid NT$1,024,192 thousand (US$31,582 thousand), of which NT$61,952 thousand (US$1,911 thousand) was recognized as “capital received in advance” as of December 31, 2007.

For the year ended December 31, 2007, long-term bonds payable converted to common stocks amounted to NT$1,730,726 thousand (US$53,368 thousand), of which NT$429,931 thousand (US$13,257 thousand) was recognized as “capital received in advance” as of December 31, 2007.

American Depositary Shares

In September 2000, ASE Inc. issued 20,000 thousand ADS, representing 100,000 thousand common shares.  As of December 31, 2007, 41,806 thousand ADS were outstanding and represented approximately 209,031 thousand common shares of ASE Inc., or 3.84% of the total outstanding common shares (including treasury stock).

Capital Surplus

Under the ROC Company Law, capital surplus from paid-in capital in excess of par value and from treasury stock transactions may be used to offset a deficit.  In addition, such capital surplus may be transferred to capital, subject to a specified limit under relevant regulations.

Capital surplus from long-term investments may not be used for any purpose.

Appropriation of Retained Earnings

The Company’s Articles of Incorporation provide that the annual net income shall be appropriated in the order as shown below:

a.	Offset against a deficit, if any;

b.	10.0% of the remainder from a. as legal reserve;

c.	Special reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

d.	An amount equal to the excess of the income from long-term investments accounted for by the equity method, over cash dividends as special reserve;

e.	Not more than 2.0% of the remainder from d. as compensation to directors and supervisors;

f.
Between 5.0% to 7.0% of the remainder from e. as a bonus to employees, of which 5.0% shall be distributed in accordance with the employee bonus plan and the excess shall be distributed to specified employees as decided by the board of directors; and

g.	The remainder from f. as dividends to shareholders.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the reserve reaches the Company’s paid-in capital.  The reserve may be used to offset a deficit, or be distributed as dividends and bonuses for the portion in excess of 50% of the paid-in capital if the Company has no unappropriated earnings and the reserve balance has exceeded 50% of the Company’s paid-in capital.  Also, when the reserve has reached 50% of paid-in capital, up to 50% thereof may be transferred to capital stock if the Company doesn’t have a deficit.

The shareholders’ meeting held in June 2006 approved to offset the deficit incurred in 2005 with NT$1,746,913 thousand of legal reserve and NT$2,314,447 thousand of capital surplus.

The appropriation of 2006 earnings resolved at the Company’s annual shareholders’ meeting and the appropriation of 2007 earnings to be resolved by the Company’s annual shareholders’ meeting is as follows:

	2006	2007
	NT$	NT$	US$

Legal reserve	1,698,504	1,216,525	37,513
Compensation to directors and supervisors	300,000	216,000	6,661
Bonus to employees - cash	535,028	383,205	11,816
Bonus to employees - stock	535,029	383,205	11,816
Stock dividends - NT$1.5 in 2006 and NT$0.09 in 2007	6,941,011	492,723	15,193
Cash dividends - NT$1.5 in 2006 and NT$1.71 in 2007	6,941,011	9,361,728	288,675

	16,950,583	12,053,386	371,674

Had the bonus to employees, directors and supervisors been charged to expense in 2006, the basic earnings per share (after income tax) for the year ended December 31, 2006 would have decreased from NT$3.41 to NT$3.14.

The shares distributed as a bonus to employees represented 53,503 thousand common shares and 1.17% of the total outstanding common shares as of December 31, 2006.

Information about the appropriations of earnings is available on the Market Observation Post System website of the Taiwan Stock Exchange.

Dividend Policy

In order to meet the needs of the Company’s present and future capital expenditures, the Company’s dividend distribution shall be primarily in the form of stock dividends.  Cash dividends may also be distributed in certain circumstances.  However, the percentage of cash dividends generally shall not exceed 50% of the total dividends declared.

With respect to the percentage of cash dividends to be paid referred to in the preceding paragraph, the Company may decide the most suitable percentage of cash dividends in accordance with its current operational status, and taking into consideration the budget plan for the following year.  The board of directors shall propose a profit distribution plan, which shall be submitted to the shareholders for approval.

Imputation Tax System

Under the Integrated Income Tax System which became effective on January 1, 1998, ROC resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by the Company on earnings generated since January 1, 1998.  Non-resident shareholders are allowed only a tax credit from the 10% income tax on undistributed earnings, which can be used to deduct the withholding income tax on dividends.  An Imputation Credit Account (ICA) is maintained by the Company for such income tax and the tax credit allocated to each shareholder.  The maximum credit available for allocation to each shareholder cannot exceed the balance shown in the ICA on the date of distribution of dividends.

As of December 31, 2007, the balance of the ICA amounted to NT$11,874 thousand (US$366 thousand). The creditable ratio for the distribution of 2005 and 2006 earnings is 4.55% and 6.01% (estimated), respectively.

Unrealized Gain on Financial Instruments

Movements of the unrealized gain on financial instruments for the years ended December 31, 2006 and 2007 were as follows:

	Available-for- sale Financial Assets	Equity-method Investments	Cash Flow Hedges	Total	Total
	NT$	NT$	NT$	NT$	US$

Balance, January 1, 2006	-	(69,914)	-	(69,914)	(2,156)
Effect of initial adoption of ROC SFAS No. 34	-	-	(129,179)	(129,179)	(3,983)
Recognized directly in shareholders’ equity	35,559	469,487	-	505,046	15,573
Removed from shareholders’ equity and recognized in earnings	(18,732)	-	129,179	110,447	3,406
Balance, December 31, 2006	16,827	399,573	-	416,400	12,840
Recognized directly in shareholders’ equity	94,795	(15,069)	-	79,726	2,458
Removed from shareholders’ equity and recognized in earnings	(93,608)	-	-	(93,608)	(2,886)

Balance, December 31, 2007	18,014	384,504	-	402,518	12,412

Treasury Stock

As of December 31, 2006 and 2007, information regarding treasury shares held by subsidiaries was as follows:

		Calculated by the Company’s Ownership
			Book	Market
	Thousand	Thousand	Value	Value
Subsidiary	Shares	Shares	NT$	NT$

December 31, 2006

ASE Test	173,482	88,389	1,337,211	3,270,405
J&R Holding Limited	92,936	92,936	1,405,334	3,438,630
ASE Test, Inc.	6,650	3,388	65,891	125,360

	273,068	184,713	2,808,436	6,834,395

December 31, 2007

ASE Test	199,146	100,191	1,255,148	3,256,189
J&R Holding Limited	106,684	106,684	1,335,870	3,467,235
ASE Test, Inc.	7,634	3,840	71,950	124,812

	313,464	210,715	2,662,968	6,848,236

			Book	Market
			Value	Value
Subsidiary			US$	US$

December 31, 2007

ASE Test			38,703	100,407
J&R Holding Limited			41,192	106,914
ASE Test, Inc.			2,219	3,849

			82,114	211,170

Cash dividends received in 2007 by the subsidiaries from the Company were NT$271,945 thousand (US$8,386 thousand), which were recorded as capital surplus.

ASE Inc. issued common shares in connection with its merger with ASE Chung Li and ASE Material.  The shares held by its subsidiaries were reclassified from long-term investments to treasury stock.  ASE Inc.’s subsidiary, ASE Test, is a Singapore incorporated company and may not acquire, directly or indirectly, shares in ASE Inc. under Singapore laws.  In order to comply with relevant regulations, a trust has been established to hold the shares acquired by ASE Test in connection with the merger.  Pursuant to the trust agreement, ASE Test’s rights with respect to the shares held in trust are limited to the right to receive the proceeds from the sale of such shares and any cash dividends declared while the shares remain in trust.

Although these shares are treated as treasury stock in the consolidated financial statements, the shareholders are entitled to exercise their rights on these shares, except for participation in capital increases through cash contribution and exercise of voting rights.

19.  EMPLOYEE STOCK OPTION PLANS

ASE Inc. Option Plans

In order to attract, retain and reward employees, ASE Inc. adopted three employee stock option plans, the 2002 Plan, 2004 Plan and 2007 Plan, which were approved in August 2002, May 2004 and November 2007, respectively.  The maximum number of units authorized to be granted under the 2002 Plan, 2004 Plan and 2007 Plan is 160,000 thousand, 140,000 thousand and 200,000 thousand, respectively, with each unit representing the right to purchase one share of common stock when exercisable.  Under the terms of the plans, stock option rights are granted at an exercise price equal to the closing price of the common shares listed on the Taiwan Stock Exchange on the date of grant.  The option rights of these plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date.

Information regarding outstanding and exercisable stock options for the years ended December 31, 2005, 2006 and 2007 was as follows:

	Year Ended December 31
	2005			2006			2007
		Weighted			Weighted			Weighted
		Average	Weighted		Average	Weighted		Average	Weighted
		Exercise	Average		Exercise	Average		Exercise	Average
	Number of	Price	Grant Date	Number of	Price	Grant Date	Number of	Price	Grant Date
	Options (in	Per Share	Fair Value	Options (in	Per Share	Fair Value	Options (in	Per Share	Fair Value
	Thousands)	(NT$)	(NT$)	Thousands)	(NT$)	(NT$)	Thousands)	(NT$)	(NT$)

Beginning outstanding balance	260,047	19.5		227,341	19.8		171,256	16.6
Options granted	15,000	18.6	7.09	-	-	-	185,806	30.7	11.8
Options forfeited	(19,945)	20.1		(11,086)	20.7		(6,927)	17.3
Options exercised	(27,761)	16.2		(44,999)	18.9		(54,387)	15.8

Ending outstanding balance	227,341	19.8		171,256	20.0		295,748	25.6

Ending exercisable balance	50,152	16.5		78,092	19.4		71,096	16.0

The numbers of outstanding options and their exercise prices have been adjusted to reflect the dilution attributable to the distribution of stock dividends in accordance with the terms of the plans.

Information regarding outstanding and exercisable stock options as of December 31, 2007 was as follows:

	Outstanding		Exercisable
	Number of	Remaining	Number of	Remaining
Exercise	Options (in	Contractual	Options (in	Contractual
Price (NT$)	Thousands)	Life (Years)	Thousands)	Life (Years)

12.4	32,179	5.0	31,620	5.0
16.6	6,174	5.6	4,327	5.6
19.6	61,577	6.5	31,324	6.5
16.0	10,012	7.4	3,825	7.4
30.7	185,806	10.0	-	-

	295,748		71,096

As of December 31, 2007, the number of options that were expected to vest was 188,161 thousand.

As of December 31, 2007, the aggregate intrinsic value of outstanding and exercisable stock options was NT$2,048,247 thousand (US$63,159 thousand) and NT$1,171,549 thousand (US$36,125 thousand), respectively.  Total intrinsic value of options exercised in the years ended December 31, 2005, 2006 and 2007 was NT$177,938 thousand, NT$585,948 thousand and NT$1,198,329 thousand (US$36,951 thousand), respectively.

The fair value of the stock options issued was determined using the Black-Scholes option pricing model with the following assumptions:

Expected dividend yield	3.00%
Expected volatility	46.0%-59.0%
Risk free interest rate	1.80%-2.51%
Expected life	5.0-6.5 years

ASE Test Option Plans

ASE Test adopted three employee stock option plans, the 1999 Plan, 2000 Plan and 2004 Plan.  Under the terms of these plans, each unit represents the right to purchase one share of common stock of ASE Test and is exercisable based on a vesting schedule at an exercise price equal to the closing price of the stock’s closing price on the date of grant.  The option rights of all plans are valid for ten years.

Information regarding outstanding and exercisable stock options granted or modified after January 1, 2004 for the years ended December 31, 2005, 2006 and 2007 was as follows:

	Year Ended December 31
	2005			2006			2007
		Weighted			Weighted			Weighted
		Average	Weighted		Average	Weighted		Average	Weighted
		Exercise	Average		Exercise	Average		Exercise	Average
	Number of	Price	Grant Date	Number of	Price	Grant Date	Number of	Price	Grant Date
	Options (in	Per Share	Fair Value	Options (in	Per Share	Fair Value	Options (in	Per Share	Fair Value
	Thousands)	(US$)	(US$)	Thousands)	(US$)	(US$)	Thousands)	(US$)	(US$)

Beginning outstanding balance	260	6.18		293	6.21		414	7.28
Options granted	33	6.50	3.49	130	9.60	5.32	-	-	-
Options forfeited	-	-		-	-		(12)	6.10
Options exercised	-	-		(9)	6.10		(34)	7.38

Ending outstanding balance	293	6.21		414	7.28		368	7.31

Ending exercisable balance	66	6.25		135	7.90		185	6.79

Information regarding outstanding and exercisable stock options as of December 31, 2007 was as follows:

	Outstanding		Exercisable
	Number of	Remaining	Number of	Remaining
Exercise	Options (in	Contractual	Options (in	Contractual
Price (US$)	Thousands)	Life (Years)	Thousands)	Life (Years)

5.50	60	6.6	36	6.6
6.10	21	6.8	9	6.8
6.50	173	6.6	111	6.6
9.79	108	8.3	28	8.3
8.10	6	8.6	1	8.6

	368		185

The fair value of the stock options issued was determined using the Black-Scholes option pricing model with the following assumptions:

Expected dividend yield	0%
Expected volatility	59.95%-62.03%
Risk free interest rate	4.88%
Expected life	3-5 years

When the Scheme discussed in Note 1 becomes effective, each ASE Test stock options that have a per share exercise price lower than the per share Scheme Consideration will be deemed to have been exercised as of the Books Closure Date by ASE Test on behalf of the option holder on a cashless basis through a broker, and the ASE Test ordinary shares issued upon such mandatory exercise of the option will be acquired by ASE Inc. for the Scheme Consideration of US$14.78 per ASE Test NASDAQ Share in cash, and as a result the option holder will receive a cash payment equal to the excess of the per share Scheme Consideration over the per share exercise price of such ASE Test option, less any interest, fee and charges of the broker.  Each ASE Test option that has a per share exercise price equal to or higher than the per share Scheme Consideration will be cancelled without any payment to the option holder.  The Books Closure Date is the date on which the Register of Transfer and the Register of Members of ASE Test will be closed for the purpose of determining which ASE Test shareholders (excluding the Company) are entitled to receive the Scheme Consideration pursuant to the Scheme.

ASE Mauritius Inc. Option Plan

ASE Mauritius Inc. adopted an employee stock option plan which was approved in November 2007.  Under the terms of the plan, each unit represents the right to purchase one share of common stock of ASE Mauritius Inc. when exercisable.  The options are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date.

Information regarding outstanding and exercisable stock options for the year ended December 31, 2007 was as follows:

		Average	Weighted
		Exercise	Average
	Number of	Price	Grant Date
	Shares (in	Per Share	Fair Value
	Thousands)	(US$)	(US$)

Beginning outstanding balance	-	-
Option granted	30,000	1.7	0.9
Option exercised	-	-

Ending outstanding balance	30,000	1.7

Ending exercisable balance	-

As of December 31, 2007, the remaining contractual life is ten years.

The fair value of the stock options issued was determined using a Black-Scholes option pricing model with the following assumptions:

Expected dividend yield	-
Expected volatility	47.21%
Risk free interest rate	4.17%
Expected life	6.5 years

For purposes of pro forma disclosure, the estimated fair values of the options are amortized to expense over the option vesting periods.  Had the Company recorded compensation cost based on the estimated grant date fair value, the Company’s net income (loss) would have been reduced to the pro forma amounts below：

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$	US$

Net income (loss) for calculation of basic
As reported	(4,691,187)	17,416,151	12,165,249	375,123
Pro forma	(5,924,330)	16,301,168	12,013,309	370,438

Net Income (loss) for calculation of diluted EPS
As reported	(4,691,187)	17,582,151	12,280,224	378,669
Pro forma	(5,924,330)	16,467,168	12,128,284	373,983

Earnings (loss) per share
Basic EPS as reported	(0.92)	3.41	2.34	0.07
Pro forma basic EPS	(1.17)	3.19	2.31	0.07
Diluted EPS as reported	(0.92)	3.25	2.26	0.07
Pro forma diluted EPS	(1.17)	3.05	2.23	0.07

20.  PERSONNEL EXPENDITURE AND DEPRECIATION AND AMORTIZATION

	Year Ended December 31, 2005			Year Ended December 31, 2006
	Cost of	Operating		Cost of	Operating
	Revenues	Expenses	Total	Revenues	Expenses	Total
	NT$	NT$	NT$	NT$	NT$	NT$
Personnel
Salary	10,661,821	3,314,091	13,975,912	11,247,354	3,401,115	14,648,469
Pension cost	676,226	181,192	857,418	748,437	191,233	939,670
Labor and health insurance	823,231	226,243	1,049,474	862,163	242,791	1,104,954
Others	955,882	346,502	1,302,384	1,175,983	395,931	1,571,914

	13,117,160	4,068,028	17,185,188	14,033,937	4,231,070	18,265,007

Depreciation	13,286,081	704,138	13,990,219	12,736,924	751,256	13,488,180
Amortization	687,178	884,325	1,571,503	576,102	423,929	1,000,031

	Year Ended December 31, 2007
	Cost of	Operating
	Revenues	Expenses	Total
	NT$	NT$	NT$	US$
Personnel
Salary	11,452,437	3,873,339	15,325,776	472,580
Pension cost	749,844	227,878	977,722	30,149
Labor and health insurance	851,918	291,508	1,143,426	35,258
Others	1,086,676	434,229	1,520,905	46,898

	14,140,875	4,826,954	18,967,829	584,885

Depreciation	14,668,139	890,583	15,558,722	479,763
Amortization	630,435	436,995	1,067,430	32,915
21.  INCOME TAX

The ROC government enacted the Alternative Minimum Tax Act (the “AMT Act”), which became effective on January 1, 2006.  The alternative minimum tax (“AMT”) imposed under the AMT Act is a supplemental tax levied at a rate of 10% which is payable if the income tax payable determined pursuant to the Income Tax Law is below the minimum amount prescribed under the AMT Act.  The taxable income for calculating the AMT includes most of the income that is exempted from income tax under various laws and statutes.  The Company has considered the impact of the AMT Act in the determination of its tax liabilities.

a.	Income tax expense (benefit) is summarized as follows:

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$	US$

Tax (benefit) based on pre-tax accounting income (loss) at statutory rates	(1,038,061)	5,957,310	4,491,629	138,502
Cumulative effect of changes in accounting principles	-	(114,168)	-	-
Add (less) tax effects of:
Permanent differences
Tax-exempt income	-	(778,834)	(1,016,270)	(31,337)
Equity in earnings of equity method investees	(18,573)	(78,914)	(86,426)	(2,665)
Other	2,997	(10,516)	(27,283)	(841)
Temporary differences
				(Continued)

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$	US$

Capital tax credits	(104,856)	(375,764)	(343,542)	(10,593)
Impairment loss	-	-	204,046	6,292
Loss carryforwards	1,370,960	(1,246,641)	(6,904)	(213)
Accrued interest on bonds	56,586	60,855	44,278	1,365
Depreciation	(36,969)	174,853	(223,598)	(6,895)
Other	335,705	(409,395)	(109,544)	(3,378)
	567,789	3,178,786	2,926,386	90,237
Income tax on undistributed earnings	173,834	-	298,782	9,213
Credits for investments and research and development	(292,195)	(1,697,397)	(1,754,907)	(54,114)
Deferred income tax	(481,310)	367,751	2,029,567	62,583
Tax separately levied on interest from short-term bills	-	-	275	9
Adjustment of prior year’s income tax	(86,774)	121,479	(142,719)	(4,401)
Cumulative effect of changes in accounting principles	-	114,168	-	-

Income tax expense (benefit)	(118,656)	2,084,787	3,357,384	103,527
				(Concluded)

b.	The above-mentioned taxes on pre-tax accounting income (loss) based on applicable statutory rates for both domestic and foreign entities are shown below:

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$	US$
Domestic entities in ROC (25% statutory rate)	(1,255,167)	5,570,158	3,797,475	117,097
Foreign entities
ASE Korea (27.5%-30.8% statutory rate)	41,159	97,499	297,857	9,185
ASE Japan (40%-42.99% statutory rate)	182,148	182,372	140,751	4,340
ISE Labs (34%-35% federal tax rate and 6% state tax rate)	(2,963)	(11,141)	(15,480)	(477)
ASE Test Malaysia (27%-28% statutory rate)	(3,238)	118,422	271,026	8,357

	(1,038,061)	5,957,310	4,491,629	138,502

c.	Deferred income tax assets (liabilities) were as follows:

	December 31
	2006	2007
	NT$	NT$	US$

Current deferred income tax assets
Unused tax credits	2,405,057	1,992,245	61,432
Accrued interest on bonds	160,675	-	-
Loss carryforwards	6,904	-	-
Other	259,091	288,778	8,905
			(Continued)

	December 31
	2006	2007
	NT$	NT$	US$

	2,831,727	2,281,023	70,337
Valuation allowance	(23,543)	(205,767)	(6,345)

Net current deferred income tax assets	2,808,184	2,075,256	63,992
Net current deferred income tax liabilities	-	(121,499)	(3,747)

Non-current deferred income tax assets
Unused tax credits	2,927,041	1,904,773	58,735
Accrued pension costs	261,000	185,528	5,721
Loss carryforwards	267,157	170,541	5,259
Impairment loss	-	178,368	5,500
Depreciation	-	(352,129)	(10,858)
Others	128,317	60,028	1,850
	3,583,515	2,147,109	66,207
Valuation allowance	(1,071,094)	(685,707)	(21,144)

Net non-current deferred income tax assets	2,512,421	1,461,402	45,063

Net non-current deferred income tax liabilities	(25,888)	(150,009)	(4,626)

	5,294,717	3,265,150	100,682
			(Concluded)

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

The tax holidays for the Company are as follows:

1)
A portion of the Company’s income from packing of semiconductors is exempt from income tax for the five years ending December 2007 and September 2009.  A portion of ASE Chung Li branch’s income from manufacturing, processing and testing of semiconductors is exempt from income tax for the five years ending December 2007 and 2011.

2)	A portion of ASE Test, Inc.’s income from testing of semiconductors is exempt from income tax for the five years ending 2010.

3)	A portion of PowerASE Technology Inc.’s income is exempt from income tax for the five years ending in the fourth quarter of 2012.

4)	Under the tax laws in China, the income of ASE Shanghai and ASESH AT was wholly exempt from income tax from 2006 to 2007 and is entitled to a 50% reduction in income tax from 2008 to 2010.

According to the tax law amended on January 1, 2008, dividends distributed by entities in China out of earnings generated in 2008 and onward are subject to a 10% withholding tax.

5)
ASE Singapore Pte Ltd. has been granted pioneer status under the provisions of the Economic Expansion Incentives (Relief from Income Tax) Act for its operation in Singapore for a qualifying period of 10 years commencing September 1, 1998.  During the qualifying period, all income arising from pioneer status activities is wholly exempt from income tax.

The per share effect of these tax holidays was NT$0, NT$0.16 and NT$0.20 for the years ended December 31, 2005, 2006 and 2007, respectively.

d.	As of December 31, 2007, unused tax credits, which may be utilized to offset future income tax, are set forth below:

Year of Expiry	NT$	US$

2008	1,571,561	48,460
2009	837,701	25,831
2010	665,003	20,506
2011	651,635	20,094
2012 and thereafter	171,118	5,276

	3,897,018	120,167

In the ROC, the tax credits may be utilized to reduce up to 50% of income tax payable each year.  In the year of expiry, all remaining unused tax credits may be used.

Income tax returns of ASE Inc. have been examined by the ROC tax authorities through 2003. ASE Inc. disagreed with the result of an examination relating to its 2002 income tax return and appealed the case to the High Administrative Court.  In January 2007, the High Administrative Court judged against ASE Inc.  As a result, ASE Inc. recognized the related income tax expense in 2006 and appealed this case to the Supreme Administrative Court.

22.  EARNINGS (LOSS) PER SHARE

The stock options and convertible bonds issued by ASE Inc. and the stock options issued by ASE Test had a dilutive effect on the 2006 and 2007 EPS calculation.  The numerators and denominators used in the EPS calculation were as follows:

a.	Numerator - net income (loss)

	Year Ended December 31
	2005		2006
	Before	After	Before	After
	Income Tax	Income Tax	Income Tax	Income Tax
	NT$	NT$	NT$	NT$

Income (loss) from continuing operations	(5,722,984)	(5,044,886)	19,067,237	17,758,654
Discontinued operations	357,766	353,699	-	-
Cumulative effect of changes in accounting principles	-	-	(456,671)	(342,503)
Basic EPS
Income (loss) attributable to shareholders of the parent	(5,365,218)	(4,691,187)	18,610,566	17,416,151
Interest on convertible bonds, net of tax	-	-	213,079	168,993
Employee stock options issued by ASE Test	-	-	(2,993)	(2,993)

Diluted EPS
Income (loss) attributable to shareholders of the parent	(5,365,218)	(4,691,187)	18,820,652	17,582,151

	Year Ended December 31, 2007
	Before Income Tax		After Income Tax
	NT$	US$	NT$	US$

Basic EPS
Income attributable to shareholders of the parent	13,729,800	423,367	12,165,249	375,123
Interest on convertible bonds, net of tax	177,111	5,461	139,635	4,306
Employee stock options issued by ASE Test	(24,660)	(760)	(24,660)	(760)

Diluted EPS
Income attributable to shareholders of the parent	13,882,251	428,068	12,280,224	378,669

b.	Denominator - shares (in thousands)

	Year Ended December 31
	2005	2006	2007

Weighted-average number of common stock	4,100,661	4,566,952	4,611,951
Retroactive adjustments for capitalization of retained earnings	1,159,764	727,676	747,604
Shares issued in connection with stock options exercised by employees	20,609	26,207	29,314
Conversion of convertible bonds	-	-	24,448
Shares held by subsidiaries	(214,144)	(214,144)	(210,715)
Number of shares used for purposes of the basic EPS calculation	5,066,890	5,106,691	5,202,602
Potential number of shares issuable upon exercise of options	-	72,611	60,930
Potential number of shares issuable upon conversion of convertible bonds	-	228,527	172,911

Number of shares used in the diluted EPS calculation	5,066,890	5,407,829	5,436,443

For purposes of the ADS calculation, the denominator represents the above-mentioned weighted average outstanding shares divided by five (one ADS represents five common shares).  The numerator was the same.

The weighted average number of shares outstanding for EPS calculation has been retroactively adjusted for the issuance of stock dividends and employee stock bonuses.  This adjustment caused the loss per share for the year ended December 31, 2005 to decrease from NT$1.07 to NT$0.92.  This adjustment caused the basic and diluted after income tax EPS for the year ended December 31, 2006 to decrease from NT$3.95 to NT$3.41 and from NT$3.77 to NT$3.25, respectively.

23.  DISCLOSURES FOR FINANCIAL INSTRUMENTS

a.	Fair values of financial instruments were as follows:

	December 31
	2006		2007
	Carrying
	Amount	Fair Value	Carrying Amount		Fair Value
	NT$	NT$	NT$	US$	NT$	US$
Non-derivative financial instruments

Assets
Financial assets at fair value through profit or loss	1,546,450	1,546,450	1,599,353	49,317	1,599,353	49,317
Available-for-sale financial assets	9,346,415	9,346,415	9,406,327	290,050	9,406,327	290,050
Held-to-maturity financial assets	50,000		50,000	1,542
Financial assets carried at cost	1,595,597		525,025	16,189
Guarantee deposits	637,705	637,705	490,306	15,118	490,306	15,118
Restricted assets	336,463	336,463	279,068	8,605	279,068	8,605
Liabilities
Long-term bonds payable (including current portion)	9,556,844	10,262,526	7,264,735	224,013	8,494,109	261,921
Long-term bank loans (including current portion)	24,863,826	24,863,826	23,280,708	717,876	23,280,708	717,876
Capital lease obligations (including current portion)	608,639	608,639	92,350	2,848	92,350	2,848

Derivative financial instruments

Interest rate swap contract	(58,990)	(58,990)	(20,319)	(627)	(20,319)	(627)
Cross currency swap contracts	(274,421)	(274,421)	(7,519)	(231)	(7,519)	(231)
Forward exchange contracts	(7,719)	(7,719)	(13,852)	(427)	(13,852)	(427)

b.	Methods and assumptions used in the estimation of fair values of financial instruments were as follows:

1)
The aforementioned financial instruments do not include cash, notes and accounts receivable, other receivables, short-term borrowings, notes and accounts payable, payable for properties, and temporary receipts.  These financial instruments’ carrying amounts approximate their fair values.

2)
Fair values of financial assets at fair value through profit or loss and available-for-sale financial assets were determined using their quoted market prices in an active market.  Fair values of derivatives were determined using valuation techniques incorporating estimates and assumptions consistent with those generally used by other market participants to price financial instruments.

3)
Financial assets carried at cost and held-to-maturity financial assets are investments in unquoted securities, which have no quoted prices in an active market and entail an unreasonably high cost to obtain verifiable fair values.  Therefore, no fair value is presented.

4)	The interest rate of long-term debts except bonds payable was floating; therefore, their fair values approximate carrying amounts. Fair value of bonds payable was based on their quoted market price.

5)	The carrying amounts of guarantee deposits and restricted assets reflect their fair values.

c.
Valuation gains (losses) from changes in fair value of financial instruments determined using valuation techniques were NT$20,919 thousand, NT$(260,569) thousand and NT$177,414 thousand (US$5,471 thousand) for the years ended December 31, 2005, 2006 and 2007, respectively.

d.
As of December 31, 2006 and 2007, financial assets exposed to fair value interest rate risk amounted to NT$288,389 thousand and NT$185,821 thousand (US$5,730 thousand), respectively, financial liabilities exposed to fair value interest rate risk amounted to NT$7,428,267 thousand and NT$4,739,247 thousand (US$146,138 thousand), respectively, financial assets exposed to cash flow interest rate risk amounted to NT$13,911,303 thousand and NT$14,045,750 thousand (US$433,110 thousand), respectively, and financial liabilities exposed to cash flow interest rate risk amounted to NT$26,960,168 thousand and NT$34,207,038 thousand (US$1,054,796 thousand), respectively.

e.
For the years ended December 31, 2005, 2006 and 2007, interest income of NT$173,325 thousand, NT$406,364 thousand and NT$364,933 thousand (US$11,253 thousand), and interest expense (including capitalized interest) of NT$1,791,947 thousand, NT$1,841,401 thousand and NT$1,696,609 thousand (US$52,316 thousand) were associated with financial assets or liabilities other than those at FVTPL.

f.	Strategy for financial risk

The derivative instruments employed by the Company are to mitigate risks arising from ordinary business operation.  All derivative transactions entered into by the Company are designated as either hedging or speculating, which are governed by separate internal guidelines and controls.  Derivative transactions entered into for hedging purposes must hedge risk against fluctuations in foreign exchange and interest rates arising from operating activities.  The currency and the amount of derivative instruments held by the Company must match its assets and liabilities.

g.	Information about financial risk

1)	Market risk

All derivative financial instruments are mainly held to hedge the exchange rate fluctuations of foreign - currency - denominated assets and liabilities and interest rate fluctuations on its floating rate long-term loans.  Exchange gains or losses on these derivative contracts are likely to be offset by gains or losses on the hedged assets and liabilities.  Interest rate risks are also controlled because the expected cost of capital is fixed.  Thus, market risk for derivative contracts is believed to be immaterial.

The Company holds open-ended mutual funds, which are subject to price risk. The fair value of these funds will decrease by NT$15,994 thousand (US$493 thousand) if their market price decrease by 1%.

2)	Credit risk

Credit risk represents the potential loss that would be incurred by the Company if counter parties or third parties breached contracts.  Credit risk represents the positive fair values of contracts as of the balance sheet date.  The Company’s maximum credit risk on financial instruments approximated their carrying amounts as of December 31, 2006 and 2007.

3)	Liquidity risk

The Company’s operating funds are deemed sufficient to meet cash flow demand; therefore, the Company’s liquidity risk is not considered to be significant.

The Company’s investments in open-ended mutual funds are traded in active markets and can be disposed of quickly at close to their fair values.  The Company’s financial assets carried at cost have no active markets; therefore, liquidity risk for such assets is expected to be high.

4)	Cash flow interest rate risk

The Company’s short and long-term loans are floating interest rate debts.  When the market interest rate increases by 1%, the Company’s annual cash flows will increase by NT$342,000 thousand (US$10,546 thousand).

24.  RELATED PARTY TRANSACTIONS

The Company purchased real estate from HCDC for NT$1,311,429 thousand and NT$141,238 thousand (US$4,355 thousand) in 2006 and 2007, respectively, and the prices were based on fair market values of the assets as assessed by the appraisers.  As of December 31, 2006 and 2007, NT$1,311,429 thousand and NT$70,619 thousand (US$2,178 thousand), respectively, had been paid.

25.  ASSETS PLEDGED OR MORTGAGED

The following assets have been pledged or mortgaged as collateral for bank loans, import duties for raw materials and as guaranty deposits for employment of foreign labor, etc:

	December 31
	2006	2007
	NT$	NT$	US$

Land	507,534	505,151	15,577
Buildings and improvements	2,093,043	2,835,856	87,445
Machinery and equipment	2,542,862	4,807,205	148,233
Land use rights	-	152,982	4,717
Idle assets	-	196,552	6,061
Restricted assets	336,463	279,068	8,605

	5,479,902	8,776,814	270,638

26.  COMMITMENTS AND CONTINGENCIES

a.
ASE Inc. and ASE Test, Inc. lease the land on which their buildings are situated under various operating lease agreements with the ROC government expiring on various dates through September 2017.  The agreements grant these entities the option to renew the leases and reserve the right for the lessor to adjust the lease payments upon an increase in the assessed value of the land and to terminate the leases under certain conditions.  In addition, the Company leases buildings, machinery and equipment under non-cancelable operating leases.

The future minimum lease payments under the above-mentioned operating leases are as follows:

Operating Leases	NT$	US$

2008	548,706	16,920
2009	284,324	8,767
2010	202,036	6,230
2011	58,318	1,798
2012 and thereafter	155,731	4,802

Total minimum lease payments	1,249,115	38,517

b.	As of December 31, 2007, unused letters of credit were approximately NT$726,000 thousand (US$22,387 thousand).

c.
As of December 31, 2007, commitments to purchase machinery and equipment were approximately NT$7,489,000 thousand (US$230,928 thousand), of which NT$2,052,545 thousand (US$63,292 thousand) had been prepaid.

d.	As of December 31, 2007, outstanding commitments related to the construction of buildings were approximately NT$3,679,000 thousand (US$113,444 thousand), of which NT$292,226 thousand (US$9,011 thousand) had been prepaid.

e.
The Company entered into technology license agreements with foreign companies which will expire on various dates through 2017.  Pursuant to the agreements, the Company shall pay royalties based on specified percentages of sales volume and licensing fees to the counter parties.  Royalties and licensing fees paid in the years ended December 31, 2005, 2006 and 2007 were approximately NT$179,061 thousand, NT$282,381 thousand and NT$246,849 thousand (US$7,612 thousand), respectively.

f.
Tessera Inc. filed an amended complaint in the United States District Court for the Northern District of California in February 2006 adding the Company to a suit alleging that the Company infringed patents owned by Tessera (the “California Litigation”).  At Tessera’s request, the United States International Trade Commission (“ITC”) instituted an investigation of certain of the Company’s co-defendants and other companies.

The district court in the California Litigation has vacated the trial schedule and stayed all proceedings pending a final resolution of the First ITC Investigation.  The United States Patent and Trademark Office have also instituted reexamination proceedings on all the patents Tessera has asserted in the California Litigation and the ITC Investigation.  As of April 10, 2008, the impact of results of the California Litigation or the ITC Investigation cannot be estimated.

27.  Subsequent Events

In March 2008, the Company entered into an agreement to acquire Weihai-Aimhigh Semiconductor Co. Ltd., an enterprise in China, for US$7,000 thousand. As of April 10, 2008, the investment is still in progress.

The Company entered into a five-year syndicated loan agreement with Citibank, N.A, Taipei Branch and 21 other banks for a NT$24,750,000 thousand credit facility.  Proceeds from the facility will be used to finance the proposed acquisition by ASE Inc. of the outstanding ordinary shares of ASE Test (Note 1 d.). The syndicated loan agreement also has covenants including negative pledge, disposals, merger and certain financial ratios.

28.  DISCONTINUED OPERATIONS

ASE Test Malaysia sold its camera module assembly operations in early October 2005 for US$19,116 thousand, which covers the book value of the equipment and inventory, plus an acquisition premium.  As a result, the Company reclassified the camera module assembly segment as discontinued operations.

Summarized below are operating results of the discontinued segment for the period from January 1, 2005 to October 3, 2005:

NT$

Net revenues	2,095,835
Cost of revenues	1,885,492
Gross profit	210,343
Operating expenses	44,909
Non-operating expenses	42,325
Income from discontinued operations before income tax	123,109
Income tax expense	2,147
Income from discontinued operations	120,962
Gain on disposal of assets	234,657
Income tax expense	1,920
Gain on disposal of discontinued operations	232,737

353,699

29.  LOSS ON FIRE DAMAGE

ASE Inc. and its subsidiary, ASE Test, Inc., incurred fire damage to their production lines in Chung Li, Taiwan on May 1, 2005, and recognized an estimated loss of NT$13,479,079 thousand for damages to their inventories, building, machinery and equipment.  With the assistance of external counsel, the Company submitted insurance claims of NT$4,641,000 thousand to its insurers for compensation for damages which the Company believes to be clearly identifiable and reasonably estimated, and recorded the amount as an offset to fire loss in 2005.

The Company reached a final settlement with the insurers in June 2006 with regards to the fire damage incurred to the production lines and facilities in Chung Li.  The final settlement amount of NT$8,068,000 thousand, offset by the NT$4,641,000 thousand recorded in 2005 and the related repair and restoring expenses of NT$1,043,132 thousand, was recorded in 2006.  The Company also reversed NT$2,190,583 thousand of impairment loss recognized in 2005 after careful analysis of the increase in the estimated service potential of the production line facilities by an external specialist.  The net amount of NT$4,574,451 thousand was recognized as a gain on insurance settlement and loss recovery in 2006.  All of the insurance recoveries were received in August 2006.

30.  SEGMENT AND GEOGRAPHICAL INFORMATION

a.	Geographical sales and long-lived assets information

1)	Net revenues:

	Year Ended December 31
	2005		2006		2007
		% of		% of			% of
		Total		Total			Total
	NT$	Revenues	NT$	Revenues	NT$	US$	Revenues

America	43,294,394	52	53,280,483	53	50,389,904	1,553,805	50
Taiwan	16,798,661	20	18,810,441	19	21,413,369	660,295	21
Asia	13,649,326	16	15,752,825	16	16,760,893	516,833	17
Europe	10,293,167	12	12,579,366	12	12,597,299	388,446	12
Other	250	-	532	-	1,604	50	-

	84,035,798	100	100,423,647	100	101,163,069	3,119,429	100

2)	Long-lived assets:
	December 31
	2006		2007
	NT$	%	NT$	US$	%

Taiwan	49,802,688	68	47,364,686	1,460,521	58
Asia	23,307,342	32	34,074,540	1,050,710	42
America	433,724	-	349,103	10,765	-

	73,543,754	100	81,788,329	2,521,996	100

b.	Major customers

For the years ended December 31, 2005, 2006 and 2007, the Company did not have a single customer to which the net revenues exceeded 10% of total net revenues.

c.	Reported segment information

The Company has three reportable segments:  Packaging, testing and investing and other.  The Company packages bare semiconductors into finished semiconductors with enhanced electrical and thermal characteristics; provides testing services, including front-end engineering testing, wafer probing and final testing services; and engages in investing activities.  The accounting policies for segments are the same as those described in Note 2.  Segment information for the years ended December 31, 2005, 2006 and 2007 was as follows:

		Packaging		Testing		Other		Total
2005

Revenue from external customers	NT	$66,022,940	NT	$17,121,986	NT	$890,872	NT	$84,035,798
Inter-segment revenues		84,909		86,810		2,454,643		2,626,362
Interest income		108,362		32,013		32,950		173,325
Interest expense		(965,068)		(194,310)		(411,680)		(1,571,058)
Net interest expense		(856,706)		(162,297)		(378,730)		(1,397,733)
Depreciation and amortization		8,351,842		5,786,034		1,275,970		15,413,846
Loss on fire damage		(2,973,506)		(2,420,339)		(3,444,234)		(8,838,079)
Segment profit (loss)		791,286		(575,806)		(5,889,326)		(5,673,846)
Segment assets		77,135,982		30,547,884		23,441,615		131,125,481
Expenditures for segment assets		6,359,429		2,527,322		4,070,654		12,957,405
Goodwill		775,899		1,627,567		439,556		2,843,022

2006

Revenue from external customers		76,820,475		21,429,584		2,173,588		100,423,647
Inter-segment revenues		74,879		51,214		5,821,221		5,947,314
Interest income		193,412		66,237		146,715		406,364
Interest expense		(861,737)		(145,669)		(612,888)		(1,620,294)
Net interest expense		(668,325)		(79,432)		(466,173)		(1,213,930)
Depreciation and amortization		8,245,204		4,889,792		1,353,215		14,488,211
Gain on insurance settlement and impairment recovery		1,758,957		1,637,709		1,177,785		4,574,451
Segment profit (loss)		14,679,021		7,829,473		(257,070)		22,251,424
Segment assets		78,958,866		33,095,566		24,986,444		137,040,876
Expenditures for segment assets		7,025,247		4,859,188		5,846,500		17,730,935
Goodwill		772,148		1,619,698		439,428		2,831,274

2007

Revenue from external customers		78,516,274		20,007,839		2,638,956		101,163,069
Inter-segment revenues		222,086		45,576		8,769,842		9,037,504
Interest income		229,917		85,363		33,380		348,660
Interest expense		(773,671)		(87,635)		(713,218)		(1,574,524)
Net interest expense		(543,754)		(2,272)		(679,838)		(1,225,864)
Depreciation and amortization		9,379,964		5,410,619		1,835,569		16,626,152
Segment profit (loss)		14,879,301		5,359,835		(941,970)		19,297,166
Segment assets		91,802,902		36,968,716		23,605,832		152,377,450
Expenditures for segment assets		10,502,494		6,330,268		1,339,393		18,172,155
Goodwill		1,040,509		1,708,255		439,353		3,188,117

2007

Revenue from external customers	US	$2,421,100	US	$616,955	US	$81,374	US	$3,119,429
Inter-segment revenues		6,848		1,405		270,424		278,677
Interest income		7,090		2,632		1,029		10,751
Interest expense		(23,857)		(2,702)		(21,992)		(48,551)
Net interest expense		(16,767)		(70)		(20,963)		(37,800)
Depreciation and amortization		289,237		166,840		56,601		512,678
Segment profit (loss)		458,813		165,274		(29,046)		595,041
Segment assets		2,830,802		1,139,954		727,901		4,698,657
Expenditures for segment assets		323,851		195,198		41,301		560,350
Goodwill		32,085		52,675		13,548		98,308

31.   SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES
FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY
ACCEPTED IN THE UNITED STATES OF AMERICA

The Company’s consolidated financial statements have been prepared in accordance with ROC GAAP, which differs in the following respects from U.S. GAAP:

a.	Pension benefits

The Company adopted U.S. Statement of Financial Accounting Standards (“U.S. SFAS”) No.87, “Employers’ Accounting for Pensions” (“U.S. SFAS No.87”) on January 1, 1987, which requires the Company to determine the accumulated pension obligation and the pension expense on an actuarial basis.

U.S. SFAS No. 87 was amended by U.S. SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“U.S. SFAS No.158”) on September 29, 2006, which requires employers to recognize the overfunded or underfunded status of a defined benefit pension plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income.  The Company adopted U.S. SFAS No. 158 on December 31, 2006.  U.S. SFAS No. 158 defines the funded status of a benefit plan as the difference between the fair value of the plan assets and the projected benefit obligation.  Previously unrecognized items such as gains or losses, prior service credits and transition assets or liabilities will be recognized in accumulated other comprehensive income and will be subsequently recognized through net periodic benefit cost pursuant to the provisions of U.S. SFAS No. 87.

ROC SFAS No. 18, “Accounting for Pensions” is similar in many respects to U.S. SFAS No. 87 and was adopted by the Company in 1996.  However, ROC SFAS No. 18 does not require a company to recognize the overfunded or underfunded status of a defined benefit pension plan as an asset or liability in the statement of financial position.  The difference in the dates of adoption gives rise to a U.S. GAAP difference in the actuarial computation for transition obligation and the related amortization.

b.	Marketable securities

Under ROC GAAP, prior to January 1, 2006, marketable securities were carried at the lower of aggregate cost or market, and debt securities were carried at cost, with only unrealized losses recognized.  Effective January 1, 2006, the Company adopted ROC SFAS No. 34, “Financial Instruments:  Recognition and Measurement”, and No. 36, “Financial Instruments:  Disclosure and Presentation”.  Financial instruments including debt securities and equity securities are categorized as financial assets or liabilities at fair value through profit or loss (“FVTPL”), available-for-sale (“AFS”) or held-to-maturity (“HTM”) securities.  Financial assets at FVTPL has two sub-categories financial assets designated on initial recognition as assets to be measured at fair value with fair value changes recognized in profit or loss, and financial assets that are classified as held for trading.  These classifications are similar to those required by U.S. SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”.

Under U.S. SFAS No.115, debt and equity securities that have readily determinable fair values are classified as either trading, AFS or HTM securities.  Debt securities that the Company has the positive intent and ability to hold to maturity are classified as HTM securities and reported at amortized cost.  Debt and equity securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.  Debt and equity securities not classified as either HTM or trading are classified as AFS securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders’ equity.

Upon adoption of ROC SFAS No. 34 and No. 36, the Company recorded a cumulative effect of changes in accounting principles of NT$342,503 thousand for the year ended December 31, 2006 for marketable securities and derivative financial instruments, of which NT$16,331 thousand relates to the adjustment of the carrying basis of trading securities to fair market value.  Such adjustment, representing the unrealized gain on trading securities already recognized under U.S. GAAP in 2005, was reversed in 2006 as a one-time reconciling adjustment between U.S. GAAP and ROC GAAP.

Upon adoption of ROC GAAP No. 34 and No. 36, the Company also adjusted the carrying value of the marketable securities categorized as AFS, which were carried at the lower of aggregate cost or market with unrealized losses included in earnings, to fair market value on January 1, 2006.  Therefore, prior to January 1, 2006, unrealized gains and losses included in shareholders’ equity associated with AFS marketable securities under ROC GAAP were different from those under U.S. GAAP.

c.	Bonuses to employees, directors and supervisors

According to ROC regulations and the Articles of Incorporation of the Company, a portion of distributable earnings is required to be set aside as bonuses to employees, directors and supervisors.  Bonuses to directors and supervisors are always paid in cash.  However, bonuses to employees may be granted in cash or stock or both.  Before January 1, 2008, all of these appropriations, including stock bonuses which are valued at par value of NT$10, are charged against retained earnings under ROC GAAP after such appropriations are formally approved by the shareholders in the following year.

Under U.S. GAAP, such bonuses are charged to earnings in the year earned.  Shares issued as part of these bonuses are recorded at fair market value.  Since the amount and form of such bonuses are not usually determinable until the shareholders’ meeting in the subsequent year, the total amount of the aforementioned bonuses is initially accrued based on management’s estimate regarding the amount to be paid based on the Company’s Articles of Incorporation.  Any difference between the initially accrued amount and the fair market value of any shares issued as bonuses is recognized in the year of approval by the shareholders.

d.	Depreciation of buildings

Under ROC GAAP, buildings may be depreciated over their estimated life or up to 40 years based on ROC practices and tax regulations.  For U.S. GAAP purposes, buildings are depreciated over their estimated economic useful life of 25 years.

e.	Depreciation on the excess of book value on transfer of buildings between consolidated subsidiaries

ASE Test, Inc. purchased buildings and facilities from ASE Technologies Inc. in 1997.  The purchase price was based on market value, which meant the portion of the purchase price in excess of book value of NT$17,667 thousand was capitalized by ASE Test, Inc. as allowed under ROC GAAP.  Under U.S. GAAP, transfers of assets between entities under common control are recorded at historical cost.  Therefore, depreciation on the capitalized excess amount recorded under ROC GAAP is reversed under U.S. GAAP until the buildings and facilities are fully depreciated or disposed of.

f.	Gain on sales of subsidiary’s stock

The carrying value of stock investments in ASE Test by J&R Holding Limited under ROC GAAP is different from that under U.S. GAAP mainly due to the differences in accounting for bonuses to employees, directors and supervisors.

g.	Effects of U.S. GAAP adjustments on equity-method investments

The carrying amounts of equity-method investments and the investment income (loss) recognized by the equity method in HCDC, HCKC and USI are reflected in the consolidated financial statements under ROC GAAP.  The financial statements of these equity-method investees prepared under ROC GAAP are different from the financial statements of such equity-method investees prepared under U.S. GAAP mainly due to the differences in accounting for bonuses to employees, directors and supervisors, stock options and the depreciation of buildings.  Therefore, the investment income (loss) has been adjusted to reflect the differences between ROC GAAP and U.S. GAAP in the investees’ financial statements.

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

Under ROC GAAP, effective January 1, 2005, the Company is required to recognize an impairment loss when an indication is identified that the carrying amount of an asset or a group of assets is not recoverable from the expected future discounted cash flows.  However, if the recoverable amount increases in a future period, the amount previously recognized as impairment would be reversed and recognized as a gain.  The adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

As discussed in Note 29, the Company reversed NT$2,190,583 thousand of impairment loss recognized in 2005 under ROC GAAP after a careful analysis of the increase in the estimated service potential of the production line and facilities by an external specialist.  Such reversal is prohibited under U.S. GAAP.  As such, differences in the cost basis of these damaged machinery and equipment and associated depreciation expense between ROC and U.S. GAAP are reflected in the reconciliation.

i.	Stock dividends

Under ROC GAAP, stock dividends are recorded at par value with a charge to retained earnings.  Under U.S. GAAP, if the ratio of distribution is less than 25 percent of the same class of shares outstanding, the fair value of the shares issued should be charged to retained earnings.  The difference for stock dividends paid in 2005 and 2007 is treated as an additional reduction to retained earnings and an increase to capital surplus of NT$3,944 million and NT$14,264 million (US$439,833 thousand), respectively.

j.	Stock-based compensation

Under U.S. GAAP, stock-based compensation expense for the year ended December 31, 2006 includes compensation expense for all unvested stock-based compensation awards granted prior to January 1, 2006 that are expected to vest, based on the grant date fair value estimated in accordance with the transition method and the original provision of U.S. SFAS No. 123, “Accounting for Stock-Based Compensation” (“U.S. SFAS No. 123”).   Upon an employee’s termination, unvested awards are forfeited, which affects the quantity of options to be included in the calculation of stock-based compensation expense.  Forfeitures do not include vested options that expire unexercised.  Stock-based compensation expense for all stock-based compensation awards granted after January 1, 2006 is based on the grant-date fair value estimated in accordance with the provisions of U.S. SFAS No. 123R, “Share-Based Payment” (“U.S. SFAS No. 123R”).  The Company recognizes compensation expense using the graded vesting method over the requisite service period of the award, which is generally the option vesting term of five years.  Prior to the adoption of U.S. SFAS No. 123R, the Company recognized stock-based compensation expense in accordance with U.S. Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”).  See Note 32e for a further discussion on stock-based compensation.

Certain characteristics of the stock options granted under the ASE 2002 Option Plan made the fair values of these options not reasonably estimable using appropriate valuation methodologies as prescribed under U.S. SFAS No. 123; therefore, these options have been accounted for using the intrinsic value method.  Upon the adoption of U.S. SFAS No. 123R, the Company continued to account for these stock options based on its intrinsic value, remeasured at each reporting date through the date of exercise or other settlement.

Under ROC GAAP, employee stock option plans that are amended or have options granted on or after January 1, 2004 must be accounted for by the interpretations issued by the ARDF in the ROC.  The Company adopted the intrinsic value method and any compensation expense determined using this method is recognized over the vesting period.  No stock-based compensation expense was recognized under ROC GAAP for the years ended December 31, 2005, 2006 and 2007.

k.	Derivative financial instruments

Under ROC GAAP, prior to January 1, 2006, the Company accounted for certain derivative instruments as cash flow hedges of certain forecasted transactions and accordingly any gains or losses on such contracts were recorded to other component of shareholder's equity.  Effective January 1, 2006, the Company adopted ROC SFAS No. 34, which requires derivatives that do not qualify for hedge accounting be recorded as “financial assets or liabilities at fair value through profit or loss” and accounted for at fair value as described in Note 2.

Under U.S. GAAP, accounting for derivative instruments is covered under U.S. SFAS No. 133, as amended by U.S. SFAS No. 138, which requires that all companies recognize derivative instruments as assets and liabilities in the balance sheet at fair value.  If certain conditions are met, including certain rigorous documentation requirements, entities may elect to designate a derivative instrument as a hedging instrument.  Under U.S. GAAP, the Company does not apply hedge accounting, and derivatives have historically been, and continue to be, recorded on the consolidated balance sheet at fair value, with changes in fair value recorded in current period earnings.

l.	Goodwill

Before January 1, 2006, under ROC GAAP, the Company amortized goodwill arising from acquisitions over 10 years.

As discussed in Note 3, effective January 1, 2006, the Company adopted ROC SFAS No. 25 (revised 2005), “Business Combinations - Accounting Treatment under Purchase Method” which is similar to U.S. SFAS No. 142.  The Company reviews goodwill for impairment in accordance with the provision of the standard and found no impairment as of December 31, 2006 and 2007.

Under U.S. GAAP, the Company adopted U.S. SFAS No. 142, “Goodwill and Other Intangible Assets” (“U.S. SFAS No. 142”) on January 1, 2002, which requires the Company to review for possible impairment goodwill existing at the date of adoption and perform subsequent impairment tests on at least an annual basis.  In addition, existing goodwill and intangible assets must be reassessed and classified consistently in accordance with the criteria set forth in U.S. SFAS No. 141, “Business Combinations” and U.S. SFAS No. 142.  As a result, the Company ceased to amortize goodwill effective January 1, 2002.  Definite-lived intangible assets continue to be amortized over their estimated useful lives.

The determination of whether or not goodwill is impaired under U.S. SFAS No.142 is made by first estimating the fair value of the reporting unit and comparing the fair value of a reporting unit with its carrying amount, including goodwill.  If the carrying amount of a reporting unit exceeds its fair value, the Company calculates an implied fair value of the goodwill based on an allocation of the fair value of the reporting unit to the underlying assets and liabilities.  If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess.

m.	Undistributed earnings tax

In the ROC, a 10% tax is imposed on unappropriated earnings (excluding earnings from foreign consolidated subsidiaries).  For ROC GAAP purposes, the Company records the 10% tax on unappropriated earnings in the year of shareholders’ approval.  In 2002, the American Institute of Certified Public Accountants International Practices Task Force (the "Task Force") concluded that in accordance with Emerging Issues Task Force (EITF) 95-10, “Accounting for tax credits related to dividends in accordance with SFAS 109”, the 10% tax on unappropriated earnings should be accrued under U.S. GAAP during the period the earnings arise and adjusted to the extent that distributions are approved by the shareholders in the following year.

n.	Impairment of long-term investments

ROC GAAP and U.S. GAAP require an assessment of impairment of long-term investments whenever events or circumstances indicate a decline in value that may be other than temporary.  The criteria for determining whether or not an impairment charge is required are similar under ROC GAAP and U.S. GAAP; however, the methods to measure the amount of impairment may be based on different estimates of fair values depending on the circumstances.  When impairment is determined to have occurred, U.S. GAAP generally requires the market price to be used, if available, to determine the fair value of the long-term investment and measure the amount of impairment at the reporting date.  Under ROC GAAP, if the investments have an inactive market, another measure of fair value may be used.  No impairment charge was incurred under U.S. GAAP in 2005, 2006 and 2007.

o.	Earnings per share

Under both ROC GAAP and U.S. GAAP, basic earnings per share is calculated by dividing net income by the weighted average number of shares outstanding in each period.  Other shares issued out of unappropriated earnings, such as stock bonuses to employees, are included in the calculation of weighted average number of shares outstanding from the date of occurrence.  For diluted earnings per share, unvested stock options are included in the calculation using the treasury stock method if the inclusion of such would be dilutive.

U.S. SFAS No. 128, “Earnings per share” provides guidance on applying the treasury stock method for equity instruments granted in share-based payment transactions in determining diluted earnings per share, which states that the assumed proceeds shall be the sum of (a) the exercise price, (b) the amount of compensation cost attributed to future services and not yet recognized, and (c) the amount of excess tax benefits that would be credited to additional paid-in capital assuming exercise of the options.  Prior to January 1, 2006, the Company used intrinsic value method to account for its stock-based compensation under APB No. 25, and had no unrecognized compensation cost to be included in the assumed proceeds calculation.  However, upon adoption of U.S. SFAS No. 123R, the Company now has unrecognized compensation cost, and therefore, the number of shares included in the diluted earnings per share calculation under U.S. GAAP will be different from that under ROC GAAP.

p.	Uncertainty in income taxes

Under ROC GAAP, uncertainty in income taxes or adjustments of prior years’ income taxes is recorded as current year’s income tax expense.  Under U.S. GAAP, in July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”).  FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the consolidated financial statements.  It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.  FIN 48 is effective for fiscal years beginning after December 15, 2006 and is required to be adopted by the Company in fiscal year 2007.  The adoption of FIN 48 resulted in a cumulative effect of NT$24,154 thousand (US$745 thousand), which was recorded as an adjustment to retained earnings at the beginning of 2007.

The following schedule reconciles net income (loss) and shareholders’ equity under ROC GAAP as reported in the consolidated financial statements to the approximate net income (loss) and shareholders’ equity amounts as determined under U.S. GAAP, giving effect to adjustments for the differences listed above.

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$	US$
Net income (loss)

Net income (loss) based on ROC GAAP	(4,691,187)	17,416,151	12,165,249	375,123
Adjustments:
a. Pension benefits	(14,748)	104,011	4,382	135
b. Marketable securities	12,145	(16,331)	-	-
c. Bonuses to employees, directors and supervisors	(191,184)	(1,656,438)	(2,054,493)	(63,351)
d. Depreciation of buildings	(2,517)	(103,493)	(116,574)	(3,595)
e. Depreciation on the excess of book value of building transferred between subsidiaries	432	432	432	13
g. Effect of U.S. GAAP adjustments on equity-method investees	100,868	(38,719)	(26,414)	(814)
h. Impairment loss reversal, net
Recoverable amount	-	(2,190,583)	-	-
Depreciation on recoverable amount	-	85,631	254,406	7,845
Gain on disposal of impairment recovery	-	-	58,871	1,815
j. Stock option compensation	(976,986)	(635,041)	(489,490)	(15,094)
j. Cumulative effect of changes in accounting principles for adopting U.S. SFAS No. 123R	-	45,976	-	-
k. Derivative financial instruments	(216,037)	590,481	-	-
l. Goodwill amortization	528,943	-	-	-
m. Undistributed earnings tax	-	(300,438)	122,448	3,776
p. Adjustment upon adoption of FIN 48	-	-	24,154	745
Effect of U.S. GAAP adjustments on income tax	71,629	404,491	(43,603)	(1,345)
Effect of U.S. GAAP adjustments on minority interest	(151,884)	416,566	31,738	978
Net decrease in net income (loss)	(839,339)	(3,293,455)	(2,234,143)	(68,892)

Net income (loss) based on U.S. GAAP	(5,530,526)	14,122,696	9,931,106	306,231

Earnings (loss) per share
Basic	(1.10)	2.77	1.91	0.06
Diluted	(1.10)	2.64	1.85	0.06
Earnings (loss) per ADS (Note 32 (h) )
Basic	(5.48)	13.83	9.54	0.29
Diluted	(5.48)	13.22	9.23	0.28
Number of weighted average outstanding shares (in thousands) (Note 32 (h) )
Basic	5,046,208	5,106,690	5,202,602	5,202,602
Diluted	5,046,208	5,403,893	5,444,040	5,444,040
Number of ADS
Basic	1,009,242	1,021,338	1,040,520	1,040,520
Diluted	1,009,242	1,080,779	1,088,808	1,088,808

Shareholders’ equity

Shareholders’ equity based on ROC GAAP	46,948,249	66,019,899	75,173,361	2,318,019
Adjustments:
a. Pension benefits (expenses) and additional liability
Pension benefits (expenses)	(45,793)	58,218	62,600	1,930
Unrecognized pension cost on adoption of U.S. SFAS No.158	-	(613,362)	(613,362)	(18,913)
Defined benefit pension plan adjustment	-	-	(26,153)	(807)
b. Marketable securities	16,331	-	-	-
c. Bonuses to employees, directors and supervisors	-	(1,656,438)	(1,241,391)	(38,279)
d. Depreciation of buildings	(478,794)	(582,287)	(698,861)	(21,550)
e. Depreciation on the excess of book value of building transferred between subsidiaries	(14,031)	(13,599)	(13,167)	(406)
				(Continued)

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$	US$
f. Adjustment of carrying value of subsidiaries’ long-term investment	(8,619)	(8,619)	(8,619)	(266)
g. Effects of U.S. GAAP adjustments on equity-method investees	649,723	611,004	273,901	8,446
h. Impairment loss reversal, net	-	(2,104,952)	(1,791,675)	(55,248)
i. Stock option compensation	(908,661)	(908,661)	(908,661)	(28,019)
k. Derivative financial instruments	(461,301)	-	-	-
l. Goodwill
Amortization	3,041,351	3,041,351	3,041,351	93,782
Impairment loss	(1,600,618)	(1,600,618)	(1,600,618)	(49,356)
m. Undistributed earnings tax	-	(300,438)	(177,990)	(5,488)
n. Impairment loss on equity-method investments	(2,078,620)	(2,078,620)	(2,078,620)	(64,096)
Effect of U.S. GAAP adjustments on income tax	231,134	635,625	592,022	18,255
Effect on U.S. GAAP adjustments on minority interest	(331,016)	85,550	117,288	3,617
Net decrease in shareholders‘ equity	(1,988,914)	(5,435,846)	(5,071,955)	(156,398)

Shareholders’ equity based on U.S. GAAP	44,959,335	60,584,053	70,101,406	2,161,621
				(Concluded)

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$	US$
Changes in shareholders’ equity based on U.S. GAAP:

Balance, beginning of year	48,657,096	44,959,335	60,584,053	1,868,149
Net income (loss) for the year	(5,530,526)	14,122,696	9,931,106	306,231
Capital received in advance	156,228	384,428	491,883	15,168
Adjustment for bonuses to employees, directors and supervisors	350,274	-	1,634,513	50,401
Adjustment for stock option compensation	976,986	635,041	489,490	15,094
Cumulative effect of changes in accounting principles for adopting U.S. SFAS No. 123R.	-	(45,976)	-	-
Translation adjustment	432,132	258,140	849,157	26,184
Adjustment from changes in ownership percentage of investees	18,043	(65,104)	15,867	489
Unrealized gain (loss) on financial assets	-	486,314	(13,882)	(428)
Unrealized gain on long-term investment	700	-	-	-
Issuance of common stock from stock options exercised by employees	322,334	464,162	962,240	29,671
Cash dividends	(411,221)	-	(6,941,011)	(214,030)
Conversion of convertible bonds	-	-	1,300,795	40,111
Cash dividends paid to subsidiaries	-	-	271,945	8,386
Capital surplus from accrued interest of foreign convertible bonds	-	-	728,254	22,456
Adjustment upon adoption of FIN 48	-	-	(24,154)	(745)
Effects of U.S. GAAP adjustments on equity-method investees	-	-	(165,222)	(5,095)
Unrecognized pension cost	(12,711)	(1,621)	12,525	386
Unrecognized pension cost on adoption of U.S. SFAS No.158	-	(613,362)	-	-
Defined benefit pension plan adjustment	-	-	(26,153)	(807)

Balance, end of year	44,959,335	60,584,053	70,101,406	2,161,621

The U.S. GAAP condensed consolidated balance sheets as of December 31, 2006 and 2007, and consolidated statements of operations for the years ended December 31, 2005, 2006 and 2007 were as follows:

	December 31
	2006	2007
	NT$	NT$	US$
Current assets	48,762,798	56,902,021	1,754,611
Long-term investments	4,266,930	3,045,425	93,908
Property, plant and equipment	70,894,128	80,036,599	2,467,980
Intangible assets	3,972,395	5,255,787	162,066
Other assets	5,834,811	3,766,680	116,147
Total assets	133,731,062	149,006,512	4,594,712

Current liabilities	29,666,680	36,992,344	1,140,682
Long-term debts	29,398,300	23,936,009	738,083
Other liabilities	3,060,719	3,527,514	108,773
Total liabilities	62,125,699	64,455,867	1,987,538
			(Continued)

	December 31
	2006	2007
	NT$	NT$	US$
Minority interest in consolidated subsidiaries	11,021,310	14,449,239	445,553
Equity attributable to shareholders of the parent	60,584,053	70,101,406	2,161,621

Total liabilities and shareholders' equity	$133,731,062	$149,006,512	$4,594,712
			(Concluded)

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$	US$

Net revenues	84,035,798	100,423,647	101,163,069	3,119,429
Cost of revenues	70,544,393	73,366,954	75,134,707	2,316,828
Gross profit	13,491,405	27,056,693	26,028,362	802,601
Operating expenses	21,882,857	10,113,817	11,108,707	342,544
Income (loss) from operations	(8,391,452)	16,942,876	14,919,655	460,057
Net non-operating income	1,958,522	1,448,498	71,382	2,201
Income (loss) from continuing operations before income tax	(6,432,930)	18,391,374	14,991,037	462,258
Income tax benefit (expense)	190,285	(1,980,734)	(3,262,434)	(100,600)
Income (loss) from continuing operations	(6,242,645)	16,410,640	11,728,603	361,658
Discontinued operations	353,699	-	-	-
Cumulative effect of changes in accounting principles	-	(296,527)	-	-
Minority interest in net loss (income) of subsidiaries	358,420	(1,991,417)	(1,797,497)	(55,427)
Net income (loss)	(5,530,526)	14,122,696	9,931,106	306,231

The Company applies ROC SFAS No. 17, “Statement of Cash Flows”.  Its objectives and principles are similar to those set out in the U.S. SFAS No. 95, “Statement of Cash Flows”.  Summarized cash flow data by operating, investing and financing activities in accordance with U.S. SFAS No. 95 are as follows:

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$	US$
Cash flows
Net cash provided by operating activities	18,675,367	37,280,483	27,471,750	847,108
Net cash used in investing activities	(11,631,958)	(22,104,508)	(18,108,361)	(558,383)
Net cash provided by financing activities	(16,056)	(12,551,518)	(7,653,859)	(236,010)
Net decrease in cash	7,027,353	2,624,457	1,709,530	52,715
Cash, beginning of year	5,975,103	13,263,788	15,730,075	485,047
Effect of first inclusion for consolidation of subsidiary	-	4,564	-	-
Effect of exchange rate changes in cash	261,332	(162,734)	(281,670)	(8,686)

Cash, end of year	13,263,788	15,730,075	17,157,935	529,076

The significant reclassifications for U.S. GAAP cash flow statements pertain to bonuses to employees directors and supervisors shown in the operating activities under U.S. GAAP as opposed to financing activities under ROC GAAP.

32.  ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP

a.	Recently issued accounting standards

In September 2006, the FASB issued U.S. SFAS No. 157, “Fair Value Measurements” (“U.S. SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  U.S. SFAS No. 157 does not require any new fair value measurements, but brings up guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information.  This statement is effective for the Company beginning January 1, 2008.  The Company does not expect the adoption of U.S. SFAS No.157 to impact the Company’s consolidated financial position or results of operations.

In February 2007, the FASB issued U.S. SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities- Including an amendment of FASB Statement No.115” (“U.S. SFAS No. 159”).  This statement permits companies to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses in earnings at each subsequent reporting date on items for which the fair value option has been elected.  The objective of this statement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.  The Company may decide whether to elect the fair value option for each eligible item on its election date, subject to certain requirements described in the statement.  U.S. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007.  The Company is currently evaluating the effect that the adoption of U.S. SFAS No. 159 will have on the results of operations and financial position of the Company, and is not yet in a position to determine such effects.

In December 2007, the FASB issued U.S. SFAS No. 141R, “Business Combination” (“U.S. SFAS No. 141R”) and U.S. SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements- an amendment of ARB No. 51” (“U.S. SFAS No. 160”).  U.S. SFAS No. 141R requires most of the assets acquired and liabilities assumed in the business combination to be measured at fair value as of the acquisition date.  In addition, the net assets of non-controlling interests’ share of the acquired subsidiaries should be recognized at fair value.  U.S. SFAS No. 160 requires the Company to include non-controlling interests as a separate component of shareholders’ equity, instead of liability or temporary equity.  U.S. SFAS No. 141R is effective for the Company for business combinations consummated on or after January 1, 2009 and U.S. SFAS No. 160 is effective for the Company beginning after January 1, 2009.  The Company is currently evaluating the effect that the adoption of U.S. No. SFAS 141R and U.S. SFAS No. 160 will have on the results of operations and financial positions of the Company, and is not yet in a position to determine such effects.

b.	Pension

Set forth below is pension information about the defined benefit plans disclosed in accordance with U.S. SFAS No. 132:

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$	US$
Components of net periodic benefit cost
Service cost	488,303	267,351	382,371	11,791
Interest cost	98,268	89,761	86,490	2,667
Expected return on plan assets	(33,862)	(34,777)	(37,312)	(1,151)
Amortization	16,187	7,697	10,955	338
Curtailment loss on pension	18,036	-	-	-

Net periodic benefit cost	586,932	330,032	442,504	13,645
				(Continued)

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$	US$

Changes in benefit obligation
Benefit obligation at beginning of year	3,797,207	4,006,601	4,474,962	137,988
Service cost	488,303	376,027	382,371	11,791
Interest cost	98,268	88,341	86,490	2,667
Initial adoption of U.S. SFAS No. 158	-	31,691	-	-
Curtailment of settlement gain	-	(29,327)	(13,562)	(418)
Actuarial loss (gain)	(212,871)	250,851	112,780	3,478
Benefits paid	(20,065)	(285,063)	(245,692)	(7,576)
Exchange loss (gain)	(144,241)	35,841	53,836	1,659

Benefit obligation at end of year	4,006,601	4,474,962	4,851,185	149,589

Change in plan assets
Fair value of plan assets at beginning of year	1,051,460	1,421,105	1,657,132	51,099
Actual return on plan assets	96,113	51,438	41,577	1,282
Employer contribution	350,226	223,136	482,282	14,871
Benefits paid	(76,694)	(38,547)	(48,285)	(1,489)
	1,421,105	1,657,132	2,132,706	65,763

Funded status	2,585,496	2,817,830	2,718,479	83,826
Unrecognized net transition obligation	(6,803)	-	-	-
Unrecognized prior service cost	(276)	-	-	-
Unrecognized actuarial loss	(303,348)	-	-	-
Additional liability	12,259	-	-	-

Net amount recognized	2,287,328	2,817,830	2,718,479	83,826
				(Concluded)

Actuarial assumptions:

	2005	2006	2007

Discount rate	2.50% to 4.40%	2.25% to 4.70%	2.25% to 4.90%
Increase in future salary level	2.50% to 5.00%	2.50% to 5.00%	2.50% to 5.00%
Expected return on plan assets	2.50% to 2.75%	2.50% to 2.75%	2.50% to 3.00%

The Company has no other post-retirement or post-employment benefit plans.

c.	Marketable securities

At December 31, 2006 and 2007, marketable securities by category were as follows.

	December 31
	2006			2007
			Unrealized
	Carrying		Holding					Unrealized
	Amount	Fair Value	Gains	Carrying Amount		Fair Value		Holding Gains
	NT$	NT$	NT$	NT$	US$	NT$	US$	NT$	US$
Trading
Open-ended mutual funds	1,546,450	1,546,450	8,420	1,599,353	49,317	1,599,353	49,317	12,127	374
Available-for-sale
Open-ended mutual funds	9,228,994	9,228,994	28,994	9,292,448	286,540	9,292,448	286,540	72,661	2,241
Government bonds and corporate bonds	-	-	-	88,874	2,739	88,874	2,739	-	-
Publicly-trading stocks	117,421	117,421	42,728	25,005	771	25,005	771	3,701	114

	10,892,865	10,892,865	80,142	11,005,680	339,367	11,005,680	339,367	88,489	2,729

The Company uses the average cost method for trading securities and available-for-sale securities when determining their cost basis.  Proceeds from sales of available-for-sale securities for the years ended December 31, 2005, 2006 and 2007 were NT$1,503,175 thousand, NT$7,518,738 thousand and NT$11,825,157 thousand (US$364,636 thousand), respectively.  Net realized gains on these sales for the years ended December 31, 2005, 2006 and 2007 were NT$65,199 thousand, NT$56,748 thousand and NT$111,586 thousand (US$3,441 thousand), respectively.

d.	Income tax expense (benefit)

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$	US$

Current income tax expense (benefit)	(1,095,366)	2,842,198	1,178,383	36,336
Deferred income tax	(552,939)	(36,740)	2,073,170	63,928
Loss carryforwards	1,370,960	(1,246,641)	(6,904)	(213)
Income tax on undistributed earnings	173,834	300,438	176,334	5,437
Tax separately levied on interest from short-term bills	-	-	275	9
Adjustment of prior years’ income taxes	(86,774)	121,479	(158,824)	(4,897)

Income tax expense (benefit)	(190,285)	1,980,734	3,262,434	100,600

A reconciliation between the income tax calculated on pre-tax financial statement income based on statutory tax rates and the income tax expense (benefit) which conforms to U.S. GAAP is as follows:

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$	US$

Tax (benefit) based on pre-tax accounting income (loss) at statutory rates	(1,398,039)	5,107,933	3,907,344	120,486
Add (less) tax effects of:
Permanent differences
Tax-exempt income
Tax holiday	-	(778,834)	(1,016,270)	(31,337)
Gain from sale of securities	(8,829)	-	-	-
Investment income	(53,909)	(69,234)	(79,823)	(2,461)
Bonuses to employees, directors and supervisor	292,043	572,870	635,995	19,611
Other	59,916	(114,765)	(35,326)	(1,089)
				(Continued)

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$	US$

Credits for investments and research and development	(292,195)	(1,697,397)	(1,754,907)	(54,114)
Loss carryforwards	1,370,960	(1,246,641)	(6,904)	(213)
Deferred	(247,292)	(215,115)	1,594,540	49,168
Tax separately levied on interest from short-term bills	-	-	275	9
Income taxes (10%) on undistributed earnings	173,834	300,438	176,334	5,437
Adjustment of prior year’s income tax	(86,774)	121,479	(158,824)	(4,897)

Income tax expense (benefit)	(190,285)	1,980,734	3,262,434	100,600
				(Concluded)

The abovementioned taxes on pretax accounting income (loss) at statutory rates for domestic and foreign entities are shown below:

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$	US$

Domestic entities in ROC (25% statutory rate)	(1,617,173)	4,720,781	3,213,190	99,081
Foreign entities
ASE Korea (27.5%-30.8% statutory rate)	41,159	97,499	297,857	9,185
ASE Japan (40%-42.99% statutory rate)	182,148	182,372	140,751	4,340
ASE Test Malaysia (27%-28% statutory rate)	(1,210)	118,422	271,026	8,357
ISE Labs (34%-35%federal tax rate and 6% state tax rate)	(2,963)	(11,141)	(15,480)	(477)

	(1,398,039)	5,107,933	3,907,344	120,486

Deferred income tax assets and liabilities as of December 31, 2006 and 2007 are summarized as follows:

	December 31
	2006	2007
	NT$	NT$	US$

Current deferred income tax assets
Unused tax credits	2,405,057	1,992,245	61,432
Loss carryforwards	6,904	-	-
Other	419,766	288,778	8,905
	2,831,727	2,281,023	70,337
Valuation allowance	(23,543)	(205,767)	(6,345)

	2,808,184	2,075,256	63,992

Net current deferred income tax liabilities	-	(121,499)	(3,747)
			(Continued)

	December 31
	2006	2007
	NT$	NT$	US$

Non-current deferred income tax assets (liabilities)
Unused tax credits	2,927,041	1,904,773	58,735
Accrued pension costs	261,000	185,528	5,721
Loss carryforwards	267,157	170,541	5,259
Impairment loss	526,238	453,491	13,984
Others	(62,734)	(153,192)	(4,725)
	3,918,702	2,561,141	78,974
Valuation allowance	(1,071,094)	(685,707)	(21,144)

	2,847,608	1,875,434	57,830

Non-current deferred income tax liabilities	(25,888)	(150,009)	(4,626)
			(Concluded)

e.	Employee stock option plans

Effective January 1, 2006, the Company adopted the fair value recognition provisions of U.S. SFAS No. 123R, using the modified prospective transition method and therefore has not restated results for prior periods.  Under this transition method, stock-based compensation expense for the year ended December 31, 2006 included stock-based compensation expense for all share-based payment awards granted prior to but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provision of U.S. SFAS No. 123.  In addition, the stock-based compensation expense also includes the intrinsic value of certain outstanding share-based awards for which it was not possible to reasonably estimate their grant-date fair value under the requirement of U.S. SFAS No. 123.  Stock-based compensation expense for all share-based payment awards granted after January 1, 2006 is based on the grant-date fair value estimated in accordance with the provision of U.S. SFAS No. 123R.  The Company recognizes these compensation costs using the graded vesting method over the requisite service period of the award, which is generally a five-year vesting period.  The adoption of U.S. SFAS No. 123R resulted in a cumulative gain from a change in accounting principle of $18,084 thousand, which reflects the net cumulative impact of estimating future forfeitures in the determination of period expense, rather than recording forfeitures when they occur as previously permitted.  Prior to the adoption of U.S. SFAS No. 123R, the Company accounted for awards granted by ASE Inc. under the intrinsic value method prescribed by “APB 25” and related interpretations, and provided the required pro forma disclosures prescribed by U.S. SFAS No. 123, as amended.  In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (“SAB 107”) regarding the SEC’s interpretation of U.S. SFAS No. 123R and the value of share-based payments for public companies.  The Company has applied the provisions of SAB 107 in its adoption of U.S. SFAS No. 123R.

As a result of adopting U.S. SFAS No. 123R, income before income taxes and net income for the year ended December 31, 2006 were lower by NT$16,614 thousand and NT$12,640 thousand, respectively, than if the Company had continued to account for stock-based compensation under APB 25.  Information regarding the Company’s stock option plans is as follows:

ASE Inc. and ASE Mauritius Inc. Option Plan

Information regarding these employee stock option plans is provided in Note 19.

ASE Test Option Plan

ASE Test has three stock option plans, the 1999 Option Plan, the 2000 Option Plan and the 2004 Option Plan.  Up to 2,000,000, 12,000,000, and 2,500,000 shares have been reserved for issuance under the 1999, 2000 and 2004 Option Plans, respectively.

The 1999, 2000 and 2004 Option Plans granted stock options to directors, officers and key employees to purchase ASE Test’s shares which vest ratably over a period of five years from the date of grant options.  If any granted shares are forfeited, the shares may be granted again, to the extent of any such forfeiture.

The exercise price of each stock option was equal to the stock’s closing price on the date of grant.  Options granted under the 1999, 2000 and 2004 Option Plans expire ten years after the date of grant.

Information regarding the Option Plans of ASE Test is presented below (in U.S. dollars):

		Weighted
		Average	Weighted	Aggregate
		Exercise	Average	Intrinsic
	Number of	Price	Grant Date	Value (In
	Shares	Per Share	Fair Value	Thousands)

Outstanding options at January 1, 2005	10,877,448	$10.48
Options granted	32,500	6.50	$3.49
Options exercised	-	-
Options forfeited	(358,884)	10.97
Options expired	(60,000)	25.00
Outstanding options at December 31, 2005	10,491,064	10.37
Options granted	130,000	9.60	$5.32
Options exercised	(79,201)	8.56
Options forfeited	(216,825)	11.60
Options expired	-	-
Outstanding options at December 31, 2006	10,325,038	10.34
Options granted	-	-	$-
Options exercised	(1,200,503)	8.98
Options forfeited	(401,363)	14.00
Options expired	-	-
Outstanding options at December 31, 2007	8,723,172	10.36		$37,055

Exercisable options at December 31, 2007	7,988,772	10.24		$35,208

As of December 31, 2007, the number of options expected to vest was 723,158.

Total intrinsic value of options exercised for the years ended December 31, 2006 and 2007 was US$76 thousand and US$4,952 thousand, respectively.

As of December 31, 2007, information regarding weighted average exercise prices and remaining contractual lives were as follows (in U.S. dollars):

	Outstanding			Exercisable
		Weighted			Weighted
		Average	Weighted		Average	Weighted
	Number	Exercise	Average	Number	Exercise	Average
	of	Price	Remaining	of	Price	Remaining
	Shares	Per Share	Life (Years)	Shares	Per Share	Life (Years)

Options with exercise price of:
$20 - $25	481,500	$21.82	1.85	481,500	$21.82	1.85
$11.5 - $12.95	1,989,950	12.81	5.68	1,438,550	12.75	5.58
$5.5 - $9.79	6,251,722	8.70	3.35	6,068,722	8.73	3.22

	8,723,172		3.80	7,988,772		3.57

ASE Test has used the fair value based method (based on the Black-Scholes model) to evaluate the options granted with the following assumptions:

	2005	2006

Risk-free interest rate	3.88%	4.88%
Expected life	5 years	3-5 years
Expected volatility	59.06%	59.95%-62.03%
Expected dividend	0%	0%

For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the option rights vesting periods.  Had the Company recorded compensation cost based on the estimated grant date fair value, as defined by U.S. SFAS No. 123, the Company’s net loss for the year ended December 31, 2005 under U.S. GAAP would have been reduced to the pro forma amounts below.

Year Ended December
31, 2005
NT$

Net loss based on U.S. GAAP	(5,530,526)
Stock - based compensation expense (net of tax)	(424,746)

Pro forma net loss based on U.S. GAAP	(5,955,272)

Reported loss per share
Basic	(1.10)
Diluted	(1.10)
Pro forma loss per share
Basic	(1.18)
Diluted	(1.18)
Reported loss per ADS
Basic	(5.48)
Diluted	(5.48)
Pro forma loss per ADS
Basic	(5.90)
Diluted	(5.90)

f.	In accordance with U.S. SFAS No. 130, “Reporting Comprehensive Income”, the statements of comprehensive income (loss) for the years ended December 31, 2005, 2006 and 2007 are presented below:

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$	US$

Net income (loss) based on U.S. GAAP	(5,530,526)	14,122,696	9,931,106	306,231
Translation adjustments on subsidiaries, net of income tax expense of NT$108,033 thousand, NT$64,535 thousand and NT$212,289 thousand in 2005, 2006 and 2007, respectively	324,099	193,605	636,868	19,638
				(Continued)

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$	US$

Unrealized gain on financial instruments	-	486,314	(13,882)	(428)
Unrecognized pension cost	(12,711)	(1,621)	(13,628)	(420)

Comprehensive income (loss)	(5,219,138)	14,800,994	10,540,464	325,021
				(Concluded)

g.	Goodwill

On January 1, 2002, the Company adopted U.S. SFAS No. 142, which requires that goodwill no longer be amortized, and instead, be tested for impairment on at least an annual basis.  In conjunction with the implementation of U.S. SFAS No. 142, the Company completed a goodwill impairment review as of January 1, 2002 using a fair-value based approach in accordance with the provision of the standard and found no impairment.

As of December 31, 2006 and 2007, the Company had goodwill of NT$3,354,727 thousand and NT$3,711,570 thousand (US$114,449 thousand), respectively, primarily from the reporting units of the testing operation.

Changes in the carrying amount of goodwill for the years ended December 31, 2006 and 2007, by reportable segment, were as follows:

	Packaging	Testing	Other	Total
	NT$	NT$	NT$	NT$	US$

Balance as of December 31, 2005	843,909	2,010,530	512,036	3,366,475	103,807
Translation adjustment	(737)	(10,883)	(128)	(11,748)	(362)
Balance as of December 31, 2006	843,172	1,999,647	511,908	3,354,727	103,445
Goodwill acquired	327,285	36,365	-	363,650	11,213
Translation adjustment	(426)	(6,307)	(74)	(6,807)	(209)

Balance as of December 31, 2007	1,170,031	2,029,705	511,834	3,711,570	114,449

h.	Earnings per share

U.S. SFAS No. 128 requires the presentation of basic and diluted earnings per share.  Basic earnings per share was computed based on the weighted average number of common shares outstanding during the year.  Diluted earnings per share included the effect of dilutive potential common shares (such as stock options issued calculated using the treasury stock method).

The following table represents the calculation of basic and diluted earnings (loss) per share:

	Year Ended December 31
	2005	2006	2007
	NT$	NT$	NT$	US$
Basic EPS
Net income (loss)	(5,530,526)	14,122,696	9,931,106	306,231
Effect of ASE Test’s stock option plans	-	(1,663)	(20,185)	(622)
Interest, net of tax, on convertible bonds	-	168,993	139,635	4,306

Diluted EPS
Net income (loss)	(5,530,526)	14,290,026	10,050,556	309,915

Weighted average outstanding shares (in thousands)
Basic	5,046,208	5,106,690	5,202,602	5,202,602
Effect of dilutive securities	-	297,203	241,438	241,438

Diluted	5,046,208	5,403,893	5,444,040	5,444,040
Diluted earnings per share excluded the effect of the 227,341 thousand options and convertible bonds for the year ended December 31, 2005 as a result of net loss. For the years ended December 31, 2006 and 2007, no options or convertible bonds were excluded from the calculation of diluted EPS.

The denominator used for purposes of calculating earnings (loss) per ADS was the above-mentioned weighted average outstanding shares divided by five (one ADS represents five common shares).  The numerator was the same as mentioned in the above EPS calculation.

i.	In accordance with FIN 48 disclosure requirements, the following table summarizes the activity related to the gross unrecognized tax benefits from January 1, 2007 to December 31, 2007:

	Year Ended December 31, 2007
	NT$	US$

Balance as of January 1, 2007	$16,105	$497
Increase related to prior year tax positions	-	-
Increase related to current year tax positions	2,300	70

Balance as of December 31, 2007	$18,405	$567

As of December 31, 2007, the Company did not expect any material change to the amount of unrecognized tax benefits during the next twelve months.

Upon adoption of FIN 48, the Company recorded interest expense and penalties as interest expense and other non-operating expense, respectively.  For the year ended December 31, 2007, the total amount of interest expense and penalties related to tax uncertainty was approximately NT$4,887 thousand (US$149 thousand).  The total amount of interest and penalties recognized as of December 31, 2007 was NT$12,810 thousand (US$394 thousand).

The Company files income tax returns in major tax jurisdictions including the ROC, Malaysia, Japan and Korea.  The income tax returns for 2001 through 2007 generally remain subject to examination by the respective tax authorities.