Form 20-F
period 2008-12-31
ADVANCED SEMICONDUCTOR ENGINEERING INC
filed 2009-06-24
CIK 1122411

As filed with the Securities and Exchange Commission on June 24, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-16125
日月光半導體製造股份有限公司
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

5,690,427,734 Common Shares, par value NT$10 each**

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

Large accelerated filer    ☑                                                           Accelerated filer   ☐                                                                                     Non-accelerated filer    ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP   ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board   ☐  Other  ☑

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☑

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes           ☐     No   ☑

** As a result of the exercise of employee stock options and the cancellation of treasury stock subsequent to December 31, 2008, as of May 31, 2009, we had 5,547,064,694 shares outstanding.

i

ii

USE OF CERTAIN TERMS

All references herein to (i) the “Company”, “ASE Group”, “ASE Inc.”, “we”, “us”, or “our” are to Advanced Semiconductor Engineering, Inc. and, unless the context requires otherwise, its subsidiaries, (ii) “ASE Test” are to ASE Test Limited, a company incorporated under the laws of Singapore, and its subsidiaries, (iii) “ASE Test Taiwan” are to ASE Test, Inc., a company incorporated under the laws of the ROC, (iv) “ASE Test Malaysia” are to ASE Electronics (M) Sdn. Bhd., a company incorporated under the laws of Malaysia, (v) “ISE Labs” are to ISE Labs, Inc., a corporation incorporated under the laws of the State of California, (vi) “ASE Korea” are to ASE (Korea) Inc., a company incorporated under the laws of the Republic of Korea, (vii) “ASE Japan” are to ASE Japan Co. Ltd., a company incorporated under the laws of Japan, (viii) “ASE Shanghai” are to ASE (Shanghai) Inc., a company incorporated under the laws of the PRC, (ix) “ASE Electronics” are to ASE Electronics Inc., a company incorporated under the laws of the ROC, (x) “PowerASE” are to PowerASE Technology, Inc., a company incorporated under the laws of the ROC, (xi) “ASESH AT” are to ASE Assembly & Test (Shanghai) Limited, formerly known as Global Advanced Packaging Technology Limited, a company incorporated under the laws of the PRC, or GAPT, (xii) “ASEN” are to Suzhou ASEN Semiconductors Co., Ltd., a company incorporated under the laws of the PRC, (xiii) “ASEWH” are to ASE (Weihai), Inc., a company incorporated under the laws of the PRC, (xiv) “Universal Scientific” are to Universal Scientific Industrial Co., Ltd., a company incorporated under the laws of the ROC, (xv) “Hung Ching” are to Hung Ching Development & Construction Co. Ltd., a company incorporated under the laws of the ROC, (xvi) “ASE Material” are to ASE Material Inc., a company previously incorporated under the laws of the ROC that merged into ASE Inc. on August 1, 2004, (xvii) “ASE Chung Li” are to ASE (Chung Li) Inc., a company previously incorporated under the laws of the ROC that merged into ASE Inc. on August 1, 2004, (xviii) the “Securities Act” are to the U.S. Securities Act of 1933, as amended, and (xix) the “Exchange Act” are to the U.S. Securities Exchange Act of 1934, as amended.

All references to the “Republic of China”, the “ROC” and “Taiwan” are to the Republic of China, including Taiwan and certain other possessions.  All references to “Korea” or “South Korea” are to the Republic of Korea.  All references to the “PRC” are to the People’s Republic of China and exclude Taiwan, Macau and Hong Kong.

We publish our financial statements in New Taiwan dollars, the lawful currency of the ROC.  In this annual report, references to “United States dollars”, “U.S. dollars” and “US$” are to the currency of the United States; references to “New Taiwan dollars”, “NT dollars” and “NT$” are to the currency of the ROC; references to “RMB” are to the currency of the PRC; references to “JP¥” are to the currency of Japan; references to “EUR” are to the currency of the European Union; and references to “KRW” are to the currency of the Republic of Korea.  Unless otherwise noted, all translations from NT dollars to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in NT dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2008, which was NT$32.76=US$1.00.  All amounts translated into U.S. dollars in this annual report are provided solely for your convenience and no representation is made that the NT dollar or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or NT dollars, as the case may be, at any particular rate or at all.  On June 1, 2009, the noon buying rate was NT$32.36=US$1.00.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, including statements regarding our future results of operations and business prospects.  Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this annual report.  We were not involved in the preparation of these projections.  The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this annual report.  Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor packaging and testing services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new packaging and testing technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the ROC and the PRC; general economic and political conditions; the recent global economic crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, see “Item 3.  Key Information—Risk Factors.”

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information

SELECTED FINANCIAL DATA

The selected consolidated statement of operations data and cash flow data for the years ended December 31, 2006, 2007 and 2008, and the selected consolidated balance sheet data as of December 31, 2007 and 2008, set forth below are derived from our audited consolidated financial statements included in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements, including the notes thereto. The selected consolidated statement of operations data and cash flow data for the years ended December 31, 2004 and 2005 and the selected consolidated balance sheet data as of December 31, 2004, 2005 and 2006, set forth below, are derived from our audit consolidated financial statements not included herein.Our consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted in the ROC, or ROC GAAP, which differ in some material respects from accounting principles generally accepted in the United States of America, or U.S. GAAP. See note 32 to our consolidated financial statements for a description of the significant differences between ROC GAAP and U.S. GAAP for the periods covered by these consolidated financial statements.

	As of and for the Year Ended December 31,
	2004		2005	2006		2007	2008
	NT$		NT$	NT$		NT$	NT$	US$
	(in millions, except earnings per share and per ADS data)
ROC GAAP:
Statement of Operations Data:
Net revenues	75,237.7		84,035.8	100,423.6		101,163.1	94,430.9	2,882.5
Cost of revenues	(59,641.1)		(69,518.0)	(71,643.3)		(72,074.7)	(71,901.7)	(2,194.8)
Gross profit	15,596.6		14,517.8	28,780.3		29,088.4	22,529.2	687.7
Total operating expenses	(8,639.8)		(8,698.6)	(8,333.9)		(9,791.2)	(10,729.7)	(327.5)
Income from operations	6,956.8		5,819.2	20,446.4		19,297.2	11,799.5	360.2
Non-operating income (expense)	(3,993.9)		(11,493.0)	1,805.0		(1,945.3)	(2,323.7)	(71.0)
Income (loss) before income tax	2,962.9		(5,673.8)	22,251.4		17,351.9	9,475.8	289.2
Income tax benefit (expense)	1,397.0		118.6	(2,084.8)		(3,357.4)	(2,268.3)	(69.2)
Income (loss) from continuing operations	4,359.9		(5,555.2)	20,166.6		13,994.5	7,207.5	220.0
Discontinued operations(1)	568.2		353.7	—		—	—	—
Cumulative effect of change in accounting principle	(26.8	) (2)	—	(342.5	) (3)	—	—	—
Minority interest in net loss (income) of subsidiaries	(691.6)		510.3	(2,407.9)		(1,829.2)	(1,047.4)	(32.0)
Net income (loss) attributable to shareholders of parent company	4,209.7		(4,691.2)	17,416.2		12,165.3	6,160.1	188.0
Income from operations per common share	1.36		1.11	3.86		3.58	2.19	0.07
Income (loss) from continuing operations per common share	0.71		(0.96)	3.36		2.26	1.14	0.03
Earnings (loss) per common share(4):
Basic	0.82		(0.89)	3.29		2.26	1.14	0.03
Diluted	0.80		(0.89)	3.14		2.18	1.12	0.03
Dividends per common share(5)	0.57		1.10	—		2.96	2.00	0.06
Earnings (loss) per equivalent ADS(4):
Basic	4.11		(4.47)	16.46		11.28	5.71	0.17
Diluted	4.01		(4.47)	15.69		10.90	5.59	0.17

	As of and for the Year Ended December 31,
	2004	2005	2006	2007	2008
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except earnings per share and per ADS data)
Number of common shares(6):
Basic	5,121.9	5,248.9	5,291.6	5,390.9	5,392.9	5,392.9
Diluted	5,459.4	5,248.9	5,603.5	5,633.1	5,457.4	5,457.4
Number of equivalent ADSs:
Basic	1,024.4	1,049.8	1,058.3	1,078.2	1,078.6	1,078.6
Diluted	1,091.9	1,049.8	1,120.7	1,126.6	1,091.5	1,091.5
Balance Sheet Data:
Current assets	35,894.9	47,544.0	48,762.8	56,902.0	46,366.9	1,415.3
Long-term investments	4,907.4	4,898.1	5,734.5	4,850.2	4,327.0	132.1
Property, plant and equipment, net	82,339.9	68,040.8	73,543.8	81,788.3	84,758.0	2,587.2
Intangible assets	3,959.8	3,589.1	3,449.0	4,732.3	12,592.0	384.4
Other assets	6,848.9	7,053.5	5,550.8	4,104.6	4,146.1	126.6
Total assets	133,950.9	131,125.5	137,040.9	152,377.4	152,190.0	4,645.6
Short-term borrowings(7)	6,852.8	10,523.1	8,499.1	15,773.9	11,473.2	350.2
Long-term debts(8)	46,529.6	42,862.1	29,398.3	23,936.0	51,622.2	1,575.8
Other liabilities(9)	20,851.9	22,890.0	22,016.7	22,927.6	17,133.8	523.0
Total liabilities	74,234.3	76,275.2	59,914.1	62,637.5	80,229.2	2,449.0
Capital stock	41,000.0	45,573.7	45,925.1	54,475.6	56,904.3	1,737.0
Minority interest in consolidated subsidiaries	8,404.8	7,902.0	11,106.9	14,566.5	2,288.7	69.9
Total shareholders’ equity	59,716.6	54,850.3	77,126.8	89,739.9	71,960.8	2,196.6
Cash Flow Data:
Net cash outflow from acquisition of property, plant and equipment	(28,521.4)	(15,611.5)	(17,764.2)	(17,190.4)	(18,583.3)	(567.3)
Depreciation and amortization	14,786.3	15,032.8	14,488.2	16,626.2	17,244.9	526.4
Net cash inflow from operating activities	19,206.7	18,751.1	37,310.8	28,310.6	30,728.8	938.0
Net cash outflow from investing activities	(31,048.9)	(11,632.0)	(22,104.5)	(18,108.4)	(36,359.2)	(1,109.9)
Net cash inflow (outflow) from financing activities	9,164.2	(91.8)	(12,581.9)	(8,492.7)	13,862.4	423.2
Segment Data:
Net revenues:
Packaging	58,261.8	66,022.9	76,820.5	78,516.3	73,391.6	2,240.3
Testing	16,473.9	17,122.0	21,429.6	20,007.8	19,021.4	580.6
Others	502.0	890.9	2,173.5	2,639.0	2,017.9	61.6
Gross profit (loss):
Packaging	11,146.0	10,128.7	19,280.8	20,589.7	14,700.1	448.7
Testing	4,332.7	4,433.1	8,728.2	7,602.9	6,467.4	197.4
Others	117.9	(44.0)	771.3	895.8	1,361.7	41.6

	As of and for the Year Ended December 31,
	2004		2005	2006		2007	2008
	NT$		NT$	NT$		NT$	NT$	US$
	(in millions, except earnings per share and per ADS data)
U.S. GAAP:
Statement of Operations Data:
Net revenues	75,237.7		84,035.8	100,423.6		101,163.1	94,430.9	2,882.5
Cost of revenues	(60,030.0)		(70,544.4)	(73,366.9)		(75,134.7)	(73,109.9)	(2,231.7)
Gross profit	15,207.7		13,491.4	27,056.7		26,028.4	21,321.0	650.8
Total operating expenses	(7,227.6)		(21,882.8)	(10,113.8)		(11,108.7)	(10,820.7)	(330.3)
Income (loss) from operations	7,980.1		(8,391.4)	16,942.9		14,919.7	10,500.3	320.5
Non-operating income (expense)	(5,127.2)		1,958.5	1,448.4		71.4	(1,351.2)	(41.2)
Income tax benefit (expense)	1,506.1		190.3	(1,980.7)		(3,262.5)	(2,503.5)	(76.4)
Discontinued operations(1)	568.2		353.7	—		—	—	—
Cumulative effect of change in accounting principle	(26.8	)(2)	—	(296.5	)(10)	—	—	—
Minority interest in net loss (income) of subsidiaries	(603.3)		358.4	(1,991.4)		(1,797.5)	(1,153.5)	(35.2)
Net income (loss)	4,297.1		(5,530.5)	14,122.7		9,931.1	5,492.1	167.7

	As of and for the Year Ended December 31,
	2004	2005	2006	2007	2008
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except earnings per share and per ADS data)
Earnings (loss) per common share(4):
Basic	0.86	(1.08)	2.71	1.87	1.02	0.03
Diluted	0.84	(1.08)	2.60	1.81	1.01	0.03
Earnings (loss) per equivalent ADS(4):
Basic	4.29	(5.38)	13.57	9.34	5.11	0.16
Diluted	4.18	(5.38)	12.98	9.03	5.04	0.16
Number of common shares(11):
Basic	5,009.9	5,141.1	5,202.7	5,317.7	5,368.7	5,368.7
Diluted	5,340.1	5,141.1	5,505.5	5,566.1	5,405.3	5,405.3
Number of equivalent ADSs(11):
Basic	1,002.0	1,028.2	1,040.5	1,063.5	1,073.7	1,073.7
Diluted	1,068.1	1,028.2	1,101.1	1,113.2	1,081.1	1,081.1
Balance Sheet Data:
Current assets	35,899.1	47,560.3	48,762.8	56,902.0	46,366.9	1,415.3
Long-term investments	3,377.6	3,469.2	4,266.9	3,045.4	2,842.7	86.8
Property, plant and equipment, net	81,849.1	67,547.9	70,894.1	80,036.6	82,694.5	2,524.3
Intangible assets	3,954.4	4,112.6	3,972.4	5,255.8	12,940.6	395.0
Other assets	7,008.5	7,284.7	5,834.9	3,766.7	3,963.5	121.0
Total assets	132,088.7	129,974.7	133,731.1	149,006.5	148,808.2	4,542.4
Short-term borrowings(7)	6,852.8	10,523.1	8,499.1	15,773.9	11,473.2	350.2
Long-term debts(8)	46,529.6	42,862.1	29,398.3	23,936.0	51,622.2	1,575.8
Other liabilities(9)	21,465.2	23,397.2	24,228.3	24,746.0	18,307.1	558.8
Total liabilities	74,847.6	76,782.4	62,125.7	64,455.9	81,402.5	2,484.8
Minority interest	8,584.0	8,233.0	11,021.3	14,449.2	2,102.7	64.2
Capital stock	41,000.0	45,573.7	45,925.1	54,475.6	56,904.3	1,737.0
Total shareholders’ equity	48,657.1	44,959.3	60,584.1	70,101.4	65,303.0	1,993.4

(1)
In October 2005, we disposed of our camera module assembly operations in Malaysia. Amount for 2005 includes income from discontinued operations of NT$121.0 million and gain on disposal of discontinued operations of NT$232.7 million, net of income tax expense.  Such operations were formerly classified as part of our packaging operations. Information in this annual report from our consolidated statements of operations for the years ended December 31, 2004 and 2005 has been adjusted to reflect the reclassification of our camera module assembly operations as discontinued operations. Information from our consolidated statements of cash flows was appropriately not adjusted.

(2)	Represents the cumulative effect of our change from using the weighted-average method to using the moving-average method to price our raw materials and supplies.

(3)
Represents the cumulative effect of our adoption of ROC Statement of Financial Accounting Standards, or SFAS, No. 34 “Financial Instrument: Recognition and Measurement” and ROC SFAS, No. 36 “Financial Instruments: Disclosure and Presentation.”   See note 3 to our consolidated financial statements included in this annual report.

(4)
The denominators for diluted earnings per common share and diluted earnings per equivalent ADS are calculated to account for the potential exercise of options and conversion of our convertible bonds into our common shares and American depositary shares, or ADSs.

(5)	Dividends per common share issued as a cash dividend and a stock dividend.

(6)
Represents the weighted average number of shares after retroactive adjustments to give effect to stock dividends and employee stock bonuses. Beginning in 2002, common shares held by consolidated subsidiaries are classified as “treasury stock”, and are deducted from the number of common shares outstanding.

(7)	Includes current portions of bonds payable, long-term bank loans and capital lease obligations.

(8)	Excludes current portions of bonds payable, long-term bank loans and capital lease obligations.

(9)	Includes current liabilities other than short-term borrowings.

(10)	Represents the cumulative effect of our adoption of U.S. SFAS No. 123R, “Share-Based Payment.” See note 33 to our consolidated financial statements included in this annual report.

(11)	Represents the weighted average number of common shares after retroactive adjustments to give effect to stock dividends.

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

	NT Dollars per U.S. Dollar Noon Buying Rate
	Average	High	Low	Period-End
2004	33.37	34.16	33.10	33.24
2005	32.13	33.77	30.65	32.80
2006	32.51	33.31	31.28	32.59
2007	32.85	33.41	32.26	32.43
2008	31.52	33.58	29.99	32.76
December	33.16	33.58	32.45	32.76
2009
January	33.37	33.70	32.82	33.70
February	34.24	35.00	33.61	35.00
March	34.30	35.21	33.75	33.87
April	33.60	33.88	32.99	33.06
May	32.87	33.14	32.55	32.57

Source: Federal Reserve Statistical Release, Board of Governors of the Federal Reserve System.

On June 1, 2009, the noon buying rate was NT$32.36=US$1.00.

CAPITALIZATION AND INDEBTEDNESS

Not applicable.

REASON FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

RISK FACTORS

Risks Relating to Our Business

The current global economic crisis has adversely affected the semiconductor industry and the demand for our products and services, and a protracted global economic crisis would have a material adverse effect on us.

Our customers include a range of companies in the semiconductor industry, whose success is linked to the health of the economy. As widely reported, the global financial markets have recently been experiencing extreme volatility and disruptions, which have severely diminished liquidity and credit availability. This market turmoil and tightening of credit have led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of business activity generally. There can be no assurance that there will be no further deterioration in the global financial markets.

Our fourth quarter 2008 revenue decreased 36.8% over the prior year which reflected the contraction in demand for our services as a result of the global economic crisis. The protracted decline in the global economy and semiconductor industry may also cause our customers to do the following:

•	cancel or reduce planned expenditures for our products and services;

•	seek to lower their costs by renegotiating their contracts with us;

•	consolidate the number of suppliers they use which may result in our loss of customers; and

•	switch to lower-priced products or services provided by our competitors.

The current uncertainty in global economic conditions may also make it difficult for our customers to accurately forecast and plan future business activities. We cannot predict the timing, strength, or duration of the global economic slowdown and downturn in the semiconductor industry or subsequent recovery. There can be no assurance that the continuing or deteriorating trends in global economic conditions will not further adversely impact our results of operations, cash flow, financial position and/or prospects.

Since we are dependent on the highly cyclical semiconductor industry and conditions in the markets for the end-use applications of our products, our revenues and net income may fluctuate significantly.

Our semiconductor packaging and testing business is affected by market conditions in the highly cyclical semiconductor industry. All of our customers operate in this industry, and variations in order levels from our customers and service fee rates may result in volatility in our revenues and net income. From time to time, the semiconductor industry has experienced significant, and sometimes prolonged, downturns. As our business is, and will continue to be, dependent on the requirements of semiconductor companies for independent packaging and testing services, any future downturn in the semiconductor industry would reduce demand for our services.  For example, in the fourth quarter of 2008, the global economic crisis resulted in a significant deterioration in demand for our customers’ products, which in turn affected demand for our services and adversely affected our operating results.  Although demand has begun to recover in the second quarter of 2009, we expect there to be continued downward pressure on our average selling prices and continued volatility with respect to our sales volumes.  If we cannot reduce our costs or adjust our product mix to sufficiently offset any decline in average selling prices, our profitability will suffer and we may incur losses.

Market conditions in the semiconductor industry depend to a large degree on conditions in the markets for the end-use applications of semiconductor products, such as communications, computer and consumer electronics products. Any deterioration of conditions in the markets, including the recent severe deterioration of global economic conditions, for the end-use applications of the semiconductors we package and test would reduce demand for our services, and would likely have a material adverse effect on our financial condition and results of operations. In 2006, approximately 37.2%, 24.7% and 37.3% of our net revenues were attributed to the packaging and testing of semiconductors used in communications, computer, and consumer electronics applications, respectively. In 2007, approximately 44.5%, 22.8% and 32.1% of our net revenues were attributed to the packaging and testing of semiconductors used in communications, computer, and consumer electronics applications, respectively. In 2008, approximately 44.7%, 22.8% and 32.1% of our net revenues were attributed to the packaging and testing of semiconductors used in communications, computer, and consumer electronics applications, respectively. Each of the markets for end-use applications is subject to intense competition and significant shifts in demand, which could put pricing pressure on the packaging and testing services provided by us and adversely affect our revenues and net income.

A reversal or slowdown in the outsourcing trend for semiconductor packaging and testing services could adversely affect our growth prospects and profitability.

In recent years, semiconductor manufacturers that have their own in-house packaging and testing capabilities, known as integrated device manufacturers, have increasingly outsourced stages of the semiconductor production process, including packaging and testing, to independent companies in order to reduce costs and shorten production cycles. In addition, the availability of advanced independent semiconductor manufacturing services has also enabled the growth of so-called “fabless” semiconductor companies that focus exclusively on design and marketing and outsource their manufacturing, packaging and testing requirements to independent companies. We cannot assure you that these integrated device manufacturers and fabless semiconductor companies will continue to outsource their packaging and testing requirements to third parties like us. Furthermore, during an economic downturn, these integrated device manufacturers typically rely more on their own in-house packaging and testing capabilities,  therefore decreasing their need to outsource. A reversal of, or a slowdown in, this outsourcing trend could result in reduced demand for our services and adversely affect our growth prospects and profitability.

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

The semiconductor packaging and testing markets are very competitive. We face competition from a number of sources, including other independent semiconductor packaging and testing companies, especially those that offer turnkey packaging and testing services. We believe that the principal competitive factors in the packaging and testing markets are:

•	technological expertise;

•	price;

•	the ability to provide total solutions to our customers;

•	range of package types and testing platforms available;

•	the ability to work closely with our customers at the product development stage;

•	responsiveness and flexibility;

•	production cycle time;

•	capacity;

•	diversity in facility locations; and

•	production yield.

We face increasing competition from other packaging and testing companies, as most of our customers obtain packaging or testing services from more than one source. In addition, some of our competitors may have access to more advanced technologies and greater financial and other resources than we do. Any erosion in the prices for our packaging and testing services could cause our revenues and net income to decrease and have a material adverse effect on our financial condition and results of operations.

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

Our operating results have varied significantly from period to period and may continue to vary in the future. Downward fluctuations in our operating results may result in decreases in the market price of our common shares and the ADSs. Among the more important factors affecting our quarterly and annual operating results are the following:

•	changes in general economic and business conditions, particularly given the recent global economic crisis and the cyclical nature of the semiconductor industry and the markets served by our customers;

•	our ability to quickly adjust to unanticipated declines or shortfalls in demand and market prices for our packaging and testing services, due to our high percentage of fixed costs;

•	changes in prices for our packaging and testing services;

•	volume of orders relative to our packaging and testing capacity;

•	changes in costs and availability of raw materials, equipment and labor;

•	timing of capital expenditures in anticipation of future orders;

•	our ability to acquire or design and produce advanced and cost-competitive interconnect materials;

•	fluctuations in the exchange rate between the NT dollar and foreign currencies, especially the U.S. dollar; and

•	earthquakes, drought, epidemics and other natural disasters, as well as industrial and other incidents such as fires and power outages.

Due to the factors listed above, our future operating results or growth rates may be below the expectations of research analysts and investors. If so, the market price of our common shares and the ADSs, and thus the market value of your investment, may fall.

If we are not successful in maintaining our in-house interconnect materials capabilities, our margins and profitability may be adversely affected.

We expect that we will need to maintain our interconnect materials designs and production processes in order to respond to competitive industry conditions and customer requirements. In particular, our competitive position will depend on our ability to design and produce interconnect materials that are comparable to or better than those produced by independent suppliers and others. Many of these independent suppliers have dedicated greater resources than we have for the research and development and design and production of interconnect materials. In addition, we may not be able to acquire the technology and personnel that would enable us to maintain our in-house expertise and our design and production capabilities.  For more information on our interconnect materials operations, see “Item 4. Information on the Company—Business Overview—Principal Products and Services—Packaging Services—Interconnect Materials.” If we are unable to maintain our in-house interconnect materials expertise to offer interconnect materials that meet the requirements of our customers, we may become less competitive and our margins and profitability may suffer as a result.

Due to our high percentage of fixed costs, we will be unable to maintain our gross margin at past levels if we are unable to achieve relatively high capacity utilization rates.

Our operations, in particular our testing operations, are characterized by relatively high fixed costs. We expect to continue to incur substantial depreciation and other expenses in connection with our acquisitions of packaging and testing equipment and facilities.  Our profitability depends not only on the pricing levels for our services, but also on utilization rates for our packaging and testing machinery and equipment, commonly referred to as “capacity utilization rates.” In particular, increases or decreases in our capacity utilization rates can significantly affect gross margins since the unit cost of packaging and testing services generally decreases as fixed costs are allocated over a larger number of units. In periods of low demand, we experience relatively low capacity utilization rates in our operations, which leads to reduced margins. For example, in the fourth quarter of 2008, we experienced lower than anticipated utilization rates in our operations due to a significant decline in worldwide demand for our packaging and testing services, which resulted in reduced margins during that period. We cannot assure you that we will be able to maintain or surpass our past gross margin levels if we cannot consistently achieve or maintain relatively high capacity utilization rates.

If we are unable to manage our expansion effectively, our growth prospects may be limited and our future profitability may be affected.

We have significantly expanded our packaging and testing operations in recent years, and expect to continue to expand our operations in the future. In particular, we intend to provide total solutions for the packaging and testing of semiconductors in order to attract new customers and broaden our product range to include products packaged and tested for a variety of end-use applications. In the past, we have expanded through both internal growth and the acquisition of new operations. Rapid expansion puts strain on our managerial, technical, financial, operational and other resources. As a result of our expansion, we have implemented and will continue to implement additional operational and financial controls and hire and train additional personnel. Any failure to manage our growth effectively could lead to inefficiencies and redundancies and result in reduced growth prospects and profitability.

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

Furthermore, if global economic conditions in 2009 continue to deteriorate, we may incur significant net losses in 2009.  This may in turn affect our ability to meet certain financial covenants contained in our loan agreements and thereby restrict our ability to access unutilized credit facilities or the global capital markets to meet our liquidity needs. If we are unable to obtain funding in a timely manner or on acceptable terms, our growth prospects and future profitability may decline.

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

We have on occasion failed to comply with certain financial covenants in some of our loan agreements. Such non-compliance may also have, through broadly worded cross-default provisions, resulted in default under some of the agreements governing our other existing debt.  For example, we failed to comply with certain debt ratios in some of our loan agreements as a result of additional borrowings to fund our privatization of ASE Test in May 2008 and the distribution of cash dividends in August 2008.  See “Item 4. Information on the Company—History and Development of the Company—ASE Test Share Acquisition and Privatization” for more information on ASE Test.  By August 2008, we had either obtained waivers for, or refinanced on a long-term basis, all of the relevant loans, and are not in default under any of our existing debt. For these and other reasons, including our financial condition and our relationship with our lenders, no lender has to date sought and we do not believe that any of our lenders would seek to declare a default or enforce remedies in respect of our existing debt as a result of cross-default provisions or otherwise, although we cannot provide any assurance in this regard.

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

Currently, the majority of our revenues from packaging and testing services are denominated in U.S. dollars, with a portion denominated in NT dollars and Japanese yen. Our cost of revenues and operating expenses associated with packaging and testing services, on the other hand, are incurred in several currencies, primarily NT dollars and U.S. dollars, as well as, to a lesser extent, Korean won, Japanese yen, Malaysian ringgit and Chinese yuan. In addition, a substantial portion of our capital expenditures, primarily for the purchase of packaging and testing equipment, has been, and is expected to continue to be, denominated in U.S. dollars, with much of the remainder in Japanese yen. Fluctuations in exchange rates, primarily among the U.S. dollar, the NT dollar, the Japanese yen and the Chinese yuan, will affect our costs and operating margins. In addition, these fluctuations could result in exchange losses and increased costs in NT dollar and other local currency terms. Despite hedging and mitigating techniques implemented by us, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations.  We incurred net foreign exchange gains of NT$92.8 million, NT$403.5 million and NT$282.0 million (US$8.6 million) in 2006, 2007 and 2008, respectively.  See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk—Foreign Currency Exchange Rate Risk.”

The loss of a large customer or disruption of our strategic alliance or other commercial arrangements with semiconductor foundries and providers of other complementary semiconductor manufacturing services may result in a decline in our revenues and profitability.

Although we have over 200 customers, we have derived and expect to continue to derive a large portion of our revenues from a small group of customers during any particular period due in part to the concentration of market share in the semiconductor industry. Our five largest customers together accounted for approximately 26.0%, 24.8%

and 27.1% of our net revenues in 2006, 2007 and 2008, respectively. No customer accounted for more than 10% of our net revenues in 2006, 2007 and 2008. The demand for our services from a customer is directly dependent upon that customer’s level of business activity, which could vary significantly from year to year. Our key customers typically operate in the cyclical semiconductor business and, in the past, have varied, and may vary in the future, order levels significantly from period to period. Some of these companies are relatively small, have limited operating histories and financial resources, and are highly exposed to the cyclicality of the industry. We cannot assure you that these customers or any other customers will continue to place orders with us in the future at the same levels as in past periods. The loss of one or more of our significant customers, or reduced orders by any one of them, and our inability to replace these customers or make up for such orders could adversely affect our revenues and profitability. In addition, we have in the past reduced, and may in the future be requested to reduce, our prices to limit the level of order cancellations. Any price reduction would likely reduce our margins and profitability.

Since 1997, we have maintained a strategic alliance with Taiwan Semiconductor Manufacturing Company Limited, or TSMC, one of the world’s largest dedicated semiconductor foundries.  TSMC designates us as their non-exclusive preferred provider of packaging and testing services for semiconductors manufactured by TSMC.  In addition, on February 23, 2009, we and Advanced Microelectronic Products, Inc., or AMPI, a provider of foundry services, signed a memorandum of understanding to enter into a strategic alliance focused on providing semiconductor manufacturing turnkey services.   These strategic alliances, as well as our other commercial arrangements with providers of other complementary semiconductor manufacturing services, enable us to offer total semiconductor manufacturing solutions to our customers.  These strategic alliances and any of our other commercial arrangements may be terminated at any time. Any such termination, and our failure to enter into substantially similar strategic alliances or commercial arrangements, may adversely affect our competitiveness and our revenues and profitability.

Our revenues and profitability may decline if we are unable to obtain adequate supplies of raw materials in a timely manner and at a reasonable price.

Our packaging operations require that we obtain adequate supplies of raw materials on a timely basis. Shortages in the supply of raw materials experienced by the semiconductor industry have in the past resulted in occasional price increases and delivery delays. Raw materials such as advanced substrates are prone to supply shortages since such materials are produced by a limited number of suppliers such as Phoenix Precision Technology Corporation, Kinsus Interconnect Technology Corporation, SMI Electronic Devices Inc. and Nanya Printed Circuit Board Corporation. Our operations conducted through our wholly-owned subsidiary ASE Electronics and ASE Shanghai have improved our ability to obtain advanced substrates on a timely basis and at a reasonable cost. However, we do not expect that our internal interconnect materials operations will be able to meet all of our interconnect materials requirements. Consequently, we will remain dependent on market supply and demand for our raw materials. Recent fluctuations in gold prices have also affected the price at which we have been able to purchase gold wire, one of the principal raw materials we use in our packaging processes. We cannot guarantee that we will not experience shortages in the near future or that we will be able to obtain adequate supplies of raw materials in a timely manner or at a reasonable price. Our revenues and net income could decline if we are unable to obtain adequate supplies of high quality raw materials in a timely manner or if there are significant increases in the costs of raw materials that we cannot pass on to our customers.

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

We operate, among other things, packaging and testing facilities in the PRC through our subsidiaries and joint ventures incorporated in the PRC. Under PRC laws and regulations, foreign investment projects, such as our subsidiaries and joint ventures, must obtain certain approvals from the relevant governmental authorities in the provinces or special economic zones in which they are located and, in some circumstances, from the relevant authorities in the PRC’s central government. Foreign investment projects must also comply with certain regulatory requirements. However, PRC laws and regulations are often subject to varying interpretations and means of enforcement, and additional approvals from the relevant governmental authorities may be required for the operations of our PRC subsidiaries and joint ventures.  If required, we cannot assure you that we will be able to obtain these approvals in a timely manner, if at all.  Because the PRC government holds significant discretion in determining matters relating to foreign investment, we cannot assure you that the relevant governmental authorities will not take action that is materially adverse to our PRC operations.

Any impairment charges may have a material adverse effect on our net income.

Under ROC GAAP and U.S. GAAP, we are required to evaluate our assets, such as equipment, goodwill and investments, for possible impairment at least annually or whenever there is an indication of impairment. If certain criteria are met, we are required to record an impairment charge.

With respect to assets, in 2005 we recognized a loss of NT$13,479.1 million on damage to our property, plant and equipment caused by a fire at our facilities in Chung Li, Taiwan. In 2006, we reversed NT$2,190.6 million of the impairment loss recognized in 2005 under ROC GAAP due to an increase in the estimated service potential of the relevant assets. In 2007, we recognized an impairment charge of NT$994.7 million, primarily as a result of idle capacity in our flip-chip substrate production line caused by a lack of demand for certain applications.  In 2008, we recognized impairment charges of NT$293.3 million (US$9.0 million) related to our other-than-temporary loss in our financial assets and impaired idle equipment.  As of December 31, 2008, goodwill under ROC GAAP and U.S. GAAP amounted to NT$9,456.1 million (US$288.6 million) and NT$9,804.7 million (US$299.3 million), respectively.  See “Item 5. Operating and Financial Review and Prospects—Operating Results and Trend Information—Critical Accounting Policies and Estimates—Realizability of Long-Lived Assets” and “—Goodwill.”

In addition, we may be required to record substantial impairment charges with respect to our subsidiary, PowerASE, a joint venture between us and Powerchip Semiconductor Corp., or Powerchip.  Powerchip operates in the dynamic random access memory, or DRAM, industry and has suffered extensive losses recently.  A substantial portion of PowerASE’s revenues are derived from Powerchip. In addition, we have also invested NT$450 million in Powerchip’s unsecured corporate bonds.  Powerchip’s financial position and operations could render us unable to recover PowerASE’s accounts receivable and cause us to record an impairment charge with respect to PowerASE’s property, plant and equipment and corporate bonds, which could have a material adverse effect on our net income.

We are unable to estimate the extent and timing of any impairment charges for future years under ROC GAAP or U.S. GAAP, and we cannot give any assurance that impairment charges will not be required in periods subsequent to December 31, 2008. Any impairment charge could have a material adverse effect on our net income.  The determination of an impairment charge at any given time is based significantly on our expected results of operations over a number of years in the future. As a result, an impairment charge is more likely to occur during a period in which our operating results and outlook are otherwise already depressed.

Risks Relating to Taiwan, ROC

Strained relations between the ROC and the PRC could negatively affect our business and the market value of your investment.

Our principal executive offices and our principal packaging and testing facilities are located in Taiwan and approximately 74.4%, 68.6% and 64.9% of our net revenues in 2006, 2007 and 2008, respectively, were derived from our operations in Taiwan. The ROC has a unique international political status. The government of the PRC asserts sovereignty over all of China, including Taiwan, and does not recognize the legitimacy of the ROC government. Although significant economic and cultural relations have been established in recent years between the ROC and the PRC, relations have often been strained and the PRC government has indicated that it may use military force to gain control over Taiwan in some circumstances, such as the declaration of independence by the ROC.  Political uncertainty could adversely affect the prices of our common shares and ADSs.  Relations between the ROC and the PRC and other factors affecting the political or economic conditions in Taiwan could have a material adverse effect on our financial condition and results of operations, as well as the market price and the liquidity of our common shares and ADSs.

Currently, we manufacture interconnect materials in the PRC through our wholly-owned subsidiary ASE Shanghai.  We also provide wire bond packaging and testing services in the PRC through our subsidiaries, ASESH AT, ASEN and ASEWH. See “Item 4. Information on the Company—Organizational Structure—Our Consolidated Subsidiaries.” The ROC government currently restricts certain types of investments by ROC companies, including ourselves, in the PRC, including certain types of investments in facilities for the packaging and testing of semiconductors. In April 2006, these restrictions were amended to permit investments in facilities for certain less advanced wire bond packaging and testing services.  We do not know when or if such laws and policies governing investment in the PRC will be amended, and we cannot assure you that such ROC investment laws and policies will permit us to make further investments in the PRC in the future that we consider beneficial to us. Our growth prospects and profitability may be adversely affected if we are restricted from making certain additional investments in the PRC and are not able to fully capitalize on the growth of the semiconductor industry in the PRC.

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

Any outbreak of swine flu, avian flu or a recurrence of SARS or other contagious disease may have an adverse effect on the economies and financial markets of certain Asian countries and may adversely affect our results of operations.

In April 2009, outbreaks of swine flu caused by the H1N1 virus were first reported in Mexico and, subsequently, in several other locations including the U.S., the PRC and the ROC.  Many of these cases were fatal and more cases have since been reported.  In addition, the World Health Organization reported in January 2005 that “during 2004, large parts of Asia experienced unprecedented outbreaks of highly pathogenic avian influenza, caused by the H5N1 virus”, which moved the world closer than at any time since 1968 to an influenza pandemic “with high morbidity, excess mortality, and social and economic disruption.” There have continued to be cases of outbreaks of avian flu in certain regions of Asia, Europe and Africa with human casualties reported in countries such as Azerbaijan, Cambodia, Egypt, Indonesia, Iraq, the PRC, Thailand, Turkey and Vietnam. Additionally, in the first half of 2003, the PRC, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries encountered an outbreak of severe acute respiratory syndrome, or SARS, which is a highly contagious form of atypical pneumonia. The SARS outbreak had an adverse effect on our results of operations for the first half of 2003, primarily due to the lower than expected demand for our packaging and testing services that resulted from the adverse effect of such SARS outbreak on the level of economic activity in the affected regions. There is no guarantee that an outbreak of swine flu, avian flu, SARS or other contagious disease will not occur again in the future and that any future outbreak of swine flu, avian flu, SARS or other contagious disease or the measures taken by the governments of the ROC,

Hong Kong, the PRC or other countries against such potential outbreaks, will not seriously interrupt our production operations or those of our suppliers and customers, which may have a material adverse effect on our results of operations. The perception that an outbreak of swine flu, avian flu, SARS or other contagious disease may occur again may have an adverse effect on the economic conditions of certain countries in Asia.

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

The trading price of our ADSs may be affected by the trading price of our common shares on the Taiwan Stock Exchange. The ROC securities market is smaller and more volatile than the securities markets in the United States and in many European countries. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and volumes of sales of listed securities and there are currently limits on the range of daily price movements on the Taiwan Stock Exchange.  The Taiwan Stock Exchange Index peaked at 12,495.3 in February 1990, and subsequently fell to a low of 2,560.5 in October 1990. On March 13, 2000, the Taiwan Stock Exchange Index experienced a 617-point drop, which represented the single largest decrease in the Taiwan Stock Exchange Index in its history. During the period from January 1, 2008 to December 31, 2008, the Taiwan Stock Exchange Index peaked at 9,295.2 on May 19, 2008, and reached a low of 4,089.9 on November 20, 2008. Over the same period, the trading price of our common shares ranged from NT$9.6 per share to NT$34.7 per share. On June 5, 2009, the Taiwan Stock Exchange Index closed at 6,767.10, and the closing value of our common shares was NT$20.05 per share.

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

Similar to other ROC technology companies, we issue bonuses from time to time in the form of common shares.  Prior to 2009, bonuses issued in the form of our common shares were valued at par.  Beginning in 2009, bonuses in the form of our common shares are valued at the closing price of the common shares on the day prior to our shareholders’ meeting. In addition, under the revised ROC Company Law we may, upon approval from our board of directors and the ROC Securities and Futures Bureau of the Financial Supervisory Commission, Executive Yuan (formerly known as the Securities and Futures Commission), establish employee stock option plans.  We currently maintain three employee stock option plans pursuant to which our full-time employees and the full-time employees of our domestic and foreign subsidiaries are eligible to receive stock option grants.  As of December 31, 2008, 271,837,630 options were outstanding. See “Item 6. Directors, Senior Management and Employees—Compensation—ASE Inc. Employee Bonus and Stock Option Plans.” The issuance of our common shares pursuant to stock bonuses or stock options may have a dilutive effect on the holders of outstanding common shares and ADSs.

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

In addition, the depositary may also convert into NT dollars incoming payments for purchases of common shares for deposit in the ADS facility against the creation of additional ADSs. The depositary may be required to obtain foreign exchange approval from the Central Bank of the Republic of China (Taiwan) on a payment-by-

payment basis for conversion from NT dollars into foreign currencies of the proceeds from the sale of subscription rights for new common shares. Although it is expected that the Central Bank of the Republic of China (Taiwan) will grant this approval as a routine matter, we cannot assure you that in the future any approval will be obtained in a timely manner, or at all.

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

Acquisition of ASE (Weihai), Inc.

On May 14, 2008, we completed the acquisition of 100.0% of Weihai Aimhigh Electronic Co. Ltd., now known as ASE (Weihai), Inc., from Aimhigh Global Corp. and TCC Steel for a purchase price of US$7.0 million. ASE (Weihai), Inc. is based in Shandong, China and is engaged in semiconductor packaging and testing.

ASE Test Share Acquisition and Privatization

Our subsidiary, ASE Test, was previously the holding company for the majority of our testing services.  On September 4, 2007, we and ASE Test entered into a scheme implementation agreement under which we agreed to acquire, by way of a scheme of arrangement under Section 210 of the Companies Act, Chapter 50 of Singapore, or the Scheme, all the outstanding ordinary shares of ASE Test that we did not already directly or indirectly own.  We sought to effect the Scheme in order to simplify our organizational structure, reduce costs and administrative burdens associated with filing and compliance requirements relating to ASE Test’s Nasdaq Global Market and Taiwan Stock Exchange listings and public company reporting obligations, enhance our brand recognition through the promotion of a single common brand, and increase our flexibility in making investments and allocating resources among our subsidiaries.

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

Through this transaction, we acquired a total of 58,438,944 shares of ASE Test, 7,843,663 of which were acquired from the mandatory option exercise.  The total transaction value of the Scheme was US$863.9 million.  In order to finance our acquisition of ASE Test’s shares, we entered into two syndicated loan agreements for term loan facilities of NT$24,750.0 million, which we and the lenders subsequently agreed to reduce to NT$17,500.0 million, and US$200.0 million, respectively.  For a further description of these agreements, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

ASE Test’s ordinary shares were delisted from the Nasdaq Global Market on June 12, 2008.  ASE Test’s ordinary shares were deregistered under the Exchange Act effective September 10, 2008.  ASE Test’s depositary shares were delisted from the Taiwan Stock Exchange on July 14, 2008.

Currently, ASE Test’s subsidiaries comprise ASE Test Malaysia, ISE Labs and ASE Singapore Pte. Ltd., all of which ASE Test wholly owns.

For more information on the Scheme, see the Schedule 13E-3, as amended, filed by ASE Test with the United States Securities and Exchange Commission, or the SEC, on May 30, 2008.

For more information on our history and development, see “-Organizational Structure.”

BUSINESS OVERVIEW

We are the world’s largest independent provider of semiconductor packaging and testing services based on 2008 revenues. Our services include semiconductor packaging, design and production of interconnect materials, front-end engineering testing, wafer probing and final testing services. We believe that, as a result of the following, we are better positioned than our competitors to meet the requirements of semiconductor companies worldwide for outsourced packaging and testing services across a wide range of end-use applications:

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

Our global base of over 200 customers includes leading semiconductor companies across a wide range of end-use applications, such as:

• Altera Corporation	• NEC Electronics Corporation
• ATI Technologies, Inc.	• NVIDIA Corporation
• Broadcom Corporation	• NXP Semiconductors
• Cambridge Silicon Radio Limited	• Powerchip Semiconductor Corp.
• Freescale Semiconductor, Inc.	• Qualcomm Incorporated
• Infineon Technologies	• RF Micro Devices, Inc.
• Kawasaki Microelectronics, Inc	• Silicon Integrated Systems
• Marvell Technology Group Ltd.	• STMicroelectronics N.V.
• Media Tek Inc.	• Zoran Corporation
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

The semiconductor industry is characterized by strong long-term growth, with periodic and sometimes severe cyclical downturns. The Semiconductor Industry Association estimates that worldwide sales of semiconductors increased from approximately US$51 billion in 1990 to approximately US$255.3 billion in 2008. As a result of the global economic crisis, demand for semiconductors plummeted in the fourth quarter of 2008 and continued to deteriorate in the first quarter of 2009.  Although the rate of growth may begin to slow, we believe that overall growth and cyclical fluctuations will continue over the long-term in the semiconductor industry.

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

Capitalize on the High Growth Rates in Emerging Markets. Emerging markets, and China in particular, have become both major manufacturing centers for the technology industry and growing markets for technology-based products. Thus, in order to gain direct access to the Chinese market, many semiconductor companies are seeking to establish manufacturing facilities in China by partnering with local subcontractors.  As a result, certain stages of the semiconductor manufacturing process that were previously handled in-house will be increasingly outsourced in order to improve efficiency.

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

Notwithstanding the recent effects of the global economic crisis, the semiconductor industry in Taiwan has over the past decade made significant capital expenditures to expand capacity and technological capabilities.  The ROC government has also provided tax incentives, long-term loans at favorable rates and research and development support, both directly and indirectly through support of research institutes and universities. As a result of investments made in recent years, Taiwan has achieved substantial market share in the outsourced semiconductor manufacturing industry. Furthermore, the growth of Taiwan’s electronics manufacturing industry, particularly in personal computer, mobile handset and digital camera design and manufacturing, has created substantial local demand for semiconductors.

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

Process	Description

miniature sheet of metal, generally made of copper and silver alloys, on which the pattern of input/output leads has been cut. On a laminate substrate, typically used in ball grid array, or BGA, packages, the leads take the shape of small bumps or balls. Leads on the leadframe or the substrate are connected by extremely fine gold wires or bumps to the input/output terminals on the chips, through the use of automated machines known as “bonders.” Each chip is then encapsulated, generally in a plastic casing molded from a molding compound, with only the leads protruding from the finished casing, either from the edges of the package as in the case of the leadframe-based packages, or in the form of small bumps on a surface of the package as in the case of BGA or other substrate-based packages.

Final Test
Final testing is conducted to ensure that the packaged semiconductor meets performance specifications. Final testing involves using sophisticated testing equipment known as testers and customized software to electrically test a number of attributes of packaged semiconductors, including functionality, speed, predicted endurance and power consumption. The final testing of semiconductors is categorized by the functions of the semiconductors tested into logic/mixed-signal/RF final testing and memory final testing. Memory final testing typically requires simpler test software but longer testing time per device tested.

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

We also intend to expand our legacy leadframe-based packaging product offerings and services. We believe that our clients will continue to outsource their legacy packaging requirements. To capitalize on this trend, we plan to accelerate our single outline legacy packaging production in Shanghai and expand into the discrete packaging business by leveraging the existing assets of ASE (Weihai), Inc. in Shandong, China.

The increasing miniaturization of semiconductors and the growing complexity of interconnect technology have also resulted in the blurring of the traditional distinctions among assembly at different levels of integration: chip, module, board and system. We currently provide module assembly services primarily at our facilities in Korea. Our approximately 18.2% ownership interest in Universal Scientific has provided us with access to process and product technologies at the levels of module, board and system assembly and test, which helps us to better anticipate industry trends and take advantage of potential growth opportunities.

Strategically Expand and Streamline Production Capacity

To capitalize on the growing demand for advanced and legacy packaging and testing services, we intend to strategically expand our production capacity, both through internal growth and through selective acquisitions and joint ventures, with a focus on providing cost competitive and innovative packaging and testing services.

For our advanced packaging and testing business, we intend to invest in trends that are essential to the development of the industry. We plan to expand our capacity with respect to, among other things, 12-inch wafer process, bumping, FC-CSP and system-in-a-package products to meet demand for smaller form factors, higher performance and higher packaging density. We believe rising commodity prices will expedite the migration from leadframe and BGA-based packaging to flip-chip packaging and wafer level packaging, as the cost differential narrows. We intend to increase our capacity for flip-chip packaging and wafer level packaging in order to cope with rising demand for these packaging technologies.

In addition, we intend to promote our copper wire solutions to our customers in addition to gold wire.  Gold wire is a significant raw material for us.  Gold prices, however, are subject to intense fluctuations, which have in the past impacted our profitability. We believe that replacing gold wire in some of our packages with the copper wire technology that we are developing will enable us to provide more value to our customers, which will enhance our competitiveness. We plan to focus initially on integrating copper wire into traditional leadframe-based packages and thereafter into higher end substrate-based packages.

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

We evaluate acquisition and joint venture opportunities on the basis of access to new markets and technology, the enhancement of our production capacity, economies of scale and management resources, and closer proximity to existing and potential customers. In July 2006, we entered into a joint venture with Powerchip, a DRAM manufacturer in Taiwan that focuses on the packaging and testing of memory semiconductors, in order to help develop our capabilities with respect to memory semiconductors and to benefit from future growth in the market for memory products. The joint venture began operations in December 2006. In January 2007, we completed the acquisition of GAPT, a company that provides wire bond packaging and testing services for a wide range of semiconductors. In February 2007, we and NXP Semiconductors formed a joint venture in Suzhou, China focused on semiconductor testing and packaging. We currently own a 60.0% interest in the joint venture. In May 2008, we completed the acquisition of ASE (Weihai), Inc., a company that also engages in semiconductor packaging and testing services.

Continue to Leverage Our Presence in Key Centers of Semiconductor and Electronics Manufacturing

We intend to continue leveraging our presence in key centers of semiconductor and electronics manufacturing to further grow our business. We have significant packaging and testing operations in Taiwan, currently the largest center for outsourced semiconductor manufacturing in the world. This presence enables our engineers to work closely with our customers as well as foundries and other providers of complementary semiconductor manufacturing services early in the semiconductor design process, enhances our responsiveness to the requirements of our customers and shortens production cycles. In addition, as a turnkey service provider, we are able to offer in Taiwan packaging and testing services, including interconnect materials solutions, all within relatively close geographic proximity to our customers, complementary service providers and the end users of our customers’ products. In addition to our current operations, we intend to expand our packaging and testing operations in Chung Li, Taiwan to better serve our customers located in northern Taiwan and customers who request that we maintain the capability of packaging and testing their products at more than one location in Taiwan.

In addition to our locations in Taiwan, we have operations in the following locations:

●	PRC — a fast-growing market for semiconductor manufacturing for domestic consumption and our primary site for serving legacy packaging clients;

●	Korea — an increasingly important center for the manufacturing of memory and communications devices;

●	Malaysia and Singapore — an emerging center for outsourced semiconductor manufacturing in Southeast Asia;

●	Silicon Valley in California — the preeminent center for semiconductor design, with a concentration of fabless customers; and

●	Japan — an emerging market for semiconductor packaging and testing services as Japanese integrated device manufacturers increasingly outsource their semiconductor manufacturing requirements.

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

Since 1997, we have maintained a strategic alliance with TSMC, currently one of the world’s largest dedicated semiconductor foundries, which designates us as their non-exclusive preferred provider of packaging and testing services for semiconductors manufactured by TSMC.  Through our strategic alliance with and close geographic proximity to TSMC, we are able to offer our customers a total semiconductor manufacturing solution that includes access to foundry services in addition to our packaging, testing and direct shipment services.  In addition, on February 23, 2009, we and AMPI, a provider of foundry services, signed a memorandum of understanding to enter into a strategic alliance focused on providing semiconductor manufacturing turnkey services.

Principal Products and Services

We offer a broad range of advanced and legacy semiconductor packaging and testing services. Our package types employ either leadframes or substrates as interconnect materials. The semiconductors we package are used in a wide range of end-use applications, including communications, computers, consumer electronics, industrial, automotive and other applications. Our testing services include front-end engineering testing, which is performed during and following the initial circuit design stage of the semiconductor manufacturing process, wafer probe, final testing and other related semiconductor testing services. We focus on packaging and testing logic semiconductors. We offer our customers turnkey services which consist of packaging, testing and direct shipment of semiconductors to end users designated by our customers. In 2006, 2007 and 2008, our packaging revenues accounted for 76.5%, 77.6% and 77.7% of our net revenues, respectively, and our testing revenues accounted for 21.3%, 19.8% and 20.1% of our net revenues, respectively.

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
Multimedia applications, cellular phones, personal computers, automotive and industrial products, hard disk drives, communication boards such as ethernet, integrated services digital networks and notebook computers.

Quad Flat No-Lead Package (QFN)/Microchip Carrier (MCC)	12-84	QFN, also known as MCC, uses half-encapsulation technology to expose the rear side of the die pad and the tiny fingers, which are used to connect the chip and bonding wire with printed circuit boards.	Cellular phones, wireless local access networks, personal digital assistant devices and digital cameras.

Advanced Quad Flat No-Lead Package (aQFN)	104-248
aQFN allows for leadless, multi-row and fine-pitch leadframe packaging and is characterized by enhanced thermal and electrical performance.  aQFN is a cost-effective packaging solution due to its cost-effective materials and simpler packaging process.
Telecommunications products, wireless local access networks, personal digital assistants, digital cameras, low to medium lead count packaging information appliances.

Package Types	Number of Leads	Description	End-Use Applications
Bump Chip Carrier (BCC)	16-156	BCC packages use plating metal pads to connect with printed circuit boards, creating enhanced thermal and electrical performance.	Cellular phones, wireless local access networks, personal digital assistant devices and digital cameras.

Small Outline Plastic Package (SOP)/Thin Small Outline Plastic Package (TSOP)	8-56	Designed for memory devices including static random access memory, or SRAM, dynamic random access memory, or DRAM, fast static RAM, also called FSRAM, and flash memory devices.
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
Telecommunications products, global positioning systems, notebook computers, disk drives and video cameras.

Cavity Down BGA	256-1140
Designed for memory devices such as flash memory devices, SRAM, DRAM and FSRAM, microprocessors/controllers and high-value, application-specific integrated circuits requiring a low profile, light and small package.
Telecommunications products, wireless and consumer systems, personal digital assistants, disk drives, notebook computers and memory boards.

Stacked-Die BGA	44-591	Combination of multiple dies in a single package enables package to have multiple functions within a small surface area.	Telecommunications products, local area networks, graphics processor applications, digital cameras and pagers.

Flip-Chip BGA	16-2401
Using advanced interconnect technology, the flip-chip BGA package allows higher density of input/output connection over the entire surface of the dies.  Designed for high-performance semiconductors that require high density of interconnects in a small package.
High-performance networking, graphics and processor applications.

Hybrid (Flip-Chip and Wire Bumping)	49-608	A package technology which stacks a die on top of a probed good die to integrate ASIC and	Digital cameras, smartphones, Bluetooth applications and

Package Types	Number of Leads	Description	End-Use Applications

memory (flash, SRAM and DDR) into one package and interconnecting them with wire bonding and molding.  This technology suffers from known good die issues (i.e., one bad die will ruin the entire module). Rework is also not an option in hybrid packages.
personal digital assistants.

Land Grid Array (LGA)	10-72
Leadless package which is essentially a BGA package without the solder balls.  Based on laminate substrate, land grid array packages allow flexible routing and are capable of multichip module functions.
High frequency integrated circuits such as wireless communications products, computers servers and personal computer peripherals.

Flip-Chip Chip Scale Package (FC-CSP)	16-200	A lightweight package with a small, thin profile that provides better protection for chips and better solder joint reliability than other comparable package types.	RFICs and memory ICs such as digital cameras, DVDs, devices that utilize WiMAX technology, cellular phones, GPS devices and personal computer peripherals.

Package-on-Package (POP)	136-288
This technology places one package on top of another to integrate different functionalities while maintaining a compact size. It offers procurement flexibility, low cost of ownership, better total system cost and faster time to market. Designers typically use the topmost package for memory applications and the bottomost package for ASICs. By using this technology, the memory known good die issue can be mitigated and the development cycle time and cost can be reduced.
Cellular phones, personal digital assistants and system boards.

Wafer-Level Packages.  Wafer-level packages typically have an area no greater than 1.2 times of the silicon die.  Unlike substrate-based packages, where the die is usually mounted on an interposer which then contains electrical connections in the form of small bumps or balls, wafer-level packages do not include an interposer.  The electrical connections are etched or printed directly onto the wafer itself, resulting in a package very close to the size of the silicon die.

We provide numerous technologies to meet various customer demands.  The following table sets forth our principal wafer-level packaging products:

Package Types	Number of Leads	Description	End-Use Applications
Wafer Level Chip Scale Package (aCSP)	6-88	A wafer level chip scale package that can be directly attached to the circuit board. Provides shortest electrical path from the die pad to the circuit board, thereby enhancing electrical performance.	Cellular phones, personal digital assistants, watches, MP3 players, digital cameras and camcorders.

Advanced Wafer Level Package (aWLP)	189-364
This technology allows the “fanout” of the package I/Os using an area larger than the die size without the need for a separate substrate. It offers cost effective alternatives to flip-chip and wire bumping packaging. 2D and 3D multi-die packages can enable leadless, multi-row and fine-pitch leadframe packages with enhanced thermal and electrical performance.
Telecommunications products, basebands and multiband transceivers.

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

Interconnect Materials.  Interconnect materials connect the input/output on the semiconductor dies to the printed circuit board. Interconnect materials include substrate, which is a multi-layer miniature printed circuit board, and is an important element of the electrical characteristics and overall performance of semiconductors.  We produce substrates for use in our packaging operations.

The demand for higher performance semiconductors in smaller packages will continue to spur the development of advanced substrates that can support the advancement in circuit design and fabrication. As a result, we believe that the market for substrates will grow and the cost of substrates as a percentage of the total packaging process will increase. In the past, substrates we designed for our customers were produced by independent substrate manufacturers. Since 1997, we have been designing and producing a portion of our interconnect materials in-house. In 2008, our interconnect materials operations supplied approximately 51.7% of our consolidated substrate requirements by value.

The following table sets forth, for the periods indicated, the percentage of our packaging revenues accounted for by each principal type of packaging products or services.

	Year Ended December 31,
	2006	2007	2008
	(percentage of packaging revenues)

Advanced substrate and leadframe-based packages(1)	82.8%	86.7%	88.0%
Traditional leadframe-based packages(2)	5.2	4.3	4.7
Module assembly	7.1	6.2	4.1
Other	4.9	2.8	3.2
Total	100.0%	100.0%	100.0%

(1)	Includes leadframe-based packages such as QFP/TQFP, QFN/MCC and BCC and substrate-based packages such as various BGA package types (including flip-chip and others) and LGA.

(2)	Includes leadframe-based packages such as SOP/TSOP, SOJ, PLCC and PDIP.

Testing Services

We provide a complete range of semiconductor testing services, including front-end engineering testing, wafer probing, final testing of logic/mixed-signal/RF and memory semiconductors and other test-related services.

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

In recent years, complex, high-performance logic/mixed-signal/RF semiconductors have accounted for an increasing portion of our testing revenues. As the testing of complex, high-performance semiconductors requires a large number of functions to be tested using more advanced testing equipment, these products generate higher revenues per unit of testing time, as measured in central processing unit seconds.

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

Logic/Mixed-Signal/RF Final Testing.  We conduct final tests of a wide variety of logic/mixed-signal/RF semiconductors, with the number of leads ranging from the single digits to over one thousand and operating frequencies of over 5 Gbps for digital semiconductors and 6 GHz for radio frequency semiconductors, which are at the high end of the range for the industry. The products we test include semiconductors used for networking and wireless communications, graphics and disk controllers for home entertainment and personal computer applications, as well as a variety of application-specific integrated circuits for various specialized applications.

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

•
Module Sip Testing. We provide module sip testing through bench instrument testing and stand-alone testing to our customers with a complete solution with respect to wireless instruments, global positioning system devices, personal navigation devices and digital video broadcasting devices;

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

Drop Shipment Services.  We offer drop shipment services for shipment of semiconductors directly to end users designated by our customers. Drop shipment services are provided mostly in conjunction with logic/mixed-signal/RF testing. We provide drop shipment services to a significant percentage of our testing customers. A substantial portion of our customers at each of our facilities have qualified these facilities for drop shipment services. Since drop shipment eliminates the additional step of inspection by the customer before shipment to the end user, quality of service is a key consideration. We believe that our ability to successfully execute our full range of services, including drop shipment services, is an important factor in maintaining existing customers as well as attracting new customers.

The following table sets forth, for the periods indicated, the percentage of our testing revenues accounted for by each type of testing service.

	Year Ended December 31,
	2006	2007	2008
	(percentage of testing revenues)
Testing Services:
Front-end engineering testing	4.7%	3.6%	3.2%
Wafer probing	18.7	20.1	18.1
Final testing	76.6	76.3	78.7
Total	100.0%	100.0%	100.0%

Seasonality

See “Item 5. Operating and Financial Review and Prospects—Operating Results and Trend Information—Quarterly Net Revenues, Gross Profit and Gross Margin.”

Sales and Marketing

Sales and Marketing Offices

We maintain sales and marketing offices in Taiwan, the United States, Austria, Belgium, France, Germany, Singapore, the Philippines, the PRC, Korea, Malaysia and Japan. Our sales and marketing offices in Taiwan are located in Hsinchu and Kaohsiung. We conduct marketing research through our customer service personnel and through our relationships with our customers and suppliers to keep abreast of market trends and developments. We also provide advice in the area of production process technology to our major customers planning the introduction of new products. In placing orders with us, our customers specify which of our facilities these orders will go to. Our customers conduct separate qualification and correlation processes for each of our facilities that they use. See “—Qualification and Correlation by Customers.”

Customers

Our global base of over 200 customers includes leading semiconductor companies across a wide range of end-use applications, such as:

• Altera Corporation	• NEC Electronics Corporation
• ATI Technologies, Inc.	• NVIDIA Corporation
• Broadcom Corporation	• NXP Semiconductors
• Cambridge Silicon Radio Limited	• Powerchip Semiconductor Corp.
• Freescale Semiconductor, Inc.	• Qualcomm Incorporated
• Infineon Technologies	• RF Micro Devices, Inc.
• Kawasaki Microelectronics, Inc	• Silicon Integrated Systems
• Marvell Technology Group Ltd.	• STMicroelectronics N.V.
• Media Tek Inc.	• Zoran Corporation
• Microsoft Corporation

Our five largest customers together accounted for approximately 26.0% , 24.8% and 27.1% of our net revenues in 2006, 2007 and 2008, respectively. No customer accounted for more than 10% of our net revenues in 2006, 2007 and 2008.

We package and test for our customers a wide range of products with end-use applications in the communications, computers, consumer electronics, industrial and automotive sectors. The following table sets forth a breakdown of the percentage of our net revenues, for the periods indicated, by the principal end-use applications of the products which we packaged and tested.

	Year Ended December 31,
	2006	2007	2008

Communications	37.2%	44.5%	44.7%
Computers	24.7	22.8	22.8
Consumer electronics/industrial/automotive	37.3	32.1	32.1
Other	0.8	0.6	0.4
Total	100.0%	100.0%	100.0%

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

Communications	Computers	Consumer Electronics/Industrial/Automotive
Broadcom Corporation Cambridge Silicon Radio Limited Freescale Semiconductor, Inc. Infineon Technologies Media Tek Inc. NXP Semiconductors Qualcomm Incorporated RF Micro Devices, Inc.	ATI Technologies, Inc. NVIDIA Corporation Powerchip Semiconductor Corp. STMicroelectronics N.V.	Freescale Semiconductor, Inc. Microsoft Corporation NEC Electronics Corporation STMicroelectronics N.V. Zoran Corporation

We categorize our packaging and testing revenues geographically based on the country in which the customer is headquartered. The following table sets forth, for the periods indicated, the percentage breakdown by geographic regions of our packaging and testing revenues.

	Year Ended December 31,
	2006	2007	2008

America	53.1%	49.8%	53.0%
Taiwan	18.7	21.2	19.8
Asia	15.7	16.6	13.7
Europe	12.5	12.4	13.5
Other	*	*	*
Total	100.0%	100.0%	100.0%

*	Indicates percentage is less than 0.1% of net revenues.

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

Raw Materials and Suppliers

Packaging

The principal raw materials used in our packaging processes are interconnect materials such as leadframes and substrates, gold wire and molding compound. Interconnect materials, such as leadframes, substrates, gold wire and molding compound represented approximately 11.2%, 32.9%, 38.5% and 6.3%, respectively, of our total cost of packaging materials in 2008.

The silicon die, which is the functional unit of the semiconductor to be packaged, is supplied in the form of silicon wafers. Each silicon wafer contains a number of identical dies. We receive the wafers from the customers or the foundries on a consignment basis. Consequently, we generally do not incur inventory costs relating to the silicon wafers used in our packaging process.

We do not maintain large inventories of leadframes, substrates, gold wire or molding compound, but generally maintain sufficient stock of each principal raw material for approximately one month’s production based on blanket orders and rolling forecasts of near-term requirements received from customers. In addition, several of our principal suppliers dedicate portions of their inventories, typically in amounts equal to the average monthly amounts supplied to us, as reserves to meet our production requirements. However, shortages in the supply of materials experienced by the semiconductor industry have in the past resulted in occasional price adjustments and delivery delays. For example, in the first half of 2000, the industry experienced a shortage in the supply of advanced substrates used in BGA packages, which, at the time, were only available from a limited number of suppliers located primarily in Japan. Recent fluctuations in gold prices have also affected the price at which we have been able to purchase gold wire. We cannot guarantee that we will not experience shortages in the near future or that we will be able to obtain adequate supplies of raw materials in a timely manner and at a reasonable price. In the event of a shortage, we generally inform our customers and work together to accommodate changes in delivery schedules.

We produce substrates for use in our packaging operations. In 2008, our interconnect materials operations supplied approximately 51.7% of our consolidated substrate requirements by value. See “—Principal Products and Services—Packaging Services—Interconnect Materials.”

As a result of the “Directive 2002/95/EC on the restriction of the use of certain hazardous substances in electrical and electronic equipment”, or RoHS, which became effective on July 1, 2006, we have adjusted our purchases of raw materials and our production processes in order to use raw materials that comply with this legislation for part of our production.  This legislation restricts the use in the European Union, or EU, of certain substances the EU deems harmful to consumers, which includes certain grades of molding compounds, solder and other raw materials that are used in our products.  Manufacturers of electrical and electronic equipment must comply with this legislation in order to sell their products in an EU member state.

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

Equipment

Packaging

The most important equipment used in the semiconductor packaging process is the wire bonder. Wire bonders connect the input/output terminals on the silicon die using extremely fine gold wire to leads on leadframes or substrates. Typically, a wire bonder may be used, with minor modifications, for the packaging of different products. We purchase our wire bonders principally from Kulicke & Soffa Industries Inc. and Oerlikon Assembly Equipment Ltd. As of April 30, 2009, we operated an aggregate of 8,425 wire bonders, of which 7,705 were fine-pitch wire bonders. As of the same date, 58 of the wire bonders operated by us were consigned by customers. For the packaging of certain types of substrate-based packages, such as flip-chip BGA, die bonders are used in place of wire bonders.  We purchase our die bonders principally from Hitachi High Technologies Corporation, Oerlikon Assembly Equipment Ltd and ASM Assembly Automation Ltd. The number of bonders at a given facility is commonly used as a measure of the packaging capacity of the facility.  In addition to bonders, we maintain a variety of other types of packaging equipment, such as wafer grind, wafer mount, wafer saw, automated molding machines, laser markers, solder plate, pad printers, dejunkers, trimmers, formers, substrate saws and scanners. We purchase our molding machines principally from Towa Corporation, Fico B.V. and ASM Assembly Automation Ltd.

Testing

Testing equipment is the most capital intensive component of the testing process. We generally seek to purchase testers from different suppliers with similar functionality and the ability to test a variety of different semiconductors. We purchase testers from major international manufacturers, including Verigy Ltd., Teradyne, Inc., Credence Systems Corporation, LTX Corporation, Seiko Epson and Tokyo Electron Limited. Upon acquisition of new testers, we install, configure, calibrate, perform burn-in diagnostic tests on and establish parameters for the testers based on the anticipated requirements of existing and potential customers and considerations relating to market trends. As of April 30, 2009, we operated an aggregate of 1,571 testers, of which 315 were consigned by customers and 32 were leased under operating leases. In addition to testers, we maintain a variety of other types of testing equipment, such as automated handlers and probers (special handlers for wafer probing), scanners, reformers and computer workstations for use in software development. Each tester may be attached to a handler or prober. Handlers attach to testers and transport individual packaged semiconductor to the tester interface. Probers similarly attach to the tester and align each individual die on a wafer with the interface to the tester.

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

Intellectual Property

As of April 30, 2009, we held 1,400 Taiwan patents, 445 U.S. patents and 68 PRC patents related to various semiconductor packaging technologies. In addition, we registered “ASE” as a trademark and as a servicemark in Taiwan.

We have also entered into various non-exclusive technology license agreements with other companies involved in the semiconductor manufacturing process, including Freescale Semiconductor Inc., Tessera Inc., Fujitsu Limited, Flip Chip International, L.L.C., Mitsui High-Tec, Inc. and Infineon Technologies AG. We paid royalties under our license agreements in the amount of NT$282.3 million, NT$246.8 million and NT$199.2 million (US$6.1 million) in 2006, 2007 and 2008, respectively. The technology we license from these companies includes solder bumping, redistribution, ultra CSP assembly, advanced QFN assembly, wafer level packaging and other technologies used in the production of package types, such as BCC, flip-chip BGA, film BGA and QFN. The license agreement with Tessera Inc. will not expire until the expiration of the Tessera Inc. patents licensed by the agreement. For information regarding our intellectual property dispute with Tessera, see “Item 8. Financial Information—Legal Proceedings.” Our license agreements with Freescale Semiconductor Inc. will expire on December 31, 2010. Our license agreements with Flip Chip International, L.L.C. will not expire until the expiration of the Flip Chip International, L.L.C. patents licensed by the agreement. Our license agreement with Infineon Technologies AG will expire on November 5, 2017, and our license agreement with Mitsui High-Tec, Inc. will expire on June 24, 2012. Our license agreement with Fujitsu Limited renews automatically each year unless the parties to the agreement agree otherwise.

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

Our packaging, testing and interconnect materials facilities in Taiwan, Korea, Singapore and the PRC have also been certified to be in compliance with OHSAS 18001, a set of standards designed upon collaboration with occupational health and safety experts and now offered by many certification organizations as an indication of compliance with certain standards for occupational health and safety.

ISE Labs’s testing facilities in Fremont, California have been approved by the U.S. military’s Defense Supply Center, Columbus, Sourcing and Qualifications Unit as a laboratory possessing the requisite level of performance, quality and reliability required of suppliers for the U.S. Department of Defense.

Our packaging, testing and interconnect materials facilities in Taiwan, Malaysia, the PRC and Korea have been certified as a “Sony Green Partner”, which indicates our compliance with the “Sony Green Package” standard requirements.

Our packaging, testing and interconnect material facilities in Taiwan, the PRC, Japan and Malaysia have been certified to be in compliance with IECQ HSPM QC080000, a certification designed to manage, reduce and eliminate hazardous substances.

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

ORGANIZATIONAL STRUCTURE

The following chart illustrates our corporate structure and our effective equity interest in each of our principal operating subsidiaries and affiliates as of May 31, 2009.  The following chart does not include wholly-owned intermediate holding companies.

Our Consolidated Subsidiaries

ASE Test Taiwan

ASE Test Taiwan, which was acquired in 1990, is our 99.99%-owned subsidiary. It is incorporated in Taiwan and is engaged in the testing of integrated circuits;

ASE Test Malaysia

ASE Test Malaysia, which was established in 1991, is our wholly-owned subsidiary. It is incorporated in Malaysia and is engaged in the packaging and testing of integrated circuits.

ISE Labs

ISE Labs is our wholly-owned subsidiary. It is a semiconductor company specializing in front-end engineering testing that is incorporated in the United States and has its principal facilities located in Fremont and Santa Clara, California. Through ASE Test, we acquired 70.0% of the outstanding shares of ISE Labs in 1999, and increased our holding to 100.0% through purchases made in 2000 and 2002.

ASE Singapore Pte. Ltd.

ASE Singapore Pte. Ltd. is incorporated in Singapore and provides testing services.  It was previously our wholly-owned subsidiary through ISE Labs’s 100% interest.  Through a restructuring in November 2008, we acquired 100% of ASE Singapore Pte. Ltd. through one of our wholly-owned intermediate holding companies.

ASE Electronics

ASE Material was established in 1997 as an ROC company for the design and production of interconnect materials, such as substrates, used in the packaging of semiconductors. We initially held a majority stake in ASE Material, but acquired the remaining equity by means of a merger of ASE Material with and into us in August 2004. In August 2006, we spun off the operations originally conducted through ASE Material into our wholly-owned subsidiary ASE Electronics.  ASE Electronics currently supplies our packaging operations with a substantial portion of our substrate requirements.  The facilities of ASE Electronics are primarily located in the Nantze Export Processing Zone near our packaging and testing facilities in Kaohsiung, Taiwan.

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

PowerASE Technology, Inc.

In July 2006, we established PowerASE, a joint venture with Powerchip, focusing on the packaging and testing of memory semiconductors. PowerASE began operations in December 2006. Pursuant to the joint venture agreement, we invested US$30.0 million for 60.0% of the equity interest in PowerASE and Powerchip invested US$20.0 million for the remaining 40.0%.  We currently own 56.0% of PowerASE and Powerchip owns 37.4%.  The remaining 6.6% is owned by our employees and certain other individuals.

ASE Assembly & Test (Shanghai) Limited

We acquired 100.0% of GAPT, now known as ASESH AT, in January 2007. ASESH AT is a PRC company based in Shanghai, China that provides wire bond packaging and testing services for a wide range of semiconductors.

ASEN

In September 2007, we acquired 60.0% of ASEN from NXP Semiconductors.  ASEN is based in Suzhou, China and is engaged in semiconductor packaging and testing.

ASE (Weihai), Inc.

In May 2008, we acquired 100.0% of the shares of ASE (Weihai), Inc. from Aimhigh Global Corp. and TCC Steel.  ASE (Weihai), Inc. is based in Shandong, China and is engaged in semiconductor packaging and testing.

Our Unconsolidated Affiliates

As of May 31, 2009, we held approximately 18.2% of the outstanding shares of Universal Scientific and 26.2% of the outstanding shares of Hung Ching.

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

We purchased 22.6% of the outstanding shares of Universal Scientific in 1999, principally through open market purchases on the Taiwan Stock Exchange. We subsequently increased our holding to 23.3% following open market purchases of additional shares in 2000. As of May 31, 2009, we held approximately 18.2% of Universal Scientific’s outstanding equity shares. We exercise significant influence over Universal Scientific and therefore account for this investment by the equity method.

In 2006, Universal Scientific recorded net revenues of NT$53,211.5 million, operating income of NT$1,830.4 million and net income of NT$1,377.0 million. In 2007, Universal Scientific recorded net revenues of NT$65,124.1 million, operating income of NT$2,288.8 million and net income of NT$1,868.4 million. In 2008, Universal Scientific recorded net revenues of NT$64,809.4 million (US$1,978.3 million), operating income of NT$1,437.1 million (US$43.9 million) and net income of NT$342.6 million (US$10.5 million). As of May 31, 2009, Universal Scientific had a market capitalization of NT$12,955.4 million (US$395.5 million).

Hung Ching

Hung Ching is an ROC company engaged in the development and management of commercial, residential and industrial real estate properties in Taiwan. The shares of Hung Ching are listed on the Taiwan Stock Exchange under the symbol “2527.” Hung Ching was founded in 1986 by Chang Yao Hung-ying. Chang Yao Hung-ying is the mother of both Jason C.S. Chang, our Chairman and Chief Executive Officer, and Richard H.P. Chang, our Vice Chairman and President. As of May 31, 2009, we held 26.2% of Hung Ching’s outstanding equity shares.

In 2006, Hung Ching recorded net revenues of NT$1,663.5 million, operating income of NT$245.6 million and net income of NT$204.6 million. In 2007, Hung Ching recorded net revenues of NT$799.1 million, operating income of NT$46.9 million and net income of NT$62.5 million. In 2008, Hung Ching recorded net revenues of NT$859.7 million (US$26.2 million), operating loss of NT$14.1 million (US$0.4 million) and net income of NT$63.9 million (US$1.9 million). As of May 31, 2009, Hung Ching had a market capitalization of NT$2,957.9 million (US$90.3 million).

PROPERTY, PLANTS AND EQUIPMENT

We operate a number of packaging and testing facilities in Asia and the United States.  Our facilities provide varying types or levels of services with respect to different end-product focus, customers, technologies and geographic locations. With our diverse facilities we are able to tailor our packaging and testing solutions closely to our customers’ needs. The following table sets forth the location, commencement of operation, primary use, approximate floor space and ownership of our facilities as of April 30, 2009.

Facility	Location	Commencement of Operation	Primary Use	Approximate Floor Space (in sq. ft.)	Owned or Leased
ASE Inc.	Kaohsiung, Taiwan	March 1984	Our primary packaging facility, which offers complete semiconductor manufacturing solutions in conjunction with ASE Test Taiwan and foundries located in Taiwan. Focuses primarily on advanced packaging services, including flip-chip, wafer bumping and fine-pitch wire bonding.	2,924,000	Land: leased Buildings: owned and leased

	Chung Li, Taiwan	Acquired in July 1999	An integrated packaging and testing facility that specializes in semiconductors for communications and consumer applications.	1,618,000	Land and buildings: owned

Facility	Location	Commencement of Operation	Primary Use	Approximate Floor Space (in sq. ft.)	Owned or Leased
ASE Test Taiwan	Kaohsiung, Taiwan	December 1987	Our primary testing facilities, which offer complete semiconductor manufacturing solutions in conjunction with ASE Inc.’s facility in Kaohsiung and foundries located in Taiwan. Focuses primarily on advanced logic/mixed-signal/RF testing for integrated device manufacturers, fabless design companies and system companies.	986,000	Land: leased Buildings: owned and leased

	Chung Li, Taiwan	October 2001	Our primary wafer probing testing facilities.	18,000	Land and building: leased

ASE Test Malaysia	Penang, Malaysia	February 1991	An integrated packaging and testing facility that focuses primarily on the requirements of integrated device manufacturers.	828,000	Land: leased Buildings: owned

ASE Korea	Paju, Korea	Acquired in July 1999	An integrated packaging and testing facility that specializes in semiconductors for radio frequency, sensor and automotive applications.	621,000	Land and buildings: owned

ISE Labs	Silicon Valley, California, Austin, Texas	Acquired in May 1999	Front-end engineering and final testing facilities located in northern California in close proximity to some of the world’s largest fabless design companies. Testing facilities located in close proximity to integrated device manufacturers and fabless companies in Texas.	153,000	Land and buildings: owned and leased

ASE Singapore	Singapore	Acquired in May 1999	An integrated testing, sorting and related backend supporting facility that specializes in semiconductors for communication, computers and consumer applications.	111,000	Land and buildings: leased

ASE Shanghai	Shanghai, China	June 2004	Design and production of semiconductor packaging materials.	1,431,000	Land: leased Buildings: owned

ASE Japan	Takahata, Japan	Acquired in May 2004	An integrated packaging and testing facility that specializes in semiconductors for cellular phone, household appliance and automotive applications.	298,000	Land and buildings: leased

ASE Electronics	Kaohsiung, Taiwan	August 2006	Facilities for the design and production of interconnect materials such as substrates used in the packaging of semiconductors.	311,000	Buildings: leased

	Chung Li, Taiwan	August 2006	Facilities for the design and production of interconnect materials such as substrates used in packaging of semiconductors.	337,000	Buildings: leased

PowerASE	Chung Li, Taiwan	December 2006	An integrated packaging and testing facility that specializes in memory semiconductors for personal computer applications.	221,000	Buildings: leased

ASESH AT	Shanghai, China	Acquired in	An integrated packaging and testing	796,000	Land: leased

Facility	Location	Commencement of Operation	Primary Use	Approximate Floor Space (in sq. ft.)	Owned or Leased
		January 2007	facility that specializes in semiconductors for communications and consumer applications.		Buildings: owned

ASEN	Suzhou, China	Acquired in September 2007	An integrated packaging and testing facility that specializes in communication applications.	142,000	Land: leased Buildings: owned

ASE (Weihai), Inc.	Shandong, China	Acquired in May 2008	An integrated packaging and testing facility that specializes in semiconductors for communications, computers and consumer applications.	168,000	Land: leased Buildings: owned

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

Overview

We offer a broad range of semiconductor packaging and testing services. In addition to offering each service separately, we also offer turnkey services, which consist of the integrated packaging, testing and direct shipment of semiconductors to end users designated by our customers. Our net revenues decreased from NT$100,423.6 million in 2006 and NT$101,163.1 million in 2007 to NT$94,430.9 million (US$2,882.5 million) in 2008.

Discussed below are several factors that have had a significant influence on our financial results in recent years.

Global Economic Crisis

Through the first three quarters of 2008, demand for our services mirrored historical fluctuations.  Beginning in late 2008, however, the global economy suffered an unprecedented crisis that had a significant adverse impact on the semiconductor industry.  As a result, our clients substantially reduced their demand for our services and we experienced a significant deterioration in sales volume, which led to a corresponding decline in our revenues beginning in the fourth quarter of 2008 and into the first quarter of 2009.  While we cannot accurately predict when worldwide demand will recover significantly, we believe that over the long-term, demand for our services will return to levels that we experienced prior to the economic crisis in 2008.

Pricing and Revenue Mix

We price our services on a cost-plus basis, taking into account the actual costs involved in providing these services, with reference to prevailing market prices. The majority of our prices and revenues are denominated in U.S. dollars. Any significant fluctuation in the exchange rates, especially between NT dollars and U.S. dollars will affect our costs and, in turn, our pricing.

In the case of semiconductor packaging, the cost of the silicon die, typically the most costly component of the packaged semiconductor, is usually not reflected in our costs (or revenues) since it is generally supplied by our customers on a consignment basis.

The semiconductor industry is characterized by a general trend towards declining prices for products and services of a given technology over time. In addition, during periods of intense competition and adverse conditions in the semiconductor industry, the pace of this decline may be more rapid than in other years. The average selling prices of our packaging and testing services have experienced sharp declines during such periods as a result of intense price competition from other independent packaging and testing companies that attempt to maintain high capacity utilization levels in the face of reduced demand.

The average selling prices of our testing services are more severely affected by a downturn in the semiconductor industry than the average selling prices of our packaging services. During an industry downturn, a decline in the average selling prices of our testing services is often exacerbated by a decrease in demand from our integrated device manufacturer customers, who typically maintain larger in-house testing capacity than in-house packaging capacity. These price declines are also exacerbated by intense price competition from other independent testing service providers, who typically offer large price discounts during periods of depressed demand in order to maintain higher capacity utilization rates to defray the high fixed costs associated with testing operations.  In 2006, 2007 and 2008, packaging revenues, including revenues from module assembly, accounted for 76.5%, 77.6% and 77.7% while testing revenues accounted for 21.3%, 19.8% and 20.1%, respectively, of our net revenues.

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

Declines in average selling prices have been partially offset over the last several years by changes in our revenue mix.  In particular, revenues derived from packaging more advanced package types, such as flip-chip BGA, higher density packages with finer lead-to-lead spacing, or pitch, and testing of more complex, high-performance semiconductors have increased as a percentage of total revenues. We intend to continue to focus on packaging more advanced package types, such as BGA and flip-chip BGA, developing and offering new technologies in packaging and testing services and expanding our capacity to achieve economies of scale, as well as improving production efficiencies for older technologies, in order to mitigate the effects of declining average selling prices on our profitability.

Our profitability for a specific package type does not depend linearly on its average selling price.  Some of our more traditional package types, which typically have low average selling prices, may well command steadier and sometimes higher margins than more advanced package types with higher average selling prices.

High Fixed Costs

Our operations, in particular our testing operations, are characterized by relatively high fixed costs. We expect to continue to incur substantial depreciation and other expenses as a result of our acquisitions of packaging and testing equipment and facilities. Our profitability depends in part not only on absolute pricing levels for our services, but also on utilization rates for our packaging and testing equipment, commonly referred to as “capacity utilization rates.” In particular, increases or decreases in our capacity utilization rates could have a significant effect on gross margins since the unit cost of packaging and testing services generally decreases as fixed costs are allocated over a larger number of units. The capacity utilization rates of the machinery and equipment installed at our production facilities typically depend on factors such as the volume and variety of products packaged or tested using such machinery and equipment, the efficiency of our operations in terms of the loading and adjustment of machinery and equipment for the packaging or testing of different products, the complexity of the different products to be packaged or tested, the amount of time set aside for the maintenance and repair of the machinery and equipment, and the experience and schedule of work shifts of operators.

The current generation of advanced testers typically cost between US$1.0 million and US$3.0 million each, while wire bonders used in packaging typically cost between US$60,000 and US$70,000 each. In 2006, 2007 and 2008, our depreciation and amortization as a percentage of net revenues was 13.3%, 15.1% and 16.7%, respectively.  The increase in depreciation and amortization as a percentage of net revenues in 2008 compared to 2007 was primarily a result of the depreciation of new equipment, particularly with respect to equipment acquired for newly-acquired or newly-formed subsidiaries. See “Item 4. Information on the Company—Business Overview—Equipment.” We begin depreciating our equipment when it is placed into service. There may sometimes be a time lag between when our equipment is placed into service and when it achieves high levels of utilization. In periods of depressed industry conditions, such as the fourth quarter of 2008, we may experience lower than expected demand from customers, resulting in an increase in depreciation relative to net revenues. In particular, the capacity utilization rates for our testing equipment are more severely affected during an industry downturn as a result of the decrease in outsourcing demand from integrated device manufacturers, which typically maintain larger in-house testing capacity than in-house packaging capacity.

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

Raw Material Costs

Substantially all of our raw material costs are accounted for by packaging and the production of interconnect materials, as testing requires minimal raw materials. In 2006, 2007 and 2008, raw material cost as a percentage of our net revenues was 29.2%, 27.6% and 28.9%, respectively.

Gold wire is one of the principal raw materials we use in our packaging processes.  Recent volatility in the price of gold has affected our cost of revenues.  In 2008, the spot rate for gold fluctuated from approximately US$700 per ounce to approximately US$1,000 per ounce.  It may be difficult for us to adjust our average selling prices to account for fluctuations in the price of gold.  We expect that gold wire will continue to be an important raw material for us and we therefore expect to continue to be subject to significant fluctuations in the price of gold.

ASE Test Share Acquisition and Privatization

On May 30, 2008, we acquired, by way of a scheme of arrangement under Singapore law, all the outstanding ordinary shares of ASE Test that we did not already directly or indirectly own, making ASE Test our wholly-owned subsidiary. See “Item 4. Information on the Company—History and Development of the Company—ASE Test Share Acquisition and Privatization.” Prior to this transaction, we held 50.3% of ASE Test and 50.3% of ASE Test’s net income or loss was reflected in our consolidated net income and the remaining 49.7% was reflected as minority interest. As a result of the transaction, beginning on June 1, 2008, 100.0% of ASE Test’s net income or loss has been reflected in our consolidated net income.  Any losses at ASE Test therefore have a greater adverse affect on our net income than prior to the effectiveness of the scheme of arrangement.

Recent ROC GAAP Accounting Pronouncements

The ROC ARDF issued Interpretation 96-052, “Accounting for Bonuses to Employees, Directors and Supervisors”, or Interpretation 96-052, in March 2007, which requires companies to record bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings.  Pursuant to

Interpretation 96-052, we accrued between 9% and 12% of our earnings as bonuses to our employees, directors and supervisors beginning on January 1, 2008.

The ROC ARDF revised ROC SFAS No. 10, “Accounting for Inventories”, or ROC SFAS No. 10, in November 2007, which requires inventories to be stated at the lower of cost or net realizable value item by item.  Inventories are recorded by the specific identification method, first-in, first-out method or weighted average method.  The last-in, first-out method is no longer permitted.  The revised ROC SFAS No. 10 should be applied to financial statements for the fiscal years beginning on or after January 1, 2009.  We believe that ROC SFAS No. 10 has no material impact on us.

Critical Accounting Policies and Estimates

Preparation of our consolidated financial statements requires us to make estimates and judgments in applying our critical accounting policies which have a significant impact on the results we report in our consolidated financial statements. We continually evaluate these estimates, including those related to revenue recognition, sales discounts and allowances for doubtful accounts, inventories, allowances for deferred income tax assets, losses on impairment of assets, goodwill and investments, bonuses to employees, directors and supervisors and purchase price allocations on our investments. We base our estimates on historical experience and other assumptions which we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions. We have identified below the accounting policies that are the most critical to our consolidated financial statements.

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

Allowance for Doubtful Accounts. We periodically record a provision for doubtful accounts based on our evaluation of the collectibility of our accounts receivable. The total amount of this provision is determined by us as follows. We first identify the receivables of customers that are considered to be a higher credit risk based on their current overdue accounts with us, difficulties collecting from these customers in the past or their overall financial condition. For each of these customers, we estimate the extent to which the customer will be able to meet its financial obligations to us, and we record an allowance that reduces our accounts receivable for that customer to the amount that we reasonably believe will be collected. For all other customers, we maintain an allowance for doubtful accounts equal to a percentage of their aggregate accounts receivable. As of December 31, 2006, 2007 and 2008, the allowance we set aside for doubtful accounts was NT$244.4 million, NT$109.7 million and NT$99.2 million (US$3.0 million), respectively. Additional allowances may be required in the future if the financial condition of our customers or general economic conditions further deteriorate, and this additional allowance would reduce our net income.

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

In 2005, we recognized a loss of NT$13,479.1 million on damage to our property, plant and equipment caused by a fire at our facilities in Chung Li, Taiwan. In 2006, we reversed NT$2,190.6 million of the impairment loss recognized in 2005 under ROC GAAP due to an increase in the estimated service potential of the relevant assets. See note 30 to our consolidated financial statements included in this annual report. Reversal of the amount is prohibited under U.S. GAAP.  See note 32 to our consolidated financial statements included in this annual report for a reconciliation of the differences in the cost basis of the damaged machinery and associated depreciation expense. In 2007, we recognized impairment of NT$816.2 million, based on an independent appraiser’s assessment of fair value, on idle assets due to an impairment in our flip-chip substrate production line that was primarily the result of idle capacity, which was caused by lack of demand for certain applications. In 2008, we recognized impairment of NT$34.6 million (US$1.1 million) on idle assets. See note 15 to our consolidated financial statements included in this annual report.

Business Combinations. When we acquire businesses, we allocate the purchase price to tangible assets and liabilities and identifiable intangible assets acquired. Any residual purchase price is recorded as goodwill. The allocation of the purchase price requires management to make significant estimates in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. These estimates are based on historical experience, information obtained from the management of the acquired companies and independent external service providers’ reports. These estimates can include, but are not limited to, the cash flows that an asset is expected to generate in the future, the appropriate weighted-average cost of capital, and the synergistic benefits expected to be derived from the acquired business. These estimates are inherently uncertain and unpredictable. In addition, unanticipated events and circumstances may occur which may affect the accuracy or validity of such estimates.

In May 2008, we acquired from minority shareholders 58,438,944 shares of ASE Test.  See “Item 4. Information on the Company—History and Development of the Company—ASE Test Share Acquisition and Privatization” for more information on the ASE Test share acquisition and privatization.  Pursuant to ROC SFAS No. 25 “Business Combinations”, No. 37 “Intangible Assets”, U.S. SFAS No. 141 “Business Combinations” and U.S. SFAS No. 142 “Goodwill and Other Intangible Assets”, acquired tangible assets were valued at estimates of their current fair value.  The valuation of acquired intangible assets was determined based on management’s estimates and consultation with an independent appraiser.  Intangible assets of NT$1,675.1 million (US$51.1 million) consisted of patents, acquired special technology and customer relationships.  These intangible assets are amortized on a straight-line basis over the estimated life of five to 11 years to reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up.  In addition, we also recognized goodwill of NT$6,271.2 million (US$191.4 million). We paid a premium for this acquisition in order to fully consolidate ASE Test’s earnings with ours, simplify our organizational structure, reduce costs and administrative burdens associated with filing and compliance requirements relating to ASE Test’s Nasdaq Global Market and Taiwan Stock Exchange listings and public company reporting obligations, enhance our brand recognition through the promotion of a single common brand and increase our flexibility in making investments and allocating resources among our subsidiaries.

Goodwill. Goodwill is evaluated for impairment at least annually and we test for impairment between annual tests if an event occurs or circumstances change that would indicate that the carrying amount may be impaired.  Goodwill is evaluated for impairment by comparing the recorded amount of the cash-generating unit to which the goodwill has been allocated to its recoverable amount.  Recoverable amount is defined as the higher of a cash-generating unit’s fair value less costs to sell or its “value in use”, which is defined as the present value of the expected future cash flows generated by the assets.  In conducting the future cash flow valuation, we make assumptions about future operating cash flows, the discount rate used to determine present value of future cash flows, and capital expenditures.  Future operating cash flows assumptions include sales growth assumptions, which are based on our historical trends and industry trends, and gross margin and operating expense growth assumptions, which are based on the historical relationship of those measures compared to sales and certain cost cutting initiatives.  An impairment charge is incurred to the extent the recorded amount exceeds the recoverable amount. As of December 31, 2008, we had goodwill of NT$9,456.1 million (US$288.6 million) and NT$9,804.7 million (US$299.3 million) under ROC GAAP and U.S. GAAP, respectively.  Based on our analysis, we believe that our estimated fair value exceeded the carrying value of the goodwill and no impairment existed as of December 31, 2008.  Our conclusion could, however, change in the future if actual results differ from our estimates and judgments under different assumptions and conditions.

Valuation of Long-term Investments. We hold significant long-term investments in public and non-public entities. We evaluate these long-term investments annually for impairment based on market prices, if available, the financial condition of the investee company, economic conditions in the industry, and our intent and ability to hold the investment for a long period of time. These assessments usually require a significant amount of judgment, as a significant decline in the market price may not be the best indicator of impairment. Under U.S. GAAP, we evaluate long-term investments using the above mentioned criteria and, to the extent any decline in the value of a long-term investment is determined to be other than temporary, an impairment charge is recorded in the current period. The methods to measure the amount of impairment under ROC GAAP and U.S. GAAP may be based on different estimates of fair value depending on the circumstances. Under U.S. GAAP, market price is to be used, if available, to determine the fair value. Under ROC GAAP, however, if the market price is deemed to be a result of an inactive market, other measures of fair value may be used. Several of the long-term investments held by us are accounted for under the equity method or cost method. Any significant decline in the operations of an equity method or cost method investee could affect the value of the long-term investment and an impairment charge may occur. In 2007, we recognized an impairment of NT$178.5 million on our investment in Taiwan Fixed Network Co., Ltd. We disposed of this investment in April 2007. In 2008, we recognized an impairment of NT$ 21.4 million (US$ 0.7 million) on our investment in ID Solutions, Inc.

Results of Operations

The following table sets forth, for the periods indicated, financial data from our consolidated statements of income, expressed as a percentage of net revenues.

	Year Ended December 31,
	2006		2007	2008
	(percentage of net revenues)
ROC GAAP:
Net revenues	100.0%		100.0%	100.0%
Packaging	76.5		77.6	77.7
Testing	21.3		19.8	20.1
Others	2.2		2.6	2.2
Cost of revenues	(71.3)		(71.2)	(76.1)
Gross profit	28.7		28.8	23.9
Operating expenses	(8.3)		(9.7)	(11.4)
Income from operations	20.4		19.1	12.5
Non-operating income (expense)	1.8		(1.9)	(2.5)
Income before income tax	22.2		17.2	10.0
Income tax expense	(2.1)		(3.3)	(2.4)
Income before cumulative effect of change in accounting principle	20.1		13.9	7.6
Cumulative effect of change in accounting principle	(0.4	)(1)	—	—
Minority interest in net income of subsidiaries	(2.4)		(1.8)	(1.1)
Net income of parent company’s shareholders	17.3%		12.1%	6.5%

(1)	Represents the cumulative effect of our adoption of ROC SFAS No. 34 and ROC SFAS No. 36. See note 3 to our consolidated financial statements included in this annual report.

The following table sets forth, for the periods indicated, the gross margins for our packaging and testing services and our total gross margin. Gross margin is calculated by dividing gross profits by net revenues.

	Year Ended December 31,
	2006	2007	2008
	(percentage of net revenues)
ROC GAAP:
Gross margin
Packaging	25.1%	26.2%	20.0%
Testing	40.7%	38.0%	34.0%
Overall	28.7%	28.8%	23.9%

The following table sets forth, for the periods indicated, a breakdown of our total cost of revenues and operating expenses, expressed as a percentage of net revenues.

	Year Ended December 31,
	2006	2007	2008
	(percentage of net revenues)
ROC GAAP:
Cost of revenues
Raw materials	29.2%	27.6%	28.9%
Labor	14.2	14.5	15.4
Depreciation and amortization	13.3	15.1	16.7
Others	14.6	14.0	15.1
Total cost of revenues	71.3%	71.2%	76.1%

	Year Ended December 31,
	2006	2007	2008
	(percentage of net revenues)
Operating expenses
Selling	1.2%	1.0%	1.2%
General and administrative	4.5	5.5	6.1
Research and development	2.6	3.2	4.1
Total operating expenses	8.3%	9.7%	11.4%

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Net Revenues. Net revenues decreased 6.7% to NT$94,430.9 million (US$2,882.5 million) in 2008 from NT$101,163.1 million in 2007, primarily due to a sharp decline in demand in the fourth quarter of 2008 as a result of the global economic crisis.  Packaging revenues decreased 6.5% to NT$73,391.6 million (US$2,240.3 million) in 2008 from NT$78,516.3 million in 2007.  Testing revenues decreased 4.9% to NT$19,021.4 million (US$580.6 million) in 2008 from NT$20,007.8 million in 2007.  The decrease in packaging revenues was primarily due to a decrease in average selling prices for our packaging services and the appreciation of the NT dollar against the U.S. dollar.  The decrease in testing revenues was primarily due to a decrease in average selling prices for our testing services and the appreciation of the NT dollar against the U.S. dollar, offset by an increase in testing volume.  The decrease in average selling prices for our packaging and testing services was due to normal trends relating to the semiconductor industry.  The increase in testing volume resulted primarily from the strong demand in the first three quarters of 2008 and newly-acquired subsidiaries that focus on providing testing services, offset by a significant decline in demand in the fourth quarter of 2008.

Gross Profit. Gross profit decreased 22.5% to NT$22,529.2 million (US$687.7 million) in 2008 from NT$29,088.4 million in 2007. Our gross profit as a percentage of net revenues, or gross margin, decreased to 23.9% in 2008 from 28.8% in 2007. Our gross margin for packaging decreased to 20.0% in 2008 from 26.2% in 2007.  This decrease was primarily due to an increase in raw material costs, labor costs and depreciation expenses as a percentage of net packaging revenues. Our gross margin for testing decreased to 34.0% in 2008 from 38.0% in 2007. This decrease was primarily due to an increase in depreciation, utility expenses and labor costs as a percentage of net testing revenues.  Raw material costs in 2008 were NT$27,275.6 million (US$832.6 million) compared to NT$27,913.1 million in 2007.  As a percentage of net revenues, raw material costs increased to 28.9% in 2008 from 27.6% in 2007, primarily due to a change in our product mix toward packaging requiring more raw materials.  Depreciation, amortization and rental expenses in 2008 was NT$16,370.6 million (US$499.7 million), compared to NT$16,358.7 million in 2007.  As a percentage of net revenues, depreciation, amortization and rental expenses increased to 17.3% in 2008 from 16.1% in 2007. Labor cost in 2008 was NT$14,549.9 million (US$444.1 million) compared to NT$14,684.1 million in 2007. As a percentage of net revenues, labor cost increased to 15.4% in 2008 from 14.5% in 2007, primarily because of a change in an ROC accounting standard that requires us to record bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings.  This increase in labor cost was partially offset by a decrease in our employee headcount.

Operating Income. Operating income decreased 38.9% to NT$11,799.5 million (US$360.2 million) in 2008 compared to NT$19,297.2 million in 2007. Operating expenses increased 9.6% to NT$10,729.7 million (US$327.5 million) in 2008 compared to NT$9,791.2 million in 2007.  The increase in operating expenses was primarily due to an increase in research and development expense and, to a lesser extent, an increase in general and administrative expense and selling expense.  General and administrative expense increased 3.3% to NT$5,694.2 million (US$173.8 million) in 2008 from NT$5,512.9 million in 2007.  This increase was primarily the result of an increase in salaries and bonuses, which reflected the impact from a change in an ROC accounting standard that requires us to record bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings. General and administrative expense represented 6.1% of our net revenues in 2008 compared to 5.5 % in 2007.  Research and development expense increased 18.0% to NT$3,876.8 million (US$118.3 million) in 2008 from NT$3,284.1 million in 2007.  This increase was primarily due to increases in salaries and bonuses and depreciation expense. The increase in salaries and bonuses was due to the expanded scope of our research and development efforts and a change in an ROC accounting standard that requires us to record bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings.  The increase in depreciation expense was due to the purchase of new equipment and as a result of the expanded scope of our research and development efforts. Research and development expense accounted for 4.1% of our net revenues in 2008 compared to 3.2% in 2007.  Selling expense increased 16.5% to NT$1,158.6 million (US$35.4 million) in 2008 from NT$994.2 million in 2007. This increase was primarily due to the rearrangement of the sales department’s functions. Selling expense as a percentage of net revenues increased to 1.2% in 2008 from 1.0% in 2007. Our operating income as a percentage of net revenues, or operating margin, decreased to 12.5% in 2008 from 19.1% in 2007, primarily as a result of an increase in operating expenses and a decrease in our net revenues.

Non-Operating Income (Expense). We incurred a net non-operating expense of NT$2,323.7 million (US$71.0 million) in 2008 compared to a net non-operating expense of NT$1,945.3 million in 2007.  This overall increase was primarily the result of an increase in loss on the valuation of financial assets and liabilities offset by a foreign exchange gain, a decrease on the income earned from equity method investments and an increase in interest expense, partially offset by a decrease in impairment loss.  In 2008, we recorded net loss on the valuation of financial assets and liabilities and foreign exchange of NT$163.3 million (US$5.0 million) in 2008 compared to a net gain of NT$580.9 million in 2007 primarily due to a decline in the market value of marketable finance instruments. We recognized income from equity method investments of NT$77.5 million (US$ 2.4 million) in 2008 compared to NT$345.7 million in 2007. The decrease was due to the weakened operating performance of such equity method investments. We recognized net interest expense of NT$ 1,486.5 million (US$45.4 million) in 2008 compared to NT$1,225.9 million, primarily due to additional loans we obtained in connection with the privatization of ASE Test. We recognized impairment losses of NT$293.3 million (US$9.0 million) compared to NT$994.7 million in 2007.  The impairment of our flip-chip substrate production line in 2007 was primarily the result of idle capacity caused by lack of demand for certain applications.

Net Income. Net income decreased 49.4% to NT$6,160.1 million (US$188.0 million) in 2008 from NT$12,165.3 million in 2007. Our net income per ADS decreased to NT$5.6 (US$0.2) in 2008 compared to a net income per ADS of NT$10.9 in 2007 (retroactively adjusted to account for stock dividends issued in 2008). Our income tax expense decreased 32.4% to NT$2,268.3 million (US$69.2 million) in 2008 from NT$3,357.4 million in 2007, primarily due to a decrease in our pre-tax income.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Net Revenues. Net revenues increased 0.7% to NT$101,163.1 million in 2007 from NT$100,423.6 million in 2006.  Packaging revenues increased 2.2% to NT$78,516.3 million in 2007 from NT$76,820.5 million in 2006.  Testing revenues decreased 6.6% to NT$20,007.8 million in 2007 from NT$21,429.6 million in 2006.  The increase in packaging revenues was primarily due to an increase in packaging volume.  The decrease in testing revenues was primarily due to a decrease in testing volume.  The increase in packaging volume resulted primarily from increased capacity as a result of new operations in the PRC acquired in 2007 and the commencement of our operations for the packaging of memory semiconductors in December 2006.  The increase in packaging volume in 2007 is also attributable to the trend of increasing outsourcing of the packaging of semiconductor devices.  The decrease in testing volume resulted primarily from the reduction of our customer base in order to allow us to focus on higher-margin customers.

Gross Profit. Gross profit increased 1.1% to NT$29,088.4 million in 2007 from NT$28,780.3 million in 2006.  Our gross profit as a percentage of net revenues, or gross margin, remained largely unchanged in 2007 at 28.8%, versus 28.7% in 2006.  Our gross margin for packaging increased to 26.2% in 2007 from 25.1% in 2006.  This increase was primarily due to a decrease in raw material costs as a percentage of net packaging revenues.  Our gross margin for testing decreased to 38.0% in 2007 from 40.7% in 2006. This decrease was primarily due to an increase in depreciation, partially offset by a decrease in rental expense, each as a percentage of net testing revenues.  Raw material costs in 2007 were NT$27,913.1 million, compared to NT$29,296.2 million in 2006.  As a percentage of net revenues, raw material costs decreased to 27.6% in 2007 from 29.2% in 2006, primarily because of a change in our product mix toward packages requiring less expensive raw materials.  Depreciation, amortization and rental expenses in 2007 was NT$16,358.7 million, compared to NT$15,096.1 million in 2006.  As a percentage of net revenues, depreciation, amortization and rental expenses increased to 16.1% in 2007 from 15.0% in 2006.

Operating Income. Operating income decreased 5.6% to NT$19,297.2 million in 2007 compared to NT$20,446.4 million in 2006. Operating expenses increased 17.5% to NT$9,791.2 million in 2007 compared to NT$8,333.9 million in 2006.  The increase in operating expenses was primarily due to increases in general and administrative expense and research and development expense, partially offset by a decrease in selling expense.  General and administrative expense increased 23.2% to NT$5,512.9 million in 2007 from NT$4,474.1 million in 2006.  This increase was primarily the result of an increase in salaries and bonuses expense, primarily as a result of bonuses paid by ASE Test Taiwan under ROC earnings distribution requirements, and, to a lesser extent, an increase in professional fees and other expenses in connection with the privatization of ASE Test. General and administrative expense represented 5.5% of our net revenues in 2007 compared to 4.5% in 2006.  Research and development expense increased 24.8% to NT$3,284.1 million in 2007 from NT$2,632.0 million in 2006.  This increase was primarily due to increases in salaries and bonuses expense, depreciation and amortization and the cost of factory supplies, each in connection with our new operations in the PRC acquired in 2007. The research and development expenses of our PRC operations were made with a view towards qualifying for certain PRC tax incentives. Research and development expense accounted for 3.2% of our net revenues in 2007 compared to 2.6% in 2006.  Selling expense decreased 19.0% to NT$994.2 million in 2007 from NT$1,227.8 million in 2006. This decrease was primarily due to a decrease in commission and sales fees as a result of our moving certain sales functions that were previously handled by a third-party sales agent in-house in 2007.  Selling expense as a percentage of net revenues decreased to 1.0% in 2007 from 1.2% in 2006.  Our operating income as a percentage of net revenues, or operating margin, decreased to 19.1% in 2007 from 20.4% in 2006, primarily as a result of an increase in operating expenses.

Non-Operating Income (Expense). We incurred a net non-operating expense of NT$1,945.3 million in 2007 compared to a net non-operating income of NT$1,805.0 million in 2006.  This overall decrease was primarily a result of gain on insurance settlement and impairment recovery in 2006 and, to a lesser extent, impairment losses in 2007, partially offset by a decrease in 2007 in loss on inventory valuation and obsolescence and increases in 2007 in net gains on the valuation of financial assets and liabilities and net foreign exchange gains.  In 2006, we recognized NT$4,574.5 million for gain on insurance settlement and impairment recovery in connection with the fire at our facilities in Chung Li, Taiwan in May 2005.  For more information on the Chung Li fire, see note 30 to our consolidated financial statements included in this annual report.  In 2007, we recognized impairment losses of NT$994.7 million, primarily in connection with our flip-chip substrate production line, whereas in 2006 we did not recognize any impairment loss.  The impairment of our flip-chip substrate production line in 2007 was primarily the result of idle capacity caused by lack of demand for certain applications. We recorded a loss on inventory valuation and obsolescence of NT$634.4 million in 2007 compared to a loss on inventory valuation and obsolescence of NT$1,143.9 million in 2006, which resulted primarily from changes in our customer base in connection with our strategy of focusing on higher-margin customers.  We recorded net gains on the valuation of financial assets and liabilities and foreign exchange of NT$580.9 million in 2007 compared to net loss of NT$167.8 million in 2006. The net gains in 2007 were primarily due to the appreciation of the RMB against the U.S. dollar and the fact that U.S. dollar liabilities exceed U.S. dollar assets for our operations in the PRC.

Net Income. Net income decreased 30.1% to NT$12,165.3 million in 2007 from NT$17,416.2 million in 2006. Our net income per ADS decreased to NT$10.9 in 2007 compared to a net income per ADS of NT$15.7 in 2006 (retroactively adjusted to account for stock dividends issued in 2007 and 2008). Our income tax expense increased 61.0% to NT$3,357.4 million in 2007 from NT$2,084.8 million in 2006, primarily due to the use of tax credits, a tax on undistributed earnings of our domestic subsidiaries and a withholding tax on dividends imposed on some of our foreign subsidiaries.

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

	Quarter Ended
	Jun. 30, 2007	Sept. 30, 2007	Dec. 31, 2007	Mar. 31, 2008	Jun. 30, 2008	Sept. 30, 2008	Dec. 31, 2008	Mar. 31, 2009
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(in millions)
Consolidated Net Revenues
Packaging	18,029.5	21,643.6	22,560.7	19,227.1	20,033.3	20,126.6	14,004.6	10,208.0
Testing	4,724.5	5,282.4	5,676.9	4,894.5	5,101.6	5,194.9	3,830.4	2,767.9
Others	607.9	806.9	738.0	573.1	474.8	493.6	476.4	421.1
Total	23,361.9	27,732.9	28,975.6	24,694.7	25,609.7	25,815.1	18,311.4	13,397.0
Consolidated Gross Profit (Loss)
Packaging	4,518.6	5,918.7	6,562.0	4,051.0	4,224.5	4,284.4	2,140.2	542.9
Testing	1,632.5	2,177.0	2,547.1	1,810.7	1,937.5	1,888.7	830.5	133.9
Others	252.3	334.2	149.7	325.9	350.2	456.5	229.1	(18.6)
Total	6,403.4	8,429.9	9,258.8	6,187.6	6,512.2	6,629.6	3,199.8	658.2
Consolidated Gross Margin
Packaging	25.1%	27.3%	29.1%	21.1%	21.1%	21.3%	15.3%	5.3%
Testing	34.6%	41.2%	44.9%	37.0%	38.0%	36.4%	21.7%	4.8%
Overall	27.4%	30.4%	32.0%	25.1%	25.4%	25.7%	17.5%	4.9%

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

Taxation

The regular corporate income tax rate in the ROC applicable to us is 25%. Effective January 1, 2010, this rate will change to 20%. Under the ROC Statute of Upgrading Industries, which gives certain preferential tax treatment to companies that qualify as operating in a “newly-emerging important and strategic industry” or “manufacturing industry”, we may apply for tax holidays covering the portion of our income attributable to eligible machinery and equipment upon receipt of a cash infusion from our shareholders, including through rights offerings, if the proceeds of which are used to purchase eligible machinery and equipment. We may also apply for this tax holiday after the capitalization of retained earnings through the issuance of stock dividends.  See note 24 to our consolidated financial statements included in this annual report. As of May 31, 2009, we had six five-year tax exemptions on income derived from a portion of our operations in Kaohsiung, Taiwan. Two such exemptions will expire on September 30, 2009 and December 31, 2013, respectively. We are in the process of applying for the use of the remaining four exemptions in connection with our operations in Kaohsiung, Taiwan, following the completion of related capacity expansions. As of May 31, 2009, we had also received two five-year tax exemptions for two cash injections from our shareholders in connection with our operations in Chung Li, Taiwan. Both exemptions will expire at the end of 2011.

ASE Test Taiwan has one five-year tax exemption that will expire at the end of 2010 on income derived from a portion of its testing operations. ASE Test Taiwan is also in the process of applying for two additional five-year exemptions following the completion of related capacity expansions.

PowerASE has one five-year tax exemption that will expire on September 30, 2012 on income derived from a portion of its testing and packaging operations. It also plans to apply for an additional five-year tax exemption following the completion of related capacity expansions.

Under the ROC Statute for Upgrading Industries, we are also entitled to tax credits for the purchase of qualifying manufacturing equipment.  The tax credits were set at 7% for 2006, 2007 and 2008 and are expected to remain at 7% in 2009. We are also entitled to tax credits set at 30% of the amount spent on qualifying research and development expenses and employee training expenses. These tax credits generally expire five years following their respective grants and are available to reduce 50% of our income taxes payable in the first four years and 100% of such taxes payable in the fifth year, subject to the application of the Alternative Minimum Tax Act, or AMT Act, discussed below.

In addition, since we have facilities located in special export zones such as the Nantze Export Processing Zone in Taiwan, we enjoy exemptions from various import duties, commodity taxes and sales taxes on imported machinery, equipment, raw materials and components which are directly used for manufacturing finished goods. Finished goods produced by companies located in these zones and exported or sold to others within the zones are exempt from otherwise applicable commodity or business taxes in Taiwan.

Under the ROC Income Tax Act, all earnings generated in a year which are not distributed to shareholders as dividends in the following year will be assessed a 10% undistributed earnings tax. As a result, if we do not distribute all of our annual earnings as either cash or stock dividends in the following year, these undistributed earnings will be subject to the 10% undistributed earnings tax.

The ROC government enacted the AMT Act, which became effective on January 1, 2006. The alternative minimum tax, or AMT, imposed under the AMT Act is a supplemental tax of 10% of taxable income as defined under the AMT Act, which includes most income that is exempt from income tax under various legislation such as tax holidays. If the amount of income tax determined by the AMT Act falls below the amount of the AMT, any difference should be payable. The AMT rate for business entities is 10%. However, the AMT Act grandfathered certain tax exemptions granted prior to the enactment of the AMT Act.

In 2006, our effective income tax rate increased to 9% primarily due to an increase in taxable income and the AMT Act, which became effective in that year. In 2007, our effective income tax rate increased to 19% primarily due to the use of tax credits, undistributed earnings tax on our domestic subsidiaries and withholding tax on dividends imposed on some of our foreign subsidiaries.  In 2008, our effective income tax rate increased to 24% due to an increase in the valuation allowance against the deferred tax assets and a decrease in tax-exempt income.  We believe that our future estimated taxable income will be sufficient to realize the current and long-term portion of our net deferred tax assets recorded as of December 31, 2008.

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

	As of and For the Year Ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
	(in millions)
Net income:
ROC GAAP	17,416.2	12,165.3	6,160.1	188.0
U.S. GAAP	14,122.7	9,931.1	5,492.1	167.7
Total shareholders’ equity:
ROC GAAP	77,126.8	89,739.9	71,960.8	2,196.6
U.S. GAAP	60,584.1	70,101.4	65,303.0	1,993.4

Note 32 to our consolidated financial statements included in this annual report provides a description of the significant differences between ROC GAAP and U.S. GAAP as they relate to us and a reconciliation of net income and shareholders’ equity. Significant differences between ROC GAAP and U.S. GAAP, include impairment loss reversal, undistributed earnings tax and compensation expense pertaining to bonuses to employees, directors and supervisors.

Recent U.S. GAAP Accounting Pronouncements

On January 1, 2008, we adopted U.S. SFAS No. 157, “Fair Value Measurements”, or U.S. SFAS No. 157, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  U.S. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information.  The adoption of U.S. SFAS No. 157 did not have a material impact on our consolidated financial position and results of operations.

In February 2008, the FASB issued FASB Staff Position 157-2, “Effective Date of FASB Statement No. 157”, or FSP 157-2, which delays the effective date of U.S. SFAS No. 157 to January 1, 2009 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).  We believe that the adoption of the delayed items of U.S. SFAS No. 157 will not have a material impact on our consolidated financial position or results of operations.

In October 2008, the FASB issued FSP 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”, or FSP 157-3, which clarifies the application of U.S. SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active.  We believe the adoption of FSP 157-3 will not have a material impact on our consolidated financial position and results of operations.

In April 2009, the FASB issued FSP 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”, or FSP 157- 4, which clarifies the application of U.S. SFAS No. 157 when there is no active market or where the price inputs being used represent distressed sales.  Additional guidance is provided regarding estimating the fair value of an asset or liability (financial and nonfinancial) when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly.  FSP 157-4 will be effective for interim and annual periods ending after June 15, 2009.  We believe the adoption in fiscal 2009 will not have a material impact on our consolidated financial position and results of operations.

In February 2007, the FASB issued U.S. SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities- Including an Amendment of FASB Statement No.115”, or U.S. SFAS No. 159.  This statement permits companies to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses in earnings at each subsequent reporting date on items for which the fair value option has been elected.  The objective of this statement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.  We may decide whether to elect the fair value option for each eligible item on its election date, subject to certain requirements described in the statement.  This statement was effective beginning January 1, 2008.  We did not elect the fair value option for any eligible financial asset or liability.

In December 2007, the FASB issued U.S. SFAS No. 141R, “Business Combination” (“U.S. SFAS No. 141R”) and U.S. SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements- An Amendment of ARB No. 51”, or U.S. SFAS No. 160.  U.S. SFAS No. 141R requires most of the assets acquired and liabilities assumed in the business combination to be measured at fair value as of the acquisition date.  In addition, the net assets of non-controlling interests’ share of the acquired subsidiaries should be recognized at fair value.  U.S. SFAS No. 160 requires us to include non-controlling interests as a separate component of shareholders’ equity, instead of liability or temporary equity.  U.S. SFAS No. 141R was effective for business combinations consummated on or after January 1, 2009 and U.S. SFAS No. 160 was effective beginning January 1, 2009.  The adoption of U.S. SFAS No.

141R will change our accounting treatment for business combinations on a prospective basis.  We believe the adoption of U.S. SFAS No. 160 has no material impact on our consolidated financial position or results of operations.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities - an Amendment of FASB Statement No. 133”, or U.S. SFAS No. 161, which requires additional disclosures about the objectives of derivative instruments and hedging activities, the method of accounting for such instruments under U.S. SFAS No. 133 and its related interpretations, and a tabular disclosure of the effects of such instruments and related hedged items on our financial position, financial performance, and cash flows.  U.S. SFAS No. 161 became effective on January 1, 2009.  We believe the adoption of U.S. SFAS No. 161 will not have a material impact on our consolidated financial position or results of operations.

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

Net cash provided by operating activities amounted to NT$30,728.8 million (US$938.0 million) in 2008, primarily as a result of adjusting for non-cash depreciation and amortization of NT$17,244.9 million (US$526.4 million). Net cash provided by operating activities amounted to NT$28,310.6 million in 2007, primarily as a result of adjusting for non-cash depreciation and amortization of NT$16,626.2 million. Net cash provided by operating activities amounted to NT$37,310.8 million in 2006, partially as a result of adjusting for non-cash depreciation and amortization, and, to a lesser extent, for gain on insurance settlement and impairment recovery of NT$9,913.8 million. The increase in net cash provided by operating activities in 2008 compared to 2007 was primarily due to a net decrease in accounts receivable of NT$12,915.1 million (US$394.2 million) and a decrease in financial assets for trading of NT$1,108.6 million (US$33.8 million), partially offset by a decrease in net income to NT$6,160.1 million (US$188.0 million) in 2008 from NT$12,165.3 million in 2007 and a net decrease in accounts payable of NT$5,006.5 million (US$152.8 million). The decrease in net cash provided by operating activities in 2007 compared to 2006 was primarily due to a decrease in net income to NT$12,165.3 million in 2007 from NT$17,416.2 million in 2006 and a net increase in accounts receivable of NT$9,634.0 million, partially offset by non-cash gain on insurance settlement and impairment recovery of NT$4,574.5 million in 2006 and a net increase in accounts payable of NT$4,341.3 million.

Net cash used in investing activities amounted to NT$36,359.2 million (US$1,109.9 million) in 2008, primarily due to the acquisition of our subsidiaries for NT$ 26,490.5 million (US$ 808.6 million), the acquisition of property, plant and equipment, such as machinery and equipment for our packaging, testing and interconnect materials operations, of NT$ 18,583.3 million (US$567.3 million), offset by net proceeds from sales of available-for-sale financial assets of NT$9,021.6 million (US$275.4 million). Net cash used in investing activities amounted to NT$18,108.4 million in 2007, primarily due to the acquisition of property, plant and equipment, such as machinery and equipment for our packaging, testing and interconnect materials operations, of NT$17,190.4 million. Net cash used in investing activities amounted to NT$22,104.5 million in 2006, primarily due to the acquisition of property, plant and equipment, such as machinery and equipment for our packaging, testing and interconnect materials operations, of NT$17,764.2 million and, to a lesser extent, the net increase acquisition of available-for-sale financial assets of NT$9,134.1 million, partially offset by proceeds from insurance claims of NT$5,768.0 million.

Net cash provided by financing activities in 2008 amounted to NT$13,862.4 million (US$423.2 million). This amount reflected primarily net proceeds from long-term debts and capital lease obligations of NT$30,162.4 million (US$920.7 million), which was offset by the issuance of cash dividends of NT$ 8,826.6 million (US$269.4 million) and repayment of bonds payable of NT$5,550.0 million (US$169.4 million). Net cash used in financing activities in 2007 amounted to NT$8,492.7 million. This amount reflected primarily the issuance of cash dividends of NT$6,669.1 million and a decrease in long-term debts of NT$4,639.5 million, which was partially offset by an increase in short-term borrowings of NT$3,784.1 million.  Net cash used in financing activities in 2006 amounted to NT$12,581.9 million. This amount reflected primarily a decrease in long-term debts of NT$13,745.7 million.

As of December 31, 2008, our primary source of liquidity was NT$26,138.9 million (US$797.9 million) of cash and NT$1,267.3 million (US$38.7 million) of financial assets—current. Our financial assets—current primarily consisted of quoted stocks and bond investments. As of December 31, 2008, we had total unused short-term credit lines of NT$51,041.4 million (US$1,558.0 million), and total unused long-term credit lines of NT$18,245.9 million (US$557.0 million). As of December 31, 2008, we had working capital of NT$21,096.2 million (US$644.0 million).

As of December 31, 2008, we had total borrowings of NT$62,703.7 million (US$1,914.0 million), NT$8,779.3 million (US$268.0 million) of which were short-term borrowings and NT$53,924.4 million (US$1,646.0 million) of which were long-term borrowings. The interest rate for borrowings under our short-term borrowings ranged from 1.50% to 8.59% per year as of December 31, 2008. Our short-term loans are primarily revolving facilities with a term of one year, each of which may be extended on an annual basis with lender consent. Our long-term borrowings consist primarily of bank loans, bonds payable and capital lease obligations. As of December 31, 2008, we had outstanding long-term borrowings, less current portion, of NT$51,230.5 million (US$1,563.8 million). As of December 31, 2008, the current portion of our long-term borrowings was NT$2,693.9 million (US$82.2 million). Our long-term borrowings carried variable interest rates which ranged between 1.35% and 7.56% per year as of December 31, 2008.

We have pledged a portion of our assets, with a carrying value of NT$4,355.4 million (US$132.9 million) as of December 31, 2008, to secure our obligations under our short-term and long-term facilities.

In March 2008, we entered into a syndicated loan agreement with a banking syndicate led by Citibank, N.A., Taipei Branch for a NT$24,750.0 million term loan facility, which we and the lenders subsequently agreed to reduce to NT$17,500.0 million to afford us more flexibility to request additional loans in the future. As of June 3, 2008, we had drawn down NT$17,500.0 million, the full amount of the facility, to finance a portion of the consideration for our acquisition, by way of a scheme of arrangement under Singapore law, of all the outstanding ordinary shares of ASE Test that we did not already directly or indirectly own.  In May 2008, we entered into an additional syndicated loan agreement with a banking syndicate led by Citibank, N.A., Taipei Branch for a US$200.0 million term loan facility, also for the purposes of financing our acquisition of ASE Test’s outstanding ordinary shares. As of June 4, 2008, we had drawn down the entire balance of this facility.

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

In January 2004, we issued eleven series of secured non-convertible bonds in the aggregate principal amount of NT$2.75 billion. These bonds bear semi-annual interest at floating LIBOR-based rates. We repaid half of the aggregate principal amount of the bonds in January 2008 and the remaining half in January 2009.  Our payment obligations under the bonds were secured by guarantees provided by syndicate banks pursuant to a guarantee agreement entered into in December 2003, for which Chinatrust Commercial Bank, Ltd. and The Hongkong and Shanghai Banking Corporation Limited, Taipei Branch acted as arrangers. As of December 31, 2008, we had obtained new long term credit lines payable on a long-term basis to refinance the bonds.

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

We have on occasion failed to comply with certain financial covenants in some of our loan agreements. Such non-compliance may also have, through broadly worded cross-default provisions, resulted in default under some of the agreements governing our other existing debt. For example, we failed to comply with certain debt ratios in some of our loan agreements as a result of additional borrowings to fund our privatization of ASE Test in May 2008 and the distribution of cash dividends in August 2008. By August 2008, we had either obtained waivers for, or refinanced on a long-term basis, all of the relevant loans, and as such are not in default under any of our existing debt.  We cannot assure you that we will be able to remain in compliance with our financial covenants under our loan agreements.  In the event of default, we may not be able to cure the default or obtain a waiver, and our operations could be significantly disrupted and harmed.  See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Restrictive covenants and broad default provisions in our existing debt agreements may materially restrict our operations as well as adversely affect our liquidity, financial condition and results of operations.”

Our contingent obligations consist of guarantees provided by us to our subsidiaries. As of December 31, 2008, we endorsed and guaranteed the promissory notes of our subsidiaries in the amount of NT$8,468.0 million (US$257.7 million). Other than such guarantees, we have no other contingent obligations.

We have made, and expect to continue to make, substantial capital expenditures in connection with the expansion of our production capacity. The table below sets forth our principal capital expenditures incurred for the periods indicated.

	Year Ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
	(in millions)
Machinery and equipment	13,491.2	14,592.8	12,312.5	375.8
Building and improvements	4,239.7	3,579.4	4,311.2	131.6

We have budgeted capital expenditures of approximately US$150 million for 2009, primarily to purchase machinery and equipment in connection with the expansion of our packaging and testing operations. We may adjust the amount of our capital expenditures upward or downward based on market conditions, the progress of our expansion plans and cash flow from operations. Due to the rapid changes in technology in the semiconductor industry, we frequently need to invest in new machinery and equipment, which may require us to raise additional capital. We cannot assure you that we will be able to raise additional capital should it become necessary on terms acceptable to us or at all. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Because of the highly cyclical nature of our industry, our capital requirements are difficult to plan. If we cannot obtain additional capital when we need it, our growth prospects and future profitability may be adversely affected.”

We believe that our existing cash, marketable securities, expected cash flow from operations and existing credit lines under our loan facilities will be sufficient to meet our capital expenditures, working capital, cash obligations under our existing debt and lease arrangements, and other requirements for at least the next twelve months.  We currently hold cash primarily in U.S. dollars, New Taiwan dollars, Malaysian ringgit, Chinese yuan, Japanese yen and Korean won. As of December 31, 2008, we had contractual obligations of NT$45,935.1 million (US$1,402.2 million) due in the next three years. We currently expect to meet our payment obligations through the expected cash flow from operations, long-term borrowings and the issuance of additional equity or equity-linked securities. We will continue to evaluate our capital structure and may decide from time to time to increase or decrease our financial leverage through equity offerings or borrowings. The issuance of additional equity or equity-linked securities may result in additional dilution to our shareholders.

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

We have, from time to time, entered into interest rate swap transactions to hedge our interest rate exposure. As of December 31, 2008, we had NT$13,375.0 million (US$408.3 million) outstanding in interest rate swap contracts. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk—Interest Rate Risk.” We have entered into swap contracts and forward exchange contracts to hedge our existing assets and liabilities denominated in foreign currencies and identifiable foreign currency purchase commitments. As of December 31, 2008, we had US$ 154.5 million outstanding in swap contracts and US$130.0 million outstanding in forward contracts. In October 2003, we entered into cross-currency swap contracts to hedge against exchange rate fluctuations in connection with our US$200.0 million zero coupon convertible bonds due 2008, of which US$15.0 million were repurchased in the market in April 2005. The final outstanding amount under these contracts expired in October 2007, and we have subsequently entered into a number of smaller, monthly cross-currency swap contracts. As of December 31, 2008, we had no outstanding cross-currency swap contracts. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and note 5 and note 26 to our consolidated financial statements included in this annual report.

RESEARCH AND DEVELOPMENT

For 2006, 2007 and 2008, our research and development expenditures totaled approximately NT$2,632.0 million, NT$3,284.1 million and NT$3,876.8 million (US$118.3 million), respectively. These expenditures represented approximately 2.6%, 3.2% and 4.1% of net revenues in 2006, 2007 and 2008, respectively. We have historically expensed all research and development costs as incurred and none is currently capitalized. As of April 30, 2009, we employed 2,212 employees in research and development.

Packaging

We centralize our research and development efforts in packaging technology in our Kaohsiung, Taiwan facilities. After initial phases of development, we conduct pilot runs in one of our facilities before new technologies or processes are implemented commercially at other sites. Facilities with special product expertise, such as ASE Korea, also conduct research and development of these specialized products and technologies at their sites. One of the areas of emphasis for our research and development efforts is improving the efficiency and technology of our packaging processes and these efforts are expected to continue. We are also putting significant research and development efforts into the development and adoption of innovative technology. We work closely with manufacturers of our packaging equipment and materials in designing and developing the equipment and materials used in our production process. We also collaborate with our significant customers to co-develop new product and process technologies.

In addition to investing in the development of advanced package assembly technology and improving production efficiency, a significant portion of our research and development efforts is focused on the development of advanced substrate production technology for BGA packaging. Substrate is the principal raw material for BGA packages. Development and production of advanced substrates involve complex technology and, as a result, high quality substrates are currently available only from a limited number of suppliers, located primarily in Japan. We believe that our successful development of substrate production capability has, among other things, enabled us to capture an increasingly important value-added component of the packaging process, helped ensure a stable and cost-effective supply of substrates for our BGA packaging operations and shortened time to market.

Testing

Our research and development efforts in the area of testing have focused primarily on improving the efficiency and technology of our testing processes. These efforts include developing software for parallel testing of logic semiconductors, rapid automatic generation and cross-platform conversion of test programs to test logic/mixed-signal/RF semiconductors, automatic code generation for converting and writing testing programs, testing new products using existing machines and providing customers remote access to monitor test results. We are also continuing the development of interface designs to provide for high-frequency testing by minimizing electrical noise. We work closely with our customers in designing and modifying testing software and with equipment vendors to increase the efficiency and reliability of testing equipment. Our research and development operations also include a mechanical engineering group, which currently designs handler kits for semiconductor testing and wafer probing, as well as software to optimize capacity utilization.

OFF-BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth the maturity of our contractual obligations as of December 31, 2008.

	Payments Due by Period
	Total	Under 1 Year	1 to 3 Years	3 to 5 Years	After 5 Years
	NT$	NT$	NT$	NT$	NT$
	(in millions)
Contractual Obligations:
Long-term debt(1)	53,885.4	8,512.4	35,586.8	9,786.2	—
Capital lease obligations(2)	39.0	23.1	15.6	0.3	—
Operating leases(3)	673.7	287.0	253.5	73.5	59.7
Purchase obligations(4)	1,256.7	1,256.7	—	—	—
Total(5)(6)(7)(8)	55,854.8	10,079.2	35,855.9	9,860.0	59.7

(1)	Excludes interest payments.

(2)	Represents our commitments under property leases less imputed interest. These obligations are recorded on our consolidated balance sheets.

(3)
Represents our commitments under leases for land, machinery and equipment such as testers, and office buildings and equipment. See note 29 to our consolidated financial statements included in this annual report.

(4)
Represents unpaid commitments for construction. These commitments are not recorded on our consolidated balance sheets as of December 31, 2008. See note 29 to our consolidated financial statements included in this annual report. Total commitments for construction of buildings were approximately NT$1,532.0 million (US$46.8 million), of which NT$275.3 million (US$8.4 million) had been paid as of December 31, 2008.

(5)
Excludes non-binding commitments to purchase machinery and equipment of approximately NT$2,243.0 million (US$68.5 million), of which NT$27.6 million (US$0.8 million) had been paid as of December 31, 2008. See note 29 to our consolidated financial statements included in this annual report.

(6)
Excludes payments that vary based upon our net sales or sales volume, such as commissions, service fees and royalty payments for technology license agreements. Royalty expenses in 2008 were approximately NT$199.2 million (US$6.1 million). See note 29 to our consolidated financial statements included in this annual report.

(7)
Excludes our minimum pension funding requirements since such amounts have not been determined. Under defined benefit pension plans, we made pension contributions of approximately NT$485.2 million in 2007 , NT$ 153.4 million (US$ 4.7 million) in 2008, and we estimate that we will contribute approximately NT$147.8 million (US$4.5 million) in 2009. See “—Operating Results and Trend Information—Critical Accounting Policies and Estimates” and note 20 to our consolidated financial statements included in this annual report.

(8)
We recognized additional long term taxes payable of NT$19.8 million (US$ 0.6 million) and accrued interest and penalties of NT$17.4 million (US$ 0.5 million)related to uncertain tax positions in the year ended December 31, 2008. At that time, we were unable to make a reasonably reliable estimate of the timing of payments in individual years beyond 12 months due to uncertainties in the timing of the outcome of the tax audits.

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

The term of office for our directors is three years from the date of election. The current board of directors began serving on June 22, 2006.  The terms of the current directors expire on June 21, 2009.  We plan to reelect nine new directors, including two independent directors, at our upcoming shareholders’ meeting on June 25, 2009. The final directors’ list will be confirmed by way of a resolution passed at this shareholders’ meeting.  Directors may serve any number of consecutive terms and may be removed from office at any time by a resolution adopted at a meeting of shareholders. Normally, all board members are elected at the same time, except where the posts of one-third or more of the directors are vacant, at which time a special meeting of shareholders shall be convened to elect directors to fill the vacancies. We and our subsidiaries do not have service contracts with our directors that provide for benefits upon termination of employment.

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

The following table sets forth information regarding all of our directors as of May 31, 2009.

Name	Position	Director Since	Age	Other Significant Positions Held Outside of the ASE Group
Jason C.S. Chang(1)	Director, Chairman and Chief Executive Officer	1984	64	Director of Universal Scientific
Richard H.P. Chang(1)	Director, Vice Chairman and President	1984	62	Chairman of Universal Scientific
Tien Wu(2)	Director and Chief Operating Officer	2003	51	None
Joseph Tung(2)	Director, Chief Financial Officer and Vice President	1997	50	Supervisor of Universal Scientific; Independent director of Ta Chong Bank Ltd.
Raymond Lo(2)	Director and General Manager, Kaohsiung packaging facility	2006	55	None
Jeffrey Chen(2)	Director and Vice President	2003	45	Director of Universal Scientific
Alan Cheng	Director	2005	63	Director of Hung Ching

(1)	Jason C.S. Chang and Richard H.P. Chang are brothers.

(2)
Representative of ASE Enterprises, a company organized under the laws of Hong Kong, which held 17.12% of our outstanding common shares as of May 31, 2009. All of the outstanding shares of ASE Enterprises are held by a company organized under the laws of the British Virgin Islands in trust for the benefit of the family of our Chairman and Chief Executive Officer, Jason C.S. Chang, who is the sole shareholder and director of that company.

Supervisors

We currently have five supervisors, each serving a three-year term.  The current supervisors began serving on June 22, 2006, and their terms will expire on June 21, 2009. We plan to reelect five new supervisors at our upcoming shareholders’ meeting on June 25, 2009.  The final supervisors’ list will be confirmed by way of a resolution passed at this shareholders’ meeting.  The supervisors’ duties and powers include investigation of our business condition, inspection of our corporate records, verification and review of financial statements presented by our board of directors at shareholders’ meetings, convening of shareholders’ meetings, representing us in negotiations with our directors and notification, when appropriate, to the board of directors to cease acting in contravention of any applicable law or regulation, our Articles of Incorporation or the resolutions of our shareholders’ meeting. Each supervisor is elected by our shareholders and cannot concurrently serve as a director, managerial officer or other staff member. The ROC Company Law requires at least one supervisor be appointed at all times, or two supervisors for a company with publicly issued equity shares, and that a supervisor’s term of office be no more than three years.

The following table sets forth information regarding all of our supervisors as of May 31, 2009.

Name	Position	Supervisor Since	Age	Other Significant Positions Held Outside of the ASE Group
Feng Mei-Jean(1)	Supervisor	1984	54	None
Samuel Liu(2)	Supervisor	2005	61	Chief Executive Officer and director of Universal Scientific
Tien-Szu Chen(2)	Supervisor	2006	47	None
John Ho(2)	Supervisor	1998	54	Director of Universal Scientific
Yen-Yi Tseng(2)	Supervisor	2000	67	Chairman of Hung Ching

(1)	Feng Mei-Jean is the wife of Richard H.P. Chang.

(2)	Representative of ASE Test Taiwan.

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

Executive Officers

The following table sets forth information regarding all of our executive officers as of May 31, 2009.

Name	Position	Years with the Company	Age
Jason C.S. Chang	Chairman and Chief Executive Officer	25	64
Richard H.P. Chang	Vice Chairman and President	25	62
Tien Wu	Chief Operating Officer; Chief Executive Officer, ISE Labs	9	51
Joseph Tung	Chief Financial Officer and Vice President	14	50
Raymond Lo	President, ASE Test Taiwan; General Manager, Kaohsiung packaging facility	23	55
Tien-Szu Chen	President, PowerASE	21	47
Chih-Chiang Lee	President, ASESH AT	22	47
Chun-Che Lee	President, ASE Shanghai	25	49
Une Bae	President, ASE Korea	11	52
Nobukatsu Manabe	President, ASE Japan	5	65
Kwai Mun Lee	President, ASE South-East Asia operations	11	46

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

Jeffrey Chen has served as a director of ASE Inc. since June 2003. He is also a Vice President of ASE Inc. Prior to joining the ASE Group, he worked in the corporate banking department of Citibank, N.A. in Taipei and as a Vice President of corporate finance at Bankers Trust in Taipei. He holds a degree in finance and economics from Simon Fraser University in Canada and a master’s degree in business administration from the University of British Columbia in Canada.

Alan Cheng has served as a director of ASE Inc. since June 2005 and is the Chairman of H.R. Silvine Electronics, Inc. as well as a director of Hung Ching Development & Construction Co., Ltd., an affiliate of ours. Mr. Cheng holds a degree in industrial engineering from Chung Yuan Christian University in Taiwan and a master’s degree in industrial engineering from Rhode Island University.

Feng Mei-Jean has served as a supervisor of ASE Inc. since March 1984. She holds a degree in economics from National Taiwan University. She is the wife of Richard H.P. Chang, our Vice Chairman and President.

Samuel Liu has served as a supervisor of ASE Inc. since May 2005. He is currently the Chief Executive Officer and a director for Universal Scientific Industrial, Inc., an affiliated company of ASE Inc. Mr. Liu has worked in the electronics industry for over 30 years in various technical and management roles. He holds a B.S.E.E. from National Taiwan University and a Ph.D. in material science from Stanford University.

Tien-Szu Chen has served as a supervisor of ASE Inc. since June 2006. Mr. Chen holds a bachelor’s degree in industrial engineering from Chung Yuan Christian University in Taiwan.

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

Chih-Chiang Lee has served as a President of ASESH AT since 2007 prior to which he has occupied various managing positions at ASE Inc. since 1988.  Mr. Lee holds a degree in engineering management from National Tsing Hua University in Taiwan.

Chun-Che Lee has served as a President of ASE Shanghai since July 2005. Mr. Lee has also served as a President of R&D of ASE Inc., prior to which he was a vice president, director and manager of research and development at ASE Inc. since 1984.  Mr. Lee holds a degree in Aeronautic from the Tamkung University of Taiwan.

Ung Bae has served as President of ASE Korea since July 2008, after serving as Senior Vice President of ASE Korea since July 1999.  Mr. Bae was Vice President of Motorola Korea, Limited before joining ASE Korea when we acquired Motorola Korea, Limited.  He holds a degree in electronic engineering from the In-Ha university of Korea.

Nobukatsu Manabe has served as President of ASE Japan since May 2004. Prior to this appointment, he served as Executive Officer of Yamaguchi NEC and Yamagata NEC Co., Ltd. after occupying various managing positions within the NEC Group including positions in the United Kingdom and Singapore.  He holds a bachelors of Science in Physics from Kyushu University of Japan.

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

COMPENSATION

In 2008, we paid to our directors, supervisors and executive officers approximately NT$335.3 million (US$10.2 million) in cash remuneration and 2,400,528 shares in stock bonuses. We did not pay any remuneration in kind to our directors, supervisors or executive officers in 2008. In 2008, we accrued pension costs of NT$74.2 million (US$2.3 million) for retirement benefits for our management. The remuneration of our independent directors is set at NT$ 2.0 million per person per year. As of May 31, 2009, we had not appointed any independent directors. In addition, according to our Articles of Incorporation, not more than two percent of our annual net earnings (after recovering any losses incurred in prior years and deducting the legal reserve and special reserve provisions, if any) may be distributed as bonuses to our directors. 7% to 10% of our annual net earnings (after recovering any losses incurred in prior years and deducting the legal reserve and special reserve provisions, if any) may be distributed as a bonus to employees, including executive officers.

We have not provided any loans to or guarantees for the benefit of any of our directors, supervisors or executive officers.  For information regarding our pension and other retirement plans and those of our subsidiaries, see note 20 to our consolidated financial statements included in this annual report.

ASE Inc. Employee Bonus and Stock Option Plans

We award bonuses to employees of ASE Inc. and its subsidiaries who are located in Taiwan based on overall income and individual performance targets.  Prior to 2009, these employees were eligible to receive bonuses in the form of our common shares valued at par.  Beginning in 2009, employees are eligible to receive bonuses in the form of our common shares valued at the closing price of the common shares on the day prior to our shareholders’ meeting.  Actual amounts of bonuses to individual employees are determined based upon the employee meeting specified individual performance objectives. We did not grant any bonuses or stock options in 2006.  In 2007, we granted an aggregate of 53,502,850 common shares as stock bonuses with an aggregate value of NT$535.0 million. At our annual shareholders’ meeting held on June 28, 2007, our shareholders, in addition to approving such stock bonus, also approved NT$535.0 million as cash bonuses to employees. In 2008, we granted an aggregate of 38,320,500 common shares as stock bonuses with an aggregate value of NT$ 383.2 million. At our annual shareholders’ meeting held on June 19, 2008, our shareholders, in addition to approving such stock bonuses, also approved NT$ 383.2 million as cash bonuses to employees. In 2009, our directors proposed a distribution of NT$554.4 million as cash bonuses to employees.  The proposal is still awaiting shareholders’ approval.

We currently maintain three option plans, adopted in 2002, 2004 and 2007.  Pursuant to these plans, our full-time employees as well as the full-time employees of our domestic and foreign subsidiaries are eligible to receive stock option grants. Each option entitles the holder to purchase one ASE Inc. common share at a price equal to the closing market price on the date of the option issuance, such exercise price being subject to retroactive adjustment in the event of certain capital transactions in subsequent periods. Each option is exercisable upon vesting for five years. Forty percent of the options originally granted vest upon the second anniversary of the grant date, and an additional 10% of the options originally granted vest every six months thereafter. Each option expires at the end of the 10th year following its grant date. The options are generally not transferable. As of December 31, 2008, a total of 159,968,000 options had been granted under the 2002 plan, 145,989,000 of which had an original exercise price of NT$20.80 per share (currently adjusted to NT$10.30 per share) and 13,979,000 of which had an original exercise price of NT$24.60 per share (currently adjusted to NT$14.30 per share). As of December 31, 2008, a total of 139,917,000 options had been granted under the 2004 plan, 124,917,000 of which had an original exercise price of NT$26.60 per share (currently adjusted to NT$18.90 per share) and 15,000,000 of which had an original exercise price of NT$20.55 per share (currently adjusted to NT$15.40 per share).  As of December 31, 2008, a total of 185,806,000 options had been granted under the 2007 plan.  The original exercise price under the 2007 plan was NT$30.65 per share (currently adjusted to NT$29.60 per share).

ASE Test Share Option Plans

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

ASE Mauritius Inc. Share Option Plans

As of December 31, 2008, ASE Mauritius Inc. maintained one option plan adopted in 2007. Under this plan, certain employees of ASE Mauritius Inc. and the ASE Group are granted options to purchase ordinary shares of ASE Mauritius Inc. at an exercise price of US$1.70, which exercise price was determined by taking into account a fairness opinion rendered by an independent appraiser and was reviewed by our accountants. Each option is exercisable upon vesting for five years and expires after 10 years. As of December 31, 2008, a total of 30,000,000 options had been granted under this plan with an exercise price of US$1.70.

EMPLOYEES

The following table sets forth, for the periods indicated, certain information concerning our employees for the dates indicated.

	As of December 31,
	2006	2007	2008
Total	26,986	29,942	26,977
Function
Direct labor	16,321	17,172	15,114
Indirect labor (manufacturing)	6,614	7,321	6,704
Indirect labor (administration)	2,227	2,992	2,922
Research and development	1,824	2,457	2,237
Location

	As of December 31,
	2006	2007	2008
Taiwan	19,145	18,614	16,291
Malaysia	2,259	2,558	2,324
PRC	1,972	5,187	4,846
Korea	1,851	1,859	1,826
Japan	1,020	1,009	974
Singapore	392	371	380
United States	347	344	336

The reduction in our employee count in 2008 arose primarily as a response to the global economic crisis in late 2008, which severely affected the entire semiconductor industry.  In November 2008, we implemented a series of cost reduction measures, including layoffs, reductions in salary and/or overtime compensation for certain employees and unpaid leave and early retirement programs.  In April 2009, demand for our services began to recover and we suspended most of these cost reduction measures.

Eligible employees may participate in our employee share bonus plan and stock option plans and ASE Mauritius Inc’s share option plans. See “—Compensation—ASE Inc. Employee Bonus and Stock Option Plans” and “—Compensation—ASE Mauritius Inc. Share Option Plans.” See also note 22 to our consolidated financial statements included in this annual report.

With the exception of ASE Korea’s employees, our employees are not covered by any collective bargaining arrangements. We believe that our relationship with our employees is good.

SHARE OWNERSHIP

The following table sets forth certain information with respect to our common shares and options exercisable for our common shares held by our directors, supervisors and executive officers as of April 30, 2009.

Director, Supervisor or Executive Officer	Number of ASE Inc. Common Shares Held		Percentage of Total ASE Inc. Common Shares Issued and Outstanding	Number of Options Held(1)	Exercise Price of Options (NT$)	Expiration Date of Options
Jason C.S. Chang	57,544,012	(2)	1.04%	11,180,000	10.30–29.60	12/24/2012–12/19/2017
Richard H.P. Chang	73,453,840		1.32%	6,770,000	10.30–29.60	12/24/2012–12/19/2017
Tien Wu	1,622,856		0.03%	*	10.30–29.60	12/24/2012–12/19/2017
Joseph Tung	2,612,582		0.05%	*	10.30–29.60	12/24/2012–12/19/2017
Raymond Lo	1,332,458		0.02%	*	10.30–29.60	12/24/2012–12/19/2017
Jeffrey Chen	927,964		0.02%	*	14.30–29.60	08/22/2013–12/19/2017
Alan Cheng	452,494		0.01%	*	29.60	12/19/2017
Feng Mei-Jean	86,928,008		1.57%	200,000	29.60	12/19/2017
Samuel Liu	68,277		0.00%	*	18.90	06/30/2014
Tien-Szu Chen	355,391		0.01%	*	10.30–29.60	12/24/2012–12/19/2017
John Ho	1,366,106		0.02%	*	10.30–29.60	12/24/2012–12/19/2017
Yen-Yi Tseng	195,526		0.00%	*	18.90–29.60	06/30/2014–12/19/2017
Chih-Chiang Lee	589,395		0.01%	*	10.30–29.60	12/24/2012–12/19/2017
Chun-Che Lee	2,112,470		0.04%	*	10.30–29.60	12/24/2012–12/19/2017
Ung Bae	0		0.00%	*	10.30–29.60	12/24/2012–12/19/2017
Nobukatsu Manabe	30,867		0.00%	*	18.90–29.60	06/30/2014–12/19/2017
Kwai Mun Lee	0		0.00%	*	14.30–29.60	08/22/2013–12/19/2017

(1)	Each option covers one of our common shares.

(2)
In addition to holding 1.04% of our common shares directly, Jason C.S. Chang is the sole shareholder and director of a company that holds all the outstanding shares of ASE Enterprises, which holds 17.12% of our common shares. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

*	The sum of the number of common shares held and the number of common shares issuable upon exercise of all options held is less than 1% of our total outstanding common shares.

Item 7.  Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth information known to us with respect to the beneficial ownership of our common shares, as of April 30, 2009, by each shareholder known by us to beneficially own more than 5% of our outstanding common shares and all directors, supervisors and executive officers as a group.

	Common Shares Beneficially Owned
Name of Shareholder or Group	Number	Percentage
ASE Enterprises(1)	949,483,271	17.1%
Directors, supervisors and executive officers as a group(2)	1,179,075,517	21.3%

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

The following table sets forth information relating to our common shares held directly by our consolidated subsidiaries and unconsolidated affiliates as of May 31, 2009.

	Common Shares Beneficially Owned
Name of Shareholder	Number	Percentage
ASE Test Taiwan(1)	986,223	0.02%
Hung Ching(2)	61,230,021	1.1%
J&R Holding Limited(3)	109,770,444	2.0%

(1)	ASE Test Taiwan was our 99.99%-owned subsidiary as of May 31, 2009.

(2)	As of May 31, 2009, we held 26.2% of the outstanding shares of Hung Ching. See “Item 4. Information on the Company—Organizational Structure—Our Unconsolidated Affiliates.”

(3)
J&R Holding Limited is our wholly-owned subsidiary.  J&R Holding Limited’s ownership of our common shares is the result of the merger of ASE Chung Li with and into us in August 2004 and subsequent dividends upon shares received in connection with this merger.

In connection with the merger of ASE Chung Li and ASE Material with and into ASE Inc. in August 2004, we and ASE Test established a trust to hold and dispose of 149,175,000 and 5,000,000 of our common shares that were issued to ASE Test and ASE Test Taiwan, respectively, upon completion of the merger. As a result, the trustee appointed under the trust agreement has become one of our shareholders until such common shares are sold as permitted under the rules and regulations of the Taiwan Stock Exchange and the terms and conditions of the trust agreement. As of May 31, 2009, as a result of stock dividends, the total amount of our common shares held by the trust was 211,775,294. See “—Related Party Transactions.”

As of May 31, 2009, none of our major shareholders had voting rights different from those of our other shareholders.

Other than FMR Corp. becoming the beneficial owner of more than 5% of our outstanding common shares in 2005, and ceasing to be the beneficial owner of more than 5% of our outstanding common shares in 2006, there were no significant changes in our major shareholders or significant changes in the percentage ownership of any of our major shareholders in 2006, 2007 and 2008.

As of May 31, 2009, a total of 5,547,064,694 common shares were outstanding. With certain limited exceptions, holders of common shares that are not ROC persons are required to hold their common shares through a brokerage account in the ROC. As of May 15, 2009, 214,295,660 common shares were registered in the name of a nominee of Citibank, N.A., the depositary under our ADS deposit agreement. Citibank, N.A., has advised us that, as of May 15, 2009, 42,858,825 ADSs, representing 214,294,125 common shares, were held of record by Cede & Co., and 296 ADSs, representing 1,480 common shares, were held by seven other U.S. persons. The remaining 55 common shares held by Citibank, N.A. are a result of fractional shares distributed during stock distributions on the common shares underlying the ADSs. We have no further information as to common shares held, or beneficially owned, by U.S. persons.

RELATED PARTY TRANSACTIONS

In recent years, we have awarded our common shares to the employees of our subsidiaries as part of their compensation, based in part on our consolidated net income and the subsidiaries’ contribution to the consolidated income. We expect this practice to continue in the future.

In order to comply with Singapore law and ROC Company Law, trusts organized under ROC law have been established to hold and dispose of our common shares issued to ASE Test and ASE Test Taiwan in connection with the merger of ASE Chung Li and ASE Material into our company in August 2004. Under Section 76(1)(b)(ii) of the Companies Act, Chapter 50, of Singapore, ASE Test, a Singapore company, may not purport to acquire, directly or indirectly, shares or units of shares in our company, ASE Test’s parent company. Pursuant to the applicable trust agreements, the trustee under each trust is (1) the registered owner of the common shares, (2) authorized to exercise all of the rights as a shareholder of the common shares, (3) authorized to sell the common shares, subject to market conditions, when such common shares become available for resale under ROC law and in accordance with volume limitations under ROC law, at its sole discretion; provided such common shares are sold (i) in compliance with ROC laws and regulations, (ii) in an orderly manner in order to minimize the impact on the trading price of the common shares, and (iii) in a manner consistent with its fiduciary duties owed to ASE Test and (4) able to transfer and deliver to ASE Test or ASE Test Taiwan the proceeds from the sale of our common shares and any cash dividends distributed, as the case may be. Neither ASE Test nor ASE Test Taiwan have any rights with respect to the common shares held in trust pursuant to the applicable trust agreements other than the right to receive the proceeds from the sale of such common shares and cash dividends declared while the shares remain in trust. As of May 31, 2009, these trusts held 204,907,278 of our common shares issued to ASE Test and 6,868,016 of our common shares issued to ASE Test Taiwan.

On May 30, 2008, we acquired, by way of a scheme of arrangement under Singapore law, all the outstanding ordinary shares of ASE Test that we did not already directly or indirectly own, making ASE Test our wholly-owned subsidiary. See “Item 4. Information on the Company—History and Development of the Company—ASE Test Share Acquisition and Privatization.”

We have historically guaranteed the promissory notes of many of our subsidiaries. As of December 31, 2008, we had endorsed and guaranteed an aggregate amount of NT$8,468.0 million (US$257.7 million) of the outstanding promissory notes of our subsidiaries.

On May 23, 2006, we purchased from Hung Ching two new buildings in Chung Li, Taiwan that we built with Hung Ching for NT$1,311.4 million. These buildings have a floor space of approximately 1,313,000 square feet and house part of our testing and packaging operations. On December 19, 2007, we purchased from Hung Ching an additional building in Chung Li, Taiwan for NT$141.2 million. This building houses power generation and other ancillary support equipment.

We entered into a contract with Hung Ching in connection with the construction of a factory and office building in Kaohsiung, Taiwan.  The contract was terminated in 2008 as a result of which we paid Hung Ching NT$36 million (US$1.1 million) for certain costs incurred during the construction.

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

On May 15, 2007, at Tessera’s request, the United States International Trade Commission, or the ITC, instituted an investigation, or ITC Investigation No. 605, of certain of ASE’s co-defendants and other companies, including certain of ASE’s customers, but not ASE and the other contract chip packagers that were included as defendants in the California case.  On May 20, 2009, the ITC issued its final determination in ITC Investigation No. 605, finding infringement of both asserted patents by the ITC Investigation No. 605 respondents’ accused semiconductor packages.  The ITC also issued (1) a limited exclusion order prohibiting the unlicensed entry of semiconductor packages found to infringe, and products incorporating such chips, manufactured abroad by or on behalf of, or imported by or on behalf of, Spansion, Qualcomm, ATI, Motorola, ST-NV, and Freescale; and (2) cease and desist orders directed to Motorola, Qualcomm, Freescale, and Spansion.  The foregoing remedies granted by the ITC could affect certain of ASE’s customers.  The ITC did not grant a general exclusion order as requested by Tessera.  The time for appealing the ITC’s final determination is expected to begin on July 20, 2009.  The district court in the California case has vacated the trial schedule and stayed all proceedings until a final resolution is reached in ITC Investigation No. 605.

After initiating ITC investigation No. 605, Tessera indicated that it desired to include ASE and the other contract chip packagers from the California case in a new ITC investigation.  Tessera obtained approval from the California court to bring a new ITC investigation against the other contract chip packagers after Tessera agreed to limit such investigation to packages outside the scope of the licenses of the contract chip packagers.  On April 21, 2008, Tessera filed its ITC complaint against the contract chip packagers, and on May 21, 2008, the ITC instituted a new investigation against them, or ITC Investigation No. 649, which involves three patents also asserted in the original California case, as well as one newly-asserted patent.  On August 4, 2008, ASE, Inc., ASE (U.S.) Inc. and ASE Test Limited filed an action in the United States District Court for the Northern District of California against Tessera, Inc. seeking a declaratory judgment of non-infringement and invalidity of the patent newly asserted by Tessera in the ITC.  The complaint was served on November 7, 2008.  Tessera served its answer and counterclaims on December 1, 2008.  On December 19, 2008, the court stayed the case in response to a joint motion of the parties.  On  March 12, 2009, Tessera moved to terminate ITC Investigation No. 649.  In a press release announcing its motion to terminate, Tessera pointed to uncertainties created by legal rulings concerning the remedies available against non-importers, delays in the progress of ITC Investigation No. 649, and its desire to focus its enforcement efforts.  The motion to terminate has not yet been acted on by the Judge or the ITC, but in the event it is granted, ITC Investigation No. 649 will be terminated without the issuance of an exclusion order or any other remedy in ITC Investigation No. 649 that would prevent the importation or sale in the United States of semiconductor packages assembled by ASE, or products containing such packages (other than as discussed above).

The United States Patent and Trademark Office has also instituted reexamination proceedings on all the patents Tessera has asserted in the California case and the ITC investigations.  Thus far, the United States Patent and Trade Office has found that all of the claims asserted by Tessera in ITC Investigation No. 649 are not patentable, but the reexamination proceedings have not yet concluded.

It is not possible to predict the outcome of the California litigation, the ITC investigations, the reexamination proceedings, the total costs of resolving these disputes, or when the stay of the California litigation will be lifted.

DIVIDENDS AND DIVIDEND POLICY

We have historically paid dividends on our common shares with respect to the results of the preceding year following approval by our shareholders at the annual general meeting of shareholders.  We have historically paid the large majority of our dividends in the form of stock. We have paid annual stock dividends on our common shares since 1989, except in 2002 and 2006 when we did not pay any dividend due to the losses we incurred in the 2001 and 2005 fiscal years, respectively. We also paid cash dividends of NT$1.48 per share in 2007 and NT$1.71 per share in 2008. Our directors have proposed to pay cash dividends of NT$0.50 per share based on the 5,473,136,894 shares registered as of March 26, 2009. This proposal is awaiting shareholders’ approval and the actual cash dividends per share will be adjusted by any fluctuations in the number of our shares due to, for example, the exercise of share options or the cancellation of treasury stock.

The following table sets forth the stock dividends paid during each of the years indicated and related information.

	Stock Dividends Per Common Share(1)	Total Common Shares Issued as Stock Dividends	Outstanding Common Shares on Record Date(2)	Percentage of Outstanding Common Shares Represented by Stock Dividends
	NT$
1997	3.80	277,020,000	729,000,000	38.0%
1998	7.20	732,240,000	1,017,000,000	72.0%
1999	1.07	190,460,000	1,780,000,000	10.7%
2000	3.15	623,811,852	1,980,355,086	31.5%
2001	1.70	467,840,000	2,752,000,000	17.0%
2002	—	—	3,254,800,000	—
2003	1.00	325,480,000	3,254,800,000	10.0%
2004	0.57	221,977,360	3,862,595,437	5.7%
2005	1.00	411,221,140	4,113,744,200	10.0%
2006	—	—	4,592,508,620	—
2007	1.48	694,101,071	4,645,295,431	14.9%
2008	0.29	158,766,146	5,484,848,118	2.9%

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

In order to meet the needs of our present and future capital expenditures, we anticipate paying both stock and cash dividends in the future. The form, frequency and amount of future cash or stock dividends on our common shares will depend upon our net income, cash flow, financial condition and other factors. While we have a general policy of distributing cash dividends ranging from 0% to 50% of a total dividend distribution, our Articles of Incorporation allow us to distribute cash dividends in excess of 50% of a dividend distribution subject to shareholder approval and other factors such as economic conditions, developments in our operations and our cash position. Our directors have proposed an amendment to our policy that requires that cash dividends comprise no less than 30% of our total dividend distributions. This proposal is awaiting shareholders’ approval. See “Item 10. Additional information––Articles of Incorporation––Dividends and Distributions.”

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

Item 9.  The Offer and Listing

OFFER AND LISTING DETAILS

Our common shares were first issued in March 1984 and have been listed on the Taiwan Stock Exchange since July 1989. The Taiwan Stock Exchange is an auction market where the securities traded are priced according to supply and demand through announced bid and ask prices. As of May 31, 2009, there were an aggregate of  5,547,064,694 of our common shares outstanding. The following table sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Taiwan Stock Exchange for the common shares and the high and low of the daily closing values of the Taiwan Stock Exchange Index. The closing price for our common shares on the Taiwan Stock Exchange on June 5, 2009 was NT$20.05 per share.

	Closing Price per Share		Adjusted Closing Price per Share(1)		Average Daily Trading Volume	Taiwan Stock Exchange Index
	High	Low	High	Low	(in thousands of shares)	High	Low
2004	35.73	19.19	28.07	15.07	26,992	7,034.1	5,316.9
2005	31.00	17.59	26.91	13.82	29,280	6,575.5	5,633.0
2006	38.30	26.50	33.25	23.00	53,789	7,823.7	6,257.8
2007	48.80	29.55	42.36	26.83	28,931	9,809.9	7,344.6
First Quarter	41.20	35.90	35.76	31.16	25,379	7,935.5	7,344.6
Second Quarter	45.15	37.60	39.19	32.64	32,398	8,939.2	7,875.4
Third Quarter	48.80	30.55	42.36	27.74	29,749	9,744.1	8,090.3
Fourth Quarter	39.10	29.55	35.51	26.83	28,011	9,809.9	7,804.4
2008	34.25	9.85	31.10	9.85	24,392	9,295.2	4,089.9

	Closing Price per Share		Adjusted Closing Price per Share(1)		Average Daily Trading Volume	Taiwan Stock Exchange Index
	High	Low	High	Low	(in thousands of shares)	High	Low
First Quarter	32.50	25.00	29.51	22.70	23,517	8,865.4	7,408.4
Second Quarter	34.25	27.10	31.10	24.61	21,689	9,295.2	7,523.5
Third Quarter	28.30	16.05	25.70	16.05	23,773	7,408.0	5,642.0
Fourth Quarter	16.95	9.85	16.95	9.85	28,388	5,764.0	4,089.9
December	12.35	9.85	12.35	9.85	32,673	4,694.8	4,225.1
2009
First Quarter	18.50	10.75	18.50	10.75	35,485	5,390.7	4,242.6
January	13.10	10.75	13.10	10.75	22,011	4,789.8	4,242.6
February	12.50	11.15	12.50	11.15	27,651	4,592.5	4,260.0
March	18.50	11.95	18.50	11.95	50,570	5,390.7	4,425.8
Second Quarter
April	17.80	16.20	17.80	16.20	56,818	5,997.2	5,314.5
May	20.90	18.60	20.90	18.60	48,322	6,890.4	6,330.4

(1)	As adjusted retroactively by the Taiwan Stock Exchange to give effect to stock dividends paid in the periods indicated. See “Item 8. Financial Information—Dividends and Dividend Policy.”

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

Our ADSs have been listed on the New York Stock Exchange under the symbol “ASX” since September 26, 2000. The outstanding ADSs are identified by the CUSIP number 00756M404. As of May 15, 2009, a total of 42,859,121 ADSs were outstanding. The following table sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs and the highest and lowest of the daily closing values of the New York Stock Exchange Index. The closing price for our ADSs on the New York Stock Exchange on June 5, 2009 was US$3.01 per ADS.

	Closing Price per ADS		Adjusted Closing Price per ADS(1)		Average Daily Trading Volume	New York Stock Exchange Index
	High	Low	High	Low	(in thousands of ADSs)	High	Low
	US$	US$	US$	US$
2004	5.95	3.18	3.87	2.09	300	7,253.56	6,217.06
2005	4.49	2.85	3.41	2.12	331	7,852.18	6,935.31
2006	6.12	4.00	4.65	3.04	404	9,179.40	7,719.78
2007	7.45	4.59	5.66	4.15	658	10,311.61	8,837.97
First Quarter	6.10	5.57	4.63	4.23	304	9,453.93	8,837.97
Second Quarter	6.95	5.76	5.28	4.37	856	10,064.05	9,305.55
Third Quarter	7.45	4.73	5.66	4.15	805	10,220.67	9,087.10
Fourth Quarter	6.02	4.59	5.46	4.17	654	10,311.61	9,389.50
2008	5.57	1.42	5.05	1.42	622	9,656.00	4,651.21
First Quarter	4.98	3.98	4.52	3.61	812	9,656.00	8,489.38
Second Quarter	5.57	4.45	5.05	4.04	423	9,603.01	8,623.51
Third Quarter	4.51	2.54	4.09	2.54	645	8,641.28	7,204.01
Fourth Quarter	2.58	1.42	2.58	1.42	615	7,519.95	4,651.21
December	1.84	1.42	1.84	1.42	816	5,804.97	5,092.66
2009
First Quarter	2.89	1.49	2.89	1.49	673	5,968.84	4,226.31

	Closing Price per ADS		Adjusted Closing Price per ADS(1)		Average Daily Trading Volume	New York Stock Exchange Index
	High	Low	High	Low	(in thousands of ADSs)	High	Low
	US$	US$	US$	US$
January	1.90	1.49	1.90	1.49	433	5,968.84	5,058.06
February	1.82	1.60	1.82	1.60	505	5,479.88	4,617.03
March	2.89	1.59	2.89	1.59	1,035	5,230.53	4,226.31
Second Quarter
April	3.03	2.36	3.03	2.36	1,034	5,516.14	5,085.76
May	3.38	2.83	3.38	2.83	2,266	6,004.07	5,568.76

(1)	As adjusted retroactively to give effect to stock dividends paid in the periods indicated.

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

Our Articles of Incorporation provide, in Article 2, that we may engage in the following types of business:

●	the manufacture, assembly, processing, testing and export of various types of integrated circuitry;

●	the research, development, design and manufacture, assembly, processing, testing and export of various computers, electronics, communications, information products and their peripheral products;

●	general import and export trading (excluding businesses that require trading permits);

●	the manufacture of electronic parts and components;

•	the manufacture of mechanical and electronic devices and materials (including integrated circuit leadframes, BGA substrates and flip-chip substrates);

•	wholesale and retail sales of electronic materials;

•	technical support and consulting service for integrated circuit leadframes, BGA substrates and flip-chip substrates;

•	leasing; and

•	except any business requiring a special permit, any business not prohibited or restricted by law or regulation.

We were incorporated on March 23, 1984 as a company limited by shares under the ROC Company Law. Our authorized capital was NT$80,000,000,000, divided into 8,000,000,000 common shares, 5,547,064,694 of which were issued in registered form and outstanding as of May 31, 2009. We do not have any equity in the form of preference shares or otherwise outstanding as of the date of this annual report.

With the approval of our board of directors and the ROC Financial Supervisory Commission, Executive Yuan, we may grant stock options to our employees, provided that NT$8,000,000,000 of our authorized capital is reserved for employee stock options and that the shares to be issued under any option plan shall not exceed 10% of our outstanding common shares and the total number of shares to be issued under all option plans shall not exceed 15% of our outstanding common shares.  The exercise price of an option shall not be less than the closing price of our common shares on the Taiwan Stock Exchange on the grant date of the option. As of December 31, 2008, we had granted 485,691,000 options pursuant to employee stock option plans established on August 28, 2002, May 27, 2004 and November 22, 2007 to our full-time employees as well as to full-time employees of our domestic and foreign subsidiaries. See “Item 6.  Directors, Senior Management and Employees—Compensation—ASE Inc. Employee Bonus and Stock Option Plans.” We have 800,000,000 common shares reserved for issuance under our employee stock option plans.

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

At the annual general shareholders’ meeting, our board of directors submits to the shareholders for their approval any proposal for the distribution of dividends or the making of any other distribution to shareholders from our net income for the preceding fiscal year. All common shares outstanding and fully paid as of the relevant record date are entitled to share equally in any dividend or other distribution so approved. Dividends may be distributed in cash, in the form of common shares or a combination of the two, as determined by the shareholders at the meeting. While we have a general policy of distributing cash dividends ranging from 0% to 50% of a total dividend distribution, our Articles of Incorporation allow us to distribute cash dividends in excess of 50% of a dividend distribution subject to shareholder approval and other factors such as economic conditions, developments in our operations and our cash position. Our directors have proposed an amendment to our policy that requires that cash dividends comprise no less than 30% of our total dividend distributions. This proposal is awaiting shareholders’ approval. See “Item 8. Financial Information—Dividends and Dividend Policy.”

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

Other Rights of Shareholders

Under the ROC Company Law, dissenting shareholders are entitled to appraisal rights in certain major corporate actions such as a proposed amalgamation by the company. If agreement with the company cannot be reached, a dissenting shareholder may seek a court order for the company to redeem all of their shares. Shareholders may exercise their appraisal rights by serving written notice on the company prior to or at the related shareholders’ meeting and/or by raising and registering an objection at the shareholders’ meeting. In addition to appraisal rights, shareholders have the right to sue for the annulment of any resolution adopted at a shareholders’ meeting where the procedures were legally defective within 30 days after the date of the shareholders’ meeting. One or more shareholders who have held more than 3% of the issued and outstanding shares of a company for more than one year may require a supervisor to bring a derivative action on behalf of the company against a director as a result of the director's unlawful actions or failure to act.

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

MATERIAL CONTRACTS

Joint Venture Agreement by and among Powerchip Semiconductor Corp. and Advanced Semiconductor Engineering, Inc.

On July 14, 2006, we entered into a joint venture agreement with Powerchip Semiconductor Corp. to establish PowerASE to focus on packaging and testing of memory semiconductors. Pursuant to the joint venture agreement, we invested US$30.0 million for a 60.0% of the equity interest in PowerASE and Powerchip invested US$20.0 million for the remaining 40.0%.

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

Syndicated Loan Agreements between Advanced Semiconductor Engineering, Inc. and banking syndicates led by Citibank, N.A., Taipei Branch

On March 3, 2008, we entered into a syndicated loan agreement with a banking syndicate led by Citibank, N.A., Taipei Branch for a NT$24,750.0 million term loan facility, which we and the lenders subsequently agreed to reduce to NT$17,500.0 million, for the purposes of financing our acquisition of all the outstanding ordinary shares of ASE Test pursuant to the Scheme. On May 29, 2008, we entered into an additional syndicated loan agreement with a banking syndicate led by Citibank, N.A., Taipei Branch for a US$200.0 million term loan facility, also in connection with the Scheme. For more information on the Scheme, see “Item 4. Information on the Company—History and Development of the Company—ASE Test Share Acquisition and Privatization.”

Equity Purchase Agreement between Aimhigh Global Corp., TCC Steel and J&R Holding Limited in respect of Weihai Aimhigh Electronic Co. Ltd.

On March 17, 2008, we, through our subsidiary J&R Holding Limited, entered into an equity purchase agreement with Aimhigh Global Corp. and TCC Steel in connection with the acquisition of 100.0% of ASE (Weihai), Inc., formerly known as Weihai Aimhigh Electronic Co. Ltd., for a purchase price of US$7.0 million.

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

Dividends

Dividends (whether in cash or common shares) declared by us out of retained earnings and distributed to a non-ROC holder in respect of common shares or ADSs are subject to ROC withholding tax, currently at the rate of 20% on the amount of the distribution (in the case of cash dividends) or on the par value of the distributed common shares (in the case of stock dividends). A 10% undistributed earnings tax is imposed on a ROC company for its after-tax earnings generated after January 1, 1998 which are not distributed in the following year. The undistributed earnings tax so paid will further reduce the retained earnings available for future distribution. When we declare a dividend out of those retained earnings, an amount in respect of the undistributed earnings tax, up to a maximum amount of 10% of the dividend to be distributed, will be credited against the 20% withholding tax imposed on the non-ROC holders.

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

Subscription Rights

Distributions of statutory subscription rights for the common shares in compliance with the ROC Company Act are currently not subject to ROC tax. Proceeds derived from sales of statutory subscription rights evidenced by securities are currently exempted from income tax but are subject to securities transaction tax, currently at the rate of 0.3% of the gross amount received. Income derived from sales of statutory subscription rights which are not evidenced by securities are treated as income generated from property transactions and are subject to income tax at a fixed rate of 20% of the income if the seller is a non-ROC holder. Subject to compliance with ROC law, we, in our sole discretion, may determine whether statutory subscription rights are evidenced by securities.

Estate and Gift Tax

ROC estate tax is payable on any property within the ROC of a deceased non-resident individual, and ROC gift tax is payable on any property within the ROC donated by a non-resident individual. Estate tax and gift tax are currently imposed at the rate of 10%. Under the ROC Estate and Gift Act, shares and bonds issued by ROC companies are deemed located in the ROC without regard to the location of the owner.  It is unclear whether a holder of ADSs will be considered to own common shares for this purpose.

Tax Treaty

At present, the ROC has income tax treaties with Indonesia, Singapore, New Zealand, Australia, the United Kingdom, South Africa, Gambia, Swaziland, Malaysia, Macedonia, the Netherlands, Senegal, Sweden, Belgium, Denmark and Vietnam. These tax treaties may limit the rate of ROC withholding tax on dividends paid with respect to common shares in ROC companies. A non-ROC holder of ADSs will be considered as the beneficial owner of common shares for the purposes of such treaties. Accordingly, a holder of ADSs who wishes to apply a reduced withholding tax rate that is provided under a tax treaty should consult its own tax advisers concerning such application. The United States does not have an income tax treaty with the ROC.

United States Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences of the ownership and disposition of common shares or ADSs to those U.S. holders described below who hold such common shares or ADSs as capital assets for U.S. federal income tax purposes. For these purposes, you are a U.S. holder if you are a beneficial owner of common shares or ADSs and are, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States or of any political subdivision of the United States; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

This discussion assumes that we are not a passive foreign investment company, as discussed below.

This discussion does not address all of the tax consequences that may be relevant in light of your particular circumstances. In particular, it does not address all of the tax consequences that may be relevant to holders subject to special rules, including:

•	persons subject to the alternative minimum tax;

•	insurance companies;

•	tax-exempt entities;

•	dealers or traders in securities who use a mark-to-market method of accounting for U.S. federal income tax purposes;

•	certain financial institutions;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons carrying on a trade or business in the ROC;

•	persons who hold or will hold common shares or ADSs as part of a straddle, hedge, conversion transaction, integrated transaction or similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	persons who own or are deemed to own 10% or more of our voting stock; or

•	persons who acquired our common shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds common shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding commons shares or ADSs and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the common shares or ADSs.

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

In general, for U.S. federal income tax purposes, a U.S. holder who owns ADSs should be treated as the owner of the common shares represented by the ADSs. Accordingly, no gain or loss should be recognized if a U.S. holder exchanges ADSs for the common shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before delivery of shares to the depositary (“pre-release”), or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of American depositary shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain noncorporate U.S. holders. Accordingly, the analysis of the creditability of ROC taxes and the availability of the reduced tax rate for dividends received by certain noncorporate U.S. holders, both described below, could be affected by actions that may be taken by such parties or intermediaries.

Please consult your tax adviser with regard to the application of the U.S. federal income tax laws to common shares or ADSs as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Dividends

Distributions paid on common shares or ADSs (other than certain pro rata distributions of common shares to all shareholders, including holders of ADSs), including the amount of any ROC taxes withheld thereon, reduced by any credit against the withholding tax on account of the 10% retained earnings tax imposed on us, generally will constitute foreign source dividend income to the extent paid out of our current or accumulated earnings and profits as determined in accordance with U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions will generally be reported to U.S. holders as dividends. The amount you will be required to include in income for any dividend paid in NT dollars will be equal to the U.S. dollar value of the NT dollars paid, calculated by reference to the exchange rate in effect on the date the payment is received by the depositary (in the case of ADSs) or by you (in the case of common shares), regardless of whether the payment is in fact converted into U.S. dollars on the date of receipt. If you do not convert the amount of any dividend income received into U.S. dollars on the date of receipt and you realize gain or loss on a sale or other disposition of NT dollars, it generally will be U.S. source ordinary income or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. You will not be entitled to a dividends-received deduction for dividends you receive.

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

Certain pro rata distributions of common shares by a company to all of its shareholders, including holders of ADSs, will not be subject to U.S. federal income tax. Accordingly, these distributions will not give rise to U.S. federal income against which the ROC tax imposed on these distributions may be credited. You should consult your tax adviser as to whether any ROC tax imposed on these pro rata distributions of common shares may be creditable against your foreign source income from other sources.

Capital Gains

You will generally recognize U.S. source capital gain or loss for U.S. federal income tax purposes on the sale or exchange of common shares or ADSs, which will be long-term capital gain or loss if the common shares or ADSs were held for more than one year.  The amount of gain or loss will be equal to the difference between your tax basis in the common shares or ADSs disposed of and the amount realized on disposition, in each case as determined in U.S. dollars. You should consult your own tax adviser about the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate taxpayers, and capital losses, the deductibility of which may be limited.

Passive Foreign Investment Company Rules

We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for 2008.  However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year.  If we were treated as a PFIC for any taxable year during which a U.S. holder held a common share or an ADS, certain adverse consequences could apply the U.S. holder.

Information Reporting and Backup Withholding

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

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

We entered into two interest rate swap contracts to mitigate the interest rate risk on our long-term loans. One was signed in December 2003 in the amount of NT$2,750.0 million, of which NT$1,375.0 million expired in January 2008 and the remaining amount in January 2009.

The other contract was signed in August 2008 in the amount of NT$12,000.0 million (US$366.3 million), all of which expires in March 2013.  Interest receipt and payment were based on a floating rate of 1.88% and fixed rates of 2.45%~2.48%, as of December 31, 2008.

The fair value of these two contracts as of December 31, 2008 was NT$0.2 million and negative NT$391.7 million (US$12.0 million) and we recognized them as financial instruments at fair value through profit or loss and hedging derivative liabilities-noncurrent with an adjustment to shareholders’ equity.

The table below sets forth information relating to our significant obligations that are sensitive to interest rate fluctuations as of December 31, 2008.

	Expected Maturity Date
	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value
	(in millions, except percentages)
Short-term debt:
Variable rate (NT$)	130.0	–	–	–	–	–	130.0	130.0
Average interest rate	1.98%	–	–	–	–	–	1.98%
Variable rate (US$)	144.5	–	–	–	–	–	144.5	144.5
Average interest rate	4.11%	–	–	–	–	–	4.11%
Fixed rate (US$)	26.4	–	–	–	–	–	26.4	26.4
Average interest rate	3.84%	–	–	–	–	–	3.84%
Variable rate (RMB)	630.6	–	–	–	–	–	630.6	630.6
Average interest rate	5.58%	–	–	–	–	–	5.58%
Long-term debt:
Variable rate (NT$)	5,768.9	15,885.3	8,565.9	5,075.0	2,537.5	–	37,832.6	37,832.6
Average interest rate	1.95%	3.00%	3.79%	3.93%	3.93%	–	3.21%
Fixed rate (NT$)	122.9	111.8	2.1	0.3	–	–	237.1	237.1
Average interest rate	3.21%	3.00%	5.71%	7.82%	–	–	3.14%
Variable rate (US$)	75.4	67.9	245.9	44.1	22.1	–	455.4	455.4
Average interest rate	2.80%	4.41%	6.21%	4.60%	4.86%	–	5.15%
Fixed rate (US$)	5.0	*	*	–	–	–	5.0	5.0
Average interest rate	3.62%	15.30%	15.30%	–	–	–	3.74%
Variable rate (RMB)	–	150.0	–	–	–	–	150.0	150.0
Average interest rate	–	6.77%	–	–	–	–	6.77%

* Indicates amount is less than US$0.1 million.

Foreign Currency Exchange Rate Risk.  Our foreign currency exposure gives rise to market risk associated with exchange rate movements against the NT dollar, our functional currency. Currently, the majority of our revenues from packaging and testing services are denominated in U.S. dollars, with a portion denominated in NT dollars and Japanese yen. Our costs of revenues and operating expenses associated with packaging and testing services are incurred in several currencies, primarily in NT dollars and U.S. dollars, as well as, to a lesser extent, Korean won, Japanese yen, Malaysian ringgit and Chinese yuan. In addition, a substantial portion of our capital expenditures, primarily for the purchase of packaging and testing equipment, has been, and is expected to continue to be, denominated primarily in U.S. dollars with the remainder in Japanese yen. Fluctuations in exchange rates, primarily among the U.S. dollar, the NT dollar, the Chinese yuan and the Japanese yen, will affect our costs and operating margins and could result in exchange losses and increased costs in NT dollar and other local currency terms. Despite hedging and mitigating techniques implemented by us, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations.  We recorded net foreign exchange gains of NT$92.8 million, NT$403.5 million and NT$282.0 million (US$8.6 million) in 2006, 2007 and 2008, respectively. In 2006, 2007 and 2008, the average exchange rate of the NT dollar to the U.S. dollar was 32.51, 32.85 and 31.52, respectively, calculated using noon buying rates in The City of New York for cable transfers in NT dollars as certified for customs purposes by the Federal Reserve Bank of New York.

Foreign currency denominated liabilities as of December 31, 2008 primarily include U.S. dollar debt and Chinese yuan debt. As of December 31, 2008, approximately 42.4% and 42.2% of our cash and accounts receivable were denominated in U.S. dollars and NT dollars, with a substantial portion of the remainder denominated primarily in Japanese yen. As of December 31, 2008, approximately 54.1% of our accounts payable and payable for properties were denominated in U.S. dollars, with a substantial portion of the remainder denominated primarily in NT dollars and Chinese yuan. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign currency exchange rates, we utilize currency forward contracts from time to time to reduce the impact of foreign currency fluctuations on our results of operations. Our policy is to account for these contracts on a mark-to-market rate basis.

The table below sets forth our outstanding forward exchange contracts and swap contracts in aggregate terms by type of contract as of December 31, 2008.

Forward Exchange Contracts and Swap Contracts

Sell US$ against NT$
Notional Amount	US$4 million
Weighted Average Strike Price	US$/NT$33.061
Fair Value	Negative US$0.005 million

Sell US$ against JP¥
Notional Amount	US$1.1 million
Weighted Average Strike Price	US$/JP¥89.77
Fair Value	Negative US$0.005 million

Buy US$ against NT$
Notional Amount	US$277.9 million
Weighted Average Strike Price	US$/NT$33.123
Fair Value	Negative US$2.52 million

Sell US$ against MYR
Notional Amount	US$1.5 million
Weighted Average Strike Price	US$/MYR3.519
Fair Value	US$0.03 million

Other Market Risk. Our exposure to other market risk relates primarily to our investments in publicly-traded stock and open-end mutual funds. The value of these investments may fluctuate based on various factors including prevailing market conditions. Moreover, the fair value of investments in unlisted securities may be significantly different from their carrying value. Of our investments in publicly-traded stocks, government and corporate bonds and open-end mutual funds held as of December 31, 2008, NT$536.4 million (US$16.4 million) were classified as financial assets held for trading and NT$279.8 million (US$8.5 million) were classified as available-for-sale financial assets.

Item 12.  Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.  Controls and Procedures

Disclosure Controls and Procedures

As of December 31, 2008, we, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15(d)-15(e) under the Exchange Act. Our management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective for recording, processing, summarizing and reporting, within the time periods specified in the SEC’s rules and forms, information required to be disclosed in the reports we file or submit under the Exchange Act, and for accumulating and communicating such information to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on this assessment, management concluded that, as of December 31, 2008, our internal control over financial reporting is effective based on those criteria.

Attestation Report of the Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Advanced Semiconductor Engineering, Inc.

We have audited the internal control over financial reporting of Advanced Semiconductor Engineering, Inc. and its subsidiaries (the “Company”) as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with auditing standards generally accepted in the Republic of China and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended December 31, 2008, and our report dated April 16, 2009 expressed an unqualified opinion on those financial statements and included explanatory paragraphs regarding (i) the Company’s adoption of Interpretation 96-052, “Accounting for Bonuses to Employees, Directors and Supervisors,” issued by the Accounting Research and Development Foundation of the Republic of China; (ii) the reconciliation to accounting principles generally accepted in the United States of America; and (iii) the translation of New Taiwan dollar amounts into U.S. dollar amounts for convenience purposes.

/s/Deloitte & Touche
Deloitte & Touche
Taipei, Taiwan
The Republic of China
April 16, 2009

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

	For the Year Ended December 31,
	2007	2008
	NT$	NT$	US$
	(in thousands)
Audit fees(1)	116,097.2	113,110.1	3,452.7
Audit-related fees(2)	5,240.1	–	–
Tax fees(3)	11,540.7	9,877.5	301.5
All other fees(4)	2,535.4	14,023.3	428.1
Total	135,413.4	137,010.9	4,182.3

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

(4)
Other fees primarily consist of fees for agreed-upon procedures as required by the ROC government for capital investments in the PRC and the review of an application of one of our subsidiaries to PRC regulatory authorities in connection with a proposed initial public offering, and procedures required by the SEC for a “going private” transaction for ASE Test.

Item 16D.  Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

On November 17, 2008 and January 23, 2009, we announced share repurchase programs to repurchase up to 171 million and 285 million of our common shares at prices between NT$8.00 to NT$18.00 and NT$8.00 to NT$17.00 per share during the period from November 18, 2008 to January 17, 2009 and from February 2, 2009 to April 1, 2009, respectively. The share repurchase programs concluded on January 18, 2009 and April 2, 2009, when a total of 144.0 million and 73.9 million, respectively, of our common shares had been repurchased pursuant to the programs.  As of May 31, 2009, 144,037,000 of the common shares we repurchased had been cancelled.  The table below sets forth certain information about the repurchase of our common shares under the share repurchase program.

Period	(a) Total Number of Common Shares Purchased	(b) Average Price Paid Per Common Share	(c) Total Number of Common Shares Purchased as Part of Publicly Announced Programs	(d) Maximum Number (or Approximate Dollar Value) of Common Shares that May Yet Be Purchased Under the Programs
November 2008 (November 18, 2008 – November 30, 2008)	28,729,000	10.74	28,729,000	142,271,000
December 2008 (December 1, 2008 – December 31, 2008)	79,971,000	9.90	79,971,000	62,300,000
January 2009 (January 1, 2009 – January 17, 2009)	35,337,000	11.86	35,337,000	26,963,000
Total	144,037,000	10.55	144,037,000	-
February 2009 (February 2, 2009 – February 28, 2009)	66,096,000	12.12	66,096,000	218,904,000
March 2009 (March 1, 2009 – March 3, 2009)	7,841,000	12.02	7,841,000	211,063,000
Total	73,937,000	12.11	73,937,000	-

Item 16F.  [Reserved]

Item 16G.  Corporate Governance

As a company listed on the New York Stock Exchange, or the NYSE, we are subject to certain corporate governance rules of the NYSE.  The application of the NYSE’s corporate governance rules is limited for foreign private issuers, recognizing that they have to comply with domestic requirements.  As a foreign private issuer, we must comply with the following NYSE corporate governance rules: 1) satisfy the audit committee requirements of the SEC; 2) chief executive officer must promptly notify the NYSE in writing upon becoming aware of any material non-compliance with applicable NYSE corporate governance rules; 3) submit annual and interim affirmations to the NYSE regarding compliance with applicable NYSE corporate governance requirements; and 4) provide a brief  description of any significant differences between our corporate governance practices and those required of U.S. companies under the NYSE listing standards.  The table below sets forth the significant differences between our corporate governance practices and those required of U.S. companies under the NYSE listing standards.

New York Stock Exchange Corporate Governance Rules Applicable to U.S. Companies	Description of Significant Differences between Our Governance Practices and the NYSE Corporate Governance Rules Applicable to U.S. Companies
Director independence
Listed companies must have a majority of independent directors, as defined under the NYSE listing standards.
One member of our board of directors is independent as defined in Rule 10A-3 under the Exchange Act. We do not assess the independence of our directors under the independence requirements of the NYSE listing standards.

Pursuant to relevant laws and regulations of the ROC, we have two independent directors on our board of directors that were elected through the candidate nomination system at our annual general shareholders meeting on June 25, 2009.
To empower non-management directors to serve as a more effective check on management, the non-management directors of each company must meet at regularly scheduled executive sessions without management.

All of our directors attend the meetings of the board of directors.  Our non-management directors do not meet at regularly scheduled executive sessions without management.  The ROC Company Law does not require companies incorporated in the ROC to have their non-management directors meet at regularly scheduled executive sessions without management.

Nominating/Corporate governance committee
Listed companies must have a nominating/corporate governance committee composed entirely of independent directors and governed by a written charter that provides for certain responsibilities of the committee set out in the NYSE listing standards.

We do not have a nominating/corporate governance committee.  The ROC Company Law does not require companies incorporated in the ROC to have a nominating/corporate governance committee.

Currently, our board of directors performs the duties of a corporate governance committee and regularly reviews our corporate governance principles and practices.

The ROC Company Law requires that directors be elected by shareholders.  Under ROC law and regulations, companies that have independent directors are required to adopt a candidate nomination system for the election of independent directors.  Our two independent directors were elected through the candidate nomination system provided in our articles of incorporation.  All of our non-independent directors were elected directly by our shareholders at our shareholders meetings without a nomination process.

Compensation committee
Listed companies must have a compensation committee composed entirely of independent directors and governed by a written charter that provides for certain responsibilities of the committee set out in the NYSE listing standards.

We do not have a compensation committee.  Under the ROC Company Law, companies incorporated in the ROC are not required to have a compensation committee.  However, the ROC Company Law requires that the measures by which director compensation is determined either be set forth in the company’s articles of incorporation or be approved at a shareholders meeting.

Our articles of incorporation currently provide that total director and supervisor remuneration shall be no more than 2% (inclusive) of our net income after payment of all income taxes, deduction of any past losses, allocation of 10% of our net income for legal reserves and allocation for special reserves.

The ROC Company Law requires the compensation of managers, including executive officers, of a company limited by shares to be approved by a resolution of the board of directors or pursuant to a higher standard specified in its articles of incorporation.  Our articles of incorporation do not provide measures by which the compensation of executive officers is determined and such compensation is determined by our board of directors according to our internal compensation policies.

Audit committee
Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.
We have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.

Pursuant to the ROC Securities and Exchange Law, beginning January 1, 2007, public companies shall either establish an audit committee satisfying specified requirements or install supervisors.  Under certain circumstances, public companies may be required by the Financial Supervisory Commission (the "FSC") to establish an audit committee.  In addition to our Rule 10A-3 audit committee, we currently have supervisors pursuant to the ROC Securities and Exchange Law.

The audit committee must have a minimum of three members.
We currently have one member on our audit committee.  Our audit committee member satisfies the independence requirements of Rule 10A-3 under the Exchange Act.  We do not assess the independence of our audit committee member under the independence requirements of the NYSE listing standards.

In addition to any requirement of Rule 10A-3(b)(1), all audit committee members must satisfy the independence requirements for independent directors set out in the NYSE listing standards.
The audit committee must have a written charter that provides for the duties and responsibilities set out in Rule 10A-3 and addresses certain other matters required by the NYSE listing standards.
Our audit committee charter provides for the audit committee to assist our board of directors in its oversight of (i) the integrity of our financial statements, (ii) the qualifications, independence and performance of our independent auditor and (iii) our compliance with legal and regulatory requirements and provides for the duties and responsibilities set out in Rule 10A-3.  Our audit committee charter does not address all the matters required by the NYSE listing standards beyond the requirements of Rule 10A-3.

Because the appointment and retention of our independent auditor are the responsibility of our entire board of directors under ROC law and regulations, our audit committee charter provides that the audit committee shall make recommendations to the board of directors with respect to these matters.

Each listed company must have an internal audit function.
We have an internal audit function.  Under the ROC Regulations for the Establishment of Internal Control Systems by Public Companies, a public company is required to set out its internal control systems in writing, including internal audit implementation rules, which must be approved by the board of directors.

Our entire board of directors and the Chief Executive Officer are responsible for the establishment of the internal audit functions, compliance with the internal audit implementation rules and oversight of our internal control systems, including the appointment and retention of our independent auditor.
Equity compensation plans
Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans.

We comply with the corresponding requirements of the ROC Company Law, the ROC Securities and Exchange Law, and the ROC Criteria Governing the Offering and Issuance of Securities by Securities Issuers, which require shareholders’ approval for the distribution of employee bonuses, while the board of directors has authority to approve employee stock option plans by a majority vote of the board of directors at a meeting where at least two-thirds of all directors are present and to grant options to employees pursuant to such plans, subject to the approval of the Securities and Futures Bureau of the FSC, Executive Yuan, and to approve treasury stock programs and the transfer of shares to employees under such programs by a majority vote of the board of directors in a meeting where at least two-thirds of all directors are present.

Corporate governance guidelines
Listed companies must adopt and disclose corporate governance guidelines.
We currently comply with the domestic non-binding Corporate Governance Best-Practice Principles for Taiwan Stock Exchange and GreTai Stock Market Listed Companies promulgated by the Taiwan Stock Exchange and the GreTai Stock Market, and we provide an explanation of differences between our practice and the principles, if any, in our ROC annual report.

Code of ethics for directors, officers and employees
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.
We have adopted a code of ethics that satisfies the requirements of Item 16B of Form 20-F and applies to all employees, officers, supervisors and directors of our company and our subsidiaries and will disclose any waivers of the code as required by Item 16B of Form 20-F.  We have posted our code of ethics on our website.

Description of significant differences
Listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listing standards.	This table contains the significant differences between our corporate governance practices and those required of U.S. companies under the NYSE listing standards.
CEO certification
Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary.
As a foreign private issuer, we are not required to comply with this rule; however, our Chief Executive Officer provides certifications under Sections 302 and 906 of the Sarbanes-Oxley Act.

Each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of Section 303A.
We intend to comply with this requirement.
Each listed company must submit an executed Written Affirmation annually to the NYSE.  In addition, each listed company must submit an interim Written Affirmation each time a change occurs to the board or any of the committees subject to Section 303A.  The annual and interim Written Affirmations must be in the form specified by the NYSE.
We have complied with this requirement to date and intend to continue to comply going forward.
Website
Listed companies must have and maintain a publicly accessible website	We have and maintain a publicly accessible website.

PART III

Item 17.  Financial Statements

The Company has elected to provide financial statements for fiscal year 2008 and the related information pursuant to Item 18.

Item 18.  Financial Statements

Reference is made to pages F-1 to F-72 of this annual report.

The consolidated financial statements of the Company and the report thereon by its independent registered public accounting firm listed below are attached hereto as follows:

(a)	Report of Independent Registered Public Accounting Firm of the Company dated April 16, 2009 (page F-1 to F-2).

(b)	Consolidated Balance Sheets of the Company and subsidiaries as of December 31, 2007 and 2008 (page F-3).

(c)	Consolidated Statements of Income of the Company and subsidiaries for the years ended December 31, 2006, 2007 and 2008 (page F-4 to F-5).

(d)	Consolidated Statements of Changes in Shareholders’ Equity of the Company and subsidiaries for the years ended December 31, 2006, 2007 and 2008 (page F-6).

(e)	Consolidated Statements of Cash Flows of the Company and subsidiaries for the years ended December 31, 2006, 2007 and 2008 (pages F-7 to F-9).

(f)	Notes to Consolidated Financial Statements of the Company and subsidiaries (pages F-10 to F-72).

Item 19.  Exhibits

1.	Articles of Incorporation of the Registrant (English translation of Chinese) (incorporating all amendments as of June 19, 2008).

2.	(a)
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

(h)
Joint Venture Agreement dated as of July 14, 2006 among Advanced Semiconductor Engineering, Inc. and Powerchip Semiconductor Corp. relating to the establishment of, and our investment of 60.0% in, PowerASE (incorporated by reference to Exhibit 4(r) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2006 filed on June 25, 2007, as amended).

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

(m)
Equity Purchase Agreement dated March 17, 2008 between Aimhigh Global Corp., TCC Steel and J&R Holding Limited in respect of Weihai Aimhigh Electronic Co. Ltd. relating to our acquisition of 100% of ASE (Weihai), Inc.

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
Joseph Tung
Chief Financial Officer

Date: June 24, 2009

Advanced Semiconductor Engineering,
Inc. and Subsidiaries

Consolidated Financial Statements for the
Years Ended December 31, 2006, 2007 and 2008 and
Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Advanced Semiconductor Engineering, Inc.

We have audited the accompanying consolidated balance sheets of Advanced Semiconductor Engineering, Inc. (a corporation incorporated under the laws of the Republic of China) and its subsidiaries (collectively, the “Company”) as of December 31, 2007 and 2008, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008, all expressed in New Taiwan dollars.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2007 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China.

As discussed in Note 30 to the consolidated financial statements, the Company incurred fire damage to its production line and facilities in Chung Li, Taiwan on May 1, 2005.  The Company recognized an estimated loss of NT$13,479,079 thousand for the damage to its inventories, building, machinery and equipment, net of NT$4,641,000 thousand of insurance receivable in 2005.  The Company reached a final settlement with the insurers in June 2006 with regards to the fire damage referred to above.  The final settlement amount of NT$8,068,000 thousand, less the NT$4,641,000 thousand recorded in 2005 and the related repair and restoring expenses of NT$1,043,132 thousand, was recorded as a gain in 2006.  The Company also reversed NT$2,190,583 thousand of previously recorded impairment charges on these fire-damaged building, machinery and equipment due to an increase in the estimated service potential of the assets.  The net amount of NT$4,574,451 thousand was recognized as a gain on insurance settlement and impairment recovery.

As discussed in Note 3 to the consolidated financial statements, starting from January 1, 2008, the Company changed its method of accounting for bonuses paid to employees, directors and supervisors upon adoption of Interpretation 96-052, “Accounting for Bonuses to Employees, Directors and Supervisors” issued by the ROC Accounting Research and Development Foundation (“ARDF”) in March 2007.  Besides, the Company adopted the ROC Statement of Financial Accounting Standards (“SFAS”) No. 34, “Financial Instruments:  Recognition and Measurement”, No. 36, “Financial Instruments:  Disclosure and Presentation” and other revised SFASs on January 1, 2006.

Accounting principles generally accepted in the ROC differ in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in Note 32 to the consolidated financial statements.

Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 to the consolidated financial statements.  Such U.S. dollar amounts are presented solely for the convenience of the readers.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 16, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche
Taipei, Taiwan
The Republic of China
April 16, 2009

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Amounts in Thousands, Except Par Value)

	December 31				December 31
	2007	2008			2007	2008
ASSETS	NT$	NT$	US$ (Note 2)	LIABILITIES AND SHAREHOLDERS’ EQUITY	NT$	NT$	US$ (Note 2)

CURRENT ASSETS				CURRENT LIABILITIES
Cash and cash equivalents (Notes 2 and 4)	$17,157,935	$26,138,930	$797,892	Short-term borrowings (Note 16)	$8,922,330	$8,779,267	$267,987
Financial assets at fair value through profit or loss - current (Notes 2, 5 and 26)	1,601,994	537,480	16,407	Short-term bills payable (Notes 2 and 17)	149,831	-	-
Available-for-sale financial assets - current (Notes 2, 6 and 26)	9,406,327	279,812	8,541	Financial liabilities at fair value through profit or loss - current (Notes 2, 5 and 26)	44,331	82,876	2,530
Held-to-maturity financial assets - current (Notes 2 and 26)	50,000	-	-	Accounts payable	9,242,092	5,167,347	157,733
Bond investments with no active market - current (Notes 2, 7 and 26)	-	450,000	13,736	Income tax payable (Notes 2 and 24)	1,237,325	1,265,274	38,622
Accounts receivable, net (Notes 2 and 8)	18,747,503	11,388,105	347,622	Accrued expenses (Note 20)	4,045,167	4,194,044	128,023
Other receivables	936,466	619,033	18,896	Payable for properties	4,137,437	2,246,924	68,587
Guarantee deposits - current (Note 26)	332,717	16,074	491	Current portion of bonds payable (Notes 2, 18 and 26)	1,375,000	-	-
Inventories (Notes 2, 9 and 28)	5,595,745	4,991,711	152,372	Current portion of long-term bank loans (Notes 19, 26 and 28)	5,258,946	2,670,845	81,528
Deferred income tax assets - current (Notes 2 and 24)	2,075,256	1,085,448	33,133	Deferred income tax liabilities (Notes 2 and 24)	121,499	-	-
Other current assets	998,078	860,258	26,259	Current portion of capital lease obligations (Notes 2 and 26)	67,838	23,133	706
				Other	1,149,158	840,984	25,671
Total current assets	56,902,021	46,366,851	1,415,349
				Total current liabilities	35,750,954	25,270,694	771,387
LONG-TERM INVESTMENTS
Financial assets carried at cost - noncurrent (Notes 2, 10 and 26)	525,025	575,495	17,567	LONG-TERM DEBTS
Equity method investments (Notes 2 and 11)	4,325,119	3,751,543	114,516	Long-term bonds payable (Notes 2, 18 and 26)	5,889,735	1,375,000	41,972
				Long-term bank loans (Notes 19, 26 and 28)	18,021,762	49,839,565	1,521,354
Total long-term investments	4,850,144	4,327,038	132,083	Hedging derivative liabilities - noncurrent (Notes 2 and 26)	-	391,695	11,956
				Capital lease obligations (Notes 2 and 26)	24,512	15,927	486
PROPERTY, PLANT AND EQUIPMENT (Notes 2, 12, 27 and 28)
Cost				Total long-term debts	23,936,009	51,622,187	1,575,768
Land	2,287,739	2,395,951	73,136
Buildings and improvements	36,355,071	39,763,199	1,213,773	OTHER LIABILITIES
Machinery and equipment	113,204,238	129,424,251	3,950,679	Accrued pension cost (Notes 2 and 20)	2,168,954	2,663,776	81,312
Transportation equipment	192,330	212,956	6,500	Deferred income tax liabilities (Notes 2 and 24)	150,009	151,729	4,632
Furniture and fixtures	3,250,435	3,765,175	114,932	Other	631,636	520,859	15,899
Leased assets and leasehold improvements	571,940	390,209	11,911
Total cost	155,861,753	175,951,741	5,370,931	Total other liabilities	2,950,599	3,336,364	101,843
Less: Accumulated depreciation	(84,480,618)	(98,560,461)	(3,008,561)
Less: Accumulated impairment	-	(12,991)	(397)	Total liabilities	62,637,562	80,229,245	2,448,998
	71,381,135	77,378,289	2,361,973
Construction in progress	3,442,925	4,989,149	152,294	EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Machinery in transit and prepayments	6,964,269	2,390,546	72,971	Capital stock - NT$10 par value
				Authorized - 8,000,000 thousand shares
Net property, plant and equipment	81,788,329	84,757,984	2,587,238	Issued - 5,447,559 thousand shares in 2007 and 5,690,428 thousand shares in
				2008 (Note 21)	54,475,589	56,904,278	1,737,005
INTANGIBLE ASSETS				Capital received in advance (Note 21)	491,883	3,387	103
Patents (Notes 2 and 14)	5,950	130,373	3,980	Capital surplus (Notes 18 and 21)
Goodwill (Notes 2 and 13)	3,188,117	9,456,091	288,647	Capital in excess of par value	1,842,027	1,329,634	40,587
Deferred pension cost (Notes 2 and 20)	52,058	73,793	2,253	Treasury stock transactions	288,713	823,813	25,147
Acquired special technology (Notes 2 and 14)	-	626,362	19,120	Long-term investment	3,535,840	3,536,854	107,963
Land use rights (Notes 2, 14 and 28)	1,486,209	1,438,351	43,906	Other	728,254	682,986	20,848
Other intangible assets (Notes 2 and 14)	-	867,079	26,468	Total capital surplus	6,394,834	6,373,287	194,545
				Retained earnings (Note 21)	13,898,213	9,221,404	281,484
Total intangible assets	4,732,334	12,592,049	384,374	Other equity adjustments (Notes 2, 20 and 21)
				Unrealized gain or loss on financial instruments	402,518	(439,438)	(13,414)
OTHER ASSETS				Cumulative translation adjustments	2,179,808	4,873,957	148,778
Idle assets (Notes 2, 15 and 28)	801,969	361,388	11,031	Unrecognized pension cost	(6,516)	(230,401)	(7,033)
Guarantee deposits - noncurrent (Note 26)	157,589	45,150	1,378	Treasury stock - 210,715 thousand shares in 2007 and 431,232 thousand shares in
Deferred charges (Note 2)	1,353,603	1,156,213	35,293	2008	(2,662,968)	(7,034,480)	(214,728)
Deferred income tax assets - noncurrent (Notes 2 and 24)	1,461,402	1,629,709	49,747	Total other equity adjustments	(87,158)	(2,830,362)	(86,397)
Restricted assets (Notes 26 and 28)	279,068	191,416	5,843
Other	50,991	762,189	23,266	Total equity attributable to shareholders of the parent	75,173,361	69,671,994	2,126,740

Total other assets	4,104,622	4,146,065	126,558	MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	14,566,527	2,288,748	69,864

				Total shareholders' equity	89,739,888	71,960,742	2,196,604

TOTAL	$152,377,450	$152,189,987	$4,645,602	TOTAL	$152,377,450	$152,189,987	$4,645,602

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated April 16, 2009)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(Amounts in Thousands, Except Per Share Data)

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$	US$ (Note 2)

NET REVENUES (Note 2)
Packaging	$76,820,475	$78,516,274	$73,391,622	$2,240,281
Testing	21,429,584	20,007,839	19,021,360	580,628
Other	2,173,588	2,638,956	2,017,930	61,597

Total net revenues	100,423,647	101,163,069	94,430,912	2,882,506

COST OF REVENUES (Note 23)
Packaging	57,539,702	57,926,623	58,691,485	1,791,559
Testing	12,701,354	12,404,933	12,554,008	383,212
Other	1,402,211	1,743,150	656,221	20,031

Total cost of revenues	71,643,267	72,074,706	71,901,714	2,194,802

GROSS PROFIT	28,780,380	29,088,363	22,529,198	687,704

OPERATING EXPENSES (Notes 23, 27 and 29)
Research and development	2,632,036	3,284,088	3,876,822	118,340
Selling	1,227,842	994,229	1,158,637	35,367
General and administrative	4,474,071	5,512,880	5,694,224	173,816

Total operating expenses	8,333,949	9,791,197	10,729,683	327,523

INCOME FROM OPERATIONS	20,446,431	19,297,166	11,799,515	360,181

NON-OPERATING INCOME AND GAINS
Interest income (Note 26)	406,364	348,660	326,772	9,975
Gain on valuation of financial assets, net (Notes 2, 5 and 26)	29,278	205,997	286,914	8,758
Equity in earnings of equity method investees (Notes 2 and 11)	315,654	345,705	77,450	2,364
Foreign exchange gain, net	92,819	403,532	282,031	8,609
Gain on insurance settlement and impairment recovery (Note 30)	4,574,451	-	-	-
Other	961,041	1,176,137	985,336	30,077

Total non-operating income and gains	6,379,607	2,480,031	1,958,503	59,783

NON-OPERATING EXPENSES AND LOSSES
Interest expense (Notes 2, 12 and 26)	1,620,294	1,574,524	1,813,296	55,351
Loss on valuation of financial liabilities (Notes 2, 5 and 26)	289,847	28,583	732,204	22,351
Loss on inventory valuation and obsolescence (Note 2)	1,143,925	634,457	554,106	16,914
Impairment loss (Notes 2, 6, 10, 12 and 15)	-	994,682	293,319	8,954
Other (Notes 8, 20 and 27)	1,520,548	1,193,083	889,328	27,146

Total non-operating expenses and losses	4,574,614	4,425,329	4,282,253	130,716

INCOME BEFORE INCOME TAX	22,251,424	17,351,868	9,475,765	289,248

INCOME TAX EXPENSE (Notes 2 and 24)	2,084,787	3,357,384	2,268,282	69,239

INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	20,166,637	13,994,484	7,207,483	220,009

CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLE, NET OF INCOME TAX BENEFIT OF NT$114,168 THOUSAND IN 2006 (Note 3)	(342,503)	-	-	-

NET INCOME	$19,824,134	$13,994,484	$7,207,483	$220,009

ATTRIBUTABLE TO
Shareholders of the parent	$17,416,151	$12,165,249	$6,160,052	$188,036
Minority interest	2,407,983	1,829,235	1,047,431	31,973

	$19,824,134	$13,994,484	$7,207,483	$220,009
(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(Amounts in Thousands, Except Per Share Data)

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$	US$ (Note 2)

EARNINGS PER SHARE (Note 25)
Basic earnings per share
Before income tax
Income before cumulative effect of changes in accounting principles	3.61	2.55	1.36	0.04
Cumulative effect of changes in accounting principles	(0.09)	-	-	-
Income attributable to shareholders of the parent	3.52	2.55	1.36	0.04
After income tax
Income before cumulative effect of changes in accounting principles	3.36	2.26	1.14	0.03
Cumulative effect of changes in accounting principles	(0.07)	-	-	-
Income attributable to shareholders of the parent	3.29	2.26	1.14	0.03
Diluted earnings per share
Before income tax
Income before cumulative effect of changes in accounting principles	3.44	2.46	1.33	0.04
Cumulative effect of changes in accounting principles	(0.08)	-	-	-
Income attributable to shareholders of the parent	3.36	2.46	1.33	0.04
After income tax
Income before cumulative effect of changes in accounting principles	3.20	2.18	1.12	0.03
Cumulative effect of changes in accounting principles	(0.06)	-	-	-
Income attributable to shareholders of the parent	3.14	2.18	1.12	0.03

EARNINGS PER ADS (Note 25)
Basic earnings per ADS
Before income tax
Income before cumulative effect of changes in accounting principles	18.02	12.73	6.81	0.21
Cumulative effect of changes in accounting principles	(0.43)	-	-	-
Income attributable to shareholders of the parent	17.59	12.73	6.81	0.21
After income tax
Income before cumulative effect of changes in accounting principles	16.78	11.28	5.71	0.17
Cumulative effect of changes in accounting principles	(0.32)	-	-	-
Income attributable to shareholders of the parent	16.46	11.28	5.71	0.17

Diluted earnings per ADS
Before income tax
Income before cumulative effect of changes in accounting principles	17.20	12.32	6.67	0.20
Cumulative effect of changes in accounting principles	(0.41)	-	-	-
Income attributable to shareholders of the parent	16.79	12.32	6.67	0.20
After income tax
Income before cumulative effect of changes in accounting principles	16.00	10.90	5.59	0.17
Cumulative effect of changes in accounting principles	(0.31)	-	-	-
Income attributable to shareholders of the parent	15.69	10.90	5.59	0.17

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated April 16, 2009)	(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Amount in Thousands)

				Retained Earnings (Accumulated Deficits)			Other Equity Adjustments
	Capital Stock	Capital Received in Advance	Capital Surplus	Legal Reserve	Unappropriated Earnings (Accumulated Deficits)	Total	Unrealized Gain (Loss) on Financial Instruments	Cumulative Translation Adjustments	Unrecognized Pension Cost	Treasury Stock	Minority Interest	Total Shareholders’ Equity

New Taiwan Dollars

BALANCE, JANUARY 1, 2006	$45,573,723	$156,228	$5,916,292	$1,746,913	$(4,492,468)	$(2,745,555)	$(69,914)	$1,072,511	$(17,421)	$(2,808,436)	$7,901,988	$54,979,416
Effect of adopting ROC SFAS No. 34	-	-	-	-	-	-	(129,179)	-	-	-	-	(129,179)
Offset against deficits	-	-	(2,314,447)	(1,746,913)	4,061,360	2,314,447	-	-	-	-	-	-
Unrealized gain on available-for-sale financial assets	-	-	-	-	-	-	16,827	-	-	-	-	16,827
Valuation gain on derivative financial instruments	-	-	-	-	-	-	129,179	-	-	-	-	129,179
Adjustment of equity in subsidiaries	-	-	(65,104)	-	-	-	469,487	-	(1,620)	-	-	402,763
Stock options exercised by employees
Common stock	351,363	(156,228)	269,027	-	-	-	-	-	-	-	-	464,162
Capital received in advance	-	384,428	-	-	-	-	-	-	-	-	-	384,428
Net income in 2006	-	-	-	-	17,416,151	17,416,151	-	-	-	-	2,407,983	19,824,134
Changes in minority interest	-	-	-	-	-	-	-	-	-	-	788,744	788,744
Changes in minority interest from acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	-	8,145	8,145
Cumulative translation adjustments	-	-	-	-	-	-	-	258,140	-	-	-	258,140
BALANCE, DECEMBER 31, 2006	45,925,086	384,428	3,805,768	-	16,985,043	16,985,043	416,400	1,330,651	(19,041)	(2,808,436)	11,106,860	77,126,759
Appropriations of 2006 earnings
Legal reserve	-	-	-	1,698,504	(1,698,504)	-	-	-	-	-	-	-
Compensation to directors and supervisors	-	-	-	-	(300,000)	(300,000)	-	-	-	-	-	(300,000)
Bonus to employees - cash	-	-	-	-	(535,028)	(535,028)	-	-	-	-	-	(535,028)
Bonus to employees - stock	535,029	-	-	-	(535,029)	(535,029)	-	-	-	-	-	-
Cash dividends - 15%	-	-	-	-	(6,941,011)	(6,941,011)	-	-	-	-	-	(6,941,011)
Stock dividends - 15%	6,941,011	-	-	-	(6,941,011)	(6,941,011)	-	-	-	-	-	-
Adjustment of equity in subsidiaries	-	-	15,867	-	-	-	(15,069)	-	12,525	145,468	(142,209)	16,582
Cash dividends paid to subsidiaries	-	-	271,945	-	-	-	-	-	-	-	-	271,945
Unrealized gain on available-for-sale financial assets	-	-	-	-	-	-	1,187	-	-	-	-	1,187
Stock options exercised by employees
Common stock	697,276	(384,428)	649,392	-	-	-	-	-	-	-	-	962,240
Capital received in advance	-	61,952	-	-	-	-	-	-	-	-	-	61,952
Conversion of convertible bonds
Common stock	377,187	-	923,608	-	-	-	-	-	-	-	-	1,300,795
Capital received in advance	-	429,931	-	-	-	-	-	-	-	-	-	429,931
Capital surplus from accrued interest on convertible bonds	-	-	728,254	-	-	-	-	-	-	-	-	728,254
Net income in 2007	-	-	-	-	12,165,249	12,165,249	-	-	-	-	1,829,235	13,994,484
Changes in minority interest	-	-	-	-	-	-	-	-	-	-	1,283,507	1,283,507
Changes in minority interest from acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	-	489,134	489,134
Cumulative translation adjustments	-	-	-	-	-	-	-	849,157	-	-	-	849,157
BALANCE, DECEMBER 31, 2007	54,475,589	491,883	6,394,834	1,698,504	12,199,709	13,898,213	402,518	2,179,808	(6,516)	(2,662,968)	14,566,527	89,739,888
Appropriations of 2007 earnings
Legal reserve	-	-	-	1,216,525	(1,216,525)	-	-	-	-	-	-	-
Compensation to directors and supervisors	-	-	-	-	(216,000)	(216,000)	-	-	-	-	-	(216,000)
Bonus to employees - cash	-	-	-	-	(383,205)	(383,205)	-	-	-	-	-	(383,205)
Bonus to employees - stock	383,205	-	-	-	(383,205)	(383,205)	-	-	-	-	-	-
Cash dividends - 17.1%	-	-	-	-	(9,361,728)	(9,361,728)	-	-	-	-	-	(9,361,728)
Stock dividends - 0.9%	492,723	-	-	-	(492,723)	(492,723)	-	-	-	-	-	-
Issuance of common stock from capital surplus	1,094,939	-	(1,094,939)	-	-	-	-	-	-	-	-	-
Adjustment of equity in subsidiaries	-	-	1,014	-	-	-	(432,247)	-	(8,190)	(3,271,523)	(250,883)	(3,961,829)
Cash dividends of the parent paid to subsidiaries	-	-	535,100	-	-	-	-	-	-	-	-	535,100
Unrealized gain on available-for-sale financial assets	-	-	-	-	-	-	(18,014)	-	-	-	-	(18,014)
Change in unrealized loss on cash flow hedging financial instruments	-	-	-	-	-	-	(391,695)	-	-	-	-	(391,695)
Stock options exercised by employees
Common stock	198,067	(61,952)	101,268	-	-	-	-	-	-	-	-	237,383
Capital received in advance	-	3,387	-	-	-	-	-	-	-	-	-	3,387
Conversion of convertible bonds	259,755	(429,931)	436,010	-	-	-	-	-	-	-	-	265,834
Net income in 2008	-	-	-	-	6,160,052	6,160,052	-	-	-	-	1,047,431	7,207,483
Changes in minority interest	-	-	-	-	-	-	-	-	-	-	1,435,527	1,435,527
Changes in minority interest from acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	-	(14,509,854)	(14,509,854)
Cumulative translation adjustments	-	-	-	-	-	-	-	2,694,149	-	-	-	2,694,149
Change in net loss not recognized as pension cost	-	-	-	-	-	-	-	-	(215,695)	-	-	(215,695)
Acquisition of treasury stock - 108,700 thousand shares	-	-	-	-	-	-	-	-	-	(1,099,989)	-	(1,099,989)
BALANCE, DECEMBER 31, 2008	$56,904,278	$3,387	$6,373,287	$2,915,029	$6,306,375	$9,221,404	$(439,438)	$4,873,957	$(230,401)	$(7,034,480)	$2,288,748	$71,960,742
U.S. Dollars (Note 2)

BALANCE, DECEMBER 31, 2008	$1,737,005	$103	$194,545	$88,981	$192,503	$281,484	$(13,414)	$148,778	$(7,033)	$(214,728)	$69,864	$2,196,604

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated April 16, 2009)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$	US$ (Note 2)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$19,824,134	$13,994,484	$7,207,483	$220,009
Cumulative effect of changes in accounting principles	342,503	-	-	-
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	13,488,180	15,558,722	16,333,515	498,581
Amortization	1,000,031	1,067,430	911,337	27,819
Impairment loss	-	994,682	293,319	8,954
Equity in earnings of equity method investees, net of cash dividends of NT$92,807 thousand, NT$154,517 thousand and NT$292,094 thousand received in 2006, 2007 and 2008, respectively	(222,847)	(191,188)	214,644	6,552
Accrued interest on convertible bonds	247,155	177,111	-	-
Provision for inventory valuation and obsolescence	1,143,925	634,457	554,106	16,914
Gain on insurance settlement and impairment recovery	(4,574,451)	-	-	-
Deferred income taxes	481,919	2,029,567	701,722	21,420
Other	221,736	(115,818)	31,359	957
Changes in operating assets and liabilities
Financial assets for trading	2,773,501	(44,091)	1,064,514	32,494
Accounts receivable	4,192,941	(5,441,054)	7,474,046	228,145
Other receivable	573,125	(95,286)	223,690	6,828
Inventories	1,363,885	(317,620)	146,620	4,475
Other current assets	(228,740)	88,894	125,702	3,837
Financial liabilities for trading	(436,667)	(308,252)	38,545	1,177
Accounts payable	(3,679,883)	661,423	(4,345,030)	(132,632)
Income tax payable	1,294,249	(94,783)	27,949	853
Accrued expenses and other current liabilities	(522,403)	(268,766)	(412,809)	(12,601)
Other liabilities	28,526	(19,298)	138,087	4,215

Net cash provided by operating activities	37,310,819	28,310,614	30,728,799	937,997

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(17,764,237)	(17,190,432)	(18,583,343)	(567,257)
Proceeds from disposal of property, plant and equipment	413,540	347,470	187,521	5,724
Acquisition of available-for-sale financial assets	(16,652,840)	(11,768,642)	(7,692,649)	(234,818)
Proceeds from disposal of available-for-sale financial assets	7,518,738	11,825,157	16,714,277	510,204
Acquisition of financial assets carried at cost	(320,881)	(17,970)	(74,477)	(2,273)
Proceeds from disposal of financial assets carried at cost	-	910,307	6,295	192
Proceeds from disposal of held-to-maturity financial assets	-	-	50,000	1,526
Acquisition of subsidiaries	-	(846,889)	(26,490,526)	(808,624)
Acquisition of equity method investments	(309)	-	-	-
Acquisition of bond investments with no active market	-	-	(450,000)	(13,736)
Decrease in guaranteed deposits	-	147,399	429,082	13,098
Proceeds from insurance claims	5,768,000	-	-	-
Decrease (increase) in restricted assets	(69,326)	57,395	87,652	2,676
Increase in other assets	(815,006)	(894,892)	(442,555)	(13,509)
Acquisition of patents	-	(6,595)	(96,109)	(2,934)
Acquisition of land use rights	(182,187)	(670,669)	(4,335)	(132)

Net cash used in investing activities	(22,104,508)	(18,108,361)	(36,359,167)	(1,109,863)

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$	US$ (Note 2)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from (repayments of):
Short-term borrowings	$(2,216,799)	$3,784,091	$(1,702,051)	$(51,956)
Short-term bills payable	-	149,831	(149,831)	(4,574)
Bonds payable	-	-	(5,549,983)	(169,413)
Proceeds from long-term debts	16,148,800	3,072,061	42,020,525	1,282,678
Repayments of long-term debts and capital lease obligations	(29,894,517)	(7,711,576)	(11,858,119)	(361,969)
Increase (decrease) in guarantee deposits received	261,754	(212,271)	(48,634)	(1,485)
Increase (decrease) in collection of accounts receivable sold	1,491,110	(2,378,464)	-	-
Proceeds from exercise of stock options by employees	848,590	1,024,192	240,770	7,350
Compensation to directors and supervisors and bonus to employees	(9,536)	(835,028)	(599,205)	(18,291)
Cash dividends, net of cash dividends received by subsidiaries	-	(6,669,066)	(8,826,628)	(269,433)
Repurchase of treasury stock	-	-	(1,099,989)	(33,577)
Increase in minority interest	788,744	1,283,507	1,435,527	43,820

Net cash provided by (used in) financing activities	(12,581,854)	(8,492,723)	13,862,382	423,150

EFFECT OF EXCHANGE RATE CHANGES	(162,734)	(281,670)	748,981	22,862

EFFECT OF FIRST INCLUSION FOR CONSOLIDATION OF A SUBSIDIARY	4,564	-	-	-

NET INCREASE IN CASH AND CASH EQUIVALENTS	2,466,287	1,427,860	8,980,995	274,146

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	13,263,788	15,730,075	17,157,935	523,746

CASH AND CASH EQUIVALENTS, END OF YEAR	$15,730,075	$17,157,935	$26,138,930	$797,892

SUPPLEMENTAL INFORMATION
Interest paid (excluding capitalized interest)	$1,689,075	$1,605,936	$1,719,200	$52,479
Income tax paid	$308,619	$1,604,529	$1,538,611	$46,966

Cash paid for acquisition of property, plant and equipment
Acquisition of property, plant and equipment	$17,730,935	$18,172,155	$16,623,705	$507,439
Decrease (increase) in payable	444,718	(973,359)	1,963,582	59,938
Increase in capital lease obligations	(411,416)	(8,364)	(3,944)	(120)
	$17,764,237	$17,190,432	$18,583,343	$567,257
Cash received from disposal of property, plant and equipment
Proceeds from disposal of property, plant and equipment	$637,541	$259,924	$100,162	$3,057
Decrease (increase) in other receivables	(224,001)	87,546	87,359	2,667
	$413,540	$347,470	$187,521	$5,724
(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$	US$ (Note 2)

Cash paid for acquisition of new subsidiaries
Fair value of assets acquired from Top Master Enterprises Limited ("TME") and Suzhou ASEN Semiconductors Co., Ltd. ("ASEN")	$-	$10,244,745	$-	$-
Less: Fair value of liabilities from TME and ASEN	-	(7,094,243)	-	-
	-	3,150,502	-	-
Attributable to minority interest of ASEN	-	(489,134)	-	-
Net fair value	-	2,661,368	-	-
Less: Cash received at acquisition	-	(1,814,479)	-	-
Net cash outflow	$-	$846,889	$-	$-

Fair value of assets acquired from ASE WeiHai Inc. (“ASE WeiHai”)	$-	$-	$919,505	$28,068
Less: Fair value of liabilities from ASE WeiHai	-	-	(706,649)	(21,570)
Net fair value	-	-	212,856	6,498
Less: Cash received at acquisition	-	-	(31,641)	(966)
Net cash outflow	$-	$-	$181,215	$5,532

Net cash outflow from acquisition of ASE Test Limited ("ASE Test") (Note 2)	$-	$-	$26,309,311	$803,093

FINANCING ACTIVITIES NOT AFFECTING CASH FLOWS
Bonds converted to capital stock	$-	$1,730,726	$265,834	$8,114
Current portion of long-term bank loans	1,292,040	5,258,946	2,670,845	81,528
Current portion of bonds payable	3,798,233	1,375,000	-	-
Current portion of capital lease obligations	540,736	67,838	23,133	706

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated April 16, 2009)	(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts in Thousands, Except Per Share Data and Unless Otherwise Stated)

1.	ORGANIZATION

Advanced Semiconductor Engineering, Inc. (“ASE Inc.” or including its subsidiaries, collectively the “Company”), a corporation incorporated under the laws of Republic of China (the “ROC”), is an independent provider of semiconductor packaging and testing services and offers a comprehensive range of IC packaging and testing service.  The common shares of ASE Inc. are traded on the Taiwan Stock Exchange (“TSE”) under the symbol “2311”.  Since September 2000, the common shares of ASE Inc. have been traded on the New York Stock Exchange under the symbol “ASX” in the form of American depositary shares (“ADS”).  The Company and its affiliates are together referred to as the “ASE Group”.

As of December 31, 2007 and 2008, the Company had approximately 30,000 and 27,000 employees, respectively.

2.	SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements have been prepared in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China (“ROC GAAP”).  Under these guidelines and principles, the Company should reasonably estimate the amounts of allowances for doubtful accounts, sales discounts and inventory valuations, depreciation of property, plant, and equipment, losses on impairment of assets, pension expenses, gains or losses on valuation of financial instruments, valuation allowances for deferred income tax assets and bonuses to employees, directors and supervisors.  Actual results may differ from these estimates.  Significant accounting policies are summarized as follows:

Basis of Presentation

The Company prepares its consolidated financial statements pursuant to ROC GAAP with a reconciliation to accounting principles generally accepted in the United States of America (“U.S. GAAP”) (Note 32).  The accompanying consolidated balance sheets are presented as of December 31, 2007 and 2008, and the accompanying consolidated statements of income, changes in shareholders’ equity and cash flows are presented for each of the three years in the period ended December 31, 2008.

Basis of Consolidation

The consolidated financial statements include the accounts of all directly and indirectly majority owned subsidiaries of ASE Inc.  All significant intercompany balances and transactions are eliminated upon consolidation.

The consolidated entities of ASE Group were as follows:

		Percentage of Ownership
		December 31
Name of Investor	Name of Investee	2007	2008	Remark

ASE Inc.	A.S.E. Holding Limited (ASE Holding)	100.0	100.0	Holding company
	J&R Holding Limited (J&R Holding)	100.0	100.0	Holding company
	Innosource Limited (Innosource)	100.0	100.0	Holding company
	Omniquest Industrial Limited (Omniquest)	65.6	77.6	Holding company
	ASE Test	-	53.4	Holding company
	ASE Marketing & Service Japan Co., Ltd.	100.0	100.0	Engaged in marketing and provides sales services
	ASE Technologies, Inc.	99.5	99.5	In the process of liquidation
	ASE Network, Inc.	90.0	-	Dissolved in December 2008
	PowerASE Technology Inc. (PowerASE)	2.9	56.0	Engaged in the packaging and testing of memory integrated circuit
ASE Holding	ASEP Realty Corporation	100.0	100.0	In the process of liquidation
	ASE Holding Electronics (Philippines), Incorporated	100.0	100.0	In the process of liquidation
	ASE Investment (Labuan) Inc.	70.0	70.0	Holding company
	ASE Test	11.1	10.2	Holding company

ASE Investment (Labuan) Inc.	ASE (Korea) Inc. (ASE Korea)	100.0	100.0	Engaged in the packaging and testing of integrated circuit
J&R Holding	J&R Industrial Inc.	100.0	100.0	Engaged in the leasing of substrate, packaging and testing equipment
	ASE Japan Co., Ltd. (ASE Japan)	100.0	100.0	Engaged in the packaging and testing of integrated circuit
	ASE (U.S.) Inc. (ASE US)	100.0	100.0	After-sales service and sales support

(Continued)

		Percentage of Ownership
		December 31
Name of Investor	Name of Investee	2007	2008	Remark

	Global Advanced Packaging Technology Ltd., Cayman Islands (GAPT Cayman)	-	100.0	Holding company
	ASE WeiHai	-	100.0	Acquired in 2008. Engaged in the packaging and testing of semiconductors
	ASEN	60.0	60.0	Engaged in the packaging and testing of semiconductors
	Omniquest	14.4	9.4	Holding company
	ASE Test	39.3	36.4	Holding company
	Grand Innovation Co., Ltd.	100.0	-	Dissolved in May 2008
	PowerASE Technology Holding Limited	58.9	-	Dissolved in May 2008
	TME	100.0	-	Dissolved in March 2008
Innosource	ASE Module (Shanghai) Inc. (Module Shanghai)	100.0	100.0	Will engage in the production of electronic component and printed circuit board
	Omniquest	20.0	13.0	Holding company
Module Shanghai	ASE (Shanghai) Inc. (ASE Shanghai)	-	0.6	Engaged in the production of substrates
Omniquest	ASE Corporation	100.0	100.0	Holding company
ASE Corporation	ASE Mauritius Inc.	100.0	100.0	Holding company
	ASE Labuan Inc.	100.0	100.0	Holding company
ASE Mauritius Inc.	ASE Hi-Tech (Shanghai) Inc.	100.0	100.0	Will engage in the production of electronic component and printed circuit board
	ASE (Kun Shan) Inc.	100.0	100.0	Will engage in the production of electronic component and printed circuit board
	ASE Shanghai	100.0	98.8	Engaged in the production of substrates
	ASE Module (Kunshan) Inc.	-	100.0	Will engage in the production of electronic component

(Continued)

		Percentage of Ownership
		December 31
Name of Investor	Name of Investee	2007	2008	Remark

ASE Shanghai	Shanghai Ding Hui Real Estate Development Co., Ltd.	90.0	90.0	Engaged in the development and sale of real estate properties
	Advanced Semiconductor Engineering (HK) Limited	-	100.0	Newly established in April 2008. Engaged in trading
ASE Labuan Inc.	ASE Electronics Inc. (ASE Electronics)	100.0	100.0	Engaged in the production of substrates
ASE Test	ASE Test, Inc.	100.0	100.0	Engaged in the testing of semiconductors
	ASE Test Holdings, Ltd.	100.0	100.0	Holding company
	ASE Holdings (Singapore) Pte Ltd	100.0	100.0	Holding company
	ASE Test Finance Limited	100.0	100.0	Engaged in financing activity
	ASE Investment (Labuan) Inc.	30.0	30.0	Holding company
	ASE Singapore Pte. Ltd.	-	100.0	Engaged in the testing of semiconductors, and restructured from ISE Labs, Inc. (“ISE”) in November 2008
ASE Test Holdings, Ltd.	ISE	100.0	100.0	Engaged in the testing of semiconductors
ISE	ASE Singapore Pte. Ltd.	100.0	-	Restructured to ASE Test in November 2008
ASE Holdings (Singapore) Pte Ltd	ASE Electronics (M) Sdn. Bhd. (ASE Malaysia)	100.0	100.0	Engaged in the packaging and testing of semiconductors
TME	GAPT Cayman	100.0	-	Holding company
GAPT Cayman	ASE Assembly & Test (HK) Limited	100.0	100.0	Engaged in trading
	ASE Assembly & Test (Shanghai) Limited (ASESH AT)	100.0	100.0	Engaged in the packaging and testing of semiconductors
ASESH AT	Shanghai Wei Yu Hong Xin Semiconductors Inc.	100.0	100.0	In the development stage
	ASE Shanghai	-	0.6	Engaged in the production of substrates
PowerASE Technology Holding Limited	PowerASE	90.7	-	Restructured to J&R Holding in May 2008

(Concluded)

On May 30, 2008, ASE Inc. acquired from minority shareholders the ordinary shares of ASE Test listed on NASDAQ (the “ASE Test NASDAQ Shares”) for US$14.78 per share, and listed on the TSE (the Taiwan Depositary Receipts, “TDR”) for NT$5.6314 per TDR, respectively.  The purpose of the acquisition of the minority shareholders’ shares of ASE Test was to fully consolidate ASE Test’s earnings with the Company’s, simplify the organizational structure, reduce costs and administrative burdens associated with filing and compliance requirements, enhance brand recognition, and increase flexibility in making investments and allocating resources among subsidiaries. The total purchase price was NT$26,309,311 thousand (US$803,093 thousand).  After the acquisition, ASE Test became an indirect wholly-owned subsidiary of ASE Inc., and ASE Test NASDAQ Shares and TDR were delisted from NASDAQ and the TSE, respectively.  (See Note 19 for discussion of financing for the acquisition)

Current and Noncurrent Assets and Liabilities

Current assets include cash and cash equivalents, and those assets held primarily for trading purposes or to be realized, sold or consumed within twelve months from the balance sheet date.  Current liabilities are obligations incurred for trading purposes or to be settled within twelve months from the balance sheet date.  Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Government bonds with repurchase agreements are highly liquid financial instruments with maturities of less than three months when acquired and with carrying amounts that approximate their fair values.

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

Financial instruments at FVTPL are initially measured at fair value.  Transaction costs directly attributable to the acquisition of financial assets at FVTPL are recognized immediately in profit or loss.  At each balance sheet date subsequent to initial recognition, financial assets or financial liabilities at FVTPL are remeasured at fair value, with changes in fair value recognized directly in profit or loss in the year in which they arise.  Cash dividends received subsequently (including those received in the year of investment) are recognized as income for the year.  On derecognition of a financial asset or a financial liability, the difference between its carrying amount and the sum of the consideration received and receivable or consideration paid and payable is recognized in profit or loss.  A regular way purchase or sale of financial assets is recognized and derecognized on a settlement date basis.

A derivative that does not qualify for hedge accounting is classified as a financial asset or a financial liability held for trading.  If the fair value of the derivative is positive, the derivative is recognized as a financial asset; otherwise, the derivative is recognized as a financial liability.

Fair value is determined as follows:  Open-end mutual funds - the net asset value; quoted stocks - the closing-price at the balance sheet date; derivatives with no quoted price in an active market - using valuation techniques.

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

Cash dividends are recognized on the ex-dividend date.  Stock dividends are not recognized as investment income but are recorded as an increase in the number of shares.  The total number of shares subsequent to the increase is used for recalculation of cost per share.

Fair values of open-end mutual funds and quoted stocks are determined using the net asset value and closing-price at the balance sheet date, respectively.  Bonds are determined using the closing-price at the balance sheet date or at prices quoted by Taiwan GreTai Securities Market.

If certain objective evidence indicates that an available-for-sale financial asset is impaired, a loss is recognized currently; if, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

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

Cash dividends are recognized as investment income on the ex-dividend date.  Stock dividends which are not recognized as investment income are recorded as an increase in the number of shares held and the cost per share is recalculated based on the new total number of shares.

Bond Investments with No Active Market

Bond investments with fixed or determinable payments and with no quoted prices in an active market are carried at amortized cost using the effective interest method.  The accounting treatment for such bond investments is similar to that for held-to-maturity financial assets, except for the absence of restriction on the timing of their disposal.

Equity Method Investments

Investments in companies of which the Company owns at least 20% of the outstanding voting shares or where the Company exercises significant influence over the investee companies’ operating and financial policy decisions are accounted for using the equity method.  Pursuant to the revised ROC SFAS No. 5, “Long-term Investments under Equity Securities”, the acquisition cost is allocated to the assets acquired and liabilities assumed based on their fair values at the date of acquisition, and the excess of the acquisition cost over the fair value of the identifiable net assets acquired is recognized as goodwill.  Goodwill is not amortized.

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

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment.  Borrowing costs direly attributable to the acquisition or construction of property, plant and equipment are capitalized as part of the cost of those assets.  Major additions and improvements to property, plant and equipment are capitalized, while maintenance and repairs are expensed as incurred.

Assets held under capital leases are initially recognized as assets of the Company at the lower of their fair value at the inception of the lease or the present value of the minimum lease payments; the corresponding liability is included in the balance sheet as obligations under capital leases.  The interest included in lease payments is expensed when paid.

Depreciation is computed using the straight-line method over estimated service life, which ranges as follows:  buildings and improvements, 3 to 55 years; machinery and equipment, 2 to 10 years; furniture and fixtures, 2 to 13 years; transportation equipment, 2 to 10 years; and leased assets and leasehold improvements, 3 to 5 years.  In the event that an asset which has been depreciated to its residual value is still in service, its residual value is further depreciated over its re-estimated service life.

When property, plant and equipment are retired or disposed of, their cost, accumulated depreciation and accumulated impairment are removed from the accounts and any gain or loss is credited or charged to non-operating income or losses.

Intangible Assets

Patents acquired are initially recorded at cost and are amortized on a straight-line basis over their estimated useful lives. Land use rights are amortized over the estimated life of 50 to 60 years.

Patent, acquired special technology and customer relationship (shown in other intangible assets) acquired from the acquisition of subsidiaries are amortized on a straight-line basis over the estimated life of 5 to 11 years.

Goodwill represents the excess of the consideration paid for an acquisition over the fair value of identifiable net assets acquired.  Prior to January 1, 2006, goodwill was amortized on a straight-line basis over the estimated life of 10 years.  Effective January 1, 2006, pursuant to the revised ROC SFAS No. 25, “Business Combinations-Accounting Treatment under Purchase Method” (“ROC SFAS No. 25”), goodwill is no longer amortized and instead is tested for impairment annually.

Idle Assets

Idle assets are stated at the lower of their fair value or carrying amount.  The carrying amount in excess of the fair value is recognized as an impairment loss.  The remaining book value is depreciated using the straight-line method.

Asset Impairment

The Company evaluates whether or not there are indications that assets (primarily property, plant and equipment, intangible assets, and equity method investments) may be impaired as of the balance sheet date.  If there are indications, the Company estimates the recoverable amount for the asset.  If an asset’s recoverable amount is lower than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount by recording an impairment loss.  When the recoverable amount subsequently increases, the impairment loss previously recognized is reversed and recorded as a gain.  However, the carrying amount of an asset (other than goodwill) after the reversal of the impairment loss should not exceed the carrying amount of the asset that would have been determined, net of depreciation, as if no impairment loss had been recognized.

For the purpose of goodwill impairment testing, goodwill is allocated to each of the relevant cash-generating units (“CGU(s)”) that are expected to benefit from the synergies of the acquisition.  A CGU to which goodwill has been allocated is tested for impairment annually or whenever there is an indication that the CGU may be impaired.  If the recoverable amount of the CGU becomes less than its carrying amount, the impairment is allocated to first reduce the carrying amount of the goodwill allocated to the CGU and then to the other assets of the CGU pro rata on the basis of the carrying amount of each asset in the CGU.  A reversal of an impairment loss on goodwill is disallowed.

For equity method investments, the carrying amount (including goodwill) of each investment is compared with its own recoverable amount for the purpose of impairment testing.

Deferred Charges

Deferred charges consist of certain intangibles and other assets, including license fees, telecommunications and computer network systems.  Amortization of deferred charges is computed on a straight-line basis over 2 to 5 years.

Stock-based Compensation

Employee stock options granted on or after January 1, 2008 are accounted for under ROC SFAS No. 39, “Accounting for Share-based Payment.”  Under the statement, the value of the stock options granted, which is equal to the best available estimate of the number of stock options expected to vest multiplied by the grant-date fair value, is expensed on a straight-line basis over the vesting period, with a corresponding adjustment to capital surplus - employee stock options.  The estimate is revised if subsequent information indicates that the number of stock options expected to vest differs from previous estimates.

Employee stock options granted before January 1, 2007 were accounted for under the interpretations issued by the ROC Accounting Research and Development Foundation (“ARDF”).  The Company adopted the intrinsic value method, under which compensation cost was recognized on a straight-line basis over the vesting period.

Pension Cost

Pension cost under defined benefit plans are determined by actuarial valuations.  Contributions made under defined contribution plans are recognized as pension cost during the period in which employees render services.

Short-term Bills Payable

Commercial paper, when issued at a discount, is recorded at the cash proceeds received and accreted to its face value.  The difference between face value and cash proceeds is recognized as unamortized discounts.  Unamortized discount is amortized as interest expense in the period between the issue date and maturity date.

Convertible Bonds

Prior to the adoption of ROC SFAS No. 34 and No. 36 on January 1, 2006, convertible bonds were recorded as a financial liability.  The stated redemption price in excess of the face value of the bond is recognized as interest expense over the period from the issuance date to the date the put option becomes exercisable, using the effective interest rate method.  If the market price of the common shares into which the bonds are convertible is higher than the redemption price at the time the put option expires, the related accrued interest is transferred to capital surplus.  Conversion of convertible bonds into common shares is accounted for by the book value method.  Under this method, unamortized bond issuance costs and accrued interest, together with face value of converted bonds, are written off, and the common shares issued are recorded at their par value, with any excess recorded as capital surplus.  No change in accounting treatment was required for convertible bonds after ROC SFAS No. 34 and No. 36 were effective.

Treasury Stock

Treasury stock is stated at cost and shown as a deduction in shareholders’ equity.

ASE Inc.’s shares held by its subsidiaries are accounted for as treasury stock and, accordingly, the cost of such shares is reclassified from equity method investments to treasury stock.

Research and Development Costs

Research and development costs are charged to expenses as incurred.

Income Taxes

The Company applies intra-period and inter-period allocations for its income tax whereby (1) a portion of current income tax expense is allocated to the cumulative effect of changes in accounting principles; and (2) deferred income tax assets and liabilities are recognized for the tax effects of temporary differences, loss carryforwards and unused tax credits.  Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized.  A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability.  However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

The temporary differences between the book value and taxable base of equity method investments in foreign subsidiaries are not recognized as deferred income tax assets or liabilities since the Company could control the timing of reversal of the temporary differences and would not reverse them in the foreseeable future.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, and personnel training expenditures are recognized using the flow-through method.

Adjustments of prior years’ income tax are added to or deducted from the current year’s tax provision.

Income tax on undistributed earnings is recorded by ASE Inc. and subsidiaries under jurisdiction of ROC at the rate of 10% and is recorded as an expense in the year shareholders resolve the distribution of earnings.

Foreign Currency Transactions and Translation of Foreign-currency Financial Statements

The functional and reporting currency of ASE Inc. is the New Taiwan dollar, while the functional currencies of its major subsidiaries are their local currencies, namely, the U.S. dollar, Japanese yen, Korea Won, Renminbi and Malaysia Ringgit, respectively.

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

Foreign-currency nonmonetary assets and liabilities that are carried at cost continue to be stated at exchange rates at trade dates.

If an investee’s functional currency is a foreign currency, translation adjustments will result from the translation of the investee’s financial statements into the reporting currency of the Company.  Such adjustments are accumulated and reported as a separate component of shareholders’ equity.

The financial statements of foreign subsidiaries are translated into New Taiwan dollars at the following exchange rates:  Assets and liabilities - spot rates at the end of year; shareholders’ equity - historical rates; income and expenses - average rates during the year.  The resulting translation adjustments are recorded as a separate component of shareholders’ equity.

Hedging Derivative Financial Instruments

Derivatives that qualify as effective hedging instruments are measured at fair value, with subsequent changes in fair value recognized in profit or loss, or in shareholders’ equity, depending on the nature of the hedging relationship.

Hedge Accounting

Hedge accounting recognizes the offsetting effects on profit or loss of changes in the fair values of the hedging instrument and the hedged item as follows:

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

Recent Accounting Pronouncements

The ROC ARDF revised ROC SFAS No. 10, “Accounting for Inventories” (“ROC SFAS No. 10”) in November 2007, which requires inventories to be stated at the lower of cost or net realizable value item by item.  Inventories are recorded by the specific identification method, first-in, first-out method or weighted average method.  The last-in, first-out method is no longer permitted.  The revised ROC SFAS No. 10 should be applied to financial statements for the fiscal years beginning on or after January 1, 2009.

U.S. Dollar Amounts

The Company prepares its consolidated financial statements in New Taiwan dollars.  A translation of the 2008 consolidated financial statements into U.S. dollars is included solely for the convenience of the reader, and has been based on the U.S. Federal Reserve Bank of New York noon buying rate of NT$32.76 to US$1.00 in effect on December 31, 2008.  The translation should not be construed as a representation that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

Reclassifications

Certain accounts in the consolidated financial statements as of December 31, 2007 and for the years ended December 31, 2006 and 2007 have been reclassified to conform to the presentation of the consolidated financial statements as of and for the year ended December 31, 2008.

3.	ACCOUNTING CHANGE

Adoption of New and Revised Standards

Starting January 1, 2008, the Company adopted Interpretation 96-052, “Accounting for Bonuses to Employees, Directors and Supervisors” issued in March 2007 by the ROC ARDF, which requires companies to record bonuses paid to employees, directors and supervisors as an expense rather than as an appropriation of earnings.  The adoption of this Interpretation resulted in a decrease in net income attributable to shareholders of the parent and earnings per share of NT$675,111 thousand (US$20,608 thousand) and NT$0.13 (US$0.003), respectively, for the year ended December 31, 2008.

Starting January 1, 2007, the Company adopted the released ROC SFAS No. 37, “Intangible Assets”, ROC SFAS No. 38, “Non-current Assets Held for Sale and Discontinued Operations” and ROC SFAS No. 39, “Share-based Payment”.  The adoption of ROC SFAS No. 37, ROC SFAS No. 38 and ROC SFAS No. 39 had no impact on the results of operations and financial position of the Company.

Starting January 1, 2006, the Company adopted the released ROC SFAS No. 34, “Financial Instruments:  Recognition and Measurement” and No. 36, “Financial Instruments:  Disclosure and Presentation” and revisions of previously released ROC SFAS No. 5 and No. 25.

a.	Effect of adopting the released SFASs and revisions of previously released SFASs

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

The effect of adopting the released SFASs is summarized as follows:

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

2)
The Company adopted the revised ROC SFAS No. 5 and No. 25, which prescribe that investment premiums, representing goodwill, not be amortized and instead be assessed for impairment at least on an annual basis.  This change resulted in an increase in net income before cumulative effect of changes in accounting principles of NT$619,397 thousand and an increase in basic earnings per share (after income tax) of NT$0.11 for the year ended December 31, 2006.

4.	CASH AND CASH EQUIVALENTS

	December 31
	2007	2008
	NT$	NT$	US$

Cash on hand	6,817	6,694	204
Checking and saving accounts	12,232,305	13,960,753	426,153
Time deposits	4,918,813	10,501,483	320,558
Cash equivalents –government bonds with repurchase agreements	-	1,670,000	50,977

	17,157,935	26,138,930	797,892

5.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2007	2008
	NT$	NT$	US$
Financial assets for trading - current
Domestic quoted stocks	-	536,427	16,375
Forward exchange contracts	2,641	1,053	32
Open-end mutual funds	1,599,353	-	-

	1,601,994	537,480	16,407
Financial liabilities for trading - current
Swap contracts	-	61,257	1,870
Forward exchange contracts	16,493	21,410	654
Interest rate swap contract	20,319	209	6
Cross-currency swap contracts	7,519	-	-

	44,331	82,876	2,530

The Company entered into derivative contracts for the years ended December 31, 2006, 2007 and 2008 to manage exposures to foreign exchange and interest rate risk.  The derivative contracts entered into by the Company did not meet the criteria for hedge accounting except Note 26h, therefore, the Company did not apply hedge accounting treatment for its derivative contracts.

Information on such derivative transactions is as follows:

a.	Swap contracts

As of December 31, 2008, the amount of the outstanding contracts of ASE Inc. was NT$5,133,164 thousand/ US$154,500 thousand.  The maturity date of the contracts is from January 12, 2009 to April 10, 2009.

b.	Forward exchange contracts

The outstanding forward exchange contracts of the Company as of December 31, 2007 and 2008 were as follows:

Contract Amount
Currency	Maturity Date	(In Thousands)
December 31, 2007

USD/JPY	2008.01.10-2008.03.24	USD16,000/JPY1,783,727
USD/NTD	2008.01.07-2008.03.28	USD190,000/NTD6,130,684
USD/KRW	2008.01.28	USD5,000/KRW4,697,500
USD/MYR	2008.01.08-2008.02.12	USD8,000/MYR26,594
NTD/USD	2008.01.22-2008.02.12	NTD483,050/USD15,000

December 31, 2008

USD/JPY	2009.01.05-2009.01.09	USD1,105/JPY99,192
USD/NTD	2009.01.12-2009.01.20	USD4,000/NTD132,242
USD/MYR	2009.01.15-2009.01.22	USD1,500/MYR5,278
NTD/USD	2009.01.09-2009.02.23	NTD4,072,502/USD123,426

c.	Interest rate swap contract

As of December 31, 2007 and 2008, the notional amount of the outstanding contract of ASE Inc. was NT$2,750,000 thousand and NT$1,375,000 thousand (US$41,972 thousand), respectively.  Interest receipt and payment were based on floating rates semi-annually.  The last maturity date of the contract is January 9, 2009.

d.	Cross-currency swap contracts

ASE Inc. entered into cross-currency swap contracts with banks to manage its exposure to interest rate and exchange rate fluctuations associated with its long-term bonds payable.  As of December 31, 2007, the notional amount of the outstanding contract was US$139,159 thousand/ NT$4,525,729 thousand.  Interest receipt and payment were based on fixed rates of 4.45% and 1.70%, respectively.  The maturity date of the contract was January 24, 2008.

For the years ended December 31, 2006, 2007 and 2008, the gain on valuation of financial assets held for trading was NT$29,278 thousand, NT$205,997 thousand and NT$286,914 thousand (US$8,758 thousand), respectively; the loss on valuation of financial liabilities held for trading was NT$289,847 thousand, NT$28,583 thousand and NT$732,204 thousand (US$22,351 thousand), respectively.

6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS - CURRENT

	December 31
	2007	2008
	NT$	NT$	US$

Domestic quoted stocks	-	165,623	5,056
Government and corporate bonds	88,874	100,000	3,052
Overseas quoted stocks	21,305	21,578	659
Open-end mutual funds	9,219,786	-	-
Adjustment of valuations	76,362	(7,389)	(226)

	9,406,327	279,812	8,541

The other than temporary or realized loss on impairment of available-for-sale financial assets was nil for the years ended December 31, 2006 and 2007.  For the year ended December 31, 2008, the other than temporary or realized loss on impairment of available-for-sale financial assets was NT$149,954 thousand (US$4,578 thousand).

7.	BOND INVESTMENTS WITH NO ACTIVE MARKET - CURRENT

In July 2008, ASE Inc. purchased 3-year unsecured corporate bonds with a coupon rate 4.202% issued by Powerchip Semiconductor Corp. (“PSC”) at face value of NT$450,000 thousand (US$13,736 thousand).  ASE Inc. is eligible to request PSC to redeem the bonds on July 15, 2009 according to the bond issuance terms.

8.	ACCOUNTS RECEIVABLE

	December 31
	2007	2008
	NT$	NT$	US$

Accounts receivable	18,985,816	11,585,292	353,641
Allowance for doubtful accounts (Note 2)	(109,727)	(99,160)	(3,027)
Allowance for sales allowances (Note 2)	(128,586)	(98,027)	(2,992)

	18,747,503	11,388,105	347,622

In November 2005, ASE Inc. and ASE Test, Inc. entered into a three-year revolving accounts receivable securitization agreement with a bank.  The agreement was early terminated in December 2007.  Under the agreement, ASE Inc. and ASE Test, Inc. transferred a pool of accounts receivable to the bank, which issued securities backed by these accounts receivable.  Proceeds received from the bank were the net book value of the pool of accounts receivable, less a deferred purchase price receivable at 20% of the accounts receivable sold, guarantee deposit, program fee and other related expenses.  The Company surrendered control of these accounts receivable at the time of transfer to the bank, and therefore the transaction was accounted for as a sale of accounts receivable, for which the book value of the accounts receivable was derecognized and the difference between the book value and the proceeds received was recorded as a non-operating loss.  Losses from sale of receivables were NT$235,509 thousand, NT$151,746 in 2006 and 2007, respectively.

After the transfer of the accounts receivable, the Company continued to service, administer, and collect these accounts receivable on behalf of the bank.  Collections not yet passed over to the bank amounted to NT$2,378,464 thousand as of December 31, 2006 and were included in temporary receipts.  Total accounts receivable sold was NT$4,608,182 thousand as of December 31, 2006.

9.	INVENTORIES

	December 31
	2007	2008
	NT$	NT$	US$

Finished goods	699,197	705,121	21,524
Work in process	763,236	371,880	11,352
Raw materials	3,327,118	2,902,156	88,588
Supplies and spare parts	717,782	702,908	21,456
Supplies in transit	203,955	59,589	1,819
Construction in progress	552,965	1,144,113	34,924
	6,264,253	5,885,767	179,663
Allowance for valuation and obsolescence (Note 2)	(668,508)	(894,056)	(27,291)

	5,595,745	4,991,711	152,372

The movement of the allowance for valuation and obsolescence is as follows:

NT$

Balance at January 1, 2006	490,991
Additions charged to earnings	1,143,925
Write-offs	(1,060,921)
Balance at December 31, 2006	573,995
From newly acquired subsidiaries	124,229
Additions charged to earnings	634,457
Write-offs	(664,173)
Balance at December 31, 2007	668,508
From newly acquired subsidiaries	4,691
Additions charged to earnings	554,106
Write-offs	(333,249)

Balance at December 31, 2008	894,056

US$

Balance at January 1, 2008	20,406
From newly acquired subsidiaries	143
Additions charged to earnings	16,914
Write-offs	(10,172)

Balance at December 31, 2008	27,291

10.	FINANCIAL ASSETS CARRIED AT COST - NONCURRENT

	December 31
	2007	2008
	NT$	NT$	US$
Non-publicly traded common and preferred stocks
H&HH Venture Investment Corporation	73,921	73,921	2,256
Global Strategic Investment Inc.	64,886	65,720	2,006
Universal Scientific Industrial (Shanghai) Co., Ltd	-	28,127	859
UC Fund II	32,443	26,288	802
ID Solutions, Inc.	25,899	10,236	313
Other	1,138	1,153	35
Limited Partnership
Ripley Cable Holdings I, L.P.	247,915	287,467	8,775
Crimson Velocity Fund, L.P.	78,823	82,583	2,521

	525,025	575,495	17,567

There is no quoted price from an active market for these investments and fair value is not readily available.  In addition, the Company owns less than 20% of these investments and cannot exercise significant influence.  Therefore, these investments are carried at cost.

For the years ended December 31, 2006, 2007 and 2008, the loss on impairment of financial assets carried at cost was nil, NT$178,500 thousand and NT$21,395 thousand (US$653 thousand), respectively.

11.	EQUITY METHOD INVESTMENTS

	December 31
	2007		2008
		% of			% of
		Owner-			Owner-
	NT$	ship	NT$	US$	ship

Publicly traded
Universal Scientific Industrial Co., Ltd. (“USI”)	3,317,168	18.7	3,067,864	93,647	18.3
Hung Ching Development & Construction Co. (“HCDC”)	955,939	26.2	635,296	19,392	26.2
Non-publicly traded
Hung Ching Kwan Co. (“HCKC”)	349,937	27.3	346,308	10,571	27.3
Inprocomm, Inc.	2,224	32.1	2,224	68	32.1
	4,625,268		4,051,692	123,678
Deferred gain on transfer of land	(300,149)		(300,149)	(9,162)

	4,325,119		3,751,543	114,516

Market values of the publicly traded equity method investees as of December 31, 2007 and 2008 were as follows:

	December 31
	2007	2008
	NT$	NT$	US$

USI	3,547,918	1,524,259	46,528
HCDC	871,598	288,245	8,799

	4,419,516	1,812,504	55,327

As of December 31, 2007 and 2008, the differences between the cost of investments and equity in investees’ net assets were attributable to goodwill of NT$371,436 thousand (US$11,338 thousand) and deferred gain on transfer of land of NT$300,149 thousand (US$9,162 thousand).

As of December 31, 2007 and 2008, the Company had made an accumulated investment in USI of NT$3,838,677 thousand (US$117,176 thousand) and owned 18.7% and 18.3% of the outstanding shares, respectively.  The Company continues to exercise significant influence over USI, therefore the investment was accounted for by the equity method.  USI is engaged in the manufacturing, processing and sale of computer peripherals, integrated circuits, electrical parts, personal computers and related accessories.

As of December 31, 2007 and 2008, the Company had made an accumulated investment in HCDC of NT$2,845,913 thousand (US$86,872 thousand) and owned 26.2% of the outstanding shares.  HCDC is engaged in the development and management of commercial, residential and industrial real estate properties in Taiwan.

The Company acquired a 27.3% equity interest in HCKC in 1992 by transferring a parcel of land valued at NT$390,470 thousand to HCKC.  The resulting gain of NT$300,149 thousand, which represents the excess of such value over the cost of the land plus land value increment tax, has been deferred until the disposal of this investment.

As of December 31, 2008, Inprocomm, Inc. was in the process of liquidation.

The Company recorded equity in earnings of equity method investees of NT$315,654 thousand, NT$345,705 thousand and NT$77,450 thousand (US$2,364 thousand) in 2006, 2007 and 2008, respectively.

12.	PROPERTY, PLANT AND EQUIPMENT

Accumulated depreciation consisted of:

	December 31
	2007	2008
	NT$	NT$	US$

Buildings and improvements	9,246,951	11,568,335	353,124
Machinery and equipment	72,613,519	84,004,673	2,564,245
Transportation equipment	95,801	115,124	3,514
Furniture and fixtures	2,210,469	2,610,209	79,677
Leased assets and leasehold improvements	313,878	262,120	8,001

	84,480,618	98,560,461	3,008,561

For the years ended December 31, 2006 and 2007, the loss on impairment of property, plant and equipment was nil.  For the year ended December 31, 2008, the loss on impairment of property, plant and equipment was NT$87,375 thousand (US$2,667 thousand).

Information about capitalized interest expense is as follows:

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$	US$

Total interest expense including capitalized interest	1,861,482	1,744,718	1,947,431	59,445
Less: Capitalized interest (included in property, plant and equipment)	(241,188)	(170,194)	(134,135)	(4,094)

Interest expense	1,620,294	1,574,524	1,813,296	55,351

Capitalization rate	1.69%-6.07%	1.56%-6.33%	2.16%-6.48%

13.	GOODWILL

	Year Ended December 31
	2007	2008
	NT$	NT$	US$

Balance, beginning of year	2,831,274	3,188,117	97,317
Additions	365,366	6,271,247	191,430
Translation adjustment	(8,523)	(3,273)	(100)

Balance, end of year	3,188,117	9,456,091	288,647

The increase of goodwill in 2007 and 2008 was due to acquisition of TME’s shares and the minority shareholders’ shares of ASE Test, respectively.

14.	INTANGIBLE ASSETS

The movements of intangible assets other than goodwill and deferred pension cost were as follows:

		Acquired		Other-
		Special	Land Use	Customer
	Patents	Technology	Rights	Relationship
	NT$	NT$	NT$	NT$

Balance at January 1, 2007	4,081	-	600,322	-
Additions
From newly acquired subsidiaries	-	-	153,087	-
Acquisition	6,595	-	670,669	-
Amortization	(4,726)	-	(7,828)	-
Reclassified from other assets	-	-	19,074	-
Translation adjustment	-	-	50,885	-

Balance at December 31, 2007	5,950	-	1,486,209	-
Additions
From newly acquired subsidiaries	50,416	709,088	1,651	915,635
Acquisition	96,109	-	4,335	-
Amortization	(22,134)	(82,726)	(23,600)	(48,556)
Reclassified to other assets-other	-	-	(121,736)	-
Translation adjustment	32	-	91,492	-

Balance at December 31, 2008	130,373	626,362	1,438,351	867,079

		Acquired		Other-
		Special	Land Use	Customer
	Patents	Technology	Rights	Relationship
	US$	US$	US$	US$

Balance at January 1, 2008	182	-	45,367	-
Additions
From newly acquired subsidiaries	1,539	21,645	50	27,950
Acquisition	2,934	-	132	-
Amortization	(676)	(2,525)	(720)	(1,482)
Reclassified to other assets-other	-	-	(3,716)	-
Translation adjustment	1	-	2,793	-

Balance at December 31, 2008	3,980	19,120	43,906	26,468

The intangible assets arising from newly acquired subsidiaries in 2007 and 2008 were mainly related to the acquisition of TME’s shares, ASEN’s shares and ASE Test’s shares, respectively. The acquired special technology represented the existing know-how of customizing testing programs for individual customer’s needs. A portion of the purchase price was allocated to customer relationships as the Company can exploit revenue associated with the existing customer and/or relationships. The valuation of acquired intangible assets was determined based on management’s estimates and consultation with an independent appraiser.

15.	IDLE ASSETS

	December 31
	2007	2008
	NT$	NT$	US$
Idle assets
Cost
Land	34,216	34,216	1,044
Buildings and improvements	24,019	24,019	733
Machinery and equipment	1,406,213	1,240,511	37,867
Furniture and fixtures	24,877	24,877	759
Deferred charges	7,532	647	20
	1,496,857	1,324,270	40,423
Accumulated depreciation	(273,548)	(696,224)	(21,252)
Accumulated impairment	(421,340)	(266,658)	(8,140)

	801,969	361,388	11,031

The idle assets and accumulated impairment were mainly due to the fact that in December 2007 ASE Electronics identified an impairment in its Flip-Chip production line caused by various commercial factors. According to an independent appraiser’s report, the Company recognized an impairment loss of nil in 2006, NT$816,182 thousand in 2007, of which NT$394,842 thousand was recognized for deferred charges, and NT$34,595 thousand (US$1,056 thousand) in 2008.

16.	SHORT-TERM BORROWINGS

	December 31
	2007	2008
	NT$	NT$	US$

Revolving - interest at 2.37%-6.80% and 1.50%-8.59% at December 31, 2007 and 2008, respectively	8,678,473	8,779,267	267,987
Letters of credit - interest at 5.64%-5.85%	243,857	-	-

	8,922,330	8,779,267	267,987

17.	SHORT-TERM BILLS PAYABLE

As of December 31, 2007, ASE Electronics issued commercial papers with interest rate 2.42% and face value of NT$150,000 thousand, and the unamortized discounts was NT$169 thousand.

18.	LONG-TERM BONDS PAYABLE
	December 31
	2007	2008
	NT$	NT$	US$

Foreign convertible bonds	4,514,735	-	-
Domestic secured bonds	2,750,000	1,375,000	41,972
	7,264,735	1,375,000	41,972
Current portion	(1,375,000)	-	-

	5,889,735	1,375,000	41,972

Information on long-term bonds payable is as follows:

a.	Foreign convertible bonds

In September 2003, the Company issued US$200,000 thousand of unsecured zero coupon convertible bonds, consisting of 200,000 units with face value of US$1,000 each.  The bonds were due in September 2008.

From 31 days after the date of issuance through 10 days before the due date, bondholders have the right to convert the bonds into common shares or ADS of ASE Inc.

According to the stipulation of redemption, bondholders shall have the right to require the Company to purchase for cash the bonds at 116.02% of their face value on September 25, 2007.  The stipulation of redemption expired on September 25, 2007, on which date the closing price of the common shares into which the bonds are convertible was higher than the redemption price, and therefore all the accrued interest based on implied interest rate of 3.75% was transferred to capital surplus.

The Company at December 31, 2007 had obtained new long term credit lines to refinance the bonds payable on a long-term basis.  Therefore, the bonds payable were not classified as short-term debts as of December 31, 2007.

b.	Domestic secured bonds

In January 2004, the Company issued NT$2.75 billion of domestic secured bonds, which consisted of 275 units with face value of NT$10 million each and are repayable in January 2009.  The interest, payable semiannually, was calculated at 0% in 2007 and 0%-0.88% in 2008, respectively.  A syndicate of banks has guaranteed the bonds and has the right to request the Company to redeem the bonds early in the event the Company violates certain provisions of the guarantee agreement.  As of December 31, 2008, the Company was in compliance with all of the provisions.

The Company at December 31, 2008 had obtained new long term credit lines to refinance the bonds payable on a long-term basis.  Therefore, the bonds payable were not classified as short-term debts as of December 31, 2008.

19.	LONG-TERM BANK LOANS

Long-term bank loans consisted of the following:

	December 31
	2007	2008
	NT$	NT$	US$

Loans for specified purposes	4,999,230	24,811,650	757,376
Revolving bank loans	14,736,559	26,455,101	807,543
Mortgage loans	3,544,919	1,243,659	37,963
	23,280,708	52,510,410	1,602,882
Current portion	(5,258,946)	(2,670,845)	(81,528)

	18,021,762	49,839,565	1,521,354

a.	Loans for specified purposes

	December 31
	2007	2008
	NT$	NT$	US$

Syndicated bank loan (Led by Citi bank)
Repayable through March 2013 in semi-annual installments, interest rate was 2.99%	-	17,500,000	534,188
US$200,000 thousand, repayment at maturity in May 2011; interest rate was 5.11%	-	6,572,000	200,611
	-	24,072,000	734,799
Others - interest rate was 5.47%-6.00% at December 31, 2007 and 1.35%-5.00% at December 31, 2008	4,999,230	739,650	22,577

	4,999,230	24,811,650	757,376

The above syndicated bank loans which were led by Citi bank were restricted for use in the acquisition of ASE Test’s outstanding ordinary shares.  Pursuant to the loan agreements, ASE Inc. should hold no less than 51%, directly or indirectly, of ASE Test’s equity and maintain control of ASE Test at all time.

Other loans for specified purposes were designated to repay other loans or purchase equipment.

b.	Revolving bank loans

	December 31
	2007	2008
	NT$	NT$	US$

Syndicated bank loans - due from December 2008 to March 2013 - interest rate was 1.90%-5.81% at December 31, 2007 and 1.53%-2.93% at December 31, 2008
ASE Inc.	6,900,000	6,520,000	199,023
ASESH AT	-	3,622,815	110,587
ASE Shanghai	3,860,717	2,346,204	71,618
ASE Japan	1,042,919	-	-
Other bank loans - due from March 2009 to June 2011 - interest rate was 2.73%-6.00% at December 31, 2007 and 1.82%-6.25% at December 31, 2008
ASE Inc.	200,000	12,220,000	373,016
J&R Holding	837,638	920,080	28,085
PowerASE	800,000	300,000	9,158
ASE Shanghai	753,070	212,736	6,494
Other subsidiaries	342,215	313,266	9,562

	14,736,559	26,455,101	807,543

c.	Mortgage loans

The Company has mortgaged the inventory-construction in progress, buildings, machinery and equipment as collateral for the loans, which are repayable in quarterly installments or in a lump sum payment at maturity.  The interest rates ranged from 2.91% to 7.56% and 1.85% to 7.56% at December 31, 2007 and 2008, respectively.

Pursuant to the above loan agreements, the Company should maintain certain financial ratios and interest payment capability.  Such financial ratios are calculated based on annual audited consolidated financial statements or semi-annual reviewed consolidated financial statements.  As of December 31, 2008, the Company was in compliance with all of the loan covenants.

As of December 31, 2007 and 2008, loans of NT$23,530 thousand and NT$4,466,620 thousand (US$136,344 thousand), respectively, will mature within one year.  The Company had obtained new long term credit lines to refinance the loans on a long - term basis.  Therefore, the loans were not classified as short - term debts.

As of December 31, 2008, the maturities of long-term bonds payable (Note 18) and long-term bank loans were as follows:

	Amount
	NT$	US$

Within one year	8,512,465	259,844
During the second year	18,939,024	578,114
During the third year	16,647,732	508,173
During the fourth year	6,524,126	199,149
During the fifth year and thereafter	3,262,063	99,574
	53,885,410	1,644,854

Long-term bonds payable (Note 18) and long-term bank loans by currencies were detailed as follows:

	December 31
	2007		2008

New Taiwan dollars	NT$	11,303,510	NT$	38,032,640
U.S. dollars	US$	531,605	US$	460,486
China renminbi	RMB	214,376	RMB	150,000
Japanese yen	￥	3,600,000	￥	-

20.	PENSION PLANS

Defined Contribution Pension Plans

a.	Based on the pension plan under the Labor Pension Act (The “LPA”), the Company makes monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages.

b.
ISE has a defined contribution savings plan (“401k plan”) for eligible employees.  This plan permits employees to make contributions up to the maximum limits allowable under the U.S. Internal Revenue Code Section 401(k).  ASE Malaysia and ASE Singapore Pte. Ltd. also have a defined contribution pension plan each.

c.	According to local regulations, the subsidiaries in China made contributions to local governments based on each employee’s average wage at specific rates.

Under defined contribution plans, the Company recognized pension cost of NT$403,572 thousand, NT$483,717 thousand and NT$508,651 thousand (US$15,527 thousand) for the years ended December 31, 2006, 2007 and 2008, respectively.

Defined Benefit Pension Plans

a.
The Company has a defined benefit pension plan under the ROC Labor Standards Law (“LS Law”).  The pension benefits are calculated based on the length of service and average base salary in the six months prior to retirement.  The Company contributes a certain percentage of monthly salaries of its ROC employees to a retirement fund, which is deposited with the Bank of Taiwan (the “BOT”) (the Central Trust of China merged with the BOT in July 2007, with the BOT as the survivor entity) in the name of, and is administrated by, the employees’ pension monitoring committee.

b.
ASE Japan has a pension plan under which eligible employees with more than ten years of service are entitled to receive pension benefits based on their length of service and salary at the time of termination.  In addition, ASE Korea has a pension plan under which eligible employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with ASE Korea, based on their length of service and salary at the time of termination.

c.
ASE Inc., ASE Test, Inc. and ASE Electronics maintain pension plans for executive managers.  Pension costs for these managers were NT$18,141 thousand, NT$42,916 thousand and NT$74,154 thousand (US$2,264 thousand) for the years ended December 31, 2006, 2007 and 2008, respectively.  As of December 31, 2007 and 2008, accrued pension costs were NT$83,617 thousand and NT$155,105 thousand (US$4,735 thousand), respectively.  Pension payments were NT$2,666 thousand (US$81 thousand) each for the years ended December 31, 2007 and 2008.

Under the LS Law, the government is responsible for the administration of the fund and determination of the investment strategies and policies.

As of December 31, 2007 and 2008, the asset allocation was primarily in cash, equity securities and debt securities.  Furthermore, under the LS Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks.  The government is responsible for any shortfall in the event that the rate of return is less than the required rate of return.

Information about defined benefit pension plans is summarized as follows:

a.	Pension cost for these entities consist of:

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$	US$

Service cost	366,314	379,750	333,538	10,182
Interest	91,386	86,490	107,726	3,288
Projected return on plan assets	(35,408)	(37,312)	(46,788)	(1,428)
Amortization	11,751	17,958	20,674	631
Curtailment gain (recorded as a deduction of other losses)	-	-	(8,746)	(267)

	434,043	446,886	406,404	12,406

b.	Other pension information based on actuarial calculations of the plans is as follows:

	December 31
	2007	2008
	NT$	NT$	US$
Benefit obligation
Vested benefit obligation	2,216,322	2,516,940	76,830
Non-vested benefit obligation	1,675,759	1,907,886	58,238
Accumulated benefit obligation	3,892,081	4,424,826	135,068
Additional benefit based on future salaries	959,104	1,348,973	41,177
Projected benefit obligation	4,851,185	5,773,799	176,245
Fair value of plan assets	(2,132,706)	(2,055,781)	(62,753)
Funded status	2,718,479	3,718,018	113,492
Unrecognized net transition obligation	(80,492)	(72,818)	(2,222)
Unrecognized prior service cost	(12,343)	(11,617)	(355)
Unrecognized net actuarial loss	(590,509)	(1,427,640)	(43,579)
Additional pension liability	59,513	310,048	9,464
Recorded under accrued expenses	(9,311)	(7,320)	(223)

Accrued pension cost	2,085,337	2,508,671	76,577

c. Vested benefit	1,026,162	1,014,941	30,981

December 31
	2007	2008
d. Actuarial assumptions used:

Discount rate	2.50%-4.90%	2.00%-4.90%
Increase in future salary level	2.50%-5.00%	2.75%-5.00%
Expected rate of return on plan assets	2.50%-3.00%	2.25%-2.50%

	Year Ended December 31
	2007	2008
	NT$	NT$	US$

e. Contributions to the funds	485,244	153,370	4,682

f. Payments from the funds	48,285	93,653	2,859

g.	The Company expects to make contributions of NT$147,758 thousand (US$4,510 thousand) to its defined benefit pension plans in 2009.

h.	Expected benefit payments:

	Amount
Year of Payments	NT$	US$

2009	$144,515	$4,411
2010	140,338	4,284
2011	168,472	5,143
2012	163,337	4,986
2013	209,334	6,390
2014 and thereafter	909,630	27,766

Plan assets and obligations reflected herein were measured as of December 31, 2007 and 2008.

21.	SHAREHOLDERS’ EQUITY

Common Stock

The Company reserved common stocks of NT$8,000,000 thousand for employee stock option plans.  For the years ended December 31, 2007 and 2008, employees exercised options and paid NT$1,024,192 thousand and NT$240,770 thousand (US$7,350 thousand), of which NT$61,952 thousand and NT$3,387 thousand (US$103 thousand) was recognized as “capital received in advance” for the years ended December 31, 2007 and 2008, respectively.

For the years ended December 31, 2007 and 2008, long-term bonds payable converted to common stocks amounted to NT$1,730,726 thousand, of which NT$429,931 thousand was recognized as “capital received in advance”, and NT$265,834 thousand (US$8,115 thousand), respectively.  The shareholders’ meetings held in June 2007 and June 2008 resolved to distribute stock dividends out of capital surplus and retained earnings in the amount of NT$ 7,476,040 thousand (747,604 thousand shares) and NT$1,970,867 thousand (197,087 thousand shares).  The ex-dividend date was Auguest 26, 2007 and Auguest 19, 2008, respectively.

American Depositary Shares

In September 2000, ASE Inc. issued 20,000 thousand ADS, representing 100,000 thousand common shares.  As of December 31, 2008, 42,330 thousand ADS were outstanding and represented approximately 211,648 thousand common shares of ASE Inc., or 3.72% of the total outstanding common shares (including treasury stock).

Capital Surplus

Under ROC Company Law, capital surplus from paid-in capital in excess of par value, treasury stock transactions and reversed interest of convertible bonds may be used to offset a deficit.  In addition, such capital surplus may be transferred to capital, subject to a specified percentage of paid-in capital.

Capital surplus from equity method investments may not be used for any purpose.

Appropriation of Retained Earnings

The Articles of Incorporation of ASE Inc. provide that the annual net income shall be distributed in the following order:

a.	Replenishment of losses;

b.	10.0% as legal surplus reserve;

c.	Special surplus reserve in accordance with laws or regulations set forth be the by the authorities concerned;

d.	An amount equal to the excess of the income from long-term investments accounted for by the equity method over cash dividends as special reserve;

e.	Not more than 2.0% of the remainder from a. to d. as compensation to directors and supervisors;

f.
Between 7.0% to 10.0% of the remainder from a. to d. as a bonus to employees, of which 7.0% shall be distributed in accordance with the employee bonus plan and the excess shall be distributed to specified employees as decided by the board of directors; and

g.	The remainder from a. to f. as dividends to shareholders.

Employees referred to in f. above include employees of subsidiary companies that meet certain conditions, which are to be prescribed by the board of directors.

The Company is currently in the business growth stage.  To meet the capital needs for business development now and in the future and satisfy the requirements of shareholders for cash inflow, the Company shall use residual dividend policy to distribute dividends, of which the cash dividend distribution rate is 0%–50% of the total dividend amount, with the remainder to be distributed as stock dividends.  However, depending on factors such as the economic situation, business development, and cash position holdings, the Company shall adjust the cash dividend and stock dividend distribution rate when necessary with a surplus distribution plan made by the board of directors and passed by resolution of the shareholders’ meeting.

The bonus to employees of NT$554,405 thousand (US$16,923 thousand) and the compensation to directors and supervisors of NT$110,881 thousand (US$3,385 thousand), which representing 10% and 2% of net income (net of the bonus to employees and compensation to directors and supervisors), respectively, was recognized for the year ended December 31, 2008.  The amounts were estimated based on past experiences.  If the actual amounts subsequently resolved by the shareholders differ from the proposed amounts, the differences are recorded in the year of the shareholders’ resolution as a change in accounting estimate.  If bonus shares are resolved to be distributed to employees, the number of shares is determined by dividing the amount of bonus by the closing market price (after considering the effect of cash and stock dividends) of the shares of the day preceding the shareholders’ meeting.

Based on a directive issued by the Securities and Futures Bureau, an amount equal to the net debit balance of certain shareholders’ equity accounts (including unrealized loss on financial instruments, net loss not recognized as pension cost, cumulative transaction adjustments and the excess of book value over market value of treasury shares held by subsidiaries) shall be transferred from unappropriated earnings to a special reserve.  Any specific reserve appropriated may be reversed to the extent of the decrease in the net debit balance.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the reserve reaches the paid-in capital of ASE Inc.  The reserve may be used to offset a deficit, or be distributed as dividends and bonuses for the portion in excess of 50% of paid-in capital if ASE Inc. has no unappropriated earnings and the reserve balance has exceeded 50% of paid-in capital.  Also, when the reserve has reached 50% of paid-in capital, up to 50% thereof may be transferred to capital stock if ASE Inc. doesn’t have a deficit.

Except for non-ROC resident shareholders, all shareholders receiving the dividends are allowed a tax credit equal to their proportionate share of the income tax paid by the Company in the ROC.

The appropriation of 2006 and 2007 earnings resolved at the Company’s annual shareholders’ meeting and the appropriation of 2008 earnings proposed by the Company’s board meeting and to be resolved by the Company’s annual shareholders’ meeting is as follows:

	2006	2007	2008
	NT$	NT$	NT$	US$

Legal reserve	1,698,504	1,216,525	616,005	18,804
Compensation to directors and supervisors	300,000	216,000	-	-
Bonus to employees - cash	535,028	383,205	-	-
Bonus to employees - stock	535,029	383,205	-	-
Stock dividends - NT$1.50, NT$0.09 and nil in 2006, 2007 and 2008, respectively	6,941,011	492,723	-	-
Cash dividends - NT$1.50, NT$1.71 and NT$0.50 in 2006, 2007 and 2008, respectively	6,941,011	9,361,728	2,736,568	83,533
	16,950,583	12,053,386	3,352,573	102,337

Except for the 2008 earnings appropriation as above, the board meeting also proposed to distribute bonuses to employees and compensation to directors and supervisors of NT$554,404 thousand and NT$88,800 thousand, respectively.

The shareholders also resolved the transfer of NT$1,094,939 thousand (US$33,423 thousand) of capital surplus to paid-in capital in the shareholders’ meeting in June 2008.

Information about the appropriations of earnings, bonus to employees and compensation to directors and supervisors are available on the Market Observation Post System website of the TSE.

Unrealized Gain (Loss) on Financial Instruments

Movements of the unrealized gain on financial instruments for the years ended December 31, 2007 and 2008 were as follows:

	Available-for-sale Financial Assets	Equity Method Investments	Cash Flow Hedges	Total
	NT$	NT$	NT$	NT$	US$

Balance at January 1, 2007	16,827	399,573	-	416,400	12,711
Recognized directly in shareholders’ equity	94,795	(15,069)	-	79,726	2,433
Removed from shareholders’ equity and recognized in earnings	(93,608)	-	-	(93,608)	(2,857)
Balance at December 31, 2007	18,014	384,504	-	402,518	12,287
Recognized directly in shareholders’ Equity	38,345	(432,247)	(391,695)	(785,597)	(23,980)
Removed from shareholders’ equity and recognized in earnings	(56,359)	-	-	(56,359)	(1,721)

Balance at December 31, 2008	-	(47,743)	(391,695)	(439,438)	(13,414)

Treasury Stock

ASE Inc. held a meeting of the board of directors on November 17, 2008 and approved a share buyback plan to repurchase ASE Inc.’s common shares up to 171,000 thousand shares listed on the TSE during the period from November 18, 2008 to January 17, 2009 for the buyback price in the range from NT$8 to NT$18.  As of December 31, 2008, ASE Inc. had repurchased 108,700 thousand common shares with total purchase costs of NT$1,099,989 thousand (US$33,577 thousand).  All the treasury stocks repurchased under this share buyback plan were cancelled for capital reduction on March 16, 2009.  In addition, ASE Inc. held another meeting of the board of directors on January 23, 2009 and approved the second share buyback plan to repurchase the ASE Inc.’s common shares up to 285,000 thousand shares listed on the TSE during the period from February 2, 2009 to April 1, 2009 for the buyback price in the range from NT$8 to NT$17.

As of December 31, 2007 and 2008, information regarding treasury shares held by subsidiaries was as follows:

	Shares
	Held By	Calculated by the Company’s Ownership
	Subsidiaries	Thousand	Book	Market
	(In Thousands)	Shares	Value	Value
Subsidiary			NT$	NT$

December 31, 2007

ASE Test	199,146	100,191	1,255,148	3,256,189
J&R Holding	106,684	106,684	1,335,870	3,467,235
ASE Test, Inc.	7,634	3,840	71,950	124,812

	313,464	210,715	2,662,968	6,848,236

(Continued)

	Shares
	Held By	Calculated by the Company’s Ownership
	Subsidiaries	Thousand	Book	Market
	(In Thousands)	Shares	Value	Value
December 31, 2008

ASE Test	204,907	204,907	4,483,761	2,417,906
J&R Holding	109,771	109,771	1,254,053	1,295,291
ASE Test, Inc.	7,854	7,854	196,677	92,680

	322,532	322,532	5,934,491	3,805,877
(Concluded)

	Book	Market
	Value	Value
Subsidiary	US$	US$

December 31, 2008

ASE Test	136,867	73,807
J&R Holding	38,280	39,539
ASE Test, Inc.	6,004	2,829

	181,151	116,175

Cash dividends received in 2007 and 2008 by the subsidiaries from ASE Inc. were NT$271,945 thousand and NT$535,100 thousand (US$16,334 thousand), respectively, which were recorded as capital surplus.  Stock dividends received in 2007 and 2008 by the subsidiaries from ASE Inc. were 40,396 thousand shares and 9,068 thousand shares, respectively.

ASE Inc. issued common shares in connection with its merger with ASE Chung Li and ASE Material in August 2004.  The shares held by its subsidiaries were reclassified from long-term investments to treasury stock.  ASE Inc.’s subsidiary, ASE Test, is a Singapore incorporated company and may not acquire, directly or indirectly, shares in ASE Inc. under Singapore laws.  In order to comply with relevant regulations, a trust has been established to hold the shares acquired by ASE Test in connection with the merger.  Pursuant to the trust agreement, ASE Test’s rights with respect to the shares held in trust are limited to the right to receive the proceeds from the sale of such shares and any cash dividends declared while the shares remain in trust.

Although these shares are treated as treasury stock in the consolidated financial statements, the shareholders are entitled to exercise their rights on these shares, except for participation in capital increases through cash contribution and exercise of voting rights.

22.	EMPLOYEE STOCK OPTION PLANS

ASE Inc. Option Plans

In order to attract, retain and reward employees, ASE Inc. adopted three employee stock option plans, the 2002 Plan, 2004 Plan and 2007 Plan, which were approved in August 2002, May 2004 and November 2007, respectively.  The maximum number of units authorized to be granted under the 2002 Plan, 2004 Plan and 2007 Plan is 160,000 thousand units, 140,000 thousand units and 200,000 thousand units, respectively, with each unit representing the right to purchase one share of common stock when exercisable.  Under the terms of the plans, stock option rights are granted at an exercise price equal to the closing price of the common shares listed on the TSE on the date of grant.  The option rights of these plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date.

Information regarding stock options for the years ended December 31, 2006, 2007 and 2008 was as follows:

	Year Ended December 31
	2006			2007			2008
	Number of Options (in Thousands)	Weighted Average Exercise Price Per Share (NT$)	Weighted Average Grant Date Fair Value (NT$)	Number of Options (in Thousands)	Weighted Average Exercise Price Per Share (NT$)	Weighted Average Grant Date Fair Value (NT$)	Number of Options (in Thousands)	Weighted Average Exercise Price Per Share (NT$)	Weighted Average Grant Date Fair Value (NT$)

Beginning outstanding balance	227,341	19.8		171,256	16.6		295,748	24.5
Options granted	-	-	-	185,806	30.7	11.8	-	-	-
Options forfeited	(11,086)	20.7		(6,927)	17.3		(7,891)	26.7
Options exercised	(44,999)	18.9		(54,387)	15.8		(16,019)	13.8

Ending outstanding balance	171,256	20.0		295,748	25.6		271,838	25.0

Ending exercisable balance	78,092	19.4		71,096	16.0		78,141	15.8
The exercise prices have been adjusted to reflect the dilution attributable to the distribution of stock dividends in accordance with the terms of the plans.

The weighted average stock price at the date of exercise for stock options exercised for the years ended December 31, 2006, 2007 and 2008 was NT$31.13, NT$37.66 and NT$22.49 (US$0.69), respectively.

Information regarding outstanding and exercisable stock options as of December 31, 2008 was as follows:

	Outstanding			Exercisable
Exercise Price (NT$)	Number of Options (in Thousands)	Weighted Average Exercise Price (NT$)	Remaining Contractual Life (Years)	Number of Options (in Thousands)	Weighted Average Exercise Price (NT$)	Remaining| Contractual Life (Years)

10.3	23,083	10.3	4.0	23,015	10.3	4.0
14.3	5,807	14.3	4.6	5,763	14.3	4.6
18.9	54,384	18.9	5.5	44,300	18.9	5.5
15.4	8,741	15.4	6.4	5,063	15.4	6.4
29.6	179,823	29.6	9.0	-	-	9.0

	271,838	25.0		78,141	15.8

As of December 31, 2008, the number of options that were expected to vest was 160,180 thousand units.

As of December 31, 2008, the aggregate intrinsic value of outstanding and exercisable stock options was NT$34,624 thousand (US$1,057 thousand) and NT$34,522 thousand (US$1,054 thousand), respectively.

Total intrinsic value of options exercised for the years ended December 31, 2006, 2007 and 2008 was NT$585,948 thousand, NT$1,198,329 thousand and NT$183,166 thousand (US$5,591 thousand), respectively.

ASE Test Option Plans

As of December 31, 2008, all of ASE Test stock options that had a per share exercise price lower than the per share acquisition price of US$14.78 had been exercised.  The ASE Test ordinary shares issued upon exercise of the options were acquired by ASE Inc. for US$14.78 per ASE Test NASDAQ Share in cash.  Each ASE Test option that had a per share exercise price equal to or higher than the per share acquisition price was cancelled without any payment.

Information regarding outstanding and exercisable stock options granted or modified after January 1, 2004 for the years ended December 31, 2006, 2007 and 2008 was as follows:

	Year Ended December 31
	2006			2007			2008
	Number of Options (in Thousands)	Weighted Average Exercise Price Per Share (US$)	Weighted Average Grant Date Fair Value (US$)	Number of Options (in Thousands)	Weighted Average Exercise Price Per Share (US$)	Weighted Average Grant Date Fair Value (US$)	Number of Options (in Thousands)	Weighted Average Exercise Price Per Share (US$)	Weighted Average Grant Date Fair Value (US$)

Beginning outstanding balance	293	6.21		414	7.28		368	7.31
Options granted	130	9.60	5.32	-	-	-	-	-	-
Options forfeited	-	-		(12)	6.10		-	-
Options exercised	(9)	6.10		(34)	7.38		(368)	7.31
Ending outstanding balance	414	7.28		368	7.31		-	-
Ending exercisable balance	135	7.90		185	6.79		-	-

ASE Mauritius Inc. Option Plan

ASE Mauritius Inc. adopted an employee stock option plan which was approved in November 2007 and granted 30,000 thousand units in December 2007.  Under the terms of the plan, each unit represents the right to purchase one share of common stock of ASE Mauritius Inc. when exercisable.  The options are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date.

For the year ended December 31, 2008, 380 thousand units of stock options were cancelled.  As of December 31, 2008, the outstanding and exercisable stock options were 29,620 thousand units and nil, respectively; the average exercise price per share is US$1.7; the remaining contractual life is nine years.

No compensation cost was recognized under the intrinsic value method for the years ended December 31, 2006, 2007 and 2008.

For purposes of pro forma disclosure, the estimated fair values of the options are amortized to expense over the option vesting periods.  Had the Company recorded compensation cost based on the estimated grant date fair value which was determined using the Black-Scholes option pricing model, the Company’s net income would have been reduced to the pro forma amounts below:

	Year Ended December 31
Assumptions:	2006	2007	2008
ASE Inc.
Expected dividend yield	3.00%	3.00%	3.00%
Expected volatility	46.0%-59.0%	46.0%-59.0%	46.0%-59.0%
Risk free interest rate	1.80%-2.51%	1.80%-2.51%	1.80%-2.51%
Expected life	5.0-6.5 years	5.0-6.5 years	5.0-6.5 years

ASE Test
Expected dividend yield	-	-	-
Expected volatility	59.95%-62.03%	59.95%-62.03%	-
Risk free interest rate	4.88%	4.88%	-
Expected life	3-5 years	3-5 years	-

ASE Mauritius Inc.
Expected dividend yield	-	-	-
Expected volatility	-	47.21%	47.21%
Risk free interest rate	-	4.17%	4.17%
Expected life	-	6.5 years	6.5 years

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$	US$

Net income attributable to shareholders of the parent for calculation of basic EPS:
As reported	17,416,151	12,165,249	6,160,052	188,036
Pro forma	16,301,168	12,013,309	5,436,867	165,961

Net Income attributable to shareholders of the parent for calculation of diluted EPS:
As reported	17,582,151	12,280,224	6,099,460	186,186
Pro forma	16,467,168	12,128,284	5,376,275	164,111

Earnings per share
Basic EPS - as reported	3.29	2.26	1.14	0.03
Basic EPS - pro forma	3.08	2.23	1.01	0.03
Diluted EPS - as reported	3.14	2.18	1.12	0.03
Diluted EPS - pro forma	2.94	2.15	0.99	0.03

23.	PERSONNEL EXPENDITURE AND DEPRECIATION AND AMORTIZATION

	Year Ended December 31, 2006			Year Ended December 31, 2007
	Cost of	Operating		Cost of	Operating
	Revenues	Expenses	Total	Revenues	Expenses	Total
	NT$	NT$	NT$	NT$	NT$	NT$
Personnel
Salary	11,247,354	3,401,115	14,648,469	11,553,243	3,938,597	15,491,840
Pension cost	748,437	191,233	939,670	745,641	227,878	973,519
Labor and health insurance	862,163	242,791	1,104,954	851,918	291,508	1,143,426
Others	1,175,983	395,931	1,571,914	985,870	368,971	1,354,841

	14,033,937	4,231,070	18,265,007	14,136,672	4,826,954	18,963,626

Depreciation	12,736,924	751,256	13,488,180	14,668,139	890,583	15,558,722
Amortization	576,102	423,929	1,000,031	630,435	436,995	1,067,430
(Continued)

	Year Ended December 31, 2008
	Cost of	Operating
	Revenues	Expenses	Total
	NT$	NT$	NT$	US$
Personnel
Salary	11,578,736	4,862,392	16,441,128	501,866
Pension cost	688,237	309,718	997,955	30,464
Labor and health insurance	861,532	306,506	1,168,038	35,654
Others	1,194,641	353,482	1,548,123	47,256

	14,323,146	5,832,098	20,155,244	615,240

Depreciation	15,360,782	972,733	16,333,515	498,581
Amortization	440,024	471,313	911,337	27,819
(Concluded)

24.	INCOME TAX

a.	A reconciliation of income tax expense based on income before income tax at statutory rates and income tax expense was as follows:

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$	US$

Tax expense based on pre-tax income at statutory rates	5,957,310	4,491,629	2,979,783	90,958
Cumulative effect of changes in accounting principles	(114,168)	-	-	-
Add (less) tax effects of:
Permanent differences
Tax-exempt income	(778,834)	(1,016,270)	(598,361)	(18,265)
Other	(89,430)	(113,709)	23,908	730
Temporary differences
Unrealized foreign exchange loss (gain)	(90,000)	18,212	235,882	7,200
Loss (gain) on valuation of financial instruments	83,325	(77,130)	160,271	4,892
Others	(542,776)	(454,209)	(155,366)	(4,742)
	4,425,427	2,848,523	2,646,117	80,773
Loss carryforwards	(1,246,641)	77,863	151,359	4,620
Income tax on undistributed earnings	-	298,782	176,860	5,398
Credits for investments and research and development	(1,697,397)	(1,754,907)	(1,423,852)	(43,463)
Tax separately levied on interest from short-term bills	-	275	-	-
Adjustment of prior year’s income tax	121,479	(142,719)	16,076	491
Current income tax expense	1,602,868	1,327,817	1,566,560	47,819
Deferred income tax	367,751	2,029,567	701,722	21,420
Cumulative effect of changes in accounting principles	114,168	-	-	-

Income tax expense	2,084,787	3,357,384	2,268,282	69,239

b.	The above-mentioned taxes on pre-tax income based on applicable statutory rates for both domestic and foreign entities are shown below:

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$	US$

Domestic entities in ROC (25% statutory rate)	5,570,158	3,797,475	2,283,923	69,717
Foreign entities
ASE Korea (27.5%-30.8% statutory rate)	97,499	297,857	160,140	4,888
ASE Japan (40%-42.99% statutory rate)	182,372	140,751	157,087	4,795
ISE (34%-35% federal tax rate and 6% state tax rate)	(11,141)	(15,480)	268,064	8,183
ASE Malaysia (26%-28% statutory rate)	118,422	271,026	110,569	3,375

	5,957,310	4,491,629	2,979,783	90,958

c.	Deferred income tax assets (liabilities) were as follows:

	December 31
	2007	2008
	NT$	NT$	US$

Current deferred income tax assets
Unused tax credits	1,992,245	772,658	23,585
Unrealized foreign exchange loss (gain)	(44,508)	137,035	4,183
Other	333,286	384,268	11,730
	2,281,023	1,293,961	39,498
Valuation allowance	(205,767)	(208,513)	(6,365)

Net current deferred income tax assets	2,075,256	1,085,448	33,133

Net current deferred income tax liabilities	(121,499)	-	-

Non-current deferred income tax assets
Unused tax credits	1,904,773	1,669,503	50,962
Accrued pension costs	185,528	596,522	18,209
Loss carryforwards (expiring in 2018)	170,541	412,091	12,579
Depreciation	(352,129)	(344,156)	(10,505)
Others	238,396	141,024	4,304
	2,147,109	2,474,984	75,549
Valuation allowance	(685,707)	(845,275)	(25,802)

Net non-current deferred income tax assets	1,461,402	1,629,709	49,747

Net non-current deferred income tax liabilities-mainly depreciation differences	(150,009)	(151,729)	(4,632)

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

Pursuant to the amended Article 39 of the ROC Income Tax Law which was promulgated on January 6, 2009, the period for operating loss carryforwards was extended from five years to ten years.  The Company recalculated deferred tax assets according to the amended Article and recorded the resulting differences as a deferred income tax benefit.

The tax holidays for the Company are as follows:

1)
A portion of ASE Inc.’s income from packaging of semiconductors is exempt from income tax for five years ending December 2007 and September 2009, respectively.  A portion of ASE Chung Li branch’s income from manufacturing, processing and testing of semiconductors is exempt from income tax for five years ending December 2007 and 2011, respectively.

2)	A portion of ASE Test, Inc.’s income from testing of semiconductors is exempt from income tax for five years ending December 31, 2010.

3)	A portion of PowerASE’s income is exempt from income tax for five years ending September 2012.

4)
Under the previous tax laws in China, those subsidiaries located in China were eligible to enjoy the five-year tax holiday (two-year tax exemption and subsequent three-year 50% reduction of applicable tax rate) starting from first profit-making year.  However, under the amended tax laws effective from January 1, 2008, the manufacturing foreign investment enterprises which have not started their tax holidays under the prior tax laws will have their tax holidays take effect starting from the effective date of the amended tax laws, and those subsidiaries would be eligible for a 5-year transition period to move up to 25% tax rate.  The tax rate applied to above subsidiaries in China for 2008 is 18%.

Under new income tax laws, the distribution of China-sourced income generated after January 1, 2008 is subject to a 10% withholding tax, and enterprises originating from those countries that have tax treaties with China may apply for lower withholding tax rates.

5)
ASE Singapore Pte. Ltd. has been granted pioneer status under the provisions of the Economic Expansion Incentives (Relief from Income Tax) Act for its operation in Singapore for a qualifying period of 10 years commencing September 1, 1998.  During the qualifying period, all income arising from pioneer status activities is exempt from income tax.  The tax exempt period was approved to be extended for five years.

The per share effect of these tax holidays was NT$0.15, NT$0.19 and NT$0.11 (US$0.003) per share for the years ended December 31, 2006, 2007 and 2008, respectively.

d.	As of December 31, 2008, unused tax credits, which may be utilized to offset future income tax, are set forth below:

	Amount
Year of Expiry	NT$	US$

2009	578,136	17,648
2010	521,172	15,909
2011	682,110	20,821
2012	578,552	17,660
2013 and thereafter	82,191	2,509

	2,442,161	74,547

Income tax returns of ASE Inc. have been examined by the ROC tax authorities through 2003.  ASE Inc. disagreed with the result of an examination relating to its 2002 income tax return and applied for an appeal.  In March 2009, the Supreme Administrative Court judged against ASE Inc.  ASE Inc. also disagreed with the result of the examination relating to its 2003 income tax return and lost the suit in administrative appeal in February 2009.  ASE Inc. has appealed the case to the High Administrative Court.  As a result, ASE Inc. recognized the related income tax expense in 2006 and 2007, respectively.  Income tax returns of other subsidiaries have been examined by the tax authorities through 2003 to 2006.

Information regarding Imputation Tax System

As of December 31, 2008, the balance of the Imputation Credit Account (“ICA”) amounted to NT$57,415 thousand (US$1,753 thousand). The creditable ratio for the distribution of 2007 and 2008 earnings is 5.62% (actual) and 8.65% (estimated), respectively.

Under the Integrated Income Tax System which became effective on January 1, 1998, ROC resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by the Company on earnings generated since January 1, 1998.  Non-resident shareholders are allowed only a tax credit from the 10% income tax on undistributed earnings, which can be used to deduct the withholding income tax on dividends.  An ICA is maintained by the Company for such income tax and the tax credit allocated to each shareholder.  The maximum credit available for allocation to each shareholder cannot exceed the balance shown in the ICA on the date of distribution of dividends.  The expected creditable ratio for the 2008 earnings may be adjusted, depending on the ICA balance on the date of dividend distribution.

25.	EARNINGS PER SHARE

	Year Ended December 31
	2006		2007		2008
	Before Income Tax	After Income Tax	Before Income Tax	After Income Tax	Before Income Tax		After Income Tax
	NT$	NT$	NT$	NT$	NT$	US$	NT$	US$
Basic EPS
Income before cumulative effect of changes in accounting principles	3.61	3.36	2.55	2.26	1.36	0.04	1.14	0.03
Cumulative effect of changes in accounting principles	(0.09)	(0.07)	-	-	-	-	-	-

(Continued)

	Year Ended December 31
	2006		2007		2008
	Before Income Tax	After Income Tax	Before Income Tax	After Income Tax	Before Income Tax		After Income Tax
	NT$	NT$	NT$	NT$	NT$	US$	NT$	US$
Income attributable to shareholders of the parent	3.52	3.29	2.55	2.26	1.36	0.04	1.14	0.03

Diluted EPS
Income before cumulative effect of changes in accounting principles	3.44	3.20	2.46	2.18	1.33	0.04	1.12	0.03
Cumulative effect of changes in accounting principles	(0.08)	(0.06)	-	-	-	-	-	-

Income attributable to shareholders of the parent	3.36	3.14	2.46	2.18	1.33	0.04	1.12	0.03
(Concluded)

EPS is computed as follows:

			Number of	EPS
	Amounts (Numerator)		Shares	Before	After
	Before	After	(Denominator)	Income	Income
	Income Tax	Income Tax	(In Thousands)	Tax	Tax
	NT$	NT$		NT$	NT$
Year ended December 31, 2006
Basic EPS
Income from continuing operations	19,067,237	17,758,654	5,291,575	3.61	3.36
Cumulative effect of changes in accounting principles	(456,671)	(342,503)	-	(0.09)	(0.07)
Income attributable to shareholders of the parent	18,610,566	17,416,151	5,291,575	3.52	3.29
Effect of dilutive potential common stock
Convertible bonds	213,079	168,993	236,734
Employee stock options issued by ASE Inc.	-	-	75,219
Employee stock options issued by subsidiaries	(2,993)	(2,993)	-
Diluted EPS
Income attributable to shareholders of the parent plus effect of potential dilutive common stock	18,820,652	17,582,151	5,603,528	3.36	3.14

Year ended December 31, 2007
Basic EPS
Income attributable to shareholders of the parent	13,729,800	12,165,249	5,390,907	2.55	2.26
Effect of dilutive potential common stock
Convertible bonds	177,111	139,635	179,120
Employee stock options issued by ASE Inc.	-	-	63,118
Employee stock options issued by subsidiaries	(24,660)	(24,660)	-
Diluted EPS
Income attributable to shareholders of the parent plus effect of potential dilutive common stock	13,882,251	12,280,224	5,633,145	2.46	2.18

Year ended December 31, 2008
Basic EPS
Income attributable to shareholders of the parent	7,341,503	6,160,052	5,392,872	1.36	1.14
Effect of dilutive potential common shares
Bonus to employees	-	-	25,472
Convertible bonds	-	-	6,164
Employee stock options issued by ASE Inc.	-	-	32,848
Bonus to employees and employee stock options issued by subsidiaries	(60,592)	(60,592)	-
Diluted EPS
Income attributable to shareholders of the parent plus effect of potential dilutive common stock	7,280,911	6,099,460	5,457,356	1.33	1.12
(Continued)

			Number of	EPS
	Amounts (Numerator)		Shares	Before	After
	Before	After	(Denominator)	Income	Income
	Income Tax	Income Tax	(In Thousands)	Tax	Tax
	US$	US$		US$	US$
Year ended December 31, 2008
Basic EPS
Income attributable to shareholders of the parent	224,100	188,036	5,392,872	0.04	0.03
Effect of dilutive potential common shares
Bonus to employees	-	-	25,472
Convertible bonds	-	-	6,164
Employee stock options issued by ASE Inc.	-	-	32,848
Bonus to employees and employee stock options issued by subsidiaries	(1,850)	(1,850)	-
Diluted EPS
Income attributable to shareholders of the parent plus effect of potential dilutive common stock	222,250	186,186	5,457,356	0.04	0.03
(Concluded)

For purposes of the ADS calculation, the denominator represents the above-mentioned weighted average outstanding shares divided by five (one ADS represents five common shares).  The numerator was the same.

The ROC ARDF issued Interpretation 96-052 that requires companies to recognize bonuses paid to employees, directors and supervisors as compensation expenses beginning January 1, 2008.  These bonuses were previously recorded as appropriations from earnings.  If the Company may settle the bonus to employees by cash or shares, the Company should presume that the entire amount of the bonus will be settled in shares and the resulting potential shares should be included in the weighted average number of shares outstanding used in the calculation of diluted EPS, if the shares have a dilutive effect.  The number of shares is estimated by dividing the entire amount of the bonus by the closing price (after consideration of the dilutive effect of dividends) of the shares at the balance sheet date.  Such dilutive effect of the potential shares needs to be included in the calculation of diluted EPS until the shareholders resolves the number of shares to be distributed to employees at their meeting in the following year.

The weighted average number of shares outstanding for EPS calculation has been retroactively adjusted for the issuance of stock dividends, issuance of common stock from capital surplus and employee stock bonuses.  This adjustment caused the basic after income tax EPS for the years ended December 31, 2006 and 2007 to decrease from NT$3.95 to NT$3.29 and NT$2.34 to NT$2.26, respectively.  This adjustment caused diluted after income tax EPS for the years ended December 31, 2006 and 2007 to decrease from NT$3.77 to NT$3.14 and from NT$2.26 to NT$2.18, respectively.

26.	DISCLOSURES FOR FINANCIAL INSTRUMENTS

a.	Fair values of financial instruments were as follows:

	December 31
	2007		2008
	Carrying
	Amount	Fair Value	Carrying Amount		Fair Value
	NT$	NT$	NT$	US$	NT$	US$
Non-derivative financial instruments

Assets
Financial assets at fair value through profit or loss	1,599,353	1,599,353	536,427	16,375	536,427	16,375
Available-for-sale financial assets	9,406,327	9,406,327	279,812	8,541	279,812	8,541
Held-to-maturity financial assets	50,000		-	-
Bond investments with no active market	-		450,000	13,736
Financial assets carried at cost	525,025		575,495	17,567
Guarantee deposits	490,306	490,306	61,224	1,869	61,224	1,869
Restricted assets	279,068	279,068	191,416	5,843	191,416	5,843
(Continued)

	December 31
	2007		2008
	Carrying
	Amount	Fair Value	Carrying Amount		Fair Value
	NT$	NT$	NT$	US$	NT$	US$
Liabilities
Long-term bonds payable (including current portion)	7,264,735	8,494,109	1,375,000	41,972	1,344,379	41,037
Long-term bank loans (including current portion)	23,280,708	23,280,708	52,510,410	1,602,882	51,510,410	1,602,882
Capital lease obligations (including current portion)	92,350	92,350	39,060	1,192	39,060	1,192

Derivative financial instruments

Assets
Forward exchange contracts	2,641	2,641	1,053	32	1,053	32

Liabilities
Swap contracts	-	-	61,257	1,870	61,257	1,870
Forward exchange contracts	16,493	16,493	21,410	654	21,410	654
Interest rate swap contract	20,319	20,319	391,904	11,962	391,904	11,962
Cross currency swap contracts	7,519	7,519	-	-	-	-
(Concluded)

b.	Methods and assumptions used in the estimation of fair values of financial instruments were as follows:

1)
The aforementioned financial instruments do not include cash and cash equivalents, accounts receivable, other receivables, short-term borrowings, short-term bills payable, accounts payable, accrued expenses and payable for properties.  These financial instruments’ carrying amounts approximate their fair values.

2)
Fair values of financial assets at FVTPL and available-for-sale financial assets were determined using their quoted market prices in an active market.  Fair values of derivatives were determined using valuation techniques incorporating estimates and assumptions consistent with those generally used by other market participants to price financial instruments.

3)
Financial assets carried at cost, held-to-maturity financial assets and bond investments with no active market are investments in unquoted securities, which have no quoted prices in an active market and entail an unreasonably high cost to obtain verifiable fair values.  Therefore, no fair value is presented.

4)
The interest rates of long-term debts except bonds payable were mainly floating; therefore, their fair values approximate carrying amounts.  Fair value of bonds payable was based on their quoted market price.

5)	The carrying amounts of guarantee deposits and restricted assets reflect their fair values.

c.
Valuation gains (losses) from changes in fair value of financial instruments determined using valuation techniques were NT$(260,569) thousand, NT$147,498 thousand and NT$251,616 thousand (US$7,681 thousand) for the years ended December 31, 2006, 2007 and 2008, respectively.

d.
As of December 31, 2007 and 2008, financial assets exposed to fair value interest rate risk amounted to NT$185,821 thousand and NT$53,544 thousand (US$1,634 thousand), respectively, financial liabilities exposed to fair value interest rate risk amounted to NT$4,739,247 thousand and NT$215,927 thousand (US$6,591 thousand), respectively, financial assets exposed to cash flow interest rate risk amounted to NT$14,045,750 thousand and NT$16,263,728 thousand (US$496,451 thousand), respectively, and financial liabilities exposed to cash flow interest rate risk amounted to NT$34,207,038 thousand and NT$61,302,873 thousand (US$1,871,272 thousand), respectively.

e.
For the years ended December 31, 2006, 2007 and 2008, interest income of NT$406,364 thousand, NT$364,933 thousand and NT$351,286 thousand (US$10,723 thousand), and interest expense (including capitalized interest) of NT$1,841,401 thousand, NT$1,696,609 thousand and NT$1,931,018 thousand (US$58,944 thousand) were associated with financial assets or liabilities other than those at FVTPL.

f.	Strategy for financial risk

The derivative instruments employed by the Company are to mitigate risks arising from ordinary business operation.  All derivative transactions entered into by the Company are designated as either hedging or trading, which are governed by separate internal guidelines and controls.  Derivative transactions entered into for hedging purposes must hedge risk against fluctuations in foreign exchange and interest rates arising from operating activities.  The currency and the amount of derivative instruments held by the Company must match its assets and liabilities.

g.	Information about financial risk

1)	Market risk

All derivative financial instruments are mainly held to hedge the exchange rate fluctuations of foreign-currency-denominated assets and liabilities and interest rate fluctuations on its floating rate long-term loans.  Exchange gains or losses on these derivative contracts are likely to be offset by gains or losses on the hedged assets and liabilities.  Interest rate risks are also controlled because the expected cost of capital is fixed.  Thus, market risk for derivative contracts is believed to be immaterial.

The Company holds open-end mutual funds, bond investments and quoted stocks, which are subject to price risk.  The fair value of these funds will decrease by NT$8,000 thousand (US$244 thousand) if their market price decreases by 1%.

2)	Credit risk

Credit risk represents the potential loss that would be incurred by the Company if counter parties or third parties breached contracts.  Credit risk represents the positive fair values of contracts as of the balance sheet date.  The Company’s maximum credit risk on financial instruments approximated their carrying amounts as of December 31, 2007 and 2008.

3)	Liquidity risk

The Company’s operating funds are deemed sufficient to meet cash flow demand; therefore, the Company’s liquidity risk is not considered to be significant.

The Company’s investments in open-end mutual funds and quoted stocks are traded in active markets and can be disposed of quickly at close to their fair values.  The Company’s financial assets carried at cost have no active markets; therefore, liquidity risk for such assets is expected to be high.

4)	Cash flow interest rate risk

The Company’s short-term and long-term loans are mainly floating interest rate debts.  When the market interest rate increases by 1%, the Company’s annual cash out flows will increase by NT$613,028 thousand (US$18,713 thousand).

h.	Cash flow hedge

ASE Inc. entered into an interest rate swap contract in August 2008 to hedge fluctuations in interest rates on its long-term loans. As of December 31, 2008, the notional amount of the outstanding contract was NT$12,000,000 thousand (US$366,300 thousand).  Interest receipt and payment were based on floating rates (1.88% as of December 31, 2008) and fixed rate of 2.45%~2.48%, respectively.  The contract will mature in March 2013.  The fair value of the interest rate swap contract as of December 31, 2008 was a loss NT$391,695 thousand (US$11,956 thousand) and was recorded as hedging derivative liabilities-noncurrent with an adjustment to shareholders’ equity.

In addition, ASE Test, Inc. entered into cross currency swap contracts in 2007 and 2008 to hedge exposures from fluctuations in both foreign exchange and interest rates on its receivable from an affiliate, ASE Test Finance Limited.  The contracts were settled in December 2007 and May 2008, respectively.  Net gains from cross currency swap contracts for hedging purposes were NT$5,475 thousand (recorded as a deduction in interest income of NT$16,273 thousand and foreign exchange gains of NT$21,748 thousand) and NT$ 58,282 thousand (recorded as a deduction in interest income of NT$24,514 thousand and foreign exchange gains of NT$82,796 thousand) for the years ended December 31, 2007 and 2008, respectively.

27.	RELATED PARTY TRANSACTIONS

The Company purchased real estate properties from HCDC for NT$141,238 thousand in 2007 and the prices were based on their fair market values as assessed by appraisers.  As of December 31, 2008, all of the amounts had been paid.

The Company contracted with HCDC for factory and office building construction, but the contract was terminated in 2008.  As a result of the termination, NT$36,000 thousand (US$1,099 thousand) was paid by the Company to HCDC and was recorded as non-operating losses.

Information regarding compensation to directors, supervisors and management personnel:

	Year ended December 31
	2006	2007	2008
	NT$	NT$	NT$	US$

Salary, incentives and special compensation	740,176	545,656	455,078	13,891
Bonus	96,028	102,635	71,453	2,181

	836,204	648,291	526,531	16,072

The compensation of directors, supervisors and management personnel for the years ended December 31, 2006 and 2007 included the bonuses appropriated from earnings for 2006 and 2007 which had been approved by shareholders in their annual meeting held in 2007 and 2008.

28.	ASSETS PLEDGED OR MORTGAGED

The following assets have been pledged or mortgaged as collateral for bank loans, import duties for raw materials and as guaranty deposits for employment of foreign labor, etc:

	December 31
	2007	2008
	NT$	NT$	US$

Property, plant and equipment
Land	505,151	511,644	15,618
Buildings and improvements	2,835,856	2,073,292	63,287
Machinery and equipment	4,807,205	434,907	13,276
Inventory - construction in progress	-	1,144,113	34,924
Restricted assets	279,068	191,416	5,843
Idle assets	196,552	-	-
Land use rights	152,982	-	-

	8,776,814	4,355,372	132,948

29.	COMMITMENTS AND CONTINGENCIES

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

The future minimum lease payments under the above-mentioned operating leases as of December 31, 2008 were as follows:

	Amount
	NT$	US$
2009	287,035	8,762
2010	209,778	6,403
2011	43,722	1,335
2012	34,348	1,048
2013 and thereafter	98,862	3,018

Total minimum lease payments	673,745	20,566

b.	As of December 31, 2008, unused letters of credit of the Company were approximately NT$323,000 thousand (US$9,860 thousand).

c.
As of December 31, 2008, commitments to purchase machinery and equipment of the Company were approximately NT$2,243,000 thousand (US$68,468 thousand), of which NT$27,623 thousand (US$843 thousand) had been prepaid.

d.
As of December 31, 2008, outstanding commitments related to construction of buildings of the Company were approximately NT$1,532,000 thousand (US$46,764 thousand), of which NT$275,253 thousand (US$8,402 thousand) had been prepaid.

e.
The Company entered into technology license agreements with foreign companies which will expire on various dates through 2013.  Pursuant to the agreements, the Company shall pay royalties based on specified percentages of sales volume and licensing fees to the counter parties. Royalties and licensing fees paid for the years ended December 31, 2006, 2007 and 2008 were approximately NT$282,381 thousand, NT$246,849 thousand and NT$199,195 thousand (US$6,080 thousand), respectively.

f.
Tessera Inc. (“Tessera”) filed an amended complaint in the United States District Court for the Northern District of California in February 2006 adding the Company to a suit alleging that the Company infringed patents owned by Tessera (the “California Litigation”).  At Tessera’s request, the United States International Trade Commission (“ITC”) instituted an investigation of certain of the Company’s co-defendants and other companies.

The district court in the California Litigation has vacated the trial schedule and stayed all proceedings pending a final resolution of the first ITC investigation.  The United States Patent and Trademark Office have also instituted reexamination proceedings on all the patents Tessera has asserted in the California Litigation and the ITC Investigation.  As of March 12, 2009, Tessera moved to terminate the investigation.

As of April 16, 2009 the impact of the California Litigation or the ITC Investigation cannot be estimated.

g.
The Company and Spansion Inc. announced in October 2008 the signing of a memorandum of understanding with respect to entering into a joint venture to jointly own Spansion Inc.’s FMO facility in Suzhou, China. As of April 16, 2009, the project is suspended, and the definitive agreement has not been signed.

30.	LOSS ON FIRE DAMAGE

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

31.      SEGMENT AND GEOGRAPHICAL INFORMATION

a.	Geographical sales and long-lived assets information

1)     Net revenues:

	Year Ended December 31
	2006		2007		2008
		% of		% of			% of
		Total		Total			Total
	NT$	Revenues	NT$	Revenues	NT$	US$	Revenues

America	53,280,483	53	50,389,904	50	50,082,695	1,528,776	53
Taiwan	18,810,441	19	21,413,369	21	18,681,217	570,245	20
Asia	15,752,825	16	16,760,893	17	12,950,935	395,328	14
Europe	12,579,366	12	12,597,299	12	12,714,009	388,095	13
Other	532	-	1,604	-	2,056	62	-

	100,423,647	100	101,163,069	100	94,430,912	2,882,506	100

2)     Long-lived assets:

	December 31
	2007		2008
	NT$	%	NT$	US$	%

Taiwan	47,364,686	58	44,802,206	1,367,588	53
Asia	34,074,540	42	39,090,983	1,193,253	46
America	349,103	-	864,795	26,397	1

	81,788,329	100	84,757,984	2,587,238	100

b.	Major customers

For the years ended December 31, 2006, 2007 and 2008, the Company did not have a single customer to which the net revenues exceeded 10% of total net revenues.

c.	Reported segment information

The Company has three reportable segments:  Packaging, testing and investing and other.  The Company packages bare semiconductors into finished semiconductors with enhanced electrical and thermal characteristics; provides testing services, including front-end engineering testing, wafer probing and final testing services; and engages in investing activities.  The accounting policies for segments are the same as those described in Note 2.  Segment information for the years ended December 31, 2006, 2007 and 2008 was as follows:

			Investing
	Packaging	Testing	and Other	Total
	NT$	NT$	NT$	NT$
2006

Revenue from external customers	76,820,475	21,429,584	2,173,588	100,423,647
Inter-segment revenues	74,879	51,214	5,821,221	5,947,314
Interest income	193,412	66,237	146,715	406,364
Interest expense	(861,737)	(145,669)	(612,888)	(1,620,294)
Net interest expense	(668,325)	(79,432)	(466,173)	(1,213,930)
Depreciation and amortization	(8,245,204)	(4,889,792)	(1,353,215)	(14,488,211)
Gain on insurance settlement and impairment recovery	1,758,957	1,637,709	1,177,785	4,574,451
Segment profit (loss)	14,679,021	7,829,473	(257,070)	22,251,424
Segment assets	78,958,866	33,095,566	24,986,444	137,040,876
Expenditures for segment assets	7,025,247	4,859,188	5,846,500	17,730,935
Goodwill	772,148	1,619,698	439,428	2,831,274

2007

Revenue from external customers	78,516,274	20,007,839	2,638,956	101,163,069
Inter-segment revenues	222,086	45,576	8,769,842	9,037,504
Interest income	229,917	85,363	33,380	348,660
Interest expense	(773,671)	(87,635)	(713,218)	(1,574,524)
Net interest expense	(543,754)	(2,272)	(679,838)	(1,225,864)
Depreciation and amortization	(9,379,964)	(5,410,619)	(1,835,569)	(16,626,152)
Segment profit (loss)	14,879,301	5,359,835	(941,970)	19,297,166
Segment assets	91,802,902	36,968,716	23,605,832	152,377,450
Expenditures for segment assets	10,502,494	6,330,268	1,339,393	18,172,155
Goodwill	1,040,509	1,708,255	439,353	3,188,117

(Continued)

			Investing
	Packaging	Testing	and Other	Total
	NT$	NT$	NT$	NT$
2008

Revenue from external customers	73,391,622	19,021,360	2,017,930	94,430,912
Inter-segment revenues	1,227,553	71,513	10,047,595	11,346,661
Interest income	174,358	80,379	72,035	326,772
Interest expense	(1,201,699)	(62,048)	(549,549)	(1,813,296)
Net interest income (expense)	(1,027,341)	18,331	(477,514)	(1,486,524)
Depreciation and amortization	(9,706,923)	(5,799,216)	(1,738,713)	(17,244,852)
Segment profit (loss)	8,152,859	4,159,597	(512,941)	11,799,515
Segment assets	79,836,198	49,326,401	23,027,388	152,189,987
Expenditures for segment assets	9,266,015	6,323,387	1,034,303	16,623,705
Goodwill	1,392,743	7,639,685	423,663	9,456,091

			Investing
	Packaging	Testing	and Other	Total
	US$	US$	US$	US$
2008

Revenue from external customers	2,240,282	580,627	61,597	2,882,506
Inter-segment revenues	37,470	2,183	306,703	346,356
Interest income	5,322	2,454	2,199	9,975
Interest expense	(36,682)	(1,894)	(16,775)	(55,351)
Net interest income (expense)	(31,360)	560	(14,576)	(45,376)
Depreciation and amortization	(296,304)	(177,021)	(53,075)	(526,400)
Segment profit (loss)	248,866	126,972	(15,657)	360,181
Segment assets	2,437,002	1,505,690	702,910	4,645,602
Expenditures for segment assets	282,845	193,022	31,572	507,439
Goodwill	42,513	233,202	12,932	288,647
(Concluded)

32.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

The Company’s consolidated financial statements have been prepared in accordance with ROC GAAP, which differs in the following respects from U.S. GAAP:

a.	Pension benefits

The Company adopted U.S. Statement of Financial Accounting Standards (“U.S. SFAS”) No. 87, “Employers’ Accounting for Pensions” (“U.S. SFAS No. 87”) on January 1, 1987, which requires the Company to determine the accumulated pension obligation and the pension expense on an actuarial basis.

U.S. SFAS No. 87 was amended by U.S. SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“U.S. SFAS No. 158”) on September 29, 2006, which requires employers to recognize the overfunded or underfunded status of a defined benefit pension plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income.  Specifically, U.S. SFAS No. 158 defines the funded status of a benefit plan as the difference between the fair value of the plan assets and the projected benefit obligation.  In addition, it requires companies to recognize actuarial gains or losses, prior service costs or credits, and the transition asset or obligation remaining that were unrecognized as of the initial adoption date of U.S. SFAS No. 158.  The Company adopted U.S. SFAS No. 158 on December 31, 2006.

ROC SFAS No. 18, “Accounting for Pensions” (“ROC SFAS No. 18”) is similar in many respects to U.S. SFAS No. 87 and was adopted by the Company in 1996.  However, ROC SFAS No. 18 does not require a company to recognize the overfunded or underfunded status of a defined benefit pension plan as an asset or liability in the statement of financial position.  The difference in the dates of adoption gives rise to a U.S. GAAP difference in the actuarial computation for transition obligation and the related amortization.

b.	Marketable securities

Under ROC GAAP, prior to January 1, 2006, marketable securities were carried at the lower of aggregate cost or market, and debt securities were carried at cost, with only unrealized losses recognized.  Effective January 1, 2006, the Company adopted ROC SFAS No. 34, “Financial Instruments:  Recognition and Measurement” and No. 36, “Financial Instruments:  Disclosure and Presentation”.  Financial instruments including debt securities and equity securities are categorized as FVTPL, available-for-sale or held-to-maturity securities.  Financial assets at FVTPL has two sub-categories: financial assets designated on initial recognition as assets to be measured at fair value with fair value changes recognized in profit or loss, and financial assets that are classified as held for trading.  These classifications are similar to those required by U.S. SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“U.S. SFAS No. 115”).

Under U.S. SFAS No. 115, debt and equity securities that have readily determinable fair values are classified as either trading, available-for-sale or held-to-maturity securities.  Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.  Debt and equity securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.  Debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders’ equity.

Upon adoption of ROC SFAS No. 34 and No. 36 on January 1, 2006, the Company recorded a cumulative effect of changes in accounting principles of NT$342,503 thousand for the year ended December 31, 2006 for marketable securities and derivative financial instruments, of which NT$16,331 thousand relates to the adjustment of the carrying basis of trading securities to fair market value.  Such adjustment, representing the unrealized gain on trading securities already recognized under U.S. GAAP in 2005, was reversed in 2006 as a one-time reconciling adjustment between U.S. GAAP and ROC GAAP.

Upon adoption of ROC SFAS No. 34 and No. 36, the Company also adjusted the carrying value of the marketable securities categorized as AFS, which were carried at the lower of aggregate cost or market with unrealized losses included in earnings, to fair market value on January 1, 2006.  Therefore, prior to January 1, 2006, unrealized gains and losses included in shareholders’ equity associated with AFS marketable securities under ROC GAAP were different from those under U.S. GAAP.

c.      Bonuses to employees, directors and supervisors

According to ROC regulations and the Articles of Incorporation of ASE Inc., a portion of distributable earnings is required to be set aside as bonuses to employees, directors and supervisors.  Bonuses to directors and supervisors are always paid in cash.  However, bonuses to employees may be granted in cash or stock or both.  Prior to January 1, 2008, all of these appropriations, including stock bonuses which were valued at par value of NT$10, were charged against retained earnings under ROC GAAP after approval by the shareholders in the following year.

Under U.S. GAAP, such bonuses are charged to earnings in the year earned.  Shares issued as part of these bonuses are recorded at fair market value.  Since the amount and form of such bonuses are not usually determinable until the shareholders’ meeting in the subsequent year, the total amount of the aforementioned bonuses is initially accrued based on management’s estimate regarding the amount to be paid based on the Articles of Incorporation.  Any difference between the initially accrued amount and the fair market value of any shares issued as bonuses is recognized in the year of approval by the shareholders.

Effective January 1, 2008, the Company adopted Interpretation 96-052, “Accounting for Bonuses to Employees, Directors and Supervisors” issued in March 2007 by the ROC ARDF, which requires companies to record bonuses paid to employees, directors and supervisors as an expense rather than as an appropriation of earnings.  The amount of compensation expense related to stock bonuses is determined based on the market value of ASE Inc.’s common stock at the date immediately preceding the shareholders’ meeting.

Accordingly, the Company is no longer required to record the first reconciling adjustment for the year ended December 31, 2008 as mentioned above. However, the Company recorded the second reconciling adjustment to reflect the additional compensation expense recognized in 2008 for 2007 bonuses paid in stock, which was measured at the fair market value on the date of stock distribution.  Starting from January 1, 2009, the only U.S. GAAP reconciling adjustment for the bonuses paid in stock will be the difference of the market value of the stock bonuses between the date of stock distribution and the date immediately preceding the shareholders’ meeting.

d.	Depreciation of buildings

Under ROC GAAP, buildings may be depreciated over their estimated life or up to 40 years based on ROC practices and tax regulations.  For U.S. GAAP purposes, buildings are depreciated over their estimated economic useful life of 25 years.

e.	Depreciation on the excess of book value on transfer of buildings between subsidiaries

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

The carrying value of stock investments in ASE Test by J&R Holding under ROC GAAP is different from that under U.S. GAAP, therefore differences in the amount of related gains upon the sale of such stock investments have been recorded in the equity reconciliation.

g.	Effects of U.S. GAAP adjustments on equity method investments

The carrying amounts of equity method investments and the investment income (loss) recognized by the equity method in HCDC, HCKC and USI are reflected in the consolidated financial statements under ROC GAAP.  The financial statements of these equity method investees prepared under ROC GAAP are different from the financial statements of such equity method investees prepared under U.S. GAAP mainly due to the differences in accounting for bonuses to employees, directors and supervisors, stock options and the depreciation of buildings.  Therefore, the investment income (loss) has been adjusted to reflect the differences between ROC GAAP and U.S. GAAP in the investees’ financial statements.

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

Under ROC GAAP, for purposes of evaluating the recoverability of long-lived assets, assets purchased for use in the business but subsequently determined to have no use were written down to fair value and recorded as idle assets.  Under ROC GAAP, effective January 1, 2005, the Company is required to recognize an impairment loss when an indication is identified that the carrying amount of an asset or a group of assets is not recoverable from the expected discounted future cash flows.  However, if the recoverable amount increases in a future period, the amount previously recognized as impairment would be reversed and recognized as a gain.  The adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

As discussed in Note 30, in 2006, the Company reversed NT$2,190,583 thousand of impairment loss recognized in 2005 under ROC GAAP after a careful analysis of the increase in the estimated service potential of the production line and facilities by an external specialist. Such reversal is prohibited under U.S. GAAP.  As such, differences in the cost basis of these damaged machinery and equipment, associated depreciation expense and gain on recoveries related to restoration of such damaged machinery and equipment between ROC GAAP and U.S. GAAP are reflected in the reconciliation.

i.	Stock dividends

Under ROC GAAP, stock dividends are recorded at par value with a charge to retained earnings.  Under U.S. GAAP, if the ratio of distribution is less than 25 percent of the same class of shares outstanding, the fair value of the shares issued should be charged to retained earnings.  The difference for stock dividends paid in 2007 and 2008 is treated as an additional reduction to retained earnings and an increase to capital surplus of NT$14,264 million and NT$687 million (US$20,981 thousand), respectively.

j.	Stock-based compensation

Under U.S. GAAP, stock-based compensation expense for the year ended December 31, 2006 includes compensation expense for all unvested stock-based compensation awards granted prior to January 1, 2006 that are expected to vest, based on the grant-date fair value estimated in accordance with the transition method and the original provision of U.S. SFAS No. 123, “Accounting for Stock-Based Compensation” (“U.S. SFAS No. 123”).   Upon an employee’s termination, unvested awards are forfeited, which affects the quantity of options to be included in the calculation of stock-based compensation expense.  Forfeitures do not include vested options that expire unexercised.  Stock-based compensation expense for all stock-based compensation awards granted after January 1, 2006 is based on the grant-date fair value estimated in accordance with the provisions of U.S. SFAS No. 123R, “Share-Based Payment” (“U.S. SFAS No. 123R”).  The Company recognizes compensation expense using the graded vesting method over the requisite service period of the award, which is generally the option vesting term of five years.  See Note 33d for a further discussion on stock-based compensation.

Certain characteristics of the stock options granted under the ASE 2002 Option Plan made the fair values of these options not reasonably estimable using appropriate valuation methodologies as prescribed under U.S. SFAS No. 123; therefore, these options have been accounted for using the intrinsic value method.  Upon the adoption of U.S. SFAS No. 123R, the Company continued to account for these stock options based on their intrinsic value, remeasured at each reporting date through the date of exercise or other settlement.

Under ROC GAAP, employee stock option plans that were granted or modified in the period from January 1, 2004 to December 31, 2007 are accounted for by the interpretations 2003-070~072 and 2004-073 issued by the ROC ARDF.  The Company adopted the intrinsic value method and any compensation expense determined using this method is recognized over the vesting period.

Effective January 1, 2008, the Company adopted ROC SFAS No. 39, “Accounting for Share-based Payment”, which is similar in many respects to U.S. SFAS No. 123R and requires companies to record share-based payment transactions in the financial statements at fair value for the employee stock options that were granted or modified after December 31, 2007.  The Company has not granted or modified employee stock options since January 1, 2008.  No stock-based compensation expense was recognized under ROC GAAP for the years ended December 31, 2006, 2007 and 2008.

k.	Derivative financial instruments

The Company accounts for derivatives that do not qualify for hedge accounting be recorded as “financial assets or liabilities at fair value through profit or loss” at fair value in accordance with ROC SFAS No. 34.

Under U.S. GAAP, accounting for derivative instruments is prescribed in U.S. SFAS No. 133, as amended by U.S. SFAS No. 138, which requires that all companies recognize derivative instruments as assets and liabilities in the balance sheet at fair value.  If certain conditions are met, including certain rigorous documentation requirements, entities may elect to designate a derivative instrument as a hedging instrument.

As such, the GAAP difference presented in the reconciliation below for derivative instruments represents the effect of the initial adoption of ROC SFAS No. 34 on January1, 2006.

l.	Goodwill

Before January 1, 2006, under ROC GAAP, the Company amortized goodwill arising from acquisitions over 10 years.  Effective January 1, 2006, the Company adopted ROC SFAS No. 25 (revised in 2005), “Business Combinations - Accounting Treatment under Purchase Method” which is similar to U.S. SFAS No. 142 “Goodwill and Other Intangible Assets” (“U.S. SFAS No. 142”). The Company reviews goodwill for impairment in accordance with the provision of the standards under ROC and U.S. GAAP and found no impairment as of December 31, 2007 and 2008.

Under U.S. GAAP, the Company adopted U.S. SFAS No. 142, on January 1, 2002, which requires the Company to review goodwill for possible impairment existed at the date of adoption and perform subsequent impairment tests on at least an annual basis.  As a result, for U.S. GAAP purposes, the Company ceased to amortize goodwill effective January 1, 2002.  Definite-lived intangible assets continue to be amortized over their estimated useful lives.

The determination of whether or not goodwill is impaired under U.S. SFAS No. 142 is made by first estimating the fair value of the reporting unit and comparing the fair value of a reporting unit with its carrying amount, including goodwill.  If the carrying amount of a reporting unit exceeds its fair value, the Company calculates an implied fair value of the goodwill based on an allocation of the fair value of the reporting unit to the underlying assets and liabilities.  If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess.

m.	Undistributed earnings tax

In the ROC, a 10% tax is imposed on unappropriated earnings.  For ROC GAAP purposes, the Company records the 10% tax on unappropriated earnings in the year of shareholders’ approval.  In 2002, the American Institute of Certified Public Accountants International Practices Task Force (the “Task Force”) concluded that in accordance with Emerging Issues Task Force (EITF) 95-10,

“Accounting for tax credits related to dividends in accordance with SFAS 109”, the 10% tax on unappropriated earnings should be accrued under U.S. GAAP during the period the earnings arise and adjusted to the extent that distributions are approved by the shareholders in the following year.

n.	Impairment loss on equity method investments

ROC GAAP and U.S. GAAP require an assessment of impairment of long-term investments whenever events or circumstances indicate a decline in value that may be other than temporary.  The criteria for determining whether or not an impairment charge is required are similar under ROC GAAP and U.S. GAAP; however, the methods to measure the amount of impairment may be based on different estimates of fair values depending on the circumstances.  When impairment is determined to have occurred, U.S. GAAP generally requires the market price to be used, if available, to determine the fair value of the long-term investment and measure the amount of impairment at the reporting date.  Under ROC GAAP, if the investments have an inactive market, another measure of fair value may be used.  No impairment charge was incurred under U.S. GAAP in 2006, 2007 and 2008.  The accumulated GAAP difference of NT$2,078,620 thousand was caused by the impairment charges recorded in 2002 and 2004.

o.	Uncertainty in income taxes

Under ROC GAAP, uncertainty in income taxes or adjustments of prior years’ income taxes is recorded as current year’s income tax expense.  Under U.S. GAAP, effective January 1, 2007, the Company accounts for uncertainties in income taxes in accordance with FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”).  FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the consolidated financial statements.  It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.  The adoption of FIN 48 resulted in a cumulative effect of NT$24,154 thousand, which was recorded as an adjustment to retained earnings at the beginning of 2007.

p.	Earnings per share

Under ROC GAAP, basic earnings per share is calculated by dividing net income by the weighted average number of shares outstanding in each period, which is retroactively adjusted to the beginning of the year for stock dividends and stock bonuses issued subsequently.  Under U.S. GAAP, basic earnings per share is calculated by dividing net income by the weighted average number of shares outstanding in each period, which is retroactively adjusted for stock dividends issued subsequently.  For stock bonuses to employees, shares are included in the calculation of weighted-average number of shares outstanding from the date of issuance.  For diluted earnings per share, unvested stock options are included in the calculation using the treasury stock method if the inclusion of such would be dilutive.

U.S. SFAS No. 128, “Earnings per Share” provides guidance on applying the treasury stock method for equity instruments granted in share-based payment transactions in determining diluted earnings per share, which states that the assumed proceeds shall be the sum of (a) the exercise price, (b) the amount of compensation cost attributed to future services and not yet recognized, and (c) the amount of excess tax benefits that would be credited to additional paid-in capital assuming exercise of the options.  Prior to January 1, 2006, the Company used the intrinsic value method to account for its stock-based compensation under APB No. 25, and had no unrecognized compensation cost to be included in the assumed proceeds.  However, upon adoption of U.S. SFAS No. 123R, the Company has unrecognized compensation cost, and therefore, the number of shares included in the diluted earnings per share calculation under U.S. GAAP is different from that under ROC GAAP.

The following schedule reconciles net income and shareholders’ equity under ROC GAAP as reported in the consolidated financial statements to the net income and shareholders’ equity amounts as determined under U.S. GAAP, giving effect to adjustments for the differences listed above.

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$	US$
Net income

Net income based on ROC GAAP	17,416,151	12,165,249	6,160,052	188,036
Adjustments:
a. Pension benefits	104,011	4,382	1,920	59
b. Marketable securities	(16,331)	-	-	-
c. Bonuses to employees, directors and supervisors	(1,656,438)	(2,054,493)	(328,013)	(10,013)
d. Depreciation of buildings	(103,493)	(116,574)	(117,394)	(3,583)
e. Depreciation on the excess of book value of buildings transferred between subsidiaries	432	432	432	13
g. Effect of U.S. GAAP adjustments on equity method investees	(38,719)	(26,414)	5,453	166
h. Impairment of long-lived assets
Recoverable amount	(2,190,583)	-	-	-
Depreciation and gain on recoveries related to restoration of damaged machinery and equipment	85,631	313,277	195,790	5,976
j. Stock-based compensation	(635,041)	(489,490)	(84,835)	(2,590)
j. Cumulative effect of changes in accounting principles upon adoption of U.S. SFAS No. 123R	45,976	-	-	-
k. Derivative financial instruments	590,481	-	-	-
m. Undistributed earnings tax	(300,438)	122,448	(215,601)	(6,581)
o. Uncertainty in income taxes adjustment upon adoption of FIN 48	-	24,154	-	-
Income tax effect of U.S. GAAP adjustments	404,491	(43,603)	(19,599)	(598)
Effect of U.S. GAAP adjustments on minority interest	416,566	31,738	(106,104)	(3,239)
Net decrease in net income	(3,293,455)	(2,234,143)	(667,951)	(20,390)

Net income based on U.S. GAAP	14,122,696	9,931,106	5,492,101	167,646

Earnings per share (Note 33g )
Basic	2.71	1.87	1.02	0.03
Diluted	2.60	1.81	1.01	0.03
Earnings per ADS (Note 33g )
Basic	13.57	9.34	5.11	0.16
Diluted	12.98	9.03	5.04	0.16
Number of weighted average outstanding shares (in thousands) (Note 33g )
Basic	5,202,736	5,317,695	5,368,718
Diluted	5,505,529	5,566,118	5,405,280
Number of ADS (in thousands) (Note 33g )
Basic	1,040,547	1,063,539	1,073,744
Diluted	1,101,106	1,113,224	1,081,057

	December 31
	2006	2007	2008
	NT$	NT$	NT$	US$
Shareholders’ equity

Shareholders’ equity based on ROC GAAP	66,019,899	75,173,361	69,671,994	2,126,740
Adjustments:
a. Pension benefits and additional liability
Pension benefits	58,218	62,600	64,520	1,969
Unrecognized pension cost on adoption of U.S. SFAS No. 158	(613,362)	(613,362)	(613,362)	(18,723)
Defined benefit pension plan adjustment	-	(26,153)	(627,783)	(19,163)
c. Bonuses to employees, directors and supervisors	(1,656,438)	(1,241,391)	3,394	104
d. Depreciation of buildings	(582,287)	(698,861)	(816,255)	(24,916)
e. Depreciation on the excess of book value of buildings transferred between subsidiaries	(13,599)	(13,167)	(12,735)	(389)

(Continued)

	December 31
	2006	2007	2008
	NT$	NT$	NT$	US$
f. Gain on sale of subsidiary’s stock	(8,619)	(8,619)	(8,619)	(263)
g. Effects of U.S. GAAP adjustments on equity method investees	611,004	273,901	594,283	18,141
h. Impairment loss reversal, net	(2,104,952)	(1,791,675)	(1,595,885)	(48,715)
j. Stock option compensation	(908,661)	(908,661)	(908,661)	(27,737)
l. Goodwill
Amortization	3,041,351	3,041,351	3,041,351	92,837
Impairment loss	(1,600,618)	(1,600,618)	(1,600,618)	(48,859)
m. Undistributed earnings tax	(300,438)	(177,990)	(393,591)	(12,014)
n. Impairment loss on equity method investments	(2,078,620)	(2,078,620)	(2,078,620)	(63,450)
Income tax effect of U.S. GAAP adjustments	635,625	592,022	572,423	17,473
Effect of U.S. GAAP adjustments on minority interest	85,550	117,288	11,184	342
Net decrease in shareholders’ equity	(5,435,846)	(5,071,955)	(4,368,974)	(133,363)

Shareholders’ equity based on U.S. GAAP	60,584,053	70,101,406	65,303,020	1,993,377
(Concluded)

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$	US$
Changes in shareholders’ equity based on U.S. GAAP

Balance, beginning of year	44,959,335	60,584,053	70,101,406	2,139,848
Net income for the year	14,122,696	9,931,106	5,492,101	167,646
Adjustment for bonuses to employees, directors and supervisors	-	1,634,513	973,593	29,719
Adjustment for stock option compensation	635,041	489,490	84,835	2,590
Cumulative effect of changes in accounting principles for adopting U.S. SFAS No. 123R	(45,976)	-	-	-
Translation adjustment	258,140	849,157	2,694,149	82,239
Adjustment from changes in ownership percentages of investees	(65,104)	15,867	1,014	31
Unrealized gain (loss) on available-for-sale financial assets	486,314	(13,882)	(450,261)	(13,744)
Unrealized loss on cash flow hedging financial instruments	-	-	(391,695)	(11,957)
Issuance of common stock from stock options exercised by employees	464,162	962,240	237,383	7,247
Capital received in advance for stock options	384,428	491,883	3,387	103
Cash dividends	-	(6,941,011)	(9,361,728)	(285,767)
Conversion of convertible bonds	-	1,300,795	265,834	8,114
Cash dividends paid to subsidiaries	-	271,945	535,100	16,334
Capital surplus from accrued interest on convertible bonds	-	728,254	-	-
Adjustment upon adoption of FIN 48	-	(24,154)	-	-
Adjustment related to treasury stock arising from changes in ownership percentage of subsidiaries	-	145,468	(3,271,523)	(99,863)
Effects of U.S. GAAP adjustments on equity method investees	-	(310,690)	314,929	9,613
Unrecognized pension cost	(1,621)	12,525	(223,885)	(6,834)
Unrecognized pension cost on adoption of U.S. SFAS No. 158	(613,362)	-	-	-
Defined benefit pension plan adjustment	-	(26,153)	(601,630)	(18,365)
Acquisition of treasury stock	-	-	(1,099,989)	(33,577)

Balance, end of year	60,584,053	70,101,406	65,303,020	1,993,377

The following U.S. GAAP condensed consolidated balance sheets as of December 31, 2007 and 2008, and consolidated statements of income for the years ended December 31, 2006, 2007 and 2008 have been derived from the audited consolidated financial statements and reflect the adjustments presented above.

	December 31
	2007	2008
	NT$	NT$	US$

Current assets	56,902,021	46,366,851	1,415,349
Long-term investments	3,045,425	2,842,701	86,774
Property, plant and equipment, net	80,036,599	82,694,497	2,524,252
Intangible assets	5,255,787	12,940,638	395,014
Other assets	3,766,680	3,963,509	120,986
Total assets	149,006,512	148,808,196	4,542,375

Current liabilities	36,992,344	25,267,300	771,285
Long-term debts	23,936,009	51,622,187	1,575,768
Other liabilities	3,527,514	4,512,989	137,760
Total liabilities	64,455,867	81,402,476	2,484,813
Minority interest in consolidated subsidiaries	14,449,239	2,102,700	64,185
Equity attributable to shareholders of the parent	70,101,406	65,303,020	1,993,377

Total liabilities and shareholders’ equity	149,006,512	148,808,196	4,542,375

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$	US$
Net revenues	100,423,647	101,163,069	94,430,912	2,882,506
Cost of revenues	73,366,954	75,134,707	73,109,934	2,231,683
Gross profit	27,056,693	26,028,362	21,320,978	650,823
Operating expenses	10,113,817	11,108,707	10,820,666	330,301
Income from operations	16,942,876	14,919,655	10,500,312	320,522
Net non-operating income (expense)	1,448,498	71,382	(1,351,194)	(41,245)
Income from continuing operations before income tax	18,391,374	14,991,037	9,149,118	279,277
Income tax expense	1,980,734	3,262,434	2,503,482	76,419
Income before cumulative effect of changes in accounting principles	16,410,640	11,728,603	6,645,636	202,858
Cumulative effect of changes in accounting principles	(296,527)	-	-	-
Minority interest in net income of subsidiaries	(1,991,417)	(1,797,497)	(1,153,535)	(35,212)

Net income	14,122,696	9,931,106	5,492,101	167,646

The Company applies ROC SFAS No. 17, “Statement of Cash Flows”.  Its objectives and principles are similar to those set out in the U.S. SFAS No. 95, “Statement of Cash Flows” (“U.S. SFAS No. 95”).  Summarized cash flow data by operating, investing and financing activities in accordance with U.S. SFAS No. 95 are as follows:

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$	US$
Net cash inflow (outflow) from:
Operating activities	37,280,483	27,471,750	30,129,594	919,706
Investing activities	(22,099,944)	(18,108,361)	(36,359,167)	(1,109,863)
Financing activities	(12,551,518)	(7,653,859)	14,461,587	441,441
Net increase in cash and cash equivalents	2,629,021	1,709,530	8,232,014	251,284
Cash and cash equivalents, beginning of year	13,263,788	15,730,075	17,157,935	523,746
Effect of exchange rate changes	(162,734)	(281,670)	748,981	22,862

Cash and cash equivalents, end of year	15,730,075	17,157,935	26,138,930	797,892

The significant reclassifications for U.S. GAAP cash flow statements pertain to bonuses to employees, directors and supervisors shown in the operating activities under U.S. GAAP as opposed to financing activities under ROC GAAP.

As discussed in Note 3, the bonuses to employees, directors and supervisors were recorded as an expense starting January 1, 2008.  Therefore, the reclassification of the bonus expense will no longer be required for the cash flow statement from 2009.

33.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP

a.	Recently issued accounting standards

On January 1, 2008, the Company adopted U.S. SFAS No. 157, “Fair Value Measurements” (“U.S. SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  U.S. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information.  The adoption of U.S. SFAS No. 157 did not have a material impact on the Company’s consolidated financial position and results of operations.

In February 2008, the FASB issued FASB Staff Position (“FSP”) 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”), which delays the effective date of U.S. SFAS No. 157 to January 1, 2009, for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).  The Company believes that the adoption of the delayed items of U.S. SFAS No. 157 will not have a material impact on the Company’s consolidated financial position or results of operations.

In October 2008, the FASB issued FSP 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP 157-3”), which clarifies the application of U.S. SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active.  The Company believes the adoption of FSP 157-3 will not have a material impact on the Company’s consolidated financial position and results of operations.

In April 2009 the FASB issued FSP 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP 157- 4”), which clarifies the application of U.S. SFAS No. 157 when there is no active market or where the price inputs being used represent distressed sales.  Additional guidance is provided regarding estimating the fair value of an asset or liability (financial and nonfinancial) when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly.  FSP 157-4 will be effective for interim and annual periods ending after June 15, 2009.  The Company believes the adoption in fiscal 2009 will not have a material impact on the Company’s consolidated financial position and results of operations.

In February 2007, the FASB issued U.S. SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities- Including an amendment of FASB Statement No.115” (“U.S. SFAS No. 159”).  This statement permits companies to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses in earnings at each subsequent reporting date on items for which the fair value option has been elected.  The objective of this statement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.  Companies may decide whether to elect the fair value option for each eligible item on its election date, subject to certain requirements described in the statement.  This statement is effective beginning January 1, 2008.  The Company did not elect the fair value option for any eligible financial asset of liability.

In December 2007, the FASB issued U.S. SFAS No. 141R, “Business Combination” (“U.S. SFAS No. 141R”) and U.S. SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements- an amendment of ARB No. 51” (“U.S. SFAS No. 160”).  U.S. SFAS No. 141R requires most of the assets acquired and liabilities assumed in the business combination to be measured at fair value as of the acquisition date.  In addition, the net assets of non-controlling interests’ share of the acquired subsidiaries should be recognized at fair value.  U.S. SFAS No. 160 requires the Company to include non-controlling interests as a separate component of shareholders’ equity, instead of liability or temporary equity.  U.S. SFAS No. 141R is effective for business combinations consummated on or after January 1, 2009 and U.S. SFAS No. 160 is effective beginning January 1, 2009.  The adoption of U.S. SFAS No. 141R will change the accounting treatment of the Company for business combinations on a prospective basis.  The Company believes the adoption of U.S. SFAS No. 160 has no material impact on its consolidated financial position or results of operations.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133” (“U.S. SFAS No. 161”), which requires additional disclosures about the objectives of derivative instruments and hedging activities, the method of accounting for such instruments under U.S. SFAS No. 133 and its related interpretations, and a tabular disclosure of the effects of such instruments and related hedged items on our financial position, financial performance, and cash flows.  U.S. SFAS No. 161 is effective beginning January 1, 2009.  The Company believes the adoption of U.S. SFAS No. 161 will not have a material impact on its consolidated financial position or results of operations.

b.	Pension

Set forth below is pension information about the defined benefit plans disclosed in accordance with U.S. SFAS No. 132R:

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$	US$

Components of net periodic benefit cost
Service cost	267,351	382,371	333,538	10,182
Interest cost	89,761	86,490	107,726	3,288
Expected return on plan assets	(34,777)	(37,312)	(46,788)	(1,428)
Amortization	7,697	10,955	14,185	433
Curtailment gain on pension	-	-	(4,177)	(128)

Net periodic benefit cost	330,032	442,504	404,484	12,347
(Continued)

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$	US$

Changes in benefit obligation
Benefit obligation at beginning of year	4,006,601	4,474,962	4,851,185	148,083
Service cost	376,027	382,371	333,538	10,182
Interest cost	88,341	86,490	107,726	3,288
Initial adoption of U.S. SFAS No. 158	31,691	-	-	-
Curtailment gain on settlement	(29,327)	(13,562)	(4,177)	(128)
Actuarial gain	250,851	112,780	650,236	19,848
Benefits paid	(285,063)	(245,692)	(274,252)	(8,372)
Exchange loss	35,841	53,836	109,543	3,344

Benefit obligation at end of year	4,474,962	4,851,185	5,773,799	176,245

Change in plan assets
Fair value of plan assets at beginning of year	1,421,105	1,657,132	2,132,706	65,101
Actual return (loss) on plan assets	51,438	41,577	(144,737)	(4,418)
Employer contribution	224,678	485,244	153,370	4,682
Benefits paid	(41,740)	(48,285)	(93,653)	(2,859)
Translation adjustment	1,651	(2,962)	8,095	247
	1,657,132	2,132,706	2,055,781	62,753

Funded status	2,817,830	2,718,479	3,718,018	113,492
(Concluded)

Actuarial assumptions:

December 31
	2006	2007	2008

Discount rate	2.25% to 4.70%	2.25% to 4.90%	2.00% to 4.90%
Increase in future salary level	2.50% to 5.00%	2.50% to 5.00%	2.50% to 5.00%
Expected rate of return on plan assets	2.50% to 2.75%	2.50% to 3.00%	2.25% to 2.50%

The Company has no other post-retirement or post-employment benefit plans.

c.	Marketable securities

At December 31, 2007 and 2008, marketable securities by category were as follows:

	December 31
	2007			2008
			Unrealized					Unrealized
	Carrying		Holding					Holding Losses
	Amount	Fair Value	Gains	Carrying Amount		Fair Value		(Within One Year)
	NT$	NT$	NT$	NT$	US$	NT$	US$	NT$	US$
Trading
Open-end mutual funds	1,599,353	1,599,353	-	-	-	-	-	-	-
Quoted stocks	-	-	-	536,427	16,375	536,427	16,375	-	-
Available-for-sale
Open-end mutual funds	9,292,448	9,292,448	72,661	-	-	-	-	-	-
Government and corporate bonds	88,874	88,874	-	100,000	3,052	100,000	3,052	-	-
Quoted stocks	25,005	25,005	3,701	179,812	5,489	179,812	5,489	(7,389)	(226)

	11,005,680	11,005,680	76,362	816,239	24,916	816,239	24,916	(7,389)	(226)

As of December 31, 2008, the maturity date of the government and corporate bonds is December 24, 2015.

The Company uses the average cost method for trading securities and available-for-sale securities when determining their cost basis.  Proceeds from sales of available-for-sale securities for the years ended December 31, 2006, 2007 and 2008 were NT$7,518,738 thousand, NT$11,825,157 thousand and NT$ 16,714,277 thousand (US$510,204 thousand), respectively.  Net realized gains on these sales for the years ended December 31, 2006, 2007 and 2008 were NT$56,748 thousand, NT$111,586 thousand and NT$132,021 thousand (US$4,030 thousand), respectively.  The other than temporary or realized loss on impairment of available-for-sale financial assets was nil for the years ended December 31, 2006 and 2007.  For the year ended December 31, 2008, the other than temporary or realized loss on impairment of available-for-sale financial assets was NT$149,954 thousand (US$4,578 thousand).

d.      Employee stock option plans

Effective January 1, 2006, the Company adopted the fair value recognition provisions of U.S. SFAS No. 123R, using the modified prospective transition method and therefore has not restated results for prior periods.  Under this transition method, stock-based compensation expense for the year ended December 31, 2006 included stock-based compensation expense for all share-based payment awards granted prior to but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provision of U.S. SFAS No. 123.  In addition, the stock-based compensation expense also includes the intrinsic value of certain outstanding share-based awards for which it was not possible to reasonably estimate their grant-date fair value under the requirement of U.S. SFAS No. 123.  Stock-based compensation expense for all share-based payment awards granted after January 1, 2006 is based on the grant-date fair value estimated in accordance with the provision of U.S. SFAS No. 123R.  The Company recognizes these compensation costs using the graded vesting method over the requisite service period of the award, which is generally a five-year vesting period.  The adoption of U.S. SFAS No. 123R resulted in a cumulative gain from a change in accounting principle of $45,976 thousand, which reflects the net cumulative impact of estimating future forfeitures in the determination of period expense, rather than recording forfeitures when they occur as previously permitted.  Prior to the adoption of U.S. SFAS No. 123R, the Company accounted for awards granted by ASE Inc. under the intrinsic value method prescribed by APB 25 and related interpretations, and provided the required pro forma disclosures prescribed by U.S. SFAS No. 123, as amended.  In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (“SAB 107”) regarding the SEC’s interpretation of U.S. SFAS No. 123R and the value of share-based payments for public companies.  The Company has applied the provisions of SAB 107 in its adoption of U.S. SFAS No. 123R.

In December 2007, the SEC issued Staff Accounting Bulletin No. 110 (“SAB 110”), which amends the SEC’s views discussed in SAB 107 regarding the use of the simplified method in developing estimates of the expected life of stock options in accordance with U.S. SFAS No. 123R.  The amendment allowed the continued use, subject to specific criteria, of the simplified method in estimating the expected life of stock options granted after December 31, 2008.  No employee stock options have been issued since 2008.

As a result of adopting U.S. SFAS No. 123R, income before income taxes and net income for the year ended December 31, 2006 were lower by NT$16,614 thousand and NT$12,640 thousand, respectively, than if the Company had continued to account for stock-based compensation under APB 25.

Information regarding the Company’s stock option plans is as follows:

ASE Inc. and ASE Mauritius Inc. Option Plan

Information regarding these employee stock option plans is provided in Note 22.

ASE Test Option Plan

As discussed in Note 22, all ASE Test employee stock options were exercised or forfeited as of December 31, 2008.

Information regarding the Option Plans of ASE Test’s option plan is presented below (in U.S. dollars):

		Weighted
		Average	Weighted	Aggregate
		Exercise	Average	Intrinsic
	Number of	Price	Grant Date	Value (In
	Shares	Per Share	Fair Value	Thousands)

Outstanding options at January 1, 2006	10,491,064	10.37
Options granted	130,000	9.60	$5.32
Options exercised	(79,201)	8.56
Options forfeited	(216,825)	11.60
Options expired	-	-
Outstanding options at December 31, 2006	10,325,038	10.34
Options granted	-	-	$-
Options exercised	(1,200,503)	8.98
Options forfeited	(401,363)	14.00
Options expired	-	-
Outstanding options at December 31, 2007	8,723,172	10.36
Options granted	-	-	$-
Options exercised	(8,085,352)	9. 69
Options forfeited	(637,820)	18.92
Options expired	-	-
Outstanding options at December 31, 2008	-	-		$-

Exercisable options at December 31, 2008	-	-		$-

Total intrinsic value of options exercised for the years ended December 31, 2006, 2007 and 2008 was US$76 thousand, US$4,952 thousand and US$40,074 thousand, respectively.

ASE Test has used the fair value based method (based on the Black-Scholes model) to evaluate the options granted with the following assumptions:

Year Ended December 31
	2006	2007	2008

Risk-free interest rate	3.88%-4.88%	3.88%-4.88%	-
Expected life	3-5 years	3-5 years	-
Expected volatility	59.06%-62.03%	59.06%-62.03%	-
Expected dividend yield	-	-	-

e.	In accordance with U.S. SFAS No. 130, “Reporting Comprehensive Income”, the statements of comprehensive income for the years ended December 31, 2006, 2007 and 2008 are presented below:

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$	US$

Net income based on U.S. GAAP	14,122,696	9,931,106	5,492,101	167,646
Translation adjustments on subsidiaries, net of income tax expense of NT$64,535 thousand, NT$212,289 thousand and NT$664,064 thousand (US$20,271 thousand) in 2006, 2007 and 2008, respectively	193,605	636,868	1,992,193	60,812
Unrealized gain (loss) on financial instruments	486,314	(13,882)	(841,956)	(25,701)
Unrecognized pension cost	(1,621)	(13,628)	(825,515)	(25,199)

Comprehensive income	14,800,994	10,540,464	5,816,823	177,558

f.	Goodwill

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

As of December 31, 2007 and 2008, the Company had goodwill of NT$3,711,570 thousand and NT$9,804,680 thousand (US$299,288 thousand), respectively, primarily from the reporting units of the testing operation.

Changes in the carrying amount of goodwill for the years ended December 31, 2007 and 2008, by reporting units, were as follows:

	Packaging	Testing	Investing and Other	Total
	NT$	NT$	NT$	NT$	US$

Balance as of January 1, 2007	843,172	1,999,647	511,908	3,354,727	102,403
Goodwill acquired	327,285	36,365	-	363,650	11,100
Translation adjustment	(426)	(6,307)	(74)	(6,807)	(208)
Balance as of December 31, 2007	1,170,031	2,029,705	511,834	3,711,570	113,295
Goodwill acquired	315,657	5,780,726	-	6,096,383	186,092
Translation adjustment	5,370	(8,845)	202	(3,273)	(99)

Balance as of December 31, 2008	1,491,058	7,801,586	512,036	9,804,680	299,288

g.	Earnings per share

U.S. SFAS No. 128 requires the presentation of basic and diluted earnings per share.  Basic earnings per share was computed based on the weighted average number of common shares outstanding during the year.  Diluted earnings per share included the effect of dilutive potential common shares (such as stock options issued calculated using the treasury stock method).

The following table presents the calculation of basic and diluted earnings per share:

	Year Ended December 31
	2006	2007	2008
	NT$	NT$	NT$	US$
Basic EPS
Net income	14,122,696	9,931,106	5,492,101	167,646
Effect of ASE Test and ASE Mauritius Inc.’s stock option plans	(1,663)	(20,185)	(42,696)	(1,303)
Interest on convertible bonds, net of tax	168,993	139,635	-	-

Diluted EPS
Net income	14,290,026	10,050,556	5,449,405	166,343

Weighted average outstanding shares (in thousands)
Basic	5,202,736	5,317,695	5,368,718
Effect of dilutive securities	302,793	248,423	36,562

Diluted	5,505,529	5,566,118	5,405,280

For the years ended December 31, 2006, 2007 and 2008, no options or convertible bonds were excluded from the calculation of diluted EPS.

The denominator used for purposes of calculating earnings per ADS was the above-mentioned weighted average outstanding shares divided by five (one ADS represents five common shares).  The numerator was the same as mentioned in the above EPS calculation.

h.	In accordance with FIN 48 disclosure requirements, the following table summarizes the activity related to the gross unrecognized tax benefits for the years ended December 31, 2007 and 2008:

	Year Ended December 31
	2007	2008
	NT$	NT$	US$

Balance, beginning of year	16,105	18,405	562
Increase related to prior year tax positions	-	-	-
Increase decrease related to current year tax positions	2,300	1,415	43
Balance, end of year	18,405	19,820	605

Upon adoption of FIN 48, the Company recorded interest expense and penalties as interest expense and other non-operating expense, respectively.  For the years ended December 31, 2007 and 2008, the total amount of interest expense and penalties related to tax uncertainty was approximately NT$4,887 thousand and NT$4,614 thousand (US$141 thousand), respectively.  The total amount of interest and penalties recognized as of December 31, 2007 and 2008 was NT$12,810 thousand and NT$17,424 thousand (US$532 thousand), respectively.

i.	Fair Value Disclosure

On January 1, 2008, the Company adopted U.S. SFAS No. 157, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

U.S. SFAS No. 157 defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability.  The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the Company.

In addition to defining fair value, U.S. SFAS No. 157 expands the disclosure requirements around fair value and establishes a fair value hierarchy for valuation inputs.  The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.  Each fair value measurement is reported in one of the three levels which is determined by the lowest level input that is significant to the fair value measurement in its entirety.  These levels are:

Level 1 – Use unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Use observable inputs other than Level 1 prices such as quoted prices for identical or similar instruments in markets that are not active, quoted prices for similar instruments in active markets, and model-based valuation in which all significant inputs are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Use inputs that are generally unobservable and reflect the use of significant management judgments and estimates.

The following section describes the valuation methodologies we use to measure financial assets and liabilities at fair value.

For investments other than forward exchange contracts, interest rate swap contracts and swap contracts, the Company uses quoted prices in active markets for identical assets to determine fair value where applicable.  This pricing methodology applies to our Level 1 investments such as government bonds and quoted stocks.  If quoted prices in active markets for identical assets are not available, then the Company uses quoted prices that are observable and can be corroborated with other observable market data for identical assets in less active markets.  These investments are included in Level 2 and consist primarily of derivative contracts.  For the year ended December 31, 2008, none of the Company’s financial assets’ fair value was determined by using significant unobservable inputs and classified as Level 3.

For forward exchange contracts, interest rate swap contracts and swap contracts, fair values are estimated using industry standard valuation models.  These models use market-based observable inputs including interest rate curves, foreign exchange rates, and forward and spot prices for currencies to project fair value.  The forward and cross currency swap contract financial assets and liabilities are included in Level 2.

The following table presents our assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

	Level 1		Level 2		Level 3		Total
	NT$	US$	NT$	US$	NT$	US$	NT$	US$
Assets
Derivative financial assets
Forward exchange contracts	-	-	1,053	32	-	-	1,053	32
Marketable securities - trading
Quoted stocks	536,427	16,375	-	-	-	-	536,427	16,375
Marketable securities - available-for-sale
Government and corporate bonds	100,000	3,052	-	-	-	-	100,000	3,052
Quoted stocks	179,812	5,489	-	-	-	-	179,812	5,489
	816,239	24,916	1,053	32	-	-	817,292	24,948

Liabilities
Derivative financial liabilities
Swap contracts	-	-	61,257	1,870	-	-	61,257	1,870
Forward exchange contracts	-	-	21,410	654	-	-	21,410	654
Interest rate swap contract	-	-	391,904	11,962	-	-	391,904	11,962
	-	-	474,571	14,486	-	-	474,571	14,486

The table below sets out the balances for those assets required to be measured at fair value on a nonrecurring basis and the associated losses recognized during the year ended December 31, 2008:

	December 31, 2008		Level 1		Level 2		Level 3		Total Losses
	NT$	US$	NT$	US$	NT$	US$	NT$	US$	NT$	US$

Assets
Financial assets carried at cost	575,495	17,567	-	-	-	-	575,495	17,567	21,395	653
Bond investments with no active market	450,000	13,736	-	-	-	-	450,000	13,736	-	-

Total	1,025,495	31,303	-	-	-	-	1,025,495	31,303	21,395	653

The Company reviews the carrying values of financial assets carried at cost when impairment indicators are present.  Due to the absence of quoted market price, the fair values are determined significantly based on management judgment with the best information available.  The Company calculates these fair values using the market approach which includes recent financing activities, valuation of comparable companies, technology development stage, market condition and other economic factors as their fair value inputs.  When the market approach is not available, the Company uses the income approach which includes the discounted cash flow and other economic factors as inputs.

In accordance with the provisions of FSP 157-2, certain non-financial assets measured at fair value on a non-recurring basis are not subject to these fair value measurement requirements until January 1, 2009.  These non-financial assets include non-financial assets and non-financial liabilities measured at fair value in the second step of a goodwill impairment test, as well as intangible assets and other non-financial long-lived assets measured at fair value for impairment assessment.