Form 20-F
period 2010-12-31
ADVANCED SEMICONDUCTOR ENGINEERING INC
filed 2011-06-17
CIK 1122411

As filed with the Securities and Exchange Commission on June 17, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
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

6,066,118,452 Common Shares, par value NT$10 each **

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

Yes       ☐         No      ☑

** As a result of the exercise of employee stock options subsequent to December 31, 2010, as of April 30, 2011, we had 6,052,219,212 shares outstanding.

i

ii

USE OF CERTAIN TERMS

All references herein to (i) the “Company,” “ASE Group,” “ASE Inc.,” “we,” “us,” or “our” are to Advanced Semiconductor Engineering, Inc. and, unless the context requires otherwise, its subsidiaries, (ii) “ASE Test” are to ASE Test Limited, a company incorporated under the laws of Singapore, (iii) “ASE Test Taiwan” are to ASE Test, Inc., a company incorporated under the laws of the ROC, (iv) “ASE Test Malaysia” are to ASE Electronics (M) Sdn. Bhd., a company incorporated under the laws of Malaysia, (v) “ISE Labs” are to ISE Labs, Inc., a corporation incorporated under the laws of the State of California, (vi) “ASE Korea” are to ASE (Korea) Inc., a company incorporated under the laws of the Republic of Korea, (vii) “ASE Japan” are to ASE Japan Co. Ltd., a company incorporated under the laws of Japan, (viii) “ASE Shanghai” are to ASE (Shanghai) Inc., a company incorporated under the laws of the PRC, (ix) “ASE Electronics” are to ASE Electronics Inc., a company incorporated under the laws of the ROC, (x) “PowerASE” are to PowerASE Technology, Inc., a company incorporated under the laws of the ROC, (xi) “ASESH AT” are to ASE Assembly & Test (Shanghai) Limited, formerly known as Global Advanced Packaging Technology Limited, a company incorporated under the laws of the PRC, or GAPT, (xii) “ASEN” are to Suzhou ASEN Semiconductors Co., Ltd., a company incorporated under the laws of the PRC, (xiii) “ASEWH” are to ASE (Weihai), Inc., a company incorporated under the laws of the PRC, (xiv) “ASEKS” are to ASE (KunShan) Inc., a company incorporated under the laws of the PRC, (xv) “Universal Scientific” or “USI” are to Universal Scientific Industrial Co., Ltd. and, unless the context requires otherwise, its subsidiaries, a company incorporated under the laws of the ROC, (xvi) “Hung Ching” are to Hung Ching Development & Construction Co. Ltd., a company incorporated under the laws of the ROC, (xvii) “EEMS Test Singapore” are to EEMS Test Singapore Pte. Ltd., a company incorporated under the laws of Singapore, which changed its name to ASE Singapore II Pte. Ltd. and was subsequently merged into ASE Singapore Pte. Ltd. on January 1, 2011, (xviii) “ASE Material” are to ASE Material Inc., a company previously incorporated under the laws of the ROC that merged into ASE Inc. on August 1, 2004, (xix) “ASE Chung Li” are to ASE (Chung Li) Inc., a company previously incorporated under the laws of the ROC that merged into ASE Inc. on August 1, 2004, (xx) the “Securities Act” are to the U.S. Securities Act of 1933, as amended, and (xxi) the “Exchange Act” are to the U.S. Securities Exchange Act of 1934, as amended.

All references to the “Republic of China,” the “ROC” and “Taiwan” are to the Republic of China, including Taiwan and certain other possessions.  All references to “Korea” or “South Korea” are to the Republic of Korea.  All references to the “PRC” are to the People’s Republic of China and exclude Taiwan, Macau and Hong Kong.

We publish our financial statements in New Taiwan dollars, the lawful currency of the ROC.  In this annual report, references to “United States dollars,” “U.S. dollars” and “US$” are to the currency of the United States; references to “New Taiwan dollars,” “NT dollars” and “NT$” are to the currency of the ROC; references to “CNY” are to the currency of the PRC; references to “JP¥” are to the currency of Japan; and references to “MYR” are to the currency of Malaysia. Unless otherwise noted, all translations from NT dollars to U.S. dollars were made at the exchange rate as set forth in the H.10 weekly statistical release of the Federal Reserve System of the United States (the “Federal Reserve Board”) as of December 30, 2010, which was NT$29.14=US$1.00.  All amounts translated into U.S. dollars in this annual report are provided solely for your convenience and no representation is made that the NT dollar or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or NT dollars, as the case may be, at any particular rate or at all.  On June 3, 2011, the exchange rate as set forth in the H.10 weekly statistical release by the Federal Reserve Board was NT$28.66=US$1.00.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, including statements regarding our future results of operations and business prospects.  Although these forward-looking statements, which may include statements regarding our future results of operations, financial conditions or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this annual report.  We were not involved in the preparation of these projections.  The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this annual report.  Our actual results of operations, financial conditions or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor or electronic industry; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the ROC and the PRC; general economic and political conditions; the recent global economic crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, see “Item 3.  Key Information—Risk Factors.”

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information

SELECTED FINANCIAL DATA

The selected consolidated statements of income data and cash flow data for the years ended December 31, 2008, 2009 and 2010, and the selected consolidated balance sheet data as of December 31, 2009 and 2010, set forth below are derived from our audited consolidated financial statements included in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements, including the notes thereto. The selected consolidated statements of income data and cash flow data for the years ended December 31, 2006 and 2007 and the selected consolidated balance sheet data as of December 31, 2006, 2007 and 2008, set forth below, are derived from our audited consolidated financial statements not included herein and have been classified to conform to the presentation of the consolidated financial statements in this annual report. Our consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted in the ROC, or ROC GAAP, which differ in some material respects from accounting principles generally accepted in the United States of America, or U.S. GAAP. See note 32 to our consolidated financial statements for a description of the significant differences between ROC GAAP and U.S. GAAP for the periods covered by these consolidated financial statements.

	As of and for the Year Ended December 31,
	2006		2007	2008	2009	2010
	NT$		NT$	NT$	NT$	NT$	US$
	(in millions, except earnings per share and per ADS data)
ROC GAAP:
Income Statement Data:
Net revenues	100,423.6		101,163.1	94,430.9	85,775.3	188,742.8	6,477.1
Cost of revenues(1)	(72,838.8)		(72,714.4)	(72,347.7)	(67,433.6)	(148,198.2)	(5,085.7)
Gross profit	27,584.8		28,448.7	22,083.2	18,341.7	40,544.6	1,391.4
Total operating expenses	(8,075.7)		(9,580.6)	(10,524.1)	(9,131.8)	(16,445.6)	(564.4)
Income from operations	19,509.1		18,868.1	11,559.1	9,209.9	24,099.0	827.0
Non-operating income (expense), net (1)	2,742.3		(1,516.2)	(2,083.3)	(821.5)	(1,275.4)	(43.8)
Income before income tax	22,251.4		17,351.9	9,475.8	8,388.4	22,823.6	783.2
Income tax expense	(2,084.8)		(3,357.4)	(2,268.3)	(1,484.9)	(3,628.7)	(124.5)
Income from continuing operations	20,166.6		13,994.5	7,207.5	6,903.5	19,194.9	658.7
Cumulative effect of change in accounting principle	(342.5	) (2)	—	—	—	—	—
Net income	19,824.1		13,994.5	7,207.5	6,903.5	19,194.9	658.7
Attributable to
Shareholders of the parent	17,416.2		12,165.3	6,160.1	6,744.6	18,337.5	629.3
Minority interest	2,407.9		1,829.2	1,047.4	158.9	857.4	29.4
	19,824.1		13,994.5	7,207.5	6,903.5	19,194.9	658.7
Income from operations per common share	3.35		3.18	1.95	1.62	4.08	0.14
Income from continuing operations per common share	3.05		2.05	1.04	1.19	3.10	0.11
Earnings per common share(3):
Basic	2.99		2.05	1.04	1.19	3.10	0.11
Diluted	2.85		1.98	1.02	1.17	3.04	0.10
Dividends per common share(4)	—		2.96	2.00	0.50	1.20	0.04

	As of and for the Year Ended December 31,
	2006	2007	2008	2009	2010
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except earnings per share and per ADS data)

Earnings per equivalent ADS(3):
Basic	14.96	10.26	5.19	5.94	15.52	0.53
Diluted	14.26	9.91	5.08	5.86	15.21	0.52
Number of common shares(5):
Basic	5,820.3	5,929.5	5,931.7	5,678.7	5,906.7	5,906.7
Diluted	6,163.4	6,196.0	6,002.6	5,727.9	5,981.8	5,981.8
Number of equivalent ADSs:
Basic	1,164.1	1,185.9	1,186.3	1,135.7	1,181.3	1,181.3
Diluted	1,232.7	1,239.2	1,200.5	1,145.6	1,196.4	1,196.4
Balance Sheet Data:
Current assets	48,762.8	56,902.0	46,347.2	61,398.7	85,598.9	2,937.5
Long-term investments	5,734.5	4,850.2	4,327.0	5,160.0	2,400.1	82.4
Property, plant and equipment, net	73,543.8	81,788.3	84,758.0	79,363.9	99,853.9	3,426.7
Intangible assets	3,449.0	4,732.3	12,592.0	12,232.7	15,248.1	523.3
Other assets	5,476.5	4,066.2	4,039.1	3,819.5	5,038.7	172.9
Total assets	136,966.6	152,339.0	152,063.3	161,974.8	208,139.7	7,142.8
Short-term borrowings(6)	8,499.1	15,773.9	11,473.2	13,960.3	17,173.5	589.3
Long-term liabilities(7)	29,324.0	23,897.6	51,495.5	49,306.0	52,533.8	1,802.8
Other liabilities(8)	22,016.7	22,927.6	17,133.8	23,994.8	46,593.1	1,599.0
Total liabilities	59,839.8	62,599.1	80,102.5	87,261.1	116,300.4	3,991.1
Capital stock	45,925.1	54,475.6	56,904.3	54,798.8	60,519.9	2,076.9
Minority interest in consolidated subsidiaries	11,106.9	14,566.5	2,288.7	3,097.7	3,283.0	112.7
Total shareholders’ equity	77,126.8	89,739.9	71,960.8	74,713.7	91,839.3	3,151.7
Cash Flow Data:
Net cash outflow from acquisition of property, plant and equipment	(17,764.2)	(17,190.4)	(18,583.3)	(11,445.6)	(34,109.1)	(1,170.5)
Depreciation and amortization	14,488.2	16,626.2	17,244.9	17,638.0	19,854.5	681.3
Net cash inflow from operating activities	37,310.8	28,310.6	30,728.8	15,517.2	36,965.1	1,268.5
Net cash outflow from investing activities	(22,104.5)	(18,108.4)	(36,359.2)	(15,980.7)	(36,085.5)	(1,238.3)
Net cash inflow (outflow) from financing activities	(12,581.9)	(8,492.7)	13,862.4	(2,778.5)	1,701.5	58.4
Segment Data:
Net revenues:
Packaging	76,820.5	78,516.3	73,391.6	67,935.5	101,071.3	3,468.5
Testing	21,429.6	20,007.8	19,021.4	15,795.1	21,957.0	753.5
Electronic manufacturing services(9)	—	—	—	—	59,577.4	2,044.5
Others	2,173.5	2,639.0	2,017.9	2,044.7	6,137.1	210.6.
Gross profit:
Packaging	18,520.7	20,413.4	14,474.6	12,547.9	21,320.6	731.7
Testing	8,466.9	7,373.5	6,255.3	4,453.0	8,245.7	283.0
Electronic manufacturing services(9)	—	—	—	—	6,482.2	222.4
Others	597.2	661.8	1,353.3	1,340.8	4,496.1	154.3

	As of and for the Year Ended December 31,
	2006	2007	2008	2009	2010
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except earnings per share and per ADS data)

U.S. GAAP:
Income Statement Data:
Net revenues	100,423.6	101,163.1	94,430.9	85,775.3	188,742.8	6,477.1
Cost of revenues	(73,418.5)	(75,139.9)	(73,001.9)	(68,350.9)	(148,874.7)	(5,108.9)
Gross profit	27,005.1	26,023.2	21,429.0	17,424.4	39,868.1	1,368.2
Total operating expenses	(9,855.6)	(10,898.1)	(10,615.0)	(9,431.5)	(16,877.5)	(579.2)
Income from operations	17,149.5	15,125.1	10,814.0	7,992.9	22,990.6	789.0
Non-operating income (expense), net	1,241.8	(134.0)	(1,664.9)	(679.5)	512.2	17.5
Income before income tax	18,391.3	14,991.1	9,149.1	7,313.4	23,502.8	806.5

	As of and for the Year Ended December 31,
	2006		2007	2008	2009	2010
	NT$		NT$	NT$	NT$	NT$	US$
	(in millions, except earnings per share and per ADS data)

Income tax expense	(1,980.7)		(3,262.5)	(2,503.5)	(1,793.0)	(4,578.7)	(157.1)
Income from continuing operations	16,410.6		11,728.6	6,645.6	5,520.4	18,924.1	649.4
Cumulative effect of change in accounting principle	(296.5	)(10)	—	—	—	—	—
Net income	16,114.1		11,728.6	6,645.6	5,520.4	18,924.1	649.4
Attributable to
Shareholders of the parent	14,122.7		9,931.1	5,492.1	5,317.5	18,181.3	623.9
Noncontrolling interest	1,991.4		1,797.5	1,153.5	202.9	742.8	25.5
	16,114.1		11,728.6	6,645.6	5,520.4	18,924.1	649.4
Earnings per common share(3):
Basic	2.47		1.70	0.93	0.94	3.08	0.11
Diluted	2.36		1.64	0.92	0.93	3.05	0.10
Earnings per equivalent ADS(3):
Basic	12.34		8.49	4.65	4.68	15.39	0.53
Diluted	11.80		8.21	4.58	4.64	15.23	0.52
Number of common shares(11):
Basic	5,722.6		5,849.0	5,905.1	5,678.7	5,906.7	5,906.7
Diluted	6,055.6		6,122.2	5,945.3	5,698.3	5,935.2	5,935.2
Number of equivalent ADSs(11):
Basic	1,144.5		1,169.8	1,181.0	1,135.7	1,181.3	1,181.3
Diluted	1,211.1		1,224.4	1,189.1	1,139.7	1,187.0	1,187.0
Balance Sheet Data:
Current assets	48,762.8		56,902.0	46,347.2	61,398.7	85,598.9	2,937.5
Long-term investments	4,266.9		3,045.4	2,842.7	3,341.2	1,343.4	46.1
Property, plant and equipment, net	70,894.1		80,036.6	82,694.5	77,927.1	99,123.3	3,401.6
Intangible assets	3,972.4		5,255.8	12,940.6	12,522.8	15,474.2	531.1
Other assets	5,760.6		3,728.3	3,856.5	2,684.5	3,453.2	118.5
Total assets	133,656.8		148,968.1	148,681.5	157,874.3	204,993.0	7,034.8
Short-term borrowings(6)	8,499.1		15,773.9	11,473.2	13,960.3	17,173.5	589.3
Long-term liabilities(7)	29,324.0		23,897.6	51,495.5	49,306.0	52,533.8	1,802.8
Other liabilities(8)	24,228.3		24,746.0	18,307.1	25,092.3	48,810.8	1,675.1
Total liabilities	62,051.4		64,417.5	81,275.8	88,358.6	118,518.1	4,067.2
Capital stock	45,925.1		54,475.6	56,904.3	54,798.8	60,519.9	2,076.9
Equity attributable to shareholders of the parent	60,584.1		70,101.4	65,303.0	66,555.5	82,981.7	2,847.7
Noncontrolling interest in consolidated subsidiaries	11,021.3		14,449.2	2,102.7	2,960.2	3,493.2	119.9

(1)
Effective January 1, 2009, we adopted the newly revised ROC Statement of Financial Accounting Standards, or SFAS, No. 10 “Accounting for Inventories.” Abnormal cost, write-downs of inventories and any reversal of write-downs are recorded as cost of revenues from non-operating expenses. Information in this annual report from our consolidated statements of income for each of the three years in the period ended December 31, 2008 has been adjusted to reflect the reclassification.

(2)	Represents the cumulative effect of our adoption of ROC SFAS No. 34 “Financial Instrument: Recognition and Measurement” and ROC SFAS, No. 36 “Financial Instruments: Disclosure and Presentation.”

(3)
The denominators for diluted earnings per common share and diluted earnings per equivalent ADS are calculated to account for the potential diluted factors, such as the exercise of options and conversion of our convertible bonds into our common shares and American depositary shares, or ADSs.

(4)	Dividends per common share issued as a cash dividend, a stock dividend and distribution from capital surplus.

(5)
Represents the weighted average number of shares after retroactive adjustments to give effect to (i) employee stock bonuses for earning year 2006 and earning year 2007 and (ii) stock dividends. Common shares held by consolidated subsidiaries are classified as “treasury stock,” and are deducted from the number of common shares outstanding.

(6)	Includes current portions of bonds payable, long-term bank loans and capital lease obligations.

(7)	Excludes current portions of bonds payable, long-term bank loans and capital lease obligations.

(8)	Includes current liabilities other than short-term borrowings.

(9)	We have begun providing electronic manufacturing services as a result of our acquisition of Universal Scientific in February 2010.

(10)	Represents the cumulative effect of our adoption of U.S. GAAP related to “Share-Based Payment.”

(11)	Represents the weighted average number of common shares after retroactive adjustments to give effect to stock dividends.

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

The following table sets forth, for the periods indicated, information concerning the number of NT dollars for which one U.S. dollar could be exchanged.  For periods prior to January 1, 2009, the exchange rates reflected the noon buying rate for cable transfers in NT dollars as certified for customs purposes by the Federal Reserve Bank of New York.  For periods after January 1, 2009, the exchange rates reflect the exchange rates set forth in the H.10 statistical release of the Federal Reserve Board.

	Exchange Rate
	Average	High	Low	Period-End
2006	32.51	33.31	31.28	32.59
2007	32.85	33.41	32.26	32.43
2008	31.52	33.58	29.99	32.76
2009	33.02	35.21	31.95	31.95
2010	31.50	32.43	29.14	29.14
November	30.32	30.52	30.12	30.47
December	29.90	30.37	29.14	29.14
2011
January	29.11	29.36	28.98	29.03
February	29.28	29.76	28.78	29.74
March	29.49	29.63	29.35	29.40
April	28.98	29.31	28.67	28.67
May	28.73	28.99	28.50	28.64

On June 3, 2011, the exchange rate as set forth in the H.10 weekly statistical release by the Federal Reserve Board was NT$28.66 =US$1.00

CAPITALIZATION AND INDEBTEDNESS

Not applicable.

REASON FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

RISK FACTORS

Risks Relating to Our Business

Since we are dependent on the highly cyclical semiconductor and electronic industries and conditions in the markets for the end-use applications of our products, our revenues and net income may fluctuate significantly.

Our business is affected by market conditions in the highly cyclical semiconductor and electronic industries. Most of our customers operate in this industry, and variations in order levels from our customers and service fee rates may result in volatility in our revenues and net income. From time to time, the semiconductor and electronic industries have experienced significant, and sometimes prolonged, downturns. As our business is, and will continue to be, dependent on the requirements for independent packaging, testing and electronic manufacturing services, any future downturn in the industry would reduce demand for our services.  For example, in the fourth quarter of 2008, the global economic crisis resulted in a significant deterioration in demand for our customers’ products, which in turn affected demand for our services and adversely affected our operating results.  Although demand has recovered, we expect there to be continued downward pressure on our average selling prices and continued volatility with respect to our sales volumes in the future.  If we cannot reduce our costs or adjust our product mix to sufficiently offset any decline in sales volumes, our profitability will suffer and we may incur losses.

Market conditions in the semiconductor and electronic industries depend to a large degree on conditions in the markets for the end-use applications of various products, such as communications, computer and consumer electronics products. Any deterioration of conditions in the markets for the end-use applications would reduce demand for our services, and would likely have a material adverse effect on our financial condition and results of operations.  In 2010, approximately 47.5%, 16.9% and 35.2% of our net revenues from packaging and testing were attributed to the packaging and testing of semiconductors used in communications, computer, and consumer electronics/industrial/automotive applications, respectively. In the same year, approximately 34.7%, 25.9%, 19.4% and 19.5% of our net revenues from electronic manufacturing services were attributed to the communications, computer, consumer electronics applications, industrial and automotive applications, respectively. Each of the markets for end-use applications is subject to intense competition and significant shifts in demand, which could put pricing pressure on our services and adversely affect our revenues and net income.

A reversal or slowdown in the outsourcing trend for semiconductor packaging and testing services and electronic manufacturing services could adversely affect our growth prospects and profitability.

Semiconductor manufacturers that have their own in-house packaging and testing capabilities, known as integrated device manufacturers and original equipment manufacturers, have increasingly outsourced stages of the production process, including packaging, testing, electronic manufacturing and assembly, to independent companies in order to reduce costs, eliminate product complexity and meet fast-to-market requirements. In addition, the availability of advanced independent semiconductor manufacturing services has also enabled the growth of so-called “fabless” semiconductor companies that focus exclusively on design and marketing and outsource their manufacturing, packaging and testing requirements to independent companies. We cannot assure you that these manufacturers and companies will continue to outsource their packaging, testing and manufacturing requirements to third parties like us. Furthermore, during an economic downturn, these integrated device manufacturers typically rely more on their own in-house packaging and testing capabilities,  therefore decreasing their need to outsource. A reversal of, or a slowdown in, this outsourcing trend could result in reduced demand for our services and adversely affect our growth prospects and profitability.

Any global economic downturn could adversely affect the demand for our products and services, and a protracted global economic crisis would have a material adverse effect on us.

During 2008 and 2009, the global economic downturn adversely affected businesses worldwide, including our customers, whose success is linked to the health of the economy. As widely reported, the global financial markets experienced extreme volatility and disruptions, which have severely diminished liquidity and credit availability. This market turmoil and tightening of credit led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of business activity generally. The recent instability in the Middle East and the sovereign debt crisis in Europe have further increased the market volatility and may have a material adverse effect on our operations. There can be no assurance that there will be no further deterioration in the global financial markets. In addition, any economic downturn or crisis may also cause our customers to do the following:

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

If we are unable to compete favorably in the highly competitive markets of semiconductor packaging and testing and electronic manufacturing services, our revenues and net income may decrease.

The markets of semiconductor packaging and testing and electronic manufacturing services are very competitive. We face competition from a number of sources, including other independent semiconductor packaging and testing companies, especially those that offer turnkey packaging and testing services, and other electronic manufacturing services providers which may have large-scale manufacturing capabilities and can react fast to market changes. We believe that the principal competitive factors are:

•	technological expertise;

•	price;

•	the ability to provide total solutions to our customers, including integrated design, manufacturing, packaging and testing and electronic manufacturing services;

•	range of package types and testing platforms available;

•	the ability to work closely with our customers at the product development stage;

•	responsiveness and flexibility;

•	fast-to-market product development;

•	capacity;

•	diversity in facility locations; and

•	production yield.

We face increasing competition, as most of our customers obtain services from more than one source. In addition, some of our competitors may have access to more advanced technologies and greater financial and other resources than we do. Any erosion in the prices for our services and/or products could cause our revenues and net income to decrease and have a material adverse effect on our financial condition and results of operations.

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

Our operating results have varied significantly from period to period and may continue to vary in the future. Downward fluctuations in our operating results may result in decreases in the market price of our common shares and the ADSs. Among the more important factors affecting our quarterly and annual operating results are the following:

•	changes in general economic and business conditions, particularly the cyclical nature of the semiconductor and electronic industries and the markets served by our customers;

•	our ability to quickly adjust to unanticipated declines or shortfalls in demand and market prices;

•	changes in prices for our products or services;

•	volume of orders relative to our packaging, testing and manufacturing capacity;

•	changes in costs and availability of raw materials, equipment and labor;

•	our ability to obtain or develop substitute raw materials with lower cost;

•	timing of capital expenditures in anticipation of future orders;

•	our ability to acquire or design and produce advanced and cost-competitive interconnect materials, and provide integrated solutions for electronic manufacturing services;

•	fluctuations in the exchange rate between the NT dollar and foreign currencies, especially the U.S. dollar; and

•	earthquakes, drought, epidemics and other natural disasters, as well as industrial and other incidents such as fires and power outages.

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

Our operations, in particular our testing operations, are characterized by relatively high fixed costs. We expect to continue to incur substantial depreciation and other expenses in connection with our acquisitions of equipment and facilities.  Our profitability depends not only on the pricing levels for our services or products, but also on utilization rates for our machinery and equipment, commonly referred to as “capacity utilization rates.” In particular, increases or decreases in our capacity utilization rates can significantly affect gross margins since the unit cost generally decreases as fixed costs are allocated over a larger number of units. In periods of low demand, we experience relatively low capacity utilization rates in our operations, which leads to reduced margins. For example, in the fourth quarter of 2008, we experienced lower than anticipated utilization rates in our operations due to a significant decline in worldwide demand for our packaging and testing services, which resulted in reduced margins during that period. Although capacity utilization rates have increased since 2009, we cannot assure you that we will be able to maintain or surpass our past gross margin levels if we cannot consistently achieve or maintain relatively high capacity utilization rates.

If we are unable to manage our expansion or investments effectively, our growth prospects may be limited and our future profitability and core business operations may be adversely affected.

We have significantly expanded our operations through both organic growth and acquisitions in recent years. For example, we acquired Universal Scientific through a tender offer in February 2010 and EEMS Test Singapore in August 2010 (EEMS Test Singapore was subsequently merged into ASE Singapore Pte. Ltd. on January 1, 2011). We expect that we will continue to expand our operations in the future. The purpose of our expansion is mainly to provide total solutions to existing customers or attract new customers and broaden our product range for a variety of end-use applications. However, rapid expansion may place a strain on our managerial, technical, financial, operational and other resources. As a result of our expansion, we have implemented and will continue to implement additional operational and financial controls and hire and train additional personnel. Any failure to manage our growth effectively could lead to inefficiencies and redundancies and result in reduced growth prospects and profitability.

In addition, we have recently made investments in real estate development businesses in China.  The PRC property market is volatile and may experience undersupply or oversupply and property price fluctuations. The central and local governments frequently adjust monetary and other economic policies to prevent and curtail the overheating of the economy. Such policies may lead to changes in market conditions, including price instability and imbalance of supply and demand in respect of office, residential, retail, entertainment and cultural properties. We may continue to make investments in this area in the future and our diversification in this industry may put pressure on our managerial, financial, operational and other resources.  Our exposure to risks related to real estate development in China may also increase over time as a result of our expansion into such a business.  There can be no assurance that our investments in such a business will yield the anticipated returns and that our expansion into such a business, including the resulting diversion of management’s attention, will not adversely affect our core business operations.

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

We are a party to numerous loan and other agreements relating to the incurrence of debt, many of which include restrictive covenants and broad default provisions. In general, covenants in the agreements governing our existing debt, and debt we may incur in the future, may materially restrict our operations, including our ability to incur debt, pay dividends, make certain investments and payments, other than in connection with restructurings of consolidated entities, and encumber or dispose of assets.  In addition, any global economic deterioration or ineffective expansion may cause us to incur significant net losses or force us to assume considerable liabilities.  We cannot assure you that we will be able to remain in compliance with our financial covenants which, as a result, may lead to a default. This may thereby restrict our ability to access unutilized credit facilities or the global capital markets to meet our liquidity needs. Furthermore, a default under one agreement by us or one of our subsidiaries may also trigger cross-defaults under our other agreements. In the event of default, we may not be able to cure the default or obtain a waiver on a timely basis. An event of default under any agreement timely governing our existing or future debt, if not cured or waived, could have a material adverse effect on our liquidity, financial condition and results of operations.

We have on occasion failed to comply with certain financial covenants in some of our loan agreements. Such non-compliance may also have, through broadly worded cross-default provisions, resulted in default under some of the agreements governing our other existing debt.  For example, we failed to comply with certain financial covenants in some of our loan agreements as a result of additional borrowings to fund our privatization of ASE Test in May 2008, the distribution of cash dividends in August 2008, and our acquisition of Universal Scientific in February 2010, for which we have timely obtained waivers from our counterparties. If we are unable to timely remedy any of our non-compliance under such loan agreements or obtain applicable waivers or amendments, we would breach our financial covenants and our financial condition would be adversely affected.  As of April 30, 2011, no lender has sought to declare a default or enforce remedies in respect of our existing debt as a result of cross-default provisions, breaches of financial covenants or otherwise, although we cannot provide any assurance that they will not take action in the future.

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

Currently, the majority of our revenues are denominated in U.S. dollars, with a portion denominated in NT dollars and Japanese yen. Our cost of revenues and operating expenses, on the other hand, are incurred in several currencies, primarily NT dollars, U.S. dollars and Chinese yuan, as well as, to a lesser extent, Japanese yen, Korean won and Malaysian ringgit. In addition, a substantial portion of our capital expenditures, primarily for the purchase of packaging and testing equipment, has been, and is expected to continue to be, denominated in U.S. dollars, with much of the remainder in Japanese yen. Fluctuations in exchange rates, primarily among the U.S. dollar, the NT dollar, the Japanese yen and the Chinese yuan, will affect our costs and operating margins. In addition, these fluctuations could result in exchange losses and increased costs in NT dollar and other local currency terms. Despite hedging and mitigating techniques implemented by us, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations.  Although we recognized net foreign exchange gains of NT$282.0 million, NT$4.2 million and NT$317.6 million (US$10.9 million) in 2008, 2009 and 2010, respectively, we cannot assure you that we will achieve or sustain foreign exchange gains in the future.  See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk—Foreign Currency Exchange Rate Risk.”

The loss of a large customer or disruption of our strategic alliance or other commercial arrangements with semiconductor foundries and providers of other complementary semiconductor manufacturing services may result in a decline in our revenues and profitability.

Although we have over 200 customers for our businesses, we have derived and expect to continue to derive a large portion of our revenues from a small group of customers during any particular period due in part to the concentration of market share in the semiconductor and electronic industries. Our five largest customers together accounted for approximately 27.1%, 28.7% and 26.0% of our net revenues in 2008, 2009 and 2010, respectively. No customer accounted for more than 10% of our net revenues in 2008, 2009 and 2010. The demand for our services from a customer is directly dependent upon that customer’s level of business activity, which could vary significantly from year to year. Our key customers typically operate in the cyclical semiconductor and electronic business and, in the past, have varied, and may vary in the future, order levels significantly from period to period. Some of these companies are relatively small, have limited operating histories and financial resources, and are highly exposed to the cyclicality of the industry. We cannot assure you that these customers or any other customers will continue to place orders with us in the future at the same levels as in past periods. The loss of one or more of our significant customers, or reduced orders by any one of them, and our inability to replace these customers or make up for such orders could adversely affect our revenues and profitability. In addition, we have in the past reduced, and may in the future be requested to reduce, our prices to limit the level of order cancellations. Any price reduction would likely reduce our margins and profitability.

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

Our operations, such as packaging operations, substrate operations and electronic manufacturing services, require that we obtain adequate supplies of raw materials on a timely basis. Shortages in the supply of raw materials have in the past resulted in occasional price increases and delivery delays. In addition, the operations of some of our suppliers are vulnerable to natural disasters, such as earthquakes and typhoons, the occurrences of which may deteriorate and prolong the shortage or increase the uncertainty of the supply of raw materials.  For example, on March 11, 2011, a major earthquake occurred off the coast of Japan resulting in a large tsunami and radiation leak at the Fukushima nuclear power plant. We experienced a disruption to the supply of raw materials from Japan for about three to four weeks due to the fear of radiation contamination and the reduction or postponement in production by some of our Japanese suppliers. We are currently unable to quantify with any degree of certainty the effects of such disruption to our supplies. Although the purchase of supplies from Japan has been restored to the previous level, we cannot assure you that we will not suffer long-term from the impact of the earthquake and the tsunami. In addition, further earthquakes, aftershocks thereof or other disasters in Japan or affecting any regions in which we operate may cause a decline in our sales. Any of the above events or developments may have a material adverse effect on our business, results of operations and financial condition.

Raw materials such as advanced substrates are prone to supply shortages since such materials are produced by a limited number of suppliers such as Kinsus Interconnect Technology Corporation, Nanya Printed Circuit Board Corporation and Unimicron Technology Corp. Our operations conducted through our wholly-owned subsidiary ASE Electronics and ASE Shanghai have improved our ability to obtain advanced substrates on a timely basis and at a reasonable cost. However, we do not expect that our internal interconnect materials operations will be able to meet all of our interconnect materials requirements. Consequently, we will remain dependent on market supply and demand for our raw materials. In addition, recent fluctuations in prices of precious metals, such as gold, have also affected the price at which we have been able to purchase the principal raw materials we use in our packaging processes. We cannot guarantee that we will not experience shortages in the near future or that we will be able to obtain adequate supplies of raw materials in a timely manner or at a reasonable price. Our revenues and net income could decline if we are unable to obtain adequate supplies of high quality raw materials in a timely manner or if there are significant increases in the costs of raw materials that we cannot pass on to our customers.

Any environmental claims or failure to comply with any present or future environmental regulations, as well as any fire or other industrial accident, may require us to spend additional funds and may materially and adversely affect our financial condition and results of operations.

We are subject to various laws and regulations relating to the use, storage, discharge and disposal of chemical by-products of, and water used in, our packaging and interconnect materials production processes, and the emission of volatile organic compounds and the discharge and disposal of solid industrial wastes from electronic manufacturing services operations. Although we have not suffered material environmental claims in the past, the failure to comply with any present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of our operations. New regulations could require us to acquire costly equipment or to incur other significant expenses that we may not be able to pass on to our customers. Additionally, any failure on our part to control the use, or adequately restrict the discharge, of hazardous substances could subject us to future liabilities that may have a material adverse effect on our financial condition and results of operations. Any failure on the environmental requests on our products, such as Directive 2002/95/EC, see “Item 4. Business Overview—Raw Materials and Suppliers—Packaging,” may have a material adverse effect on our results of operations.

Climate change, other environmental concerns and green initiatives also presents other commercial challenges, economic risks and physical risks that could harm our results of operations or affect the manner in which we conduct our business.

Increasing climate change and environmental concerns could affect the results of our operations if any of our customers request that we exceed any standards set for environmentally compliant products and services, or if raw materials and/or products are required to meet strict inspection standards with respect to any radioactive contamination as a result of concerns arising from radiation leaking incidents, such as the radiation leak which occurred in March 2011 in Japan. If we are unable to offer such products or offer products that are compliant, but are not as reliable due to the lack of reasonably available alternative technologies, it may harm our results of operations.

Furthermore, energy costs in general could increase significantly due to climate change regulations. Therefore, our energy costs may increase substantially if utility or power companies pass on their costs, fully or partially, such as those associated with carbon taxes, emission cap and carbon credit trading programs.

Our major shareholders may take actions that are not in, or may conflict with, our public shareholders’ best interest.

Members of the Chang family own, directly or indirectly, a significant interest in our outstanding common shares.  See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.” Accordingly, these shareholders will continue to have the ability to exercise a significant influence over our business, including matters relating to:

•	our management and policies;

•	the timing and distribution of dividends; and

•	the election of our directors and supervisors.

Members of the Chang family may take actions that you may not agree with or that are not in our or our public shareholders’ best interests.

We may be subject to intellectual property rights disputes, which could materially adversely affect our business.

Our ability to compete successfully and achieve future growth depends, in part, on our ability to develop and protect our proprietary technologies and to secure on commercially acceptable terms certain technologies that we do not own. We cannot assure you that we will be able to independently develop, obtain patents for, protect or secure from any third party, the technologies required.

Our ability to compete successfully also depends, in part, on our ability to operate without infringing the proprietary rights of others. In particular, the semiconductor and electronic industries are characterized by frequent litigation regarding patent and other intellectual property rights.  In February 2006, Tessera Inc. filed a suit against us and others alleging patent infringement.  See “Item 8. Financial Information—Legal Proceedings.” Any litigation, whether as plaintiff or defendant and regardless of the outcome, is costly and diverts company resources.

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

We operate, among other things, packaging and testing facilities, electronic manufacturing services and real estate in the PRC through our subsidiaries incorporated in the PRC. Under PRC laws and regulations, foreign investment projects, such as our subsidiaries, must obtain certain approvals from the relevant governmental authorities in the provinces or special economic zones in which they are located and, in some circumstances, from the relevant authorities in the PRC’s central government. Foreign investment projects must also comply with certain regulatory requirements. However, PRC laws and regulations are often subject to varying interpretations and means of enforcement, and additional approvals from the relevant governmental authorities may be required for the operations of our PRC subsidiaries.  If required, we cannot assure you that we will be able to obtain these approvals in a timely manner, if at all.  Because the PRC government holds significant discretion in determining matters relating to foreign investment, we cannot assure you that the relevant governmental authorities will not take action that is materially adverse to our PRC operations.

Any impairment charges may have a material adverse effect on our net income.

Under ROC GAAP and U.S. GAAP, we are required to evaluate our assets, such as equipment, goodwill and investments, for possible impairment at least annually or whenever there is an indication of impairment. If certain criteria are met, we are required to record an impairment charge.

With respect to assets, in 2008, we recognized impairment charges of NT$293.3 million related to our other-than-temporary loss in our financial assets and impaired idle equipment.  In 2009, we recognized impairment charges of NT$11.1 million, primarily as a result of impaired idle equipment.  In 2010, we recognized impairment charges of NT$251.4 million (US$8.6 million), primarily as a result of an impairment charge related to buildings and improvement, and impaired idle equipment and investment.  As of December 31, 2010, goodwill under ROC GAAP and U.S. GAAP amounted to NT$10,408.0 million (US$357.2 million) and NT$10,298.5 million (US$353.4 million), respectively.  See “Item 5. Operating and Financial Review and Prospects—Operating Results and Trend Information—Critical Accounting Policies and Estimates—Realizability of Long-Lived Assets” and “—Goodwill.”

We are unable to estimate the extent and timing of any impairment charges for future years under ROC GAAP or U.S. GAAP, and we cannot give any assurance that impairment charges will not be required in periods subsequent to December 31, 2010. Any impairment charge could have a material adverse effect on our net income.  The determination of an impairment charge at any given time is based significantly on our expected results of operations over a number of years in the future. As a result, an impairment charge is more likely to occur during a period in which our operating results and outlook are otherwise already depressed.

Risks Relating to Taiwan, ROC

Strained relations between the ROC and the PRC could negatively affect our business and the market value of your investment.

Our principal executive offices and our principal facilities are located in Taiwan and approximately 64.9%, 63.3% and 49.8% of our net revenues in 2008, 2009 and 2010, respectively, were derived from our operations in Taiwan. The ROC has a unique international political status. The government of the PRC asserts sovereignty over all of China, including Taiwan, and does not recognize the legitimacy of the ROC government. Although significant economic and cultural relations have been established in recent years between the ROC and the PRC, relations have often been strained and the PRC government has indicated that it may use military force to gain control over Taiwan in some circumstances, such as the declaration of independence by the ROC.  Political uncertainty could adversely affect the prices of our common shares and ADSs.  Relations between the ROC and the PRC and other factors affecting the political or economic conditions in Taiwan could have a material adverse effect on our financial condition and results of operations, as well as the market price and the liquidity of our common shares and ADSs.

Currently, we manufacture interconnect materials in the PRC through our wholly-owned subsidiary ASE Shanghai.  We also provide wire bond packaging and testing services in the PRC through some of our subsidiaries. In addition, we engage in the PRC in real estate development and the manufacturing of computer peripherals and electronic components through our subsidiaries in the PRC. See “Item 4. Information on the Company—Organizational Structure—Our Consolidated Subsidiaries.” In the past, ROC companies, including ourselves, were prohibited from investing in facilities for the packaging and testing of semiconductors in the PRC. Although the prohibitions have been relaxed since February 2010, the ROC government currently still restricts certain types of investments by ROC companies, including ourselves, in the PRC. We do not know when or if such laws and policies governing investment in the PRC will be amended, and we cannot assure you that such ROC investment laws and policies will permit us to make further investments of certain types in the PRC in the future that we consider beneficial to us. Our growth prospects and profitability may be adversely affected if we are restricted from making certain additional investments in the PRC and are not able to fully capitalize on the growth of the semiconductor industry in the PRC.

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

Taiwan is also susceptible to typhoons, which may cause damage and business interruptions to companies with facilities located in Taiwan. For example, in 2009, Taiwan experienced severe damage from typhoons, including typhoon Morakot on August 7, 2009 that caused over 600 deaths, severe flooding and extensive property damage. In the third quarter of 2004, a typhoon caused a partial interruption for approximately two weeks in our water supply at ASE Chung Li’s substrate operations.

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

We face risks related to health epidemics and outbreaks of contagious diseases, including H1N1 influenza, H5N1 influenza and Severe Acute Respiratory Syndrome, or SARS.

There have been reports of outbreaks of a highly pathogenic influenza caused by the H1N1 virus, as well as an influenza caused by the H5N1 virus, in certain regions of Asia and other parts of the world. An outbreak of such contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries. Additionally, a recurrence of SARS, a highly contagious form of atypical pneumonia, similar to the occurrence in 2003 which affected the PRC, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries, would also have similar adverse effects. Since most of our operations and customers and suppliers are based in Asia (mainly Taiwan), an outbreak of H1N1 influenza, H5N1 influenza, SARS or other contagious diseases in Asia or elsewhere, or the perception that such an outbreak could occur, and the measures taken by the governments of countries affected, including the ROC and the PRC, could adversely affect our business, financial conditions or results of operations.

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

There has been no trading market outside the ROC for the common shares and the only trading market for the common shares is the Taiwan Stock Exchange. The outstanding ADSs are listed on the New York Stock Exchange. There is no assurance that the market for the common shares or the ADSs will be active or liquid.

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

When a non-ROC holder of ADSs elects to withdraw common shares represented by ADSs, such holder of the ADSs will be required to appoint an agent for filing tax returns and making tax payments in the ROC. Such agent will be required to meet the qualifications set by the ROC Ministry of Finance and, upon appointment, becomes the guarantor of the withdrawing holder’s tax payment obligations. Evidence of the appointment of a tax guarantor, the approval of such appointment by the ROC tax authorities and tax clearance certificates or evidentiary documents issued by such tax guarantor may be required as conditions to such holder repatriating the profits derived from the sale of common shares.  We cannot assure you that a withdrawing holder will be able to appoint, and obtain approval for, a tax guarantor in a timely manner.

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

The trading price of our ADSs may be affected by the trading price of our common shares on the Taiwan Stock Exchange. The ROC securities market is smaller and more volatile than the securities markets in the United States and in many European countries. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and volumes of sales of listed securities and there are currently limits on the range of daily price movements on the Taiwan Stock Exchange.  The Taiwan Stock Exchange Index peaked at 12,495.3 in February 1990, and subsequently fell to a low of 2,560.5 in October 1990. On March 13, 2000, the Taiwan Stock Exchange Index experienced a 617-point drop, which represented the single largest decrease in the Taiwan Stock Exchange Index in its history. During the period from January 1, 2010 to December 31, 2010, the Taiwan Stock Exchange Index peaked at 8,972.5 on December 31, 2010, and reached a low of 7,071.7 on June 9, 2010. Over the same period, the trading price of our common shares ranged from NT$35.5 per share to NT$21.8 per share. On June 3, 2011, the Taiwan Stock Exchange Index closed at 9,046.3, and the closing value of our common shares was NT$36.2 per share.

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

Similar to other ROC technology companies, we issue bonuses from time to time in the form of common shares.  Prior to 2009, bonuses issued in the form of our common shares were valued at par.  Beginning in 2009, bonuses in the form of our common shares are valued at the closing price of the common shares on the day prior to our shareholders’ meeting. In addition, under the revised ROC Company Law we may, upon approval from our board of directors and the ROC Securities and Futures Bureau of the Financial Supervisory Commission, Executive Yuan, establish employee stock option plans.  We currently maintain four employee stock option plans pursuant to which our full-time employees and the full-time employees of our domestic and foreign subsidiaries are eligible to receive stock option grants.  As of December 31, 2010, 397,627,480 options granted by ASE Inc. were outstanding. See “Item 6. Directors, Senior Management and Employees—Compensation—ASE Inc. Employee Bonus and Stock Option Plans.” The issuance of our common shares pursuant to stock bonuses or stock options may have a dilutive effect on the holders of outstanding common shares and ADSs.

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

With respect to item (4) above, the depositary may issue ADSs against the deposit of those common shares only if the total number of ADSs outstanding following the deposit will not exceed the number of ADSs previously approved by the ROC Financial Supervisory Commission, Executive Yuan plus any ADSs issued pursuant to the events described in items (1), (2) and (3) above.

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

Currently, ASE Test’s subsidiaries comprise ASE Test Malaysia, ISE Labs and ASE Singapore Pte. Ltd., all of which ASE Test wholly owns.

Acquisition of Shares of Universal Scientific

In February 2010, we, along with our two subsidiaries, J&R Holding Limited and ASE Test, through a cash and stock tender offer, acquired 641,669,316 common shares of Universal Scientific at NT$21 per share, amounting to NT$13,475.1 million (US$462.4 million) in total, resulting in our controlled ownership over Universal Scientific. As a result, Universal Scientific became our consolidated subsidiary. In August 2010, we acquired additional 222,243,661 shares of Universal Scientific through another tender offer at NT$21 per share, amounting to NT$4,667.1 million (US$160.2 million) in total. We owned 99.2% of the outstanding common shares of Universal Scientific as of April 30, 2011.

Acquisition of EEMS Test Singapore

On August 2, 2010, we, through our subsidiary ASE Singapore Pte. Ltd., entered into a share purchase agreement with EEMS Asia Pte. Ltd., a subsidiary of EEMS Italia S.p.A., in connection with the acquisition of 100.0% of EEMS Test Singapore, a Singapore-based provider of test solutions for the semiconductor industry, for a purchase price of US$72.2 million. On August 27, 2010, EEMS Test Singapore changed its name to ASE Singapore II Pte. Ltd., which was subsequently merged into ASE Singapore Pte. Ltd. on January 1, 2011.

For more information on our history and development, see “—Organizational Structure.”

BUSINESS OVERVIEW

We are the world’s largest independent provider of semiconductor packaging and testing services based on 2010 revenues.  Our services include semiconductor packaging, production of interconnect materials, front-end engineering testing, wafer probing and final testing services. As a result of our acquisition of Universal Scientific in 2010, we now provide integrated solutions for electronics manufacturing services in relation to computers, peripherals, communications, industrial, automotive, and storage and server applications. We believe that, as a result of the following, we are better positioned than our competitors to meet customers’ requirements across a wide range of end-use applications:

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

We believe that the trend for semiconductor companies to outsource their packaging, testing and manufacturing requirements is accelerating as semiconductor companies increasingly rely on independent providers of foundry, advanced packaging, testing and electronic manufacturing services. In response to the increased pace of new product development and shortened product life and production cycles, semiconductor companies are increasingly seeking independent packaging and testing companies that can provide turnkey services in order to reduce time-to-market and electronic manufacturing companies that can provide large-scale production and have the proactive original design capabilities. We believe that our expertise and scale in advanced technology and our ability to integrate our broad range of solutions into turnkey services and electronic manufacturing services allow us to benefit from the accelerated outsourcing trend and better serve our existing and potential customers.

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

Our global base of over 200 customers includes leading semiconductor companies across a wide range of end-use applications, such as:

• Atmel Corporation	• Motorola, Inc.
• AU Optronics Corp.	• Mstar Semiconductor Inc.
• Broadcom Corporation	• Renesas Electronics Corporation
• Cambridge Silicon Radio Limited	• Powerchip Semiconductor Corp.
• Freescale Semiconductor, Inc.	• Qualcomm Incorporated
• Infineon Technologies	• STMicroelectronics N.V.
• Lenovo Computer Ltd.	• Toshiba Corporation
• Marvell Technology Group Ltd.	• Valeo Group
• Media Tek Inc.

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

The semiconductor industry is characterized by strong long-term growth, with periodic and sometimes severe cyclical downturns. The Semiconductor Industry Association reported that worldwide sales of semiconductors increased from approximately US$51 billion in 1990 to approximately US$298 billion in 2010. We believe that overall growth and cyclical fluctuations will continue over the long-term in the semiconductor industry.

Electronic Manufacturing Services

According to Gartner, Inc., the overall size of the global market for electronics manufacturing services and original design manufacturing was estimated at approximately US$432 billion for 2010. Electronics manufacturing service providers typically achieve large economies of scale in manufacturing by pooling together product design techniques and also provide value-added services such as warranties and repairs.  Companies who do not need to manufacture a constant supply of products have increasingly outsourced their manufacturing to these service providers so that they are no longer forced to maintain large inventories of products.  Outsourcing will also enable them to still respond quickly and efficiently to sudden spikes in demand.

Electronics manufacturing services are sought by companies in a wide range of industries including, among others, information, communications, consumer electronics, automotive electronics, medical treatment, industrial applications, aviation, navigation, national defense and transportation. Although affected by global economic fluctuations, we expect the electronics manufacturing services industry to continue to grow in the long-term and we have recently enhanced our presence in the industry through the acquisition of a majority interest in Universal Scientific.

Outsourcing Trends in Semiconductor Manufacturing

Historically, semiconductor companies designed, manufactured, packaged and tested semiconductors primarily in their own facilities. There has been a trend in the industry to outsource stages in the manufacturing process. Virtually every significant stage of the manufacturing process can be outsourced. Wafer foundry services, semiconductor packaging and testing services, and electronic manufacturing services are currently the largest segments of the independent semiconductor manufacturing services market.

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

We believe the outsourcing of semiconductor manufacturing services will increase in the future from current levels for many reasons, including the following:

Technological Expertise and Significant Capital Expenditure. Semiconductor manufacturing processes have become highly complex, requiring substantial investment in specialized equipment and facilities and sophisticated engineering and manufacturing expertise. Technical expertise becomes increasingly important as the industry transitions from one generation of technology to another, as evidenced by the current migration of the fabrication process from 8-inches to 12-inches in sub-micron technology and the size of technology nodes fabricated from 65 nm to 45 nm, as well as the integration of different functions into a single chip. In addition, product life cycles have been shortening, magnifying the need to continuously upgrade or replace manufacturing equipment to accommodate new products. As a result, new investments in in-house facilities are becoming less desirable to integrated device manufacturers because of the high investment costs as well as the inability to achieve sufficient economies of scale and utilization rates necessary to be competitive with the independent service providers. Independent packaging, testing, foundry and electronic manufacturing services companies, on the other hand, are able to realize the benefits of specialization and achieve economies of scale by providing services to a large base of customers across a wide range of products. This enables them to reduce costs and shorten production cycles through high capacity utilization and process expertise. In the process, they are also able to focus on discrete stages of semiconductor manufacturing and deliver services of superior quality.

In recent years, semiconductor companies have significantly reduced their investment in in-house packaging and testing technologies and capacity. As a result, some semiconductor companies may have limited in-house expertise and capacity to accommodate large orders following a recovery in demand, particularly in the area of advanced technology. On the other hand, some semiconductor companies with in-house packaging and testing operations focusing on low-end leadframe-based packages are under increasing pressure to rationalize these operations by relocating to locations with lower costs or better infrastructure, such as the PRC, in order to lower manufacturing costs and shorten production cycle time. We expect semiconductor companies to increasingly outsource their packaging and testing requirements to take advantage of the advanced technology and scale of operations of independent packaging and testing companies and electronic manufacturing services providers.

Increased Adoption of Copper Wire Bonding. With significant cost saving benefits over conventional gold wiring technology, semiconductor companies have been qualifying and converting volumes to copper wire based packages at a rapid pace. Independent packaging and testing companies have been more aggressive in building copper bonding capacity than integrated device manufacturers and have accumulated significantly more experience and know-how with regards to the new technology. Due to the inherent cost savings and comparable yield of copper and their lack of in-house capacity and experience, we believe that integrated device manufacturers will increase outsourcing of their manufacturing services for copper wire packages to independent packaging and test companies.

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

Overview of Semiconductor Manufacturing Process

The manufacturing of semiconductors is a complex process that requires increasingly sophisticated engineering and manufacturing expertise. The manufacturing process may be divided into the following stages:

We are involved in all stages of the semiconductor manufacturing process except circuit design and wafer fabrication.

Process	Description

1. Circuit Design	The design of a semiconductor is developed by laying out circuit components and interconnections.

2. Engineering Test
Throughout and following the design process, prototype semiconductors undergo engineering testing, which involves software development, electrical design validation and reliability and failure analysis.

3. Wafer Fabrication
Process begins with the generation of a photomask through the definition of the circuit design pattern on a photographic negative, known as a mask, by an electron beam or laser beam writer. These circuit patterns are transferred to the wafers using various advanced processes.

4. Wafer Probe	Each individual die is electrically tested, or probed, for defects. Dies that fail this test are marked to be discarded.

5. Packaging (or Assembly)
Packaging, also called assembly, is the processing of bare semiconductors into finished semiconductors and serves to protect the die and facilitate electrical connections and heat dissipation. The patterned silicon wafers received from our customers are diced by means of diamond saws into separate dies, also called chips. Each die is attached to a leadframe or a

Process	Description

5. Packaging (or Assembly)
laminate (plastic or tape) substrate by epoxy resin. A leadframe is a miniature sheet of metal, generally made of copper and silver alloys, on which the pattern of input/output leads has been cut. On a laminate substrate, typically used in ball grid array, or BGA, packages, the leads take the shape of small bumps or balls. Leads on the leadframe or the substrate are connected by extremely fine gold or copper wires or bumps to the input/output terminals on the chips, through the use of automated machines known as “bonders.” Each chip is then encapsulated, generally in a plastic casing molded from a molding compound, with only the leads protruding from the finished casing, either from the edges of the package as in the case of the leadframe-based packages, or in the form of small bumps on a surface of the package as in the case of BGA or other substrate-based packages.

6. Final Test
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

7. Module, Board Assembly and Test	Module, board assembly and test refers to the combination of one or more packaged semiconductors with other components in an integrated module or board to enable increased functionality.

8. Material	Material refers to the interconnection of materials which connect the input/output on the semiconductor dies to the printed circuit board, such as substrate, leadframe and flip-chip.

Strategy

Our objective is to provide integrated solutions, including packaging, testing services, interconnect materials design and production capabilities, which set industry standards and to lead and facilitate the industry trend towards outsourcing semiconductor manufacturing requirements. The principal elements of our strategy are to:

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

We also intend to expand our legacy leadframe-based packaging product offerings and services. We believe that our clients will continue to outsource their legacy packaging requirements. To capitalize on this trend, we plan to accelerate our legacy packaging production in Shanghai and Kunshan, China and expand into the discrete packaging business by leveraging the existing assets of ASE (Weihai), Inc. and ASE (KunShan) Inc.

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

In addition, we intend to promote our copper wire solutions to our customers in addition to gold wire.  Gold wire is a significant raw material for us.  Gold prices, however, are subject to intense fluctuations and have been recently on an upward trend, which have in the past impacted our profitability. We believe that replacing gold wire in some of our packages with the copper wire technology will not only improve our profitability but will also enable us to provide more value to our customers by providing lower cost solutions compared to the conventional gold packages, which could enhance our competitiveness and market share. We are currently the industry leader in terms of copper wire capacity and have developed the most extensive operating experience with this material. We thus plan to capitalize on the overall industry trend of copper conversion by maintaining our leadership and focusing on integrating copper wire into a wider range of traditional leadframe-based packages and thereafter into higher end substrate-based packages.

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

We evaluate acquisition and joint venture opportunities on the basis of access to new markets and technology, the enhancement of our production capacity, economies of scale and management resources, and closer proximity to existing and potential customers. In 2006, we entered into a joint venture with Powerchip, a DRAM manufacturer in Taiwan that focuses on the packaging and testing of memory semiconductors. In 2007, we completed the acquisition of GAPT, a company that provides wire bond packaging and testing services for a wide range of semiconductors, and formed a joint venture with NXP Semiconductors in Suzhou, China focused on semiconductor testing and packaging. In 2008, we completed the acquisition of ASE (Weihai), Inc., a company that also engages in semiconductor packaging and testing services. In addition, we acquired an aggregate of 863,912,977 common shares of Universal Scientific through two tender offers in February 2010 and August 2010 and owned 99.2% of its outstanding common shares as of April 30, 2011. Universal Scientific is an electronics manufacturing services company that provides integrated solutions for electronic manufacturing services in relation to computers, peripherals, communications, industrial, automotive, and storage and server applications. We intend to provide our customers with more value-added products through Universal Scientific. On August 2, 2010, we also completed the acquisition of 100.0% of EEMS Test Singapore from EEMS Asia Pte. Ltd., a subsidiary of EEMS Italia S.p.A. EEMS Test Singapore is a Singapore-based provider of test solutions for the semiconductor industry. On August 27, 2010, EEMS Test Singapore changed its name to ASE Singapore II Pte. Ltd., which was subsequently merged into ASE Singapore Pte. Ltd. on January 1, 2011.

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

In addition to our locations in Taiwan, we have primary operations in the following locations:

•	PRC — a fast-growing market for semiconductor and electronics manufacturing for domestic consumption and our primary sites for serving legacy packaging clients and electronics manufacturing services;

•	Korea — an increasingly important center for the manufacturing of memory and communications devices;

•	Malaysia and Singapore — an emerging center for outsourced semiconductor manufacturing in Southeast Asia;

•	Silicon Valley in California — the preeminent center for semiconductor design, with a concentration of fabless customers; and

•	Japan — an emerging market for semiconductor packaging and testing services as Japanese integrated device manufacturers increasingly outsource their semiconductor manufacturing requirements.

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

Principal Products and Services

We offer a broad range of advanced and legacy semiconductor packaging and testing services. In addition, we started providing electronic manufacturing services since our acquisition of Universal Scientific in February 2010. Our package types employ either leadframes or substrates as interconnect materials. The semiconductors we package are used in a wide range of end-use applications, including communications, computers, consumer electronics, industrial, automotive and other applications. Our testing services include front-end engineering testing, which is performed during and following the initial circuit design stage of the semiconductor manufacturing process, wafer probe, final testing and other related semiconductor testing services. We focus on packaging and testing logic semiconductors. We offer our customers turnkey services which consist of packaging, testing and direct shipment of semiconductors to end users designated by our customers. Our electronics manufacturing services are used in a wide range of end-use applications, including, among others, computers, peripherals, communications, industrial applications, automotive electronics, and storage and server applications. In 2010, our revenues generated from packaging, testing and electronic manufacturing services accounted for 53.5%, 11.6% and 31.6% of our net revenues, respectively.

Packaging Services

We offer a broad range of package types to meet the requirements of our customers, with a focus on advanced packaging solutions. Within our portfolio of package types, we focus on the packaging of semiconductors for which there is expected to be strong demand. These include advanced leadframe-based package types such as quad flat packages (QFP), thin quad flat packages (TQFP), bump chip carrier (BCC) and quad flat no-lead (QFN) packages, aQFN (advanced QFN) and package types based on substrates, such as flip-chip BGA,  flip-chip CSP and other BGA types as well as other advanced packages such as wafer-level products, aCSP (advanced chip scale packages) and aWLP (advanced wafer level packages, fan-out). In addition, to meet current trends towards low cost solutions, we provide copper wire bonding solutions which can be applied to current gold wire products, and low cost flip-chip packages (a-fcCSP) solutions for our customers. Furthermore, we provide flexible packages, such as MAP POP (package on package) and aMAP POP (advanced, laser ablation type), which enable our customers to mount packages more easily. With respect to our module assembly services, we also provide turnkey solutions regarding certain widely-used applications, such as WiMAX, GPS, WLAN and BT, for the integration of different package types into one module. We are among the leaders in such advanced packaging processes and technologies and are well positioned to lead the technology migration in the semiconductor packaging industry.

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

Small Outline Plastic J-Bend Package (SOJ)	20-44	Designed for memory and low pin-count applications.	DRAM memory devices, microcontrollers, digital analog conversions and audio/video applications.

Package Types	Number of Leads	Description	End-Use Applications
Plastic Leaded Chip Carrier (PLCC)	28-84	Designed for applications that do not require low-profile packages with high density of interconnects.	Personal computers, scanners, electronic games and monitors.

Plastic Dual In-line Package (PDIP)	8-64	Designed for consumer electronic products.	Telephones, televisions, audio/video applications and computer peripherals.

Discrete	2-3
Discrete packages are mainly separated Through Hole Device (THD) and Surface Mounting Device (SMD) type which are molded epoxy molding compound.
According to JEDEC standards, there are several kinds of mold and lead shapes.

THD package is optimized for using power device (SMP, motor, transformer in LCD/PDP TV, PC, audio, automotive area) and also SMD package is designed for small signal module (cellular phone, MP3, camera, portable electronic device, etc.).

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

We believe that there will continue to be growing demand for packaging solutions with increased input/output density, smaller size and better heat dissipation characteristics. In anticipation of this demand, we have focused on developing our capabilities in some advanced packaging solutions, such as flip-chip BGA, flip-chip CSP, Flip-Chip PiP (Package in Package), aMAP POP. Flip-chip BGA technology replaces wire bonding with wafer bumping for interconnections within the package. Wafer bumping involves the placing of tiny solder balls, instead of wires, on top of dies for connection to substrates. As compared with more traditional packages, which allow input/output connection only on the boundaries of the dies, flip-chip packages significantly enhance the input/output flow by allowing input/output connection over the entire surface of the dies.

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

Telecommunications products, wireless and consumer systems, personal digital assistants, disk drives, notebook computers and memory boards.
Stacked-Die BGA	120-1520	Combination of multiple dies in a single package enables package to have multiple functions within a small surface area.	Telecommunications products, local area networks, graphics processor applications, digital cameras and pagers.

Flip-Chip Chip Scale Package (FC-CSP, a-fcCSP)	16-560	A lightweight package with a small, thin profile that provides better protection for chips and better solder joint reliability than other comparable package types.	RFICs and memory ICs such as digital cameras, DVDs, devices that utilize WiMAX technology, cellular phones, GPS devices and personal computer peripherals.
Flip-Chip PiP (Package in Package) (FC-CSP PiP)	500-980	System In Package for Flip-Chip+Memory die inside with a better electrical performance package types.	Application processor for Smartphone, data modern on portable devices.
Package-on-Package (POP, aMAP POP)	136-904
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
High-performance networking, graphics and processor applications.

Hybrid (Flip-Chip and Wire Bonding)	49-608
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

The demand for higher performance semiconductors in smaller packages will continue to spur the development of advanced substrates that can support the advancement in circuit design and fabrication. As a result, we believe that the market for substrates will grow and the cost of substrates as a percentage of the total packaging process will increase. In the past, substrates we designed for our customers were produced by independent substrate manufacturers. Since 1997, we have been designing and producing a portion of our interconnect materials in-house. In 2010, our interconnect materials operations supplied approximately 46.5% of our consolidated substrate requirements by value.

The following table sets forth, for the periods indicated, the percentage of our packaging revenues accounted for by each principal type of packaging products or services.

	Year Ended December 31,
	2008	2009	2010
	(percentage of packaging revenues)

Advanced substrate and leadframe-based packages(1)	88.0%	88.9%	84.3%
Traditional leadframe-based packages(2)	4.7	5.3	7.1

	Year Ended December 31,
	2008	2009	2010
	(percentage of packaging revenues)

Module assembly	4.1	3.0	4.7
Other	3.2	2.8	3.9
Total	100.0%	100.0%	100.0%

(1)	Includes leadframe-based packages such as QFP/TQFP, QFN/MCC and BCC and substrate-based packages such as various BGA package types (including flip-chip and others) and LGA.

(2)	Includes leadframe-based packages such as SOP/TSOP, SOJ, PLCC and PDIP.

Testing Services

We provide a complete range of semiconductor testing services, including front-end engineering testing, wafer probing, final testing of logic/mixed-signal/RF/Discrete and memory final testing and other test-related services.

The testing of semiconductors requires technical expertise and knowledge of the specific applications and functions of the semiconductors tested as well as the testing equipment utilized. We believe that our testing services employ technology and expertise which are among the most advanced in the semiconductor industry. In addition to maintaining different types of testing equipment, which enables us to test a variety of semiconductor functions, we work closely with our customers to design effective testing solutions on multiple equipment platforms for particular semiconductors.

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

•
Customized Software Development.  Test engineers develop customized software to test the semiconductor using advanced testing equipment. Customized software, developed on specific test platforms, is required to test the conformity of each particular semiconductor type to its unique functionality and specification.

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

Logic/Mixed-signal/RF/Discrete Final Testing.  We conduct final tests of a wide variety of logic/mixed-signal/RF/discrete semiconductors, with the number of leads or bumps ranging from the single digits to over ten thousand and operating frequencies of over 10 Gbps for digital semiconductors and 6 GHz for radio frequency semiconductors, which are at the high end of the range for the industry. The products we test include semiconductors used for wired, wireless and mobile communications, chipsets, graphics and disk controllers for home entertainment and personal computer applications, as well as a variety of consumer and application-specific integrated circuits for various specialized applications.

Memory Final Testing.  We provide final testing services for a variety of memory products, such as SRAM, DRAM, single-bit erasable programmable read-only memory semiconductors and flash memory semiconductors.

Other Test-Related Services.  We provide a broad range of additional test-related services, including:

•
Electric Interface Board and Mechanical Test Tool Design. Process of designing individualized testing apparatuses such as test load boards, sockets, handler change kits, and probe cards for unique semiconductor devices and packages.

•	Program Conversion. Process of converting program from one test platform to different test platforms to reduce cost of test.

•	Program Efficiency Improvement. Process of optimizing the program code or increasing site count of parallel test to improve test throughout.

•	Remote Program Debugging. Process of allowing the customer to debug their test program remotely through internet connection.

•
Burn-in Testing.  Burn-in testing is the process of electrically stressing a device, usually at high temperature and voltage, for a period of time to simulate the continuous use of the device to determine whether this use would cause the failure of marginal devices;

•
Module SiP Testing. We provide module SiP testing through integrated bench solution or automatic test equipment to our customers with a complete solution with respect to wireless connectivity devices, global positioning system devices, personal navigation devices and digital video broadcasting devices;

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

The following table sets forth, for the periods indicated, the percentage of our testing revenues accounted for by each type of testing service.

	Year Ended December 31,
	2008	2009	2010
	(percentage of testing revenues)
Testing Services:
Front-end engineering testing	3.2%	2.9%	2.2%
Wafer probing	18.1	13.9	13.8
Final testing	78.7	83.2	84.0
Total	100.0%	100.0%	100.0%

Electronic Manufacturing Services. Since our acquisition of Universal Scientific in February 2010, we also provide integrated solutions for electronics manufacturing services in relation to computers, peripherals, communications, industrial, automotive, and storage and server applications. The key products and services we offer to our customers, for instance, include:

•	Computers: motherboards for server & desktop PC; peripheral; port replicator; network attached storage; and technical services;

•	Communications: Wi-Fi; WiMAX; SiP and Hybird SiP;

•	Consumer products: control boards for flat panel devices;

•	Automotive electronics: automotive electronic manufacturing services; car LED lighting; regulator/rectifier; and

•	Industrial products: point-of-sale systems; smart handheld devices.

Seasonality

See “Item 5. Operating and Financial Review and Prospects—Operating Results and Trend Information—Quarterly Net Revenues, Gross Profit and Gross Margin.”

Sales and Marketing

Sales and Marketing Offices

We maintain sales and marketing offices in Taiwan, the United States, Austria, Belgium, France, Germany, Singapore, the Philippines, the PRC, Korea, Malaysia, Japan, Mexico and other countries. Our sales and marketing offices in Taiwan are located in Hsinchu and Kaohsiung. We conduct marketing research through our customer service personnel and through our relationships with our customers and suppliers to keep abreast of market trends and developments. We also provide advice in the area of production process technology to our major customers planning the introduction of new products. In placing orders with us, our customers specify which of our facilities these orders will go to. Our customers conduct separate qualification and correlation processes for each of our facilities that they use. See “—Qualification and Correlation by Customers.”

Customers

In 2010, our global base of over 200 customers includes leading semiconductor companies across a wide range of end-use applications, such as:

• Atmel Corporation	• Motorola, Inc.
• AU Optronics Corp.	• Mstar Semiconductor Inc.
• Broadcom Corporation	• Renesas Electronics Corporation
• Cambridge Silicon Radio Limited	• Powerchip Semiconductor Corp.

• Freescale Semiconductor, Inc.	• Qualcomm Incorporated
• Infineon Technologies	• STMicroelectronics N.V.
• Lenovo Computer Ltd.	• Toshiba Corporation
• Marvell Technology Group Ltd.	• Valeo Group
• Media Tek Inc.

Our five largest customers together accounted for approximately 27.1%, 28.7% and 26.0% of our net revenues in 2008, 2009 and 2010, respectively. No customer accounted for more than 10% of our net revenues in 2008, 2009 and 2010.

We package and test for our customers a wide range of products with end-use applications in the communications, computers, consumer electronics, industrial and automotive sectors. The following table sets forth a breakdown of the percentage of our net revenues generated from our packaging and testing services, for the periods indicated, by the principal end-use applications of the products which we packaged and tested.

	Year Ended December 31,
	2008	2009	2010

Communications	44.7%	46.2%	47.5%
Computers	22.8	16.8	16.9
Consumer electronics/industrial/automotive	32.1	36.0	35.2
Other	0.4	1.0	0.4
Total	100.0%	100.0%	100.0%

In addition, we started providing electronic manufacturing services after acquiring Universal Scientific in 2010. Our electronic manufacturing services provide a wide range of products with end-use applications. The following table sets forth a breakdown of the percentage of our net revenues generated from our electronic manufacturing services for 2010 by the principal end-use applications.

Year Ended December 31, 2010

Communications	34.7%
Computers	25.9
Consumer electronics	19.4
Industrial and automotive	19.5
Other	0.5
Total	100.0%

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
Atmel Corporation
Broadcom Corporation
Cambridge Silicon Radio Limited
Infineon Technologies
Marvell Technology Group Ltd.
Media Tek Inc.
Micron Technology, Inc.
Qualcomm Incorporated
Spreadtrum Communications, Inc.
	Advanced Micro Devices Lenovo Computer Ltd. Marvell Technology Group Ltd. NVIDIA Corporation Powerchip Semiconductor Corp. STMicroelectronics N.V.	Atmel Corporation AU Optronics Corp. Freescale Semiconductor, Inc. Motorola, Inc. Mstar International Inc. Renesas Electronics Corporation STMicroelectronics N.V. Toshiba Corporation Zoran Corporation

We categorize our revenues geographically based on the country in which the customer is headquartered. The following table sets forth, for the periods indicated, the percentage breakdown by geographic regions of our revenues.

	Year Ended December 31,
	2008	2009	2010

America	53.0%	52.6%	55.9%
Taiwan	19.8	20.8	19.7
Asia	13.7	14.0	13.6
Europe	13.5	12.6	10.8
Other	*	-	-
Total	100.0%	100.0%	100.0%

*	Indicates percentage is less than 0.1% of net revenues.

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

Pricing

We price our packaging services and electronic manufacturing services primarily on a cost-plus basis with reference to prevailing market prices. We price our testing services primarily on the basis of the amount of time, measured in central processing unit seconds, taken by the automated testing equipment to execute the test programs specific to the products being tested, as well as the cost of the equipment, with reference to prevailing market prices. Prices for our packaging, testing and electronic manufacturing services are confirmed at the time orders are received from customers, which is typically several weeks before delivery.

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

We do not maintain large inventories of leadframes, substrates, gold wire or molding compound, but generally maintain sufficient stock of each principal raw material based on blanket orders and rolling forecasts of near-term requirements received from customers. In addition, several of our principal suppliers dedicate portions of their inventories as reserves to meet our production requirements. However, shortages in the supply of materials experienced by the semiconductor industry have in the past resulted in occasional price adjustments and delivery delays. For example, in the first half of 2000, the industry experienced a shortage in the supply of advanced substrates used in BGA packages, which, at the time, were only available from a limited number of suppliers located primarily in Japan. Recent fluctuations in gold prices have also affected the price at which we have been able to purchase the principal raw materials. In order to reduce the adverse impact caused by the price fluctuations of raw materials, we have developed substitute raw materials for copper, the cost of which is much cheaper than that of gold. However, we cannot guarantee that we will not experience shortages or price increase in the near future or that we will be able to obtain adequate supplies of raw materials in a timely manner and at a reasonable price or to develop any substitute raw materials. In the event of a shortage and/or price increase, we generally inform our customers and work together to accommodate changes in delivery schedules and/or the price increase of raw materials.

We produce substrates for use in our packaging operations. In 2010, our interconnect materials operations supplied approximately 46.5% of our consolidated substrate requirements by value. See “—Principal Products and Services—Packaging Services—Interconnect Materials.”

As a result of the “Directive 2002/95/EC on the restriction of the use of certain hazardous substances in electrical and electronic equipment,” or RoHS, which became effective on July 1, 2006, we have adjusted our purchases of raw materials and our production processes in order to use raw materials that comply with this legislation for part of our production.  This legislation restricts the use in the European Union, or EU, of certain substances the EU deems harmful to consumers, which includes certain grades of molding compounds, solder and other raw materials that are used in our products.  Manufacturers of electrical and electronic equipment must comply with this legislation in order to sell their products in an EU member state. Any failure on the environmental requests on our products, such as Directive 2002/95/EC may have a material adverse effect on our results of operations.

Testing

Apart from packaged semiconductors, no other raw materials are needed for the functional and burn-in testing of semiconductors.

Electronic Manufacturing Services

Our manufacturing processes use many raw materials in our electronic manufacturing services. For 2010, the raw materials costs accounted for 81% of our net revenues from electronic manufacturing services. Our principal raw materials include, among others, printed circuit boards, integrated chips, ink, semiconductor devices, computer peripherals and related accessories and electronic components. Our principal raw materials varied in the past, depending on the end-use products we provided.

To ensure the quality, on-time delivery and pricing competitiveness, we have established both a standardized supplier assessment system and an evaluation mechanism, continued to maintain close working relationships with our suppliers and jointly created a stable and sustainable supply chain. In addition, we adjusted the procurement strategy in line with industry trends as well as the nature of raw materials and decentralized the sources of raw materials to lower the concentration risk of supply. However, we cannot assure you that we will not experience any shortage or price increase in the near future. See “Item 3. Risk Factor-Our revenues and profitability may decline if we are unable to obtain adequate supplies of raw materials in a timely manner and at a reasonable price.”

Equipment

Packaging

The most important equipment used in the semiconductor packaging process is the wire bonder. Wire bonders connect the input/output terminals on the silicon die using extremely fine gold wire to leads on leadframes or substrates. Typically, a wire bonder may be used, with minor modifications, for the packaging of different products. We purchase our wire bonders principally from Kulicke & Soffa Industries Inc and others. As of March 31, 2011, we operated an aggregate of 11,604 wire bonders, of which 11,240 were fine-pitch wire bonders. As of the same date, 47 of the wire bonders operated by us were consigned by customers. For the packaging of certain types of substrate-based packages, such as flip-chip BGA, die bonders are used in place of wire bonders.  We purchase our die bonders principally from Esec AG, ASM Assembly Automation Ltd. and Hitachi High Technologies Corporation. The number of bonders at a given facility is commonly used as a measure of the packaging capacity of the facility.  In addition to bonders, we maintain a variety of other types of packaging equipment, such as wafer grind, wafer mount, wafer saw, automated molding machines, laser markers, solder plate, pad printers, dejunkers, trimmers, formers, substrate saws and scanners. We purchase our molding machines principally from Towa Corporation, Fico B.V. and ASM Assembly Automation Ltd.

Testing

Testing equipment is the most capital intensive component of the testing process. We generally seek to purchase testers from different suppliers with similar functionality and the ability to test a variety of different semiconductors. We purchase testers from major international manufacturers, including Verigy Ltd., Teradyne, Inc., Credence Systems Corporation, LTX Corporation, Seiko Epson and Tokyo Electron Limited. Upon acquisition of new testers, we install, configure, calibrate, perform burn-in diagnostic tests on and establish parameters for the testers based on the anticipated requirements of existing and potential customers and considerations relating to market trends. As of March 31, 2011, we operated an aggregate of 2,229 testers, of which 441 were consigned by customers and 69 were leased under operating leases. In addition to testers, we maintain a variety of other types of testing equipment, such as automated handlers and probers (special handlers for wafer probing), scanners, reformers and computer workstations for use in software development. Each tester may be attached to a handler or prober. Handlers attach to testers and transport individual packaged semiconductor to the tester interface. Probers similarly attach to the tester and align each individual die on a wafer with the interface to the tester.

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

Electronic Manufacturing Services

The SMT(Surface Mount Technology) assembly line is the key facility of our electronic manufacturing operations, and generally includes a printer and one or two high-speed mounters and/or a multi-function mounter. The SMT assembly process primarily consists of the following three manufacturing steps: (i) solder paste stencil printing (ii) component placement and (iii) solder reflow. High-speed SMT assembly systems offer both economical and technical advantages which may reduce both production cost and time while meeting quality requirements. Thus, SMT has become the most popular assembly method for sophisticated electronic devices. We had 114 SMT lines as of April 30, 2011.

Intellectual Property

As of April 30, 2011, we held 1,549 Taiwan patents, 563 U.S. patents and 256 PRC patents related to various semiconductor packaging technologies and 186 Taiwan patents, 174 PRC patents, 62 U.S. patents and 15 other countries related to invention, utility and design on our electronic manufacturing services. In addition, we also filed several trademarks applications in Taiwan, the United States and China. For example, “ASE,” “aCSP,” “iWLP,” “iSiP,” “aQFN,” “a-QFN,” “aWLP,” “a-WLP” and “a-fcCSP” have been registered in Taiwan.

We have also entered into various non-exclusive technology license agreements with other companies involved in the semiconductor manufacturing process, including Tessera Inc., Fujitsu Limited, Flip Chip International, L.L.C., Mitsui High-Tec, Inc. and Infineon Technologies AG. We paid royalties under our license agreements in the amount of NT$199.2 million, NT$200.6 million and NT$335.8 million (US$11.5 million) in 2008, 2009 and 2010, respectively. The technology we license from these companies includes solder bumping, redistribution, ultra CSP assembly, advanced QFN assembly, wafer level packaging and other technologies used in the production of package types, such as BCC, flip-chip BGA, film BGA and aQFN. The license agreement with Tessera Inc. will not expire until the expiration of the Tessera Inc. patents licensed by the agreement. For information regarding our intellectual property dispute with Tessera Inc., see “Item 8. Financial Information—Legal Proceedings.” Our license agreements with Flip Chip International, L.L.C. will not expire until the expiration of the Flip Chip International, L.L.C. patents licensed by the agreement. Our license agreement with Infineon Technologies AG will expire on November 5, 2017, and our license agreement with Mitsui High-Tec, Inc. will expire on June 24, 2012. Our license agreement with Fujitsu Limited renews automatically each year unless the parties to the agreement agree otherwise.

Our success depends in part on our ability to obtain, maintain and protect our patents, licenses and other intellectual property rights, including rights under our license agreements with third parties.

Quality Control

We believe that our advanced process technology and reputation for high quality and reliable services have been important factors in attracting and retaining leading international semiconductor companies as customers for our services and/or products. We maintain a quality control staff at each of our facilities. Our quality control staff typically includes engineers, technicians and other employees who monitor the processes in order to ensure high quality. Our quality assurance systems impose strict process controls, statistical in-line monitors, supplier control, data review and management, quality controls and corrective action systems. Our quality control employees operate quality control stations along production lines, monitor clean room environments and follow up on quality through outgoing product inspection and interaction with customer service staff. We have established quality control systems which are designed to ensure high quality service to customers, high product and testing reliability and high production yields at our facilities. We also have established an environmental management system in order to ensure that we can comply with the environmental standards of our customers and the countries within which they operate. See “—Raw Materials and Suppliers—Packaging.” In addition, our facilities have been qualified by all of our major customers after satisfying stringent quality standards prescribed by these customers.

Our packaging and testing operations are undertaken in clean rooms where air purity, temperature and humidity are controlled. To ensure stability and integrity of our operations, we maintain clean rooms at our facilities that meet U.S. Federal Standard 209E class 1,000, 10,000 and 100,000 standards.

Our packaging, testing and interconnect materials facilities in Taiwan, Malaysia, Japan, the PRC, Singapore and Korea have been certified as meeting ISO/TS16949 standards. Such standards were originally created by the International Automotive Task Force in conjunction with the International Standards Organization, or ISO. These standards provide for continuous improvement with an emphasis on the prevention of defects and reduction of variation and waste in the supply chain. The ISO/TS16949 certification is required by some semiconductor manufacturers as a threshold indicator of company’s quality control standards.

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

Our packaging, testing and interconnect materials facilities in Taiwan, Malaysia, the PRC, Japan, Singapore and Korea have been certified as a “Sony Green Partner,” which indicates our compliance with the “Sony Green Package” standard requirements.

Our packaging, testing and interconnect material facilities in Taiwan, the PRC, Japan, Korea and Malaysia have been certified to be in compliance with IECQ HSPM QC080000, a certification designed to manage, reduce and eliminate hazardous substances.

Our packaging, testing and interconnect materials facilities in Taiwan, Korea, Singapore and the PRC have also been certified to be in compliance with OHSAS 18001, a set of standards designed upon collaboration with occupational health and safety experts and now offered by many certification organizations as an indication of compliance with certain standards for occupational health and safety. In addition, our facilities for the packaging, testing and interconnect materials in Taiwan have been certified to be in compliance with Taiwan Occupational and Health Management System, or TOSHMS, and SA8000, which is the most widely recognized global standard for managing human rights in the workspace.

Since our acquisition of Universal Scientific in February 2010, we have begun providing electronics manufacturing services, for which we also have strict process controls. The table below sets forth the certifications we have obtained for our electronics manufacturing services facilities.

Location	ISO 14001	TL 9000 (1)	ISO 9001	ISO/TS 16949	OHSAS18001	IECQ QC 080000	ISO 13485 (2)	ISO 14064-1 (3)
Taiwan	✓		✓	✓	✓	✓	✓	✓
Shenzhen, PRC	✓	✓	✓	✓	✓	✓		✓
Shanghai, PRC	✓	✓	✓	✓	✓	✓		✓
Mexico	✓		✓	✓		✓

(1)	TL 9000 quality management system sets forth the supply chain quality requirements of the global communications industry.

(2)
ISO 13485 specifies requirements for a quality management system where an organization needs to demonstrate its ability to provide medical devices and related services that consistently meet customer requirements and regulatory requirements applicable to medical devices and related services.

(3)	ISO 14064-1 specifies principles and requirements at the organization level for quantification and reporting of greenhouse gas emissions and removals.

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

Environmental Matters

Our operations of packaging, interconnect materials and electronic manufacturing services generate environmental wastes, including gaseous chemical, liquid and solid industrial wastes. We have installed various types of anti-pollution equipment for the treatment of liquid and gaseous chemical waste generated at our facilities. We believe that we have adopted adequate anti-pollution measures for the effective maintenance of environmental protection standards that are consistent with the industry practice in the countries in which our facilities are located. In addition, we believe we are in compliance in all material respects with present environmental laws and regulations applicable to our operations and facilities.

Insurance

We have insurance policies covering property damage and damage to our production facilities, buildings and machinery. In addition, we have insurance policies covering our public and product liabilities. Significant damage to any of our production facilities would have a material adverse effect on our results of operations.

We are not insured against the loss of key personnel.

ORGANIZATIONAL STRUCTURE

The following chart illustrates our corporate structure including our principal operating subsidiaries as of April 30, 2011.  The following chart does not include wholly-owned intermediate holding companies and internal trading companies.

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

ASE Singapore Pte. Ltd.

ASE Singapore Pte. Ltd. is incorporated in Singapore and provides testing services.  It was previously our wholly-owned subsidiary through ISE Labs’s 100% interest.  Through a restructuring in November 2008, we acquired 100% of ASE Singapore Pte. Ltd. through one of our wholly-owned intermediate holding companies.  In January 2011, ASE Singapore II Pte. Ltd. merged into ASE Singapore Pte. Ltd., which we acquired in August 2010. See “Item 4 – History and Development of the Company – Acquisition of EEMS Test Singapore.”

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

PowerASE Technology, Inc.

In July 2006, we established PowerASE, a joint venture with Powerchip Technology Corporation, or Powerchip, focusing on the packaging and testing of memory semiconductors. PowerASE began operations in December 2006. Pursuant to the joint venture agreement, we invested US$30.0 million for 60.0% of the equity interest in PowerASE and Powerchip invested US$20.0 million for the remaining 40.0%.  We currently own 55.7% of PowerASE, while Powerchip and its subsidiaries collectively own 33.0%.

ASE Assembly & Test (Shanghai) Limited

We acquired 100.0% of GAPT, now known as ASESH AT, in January 2007 for a purchase price of US$60.0 million. ASESH AT is a PRC company based in Shanghai, China that provides wire bond packaging and testing services for a wide range of semiconductors.

ASEN

In September 2007, we acquired 60.0% of ASEN, formerly known as NXP Semiconductors Suzhou Ltd., from NXP Semiconductors for a purchase price of US$21.6 million. NXP Semiconductors holds the remaining 40.0% of ASEN. ASEN is based in Suzhou, China and is engaged in semiconductor packaging and testing.

ASE (Weihai), Inc.

In May 2008, we acquired 100.0% of the shares of ASE (Weihai), Inc. from Aimhigh Global Corp. and TCC Steel.  ASE (Weihai), Inc. is based in Shandong, China and is engaged in semiconductor packaging and testing.

ASE (KunShan) Inc.

ASEKS was set up in 2004 and began operating in 2010. ASEKS is based in KunShan, China and is engaged in semiconductor packaging and testing.

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

In February  2010, we, along with our two subsidiaries, J&R Holding Limited and ASE Test, through a cash and stock tender offer, acquired 641,669,316 common shares of Universal Scientific at NT$21 per share, amounting to NT$13,475.1 million (US$462.4 million) in total, resulting in our controlling ownership over Universal Scientific. As a result, Universal Scientific became our subsidiary.  In August 2010, we acquired additional 222,243,661 shares of Universal Scientific through another tender offer at NT$21 per share, amounting to NT$4,667.1 million (US$160.2 million) in total. We owned 99.2% of the outstanding common shares of Universal Scientific as of April 30, 2011.

Universal Scientific’s principal manufacturing facilities are located in Nantou, Taiwan, and Shenzhen and Shanghai, China. The shares of Universal Scientific were listed on the Taiwan Stock Exchange under the symbol “2350” and delisted on June 17, 2010.

PROPERTY, PLANTS AND EQUIPMENT

We operate a number of packaging, testing and electronic manufacturing facilities in Asia and the United States.  Our facilities provide varying types or levels of services with respect to different end-product focus, customers, technologies and geographic locations. With our diverse facilities we are able to tailor our packaging, testing and electronic manufacturing solutions closely to our customers’ needs. The following table sets forth the location, commencement of operation, primary use, approximate floor space and ownership of our facilities as of April 30, 2011.

Facility	Location	Commencement of Operation	Primary Use	Approximate Floor Space (in sq. ft.)	Owned or Leased
ASE Inc.	Kaohsiung, ROC	March 1984	Our primary packaging facility, which offers complete semiconductor manufacturing solutions in conjunction with ASE Test Taiwan and foundries located in Taiwan. Focuses primarily on advanced packaging services, including flip-chip, wafer bumping and fine-pitch wire bonding.	3,456,000	Land: leased Buildings: owned and leased
	Chung Li, ROC	Acquired in July 1999	An integrated packaging and testing facility that specializes in semiconductors for communications and consumer applications.	1,808,000	Land and buildings: owned
	Nantou, ROC	April 2011	Our facility that specializes the assembly and manufacture of DC (direct current) to DC converter and print head.	80,000	Land and buildings: leased
ASE Test Taiwan	Kaohsiung, ROC	December 1987	Our primary testing facilities, which	882,000	Land: leased

Facility	Location	Commencement of Operation	Primary Use	Approximate Floor Space (in sq. ft.)	Owned or Leased

offer complete semiconductor manufacturing solutions in conjunction with ASE Inc.’s facility in Kaohsiung and foundries located in Taiwan. Focuses primarily on advanced logic/mixed-signal/RF/discrete testing for integrated device manufacturers, fabless design companies and system companies.
					Buildings: owned and leased

	Chung Li, ROC	October 2001	Our primary wafer probing testing facilities.	18,000	Land and building: leased
ASE Test Malaysia	Penang, Malaysia	February 1991	An integrated packaging and testing facility that focuses primarily on the requirements of integrated device manufacturers.	828,000	Land: leased Buildings: owned
ASE Korea	Paju, Korea	Acquired in July 1999	An integrated packaging and testing facility that specializes in semiconductors for radio frequency, sensor and automotive applications.	668,000	Land and buildings: owned
ISE Labs	California, USA Texas, USA	Acquired in May 1999	Front-end engineering and final testing facilities located in northern California in close proximity to some of the world’s largest fabless design companies. Testing facilities located in close proximity to integrated device manufacturers and fabless companies in Texas.	9,000	Land and buildings: owned and leased
ASE Singapore	Singapore	Acquired in May 1999	An integrated testing, sorting and related backend supporting facility that specializes in semiconductors for communication, computers and consumer applications.	324,000	Land: leased Buildings: owned and leased
ASE Shanghai	Shanghai, China	June 2004	Design and production of semiconductor packaging materials.	1,431,000	Land: leased Buildings: owned
ASE Japan	Takahata, Japan	Acquired in May 2004	An integrated packaging and testing facility that specializes in semiconductors for cellular phone, household appliance and automotive applications.	298,000	Land and buildings: leased
ASE Electronics	Kaohsiung, ROC	August 2006	Facilities for the design and production of interconnect materials such as substrates used in the packaging of semiconductors.	311,000	Land and buildings: leased

Facility	Location	Commencement of Operation	Primary Use	Approximate Floor Space (in sq. ft.)	Owned or Leased
	Chung Li, ROC	August 2006	Facilities for the design and production of interconnect materials such as substrates used in packaging of semiconductors.	148,000	Buildings: leased
PowerASE	Chung Li, ROC	December 2006	An integrated packaging and testing facility that specializes in memory semiconductors for personal computer applications.	220,000	Buildings: leased
ASESH AT	Shanghai, China	Acquired in January 2007	An integrated packaging and testing facility that specializes in semiconductors for communications and consumer applications.	796,000	Land: leased Buildings: owned
ASEN	Suzhou, China	Acquired in September 2007	An integrated packaging and testing facility that specializes in communication applications.	433,000	Land: leased Buildings: owned
ASEWH	Shandong, China	Acquired in May 2008	An integrated packaging and testing facility that specializes in semiconductors for communications, computers and consumer applications.	167,000	Land: leased Buildings: owned
ASEKS	Kunshan, China	July 2010	An integrated packaging and testing facility that specializes in semiconductors for communications and consumer applications.	240,000	Land: leased Buildings: owned
Universal Scientific	Nantou, ROC	February 1974	Manufacturing site, the parent company of Universal Scientific Industrial (“USI”) Group, manufactures, maintains and markets motherboards for notebook and desktop personal computers (PCs), desktop PC systems, communications products, and various electronic components such as thick film resistors, thick film hybrid integrated circuits (ICs) and automotive parts.	1,009,000	Land: owned Buildings: owned
Universal Scientific Industrial De Mexico S.A. De C.V.	Guadalajara, Mexico	September 1997	Manufacturing site, which offer Motherboard manufacture and system assembly.	383,000	Land: owned Buildings: owned
USI @Work, Inc.	North Carolina, U.S.A.	February 2001	1. After-sales services on USI’s products sold outside Taiwan 2. This location is warehouse and repair center.	11,000	Buildings: leased

Facility	Location	Commencement of Operation	Primary Use	Approximate Floor Space (in sq. ft.)	Owned or Leased
USI Electronics (Shenzhen) Co., Ltd.	Shenzhen, China	June 2000	Manufacturing site, design, manufacture and marketing of motherboards, electronic components, accessories and related products in China.	495,000	Land: leased Buildings: owned
USI Scientific Industrial (Shanghai) Co., Ltd.	Shanghai, China	February 2003	Manufacturing site, design, manufacture and marketing of motherboards, electronic components, accessories and related products in China.	709,000	Land: leased Buildings: owned and leased
Universal Global Technology (Shenzhen) Co., Ltd.	Shenzhen, China	April 2009	Manufacturing site, design, manufacture and marketing of electronic components, accessories and related products.	129,000	Land and buildings: leased
USI Manufacturing Services, Inc.	California, U.S.A.	October 2000	Manufacturing site, assembly and manufacture of motherboards, manufacture of wireless communications products and repair services.	11,000	Buildings: leased
Universal Global Scientific Industrial Co., Ltd.	Nantou, ROC	February 2010	Design, manufacture and marketing of electronic components, accessories and related products.	314,000	Buildings: leased

Our leased property in Kaohsiung consists primarily of leases of land in the Kaohsiung Nantze Export Processing Zone between ASE Inc. and ASE Test Taiwan, as the lessees, and the Export Processing Zones Administration, or the EPZA, under the Ministry of Economic Affairs. The leases have ten year terms that expire between December 2011 and August 2020. No sublease or lending of the land is allowed. The EPZA has the right to adjust the rental price in the event the government revalues the land.  The leases are typically renewable with three months notice prior to the termination date.

For information on the aggregate capacity of our facilities we operate, see “—Business Overview—Equipment.”

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

Overview

We offer a broad range of semiconductor packaging, testing services and electronic manufacturing services. In addition to offering each service separately, we also offer turnkey services, which consist of the integrated packaging, testing and direct shipment of semiconductors to end users designated by our customers and solution-based proactive original design manufacturing, or ODM, with our customers. In addition, we started generating revenues from our real estate business in 2010. Our net revenues increased from NT$94,430.9 million in 2008 and NT$85,775.3 million in 2009 to NT$188,742.8 million (US$6,477.1 million) in 2010.

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

The current generation of advanced testers typically cost between US$1.0 million and US$3.0 million each, while wire bonders used in packaging typically cost between US$60,000 and US$70,000 each. In 2008, 2009 and 2010, our depreciation, amortization and rental expense included in cost of revenues as a percentage of net revenues was 17.3%, 19.4% and 9.9%, respectively.  The decrease in depreciation, amortization and rental expense as a percentage of net revenues in 2010 compared to 2009 was primarily a result of (i) an increase in our revenues, which, in particular, includes the revenues generated from our electronic manufacturing services since our acquisition of Universal Scientific, and (ii) a relatively low fixed cost from depreciation and amortization for our electronic manufacturing business compared to our packaging and testing businesses. We begin depreciating our equipment when it is available for use. There may sometimes be a time lag between when our equipment is available for use and when it achieves high levels of utilization. In periods of depressed industry conditions, such as the fourth quarter of 2008, we experienced lower than expected demand from customers, resulting in an increase in depreciation relative to net revenues. In particular, the capacity utilization rates for our testing equipment are more severely affected during an industry downturn as a result of a decrease in outsourcing demand from integrated device manufacturers, which typically maintain larger in-house testing capacity than in-house packaging capacity.

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

Raw Material Costs

As testing requires minimal raw materials, substantially all of our raw material costs are accounted for by packaging, the production of interconnect materials and electronic manufacturing services. In particular, our electronic manufacturing services acquired in 2010 require more significant demand of raw materials than our packaging and the production of interconnect materials. In 2008, 2009 and 2010, raw material cost as a percentage of our net revenues was 28.9%, 29.8% and 46.9%, respectively.

We have developed copper wire to gradually replace gold in order to benefit from the lower material cost of copper. However, gold wire is still one of the principal raw materials we use in our packaging processes, and the recent volatility in the price of gold has affected our cost of revenues.  In 2010, the spot rate for gold fluctuated from approximately US$1,052 per ounce to approximately US$1,426 per ounce according to the statistics published by The London Bullion Market Association. It may be difficult for us to adjust our average selling prices to account for fluctuations in the price of gold.  We expect that gold wire will continue to be an important raw material for us and we therefore expect to continue to be subject to significant fluctuations in the price of gold.

Significant Acquisitions

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

In February 2010, we, along with our two subsidiaries, J&R Holding Limited and ASE Test, through a cash and stock tender offer, acquired 641,669,316 common shares of Universal Scientific at NT$21 per share, amounting to NT$13,475.1 million (US$462.4 million) in total, resulting in our controlled ownership over Universal Scientific. As a result, Universal Scientific became our subsidiary.  In August 2010, we acquired additional 222,243,661 shares of Universal Scientific through another tender offer at NT$21 per share, amounting to NT$4,667.1 million (US$160.2 million) in total. We owned 99.2% of the outstanding common shares of Universal Scientific as of April 30, 2011. See “Item 4. Information on the Company—History and Development of the Company—Acquisition of Shares of Universal Scientific.”

Since our acquisitions of ASE Test and Universal Scientific, their results of operations have been consolidated into our results of operations. Any losses by ASE Test or Universal Scientific may have significant adverse effects on our net income.

Recent ROC GAAP Accounting Pronouncements

Effective January 1, 2011, the Company adopted the newly issued ROC SFAS No. 41 “Operating Segments.” The requirements of the statement are based on the information about the components of the Company that the management uses to make decisions about operating matters.  SFAS No. 41 requires identification of operating segments on the basis of internal reports that are regularly reviewed by the Company’s chief operating decision makers in order to allocate resources to the segments and assess their performance.  This statement supersedes ROC SFAS No. 20, “Segment Reporting.”  We believe the adoption of the new statement will not have a material impact on our consolidated financial statements in 2011.

Effective January 1, 2011, the Company adopted the newly revised ROC SFAS No. 34, “Financial Instruments:  Recognition and Measurement.”  The main revision include that loans and receivables originated by the Company are now covered by SFAS No. 34. We believe the adoption of the new statement will not have a material impact on our consolidated financial statements in 2011.

Critical Accounting Policies and Estimates

Preparation of our consolidated financial statements requires us to make estimates and judgments in applying our critical accounting policies which have a significant impact on the results we report in our consolidated financial statements. We continually evaluate these estimates and assumptions. Actual results may differ from these estimates under different assumptions and conditions. Significant accounting policies are summarized as follows.

Revenue Recognition. Revenues are recognized when the rewards of ownership or services and the significant risk of the goods or services has been transferred to the buyers. Other criteria that we use to determine when to recognize revenue are:

•	existence of persuasive evidence of an arrangement;

•	the selling price is fixed or determinable; and

•	collectibility is reasonably assured.

Our customers bear the title and risk of loss for those bare semiconductor wafers that we receive and package into finished semiconductors and/or those packaged semiconductors that we receive and test for performance specifications. Accordingly, the cost of customer-supplied semiconductor materials is not included in our consolidated financial statements.

These policies are consistent with provisions issued by the SEC. An appropriate sales discount and return allowance is recognized in the period during which the sale is recognized, and is estimated based on historical experience, the management’s judgment and relevant factors.

Allowance for Doubtful Accounts. We periodically record a provision for doubtful accounts based on our evaluation of the collectibility of our accounts receivable. The total amount of this provision is determined by us as follows. We first identify the receivables of customers that are considered to be a higher credit risk based on their current overdue accounts with us, difficulties collecting from these customers in the past or their overall financial condition. For each of these customers, we estimate the extent to which the customer will be able to meet its financial obligations to us, and we record an allowance that reduces our accounts receivable for that customer to the amount that we reasonably believe will be collected. For all other customers, we maintain an allowance for doubtful accounts equal to a percentage of their aggregate accounts receivable. As of December 31, 2008, 2009 and 2010, the allowance we set aside for doubtful accounts was NT$99.2 million, NT$68.7 million and NT$134.0 million (US$4.6 million), respectively. Additional allowances may be required in the future if the financial condition of our customers or general economic conditions further deteriorate, and this additional allowance would reduce our net income.

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

In 2008, 2009 and 2010, we recognized impairment losses of NT$87.4 million, nil, and NT$169.9 million (US$5.8 million) on property, plant and equipment, and NT$34.6 million, NT$11.1 million and NT$37.1 million (US$1.3 million) on idle assets, respectively.  See note 13 and note 16 to our consolidated financial statements included in this annual report.

Business Combinations. When we acquire businesses, we allocate the purchase price to tangible assets and liabilities and identifiable intangible assets acquired. Any residual purchase price is recorded as goodwill. The allocation of the purchase price requires management to make significant estimates in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. These estimates are based on historical experience, information obtained from the management of the acquired companies and independent external service providers’ reports. These estimates can include, but are not limited to, the cash flows that an asset is expected to generate in the future, the appropriate weighted-average cost of capital, and the synergistic benefits expected to be derived from the acquired business. In addition, pursuant to the revised U.S. GAAP, we need to measure the fair value of the investment we originally held and the noncontrolling interest. Before the revised U.S. GAAP became effective on January 1, 2009, the noncontrolling interest was measured at carrying amount, the same way as current ROC GAAP does. These estimates are inherently uncertain and unpredictable. In addition, unanticipated events and circumstances may occur which may affect the accuracy or validity of such estimates.

For example, we acquired ASE Test in May 2008, Universal Scientific through tender offers in February and August 2010 and EEMS Test Singapore in August 2010 (see “Item 4 – Information on the Company – History and Development of the Company”); pursuant to ROC SFAS No. 25 “Business Combinations,” No. 37 “Intangible Assets,” and U.S. GAAP guidance relating to business combinations and goodwill and other intangible assets, acquired tangible assets and liabilities as well as identified intangible assets were valued at estimates of their current fair values.  The valuation of acquired intangible assets was determined based on management’s estimates.  In addition, the amortization method of these intangible assets is based on future economic benefits over the estimated life.  In addition, we also recognized goodwill which represents the excess of the purchase price over the estimated fair value of the net assets acquired. See our consolidated statements of cash flow as well as note 14 and note 33(k) to our consolidated financial statements included in this annual report.

Goodwill. Goodwill is evaluated for impairment at least annually and we test for impairment between annual tests if an event occurs or circumstances change that would indicate that the carrying amount may be impaired.  Goodwill is evaluated for impairment by comparing the carrying value of the cash-generating unit to which the goodwill has been allocated to its recoverable amount.  Recoverable amount is defined as the higher of a cash-generating unit’s fair value less costs to sell or its “value in use,” which is defined as the present value of the expected future cash flows generated by the assets.  In conducting the future cash flow valuation, we make assumptions about future operating cash flows, the discount rate used to determine present value of future cash flows, and capital expenditures.  Future operating cash flows assumptions include sales growth assumptions, which are based on our historical trends and industry trends, and gross margin and operating expense growth assumptions, which are based on the historical relationship of those measures compared to sales and certain cost cutting initiatives.  An impairment charge is incurred to the extent the carrying value exceeds the recoverable amount. As of December 31, 2010, we had goodwill of NT$10,408.0 million (US$357.2 million) and NT$10,298.5 million (US$353.4 million) under ROC GAAP and U.S. GAAP, respectively.  Based on our analysis, there is no impairment as of December 31, 2010.  Our conclusion could, however, change in the future if actual results differ from our estimates and judgments under different assumptions and conditions.

Valuation of Long-term Investments. We hold long-term investments in public and non-public entities. We evaluate these long-term investments periodically for impairment based on market prices, if available, the financial condition of the investee company, economic conditions in the industry, and our intent and ability to hold the investment for a long period of time. These assessments usually require a significant amount of judgment, as a significant decline in the market price may not be the best indicator of impairment. Whenever triggering events or changes in circumstances indicate that an investment may be impaired and carrying value may not be recoverable, we measure the impairment based on the market prices, if available, or the projected future cash flow of the investments, the underlying assumptions for which had been formulated by such investments internal management team, taking into account sales growth and capacity utilization. Under U.S. GAAP, we evaluate long-term investments using the above mentioned criteria and, to the extent any decline in the value of a long-term investment is determined to be other than temporary, an impairment charge is recorded in the current period. Under ROC GAAP, we use similar method to determine the impairment charge recorded in the current period but there is no such term called “other-than-temporary-impairment” under ROC GAAP. Several of the long-term investments held by us are recognized as the equity method investments, financial assets carried at cost or available-for-sale financial assets. Any significant decline in the investments or financial assets could affect the value of the long-term investment and an impairment charge may occur. In 2008, we recognized an impairment of NT$21.4 million on our investment in ID Solutions, Inc.  In 2009, we did not record any impairments on long-term investments. In 2010, we recognized an impairment of NT$41.7 million (US$1.4 million) on our investments in StarChips Technology Inc. See note 12 to our consolidated financial statements included in this annual report.

Stock-based Compensation. Employee stock options granted on or after January 1, 2008 are accounted for under ROC SFAS No. 39, “Accounting for Share-based Payment.”  Under the statement, the value of the stock options granted, which is equal to the best available estimate of the number of stock options expected to vest multiplied by the grant-date fair value, is expensed on a straight-line basis over the vesting period. The estimate is revised if subsequent information indicates that the number of stock options expected to vest differs from previous estimates. The grant-date fair value involves a number of factors, such as expected dividend yield, expected volatility, expected life and the effects of early exercise, which require the management’s judgments. Employee stock options granted on or before December 31, 2007 were accounted for under the interpretations issued by the ROC Accounting Research and Development Foundation.  We adopted the intrinsic value method, under which compensation cost was recognized on a straight-line basis over the vesting period.

Under U.S. GAAP, stock-based compensation expense includes compensation expense for all unvested stock-based compensation awards granted prior to January 1, 2006 that are expected to vest, based on the grant-date fair value estimated in accordance with the transition method and the original provision of the U.S. guidance relating to accounting for stock-based compensation. Stock-based compensation expense for all stock-based compensation awards granted after January 1, 2006 is based on the grant-date fair value estimated in accordance with the provisions of the U.S. guidance relating to share-based payment.

Results of Operations

The following table sets forth, for the periods indicated, financial data from our consolidated statements of income, expressed as a percentage of net revenues.

	Year Ended December 31,
	2008	2009	2010
	(percentage of net revenues)
ROC GAAP:
Net revenues	100.0%	100.0%	100.0%
Packaging	77.7	79.2	53.5
Testing	20.1	18.4	11.6
Electronic manufacturing services	–	–	31.6
Others	2.2	2.4	3.3
Cost of revenues	(76.6)	(78.6)	(78.5)
Gross profit	23.4	21.4	21.5
Operating expenses	(11.1)	(10.7)	(8.7)
Income from operations	12.3	10.7	12.8
Non-operating expense, net	(2.3)	(0.9)	(0.7)
Income before income tax	10.0	9.8	12.1
Income tax expense	(2.4)	(1.7)	(1.9)
Net income	7.6%	8.1%	10.2%
Attributable to
Net income of parent company’s shareholders	6.5%	7.9%	9.7%
Minority interest in net income of subsidiaries	1.1	0.2	0.5
	7.6%	8.1%	10.2%

The following table sets forth, for the periods indicated, the gross margins for our packaging, testing services and electronic manufacturing services and our total gross margin. Gross margin is calculated by dividing gross profits by net revenues.

	Year Ended December 31,
	2008	2009	2010
	(percentage of net revenues)
ROC GAAP:
Gross profit
Packaging	19.7%	18.5%	21.1%
Testing	32.9%	28.2%	37.6%
Electronic manufacturing services	–	–	10.9%
Overall	23.4%	21.4%	21.5%

The following table sets forth, for the periods indicated, a breakdown of our total cost of revenues and operating expenses, expressed as a percentage of net revenues.

	Year Ended December 31,
	2008	2009	2010
	(percentage of net revenues)
ROC GAAP:
Cost of revenues
Raw materials	28.9%	29.8%	46.9%
Labor	15.4	15.0	10.8
Depreciation, amortization and rental expense	17.3	19.4	9.9
Others	15.0	14.4	10.9
Total cost of revenues	76.6%	78.6%	78.5%
Operating expenses
Selling	1.2%	1.4%	1.5%
General and administrative	6.0	5.1	3.9
Research and development	3.9	4.2	3.3
Total operating expenses	11.1%	10.7%	8.7%

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net Revenues. Net revenues increased 120.0% to NT$188,742.8 million (US$6,477.1 million) in 2010 from NT$85,775.3 million in 2009, primarily due to the revenues contributed from the electronic manufacturing services business we acquired in 2010 and the recovery of the global economy. Packaging revenues increased 48.8% to NT$101,071.3 million (US$3,468.5 million) in 2010 from NT$67,935.5 million in 2009. Testing revenues increased 39.0% to NT$21,957.0 million (US$753.5 million) in 2010 from NT$15,795.1 million in 2009. In addition, we recorded revenues of NT$59,577.4 million (US$2,044.5 million) generated from our electronic manufacturing services business as a result of our acquisition of Universal Scientific in 2010. The increase in packaging revenues was primarily due to an increase in the demand for our services and an increase in the revenues generated from our copper wire bonding solutions. The increase in testing revenues was primarily due to an increase in testing volume.

Gross Profit. Gross profit increased 121.1% to NT$40,544.6 million (US$1,391.4 million) in 2010 from NT$18,341.7 million in 2009. Our gross profit as a percentage of net revenues, or gross margin, increased to 21.5% in 2010 from 21.4% in 2009. Our gross margin for packaging increased to 21.1% in 2010 from 18.5% in 2009. This increase was primarily due to a decrease in depreciation expense as a percentage of our net packaging revenues, partially offset by an increase in the raw material costs as a percentage of our net packaging revenues. Our gross margin for testing increased to 37.6% in 2010 from 28.2% in 2009. This increase was primarily due to a decrease in depreciation expense as a percentage of net testing revenues as a result of our improved capacity utilization. Our gross margin for electronic manufacturing services was 10.9% in 2010. Raw material costs in 2010 were NT$88,556.1 million (US$3,039.0 million) compared to NT$25,536.0 million in 2009. As a percentage of net revenues, raw material costs increased to 46.9% in 2010 from 29.8% in 2009, primarily because, since we acquired Universal Scientific in February 2010, we started providing electronic manufacturing services, which entail greater raw material costs as a percentage to our net revenues.  Depreciation, amortization and rental expenses in 2010 were NT$18,584.3 million (US$637.8 million), compared to NT$16,602.5 million in 2009.  As a percentage of net revenues, depreciation, amortization and rental expenses decreased to 9.9% in 2010 from 19.4% in 2009.  This decrease was primarily due to a relatively low depreciation expense as a percentage of net revenues in our electronic manufacturing business and an increase in our revenues. Labor cost in 2010 was NT$20,394.6 million (US$699.9 million) compared to NT$12,897.2 million in 2009. As a percentage of net revenues, labor cost decreased to 10.8% in 2010 from 15.0% in 2009, primarily because our new electronic manufacturing business has lower labor costs as a percentage of our net revenues.

Operating Income. Operating income increased 161.7% to NT$24,099.0 million (US$827.0 million) in 2010 compared to NT$9,209.9 million in 2009. Our operating income as a percentage of net revenues, or operating margin, increased to 12.8% in 2010 from 10.7% in 2009, primarily due to the improved capacity utilization, partially offset by the lower operating income generated from our electronic manufacturing services as a percentage of net revenues. Operating expenses increased 80.1% to NT$16,445.6 million (US$564.4 million) in 2010 compared to NT$9,131.8 million in 2009.  The increase in operating expenses was primarily due to increases in general and administrative expense, as well as the research and development expense. General and administrative expense increased 71.1% to NT$7,373.7 million (US$253.0 million) in 2010 from NT$4,310.7 million in 2009, primarily due to the increase in salaries and bonuses as a result of (i) our acquisition of Universal Scientific in February 2010, (ii) option cost recognized for our newly granted options in 2010, and (iii) an increase in the accrued salaries and bonuses based on our net income that have increased. General and administrative expense represented 3.9% of our net revenues in 2010 compared to 5.1% in 2009.  Research and development expense increased 70.6% to NT$6,162.2 million (US$211.5 million), accounting for 3.3% of net revenues, in 2010 from NT$3,612.0  million, accounting for 4.2% of net revenues, in 2009. This increase in the research and development expense was primarily due to our acquisition of Universal Scientific in February 2010 and the increase of accrued salaries and bonuses based on our net income. Selling expense increased 140.6% to NT$2,909.6 million (US$99.9 million) in 2010 from NT$1,209.2 million in 2009. This increase was primarily due to our acquisition of Universal Scientific in February 2010. Selling expense as a percentage of net revenues increased to 1.5% in 2010 from 1.4% in 2009.

Non-Operating Income (Expense). We incurred a net non-operating expense of NT$1,275.4 million (US$43.8 million) in 2010 compared to a net non-operating expense of NT$821.5 million in 2009. This overall increase was primarily due to (i) an increase in our loss on disposal of property, plant and equipment, (ii) an increase in our impairment loss and (iii) a decrease in the income earned from equity investments, partially offset by a decrease in our net interest expense. We recognized income from equity method investments of NT$73.0 million (US$2.5 million) in 2010 compared to NT$330.1 million in 2009. The decrease was due to our acquisition of Universal Scientific, which was our equity-method investee and has become our consolidated subsidiary in 2010 after our acquisition. We recognized net interest expense of NT$1,170.8 million (US$40.2 million) in 2010 compared to NT$1,334.2 million in 2009, primarily due to decreases in interest rates and the reallocation of capital funds among subsidiaries. We recognized impairment losses of NT$251.4 million (US$8.6 million) in 2010 compared to NT$11.1 million in 2009, primarily due to the increase in impairment losses on equity method investments, property, plant and equipment in 2010.

Net Income. Net income, excluding minority interest, increased 171.9% to NT$18,337.5 million (US$629.3 million) in 2010 from NT$6,744.6 million in 2009. Our diluted earnings per ADS increased to NT$15.2 (US$0.5) in 2010 compared to diluted earnings per ADS of NT$5.9 in 2009. Our income tax expense increased 144.4% to NT$3,628.7 million (US$124.5 million) in 2010 from NT$1,484.9 million in 2009, primarily due to the increase in our income tax on the profit from our operation of real estate and our new businesses in 2010, namely the electronic manufacturing business.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Net Revenues. Net revenues decreased 9.2% to NT$85,775.3 million in 2009 from NT$94,430.9 million in 2008, primarily due to the decline in demand as a result of the global economic crisis. Packaging revenues decreased 7.4% to NT$67,935.5 million in 2009 from NT$73,391.6 million in 2008. Testing revenues decreased 17.0% to NT$15,795.1 million in 2009 from NT$19,021.4 million in 2008.  The decrease in packaging revenues was primarily due to a decrease in average selling prices for our packaging services and the change of product portfolio. The decrease in testing revenues was primarily due to a decrease in average selling prices for our testing services and a decrease in testing volume.  The decrease in average selling prices for our packaging and testing services was due to normal trends relating to the semiconductor industry.  The decrease in testing volume resulted primarily from the global economic crisis.

Gross Profit. Gross profit decreased 16.9% to NT$18,341.7 million in 2009 from NT$22,083.2 million in 2008. Our gross profit as a percentage of net revenues, or gross margin, decreased to 21.4% in 2009 from 23.4% in 2008. Our gross margin for packaging decreased to 18.5% in 2009 from 19.7% in 2008. This decrease was primarily due to an increase in depreciation expenses and utility expenses as a percentage of net packaging revenues, partially offset by a decrease in the provision for inventory obsolescence as a percentage of net revenues. Our gross margin for testing decreased to 28.2% in 2009 from 32.9% in 2008. This decrease was primarily due to a decrease in the absorption of fixed cost as a result a decrease in net revenues. Raw material costs in 2009 were NT$25,536.0 million compared to NT$27,275.6 million in 2008. As a percentage of net revenues, raw material costs increased to 29.8% in 2009 from 28.9% in 2008, primarily due to a change in our product mix toward packaging requiring more raw materials.  Depreciation, amortization and rental expenses in 2009 was NT$16,602.5 million, compared to NT$16,370.6 million in 2008.  As a percentage of net revenues, depreciation, amortization and rental expenses increased to 19.4% in 2009 from 17.3% in 2008 primarily due to the decrease in net revenues. Labor cost in 2009 was NT$12,897.2 million compared to NT$14,549.9 million in 2008. As a percentage of net revenues, labor cost decreased to 15.0% in 2009 from 15.4% in 2008, primarily because of the decrease in salary and bonus.

Operating Income. Operating income decreased 20.3% to NT$9,209.9 million in 2009 compared to NT$11,559.1 million in 2008. Our operating income as a percentage of net revenues, or operating margin, decreased to 10.7% in 2009 from 11.1% in 2008, primarily due to under absorption of fixed costs as a result of the decrease in net revenues. Operating expenses decreased 13.2% to NT$9,131.8 million in 2009 compared to NT$10,524.1 million in 2008.  The decrease in operating expenses was primarily due to a decrease in general and administrative expense.  General and administrative expense decreased 24.3% to NT$4,310.7 million in 2009 from NT$5,694.2 million in 2008. This decrease was primarily the result of a decrease in salaries and bonuses, and professional fees due to privatization of ASE Test in 2008. General and administrative expense represented 5.1% of our net revenues in 2009 compared to 6.0% in 2008.  Research and development expense decreased 1.6% to NT$3,612.0 million, accounting for 4.2% of net revenues, in 2009 from NT$3,671.2 million, accounting for 3.9% of net revenues, in 2008. This increase in the research and development expense as a percentage of net revenues was primarily due to the decrease in net revenues. Selling expense increased 4.4% to NT$1,209.2 million in 2009 from NT$1,158.6 million in 2008. This increase was primarily due to an increase in salaries and bonuses. Selling expense as a percentage of net revenues increased to 1.4% in 2009 from 1.2% in 2008.

Non-Operating Income (Expense). We incurred a net non-operating expense of NT$821.5 million in 2009 compared to a net non-operating expense of NT$2,083.3 million in 2008. This overall decrease was primarily the result of a decrease in loss on the valuation of financial assets and liabilities, impairment losses and net interest expenses, an increase in the income earned from equity method investments. We had a net gain of NT$293.4 million in 2009 compared to a net loss on the valuation of financial assets and liabilities and foreign exchange of NT$163.3 million in 2008 primarily due to a decrease in valuation loss on the public stocks. We recognized income from equity method investments of NT$330.1 million in 2009 compared to NT$77.5 million in 2008. The increase was due to the improved operating performance of such equity method investments. We recognized net interest expense of NT$1,334.2 million in 2009 compared to NT$1,486.5 million in 2008, primarily due to decreases in interest rates. We recognized impairment losses of NT$11.1 million in 2009 compared to NT$293.3 million in 2008, primarily due to impairment losses on available-for-sale investments and equipment in 2008.

Net Income. Net income, excluding minority interest, increased 9.5% to NT$6,744.6 million in 2009 from NT$6,160.1 million in 2008. Our diluted earnings per ADS increased to NT$5.9 in 2009 compared to diluted earnings per ADS of NT$5.1 in 2008. Our income tax expense decreased 34.5% to NT$1,484.9 million in 2009 from NT$2,268.3 million in 2008, primarily due to a decrease in withholding tax on dividends imposed on some of our foreign subsidiaries, a decrease in the valuation allowance against the deferred tax assets and an in increase in tax-exempt income, offset by an increase in undistributed earnings.

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

	Quarter Ended
	Jun. 30, 2009	Sept. 30, 2009	Dec. 31, 2009	Mar. 31, 2010	Jun. 30, 2010	Sept. 30, 2010	Dec. 31, 2010	Mar. 31, 2011
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(in millions)
Consolidated Net Revenues
Packaging	16,591.2	20,005.2	21,131.1	22,080.4	25,699.6	27,288.5	26,002.8	24,812.4
Testing	3,877.5	4,587.4	4,562.3	4,662.4	5,288.1	6,017.3	5,989.2	5,338.9
Electronic manufacturing services *	-	-	-	10,138.7	14,725.7	17,486.6	17,226.4	15,095.3
Others	412.4	612.1	599.1	673.0	702.5	696.9	4,064.7	758.9
Total	20,881.1	25,204.7	26,292.5	37,554.5	46,415.9	51,489.3	53,283.1	46,005.5
Consolidated Gross Profit
Packaging	3,166.5	4,317.1	4,496.1	4,330.3	5,484.0	6,104.1	5,402.2	4,950.0
Testing	1,099.9	1,612.6	1,606.6	1,610.0	2,084.3	2,333.0	2,218.4	1,644.0
Electronic manufacturing services *	-	-	-	1,136.8	1,623.0	2,033.5	1,688.9	1,575.4
Others	304.5	472.8	579.6	545.9	657.6	634.8	2,657.8	488.3
Total	4,570.9	6,402.5	6,682.3	7,623.0	9,848.9	11,105.4	11,967.3	8,657.7
Consolidated Gross Profit (%)
Packaging	19.1%	21.6%	21.3%	19.6%	21.3%	22.4%	20.8%	19.9%
Testing	28.4%	35.2%	35.2%	34.5%	39.4%	38.8%	37.0%	30.8%
Electronic manufacturing services *	-	-	-	11.2%	11.0%	11.6%	9.8%	10.4%
Overall	21.9%	25.4%	25.4%	20.3%	21.2%	21.6%	22.5%	18.8%

*	We have begun providing electronic manufacturing services as a result of our acquisition of Universal Scientific in February 2010.

Our results of operations are affected by seasonality.  In general, our first quarter net revenues have historically decreased over the preceding fourth quarter, primarily due to the combined effects of holidays in the United States, Taiwan and elsewhere in Asia. Moreover, the increase or decrease in net revenues of a particular quarter as compared with the immediately preceding quarter varies significantly. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Our operating results are subject to significant fluctuations, which could adversely affect the market value of your investment.”

Exchange Rate Fluctuations

For quantitative and qualitative disclosure of our exposure to foreign currency exchange rate risk, see “Item 11.  Quantitative and Qualitative Disclosures about Market Risk—Market Risk—Foreign Currency Exchange Rate Risk.”

Taxation

The regular corporate income tax rate in the ROC applicable to us decreased from 25% in 2009 to 17%, effective January 1, 2010. The tax incentives schemes under the ROC Statute for Upgrading Industries expired on December 31, 2009, and under this statute we have been granted tax holidays covering the portion of our income attributable to eligible machinery and equipment upon receipt of a cash infusion from our shareholders or after the capitalization of retained earnings through the issuance of stock dividends, and tax credits of 7% for the purchase of qualifying manufacturing equipment.  We can continue to enjoy the tax holidays that have been granted to us by the ROC tax authority.  On April 16, 2010, the Legislative Yuan of ROC passed the Industrial Innovation Act, effective from January 1, 2010 to December 31, 2019. Under the Industrial Innovation Act, a profit-seeking enterprise may deduct up to 15% of its research and development expenditures from its income tax payable for the fiscal year in which these expenditures are incurred. However, the deduction may not exceed 30% of the income tax payable for that fiscal year.

As of April 30, 2011, we had five five-year tax exemptions on income derived from a portion of our operations in Kaohsiung, Taiwan. Two exemptions will expire on December 31, 2013 and December 31, 2016, respectively. We are in the process of applying for the use of the remaining three exemptions in connection with our operations in

Kaohsiung, Taiwan, following the completion of the related capacity expansions. As of April 30, 2011, we also had two five-year tax exemptions for two cash injections from our shareholders in connection with our operations in Chung Li, Taiwan, both exemptions will expire at the end of 2011. In addition, some of our subsidiaries, such as ASE Test Taiwan and PowerASE, are entitled to certain tax exemptions on income derived from a portion of their respective operations. The aggregate tax benefits of such exemptions for the years ended December 31, 2008, 2009 and 2010 were NT$598.4 million, NT$654.8 million and NT$979.0 million (US$33.6 million), respectively.

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

The ROC government enacted Alternative Minimum Tax Act, or AMT Act, which became effective on January 1, 2006. The alternative minimum tax, or AMT, imposed under the AMT Act is a supplemental tax of 10% of taxable income, which includes most income that is exempt from income tax under various legislation such as tax holidays. If the amount of income tax determined by the AMT Act falls below the amount of the AMT, any difference will be payable. The AMT rate for business entities is 10%. However, the AMT Act grandfathered certain tax exemptions granted prior to the enactment of the AMT Act.

In 2009, our effective income tax rate decreased to 18% from 24% in 2008 primarily due to a decrease in withholding tax on dividends imposed on some of our foreign subsidiaries, a decrease in the valuation allowance against the deferred tax assets and an increase in tax-exempt income, offset by an increase in undistributed earnings. In 2010, our effective income tax rate decreased to 16% primarily due to the decrease in income tax rate in ROC. We believe that our future estimated taxable income will be sufficient to realize the current and noncurrent portion of our net deferred tax assets recorded as of December 31, 2010.

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

	As of and For the Year Ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$
	(in millions)
Net income:
ROC GAAP	7,207.5	6,903.5	19,194.9	658.7
U.S. GAAP	6,645.6	5,520.4	18,924.1	649.4
Total shareholders’ equity:
ROC GAAP	71,960.8	74,713.7	91,839.3	3,151.7
U.S. GAAP	67,405.7	69,515.7	86,474.9	2,967.6

Note 32 to our consolidated financial statements included in this annual report provides a description of the significant differences between ROC GAAP and U.S. GAAP as they relate to us and a reconciliation of net income and shareholders’ equity. Significant differences between ROC GAAP and U.S. GAAP include impairment loss reversal, undistributed earnings tax, stock-based compensation, business combination and noncontrolling interest treatment.

Recent U.S. GAAP Accounting Pronouncements

In June 2009, the FASB issued new guidance relating to the transfer of financial assets.  The new guidance requires entities to provide more information regarding sales of securitized financial assets and similar transactions, particularly if the entity has continuing exposure to the risks related to transferred financial assets.  It also eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets and requires additional disclosures.  The new guidance becomes effective for annual reporting periods beginning after November 15, 2009.  The adoption of the new guidance did not have a material impact on our consolidated financial position and results of operations.

In June 2009, the FASB issued new guidance to improve financial reporting by enterprises involved with variable interest entities, or VIE.  The new guidance modifies the approach for determining the primary beneficiary of a VIE.  Under the modified approach, an enterprise is required to make a qualitative assessment whether it has (1) the power to direct the activities of the VIE that most significantly impact the entity’s economic performance and (2) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.  If an enterprise has both of these characteristics, the enterprise is considered the primary beneficiary and must consolidate the VIE.  The new guidance becomes effective for annual reporting periods beginning after November 15, 2009.  Based on our analysis, the adoption of the new guidance did not result in the identification of any VIEs where we are the primary beneficiary.

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

In January 2010, the FASB issued an accounting update that amended the guidance and clarified the disclosure requirements about fair market value measurement.  These amended standards require new disclosures for significant transfers of assets or liabilities between Level 1 and Level 2 in the fair value hierarchy; separate disclosures for purchases, sales, issuance and settlements of Level 3 fair value items on a gross, rather than net basis; and more robust disclosure of the valuation techniques and inputs used to measure Level 2 and Level 3 assets and liabilities.  Except for the detailed disclosures of changes in Level 3 items, which will be effective for us as of January 1, 2011, the remaining new disclosure requirements were effective for us as of January 1, 2010.  We have included these new disclosures, as applicable, in note 33(j) to our consolidated financial statements included in this annual report.

In January 2010, the FASB issued an accounting update to clarify the scope of decrease in ownership provisions of ASC 810-10 and expanded the disclosures required upon deconsolidation of a subsidiary.  We are required to retrospectively apply this guidance for the year ended December 31, 2009.  The adoption of the guidance did not have a material impact on our consolidated financial position and results of operations.

In April 2010, the FASB issued an accounting update that provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for certain research and development transactions.  Under this new standard, a company can recognize as revenue consideration that is contingent upon achievement of a milestone in the period in which it is achieved, only if the milestone meets all criteria to be considered substantive.  This standard will be effective for us on a prospective basis as of January 1, 2011.  Based on our analysis, we currently do not anticipate that the new guidance will have a material effect on our consolidated financial position and results of operations.

In April 2010, the FASB issued an accounting update to clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades must not be considered to contain a market, performance, or service condition. Therefore, an entity should not classify such an award as a liability if it otherwise qualifies for classification in equity.  This guidance is effective for annual periods beginning on or after December 15, 2010, and will be applied prospectively.  Affected entities will be required to record a cumulative catch-up adjustment to the opening balance of retained earnings for all awards outstanding as of the beginning of the annual period in which the guidance is adopted.  Earlier application is permitted.  Based on our analysis, we currently do not anticipate that the new guidance will have a material effect on our consolidated financial position and results of operations.

In December 2010, the FASB issued an accounting update to require that supplemental pro forma information disclosures pertaining to acquisitions should be presented as if the business combination(s) occurred as of the beginning of the prior annual period when comparative financial statements are presented.  This guidance also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings.  This guidance is effective for business combinations consummated in periods beginning after December 15, 2010.  Early adoption is permitted.  We will make the required disclosures prospectively as of the date of the adoption for any material business combinations or series of immaterial business combinations that are material in the aggregate.

In December 2010, the FASB issued an accounting update to modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts.  For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists.  In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist.  For public entities, this guidance is effective for impairment tests performed during entities’ fiscal years that begin after December 15, 2010.  Early application will not be permitted.  Based on our analysis, we currently do not anticipate that the new guidance will have a material effect on our consolidated financial position and results of operations.

LIQUIDITY AND CAPITAL RESOURCES

We have historically been able to satisfy our working capital needs from our cash flow from operations. We have historically funded our capacity expansion from internally generated cash and, to the extent necessary, the issuance of equity securities and long-term borrowings. If adequate funds are not available on satisfactory terms, we may be forced to curtail our expansion plans. Moreover, our ability to meet our working capital needs from cash flow from operations will be affected by the demand for our packaging, testing services and electronics manufacturing services, which in turn may be affected by several factors. Many of these factors are outside of our control, such as economic downturns and declines in the prices of our services or products caused by a downturn in the industry. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Our operating results are subject to significant fluctuations, which could adversely affect the market value of your investment.” To the extent we do not generate sufficient cash flow from our operations to meet our cash requirements, we will have to rely on external financing.

Net cash provided by operating activities amounted to NT$36,965.1 million (US$1,268.5 million) in 2010, primarily as a result of (i) our improved operation performance with net income of NT$19,194.9 million (US$658.7 million) and (ii) our non-cash depreciation and amortization in the amount of NT$19,854.5 million (US$681.3 million). Net cash provided by operating activities amounted to NT$15,517.2 million in 2009, primarily as a result of adjustment for non-cash depreciation and amortization of NT$17,638.0 million. Net cash provided by operating activities amounted to NT$30,728.8 million in 2008, primarily as a result of adjustments for non-cash depreciation and amortization of NT$17,244.9 million. The increase in net cash provided by operating activities in 2010 compared to 2009 was primarily due to the cash inflows from (i) the increase of net income, (ii) the decrease in accounts receivables and (iii) the decrease in construction in process related to property development. The decrease in net cash provided by operating activities in 2009 compared to 2008 was primarily due to cash outflow as a result of an increase in accounts receivable and construction in process related to property development, partially offset by cash inflow as a result of an increase in accounts payable.

Net cash used in investing activities amounted to NT$36,085.5 million (US$1,238.3 million) in 2010, primarily due to the acquisition of property, plant and equipment of NT$34,109.1 million (US$1,170.5 million). Net cash used in investing activities amounted to NT$15,980.7 million in 2009, primarily due to the acquisition of property, plant and equipment of NT$11,445.6 million. Net cash used in investing activities amounted to NT$36,359.2 million in 2008, primarily due to the acquisition of our subsidiaries for NT$26,490.5 million, the acquisition of property, plant and equipment of NT$18,583.3 million, offset by net proceeds from disposal of available-for-sale financial assets of NT$9,021.6 million.

Net cash provided by financing activities in 2010 amounted to NT$1,701.5 million (US$58.4 million). This amount reflected primarily our proceeds obtained from long-term bank loans in the amount of NT$32,586.2 million (US$1,118.3 million), partially offset by (i) our repayment of bank loans, including short-term borrowings, in the amount of NT$28,506.5 million (US$978.3 million), (ii) our distributed cash dividends in the amount of NT$1,940.7 million (US$66.6 million), and (iii) our repurchase of treasury stock in the amount of NT$1,185.2 million (US$40.7 million). Net cash used in financing activities in 2009 amounted to NT$2,778.5 million. This amount reflected primarily cash dividends of NT$2,575.7 million and the repurchase of treasury stock of NT$1,314.3 million, which was partially offset by the net proceeds from the bank loans and capital lease obligations of NT$2,005.5 million. Net cash provided by financing activities in 2008 amounted to NT$13,862.4 million. This amount reflected primarily net proceeds from long-term bank loans and capital lease obligations of NT$30,162.4 million, which was offset by the distribution of cash dividends of NT$8,826.6 million and repayment of bonds payable of NT$5,550.0 million.

As of December 31, 2010, our primary source of liquidity was NT$23,397.6 million (US$802.9 million) of cash and equivalent and NT$1,697.0 million (US$58.2 million) of financial assets—current. Our financial assets—current primarily consisted of mutual funds and financial notes. As of December 31, 2010, we had total unused short-term credit lines of NT$72,558.1 million (US$2,490.0 million), and total unused long-term credit lines of NT$28,113.9 million (US$964.8 million). As of December 31, 2010, we had working capital of NT$25,864.4 million (US$887.6 million).

As of December 31, 2010, we had total borrowings of NT$69,508.4 million (US$2,385.3 million), NT$14,154.5 million (US$485.7 million) of which were short-term borrowings and NT$55,353.9 million (US$1,899.6 million) of which were long-term borrowings. In 2010, the maximum amount of our short-term borrowings was NT$26,795.1 million (US$919.5 million) and the average amount of our short-term borrowings was NT$21,197.7 million (US$727.4 million). The fluctuation was primarily because our working capital fluctuated during 2010 from time to time. The annual interest rate for borrowings under our short-term bank loans ranged from 0.72% to 5.90% as of December 31, 2010. Our short-term loans are primarily revolving facilities with a term of one year, each of which may be extended on an annual basis with lender consent.  As of December 31, 2010, we had outstanding long-term bank loans, less current portion, of NT$52,363.7 million (US$1,797.0 million). As of December 31, 2010, the current portion of our long-term bank loans was NT$2,990.2 million (US$102.6 million). Our long-term borrowings typically carried variable annual interest rates which ranged between 0.70% to 4.40% as of December 31, 2010.

We have pledged a portion of our assets, with a carrying value of NT$2,509.1 million (US$86.1 million) as of December 31, 2010, to secure our obligations under our short-term and long-term facilities.

In June 2009, we entered into a syndicated loan agreement with a banking syndicate led by Citibank, N.A., Taipei Branch for a NT$12,000.0 million term loan facility for operating revolving fund, all of which we have drawn down in 2010, mainly to finance our acquisition of Universal Scientific.

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

We have on occasion failed to comply with certain financial covenants in some of our loan agreements. Such non-compliance may also have, through broadly worded cross-default provisions, resulted in default under some of the agreements governing our other existing debt. For example, we failed to comply with certain financial covenants in some of our loan agreements as a result of additional borrowings to fund our privatization of ASE Test in May 2008, the distribution of cash dividends in August 2008, and our acquisition of Universal Scientific in February 2010; however, we have timely obtained waivers from our counterparties. If we are unable to timely remedy any of our non-compliance under such loan agreements or obtain applicable waivers or amendments, we would breach our financial covenants and our financial condition would be adversely affected.   See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Restrictive covenants and broad default provisions in our existing debt agreements may materially restrict our operations as well as adversely affect our liquidity, financial condition and results of operations.”

Our contingent obligations consist of guarantees provided by us to our subsidiaries. As of December 31, 2010, we have no contingent obligations.

We have made, and expect to continue to make, substantial capital expenditures in connection with the expansion of our production capacity. The table below sets forth our principal capital expenditures incurred for the periods indicated.

	Year Ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$
	(in millions)
Machinery and equipment	12,312.5	11,389.5	30,238.2	1,037.7
Building and improvements	4,311.2	1,242.4	4,522.9	155.2

We have budgeted capital expenditures of approximately US$750-US$800 million for 2011, primarily to purchase machinery and equipment in connection with the expansion of our packaging and testing operations. We may adjust the amount of our capital expenditures upward or downward based on market conditions, the progress of our expansion plans and cash flow from operations. Due to the rapid changes in technology in the semiconductor industry, we frequently need to invest in new machinery and equipment, which may require us to raise additional capital. We cannot assure you that we will be able to raise additional capital should it become necessary on terms acceptable to us or at all. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Because of the highly cyclical nature of our industry, our capital requirements are difficult to plan. If we cannot obtain additional capital when we need it, our growth prospects and future profitability may be adversely affected.”

We believe that our existing cash, marketable securities, expected cash flow from operations and existing credit lines under our loan facilities will be sufficient to meet our capital expenditures, working capital, cash obligations under our existing debt and lease arrangements, and other requirements for at least the next 12 months. We currently hold cash primarily in U.S. dollars, New Taiwan dollars, Chinese yuan, Japanese yen, Malaysian ringgit and Korean won. As of December 31, 2010, we had contractual obligations of NT$55,010.5 million (US$1,887.8 million) due in the next three years. We currently expect to meet our payment obligations through the expected cash flow from operations, long-term borrowings and the issuance of additional equity or equity-linked securities. We will continue to evaluate our capital structure and may decide from time to time to increase or decrease our financial leverage through equity offerings or borrowings. The issuance of additional equity or equity-linked securities may result in additional dilution to our shareholders.

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

We have, from time to time, entered into interest rate swap transactions to hedge our interest rate exposure. As of December 31, 2010, we had NT$12,687.5 million and US$200.0 million outstanding in interest rate swap contracts for NT dollar and U.S. dollar, respectively.  See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk—Interest Rate Risk.” We have entered into forward exchange contracts, swap contracts, cross currency swap contracts and European foreign currency options contracts to hedge our existing assets and liabilities denominated in foreign currencies. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and note 5 and note 26 to our consolidated financial statements included in this annual report.

RESEARCH AND DEVELOPMENT

For 2008, 2009 and 2010, our research and development expenditures totaled approximately NT$3,671.2 million, NT$3,612.0 million and NT$6,162.2 million (US$211.5 million), respectively. These expenditures represented approximately 3.9%, 4.2% and 3.3% of net revenues in 2008, 2009 and 2010, respectively. We have historically expensed all research and development costs as incurred and none is currently capitalized. As of April 30, 2011, we employed 5,123 employees in research and development.

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

In addition to investing in the development of advanced package assembly technology and improving production efficiency, a significant portion of our research and development efforts is focused on the development of advanced substrate production technology for BGA packaging. Substrate is the principal raw material for BGA packages. Development and production of advanced substrates involve complex technology. We are currently working closely with certain first-tier substrate suppliers in Asia, primarily including those located in Japan, Taiwan and Korea. We believe that our successful cooperation with substrate suppliers to enhance the overall substrate production capability and to meet future advanced package requirement has enabled us to capture an increasingly important value-added component of the packaging process, helped ensure a stable and cost-effective supply of substrates for our BGA packaging operations and shortened time to market.

Testing

Our research and development efforts in the area of testing have focused primarily on developing advanced test solutions for customer requirement. These efforts include developing test software of logic/mixed-signal/RF/discrete semiconductors, characterization of semiconductors, layout design, electrical simulation for high frequency test board and developing software of parametric test data analysis. We work closely with our customers on the leading edge test technologies, such as 3D IC test and contactless test. Our research and development operations also include an equipment development group, which currently designs testing hardware and software for specific semiconductors to offer our customers cost effective test solutions.

Electronics Manufacturing Services

To further enhance the quality of our services and products, we focus on developing diversified and innovative products to improve our competitiveness. By leveraging our proprietary research and development expertise, we are able to provide our customers with high performance and cost-effective products and services by optimizing our product design, engineering and manufacturing capabilities. During the process of designing, as well as developing the technology for, our software and hardware, our research and development team also dedicates itself to discovering new know-how, and then applying such know-how to create new, advanced and improved products, processes, methodology and services. We are currently investing in the development of products used in electronic manufacturing services in relation to computers and peripherals, communications, industrial, automotive, and storage and server applications.

OFF-BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth the maturity of our contractual obligations as of December 31, 2010.

	Payments Due by Period
	Total	Under 1 Year	1 to 3 Years	3 to 5 Years	After 5 Years
	NT$	NT$	NT$	NT$	NT$
	(in millions)
Contractual Obligations:
Long-term debt(1)	55,449.2	17,321.7	34,420.7	3,706.8	—
Capital lease obligations(2)	39.6	28.8	10.8	—	—
Operating leases(3)	553.9	286.6	156.7	110.6	—
Purchase obligations(4)	2,785.2	2,785.2	—	—	—
Total(5)(6)(7)(8)	58,827.9	20,422.3	34,588.2	3,817.4	—

(1)	Excludes interest payments.

(2)	Represents our commitments under property leases less imputed interest. These obligations are recorded on our consolidated balance sheets.

(3)
Represents our commitments under leases for land, machinery and equipment such as testers, and office buildings and equipment. See note 29 to our consolidated financial statements included in this annual report.

(4)
Represents unpaid commitments for construction. These commitments are not recorded on our consolidated balance sheets as of December 31, 2010. See note 29 to our consolidated financial statements included in this annual report. Total commitments for construction of buildings were approximately NT$3,117.0 million (US$107.0 million), of which NT$331.8 million (US$11.4 million) had been paid as of December 31, 2010.

(5)
Excludes non-binding commitments to purchase machinery and equipment of approximately NT$4,981.0 million (US$170.9 million), of which NT$837.8 million (US$28.8 million) had been paid as of December 31, 2010. See note 29 to our consolidated financial statements included in this annual report.

(6)
Excludes payments that vary based upon our net sales or sales volume, such as commissions, service fees and royalty payments for technology license agreements. Royalty expenses in 2010 were approximately NT$335.8 million (US$11.5 million). See note 29 to our consolidated financial statements included in this annual report.

(7)
Excludes our minimum pension funding requirements since such amounts have not been determined. Under defined benefit pension plans, we made pension contributions of approximately NT$316.8 million (US$10.9 million) in 2010, and we estimate that we will contribute approximately NT$312.6 million (US$10.7 million) in 2011. See note 20 to our consolidated financial statements included in this annual report.

(8)
We recognized additional long term taxes payable of NT$17.6 million (US$0.6 million) and accrued interest and penalties of NT$20.6 million (US$0.7 million) related to uncertain tax positions in the year ended December 31, 2010. At that time, we were unable to make a reasonably reliable estimate of the timing of payments in individual years beyond 12 months due to uncertainties in the timing of the outcome of the tax audits.

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

The following table sets forth information regarding all of our directors as of April 30, 2011.
Name	Position	Director Since	Age	Other Significant Positions Held Outside of the ASE Group
Jason C.S. Chang(1) (2)	Director, Chairman and Chief Executive Officer	1984	66	None
Richard H.P. Chang(1)	Director, Vice Chairman and President	1984	64	None
Tien Wu(2)	Director and Chief Operating Officer	2003	53	None
Joseph Tung(2)	Director, Chief Financial Officer and Vice President	1997	52	Independent director of Ta Chong Bank Ltd.
Raymond Lo(2)	Director and General Manager, Kaohsiung packaging facility	2006	57	None
Jeffrey Chen(2)	Director and Executive Vice President	2003	47	None
Rutherford Chang(3)	Director	2009	31	None
Shen-Fu Yu	Independent Director	2009	66	Supervisor, Dynapack International Technology Corporation
Ta-Lin Hsu	Independent Director	2009	68	Chairman and founder, H&Q Asia Pacific

(1)	Jason C.S. Chang and Richard H.P. Chang are brothers.

(2)
Representative of ASE Enterprises, a company organized under the laws of Hong Kong, which held 17.26% of our outstanding common shares as of March 31, 2011. All of the outstanding shares of ASE Enterprises are held by a company organized under the laws of the British Virgin Islands in trust for the benefit of the family of our Chairman and Chief Executive Officer, Jason C.S. Chang, who is the sole shareholder and director of that company.

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

The following table sets forth information regarding all of our supervisors as of April 30, 2011.

Name	Position	Supervisor Since	Age	Other Significant Positions Held Outside of the ASE Group
Samuel Liu(1)	Supervisor	2005	63	None
Tien-Szu Chen(1)	Supervisor	2006	49	None
John Ho(1)	Supervisor	1998	56	None
Yen-Yi Tseng(2)	Supervisor	2000	69	Chairman of Hung Ching
Jerry Chang(3)	Supervisor	2009	33	None

(1)	Representative of ASE Test Taiwan.

(2)	Representative of Hung Ching.

(3)	Jerry Chang is the son of Richard H.P. Chang.

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

Executive Officers

The following table sets forth information regarding all of our executive officers as of April 30, 2011.

Name	Position	Years with the Company	Age
Jason C.S. Chang	Chairman and Chief Executive Officer	27	66
Richard H.P. Chang	Vice Chairman and President	27	64
Tien Wu	Chief Operating Officer; Chief Executive Officer, ISE Labs	11	53
Joseph Tung	Chief Financial Officer and Vice President	16	52
Raymond Lo	President, ASE Test Taiwan; General Manager, Kaohsiung packaging facility	25	57

Name	Position	Years with the Company	Age
Tien-Szu Chen	President, PowerASE	23	49
Chih-Chiang Lee	President, ASESH AT	24	49
Chun-Che Lee	President, ASE Shanghai	27	51
Ung Bae	President, ASE Korea	13	54
Chih-Hsiao Chung	President, ASE Japan	11	46
Kwai Mun Lee	President, ASE South-East Asia operations	13	48
Samuel Liu	Chief Executive Officer, Universal Scientific	7	63
Cheng-Jung Wei	President, Universal Scientific	24	47

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

Jeffrey Chen has served as a director of ASE Inc. since June 2003 and an Executive Vice President for Chairman Office. He is also director of Universal Scientific. Prior to joining ASE Inc., he worked in the corporate banking department of Citibank, N.A. in Taipei and as a Vice President of corporate finance at Bankers Trust in Taipei. He holds a degree in finance and economics from Simon Fraser University in Canada and a master’s degree in business administration from the University of British Columbia in Canada.

Rutherford Chang has served as a director of ASE Inc. since June 2009 and a special assistant to the Chairman of ASE Inc. since March 2005.  He received a bachelor’s degree in psychology from Wesleyan University in Connecticut.  He is the son of Jason C.S. Chang, our Chairman and Chief Executive Officer.

Shen-Fu Yu has served as an independent director of ASE Inc. since June 2009. He is also a supervisor of Dynapack International Technology Corporation. He has worked in Deloitte & Touche Accounting Firm as a consultant from June 2003 to November 2006. He received a bachelor’s degree in Accounting in National Taiwan University and a master’s degree in Accounting from National ChengChi University.

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

Jerry Chang has served as a supervisor of ASE Inc. since June 2009.  Prior to joining ASE Inc., he was an analyst at Morgan Stanley Asia.  He received a bachelor’s degree in political economy from Williams College in Massachusetts.  He is the son of Richard H.P. Chang, our Vice Chairman and President.

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

Chih-Hsiao Chung has served as President of ASE Japan since March 2011. Mr. Chung has also managed the sales and marketing of ASE Japan region since April 2007. Before joining ASE Inc., Mr. Chung was the Senoir Manager of Sale and Marketing at Kimberly Clark Co., Taiwan.  He holds a master’s degree in business administration from the University of Wisconsin-Madison.

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

Cheng-Jung Wei has served as a director of Universal Scientific since May 2008, the President of Universal Scientific since April 2008 and the vice president of Mobility Solution Business Unit of Universal Scientific since

September 2004.  He joined Universal Scientific 23 years ago as an engineer in July 1987.  He holds a bachelor’s degree in electrical engineering from Chinese Culture University and a master’s degree in business administration from Tunghai University.

The business address of our directors, supervisors and executive officers is our registered office.

COMPENSATION

In 2010, we paid to our directors, supervisors and executive officers approximately NT$333.2 million (US$11.4 million) in cash remuneration. We did not pay any remuneration in kind to our directors, supervisors or executive officers in 2010. In 2010, we accrued pension costs of NT$44.8 million (US$1.5 million) for retirement benefits for our management. The remuneration of our independent directors is set at NT$2 million per person per year. In addition, according to our Articles of Incorporation, not more than 2% of our annual net earnings (after recovering any losses incurred in prior years and deducting the legal reserve and special reserve provisions, if any) may be distributed as bonuses to our directors. 7% to 10% of our annual net earnings (after recovering any losses incurred in prior years and deducting the legal reserve and special reserve provisions, if any) may be distributed as a bonus to employees, including executive officers.

We have not provided any loans to or guarantees for the benefit of any of our directors, supervisors or executive officers. For information regarding our pension and other retirement plans and those of our subsidiaries, see note 20 to our consolidated financial statements included in this annual report.

ASE Inc. Employee Bonus and Stock Option Plans

We award bonuses to employees of ASE Inc. and its subsidiaries who are located in Taiwan based on overall income and individual performance targets.  Prior to 2009, these employees were eligible to receive bonuses in the form of our common shares valued at par.  Beginning in 2009, employees are eligible to receive bonuses in the form of our common shares valued at the closing price (after adjustment with consideration of the effects on the share price, if any, brought by cash and stock dividends resolved at shareholders’ meetings) of the common shares on the day prior to our shareholders’ meeting. Actual amounts of bonuses to individual employees are determined based upon the employee meeting specified individual performance objectives. In 2008, we granted an aggregate of 38,320,500 common shares as stock bonuses with an aggregate value of NT$383.2 million. At our annual shareholders’ meeting held on June 19, 2008, our shareholders, in addition to approving such stock bonuses, also approved NT$ 383.2 million as cash bonuses to employees. In 2009, we granted an aggregate value of NT$554.4 million in cash bonuses to our employees.  In 2010, we granted an aggregate value of NT$607.0 million in cash bonuses to our employees. In 2011, our directors proposed a distribution of NT$1,523.1 million (US$52.3 million) as cash bonus to employees. The proposal is still awaiting shareholders’ approval.

We currently maintain four option plans, adopted in 2002, 2004, 2007 and 2010.  Pursuant to these plans, our full-time employees as well as the full-time employees of our domestic and foreign subsidiaries are eligible to receive stock option grants. Each option entitles the holder to purchase one ASE Inc. common share at a price equal to (for the 2002, 2004 and 2007 plans), or not less than (for the 2010 plan), the closing market price on the date of the option issuance, such exercise price being subject to retroactive adjustment in the event of certain capital transactions in subsequent periods. Each option is exercisable upon vesting for five years. Forty percent of the options originally granted vest upon the second anniversary of the grant date, and an additional 10% of the options originally granted vest every six months thereafter. Each option expires at the end of the tenth year following its grant date. The options are generally not transferable. As of December 31, 2010, a total of 159,968,000 options had been granted under the 2002 plan, 145,989,000 of which had an original exercise price of NT$20.80 per share (currently adjusted to NT$8.5 per share) and 13,979,000 of which had an original exercise price of NT$24.6 per share (currently adjusted to NT$12.1 per share). As of December 31, 2010, a total of 139,917,000 options had been granted under the 2004 plan, 124,917,000 of which had an original exercise price of NT$26.60 per share (currently adjusted to NT$17.2 per share) and 15,000,000 of which had an original exercise price of NT$20.55 per share (currently adjusted to NT$14.0 per share).  As of December 31, 2010, a total of 185,806,000 options had been granted under the 2007 plan.  The original exercise price under the 2007 plan was NT$30.65 per share (currently adjusted to NT$26.9 per share). As of December 31, 2010, a total of 187,719,500 options have been granted under the 2010 plan under which the original exercise price was NT$28.6 per share (currently adjusted to NT$26.0 per share).

ASE Mauritius Inc. Share Option Plan

As of December 31, 2010, ASE Mauritius Inc. maintained one option plan adopted in 2007. Under this plan, certain employees of ASE Mauritius Inc. and the ASE Group are granted options to purchase ordinary shares of ASE Mauritius Inc. at an exercise price of US$1.70, which exercise price was determined by taking into account a fairness opinion rendered by an independent appraiser and was reviewed by our accountants. Each option is exercisable upon vesting for five years and expires after ten years. As of December 31, 2010, a total of 30,000,000 options had been granted under this plan with an exercise price of US$1.70.

Universal Scientific Share Option Plans

As a result of our acquisition of Universal Scientific, we assumed option plans previously adopted by Universal Scientific and USI Enterprise Limited, one of Universal Scientific’s subsidiaries.

Universal Scientific had two option plans adopted in 2002 and 2007, under which certain employees of Universal Scientific and its subsidiaries were granted options to purchase common shares of Universal Scientific.  Each option is exercisable upon vesting for five years and will expire after ten years. In June 2010, Universal Scientific and its employees reached an agreement to cancel the unexercised options with cash compensation at a fixed amount per unit. We recognized the compensation cost in the amount of NT$138.5 million (US$4.8 million) for the year ended December 31, 2010.

In addition, USI Enterprise Limited maintains two option plans adopted in 2007 and 2010, under which certain employees of Universal Scientific were granted options to purchase common shares of USI Enterprise Limited. Pursuant to the 2010 plan, certain of our employees were also granted options to purchase common shares of USI Enterprise Limited. Each option under these two plans is exercisable upon vesting for five years and will expire after ten years.  As of December 31, 2010, we had 18,069,000 options outstanding with an exercise price of US$1.53 per share and 8,800,000 options outstanding with an exercise price of US$2.42 per share under these two plans respectively.

EMPLOYEES

The following table sets forth, for the periods indicated, certain information concerning our employees for the dates indicated.

	As of December 31,
	2008	2009	2010
Total	26,977	29,538	48,901
Function
Direct labor	15,114	17,718	28,715
Indirect labor (manufacturing)	6,704	6,629	11,301
Indirect labor (administration)	2,922	2,661	3,867
Research and development	2,237	2,530	5,018
Location
Taiwan	16,291	16,927	22,381
Malaysia	2,324	2,110	2,178
PRC	4,846	7,170	19,394
Korea	1,826	1,910	2,492
Japan	974	758	677
Singapore	380	377	848
United States	336	286	335
Mexico	-	-	593
Others	-	-	3

The increase in our employee count in 2010 was primarily due to our acquisition of Universal Scientific in 2010 and the growth of our operations.

Eligible employees may participate in our employee share bonus plan and stock option plans and our subsidiaries’ share option plans, such as the option plans adopted by ASE Mauritius and USI Enterprise Limited. See “—Compensation.”

With the exception of ASE Korea’s employees, our employees are not covered by any collective bargaining arrangements. We believe that our relationship with our employees is good.

SHARE OWNERSHIP

The following table sets forth certain information with respect to our common shares and options exercisable for our common shares held by our directors, supervisors and executive officers as of March 31, 2011.

Director, Supervisor or Executive Officer	Number of ASE Inc. Common Shares Held	Percentage of Total ASE Inc. Common Shares Issued and Outstanding		Number of Options Held(1)	Exercise Price of Options (NT$)	Expiration Date of Options
Jason C.S. Chang	63,292,924	1.05%	(2)	18,780,000	8.50-26.90	12/24/2012-5/6/2020
Richard H.P. Chang	80,792,217	1.34%		10,570,000	8.50-26.90	12/24/2012-5/6/2020
Tien Wu	2,589,934	0.04%		*	26.00-26.90	12/19/2017-5/6/2020
Joseph Tung	2,873,591	0.05%		*	8.50-26.90	12/24/2012-5/6/2020
Raymond Lo	1,525,519	0.03%		*	12.10-26.90	08/22/2013-5/6/2020
Jeffrey Chen	1,820,671	0.03%		*	26.00-26.90	12/19/2017-5/6/2020
Rutherford Chang	1,305,981	0.02%		*	26.00-26.90	12/19/2017-5/6/2020
Shen-Fu Yu	-	-		-	-	-
Ta-Lin Hsu	-	-		-	-	-
Samuel Liu	245,739	0.00%	*	17.20-26.00	06/30/2014-5/6/2020
Tien-Szu Chen	1,160,829	0.02%	*	17.20-26.90	06/30/2014-5/6/2020
John Ho	2,294,633	0.04%	*	17.20-26.90	06/30/2014-5/6/2020
Yen-Yi Tseng	18,866	0.00%	*	26.00-26.90	12/19/2017-5/6/2020
Jerry Chang	377,590	0.01%	*	8.50-26.90	12/24/2012-5/6/2020
Chih-Chiang Lee	1,547,817	0.03%	*	26.00-26.90	12/19/2017-5/6/2020
Chun-Che Lee	2,323,515	0.04%	*	12.10-26.90	08/22/2013-5/6/2020
Ung Bae	-	-	*	8.50-26.90	12/24/2012-5/6/2020
Chih-Hsiao Chung	46,699	0.00%	*	26.00-26.90	12/19/2017-5/6/2020
Kwai Mun Lee	-	-	*	12.10-26.90	08/22/2013-5/6/2020
Cheng-Jung Wei	42,449	0.00%	-	-	-

(1)	Each option covers one of our common shares.

(2)
In addition to holding 1.05% of our common shares directly, Jason C.S. Chang is the sole shareholder and director of a company that holds all the outstanding shares of ASE Enterprises, which holds 17.26% of our common shares. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

*	The sum of the number of common shares held and the number of common shares issuable upon exercise of all options held is less than 1% of our total outstanding common shares.

Item 7.  Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth information known to us with respect to the beneficial ownership of our common shares, as of March 31, 2011, by each shareholder known by us to beneficially own more than 5% of our outstanding common shares and all directors, supervisors and executive officers as a group.

	Common Shares Beneficially Owned
Name of Shareholder or Group	Number	Percentage
ASE Enterprises(1)	1,044,341,034	17.26%
Directors, supervisors and executive officers as a group(2)	1,278,451,933	21.13%

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

The following table sets forth information relating to our common shares held directly by our consolidated subsidiaries and our equity method investee as of March 31, 2011.

	Common Shares Beneficially Owned
Name of Shareholder	Number	Percentage
ASE Test(1)	69,402,638	1.15%
ASE Test Taiwan(2)	8,638,913	0.14%
J&R Holding Limited(3)	36,749,966	0.61%
Hung Ching(4)	67,347,182	1.11%

(1)
ASE Test is our wholly-owned subsidiary. ASE Test’s ownership of our common shares is the result of the merger of ASE Material with and into us in August 2004 and subsequent dividends upon shares received in connection with this merger.

(2)	ASE Test Taiwan was our 99.99%-owned subsidiary as of March 31, 2011.

(3)
J&R Holding Limited is our wholly-owned subsidiary.  J&R Holding Limited’s ownership of our common shares is the result of the merger of ASE Chung Li with and into us in August 2004 and subsequent dividends upon shares received in connection with this merger.

(4)	As of March 31, 2011, we held 26.22% of the outstanding shares of Hung Ching.

In connection with the merger of ASE Chung Li and ASE Material with and into ASE Inc. in August 2004, we and ASE Test established a trust to hold and dispose of 149,175,000 and 5,000,000 of our common shares that were issued to ASE Test and ASE Test Taiwan, respectively, upon completion of the merger. As a result, the trustee appointed under the trust agreement has become one of our shareholders until such common shares are sold as permitted under the rules and regulations of the Taiwan Stock Exchange and the terms and conditions of the trust agreement. As of March 31, 2011, as a result of stock dividends and our acquisition of Universal Scientific through a cash and stock tender offer, the total amount of our common shares held by the trust was 76,956,800. See “—Related Party Transactions.”

As of March 31, 2011, none of our major shareholders had voting rights different from those of our other shareholders. There were no significant changes in our major shareholders or significant changes in the percentage ownership of any of our major shareholders in 2010.

As of March 31, 2011, a total of 6,050,060,512 common shares were outstanding. With certain limited exceptions, holders of common shares that are not ROC persons are required to hold their common shares through a brokerage account in the ROC. As of March 31, 2011, 358,057,260 common shares were registered in the name of a nominee of Citibank, N.A., the depositary under our ADS deposit agreement. Citibank, N.A., has advised us that, as of March 31, 2011, 71,611,239 ADSs, representing 358,056,195 common shares, were held of record by Cede & Co., and 213 ADSs, representing 1,065 common shares, were held by seven other U.S. persons. The remaining 55 common shares held by Citibank, N.A. are a result of fractional shares distributed during stock distributions on the common shares underlying the ADSs. We have no further information as to common shares held, or beneficially owned, by U.S. persons.

RELATED PARTY TRANSACTIONS

In recent years, we have awarded our common shares and/or cash bonuses to the employees of our subsidiaries as part of their compensation, based in part on our consolidated net income and the subsidiaries’ contribution to the consolidated income. We expect this practice to continue in the future.

In order to comply with Singapore law and ROC Company Law, trusts organized under ROC law have been established to hold and dispose of our common shares issued to ASE Test and ASE Test Taiwan in connection with the merger of ASE Chung Li and ASE Material into our company in August 2004. Under Section 76(1)(b)(ii) of the Companies Act, Chapter 50, of Singapore, ASE Test, a Singapore company, may not purport to acquire, directly or indirectly, shares or units of shares in our company, ASE Test’s parent company. Pursuant to the applicable trust agreements, the trustee under each trust is (1) the registered owner of the common shares, (2) authorized to exercise all of the rights as a shareholder of the common shares, (3) authorized to sell the common shares, subject to market conditions, when such common shares become available for resale under ROC law and in accordance with volume limitations under ROC law, at its sole discretion; provided such common shares are sold (i) in compliance with ROC laws and regulations, (ii) in an orderly manner in order to minimize the impact on the trading price of the common shares, and (iii) in a manner consistent with its fiduciary duties owed to ASE Test and (4) able to transfer and deliver to ASE Test or ASE Test Taiwan the proceeds from the sale of our common shares and any cash dividends distributed, as the case may be. In February 2010, to complete the tender offer to acquire Universal Scientific, ASE Test transferred 141,808,499 shares to the shareholders of Universal Scientific. Neither ASE Test nor ASE Test Taiwan have any rights with respect to the common shares held in trust pursuant to the applicable trust agreements other than the right to receive the proceeds from the sale of such common shares and cash dividends declared while the shares remain in trust. As of March 31, 2011, these trusts held 69,402,638 of our common shares issued to ASE Test and 7,554,162 of our common shares issued to ASE Test Taiwan.

On May 30, 2008, we acquired, by way of a scheme of arrangement under Singapore law, all the outstanding ordinary shares of ASE Test that we did not already directly or indirectly own, making ASE Test our wholly-owned subsidiary. See “Item 4. Information on the Company—History and Development of the Company—ASE Test Share Acquisition and Privatization.”

We have historically provided the promissory notes as guarantees to some of our subsidiaries. As of December 31, 2010, we had no such guarantees.

In 2008, we terminated a contract with Hung Ching in connection with the construction of a factory and office building in Kaohsiung, Taiwan.  As a result of such termination, we paid Hung Ching NT$36 million for certain costs incurred during the construction.

On September 23, 2010, ASE Test Taiwan entered into a contract with Hung Ching in connection with the construction of a factory and office building in Kaohsiung, Taiwan. Pursuant to this contract, ASE Test Taiwan will have 10.1% ownership of these properties.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

Item 8.  Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated financial statements are set forth under “Item 18.  Financial Statements.”

LEGAL PROCEEDINGS

On February 1, 2006, Tessera, Inc., or Tessera, filed an amended complaint in the United States District Court for the Northern District of California adding Advanced Semiconductor Engineering, Inc. and ASE (U.S.) Inc., collectively referred to as ASE, and other companies to a suit alleging that ASE’s and the 13 other defendants’ manufacturing, use, importation, offer for sale, and sale of various packaged semiconductor products infringed five patents owned by Tessera relating to certain types of semiconductor chip packaging, and/or breached technology license agreements regarding certain types of semiconductor chip packages between Tessera and certain defendants, including ASE.  Tessera sought, among other things, monetary damages and injunctive relief in the lawsuit.  On March 27, 2006, ASE filed its answer and counterclaims with the court.

On May 15, 2007, at Tessera’s request, the United States International Trade Commission, or the ITC, instituted an investigation, or ITC Investigation No. 605, of certain of ASE’s co-defendants and other companies, including certain of ASE’s customers, but not ASE and the other contract chip packagers that were included as defendants in the California case.  On May 20, 2009, the ITC issued its final determination in ITC Investigation No. 605, finding infringement of both asserted patents by the ITC Investigation No. 605 respondents’ accused semiconductor packages.  The ITC also issued (1) a limited exclusion order prohibiting the unlicensed entry of semiconductor packages found to infringe, and products incorporating such chips, manufactured abroad by or on behalf of, or imported by or on behalf of, Spansion, Qualcomm, ATI, Motorola, ST-NV, and Freescale; and (2) cease and desist orders directed to Motorola, Qualcomm, Freescale, and Spansion.  The ITC did not grant a general exclusion order as requested by Tessera.  The exclusion and cease and desist orders expired on September 24, 2010, when the asserted patents expired.  The ITC’s determination was affirmed by the Court of Appeals for the Federal Circuit on December 21, 2010.

On April 21, 2008, Tessera filed an ITC complaint against ASE and the other contract chip packagers that were included as defendants in the California case, and on May 21, 2008, the ITC instituted a new investigation against them, or ITC Investigation No. 649, which involved three patents also asserted in the original California case, as well as one newly-asserted patent.  On August 4, 2008, ASE, Inc., ASE (U.S.) Inc. and ASE Test Limited filed an action in the United States District Court for the Northern District of California against Tessera, Inc. seeking a declaratory judgment of non-infringement and invalidity of the patent newly asserted by Tessera in the ITC.  On December 19, 2008, the court stayed the declaratory judgment action in response to a joint motion of the parties.  On August 7, 2009, the ITC terminated Investigation No. 649 in response to Tessera’s motion to terminate, and Investigation No. 649 was subsequently terminated without the issuance of an exclusion order or any other remedy.

The initial 2006 California case, and the 2008 declaratory judgment action filed by ASE in California, remain stayed.  A status conference for these cases is scheduled for June 7, 2011.

The United States Patent and Trademark Office (“PTO”) also instituted reexamination proceedings on all the Tessera patents at issue in the two California cases and the ITC proceedings since 2007.  Following expiration of five of the six patents in September 2010, the PTO confirmed the patentability of certain claims of three of the asserted patents.  Reexamination proceedings are ongoing with respect to the three other patents.

It is not possible to predict the outcome of the California litigation, the ITC investigations, the reexamination proceedings, the total costs of resolving these disputes, or when the stay of the California litigation will be lifted.

DIVIDENDS AND DIVIDEND POLICY

We have historically paid dividends on our common shares with respect to the results of the preceding year following approval by our shareholders at the annual general meeting of shareholders.  We have historically paid the large majority of our dividends in the form of stock. We have paid annual stock dividends on our common shares since 1989, except in 2002 and 2006 when we did not pay any dividend due to the losses we incurred in the 2001 and 2005 fiscal years, respectively, and in 2009 when we only distributed cash dividends. We also paid cash dividends of NT$1.71 per share in 2008, NT$0.50 per share in 2009 and NT$0.36 per share in 2010. Our directors have proposed to pay stock dividends of NT$1.15 and cash dividends of NT$0.65 per share based on the 6,049,875,312 shares registered as of March 21, 2011. This proposal is awaiting shareholders’ approval and the actual cash dividends per share will be adjusted by any fluctuations in the number of our shares due to, for example, the exercise of share options.

The following table sets forth the stock dividends paid during each of the years indicated and related information.

	Stock Dividends Per Common Share(1)	Total Common Shares Issued as Stock Dividends	Outstanding Common Shares on Record Date(2)	Percentage of Outstanding Common Shares Represented by Stock Dividends
	NT$
1997	3.80	277,020,000	729,000,000	38.0%
1998	7.20	732,240,000	1,017,000,000	72.0%
1999	1.07	190,460,000	1,780,000,000	10.7%
2000	3.15	623,811,852	1,980,355,086	31.5%
2001	1.70	467,840,000	2,752,000,000	17.0%
2002	—	—	3,254,800,000	—
2003	1.00	325,480,000	3,254,800,000	10.0%
2004	0.57	221,977,360	3,862,595,437	5.7%
2005	1.00	411,221,140	4,113,744,200	10.0%
2006	—	—	4,592,508,620	—
2007	1.48	694,101,071	4,645,295,431	14.9%
2008	0.29	158,766,146	5,484,848,118	2.9%
2009	—	—	5,474,320,814	—
2010	0.84	461,577,546	5,500,216,994	8.4%

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

Item 9.  The Offer and Listing

OFFER AND LISTING DETAILS

Our common shares were first issued in March 1984 and have been listed on the Taiwan Stock Exchange since July 1989. The Taiwan Stock Exchange is an auction market where the securities traded are priced according to supply and demand through announced bid and ask prices. As of April 30, 2011, there were an aggregate of 6,052,219,212 of our common shares outstanding. The following table sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Taiwan Stock Exchange for the common shares and the high and low of the daily closing values of the Taiwan Stock Exchange Index. The closing price for our common shares on the Taiwan Stock Exchange on June 3, 2011 was NT$36.20 per share.

	Closing Price per Share		Adjusted Closing Price per Share(1)		Average Daily Trading Volume	Taiwan Stock Exchange Index
	High	Low	High	Low	(in thousands of shares)	High	Low
2006	38.30	26.50	32.04	22.17	53,789	7,823.7	6,257.8
2007	48.80	29.55	40.82	25.86	28,931	9,809.9	7,344.6
2008	34.25	9.85	29.97	9.49	24,392	9,295.2	4,089.9
2009	29.10	10.75	28.72	10.36	33,646	8,188.1	4,242.6
First Quarter	18.50	10.75	17.83	10.36	35,485	5,390.7	4,242.6
Second Quarter	20.95	16.20	20.19	15.61	44,990	6,954.1	5,314.5
Third Quarter	27.10	18.95	26.75	18.26	28,863	7,526.6	6,530.8
Fourth Quarter	29.10	25.00	28.72	24.67	26,052	8,188.1	7,322.9
2010	35.50	21.95	35.50	21.95	32,137	8,972.5	7,071.7
First Quarter	31.60	24.05	31.19	23.74	34,103	8,356.9	7,212.9
Second Quarter	32.00	25.10	31.58	24.77	29,055	8,171.9	7,071.7
Third Quarter	27.60	21.95	27.24	21.95	31,005	8,240.9	7,254.1
Fourth Quarter	35.50	23.95	35.50	23.95	34,496	8,972.5	8,046.2
December	35.50	31.45	35.50	31.45	34,246	8,972.5	8,520.1
2011
First Quarter	37.60	30.25	37.60	30.25	38,948	9,145.4	8,234.8
January	37.60	31.95	37.60	31.95	36,318	9,145.4	8,782.7
February	35.70	33.10	35.70	33.10	38,144	9,111.5	8,528.9
March	34.70	30.25	34.70	30.25	41,725	8,784.4	8,234.8
Second Quarter
April	33.70	28.75	33.70	28.75	30,461	9,049.3	8,638.6
May	35.40	32.80	35.40	32.80	24,742	9,035.5	8,727.1
June (through June 3)	36.20	35.50	36.20	35.50	27,033	9,062.4	8,991.4

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

Our ADSs have been listed on the New York Stock Exchange under the symbol “ASX” since September 26, 2000. The outstanding ADSs are identified by the CUSIP number 00756M404. As of April 30, 2011, a total of 75,843,459 ADSs were outstanding. The following table sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs and the highest and lowest of the daily closing values of the New York Stock Exchange Index. The closing price for our ADSs on the New York Stock Exchange on June 3, 2011 was US$6.27 per ADS.

	Closing Price per ADS		Adjusted Closing Price per ADS(1)		Average Daily Trading Volume	New York Stock Exchange Index
	High	Low	High	Low	(in thousands of ADSs)	High	Low
	US$	US$	US$	US$
2006	6.12	4.00	4.49	2.93	404	9,179.40	7,719.78
2007	7.45	4.59	5.46	4.01	658	10,311.61	8,837.97
2008	5.57	1.42	4.88	1.37	622	9,656.00	4,651.21
2009	4.63	1.49	4.57	1.44	1,188	7,261.24	4,226.31
First Quarter	2.89	1.49	2.79	1.44	673	5,968.84	4,226.31
Second Quarter	3.38	2.36	3.26	2.28	1,584	6,182.87	5,085.76
Third Quarter	4.13	2.96	4.08	2.86	1,480	7,047.13	5,624.57
Fourth Quarter	4.63	3.87	4.57	3.82	998	7,261.24	6,674.57
2010	5.82	3.39	5.82	3.39	867	7,964.02	6,434.81
First Quarter	5.07	3.84	5.01	3.79	1,179	7,478.86	6,713.87
Second Quarter	5.12	3.89	5.06	3.84	934	7,728.96	6,469.65
Third Quarter	4.23	3.39	4.18	3.39	677	7,310.32	6,434.81
Fourth Quarter	5.82	3.95	5.82	3.95	692	7,964.02	7,272.53
December	5.82	5.25	5.82	5.25	870	7,964.02	7,603.73
2011
First Quarter	6.55	5.22	6.55	5.22	1,454	8,507.90	7,929.87
January	6.45	5.49	6.45	5.49	772	8,207.06	7,966.09
February	6.55	5.71	6.55	5.71	1,567	8,507.90	8,272.57
March	6.00	5.22	6.00	5.22	1,954	8,465.45	7,929.87
Second Quarter
April	5.90	5.04	5.90	5.04	1,105	8,671.41	8,277.11
May	6.15	5.64	6.15	5.64	1,547	8,649.61	8,236.55
June (through June 3)	6.27	6.12	6.27	6.12	1,481	8,281.59	8,222.15

(1)	As adjusted retroactively to give effect to stock dividends paid in the periods indicated.

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

We were incorporated on March 23, 1984 as a company limited by shares under the ROC Company Law. Our authorized capital was NT$80,000,000,000, divided into 8,000,000,000 common shares, 6,052,219,212 of which were outstanding as of April 30, 2011. We do not have any equity in the form of preference shares or otherwise outstanding as of the date of this annual report.

With the approval of our board of directors and the ROC Financial Supervisory Commission, Executive Yuan, we may grant stock options to our employees, provided that NT$8,000,000,000 of our authorized capital is reserved for employee stock options and that the shares to be issued under any option plan shall not exceed 10% of our outstanding common shares and the total number of shares to be issued under all option plans shall not exceed 15%

of our outstanding common shares.  The exercise price of an option shall not be less than the closing price of our common shares on the Taiwan Stock Exchange on the grant date of the option. As of March 31, 2011, we had granted 673,410,500 options pursuant to employee stock option plans established on August 28, 2002, May 27, 2004, November 22, 2007 and April 20, 2010 to our full-time employees as well as to full-time employees of our domestic and foreign subsidiaries. See “Item 6.  Directors, Senior Management and Employees—Compensation—ASE Inc. Employee Bonus and Stock Option Plans.” We have 800,000,000 common shares reserved for issuance under our employee stock option plans.

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

Under the Regulations, foreign investors (other than PRC persons) are classified as either “onshore foreign investors” or “offshore foreign investors” according to their respective geographical location. Both onshore and offshore foreign investors are allowed to invest in ROC securities after they register with the Taiwan Stock Exchange. The Regulations further classify foreign investors into foreign institutional investors and foreign individual investors. “Foreign institutional investors” refer to those investors incorporated and registered in accordance with foreign laws outside of the ROC (i.e., offshore foreign institutional investors) or their branches set up and recognized within the ROC (i.e., onshore foreign institutional investors). Offshore overseas Chinese and foreign individual investors may be subject to a maximum investment ceiling that will be separately determined by the ROC Financial Supervisory Commission, Executive Yuan, after consultation with the Central Bank of the Republic of China (Taiwan). Currently, there is no maximum investment ceiling for offshore overseas Chinese and foreign individual investors. On the other hand, foreign institutional investors are not subject to any ceiling for investment in the ROC securities market.

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

Foreign investors (other than PRC persons) who wish to make (i) direct investments in the shares of ROC private companies or (ii) investment in 10% or more of the equity interest of an ROC company listed on the Taiwan Stock Exchange or the Over-the-Counter (Gretai) Securities Market in any single transaction, are required to submit a foreign investment approval application to the Investment Commission of the Ministry of Economic Affairs of the ROC or other applicable government authority. The Investment Commission or such other government authority reviews each foreign investment approval application and approves or disapproves each application after consultation with other governmental agencies (such as the Central Bank of the Republic of China (Taiwan) and the ROC Financial Supervisory Commission, Executive Yuan).

Under current ROC law, any non-ROC person possessing a foreign investment approval may remit capital for the approved investment and is entitled to repatriate annual net profits, interest and cash dividends attributable to the approved investment. Dividends attributable to such investment may be repatriated upon submitting certain required documents to the remitting bank, and investment capital and capital gains attributable to such investment may be repatriated after approvals of the Investment Commission or other government authorities have been obtained.

In addition to the general restriction against direct investment by foreign investors in securities of ROC companies, foreign investors (except in certain limited cases) are currently prohibited from investing in certain industries in the ROC pursuant to a “negative list,” as amended by the Executive Yuan. The prohibition on foreign investment in the prohibited industries specified in the negative list is absolute in the absence of a specific exemption from the application of the negative list. Pursuant to the negative list, certain other industries are restricted so that foreign investors (except in limited cases) may invest in these industries only up to a specified level and with the special  approval of the relevant competent authority that is responsible for enforcing the relevant legislation that the negative list is intended to implement.

The ROC Financial Supervisory Commission, Executive Yuan, announced on April 30, 2009 the Regulations Governing Mainland Chinese Investors’ Securities Investments ("PRC Regulations").  According to the PRC Regulations, a PRC qualified domestic institutional investor ("QDII") is allowed to invest in ROC securities (including less than 10% shareholding of an ROC company listed on Taiwan Stock Exchange or Over-the-Counter (GreTai) Securities Market). Nevertheless, the total investment amount of QDIIs cannot exceed US$500 million. The custodians of QDIIs must apply with the Taiwan Stock Exchange for the remittance amount for each QDII, which cannot exceed US$100 million, and QDII can only invest in the ROC securities market with the amount approved by the Taiwan Stock Exchange. In addition, QDIIs are currently prohibited from investing in certain industries, and their investment of certain other industries in a given company is restricted to a certain percentage pursuant to a list promulgated by the ROC Financial Supervisory Commission, Executive Yuan and amended from time to time. PRC investors other than QDII are prohibited from making investments in an ROC company listed on the Taiwan Stock Exchange or the Over-the-Counter (GreTai) Securities Market if the investment is less than 10% of the equity interest of such ROC company.

In addition to investments permitted under the PRC Regulations, PRC investors who wish to make (i) direct investment in the shares of ROC private companies or (ii) investments, individually or aggregately, in 10% or more of the equity interest of an ROC company listed on the Taiwan Stock Exchange or Over-the-Counter (GreTai) Securities Market are required to submit an investment approval application to the Investment Commission of the Ministry of Economic Affairs or other government authority. The Investment Commission or such other government authority reviews each investment approval application and approves or disapproves each application after consultation with other governmental agencies.

In addition to the general restriction against direct investment by PRC investors in securities of ROC companies, PRC investors may only invest in certain industries in the "positive list", as promulgated by the Executive Yuan.  Furthermore, a PRC investor who wishes to be elected as an ROC company’s director or supervisor shall also submit an investment approval application to the Investment Commission of the ROC Ministry of Economic Affairs or other government authority for approval.

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

Apart from trade-related foreign exchange transactions, ROC companies and individual residents of the ROC may, without foreign exchange approval, remit to and from the ROC foreign currency of up to US$50 million (or its equivalent) and US$5 million (or its equivalent) respectively in each calendar year. The above limits apply to remittances involving a conversion of NT dollars to a foreign currency and vice versa. In addition, a requirement is also imposed on all enterprises to register medium- and long-term foreign debt with the Central Bank of the Republic of China (Taiwan).

In addition, foreign persons may, subject to specified requirements but without foreign exchange approval of the Central Bank of the Republic of China (Taiwan), remit to and from the ROC foreign currencies of up to US$100,000 (or its equivalent) per remittance if the required documentation is provided to the ROC authorities. The above limit applies to remittances involving a conversion of NT dollars to a foreign currency and vice versa. The above limit does not, however, apply to the conversion of NT dollars into other currencies, including U.S. dollars, from the proceeds of sale of any underlying shares withdrawn from a depositary receipt facility.

TAXATION

ROC Taxation

The following discussion describes the material ROC tax consequences of the ownership and disposition of common shares or ADSs to a non-resident individual or non-resident entity that holds common shares or ADSs (referred to here as a “non-ROC holder”). As used in the preceding sentence, a “non-resident individual” is a non-ROC national who owns common shares or ADSs and is not physically present in the ROC for 183 days or more during any calendar year and a “non-resident entity” is a corporation or a non-corporate body that owns common shares or ADSs, is organized under the laws of a jurisdiction other than the ROC and has no fixed place of business or business agent in the ROC.

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

Securities Transaction Tax

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

Tax Treaty

At present, the ROC has income tax treaties with Indonesia, Singapore, New Zealand, Australia, the United Kingdom, South Africa, Gambia, Swaziland, Malaysia, Macedonia, the Netherlands, Senegal, Sweden, Belgium, Denmark, Israel, Vietnam, Paraguay, Hungary and France. These tax treaties may limit the rate of ROC withholding tax on dividends paid with respect to common shares in ROC companies. A non-ROC holder of ADSs will be considered as the beneficial owner of common shares for the purposes of such treaties. Accordingly, holders of ADSs who wish to apply a reduced withholding tax rate that is provided under a tax treaty should consult their own tax advisers concerning such application. The United States does not have an income tax treaty with the ROC.

United States Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences of the ownership and disposition of common shares or ADSs to those U.S. holders described below who hold such common shares or ADSs as capital assets for U.S. federal income tax purposes. As used herein, a “U.S. Holder” is a beneficial owner of common shares or ADSs that is for U.S. federal income tax purposes:

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

This discussion does not address all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances. In particular, it does not address all of the tax consequences that may be relevant to holders subject to special rules, including:

•	persons subject to the alternative minimum tax;

•	insurance companies;

•	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs”;

•	dealers or traders in securities who use a mark-to-market method of accounting for U.S. federal income tax purposes;

•	certain financial institutions;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons carrying on a trade or business outside the U.S.;

•	persons who hold or will hold common shares or ADSs as part of a straddle, hedge, conversion transaction, integrated transaction or similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	persons who own or are deemed to own 10% or more of our voting stock; or

•	persons who acquired our common shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation.

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

U.S. Holders should consult their tax advisers with regard to the application of the U.S. federal income tax laws to their common shares or ADSs as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Dividends

Distributions paid on common shares or ADSs (other than certain pro rata distributions of common shares to all shareholders, including holders of ADSs), including the amount of any ROC taxes withheld thereon, reduced by any credit against the withholding tax on account of the 10% retained earnings tax imposed on us, generally will constitute foreign source dividend income to the extent paid out of our current or accumulated earnings and profits as determined in accordance with U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. holders as dividends. The amount a U.S. Holder will be required to include in income for any dividend paid in NT dollars will be equal to the U.S. dollar value of the NT dollars paid, calculated by reference to the exchange rate in effect on the date the payment is received by the depositary (in the case of ADSs) or by a U.S. Holder (in the case of common shares), regardless of whether the payment is in fact converted into U.S. dollars on the date of receipt. If a U.S. Holder does not convert the amount of any dividend income received into U.S. dollars on the date of receipt and subsequently realizes gain or loss on a sale or other disposition of NT dollars, it generally will be U.S. source ordinary income or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. The amount of any dividend will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code.

Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, under current law, certain dividends paid by qualified foreign corporations to certain noncorporate U.S. holders in taxable years beginning before January 1, 2013 are taxable at a maximum rate of 15%. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the New York Stock Exchange, where our ADSs are traded. U.S. Holders should consult their tax advisers to determine whether the favorable rates may apply to dividends they receive and whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

Subject to applicable limitations and restrictions and the discussion above regarding concerns expressed by the U.S. Treasury, the ROC taxes withheld from dividend distributions, reduced by any credit against the withholding tax which is paid by the Company on account of the 10% retained earnings tax, will be eligible for credit against the U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex and, therefore, U.S. Holders should consult their tax advisers regarding the availability of foreign tax credits in their particular circumstances.  Instead of claiming a credit, U.S. Holders may, at their election, deduct such otherwise creditable ROC taxes in computing their taxable income, subject to generally applicable limitations under U.S. law.

Certain pro rata distributions of common shares by a company to its shareholders, including holders of ADSs, will not be subject to U.S. federal income tax. Accordingly, these distributions will not give rise to U.S. federal income against which the ROC tax imposed on these distributions may be credited. U.S. Holders should consult their tax advisers as to whether any ROC tax imposed on these pro rata distributions of common shares may be creditable against their foreign source income from other sources.

Capital Gains

U.S. Holders generally will recognize U.S.-source capital gain or loss for U.S. federal income tax purposes on the sale or exchange of common shares or ADSs, which will be long-term capital gain or loss if the common shares or ADSs were held for more than one year.  The amount of gain or loss will be equal to the difference between their tax basis in the common shares or ADSs disposed of and the amount realized on disposition, in each case as determined in U.S. dollars. A U.S. Holder’s basis in its common shares or ADSs will generally equal the U.S. Holder’s cost of such ADSs or common shares. If a U.S. Holder receives common stock or ADSs in a non-taxable pro rata distribution with respect to its ADSs or common shares (“new securities”), the basis of such new securities must be determined by allocating the basis of the ADS or common shares with respect to which the new securities were issued (“old securities”) between the old securities and new securities in proportion to their fair market values on the date of distribution. U.S. Holders should consult their tax advisers about the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate taxpayers, and capital losses, the deductibility of which may be limited.

Passive Foreign Investment Company Rules

We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our 2010 taxable year.  However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year.  If we were treated as a PFIC for any taxable year during which a U.S. Holder held a common share or an ADS, certain adverse consequences could apply to the U.S. Holder.

If we are a PFIC in any taxable year, a U.S. Holder may be required to file an annual report with the Internal Revenue Service, or the IRS, containing such information as the U.S. Treasury may require.

Information Reporting and Backup Withholding

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding unless (i) the U.S. Holder is an exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

For taxable years beginning after March 18, 2010, new legislation requires certain U.S. Holders who are individuals to report information relating to stock of a non-U.S. person, subject to certain exceptions (including an exception for stock held in custodial accounts maintained by a U.S. financial institution). U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of this legislation on their ownership and disposition of common shares or ADSs.

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

Interest Rate Risk.  Our exposure to interest rate risks relates primarily to our long-term floating rate loans, which is normally incurred to support our corporate activities and capital expenditures.

We entered into several interest rate swap contracts to mitigate the interest rate risk on our long-term loans. In August 2008, we entered into a set of contracts in the amount of NT$12,000.0 million, all of which expires in March 2013. In February 2009, we entered into another set of contracts in the amount of NT$5,500.0 million, all of which expire in March 2013. We also entered into a set of contracts in April 2009 in the amount of US$200.0 million, all of which expired in May 2011. The notional amounts as of December 31, 2010 are NT$8,700.0 million, NT$3,987.5 million and US$200.0 million, respectively. Interest receipt and payment were based on a floating rate of 0.261%~0.625% and fixed rates of 0.96%~2.48% as of December 31, 2010.  See note 26(h) to our consolidated financial statements for details of these contracts.

The fair value of these contracts as of December 31, 2010 was negative NT$189.5 million (US$6.5 million) and we recognized them as hedging derivative liabilities-current of NT$30.2 million (US$1.0 million) and hedging derivative liabilities-noncurrent of NT$159.3 million (US$5.5 million) with an adjustment to shareholders’ equity.

The tables below set forth information relating to our significant obligations, including interest rate swap, short-term borrowings, long-term bank loans and capital lease obligations, that are sensitive to interest rate fluctuations as of December 31, 2010.

	Expected Maturity Date
	2011	2012	2013	2014	2015	Thereafter	Total	Fair Value
	(in millions, except percentage)
Interest Rate Swaps
Variable to Fixed (US$)	200.0	–	–	–	–	–	200.0	(1.0)
Average pay rate	1.52%	–	–	–	–	–	1.52%
Average receive rate	0.26%	–	–	–	–	–	0.26%
Variable to Fixed (NT$)	5,075.0	5,075.0	2,537.5	–	–	–	12,687.5	(159.3)
Average pay rate	2.00%	2.00%	2.00%	–	–	–	2.00%
Average receive rate	0.83%	1.31%	1.60%	–	–	–	1.25%

	Expected Maturity Date
	2011	2012	2013	2014	2015	Thereafter	Total	Fair Value
	(in millions, except percentages)
Short-term borrowings:
Variable rate (NT$)	300.0	–	–	–	–	–	300.0	300.0
Average interest rate	0.98%	–	–	–	–	–	0.98%
Variable rate (US$)	399.9	–	–	–	–	–	399.9	399.9
Average interest rate	2.82%	–	–	–	–	–	2.82%
Variable rate (CNY)	500.3	–	–	–	–	–	500.3	500.3
Average interest rate	4.76%	–	–	–	–	–	4.76%
Long-term bank loans and capital lease obligations:
Variable rate (NT$)	8,746.1	17,730.4	7,542.9	2,475.4	357.1	–	36,851.9	36,851.9
Average interest rate	1.92%	1.83%	2.43%	2.55%	2.47%	–	2.03%
Fixed rate (NT$)	2.1	0.3	–	–	–	–	2.4	2.4
Average interest rate	5.72%	0.3%	–	–	–	–	6.01%
Variable rate (US$)	294.3	259.8	54.1	20.0	10.0	–	638.2	638.2
Average interest rate	1.72%	2.56%	3.91%	4.49%	5.05%	–	2.39%
Fixed rate (US$)	0.9	0.4	–	–	–	–	1.3	1.3
Average interest rate	2.75%	2.16%	–	–	–	–	2.58%

Foreign Currency Exchange Rate Risk. Our foreign currency exposure gives rise to market risk associated with exchange rate movements against the NT dollar, our functional currency. Currently, the majority of our revenues are denominated in U.S. dollars, with a portion denominated in NT dollars and Japanese yen. Our costs of revenues and operating expenses are incurred in several currencies, primarily in NT dollars, U.S. dollars and Chinese yuan, as well as, to a lesser extent, Japanese yen, Korean won and Malaysian ringgit. In addition, a substantial portion of our capital expenditures, primarily for the purchase of packaging and testing equipment, has been, and is expected to continue to be, denominated primarily in U.S. dollars with the remainder in Japanese yen. The majority of our borrowings are denominated in NT dollars and U.S. dollars, as well as, to a lesser extent, Chinese yuan. Fluctuations in exchange rates, primarily among the U.S. dollar, the NT dollar, the Chinese yuan and the Japanese yen, will affect our costs and operating margins and could result in exchange losses and increased costs in NT dollar and other local currency terms.

Despite hedging and mitigating techniques implemented by us, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations.  We recorded net foreign exchange gains of NT$282.0 million, NT$4.2 million and NT$317.6 million (US$10.9 million) in 2008, 2009 and 2010, respectively. In 2008, 2009 and 2010, the average exchange rate of the NT dollar to the U.S. dollar was 31.52, 33.02 and 31.50, respectively, calculated based on the statistical release by the Federal Reserve Board. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign currency exchange rates, we utilize currency forward contracts, swap contracts and cross currency swap contracts from time to time to reduce the impact of foreign currency fluctuations on our results of operations. Our policy is to account for these contracts on a mark-to-market rate basis.

The table below sets forth the outstanding cross currency swap contracts as of December 31, 2010, which will expire in 2011.

Notional Amount	NT$ Interest Rate Paid (Received) %	US$ Interest Rate Received %	Fair Value

NT$5,292.9 million/US$166.0 million	(0.60)-(0.22)	0.261-0.265	Negative US$17.418 million
US$65.0 million/NT$2,054.3 million	-	0.35-0.83	US$5.617 million

The table below sets forth our outstanding forward exchange contracts and swap contracts, for which the expected maturity dates are in 2011, in aggregate terms by type of contract as of December 31, 2010.

Forward Exchange Contracts and Swap Contracts

	Forward Exchange Contracts	Swap Contracts
Sell US$ against NT$
Notional Amount	US$58.3 million	US$151.1 million
Weighted Average Strike Price	US$/NT$29.448	US$/NT$30.074
Fair Value	US$0.623 million	US$4.603 million

Buy US$ against NT$
Notional Amount	US$24.0 million	US$363.0 million
Weighted Average Strike Price	US$/NT$29.792	US$/NT$29.997
Fair Value	Negative US$0.404 million	Negative US$13.515 million

Sell US$ against JP¥
Notional Amount	US$23.6 million	US$49.3 million
Weighted Average Strike Price	US$/JP¥83.162	US$/JP¥83.225
Fair Value	US$0.543 million	US$1.315 million

Sell US$ against CNY
Notional Amount	US$13.0 million	-
Weighted Average Strike Price	US$/CNY6.653	-
Fair Value	US$0.101 million	-

	Forward Exchange Contracts	Swap Contracts
Sell US$ against MYR
Notional Amount	US$13.0 million	-
Weighted Average Strike Price	US$/MYR3.131	-
Fair Value	US$0.168 million	-

Sell US$ against SGD
Notional Amount	US$4.3 million	-
Weighted Average Strike Price	US$/SGD1.310	-
Fair Value	US$0.079 million	-

Sell US$ against EUR
Notional Amount	US$1.3 million	-
Weighted Average Strike Price	EUR/US$1.325	-
Fair Value	US$0.011 million	-

Buy US$ against EUR
Notional Amount	US$3.9 million	-
Weighted Average Strike Price	EUR/US$1.349	-
Fair Value	US$0.074 million	-

Other Market Risk.  Our exposure to other market risk relates primarily to our investments in publicly-traded stock, financial notes, private-placement shares and open-end mutual funds. The value of these investments may fluctuate based on various factors including prevailing market conditions. Moreover, the fair value of investments in unlisted securities may be significantly different from their carrying value. Of our investments in publicly-traded stocks, government and financial notes and open-end mutual funds held as of December 31, 2010, NT$973.3 million (US$33.4 million) were classified as financial assets held for trading and NT$648.5 million (US$22.3 million) were classified as available-for-sale financial assets. If the fair values of these investments fluctuate by 1%, our profit will increase or decrease by approximately NT$16.0 million (US$0.5 million) for the same period. In addition, fluctuations in gold prices may also affect the price at which we have been able to purchase gold wire. How this will impact the results of our operations depends on whether such costs can be transferred onto our customers.

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

Depositary Payments

In 2010, we did not receive any payments from Citibank, N.A, the depositary bank for our ADR programs.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.  Controls and Procedures

Disclosure Controls and Procedures

As of December 31, 2010, we, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15(d)-15(e) under the Exchange Act. Our management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective for recording, processing, summarizing and reporting, within the time periods specified in the SEC’s rules and forms, information required to be disclosed in the reports we file or submit under the Exchange Act, and for accumulating and communicating such information to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on this assessment, management concluded that, as of December 31, 2010, our internal control over financial reporting is effective based on those criteria.

Our independent registered public accounting firm, Deloitte & Touche, independently assessed the effectiveness of our internal control over financial reporting. Deloitte & Touche has issued an attestation report, which is included below.

Report of the Independent Registered Public Accounting Firm

To: the Board of Directors and Shareholders of
Advanced Semiconductor Engineering, Inc.

We have audited the internal control over financial reporting of Advanced Semiconductor Engineering, Inc. and its subsidiaries (the “Company”) as of December 31, 2010, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with auditing standards generally accepted in the Republic of China and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Company and our report dated April 28, 2011 expressed an unqualified opinion on those financial statements and included explanatory paragraphs regarding (i) the completion of tender offerings for the common shares of Universal Scientific Industrial Co., Ltd. in February and August 2010, respectively; (ii) the reconciliation to accounting principles generally accepted in the United States of America; and (iii) the convenience translation of New Taiwan dollar amounts into U.S. dollar amounts.

/s/ Deloitte & Touche
Taipei, Taiwan
The Republic of China
April 28, 2011

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

	For the Year Ended December 31,
	2009	2010
	NT$	NT$	US$
	(in thousands)
Audit fees(1)	95,204.8	147,430.7	5,059.4
Tax fees(2)	7,830.0	10,767.1	369.5
All other fees(3)	10,411.9	34,186.2	1,173.2
Total	113,446.7	192,384.0	6,602.1

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

(3)	Other fees primarily consist of fees for assistance with IFRS implementation and agreed-upon procedures as required by the ROC government for capital investments in the PRC.

Item 16D.  Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

On November 29, 2010, we announced a share repurchase program to repurchase up to 37.0 million of our common shares at prices between NT$25.0 to NT$41.0 per share during the period from November 30, 2010 to January 28, 2011. This share repurchase program concluded on December 6, 2010, when a total of 37.0 million of our common shares had been repurchased pursuant to this program.  As of January 19, 2011, all of these common shares we repurchased had been cancelled.  The table below sets forth certain information about the repurchase of our common shares under this share repurchase program.

Period	(a) Total Number of Common Shares Purchased	(b) Average Price Paid Per Common Share	(c) Total Number of Common Shares Purchased as Part of Publicly Announced Programs	(d) Maximum Number (or Approximate Dollar Value) of Common Shares that May Yet Be Purchased Under the Programs
November 2010 (November 30, 2010)	7,300,000	31.48	7,300,000	29,700,000
December 2010 (December 1, 2010 – December 6, 2010)	29,700,000	32.17	29,700,000	-
Total	37,000,000	32.03	37,000,000	-

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

Compensation committee
Listed companies must have a compensation committee composed entirely of independent directors and governed by a written charter that	We do not have a compensation committee but are required by the new regulations promulgated by the Financial Supervisory Commission (the “FSC”) in March 2011 to establish a compensation provides for certain responsibilities of the committee set out in the NYSE listing standards.
committee by September 30, 2011. We plan to establish a compensation committee by September 30, 2011 and the charter of such committee will contain similar responsibilities as those provided under NYSE listing standards.

Audit committee
Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.
We have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.
Pursuant to the ROC Securities and Exchange Law, beginning January 1, 2007, public companies shall either establish an audit committee satisfying specified requirements or install supervisors.  Under certain circumstances, public companies may be required by the FSC to establish an audit committee.  In addition to our Rule 10A-3 audit committee, we currently have supervisors pursuant to the ROC Securities and Exchange Law.

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

PART III

Item 17.  Financial Statements

The Company has elected to provide financial statements for fiscal year 2010 and the related information pursuant to Item 18.

Item 18.  Financial Statements

Reference is made to pages F-1 to F-85 of this annual report.

The consolidated financial statements of the Company and the report thereon by its independent registered public accounting firm listed below are attached hereto as follows:

(a)	Report of Independent Registered Public Accounting Firm of the Company dated April 28, 2011 (page F-1 to F-2).

(b)	Consolidated Balance Sheets of the Company and subsidiaries as of December 31, 2009 and 2010 (page F-3).

(c)	Consolidated Statements of Income of the Company and subsidiaries for the years ended December 31, 2008, 2009 and 2010 (page F-4 to F-5).

(d)	Consolidated Statements of Changes in Shareholders’ Equity of the Company and subsidiaries for the years ended December 31, 2008, 2009 and 2010 (page F-6).

(e)	Consolidated Statements of Cash Flows of the Company and subsidiaries for the years ended December 31, 2008, 2009 and 2010 (pages F-7 to F-10).

(f)	Notes to Consolidated Financial Statements of the Company and subsidiaries (pages F-11 to F-85).

Item 19.  Exhibits

1.	Articles of Incorporation of the Registrant (English translation of Chinese).

2.	(a)
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

Date: June 17, 2011

Advanced Semiconductor Engineering, Inc. and Subsidiaries

Consolidated Financial Statements as of
December 31, 2009 and 2010 and for the
Years Ended December 31, 2008, 2009 and 2010 and
Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Advanced Semiconductor Engineering, Inc.

We have audited the accompanying consolidated balance sheets of Advanced Semiconductor Engineering, Inc. (a corporation incorporated under the laws of the Republic of China) and its subsidiaries (collectively, the “Company”) as of December 31, 2009 and 2010, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2010, all expressed in New Taiwan dollars.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2009 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the ROC.

As discussed in Note 2 to the consolidated financial statements, the Company completed the tender offerings for the common shares of Universal Scientific Industrial Co., Ltd. (“USI”) in February and August 2010, respectively.  Thereafter, the USI shareholdings held by the Company were increased to 98.9%.  As a result, the consolidated results of operations of USI and its subsidiaries from the date of acquisition to December 31, 2010 have been included in the consolidated financial statements referred to above.

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

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 28, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche
Taipei, Taiwan
The Republic of China
April 28, 2011

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Amounts in Thousands, Except Par Value)

	December 31				December 31
	2009	2010			2009	2010
ASSETS	NT$	NT$	US$ (Note 2)	LIABILITIES AND SHAREHOLDERS’ EQUITY	NT$	NT$	US$ (Note 2)

CURRENT ASSETS				CURRENT LIABILITIES
Cash and cash equivalents (Notes 2 and 4)	$22,557,494	$23,397,557	$802,936	Short-term borrowings (Note 17)	$13,024,993	$14,154,518	$485,742
Financial assets at fair value through profit or loss - current (Notes 2 and				Financial liabilities at fair value through profit or loss - current (Notes 2
5)	1,024,711	1,195,273	41,018	and 5)	74,530	488,818	16,775
Available-for-sale financial assets - current (Notes 2 and 6)	3,995,524	338,094	11,603	Hedging derivative liabilities - current (Notes 2 and 26)	122,495	457,494	15,700
Hedging derivative assets - current (Notes 2 and 26)	-	163,670	5,617	Accounts payable	8,954,015	24,389,249	836,968
Accounts receivable, net (Notes 2 and 7)	17,811,541	32,870,448	1,128,018	Income tax payable (Note 2)	1,181,485	2,739,711	94,019
Other receivables	1,226,747	1,590,006	54,564	Accrued expenses (Notes 18 and 20)	4,346,028	7,843,657	269,172
Guarantee deposits – current	256,876	14,914	512	Payable for properties	3,433,235	4,085,408	140,199
Inventories (Notes 2, 3 and 8)	4,955,227	13,170,779	451,983	Advance real estate receipts (Note 2)	1,507,472	41,375	1,420
Inventories related to construction business (Notes 2, 9 and 13)	7,251,193	10,125,370	347,473	Current portion of long-term bank loans (Notes 19 and 28)	923,284	2,990,176	102,614
Deferred income tax assets - current (Notes 2 and 24)	893,622	919,261	31,546	Current portion of capital lease obligations (Note 2)	12,055	28,838	990
Other current assets	1,425,810	1,813,553	62,236	Other current liabilities	994,497	2,515,258	86,316

Total current assets	61,398,745	85,598,925	2,937,506	Total current liabilities	34,574,089	59,734,502	2,049,915

LONG-TERM INVESTMENTS				LONG-TERM LIABILITIES
Available-for-sale financial assets - noncurrent (Notes 2 and 6)	-	310,426	10,653	Hedging derivative liabilities - noncurrent (Notes 2 and 26)	311,778	159,279	5,466
Financial assets carried at cost - noncurrent (Notes 2 and 10)	692,059	843,740	28,955	Long-term bank loans (Notes 19 and 28)	48,990,517	52,363,718	1,796,970
Bond investments with no active market - noncurrent (Notes 2 and 11)	96,090	87,420	3,000	Capital lease obligations (Note 2)	3,718	10,782	370
Equity method investments (Notes 2 and 12)	4,371,841	1,158,498	39,756
				Total long-term liabilities	49,306,013	52,533,779	1,802,806
Total long-term investments	5,159,990	2,400,084	82,364
				OTHER LIABILITIES
PROPERTY, PLANT AND EQUIPMENT (Notes 2, 13, 28 and 29)				Accrued pension cost (Notes 2 and 20)	2,729,844	3,250,439	111,546
Cost				Deferred income tax liabilities (Notes 2 and 24)	180,955	372,525	12,784
Land	2,374,530	3,065,169	105,188	Other	470,200	409,195	14,042
Buildings and improvements	41,186,763	50,322,341	1,726,916
Machinery and equipment	131,206,473	157,001,044	5,387,819	Total other liabilities	3,380,999	4,032,159	138,372
Transportation equipment	201,003	247,876	8,506
Furniture and fixtures	3,800,859	5,097,742	174,940	Total liabilities	87,261,101	116,300,440	3,991,093
Leased assets and leasehold improvements	343,204	436,640	14,984
Total cost	179,112,832	216,170,812	7,418,353	EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Less: Accumulated depreciation	(109,231,262)	(122,437,240)	(4,201,690)	Capital stock (Note 21)
Less: Accumulated impairment	(5,401)	(191,210)	(6,561)	Common Stock - at par value of NT$10 each
	69,876,169	93,542,362	3,210,102	Authorized - 8,000,000 thousand shares
Construction in progress	4,167,279	1,773,002	60,844	Issued - 5,479,878 thousand shares in 2009 and 6,051,987 thousand shares
Machinery in transit and prepayments	5,320,412	4,538,548	155,750	in 2010	54,798,783	60,519,872	2,076,866
				Capital received in advance	135,205	299,698	10,285
Property, plant and equipment, net	79,363,860	99,853,912	3,426,696	Total capital stock	54,933,988	60,819,570	2,087,151
				Capital surplus (Notes 21 and 22)
INTANGIBLE ASSETS (Notes 2 and 14)				Capital in excess of par value	1,311,421	1,197,845	41,107
Goodwill	9,419,005	10,408,023	357,173	Treasury stock transactions	827,285	2,136,353	73,313
Land use rights	1,385,144	2,173,907	74,602	Long-term investments	3,538,222	3,527,240	121,045
Other intangible assets	1,428,549	2,666,190	91,496	Employee stock options	-	319,147	10,952
				Other	656,827	-	-
Total intangible assets	12,232,698	15,248,120	523,271	Total capital surplus	6,333,755	7,180,585	246,417
				Retained earnings (Note 21)	13,229,409	24,972,944	856,999
OTHER ASSETS				Other equity adjustments (Notes 2, 6, 20 and 21)
Assets leased to others (Notes 2 and 15)	586,067	20,889	716	Unrealized gain on financial instruments	25,498	246,303	8,452
Idle assets (Notes 2 and 16)	419,781	1,249,047	42,864	Cumulative translation adjustments	3,276,508	(1,120,618)	(38,456)
Guarantee deposits - noncurrent	50,628	78,453	2,692	Unrecognized pension cost	(248,641)	(398,103)	(13,662)
Deferred charges (Note 2)	958,560	1,381,510	47,409	Treasury stock - 322,532 thousand shares in 2009 and 151,792 thousand
Deferred income tax assets - noncurrent (Notes 2 and 24)	1,621,017	2,067,877	70,964	shares in 2010	(5,934,491)	(3,144,312)	(107,904)
Restricted assets (Note 28)	177,565	236,516	8,117	Total other equity adjustments	(2,881,126)	(4,416,730)	(151,570)
Other	5,884	4,432	152
				Total equity attributable to shareholders of the parent	71,616,026	88,556,369	3,038,997
Total other assets	3,819,502	5,038,724	172,914
				MINORITY INTEREST	3,097,668	3,282,956	112,661

				Total shareholders' equity	74,713,694	91,839,325	3,151,658

TOTAL	$161,974,795	$208,139,765	$7,142,751	TOTAL	$161,974,795	$208,139,765	$7,142,751

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated April 28, 2011)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(Amounts in Thousands, Except Per Share Data)

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$	US$ (Note 2)
NET REVENUES (Notes 2 and 9)
Packaging	$73,391,622	$67,935,456	$101,071,294	$3,468,473
Testing	19,021,360	15,795,108	21,956,997	753,500
Electronic manufacturing service	-	-	59,577,374	2,044,522
Other	2,017,930	2,044,750	6,137,132	210,608

Total net revenues	94,430,912	85,775,314	188,742,797	6,477,103

COST OF REVENUES (Notes 3, 8, 9 and 23)
Packaging	58,917,026	55,387,593	79,750,674	2,736,811
Testing	12,766,132	11,342,103	13,711,338	470,533
Electronic manufacturing service	-	-	53,095,183	1,822,072
Other	664,571	703,948	1,641,029	56,315

Total cost of revenues	72,347,729	67,433,644	148,198,224	5,085,731

GROSS PROFIT	22,083,183	18,341,670	40,544,573	1,391,372

OPERATING EXPENSES (Notes 23 and 27)
Research and development	3,671,204	3,611,950	6,162,191	211,469
Selling	1,158,637	1,209,199	2,909,643	99,850
General and administrative	5,694,224	4,310,692	7,373,733	253,045

Total operating expenses	10,524,065	9,131,841	16,445,567	564,364

INCOME FROM OPERATIONS	11,559,118	9,209,829	24,099,006	827,008

NON-OPERATING INCOME AND GAINS
Interest income (Note 26)	326,772	173,870	215,228	7,386
Gain on valuation of financial assets, net (Notes 2 and 5)	286,914	934,938	1,169,434	40,132
Equity in earnings of equity method investments (Notes 2 and 12)	77,450	330,117	72,980	2,504
Foreign exchange gain, net (Note 2)	282,031	4,203	317,553	10,898
Other (Note 15)	671,627	620,194	781,752	26,827

Total non-operating income and gains	1,644,794	2,063,322	2,556,947	87,747

NON-OPERATING EXPENSES AND LOSSES
Interest expense (Notes 2, 9, 13 and 26)	1,813,296	1,508,023	1,386,011	47,564
Loss on valuation of financial liabilities, net (Notes 2 and 5)	732,204	645,774	1,092,316	37,485
Loss on disposal of property, plant and equipment (Note 2)	6,910	26,208	445,276	15,281
Impairment loss (Notes 2, 6, 10, 12, 13 and 16)	293,319	11,117	251,402	8,627
Other	882,418	693,639	657,319	22,557

Total non-operating expenses and losses	3,728,147	2,884,761	3,832,324	131,514

INCOME BEFORE INCOME TAX	9,475,765	8,388,390	22,823,629	783,241

INCOME TAX EXPENSE (Notes 2 and 24)	2,268,282	1,484,922	3,628,740	124,528

NET INCOME	$7,207,483	$6,903,468	$19,194,889	$658,713

ATTRIBUTABLE TO
Shareholders of the parent	$6,160,052	$6,744,546	$18,337,500	$629,290
Minority interest	1,047,431	158,922	857,389	29,423

	$7,207,483	$6,903,468	$19,194,889	$658,713
 (Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(Amounts in Thousands, Except Per Share Data)

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$	US$ (Note 2)

EARNINGS PER SHARE (Note 25)
Basic earnings per share
Before income tax	$1.24	$1.35	$3.22	$0.11
After income tax	$1.04	$1.19	$3.10	$0.11

Diluted earnings per share
Before income tax	$1.21	$1.33	$3.16	$0.11
After income tax	$1.02	$1.17	$3.04	$0.10

EARNINGS PER ADS (Note 25)
Basic earnings per ADS
Before income tax	$6.19	$6.75	$16.11	$0.55
After income tax	$5.19	$5.94	$15.52	$0.53

Diluted earnings per ADS
Before income tax	$6.06	$6.67	$15.79	$0.54
After income tax	$5.08	$5.86	$15.21	$0.52

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated April 28, 2011)
(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Amount in Thousands)

				Retained Earnings			Other Equity Adjustments
							Unrealized
		Capital					Gain (Loss)	Cumulative	Unrecognized			Total
		Received		Legal	Unappropriated		on Financial	Translation	Pension	Treasury	Minority	Shareholders’
	Capital Stock	in Advance	Capital Surplus	Reserve	Earnings	Total	Instruments	Adjustments	Cost	Stock	Interest	Equity

New Taiwan Dollars

BALANCE, JANUARY 1, 2008	$54,475,589	$491,883	$6,394,834	$1,698,504	$12,199,709	$13,898,213	$402,518	$2,179,808	$(6,516)	$(2,662,968)	$14,566,527	$89,739,888
Appropriations of 2007 earnings
Legal reserve	-	-	-	1,216,525	(1,216,525)	-	-	-	-	-	-	-
Compensation to directors and supervisors	-	-	-	-	(216,000)	(216,000)	-	-	-	-	-	(216,000)
Bonus to employees - cash	-	-	-	-	(383,205)	(383,205)	-	-	-	-	-	(383,205)
Bonus to employees - stock	383,205	-	-	-	(383,205)	(383,205)	-	-	-	-	-	-
Cash dividends - 17.1%	-	-	-	-	(9,361,728)	(9,361,728)	-	-	-	-	-	(9,361,728)
Stock dividends - 0.9%	492,723	-	-	-	(492,723)	(492,723)	-	-	-	-	-	-
Issuance of common stock from capital surplus	1,094,939	-	(1,094,939)	-	-	-	-	-	-	-	-	-
Adjustment of equity method investments	-	-	1,014	-	-	-	(432,247)	-	(8,190)	(3,271,523)	(250,883)	(3,961,829)
Cash dividends received by subsidiaries from parent company	-	-	535,100	-	-	-	-	-	-	-	-	535,100
Change in unrealized gain (loss) on available-for-sale financial assets	-	-	-	-	-	-	(18,014)	-	-	-	-	(18,014)
Change in unrealized gain (loss) on cash flow hedging financial instruments	-	-	-	-	-	-	(391,695)	-	-	-	-	(391,695)
Stock options exercised by employees	198,067	(58,565)	101,268	-	-	-	-	-	-	-	-	240,770
Conversion of convertible bonds	259,755	(429,931)	436,010	-	-	-	-	-	-	-	-	265,834
Net income in 2008	-	-	-	-	6,160,052	6,160,052	-	-	-	-	1,047,431	7,207,483
Changes in minority interest	-	-	-	-	-	-	-	-	-	-	1,435,527	1,435,527
Changes in minority interest from acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	-	(14,509,854)	(14,509,854)
Cumulative translation adjustments	-	-	-	-	-	-	-	2,694,149	-	-	-	2,694,149
Change in net loss not recognized as pension cost	-	-	-	-	-	-	-	-	(215,695)	-	-	(215,695)
Acquisition of treasury stock - 108,700 thousand shares	-	-	-	-	-	-	-	-	-	(1,099,989)	-	(1,099,989)
BALANCE, DECEMBER 31, 2008	56,904,278	3,387	6,373,287	2,915,029	6,306,375	9,221,404	(439,438)	4,873,957	(230,401)	(7,034,480)	2,288,748	71,960,742
Appropriations of 2008 earnings
Legal reserve	-	-	-	616,005	(616,005)	-	-	-	-	-	-	-
Cash dividends - 5.0%	-	-	-	-	(2,736,568)	(2,736,568)	-	-	-	-	-	(2,736,568)
Adjustment of equity method investments	-	-	1,369	-	27	27	380,464	-	8,793	-	-	390,653
Cash dividends received by subsidiaries from parent company	-	-	160,895	-	-	-	-	-	-	-	-	160,895
Change in unrealized gain (loss) on cash flow hedging financial instruments	-	-	-	-	-	-	84,472	-	-	-	-	84,472
Stock options exercised by employees	74,245	131,818	32,726	-	-	-	-	-	-	-	-	238,789
Net income in 2009	-	-	-	-	6,744,546	6,744,546	-	-	-	-	158,922	6,903,468
Changes in minority interest	-	-	-	-	-	-	-	-	-	-	213,335	213,335
Cumulative translation adjustments	-	-	-	-	-	-	-	(1,597,449)	-	-	433,118	(1,164,331)
Change in net loss not recognized as pension cost	-	-	-	-	-	-	-	-	(27,033)	-	3,545	(23,488)
Acquisition of treasury stock - 109,274 thousand shares	-	-	-	-	-	-	-	-	-	(1,314,273)	-	(1,314,273)
Retirement of treasury stock - 217,974 thousand shares	(2,179,740)	-	(234,522)	-	-	-	-	-	-	2,414,262	-	-
BALANCE, DECEMBER 31, 2009	54,798,783	135,205	6,333,755	3,531,034	9,698,375	13,229,409	25,498	3,276,508	(248,641)	(5,934,491)	3,097,668	74,713,694
Appropriations of 2009 earnings
Legal reserve	-	-	-	674,455	(674,455)	-	-	-	-	-	-	-
Stock dividends - 8.4%	4,615,775	-	-	-	(4,615,775)	(4,615,775)	-	-	-	-	-	-
Cash dividends - 3.6%	-	-	-	-	(1,978,190)	(1,978,190)	-	-	-	-	-	(1,978,190)
Issuance of common stock from capital surplus	879,195	-	(879,195)	-	-	-	-	-	-	-	-	-
Adjustment of equity method investments	-	-	(9,510)	-	-	-	124,744	-	(22,109)	-	-	93,125
Change in unrealized gain (loss) on available-for-sale financial assets	-	-	-	-	-	-	(9,290)	-	-	-	(2,467)	(11,757)
Disposal of treasury stock held by subsidiaries	-	-	1,271,532	-	-	-	-	-	-	3,975,384	-	5,246,916
Disposal of equity method investments	-	-	(1,472)	-	-	-	-	-	8	-	-	(1,464)
Cash dividends received by subsidiaries from parent company	-	-	37,536	-	-	-	-	-	-	-	-	37,536
Change in unrealized gain (loss) on cash flow hedging financial instruments	-	-	-	-	-	-	105,351	-	-	-	-	105,351
Compensation recognized for employee stock options granted	-	-	319,147	-	-	-	-	-	-	-	-	319,147
Stock options exercised by employees	226,119	164,493	108,792	-	-	-	-	-	-	-	-	499,404
Net income in 2010	-	-	-	-	18,337,500	18,337,500	-	-	-	-	857,389	19,194,889
Changes in minority interest	-	-	-	-	-	-	-	-	-	-	(453,713)	(453,713)
Changes in minority interest from acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	-	(130,034)	(130,034)
Cumulative translation adjustments	-	-	-	-	-	-	-	(4,397,126)	-	-	(82,906)	(4,480,032)
Change in net loss not recognized as pension cost	-	-	-	-	-	-	-	-	(127,361)	-	(2,981)	(130,342)
Acquisition of treasury stock - 37,000 thousand shares	-	-	-	-	-	-	-	-	-	(1,185,205)	-	(1,185,205)
BALANCE, DECEMBER 31, 2010	$60,519,872	$299,698	$7,180,585	$4,205,489	$20,767,455	$24,972,944	$246,303	$(1,120,618)	$(398,103)	$(3,144,312)	$3,282,956	$91,839,325
U.S. Dollars (Note 2)

BALANCE, DECEMBER 31, 2010	$2,076,866	$10,285	$246,417	$144,320	$712,679	$856,999	$8,452	$(38,456)	$(13,662)	$(107,904)	$112,661	$3,151,658
The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated April 28, 2011)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$	US$ (Note 2)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$7,207,483	$6,903,468	$19,194,889	$658,713
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	16,333,515	16,775,929	18,473,333	633,951
Amortization	911,337	862,153	1,381,140	47,397
Impairment loss	293,319	11,117	251,402	8,627
Compensation cost for employee stock options granted	-	-	319,147	10,952
Equity in earnings of equity method investments	(77,450)	(330,117)	(72,980)	(2,504)
Cash dividends received from equity method investments	292,094	82,299	20,589	706
Loss on disposal of property, plant and equipment	6,910	26,280	445,276	15,281
Provision for inventory valuation and obsolescence	510,038	191,904	340,268	11,677
Deferred income taxes	701,722	229,744	55,764	1,914
Other	206,604	380,136	(783,535)	(26,889)
Changes in operating assets and liabilities
Financial assets for trading	1,064,514	(487,231)	(75,120)	(2,578)
Accounts receivable	7,474,046	(6,470,810)	(1,248,494)	(42,845)
Other receivable	223,690	(129,022)	(617,803)	(21,201)
Inventories	767,071	(1,509,143)	(2,171,624)	(74,524)
Construction in progress related to property development	(591,148)	(6,107,080)	(2,874,177)	(98,633)
Other current assets	96,399	(411,045)	(132,716)	(4,554)
Financial liabilities for trading	38,545	(8,346)	410,778	14,097
Accounts payable	(4,345,030)	3,786,668	1,656,567	56,848
Income tax payable	27,949	(83,789)	1,462,879	50,202
Accrued expenses	111,446	259,250	2,239,267	76,845
Advance real estate receipts	-	1,507,472	(1,466,097)	(50,312)
Other current liabilities	(524,255)	37,391	156,341	5,365

Net cash provided by operating activities	30,728,799	15,517,228	36,965,094	1,268,535

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale financial assets	(7,692,649)	(42,695,001)	(16,670,994)	(572,100)
Proceeds from disposal of available-for-sale financial assets	16,714,277	38,971,185	20,883,928	716,676
Acquisition of bond investments with no active market	(450,000)	(97,740)	-	-
Proceeds from disposal of bond investments with no active market	-	450,000	-	-
Acquisition of financial assets carried at cost	(74,477)	(154,544)	(42,892)	(1,472)
Cash received from return of capital by financial assets carried at cost	6,295	3,203	28,556	980
Proceeds from disposal of held-to-maturity financial assets	50,000	-	-	-
Acquisition of equity method investments	-	(84,000)	-	-
Cash received from return of capital by equity method investments	-	-	3,169	109
Acquisition of subsidiaries	(26,490,526)	-	(6,181,583)	(212,134)
Acquisition of property, plant and equipment	(18,583,343)	(11,445,621)	(34,109,113)	(1,170,526)
Proceeds from disposal of property, plant and equipment	187,521	93,116	261,010	8,957
Decrease (increase) in guarantee deposits	429,082	(246,280)	255,260	8,760
Decrease (increase) in restricted assets	87,652	13,851	(17,834)	(612)
Increase in other assets	(442,555)	(337,864)	(713,149)	(24,473)
Acquisition of intangible assets	(100,444)	(1,020)	(231,813)	(7,955)
(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$	US$ (Note 2)

Decrease (increase) in other receivables	$-	$(450,000)	$450,000	$15,442

Net cash used in investing activities	(36,359,167)	(15,980,715)	(36,085,455)	(1,238,348)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from (repayments of):
Short-term borrowings	(1,702,051)	4,245,726	(2,714,111)	(93,140)
Short-term bills payable	(149,831)	-	-	-
Bonds payable	(5,549,983)	(1,375,000)	-	-
Proceeds from long-term bank loans	42,020,525	31,145,664	32,586,219	1,118,264
Repayments of long-term bank loans and capital lease obligations	(11,858,119)	(33,385,917)	(25,792,377)	(885,119)
Increase (decrease) in guarantee deposits received	(48,634)	28,800	(2,269)	(78)
Proceeds from exercise of stock options by employees	240,770	238,789	499,404	17,138
Compensation to directors and supervisors and bonus to employees	(599,205)	-	-	-
Cash dividends, net of cash dividends received by subsidiaries	(8,826,628)	(2,575,673)	(1,940,654)	(66,598)
Repurchase of treasury stock	(1,099,989)	(1,314,273)	(1,185,205)	(40,673)
Increase in minority interest	1,435,527	213,335	250,448	8,595

Net cash provided by (used in) financing activities	13,862,382	(2,778,549)	1,701,455	58,389

EFFECT OF EXCHANGE RATE CHANGES	748,981	(339,400)	(1,741,031)	(59,747)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	8,980,995	(3,581,436)	840,063	28,829

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	17,157,935	26,138,930	22,557,494	774,107

CASH AND CASH EQUIVALENTS, END OF YEAR	$26,138,930	$22,557,494	$23,397,557	$802,936

SUPPLEMENTAL INFORMATION
Interest paid	$1,896,001	$1,832,333	$1,683,056	$57,758
Less: Capitalized interest	(176,801)	(173,169)	(296,827)	(10,186)
Interest paid (excluding capitalized interest)	$1,719,200	$1,659,164	$1,386,229	$47,572

Income tax paid	$1,538,611	$1,338,967	$2,110,097	$72,412

Cash paid for acquisition of property, plant and equipment
Acquisition of property, plant and equipment	$16,623,705	$12,631,932	$34,761,050	$1,192,898
Decrease (increase) in payable	1,963,582	(1,186,311)	(651,937)	(22,372)
Increase in capital lease obligations	(3,944)	-	-	-
	$18,583,343	$11,445,621	$34,109,113	$1,170,526
Cash received from disposal of property, plant and equipment
Proceeds from disposal of property, plant and equipment	$100,162	$115,263	$290,165	$9,958
Decrease (increase) in other receivables	87,359	(22,147)	(29,155)	(1,001)
	$187,521	$93,116	$261,010	$8,957

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$	US$ (Note 2)

FINANCING ACTIVITIES NOT AFFECTING CASH FLOWS
Current portion of long-term bank loans	$2,670,845	$923,284	$2,990,176	$102,614
Current portion of capital lease obligations	23,133	12,055	28,838	990
Payable to minority interest	-	-	718,023	24,640
Bonds converted to capital stock	265,834	-	-	-

The Company acquired ASE WeiHai Inc. (“ASE WeiHai”) in January 2008 for NT$212,856 thousand, minority interest of ASE Test Limited (“ASE Test”) in May 2008 for NT$26,309,311 thousand, and also acquired 60.07% shareholdings of USI in February 2010 for NT$13,475,056 thousand (US$462,424 thousand).  The net cash payments and fair values of acquired assets and liabilities of ASE WeiHai Inc. and USI at acquisition dates were shown as follows:

	As of Acquisition Dates
	2008	2010
	NT$	NT$	US$ (Note 2)

Current assets	$218,070	$29,599,348	$1,015,764
Long-term investments	-	497,508	17,073
Property, plant and equipment, net	669,159	6,866,077	235,624
Other assets	2,986	4,743,627	162,787
Current liabilities	(706,649)	(19,490,014)	(668,840)
Long-term bank loans (including current portion)	-	(100,000)	(3,432)
Other liabilities	-	(365,877)	(12,556)
	183,566	21,750,669	746,420
Percentage of acquired shareholdings	100.00%	60.07%	60.07%
	183,566	13,065,626	448,374
Goodwill	29,290	409,430	14,050
Total consideration	212,856	13,475,056	462,424
Less: Acquired through delivery of treasury stock	-	(5,246,916)	(180,059)
	212,856	8,228,140	282,365
Less: Cash received of acquired companies at acquisition dates	(31,641)	(8,842,323)	(303,442)
Net cash outflow (inflow) from the acquisitions	$181,215	$(614,183)	$(21,077)

The Company further acquired 20.8% shareholdings of USI in August 2010 for cash consideration of NT$4,667,117 thousand (US$160,162 thousand).

In addition, the Company, through ASE Singapore Pte. Ltd. (“ASE Singapore”), acquired 100% shareholdings of EEMS Test Singapore Pte. Ltd. from its parent company, EEMS Asia Pte. Ltd. in August 2010 for US$72,163 thousand.  The net cash payments and carrying values of acquired assets and liabilities of EEMS Test Singapore Pte. Ltd. at the acquisition date were shown as follows:

	As of Acquisition Date
	NT	US$ (Note 2)

Current assets	$653,487	$22,426
Property, plant and equipment, net	1,352,212	46,404
Other assets	145,239	4,984
Current liabilities	(102,224)	(3,508)
Long-term bank loans (including current portion)	(105,773)	(3,630)
	1,942,941	66,676
Goodwill	361,384	12,402
Total consideration	2,304,325	79,078
Less: Cash received of acquired company at acquisition date	(175,676)	(6,029)

Net cash outflow from the acquisition	$2,128,649	$73,049

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated April 28, 2011)	(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in Thousands, Except Per Share Data and Unless Otherwise Stated)

1.	ORGANIZATION

Advanced Semiconductor Engineering, Inc. (“ASE Inc.” or including its subsidiaries, collectively the “Company”), a corporation incorporated under the laws of Republic of China (the “ROC”), offers a comprehensive range of IC packaging, testing service, and electronic manufacturing services (“EMS”).  The common shares of ASE Inc. are traded on the Taiwan Stock Exchange the (“TSE”) under the symbol “2311”.  Since September 2000, the common shares of ASE Inc. have been traded on the New York Stock Exchange under the symbol “ASX” in the form of American depositary shares (“ADS”).

As of December 31, 2009 and 2010, the Company had approximately 29,500 and 48,900 employees, respectively.

2.	SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements have been prepared in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China (“ROC GAAP”).  Under these guidelines and principles, the Company should make reasonable assumptions and estimates of matters that are inherently uncertain.  The actual results may differ from these estimates.  Significant accounting policies are summarized as follows:

Basis of Presentation

The Company prepares its consolidated financial statements pursuant to ROC GAAP with a reconciliation to accounting principles generally accepted in the United States of America (“U.S. GAAP”) (Note 32).  The accompanying consolidated balance sheets are presented as of December 31, 2009 and 2010, and the accompanying consolidated statements of income, changes in shareholders’ equity and cash flows are presented for each of the three years in the period ended December 31, 2010.

Basis of Consolidation

The consolidated financial statements include the accounts of all directly and indirectly majority owned subsidiaries of ASE Inc.  All significant intercompany balances and transactions are eliminated upon consolidation.

The consolidated entities of the Company were as follows:

		Percentage of Ownership
		December 31
Name of Investor	Name of Investee	2009	2010	Remark

ASE Inc.	A.S.E. Holding Limited (“ASE Holding”)	100.0	100.0	Holding company
	J & R Holding Limited (“J&R Holding”)	100.0	100.0	Holding company
	Innosource Limited (“Innosource”)	100.0	100.0	Holding company
	Omniquest Industrial Limited (“Omniquest”)	76.2	70.6	Holding company
	ASE Marketing & Service Japan Co., Ltd.	100.0	100.0	Engaged in marketing and sales services
	ASE Test, Inc.	100.0	100.0	Engaged in the testing of semiconductors
	PowerASE Technology Inc. (“PowerASE”)	56.0	55.7	Engaged in the packaging and testing of memory integrated circuits
	USI	-	74.2	Engaged in the manufacturing, processing and sale of computer peripherals, computers and related accessories
ASE Test, Inc.	Alto Enterprises Limited (“Alto”)	-	100.0	Holding company
	Super Zone Holdings Limited (“Super Zone”)	-	100.0	Holding company
Alto	ASE (Kun Shan) Inc. (“ASE Kun Shan”)	-	24.5	Engaged in the packaging and testing of semiconductors
Super Zone	Advanced Semiconductor Engineering (China) Ltd.	-	100.0	Will engage in the packaging and testing of semiconductors
ASE Holding	ASEP Realty Corporation	100.0	100.0	In the process of liquidation
	ASE Holding Electronics (Philippines), Incorporated	100.0	100.0	In the process of liquidation
	ASE Investment (Labuan) Inc.	70.0	70.0	Holding company
	ASE Test	10.2	10.2	Holding company
	USI	-	1.5	As aforementioned
ASE Investment (Labuan) Inc.	ASE (Korea) Inc. (“ASE Korea”)	100.0	100.0	Engaged in the packaging and testing of semiconductors
ASE Korea	ASE WeiHai	-	100.0	Engaged in the packaging and testing of semiconductors and was restructured from J&R Holding in April 2010
(Continued)

		Percentage of Ownership
		December 31
Name of Investor	Name of Investee	2009	2010	Remark

J&R Holding	J&R Industrial Inc.	100.0	100.0	Engaged in the leasing equipment and investing activity
	ASE Japan Co., Ltd. (“ASE Japan”)	100.0	100.0	Engaged in the packaging and testing of semiconductors
	ASE (U.S.) Inc.	100.0	100.0	After-sales service and sales support
	Global Advanced Packaging Technology Ltd., Cayman Islands (“GAPT Cayman”)	100.0	100.0	Holding company
	ASE WeiHai	100.0	-	As aforementioned
	Suzhou ASEN Semiconductors Co., Ltd. (“ASEN”)	60.0	60.0	Engaged in the packaging and testing of semiconductors
	Omniquest	9.2	8.5	Holding company
	ASE Test	89.8	89.8	Holding company
	USI	-	8.2	As aforementioned
Innosource	ASE Module (Shanghai) Inc. (“ASE Module Shanghai”)	100.0	100.0	Will engage in the production of electronic components and printed circuit boards
	Omniquest	14.6	20.9	Holding company
ASE Module Shanghai	ASE (Shanghai) Inc. (“ASE Shanghai”)	0.6	0.6	Engaged in the production of substrates
Omniquest	ASE Corporation	100.0	100.0	Holding company
ASE Corporation	ASE Mauritius Inc.	100.0	100.0	Holding company
	ASE Labuan Inc.	100.0	100.0	Holding company
ASE Mauritius Inc.	ASE Hi-Tech (Shanghai) Inc.	100.0	100.0	Will engage in the production of electronic components and printed circuit boards
	ASE Kun Shan	100.0	75.5	As aforementioned
	ASE Shanghai	98.8	98.8	As aforementioned
	ASE Module (Kunshan) Inc.	100.0	100.0	Will engage in the production of electronic components
ASE Shanghai	Shanghai Ding Hui Real Estate Development Co., Ltd. (“Shanghai DH”)	14.0	20.4	Engaged in the development and sale of real estate properties
	Advanced Semiconductor Engineering (HK) Limited	100.0	100.0	Engaged in trading
	Universal Scientific Industrial (Shanghai) Co., Ltd. (“USISH”)	-	0.5	Engaged in the designing, manufacturing and processing of new electronic components
(Continued)

		Percentage of Ownership
		December 31
Name of Investor	Name of Investee	2009	2010	Remark

Shanghai DH	Shanghai Ding Wei Real Estate Development Co., Ltd.	100.0	100.0	Engaged in the development and sale of real estate properties
	Shanghai Ding Yu Real Estate Development Co., Ltd.	-	100.0	Established in March 2010 to engage in the development and sale of real estate properties
ASE Labuan Inc.	ASE Electronics Inc. (“ASE Electronics”)	100.0	100.0	Engaged in the production of substrates
ASE Test	ASE Test Holdings, Ltd.	100.0	100.0	Holding company
	ASE Holdings (Singapore) Pte Ltd	100.0	100.0	Holding company
	ASE Test Finance Limited	100.0	100.0	Engaged in financing activity
	ASE Investment (Labuan) Inc.	30.0	30.0	Holding company
	ASE Singapore	100.0	100.0	Engaged in the testing of semiconductors
	USI	-	15.2	As aforementioned
ASE Test Holdings, Ltd.	ISE Labs, Inc.	100.0	100.0	Engaged in the testing of semiconductors
ASE Holdings (Singapore) Pte Ltd	ASE Electronics (M) Sdn. Bhd. (“ASE Malaysia”)	100.0	100.0	Engaged in the packaging and testing of semiconductors
ASE Singapore	ASE Singapore II Pte. Ltd.	-	100.0	Engaged in the testing of semiconductors
GAPT Cayman	ASE Assembly & Test (HK) Limited	100.0	100.0	Engaged in trading
	ASE Assembly & Test (Shanghai) Limited (“ASESH AT”)	100.0	100.0	Engaged in the packaging and testing of semiconductors
ASESH AT	Shanghai Wei Yu Hong Xin Semiconductors Inc.	100.0	100.0	In the development stage
	ASE Shanghai	0.6	0.6	As aforementioned
	Shanghai DH	76.0	69.6	As aforementioned
USI	Huntington Holdings International Co., Ltd. (“HHI”)	-	100.0	Holding company
	Senetex Investment Co., Ltd.	-	100.0	Engaged in the investing activity
	Ta-Chi Investment Co., Ltd.	-	100.0	Engaged in the investing activity
HHI	Universal Scientific Industrial De Mexico S.A. De C.V. (“USI Mexico”)	-	100.0	Engaged in the assembling of motherboards and computer components
(Continued)

		Percentage of Ownership
		December 31
Name of Investor	Name of Investee	2009	2010	Remark

	Universal Scientific Industrial (UK) Ltd.	-	100.0	After-sales service
	Unitech Holdings International Co., Ltd.	-	100.0	Engaged in the investing activity
	USI Japan Co., Ltd.	-	100.0	Engaged in the manufacturing and sale of computer peripherals, integrated chip and other related accessories
	Real Tech Holdings Limited (“RTH”)	-	100.0	Holding company
	USI International Limited	-	100.0	Engaged in the sale of motherboards and computer peripherals
	USI@Work, Inc.	-	100.0	After-sales service
	Universal ABIT Holding Co., Ltd. (“UABIT Holding”)	-	100.0	Holding company
RTH	USI Electronics (Shenzhen) Co., Ltd. (“USISZ”)	-	100.0	Engaged in the designing, manufacturing and sale of motherboards and computer peripherals and other related accessories
	Universal Scientific Industrial (Kunshan) Co., Ltd.	-	100.0	Engaged in the manufacturing and sale of computer assistance system and related peripherals
	Universal Electronics Holding Co., Ltd. (“UEHC”)	-	100.0	Holding company
USISZ	USISH	-	0.5	As aforementioned
UEHC	USI Enterprise Limited (“USIE”)	-	100.0	Holding company
USIE	USISH	-	99.0	As aforementioned
USISH	Universal Global Technology Co., Limited (“UG”)	-	100.0	Holding company
	Universal Global Technology (Shenzhen) Co., Ltd. (“UGSZ”)	-	50.0	Engaged in the research and development of computer peripherals
UG	UGSZ	-	50.0	As aforementioned
	Universal Global Industrial Co., Limited	-	100.0	Engaged in the manufacturing, trading and investing activities
(Continued)

		Percentage of Ownership
		December 31
Name of Investor	Name of Investee	2009	2010	Remark

	Universal Global Scientific Industrial Co., Ltd.	-	100.0	Engaged in the manufacturing of components of telecomm and cars and provision of related R&D services
	USI Manufacturing Service, Inc.	-	100.0	Engaged in the manufacturing and processing of motherboards and wireless network communication and provision of related technical service
UABIT Holding	Universal ABIT NL B.V.	-	100.0	Engaged in the trading of motherboards and computer peripherals
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

Other Major Intragroup Restructures

ASE Inc. transferred 53.4% of shares of ASE Test to J&R Holding in March 2009.  The total consideration was NT$29,608,501 thousand (US$853,517 thousand), of which NT$8,794,470 thousand became the capital injected by ASE Inc. to J&R Holding in September 2009  In addition, ASE Inc. acquired 100% ownership of ASE Test, Inc.’s shares from ASE Test for NT$20,694,585 thousand (US$596,545 thousand).

USI Acquisition

On February 9, 2010, in order to enhance the technical and business cooperation relationship, the Company had launched a cash and stock tender offer to buy the additional 60.07% outstanding common shares of USI not owned by the Company at a fixed price of NT$21 per share, which was comprised of a fixed 0.34 share of ASE Inc.’s common shares owned by the subsidiaries, J&R Holding and ASE Test, and a cash consideration determined pursuant to the formula (equivalent to NT$21 less 0.34 multiplied by the lowest of the average closing price of ASE Inc.’s common shares for the last one, three and five trading days prior to the last day of the tender offer period).  The total consideration was NT$13,475,056 thousand

(US$462,424 thousand) of which 218,167 thousand shares of ASE Inc. were delivered by the subsidiaries.  In addition, ASE Inc. continued to acquire additional outstanding common shares of USI not owned by the Company with a total consideration of NT$4,667,117 thousand (US$160,162 thousand) in August 2010.  Afterwards, USI repurchased its treasury stock in December 2010 and as a result, the shareholdings in USI held by the Company were increased to 99.1% as of December 31, 2010.

EEMS Test Singapore Pte. Ltd. Acquisition

The Company, through ASE Singapore, acquired 100% shareholdings of EEMS Test Singapore Pte. Ltd. (EEMS Test Singapore Pte. Ltd. was renamed to ASE Singapore Pte. Ltd. II) from its parent company, EEMS Asia Pte. Ltd., in August 2010 with a total consideration of US$ 72,163 thousand.  ASE Singapore Pte. Ltd. II was subsequently merged into ASE Singapore on January 1, 2011.

The ASE Test Acquisition and USI Acquisition were accounted for as a purchase as prescribed by ROC SFAS No. 25, “Business Combinations-Accounting Treatment under Purchase Method” (“ROC SFAS No. 25”), and the purchase price has been reflected in the Company’s consolidated financial statements since acquisition date.  These acquisitions resulted in stepping up acquirees’ net assets to fair value for the acquired interests.

As of December 31, 2010, the Company had not yet completed the purchase price allocation for the EEMS Singapore Pte. Ltd. Acquisition.  The excess of the acquisition price over the carrying value of the acquired net assets has been temporarily classified as goodwill, pending the finalization of the valuation report related to property, plant and equipment and intangible assets.

Had the Company acquired USI and EEMS Test Singapore Pte. Ltd. on January 1, 2009, the pro forma information is as follows:

	Year Ended December 31
	2009	2010
	NT$	NT$	US$
			(Note 2)

Net Revenue	138,712,024	194,099,705	6,660,937
Net Income	7,444,290	19,319,080	662,975
Attributable to
Shareholders of the parent	7,266,233	18,735,968	642,964
Minority interest	178,057	583,112	20,011
	7,444,290	19,319,080	662,975

Earnings Per Share
Basic EPS (in dollar)	1.23	3.16	0.11
Diluted EPS (in dollar)	1.21	3.09	0.11

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

Cash Equivalents

Repurchase agreements collateralized by government bonds with maturities of less than three months from the date of purchase are classified as cash equivalents.

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

Fair value is determined as follows:  Open-end mutual funds - the net asset value; publicly traded stocks - the closing-price at the balance sheet date; bonds and other financial instruments with no quoted price in an active market - using valuation techniques.

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

The recognition, derecognition and the basis for fair value of available-for-sale financial assets are the same with those of financial assets at FVTPL.

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

Revenue from electronic manufacturing services is recognized when the Company has transferred to the buyer the significant risks and rewards of ownership of the goods, primarily upon shipment.  The amounts received in advance of real estate property are first recorded as advance receipts and then recognized as revenue when the construction is completed and the title and significant risk of the real estate property are transferred to customers.

Revenue from others is recognized upon completion of the services or delivery of goods because the earnings process has been completed and the economic benefits associated with the transaction have been realized or are realizable.

Revenues are determined using the fair value taking into account related sales discounts agreed by the Company and customers.  Since the receivables from sales are collectible within one year and such transactions are frequent, the fair value of receivables is equivalent to the nominal amount of cash received or receivable.

An allowance for doubtful accounts is provided based on an evaluation of the collectibility of receivables.  The Company determines the amount of the allowance for doubtful accounts by examining the aging analysis of the outstanding accounts receivable, collection history and current trends in the credit quality of its customers.  Allowance for sales discounts and returns are recognized based on historical experience, management’s judgment and relevant factors in the same period sales are recognized.

Inventories and Inventories for Construction Business

Inventories, including raw materials (materials received from customers for processing, mainly semiconductor wafers, are excluded from inventories as title and risk of loss remain with the customers), supplies, work in process, finished goods, and materials and supplies in transit, are stated at the lower of cost or net realizable value.  Inventory write-downs are made on an item by item basis.  Net realizable value is the estimated selling price of inventories less all estimated costs to complete production and selling expenses necessary to make the sale.  Raw materials and supplies are recorded at moving average cost; work in process and finished goods are recorded at standard cost and adjusted to the approximate weighted average cost at the balance sheet date.

Inventory for property development business includes buildings and land held for sale and construction in progress.  Prior to the completion, borrowing costs directly attributable to construction in progress are capitalized as part of the cost of the asset.  Construction in progress is transferred to buildings and land held for sale upon completion of the construction.  Construction in progress and buildings and land held for sale are stated at the lower of cost or net realizable value and related write-downs are made on an item by item basis.  The amounts received in advance of real estate property are first recorded as advance receipts and then recognized as revenue when the construction is completed and the title and significant risk of the real estate property are transferred to customers.  Cost of sales of buildings and land held for sale are recognized based on the ratio of property sold to the total property developed.

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

When the Company subscribes for additional investees’ shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investees differs from the amount of the Company’s share in the investee’s net equity.  The Company records such a difference as an adjustment to equity method investments with the corresponding amount charged or credited to capital surplus.  When the adjustment should be debited to capital surplus, but the capital surplus arising from long-term investment is insufficient, the difference is debited to retained earnings.

Gains or losses from downstream or upstream transactions with equity method investees are eliminated in proportion to the Company’s percentage of ownership in the investee.

Business Combination

Acquisitions are accounted for using the purchase method of accounting under ROC SFAS No. 25.  The cost of the acquisition is measured at the aggregate of the fair values, at the date of acquisition, of assets given and liabilities incurred or assumed, by the Company in exchange for control of the acquiree, plus any costs directly attributable to the business combination.  The acquiree’s identifiable assets and liabilities are recognized at their fair values at the acquisition date.

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the cost of acquisition over the Company’s interest in the fair value of the identifiable net assets.

The interest of minority shareholders in the acquiree is measured at historical cost.

Property, Plant and Equipment, Assets Leased to Others and Idle Assets

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

Depreciation is computed using the straight-line method over estimated service lives, which range as follows:  buildings and improvements, 2 to 60 years; machinery and equipment, 2 to 10 years; transportation equipment, 2 to 8 years; furniture and fixtures, 2 to 10 years; and leased assets and leasehold improvements, 3 to 6 years.

Idle assets are stated at the lower of fair value or carrying amount.  The carrying amount in excess of the fair value is recognized as an impairment loss.  The remaining book value is depreciated using the straight-line method.

When property, plant and equipment, assets leased to others and idle assets are retired or disposed of, their cost, accumulated depreciation and accumulated impairment are removed from the accounts and any gain or loss is credited or charged to non-operating income or losses.

Intangible Assets

Patents and land use rights purchased are initially recorded at cost.  Patents, land use rights, acquired special technology, customer relationships and other intangible assets arising from business acquisitions are initially recorded at fair value at the date of acquisition.

Customer relationships are amortized based on the pattern in which the economic benefits of the customer relationships are consumed.  Other intangible assets are amortized using the straight-line method over the estimated service lives, which range as follows:  land use rights, 50 to 60 years; patent, acquired special technology and other, 3 to 20 years.

Goodwill represents the excess of the consideration paid for an acquisition over the fair value of identifiable net assets acquired.  Prior to January 1, 2006, goodwill was amortized on a straight-line basis over the estimated life of 10 years.  Effective January 1, 2006, pursuant to the revised ROC SFAS No. 25, goodwill is no longer amortized and instead is tested for impairment annually.  If an event occurs or circumstances change which indicates that the fair value of goodwill is below its carrying amount, an impairment loss is recognized.  A subsequent reversal of such impairment loss is not allowed.

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

Deferred Charges

Deferred charges mainly consist of tools and computer systems software.  Amortization of deferred charges is computed on a straight-line basis over 2 to 5 years.  For the years ended December 31, 2008, 2009 and 2010, the amortization expense was NT$734,321 thousand, NT$579,281 thousand and NT$704,089 thousand (US$24,162 thousand), respectively.

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

Employee stock options granted on or before December 31, 2007 were accounted for under the interpretations issued by the ROC ARDF.  The Company adopted the intrinsic value method, under which compensation cost was recognized on a straight-line basis over the vesting period.

Pension Cost

Pension cost under defined benefit plans are determined by actuarial valuations.  Contributions made under defined contribution plans are recognized as pension cost during the period in which employees render services.

Curtailment or settlement gains or losses of the defined benefit plans are recognized as part of the net pension cost for the year.

Treasury Stock

Treasury stock is stated at cost and shown as a deduction in shareholders’ equity.  When ASE Inc. retires treasury stock, the treasury stock account is reduced and the common stock as well as the capital surplus - capital in excess of par value are reversed on a pro rata basis.  When the book value of the treasury stock exceeds the sum of the par value and capital surplus - capital in excess of par value, the difference is charged to capital surplus - treasury stock transactions and to retained earnings for any remaining amount.  When treasury stock is disposed of, the book value of the treasury stock is removed from the accounts.  When the selling price of the treasury stock exceeds the book value of the treasury stock, the difference is credited to capital surplus - treasury stock transactions.

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

Income Taxes

The Company applies intra-period and inter-period allocations to its income tax, whereby deferred income tax assets and liabilities are recognized for (1) the items adjusted directly in shareholders’ equity and (2) the tax effects of temporary differences, loss carryforwards and unused tax credits.  Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized.  A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability.  However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

The taxable temporary differences between the book value and tax basis of equity method investments in foreign subsidiaries are not recognized as deferred income tax liabilities since the Company could control the timing of reversal of the temporary differences and would not reverse them in the foreseeable future and will, in effect, exist indefinitely.

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

Foreign Currency Transactions and Translation of Foreign-currency Financial Statements

The functional and reporting currency of ASE Inc. is the New Taiwan dollar, while the functional currencies of its major foreign subsidiaries are their local currencies, namely, the U.S. dollar, Japanese yen, Korea Won, PRC Renminbi and Malaysia Ringgit, respectively.

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

At the balance sheet date, foreign-currency nonmonetary assets (such as equity instruments) and liabilities that are measured at fair value are revalued using prevailing exchange rates.  When a gain or loss on a nonmonetary item is recognized in stockholders’ equity, any exchange component of that gain or loss shall be recognized in stockholders’ equity. Conversely, when a gain or loss on a non-monetary item is recognized in earnings, any exchange component of that gain or loss shall be recognized in earnings.

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

Recent Accounting Pronouncements

a.	Financial Instruments

The ROC ARDF revised ROC SFAS No. 34, “Financial Instruments: Recognition and Measurement” (“ROC SFAS No. 34”) in December 2008.  The main revisions require that loans and receivables originated by the Company are now covered by ROC SFAS No. 34.  The revised ROC SFAS No. 34 will be effective to the financial statements for the fiscal years beginning on or after January 1, 2011.  The Company believes the adoption in fiscal 2011 will not have a material impact on the Company’s consolidated financial position and results of operations.

b.	Operating Segments

In April 2010, the ROC ARDF issued ROC SFAS No. 41, “Operating Segments” (“ROC SFAS No. 41”).  The statement requires that segment information be disclosed based on the information about the components of the Company that management uses to make decisions about operating matters.  ROC SFAS No. 41 requires identification of operating segments on the basis of internal reports that are regularly reviewed by the Company’s chief operating decision maker in order to allocate resources to the segments and assess their performance.  This statement supersedes ROC SFAS No. 20, “Segment Reporting” and will be effective to the financial statements for the fiscal years beginning on or after January 1, 2011.  For this accounting change, the Company believes the adoption in fiscal 2011 will not have an impact on the Company’s operating segments.

U.S. Dollar Amounts

The Company prepares its consolidated financial statements in New Taiwan dollars.  A translation of the 2010 consolidated financial statements into U.S. dollars is included solely for the convenience of the reader, and has been translated from New Taiwan dollars at the exchange rate as set forth in the statistical release of the Federal Reserve Board, which was NT$29.14 to US$1.00 as of December 30, 2010.  The translation should not be construed as a representation that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

Reclassifications

Certain accounts in the consolidated financial statements as of December 31, 2009 and for the years ended December 31, 2008 and 2009 have been reclassified to conform to the presentation of the consolidated financial statements as of and for the year ended December 31, 2010.

3.	ACCOUNTING CHANGE

Adoption of New and Revised Standards

Effective January 1, 2009, the Company adopted the newly revised ROC SFAS No. 10, “Accounting for Inventories (“ROC SFAS No.10”).  The main revisions are (1) inventories are stated at the lower of cost or net realizable value, and inventories are written down to net realizable value item-by-item except when the grouping of similar or related items is appropriate; (2) unallocated overheads are recognized as cost of revenues in the period in which they are incurred; and (3) abnormal cost, write-downs of inventories and any reversal of write-downs are recorded as cost of revenues for the period.  The adoption of ROC SFAS No.10 did not have a material impact on the Company’s consolidated financial statements as of and for the year ended December 31, 2009.  For the comparison purpose, the Company also reclassified non-operating losses of NT$554,106 thousand to cost of revenues for the year ended December 31, 2008.

Starting January 1, 2008, the Company adopted Interpretation 96-052, “Accounting for Bonuses to Employees, Directors and Supervisors,” issued in March 2007 by the ROC ARDF, which requires companies to record bonuses paid to employees, directors and supervisors as an expense rather than as an appropriation of earnings.  The adoption of this Interpretation resulted in a decrease in net income attributable to shareholders of the parent and basic earnings per share of NT$675,111 thousand and NT$0.11, respectively, for the year ended December 31, 2008.  For purposes of the consolidated statements of cash flows, such bonuses represent appropriations of the earnings from prior years and have been classified as financing activities for the year ended December 31, 2008.  Starting from 2009, such bonuses are classified as operating activities for purposes of the consolidated statements of cash flows when paid.

Also, starting January 1, 2008, the Company adopted ROC SFAS No. 39, “Share-based Payment”, which requires companies to record share-based payment transactions in the financial statements at fair value.

4.	CASH AND CASH EQUIVALENTS

	December 31
	2009	2010
	NT$	NT$	US$
			(Note 2)

Cash on hand	4,441	8,474	291
Checking and saving accounts	15,845,797	14,790,560	507,569
Time deposits	5,738,307	8,598,523	295,076
Repurchase agreements collateralized by government bonds	968,949	-	-

	22,557,494	23,397,557	802,936

5.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2009	2010
	NT$	NT$	US$
			(Note 2)
Financial assets for trading - current
Open-end mutual funds	974,702	590,168	20,253
Financial notes	-	288,486	9,900
Swap contracts	17,605	173,389	5,950
Quoted stocks	-	94,661	3,248
Forward exchange contracts	24,648	48,569	1,667
European foreign currency option contracts	7,756	-	-

	1,024,711	1,195,273	41,018
Financial liabilities for trading - current
Swap contracts	50,468	394,747	13,547
Cross currency swap contracts	-	80,314	2,756
Forward exchange contracts	24,062	13,757	472

	74,530	488,818	16,775

The Company entered into derivative contracts to manage exposures to foreign exchange and interest rate risks.  The derivative contracts entered into by the Company did not meet the criteria for hedge accounting except those described in Note 26h.

Information on such derivative transactions is as follows:

a.	Swap contracts

The outstanding swap contracts of the Company as of December 31, 2009 and 2010 were as follows:

Contract Amount
Currency	Maturity Date	(In Thousands)

December 31, 2009

NT$/US$	2010.01.06-2010.01.20	NT$6,258,897/US$194,000
US$/NT$	2010.01.07-2010.03.15	US$85,500/NT$2,755,120

December 31, 2010

NT$/US$	2011.01.03-2011.12.23	NT$10,888,924/US$363,000
US$/NT$	2011.01.03-2011.02.24	US$151,143/NT$4,545,445
US$/JPY	2011.12.13-2011.12.27	US$49,264/JPY4,100,000

b.	Forward exchange contracts

The outstanding forward exchange contracts of the Company as of December 31, 2009 and 2010 were as follows:

Contract Amount
Currency	Maturity Date	(In Thousands)

December 31, 2009

US$/JPY	2010.01.12	US$5,500/JPY485,558
US$/NT$	2010.01.07-2010.03.22	US$129,000/NT$4,154,707
US$/MYR	2010.01.29-2010.05.27	US$7,500/MYR25,595
NT$/US$	2010.01.06-2010.01.15	NT$3,209,480/US$100,000
US$/CNY	2010.04.20-2010.04.22	US$20,000/CNY135,829

December 31, 2010

US$/JPY	2011.01.06-2011.01.27	US$23,550/JPY1,958,459
US$/NT$	2011.01.05-2011.01.14	US$58,250/NT$1,715,329
US$/MYR	2011.01.27-2011.03.28	US$13,000/MYR40,706
NT$/US$	2011.01.18-2011.01.20	NT$714,996/US$24,000
US$/CNY	2011.01.11-2011.01.28	US$13,000/CNY86,490
US$/SGD	2011.01.07-2011.01.25	US$4,300/SGD5,633
US$/EUR	2011.01.07	US$1,325/EUR1,000
EUR/US$	2011.01.27-2011.02.28	EUR2,900/US$3,911

c.	Cross currency swap contracts

As of December 31, 2010, the notional amount of the outstanding contract of ASE Inc. was NT$953,940 thousand / US$30,000 thousand.  Interest receipts and payments are based on stated interest rates.  The contract will mature in September 2011.

d.	The outstanding European foreign currency option contracts of the Company as of December 31, 2009 were as follows:

Contract	Maturity Date	Contract Amount (In Thousands)	Strike Price

Sell US$ Put/CNY Call	2010.04.22	US$10,000/CNY66,875	6.6875
Sell US$ Put/CNY Call	2010.04.21	US$5,000/CNY33,447	6.6894
Sell US$ Put/CNY Call	2010.04.22	US$5,000/CNY33,447	6.6894
Buy US$ Call/CNY Put	2010.04.22	US$10,000/CNY66,875	6.6875 (Note)
Buy US$ Call/CNY Put	2010.04.21	US$5,000/CNY33,447	6.6894 (Note)
Buy US$ Call/CNY Put	2010.04.22	US$5,000/CNY33,447	6.6894 (Note)

Note: If the spot rate for CNY against US$ at the expiry date exceeds the specific exchange rate, there will be no settlement obligation between both parties.

For the years ended December 31, 2008, 2009 and 2010, the gain on valuation of financial assets held for trading was NT$286,914 thousand, NT$934,938 thousand and NT$1,169,434 thousand (US$40,132 thousand), respectively; the loss on valuation of financial liabilities held for trading was NT$732,204 thousand, NT$645,774 thousand and NT$1,092,316 thousand (US$37,485 thousand), respectively.

6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31
	2009	2010
	NT$	NT$	US$
			(Note 2)

Open-end mutual funds	3,770,000	310,016	10,639
Private-placement shares	-	112,080	3,846
Quoted stocks	21,033	47,595	1,634
Corporate bonds	200,000	-	-
Adjustment of valuations	4,491	178,829	6,137
	3,995,524	648,520	22,256
Current portion	(3,995,524)	(338,094)	(11,603)
Noncurrent portion	-	310,426	10,653

For the year ended December 31, 2008, the other-than-temporary loss on impairment of available-for-sale financial assets was NT$149,954 thousand; all the impaired available-for-sale financial assets were disposed of during the year ended December 31, 2009.  The other-than-temporary loss on impairment of available-for-sale financial assets was nil and NT$2,680 thousand (US$91 thousand) for the years ended December 31, 2009 and 2010, respectively.

The shares of Advanced Microelectronic Products, Inc. held by the Company are private-placement shares, on which there is a legally enforceable restriction that prevents their trading for a specified period.  As of December 31, 2009, the Company could not reliably measure fair value of the shares, so they were measured at cost.  Subsequently, the Company could reliably measure the effects of restriction, which were consistent with those of other market participants, so the abovementioned shares previously classified as financial assets carried at cost were transferred to available-for-sale financial assets - noncurrent, resulting in an unrealized loss of NT$9,290 thousand (US$319 thousand) for the year ended December 31, 2010.

7.	ACCOUNTS RECEIVABLE

	December 31
	2009	2010
	NT$	NT$	US$
			(Note 2)

Accounts receivable	18,024,943	33,174,537	1,138,454
Allowance for doubtful accounts	(68,705)	(134,002)	(4,599)
Allowance for sales returns and discounts	(144,697)	(170,087)	(5,837)

	17,811,541	32,870,448	1,128,018

In June 2010, ASE Inc. entered into an accounts receivable factoring agreement without recourse with Citi Taiwan Limited. The revolving facility is US$108,000 thousand.  Total accounts receivable sold and derecognized were NT$2,028,208 thousand (US$69,602 thousand) and US$57,887 thousand for the year ended December 31, 2010.  The collections from these accounts receivable sold for the year ended December 31, 2010 amounted to NT$1,621,146 thousand (US$55,633 thousand) and US$29,447 thousand, respectively.  As of December 31, 2010, advances received were NT$407,062 thousand (US$13,969 thousand) and US$28,440 thousand with an annual interest rate of 1.35% and 1.01%, respectively.

Pursuant to the factoring agreement, the losses from disputes (such as sales returns and discounts) shall be borne by the Company, while losses from credit risk shall be borne by the bank.  As of December 31, 2010, the Company has issued a promissory note of US$28,000 thousand as collateral.

8.	INVENTORIES

	December 31
	2009	2010
	NT$	NT$	US$
			(Note 2)

Finished goods	624,334	2,530,432	86,837
Work in process	833,091	1,743,018	59,815
Raw materials	2,911,720	7,548,133	259,030
Supplies	400,315	509,789	17,495
Materials and supplies in transit	185,767	839,407	28,806

	4,955,227	13,170,779	451,983

The cost of inventories sold recognized as cost of revenues for the years ended December 31, 2008, 2009 and 2010 was NT$72,347,729 thousand, NT$67,433,644 thousand and NT$146,829,805 thousand (US$5,038,772 thousand), respectively, which included NT$510,038 thousand, NT$191,904 thousand and NT$340,268 thousand (US$11,677 thousand), respectively, due to write-downs of inventories.

9.	INVENTORIES RELATED TO CONSTRUCTION BUSINESS

	December 31
	2009	2010
	NT$	NT$	US$
			(Note 2)

Buildings and land held for sale	-	583,761	20,033
Construction in progress related to construction business	7,251,193	9,541,609	327,440

	7,251,193	10,125,370	347,473

A portion of the construction in progress related to the project in Shanghai Zhangjiang was completed and sold in 2010 and the profit recognized for the year was NT$1,037,318 thousand (US$35,598 thousand).  The remaining projects are expected to be completed before the end of 2012.  The capitalized interest expense for the years ended December 31, 2008, 2009 and 2010 is presented in Note 13.

10.	FINANCIAL ASSETS CARRIED AT COST - NONCURRENT

	December 31
	2009	2010
	NT$	NT$	US$
			(Note 2)
Unquoted common shares
Universal Venture Capital Investment Corp.	-	70,846	2,431
Global Strategic Investment Inc.	64,060	58,280	2,000
H&HH Venture Investment Corporation	73,921	59,137	2,029
Solid Gain Investments Limited	-	53,869	1,849
Asia Global Venture Co., Ltd.	-	28,352	973
UC Fund II	22,421	17,484	600
Allied Circuit Co., Ltd	-	11,843	407
Other	7	6	-
Unquoted preferred shares
Sequans Communications SA	-	41,143	1,412
H.R. Silvine – CMC Company Ltd.	-	33,204	1,139
ID Solutions, Inc.	19,616	17,951	616
Techgains Corporation	-	16,018	550
Techgains International Corporation	-	12,216	419
Limited Partnership
Ripley Cable Holdings I, L.P.	297,881	304,248	10,441
Crimson Velocity Fund, L.P.	81,217	66,691	2,289
H&QAP Greater China Growth Fund, L.P.	38,436	52,452	1,800
Private-placement shares
Advanced Microelectronic Products, Inc. (Note 6)	94,500	-	-

	692,059	843,740	28,955

There is no quoted price from an active market for these investments and fair value is not readily available.  In addition, the Company owns less than 20% of each of these investments and cannot exercise significant influence.  Therefore, these investments are carried at cost.

For the year ended December 31, 2008, the loss on impairment of financial assets carried at cost was NT$21,395 thousand.  The loss on impairment of financial assets carried at cost was nil for the years ended December 31, 2009 and 2010.

11.	BOND INVESTMENTS WITH NO ACTIVE MARKET - NONCURRENT

In October 2009, the Company purchased 3-year unsecured convertible corporate bonds with a coupon rate of 3.0% issued by SiPhoton, Inc. with a face value of US$3,000 thousand and warrants.  The debt host contract of the investment was recorded as bond investments with no active market - noncurrent.  According to the agreement, the Company has the right to require SiPhoton, Inc. to redeem the convertible bonds in whole or in part on or after 30 months from October 2009, or convert, at any time, into SiPhoton, Inc.’s common shares at the specified conversion price.  The Company may also exercise the warrants to purchase additional SiPhoton, Inc.’s common shares at the conversion price.

12.	EQUITY METHOD INVESTMENTS

	December 31
	2009		2010
		% of			% of
		Owner-		US$	Owner-
	NT$	ship	NT$	(Note 2)	ship

Listed companies
Hung Ching Development & Construction Co. (“HCDC”)	936,370	26.2	1,106,338	37,966	26.2
USI	3,295,598	18.1	-	-	-
Unlisted companies
Hung Ching Kwan Co. (“HCKC”)	326,609	27.3	332,224	11,401	27.3
StarChips Technology Inc. (“SCT”)	82,010	33.3	61,824	2,122	33.3
USISH	31,403	0.5	-	-	-
	4,671,990		1,500,386	51,489
Deferred gain on transfer of land	(300,149)		(300,149)	(10,300)
Accumulated impairment	-		(41,739)	(1,433)

	4,371,841		1,158,498	39,756

Market values of the listed equity method investments as of December 31, 2009 and 2010 were as follows:

	December 31
	2009	2010
	NT$	NT$	US$
			(Note 2)

HCDC	1,221,610	1,314,260	45,102
USI (delisted in June 2010)	3,897,473	-	-

	5,119,083	1,314,260	45,102

As of December 31, 2009 and 2010, the Company had made an accumulated investment in HCDC of NT$2,845,913 thousand (US$97,663 thousand).  HCDC is engaged in the development and management of commercial, residential and industrial real estate properties in the ROC.

The Company acquired HCKC in 1992 by transferring a parcel of land valued at NT$390,470 thousand to HCKC.  The resulting gain of NT$300,149 thousand, which represents the excess of such value over the cost of the land plus land value increment tax, has been deferred until the disposal of this investment.  HCKC is engaged in the management of commercial real estate properties.

As of December 31, 2010, total investments in SCT were NT$84,000 thousand (US$2,883 thousand).  SCT is engaged in the designing, manufacturing and sale of LED driver ICs.  The Company recognized an impairment loss of NT$41,739 thousand (US$1,433 thousand) in the year ended December 31, 2010.

The movements of the differences between the cost of investments and the Company’s shares in investees’ net assets allocated to non-amortizable assets, amortizable assets and goodwill were as follows:

	Non- amortizable Assets	Amortizable Assets	Goodwill
	NT$	NT$	NT$

Balance at January 1, 2009	(300,149)	-	371,436
Addition	-	-	45,001
Balance at December 31, 2009	(300,149)	-	416,437
Reclassification	-	16,185	(16,185)
Reduction	-	-	(371,436)
Amortization	-	(3,262)	-
Impairment loss	-	(12,923)	(28,816)
Balance at December 31, 2010	(300,149)	-	-
	Non- amortizable Assets	Amortizable Assets	Goodwill
	US$	US$	US$
	(Note 2)	(Note 2)	(Note 2)

Balance at January 1, 2010	(100,300)	-	14,291
Reclassification	-	556	(556)
Reduction	-	-	(12,746)
Amortization	-	(112)	-
Impairment loss	-	(444)	(989)
Balance at December 31, 2010	(100,300)	-	-

The reduction of goodwill in 2010 was due to the USI Acquisition.

The Company recorded equity in earnings of equity method investments of NT$77,450 thousand, NT$330,117 thousand and NT$72,980 thousand (US$2,504 thousand) for the years ended December 31, 2008, 2009 and 2010, respectively.

13.	PROPERTY, PLANT AND EQUIPMENT

Accumulated depreciation consisted of:
	December 31
	2009	2010
	NT$	NT$	US$
			(Note 2)

Buildings and improvements	13,687,777	16,742,731	574,562
Machinery and equipment	92,304,040	101,247,714	3,474,527
Transportation equipment	123,734	159,513	5,474
Furniture and fixtures	2,822,938	3,946,121	135,419
Leased assets and leasehold improvements	292,773	341,161	11,708

	109,231,262	122,437,240	4,201,690

For the years ended December 31, 2008 and 2010, the loss on impairment of property, plant and equipment was NT$87,375 thousand and NT$169,860 thousand (US$5,829 thousand), respectively.  For the year ended December 31, 2009, the loss on impairment of property, plant and equipment was nil.

Information about capitalized interest expense was as follows:

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$	US$
				(Note 2)

Total interest expense including capitalized interest	1,990,097	1,681,192	1,682,838	57,750
Less: Capitalized interest
Included in inventories related to construction business	(42,666)	(111,855)	(196,669)	(6,749)
Included in property, plant and equipment	(134,135)	(61,314)	(100,158)	(3,437)

Interest expense	1,813,296	1,508,023	1,386,011	47,564

Capitalization rate
Inventories related to construction business	7.47%-7.56%	4.78%-5.70%	4.78%-5.31%
Property, plant and equipment	2.16%-6.48%	1.10%-4.80%	0.71%-3.65%

14.	INTANGIBLE ASSETS

The movements of intangible assets other than deferred pension cost were as follows:

			Other Intangible Assets
				Acquired	Customer
		Land Use		Special	Relationship
	Goodwill	Rights	Patents	Technology	and Other
	NT$	NT$	NT$	NT$	NT$

Balance at January 1, 2009	9,456,091	1,438,351	130,373	626,362	867,079
Additions - purchase	-	-	1,020	-	-
Amortization	-	(29,230)	(28,584)	(141,818)	(83,240)
Reclassified from assets leased to others	-	10,254	-	-	-
Translation adjustment	(37,086)	(34,231)	(1,093)	-	-

Balance at December 31, 2009	9,419,005	1,385,144	101,716	484,544	783,839
Additions
Purchase	-	231,813	-	-	-
From newly acquired subsidiaries	1,142,250	587,341	820,707	-	1,068,238
Amortization	-	(33,715)	(198,667)	(141,818)	(302,851)
Reclassified from assets leased to others	-	112,291	-	-	-
Translation adjustment	(153,232)	(108,967)	(1,847)	-	-

Balance at December 31, 2010	10,408,023	2,173,907	721,909	342,726	1,549,226

			Other Intangible Assets
				Acquired	Customer
		Land Use		Special	Relationship
	Goodwill	Rights	Patents	Technology	and Other
	US$	US$	US$	US$	US$
	(Note 2)	(Note 2)	(Note 2)	(Note 2)	(Note 2)

Balance at January 1, 2010	323,233	47,534	3,491	16,628	26,899
Additions
Purchase	-	7,955	-	-	-
From newly acquired subsidiaries	39,199	20,156	28,164	-	36,659
Amortization	-	(1,157)	(6,818)	(4,867)	(10,393)
Reclassified from assets leased to others	-	3,853	-	-	-
Translation adjustment	(5,259)	(3,739)	(63)	-	-

Balance at December 31, 2010	357,173	74,602	24,774	11,761	53,165

The intangible assets arising from newly acquired subsidiaries in 2010 were mainly related to the USI Acquisition.  The acquired patent arising from USI Acquisition represented the existing registered patent technologies in a current product offering.  A portion of the purchase price was allocated to customer relationship and other as the Company can exploit revenue associated with the existing customer relationships and production projects.  The valuation of acquired intangible assets was determined based on management’s estimates.

15.	ASSETS LEASED TO OTHERS

	December 31
	2009	2010
	NT$	NT$	US$
			(Note 2)

Cost
Land	1,280	1,164	40
Buildings and improvements	560,501	10,418	357
Machinery and equipment	51,587	129,442	4,442
Transportation equipment	4,362	-	-
Land use rights	120,432	-	-
	738,162	141,024	4,839

Accumulated depreciation/amortization
Buildings and improvements	91,229	3,907	134
Machinery and equipment	50,442	116,228	3,989
Transportation equipment	1,550	-	-
Land use rights	8,874	-	-
	152,095	120,135	4,123

	586,067	20,889	716

The assets leased to others as of December 31, 2009 were mainly buildings and improvements and land use rights leased to USISH.  For the years ended December 31, 2008, 2009 and 2010, the rental revenue was NT$114,131 thousand, NT$131,712 thousand and NT$44,246 thousand (US$1,518 thousand), respectively.

The rental for buildings and improvements was determined based on prevailing market price, while the rentals for machinery and equipment and land use rights were negotiated by both parties.

As discussed in Note 2, USISH has been included in the consolidated financial statements since February 2010.  The related assets leased to USISH were reclassified to property, plant and equipment and intangible assets – land use rights accordingly.

16.	IDLE ASSETS

	December 31
	2009	2010
	NT$	NT$	US$
			(Note 2)

Cost
Land	34,216	232,681	7,985
Buildings and improvements	259,901	1,490,763	51,159
Machinery and equipment	906,265	551,294	18,919
Other	9,308	19,353	664
	1,209,690	2,294,091	78,727
Accumulated depreciation	(422,031)	(816,254)	(28,011)
Accumulated impairment	(367,878)	(228,790)	(7,852)

	419,781	1,249,047	42,864

Idle assets included ASE Electronics’ Flip-chip production line and USI’s Nankuan plant.  The Company recognized an impairment loss of NT$34,595 thousand, NT$11,117 thousand, and NT$37,123 thousand (US$1,274 thousand) for the years ended December 31, 2008, 2009 and 2010, respectively.

17.	SHORT-TERM BORROWINGS

Short-term borrowings represented revolving bank loans with annual interest rates of 0.86%-5.83% and 0.72%- 5.90% as of December 31, 2009 and 2010, respectively.

18.	ACCRUED EXPENSES

	December 31
	2009	2010
	NT$	NT$	US$
			(Note 2)

Accrued salaries and bonus	1,429,594	2,515,826	86,336
Accrued employee bonus and compensation to directors and supervisors	760,824	2,248,099	77,148
Accrued maintenance expenses	348,914	356,102	12,220
Accrued utilities expenses	227,423	296,314	10,169
Accrued employee insurance expenses	167,930	260,192	8,929
Accrued professional service fees	132,035	240,453	8,252
Other	1,279,308	1,926,671	66,118

	4,346,028	7,843,657	269,172

19.	LONG-TERM BANK LOANS

Long-term bank loans consisted of the following:

	December 31
	2009	2010
	NT$	NT$	US$
			(Note 2)

Loans for specified purposes	23,440,634	18,529,844	635,890
Working capital bank loans	26,535,748	36,919,357	1,266,965
Mortgage loans	23,520	-	-
	49,999,902	55,449,201	1,902,855
Current portion	(923,284)	(2,990,176)	(102,614)
	49,076,618	52,459,025	1,800,241
Unamortized arrangement fee	(86,101)	(95,307)	(3,271)

	48,990,517	52,363,718	1,796,970

a.	Loans for specified purposes

	December 31
	2009	2010
	NT$	NT$	US$
			(Note 2)
Syndicated bank loan (Led by Citi bank)
Repayable through March 2013 in semi-annual installments - annual interest rate was 1.97% and 1.96% as of December 31, 2009 and 2010, respectively	16,362,500	12,687,500	435,398
US$200,000 thousand, repayable at maturity in May 2011 - annual interest rate was 1.09% and 1.02% as of December 31, 2009 and 2010, respectively	6,406,000	5,828,000	200,000
Others - annual interest rate was 1.35%-1.78% and 1.75% as of December 31, 2009 and 2010, respectively	672,134	14,344	492

	23,440,634	18,529,844	635,890

The above syndicated bank loans led by Citi bank were restricted for use in the ASE Test Acquisition in 2008.  Pursuant to the loan agreements, ASE Inc. should hold no less than 51%, directly or indirectly, of ASE Test’s equity and maintain control over ASE Test at all time.

b.	Working capital bank loans

	December 31
	2009	2010
	NT$	NT$	US$ (Note 2)
Syndicated bank loans - due from March 2011 to June 2015 - annual interest rate was 1.13%-2.02% and 0.95%-1.56% as of December 31, 2009 and 2010, respectively
ASE Inc.	5,500,000	16,539,800	567,598
(Continued)

	December 31
	2009	2010
	NT$	NT$	US$ (Note 2)
ASESH AT	4,708,410	4,283,580	147,000
ASE Shanghai	762,314	-	-
Other bank loans - due from January 2011 to September 2014 - annual interest rate was 0.78%-2.73% and 0.70%-4.40% as of December 31, 2009 and 2010, respectively
ASE Inc.	13,943,900	12,243,040	420,145
ASE Shanghai	1,281,200	1,748,400	60,000
USI	-	1,384,375	47,508
Others	339,924	720,162	24,714

	26,535,748	36,919,357	1,266,965
(Concluded)

c.	Mortgage loans

The mortgage loans as of December 31, 2009 was repaid in March 2010.  The annual interest rate was 1.31% as of December 31, 2009.

Pursuant to the above loan agreements, the Company should maintain certain financial ratios.  Such financial ratios are calculated based on annual audited consolidated financial statements or semi-annual reviewed consolidated financial statements.  As of December 31, 2010, the Company was in compliance with all of the loan covenants.

As of December 31, 2009 and 2010, loans of NT$6,298,520 thousand and NT$14,331,571 thousand (US$491,818 thousand), respectively, would mature within one year.  However, because the Company had obtained new long term credit lines to refinance the loans on a long-term basis before December 31, 2009 and 2010, such loans were not classified as current portion of long-term bank loans.

As of December 31, 2010, the future maturities of long-term bank loans were as follows:

	Amount
	NT$	US$
		(Note 2)

Within one year	17,321,747	594,432
During the second year	25,300,023	868,223
During the third year	9,120,641	312,994
During the fourth year	3,058,247	104,950
During the fifth year and thereafter	648,543	22,256

	55,449,201	1,902,855

Long-term bank loans by currencies were summarized as follows:

	December 31
	2009	2010

New Taiwan dollars	NT$31,666,020	NT$36,851,875
U.S. dollars	US$ 572,397	US$ 638,206

20.	PENSION PLANS

Defined Contribution Pension Plans

a.	Based on the pension plan under the ROC Labor Pension Act, the Company makes monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages.

b.
Subsidiaries in USA have defined contribution savings plan (“401k plan”) for eligible employees.  This plan permits employees to make contributions up to the maximum limits allowable under the U.S. Internal Revenue Code Section 401(k).  Also, ASE Malaysia and subsidiaries in Singapore have defined contribution pension plans.

c.	According to local regulations, the subsidiaries in China and USI Mexico make contributions to local governments based on each employee’s average wage at specific rates.

Under defined contribution plans, the Company recognized pension costs of NT$508,651 thousand, NT$450,466 thousand and NT$649,616 thousand (US$ 22,293 thousand) for the years ended December 31, 2008, 2009 and 2010, respectively.

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

As of December 31, 2009 and 2010, the asset allocation in the retirement fund was primarily in cash, equity securities and debt securities.  Furthermore, under the LS Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by local banks.  The government is responsible for any shortfall in the event that the rate of return is less than the required rate of return.

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

c.
In addition, ASE Inc., ASE Test, Inc. and ASE Electronics maintain pension plans for executive managers.  Pension costs for the plans were NT$74,154 thousand, NT$22,474 thousand and NT44,844 thousand (US$1,539 thousand) for the years ended December 31, 2008, 2009 and 2010, respectively.  Pension payments were NT$15,966 thousand in 2009 and NT$2,666 thousand (US$91 thousand) in 2010.  As of December 31, 2009 and 2010, accrued pension cost was NT$161,613 thousand and NT$203,791 thousand (US$6,994 thousand), respectively.

Information about defined benefit pension plans was summarized as follows:

a.	Pension costs for these entities consist of:

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$	US$
				(Note 2)

Service cost	333,538	369,833	371,242	12,740
Interest	107,726	106,430	124,386	4,268
Projected return on plan assets	(46,788)	(35,621)	(29,836)	(1,024)
Amortization	20,674	61,487	52,828	1,813
Curtailment gain	(8,746)	(19,787)	-	-

	406,404	482,342	518,620	17,797

b.	Other pension information based on actuarial calculations of the plans was as follows:

	December 31
	2009	2010
	NT$	NT$	US$
			(Note 2)

Benefit obligation
Vested benefit obligation	2,559,381	2,824,794	96,939
Non-vested benefit obligation	1,932,697	2,453,188	84,186
Accumulated benefit obligation	4,492,078	5,277,982	181,125
Additional benefit based on future salaries	1,278,068	1,598,372	54,852
Projected benefit obligation	5,770,146	6,876,354	235,977
Fair value of plan assets	(2,097,594)	(2,366,254)	(81,203)
Funded status	3,672,552	4,510,100	154,774
Unrecognized net transition obligation	(57,761)	(54,014)	(1,854)
Unrecognized prior service cost	(10,891)	(10,165)	(349)
Unrecognized net actuarial loss	(1,340,574)	(1,849,887)	(63,483)
Additional pension liability	311,742	458,072	15,720
Recorded under accrued expenses	(8,316)	(10,517)	(361)
Prepaid pension cost	1,479	3,059	105

Accrued pension cost	2,568,231	3,046,648	104,552

c. Vested benefit	2,619,611	2,915,762	100,060

December 31
	2009	2010
d. Actuarial assumptions used:

Discount rate	2.25%-4.92%	1.75%-5.00%
Increase in future salary level	2.50%-5.00%	2.00%-5.00%
Expected rate of return on plan assets	1.50%-2.50%	2.00%-2.50%

	Year Ended December 31
	2009	2010
	NT$	NT$	US$
			(Note 2)

e. Contributions to the funds	194,889	316,813	10,872

f. Payments from the funds	220,541	57,826	1,984

g.	The Company expects to make contributions of NT$312,607 thousand (US$10,728 thousand) to its defined benefit pension plans in 2011.

h.	Expected benefit payments:

	Amount
Year of Payments	NT$	US$
		(Note 2)

2011	224,252	7,696
2012	227,918	7,821
2013	269,105	9,235
2014	266,288	9,138
2015	306,925	10,533
2016 and thereafter	1,960,578	67,282

Plan assets and obligations reflected herein were measured as of December 31, 2009 and 2010.

21.	SHAREHOLDERS’ EQUITY

Common Stock

The Company reserved common stock of NT$8,000,000 thousand, representing 800,000 thousand shares, for employee stock option plans.  For the years ended December 31, 2008, 2009 and 2010, employees exercised options and paid NT$240,770 thousand (16,019 thousand shares), NT$238,789 thousand (16,061 thousand shares) and NT$499,404 thousand (28,563 thousand shares), of which NT$135,205 thousand (8,951 thousand shares) and NT$299,698 thousand (14,902 thousand shares) were recorded as “capital received in advance” as of December 31, 2009 and 2010, respectively.

Long-term bonds payable converted to common stock in 2008 amounted to NT$265,834 thousand.  For the year ended December 31, 2009, the Company made capital reductions in the amount of NT$2,179,740 thousand (217,974 thousand shares) through the retirement of treasury stock.  In addition, the shareholders’ meetings held in June 2008 and June 2010 resolved to distribute stock dividends out of capital surplus and retained earnings, in the amount of NT$1,970,867 thousand (197,087 thousand shares) and NT$5,494,970 thousand (549,497 thousand shares), respectively.  The Company has completed the registration formalities for all the above-mentioned increases and reductions of capital.

American Depositary Shares

ASE Inc. issued ADS, each ADS representing five common shares.  As of December 31, 2009 and 2010, 46,256 thousand and 53,110 thousand ADS were outstanding and represented approximately 231,280 thousand and 265,552 thousand common shares of ASE Inc., respectively.

Capital Surplus

Under the ROC Company Law, capital surplus from paid-in capital in excess of par value, treasury stock transactions and reversed interest of convertible bonds may be transferred to capital, subject to a limited equal to a specified percentage of paid-in capital.

Capital surplus from equity method investments may not be used for any purpose.

Appropriation of Retained Earnings

The Articles of Incorporation of ASE Inc. provide that the annual net income shall be distributed in the following order:

a.	Replenishment of losses;

b.	10.0% as legal reserve;

c.	Special reserve in accordance with laws or regulations set forth by the authorities concerned;

d.	An amount equal to the excess of the income from equity method investments over cash dividends as special reserve;

e.	Not more than 2.0% of the remainder from a. to d. as compensation to directors and supervisors;

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

For the years ended December 31, 2009 and 2010, the bonus to employees of ASE Inc. was NT$607,009 thousand and NT$1,523,133 thousand (US$52,269 thousand), respectively, and the compensation to directors and supervisors of ASE Inc. was NT$121,402 thousand and NT$304,627 thousand (US$10,454 thousand), respectively.  The bonus to employees and compensation to directors and supervisors represented 10% and 2%, respectively, of net income (net of the bonus and compensation).  Significant differences between such estimated amounts and the amounts proposed by the board of directors in the following year are adjusted for in the current year.  If the actual amounts subsequently resolved by the shareholders differ from the proposed amounts, the differences are recorded in the year of shareholders’ resolution as a change in accounting estimate.  If a share bonus is resolved to be distributed to employees, the number of shares is determined by dividing the amount of the share bonus by the closing price (after considering the effect of cash and stock dividends) of the shares of the day immediately preceding the shareholders’ meeting.

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

The appropriation of 2008 and 2009 earnings resolved at the Company’s annual shareholders’ meetings and the appropriation of 2010 earnings proposed by the Company’s directors and to be resolved by the Company’s annual shareholders’ meeting is as follows:

	2008	2009	2010
	NT$	NT$	NT$	US$
				(Note 2)

Legal reserve	616,005	674,455	1,833,750	62,929
Special reserve	-	-	1,272,417	43,666
Stock dividends – nil, NT$0.84 and NT$1.15 in 2008, 2009 and 2010, respectively	-	4,615,775	6,957,357	238,756
Cash dividends - NT$0.50, NT$0.36 and NT$0.65 in 2008, 2009 and 2010, respectively	2,736,568	1,978,190	3,932,419	134,949

	3,352,573	7,268,420	13,995,943	480,300

Aside from the 2008 and 2009 earnings appropriations listed above, the shareholders also resolved to distribute the bonus to employees and compensation to directors and supervisors in cash.  Aside from the 2010 earnings appropriation listed above, the directors also proposed to distribute the bonus to employees and compensation to directors and supervisors in cash.  The information was as follows:

	2008	2009	2010
	NT$	NT$	NT$	US$
				(Note 2)

Bonus to employees	554,404	607,009	1,523,133	52,269
Compensation to directors and supervisors	88,800	120,000	304,200	10,439

The differences between the approved amounts of the bonus to employees and compensation to directors and supervisors and the accrual amounts reflected in the consolidated financial statements for the years ended December 31, 2008 and 2009 were primarily due to changes in estimates.  The differences were NT$22,082 thousand and NT$1,402 thousand and had been adjusted in earnings for the years ended December 31, 2009, and 2010, respectively.

Information about the appropriations of earnings, bonus to employees and compensation to directors and supervisors is available on the Market Observation Post System website of the TSE.

Unrealized Gain (Loss) on Financial Instruments

Movements of the unrealized gain (loss) on financial instruments for the years ended December 31, 2009 and 2010 were as follows:

	Available- for-sale Financial	Equity Method	Cash Flow Hedges
	Assets	Investments	(Note 26)	Total
	NT$	NT$	NT$	NT$	US$
					(Note 2)

Balance at January 1, 2009	-	(47,743)	(391,695)	(439,438)	(15,080)
Recognized directly in shareholders’ equity	58	380,464	(165,552)	214,970	7,377
Removed from shareholders’ equity and recognized in earnings	(58)	-	250,024	249,966	8,578
Balance at December 31, 2009	-	332,721	(307,223)	25,498	875
Recognized directly in shareholders’ equity	(9,117)	124,744	(169,399)	(53,772)	(1,845)
Removed from shareholders’ equity and recognized in earnings	(173)	-	274,750	274,577	9,422

Balance at December 31, 2010	(9,290)	457,465	(201,872)	246,303	8,452

Treasury Stock (Shares in Thousands)

	Beginning		Retirement/	Ending
	Shares	Addition	Decrease	Shares

Year ended December 31, 2009

Parent company shares held by subsidiaries	322,532	-	-	322,532
Repurchase under share buyback plan	108,700	109,274	217,974	-

	431,232	109,274	217,974	322,532

Year ended December 31, 2010

Parent company shares held by subsidiaries	322,532	10,427	218,167	114,792
Repurchase under share buyback plan	-	37,000	-	37,000

	322,532	47,427	218,167	151,792

ASE Inc’s board of directors held meetings in November 2008 and January 2009 and approved share buyback plans to repurchase ASE Inc’s common shares listed on the TSE.  ASE Inc. had repurchased 217,974 thousand common shares.  All the treasury shares repurchased under the above-mentioned share buyback plans were retired in 2009.

ASE Inc’s board of directors also approved a share buyback plan to repurchase ASE Inc’s common shares listed on the TSE in November 2010. ASE Inc. had repurchased 37,000 thousand common shares, which were retired in January 2011.

As of December 31, 2009 and 2010, information regarding treasury stock held by subsidiaries was as follows:

	Shares
	Held By	Book	Market
	Subsidiaries	Value	Value
Subsidiary		NT$	NT$

December 31, 2009

ASE Test	204,907	4,483,761	5,911,575
J&R Holding	109,771	1,254,053	3,166,877
ASE Test, Inc.	7,854	196,677	226,595

	322,532	5,934,491	9,305,047

December 31, 2010

ASE Test	69,403	1,380,721	2,342,339
J&R Holding	36,750	381,709	1,240,311
ASE Test, Inc.	8,639	196,677	291,563

	114,792	1,959,107	3,874,213

	Book Value	Market Value
Subsidiary	US$ (Note 2)	US$ (Note 2)

December 31, 2010

ASE Test	47,382	80,382
J&R Holding	13,099	42,564
ASE Test, Inc.	6,749	10,006

	67,230	132,952

ASE Inc. issued common shares in connection with its merger with ASE Chung Li and ASE Material in August 2004. The shares held by its subsidiaries were reclassified from equity method investments to treasury stock.

In addition, as discussed in Note 2, 218,167 thousand shares of ASE Inc. held by subsidiaries were used as the consideration of NT$5,246,916 thousand (US$180,059 thousand) for the USI Acquisition in February 2010.  The difference between the consideration and the book value of the treasury stock, amounting to NT$1,271,532 thousand (US$43,635 thousand), was recorded under capital surplus – treasury stock transactions.  Stock dividends received in 2008, 2009 and 2010 by the subsidiaries from ASE Inc. were 9,068 thousand shares, nil and 10,427 thousand shares, respectively.

Although these shares are treated as treasury stock in the consolidated financial statements, the shareholders are entitled to exercise their rights on these shares, except for participation in capital increases through cash contributions and exercise of voting rights.

22.	EMPLOYEE STOCK OPTION PLANS

ASE Inc. Option Plans

In order to attract, retain and reward employees, ASE Inc. has four employee stock option plans, including the 2010 plan authorized to grant for 200,000 thousand units.  Each unit represents the right to purchase one share of common stock of ASE Inc. when exercised.  Under the terms of the plans, stock option rights are granted at an exercise price equal to or not less than the closing price of the common shares listed on the TSE on the date of grant.  The option rights of these plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date.

Information regarding stock options for the years ended December 31, 2008, 2009 and 2010 was as follows:

	Year Ended December 31
	2008		2009		2010
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price	Options	Price
	(In	Per Share	(In	Per Share	(In	Per Share
	Thousands)	(NT$)	Thousands)	(NT$)	Thousands)	(NT$)

Beginning outstanding balance	295,748	24.5	271,838	25.0	246,566	25.6
Options granted	-	-	-	-	187,720	28.6
Options forfeited	(7,891)	26.9	(9,211)	26.7	(8,096)	27.2
Options exercised	(16,019)	15.0	(16,061)	14.9	(28,563)	17.5

Ending outstanding balance	271,838	25.0	246,566	25.6	397,627	24.9

Ending exercisable balance	78,141	15.8	140,003	22.7	144,815	22.7

Grant date fair value of the options granted during the year (NT$)	-		-		6.2-6.3

The exercise prices have been adjusted to reflect the dilution attributable to the distribution of stock dividends in accordance with the terms of the plans.

The weighted average stock price at the date of exercise for stock options exercised for the years ended December 31, 2008, 2009 and 2010 was NT$22.49, NT$20.47 and NT$27.22 (US$0.93), respectively.

Information regarding outstanding and exercisable stock options as of December 31, 2010 was as follows:

	Outstanding			Exercisable
		Weighted			Weighted
Range of	Number of	Average	Remaining	Number of	Average	Remaining
Exercise	Options (In	Exercise	Contractual	Options (In	Exercise	Contractual
Price (NT$)	Thousands)	Price (NT$)	Life (Years)	Thousands)	Price (NT$)	Life (Years)

8.5	9,336	8.5	2.0	9,295	8.5	2.0
12.1-17.2	42,184	16.3	3.5	41,810	16.3	3.5
26.0-26.9	346,107	26.4	8.2	93,710	26.9	7.0

	397,627	24.9		144,815	22.7

As of December 31, 2010, the number of options that were expected to vest was 215,801 thousand.

As of December 31, 2010, the aggregate intrinsic value of outstanding and exercisable stock options was NT$3,508,843 thousand (US$120,413 thousand) and NT$1,604,536 thousand (US$55,063 thousand), respectively.

Total intrinsic value of options exercised for the years ended December 31, 2008, 2009 and 2010 was NT$183,166 thousand, NT$160,669 thousand and NT$300,776 thousand (US$10,322 thousand), respectively.

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

The beginning outstanding options were 368 thousand units and were fully exercised for the year ended December 31, 2008, while the weighted average exercise price per unit was US$7.31.

ASE Mauritius Inc. Option Plan

ASE Mauritius Inc. has an employee stock option plan which granted 30,000 thousand units in December 2007.  Under the terms of the plan, each unit represents the right to purchase one share of common stock of ASE Mauritius Inc. when exercised.  The options are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date.

Information regarding stock options for the years ended December 31, 2008, 2009 and 2010 was as follows:

	Year Ended December 31
	2008		2009		2010
	Number of	Exercise	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price	Options	Price
	(In	Per Share	(In	Per Share	(In	Per Share
	Thousands)	(US$)	Thousands)	(US$)	Thousands)	(US$)

Beginning outstanding balance	30,000	1.7	29,620	1.7	29,420	1.7
Options granted	-	-	-	-	-	-
Options forfeited	(380)	1.7	(200)	1.7	(300)	1.7

Ending outstanding balance	29,620	1.7	29,420	1.7	29,120	1.7

Ending exercisable balance	-	-	11,236	1.7	17,672	1.7

Grant date fair value of the options granted during the year (US$)	-		-		-

As of December 31, 2009 and 2010, the remaining contractual life is eight years and seven years, respectively.  As of December 31, 2010, the number of options that were expected to vest was 11,008 thousand.

USI Option Plan

USI had employee stock option plans in place prior to its acquisition by the Company.  Under the terms of the plans, each unit represented the right to purchase one share of common stock of USI when exercised.  The option rights of these plans were valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date.

The weighted average stock price at the date of exercise for stock options exercised for the year ended December 31, 2010 was NT$20.26 (US$0.70).

Information regarding stock options for the year ended December 31, 2010 was as follows:

	Year Ended December 31, 2010
		Weighted
		Average
	Number of	Exercise
	Options	Price
	(In	Per Share
	Thousands)	(NT$)

Beginning outstanding balance	27,899	15.0
Options exercised	(2,846)	13.6
Options forfeited	(25,053)	15.2

Ending outstanding balance	-	-

Ending exercisable balance	-	-

In June 2010, USI reached an agreement with its employees to cancel unexercised options with cash compensation at a fixed amount per unit.  Compensation cost of NT$138,507 thousand (US$4,753 thousand) was recognized for the year ended December 31, 2010.

USIE Option Plan

The terms of the plans issued by USIE were the same with that of the USI option plans.

Information regarding stock options for the year ended December 31, 2010 was as follows:

	Year Ended December 31, 2010
		Weighted
		Average
	Number of	Exercise
	Options	Price
	(In	Per Share
	Thousands)	(US$)

Beginning outstanding balance	18,722	1.5
Options granted	8,800	2.4
Options forfeited	(653)	1.5

Ending outstanding balance	26,869	1.8

Ending exercisable balance	10,900	1.5

Grant date fair value of the options granted during the year (US$)	0.88-1.06

Information regarding outstanding and exercisable stock options as of December 31, 2010 was as follows:

	Outstanding			Exercisable
		Weighted			Weighted
Exercise	Number of	Average	Remaining	Number of	Average	Remaining
Range of	Options (In	Exercise	Contractual	Options (In	Exercise	Contractual
Price (US$)	Thousands)	Price (US$)	Life (Years)	Thousands)	Price (US$)	Life (Years)

1.5-2.4	26,869	1.8	7.7	10,900	1.5	7.0

As of December 31, 2010, the number of options that were expected to vest was 14,604 thousand.

For those options granted before December 31, 2007, no compensation cost was recognized under the intrinsic value method for the years ended December 31, 2008, 2009 and 2010.

For purposes of pro forma disclosure, the estimated fair values of the options granted before December 31, 2007 are amortized to expense over the option vesting periods.  Had the Company recorded compensation cost based on the estimated grant date fair values which were determined using the Black-Scholes option pricing model, the pro forma information for the years ended December 31, 2008, 2009 and 2010 would have been as follows:

Assumptions:

	ASE Inc.	ASE Test	ASE Mauritius Inc.	USI	USIE

Expected dividend yield	3.00%	-	-	7.0%-11.5%	-
Expected volatility	46.0%-59.0%	59.95%-62.03%	47.21%	42.0%-44.0%	39.0%
Risk free interest rate	1.80%-2.51%	4.88%	4.17%	2.49%-3.12%	4.28%
Expected life	5.0-6.5 years	3-5 years	6.5 years	6.525 years	6.525 years
	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$	US$
				(Note 2)

Net income attributable to shareholders of the parent	5,436,867	6,127,405	17,804,442	610,997

Basic earnings per share	0.92	1.08	3.01	0.10

In addition, options granted by ASE Inc. and USIE during the year ended December 31, 2010 were valued using the Hull & White Model (2004) with Ritchken’s Trinomial Tree Model (1995) and the inputs for the model were as follows:

	ASE Inc.	USIE
Assumptions:
Share price/ market price at grant date	NT$28.6	US$2.49
Exercise price	NT$28.6	US$2.42
Expected volatility	28.59%	35.63%
Expected life	10 years	10 years
Expected dividend yield	4.00%	-
Risk - free interest rate	1.8087%	1.7997%

Expected volatility of ASE Inc. and USIE is based on the historical stock price volatility over the past 10 years of ASE Inc. and comparable peer group companies, respectively.  To allow for the effects of early exercise, ASE Inc. and USIE assumed that employees would exercise the options after vesting date when the stock price was 1.58 times the exercise price.

For the year ended December 31, 2010, termination of employment resulted in forfeiture of stock options of ASE Inc. and USIE granted during the year ended December 31, 2010 were 2,099 thousand units and 0 units, respectively.  As of December 31, 2010, the estimated percentage of forfeiture due to termination of employment over the remaining vesting period of ASE Inc. and USIE was 4.0% and 2.0%, respectively.

Compensation cost recognized by the Company for the options granted after January 1, 2008 was nil for the years ended December 31, 2008 and 2009 and NT$319,147 thousand (US$10,952 thousand) for the year ended December 31, 2010.

23.	PERSONNEL EXPENDITURE, DEPRECIATION AND AMORTIZATION

	Year Ended December 31, 2008			Year Ended December 31, 2009
	Cost of	Operating		Cost of	Operating
	Revenues	Expenses	Total	Revenues	Expenses	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Personnel
Salary	11,578,736	4,862,392	16,441,128	10,353,640	4,449,980	14,803,620
Pension cost	688,237	309,718	997,955	716,876	264,652	981,528
Labor and health insurance	861,532	306,506	1,168,038	786,049	304,170	1,090,219
Others	1,194,641	353,482	1,548,123	1,071,270	312,026	1,383,296

	14,323,146	5,832,098	20,155,244	12,927,835	5,330,828	18,258,663

Depreciation	15,360,782	972,733	16,333,515	15,800,086	975,843	16,775,929
Amortization	440,024	471,313	911,337	410,522	451,631	862,153

	Year Ended December 31, 2010
	Cost of	Operating
	Revenues	Expenses	Total
	NT$	NT$	NT$	US$
				(Note 2)

Personnel
Salary	16,423,462	8,453,317	24,876,779	853,699
Pension cost	826,288	386,792	1,213,080	41,629
Labor and health insurance	1,139,682	461,092	1,600,774	54,934
Others	2,060,375	832,527	2,892,902	99,276

	20,449,807	10,133,728	30,583,535	1,049,538

Depreciation	17,303,405	1,169,928	18,473,333	633,951
Amortization	764,999	616,141	1,381,140	47,397

24.	INCOME TAX

a.	A reconciliation of income tax expense based on income before income tax at statutory rates and income tax expense was as follows:

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$	US$
				(Note 2)

Tax expense based on pre-tax income at statutory rates
Domestic entities	2,006,503	1,799,140	2,037,332	69,915
Foreign entities	973,280	362,969	3,204,662	109,975
	2,979,783	2,162,109	5,241,994	179,890

Add (less) tax effects of:
Permanent differences
Tax-exempt income	(598,361)	(654,839)	(979,020)	(33,597)
Others	23,908	271,352	118,588	4,069
Temporary differences
Unrealized foreign exchange loss (gain)	235,882	(108,357)	(129,884)	(4,457)
Loss (gain) on valuation of financial instruments	160,271	(148,735)	60,270	2,068
Others	(155,366)	(7,835)	162,375	5,572
	2,646,117	1,513,695	4,474,323	153,545
Loss carryforwards	151,359	28,774	(61,984)	(2,127)
Income tax on undistributed earnings	176,860	284,576	-	-
Credits for investments and research and development expenditures	(1,423,852)	(599,070)	(819,712)	(28,130)
Adjustment of prior year’s income tax	16,076	27,203	(19,651)	(674)
Current income tax	1,566,560	1,255,178	3,572,976	122,614
Deferred income tax	701,722	229,744	55,764	1,914

Income tax expense	2,268,282	1,484,922	3,628,740	124,528

In January 2009, the ROC Legislative Yuan passed the amendment of Article 39 of the ROC Income Tax Law, which extends the operating loss carryforwards period from five years to ten years.  In May 2009, the ROC Legislative Yuan also passed the amendment of Article 5 of the ROC Income Tax Law, which reduced a profit-seeking enterprise’s income tax rate from 25% to 20%.  Additionally, in May 2010, the ROC Legislative Yuan passed the amendment of Article 5 of the ROC Income Tax Law, which further reduced a profit-seeking enterprise’s income tax rate from 20% to 17%, effective January 1, 2010.

Under Article 10 of the ROC Statute for Industrial Innovation passed by the ROC Legislative Yuan in April 2010, a profit-seeking enterprise may deduct up to 15% of its research and development expenditures from its income tax payable for the fiscal year in which these expenditures are incurred, but this deduction should not exceed 30% of the income tax payable for that fiscal year.  This incentive took effect from January 1, 2010 and is effective till December 31, 2019.

b.	Deferred income tax assets (liabilities) were as follows:

	December 31
	2009	2010
	NT$	NT$	US$
			(Note 2)

Deferred income tax assets - current
Unused tax credits	764,492	796,142	27,321
Provision for inventory valuation and obsolescence	49,336	83,704	2,873
Unrealized foreign exchange loss (gain)	65,351	(46,100)	(1,582)
Others	153,898	374,634	12,856
	1,033,077	1,208,380	41,468
Valuation allowance	(139,455)	(289,119)	(9,922)

	893,622	919,261	31,546

Deferred income tax assets - noncurrent
Unused tax credits	1,275,556	1,824,803	62,622
Accrued pension cost	555,673	639,078	21,931
Loss carryforwards	365,283	548,125	18,810
Depreciation	(119,960)	(85,812)	(2,944)
Others	51,812	328,992	11,290
	2,128,364	3,255,186	111,709
Valuation allowance	(507,347)	(1,187,309)	(40,745)

	1,621,017	2,067,877	70,964

Deferred income tax liabilities - noncurrent
Depreciation	(256,260)	(367,569)	(12,614)
Others	75,305	(4,956)	(170)

	(180,955)	(372,525)	(12,784)

The increase in the valuation allowance for 2010 was mainly due to the newly effective research and development expenditures tax deduction of the ROC Statute for Industrial Innovation and the USI Acquisition because it is more likely than not that some of the loss carryforwards and tax credits of the Company will not be realized by future taxable income.  In assessing the realizability of deferred income tax assets, the Company considers its future taxable earnings and expected timing of the reversal of temporary differences.  In addition, in the event future taxable earnings do not materialize as forecasted, the Company will consider executing certain tax planning strategies available to realize the deferred income tax assets.  The valuation allowance is provided to reduce the gross deferred income tax assets to an amount which the Company believes will more likely than not be realized.  Deferred income tax assets and liabilities are classified in the consolidated balance sheets based on the classification of the related assets or liabilities or the expected timing of the reversal of temporary differences.

c.	The tax holidays for the Company are as follows:

1)
A portion of ASE Inc.’s income from packaging of semiconductors is exempt from income tax for five years ending September 2009 and December 2013, respectively.  A portion of ASE Chung Li branch’s income from manufacturing, processing and testing of semiconductors is exempt from income tax for five years ending December 2011.

2)	A portion of ASE Test, Inc. and PowerASE’s income is exempt from income tax for five years.

3)
Under the previous tax laws in China, those subsidiaries located in China were eligible to enjoy the five-year tax holiday (two-year tax exemption and subsequent three-year 50% reduction of applicable tax rate) starting from the first profit-making year.  However, under the amended tax laws effective from January 1, 2008, manufacturing foreign-invested enterprises whose tax holidays under the prior tax laws had not started would have their tax holidays become effective starting from January 1, 2008, and those subsidiaries would be eligible for a five-year transition period in which the tax rate will be increased gradually to 25%.  The tax rates applied to above subsidiaries in China for 2008, 2009 and 2010 were 18%, 20% and 22%, respectively.

In addition, some China subsidiaries also qualify as high technology enterprises which are entitled to research and development tax credits and a reduced tax rate of 15%.  However, they are currently enjoying the three-year 50% tax reduction and have not start to use the 15% tax rate.

Under new income tax laws, the distribution of China-sourced income generated after January 1, 2008 is subject to a 10% withholding tax, and enterprises originating from those countries that have tax treaties with China may apply for lower withholding tax rates.

4)
ASE Singapore has been granted pioneer status under the provisions of the Economic Expansion Incentives (Relief from Income Tax) Act and the income arising from pioneer status activities up to August 2013 is exempt from income tax.

The per share effect of these tax holidays was NT$0.10, NT$0.12 and NT$0.17 (US$0.01) per share for the years ended December 31, 2008, 2009 and 2010, respectively.

d.	As of December 31, 2010, unused tax credits, which may be utilized to offset future income tax, were set forth below:

	Amount
Year of Expiry	NT$	US$
		(Note 2)

2011	660,360	22,662
2012	547,558	18,790
2013	611,057	20,970
2014	706,276	24,237
2015 and thereafter	95,694	3,284

	2,620,945	89,943

e.	Loss carryforwards as of December 31, 2010 comprised of:

	Amount
Year of Expiry	NT$	US$
		(Note 2)

2011	144,277	4,951
2014	36,476	1,252
2015	115,101	3,950
2016	27,579	946
2017	27,740	952
2018 and thereafter	196,952	6,759

	548,125	18,810

f.
Income tax returns of ASE Inc. have been examined by the ROC tax authorities through 2006.  ASE Inc. disagreed with the result of an examination relating to its income tax returns from 2002 to 2006 and applied for related tax appeals and procedures.  ASE Inc. has recognized the related income tax expense in the year upon completion of examinations.  Income tax returns of other subsidiaries have been examined by the tax authorities through 2002 to 2009.

g.	Information regarding Imputation Tax System

As of December 31, 2009 and 2010, the balance of the Imputation Credit Account (“ICA”) amounted to NT$517,526 thousand and NT$430,107 thousand (US$14,760 thousand), respectively.  The creditable ratio for the distribution of 2009 and 2010 earnings is 12.47% (actual) and 5.09% (estimated), respectively.

Under the Integrated Income Tax System which became effective on January 1, 1998, ROC resident shareholders are allowed a tax credit for their proportionate share of the income tax paid in the ROC by the Company on earnings generated since January 1, 1998.  Non-resident shareholders are allowed only a tax credit from the 10% income tax on undistributed earnings, which can be used to reduce the withholding income tax on dividends.  An ICA is maintained by the Company for such income tax and the tax credit allocated to each shareholder.  The maximum credit available for allocation to each shareholder cannot exceed the balance shown in the ICA on the date of distribution of dividends.  The expected creditable ratio for the 2010 earnings may be adjusted, depending on the ICA balance on the date of dividend distribution.

25.	EARNINGS PER SHARE

	Year Ended December 31
	2008		2009		2010
	Before Income Tax	After Income Tax	Before Income Tax	After Income Tax	Before Income Tax		After Income Tax
	NT$	NT$	NT$	NT$	NT$	US$	NT$	US$
						(Note 2)		(Note 2)

Basic EPS (in dollar)	1.24	1.04	1.35	1.19	3.22	0.11	3.10	0.11

Diluted EPS (in dollar)	1.21	1.02	1.33	1.17	3.16	0.11	3.04	0.10

EPS is computed as follows:

	Amounts (Numerator)		Number of	EPS (in dollar)
	Before	After	Shares	Before	After
	Income	Income	(Denominator)	Income	Income
	Tax	Tax	(In Thousands)	Tax	Tax
	NT$	NT$		NT$	NT$

Year ended December 31, 2008

Basic EPS
Income attributable to shareholders of the parent	7,341,503	6,160,052	5,931,688	1.24	1.04
Effect of dilutive potential common shares
Bonus to employees	-	-	28,017
Convertible bonds (Expired in September, 2008)	-	-	6,780
Employee stock options issued by ASE Inc.	-	-	36,130
Bonus to employees and employee stock options issued by subsidiaries	(60,592)	(60,592)	-

Diluted EPS
Income attributable to shareholders of the parent plus effect of potential dilutive common stock	7,280,911	6,099,460	6,002,615	1.21	1.02
(Continued)

	Amounts (Numerator)		Number of	EPS (in dollar)
	Before	After	Shares	Before	After
	Income	Income	(Denominator)	Income	Income
	Tax	Tax	(In Thousands)	Tax	Tax
	NT$	NT$		NT$	NT$

Year ended December 31, 2009

Basic EPS
Income attributable to shareholders of the parent	7,667,691	6,744,546	5,678,720	1.35	1.19
Effect of dilutive potential common shares
Bonus to employees	-	-	29,019
Employee stock options issued by ASE Inc.	-	-	20,137
Bonus to employees and employee stock options issued by subsidiaries	(26,472)	(26,472)	-

Diluted EPS
Income attributable to shareholders of the parent plus effect of potential dilutive common stock	7,641,219	6,718,074	5,727,876	1.33	1.17

Year ended December 31, 2010

Basic EPS
Income attributable to shareholders of the parent	19,032,589	18,337,500	5,906,666	3.22	3.10
Effect of dilutive potential common stock
Bonus to employees	-	-	36,589
Employee stock options issued by ASE Inc.	-	-	38,519
Bonus to employees and employee stock options issued by subsidiaries	(144,397)	(144,397)	-

Diluted EPS
Income attributable to shareholders of the parent plus effect of potential dilutive common stock	18,888,192	18,193,103	5,981,774	3.16	3.04

	Amounts (Numerator)		Number of	EPS (in dollar)
	Before	After	Shares	Before	After
	Income	Income	(Denominator)	Income	Income
	Tax	Tax	(In Thousands)	Tax	Tax
	US$ (Note 2)	US$ (Note 2)		US$ (Note 2)	US$ (Note 2)

Year ended December 31, 2010

Basic EPS
Income attributable to shareholders of the parent	653,143	629,290	5,906,666	0.11	0.11
Effect of dilutive potential common shares
Bonus to employees	-	-	36,589
Employee stock options issued by ASE Inc.	-	-	38,519
Bonus to employees and employee stock options issued by subsidiaries	(4,955)	(4,955)	-

Diluted EPS
Income attributable to shareholders of the parent plus effect of potential dilutive common stock	648,188	624,335	5,981,774	0.11	0.10
(Concluded)

For purposes of the ADS calculation, the denominator was the above-mentioned weighted average outstanding shares divided by five (one ADS represents five common shares).  The numerator was the same.

The ROC ARDF issued Interpretation 96-052 that requires companies to recognize bonuses paid to employees, directors and supervisors as compensation expenses beginning January 1, 2008.  These bonuses were previously recorded as appropriations from earnings.  If the Company may settle the bonus to employees by cash or shares, the Company should presume that the entire amount of the bonus will be settled in shares and the resulting potential shares should be included in the weighted average number of shares outstanding used in the calculation of diluted EPS, if the shares have a dilutive effect.  The number of shares is estimated by dividing the entire amount of the bonus by the closing price (after consideration of the dilutive effect of dividends) of the shares at the balance sheet date.  Such dilutive effect of the potential shares needs to be included in the calculation of diluted EPS until the shareholders resolve the number of shares to be distributed to employees at their meeting in the following year.

The weighted average number of shares outstanding for EPS calculation has been retroactively adjusted for the issuance of stock dividends and common stock issued from capital surplus.  This adjustment caused the basic after income tax EPS for the years ended December 31, 2008 and 2009 to decrease from NT$1.14 to NT$1.04 and from NT$1.31 to NT$1.19, respectively.  This adjustment caused the diluted after income tax EPS for the year ended December 31, 2008 and 2009 to decrease from NT$1.12 to NT$1.02 and from NT$1.29 to NT$1.17, respectively.

26.	DISCLOSURES FOR FINANCIAL INSTRUMENTS

a.	Fair values of financial instruments were as follows:

	December 31
	2009		2010
	Carrying Amount	Fair Value	Carrying Amount		Fair Value
	NT$	NT$	NT$	US$	NT$	US$
				(Note 2)		(Note 2)
Non-derivative financial instruments

Assets
Financial assets at fair value through profit or loss - current	974,702	974,702	973,315	33,401	973,315	33,401
Available-for-sale financial assets - current	3,995,524	3,995,524	338,094	11,603	338,094	11,603
Guarantee deposits - current	256,876	256,876	14,914	512	14,914	512
Available-for-sale financial assets - noncurrent	-	-	310,426	10,653	310,426	10,653
Financial assets carried at cost - noncurrent	692,059		843,740	28,955
Bond investments with no active market - noncurrent	96,090	96,090	87,420	3,000	87,420	3,000
Guarantee deposits - noncurrent	50,628	50,628	78,453	2,692	78,453	2,692
Restricted assets	177,565	177,565	236,516	8,117	236,516	8,117
Liabilities
Long-term bank loans (including current portion)	49,913,801	49,913,801	55,353,894	1,899,584	55,353,894	1,899,584
Capital lease obligations (including current portion)	15,773	15,773	39,620	1,360	39,620	1,360

Derivative financial instruments

Assets
Swap contracts	17,605	17,605	173,389	5,950	173,389	5,950
Cross currency swap contracts	-	-	163,670	5,617	163,670	5,617
Forward exchange contracts	24,648	24,648	48,569	1,667	48,569	1,667
European foreign currency option contracts	7,756	7,756	-	-	-	-
Liabilities
Cross currency swap contracts	122,495	122,495	507,546	17,418	507,546	17,418
Swap contracts	50,468	50,468	394,747	13,547	394,747	13,547
Interest rate swap contract	311,778	311,778	189,541	6,504	189,541	6,504
Forward exchange contracts	24,062	24,062	13,757	472	13,757	472

b.	Methods and assumptions used in the estimation of fair values of financial instruments were as follows:

1)
The aforementioned financial instruments do not include cash and cash equivalents, accounts receivable, other receivables, short-term borrowings, accounts payable, accrued expenses and payable for properties.  Due to their short term nature, these financial instruments’ carrying amounts approximate their fair values.

2)
Fair values of financial assets at FVTPL and available-for-sale financial assets were determined using their quoted market prices in an active market.  Fair values of derivatives, private-placement shares, financial notes and bond investments with no active market were determined using valuation techniques incorporating estimates and assumptions which are similar with those generally used by other market participants to price financial instruments.

3)
Financial assets carried at cost are investments in unquoted securities, which have no quoted prices in an active market and entail an unreasonably high cost to obtain verifiable fair values.  Therefore, no fair value is presented.

4)	The carrying amounts of guarantee deposits and restricted assets reflect their fair values due to their short term nature.

5)	The interest rates of long-term liabilities were mainly floating; therefore, their fair values approximate carrying amounts.

c.
Valuation gains from changes in fair value of financial instruments determined using valuation techniques were NT$251,616 thousand, NT$361,085 thousand and NT$66,384 thousand (US$2,278 thousand) for the years ended December 31, 2008, 2009 and 2010, respectively.

d.
As of December 31, 2009 and 2010, financial assets exposed to fair value interest rate risk amounted to NT$21,562 thousand and NT$110,585 thousand (US$3,795 thousand), respectively, financial liabilities exposed to fair value interest rate risk amounted to NT$103,718 thousand and NT$10,781 thousand (US$370 thousand), respectively, financial assets exposed to cash flow interest rate risk amounted to NT$17,465,721 thousand and NT$16,144,099 thousand (US$554,018 thousand), respectively, and financial liabilities exposed to cash flow interest rate risk amounted to NT$61,106,915 thousand and NT$69,508,413 thousand (US$2,385,326 thousand), respectively.

e.
For the years ended December 31, 2008, 2009 and 2010, interest income of NT$326,772 thousand, NT$173,870 thousand and NT$215,228 thousand (US$7,386 thousand), and interest expense (including capitalized interest) of NT$1,973,684 thousand, NT$1,680,978 thousand and NT$1,682,838 thousand (US$57,750 thousand) were associated with financial assets or liabilities other than those at FVTPL.

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

The Company holds open-end mutual funds, financial notes and quoted stocks, which are subject to market risk.  The fair value of these investments will decrease by NT$16,000 thousand (US$549 thousand) if their market price decreases by 1%.

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

The Company’s investments in open-end mutual funds, financial notes and quoted stocks are traded in active markets and can be disposed of quickly at close to their fair values.  The Company’s bond investments with no active market and financial assets carried at cost have no active markets; therefore, liquidity risk for such assets is expected to be high.

4)	Cash flow interest rate risk

The Company’s loans are mainly floating interest rate debts.  When the market interest rate increases by 1%, the Company’s annual cash outflows will increase by NT$597,000 thousand (US$20,487 thousand).

h.	Fair value hedge and cash flow hedge

The Company entered into interest rate swap contracts and cross currency swap contracts to hedge exposures from fluctuations in both foreign exchange and interest rates arising from its long-term loans and its receivables from affiliates.

1)
The fair value of the above interest rate swap contracts as of December 31, 2009 and 2010 was a loss of NT$311,778 thousand and a loss of NT$189,541 thousand (US$6,504 thousand), respectively.  The outstanding interest rate swap contracts of the Company as of December 31, 2009 and 2010 were as follows:

		Notional Amount	Interest Rates	Interest Rate Received	Expected Period for Further Cash	Expected Period for the Recognition of Gains or Losses from
Maturity Date		(In Thousands)	Paid (%)	(%)	Demand	Hedge

December 31, 2009

2013.03.01	NT$	11,220,000	2.45-2.48	0.497	2008-2013	2008-2013
2013.03.01	NT$	5,142,500	0.96-0.99	0.497	2009-2013	2009-2013
2011.05.27	US$	200,000	1.48-1.55	0.234	2009-2011	2009-2011
(Continued)

		Notional Amount	Interest Rates	Interest Rate Received	Expected Period for Further Cash	Expected Period for the Recognition of Gains or Losses from
Maturity Date		(In Thousands)	Paid (%)	(%)	Demand	Hedge

December 31, 2010

2013.03.01	NT$	8,700,000	2.45-2.48	0.625	2008-2013	2008-2013
2013.03.01	NT$	3,987,500	0.96-0.99	0.625	2009-2013	2009-2013
2011.05.27	US$	200,000	1.48-1.55	0.261	2009-2011	2009-2011
(Concluded)
2)
The fair value of the above cross currency swap contracts as of December 31, 2009 and 2010 was a loss of NT$122,495 thousand and a net loss of NT$263,562 thousand (US$9,045 thousand).  The outstanding cross currency swap contracts of the Company as of December 31, 2009 and 2010 were as follows:

	Notional Amount	NT Interest Rate Paid (Received)	USD Interest Rate Received	Expected Period for Further Cash	Expected Period for the Recognition of Gains or Losses from
Maturity Date	(In Thousands)	(%)	(%)	Demand	Hedge

December 31, 2009

2010.03.15-2010.09.28	US$130,000/ NT$4,290,950	(0.21)-0.90	0.231-0.908	2009-2010	2009-2010

December 31, 2010

2011.03.10-2011.09.07	NT$4,338,920/ US$136,000	(0.55)-(0.22)	0.262-0.265	2010-2011	2010-2011
2011.04.28-2011.05.20	US$65,000/ NT$2,054,330	-	0.35-0.83	2010-2011	2010-2011

The changes in unrealized gain (loss) on cash flow hedging financial instruments are disclosed in Note 21.

27.	RELATED PARTY TRANSACTIONS

The related parties and their relationships with the Company are disclosed in Note 12, except Hung Ching Shin Investment Co., a subsidiary of one of ASE Inc.’s equity method investments.  Additionally, Powerchip Technology Corporation (formerly Powerchip Semiconductor Corporation) and NXP B.V. continue to exercise significant influence over PowerASE and ASEN, respectively, and therefore are related parties of PowerASE and ASEN, respectively.

For the years ended December 31, 2008, 2009 and 2010, the Company had no significant transactions with related parties.

Information regarding compensation to directors, supervisors and management personnel was as follows:

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$	US$
				(Note 2)

Salary, incentives and other compensations	455,078	402,520	724,752	24,871
Bonus	71,453	81,806	139,910	4,801

	526,531	484,326	864,662	29,672

28.	ASSETS PLEDGED OR MORTGAGED

The following assets have been pledged or mortgaged as collateral for bank loans, import duties for raw materials and as guarantee deposits for employment of foreign labor, etc:

	December 31
	2009	2010
	NT$	NT$	US$
			(Note 2)

Property, plant and equipment
Land	497,441	452,558	15,530
Buildings and improvements	1,901,477	1,770,197	60,748
Machinery and equipment	93,348	-	-
Restricted assets (including current portion)	177,565	286,307	9,825

	2,669,831	2,509,062	86,103

29.	COMMITMENTS AND CONTINGENCIES

a.	As of December 31, 2010, the outstanding derivative contracts and covenants of loan agreements were discussed in other Notes.

b.
The Company leases the land on which their buildings are situated under various operating lease agreements with the ROC government expiring on various dates through August 2020.  The agreements grant these entities the option to renew the leases and reserve the right for the lessor to adjust the lease payments upon an increase in the assessed value of the land and to terminate the leases under certain conditions.  In addition, the Company leases buildings, machinery and equipment under non-cancelable operating leases.

Future minimum lease payments under the above-mentioned operating leases as of December 31, 2010 were as follows:

	Amount
	NT$	US$
		(Note 2)

2011	286,586	9,835
2012	116,409	3,995
2013	40,281	1,382
2014	36,489	1,252
2015 and thereafter	74,100	2,543

Total minimum lease payments	553,865	19,007

c.	As of December 31, 2010, unused letters of credit of the Company were approximately NT$346,000 thousand (US$11,874 thousand).

d.
As of December 31, 2010, commitments to purchase machinery and equipment of the Company were approximately NT$4,981,000 thousand (US$170,933 thousand), of which NT$837,771 thousand (US$28,750 thousand) had been prepaid.

e.
As of December 31, 2010, outstanding commitments related to construction of buildings of the Company were approximately NT$3,117,000 thousand (US$106,966 thousand), of which NT$331,808 thousand (US$11,387 thousand) had been prepaid.

f.
The Company entered into technology license agreements with foreign companies which will expire on various dates through 2013.  Pursuant to the agreements, the Company shall pay royalties based on specified percentages of sales volume and licensing fees to the counter parties.  Royalties and licensing fees paid for the years ended December 31, 2008, 2009 and 2010 were approximately NT$199,195 thousand, NT$200,590 thousand and NT$335,756 thousand (US$11,522 thousand), respectively.

g.
Tessera Inc. (“Tessera”) filed an amended complaint in the United States District Court for the Northern District of California in February 2006 adding the Company to a suit alleging that the Company infringed patents owned by Tessera (the “California Litigation”).  The district court in the California Litigation has vacated the trial schedule and stayed all proceedings pending a final resolution of the investigation of the United States International Trade Commission.  The United States Patent and Trademark Office has also instituted reexamination proceedings on all the patents Tessera has asserted in the California Litigation and the ITC Investigation.

Up to date, the impact of the California Litigation or the ITC Investigation cannot be estimated.

30.	OTHER

The information for significant foreign assets and liabilities of the Company were summarized as follows (in thousands of foreign currency):

	December 31
	2009	2010

Financial Assets
Monetary items
USD	$957,101	$1,840,267
CNY	1,434,014	1,209,135
JPY	9,936,099	10,739,943
Nonmonetary items
USD	7,834	21,243

Financial Liabilities
Monetary items
USD	1,199,265	2,026,001
CNY	1,953,611	1,278,379
JPY	4,774,095	4,703,435

Exchange rate
USD	USD1=NTD32.03	USD1=NTD29.14
CNY	CNY1=NTD4.69	CNY1=NTD4.40
JPY	JPY1=NTD0.3473	JPY1=NTD0.3584

31.	SEGMENT AND GEOGRAPHICAL INFORMATION

a.	Geographical sales and long-lived assets information

1)	Net revenues:

	Year Ended December 31
	2008		2009		2010
	NT$	%	NT$	%	NT$	US$ (Note 2)%

America	50,082,695	53	45,109,107	52	105,507,488	3,620,710	56
Taiwan	18,681,217	20	17,815,026	21	37,214,850	1,277,105	20
Asia	12,950,935	14	12,050,672	14	25,578,735	877,788	13
Europe	12,714,009	13	10,800,509	13	20,441,724	701,500	11
Others	2,056	-	-	-	-	-	-

	94,430,912	100	85,775,314	100	188,742,797	6,477,103	100

2)	Long-lived assets:

	December 31
	2009		2010
	NT$	%	NT$	US$	%
				(Note 2)

Taiwan	42,914,804	54	55,975,749	1,920,925	56
Asia	35,686,149	45	42,884,947	1,471,687	43
America and others	762,907	1	993,216	34,084	1

	79,363,860	100	99,853,912	3,426,696	100

b.	Major customers

For the years ended December 31, 2008, 2009 and 2010, the Company did not have a single customer to which the net revenues exceeded 10% of total net revenues.

c.	Reported segment information

The Company had three reportable segments prior to 2010:  packaging, testing, and other.  Upon the acquisition of USI in February 2010, the Company has four reportable segments:  packaging, testing, EMS and other.  The restatement of the 2008 and 2009 segment information is not applicable as USI and its subsidiaries have only been included in the consolidated financial statements since February 2010, the date of acquisition.  The Company packages bare semiconductors into finished semiconductors with enhanced electrical and thermal characteristics; provides testing services, including front-end engineering testing, wafer probing and final testing services; provides electronics manufacturing services; and engages in other activities.  The accounting policies for segments are the same as those described in Note 2.  Segment information for the years ended December 31, 2008, 2009 and 2010 was as follows:

	Packaging	Testing	Other	Total
	NT$	NT$	NT$	NT$

2008

Revenues from external customers	73,391,622	19,021,360	2,017,930	94,430,912
Inter-segment revenues	1,227,553	71,513	10,047,595	11,346,661
Interest income	174,358	80,379	72,035	326,772
Interest expense	(1,201,699)	(62,048)	(549,549)	(1,813,296)
Net interest income (expense)	(1,027,341)	18,331	(477,514)	(1,486,524)
Depreciation and amortization	(9,706,923)	(5,799,216)	(1,738,713)	(17,244,852)
Segment profit (loss)	7,927,318	4,153,091	(521,291)	11,559,118
Segment assets	80,432,166	48,609,998	23,021,127	152,063,291
Expenditures for segment assets	9,266,015	6,323,387	1,034,303	16,623,705
Goodwill	1,392,743	7,639,685	423,663	9,456,091

2009

Revenues from external customers	67,935,456	15,795,108	2,044,750	85,775,314
Inter-segment revenues	3,309,104	85,605	11,445,929	14,840,638
Interest income	96,409	58,309	19,152	173,870
Interest expense	(1,258,295)	(23,156)	(226,572)	(1,508,023)
Net interest income (expense)	(1,161,886)	35,153	(207,420)	(1,334,153)
Depreciation and amortization	(10,093,653)	(5,775,612)	(1,768,817)	(17,638,082)
Segment profit (loss)	6,843,029	2,738,527	(371,727)	9,209,829
Segment assets	91,684,623	43,106,391	27,183,781	161,974,795
Expenditures for segment assets	9,427,126	3,013,536	191,270	12,631,932
Goodwill	1,380,415	7,614,927	423,663	9,419,005

	Packaging	Testing	EMS	Other	Total
	NT$	NT$	NT$	NT$	NT$

2010

Revenues from external customers	101,071,294	21,956,997	59,577,374	6,137,132	188,742,797
Inter-segment revenues	4,821,334	352,290	43,614,139	11,166,482	59,954,245
Interest income	83,846	30,307	74,426	26,649	215,228
Interest expense	(1,217,743)	(38,674)	(90,774)	(38,820)	(1,386,011)
Net interest expense	(1,133,897)	(8,367)	(16,348)	(12,171)	(1,170,783)
Depreciation and amortization	(10,794,362)	(5,885,730)	(1,564,025)	(1,610,356)	(19,854,473)
Segment profit	13,293,450	6,128,631	2,202,088	2,474,837	24,099,006
Segment assets	102,027,572	40,613,527	43,731,297	21,767,369	208,139,765
Expenditures for segment assets	23,104,455	10,035,170	1,009,991	611,434	34,761,050
Goodwill	1,337,488	7,866,005	780,867	423,663	10,408,023

	Packaging	Testing	EMS	Other	Total
	US$ (Note 2)	US$ (Note 2)	US$ (Note 2)	US$ (Note 2)	US$ (Note 2)
2010

Revenues from external customers	3,468,473	753,500	2,044,522	210,608	6,477,103
Inter-segment revenues	165,454	12,090	1,496,710	383,201	2,057,455
Interest income	2,877	1,040	2,554	915	7,386
Interest expense	(41,790)	(1,327)	(3,115)	(1,332)	(47,564)
Net interest expense	(38,913)	(287)	(561)	(417)	(40,178)
Depreciation and amortization	(370,431)	(201,981)	(53,673)	(55,263)	(681,348)
Segment profit	456,193	210,317	75,569	84,929	827,008
Segment assets	3,501,289	1,393,738	1,500,731	746,993	7,142,751
Expenditures for segment assets	792,878	344,378	34,660	20,982	1,192,898
Goodwill	45,899	269,938	26,797	14,539	357,173

32.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

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

b.	Bonuses to employees, directors and supervisors

According to ROC regulations and the Articles of Incorporation of ASE Inc., a portion of distributable earnings is required to be set aside as bonuses to employees, directors and supervisors.  Bonuses to directors and supervisors are always paid in cash.  However, bonuses to employees may be granted in cash (“cash bonuses”) or stock (“stock bonuses”) or both.  Prior to January 1, 2008, all of these appropriations, including stock bonuses which were valued at par value of NT$10, were charged against retained earnings under ROC GAAP after approval by the shareholders in the following year.

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

Accordingly, the Company is no longer required to record the first reconciling adjustment for the year ended December 31, 2008 as mentioned above.  However, the Company recorded the second reconciling adjustment to reflect the additional compensation expense recognized in 2008 for 2007 stock bonuses, which was measured at the fair value on the date of stock distribution.  Starting from January 1, 2009, the only U.S. GAAP reconciling adjustment for the bonuses paid in stock will be the difference of the fair value of the stock bonuses between the date of stock distribution (U.S. GAAP) and the date immediately preceding the shareholders’ meeting (ROC GAAP).  For the years ended December 31, 2009 and 2010, all the bonuses to employees were paid in cash, therefore the U.S. GAAP reconciling adjustment for the bonuses paid in stock was not required.

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

f.	Effects of U.S. GAAP adjustments on equity method investments

The carrying amounts of equity method investments and the investment income (loss) recognized by the equity method are reflected in the consolidated financial statements under ROC GAAP.  The financial statements of these equity method investees prepared under ROC GAAP differs from the financial statements of such equity method investees prepared under U.S. GAAP.  Therefore, the investment income (loss) has been adjusted to reflect the differences between ROC GAAP and U.S. GAAP in the investees’ financial statements.

g.	Impairment of long-lived assets

Under U.S. GAAP, an impairment loss is recognized when the carrying amount of an asset or a group of assets is not recoverable from the expected undiscounted future cash flows and the impairment loss is measured as the difference between the fair value and the carrying amount of the asset or group of assets.  The impairment loss is recorded in earnings and cannot be reversed subsequently.  Long-lived assets (excluding goodwill and other indefinite lived assets) held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Under ROC GAAP, for purposes of evaluating the recoverability of long-lived assets, assets purchased for use in the business but subsequently determined to have no use were written down to fair value and recorded as idle assets.  Under ROC GAAP, the Company is required to recognize an impairment loss when an indication is identified that the carrying amount of an asset or a group of assets is not recoverable from the expected discounted future cash flows.  However, if the recoverable amount increases in a future period, the amount previously recognized as impairment would be reversed and recognized as a gain.  The adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

In 2006, the Company reversed impairment loss recognized in 2005 under ROC GAAP after a careful analysis of the increase in the estimated service potential of the production line and facilities by an external specialist.  Such reversal is prohibited under U.S. GAAP.  As such, differences in the cost basis of these impaired machinery and equipment, associated depreciation expense and gain on recoveries related to restoration of such impaired machinery and equipment between ROC GAAP and U.S. GAAP are reflected in the reconciliation.

h.	Stock dividends

Under ROC GAAP, stock dividends are recorded at par value with a charge to retained earnings.  Under U.S. GAAP, if the ratio of distribution is less than 25 percent of the same class of shares outstanding, the fair value of the shares issued should be charged to retained earnings.  The difference for stock dividends paid in 2008 and 2010 was treated as an additional reduction to retained earnings and an increase to capital surplus of NT$687 million and NT$7,201 million (US$247 million), respectively.  However, no stock dividends were paid in 2009.

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

Under ROC GAAP, employee stock option plans that were granted or modified in the period from January 1, 2004 to December 31, 2007 are accounted for by the interpretations 92-070~072 and 93-073 issued by the ROC ARDF.  The Company adopted the intrinsic value method and any compensation expense determined using this method is recognized over the vesting period.

Effective January 1, 2008, the Company adopted ROC SFAS No. 39, “Accounting for Share-based Payment”, which is similar in many respects to the U.S. guidance relating to share-based payment and requires companies to record share-based payment transactions in the financial statements at fair value for the employee stock options that were granted or modified after December 31, 2007.  Under ROC GAAP, the Company granted employee stock options in 2010 and recognized compensation expense of NT$319,147 thousand (US$10,952 thousand) using the graded vesting method over the requisite service period for each separately vesting portion.  No stock-based compensation expense was recognized for the years ended December 31, 2008, 2009 and 2010 for the options granted on or before December 31, 2007 under ROC GAAP.

j.	Goodwill and intangible assets

Before January 1, 2006, under ROC GAAP, the Company amortized goodwill arising from acquisitions over 10 years.  Effective January 1, 2006, the Company adopted ROC SFAS No. 25 (revised in 2005), “Business Combinations - Accounting Treatment under Purchase Method” which is similar to the U.S. guidance relating to goodwill and other intangible assets.  The Company reviews goodwill for impairment in accordance with the provision of the standards under ROC and U.S. GAAP and found no impairment as of December 31, 2009 and 2010.

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

In the ROC, a 10% tax is imposed on unappropriated earnings.  For ROC GAAP purposes, the Company records the 10% tax on unappropriated earnings in the year of shareholders’ approval.  In 2002, the American Institute of Certified Public Accountants International Practices Task Force concluded that in accordance with the U.S. guidance relating to accounting for tax credits related to dividends in accordance with accounting for income taxes, the 10% tax on unappropriated earnings should be accrued under U.S. GAAP during the period the earnings arise and adjusted to the extent that distributions are approved by the shareholders in the following year.

l.	Impairment loss on equity method investments

ROC GAAP and U.S. GAAP require an assessment of impairment of long-term investments whenever events or circumstances indicate a decline in value that may be other than temporary.  The criteria for determining whether or not an impairment charge is required are similar under ROC GAAP and U.S. GAAP; however, the methods to measure the amount of impairment may be based on different estimates of fair values depending on the circumstances.  When impairment is determined to have occurred, U.S. GAAP generally requires the market price to be used, if available, to determine the fair value of the long-term investment and measure the amount of impairment at the reporting date.  Under ROC GAAP, if the investments have an inactive market, another measure of fair value may be used.  Except for the discussion in Note 12, no additional impairment charge was recognized under U.S. GAAP in 2008, 2009 and 2010.  The accumulated GAAP difference was decreased by NT$1,195,000 thousand (US$41,009 thousand) as a result of the USI Acquisition in 2010.  As of December 31, 2010, the accumulated GAAP difference was NT$883,620 thousand (US$ 30,323 thousand) which was caused by the impairment charges recorded in 2002.

m.	Uncertainty in income taxes

Under ROC GAAP, uncertainty in income taxes or adjustments of prior years’ income taxes is recorded as current year’s income tax expense.  Under U.S. GAAP, the Company accounts for uncertainties in income taxes in accordance with the U.S. guidance relating to accounting for uncertainty in income taxes.  The U.S. guidance clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the consolidated financial statements.  It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

n.	Earnings per share

Under ROC GAAP, basic earnings per share is calculated by dividing income attributable to shareholders of the parent by the weighted-average number of shares outstanding in each year, which is retroactively adjusted to the beginning of the year for stock dividends and stock bonuses issued subsequently.  Starting from 2008, upon the adoption of the interpretation 97-169 issued by ROC ARDF, shares issued to employees for stock bonuses are included in the calculation of weighted-average number of shares outstanding from the date of issuance and the calculation of basic and diluted earnings per share are no longer adjusted retroactively.  For employee bonus under ROC GAAP that may be distributed in shares, the number of shares to be distributed is taken into consideration assuming the distribution will be made entirely in shares when calculating diluted earnings per share.  Under U.S. GAAP, basic earnings per share is calculated by dividing net income, which represents income attributable to shareholders of the parent, by the weighted-average number of shares outstanding in each year, which is retroactively adjusted for stock dividends issued subsequently.  For employee bonus under U.S. GAAP, it shall be presumed that the employee bonuses will be settled in shares and the resulting potential common shares included in diluted EPS if the effect is more dilutive.  The presumption that the employee bonuses will be settled in shares may be overcome if past experience or a stated policy provides a reasonable basis to believe that the employee bonuses will be paid partially or wholly in cash.  The aforementioned presumption is overcome as the Company paid out the employee bonuses wholly in cash based on past experience.

For diluted earnings per share, unvested stock options are included in the calculation using the treasury stock method if the inclusion of such would be dilutive under both ROC GAAP and U.S. GAAP.  The U.S. guidance on applying the treasury stock method for equity instruments granted in share-based payment transactions in determining diluted earnings per share states that the assumed proceeds shall be the sum of (a) the exercise price, (b) the amount of compensation cost attributed to future services and not yet recognized, and (c) the amount of excess tax benefits that would be credited to additional paid-in capital assuming exercise of the options.  Prior to January 1, 2006, the Company used the intrinsic value method to account for its stock-based compensation under the U.S. guidance, and had no unrecognized compensation cost to be included in the assumed proceeds.  However, upon adoption of the U.S. guidance relating to share-based payment starting from January 1, 2006, the Company has unrecognized compensation cost, and therefore, the number of shares included in the diluted earnings per share calculation under U.S. GAAP is different from that under ROC GAAP.

o.	Business combination and noncontrolling interest

Under ROC GAAP, acquisitions are accounted for using the purchase method of accounting under ROC SFAS No. 25.  The cost of the acquisition is measured at the aggregate of the fair values, at the date of acquisition, of assets given and liabilities incurred or assumed, by the Company in exchange for control of the acquiree, plus any costs directly attributable to the business combination.  The acquiree’s identifiable assets and liabilities are stepped up to their fair values limited to the percentage of the interest acquired at the acquisition date.  Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the cost of acquisition over the Company’s interest in the fair value of the identifiable net assets.  The interest of minority shareholders in the acquiree is measured at historical cost.

For the business combinations consummated on or after January 1, 2009, the new U.S. guidance relating to business combinations requires (a) most of the assets acquired and liabilities assumed in the business combination to be measured at fair value as of the acquisition date, (b) the direct acquisition cost should be expensed in current earnings, (c) the negative goodwill will no longer be a reduction of assets but should be recorded as an ordinary gain in the period of acquisition, (d) the net assets of noncontrolling interests’ share of the acquired subsidiaries should be recognized at fair value.  In a business combination achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value, reclassify the amount recognized in other comprehensive income from prior reporting period and recognize the resulting gain or loss in earnings. Furthermore, under U.S. GAAP, changes in the Company’s ownership interest while retaining controlling interest in its subsidiary shall be accounted for as equity transactions.  The carrying amount of the noncontrolling interest shall be adjusted to reflect the change in its ownership interest in the subsidiary.  Any difference between the fair value of the consideration paid and the amount by which the noncontrolling interest is adjusted shall be recognized in equity attributable to the parent.

For the USI Acquisition in February 2010, the Company remeasured the fair value of equity method investments in USI held before the acquisition and recognized a non-operating gain of NT$1,462,692 thousand (US$50,195 thousand) under U.S. GAAP.  The acquisition information under U.S. GAAP was discussed in Note 33k.

For the USI acquisition of additional common shares of USI from the noncontrolling interest in August 2010, the Company recognized the difference of NT$567,302 thousand (US$19,468 thousand) between the cash consideration and the carrying amount of the additional common shares as a deduction of capital surplus under U.S. GAAP.

The following schedule reconciles net income and shareholders’ equity under ROC GAAP as reported in the consolidated financial statements to the net income and shareholders’ equity amounts as determined under U.S. GAAP, giving effect to adjustments for the differences listed above.

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$	US$
				(Note 2)
Net income

Net income based on ROC GAAP	7,207,483	6,903,468	19,194,889	658,713
Adjustments:
a.Pension benefits	1,920	(10,692)	17,632	605
b.Bonuses to employees, directors and supervisors	(328,013)	(3,394)	-	-
c.Depreciation of buildings	(117,394)	(115,766)	(105,239)	(3,612)
d.Depreciation on the excess of book value of buildings transferred between subsidiaries	432	432	432	15
f.Effect of U.S. GAAP adjustments on equity method investments	5,453	(59,876)	57,954	1,989
g.Impairment of long-lived assets
Depreciation and gain on recoveries related to restoration of impaired machinery and equipment	195,790	97,598	73,368	2,518
i.Stock-based compensation	(84,835)	(983,309)	(580,237)	(19,912)
k.Undistributed earnings tax	(215,601)	(213,418)	(916,335)	(31,446)
o.Business combination and noncontrolling interest	-	-	1,215,213	41,703
Income tax effect of U.S. GAAP adjustments	(19,599)	(94,666)	(33,620)	(1,154)
Net decrease in net income	(561,847)	(1,383,091)	(270,832)	(9,294)

Net income based on U.S. GAAP	6,645,636	5,520,377	18,924,057	649,419

Attributable to
Shareholders of the parent	5,492,101	5,317,509	18,181,293	623,930
Noncontrolling interest	1,153,535	202,868	742,764	25,489

	6,645,636	5,520,377	18,924,057	649,419

Earnings per share (in dollar) (Note 33h)
Basic	0.93	0.94	3.08	0.11
Diluted	0.92	0.93	3.05	0.10
Earnings per ADS (in dollar) (Note 33h)
Basic	4.65	4.68	15.39	0.53
Diluted	4.58	4.64	15.23	0.52
Number of weighted average outstanding shares (in thousands) (Note 33h)
Basic	5,905,120	5,678,720	5,906,666
Diluted	5,945,334	5,698,276	5,935,242
Number of ADS (in thousands) (Note 33h)
Basic	1,181,024	1,135,744	1,181,333
Diluted	1,189,067	1,139,655	1,187,048
				(Continued)

	December 31
	2008	2009	2010
	NT$	NT$	NT$	US$
				(Note 2)
Shareholders’ equity

Shareholders’ equity based on ROC GAAP	71,960,742	74,713,694	91,839,325	3,151,658
Adjustments:
a.Pension benefits and additional liability
Pension benefits	64,520	53,828	71,460	2,452
Unrecognized pension cost on adoption of the amended U.S. guidance relating to pension	(613,362)	(613,362)	(613,362)	(21,049)
Defined benefit pension plan adjustment	(627,783)	(596,400)	(808,762)	(27,754)
b.Bonuses to employees, directors and supervisors	3,394	-	-	-
c.Depreciation of buildings	(816,255)	(932,021)	(1,037,260)	(35,596)
d.Depreciation on the excess of book value of buildings transferred between subsidiaries	(12,735)	(12,303)	(11,871)	(407)
e.Gain on sale of subsidiary’s stock	(8,619)	(8,619)	(8,619)	(296)
f.Effects of U.S. GAAP adjustments on equity method investments	594,283	259,879	(158,977)	(5,456)
g.Impairment loss reversal, net	(1,595,885)	(1,498,287)	(1,424,919)	(48,898)
i.Stock-based compensation	(908,661)	(908,661)	(908,661)	(31,183)
j.Goodwill	1,265,869	1,265,869	1,265,869	43,440
k.Undistributed earnings tax	(393,591)	(607,009)	(1,523,344)	(52,276)
l.Impairment loss on equity method investments	(2,078,620)	(2,078,620)	(883,620)	(30,323)
o.Business combination and noncontrolling interest	-	-	233,499	8,013
Income tax effect of U.S. GAAP adjustments	572,423	477,757	444,137	15,241
Net decrease in shareholders’ equity	(4,555,022)	(5,197,949)	(5,364,430)	(184,092)

Shareholders’ equity based on U.S. GAAP	67,405,720	69,515,745	86,474,895	2,967,566

Changes in shareholders’ equity based on U.S. GAAP

Balance, beginning of year	84,550,645	67,405,720	69,515,745	2,385,578
Net income for the year	6,645,636	5,520,377	18,924,057	649,419
Adjustment for bonuses to employees, directors and supervisors	973,593	-	-	-
Adjustment for stock option compensation	84,835	983,309	899,384	30,864
Translation adjustment	2,694,149	(1,164,331)	(4,480,032)	(153,742)
Adjustment from changes in ownership percentages of subsidiaries	1,014	1,396	(9,510)	(326)
Unrealized gain (loss) on available-for-sale financial assets	(450,261)	380,464	115,454	3,962
Unrealized gain (loss) on cash flow hedging financial instruments	(391,695)	84,472	105,351	3,615
Stock options exercised by employees	240,770	238,789	499,404	17,138
Cash dividends	(9,361,728)	(2,736,568)	(1,978,190)	(67,886)
Conversion of convertible bonds	265,834	-	-	-
Cash dividends received by subsidiaries from parent company	535,100	160,895	37,536	1,288
Adjustment related to treasury stock arising from changes in ownership percentage of subsidiaries	(3,522,406)	-	-	-
Effects of U.S. GAAP adjustments on equity method investments	314,929	(274,528)	(48,372)	(1,660)
Change in noncontrolling interest	1,435,527	213,335	(459,161)	(15,757)
Change in noncontrolling interest from acquisition of subsidiaries	(14,684,718)	-	(345,186)	(11,845)
Unrecognized pension cost	(223,885)	-	-	-
Defined benefit pension plan adjustment	(601,630)	16,688	(361,824)	(12,417)
Acquisition of treasury stock	(1,099,989)	(1,314,273)	(1,185,205)	(40,673)
Disposal of subsidiaries	-	-	(1,472)	(51)
Disposal of treasury stock held by subsidiaries	-	-	5,246,916	180,059

Balance, end of year	67,405,720	69,515,745	86,474,895	2,967,566

Attributable to
Shareholders of the parent	65,303,020	66,555,528	82,981,738	2,847,691
Noncontrolling interest	2,102,700	2,960,217	3,493,157	119,875
	67,405,720	69,515,745	86,474,895	2,967,566

				(Concluded)

The following U.S. GAAP condensed consolidated balance sheets as of December 31, 2009 and 2010, and consolidated statements of income for the years ended December 31, 2008, 2009 and 2010 have been derived from the audited consolidated financial statements and reflect the adjustments presented above.

	December 31
	2009	2010
	NT$	NT$	US$
			(Note 2)

Current assets	61,398,745	85,598,925	2,937,506
Long-term investments	3,341,249	1,343,370	46,100
Property, plant and equipment, net	77,927,097	99,123,341	3,401,625
Intangible assets	12,522,837	15,474,204	531,030
Other assets	2,684,402	3,453,143	118,502

Total assets	157,874,330	204,992,983	7,034,763

Current liabilities	34,574,089	60,496,158	2,076,053
Long-term liabilities	53,784,496	58,021,930	1,991,144
Total liabilities	88,358,585	118,518,088	4,067,197
Equity attributable to shareholders of the parent	66,555,528	82,981,738	2,847,691
Noncontrolling interest in consolidated subsidiaries	2,960,217	3,493,157	119,875

Total liabilities and shareholders’ equity	157,874,330	204,992,983	7,034,763

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$	US$
				(Note 2)

Net revenues	94,430,912	85,775,314	188,742,797	6,477,103
Cost of revenues	73,001,840	68,350,929	148,874,721	5,108,947
Gross profit	21,429,072	17,424,385	39,868,076	1,368,156
Operating expenses	10,615,048	9,431,512	16,877,538	579,187
Income from operations	10,814,024	7,992,873	22,990,538	788,969
Net non-operating income (expenses)	(1,664,906)	(679,490)	512,214	17,578
Income before income tax	9,149,118	7,313,383	23,502,752	806,547
Income tax expense	2,503,482	1,793,006	4,578,695	157,128
Net income	6,645,636	5,520,377	18,924,057	649,419

Attributable to
Shareholders of the parent	5,492,101	5,317,509	18,181,293	623,930
Noncontrolling interest	1,153,535	202,868	742,764	25,489
	6,645,636	5,520,377	18,924,057	649,419

The Company applies ROC SFAS No. 17, “Statement of Cash Flows”.  Its objectives and principles are similar to those set out in the U.S. guidance relating to statement of cash flows.  Summarized cash flow information by operating, investing and financing activities in accordance with the U.S. GAAP is as follows:

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$	US$
				(Note 2)

Net cash inflow (outflow) from:
Operating activities	30,129,594	15,517,228	36,965,094	1,268,535
Investing activities	(36,359,167)	(15,980,715)	(31,418,338)	(1,078,186)
Financing activities	14,461,587	(2,778,549)	(2,965,662)	(101,773)

Net increase (decrease) in cash and cash equivalents	8,232,014	(3,242,036)	2,581,094	88,576
Cash and cash equivalents, beginning of year	17,157,935	26,138,930	22,557,494	774,107
Effect of exchange rate changes	748,981	(339,400)	(1,741,031)	(59,747)

Cash and cash equivalents, end of year	26,138,930	22,557,494	23,397,557	802,936

The significant reclassifications for U.S. GAAP cash flow statements pertained to bonuses to employees, directors and supervisors shown in the operating activities under U.S. GAAP as opposed to financing activities under ROC GAAP and the equity transactions with the noncontrolling interest shown in the financing activities under U.S. GAAP as opposed to investing activities under ROC GAAP.

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

In June 2009, the FASB issued new guidance relating to the transfer of financial assets.  The new guidance requires entities to provide more information regarding sales of securitized financial assets and similar transactions, particularly if the entity has continuing exposure to the risks related to transferred financial assets.  It also eliminates the concept of a “qualifying special-purpose entity”, changes the requirements for derecognizing financial assets and requires additional disclosures.  The new guidance becomes effective for annual reporting periods beginning after November 15, 2009.    The adoption of the new guidance did not have a material impact on the Company’s consolidated financial position and results of operations.

In June 2009, the FASB issued new guidance to improve financial reporting by enterprises involved with variable interest entities (“VIE”).  The new guidance modifies the approach for determining the primary beneficiary of a VIE.  Under the modified approach, an enterprise is required to make a qualitative assessment whether it has (1) the power to direct the activities of the VIE that most significantly impact the entity’s economic performance and (2) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.  If an enterprise has both of these characteristics, the enterprise is considered the primary beneficiary and must consolidate the VIE.  The new guidance becomes effective for annual reporting periods beginning after November 15, 2009.  Based on the Company’s analysis, the adoption of the new guidance did not result in the identification of additional VIEs where the Company is the primary beneficiary.

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

In January 2010, the FASB issued an accounting update that amended guidance and clarified the disclosure requirements about fair market value measurement.  These amended standards require new disclosures for significant transfers of assets or liabilities between Level 1 and Level 2 in the fair value hierarchy; separate disclosures for purchases, sales, issuance and settlements of Level 3 fair value items on a gross, rather than net basis; and more robust disclosure of the valuation techniques and inputs used to measure Level 2 and Level 3 assets and liabilities.  Except for the detailed disclosures of changes in Level 3 items, which will be effective for the Company as of January 1, 2011, the remaining new disclosure requirements were effective for the Company as of January 1, 2010.  The Company has included these new disclosures, as applicable, in Note 33j.

In January 2010, the FASB issued an accounting update to clarify the scope of decrease in ownership provisions of ASC 810-10 and expands the disclosures required upon deconsolidation of a subsidiary.  This guidance requires retrospective application for the Company for the year ended December 31, 2009.  The adoption of the guidance did not have a material impact on the Company’s consolidated financial position and results of operations.

In April 2010, the FASB issued an accounting update that provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for certain research and development transactions.  Under this new standard, a company can recognize as revenue consideration that is contingent upon achievement of a milestone in the period in which it is achieved, only if the milestone meets all criteria to be considered substantive.  This standard will be effective for the Company on a prospective basis as of January 1, 2011.  Based on the Company’s analysis, the Company currently does not anticipate that the new guidance will have a material effect on the Company’s consolidated financial position and results of operations.

In April 2010, the FASB issued an accounting update to clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades must not be considered to contain a market, performance, or service condition. Therefore, an entity should not classify such an award as a liability if it otherwise qualifies for classification in equity.  This guidance is effective for annual periods beginning on or after December 15, 2010, and will be applied prospectively.  Affected entities will be required to record a cumulative catch-up adjustment to the opening balance of retained earnings for all awards outstanding as of the beginning of the annual period in which the guidance is adopted.  Earlier application is permitted.  Based on the Company’s analysis, the Company currently does not anticipate that the new guidance will have a material effect on the Company’s consolidated financial position and results of operations.

In December 2010, the FASB issued an accounting update to require that supplemental pro forma information disclosures pertaining to acquisitions should be presented as if the business combination(s) occurred as of the beginning of the prior annual period when comparative financial statements are presented.  This guidance also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings.  This guidance is effective for business combinations consummated in periods beginning after December 15, 2010.  Early adoption is permitted.  The Company will make the required disclosures prospectively as of the date of the adoption for any material business combinations or series of immaterial business combinations that are material in the aggregate.

In December 2010, the FASB issued an accounting update to modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts.  For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists.  In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist.  For public entities, this guidance is effective for impairment tests performed during entities’ fiscal years that begin after December 15, 2010.  Early application will not be permitted.  Based on the Company’s analysis, the Company currently does not anticipate that the new guidance will have a material effect on the Company’s consolidated financial position and results of operations.

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

Set forth below is pension information about the defined benefit plans disclosed in accordance with the U.S. guidance related to employers’ disclosures about pensions and other postretirement benefits:

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$	US$
				(Note 2)

Components of net periodic benefit cost
Service cost	333,538	369,833	371,242	12,740
Interest cost	107,726	106,430	124,386	4,268
Expected return on plan assets	(46,788)	(35,621)	(29,836)	(1,024)
Amortization	14,185	55,718	47,555	1,632
Curtailment gain	(4,177)	-	(12,359)	(424)

Net periodic benefit cost	404,484	496,360	500,988	17,192

Changes in benefit obligation
Benefit obligation at beginning of year	4,851,185	5,773,799	5,770,146	198,015
Addition from USI Acquisition	-	-	491,273	16,859
Service cost	333,538	369,833	371,242	12,740
Interest cost	107,726	106,430	124,386	4,268
Curtailment effect	(4,177)	(57,266)	(6,907)	(237)
Actuarial gain	650,236	13,295	382,837	13,138
Benefits paid	(274,252)	(403,267)	(248,814)	(8,538)
Exchange loss (gain)	109,543	(32,678)	(7,809)	(268)

Benefit obligation at end of year	5,773,799	5,770,146	6,876,354	235,977

				(Continued)

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$	US$
				(Note 2)

Change in plan assets
Fair value of plan assets at beginning of year	2,132,706	2,055,781	2,097,594	71,983
Addition from USI Acquisition	-	-	7,529	258
Actual return (loss) on plan assets	(144,737)	70,896	33,704	1,157
Employer contribution	153,370	194,889	316,813	10,872
Benefits paid	(93,653)	(220,541)	(57,826)	(1,984)
Translation adjustment	8,095	(3,431)	(31,560)	(1,083)
	2,055,781	2,097,594	2,366,254	81,203

Unfunded status	3,718,018	3,672,552	4,510,100	154,774

				(Concluded)

Actuarial assumptions:

December 31
	2008	2009	2010

Discount rate	2.00% - 4.90%	2.25% - 4.92%	1.75% - 5.00%
Increase in future salary level	2.50% - 5.00%	2.50% - 5.00%	2.00% - 5.00%
Expected rate of return on plan assets	2.25% - 2.50%	1.50% - 2.50%	2.00% - 2.50%

The Company has no other post-retirement or post-employment benefit plans.

c.	Marketable securities

As of December 31, 2009 and 2010, marketable securities by category were as follows:

	December 31, 2009
	Cost	Unrealized Holding Gross Gains	Unrealized Holding Gross Losses	Fair Value
	NT$	NT$	NT$	NT$
Available-for-sale
Open-end mutual funds	3,770,000	435	-	3,770,435
Corporate bonds	200,000	-	(1,270)	198,730
Quoted stocks	21,033	5,326	-	26,359
Convertible bonds	96,090	-	-	96,090

	4,087,123	5,761	(1,270)	4,091,614

	December 31, 2010
	Cost		Unrealized Holding Gross Gains		Unrealized Holding Gross Losses (Within One Year)		Fair Value
	NT$	US$ (Note 2)	NT$	US$ (Note 2)	NT$	US$ (Note 2)	NT$	US$ (Note 2)
Available-for-sale
Open-end mutual funds	310,016	10,639	1,054	36	-	-	311,070	10,675
Quoted stocks	47,595	1,634	188,224	6,459	(1,159)	(39)	234,660	8,054
Convertible bonds	87,420	3,000	-	-	-	-	87,420	3,000

	445,031	15,273	189,278	6,495	(1,159)	(39)	633,150	21,729

Bond investments with no active market under ROC GAAP (Note 11) were reclassified as available-for-sale securities under U.S. GAAP since the Company doesn’t intend to hold to maturity.

The Company uses the average cost method for trading securities and available-for-sale securities when determining their cost basis.  Proceeds from sales of available-for-sale securities for the years ended December 31, 2008, 2009 and 2010 were NT$16,714,277 thousand, NT$38,971,185 thousand and NT$20,883,928 thousand (US$716,676 thousand), respectively.  Gross realized gains on these sales for the years ended December 31, 2008, 2009 and 2010 were NT$198,059 thousand, NT$8,235 thousand and NT$40,496 thousand (US$1,390 thousand), respectively.  Gross realized losses on these sales for the years ended December 31, 2008, 2009 and 2010 were NT$66,038 thousand, NT$27,673 thousand and NT$1,824 thousand (US$63 thousand), respectively.  For the years ended December 31, 2008, 2009 and 2010, the other-than-temporary loss on impairment of available-for-sale financial assets was NT$149,954 thousand, nil and NT$2,680 thousand (US$91 thousand), respectively.

d.	Employee stock option plans

Effective January 1, 2006, the Company adopted the fair value recognition provisions of the U.S. guidance relating to share-based payment.  In addition, the stock-based compensation expense also includes the intrinsic value of certain outstanding share-based awards for which it was not possible to reasonably estimate their grant-date fair value under the requirement of the U.S. guidance relating to accounting for stock-based compensation.  Stock-based compensation expense for all share-based payment awards granted after January 1, 2006 is based on the grant-date fair value estimated in accordance with the provision of the U.S. guidance relating to share-based payment.  The Company recognizes the compensation costs using the graded vesting method over the requisite service period of the award, which is generally a five-year vesting period.

The options granted in 2010 were measured at fair value using the Hull & White Model (2004) with Ritchken’s Trinomial Tree Model (1995) (Note 22) which was changed from the Black-Scholes Model previously used because the Company could generate reliable data of historical option information granted to develop reasonable and supportable estimates for each of the input factors and the underlying assumptions by separate vesting portions and this change results in a better estimate of fair value.

Information regarding the Company’s stock option plans is as follows:

ASE Inc. Option Plan

The grant date fair value for the employee stock option granted in 2010 was NT$6.26 (US$0.21) per unit.  Other information regarding these employee stock option plans is provided in Note 22.

ASE Mauritius Inc. and USI Option Plan

Information regarding these employee stock option plans is provided in Note 22.

USIE Option Plan

The grant date fair value for the employee stock options granted in 2010 was US$0.95 per unit.  Other information regarding these employee stock option plans is provided in Note 22.

ASE Test Option Plan

As discussed in Note 22, all ASE Test employee stock options were exercised or forfeited as of May 30, 2008.

Information regarding ASE Test’s option plan is presented below (in U.S. dollars):

		Weighted
		Average	Aggregate
		Exercise	Intrinsic
	Number of	Price	Value (In
	Shares	Per Share	Thousands)

Outstanding options at January 1, 2008	8,723,172	10.36
Options exercised	(8,085,352)	9.69
Options forfeited	(637,820)	18.92
Outstanding options at May 30, 2008	-	-	$-

Total intrinsic value of options exercised for the five months ended May 30, 2008 was US$40,074 thousand.

ASE Test has used the fair value based method (based on the Black-Scholes model) to evaluate the options granted with the following assumptions:

Five Months Ended May 30, 2008

Risk-free interest rate	3.88%-4.88%
Expected life	3-5years
Expected volatility	59.06%-62.03%
Expected dividend yield	-

As of December 31, 2010, there was NT$2,147,234 thousand (US$73,687 thousand) of total unrecognized compensation expense related to stock-based compensation plans of the Company.  The unrecognized compensation expense of the Company is expected to be recognized over a weighted average period of 2.9 years.

e.	In accordance with the U.S. guidance relating to reporting comprehensive income, the statements of comprehensive income for the years ended December 31, 2008, 2009 and 2010 are presented below:

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$	US$
				(Note 2)

Net income based on U.S. GAAP	6,645,636	5,520,377	18,924,057	649,419
Other comprehensive income (loss), net of tax:
Translation adjustments	2,694,149	(1,164,331)	(4,480,032)	(153,742)

				(Continued)

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$	US$
				(Note 2)

Unrealized gain (loss) on financial instruments	(841,956)	464,936	220,805	7,577
Unrecognized pension cost	(825,515)	16,688	(361,824)	(12,417)

Comprehensive income	7,672,314	4,837,670	14,303,006	490,837

Attributable to
Shareholders of the parent	6,518,779	4,198,139	13,643,148	468,192
Noncontrolling interest	1,153,535	639,531	659,858	22,645
	7,672,314	4,837,670	14,303,006	490,837

The tax benefit adjustment for comprehensive income was nil for the years ended December 31, 2008 and 2009 and NT$38,464 thousand (US$1,320 thousand) for the year ended December 31, 2010.

The components of accumulated other comprehensive income (loss) of the parent were as follows:

	December 31
	2009	2010
	NT$	NT$	US$
			(Note 2)

Cumulative translation adjustment	3,276,508	(1,120,618)	(38,456)
Unrealized gain on financial instruments	25,498	246,303	8,452
Actuarial gain or loss and transition obligation	1,356,625	1,709,026	58,649

Total accumulated other comprehensive loss	4,658,631	834,711	28,645

f.	Goodwill

As of December 31, 2009 and 2010, the Company had goodwill of NT$9,767,594 thousand and NT$10,298,537 thousand (US$353,416 thousand), respectively, primarily included in the testing segment.

Changes in the carrying amount of goodwill for the years ended December 31, 2009 and 2010, by segment, were as follows:

	Packaging	Testing	EMS	Other	Total
	NT$	NT$	NT$	NT$	NT$	US$
						(Note 2)

Balance as of January 1, 2009	1,491,058	7,801,586	-	512,036	9,804,680	336,468
Translation adjustment	(10,689)	(25,996)	-	(401)	(37,086)	(1,273)
Balance as of December 31, 2009	1,480,369	7,775,590	-	511,635	9,767,594	335,195
Goodwill acquired	-	356,170	328,005	-	684,175	23,479
Translation adjustment	(37,217)	(114,618)	-	(1,397)	(153,232)	(5,258)

Balance as of December 31, 2010	1,443,152	8,017,142	328,005	510,238	10,298,537	353,416

Goodwill represents the excess of the purchase price over the estimated fair values of the net tangible and intangible assets.  The factors that contributed to the recognition of goodwill primarily relate to expansion into new product areas and potential synergies created from combined capabilities.  None of goodwill is expected to be deductible for tax purposes.

As of December 31, 2009 and 2010, the accumulated impairment loss of goodwill for the packaging, EMS and other segments was nil.  The accumulated impairment loss of goodwill for the testing segment was NT$1,600,618 thousand (US$54,929 thousand) as of December 31, 2009 and 2010.

g.	Intangible assets other than goodwill

Information of the intangible assets subject to amortization was as follows:
	December 31
	2009	2010
	NT$	NT$	US$
			(Note 2)

Cost
Land use rights	1,496,604	2,449,030	84,043
Customer relationships	915,635	1,704,635	58,498
Patents	152,864	1,184,995	40,666
Acquired special technology	709,088	709,088	24,334
Project in progress	-	493,000	16,918
	3,274,191	6,540,748	224,459
Accumulated amortization
Land use rights	111,460	166,290	5,706
Customer relationships	131,796	415,434	14,256
Patents	51,148	326,612	11,208
Acquired special technology	224,544	366,362	12,573
Project in progress	-	90,383	3,102
	518,948	1,365,081	46,845

	2,755,243	5,175,667	177,614

The aggregate amortization expense for the years ended December 31, 2008, 2009 and 2010 was NT$177,016 thousand, NT$282,872 thousand and NT$828,909 thousand (US$28,446 thousand), respectively.

As of December 31, 2010, the future estimated aggregate amortization expense for each of the five succeeding fiscal years was as follows:

	Amount
	NT$	US$
		(Note 2)

2011	819,141	28,111
2012	763,693	26,208
2013	603,420	20,708
2014	275,809	9,465
2015	177,918	6,106

h.	Earnings per share

The U.S. guidance relating to earnings per share requires the presentation of basic and diluted earnings per share.  Basic earnings per share was computed based on the weighted average number of common shares outstanding during the year.  Diluted earnings per share included the effect of dilutive potential common shares (such as stock options issued calculated using the treasury stock method).

The following table presents the calculation of basic and diluted earnings per share:

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$	US$
				(Note 2)

Basic EPS
Income attributable to shareholders of the parent	5,492,101	5,317,509	18,181,293	623,930
Effect of subsidiaries’ stock option plans	(42,696)	(26,411)	(102,700)	(3,524)

Diluted EPS
Income attributable to shareholders of the parent plus effect of potential dilutive common stock	5,449,405	5,291,098	18,078,593	620,406

Weighted average outstanding shares (in thousands)
Basic	5,905,120	5,678,720	5,906,666
Effect of dilutive potential common stock	40,214	19,556	28,576

Diluted	5,945,334	5,698,276	5,935,242

For the years ended December 31, 2008, 2009 and 2010, no options or convertible bonds were excluded from the calculation of diluted EPS.

The denominator used for purposes of calculating earnings per ADS was the above-mentioned weighted average outstanding shares divided by five (one ADS represents five common shares).  The numerator was the same as mentioned in the above EPS calculation.

i.	Uncertainty in income taxes

In accordance with disclosure requirements under the U.S. guidance relating to accounting for uncertainty in income taxes, the following table summarizes the activity related to the gross unrecognized tax benefits for the years ended December 31, 2009 and 2010:

	Year Ended December 31
	2008	2009	2010
	NT$	NT$	NT$	US$
				(Note 2)

Balance, beginning of year	18,405	19,820	19,319	663
Increase related to current year tax position	1,415	-	-	-
Translation adjustment	-	(501)	(1,743)	(60)

Balance, end of year	19,820	19,319	17,576	603

Upon adoption of the above-mentioned U.S. guidance, the Company recorded interest expense and penalties as interest expense and other non-operating expense, respectively.  For the years ended December 31, 2008, 2009 and 2010, the total amount of interest expense and penalties related to tax uncertainty was approximately NT$4,614 thousand, NT$2,375 thousand and NT$766 thousand (US$26 thousand), respectively.  The total amount of interest and penalties recognized as of December 31, 2009 and 2010 was NT$19,799 thousand and NT$20,565 thousand (US$706 thousand), respectively. As of  December 31, 2010, the company did not expect any material change to the amount of unrecognized tax benefit during the next twelve months.

j.	Fair value disclosure

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

The Company uses quoted prices in active markets for identical assets to determine fair value for the Level 1 investments such as corporate bonds, open-end mutual funds and quoted stocks.

For derivative financial instruments and financial notes, fair values are estimated using industry standard valuation models.  These models use market-based observable inputs including interest rate curves, foreign exchange rates, and forward and spot prices for currencies to project fair value.  The abovementioned financial instruments are included in Level 2.

The following table presents our assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 and 2010:

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$

December 31, 2009

Assets

Derivative financial assets
Forward exchange contracts	-	24,648	-	24,648
Swap contracts	-	17,605	-	17,605
European foreign currency option contracts	-	7,756	-	7,756
Marketable securities - trading
Open-end mutual funds	974,702	-	-	974,702
Marketable securities - available-for-sale
Open-end mutual funds	3,770,435	-	-	3,770,435
Corporate bonds	198,730	-	-	198,730
Convertible bonds	-	-	96,090	96,090
Quoted stocks	26,359	-	-	26,359

	4,970,226	50,009	96,090	5,116,325

Liabilities

Derivative financial liabilities
Swap contracts	-	50,468	-	50,468
Forward exchange contracts	-	24,062	-	24,062
Interest rate swap contracts	-	311,778	-	311,778
Cross currency swap contracts	-	122,495	-	122,495

	-	508,803	-	508,803

December 31, 2010

Assets

Derivative financial assets
Swap contracts	-	173,389	-	173,389
Cross currency swap contracts	-	163,670	-	163,670
Forward exchange contracts	-	48,569	-	48,569
Marketable securities - trading
Open-end mutual funds	590,168	-	-	590,168
Financial notes	-	288,486	-	288,486
Quoted stocks	94,661	-	-	94,661
Marketable securities - available-for-sale
Open-end mutual funds	311,070	-	-	311,070
Quoted stocks	234,660	-	-	234,660
Convertible bonds	-	-	87,420	87,420

	1,230,559	674,114	87,420	1,992,093

Liabilities

Derivative financial liabilities
Cross currency swap contracts	-	507,546	-	507,546
Swap contracts	-	394,747	-	394,747
Interest rate swap contracts	-	189,541	-	189,541
Forward exchange contracts	-	13,757	-	13,757

	-	1,105,591	-	1,105,591

				(Continued)

	Level 1	Level 2	Level 3	Total
	US$	US$	US$	US$
	(Note 2)	(Note 2)	(Note 2)	(Note 2)
December 31, 2010

Assets

Derivative financial assets
Swap contracts	-	5,950	-	5,950
Cross currency swap contracts	-	5,617	-	5,617
Forward exchange contracts	-	1,667	-	1,667
Marketable securities - trading
Open-end mutual funds	20,253	-	-	20,253
Financial notes	-	9,900	-	9,900
Quoted stocks	3,248	-	-	3,248
Marketable securities - available-for-sale
Open-end mutual funds	10,675	-	-	10,675
Quoted stocks	8,054	-	-	8,054
Convertible bonds	-	-	3,000	3,000

	42,230	23,134	3,000	68,364

Liabilities

Derivative financial liabilities
Cross currency swap contracts	-	17,418	-	17,418
Swap contracts	-	13,547	-	13,547
Interest rate swap contracts	-	6,504	-	6,504
Forward exchange contracts	-	472	-	472

	-	37,941	-	37,941

				(Concluded)
The table below sets out the balances for those assets required to be measured at fair value on a nonrecurring basis and the associated losses recognized for the years ended December 31, 2009 and 2010:

	Balance	Level 1	Level 2	Level 3	Total Losses
	NT$	NT$	NT$	NT$	NT$
December 31, 2009

Machinery and equipment	-	-	-	-	11,117

December 31, 2010
Buildings and improvements	43,394	-	-	43,394	206,983
Equity method investment - SCT	20,085	-	-	20,085	41,739
	63,479	-	-	63,479	248,722

	Balance	Level 1	Level 2	Level 3	Total Losses
	US$	US$	US$	US$	US$
	(Note 2)	(Note 2)	(Note 2)	(Note 2)	(Note 2)
December 31, 2010
Buildings and improvements	1,489	-	-	1,489	7,103
Equity method investment - SCT	689	-	-	689	1,433
	2,178	-	-	2,178	8,536

The fair value measurements of the buildings and improvements are determined based on observable inputs by reference to comparable sales data and substitute costs with insignificant adjustment. Total carrying amount of buildings and improvements of NT$250,377 thousand (US$8,592 thousand) were written down to their fair value, NT$43,394 thousand (US$1,489 thousand), resulting in an NT$206,983 thousand (US$7,103 thousand) impairment charges, included in earnings for the period.

The machinery and equipment and buildings and improvements are parts of the property, plant and equipment, net on the 2009 and 2010 consolidated balance sheets under U.S. GAAP in Note 32.

As discussed in Note 12, the Company recognized an impairment loss for the equity method investments of SCT.  Due to the absence of quoted market price, the fair value measurement of the unlisted equity method instruments was determined using the discounted cash flow model, considering the investee’s current and future expected operating performance, industry trends, and competitive advantages.

Reconciliation of the beginning and ending balance of marketable securities - available-for-sale classified as Level 3 and measured at fair value on a recurring basis for the year ended December 31, 2010:

	NT$	US$
		(Note 2)

Balance, beginning of year	96,090	3,298
Translation adjustment	(8,670)	(298)

Balance, end of year	87,420	3,000

k.	Business combination

ASE Test Acquisition

As discussed in Note 2, ASE Inc. acquired from minority shareholders the remaining 53.4% of shares it did not own on May 30, 2008.  The ASE Test Acquisition was accounted for as a purchase as prescribed by the U.S. guidance relating to business combinations consummated before January 1, 2009, and the operating results have been reflected in the Company’s consolidated financial statements since May 31, 2008.  This results in stepping up ASE Test’s net assets to fair value for the acquired interest.  Information for all periods prior to May 31, 2008 is presented using the historical basis of accounting.

The purchase price allocation based on the fair value analysis was as follows:

Assets and Liabilities Acquired as of May 31, 2008
NT$

Current assets	$9,008,176
Property, plant and equipment, net	6,407,633
Intangible assets	1,675,139
Goodwill	6,761,987
Other assets	5,474,004
Liabilities assumed	(3,017,628)

Net assets acquired	$26,309,311

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

3)
NT$915,635 thousand for customer relationships that represent what a firm would be willing to pay ASE Test in order to exploit revenue associated with existing customer relationships and are amortized over the estimated useful life of 11 years.

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

The following unaudited pro forma information is for illustrative purposes only and presents the results of operations for the year ended December 31, 2008 under U.S. GAAP as though the ASE Test Acquisition had occurred at the beginning of 2008.  The unaudited pro forma financial information is not necessarily indicative of the consolidated results of operations in future periods or the results that actually would have been realized had the Company and ASE Test been a combined company during the year ended December 31, 2008.  The unaudited pro forma financial information under U.S. GAAP does not reflect any operating efficiencies or cost savings the Company may achieve as a result of the acquisition.  Prior to the acquisition of the additional interest, ASE Test was consolidated within the Company’s consolidated financial statements with an appropriate amount reflected as noncontrolling interest.

Year Ended December 31,2008
NT$

Net revenues	94,430,912
Cost of revenues	73,315,552
Gross profit	21,115,360
Operating expenses	10,615,048
Income from operations	10,500,312
Non-operating expenses	(1,351,194)
Income before income tax	9,149,118
Income tax expense	2,503,482

Net income	6,645,636

Attributable to
Shareholders of the parent	5,998,109
Noncontrolling interest	647,527

6,645,636

USI Acquisition

As discussed in Note 2, the Company acquired an additional 60.07% of USI’s outstanding common shares on February 9, 2010.  The USI Acquisition was accounted for in accordance with the new U.S. guidance relating to business combination and noncontrolling interest in consolidated financial statements.

The following table summarizes the consideration paid for the USI common shares and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date, as well as the fair value at the acquisition date of the noncontrolling interest in USI.

	As of Acquisition Date
	NT$	US$
		(Note 2)

Fair value of total consideration transferred	13,475,056	462,424
Fair value of the Company’s equity interest in USI held before the business combination	3,870,461	132,823
	17,345,517	595,247

Recognized amounts of identifiable assets acquired and liabilities assumed:
Current assets	29,599,349	1,015,764
Long-term investments	497,508	17,073
Property, plant and equipment, net	6,866,077	235,624
Other assets	1,613,584	55,373
Identifiable intangible assets	3,016,043	103,502
Liabilities assumed	(20,113,548)	(690,239)
	21,479,013	737,097
Noncontrolling interest in USI	(4,461,501)	(153,106)
Goodwill	328,005	11,256
	17,345,517	595,247

Acquisition-related costs (included in operating expenses) of the USI Acquisition for the year ended December 31, 2010 were NT$25,441 thousand (US$873 thousand).

Current assets, long-term investments, property, plant and equipment, other assets and liabilities were recorded at fair value.  The excess of the purchase price over the fair value of net assets acquired was allocated to goodwill. The valuation of acquired intangible assets was determined based on management’s estimates.  The identifiable intangible assets acquired were as follows:

1)
NT$1,033,000 thousand (US$35,450 thousand) for patents that represent registered patent technologies in a current product offering and are amortized over the estimated residual useful life of 3.8 years.

2)
NT$789,000 thousand (US$27,076 thousand) for customer relationships that represent what a firm would be willing to pay USI in order to exploit revenue associated with existing customer relationships and are amortized over the estimated useful life of 8.3 years, following the pattern in which the expected benefits will be consumed.

3)	NT$701,043 thousand (US$24,058 thousand) for land use rights that are amortized over the remaining contractual period of 42.2 years.

4)	NT$493,000 thousand (US$16,918 thousand) for projects in-progress that are amortized over the estimated product useful life of 5 years.

The fair value of the noncontrolling interest in USI, a listed company, was measured by the market price. In addition, under the acquisition method of accounting, as the acquisition was achieved in stages, the Company recognized a non-operating gain of NT$1,462,692 thousand (US$50,195 thousand) as a result of remeasuring to fair value for its 18.06% equity interest in USI held before the business combination.

The amounts of USI’s revenues and earnings included in the Company’s consolidated statement of income for U.S. GAAP purposes for the period from the acquisition date to December 31, 2010 were NT$59,577,374 thousand (US$2,044,522 thousand) and NT$2,116,325 thousand (US$72,626 thousand), respectively.

EEMS Test Singapore Pte. Ltd. Acquisition

As discussed in Note 2, the Company, through ASE Singapore, acquired 100% shareholdings of EEMS Test Singapore Pte. Ltd. on August 2, 2010 with a total consideration of US$ 72,163 thousand to enhance the testing segment.  The EEMS Test Singapore Pte. Ltd. Acquisition was accounted for in accordance with the new U.S. guidance relating to business combinations in the consolidated financial statements.

Acquisition-related costs (included in operating expenses) of the EEMS Test Singapore Pte. Ltd. Acquisition for the year ended December 31, 2010 were NT$87,770 thousand (US$3,012 thousand).  The amounts of EEMS Test Singapore Pte. Ltd.’s revenues and net loss attributable to the Company included in the Company’s consolidated statement of income for U.S. GAAP purposes for the period from the acquisition date to December 31, 2010 were NT$561,075 thousand (US$19,254 thousand) and NT$24,416 thousand (US$838 thousand), respectively.  As of April 28, 2011, the Company has not yet completed the initial accounting for the EEMS Test Singapore Pte. Ltd. Acquisition.

The following unaudited pro forma information is for illustrative purposes only and presents the results of operations for the years ended December 31, 2009 and 2010 and under U.S. GAAP as though the USI Acquisition and EEMS Test Singapore Pte. Ltd. had occurred at the beginning of each of the periods presented.  The unaudited pro forma financial information is not necessarily indicative of the consolidated results of operations in future periods or the results that actually would have been realized had the Company and USI and EEMS Test Singapore Pte. Ltd. been a combined company during the specified periods.  The unaudited pro forma financial information under U.S. GAAP does not reflect any operating efficiencies or cost savings the Company may achieve as a result of the acquisitions.

	Year Ended December 31
	2009	2010
	NT$	NT$	US$
			(Note 2)

Net revenues	138,712,024	194,099,705	6,660,937

Net income	6,033,691	19,092,106	655,186

l.	Net income attributable to shareholders of the parent and transfers to noncontrolling interest

	Year Ended December 31, 2010
	NT$	US$
		(Note 2)

Net income attributable to shareholders of the parent	18,181,293	623,930
Transfers to noncontrolling interest:
Decrease in the parent’s capital surplus for the purchase of USI’s common shares from noncontrolling interest	(567,302)	(19,468)

Change from net income attributable to shareholders of the parent and transfers to noncontrolling interest	17,613,991	604,462