Form 20-F
period 2012-12-31
ADVANCED SEMICONDUCTOR ENGINEERING INC
filed 2013-04-24
CIK 1122411

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
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

7,602,121,666 Common Shares, par value NT$10 each**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes    ☒                   No    ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes    ☐                    No    ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes    ☒                   No    ☐

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP    ☐    International Financial Reporting Standards as issued by the International Accounting Standards Board    ☐Other    ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17    ☐              Item 18    ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes    ☐                    No    ☒

** As a result of the exercise of employee stock options subsequent to December 31, 2012, as of March 31, 2013, we had 7,607,502,906 shares outstanding.

USE OF CERTAIN TERMS

All references herein to (i) the “Company,” “ASE Group,” “ASE Inc.,” “we,” “us,” or “our” are to Advanced Semiconductor Engineering, Inc. and, unless the context requires otherwise, its subsidiaries, (ii) “ASE Test Taiwan” are to ASE Test, Inc., a company incorporated under the laws of the ROC, (iii) “ASE Test Malaysia” are to ASE Electronics (M) Sdn. Bhd., a company incorporated under the laws of Malaysia, (iv) “ISE Labs” are to ISE Labs, Inc., a corporation incorporated under the laws of the State of California, (v) “ASE Korea” are to ASE (Korea) Inc., a company incorporated under the laws of the Republic of Korea, (vi) “ASE Japan” are to ASE Japan Co. Ltd., a company incorporated under the laws of Japan, (vii) “ASE Shanghai” are to ASE (Shanghai) Inc., a company incorporated under the laws of the PRC, (viii) “ASE Electronics” are to ASE Electronics Inc., a company incorporated under the laws of the ROC, (ix) “PowerASE” are to PowerASE Technology, Inc., a company incorporated under the laws of the ROC which was merged into ASE Inc. in May 2012, (x) “ASESH AT” are to ASE Assembly & Test (Shanghai) Limited, formerly known as Global Advanced Packaging Technology Limited, or GAPT, a company incorporated under the laws of the PRC, (xi) “ASEN” are to Suzhou ASEN Semiconductors Co., Ltd., a company incorporated under the laws of the PRC, (xii) “ASEWH” are to ASE (Weihai), Inc., a company incorporated under the laws of the PRC, (xiii) “ASEKS” are to ASE (KunShan) Inc., a company incorporated under the laws of the PRC, (xiv) “Universal Scientific” or “USI” are to Universal Scientific Industrial Co., Ltd., a company incorporated under the laws of the ROC, and, unless the context requires otherwise, “Universal Scientific Group” are to Universal Scientific and its subsidiaries, (xv) “Universal Scientific Shanghai” are to Universal Scientific Industrial (Shanghai) Co., Ltd., a company incorporated under the laws of the PRC, (xvi) “Hung Ching” are to Hung Ching Development & Construction Co. Ltd., a company incorporated under the laws of the ROC, (xvii) “EEMS Test Singapore” are to EEMS Test Singapore Pte. Ltd., a company incorporated under the laws of Singapore, which changed its name to ASE Singapore II Pte. Ltd. and was subsequently merged into ASE Singapore Pte. Ltd. on January 1, 2011, (xviii) “ASE Material” are to ASE Material Inc., a company previously incorporated under the laws of the ROC that merged into ASE Inc. on August 1, 2004, (xix) “ASE Chung Li” are to ASE (Chung Li) Inc., a company previously incorporated under the laws of the ROC that merged into ASE Inc. on August 1, 2004, (xx) “Yang Ting” are to Yang Ting Tech Co., Ltd., a company incorporated under the laws of the ROC, (xxi) “ASE Test” are to ASE Test Limited, a company incorporated under the laws of Singapore, (xxii) the “SEC” are to the Securities and Exchange Commission of the U.S., (xxiii) the “Securities Act” are to the U.S. Securities Act of 1933, as amended, and (xxiv) the “Exchange Act” are to the U.S. Securities Exchange Act of 1934, as amended.

All references to the “Republic of China,” the “ROC” and “Taiwan” are to the Republic of China, including Taiwan and certain other possessions. All references to “Korea” or “South Korea” are to the Republic of Korea. All references to the “PRC” are to the People’s Republic of China and exclude Taiwan, Macau and Hong Kong.

We publish our financial statements in New Taiwan dollars, the lawful currency of the ROC. In this annual report, references to “United States dollars,” “U.S. dollars” and “US$” are to the currency of the United States; references to “New Taiwan dollars,” “NT dollars” and “NT$” are to the currency of the ROC; references to “RMB” are to the currency of the PRC; references to “JP¥” are to the currency of Japan; references to “MYR” are to the currency of Malaysia; references to “SGD” are to the currency of Republic of Singapore; references to “KRW” are to the currency of Republic of Korea; and references to “EUR” are to the currency of the European Union. Unless otherwise noted, all translations from NT dollars to U.S. dollars were made at the exchange rate as set forth in the H.10 weekly statistical release of the Federal Reserve System of the United States (the “Federal Reserve Board”) as of December 31, 2012, which was NT$29.0500=US$1.00, and all translations from RMB to U.S. dollars were made at the exchange rate as set forth in the H.10 weekly statistical release of the Federal Reserve Board as of December 31, 2012, which was RMB 6.2301=US$1.00. All amounts translated into U.S. dollars in this annual report are provided solely for your convenience and no representation is made that the NT dollar/RMB or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or NT dollars/RMB, as the case may be, at any particular rate or at all. On April 12, 2013, the exchange rate between NT dollars and U.S. dollars as set forth in the H.10 weekly statistical release by the Federal Reserve Board was NT$29.95=US$1.00. On April 12, 2013, the exchange rate between RMB and U.S. dollars as set forth in the H.10 weekly statistical release by the Federal Reserve Board was RMB 6.1914=US$1.00.

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

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information

SELECTED FINANCIAL DATA

The selected consolidated statements of income data and cash flow data for the years ended December 31, 2010, 2011 and 2012, and the selected consolidated balance sheet data as of December 31, 2011 and 2012, set forth below are derived from our audited consolidated financial statements included in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements, including the notes thereto. The selected consolidated statements of income data and cash flow data for the years ended December 31, 2008 and 2009 and the selected consolidated balance sheet data as of December 31, 2008, 2009 and 2010, set forth below, are derived from our audited consolidated financial statements not included herein and have been classified to conform to the presentation of the consolidated financial statements in this annual report. Our consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted in the ROC, or ROC GAAP, which differ in some material respects from accounting principles generally accepted in the United States of America, or U.S. GAAP. See note 32 to our consolidated financial statements for a description of the significant differences between ROC GAAP and U.S. GAAP for the periods covered by these consolidated financial statements.

	As of and for the Year Ended December 31,
	2008	2009	2010	2011	2012
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except earnings per share and per ADS data)
ROC GAAP:
Income Statement Data:
Net revenues	94,430.9	85,775.3	188,742.8	185,347.2	193,972.4	6,677.2
Cost of revenues(1)	(72,347.7)	(67,433.6)	(148,198.2)	(150,338.4)	(157,348.6)	(5,416.5)
Gross profit	22,083.2	18,341.7	40,544.6	35,008.8	36,623.8	1,260.7
Total operating expenses	(10,524.1)	(9,131.8)	(16,445.6)	(18,187.6)	(18,862.4)	(649.3)
Income from operations	11,559.1	9,209.9	24,099.0	16,821.2	17,761.4	611.4
Non-operating income (expense), net(1)	(2,083.3)	(821.5)	(1,275.4)	175.9	(1,170.9)	(40.3)
Income before income tax	9,475.8	8,388.4	22,823.6	16,997.1	16,590.5	571.1
Income tax expense	(2,268.3)	(1,484.9)	(3,628.7)	(3,018.2)	(3,041.6)	(104.7)
Net income	7,207.5	6,903.5	19,194.9	13,978.9	13,548.9	466.4
Attributable to
Shareholders of the parent	6,160.1	6,744.6	18,337.5	13,726.0	13,091.4	450.7
Minority interest	1,047.4	158.9	857.4	252.9	457.5	15.7
	7,207.5	6,903.5	19,194.9	13,978.9	13,548.9	466.4
Earnings per common share(2):
Basic	0.82	0.93	2.44	1.83	1.76	0.06
Diluted	0.80	0.92	2.39	1.78	1.71	0.06
Dividends per common share(3)	2.00	0.50	1.36	1.80	2.05	0.07
Earnings per equivalent ADS(2):
Basic	4.09	4.67	12.21	9.13	8.79	0.30
Diluted	4.00	4.61	11.97	8.91	8.57	0.30
Number of common shares(4):
Basic	7,538.3	7,216.8	7,506.5	7,514.7	7,445.5	7,445.5
Diluted	7,628.4	7,279.3	7,601.9	7,700.0	7,575.9	7,575.9
Number of equivalent ADSs
Basic	1,507.7	1,443.4	1,501.3	1,502.9	1,489.1	1,489.1
Diluted	1,525.7	1,455.9	1,520.4	1,540.0	1,515.2	1,515.2

	As of and for the Year Ended December 31,
	2008	2009	2010	2011	2012
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except earnings per share and per ADS data)
Balance Sheet Data:
Current assets	46,347.2	61,398.7	85,598.9	90,131.7	98,042.3	3,375.0
Long-term investments	4,327.0	5,160.0	2,400.1	2,220.7	2,365.9	81.4
Property, plant and equipment, net	84,758.0	79,363.9	99,853.9	111,779.0	126,150.3	4,342.5
Intangible assets	12,592.0	12,232.7	15,248.1	15,772.5	15,801.9	544.0
Other assets	4,039.1	3,819.5	5,038.7	3,974.2	4,143.7	142.6
Total assets	152,063.3	161,974.8	208,139.7	223,878.1	246,504.1	8,485.5
Short-term borrowings(5)	11,473.2	13,960.3	17,173.5	26,426.1	40,098.7	1,380.3
Long-term liabilities(6)	51,495.5	49,306.0	52,533.8	50,425.1	44,591.7	1,535.0
Other liabilities(7)	17,133.8	23,994.8	46,593.1	44,744.4	49,354.6	1,699.0
Total liabilities	80,102.5	87,261.1	116,300.4	121,595.6	134,045.0	4,614.3
Capital stock	56,904.3	54,798.8	60,519.9	67,535.6	75,941.5	2,614.2
Minority interest in consolidated subsidiaries	2,288.7	3,097.7	3,283.0	1,113.0	2,944.2	101.4
Total shareholders’ equity	71,960.8	74,713.7	91,839.3	102,282.5	112,459.1	3,871.2
Cash Flow Data:
Net cash outflow from acquisition of property, plant and equipment	(18,583.3)	(11,445.6)	(34,109.1)	(29,417.9)	(39,301.3)	(1,352.9)
Depreciation and amortization	17,244.9	17,638.0	19,854.5	22,945.4	23,414.3	806.0
Net cash inflow from operating activities	30,728.8	15,517.2	36,965.1	31,936.7	29,017.9	998.9
Net cash outflow from investing activities	(36,359.2)	(15,980.7)	(36,085.5)	(32,030.7)	(40,094.0)	(1,380.2)
Net cash inflow (outflow) from financing activities	13,862.4	(2,778.5)	1,701.5	(342.6)	8,455.8	291.1
Segment Data:
Net revenues:
Packaging	73,391.6	67,935.5	101,071.3	102,677.3	104,298.3	3,590.3
Testing	19,021.4	15,795.1	21,957.0	21,932.2	22,657.0	779.9
Electronic manufacturing services(8)	–	–	59,577.4	57,850.4	62,747.7	2,160.0
Others	2,017.9	2,044.7	6,137.1	2,887.3	4,269.4	147.0
Gross profit:
Packaging	14,474.6	12,547.9	21,320.6	20,206.4	19,827.6	682.5
Testing	6,255.3	4,453.0	8,245.7	6,978.6	7,604.5	261.8
Electronic manufacturing services(8)	–	–	6,482.2	6,350.4	7,283.1	250.7
Others	1,353.3	1,340.8	4,496.1	1,473.4	1,908.5	65.7

	As of and for the Year Ended December 31,
	2008	2009	2010	2011	2012
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except earnings per share and per ADS data)
U.S. GAAP
Income Statement Data:
Net revenues	94,430.9	85,775.3	188,742.8	185,347.2	193,972.4	6,677.2
Cost of revenues	(73,001.9)	(68,350.9)	(148,887.5)	(150,793.7)	(157,773.2)	(5,431.1)
Gross profit	21,429.0	17,424.4	39,855.3	34,553.5	36,199.2	1,246.1
Total operating expenses	(10,615.0)	(9,431.5)	(16,877.3)	(18,450.9)	(19,203.1)	(661.0)
Income from operations	10,814.0	7,992.9	22,978.0	16,102.6	16,996.1	585.1
Non-operating income (expense), net	(1,664.9)	(679.5)	504.5	647.4	(1,202.8)	(41.4)
Income before income tax	9,149.1	7,313.4	23,482.5	16,750.0	15,793.3	543.7
Income tax expense	(2,503.5)	(1,793.0)	(4,581.5)	(2,969.6)	(2,866.0)	(98.7)
Net income	6,645.6	5,520.4	18,901.0	13,780.4	12,927.3	445.0
Attributable to
Shareholders of the parent	5,492.1	5,317.5	18,158.2	13,532.5	12,477.6	429.5
Noncontrolling interest	1,153.5	202.9	742.8	247.9	449.7	15.5
	6,645.6	5,520.4	18,901.0	13,780.4	12,927.3	445.0

	As of and for the Year Ended December 31,
	2008	2009	2010	2011	2012
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except earnings per share and per ADS data)
Earnings per common share(2):
Basic	0.73	0.74	2.42	1.80	1.68	0.06
Diluted	0.72	0.73	2.39	1.79	1.67	0.06
Earnings per equivalent ADS(2):
Basic	3.66	3.68	12.09	9.00	8.38	0.29
Diluted	3.61	3.65	11.97	8.93	8.33	0.29
Number of common shares(9):
Basic	7,504.5	7,216.8	7,506.5	7,514.7	7,445.5	7,445.5
Diluted	7,555.6	7,241.7	7,542.8	7,575.7	7,490.6	7,490.6
Number of equivalent ADSs(9):
Basic	1,500.9	1,443.4	1,501.3	1,502.9	1,489.1	1,489.1
Diluted	1,511.1	1,448.3	1,508.6	1,515.1	1,498.1	1,498.1
Balance Sheet Data:
Current assets	46,347.2	61,398.7	85,598.9	89,610.0	97,638.2	3,361.0
Long-term investments	2,842.7	3,341.2	1,343.4	1,185.6	1,250.7	43.1
Property, plant and equipment, net	82,694.5	77,927.1	99,216.9	110,927.5	125,165.0	4,308.6
Intangible assets	12,940.6	12,522.8	15,360.8	15,896.2	15,848.0	545.6
Other assets	3,856.5	2,684.5	3,453.2	2,472.1	2,754.8	94.8
Total assets	148,681.5	157,874.3	204,973.2	220,091.4	242,656.7	8,353.1
Short-term borrowings(5)	11,473.2	13,960.3	17,173.5	26,426.1	40,098.7	1,380.3
Long-term liabilities(6)	51,495.5	49,306.0	52,533.8	50,225.1	44,591.7	1,535.0
Other liabilities(7)	18,307.1	25,092.3	48,813.7	46,822.3	51,522.1	1,773.6
Total liabilities	81,275.8	88,358.6	118,521.0	123,473.5	136,212.5	4,688.9
Capital stock	56,904.3	54,798.8	60,519.9	67,535.6	75,941.5	2,614.2
Equity attributable to shareholders of the parent	65,303.0	66,555.5	82,959.0	95,334.4	103,337.4	3,557.2
Noncontrolling interest in consolidated subsidiaries	2,102.7	2,960.2	3,493.2	1,283.5	3,106.8	107.0

(1)
Effective January 1, 2009, we adopted the revised ROC Statement of Financial Accounting Standards, or SFAS, No. 10 “Accounting for Inventories.” Abnormal cost, write-downs of inventories and any reversal of write-downs are recorded as cost of revenues from non-operating expenses. Information in this annual report from our consolidated statements of income for the year ended December 31, 2008 has been adjusted to reflect the reclassification.

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

(5)	Includes current portions of bonds payable, long-term bank loans and capital lease obligations.

(6)	Excludes current portions of bonds payable, long-term bank loans and capital lease obligations.

(7)	Includes current liabilities other than short-term borrowings.

(8)	We began providing electronic manufacturing services as a result of our acquisition of the controlling interest of Universal Scientific in February 2010.

(9)	Represents the weighted average number of common shares after retroactive adjustments to give effect to stock dividends.

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

	Exchange Rate
	Average(1)	High	Low	Period-End
2008	31.51	33.58	29.99	32.76
2009	32.96	35.21	31.95	31.95
2010	31.40	32.43	29.14	29.14
2011	29.42	30.67	28.50	30.27
2012	29.47	30.28	28.96	29.05
October	29.24	29.31	29.15	29.20
November	29.11	29.26	28.96	29.07
December	29.04	29.10	29.00	29.05
2013
January	29.10	29.54	28.93	29.54
February	29.63	29.73	29.52	29.67
March	29.74	29.88	29.63	29.81
April (through April 12, 2013)	29.74	30.06	29.86	29.95

(1)
Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages were calculated by using the average of the daily rates during the relevant month.

On April 12, 2013, the exchange rate as set forth in the H.10 weekly statistical release by the Federal Reserve Board was NT$29.95 =US$1.00.

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

Market conditions in the semiconductor and electronic industries depend to a large degree on conditions in the markets for the end-use applications of various products, such as communications, computing and consumer electronics products. Any deterioration of conditions in the markets for the end-use applications would reduce demand for our services, and would likely have a material adverse effect on our financial condition and results of operations. In 2012, approximately 51.9%, 12.2% and 35.5% of our net revenues from packaging and testing were attributed to the packaging and testing of semiconductors used in communications, computing and consumer electronics/industrial/automotive applications, respectively. In the same year, approximately 36.8%, 24.3%, 14.2% , 15.5% and 7.9% of our net revenues from electronic manufacturing services were attributed to the communications, computing, consumer electronics applications, industrial and automotive applications, respectively. Each of the markets for end-use applications is subject to intense competition and significant shifts in demand, which could put pricing pressure on our services and adversely affect our revenues and net income.

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

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including the escalation of the European sovereign debt crisis since 2011. It is unclear whether the European sovereign debt crisis will be contained and what effects it may have. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies. There have also been concerns over unrest in the Middle East and Africa, which have resulted in higher oil prices and significant market volatility. Any economic downturn or crisis may also cause our customers to do the following:

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

The markets of semiconductor packaging and testing and electronic manufacturing services are very competitive. We face competition from a number of sources, including other independent semiconductor packaging and testing companies, especially those that offer turnkey packaging and testing services, and other electronic manufacturing services providers which may have large-scale manufacturing capabilities and can quickly react to market changes. We believe that the principal competitive factors are:

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

Our operating results have varied significantly from period to period and may continue to vary in the future. Downward fluctuations in our operating results may result in decreases in the market price of our common shares and the ADSs. Among the more important factors affecting our quarterly and annual operating results are the following:

•	changes in general economic and business conditions, particularly the cyclical nature of the semiconductor and electronic industries and the markets served by our customers;

•	our ability to quickly adjust to unanticipated declines or shortfalls in demand and market prices;

•	changes in prices for our products or services;

•	volume of orders relative to our packaging, testing and manufacturing capacity;

•	changes in costs and availability of raw materials, equipment and labor;

•	our ability to obtain or develop substitute raw materials with lower cost;

•	timing of capital expenditures in anticipation of future orders;

•	our ability to acquire or design and produce advanced and cost-competitive interconnect materials, and provide integrated solutions for electronic manufacturing services;

•	fluctuations in the exchange rate between the NT dollar and foreign currencies, especially the U.S. dollar; and

•	typhoons, earthquakes, drought, epidemics, tsunami and other natural disasters, as well as industrial and other incidents such as fires and power outages.

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

Due to our high percentage of fixed costs, we may be unable to maintain our gross margin at past levels if we are unable to achieve relatively high capacity utilization rates.

Our operations, in particular our testing operations, are characterized by relatively high fixed costs. We expect to continue to incur substantial depreciation and other expenses in connection with our acquisitions of equipment and facilities. Our profitability depends not only on the pricing levels for our services or products, but also on utilization rates for our machinery and equipment, commonly referred to as “capacity utilization rates.” In particular, increases or decreases in our capacity utilization rates can significantly affect gross margins since the unit cost generally decreases as fixed costs are allocated over a larger number of units. In periods of low demand, we experience relatively low capacity utilization rates in our operations, which leads to reduced margins. For example, in the fourth quarter of 2008, we experienced lower than anticipated utilization rates in our operations due to a significant decline in worldwide demand for our packaging and testing services, which resulted in reduced margins during that period. Although capacity utilization rates have recovered since 2009, we cannot assure you that we will be able to maintain or surpass our past gross margin levels if we cannot consistently achieve or maintain relatively high capacity utilization rates.

If we are unable to manage our expansion or investments effectively, our growth prospects may be limited and our future profitability and core business operations may be adversely affected.

We have significantly expanded our operations through both organic growth and acquisitions in recent years. For example, we acquired the controlling interest of Universal Scientific through a tender offer in February 2010 and EEMS Test Singapore in August 2010 (EEMS Test Singapore was subsequently merged into ASE Singapore Pte. Ltd. on January 1, 2011). We also acquired Yang Ting in January 2012 and merged our subsidiary PowerASE Technology Inc. into ASE Inc. in May 2012. We expect that we will continue to expand our operations in the future. The purpose of our expansion is mainly to provide total solutions to existing customers or attract new customers and broaden our product range for a variety of end-use applications. However, rapid expansion may place a strain on our managerial, technical, financial, operational and other resources. As a result of our expansion, we have implemented and will continue to implement additional operational and financial controls and hire and train additional personnel. Any failure to manage our growth effectively could lead to inefficiencies and redundancies and result in reduced growth prospects and profitability.

In addition, we have recently made investments in real estate development businesses mostly in China. The PRC property market is volatile and may experience undersupply or oversupply and property price fluctuations. The central and local governments frequently adjust monetary and other economic policies to prevent and curtail the overheating of the economy. Such policies may lead to changes in market conditions, including price instability and imbalance of supply and demand in respect of office, residential, retail, entertainment, cultural and intellectual properties. We may continue to make investments in this area in the future and our diversification in this industry may put pressure on our managerial, financial, operational and other resources. Our exposure to risks related to real estate development may also increase over time as a result of our expansion into such a business. There can be no assurance that our investments in such a business will yield the anticipated returns and that our expansion into such a business, including the resulting diversion of management’s attention, will not adversely affect our core business operations.

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

We have on occasion failed to comply with certain financial covenants in some of our loan agreements. Such non-compliance may also have, through broadly worded cross-default provisions, resulted in default under some of the agreements governing our other existing debt. For example, we failed to comply with certain financial covenants in some of our loan agreements as a result of our acquisition of the controlling interest of Universal Scientific in February 2010, for which we have timely obtained waivers from our counterparties. If we are unable to timely remedy any of our non-compliance under such loan agreements or obtain applicable waivers or amendments, we would breach our financial covenants and our financial condition would be adversely affected. As of March 31, 2013, no lender has sought to declare a default or enforce remedies in respect of our existing debt as a result of cross-default provisions, breaches of financial covenants or otherwise, although we cannot provide any assurance that they will not take action in the future.

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

Currently, the majority of our revenues are denominated in U.S. dollars, with a portion denominated in NT dollars and Japanese yen. Our cost of revenues and operating expenses, on the other hand, are incurred in several currencies, primarily NT dollars, U.S. dollars, RMB, Japanese yen, Korean won, as well as, to a lesser extent, Singapore dollars and Malaysian ringgit. In addition, a substantial portion of our capital expenditures, primarily for the purchase of packaging and testing equipment, has been, and is expected to continue to be, denominated in U.S. dollars, with the remainder in Japanese yen. Fluctuations in exchange rates, primarily among the U.S. dollar against the NT dollar, the Japanese yen and RMB, will affect our costs and operating margins. In addition, these fluctuations could result in exchange losses and increased costs in NT dollar and other local currency terms. Despite hedging and mitigating techniques implemented by us, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations. Although we recognized net foreign exchange gains of NT$317.6 million, NT$36.2 million and NT$965.4 million (US$33.2 million) in 2010, 2011 and 2012, respectively, we cannot assure you that we will achieve or sustain foreign exchange gains in the future. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk—Foreign Currency Exchange Rate Risk.”

The loss of a large customer or disruption of our strategic alliance or other commercial arrangements with semiconductor foundries and providers of other complementary semiconductor manufacturing services may result in a decline in our revenues and profitability.

Although we have over 200 customers for our businesses, we have derived and expect to continue to derive a large portion of our revenues from a small group of customers during any particular period due in part to the concentration of market share in the semiconductor and electronic industries. Our five largest customers together accounted for approximately 26.0%, 26.8% and 31.2% of our net revenues in 2010, 2011 and 2012, respectively. No single customer accounted for more than 10% of our net revenues in 2010, 2011 and 2012. The demand for our services from a customer is directly dependent upon that customer’s level of business activity, which could vary significantly from year to year. Our key customers typically operate in the cyclical semiconductor and electronic business and, in the past, have varied, and may vary in the future, order levels significantly from period to period. Some of these companies are relatively small, have limited operating histories and financial resources, and are highly exposed to the cyclicality of the industry. We cannot assure you that these customers or any other customers will continue to place orders with us in the future at the same levels as in past periods. The loss of one or more of our significant customers, or reduced orders by any one of them, and our inability to replace these customers or make up for such orders could adversely affect our revenues and profitability. In addition, we have in the past reduced, and may in the future be requested to reduce, our prices to limit the level of order cancellations. Any price reduction would likely reduce our margins and profitability.

Since 1997, we have maintained a strategic alliance with Taiwan Semiconductor Manufacturing Company Limited, or TSMC, one of the world’s largest dedicated semiconductor foundries. TSMC designates us as their non-exclusive preferred provider of packaging and testing services for semiconductors manufactured by TSMC. Any strategic alliances, as well as our other commercial arrangements with providers of other complementary semiconductor manufacturing services, enable us to offer total semiconductor manufacturing solutions to our customers. Any strategic alliances and our other commercial arrangements may be terminated at any time. Any such termination, and our failure to enter into substantially similar strategic alliances or commercial arrangements, may adversely affect our competitiveness and our revenues and profitability.

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

Raw materials such as advanced substrates are prone to supply shortages since such materials are produced by a limited number of suppliers such as Kinsus Interconnect Technology Corporation, Nanya Printed Circuit Board Corporation and Unimicron Technology Corp. Our operations conducted through our wholly-owned subsidiaries ASE Electronics and ASE Shanghai have improved our ability to obtain advanced substrates on a timely basis and at a reasonable cost. In 2012, our interconnect materials operations supplied approximately 29.8% of our consolidated substrate requirements by value. We do not expect that our internal interconnect materials operations will be able to meet all of our interconnect materials requirements. Consequently, we will remain dependent on market supply and demand for our raw materials. In addition, recent fluctuations in prices of precious metals, such as gold, have also affected the price at which we have been able to purchase the principal raw materials we use in our packaging processes. We cannot guarantee that we will not experience shortages in the near future or that we will be able to obtain adequate supplies of raw materials in a timely manner or at a reasonable price. Our revenues and net income could decline if we are unable to obtain adequate supplies of high quality raw materials in a timely manner or if there are significant increases in the costs of raw materials that we cannot pass on to our customers.

New regulations related to conflict minerals could adversely affect our business, financial condition and results of operations.

The Dodd-Frank Wall Street Reform and Consumer Protection Act contains provisions to improve transparency and accountability concerning the supply of certain minerals, known as conflict minerals, which are defined as cassiterite, columbite-tantalite, gold, wolframite or their derivatives and other minerals determined by the U.S. government to be financing conflict in the Democratic Republic of Congo and adjoining countries. As a result, in August 2012 the SEC adopted annual disclosure and reporting requirements for those companies who use conflict minerals in their products. These new requirements will require companies that manufacture or contract to manufacture products for which conflict minerals are necessary to the functionality or production to begin scrutinizing the origin of conflict minerals in their products starting from January 1, 2013, and file a new form, Form SD, containing the conflict minerals disclosure by May 31 for the prior calendar year, beginning May 31, 2014. We believe certain conflict minerals identified under the conflict minerals rules issued by the SEC are used in our products, and therefore we are subject to the new disclosure requirements related to the conflict minerals. There will be costs associated with complying with these disclosure requirements, including costs for diligence to determine the sources of conflict minerals used in our products and other potential changes to products, processes or sources of supply as a consequence of such verification activities. The implementation of these rules could adversely affect the sourcing, supply and pricing of materials used in our products. As there may be only a limited number of suppliers offering “conflict free” minerals, we cannot be sure that we will be able to obtain necessary “conflict free” minerals from such suppliers in sufficient quantities or at competitive prices. Also, we may face adverse effects to our reputation if we determine that certain of our products contain minerals not determined to be conflict free or if we are unable to sufficiently verify the origins for all conflict minerals used in our products through the procedures we may implement.

System failures could harm our business, financial condition and results of operations.

Our systems are vulnerable to damage or interruption from earthquakes, terrorist attacks, floods, fires, power loss, telecommunications failures, computer viruses, computer denial of service attacks or other attempts to harm our system, and similar events. Some of our data centers are located in areas with a high risk of major earthquakes. Our data centers are also subject to break-ins, sabotage and intentional acts of vandalism, and to potential disruptions if the operators of these facilities have financial difficulties. Some of our systems are not fully redundant, and our disaster recovery planning cannot account for all eventualities. The occurrence of a natural disaster, a decision to close a facility we are using without adequate notice for financial reasons or other unanticipated problems at our data centers could result in lengthy interruptions in our service. Any damage to or failure of our systems could result in interruptions in our service. Interruptions in our service could materially and adversely affect our business, financial condition and results of operations.

Any environmental claims or failure to comply with any present or future environmental regulations, as well as any fire or other industrial accident, may require us to spend additional funds and may materially and adversely affect our financial condition and results of operations.

We are subject to various laws and regulations relating to the use, storage, discharge and disposal of chemical by-products of, and water used in, our packaging and interconnect materials production processes, and the emission of volatile organic compounds and the discharge and disposal of solid industrial wastes from electronic manufacturing services operations. Although we have not suffered material environmental claims in the past, the failure to comply with any present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of our operations. New regulations could require us to acquire costly equipment or to incur other significant expenses that we may not be able to pass on to our customers. Additionally, any failure on our part to control the use, or adequately restrict the discharge, of hazardous substances could subject us to future liabilities that may have a material adverse effect on our financial condition and results of operations. Any failures to comply with the environmental standards for our products, such as Directive 2002/95/EC, see “Item 4. Business Overview—Raw Materials and Suppliers—Packaging,” may have a material adverse effect on our results of operations.

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

We operate packaging and testing facilities, electronic manufacturing services and real estate in the PRC through our subsidiaries incorporated in the PRC. Under PRC laws and regulations, foreign investment projects, such as our subsidiaries, must obtain certain approvals from the relevant governmental authorities in the provinces or special economic zones in which they are located and, in some circumstances, from the relevant authorities in the PRC’s central government. Foreign investment projects must also comply with certain regulatory requirements. However, PRC laws and regulations are often subject to varying interpretations and means of enforcement, and additional approvals from the relevant governmental authorities may be required for the operations of our PRC subsidiaries. If required, we cannot assure you that we will be able to obtain these approvals in a timely manner, if at all. Because the PRC government holds significant discretion in determining matters relating to foreign investment, we cannot assure you that the relevant governmental authorities will not take action that is materially adverse to our PRC operations.

Escalations in tensions with North Korea could have a material adverse effect on our business and results of operations.

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of future events. In particular, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon and long-range missile programs as well as its hostile military actions against Korea. North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and conducted a nuclear test in October 2006, which increased tensions in the region and elicited strong objections worldwide. North Korea continued to conduct the second and third nuclear test in May 2009 and February 2013 despite of the condemnation from the United Nations and international community.

Revenue from our subsidiary, ASE Korea, accounts for 11.4% of the revenue generated from our packaging and testing business in 2012. There can be no assurance that the level of tension on the Korean peninsula will not escalate in the future. Any further increase in tensions, which may occur, for example, if North Korea experiences a leadership crisis, high level contacts between Korea and North Korea break down or military hostilities occur, could have a material adverse effect on ASE Korea, which in turn, will have a material adverse effect on our packaging and testing business, and our results of operations.

Any impairment charges may have a material adverse effect on our net income.

Under ROC GAAP and U.S. GAAP, we are required to evaluate our assets, such as equipment, goodwill and investments, for possible impairment at least annually or whenever there is an indication of impairment. If certain criteria are met, we are required to record an impairment charge.

With respect to assets, we recognized impairment charges of NT$251.4 million, NT$448.1 million and NT$97.2 million (US$3.3 million) in 2010, 2011 and 2012, respectively, primarily as a result of an impairment charge related to buildings and improvement, and impaired idle equipment and investment. As of December 31, 2012, goodwill under ROC GAAP and U.S. GAAP amounted to NT$10,306.8 million (US$354.8 million) and NT$10,181.1 million (US$350.5 million), respectively. See “Item 5. Operating and Financial Review and Prospects—Operating Results and Trend Information—Critical Accounting Policies and Estimates—Realizability of Long-Lived Assets” and “—Goodwill.”

We are unable to estimate the extent and timing of any impairment charges for future years and we cannot give any assurance that impairment charges will not be required in periods subsequent to December 31, 2012. Any impairment charge could have a material adverse effect on our net income. The determination of an impairment charge at any given time is based significantly on our expected results of operations over a number of years in the future. As a result, an impairment charge is more likely to occur during a period in which our operating results and outlook are otherwise already depressed.

Our adoption of International Financial Reporting Standards (“IFRS”), effective January 1, 2013, may have material impact on our financial statements thereafter

We have historically presented our consolidated financial statements, including our consolidated financial statements for the year ended December 31, 2012, in accordance with ROC GAAP for purposes of our filings with the Taiwan Stock Exchange, with reconciliation to U.S. GAAP for certain filings with the SEC. According to the announcement of the Financial Supervisory Commission of the ROC, or the FSC, on May 14, 2009, effective January 1, 2013, companies listed on the Taiwan Stock Exchange, including us, must report their financial statements under Guidelines Governing the Preparation of Financial Reports by Securities Issuers and the IFRS, International Accounting Standards, and the Interpretations as well as related guidance translated by the Accounting Research and Development Foundation and issued by the FSC (collectively, the “Taiwan-IFRS”). See “Item 5. Operating and Financial Review and Prospects—Recent ROC GAAP Accounting Pronouncements.” Accordingly, we have adopted Taiwan-IFRS in the ROC for our interim quarterly earnings releases beginning in the first quarter of 2013 and our annual consolidated financial statements beginning in 2013. While we have adopted Taiwan-IFRS for ROC reporting purposes, we plan to adopt IFRS issued by International Accounting Standards Board for certain filings with the SEC, including our annual report on Form 20-F for the year ending December 31, 2013 and thereafter. Following our adoption of IFRS for SEC filing purposes, we will no longer be required to reconcile our consolidated financial statements with U.S. GAAP.

Taiwan-IFRS differs from IFRS in certain respects, including, but not limited to the extent that any new or amended standards or interpretations applicable under IFRS may not be timely endorsed by the FSC. In addition, Taiwan IFRS and IFRS differ in certain significant respects from ROC GAAP. Because of the differences in accounting treatments, the adoption of Taiwan IFRS and IFRS may have material impact on our results of operations and financial condition in our reported financial statements going forward. It is difficult for us to evaluate the precise impact of the adoption of Taiwan-IFRS and IFRS on our financial reporting generally, or on our financial statements for the year ending December 31, 2013 or the year ended December 31, 2012. In addition, under the Taiwan-IFRS or IFRS, we are required to present the opening balance sheet on the transition date of January 1, 2012 with adjusted opening balances prepared under the Taiwan-IFRS or IFRS. Consequently, our consolidated financial statements for the year ended December 31, 2012 to be included in our annual report for the year ending December 31, 2013 may differ materially from those included in this annual report, even though they relate to the same fiscal year.

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

Our management concluded that our internal control over financial reporting was effective as of December 31, 2012 and our independent registered public accounting firm has issued an attestation report concluding that our internal control over financial reporting was effective in all material aspects. As effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help prevent fraud, any failure to maintain effective internal control over financial reporting could harm our business and result in a loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our common shares and ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

Risks Relating to Taiwan, ROC

Strained relations between the ROC and the PRC could negatively affect our business and the market value of your investment.

Our principal executive offices and our principal facilities are located in Taiwan and approximately 49.8%, 50.8% and 45.2% of our net revenues in 2010, 2011 and 2012, respectively, were derived from our operations in Taiwan. The ROC has a unique international political status. The government of the PRC asserts sovereignty over all of China, including Taiwan, and does not recognize the legitimacy of the ROC government. Although significant economic and cultural relations have been established in recent years between the ROC and the PRC, relations have often been strained and the PRC government has indicated that it may use military force to gain control over Taiwan in some circumstances, such as the declaration of independence by the ROC. Political uncertainty could adversely affect the prices of our common shares and ADSs. Relations between the ROC and the PRC and other factors affecting the political or economic conditions in Taiwan could have a material adverse effect on our financial condition and results of operations, as well as the market price and the liquidity of our common shares and ADSs.

Currently, we manufacture interconnect materials in the PRC through our wholly-owned subsidiary, ASE Shanghai. We also provide packaging and testing services in the PRC through some of our subsidiaries. In addition, we engage in the PRC in real estate development and the manufacturing of computer peripherals and electronic components through our subsidiaries in the PRC. See “Item 4. Information on the Company—Organizational Structure—Our Consolidated Subsidiaries.” In the past, ROC companies, including ourselves, were prohibited from investing in facilities for the packaging and testing of semiconductors in the PRC. Although the prohibitions have been relaxed since February 2010, the ROC government currently still restricts certain types of investments by ROC companies, including ourselves, in the PRC. We do not know when or if such laws and policies governing investment in the PRC will be amended, and we cannot assure you that such ROC investment laws and policies will permit us to make further investments of certain types in the PRC in the future that we consider beneficial to us. Our growth prospects and profitability may be adversely affected if we are restricted from making certain additional investments in the PRC and are not able to fully capitalize on the growth of the semiconductor industry in the PRC.

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

Taiwan is also susceptible to typhoons, which may cause damage and business interruptions to companies with facilities located in Taiwan. For example, in 2012, Taiwan experienced severe damage from typhoons, including typhoon Saola on August 3, 2012 that caused several deaths, severe flooding and extensive property damage.

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

Our production facilities as well as many of our suppliers and customers and providers of complementary semiconductor manufacturing services, including foundries, are located in Taiwan. If our customers are affected by an earthquake, a typhoon, a drought or any other natural disasters, or power outage or other industrial incidents, it could result in a decline in the demand for our services. If our suppliers or providers of complementary semiconductor manufacturing services are affected, our production schedule could be interrupted or delayed. As a result, a major earthquake, typhoon, drought or other natural disaster in Taiwan, or a power outage or other industrial incident could severely disrupt the normal operation of our business and have a material adverse effect on our financial condition and results of operations.

We face risks related to health epidemics and outbreaks of contagious diseases, including H1N1 influenza, H5N1 influenza, H7N9 influenza and Severe Acute Respiratory Syndrome, or SARS.

There have been reports of outbreaks of a highly pathogenic influenza caused by the H1N1 virus, as well as an influenza caused by the H5N1 virus, in certain regions of Asia and other parts of the world. In addition, there have been recent reports of outbreaks of an avian flu caused by the H7N9 virus, including confirmed human cases, in the PRC. An outbreak of such contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries. Additionally, a recurrence of SARS, a highly contagious form of atypical pneumonia, similar to the occurrence in 2003 which affected the PRC, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries, would also have similar adverse effects. Since most of our operations and customers and suppliers are based in Asia (mainly in Taiwan), an outbreak of H1N1 influenza, H5N1 influenza, H7N9 influenza, SARS or other contagious diseases in Asia or elsewhere, or the perception that such an outbreak could occur, and the measures taken by the governments of countries affected, including the ROC and the PRC, could adversely affect our business, financial condition or results of operations.

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

Pursuant to the Regulations Governing Securities Investment and Futures Trading in Taiwan by Mainland Area Investors (the “Mainland Investors Regulations”), only qualified domestic institutional investors (“QDIIs”) or persons that have otherwise obtained the approval from the ROC Investment Commission of Ministry of Economic Affairs (“MOEAIC”) and registered with the Taiwan Stock Exchange are permitted to withdraw and hold our shares from a depositary receipt facility. In order to hold our shares, such QDIIs are required to appoint an agent and custodian as required by the Mainland Investors Regulations. If the aggregate amount of our shares held by any QDII or shares received by any QDII upon a single withdrawal accounts for 10% of our total issued and outstanding shares, such QDII must obtain the prior approval from the MOEAIC. We cannot assure you that such approval would be granted.

The market value of your investment may fluctuate due to the volatility of the ROC securities market.

The trading price of our ADSs may be affected by the trading price of our common shares on the Taiwan Stock Exchange. The ROC securities market is smaller and more volatile than the securities markets in the United States and in many European countries. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and volumes of sales of listed securities and there are currently limits on the range of daily price movements on the Taiwan Stock Exchange. The Taiwan Stock Exchange Index peaked at 12,495.3 in February 1990, and subsequently fell to a low of 2,560.5 in October 1990. On March 13, 2000, the Taiwan Stock Exchange Index experienced a 617-point drop, which represented the single largest decrease in the Taiwan Stock Exchange Index in its history. During the period from January 1, 2012 to December 31, 2012, the Taiwan Stock Exchange Index peaked at 8,144.04 on March 2, 2012, and reached a low of 6,894.66 on June 4, 2012. Over the same period, the trading price of our common shares ranged from NT$31.20 per share to NT$20.05 per share. On April 12, 2013, the Taiwan Stock Exchange Index closed at 7,821.63, and the closing value of our common shares was NT$24.30 per share.

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

Holders of common shares and ADSs may incur dilution as a result of the practice among ROC technology companies of issuing stock bonuses and stock options to employees or selling additional equity-linked securities.

Similar to other ROC technology companies, we issue bonuses from time to time in the form of common shares. Prior to 2009, bonuses issued in the form of our common shares were valued at par. Beginning in 2009, bonuses in the form of our common shares are valued at the closing price of the common shares on the day prior to our shareholders’ meeting. In addition, under the ROC Company Law we may, upon approval from our board of directors and the ROC Securities and Futures Bureau of the Financial Supervisory Commission, establish employee stock option plans. We currently maintain four employee stock option plans pursuant to which our full-time employees, including our domestic and foreign subsidiaries, are eligible to receive stock option grants. As of December 31, 2012, 344,331,580 options granted by ASE Inc. were outstanding. See “Item 6. Directors, Senior Management and Employees—Compensation—ASE Inc. Employee Bonus and Stock Option Plans.” The issuance of our common shares pursuant to stock bonuses or stock options may have a dilutive effect on the holders of outstanding common shares and ADSs.

Restrictions on the ability to deposit our common shares into our ADS facility may adversely affect the liquidity and price of our ADSs.

The ability to deposit common shares into our ADS facility is restricted by ROC law. A significant number of withdrawals of common shares underlying our ADSs would reduce the liquidity of the ADSs by reducing the number of ADSs outstanding. As a result, the prevailing market price of our ADSs may differ from the prevailing market price of our common shares on the Taiwan Stock Exchange. Under current ROC law, no person or entity, including you and us, may deposit our common shares in our ADS facility without specific approval of the ROC Financial Supervisory Commission, unless:

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

With respect to item (4) above, the depositary may issue ADSs against the deposit of those common shares only if the total number of ADSs outstanding following the deposit will not exceed the number of ADSs previously approved by the ROC Financial Supervisory Commission, plus any ADSs issued pursuant to the events described in items (1), (2) and (3) above.

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

Acquisition of Shares of Universal Scientific

In February 2010, we, along with our two subsidiaries, J&R Holding Limited and ASE Test, through a cash and stock tender offer, acquired 641,669,316 common shares of Universal Scientific at NT$21 per share, amounting to NT$13,475.1 million in total, resulting in our controlled ownership over Universal Scientific. As a result, Universal Scientific became our consolidated subsidiary. In August 2010, we acquired additional 222,243,661 shares of Universal Scientific through another tender offer at NT$21 per share, amounting to NT$4,667.1 million in total. We owned 99.2 % of the outstanding common shares of Universal Scientific as of March 31, 2013.

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

Acquisition and Merger of PowerASE

In addition to our previous holding of a 55.7% equity interest in PowerASE, in November and December 2011, we acquired 106,808,182 shares of PowerASE, accounting for 43.9% of its equity interest, mainly through tender offers, for a total consideration of NT$1,972.2 million. Following the tender offer and the acquisition of the remaining outstanding shares of PowerASE in May 2012, PowerASE was merged into ASE Inc.

Acquisition of Yang Ting

On January 13, 2012, we entered into share purchase agreement with the shareholders of Yang Ting, a ROC-based provider of semiconductor packaging and testing services, in connection with the acquisition of 100.0% of Yang Ting, for a total consideration of NT$300.0 million (US$10.3 million).

IPO of Universal Scientific Shanghai

In February 2012, Universal Scientific Shanghai, a subsidiary of Universal Scientific, completed its initial public offering, or IPO, on the Shanghai Stock Exchange. Total proceeds from the IPO were approximately RMB 811.7 million (US$130.3 million) prior to deducting underwriting discounts and commissions. As of March 31, 2013, we indirectly held 88.6% of the total outstanding shares of Universal Scientific Shanghai through our subsidiaries Universal Scientific and ASE Shanghai.

For more information on our history and development, see “—Organizational Structure.”

BUSINESS OVERVIEW

ASE is the world’s largest independent provider of semiconductor packaging and testing services based on 2012 revenues. Our services include semiconductor packaging, production of interconnect materials, front-end engineering testing, wafer probing and final testing services, as well as integrated solutions for electronics manufacturing services in relation to computers, peripherals, communications, industrial, automotive, and storage and server applications. We believe that, as a result of the following, we are well positioned than our competitors to meet customers’ requirements across a wide range of end-use applications:

•	our ability to provide a broad range of cost-effective semiconductor packaging and testing services on a large-scale turnkey basis within key centers of semiconductor manufacturing;

•	our expertise in developing and providing cost-effective packaging, interconnect materials and testing technologies and solutions;

•	our ability to provide proactive original design manufacturing services using innovative solution-based designs;

•	our scale of operations and financial position, which enable us to make significant investments in capacity expansion and research and development as well as to make selective acquisitions;

•	our geographic presence in key centers of outsourced semiconductor and electronics manufacturing; and

•
our long-term relationships with providers of complementary semiconductor manufacturing services, including our strategic alliance with TSMC, one of the world’s largest dedicated semiconductor foundries.

We believe that it is still the trend for semiconductor companies to outsource their packaging, testing and manufacturing requirements as semiconductor companies rely on independent providers of foundry, advanced packaging, testing and electronic manufacturing services. In response to the increased pace of new product development and shortened product life and production cycles, semiconductor companies are increasingly seeking independent packaging and testing companies that can provide turnkey services in order to reduce time-to-market as well as electronic manufacturing companies that can provide large-scale production and have the proactive original design capabilities. We believe that our expertise and scale in advanced technology and our ability to integrate our broad range of solutions into turnkey services and electronic manufacturing services allow us to benefit from the accelerated outsourcing trend and better serve our existing and potential customers.

We believe that we have benefited, and will continue to benefit, from our geographic location in Taiwan. Taiwan is currently the largest center for outsourced semiconductor manufacturing in the world and has a high concentration of electronics manufacturing service providers. Our close proximity to foundries and other providers of complementary semiconductor manufacturing services is attractive to our customers who wish to take advantage of the efficiencies of a total semiconductor manufacturing solution by outsourcing several stages of their manufacturing requirements. We believe that, as a result, we are well positioned to meet the advanced semiconductor engineering and manufacturing requirements of our customers.

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

The semiconductor industry is characterized by strong long-term growth, with periodic and sometimes severe cyclical downturns. The Semiconductor Industry Association reported that worldwide sales of semiconductors increased from approximately US$51 billion in 1990 to approximately US$291.6 billion in 2012. We believe that overall growth and cyclical fluctuations will continue over the long-term in the semiconductor industry.

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

Electronics manufacturing services are sought by companies in a wide range of industries including, among others, information, communications, consumer electronics, automotive electronics, medical treatment, industrial applications, aviation, navigation, national defense and transportation. Although affected by global economic fluctuations, we expect the electronics manufacturing services industry to continue to grow in the long-term and we have enhanced our presence in the industry through our acquisition of the controlling interest of Universal Scientific since 2010.

Outsourcing Trends in Semiconductor Manufacturing

Historically, semiconductor companies designed, manufactured, packaged and tested semiconductors primarily within their own facilities. However, there is a clear trend in the industry to outsource stages in the manufacturing process. Virtually every significant stage of the manufacturing process can be outsourced. Wafer foundry services, semiconductor packaging and testing services, and electronic manufacturing services are currently the largest segments of the independent semiconductor manufacturing services market.

The availability of technologically advanced independent manufacturing services has also enabled the growth of “fabless” semiconductor companies that focus on semiconductor design and marketing, while outsourcing their wafer fabrication, packaging and testing requirements to independent companies. We believe that the growth in the number and scale of fabless semiconductor companies that rely solely on independent companies to meet their manufacturing requirements will continue to be a driver of growth in the market for independent foundry, packaging and testing services. Similarly, the availability of technologically advanced independent manufacturing services has encouraged integrated device manufacturers, which had traditionally relied on in-house semiconductor manufacturing capacity, to increasingly outsource their manufacturing requirements to independent semiconductor manufacturing companies.

We believe the outsourcing of semiconductor manufacturing services will increase in the future for many reasons, including the following:

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

In recent years, semiconductor companies have significantly reduced their investment in in-house technology capacities. As a result, some semiconductor companies may have limited in-house expertise and capacity to accommodate large orders following a recovery in demand, particularly in the area of advanced technology. On the other hand, some semiconductor companies with in-house operations are under increasing pressure to rationalize these operations by relocating to locations with lower costs or better infrastructure, in order to lower manufacturing costs and shorten production cycle time. We expect semiconductor companies to increasingly outsource their requirements to take advantage of the advanced technology and scale of operations of independent packaging companies and electronic manufacturing services providers.

•
Increased Adoption of Copper Wire Bonding. With significant cost saving benefits over conventional gold wiring technology, semiconductor companies have been qualifying and converting volumes to copper wire based packages at a steady pace. Independent packaging companies have been more aggressive in building copper bonding capacity than integrated device manufacturers and have accumulated significantly more experience and acumen with regards to the new technology. Due to the inherent cost savings and comparable yield of copper and their lack of in-house capacity and experience, we believe that integrated device manufacturers will increase outsourcing of their manufacturing services for copper wire packages to independent packaging and testing companies.

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

The semiconductor industry in Taiwan has over the past decade made significant capital expenditures to expand capacity and technological capabilities. The ROC government has also provided tax incentives and research and development support, both directly and indirectly through support of research institutes and universities. As a result of investments made in recent years, Taiwan has achieved substantial market share in the outsourced semiconductor manufacturing industry. Furthermore, the growth of Taiwan’s electronics manufacturing industry, particularly in personal computer, mobile handset and digital camera design and manufacturing, has created substantial local demand for semiconductor.

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

4. Wafer Probe	Each individual die is electrically tested, or probed, for defects. Dies that fail this test are marked to be discarded.
5. Packaging (or Assembly)	Packaging, also called assembly, is the processing of bare semiconductors into finished semiconductors and serves to protect

Process	Description

the die and facilitate electrical connections and heat dissipation. The patterned silicon wafers received from our customers are diced by means of diamond saws into separate dies, also called chips. Basically each die is attached to a leadframe or a laminate (plastic or tape) substrate by epoxy resin. A leadframe is a miniature sheet of metal, generally made of copper and silver alloys, on which the pattern of input/output leads has been cut. On a laminate substrate, typically used in ball grid array, or BGA, packages, the leads take the shape of small bumps or balls. Leads on the leadframe or the substrate are connected by extremely fine gold or copper wires or bumps to the input/output terminals on the chips, through the use of automated machines known as “bonders.” Each chip is then encapsulated, generally in a plastic casing molded from a molding compound, with only the leads protruding from the finished casing, either from the edges of the package as in the case of the leadframe-based packages, or in the form of small bumps on a surface of the package as in the case of BGA or other substrate-based packages.

6. Final Test
Final testing is conducted to ensure that the packaged semiconductor meets performance specifications. Final testing involves using sophisticated testing equipment known as testers and customized software to electrically test a number of attributes of packaged semiconductors, including functionality, speed, predicted endurance and power consumption. The final testing of semiconductors is categorized by the functions of the semiconductors tested into logic/mixed-signal/RF/3D IC/discrete final testing and memory final testing. Memory final testing typically requires simpler test software but longer testing time per device tested.

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

Grow Our Advanced Packaging Services and Expand into the Legacy Packaging Market

We believe that an important factor in our ability to attract leading semiconductor companies as our customers has been our ability to fulfill demand for a broad range of packaging solutions on a large scale. We intend to continue to develop process and product technologies to meet the requirements of clients using our advanced packaging services. Our expertise in packaging technology has enabled us to develop advanced solutions such as flip-chip packaging, bump chip carrier packaging, stacked die packaging and fine-pitch wire bonding. We are continuously investing in research and development in response to and in anticipation of migrations in technology and intend to continue to acquire access to new technologies through strategic alliances and licensing arrangements.

We also intend to expand our legacy leadframe-based packaging product offerings and services. We believe that our clients will continue to outsource their legacy packaging requirements. To capitalize on this trend, we plan to continuously grow our legacy packaging production and discrete packaging businesses.

The increasing miniaturization of semiconductors and the growing complexity of interconnect technology have also resulted in the blurring of the traditional distinctions among assembly at different levels of integration: chip, module, board and system. We have provided module assembly services. In addition, our subsidiary Universal Scientific has provided us with access to process and product technologies at the levels of module, board and system assembly and testing, which helps us to better anticipate industry trends and take advantage of potential growth opportunities. We expect to combine our packaging, testing and materials technologies with the expertise of Universal Scientific at the systems level to develop our system-in-package (SiP) business.

Strategically Expand and Streamline Production Capacity

To capitalize on the growing demand for advanced and legacy packaging and testing services, we intend to strategically expand our production capacity, both through internal growth and selective acquisitions and joint ventures, with a focus on providing cost competitive and innovative packaging and testing services.

For our advanced packaging and testing businesses, we intend to invest in trends that are essential to the development of the industry. We plan to expand our capacity with respect to, but not limited to, 12-inch wafer process, bumping, FC-CSP and system-in-a-package products to meet demand for smaller form factors, higher performance and higher packaging density.

In addition, we intend to promote our copper wire solutions to our customers in addition to gold wire. Gold wire is a significant raw material for us. Gold prices, however, are subject to intense fluctuations and have in the past impacted our profitability. We believe that replacing gold wire in some of our packages with the copper wire technology will not only improve our profitability but will also enable us to provide more value to our customers by providing lower cost solutions, which could enhance our competitiveness and market share. We are currently the industry leader in terms of copper wire capacity. We thus plan to capitalize on the overall industry trend of copper conversion by maintaining our leadership and focusing on integrating copper wire into a wider range of traditional leadframe-based packages and higher end substrate-based packages.

We expect to focus our legacy packaging and testing on providing cost competitive services through better management of capacity utilization and efficiency improvements and offer our services on a large scale with the intention of driving more integrated device manufacturer outsourcing in the long-run.

We evaluate acquisition and joint venture opportunities on the basis of access to new markets and technology, the enhancement of our production capacity, economies of scale and management resources, and closer proximity to existing and potential customers. In 2008, we completed the acquisition of ASEWH, a company that also engages in semiconductor packaging and testing services. In February and August, 2010, we acquired an aggregate of 863,912,977 common shares of Universal Scientific through two tender offers, and we owned 99.2 % of its outstanding common shares as of March 31, 2013. Universal Scientific is an electronics manufacturing services company that provides integrated solutions for electronic manufacturing services in relation to computers, peripherals, communications, industrial, automotive, and storage and server applications. We intend to provide our customers with more value-added products through Universal Scientific. In addition, on August 2, 2010, we also completed the acquisition of 100.0% of EEMS Test Singapore from EEMS Asia Pte. Ltd., a subsidiary of EEMS Italia S.p.A. EEMS Test Singapore is a Singapore-based provider of test solutions for the semiconductor industry. On August 27, 2010, EEMS Test Singapore changed its name to ASE Singapore II Pte. Ltd., which was subsequently merged into ASE Singapore Pte. Ltd. on January 1, 2011. We also acquired Yang Ting in January 2012 to enhance our capacity to provide packaging and testing services on discrete products.

Continue to Leverage Our Presence in Key Centers of Semiconductor and Electronics Manufacturing

We intend to continue leveraging our presence in key centers of semiconductor and electronics manufacturing to further grow our business. We have significant packaging, testing and electronics manufacturing services operations in Taiwan, currently the largest center for outsourced semiconductor and electronics manufacturing in the world. This presence enables our engineers to work closely with our customers as well as foundries and other providers of complementary semiconductor and electronics manufacturing services early in the design process, enhances our responsiveness to the requirements of our customers and shortens production cycles. In addition, as a turnkey service provider, we are able to offer our products to our customers and complementary service providers within relatively close geographic proximity. Besides our current operations in Taiwan, we intend to expand our operations in our other subsidiaries.

We have primary operations in the following locations besides our locations in Taiwan:

•	PRC — a fast-growing market for semiconductor and electronics manufacturing in the world;

•	Korea — an important center for the manufacturing of memory and communications devices;

•	Malaysia and Singapore — a center for outsourced semiconductor manufacturing in Southeast Asia;

•	Silicon Valley in California — the preeminent center for semiconductor design, with a concentration of fabless customers; and

•	Japan — an emerging market for packaging and testing outsourcing services as Japanese integrated device manufacturers increasingly outsource their semiconductor manufacturing requirements.

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

Principal Products and Services

We offer a broad range of advanced and legacy semiconductor packaging and testing services. In addition, we have provided electronic manufacturing services since our acquisition of the controlling interest of Universal Scientific in February 2010. Our package types employ general either leadframes or substrates as interconnect materials. The semiconductors we package are used in a wide range of end-use applications, including communications, computing, consumer electronics, industrial, automotive and other applications. Our testing services include front-end engineering test, which is performed during and following the initial circuit design stage of the semiconductor manufacturing process, wafer probe, final testing and other related semiconductor testing services. We focus on packaging and testing semiconductors. We offer our customers turnkey services which consist of packaging, testing and direct shipment of semiconductors to end users designated by our customers. Our electronics manufacturing services are used in a wide range of end-use applications, including, but not limited to, computers, peripherals, communications, industrial applications, automotive electronics, and storage and server applications. In 2012, our revenues generated from packaging, testing and electronic manufacturing services accounted for 53.8%, 11.7% and 32.3% of our net revenues, respectively.

Packaging Services

We offer a broad range of package types to meet the requirements of our customers, with a focus on advanced packaging solutions. These include advanced packages such as flip-chip BGA, flip-chip CSP, aCSP (advanced chip scale packages) and IC wirebonding packages, including leadframe-based package types such as quad flat packages (QFP), thin quad flat packages (TQFP), bump chip carrier (BCC) and quad flat no-lead (QFN) packages, aQFN (advanced QFN) and package types based on substrates, such as Plastic BGA. Besides, we provide 3D chip packages, such as MAP POP (package on package) and aMAP POP (advanced, laser ablation type), which enable our customers to mount packages more easily. We also offer other forms of stacked die solutions in different package types, e.g., stacked die QFN, hybrid BGAs containing stacked wire bond and fc die. We are also developing the latest generation of stacked die packages based on TSV (Through Silicon Via) technology. Our first product has been a CMOS image sensor with TSV to minimize the form factor. In addition, to meet current trends towards low cost solutions, we provide copper wire bonding solutions which can be applied to current gold wire products. We believe we are among the leaders in such advanced packaging processes and technologies and are well positioned to lead the technology migration in the semiconductor packaging industry.

Advanced Packages. The semiconductor packaging industry has evolved to meet the requirements of high-performance electronics products. We believe that there will continue to be growing demand for packaging solutions with increased input/output density, smaller size and better heat dissipation characteristics. We assemble system-in-a-package (SiP) products, which involve the integration of more than one chip into the same package. In addition, we have focused on developing our capabilities in some advanced packaging solutions, such as aCSP (Wafer level chip scale package), flip-chip BGA, Heat-Spreader FCBGA, flip-chip CSP, Hybrid FCCSP (Flip-Chip + W/B), Flip-Chip PiP (Package in Package) and aS3™ (Advanced Single Sided Substrate, which is currently under development). Flip-chip BGA technology replaces wire bonding with wafer bumping for interconnections within the package. Wafer bumping involves the placing of tiny solder balls, instead of wires, on top of dies for connection to substrates. As compared with more traditional packages, which allow input/output connection only on the boundaries of the dies, flip-chip packages significantly enhance the input/output flow by allowing input/output connection over the entire surface of the dies.

Chip scale packages typically have an area no greater than 1.2 times of the silicon die. For wafer level package, the electrical connections are plated or printed directly onto the wafer itself, resulting in a package very close to the size of the silicon die. Wafer-level packages do not include an interposer so they are unlike substrate-based packages, where the die is usually mounted on an interposer which contains electrical connections in the form of small bumps or balls.

We provide numerous technologies to meet various customer demands. The following table sets forth our principal advanced packages.

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
A package technology which stacks a die on top of a probed good die to integrate ASIC and memory (flash, SRAM and DDR) into one package and interconnects them with wire bonding and molding. This technology suffers from known good die issues (i.e., one bad die will ruin the entire module). Rework is also not an option in hybrid packages.
Digital cameras, smartphones, bluetooth applications and personal digital assistants.
aS3	up to 300	Ultra-thin profile package which is excellent on middle pin count alternative solution; standard BT material and manufacturing equipment; and lower cost via on pad.	High I/O and short wire length package solution in high performance requirement.

IC Wirebonding. We provide IC wirebonding, including leadframe-based packages and substrate-based packages. Leadframe-based packages are packaged by connecting the die, using wire bonders, to the leadframe with gold wire or copper wire. As packaging technology improves, the number of leads per package increases. In addition, improvements in leadframe-based packages have reduced the footprint of the package on the circuit board and improved the electrical performance of the package. To have higher interconnected density and better electrical performance, semiconductor packages have evolved from leadframe-based packages to substrate-based packages. The key differences of these package types are: the size of the package; the density of electrical connections the package can support; flexibility at lower costs; the thermal and electrical characteristics of the package; and environmentally conscious designs. Substrate-based packages generally employ the BGA design. Whereas traditional leadframe technology places the electrical connection around the perimeter of the package, the BGA package type places the electrical connection at the bottom of the package surface in the form of small bumps or balls. These small bumps or balls are typically distributed evenly across the bottom surface of the package, allowing greater distance between individual leads and higher pin-counts. Our expertise in BGA packages also includes capabilities in stacked-die BGA, which assembles multiple dies into a single package.

3D packaging has recently received a lot of publicity because of the advent of TSV (Through Silicon Via) based chip stacking.  Chip stacking has been implemented for many years, albeit without TSVs.  Wire bond die is routinely stacked on leadframes as well as BGA substrates.  A more recent implementation is the stacking of packages as package on package (PoP) and the more specialized package in package (PiP).  ASE has advanced PoP by the invention of aMAPPoP which provides the package interconnects by exposing a molded in solder ball with a laser via.  Aside from being cost effective due to block molding, this PoP also has much lower warpage, greatly improving the stacking yield.

The following table sets forth our principal IC wirebonding packages.

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
Quad Flat Package (QFP)/Thin Quad Flat Package (TQFP)	44-256	Designed for advanced processors and controllers, application-specific integrated circuits and digital signal processors.
Multimedia applications, cellular phones, personal computers, automotive and industrial products, hard disk drives, communication boards such as ethernet, integrated services digital networks and notebook computers.

Quad Flat No-Lead Package (QFN)/ Microchip Carrier (MCC)	12-84	QFN, also known as MCC, uses half-encapsulation technology to expose the rear side of the die pad and the tiny fingers, which are used to connect the chip and bonding wire with printed circuit boards.	Cellular phones, wireless local access networks, personal digital assistant devices and digital cameras.
Bump Chip Carrier (BCC)	16-156	BCC packages use plating metal pads to connect with printed circuit boards, creating enhanced thermal and electrical performance.	Cellular phones, wireless local access networks, personal digital assistant devices and digital cameras.
Small Outline Plastic Package (SOP)/Thin Small Outline Plastic Package (TSOP)	8-56	Designed for memory devices including static random access memory, or SRAM, dynamic random access memory, or DRAM, fast static RAM, also called FSRAM, and flash memory devices.
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
This technology places one package on top of another to integrate different functionalities while maintaining a compact size. It offers procurement flexibility, low cost of ownership, better total system cost and faster time to market. Designers typically use the topmost package for memory applications and the bottommost package for ASICs. By using this technology, the memory known good die issue can be mitigated and the development cycle time and cost can be reduced.
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

The demand for higher performance semiconductors in smaller packages will continue to spur the development of advanced substrates that can support the advancement in circuit design and fabrication. As a result, we believe that the market for substrates will grow and the cost of substrates as a percentage of the total packaging process will increase. In the past, substrates we designed for our customers were produced by independent substrate manufacturers. Since 1997, we have been designing and producing a portion of our interconnect materials in-house. In 2012, our interconnect materials operations supplied approximately 29.8% of our consolidated substrate requirements by value.

The following table sets forth, for the periods indicated, the percentage of our packaging revenues accounted for by each principal type of packaging products or services.

	Year Ended December 31,
	2010	2011	2012
	(percentage of packaging revenues)
Advanced packaging(1)	16.3%	19.5%	23.6%
IC Wirebonding(2)	73.3	69.4	65.9
Discrete and other	10.4	11.1	10.5
Total	100.0%	100.0%	100.0%

(1)	Includes bumping, flip chip and chip scale package.

(2)	Includes leadframe-based packages such as QFP/TQFP, QFN/MCC and PLCC/PDIP and substrate-based packages, such as various BGA package types and LGA.

Testing Services

We provide a complete range of semiconductor testing services, including front-end engineering test, wafer probing, final testing of logic/mixed-signal/RF/3D IC/Discrete and other test-related services.

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

In recent years, complex, high-performance logic/mixed-signal/RF/3D IC semiconductors have accounted for an increasing portion of our testing revenues. As the testing of complex, high-performance semiconductors requires a large number of functions to be tested using more advanced testing equipment, these products generate higher revenues per unit of testing time, as measured in central processing unit seconds.

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

Logic/Mixed-signal/RF/3D IC/Discrete Final Testing.  We conduct final tests of a wide variety of logic/mixed-signal/RF/3D IC/discrete semiconductors, with the number of leads or bumps ranging from the single digits to over ten thousand and operating frequencies of over 10 Gbps for digital semiconductors and 6 GHz for radio frequency semiconductors, which are at the high end of the range for the industry. The products we test include semiconductors used for wired, wireless and mobile communications, home entertainment and personal computer applications, as well as a variety of consumer and application-specific integrated circuits for various specialized applications.

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

•
Module SiP Testing.  We provide module SiP testing through integrated bench solution or automatic test equipment to our customers with a complete solution with respect to wireless connectivity devices, global positioning system devices, personal navigation devices and digital video broadcasting devices.

•	Dry Pack. Process which involves heating semiconductors in order to remove moisture before packaging and shipping to customers.

•	Tape and Reel. Process which involves transferring semiconductors from a tray or tube into a tape-like carrier for shipment to customers.

Drop Shipment Services. We offer drop shipment services for shipment of semiconductors directly to end users designated by our customers. Drop shipment services are provided mostly in conjunction with logic/mixed-signal/RF/3D IC/discrete testing. We provide drop shipment services to a significant percentage of our testing customers. A substantial portion of our customers at each of our facilities have qualified these facilities for drop shipment services. Since drop shipment eliminates the additional step of inspection by the customer before shipment to the end user, quality of service is a key consideration. We believe that our ability to successfully execute our full range of services, including drop shipment services, is an important factor in maintaining existing customers as well as attracting new customers.

The following table sets forth, for the periods indicated, the percentage of our testing revenues accounted for by each type of testing service.

	Year Ended December 31,
	2010	2011	2012
	(percentage of testing revenues)
Testing Services:
Front-end engineering testing	2.2%	2.1%	2.3%
Wafer probing	13.8	12.6	17.2
Final testing	84.0	85.3	80.5
Total	100.0%	100.0%	100.0%

Electronic Manufacturing Services.  Since our acquisition of the controlling interest of Universal Scientific in February 2010, we also provide integrated solutions for electronics manufacturing services in relation to computers, peripherals, communications, industrial, automotive, and storage and server applications. The key products and services we offer to our customers, for instance, include:

•	Computers: motherboards for server & desktop PC; peripheral; port replicator; network attached storage; and technical services;

•	Communications: Wi-Fi; WiMAX; SiP and Hybrid SiP;

•	Consumer products: control boards for flat panel devices;

•	Automotive electronics: automotive electronic manufacturing services; car LED lighting; regulator/rectifier; and

•	Industrial products: point-of-sale systems; smart handheld devices.

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

Customers

Our five largest customers together accounted for approximately 26.0%, 26.8% and 31.2% of our net revenues in 2010, 2011 and 2012, respectively. No single customer accounted for more than 10% of our net revenues in 2010, 2011 and 2012.

We package and test for our customers a wide range of products with end-use applications in the communications, computing, and consumer electronics/industrial/automotive sectors. The following table sets forth a breakdown of the percentage of our net revenues generated from our packaging and testing services, for the periods indicated, by the principal end-use applications of the products which we packaged and tested.

	Year Ended December 31,
	2010	2011	2012
Communications	47.5%	52.3%	51.9%
Computing	16.9	14.2	12.2
Consumer electronics/industrial/automotive	35.2	33.0	35.5
Other	0.4	0.5	0.4
Total	100.0%	100.0%	100.0%

In addition, we have provided electronic manufacturing services since our acquisition of the controlling interest of Universal Scientific in February 2010. Our electronic manufacturing services provide a wide range of products with end-use applications. The following table sets forth a breakdown of the percentage of our net revenues generated from our electronic manufacturing services for the periods indicated by the principal end-use applications.

	Year Ended December 31,
	2010	2011	2012
Communications	34.7%	36.1%	36.8%
Computing	25.9	22.1	24.3
Consumer electronics	19.4	18.5	14.2
Industrial	12.5	13.4	15.5
Automotive	7.0	9.2	7.9
Other	0.5	0.7	1.3
Total	100.0%	100.0%	100.0%

We categorize our revenues geographically based on the country in which the customer is headquartered. The following table sets forth, for the periods indicated, the percentage breakdown by geographic regions of our revenues.

	Year Ended December 31,
	2010	2011	2012
America	55.9%	58.1%	61.4%
Taiwan	19.7	20.0	17.3
Asia	13.6	11.3	11.5
Europe	10.8	10.6	9.8
Total	100.0%	100.0%	100.0%

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

Pricing

We price our packaging services and electronic manufacturing services, taking into account the actual costs, with reference to prevailing market prices. We price our testing services primarily on the basis of the amount of time, measured in central processing unit seconds, taken by the automated testing equipment to execute the test programs specific to the products being tested, as well as the cost of the equipment, with reference to prevailing market prices. Prices for our packaging, testing and electronic manufacturing services are confirmed at the time orders are received from customers, which is typically several weeks before delivery.

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

We do not maintain large inventories of leadframes, substrates, gold wire or molding compound, but generally maintain sufficient stock of each principal raw material based on blanket orders and rolling forecasts of near-term requirements received from customers. In addition, several of our principal suppliers dedicate portions of their inventories as reserves to meet our production requirements. However, shortages in the supply of materials experienced by the semiconductor industry have in the past resulted in occasional price adjustments and delivery delays. For example, in the first half of 2000, the industry experienced a shortage in the supply of advanced substrates used in BGA packages, which, at the time, were only available from a limited number of suppliers located primarily in Japan. In addition, recent fluctuations in gold prices have affected the price at which we have been able to purchase our principal raw materials. In order to reduce the adverse impact caused by the price fluctuations of raw materials, we have developed substitute raw materials, such as copper, the cost of which is much cheaper than that of gold. However, we cannot guarantee that we will not experience shortages or price increase in the near future or that we will be able to obtain adequate supplies of raw materials in a timely manner and at a reasonable price or to develop any substitute raw materials. In the event of a shortage and/or price increase, we generally inform our customers and work together to accommodate changes in delivery schedules and/or the price increase of raw materials.

We produce substrates for use in our packaging operations. In 2012, our interconnect materials operations supplied approximately 29.8% of our consolidated substrate requirements by value. See “—Principal Products and Services—Packaging Services—Interconnect Materials.”

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

Testing

For the functional and burn-in testing of semiconductors, no other raw materials are needed. However, we often design and outsource manufacturing of test interface products such as load boards, probe cards and burn-in boards.

Electronic Manufacturing Services

Our manufacturing processes use many raw materials in our electronic manufacturing services. For 2012, the raw materials costs accounted for 78.4% of our net revenues from electronic manufacturing services. Our principal raw materials include, among others, printed circuit boards, integrated chips, ink, semiconductor devices, computer peripherals and related accessories and electronic components. Our principal raw materials varied in the past, depending on the end-use products we provided.

To ensure the quality, on-time delivery and pricing competitiveness, we have established both a standardized supplier assessment system and an evaluation mechanism, continued to maintain close working relationships with our suppliers and jointly created a stable and sustainable supply chain. In addition, we adjusted the procurement strategy in line with industry trends as well as the nature of raw materials and decentralized the sources of raw materials to lower the concentration risk of supply. However, we cannot assure you that we will not experience any shortage or price increase in the near future. See “Item 3. Key Information -Risk Factor - Our revenues and profitability may decline if we are unable to obtain adequate supplies of raw materials in a timely manner and at a reasonable price.”

Equipment

Packaging

The most important equipment used in the semiconductor packaging process is the wire bonder. Wire bonders connect the input/output terminals on the silicon die using extremely fine gold wire to leads on leadframes or substrates. Typically, a wire bonder may be used, with minor modifications, for the packaging of different products. We purchase our wire bonders principally from Kulicke & Soffa Industries Inc. and others. As of February 28, 2013, we operated an aggregate of 15,559 wire bonders, of which 15,314 were fine-pitch wire bonders. As of the same date, 31 of the wire bonders operated by us were consigned by customers. For the packaging of certain types of substrate-based packages, die bonders are used in place of wire bonders. We purchase our die bonders principally from Esec AG, ASM Assembly Automation Ltd. and Hitachi High Technologies Corporation. The number of bonders at a given facility is commonly used as a measure of the packaging capacity of the facility. In addition to bonders, we maintain a variety of other types of packaging equipment, such as wafer grind, wafer mount, wafer saw, automated molding machines, laser markers, solder plate, pad printers, dejunkers, trimmers, formers, substrate saws and scanners. We purchase our molding machines principally from ASM Assembly Automation Ltd., Towa Corporation and Fico B.V.

Testing

Testing equipment is the most capital intensive component of the testing process. We generally seek to purchase testers from different suppliers with similar functionality and the ability to test a variety of different semiconductors. We purchase testers from major international manufacturers, including Advantest Ltd., Teradyne, Inc., LTX-Credence Corporation, Seiko Epson and Tokyo Electron Limited. Upon acquisition of new testers, we install, configure, calibrate, perform burn-in diagnostic tests on and establish parameters for the testers based on the anticipated requirements of existing and potential customers and considerations relating to market trends. As of February 28, 2013, we operated an aggregate of 2,907 testers, of which 700 were consigned by customers and 90 were leased under operating leases. In addition to testers, we maintain a variety of other types of testing equipment, such as automated handlers and probers (special handlers for wafer probing), scanners, reformers and computer workstations for use in software development. Each tester may be attached to a handler or prober. Handlers attach to testers and transport individual packaged semiconductor to the tester interface. Probers similarly attach to the tester and align each individual die on a wafer with the interface to the tester.

For the majority of our testing equipment, we often base our purchases on prior discussions with our customers about their forecast requirements. The balance consists of testing equipment on consignment from customers and which are dedicated exclusively to the testing of these customers’ specific products.

Test programs, which are the softwares that drive the testing of specific semiconductors, are written for a specific testing platform. We sometimes perform test program conversions that enable us to test semiconductors on multiple test platforms. This portability between testers enables us to allocate semiconductors tested across our available test capabilities and thereby improve capacity utilization rates. In cases where a customer requires the testing of a semiconductor product that is not yet fully developed, the customer may provide computer workstations to us to test specific functions. In cases where a customer has specified testing equipment that was not widely applicable to other products which we test, we have required the customer to furnish the equipment on a consignment basis.

Electronic Manufacturing Services

The SMT (Surface Mount Technology) assembly line is the key facility of our electronic manufacturing operations, and generally includes a printer and one or two high-speed mounters and/or a multi-function mounter. The SMT assembly process primarily consists of the following three manufacturing steps: (i) solder paste stencil printing, (ii) component placement and (iii) solder reflow. High-speed SMT assembly systems offer both economical and technical advantages which may reduce both production cost and time while meeting quality requirements. Thus, SMT has become the most popular assembly method for sophisticated electronic devices. We had 116 SMT lines as of February 28, 2013.

Intellectual Property

As of February 28, 2013, we held 1,916 Taiwan patents, 791 U.S. patents, 725 PRC patents and 12 patents in other countries related to various semiconductor packaging technologies and invention, utility and design on our electronic manufacturing services. In addition, we also filed several trademarks applications in Taiwan, the United States, China and European Union. For example, “ASE”, “aCSP”, “ a_EASI”, “a-fcCSP”, “aQFN” “a-QFN”, “a-TiV”, “iSiP” and “iWLP” have been registered in Taiwan.

We have also entered into various non-exclusive technology license agreements with other companies involved in the semiconductor manufacturing process, including Tessera Inc., Fujitsu Limited, Flip Chip International, L.L.C., Mitsui High-Tec, Inc., Infineon Technologies AG, Siliconware Precision Industries Co., Ltd., and STATS Chippac Ltd. The technology we license from these companies includes solder bumping, redistribution, ultra CSP assembly, advanced QFN assembly, wafer level packaging and other technologies used in the production of package types, such as BCC, flip-chip BGA, film BGA, aQFN, Package-in-Package (PiP) and chip embedding. The license agreement with Tessera Inc. will not expire until the expiration of the Tessera Inc. patents licensed by the agreement. For information regarding our intellectual property dispute with Tessera Inc., see “Item 8. Financial Information—Legal Proceedings.” Our license agreements with Flip Chip International, L.L.C. and Siliconware Precision Industries Co., Ltd. will not expire until the expiration of the patents licensed by the agreement. Our one license agreement with Infineon Technologies AG will expire on November 5, 2017, and another license agreement with Infineon Technologies AG will remain effect until expiration of the Infineon's patents licensed by the agreement.  Our license agreement with Mitsui High-Tec, Inc. expired on June 24, 2012, and our license agreement with Fujitsu Limited renews automatically each year unless the parties to the agreement agree otherwise. Our license agreement with STATS Chippac Ltd. will expire on December 31, 2016.

Our success depends in part on our ability to obtain, maintain and protect our patents, licenses and other intellectual property rights, including rights under our license agreements with third parties.

Quality Control

We believe that our advanced process technology and reputation for high quality and reliable services have been important factors in attracting and retaining leading international semiconductor companies as customers for our services and/or products. We maintain a quality control staff at each of our facilities. Our quality control staff typically includes engineers, technicians and other employees who monitor the processes in order to ensure high quality. Our quality assurance systems impose strict process controls, statistical in-line monitors, supplier control, data review and management, quality controls and corrective action systems. Our quality control employees operate quality control stations along production lines, monitor clean room environments and follow up on quality through outgoing product inspection and interaction with customer service staff. We have established quality control systems which are designed to ensure high quality products/service to customers, high testing reliability and high production yields at our facilities. We also have established an environmental management system in order to ensure that we can comply with the environmental standards of our customers and the countries within which they operate. See “—Raw Materials and Suppliers—Packaging.” In addition, our facilities have been qualified by all of our major customers after satisfying stringent quality standards prescribed by these customers.

Our packaging and testing operations are undertaken in clean rooms where air purity, temperature and humidity are controlled. To ensure stability and integrity of our operations, we maintain clean rooms at our facilities that meet U.S. Federal Standard 209E class 1,000, 10,000 and 100,000 standards.

ISE Labs’s testing facilities in Fremont, California, are considered suitably equipped by the Defense Logistics Agency to perform the MIL-STD-833 tests on monolithic microcircuits in accordance with the requirements of military specification MIL-PRF-38535.

We have also obtained many certifications on our packaging, testing and interconnect materials facilities. Some of these certifications are required by some semiconductor manufacturers as a threshold indicator of company’s quality control standards or needed by many countries in connection with sales of industrial products. The table below sets forth the certifications we have for our packaging, testing and interconnect materials.

Location	ISO/TS 16949(1)	ISO 9001(2)	ISO 14001(3)	ISO 17025(4)	ISO 14064-1(5)	IECQ HSPM QC080000(6)	Sony Green(7)	OHSAS 18001(8)	TOSHMS and SA8000(9)
Taiwan	3	3	3	3	3	3	3	3	3
Shanghai, PRC	3	3	3		3	3	3	3
Suzhou/Kunshan/Weihai, PRC	3	3	3			3	3	3
Korea	3	3	3			3	3	3
Japan	3	3	3			3	3
Malaysia	3	3	3			3	3
Singapore	3	3	3				3	3
California		3	3	3

(1)
ISO/TS16949 standards were originally created by the International Automotive Task Force in conjunction with the International Standards Organization, or ISO. These standards provide for continuous improvement with an emphasis on the prevention of defects and reduction of variation and waste in the supply chain.

(2)
ISO 9001 quality standards, set by the ISO, are related to quality management systems and designed to help organizations ensure that they meet the needs of customers and other stakeholders while meeting statutory and regulatory requirements related to the product.

(3)	ISO 14001 sets out the criteria for an environmental management system. It can be used by any organization that wants to improve resource efficiency, reduce waste and drive down costs.

(4)	ISO 17025 is the main ISO standard used by testing and calibration laboratories.

(5)
ISO 14064-1 standard is part of the ISO 14000 series of International Standards for environmental management. The ISO 14064 standard provides governments, businesses, regions and other organizations with a complementary set of tools for programs to quantify, monitor, report and verify greenhouse gas emissions.

(6)	IECQ HSPM QC080000 is a certification designed to manage, reduce and eliminate hazardous substances.

(7)	“Sony Green Partner” indicates our compliance with the “Sony Green Package” standard requirements.

(8)
OHSAS 18001 is a set of standards designed upon collaboration with occupational health and safety experts and now offered by many certification organizations as an indication of compliance with certain standards for occupational health and safety.

(9)	Taiwan Occupational and Health Management System, or TOSHMS, and SA8000, is the most widely recognized global standard for managing human rights in the workspace.

Since our acquisition of the controlling interest of Universal Scientific in February 2010, we began providing electronics manufacturing services, for which we also have strict process controls. The table below sets forth the certifications we have obtained for our electronics manufacturing services facilities.

Location	ISO/TS 16949	ISO 9001	ISO 14001	ISO 14064-1	IECQ QC 080000	TL 9000(1)	OHSAS 18001
Taiwan	3	3	3	3	3		3
Shenzhen, PRC	3	3	3	3	3	3	3
Shanghai, PRC	3	3	3	3	3	3	3
Kunshan, PRC		3	3		3		3
Mexico	3	3	3		3

(1)	TL 9000 quality management system sets forth the supply chain quality requirements of the global communications industry.

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

In addition, we have provided electronic manufacturing services since our acquisition of the controlling interest of Universal Scientific in February 2010. We face significant competition from other electronics manufacturing services providers, such as Hon Hai Precision Ind. Co., Ltd, with comprehensive integration, wide geographic coverage and large production capabilities that enable them to achieve economies of scale. We believe, however, that we can still achieve satisfactory performance in the market given that we have been able to provide products with high quality and we are capable of designing new products by cooperating with our customers.

Environmental Matters

Our operations of packaging, interconnect materials and electronic manufacturing services generate environmental wastes, including gaseous chemical, liquid and solid industrial wastes. We have installed various types of anti-pollution equipment for the treatment of liquid and gaseous chemical waste generated at our facilities. We believe that we have adopted adequate anti-pollution measures for the effective maintenance of environmental protection standards that are consistent with the industry practice in the countries in which our facilities are located. In addition, we think we are in compliance in all material respects with present environmental laws and regulations applicable to our operations and facilities.

Insurance

We have insurance policies covering property damage and damage to our production facilities, buildings and machinery. In addition, we have insurance policies covering our public and product liabilities. Significant damage to any of our production facilities would have a material adverse effect on our results of operations.

We are not insured against the loss of key personnel.

ORGANIZATIONAL STRUCTURE

The following chart illustrates our corporate structure including our principal manufacturing subsidiaries as of March 31, 2013. The following chart does not include wholly-owned intermediate holding companies, internal trading companies and those companies without active operations.

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

ISE Labs

ISE Labs is our wholly-owned subsidiary. It is a semiconductor company specializing in front-end engineering testing that is incorporated in the United States and has its principal facilities located in Fremont, California. We acquired 70.0% of the outstanding shares of ISE Labs in 1999 through ASE Test, and increased our holding to 100.0% through purchases made in 2000 and 2002.

ASE Singapore Pte. Ltd.

ASE Singapore Pte. Ltd., our wholly-owned subsidiary, is incorporated in Singapore and provides packaging and testing services. We acquired ASE Singapore Pte. Ltd., which was wholly-owned by ISE Lab, through our acquisition of ISE Lab in 1999. In January 2011, ASE Singapore II Pte. Ltd. (formerly, EEMS Test Singapore) merged into ASE Singapore Pte. Ltd. after we acquired ASE Singapore II Pte. Ltd. in August 2010. See “Item 4 – History and Development of the Company – Acquisition of EEMS Test Singapore.”

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

ASE Chung Li and ASE Korea

In July 1999, we purchased Motorola’s Semiconductor Products Sector operations in Chung Li, Taiwan and Paju, South Korea for the packaging and testing of semiconductors, thereby forming ASE Chung Li and ASE Korea. In August 2004, we acquired the remaining outstanding shares of ASE Chung Li that we did not already own and merged ASE Chung Li into us.

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

ASESH AT

We acquired 100.0% of GAPT, now known as ASESH AT, in January 2007 for a purchase price of US$60.0 million. ASESH AT is a PRC company based in Shanghai, China that provides packaging and testing services for a wide range of semiconductors.

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

Universal Scientific Group

Universal Scientific is incorporated in ROC and provides electronic manufacturing services in relation to computers, consumer electronics, communications, industrial and automotive. Its subsidiaries include, among others, Universal Scientific Shanghai, Universal Global Scientific Industrial Co. Ltd, or UGTW, Universal Electronics (Shenzhen) Co. Ltd., or USISZ, Universal Global Technology (Kunshan) Co. Ltd., or UGKS, and Universal Scientific Industrial De Mexico S.A. DE C.V., or USI Mexico.

We purchased 22.6% of the outstanding shares of Universal Scientific in 1999. We subsequently increased our holding to 23.3% in 2000. As of December 31, 2009, we held approximately 18.1% of Universal Scientific’s outstanding equity shares, which allowed us to exercise significant influence over Universal Scientific and therefore accounted for this investment by the equity method.

In February 2010, we, along with our two subsidiaries, J&R Holding Limited and ASE Test, through a cash and stock tender offer, acquired 641,669,316 common shares of Universal Scientific at NT$21 per share, amounting to NT$13,475.1 million in total, resulting in our controlling ownership over Universal Scientific. As a result, Universal Scientific became our subsidiary. The shares of Universal Scientific were delisted from the Taiwan Stock Exchange on June 17, 2010, which were previously listed under the symbol “2350”. In August 2010, we acquired additional 222,243,661 shares of Universal Scientific through another tender offer at NT$21 per share, amounting to NT$4,667.1 million in total. We owned 99.2% of the outstanding common shares of Universal Scientific as of March 31, 2013.

In February 2012, Universal Scientific Shanghai completed its IPO on the Shanghai Stock Exchange. Total proceeds from the IPO was approximately RMB 811.7 million (US$130.3 million) prior to deducting underwriting discounts and commissions. As of March 31, 2013, we indirectly held 88.6% of the total outstanding shares of Universal Scientific Shanghai through our subsidiaries Universal Scientific and ASE Shanghai.

PROPERTY, PLANTS AND EQUIPMENT

We operate a number of packaging, testing and electronic manufacturing facilities in Asia and the United States. Our facilities provide varying types or levels of services with respect to different end-product focus, customers, technologies and geographic locations. With our diverse facilities we are able to tailor our packaging, testing and electronic manufacturing solutions closely to our customers’ needs. The following table sets forth the location, commencement of operation, primary use, approximate floor space and ownership of our principal facilities as of February 28, 2013.

Facility	Location	Commencement of Operation	Primary Use	Approximate Floor Space (in sq. ft.)	Owned or Leased
ASE Inc.	Kaohsiung, ROC	March 1984	Our primary packaging facility, which offers complete semiconductor manufacturing solutions in conjunction with ASE Test Taiwan and foundries located in Taiwan. Focuses primarily on advanced packaging services, including flip-chip, wafer bumping and fine-pitch wire bonding.	3,946,000	Land: leased Buildings: owned and leased
	Chung Li, ROC	Acquired in July 1999	An integrated packaging and testing facility that specializes in semiconductors for communications and consumer applications.	1,842,000	Land and buildings: owned
	Nantou, ROC	April 2011	Our facility that provides packaging services.	110,000	Land and buildings: leased
ASE Test Taiwan	Kaohsiung, ROC	Acquired in April 1990	Our primary testing facilities, which offer complete semiconductor manufacturing solutions in conjunction with ASE	864,000	Land: leased Buildings: owned and

Facility	Location	Commencement of Operation	Primary Use	Approximate Floor Space (in sq. ft.)	Owned or Leased

Inc.’s facility in Kaohsiung and foundries located in Taiwan. Focuses primarily on advanced logic/mixed-signal/RF/3D IC testing for integrated device manufacturers, fabless design companies and system companies.
					leased
	Chung Li, ROC	October 2001	Our primary wafer probing testing facilities.	62,000	Land and building: leased
ASE Test Malaysia	Penang, Malaysia	February 1991	An integrated packaging and testing facility that focuses primarily on the requirements of integrated device manufacturers.	828,000	Land: leased Buildings: owned
ASE Korea	Paju, Korea	Acquired in July 1999	An integrated packaging and testing facility that specializes in semiconductors for radio frequency, sensor and automotive applications.	810,000	Land and buildings: owned
ISE Labs	California, USA Texas, USA	Acquired in May 1999	Front-end engineering and final testing facilities located in northern California in close proximity to some of the world’s largest fabless design companies. Testing facilities located in close proximity to integrated device manufacturers and fabless companies in Texas.	96,000	Land and buildings: owned and leased
ASE Singapore	Singapore	Acquired in May 1999	An integrated packaging and testing facility that specializes in semiconductors for communication, computers and consumer applications.	282,000	Land: leased Buildings: owned and leased
ASE Shanghai	Shanghai, China	June 2004	Design and production of semiconductor packaging materials.	1,431,000	Land: leased Buildings: owned
ASE Japan	Takahata and Chiba, Japan	Acquired in May 2004	An integrated packaging and testing facility that specializes in semiconductors for cellular phone, household appliance and automotive applications.	415,000	Land and buildings: leased

Facility	Location	Commencement of Operation	Primary Use	Approximate Floor Space (in sq. ft.)	Owned or Leased
ASE Electronics	Kaohsiung, ROC	August 2006	Facilities for the design and production of interconnect materials such as substrates used in the packaging of semiconductors.	450,000	Land: leased Buildings: owned
ASESH AT	Shanghai, China	Acquired in January 2007	An integrated packaging and testing facility that specializes in semiconductors for communications and consumer applications.	909,000	Land: leased Buildings: owned
ASEN	Suzhou, China	Acquired in September 2007	An integrated packaging and testing facility that specializes in communication applications.	433,000	Land: leased Buildings: owned
ASEWH	Shandong, China	Acquired in May 2008	An integrated packaging and testing facility that specializes in semiconductors for communications, computing and consumer applications.	446,000	Land: leased Buildings: owned
ASEKS	Kunshan, China	July 2010	An integrated packaging and testing facility that specializes in semiconductors for communications and consumer applications.	1,489,000	Land: leased Buildings: owned
Yang Ting	Taichung, ROC	Acquired in January 2012	An integrated packaging and testing facility that specializes on computing applications.	161,000	Land: Leased Buildings: owned
Universal Scientific	Nantou, ROC	Acquired in February 2010	The parent company of Universal Scientific Group, engages in research and development activities for various electronic products and components.	1,009,000	Land: owned Buildings: owned
USI Mexico	Guadalajara, Mexico	Acquired in February 2010	Manufacturing site, which offer Motherboard manufacture and system assembly.	164,000	Land: owned Buildings: owned
USISZ	Shenzhen, China	Acquired in February 2010	Manufacturing site, design, manufacture and marketing of motherboards, electronic components, accessories and related products in China.	611,000	Land: leased Buildings: owned
Universal Scientific	Shanghai, China	Acquired in	Manufacturing site, design, manufacture and marketing	680,000	Land: leased

Facility	Location	Commencement of Operation	Primary Use	Approximate Floor Space (in sq. ft.)	Owned or Leased
Shanghai		February 2010	marketing of motherboards, electronic components, accessories and related products in China.		Buildings: owned and leased
UGKS	Kunshan, China	August 2011	Manufacturing site, design, manufacture and marketing of motherboards, electronic components, accessories and related products in China.	388,000	Land: leased Buildings: leased
UGTW	Nantou, ROC	February 2010	Design, manufacture and marketing of electronic components, accessories and related products.	383,000	Buildings: leased

Our major leased property in Kaohsiung consists primarily of leases of land in the Kaohsiung Nantze Export Processing Zone between ASE Inc. and ASE Test Taiwan, as the lessees, and the Export Processing Zones Administration, or the EPZA, under the Ministry of Economic Affairs. The leases have ten-year terms that will expire in January 2023. No sublease or lending of the land is allowed. The EPZA has the right to adjust the rental price in the event the government revalues the land. The leases are typically renewable with three-month notice prior to the termination date.

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

Overview

We offer a broad range of semiconductor packaging, testing services and we also offer electronic manufacturing services since our acquisition of the controlling interest of Universal Scientific in February 2010. In addition to offering each service separately, we also offer turnkey services, which consist of the integrated packaging, testing and direct shipment of semiconductors to end users designated by our customers and solution-based proactive original design manufacturing, or ODM, with our customers. In addition, we started generating revenues from our real estate business since 2010. Our net revenues changed from NT$188,742.8 million in 2010 and NT$185,347.2 million in 2011 to NT$193,972.4 million (US$6,677.2 million) in 2012.

Discussed below are several factors that have had a significant influence on our financial results in recent years.

Pricing and Revenue Mix

We price our services taking into account the actual costs involved in providing these services, with reference to prevailing market prices. The majority of our prices and revenues are denominated in U.S. dollars. Any significant fluctuation in the exchange rates, especially between NT dollars and U.S. dollars will affect our costs and, in turn, our revenues.

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

Declines in average selling prices have been partially offset historically by changes in our revenue mix, and typically the selling price is largely dependable on the complexity of the services. In particular, revenues derived from packaging more advanced package types, such as flip-chip BGA, higher density packages with finer lead-to-lead spacing, or pitch, and testing of more complex, high-performance semiconductors have increased as a percentage of total revenues. We intend to continue to focus on packaging more advanced package types, such as bumping and flip-chip BGA, developing and offering new technologies in packaging and testing services and expanding our capacity to achieve economies of scale, as well as improving production efficiencies for older technologies, in order to mitigate the effects of declining average selling prices on our profitability.

Our profitability for a specific package type does not depend linearly on its average selling price. Some of our more traditional package types, which typically have low average selling prices, may well command steadier and sometimes higher margins than more advanced package types with higher average selling prices.

High Fixed Costs

Our operations, in particular our testing operations, are characterized by relatively high fixed costs. We expect to continue to incur substantial depreciation and other expenses especially from our acquisitions of packaging and testing equipment and facilities. Our profitability depends in part not only on absolute pricing levels for our products/services, but also on utilization rates on equipment, commonly referred to as “capacity utilization rates.” In particular, increases or decreases in our capacity utilization rates could have a significant effect on gross margins since the unit cost of our products and/or services generally decreases as fixed costs are allocated over a larger number of units. The capacity utilization rates of the machinery and equipment installed at our production facilities typically depend on factors such as the volume and variety of products, the efficiency of our operations in terms of the loading and adjustment of machinery and equipment for different products, the complexity of the different products to be packaged or tested, the amount of time set aside for the maintenance and repair of the machinery and equipment, and the experience and schedule of work shifts of operators.

In 2010, 2011 and 2012, our depreciation, amortization and rental expense included in cost of revenues as a percentage of net revenues was 9.9%,11.6% and 11.4%, respectively. The decrease in depreciation, amortization and rental expense as a percentage of net revenues in 2012 compared to 2011 was primarily a result of an increase in our revenues. We begin depreciating our equipment when the machinery is placed into service. There may sometimes be a time lag between when our equipment is available for use and when it achieves high levels of utilization. In periods of depressed industry conditions, such as the fourth quarter of 2008, we experienced lower than expected demand from customers, resulting in an increase in depreciation relative to net revenues. In particular, the capacity utilization rates for our testing equipment are more severely affected during an industry downturn as a result of a decrease in outsourcing demand from integrated device manufacturers, which typically maintain larger in-house testing capacity than in-house packaging capacity.

In addition to purchasing testers, we also lease a portion of our testers, which we believe allows us to better manage our capacity utilization rates and cash flow. Since testers operated under operating leases can be replaced with more advanced testers upon the expiration of the lease, we believe that these operating leases have enabled us to improve our capacity utilization rates by allowing us to better align our capacity with changes in equipment technology and the needs of our customers. For more information about our testers, including the number of testers under lease, see “Item 4. Information on the Company—Business Overview—Equipment—Testing.”

Raw Material Costs

Substantially all of our raw material costs are accounted for by packaging, the production of interconnect materials and electronic manufacturing services. In particular, our electronic manufacturing services acquired in 2010 require more significant demand of raw materials than our packaging and the production of interconnect materials. In 2010, 2011 and 2012, raw material cost as a percentage of our net revenues was 46.9%, 46.8% and 45.3%, respectively.

We have developed copper wire to gradually replace gold wire in the packaging processes in order to benefit from the lower material cost of copper. However, gold wire is still one of the principal raw materials we use in our packaging processes, and the recent volatility in the price of gold has affected our cost of revenues. In 2012, the spot rate for gold fluctuated from approximately US$1,538 per ounce to approximately US$1,792 per ounce according to the statistics published by The London Bullion Market Association. It may be difficult for us to adjust our average selling prices to account for fluctuations in the price of gold. We expect that gold wire will continue to be an important raw material for us and we therefore expect to continue to be subject to significant fluctuations in the price of gold.

Significant Acquisitions

In February 2010, we, along with our two subsidiaries, J&R Holding Limited and ASE Test, through a cash and stock tender offer, acquired 641,669,316 common shares of Universal Scientific at NT$21 per share, amounting to NT$13,475.1 million in total, resulting in our controlled ownership over Universal Scientific. As a result, Universal Scientific became our subsidiary. In August 2010, we acquired additional 222,243,661 shares of Universal Scientific through another tender offer at NT$21 per share, amounting to NT$4,667.1 million in total. We owned 99.2% of the outstanding common shares of Universal Scientific as of March 31, 2013. See “Item 4. Information on the Company—History and Development of the Company—Acquisition of Shares of Universal Scientific.”

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

On May 14, 2009, the Financial Supervisory Commission of the ROC, or the FSC, announced the “Framework for Adoption of IFRS by Companies in the ROC.” In this framework, starting on January 1, 2013, companies with shares listed on the Taiwan Stock Exchange or traded on the Taiwan GreTai Securities Market or Emerging Stock Market should prepare their financial statements in accordance with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and the IFRS, International Accounting Standards, and the Interpretations as well as related guidance translated by the Accounting Research and Development Foundation and issued by the

FSC. See “Item 3. Risk Factors— Our adoption of International Financial Reporting Standards (“IFRS”), effective January 1, 2013, as required by the ROC FSC may adversely affect our financial statements thereafter.”

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

A sales discount and return allowance is recognized in the period during which the sale is recognized, and is estimated based on historical experience, the management’s judgment and relevant factors.

Impairment of Accounts Receivable. We periodically record a provision for doubtful accounts based on our evaluation of the collectibility of our accounts receivable. The total amount of this provision is determined by us as specified under ROC SFAS No. 34, “Financial Instruments: Recognition and Measurement.” We first assess whether objective evidence of impairment exists individually in each customer for account receivable, then includes in a group basis with historical collective experience and similar credit risk characteristics and collectively assess them for impairment. As of December 31, 2010, 2011 and 2012, the allowance we set aside for doubtful accounts was NT$134.0 million, NT$128.9 million and NT$80.1 million (US$2.8 million), respectively. Additional allowances may be required in the future if the financial condition of our customers or general economic conditions further deteriorate, and this additional allowance would reduce our net income.

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

In accordance with U.S. GAAP, long-lived assets held and used by us are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed by comparing undiscounted net cash flows of an asset or asset groups against its or their carrying amount. If the recoverability test indicates that an impairment has occurred, the impairment loss is the amount of the asset’s carrying amount in excess of the related fair value.

In 2010, 2011 and 2012, we recognized impairment losses of NT$169.9 million, NT$234.3 million and NT$53.2 million (US$1.8 million), respectively, on property, plant and equipment, and NT$37.1 million, NT$81.5 million and NT$20.3 million (US$0.7 million) on idle assets, respectively. See note 13 and note 15 to our consolidated financial statements included in this annual report.

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

Goodwill. Goodwill is evaluated for impairment at least annually and we test for impairment between annual tests if an event occurs or circumstances change that would indicate that the carrying amount may be impaired. Goodwill is evaluated for impairment by comparing the carrying value of the cash-generating unit to which the goodwill has been allocated to its recoverable amount. Recoverable amount is defined as the higher of a cash-generating unit’s fair value less costs to sell or its “value in use,” which is defined as the present value of the expected future cash flows generated by the assets. In conducting the future cash flow valuation, we make assumptions about future operating cash flows, the discount rate used to determine present value of future cash flows, and capital expenditures. Future operating cash flows assumptions include sales growth assumptions, which are based on our historical trends and industry trends, and gross margin and operating expense growth assumptions, which are based on the historical relationship of those measures compared to sales and certain cost cutting initiatives. An impairment charge is incurred to the extent the carrying value exceeds the recoverable amount. As of December 31, 2012, we had goodwill of NT$10,306.8 million (US$354.8 million) and NT$10,181.1 million (US$350.5 million) under ROC GAAP and U.S. GAAP, respectively. We did not recognize any impairment loss in 2012. Our conclusion could, however, change in the future if actual results differ from our estimates and judgments under different assumptions and conditions.

Valuation of Long-term Investments. We hold long-term investments in public and non-public entities. We evaluate these long-term investments periodically for impairment based on market prices, if available, the financial condition of the investee company, economic conditions in the industry, and our intent and ability to hold the investment for a long period of time. These assessments usually require a significant amount of judgment, as a significant decline in the market price may be a short-term drop and may not be the best indicator of impairment. Whenever triggering events or changes in circumstances indicate that an investment may be impaired and carrying value may not be recoverable, we measure the impairment based on the market prices, if available, or the projected future cash flow of the investments, the underlying assumptions for which had been formulated by such investments internal management team, taking into account sales growth and capacity utilization. Under U.S. GAAP, we evaluate long-term investments using the above-mentioned criteria and, to the extent any decline in the value of a long-term investment is determined to be other than temporary, an impairment charge is recorded in the current period. Under ROC GAAP, we use similar method to determine the impairment charge recorded in the current period but there is no such term called “other-than-temporary-impairment” under ROC GAAP. Several of the long-term investments held by us are recognized as the equity method investments, financial assets carried at cost or available-for-sale financial assets. Any significant decline in the investments or financial assets could affect the value of the long-term investment and an impairment charge may occur. In 2010, 2011 and 2012, we recognized impairment losses of NT$44.4 million, NT$93.4 million and NT$23.7 million (US$0.8 million), respectively, on our investments. See note 6, 11 and 12 to our consolidated financial statements included in this annual report.

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

	Year Ended December 31,
	2010	2011	2012
	(percentage of net revenues)
ROC GAAP:
Net revenues	100.0%	100.0%	100.0%
Packaging	53.5	55.4	53.8
Testing	11.6	11.8	11.7
Electronic manufacturing services	31.6	31.2	32.3
Others	3.3	1.6	2.2
Cost of revenues	(78.5)	(81.1)	(81.1)
Gross profit	21.5	18.9	18.9
Operating expenses	(8.7)	(9.8)	(9.7)
Income from operations	12.8	9.1	9.2
Non-operating income (expense), net	(0.7)	0.1	(0.6)
Income before income tax	12.1	9.2	8.6
Income tax expense	(1.9)	(1.6)	(1.6)
Net income	10.2%	7.6%	7.0%
Attributable to Net income of parent company’s shareholders	9.7%	7.4%	6.8%
Minority interest in net income of subsidiaries	0.5	0.2	0.2
	10.2%	7.6%	7.0%

The following table sets forth, for the periods indicated, the gross margins for our packaging, testing services and electronic manufacturing services and our total gross margin. Gross margin is calculated by dividing gross profits by net revenues.

	Year Ended December 31,
	2010	2011	2012
	(percentage of net revenues)
ROC GAAP:
Gross profit
Packaging	21.1%	19.7%	19.0%
Testing	37.6%	31.8%	33.6%
Electronic manufacturing services	10.9%	11.0%	11.6%
Overall	21.5%	18.9%	18.9%

The following table sets forth, for the periods indicated, a breakdown of our total cost of revenues and operating expenses, expressed as a percentage of net revenues.

	Year Ended December 31,
	2010	2011	2012
	(percentage of net revenues)
ROC GAAP:
Cost of revenues
Raw materials	46.9%	46.8%	45.3%
Labor	10.8	12.1	12.8
Depreciation, amortization and rental expense	9.9	11.6	11.4
Others	10.9	10.6	11.6
Total cost of revenues	78.5%	81.1%	81.1%

	Year Ended December 31,
	2010	2011	2012
	(percentage of net revenues)
Operating expenses
Selling	1.5%	1.5%	1.4%
General and administrative	3.9	4.5	4.2
Research and development	3.3	3.8	4.1
Total operating expenses	8.7%	9.8%	9.7%

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Net Revenues. Net revenues increased 4.7% to NT$193,972.4 million (US$6,677.2 million) in 2012 from NT$185,347.2 million in 2011, primarily due to an increase in revenues from our EMS businesses. Packaging revenues increased 1.6% to NT$104,298.3 million (US$3,590.3 million) in 2012 from NT$102,677.3 million in 2011. Testing revenues increased 3.3% to NT$22,657.0 million (US$779.9 million) in 2012 from NT$21,932.2 million in 2011. Revenues from our electronic manufacturing services business increased 8.5% to NT$62,747.7 million (US$2,160.0 million) in 2012 from NT$57,850.4 million in 2011. The increase in packaging revenues was primarily due to an increase of advanced products in our packaging product mix with higher selling price. The increase in testing revenues was primarily due to an increase of our advanced testing services with higher selling price. The increase in the revenues from our electronic manufacturing services business was primarily due to an increase in the outsourced orders of wireless products from ODM.

Gross Profit. Gross profit increased 4.6% to NT$36,623.8 million (US$1,260.7 million) in 2012 from NT$35,008.8 million in 2011. Our gross profit as a percentage of net revenues, or gross margin, was 18.9% in 2012, which was the same as 2011. Raw material costs in 2012 were NT$87,800.3 million (US$3,022.4 million) compared to NT$86,782.8 million in 2011. As a percentage of net revenues, raw material costs decreased to 45.3% in 2012 from 46.8% in 2011 primarily due to the increase in revenues from packaging with copper wire. Depreciation, amortization and rental expenses were NT$22,075.8 million (US$759.9 million) in 2012 compared to NT$21,536.5 million in 2011. As a percentage of net revenues, depreciation, amortization and rental expenses decreased to 11.4% in 2012 from 11.6% in 2011 due to an increase in our revenues. Labor cost in 2012 was NT$24,855.1 million (US$855.6 million) compared to NT$22,380.0 million in 2011 primarily due to salary raises. As a percentage of net revenues, labor cost increased to 12.8% in 2012 from 12.1% in 2011. Our gross margin for packaging decreased to 19.0% in 2012 from 19.7% in 2011 due to increases in labor cost, depreciation and utility expenses as a percentage of net packaging revenues and offset by a decrease in raw materials as a percentage of net packaging revenues. Our gross margin for testing increased to 33.6% in 2012 from 31.8% in 2011 primarily due to a decrease in depreciation as a percentage of net testing revenues and partially offset by an increase in labor cost as a percentage of net testing revenues. Our gross margin for electronic manufacturing services increased to 11.6% in 2012 from 11.0% in 2011 primarily due to a decrease in raw materials as a percentage in revenues from electronic manufacturing services.

Operating Income. Operating income increased 5.6% to NT$17,761.4 million (US$611.4 million) in 2012 compared to NT$16,821.2 million in 2011. Our operating income as a percentage of net revenues, or operating margin, increased to 9.2% in 2012 from 9.1% in 2011. Operating expenses increased 3.7% to NT$18,862.4 million (US$649.3 million) in 2012 compared to NT$18,187.6 million in 2011. The increase in operating expenses was primarily due to an increase of expense in research and development. General and administrative expense decreased 0.9% to NT$8,225.4 million (US$283.2 million) in 2012 from NT$8,299.5 million in 2011, primarily due to  decreases in professional fees and stamp taxes associated to the asset transfers in 2011, and partially offset by increases in labor costs and maintenance on Enterprise Resource Planning software. General and administrative expense as a percentage of our net revenues was 4.2% in 2012 compared to 4.5% in 2011. Research and development expense increased 10.6% to NT$7,874.2 million (US$271.0 million), accounting for 4.1% of net revenues in 2012, compared to NT$7,118.0 million, accounting for 3.8% of net revenues in 2011. This increase in the research and development expense was primarily due to increases in labor cost. Selling expense decreased 0.3% to NT$2,762.8 million (US$95.1 million) in 2012 from NT$2,770.1 million in 2011. This decrease was primarily due to decreases in amortization on intangible assets, exportation costs and freight and offset by an increase in labor cost. Selling expense as a percentage of net revenues was 1.4% in 2012 compared to 1.5% in 2011.

Non-Operating Income (Expense). We had a net non-operating expense of NT$1,170.9 million (US$40.3 million) in 2012 compared to a net non-operating income of NT$175.9 million in 2011. This overall decrease was primarily due to (i) decreases in dividend income of NT$555.4 million (US$19.1 million) from our financial assets carried at cost, (ii) decreases in income from the change of the net gain/loss on valuation of financial assets and liabilities and net foreign exchange gain from NT$904.3 million in 2011 to NT$247.7million (US$8.5 million) in 2012 resulting from an increase of valuation loss on the derivative contracts which we utilized from time to time to reduce the impacts of foreign currency fluctuations on our results of operations and (iii) increases in net interest expense from NT$1,335.6 million in 2011 to NT$1,682.1 million (US$57.9 million) in 2012 resulting from increases of our RMB loans with higher interest rate and partially offset by a decrease in impairment loss from NT$448.1 million in 2011 to NT$97.2 million (US$3.3 million) in 2012.

Net Income. Net income, excluding minority interest, decreased 4.6% to NT$13,091.4 million (US$450.7 million) in 2012 compared to NT$13,726.0 million in 2011. Our diluted earnings per ADS decreased to NT$8.6 (US$0.3) in 2012 compared to diluted earnings per ADS of NT$8.9 in 2011. Our income tax expense increased 0.8% to NT$3,041.6 million (US$104.7 million) in 2012 compared to NT$3,018.2 million in 2011, primarily due to the decrease in tax credit and increase in valuation allowance resulting from the amendment of the tax rate of Alternative Minimum Tax from 10% to 12%.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net Revenues. Net revenues decreased 1.8% to NT$185,347.2 million in 2011 from NT$188,742.8 million in 2010, primarily due to the decline in revenues from our other businesses, including real estate business which decreased due to the cyclical nature of this business. Packaging revenues increased 1.6% to NT$102,677.3 million in 2011 from NT$101,071.3 million in 2010. Testing revenues decreased 0.1% to NT$21,932.2 million in 2011 from NT$21,957.0 million in 2010. Revenues from our electronic manufacturing services business decreased 2.9% to NT$57,850.4 million in 2011 from NT$59,577.4 million in 2010. The increase in packaging revenues was primarily due to an increase in the demand for our services and an increase in the revenues generated from our copper wire bonding solutions. The decrease in testing revenues was primarily due to a decrease in volume of testing business. The decrease in the revenues from our electronic manufacturing services business was primarily due to our retreat from the manufacturing of computer motherboard as a result of our business strategy adjustment.

Gross Profit. Gross profit decreased 13.7% to NT$35,008.8 million in 2011 from NT$40,544.6 million in 2010. Our gross profit as a percentage of net revenues, or gross margin, decreased to 18.9% in 2011 from 21.5% in 2010 primarily due to increases in depreciation expenses and labor cost as a percentage of our net revenues. Raw material costs in 2011 were NT$86,782.8 million compared to NT$88,556.1 million in 2010. As a percentage of net revenues, raw material costs were 46.8% in 2011 which decreased slightly compared to 2010. Depreciation, amortization and rental expenses in 2011 were NT$21,536.5 million, compared to NT$18,584.3 million in 2010. As a percentage of net revenues, depreciation, amortization and rental expenses increased to 11.6% in 2011 from 9.9% in 2010. This increase was primarily due to acquisition of new equipment in 2010, in particular equipment we bought in the second and third quarters of 2010. Labor cost in 2011 was NT$22,380.0 million compared to NT$20,394.6 million in 2010. As a percentage of net revenues, labor cost increased to 12.1% in 2011 from 10.8% in 2010, primarily due to an increase in salaries and bonuses from the increase in headcount. Our gross margin for packaging decreased to 19.7% in 2011 from 21.1% in 2010. This decrease was primarily due to increases in depreciation expense and labor cost as a percentage of our net packaging revenues and was partially offset by the decrease in the raw material costs as a percentage of our net packaging revenues. Our gross margin for testing decreased to 31.8% in 2011 from 37.6% in 2010. This decrease was primarily due to increases in depreciation expense and labor cost as a percentage of net testing revenues. Our gross margin for electronic manufacturing services increased to 11.0% in 2011 from 10.9% in 2010.

Operating Income. Operating income decreased 30.2% to NT$16,821.2 million in 2011 compared to NT$24,099.0 million in 2010. Our operating income as a percentage of net revenues, or operating margin, decreased to 9.1% in 2011 from 12.8% in 2010, primarily due to a decrease in gross margin and partially due to an increase in operating expenses as a percentage of net revenues. Operating expenses increased 10.6% to NT$18,187.6 million in

2011 compared to NT$16,445.6 million in 2010. The increase in operating expenses was primarily due to increases in general and administrative expense, as well as research and development expense. General and administrative expense increased 12.6% to NT$8,299.5 million in 2011 from NT$7,373.7 million in 2010, primarily due to an increase in salaries and bonuses from the increase in headcount. General and administrative expense represented 4.5% of our net revenues in 2011 compared to 3.9% in 2010. Research and development expense increased 15.5% to NT$7,118.0 million, accounting for 3.8% of net revenues in 2011, from NT$6,162.2 million, accounting for 3.3% of net revenues in 2010. This increase in the research and development expense was primarily due to increases in salaries and bonuses from the increase in headcount. Selling expense decreased 4.8% to NT$2,770.1 million in 2011 from NT$2,909.6 million in 2010. This decrease was primarily due to a decrease in commission and service expenses. Selling expense as a percentage of net revenues was 1.5% in 2011, which was the same as in 2010.

Non-Operating Income (Expense). We had net non-operating income of NT$175.9 million in 2011 compared to net non-operating expense of NT$1,275.4 million in 2010. This overall increase was primarily due to (i) an increase of NT$609.9 million in our dividend income primarily from financial assets carried at cost, (ii) an income increase from the changes of the net gain/loss on valuation of financial assets and liabilities and net foreign exchange gain/loss and (iii) an income increase from the changes of net gain/loss on disposal of property, plant and equipment, partially offset by (a) an increase of impairment loss and (b) an increase in our net interest expense. We recognized a net gain on valuation of financial assets and liabilities and net foreign exchange gain of NT$904.3 million in 2011 compared to NT$394.7 million in 2010. The increase was due to a decrease of valuation loss on the derivative contracts which we utilized from time to time to reduce the impacts of foreign currency fluctuations on our results of operations. We recognized impairment losses of NT$448.1 million in 2011 compared to NT$251.4 million in 2010, primarily due to an increase in impairment losses on the property, plant and equipment and available-for-sale financial assets in 2011. We recognized net interest expense of NT$1,335.6 million in 2011 compared to NT$1,170.8 million in 2010, primarily due to increases in interest rates.

Net Income. Net income, excluding minority interest, decreased 25.1% to NT$13.726.0 million in 2011 from NT$18,337.5 million in 2010. Our diluted earnings per ADS decreased to NT$8.9 in 2011 compared to diluted earnings per ADS of NT$12.0 in 2010. Our income tax expense decreased 16.8% to NT$3,018.2 million in 2011 from NT$3,628.7 million in 2010, primarily due to decreases in income before tax and valuation allowance, and an increase in credits for investments and research used, which were offset by an increase in income tax on undistributed earnings.

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

	Quarter Ended
	Mar. 31, 2011	Jun. 30, 2011	Sept. 30, 2011	Dec. 31, 2011	Mar. 31, 2012	Jun. 30, 2012	Sept. 30, 2012	Dec. 31, 2012
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(in millions)
Consolidated Net Revenues
Packaging	24,812.4	25,991.2	26,331.2	25,542.5	23,531.1	26,040.1	27,099.4	27,627.7
Testing	5,338.9	5,492.3	5,498.0	5,603.0	5,077.3	5,632.9	5,911.2	6,035.6
Electronic manufacturing services	15,095.3	14,018.6	14,209.9	14,526.6	13,889.2	13,466.4	15,182.1	20,210.0
Others	758.9	752.2	658.7	717.5	603.0	733.0	798.7	2,134.7
Total	46,005.5	46,254.3	46,697.8	46,389.6	43,100.6	45,872.4	48,991.4	56,008.0

	Quarter Ended
	Mar. 31, 2011	Jun. 30, 2011	Sept. 30, 2011	Dec. 31, 2011	Mar. 31, 2012	Jun. 30, 2012	Sept. 30, 2012	Dec. 31, 2012
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(in millions)
Consolidated Gross Profit
Packaging	4,950.0	5,384.8	5,136.9	4,734.7	4,026.3	5,102.7	5,324.7	5,374.0
Testing	1,644.0	1,660.8	1,787.5	1,886.3	1,495.7	1,827.0	1,999.6	2,282.2
Electronic manufacturing services	1,575.4	1,443.4	1,623.2	1,708.4	1,559.0	1,662.4	1,949.1	2,112.6
Others	488.3	475.8	364.4	144.9	106.7	265.6	331.1	1,205.1
Total	8,657.7	8,964.8	8,912.0	8,474.3	7,187.7	8,857.7	9,604.5	10,973.9
Consolidated Gross Profit (%)
Packaging	19.9%	20.7%	19.5%	18.5%	17.1%	19.6%	19.6%	19.5%
Testing	30.8	30.2	32.5	33.7	29.5	32.4	33.8	37.8
Electronic manufacturing services	10.4	10.3	11.4	11.8	11.2	12.3	12.8	10.5
Overall	18.8%	19.4%	19.1%	18.3%	16.7%	19.3%	19.6%	19.6%

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

Taxation

The corporate income tax rate in the ROC decreased from 25% to 17%, effective since January 1, 2010. The tax incentives schemes under the ROC Statute for Upgrading Industries expired on December 31, 2009, and under this statute we had been granted tax holidays covering the portion of our income attributable to eligible machinery and equipment which were procured with cash infusion from our shareholders or after the capitalization of retained earnings through the issuance of stock dividends, and tax credits of 7% for the purchase of qualifying manufacturing equipment. We can continue to enjoy the tax holidays that have been granted to us by the ROC tax authority. On April 16, 2010, the Legislative Yuan of ROC passed the Industrial Innovation Act, effective from January 1, 2010 to December 31, 2019. Under the Industrial Innovation Act, a profit-seeking enterprise may deduct up to 15% of its research and development expenditures from its income tax payable for the fiscal year in which these expenditures are incurred. However, the deduction may not exceed 30% of the income tax payable for that fiscal year. Under the Alternative Minimum Tax Act, or AMT Act, amended in August 2012, alternative minimum tax, or the AMT, would become the basis in assessing the current year income tax payable when income tax payable, pursuant to the ROC Income Tax Act, is below the minimum amount provided under the AMT Act. The taxable income for calculating the AMT includes most sources of income that are exempted from income tax under various legislation such as tax holidays. According to the amended AMT Act, the standard deduction for taxable income decreased from NT$1,000,000 to NT$500,000 and the tax rate increased from 10% to 12%. The amendment to the AMT Act will be effective on January 1, 2013.

As of February 28, 2013, we had several five-year tax holidays on income derived from a portion of our operations in Kaohsiung, Taiwan, which will expire through December 31, 2013 to December 31, 2018. Besides, we are in the process of applying for the use of another tax exemption in connection with our operations in Kaohsiung, Taiwan, following application on the tax exemption period. In addition, some of our subsidiaries, such as ASE Test Taiwan, ASE Electronics and Yang Ting, are entitled to certain tax exemptions on income derived from a portion of their respective operations. The aggregate tax benefits of such exemptions for the years ended December 31, 2010, 2011 and 2012 were NT$979.0 million, NT$656.6 million and NT$312.6 million (US$10.8 million), respectively.

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

In 2011, our effective income tax rate increased to 18% from 16% in 2010 primarily due to an increase in undistributed earnings tax. In 2012, our effective income tax rate remains 18%. We believe that our future estimated taxable income will be sufficient to utilize the current and noncurrent portion of our net deferred tax assets recorded as of December 31, 2012.

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

	As of and For the Year Ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in millions)
Net income:
ROC GAAP	19,194.9	13,978.9	13,548.9	466.4
U.S. GAAP	18,901.0	13,780.4	12,927.3	445.0
Total shareholders’ equity:
ROC GAAP	91,839.3	102,282.5	112,459.1	3,871.2
U.S. GAAP	86,452.2	96,617.9	106,444.2	3,664.2

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

Recent U.S. GAAP Accounting Pronouncements

In May 2011, the FASB issued an accounting update to amend the fair value measurement guidance and include some enhanced disclosure requirements. The most significant change in disclosures is an expansion of the information required for Level 3 measurements based on unobservable inputs. The standard was effective to us from the fiscal year ended December 31, 2012. We have included these new disclosures, as applicable, in Note 33j to our consolidated financial statements included in this annual report.

In June and December 2011, the FASB issued accounting updates to eliminate the current option to report other comprehensive income and its components in the statement of stockholders’ equity. Instead, an entity will be required to present items of net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements. The new requirements do not change which components of comprehensive income are recognized in net income or other comprehensive income, or when an item of other comprehensive income must be reclassified to net income. The standard was effective to us from the fiscal year ended December 31, 2012. We have reported other comprehensive income and its components in two separate but consecutive statements and the adoption of the standard did not have an impact on our results of operations, financial position or cash flows.

In September 2011, the FASB issued an accounting update, which is intended to reduce the cost and complexity of the annual goodwill impairment test by providing entities an option to perform a “qualitative” assessment to determine whether further impairment testing is necessary. Specifically, an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. This standard was effective to us from the fiscal year ended December 31, 2012. The adoption of this guidance did not have a material impact on our results of operations, financial position or cash flows.

In December 2011, the FASB issued an accounting update, which creates new disclosure requirements regarding the nature of an entity’s rights of setoff and related arrangements associated with its financial instruments and derivative instruments. Certain disclosures of the amounts of certain instruments subject to enforceable master netting arrangements or similar agreements would be required, irrespective of whether the entity has elected to offset those instruments in the statement of financial position. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013 with retrospective application required. We have not yet determined the impact on the adoption of this pronouncement.

In July 2012, the FASB issued an accounting update to simplify how entities test indefinite-lived intangible assets for impairment which improve consistency in impairment testing requirements among long-lived asset categories.  The update permits an assessment of qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying value.  For assets in which this assessment concludes it is more likely than not that the fair value is more than its carrying value, these amended standards eliminate the requirement to perform quantitative impairment testing as outlined in the previously issued standards.  The standard is effective for fiscal years beginning after December 15, 2012 and early adoption is permitted.  We have not yet determined the impact on the adoption of this pronouncement.

In February 2013, the FASB issued an accounting update requiring entities to present information about significant items reclassified out of accumulated other comprehensive income or loss by component either on the face of the statement where net income is presented or as a separate disclosure in the notes to the financial statements.  This standard is effective to us for the fiscal year ending December 31, 2013.  We have not yet determined the impact on the adoption of this pronouncement.

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

Net cash provided by operating activities amounted to NT$29,017.9 million (US$998.9 million) in 2012, primarily as a result of (i) our operation performance with net income of NT$13,548.9 million (US$466.4 million) and (ii) our non-cash depreciation and amortization in the amount of NT$23,414.3 million (US$806.0 million). Net cash provided by operating activities amounted to NT$31,936.7 million in 2011, primarily as a result of (i) our operation performance with net income of NT$13,978.9 million and (ii) our non-cash depreciation and amortization in the amount of NT$22,945.4 million. Net cash provided by operating activities amounted to NT$36,965.1 million in 2010, primarily as a result of (i) our improved operation performance with net income of NT$19,194.9 million and (ii) our non-cash depreciation and amortization in the amount of NT$19,854.5 million. The decrease in net cash provided by operating activities in 2012 compared to 2011 was primarily due to cash outflows from the increases in accounts receivable and financial assets for trading, but offset by the cash inflows from the sale of inventory related to construction business and the increase in accounts payable. The decrease in net cash provided by operating activities in 2011 compared to 2010 was primarily due to the decrease in net income.

Net cash used in investing activities amounted to NT$40,094.0 million (US$1,380.2 million) in 2012, primarily due to our acquisition of property, plant and equipment of NT$39,301.3 million (US$1,352.9 million). Net cash used in investing activities amounted to NT$32,030.7 million in 2011, primarily due to our acquisition of property, plant and equipment of NT$29,417.9 million. Net cash used in investing activities amounted to NT$36,085.5 million in 2010, primarily due to the acquisition of property, plant and equipment of NT$34,109.1 million.

Net cash provided by financing activities amounted to NT$8,455.8 million (US$291.1 million) in 2012. This amount reflected primarily our net proceeds from short-term borrowings and long-term bank loans of NT$8,791.1 million (US$302.6 million). Net cash used in financing activities in 2011 amounted to NT$342.6 million in 2011. This amount reflected primarily cash dividends of NT$3,858.3 million and the repurchase of treasury stock of NT$2,772.6 million, which was partially offset by the net proceeds of NT$5,747.3 million from bank loans, capital lease obligations and issuance of bonds. Net cash provided by financing activities in 2010 amounted to NT$1,701.5 million. This amount reflected primarily our proceeds obtained from long-term bank loans in the amount of NT$32,586.2 million, partially offset by (i) our repayment of bank loans, including short-term borrowings and capital lease, in the amount of NT$28,506.5 million, (ii) our distributed cash dividends in the amount of NT$1,940.7 million and (iii) our repurchase of treasury stock in the amount of NT$1,185.2 million.

As of December 31, 2012, our primary source of liquidity was NT$20,265.6 million (US$697.6 million) of cash and NT$4,170.4 million (US$143.6 million) of financial assets—current. Our financial assets—current primarily consisted of dual currency deposits, structured time deposits and mutual funds. As of December 31, 2012, we had total unused credit lines of NT$77,352.5 million (US$2,662.7 million). As of December 31, 2012, we had working capital of NT$13,338.9 million (US$459.2 million).

As of December 31, 2012, we had total borrowings of NT$84,690.4 million (US$2,915.3 million), NT$36,884.9 million (US$1,269.7 million) of which were short-term borrowings and NT$47,805.5 million (US$1,645.6 million) of which were long-term borrowings. In 2012, the maximum amount of our short-term borrowings was NT$43,691.3 million (US$1,504.0 million) and the average amount of our short-term borrowings was NT$34,528.7 million (US$1,188.6 million). The fluctuation was primarily because our working capital balance fluctuated during 2012 from time to time. The annual interest rate for borrowings under our short-term bank loans ranged from 0.80% to 6.93% as of December 31, 2012. Our short-term loans are primarily revolving facilities with a term of one year, each of which may be extended on an annual basis with lender consent. Our long-term borrowings consist of bank loans, bonds payable and capital lease obligations. As of December 31, 2012, we had outstanding long-term borrowings, less current portion, of NT$44,591.7 million (US$1,535.0 million). As of December 31, 2012, the current portion of our long-term borrowings was NT$3,213.8 million (US$110.6 million). Our long-term borrowings typically carried variable annual interest rates which ranged between 0.90% to 10.6% as of December 31, 2012. For the maturity information and interest rates by currencies, see “Item 11—Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk.”

We have pledged a portion of our assets, with a carrying value of NT$884.2 million (US$30.4 million) as of December 31, 2012, to secure our obligations under our short-term and long-term facilities.

In September 2011, Anstock Limited, our wholly owned subsidiary incorporated in the Cayman Islands with limited liability, issued RMB150.0 million 3.125% Guaranteed Bonds due September 22, 2014 (the “2014 Bonds”) and RMB500.0 million 4.250% Guaranteed Bonds due September 20, 2016 (the “2016 Bonds”) (the 2014 Bonds and the 2016 Bonds, collectively the “Bonds”). The Bonds are irrevocably and unconditionally guaranteed on an unsecured and unsubordinated basis by us. The 2014 Bonds bear interest from and including September 20, 2011 at the rate of 3.125% per annum. Interest on the 2014 Bonds is payable semi-annually in arrear on September 20 and March 20 of each year beginning on March 20, 2012. The 2014 Bonds will mature on September 22, 2014 unless previously redeemed or purchased and cancelled. The 2016 Bonds bear interest from and including September 20,

2011 at the rate of 4.250% per annum. Interest on the 2016 Bonds is payable semi-annually in arrear on September 20 and March 20 of each year beginning on March 20, 2012. The 2016 Bonds will mature on September 20, 2016 unless previously redeemed or purchased and cancelled. The net proceeds from the Bonds were advanced by Anstock Limited to ASESH AT in the form of an intercompany RMB loan for working capital and capital expenditure with maturity in September 2016.

In August 2011, we issued NT$8.0 billion 1.45% secured corporate bonds with five year term (the “Corporate Bonds”), guaranteed by the Bank of Taiwan, Mega International Commercial Bank, Taiwan Cooperative Bank, First Bank and Hua Nan Bank. The Corporate Bonds bear an annual simple interest and payment by coupon rate from the issue date. The net proceeds from the Corporate Bonds were used to repay our previous debts.

In June 2009, we entered into a syndicated loan agreement with a banking syndicate led by Citibank, N.A., Taipei Branch for a NT$12,000.0 million term loan facility for an operating revolving fund, which we have fully repaid in 2011, mainly to finance our acquisition of Universal Scientific.

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

Our contingent obligations consist of guarantees provided by us to our subsidiaries. As of December 31, 2012, we endorsed and guaranteed the bonds issued by our subsidiary, Anstock Limited, in the amount of RMB744.3 million (US$119.5 million). Other than such guarantee, we have no other contingent obligations.

We have made, and expect to continue to make, substantial capital expenditures in connection with the expansion of our production capacity. The table below sets forth our principal capital expenditures incurred for the periods indicated.

	Year Ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in millions)
Machinery and equipment	30,238.2	22,778.7	31,790.5	1,094.3
Building and improvements	4,522.9	8,253.3	7,102.6	244.5

We had commitments for capital expenditures of approximately US$340 million, including expenditures on machinery and buildings, as of December 31, 2012, primarily in connection with the expansion of our packaging and testing operations. We may adjust our capital expenditures based on market conditions, the progress of our expansion plans and cash flow from operations. In addition, due to the rapid changes in technology in the semiconductor industry, we frequently need to invest in new machinery and equipment, which may require us to raise additional capital. We cannot assure you that we will be able to raise additional capital should it become necessary on terms acceptable to us or at all. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Because of the highly cyclical nature of our industry, our capital requirements are difficult to plan. If we cannot obtain additional capital when we need it, our growth prospects and future profitability may be adversely affected.”

We believe that our existing cash, marketable securities, expected cash flow from operations and existing credit lines under our loan facilities will be sufficient to meet our capital expenditures, working capital, cash obligations under our existing debt and lease arrangements, and other requirements for at least the next 12 months. We currently hold cash primarily in U.S. dollars, New Taiwan dollars, RMB, Japanese yen, Malaysian ringgit and Korean won. As of December 31, 2012, we had contractual obligations of NT$42,807.7 million (US$1,473.6 million) due in the next three years. We currently expect to meet our payment obligations through the expected cash flow from operations, long-term borrowings and the issuance of additional equity or equity-linked securities. We will continue to evaluate our capital structure and may decide from time to time to increase or decrease our financial leverage through equity offerings or borrowings. The issuance of additional equity or equity-linked securities may result in additional dilution to our shareholders.

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

We have, from time to time, entered into interest rate swap transactions to hedge our interest rate exposure. As of December 31, 2012, we had NT$2,537.5 million (US$87.3 million) outstanding in interest rate swap contracts for NT dollar which matured in March 2013. In addition, we have, from time to time, entered into forward exchange contracts, swap contracts, cross currency swap contracts and European foreign currency options contracts to hedge our existing assets and liabilities denominated in foreign currencies. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and note 5 and note 26 to our consolidated financial statements included in this annual report.

RESEARCH AND DEVELOPMENT

For 2010, 2011 and 2012, our research and development expenditures totaled approximately NT$6,162.2 million, NT$7,118.0 million and NT$7,874.2 million (US$271.0 million), respectively. These expenditures represented approximately 3.3%, 3.8% and 4.1% of net revenues in 2010, 2011 and 2012, respectively. We have historically expensed all research and development costs as incurred and none is currently capitalized. As of February 28, 2013, we employed 6,215 employees in research and development.

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

Testing

Our research and development efforts in the area of testing have focused primarily on developing advanced test solutions for customer requirement. These efforts include developing test software of logic/mixed-signal/RF/3D IC/discrete semiconductors, characterization of semiconductors, layout design, electrical simulation for high frequency test board and developing software of parametric test data analysis. We work closely with our customers on the leading edge test technologies, such as 3D IC test and advanced probe test technology such as very fine pitch probe card. Our research and development operations also include an equipment development group, which currently designs testing hardware and software for specific semiconductors to offer our customers cost effective test solutions.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth the maturity of our contractual obligations as of December 31, 2012.

	Payments Due by Period
	Total	Under 1 Year	1 to 3 Years	3 to 5 Years	After 5 Years
	NT$	NT$	NT$	NT$	NT$
	(in millions)
Contractual Obligations:
Long-term debt(1)	48,001.2	8,724.4	28,772.1	10,465.8	38.9
Capital lease obligations(2)	50.7	46.7	4.0	-	-
Operating leases(3)	673.5	162.0	167.5	81.8	262.2
Purchase obligations(4)	4,931.0	4,931.0	-	-	-
Total(5)(6)(7)	53,656.4	13,864.1	28,943.6	10,547.6	301.1

(1)	Includes bank loans and bonds payable but excludes interest payments.

(2)	Represents our commitments under property leases less imputed interest. These obligations are recorded on our consolidated balance sheets.

(3)
Represents our commitments under leases for land, machinery and equipment such as testers, and office buildings and equipment. See note 29 to our consolidated financial statements included in this annual report.

(4)
Represents unpaid commitments for construction. These commitments were not recorded on our consolidated balance sheets as of December 31, 2012. See note 29 to our consolidated financial statements included in this annual report. Total commitments for construction of buildings were approximately NT$6,069.0 million (US$208.9 million), of which NT$1,138.0 million (US$39.2 million) had been paid as of December 31, 2012.

(5)
Excludes non-binding commitments to purchase machinery and equipment of approximately NT$3,712.0 million (US$127.8 million), of which NT$140.6 million (US$4.8 million) had been paid as of December 31, 2012. See note 29 to our consolidated financial statements included in this annual report.

(6)
Excludes our minimum pension funding requirements since such amounts have not been determined. Under defined benefit pension plans, we made pension contributions of approximately NT$734.9 million (US$25.3 million) in 2012, and we estimate that we will contribute approximately NT$231.4 million (US$8.0 million) in 2013. See note 20 to our consolidated financial statements included in this annual report.

(7)
Excludes uncertain tax liabilities. We recognized additional long term taxes payable of NT$89.2 million (US$3.1 million) and accrued interest and penalties of NT$13.0 million (US$0.4 million) related to uncertain tax positions as of or for the year ended December 31, 2012. Because we were unable to make a reasonable estimate of the timing of the tax audits, such balances were not included in the table.

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

The term of office for our directors is three years from the date of election. The current board of directors began serving on June 22, 2012. The terms of the current directors will expire on June 21, 2015. Directors may serve any number of consecutive terms and may be removed from office at any time by a resolution adopted at a meeting of shareholders. Normally, all board members are elected at the same meeting of shareholders, except where the posts of one-third or more of the directors are vacant, at which time a special meeting of shareholders shall be convened to elect directors to fill the vacancies. We and our subsidiaries do not have service contracts with our directors that provide for benefits upon termination of employment.

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

The following table sets forth information regarding all of our directors as of February 28, 2013.

Name	Position	Director Since	Age	Other Significant Positions Held Outside of the ASE Group
Jason C.S. Chang(1)(2)	Director, Chairman and Chief Executive Officer	1984	68	None
Richard H.P. Chang(1)	Director, Vice Chairman and President	1984	66	Chairman, Sino Horizon Holdings Ltd.
Tien Wu(2)	Director and Chief Operating Officer	2003	55	None
Joseph Tung(2)	Director and Chief Financial Officer	1997	54	Independent director, Ta Chong Bank Ltd.
Raymond Lo(3)	Director and General Manager, Kaohsiung packaging facility	2006	58	None
Jeffrey Chen(3)	Director and Executive Vice President	2003	49	None
Rutherford Chang(4)	Director	2009	33	None
Shen-Fu Yu	Independent Director	2009	68	Supervisor, Dynapack International Technology Corporation
Ta-Lin Hsu	Independent Director	2009	69	Chairman and founder, H&Q Asia Pacific

(1)	Jason C.S. Chang and Richard H.P. Chang are brothers.

(2)
Representative of ASE Enterprises, a company organized under the laws of Hong Kong, which held 17.45% of our outstanding common shares as of February 28, 2013. All of the outstanding shares of ASE Enterprises are held by a company organized under the laws of the British Virgin Islands in trust for the benefit of the family of our Chairman and Chief Executive Officer, Jason C.S. Chang, who is the sole shareholder and director of that company.

(3)	Representatives of J&R Holding Limited, a company organized under the laws of Bermuda, which held 0.61% of our outstanding common shares as of February 28, 2013.

(4)	Rutherford Chang is the son of Jason C.S. Chang

Supervisors

We currently have five supervisors, each serving a three-year term. The current supervisors began serving on June 22, 2012, and their terms will expire on June 21, 2015. The supervisors’ duties and powers include investigation of our business condition, inspection of our corporate records, verification and review of financial statements to be presented by our board of directors at shareholders’ meetings, convening of shareholders’ meetings, representing us in negotiations with our directors and notification, when appropriate, to the board of directors to cease acting in contravention of any applicable law or regulation, our Articles of Incorporation or the resolutions of our shareholders’ meeting. Each supervisor is elected by our shareholders and cannot concurrently serve as a director, managerial officer or other staff member. The ROC Company Law requires at least one supervisor be appointed at all times, or two supervisors for a company with publicly issued equity shares, and that a supervisor’s term of office be no more than three years.

The following table sets forth information regarding all of our supervisors as of February 28, 2013.

Name	Position	Supervisor Since	Age	Other Significant Positions Held Outside of the ASE Group
David Pan(1)	Supervisor	2012	67	None
Chun-Che Lee (1)	Supervisor	2012	53	None
Tien-Szu Chen(1)	Supervisor	2006	51	None
Yen-Yi Tseng(1)	Supervisor	2000	71	Chairman, Hung Ching
Jerry Chang(2)	Supervisor	2009	35	None

(1)	Representative of Hung Ching.

(2)	Jerry Chang is the son of Richard H.P. Chang.

In accordance with ROC law, each of our directors and supervisors is elected either in his or her capacity as an individual or as an individual representative of a corporation or government. Persons designated to represent corporate or government shareholders as directors are typically nominated by such shareholders at the annual general meeting and may be replaced as representatives by such shareholders at will. Of the current directors and supervisors, three represent ASE Enterprises, two represent J&R Holdings Limited and four represents Hung Ching. The remaining directors and supervisors serve in their capacity as individuals.

Executive Officers

The following table sets forth information regarding all of our executive officers as of February 28, 2013.

Name	Position	Years with the Company	Age
Jason C.S. Chang	Chairman and Chief Executive Officer	29	68
Richard H.P. Chang	Vice Chairman and President	29	66
Tien Wu	Chief Operating Officer; Chief Executive Officer, ISE Labs	13	55
Joseph Tung	Chief Financial Officer	18	54
Raymond Lo	President, ASE Test Taiwan; General Manager, Kaohsiung packaging facility	27	58
Chun-Che Lee	President, ASE Shanghai	29	53
Chiu-Ming Cheng	President, ASESH AT	22	52
Ung Bae	President, ASE Korea	15	56
Chih-Hsiao Chung	President, ASE Japan	13	48
Kwai Mun Lee	President, ASE South-East Asia operations	15	50
Samuel Liu	Chief Executive Officer, Universal Scientific	9	64
Cheng-Jung Wei	President, Universal Scientific	26	49

Biographies of Directors, Supervisors and Executive Officers

Jason C.S. Chang has served as Chairman of ASE Inc. since its founding in March 1984 and as its Chief Executive Officer since May 2003. He holds a bachelor’s degree in electrical engineering from National Taiwan University and a master’s degree from the Illinois Institute of Technology. He is the brother of Richard H.P. Chang, our Vice Chairman and President.

Richard H.P. Chang has served as Vice Chairman of ASE Inc. since November 1999 after having served as President of ASE Inc. since its founding in March 1984, and served as Chief Executive Officer of ASE Inc. from July 2000 to April 2003. In February 2003, he was again appointed President of ASE Inc. upon the retirement of Mr. Leonard Y. Liu. He holds a bachelor’s degree in industrial engineering from Chung Yuan Christian University of Taiwan. He is the brother of Jason C.S. Chang, our Chairman and Chief Executive Officer.

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

Joseph Tung has served as a director of ASE Inc. since April 1997 and Chief Financial Officer since December 1994. He is also an independent director of Ta Chong Bank Ltd. since October 2007. Before joining ASE Inc., Mr. Tung was a Vice President at Citibank, N.A. He received a bachelor’s degree in economics from the National ChengChi University of Taiwan and a master’s degree in business administration from the University of Southern California.

Raymond Lo has served as a director of ASE Inc. and General Manager of our packaging facility in Kaohsiung, Taiwan since April 2006. Mr. Lo also served as a supervisor of ASE Inc. between July 2000 and April 2006. Before joining ASE Group, Mr. Lo was the Director of Quality Assurance at Zeny Electronics Co. He holds a bachelor’s degree in electronic physics from the National Chiao-Tung University of Taiwan.

Jeffrey Chen has served as a director of ASE Inc. since June 2003 and an Executive Vice President for Chairman Office. Prior to joining ASE Inc., he worked in the corporate banking department of Citibank, N.A. in Taipei and as a Vice President of corporate finance at Bankers Trust in Taipei. He holds a bachelor’s degree in finance and economics from Simon Fraser University in Canada and a master’s degree in business administration from the University of British Columbia in Canada.

Rutherford Chang has served as a director of ASE Inc. since June 2009 and General Manager of China Region of ASE Group since June 2010. He received a bachelor’s degree in psychology from Wesleyan University in Connecticut. He is the son of Jason C.S. Chang, our Chairman and Chief Executive Officer.

Shen-Fu Yu has served as an independent director of ASE Inc. since June 2009. He is also a supervisor of Dynapack International Technology Corporation. He worked in Deloitte & Touche Accounting Firm as a consultant from June 2003 to November 2006. He received a bachelor’s degree in Accounting in National Taiwan University and a master’s degree in Accounting from National ChengChi University.

Ta-Lin Hsu has served as an independent director of ASE Inc. since June 2009. He is currently the chairman and founder of H&Q Asia Pacific. He received a bachelor’s degree in physics from National Taiwan University, a master’s degree in electrophysics from the Polytechnic Institute of Brooklyn and a doctorate degree in Electrical Engineering from the University of California at Berkeley.

David Pan has served as a supervisor of ASE Inc. since June 2012. Mr. Pan has served as the Chief of Staff and Chief Information Officer of ASE Group since 2007. He was the General Manager at ASE Malaysia in 1994 and President of ASE Test Limited from 1995 to 2003. Prior to joining ASE Group, he was the Vice President of Operations and Engineering at Ultratech Stepper in Santa Clara, CA, U.S.A. Mr. Pan holds a MS degree in Engineering Physics from University of Illinois, Urbana, IL and a Ph.D. in Physics from University of California, Berkeley.

Chun-Che Lee has served as a supervisor of ASE Inc. since June 2012. He has also served as President of ASE Shanghai since July 2005. Mr. Lee holds a bachelor’s degree in aeronautic from Tamkung University of Taiwan. Mr. Lee has also served as a President of R&D of ASE Group, prior to which he was a vice president, director and manager of research and development at ASE Inc. since 1984.

Tien-Szu Chen has served as a supervisor of ASE Inc. since June 2006. Mr. Chen holds a bachelor’s degree in industrial engineering from Chung Yuan Christian University in Taiwan.

Yen-Yi Tseng has served as a supervisor of ASE Inc. since July 2000 and Chairman of Hung Ching since July 2002. Mr. Tseng served as President of Ret-Ser Engineering Agency from 1991 to 1998. He holds a bachelor’s degree in civil engineering from National Taiwan University and a master’s degree in system engineering from Asian Institute of Technology in Thailand. He was also a participant in the Program for Management Development at Harvard Business School.

Jerry Chang has served as a supervisor of ASE Inc. since June 2009. Prior to joining ASE Inc., he was an analyst at Morgan Stanley Asia. He received a bachelor’s degree in political economy from Williams College in Massachusetts. He is the son of Richard H.P. Chang, our Vice Chairman and President.

Chiu-Ming Cheng has served as President of ASESH AT since September 2012, after serving as a Vice President of ASE’s Kaohsiung packaging facility since October 2004. Mr. Cheng holds a master’s degree in Public Policy from National Sun Yat-Sen University.

Ung Bae has served as President of ASE Korea since July 2008, after serving as Senior Vice President of ASE Korea since July 1999. Mr. Bae was Vice President of Motorola Korea, Limited before joining ASE Korea when we acquired Motorola Korea, Limited. He holds a degree in electronic engineering from the In-Ha university of Korea.

Chih-Hsiao Chung has served as President of ASE Japan since March 2011. Mr. Chung has also managed the sales and marketing of ASE Japan region since April 2007. Before joining ASE Group, Mr. Chung was the Senior Manager of Sale and Marketing at Kimberly Clark Co., Taiwan. He holds a master’s degree in business administration from the University of Wisconsin-Madison.

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

Samuel Liu has served as the Chief Executive Officer for Universal Scientific since October 2006. Mr. Liu has worked in the electronics industry for over 30 years in various technical and management roles. He holds a bachelor’s degree in electrical engineering from National Taiwan University and a doctorate degree in material science from Stanford University.

Cheng-Jung Wei has served as a director of Universal Scientific since May 2008, the President of Universal Scientific since April 2008 and the vice president of Mobility Solution Business Unit of Universal Scientific since September 2004. He joined Universal Scientific as an engineer in July 1987. He holds a bachelor’s degree in electrical engineering from Chinese Culture University and a master’s degree in business administration from Tunghai University.

The business address of our directors, supervisors and executive officers is our registered office.

COMPENSATION

In 2012, we paid to our directors, supervisors and executive officers approximately NT$532.2 million (US$18.3 million) in cash remuneration. We did not pay any remuneration in kind to our directors, supervisors or executive officers in 2012. In 2012, we accrued pension costs of NT$34.6 million (US$1.2 million) for retirement benefits for our management. The remuneration of our independent directors is set at NT$2.0 million per person per year. In addition, according to our Articles of Incorporation, not more than 2% of our annual net earnings (after recovering any losses incurred in prior years and deducting the legal reserve and special reserve provisions, if any) may be distributed as bonuses to our directors. 7% to 10% of our annual net earnings (after recovering any losses incurred in prior years and deducting the legal reserve and special reserve provisions, if any) may be distributed as a bonus to employees, including executive officers.

We have not provided any loans to or guarantees for the benefit of any of our directors, supervisors or executive officers. For information regarding our pension and other retirement plans and those of our subsidiaries, see note 20 to our consolidated financial statements included in this annual report.

ASE Inc. Employee Bonus and Stock Option Plans

We award bonuses to employees of ASE Inc. and its subsidiaries who are located in Taiwan based on overall income and individual performance targets. Prior to 2009, these employees were eligible to receive bonuses in the form of our common shares valued at par. Beginning in 2009, employees are eligible to receive bonuses in the form of our common shares valued at the closing price (after adjustment with consideration of the effects on the share price, if any, brought by cash and stock dividends resolved at shareholders’ meetings) of the common shares on the day prior to our shareholders’ meeting. Actual amounts of bonuses to individual employees are determined based upon the employee meeting specified individual performance objectives. We granted aggregate values of NT$607.0 million, NT$1,523.1 million and NT$1,235.3 million (US$42.5 million) as cash bonus to our employees in 2010,

2011 and 2012, respectively. In 2013, our directors proposed a distribution of NT$1,147.2 million (US$39.5 million) in cash bonuses to our employees.

We currently maintain four option plans, adopted in 2002, 2004, 2007 and 2010. Pursuant to these plans, our full-time employees, including domestic and foreign subsidiaries, are eligible to receive stock option grants. Each option entitles the holder to purchase one ASE Inc. common share at a price equal to (for the 2002, 2004 and 2007 plans), or not less than (for the 2010 plan), the closing market price on the date of the option issuance, such exercise price being subject to retroactive adjustment in the event of certain capital transactions in subsequent periods. Each option is exercisable upon vesting for five years. Forty percent of the options originally granted vest upon the second anniversary of the grant date, and an additional 10% of the options originally granted vest every six months thereafter. Each option expires at the end of the tenth year following its grant date. The options are generally not transferable. As of December 31, 2012, a total of 159,968,000 options had been granted under the 2002 plan, 145,989,000 of which had expired with an original exercise price of NT$20.80 per share (finally adjusted to NT$5.5 per share) and 13,979,000 of which had an original exercise price of NT$24.6 per share (currently adjusted to NT$8.4 per share). As of December 31, 2012, a total of 139,917,000 options had been granted under the 2004 plan, 124,917,000 of which had an original exercise price of NT$26.60 per share (currently adjusted to NT$13.5 per share) and 15,000,000 of which had an original exercise price of NT$20.55 per share (currently adjusted to NT$11.1 per share). As of December 31, 2012, a total of 185,806,000 options had been granted under the 2007 plan. The original exercise price under the 2007 plan was NT$30.65 per share (currently adjusted to NT$21.1 per share). As of December 31, 2012, a total of 199,999,500 options had been granted under the 2010 plan, 187,719,500 of which had an original exercise price of NT$28.6 per share (currently adjusted to NT$20.4 per share) and 12,280,000 of which had an original exercise price of NT$28.75 per share (currently adjusted to NT$22.6 per share).

ASE Mauritius Inc. Share Option Plan

As of December 31, 2012, ASE Mauritius Inc. maintained one option plan adopted in 2007. Under this plan, certain employees of ASE Mauritius Inc. and the ASE Group are granted options to purchase ordinary shares of ASE Mauritius Inc. at an exercise price of US$1.70, which exercise price was determined by taking into account a fairness opinion rendered by an independent appraiser and was reviewed by our accountants. Each option is exercisable upon vesting for five years and expires after ten years. As of December 31, 2012, a total of 30,000,000 options had been granted under this plan with an exercise price of US$1.70.

USI Enterprise Limited Share Option Plans

USI Enterprise Limited, USI’s subsidiary, maintains three option plans adopted in 2007, 2010 and 2011, under which certain employees of Universal Scientific and our employees were granted options to purchase common shares of USI Enterprise Limited. Each option under these three plans is exercisable upon vesting for five years and will expire after ten years. As of December 31, 2012, we had 17,484,500 options outstanding with an exercise price of US$1.53 per share, 8,761,000 options outstanding with an exercise price of US$2.42 per share and 8,720,000 options outstanding with an exercise price of US$2.94 per share under these three plans respectively.

EMPLOYEES

The following table sets forth, for the periods indicated, certain information concerning our employees for the dates indicated.

	As of December 31,
	2010	2011	2012
Total	48,901	51,411	57,259
Function
Direct labor	28,715	28,598	32,196
Indirect labor (manufacturing)	11,301	12,771	14,158
Indirect labor (administration)	3,867	4,553	4,760
Research and development	5,018	5,489	6,145
Location
Taiwan	22,381	24,687	27,763

	As of December 31,
	2010	2011	2012
PRC	19,394	19,692	21,627
Korea	2,492	2,665	2,985
Malaysia	2,178	2,180	2,384
Japan	677	667	787
Singapore	848	822	1,023
United States	335	344	356
Others	596	354	334

The increase in our employee count in 2012 was primarily due to our business expansion.

Eligible employees may participate in our employee share bonus plan and stock option plans and our subsidiaries’ share option plans, such as the option plans adopted by ASE Mauritius and USI Enterprise Limited. See “—Compensation.”

We have never experienced a work stoppage caused by our employees. We believe that our relationship with our employees is good.

SHARE OWNERSHIP

The following table sets forth certain information with respect to our common shares and options exercisable for our common shares held by our directors, supervisors and executive officers as of February 28, 2013.

Director, Supervisor or Executive Officer	Number of ASE Inc. Common Shares Held	Percentage of Total ASE Inc. Common Shares Issued and Outstanding	Number of Options Held(1)	Exercise Price of Options (NT$)	Expiration Date of Options
Jason C.S. Chang	80,915,931	1.06%	18,300,000	13.50~21.10	6/30/2014-5/6/2020
Richard H. P. Chang	102,994,941	1.35%	10,250,000	13.50~21.10	6/30/2014-5/6/2020
Tien Wu	3,633,386	0.05%	*	20.40~21.10	12/19/2017-5/6/2020
Joseph Tung	3,831,908	0.05%	*	13.50~21.10	6/30/2014-5/6/2020
Raymond Lo	2,565,643	0.03%	*	20.40~21.10	12/19/2017-5/6/2020
Jeffrey Chen	2,313,802	0.03%	*	20.40~21.10	12/19/2017-5/6/2020
Rutherford Chang	1,659,708	0.02%	*	20.40~21.10	12/19/2017-5/6/2020
Shen-Fu Yu	0	0.00%	-	-	-
Ta-Lin Hsu	0	0.00%	-	-	-
David Pan	1,018,229	0.01%	*	20.40~21.10	12/19/2017-5/6/2020
Chun-Che Lee	2,444,502	0.03%	*	8.40~21.10	8/22/2013-5/6/2020
Tien-Szu Chen	772,054	0.01%	*	13.50~21.10	6/30/2014-5/6/2020
Yen-Yi Tseng	201,894	0.00%	*	20.40~21.10	12/19/2017-5/6/2020
Jerry Chang	529,860	0.01%	*	13.50~21.10	6/30/2014-5/6/2020
Chiu-Ming Cheng	290,000	0.00%	*	11.10~21.10	5/23/2015~5/6/2020
Ung Bae	90,000	0.00%	*	13.50~21.10	6/30/2014-5/6/2020
Chih-Hsiao Chung	62,230	0.00%	*	20.40~21.10	12/19/2017-5/6/2020
Kwai Mun Lee	0	0.00%	*	8.40~21.10	8/22/2013-5/6/2020
Samuel Liu	0	0.00%	*	20.4	5/6/2020
Cheng-Jung Wei	59,523	0.00%	-	-	-

(1)	Each option covers one of our common shares.
(2)
In addition to holding 1.06% of our common shares directly, Jason C.S. Chang is the sole shareholder and director of a company that holds all the outstanding shares of ASE Enterprises, which holds 17.45% of our common shares. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

*	The sum of the number of common shares held and the number of common shares issuable upon exercise of all options held is less than 1% of our total outstanding common shares.

Item 7.  Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth information known to us with respect to the beneficial ownership of our common shares, as of February 28, 2013, by each shareholder known by us to beneficially own more than 5% of our outstanding common shares and all directors, supervisors and executive officers as a group.

	Common Shares Beneficially Owned
Name of Shareholder or Group	Number	Percentage
ASE Enterprises(1)	1,327,202,773	17.45%
Directors, supervisors and executive officers as a group(2)	1,658,572,461	21.81%

(1)
ASE Enterprises is a company organized under the laws of Hong Kong. All of the outstanding shares of ASE Enterprises are held by a company organized under the laws of the British Virgin Islands in trust for the benefit of the family of our Chairman and Chief Executive Officer, Jason C.S. Chang, who is the sole shareholder and director of that company.

(2)	Includes shareholding of ASE Enterprises, J&R Holding Limited and Hung Ching.

The following table sets forth information relating to our common shares held directly by our consolidated subsidiaries and our equity method investee as of February 28, 2013.

	Common Shares Beneficially Owned
Name of Shareholder	Number	Percentage
ASE Test(1)	88,200,472	1.16%
ASE Test Taiwan(2)	10,978,776	0.14%
J&R Holding Limited(3)	46,703,763	0.61%
Hung Ching(4)	85,588,293	1.13%

(1)
ASE Test is our wholly-owned subsidiary. ASE Test’s ownership of our common shares is the result of the merger of ASE Chung Li  with and into us in August 2004 and subsequent dividends upon shares received in connection with this merger.

(2)	ASE Test Taiwan was our wholly-owned subsidiary as of February 28, 2013.

(3)
J&R Holding Limited is our wholly-owned subsidiary. J&R Holding Limited’s ownership of our common shares is the result of the merger of ASE Chung Li with and into us in August 2004 and subsequent dividends upon shares received in connection with this merger.

(4)	As of February 28, 2013, we held 26.22% of the outstanding shares of Hung Ching.

In connection with the merger of ASE Chung Li and ASE Material with and into ASE Inc. in August 2004, ASE Test and ASE Test Taiwan established a trust to hold and dispose of 149,175,000 and 5,000,000 of our common shares that were issued to them respectively, upon completion of the merger. As a result, the trustee appointed under the trust agreement has become one of our shareholders until such common shares are sold. As of February 28, 2013, the total amount of our common shares held by the trust was 97,800,691. See “—Related Party Transactions.”

As of February 28, 2013, none of our major shareholders had voting rights different from those of our other shareholders. There were no significant changes in our major shareholders or significant changes in the percentage ownership of any of our major shareholders in 2010, 2011 and 2012.

As of February 28, 2013, a total of 7,605,046,566 common shares were outstanding. With certain limited exceptions, holders of common shares that are not ROC persons are required to hold their common shares through a brokerage account in the ROC. As of February 28, 2013, 521,379,005 common shares were registered in the name of a nominee of Citibank, N.A., the depositary under our ADS deposit agreement. Citibank, N.A., has advised us that, as of February 28, 2013, 104,275,531 ADSs, representing 521,377,655 common shares, were held of record by

Cede & Co., and 269 ADSs, representing 1,345 common shares, were held by eight other U.S. persons. The remaining 5 common shares held by Citibank, N.A. are a result of fractional shares distributed during stock distributions on the common shares underlying the ADSs. We have no further information as to common shares held, or beneficially owned, by U.S. persons.

RELATED PARTY TRANSACTIONS

In recent years, we have awarded our cash bonuses to the employees of our subsidiaries as part of their compensation, based in part on our consolidated net income and the subsidiaries’ contribution to the consolidated income. We expect this practice to continue in the future.

In order to comply with Singapore law and ROC Company Law, trusts organized under ROC law have been established to hold and dispose of our common shares issued to ASE Test and ASE Test Taiwan in connection with the merger of ASE Chung Li and ASE Material into our company in August 2004. Under Section 76(1)(b)(ii) of the Companies Act, Chapter 50, of Singapore, ASE Test, a Singapore company, may not purport to acquire, directly or indirectly, shares or units of shares in our company, ASE Test’s parent company. Pursuant to the applicable trust agreements, the trustee under each trust is (1) the registered owner of the common shares, (2) authorized to exercise all of the rights as a shareholder of the common shares, (3) authorized to sell the common shares, subject to market conditions, when such common shares become available for resale under ROC law and in accordance with volume limitations under ROC law, at its sole discretion; provided such common shares are sold (i) in compliance with ROC laws and regulations, (ii) in an orderly manner in order to minimize the impact on the trading price of the common shares, and (iii) in a manner consistent with its fiduciary duties owed to ASE Test and (4) able to transfer and deliver to ASE Test or ASE Test Taiwan the proceeds from the sale of our common shares and any cash dividends distributed, as the case may be. In February 2010, to complete the tender offer to acquire Universal Scientific, ASE Test transferred 141,808,499 shares to the shareholders of Universal Scientific. Neither ASE Test nor ASE Test Taiwan have any rights with respect to the common shares held in trust pursuant to the applicable trust agreements other than the right to receive the proceeds from the sale of such common shares and cash dividends declared while the shares remain in trust. As of February 28, 2013, these trusts held 88,200,472 of our common shares issued to ASE Test and 9,600,219 of our common shares issued to ASE Test Taiwan.

We have historically provided the promissory notes as guarantees to some of our subsidiaries. As of December 31, 2012, we endorsed and guaranteed the bonds issued by our subsidiary, Anstock Limited, in the amount of RMB744.3 million (US$119.5 million). Other than such guarantee, we have no other contingent obligations.

In 2011, Universal Scientific entered into contracts to transfer equipments, lands and buildings to its subsidiary UGTW for a total consideration of NT$883.8 million.

In October 2011, we entered into a contract to dispose of the K9 factory-administration building in Nantze Export Processing Zone, Taiwan, to ASE Electronics, our wholly owned subsidiary, for a consideration of NT$780.0 million.

On November 17, 2011, ASESH AT acquired 10% equity of Shanghai Ding Hui Real Estate Development Co., Ltd., or Ding Hui, from Kunshan Ding Yao Real Estate Development Co., Ltd., or Ding Yao, of which the chairman of the board of directors is also our president, for a consideration of RMB 221.5 million.

In May 2012, we and ASE Test Taiwan acquired the K12 factory administration building in Nontze Export Processing Zone, Taiwan, from Hung Ching for a consideration of NT1,429.7 million (US$49.2 million).

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

On January 4, 2012, the court held a case management conference where the stay was lifted in both California district court cases -- the original 2006 case, and the 2008 declaratory judgment case.  The 2008 declaratory judgment action was voluntarily dismissed shortly after the stay was lifted, and discovery is ongoing in the original 2006 case, where the Court has scheduled trial for April 2014.  Since the stay was lifted in the original 2006 case, Tessera has narrowed its infringement accusations by dropping two of the five originally-asserted patents.  Moreover, ASE further narrowed the scope of the case by successfully moving for summary judgment against certain aspect of Tessera’s breach of license claim.

The United States Patent and Trademark Office, or PTO, also instituted reexamination proceedings on all six Tessera patents at issue in the two California cases and the ITC proceedings.  Since the dismissal of the 2008 case and the narrowing of Tessera's claims in the 2006 case, one reexamination proceeding remains ongoing with respect to one of the three remaining asserted patents .

It is not possible to predict the outcome of the remaining California litigation, the reexamination proceedings, or the total costs of resolving these disputes.

DIVIDENDS AND DIVIDEND POLICY

We have historically paid dividends on our common shares with respect to the results of the preceding year following approval by our shareholders at the annual general meeting of shareholders. We have paid annual dividends on our common shares since 1989, except in 2002 and 2006 when we did not pay any dividend due to the losses we incurred in the 2001 and 2005 fiscal years, respectively. On April 8, 2013, our board of directors adopted resolutions to pay cash dividends of NT$1.05 per share based on the 7,607,594,106 shares registered as of March 28, 2013. This proposal is awaiting shareholders’ approval and the actual cash dividends per share will be adjusted by any fluctuations in the number of our shares due to, for example, the exercise of share options.

The following table sets forth the stock dividends paid during each of the years indicated and related information.

	Cash Dividends Per Common Share	Stock Dividends Per Common Share(1)	Total Common Shares Issued as Stock Dividends	Outstanding Common Shares on Record Date(2)	Percentage of Outstanding Common Shares Represented by Stock Dividends
	NT$	NT$
2005	0.10	1.00	411,221,140	4,113,744,200	10.0%
2006	–	–	–	4,592,508,620	–
2007	1.48	1.48	694,101,071	4,645,295,431	14.9%
2008	1.71	0.29	158,766,146	5,484,848,118	2.9%
2009	0.50	–	–	5,474,320,814	–
2010	0.36	1.00	549,497,078	5,500,216,994	10.0%
2011	0.65	1.15	695,735,660	6,055,261,112	11.5%
2012	0.65	1.40	931,599,554	6,659,893,672	14.0%

(1)
Stock dividends were paid out from retained earnings and capital surplus. Holders of common shares receive as a stock dividend the number of common shares equal to the NT dollar value per common share of the dividend declared multiplied by the number of common shares owned and divided by the par value of NT$10 per share. Fractional shares are not issued but are paid in cash.

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

Item 9.  The Offer and Listing

OFFER AND LISTING DETAILS

Our common shares were first issued in March 1984 and have been listed on the Taiwan Stock Exchange since July 1989. The Taiwan Stock Exchange is an auction market where the securities traded are priced according to supply and demand through announced bid and ask prices. As of February 28, 2013, there were an aggregate of 7,605,046,566 of our common shares outstanding. The following table sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Taiwan Stock Exchange for the common shares and the high and low of the daily closing values of the Taiwan Stock Exchange Index. The closing price for our common shares on the Taiwan Stock Exchange on April 12, 2013 was NT$24.30 per share.

	Closing Price per Share		Adjusted Closing Price per Share(1)		Average Daily Trading Volume	Taiwan Stock Exchange Index
	High	Low	High	Low	(in thousands of shares)	High	Low
	NT$	NT$	NT$	NT$
2008	34.25	9.85	22.50	6.39	24,392	9,295.2	4,089.9
2009	29.10	10.75	21.52	7.07	33,646	8,188.1	4,242.6
2010	35.50	21.95	26.85	16.19	32,137	8,972.5	7,071.7
2011	37.60	24.00	28.50	20.48	32,247	9,145.4	6,633.3
First Quarter	37.60	30.25	28.50	22.72	38,948	9,145.4	8,234.8
Second Quarter	36.20	28.75	27.41	21.54	26,475	9,062.4	8,478.9
Third Quarter	32.70	24.00	25.22	20.48	36,799	8,824.4	6,877.1
Fourth Quarter	28.50	24.70	24.43	21.10	27,156	7,622.0	6,633.3
2012	31.10	20.15	26.71	18.73	24,667	8,144.0	6,894.7
First Quarter	31.10	25.50	26.71	21.80	31,048	8,144.0	6,952.2
Second Quarter	30.35	24.10	26.06	20.57	21,701	7,862.9	6,894.7
Third Quarter	26.00	22.00	23.40	18.73	25,832	7,781.9	6,970.7
Fourth Quarter	25.20	20.15	25.20	20.15	20,702	7,757.1	7,088.5
October	22.80	20.15	22.80	20.15	20,745	7,718.7	7,091.7
November	24.35	21.65	24.35	21.65	23,084	7,580.2	7,088.5
December	25.20	23.90	25.20	23.90	18,162	7,757.1	7,519.9
2013
First Quarter	26.80	23.60	26.80	23.60	21,873	8,038.7	7,616.6
January	26.80	23.90	26.80	23.90	23,862	7,850.0	7,616.6
February	25.15	23.60	25.15	23.60	24,265	8,029.1	7,856.0
March	25.65	24.00	25.65	24.00	18,308	8,038.7	7,796.2
Second Quarter
April (through April 12)	25.00	24.05	25.00	24.05	13,727	7,942.4	7,728.5

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

Our ADSs have been listed on the New York Stock Exchange under the symbol “ASX” since September 26, 2000. The outstanding ADSs are identified by the CUSIP number 00756M404. As of February 28, 2013, a total of 104,275,531 ADSs were outstanding. The following table sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs and the highest and lowest of the daily closing values of the New York Stock Exchange Index. The closing price for our ADSs on the New York Stock Exchange on April 12, 2013 was US$4.04 per ADS.

	Closing Price per ADS		Adjusted Closing Price per ADS(1)		Average Daily Trading Volume	New York Stock Exchange Index
	High	Low	High	Low	(in thousands of ADSs)	High	Low
	US$	US$	US$	US$
2008	5.57	1.42	4.68	1.31	622	9,656.00	4,651.21
2009	4.63	1.49	4.39	1.38	1,188	7,261.24	4,226.31
2010	5.82	3.39	5.58	3.25	867	7,964.02	6,434.81
2011	6.55	4.04	6.28	3.95	1,346	8,671.41	6,571.45
First Quarter	6.55	5.22	6.28	5.01	1,454	8,507.90	7,929.87
Second Quarter	6.29	5.04	6.03	4.83	1,270	8,671.41	7,963.60
Third Quarter	5.75	4.04	5.51	3.95	1,543	8,476.13	6,726.62
Fourth Quarter	4.77	4.05	4.66	3.96	1,116	7,813.99	6,571.45
2012	5.27	3.54	5.15	3.54	1,065	8,516.43	7,285.53
First Quarter	5.27	4.37	5.15	4.27	1,404	8,297.47	7,557.68
Second Quarter	5.16	3.96	5.04	3.87	1,190	8,281.12	7,285.53
Third Quarter	4.26	3.63	4.17	3.55	918	8,458.87	7,590.61
Fourth Quarter	4.28	3.54	4.28	3.54	750	8,516.43	7,896.88
October	3.90	3.54	3.90	3.54	876	8,446.51	8,179.26
November	4.13	3.71	4.13	3.71	828	8,312.35	7,896.88
December	4.28	4.09	4.28	4.09	538	8,516.43	8,223.54
2013
First Quarter	4.63	3.92	4.63	3.92	766	9,127.96	8,604.38
January	4.63	3.99	4.63	3.99	743	8,935.64	8,604.38
February	4.14	3.92	4.14	3.92	764	9,004.39	8,719.40
March	4.30	3.94	4.30	3.94	791	9,127.96	8,874.19
Second Quarter
April (through April 12)	4.09	3.92	4.09	3.92	531	9,324.02	8,893.39

(1)	As adjusted retroactively to give effect to stock dividends paid in the periods indicated.

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

We were incorporated on March 23, 1984 as a company limited by shares under the ROC Company Law. Our authorized capital was NT$95 billion, divided into 9,500 million common shares, 7,605,046,566 of which were outstanding as of February 28, 2013. We do not have any equity in the form of preference shares or otherwise outstanding as of the date of this annual report.

With the approval of our board of directors and the ROC Financial Supervisory Commission, we may grant stock options to our employees, provided that NT$8,000 million of our authorized capital (800 million common shares) is reserved for employee stock options and that the shares to be issued under any option plan shall not exceed 10% of our outstanding common shares and the total number of shares to be issued under all option plans shall not exceed 15% of our outstanding common shares. The exercise price of an option shall not be less than the closing price of our common shares on the Taiwan Stock Exchange on the grant date of the option. As of March 31, 2013, we had granted 685,690,500 options pursuant to employee stock option plans established on August 28, 2002, May 27, 2004, November 22, 2007 and April 20, 2010 to our full-time employees, including our domestic and foreign subsidiaries. See “Item 6. Directors, Senior Management and Employees—Compensation—ASE Inc. Employee Bonus and Stock Option Plans.”

Directors

Our Articles of Incorporation provide that we are to have from seven to nine directors with tenures of three years who are elected at a shareholders’ meeting. In addition, two of our directors will be required to be independent directors. There is no minimum amount of shares necessary to stand for election to a directorship. Many of our directors are representatives appointed by corporate shareholders which appoint individual representatives. Re-elections are allowed. The directors have certain powers and duties, including devising operations strategy, proposing to distribute dividends or make up losses, proposing to increase or decrease capital, reviewing material internal rules and contracts, hiring and discharging the general manager, establishing and dissolving branch offices, reviewing budgets and financial statements and other duties and powers granted by or in accordance with the ROC Company Law, our Articles of Incorporation or shareholders resolutions.

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

At the annual general  meeting of shareholders, our board of directors submits to the shareholders for their approval any proposal for the distribution of dividends or the making of any other distribution to shareholders from our net income for the preceding fiscal year. All common shares outstanding and fully paid as of the relevant record date are entitled to share equally in any dividend or other distribution so approved. Dividends may be distributed in cash, in the form of common shares or a combination of the two, as determined by the shareholders at the meeting. According to our Articles of Incorporation, we have a general policy that cash dividend distribution should not be lower than 30% of the total dividend amount and the remainder be distributed as stock dividends. See “Item 8. Financial Information—Dividends and Dividend Policy.”

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

Changes in Share Capital

Under ROC Company Law, any change in the authorized share capital of a company limited by shares requires an amendment to its Articles of Incorporation. In the case of a public company such as ourselves, we must also obtain the approval of, or submit a report to, the ROC Financial Supervisory Commission and the Kaohsiung Export Processing Zone Administration. Authorized but unissued common shares may be issued, subject to applicable ROC law, upon terms as our board of directors may determine. Our authorized share capital was NT$95 billion, divided into 9,500 million common shares with a face value of NT$10 per share as of March 31, 2013.

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

In addition, in accordance with the ROC Securities and Exchange Law, a public company that intends to offer new shares for cash must offer to the public at least 10% of the shares to be sold, except under certain circumstances or when exempted by the ROC Financial Supervisory Commission. This percentage can be increased by a resolution passed at a shareholders’ meeting, which would diminish the number of new shares subject to the preemptive rights of existing shareholders.

These preemptive rights provisions do not apply to offerings of new shares through a private placement approved at a shareholders’ meeting.

Meetings of Shareholders

We are required to hold an annual general meeting of our shareholders within six months following the end of each fiscal year. These meetings are generally held in Kaohsiung, Taiwan. Any shareholder who holds 1% or more of our issued and outstanding shares may submit one written proposal for discussion at our annual general meeting. Extraordinary shareholders’ meetings may be convened by resolution of the board of directors or by the board of directors upon the written request of any shareholder or shareholders who have held 3% or more of the outstanding common shares for a period of one year or longer. Shareholders’ meetings may also be convened by a supervisor. Notice in writing of meetings of shareholders, stating the place, time and purpose, must be dispatched to each shareholder at least 30 days, in the case of annual general meetings, and 15 days, in the case of extraordinary meetings, before the date set for each meeting. A majority of the holders of all issued and outstanding common shares present at a shareholders’ meeting constitutes a quorum for meetings of shareholders.

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

A shareholder may be represented at an annual general or extraordinary meeting by proxy if a valid proxy form is delivered to us five days before the commencement of the annual general or extraordinary shareholders’ meeting. Shareholders may exercise their voting rights by way of a written ballot or by way of electronic transmission if the voting decision is delivered to us two days before the commencement of the annual general or extraordinary shareholders’ meeting.

Holders of ADSs do not have the right to exercise voting rights with respect to the underlying common shares, except as described in the deposit agreement.

Other Rights of Shareholders

Under the ROC Company Law, dissenting shareholders are entitled to appraisal rights in certain major corporate actions such as a proposed amalgamation by the company. If agreement with the company cannot be reached, dissenting shareholders may seek a court order for the company to redeem all of their shares. Shareholders may exercise their appraisal rights by serving written notice on the company prior to or at the related shareholders’ meeting and/or by raising and registering an objection at the shareholders’ meeting. In addition to appraisal rights, shareholders have the right to sue for the annulment of any resolution adopted at a shareholders’ meeting where the procedures were legally defective within 30 days after the date of the shareholders’ meeting. One or more shareholders who have held 3% or more of the issued and outstanding shares of a company for a period of one year or longer may require a supervisor to bring a derivative action on behalf of the company against a director as a result of the director's unlawful actions or failure to act.

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

Register of Shareholders and Record Dates

Our share registrar, President Securities Corp., maintains our register of shareholders at its offices in Taipei, Taiwan. Under the ROC Company Law and our Articles of Incorporation, we may, by giving advance public notice, set a record date and close the register of shareholders for a specified period in order for us to determine the shareholders or pledgees that are entitled to rights pertaining to the common shares. The specified period required is as follows:

•	annual general meeting—60 days;

•	extraordinary shareholders’ meeting—30 days; and

•	relevant record date—5 days.

Annual Financial Statements

At least ten days before the annual general meeting, our annual financial statements must be available at our principal executive office in Kaohsiung, Taiwan for inspection by the shareholders.

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

We may purchase our common shares on the Taiwan Stock Exchange or by means of a public tender offer. These transactions require the approval of a majority of our board of directors at a meeting in which at least two-

thirds of the directors are in attendance. The total amount of common shares purchased for treasury stock may not exceed 10% of the total issued shares. In addition, the total cost of the purchased shares shall not exceed the aggregate amount of our retained earnings, any premium from share issuances and the realized portion of our capital reserve.

We may not pledge or hypothecate any of our shares purchased by us. In addition, we may not exercise any shareholders’ right attaching to such shares. In the event that we purchase our shares on the Taiwan Stock Exchange, our affiliates, directors, supervisors, managers, and their respective spouses and minor children and/or nominees are prohibited from selling any of our shares during the period in which we are purchasing our shares.

Pursuant to the ROC Company Law, an entity in which our company directly or indirectly owns more than 50% of the voting shares or paid-in capital, which is referred to as a controlled entity, may not purchase our shares. Also, if our company and a controlled entity jointly own, directly or indirectly, more than 50% of the voting shares or paid-in capital of another entity, which is referred to as a third entity, the third entity may not purchase shares in either our company or a controlled entity.

Liquidation Rights

In the event of our liquidation, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed pro rata to the shareholders in accordance with the relevant provisions of the ROC Company Law and our Articles of Incorporation.

Transfer Restrictions

Substantial Shareholders

The ROC Securities and Exchange Law currently requires:

•
each director, supervisor, manager, or substantial shareholder (that is, a shareholder who holds more than 10% shares of a company), and their respective spouses, minor children or nominees, to report any change in that person’s shareholding to the issuer of the shares and the ROC Financial Supervisory Commission; and

•
each director, supervisor, manager, or substantial shareholder, and their respective spouses, minor children or nominees, after acquiring the status of director, supervisor, manager, or substantial shareholder for a period of six months, to report his or her intent to transfer any shares on the Taiwan Stock Exchange to the ROC Financial Supervisory Commission at least three days before the intended transfer, unless the number of shares to be transferred does not exceed 10,000 shares.

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

•
in any case, 5% of the average trading volume (number of shares) on the Taiwan Stock Exchange for the ten consecutive trading days preceding the reporting day on which the director, supervisor, manager or substantial shareholder reports the intended share transfer to the ROC Financial Supervisory Commission.

These restrictions do not apply to sales or transfers of our ADSs.

MATERIAL CONTRACTS

Equity Purchase Agreement between Us and Shareholders of Yang Ting

On January 13, 2012, we entered into share purchase agreements with shareholders of Yang Ting in connection with the acquisition of 100.0% of Yang Ting, for a purchase price of NT$300.0 million (US$10.3 million). See “Item 4. Information on the Company—History and Development of the Company—Acquisition of Yang Ting” for more information.

Equity Purchase Agreement between ASESH AT and Ding Yao in respect of Ding Hui

On November 17, 2011, we, through our subsidiary ASESH AT, entered into an equity purchase agreement with Ding Yao in connection with the acquisition of 10% equity of Ding Hui for a consideration of RMB 221.5 million.

Equity Purchase Agreement between PowerASE and Shareholders of Lu-Chu

On October 25, 2011, we, through our subsidiary PowerASE, entered into equity purchase agreements with shareholders of Lu-Chu. In connection with the acquisition, we purchased a total of 82.27% equity of Lu-Chu for a total consideration of NT$1,331.7 million.

FOREIGN INVESTMENT IN THE ROC

Historically, foreign investment in the ROC securities market has been restricted. Since 1983, the ROC government has periodically enacted legislation and adopted regulations to permit foreign investment in the ROC securities market.

On September 30, 2003, the Executive Yuan approved an amendment to Regulations Governing Investment in Securities by Overseas Chinese and Foreign National, or the Regulations, which took effect on October 2, 2003. According to the Regulations, the ROC Financial Supervisory Commission, abolished the mechanism of the “qualified foreign institutional investors” and “general foreign investors” as stipulated in the Regulations before the amendment.

Under the Regulations, foreign investors (other than PRC persons) are classified as either “onshore foreign investors” or “offshore foreign investors” according to their respective geographical location. Both onshore and offshore foreign investors are allowed to invest in ROC securities after they register with the Taiwan Stock Exchange. The Regulations further classify foreign investors into foreign institutional investors and foreign individual investors. “Foreign institutional investors” refer to those investors incorporated and registered in accordance with foreign laws outside of the ROC (i.e., offshore foreign institutional investors) or their branches set up and recognized within the ROC (i.e., onshore foreign institutional investors). Offshore overseas Chinese and foreign individual investors may be subject to a maximum investment ceiling that will be separately determined by the ROC Financial Supervisory Commission, after consultation with the Central Bank of the Republic of China (Taiwan). Currently, there is no maximum investment ceiling for offshore overseas Chinese and foreign individual investors. On the other hand, foreign institutional investors are not subject to any ceiling for investment in the ROC securities market.

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

Foreign investors (other than PRC persons) who wish to make (i) direct investments in the shares of ROC private companies or (ii) investment in 10% or more of the equity interest of an ROC company listed on the Taiwan Stock Exchange or the Over-the-Counter (GreTai) Securities Market in any single transaction, are required to submit a foreign investment approval application to the Investment Commission of the Ministry of Economic Affairs of the

ROC or other applicable government authority. The Investment Commission or such other government authority reviews each foreign investment approval application and approves or disapproves each application after consultation with other governmental agencies (such as the Central Bank of the Republic of China (Taiwan) and the ROC Financial Supervisory Commission).

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

The ROC Financial Supervisory Commission, announced on April 30, 2009 the Regulations Governing Mainland China Investors’ Securities Investments and Futures Trading in Taiwan (“PRC Regulations”). According to the PRC Regulations, a PRC qualified domestic institutional investor ("QDII") is allowed to invest in ROC securities (including less than 10% shareholding of an ROC company listed on Taiwan Stock Exchange or Over-the-Counter (GreTai) Securities Market). Nevertheless, the total investment amount of QDIIs cannot exceed US$500 million. The custodians of QDIIs must apply with the Taiwan Stock Exchange for the remittance amount for each QDII, which cannot exceed US$100 million, and QDII can only invest in the ROC securities market with the amount approved by the Taiwan Stock Exchange. In addition, QDIIs are currently prohibited from investing in certain industries, and their investment of certain other industries in a given company is restricted to a certain percentage pursuant to a list promulgated by the ROC Financial Supervisory Commission and amended from time to time. PRC investors other than QDII are prohibited from making investments in an ROC company listed on the Taiwan Stock Exchange or the Over-the-Counter (GreTai) Securities Market if the investment is less than 10% of the equity interest of such ROC company.

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

In addition to the general restriction against direct investment by PRC investors in securities of ROC companies, PRC investors may only invest in certain industries in the “positive list”, as promulgated by the Executive Yuan. Furthermore, a PRC investor who wishes to be elected as an ROC company’s director or supervisor shall also submit an investment approval application to the Investment Commission of the ROC Ministry of Economic Affairs or other government authority for approval.

EXCHANGE CONTROLS

ROC Exchange Controls

The ROC Foreign Exchange Control Law and regulations provide that all foreign exchange transactions must be executed by banks designated by the ROC Financial Supervisory Commission and by the Central Bank of the Republic of China (Taiwan) to engage in such transactions. Current regulations favor trade-related foreign exchange transactions. Consequently, foreign currency earned from exports of merchandise and services may now be retained and used freely by exporters, and all foreign currency needed for the importation of merchandise and services may be purchased freely from the designated foreign exchange banks.

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

Dividends

Dividends (whether in cash or common shares) declared by us out of retained earnings and distributed to a non-ROC holder are subject to ROC withholding tax, currently at the rate of 20% (unless the tax treaties provide a preferable tax rate) on the amount of the distribution (in the case of cash dividends) or on the par value of the distributed common shares (in the case of stock dividends). A 10% undistributed earnings tax is imposed on a ROC company for its after-tax earnings generated after January 1, 1998 which are not distributed in the following year. The undistributed earnings tax so paid will further reduce the retained earnings available for future distribution. When we declare a dividend out of those retained earnings, an amount in respect of the undistributed earnings tax, up to a maximum amount of 10% of the dividend to be distributed, will be credited against the 20% withholding tax imposed on the non-ROC holders.

Distributions of stock dividends out of capital reserves will not be subject to withholding tax.

Capital Gains

Under ROC law, capital gain realized upon the sale or other disposition of securities prior to January 1, 2013 is exempt from ROC income tax. However, starting from January 1, 2013, capital gain realized upon the sale or other disposition of securities by individuals, no matter whether they are residents or non-residents, is subject to 15% income tax.  The amount of capital gain is calculated by deducting cost and necessary expenses in respect of the securities transaction from revenues.  Hence, starting from January 1, 2013, capital gain derived from the sale of common shares is subject to 15% income tax. Capital loss incurred from the sale or disposition of shares can be deducted from capital gains in the same calendar year when calculating the net capital gains and income tax liability, but cannot be carried forward. In addition, only 50% of the net capital gains will be subject to ROC income tax if an individual has directly held the underlying shares for one year or longer.

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

Subscription Rights

Distributions of statutory subscription rights for the common shares in compliance with the ROC Company Act are currently not subject to ROC tax. Income derived from sales of statutory subscription rights evidenced by securities are subject to 15% income tax starting from January 1, 2013 and are subject to securities transaction tax, currently at the rate of 0.3% of the gross amount received. Income derived from sales of statutory subscription rights which are not evidenced by securities are treated as income generated from property transactions and are subject to income tax at a fixed rate of 20% of the income if the seller is a non-ROC holder. Subject to compliance with ROC law, we, in our sole discretion, may determine whether statutory subscription rights are evidenced by securities.

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

Tax Treaty

At present, the ROC has income tax treaties with Indonesia, Singapore, New Zealand, Australia, the United Kingdom, South Africa, Gambia, Swaziland, Malaysia, Macedonia, the Netherlands, Senegal, Sweden, Belgium, Denmark, Israel, Vietnam, Paraguay, Hungary, France, India, Slovakia, Switzerland, Germany and Thailand. These tax treaties may limit the rate of ROC withholding tax on dividends paid with respect to common shares issued by ROC companies. A non-ROC holder of ADSs will be considered as the beneficial owner of common shares for the purposes of such treaties. Accordingly, holders of ADSs who wish to apply a reduced withholding tax rate that is provided under a tax treaty should consult their own tax advisers concerning such application. The United States does not have an income tax treaty with the ROC.

United States Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences of the ownership and disposition of common shares or ADSs to those U.S. holders described below who hold such common shares or ADSs as capital assets for U.S. federal income tax purposes. As used herein, a “U.S. Holder” is a beneficial owner of common shares or ADSs that is for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States or of any political subdivision of the United States; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

This discussion assumes that we are not a passive foreign investment company, as discussed below.

This discussion does not address all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances. In particular, it does not address all of the tax consequences that may be relevant to holders subject to special rules, including:

•	persons subject to the alternative minimum tax;

•	persons subject to taxation under the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), known as the Medicare contribution tax;

•	insurance companies;

•	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs”;

•	dealers or traders in securities who use a mark-to-market method of accounting for U.S. federal income tax purposes;

•	certain financial institutions;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons holding common shares or ADSs in connection with a trade or business conducted outside of the U.S.;

•	persons who hold or will hold common shares or ADSs as part of a straddle, hedge, conversion transaction, integrated transaction or similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	persons who own or are deemed to own 10% or more of our voting stock; or

•	persons who acquired our common shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation.

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

This discussion is based on the Code, final, temporary and proposed Treasury regulations, administrative pronouncements and judicial decisions, all as of the date hereof. These laws and regulations are subject to change, possibly with retroactive effect. This discussion is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

In general, for U.S. federal income tax purposes, a U.S. Holder who owns ADSs should be treated as the owner of the common shares represented by the ADSs. Accordingly, no gain or loss should be recognized if a U.S. holder exchanges ADSs for the common shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before delivery of shares to the depositary (“pre-release”), or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of American depositary shares. Such actions would also be inconsistent with the claiming of the preferential rates of tax applicable to dividends received by certain non-corporate U.S. holders. Accordingly, the creditability of ROC taxes and the availability of the preferential tax rates for dividends received by certain non-corporate U.S. Holders, both described below, could be affected by actions that may be taken by such parties or intermediaries.

U.S. Holders should consult their tax advisers with regard to the application of the U.S. federal income tax laws to their common shares or ADSs as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Dividends

Distributions paid on common shares or ADSs (other than certain pro rata distributions of common shares to all shareholders, including holders of ADSs), including the amount of any ROC taxes withheld thereon, reduced by any credit against the withholding tax on account of the 10% retained earnings tax imposed on us, generally will constitute foreign-source dividend income to the extent paid out of our current or accumulated earnings and profits as determined in accordance with U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. The amount a U.S. Holder will be required to include in income for any dividend paid in NT dollars will be equal to the U.S. dollar value of the NT dollars paid, calculated by reference to the exchange rate in effect on the date the payment is received by the depositary (in the case of ADSs) or by a U.S. Holder (in the case of common shares), regardless of whether the payment is in fact converted into U.S. dollars on the date of receipt. If a U.S. Holder does not convert the amount of any dividend income received into U.S. dollars on the date of receipt and subsequently realizes gain or loss on a sale or other disposition of NT dollars, such gain or loss generally will be U.S.-source ordinary income or loss. The amount of any taxable distribution of property other than cash will be the fair market value of such property on the date of distribution. The amount of any dividend will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code.

Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, under current law, certain dividends paid by qualified foreign corporations to certain noncorporate U.S. Holders are taxable at the preferential rates applicable to long-term capital gain. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the New York Stock Exchange, where our ADSs are traded. U.S. Holders should consult their tax advisers to determine whether these preferential rates may apply to dividends they receive and whether they are subject to any special rules that limit their ability to be taxed at these preferential rates.

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

Certain pro rata distributions of common shares by a company to its shareholders, including holders of ADSs, will not be subject to U.S. federal income tax. Accordingly, these distributions will not give rise to U.S. federal income against which the ROC tax imposed on these distributions may be credited. U.S. Holders should consult their tax advisers as to whether any ROC tax imposed on these pro rata distributions of common shares may be creditable against their foreign-source income from other sources.

Capital Gains

A U.S. Holder generally will recognize U.S.-source capital gain or loss for U.S. federal income tax purposes on the sale or exchange of common shares or ADSs, which will be long-term capital gain or loss if the common shares or ADSs were held for more than one year. The amount of gain or loss will be equal to the difference between the U.S. Holder’s tax basis in the common shares or ADSs disposed of and the amount realized on disposition, in each case as determined in U.S. dollars. A U.S. Holder’s basis in its common shares or ADSs will generally equal the U.S. Holder’s cost of such ADSs or common shares. If a U.S. Holder receives common stock or ADSs in a non-taxable pro rata distribution with respect to its ADSs or common shares (“new securities”), the basis of such new securities must be determined by allocating the basis of the ADSs or common shares with respect to which the new securities were issued (“old securities”) between the old securities and new securities in proportion to their fair market values on the date of distribution. U.S. Holders should consult their tax advisers about the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate taxpayers, and capital losses, the deductibility of which may be limited.

Passive Foreign Investment Company Rules

We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our 2012 taxable year. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year.

If we were treated as a PFIC for any taxable year during which a U.S. Holder held a common share or an ADS, certain adverse consequences could apply to that U.S. Holder. If we were a PFIC for any taxable year during which a U.S. Holder held a common share or an ADS, such U.S. Holder may be required to file a report with the Internal Revenue Service containing such information as the U.S. Treasury may require.

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

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

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

We entered into several interest rate swap contracts to mitigate the interest rate risk on our long-term loans. In August 2008, we entered into a set of contracts in the amount of NT$12,000.0 million, all of which matured in March 2013. In February 2009, we entered into another set of contracts in the amount of NT$5,500.0 million, all of which matured in March 2013. The notional amounts as of December 31, 2012 for the two sets of interest rate swap contracts were NT$1,740.0 million and NT$797.5 million, respectively. Interest receipt and payment were based on a floating rate of 0.887% and fixed rates of 0.96% to 2.48% as of December 31, 2012. See note 26(h) to our consolidated financial statements for details of these contracts.

The fair value of these contracts as of December 31, 2012 was negative NT$4.5 million (US$0.2 million) and we recognized them as hedging derivative liabilities-current with an adjustment to shareholders’ equity.

The tables below set forth information relating to our significant obligations, including interest rate swap, short-term borrowings and long-term borrowings, including bank loans and capital lease obligations and bonds payable, that are sensitive to interest rate fluctuations as of December 31, 2012.

	Expected Maturity Date
	2013	2014	2015	2016	2017	Thereafter	Total	Fair Value
	(in millions, except percentage)
Interest Rate Swaps
Variable to Fixed (NT$)	2,537.5	–	–	–	–	–	2,537.5	(4.5)
Average pay rate	2.00%	–	–	–	–	–	2.00%
Average receive rate	0.89%	–	–	–	–	–	0.89%

	Expected Maturity Date
	2013	2014	2015	2016	2017	Thereafter	Total	Fair Value
	(in millions, except percentages)
Short-term borrowings:
Variable rate (NT$)	4,199.0	–	–	–	–	–	4,199.0	4,199.0
Average interest rate	1.26%	–	–	–	–	–	1.26%
Variable rate (US$)	410.7	–	–	–	–	–	410.7	410.7
Average interest rate	1.71%	–	–	–	–	–	1.71%
Variable rate (RMB)	4,465.7	–	–	–	–	–	4,465.7	4,465.7
Average interest rate	5.28%	–	–	–	–	–	5.28%
Variable rate (EUR)	3.3	–	–	–	–	–	3.3	3.3
Average interest rate	3.08%	–	–	–	–	–	3.08%

Long-term borrowings:
Variable rate (NT$)	5,395.1	8,445.9	3,035.6	77.8	77.8	38.9	17,071.1	17,071.1
Average interest rate	1.93%	1.64%	1.78%	2.03%	2.17%	2.19%	1.76%
Fixed rate (NT$)	0.0	0.0	0.1	8,000.0	–	–	8,000.1	8,000.1
Average interest rate	10.59%	10.59%	10.59%	1.45%	–	–	1.45%
Variable rate (US$)	114.6	436.5	135.0	–	–	–	686.1	686.1
Average interest rate	1.70%	2.17%	2.93%	–	–	–	2.24%
Fixed rate (US$)	1.6	0.0	0.1	–	–	–	1.7	1.7
Average interest rate	3.69%	5.97%	6.12%	–	–	–	3.87%
Variable rate (RMB)	–	–	0.7	–	–	–	0.7	0.7
Average interest rate	–	–	6.57%	–	–	–	6.57%
Fixed rate (RMB)	–	150.0	–	500.0	–	–	650.0	650.0
Average interest rate	–	3.13%	–	4.25%	–	–	3.99%

Foreign Currency Exchange Rate Risk. Our foreign currency exposure gives rise to market risk associated with exchange rate movements against the NT dollar, our functional currency. Currently, the majority of our revenues are denominated in U.S. dollars, with a portion denominated in NT dollars and Japanese yen. Our costs of revenues and operating expenses are incurred in several currencies, primarily in NT dollars, U.S. dollars, RMB, Japanese yen, Korean won, as well as, to a lesser extent, Singapore dollars and Malaysian ringgit. In addition, a substantial portion of our capital expenditures, primarily for the purchase of packaging and testing equipment, has been, and is expected to continue to be, denominated primarily in U.S. dollars with the remainder in Japanese yen. The majority of our borrowings are denominated in NT dollars, U.S. dollars and RMB. Fluctuations in exchange rates, primarily among the U.S. dollar against the NT dollar, RMB and the Japanese yen, will affect our costs and operating margins and could result in exchange losses and increased costs in NT dollar and other local currency terms.

Despite hedging and mitigating techniques implemented by us, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations. We recorded net foreign exchange gains of NT$317.6 million, NT$36.2 million and NT$965.4 million (US$33.2 million) in 2010, 2011 and 2012, respectively. In 2010, 2011 and 2012, the average exchange rate of the NT dollar to the U.S. dollar was 31.40, 29.42 and 29.47, respectively, calculated based on the statistical release by the Federal Reserve Board. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign currency exchange rates, we utilize currency forward contracts and swap contracts from time to time to reduce the impact of foreign currency fluctuations on our results of operations. Our policy is to account for these contracts on a mark-to-market rate basis.

The table below sets forth our outstanding forward exchange contracts and swap contracts, for which the expected maturity dates are in 2013, in aggregate terms by type of contract as of December 31, 2012.

Forward Exchange Contracts and Swap Contracts

	Forward Exchange Contracts	Swap Contracts

Buy US$ against NT$
Notional Amount	US$1 million	US$1,011.5 million
Weighted Average Strike Price	US$/NT$29.104	US$/NT$29.280
Fair Value	Negative US$0.002 million	Negative US$11.648 million

Sell US$ against NT$
Notional Amount	-	US$182.5 million
Weighted Average Strike Price	-	US$/NT$ 29.123
Fair Value	-	US$0.547 million

Sell US$ against RMB
Notional Amount	US$37 million	US$40 million
Weighted Average Strike Price	US$/RMB 6.276	US$/RMB 6.299
Fair Value	Negative US$0.015 million	Negative US$0.035 million

Sell US$ against JP¥
Notional Amount	US$35.3 million	US$64.0 million
Weighted Average Strike Price	US$/JP¥ 83.456	US$/JP¥ 82.550
Fair Value	Negative US$1.162 million	Negative US$2.788 million

Sell US$ against MYR
Notional Amount	US$8 million	-
Weighted Average Strike Price	US$/MRY 3.069	-
Fair Value	US$0.018 million	-

Sell US$ against SGD
Notional Amount	US$9.5 million	-
Weighted Average Strike Price	US$/SGD 1.220	-
Fair Value	Negative US$0.012 million	-

Sell US$ against KRW
Notional Amount	US$18 million	-
Weighted Average Strike Price	US$/KRW1,076.039	-
Fair Value	US$0.055 million	-

	Forward Exchange Contracts	Swap Contracts

Sell US$ against EUR
Notional Amount	US$1.4 million	-
Weighted Average Strike Price	EUR/US$ 1.280	-
Fair Value	US$0.046 million	-

Buy US$ against EUR
Notional Amount	US$0.7 million	-
Weighted Average Strike Price	EUR/US$ 1.316	-
Fair Value	Negative US$0.005 million	-

Other Market Risk.  Our exposure to other market risk relates primarily to our investments in publicly-traded stock, private-placement shares and open-end mutual funds. The value of these investments may fluctuate based on various factors including prevailing market conditions. Moreover, the fair value of investments in unlisted securities may be significantly different from their carrying value. Of our investments in publicly-traded stocks and open-end mutual funds held as of December 31, 2012, NT$189.8 million (US$6.5 million) were classified as financial assets held for trading and NT$368.3 million (US$12.7 million) were classified as available-for-sale financial assets. If the fair values of these investments fluctuate by 1%, our profit will increase or decrease by approximately NT$5.6 million (US$0.2 million) for the same period. In addition, fluctuations in gold prices may also affect the price at which we have been able to purchase gold wire. How this will impact the results of our operations depends on whether such costs can be transferred onto our customers.

Item 12.  Description of Securities Other Than Equity Securities

Item 12A.  Debt Securities.

None.

Item 12B.  Warrants and Rights

None.

Item 12C.  Other Securities

Not applicable.

Item 12D.  American Depositary Shares

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

Service	Fees
Issuance of ADSs	Up to US$5.00 per 100 ADSs (or fraction thereof) issued
Delivery of deposited securities against surrender of ADSs	Up to US$5.00 per 100 ADSs (or fraction thereof) surrendered
Distribution of cash dividends or other cash distributions	Up to US$5.00 per 100 ADSs (or fraction thereof) held, unless prohibited by the exchange upon which the ADSs are listed

Service	Fees
Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercises of rights to purchase additional ADSs	Up to US$5.00 per 100 ADSs (or fraction thereof) held, unless prohibited by the exchange upon which the ADSs are listed
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$5.00 per 100 ADSs (or fraction thereof) held
Depositary Services	Up to US$5.00 per 100 ADSs (or fraction thereof) held, unless prohibited by the exchange upon which the ADSs are listed
Transfer of ADRs	US$1.50 per certificate presented for transfer

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

•
such fees and expenses as are incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to shares, deposited securities, ADSs and ADRs; and

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

Depositary Payments

In 2012, we received US$33,692.3 from Citibank, N.A., the depositary bank for our ADR programs. The table below sets forth details of the amount we received from Citibank, N.A.

Depositary Payments
Reimbursement of proxy process expenses	US$	11,237.0
Reimbursement of ADR holders identification expenses	US$	22,190.5
Reimbursement of legal fees	US$	264.8
Direct reimbursement	US$	0.0
Net payment received by us(1)	US$	33,692.3
(1)	net of U.S. withholding tax.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.  Controls and Procedures

Disclosure Controls and Procedures

As of December 31, 2012, we, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15(d)-15(e) under the Exchange Act. Our management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective for recording, processing, summarizing and reporting, within the time periods specified in the SEC’s rules and forms, information required to be disclosed in the reports we file or submit under the Exchange Act, and for accumulating and communicating such information to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on this assessment, management concluded that, as of December 31, 2012, our internal control over financial reporting is effective based on those criteria.

Our independent registered public accounting firm, Deloitte & Touche, independently assessed the effectiveness of our internal control over financial reporting. Deloitte & Touche has issued an attestation report, which is included below.

Report of the Independent Registered Public Accounting Firm

To:   the Board of Directors and Shareholders of
Advanced Semiconductor Engineering, Inc.

We have audited the internal control over financial reporting of Advanced Semiconductor Engineering, Inc. and its subsidiaries (the “Company”) as of December 31, 2012, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with auditing standards generally accepted in the Republic of China and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended December 31, 2012 and our report dated April 12, 2013 expressed an unqualified opinion on those financial statements and included explanatory paragraphs regarding (i) the reconciliation to accounting principles generally accepted in the United States of America; and (ii) the convenience translation of New Taiwan dollar amounts into U.S. dollar amounts.

/s/ Deloitte & Touche
Taipei, Taiwan
The Republic of China
April 12, 2013

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.  [Reserved]

Item 16A.  Audit Committee Financial Expert

Our board of directors determined that Shen-Fu Yu and Ta-Lin Hsu are audit committee financial experts as defined under the applicable rules of the SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002 and are independent for the purposes of Rule 10A-3 of the Exchange Act.

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

	For the Year Ended December 31,
	2011	2012
	NT$	NT$	US$
	(in thousands)
Audit fees(1)	161,804.8	151,981.7	5,231.7
Tax fees(2)	14,147.3	12,044.0	414.6
All other fees(3)	43,256.7	583.5	20.1
Total	219,208.8	164,609.2	5,666.4

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

The table below sets forth certain information about the repurchase of our common shares under these share repurchase programs.

Period	(a) Total Number of Common Shares Purchased	(b) Average Price Paid Per Common Share	(c) Total Number of Common Shares Purchased as Part of Publicly Announced Programs	(d) Maximum Number (or Approximate Dollar Value) of Common Shares that May Yet Be Purchased Under the Programs
Third Share Repurchase
November 2010 (November 30, 2010)	7,300,000	31.48	7,300,000	29,700,000
December 2010 (December 1, 2010 – December 6, 2010)	29,700,000	32.17	29,700,000	–
Total	37,000,000	32.03	37,000,000	–
Fourth Share Repurchase
August 2011 (August 16, 2011 – August 29, 2011)	34,000,000	25.72	34,000,000	–
Fifth Share Repurchase
September 2011 (September 2, 2011 – September 16, 2011)	50,000,000	26.68	50,000,000	–
Sixth Share Repurchase
September 2011 (September 21, 2011 – September 30, 2011)	6,488,000	27.15	6,488,000	23,512,000
October 2011 (October 1, 2011 – October 31, 2011)	14,316,000	25.85	20,804,000	9,196,000
November 2011 (November 1, 2011 – November 20, 2011)	671,000	26.72	21,475,000	8,525,000
Total	21,475,000	26.27	21,475,000	8,525,000

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
Pursuant to relevant laws and regulations of the ROC, we have two independent directors on our board of directors that were elected through the candidate nomination system at our annual general meeting on June 21, 2012.

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

We have established a compensation committee on September 29, 2011 which was required by the regulations promulgated by the FSC in March 2011. The charter of such committee contains similar responsibilities as those provided under NYSE listing standards.

Audit committee
Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.
We have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act. Pursuant to the ROC Securities and Exchange Law, public companies shall either establish an audit committee or install supervisors provided that the FSC may, after considering the scale, business nature of a public company and other essential conditions, require the company to establish an audit committee in place of its supervisor.  The FSC has promulgated such compulsory ruling on February 20, 2013 (the “FSC Ruling”), and all public companies meeting the criteria provided in the FSC Ruling shall retain an audit committee no later than the expiration of the term of the current directors and supervisors.  We currently have supervisors and shall replace our supervisors by establishing an audit committee no later than the expiration of the term of our current directors and supervisors in accordance with the FSC Ruling.

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

Equity compensation plans
Shareholders must be given the opportunity to vote on all equity compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans.

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
We currently comply with the domestic non-binding Corporate Governance Best-Practice Principles for Taiwan Stock Exchange and GreTai Securities Market Listed Companies promulgated by the Taiwan Stock Exchange and the GreTai Securities Market, and we provide an explanation of differences between our practice and the principles, if any, in our ROC annual report.

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

Item 16H.  Mine Safety Disclosure

Not applicable.

PART III

Item 17.  Financial Statements

The Company has elected to provide financial statements for fiscal year 2012 and the related information pursuant to Item 18.

Item 18.  Financial Statements

Reference is made to pages F-1 to F-85 of this annual report.

The consolidated financial statements of the Company and the report thereon by its independent registered public accounting firm listed below are attached hereto as follows:

(a)	Report of Independent Registered Public Accounting Firm of the Company dated April 12, 2013 (page F-1 to F-2).

(b)	Consolidated Balance Sheets of the Company and subsidiaries as of December 31, 2011 and 2012 (page F-3).

(c)	Consolidated Statements of Income of the Company and subsidiaries for the years ended December 31, 2010, 2011 and 2012 (page F-4 to F-5).

(d)	Consolidated Statements of Changes in Shareholders’ Equity of the Company and subsidiaries for the years ended December 31, 2010, 2011 and 2012 (page F-6).

(e)	Consolidated Statements of Cash Flows of the Company and subsidiaries for the years ended December 31, 2010, 2011 and 2012 (pages F-7 to F-10).

(f)	Notes to Consolidated Financial Statements of the Company and subsidiaries (pages F-11 to F-85).

Item 19.  Exhibits

1.	Articles of Incorporation of the Registrant (English translation of Chinese).

2.	(a)
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

(o)
Equity Purchase Agreement dated October 25, 2011 between PowerASE Technology, Inc. and certain shareholders of Lu-Chu Development Corporation relating to our acquisition of 72.97% of all the outstanding ordinary shares of Lu-Chu Development Corporation (incorporated by reference to Exhibit 4(o) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2011 filed on April 20, 2012).

(p)
Equity Purchase Agreement dated October 25, 2011 between PowerASE Technology, Inc. and shareholders of Lu-Chu Development Corporation listed on Schedule I thereto relating to our acquisition of 9.3% of all the outstanding ordinary shares of Lu-Chu Development Corporation (incorporated by reference to Exhibit 4(p) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2011 filed on April 20, 2012).

(q)
Equity Purchase Agreement dated November 17, 2011 between ASE Assembly & Test (Shanghai) Limited and Kunshan Ding Yao Real Estate Development Co., Ltd. relating to our acquisition of 10% equity of Shanghai Ding Hui Real Estate Development Co., Ltd. (incorporated by reference to Exhibit 4(q) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2011 filed on April 20, 2012).

(r)
Equity Purchase Agreement dated January 13, 2012 between Advanced Semiconductor Engineering, Inc. and shareholders of Yang Ting Tech Co., Ltd. listed on Schedule I thereto relating to our acquisition of 61.63% of all the outstanding ordinary shares of Yang Ting Tech Co., Ltd. (incorporated by reference to Exhibit 4(r) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2011 filed on April 20, 2012).

(s)
Equity Purchase Agreement dated January 13, 2012 between Advanced Semiconductor Engineering, Inc. and shareholders of Yang Ting Tech Co., Ltd. listed on Schedule I thereto relating to our acquisition of 38.37% of all the outstanding ordinary shares of Yang Ting Tech Co., Ltd. (incorporated by reference to Exhibit 4(s) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2011 filed on April 20, 2012).

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

Date: April 24, 2013

Advanced Semiconductor Engineering, Inc. and Subsidiaries

Consolidated Financial Statements as of
December 31, 2011 and 2012 and for the
Years Ended December 31, 2010, 2011 and 2012 and
Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Advanced Semiconductor Engineering, Inc.

We have audited the accompanying consolidated balance sheets of Advanced Semiconductor Engineering, Inc. (a corporation incorporated under the laws of the Republic of China) and its subsidiaries (collectively, the “Company”) as of December 31, 2011 and 2012, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2012, all expressed in New Taiwan dollars.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the auditing standards generally accepted in the Republic of China (“ROC”) and the Standards of the Public Company Accounting Oversight Board (United States of America).  Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2011 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the ROC.

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

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 12, 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche
Taipei, Taiwan
Republic of China

April 12, 2013

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Amounts in Thousands, Except Par Value)

	December 31
	2011	2012
ASSETS	NT$	NT$	US$ (Note 2)

CURRENT ASSETS
Cash (Note 4)	$24,421,789	$20,265,551	$697,609
Financial assets at fair value through profit or loss - current (Notes 2 and 5)	706,755	4,035,000	138,898
Available-for-sale financial assets - current (Notes 2 and 6)	48,794	48,266	1,661
Bond investments with no active market - current (Notes 2 and 7)	90,825	87,120	3,000
Accounts receivable, net (Notes 2, 3 and 8)	30,475,788	37,212,587	1,280,984
Other receivables	693,016	572,183	19,697
Inventories (Notes 2 and 9)	13,920,757	15,171,042	522,239
Inventories related to construction business (Notes 2, 10, 13 and 28)	16,149,498	16,902,018	581,825
Deferred income tax assets - current (Notes 2 and 23)	1,135,525	762,552	26,250
Other current assets (Note 28)	2,488,943	2,986,004	102,788

Total current assets	90,131,690	98,042,323	3,374,951

LONG-TERM INVESTMENTS
Available-for-sale financial assets - noncurrent (Notes 2 and 6)	173,085	320,026	11,016
Financial assets carried at cost - noncurrent (Notes 2 and 11)	893,283	827,882	28,498
Equity method investments (Notes 2 and 12)	1,154,360	1,218,023	41,929

Total long-term investments	2,220,728	2,365,931	81,443

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 13, 27 and 28)
Cost
Land	3,075,183	3,040,515	104,665
Buildings and improvements	55,738,712	62,071,245	2,136,704
Machinery and equipment	175,652,291	191,479,488	6,591,376
Transportation equipment	291,694	294,377	10,133
Furniture and fixtures	4,965,374	5,254,442	180,876
Leased assets and leasehold improvements	666,370	211,477	7,280
Total cost	240,389,624	262,351,544	9,031,034
Less: Accumulated depreciation	(137,123,072)	(144,267,903)	(4,966,193)
Accumulated impairment	(313,969)	(314,659)	(10,832)
	102,952,583	117,768,982	4,054,009
Construction in progress	4,059,709	3,340,892	115,005
Machinery in transit and prepayments	4,766,744	5,040,422	173,509

Property, plant and equipment, net	111,779,036	126,150,296	4,342,523

INTANGIBLE ASSETS (Notes 2 and 14)
Goodwill	10,374,501	10,306,823	354,796
Land use rights	3,420,700	3,736,658	128,628
Other intangible assets	1,977,214	1,758,364	60,529

Total intangible assets	15,772,415	15,801,845	543,953

OTHER ASSETS
Idle assets (Notes 2 and 15)	1,114,054	1,092,502	37,608
Guarantee deposits	99,779	84,298	2,902
Deferred charges (Note 2)	1,045,356	427,967	14,732
Deferred income tax assets - noncurrent (Notes 2 and 23)	1,459,103	1,844,389	63,490
Restricted assets (Note 28)	218,178	201,862	6,949
Others	37,756	492,702	16,960

Total other assets	3,974,226	4,143,720	142,641

TOTAL	$223,878,095	$246,504,115	$8,485,511

	December 31
	2011	2012
LIABILITIES AND SHAREHOLDERS’ EQUITY	NT$	NT$	US$ (Note 2)

CURRENT LIABILITIES
Short-term borrowings (Note 16)	$22,965,133	$36,884,926	$1,269,705
Financial liabilities at fair value through profit or loss - current (Notes 2 and 5)	134,274	467,148	16,081
Hedging derivative liabilities - current (Notes 2 and 26)	-	4,524	156
Accounts payable	21,191,923	24,226,701	833,966
Income tax payable (Note 2)	2,400,592	2,784,310	95,845
Accrued expenses (Notes 17 and 20)	8,939,719	9,500,430	327,037
Payable for properties	5,699,504	5,291,348	182,146
Advance real estate receipts (Note 2)	47,667	167,017	5,749
Current portion of long-term bank loans (Notes 19 and 28)	3,418,799	3,167,050	109,021
Deferred income tax liabilities - current (Notes 2 and 23)	175	246,180	8,474
Current portion of capital lease obligations (Note 2)	42,161	46,727	1,609
Other current liabilities	1,921,938	1,917,048	65,991

Total current liabilities	66,761,885	84,703,409	2,915,780

LONG-TERM LIABILITIES
Hedging derivative liabilities - noncurrent (Notes 2 and 26)	58,279	-	-
Bonds payable (Note 18)	10,876,538	10,804,551	371,929
Long-term bank loans (Notes 19 and 28)	39,266,414	33,783,165	1,162,932
Long-term payables	200,000	-	-
Capital lease obligations (Note 2)	23,925	3,969	137

Total long-term liabilities	50,425,156	44,591,685	1,534,998

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 20)	3,304,841	3,260,783	112,247
Deferred income tax liabilities - noncurrent (Notes 2 and 23)	624,740	946,577	32,584
Others	478,979	542,593	18,678

Total other liabilities	4,408,560	4,749,953	163,509

Total liabilities	121,595,601	134,045,047	4,614,287

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock (Note 21)
Common Stock - at par value of NT$10 each
Authorized - 9,500,000 thousand shares as of December 31, 2011 and 2012, respectively
Issued - 6,753,563 thousand shares and 7,594,150 thousand shares as of December 31, 2011 and 2012, respectively	67,535,632	75,941,496	2,614,165
Capital received in advance	35,693	106,171	3,655
Total capital stock	67,571,325	76,047,667	2,617,820
Capital surplus (Notes 2, 21 and 22)
Capital in excess of par value	1,615,449	1,704,700	58,681
Treasury stock transactions	1,402,632	83,117	2,861
Long-term investments	3,522,280	5,690,964	195,902
Employee stock options	857,120	1,288,353	44,350
Total capital surplus	7,397,481	8,767,134	301,794
Retained earnings (Note 21)	27,809,126	26,969,183	928,371
Other equity adjustments (Notes 2, 21 and 22)
Unrealized gain on financial instruments	235,088	401,938	13,836
Cumulative translation adjustments	3,353,938	119,987	4,130
Unrecognized pension cost	(465,681)	(831,917)	(28,637)
Treasury stock - 233,456 thousand shares and 145,883 thousand shares as of December 31, 2011 and 2012, respectively	(4,731,741)	(1,959,107)	(67,439)
Total other equity adjustments	(1,608,396)	(2,269,099)	(78,110)

Total equity attributable to shareholders of the parent	101,169,536	109,514,885	3,769,875

MINORITY INTEREST	1,112,958	2,944,183	101,349

Total shareholders' equity	102,282,494	112,459,068	3,871,224

TOTAL	$223,878,095	$246,504,115	$8,485,511

The accompanying notes are an integral part of the consolidated financial statements.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(Amounts in Thousands, Except Per Share Data)

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$	US$ (Note 2)
NET REVENUES (Note 2)
Packaging	$101,071,294	$102,677,289	$104,298,275	$3,590,302
Testing	21,956,997	21,932,231	22,657,058	779,933
Electronic manufacturing service	59,577,374	57,850,415	62,747,665	2,159,989
Others	6,137,132	2,887,271	4,269,394	146,967

Total net revenues	188,742,797	185,347,206	193,972,392	6,677,191

COST OF REVENUES (Notes 9, 10 and 24)
Packaging	79,750,674	82,470,911	84,470,662	2,907,768
Testing	13,711,338	14,953,679	15,052,534	518,160
Electronic manufacturing service	53,095,183	51,499,967	55,464,536	1,909,278
Others	1,641,029	1,413,846	2,360,890	81,270

Total cost of revenues	148,198,224	150,338,403	157,348,622	5,416,476

GROSS PROFIT	40,544,573	35,008,803	36,623,770	1,260,715

OPERATING EXPENSES (Notes 24 and 27)
Research and development	6,162,191	7,117,964	7,874,210	271,057
Selling	2,909,643	2,770,045	2,762,763	95,104
General and administrative	7,373,733	8,299,543	8,225,415	283,147

Total operating expenses	16,445,567	18,187,552	18,862,388	649,308

INCOME FROM OPERATIONS	24,099,006	16,821,251	17,761,382	611,407

NON-OPERATING INCOME AND GAINS
Interest income (Note 26)	215,228	330,674	322,197	11,091
Gain on valuation of financial assets, net (Notes 2 and 5)	1,169,434	1,118,488	420,845	14,487
Foreign exchange gain, net (Note 2)	317,553	36,203	965,404	33,233
Equity in earnings of equity method investments (Notes 2 and 12)	72,980	96,938	61,374	2,113
Dividend income (Note 2)	11,551	621,488	66,129	2,276
Gain on disposal of property, plant and equipment (Note 2)	-	82,485	43,607	1,501
Others	770,201	772,432	555,673	19,128

Total non-operating income and gains	2,556,947	3,058,708	2,435,229	83,829

NON-OPERATING EXPENSES AND LOSSES
Interest expense (Notes 2, 10, 13 and 26)	1,386,011	1,666,325	2,004,315	68,995
Loss on valuation of financial liabilities, net (Notes 2 and 5)	1,092,316	250,435	1,138,509	39,191
Impairment loss (Notes 2, 6, 11, 12, 13, 14 and 15)	251,402	448,056	97,234	3,347
Loss on disposal of property, plant and equipment (Note 2)	445,276	-	-	-
Others	657,319	517,982	366,017	12,600

Total non-operating expenses and losses	3,832,324	2,882,798	3,606,075	124,133

INCOME BEFORE INCOME TAX	22,823,629	16,997,161	16,590,536	571,103

INCOME TAX EXPENSE (Notes 2 and 23)	3,628,740	3,018,212	3,041,628	104,703

NET INCOME	$19,194,889	$13,978,949	$13,548,908	$466,400

ATTRIBUTABLE TO
Shareholders of the parent	$18,337,500	$13,725,958	$13,091,359	$450,649
Minority interest	857,389	252,991	457,549	15,751

	$19,194,889	$13,978,949	$13,548,908	$466,400
 (Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(Amounts in Thousands, Except Per Share Data)

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$	US$ (Note 2)

EARNINGS PER SHARE (Note 25)
Basic earnings per share
Before income tax	$2.54	$2.00	$1.96	$0.07
After income tax	$2.44	$1.83	$1.76	$0.06

Diluted earnings per share
Before income tax	$2.48	$1.95	$1.91	$0.07
After income tax	$2.39	$1.78	$1.71	$0.06

EARNINGS PER AMERICAN DEPOSIT SHARE (“ADS”) (Note 25)
Basic earnings per ADS
Before income tax	$12.68	$10.02	$9.79	$0.34
After income tax	$12.21	$9.13	$8.79	$0.30

Diluted earnings per ADS
Before income tax	$12.42	$9.77	$9.56	$0.33
After income tax	$11.97	$8.91	$8.57	$0.30
(Concluded)

The accompanying notes are an integral part of the consolidated financial statements.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Amounts in Thousands)

								Other Equity Adjustments
				Retained Earnings
	Capital Stock	Capital Received in Advance	Capital Surplus	Legal Reserve	Special Reserve	Unappro -priated Earnings	Total	Unrealized Gain (Loss)on Financial Instruments	Cumulative Translation Adjustments	Unre -cognized Pension Cost	Treasury Stock	Minority Interest	Total Shareholders’ Equity

BALANCE, JANUARY 1, 2010	$54,798,783	$135,205	$6,333,755	$3,531,034	$-	$9,698,375	$13,229,409	$25,498	$3,276,508	$(248,641)	$(5,934,491)	$3,097,668	$74,713,694
Appropriations of 2009 earnings (Note 21)
Legal reserve	-	-	-	674,455	-	(674,455)	-	-	-	-	-	-	-
Stock dividends - 8.4%	4,615,775	-	-	-	-	(4,615,775)	(4,615,775)	-	-	-	-	-	-
Cash dividends - 3.6%	-	-	-	-	-	(1,978,190)	(1,978,190)	-	-	-	-	-	(1,978,190)
Issuance of common stock from capital surplus	879,195	-	(879,195)	-	-	-	-	-	-	-	-	-	-
Adjustment of equity method investments	-	-	(9,510)	-	-	-	-	124,744	-	(22,109)	-	-	93,125
Change in unrealized gain (loss) on available-for-sale financial assets	-	-	-	-	-	-	-	(9,290)	-	-	-	(2,467)	(11,757)
Disposal of treasury stock held by subsidiaries	-	-	1,271,532	-	-	-	-	-	-	-	3,975,384	-	5,246,916
Disposal of equity method investments	-	-	(1,472)	-	-	-	-	-	-	8	-	-	(1,464)
Cash dividends received by subsidiaries from parent company	-	-	37,536	-	-	-	-	-	-	-	-	-	37,536
Change in unrealized gain (loss) on cash flow hedging financial instruments	-	-	-	-	-	-	-	105,351	-	-	-	-	105,351
Compensation recognized for employee stock options granted	-	-	319,147	-	-	-	-	-	-	-	-	-	319,147
Stock options exercised by employees	226,119	164,493	108,792	-	-	-	-	-	-	-	-	-	499,404
Net income in 2010	-	-	-	-	-	18,337,500	18,337,500	-	-	-	-	857,389	19,194,889
Cumulative translation adjustments	-	-	-	-	-	-	-	-	(4,397,126)	-	-	(82,906)	(4,480,032)
Change in net loss not recognized as pension cost	-	-	-	-	-	-	-	-	-	(127,361)	-	(2,981)	(130,342)
Acquisition of treasury stock - 37,000 thousand shares	-	-	-	-	-	-	-	-	-	-	(1,185,205)	-	(1,185,205)
Changes in minority interest	-	-	-	-	-	-	-	-	-	-	-	(453,713)	(453,713)
Changes in minority interest from acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	(130,034)	(130,034)
BALANCE, DECEMBER 31, 2010	60,519,872	299,698	7,180,585	4,205,489	-	20,767,455	24,972,944	246,303	(1,120,618)	(398,103)	(3,144,312)	3,282,956	91,839,325
Appropriations of 2010 earnings (Note 21)
Legal reserve	-	-	-	1,833,750	-	(1,833,750)	-	-	-	-	-	-	-
Special reserve	-	-	-	-	1,272,417	(1,272,417)	-	-	-	-	-	-	-
Stock dividends - 11.5%	6,957,357	-	-	-	-	(6,957,357)	(6,957,357)	-	-	-	-	-	-
Cash dividends - 6.5%	-	-	-	-	-	(3,932,419)	(3,932,419)	-	-	-	-	-	(3,932,419)
Adjustment of equity method investments	-	-	(4,960)	-	-	-	-	(174,005)	-	(68,355)	-	-	(247,320)
Cash dividends received by subsidiaries from parent company	-	-	74,160	-	-	-	-	-	-	-	-	-	74,160
Change in unrealized gain (loss) on available-for-sale financial assets	-	-	-	-	-	-	-	9,290	-	-	-	(1,470)	7,820
Change in unrealized gain (loss) on cash flow hedging financial instruments	-	-	-	-	-	-	-	153,500	-	-	-	-	153,500
Compensation recognized for employee stock options granted	-	-	537,973	-	-	-	-	-	-	-	-	-	537,973
Stock options exercised by employees	428,403	(264,005)	424,928	-	-	-	-	-	-	-	-	-	589,326
Net income in 2011	-	-	-	-	-	13,725,958	13,725,958	-	-	-	-	252,991	13,978,949
Cumulative translation adjustments	-	-	-	-	-	-	-	-	4,474,556	-	-	95,701	4,570,257
Change in net loss not recognized as pension cost	-	-	-	-	-	-	-	-	-	777	-	3,079	3,856
Acquisition of treasury stock - 105,475 thousand shares	-	-	-	-	-	-	-	-	-	-	(2,772,634)	-	(2,772,634)
Retirement of treasury stock - 37,000 thousand shares	(370,000)	-	(815,205)	-	-	-	-	-	-	-	1,185,205	-	-
Changes in minority interest	-	-	-	-	-	-	-	-	-	-	-	(44,294)	(44,294)
Changes in minority interest from acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	(2,476,005)	(2,476,005)
BALANCE, DECEMBER 31, 2011	67,535,632	35,693	7,397,481	6,039,239	1,272,417	20,497,470	27,809,126	235,088	3,353,938	(465,681)	(4,731,741)	1,112,958	102,282,494
Appropriations of 2011 earnings (Note 21)
Legal reserve	-	-	-	1,372,596	-	(1,372,596)	-	-	-	-	-	-	-
Stock dividends - 14.0%	9,315,995	-	-	-	-	(9,315,995)	(9,315,995)	-	-	-	-	-	-
Cash dividends - 6.5%	-	-	-	-	-	(4,325,284)	(4,325,284)	-	-	-	-	-	(4,325,284)
Reversal of special reserve	-	-	-	-	(1,272,417)	1,272,417	-	-	-	-	-	-	-
Adjustment of equity method investments	-	-	2,168,684	-	-	-	-	148,355	-	(32,010)	-	-	2,285,029
Cash dividends received by subsidiaries from parent company	-	-	83,117	-	-	-	-	-	-	-	-	-	83,117
Change in unrealized gain (loss) on available-for-sale financial assets	-	-	-	-	-	-	-	(26,122)	-	-	-	-	(26,122)
Change in unrealized gain (loss) on cash flow hedging financial instruments	-	-	-	-	-	-	-	44,617	-	-	-	-	44,617
Compensation recognized for employee stock options granted	-	-	445,120	-	-	-	-	-	-	-	-	-	445,120
Stock options exercised by employees	144,619	70,478	100,593	-	-	-	-	-	-	-	-	-	315,690
Net income in 2012	-	-	-	-	-	13,091,359	13,091,359	-	-	-	-	457,549	13,548,908
Cumulative translation adjustments	-	-	-	-	-	-	-	-	(3,233,951)	-	-	(61,874)	(3,295,825)
Change in net loss not recognized as pension cost	-	-	-	-	-	-	-	-	-	(334,226)	-	-	(334,226)
Retirement of treasury stock -105,475 thousand shares	(1,054,750)	-	(1,427,861)	-	-	(290,023)	(290,023)	-	-	-	2,772,634	-	-
Changes in minority interest	-	-	-	-	-	-	-	-	-	-	-	1,435,550	1,435,550
BALANCE, DECEMBER 31, 2012	$75,941,496	$106,171	$8,767,134	$7,411,835	$-	$19,557,348	$26,969,183	$401,938	$119,987	$(831,917)	$(1,959,107)	$2,944,183	$112,459,068
BALANCE, DECEMBER 31, 2012 (U.S. Dollars (Note 2))	$2,614,165	$3,655	$301,794	$255,141	$-	$673,230	$928,371	$13,836	$4,130	$(28,637)	$(67,439)	$101,349	$3,871,224

The accompanying notes are an integral part of the consolidated financial statements.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$	US$ (Note 2)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$19,194,889	$13,978,949	$13,548,908	$466,400
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	18,473,333	21,319,438	22,135,412	761,976
Amortization	1,381,140	1,625,958	1,278,879	44,023
Compensation cost for employee stock options granted	319,147	537,973	445,120	15,323
Provision for inventory valuation and obsolescence	340,268	433,418	519,431	17,881
Equity in earnings of equity method investments	(72,980)	(96,938)	(61,374)	(2,113)
Cash dividends received from equity method investments	20,589	27,452	54,904	1,890
Impairment loss	251,402	448,056	97,234	3,347
Deferred income taxes	55,764	460,403	571,176	19,662
Loss (gain) on disposal of property, plant and equipment	445,276	(82,485)	(43,607)	(1,501)
Others	(783,535)	683,748	(493,140)	(16,976)
Changes in operating assets and liabilities
Financial assets for trading	(75,120)	488,518	(3,328,245)	(114,570)
Accounts receivable	(1,472,061)	765,343	(6,686,670)	(230,178)
Other receivables	(394,236)	376,945	80,096	2,757
Inventories	(2,171,624)	(1,191,659)	(1,728,671)	(59,507)
Inventories related to construction business	(2,874,177)	(3,908,426)	(752,520)	(25,904)
Other current assets	(132,716)	(697,969)	(807,780)	(27,807)
Financial liabilities for trading	410,778	(354,544)	332,874	11,459
Accounts payable	1,656,567	(3,197,294)	2,992,599	103,016
Income tax payable	1,462,879	(339,119)	383,718	13,209
Accrued expenses	2,239,267	1,095,081	534,821	18,410
Advance real estate receipts	(1,466,097)	6,292	119,350	4,108
Other current liabilities and other liabilities	156,341	(442,434)	(174,570)	(6,009)

Net cash provided by operating activities	36,965,094	31,936,706	29,017,945	998,896

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale financial assets	(16,670,994)	(1,700,000)	(838,443)	(28,862)
Proceeds from disposal of available-for-sale financial assets	20,883,928	2,078,725	770,163	26,512
Acquisition of financial assets carried at cost	(42,892)	(97,130)	(52,790)	(1,817)
Proceeds from disposal of financial assets carried at cost	-	-	54,180	1,865
Cash received from return of capital by financial assets carried at cost	28,556	24,308	34,598	1,191
Acquisition of equity method investments	-	(285,709)	-	-
Acquisition of subsidiaries	(6,181,583)	(2,106,203)	(261,607)	(9,006)
Cash received from return of capital by equity method investments	3,169	267,478	-	-
Cash paid for purchase of property, plant and equipment	(34,109,113)	(29,417,906)	(39,301,272)	(1,352,884)
Cash received from disposal of property, plant and equipment	261,010	1,292,012	385,164	13,259
Decrease (increase) in guarantee deposits	255,260	(40,405)	15,391	530
Decrease in other receivables	450,000	-	-	-
Decrease (increase) in restricted assets	(17,834)	55,505	19,368	667
Purchase of intangible assets	(231,813)	(1,158,835)	(895,466)	(30,825)
Increase in other assets	(713,149)	(942,537)	(23,250)	(800)

Net cash used in investing activities	(36,085,455)	(32,030,697)	(40,093,964)	(1,380,170)
 (Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$	US$ (Note 2)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from (repayments of) short-term borrowings	$(2,714,111)	$8,810,615	$13,919,793	$479,167
Issuance of bonds payable	-	10,841,834	-	-
Proceeds from long-term bank loans	32,586,219	29,852,451	13,840,778	476,447
Repayments of long-term bank loans	(25,715,266)	(43,783,427)	(18,969,491)	(652,994)
Increase (decrease) in guarantee deposits received	(2,269)	(6,789)	3,234	111
Net changes in capital lease obligations	(77,111)	25,786	(14,521)	(500)
Cash dividends, net of cash dividends received by subsidiaries	(1,940,654)	(3,858,259)	(4,242,167)	(146,030)
Proceeds from exercise of stock options by employees	499,404	589,326	315,690	10,867
Repurchase of treasury stock	(1,185,205)	(2,772,634)	-	-
Increase (decrease) in minority interest	250,448	(41,537)	3,602,439	124,008

Net cash provided by (used in) financing activities	1,701,455	(342,634)	8,455,755	291,076

EFFECT OF EXCHANGE RATE CHANGES	(1,741,031)	1,460,857	(1,535,974)	(52,874)

NET INCREASE (DECREASE) IN CASH	840,063	1,024,232	(4,156,238)	(143,072)

CASH, BEGINNING OF YEAR	22,557,494	23,397,557	24,421,789	840,681

CASH, END OF YEAR	$23,397,557	$24,421,789	$20,265,551	$697,609

SUPPLEMENTAL INFORMATION
Interest paid	$1,683,056	$1,784,181	$2,140,357	$73,678
Less: Capitalized interest	(296,827)	(263,307)	(248,839)	(8,566)
Interest paid excluding capitalized interest	$1,386,229	$1,520,874	$1,891,518	$65,112

Income tax paid	$2,110,097	$2,896,928	$2,081,690	$71,659

Cash paid for purchase of property, plant and equipment
Purchase of property, plant and equipment	$34,761,050	$31,032,002	$38,893,116	$1,338,834
Decrease (increase) in payable for properties	(651,937)	(1,614,096)	408,156	14,050
	$34,109,113	$29,417,906	$39,301,272	$1,352,884

Cash received from disposal of property, plant and equipment
Proceeds from disposal of property, plant and equipment	$290,165	$1,283,436	$343,039	$11,809
Decrease (increase) in other receivables	(29,155)	8,576	42,125	1,450
	$261,010	$1,292,012	$385,164	$13,259

FINANCING ACTIVITIES NOT AFFECTING CASH FLOWS
Current portion of long-term bank loans	$2,990,176	$3,418,799	$3,167,050	$109,021
Current portion of capital lease obligations	28,838	42,161	46,727	1,609
Payable to minority interest	718,023	-	-	-
(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

In addition to the disclosures in Note 2 to the consolidated financial statements, the supplemental information regarding the acquisitions of newly consolidated subsidiaries is shown as follows:

a.
Advanced Semiconductor Engineering, Inc. (“ASE Inc.”) and its subsidiaries (collectively, the “Company”) acquired shareholdings of Universal Scientific Industrial Co., Ltd. (“USI”) in February 2010 and the net cash receipts and fair values of acquired assets and liabilities of USI at the acquisition date were shown as follows:

NT$

Current assets	$29,599,348
Long-term investments	497,508
Property, plant and equipment, net	6,866,077
Other assets	4,743,627
Current liabilities	(19,490,014)
Long-term bank loans (including current portion)	(100,000)
Other liabilities	(365,877)
21,750,669
Percentage of acquired shareholdings	60.07%
13,065,626
Goodwill (Note 14)	409,430
Total consideration	13,475,056
Less: Acquired through delivery of treasury stock	(5,246,916)
8,228,140
Less: Cash received of acquired company at the acquisition date	(8,842,323)
Net cash inflow from the acquisition	$(614,183)

b.
The Company acquired 100% shareholdings of EEMS Test Singapore Pte. Ltd. from its parent company, EEMS Asia Pte. Ltd. in August 2010.  The net cash payments and fair values of acquired assets and liabilities of EEMS Test Singapore Pte. Ltd. at the acquisition date were shown as follows:

NT$

Current assets	$659,669
Property, plant and equipment, net	1,472,944
Other assets	145,694
Current liabilities	(102,192)
Long-term bank loans (including current portion)	(108,077)
2,068,038
Goodwill (Note 14)	236,287
Total consideration	2,304,325
Less: Cash received of acquired company at the acquisition date	(175,676)
Net cash outflow from the acquisition	$2,128,649

c.
Power ASE Technology Inc. (“PowerASE”) acquired 84.25% shareholdings of Lu - Chu Development Corporation (“Luchu”) from Powerchip Technology Corporation (“PSC”) and its affiliates in October and November 2011.  The net cash payments and fair values of acquired assets and liabilities of Luchu at the acquisition date were shown as follows:

NT$

Current assets	$1,636,455
Other assets	4
Current liabilities	(981)
Long-term bank loans	(60,000)
1,575,478
Percentage of acquired shareholdings	84.25%
1,327,339
Goodwill (Note 14)	38,899
Total consideration	1,366,238
(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

NT$

Less: Cash received of acquired company at the acquisition date	$(13,709)
Credit by accounts receivable	(1,000,000)
Other payables	(200,000)
Net cash outflow from the acquisition	$152,529

d.
ASE Inc. acquired 100% shareholdings of Yang Ting Tech Co., Ltd. (“Yang Ting”) in January 2012.  The net cash payments and fair values of acquired assets and liabilities of Yang Ting at the acquisition date were shown as follows:

	NT$	US$

Current assets	$171,015	$5,887
Property, plant and equipment, net	265,902	9,153
Other assets	4,574	158
Current liabilities	(96,929)	(3,337)
Long-term bank loans	(44,800)	(1,542)
Other liabilities	(1,200)	(41)
	298,562	10,278
Goodwill (Note 14)	1,454	50
Total consideration	300,016	10,328
Less: Cash received of acquired company at the acquisition date	(38,409)	(1,322)
Net cash outflow from the acquisition	$261,607	$9,006
(Concluded)
The accompanying notes are an integral part of the consolidated financial statements.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Amounts in Thousands, Except Per Share Data and Unless Otherwise Stated)

1.	ORGANIZATION

ASE Inc., a corporation incorporated under the laws of Republic of China (the “ROC”), offers a comprehensive range of semiconductors packaging, testing, and electronic manufacturing services (“EMS”).  The common shares of ASE Inc. are traded on the Taiwan Stock Exchange (the “TSE”) under the symbol “2311”.  Since September 2000, the common shares of ASE Inc. have been traded on the New York Stock Exchange under the symbol “ASX” in the form of ADS.

As of December 31, 2011 and 2012, the Company had approximately 51,400 and 57,300 employees, respectively.

2.	SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements have been prepared in conformity with the accounting principles generally accepted in the Republic of China (“ROC GAAP”).  Significant accounting policies are summarized as follows:

Basis of Presentation

The Company prepares its consolidated financial statements pursuant to ROC GAAP with a reconciliation to the accounting principles generally accepted in the United States of America (“U.S. GAAP”) (Note 32).  The accompanying consolidated balance sheets are presented as of December 31, 2011 and 2012, and the accompanying consolidated statements of income, changes in shareholders’ equity and cash flows are presented for each of the three years in the period ended December 31, 2012.

Basis of Consolidation

The consolidated financial statements include the accounts of all directly and indirectly majority owned subsidiaries of ASE Inc.  All significant intercompany balances and transactions are eliminated upon consolidation.

The consolidated entities of the Company were as follows:

		Percentage of Ownership
		December 31
Name of Investor	Name of Investee	2011	2012	Remark

ASE Inc.	A.S.E. Holding Limited (“ASE Holding”)	100.0	100.0	Holding company
	J&R Holding Limited (“J&R Holding”)	100.0	100.0	Holding company
	Innosource Limited (“Innosource”)	100.0	100.0	Holding company
(Continued)

		Percentage of Ownership
		December 31
Name of Investor	Name of Investee	2011	2012	Remark

	Omniquest Industrial Limited (“Omniquest”)	70.6	70.6	Holding company
	ASE Marketing & Service Japan Co., Ltd.	100.0	100.0	Engaged in marketing and sales services
	ASE Test, Inc.	100.0	100.0	Engaged in the testing of semiconductors
	PowerASE	99.6	-	Engaged in the packaging and testing of semiconductors and was merged into ASE Inc. in May 2012
	USI	74.2	99.2
Engaged in the manufacturing, processing and sale of computers, computer peripherals and related accessories and the additional 25.0% ownership was restructured under common control from its subsidiaries in September 2012

	Yang Ting	-	100.0	Engaged in the packaging and testing of semiconductors
	Luchu	-	84.3	Engaged in the development of real estate properties and was restructured under common control from PowerASE
PowerASE	Luchu	84.3	-	As aforementioned
ASE Test, Inc.	Alto Enterprises Limited (“Alto”)	100.0	100.0	Holding company
	Super Zone Holdings Limited (“Super Zone”)	100.0	100.0	Holding company
Alto	ASE (Kun Shan) Inc. (“ASE Kun Shan”)	47.1	33.0	Engaged in the packaging and testing of semiconductors
	ASE Investment (Kun Shan) Limited	-	100.0	Holding company and was established in June 2012
ASE Investment (Kun Shan) Limited	ASE Kun Shan	-	30.0	As aforementioned
(Continued)

		Percentage of Ownership
		December 31
Name of Investor	Name of Investee	2011	2012	Remark

ASE Kun Shan	ASE Module (Kunshan) Inc.	-	80.0	Will engage in the production and sale of electronic components and the 80% ownership was acquired by cash injection in December 2012
Super Zone	Advanced Semiconductor Engineering (China) Ltd.	100.0	100.0	Will engage in the packaging and testing of semiconductors
ASE Holding	ASEP Realty Corporation	100.0	-	Liquidated in February 2012
	ASE Holding Electronics (Philippines), Incorporated	100.0	-	Liquidated in February 2012
	ASE Investment (Labuan) Inc.	70.0	70.0	Holding company
	ASE Test Limited (ASE Test)	10.2	10.2	Holding company
	USI	1.5	-	As aforementioned and the ownership was restructured under common control to ASE Inc.
ASE Investment (Labuan) Inc.	ASE (Korea) Inc.	100.0	100.0	Engaged in the packaging and testing of semiconductors
ASE (Korea) Inc.	ASE WeiHai Inc.	100.0	100.0	Engaged in the packaging and testing of semiconductors
J&R Holding	J&R Industrial Inc.	100.0	100.0	Engaged in leasing equipment and investing activity
	ASE Japan Co., Ltd.	100.0	100.0	Engaged in the packaging and testing of semiconductors
	ASE (U.S.) Inc.	100.0	100.0	After-sales service and sales support
	Global Advanced Packaging Technology Limited, Cayman Islands (“GAPT Cayman”)	100.0	100.0	Holding company
	Suzhou ASEN Semiconductors Co., Ltd. (“ASEN”)	60.0	60.0	Engaged in the packaging and testing of semiconductors
	Omniquest	8.5	8.5	Holding company
	ASE Test	89.8	89.8	Holding company
(Continued)

		Percentage of Ownership
		December 31
Name of Investor	Name of Investee	2011	2012	Remark

	USI	8.2	-	As aforementioned and the ownership was restructured under common control to ASE Inc.
	Anstock Limited	100.0	100.0	Engaged in financing activity
Innosource	ASE Module (Shanghai) Inc. (“ASE Module Shanghai”)	100.0	100.0	Will engage in the production and sale of electronic components and printed circuit boards
	Omniquest	20.9	20.9	Holding company
ASE Module Shanghai	ASE (Shanghai) Inc. (“ASE Shanghai”)	0.6	0.6	Engaged in the production of substrates
Omniquest	ASE Corporation	100.0	100.0	Holding company
ASE Corporation	ASE Mauritius Inc.	100.0	100.0	Holding company
	ASE Labuan Inc.	100.0	100.0	Holding company
ASE Mauritius Inc.	ASE Hi-Tech (Shanghai) Inc.	100.0	-	Merged into ASE Shanghai in August 2012
	ASE Kun Shan	52.9	37.0	As aforementioned
	ASE Shanghai	98.8	98.8	As aforementioned
	ASE Module (Kunshan) Inc.	100.0	20.0	As aforementioned and the ownership decreased to 20% due to cash injection by ASE Kun Shan
ASE Shanghai	Shanghai Ding Hui Real Estate Development Co., Ltd. (“Shanghai DH”)	13.5	40.0	Engaged in the development, construction and sale of real estate properties
	Advanced Semiconductor Engineering (HK) Limited	100.0	100.0	Engaged in trading of substrates
	Universal Scientific Industrial (Shanghai) Co., Ltd. (“USISH”)	1.0	0.9	Engaged in the designing, manufacturing and sale of new electronic components
Shanghai DH	Shanghai Ding Wei Real Estate Development Co., Ltd.	100.0	100.0	Engaged in the development, construction and leasing of real estate properties
	Shanghai Ding Yu Real Estate Development Co., Ltd.	100.0	100.0	Engaged in the development, construction and leasing of real estate properties
(Continued)

		Percentage of Ownership
		December 31
Name of Investor	Name of Investee	2011	2012	Remark

	Kun Shan Ding Yue Real Estate Development Co., Ltd.	-	100.0	Engaged in the development, construction and leasing of real estate properties and was established in February 2012
	Kun Shan Ding Hong Real Estate Development Co., Ltd.	-	100.0	Engaged in the development, construction and leasing of real estate properties and was established in February 2012
ASE Labuan Inc.	ASE Electronics Inc. (“ASE Electronics”)	100.0	100.0	Engaged in the production of substrates
ASE Test	ASE Test Holdings, Ltd.	100.0	100.0	Holding company
	ASE Holdings (Singapore) Pte Ltd	100.0	100.0	Holding company
	ASE Test Finance Limited	100.0	100.0	Engaged in financing activity
	ASE Investment (Labuan) Inc.	30.0	30.0	Holding company
	ASE Singapore Pte. Ltd. (“ASE Singapore”)	100.0	100.0	Engaged in the packaging and testing of semiconductors
	USI	15.2	-	As aforementioned and the ownership was restructured under common control to ASE Inc.
ASE Test Holdings, Ltd.	ISE Labs, Inc.	100.0	100.0	Engaged in the testing of semiconductors
ASE Holdings (Singapore) Pte Ltd	ASE Electronics (M) Sdn. Bhd.	100.0	100.0	Engaged in the packaging and testing of semiconductors
GAPT Cayman	ASE Assembly & Test (HK) Limited	100.0	-	Liquidated in December 2012
	ASE Assembly & Test (Shanghai) Limited (“ASESH AT”)	100.0	100.0	Engaged in the packaging and testing of semiconductors
ASESH AT	Shanghai Wei Yu Hong Xin Semiconductors Inc.	100.0	100.0	In the business development stage
	ASE Shanghai	0.6	0.6	As aforementioned
	Shanghai DH	86.5	60.0	As aforementioned
USI	Huntington Holdings International Co., Ltd. (“HHI”)	100.0	100.0	Holding company
	Senetex Investment Co., Ltd.	100.0	100.0	Engaged in investing activity
(Continued)

		Percentage of Ownership
		December 31
Name of Investor	Name of Investee	2011	2012	Remark

	Ta-Chi Investment Co., Ltd.	100.0	100.0	Engaged in investing activity
HHI	Universal Scientific Industrial Co. (UK) Limited	100.0	100.0	After-sales services
	Unitech Holdings International Co., Ltd.	100.0	100.0	Holding company
	Real Tech Holdings Limited (“RTH”)	100.0	100.0	Holding company
	USI International Limited	100.0	100.0	Engaged in the sale of motherboards and computer peripherals
	Universal ABIT Holding Co., Ltd.	100.0	100.0	Holding company
	Rising Capital Investment Limited (“RCI”)	100.0	100.0	Holding company
	Rise Accord Limited (“RA”)	100.0	100.0	Holding company
RCI	e-Cloud Corporation	100.0	100.0	Engaged in trading of computer systems
RA	Cubuy Corporation	100.0	100.0	Engaged in trading of computer systems
RTH	Universal Scientific Industrial (Kunshan) Co., Ltd.	100.0	100.0	Engaged in the manufacturing and sale of computer assistance system and related peripherals
	USI Enterprise Limited (USIE)	100.0	99.9	Holding company
USIE	USISH	99.0	88.6	As aforementioned
USISH	Universal Global Technology Co., Limited (“UG”)	100.0	100.0	Holding company
	Universal Global Technology (Kunshan) Co., Ltd.	100.0	100.0	Engaged in the designing and manufacturing of electronic components
	Universal Global Technology (Shenzhen) Co., Ltd. (“UGSZ”)	50.0	50.0	Engaged in the research and manufacturing of computer peripherals
	USI Electronics (Shenzhen) Co., Ltd (“USISZ”)	50.0	50.0	Engaged in the design, manufacturing and sale of motherboards and computer peripherals
UG	UGSZ	50.0	50.0	As aforementioned
(Continued)

		Percentage of Ownership
		December 31
Name of Investor	Name of Investee	2011	2012	Remark

	Universal Global Industrial Co., Limited (“UGHK”)	100.0	100.0	Holding company and engaged in manufacturing, trading and investing activity
	Universal Global Scientific Industrial Co., Ltd.	100.0	100.0	Engaged in the manufacturing of components of telecomm and cars and provision of related R&D services
	USI Manufacturing Service, Inc.	100.0	100.0	Engaged in the manufacturing and processing of motherboards and wireless network communication and provision of related technical service
	USI Japan Co., Ltd.	100.0	100.0	Engaged in the manufacturing and sale of computer peripherals, integrated chip and other related accessories
	USI @ Work, Inc.	100.0	100.0	After-sale service
	USISZ	50.0	50.0	As aforementioned
	Universal Scientific Industrial De Mexico S.A. De C.V. (USI Mexico)	99.9	99.9	Engaged in the assembling of motherboards and computer components
UGHK	USI Mexico	0.1	0.1	As aforementioned
(Concluded)

Changes in consolidated entities or shareholdings

a.	USI Acquisition

In February 2010, in order to enhance the technical and business cooperation relationship, the Company launched a cash and stock tender offer to buy the additional outstanding common shares of USI not owned by the Company at a fixed price of NT$21 per share, which was comprised of a fixed 0.34 share of ASE Inc.’s common shares owned by the subsidiaries, J&R Holding and ASE Test, and a cash consideration determined pursuant to the formula (equivalent to NT$21 less 0.34 multiplied by the lowest of the average closing price of ASE Inc.’s common shares for the last one, three and five trading days prior to the last day of the tender offer period).  The total consideration was NT$13,475,056 thousand of which 218,167 thousand shares of ASE Inc. were delivered by the subsidiaries (Note 21).  In addition, ASE Inc. acquired additional outstanding common shares of USI not owned by the Company with a total consideration of NT$4,667,117 thousand in August 2010.

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

c.	Acquisition of Outstanding Shareholdings of Subsidiaries

1)
ASE Inc. launched a cash tender offer to buy 106,808 thousand shares of PowerASE in November and December 2011 with a total consideration of NT$1,972,194 thousand of which NT$1,081,071 thousand was offset by accounts receivable due from PSC, purchased from PowerASE.  The ownership of PowerASE increased from 55.7% to 99.6% after the acquisition.  PowerASE was subsequently merged into ASE Inc. in May 2012 and ASE Inc. also acquired the remaining outstanding 733 thousand shares with a consideration of NT$10,993 thousand (US$378 thousand) during the merge.

2)
ASE Inc. acquried 50 thousand outstanding shares of ASE Test, Inc. for NT$4,282 thousand in December 2011.  In addition, ASEAT SH acquired 10% outstanding shareholdings of Shanghai DH from a related party, Kunshan Ding Yao Real Estate Development Co., Ltd. (“Kunshan Ding Yao”), for NT$1,058,269 thousand (CNY221,500 thousand) in November 2011 (Note 27).

d.	Luchu Acquisition

PowerASE acquired 84.25% shareholdings of Luchu from PSC and its affiliates in October and November 2011 with a total consideration of NT$1,366,238 thousand of which NT$1,000,000 thousand was credited by the accounts receivable due from PSC.  Additional NT$200,000 thousand (US$ 6,885 thousand), recorded in long-term payables and other current liabilities as of December 31, 2011 and 2012, respectively, will be paid upon contractual agreements within two years subsequent to the settlement date, which was also the acquisition date.  The ownership was restructured to be directly held by ASE Inc. from May 2012 since PowerASE was merged.

e.	Yang Ting Acquisition

ASE Inc. acquired Yang Ting from third parties with a total consideration of NT$300,016 thousand (US$ 10,328 thousand) in January 2012.

f.	Changes in shareholdings in USISH

The common shares of USISH have been traded on the Shanghai Stock Exchange (the “SSE”) under the symbol “601231” since February 2012 and USISH issued common stocks upon its publicly trading for CNY773,419 thousand.  After the public offering, the shareholdings of USISH decreased from 99.2% to 88.7% due to the Company subscribed for the additional shares at a percentage different from its original ownership percentage and the Company also recorded NT$2,172,901 thousand (US$74,799 thousand) as capital surplus.

The aforementioned acquisitions from a. to e. were accounted for as purchase accounting as prescribed by ROC Statement of Financial Accounting Standards (“SFAS”) No. 25, “Business Combinations-Accounting Treatment under Purchase Method” (“ROC SFAS No. 25”), and the purchase price has been reflected in the Company’s consolidated financial statements since acquisition dates.  These acquisitions resulted in stepping up acquirees’ net assets to the fair value of the acquired interests.

Had the Company acquired the aforementioned shareholdings on January 1, 2011, the pro forma information was as follows:

	Year Ended December 31
	2011	2012
	NT$	NT$	US$

Net revenue	185,751,552	193,972,392	6,677,191
Net income	13,664,825	13,548,908	466,400

Attributable to
Shareholders of the parent	13,644,239	13,091,359	450,649
Minority interest	20,586	457,549	15,751

	13,664,825	13,548,908	466,400

Earnings per share after tax
Basic EPS (in dollar)	1.82	1.76	0.06
Diluted EPS (in dollar)	1.77	1.71	0.06

Foreign Currency Transactions and Translation of Foreign-currency Financial Statements

The functional and reporting currency of ASE Inc. is New Taiwan dollars, while the functional currencies of its major foreign subsidiaries are their local currencies, namely, the U.S. dollar, Japanese yen, Korea Won, PRC Renminbi and Malaysia Ringgit, respectively.

The financial statements of foreign subsidiaries are translated into New Taiwan dollars at the following exchange rates:

a.	Assets and liabilities - at exchange rates prevailing on the balance sheet date;

b.	Shareholders’ equity - at historical exchange rates; and

c.	Income and expenses - at average exchange rates for the year.

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

Because the Company’s real estate business has an operating cycle longer than one year, its classification of current or noncurrent assets and liabilities related to the real estate business is based on its operating cycle.

Financial Assets and Liabilities at Fair Value through Profit or Loss

Financial instruments classified as financial assets or financial liabilities at fair value through profit or loss (“FVTPL”) include financial assets or financial liabilities held for trading and those designated as at FVTPL on initial recognition.  The Company recognizes a financial asset or financial liability on its balance sheet when the Company becomes a party to the contractual provisions of the financial instrument.  A financial asset is derecognized when the Company has lost control of its contractual rights over the financial asset.  A financial liability is derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired.

Financial instruments at FVTPL are initially measured at fair value.  Transaction costs directly attributable to the acquisition of financial assets or liabilities at FVTPL are recognized immediately in profit or loss.  At each balance sheet date subsequent to the initial recognition, financial assets or financial liabilities at FVTPL are remeasured at fair value, with changes in fair value recognized directly in profit or loss in the year in which they arise.  Cash dividends received subsequently (including those received in the year of investment) are recognized as income for the year.  On derecognition of a financial asset or a financial liability, the difference between its carrying amount and the sum of the consideration received and receivable or consideration paid and payable is recognized in profit or loss.  A regular way purchase or sale of financial assets is recognized and derecognized on a settlement date basis.

A derivative that does not qualify for hedge accounting is classified as a financial asset or a financial liability held for trading.  If the fair value of the derivative is positive, the derivative is recognized as a financial asset; otherwise, the derivative is recognized as a financial liability.

Fair value is determined as follows:  publicly traded stocks - the closing-price at the balance sheet date; Open-end mutual funds - the net asset value; structured time deposit, dual currency deposit and other financial instruments with no quoted price in an active market - using valuation techniques.

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

Cash dividends are recognized on the ex-dividend date.  Stock dividends are not recognized as investment income but are recorded as an increase in the number of shares without any increment in carrying amount.  The total number of shares subsequent to the increase is used for recalculation of cost per share.

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

Financial Assets Carried at Cost

Investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are carried at their original cost.  The accounting for dividends on financial assets carried at cost is the same with that for dividends on available-for-sale financial assets.  If certain objective evidence indicates that such a financial asset is impaired, a loss is recognized immediately.  A subsequent reversal of such impairment loss is not allowed.

Bond Investments with No Active Market

Bond investments with no quoted prices in an active market and with fixed or determinable payments are carried at amortized cost using the effective interest method.  Those financial assets are initially measured at fair value plus transaction costs that are directly attributable to the acquisition.  Gains or losses are recognized when the financial assets are derecognized, impaired or amortized.

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

Impairment of Accounts Receivable

Accounts receivable are assessed for impairment at the end of each reporting period.  The Company first assesses whether objective evidence of impairment exists individually for accounts receivable, then includes in a group basis with historical collection experience and similar credit risk characteristics and collectively assesses them for impairment.

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

Allowances for Sales Discount

Allowances for sales discounts are recorded in the same year the related revenue is recognized on the basis of historical experience, management’s judgment, and relevant factors.  The allowance balance is netted against total revenues in the consolidated statement of income.

Inventories and Inventories Related to Construction Business

Inventories, including raw materials (materials received from customers for processing, mainly semiconductor wafers, are excluded from inventories as title and risk of loss remain with the customers), supplies, work in process, finished goods, and materials and supplies in transit are stated at the lower of cost or net realizable value.  Inventory write-downs are made on an item by item basis.  Net realizable value is the estimated selling price of inventories less all estimated costs to complete production and selling expenses necessary to make the sale.  Raw materials and supplies are recorded at moving average cost; work in process and finished goods are recorded at standard cost and adjusted to the approximate weighted average cost at the balance sheet date.

Inventories related to construction business include land and buildings held for sale, land held for construction, construction in progress and prepayment for land use rights.  Land held for development is recorded as land held for construction upon obtaining the title of ownership.  The prepayment is recorded as prepayment for land use rights before obtaining the title of ownership.  Prior to the completion, borrowing costs directly attributable to construction in progress are capitalized as part of the cost of the asset.  Construction in progress is transferred to land and buildings held for sale upon completion of the construction.  Land and buildings held for sale, construction in progress and land held for construction are stated at the lower of cost or net realizable value and related write-downs are made on an item by item basis.  The amounts received in advance for real estate property are first recorded as advance receipts and then recognized as revenue when the construction is completed and the title and significant risk of the real estate property are transferred to customers.  Cost of sales of land and buildings held for sale are recognized based on the ratio of property sold to the total property developed.

Equity Method Investments

Investments in companies of which the Company owns at least 20% of the outstanding voting shares or where the Company exercises significant influence over the investee companies’ operating and financial policy and decisions are accounted for using the equity method.  The acquisition cost is allocated to the assets acquired and liabilities assumed based on their fair values at the date of acquisition, and the excess of the acquisition cost over the fair value of the identifiable net assets acquired, representing goodwill, shall not be amortized.

Gains or losses from downstream or upstream transactions with equity method investees are eliminated in proportion to the Company’s percentage of ownership in the investee.

When the Company subscribes for additional investees’ shares at a percentage different from its original percentage of ownership in the investees, the resulting carrying amount of the investment in the investees differs from the amount of the Company’s share in the investee’s net equity.  The Company records such a difference as an adjustment to equity method investments with the corresponding amount charged or credited to capital surplus.  When the adjustment should be debited to capital surplus, but the capital surplus arising from long-term investment is insufficient, the difference is debited to retained earnings.

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

Assets held under capital leases are initially recognized as assets of the Company at the lower of their fair value at the inception of the lease or the present value of the minimum lease payments; the corresponding liability is included in the balance sheet as capital lease obligations.  The interest included in lease payments is expensed when incurred.

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

Intangible Assets

Land use rights and other intangible assets purchased are initially recorded at cost.  Land use rights and other intangible assets arising from business acquisitions are initially recorded at fair value at the date of acquisition.

Intangible assets are amortized based on the pattern in which the economic benefits are consumed or using the straight-line method over the estimated service lives, which range as follows:  land use rights, 50 to 60 years; and others, 3 to 20 years.

Goodwill represents the excess of the consideration paid for an acquisition over the fair value of identifiable net assets acquired.  Goodwill is not amortized and instead is tested for impairment annually.  If an event occurs or circumstances change which indicates that the fair value of goodwill is below its carrying amount, an impairment loss is recognized.  A subsequent reversal of such impairment loss is not allowed.

Deferred Charges

Deferred charges mainly consist of tools and computer systems software.  Amortization of deferred charges is computed on a straight-line basis over 2 to 5 years.  For the years ended December 31, 2010, 2011 and 2012, the amortization expense was NT$704,089 thousand, NT$883,470 thousand and NT$504,775 thousand (US$17,376 thousand), respectively.

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

U.S. Dollar Amounts

The Company prepares its consolidated financial statements in New Taiwan dollars.  A translation of the consolidated financial statements into U.S. dollars is included solely for the convenience of the readers, and has been translated from New Taiwan dollars at the exchange rate as set forth in the statistical release of the Federal Reserve Board, which was NT$29.05 to US$1.00 as of December 31, 2012.  The translation should not be construed as a representation that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

3.	ACCOUNTING CHANGE

Recognition and Measurement of Financial Instruments

From January 1, 2011, the Company adopted the newly revised ROC SFAS No. 34, “Financial Instrument: Recognition and Measurement.”  The main revisions require that loans and receivables originated by the Company are now covered by ROC SFAS No. 34.  This accounting change did not have a material impact on the Company’s consolidated financial statements as of and for the year ended December 31, 2011.

4.	CASH

	December 31
	2011	2012
	NT$	NT$	US$
			(Note 2)

Cash on hand	10,240	8,721	300
Checking and saving accounts	13,879,155	13,575,159	467,303
Time deposits	10,532,394	6,681,671	230,006

	24,421,789	20,265,551	697,609

5.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2011	2012
	NT$	NT$	US$
			(Note 2)

Financial assets designated as at fair value through profit or loss - current
Dual currency deposits	-	2,178,381	74,987
Structured time deposits	-	1,644,601	56,613

Financial assets for trading - current
Open-end mutual funds	170,581	171,802	5,914
Swap contracts	478,504	18,890	650
Quoted stocks	46,858	18,000	620
Forward exchange contracts	10,812	3,326	114

	706,755	4,035,000	138,898

Financial liabilities for trading - current
Swap contracts	81,450	423,366	14,574
Forward exchange contracts	13,944	35,883	1,235
Foreign currency option contracts	-	7,899	272
Cross currency swap contracts	38,880	-	-

	134,274	467,148	16,081

The Company entered into derivative contracts to manage exposures to foreign exchange risk and interest rate risks.  The derivative contracts entered into by the Company did not meet the criteria for hedge accounting except those described in Note 26h.

Information regarding such derivative transactions not qualified for hedge accounting was as follows:

a.	Swap contracts

The outstanding swap contracts of the Company as of December 31, 2011 and 2012 were as follows:

Contract Amount
Currency	Maturity Period	(In Thousands)

December 31, 2011

NT$/US$	2012.01-2012.12	NT$19,936,501/US$677,600
US$/NT$	2012.01-2012.03	US$96,500/NT$2,854,357
US$/JPY	2012.01-2012.12	US$72,260/JPY5,600,000
US$/EUR	2012.01	US$1,992/EUR1,500

December 31, 2012

NT$/US$	2013.01-2013.12	NT$29,616,245/US$1,011,500
US$/NT$	2013.01-2013.04	US$182,500/NT$5,315,035
US$/JPY	2013.01-2013.02	US$63,961/JPY5,280,000
US$/CNY	2013.06	US$40,000/CNY251,940

b.	Forward exchange contracts

The outstanding forward exchange contracts of the Company as of December 31, 2011 and 2012 were as follows:

		Contract Amount
Currency	Maturity Period	(In Thousands)

December 31, 2011

US$/JPY	2012.01	US$31,500/JPY2,454,249
US$/NT$	2012.01-2012.03	US$68,000/NT$2,055,270
US$/MYR	2012.01-2012.03	US$16,000/MYR50,522
US$/EUR	2012.01	US$2,354/EUR1,800
US$/KRW	2012.01	US$42,000/KRW48,435,800
US$/SGD	2012.01-2012.02	US$5,500/SGD7,141
EUR/US$	2012.01-2012.02	EUR1,500/US$2,046

December 31, 2012

US$/JPY	2013.01-2013.02	US$35,297/JPY2,945,751
US$/CNY	2013.01-2013.04	US$37,000/CNY232,230
US$/MYR	2013.01-2013.02	US$8,000/MYR24,549
US$/EUR	2013.01	US$1,444/EUR1,128
US$/KRW	2013.01	US$18,000/KRW19,368,700
US$/SGD	2013.01-2013.03	US$9,500/SGD11,594
EUR/US$	2013.01-2013.02	EUR500/US$658
NT$/US$	2013.02	NT$29,104/US$1,000

c.	The outstanding foreign currency option contracts of the Company as of December 31, 2012 were as follows:

		Contract Amount
Contract	Maturity Period	(In Thousands)

Sell US$ Put/NT$ Call	2015.05	US$4,000/NT$111,400
Sell US$ Put/NT$ Call	2015.05	US$4,000/NT$111,100
Buy US$ Call/NT$ Put	2015.05	US$2,000/ NT$55,700
Buy US$ Call/NT$ Put	2015.05	US$2,000/ NT$55,550

Note:	The contracts will be settled once a month and the counterparty has the right to early terminate the contracts.

d.
Cross currency swap contracts

As of December 31, 2011, the notional amount of the outstanding cross currency swap contracts of the Company was US$30,000 thousand against NT$869,400 thousand.  Interest receipt and payment are based on stated interest rates.  The contracts were all matured in August 2012.

For the years ended December 31, 2010, 2011 and 2012, the net gain on valuation of financial assets at FVTPL was NT$1,169,434 thousand, NT$1,118,488 thousand and NT$420,845 thousand (US$14,487 thousand), respectively; the net loss on valuation of financial liabilities at FVTPL was NT$1,092,316 thousand, NT$250,435 thousand and NT$1,138,509 thousand (US$39,191 thousand), respectively.

6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31
	2011	2012
	NT$	NT$	US$
			(Note 2)

Quoted stocks	197,052	301,146	10,366
Private-placement shares	24,827	67,146	2,311
	221,879	368,292	12,677
Current portion	(48,794)	(48,266)	(1,661)

Noncurrent portion	173,085	320,026	11,016

For the years ended December 31, 2010, 2011 and 2012, the other-than-temporary impairment loss of available-for-sale financial assets was NT$2,680 thousand, NT$87,253 thousand and NT$5,409 thousand (US$186 thousand), respectively.

7.	BOND INVESTMENTS WITH NO ACTIVE MARKET - CURRENT

The bond investment was a 3-year unsecured convertible corporate bond with a coupon rate of 3.00% issued by SiPhoton, Inc. with a face value of US$3,000 thousand and warrants.  The maturity of debt host contract of the investment was extended one year to October 2013.  In 2011, the Company exercised the warrants to purchase 545 thousand shares at the amount of US$1,500 thousand and recorded the investment as financial assets carried at cost - noncurrent (Note 11).

8.	ACCOUNTS RECEIVABLE, NET

	December 31
	2011	2012
	NT$	NT$	US$
			(Note 2)

Accounts receivable	30,727,988	37,503,628	1,291,003
Allowance for doubtful accounts	(128,869)	(80,137)	(2,759)
Allowance for sales returns and discounts	(123,331)	(210,904)	(7,260)

	30,475,788	37,212,587	1,280,984

The information regarding factored accounts receivable of the Company was as follows:

Counterparties	Receivables Sold (In Thousands)		Amounts Collected (In Thousands)		Advances Received at Year-End (In Thousands)		Interest Rates on Advances Received (%)	Revolving Credit Line (In Thousands)

Year ended December 31, 2011

Citi bank	US$	204,324	US$	150,846	US$	53,478	1.50	US$	95,000
	NT$	447,415	NT$	447,415	NT$	-	-
Taishin bank	US$	8,141	US$	8,141	US$	-	-	US$	9,300

Year ended December 31, 2012

Citi bank	US$	278,498	US$	201,854	US$	76,644	1.06	US$	92,000

Pursuant to the factoring agreement, the losses from disputes (such as sales returns and discounts) shall be borne by the Company, while losses from credit risk shall be borne by the banks.  As of December 31, 2011 and 2012, the Company has issued a promissory note of US$28,930 thousand and US$27,000 thousand, respectively, as collateral.

9.	INVENTORIES

	December 31
	2011	2012
	NT$	NT$	US$
			(Note 2)

Finished goods	3,616,381	4,509,187	155,222
Work in process	1,563,509	1,696,739	58,408
Raw materials	7,715,521	7,885,749	271,454
Supplies	515,069	622,605	21,432
Materials and supplies in transit	510,277	456,762	15,723

	13,920,757	15,171,042	522,239

The cost of inventories sold recognized as cost of revenues for the years ended December 31, 2010, 2011 and 2012 was NT$146,829,805 thousand, NT$150,269,610 thousand and NT$156,781,270 thousand (US$5,396,946 thousand), respectively, which included NT$340,268 thousand, NT$433,418 thousand and NT$519,431 thousand (US$17,881 thousand), respectively, due to write-downs of inventories.

10.	INVENTORIES RELATED TO CONSTRUCTION BUSINESS

	December 31
	2011	2012
	NT$	NT$	US$
			(Note 2)

Land and buildings held for sale	633,078	323,910	11,150
Construction in progress	11,753,404	11,924,683	410,488
Land held for construction	1,616,743	1,616,743	55,654
Prepayment for land use rights	2,146,273	3,036,682	104,533

	16,149,498	16,902,018	581,825

A portion of land and buildings held for sale in Shanghai Zhangjiang was completed and sold from 2010 to 2012.  The construction loss of NT$37,771 thousand was recognized for the year ended December 31, 2011 while the construction profit of NT$1,037,318 thousand and NT$316,999 thousand (US$10,912 thousand) was recognized for the years ended December 31, 2010 and 2012, respectively.  The remaining projects are expected to be completed before the end of 2015.  The capitalized interest expense for the years ended December 31, 2010, 2011 and 2012 is presented in Note 13.

11.	FINANCIAL ASSETS CARRIED AT COST - NONCURRENT

	December 31
	2011	2012
	NT$	NT$	US$
			(Note 2)

Limited partnership	447,112	449,157	15,461
Unquoted common shares (Note 7)	384,193	355,089	12,223
Unquoted preferred shares	61,978	23,636	814

	893,283	827,882	28,498

For the years ended December 31, 2010, 2011 and 2012, the other-than-temporary impairment loss of financial assets carried at cost - noncurrent was nil, nil and NT$18,284 thousand (US$629 thousand).

12.	EQUITY METHOD INVESTMENTS

	December 31
	2011		2012
		% of			% of
		Owner		US$	Owner
	NT$	- ship	NT$	(Note 2)	- ship
Listed company
Hung Ching Development & Construction Co. (“HCDC”)	1,124,692	26.2	1,138,690	39,198	26.2
Unlisted companies
Hung Ching Kwan Co. (“HCK”)	329,817	27.3	379,482	13,063	27.3
StarChips Technology Inc. (“SCT”)	47,856	33.3	47,856	1,647	33.3
	1,502,365		1,566,028	53,908
Deferred gain on transfer of land	(300,149)		(300,149)	(10,332)
Accumulated impairment - SCT	(47,856)		(47,856)	(1,647)

	1,154,360		1,218,023	41,929

Market values of the listed equity method investment as of December 31, 2011 and 2012 were NT$775,517 thousand and NT$895,619 thousand (US$30,830 thousand), respectively.

In March and April 2011, Shanghai DH, invested CNY64,500 thousand in CP Mingchuang Enterprise Development Fund which were scheduled to engage in the development of real estate properties.  However, the limited partnership agreement was cancelled in November 2011 and Shanghai DH received CNY60,000 thousand as the return of capital.

The Company recorded equity in earnings of equity method investments and the details were as follows:

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$	US$
				(Note 2)

HCDC	57,640	131,546	11,708	403
USI	27,986	-	-	-
Others	(12,646)	(34,608)	49,666	1,710

	72,980	96,938	61,374	2,113

For the years ended December 31, 2010, 2011 and 2012, the other-than-temporary impairment loss of equity method investment - SCT was NT$41,739 thousand, NT$6,117 thousand and nil, respectively.

13.	PROPERTY, PLANT AND EQUIPMENT

Accumulated depreciation consisted of:

	December 31
	2011	2012
	NT$	NT$	US$
			(Note 2)

Buildings and improvements	18,608,406	21,480,561	739,434
Machinery and equipment	114,013,568	118,372,789	4,074,795
Transportation equipment	197,510	207,017	7,126
Furniture and fixtures	3,888,329	4,079,350	140,425
Leased assets and leasehold improvements	415,259	128,186	4,413

	137,123,072	144,267,903	4,966,193

Information regarding capitalized interest expense was as follows:

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$	US$
				(Note 2)

Total interest expense including capitalized interest	1,682,838	1,929,632	2,253,154	77,561
Less: Capitalized interest
Included in inventories related to construction business	(196,669)	(130,283)	(46,476)	(1,600)
Included in property, plant and equipment	(100,158)	(133,024)	(202,363)	(6,966)

Interest expense	1,386,011	1,666,325	2,004,315	68,995
(Continued)

Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$	US$
(Note 2)

Capitalization rate
Inventories related to construction business	4.78%-5.31%	4.78%-6.72%	5.23%-7.22%
Property, plant and equipment	0.71%-3.65%	1.26%-4.68%	1.62%-5.88%
(Concluded)

For the years ended December 31, 2010, 2011 and 2012, the impairment loss of property, plant and equipment was NT$169,860 thousand, NT$234,301 thousand and NT$53,224 thousand (US$1,833 thousand), respectively.

14.	INTANGIBLE ASSETS

The movements of intangible assets other than deferred pension cost were as follows:

			Other Intangible Assets
				Acquired	Customer
		Land Use		Special	Relationship
	Goodwill	Rights	Patents	Technology	and Others
	NT$	NT$	NT$	NT$	NT$

Balance at January 1, 2011	10,408,023	2,173,907	721,909	342,726	1,549,226
Additions
Purchase	-	1,142,234	7,700	-	8,901
From acquisition	59,534	-	-	-	-
Amortization	-	(44,247)	(245,484)	(141,818)	(310,939)
Impairment	(38,899)	-	-	-	-
Reclassification	(125,097)	(5,141)	414	-	-
Translation adjustment	70,940	153,947	3,216	-	329
Balance at December 31, 2011	10,374,501	3,420,700	487,755	200,908	1,247,517
Additions
Purchase	-	490,020	3,611	-	401,835
From acquisition	1,454	-	-	-	-
Amortization	-	(52,617)	(245,477)	(141,818)	(334,192)
Reclassification	(3,823)	-	219	-	106,447
Translation adjustment	(65,309)	(121,445)	(1,734)	-	(4,060)

Balance at December 31, 2012	10,306,823	3,736,658	244,374	59,090	1,417,547
			Other Intangible Assets
				Acquired	Customer
		Land Use		Special	Relationship
	Goodwill	Rights	Patents	Technology	and Others
	US$ (Note 2)	US$ (Note 2)	US$ (Note 2)	US$ (Note 2)	US$ (Note 2)

Balance at January 1, 2012	357,126	117,752	16,790	6,916	42,944
Additions
Purchase	-	16,868	124	-	13,833
From acquisition	50	-	-	-	-
Amortization	-	(1,811)	(8,450)	(4,882)	(11,504)
Reclassification	(132)	-	8	-	3,664
Translation adjustment	(2,248)	(4,181)	(60)	-	(140)

Balance at December 31, 2012	354,796	128,628	8,412	2,034	48,797

The goodwill arising from acquisition was related to the acquisitions of PowerASE, Luchu and Shanghai DH in 2011 and the acquisition of Yang Ting in 2012, respectively (Note 2).  The Company had completed the purchase price allocation for the acquisition of ASE Singapore II Pte. Ltd. in 2011 and reclassified the purchase premium from goodwill to related assets.  Other purchase price allocations for the acquisitions aforementioned were all completed in the year of acquisition.

15.	IDLE ASSETS

	December 31
	2011	2012
	NT$	NT$	US$
			(Note 2)

Cost
Land	232,681	232,681	8,010
Buildings and improvements	1,304,970	1,271,727	43,777
Machinery and equipment	399,849	242,285	8,340
Furniture and fixtures	119,715	115,748	3,985
	2,057,215	1,862,441	64,112
Accumulated depreciation	(820,115)	(712,392)	(24,523)
Accumulated impairment	(123,046)	(57,547)	(1,981)

	1,114,054	1,092,502	37,608

Idle assets mainly included USI’s Nankuan plant and ASE Electronics’ Flip-chip production line.  The Company recognized the impairment loss of idle assets at NT$37,123 thousand, NT$81,486 thousand and NT$20,317 thousand (US$699 thousand) for the years ended December 31, 2010, 2011 and 2012, respectively.

16.	SHORT-TERM BORROWINGS

Short-term borrowings represented revolving bank loans with annual interest rates of 0.96%-7.32% and 0.80%-6.93% as of December 31, 2011 and 2012, respectively.

17.	ACCRUED EXPENSES

	December 31
	2011	2012
	NT$	NT$	US$
			(Note 2)

Accrued salaries and bonus	3,288,844	3,974,619	136,820
Accrued employee bonus and compensation to directors and supervisors	1,719,333	1,457,758	50,181
Others	3,931,542	4,068,053	140,036

	8,939,719	9,500,430	327,037

18.	BONDS PAYABLE

	December 31
	2011	2012
	NT$	NT$	US$
			(Note 2)

Secured domestic bonds - secured by banks
Repayable at maturity in August 2016; interest paid annually with annual interest rate 1.45%	8,000,000	8,000,000	275,387
Secured overseas bonds - secured by ASE Inc. and issued in Hong Kong
CNY150,000 thousand, repayable at maturity in September 2014; interest paid semi-annually with annual interest rate 3.13%	720,730	693,024	23,856
CNY500,000 thousand, repayable at maturity in September 2016; interest paid semi-annually with annual interest rate 4.25%	2,402,435	2,310,079	79,521
	11,123,165	11,003,103	378,764
Unamortized issuance cost	(246,627)	(198,552)	(6,835)

	10,876,538	10,804,551	371,929

19.	LONG-TERM BANK LOANS

Long-term bank loans consisted of the following:
	December 31
	2011	2012
	NT$	NT$	US$
			(Note 2)

Loans for specified purposes	8,460,200	3,034,810	104,469
Working capital bank loans	33,636,543	33,535,197	1,154,396
Mortgage loans	643,106	428,079	14,736
	42,739,849	36,998,086	1,273,601
Current portion	(3,418,799)	(3,167,050)	(109,021)
	39,321,050	33,831,036	1,164,580
Unamortized arrangement fee	(54,636)	(47,871)	(1,648)

	39,266,414	33,783,165	1,162,932

a.	Loans for specified purposes

	December 31
	2011	2012
	NT$	NT$	US$
			(Note 2)

Syndicated bank loan (Led by Citi bank)
Repayable through March 2013 in semi-annual installments, annual interest rate was 2.08% and 2.06% as of December 31, 2011 and 2012, respectively	7,612,500	2,537,500	87,350
(Continued)

	December 31
	2011	2012
	NT$	NT$	US$
			(Note 2)

Others, annual interest rate was 1.78%-2.15% and 1.76%-1.97% as of December 31, 2011 and 2012, respectively	847,700	497,310	17,119

	8,460,200	3,034,810	104,469
			(Concluded)

Pursuant to the syndicated loan agreements led by Citi bank, ASE Inc. should hold no less than 51%, directly or indirectly, of ASE Test’s shareholdings and maintain control over ASE Test at all time.

b.	Working capital bank loans

	December 31
	2011	2012
	NT$	NT$	US$
			(Note 2)

Syndicated bank loans - repayable through June 2015, annual interest rate was 1.05%-1.54% and 0.96%-1.95% as of December 31, 2011 and 2012, respectively
ASE Inc.	14,466,000	10,121,143	348,404
Others	2,670,255	1,472,328	50,683
Others - repayable through October 2015, annual interest rate was 0.95%-6.05% and 0.90%-6.15% as of December 31, 2011 and 2012, respectively
ASE Inc.	7,576,400	15,193,680	523,018
ASE Kun Shan	3,481,625	3,267,000	112,461
USI	2,729,036	1,092,708	37,615
Others	2,713,227	2,388,338	82,215

	33,636,543	33,535,197	1,154,396

c.	Mortgage loans

	December 31
	2011	2012
	NT$	NT$	US$
			(Note 2)
Repayable through June 2018, annual interest rate was 1.36%-2.42% and 1.40%- 1.44% as of December 31, 2011 and 2012, respectively
USI	583,106	428,079	14,736
Luchu	60,000	-	-

	643,106	428,079	14,736

Pursuant to the above loan agreements, the Company should maintain certain financial ratios including current ratio, debt ratio, tangible net worth and interest coverage ratio.  Such financial ratios are calculated based on subsidiaries’ annual audited financial statements or the Company’s annual audited consolidated financial statements or semi-annual reviewed consolidated financial statements.  As of December 31, 2011 and 2012, the Company was in compliance with all of the loan covenants.

As of December 31, 2011 and 2012, loans of NT$9,208,143 thousand and NT$5,557,386 thousand (US$191,304 thousand), respectively, would mature within one year.  The Company, however, had obtained new long term credit lines to refinance the loans on a long-term basis before December 31, 2011 and 2012, respectively, and therefore such loans were not classified as current portion of long-term bank loans.

Long-term bank loans by currencies were summarized as follows:

		December 31
	2011		2012

New Taiwan dollars	NT$	21,360,808	NT$	17,071,145
U.S. dollars	US$	706,162	US$	686,082
CNY dollars	CNY	-	CNY	673

As of December 31, 2012, the future maturities of bonds payable (Note 18) and long-term bank loans were as follows:

	NT$	US$
		(Note 2)

2013	8,724,436	300,325
2014	21,813,425	750,893
2015	6,958,667	239,541
2016	10,387,912	357,587
2017 and thereafter	116,749	4,019

	48,001,189	1,652,365

20.	PENSION PLANS

Defined Contribution Pension Plans

a.	Based on the pension plan under the ROC Labor Pension Act, the Company makes monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages.

b.	According to local regulations, the subsidiaries in China, United States of America, Malaysia, Singapore and Mexico also make contributions at various ranges.

Under defined contribution plans, the Company recognized pension costs of NT$649,616 thousand, NT$872,440 thousand and NT$1,103,941 thousand (US$38,001 thousand) for the years ended December 31, 2010, 2011 and 2012, respectively.

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

As of December 31, 2011 and 2012, the asset allocation in the retirement fund was primarily in cash, equity securities and debt securities.  Furthermore, under the LS Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by local banks.  The government is responsible for any shortfall in the event that the rate of return is less than the required rate of return.

b.
ASE Japan has a pension plan under which eligible employees with more than ten years of service are entitled to receive pension benefits based on their length of service and salary at the time of termination.  In August 2011, part of the plan had been amended as a defined contribution pension plan which resulted in reduction in projected benefit obligation and plan assets.  In addition, ASE Korea also has a pension plan under which eligible employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with ASE Korea, based on their length of service and salary at the time of termination.

c.
In addition, ASE Inc., ASE Test, Inc. and ASE Electronics maintain pension plans for executive managers.  Pension costs for the plans were NT$44,844 thousand, NT$8,174 thousand and NT$34,571 thousand (US$1,190 thousand) for the years ended December 31, 2010, 2011 and 2012, respectively.  Pension payments were NT$2,666 thousand, NT$2,666 thousand and NT$37,642 thousand (US$1,296 thousand) for the years ended December 31, 2010, 2011 and 2012, respectively.  As of December 31, 2011 and 2012, accrued pension costs for executive managers were NT$209,299 thousand and NT$206,228 thousand (US$7,099 thousand), respectively.

Information about defined benefit pension plans regarding a. and b. aforementioned is summarized as follows:

a.	Pension costs for these entities consist of:

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$	US$
				(Note 2)

Service cost	371,242	435,880	312,416	10,755
Interest	124,386	108,305	145,420	5,006
Projected return on plan assets	(29,836)	(32,397)	(46,180)	(1,590)
Amortization	52,828	82,713	88,609	3,050
Curtailment and settlement gain	-	(56,419)	-	-

	518,620	538,082	500,265	17,221

b.	Other pension information based on actuarial calculations of the plans is as follows:

	December 31
	2011	2012
	NT$	NT$	US$
			(Note 2)

Benefit obligation
Vested benefit obligation	2,315,106	2,940,270	101,214
Non-vested benefit obligation	2,593,589	2,880,940	99,172
Accumulated benefit obligation	4,908,695	5,821,210	200,386
Additional benefit based on future salaries	1,479,244	1,680,188	57,838
Projected benefit obligation	6,387,939	7,501,398	258,224
Fair value of plan assets	(1,961,355)	(2,682,803)	(92,352)
(Continued)

	December 31
	2011	2012
	NT$	NT$	US$
			(Note 2)

Funded status	4,426,584	4,818,595	165,872
Unrecognized net transition obligation	(40,859)	(31,103)	(1,071)
Unrecognized prior service cost	(126,017)	(115,310)	(3,969)
Unrecognized net actuarial loss	(1,755,244)	(2,471,722)	(85,085)
Additional pension liability	511,274	870,278	29,958
Recorded under accrued expenses	(10,939)	(16,183)	(557)
Recorded under prepaid pension cost	90,743	-	-

Accrued pension cost	3,095,542	3,054,555	105,148
			(Concluded)

c.	Vested benefit	2,396,409	2,880,629	99,161

d.	Actuarial assumptions used:

December 31
	2011	2012

Discount rate	1.50%-5.38%	1.50%-4.26%
Increase in future salary level	2.00%-5.54%	2.00%-5.07%
Expected rate of return on plan assets	2.00%-3.99%	2.00%-4.26%

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$	US$
				(Note 2)

e. Contributions to the funds	316,813	269,660	734,864	25,297

f. Payments from the funds	57,826	58,593	96,901	3,336

g.	The Company expects to make contributions of NT231,442 thousand (US$7,967 thousand) to its defined benefit pension plans in 2013.

h.	Expected benefit payments:

Year of Payments	NT$	US$
		(Note 2)

2013	192,265	6,618
2014	220,161	7,579
2015	311,155	10,711
2016	349,006	12,014
2017	434,110	14,944
2018 and thereafter	2,245,703	77,305

Plan assets and obligations reflected herein were measured as of December 31, 2011 and 2012.

21.	SHAREHOLDERS’ EQUITY

Common Stock

The authorized capital stock was NT$95,000,000 thousand of which NT$6,000,000 thousand and NT$8,000,000 thousand were reserved for convertible bonds and employee stock option plans, respectively.  For the years ended December 31, 2010, 2011 and 2012, employees exercised options and paid NT$499,404 thousand (28,563 thousand shares), NT$589,326 thousand (30,083 thousand shares) and NT$315,690 thousand (20,460 thousand shares), of which NT$299,698 thousand (14,902 thousand shares), NT$35,693 thousand (2,145 thousand shares) and NT$106,171 thousand (8,142 thousand shares) were recorded as “capital received in advance” as of December 31, 2010, 2011 and 2012, respectively.

In January 2011 and 2012, the Company made capital reductions of NT$370,000 thousand (37,000 thousand shares) and NT$1,054,750 thousand (105,475 thousand shares) through the retirement of treasury stock.  The Company has completed the registration formalities for all the above-mentioned increases and reductions of capital.

American Depositary Shares

ASE Inc. issued ADS and each ADS representing five common shares.  As of December 31, 2011 and 2012, 89,126 thousand and 105,431 thousand ADS were outstanding and represented approximately 445,628 thousand and 527,154 thousand common shares of ASE Inc., respectively.

Capital Surplus

Under the ROC Company Law, capital surplus from paid-in capital in excess of par value and treasury stock transactions may be transferred to capital, subject to a specified percentage of paid-in capital.  In addition, such capital surplus may be distributed in cash if the Company doesn’t have a deficit.

Capital surplus from equity method investments and employee stock options may not be used for any purpose.

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

Employees to whom referred in f. above include employees of subsidiaries that meet certain conditions, which are to be prescribed by the board of directors.

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

For the years ended December 31, 2011 and 2012, the accrual bonus to employees of ASE Inc. was NT$1,362,578 thousand and NT1,178,222 thousand (US$40,558 thousand), respectively, and the accrual compensation to directors and supervisors of ASE Inc. was NT$272,516 thousand and NT$235,645 thousand (US$8,112 thousand), respectively.  The accrual bonus to employees and compensation to directors and supervisors represented 10% and 2%, respectively, of net income (net of the bonus and compensation).  Significant differences between such estimated amounts and the amounts proposed by the board of directors in the following year are adjusted for in the current year.  If the actual amounts subsequently resolved by the shareholders differ from the proposed amounts, the differences are recorded in the year of shareholders’ resolution as a change in accounting estimate.  If a share bonus is resolved to be distributed to employees, the number of shares is determined by dividing the amount of the share bonus by the closing price (after considering the effect of cash and stock dividends) of the shares of the day immediately preceding the shareholders’ meeting.

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

According to the ROC Company Law, legal reserve shall be appropriated until it has reached the Company’s paid-in capital.  The reserve may be used to offset deficits.  When the legal reserve has exceeded 25% of the Company’s paid-in capital, the excess may be transferred to capital or distributed in cash if the Company doesn’t have a deficit.

The appropriations of earnings for 2010 and 2011 resolved at the Company’s annual shareholders’ meetings in June 2011 and 2012, respectively and the appropriation of 2012 earnings proposed by the Company’s board of directors and to be resolved by the Company’s annual shareholders’ meeting were as follow:

	2010	2011	2012
	NT$	NT$	NT$	US$
				(Note 2)

Legal reserve	1,833,750	1,372,596	1,309,136	45,065
Special reserve	1,272,417	-	309,992	10,671
Stock dividends - NT$1.15, NT$1.40 and nil in 2010, 2011 and 2012, respectively	6,957,357	9,315,995	-	-
Cash dividends - NT$0.65, NT$0.65 and NT$1.05 in 2010, 2011 and 2012, respectively	3,932,419	4,325,284	7,987,974	274,973

	13,995,943	15,013,875	9,607,102	330,709

Reversal of special reserve in NT$1,272,417 thousand (US$43,801 thousand) was resolved by the Company’s annual shareholders’ meeting in June 2012.

In addition to the 2010 and 2011 earnings appropriations listed above, the shareholders also resolved to distribute the bonus to employees and compensation to directors and supervisors in cash.  In addition to the 2012 earnings appropriation listed above, the board of directors also proposed to distribute the bonus to employees and compensation to directors and supervisors in cash.  The information was as follows:

	2010	2011	2012
	NT$	NT$	NT$	US$
				(Note 2)

Bonus to employees	1,523,133	1,235,336	1,147,223	39,491
Compensation to directors and supervisors	304,200	246,000	228,000	7,849

The differences between the approved amounts of the bonus to employees and compensation to directors and supervisors and the accrual amounts reflected in the consolidated financial statements for the years ended December 31, 2010 and 2011 were primarily due to changes in estimates.  The differences were NT$427 thousand and NT$153,758 thousand (US$5,293 thousand) and had been adjusted in earnings for the years ended December 31, 2011 and 2012, respectively.

Information regarding the appropriations of earnings, bonus to employees and compensation to directors and supervisors is available on the Market Observation Post System website of the TSE.

Unrealized Gain (Loss) on Financial Instruments

Movements of the unrealized gain (loss) on financial instruments for the years ended December 31, 2011 and 2012 were as follows:

	Available- for-sale Financial	Equity Method	Cash Flow Hedges
	Assets	Investments	(Note 26)	Total
	NT$	NT$	NT$	NT$	US$
					(Note 2)

Balance at January 1, 2011	(9,290)	457,465	(201,872)	246,303	8,479
Recognized directly in shareholders’ equity	(77,901)	(174,005)	9,828	(242,078)	(8,333)
Removed from shareholders’ equity and recognized in earnings	87,191	-	143,672	230,863	7,947
Balance at December 31, 2011	-	283,460	(48,372)	235,088	8,093
Recognized directly in shareholders’ equity	(26,130)	148,355	(8,261)	113,964	3,923
Removed from shareholders’ equity and recognized in earnings	8	-	52,878	52,886	1,820

Balance at December 31, 2012	(26,122)	431,815	(3,755)	401,938	13,836

Treasury Stock (Shares in Thousands)

	Beginning		Retirement/	Ending
	Shares	Addition	Decrease	Shares

Year ended December 31, 2011

Parent company shares held by subsidiaries	114,792	13,189	-	127,981
Repurchase under share buyback plan	37,000	105,475	37,000	105,475

	151,792	118,664	37,000	233,456

Year ended December 31, 2012

Parent company shares held by subsidiaries	127,981	17,902	-	145,833
Repurchase under share buyback plan	105,475	-	105,475	-

	233,456	17,902	105,475	145,833

As of December 31, 2011 and 2012, information regarding treasury stock held by subsidiaries was as follows:

	Shares Held By Subsidiaries	Book Value	Book Value	Market Value	Market Value
		NT$	US$ (Note 2)	NT$	US$ (Note 2)

December 31, 2011

ASE Test	77,377	1,380,721		2,004,060
J&R Holding	40,972	381,709		1,061,186
ASE Test, Inc.	9,632	196,677		249,456

	127,981	1,959,107		3,314,702

December 31, 2012

ASE Test	88,200	1,380,721	47,529	2,222,652	76,511
J&R Holding	46,704	381,709	13,140	1,176,935	40,514
ASE Test, Inc.	10,979	196,677	6,770	276,665	9,524

	145,883	1,959,107	67,439	3,676,252	126,549

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

Stock dividends received in 2010, 2011 and 2012 by the subsidiaries from ASE Inc. were 10,427 thousand shares, 13,189 thousand shares and 17,902 thousand shares, respectively.

According to the ROC Securities and Exchange Act, the number of shares bought back under the share buyback plan may not exceed 10% of the total number of issued and outstanding shares of the Company.  The total amount of the shares bought back may not exceed the total amount of retained earnings, paid-in capital and realized capital surplus.

In addition, under the ROC Securities and Exchange Act, the Company shall neither pledge treasury stock nor exercise shareholders’ rights on these shares, such as rights to dividends and to vote.  The subsidiaries holding treasury stock, however, retain shareholders’ rights, except the rights to participate in any share issuance for cash and to vote.

22.	EMPLOYEE STOCK OPTION PLANS

ASE Inc. Option Plans

In order to attract, retain and reward employees, ASE Inc. has four employee stock option plans.  Each unit represents the right to purchase one share of common stock of ASE Inc. when exercised.  Under the terms of the plans, stock option rights are granted at an exercise price equal to or not less than the closing price of the common shares listed on the TSE on the date of grant.  The option rights of these plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date.

Information regarding stock options for the years ended December 31, 2010, 2011 and 2012 was as follows:

	Year Ended December 31
	2010		2011		2012
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price	Options	Price
	(In	Per Share	(In	Per Share	(In	Per Share
	Thousands)	(NT$)	Thousands)	(NT$)	Thousands)	(NT$)

Beginning outstanding balance	246,566	20.8	397,627	22.3	371,034	22.8
Options granted	187,720	23.3	12,280	25.8	-	-
Options forfeited	(8,096)	23.5	(8,790)	22.9	(6,233)	22.6
Options expired	-	-	-	-	(9)	5.5
Options exercised	(28,563)	17.5	(30,083)	19.6	(20,460)	15.4

Ending outstanding balance	397,627	22.3	371,034	22.8	344,332	20.3

Ending exercisable balance	144,815	20.3	145,154	21.6	243,930	20.1

Grant date fair value of the options granted during the year (NT$)	6.2-6.3		8.0-8.1		-

The exercise prices have been adjusted to reflect the dilution attributable to the distribution of stock dividends in accordance with the terms of the plans.

The weighted average stock price at the date of exercise for stock options exercised for the years ended December 31, 2010, 2011 and 2012 was NT$27.2, NT$29.8 and NT$25.2 (US$0.87), respectively.

Information regarding outstanding and exercisable stock options as of December 31, 2012 was as follows:

	Outstanding			Exercisable
		Weighted	Weight Average		Weighted	Weight Average
Range of	Number of	Average	Remaining	Number of	Average	Remaining
Exercise	Options (In	Exercise	Contractual	Options (In	Exercise	Contractual
Price (NT$)	Thousands)	Price (NT$)	Life (Years)	Thousands)	Price (NT$)	Life (Years)

8.4-13.5	22,727	13.1	1.6	22,720	13.1	1.6
20.4-22.6	321,605	20.8	6.4	221,210	20.8	5.9

	344,332	20.3		243,930	20.1

As of December 31, 2012, the number of options that were expected to vest was 91,496 thousand units.

As of December 31, 2012, the aggregate intrinsic value of outstanding and exercisable stock options was NT$1,699,073 thousand (US$58,488 thousand) and NT$1,243,177 thousand (US$42,794 thousand), respectively.

Total intrinsic value of options exercised for the years ended December 31, 2010, 2011 and 2012 was NT$300,776 thousand, NT$386,877 thousand and NT$200,536 thousand (US$6,903 thousand), respectively.

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

Information regarding stock options for the years ended December 31, 2010, 2011 and 2012 was as follows:

	Year Ended December 31
	2010		2011		2012
	Number of	Exercise	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price	Options	Price
	(In	Per Share	(In	Per Share	(In	Per Share
	Thousands)	(US$)	Thousands)	(US$)	Thousands)	(US$)

Beginning outstanding balance	29,420	1.7	29,120	1.7	28,770	1.7
Options forfeited	(300)	1.7	(350)	1.7	(175)	1.7

Ending outstanding balance	29,120	1.7	28,770	1.7	28,595	1.7

Ending exercisable balance	17,672	1.7	23,156	1.7	28,575	1.7

As of December 31, 2012, the options were all vested and the remaining contractual life is five years.  No compensation cost was recognized under the intrinsic value method for the years ended December 31, 2010, 2011 and 2012.

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

USIE Option Plan

The terms of the plans issued by USIE were the same with those of the ASE Inc. option plans.

Information regarding stock options for the year ended December 31, 2010, 2011 and 2012 was as follows:

	Year Ended December 31
	2010		2011		2012
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price	Options	Price
	(In	Per Share	(In	Per Share	(In	Per Share
	Thousands)	(US$)	Thousands)	(US$)	Thousands)	(US$)

Beginning outstanding balance	18,722	1.5	26,869	1.8	35,462	2.1
Options granted	8,800	2.4	8,800	2.9	-	-
Options forfeited	(653)	1.5	(207)	1.5	(283)	2.1
Options exercised	-	-	-	-	(213)	1.5

Ending outstanding balance	26,869	1.8	35,462	2.1	34,966	2.1

Ending exercisable balance	10,900	1.5	14,299	1.5	22,252	1.7

Grant date fair value of the options granted during the year (US$)	0.88-1.06		0.83-0.95		-

Information regarding outstanding and exercisable stock options as of December 31, 2012 was as follows:

	Outstanding			Exercisable
		Weighted			Weighted
Exercise	Number of	Average	Remaining	Number of	Average	Remaining
Range of	Options (In	Exercise	Contractual	Options (In	Exercise	Contractual
Price (US$)	Thousands)	Price (US$)	Life (Years)	Thousands)	Price (US$)	Life (Years)

1.5	17,485	1.5	5.0	17,485	1.5	5.0
2.4-2.9	17,481	2.7	7.8	4,767	2.5	7.3

	34,966	2.1		22,252	1.7

As of December 31, 2012, the number of options that were expected to vest was 12,004 thousand units.

As of December 31, 2012 the aggregate intrinsic value of outstanding and exercisable stock options was nil.

For those options granted before December 31, 2007, no compensation cost was recognized under the intrinsic value method for the years ended December 31, 2010, 2011 and 2012.

Options granted by ASE Inc. and USIE during the years ended December 31, 2010 and 2011 were valued using the Hull & White Model (2004) with Ritchken’s Trinomial Tree Model (1995) and the inputs for the model were as follows:

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

For the years ended December 31, 2010, 2011 and 2012, termination of employment that resulted in forfeiture of stock options granted on or after January 1, 2008 of ASE Inc. and USIE were 2,099 thousand units, 4,933 thousand units and 4,716 thousand units, respectively.  As of December 31, 2012, the estimated percentage of forfeiture due to termination of employment over the remaining vesting period of ASE Inc. and USIE was 1.8%-4.0%.

Compensation cost recognized by the Company for the options granted after January 1, 2008 was NT$319,147 thousand, NT$537,973 thousand and NT$445,120 thousand (US$15,323 thousand) for the years ended December 31, 2010, 2011 and 2012, respectively.

For purposes of pro forma disclosure, the estimated fair values of the options granted before December 31, 2007 are amortized to expense over the option vesting periods.  Had the Company recorded compensation cost based on the estimated grant date fair values which were determined using the Black-Scholes option pricing model, the pro forma information for the years ended December 31, 2010, 2011 and 2012 would have been as follows:

Assumptions:

	ASE Inc.	ASE Mauritius Inc.	USIE

Expected dividend yield	3.00%	-	-
Expected volatility	46.0%-59.0%	47.21%	39.0%
Risk free interest rate	1.80%-2.51%	4.17%	4.28%
Expected life	5.0-6.5 years	6.5 years	6.525 years

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$	US$
				(Note 2)

Net income attributable to shareholders of the parent	17,804,442	13,177,782	12,509,605	430,623

Basic earnings per share after tax	2.37	1.75	1.68	0.06

23.	INCOME TAX

a.	A reconciliation of income tax expense based on pre-tax income at statutory rates and income tax expense was as follows:

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$	US$
				(Note 2)

Tax expense based on pre-tax income at statutory rates
Domestic entities	2,037,332	2,557,117	3,005,586	103,463
Foreign entities	3,204,662	1,147,666	425,341	14,641
	5,241,994	3,704,783	3,430,927	118,104
Add (less) tax effects of:
Permanent differences
Tax-exempt income	(979,020)	(656,601)	(312,587)	(10,760)
Others	118,588	152,366	(23,555)	(811)
Temporary differences
Unrealized foreign exchange loss (gain)	(129,884)	153,649	(154,616)	(5,322)
Loss (gain) on valuation of financial instruments	60,270	(113,259)	116,009	3,993
Others	162,375	313,429	251,156	8,646
	4,474,323	3,554,367	3,307,334	113,850
Loss carryforwards	(61,984)	-	-	-
Income tax on undistributed earnings	-	434,156	8,722	300
Credits for investments and research and development expenditures	(819,712)	(1,467,739)	(852,351)	(29,341)
Adjustment of prior year’s income tax	(19,651)	37,025	6,747	232
Current income tax	3,572,976	2,557,809	2,470,452	85,041
Deferred income tax	55,764	460,403	571,176	19,662

Income tax expense	3,628,740	3,018,212	3,041,628	104,703

b.	Deferred income tax assets (liabilities) were as follows:

	December 31
	2011	2012
	NT$	NT$	US$
			(Note 2)

Deferred income tax assets - current
Unused tax credits	827,306	464,137	15,977
Provision for inventory valuation and obsolescence	98,576	127,769	4,398
Unused loss carryforwards	-	38,682	1,332
Unrealized foreign exchange loss (gain)	82,279	(47,241)	(1,626)
Others	181,007	439,771	15,138
	1,189,168	1,023,118	35,219
Valuation allowance	(53,643)	(260,566)	(8,969)

	1,135,525	762,552	26,250
(Continued)

	December 31
	2011	2012
	NT$	NT$	US$
			(Note 2)

Deferred income tax liability - current
Unrealized increment	-	(167,924)	(5,780)
Others	(175)	(78,256)	(2,694)

	(175)	(246,180)	(8,474)

Deferred income tax assets - noncurrent
Depreciation	120,696	736,287	25,345
Unused loss carryforwards	391,568	497,087	17,111
Accrued pension cost	524,619	376,275	12,953
Unused tax credits	729,476	323,342	11,131
Others	473,218	536,328	18,462
	2,239,577	2,469,319	85,002
Valuation allowance	(780,474)	(624,930)	(21,512)

	1,459,103	1,844,389	63,490

Deferred income tax liability - noncurrent
Unused tax credits	10,445	583,818	20,097
Accrued pension cost	-	112,580	3,875
Unused loss carryforwards	-	16,335	562
Depreciation	(325,707)	(1,417,160)	(48,783)
Others	(309,478)	(42,339)	(1,457)
	(624,740)	(746,766)	(25,706)
Valuation allowance	-	(199,811)	(6,878)

	(624,740)	(946,577)	(32,584)
			(Concluded)

The increase in the valuation allowance for 2012 was mainly due to the amendment of the tax rate of Alternative Minimum Tax under the Income Basic Tax Act (the “Act”) from 10% to 12%.  The Act was amended in August 2012 and effective on January 1, 2013.  In assessing the realizability of deferred income tax assets, the Company considers its future taxable earnings and expected timing of the reversal of temporary differences.  In addition, in the event future taxable earnings do not materialize as forecasted, the Company will consider executing certain tax planning strategies available to realize the deferred income tax assets.  The valuation allowance is provided to reduce the gross deferred income tax assets to an amount which the Company believes will more likely than not be realized.  Deferred income tax assets and liabilities are classified in the consolidated balance sheets based on the classification of the related assets or liabilities or the expected timing of the reversal of temporary differences.

c.	The tax holidays for the Company are as follows:

1)
A portion of ASE Inc.’s income from packaging of semiconductors is exempt from income tax for five years ended December 2016.  A portion of ASE Chung Li branch’s income from manufacturing, processing and testing of semiconductors was exempt from income tax ended December 2011.

2)	A portion of ASE Test, Inc., ASE Electronics and Yang Ting’s income is exempt from income tax for five years ended December 2016.

3)
Some China subsidiaries were eligible to enjoy the five-year tax holiday (two-year tax exemption and subsequent three-year 50% reduction of applicable tax rate), or qualified as high technology enterprises which are entitled to a reduced tax rate of 15%, or were eligible to deduct certain times of research and development expenses from their taxable income.

The distribution of China-sourced income generated after January 1, 2008 is subject to a 10% withholding tax, and enterprises originating from those countries that have tax treaties with China may apply for lower withholding tax rates.

4)
ASE Singapore has been granted pioneer status under the provisions of the Economic Expansion Incentives (Relief from Income Tax) Act for all income arising from pioneer status activities which is exempt from income tax ending August 2013.

The per share effect of these tax holidays was NT$0.13, NT$0.09 and NT$0.04 (US$0.001) per share for the years ended December 31, 2010, 2011 and 2012, respectively.

d.	As of December 31, 2012, unused tax credits, which may be utilized to offset future income tax, were as follow:

Year of Expiry	NT$	US$
		(Note 2)

2013	427,812	14,727
2014	250,031	8,607
2015	340,530	11,722
2017 and thereafter	352,924	12,149

	1,371,297	47,205

e.	As of December 31, 2012, unused loss carryforwards, which may be utilized to offset future income tax, were as follow:

Year of Expiry	NT$	US$
		(Note 2)

2013	38,682	1,331
2014	134,030	4,614
2015	63,130	2,173
2016	35,875	1,235
Through 2017 to 2022	280,387	9,652

	552,104	19,005

f.
Income tax returns of ASE Inc. have been examined by the ROC tax authorities through 2008.  ASE Inc. disagreed with the result of examinations relating to its income tax returns from 2002 to 2008 and applied for related tax appeals and procedures.  ASE Inc. has recognized the related income tax expense in the year upon completion of examinations.  Income tax returns of other subsidiaries have been examined by the tax authorities through 2002 to 2011.

g.	Information regarding Imputation Tax System

As of December 31, 2011 and 2012, the balance of the Imputation Credit Account (“ICA”) amounted to NT$502,789 thousand and NT$598,571 thousand (US$20,605 thousand), respectively.  The creditable ratio for the distribution of 2011 and 2012 earnings is 7.16% (actual) and 5.55% (estimated), respectively.

Under the Integrated Income Tax System, ROC resident shareholders are allowed a tax credit for their proportionate share of the income tax paid in the ROC by the Company on earnings generated since January 1, 1998.  Non-resident shareholders are allowed only a tax credit from the 10% income tax on undistributed earnings, which can be used to reduce the withholding income tax on dividends.  An ICA is maintained by the Company for such income tax and the tax credit allocated to each shareholder.  The maximum credit available for allocation to each shareholder cannot exceed the balance shown in the ICA on the date of distribution of dividends.  The expected creditable ratio for the 2012 earnings may be adjusted, depending on the ICA balance on the date of dividend distribution.

24.	PERSONNEL EXPENDITURE, DEPRECIATION AND AMORTIZATION

	Year Ended December 31, 2010			Year Ended December 31, 2011
	Cost of	Operating		Cost of	Operating
	Revenues	Expenses	Total	Revenues	Expenses	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Personnel
Salary	16,423,462	8,453,317	24,876,779	17,730,232	9,122,024	26,852,256
Pension cost	826,288	386,792	1,213,080	1,020,657	398,039	1,418,696
Labor and health insurance	1,139,682	461,092	1,600,774	1,390,850	631,386	2,022,236
Others	2,060,375	832,527	2,892,902	2,238,244	1,187,560	3,425,804

	20,449,807	10,133,728	30,583,535	22,379,983	11,339,009	33,718,992

Depreciation	17,303,405	1,169,928	18,473,333	19,940,273	1,379,165	21,319,438
Amortization	764,999	616,141	1,381,140	926,664	699,294	1,625,958

	Year Ended December 31, 2012
	Cost of	Operating
	Revenues	Expenses	Total
	NT$	NT$	NT$	US$
				(Note 2)

Personnel
Salary	19,771,151	9,785,351	29,556,502	1,017,436
Pension cost	1,119,519	519,258	1,638,777	56,412
Labor and health insurance	1,577,443	719,638	2,297,081	79,073
Others	2,387,005	1,037,487	3,424,492	117,883

	24,855,118	12,061,734	36,916,852	1,270,804

Depreciation	20,602,089	1,533,323	22,135,412	761,976
Amortization	749,948	528,931	1,278,879	44,023

25.	EARNINGS PER SHARE

EPS is computed as follows:

	Amounts (Numerator)		Number of	EPS
	Before	After	Shares	Before	After
	Income	Income	(Denominator)	Income	Income
	Tax	Tax	(In Thousands)	Tax	Tax
	NT$	NT$		NT$	NT$

Year ended December 31, 2010

Basic EPS
Income attributable to shareholders of the parent	19,032,589	18,337,500	7,506,498	2.54	2.44
Effect of dilutive potential common stock
Bonus to employees	-	-	46,499
Employee stock options issued by ASE Inc.	-	-	48,952
Bonus to employees and employee stock options issued by subsidiaries	(144,397)	(144,397)	-

Diluted EPS
Income attributable to shareholders of the parent plus effect of potential dilutive common stock	18,888,192	18,193,103	7,601,949	2.48	2.39

Year ended December 31, 2011

Basic EPS
Income attributable to shareholders of the parent	15,052,588	13,725,958	7,514,719	2.00	1.83
Effect of dilutive potential common stock
Bonus to employees	-	-	63,653
Employee stock options issued by ASE Inc.	-	-	121,665

Diluted EPS
Income attributable to shareholders of the parent plus effect of potential dilutive common stock	15,052,588	13,725,958	7,700,037	1.95	1.78

Year ended December 31, 2012

Basic EPS
Income attributable to shareholders of the parent	14,585,186	13,091,359	7,445,469	1.96	1.76
Effect of dilutive potential common stock
Bonus to employees	-	-	52,695
Employee stock options issued by ASE Inc.	-	-	77,732
Bonus to employees and employee stock options issued by subsidiaries	(107,632)	(107,632)	-

Diluted EPS
Income attributable to shareholders of the parent plus effect of potential dilutive common stock	14,477,554	12,983,727	7,575,896	1.91	1.71

	Amounts (Numerator)		Number of	EPS
	Before	After	Shares	Before	After
	Income	Income	(Denominator)	Income	Income
	Tax	Tax	(In Thousands)	Tax	Tax
	US$ (Note 2)	US$ (Note 2)		US$ (Note 2)	US$ (Note 2)

Year ended December 31, 2012
Basic EPS
Income attributable to shareholders of the parent	502,072	450,649	7,445,469	0.07	0.06
Effect of dilutive potential common stock
Bonus to employees	-	-	52,695
Employee stock options issued by ASE Inc.	-	-	77,732
Bonus to employees and employee stock options issued by subsidiaries	(3,705)	(3,705)	-
Diluted EPS
Income attributable to shareholders of the parent plus effect of potential dilutive common stock	498,367	446,944	7,575,896	0.07	0.06

For purposes of the ADS calculation, the denominator represents the above-mentioned weighted average outstanding shares divided by five (one ADS represents five common shares).  The numerator was the same.

If the Company may settle the bonus to employees by cash or shares, the Company should presume that the entire amount of the bonus will be settled in shares and the resulting potential shares should be included in the weighted average number of shares outstanding used in the calculation of diluted EPS if the shares have a dilutive effect.  The number of shares is estimated by dividing the entire amount of the bonus by the closing price (after consideration of the dilutive effect of dividends) of the shares at the balance sheet date.  Such dilutive effect of the potential shares needs to be included in the calculation of diluted EPS until the shareholders resolves the number of shares to be distributed to employees at their meeting in the following year.

The weighted average number of shares outstanding for EPS calculation has been retroactively adjusted for the issuance of stock dividends.  This adjustment caused the basic EPS after income tax for the years ended December 31, 2010 and 2011 to decrease from NT$2.78 to NT$2.44 and from NT$2.08 to NT$1.83, respectively.  This adjustment caused the diluted EPS after income tax for the year ended December 31, 2010 and 2011 to decrease from NT$2.73 to NT$2.39 and from NT$2.03 to NT$1.78, respectively.

26.	DISCLOSURES FOR FINANCIAL INSTRUMENTS

a.	Fair values of financial instruments were as follows:

	December 31
	2011		2012
	Carrying Amount	Fair Value	Carrying Amount		Fair Value
	NT$	NT$	NT$	US$	NT$	US$
				(Note 2)		(Note 2)

Non-derivative financial instruments

Assets
Financial assets at fair value through profit or loss - current	217,439	217,439	189,802	6,534	189,802	6,534
Available-for-sale financial assets - current and noncurrent	221,879	221,879	368,292	12,677	368,292	12,677
Bond investments with no active market - current	90,825	90,825	87,120	3,000	87,120	3,000
Financial assets carried at cost - noncurrent	893,283	893,283	827,882	28,498	776,683	26,736
Guarantee deposits (including current portion)	133,775	133,775	118,384	4,075	118,384	4,075
Restricted assets (including current portion)	230,801	230,801	214,626	7,388	214,626	7,388
(Continued)

	December 31
	2011		2012
	Carrying Amount	Fair Value	Carrying Amount		Fair Value
	NT$	NT$	NT$	US$	NT$	US$
				(Note 2)		(Note 2)

Liabilities
Long-term bank loans (including current portion)	42,685,213	42,685,213	36,950,215	1,271,953	36,950,215	1,271,953
Capital lease obligations (including current portion)	66,086	66,086	50,696	1,746	50,696	1,746
Bonds payable	10,876,538	10,901,737	10,804,551	371,929	10,807,596	372,034
Long-term payables	200,000	200,000	-	-	-	-

Derivative financial instruments

Assets
Dual currency deposits	-	-	2,178,381	74,987	2,178,381	74,987
Structured time deposits	-	-	1,644,601	56,613	1,644,601	56,613
Swap contracts	478,504	478,504	18,890	650	18,890	650
Forward exchange contracts	10,812	10,812	3,326	114	3,326	114
Liabilities
Swap contracts	81,450	81,450	423,366	14,574	423,366	14,574
Forward exchange contracts	13,944	13,944	35,883	1,235	35,883	1,235
Foreign currency option contracts	-	-	7,899	272	7,899	272
Interest rate swap contract	58,279	58,279	4,524	156	4,524	156
Cross currency swap contracts	38,880	38,880	-	-	-	-
(Concluded)

b.	Methods and assumptions used in the estimation of fair values of financial instruments were as follows:

1)
The aforementioned financial instruments do not include cash, accounts receivable, other receivables, short-term borrowings, accounts payable, accrued expenses and payable for properties.  Due to their short term nature, these financial instruments’ carrying amounts approximate their fair values.

2)
Fair values of open-end mutual fund and quoted stocks recognized as financial assets at FVTPL or available-for-sale financial assets were determined using their quoted market prices in an active market.  Fair values of private-placement shares and derivatives were determined using valuation techniques incorporating estimates and assumptions which are similar with those generally used by other market participants to price financial instruments.

3)
Fair value of some financial assets carried at cost were determined using valuation techniques incorporating estimates and assumptions which are similar with those generally used by other market participants to price financial instruments.  Other financial assets carried at cost issued by non-public corporations and bond investments with no active market have no active market price and their verifiable fair values cannot be determined at a reasonable cost.  Carrying amount is used as their fair value.

4)	The carrying amounts of guarantee deposits and restricted assets reflect their fair values due to their short term nature.

5)
The interest rates of long-term bank loans were mainly floating and therefore their carrying amounts approximate fair values.  Fair value of secured domestic bonds was determined using its quoted market price in ROC Gre Tai Securities Market.  Fair value of secured overseas bonds were estimated using present value of the future cash flows with the discount rates equal to the prevailing rates of return for financial instruments having substantially the same terms and characteristics.  The maturity period of long-term payables was close to one year and the carrying amount approximates the fair value.

c.
Valuation gains from changes in fair value of financial instruments determined using valuation techniques were NT$66,384 thousand and NT$869,899 thousand for the years ended December 31, 2010 and 2011, respectively.  Valuation loss from changes in fair value of financial instruments determined using valuation techniques was NT$799,829 thousand (US$27,533 thousand) for the year ended December 31,2012.

d.
As of December 31, 2011 and 2012, financial assets exposed to fair value interest rate risk amounted to NT$47,963 thousand and NT$615 thousand (US$21 thousand), respectively; financial liabilities exposed to fair value interest rate risk amounted to NT$10,900,463 thousand and NT$10,808,520 thousand (US$372,066 thousand) respectively; financial assets exposed to cash flow interest rate risk amounted to NT$18,894,790 thousand and NT$13,418,225 thousand (US$461,901 thousand), respectively; and financial liabilities exposed to cash flow interest rate risk amounted to NT$65,650,346 thousand and NT$73,835,141 thousand (US$2,541,657 thousand), respectively.

e.
For the years ended December 31, 2010, 2011 and 2012, interest income of NT$215,228 thousand, NT$330,674 thousand and NT$322,197 thousand (US$11,091 thousand), and interest expense (including capitalized interest) of NT$1,682,838 thousand, NT$1,929,632 thousand and NT$2,253,154 thousand (US$77,561 thousand) were associated with financial assets or liabilities other than those at FVTPL.

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

As of December 31, 2012, the Company held quoted stocks and open-end mutual funds which are subject to market risk.  The fair value of these investments will decrease by NT$6,000 thousand (US$207 thousand) if their market price decrease by 1%.

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

The Company’s operating funds and credit line are deemed sufficient to meet cash flow demand; therefore, the Company’s liquidity risk is not considered to be significant.

The Company’s investments in quoted stocks and open-end mutual funds are traded in active markets and can be quickly disposed of at close to their fair values.  The Company’s bond investments with no active market, private-placement shares recorded as available-for-sale financial assets and financial assets carried at cost have no active markets and therefore liquidity risk for such assets is expected to be high.

4)	Cash flow interest rate risk

The Company’s loans, except bonds payable, are mainly floating interest rate debts.  The Company’s annual cash outflows will increase by NT$738,000 thousand (US$25,404 thousand) when the market interest rate increases by 1%.

h.	Cash flow hedge

The Company entered into interest rate swap contracts to hedge exposures from fluctuations in interest rates arising from its long-term loans.

The fair value of ASE Inc.’s interest rate swap contracts which qualified for hedge accounting as of December 31, 2011 and 2012 were losses of NT$58,279 thousand and NT$4,524 thousand (US$156 thousand), respectively.  The outstanding interest rate swap contracts of the Company as of December 31, 2011 and 2012 were as follows:

		Notional Amount	Interest Rates	Interest Rate Received	Expected Period for Further Cash	Expected Period for the Recognition of Gains or Losses from
Maturity Period		(In Thousands)	Paid (%)	(%)	Demand	Hedge

December 31, 2011

2013.03	NT$	5,220,000	2.45-2.48	0.861	2012-2013	2012-2013
2013.03	NT$	2,392,500	0.96-0.99	0.861	2012-2013	2012-2013

December 31, 2012

2013.03	NT$	1,740,000	2.45-2.48	0.887	2013	2013
2013.03	NT$	797,500	0.96-0.99	0.887	2013	2013

As of December 31, 2011, the unrealized gain from the interest rate swap contract, recorded as unrealized gain on financial instruments, entered by ASEAT SH was NT$11,467 thousand and would be amortized as a reduction of interest expense during the contract period of the hedged item, long-term loans.  The contract did not meet the criteria of the hedging relationship anymore due to ASEAT SH’s early repayment of the long-term loan in June 2012, NT$7,107 thousand (US$245 thousand) was reclassified from equity to gain on valuation of financial assets and NT$4,360 thousand (US$150 thousand) from equity was amortized as a reduction of interest expense for the year ended December 31, 2012.

The changes in unrealized loss on cash flow hedging financial instruments are disclosed in Note 21.

27.	RELATED PARTY TRANSACTIONS

The related parties and their relationships with the Company are disclosed in Note 12, except Fu Hwa Construction Co. Ltd., a subsidiary of one of ASE Inc.’s equity method investments, and Kunshan Ding Yao, of which the chairman of the board of directors is also the Company’s general manager.  In addition, PSC, before November 22, 2011, and NXP B.V. continue to exercise significant influence over PowerASE (Note 2) and ASEN, respectively, and therefore are related parties of PowerASE and ASEN, respectively.

The Company acquired real estate from HCDC in May 2012 at NT$1,429,679 thousand (US$49,214 thousand) which was primarily based on independent professional evaluation reports and was fully paid before December 31, 2012.  In addition, ASEAT SH acquired 10% shareholdings of Shanghai DH from Kunshan Ding Yao in November 2011 (Note 2) and total consideration was determined based on an independent evaluation report.  Except the aforementioned, the Company had no significant transactions with related parties for the years ended December 31, 2010, 2011 and 2012

Information regarding compensation to directors, supervisors and management personnel was as follows:

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$	US$
				(Note 2)

Salary, incentives and other compensations	724,752	905,423	824,489	28,382
Bonus	139,910	118,130	93,027	3,202

	864,662	1,023,553	917,516	31,584

28.	ASSETS PLEDGED OR MORTGAGED

In addition to Note 8, the following assets have been pledged or mortgaged as collateral for bank loans, import duties for raw materials and as guarantee deposits for employment of foreign labor and etc.:

	December 31
	2011	2012
	NT$	NT$	US$
			(Note 2)

Inventories related to construction business
Land held for construction	1,616,743	-	-
Property, plant and equipment
Land	777,858	299,059	10,295
Buildings and improvements	3,111,856	370,518	12,754
Restricted assets (including current portion under other current assets)	230,801	214,626	7,388
	5,737,258	884,203	30,437

29.	COMMITMENTS AND CONTINGENCIES

a.
The Company leases the land on which their buildings are situated under various operating lease agreements with the ROC government expiring on various dates through November 2022.  The agreements grant these entities the option to renew the leases and reserve the right for the lessor to adjust the lease payments upon an increase in the assessed value of the land and to terminate the leases under certain conditions.  In addition, the Company leases buildings, machinery and equipment under operating leases.

Future minimum lease payments under the above-mentioned operating leases as of December 31, 2012 were as follows:

	NT$	US$
		(Note 2)

2013	162,015	5,577
2014	93,444	3,217
2015	74,095	2,550
2016	58,061	1,999
2017 and thereafter	285,856	9,840

Total minimum lease payments	673,471	23,183

b.	As of December 31, 2012, unused letters of credit of the Company were approximately NT$206,000 thousand (US$7,091 thousand).

c.
As of December 31, 2012, outstanding commitments to purchase machinery and equipment of the Company were approximately NT$3,712,000 thousand (US$127,780 thousand), of which NT$140,609 thousand (US$4,840 thousand) had been prepaid.

d.
As of December 31, 2012, outstanding commitments related to construction of facilities of the Company were approximately NT$6,069,000 thousand (US$208,916 thousand), of which NT$1,137,958 thousand (US$39,172 thousand) had been prepaid.

e.
Tessera Inc. (“Tessera”) filed an amended complaint in the United States District Court for the Northern District of California in February 2006 adding the Company to a suit alleging that the Company infringed patents owned by Tessera (the “California Litigation”).  The district court in the California Litigation has lifted the stay in January 2012 and set a case management schedule to begin in April 2014.  The United States Patent and Trademark Office have also instituted reexamination proceedings on all the patents Tessera has asserted in the California Litigation and the investigations concluded by International Trade Commission (“ITC Investigation”).

Up to date, the impact of the California Litigation or the ITC Investigation cannot be estimated.

30.	EXCHANGE RATE INFORMATION OF FOREIGN-CURRENCY FINANCIAL ASSETS AND LIABILITIES

Information for significant foreign-currency assets and liabilities of the Company was summarized as follows (in thousands of foreign currency):

	December 31
	2011	2012

Financial assets

Monetary items
US$	1,889,719	2,494,433
CNY	2,484,573	3,012,758
JPY	11,286,401	11,734,304

Financial liabilities

Monetary items
US$	2,281,512	2,302,039
CNY	2,763,228	6,305,761
JPY	5,089,272	4,801,426

(Continued)

December 31
	2011	2012

Exchange rate

US$	US$1=NT$30.275	US$1=NT$29.040
CNY	CNY1=NT$4.8000	CNY1=NT$4.6202
JPY	JPY1=NT$0.3906	JPY1=NT$0.3364
(Concluded)

31.	OPERATING SEGMENT INFORMATION

a.	Segment revenues and results

The Company has four reportable segments:  Packaging, testing, EMS and others.  The Company packages bare semiconductors into finished semiconductors with enhanced electrical and thermal characteristics; provides testing services, including front-end engineering testing, wafer probing and final testing services; provides electronics manufacturing services; and engages in other activities.

The accounting policies for segments are the same as those described in Note 2.  The Company changed the measurement of segment profit or loss from operating income to income before income tax as the chief operating decision maker changed the measurement basis for resources allocation and performance evaluation since 2011.  For the comparative purpose, the segment information for the year ended December 31, 2010 was revised in conformity with the presentation for the years ended December 31, 2011 and 2012.

Segment information for the years ended December 31, 2010, 2011 and 2012 was as follows:

	Packaging	Testing	EMS	Others	Total
	NT$	NT$	NT$	NT$	NT$

2010

Revenue from external customers	101,071,294	21,956,997	59,577,374	6,137,132	188,742,797
Inter-segment revenues	4,821,334	352,290	43,614,139	11,166,482	59,954,245
Interest income	83,846	30,307	74,426	26,649	215,228
Interest expense	(1,217,743)	(38,674)	(90,774)	(38,820)	(1,386,011)
Depreciation and amortization	(10,794,362)	(5,885,730)	(1,564,025)	(1,610,356)	(19,854,473)
Impairment loss	(170,682)	(60,896)	(1,414)	(18,410)	(251,402)
Segment income before income tax	11,645,249	5,655,268	2,333,002	3,190,110	22,823,629
Segment assets	102,027,572	40,613,527	43,731,297	21,767,369	208,139,765
Expenditures for segment assets	23,104,455	10,035,170	1,009,991	611,434	34,761,050

2011

Revenue from external customers	102,677,289	21,932,231	57,850,415	2,887,271	185,347,206
Inter-segment revenues	1,923,714	90,032	43,050,376	7,720,823	52,784,945
Interest income	150,323	20,857	135,456	24,038	330,674
Interest expense	(1,305,245)	(19,200)	(222,108)	(119,772)	(1,666,325)
Depreciation and amortization	(13,384,345)	(6,422,129)	(1,687,390)	(1,451,532)	(22,945,396)
Impairment loss	(363,076)	(37,322)	-	(47,658)	(448,056)
Segment income before income tax	10,080,121	4,768,128	1,949,055	199,857	16,997,161
Segment assets	113,792,384	38,582,345	39,522,545	31,980,821	223,878,095
Expenditures for segment assets	22,193,888	6,849,722	708,991	1,279,401	31,032,002

(Continued)

	Packaging	Testing	EMS	Others	Total
	NT$	NT$	NT$	NT$	NT$

2012

Revenue from external customers	104,298,275	22,657,058	62,747,665	4,269,394	193,972,392
Inter-segment revenues	303,374	213,210	43,628,905	7,252,285	51,397,774
Interest income	112,632	9,837	166,105	33,623	322,197
Interest expense	(1,266,474)	(28,039)	(170,781)	(539,021)	(2,004,315)
Depreciation and amortization	(14,552,204)	(6,083,371)	(1,600,670)	(1,178,046)	(23,414,291)
Impairment loss	(55,477)	(12,026)	-	(29,731)	(97,234)
Segment income before income tax	8,611,697	5,239,316	2,986,337	(246,814)	16,590,536
Segment assets	125,108,098	40,620,333	43,742,983	37,032,701	246,504,115
Expenditures for segment assets	28,006,528	7,947,860	2,038,697	900,031	38,893,116
(Concluded)

	Packaging	Testing	EMS	Others	Total
	US$ (Note 2)	US$ (Note 2)	US$ (Note 2)	US$ (Note 2)	US$ (Note 2)

2012

Revenue from external customers	3,590,302	779,933	2,159,989	146,967	6,677,191
Inter-segment revenues	10,443	7,340	1,501,856	249,648	1,769,287
Interest income	3,877	339	5,718	1,157	11,091
Interest expense	(43,596)	(965)	(5,879)	(18,555)	(68,995)
Depreciation and amortization	(500,936)	(209,410)	(55,101)	(40,552)	(805,999)
Impairment loss	(1,910)	(414)	-	(1,023)	(3,347)
Segment income before income tax	296,444	180,355	102,800	(8,496)	571,103
Segment assets	4,306,647	1,398,290	1,505,782	1,274,792	8,485,511
Expenditures for segment assets	964,080	273,593	70,179	30,982	1,338,834

Note:	Inter-segment revenues were eliminated upon consolidation.

b.	Revenue from major products and services

	Years Ended December 31
	2010	2011	2012
	NT$	NT$	NT$	US$ (Note 2)

Advanced packaging and IC wirebonding service	90,583,897	91,234,269	93,314,688	3,212,210
Wafer probing and final testing service	21,473,806	21,469,472	22,140,124	762,139
Electronic components manufacturing service	56,777,818	57,233,787	61,650,121	2,122,207
Others	19,907,276	15,409,678	16,867,459	580,635

	188,742,797	185,347,206	193,972,392	6,677,191

c.	Geographical information

1)	Net revenues from external customers

	Year Ended December 31
	2010		2011		2012
		% of		% of			% of
		Total		Total			Total
	NT$	Revenues	NT$	Revenues	NT$	US$ (Note 2)	Revenues

America	105,507,488	56	107,597,312	58	119,165,968	4,102,099	61
Taiwan	37,214,850	20	37,150,070	20	33,443,120	1,151,226	17
Asia	25,578,735	13	21,019,332	11	22,295,261	767,479	12
Europe	20,441,724	11	19,580,492	11	19,068,043	656,387	10

	188,742,797	100	185,347,206	100	193,972,392	6,677,191	100

2)	Noncurrent assets, excluding financial instruments, deferred pension cost and deferred income tax assets

	December 31
	2011	2012
	NT$	NT$	US$
			(Note 2)

Taiwan	64,374,970	78,234,754	2,693,107
China	41,142,070	39,994,544	1,376,748
Others	24,190,543	25,698,661	884,635

	129,707,583	143,927,959	4,954,490

d.	Major customers

For the years ended December 31, 2010, 2011 and 2012, the Company did not have a single customer to which the net revenues exceeded 10% of total net revenues.

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

Starting from January 1, 2009, the U.S. GAAP reconciling adjustment for the bonuses paid in stock will be the difference of the fair value of the stock bonuses between the date of stock distribution (U.S. GAAP) and the date immediately preceding the shareholders’ meeting (ROC GAAP).  For the years ended December 31, 2010, 2011 and 2012, all the bonuses to employees were paid in cash.  Therefore, the U.S. GAAP reconciling adjustment for the bonuses paid in stock was not required.

c.	Depreciation of buildings

Under ROC GAAP, buildings may be depreciated over their estimated life based on ROC practices and tax regulations.  For U.S. GAAP purposes, buildings are depreciated over their estimated economic useful life.

d.	Depreciation on the excess of book value of buildings transferred between subsidiaries

ASE Test, Inc. purchased buildings and facilities from ASE Technologies Inc. in 1997.  The purchase price was based on market value, which meant the portion of the purchase price in excess of book value of NT$17,667 thousand was capitalized by ASE Test, Inc. as allowed under ROC GAAP.  Under U.S. GAAP, transfers of assets between entities under common control are recorded at transferred assets’ carrying amount.  Therefore, depreciation on the capitalized excess amount recorded under ROC GAAP is reversed under U.S. GAAP until the buildings and facilities are fully depreciated or disposed of.

e.	Gain on sales of subsidiary’s stock

The carrying amount of stock investments in ASE Test by J&R Holding under ROC GAAP is different from that under U.S. GAAP.  Therefore, differences in the amount of related gains upon the sale of such stock investments have been recorded in the equity reconciliation.

f.	Effects of U.S. GAAP adjustments on equity method investments

The carrying amounts of equity method investments and the investment income (loss) recognized by the equity method are reflected in the consolidated financial statements under ROC GAAP.  The financial statements of these equity method investees prepared under ROC GAAP differ from the financial statements of such equity method investees prepared under U.S. GAAP.  Therefore, the investment income (loss) has been adjusted to reflect the differences between ROC GAAP and U.S. GAAP in the investees’ financial statements.

g.	Impairment of long-lived assets

Under U.S. GAAP, an impairment loss is recognized when the carrying amount of an asset or a group of assets is not recoverable from the expected undiscounted future cash flows and the impairment loss is measured as the difference between the fair value and the carrying amount of the asset or a group of assets.  The impairment loss is recorded in earnings and cannot be reversed subsequently.  Long-lived assets (excluding goodwill and other indefinite lived assets) held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

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

In 2006, the Company reversed impairment loss recognized in 2005 under ROC GAAP after a careful analysis of the increase in the estimated service potential of the production line and facilities by an external specialist.  Such reversal is prohibited under U.S. GAAP.  As such, differences in the cost basis of these impaired machinery and equipments, associated depreciation expense, gain or loss on disposal and gain on recoveries related to restoration of such impaired machinery and equipments between ROC GAAP and U.S. GAAP are reflected in the reconciliation.

h.	Stock dividends

Under ROC GAAP, stock dividends are recorded at par value with a charge to retained earnings.  Under U.S. GAAP, if the ratio of distribution is less than 25 percent of the same class of shares outstanding, the fair value of the shares issued should be charged to retained earnings.  The difference for stock dividends paid in 2010, 2011 and 2012 was treated as an additional reduction to retained earnings and an increase to capital surplus of NT$7,201 million, NT$11,132 million and NT$11,831 million (US$407 million), respectively.

i.	Stock-based compensation

Under U.S. GAAP, stock-based compensation expense for the year ended December 31, 2006 includes compensation expense for all unvested stock-based compensation awards granted prior to January 1, 2006 that are expected to vest, based on the grant-date fair value estimated in accordance with the transition method and the original provision of the U.S. guidance relating to accounting for stock-based compensation.  Upon an employee’s termination, unvested awards are forfeited, which affects the quantity of options to be included in the calculation of stock-based compensation expense.  Forfeitures do not include vested options that expire unexercised.  Stock-based compensation expense for all stock-based compensation awards granted after January 1, 2006 is based on the grant-date fair value estimated in accordance with the provisions of the U.S. guidance relating to share-based payment.  The Company recognizes compensation expense using the graded vesting method over the requisite service period of the award, which is generally the option vesting term of five years.  See Note 33e for a further discussion on stock-based compensation.

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

Effective January 1, 2008, the Company adopted ROC SFAS No. 39, “Accounting for Share-based Payment”, which is similar in many respects to the U.S. guidance relating to share-based payment and requires companies to record share-based payment transactions in the financial statements at fair value for the employee stock options that were granted or modified after December 31, 2007.  Under ROC GAAP, the Company granted employee stock options in 2010 and 2011 and recognized compensation expense of NT$319,147 thousand, NT$537,973 thousand and NT$445,120 thousand (US$15,323 thousand) using the graded vesting method over the requisite service period for each separately vesting portion for the year ended December 31, 2010, 2011 and 2012, respectively.  No stock-based compensation expense was recognized for the years ended December 31, 2010, 2011 and 2012 for the options granted on or before December 31, 2007 under ROC GAAP.

j.	Goodwill and intangible assets

Before January 1, 2006, under ROC GAAP, the Company amortized goodwill arising from acquisitions over 10 years.  Effective January 1, 2006, the Company adopted ROC SFAS No. 25 (revised in 2005), “Business Combinations - Accounting Treatment under Purchase Method” which is similar to the U.S. guidance relating to goodwill and other intangible assets.  The Company reviews goodwill for impairment in accordance with the provision of the standards under ROC and U.S. GAAP.  Under U.S. GAAP, the Company recognized an impairment charge of nil, NT$6,934 thousand and nil for the years ended December 31, 2010, 2011 and 2012, respectively.

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

l.	Impairment loss on equity method investments

ROC GAAP and U.S. GAAP require an assessment of impairment of long-term investments whenever events or circumstances indicate a decline in value that may be other than temporary.  The criteria for determining whether or not an impairment charge is required are similar under ROC GAAP and U.S. GAAP; however, the methods to measure the amount of impairment may be based on different estimates of fair values depending on the circumstances.  When impairment is determined to have occurred, U.S. GAAP generally requires the market price to be used, if available, to determine the fair value of the long-term investment and measure the amount of impairment at the reporting date.  Under ROC GAAP, if the investments have an inactive market, another measure of fair value may be used.  The Company recognized an impairment charge of NT$ 41,379 thousand, NT$6,117 thousand and nil under U.S. GAAP for the years ended December 31, 2010, 2011 and 2012, respectively.

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

Upon adoption of the U.S. guidance relating to share-based payment after January 1, 2006, the Company has unrecognized compensation cost, and therefore, the number of shares included in the diluted earnings per share calculation under U.S. GAAP is different from that under ROC GAAP.

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

For the business combinations consummated on or after January 1, 2009, the U.S. guidance relating to business combinations requires (a) most of the assets acquired and liabilities assumed in the business combination to be measured at fair value as of the acquisition date, (b) the direct acquisition cost should be expensed in current earnings, (c) the negative goodwill will no longer be a reduction of assets but should be recorded as an ordinary gain in the period of acquisition, (d) the net assets of noncontrolling interests’ share of the acquired subsidiaries should be recognized at fair value.  In a business combination achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value, reclassify the amount recognized in other comprehensive income from prior reporting period and recognize the resulting gain or loss in earnings.  Furthermore, under U.S. GAAP, changes in the Company’s ownership interest while retaining controlling interest in its subsidiary shall be accounted for as equity transactions.  The carrying amount of the noncontrolling interest shall be adjusted to reflect the change in its ownership interest in the subsidiary.  Any difference between the fair value of the consideration paid and the amount by which the noncontrolling interest is adjusted shall be recognized in equity attributable to the parent.

For the USI Acquisition in February 2010, the Company remeasured the fair value of equity method investments in USI held before the acquisition and recognized a non-operating gain of NT$1,462,692 thousand under U.S. GAAP.  The acquisition information under U.S. GAAP was discussed in Note 33k.

For the additional common shares acquisition of USI from the noncontrolling interest in August 2010 and the additional shares of PowerASE and Shanghai DH acquired in 2011, the Company recognized the difference of NT$567,302 thousand and NT$303,748 thousand, respectively, between the cash consideration and the carrying amount of the additional common shares as a deduction of capital surplus under U.S. GAAP for the years ended December 31, 2010 and 2011, respectively.

As for the EEMS Test Singapore Pte. Ltd. Acquisition, the Company completed the initial accounting in 2011 and recognized adjustments to the provisional amounts as if the accounting for the business combination had been completed at the acquisition date, August 1 2010.  Thus, the Company revised comparative information for the year ended December 31, 2010 presented in consolidated financial statements.

p.	Private-placement shares

Under ROC GAAP, private-placement shares with period restriction on disposal are deemed as a financial instrument without quoted prices in an active market.  The fair value of private-placement shares are determined using valuation techniques which is based on quoted price of an otherwise identical unrestricted security of the same issuer, and adjusted the impact of the restrictions.

Under U.S. GAAP, if a restriction on an equity security that has a readily determinable quoted price expires within one year, the investment on such equity security could be accounted as a financial instrument for trading or an available-for-sale financial instrument.

At December 31, 2012, shares purchased through private placement remained private and not publicly traded.  All shares were re-classified from available-for-sale financial assets – noncurrent, under ROC GAAP, to financial assets carried at cost - noncurrent, under U.S. GAAP.  Accordingly, any unrealized gains or losses through fair value re-measurement under ROC GAAP were reversed.  At December 31, 2011, an other-than-temporary impairment loss of NT$87,253 thousand was recorded and there were no other unrealized gains or losses related to the shares through fair value re-measurement.

The following schedule reconciles net income and shareholders’ equity under ROC GAAP as reported in the consolidated financial statements to the net income and shareholders’ equity amounts as determined under U.S. GAAP, giving effect to adjustments for the differences listed above.

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$	US$ (Note 2)

Net income

Net income based on ROC GAAP	19,194,889	13,978,949	13,548,908	466,400
Adjustments:
a. Pension benefits	17,632	66,042	(2,705)	(93)
c. Depreciation of buildings	(105,239)	(85,912)	(125,559)	(4,322)
d. Depreciation on the excess of book value of buildings transferred between subsidiaries	432	432	432	15
f. Effect of U.S. GAAP adjustments on equity method investments	57,954	(5,138)	(90,346)	(3,110)
g. Impairment of long-lived assets
Depreciation and gain on recoveries related to restoration of impaired machinery and equipment	73,368	150,935	52,977	1,824
i. Stock-based compensation	(580,237)	(264,537)	(564,579)	(19,435)
k. Undistributed earnings tax	(916,335)	160,766	201,437	6,934
o. Business combination and noncontrolling interest	1,192,100	(106,075)	(105,510)	(3,632)
Income tax effect of U.S. GAAP adjustments	(33,620)	(115,076)	12,266	422
Net decrease in net income	(293,945)	(198,563)	(621,587)	(21,397)

Net income based on U.S. GAAP	18,900,944	13,780,386	12,927,321	445,003

Attributable to
Shareholders of the parent	18,158,180	13,532,514	12,477,633	429,523
Noncontrolling interest	742,764	247,872	449,688	15,480

	18,900,944	13,780,386	12,927,321	445,003

Earnings per share (Note 33h)
Basic	2.42	1.80	1.68	0.06
Diluted	2.39	1.79	1.67	0.06
Earnings per ADS (Note 33h)
Basic	12.09	9.00	8.38	0.29
Diluted	11.97	8.93	8.33	0.29
Number of weighted average outstanding shares (in thousand shares) (Note 33h)
Basic	7,506,498	7,514,719	7,445,469
Diluted	7,542,814	7,575,701	7,490,602
Number of ADS (in thousand shares) (Note 33h)
Basic	1,501,300	1,502,944	1,489,094
Diluted	1,508,563	1,515,140	1,498,120

	December 31
	2010	2011	2012
	NT$	NT$	NT$	US$ (Note 2)

Shareholders’ equity

Shareholders’ equity based on ROC GAAP	91,839,325	102,282,494	112,459,068	3,871,224
Adjustments:
a. Pension benefits and additional liability
Pension benefits	71,460	137,502	134,797	4,640
Unrecognized pension cost on adoption of the amended U.S. guidance relating to pension	(613,362)	(613,362)	(613,362)	(21,114)
Defined benefit pension plan adjustment	(808,762)	(818,361)	(1,148,988)	(39,552)
c. Depreciation of buildings	(1,037,260)	(1,123,172)	(1,248,731)	(42,986)
d. Depreciation on the excess of book value of buildings transferred between subsidiaries	(11,871)	(11,439)	(11,007)	(379)
e. Gain on sale of subsidiary’s stock	(8,619)	(8,619)	(8,619)	(297)
f. Effects of U.S. GAAP adjustments on equity method investments	(158,977)	(164,115)	(254,461)	(8,759)
(Continued)

	December 31
	2010	2011	2012
	NT$	NT$	NT$	US$ (Note 2)

g. Impairment loss reversal, net	(1,424,919)	(1,273,984)	(1,221,007)	(42,031)
i. Stock-based compensation	(908,661)	(908,661)	(908,661)	(31,279)
j. Goodwill	1,265,869	1,265,869	1,265,869	43,575
k. Undistributed earnings tax	(1,523,344)	(1,362,578)	(1,161,141)	(39,970)
l. Impairment loss on equity method investments	(883,620)	(883,620)	(883,620)	(30,417)
o. Business combination and noncontrolling interest	210,769	(229,139)	(323,353)	(11,131)
p. Private-placement shares	-	-	26,122	899
Income tax effect of U.S. GAAP adjustments	444,137	329,061	341,327	11,750
Net decrease in shareholders’ equity	(5,387,160)	(5,664,618)	(6,014,835)	(207,051)

Shareholders’ equity based on U.S. GAAP	86,452,165	96,617,876	106,444,233	3,664,173
(Concluded)

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$	US$ (Note 2)

Changes in shareholders’ equity based on U.S. GAAP

Balance, beginning of year	69,515,745	86,452,165	96,617,876	3,325,916
Net income for the year	18,900,944	13,780,386	12,927,321	445,003
Adjustment for stock option compensation	899,384	802,510	1,009,699	34,757
Translation adjustment	(4,479,649)	4,568,156	(3,284,086)	(113,050)
Adjustment from changes in ownership percentages of subsidiaries	(9,510)	(4,960)	2,168,684	74,653
Unrealized gain on available-for-sale financial assets	115,454	(158,162)	147,912	5,092
Unrealized gain on cash flow hedging financial instruments	105,351	153,500	44,617	1,536
Stock options exercised by employees	499,404	589,326	315,690	10,867
Cash dividends	(1,978,190)	(3,932,419)	(4,325,284)	(148,891)
Cash dividends received by subsidiaries from parent company	37,536	74,160	83,117	2,861
Effects of U.S. GAAP adjustments on equity method investments	(48,372)	-	-	-
Change in noncontrolling interest	(459,161)	(42,685)	1,435,550	49,417
Change in noncontrolling interest from acquisition of subsidiaries	(345,186)	(2,814,290)	-	-
Defined benefit pension plan adjustment	(361,824)	(77,177)	(696,863)	(23,988)
Acquisition of treasury stock	(1,185,205)	(2,772,634)	-	-
Disposal of subsidiaries	(1,472)	-	-	-
Disposal of treasury stock held by subsidiaries	5,246,916	-	-	-

Balance, end of year	86,452,165	96,617,876	106,444,233	3,664,173

Attributable to
Shareholders of the parent	82,959,008	95,334,374	103,337,388	3,557,225
Noncontrolling interest	3,493,157	1,283,502	3,106,845	106,948

	86,452,165	96,617,876	106,444,233	3,664,173

The following U.S. GAAP condensed consolidated balance sheets as of December 31, 2011 and 2012, and consolidated statements of income for the years ended December 31, 2010, 2011 and 2012 have been derived from the audited consolidated financial statements and reflect the adjustments presented above.

	December 31
	2011	2012
	NT$	NT$	US$
			(Note 2)

Current assets	89,609,964	97,638,182	3,361,039
Long-term investments	1,185,581	1,250,770	43,056
Property, plant and equipment, net	110,927,450	125,165,008	4,308,606
Intangible assets	15,896,234	15,848,008	545,542
Other assets	2,472,118	2,754,776	94,829

Total assets	220,091,347	242,656,744	8,353,072

Current liabilities	67,443,174	85,290,939	2,936,005
Long-term liabilities	56,030,297	50,921,572	1,752,894
Total liabilities	123,473,471	136,212,511	4,688,899
Equity attributable to shareholders of the parent	95,334,374	103,337,388	3,557,225
Noncontrolling interest in consolidated subsidiaries	1,283,502	3,106,845	106,948

Total liabilities and shareholders’ equity	220,091,347	242,656,744	8,353,072

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$	US$
				(Note 2)

Net revenues	188,742,797	185,347,206	193,972,392	6,677,191
Cost of revenues	148,887,478	150,793,721	157,773,205	5,431,091
Gross profit	39,855,319	34,553,485	36,199,187	1,246,100
Operating expenses	16,877,296	18,450,852	19,203,125	661,037
Income from operations	22,978,023	16,102,633	16,996,062	585,063
Net non-operating income (expenses)	504,526	647,365	(1,202,761)	(41,403)
Income before income tax	23,482,549	16,749,998	15,793,301	543,660
Income tax expense	4,581,605	2,969,612	2,865,980	98,657

Net income	18,900,944	13,780,386	12,927,321	445,003

Net income attributable to
Shareholders of the parent	18,158,180	13,532,514	12,477,633	429,523
Noncontrolling interest	742,764	247,872	449,688	15,480

	18,900,944	13,780,386	12,927,321	445,003

In accordance with the U.S. guidance relating to reporting comprehensive income, the statement of comprehensive income for the years ended December 31, 2010, 2011 and 2012 are presented below:

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$	US$
				(Note 2)

Net income based on U.S. GAAP	18,900,944	13,780,386	12,927,321	445,003
Other comprehensive income or loss, net of tax
Translation adjustments	(4,479,649)	4,568,156	(3,284,086)	(113,050)
Unrealized gain (loss) on financial instruments	220,805	(4,662)	192,529	6,628
Unrecognized pension cost	(361,824)	(77,177)	(696,863)	(23,988)

Comprehensive income	14,280,276	18,266,703	9,138,901	314,593

(Continued)

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$	US$
				(Note 2)

Comprehensive income attributable to
Shareholders of the parent	13,620,418	17,923,130	8,751,108	301,243
Noncontrolling interest	659,858	343,573	387,793	13,350

	14,280,276	18,266,703	9,138,901	314,593
(Concluded)

The tax adjustment for comprehensive income for the years ended December 31, 2010, 2011 and 2012 was NT$38,464 thousand, NT$28,557 thousand and NT$9,137 thousand (US$315 thousand), respectively.

The components of accumulated other comprehensive income (loss) of the parent were as follows:

	December 31
	2011	2012
	NT$	NT$	US$
			(Note 2)

Cumulative translation adjustment	3,352,220	130,008	4,475
Unrealized gain on financial instruments	241,641	434,191	14,946
Actuarial loss and transition obligation	(1,783,122)	(2,572,592)	(88,557)

Accumulated other comprehensive income (loss)	1,810,739	(2,008,393)	(69,136)

The Company applies ROC SFAS No. 17, “Statement of Cash Flows”.  Its objectives and principles are similar to those set out in the U.S. guidance relating to statement of cash flows.  Summarized cash flow data by operating, investing and financing activities in accordance with the U.S. GAAP are as follows:

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$	US$
				(Note 2)
Net cash inflow (outflow) from:
Operating activities	36,964,711	31,936,706	29,017,945	998,896
Investing activities	(31,418,338)	(30,077,023)	(40,093,964)	(1,380,170)
Financing activities	(2,965,662)	(2,296,308)	8,455,755	291,076
Net increase (decrease) in cash	2,580,711	(436,625)	(2,620,264)	(90,198)
Cash, beginning of year	22,557,494	23,397,557	24,421,789	840,681
Effect of exchange rate changes	(1,740,648)	1,460,857	(1,535,974)	(52,874)

Cash, end of year	23,397,557	24,421,789	20,265,551	697,609

The significant reclassifications for U.S. GAAP cash flow statements pertained to the equity transactions with the noncontrolling interest shown in the financing activities under U.S. GAAP as opposed to investing activities under ROC GAAP.

33.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP

a.	Transition to IFRS in 2013

As of January 1, 2013, the Company began preparing financial statements in accordance with International Financial Reporting Standards, International Accounting Standards, and relevant Interpretations (collectively, “IFRSs”) as issued by International Accounting Standards Board (“IASB”) and IFRSs as endorsed for use in ROC.  The Company’s transition date to IFRSs was January 1,

2012 and therefore, the consolidated financial statements under IFRSs for the year ended December 31, 2012 may be materially different from the accompanied consolidated financial statements under ROC GAAP for the year ended December 31, 2012.

b.	Recently issued accounting standards

In May 2011, the FASB issued an accounting update to amend the fair value measurement guidance and include some enhanced disclosure requirements.  The most significant change in disclosures is an expansion of the information required for Level 3 measurements based on unobservable inputs.  The standard is effective for the Company for the year ending December 31, 2012.  The Company has included these new disclosures, as applicable, in Note 33j.

In June and December 2011, the FASB issued accounting updates to eliminate the current option to report other comprehensive income and its components in the statement of shareholders’ equity.  Instead, an entity will be required to present items of net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements.  The new requirements do not change which components of comprehensive income are recognized in net income or other comprehensive income, or when an item of other comprehensive income must be reclassified to net income.  The standard is effective for the Company for the year ending December 31, 2012.  The Company has reported other comprehensive income and its components in two separate but consecutive statements and the adoption did not have an impact on its results of operations, financial position or cash flows.

In September 2011, the FASB issued an accounting update, which is intended to reduce the cost and complexity of the annual goodwill impairment test by providing entities an option to perform a “qualitative” assessment to determine whether further impairment testing is necessary.  Specifically, an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test.  If an entity believes, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required.  Otherwise, no further testing is required.  This standard is effective for the Company for the year ending December 31, 2012.  The adoption of this guidance did not have a material impact on the Company’s results of operations, financial position or cash flows.

In December 2011, the FASB issued an accounting update, which creates new disclosure requirements regarding the nature of an entity’s rights of setoff and related arrangements associated with its financial instruments and derivative instruments.  Certain disclosures of the amounts of certain instruments subject to enforceable master netting arrangements or similar agreements would be required, irrespective of whether the entity has elected to offset those instruments in the statement of financial position.  The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013 with retrospective application required.  The Company has not yet determined the effect on the adoption of this pronouncement.

In July 2012, the FASB issued an accounting update to simplify how entities test indefinite-lived intangible assets for impairment which improve consistency in impairment testing requirements among long-lived asset categories.  The update permits an assessment of qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying value.  For assets in which this assessment concludes it is more likely than not that the fair value is more than its carrying value, these amended standards eliminate the requirement to perform quantitative impairment testing as outlined in the previously issued standards.  The standard is effective for fiscal years beginning after December 15, 2012 and early adoption is permitted.  The Company has not yet determined the effect on the adoption of this pronouncement.

In February 2013, the FASB issued an accounting update requiring entities to present information about significant items reclassified out of accumulated other comprehensive income or loss by component either on the face of the statement where net income is presented or as a separate disclosure in the notes to the financial statements.  This standard is effective for the Company for the year ending December 31, 2013.  The Company has not yet determined the effect on the adoption of this pronouncement.

c.	Pension

In December 2008, the FASB issued new guidance relating to the disclosure requirements for defined benefit plans, which provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan.  As discussed in Note 20, pension funds are administered by the Labor Pension Fund Supervisory Committee (“the Committee”) and the investment policies, strategies and plan assets allocation is under the Committee’s control.  In addition, the Committee does not provide detailed information to the public for the investment portfolios of the pension plan assets.  Therefore, the Company cannot meet the pension plan asset disclosure requirements under U.S. GAAP.

Set forth below is pension information about the defined benefit plans disclosed in accordance with the U.S. guidance related to employers’ disclosures about pensions and other postretirement benefits:

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$	US$
				(Note 2)

Components of net periodic benefit cost
Service cost	371,242	435,880	312,416	10,755
Interest cost	124,386	108,305	145,420	5,006
Expected return on plan assets	(29,836)	(32,397)	(46,180)	(1,590)
Amortization	47,555	70,641	91,314	3,143
Curtailment and settlement gain	(12,359)	(110,389)	-	-
Net periodic benefit cost	500,988	472,040	502,970	17,314

Changes in benefit obligation
Benefit obligation at beginning of year	5,770,146	6,876,354	6,387,939	219,895
Addition from USI Acquisition	491,273	-	-	-
Service cost	371,242	435,880	312,416	10,755
Interest cost	124,386	108,305	145,420	5,006
Curtailment effect	(6,907)	(232,080)	-	-
Settlement effect	-	(553,207)	-	-
Actuarial gain	382,837	41,627	783,247	26,962
Benefits paid	(248,814)	(379,680)	(126,266)	(4,347)
Translation adjustment	(7,809)	90,740	(1,358)	(47)
Benefit obligation at end of year	6,876,354	6,387,939	7,501,398	258,224

Change in plan assets
Fair value of plan assets at beginning of year	2,097,594	2,366,254	1,961,355	67,517
Addition from USI Acquisition	7,529	-	-	-
Actual return on plan assets	33,704	44,916	47,258	1,627
Employer contribution	316,813	269,660	734,864	25,297
Benefits paid	(57,826)	(58,593)	(96,901)	(3,336)
Settlement effect	-	(686,530)	-	-
Translation adjustment	(31,560)	25,648	36,227	1,247
Fair value of plan assets at end of year	2,366,254	1,961,355	2,682,803	92,352

Unfunded status	4,510,100	4,426,584	4,818,595	165,872

Actuarial assumptions:

December 31
	2010	2011	2012

Discount rate	1.75%-5.00%	1.50%-5.38%	1.50%-4.26%
Increase in future salary level	2.00%-5.00%	2.00%-5.54%	2.00%-5.07%
Expected rate of return on plan assets	2.00%-2.50%	2.00%-3.99%	2.00%-4.26%

The Company has no other post-retirement or post-employment benefit plans.

d.	Marketable securities

As of December 31, 2011 and 2012, marketable securities by category were as follows:

	December 31, 2011
	Cost	Unrealized Holding Gross Gains	Unrealized Holding Gross Losses	Fair Value
	NT$	NT$	NT$	NT$
Available-for-sale
Quoted stocks	105,480	93,376	(1,804)	197,052
Convertible bonds	90,825	-	-	90,825

	196,305	93,376	(1,804)	287,877

	December 31, 2012
	Cost		Unrealized Holding Gross Gains		Unrealized Holding Gross Losses (Within One Year)		Fair Value
	NT$	US$ (Note 2)	NT$	US$ (Note 2)	NT$	US$ (Note 2)	NT$	US$ (Note 2)
Available-for-sale
Quoted stocks	109,591	3,772	235,088	8,093	(43,533)	(1,499)	301,146	10,366
Convertible bonds	87,120	3,000	-	-	-	-	87,120	3,000

	196,711	6,772	235,088	8,093	(43,533)	(1,499)	388,266	13,366

Bond investments with no active market under ROC GAAP (Note 7) were reclassified as available-for-sale financial assets under U.S. GAAP since the Company doesn’t intend to hold to maturity.

The Company uses the average cost method for financial assets held for trading and available-for-sale financial assets when determining their cost basis.  Proceeds from sales of available-for-sale financial assets for the years ended December 31, 2010, 2011 and 2012 were NT$20,883,928 thousand, NT$2,078,725 thousand and NT$770,163 thousand (US$26,512 thousand), respectively.  Gross realized gains on these sales for the years ended December 31, 2010, 2011 and 2012 were NT$40,496 thousand, NT$50,089 thousand and NT$163 thousand (US$6 thousand), respectively.  Gross realized losses on these sales for the years ended December 31, 2010, 2011 and 2012 were NT$1,824 thousand, NT$1,606 thousand and nil, respectively.  For the years ended December 31, 2010, 2011 and 2012, the other-than-temporary impairment loss of available-for-sale financial assets was NT$2,680 thousand, nil and NT$5,409 thousand (US$ 186 thousand), respectively.

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

Information regarding the Company’s stock option plans is as follows:

ASE Inc. Option Plan

The grant date fair value for the employee stock option granted in 2010 and 2011 was NT$6.26 and NT$8.06 per unit, respectively.  Other information regarding these employee stock option plans is provided in Note 22.

ASE Mauritius Inc. and USI Option Plan

Information regarding these employee stock option plans is provided in Note 22.

USIE Option Plan

The grant date fair value for the employee stock option granted in 2010 and 2011 was US$0.95 and US$0.87 per unit, respectively.  Other information regarding these employee stock option plans is provided in Note 22.

As of December 31, 2012, there was NT$777,594 thousand (US$26,767 thousand) of total unrecognized compensation expense related to stock-based compensation plans of the Company.  The unrecognized compensation expense of the Company is expected to be recognized over a weighted average period of 2.8 years.

f.	Goodwill

As of December 31, 2011 and 2012, the Company had goodwill of NT$10,244,285 thousand and NT$10,181,080 thousand (US$350,467 thousand), respectively, primarily included in the testing segment.

Changes in the carrying amount of goodwill for the years ended December 31, 2011 and 2012, by segment, were as follows:

	Packaging	Testing	EMS	Other	Total
	NT$	NT$	NT$	NT$	NT$	US$
						(Note 2)

Balance as of January 1, 2011	1,443,152	7,903,467	328,005	510,238	10,184,862	350,598
Goodwill acquired	-	-	-	6,934	6,934	239
Goodwill impaired	-	-	-	(6,934)	(6,934)	(239)
Translation adjustment	14,616	44,258	-	549	59,423	2,045
(Continued)

	Packaging	Testing	EMS	Other	Total
	NT$	NT$	NT$	NT$	NT$	US$
						(Note 2)

Balance as of December 31, 2011	1,457,768	7,947,725	328,005	510,787	10,244,285	352,643
Goodwill acquired	1,454	-	-	-	1,454	50
Translation adjustment	(15,904)	(48,158)	-	(597)	(64,659)	(2,226)

Balance as of December 31, 2012	1,443,318	7,899,567	328,005	510,190	10,181,080	350,467
(Concluded)

Goodwill represents the excess of the purchase price over the estimated fair values of the net tangible and intangible assets.  The factors that contributed to the recognition of goodwill primarily relate to expansion into new product areas and potential synergies created from combined capabilities.  None of goodwill is expected to be deductible for tax purpose.

As of December 31, 2011 and 2012, the accumulated impairment loss of goodwill for the packaging and EMS segments was nil.  The accumulated impairment loss of goodwill for the testing segment was NT$1,600,618 thousand (US$55,099 thousand) as of December 31, 2011 and 2012.

g.	Intangible assets other than goodwill

Information of the intangible assets subject to amortization was as follows:

	December 31
	2011	2012
	NT$	NT$	US$
			(Note 2)

Cost
Land use rights	3,725,163	4,087,227	140,696
Customer relationship	1,704,635	1,704,635	58,679
Patents	1,228,165	1,232,013	42,410
Acquired special technology	709,088	709,088	24,409
Projects in progress	493,000	493,000	16,971
Others	9,238	646,392	22,251
	7,869,289	8,872,355	305,416

Accumulated amortization
Land use rights	198,293	247,062	8,505
Customer relationship	661,985	854,748	29,423
Patents	659,626	962,546	33,134
Acquired special technology	508,180	649,998	22,375
Projects in progress	188,983	287,583	9,900
Others	273	203,490	7,004
	2,217,340	3,205,427	110,341

	5,651,949	5,666,928	195,075

The aggregate amortization expense for the years ended December 31, 2010, 2011 and 2012 was NT$828,980 thousand, NT$835,318 thousand and NT$859,914 thousand (US$29,601 thousand), respectively.

As of December 31, 2012, the future estimated aggregate amortization expense for each of the five succeeding fiscal years is as follows:

	NT$	US$
		(Note 2)

2013	728,355	25,072
2014	382,599	13,170
2015	271,943	9,361
2016	238,145	8,198
2017	213,017	7,333

h.	Earnings per share

The U.S. guidance relating to earnings per share requires the presentation of basic and diluted earnings per share.  Basic earnings per share were computed based on the weighted average number of common shares outstanding during the year.  Diluted earnings per share included the effect of dilutive potential common shares (such as stock options issued calculated using the treasury stock method).

The following table presents the calculation of basic and diluted earnings per share:

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$	US$
				(Note 2)

Basic EPS
Income attributable to shareholders of the parent	18,158,180	13,532,514	12,477,633	429,523
Effect of subsidiaries’ stock option plans	(102,700)	-	(348)	(12)

Diluted EPS
Income attributable to shareholders of the parent plus effect of potential dilutive common stock	18,055,480	13,532,514	12,477,285	429,511

Weighted average outstanding shares (in thousands)
Basic	7,506,498	7,514,719	7,445,469
Effect of dilutive potential common stock	36,316	60,982	45,133

Diluted	7,542,814	7,575,701	7,490,602

For the years ended December 31, 2010, 2011 and 2012, no options or convertible bonds were excluded from the calculation of diluted EPS.

The denominator used for purposes of calculating earnings per ADS was the above-mentioned weighted average outstanding shares divided by five (one ADS represents five common shares).  The numerator was the same as mentioned in the above EPS calculation.

i.	Uncertainty in income taxes

In accordance with disclosure requirements under the U.S. guidance relating to accounting for uncertainty in income taxes, the following table summarizes the activity related to the gross unrecognized tax benefits for the years ended December 31, 2010, 2011 and 2012:

	Year Ended December 31
	2010	2011	2012
	NT$	NT$	NT$	US$
				(Note 2)

Balance, beginning of year	19,319	17,576	66,828	2,300
Increase related to current year tax position	-	48,570	23,141	797
Translation adjustment	(1,743)	682	(743)	(26)

Balance, end of year	17,576	66,828	89,226	3,071

Upon adoption of the above-mentioned U.S. guidance, the Company recorded interest expense and penalties as interest expense and other non-operating expense, respectively.  For the year ended December 31, 2010, the total amount of interest expense and penalties related to tax uncertainty was approximately NT$766 thousand.  For the years ended December 31, 2011 and 2012, the interest expense and penalties were decreased by NT$7,065 thousand and NT$551 thousand (US$19 thousand), respectively, due to the reversal of tax uncertainty and the effect of exchange rate changes.  The total amount of interest and penalties recognized as of December 31, 2011 and 2012 was NT$13,500 thousand and NT$12,949 thousand (US$446 thousand), respectively.  As of December 31, 2012, the Company did not expect any material change to the amount of unrecognized tax benefit during the next twelve months.

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

The following section describes the valuation methodologies the Company uses to measure financial assets and liabilities at fair value.

Assets and liabilities measured at fair value on a recurring basis

The Company uses quoted prices in active markets for identical assets to determine fair value for the Level 1 investments such as open-end mutual funds and quoted stocks.

For derivative financial instruments, fair values are estimated using industry standard valuation models.  These models use market-based observable inputs including interest rate curves, foreign exchange rates, and forward and spot prices for currencies to project fair value.  The aforementioned financial instruments are included in Level 2.

For convertible bonds, an estimate of the fair value has not been obtained since the cost of an independent valuation appears excessive, considering the materiality of the investment to the Company.  The aforementioned convertible bonds were measured and disclosed at cost and included in Level 3.

The following table presents the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 and 2012:

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$

December 31, 2011

Assets

Derivative financial assets
Swap contracts	-	478,504	-	478,504
Forward exchange contracts	-	10,812	-	10,812
Marketable securities - trading
Open-end mutual funds	170,581	-	-	170,581
Quoted stocks	46,858	-	-	46,858
Marketable securities - available-for-sale
Quoted stocks	197,052	-	-	197,052
Convertible bonds	-	-	90,825	90,825

	414,491	489,316	90,825	994,632

Liabilities

Derivative financial liabilities
Swap contracts	-	81,450	-	81,450
Interest rate swap contracts	-	58,279	-	58,279
Cross currency swap contracts	-	38,880	-	38,880
Forward exchange contracts	-	13,944	-	13,944

	-	192,553	-	192,553

December 31, 2012

Assets

Derivative financial assets
Dual currency deposits	-	2,178,381	-	2,178,381
(Continued)

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$

Structured time deposits	-	1,644,601	-	1,644,601
Swap contracts	-	18,890	-	18,890
Forward exchange contracts	-	3,326	-	3,326
Marketable securities - trading
Open-end mutual funds	171,802	-	-	171,802
Quoted stocks	18,000	-	-	18,000
Marketable securities - available-for-sale
Quoted stocks	301,146	-	-	301,146
Convertible bonds	-	-	87,120	87,120

	490,948	3,845,198	87,120	4,423,266

Liabilities

Derivative financial liabilities
Swap contracts	-	423,366	-	423,366
Forward exchange contracts	-	35,883	-	35,883
Foreign currency option contracts	-	7,899	-	7,899
Interest rate swap contracts	-	4,524	-	4,524

	-	471,672	-	471,672
(Concluded)

	Level 1	Level 2	Level 3	Total
	US$	US$	US$	US$
	(Note 2)	(Note 2)	(Note 2)	(Note 2)

December 31, 2012

Assets

Derivative financial assets
Dual currency deposits	-	74,987	-	74,987
Structured time deposits	-	56,613	-	56,613
Swap contracts	-	650	-	650
Forward exchange contracts	-	114	-	114
Marketable securities - trading
Open-end mutual funds	5,914	-	-	5,914
Quoted stocks	620	-	-	620
Marketable securities - available-for-sale
Quoted stocks	10,366	-	-	10,366
Convertible bonds	-	-	3,000	3,000

	16,900	132,364	3,000	152,264

Liabilities

Derivative financial liabilities
Swap contracts	-	14,574	-	14,574
Forward exchange contracts	-	1,235	-	1,235
Cross currency swap contracts	-	272	-	272
Interest rate swap contracts	-	156	-	156

	-	16,237	-	16,237

Reconciliation of the beginning and ending balance of marketable securities - available-for-sale classified as Level 3 and measured at fair value on a recurring basis for the years ended December 31, 2011 and 2012, respectively:

	Year Ended December 31
	2011	2012
	NT$	NT$	US$
			(Note 2)

Balance, beginning of year	87,420	90,825	3,127
Translation adjustment	3,405	(3,705)	(127)

Balance, end of year	90,825	87,120	3,000

Assets measured at fair value on a nonrecurring basis

The Company measures fair values for certain assets including equity method investments, financial assets carried at cost, property, plant and equipment and intangible assets on a nonrecurring basis when they are deemed to be impaired.  The valuation processes include controls that are designed to ensure appropriate fair values are derived.  These controls include model validation, review of key model inputs, analysis of period-over-period fluctuations where appropriate, and etc..  Due to significant unobservable inputs used, the Company classified these measurements as Level 3.

The table below sets out the balances for those assets required to be measured at fair value on a nonrecurring basis and the associated losses recognized for the years ended December 31, 2011 and 2012:

	Balance	Level 1	Level 2	Level 3	Total Losses
	NT$	NT$	NT$	NT$	NT$

December 31, 2011

Property, plant and equipment, net	27,708	-	-	27,708	315,787
Financial assets carried at cost - noncurrent	24,827	-	-	24,827	87,253
Goodwill	10,244,285	-	-	10,244,285	6,934
Equity method investments - SCT	-	-	-	-	6,117

	10,296,820	-	-	10,296,820	416,091

December 31, 2012

Property, plant and equipment, net	64,591	-	-	64,591	73,541
Financial assets carried at cost - noncurrent	62,769	-	-	62,769	18,284

	127,360	-	-	127,360	91,825

	Balance	Level 1	Level 2	Level 3	Total Losses
	US$	US$	US$	US$	US$
	(Note 2)	(Note 2)	(Note 2)	(Note 2)	(Note 2)

December 31, 2012

Property, plant and equipment, net	2,223	-	-	2,223	2,532
Financial assets carried at cost - noncurrent	2,161	-	-	2,161	629

	4,384	-	-	4,384	3,161

The carrying amount of a portion of specific property, plant and equipment were written off completely and recorded as an impairment loss when the Company determined those property, plant and equipment will not have future economic benefits in 2011 and 2012, respectively.  In 2012, the fair value measurements of other portion of property, plant and equipment were determined based on independent appraisers’ valuation reports applying the latest market transaction prices considering the remaining lives of the underlying assts.  For the years ended December 31, 2011 and 2012, respectively, total carrying amount of property, plant and equipment of NT$343,495 thousand and NT$138,132 thousand (US$4,755 thousand) were written down to their fair value, NT$27,708 thousand and NT$64,591 thousand (US$2,223 thousand), resulting in NT$315,787 thousand and NT$73,541 thousand (US$2,532 thousand) impairment charge, included in earnings for the period.

As discussed in Note 32p, the Company recognized an impairment loss for private-placement shares in 2011 which were accounted as available-for-sale financial assets, under ROC GAAP, and reclassified as financial assets carried at cost – noncurrent, under U.S. GAAP, due to certain restrictions related to the Company’s ability to sell the shares.  The fair value of the private-placement shares was determined using the quoted market price in the Gre Tai Securities Market as the basis and then adjusted for the market discount of the selling restrictions for the lock-up period using the Black-Scholes Model within which the unobservable input, dividend yield, was set as zero.

As discussed in Note 11, the Company recognized an impairment loss for the financial assets carried at cost - noncurrent for the year ended December 31, 2012.  The fair value of the instruments was determined using either the market approach, based on the performances of comparable listed companies with the adjustment for the market discount of 20% as an unobservable input due to the absence of quoted market prices, or the adjusted book value method, applying multiple approaches on components within the investments with multiple inputs might lie in ranges.

As discussed in Note 12, the Company determined the equity method investment on SCT had no future economic benefit.  Therefore the Company wrote off its carrying amount completely and recognized an impairment loss in 2011.

Assets and liabilities not measured at but disclosed for fair value

The following table presents the Company’s assets and liabilities not measured at but disclosed for fair value as of December 31, 2011 and 2012

	Carrying	Estimated Fair Value
	Amount	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$	NT$

December 31, 2011

Assets

Financial assets carried at cost - noncurrent	910,546	-	-	918,110	918,110
Guarantee deposits (including current portion)	133,775	133,775	-	-	133,775
Restricted assets (including current portion)	230,801	230,801	-	-	230,801

Liabilities

Long-term bank loans (including current portion)	42,685,213	-	42,685,213	-	42,685,213
Capital lease obligations (including current portion)	66,086	-	66,086	-	66,086
Bonds payable	10,876,538	7,828,423	3,073,314	-	10,901,737
Long-term payable	200,000	-	200,000	-	200,000
(Continued)

	Carrying	Estimated Fair Value
	Amount	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$	NT$

December 31, 2012

Assets

Financial assets carried at cost - noncurrent	917,949	-	-	843,829	843,829
Guarantee deposits (including current portion)	118,834	118,384	-	-	118,384
Restricted assets (including current portion)	214,626	214,626	-	-	214,626

Liabilities

Long-term bank loans (including current portion)	36,950,215	-	36,950,215	-	36,950,215
Capital lease obligations (including current portion)	50,696	-	50,696	-	50,696
Bonds payable	10,804,551	7,875,706	2,931,890	-	10,807,596
(Concluded)

	Carrying	Estimated Fair Value
	Amount	Level 1	Level 2	Level 3	Total
	US$	US$	US$	US$	US$
	(Note 2)	(Note 2)	(Note 2)	(Note 2)	(Note 2)

December 31, 2012

Assets

Financial assets carried at cost - noncurrent	31,599	-	-	29,047	29,047
Guarantee deposits (including current portion)	4,075	4,075	-	-	4,075
Restricted assets (including current portion)	7,388	7,388	-	-	7,388

Liabilities

Long-term bank loans (including current portion)	1,271,953	-	1,271,953	-	1,271,953
Capital lease obligations (including current portion)	1,746	-	1,746	-	1,746
Bonds payable	371,929	271,109	100,925	-	372,034

The Company used discounted cash flow method with observable market data, such as LIBOR based yield curve, to determine the fair values of long-term bank loans and capital lease obligations.  The fair value of bonds payable was determined as aforementioned in Note 26b(5).  These financial liabilities are therefore included in Level 2.

The estimated fair values of the financial assets listed in the table above classified as Level 3 were based on the aforementioned methodologies.

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

The carrying amount of property, plant, and equipment as of December 31, 2010 was increased by NT$93,542 thousand.  That adjustment is measured as the fair value adjustment at the acquisition date of NT$120,732 thousand less the additional depreciation for 5 months, the adjustment related to assets disposed of and the effect of exchange rate changes that would have been recognized had the asset’s fair value at the acquisition date been recognized from that date.

Depreciation expense and loss on disposed assets for 2010 was increased by NT$16,504 thousand.

The carrying amount of goodwill as of December 31, 2010 was decreased by NT$113,675 thousand.

Luchu Acquisition

As discussed in Note 2 and for long-term investment purpose, the Company acquired 84.25% shareholdings of Luchu in October and November 2011 with a total consideration of N$1,366,238 thousand.  Luchu Acquisition was accounted for in accordance with the new U.S. guidance relating to business combinations in the consolidated financial statements.

The following table summarizes the consideration paid for Luchu common shares and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date, as well as the fair value at the acquisition date of the noncontrolling interest in Luchu.

As of Acquisition Date
NT$

Fair value of total consideration transferred
Cash paid	166,238
Credit by accounts receivable	1,000,000
Other payables	200,000

1,366,238

As of Acquisition Date
NT$

Recognized amounts of identifiable assets acquired and liabilities assumed:
Current assets	1,636,455
Other assets	4
Liabilities assumed	(60,981)
1,575,478
Noncontrolling interest in Luchu	(216,174)
Goodwill	6,934

1,366,238

Current assets, other assets and liabilities were recorded at fair value.  The excess of the purchase price over the fair value of net assets acquired was allocated to goodwill.

Luchu generated no revenue in 2011.  The amounts of Luchu’s net loss attributable to the Company included in the Company’s consolidated statement of income for U.S. GAAP purposes for the period from the acquisition date to December 31, 2011 were NT$577 thousand.

Yang Ting Acquisition

As discussed in Note 2 and for expanding business in discrete packaging and testing, the Company acquired 100% shareholdings of Yang Ting in January 2012 with a total consideration of N$300,016 thousand (US$10,328 thousand).  Yang Ting Acquisition was accounted for in accordance with U.S. GAAP relating to business combinations in the consolidated financial statements.

The following table summarizes the consideration paid for Yang Ting common shares and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date.

	As of Acquisition Date
	NT$	US$
		(Note 2)

Fair value of total consideration transferred
Cash paid	300,016	10,328

Recognized amounts of identifiable assets acquired and liabilities assumed:
Current assets	171,015	5,887
Property, plant and equipment, net	265,902	9,153
Other assets	4,574	158
Current liabilities	(96,929)	(3,337)
Long-term bank loans	(44,800)	(1,542)
Other liabilities	(1,200)	(41)
	298,562	10,278
Goodwill	1,454	50

	300,016	10,328

The identifiable assets acquired and liabilities assumed were recorded at fair value.  The excess of the purchase price over the fair value of net assets acquired was allocated to goodwill.  The amounts of Yang Ting’s revenues and net loss attributable to the Company included in the Company’s consolidated statement of income for U.S. GAAP purpose for the period from the acquisition date to December 31, 2012 were NT$321,748 thousand (US$ 11,076 thousand) and NT$ 183,010 thousand (US$ 6,300 thousand).

The following unaudited pro forma information is for illustrative purposes only and presents the results of operations for the years ended December 31, 2011 and 2012 and under U.S. GAAP as though the Luchu Acquisition and Yang Ting Acquisition had occurred at the beginning of each of the periods presented.  The unaudited pro forma financial information is not necessarily indicative of the consolidated results of operations in future periods or the results that actually would have been realized had the Company, Luchu and Yang Ting been a combined company during the specified periods.  The unaudited pro forma financial information under U.S. GAAP does not reflect any operating efficiencies or cost savings the Company may achieve as a result of the acquisitions.

	Year Ended December 31
	2011	2012
	NT$	NT$	US$ (Note 2)

Net revenues	185,751,552	193,972,392	6,677,191
Net income	13,473,196	12,927,321	445,003

l.	Net income attributable to shareholders of the parent and transfers to noncontrolling interest

	Year Ended December 31
	2011	2012
	NT$	NT$	US$
			(Note 2)

Net income attributable to shareholders of the parent	13,532,514	12,477,633	429,523
Transfers to noncontrolling interest:
Decrease in the parent’s capital surplus for the purchase of subsidiaries’ common shares from noncontrolling interest	(303,748)	-	-
Change from net income attributable to shareholders of the parent and transfers from noncontrolling interest	13,228,766	12,477,633	429,523