Form 20-F
period 2013-12-31
ADVANCED SEMICONDUCTOR ENGINEERING INC
filed 2014-04-17
CIK 1122411

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013

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

7,787,159,546 Common Shares, par value NT$10 each**

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

Yes	☐	No	☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17	☐	Item 18	☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	☐	No	☒

** As a result of the exercise of employee stock options subsequent to December 31, 2013, as of March 31, 2014, we had 7,810,454,946 shares outstanding.

USE OF CERTAIN TERMS

All references herein to (i) the “Company,” “ASE Group,” “ASE Inc.,” “we,” “us,” or “our” are to Advanced Semiconductor Engineering, Inc. and, unless the context requires otherwise, its subsidiaries, (ii) “ASE Test Taiwan” are to ASE Test, Inc., a company incorporated under the laws of the ROC, (iii) “ASE Test Malaysia” are to ASE Electronics (M) Sdn. Bhd., a company incorporated under the laws of Malaysia, (iv) “ISE Labs” are to ISE Labs, Inc., a corporation incorporated under the laws of the State of California, (v) “ASE Korea” are to ASE (Korea) Inc., a company incorporated under the laws of the Republic of Korea, (vi) “ASE Japan” are to ASE Japan Co. Ltd., a company incorporated under the laws of Japan, (vii) “ASE Shanghai” are to ASE (Shanghai) Inc., a company incorporated under the laws of the PRC, (viii) “ASE Electronics” are to ASE Electronics Inc., a company incorporated under the laws of the ROC, (ix) “PowerASE” are to PowerASE Technology, Inc., a company incorporated under the laws of the ROC which was merged into ASE Inc. in May 2012, (x) “ASESH AT” are to ASE Assembly & Test (Shanghai) Limited, formerly known as Global Advanced Packaging Technology Limited, or GAPT, a company incorporated under the laws of the PRC, (xi) “ASEN” are to Suzhou ASEN Semiconductors Co., Ltd., a company incorporated under the laws of the PRC, (xii) “ASEWH” are to ASE (Weihai), Inc., a company incorporated under the laws of the PRC, (xiii) “ASEKS” are to ASE (KunShan) Inc., a company incorporated under the laws of the PRC, (xiv) “Universal Scientific” or “USI” are to Universal Scientific Industrial Co., Ltd., a company incorporated under the laws of the ROC, and, unless the context requires otherwise, “Universal Scientific Group” are to Universal Scientific and its subsidiaries, (xv) “Universal Scientific Shanghai” are to Universal Scientific Industrial (Shanghai) Co., Ltd., a company incorporated under the laws of the PRC, (xvi) “Hung Ching” are to Hung Ching Development & Construction Co. Ltd., a company incorporated under the laws of the ROC, (xvii) “EEMS Test Singapore” are to EEMS Test Singapore Pte. Ltd., a company incorporated under the laws of Singapore, which changed its name to ASE Singapore II Pte. Ltd. and was subsequently merged into ASE Singapore Pte. Ltd. on January 1, 2011, (xviii) “ASE Material” are to ASE Material Inc., a company previously incorporated under the laws of the ROC that merged into ASE Inc. on August 1, 2004, (xix) “ASE Chung Li” are to ASE (Chung Li) Inc., a company previously incorporated under the laws of the ROC that merged into ASE Inc. on August 1, 2004, (xx) “Yang Ting” are to Yang Ting Tech Co., Ltd., a company incorporated under the laws of the ROC, which was merged into ASE Inc. in August 2013, (xxi) “ASE Test” are to ASE Test Limited, a company incorporated under the laws of Singapore, (xxii) “Wuxi Tongzhi” are to Wuxi Tongzhi Microelectronics Co., Ltd., a company incorporated under the laws of the PRC, (xxiii) “UGJQ” are to Universal Global Technology (Shanghai) Co., Ltd., a company incorporated under the laws of the PRC, (xxiv) the “SEC” are to the Securities and Exchange Commission of the U.S., (xxv) the “Securities Act” are to the U.S. Securities Act of 1933, as amended, (xxvi) the “Exchange Act” are to the U.S. Securities Exchange Act of 1934, as amended, (xxvii) “IFRS” are to International Financial Reporting Standards as issued by the International Accounting Standards Board, (xxviii) “Taiwan-IFRS” are to the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, the International Financial Reporting Standards, International Accounting Standards and interpretations as well as related guidance translated by Accounting Research and Development Foundation and endorsed by the Financial Supervisory Commission of the Republic of China, (xxix) “ROC GAAP” are to generally accepted accounting principles in the ROC, and (xxx) “FSC” are to the Financial Supervisory Commission of the Republic of China.

All references to the “Republic of China,” the “ROC” and “Taiwan” are to the Republic of China, including Taiwan and certain other possessions. All references to “Korea” or “South Korea” are to the Republic of Korea. All references to the “PRC” are to the People’s Republic of China and exclude Taiwan, Macau and Hong Kong.

We publish our financial statements in New Taiwan dollars, the lawful currency of the ROC. In this annual report, references to “United States dollars,” “U.S. dollars” and “US$” are to the currency of the United States; references to “New Taiwan dollars,” “NT dollars” and “NT$” are to the currency of the ROC; references to “RMB” are to the currency of the PRC; references to “JP¥” are to the currency of Japan; references to “MYR” are to the currency of Malaysia; references to “SGD” are to the currency of Republic of Singapore; references to “KRW” are to the currency of Republic of Korea; and references to “EUR” are to the currency of the European Union. Unless otherwise noted, all translations from NT dollars to U.S. dollars were made at the exchange rate as set forth in the H.10 weekly statistical release of the Federal Reserve System of the United States (the “Federal Reserve Board”) as of December 31, 2013, which was NT$29.83=US$1.00, and all translations from RMB to U.S. dollars were made at the exchange rate as set forth in the H.10 weekly statistical release of the Federal Reserve Board as of December 31, 2013, which was RMB6.0537=US$1.00. All amounts translated into U.S. dollars in this annual report are provided solely for your convenience and no representation is made that the NT dollar/RMB or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or NT dollars/RMB, as the case may be, at any particular rate or at all. On April 11, 2014, the exchange rate between NT dollars and U.S. dollars as set forth in the H.10 weekly statistical release by the Federal Reserve Board was NT$30.08=US$1.00. On April 11, 2014, the exchange rate between RMB and U.S. dollars as set forth in the H.10 weekly statistical release by the Federal Reserve Board was RMB6.2111=US$1.00.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this annual report. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this annual report. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the ROC and the PRC; general economic and political conditions; the recent global economic crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, see “Item 3. Key Information—Risk Factors.”

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

The selected consolidated statements of comprehensive income data and cash flow data for the years ended December 31, 2012 and 2013, and the selected consolidated balance sheet data as of December 31, 2012 and 2013, set forth below are derived from our audited consolidated financial statements included in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements, including the notes thereto. Our consolidated financial statements have been prepared and presented in accordance with IFRS. Until and including our financial statements included in our annual reports on Form 20-F for the year ended December 31, 2012, we prepared our financial statements in accordance with ROC GAAP, with reconciliations to U.S. GAAP.

Beginning on January 1, 2013, we have adopted Taiwan-IFRS for reporting our annual and interim consolidated financial statements in the ROC in accordance with the requirements of the Financial Supervisory Commission of the ROC, or the FSC. Meanwhile, we have adopted and will continue to adopt IFRS, which differs from Taiwan-IFRS, for certain filings with the SEC, including this annual report and future annual reports on Form 20-F. Following our adoption of IFRS for SEC filing purposes, pursuant to the rule amendments adopted by the SEC which became effective on March 4, 2008, we will no longer be required to reconcile our consolidated financial statements with U.S. GAAP. Furthermore, pursuant to the transitional relief granted by the SEC in respect of the first-time application of IFRS, historical financial data for the years ended 2009, 2010 and 2011 has been omitted, and no audited consolidated financial statements and financial information prepared in accordance with IFRS for the year ended December 31, 2011 have been included in this annual report. Historical financial results as of and for the year ended December 31, 2012 have also been adjusted and presented in accordance with IFRS which differs from the results included in our annual report on Form 20-F for the year ended December 31, 2012. For more information, see “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Our adoption of new financial reporting standards, effective January 1, 2013, may have material impact on our financial statements thereafter,” Item 5. Operating and Financial Review and Prospects—Operating Results and Trend Information—Adoption of New Financial Reporting Standards” and note 41 to our consolidated financial statements included elsewhere in this annual report.

	As of and for the Year Ended December 31,
	2012	2013
	NT$	NT$	US$
	(in millions, except earnings per share and per ADS data)
Statement of Comprehensive Income Data:
Operating revenues	193,972.4	219,862.4	7,370.5
Operating costs	(157,342.7)	(177,040.4)	(5,935.0)
Gross profit	36,629.7	42,822.0	1,435.5
Total operating expenses	(18,922.6)	(20,760.4)	(696.0)
Other income and expenses	83.2	(1,348.2)	(45.2)

	As of and for the Year Ended December 31,
	2012	2013
	NT$	NT$	US$
	(in millions, except earnings per share and per ADS data)

Profit from operations	17,790.3	20,713.4	694.3
Non-operating expense, net	(1,181.6)	(1,343.6)	(45.0)
Profit before income tax	16,608.7	19,369.8	649.3
Income tax expense	(2,960.4)	(3,499.6)	(117.3)
Profit for the year	13,648.3	15,870.2	532.0
Attributable to
Owners of the Company	13,191.6	15,404.5	516.4
Non-Controlling interest	456.7	465.7	15.6
	13,648.3	15,870.2	532.0
Other comprehensive income (loss), net of income tax	(3,830.7)	3,233.3	108.4
Total comprehensive income for the year	9,817.6	19,103.5	640.4
Attributable to
Owners of the Company	9,420.4	18,509.6	620.5
Non-Controlling interest	397.2	593.9	19.9
	9,817.6	19,103.5	640.4
Earnings per common share(1):
Basic	1.77	2.05	0.07
Diluted	1.73	1.99	0.07
Dividends per common share(2)	2.05	1.05	0.04
Earnings per equivalent ADS(1):
Basic	8.86	10.26	0.34
Diluted	8.65	9.96	0.33
Number of common shares(3):
Basic	7,445.5	7,508.5	7,508.5
Diluted	7,568.2	7,747.6	7,747.6
Number of equivalent ADSs
Basic	1,489.1	1,501.7	1,501.7
Diluted	1,513.6	1,549.5	1,549.5

	As of and for the Year Ended December 31,
	2012	2013
	NT$	NT$	US$
	(in millions, except earnings per share and per ADS data)

Balance Sheet Data:
Current assets	97,495.6	132,176.5	4,431.0
Investments- non-current(4)	2,267.8	2,345.5	78.6
Property, plant and equipment, net	127,197.8	131,497.3	4,408.2
Intangible assets	12,361.3	11,953.6	400.7
Long-term prepayment for lease	4,164.1	4,072.3	136.5
Others(5)	4,236.0	4,676.9	156.9
Total assets	247,722.6	286,722.1	9,611.9
Short-term borrowings(6)	40,098.7	50,634.7	1,697.4
Long-term liabilities(7)	44,591.7	50,166.5	1,681.8
Other liabilities(8)	53,211.8	60,176.9	2,017.3
Total liabilities	137,902.2	160,978.1	5,396.5
Share capital	76,047.7	78,180.3	2,620.9
Non-controlling interests	3,505.7	4,128.4	138.4
Equity attributable to owners of the Company	106,314.7	121,615.6	4,077.0
Cash Flow Data:
Capital expenditures	(39,029.5)	(29,142.7)	(977.0)
Depreciation and amortization	23,435.9	25,470.9	853.9
Net cash inflow from operating activities	33,038.0	41,296.0	1,384.4
Net cash outflow from investing activities	(43,817.8)	(29,925.8)	(1,003.2)
Net cash inflow from financing activities	8,455.8	12,794.9	428.9
Segment Data:
Operating revenues:
Packaging	104,298.3	112,603.9	3,774.9
Testing	22,657.0	24,732.2	829.1
Electronic manufacturing services	62,747.7	78,530.6	2,632.6
Others	4,269.4	3,995.7	133.9
Gross profit:
Packaging	19,812.5	23,673.7	793.6
Testing	7,601.0	9,079.4	304.4
Electronic manufacturing services	7,241.3	8,054.3	270.0

	As of and for the Year Ended December 31,
	2012	2013
	NT$	NT$	US$
	(in millions, except earnings per share and per ADS data)

Others	1,974.9	2,014.6	67.5

(1)
The denominators for diluted earnings per common share and diluted earnings per equivalent ADS are calculated to account for the potential diluted factors, such as the exercise of options and conversion of our convertible bonds into our common shares and American depositary shares, or ADSs.

(2)	Dividends per common share issued as a cash dividend, a stock dividend and distribution from capital surplus.

(3)
Represents the weighted average number of shares after retroactive adjustments to give effect to stock dividends. Common shares held by consolidated subsidiaries are classified as “treasury stock,” and are deducted from the number of common shares outstanding.

(4)	Including available-for-sale financial assets — non-current and investments accounted for using the equity method.

(5)	Including deferred tax assets, other financial assets — non-current and other non-current assets.

(6)	Includes current portions of bonds payable, long-term borrowings and capital lease obligations.

(7)	Excludes current portions of bonds payable, long-term borrowings and capital lease obligations.

(8)	Includes (x) current liabilities other than short-term borrowings and (y) other non-current liabilities.

Exchange Rates

Fluctuations in the exchange rate between NT dollars and U.S. dollars will affect the U.S. dollar equivalent of the NT dollar price of our common shares on the Taiwan Stock Exchange and, as a result, will likely affect the market price of the ADSs. Fluctuations will also affect the U.S. dollar conversion by the depositary under our ADS deposit agreement referred to below of cash dividends paid in NT dollars on, and the NT dollar proceeds received by the depositary from any sale of, common shares represented by ADSs, in each case, according to the terms of the deposit agreement dated September 29, 2000 and as amended and supplemented from time to time among us, Citibank N.A., as depositary, and the holders and beneficial owners from time to time of the ADSs, which we refer to as the deposit agreement.

The following table sets forth, for the periods indicated, information concerning the number of NT dollars for which one U.S. dollar could be exchanged. The exchange rates reflect the exchange rates set forth in the H.10 statistical release of the Federal Reserve Board.

	Exchange Rate
	Average(1)	High	Low	Period-End
2009	32.96	35.21	31.95	31.95
2010	31.40	32.43	29.14	29.14
2011	29.42	30.67	28.50	30.27
2012	29.47	30.28	28.96	29.05
2013	29.73	30.20	28.93	29.83
October	29.38	29.49	29.32	29.42
November	29.52	29.65	29.37	29.59
December	29.72	30.03	29.53	29.83

	Exchange Rate
	Average(1)	High	Low	Period-End
2014
January	30.14	30.31	29.90	30.31
February	30.31	30.37	30.25	30.29
March	30.40	30.65	30.24	30.45
April (through April 11, 2014)	30.17	30.29	29.99	30.08

(1)
Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages were calculated by using the average of the daily rates during the relevant month.

On April 11, 2014, the exchange rate as set forth in the H.10 weekly statistical release by the Federal Reserve Board was NT$30.08=US$1.00.

CAPITALIZATION AND INDEBTEDNESS

Not applicable.

REASON FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

RISK FACTORS

Risks Relating to Our Business

Since we are dependent on the highly cyclical semiconductor and electronic industries and conditions in the markets for the end-use applications of our products, our revenues and net income may fluctuate significantly.

Our business is affected by market conditions in the highly cyclical semiconductor and electronic industries. Most of our customers operate in this industry, and variations in order levels from our customers and service fee rates may result in volatility in our revenues and net income. From time to time, the semiconductor and electronic industries have experienced significant, and sometimes prolonged, downturns. As our business is, and will continue to be, dependent on the requirements for independent packaging, testing and electronic manufacturing services, any future downturn in the industry would reduce demand for our services. For example, in the fourth quarter of 2008, the global economic crisis resulted in a significant deterioration in demand for our customers’ products, which in turn affected demand for our services and adversely affected our operating results. Although demand has recovered, we expect there to be continued downward pressure on our average selling prices and continued volatility with respect to our sales volumes in the future. If we cannot reduce our costs or adjust our product mix to sufficiently offset any decline in sales volumes, our profitability will suffer, and we may incur losses.

Market conditions in the semiconductor and electronic industries depend to a large degree on conditions in the markets for the end-use applications of various products, such as communications, computing and consumer electronics products. Any deterioration of conditions in the markets for the end-use applications would reduce demand for our services, and would likely have a material adverse effect on our financial condition and results of operations. In 2013, approximately 54.6%, 11.0% and 34.4% of our operating revenues from packaging and testing were attributed to the packaging and testing of semiconductors used in communications, computing and consumer electronics/industrial/automotive applications, respectively. In the same year, approximately 45.4%, 21.7%, 11.7% , 12.8% and 7.4% of our operating revenues from electronic manufacturing services were attributed to the communications, computing, consumer electronics applications, industrial and automotive applications, respectively. Each of the markets for end-use applications is subject to intense competition and significant shifts in demand, which could put pricing pressure on our services and adversely affect our revenues and net income.

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

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including a European sovereign debt crisis that began in 2011 and continuing high unemployment rates in much of the world. It is unclear what the long-term impact of the European sovereign debt crisis will be and uncertainty remains over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies. There have also been concerns over unrest in the Middle East and Africa, which have resulted in higher oil prices and significant market volatility. Any economic downturn or crisis may cause our customers to do the following:

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

The markets of semiconductor packaging and testing and electronic manufacturing services are very competitive. We face competition from a number of sources, including other independent semiconductor packaging and testing companies, especially those that offer turnkey packaging and testing services, and other electronic manufacturing services providers with large-scale manufacturing capabilities who can quickly react to market changes. We believe that the principal competitive factors in our industry are:

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

The semiconductor industry is characterized by rapid increases in the diversity and complexity of semiconductors. As a result, we expect that we will need to constantly offer more sophisticated packaging and testing technologies and processes in order to respond to competitive industry conditions and customer requirements. We have successfully combined our packaging, testing and materials technologies with the expertise of Universal Scientific at the systems level to develop our system-in-package (“SiP”) business. However, the SiP business is still in the early stage of development. Early product development by itself does not guarantee the success of a new product. Success also depends on other factors such as product acceptance by the market. New products are developed in anticipation of future demand. We cannot assure you that the launch of any new product will be successful, or that we will be able to produce sufficient quantities of these products to meet market demand. If we fail to develop, or obtain access to, advances in packaging or testing technologies or processes, we may become less competitive and less profitable. In addition, advances in technology typically lead to declining average selling prices for semiconductors packaged or tested with older technologies or processes. As a result, if we cannot reduce the costs associated with our services, the profitability of a given service and our overall profitability may decrease over time.

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

Our operating results have varied significantly from period to period and may continue to vary in the future. Downward fluctuations in our operating results may result in decreases in the market price of our common shares and the ADSs. Among the more important factors affecting our quarterly and annual operating results are the following:

•	changes in general economic and business conditions, particularly the cyclical nature of the semiconductor and electronic industries and the markets served by our customers;

•	our ability to quickly adjust to unanticipated declines or shortfalls in demand and market prices;

•	changes in prices for our products or services;

•	volume of orders relative to our packaging, testing and manufacturing capacity;

•	changes in costs and availability of raw materials, equipment and labor;

•	our ability to obtain or develop substitute raw materials with lower cost;

•	our ability to successfully develop or market new products or services;

•	timing of capital expenditures in anticipation of future orders;

•	our ability to acquire or design and produce advanced and cost-competitive interconnect materials, and provide integrated solutions for electronic manufacturing services;

•	fluctuations in the exchange rate between the NT dollar and foreign currencies, especially the U.S. dollar; and

•	typhoons, earthquakes, drought, epidemics, tsunami and other natural disasters, as well as industrial and other incidents such as fires and power outages.

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

We have significantly expanded our operations through both organic growth and acquisitions in recent years. For example, we acquired the controlling interest of Universal Scientific through a tender offer in February 2010 and EEMS Test Singapore in August 2010 (EEMS Test Singapore was subsequently merged into ASE Singapore Pte. Ltd. on January 1, 2011). We also acquired Yang Ting in January 2012 and merged our subsidiary PowerASE Technology Inc. into ASE Inc. in May 2012 (Yang Ting was subsequently merged into  ASE Inc. in August 2013). In addition we acquired Wuxi Tongzhi in May 2013 and Universal Scientific Group established UGJQ in September 2013. We expect that we will continue to expand our operations in the future. The purpose of our expansion is mainly to provide total solutions to existing customers or to attract new customers and broaden our product range for a variety of end-use applications. However, rapid expansion may place a strain on our managerial, technical, financial, operational and other resources. As a result of our expansion, we have implemented and will continue to implement additional operational and financial controls and hire and train additional personnel. Any failure to manage our growth effectively could lead to inefficiencies and redundancies and result in reduced growth prospects and profitability.

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

We are a party to numerous loans and other agreements relating to the incurrence of debt, many of which include restrictive covenants and broad default provisions. In general, covenants in the agreements governing our existing debt, and debt we may incur in the future, may materially restrict our operations, including our ability to incur debt, pay dividends, make certain investments and payments, other than in connection with restructurings of consolidated entities, and encumber or dispose of assets. In addition, any global economic deterioration or ineffective expansion may cause us to incur significant net losses or force us to assume considerable liabilities. We cannot assure you that we will be able to remain in compliance with our financial covenants which, as a result, may lead to a default. This may thereby restrict our ability to access unutilized credit facilities or the global capital markets to meet our liquidity needs. Furthermore, a default under one agreement by us or one of our subsidiaries may also trigger cross-defaults under our other agreements. In the event of default, we may not be able to cure the default or obtain a waiver on a timely basis. An event of default under any agreement timely governing our existing or future debt, if not cured or waived, could have a material adverse effect on our liquidity, financial condition and results of operations.

We have on occasion failed to comply with certain financial covenants in some of our loan agreements. Such non-compliance may also have, through broadly worded cross-default provisions, resulted in default under some of the agreements governing our other existing debt. For example, we failed to comply with certain financial covenants in some of our loan agreements as a result of our acquisition of the controlling interest of Universal Scientific in February 2010, for which we have timely obtained waivers from our counterparties. If we are unable to timely remedy any of our non-compliance under such loan agreements or obtain applicable waivers or amendments, we would breach our financial covenants and our financial condition would be adversely affected. As of December 31, 2013, we were not in breach of any of the financial covenants under our existing loan agreements, although we cannot provide any assurance that we will not breach any of such financial covenants in the future.

We depend on select personnel and could be affected by the loss of their services.

We depend on the continued service of our executive officers and skilled technical personnel. Our business could suffer if we lose the services of any of these personnel and cannot adequately replace them. Although some of these management personnel have entered into employment agreements with us, they may nevertheless leave before the expiration of these agreements. We are not insured against the loss of the services of any of our personnel. In addition, these proceedings may divert these and other employees’ attention from our business operations.

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

Currently, the majority of our revenues are denominated in U.S. dollars, with a portion denominated in NT dollars and Japanese yen. Our operating costs and operating expenses, on the other hand, are incurred in several currencies, primarily NT dollars, U.S. dollars, RMB, Japanese yen, Korean won, as well as, to a lesser extent, Singapore dollars and Malaysian ringgit. In addition, a substantial portion of our capital expenditures, primarily for the purchase of packaging and testing equipment, has been, and is expected to continue to be, denominated in U.S. dollars, with the remainder in Japanese yen. Fluctuations in exchange rates, primarily among the U.S. dollar against the NT dollar, the Japanese yen and RMB, will affect our costs and operating margins. In addition, these fluctuations could result in exchange losses and increased costs in NT dollar and other local currency terms. Despite hedging and mitigating techniques implemented by us, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations. Although we recognized net foreign exchange gains of NT$965.4 million and net foreign exchange losses of NT$276.2 million (US$9.3 million) in 2012 and 2013, respectively, we cannot assure you that we will achieve or sustain foreign exchange gains in the future. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk—Foreign Currency Exchange Rate Risk.”

The loss of a large customer or disruption of our strategic alliance or other commercial arrangements with semiconductor foundries and providers of other complementary semiconductor manufacturing services may result in a decline in our revenues and profitability.

Although we have over 200 customers for our businesses, we have derived and expect to continue to derive a large portion of our revenues from a small group of customers during any particular period due in part to the concentration of market share in the semiconductor and electronic industries. Our five largest customers together accounted for approximately 31.2% and 37.2% of our operating revenues in 2012 and 2013, respectively. Although no single customer accounted for more than 10% of our operating revenues in 2012, one customer did account for more than 10% of our operating revenues in 2013. The demand for our services from a customer is directly dependent upon that customer’s level of business activity, which could vary significantly from year to year. Our key customers typically operate in the cyclical semiconductor and electronic business and, in the past, have varied, and may vary in the future, order levels significantly from period to period. Some of these companies are relatively small, have limited operating histories and financial resources, and are highly exposed to the cyclicality of the industry. We cannot assure you that these customers or any other customers will continue to place orders with us in the future at the same levels as in past periods. The loss of one or more of our significant customers, or reduced orders by any one of them, and our inability to replace these customers or make up for such orders could adversely affect our revenues and profitability. In addition, we have in the past reduced, and may in the future be requested to reduce, our prices to limit the level of order cancellations. Any price reduction would likely reduce our margins and profitability.

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

Raw materials such as advanced substrates are prone to supply shortages since such materials are produced by a limited number of suppliers such as Nanya Printed Circuit Board Corporation, Kinsus Interconnect Technology Corporation, Samsung Electro-Mechanics Co., Ltd and Unimicron Technology Corp. Our operations conducted through our wholly-owned subsidiaries ASE Electronics and ASE Shanghai have improved our ability to obtain advanced substrates on a timely basis and at a reasonable cost. In 2013, our interconnect materials operations supplied approximately 29.1% of our consolidated substrate requirements by value. We do not expect that our internal interconnect materials operations will be able to meet all of our interconnect materials requirements. Consequently, we will remain dependent on market supply and demand for our raw materials. In addition, recent fluctuations in prices of precious metals, such as gold, have also affected the price at which we have been able to purchase the principal raw materials we use in our packaging processes. We cannot guarantee that we will not experience shortages in the near future or that we will be able to obtain adequate supplies of raw materials in a timely manner or at a reasonable price. Our revenues and net income could decline if we are unable to obtain adequate supplies of high quality raw materials in a timely manner or if there are significant increases in the costs of raw materials that we cannot pass on to our customers.

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

We are subject to various laws and regulations relating to the use, storage, discharge and disposal of chemical by-products of, and water used in, our packaging and interconnect materials production processes, and the emission of volatile organic compounds and the discharge and disposal of solid industrial wastes from electronic manufacturing services operations. We have made, and expect to continue to make, expenditures to maintain strict compliance with such environmental laws and regulations, and any failure to comply with such environmental laws and regulations may result in civil, administrative or criminal fines or sanctions, claims for environmental damage and/or remediation obligations, the revocation of certain authorizations related to the environment or the temporary or permanent closure of facilities.

In the past year we have been subject to certain environmental administrative actions and judicial proceedings related to wastewater issues at certain of our plants in our Chung Li facility and Kaohsiung facility. As a result of these proceedings, we have been subject to monetary fines as well as sanctions, including orders to suspend or limit our operations and criminal charges against us and certain of our employees.

As of the date of this annual report, the penalties we have incurred as a result of these proceedings included a NT$110.1 million (US$3.7 million) administrative penalty, a suspension order for our K7 Plant’s wafer-level process where nickel is used and a criminal indictment against us by the Kaohsiung District Prosecutors Office. In April 2014, in response to the Kaohsiung City Environmental Protection Bureau’s examination processes for the resumption of our operations at the K7 Plant wafer-level process where nickel is used, we submitted a revised improvement plan to the Kaohsiung City Environmental Protection Bureau for their review. However, whether and when our improvement plan will be approved so that the suspension order will be lifted by the Kaohsiung City Environmental Protection Bureau is currently unknown. While we are defending the proceedings vigorously, the ultimate outcome of the matter is uncertain, and the amount of possible loss, if any, is currently not estimable. For additional details of these administrative actions and judicial proceedings related to our K7 Plant see “Item 4. Information on the Company— Business Overview— Environmental Matters,” “Item 4. Information on the Company—Property, Plants and Equipment” and “Item 8. Financial Information— Consolidated Statements and Other Financial Information— Legal Proceedings.”

We may be subject to other new environmental claims, charges or investigations. Defending against any of these pending or future actions will likely be costly and time-consuming and could significantly divert management’s efforts and resources. The ultimate outcome of these proceedings cannot be predicted with certainty. Any penalties, fines, damages or settlements made in connection with these criminal, civil, and/or administrative investigations and/or lawsuits may have a material adverse effect on our business, results of operations and future prospects.

In order to demonstrate our commitment to environmental protection, in December 2013, our board of directors approved contributions to environmental protection efforts in Taiwan in a total amount of not less than NT$3,000.0 million (US$100.6 million), to be made in the next 30 years. The costs of current and future compliance with environmental laws and regulations could require us to acquire costly equipment or to incur other significant expenses that may have a material adverse effect on our financial condition and results of operations.

Negative publicity may adversely affect our brand and reputation, which may result in a material adverse impact on our business, results of operations and prospects and cause fluctuations in the price of our common shares and ADSs.

Any negative publicity may damage our brand and reputation, harm our ability to attract and retain customers and result in a material adverse impact on our results of operations and prospects as well as cause fluctuations in the trading price of our common shares and ADSs. In particular, we have experienced and may continue to experience negative publicity in connection with recent administrative penalties and criminal charges related to alleged violations of environmental regulations and laws. For further details see “—Any environmental claims or failure to comply with any present or future environmental regulations, as well as any fire or other industrial accident, may require us to spend additional funds and may materially and adversely affect our financial condition and results of operations,” “Item 4. Information on the Company— Business Overview— Environmental Matters,” “Item 4. Information on the Company—Property, Plants and Equipment” and “Item 8. Financial Information— Consolidated Statements and Other Financial Information— Legal Proceedings.”

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

Our ability to compete successfully also depends, in part, on our ability to operate without infringing the proprietary rights of others. In particular, the semiconductor and electronic industries are characterized by frequent litigation regarding patent and other intellectual property rights. In February 2006, Tessera Inc. filed a suit against us and others alleging patent infringement, and we entered into a settlement with Tessera, Inc. in February 2014, which we will pay a total of US$30 million to Tessera, Inc. in relation to these patent infringement claims. See “Item 8. Financial Information— Consolidated Statements and Other Financial Information— Legal Proceedings.” Any litigation, whether as plaintiff or defendant and regardless of the outcome, is costly and diverts company resources.

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

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of future events. In particular, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon and long-range missile programs as well as its hostile military actions against Korea. North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and conducted a nuclear test in October 2006, which increased tensions in the region and elicited strong objections worldwide. Despite condemnation from the United Nations and international community, North Korea has conducted the nuclear tests in the past and may conduct new forms of nuclear tests in the future.

Revenue from our subsidiary, ASE Korea, accounts for 10.8% of the revenue generated from our packaging and testing business in 2013. There can be no assurance that the level of tension on the Korean peninsula will not escalate in the future. Any further increase in tensions, which may occur, for example, if North Korea experiences a leadership crisis, high level contacts between Korea and North Korea break down or military hostilities occur, could have a material adverse effect on ASE Korea, which in turn, will have a material adverse effect on our packaging and testing business, and our results of operations.

Any impairment charges may have a material adverse effect on our net income.

Under IFRS, we are required to evaluate our assets, such as equipment, goodwill and investments, for possible impairment at least annually or whenever there is an indication of impairment. If certain criteria are met, we are required to record an impairment charge.

With respect to assets, we recognized impairment charges of NT$97.2 million and NT$691.9 million (US$23.2 million) in 2012 and 2013, respectively, primarily as a result of an impairment charge related to buildings and improvement, and impaired equipment and investment. There were no impairment charges related to goodwill in 2012 and 2013. See “Item 5. Operating and Financial Review and Prospects—Operating Results and Trend Information—Critical Accounting Policies and Estimates—Realizability of Long-Lived Assets” and “Item 5. Operating and Financial Review and Prospects—Operating Results and Trend Information—Goodwill.”

We are unable to estimate the extent and timing of any impairment charges for future years and we cannot give any assurance that impairment charges will not be required in periods subsequent to December 31, 2013. Any impairment charge could have a material adverse effect on our net income. The determination of an impairment charge at any given time is based significantly on our expected results of operations over a number of years in the future. As a result, an impairment charge is more likely to occur during a period in which our operating results and outlook are otherwise already depressed.

Our adoption of new financial reporting standards, effective January 1, 2013, may have material impact on our financial statements thereafter

We have historically presented our consolidated financial statements, including our consolidated financial statements for the year ended December 31, 2012, in accordance with ROC GAAP for purposes of our filings with the Taiwan Stock Exchange, with reconciliation to U.S. GAAP for certain filings with the SEC. According to the announcement of the FSC, on May 14, 2009, effective January 1, 2013, companies listed on the Taiwan Stock Exchange, including us, must report their financial statements in accordance with the Taiwan-IFRS. See “Item 5. Operating and Financial Review and Prospects—Operating Results and Trend Information—Adoption of New Financial Reporting Standards” Accordingly, we have adopted Taiwan-IFRS in the ROC for our interim quarterly earnings releases beginning in the first quarter of 2013 and our annual consolidated financial statements beginning in 2013. While we have adopted Taiwan-IFRS for ROC reporting purposes, we have also adopted and will continue to adopt IFRS, which differs from Taiwan-IFRS, for certain filings with the SEC, including this annual report and future reports on Form 20-F. Following our adoption of IFRS for SEC filing purposes, we will no longer be required to reconcile net income and balance sheet differences under our consolidated financial statements with U.S. GAAP.

Taiwan-IFRS differs from IFRS in certain respects, including, but not limited to the extent that any new or amended standards or interpretations applicable under IFRS may not be timely endorsed by the FSC. In addition, Taiwan-IFRS and IFRS differ in certain significant respects from ROC GAAP. Because of the differences in accounting treatments, the adoption of Taiwan-IFRS and IFRS may have material impact on our results of operations and financial condition in our reported financial statements going forward. In addition, under the Taiwan-IFRS or IFRS, we are required to present the opening balance sheet on the transition date of January 1, 2012 with adjusted opening balances prepared under the Taiwan-IFRS or IFRS. Consequently, our consolidated financial statements for the year ended December 31, 2012 included in this annual report may differ materially from those included in the annual report for the year ended December 31, 2012, even though they relate to the same fiscal year.

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

Our management concluded that our internal control over financial reporting was effective as of December 31, 2013 and our independent registered public accounting firm has issued an attestation report concluding that our internal control over financial reporting was effective in all material aspects. As effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help prevent fraud, any failure to maintain effective internal control over financial reporting could harm our business and result in a loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our common shares and ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

Risks Relating to Taiwan, ROC

Strained relations between the ROC and the PRC could negatively affect our business and the market value of your investment.

Our principal executive offices and our principal facilities are located in Taiwan and approximately 45.2% and 48.5% of our operating revenues in 2012 and 2013, respectively, were derived from our operations in Taiwan. The ROC has a unique international political status. The government of the PRC asserts sovereignty over all of China, including Taiwan, and does not recognize the legitimacy of the ROC government. Although significant economic and cultural relations have been established in recent years between the ROC and the PRC, relations have often been strained and the PRC government has indicated that it may use military force to gain control over Taiwan in some circumstances, such as the declaration of independence by the ROC. Political uncertainty could adversely affect the prices of our common shares and ADSs. Relations between the ROC and the PRC and other factors affecting the political or economic conditions in Taiwan could have a material adverse effect on our financial condition and results of operations, as well as the market price and the liquidity of our common shares and ADSs.

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

Taiwan is susceptible to earthquakes and has experienced severe earthquakes which caused significant property damage and loss of life, particularly in the central and eastern parts of Taiwan. Earthquakes have damaged production facilities and adversely affected the operations of many companies involved in the semiconductor and other industries. For example, in June 2013, an earthquake measuring 6.5 on the Richter magnitude scale occurred in Nantou caused several death and property damages. However, the earthquake did not have a material impact on our operations. We have never experienced structural damage to our facilities or damage to our machinery and equipment as a result of these earthquakes. In the past, however, we have experienced interruptions to our production schedule primarily as a result of power outages caused by earthquakes.

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

Risks Relating to Ownership of Our Common Shares and the ADSs

The market for our common shares and the ADSs may not be liquid.

Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors, compared to less active and less liquid markets. Liquidity of a securities market is often a function of the volume of the underlying shares that are publicly held by unrelated parties.

There has been no trading market outside the ROC for our common shares and the only trading market for our common shares is the Taiwan Stock Exchange. The outstanding ADSs are listed on the New York Stock Exchange. There is no assurance that the market for our common shares or the ADSs will be active or liquid.

Although ADS holders are entitled to withdraw our common shares underlying the ADSs from the depositary at any time, ROC law requires that our common shares be held in an account in the ROC or sold for the benefit of the holder on the Taiwan Stock Exchange. In connection with any withdrawal of common shares from our ADS facility, the ADSs evidencing these common shares will be cancelled. Unless additional ADSs are issued, the effect of withdrawals will be to reduce the number of outstanding ADSs. If a significant number of withdrawals are effected, the liquidity of our ADSs will be substantially reduced. We cannot assure you that the ADS depositary will be able to arrange for a sale of deposited shares in a timely manner or at a specified price, particularly during periods of illiquidity or volatility.

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

In addition, under current ROC law, such withdrawing holder is required to register with the Taiwan Stock Exchange and appoint a local agent in the ROC to, among other things, open a bank account and open a securities trading account with a local securities brokerage firm, pay taxes, remit funds and exercise such holder’s rights as a shareholder. Furthermore, such withdrawing holder must appoint a local bank or a local securities firm to act as custodian for confirmation and settlement of trades, safekeeping of securities and cash proceeds and reporting and declaration of information. Without satisfying these requirements, non-ROC withdrawing holders of ADSs would not be able to hold or otherwise subsequently sell our common shares on the Taiwan Stock Exchange or otherwise.

Pursuant to the Regulations Governing Securities Investment and Futures Trading in Taiwan by Mainland Area Investors (the “Mainland Investors Regulations”), only qualified domestic institutional investors (“QDIIs”) or persons that have otherwise obtained the approval from the ROC Investment Commission of the ROC Ministry of Economic Affairs (“MOEAIC”) and registered with the Taiwan Stock Exchange are permitted to withdraw and hold our shares from a depositary receipt facility. In order to hold our shares, such QDIIs are required to appoint an agent and custodian as required by the Mainland Investors Regulations. If the aggregate amount of our shares held by any QDII or shares received by any QDII upon a single withdrawal accounts for 10% of our total issued and outstanding shares, such QDII must obtain the prior approval from the MOEAIC. We cannot assure you that such approval would be granted.

The market value of your investment may fluctuate due to the volatility of the ROC securities market.

The trading price of our ADSs may be affected by the trading price of our common shares on the Taiwan Stock Exchange. The ROC securities market is smaller and more volatile than the securities markets in the United States and in many European countries. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and volumes of sales of listed securities and there are currently limits on the range of daily price movements on the Taiwan Stock Exchange. The Taiwan Stock Exchange Index peaked at 12,495.3 in February 1990, and subsequently fell to a low of 2,560.5 in October 1990. On March 13, 2000, the Taiwan Stock Exchange Index experienced a 617-point drop, which represented the single largest decrease in the Taiwan Stock Exchange Index in its history. During the period from January 1, 2013 to December 31, 2013, the Taiwan Stock Exchange Index peaked at 8,623.43 on December 30, 2013, and reached a low of 7,616.64 on January 17, 2013. Over the same period, the trading price of our common shares ranged from NT$30.80 per share to NT$23.50 per share. On April 11, 2014, the Taiwan Stock Exchange Index closed at 8,908.05, and the closing value of our common shares was NT$32.90 per share.

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

Holders of common shares and ADSs may experience dilution if we issue stock bonuses and stock options to employees or sell additional equity or equity-linked securities.

Similar to other ROC technology companies, we issue bonuses from time to time in the form of common shares. Prior to 2009, bonuses issued in the form of our common shares were valued at par. Beginning in 2009, bonuses in the form of our common shares are valued at the closing price of our common shares on the day prior to our shareholders’ meeting. In addition, under the ROC Company Law we may, upon approval from our board of directors and the ROC Securities and Futures Bureau of the FSC, establish employee stock option plans provided that shareholders' approval is required if the exercise price of an option would be less than the closing price of our common shares on the Taiwan Stock Exchange on the grant date of the option. We currently maintain four employee stock option plans pursuant to which our full-time employees, including our domestic and foreign subsidiaries, are eligible to receive stock option grants. As of December 31, 2013, 285,480,400 options granted by ASE Inc. were outstanding. See “Item 6. Directors, Senior Management and Employees—Compensation—ASE Inc. Employee Bonus and Stock Option Plans.” The issuance of our common shares pursuant to stock bonuses or stock options may have a dilutive effect on the holders of outstanding common shares and ADSs.

In addition, the sale of additional equity or equity-linked securities may result in additional dilution to our shareholders. In September 2013, we issued US$400.0 million unsecured zero coupon convertible bonds due 2018 to fund procurement of raw materials from overseas. The bonds are convertible by holders at any time on or after October 16, 2013 and up to (and including) August 26, 2018. The conversion price was adjusted from NT$33.085 per common share to NT$33.05 per common share on September 24, 2013 due to the Capital Increase (as defined below). As of December 31, 2013, none of the bonds has been converted into our common shares, and the balance of the outstanding bonds were US$400.0 million. Upon full conversion, the outstanding bonds will be converted into 362,553,707 common shares if based on the current conversion price, representing 4.7% of our outstanding shares at the end of December 31, 2013. Any conversion of bonds, in full or in part, would dilute the ownership interest of our existing shareholders and our earnings per share and could adversely affect the market price of our ADSs. Moreover, in September 2013, we issued 130,000,000 common shares for public subscription which was effected by way of an increase in our authorized share capital in the amount of NT$1,300.0 million (US$43.6 million) (the “Capital Increase”). The issuance of the zero coupon convertible bonds due 2018 and the Capital Increase could cause dilution to our ADS holders.

Restrictions on the ability to deposit our common shares into our ADS facility may adversely affect the liquidity and price of our ADSs.

The ability to deposit common shares into our ADS facility is restricted by ROC law. A significant number of withdrawals of common shares underlying our ADSs would reduce the liquidity of the ADSs by reducing the number of ADSs outstanding. As a result, the prevailing market price of our ADSs may differ from the prevailing market price of our common shares on the Taiwan Stock Exchange. Under current ROC law, no person or entity, including you and us, may deposit our common shares in our ADS facility without specific approval of the FSC, unless:

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

With respect to item (4) above, the depositary may issue ADSs against the deposit of those common shares only if the total number of ADSs outstanding following the deposit will not exceed the number of ADSs previously approved by the FSC, plus any ADSs issued pursuant to the events described in items (1), (2) and (3) above.

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

The voting rights of a holder of ADSs as to our common shares represented by its ADSs are governed by the deposit agreement. Holders of ADSs will not be able to exercise voting rights on an individual basis. If holders representing at least 51% of the ADSs outstanding at the relevant record date instruct the depositary to vote in the same manner regarding a resolution, including the election of directors and supervisors, the depositary will cause all common shares represented by the ADSs to be voted in that manner. If the depositary does not receive timely instructions representing at least 51% of the ADSs outstanding at the relevant record date to vote in the same manner for any resolution, including the election of directors and supervisors, holders of ADSs will be deemed to have instructed the depositary or its nominee to authorize all our common shares represented by the ADSs to be voted at the discretion of our chairman or his designee, which may not be in the interest of holders of ADSs. Moreover, while shareholders who own 1% or more of our outstanding shares are entitled to submit one proposal to be considered at our annual general meetings of shareholders, only holders representing at least 51% of our ADSs outstanding at the relevant record date are entitled to submit one proposal to be considered at our annual general meetings of shareholders. Hence, only one proposal may be submitted on behalf of all ADS holders.

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

Under current ROC law, the depositary, without obtaining approvals from the Central Bank of the Republic of China (Taiwan) or any other governmental authority or agency of the ROC, may convert NT dollars into other currencies, including U.S. dollars, for:

•	the proceeds of the sale of common shares represented by ADSs or received as stock dividends from our common shares and deposited into the depositary receipt facility; and

•	any cash dividends or distributions received from our common shares.

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

We cannot predict the effect, if any, that future sales of common shares or ADSs, or the availability of common shares or ADSs for future sale, will have on the market price of our common shares or the ADSs prevailing from time to time. Sales of substantial numbers of common shares or ADSs in the public market, or the perception that such sales may occur, could depress the prevailing market prices of our common shares or the ADSs.

Provisions of our convertible bonds could discourage an acquisition of us by a third party.

In September 2013, we completed an offering of US$400.0 million in aggregate principal amount of convertible bonds due 2018. Certain provisions of our convertible bonds could make it more difficult or more expensive for a third party to acquire us. In the event that (1) our common shares cease to be listed on the Taiwan Stock Exchange; (2) any person or persons acting together acquire control of us if such person or persons do not have, and would not be deemed to have, control of us as of August 29, 2013; (3) we consolidate with or merge into or sell or transfer all or substantially all of our assets to any other person, unless the consolidation, merger, sale or transfer will not result in the other person or persons acquiring control over us or the successor entity; or (4) one or more other persons acquire the legal or beneficial ownership of all or substantially all of our capital stock,  holders of these bonds shall have the right to require us to repurchase all or any portion of the principal amount thereof (which is US$200,000 or any integral multiples thereof) of such holder’s bonds. “Control” means the right to appoint and/or remove all or the majority of the members of our board of directors or other governing body, whether obtained directly or indirectly, and whether obtained by ownership of share capital, the possession of voting rights, contract or otherwise.

Item 4. Information on the Company

HISTORY AND DEVELOPMENT OF THE COMPANY

Advanced Semiconductor Engineering, Inc. was incorporated on March 23, 1984 as a company limited by shares under the ROC Company Law, with facilities in the Nantze Export Processing Zone located in Kaohsiung, Taiwan. Our principal executive offices are located at 26 Chin Third Road, Nantze Export Processing Zone, Nantze, Kaohsiung, Taiwan, ROC and our telephone number at the above address is (886) 7361-7131. Our common shares have been listed on the Taiwan Stock Exchange under the symbol “2311” since July 1989, and ADSs representing our common shares have been listed on the New York Stock Exchange under the symbol “ASX” since September 2000.

Acquisition of Shares of Universal Scientific

In February 2010, we, along with our two subsidiaries, J&R Holding Limited and ASE Test, through a cash and stock tender offer, acquired 641,669,316 common shares of Universal Scientific at NT$21 per share, amounting to NT$13,475.1 million in total, resulting in our controlled ownership over Universal Scientific. As a result, Universal Scientific became our consolidated subsidiary. In August 2010, we acquired additional 222,243,661 shares of Universal Scientific through another tender offer at NT$21 per share, amounting to NT$4,667.1 million in total. We owned 99.2% of the outstanding common shares of Universal Scientific as of March 31, 2014.

Acquisition and Merger of Yang Ting

We acquired 100.0% equity interest in Yang Ting, a ROC-based provider of semiconductor packaging and testing services, in January 2012. In August 2013, Yang Ting merged into ASE Inc. as part of our corporate reorganization plan.

Acquisition of Wuxi Tongzhi

On May 27, 2013, we, through our subsidiary ASESH AT, entered into a share purchase agreement with the shareholder of Wuxi Tongzhi in connection with the acquisition of 100% of Wuxi Tongzhi, a PRC-based provider of semiconductor packaging and testing services, for a purchase price of NT$338.0 million (US$11.3 million).

IPO of Universal Scientific Shanghai

In February 2012, Universal Scientific Shanghai, a subsidiary of Universal Scientific, completed its initial public offering, or IPO, on the Shanghai Stock Exchange. Total proceeds from the IPO were approximately RMB811.7 million prior to deducting underwriting discounts and commissions. As of March 31, 2014, we indirectly held 88.6% of the total outstanding shares of Universal Scientific Shanghai through our subsidiaries Universal Scientific and ASE Shanghai.

Public Offering by Way of Capital Increase

In September 2013, we issued 130,000,000 common shares for public subscription which was completed in October 2013, which was effected by way of an increase in our authorized share capital in the amount of NT$1,300.0 million (US$43.6 million). The subscription price was NT$26.1 (US$0.87) per share and NT$3,393.0 million (US$113.7 million) in the aggregate. We have used the net proceeds from the Capital Increase to fund machine and equipment purchases.

Convertible Bond Offerings

In September 2013, we completed an offering of US$400.0 million in aggregate principal amount of zero coupon convertible bonds due 2018. The bonds were offered to certain non-U.S. persons in compliance with Regulation S under the Securities Act. The bonds are convertible by holders at any time on or after October 16, 2013 and up to (and including) August 26, 2018. The initial conversion price was NT$33.085 per common share, subject to certain adjustments, determined on the basis of a fixed exchange rate of NT$29.956 = US$1.00 (which represents an approximately 31% conversion premium over the closing trading price of our common shares on August 28, 2013 of NT$25.20 per common share). The conversion price is subject to adjustment upon the occurrence of certain events. The conversion price was adjusted from NT$33.085 per common share to NT$33.05 per common share on

September 24, 2013 due to the Capital Increase. The bonds will mature on September 5, 2018, unless previously repurchased or converted in accordance with their terms prior to such date.

Establishment of UGJQ

In September 2013, Universal Scientific Group established a new subsidiary UGJQ, 100% of the capital stock of which is directly owned by Universal Scientific Shanghai. UGJQ is engaged in the processing and sale of computer and communication peripherals as well as technology import and export business.

For more information on our history and development, see “—Organizational Structure.”

BUSINESS OVERVIEW

ASE is the world’s largest independent provider of semiconductor packaging and testing services based on 2013 revenues. Our services include semiconductor packaging, production of interconnect materials, front-end engineering testing, wafer probing and final testing services, as well as integrated solutions for electronics manufacturing services in relation to computers, peripherals, communications, industrial, automotive, and storage and server applications. We believe that, as a result of the following strengths, we are better positioned than our competitors to meet customers’ requirements across a wide range of end-use applications:

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

We believe that it is still the trend for semiconductor companies to outsource their packaging, testing and manufacturing requirements as semiconductor companies rely on independent providers of foundry, advanced packaging, testing and electronic manufacturing services. In response to the increased pace of new product development and shortened product life and production cycles, semiconductor companies are increasingly seeking both independent packaging and testing companies that can provide turnkey services in order to reduce time-to-market and electronic manufacturing companies with proactive original design capabilities that can provide large-scale production. We believe that our expertise and scale in advanced technology and our ability to integrate our broad range of solutions into turnkey services and electronic manufacturing services allow us to benefit from the accelerated outsourcing trend and better serve our existing and potential customers.

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

The semiconductor industry is characterized by strong long-term growth, with periodic and sometimes severe cyclical downturns. The Semiconductor Industry Association reported that worldwide sales of semiconductors increased from approximately US$51 billion in 1990 to approximately US$305.6 billion in 2013. We believe that overall growth and cyclical fluctuations will continue over the long-term in the semiconductor industry.

Electronic Manufacturing Services

Electronics manufacturing service providers typically achieve large economies of scale in manufacturing by pooling together product design techniques and also provide value-added services such as warranties and repairs. Companies who do not need to manufacture a constant supply of products have increasingly outsourced their manufacturing to these service providers so that they can respond quickly and efficiently to sudden spikes in demand without having to maintain large inventories of products.

Electronics manufacturing services are sought by companies in a wide range of industries including, among others, information, communications, consumer electronics, automotive electronics, medical treatment, industrial applications, aviation, navigation, national defense and transportation. Although affected by global economic fluctuations, we expect the electronics manufacturing services industry to continue to grow in the long-term, and we have enhanced our presence in the industry since 2010 through our acquisition of a controlling interest in Universal Scientific.

Outsourcing Trends in Semiconductor Manufacturing

Historically, semiconductor companies designed, manufactured, packaged and tested semiconductors primarily within their own facilities. However, there is a clear trend in the industry to outsource the manufacturing process. Virtually every significant stage of the manufacturing process can be outsourced. Wafer foundry services, semiconductor packaging and testing services, and electronic manufacturing services are currently the largest segments of the independent semiconductor manufacturing services market.

The availability of technologically advanced independent manufacturing services has also enabled the growth of “fabless” semiconductor companies that focus on semiconductor design and marketing, while outsourcing their wafer fabrication, packaging and testing requirements to independent companies. We believe that the growth in the number and scale of fabless semiconductor companies that rely solely on independent companies to meet their manufacturing requirements will continue to be a driver of growth in the market for independent foundry, packaging and testing services. Similarly, the availability of technologically advanced independent manufacturing services has encouraged integrated device manufacturers, which traditionally have relied on in-house semiconductor manufacturing capacity, to increasingly outsource their manufacturing requirements to independent semiconductor manufacturing companies.

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

•
Increased Adoption of Copper Wire Bonding. With significant cost saving benefits over conventional gold wiring technology, semiconductor companies have been qualifying and converting volumes to copper wire based packages at a steady pace. Independent packaging companies have been more aggressive in building copper bonding capacity than integrated device manufacturers and have accumulated significantly more experience and acumen in the new technology. Due to the inherent cost savings and comparable yield of copper and the lack of in-house capacity and experience among integrated device manufacturers, we believe that they will continue to increase the outsourcing of their manufacturing services for copper wire packages to independent packaging and testing companies.

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

The Semiconductor Industry in Taiwan

The semiconductor industry in Taiwan has been a leader in, and a major beneficiary of, the trend to outsource the manufacture of semiconductors. The growth of the semiconductor industry in Taiwan has been the result of several factors. First, semiconductor manufacturing companies in Taiwan typically focus on one or two stages of the semiconductor manufacturing process. As a result, these companies tend to be more efficient and are better able to achieve economies of scale and maintain higher capacity utilization rates. Second, semiconductor manufacturing companies in Taiwan that provide the major stages of the manufacturing process are located close to each other and typically enjoy close working relationships. This close network is attractive to customers who wish to outsource multiple stages of the semiconductor manufacturing process. For instance, a customer could reduce production cycle time and unit cost and streamline logistics by outsourcing its foundry, packaging, testing and drop shipment services to electronics manufacturing companies in Taiwan. Third, Taiwan has an educated labor pool and a large number of engineers suitable for sophisticated manufacturing industries such as semiconductors.

The semiconductor industry in Taiwan has over the past decade made significant capital expenditures to expand capacity and technological capabilities. The ROC government has also provided tax incentives and research and development support, both directly and indirectly such as through support of research institutes and universities. As a result of investments made in recent years, Taiwan has achieved substantial market share in the outsourced semiconductor manufacturing industry. Furthermore, the growth of Taiwan’s electronics manufacturing industry, particularly in personal computer, mobile handset and digital camera design and manufacturing, has created substantial local demand for semiconductors.

The Semiconductor Industry in Other Regions of Asia

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

Strategy

Our objective is to provide integrated solutions which set industry standards, including packaging, testing services, interconnect materials design and production capabilities, and to lead and facilitate the industry trend towards outsourcing semiconductor manufacturing requirements. The principal elements of our strategy are to:

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

The increasing miniaturization of semiconductors and the growing complexity of interconnect technology have also resulted in the blurring of the traditional distinctions among assembly at different levels of integration: chip, module, board and system. In response to this miniaturization and growing complexity, we have focused on providing module assembly services and, in addition, our subsidiary Universal Scientific has provided us with access to process and product technologies at the levels of module, board and system assembly and testing, which helps us to better anticipate industry trends and take advantage of potential growth opportunities. We expect to continue to combine our packaging, testing and materials technologies with the expertise of Universal Scientific at the systems level to develop our SiP business.

Strategically Expand and Streamline Production Capacity

To capitalize on the growing demand for advanced and legacy packaging and testing services, we intend to strategically expand our production capacity, both through internal growth and selective acquisitions and joint ventures, with a focus on providing cost competitive and innovative packaging and testing services.

For our advanced packaging and testing businesses, we intend to invest in trends that are essential to the development of the industry. We plan to expand our capacity with respect to, but not limited to, 12-inch wafer process, bumping, FC-CSP and SiP products to meet demand for smaller form factors, higher performance and higher packaging density.

In addition, we intend to promote our copper wire solutions to our customers in addition to gold wire. Gold wire is a significant raw material for us. Gold prices, however, are subject to intense fluctuations and have in the past impacted our profitability. We believe that replacing gold wire in some of our packages with copper wire technology will not only improve our profitability but will also enable us to provide more value to our customers by providing lower cost solutions, which could enhance our competitiveness and market share. We are currently the industry leader in terms of copper wire capacity. We thus plan to capitalize on the overall industry trend of copper conversion by maintaining our leadership and focusing on integrating copper wire into a wider range of traditional leadframe-based packages and higher end substrate-based packages.

We expect to focus our legacy packaging and testing on providing cost competitive services through better management of capacity utilization and efficiency improvements and offer our services on a large scale with the intention of driving more integrated device manufacturer outsourcing in the long-run.

We evaluate acquisition and joint venture opportunities on the basis of access to new markets and technology, the enhancement of our production capacity, economies of scale and management resources, and closer proximity to existing and potential customers. In 2008, we completed the acquisition of ASEWH, a company that also engages in semiconductor packaging and testing services. In February and August, 2010, we acquired an aggregate of 863,912,977 common shares of Universal Scientific through two tender offers, and we owned 99.2% of its outstanding common shares as of March 31, 2014. Universal Scientific is an electronics manufacturing services company that provides integrated solutions for electronic manufacturing services in relation to computers, peripherals, communications, industrial, automotive, and storage and server applications. We intend to provide our customers with more value-added products through Universal Scientific. In addition, on August 2, 2010, we also completed the acquisition of 100.0% of EEMS Test Singapore from EEMS Asia Pte. Ltd., a subsidiary of EEMS Italia S.p.A. EEMS Test Singapore is a Singapore-based provider of test solutions for the semiconductor industry. On August 27, 2010, EEMS Test Singapore changed its name to ASE Singapore II Pte. Ltd., which was subsequently merged into ASE Singapore Pte. Ltd. on January 1, 2011. We also acquired Yang Ting in January 2012 and later merged Yang Ting into ASE Inc. in August 2013 to enhance our capacity to provide packaging and testing services on discrete products. In addition, we acquired Wuxi Tongzhi in May 2013 and Universal Scientific Group established UGJQ in September 2013.

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

Principal Products and Services

We offer a broad range of advanced and legacy semiconductor packaging and testing services. In addition, we have provided electronic manufacturing services since our acquisition of a controlling interest in Universal Scientific in February 2010. Our package types generally employ either leadframes or substrates as interconnect materials. The semiconductors we package are used in a wide range of end-use applications, including communications, computing, consumer electronics, industrial, automotive and other applications. Our testing services include front-end engineering testing, which is performed during and following the initial circuit design stage of the semiconductor manufacturing process, wafer probe, final testing and other related semiconductor testing services. We focus on packaging and testing semiconductors. We offer our customers turnkey services which consist of packaging, testing and direct shipment of semiconductors to end users designated by our customers. Our electronics manufacturing services are used in a wide range of end-use applications, including, but not limited to, computers, peripherals, communications, industrial applications, automotive electronics, and storage and server applications. In 2013, our revenues generated from packaging, testing and electronic manufacturing services accounted for 51.2%, 11.3% and 35.7% of our operating revenues, respectively.

Packaging Services

We offer a broad range of package types to meet the requirements of our customers, with a focus on advanced packaging solutions. These include advanced packages such as flip-chip BGA, flip-chip CSP, aCSP (advanced chip scale packages) and IC wirebonding packages, including leadframe-based package types such as quad flat packages (QFP), thin quad flat packages (TQFP), bump chip carrier (BCC) and quad flat no-lead (QFN) packages, aQFN (advanced QFN) and package types based on substrates, such as Plastic BGA. In addition, we provide 3D chip packages, such as MAP POP (package on package) and aMAP POP (advanced, laser ablation type), which enable our customers to mount packages more easily. We also offer other forms of stacked die solutions in different package types, e.g., stacked die QFN, hybrid BGAs containing stacked wire bond and fc die. We are also developing the latest generation of stacked die packages based on TSV (Through Silicon Via) technology. Our first product has been a CMOS image sensor with TSV to minimize the form factor. In addition, to meet current trends towards low cost solutions, we provide copper wire bonding solutions which can be applied to current gold wire products. We believe we are among the leaders in such advanced packaging processes and technologies and are well positioned to lead the technology migration in the semiconductor packaging industry.

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

In addition, we have focused on developing our capabilities in some advanced packaging solutions, such as aCSP (Wafer level chip scale package), flip-chip BGA, Heat-Spreader FCBGA, flip-chip CSP, Hybrid FCCSP (Flip-Chip + W/B), Flip-Chip PiP (Package in Package) and aS 3™ (Advanced Single Sided Substrate). Flip-chip BGA technology replaces wire bonding with wafer bumping for interconnections within the package. Wafer bumping involves the placing of tiny solder balls, instead of wires, on top of dies for connection to substrates. As compared with more traditional packages, which allow input/output connection only on the boundaries of the dies, flip-chip packages significantly enhance the input/output flow by allowing input/output connection over the entire surface of the dies.

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

Modules. We also offer module assembly services, which combine one or more packaged semiconductors with other components in an integrated module to enable increased functionality, typically using automated surface mount technology, or SMT, machines and other machinery and equipment for system-level assembly. End-use applications for modules include cellular phones, PDAs, wireless LAN applications, Bluetooth applications, camera modules, automotive applications and toys.

Interconnect Materials. Interconnect materials connect the input/output on the semiconductor dies to the printed circuit board. Interconnect materials include substrate, which is a multi-layer miniature printed circuit board, and is an important element of the electrical characteristics and overall performance of semiconductors. We produce substrates for use in our packaging operations.

The demand for higher performance semiconductors in smaller packages will continue to spur the development of advanced substrates that can support the advancement in circuit design and fabrication. As a result, we believe that the market for substrates will grow and the cost of substrates as a percentage of the total packaging process will increase. In the past, substrates we designed for our customers were produced by independent substrate manufacturers. Since 1997, we have been designing and producing a portion of our interconnect materials in-house. In 2013, our interconnect materials operations supplied approximately 29.1% of our consolidated substrate requirements by value.

The following table sets forth, for the periods indicated, the percentage of our packaging revenues accounted for by each principal type of packaging products or services.

	Year Ended December 31,
	2012	2013
	(percentage of packaging revenues)
Advanced packaging(1)	23.6%	26.7%
IC Wirebonding(2)	65.9	62.5
Discrete and other	10.5	10.8
Total	100.0%	100.0%

(1)	Includes bumping, flip chip, chip scale and SiP package.

(2)	Includes leadframe-based packages such as QFP/TQFP, QFN/MCC and PLCC/PDIP and substrate-based packages, such as various BGA package types and LGA.

Testing Services

We provide a complete range of semiconductor testing services, including front-end engineering testing, wafer probing, final testing of logic/mixed-signal/RF/(2.5D/3D) module SiP/ MEMS/Discrete and other test-related services.

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

In recent years, complex, high-performance logic/mixed-signal/RF/(2.5D/3D) module SiP/ MEMS semiconductors have accounted for an increasing portion of our testing revenues. As the testing of complex, high-performance semiconductors requires a large number of functions to be tested using more advanced testing equipment, these products generate higher revenues per unit of testing time, as measured in central processing unit seconds.

Front-End Engineering Testing. We provide front-end engineering testing services, including customized software development, electrical design validation, and reliability and failure analysis.

•
Customized Software Development. Test engineers develop customized software to test the semiconductors using advanced testing equipment. Customized software, developed on specific test platforms, is required to test the conformity of each particular semiconductor type to its unique functionality and specification.

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

Logic/Mixed-signal/RF/(2.5D/3D) module SiP/Discrete Final Testing. We conduct final tests of a wide variety of logic/mixed-signal/RF/(2.5D/3D) module SiP/ MEMS /discrete semiconductors, with the number of leads or bumps ranging from the single digits to over ten thousand and operating frequencies of over 20 Gbps for digital semiconductors and 6 GHz for radio frequency semiconductors, which are at the high end of the range for the industry. The products we test include semiconductors used for wired, wireless and mobile communications, home entertainment and personal computer applications, as well as a variety of consumer and application-specific integrated circuits for various specialized applications.

Other Test-Related Services. We provide a broad range of additional test-related services, including:

•
Electric Interface Board and Mechanical Test Tool Design. Process of designing individualized testing apparatuses such as test load boards, sockets, handler change kits, and probe cards for unique semiconductor devices and packages.

•	Program Conversion. Process of converting a program from one test platform to different test platforms to reduce testing costs.

•	Program Efficiency Improvement. Process of optimizing the program code or increasing site count of parallel tests to improve testing throughout.

•	Remote Program Debugging. Process of allowing the customer to debug their test program remotely through an internet connection.

•
Burn-in Testing. Burn-in testing is the process of electrically stressing a device, usually at high temperature and voltage, for a period of time to simulate the continuous use of the device to determine whether this use would cause the failure of marginal devices.

•
Module SiP Testing. We provide module SiP testing through integrated bench solution or automatic test equipment to our customers with a complete solution with respect to finger print sensor module, camera module, wireless connectivity devices, global positioning system devices, personal navigation devices and digital video broadcasting devices.

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

The following table sets forth, for the periods indicated, the percentage of our testing revenues accounted for by each type of testing service.

	Year Ended December 31,
	2012	2013
	(percentage of testing revenues)
Testing Services:
Front-end engineering testing	2.3%	2.5%
Wafer probing	17.2	19.5
Final testing	80.5	78.0
Total	100.0%	100.0%

Electronic Manufacturing Services. Since our acquisition of a controlling interest in Universal Scientific in February 2010, we also provide integrated solutions for electronics manufacturing services in relation to computers, peripherals, communications, industrial, automotive, and storage and server applications. The key products and services we offer to our customers, for instance, include:

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

Seasonality

See “Item 5. Operating and Financial Review and Prospects—Operating Results and Trend Information—Quarterly Operating Revenues, Gross Profit and Gross Margin.”

Sales and Marketing

Sales and Marketing Presence

We maintain sales and marketing offices in Taiwan, the United States, Austria, Belgium, France, Germany, Singapore, the Philippines, the PRC, Korea, Malaysia, Japan and other countries. We also have sales representatives operating in certain other countries in which we do not have offices. Our sales and marketing offices in Taiwan are located in Hsinchu and Kaohsiung. We conduct marketing research through our customer service personnel and through our relationships with our customers and suppliers to keep abreast of market trends and developments. We also provide advice in the area of production process technology to our major customers planning the introduction of new products. In placing orders with us, our customers specify which of our facilities these orders will go to. Our customers conduct separate qualification and correlation processes for each of our facilities that they use. See “—Qualification and Correlation by Customers.”

Customers

Our five largest customers together accounted for approximately 31.2% and 37.2% of our operating revenues in 2012 and 2013, respectively. No single customer accounted for more than 10% of our operating revenues in 2012 and one single customer accounted for more than 10% of our operating revenues in 2013.

We package and test for our customers a wide range of products with end-use applications in the communications, computing, and consumer electronics/industrial/automotive sectors. The following table sets forth a breakdown of the percentage of our operating revenues generated from our packaging and testing services, for the periods indicated, by the principal end-use applications of the products which we packaged and tested.

	Year Ended December 31,
	2012	2013
Communications	51.9%	54.6%
Computing	12.2	11.0
Consumer electronics/industrial/automotive	35.5	34.0
Other	0.4	0.4
Total	100.0%	100.0%

In addition, we have provided electronic manufacturing services since our acquisition of the controlling interest of Universal Scientific in February 2010. Our electronic manufacturing services provide a wide range of products with end-use applications. The following table sets forth a breakdown of the percentage of our operating revenues generated from our electronic manufacturing services for the periods indicated by the principal end-use applications.

	Year Ended December 31,
	2012	2013
Communications	36.8%	45.4%
Computing	24.3	21.7
Consumer electronics	14.2	11.7
Industrial	15.5	12.8
Automotive	7.9	7.4
Other	1.3	1.0
Total	100.0%	100.0%

We categorize our operating revenues geographically based on the country in which the customer is headquartered. The following table sets forth, for the periods indicated, the percentage breakdown by geographic regions of our operating revenues.

	Year Ended December 31,
	2012	2013
America	61.4%	65.7%
Taiwan	17.3	14.2
Asia	11.5	10.8
Europe	9.8	9.3
Total	100.0%	100.0%

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

We produce substrates for use in our packaging operations. In 2013, our interconnect materials operations supplied approximately 29.1% of our consolidated substrate requirements by value. See “—Principal Products and Services—Packaging Services—Interconnect Materials.”

As a result of the “Directive 2002/95/EC on the restriction of the use of certain hazardous substances in electrical and electronic equipment,” or RoHS, which became effective on July 1, 2006, we have adjusted our purchases of raw materials and our production processes in order to use raw materials that comply with this legislation for part of our production. This legislation restricts the use in the European Union, or EU, of certain substances the EU deems harmful to consumers, which includes certain grades of molding compounds, solder and other raw materials that are used in our products. Manufacturers of electrical and electronic equipment must comply with this legislation in order to sell their products in an EU member state. Any failure by us to comply with regulatory environmental standards such as Directive 2002/95/EC may have a material adverse effect on our results of operations.

Testing

For the functional and burn-in testing of semiconductors, no other raw materials are needed. However, we often design and outsource the manufacturing of test interface products such as load boards, probe cards and burn-in boards.

Electronic Manufacturing Services

Our manufacturing processes use many raw materials in our electronic manufacturing services. For 2013, raw materials costs accounted for 79.0% of our operating revenues from electronic manufacturing services. Our principal raw materials include, among others, printed circuit boards, integrated chips, ink, semiconductor devices, computer peripherals and related accessories and electronic components. Our principal raw materials varied in the past, depending on the end-use products we provided.

To ensure quality, on-time delivery and pricing competitiveness, we have established both a standardized supplier assessment system and an evaluation mechanism, continued to maintain close working relationships with our suppliers and jointly created a stable and sustainable supply chain. In addition, we adjusted the procurement strategy in line with industry trends as well as the nature of raw materials and decentralized the sources of raw materials to lower our supply concentration risk. However, we cannot assure you that we will not experience any shortages or price increases in the near future. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Our revenues and profitability may decline if we are unable to obtain adequate supplies of raw materials in a timely manner and at a reasonable price.”

Equipment

Packaging

The most important equipment used in the semiconductor packaging process is the wire bonder. Wire bonders connect the input/output terminals on the silicon die using extremely fine gold wire to leads on leadframes or substrates. Typically, a wire bonder may be used, with minor modifications, for the packaging of different products. We purchase our wire bonders principally from Kulicke & Soffa Industries Inc. and others. As of February 28, 2014, we operated an aggregate of 15,484 wire bonders, of which 15,248 were fine-pitch wire bonders. As of the same date, 27 of the wire bonders operated by us were consigned by customers and 2 were leased under operating leases. For the packaging of certain types of substrate-based packages, die bonders are used in place of wire bonders. We purchase our die bonders principally from ASM Assembly Automation Ltd., Esec AG, and Hitachi High Technologies Corporation. The number of bonders at a given facility is commonly used as a measure of the packaging capacity of the facility. In addition to bonders, we maintain a variety of other types of packaging equipment, such as wafer grind, wafer mount, wafer saw, automated molding machines, laser markers, solder plate, pad printers, dejunkers, trimmers, formers, substrate saws and scanners. We purchase our molding machines principally from ASM Assembly Automation Ltd., Towa Corporation and Fico B.V.

Testing

Testing equipment is the most capital intensive component of the testing process. We generally seek to purchase testers from different suppliers with similar functionality and the ability to test a variety of different semiconductors. We purchase testers from major international manufacturers, including Advantest Ltd., Teradyne, Inc., LTX-Credence Corporation, Seiko Epson and Tokyo Electron Limited. Upon acquisition of new testers, we install, configure, calibrate, perform burn-in diagnostic tests on and establish parameters for the testers based on the anticipated requirements of existing and potential customers and considerations relating to market trends. As of February 28, 2014, we operated an aggregate of 3,139 testers, of which 777 were consigned by customers and 69 were leased under operating leases. In addition to testers, we maintain a variety of other types of testing equipment, such as automated handlers and probers (special handlers for wafer probing), scanners, reformers and computer workstations for use in software development. Each tester may be attached to a handler or prober. Handlers attach to testers and transport individual packaged semiconductor to the tester interface. Probers similarly attach to the tester and align each individual die on a wafer with the interface to the tester.

For the majority of our testing equipment, we often base our purchases on prior discussions with our customers about their forecast requirements. The balance consists of testing equipment on consignment from customers and which are dedicated exclusively to the testing of these customers’ specific products.

Test programs, which consist of the software that drives the testing of specific semiconductors, are written for a specific testing platform. We sometimes perform test program conversions that enable us to test semiconductors on multiple test platforms. This portability between testers enables us to allocate semiconductors tested across our available test capabilities and thereby improve capacity utilization rates. In cases where a customer requires the testing of a semiconductor product that is not yet fully developed, the customer may provide computer workstations to us to test specific functions. In cases where a customer has specified testing equipment that was not widely applicable to other products which we test, we have required the customer to furnish the equipment on a consignment basis.

Electronic Manufacturing Services

The Surface Mount Technology or SMT assembly line is the key facility of our electronic manufacturing operations, and generally includes a printer and one or two high-speed mounters and/or a multi-function mounter. The SMT assembly process primarily consists of the following three manufacturing steps: (i) solder paste stencil printing, (ii) component placement and (iii) solder reflow. High-speed SMT assembly systems offer both economical and technical advantages which may reduce both production cost and time while meeting quality requirements. Thus, SMT has become the most popular assembly method for sophisticated electronic devices. We had 111 SMT lines as of February 28, 2014.

Intellectual Property

As of February 28, 2014, we held 1,937 Taiwan patents, 798 U.S. patents, 663 PRC patents and 15 patents in other countries related to various semiconductor packaging technologies and invention, utility and design on our electronic manufacturing services. In addition, we also filed several trademarks applications in Taiwan, the United States, China and European Union. For example, “ASE”, “aCSP”, “ a-EASI”, “a-fcCSP”, “aQFN” “a-QFN”, “a-TiV”, “iSiP” and “iWLP” have been registered in Taiwan.

We have also entered into various non-exclusive technology license agreements with other companies involved in the semiconductor manufacturing process, including Tessera Inc., Fujitsu Limited, Flip Chip International, L.L.C., Mitsui High-Tec, Inc., Infineon Technologies AG, Siliconware Precision Industries Co., Ltd., and STATS Chippac Ltd. The technology we license from these companies includes solder bumping, redistribution, ultra CSP assembly, advanced QFN assembly, wafer level packaging and other technologies used in the production of package types, such as BCC, flip-chip BGA, film BGA, aQFN, Package-in-Package (PiP) and chip embedding. The license agreement with Tessera Inc. will not expire until the expiration of the Tessera Inc. patents licensed by the agreement. For information regarding our intellectual property arrangements with Tessera Inc., see “Item 8. Financial Information— Consolidated Statements and Other Financial Information— Legal Proceedings.” Our license agreements with Flip Chip International, L.L.C. and Siliconware Precision Industries Co., Ltd. will not expire until the expiration of the patents licensed by the agreement. Our one license agreement with Infineon Technologies AG will expire on November 5, 2017, and another license agreement with Infineon Technologies AG will remain effect until expiration of the Infineon's patents licensed by the agreement. Our license agreement with Mitsui High-Tec, Inc. renews automatically each year, and our license agreement with Fujitsu Limited renews automatically each year unless the parties to the agreement agree otherwise. Our license agreement with STATS Chippac Ltd. will expire on December 31, 2016.

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

ISE Labs’ testing facilities in Fremont, California, are considered suitably equipped by the Defense Logistics Agency to perform the MIL-STD-883 tests on monolithic microcircuits in accordance with the requirements of military specification MIL-PRF-38535.

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

Location	ISO/TS 16949(1)	ISO 9001(2)	ISO 14001(3)	ISO 17025(4)	ISO 14064-1(5)	IECQ HSPM QC080000(6)	Sony Green(7)	OHSAS 18001(8)	TOSHMS and SA8000(9)	ISO 50001(10)
Taiwan	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Shanghai, PRC	✓	✓	✓		✓	✓	✓	✓
Suzhou/Kunshan/Weihai/ Wuxi, PRC	✓	✓	✓		✓	✓	✓	✓
Korea	✓	✓	✓			✓	✓	✓
Japan	✓	✓	✓			✓	✓
Malaysia	✓	✓	✓			✓	✓
Singapore	✓	✓	✓					✓
California		✓	✓	✓

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

(9)	TOSHMS is the Taiwan Occupational and Health Management System. SA8000 is the most widely recognized global standard for managing human rights in the workspace.

(10)	ISO50001 is a standard for an energy management system. It can be used by any organization that wants to reduce energy costs and use energy more efficiently.

Since our acquisition of a controlling interest in Universal Scientific in February 2010, we began providing electronics manufacturing services, for which we also have strict process controls. The table below sets forth the certifications we have obtained for our electronics manufacturing services facilities.

Location	ISO/TS 16949	ISO 9001	ISO 14001	ISO 14064-1	IECQ QC 080000	TL 9000(1)	OHSAS 18001	ISO 50001
Taiwan	✓	✓	✓	✓	✓		✓
Shenzhen, PRC		✓	✓	✓	✓	✓	✓
Shanghai, PRC	✓	✓	✓	✓	✓	✓	✓	✓

Location	ISO/TS 16949	ISO 9001	ISO 14001	ISO 14064-1	IECQ QC 080000	TL 9000(1)	OHSAS 18001	ISO 50001
Kunshan, PRC	✓	✓	✓	✓	✓	✓	✓
Mexico	✓	✓	✓		✓

(1)	TL 9000 quality management system sets forth the supply chain quality requirements of the global communications industry.

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

In addition, we have provided electronic manufacturing services since our acquisition of a controlling interest in Universal Scientific in February 2010. We face significant competition from other electronics manufacturing services providers, such as Hon Hai Precision Ind. Co., Ltd, with comprehensive integration, wide geographic coverage and large production capabilities that enable them to achieve economies of scale. We believe, however, that we can still achieve satisfactory performance in the market given that we have been able to provide products with high quality and we are capable of designing new products by cooperating with our customers.

Environmental Matters

Our operations of packaging, interconnect materials and electronic manufacturing services generate environmental wastes, including gaseous chemical, liquid and solid industrial wastes. We have installed various types of anti-pollution equipment for the treatment of liquid and gaseous chemical waste generated at our facilities. We believe that we have adopted adequate anti-pollution measures for the effective maintenance of environmental protection standards that are consistent with industry practice in the countries in which our facilities are located. In addition, we believe we are in compliance in all material respects with present environmental laws and regulations applicable to our operations and facilities.

ASE Inc. Kaohsiung facility

Our operations involving wafer-level process where nickel is used and require wastewater treatment at our K7 Plant have been subject to scrutiny by the Kaohsiung City Environmental Protection Bureau and the Kaohsiung District Prosecutors office as a result of an alleged wastewater disposal violation that occurred on October 1, 2013.

On December 20, 2013, the Kaohsiung City Environmental Protection Bureau fined us NT$110.1 million (US$3.7 million) and ordered the Company to suspend the operations at our K7 Plant’s wafer-level process where nickel is used and ordered us to implement improvement measures on the K7 Plant’s wafer-level process where nickel is used. Moreover, on January 3, 2014, the Kaohsiung District Prosecutors Office indicted the Company for alleged criminal violation of the ROC Waste Disposal Act. In April 2014, in response to the Kaohsiung City Environmental Protection Bureau’s examination processes for the resumption of our operations at the K7 Plant wafer-level process where nickel is used, we submitted a revised improvement plan to the Kaohsiung City Environmental Protection Bureau for their review. Upon approval of our revised improvement plan by the Kaohsiung City Environmental Protection Bureau, we will commence a series of trial runs at our K7 Plant wafer-level process where nickel is used followed by full resumption of operations. However, whether and when our improvement plan will be approved so that the suspension order will be lifted by the Kaohsiung City Environmental Protection Bureau is currently unknown. While we are defending the proceedings vigorously, the ultimate outcome of the matter is uncertain, and the amount of possible loss, if any, is currently not estimable. Any future suspension of operations at K7 Plant or other plants at our Kaohsiung facility may adversely affect our business, financial condition, results of operations and cash flows. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Any environmental claims or failure to comply with any present or future environmental regulations, as well as any fire or other industrial accident, may require us to spend additional funds and may materially and adversely affect our financial condition and results of operations,” “Item 4. Information on the Company — Property, Plants and Equipment” and “Item 8. Financial Information— Consolidated Statements and Other Financial Information— Legal Proceedings.”

Our estimated environmental capital expenditures for 2014 will be approximately US$160.9 million. In order to demonstrate our commitment to fulfill our corporate social responsibility towards environmental protection, in December 2013, our board of directors approved contributions to environmental protection efforts in Taiwan in a total amount of not less than NT$3,000.0 million (US$100.6 million), to be made in the next 30 years.

ASE Inc. Chung Li facility

On December 14, 2013, inspectors from the Taoyuan County Environmental Protection Bureau determined that wastewater from three wafer saw machines at Chung Li No.1 Testing Site could potentially be directly discharged into a sedimentation tank without permitted proper treatments which is in violation of the ROC Water Pollution Control Act. The Taoyuan County Environmental Protection Bureau ordered the shutdown of the three wafer saw machines. This incident did not have an material impact on our operations at our Chung Li facility.

Insurance

We have insurance policies covering property damage and damage to our production facilities, buildings and machinery. In addition, we have insurance policies covering our public and product liabilities. Significant damage to any of our production facilities would have a material adverse effect on our results of operations.

We are not insured against the loss of key personnel.

ORGANIZATIONAL STRUCTURE

The following chart illustrates our corporate structure including our principal manufacturing subsidiaries as of March 31, 2014. The following chart does not include wholly-owned intermediate holding companies, internal trading companies and those companies without active operations.

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

Wuxi Tongzhi

In May 2013, we, through our subsidiary ASESH AT, acquired 100.0% of the shares of Wuxi Tongzhi from Toshiba Semiconductor (Wuxi) Co, Ltd. Wuxi Tongzhi is based in Wuxi, China and is engaged in semiconductor packaging and testing.

Universal Scientific Group

Universal Scientific is incorporated in the ROC and provides electronic manufacturing services in relation to computers, consumer electronics, communications, industrial and automotive. Its subsidiaries include, among others, Universal Scientific Shanghai, Universal Global Scientific Industrial Co. Ltd., or UGTW, Universal Electronics (Shenzhen) Co. Ltd., or USISZ, Universal Global Technology (Kunshan) Co. Ltd., or UGKS, Universal Scientific Industrial De Mexico S.A. DE C.V., or USI Mexico, and UGJQ which was established in September 2013.

We purchased 22.6% of the outstanding shares of Universal Scientific in 1999. We subsequently increased our holding to 23.3% in 2000. As of December 31, 2009, we held approximately 18.1% of Universal Scientific’s outstanding equity shares, which allowed us to exercise significant influence over Universal Scientific and therefore accounted for this investment by the equity method.

In February 2010, we, along with our two subsidiaries, J&R Holding Limited and ASE Test, through a cash and stock tender offer, acquired 641,669,316 common shares of Universal Scientific at NT$21 per share, amounting to

NT$13,475.1 million in total, resulting in our controlling ownership over Universal Scientific. As a result, Universal Scientific became our subsidiary. The shares of Universal Scientific were delisted from the Taiwan Stock Exchange on June 17, 2010, which were previously listed under the symbol “2350”. In August 2010, we acquired additional 222,243,661 shares of Universal Scientific through another tender offer at NT$21 per share, amounting to NT$4,667.1 million in total. We owned 99.2% of the outstanding common shares of Universal Scientific as of March 31, 2014.

In February 2012, Universal Scientific Shanghai completed its IPO on the Shanghai Stock Exchange. Total proceeds from the IPO was approximately RMB811.7 million prior to deducting underwriting discounts and commissions. As of March 31, 2014, we indirectly held 88.6% of the total outstanding shares of Universal Scientific Shanghai through our subsidiaries Universal Scientific and ASE Shanghai.

PROPERTY, PLANTS AND EQUIPMENT

We operate a number of packaging, testing and electronic manufacturing facilities in Asia and the United States. Our facilities provide varying types or levels of services with respect to different end-product focus, customers, technologies and geographic locations. With our diverse facilities we are able to tailor our packaging, testing and electronic manufacturing solutions closely to our customers’ needs. The following table sets forth the location, commencement of operation, primary use, approximate floor space and ownership of our principal facilities as of February 28, 2014.

Facility	Location	Commencement of Operation	Primary Use	Approximate Floor Space (in sq. ft.)	Owned or Leased
ASE Inc.	Kaohsiung, ROC	March 1984	Our primary packaging facility, which offers complete semiconductor manufacturing solutions in conjunction with ASE Test Taiwan and foundries located in Taiwan. Focuses primarily on advanced packaging services, including flip-chip, wafer bumping and fine-pitch wire bonding.	4,383,000	Land: leased Buildings: owned and leased
	Chung Li, ROC	Acquired in July 1999	An integrated packaging and testing facility that specializes in semiconductors for communications and consumer applications.	1,788,000	Land and buildings: owned
	Nantou, ROC	April 2011	Our facility that provides packaging services.	108,000	Land and buildings: leased
ASE Test Taiwan	Kaohsiung, ROC	Acquired in April 1990	Our primary testing facilities, which offer complete semiconductor manufacturing solutions in conjunction with ASE Inc.’s facility in Kaohsiung and foundries located in Taiwan. Focuses primarily on advanced logic/mixed-signal/RF/3D IC testing for integrated device manufacturers, fabless design companies and system companies.	896,000	Land: leased Buildings: owned and leased

Facility	Location	Commencement of Operation	Primary Use	Approximate Floor Space (in sq. ft.)	Owned or Leased
	Chung Li, ROC	October 2001	Our primary wafer probing testing facilities.	116,000	Land and building: leased
ASE Test Malaysia	Penang, Malaysia	February 1991	An integrated packaging and testing facility that focuses primarily on the requirements of integrated device manufacturers.	828,000	Land: leased Buildings: owned
ASE Korea	Paju, Korea	Acquired in July 1999	An integrated packaging and testing facility that specializes in semiconductors for radio frequency, sensor and automotive applications.	810,000	Land and buildings: owned
ISE Labs	California, USA Texas, USA	Acquired in May 1999	Front-end engineering and final testing facilities located in northern California in close proximity to some of the world’s largest fabless design companies. Testing facilities located in close proximity to integrated device manufacturers and fabless companies in Texas.	96,000	Land and buildings: owned and leased
ASE Singapore	Singapore	Acquired in May 1999	An integrated packaging and testing facility that specializes in semiconductors for communication, computers and consumer applications.	282,000	Land: leased Buildings: owned and leased
ASE Shanghai	Shanghai, China	June 2004	Design and production of semiconductor packaging materials.	1,431,000	Land: leased Buildings: owned
ASE Japan	Takahata and Chiba, Japan	Acquired in May 2004	An integrated packaging and testing facility that specializes in semiconductors for cellular phone, household appliance and automotive applications.	415,000	Land and buildings: leased
ASE Electronics	Kaohsiung, ROC	August 2006	Facilities for the design and production of interconnect materials such as substrates used in the packaging of semiconductors.	463,000	Land: leased Buildings: owned
ASESH AT	Shanghai, China	Acquired in January 2007	An integrated packaging and testing facility that specializes in semiconductors for communications and consumer applications.	909,000	Land: leased Buildings: owned

Facility	Location	Commencement of Operation	Primary Use	Approximate Floor Space (in sq. ft.)	Owned or Leased
ASEN	Suzhou, China	Acquired in September 2007	An integrated packaging and testing facility that specializes in communication applications.	433,000	Land: leased Buildings: owned
ASEWH	Shandong, China	Acquired in May 2008	An integrated packaging and testing facility that specializes in semiconductors for communications, computing and consumer applications.	717,000	Land: leased Buildings: owned
ASEKS	Kunshan, China	July 2010	An integrated packaging and testing facility that specializes in semiconductors for communications and consumer applications.	1,489,000	Land: leased Buildings: owned
Wuxi Tongzhi	Wuxi, China	Acquired in May 2013	An integrated packaging and testing facility that specializes in semiconductors for MP3, Vehicle, household appliance and communications applications.	78,000	Land and buildings: leased
Universal Scientific	Nantou, ROC	Acquired in February 2010	The parent company of Universal Scientific Group, engages in research and development activities for various electronic products and components.	912,000	Land: owned Buildings: owned
USI Mexico	Guadalajara, Mexico	Acquired in February 2010	Manufacturing site, which offer Motherboard manufacture and system assembly.	334,000	Land: owned Buildings: owned
USISZ	Shenzhen, China	Acquired in February 2010	Manufacturing site, design, manufacture and marketing of motherboards, electronic components, accessories and related products in China.	787,000	Land: leased Buildings: owned
Universal Scientific Shanghai	Shanghai, China	Acquired in February 2010	Manufacturing site, design, manufacture and marketing of motherboards, electronic components, accessories and related products in China.	680,000	Land: leased Buildings: owned and leased
UGKS	Kunshan, China	August 2011	Manufacturing site, design, manufacture and marketing of motherboards, electronic components, accessories and related products in China.	388,000	Land: leased Buildings: leased
UGTW	Nantou, ROC	February 2010	Design, manufacture and marketing of electronic components, accessories and related products.	507,000	Buildings: leased
UGJQ	Shanghai, China	Established in September 2013	Design, manufacture and marketing of motherboards, electronic components, accessories and related products in China.	364,000	Land: leased Buildings: leased

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

ASE Inc. Kaohsiung Facility

On December 20, 2013, the Kaohsiung City Environmental Protection Bureau fined us NT$110.1 million (US$3.7 million) and ordered the Company to suspend the operations at our K7 Plant’s wafer-level process where nickel is used and ordered us to implement improvement measures on the K7 Plant’s wafer-level process where nickel is used. In April 2014, in response to the Kaohsiung City Environmental Protection Bureau’s examination processes for the resumption of our operations at the K7 Plant wafer-level process where nickel is used, we submitted a revised improvement plan to the Kaohsiung City Environmental Protection Bureau for their review. Upon approval of our revised improvement plan by the Kaohsiung City Environmental Protection Bureau, we will commence a series of trial runs at our K7 Plant wafer-level process where nickel is used followed by full resumption of operations. However, whether and when our improvement plan will be approved so that the suspension order will be lifted by the Kaohsiung City Environmental Protection Bureau is currently unknown. While we are defending the proceedings vigorously, the ultimate outcome of the matter is uncertain, and the amount of possible loss, if any, is currently not estimable. Any future suspension of operations at K7 Plant or other plants at our Kaohsiung facility may adversely affect our business, financial condition, results of operations and cash flows. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Any environmental claims or failure to comply with any present or future environmental regulations, as well as any fire or other industrial accident, may require us to spend additional funds and may materially and adversely affect our financial condition and results of operations,” “Item 4. Information on the Company — Property, Plants and Equipment” and “Item 8. Financial Information— Consolidated Statements and Other Financial Information— Legal Proceedings.”

ASE Inc. Chung Li facility

On December 14, 2013, inspectors from the Taoyuan County Environmental Protection Bureau determined that wastewater from three wafer saw machines at Chung Li No.1 Testing Site could potentially be directly discharged into a sedimentation tank without permitted proper treatments which is in violation of the ROC Water Pollution Control Act. The Taoyuan County Environmental Protection Bureau ordered the shutdown of the three wafer saw machines. This incident did not have an material impact on our operations at our Chung Li facility.

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

Overview

We offer a broad range of semiconductor packaging, testing services and we also offer electronic manufacturing services since our acquisition of a controlling interest in Universal Scientific in February 2010. In addition to offering each service separately, we also offer turnkey services, which consist of the integrated packaging, testing and direct shipment of semiconductors to end users designated by our customers and solution-based proactive original design manufacturing, or ODM, with our customers. In addition, we started generating revenues from our real estate business since 2010. Our operating revenues increased from NT$193,972.4 million in 2012 to NT$219,862.4 million (US$7,370.5 million) in 2013.

Discussed below are several factors that have had a significant influence on our financial results in recent years.

Pricing and Revenue Mix

We price our services taking into account the actual costs involved in providing these services, with reference to prevailing market prices. The majority of our prices and revenues are denominated in U.S. dollars. Any significant fluctuation in exchange rates, especially between NT dollars and U.S. dollars, will affect our costs and, in turn, our revenues.

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

Declines in average selling prices have been partially offset historically by changes in our revenue mix, and typically the selling price is largely dependable on the complexity of the services. In particular, revenues derived from packaging more advanced package types, such as flip-chip BGA, higher density packages with finer lead-to-lead spacing, or pitch, and testing of more complex, high-performance semiconductors have increased as a percentage of total revenues. We intend to continue to focus on packaging more advanced package types, such as bumping, flip-chip BGA and SiP, developing and offering new technologies in packaging and testing services and expanding our capacity to achieve economies of scale, as well as improving production efficiencies for older technologies, in order to mitigate the effects of declining average selling prices on our profitability.

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

In 2012 and 2013, our depreciation, amortization and rental expense included in operating costs as a percentage of operating revenues was 11.4% and 11.1%, respectively. The decrease in depreciation, amortization and rental expense as a percentage of operating revenues in 2013 compared to 2012 was primarily a result of an increase in our revenues. We begin depreciating our equipment when the machinery is placed into service. There may sometimes be a time lag between when our equipment is available for use and when it achieves high levels of utilization. In periods of depressed industry conditions, such as the fourth quarter of 2008, we experienced lower than expected demand from customers, resulting in an increase in depreciation relative to operating revenues. In particular, the capacity utilization rates for our testing equipment are more severely affected during an industry downturn as a result of a decrease in outsourcing demand from integrated device manufacturers, which typically maintain larger in-house testing capacity than in-house packaging capacity.

In addition to purchasing testers, we also lease a portion of our testers, which we believe allows us to better manage our capacity utilization rates and cash flow. Since leased testers can be replaced with more advanced testers upon the expiration of the lease, we believe that these operating leases have enabled us to improve our capacity utilization rates by allowing us to better align our capacity with changes in equipment technology and the needs of our customers. For more information about our testers, including the number of testers under lease, see “Item 4. Information on the Company—Business Overview—Equipment—Testing.”

Raw Material Costs

Substantially all of our raw material costs are accounted for by packaging, the production of interconnect materials and electronic manufacturing services. In particular, our electronic manufacturing services acquired in 2010 require more significant quantities of raw materials than our packaging and production of interconnect materials. In 2012 and 2013, raw material cost as a percentage of our operating revenues was 45.3% and 45.6%, respectively.

We have developed copper wire to gradually replace gold wire in the packaging processes in order to benefit from the lower material cost of copper. However, gold wire is still one of the principal raw materials we use in our packaging processes, and the recent volatility in the price of gold has affected our operating costs. In 2013, the spot rate for gold fluctuated from approximately US$1,192 per ounce to approximately US$1,694 per ounce according to the statistics published by The London Bullion Market Association. It may be difficult for us to adjust our average selling prices to account for fluctuations in the price of gold. We expect that gold wire will continue to be an important raw material for us and we therefore expect to continue to be subject to significant fluctuations in the price of gold.

Significant Acquisitions

In February 2010, we, along with our two subsidiaries, J&R Holding Limited and ASE Test, through a cash and stock tender offer, acquired 641,669,316 common shares of Universal Scientific at NT$21 per share, amounting to NT$13,475.1 million in total, resulting in our controlled ownership over Universal Scientific. As a result, Universal Scientific became our subsidiary. In August 2010, we acquired an additional 222,243,661 shares of Universal Scientific through another tender offer at NT$21 per share, amounting to NT$4,667.1 million in total. We owned 99.2% of the outstanding common shares of Universal Scientific as of March 31, 2014. See “Item 4. Information on the Company—History and Development of the Company—Acquisition of Shares of Universal Scientific.”

Since our acquisition of Universal Scientific, their results of operations have been consolidated into our results of operations. Any losses by Universal Scientific may have a significant adverse effect on our net income.

Adoption of New Financial Reporting Standards

In the past, we presented our consolidated financial statements in accordance with ROC GAAP for purposes of our filings with the Taiwan Stock Exchange, with reconciliation to U.S. GAAP for certain filings with the SEC.

Starting from January 1, 2013, we adopt IFRS for certain filings with the SEC, including our annual reports on Form 20-F. Following our adoption of IFRS for SEC filing purposes, we are no longer required to reconcile net income and balance sheet differences under our consolidated financial statements with U.S. GAAP. See note 41 to our consolidated financial statements for an explanation of how the transition from ROC GAAP to IFRS has affected the reported financial position, financial performance and cash flows of our Company.

Recent Accounting Pronouncements

Please refer to note 3 to our consolidated financial statements attached hereto for more information.

Critical Accounting Policies and Estimates

Preparation of our consolidated financial statements requires us to make estimates and judgments in applying our critical accounting policies which have a significant impact on the results we report in our consolidated financial statements. Our principal accounting policies are set forth in detail in note 3 to our consolidated financial statements included in this annual report. We continually evaluate these estimates and assumptions. Actual results may differ from these estimates under different assumptions and conditions. Significant accounting policies are summarized as follows.

Revenue Recognition. Revenue is measured at the fair value of the consideration received or receivable take into account of estimated customer returns, rebates and other similar allowances. Revenue from the sale of goods and real estate properties is recognized when the goods and real estate properties are delivered and titles have passed, at the time all the following conditions are satisfied:

•	we have transferred to the buyer the significant risks and rewards of ownership of the goods and real estate properties;

•	we retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods and real estate properties sold;

•	the amount of revenue can be reliably measured;

•	it is probable that the economic benefits associated with the transaction will flow to us; and

•	the costs incurred or to be incurred in respect of the transaction can be reliably measured.

Service income is recognized when services are rendered.

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

Impairment of Accounts Receivable. We periodically record a provision for doubtful accounts based on our evaluation of the collectability of our accounts receivable. We first assess whether objective evidence of impairment exists individually in each customer for account receivable, then includes in a group basis with historical collective experience and similar credit risk characteristics and collectively assess them for impairment. As of December 31, 2012 and 2013, the allowance we set aside for doubtful accounts was NT$80.1 million and NT$68.1 million (US$2.3 million), respectively. Additional allowances may be required in the future if the financial condition of our customers or general economic conditions further deteriorate, and this additional allowance would reduce our net income.

Inventories. Inventories are recorded at cost when acquired and stated at the lower of cost or net realizable values. Inventories are written down to net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. Materials received from customers for processing, mainly of semiconductor wafers, are excluded from inventories, as title and risk of loss remains with the customers. Net realizable value is the estimated selling prices of inventories less all estimated costs of completion and estimated costs necessary to make the sale. An allowance for loss on decline in market value and obsolescence is provided based on the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. Due to rapid technology advancements, we estimate the net realizable value of inventory for obsolete and unmarketable items at balance sheet date and then write down the cost of inventories to net realizable value. There may be significant changes in the net realizable value of inventories due to assumptions of future demand within a specific time period.

Realization of Deferred Tax Assets. Tax benefits arising from deductible temporary differences, unused tax credits and unused loss carryforwards are recognized as deferred tax assets to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the deferred tax assets. The carrying amounts of deferred tax assets are reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of deferred tax assets to be utilized. A previously unrecognized deferred tax asset is also reviewed at each balance sheet date and recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered. The realizability of deferred tax assets mainly depends on whether sufficient future profits or taxable temporary differences will be available. In cases where the actual future profits generated are less than expected, a material reversal of deferred tax assets may arise, which would be recognized in profit or loss for the period in which such a reversal takes place.

Impairment of Tangible and Intangible Assets Other than Goodwill. We review the carrying amounts of the tangible and intangible assets, excluding goodwill, to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. Recoverable amount is the higher of fair value less costs to sell and value in use. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. The process of evaluating the potential impairment of tangible and intangible assets other than goodwill requires significant judgment. We must make subjective judgments regarding the remaining useful lives of assets and the expected future revenue and expenses associated with the specific asset groups. Any changes in these estimates based on changed economic conditions or business strategies may result in material impairment charges in future periods.

In 2012 and 2013, we recognized impairment losses of NT$73.5 million and NT$495.5 million (US$16.6 million), respectively, on property, plant and equipment. See note 15 and note 24 to our consolidated financial statements included in this annual report.

Business Combinations. When we acquire businesses, goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer's previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. The allocation of the purchase price requires management to make significant estimates in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. These estimates are based on historical experience, information obtained from the management of the acquired companies and independent external service providers’ reports. These estimates can include, but are not limited to, the cash flows that an asset is expected to generate in the future, the appropriate weighted-average cost of capital, and the synergistic benefits expected to be derived from the acquired business. These estimates are inherently uncertain and unpredictable. In addition, unanticipated events and circumstances may occur which may affect the accuracy or validity of such estimates.

For example, we acquired Universal Scientific through tender offers in February and August 2010 and EEMS Test Singapore in August 2010; acquired tangible assets and liabilities as well as identified intangible assets were valued at estimates of their current fair values. The valuation of acquired intangible assets was determined based on management’s estimates. In addition, the amortization method of these intangible assets is based on the pattern in which the economic benefits are consumed. In addition, we also recognized goodwill which represents the excess of the purchase price over the estimated fair value of the net assets acquired. See our consolidated statements of cash flow as well as note 15 to 17 and note 28 to our consolidated financial statements included in this annual report.

Goodwill. Goodwill is tested for impairment annually and we test for impairment more frequently if an event occurs or circumstances change that would indicate that the carrying amount may be impaired. Goodwill is tested for impairment by comparing the carrying amount of the cash-generating unit to which the goodwill has been allocated to its recoverable amount. Recoverable amount is defined as the higher of a cash-generating unit’s fair value less costs to sell or its value in use, which is defined as the present value of the expected future cash flows generated by the cash-generating unit. In conducting the future cash flow valuation, we make assumptions about future operating cash flows, the discount rate used to determine present value of future cash flows, and capital expenditures. Future operating cash flows assumptions include sales growth assumptions, which are based on our historical trends and industry trends, and gross margin and operating expense growth assumptions, which are based on the historical relationship of those measures compared to sales and certain cost cutting initiatives. An impairment charge is incurred to the extent the carrying amount exceeds the recoverable amount. As of December 31, 2013, we had goodwill of NT$10,347.8 million (US$346.9 million) under IFRS. We did not recognize any impairment loss in 2013. Our conclusion could, however, change in the future if actual results differ from our estimates and judgments under different assumptions and conditions.

Valuation of Investments. We hold investments in the shareholdings of public and non-public entities. We evaluate these investments periodically for impairment based on market prices, if available, the financial condition of the investees and economic conditions in the industry. These assessments usually require a significant amount of judgment, as a significant decline in the market price may be a short-term drop and may not be the best indicator of impairment. Whenever triggering events or changes in circumstances indicate that an investment may be impaired and carrying amount may not be recoverable, we measure the impairment based on the market prices, if available, or the projected future cash flow of the investments discounted at their original effective interest rates, the underlying assumptions for which had been formulated by such investments, internal management team, taking into account sales growth and capacity utilization. Several of the investments held by us are recognized as the equity method investments, debt investments with no active market or available-for-sale financial assets. Any significant decline in the estimated future cash flows of the investments or financial assets could affect the value of the investment and indicate that an impairment charge may occur. In 2012 and 2013, we recognized impairment losses of NT$23.7 million and NT$196.3 million (US$6.6 million), respectively, on our investments. See note 8, 10 and 24 to our consolidated financial statements included in this annual report.

Stock-based Compensation. Equity-settled share-based payments to employees are measured at the fair value of the equity instruments at the grant date. The fair value determined at the grant date of the equity - settled share - based payments is expensed on a straight-line basis over the vesting period, based on our best estimate of equity instruments that will eventually vest, with a corresponding increase in capital surplus - employee share options.

Defined Benefit Plans. Accrued pension liabilities and the resulting pension expenses under defined benefit pension plans are calculated using the projected unit credit method. Actuarial assumptions comprise the discount rate, rate of employee turnover, and long-term average future salary increase. Due to changing market and economic conditions, the underlying key assumptions may differ from actual developments and may lead to significant changes in our defined benefit plans. We immediately recognize all actuarial gains and losses arising from defined benefit plans in retained earnings.

Fair value of Derivatives and Other Financial Instruments. We use our judgments applying appropriate valuation techniques commonly applied by market practitioners. The assumptions applied are based on observable quoted market prices, foreign exchange rates and interest rates to the extent it is available. The fair value of unquoted equity instruments is estimated based on the assumptions supported by unobservable market prices and interest rates which are disclosed in note 33 to our consolidated financial statements included in this annual report. We believe that the valuation techniques and the assumptions applied are appropriate in determining the fair value of financial instruments.

Results of Operations

The following table sets forth, for the periods indicated, financial data from our consolidated statements of comprehensive income, expressed as a percentage of operating revenues.

	Year Ended December 31,
	2012	2013
	(percentage of operating revenues)
Operating revenues	100.0%	100.0%
Packaging	53.8	51.2
Testing	11.7	11.3
Electronic manufacturing services	32.3	35.7
Others	2.2	1.8
Operation costs	(81.1)	(80.5)
Gross profit	18.9	19.5
Operating expenses	(9.8)	(9.5)
Other income and expenses	0.0	(0.6)
Profit from operations	9.1	9.4
Non-operating expense, net	(0.6)	(0.6)
Profit before income tax	8.5	8.8
Income tax expense	(1.5)	(1.6)
Profit for the year	7.0%	7.2%
Attributable to
Owners of the Company	6.8%	7.0%
Non-controlling interests	0.2	0.2
	7.0%	7.2%
Other comprehensive income (loss), net of income tax	(2.0)	1.5
Total comprehensive income for the year	5.0%	8.7%
Attributable to
Owners of the Company	4.8%	8.4%
Non-controlling interests	0.2	0.3
	5.0%	8.7%

The following table sets forth, for the periods indicated, the gross margins for our packaging, testing services and electronic manufacturing services and our total gross margin. Gross margin is calculated by dividing gross profits by operating revenues.

	Year Ended December 31,
	2012	2013
	(percentage of operating revenues)
Gross profit
Packaging	19.0%	21.0%
Testing	33.5	36.7
Electronic manufacturing services	11.5	10.3
Overall	18.9%	19.5%

The following table sets forth, for the periods indicated, a breakdown of our total operating costs and operating expenses, expressed as a percentage of operating revenues.

	Year Ended December 31,
	2012	2013
	(percentage of operating revenues)
Operating costs
Raw materials	45.3%	45.6%
Labor	12.8	12.8
Depreciation, amortization and rental expense	11.4	11.1
Others	11.6	11.0
Total operating costs	81.1%	80.5%
Operating expenses
Selling	1.4%	1.4%
General and administrative	4.3	4.0
Research and development	4.1	4.1
Total operating expenses	9.8%	9.5%

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Operating Revenues. Operating revenues increased 13.3% to NT$219,862.4 million (US$7,370.5 million) in 2013 from NT$193,972.4 million in 2012, primarily due to an increase in revenues from our EMS businesses. Packaging revenues increased 8.0% to NT$112,603.9 million (US$3,774.9 million) in 2013 from NT$104,298.3 million in 2012. Testing revenues increased 9.2% to NT$24,732.2 million (US$829.1 million) in 2013 from NT$22,657.0 million in 2012. Revenues from our electronic manufacturing services business increased 25.2% to NT$78,530.6 million (US$2,632.6 million) in 2013 from NT$62,747.7 million in 2012. The increase in packaging revenues was primarily due to an increase in the sale of advanced packaging products with higher selling prices. The increase in testing revenues was primarily due to an increase in the sale of advanced testing services with higher selling prices. The increase in the revenues from our electronic manufacturing services business was primarily due to an increase in the outsourced orders of communications products from original design manufacturers.

Gross Profit. Gross profit increased 16.9% to NT$42,822.0 million (US$1,435.5 million) in 2013 from NT$36,629.7 million in 2012. Our gross profit as a percentage of operating revenues, or gross margin, was 19.5% in 2013 compared to 18.9% in 2012. The increase was primarily due to stronger growth in our higher margin packaging and testing business coupled with more disciplined cost control measures employed in 2013. Raw material costs in 2013 were NT$100,314.5 million (US$3,362.9 million) compared to NT$87,830.5 million in 2012. As a percentage of operating revenues, raw material costs increased to 45.6% in 2013 from 45.3% in 2012 primarily due to a shift in our EMS product mix to products with higher raw material costs, partially offset by an increase in revenue from packaging services with lower raw material cost and a decrease in the price of gold. Depreciation, amortization and rental expenses were NT$24,447.0 million (US$819.5 million) in 2013 compared to NT$22,129.7 million in 2012. As a percentage of operating revenues, depreciation, amortization and rental expenses decreased to 11.1% in 2013 from 11.4% in 2012 due to increase in revenue. Labor cost in 2013 was NT$28,053.5 million (US$940.4 million) compared to NT$24,802.6 million in 2012 primarily due to an increase in salary and bonus payments as a result of increase in headcount. As a percentage of operating revenues, labor cost was 12.8% in both 2013 and 2012. Our gross margin for packaging increased to 21.0% in 2013 from 19.0% in 2012 due to a decrease in raw material costs as a percentage of net packaging revenues. Our gross margin for testing increased to 36.7% in 2013 from 33.5% in 2012 primarily due to increased sale of advanced testing services with a higher gross margin. Our gross margin for electronic manufacturing services decreased to 10.3% in 2013 from 11.5% in 2012 primarily due to a change in product mix.

Profit from operations. Profit from operations increased 16.4% to NT$20,713.4 million (US$694.3 million) in 2013 compared to NT$17,790.3 million in 2012. Our profit from operations as a percentage of operating revenues, or operating margin, increased to 9.4% in 2013 from 9.1% in 2012. Operating expenses increased 9.7% to NT$20,760.4 million (US$696.0 million) in 2013 compared to NT$18,922.6 million in 2012. The increase in operating expenses was primarily due to an increase in research and development expense. General and administrative expense increased 5.2% to NT$8,712.9 million (US$292.1 million) in 2013 from NT$8,283.3 million in 2012, primarily due to an increase in salary and bonus payments due to an increase in headcount and an increase in professional fees, partially offset by a decrease in depreciation and amortization. General and administrative expense as a percentage of our operating revenues was 4.0% in 2013 compared to 4.3% in 2012. Research and development expense increased 15.1% to NT$9,064.7 million (US$303.9 million), accounting for 4.1% of operating revenues in 2013, compared to NT$7,872.4 million, accounting for 4.1% of operating revenues in 2012. This increase in the research and development expense was primarily due to an increase in salary and bonus payments due to increase in headcount. Selling expense increased 7.8% to NT$2,982.8 million (US$100.0 million) in 2013 from NT$2,766.9 million in 2012. This increase was primarily due to an increase in salary and bonus payments due to increase in headcount. Selling expense as a percentage of operating revenues was 1.4% in 2013, which was the same as 2012. We had a net other expense of NT$1,348.2 million (US$45.2 million) in 2013 compared to a net other income of NT$83.2 million in 2012, which increase was primarily due to a settlement in the amount of US$30.0 million to Tessera, Inc. in relation to patent infringement claims.

Non-Operating Expense. We had a net non-operating expense of NT$1,343.6 million (US$45.0 million) in 2013 compared to a net non-operating expense of NT$1,181.6 million in 2012. This overall increase was primarily due to an increase in finance costs (consisting mainly of interest expenses) from NT$2,042.5 in 2012 to NT$2,307.5 million (US$77.4 million) in 2013 and an increase in impairment loss on financial assets from NT$23.7 million in 2012 to NT$196.3 million (US$6.6 million) in 2013, partially offset by an increase in income from the change of the net gain/loss on valuation of financial assets and liabilities and net foreign exchange gain/loss from NT$247.7 million in 2012 to NT$519.2 million (US$17.4 million) in 2013 resulting from an increase of valuation gain on the derivative contracts which we utilized from time to time to reduce the impact of foreign currency fluctuations on our results of operations.

Net Profit. Net profit, excluding non-controlling interest, increased 16.8% to NT$15,404.5 million (US$516.4 million) in 2013 compared to NT$13,191.6 million in 2012. Our diluted earnings per ADS increase to NT$9.96 (US$0.33) in 2013 compared to diluted earnings per ADS of NT$8.65 in 2012. Our income tax expense increased 18.2% to NT$3,499.6 million (US$117.3 million) in 2013 compared to NT$2,960.4 million in 2012, primarily due to a decrease in the tax credit and an increase in income tax on undistributed earnings.

Quarterly Operating Revenues, Gross Profit and Gross Margin

The following table sets forth our unaudited consolidated operating revenues, gross profit and gross margin for the quarterly periods indicated. The unaudited quarterly results reflect all adjustments, consisting of normal recurring adjustments, that, in the opinion of management, are necessary for a fair presentation of the amounts, on a basis consistent with the audited consolidated financial statements included elsewhere in this annual report. You should read the following table in conjunction with the audited consolidated financial statements and related notes included elsewhere in this annual report. Our operating revenues, gross profit and gross margin for any quarter are not necessarily indicative of the results for any future period. Our quarterly operating revenues, gross profit and gross margin may fluctuate significantly.

	Quarter Ended
	Mar. 31, 2012	Jun. 30, 2012	Sept. 30, 2012	Dec. 31, 2012	Mar. 31, 2013	Jun. 30, 2013	Sept. 30, 2013	Dec. 31, 2013
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(in millions)
Consolidated Operating Revenues
Packaging	23,531.1	26,040.1	27,099.4	27,627.7	24,903.3	29,020.7	29,976.8	28,703.1
Testing	5,077.3	5,632.9	5,911.2	6,035.6	5,723.0	6,505.4	6,279.3	6,224.5
Electronic manufacturing services	13,889.2	13,466.4	15,182.1	20,210.0	16,383.2	14,185.3	19,550.1	28,412.0
Others	603.0	733.0	798.7	2,134.7	1,180.4	1,048.3	942.2	824.8
Total	43,100.6	45,872.4	48,991.4	56,008.0	48,189.9	50,759.7	56,748.4	64,164.4
Consolidated Gross Profit
Packaging	4.035.0	5,072.1	5,325.5	5,379.9	4,016.9	5,899.5	6,094.4	7,662.9
Testing	1,494.1	1,828.6	2,000.5	2,277.8	1,961.6	2,513.8	2,330.3	2,273.7
Electronic manufacturing services	1,555.1	1,632.4	1,945.1	2,108.7	1,784.5	1,532.4	2,602.2	2,135.2
Others	126.0	294.1	343.4	1,211.4	519.6	492.1	562.4	440.5
Total	7,210.2	8,827.2	9,614.5	10,977.8	8,282.6	10,437.8	11,589.3	12,512.3
Consolidated Gross Profit (%)
Packaging	17.1%	19.5%	19.7%	19.5%	16.1%	20.3%	20.3%	26.7%
Testing	29.4	32.5	33.8	37.7	34.3	38.6	37.1	36.5
Electronic manufacturing services	11.2	12.1	12.8	10.4	10.9	10.8	13.3	7.5
Overall	16.7%	19.2%	19.6%	19.6%	17.2%	20.6%	20.4%	19.5%

Our results of operations are affected by seasonality. In general, our first quarter operating revenues have historically decreased over the preceding fourth quarter, primarily due to the combined effects of holidays in the United States, Taiwan and elsewhere in Asia. Moreover, the increase or decrease in operating revenues of a particular quarter as compared with the immediately preceding quarter varies significantly. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Our operating results are subject to significant fluctuations, which could adversely affect the market value of your investment.”

Exchange Rate Fluctuations

For quantitative and qualitative disclosure of our exposure to foreign currency exchange rate risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk—Foreign Currency Exchange Rate Risk.”

Taxation

The corporate income tax rate in the ROC decreased from 25% to 17%, effective since January 1, 2010. The ROC Statute for Upgrading Industries, which provided various tax incentives including investment tax credits, tax exemptions and tax holidays for companies, expired on December 31, 2009. Under this statute we had been granted tax holidays covering the portion of our income attributable to eligible machinery and equipment that were procured with cash infusions from our shareholders or after the capitalization of retained earnings through the issuance of stock dividends, and tax credits of 7% for the purchase of qualifying manufacturing equipment. We can continue to enjoy the tax holidays that have been granted to us by the ROC tax authority. On April 16, 2010, the Legislative Yuan of ROC passed the Industrial Innovation Act, effective from January 1, 2010 to December 31, 2019. Under the Industrial Innovation Act, a profit-seeking enterprise may deduct up to 15% of its research and development expenditures from its income tax payable for the fiscal year in which these expenditures are incurred. However, the deduction may not exceed 30% of the income tax payable for that fiscal year. Under the Alternative Minimum Tax Act, or AMT Act, which took effect on January 2006 and was amended in August 2012, when a taxpayer’s income tax payable, pursuant to the ROC Income Tax Act, is below the alternative minimum tax, or the AMT, provided under the AMT Act, a taxpayer is required to pay the difference between the AMT and the income tax payable. Taxable income for calculating the AMT includes most sources of income that are exempted from income tax under various legislations such as tax holidays. However, there are grandfathered treatments for the tax holidays approved by the tax authority before the AMT Act took effect. Under the amended AMT Act, the standard deduction for taxable income decreased from NT$2.0 million to NT$0.5 million and the tax rate increased from 10% to 12%. The amendment to the AMT Act became effective on January 1, 2013.

As of February 28, 2014, we had several five-year tax holidays on income derived from a portion of our operations in Kaohsiung, Taiwan, which will expire through December 31, 2015 to December 31, 2018. Moreover, we are in the process of applying for the use of another tax exemption in connection with our operations in Kaohsiung, Taiwan, following application on the tax exemption period. In addition, some of our subsidiaries, such as ASE Test Taiwan and ASE Electronics, are entitled to certain tax exemptions on income derived from a portion of their respective operations. The aggregate tax benefits of such exemptions for the years ended December 31, 2012 and 2013 were NT$312.6 million and NT$373.1 million (US$12.5 million), respectively.

In addition, since we have facilities located in special export zones such as the Nantze Export Processing Zone in Taiwan, we enjoy exemptions from various import duties, commodity taxes and business taxes on imported machinery, equipment, raw materials and components which are directly used for manufacturing finished goods. We also enjoy exemptions from commodity and business taxes on finished goods exported or sold to others within the zones.

Under the ROC Income Tax Act, all earnings generated in a year which are not distributed to shareholders as dividends in the following year will be assessed a 10% undistributed earnings tax. As a result, if we do not distribute all of our annual earnings as either cash or stock dividends in the following year, these undistributed earnings will be subject to the 10% undistributed earnings tax.

In 2012, our effective income tax rate was 18%. In 2013, our effective income tax rate remained at 18%. We believe that our future estimated taxable income will be sufficient to utilize our deferred tax assets recorded as of December 31, 2013.

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

Net cash provided by operating activities amounted to NT$41,296.0 million (US$1,384.4 million) in 2013, primarily as a result of (i) our operation performance with profit before income tax of NT$19,369.8 million (US$649.3 million) and (ii) our non-cash depreciation and amortization in the amount of NT$25,470.9 million (US$853.9 million). Net cash provided by operating activities amounted to NT$33,038.0 million in 2012, primarily as a result of (i) our operation performance with profit before income tax of NT$16,608.7 million and (ii) our non-cash depreciation and amortization in the amount of NT$23,435.9 million. The increase in net cash provided by operating activities in 2013 compared to 2012 was primarily due to an increase in profit before income tax, an increase in non-cash depreciation and amortization and cash inflows from an increase in trade payables and other payables, partially offset by an increase in non-cash net gains on fair value change of financial assets and liabilities at fair value through profit or loss.

Net cash used in investing activities amounted to NT$29,925.8 million (US$1,003.2 million) in 2013, primarily due to our acquisition of property, plant and equipment of NT$29,142.7 million (US$977.0 million). Net cash used in investing activities amounted to NT$43,817.8 million in 2012, primarily due to our acquisition of property, plant and equipment of NT$39,029.5 million.

Net cash provided by financing activities amounted to NT$12,794.9 million (US$428.9 million) in 2013. This amount reflected primarily(i) our net proceeds from short-term borrowings and long-term bank loans in the amount of NT$4,385.2 million (US$147.0 million); (ii) net proceeds from issue of convertible bonds in the amount of NT$11,900.1 million (US$398.9 million); and (iii) proceeds from Capital Increase in the amount of NT$3,393.0 million (US$113.7 million), partially offset by (iv) our distributed cash dividends to owners of the Company in the amount of NT$7,834.9 million (US$262.7 million). Net cash provided by financing activities in 2012 amounted to NT$8,455.8 million in 2012. This amount reflected primarily our net proceeds from short-term borrowings and long-term bank loans of NT$8,791.1 million and change in non-controlling interest of NT$3.6 million due to Universal Scientific Shanghai’s IPO, partially offset by our cash dividends distributed to owners of the Company in the amount of NT$4.2 million.

As of December 31, 2013, our primary source of liquidity was NT$45,026.4 million (US$1,509.4 million) of cash and NT$5,141.2 million (US$172.3 million) of financial assets—current. Our financial assets—current primarily consisted of structured time deposits and mutual funds. As of December 31, 2013, we had total unused credit lines of NT$111,198.6 million (US$3,727.7 million). As of December 31, 2013, we had working capital of NT$30,116.7 million (US$1,009.6 million).

As of December 31, 2013, we had total borrowings of NT$100,801.2 million (US$3,379.2 million), of which NT$44,618.2 million (US$1,495.7 million) were short-term borrowings and of which NT$56,183.0 million (US$1,883.4 million) were long-term borrowings. In 2013, the maximum amount of our short-term borrowings was NT$47,774.9 million (US$1,601.6 million) and the average amount of our short-term borrowings was NT$40,217.9 million (US$1,348.2 million). The fluctuation was primarily because our working capital balance fluctuated during 2013 from time to time. The annual interest rate for borrowings under our short-term bank loans ranged from 0.80% to 6.30% as of December 31, 2013. Our short-term loans are primarily revolving facilities with a term of one year, each of which may be extended on an annual basis with lender consent. Our long-term borrowings consist of bank loans, bonds payable and capital lease obligations. As of December 31, 2013, we had outstanding long-term borrowings, less current portion, of NT$50,166.5 million (US$1,681.8 million). As of December 31, 2013, the current portion of our long-term borrowings was NT$6,016.5 million (US$201.7 million). Our long-term borrowings typically carried variable annual interest rates which ranged between 0.90% to 10.59% as of December 31, 2013. For the maturity information and interest rates by currencies, see “Item 11—Quantitative and Qualitative Disclosures about Market Risk—Market Risk—Interest Rate Risk.”

We have pledged a portion of our assets, with a carrying value of NT$13,126.4 million (US$440.0 million) as of December 31, 2013, to secure our obligations under our short-term and long-term facilities.

In September 2011, Anstock Limited, our wholly owned subsidiary incorporated in the Cayman Islands with limited liability, issued RMB150.0 million 3.125% Guaranteed Bonds due September 22, 2014 (the “2014 Bonds”) and RMB500.0 million 4.250% Guaranteed Bonds due September 20, 2016 (the “2016 Bonds”) (the 2014 Bonds and the 2016 Bonds, collectively the “Bonds”). The bonds were offered to certain non-U.S. persons in compliance with Regulation S under the Securities Act. The Bonds are irrevocably and unconditionally guaranteed on an unsecured and unsubordinated basis by us. The 2014 Bonds bear interest from and including September 20, 2011 at the rate of 3.125% per annum. Interest on the 2014 Bonds is payable semi-annually in arrear on September 20 and March 20 of each year beginning on March 20, 2012. The 2014 Bonds will mature on September 22, 2014 unless previously redeemed or purchased and cancelled. The 2016 Bonds bear interest from and including September 20, 2011 at the rate of 4.250% per annum. Interest on the 2016 Bonds is payable semi-annually in arrear on September 20 and March 20 of each year beginning on March 20, 2012. The 2016 Bonds will mature on September 20, 2016 unless previously redeemed or purchased and cancelled. The net proceeds from the Bonds were advanced by Anstock Limited to ASESH AT in the form of an intercompany RMB loan for working capital and capital expenditure with maturity in September 2016.

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

As of December 31, 2013, we had outstanding long-term borrowings of NT$56,183.0 million (US$1,883.4 million). The interest rates in respect of most of these long-term borrowings are variable, and as of December 31, 2013 ranged between 0.90% and 7.20% per year.

We currently have two syndicated loan agreements outstanding. In June 2010, we entered into a NT$7,200.0 million and US$240.0 million five-year syndicated credit facility, for which Citibank Taiwan Limited acted as the agent bank, for the purpose of repaying certain bank loans, funding general operations and capital expenditure of the Company. The agreement for this facility contains covenants that require us to maintain certain financial ratios. As of December 31, 2013, NT$6,151.4 (US$206.2 million) was outstanding under this credit facility. This syndicated loan agreement contains undertakings and restrictive covenants relating to the maintenance of certain financial ratios including: (i) current ratio (current assets to current liabilities) of not less than 100%; (ii) leverage ratio (total liabilities to tangible net worth) of not higher than 180% as at June 30, 2010 and of not higher than 160% since the end of 2010; (iii) interest coverage ratio (EBITDA to interest expense) of not less than 280%; and (v) tangible net worth not less than NT$55,000.0 million. In July 2013, we entered into a US$400.0 million five-year syndicated credit facility, for which the Bank of Taiwan acted as the agent bank, for the purpose of funding the purchase of machinery and equipment at our facility and funding general operations. The agreement for this facility contains covenants that require us to maintain certain financial ratios. As of December 31, 2013, NT$3,874.6 (US$129.9 million) was outstanding under this credit facility. This syndicated loan agreement contains undertakings and restrictive covenants relating to the maintenance of certain financial ratios including: (i) current ratio (current assets to current liabilities) of not less than 100%; (ii) leverage ratio (total liabilities to tangible net worth) of not higher than 160%; (iii) interest coverage ratio (EBITDA to interest expense) of not less than 280%; and (iv) tangible net worth not less than NT$75,000.0 million.

In September 2013, we issued US$400.0 million aggregate principal amount of zero coupon convertible bonds due 2018. The bonds were offered to certain non-U.S. persons in compliance with Regulation S under the Securities Act. The initial conversion price was NT$33.085 per common share, subject to certain adjustments, determined on the basis of a fixed exchange rate of NT$29.956 = US$1.00 (which represents an approximately 31% conversion premium over the closing trading price of our common shares on August 28, 2013 of NT$25.20 per common share). The conversion price is subject to adjustment upon the occurrence of certain events. The conversion price was adjusted from NT$33.085 per common share to NT$33.05 per common share on September 24, 2013 due to the Capital Increase. The bonds will mature on September 5, 2018, unless previously repurchased or converted in accordance with their terms prior to such date. We used the net proceeds to fund procurement of raw materials from overseas. Please refer to note 20 of our consolidated financial statements included in this annual report for more information. As of December 31, 2013, the balance of the outstanding convertible bonds was US$400.0 million.

In December 2013, our board of directors has approved the irrevocable and unconditional guarantee for a convertible bond on an unsecured and unsubordinated basis to be privately placed by USI Enterprise Limited, USI’s subsidiary, subject to market conditions. The proposed privately placed convertible bonds to be issued by USI Enterprise Limited has a tentative placement size of aggregate principal amount of no more than US$500.0 million and five year maturity term.

We have in the past failed to comply with certain financial covenants in some of our loan agreements. Such non-compliance may also have, through broadly worded cross-default provisions, resulted in default under some of the agreements governing our other existing debt. In February 2010, we failed to comply with certain financial covenants in some of our loan agreements as a result of our acquisition of Universal Scientific in February 2010. As of December 31, 2013, we were not in breach of any of the financial covenants under our existing loan agreements. If we are unable to timely remedy any of our non-compliance under such loan agreements or obtain applicable waivers or amendments, we would breach our financial covenants and our financial condition would be adversely affected. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Restrictive covenants and broad default provisions in our existing debt agreements may materially restrict our operations as well as adversely affect our liquidity, financial condition and results of operations.”

Our contingent obligations consist of guarantees provided by us to our subsidiaries. As of December 31, 2013, we endorsed and guaranteed the bonds issued by our subsidiary, Anstock Limited, in the amount of RMB718.1 million (US$118.6 million). Other than such guarantees, we have no other contingent obligations.

We have made, and expect to continue to make, substantial capital expenditures in connection with the expansion of our production capacity. The table below sets forth our principal capital expenditures incurred for the periods indicated.

	Year Ended December 31,
	2012	2013
	NT$	NT$	US$
	(in millions)
Machinery and equipment	31,790.5	19,851.7	665.5
Building and improvements	7,102.6	7,192.4	241.1

We had commitments for capital expenditures of approximately US$277 million, including expenditures on machinery and buildings, as of December 31, 2013, primarily in connection with the expansion of our packaging and testing operations. We may adjust our capital expenditures based on market conditions, the progress of our expansion plans and cash flow from operations. In addition, due to the rapid changes in technology in the semiconductor industry, we frequently need to invest in new machinery and equipment, which may require us to raise additional capital. We cannot assure you that we will be able to raise additional capital should it become necessary on terms acceptable to us or at all. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—The packaging and testing businesses are capital intensive. If we cannot obtain additional capital when we need it, our growth prospects and future profitability may be adversely affected.”

We believe that our existing cash, marketable securities, expected cash flow from operations and existing credit lines under our loan facilities will be sufficient to meet our capital expenditures, working capital, cash obligations under our existing debt and lease arrangements, and other requirements for at least the next 12 months. We currently hold cash primarily in U.S. dollars, New Taiwan dollars, RMB, Japanese yen, Malaysian ringgit and Korean won. As of December 31, 2013, we had contractual obligations of NT$46,627.3 million (US$1,563.1 million) due in the next three years. We currently expect to meet our payment obligations through the expected cash flow from operations, long-term borrowings and the issuance of additional equity or equity-linked securities. We will continue to evaluate our capital structure and may decide from time to time to increase or decrease our financial leverage through equity offerings or borrowings. The issuance of additional equity or equity-linked securities may result in additional dilution to our shareholders.

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

We have, from time to time, entered into interest rate swap transactions to hedge our interest rate exposure. As of December 31, 2013, we had RMB240.0 million (US$39.6 million) outstanding in interest rate swap contracts for NT dollar which will mature in April 23, 2014. In addition, we have, from time to time, entered into forward exchange contracts, swap contracts, cross currency swap contracts and European foreign currency options contracts to hedge our existing assets and liabilities denominated in foreign currencies. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and note 9 and note 33 to our consolidated financial statements included in this annual report.

RESEARCH AND DEVELOPMENT

For 2012 and 2013, our research and development expenditures totaled approximately NT$7,872.4 million and NT$9,064.7 million (US$303.9 million), respectively. These expenditures represented approximately 4.1% of operating revenues in 2012 and 2013, respectively. We have historically expensed all research and development costs as incurred and none is currently capitalized. As of February 28, 2014, we employed 6,394 employees in research and development.

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

Testing

Our research and development efforts in the area of testing have focused primarily on developing advanced test solutions for customer requirement. These efforts include developing test software of logic/mixed-signal/RF/(2.5D/3D) module SiP /discrete semiconductors, characterization of semiconductors, layout design, electrical simulation for high frequency test board and developing software of parametric test data analysis. We work closely with our customers on the leading edge test technologies, such as 3D IC test and advanced probe test technology such as very fine pitch probe card. Our research and development operations also include an equipment development group, which currently designs testing hardware and software for specific semiconductors to offer our customers cost effective test solutions.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth the maturity of our contractual obligations as of December 31, 2013.

	Payments Due by Period
	Total	Under 1 Year	1 to 3 Years	3 to 5 Years	After 5 Years
	NT$	NT$	NT$	NT$	NT$
	(in millions)
Contractual Obligations:
Long-term debt(1)	59,598.7	12,695.1	30,540.6	16,363.0	-
Capital lease obligations(2)	12.6	9.2	3.4	-	-
Operating leases(3)	917.1	279.6	195.4	77.8	364.3
Purchase obligations(4)	4,421.6	4,421.6	-	-	-
Total(5)(6)(7)(8)	64,950.0	17,405.5	30,739.4	16,440.8	364.3

(1)	Includes long-term borrowings and bonds payable (before the deduction of unamortized arrangement fees, unamortized issuance cost and discounts on bonds payable) and interest payments.

(2)	Represents our commitments under property leases and imputed interest. These obligations are recorded on our consolidated balance sheets.

(3)
Represents our commitments under leases for land, machinery and equipment such as testers, and office buildings and equipment. See note 36 to our consolidated financial statements included in this annual report.

(4)
Represents unpaid commitments for construction. These commitments were not recorded on our consolidated balance sheets as of December 31, 2013. See note 36  to our consolidated financial statements included in this annual report. Total commitments for construction of buildings were approximately NT$5,195.0 million (US$174.2 million), of which NT$773.4 million (US$25.9 million) had been paid as of December 31, 2013.

(5)
Excludes non-binding commitments to purchase machinery and equipment of approximately NT$3,054.0 million (US$102.4 million), of which NT$517.9 million (US$17.4 million) had been paid as of December 31, 2013. See note 36  to our consolidated financial statements included in this annual report.

(6)
Excludes our unfunded defined benefit obligation since the schedule of payments is difficult to determine. Under defined benefit pension plans, we made pension contributions of approximately NT$470.6 million (US$15.8 million) in 2013, and we estimate that we will contribute approximately NT$376.7 million (US$12.6 million) in 2014. See note 22 to our consolidated financial statements included in this annual report.

(7)
Excludes uncertain tax liabilities. We recognized additional taxes payable of NT$94.8 million (US$3.2 million) and accrued interest and penalties of NT$13.3 million (US$0.4 million) related to uncertain tax positions as of or for the year ended December 31, 2013. Because we were unable to make a reasonable estimate of the timing of the tax audits, such balances were not included in the table.

(8)
Excludes the settlement with Tessera in the amount of US$30.0 million relating to allegations of patent infringement and breach of license agreements because the final settlement agreement has not yet been signed by the parties. See note 37 to our consolidated financial statements included in this annual report. See “Item 8. Financial Information – Legal Proceedings – Tessera Patents.”

Item 6. Directors, Senior Management and Employees

DIRECTORS AND SENIOR MANAGEMENT

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

Our board of directors established an audit committee on July 22, 2005 to satisfy the requirements of Rule 10A-3 under the Exchange Act. The audit committee is appointed by the board of directors and currently consists of our independent directors, Shen-Fu Yu and Ta-Lin Hsu, who are independent under Rule 10A-3 and financially literate with accounting or related financial management expertise. The audit committee has responsibility for, among other things, overseeing the qualifications, independence and performance of our independent auditors and the integrity of our financial statements.

Our board of directors established a compensation committee on September 29, 2011 pursuant to the ROC Securities Exchange Act. Under ROC securities regulations, a compensation committee should have at least one independent director who is considered independent under ROC securities regulations. Our compensation committee currently consists of Shen-Fu Yu, our independent director, Ta-Lin Hsu, our independent director, and Hsiao-Ying Ku. Our compensation committee meets at least twice a year. Our board of directors has adopted an compensation committee charter for our compensation committee. The compensation committee has responsibility for, among other things, setting forth and reviewing policies, systems, standards and structures regarding performance evaluation and compensation of the directors, supervisors and managerial personnel, and evaluating compensation of the directors, supervisors and managerial personnel.

The following table sets forth information regarding all of our directors as of February 28, 2014.

Name	Position	Director Since	Age	Other Significant Positions Held Outside of the ASE Group
Jason C.S. Chang(1)(2)	Director, Chairman and Chief Executive Officer	1984	69	None
Richard H.P. Chang(1)	Director, Vice Chairman and President	1984	67	Chairman, Sino Horizon Holdings Ltd.
Tien Wu(2)	Director and Chief Operating Officer	2003	56	None
Joseph Tung(2)	Director and Chief Financial Officer	1997	55	Independent director, Ta Chong Bank Ltd.
Raymond Lo(3)	Director and General Manager, Kaohsiung packaging facility	2006	59	None

Name	Position	Director Since	Age	Other Significant Positions Held Outside of the ASE Group
Jeffrey Chen(3)	Director and General Manager of Corporate Affairs and Strategy of China Region	2003	50	None
Rutherford Chang(4)	Director and General Manager of China Region	2009	34	None
Shen-Fu Yu	Independent Director	2009	69	Supervisor, Dynapack International Technology Corporation and independent director, Yulon Motor Co., Ltd.
Ta-Lin Hsu	Independent Director	2009	70	Chairman and founder, H&Q Asia Pacific

(1)	Jason C.S. Chang and Richard H.P. Chang are brothers.

(2)
Representative of ASE Enterprises, a company organized under the laws of Hong Kong, which held 17.03% of our outstanding common shares as of February 28, 2014. All of the outstanding shares of ASE Enterprises are held by a company organized under the laws of the British Virgin Islands in trust for the benefit of the family of our Chairman and Chief Executive Officer, Jason C.S. Chang, who is the sole shareholder and director of that company.

(3)	Representatives of J&R Holding Limited, a company organized under the laws of Bermuda, which held 0.60% of our outstanding common shares as of February 28, 2014.

(4)	Rutherford Chang is the son of Jason C.S. Chang

Supervisors

We currently have five supervisors, each serving a three-year term. The current supervisors began serving on June 22, 2012, and their terms will expire on June 21, 2015. The supervisors’ duties and powers include investigation of our business condition, inspection of our corporate records, verification and review of financial statements to be presented by our board of directors at shareholders’ meetings, convening of shareholders’ meetings under certain circumstances, representing us in negotiations with our directors and notification, when appropriate, to the board of directors to cease acting in contravention of any applicable law or regulation, our Articles of Incorporation or the resolutions of our shareholders’ meeting. Each supervisor is elected by our shareholders and cannot concurrently serve as a director, managerial officer or other staff member. In order to comply with the ROC securities regulations, we will replace our supervisors by our audit committee in 2015. According to ROC law, our audit committee will be required to be composed solely of independent directors who are considered independent under the ROC securities regulations. The number of such committee members shall not be less than three.

The following table sets forth information regarding all of our supervisors as of February 28, 2014.

Name	Position	Supervisor Since	Age	Other Significant Positions Held Outside of the ASE Group
David Pan(1)	Supervisor	2012	68	None
Chun-Che Lee (1)	Supervisor	2012	54	None
Tien-Szu Chen(1)	Supervisor	2006	52	None

Name	Position	Supervisor Since	Age	Other Significant Positions Held Outside of the ASE Group
Yen-Yi Tseng(1)	Supervisor	2000	72	Chairman, Hung Ching
Jerry Chang(2)	Supervisor	2009	36	None

(1)	Representative of Hung Ching.

(2)	Jerry Chang is the son of Richard H.P. Chang.

In accordance with ROC law, each of our directors and supervisors is elected either in his or her capacity as an individual or as an individual representative of a corporation or government. Persons designated to represent corporate or government shareholders as directors are typically nominated by such shareholders at the annual general meeting and may be replaced as representatives by such shareholders at will. Of the current directors and supervisors, three represent ASE Enterprises, two represent J&R Holding Limited and four represents Hung Ching. The remaining directors and supervisors serve in their capacity as individuals.

Audit Committee

For a discussion of our audit committee, see “—Directors and Senior Management— Directors.”

Executive Officers

The following table sets forth information regarding all of our executive officers as of February 28, 2014.

Name	Position	Years with the Company	Age
Jason C.S. Chang	Chairman and Chief Executive Officer	30	69
Richard H.P. Chang	Vice Chairman and President	30	67
Tien Wu	Chief Operating Officer	14	56
Joseph Tung	Chief Financial Officer	19	55
Raymond Lo	General Manager, ASE Test Taiwan; General Manager, Kaohsiung packaging facility	27	59
Rutherford Chang	General Manger, China Region	9	34
Chun-Che Lee	General Manager, ASE Shanghai	29	54
Ung Bae	General Manager, ASE Korea	14	57
Chih-Hsiao Chung	General Manager, ASE Japan	14	49
Chiu-Ming Cheng	General Manager, ASESH AT	23	53
Chih-An Hsu	General Manager, ASEKS	17	51
Yen-Chieh Tsao	General Manager, ASEWH	2	56
Shih-Kang Hsu	Chief Executive Officer, ASEN	13	48
Kwai Mun Lee	President, ASE South-East Asia operations	15	51
Lid Jian Chiou	General Manager, ASE Singapore Pte. Ltd.	10	57

Name	Position	Years with the Company	Age
Kenneth Hsiang	General Manger, ISE Labs	14	43
Samuel Liu	Chief Executive Officer, Universal Scientific	10	65
Cheng-Jung Wei	General Manager, Universal Scientific	26	50
Chen-Yen Wei	Chief Operating Officer, Universal Scientific; President, Universal Scientific (Shanghai)	34	59
Jack Hou	General Manager, Universal Global Scientific Industrial Co., Ltd.	20	57
Ta-I Lin	General Manager, USI Electronics (Shenzhen) Co., Ltd. and Universal Global Technology (Kunshan) Co., Ltd.	26	50
Hector Escobedo	General Manager, Universal Scientific Industrial De Mexico S.A. De C.V.	13	63

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

Jeffrey Chen has served as a director of ASE Inc. since June 2003 and General Manager of Corporate Affairs and Strategy of China Region. Prior to joining ASE Inc., he worked in the corporate banking department of Citibank, N.A. in Taipei and as a Vice President of corporate finance at Bankers Trust in Taipei. He holds a bachelor’s degree in finance and economics from Simon Fraser University in Canada and a master’s degree in business administration from the University of British Columbia in Canada.

Rutherford Chang has served as a director of ASE Inc. since June 2009 and General Manager of China Region of ASE Group since June 2010. He received a bachelor’s degree in psychology from Wesleyan University in Connecticut. He is the son of Jason C.S. Chang, our Chairman and Chief Executive Officer.

Shen-Fu Yu has served as an independent director of ASE Inc. since June 2009. He is also a supervisor of Dynapack International Technology Corporation and an independent director of Yulon Motor Co., Ltd. He worked in Deloitte & Touche Accounting Firm as a consultant from June 2003 to November 2006. He received a bachelor’s degree in Accounting in National Taiwan University and a master’s degree in Accounting from National ChengChi University.

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

Chun-Che Lee has served as a supervisor of ASE Inc. since June 2012. He has also served as General Manager of ASE Shanghai since July 2005, prior to which he was a vice president, director and manager of research and development at ASE Inc. since 1984. Mr. Lee holds a bachelor’s degree in aeronautic from Tamkung University of Taiwan.

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

Ung Bae has served as General Manager of ASE Korea since July 2008, after serving as Senior Vice President of ASE Korea since July 1999. Mr. Bae was Vice President of Motorola Korea, Limited before joining ASE Korea when we acquired Motorola Korea, Limited. He holds a degree in electronic engineering from the In-Ha university of Korea.

Chih-Hsiao Chung has served as General Manager of ASE Japan since March 2011. Mr. Chung has also managed the sales and marketing of ASE Japan region since April 2007. Before joining ASE Group, Mr. Chung was the Senior Manager of Sale and Marketing at Kimberly Clark Co., Taiwan. He holds a master’s degree in business administration from the University of Wisconsin-Madison.

Chiu-Ming Cheng has served as General Manager of ASESH AT since September 2012, after serving as Vice President of ASE’s Kaohsiung packaging facility since October 2004. Mr. Cheng holds a master’s degree in Public Policy from National Sun Yat-Sen University.

Chih-An Hsu has served as General Manager of ASEKS since July 2012, after serving as Vice President of ASE’s Chung-Li since July 2006. Mr. Hsu holds a bachelor’s degree in Industrial Engineering from National Tsing Hua University of Taiwan.

Yen-Chieh Tsao has served as General Manager of ASEWH since October 2013 after serving as Vice President of ASE’s Chung-Li since October 2011. Mr. Tsao was the Vice President of Motorola Electronics Taiwan Ltd. prior to joining ASE Group. He holds a bachelor’s degree in Physics from the Chinese Culture University in Taiwan.

Shih-Kang Hsu has served as Chief Executive Officer of ASEN since August 2010, after serving as Senior Vice President of ASE (U.S.) Inc. since June 2006. Mr. Hsu holds a master’s degree in Mechanical Engineering from Case Western Reserve University.

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

Lid Jian Chiou has served as General Manager of ASE Singapore Pte. Ltd. since September 2010 after serving as Senior Director of Operations since November 2003. Prior to that, he worked several years with Texas Instruments and Chartered Semiconductor. Mr Chiou holds a master’s degree in business administration from State University of New York.

Kenneth Hsiang has served as General Manager of ISE Labs since June 2004. Prior to joining ASE Inc., Mr. Hsiang worked in management positions within finance and strategic analysis in the healthcare and biotech industries in the San Francisco, California. He also worked for Price Waterhouse LLP as a Certified Public Accountant. Mr. Hsiang received a bachelor’s degrees in Economics & Rhetoric from the University of California at Berkeley.

Samuel Liu has served as Chief Executive Officer for Universal Scientific since October 2006. Mr. Liu has worked in the electronics industry for over 30 years in various technical and management roles. He holds a bachelor’s degree in electrical engineering from National Taiwan University and a doctorate degree in material science from Stanford University.

Cheng-Jung Wei has served as a director of Universal Scientific since May 2008, General Manager of Universal Scientific since April 2008 and Vice President of Computing & Vertical Solutions Business Unit of Universal Scientific since September 2004. He joined Universal Scientific as an engineer in July 1987. He holds a bachelor’s degree in electrical engineering from Chinese Culture University and a master’s degree in business administration from Tunghai University.

Chen-Yen Wei has served as Chief Operating Officer of Universal Scientific Industrial Co., Ltd. and President of Universal Scientific Shanghai since April 2008. He joined USI as an engineer in August 1979. He holds a bachelor’s degree in Communication Engineering from National Chiao Tung University.

Jack Hou has served as General Manager of Universal Global Scientific Industrial Co., Ltd. since January 2010 and Vice President of Automotive & Visual Product Devices Business Unit of Universal Scientific since April 2012. He joined USI as a section manager in February 1994. He holds a master’s degree in Biomedical Engineering from Ohio State University.

Ta-I Lin has served as General Manager of USI Electronics (Shenzhen) Co., Ltd. since December 2000 and General Manager of Universal Global Technology (Kunshan) Co., Ltd since August 2011. He joined USI as an engineer in August 1987. He holds a bachelor’s degree in Electrical Engineering from National Cheng Kung University and an Executive Master of Business Administration from Peking University.

Hector Escobedo has served as General Manager of Universal Scientific Industrial De Mexico S.A. De C.V. since January 2002. Mr. Escobedo has worked in the electronics industry for over 43 years in various technical and manufacturing management roles. He holds a bachelor’s degree in Electrical Engineering from the University of Texas at El Paso.

The business address of our directors, supervisors and executive officers is our registered office.

COMPENSATION

In 2013, we paid to our directors, supervisors and executive officers approximately NT$824.7 million (US$27.6 million) in cash remuneration. We did not pay any remuneration in kind to our directors, supervisors or executive officers in 2013. In 2013, we accrued pension costs of NT$4.8 million (US$0.2 million) for retirement benefits for our management. The remuneration of our independent directors is set at NT$2.0 million per person per year. In addition, according to our Articles of Incorporation, not more than 1% of our annual net earnings (after recovering any losses incurred in prior years and deducting the legal reserve and special reserve provisions, if any) may be distributed as bonuses to our directors. 7% to 11% of our annual net earnings (after recovering any losses incurred in prior years and deducting the legal reserve and special reserve provisions, if any) may be distributed as a bonus to employees, including executive officers.

We have not provided any loans to or guarantees for the benefit of any of our directors, supervisors or executive officers. For information regarding our pension and other retirement plans and those of our subsidiaries, see note 22 to our consolidated financial statements included in this annual report.

ASE Inc. Employee Bonus and Stock Option Plans

We award bonuses to employees of ASE Inc. and its subsidiaries who are located in Taiwan based on overall income and individual performance targets. Prior to 2009, these employees were eligible to receive bonuses in the form of our common shares valued at par. Beginning in 2009, employees are eligible to receive bonuses in the form of our common shares valued at the closing price (after adjustment with consideration of the effects on the share price, if any, brought by cash and stock dividends resolved at shareholders’ meetings) of our common shares on the day prior to our shareholders’ meeting. Actual amounts of bonuses to individual employees are determined based upon the employee meeting specified individual performance objectives. We granted aggregate values of NT$1,235.3 million and NT$1,147.2 million (US$38.5 million) as cash bonus to our employees in 2012 and 2013, respectively. In 2014, our directors have proposed a distribution of NT$1,587.3 million (US$53.2 million) in cash bonuses to our employees.

We currently maintain three option plans, adopted in 2004, 2007 and 2010. Pursuant to these plans, our full-time employees, including domestic and foreign subsidiaries, are eligible to receive stock option grants. Each option entitles the holder to purchase one ASE Inc. common share at a price equal to (for the 2002, 2004 and 2007 plans), or not less than (for the 2010 plan), the closing market price on the date of the option issuance, such exercise price being subject to retroactive adjustment in the event of certain capital transactions in subsequent periods. Each option is exercisable upon vesting for five years. Forty percent of the options originally granted vest upon the second anniversary of the grant date, and an additional 10% of the options originally granted vest every six months thereafter. Each option expires at the end of the tenth year following its grant date. The options are generally not transferable. As of December 31, 2013, a total of 159,968,000 options had been granted under the 2002 plan, 145,989,000 of which had expired with an original exercise price of NT$20.80 per share (finally adjusted to NT$5.5 per share) and 13,979,000 of which had expired with an original exercise price of NT$24.6 per share (finally adjusted to NT$7.4 per share). The 2002 plan expired in August 2013 and there were no outstanding unused shares issued under the 2002 plan as of December 31, 2013. As of December 31, 2013, a total of 139,917,000 options had been granted under the 2004 plan, 124,917,000 of which had an original exercise price of NT$26.60 per share (currently adjusted to NT$13.5 per share) and 15,000,000 of which had an original exercise price of NT$20.55 per share (currently adjusted to NT$11.1 per share). As of December 31, 2013, a total of 185,806,000 options had been granted under the 2007 plan. The original exercise price under the 2007 plan was NT$30.65 per share (currently adjusted to NT$21.1 per share). As of December 31, 2013, a total of 199,999,500 options had been granted under the 2010 plan, 187,719,500 of which had an original exercise price of NT$28.6 per share (currently adjusted to NT$20.4 per share) and 12,280,000 of which had an original exercise price of NT$28.75 per share (currently adjusted to NT$22.6 per share).

ASE Mauritius Inc. Share Option Plan

As of December 31, 2013, ASE Mauritius Inc. maintained one option plan adopted in 2007. Under this plan, certain employees of ASE Mauritius Inc. and the ASE Group are granted options to purchase ordinary shares of ASE Mauritius Inc. at an exercise price of US$1.7, which exercise price was determined by taking into account a fairness opinion rendered by an independent appraiser and was reviewed by our accountants. Each option is exercisable upon vesting for five years and expires after ten years. As of December 31, 2013, a total of 30,000,000 options had been granted under this plan with an exercise price of US$1.7.

USI Enterprise Limited Share Option Plans

USI Enterprise Limited maintains three option plans adopted in 2007, 2010 and 2011, under which certain employees of Universal Scientific and our employees were granted options to purchase common shares of USI Enterprise Limited. Each option under these three plans is exercisable upon vesting for five years and will expire after ten years. As of December 31, 2013, we had 17,484,500 options outstanding with an exercise price of US$1.53 per share, 8,761,000 options outstanding with an exercise price of US$2.42 per share and 8,693,000 options outstanding with an exercise price of US$2.94 per share under these three plans respectively.

Options to Participate in Capital Increase

In July 2013, the Board of Directors approved the Capital Increase and simultaneously granted options to employees to purchase 14,437,000 shares of such newly issued shares according to the ROC Company Law. Each option entitled the holder to subscribe for one of our common shares at a price of NT$26.1 per share. 12,477,000 of such options were exercised concurrent with the Capital Increase and 1,960,000 options were expired.

BOARD PRACTICES

General

For a discussion of the term of office of the board of directors, see “—Directors and Senior Management.” No benefits are payable to members of the board or the executive officers upon termination of their relationship with us.

Supervisors

Pursuant to ROC Securities Exchange Act, public companies can elect to establish an audit committee or have supervisors to perform duties described below. We currently have five supervisors, each serving a three-year term. The current supervisors began serving on June 22, 2012, and their terms will expire on June 21, 2015. In order to comply with the ROC securities regulations, we will replace our supervisors by our audit committee in 2015. The supervisors’ duties and powers include investigation of our business condition, inspection of our corporate records, verification and review of financial statements to be presented by our board of directors at shareholders’ meetings, convening of shareholders’ meetings under certain circumstances, representing us in negotiations with our directors and notification, when appropriate, to the board of directors to cease acting in contravention of any applicable law or regulation, our Articles of Incorporation or the resolutions of our shareholders’ meeting. See “—Directors and Senior Management— Supervisors.”

Compensation Committee

For a discussion of our compensation committee, see “—Directors and Senior Management— Directors.”

EMPLOYEES

The following table sets forth certain information concerning our employees as of the dates indicated.

	As of December 31,
	2011	2012	2013
Total	51,411	57,259	60,199
Function
Direct labor	28,598	32,196	33,794
Indirect labor (manufacturing)	12,771	14,158	14,518
Indirect labor (administration)	4,553	4,760	5,580
Research and development	5,489	6,145	6,307

	As of December 31,
	2011	2012	2013
Location
Taiwan	24,687	27,763	30,552
PRC	19,692	21,627	21,360
Korea	2,665	2,985	2,964
Malaysia	2,180	2,384	2,672
Japan	667	787	693
Singapore	822	1,023	1,068
United States	344	356	376
Others	354	334	514

The increase in our employee count in 2013 was primarily due to our business expansion.

Eligible employees may participate in our employee share bonus plan and stock option plans and our subsidiaries’ share option plans, such as the option plans adopted by ASE Mauritius and USI Enterprise Limited. See “—Compensation.”

We have never experienced a work stoppage caused by our employees. We believe that our relationship with our employees is good.

SHARE OWNERSHIP

The following table sets forth certain information with respect to our common shares and options exercisable for our common shares held by our directors, supervisors and executive officers as of February 28, 2014.

Director, Supervisor or Executive Officer	Number of ASE Inc. Common Shares Held	Percentage of Total ASE Inc. Common Shares Issued and Outstanding	Number of Options Exercisable(1)	Exercise Price of Options (NT$)	Expiration Date of Options
Jason C.S. Chang	83,070,931	1.07%	16,020,000	13.50~21.10	6/30/2014-5/6/2020
Richard H. P. Chang	104,414,941	1.34%	7,910,000	20.40~21.10	12/19/2017-5/6/2020
Tien Wu	3,853,386	0.05%	*	20.40~21.10	12/19/2017-5/6/2020
Joseph Tung	3,831,908	0.05%	*	13.50~21.10	6/30/2014-5/6/2020
Raymond Lo	2,565,643	0.03%	*	20.40~21.10	12/19/2017-5/6/2020
Jeffrey Chen	1,692,802	0.02%	*	20.40~21.10	12/19/2017-5/6/2020
Rutherford Chang	1,779,708	0.02%	*	20.40~21.10	12/19/2017-5/6/2020
Shen-Fu Yu	0	0.00%	-	-	-
Ta-Lin Hsu	0	0.00%	-	-	-
David Pan	1,018,229	0.01%	*	20.40~21.10	12/19/2017-5/6/2020
Chun-Che Lee	2,594,502	0.03%	*	13.50~21.10	6/30/2014-5/6/2020
Tien-Szu Chen	1,122,054	0.01%	*	20.40~21.10	12/19/2017-5/6/2020
Yen-Yi Tseng	96,894	0.00%	*	20.4	5/6/2020
Jerry Chang	829,860	0.01%	*	20.40~21.10	12/19/2017-5/6/2020
Ung Bae	0	0.00%	*	13.50~21.10	6/30/2014-5/6/2020
Chih-Hsiao Chung	62,230	0.00%	*	20.40~21.10	12/19/2017-5/6/2020

Director, Supervisor or Executive Officer	Number of ASE Inc. Common Shares Held	Percentage of Total ASE Inc. Common Shares Issued and Outstanding	Number of Options Exercisable(1)	Exercise Price of Options (NT$)	Expiration Date of Options
Chiu-Ming Cheng	254,047	0.00%	*	11.10~21.10	5/23/2015~5/6/2020
Chih-An Hsu	0	0.00%	*	20.40~21.10	12/19/2017-5/6/2020
Yen-Chieh Tsao	0	0.00%	-	-	-
Shih-Kang Hsu	390,688	0.01%	*	20.40~21.10	12/19/2017-5/6/2020
Kwai Mun Lee	0	0.00%	*	20.40~21.10	12/19/2017-5/6/2020
Lid Jian Chiou	0	0.00%	*	13.50~21.10	6/30/2014-5/6/2020
Kenneth Hsiang	155,000	0.00%	*	20.40~21.10	12/19/2017-5/6/2020
Samuel Liu	0	0.00%	*	20.4	5/6/2020
Cheng-Jung Wei	41,523	0.00%	-	-	-
Chen-Yen Wei	760,053	0.01%	-	-	-
Jack Hou	121,916	0.00%	-	-	-
Ta-I Lin	0	0.00%	-	-	-
Hector Escobedo	0	0.00%	-	-	-

(1)	Each option covers one of our common shares.

(2)
In addition to holding 1.07% of our common shares directly, Jason C.S. Chang is the sole shareholder and director of a company that holds all the outstanding shares of ASE Enterprises, which holds 17.03% of our common shares. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

*	The sum of the number of common shares held and the number of common shares issuable upon exercise of all options held is less than 1% of our total outstanding common shares.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth information known to us with respect to the beneficial ownership of our common shares, as of February 28, 2014, by each shareholder known by us to beneficially own more than 5% of our outstanding common shares and all directors, supervisors and executive officers as a group.

	Common Shares Beneficially Owned
Name of Shareholder or Group	Number,	Percentage
ASE Enterprises(1)	1,327,202,773	17.03%
Directors, supervisors and executive officers as a group(2)	1,668,151,144	21.40%

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

The following table sets forth information relating to our common shares held directly by our consolidated subsidiaries and our equity method investee as of February 28, 2014.

	Common Shares Beneficially Owned
Name of Shareholder	Number	Percentage
ASE Test(1)	88,200,472	1.13%
ASE Test Taiwan(2)	10,978,776	0.14%
J&R Holding Limited(3)	46,703,763	0.60%

	Common Shares Beneficially Owned
Name of Shareholder	Number	Percentage
Hung Ching(4)	85,588,293	1.10%

(1)
ASE Test is our wholly-owned subsidiary. ASE Test’s ownership of our common shares is the result of the merger of ASE Chung Li with and into us in August 2004, and subsequent dividends upon shares received in connection with this merger.

(2)
ASE Test Taiwan is our wholly-owned subsidiary. ASE Test Tawain’s ownership of our common shares is mainly the result of the merger of ASE Material with and into us in August 2004, and subsequent dividends upon shares received in connection with this merger.

(3)
J&R Holding Limited is our wholly-owned subsidiary. J&R Holding Limited’s ownership of our common shares is the result of the merger of ASE Chung Li with and into us in August 2004, and subsequent dividends upon shares received in connection with this merger.

(4)	As of February 28, 2014, we held 26.22% of the outstanding shares of Hung Ching.

In connection with the merger of ASE Chung Li and ASE Material with and into ASE Inc. in August 2004, ASE Test and ASE Test Taiwan established a trust to hold and dispose of 149,175,000 and 5,000,000 of our common shares that were issued to them respectively, upon completion of the merger. As a result, the trustee appointed under the trust agreement has become one of our shareholders until such common shares are sold. As of February 28, 2014, the total amount of our common shares held by the trust was 97,800,691. See “—Related Party Transactions.”

As of February 28, 2014, none of our major shareholders had voting rights different from those of our other shareholders. There were no significant changes in our major shareholders or significant changes in the percentage ownership of any of our major shareholders in 2011, 2012 and 2013.

As of February 28, 2014, a total of 7,795,123,746 common shares were outstanding. With certain limited exceptions, holders of common shares that are not ROC persons are required to hold their common shares through a brokerage account in the ROC. As of February 28, 2014, 501,851,655 common shares were registered in the name of a nominee of Citibank, N.A., the depositary under our ADS deposit agreement. Citibank, N.A., has advised us that, as of February 28, 2014, 100,370,060 ADSs, representing 501,850,300 common shares, were held of record by Cede & Co., and 270 ADSs, representing 1,350 common shares, were held by nine other U.S. persons. The remaining 5 common shares held by Citibank, N.A. for the Company are a result of fractional shares distributed during stock distributions on our common shares underlying the ADSs.

RELATED PARTY TRANSACTIONS

In recent years, we have awarded cash bonuses to the employees of our subsidiaries as part of their compensation, based in part on our consolidated net income and the subsidiaries’ contribution to our consolidated income. We expect to continue this practice in the future.

In order to comply with Singapore law and ROC Company Law, trusts organized under ROC law have been established to hold and dispose of our common shares issued to ASE Test and ASE Test Taiwan in connection with the merger of ASE Chung Li and ASE Material into our company in August 2004. Under Section 76(1)(b)(ii) of Singapore’s Companies Act, Chapter 50, ASE Test, a Singapore company, may not purport to acquire, directly or indirectly, shares or units of shares in our company, ASE Test’s parent company. Pursuant to the applicable trust agreements, the trustee under each trust is (1) the registered owner of our common shares, (2) authorized to exercise all of the rights as a shareholder of our common shares, (3) authorized to sell our common shares, subject to market conditions, when such common shares become available for resale under ROC law and in accordance with volume limitations under ROC law, at its sole discretion; provided such common shares are sold (i) in compliance with ROC laws and regulations, (ii) in an orderly manner in order to minimize the impact on the trading price of our common shares, and (iii) in a manner consistent with its fiduciary duties owed to ASE Test and (4) able to transfer and deliver to ASE Test or ASE Test Taiwan the proceeds from the sale of our common shares and any cash dividends distributed, as the case may be. In February 2010, to complete the tender offer to acquire Universal Scientific, ASE Test transferred 141,808,499 shares to the shareholders of Universal Scientific. Neither ASE Test nor ASE Test Taiwan have any rights with respect to our common shares held in trust pursuant to the applicable trust agreements other than the right to receive the proceeds from the sale of such common shares and cash dividends declared while the shares remain in trust. As of February 28, 2014, these trusts held 88,200,472 of our common shares issued to ASE Test and 9,600,219 of our common shares issued to ASE Test Taiwan.

We have historically provided promissory notes as guarantees to some of our subsidiaries. As of December 31, 2013, we endorsed and guaranteed the bonds issued by our subsidiary, Anstock Limited, in the amount of RMB718.1 million (US$118.6 million). Other than such guarantee, we have no other contingent obligations.

In 2011, Universal Scientific entered into contracts to transfer equipment, lands and buildings to its subsidiary UGTW for a total consideration of NT$883.8 million.

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

In May 2012, we and ASE Test Taiwan acquired the K12 factory-administration building in Nantze Export Processing Zone, Taiwan, from Hung Ching for a consideration of NT$1,429.7 million.

In December 2013, we acquired the K21 factory-administration building in Nantze Export Processing Zone, Taiwan, from Hung Ching for a consideration of NT$1,473.9 million (US$49.4 million).

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

Item 8. Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated financial statements are set forth under “Item 18. Financial Statements.”

Export Sales

We categorize our revenues geographically based on the country in which the customer is headquartered. Revenues from our export sales were NT$160,529.3 million and NT$188,585.3 million (US$6,322.0 million) in 2012 and 2013, respectively, which contributed 82.7% and 85.8% of our total sales volume for those periods, respectively. See “Item 4—Information on the Company— Business Overview—Sales and Marketing” for information on our export sales.

Legal Proceedings

Tessera Patents

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

On May 15, 2007, at Tessera’s request, the United States International Trade Commission, or the ITC, instituted an investigation, or ITC Investigation No. 605, of certain of ASE’s co-defendants and other companies, including certain of ASE’s customers, but not ASE and the other contract chip packagers that were included as defendants in the California case. On May 20, 2009, the ITC issued its final determination, finding infringement of both asserted patents by the accused semiconductor packages. The ITC’s determination was affirmed by the Court of Appeals for the Federal Circuit on December 21, 2010 and United States Supreme Court denied a petition for writ of certiorari on November 28, 2011.

On April 21, 2008, Tessera filed an ITC complaint against ASE and the other contract chip packagers that were included as defendants in the California case, and on May 21, 2008, the ITC instituted a new investigation against them, which involved three patents also asserted in the original California case, as well as one newly-asserted patent. On August 4, 2008, ASE, Inc., ASE (U.S.) Inc. and ASE Test Limited filed an action in the United States District Court for the Northern District of California against Tessera, Inc. seeking a declaratory judgment of non-infringement and invalidity of the patent newly asserted by Tessera in the ITC. On December 19, 2008, the court stayed the declaratory judgment action in response to a joint motion of the parties. On August 7, 2009, the ITC terminated the investigation in response to Tessera’s motion to terminate, without the issuance of an exclusion order or any other remedy.

On January 4, 2012, the court held a case management conference where the stay was lifted in both California district court cases -- the original 2006 case, and the 2008 declaratory judgment case. The 2008 declaratory judgment action was voluntarily dismissed shortly after the stay was lifted. Since the stay was lifted in the original 2006 case, Tessera has narrowed its infringement accusations by dropping three of the five originally-asserted patents. Moreover, ASE further narrowed the scope of the case by successfully moving for summary judgment against certain aspects of Tessera’s breach of license claim.

In February 2014, ASE reached an agreement in principle with Tessera to fully resolve the remaining California case, under which ASE would pay a total of US$30.0 million to Tessera beginning in 2015 and Tessera would dismiss all pending claims against ASE. The final settlement agreement has not yet been finalized, although we have fully recognized the settlement amount in the fourth quarter of 2013.

K7 Plant Wastewater Discharge

In January 2014, criminal charges for alleged violation of the ROC Waste Disposal Act were brought by the Kaohsiung District Prosecutors Office against us. According to the indictment, we are alleged to have discharged waste water from our K7 Plant's wafer-level process into the Houjin River which were not in compliance with the emission standards. While we are defending the proceedings vigorously, the ultimate outcome of the matter is uncertain, and the amount of possible loss, if any, is currently not estimable.

Dividends and Dividend Policy

We have historically paid dividends on our common shares with respect to the results of the preceding year following approval by our shareholders at the annual general meeting of shareholders. We have paid annual dividends on our common shares since 1989, except in 2002 and 2006 when we did not pay any dividend due to the losses we incurred in the 2001 and 2005 fiscal years, respectively. On April 8, 2014, our board of directors adopted resolutions to pay cash dividends of NT$1.3 per share based on the 7,812,311,846 shares registered as of March 30, 2014. This proposal is awaiting shareholders’ approval and the actual cash dividends per share will be adjusted by any fluctuations in the number of our shares due to, for example, the exercise of share options.

The following table sets forth the stock dividends paid during each of the years indicated and related information.

	Cash Dividends Per Common Share	Stock Dividends Per Common Share(1)	Total Common Shares Issued as Stock Dividends	Outstanding Common Shares on Record Date(2)	Percentage of Outstanding Common Shares Represented by Stock Dividends
	NT$	NT$
2006	–	–	–	4,592,508,620	–
2007	1.48	1.48	694,101,071	4,645,295,431	14.9%
2008	1.71	0.29	158,766,146	5,484,848,118	2.9%
2009	0.50	–	–	5,474,320,814	–
2010	0.36	1.00	549,497,078	5,500,216,994	10.0%

	Cash Dividends Per Common Share	Stock Dividends Per Common Share(1)	Total Common Shares Issued as Stock Dividends	Outstanding Common Shares on Record Date(2)	Percentage of Outstanding Common Shares Represented by Stock Dividends
	NT$	NT$
2011	0.65	1.15	695,735,660	6,055,261,112	11.5%
2012	0.65	1.40	931,599,554	6,659,893,672	14.0%
2013	1.05	–	–	7,611,579,786	–

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

In general, we are not permitted to distribute dividends or make other distributions to shareholders for any year where we did not record net income or retained earnings (excluding reserves). The ROC Company Law also requires that 10% of annual net income (less outstanding taxes and prior years’ losses, if any) be set aside as a legal reserve until the accumulated legal reserve equals our paid-in capital. In addition, our Articles of Incorporation require that before a dividend is paid pro rata out of our annual net income:

•
up to 1% of our annual net income (less prior years’ losses and legal and special reserves and the additions or deductions of the portion of retained earnings that belong to equity investment gains or losses that have been realized through other comprehensive income or losses measured at fair value, if any) should be paid to our directors and supervisors as compensation; and

•
between 7% and 11% of the annual net income (less prior years’ losses and legal and special reserves and the additions or deductions of the portion of retained earnings that belong to equity investment gains or losses that have been realized through other comprehensive income or losses measured at fair value, if any) should be paid to our employees as bonuses; the 7% portion is to be distributed to all employees in accordance with our employee bonus distribution rules, while any portion exceeding 7% is to be distributed in accordance with rules established by our board of directors to individual employees who have been recognized as having made special contributions to our company. Such employees include those of our subsidiaries.

Holders of ADSs will be entitled to receive dividends, subject to the terms of the deposit agreement, to the same extent as the holders of our common shares. Cash dividends will be paid to the depositary in NT dollars and, except as otherwise provided in the deposit agreement, will be converted by the depositary into U.S. dollars and paid to holders of ADSs according to the terms of the deposit agreement. Stock dividends will be distributed to the depositary and, except as otherwise provided in the deposit agreement, will be distributed by the depositary, in the form of additional ADSs, to holders of ADSs according to the terms of the deposit agreement.

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

Item 9. The Offer and Listing

OFFER AND LISTING DETAILS

Our common shares were first issued in March 1984 and have been listed on the Taiwan Stock Exchange since July 1989. The Taiwan Stock Exchange is an auction market where the securities traded are priced according to supply and demand through announced bid and ask prices. As of February 28, 2014, there were an aggregate of 7,795,123,746 of our common shares outstanding. The following table sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Taiwan Stock Exchange for our common shares and the high and low of the daily closing values of the Taiwan Stock Exchange Index. The closing price for our common shares on the Taiwan Stock Exchange on April 11, 2014 was NT$32.90 per share.

	Closing Price per Share		Adjusted Closing Price per Share(1)		Average Daily Trading Volume	Taiwan Stock Exchange Index
	High	Low	High	Low	(in thousands of shares)	High	Low
	NT$	NT$	NT$	NT$
2009	29.10	10.75	20.47	6.02	33,646	8,188.1	4,242.6
2010	35.50	21.95	25.80	15.14	32,137	8,972.5	7,071.7
2011	37.60	24.00	27.45	19.43	32,247	9,145.4	6,633.3
2012	31.10	20.15	25.66	17.68	24,667	8,144.0	6,894.7
First Quarter	31.10	25.50	25.66	20.75	31,048	8,144.0	6,952.2
Second Quarter	30.35	24.10	25.01	19.52	21,701	7,862.9	6,894.7
Third Quarter	26.00	22.00	22.35	17.68	25,832	7,781.9	6,970.7
Fourth Quarter	25.20	20.15	24.15	19.1	20,702	7,757.1	7,088.5
2013	30.65	23.60	30.65	22.55	24,598	8,623.4	7,616.6
First Quarter	26.80	23.60	25.75	22.55	21,873	8,038.7	7,616.6
Second Quarter	26.15	24.05	25.10	23.00	18,406	8,398.8	7,663.2
Third Quarter	28.50	24.25	28.50	23.45	22,200	8,299.1	7,814.4
Fourth Quarter	30.65	25.75	30.65	25.75	35,118	8,623.4	8,099.5
October	29.60	28.10	29.60	28.10	29,184	8,465.1	8,187.0
November	30.65	28.25	30.65	28.25	29,988	8,450.1	8,099.5
December	29.75	25.75	29.75	25.75	45,949	8,623.4	8,313.9
2014
First Quarter	33.80	26.80	33.80	26.80	28,492	8,849.3	8,264.5
January	29.10	26.80	29.10	26.80	26,237	8,625.3	8,462.6
February	30.00	27.00	30.00	27.00	28,584	8,639.6	8,264.5
March	33.80	29.55	33.80	29.55	30,351	8,849.3	8,554.5

	Closing Price per Share		Adjusted Closing Price per Share(1)		Average Daily Trading Volume	Taiwan Stock Exchange Index
	High	Low	High	Low	(in thousands of shares)	High	Low
	NT$	NT$	NT$	NT$
Second Quarter
April (through April 11)	33.70	32.90	33.70	32.90	26,842	8,948.1	8,873.2

(1)
As adjusted retroactively by the Taiwan Stock Exchange to give effect to stock dividends and cash dividends paid in the periods indicated. See “Item 8. Financial Information— Consolidated Statements and Other Financial Information— Dividends and Dividend Policy.”

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

Our ADSs have been listed on the New York Stock Exchange under the symbol “ASX” since September 26, 2000. The outstanding ADSs are identified by the CUSIP number 00756M404. As of February 28, 2014, a total of 100,370,330 ADSs were outstanding. The following table sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs and the highest and lowest of the daily closing values of the New York Stock Exchange Index. The closing price for our ADSs on the New York Stock Exchange on April 11, 2014 was US$5.51 per ADS.

	Closing Price per ADS		Adjusted Closing Price per ADS(1)		Average Daily Trading Volume	New York Stock Exchange Index
	High	Low	High	Low	(in thousands of ADSs)	High	Low
	US$	US$	US$	US$
2009	4.63	1.49	4.02	1.26	1,188	7,261.2	4,226.3
2010	5.82	3.39	5.11	2.98	867	7,964.0	6,434.8
2011	6.55	4.04	5.75	3.62	1,346	8,671.4	6,571.5
2012	5.27	3.54	4.72	3.24	1,065	8,516.4	7,285.5
First Quarter	5.27	4.37	4.72	3.91	1,404	8,297.5	7,557.7
Second Quarter	5.16	3.96	4.62	3.55	1,190	8,281.1	7,285.5
Third Quarter	4.26	3.63	3.81	3.25	918	8,458.9	7,590.6
Fourth Quarter	4.28	3.54	3.92	3.24	750	8,516.4	7,896.9
2013	5.35	3.91	5.35	3.58	746	10,400.3	8,604.4
First Quarter	4.63	3.92	4.24	3.59	766	9,128.0	8,604.4
Second Quarter	4.48	3.91	4.10	3.58	650	9,598.3	8,892.0
Third Quarter	4.78	3.99	4.78	3.66	677	9,887.9	9,135.1
Fourth Quarter	5.35	4.58	5.35	4.58	891	10,400.3	9,483.2
October	5.05	4.78	5.05	4.78	467	10,108.4	9,483.2
November	5.35	4.81	5.35	4.81	860	10,205.7	9,924.4
December	5.07	4.58	5.07	4.58	1,385	10,400.3	9,949.6

	Closing Price per ADS		Adjusted Closing Price per ADS(1)		Average Daily Trading Volume	New York Stock Exchange Index
	High	Low	High	Low	(in thousands of ADSs)	High	Low
	US$	US$	US$	US$
2014
First Quarter	5.55	4.45	5.55	4.45	731	10,527.8	9,741.6
January	4.91	4.50	4.91	4.50	748	10,385.4	9,962.9
February	5.03	4.45	5.03	4.45	475	10,425.9	9,741.6
March	5.55	4.96	5.55	4.96	944	10,527.8	10,285.1
Second Quarter
April (through April 11)	5.64	5.43	5.64	5.43	688	10,616.9	10,280.9

(1)	As adjusted retroactively to give effect to stock dividends paid in the periods indicated.

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

We were incorporated on March 23, 1984 as a company limited by shares under the ROC Company Law. Our authorized share capital registered with the Kaohsiung Export Processing Zones Administration was NT$95 billion, divided into 9,500 million common shares, 7,795,123,746 of which were outstanding as of February 28, 2014. Our authorized share capital under our Articles of Incorporation is NT$96 billion, divided into 9,600 million common shares. We do not have any equity in the form of preference shares or otherwise outstanding as of the date of this annual report.

With the approval of our board of directors and the FSC, we may grant stock options to our employees, provided that NT$8,000 million of our authorized capital (800 million common shares) is reserved for employee stock options and that the shares to be issued under any option plan shall not exceed 10% of our outstanding common shares and the total number of shares to be issued under all option plans shall not exceed 15% of our outstanding common shares. Unless otherwise approved by the shareholders' meeting, the exercise price of an option shall not be less than the closing price of our common shares on the Taiwan Stock Exchange on the grant date of the option. As of March 31, 2014, we had granted 685,690,500 options pursuant to employee stock option plans established on August 28, 2002, May 27, 2004, November 22, 2007 and April 20, 2010 to our full-time employees, including our domestic and foreign subsidiaries. The 2002 plan expired in August 2013 and there were no outstanding unused shares issued under the 2002 plan as of December 31, 2013. See “Item 6. Directors, Senior Management and Employees—Compensation—ASE Inc. Employee Bonus and Stock Option Plans.”

Directors

Our Articles of Incorporation provide that we are to have from seven to nine directors with tenures of three years who are elected at a shareholders’ meeting. In addition, two of our directors will be required to be independent directors. There is no minimum amount of shares necessary to stand for election to a directorship. Many of our directors are representatives appointed by corporate shareholders which appoint individual representatives. Re-elections are allowed. The board of directors has certain powers and duties, including devising operations strategy, proposing to distribute dividends or make up losses, proposing to increase or decrease capital, reviewing material internal rules and contracts, hiring and discharging the general manager, establishing and dissolving branch offices, reviewing budgets and financial statements and other duties and powers granted by or in accordance with the ROC Company Law, our Articles of Incorporation or shareholders resolutions.

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

Dividends and Distributions

In general, we are not permitted to distribute dividends or make other distributions to shareholders in any year in which we did not record net income or retained earnings (excluding reserves). The ROC Company Law also requires that 10% of annual net income (less prior years’ losses, if any) be set aside as a legal reserve until the accumulated legal reserve equals our paid-in capital. In addition, our Articles of Incorporation require that before a dividend is paid out of our annual net income:

•
up to 1% of our annual net income (less prior years’ losses and legal and special reserves and the additions or deductions of the portion of retained earnings that belong to equity investment gains or losses that have been realized through other comprehensive income or losses measured at fair value, if any) should be paid to our directors and supervisors as compensation; and

•
between 7% and 11% of the annual net income (less prior years’ losses and legal and special reserves and the additions or deductions of the portion of retained earnings that belong to equity investment gains or losses that have been realized through other comprehensive income or losses measured at fair value, if any) should be paid to our employees as bonuses. The 7% portion is to be distributed to all employees in accordance with our employee bonus distribution rules, while any portion exceeding 7% is to be distributed in accordance with rules established by our board of directors to individual employees who have been recognized as having made special contributions to our company. Such employees include those of our subsidiaries.

At the annual general  meeting of shareholders, our board of directors submits to the shareholders for their approval any proposal for the distribution of dividends or the making of any other distribution to shareholders from our net income for the preceding fiscal year. All common shares outstanding and fully paid as of the relevant record date are entitled to share equally in any dividend or other distribution so approved. Dividends may be distributed in cash, in the form of common shares or a combination of the two, as determined by the shareholders at the meeting. According to our Articles of Incorporation, we have a general policy that cash dividend distribution should not be lower than 30% of the total dividend amount and the remainder be distributed as stock dividends. See “Item 8. Financial Information— Consolidated Statements and Other Financial Information— Dividends and Dividend Policy.”

We are also permitted to make distributions to our shareholders in cash or in the form of common shares from reserves if we have no accumulated loss. However, the distribution payable out of our legal reserve can only come from the amount exceeding 25% of the total paid-in capital.

For information on the dividends we paid in recent years, see “Item 8. Financial Information— Consolidated Statements and Other Financial Information— Dividends and Dividend Policy.” For information as to ROC taxes on dividends and distributions, see “—Taxation—ROC Taxation—Dividends.”

Changes in Share Capital

Under ROC Company Law, any change in the authorized share capital of a company limited by shares requires an amendment to its Articles of Incorporation. In the case of a public company such as ourselves, we must also obtain the approval of, or submit a report to, the FSC and the Kaohsiung Export Processing Zone Administration. Authorized but unissued common shares may be issued, subject to applicable ROC law, upon terms as our board of directors may determine. Our authorized share capital registered with the Kaohsiung Export Processing Zones Administration was NT$95 billion, divided into 9,500 million common shares with a face value of NT$10 per share as of March 31, 2014. Our authorized share capital under our Articles of Incorporation is NT$96 billion, divided into 9,600 million common shares. There were 100 million common shares included in our authorized shares that are currently not registered with the Kaohsiung Export Processing Zones Administration. We will complete the registration with the Kaohsiung Export Processing Zones Administration if and when our total issued share capital equals or exceeds NT$95 billion.

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

In addition, in accordance with the ROC Securities and Exchange Law, a public company that intends to offer new shares for cash must offer to the public at least 10% of the shares to be sold, except under certain circumstances or when exempted by the FSC. This percentage can be increased by a resolution passed at a shareholders’ meeting, which would diminish the number of new shares subject to the preemptive rights of existing shareholders.

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

In general, a resolution can be adopted by the holders of at least a majority of our common shares represented at a shareholders’ meeting at which the holders of a majority of all issued and outstanding common shares are present. Under ROC Company Law, the approval by at least a majority of our common shares represented at a shareholders’ meeting in which a quorum of at least two-thirds of all issued and outstanding common shares are represented is required for major corporate actions, including:

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

Rights of Holders of Deposited Securities

Except as described below, holders of ADSs generally have no right under the deposit agreement to instruct the depositary to exercise the voting rights for our common shares represented by the ADSs. Instead, by accepting ADSs or any beneficial interest in ADSs, holders of ADSs are deemed to have authorized and directed the depositary to appoint our chairman or his designee to represent them at our shareholders’ meetings and to vote our common shares deposited with the custodian according to the terms of the deposit agreement.

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

If we have timely provided the depositary with the materials described in the deposit agreement and the depositary has not timely received instructions from holders of at least 51.0% of the outstanding ADSs to vote in the same direction regarding any resolution to be considered at the meeting, then, holders of ADSs will be deemed to have authorized and directed the depositary bank to give a discretionary proxy to our chairman or his designee to attend and vote at the meeting our common shares represented by the ADSs in any manner, our chairman or his designee may wish, which may not be in the interests of holders.

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

Register of Shareholders and Record Dates

Our share registrar, President Securities Corp., maintains our register of shareholders at its offices in Taipei, Taiwan. Under the ROC Company Law and our Articles of Incorporation, we may, by giving advance public notice, set a record date and close the register of shareholders for a specified period in order for us to determine the shareholders or pledgees that are entitled to rights pertaining to our common share. The specified period required is as follows:

•	annual general meeting—60 days;

•	extraordinary shareholders’ meeting—30 days; and

•	relevant record date—5 days.

Annual Financial Statements

At least ten days before the annual general meeting, our annual financial statements, which are prepared in conformity with Taiwan IFRS, must be available at our principal executive office in Kaohsiung, Taiwan for inspection by the shareholders.

Transfer of Common Shares

The transfer of common shares in registered form is effected by endorsement and delivery of the related share certificates but, in order to assert shareholders’ rights against us, the transferee must have his name and address registered on our register of shareholders. Shareholders are required to file their respective specimen seals, also known as chops, with us. Chops are official stamps widely used in Taiwan by individuals and other entities to authenticate the execution of official and commercial documents. The settlement of trading in our common shares is normally carried out on the book-entry system maintained by the Taiwan Depository & Clearing Corporation.

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

Transfer Restrictions

Substantial Shareholders

The ROC Securities and Exchange Law currently requires:

•
each director, supervisor, manager, or substantial shareholder (that is, a shareholder who holds more than 10% shares of a company), and their respective spouses, minor children or nominees, to report any change in that person’s shareholding to the issuer of the shares and the FSC; and

•
each director, supervisor, manager, or substantial shareholder, and their respective spouses, minor children or nominees, after acquiring the status of director, supervisor, manager, or substantial shareholder for a period of six months, to report his or her intent to transfer any shares on the Taiwan Stock Exchange to the FSC at least three days before the intended transfer, unless the number of shares to be transferred does not exceed 10,000 shares.

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

•
in any case, 5% of the average trading volume (number of shares) on the Taiwan Stock Exchange for the ten consecutive trading days preceding the reporting day on which the director, supervisor, manager or substantial shareholder reports the intended share transfer to the FSC.

These restrictions do not apply to sales or transfers of our ADSs.

MATERIAL CONTRACTS

Equity Purchase Agreement between Us and Shareholders of Yang Ting

On January 13, 2012, we entered into share purchase agreements with shareholders of Yang Ting in connection with the acquisition of 100.0% of Yang Ting, for a purchase price of NT$300.0 million. See “Item 4. Information on the Company—History and Development of the Company—Acquisition and Merger of Yang Ting” for more information.

Equity Purchase Agreement between ASESH AT and Shareholders of Wuxi Tongzhi

On May 27, 2013, we, through our subsidiary ASESH AT, entered into a share purchase agreement with the shareholder of Wuxi Tongzhi in connection with the acquisition of 100.0% of Wuxi Tongzhi, for a purchase price of NT$338.0 million (US$11.3 million). See “Item 4. Information on the Company—History and Development of the Company—Acquisition of Wuxi Tongzhi” for more information.

FOREIGN INVESTMENT IN THE ROC

Historically, foreign investment in the ROC securities market has been restricted. Since 1983, the ROC government has from time to time enacted legislation and adopted regulations to permit foreign investment in the ROC securities market.

On September 30, 2003, the Executive Yuan approved an amendment to the Regulations Governing Investment in Securities by Overseas Chinese and Foreign National, or the Regulations, which took effect on October 2, 2003. Pursuant to the Regulations, the FSC abolished the mechanism of the “qualified foreign institutional investors” and “general foreign investors” as stipulated in the Regulations before the amendment.

Under the Regulations, foreign investors (other than PRC persons) are classified as either “onshore foreign investors” or “offshore foreign investors” according to their respective geographical location. Both onshore and offshore foreign investors are allowed to invest in ROC securities after they register with the Taiwan Stock Exchange or the Taiwan Futures Exchange. The Regulations further classify foreign investors into foreign institutional investors and foreign individual investors. “Foreign institutional investors” refer to those investors incorporated and registered in accordance with foreign laws outside of the ROC (i.e., offshore foreign institutional investors) or their branches set up and recognized within the ROC (i.e., onshore foreign institutional investors). Offshore overseas Chinese and foreign individual investors may be subject to a maximum investment ceiling that will be separately determined by the FSC, after consultation with the Central Bank of the Republic of China (Taiwan). Currently, there is no maximum investment ceiling for offshore overseas Chinese and foreign individual investors. On the other hand, foreign institutional investors are not subject to any ceiling for investment in the ROC securities market.

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

Foreign investors (other than PRC persons) who wish to make (i) direct investments in the shares of ROC private companies or (ii) investment in 10% or more of the equity interest of a ROC company listed on the Taiwan Stock Exchange or the GreTai Securities Market in any single transaction, are required to submit a foreign investment approval application to the MOEAIC or other applicable government authority. The MOEAIC or such other government authority reviews each foreign investment approval application and approves or disapproves each application after consultation with other governmental agencies (such as the Central Bank of the Republic of China (Taiwan) and the FSC).

Under current ROC law, any non-ROC person possessing a foreign investment approval may remit capital for the approved investment and is entitled to repatriate annual net profits, interest and cash dividends attributable to the approved investment. Dividends attributable to such investment may be repatriated upon submitting certain required documents to the remitting bank, and investment capital and capital gains attributable to such investment may be repatriated after approvals of the MOEAIC or other government authorities have been obtained.

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

The FSC announced the Regulations Governing Mainland China Investors’ Securities Investments and Futures Trading in Taiwan (the “PRC Regulations”) on April 30, 2009. According to the PRC Regulations, a PRC qualified domestic institutional investor ("QDII") is allowed to invest in ROC securities (including less than 10% shareholding of a ROC company listed on the Taiwan Stock Exchange or the GreTai Securities Market) provided that the total investment amount of any QDII does not exceed US$500 million. The custodians of QDIIs must apply with the Taiwan Stock Exchange for the remittance amount for each QDII, which cannot exceed US$100 million, and QDII can only invest in ROC securities at an amount approved by the Taiwan Stock Exchange. In addition, QDIIs are currently prohibited from investing in certain industries, and their investment in any company of certain other industries is restricted to a certain percentage pursuant to a list promulgated by the FSC and amended from time to time. PRC investors other than QDII are prohibited from making investments in a ROC company listed on the Taiwan Stock Exchange or the GreTai Securities Market if the investment is less than 10% of the equity interest of such ROC company.

In addition to investments permitted under the PRC Regulations, PRC investors who wish to make (i) direct investment in the shares of ROC private companies or (ii) investments, individually or in the aggregate, in 10% or more of the equity interest of a ROC company listed on the Taiwan Stock Exchange or the GreTai Securities Market, are required to submit an investment approval application to the MOEAIC or other government authority. The MOEAIC or such other government authority reviews each investment approval application and approves or disapproves each application after consultation with other governmental agencies.

In addition to the general restriction against direct investment by PRC investors in securities of ROC companies, PRC investors may only invest in certain industries on the “positive list” promulgated by the Executive Yuan. Furthermore, a PRC investor who wishes to be elected as a ROC company’s director or supervisor shall submit an investment approval application to the MOEAIC or other government authority for approval.

EXCHANGE CONTROLS

ROC Exchange Controls

The ROC Foreign Exchange Control Law and regulations provide that all foreign exchange transactions must be executed by banks designated by the FSC and by the Central Bank of the Republic of China (Taiwan) to engage in such transactions. Current regulations favor trade-related or service-related foreign exchange transactions. Consequently, foreign currency earned from exports of merchandise and services may now be retained and used freely by exporters, and all foreign currency needed for the importation of merchandise and services may be purchased freely from the designated foreign exchange banks.

Apart from trade-related or service-related foreign exchange transactions, ROC companies and individual residents of the ROC reaching the age of 20 years old may, without foreign exchange approval, remit foreign currency of up to US$50 million (or its equivalent) and US$5 million (or its equivalent) to and from the ROC, respectively, in each calendar year. The above limits apply to remittances involving either a conversion of NT dollars into a foreign currency or a conversion of foreign currency into NT dollars. In addition, a requirement is also imposed on all enterprises to register medium- and long-term foreign debt with the Central Bank of the Republic of China (Taiwan).

In addition, foreign persons may, subject to specified requirements but without foreign exchange approval of the Central Bank of the Republic of China (Taiwan), remit to and from the ROC foreign currencies of up to US$100,000 (or its equivalent) per remittance if the required documentation is provided to the ROC authorities. The above limit applies to remittances involving either a conversion of NT dollars into a foreign currency or a conversion of foreign currency into NT dollars. The above limit does not, however, apply to the conversion of NT dollars into other currencies, including U.S. dollars, from the proceeds of a sale of any underlying shares withdrawn from a depositary receipt facility.

TAXATION

ROC Taxation

The following discussion describes the material ROC tax consequences of the ownership and disposition of our common shares or ADSs to a non-resident individual or non-resident entity that owns our common shares or ADSs (referred to here as a “non-ROC holder”). As used in the preceding sentence, a “non-resident individual” is a non-ROC national who owns our common shares or ADSs and is not physically present in the ROC for 183 days or more during any calendar year, and a “non-resident entity” is a corporation or a non-corporate body that owns our common shares or ADSs, is organized under the laws of a jurisdiction other than the ROC and has no fixed place of business or business agent in the ROC.

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

Distributions of stock dividends out of capital reserves will not be subject to withholding tax, except under limited circumstances.

Capital Gains

Under ROC law, capital gain realized upon the sale or other disposition of shares prior to January 1, 2013 is exempt from ROC income tax. Starting from January 1, 2013, non-resident entities remain exempt from income tax on capital gain realized upon the sale or other disposition of shares; however, non-resident individuals are subject to 15% income tax. The amount of capital gain is calculated by deducting cost and necessary expenses in respect of the shares transaction from revenues. Capital loss incurred from the sale or disposition of shares can be deducted from capital gains in the same calendar year when calculating the net capital gains and income tax liability, but cannot be carried forward to subsequent years. In addition, only 50% of the net capital gains will be subject to ROC income tax if the non-resident individual has directly held the underlying shares for one year or longer.

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

Subscription Rights

Distributions of statutory subscription rights for our common shares in compliance with the ROC Company Act are currently not subject to ROC tax. Sales of statutory subscription rights evidenced by securities are subject to securities transaction tax, currently at the rate of 0.3% of the gross amount received. Moreover, as advised under "Capital Gains" above, while non-resident entities are exempt from ROC income tax on capital gains from such sales, non-resident individuals are subject to ROC income tax at a flat rate of 15% on said capital gains. Proceeds derived from sales of statutory subscription rights which are not evidenced by securities are not subject to securities transaction tax but are subject to income tax at a fixed rate of 20% of the income if the seller is a non-ROC holder regardless of whether the non-ROC holder is an individual or entity. Subject to compliance with ROC law, we, in our sole discretion, may determine whether statutory subscription rights are evidenced by securities.

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

United States Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences of the ownership and disposition of our common shares or ADSs to those U.S. Holders described below who hold such common shares or ADSs as capital assets for U.S. federal income tax purposes. As used herein, a “U.S. Holder” is a beneficial owner of our common shares or ADSs that is for U.S. federal income tax purposes:

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

If an entity that is classified as a partnership for U.S. federal income tax purposes holds our common shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our common shares or ADSs and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of our common shares or ADSs.

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

Dividends

Distributions paid on our common shares or ADSs (other than certain pro rata distributions of our common shares to all shareholders, including holders of ADSs), including the amount of any ROC taxes withheld thereon, reduced by any credit against the withholding tax on account of the 10% retained earnings tax imposed on us, generally will constitute foreign-source dividend income to the extent paid out of our current or accumulated earnings and profits as determined in accordance with U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. The amount a U.S. Holder will be required to include in income for any dividend paid in NT dollars will be equal to the U.S. dollar value of the NT dollars paid, calculated by reference to the exchange rate in effect on the date the payment is received by the depositary (in the case of ADSs) or by a U.S. Holder (in the case of common shares), regardless of whether the payment is in fact converted into U.S. dollars on the date of receipt. If a U.S. Holder does not convert the amount of any dividend income received into U.S. dollars on the date of receipt and subsequently realizes gain or loss on a sale or other disposition of NT dollars, such gain or loss generally will be U.S.-source ordinary income or loss. The amount of any taxable distribution of property other than cash will be the fair market value of such property on the date of distribution. The amount of any dividend will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code.

Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, under current law, certain dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders are taxable at the preferential rates applicable to long-term capital gain. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the New York Stock Exchange, where our ADSs are traded. U.S. Holders should consult their tax advisers to determine whether these preferential rates may apply to dividends they receive and whether they are subject to any special rules that limit their ability to be taxed at these preferential rates.

Subject to applicable limitations and restrictions, some of which vary depending upon the U.S. Holder’s circumstances, and the discussion above regarding concerns expressed by the U.S. Treasury, the ROC taxes withheld from dividend distributions, reduced by any credit against the withholding tax which is paid by us on account of the 10% retained earnings tax, will be eligible for credit against the U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex and, therefore, U.S. Holders should consult their tax advisers regarding the availability of foreign tax credits in their particular circumstances. Instead of claiming a credit, U.S. Holders may, at their election, deduct such otherwise creditable ROC taxes in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

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

Capital Gains

A U.S. Holder generally will recognize U.S.-source capital gain or loss for U.S. federal income tax purposes on the sale or exchange of our common shares or ADSs, which will be long-term capital gain or loss if our common shares or ADSs were held by the U.S. Holder for more than one year. The amount of gain or loss will be equal to the difference between the U.S. Holder’s tax basis in our common shares or ADSs disposed of and the amount realized on disposition, in each case as determined in U.S. dollars. A U.S. Holder’s basis in its common shares or ADSs will generally equal the U.S. Holder’s cost of such common shares or ADSs. If a U.S. Holder receives our common shares or ADSs in a non-taxable pro rata distribution with respect to its ADSs or common shares (“new securities”), the basis of such new securities must be determined by allocating the basis of the common shares or ADSs with respect to which the new securities were issued (“old securities”) between the old securities and new securities in proportion to their fair market values on the date of distribution. U.S. Holders should consult their tax advisers about the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate taxpayers, and capital losses, the deductibility of which may be limited.

Passive Foreign Investment Company Rules

We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our 2013 taxable year. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year.

If we were treated as a PFIC for any taxable year during which a U.S. Holder held a common share or an ADS, certain adverse consequences could apply to that U.S. Holder. If we are a PFIC for any taxable year during which a U.S. Holder owned a common share or an ADS, such U.S. Holder will generally be required to file Internal Revenue Service Form 8281 with their annual U.S. federal income tax returns, subject to certain exceptions.

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

Interest Rate Risk.  Our exposure to interest rate risks relates primarily to our long-term floating rate loans, which is normally incurred to support our corporate activities and capital expenditures. See note 33 to our consolidated financial statements included in this annual report for details on interest rate sensitivity analysis.

We entered into several interest rate swap contracts to mitigate the interest rate risk on our long-term loans. In August 2008, we entered into a set of contracts in the amount of NT$12,000.0 million, all of which matured in March 2013. In February 2009, we entered into another set of contracts in the amount of NT$5,500.0 million, all of which matured in March 2013. The notional amounts as of December 31, 2012 for the two sets of interest rate swap contracts were NT$1,740.0 million and NT$797.5 million, respectively. Interest receipt and payment were based on a floating rate of 0.887% and fixed rates of 0.96% to 2.48% as of December 31, 2012. In April 2013, J&R Holding Limited entered into an interest rate swap contract in the amount of RMB240 million, which will mature in April 2014, with interest receipt based on a floating rate of 1.05% to 2.80% and payment based on a fixed rate of 2%. See note 9 to our consolidated financial statements for details of these contracts.

The fair value of these contracts as of December 31, 2013 was negative NT$3.3 million (US$0.1 million) and we recognized them as hedging derivative liabilities-current with an adjustment to shareholders’ equity.

The tables below set forth information relating to our significant obligations, including interest rate swap, short-term borrowings and long-term borrowings, including bank loans, capital lease obligations and bonds payable, that are sensitive to interest rate fluctuations as of December 31, 2013.

	Expected Maturity Date
	2014	2015	2016	2017	2018	Thereafter	Total	Fair Value
	(in millions, except percentage)
Interest Rate Swaps
Variable to Fixed (RMB)	240.0	–	–	–	–	–	240.0	(NT$3.3)
Average pay rate	2.00%	–	–	–	–	–	2.00%
Average receive rate	1.93%	–	–	–	–	–	1.93%

	Expected Maturity Date
	2014	2015	2016	2017	2018	Thereafter	Total	Fair Value
	(in millions, except percentages)
Short-term borrowings:
Variable rate (NT$)	4,870.0	–	–	–	–	–	4,870.0	4,870.0
Average interest rate	1.12%	–	–	–	–	–	1.12%
Variable rate (US$)	544.8	–	–	–	–	–	544.8	544.8
Average interest rate	1.45%	–	–	–	–	–	1.45%

	Expected Maturity Date
	2014	2015	2016	2017	2018	Thereafter	Total	Fair Value
	(in millions, except percentages)
Variable rate (RMB)	4,679.5	–	–	–	–	–	4,679.5	4,679.5
Average interest rate	4.67%	–	–	–	–	–	4.67%
Fixed rate (RMB)	54.5	–	–	–	–	–	54.5	54.5
Average interest rate	5.60%	–	–	–	–	–	5.60%
Variable rate (EUR)	8.0	–	–	–	–	–	8.0	8.0
Average interest rate	1.39%	–	–	–	–	–	1.39%
Variable rate (MYR)	4.3	–	–	–	–	–	4.3	4.3
Average interest rate	4.07%	–	–	–	–	–	4.07%

Long-term borrowings:
Variable rate (NT$)	5,176.0	6,125.2	1,160.0	733.3	533.3	–	13,727.8	13,727.8
Average interest rate	1.36%	1.65%	1.82%	2.11%	2.27%	–	1.61%
Fixed rate (NT$)	0.0	0.1	8,000.0	–	–	–	8,000.1	8,000.1
Average interest rate	10.59%	10.59%	1.45%	–	–	–	1.45%
Variable rate (US$)	203.4	300.0	76.0	52.0	52.0	–	683.4	683.4
Average interest rate	2.02%	2.31%	3.65%	5.12%	5.70%	–	2.85%
Fixed rate (US$)	0.3	20.1	–	–	400.0	–	420.4	420.4
Average interest rate	3.87%	2.52%	–	–	–	–	0.12%
Variable rate (RMB)	–	8.3	12.8	1.7	–	–	22.8	22.8
Average interest rate	–	6.21%	6.89%	7.36%	–	–	6.68%
Fixed rate (RMB)	150.0	22.6	500.0	–	–	–	672.6	672.6
Average interest rate	3.13%	6.15%	4.25%	–	–	–	4.06%

Foreign Currency Exchange Rate Risk. Our foreign currency exposure gives rise to market risk associated with exchange rate movements against the NT dollar, our functional currency. Currently, the majority of our revenues are denominated in U.S. dollars, with a portion denominated in NT dollars and Japanese yen. Our costs of revenues and operating expenses are incurred in several currencies, primarily in NT dollars, U.S. dollars, RMB, Japanese yen, Korean won, as well as, to a lesser extent, Singapore dollars and Malaysian ringgit. In addition, a substantial portion of our capital expenditures, primarily for the purchase of packaging and testing equipment, has been, and is expected to continue to be, denominated primarily in U.S. dollars with the remainder in Japanese yen. The majority of our borrowings are denominated in NT dollars, U.S. dollars and RMB. Fluctuations in exchange rates, primarily among the U.S. dollar against the NT dollar, RMB and the Japanese yen, will affect our costs and operating margins and could result in exchange losses and increased costs in NT dollar and other local currency terms. See note 33 to our consolidated financial statements included in this annual report for details on foreign currency exchange rate sensitivity analysis.

Despite hedging and mitigating techniques implemented by us, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations. We recorded net foreign exchange gains of

NT$965.4 million and net foreign exchange losses of NT$276.2 (US$9.3 million) in 2012 and 2013, respectively. In 2012 and 2013, the average exchange rate of the NT dollar to the U.S. dollar was 29.47 and 29.73, respectively, calculated based on the statistical release by the Federal Reserve Board. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign currency exchange rates, we utilize currency forward contracts and swap contracts from time to time to reduce the impact of foreign currency fluctuations on our results of operations. Our policy is to account for these contracts on a mark-to-market rate basis.

The table below sets forth our outstanding forward exchange contracts and swap contracts, for which the expected maturity dates are in 2014, in aggregate terms by type of contract as of December 31, 2013.

Forward Exchange Contracts and Swap Contracts

	Forward Exchange Contracts	Swap Contracts

Buy US$ against NT$
Notional Amount	US$10.0 million	US$1,075.0 million
Weighted Average Strike Price	US$/NT$ 29.437	US$/NT$ 29.495
Fair Value	US$0.107 million	US$5.538 million

Sell US$ against NT$
Notional Amount	US$51.0 million	US$46.5 million
Weighted Average Strike Price	US$/NT$ 29.833	US$/NT$ 29.632
Fair Value	US$0.063 million	Negative US$0.238 million

Sell US$ against RMB
Notional Amount	US$88.2 million	US$60.0 million
Weighted Average Strike Price	US$/RMB6.088	US$/RMB6.136
Fair Value	Negative US$0.292 million	US$0.624 million

Sell US$ against JP¥
Notional Amount	US$29.0 million	US$54.0 million
Weighted Average Strike Price	US$/JP¥ 103.763	US$/JP¥ 102.844
Fair Value	Negative US$0.376 million	Negative US$1.058 million

	Forward Exchange Contracts	Swap Contracts

Sell US$ against MYR
Notional Amount	US$8.5 million	–
Weighted Average Strike Price	US$/MYR 3.236	–
Fair Value	Negative US$0.120 million	–

Sell US$ against SGD
Notional Amount	US$9.5 million	–
Weighted Average Strike Price	US$/SGD 1.249	–
Fair Value	Negative US$0.114 million	–

Sell US$ against KRW
Notional Amount	US$4.0 million	–
Weighted Average Strike Price	US$/KRW 1,063.250	–
Fair Value	US$0.024 million	–

Other Market Risk.  Our exposure to other market risk relates primarily to our investments in publicly-traded stock, private-placement shares and bonds, open-end mutual funds and limited partnership interests. The value of these investments may fluctuate based on various factors including prevailing market conditions. Moreover, the fair value of investments in unlisted securities may be significantly different from their carrying value. As of December 31, 2013, our investments in publicly-traded stock, open-end mutual funds and private-placement bonds classified as financial assets held for trading were NT$306.1 million (US$10.3 million). As of December 31, 2013, our investments classified as available-for-sale financial assets were NT$3,517.3 million (US$117.9 million), primarily consisting of publicly-traded stock, open-end mutual funds and limited partnership interests. If the fair values of these investments fluctuate by 1%, our profit before income tax will increase or decrease by approximately NT$3.1 million (US$0.1 million) for the same period, and our other comprehensive before income tax  will increase or decrease by approximately NT$35.0 million (US$1.2 million) for the same period. In addition, we were also exposed to our share price risk through conversion option, redemption option and put option of convertible bonds recognized as financial liabilities held for trading. If our share price increased, the aggregate carrying amount of these options would have increased and profit before income tax for the year ended December 31, 2013 would have decreased, respectively. Furthermore, fluctuations in gold prices may also affect the price at which we have been able to purchase gold wire. How this will impact the results of our operations depends on whether such costs can be transferred onto our customers.

Item 12. Description of Securities Other Than Equity Securities

DEBT SECURITIES

Not applicable.

WARRANTS AND RIGHTS

Not applicable.

OTHER SECURITIES

Not applicable.

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

Depositary Payments

In 2013, we received US$31,337.4 from Citibank, N.A., the depositary bank for our ADR programs. The table below sets forth details of the amount we received from Citibank, N.A.

Depositary Payments
Reimbursement of proxy process expenses	US$	12,882.4
Reimbursement of ADR holders identification expenses	US$	17,288.5
Reimbursement of legal fees	US$	900.0
Reimbursement of listing fees	US$	266.5
Direct reimbursement	US$	0.0
Net payment received by us(1)	US$	31,337.4

(1)	net of U.S. withholding tax.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

As of December 31, 2013, we, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15(d)-15(e) under the Exchange Act. Our management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective for recording, processing, summarizing and reporting, within the time periods specified in the SEC’s rules and forms, information required to be disclosed in the reports we file or submit under the Exchange Act, and for accumulating and communicating such information to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2013. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (1992).

Based on this assessment, management concluded that, as of December 31, 2013, our internal control over financial reporting is effective based on those criteria.

Our independent registered public accounting firm, Deloitte & Touche, independently assessed the effectiveness of our internal control over financial reporting. Deloitte & Touche has issued an attestation report, which is included below.

Report of the Independent Registered Public Accounting Firm

To:  the Board of Directors and Shareholders of Advanced Semiconductor Engineering, Inc.

We have audited the internal control over financial reporting of Advanced Semiconductor Engineering, Inc. and its subsidiaries (the “Company”) as of December 31, 2013, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended December 31, 2013 and our report dated April 8, 2014 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the convenience translation of New Taiwan dollar amounts into U.S. dollar amounts.

/s/ Deloitte & Touche
Taipei, Taiwan
The Republic of China
April 8, 2014

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

	For the Year Ended December 31,
	2012	2013
	NT$	NT$	US$
	(in thousands)
Audit fees(1)	151,981.7	140,876.7	4,722.7
Audit-related fees(2)	-	8,049.4	269.8
Tax fees(3)	12,044.0	13,409.8	449.5
All other fees(4)	583.5	5,077.0	170.2
Total	164,609.2	167,412.9	5,612.2

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

(2)
Audit-related fees consist of assurance and related services by Deloitte & Touche that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under Audit Fees. The service for the fees disclosed under this category relate to cash capital increase and bonds offering.

(3)
Tax fees consist of professional services rendered by Deloitte & Touche for tax compliance and tax advice. The services for the fees disclosed under this category include tax return preparation and technical tax advice.

(4)	Other fees primarily consist of risk management advisory fee and agreed-upon procedures as required by the ROC government for capital investments in the PRC.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

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

In addition to any requirement of Rule 10A-3(b)(1), all compensation committee members must satisfy the independence requirements for independent directors set out in the NYSE listing standards.
Our compensation committee members satisfy the independence requirements of Rule 10A-3 under the Exchange Act. We do not assess the independence of our compensation committee member under the independence requirements of the NYSE listing standards but adopt the independence standard as promulgated under ROC Securities and Exchange Act.

Audit committee
Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.
We have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act. Pursuant to the ROC Securities and Exchange Act, public companies shall either establish an audit committee or install supervisors provided that the FSC may, after considering the scale, business nature of a public company and other essential conditions, require the company to establish an audit committee in place of its supervisor. According the ruling issued by the FSC on February 20, 2013 (the “FSC Ruling”), we are required to retain an audit committee no later than the expiration of the term of the current directors and supervisors. We currently have supervisors and shall replace our supervisors by establishing an audit committee no later than the expiration of the term of our current directors and supervisors in accordance with the FSC Ruling.

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

We comply with the corresponding requirements of the ROC Company Law, the ROC Securities and Exchange Law, and the ROC Criteria Governing the Offering and Issuance of Securities by Securities Issuers, which require shareholders’ approval for the distribution of employee bonuses, while the board of directors has authority to approve employee stock option plans by a majority vote of the board of directors at a meeting where at least two-thirds of all directors are present and to grant options to employees pursuant to such plans provided that shareholders' approval is required if the exercise price of an option would be less than the closing price of the common shares on the Taiwan Stock Exchange on the grant date of the option, subject to the approval of the Securities and Futures Bureau of the FSC, and to approve treasury stock programs and the transfer of shares to employees under such programs by a majority vote of the board of directors in a meeting where at least two-thirds of all directors are present.

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

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

The Company has elected to provide financial statements for fiscal year 2013 and the related information pursuant to Item 18.

Item 18. Financial Statements

Reference is made to pages F-1 to F-94 of this annual report.

The consolidated financial statements of the Company and the report thereon by its independent registered public accounting firm listed below are attached hereto as follows:

(a)	Report of Independent Registered Public Accounting Firm of the Company dated April 8, 2014 (page F-1).

(b)	Consolidated Balance Sheets of the Company and subsidiaries as of January 1, 2012, December 31, 2012 and 2013 (page F-2 to F-3).

(c)	Consolidated Statements of Comprehensive Income of the Company and subsidiaries for the years ended December 31, 2012 and 2013 (page F-4 to F-5).

(d)	Consolidated Statements of Changes in Equity of the Company and subsidiaries for the years ended December 31, 2012 and 2013 (page F-6).

(e)	Consolidated Statements of Cash Flows of the Company and subsidiaries for the years ended December 31, 2012 and 2013 (pages F-7 to F-8).

(f)	Notes to Consolidated Financial Statements of the Company and subsidiaries (pages F-9 to F-94).

Item 19. Exhibits

1.	Articles of Incorporation of the Registrant (English translation of Chinese).

2.	(a)
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

(b)
Letter Agreement dated as of February 1, 2001 by and between ASE Inc. and Citibank N.A., as depositary for the sole purpose of accommodating the surrender of ASE Inc.’s Rule 144A Global Depositary Shares, the issuance of American Depositary Shares and the delivery of American Depositary Receipts in the context of the termination of ASE Inc.’s Rule 144A Depositary Receipts Facility (incorporated by reference to Exhibit (b)(i) to our registration statement on Post-Effective Amendment No. 1 to Form F-6 (File No. 333-108834) filed on April 3, 2006).

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

Date: April 17, 2014

Advanced Semiconductor Engineering,
Inc. and Subsidiaries

Consolidated Financial Statements as of
December 31, 2012 and 2013 and for the
Years Ended December 31, 2012 and 2013 and
Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Advanced Semiconductor Engineering, Inc.

We have audited the accompanying consolidated balance sheets of Advanced Semiconductor Engineering, Inc. (a corporation incorporated under the laws of the Republic of China) and its subsidiaries (collectively, the “Group”) as of January 1, 2012, December 31, 2012 and 2013, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2012 and 2013, all expressed in New Taiwan dollars.  These consolidated financial statements are the responsibility of the Group’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of January 1, 2012, December 31, 2012 and 2013, and its consolidated financial performance and consolidated cash flows for the years ended December 31, 2012 and 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 4 to the consolidated financial statements.  Such U.S. dollar amounts are presented solely for the convenience of the readers.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 8, 2014 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte & Touche
Taipei, Taiwan
Republic of China

April 8, 2014

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Amounts in Thousands)

	January 1, 2012	December 31, 2012	December 31, 2013
ASSETS	NT$	NT$	NT$	US$ (Note 4)

CURRENT ASSETS
Cash and cash equivalents (Notes 4 and 6)	$23,967,045	$19,993,516	$45,026,371	$1,509,432
Financial assets at fair value through profit or loss - current (Notes 4, 5 and 7)	706,755	4,035,000	2,764,269	92,667
Available-for-sale financial assets - current (Notes 4 and 8)	48,794	48,266	2,376,970	79,684
Debt investments with no active market - current (Notes 4 and 10)	90,825	87,120	-	-
Trade receivables, net (Notes 4 and 11)	30,599,119	37,423,491	43,235,573	1,449,399
Other receivables (Note 4)	693,016	384,613	422,345	14,158
Current tax assets (Notes 4 and 25)	101,631	243,675	150,596	5,048
Inventories (Notes 4, 5 and 12)	13,920,757	15,171,042	16,281,236	545,801
Inventories related to real estate business (Notes 4, 5, 13, 24 and 35)	16,149,498	16,902,018	18,589,255	623,173
Other financial assets - current (Notes 4 and 35)	501,363	318,885	278,375	9,332
Other current assets	2,348,483	2,887,951	3,051,492	102,296

Total current assets	89,127,286	97,495,577	132,176,482	4,430,990

NON-CURRENT ASSETS
Available-for-sale financial assets - non-current (Notes 4 and 8)	1,066,368	1,096,709	1,140,329	38,228
Investments accounted for using the equity method (Notes 4 and 14)	1,105,725	1,171,089	1,205,158	40,401
Property, plant and equipment (Notes 4, 5, 15, 24, 35 and 36)	112,996,056	127,197,774	131,497,331	4,408,224
Goodwill (Notes 4, 5 and 16)	10,374,501	10,306,823	10,347,820	346,893
Other intangible assets (Notes 4, 5, 17 and 24)	2,559,493	2,054,446	1,605,824	53,833
Deferred tax assets (Notes 4, 5 and 25)	3,637,421	3,745,096	3,684,702	123,523
Other financial assets - non-current (Notes 4 and 35)	317,957	286,160	354,993	11,901
Long-term prepayments for lease (Note 18)	3,420,700	4,164,062	4,072,281	136,516
Other non-current assets	356,834	204,854	637,163	21,360

Total non-current assets	135,835,055	150,227,013	154,545,601	5,180,879

TOTAL	$224,962,341	$247,722,590	$286,722,083	$9,611,869

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Amounts in Thousands)

	January 1, 2012	December 31, 2012	December 31, 2013
LIABILITIES AND EQUITY	NT$	NT$	NT$	US$ (Note 4)

CURRENT LIABILITIES
Short-term borrowings (Note 19)	$22,965,133	$36,884,926	$44,618,195	$1,495,749
Financial liabilities at fair value through profit or loss - current (Notes 4, 5 and 7)	134,274	467,148	1,853,304	62,129
Derivative financial liabilities for hedging - current (Notes 4, 5 and 9)	-	4,524	3,310	111
Trade payables	21,191,923	24,226,701	28,988,976	971,806
Other payables (Note 21)	15,635,861	15,692,194	14,758,553	494,755
Current tax liabilities (Notes 4 and 25)	3,405,021	3,813,148	4,225,390	141,649
Advance real estate receipts (Note 4)	47,667	167,017	19,248	645
Current portion of bonds payable (Notes 4 and 20)	-	-	731,438	24,520
Current portion of long-term borrowings (Notes 19 and 35)	3,418,799	3,167,050	5,276,206	176,876
Other current liabilities	1,090,792	1,274,263	1,585,177	53,140

Total current liabilities	67,889,470	85,696,971	102,059,797	3,421,380

NON-CURRENT LIABILITIES
Derivative financial liabilities for hedging - non-current (Notes 4, 5 and 9)	58,279	-	-	-
Bonds payable (Notes 4 and 20)	10,876,538	10,804,551	20,582,567	689,996
Long-term borrowings (Notes 19 and 35)	39,266,414	33,783,165	29,580,659	991,641
Deferred tax liabilities (Notes 4, 5 and 25)	1,377,278	1,806,903	2,663,767	89,298
Long-term payables(Note 37)	-	-	894,150	29,975
Accrued pension liabilities (Notes 4, 5 and 22)	5,000,479	5,264,006	4,545,960	152,396
Other non-current liabilities	702,904	546,562	651,171	21,829

Total non-current liabilities	57,281,892	52,205,187	58,918,274	1,975,135

Total liabilities	125,171,362	137,902,158	160,978,071	5,396,515

EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY (Notes 4 and 23)
Share capital	67,571,325	76,047,667	78,180,258	2,620,860
Capital surplus	3,976,014	5,274,634	7,921,375	265,551
Retained earnings
Legal reserve	6,039,239	7,411,835	8,720,971	292,356
Special reserve	1,272,417	-	3,663,930	122,827
Unappropriated earnings	23,915,690	22,398,409	25,190,778	844,478
Total retained earnings	31,227,346	29,810,244	37,575,679	1,259,661
Other equity	235,088	(2,858,749)	(102,554)	(3,438)
Treasury shares	(4,731,741)	(1,959,107)	(1,959,107)	(65,676)

Equity attributable to owners of the Company	98,278,032	106,314,689	121,615,651	4,076,958

NON-CONTROLLING INTERESTS (Notes 4 and 23)	1,512,947	3,505,743	4,128,361	138,396

Total equity	99,790,979	109,820,432	125,744,012	4,215,354

TOTAL	$224,962,341	$247,722,590	$286,722,083	$9,611,869
(Concluded)
The accompanying notes are an integral part of the consolidated financial statements.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Amounts in Thousands Except Earnings Per Share)

	For the Years Ended December 31
	2012	2013
	NT$	NT$	US$ (Note 4)

OPERATING REVENUES (Note 4)	$193,972,392	$219,862,446	$7,370,514

OPERATING COSTS (Notes 12, 22 and 24)	157,342,744	177,040,435	5,934,979

GROSS PROFIT	36,629,648	42,822,011	1,435,535

OPERATING EXPENSES (Notes 22 and 24)
Selling and marketing expenses	2,766,880	2,982,789	99,993
General and administrative expenses	8,283,264	8,712,862	292,084
Research and development expenses	7,872,422	9,064,712	303,879

Total operating expenses	18,922,566	20,760,363	695,956

Other income and expenses (Notes 24 and 37)	83,192	(1,348,246)	(45,198)

PROFIT FROM OPERATIONS	17,790,274	20,713,402	694,381

NON-OPERATING INCOME AND EXPENSES
Other income (Note 24)	553,088	493,884	16,557
Other gains and losses (Note 24)	244,830	447,886	15,015
Finance costs (Note 24)	(2,042,544)	(2,307,455)	(77,354)
Share of the profit of associates (Note 4)	63,076	22,039	739

Total non-operating income and expenses	(1,181,550)	(1,343,646)	(45,043)

PROFIT BEFORE INCOME TAX	16,608,724	19,369,756	649,338

INCOME TAX EXPENSE (Notes 4, 5 and 25)	2,960,426	3,499,595	117,318

PROFIT FOR THE YEAR	13,648,298	15,870,161	532,020

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	(818,546)	412,225	13,819
Income tax relating to items that will not be reclassified subsequently	140,880	(66,706)	(2,236)
	(677,666)	345,519	11,583
(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Amounts in Thousands Except Earnings Per Share)

	For the Years Ended December 31
	2012	2013
	NT$	NT$	US$ (Note 4)

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	$(3,269,623)	$2,817,268	$94,444
Unrealized gain on available-for-sale financial assets	16,539	14,839	497
Cash flow hedges	53,755	1,245	42
Share of other comprehensive income of associates	55,401	55,183	1,850
Income tax relating to items that may be reclassified subsequently	(9,138)	(769)	(26)
	(3,153,066)	2,887,766	96,807

Other comprehensive income (loss) for the year, net of income tax	(3,830,732)	3,233,285	108,390

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	$9,817,566	$19,103,446	$640,410

PROFIT FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company	$13,191,617	$15,404,505	$516,410
Non-controlling interests	456,681	465,656	15,610

	$13,648,298	$15,870,161	$532,020

TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company	$9,420,363	$18,509,604	$620,503
Non-controlling interests	397,203	593,842	19,907

	$9,817,566	$19,103,446	$640,410

EARNINGS PER SHARE (Note 26)
Basic	$1.77	$2.05	$0.07
Diluted	$1.73	$1.99	$0.07

EARNINGS PER AMERICAN DEPOSIT SHARE (“ADS”)
Basic	$8.86	$10.26	$0.34
Diluted	$8.65	$9.96	$0.33
(Concluded)
The accompanying notes are an integral part of the consolidated financial statements.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Amounts in Thousands)

	Equity Attributable to Owners of the Company
								Other Equity
	Share Capital			Retained Earnings				Exchange Differences	Unrealized Gain on
	Shares							on Translating	Available for-sale	Cash				Non-
	(In Thousands)	Amounts	Capital Surplus	Legal Reserve	Special Reserve	Unappropriated Earnings	Total	Foreign Operations	Financial Assets	Flow Hedges	Total	Treasury Shares	Total	controlling Interests	Total Equity

BALANCE AT JANUARY 1, 2012	6,755,707	$67,571,325	$3,976,014	$6,039,239	$1,272,417	$23,915,690	$31,227,346	$-	$283,460	$(48,372)	$235,088	$(4,731,741)	$98,278,032	$1,512,947	$99,790,979

Profit for the year ended December 31, 2012	-	-	-	-	-	13,191,617	13,191,617	-	-	-	-	-	13,191,617	456,681	13,648,298

Other comprehensive income (loss) for the year ended December 31, 2012, net of income tax	-	-	-	-	-	(677,417)	(677,417)	(3,210,248)	71,794	44,617	(3,093,837)	-	(3,771,254)	(59,478)	(3,830,732)

Total comprehensive income (loss) for the year ended December 31, 2012	-	-	-	-	-	12,514,200	12,514,200	(3,210,248)	71,794	44,617	(3,093,837)	-	9,420,363	397,203	9,817,566

Appropriation of 2011 earnings
Legal reserve	-	-	-	1,372,596	-	(1,372,596)	-	-	-	-	-	-	-	-	-
Special reserve	-	-	-	-	(1,272,417)	1,272,417	-	-	-	-	-	-	-	-	-
Cash dividends distributed by the Company	-	-	-	-	-	(4,325,284)	(4,325,284)	-	-	-	-	-	(4,325,284)	-	(4,325,284)
Share dividends distributed by the Company	931,600	9,315,995	-	-	-	(9,315,995)	(9,315,995)	-	-	-	-	-	-	-	-

	931,600	9,315,995	-	1,372,596	(1,272,417)	(13,741,458)	(13,641,279)	-	-	-	-	-	(4,325,284)	-	(4,325,284)

Cash dividends distributed by subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	(22,799)	(22,799)

Cancel of treasury shares	(105,475)	(1,054,750)	(1,427,861)	-	-	(290,023)	(290,023)	-	-	-	-	2,772,634	-	-	-

Issue of dividends received by subsidiaries from the parent company	-	-	83,117	-	-	-	-	-	-	-	-	-	83,117	-	83,117

Changes in capital surplus from investments in associates accounted for using the equity method	-	-	1,790	-	-	-	-	-	-	-	-	-	1,790	-	1,790

Partial disposal of interests in subsidiaries and additional acquisition of partially-owned subsidiaries (Notes 23 and 29)	-	-	2,178,714	-	-	-	-	-	-	-	-	-	2,178,714	1,443,198	3,621,912

Issue of ordinary shares under employee share options	20,460	215,097	462,860	-	-	-	-	-	-	-	-	-	677,957	175,194	853,151

BALANCE AT DECEMBER 31, 2012	7,602,292	76,047,667	5,274,634	7,411,835	-	22,398,409	29,810,244	(3,210,248)	355,254	(3,755)	(2,858,749)	(1,959,107)	106,314,689	3,505,743	109,820,432

Special reserve under Rule No. 1010012865 issued by the Financial Supervisory Commission (Note 23)	-	-	-	-	3,353,938	(3,353,938)	-	-	-	-	-	-	-	-	-

Profit for the year ended December 31, 2013	-	-	-	-	-	15,404,505	15,404,505	-	-	-	-	-	15,404,505	465,656	15,870,161

Other comprehensive income for the year ended December 31, 2013, net of income tax	-	-	-	-	-	348,904	348,904	2,684,727	70,992	476	2,756,195	-	3,105,099	128,186	3,233,285

Total comprehensive income for the year ended December 31, 2013	-	-	-	-	-	15,753,409	15,753,409	2,684,727	70,992	476	2,756,195	-	18,509,604	593,842	19,103,446

Issue of ordinary shares for cash (Note 23)	130,000	1,300,000	2,093,000	-	-	-	-	-	-	-	-	-	3,393,000	-	3,393,000

Appropriation of 2012 earnings
Legal reserve	-	-	-	1,309,136	-	(1,309,136)	-	-	-	-	-	-	-	-	-
Special reserve	-	-	-	-	309,992	(309,992)	-	-	-	-	-	-	-	-	-
Cash dividends distributed by the Company	-	-	-	-	-	(7,987,974)	(7,987,974)	-	-	-	-	-	(7,987,974)	-	(7,987,974)

	-	-	-	1,309,136	309,992	(9,607,102)	(7,987,974)	-	-	-	-	-	(7,987,974)	-	(7,987,974)

Cash dividends distributed by subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	(99,597)	(99,597)

Issue of dividends received by subsidiaries from the parent company	-	-	153,097	-	-	-	-	-	-	-	-	-	153,097	-	153,097

Partial disposal of interests in subsidiaries and additional acquisition of partially-owned subsidiaries (Notes 23 and 29)	-	-	(330)	-	-	-	-	-	-	-	-	-	(330)	27,826	27,496

Changes in capital surplus from investments in associates accounted for using the equity method	-	-	1,457	-	-	-	-	-	-	-	-	-	1,457	-	1,457

Issue of ordinary shares under employee share options	55,535	832,591	399,517	-	-	-	-	-	-	-	-	-	1,232,108	100,547	1,332,655

BALANCE AT DECEMBER 31, 2013	7,787,827	$78,180,258	$7,921,375	$8,720,971	$3,663,930	$25,190,778	$37,575,679	$(525,521)	$426,246	$(3,279)	$(102,554)	$(1,959,107)	$121,615,651	$4,128,361	$125,744,012

US. DOLLARS (Note 4)
BALANCE AT DECEMBER 31, 2013	7,787,827	$2,620,860	$265,551	$292,356	$122,827	$844,478	$1,259,661	$(17,617)	$14,289	$(110)	$(3,438)	$(65,676)	$4,076,958	$138,396	$4,215,354
The accompanying notes are an integral part of the consolidated financial statements.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

	For the Years Ended December 31
	2012	2013
	NT$	NT$	US$ (Note 4)

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax	$16,608,724	$19,369,756	$649,338
Adjustments for:
Depreciation expense	22,473,857	24,696,607	827,912
Amortization expense	962,022	774,304	25,957
Net (gains) losses on fair value change of financial assets and liabilities at fair value through profit or loss	717,664	(795,359)	(26,663)
Interest expense	2,004,315	2,257,144	75,667
Interest income	(322,197)	(212,801)	(7,134)
Dividend income	(66,129)	(131,449)	(4,407)
Compensation cost of employee share options	537,461	260,801	8,743
Share of profit of associates	(63,076)	(22,039)	(739)
Impairment loss recognized on financial assets	23,693	196,325	6,581
Impairment loss recognized on non-financial assets	592,972	949,015	31,814
Compensation cost for the settlement of legal claims	-	894,150	29,975
Others	(263,456)	451,240	15,127
Changes in operating assets and liabilities
Financial assets held for trading	871,970	1,122,280	37,623
Trade receivables	(6,683,680)	(5,767,254)	(193,337)
Other receivables	252,044	(6,540)	(219)
Inventories	(2,434,715)	(3,241,115)	(108,653)
Other current assets	(543,304)	(108,425)	(3,635)
Financial liabilities held for trading	(805,635)	(1,011,975)	(33,925)
Trade payables	2,992,599	4,722,462	158,313
Other payables	(96,222)	1,068,223	35,810
Other current liabilities	738,146	2,796	94
Other operating activities items	(695,839)	(191,631)	(6,424)
	36,801,214	45,276,515	1,517,818
Interest received	337,819	182,164	6,107
Dividend received	121,033	176,058	5,902
Interest paid	(2,140,357)	(2,200,143)	(73,756)
Income tax paid	(2,081,690)	(2,138,639)	(71,694)

Net cash generated from operating activities	33,038,019	41,295,955	1,384,377

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of financial assets designated as at fair value through profit or loss	(11,624,529)	(53,135,894)	(1,781,290)
Proceeds from disposal of financial assets designated as at fair value through profit or loss	7,788,016	55,032,536	1,844,872
Purchase of available-for-sale financial assets	(891,233)	(3,474,152)	(116,465)
(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

	For the Years Ended December 31
	2012	2013
	NT$	NT$	US$ (Note 4)

Proceeds on sale of available-for-sale financial assets	$824,343	$1,093,408	$36,655
Cash received from return of capital by available-for-sale financial assets	34,598	27,368	917
Purchase of held-to-maturity financial assets	-	(88,169)	(2,956)
Proceeds on sale of held-to-maturity financial assets	-	73,716	2,471
Net cash outflow on acquisition of subsidiaries	(261,607)	(250,387)	(8,394)
Payments for property, plant and equipment	(39,029,496)	(29,142,719)	(976,960)
Proceeds from disposal of property, plant and equipment	484,800	351,546	11,785
Payments for intangible assets	(445,951)	(313,110)	(10,496)
Proceeds from disposal of intangible assets	4,309	-	-
Decrease in other financial assets	217,468	4,513	151
Increase in other non-current assets	(918,566)	(104,499)	(3,503)

Net cash used in investing activities	(43,817,848)	(29,925,843)	(1,003,213)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	13,919,793	7,051,874	236,402
Proceeds from issue of convertible bonds	-	11,900,051	398,929
Proceeds from long-term borrowings	13,840,778	28,715,694	962,645
Repayment of long-term borrowings	(18,969,491)	(31,382,333)	(1,052,039)
Dividends paid	(4,242,167)	(7,834,877)	(262,651)
Proceeds from issue of ordinary shares	-	3,393,000	113,745
Proceeds from exercise of employee share options	315,690	1,071,854	35,932
Increase (decrease) in non-controlling interests	3,602,439	(72,101)	(2,417)
Other financing activities items	(11,287)	(48,291)	(1,620)

Net cash generated from financing activities	8,455,755	12,794,871	428,926

EFFECTS OF EXCHANGE RATE CHANGES ON THE BALANCE OF CASH AND CASH EQUIVALENTS HELD IN FOREIGN CURRENCIES	(1,649,455)	867,872	29,094

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(3,973,529)	25,032,855	839,184

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	23,967,045	19,993,516	670,248

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$19,993,516	$45,026,371	$1,509,432
(Concluded)
The accompanying notes are an integral part of the consolidated financial statements.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2013
(Amounts in Thousands, Unless Stated Otherwise)

1.	GENERAL INFORMATION

Advanced Semiconductor Engineering, Inc. (the “Company”), a corporation incorporated under the laws of Republic of China (the “ROC”), and its subsidiaries (collectively referred to as the “Group”) offer a comprehensive range of semiconductors packaging, testing, and electronic manufacturing services (“EMS”).

The Company’s ordinary shares have been listed on the Taiwan Stock Exchange (the “TSE”) under the symbol “2311”.  Since September 2000, the ordinary shares of the Company have been traded on the New York Stock Exchange (the “NYSE”) under the symbol “ASX” in the form of American Depositary Shares (“ADS”). Its subsidiary, Universal Scientific Industrial (Shanghai) Co., Ltd, have been listed on the Shanghai Stock Exchange (the “SSE”) under the symbol “601231”.

The functional currency of the Company and the reporting currency of the consolidated financial statements are both New Taiwan dollar (NT$).

2.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were authorized for issue by the management on April 8, 2014.

3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRSs) AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD (IASB)

The consolidated financial statements are the first IFRSs annual consolidated financial statements prepared for the year ended December 31, 2013.  Prior to 2013, the Group prepared and reported its consolidated financial statements in accordance with accounting principles generally accepted in the ROC.  The Group’s date of transition to IFRSs is January 1, 2012 (the “Transition Date”) and the effect of the transition to IFRSs is disclosed in Note 41.

a.	New and revised or amended standards and interpretations in issue but not yet effective

The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective:

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note)

IFRS 9	Financial Instruments	Tentatively determined as January 1, 2018
Amendments to IFRS 9 and IFRS 7	Mandatory Effective Date and Transition Disclosures	Tentatively determined as January 1, 2018
Amendments to IFRS 10, IFRS 12 and IAS 27	Investment Entities	January 1, 2014
IFRS 14	Regulatory Deferral Accounts	January 1, 2016
Amendment to IAS 19	Defined Benefit Plans: Employee Contributions	July 1, 2014
(Continued)

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note)

Amendment to IAS 32	Offsetting of Financial Assets and Financial Liabilities	January 1, 2014
Amendments to IAS 36	Impairment of Assets: Recoverable Amount Disclosures for Non-Financial Assets	January 1, 2014
Amendment to IAS 39	Novation of Derivatives and Continuation of Hedge Accounting	January 1, 2014
IFRIC 21	Levies	January 1, 2014
IFRSs (Amendments)	Annual Improvements to IFRSs: 2010-2012 Cycle	July 1, 2014 or transactions on or after July 1, 2014
IFRSs (Amendments)	Annual Improvements to IFRSs: 2011-2013 Cycle	July 1, 2014
(Concluded)

Note :	The aforementioned new, revised or amended standards or interpretations are effective for annual period beginning on or after the effective dates, unless specified otherwise.

b.	Significant changes in accounting policy resulted from new, revised and amended standards and interpretations in issue but not yet effective

Except for the following, the Group believes that the adoption of aforementioned new, revised and amended standards or interpretations will not have a material effect on the Group’s accounting policies.

IFRS 9 “Financial Instruments”

Recognition and measurement of financial assets

With regards to financial assets, all recognized financial assets that are within the scope of IAS 39 “Financial Instruments:  Recognition and Measurement” to be subsequently measured at amortized cost or fair value.  Specifically, financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods.  All other financial assets are measured at their fair values at the balance sheet date.  However, the Group may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in profit or loss.

Hedge accounting

The main changes in hedge accounting amended the application requirements for hedge accounting to better reflect the entity’s risk management activities.  Compared with IAS 39, the main changes include: (1) enhancing types of transactions eligible for hedge accounting, specifically broadening the risk eligible for hedge accounting of non-financial items; (2) changing the way hedging derivative instruments are accounted for to reduce profit or loss volatility; and (3) replacing retrospective effectiveness assessment with the principle of economic relationship between the hedging instrument and the hedged item.

The management anticipates that the application of IFRS 9 in the future may have a significant impact on amounts reported in respect of the Group’s financial assets.  However, it is not practicable to provide a reasonable estimate of the effect of IFRS 9 until a detailed review has been completed.

Amendments to IAS 36 “Recoverable Amount Disclosures for Non-Financial Assets”

In issuing IFRS 13 “Fair Value Measurement”, the IASB made consequential amendments to the disclosure requirements in IAS 36 “Impairment of Assets”, introducing a requirement to disclose in every reporting period the recoverable amount of an asset or each cash-generating unit.  The amendments clarify that such disclosure of recoverable amounts is required only when an impairment loss has been recognized or reversed during the period.  Furthermore, the Group is required to disclose the discount rate used in measurements of the recoverable amount based on fair value less costs of disposal measured using a present value technique.

Annual Improvements to IFRSs:  2010-2012 Cycle

Several standards including IFRS 2 “Share-Based Payment”, IFRS 3 “Business Combinations” and IFRS 8 “Operating Segments” were amended in these annual improvements.

The amended IFRS 2 changes the definitions of ‘vesting condition’ and ‘market condition’ and adds definitions for “performance condition” and “service condition”.  The amendment clarifies that a performance target can be based on the operations (i.e. a non-market condition) of the Group or another entity in the same group or the market price of the equity instruments of the Group or another entity in the Group (i.e. a market condition); that a performance target can relate either to the performance of the Group as a whole or to some part of it (e.g. a division); and that the period for achieving a performance condition must not extend beyond the end of the related service period.  In addition, a share market index target is not a performance condition because it not only reflects the performance of the Group, but also of other entities outside the Group.

IFRS 3 was amended to clarify that contingent consideration should be measured at fair value, irrespective of whether the contingent consideration is a financial instrument within the scope of IFRS 9 or IAS 39.  Changes in fair value should be recognized in profit or loss.

The amended IFRS 8 requires an entity to disclose the judgments made by management in applying the aggregation criteria to operating segments, including a description of the operating segments aggregated and the economic indicators assessed in determining whether the operating segments have “similar economic characteristics”.  The amendment also clarifies that a reconciliation of the total of the reportable segments’ assets to the entity’s assets should only be provided if the segments’ assets are regularly provided to the chief operating decision-maker.

IFRS 13 was amended to clarify that the issuance of IFRS 13 did not remove the ability to measure short-term receivables and payables with no stated interest rate at their invoice amounts without discounting, if the effect of not discounting is immaterial.

IAS 24 was amended to clarify that a management entity providing key management personnel services to the Group is a related party of the Group.  Consequently, the Group is required to disclose as related party transactions the amounts incurred for the service paid or payable to the management entity for the provision of key management personnel services.  However, disclosure of the components of such compensation is not required.

Annual Improvements to IFRSs:  2011-2013 Cycle

Several standards including IFRS 3, IFRS 13 and IAS 40 “Investment Property” were amended in this annual improvement.

The scope in IFRS 13 of the portfolio exception for measuring the fair value of a group of financial assets and financial liabilities on a net basis was amended to clarify that it includes all contracts that are within the scope of, and accounted for in accordance with, IAS 39 or IFRS 9, even if those contracts do not meet the definitions of financial assets or financial liabilities within IAS 32.

c.	The impact of the application of the IFRSs in issue but not yet effective on the Group’s consolidated financial statements is as follows:

As of the date the consolidated financial statements were authorized for issue, the Group is continuingly assessing the possible impact that the application of the above New IFRSs will have on the Group's financial position and financial performance, and will disclose the relevant impact when the assessment is complete.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Statement of Compliance

The consolidated financial statements have been prepared in accordance with IFRSs as issued by IASB.

b.	Basis of Preparation

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments that are measured at fair value.  Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

The opening consolidated balance sheets at the Transition Date were prepared in accordance with IFRS 1 “First-Time Adoption of International Financial Reporting Standards”.  The applicable IFRSs have been applied retrospectively by the Group except for some aspects where other IFRSs prohibit retrospective application and specified areas where IFRS 1 grants limited exemptions from the requirements of other IFRSs.  For the exemptions that the Group elected, refer to Note 41 to the consolidated financial statements.

c.	Classification of Current and Non-current Assets and Liabilities

Current assets include cash and cash equivalents and those assets held primarily for trading purposes or to be realized within twelve months after the balance sheet date, unless the asset is to be used for an exchange or to settle a liability, or otherwise remains restricted, at more than twelve months after the balance sheet date.  Property, plant and equipment, intangible assets, other than assets classified as current are classified as non-current.  Current liabilities are obligations incurred for trading purposes or to be settled within twelve months after the balance sheet date and liabilities that do not have an unconditional right to defer settlement for at least twelve months after the balance sheet date.  Liabilities that are not classified as current are classified as non-current.

For the Group’s real estate business, whose operating cycle is longer than one year, the length of the operating cycle is the basis for classifying the Group’s real estate related assets and liabilities as current or non-current.

d.	Basis of Consolidation

1)	Principles for preparing consolidated financial statements

The consolidated financial statements incorporate the financial statements of the Company and the entities controlled by the Company (i.e. its subsidiaries).  Control is achieved when the Company:

—	has power over the investee;

—	is exposed, or has rights, to variable returns from its involvement with the investee; and

—	has the ability to use its power to affect its returns.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Group has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally.  The Group considers all relevant facts and circumstances in assessing whether or not the Group's voting rights in an investee are sufficient to give it power, including:

—	the size of the Group's holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

—	potential voting rights held by the Group, other vote holders or other parties;

—	rights arising from other contractual arrangements; and

—
any additional facts and circumstances that indicate that the Group has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders' meetings.

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control over the subsidiary. Specifically, income and expenses of subsidiaries acquired or disposed of during the period are included in the consolidated statement of comprehensive income from the effective date of acquisition or up to the effective date of disposal, as appropriate.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by the Company.

All intra-group transactions, balances, income and expenses are eliminated in full upon consolidation.

Attribution of total comprehensive income to non-controlling interests

Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Changes in the Group’s ownership interests in existing subsidiaries

Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions.  The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries.  Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the owners of the Company.

When the Group loses control over a subsidiary, a gain or loss is recognized in profit or loss and is calculated as the difference between (i) the aggregate of the fair value of the consideration received and any investment retained in the former subsidiary at its fair value at the date when control is lost and (ii) the assets (including any goodwill) and liabilities and any non-controlling interests of the former subsidiary at their carrying amounts at the date when control is lost.  The Group accounts for all amounts recognized in other comprehensive income in relation to that subsidiary on the same basis as would be required if the Group had directly disposed of the related assets or liabilities.

2)	Subsidiaries included in the consolidated financial statements

			Percentage of Ownership (%)
Name of Investee	Main Businesses	Establishment and Operating Location	January 1, 2012	December 31, 2012	December 31, 2013

A.S.E. Holding Limited	Holding company	Bermuda	100.0	100.0	100.0
J & R Holding Limited (J&R Holding)	Holding company	Bermuda	100.0	100.0	100.0
Innosource Limited	Holding company	British Virgin Islands	100.0	100.0	100.0
Omniquest Industrial Limited	Holding company	British Virgin Islands	100.0	100.0	100.0
ASE Marketing & Service Japan Co., Ltd.	Engaged in marketing and sales services	Japan	100.0	100.0	100.0
ASE Test, Inc.	Engaged in the testing of semiconductors	Kaohsiung, ROC	100.0	100.0	100.0
Power ASE Technology Inc. (Power ASE)	Engaged in the packaging and testing of semiconductors and merged into the Company in May 2012	Taoyuan, ROC	99.6	-	-
Yang Ting Tech Co., Ltd. (Yang Ting)	Engaged in the packaging and testing of semiconductors and merged into the Company in August 2013	Taichung, ROC	-	100.0	-
Universal Scientific Industrial Co., Ltd. (USI)	Engaged in the manufacturing, processing and sale of computers, computer peripherals and related accessories.	Nantou, ROC	99.2	99.2	99.2
Luchu Development Corporation	Engaged in the development of real estate properties	Taipei, ROC	83.9	84.3	86.1
Alto Enterprises Limited	Holding company	British Virgin Islands	100.0	100.0	100.0
Super Zone Holdings Limited	Holding company	Hong Kong	100.0	100.0	100.0
ASE (Kun Shan) Inc.	Engaged in the packaging and testing of semiconductors	Kun Shan, China	100.0	100.0	100.0
ASE Investment (Kun Shan) Limited	Holding company and established in June 2012	Kun Shan, China	-	100.0	100.0
Advanced Semiconductor Engineering (China) Ltd.	Will engage in the packaging and testing of semiconductors	Shanghai, China	100.0	100.0	100.0
ASEP Realty Corporation	Liquidated in February 2012	Philippines	100.0	-	-
ASE Holding Electronics (Philippines), Incorporated	Liquidated in February 2012	Philippines	100.0	-	-
ASE Investment (Labuan) Inc.	Holding company	Malaysia	100.0	100.0	100.0
ASE Test Limited (ASE Test)	Holding company	Singapore	100.0	100.0	100.0
ASE (Korea) Inc. (ASE Korea)	Engaged in the packaging and testing of semiconductors	Korea	100.0	100.0	100.0
J&R Industrial Inc.	Engaged in leasing equipment and investing activity	Kaohsiung, ROC	100.0	100.0	100.0
ASE Japan Co., Ltd. (ASE Japan)	Engaged in the packaging and testing of semiconductors	Japan	100.0	100.0	100.0
ASE (U.S.) Inc. (ASE US)	After-sales service and sales support	U.S.A.	100.0	100.0	100.0
Global Advanced Packaging Technology Limited, Cayman Islands	Holding company	British Cayman Islands	100.0	100.0	100.0
ASE WeiHai Inc.	Engaged in the packaging and testing of semiconductors	Shandong, China	100.0	100.0	100.0
Suzhou ASEN Semiconductors Co., Ltd.	Engaged in the packaging and testing of semiconductors	Suzhou, China	60.0	60.0	60.0
Anstock Limited	Engaged in financing activity	British Cayman Islands	100.0	100.0	100.0
ASE Module (Shanghai) Inc.	Will engage in the production and sale of electronic components and printed circuit boards	Shanghai, China	100.0	100.0	100.0
ASE (Shanghai) Inc. (“ASE Shanghai”)	Engaged in the production of substrates	Shanghai, China	100.0	100.0	100.0
ASE Corporation	Holding company	British Cayman Islands	100.0	100.0	100.0
ASE Mauritius Inc.	Holding company	Mauritius	100.0	100.0	100.0
ASE Labuan Inc.	Holding company	Malaysia	100.0	100.0	100.0
ASE Hi-Tech (Shanghai) Inc.	Merged into ASE Shanghai in August 2012	Shanghai, China	100.0	-	-
ASE Module (Kunshan) Inc.	Will engage in the production and sale of electronic components	Kun Shan, China	100.0	100.0	100.0
Shanghai Ding Hui Real Estate Development Co., Ltd.	Engaged in the development, construction and sale of real estate properties	Shanghai, China	100.0	100.0	100.0
Advanced Semiconductor Engineering (HK) Limited	Engaged in the trading of substrates	Hong Kong	100.0	100.0	100.0
Shanghai Ding Wei Real Estate Development Co., Ltd.	Engaged in the development, construction and leasing of real estate properties	Shanghai, China	100.0	100.0	100.0
					(Continued)

			Percentage of Ownership (%)
Name of Investee	Main Businesses	Establishment and Operating Location	January 1, 2012	December 31, 2012	December 31, 2013

Shanghai Ding Yu Real Estate Development Co., Ltd.	Engaged in the development, construction and leasing of real estate properties	Shanghai, China	100.0	100.0	100.0
Kun Shan Ding Yue Real Estate Development Co., Ltd.	Engaged in the development, construction and leasing of real estate properties and established in February 2012	Kun Shan, China	-	100.0	100.0
Kun Shan Ding Hong Real Estate Development Co., Ltd	Engaged in the development, construction and leasing of real estate properties and established in February 2012	Kun Shan, China	-	100.0	100.0
ASE Electronics Inc.	Engaged in the production of substrates	Kaohsiung, ROC	100.0	100.0	100.0
ASE Test Holdings, Ltd.	Holding company	British Cayman Islands	100.0	100.0	100.0
ASE Holdings (Singapore) Pte Ltd	Holding company	Singapore	100.0	100.0	100.0
ASE Test Finance Limited	Engaged in financing activity	Mauritius	100.0	100.0	100.0
ASE Singapore Pte. Ltd.	Engaged in the packaging and testing of semiconductors	Singapore	100.0	100.0	100.0
ISE Labs, Inc.	Engaged in the testing of semiconductors	U.S.A.	100.0	100.0	100.0
ASE Electronics (M) Sdn. Bhd.	Engaged in the packaging and testing of semiconductors	Malaysia	100.0	100.0	100.0
ASE Assembly & Test (HK) Limited	Liquidated in December 2012	Hong Kong	100.0	-	-
ASE Assembly & Test (Shanghai) Limited	Engaged in the packaging and testing of semiconductors	Shanghai, China	100.0	100.0	100.0
Shanghai Wei Yu Hong Xin Semiconductors Inc.	Liquidated in November 2013	Shanghai, China	100.0	100.0	-
Wuxi Tongzhi Microelectronics Co., Ltd. (Wuxi Tongzhi)	Engaged in the packaging and testing of semiconductors and acquired in May 2013	Wuxi, China	-	-	100.0
Huntington Holdings International Co., Ltd.	Holding company	British Virgin Islands	99.2	99.2	99.2
Senetex Investment Co., Ltd.	Engaged in investing activity	Nantou, ROC	99.2	99.2	99.2
Ta-Chi Investment Co., Ltd.	Engaged in investing activity and liquidated in July 2013	Nantou, ROC	99.2	99.2	-
Universal Scientific Industrial (UK) Ltd.	After-sales services and liquidated in July 2013	Britain	99.2	99.2	-
Unitech Holdings International Co., Ltd.	Holding company	British Virgin Islands	99.2	99.2	99.2
Real Tech Holdings Limited	Holding company	British Virgin Islands	99.2	99.2	99.2
USI International Limited	Liquidated in February 2013	Hong Kong	99.2	99.2	-
Universal ABIT Holding Co., Ltd.	Holding company	British Cayman Islands	99.2	99.2	99.2
Rising Capital Investment Limited	Holding company	British Cayman Islands	99.2	99.2	99.2
Rise Accord Limited	Holding company	British Cayman Islands	99.2	99.2	99.2
e-Cloud Corporation	Liquidated in December 2013	Shanghai, China	99.2	99.2	-
Cubuy Corporation	Engaged in the trading of computer systems	Shanghai, China	99.2	99.2	99.2
Universal Scientific Industrial (Kunshan) Co., Ltd.	Engaged in the manufacturing and sale of computer assistance system and related peripherals	Kun Shan, China	99.2	99.2	99.2
USI Enterprise Limited (“USIE”)	Holding company	Hong Kong	99.2	99.1	99.1
Universal Scientific Industrial (Shanghai) Co., Ltd. (“USISH”)	Engaged in the designing, manufacturing and sale of electronic components	Shanghai, China	99.2	88.6	88.6
Universal Global Technology Co., Limited	Holding company	Hong Kong	99.2	88.6	88.6
Universal Global Technology (Kunshan) Co., Ltd.	Engaged in the designing and manufacturing of electronic components	Kun Shan, China	99.2	88.6	88.6
Universal Global Technology (Shanghai) Co., Ltd.	Engaged in the processing and sale of computer and communication peripherals as well as technology import and export business and established in September 2013	Shanghai, China	-	-	88.6
Universal Global Technology (Shenzhen) Co., Ltd.	Engaged in the research and manufacturing of computer peripherals	Shenzhen, China	99.2	88.6	88.6
Universal Global Industrial Co., Limited	Holding company and engaged in manufacturing, trading and investing activity	Hong Kong	99.2	88.6	88.6
					(Continued)

			Percentage of Ownership (%)
Name of Investee	Main Businesses	Establishment and Operating Location	January 1, 2012	December 31, 2012	December 31, 2013

Universal Global Scientific Industrial Co., Ltd. (UGTW)	Engaged in the manufacturing of components of telecomm and cars and provision of related R&D services	Nantou, ROC	99.2	88.6	88.6
USI Manufacturing Service, Inc.	Engaged in the manufacturing and processing of motherboards and wireless network communication and provision of related technical service	U.S.A.	99.2	88.6	88.6
Universal Scientific Industrial De Mexico S.A. De C.V.	Engaged in the assembling of motherboards and computer components	Mexico	99.2	88.6	88.6
USI Japan Co., Ltd.	Engaged in the manufacturing and sale of computer peripherals, integrated chip and other related accessories	Japan	99.2	88.6	88.6
USI@Work, Inc.	After-sale service	U.S.A.	99.2	88.6	88.6
USI Electronics (Shenzhen) Co., Ltd.	Engaged in the design, manufacturing and sale of motherboards and computer peripherals	Shenzhen, China	99.2	88.6	88.6
					(Concluded)

e.	Business Combinations

Acquisitions of businesses are accounted for using the acquisition method.  The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree.  Acquisition-related costs are recognized in profit or loss as incurred.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer's previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed.  If, after re-assessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer's previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

When a business combination is achieved in stages, the Group's previously held equity interest in the acquiree is remeasured to its acquisition-date fair value and the resulting gain or loss, if any, is recognized in profit or loss.  Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to profit or loss where such treatment would be appropriate if that interest were disposed of.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete.  Those provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

The Group does not apply the acquisition method to account for business combinations involving entities under common control.

f.	Foreign Currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions.  At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date.  Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined.  Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences on monetary items arising from settlement or translation are recognized in profit or loss in the period in which they arise.

Exchange differences arising on the retranslation of non-monetary assets (such as equity instruments) or liabilities measured at fair value are included in profit or loss for the period at the rates prevailing at the balance sheet date except for exchange differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in other comprehensive income, in which case, the exchange differences are also recognized directly in other comprehensive income.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group’s foreign operations are translated into New Taiwan dollars using exchange rates prevailing at each balance sheet date.  Income and expense items are translated at the average exchange rates for the period.  Exchange differences arising are recognized in other comprehensive income and accumulated in equity attributed to the owners of the Company and non-controlling interests as appropriate.

In relation to a partial disposal of a subsidiary that includes a foreign operation does not result in the Group losing control over the subsidiary, the proportionate share of accumulated exchange differences are re-attributed to non-controlling interests of the subsidiary and are not recognized in profit or loss.

g.	Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

h.	Inventories and Inventories Related to Real Estate Business

Inventories, including raw materials (materials received from customers for processing, mainly semiconductor wafers, are excluded from inventories as title and risk of loss remain with the customers), supplies, work in process, finished goods, and materials and supplies in transit are stated at the lower of cost or net realizable value.  Inventory write-downs are made by item, except for those that may be appropriate to group items of similar or related inventories.  Net realizable value is the estimated selling prices of inventories less all estimated costs of completion and estimated costs necessary to make the sale.  Raw materials and supplies are recorded at moving average cost while work in process and finished goods are recorded at standard cost.

Inventories related to real estate business include land and buildings held for sale, land held for construction, construction in progress and prepayment for land use rights.  Land held for development is recorded as land held for construction upon obtaining the title of ownership.  The prepayment is recorded as prepayments for land use rights before obtaining the title of ownership. Prior to the completion, the borrowing costs directly attributable to construction in progress are capitalized as part of the cost of the asset.  Construction in progress is transferred to land and buildings held for sale upon completion.  Land and buildings held for sale, construction in progress and land held for construction are stated at the lower of cost or net realizable value and related write-downs are made by item.  The amounts received in advance for real estate properties are first recorded as advance receipts and then recognized as revenue when the construction is completed and the title and significant risk of the real estate properties are transferred to customers.  Cost of sales of land and buildings held for sale are recognized based on the ratio of property sold to the total property developed.

i.	Investments Accounted for Using the Equity Method

Investments accounted for using the equity method include investments in associates.  An associate is an entity over which the Group has significant influence and that is not a subsidiary.  Significant influence is the power to participate in the financial and operating policy decisions of the investee without having control over those policies.

The operating results as well as assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting.  Under the equity method, an investment in an associate is initially recognized at cost and adjusted thereafter to recognize the Group’s share of the profit or loss and other comprehensive income of the associate.  The Group also recognizes the changes in the Group’s share of equity of associates.

Any excess of the cost of acquisition over the Group's share of the net fair value of the identifiable assets and liabilities of an associate at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment and is not amortized.

When a group entity transacts with its associate, unrealized profits and losses resulting from the transactions with the associate are eliminated.

j.	Property, Plant and Equipment

Except for land which is stated at cost, property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment.

Properties in the course of construction for production, supply or administrative purposes are carried at cost, less any recognized impairment loss.  Such properties are classified to the appropriate categories of property, plant and equipment when completed and ready for intended use.  Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Depreciation is recognized using the straight-line method.  The estimated useful lives, residual values and depreciation methods are reviewed at each balance sheet date, with the effect of any changes in estimate accounted for on a prospective basis.  Freehold land is not depreciated.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset.  Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is recognized in profit or loss.

k.	Goodwill

Goodwill arising from an acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment loss, if any.

Goodwill is not amortized but is tested for impairment annually, or more frequently when there is an indication that the cash-generating unit may be impaired.  For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units or groups of cash-generating units that are expected to benefit from the synergies of business combinations.

If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the cash-generating unit.  Any impairment loss for goodwill is recognized directly in profit or loss.  A reversal of an impairment loss recognized for goodwill is prohibited in subsequent periods.

l.	Other Intangible Assets

Other intangible assets with finite useful lives acquired separately are initially measured at cost and subsequently measured at cost less accumulated amortization and accumulated impairment.  Other intangible assets are amortized based on the pattern in which the economic benefits are consumed or using the straight-line method over their estimated useful lives.  The estimated useful lives, residual value and amortization methods are reviewed at each balance sheet date, with the effect of any changes in estimate being accounted for on a prospective basis.

Other intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date.  Subsequent to initial recognition, other intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment, on the same basis as intangible assets acquired separately.

m.	Impairment of Tangible and Intangible Assets Other than Goodwill

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets, excluding goodwill (see above), to determine whether there is any indication that those assets have suffered an impairment loss.  If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss.  Recoverable amount is the higher of fair value less costs to sell and value in use.  If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount.

When an impairment loss is subsequently reversed, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but only to the extent of the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years.  A reversal of an impairment loss is recognized immediately in profit or loss.

n.	Financial Instruments

Financial assets and financial liabilities are recognized when a group entity becomes a party to the contractual provisions of the instruments.  Financial assets and financial liabilities are initially measured at fair value.  Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition.  Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

1)	Financial assets

All regular way purchases or sales of financial assets are recognized or derecognized on a settlement date basis.

a)	Measurement category

The classification of financial assets held by the Group depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

i.	Financial assets at fair value through profit or loss (“FVTPL”)

Financial assets are classified as at FVTPL when the financial assets are either held for trading or they are designated as at FVTPL.

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

●	Such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

●
The financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group's documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

●	It forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as at FVTPL.

Financial assets at FVTPL are stated at fair value with any gains or losses arising on remeasurement recognized in profit or loss.  The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset.

ii.	Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated as available-for-sale or are not classified as (a) loans and receivables, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss.

Available-for-sale financial assets are stated at fair value at each balance sheet date.  Changes in the carrying amount of available-for-sale monetary financial assets relating to changes in foreign currency rates, interest income calculated using the effective interest method and dividends on available-for-sale equity investments are recognized in profit or loss.  Other changes in the carrying amount of available-for-sale financial assets are recognized in other comprehensive income and accumulated under the heading of unrealized gain (loss) on available-for-sale financial assets.  When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in the unrealized gain (loss) on available-for-sale financial assets is reclassified to profit or loss.

Dividends on available-for-sale equity instruments are recognized in profit or loss when the Group's right to receive the dividends is established.

iii.	Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Group has the positive intent and ability to hold to maturity.  Subsequent to initial recognition, held-to-maturity investments are measured at amortised cost using the effective interest method less any impairment.

iv.	Loans and receivables

Loans and receivables including cash and cash equivalents, trade receivables, other receivables, other financial assets and debt investments with no active market are measured at amortized cost using the effective interest method, less any impairment.  Interest income is recognized by applying the effective interest rate, except for short-term receivables when the effect of discounting is immaterial.

b)	Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at each balance sheet date.  Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been affected.

For financial assets carried at amortized cost, such as trade receivables and other receivables, assets that are assessed not to be impaired individually are, further, assessed for impairment on a collective basis.  The Group assesses the collectability of receivables based on the Group’s past experience of collecting payments and observable changes that correlate with default on receivables.

For financial assets carried at amortized cost, the amount of the impairment loss recognized is the difference between the assets’ carrying amounts and the present value of estimated future cash flows, discounted at the financial assets’ original effective interest rates.  If, in a subsequent period, the amount of the impairment loss decreases and the decreases can be objectively related to an event occurring after the impairment loss recognized, the previously recognized impairment loss is reversed either directly or by adjusting an allowance account through profit or loss.  The reversal shall not result in carrying amounts of financial assets that exceed what the amortized cost would have been at the date the impairment is reversed.

When an available-for-sale financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the period.  In respect of available-for-sale equity securities, impairment loss previously recognized in profit or loss are not reversed through profit or loss.  Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income and accumulated under the heading of unrealized gain (loss) on available-for-sale financial assets.

c)	Derecognition of financial assets

The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity.  On derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss.

2)	Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities.  Equity instruments issued by a group entity are recognized at the proceeds received, net of direct issue costs.

Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity.  No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

3)	Financial liabilities

Financial liabilities are measured either at amortized cost using the effective interest method or at FVTPL.  Financial liabilities measured at FVTPL are held for trading.

Financial liabilities at FVTPL are stated at fair value with any gains or losses, including dividends or interest paid, arising on remeasurement recognized in profit or loss.

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or they expire.  The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

4)	Derivative Financial Instruments

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at each balance sheet date.  The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument.  When the fair value of derivative instruments is positive, they are recognized as financial assets; when the fair value of derivative instruments is negative, they are recognized as financial liabilities.

Derivatives embedded in non-derivative host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at FVTPL.

5)	Convertible Bonds

Convertible bonds issued by the Company that contain liability, conversion option, redemption option and put option (collectively the “Bonds Options”) components are classified separately into respective items on initial recognition.  The conversion option that will be settled other than by the exchange of a fixed amount of cash or other financial asset for a fixed number of the Company’s own equity instruments is classified as a conversion option derivative.  At the date of offering, both the liability and the Bonds Options components are recognized at fair value.

In subsequent periods, the liability component of the convertible bonds is measured at amortized cost using the effective interest method.  The Bonds Options are measured at fair value and the changes in fair value are recognized in profit or loss.

Transaction costs that relate to the offering of the convertible bonds are allocated to the liability and the Bonds Options components in proportion to their relative fair values.  Transaction costs relating to the Bonds Options are recognized immediately in profit or loss.  Transaction costs relating to the liability component are included in the carrying amount of the liability component and amortized using the effective interest method.

o.	Hedge Accounting

The Group designates certain hedging instruments as cash flow hedges.  At the inception of the hedge relationship, the Group documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions.  Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedges.  The gain or loss relating to the ineffective portion is recognized immediately in profit or loss.

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item.

Hedge accounting is discontinued prospectively when the Group revokes the designated hedging relationship, or when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting.  The cumulative gains or losses on the hedging instruments that were previously recognized in other comprehensive income from the period when the hedge was effective remains separately in equity until the forecast transaction occurs.  When the forecast transaction is ultimately recognized in profit or loss, the associated gains or losses that were recognized in other comprehensive income are reclassified from equity to profit or loss or are included in the initial cost as non-financial assets or non-financial liabilities.  When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

p.	Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable take into account of estimated customer returns, rebates and other similar allowances.

1)	Sale of goods and real estate properties

Revenue from the sale of goods and real estate properties is recognized when the goods and real estate properties are delivered and titles have passed, at the time all the following conditions are satisfied:

—	The Group has transferred to the buyer the significant risks and rewards of ownership of the goods and real estate properties;

—	The Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods and real estate properties sold;

—	The amount of revenue can be reliably measured;

—	It is probable that the economic benefits associated with the transaction will flow to the Group; and

—	The costs incurred or to be incurred in respect of the transaction can be reliably measured.

2)	Rendering of services

Service income is recognized when services are rendered.

3)	Dividend and interest income

Dividend income from investments and interest income from financial assets are recognized when they are probable that the economic benefits will flow to the Group and the amount of income can be reliably measured.  Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

q.	Leasing

The Group as lessor

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease.

The Group as lessee

Assets held under finance leases are initially recognized as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments.  The corresponding liability to the lessor is included in the consolidated balance sheets as a finance lease obligation.

Operating lease payments are recognized as expenses on a straight-line basis over the lease term.

r.	Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assists that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.  All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

s.	Government grants

Government grants are not recognized until there is reasonable assurance that the Group will comply with the conditions attaching to them and that the grants will be received.

Government grants are recognized in profit or loss on a systematic basis over the periods in which the Group recognizes as expenses the related costs for which the grants are intended to compensate. Specifically, government grants whose primary condition is that the Group should purchase, construct or otherwise acquire non-current assets are recognized as deferred revenue in the consolidated financial statements and transferred to profit or loss on a systematic and rational basis over the useful lives of the related assets.

Government grants that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Group with no future related costs are recognized in profit or loss in the period in which they become receivable.

t.	Retirement Benefit Costs

Payments to defined contribution retirement benefit plans are recognized as expenses when employees have rendered services entitling them to the contributions.

For defined benefit retirement benefit plans, the cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at the end of each annual reporting period.  Remeasurement, comprising actuarial gains and losses, the effect of the changes to the asset ceiling (if applicable) and the return on plan assets (excluding interest), is reflected immediately in other comprehensive income in the period in which they occur.  Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss.  Past service cost is recognized in profit or loss in the period of a plan amendment.  Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset. Defined benefit costs are categorized as follows:

—	service cost (including current service cost, past service cost, as well as gains and losses on curtailments and settlements);

—	net interest expense or income; and

—	remeasurement.

The Group presents the first two components of defined benefit costs in profit or loss in the line items, employee benefit expense.  Curtailment gains and losses are accounted for as past service costs.

The retirement benefit obligation recognized in the consolidated balance sheets represents the actual deficit or surplus in the Group’s defined benefit plans.  Any surplus resulting from this calculation is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

u.	Share-based Payment Arrangements

Equity-settled share-based payments to employees are measured at the fair value of the equity instruments at the grant date.  The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's best estimate of equity instruments that will eventually vest, with a corresponding increase in capital surplus - employee share options.

At each balance sheet date, the Group reviews its estimate of the number of employee share options expected to vest.  The impact of the revision of the original estimates is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the capital surplus - employee share options.

v.	Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

1)	Current tax

Income tax on unappropriated earnings (excluding earnings from foreign consolidated subsidiaries) at a rate of 10% is expensed in the year the earnings arise and adjusted to the extent that distributions are approved by the shareholders in the following year.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

2)	Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit.  Deferred tax liabilities are generally recognized for all taxable temporary differences.  Deferred tax assets are generally recognized for all deductible temporary differences, unused loss carry-forward and unused tax credits for purchases of machinery, equipment and technology, research and development expenditures, and personnel training expenditures to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries except where the Group is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

The carrying amounts of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of deferred tax assets to be utilized.  A previously unrecognized deferred tax asset is also reviewed at each balance sheet date and recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which assets are realized or the liabilities are settled.  The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Group expects, at the balance sheet date, to recover or settle the carrying amounts of its assets and liabilities.

3)	Current and deferred tax for the year

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity, respectively.

Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

w.	U.S. Dollar Amounts

A translation of the consolidated financial statements into U.S. dollars is included solely for the convenience of the readers, and has been translated from New Taiwan dollar (NT$) at the exchange rate as set forth in the statistical release by the U.S. Federal Reserve Board of the United States, which was NT$29.83 to US$1.00 as of December 31, 2013.  The translation should not be construed as a representation that the NT$ amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

5.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Group’s accounting policies, which are described in Note 4, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources.  The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant.  Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Impairment of Goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated.  The value in use calculation requires management to estimate the future cash flows expected to arise from cash-generating units and suitable discount rates in order to calculate its present value.  When the actual future cash flows are less than expected, a material impairment loss may arise.

Impairment of Tangible and Intangible Assets Other than Goodwill

In evaluating the impairment of tangible and intangible assets other than goodwill, the Group is required to make subjective judgments in determining the independent cash flows, useful lives, expected future revenue and expenses related to the specific asset groups with the consideration of its usage patterns and the nature of semiconductor industry.  Any changes in these estimates based on changed economic conditions or business strategies could result in significant impairment charges in future periods.

Valuation of Inventory

Inventories are stated at the lower of cost or net realizable value and the net realizable value of inventory at balance sheet date is determined based on Group’s judgments and estimates.

Due to the rapid technology changes, the Group estimates the net realizable value of inventory for obsolete and unmarketable items at balance sheet date and then writes down the cost of inventories to net realizable value.  There may be significant changes in the net realizable value of inventories due to assumptions of future demand within a specific time period.

Income Taxes

The realizability of deferred tax assets mainly depends on whether sufficient future profits or taxable temporary differences will be available.  In cases where the actual future profits generated are less than expected, a material reversal of deferred tax assets may arise, which would be recognized in profit or loss for the period in which such a reversal takes place.

Recognition and Measurement of Defined Benefit Plans

Accrued pension liabilities and the resulting pension expenses under defined benefit pension plans are calculated using the Projected Unit Credit Method.  Actuarial assumptions comprise the discount rate, rate of employee turnover, and long-term average future salary increase.  Changes in economic circumstances and market conditions will affect these assumptions and may have a material impact on the amount of the expense and the liability.

Fair value of Derivatives and Other Financial Instruments

As disclosed in Note 33, the Group’s management uses its judgments applying appropriate valuation techniques commonly applied by market practitioners.  The assumptions applied are based on observable quoted market prices, foreign exchange rates and interest rates to the extent it is available.  The fair value of unquoted equity instruments is estimated based on the assumptions supported by unobservable market prices and interest rates which are disclosed in Note 33.  The Group’s management believes that the valuation techniques and the assumptions applied are appropriate in determining the fair value of financial instruments.

6.	CASH AND CASH EQUIVALENTS

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$	US$ (Note 4)

Cash on hand	$10,240	$8,721	$40,392	$1,354
Checking accounts and demand deposits	13,879,155	13,575,159	38,090,014	1,276,903
Cash equivalent - time deposits with original maturity within 3 months	10,077,650	6,409,636	6,895,965	231,175

	$23,967,045	$19,993,516	$45,026,371	$1,509,432

Cash equivalents include time deposits that are of a short maturity of three months or less from the date of acquisitions, and are highly liquid, readily convertible to known amounts in cash and the risk of changes in values is insignificant.  Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investments or other purposes.

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$	US$ (Note 4)

Financial assets designated as at FVTPL

Structured time deposits	$-	$1,644,601	$2,228,643	$74,711
Private-placement convertible bonds	-	-	100,500	3,369
Dual currency deposits	-	2,178,381	-	-
	-	3,822,982	2,329,143	78,080

Financial assets held for trading

Swap contracts	478,504	18,890	219,324	7,353
Open-end mutual funds	170,581	171,802	172,000	5,766
Quoted shares	46,858	18,000	33,624	1,127
Forward exchange contracts	10,812	3,326	10,178	341
	706,755	212,018	435,126	14,587

	$706,755	$4,035,000	$2,764,269	$92,667

Financial liabilities held for trading

Conversion option, redemption option and put option of convertible bonds (Note 20)	$-	$-	$1,742,996	$58,431
Swap contracts	81,450	423,366	74,170	2,486
Forward exchange contracts	13,944	35,883	31,315	1,050
Cross currency swap contracts	38,880	-	4,180	140
Foreign currency option contracts	-	7,899	643	22

	$134,274	$467,148	$1,853,304	$62,129

The Group entered into investment portfolios consisting of structured time deposits and dual currency deposits with banks and invested in private-placement convertible bonds, and all included embedded derivative instruments which are not closely related to the host contracts.  The Group designated the entire contracts as financial assets at FVTPL on initial recognition.

At each balance sheet date, the outstanding swap contracts not accounted for hedge accounting were as follows:

Notional Amount
Currency	Maturity Period	(In Thousands)

January 1, 2012

Sell NT$/Buy US$	2012.01-2012.12	NT$19,936,501/US$677,600
Sell US$/Buy NT$	2012.01-2012.03	US$96,500/NT$2,854,357
Sell US$/Buy JPY	2012.01-2012.12	US$72,260/JPY5,600,000
Sell US$/Buy EUR	2012.01	US$1,992/EUR1,500
(Continued)

Notional Amount
Currency	Maturity Period	(In Thousands)

December 31, 2012

Sell NT$/Buy US$	2013.01-2013.12	NT$29,616,245/US$1,011,500
Sell US$/Buy NT$	2013.01-2013.04	US$182,500/NT$5,315,035
Sell US$/Buy JPY	2013.01-2013.02	US$63,961/JPY5,280,000
Sell US$/Buy CNY	2013.06	US$40,000/CNY251,940

December 31, 2013

Sell NT$/Buy US$	2014.01-2014.12	NT$31,707,176/US$1,075,000
Sell US$/Buy NT$	2014.01-2014.02	US$46,500/NT$1,377,874
Sell US$/Buy JPY	2014.02	US$53,965/JPY5,550,000
Sell US$/Buy CNY	2014.01-2014.06	US$60,000/CNY368,148
(Concluded)

At each balance sheet date, the outstanding forward exchange contracts not accounted for hedge accounting were as follow:

		Notional Amount
Currency	Maturity Period	(In Thousands)

January 1, 2012

Sell US$/Buy JPY	2012.01	US$31,500/JPY2,454,249
Sell US$/Buy NT$	2012.01-2012.03	US$68,000/NT$2,055,270
Sell US$/Buy MYR	2012.01-2012.03	US$16,000/MYR50,522
Sell US$/Buy EUR	2012.01	US$2,354/EUR1,800
Sell US$/Buy KRW	2012.01	US$42,000/KRW48,435,800
Sell US$/Buy SGD	2012.01-2012.02	US$5,500/SGD7,141
Sell EUR/Buy US$	2012.01-2012.02	EUR1,500/US$2,046

December 31, 2012

Sell US$/Buy JPY	2013.01-2013.02	US$35,297/JPY2,945,751
Sell US$/Buy CNY	2013.01-2013.04	US$37,000/CNY232,230
Sell US$/Buy MYR	2013.01-2013.02	US$8,000/MYR24,549
Sell US$/Buy EUR	2013.01	US$1,444/EUR1,128
Sell US$/Buy KRW	2013.01	US$18,000/KRW19,368,700
Sell US$/Buy SGD	2013.01-2013.03	US$9,500/SGD11,594
Sell EUR/Buy US$	2013.01-2013.02	EUR500/US$658
Sell NT$/Buy US$	2013.02	NT$29,104/US$1,000

December 31, 2013

Sell US$/Buy NT$	2014.01-2014.02	US$51,000/NT$1,521,484
Sell US$/Buy CNY	2014.01-2014.04	US$88,220/CNY537,100
Sell US$/Buy MYR	2014.01-2014.02	US$8,500/MYR27,508
Sell US$/Buy KRW	2014.01	US$4,000/KRW4,253,000
Sell US$/Buy SGD	2014.01-2014.02	US$9,500/SGD11,870
Sell US$/Buy JPY	2014.01-2014.03	US$28,950/JPY3,003,944
Sell NT$/Buy US$	2014.03	NT$294,370/US$10,000

At each balance sheet date, the outstanding cross currency swap contracts not accounted for hedge accounting were as follows:

Notional Amount (In Thousands)	Maturity Period	Range of Interest Rates Paid	Range of Interest Rates Received

January 1, 2012

US$30,000/NT$869,400	2012.08	0.29	0.94-0.96

December 31, 2013

NT$598,600/USD20,000	2014.07	(0.19)	0.16

At each balance sheet date, the outstanding foreign currency option contracts not accounted for hedge accounting were as follows:

Notional Amount
Currency	Maturity Period	(In Thousands)

December 31, 2012

Sell US$ Put/NT$ Call	2015.05 (Note)	US$4,000/NT$111,400
Sell US$ Put/NT$ Call	2015.05 (Note)	US$4,000/NT$111,100
Buy US$ Call/NT$ Put	2015.05 (Note)	US$2,000/NT$55,700
Buy US$ Call/NT$ Put	2015.05 (Note)	US$2,000/NT$55,550

December 31, 2013

Sell US$ Put/NT$ Call	2016.03 (Note)	US$4,000/NT$113,400
Buy US$ Call/NT$ Put	2016.03 (Note)	US$2,000/NT$56,700

Note:	The contracts will be settled once a month and the counterparty has the right to early terminate the contracts. The aforementioned outstanding contracts as of December 31, 2012 were all early settled.

8.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$	US$ (Note 4)

Open-end mutual funds	$-	$-	$2,321,826	$77,835
Limited partnership	447,112	518,452	583,441	19,559
Quoted ordinary shares	197,052	301,146	328,656	11,018
Unquoted ordinary shares (Note 10)	384,193	257,948	199,051	6,673
Private-placement ordinary shares	24,827	67,146	69,655	2,335
Unquoted preferred shares	61,978	283	14,670	492
	1,115,162	1,144,975	3,517,299	117,912
Current	48,794	48,266	2,376,970	79,684

Non-current	$1,066,368	$1,096,709	$1,140,329	$38,228

At the Transition Date, the Group designated the unquoted shares and limited partnership of NT$893,283 thousand previously classified as financial assets carried at cost as available-for-sale financial assets. (Note 41)

In 2012 and 2013, the Group assessed its investees’ financial conditions as well as future operating performance and charged an impairment loss of NT$23,693 thousand and NT$106,916 thousand (US$3,584 thousand), respectively.

9.	DERIVATIVE FINANCIAL INSTRUMENTS FOR HEDGING

The Group entered into interest rate swap contracts as cash flow hedge to mitigate exposures to future cash flow fluctuations resulting from interest rate changes relating to the Group’s borrowings.

At each balance sheet date, the outstanding interest rate swap contracts of the Group were as follows:

Maturity Period	Notional Amount (In Thousands)	Interest Rates Paid (%)	Interest Rates Received (%)	Expected Period for Future Cash Flow	Expected Period for the Recognition of Gains or Losses from Hedging

January 1, 2012

2013.03	NT$5,220,000	2.45-2.48	0.861	2012-2013	2012-2013
2013.03	NT$2,392,500	0.96-0.99	0.861	2012-2013	2012-2013

December 31, 2012

2013.03	NT$1,740,000	2.45-2.48	0.887	2013	2013
2013.03	NT$ 797,500	0.96-0.99	0.887	2013	2013

December 31,2013

2014.04	CNY240,000	2.00	1.05-2.80	2014	2014

All interest rate swap contracts exchanging floating interest rates for fixed interest rates were designated as cash flow hedges in order to reduce the Group's cash flow exposure to floating interest rates on borrowings.  The interest rate swaps and the interest payments on the borrowings occur simultaneously and the amounts accumulated in equity are reclassified to profit or loss over the period that the floating rate interest payments on the borrowings affect profit or loss. (Note 23e)

10.	DEBT INVESTMENTS WITH NO ACTIVE MARKET - CURRENT

In October 2009, the Group invested in a 3-year unsecured convertible corporate bond issued by SiPhoton, Inc. with a face value of US$3,000 thousand and warrants and the coupon rate was 3.00%.  The maturity of debt host contract of the investment was extended twice to October 2015.  In 2011, the Group exercised the warrants to purchase 545 thousand shares at US$1,500 thousand and recorded the investment as available-for-sale financial assets - non-current (Note 8).

In 2013, the Group assessed SiPhoton, Inc.’s financial condition and wrote off the entire carrying amount of the investment in SiPhoton, Inc. of NT$89,409 thousand (US$2,997 thousand) and NT$44,704 thousand (US$1,499 thousand) in debt investments with no active market - current and available-for-sale financial assets - non-current (Note 8), respectively, and recognized an impairment loss under the line item other gains and losses in the consolidated statement of comprehensive income.

11.	TRADE RECEIVABLES, NET

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$	US$ (Note 4)

Trade receivables	$30,727,988	$37,503,628	$43,303,693	$1,451,683
Less: Allowance for doubtful debts	128,869	80,137	68,120	2,284

Trade receivables, net	$30,599,119	$37,423,491	$43,235,573	$1,449,399

a.	Trade receivables

The Group’s average credit terms were during 30 to 90 days.  Allowance for doubtful debts is assessed by reference to the collectability of receivables by evaluating the account aging, historical experience and current financial condition of customers.

The concentration of credit risk was minor due to the fact that the customer base was large.

Age of receivables that are past due but not impaired

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$	US$ (Note 4)

Less than 30 days	$1,979,697	$2,263,353	$4,090,787	$137,137
31 to 90 days	337,481	160,528	195,741	6,562
More than 91 days	16,214	4,654	1,585	53

Total	$2,333,392	$2,428,535	$4,288,113	$143,752

The above aging schedule was based on the past due date.

Except for those impaired, the Group had not provided an allowance for doubtful debts on trade receivables at each balance sheet date since there has not been a significant change in credit quality and the amounts were still considered recoverable.  The Group did not hold any collateral or other credit enhancements over these balances nor did it have a legal right to offset against any amounts owed by the Group to counterparties.

Movement in the allowance for doubtful debts

	2012	2013
	NT$	NT$	US$ (Note 4)

Balance at January 1	$128,869	$80,137	$2,687
Impairment losses reversed	(44,095)	(9,893)	(332)
Amount written off as uncollectible	(2,122)	(757)	(25)
Effect of foreign currency exchange differences	(2,515)	(1,367)	(46)

Balance at December 31	$80,137	$68,120	$2,284

Included in the allowance for doubtful debts are individually impaired trade receivables amounting to NT$70,750 thousand, NT$34,225 thousand and NT$26,885 thousand (US$901 thousand) as of January 1, 2012, December 31, 2012 and December 31, 2013, respectively.  The impairment recognized represents the difference between the carrying amounts of these trade receivables and the present value of the expected proceeds from settlements.

Age of impaired trade receivables

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$	US$ (Note 4)

Not past due	$24	$2,959	$-	$-
Less than 30 days	842,867	1,950,379	11,501	385
31 to 90 days	234,053	131,772	109,376	3,667
More than 91 days	139,615	43,722	115,203	3,862

Total	$1,216,559	$2,128,832	$236,080	$7,914

The above aging schedule was based on the past due date.

b.	Transfers of financial assets

Factored trade receivables of the Group were as follows:

Counterparties	Receivables Sold (In Thousands)	Amounts Collected (In Thousands)	Advances Received At Year-end (In Thousands)	Interest Rates on Advances Received (%)	Credit Line (In Thousands)

Year ended December 31, 2012
Citi bank	US$278,498	US$201,854	US$76,644	1.06	US$92,000

Year ended December 31, 2013
Citi bank	US$258,660	US$202,532	US$56,128	1.06	US$92,000

Pursuant to the factoring agreement, losses from commercial disputes (such as sales returns and discounts) should be borne by the Group, while losses from credit risk should be borne by the banks.  In the commencement of the factoring agreement in 2010, the Company also issued promissory notes to the banks for commercial disputes which remained undrawn since. The promissory noted amounted to US$27,000 thousand in 2012 and 2013, respectively. There were no significant losses from commercial disputes in the past and the Group did not expect any significant commercial dispute losses in the foreseeable future.

12.	INVENTORIES

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$	US$ (Note 4)

Finished goods	$3,616,381	$4,509,187	$4,863,676	$163,046
Work in process	1,563,509	1,696,739	1,701,257	57,032
Raw materials	7,715,521	7,885,749	8,766,638	293,887
Supplies	515,069	622,605	573,588	19,229
Raw materials and supplies in transit	510,277	456,762	376,077	12,607

	$13,920,757	$15,171,042	$16,281,236	$545,801

The cost of inventories recognized as operating costs for the years ended December 31, 2012 and 2013 were NT$156,785,228 thousand and NT$176,637,295 thousand (US$5,921,465 thousand), respectively, which included write-downs of inventories at NT$519,431 thousand and NT$453,468 thousand (US$15,202 thousand), respectively.

13.	INVENTORIES RELATED TO REAL ESTATE BUSINESS

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$	US$ (Note 4)

Land and buildings held for sale	$633,078	$323,910	$16,764	$562
Construction in progress	11,753,404	11,924,683	13,676,668	458,487
Land held for construction	1,616,743	1,616,743	1,682,735	56,411
Prepayments for land use rights	2,146,273	3,036,682	3,213,088	107,713

	$16,149,498	$16,902,018	$18,589,255	$623,173

Land and buildings held for sale located in Shanghai Zhangjiang was successively completed and sold.  Construction in progress is mainly located on Caobao Road and Hutai Road in Shanghai, China.  The capitalized borrowing costs for the years ended December 31, 2012 and 2013 is disclosed in Note 24d.

As of January 1, 2012, December 31, 2012 and December 31, 2013, inventories related to real estate business of NT$15,085,680 thousand, NT$16,578,108 thousand and NT$18,572,491 thousand (US$622,611 thousand), respectively, are expected to be recovered longer than twelve months.

Refer to Note 35 for the carrying amount of inventories related to real estate business that had been pledged by the Group to secure bank borrowings.

14.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

Investments in associates accounted for using the equity method consisted of the following:

		Establish-	Carrying Amount
	Main	ment and Operating	January 1, 2012	December 31, 2012	December 31, 2013
Name of Associate	Business	Location	NT$	NT$	NT$	US$
						(Note 4)

Listed company
Hung Ching Development & Construction Co. (“HCDC”)	Engaged in the development, construction and leasing of real estate properties	ROC	$1,095,324	$1,112,351	$1,152,153	$38,624
Unlisted companies
Hung Ching Kwan Co. (“HCK”)	Engaged in the leasing of real estate properties	ROC	310,550	358,887	353,154	11,839
StarChips Technology Inc. (“SCT”)	Engaged in design, manufacturing and sale of LED driver IC	ROC	47,856	47,856	47,856	1,604
			1,453,730	1,519,094	1,553,163	52,067
						(Continued)

			Establish-	Carrying Amount
		Main	ment and Operating	January 1, 2012	December 31, 2012	December 31, 2013
Name of Associate		Business	Location	NT$	NT$	NT$	US$
							(Note 4)

	Less:	Deferred gain on transfer of land		$300,149	$300,149	$300,149	$10,062
		Accumulated impairment - SCT		47,856	47,856	47,856	1,604

				$1,105,725	$1,171,089	$1,205,158	$40,401
							(Concluded)

At each balance sheet date, the percentage of ownership held by the Group in HCDC, HCK and SCT was all 26.2%, 27.3% and 33.3%, respectively.

As of January 1, 2012, December 31, 2012 and December 31, 2013, the fair values of publicly traded investment accounted for using the equity method were measured on the closing price at NT$775,517 thousand, NT$895,619 thousand and NT$1,242,199 thousand (US$41,643 thousand), respectively, which is a level 1 input in terms of IFRS13.

Aggregate information of associates that are not individually material was summarized as follows:

	Years Ended December 31
	2012	2013
	NT$	NT$	US$ (Note 4)

The Group’s share of profits (Note 1)	$78,947	$76,783	$2,574
The Group’s share of other comprehensive income, net of income tax	$55,401	$56,485	$1,894
The Group’s share of total comprehensive income	$134,348	$133,268	$4,468

Note 1: Unrealized profits and losses were excluded.

The Group’s share of profit and other comprehensive income of associates for the years ended December 31, 2012 and 2013 was based on the associates’ financial statements prepared in accordance with IFRSs.

15.	PROPERTY, PLANT AND EQUIPMENT

The carrying amounts of each class of property, plant and equipment were as follows:

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$	US$ (Note 4)

Land	$3,309,074	$3,274,086	$3,295,758	$110,485
Buildings and improvements	37,713,916	41,175,593	44,766,601	1,500,724
Machinery and equipment	61,979,152	73,198,517	75,085,182	2,517,103
Transportation equipment	94,184	87,360	82,228	2,756
Furniture and fixtures	1,281,742	1,200,100	1,243,556	41,688
Leased assets and leasehold improvement	145,647	83,291	14,304	480
Construction in progress and machinery in transit	8,472,341	8,178,827	7,009,702	234,988

	$112,996,056	$127,197,774	$131,497,331	$4,408,224

For the year ended December 31, 2012

	Land	Buildings and improvements	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leased assets and leasehold improvement	Construction in progress and machinery in transit	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2012	$3,309,074	$57,156,997	$178,376,359	$291,694	$5,360,029	$540,841	$8,472,341	$253,507,335
Additions	-	5,668,397	24,602,273	25,344	366,786	56,612	8,257,413	38,976,825
Disposals	-	(91,760)	(12,721,889)	(21,695)	(264,301)	(16,166)	(248,402)	(13,364,213)
Reclassification	-	1,744,929	6,558,800	6,184	197,816	(355,518)	(8,141,020)	11,191
Acquisitions through business combinations	-	67,194	319,175	-	-	-	-	386,369
Effect of foreign currency exchange differences	(34,988)	(1,063,018)	(3,160,750)	(7,150)	(224,617)	(14,292)	(161,505)	(4,666,320)

Balance at December 31, 2012	$3,274,086	$63,482,739	$193,973,968	$294,377	$5,435,713	$211,477	$8,178,827	$274,851,187

Accumulated depreciation and impairment

Balance at January 1, 2012	$-	$19,443,081	$116,397,207	$197,510	$4,078,287	$395,194	$-	$140,511,279
Depreciation expense	-	3,340,498	18,500,676	29,379	519,168	84,136	-	22,473,857
Impairment losses recognized (reversed)	-	27,974	45,567	-	-	-	-	73,541
Disposals	-	(183,311)	(12,564,694)	(15,514)	(162,264)	(13,878)	-	(12,939,661)
Reclassification	-	(10,317)	360,098	(123)	(20,884)	(326,297)	-	2,477
Acquisitions through business combinations	-	2,540	117,927	-	-	-	-	120,467
Effect of foreign currency exchange differences	-	(313,319)	(2,081,330)	(4,235)	(178,694)	(10,969)	-	(2,588,547)

Balance at December 31, 2012	$-	$22,307,146	$120,775,451	$207,017	$4,235,613	$128,186	$-	$147,653,413

For the year ended December 31, 2013

	Land	Buildings and improvements	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leased assets and leasehold improvement	Construction in progress and machinery in transit	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1,2013	$3,274,086	$63,482,739	$193,973,968	$294,377	$5,435,713	$211,477	$8,178,827	$274,851,187
Additions	-	5,447,913	14,484,611	22,920	285,276	10,645	6,792,707	27,044,072
Disposals	-	(412,648)	(9,479,630)	(42,581)	(154,622)	-	(38,565)	(10,128,046)
Reclassification	-	758,850	7,661,570	4,935	241,193	(103,337)	(8,638,840)	(75,629)
Acquisitions through business combinations	-	5,106	278,862	114	121,994	-	-	406,076
Effect of foreign currency exchange differences	21,672	1,311,577	1,432,524	8,806	43,747	3,932	715,573	3,537,831

Balance at December 31,2013	$3,295,758	$70,593,537	$208,351,905	$288,571	$5,973,301	$122,717	$7,009,702	$295,635,491

Accumulated depreciation and impairment

Balance at January 1,2013	$-	$22,307,146	$120,775,451	$207,017	$4,235,613	$128,186	$-	$147,653,413
Depreciation expense	-	3,555,865	20,486,896	26,766	566,575	60,505	-	24,696,607
Impairment losses recognized (reversed)	-	(15,754)	508,894	-	2,407	-	-	495,547
Disposals	-	(368,707)	(9,285,927)	(34,810)	(131,561)	-	-	(9,821,005)
Reclassification	-	(24,797)	58,448	2,016	35,491	(83,242)	-	(12,084)
Acquisitions through business combinations	-	2,473	108,365	4	36,814	-	-	147,656
Effect of foreign currency exchange differences	-	370,710	614,596	5,350	(15,594)	2,964	-	978,026

Balance at December 31,2013	$-	$25,826,936	$133,266,723	$206,343	$4,729,745	$108,413	$-	$164,138,160

	Land	Buildings and improvements	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leased assets and leasehold improvement	Construction in progress and machinery in transit	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Cost

Balance at January 1,2013	$109,758	$2,128,151	$6,502,647	$9,868	$182,223	$7,089	$274,182	$9,213,918
Additions	-	182,632	485,572	768	9,563	357	227,715	906,607
Disposals	-	(13,833)	(317,788)	(1,427)	(5,183)	-	(1,295)	(339,526)
Reclassification	-	25,439	256,841	165	8,086	(3,464)	(289,602)	(2,535)
Acquisitions through business combinations	-	171	9,348	4	4,090	-	-	13,613
Effect of foreign currency exchange differences	727	43,968	48,023	295	1,466	133	23,988	118,600

Balance at December 31,2013	$110,485	$2,366,528	$6,984,643	$9,673	$200,245	$4,115	$234,988	$9,910,677

Accumulated depreciation and impairment

Balance at January 1,2013	$-	$747,809	$4,048,792	$6,940	$141,992	$4,296	$-	$4,949,829
Depreciation expense	-	119,204	686,788	897	18,994	2,029	-	827,912
Impairment losses recognized (reversed)	-	(528)	17,060	-	80	-	-	16,612
Disposals	-	(12,360)	(311,295)	(1,167)	(4,410)	-	-	(329,232)
(Continued)

	Land	Buildings and improvements	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leased assets and leasehold improvement	Construction in progress and machinery in transit	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Reclassification	$-	$(831)	$1,959	$68	$1,190	$(2,791)	$-	$(405)
Acquisitions through business combinations	-	83	3,633	-	1,234	-	-	4,950
Effect of foreign currency exchange differences	-	12,427	20,603	179	(523)	101	-	32,787

Balance at December 31,2013	$-	$865,804	$4,467,540	$6,917	$158,557	$3,635	$-	$5,502,453
								(Concluded)

A portion of property, plant and equipment was unable to be used for the Group’s production due to technical obsolescence. After adopting discounted cash flow analysis and individual assessments, the Group recognized an impairment loss of NT$73,541 thousand and NT$495,547 thousand (US$16,612 thousand) under the line item of other income and expenses in the consolidated statements of comprehensive income for the years ended December 31, 2012 and 2013, respectively.  The recoverable amount of a portion of impaired property, plant and equipment is determined through a fair value less cost to sell calculation which is based on the recent quoted prices of assets with similar age and obsolescence that provided by the vendors in secondary market.  The other portion of impaired property, plant and equipment is determined on the basis of their value in use which the discount rate 12.4% per annum is applied.

Each class of property, plant and equipment was depreciated on a straight-line basis over the following useful lives:

Buildings and improvements
Main plant buildings	10-40 years
Cleanrooms	10-20 years
Others	3-20 years
Machinery and equipment	2-10 years
Transportation equipment	2-7 years
Furniture and fixtures	2-20 years
Leased assets and leasehold improvements	2-10 years

The capitalized borrowing costs for the years ended December 31, 2012 and 2013 is disclosed in Note 24d.

Refer to Note 35 for the carrying amount of property, plant and equipment that had been pledged by the Group to secure bank borrowings.

16.	GOODWILL

	2012	2013
	NT$	NT$	US$ (Note 4)

Cost

Balance at January 1	$12,363,497	$12,295,819	$412,197
Additions through business combinations (Note 28)	1,454	-	-
Reclassification	(3,823)	-	-
Effect of foreign currency exchange differences	(65,309)	40,997	1,374

Balance at December 31	$12,295,819	$12,336,816	$413,571

Accumulated impairment

Balance at January 1 and December 31	$(1,988,996)	$(1,988,996)	$(66,678)

a.	Allocating goodwill to cash-generating units

The carrying amount of goodwill allocated to cash-generating units was as follows:

	January 1, 2012	December 31, 2012	December 31, 2013
Cash-generating units	NT$	NT$	NT$	US$ (Note 4)

Testing segment	$7,794,894	$7,748,579	$7,777,268	$260,720
Others	2,579,607	2,558,244	2,570,552	86,173

	$10,374,501	$10,306,823	$10,347,820	$346,893

b.	Impairment assessment

At the end of each year, the Group performs impairment assessment by reviewing the recoverable amounts based on value in use.  In assessing value in use, the estimated 5-year future cash flows are discounted to their present value using annual discount rates of 8.80%-10.76%, 8.47%-10.78% and 9.56%-11.80% as of January 1, 2012, December 31, 2012 and December 31, 2013, respectively, that reflect the risks specific to each cash-generating unit.

Cash flow projection is based on the expected operating revenue, gross profit, capital expenditure and the growth of other operating costs.  The Group’s capital expenditure is based on the forecast of market demands, capacity strategy and improvement of manufacturing process.

For the years ended December 31, 2012 and 2013, the Group did not recognize impairment loss on goodwill.

17.	OTHER INTANGIBLE ASSETS

The carrying amounts of each class of other intangible assets were as follows:

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$	US$ (Note 4)

Patents	$487,755	$244,374	$35,751	$1,198
Acquired specific technology	456,698	231,322	88,674	2,973
Customer relationships	982,763	802,415	654,821	21,952
Computer software and others	632,277	776,335	826,578	27,710

	$2,559,493	$2,054,446	$1,605,824	$53,833

For the year ended December 31, 2012

	Patents	Acquired Specific Technology	Customer Relationships	Computer Software and Others	Total
	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2012	$1,029,944	$1,113,947	$1,579,015	$3,146,432	$6,869,338
Additions	3,611	-	-	442,340	445,951
					(Continued)

	Patents	Acquired Specific Technology	Customer Relationships	Computer Software and Others	Total
	NT$	NT$	NT$	NT$	NT$

Disposals	$-	$-	$-	$(33,149)	$(33,149)
Reclassification	235	-	-	4,035	4,270
Acquisitions through business combinations	-	-	-	1,721	1,721
Effect of foreign currency exchange differences	(15,257)	-	-	(39,067)	(54,324)

Balance at December 31, 2012	$1,018,533	$1,113,947	$1,579,015	$3,522,312	$7,233,807

Accumulated amortization

Balance at January 1, 2012	$542,189	$657,249	$596,252	$2,514,155	$4,309,845
Amortization expense	245,477	225,376	180,348	310,821	962,022
Disposals	-	-	-	(28,840)	(28,840)
Reclassification	16	-	-	13,466	13,482
Acquisitions through business combinations	-	-	-	1,112	1,112
Effect of foreign currency exchange differences	(13,523)	-	-	(64,737)	(78,260)

Balance at December 31, 2012	$774,159	$882,625	$776,600	$2,745,977	$5,179,361
(Concluded)
For the year ended December 31, 2013

	Patents	Acquired Specific Technology	Customer Relationships	Computer Software and Others	Total
	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2013	$1,018,533	$1,113,947	$1,579,015	$3,522,312	$7,233,807
Additions	-	-	-	313,110	313,110
Disposals	-	-	-	(11,294)	(11,294)
Reclassification	-	-	-	(8,684)	(8,684)
Acquisitions through business combinations	-	-	-	3,508	3,508
Effect of foreign currency exchange differences	3,217	-	-	29,841	33,058

Balance at December 31, 2013	$1,021,750	$1,113,947	$1,579,015	$3,848,793	$7,563,505

Accumulated amortization

Balance at January 1, 2013	$774,159	$882,625	$776,600	$2,745,977	$5,179,361
Amortization expense	210,900	142,648	147,594	273,162	774,304
Disposals	-	-	-	(11,294)	(11,294)
Reclassification	-	-	-	25	25
(Continued)

	Patents	Acquired Specific Technology	Customer Relationships	Computer Software and Others	Total
	NT$	NT$	NT$	NT$	NT$

Acquisitions through business combinations	$-	$-	$-	$688	$688
Effect of foreign currency exchange differences	940	-	-	13,657	14,597

Balance at December 31, 2013	$985,999	$1,025,273	$924,194	$3,022,215	$5,957,681
					(Concluded)

	Patents	Acquired Specific Technology	Customer Relationships	Computer Software and Others	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Cost

Balance at January 1, 2013	$34,144	$37,344	$52,934	$118,080	$242,502
Additions	-	-	-	10,496	10,496
Disposals	-	-	-	(379)	(379)
Reclassification	-	-	-	(291)	(291)
Acquisitions through business combinations	-	-	-	118	118
Effect of foreign currency exchange differences	108	-	-	1,000	1,108

Balance at December 31, 2013	$34,252	$37,344	$52,934	$129,024	$253,554

Accumulated amortization

Balance at January 1, 2013	$25,952	$29,589	$26,034	$92,054	$173,629
Amortization expense	7,070	4,782	4,948	9,157	25,957
Disposals	-	-	-	(379)	(379)
Reclassification	-	-	-	1	1
Acquisitions through business combinations	-	-	-	23	23
Effect of foreign currency exchange differences	32	-	-	458	490

Balance at December 31, 2013	$33,054	$34,371	$30,982	$101,314	$199,721

Each class of other intangible assets, except a portion of customer relationships amortized based on the pattern in which the economic benefits are consumed, were amortized on the straight-line basis over the following useful lives:

Patents	5-15 years
Acquired specific technology	5 years
Customer relationships	11 years
Computer software and others	2-32 years

18.	LONG-TERM PREPAYMENTS FOR LEASE

Long-term prepayments for lease mainly represent land use right located in China with period for use from 50 to 60 years.  As of January 1, 2012, December 31, 2012 and December 31, 2013, the carrying amount of the land use right which the Group was in the process of obtaining the certificates was NT$1,085,067 thousand, NT$1,504,642 thousand and NT$1,541,453 thousand (US$51,675 thousand), respectively.

19.	BORROWINGS

a.	Short-term borrowings

Short-term borrowings mainly represented unsecured revolving bank loans with annual interest rates at 0.96%-7.32%, 0.80%-6.93%, 0.80%-6.30% as of January1, 2012, December 31, 2012 and December 31, 2013, respectively.

b.	Long-term borrowings

As of December 31, 2013, the long-term borrowings with fixed interest rates were NT$706,562 thousand (US$23,686 thousand) with annual interest rates at 2.50%-6.15%.  The fixed interest rate long-term borrowings will be repayable through April 2015 to May 2015.  The others were floating interest rate borrowings and consisted of the followings:

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$	US$ (Note 4)

Specified purpose loans	$8,460,200	$3,034,810	$16,080	$539
Working capital bank loans	33,636,543	33,535,197	33,797,768	1,133,013
Mortgage loans	643,106	428,079	395,177	13,248
	42,739,849	36,998,086	34,209,025	1,146,800
Less: Unamortized arrangement fee	54,636	47,871	58,722	1,969
	42,685,213	36,950,215	34,150,303	1,144,831
Less: Current portion	3,418,799	3,167,050	5,276,206	176,876

	$39,266,414	$33,783,165	$28,874,097	$967,955

1)	Specified purpose loans

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$	US$ (Note 4)

Syndicated bank loan led by Citi bank - repaid in March 2013, annual interest rate was 2.08% and 2.06% as of January 1, 2012 and December 31, 2012, respectively.	$7,612,500	$2,537,500	$-	$-
				(Continued)

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$	US$ (Note 4)

Others, repayable in October 2015 and annual interest rates were 1.78%-2.15%, 1.76%-1.97% and 6.15% as of January 1, 2012, December 31, 2012 and December 31, 2013, respectively.	$847,700	$497,310	$16,080	$539

	$8,460,200	$3,034,810	$16,080	$539
				(Concluded)

2)	Working capital bank loans

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$	US$ (Note 4)

Syndicated bank loans - repayable through June 2014 to July 2018, annual interest rates were 1.05%-1.54%, 0.96%-1.95% and 0.90%-2.28% as of January 1, 2012, December 31, 2012 and December 31, 2013, respectively

ASE Inc.	$14,466,000	$10,121,143	$10,026,021	$336,105
Subsidiaries	2,670,255	1,472,328	1,511,114	50,658
Others - repayable through January 2014 to July 2018, annual interest rates were 0.95%-6.05%, 0.90%-6.15% and 1.04%-4.43% as of January 1, 2012, December 31, 2012 and December 31, 2013, respectively

ASE Inc.	7,576,400	15,193,680	16,839,885	564,529
Subsidiaries	8,923,888	6,748,046	5,420,748	181,721

	$33,636,543	$33,535,197	$33,797,768	$1,133,013

Pursuant to the above loan agreements, the Group should maintain certain financial covenants including current ratio, debt ratio, tangible net assets and interest coverage ratio.  Such financial ratios are calculated based on the Group’s annual audited consolidated financial statements or semi-annual reviewed consolidated financial statements or subsidiaries’ annual audited financial statements under local GAAP.  As of January 1, 2012, December 31, 2012 and December 31, 2013, the Group was in compliance with all of the loan covenants.

3)	Mortgage loans

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$	US$ (Note 4)

Repayable through January 2014 to June 2018, annual interest rates were 1.36%-2.42%, 1.40%-1.44% and 1.40%-7.20% as of January 1, 2012, December 31, 2012 and December 31, 2013, respectively

UGTW	$583,106	$428,079	$299,850	$10,052
Other subsidiaries	60,000	-	95,327	3,196

	$643,106	$428,079	$395,177	$13,248

As of January 1, 2012, December 31, 2012 and December 31, 2013, loans of NT$9,208,143 thousand, NT$5,557,386 thousand and NT$5,962,343 thousand (US$199,877 thousand), respectively, would mature within one year.  The Group, however, had sufficient long term credit facility obtained before January 1, 2012, December 31, 2012 and December 31, 2013, respectively, to refinance the loans on a long-term basis, and therefore such balances were not classified as current portion of long-term borrowings.

20.	BONDS PAYABLE

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$	US$ (Note 4)

Secured domestic bonds - secured by banks
Repayable at maturity in August 2016; interest due annually with annual interest rate 1.45%	$8,000,000	$8,000,000	$8,000,000	$268,186
Unsecured convertible overseas bonds	-	-	11,922,000	399,665
Secured overseas bonds - secured by the Company
CNY150,000 thousand, repayable at maturity in September 2014; interest due semi-annually with annual interest rate 3.13%	720,730	693,024	733,282	24,582
				(Continued)

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$	US$ (Note 4)

CNY500,000 thousand, repayable at maturity in September 2016; interest due semi-annually with annual interest rate 4.25%	$2,402,435	$2,310,079	$2,444,275	$81,940
	11,123,165	11,003,103	23,099,557	774,373
Less: Unamortized issuance cost	246,627	198,552	220,793	7,401
Discounts on bonds payable	-	-	1,564,759	52,456
	10,876,538	10,804,551	21,314,005	714,516
Less: Current portion	-	-	731,438	24,520

	$10,876,538	$10,804,551	$20,582,567	$689,996
				(Concluded)

In September 2013, the Company offered the third unsecured convertible overseas bonds (the “Bonds”) in US$400,000 thousand.  The Bonds is zero coupon bonds with the maturity of 5 years, in denominations of US$200 thousand or in any integral multiples thereof.  Each holder of the Bonds has the right at any time on or after October 16, 2013 and up to (and including) August 26, 2018, except during legal lock-up period, to convert Bonds into newly issued listed common shares at the conversion price NT$33.085, determined on the basis of a fixed exchange rate of US$1 to NT$29.956.  The conversion price will be adjusted in accordance with the conversion provisions due to anti-dilution clause.  As of December 31, 2013, the conversion price was NT$33.05 (US$1.11).

The Bonds may be redeemed at the option of the Company, in whole or in part, at any time on or after the third anniversary of the offering date provided that (1) the closing price, translated into U.S. dollars, of the common shares for a period of 20 consecutive trading days is at least 130% of the conversion price, (2) at least 90% in aggregate principal amount of the Bonds originally outstanding has been redeemed, repurchased and canceled or converted, or (3) the Company is required to pay additional taxes on the Bonds as a result of certain changes in tax laws in the ROC.

Each holder shall have the right to request the Company repurchase all or any portion of the principal amount thereof of a holder’s Bonds (1) on or after the third anniversary of the offering date, (2) in the event of a change of control, or (3) in the event of delisting.

The Bonds contained a debt host contract, recognized as bonds payable, and the Bonds Options aggregately recognized as financial liabilities at FVTPL.  The effective interest rate of the debt host contract was 3.16% and the aggregate fair value of the Bonds Options was NT$1,667,950 thousand (US$55,915 thousand) on initial recognition.

21.	OTHER PAYABLES

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$	US$ (Note 4)

Payables for property, plant and equipment	$5,699,504	$5,291,348	$3,408,603	$114,268
Accrued salary and bonus	3,288,844	3,974,619	4,414,581	147,991
				(Continued)

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$	US$ (Note 4)

Accrued bonus to employees and remuneration to directors and supervisors	$1,719,333	$1,457,758	$1,778,422	$59,618
Others	4,928,180	4,968,469	5,156,947	172,878

	$15,635,861	$15,692,194	$14,758,553	$494,755
				(Concluded)
22.	RETIREMENT BENEFIT PLANS

a.	Defined contribution plans

1)
The Group adopts the pension plan under the ROC Labor Pension Act (“LPA”), which is a government-managed defined contribution plan, for its ROC resident employees. Based on the LPA, the Group makes monthly contributions to employees’ individual pension accounts at 6% of their monthly salaries.

2)	The subsidiaries located in China, U.S.A., Malaysia, Singapore and Mexico also make contributions at various ranges according to relevant local regulations.

b.	Defined benefit plans

1)
The Company and its subsidiaries in Taiwan joined the defined benefit pension plan under the ROC Labor Standards Law (“LS Law”).  Pension benefits are calculated on the basis of the length of service and average monthly salaries of the last six months before retirement.  The Company and its subsidiaries in Taiwan make contributions based on a certain percentage of their domestic employees monthly salaries to a pension fund administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan.

2)
ASE Japan has a pension plan under which eligible employees with more than ten years of service are entitled to receive pension benefits based on their length of service and salaries at the time of termination of employment.  ASE Japan makes contributions based on a certain amount of pension cost to employees.

ASE Korea also has a pension plan under which eligible employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with ASE Korea, based on their length of service and salaries at the time of termination.  ASE Korea makes contributions based on a certain percentage of pension cost to an external financial institution administered by the management and in the names of employees.

3)
ASE Inc., ASE Test, Inc. and ASE Electronics maintain pension plans for executive managers.  Pension costs under the plans were NT$34,571 thousand and NT$4,950 thousand (US$166 thousand) for the years ended December 31, 2012 and 2013, respectively.  Pension payments were NT$37,642 thousand and NT$2,666 thousand (US$89 thousand) for the years ended December 31, 2012 and 2013, respectively.  As of January 1, 2012, December 31, 2012 and December 31, 2013, accrued pension liabilities for executive managers were NT$209,299 thousand, NT$206,228 thousand and NT$208,512 thousand (US$6,990 thousand), respectively.

4)	The present value of the defined benefit obligation and the related current service cost and past service cost were measured using the projected unit credit method.

Except the pension plans for executive managers, the key assumptions used for the actuarial valuations were as follow:

	January 1, 2012	December 31, 2012	December 31, 2013

Discount rates	0.25%-5.38%	0.23%-4.26%	0.20%-4.94%
Expected rates of salary increase	2.00%-5.54%	2.00%-5.07%	0.00%-5.05%

5)	Amounts recognized in consolidated statements of comprehensive income in respect of the defined benefit plans excluding those for executive managers were as follows:

	Years Ended December 31
	2012	2013
	NT$	NT$	US$ (Note 4)

Service cost
Current service cost	$297,861	$347,629	$11,654
Net interest expense	97,574	77,799	2,608

Components of defined benefit costs recognized in profit or loss	395,435	425,428	14,262

Remeasurement on the net defined benefit liability
Return on plan assets (excluding amounts included in net interest expense)	8,212	16,983	569
Actuarial losses (gains) arising from changes in financial assumptions	360,188	(465,360)	(15,600)
Actuarial losses arising from experience adjustments	365,389	35,839	1,201
Actuarial losses arising from changes in demographic assumptions	84,757	313	11

Components of defined benefit costs recognized in other comprehensive (income) loss	818,546	(412,225)	(13,819)

Total	$1,213,981	$13,203	$443

The pension costs for the years ended December 31, 2012 and 2013 were as follows:

	Years Ended December 31
	2012	2013
	NT$	NT$	US$ (Note 4)

Operating cost	$314,219	$337,069	$11,300

Selling and marketing expenses	10,555	10,181	341
General and administrative expenses	36,502	43,381	1,454
Research and development expenses	34,159	34,797	1,167

	$395,435	$425,428	$14,262

6)	The amounts included in the consolidated balance sheets arising from the Group's obligation in respect of its defined benefit plans excluding those for executive managers were as follows:

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$	US$ (Note 4)

Present value of funded defined benefit obligation	$6,664,941	$7,751,862	$7,472,145	$250,491
Fair value of plan assets	(1,961,355)	(2,682,803)	(3,118,804)	(104,553)
Present value of unfunded defined benefit obligation	4,703,586	5,069,059	4,353,341	145,938
Recorded under others payables	(10,939)	(16,183)	(15,893)	(532)
Recorded under prepaid pension cost	98,533	4,902	-	-

Accrued pension liability	$4,791,180	$5,057,778	$4,337,448	$145,406

Movements in the present value of the defined benefit obligation were as follows:

	Years Ended December 31
	2012	2013
	NT$	NT$	US$ (Note 4)

Balance at January 1	$6,664,941	$7,751,862	$259,868
Current service cost	297,861	347,629	11,654
Interest cost	153,044	156,157	5,235
Remeasurement loss (gain)
Actuarial losses (gains) arising from changes in financial assumptions	360,188	(465,360)	(15,600)
Actuarial losses arising from experience adjustments	365,389	35,839	1,201
Actuarial losses arising from changes in demographic assumptions	84,757	313	11
Benefits paid from the pension fund	(96,901)	(154,608)	(5,183)
Benefits paid from the Group	(29,365)	(99,025)	(3,320)
Exchange differences on foreign plans	(48,052)	(100,662)	(3,375)

Balance at December 31	$7,751,862	$7,472,145	$250,491

Movements in the fair value of the plan assets were as follows:

	Years Ended December 31
	2012	2013
	NT$	NT$	US$ (Note 4)

Balance at January 1	$1,961,355	$2,682,803	$89,936
Interest income	55,470	78,358	2,627
Return on plan assets (excluding amounts included in net interest expense)	(8,212)	(16,983)	(569)
Contributions from plan by employer	734,864	470,592	15,776
Benefits paid	(96,901)	(154,608)	(5,183)
			(Continued)

	Years Ended December 31
	2012	2013
	NT$	NT$	US$ (Note 4)

Exchange differences on foreign plans	$36,227	$58,642	$1,966

Balance at December 31	$2,682,803	$3,118,804	$104,553
			(Concluded)

7)	The fair value of the plan assets by major categories at each balance sheet date was as follows:

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$	US$ (Note 4)

Cash and cash equivalents	$564,775	$1,015,150	$1,140,149	$38,222
Debt instruments	691,250	718,730	1,031,863	34,591
Equity instruments	521,823	662,060	802,066	26,888
Others	183,507	286,863	144,726	4,852

Total	$1,961,355	$2,682,803	$3,118,804	$104,553

Under the ROC LS Law, the government is responsible for the administration of the funds and determination of the investment strategies and policies.  Furthermore, under the local regulations, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks.  The government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. Since the plan assets are held in a commingled fund which is operated and managed by the government’s designated authorities, the Group does not have any right to intervene in the fund’s investment.

The management of ASE Korea is responsible for the administration of the fund and determination of the investment strategies according to related regulations.  ASE Korea is responsible for the shortfall between the fund and the defined benefit obligation.

8)
Significant actuarial assumptions for the determination of the defined obligation excluding those for executive managers are discount rate and expected rates of salary increase.  The sensitivity analysis below has been determined based on reasonably possible changes of the respective assumptions occurring at each balance sheet date, while holding all other assumptions constant.

If the discount rate is 0.5% higher or lower, the defined benefit obligation would decrease by NT$429,981 thousand (US$14,414 thousand) or increase by NT$467,197 thousand (US$15,662 thousand), respectively.  If the expected salary growth increases or decreases by 0.5%, the defined benefit obligation would increase by NT$456,773 thousand (US$15,313 thousand) or decrease by NT$421,586 thousand (US$14,133 thousand), respectively.

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

Furthermore, in presenting the above sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at each balance sheet date, which is the same as that applied in calculating the defined benefit obligation liability recognized in the consolidated balance sheets.

As of December 31, 2013, the average duration of the defined benefit obligation excluding those for executive managers of the Group was 11 to 27 years.

Maturity profile of defined benefit obligation was as follows:

	Expected Benefit Payments
Fiscal Year Ending	NT$	US$ (Note 4)

December 31, 2014	$262,095	$8,786
December 31, 2015	311,534	10,444
December 31, 2016	297,179	9,962
December 31, 2017	359,688	12,058
December 31, 2018	407,644	13,666
December 31, 2019 and thereafter	11,536,008	386,725

The Group expects to make contributions of NT$376,660 thousand (US$12,627 thousand) to the defined benefit plans excluding those for executive managers in the next year starting from January 1, 2014.

23.	EQUITY

a.	Share capital

Ordinary shares

	January 1, 2012	December 31, 2012	December 31, 2013

Numbers of shares authorized (in thousands)	9,500,000	9,500,000	9,600,000

Numbers of shares reserved (in thousands)
Employee share options	800,000	800,000	800,000

Numbers of shares registered (in thousands)	6,753,563	7,594,150	7,756,004
Numbers of shares subscribed in advance (in thousands)	2,144	8,142	31,823

Number of shares issued and fully paid (in thousands)	6,755,707	7,602,292	7,787,827

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$	US$ (Note 4)
Shares authorized	$95,000,000	$95,000,000	$96,000,000	$3,218,237

Shares reserved
Employee share options	$8,000,000	$8,000,000	$8,000,000	$268,186

Shares registered	$67,535,632	$75,941,496	$77,560,040	$2,600,068
Shares subscribed in advance	35,693	106,171	620,218	20,792

Shares issued	$67,571,325	$76,047,667	$78,180,258	$2,620,860

The holders of issued ordinary shares with a par value at $10 per share are entitled the right to vote and receive dividends, except the shares held by the Group’s subsidiaries which are not entitled the right to vote.  As of December 31, 2013, there were 100,000 thousand ordinary shares included in the authorized shares had not completed the share registration process.

In July 2013, the Board of Directors approved the issue of 130,000 thousand ordinary shares for cash capital increase at NT$26.1 (US$0.87) per share.  The aforementioned cash capital increase has been approved by the Financial Supervisory Commission in the ROC and effectively registered on August 15, 2013.  The record date of the cash capital increase was October 2, 2013 and the Company has completed the registration formalities.

American Depositary Receipts

The Company issued ADSs and each ADS represents five ordinary shares.  As of January 1, 2012, December 31, 2012 and December 31, 2013, 89,126 thousand, 105,431 thousand and 96,649 thousand ADSs were outstanding and represented approximately 445,628 thousand, 527,154 thousand and 483,243 thousand ordinary shares of the Company, respectively.

b.	Capital surplus

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$	US$ (Note 4)

Arising from the excess of the consideration received over the carrying amounts of the subsidiaries’ net assets	$-	$2,178,714	$2,178,384	$73,027
Arising from issuance of ordinary shares	1,615,449	1,704,700	4,134,295	138,595
Arising from employee share options	957,933	1,306,310	1,369,232	45,901
Arising from treasury share transactions	1,402,632	83,117	236,214	7,919
Arising from share of changes in capital surplus of associates	-	1,793	3,250	109

	$3,976,014	$5,274,634	$7,921,375	$265,551

As of December 31, 2013, capital surplus arising from issuance of ordinary shares of NT$3,626 thousand (US$122 thousand) represented the reclassification arising from the unexercised portion for employees’ subscription on cash capital increase of the Company (Note 27c).

The premium from ordinary shares issued in excess of par, including the premium from issuance of ordinary shares, treasury share transactions and carrying amount of expired options, may be used to offset deficits; in addition, when the Company has no deficit, such capital surplus may be distributed as cash dividends or transferred to capital up to a certain percentage of the Company’s capital surplus each year.

The capital surplus arising from investments accounted for using the equity method and employee share options may not be used for any purpose.

c.	Retained earnings and dividend policy

The amendments to Articles of Incorporation of ASE Inc. (the “Articles”) were approved by the shareholders in June 2013 providing that annual net income shall be distributed in the following order:

1)	Replenishment of deficits;

2)	10.0% as legal reserve;

3)	Special reserve appropriated or reversed in accordance with laws or regulations set forth by the authorities concerned;

4)	An amount equal to the excess of the income from investments accounted for using the equity method over cash dividends as special reserve;

5)	Addition or deduction of realized gains or losses on equity instruments at fair value through other comprehensive income;

6)	Not more than 1.0% of the remainder, from 1) to 5), as compensation to directors and supervisors;

7)
Between 7.0% to 11.0% of the remainder, from 1) to 5), as bonus to employees, of which 7.0% shall be distributed in accordance with the employee bonus plan and the excess shall be distributed to specified employees at the Board of Directors’ discretion; and

8)	Any remainder from above as dividends to shareholders.

Employees to whom referred in 7) above include employees of subsidiaries that meet certain conditions, which are to be determined by the Board of Directors.

The Company is currently in the mature growth stage.  To meet the capital needs for business development now and in the future and satisfy the shareholders’ demand for cash inflows, the Company shall use residual dividend policy to distribute dividends, of which the cash dividend is not lower than 30% of the total dividend distribution, with the remainder to be distributed in stock.  A distribution plan is also to be made by the Board of Directors and passed for resolution in the shareholders’ meeting.

For the year ended December 31, 2012 and 2013, the accrued bonus to employees of the Company was NT$1,178,222 thousand and NT$1,586,672 thousand (US$53,190 thousand), respectively, and the accrued compensation to directors and supervisors of the Company was NT$235,645 thousand and NT$144,243 thousand (US$4,836 thousand), respectively.  The accrued bonus to employees and compensation to directors and supervisors represented 11% and 1%, respectively, of net income (net of the bonus and compensation) for the year ended December 31, 2013 under the new Articles and 10% and 2%, respectively, of net income (net of the bonus and compensation) for the year ended December 31, 2012 under the former Articles.  Material differences between such estimated amounts and the amounts proposed by the Board of Directors on or before the consolidated financial statements are authorized for issue are adjusted in the year the bonus and remuneration were recognized.  If there is a change in the proposed amounts after the consolidated financial statements are authorized for issue, the differences are recorded as a change in accounting estimate.  If a share bonus is resolved to be distributed to employees, the number of shares is determined by dividing the amount of the share bonus by the closing price (after considering the effect of cash and stock dividends) of the shares of the day immediately preceding the shareholders’ meeting.

In accordance with local regulations, an amount equal to the net debit balance of shareholders’ other equity items (including exchange differences on translating foreign operations, unrealized gain (loss) on available-for-sale financial assets, and the gain or loss on the hedging instrument relating to the effective portion of cash flow hedge) shall be transferred from unappropriated earnings to a special reserve before any appropriation of earnings generated prior to January 1, 2012 shall be made.  Any special reserve appropriated may be reversed to the extent of the decrease in the net debit balance.

In accordance with local regulations, a company should appropriate to a special reserve of an amount that was the same as these of unrealized revaluation increment and cumulative translation differences (gains) transferred to retained earnings as a result of the company’s adoption of the exemptions under IFRS 1.  The special reserve appropriated as above may be reversed in proportion to the usage, disposal or reclassification of the related assets and thereafter distributed.

In accordance with local regulations, the excess of carrying amount over fair value of treasury shares held by the Group’s subsidiaries shall be also transferred from unappropriated earnings to a special reserve in proportion to the shareholdings owned by the Company.  The special reserve appropriated as above may be reversed to retained earnings to the extent of the increase in the fair value.

Appropriation of earnings to legal reserve shall be made until the legal reserve equals the Company’s capital surplus.  Legal reserve may be used to offset deficits.  If the Company has no deficit and the legal reserve has exceeded 25% of the Company’s capital surplus, the excess may be transferred to capital or distributed in cash.

The appropriations of earnings for 2011 and 2012 resolved at the Company’s annual shareholders’ meetings in June 2012 and June 2013, respectively, and the appropriation of 2013 earnings approved by the Company’s Board of Directors in April 2014 and to be resolved by the Company’s annual shareholders’ meeting were as follows:

	Appropriation of Earnings				Dividends Per Share
	For Year 2011	For Year 2012	For Year 2013		For Year 2011	For Year 2012	For Year 2013
	NT$	NT$	NT$	US$ (Note 4)	NT$	NT$	NT$	US$ (Note 4)
					(in dollars)	(in dollars)	(in dollars)	(in dollars)

Legal reserve	$1,372,596	$1,309,136	$1,568,907	$52,595
Special reserve	-	309,992	-	-
Cash dividends	4,325,284	7,987,974	10,156,005	340,463	$0.65	$1.05	$1.30	$0.04
Share dividends	9,315,995	-	-	-	1.40	-	-	-

	$15,013,875	$9,607,102	$11,724,912	$393,058	$2.05	$1.05	$1.30	$0.04

Reversal of special reserve at NT$309,992 thousand (US$10,392 thousand) for year 2013 was also approved by the Company’s Board of Directors in April 2014 and to be resolved by the Company’s annual shareholders’ meeting.

The bonus to employees and the remuneration to directors and supervisors for 2011 and 2012 distributed in cash were also resolved in the aforementioned shareholders’ meetings.  In addition to the 2013 earnings appropriation listed above, the Board of Directors also approved to distribute the bonus to employees and remuneration to directors and supervisors in cash.  The information was as follows:

	For	For
	Year 2011	Year 2012	For Year 2013
	NT$	NT$	NT$	US$ (Note4)

Bonus to employees	$1,235,336	$1,147,223	$1,587,300	$53,212
Remuneration to directors and supervisors	246,000	228,000	144,000	4,827

The differences between the resolved amounts of the bonus to employees and remuneration to directors and supervisors and the accrued amounts reflected in the consolidated financial statements for the year ended December 31, 2011 and 2012 were deemed changes in estimates.  The difference was NT$153,758 thousand and NT$38,644 thousand (US$1,295 thousand) and had been adjusted in earnings for the year ended December 31, 2012 and 2013, respectively.

The appropriations of earnings, bonus to employees and remuneration to directors and supervisors for 2012 were approved according to the Company’s financial statements for the year ended December 31, 2012, which were prepared in accordance with the Guidelines Governing the Preparation of Financial

Reports by Securities Issuers and the accounting principles generally accepted in the ROC.

Information regarding the appropriations of earnings, the bonus to employees and the remuneration to directors and supervisors approved by the Company’s Board of Directors and resolved by the shareholders’ meeting is available on the Market Observation Post System website of the TSE.

d.	Special reserve appropriated in accordance with the local regulations

On January 1, 2013, the Company appropriated to the special reserve of NT$3,353,938 thousand (US$112,435 thousand) relating to the exchange differences on translating foreign operations transferred to retained earnings in accordance with the local regulations.

e.	Others equity items

1)	Exchange differences on translating foreign operations

	2012	2013
	NT$	NT$	US$ (Note 4)

Balance at January 1	$-	$(3,210,248)	$(107,618)
Exchange differences arising on translating foreign operations	(3,210,032)	2,685,647	90,032
Share of exchange difference of associates accounted for using the equity method	(216)	(920)	(31)

Balance at December 31	$(3,210,248)	$(525,521)	$(17,617)

2)	Unrealized gain on available-for-sale financial assets

	2012	2013
	NT$	NT$	US$ (Note 4)

Balance at January 1	$283,460	$355,254	$11,909
Unrealized gain arising on revaluation of available-for-sale financial assets	16,340	14,985	502
Cumulative gain reclassified to profit or loss on disposal of available-for-sale financial assets	(163)	(96)	(3)
Share of unrealized gain on available-for-sale financial assets of associates accounted for using the equity method	55,617	56,103	1,881

Balance at December 31	$355,254	$426,246	$14,289

3)	Cash flow hedges

	2012	2013
	NT$	NT$	US$ (Note 4)

Balance at January 1	$(48,372)	$(3,755)	$(126)
Gain (loss) arising on changes in the fair value of hedging instruments - Interest rate swap contracts	877	(2,597)	(87)
			(Continued)

	2012	2013
	NT$	NT$	US$ (Note 4)

Cumulative gains or losses arising on changes in fair value of hedging instruments reclassified to profit or loss - Interest rate swap contracts	$52,878	$3,842	$129
Income tax related to cash flow hedges	(9,138)	(769)	(26)

Balance at December 31	$(3,755)	$(3,279)	$(110)
			(Concluded)

f.	Treasury shares

	Balance at		Retirement/	Balance at
	January 1	Addition	Decrease	December 31
	(in thousand shares)	(in thousand shares)	(in thousand shares)	(in thousand shares)

Year ended December 31, 2012

Shares held by subsidiaries	127,981	17,902	-	145,883
Repurchase under share buyback plan	105,475	-	105,475	-
	233,456	17,902	105,475	145,883

Year ended December 31, 2013

Shares held by subsidiaries	145,883	-	-	145,883

The Company’s shares held by its subsidiaries at each balance sheet date were as follows:

	Shares Held By Subsidiaries	Carrying amount	Carrying amount	Fair Value (Level 1)	Fair Value (Level 1)
	(in thousand shares)	NT$	US$ (Note 4)	NT$	US$ (Note 4)

January 1, 2012

ASE Test	77,377	$1,380,721		$2,004,060
J&R Holding	40,972	381,709		1,061,186
ASE Test, Inc.	9,632	196,677		249,456

	127,981	$1,959,107		$3,314,702

December 31, 2012

ASE Test	88,200	$1,380,721		$2,222,652
J&R Holding	46,704	381,709		1,176,935
ASE Test, Inc.	10,979	196,677		276,665

	145,883	$1,959,107		$3,676,252
					(Continued)

	Shares Held By Subsidiaries	Carrying amount	Carrying amount	Fair Value (Level 1)	Fair Value (Level 1)
	(in thousand shares)	NT$	US$ (Note 4)	NT$	US$ (Note 4)

December 31, 2013

ASE Test	88,200	$1,380,721	$46,287	$2,443,153	$81,902
J&R Holding	46,704	381,709	12,796	1,293,694	43,369
ASE Test, Inc.	10,979	196,677	6,593	304,112	10,195

	145,883	$1,959,107	$65,676	$4,040,959	$135,466
					(Concluded)

The Company issued ordinary shares in connection with its merger with its subsidiaries.  The shares held by its subsidiaries were reclassified from investments accounted for using the equity method to treasury shares on the proportion owned by the Company.  Treasury shares increased 17,902 thousand shares due to the Company’s distribution of stock dividends during 2012.

Under the Securities and Exchange Act in the ROC, the Company shall neither pledge treasury shares nor exercise shareholders’ rights on these shares, such as rights to dividends and voting.  The subsidiaries holding treasury shares, however, retain shareholders’ rights except the rights to participate in any share issuance for cash and voting.

g.	Non-controlling interests

	2012	2013
	NT$	NT$	US$ (Note 4)

Balance at January 1	$1,512,947	$3,505,743	$117,524
Attributable to non-controlling interests:
Share of profit for the year	456,681	465,656	15,610
Exchange difference on translating foreign operations	(59,591)	131,621	4,412
Unrealized gain (loss) on available-for-sale financial assets	362	(50)	(2)
Additional non-controlling interests arising from partial disposal of subsidiaries (Note 29)	1,454,165	-	-
Purchase of non-controlling interests (Note 29)	(10,967)	-	-
Cash capital increase of subsidiary (Note 29)	-	27,826	933
Non-controlling interest relating to outstanding vested share options held by the employees of subsidiaries	175,194	100,547	3,371
Defined benefit plan actuarial losses	(249)	(3,385)	(113)
Cash dividends to non-controlling interests	(22,799)	(99,597)	(3,339)

Balance at December 31	$3,505,743	$4,128,361	$138,396

24.	PROFIT BEFORE INCOME TAX

a.	Other income and expenses

	For the Years Ended December 31
	2012	2013
	NT$	NT$	US$ (Note 4)

Rental income	$58,552	$63,130	$2,116
Gains on disposal of property, plant and equipment and other assets	18,743	127,375	4,270
Impairment loss on property, plant and equipment	(73,541)	(495,547)	(16,612)
Loss on damages and claims	(121,831)	(1,058,810)	(35,495)
Others	201,269	15,606	523

	$83,192	$(1,348,246)	$(45,198)

b.	Other income

	For the Years Ended December 31
	2012	2013
	NT$	NT$	US$ (Note 4)

Interest income - mainly from bank deposits	$322,197	$212,801	$7,134
Government subsidy	164,762	149,634	5,016
Dividends income	66,129	131,449	4,407

	$553,088	$493,884	$16,557

c.	Other gains and losses

	For the Years Ended December 31
	2012	2013
	NT$	NT$	US$ (Note 4)

Net gains (losses) arising on financial instruments held for trading	$(761,276)	$615,207	$20,624
Net gains on financial assets designated as at FVTPL	43,612	180,152	6,039
Foreign exchange gains or losses, net	965,404	(276,201)	(9,259)
Impairment loss on financial assets	(23,693)	(196,325)	(6,581)
Bargain purchase gain	-	28,860	967
Others	20,783	96,193	3,225

	$244,830	$447,886	$15,015

d.	Finance costs

		For the Years Ended December 31
		2012	2013
		NT$	NT$	US$ (Note 4)

Total interest expense for financial liabilities measured at amortized cost		$2,200,276	$2,433,868	$81,591
Less:	Amounts included in the cost of qualifying assets
	Inventories related to real estate business	(46,476)	(42,999)	(1,441)
	Property, plant and equipment	(202,363)	(137,567)	(4,612)
		1,951,437	2,253,302	75,538
Loss arising on derivatives as designated hedging instruments in cash flow hedge accounting relationship reclassified from equity to profit or loss		52,878	3,842	129
Other finance costs		38,229	50,311	1,687

		$2,042,544	$2,307,455	$77,354

Information relating to the capitalized borrowing costs was as follows:

	For the Years Ended December 31
	2012	2013

Annual interest capitalization rates
Inventories related to real estate business	5.23%-7.22%	5.90%-7.21%
Property, plant and equipment	1.62%-5.88%	1.54%-6.15%

e.	Depreciation and amortization

	For the Years Ended December 31
	2012	2013
	NT$	NT$	US$ (Note 4)

Property, plant and equipment	$22,473,857	$24,696,607	$827,912
Intangible assets	962,022	774,304	25,957

Total	$23,435,879	$25,470,911	$853,869

Summary of depreciation by function
Operating costs	$20,880,124	$23,025,115	$771,878
Operating expenses	1,593,733	1,671,492	56,034

	$22,473,857	$24,696,607	$827,912

Summary of amortization by function
Operating costs	$508,869	$397,976	$13,341
Operating expenses	453,153	376,328	12,616

	$962,022	$774,304	$25,957

f.	Employee benefits expense

	For the Years Ended December 31
	2012	2013
	NT$	NT$	US$ (Note 4)

Post-employment benefits (Note 22)
Defined contribution plans	$1,095,039	$1,324,178	$44,391
Defined benefit plans	430,006	430,378	14,428
	1,525,045	1,754,556	58,819
Equity-settled share-based payments	537,461	260,801	8,743
Salary, incentives and bonus	30,139,149	34,032,023	1,140,865
Other employee benefits	4,703,034	5,211,948	174,722

	$36,904,689	$41,259,328	$1,383,149

Summary of employee benefits expense by function
Operating costs	$24,802,599	$28,053,492	$940,446
Operating expenses	12,102,090	13,205,836	442,703

	$36,904,689	$41,259,328	$1,383,149

25.	INCOME TAX

a.	Income tax expense recognized in profit or loss

The major components of income tax expense were as follows:

	For the Years Ended December 31
	2012	2013
	NT$	NT$	US$ (Note 4)

Current income tax
In respect of the current year	$2,595,070	$2,594,114	$86,963
Income tax expense of unappropriated earnings	33,131	209,616	7,027
In respect of prior years	6,747	(91,633)	(3,072)
	2,634,948	2,712,097	90,918

Deferred income tax
In respect of the current year	453,692	821,592	27,543
Effect of foreign currency exchange differences	(134,722)	(62,285)	(2,088)
Others	6,508	28,191	945
	325,478	787,498	26,400

Income tax expense recognized in profit or loss	$2,960,426	$3,499,595	$117,318

A reconciliation of income tax expense calculated at the statutory rate and income tax expense recognized in profit or loss was as follows:

	For the Years Ended December 31
	2012	2013
	NT$	NT$	US$ (Note 4)

Profit before income tax	$16,608,724	$19,369,756	$649,338

Income tax expense calculated at the statutory rate	$3,392,253	$3,684,109	$123,503
Nontaxable income in determining taxable income	(14,379)	(172,322)	(5,777)
Tax-exempt income	(312,587)	(373,113)	(12,508)
Additional income tax on unappropriated earnings	33,131	558,042	18,707
Loss carry-forward and income tax credits currently used	(852,351)	(684,309)	(22,940)
Remeasurement of deferred income tax assets, net	318,953	341,863	11,461
Adjustments for prior years’ tax	6,747	(91,633)	(3,072)
Land value increment tax	388,659	236,958	7,944

Income tax expense recognized in profit or loss	$2,960,426	$3,499,595	$117,318

For the years ended December 31, 2012 and 2013, the Group applied a tax rate of 17% for entities subject to the Income Tax Law of the ROC; for the subsidiaries located in China, the applied tax rate was 25%; and for other jurisdictions, the Group measures taxes by using the applicable tax rate for each individual jurisdiction.

b.	Income tax expense recognized in other comprehensive income

	For the Years Ended December 31
	2012	2013
	NT$	NT$	US$ (Note 4)

Deferred income tax
Actuarial gains or losses on defined benefit plan	$140,880	$(66,706)	$(2,236)
Fair value changes of hedging instruments for cash flow hedges	(9,138)	(769)	(26)

	$131,742	$(67,475)	$(2,262)

c.	Current tax assets and liabilities

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$	US$ (Note 4)

Current tax assets
Tax refund receivable	$28,143	$187,570	$92,430	$3,098
Prepaid income tax	73,488	56,105	58,166	1,950

	$101,631	$243,675	$150,596	$5,048
				(Continued)

	January 1, 2012	December 31, 2012	December 31,2013
	NT$	NT$	NT$	US$ (Note 4)

Current tax liabilities
Income tax payable	$3,405,021	$3,813,148	$4,225,390	$141,649
				(Concluded)

d.	Deferred tax assets and liabilities

The Group offset certain deferred tax assets and deferred tax liabilities which met the offset criteria.

The movements of deferred tax assets and deferred tax liabilities were as follows:

	Balance at January 1	Profit or Loss	Other Comprehensive Income	Additions through Business Combinations	Exchange Differences	Balance at December 31
	NT$	NT$	NT$	NT$	NT$	NT$

Year ended December 31, 2012

Temporary differences
Property, plant and equipment	$(476,385)	$(482,679)	$-	$-	$(18,224)	$(977,288)
Defined benefit obligation	919,981	(1,192)	140,880	-	(62,151)	997,518
Cash flow hedges	9,907	-	(9,138)	-	-	769
FVTPL financial instruments	(60,846)	122,337	-	-	8	61,499
Others	430,077	59,003	-	95	(43,271)	445,904
	822,734	(302,531)	131,742	95	(123,638)	528,402
Loss carry-forward	203,114	179,909	-	-	(2,329)	380,694
Investment credits	1,234,295	(198,961)	-	2,518	(8,755)	1,029,097
Others	-	(3,895)	-	3,895	-	-

	$2,260,143	$(325,478)	$131,742	$6,508	$(134,722)	$1,938,193

Year ended December 31, 2013

Temporary differences
Property, plant and equipment	$(977,288)	$(730,743)	$-	$-	$23,415	$(1,684,616)
Defined benefit obligation	997,518	(16,526)	(66,706)	-	(59,746)	854,540
Cash flow hedges	769	-	(769)	-	-	-
FVTPL financial instruments	61,499	(73,832)	-	-	4	(12,329)
Others	445,904	336,473	-	-	(14,633)	767,744
	528,402	(484,628)	(67,475)	-	(50,960)	(74,661)
Loss carry-forward	380,694	(117,007)	-	-	6,344	270,031
Investment credits	1,029,097	(185,863)	-	-	(17,669)	825,565

	$1,938,193	$(787,498)	$(67,475)	$-	$(62,285)	$1,020,935
	Balance at January 1	Profit or Loss	Other Comprehensive Income	Additions through Business Combinations	Exchange Differences	Balance at December 31
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Year ended December 31, 2013

Temporary differences
Property, plant and equipment	$(32,762)	$(24,497)	$-	$-	$785	$(56,474)
Defined benefit obligation	33,440	(554)	(2,236)	-	(2,003)	28,647
Cash flow hedges	26	-	(26)	-	-	-
FVTPL financial instruments	2,062	(2,475)	-	-	-	(413)
Others	14,948	11,280	-	-	(491)	25,737
	17,714	(16,246)	(2,262)	-	(1,709)	(2,503)
Loss carry-forward	12,762	(3,923)	-	-	213	9,052
Investment credits	34,499	(6,231)	-	-	(592)	27,676

	$64,975	$(26,400)	$(2,262)	$-	$(2,088)	$34,225

e.	Items for which no deferred tax assets have been recognized

Unrecognized deferred tax assets related to loss carry-forward, investment credits and deductible temporary differences were summarized as follows:

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$	US$ (Note 4)

Loss carry-forward	$393,365	$592,364	$669,410	$22,441
Investment credits	193,703	483,151	91,536	3,068
Deductible temporary differences	427,894	571,696	901,580	30,224

	$1,014,962	$1,647,211	$1,662,526	$55,733

The unrecognized loss carry-forward will expire through 2023 and the unrecognized investment credits will expire through 2017.

f.	Information about unused loss carry-forward, unused investment credits, tax-exemption and other tax relief

As of December 31, 2013, the unused loss carry-forward comprised of:

Year of Expiry	NT$	US$
		(Note 4)

2014	$77,210	$2,588
2015	87,741	2,941
2016	125,379	4,203
2017	340,695	11,421
2018	272,995	9,152
2019 and thereafter	35,421	1,188

	$939,441	$31,493

As of December 31, 2013, unused investment credits comprised of:

		Remaining Creditable Amount
Laws and Statutes	Tax Credit Source	NT$	US$	Expiry Year
			(Note 4)

Statute for Upgrading Industries	Purchase of machinery and equipment	$819,756	$27,481	2015 and thereafter
	Research and development expenditures	5,295	177	2015
	Others	92,050	3,086	2017

		$917,101	$30,744

As of December 31, 2013, profits attributable to the following expansion projects were exempted from income tax for a 3-year or 5-year period:

Tax-exemption Period

Construction and expansion of 2004 by the Company	2012.01 to 2016.12
Construction and expansion of 2005 by the Company	2012.01 to 2016.12
(Continued)

Tax-exemption Period

Construction and expansion of 2007 by Power ASE	2013.01 to 2015.12
Construction and expansion of 2005 by ASE Test Inc.	2011.01 to 2015.12
Construction and expansion of 2005 by ASE Electronics Inc.	2012.01 to 2016.12
(Concluded)

In addition, the Group had additional 5 unused construction and expansion projects.

Some China subsidiaries qualify as high technology enterprises which entitle them to a reduced income tax rate of 15% and also make them eligible to deduct certain times of research and development expenses from their taxable income.

g.	Unrecognized deferred tax liabilities associated with investments

As of January 1, 2012, December 31, 2012 and December 31, 2013, the taxable temporary differences associated with investments in subsidiaries for which no deferred tax liabilities have been recognized were NT$8,038,671 thousand, NT$8,362,597 thousand and NT$9,326,560 thousand (US$312,657 thousand), respectively.

h.	Integrated income tax

As of January 1, 2012, December 31, 2012 and December 31, 2013, unappropriated earnings were all generated on and after January 1, 1998.  As of January 1, 2012, December 31, 2012 and December 31, 2013, the balance of the Imputation Credit Account (“ICA”) was NT$502,789 thousand, NT$598,571 thousand and NT$733,341 thousand (US$24,584 thousand), respectively.

The creditable ratio for the distribution of earnings of 2012 and 2013 was 6.95% and 5.28% (estimated), respectively.

Under the Integrated Income Tax System, ROC resident shareholders are allowed a tax credit for their proportionate share of the income tax paid in the ROC by the Company on earnings generated after January 1, 1998.  Non-resident shareholders are allowed only a tax credit from the 10% income tax on undistributed earnings, which can be used to reduce the withholding income tax on dividends.  An ICA is maintained by the Company for such income tax and the tax credit allocated to each shareholder.  The maximum credit available for allocation to each shareholder cannot exceed the balance shown in the ICA on the date of dividend distribution.  The expected creditable ratio for the 2013 earnings may be adjusted, depending on the ICA balance on the date of dividend distribution.

According to legal interpretation No. 10204562810 announced by the Taxation Administration of the Ministry of Finance in the ROC, when calculating imputation credits in the year of first-time adoption of IFRSs, the cumulative retained earnings include the net increase or net decrease in retained earnings arising from first-time adoption of IFRSs.

i.
Income tax returns of ASE Inc. and its subsidiaries in Taiwan have been examined by authorities through 2010 and through 2010 and 2011, respectively.  ASE Inc. and some of its subsidiaries in Taiwan disagreed with the result of examinations relating to its income tax returns for 2004 through 2010 and applied for appeal procedures.  The related income tax expenses in the years resulting from the examinations have been accrued in respective tax years.

26.	EARNINGS PER SHARE

The earnings and weighted average number of ordinary shares outstanding in the computation of earnings per share were as follows:

Profit for the year

	For the Years Ended December 31
	2012	2013
	NT$	NT$	US$ (Note 4)

Profit for the year attributable to owners of the Company	$13,191,617	$15,404,505	$516,410
Effect of potentially dilutive ordinary shares:
Employee share options issued by subsidiaries	(102,587)	(131,756)	(4,417)
Convertible bonds	-	156,193	5,236

Earnings used in the computation of diluted earnings per share	$13,089,030	$15,428,942	$517,229

Weighted average number of ordinary shares outstanding (in thousand shares):

	For the Years Ended December 31
	2012	2013

Weighted average number of ordinary shares in computation of basic earnings per share	7,445,469	7,508,539
Effect of potentially dilutive ordinary shares:
Convertible bonds	-	117,085
Employee share options	70,057	67,081
Bonus to employees	52,695	54,926

Weighted average number of ordinary shares in computation of diluted earnings per share	7,568,221	7,747,631

For purposes of the ADS calculation, the denominator represents the above-mentioned weighted average outstanding shares divided by five (one ADS represents five ordinary shares).  The numerator was the same.

The Group is able to settle the bonus to employees by cash or shares.  The Group presumed that the entire amount of the bonus would be settled in shares and the resulting potential shares were included in the weighted average number of ordinary shares outstanding used in the computation of diluted earnings per share if the effect is dilutive.  Such dilutive effect of the potential shares was included in the computation of diluted earnings per share until the shareholders approve the number of shares to be distributed to employees at their meeting in the following year.

27.	SHARE-BASED PAYMENT ARRANGEMENTS

a.	Employee share option plans of the Company and its subsidiaries

In order to attract, retain and reward employees, ASE Inc. has four employee share option plans for full-time employees of the Group.  Each unit represents the right to purchase one ordinary share of ASE Inc. when exercised.  Under the terms of the plans, share options are granted at an exercise price equal to or not less than the closing price of the ordinary shares listed on the TSE at the grant date.  The option rights of these plans are valid for 10 years, non-transferable and exercisable at certain percentages subsequent to the second anniversary of the grant date.  For any subsequent changes in the Company’s capital structure, the exercise price is accordingly adjusted.

ASE Inc. Option Plans

Information about share options was as follows:

	For the Years Ended December 31
	2012		2013
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price
	(In	Per Share	(In	Per Share
	Thousands)	(NT$)	Thousands)	(NT$)

Balance at January 1	371,034	$22.8	344,332	$20.3
Options forfeited	(6,233)	22.6	(3,307)	20.7
Options expired	(9)	5.5	(10)	7.4
Options exercised	(20,460)	15.4	(55,535)	19.3

Balance at December 31	344,332	20.3	285,480	20.5

Options exercisable, end of year	243,930	20.1	228,685	20.4

The weighted average share prices at the dates of exercise of share options for the years ended December 31, 2012 and 2013 was NT$25.2 and NT$26.2 (US$0.88), respectively.

Information about the Company’s outstanding share options at each balance sheet date was as follows:

	Range of Exercise Price Per Share (NT$)	Weighted Average Remaining Contractual Life (Years)

January 1, 2012	$ 7.0	1.0
	10.3-15.4	2.6
	23.3-25.8	7.4

December 31, 2012	8.4-13.5	1.6
	20.4-22.6	6.4

December 31, 2013	11.1-13.5	0.6
	20.4-22.6	5.4

ASE Mauritius Inc. Option Plan

ASE Mauritius Inc. has an employee share option plan for full-time employees of the Group which granted 30,000 thousand units in December 2007.  Under the terms of the plan, each unit represents the right to purchase one ordinary share of ASE Mauritius Inc. when exercised.  The option rights of the plan are valid for 10 years, non-transferable and exercisable at certain percentages subsequent to the second anniversary of the grant date.

Information about share options was as follows:

	For the Years Ended December 31
	2012		2013
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price
	(In	Per Share	(In	Per Share
	Thousands)	(US$)	Thousands)	(US$)

Balance at January 1	28,770	$1.7	28,595	$1.7
Options forfeited	(175)	1.7	(50)	1.7

Balance at December 31	28,595	1.7	28,545	1.7

Options exercisable, end of year	28,575	1.7	28,545	1.7

As of January 1, 2012, December 31, 2012 and December 31, 2013, the share options were all vested and the remaining contractual life was 6 years, 5 years and 4 years, respectively.

USIE Option Plans

The terms of the plans issued by USIE were the same with those of the Company’s option plans.

Information about share options was as follows:

	For the Years Ended December 31
	2012		2013
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price
	(In	Per Share	(In	Per Share
	Thousands)	(US$)	Thousands)	(US$)

Balance at January 1	35,462	$2.1	34,966	$2.1
Options forfeited	(283)	2.1	(27)	2.9
Options exercised	(213)	1.5	-	-

Balance at December 31	34,966	2.1	34,939	2.1

Options exercisable, end of year	22,252	1.7	28,281	2.0

Information on USIE’s outstanding share option at each balance sheet date was as follows:

	Range of Exercise Price Per Share (US$)	Weighted Average Remaining Contractual Life (Years)

January 1, 2012	$1.5	6.0
	2.4-2.9	8.9

December 31, 2012	1.5	5.0
	2.4-2.9	7.8
		(Continued)

	Range of Exercise Price Per Share (US$)	Weighted Average Remaining Contractual Life (Years)

December 31, 2013	$1.5	4.0
	2.4-2.9	6.8
		(Concluded)

b.	Fair value of share options

Share options granted by the Group were measured using the Black-Scholes Option Pricing Model or the Hull & White Model (2004) incorporated with Ritchken’s Trinomial Tree Model (1995), and the inputs to the models were as follows:

	ASE Inc.	ASE Mauritius Inc.	USIE

Share price/market price at the grant date	NT$28.60-30.65	US$1.7	US$1.53-2.62
Exercise prices	NT$28.60-30.65	US$1.7	US$1.53-2.94
Expected volatility	28.59%-40.82%	47.21%	32.48%-42.58%
Expected lives	10 years	10 years	11 years
Expected dividend yield	3.00%-4.00%	-	-
Risk free interest rates	1.56%-2.51%	3.87%-3.90%	1.63%-4.02%

Expected volatility was based on the historical share price volatility over the past 10 years of ASE Inc. and the comparable companies of ASE Mauritius Inc. and USIE, respectively.  Under the Hull & White Model (2004) incorporated with Ritchken’s Trinomial Tree Model (1995) to allow for the effects of early exercise, the Group assumed that employees would exercise the options after vesting date when the share price was 1.58-1.69 times the exercise price.

In addition, in December 2013, USIE had modified the terms of its option plan granted in 2007 to extend the valid period from 10 years to 11 years.  The incremental fair value of NT$15,497 thousand (US$520 thousand) was all recognized as employee benefits expense in 2013 since the options were all vested.

Employee benefits expense recognized on employee share options was NT$537,461 thousand and NT$234,093 thousand (US$7,848 thousand) for the years ended December 31, 2012 and 2013, respectively.

c.	New shares issued under cash capital increase reserved for subscription by employees

In July 2013, the Board of Directors approved the cash capital increase and, as required under the Company Act of the ROC, simultaneously granted options to employees to purchase 15% of such newly issued shares with such options exercisable within 3 days and vested when granted.  The grant of the options was treated as employee options, accordingly a share-based compensation, and measured at fair value in accordance with IFRS 2.  The Group recognized employee benefits expense and capital surplus of NT$26,708 thousand (US$895 thousand) in full at the grant date (also the vested date).

Information about the Company’s employee share options related to the aforementioned newly issued shares was as follows:

	Number of Options (In Thousand)	Weighted Average Exercise Price Per Share (NT$)

Balance at January 1, 2013	-	$-
Options granted	14,437	1.85
Options exercised	(12,477)	1.85
Options forfeited	(1,960)	-

Balance at December 31, 2013	-	-

Fair value was measured using the Black-Scholes Option Pricing Model and the inputs to the model were as follows:

Share price at the grant date	NT$27.95 (US$0.94) per share
Exercise price	NT$26.10 (US$0.87) per share
Expected volatility	17.98%
Expected lives	3 days
Expected dividend yield	-
Risk free interest rate	0.57%

Expected volatility was based on the Company’s historical share prices volatility.

28.	BUSINESS COMBINATIONS

a.	Subsidiaries acquired

	Principal Activity	Date of Acquisition	Proportion of Voting Equity Interests Acquired	Cash Consideration
				NT$

Yang Ting	Packaging and testing of semiconductors	January 13, 2012	100%	$300,016
Wuxi Tongzhi	Packaging and testing of semiconductors	May 27, 2013	100%	$338,021

b.	Consideration transferred, fair value of assets acquired and liabilities assumed as well as net cash outflow on acquisition of subsidiaries at the acquisition dates were as follows:

1)	Yang Ting

NT$

Current assets	$171,015
Non-current assets
Property, plant and equipment	265,902
Other non-current assets	4,574
Current liabilities	(96,929)
(Continued)

NT$

Non-current liabilities
Long-term borrowings	$(44,800)
Other non-current liabilities	(1,200)
298,562
Goodwill	1,454
Total consideration	300,016
Less: Cash and cash equivalent acquired	(38,409)

Net cash outflow on acquisition of Yang Ting	$261,607
(Concluded)

Goodwill arising on above acquisition was not expected to be deductible for tax purposes.

2)	Wuxi Tongzhi

	NT$	US$ (Note 4)

Current assets	$158,100	$5,300
Non-current assets
Property, plant and equipment	258,420	8,663
Other non-current assets	35,656	1,195
Current liabilities	(85,295)	(2,859)
	366,881	12,299
Bargain purchase gain - recognized in other gains and losses	(28,860)	(967)
Total consideration	338,021	11,332
Less: Cash and cash equivalent acquired	(87,634)	(2,938)

Net cash outflow on acquisition of Wuxi Tongzhi	$250,387	$8,394

c.	Impact of acquisitions on the operating results of the Group

The operating results of Yang Ting, since the acquisition date to December 31, 2012, included in the consolidated statements of comprehensive income were operating revenue NT$321,748 thousand and loss for the period NT$183,010 thousand.

The operating results of Wuxi Tongzhi, since the acquisition date to December 31, 2013, included in the consolidated statements of comprehensive income were operating revenue NT$316,380 thousand (US$10,606 thousand) and profit for the period NT$15,762 thousand (US$528 thousand).

d.	Pro-forma information

Had these business combinations been in effect at the beginning of each year, the Group’s operating revenues for the years ended December 31, 2012 and 2013 would have been NT$193,972,392 thousand and NT$220,093,736 thousand (US$7,378,268 thousand), respectively, and profit for the years ended December 31, 2012 and 2013 would have been NT$13,648,298 thousand and NT$15,873,615 thousand (US$532,136 thousand), respectively.

This pro-forma information is for illustrative purposes only and is not necessarily an indication of operating revenue and results of operations of the Group that actually would have been achieved had the acquisition been completed at the beginning of each year, nor is it intended to be a projection of future results.

29.	EQUITY TRANSACTIONS WITH NON-CONTROLLING INTERESTS

The Group’s subsidiary, Luchu, issued new ordinary shares for cash capital increase of NT$400,000 thousand (US$13,409 thousand) in August 2013.  The Group subscribed for additional new shares at a percentage different from its existing ownership percentage and accordingly the Group’s shareholdings of Luchu increased from 84.3% to 86.1%.

PowerASE was merged into the Company in May 2012 and the Company acquired the remaining outstanding 733 thousand shares at the consideration of NT$10,933 thousand.

The ordinary shares of USISH have been traded on the SSE under the symbol “601231” since February 2012 and USISH issued ordinary shares upon its public offering for CNY773,419 thousand.  After the public offering, the Group’s shareholdings of USISH decreased from 99.2% to 88.6% since the Group did not subscribe the additional shares of the offering.

The above transactions were accounted for as equity transactions since the Group did not cease to have control over these subsidiaries.

30.	NON-CASH TRANSACTIONS

For the years ended December 31, 2012 and 2013, the Group entered into the following non-cash investing activities which were not reflected in the consolidated statements of cash flows:

	For the Years Ended December 31
	2012	2013
	NT$	NT$	US$ (Note 4)

Payments for property, plant and equipment
Purchase of property, plant and equipment	$38,976,825	$27,044,072	$906,607
Increase (decrease) in prepayments for property, plant and equipment	(153,122)	327,810	10,989
Decrease in payables for property, plant and equipment	408,156	1,908,404	63,976
Capitalized borrowing costs	(202,363)	(137,567)	(4,612)

	$39,029,496	$29,142,719	$976,960

Proceeds from disposal of property, plant and equipment
Consideration from disposal of property, plant and equipment	$442,675	$350,873	$11,762
Decrease in other receivables	42,125	673	23

	$484,800	$351,546	$11,785

31.	OPERATING LEASE ARRANGEMENTS

Except those discussed in Note 18, the Company and its subsidiary, ASE Test, Inc., lease the land on which their buildings are located under various operating lease agreements with the ROC government expiring through January 2023.  The agreements grant these entities the option to renew the leases and reserve the right for the lessor to adjust the lease payments upon an increase in the assessed value of the land and to terminate the leases under certain conditions.  In addition, the Group leases buildings, machinery and equipment under operating leases.

The subsidiaries’ offices located in U.S.A. and Japan, etc. are leased from other parties and the lease term will expire through 2014 to 2017 with the option to renew the leases upon expiration.

The Group recognized rental expense of NT$1,026,384 thousand and NT$1,301,550 thousand (US$43,632 thousand) for the years ended December 31, 2012 and 2013, respectively.

32.	CAPITAL MANAGEMENT

The capital structure of the Group consists of debt and equity.  The Group manages its capital to ensure that entities in the Group will be able to continue as going concerns while maximizing the return to shareholders through the optimization of the debt and equity balance.  Key management personnel of the Group periodically reviews the cost of capital and the risks associated with each class of capital.  In order to balance the overall capital structure, the Group may adjust the amount of dividends paid to shareholders, the number of new shares issued or repurchased, and the amount of new debt issued or existing debt redeemed.

The Group is not subject to any externally imposed capital requirements except those discussed in Note 19.

33.	FINANCIAL INSTRUMENTS

a.	Fair value of financial instruments

1)	Fair value measurements recognized in the consolidated balance sheet

The following table provides an analysis of financial instruments that are measured at fair value subsequent to initial recognition, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

a)	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

b)
Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices); and

c)	Level 3 fair value measurements are those derived from valuation techniques that include inputs for those assets or liabilities that are not based on observable market data (unobservable inputs).

Assets and liabilities measured at fair value on a recurring basis

The following table presents the Group’s assets and liabilities measured at fair value on a recurring basis as of January 1, 2012, December 31, 2012 and December 31, 2013:

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$

January 1, 2012

Financial assets at FVTPL
Derivative financial assets
Swap contracts	$-	$478,504	$-	$478,504
Forward exchange contracts	-	10,812	-	10,812
				(Continued)

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$

Non-derivative financial assets held for trading
Open-end mutual funds	$170,581	$-	$-	$170,581
Quoted shares	46,858	-	-	46,858

	$217,439	$489,316	$-	$706,755

Available-for-sale financial assets
Limited partnership	$-	$-	$447,112	$447,112
Unquoted shares	-	-	446,171	446,171
Quoted shares	197,052	-	-	197,052
Private-placement shares	-	24,827	-	24,827

	$197,052	$24,827	$893,283	$1,115,162

Financial liabilities at FVTPL
Derivative financial liabilities
Swap contracts	$-	$81,450	$-	$81,450
Forward exchange contracts	-	13,944	-	13,944
Cross currency swap contracts	-	38,880	-	38,880

	$-	$134,274	$-	$134,274

Derivative financial liabilities for hedging
Interest rate swap contract	$-	$58,279	$-	$58,279

December 31, 2012

Financial assets at FVTPL
Financial assets designated as at FVTPL
Dual currency deposits	$-	$2,178,381	$-	$2,178,381
Structured time deposits	-	1,644,601	-	1,644,601

Derivative financial assets
Swap contracts	-	18,890	-	18,890
Forward exchange contracts	-	3,326	-	3,326

Non-derivative financial assets held for trading
Open-end mutual funds	171,802	-	-	171,802
Quoted shares	18,000	-	-	18,000

	$189,802	$3,845,198	$-	$4,035,000

Available-for-sale financial assets
Limited Partnership	$-	$-	$518,452	$518,452
Quoted shares	301,146	-	-	301,146
				(Continued)

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$

Unquoted shares	$-	$-	$258,231	$258,231
Private-placement shares	-	67,146	-	67,146

	$301,146	$67,146	$776,683	$1,144,975

Financial liabilities at FVTPL
Derivative financial liabilities
Swap contracts	$-	$423,366	$-	$423,366
Forward exchange contracts	-	35,883	-	35,883
Foreign currency option contracts	-	7,899	-	7,899

	$-	$467,148	$-	$467,148

Derivative financial liabilities for hedging
Interest rate swap contracts	$-	$4,524	$-	$4,524
				(Concluded)

	Level 1		Level 2		Level 3		Total
	NT$	US$ (Note 4)	NT$	US$ (Note 4)	NT$	US$ (Note 4)	NT$	US$ (Note 4)

December 31, 2013

Financial assets at FVTPL
Financial assets designated as at FVTPL
Structured time deposits	$-	$-	$2,228,643	$74,711	$-	$-	$2,228,643	$74,711
Private-placement convertible bonds	-	-	100,500	3,369	-	-	100,500	3,369

Derivative financial assets
Swap contracts	-	-	219,324	7,353	-	-	219,324	7,353
Forward exchange contracts	-	-	10,178	341	-	-	10,178	341

Non-derivative financial assets held for trading
Open-end mutual funds	172,000	5,766	-	-	-	-	172,000	5,766
Quoted shares	33,624	1,127	-	-	-	-	33,624	1,127

	$205,624	$6,893	$2,558,645	$85,774	$-	$-	$2,764,269	$92,667

Available-for-sale financial assets
Open-end mutual funds	$2,321,826	$77,835	$-	$-	$-	$-	$2,321,826	$77,835
Limited partnership	-	-	-	-	583,441	19,559	583,441	19,559
Quoted shares	328,656	11,018	-	-	-	-	328,656	11,018
Unquoted shares	-	-	-	-	213,721	7,165	213,721	7,165
Private-placement shares	-	-	69,655	2,335	-	-	69,655	2,335

	$2,650,482	$88,853	$69,655	$2,335	$797,162	$26,724	$3,517,299	$117,912
								(Continued)

	Level 1		Level 2		Level 3		Total
	NT$	US$ (Note 4)	NT$	US$ (Note 4)	NT$	US$ (Note 4)	NT$	US$ (Note 4)

Financial liabilities at FVTPL
Derivative financial liabilities
Conversion option, redemption option and put option of convertible bonds	$-	$-	$1,742,996	$58,431	$-	$-	$1,742,996	$58,431
Swap contracts	-	-	74,170	2,486	-	-	74,170	2,486
Forward exchange contracts	-	-	31,315	1,050	-	-	31,315	1,050
Cross currency swap contracts	-	-	4,180	140	-	-	4,180	140
Foreign currency option contracts	-	-	643	22	-	-	643	22

	$-	$-	$1,853,304	$62,129	$-	$-	$1,853,304	$62,129

Derivative financial liabilities for hedging
Interest rate swap contracts	$-	$-	$3,310	$111	$-	$-	$3,310	$111
								(Concluded)

There were no transfers between Level 1 and Level 2 for the years ended December 31, 2012 and 2013.

2)	Fair value of financial instruments not measured at fair value but for which fair value is disclosed

Except bonds payable measured at amortized cost, the management considers that the carrying amounts of financial assets and financial liabilities not measured at fair value approximate their fair values.

The carrying amounts and fair value of bonds payable as of January 1, 2012, December 31, 2012 and December 31, 2013, respectively, were as follows:

	Carrying Amount		Fair Value (Level 3)
	NT	US$ (Note 4)	NT$	US$ (Note 4)

January 1, 2012	$10,876,538		$10,901,737
December 31, 2012	10,804,551		10,807,596
December 31, 2013	21,314,005	$714,516	21,913,590	$734,616

The fair values were determined using discounted cash flow analysis with the applicable yield curve for the duration and recent transaction prices.

3)	Reconciliation of Level 3 fair value measurements of financial assets

The financial assets measured at Level 3 fair value were equity investments with no quoted prices classified as available-for-sale financial assets - non-current.  Reconciliation for the years ended December 31, 2012 and 2013 was as follows:

	2012	2013
	NT$	NT$	US$ (Note 4)

Balance at January 1	$893,283	$776,683	$26,037
Total gains or losses
In profit or loss	2,013	(106,916)	(3,584)
In other comprehensive income	(69,466)	81,405	2,729
			(Continued)

	2012	2013
	NT$	NT$	US$ (Note 4)

Purchases	$52,791	$73,358	$2,459
Disposals	(101,938)	(27,368)	(917)

Balance at December 31	$776,683	$797,162	$26,724
			(Concluded)

The total gains or losses for the years ended December 31, 2012 and 2013 included a gain of NT$2,013 thousand and a loss of NT$106,916 thousand  (US$3,584 thousand) relating to the financial assets at fair value on Level 3 fair value measurement and held at each balance sheet date. Such fair value gains or losses are included in other gains and losses (Note 24).

As of December 31, 2012 and 2013, unrealized loss of 51,199 thousand and unrealized gain of 20,175 thousand (US$676 thousand), recorded in other comprehensive income under the heading of unrealized gain on available-for-sale financial assets, were included in the carrying amount of the financial assets at fair value on Level 3 fair value measurement.

4)	Valuation techniques and assumptions applied for the purpose of measuring fair value

The fair values of financial assets and financial liabilities were determined as follows:

a)
The fair values of financial assets and financial liabilities with standard terms and conditions and traded in active markets were determined with reference to quoted market prices (includes quoted shares and open-end mutual funds).  The fair value of private-placement shares was derived using quoted market prices and adjusted for the liquidity discount due to the selling restrictions relating to the lock-up period.  The liquidity discount was the option value using the Black-Scholes Model with all observable inputs.

b)
The fair values of derivative instruments were calculated using quoted prices.  Where such prices were not available, a discounted cash flow analysis was performed using the applicable yield curve for the duration of the instruments for non-optional derivatives, and option pricing models for optional derivatives. These models use market-based observable inputs including interest rate curves, foreign exchange rates, and forward and spot prices for currencies to project fair value.  The estimates and assumptions used by the Group were consistent with those that market participants would use in pricing financial instruments.

c)
The fair value of the Group’s investments in unquoted shares on Level 3 fair value measurement were measured using market approach based on investees’ recent financing activities, technical development, valuation of investees comparable companies, market conditions and other economic indicators.

The fair values of investments in limited partnership are valued using discounted cash flow technique and a comparable multiple technique.  The significant unobservable inputs used in the discounted cash flow technique were discount rate of  8.52% to 12.06% and the terminal growth rate of 2.00% to 2.50%.  Any significant increase in discount rate or any decrease of terminal growth rate would result in a decrease in the fair value of limited partnership.  The significant unobservable inputs used in the comparable technique was EBITDA multiple of 9.82 to 10.17.  A significant decrease in this multiple would result in a decrease in the fair value of limited partnership.

d)	Except the aforementioned, the fair values of other financial assets and financial liabilities were measured using the generally accepted pricing models based on a discounted cash flow analysis.

b.	Categories of financial instruments

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$	US$ (Note 4)
Financial assets

FVTPL
Designated as at FVTPL	$-	$3,822,982	$2,329,143	$78,080
Held for trading	706,755	212,018	435,126	14,587
Available-for-sale financial assets	1,115,162	1,144,975	3,517,299	117,912
Loans and receivables (Note 1)	56,169,325	58,493,785	89,317,657	2,994,222

Financial liabilities

FVTPL
Held for trading	134,274	467,148	1,853,304	62,129
Derivative instruments in designated hedge accounting relationships	58,279	4,524	3,310	111
Measured at amortized cost (Note 2)	113,354,668	124,558,587	145,430,744	4,875,318

Note 1:
The balances included loans and receivables measured at amortized cost which comprise cash and cash equivalents, debt investments with no active market, trade and other receivables and other financial assets.

Note 2:	The balances included financial liabilities measured at amortized cost which comprise short-term and long-term borrowings, trade and other payables, bonds payable and long-term payables.

c.	Financial risk management objectives and policies

The derivative instruments used by the Group are to mitigate risks arising from ordinary business operations.  All derivative transactions entered into by the Group are designated as either hedging or trading.  Derivative transactions entered into for hedging purposes must hedge risk against fluctuations in foreign exchange rates and interest rates arising from operating activities.  The currencies and the amount of derivative instruments held by the Group must match its hedged assets and liabilities denominated in foreign currencies.

The Group's risk management department monitors risks to mitigate risk exposures, reports unsettled position, transaction balances and related gains or losses to the Group’s chief financial officer on monthly basis.

1)	Market risk

The Group’s activities exposed it primarily to the financial risks of changes in foreign currency exchange rates and interest rates.  Gains or losses arising from fluctuations in foreign currency exchange rates of a variety of derivative financial instruments were approximately offset by those of hedged items.  Interest rate risk was not significant due to the cost of capital was expected to be fixed.

There had been no change to the Group's exposure to market risks or the manner in which these risks were managed and measured.
a)	Foreign currency exchange rate risk

The Group had sales and purchases as well as financing activities denominated in foreign currency which exposed the Group to foreign currency exchange rate risk.  The Group entered into a variety of derivative financial instruments to hedge foreign currency exchange rate risk to minimize the fluctuations of assets and liabilities denominated in foreign currencies.

The carrying amounts of the Group's foreign currency denominated monetary assets and liabilities (including those eliminated upon consolidation) as well as derivative instruments which exposed the Group to foreign currency exchange rate risk at each balance sheet date are presented in Note 38.

The Group was principally subject to the impact to exchange rate fluctuation in U.S. dollars and Japanese yen against NT$ or Chinese Yuan Renminbi (“CNY”).  1% is the sensitivity rate used when reporting foreign currency exchange rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign currency exchange rates.  The sensitivity analysis included financial assets and liabilities and inter-company receivables and payables within the Group.  The changes in profit before income tax due to a 1% change in U.S. dollars and Japanese yen both against NT$ and CNY would be NT$15,000 thousand and NT$ 15,000 thousand (US$503 thousand) for the years ended December 31, 2012 and 2013, respectively.  Hedging contracts and hedged items have been taken into account while measuring the changes in profit before income tax.  The sensitivity analysis for foreign currency exchange rate risk to which the Group was exposed at the each balance sheet date was unrepresentative of a risk inherent for the years ended December 31, 2012 and 2013.

b)	Interest rate risk

Except a portion of long-term borrowings and bonds payable at fixed interest rates, the Group was exposed to interest rate risk because group entities borrowed funds at floating interest rates.  Changes in market interest rates will lead to variances in effective interest rates of borrowings from which the future cash flow fluctuations arise.

The carrying amounts of the Group's financial assets and financial liabilities with exposure to interest rates at each balance sheet date were as follows:

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$	US$ (Note 4)

Fair value interest rate risk
Financial liabilities	$10,900,463	$10,808,520	$22,186,535	$743,766

Cash flow interest rate risk
Financial assets	18,894,790	17,241,207	46,206,830	1,549,005
Financial liabilities	65,650,346	73,835,141	78,502,073	2,631,648

For assets and liabilities with floating interest rates, a 100 basis point increase or decrease was used when reporting interest rate risk internally to key management personnel.  If interest rates had been 100 basis points (1%) higher or lower and all other variables held constant, the Group’s profit before income tax for the years ended December 31, 2012 and 2013 would have decreased or increased by NT$566,000 thousand and NT$323,000 thousand (US$10,828 thousand), respectively.

c)	Other price risk

The Group was exposed to equity price risk through its investments in financial assets at FVTPL, including private-placement convertible bonds, quoted shares and open-end mutual funds, and available-for-sale financial assets.  If equity prices were 1% higher or lower, profit before income tax for the years ended December 31, 2012 and 2013 would have increased or decreased by NT$1,900 thousand and NT$3,100 thousand (US$104 thousand), respectively and other comprehensive income before income tax for the years ended December 31, 2012 and 2013 would have increased or decreased by NT$12,000 thousand and NT$35,000 thousand (US$1,173 thousand), respectively.

In addition, the Group was also exposed to the Company’s share price risk through Bonds Options recognized as financial liabilities held for trading.  If the Company’s share price increased, the carrying amount of Bonds Options would have increased and profit before income tax for the year ended December 31, 2013 would have decreased, respectively.

2)	Credit risk

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Group.  The Group’s credit risk arises from cash and cash equivalents,  receivables and other financial assets.  The Group’s maximum exposure to credit risk was the carrying amounts of financial assets in the consolidated balance sheets.

The Group dealt with counterparties creditworthy and has a credit policy and trade receivable management procedures to ensure recovery and evaluation of trade receivables.  The Group’s counterparties consisted of a large number of customers and banks and there was no significant concentration of credit risk exposure.

3)	Liquidity risk

The Group manages liquidity risk by maintaining adequate working capital and banking facilities to fulfill the demand for cash flow used in the Group’s operation and capital expenditure.  The Group also monitors its compliance with all the loan covenants.  Liquidity risk is not considered to be significant.

In the table below, financial liabilities with a repayment on demand clause were included in the earliest time band regardless of the probability of counter-parties choosing to exercise their rights.  The maturity dates for other non-derivative financial liabilities were based on the agreed repayment dates.

To the extent that interest flows are floating rate, the undiscounted amounts were derived from the interest rates at each balance sheet date.

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	2 to 5 Years	More than 5 Years
	NT$	NT$	NT$	NT$	NT$

January 1, 2012

Non-derivative financial liabilities
Non-interest bearing	$14,039,951	$13,325,193	$4,047,510	$47,140	$-
Floating interest rate liabilities	13,095,370	10,446,790	13,038,459	30,831,418	118,895
Fixed interest rate liabilities	-	-	240,662	12,040,697	-

	$27,135,321	$23,771,983	$17,326,631	$42,919,255	$118,895

December 31, 2012

Non-derivative financial liabilities
Non-interest bearing	$17,423,564	$13,349,153	$3,132,356	$126,926	$-
Floating interest rate liabilities	15,947,991	12,124,209	18,573,373	28,753,512	39,481
Fixed interest rate liabilities	-	-	235,870	11,667,329	-

	$33,371,555	$25,473,362	$21,941,599	$40,547,767	$39,481

December 31, 2013

Non-derivative financial liabilities
Non-interest bearing	$16,755,995	$18,506,103	$2,193,722	$979,923	$-
Floating interest rate liabilities	22,940,649	11,905,684	21,552,430	23,383,218	-
Fixed interest rate liabilities	4,051	169,271	1,105,439	23,523,781	-

	$39,700,695	$30,581,058	$24,851,591	$47,886,922	$-
					(Continued)

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	2 to 5 Years	More than 5 Years
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

December 31, 2013

Non-derivative financial liabilities
Non-interest bearing	$561,716	$620,386	$73,541	$32,850	$-
Variable interest rate liabilities	769,046	399,118	722,508	783,883	-
Fixed interest rate liabilities	136	5,674	37,058	788,595	-

	$1,330,898	$1,025,178	$833,107	$1,605,328	$-
					(Concluded)

The amounts included above for floating interest rate instruments for non-derivative financial liabilities was subject to change if changes in floating interest rates differ from those estimates of interest rates determined at each balance sheet date.

The following table detailed the Group's liquidity analysis for its derivative financial instruments.  The table was based on the undiscounted contractual net cash inflows and outflows on derivative instruments that settle on a net basis, and the undiscounted gross cash inflows and outflows on those derivatives that require gross settlement.  When the amounts payable or receivable are not fixed, the amounts disclosed have been determined by reference to the projected interest rates as illustrated by the yield curves at each balance sheet date.

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	More than 1 Year
	NT$	NT$	NT$	NT$

January 1, 2012

Net settled
Forward exchange contracts	$(2,230)	$(1,200)	$-	$-

Gross settled
Forward exchange contracts
Inflows	$2,740,261	$265,166	$-	$-
Outflows	(2,740,439)	(265,708)	-	-
	(178)	(542)	-	-

Swap contracts
Inflows	3,211,093	3,521,224	18,848,410	-
Outflows	(3,210,236)	(3,534,222)	(18,312,140)	-
	857	(12,998)	536,270	-

Cross currency swap contracts
Inflows	721	1,330	3,450	-
Outflows	(236)	(381)	(929)	-
	485	949	2,521	-

Interest rate swap contracts
Inflows	-	16,161	26,949	4,755
Outflows	-	(37,450)	(63,803)	(12,206)
	-	(21,289)	(36,854)	(7,451)

	$1,164	$(33,880)	$501,937	$(7,451)
				(Continued)

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	More than 1 Year
	NT$	NT$	NT$	NT$

December 31, 2012

Net settled
Foreign currency option contracts	$4,910	$-	$-	$-

Gross settled
Forward exchange contracts
Inflows	$1,890,915	$1,182,621	$115,929	$-
Outflows	(1,916,767)	(1,187,787)	(116,160)	-
	(25,852)	(5,166)	(231)	-

Swap contracts
Inflows	4,929,056	5,327,530	27,373,602	-
Outflows	(4,987,902)	(5,351,188)	(27,595,975)	-
	(58,846)	(23,658)	(222,373)	-

Interest rate swap contracts
Inflows	-	5,735	-	-
Outflows	-	(12,900)	-	-
	-	(7,165)	-	-

	$(84,698)	$(35,989)	$(222,604)	$-

December 31, 2013

Net settled
Forward exchange contracts	$3,520	$(2,670)	$-	$-
Foreign currency option contracts	-	2,910	-	-

	$3,520	$240	$-	$-

Gross settled
Forward exchange contracts
Inflows	$2,703,738	$1,540,707	$208,348	$-
Outflows	(2,725,667)	(1,541,515)	(208,635)	-
	(21,929)	(808)	(287)	-

Swap contracts
Inflows	6,565,374	6,384,442	23,843,432	-
Outflows	(6,524,921)	(6,368,366)	(23,596,540)	-
	40,453	16,076	246,892	-

Cross currency swap contracts
Inflows	175	356	596,801	-
Outflows	-	-	(598,600)	-
	175	356	(1,799)	-

Interest rate swap contracts
Inflows	3,744	-	3,089	-
Outflows	(5,995)	-	(5,865)	-
	(2,251)	-	(2,776)	-

	$16,448	$15,624	$242,030	$-
				(Concluded)

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	More than 1 Year
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

December 31, 2013

Net settled
Forward exchange contracts	$118	$(90)	$-	$-
Foreign currency option contracts	-	98	-	-

	$118	$8	$-	$-

Gross settled
Forward exchange contracts
Inflows	$90,638	$51,650	$6,984	$-
Outflows	(91,373)	(51,677)	(6,994)	-
	(735)	(27)	(10)	-

Swap contracts
Inflows	220,093	214,028	799,311	-
Outflows	(218,737)	(213,489)	(791,034)	-
	1,356	539	8,277	-

Cross currency swap contracts
Inflows	6	12	20,007	-
Outflows	-	-	(20,067)	-
	6	12	(60)	-

Interest rate swap contracts
Inflows	126	-	104	-
Outflows	(201)	-	(197)	-
	(75)	-	(93)	-

	$552	$524	$8,114	$-

34.	RELATED PARTY TRANSACTIONS

Balances and transactions within the Group had been eliminated upon consolidation.  Details of transactions between the Group and other related parties were disclosed as follows:

a.
The Company and its subsidiary, ASE Test, Inc., acquired real estate from HCDC in May 2012 at NT$1,429,679 thousand and the Company acquired real estate from HCDC in December 2013 at NT$1,473,905 thousand (US$49,410 thousand), which were all primarily based on independent professional appraisal reports and fully paid before December 31, 2012 and 2013.  Except the aforementioned, the Group had no material transactions with related parties for the years ended December 31, 2012 and 2013.

b.	Compensation to key management personnel

The remuneration to the Group’s key management personnel for the years ended December 31, 2012 and 2013 was as follows:

	For the years Ended December 31
	2012	2013
	NT$	NT$	US$ (Note 4)

Short-term employee benefits	$797,632	$741,232	$24,849
Post-employment benefits	5,146	4,766	160
Share-based payments	114,738	78,701	2,638

	$917,516	$824,699	$27,647

The remuneration to the Company’s key management personnel is approved by the Company’s remuneration committee according to personal performance and market trends.

35.	ASSETS PLEDGED AS COLLATERAL OR FOR SECURITY

In addition to Note 11, the following assets were provided as collateral for bank borrowings, the tariff guarantees of imported raw materials or the security deposits for hiring foreign workers:

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$	US$ (Note 4)

Inventories related to real estate business	$1,616,743	$-	$12,239,500	$410,308
Property, plant and equipment
Land	777,858	299,059	299,059	10,025
Buildings and improvements	3,111,856	370,518	337,222	11,305
Other financial assets (including current and non-current)	230,801	214,626	250,656	8,403

	$5,737,258	$884,203	$13,126,437	$440,041

36.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

In addition to those disclosed in other notes, significant commitments and contingencies of the Group as of each balance sheet date were as follows:

a.	Significant commitments

1)
As of January 1, 2012, December 31, 2012 and December 31, 2013, unused letters of credit of the Group were approximately NT$331,000 thousand, NT$206,000 thousand and NT$271,000 thousand (US$9,085 thousand), respectively.

2)
As of January 1, 2012, December 31, 2012 and December 31, 2013, outstanding commitments to purchase property, plant and equipment of the Group were approximately NT$7,856,000 thousand, NT$9,781,000 thousand and NT$8,249,000 thousand (US$276,534 thousand), respectively, of which NT$1,515,016 thousand, NT$1,278,567 thousand and NT$1,291,306 thousand (US$43,289 thousand) had been prepaid, respectively.

3)
In consideration of corporate social responsibility for environmental protection, the Company’s Board of Directors, in December 2013, approved contributions to be made in the next 30 years, at a total amount of NT$3,000,000 thousand (US$100,570 thousand), at the minimum, to environmental protection efforts in Taiwan.

b.	Non-cancellable operating lease commitments

	December 31, 2013
	NT$	US$ (Note 4)

Less than 1 year	$279,557	$9,372
1 to 5 years	273,201	9,158
More than 5 years	364,350	12,214

	$917,108	$30,744

37.	SIGNIFICANT SUBSEQUENT EVENTS

Tessera Inc. (“Tessera”) filed an amended complaint in the United States District Court for the Northern District of California in February 2006 adding the Company and its subsidiary, ASE US, to a suit alleging that the Company and ASE US infringed patents owned by Tessera (the “California Litigation”).  The district court in the California Litigation lifted the stay in January 2012 and set a case management schedule to begin in August and September 2014.  The United States Patent and Trademark Office have also instituted reexamination proceedings on all the patents Tessera has asserted in the California Litigation and the investigations concluded by International Trade Commission.

In February 2014, the Company and its subsidiary, ASE US, reached an agreement in principle with Tessera to resolve the California Litigation, under which the Company will pay NT$894,150 thousand (US$30,000 thousand as resolved in the agreement in principle) to Tessera, which have been recorded under line items of long-term payables and other income and expenses in 2013.

38.	EXCHANGE RATE INFORMATION OF FINANCIAL ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The significant financial assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousand)	Exchange Rate	Carrying Amount (In Thousand)

January 1, 2012

Monetary financial assets
US$	$1,986,074	US$1=NT$30.275	$60,128,390
JPY	9,656,876	JPY1=NT$0.3906	3,771,976

Monetary financial liabilities
US$	2,431,078	US$1=NT$30.275	73,600,886
JPY	10,570,543	JPY1=NT$0.3906	4,128,854

December 31, 2012

Monetary financial assets
US$	2,714,508	US$1=NT$29.04	78,829,312
JPY	10,159,121	JPY1=NT$0.3364	3,417,528
			(Continued)

	Foreign Currencies (In Thousand)	Exchange Rate	Carrying Amount (In Thousand)

Monetary financial liabilities
US$	$2,758,258	US$1=NT$29.04	$80,099,812
JPY	10,807,033	JPY1=NT$0.3364	3,635,486

December 31, 2013

Monetary financial assets
US$	3,381,706	US$1=NT$29.805	100,791,747
JPY	12,302,816	JPY1=NT$0.2839	3,492,769

Monetary financial liabilities
US$	3,438,847	US$1=NT$29.805	102,494,835
JPY	11,659,321	JPY1=NT$0.2839	3,310,081
			(Concluded)

39.	OTHERS

On December 20, 2013, the Kaohsiung Environmental Protection Bureau (“KEPB”) issued an official letter No. Kao-Shih-Huan-Chu-Tu-Tzu 10243758100 and an administrative sanction letter No. Kao-Shih-Huan-Chu-Shui-Chu-Tzu 30-102-120022 (“the Administrative Decision”).  The Administrative Decision was to suspend the operation at ASE K7 Plant's wafer-level process where nickel is used and impose a fine of NT$110,065 thousand (US$3,690 thousand), which have been recorded under line item of other income and expenses for the year ended December 31, 2013.  After an internal investigation into the plant's wastewater treatment, ASE found out that the accidental discharge of wastewater containing abnormal levels of acidity on October 1, 2013 was because of a malfunction in the hydrochloric acid storage process in the K7 Plant, and the problem was fixed on the same day.  The K7 Plant's wastewater treatment facility is now functioning normally.  This event was an isolated incident, to which ASE did not react properly.

On January 17, 2014, ASE retained lawyers to file an administrative appeal to nullify the Administrative Decision with the Kaohsiung City Government.  At the same time, to resume normal production at the K7 Plant as soon as practicable, ASE also applied to the KEPB for resumption of the operation at K7 Plant's wafer-level process where nickel is used and is taking every step necessary to achieve this objective.  Meanwhile, owing to the discharge in question, on January 3, 2014, the Kaohsiung District Prosecutors Office charged ASE with violation of the Waste Disposal Act.

As of the date when the financial statements are authorized for issue, the application for resumption of the K7 plant’s wafer-level process where nickel is used was conditionally approved by the KEPB, and the subsequent revisions to the resumption plan and the commissioning test will be examined by the KEPB. The case of the violation charge of the Waste Disposal Act is being heard by the Taiwan Kaohsiung District Court.

40.	OPERATING SEGMENTS INFORMATION

The Group has the following reportable segments:  Packaging, Testing and EMS.  The Group packages bare semiconductors into finished semiconductors with enhanced electrical and thermal characteristics; provides testing services, including front-end engineering testing, wafer probing and final testing services; provides electronics manufacturing services. Information about other business activities and operating segments that are not reportable are combined and disclosed in “Others.”  The Group engages in other activities such as substrate production and real estate business.

The accounting policies for segments are the same as those described in Note 4.  The measurement basis for resources allocation and performance evaluation are based on profit before income tax.

Segment information for the years ended December 31, 2012 and 2013 was as follows:

a.	Segment revenues and results

	Packaging	Testing	EMS	Others	Total
	NT$	NT$	NT$	NT$	NT$

For the year ended December 31, 2012

Revenue from external customers	$104,298,275	$22,657,058	$62,747,665	$4,269,394	$193,972,392
Inter-segment revenues (note)	303,374	213,210	43,628,905	7,252,285	51,397,774
Segment revenues	104,601,649	22,870,268	106,376,570	11,521,679	245,370,166
Interest income	112,632	9,837	166,105	33,623	322,197
Interest expense	(1,435,831)	(28,039)	(170,781)	(369,664)	(2,004,315)
Depreciation and amortization	(14,526,443)	(6,098,479)	(1,621,899)	(1,189,058)	(23,435,879)
Share of the profit of associates	63,076	-	-	-	63,076
Impairment loss	(55,477)	(12,026)	-	(29,731)	(97,234)
Segment profit before income tax	8,047,189	5,110,442	2,987,544	463,549	16,608,724
Investments accounted for using the equity method	1,171,089	-	-	-	1,171,089
Segment assets	126,562,552	40,390,481	43,750,250	37,019,307	247,722,590
Expenditures for segment assets	28,066,806	7,964,966	2,043,085	901,968	38,976,825

For the year ended December 31, 2013

Revenue from external customers	112,603,927	24,732,197	78,530,594	3,995,728	219,862,446
Inter-segment revenues (Note)	3,337,074	246,223	42,960,432	8,048,827	54,592,556
Segment revenues	115,941,001	24,978,420	121,491,026	12,044,555	274,455,002
Interest income	74,171	11,958	85,491	41,181	212,801
Interest expense	(1,542,047)	(44,167)	(96,620)	(574,310)	(2,257,144)
Depreciation and amortization	(16,412,763)	(6,293,170)	(1,658,743)	(1,106,235)	(25,470,911)
Share of the profit of associates	22,039	-	-	-	22,039
Impairment loss	(344,150)	(115,966)	(99,843)	(131,913)	(691,872)
Segment profit before income tax	9,975,902	6,321,022	2,928,223	144,609	19,369,756
Investments accounted for using the equity method	1,205,158	-	-	-	1,205,158
Segment assets	146,160,484	44,100,564	55,112,632	41,348,403	286,722,083
Expenditures for segment assets	18,648,304	6,068,085	1,224,698	1,102,985	27,044,072

	Packaging	Testing	EMS	Others	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

For the year ended December 31, 2013

Revenue from external customers	$3,774,855	$829,105	$2,632,605	$133,949	$7,370,514
Inter-segment revenues (Note)	111,870	8,254	1,440,175	269,824	1,830,123
Segment revenues	3,886,725	837,359	4,072,780	403,773	9,200,637
Interest income	2,486	401	2,866	1,381	7,134
Interest expense	(51,695)	(1,481)	(3,239)	(19,252)	(75,667)
Depreciation and amortization	(550,210)	(210,968)	(55,607)	(37,084)	(853,869)
Share of the profit of associates	739	-	-	-	739
Impairment loss	(11,537)	(3,888)	(3,347)	(4,421)	(23,193)
Segment profit before income tax	334,425	211,902	98,164	4,847	649,338
Investments accounted for using the equity method	40,401	-	-	-	40,401
Segment assets	4,899,782	1,478,396	1,847,557	1,386,134	9,611,869
Expenditures for segment assets	625,153	203,422	41,056	36,976	906,607

Note:	Inter-segment revenues were eliminated upon consolidation.

b.	Revenue from major products and services

	For the Years Ended December 31
	2012	2013
	NT$	NT$	US$ (Note 4)

Advanced packaging and IC wirebonding service	$93,314,688	$100,457,184	$3,367,656
Wafer probing and final testing service	22,140,124	24,120,370	808,594
Electronic components manufacturing service	61,650,121	77,731,347	2,605,811
Others	16,867,459	17,553,545	588,453

	$193,972,392	$219,862,446	$7,370,514

c.	Geographical information

Geographical information about revenue from external customers and noncurrent assets are reported based on the country where the external customers and noncurrent assets are located.

1)	Net revenues from external customers

	For the Year Ended December 31
	2012	2013
	NT$	NT$	US$
			(Note 4)

America	$119,165,968	$144,413,819	$4,841,227
Taiwan	33,443,120	31,277,147	1,048,513
Asia	22,295,261	23,779,212	797,158
Europe	19,068,043	20,392,268	683,616

	$193,972,392	$219,862,446	$7,370,514

2)	Noncurrent assets, excluding financial instruments, post-employment benefit assets and deferred tax assets

	January 1, 2012	December 31, 2012	December 31, 2013
	NT$	NT$	NT$	US$
				(Note 4)

Taiwan	$64,374,970	$78,234,754	$82,174,469	$2,754,759
China	41,142,070	39,994,544	40,121,292	1,344,998
Others	24,190,544	25,698,661	25,864,658	867,069

	$129,707,584	$143,927,959	$148,160,419	$4,966,826

d.	Major customers

Except one customer from which the operating revenues generated from packaging and EMS segments was NT$32,588,464 thousand (US$1,092,473 thousand) in 2013, for the year ended December 31, 2012, the Group did not have a single customer to which the operating revenues exceeded 10% of operating revenues.

41.	FIRST-TIME ADOPTION OF IFRSs

a.	Basis of the preparation for financial information under IFRSs

For the Group’s consolidated financial statements for the year ended December 31, 2013, the Group not only follows the significant accounting policies stated in Note 4 but also applies the requirements under IFRS 1 “First-Time Adoption of International Financial Reporting Standards” as the basis for the preparation.

b.	Effect on transition to IFRSs

After transition to IFRSs, the effect on the Group’s consolidated balance sheets and consolidated statement of comprehensive income was as follows:

1)	Reconciliation of the consolidated balance sheet as of January 1, 2012: Please refer to Table 1 attached;

2)	Reconciliation of the consolidated balance sheet as of December 31, 2012: Please refer to Table 2 attached;

3)	Reconciliation of the consolidated statement of comprehensive income for the year ended December 31, 2012: Please refer to Table 3 attached;

4)	Exemptions from IFRS 1

IFRS 1 establishes the procedures for the Group’s first consolidated financial statements prepared in accordance with IFRSs.  According to IFRS 1, the Group is required to determine the accounting policies under IFRSs and retrospectively apply those accounting policies in its opening consolidated balance sheet at the Transition Date.  IFRS 1 provided several optional exemptions.  The optional exemptions the Group adopted are summarized as follows:

Business combinations

The Group elected not to apply IFRS 3 “Business Combinations” retrospectively to business combinations that occurred before the Transition Date.  Therefore, in the opening consolidated balance sheet, the amount of goodwill generated from past business combinations remains the same compared with that under ROC GAAP as of December 31, 2011.

The aforementioned exemption also applied to investments in associates acquired prior to the Transition Date.

Share-based payment transactions

The Group elected not to apply IFRS 2 “Share-based Payment” retrospectively for the shared-based payment transactions which were granted and vested before the Transition Date.

Employee benefits

The Group elected to recognize all unrecognized cumulative actuarial gains and losses associated with the defined benefit plans in retained earnings at the Transition Date.  In addition, the Group elected to apply the exemption disclosure requirement provided by IFRS 1 in which the experience adjustments are determined for each accounting period prospectively from the Transition Date.

Cumulative translation differences

The Group elected to reset the cumulative translation differences to zero and recognized the amount under retained earnings at the Transition Date.  Gains or losses of a subsequent disposal of any foreign operations will exclude the translation differences that arose before the Transition Date.

Compound financial instruments

As the liability component of compound financial instruments was no longer outstanding at the Transition Date, the Group elected not to split the compound financial instruments issued before the Transition Date into two separate line items of equity.

Leases

The Group elected to determine whether an arrangement existing at the Transition Date contained a lease in accordance with IFRIC 4 “Determining whether an Arrangement contains a Lease” on the basis of facts and circumstances existing at that date.

Borrowing costs

The Group elected to apply IAS 23” Borrowing costs” to borrowing costs relating to all qualifying assets for which the commencement date for capitalization was on or after the Transition Date.

Designation of previously recognized financial instruments

The Group elected to designate the equity investments previously carried at cost as available-for-sale financial assets at the Transition Date.

The effect of the abovementioned optional exemptions elected by the Group were included in 5) Explanations of significant reconciling items in the transition to IFRSs.

5)	Explanations of significant reconciling items in the transition to IFRSs

Material differences between the accounting policies under ROC GAAP and IFRSs were as follows:

Time deposits with maturity more than 3 months from date of investments

Under ROC GAAP, time deposits that can be readily cancelled without eroding the principal are classified as cash and cash equivalents.

Under IFRSs, time deposits with maturity over 3 months is not classified as cash equivalent but other financial assets - current since the time deposits with fixed or determinable payments had no quoted price in an active market.

As of January 1, 2012 and December 31, 2012, the amount reclassified from cash and cash equivalents to other financial assets - current was NT$454,744 thousand and NT$272,035 thousand, respectively.

Classifications of deferred tax assets and liabilities and valuation allowance

Under ROC GAAP, deferred income tax assets and liabilities are classified as current or non-current in accordance with the classification of its related assets or liabilities.  However, if deferred income tax assets or liabilities do not relate to assets or liabilities in the financial statements, they are classified as either current or non-current based on the expected length of time before they are realized or settled.  Under IFRSs, deferred tax assets or liabilities are classified as non-current assets or liabilities.

In addition, under ROC GAAP, valuation allowance is provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized.  Under IFRSs, deferred tax assets are only recognized to the extent that it is probable that there will be sufficient taxable profits and valuation allowance account is not used.

In addition, the same taxable entity offsets its current deferred tax assets and liabilities under ROC GAAP, and non-current deferred tax assets and liabilities likewise.

Under IFRSs, an entity shall offset deferred tax assets and deferred tax liabilities if, and only if:

a)	The entity has a legally enforceable right to set off current tax assets against current tax liabilities; and

b)	The deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either:

i	The same taxable entity; or

ii
Different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

As of January 1, 2012 and December 31, 2012, deferred tax assets and liabilities that did not meet the criteria to be offset were adjusted by NT$752,363 thousand and NT$614,146 thousand, respectively.

As of January 1, 2012 and December 31, 2012, the amount of deferred tax assets reclassified from current to non-current was NT$1,135,525 thousand and NT$762,552 thousand, respectively.  As of January 1, 2012 and December 31, 2012, the amount of deferred tax liabilities reclassified from current to non-current was NT$175 thousand and NT$246,180 thousand, respectively.

Land use right

Under ROC GAAP, land use right is classified as intangible assets.

Under IFRSs, land use right identified within IAS 17 “Leases” should be separately disclosed as long-term prepayments for lease.

As of January 1, 2012 and December 31, 2012, the amount reclassified from land use right under intangible assets to long-term prepayments for lease was NT$3,420,700 thousand and NT$3,736,658 thousand, respectively.

The classification of deferred charges and idle assets

Under ROC GAAP, deferred charges and idle assets are classified under other assets.  Under IFRSs, the aforementioned items are classified as property, plant and equipment and intangible assets due to their nature.

As of January 1, 2012, the amount reclassified from deferred charges and idle assets to property, plant and equipment or intangible assets were NT$1,045,356 thousand and 1,114,054 thousand, respectively.  As of December 31, 2012, the amount reclassified from deferred charges and idle assets to property, plant and equipment or intangible assets were NT$427,967 thousand and 1,092,502 thousand, respectively.

For the year ended December 31, 2012, depreciation expenses of idle assets reclassified from non-operating expenses and losses - others to operating costs and operating expenses was NT$57,822 thousand.

Presentation of prepayments for property, plant and equipment

Under ROC GAAP, prepayments for property, plant and equipment are classified as property, plant and equipment.  Under IFRSs, prepayments for property, plant and equipment are recognized as long-term prepayments under non-current assets.

As of January 1, 2012 and December 31, 2012, the amount of prepayments for property, plant and equipment reclassified from property, plant and equipment to non-current assets was NT$355,610 thousand and NT$202,488 thousand, respectively.

Employee benefits

Under ROC GAAP, actuarial gains and losses should be accounted for under the corridor approach which resulted in the deferral of actuarial gains and losses.  When using the corridor approach, actuarial gains and losses should be amortized in profit or loss over the average remaining service period of those employees who are still in service and expected to receive pension benefits.  Under IFRSs, the Group should carry out actuarial valuation on defined benefit plans in accordance with IAS 19 “Employee Benefits” and will recognize actuarial gains and losses immediately in full in the period in which they occur, as other comprehensive income.  The actuarial gains and losses recognized in other comprehensive income are recognized immediately in retained earnings in the statement of changes in equity.  The subsequent reclassification to profit or loss is not permitted.

Under ROC GAAP, minimum pension liability is the minimum amount of pension liability that is required to be recognized on the balance sheets.  If the accrued pension liability recorded is less than the minimum amount, the difference shall be recognized.  Under IFRSs, there is no requirement for minimum pension liability.

Under ROC GAAP, unrecognized net transition obligation, resulting from first-time adoption of SFAS No. 18 “Accounting for Pensions” should be amortized in pension cost by the straight-line method over the average remaining service period of those employees who are still in service and expected to receive pension benefits.  As the transitional provisions under IAS 19 were not applicable, unrecognized net transition obligation and related amounts should be all recognized in retained earnings at the Transition Date.

At the Transition Date, the Group recorded adjustments on defined benefit plans based on the actuarial reports conducted under IAS 19 under the requirement of IFRS 1.  As of January 1, 2012 and December 31, 2012, accrued pension cost was adjusted for an increase of NT$1,695,638 thousand and NT$2,003,223 thousand; deferred tax assets were adjusted for an increase of NT$419,213 thousand and NT$524,009 thousand, respectively.

In addition, actuarial gains and losses arising from defined benefit plans under other comprehensive income were adjusted for a decrease of NT$677,666 thousand (net of tax NT$140,880 thousand) for the year ended December 31, 2012.  Pension cost was adjusted for a decrease of NT$104,831 thousand for the year ended December 31, 2012.

Subsidiaries’ capital surplus arising from employee share options

Under ROC GAAP, a subsidiary’s capital surplus arising from its employee share options is recognized and presented in parent company’s equity in proportion to the shareholdings owned by its parent company.

Under IFRSs, a subsidiary’s equity not directly or indirectly owned by its parent company is reflected as non-controlling interest.

As of January 1, 2012 and December 31, 2012, the amount reclassified from the Company’s capital surplus arising from employee share options to non-controlling interest was NT$402,333 thousand and NT$577,528 thousand, respectively.

Investments accounted for using the equity method

Under ROC GAAP, when an investee issues new shares and existing shareholders do not subscribe new shares at their respective proportion in share holdings, this would result in changes in the investor’s shareholdings of the equity method investee.  As there are changes in the net assets value of the equity method investee attributable to the investor, the investor shall reflect such changes by adjusting capital surplus and equity method investments.

Under IFRSs, such a difference is still adjusted to investments accounted for using the equity method and capital surplus; however, if the investor’s ownership interest in an associate is reduced, the proportionate amount of the gains or losses previously recognized in other comprehensive income in relation to that associate shall be reclassified to profit or loss on the same basis as would be required if the investee had directly disposed of the related assets or liabilities.

Changes in ownership of subsidiaries’ equity without losing control are accounted as equity transaction.

In addition, the Group reclassified the paid-in capital which did not meet the definitions under IFRSs to retained earnings.

As of January 1, 2012 and December 31, 2012, the Company’s capital surplus arising from share of changes in capital surplus of associates was adjusted for a decrease of NT$3,522,280 thousand and NT$5,689,170 thousand, respectively.  As of December 31, 2012, capital surplus arising from the excess of the consideration received over the carrying amount of the subsidiaries’ net assets was adjusted for an increase of NT$2,178,714 thousand.

Allowance for sales returns and others

Under ROC GAAP, provisions for estimated sales returns and others are recognized as a reduction in revenue in the period the related revenue is recognized based on historical experience.  Allowance for sales returns and others is recorded as a deduction to accounts receivable.  Under IFRSs, the allowance for sales returns and others is a present obligation with uncertain timing and an amount that arises from past events and is therefore reclassified as provisions in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets.”

As of January 1, 2012 and December 31, 2012, the amounts of allowance for sales returns and others reclassified to provisions was NT$123,331 thousand and NT$210,904 thousand, respectively.

Financial assets carried at cost

Under ROC GAAP, shares that are not listed on the TSE or Taiwan GreTai Securities Market and of which the holder has no significant influence over the investee should be classified as financial assets carried at cost.

Under IFRSs, equity instruments that are designated as available-for-sale financial assets or are not designated as at FVTPL should be classified as available-for-sale financial assets and measured at fair value.

As of January 1, 2012 and December 31, 2012, the amount reclassified from financial assets carried at cost - non-current to available-for-sale financial assets - non-current was NT$893,283 thousand and NT$827,882 thousand, respectively.  Unrealized loss on available-for-sale financial assets was adjusted for an increase of NT$50,439 thousand for the year ended December 31, 2012.

Share-based payments

Under ROC GAAP, employee share options granted before December 31, 2007 were accounted for using intrinsic value method under interpretations issued by the ROC Accounting Research and Development Foundation.

Under IFRSs, compensation cost of share-based payments should be measured and recognized at fair value.

As of January 1, 2012 and December 31, 2012, the Group measured the fair values on the grant dates of share-based payments granted but not vested prior to the Transition Date and recognized the compensation expense over the vesting period and recorded a decrease of NT$503,146 thousand to retained earnings as of January 1, 2012.  In addition, the Group made an adjustment for an increase to the compensation cost of NT$92,338 thousand for the year ended December 31, 2012.

10% tax on unappropriated earnings

A 10% tax is imposed on unappropriated earnings (excluding earnings from foreign consolidated subsidiaries) according to the Income Tax Law of the ROC.  Under ROC GAAP, the Group records the 10% tax on unappropriated earnings in the year the shareholders approved the appropriation of earnings which is the year subsequent to the year the earnings are generated.  Under IFRSs, the 10% tax on unappropriated earnings should be accrued during the period the earnings arise and the accrued tax is adjusted to the extent that distributions are approved by the shareholders in the following year.  To the extent the Company does not have sufficient tax credits to offset the 10% tax, additional tax expense would be recognized under IFRSs.

As of January 1, 2012 and December 31, 2012, as a result of the differences mentioned above, additional current tax liabilities of NT$1,004,429 thousand and NT$1,028,838 thousand, respectively, were recognized.  Income tax expense was adjusted for a decrease of NT$104,374 thousand for the year ended December 31, 2012.

7)	Significant reconciliation differences in consolidated statements of cash flows

Time deposits that can be readily cancelled without eroding the principal meet the definition of cash in accordance with ROC GAAP.  However, cash equivalents are held for meeting short-term cash commitments rather than for investment or other purposes under IAS 7 ” Statement of Cash Flow.”  An investment normally qualifies as a cash equivalent only when it has a short maturity of, say, three months or less from the date of acquisition.  Therefore, time deposits of NT$454,744 thousand and NT$272,035 thousand as of January 1, 2012 and December 31, 2012, respectively, held by the Group were no longer classified as cash and cash equivalents under IFRSs.

According to ROC GAAP, interest paid and received and dividend received are classified as operating activities while dividend paid are classified as financing activities.  Additional disclosure is required for interest paid when reporting cash flow using indirect method.  However, cash flows from interest and dividend received and paid shall each be disclosed separately under IAS 7.  Each shall be classified in a consistent manner from period to period as operating, investing or financing activities.  Therefore, interest received, interest paid and dividend received by the Group of NT$337,819 thousand, NT$2,140,357 thousand and NT$121,033 thousand, respectively, for the year ended December 31, 2012 were presented separately as cash flows from operating activities.

Except for the abovementioned differences, there was no other significant difference between ROC GAAP and IFRSs in the Group’s consolidated statement of cash flows.

TABLE 1
ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

RECONCILIATION OF CONSOLIDATED BALANCE SHEET
AS OF JANUARY 1, 2012
(New Taiwan Dollars, in Thousands)

Assets						Liabilities and Equity
		Effect of Transition to IFRSs						Effect of Transition to IFRSs
		Recognition and						Recognition and
ROC GAAP		Measurement	Presentation	IFRSs		ROC GAAP		Measurement	Presentation	IFRSs
Item	Amount	Difference	Difference	Amount	Item	Item	Amount	Difference	Difference	Amount	Item

CURRENT ASSETS						CURRENT LIABILITIES
Cash	$24,421,789	$-	$(454,744)	$23,967,045	Cash and cash equivalents	Short-term borrowings	$22,965,133	$-	$-	$22,965,133	Short-term borrowings
Financial assets at fair value through profit or loss - current	706,755	-	-	706,755	Financial assets at fair value through profit or Loss - current	Financial liabilities at fair value through profit or loss - current	134,274	-	-	134,274	Financial liabilities at fair value through profit or loss - current
Available-for-sale financial assets - current	48,794	-	-	48,794	Available-for-sale financial assets - current	Accounts payable	21,191,923	-	-	21,191,923	Trade payables
Bond investment with no active market - current	90,825	-	-	90,825	Debt investments with no active market - current	Income tax payable	2,400,592	1,004,429	-	3,405,021	Current tax liabilities
						Accrued expenses	8,939,719	-	6,696,142	15,635,861	Other payables
Accounts receivable, net	30,475,788	-	123,331	30,599,119	Trade receivables, net	Advance real estate receipts	47,667	-	-	47,667	Advance real estate receipts
Other receivables	693,016	-	-	693,016	Other receivables	Payable for properties	5,699,504	-	(5,699,504)	-	-
-	-	-	101,631	101,631	Current tax assets	Current portion of long-term bank loans	3,418,799	-	-	3,418,799	Current portion of long-term borrowings
Inventories	13,920,757	-	-	13,920,757	Inventories	Deferred income tax liabilities - current	175	-	(175)	-	-
Inventories related to construction business	16,149,498	-	-	16,149,498	Inventories related to real estate business	Current portion of capital lease obligations	42,161	-	(42,161)	-	-
Deferred income tax assets - current	1,135,525	-	(1,135,525)	-	-	Other current liabilities	1,921,938	-	(831,146)	1,090,792	Other current liabilities
-	-	-	501,363	501,363	Other financial assets - current	Total current liabilities	66,761,885	1,004,429	123,156	67,889,470	Total current liabilities
Other current assets	2,488,943	7,790	(148,250)	2,348,483	Other current assets
Total current assets	90,131,690	7,790	(1,012,194)	89,127,286	Total current assets	LONG-TERM LIABILITIES	50,425,156	-	(223,925)	50,201,231	Derivative financial liabilities for hedging - non-current, bonds payable and long-term borrowings

LONG-TERM INVESTMENTS
Equity method investments	1,154,360	(48,635)	-	1,105,725	Investments accounted for using the equity method	OTHER LIABILITIES
Available-for-sale financial assets - noncurrent	173,085	-	893,283	1,066,368	Available-for-sale financial assets - non-current	Accrued pension cost	3,304,841	1,695,638	-	5,000,479	Accrued pension liabilities
						Deferred income tax liabilities - noncurrent	624,740	-	752,538	1,377,278	Deferred tax liabilities
Financial assets carried at cost - noncurrent	893,283	-	(893,283)	-	-	Others	478,979	-	223,925	702,904	Other non-current liabilities
						Total other liabilities	4,408,560	1,695,638	976,463	7,080,661
Total long-term investments	2,220,728	(48,635)	-	2,172,093
						Total liabilities	121,595,601	2,700,067	875,694	125,171,362	Total liabilities
Property, plant and equipment, net	111,779,036	-	1,217,020	112,996,056	Property, plant and equipment
						EQUITY ATTRIBUTABLE
Intangible assets	15,772,415	(41,033)	(2,797,388)	12,933,994	Goodwill and other intangible assets	TO SHAREHOLDERS OF THE PARENT
						Capital stock	67,571,325	-	-	67,571,325	Share capital
OTHER ASSETS						Capital surplus	7,397,481	(3,421,467)	-	3,976,014	Capital surplus
Idle assets	1,114,054	-	(1,114,054)	-	-	Retained earnings	27,809,126	3,418,220,	-	31,227,346	Retained earnings
Deferred charges	1,045,356	-	(1,045,356)	-	-
Deferred income tax assets - noncurrent	1,459,103	290,430	1,887,888	3,637,421	Deferred tax assets	Other equity adjustments
Guarantee deposits and restricted assets	317,957	-	-	317,957	Other financial assets - non-current	Unrealized gain on financial instruments	235,088	-	48,372	283,460	Unrealized gain on available-for-sale financial assets
-	-	-	3,420,700	3,420,700	Long-term prepayments for lease
Others	37,756	-	319,078	356,834	Other non-current assets	-	-	-	(48,372)	(48,372)	Cash flow hedges
Total other assets	3,974,226	290,430	3,468,256	7,732,912		Cumulative translation adjustments	3,353,938	(3,353,938)	-	-	Exchange differences on translating foreign operations
						Unrecognized pension cost	(465,681)	465,681	-	-
						Total other equity adjustments	3,123,345	(2,888,257)	-	235,088	Total other equity
						Treasury stock	(4,731,741)	-	-	(4,731,741)	Treasury shares
						Total equity attributable to shareholders of the parent	101,169,536	(2,891,504)	-	98,278,032	Total equity attributable to owners of the Company

						MINORITY INTEREST	1,112,958	399,989	-	1,512,947	Non-controlling interests

						Total shareholders’ equity	102,282,494	(2,491,515)	-	99,790,979	Total equity

TOTAL	$223,878,095	$208,552	$875,694	$224,962,341	TOTAL	TOTAL	$223,878,095	$208,552	$875,694	$224,962,341	TOTAL

TABLE 2
ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

RECONCILIATION OF CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2012
(New Taiwan Dollars, in Thousands)

Assets						Liabilities and Equity
		Effect of Transition to IFRSs						Effect of Transition to IFRSs
		Recognition and						Recognition and
ROC GAAP		Measurement	Presentation	IFRSs		ROC GAAP		Measurement	Presentation	IFRSs
Item	Amount	Difference	Difference	Amount	Item	Item	Amount	Difference	Difference	Amount	Item

CURRENT ASSETS						CURRENT LIABILITIES
Cash	$20,265,551	$-	$(272,035)	$19,993,516	Cash and cash equivalents	Short-term borrowings	$36,884,926	$-	$-	$36,884,926	Short-term borrowings
Financial assets at fair value through profit or loss - current	4,035,000	-	-	4,035,000	Financial assets at fair value through profit or loss - current	Financial liabilities at fair value through profit or loss - current	467,148	-	-	467,148	Financial liabilities at fair value through profit or loss - current
Available-for-sale financial assets - current	48,266	-	-	48,266	Available-for-sale financial assets - current	Hedging derivative liabilities - current	4,524	-	-	4,524	Derivative financial liabilities for hedging - current
Bond investment with no active market - current	87,120	-	-	87,120	Debt investments with no active market - current	Accounts payable	24,226,701	-	-	24,226,701	Trade payables
Accounts receivable, net	37,212,587	-	210,904	37,423,491	Trade receivables, net	Income tax payable	2,784,310	1,028,838	-	3,813,148	Current tax liabilities
Other receivables	572,183	-	(187,570)	384,613	Other receivables	Accrued expenses	9,500,430	-	6,191,764	15,692,194	Other payables
-	-	-	243,675	243,675	Current tax assets	Payable for properties	5,291,348	-	(5,291,348)	-	-
Inventories	15,171,042	-	-	15,171,042	Inventories	Advance real estate receipts	167,017	-	-	167,017	Advance real estate receipts
Inventories related to construction business	16,902,018	-	-	16,902,018	Inventories related to real estate business	Current portion of long-term bank loans	3,167,050	-	-	3,167,050	Current portion of long-term borrowings
Deferred income tax assets - current	762,552	-	(762,552)	-	-	Deferred income tax liabilities - current	246,180	-	(246,180)	-	-
-	-	-	318,885	318,885	Other financial assets - current	Current portion of capital lease obligations	46,727	-	(46,727)	-	-
Other current assets	2,986,004	4,902	(102,955)	2,887,951	Other current assets	Other current liabilities	1,917,048	-	(642,785)	1,274,263	Other current liabilities
Total current assets	98,042,323	4,902	(551,648)	97,495,577	Total current assets	Total current liabilities	84,703,409	1,028,838	(35,276)	85,696,971	Total current liabilities

LONG-TERM INVESTMENTS
Equity method investments	1,218,023	(46,934)	-	1,171,089	Investments accounted for using the equity method	LONG-TERM LIABILITIES	44,591,685	-	(3,969)	44,587,716	Bonds payable and long-term borrowings
Available-for-sale financial assets - noncurrent	320,026	(51,199)	827,882	1,096,709	Available-for-sale financial assets - non-current	OTHER LIABILITIES
Financial assets carried at cost - noncurrent	827,882	-	(827,882)	-	-	Accrued pension cost	3,260,783	2,003,223	-	5,264,006	Accrued pension liabilities
Total long-term investments	2,365,931	(98,133)	-	2,267,798		Deferred income tax liabilities - noncurrent	946,577	-	860,326	1,806,903	Deferred tax liabilities
						Others	542,593	-	3,969	546,562	Other non-current liabilities
Property, plant and equipment, net	126,150,296	-	1,047,478	127,197,774	Property, plant and equipment	Total other liabilities	4,749,953	2,003,223	864,295	7,617,471

Intangible assets	15,801,845	(37,353)	(3,403,223)	12,361,269	Goodwill and other intangible assets	Total liabilities	134,045,047	3,032,061	825,050	137,902,158	Total liabilities

OTHER ASSETS						EQUITY ATTRIBUTABLE
Idle assets	1,092,502	-	(1,092,502)	-	-	TO SHAREHOLDERS OF THE PARENT
Deferred charges	427,967	-	(427,967)	-	-	Capital stock	76,047,667	-	-	76,047,667	Share capital
Deferred income tax assets – noncurrent	1,844,389	524,009	1,376,698	3,745,096	Deferred tax assets	Capital surplus	8,767,134	(3,492,500)	-	5,274,634	Capital surplus
Guarantee deposits and restricted assets	286,160	-	-	286,160	Other financial assets - non-current	Retained earnings	26,969,183	2,841,061	-	29,810,244	Retained earnings
-	-	-	4,164,062	4,164,062	Long-term prepayments for lease
Others	492,702	-	(287,848)	204,854	Other non-current assets	Other equity adjustments
Total other assets	4,143,720	524,009	3,732,443	8,400,172		Unrealized gain on financial instruments	401,938	(46,684)	-	355,254	Unrealized gain on available-for-sale financial assets
						-	-	(3,755)	-	(3,755)	Cash flow hedges
						Cumulative translation adjustments	119,987	(3,330,235)	-	(3,210,248)	Exchange differences on translating of foreign operations

						Unrecognized pension cost	(831,917)	831,917	-	-	-
						Total other equity adjustments	(309,992)	(2,548,757)	-	(2,858,749)	Total other equity
						Treasury stock	(1,959,107)	-	-	(1,959,107)	Treasury shares
						Total equity attributable to shareholders of the parent	109,514,885	(3,200,196)	-	106,314,689	Total equity attributable to owners of the Company

						MINORITY INTEREST	2,944,183	561,560	-	3,505,743	Non-controlling interests

						Total shareholders’ equity	112,459,068	(2,638,636)	-	109,820,432	Total equity

TOTAL	$246,504,115	$393,425	$825,050	$247,722,590	TOTAL	TOTAL	$246,504,115	$393,425	$825,050	$247,722,590	TOTAL

TABLE 3
ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

RECONCILIATION OF CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2012
(New Taiwan Dollars, in Thousands)

		Effect of Transition to IFRSs
		Recognition and
ROC GAAP		Measurement	Presentation	IFRSs
Item	Amount	Difference	Difference	Amount	Item

NET REVENUES	$193,972,392	$-	$-	$193,972,392	OPERATING REVENUE
COST OF REVENUES	157,348,622	(52,520)	46,642	157,342,744	OPERATING COSTS
GROSS PROFIT	36,623,770	52,520	(46,642)	36,629,648	GROSS PROFIT
OPERATING EXPENSES					OPERATING EXPENSES
Research and development	7,874,210	(2,846)	1,058	7,872,422	Research and development expenses
Selling	2,762,763	4,117	-	2,766,880	Selling and marketing expenses
General and administrative	8,225,415	38,705	19,144	8,283,264	General and administrative expenses
Total operating expenses	18,862,388	39,976	20,202	18,922,566	Total operating expenses
-	-	-	83,192	83,192	Other income and expenses
INCOME FROM OPERATIONS	17,761,382	12,544	16,348	17,790,274	PROFIT FROM OPERATIONS
NON-OPERATING INCOME AND GAINS					NON-OPERATING INCOME AND EXPENSES
Interest income	322,197	-	-	322,197	Other income
Gain on valuation of financial assets, net	420,845	-	-	420,845	Other gains and losses
Foreign exchange gain, net	965,404	-	-	965,404	Other gains and losses
Equity in earnings of equity method investments	61,374	1,702	-	63,076	Share of the profit of associates
Others	665,409	-	(58,552)	606,857	Other income and other gains and losses
Total non-operating income and gains	2,435,229	1,702	(58,552)	2,378,379	Total non-operating income and expenses
NON-OPERATING EXPENSES AND LOSSES					NON-OPERATING INCOME AND EXPENSES
Interest expense	2,004,315	-	-	2,004,315	Finance costs
Loss on valuation of financial liabilities, net	1,138,509	-	-	1,138,509	Other gains and losses
Impairment loss	97,234	-	(73,541)	23,693	Other gains and losses
Others	366,017	(3,942)	31,337	393,412	Other gains and losses and finance costs
total non-operating expenses and losses	3,606,075	(3,942)	(42,204)	3,559,929	Total non-operating income and expenses
INCOME BEFORE INCOME TAX	16,590,536	18,188	-	16,608,724	PROFIT BEFORE INCOME TAX
INCOME TAX EXPENSE	3,041,628	(81,202)	-	2,960,426	INCOME TAX EXPENSE
NET INCOME	$13,548,908	$99,390	$-	13,648,298	NET PROFIT FOR THE PERIOD
					Items that will not be reclassified subsequently to profit or loss:
				(818,546)	Remeasurement of defined benefit obligation
				140,880	Income tax relating to items that will not be reclassified subsequently
				(677,666)
					Items that may be reclassified subsequently to profit or loss:
				(3,269,623)	Exchange differences on translating foreign operations
				16,539	Unrealized gain on available-for-sale financial assets
				53,755	Cash flow hedges
				55,401	Share of other comprehensive income of associates
				(9,138)	Income tax relating to items that may be reclassified subsequently
				(3,153,066)
				(3,830,732)	Other comprehensive loss for the year, net of income tax
				$9,817,566	Total comprehensive income for the year