Form 20-F
period 2015-12-31
ADVANCED SEMICONDUCTOR ENGINEERING INC
filed 2016-04-29
CIK 1122411

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Tel: 886-2-6636-5678

Fax: 882-2-2757-6121

Email: ir@aseglobal.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
Common Shares, par value NT$10.00 each	The New York Stock Exchange*

*Traded in the form of American Depositary Receipts evidencing American Depositary Shares (the “ADSs”), each representing five common shares of Advanced Semiconductor Engineering, Inc.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

7,909,741,896 Common Shares, par value NT$10 each**

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

** As a result of the exercise of employee stock options subsequent to December 31, 2015, as of March 31, 2016, we had 7,918,272,896 shares outstanding.

 i

 ii

USE OF CERTAIN TERMS

Unless the context otherwise requires, references in this annual report to:

•	“2014 Bonds” are to RMB150.0 million 3.125% Guaranteed Bonds due September 22, 2014, issued by Anstock Limited, our wholly owned subsidiary incorporated in the Cayman Islands;

•	“2016 Bonds” are to RMB500.0 million 4.250% Guaranteed Bonds due September 20, 2016, issued by Anstock Limited;

•	“2018 Convertible Bonds” are to US$400.0 million Zero Coupon Convertible Bonds due September 5, 2018, issued by the Company;

•	“2018 NTD-linked Convertible Bonds” are to US$200.0 million NTD-linked Zero Coupon Convertible Bonds due March 27, 2018, issued by the Company;

•	“ASE,” the “Company,” “ASE Group,” “ASE Inc.,” “we,” “us,” or “our” are to Advanced Semiconductor Engineering, Inc. and, unless the context requires otherwise, its subsidiaries;

•	“ASEEE” are to ASE Embedded Electronics Inc., a company incorporated under the laws of the ROC;

•	“ASE Chung Li” are to ASE (Chung Li) Inc., a company previously incorporated under the laws of the ROC that merged into ASE Inc. on August 1, 2004;

•	“ASE Electronics” are to ASE Electronics Inc., a company incorporated under the laws of the ROC;

•	“ASE Japan” are to ASE Japan Co. Ltd., a company incorporated under the laws of Japan;

•	“ASE Korea” are to ASE (Korea) Inc., a company incorporated under the laws of the Republic of Korea;

•	“ASE Material” are to ASE Material Inc., a company previously incorporated under the laws of the ROC that merged into ASE Inc. on August 1, 2004;

•	“ASE Shanghai” are to ASE (Shanghai) Inc., a company incorporated under the laws of the PRC;

•	“ASE Test” are to ASE Test Limited, a company incorporated under the laws of Singapore;

•	“ASE Test Malaysia” are to ASE Electronics (M) Sdn. Bhd., a company incorporated under the laws of Malaysia;

•	“ASE Test Taiwan” are to ASE Test, Inc., a company incorporated under the laws of the ROC;

•	“ASEKS” are to ASE (KunShan) Inc., a company incorporated under the laws of the PRC;

•	“ASEN” are to Suzhou ASEN Semiconductors Co., Ltd., a company incorporated under the laws of the PRC;

•	“ASESH AT” are to ASE Assembly & Test (Shanghai) Limited, formerly known as Global Advanced Packaging Technology Limited, or GAPT, a company incorporated under the laws of the PRC;

•	“ASEWH” are to ASE (Weihai), Inc., a company incorporated under the laws of the PRC;

•	“Capital Increase” are to issuance of 130,000,000 common shares for public subscription, which was effected by way of an increase in the authorized share capital in the amount of NT$1,300.0 million of the Company in September 2013;

•	“Corporate Bonds” are to NT$8.0 billion 1.450% secured corporate bonds with five year term issued in August 2011 by the Company;

•	“Deposit Agreement” are to deposit agreement dated September 29, 2000 among Citibank, N.A., as depositary, holders and beneficial owners of ADSs and us, which was filed as an exhibit to our registration statement on post-effective amendment No. 2 to Form F-6 on September 16, 2003, and its two amendments, which were filed as an exhibit to our registration statement on post-effective amendment No. 1 to Form F-6 on April 3, 2006 and our registration statement on post-effective amendment No. 2 to Form F-6 on October 25, 2006;

•	“EEMS Test Singapore” are to EEMS Test Singapore Pte. Ltd., a company incorporated under the laws of Singapore, which changed its name to ASE Singapore II Pte. Ltd. and was subsequently merged into ASE Singapore Pte. Ltd. on January 1, 2011;

•	“Exchange Act” are to the U.S. Securities Exchange Act of 1934, as amended;

•	“FSC” are to the Financial Supervisory Commission of the Republic of China;

•	“Green Bonds” are to US$300.0 million 2.125% Guaranteed Bonds due July 24, 2017, offered by Anstock II Limited, our wholly owned subsidiary incorporated in the Cayman Islands;

•	“Hung Ching” are to Hung Ching Development & Construction Co. Ltd., a company incorporated under the laws of the ROC;

•	“IFRS” are to International Financial Reporting Standards, International Accounting Standards and Interpretations as issued by the International Accounting Standards Board;

•	“ISE Labs” are to ISE Labs, Inc., a corporation incorporated under the laws of the State of California;

•	“Initial SPIL Tender Offer” are to ASE’s offer to purchase 779,000,000 common shares (including common shares represented by outstanding American depositary shares) of SPIL through concurrent tender offers in the ROC and the U.S., at a price of NT$45 per SPIL common share and NT$225 per SPIL American depositary share, commenced on August 24, 2015 and expired on September 22, 2015;

•	“Korea” or “South Korea” are to the Republic of Korea;

•	“Mainland Investors Regulations” are to the Regulations Governing Securities Investment and Futures Trading in Taiwan by Mainland Area Investors;

•	“MOEAIC” are to Investment Commission, the ROC Ministry of Economic Affairs;

•	“PowerASE” are to PowerASE Technology, Inc., a company incorporated under the laws of the ROC, which was merged into ASE Inc. in May 2012;

•	“PRC” are to the People’s Republic of China and excludes Taiwan, Macau and Hong Kong;

•	“PRC Regulations” are to the Regulations Governing Mainland China Investors’ Securities Investments and Futures Trading in Taiwan;

•	“QDII” are to qualified domestic institutional investors;

•	“Republic of China”, the “ROC” and “Taiwan” are to the Republic of China, including Taiwan and certain other possessions;

•	“ROC GAAP” are to generally accepted accounting principles in the ROC;

•	“SEC” are to the Securities and Exchange Commission of the U.S.;

•	“Second SPIL Tender Offer” are to ASE’s offer to purchase 770,000,000 common shares (including common shares represented by outstanding American depositary shares) of SPIL through concurrent tender offers in the ROC and the U.S., at a price of NT$55 per SPIL common share and NT$275 per SPIL American depositary share, commenced on December 29, 2015 and expired on March 17, 2016 due to failure to obtain regulatory approval from the Taiwan Fair Trade Commission prior to the expiration of the Second SPIL Tender Offer;

•	“Securities Act” are to the U.S. Securities Act of 1933, as amended;

•	“SiP” are to system-in-package;

•	“SPIL” are to Siliconware Precision Industries Co., Ltd, and, unless the context requires otherwise, its subsidiaries;

•	“Taiwan-IFRS” are to the Regulations Governing the Preparation of Financial Reports by Securities Issuers, the IFRS as well as related guidance translated by Accounting Research and Development Foundation and endorsed by the FSC;

•	“Tessera” are to Tessera, Inc., a company that filed a suit against the Company and its U.S. subsidiary, ASE (U.S.) Inc.;

•	“UGJQ” are to Universal Global Technology (Shanghai) Co., Ltd., a company incorporated under the laws of the PRC;

•	“UGKS” are to Universal Global Technology (Kunshan) Co. Ltd., a company incorporated under the laws of the PRC;

•	“UGTW” are to Universal Global Scientific Industrial Co. Ltd., a company incorporated under the laws of the ROC;

•	“Universal Scientific” or “USI” are to Universal Scientific Industrial Co., Ltd., a company incorporated under the laws of the ROC;

•	“Universal Scientific Shanghai” are to Universal Scientific Industrial (Shanghai) Co., Ltd., a company incorporated under the laws of the PRC;

•	“U.S.” refers to United States of America;

•	“U.S. GAAP” are to accounting principles generally accepted in the U.S.;

•	“USI Inc.” are to USI Inc., a company incorporated under the laws of the ROC;

•	“USI Mexico” are to Universal Scientific Industrial De Mexico S.A. DE C.V., a company incorporated under the laws of Mexico;

•	“USISZ” are to Universal Electronics (Shenzhen) Co. Ltd., a company incorporated under the laws of the PRC; and

•	“Wuxi Tongzhi” are to Wuxi Tongzhi Microelectronics Co., Ltd., a company incorporated under the laws of the PRC.

We publish our financial statements in New Taiwan dollars, the lawful currency of the ROC. In this annual report, references to “United States dollars,” “U.S. dollars” and “US$” are to the currency of the United States; references to “New Taiwan dollars,” “NT dollars” and “NT$” are to the currency of the ROC; references to “RMB” are to the currency of the PRC; references to “JP¥” are to the currency of Japan; references to “MYR” are to the currency of Malaysia; references to “SGD” are to the currency of Republic of Singapore; references to “KRW” are to the currency of Republic of Korea; and references to “EUR” are to the currency of the European Union. Unless otherwise noted, all translations from NT dollars to U.S. dollars were made at the exchange rate as set forth in the H.10 weekly statistical release of the Federal Reserve System of the United States (the “Federal Reserve Board”) as of December 31, 2015, which was NT$32.79=US$1.00, and all translations from RMB to U.S. dollars were made at the exchange rate as set forth in the H.10 weekly statistical release of the Federal Reserve Board as of December 31, 2015, which was RMB6.4778=US$1.00. All amounts translated into U.S. dollars in this annual report are provided solely for your convenience and no representation is made that the NT dollar, RMB or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or NT dollars/RMB, as the case may be, at any particular rate or at all. On April 22, 2016, the exchange rate between NT dollars and U.S. dollars as set forth in the H.10 weekly statistical release by the Federal Reserve Board was NT$32.36=US$1.00. On April 22, 2016, the exchange rate between RMB and U.S. dollars as set forth in the H.10 weekly statistical release by the Federal Reserve Board was RMB6.5004 =US$1.00.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this annual report. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this annual report. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor or electronics industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the uncertainties as to whether we can complete the acquisition of 100% of SPIL shares not otherwise owned by ASE; the strained relationship between the ROC and the PRC; general economic and political conditions; the recent global economic crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, see “Item 3. Key Information—Risk Factors.”

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

The selected consolidated statements of comprehensive income data and cash flow data for the years ended December 31, 2013, 2014 and 2015, and the selected consolidated balance sheet data as of December 31, 2014 and 2015 set forth below are derived from our audited consolidated financial statements included in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements, including the notes thereto. The selected consolidated statements of comprehensive income data and cash flow data for the year ended December 31, 2012 and the selected consolidated balance sheet data as of December 31, 2012 and 2013 set forth below are derived from our audited consolidated financial statements not included herein.

Our consolidated financial statements have been prepared and presented in accordance with IFRS. Until and including our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2012, we prepared our consolidated financial statements in accordance with ROC GAAP with reconciliations to U.S. GAAP.

We adopted IFRS for certain filings with the SEC, starting from the filing of our annual report on Form 20-F for the year ended December 31, 2013. Historical financial results as of and for the year ended December 31, 2012 included herein have been adjusted and presented in accordance with IFRS, which differs from the results included in our annual report on Form 20-F for the year ended December 31, 2012. Meanwhile, as required by the FSC, we adopted Taiwan-IFRS for reporting of our annual and interim consolidated financial statements in the ROC beginning on January 1, 2013. Taiwan-IFRS differs from IFRS in certain respects, including, but not limited to the extent that any new or amended standards or interpretations applicable under IFRS may not be timely endorsed by the FSC. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Our adoption of new financial reporting standards, effective January 1, 2013, may have material impact on our financial statements thereafter” for more information.

Following our adoption of IFRS for SEC filing purposes, pursuant to the rule amendments adopted by the SEC that became effective on March 4, 2008, we were no longer required to reconcile our consolidated financial statements with U.S. GAAP. Historical selected financial data as of and for the year ended December 31, 2011 derived from our consolidated financial statements prepared in accordance with ROC GAAP have not been included below.

	As of and for the Year Ended December 31,
IFRS	2012	2013	2014	2015
	NT$	NT$	NT$	NT$	US$
	(in millions, except earnings per share and per ADS data)
Statement of Comprehensive Income Data:
Operating revenues	193,972.4	219,862.4	256,591.4	283,302.5	8,639.9
Operating costs	(157,342.7)	(177,040.4)	(203,002.9)	(233,167.3)	(7,110.9)
Gross profit	36,629.7	42,822.0	53,588.5	50,135.2	1,529.0
Operating expenses	(18,922.6)	(20,760.4)	(23,942.7)	(25,250.6)	(770.1)
Other operating income and expenses, net	83.2	(1,348.2)	228.7	(251.5)	(7.6)
Profit from operations	17,790.3	20,713.4	29,874.5	24,633.1	751.3
Non-operating income (expense), net	(1,181.6)	(1,343.6)	(1,339.4)	660.1	20.1

	As of and for the Year Ended December 31,
IFRS	2012	2013	2014	2015
	NT$	NT$	NT$	NT$	US$
	(in millions, except earnings per share and per ADS data)
Profit before income tax	16,608.7	19,369.8	28,535.1	25,293.2	771.4
Income tax expense	(2,960.4)	(3,499.6)	(5,666.0)	(4,311.1)	(131.5)
Profit for the year	13,648.3	15,870.2	22,869.1	20,982.1	639.9
Attributable to
Owners of the Company	13,191.6	15,404.5	22,228.6	20,013.5	610.4
Non-controlling interests	456.7	465.7	640.5	968.6	29.5
	13,648.3	15,870.2	22,869.1	20,982.1	639.9
Other comprehensive income (loss), net of income tax	(3,830.7)	3,233.3	5,504.4	(147.6)	(4.5)
Total comprehensive income for the year	9,817.6	19,103.5	28,373.5	20,834.5	635.4
Attributable to
Owners of the Company	9,420.4	18,509.6	27,394.3	19,940.4	608.1
Non-controlling interests	397.2	593.9	979.2	894.1	27.3
	9,817.6	19,103.5	28,373.5	20,834.5	635.4
Earnings per common share(1):
Basic	1.77	2.05	2.89	2.62	0.08
Diluted	1.73	1.99	2.79	2.51	0.08
Dividends per common share(2)	2.05	1.05	1.29	2.00	0.06
Earnings per equivalent ADS(1):
Basic	8.86	10.26	14.46	13.08	0.40
Diluted	8.65	9.96	13.93	12.55	0.38
Number of common shares(3):
Basic	7,445.5	7,508.5	7,687.9	7,652.8	7,652.8
Diluted	7,568.2	7,747.6	8,220.7	8,250.1	8,250.1
Number of equivalent ADSs
Basic	1,489.1	1,501.7	1,537.6	1,530.6	1,530.6
Diluted	1,513.6	1,549.5	1,644.1	1,650.0	1,650.0
Balance Sheet Data:
Current assets	97,495.6	132,176.5	159,955.2	156,732.8	4,779.9
Investments - non-current(4)	2,267.8	2,345.5	2,409.3	38,328.0	1,168.9
Property, plant and equipment, net	127,197.8	131,497.3	151,587.1	149,997.1	4,574.5
Intangible assets	12,361.3	11,953.6	11,913.3	11,888.6	362.6
Long-term prepayment for lease	4,164.1	4,072.3	2,586.0	2,556.2	77.9
Others(5)	4,236.0	4,676.9	5,267.9	5,765.5	175.8
Total assets	247,722.6	286,722.1	333,718.8	365,268.2	11,139.6
Short-term debts(6)	36,884.9	44,618.2	41,176.0	36,983.4	1,127.9
Current portion of long-term debts	3,213.8	6,016.5	2,835.5	16,843.3	513.7
Long-term debts(7)	44,591.7	50,166.5	55,375.8	66,535.1	2,029.1
Other liabilities(8)	53,211.8	60,176.9	78,640.1	78,700.1	2,400.1
Total liabilities	137,902.2	160,978.1	178,027.4	199,061.9	6,070.8
Share capital	76,047.7	78,180.3	78,715.2	79,185.7	2,414.9
Non-controlling interests	3,505.7	4,128.4	8,209.9	11,492.5	350.5
Equity attributable to owners of the Company	106,314.7	121,615.6	147,481.5	154,713.8	4,718.3
Cash Flow Data:
Capital expenditures	(39,029.5)	(29,142.7)	(39,599.0)	(30,280.1)	(923.5)
Depreciation and amortization	23,435.9	25,470.9	26,350.8	29,518.7	900.2
Net cash inflow from operating activities	33,038.0	41,296.0	45,863.5	57,548.3	1,755.1
Net cash outflow from investing activities	(43,817.8)	(29,925.8)	(38,817.9)	(63,351.4)	(1,932.0)
Net cash inflow (outflow) from financing activities	8,455.8	12,794.9	(2,797.0)	8,636.3	263.4

	As of and for the Year Ended December 31,
IFRS	2012	2013	2014	2015
	NT$	NT$	NT$	NT$	US$
	(in millions, except earnings per share and per ADS data)
Segment Data:
Operating revenues:
Packaging	104,298.3	112,603.9	121,336.5	116,607.3	3,556.2
Testing	22,657.0	24,732.2	25,874.7	25,191.9	768.3
Electronic manufacturing services	62,747.7	78,530.6	105,784.4	138,242.1	4,216.0
Others	4,269.4	3,995.7	3,595.8	3,261.2	99.4
Gross profit:
Packaging	19,812.5	23,673.7	33,040.2	30,348.5	925.5
Testing	7,601.0	9,079.4	9,632.0	9,025.7	275.3
Electronic manufacturing services	7,241.3	8,054.3	9,118.9	9,433.4	287.7
Others	1,974.9	2,014.6	1,797.4	1,327.6	40.5

__________________

(1)	The denominators for diluted earnings per common share and diluted earnings per equivalent ADS are calculated to account for the potential diluted factors, such as the exercise of options and conversion of our convertible bonds into our common shares.
(2)	Dividends per common share issued as a cash dividend, a stock dividend and distribution from capital surplus.
(3)	Represents the weighted average number of shares after retroactive adjustments to give effect to stock dividends. Common shares held by consolidated subsidiaries are classified as “treasury stock,” and are deducted from the number of common shares outstanding.
(4)	Including available-for-sale financial assets — non-current and investments accounted for using the equity method.
(5)	Including deferred tax assets, other financial assets — non-current and other non-current assets.
(6)	Including short-term bank loans and short-term bills payable.
(7)	Including bonds payable, long-term borrowings (consisted of bank loans and bills payable) and capital lease obligations.
(8)	Including (x) current liabilities other than short-term debts and current portion of long-term debts and (y) non-current liabilities other than long-term debts.

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

	Exchange Rate
	Average(1)	High	Low	Period End
2011	29.42	30.67	28.50	30.27
2012	29.47	30.28	28.96	29.05
2013	29.73	30.20	28.93	29.83
2014	30.38	31.80	29.85	31.60
2015	31.80	33.17	30.37	32.79
October	32.44	32.81	31.92	32.46
November	32.61	32.87	32.43	32.53
December	32.79	33.01	32.53	32.79
2016
January	33.43	33.74	33.14	33.43
February	33.24	33.51	32.95	33.22
March	32.59	33.09	32.16	32.18
April (through April 22, 2016)	32.33	32.44	32.11	32.36

_________________

(1)	Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages were calculated by using the average of the daily rates during the relevant month.

On April 22, 2016, the exchange rate as set forth in the H.10 weekly statistical release by the Federal Reserve Board was NT$32.36=US$1.00.

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

Market conditions in the semiconductor and electronics industries depend to a large degree on conditions in the markets for the end-use applications of various products, such as communications, computing and consumer electronics products. Any deterioration of conditions in the markets for the end-use applications would reduce demand for our services, and would likely have a material adverse effect on our financial condition and results of operations. In 2015, approximately 54.7%, 11.1% and 34.2% of our operating revenues from packaging and testing were attributed to the packaging and testing of semiconductors used in communications, computing and consumer electronics/industrial/automotive/other applications, respectively. In the same year, approximately 53.2%, 14.3%, 18.7%, 8.1% and 4.9% of our operating revenues from electronic manufacturing services were attributed to the communications, computing, consumer electronics applications, industrial and automotive applications, respectively. Across end-use applications, our customers face intense competition and significant shifts in demand, which could put pricing pressure on our services and may adversely affect our revenues and net income.

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

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including a European sovereign debt crisis that began in 2011 and continuing high unemployment rates in much of the world. It is unclear what the long-term impact of the European sovereign debt crisis will be and uncertainty remains over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies. Any economic downturn or crisis may cause our customers to do the following:

•	cancel or reduce planned expenditures for our products and services;

•	seek to lower their costs by renegotiating their contracts with us;

•	consolidate the number of suppliers they use, which may result in our loss of customers; and

•	switch to lower-priced products or services provided by our competitors.

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

The markets of semiconductor packaging and testing and electronic manufacturing services are very competitive. We face competition from a number of sources, including other independent semiconductor packaging and testing companies, integrated device manufacturers, and other electronic manufacturing services providers with large-scale manufacturing capabilities who can quickly react to market changes. We believe that the principal competitive factors in our industry are:

•	technological expertise;

•	the ability to provide total solutions to our customers, including integrated design, manufacturing, packaging and testing and electronic manufacturing services;

•	ability to offer interconnect technologies at an optimal scale for our businesses;

•	range of package types and testing platforms available;

•	the ability to work closely with our customers at the product development stage;

•	responsiveness and flexibility;

•	fast-to-market product development;

•	capacity;

•	diversity in facility locations;

•	production yield; and

•	price.

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

In addition, some of our competitors may have superior financial, marketing, manufacturing, research and development and technological resources than we do. For example, the central government of the PRC as well as provincial and municipal governments have provided various incentives to domestic companies in the semiconductor industry, including major semiconductor testing and packaging providers such as Jiangsu Changjiang Electronics Technology Co., Ltd. Similarly, our customers may face competition from their competitors in the PRC, and such competitors may also receive significant subsidies from the PRC government. As we are downstream suppliers, the impact of such government policies on competition and price pressure of our customers may negatively impact our own business. Increasing competition may lead to declines in product prices and profitability and could have a material adverse effect on our business, financial condition, results of operations and future prospects.

Our profitability depends on our ability to respond to rapid technological changes in the semiconductor industry.

The semiconductor industry is characterized by rapid increases in the diversity and complexity of semiconductors. As a result, we expect that we will need to constantly offer more sophisticated packaging and testing technologies and processes in order to respond to competitive industry conditions and customer requirements. We have successfully combined our packaging, testing and materials technologies with the expertise of electronic manufacturing services at the systems level to develop our SiP business. Success of a new product depends on a number of factors such as product acceptance by the market. New products are developed in anticipation of future demand. We cannot assure you that the launch of any new product will be successful, or that we will be able to produce sufficient quantities of these products to meet market demand. If we fail to develop, or obtain access to, advances in packaging or testing technologies or processes, we may become less competitive and less profitable. In addition, advances in technology typically lead to declining average selling prices for semiconductors packaged or tested with older technologies or processes. As a result, if we cannot reduce the costs associated with our services, the profitability of a given service and our overall profitability may decrease over time.

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

Our operating results have varied significantly from period to period and may continue to vary in the future. Downward fluctuations in our operating results may result in decreases in the market price of our common shares and the ADSs. Among the more important factors affecting our quarterly and annual operating results are the following:

•	changes in general economic and business conditions, particularly the cyclical nature of the semiconductor and electronics industries and the markets served by our customers;

•	our ability to quickly adjust to unanticipated declines or shortfalls in demand and market prices;

•	changes in prices for our products or services;

•	volume of orders relative to our packaging, testing and manufacturing capacity;

•	changes in costs and availability of raw materials, equipment and labor;

•	our ability to obtain or develop substitute raw materials with lower cost;

•	our ability to successfully develop or market new products or services;

•	our ability to successfully manage product mix in response to changes in market demand and differences in margin associated with different products;

•	timing of capital expenditures in anticipation of future orders;

•	our ability to acquire or design and produce cost-competitive interconnect materials, and provide integrated solutions for electronic manufacturing services;

•	fluctuations in the exchange rate between the NT dollar or RMB and foreign currencies, especially the U.S. dollar; and

•	typhoons, earthquakes, drought, epidemics, tsunami and other natural disasters, as well as industrial and other incidents such as fires and power outages.

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

We have significantly expanded our operations through both organic growth and acquisitions in recent years. For example, we acquired the controlling interest of Universal Scientific in 2010 to expand our product offering scope to electronic manufacturing services; we also entered into a joint venture agreement with TDK Corporation in May 2015 to further expand our business in embedded substrates. We expect that we will continue to expand our operations in the future. The purpose of our expansion is mainly to provide total solutions to existing customers or to attract new customers and broaden our product range for a variety of end-use applications. However, rapid expansion may place a strain on our managerial, technical, financial, operational and other resources. As a result of our expansion, we have implemented and will continue to implement additional operational and financial controls and hire and train additional personnel. Any failure to manage our growth effectively could lead to inefficiencies and redundancies and result in reduced growth prospects and profitability.

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

We may not be successful in pursuing mergers and acquisitions. Any mergers or acquisitions we make may lead to a diversion of management resources.

Our future success may depend on acquiring businesses and technologies, making investments or forming joint ventures that complement, enhance or expand our current product offerings or otherwise offer us growth opportunities. In pursuing such acquisitions, we may face competition from other companies in the semiconductor industry. Our ability to acquire or invest in suitable targets may be limited by applicable laws and regulations in Taiwan, the United States and other jurisdictions where we do business. Even if we are successful in making such acquisitions or investments, we may have to expend substantial amounts of cash, incur debt, assume loss-making divisions and incur other types of expenses. We may also face challenges in successfully integrating any acquired companies into our existing organization or in creating the anticipated cost synergies. Each of these risks could have a material adverse effect on our business, financial condition and results of operations.

The financial performance of our equity method investments could adversely affect our results of operations.

As part of our business strategy, we have and may continue to pursue acquisitions of businesses and assets, strategic alliances and joint ventures. We currently have equity investments in certain entities and the accounting treatment applied for these investments varies depending on a number of factors, including, but not limited to, our percentage ownership and the level of influence or control we have over the relevant entity. Any losses experienced by these entities could adversely affect our results of operations and the value of our investment. In addition, if these entities were to fail and cease operations, we may lose the entire value of our investment and the stream of any shared profits.

For example, on September 22, 2015, upon the expiration of the Initial SPIL Tender Offer period, we acquired 779,000,000 common shares (including those represented by American depositary shares) of SPIL through the Initial SPIL Tender Offer. We subsequently acquired an additional 258,300,000 common shares of SPIL (including those represented by American depositary shares) through open market purchases in March and April 2016. As of April 28, 2016, we beneficially own 1,037,300,000 common shares of SPIL (calculated as the sum of 935,596,800 common shares of SPIL and 101,703,200 common shares of SPIL underlying 20,340,640 American depositary shares of SPIL), representing 33.29% of the issued and outstanding share capital of SPIL (calculated based on 3,116,361,139 common shares of SPIL (including those represented by American depositary shares) outstanding as of March 31, 2016 as reported in SPIL’s annual report on Form 20-F for the year ended December 31, 2015). See “Item 4. Information on the Company— History and Development of the Company—Acquisition of Common Shares and American Depositary Shares of SPIL.” Although we are currently a 33.29% shareholder of SPIL, we currently do not control SPIL and do not have the power to direct SPIL or its management. As the investment in SPIL is accounted for by the equity method, to the extent that SPIL has net losses, our financial results will be adversely affected to the extent of our pro rata portion of these losses. In addition, as we currently do not control SPIL and do not have the power to direct SPIL or its management, we do not have access to SPIL’s books and records and may not be able to obtain SPIL’s financial information on a timely basis. SPIL’s reporting time for its financial statements may affect our ability to timely report our own financial statements or meet scheduled announcements for earnings releases.

There can be no assurance that we will be able to maintain or enhance the value or performance of our investee companies, including SPIL, or that we will achieve the returns or benefits sought from such investments. If our interests differ from those of other investors in our investee companies, we may not be able to enjoy synergies with the investee and it may adversely affect our financial results or financial condition.

We may not be successful in our acquisition of 100% of SPIL shares not otherwise owned by us.

On September 22, 2015, upon the expiration of the Initial SPIL Tender Offer period, we acquired 779,000,000 common shares (including those represented by American depositary shares) of SPIL through the Initial SPIL Tender Offer. In December 2015, following an announcement by SPIL that it plans to issue 1,033 million shares, if approved by SPIL shareholders, to a third party pursuant to a share placement agreement, we submitted a written proposal to SPIL’s Board proposing to acquire all SPIL shares not otherwise owned by ASE, contingent upon the termination of the share purchase agreement, and later launched the Second SPIL Tender Offer on December 29, 2015 to offer to purchase up to 770,000,000 common shares of SPIL (including those represented by American depositary shares). On March 17, 2016, we announced that the Second SPIL Tender Offer was unsuccessful because the Taiwan Fair Trade Commission (the “TFTC”) did not render its decision before the expiration of the Second SPIL Tender Offer. The TFTC subsequently suspended its review on March 23, 2016. Notwithstanding the failure of the Second SPIL Tender Offer, we announced that we will continue to seek to obtain control of SPIL, with the purpose of effecting an acquisition of 100% of the common shares and American depositary shares of SPIL not owned by us (“SPIL Merger”). See “Item 4. Information on the Company— History and Development of the Company—Acquisition of Common Shares and American Depositary Shares of SPIL.”

The successful consummation of the SPIL Merger is subject to a number of factors, including, among other things, obtaining all necessary antitrust or other regulatory approvals in Taiwan, the United States and other jurisdictions where we do business. In the event these conditions cannot be satisfied, we may re-evaluate our interest in SPIL and may consider, among other legally permissible alternatives, to dispose our SPIL shares at a loss, which may significantly affect our financial position. In addition, the interest we acquired in SPIL from the Initial SPIL Tender Offer is currently being reviewed by the ROC court. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings” for more information. If a dismissal is not granted or a settlement is not reached, such a lawsuit could result in substantial costs to ASE and divert management’s attention and resources, which may cause a material adverse effect on our results of operations, financial condition and business. We are also unable to quantify the harm to our reputation should any adverse findings be made against us. If our interest in SPIL from the Initial Tender Offer is voided by ROC courts, we may not realize the anticipated synergies, cost savings and benefits and growth opportunities that would otherwise have resulted from our acquisition of 779,000,000 common shares of SPIL.

Notwithstanding the above, even if we are successful in consummating the SPIL Merger, we may face challenges in successfully integrating SPIL into our existing organization or in realizing anticipated benefits and cost synergies. Each of these risks could have a material adverse effect on our business and operations, including our relationship with customers, suppliers, employees and other constituencies, or otherwise adversely affect our financial condition and results of operations.

There may be risks associated with the proposed holding company structure.

We announced in March 2016 that upon the successful completion of the SPIL Merger, we plan to establish a holding company in Taiwan that will hold 100% of the equity interests in both ASE and SPIL such that ASE and SPIL will be wholly owned subsidiaries of such holding company. The proposed holding company will maintain all current operations of ASE and SPIL in Taiwan. The implementation of such corporate structure restructuring plan may require approvals from relevant regulators and may result in unforeseen contingent risks, including increase in tax liabilities or trading discounts relating to a holding company discount that may become apparent in the future.

The packaging and testing businesses are capital intensive. If we cannot obtain additional capital when we need it, our growth prospects and future profitability may be adversely affected.

The packaging and testing business is capital intensive. We will need capital to fund the expansion of our facilities as well as fund our research and development activities in order to remain competitive. We believe that our existing cash, marketable securities, expected cash flow from operations and existing credit lines under our loan facilities will be sufficient to meet our capital expenditures, working capital, cash obligations under our existing debt and lease arrangements, and other requirements for at least the next twelve months. However, future capacity expansions or market or other developments may cause us to require additional funds. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by semiconductor or electronics companies; and

•	economic, political and other conditions in Taiwan and elsewhere.

If we are unable to obtain funding in a timely manner or on acceptable terms, our results of operations and financial conditions may be materially and adversely affected.

Restrictive covenants and broad default provisions in our existing debt agreements may materially restrict our operations as well as adversely affect our liquidity, financial condition and results of operations.

We are a party to numerous loans and other agreements relating to the incurrence of debt, many of which include restrictive covenants and broad default provisions. In general, covenants in the agreements governing our existing debt, and debt we may incur in the future, may materially restrict our operations, including our ability to incur debt, pay dividends, make certain investments and payments, other than in connection with restructurings of consolidated entities, and encumber or dispose of assets. In addition, any global economic deterioration or ineffective expansion may cause us to incur significant net losses or force us to assume considerable liabilities. We cannot assure you that we will be able to remain in compliance with our financial covenants, which, as a result, may lead to a default. This may thereby restrict our ability to access unutilized credit facilities or the global capital markets to meet our liquidity needs. Furthermore, a default under one agreement by us or one of our subsidiaries may also trigger cross-defaults under our other agreements. In the event of default, we may not be able to cure the default or obtain a waiver on a timely basis. An event of default under any agreement timely governing our existing or future debt, if not cured or waived, could have a material adverse effect on our liquidity, financial condition and results of operations.

We have on occasion failed to comply with certain financial covenants in some of our loan agreements. Such non-compliance may also have, through broadly worded cross-default provisions, resulted in default under some of the agreements governing our other existing debt. For example, we failed to comply with certain financial covenants in some of our loan agreements as a result of our acquisition of the controlling interest of Universal Scientific in February 2010, for which we have timely obtained waivers from our counterparties. If we are unable to timely remedy any of our non-compliance under such loan agreements or obtain applicable waivers or amendments, we would breach our financial covenants and our financial condition would be adversely affected. As of December 31, 2015, we were not in breach of any of the financial covenants under our existing loan agreements, although we cannot provide any assurance that we will not breach any of such financial covenants in the future.

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

In addition, we may be required to increase substantially the number of these employees in connection with our expansion plans, and there is intense competition for their services in this industry. We may not be able to either retain our present personnel or attract additional qualified personnel as and when needed. In addition, we may need to increase employee compensation levels in order to attract and retain our existing officers and employees and the additional personnel that we expect to require. Furthermore, a portion of the workforce at our facilities in Taiwan are foreign workers employed by us under work permits, which are subject to government regulations on renewal and other terms. Consequently, our business could also suffer if the Taiwan regulations relating to the employment of foreign workers were to become significantly more restrictive or if we are otherwise unable to attract or retain these workers at a reasonable cost.

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

Currently, the majority of our revenues are denominated in U.S. dollars, with a portion denominated in NT dollars and Japanese yen. Our operating costs and operating expenses, on the other hand, are incurred in several currencies, primarily NT dollars, U.S. dollars, RMB, Japanese yen, Korean won, as well as, to a lesser extent, Singapore dollars and Malaysian ringgit. In addition, a substantial portion of our capital expenditures, primarily for the purchase of packaging and testing equipment, has been, and is expected to continue to be, denominated in U.S. dollars, with the remainder in Japanese yen. Fluctuations in exchange rates, primarily among the U.S. dollar against the NT dollar, the Japanese yen and RMB, will affect our costs and operating margins. In addition, these fluctuations could result in exchange losses and increased costs in NT dollar and other local currency terms. Despite hedging and mitigating techniques implemented by us, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations. We recognized net foreign exchange losses of NT$276.2 million, NT$1,222.0 million and NT$713.2 million (US$21.8 million) in 2013, 2014 and 2015, respectively. We cannot assure you that we will achieve foreign exchange gains in the future. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk—Foreign Currency Exchange Rate Risk.”

The loss of a large customer or disruption of our strategic alliance or other commercial arrangements with semiconductor foundries and providers of other complementary semiconductor manufacturing services may result in a decline in our revenues and profitability.

Although we have a large customer base, we have derived and expect to continue to derive a large portion of our revenues from a small group of customers during any particular period due in part to the concentration of market share in the semiconductor and electronics industries. Our five largest customers together accounted for approximately 37.2%, 40.3% and 48.2% of our operating revenues in 2013, 2014 and 2015, respectively. One customer accounted for more than 10.0% of our operating revenues in 2013, 2014 and 2015. The demand for our services from a customer is directly dependent upon that customer’s level of business activity, which could vary significantly from year to year. Our key customers typically operate in the cyclical semiconductor and electronic business and, in the past, have varied, and may vary in the future, order levels significantly from period to period. Some of these companies are relatively small, have limited operating histories and financial resources, and are highly exposed to the cyclicality of the industry. We cannot assure you that these customers or any other customers will continue to place orders with us in the future at the same levels as in past periods. The loss of one or more of our significant customers, or reduced orders by any one of them, and our inability to replace these customers or make up for such orders, could adversely affect our revenues and profitability. In addition, we have in the past reduced, and may in the future be requested to reduce, our prices to limit the level of order cancellations. Any price reduction would likely reduce our margins and profitability.

Since 1997, we have maintained a strategic alliance with Taiwan Semiconductor Manufacturing Company Limited, or TSMC, one of the world’s largest dedicated semiconductor foundries. TSMC designates us as their non-exclusive preferred provider of packaging and testing services for semiconductors manufactured by TSMC. In addition, we entered into a joint venture agreement with TDK Corporation in May 2015 to further expand our business in embedded substrates. Such strategic alliances, as well as our other commercial arrangements with providers of other complementary semiconductor manufacturing services, enable us to offer total semiconductor manufacturing solutions to our customers. These strategic alliances and other commercial arrangements may not achieve their anticipated commercial benefits and may be terminated at any time. Any failure in successfully maintaining such alliances, any termination of such alliances or our failure to enter into substantially similar strategic alliances or commercial arrangements may adversely affect our competitiveness and our revenues and profitability.

We rely on a limited number of key customers in certain products for our revenues, and our results of operations may be adversely affected by a reduction of business from our key customers.

Our results of operations also depends on the performance and business of our key customers. Accordingly, risks that could seriously harm our key customers could harm us as well, including:

•	loss of market share for our key customers’ products;

•	recession in our key customers’ markets;

•	failure of their products to gain wide-spread commercial acceptance; and

•	our key customers’ inability to manage their operations efficiently and effectively.

The launch and market acceptance of our individual key customers’ products could significantly impact our product and customer mix, resulting in significant volatility in the demand for the solutions we offer and our results of operations. It is also possible that a key customer’s market share with respect to its product may decline as its competitors introduce new products, which could adversely affect our results of operations, particularly if we are unable to sell our solutions to such competitors. Furthermore, sales of our key customers’ products are subject to seasonal fluctuation.

Our revenues and profitability may decline if we are unable to obtain adequate supplies of raw materials in a timely manner and at a reasonable price.

Our operations, such as packaging operations, substrate operations and electronic manufacturing services, require that we obtain adequate supplies of raw materials on a timely basis. Shortages in the supply of raw materials have in the past resulted in occasional price increases and delivery delays. In addition, the operations of some of our suppliers are vulnerable to natural disasters, such as earthquakes and typhoons, the occurrences of which may deteriorate and prolong the shortage or increase the uncertainty of the supply of raw materials. For example, on March 11, 2011, a major earthquake occurred off the coast of Japan resulting in a large tsunami and radiation leak at the Fukushima nuclear power plant. We experienced a disruption to the supply of raw materials from Japan for about three to four weeks due to the fear of radiation contamination and the reduction or postponement in production by some of our Japanese suppliers. Although the purchase of supplies from Japan has been restored to the previous level, we cannot assure you that we will not suffer long-term from the impact of the earthquake and the tsunami. In addition, further earthquakes, aftershocks thereof or other disasters in Japan or other regions in which we operate may cause a decline in our sales. Any of the above events or developments may have a material adverse effect on our business, results of operations and financial condition.

Raw materials such as IC substrates are prone to supply shortages since such materials are produced by a limited number of suppliers such as Nanya Printed Circuit Board Corporation, LG Innotek Co., Ltd., Kinsus Interconnect Technology Corporation and Unimicron Technology Corp. Our operations conducted through our wholly owned subsidiaries ASE Electronics and ASE Shanghai have improved our ability to obtain IC substrates on a timely basis and at a reasonable cost. In 2015, our interconnect materials operations supplied approximately 27.2% of our consolidated substrate requirements by value. We do not expect that our internal interconnect materials operations will be able to meet all of our interconnect materials requirements. Consequently, we will remain dependent on market supply and demand for our raw materials. In addition, recent fluctuations in prices of precious metals, such as gold, have also affected the price at which we have been able to purchase the principal raw materials we use in our packaging processes. We cannot guarantee that we will not experience shortages in the near future or that we will be able to obtain adequate supplies of raw materials in a timely manner or at a reasonable price. Our revenues and net income could decline if we are unable to obtain adequate supplies of high quality raw materials in a timely manner or if there are significant increases in the costs of raw materials that we cannot pass on to our customers.

Regulations related to conflict minerals could adversely affect our business, financial condition and results of operations.

The Dodd-Frank Wall Street Reform and Consumer Protection Act contains provisions to improve transparency and accountability concerning the supply of certain minerals, known as conflict minerals, which are defined as cassiterite, columbite-tantalite, gold, wolframite or their derivatives and other minerals determined by the U.S. government to be financing conflict in the Democratic Republic of Congo and adjoining countries. As a result, in August 2012 the SEC adopted annual disclosure and reporting requirements for those companies who use conflict minerals in their products. These rules require companies that manufacture or contract to manufacture products for which conflict minerals are necessary to the functionality or production to begin scrutinizing the origin of conflict minerals in their products starting from January 1, 2013, and file a new form, Form SD, containing the conflict minerals disclosure by May 31 for the prior calendar year, beginning May 31, 2014. We filed a specialized disclosure report on Form SD for the years ended December 31, 2013 and 2014 on May 30, 2014 and June 1, 2015, respectively. Pursuant to the SEC rules governing conflict minerals disclosures, we have engaged an independent auditing firm to conduct audits on our due diligence framework to provide a private sector report for our specialized disclosure report on Form SD for the years ended December 31, 2014 and 2015. As a result, there will be costs associated with complying with these disclosure requirements, including costs for diligence to determine the sources of conflict minerals used in our products and other potential changes to products, processes or sources of supply as a consequence of such verification activities. The implementation of these rules could adversely affect the sourcing, supply and pricing of materials used in our products. As there may be only a limited number of suppliers offering “conflict free” minerals, we cannot be sure that we will be able to obtain necessary “conflict free” minerals from such suppliers in sufficient quantities or at competitive prices. Also, we may face adverse effects to our reputation if we determine that certain of our products contain minerals not determined to be conflict free or if we are unable to sufficiently verify the origins for all conflict minerals used in our products through the procedures we may implement.

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

In December 2013, the Kaohsiung City Environmental Protection Bureau ordered us to suspend the operations at our K7 Plant’s wafer-level process where nickel was used for alleged wastewater discharge violations and imposed a NT$110.1 million fine against us. The NT$110.1 million fine was later reduced to NT$109.4 million as ordered by the Kaohsiung City Environmental Protection Bureau. In December 2014, the Kaohsiung City Environmental Protection Bureau lifted the suspension order and approved the full resumption of operations of our K7 Plant after ordering a series of examinations, hearings and trial runs. In September 2015, the fine was further reduced to NT$102.0 million (US$3.1 million) by the Kaohsiung City Environmental Protection Bureau and we received a refund of NT$7.3 million (US$0.2 million) in October 2015. Although our K7 Plant has resumed full operation, we may be subject to other new environmental claims, charges or investigations on our K7 Plant or other facilities that may cause similar or more sever interruptions to our business and operations.

With respect to the NT$102.0 million (US$3.1 million) administrative penalty imposed on us by the Kaohsiung City Environmental Protection Bureau, we appealed to the Kaohsiung High Administrative Court in August 2014 seeking to (i) revoke Kaohsiung City Government’s decision, (ii) lift the administrative penalty imposed on us and (iii) demand a refund of the administrative penalty. On March 22, 2016, the Kaohsiung High Administrative Court revoked Kaohsiung City Government’s decision and lifted the administrative penalty. Our demand for a refund of the fine was dismissed. We appealed to the Supreme Administrative Court on April 14, 2016 against the Kaohsiung High Administrative Court’s unfavorable ruling in dismissing a refund. The outcome of the proceeding cannot be predicted with certainty.

In connection with the same alleged violations at our K7 plant, in October 2014, the Kaohsiung District Court ruled that we were in violation of the ROC Waste Disposal Act and imposed on us a criminal penalty of NT$3.0 million. We appealed the case to the Taiwan High Court Kaohsiung District Branch in November 2014. In September 2015, the Taiwan High Court Kaohsiung District Branch overturned the decision made by Kaohsiung District Court and found the Company not guilty and repealed the criminal penalty imposed on the Company. The verdict was final and not appealable. For additional details of these administrative actions and judicial proceedings related to our K7 Plant see “Item 4. Information on the Company—Business Overview—Environmental Matters,” “Item 4. Information on the Company—Property, Plants and Equipment” and “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” Defending against any of these pending or future actions will likely be costly and time-consuming and could significantly divert management’s efforts and resources. Any penalties, fines, damages or settlements made in connection with any criminal, civil, and/or administrative investigations and/or lawsuits may have a material adverse effect on our business, results of operations and future prospects.

We have made, and expect to continue to make, expenditures to maintain strict compliance with such environmental laws and regulations. For example, in order to demonstrate our commitment to environmental protection, in December 2013, our board of directors approved contributions to environmental protection efforts in Taiwan in a total amount of not less than NT$3,000.0 million, to be made in the next 30 years. For the years ended December 31, 2014 and 2015, we have made contributions in the amount of NT$100.0 million (US$3.0 million) each, respectively, through ASE Cultural and Educational Foundation to fund various environmental projects and our board of directors have resolved in a resolution in January 2016 to contribute NT$100.0 million (US$3.0 million) through ASE Cultural and Educational Foundation in environmental projects in 2016. The costs of current and future compliance with environmental laws and regulations could require us to acquire costly equipment or to incur other significant expenses that may have a material adverse effect on our financial condition and results of operations.

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

Increasing climate change and environmental concerns could affect the results of our operations if any of our customers request that we exceed any standards set for environmentally compliant products and services, or if raw materials and/or products are required to meet strict inspection standards with respect to any radioactive contamination as a result of concerns arising from radiation leaking incidents, such as the radiation leak, which occurred in March 2011 in Japan. If we are unable to offer such products or offer products that are compliant, but are not as reliable due to the lack of reasonably available alternative technologies, it may harm our results of operations.

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

Members of the Chang family own, directly or indirectly, a significant interest in our outstanding common shares. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.” Accordingly, these shareholders will continue to have the ability to exercise a significant influence over our business, including matters relating to:

•	our management and policies;

•	the timing and distribution of dividends; and

•	the election of our directors.

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

We currently maintain packaging and testing facilities and electronic manufacturing services sites in the PRC. We also made substantial investments in PRC real estate development through our subsidiaries in the PRC. Under PRC laws and regulations, foreign investment projects, such as our subsidiaries, must obtain certain approvals from the relevant governmental authorities in the provinces or special economic zones in which they are located and, in some circumstances, from the relevant authorities in the PRC’s central government. Foreign investment projects must also comply with certain regulatory requirements. However, PRC laws and regulations are often subject to varying interpretations and means of enforcement, and additional approvals from the relevant governmental authorities may be required for the operations of our PRC subsidiaries. If required, we cannot assure you that we will be able to obtain these approvals in a timely manner, if at all. Because the PRC government holds significant discretion in determining matters relating to foreign investment, we cannot assure you that the relevant governmental authorities will not take action that is materially adverse to our PRC operations.

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

With respect to assets, we recognized impairment charges of NT$691.9 million, NT$308.1 million and NT$258.1 million (US$7.9 million) in 2013, 2014 and 2015, respectively, primarily as a result of an impairment charge related to buildings and improvement, and impaired equipment and investment. See “Item 5. Operating and Financial Review and Prospects—Operating Results and Trend Information—Critical Accounting Policies and Estimates—Impairment of Tangible and Intangible Assets Other Than Goodwill,” “Item 5. Operating and Financial Review and Prospects—Operating Results and Trend Information—Critical Accounting Policies and Estimates— Valuation of Investments” and “Item 5. Operating and Financial Review and Prospects—Operating Results and Trend Information—Critical Accounting Policies and Estimates—Goodwill.”

We are unable to estimate the extent and timing of any impairment charges for future years and we cannot give any assurance that impairment charges will not be required in periods subsequent to December 31, 2015. Any impairment charge could have a material adverse effect on our net income. The determination of an impairment charge at any given time is based significantly on our expected results of operations over a number of years in the future. As a result, an impairment charge is more likely to occur during a period in which our operating results and outlook are otherwise already depressed.

Our adoption of new financial reporting standards, effective January 1, 2013, may have material impact on our financial statements thereafter.

We have historically presented our consolidated financial statements for and prior to the year ended December 31, 2012 in accordance with ROC GAAP for purposes of our filings with the Taiwan Stock Exchange, with reconciliation to U.S. GAAP for certain filings with the SEC. According to the announcement of the FSC, on May 14, 2009, effective January 1, 2013, companies listed on the Taiwan Stock Exchange, including us, must report their financial statements in accordance with the Taiwan-IFRS. Accordingly, we have adopted Taiwan-IFRS in the ROC for our interim quarterly earnings releases beginning in the first quarter of 2013 and our annual consolidated financial statements beginning in 2013. While we have adopted Taiwan-IFRS for ROC reporting purposes, we have also adopted and will continue to adopt IFRS, which differs from Taiwan-IFRS, for certain filings with the SEC, including this annual report and future reports on Form 20-F. Following our adoption of IFRS for SEC filing purposes, we will no longer be required to reconcile net income and balance sheet differences under our consolidated financial statements with U.S. GAAP.

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

In September 2013, we completed an offering of US$400.0 million in aggregate principal amount of convertible bonds due 2018 (“2018 Convertible Bonds”), and in July 2015, we completed an offering of US$200.0 million in aggregate principle amount of NTD-linked convertible bonds due 2018 (“2018 NTD-linked Convertible Bonds”). Certain provisions of our convertible bonds could make it more difficult or more expensive for a third party to acquire us. In the event that (1) our common shares cease to be listed on the Taiwan Stock Exchange; (2) any person or persons acting together acquire control of us if such person or persons do not have, and would not be deemed to have, control of us as of a specified date; (3) we consolidate with or merge into or sell or transfer all or substantially all of our assets to any other person, unless the consolidation, merger, sale or transfer will not result in the other person or persons acquiring control over us or the successor entity; or (4) one or more other persons acquire the legal or beneficial ownership of all or substantially all of our capital stock, holders of these bonds shall have the right to require us to repurchase all or any portion of the principal amount thereof (which is US$200,000 or any integral multiples thereof) of such holder’s bonds. “Control” means the right to appoint and/or remove all or the majority of the members of our board of directors or other governing body, whether obtained directly or indirectly, and whether obtained by ownership of share capital, the possession of voting rights, contract or otherwise. However, a “change of control” will not be deemed to have occurred (i) solely as a result of the issuance or transfer, with the Company’s corporation, of any preferred shares in the Company’s capital or (ii) if the closing price per common share for any five trading days within the period of 10 consecutive trading days ending immediately after the later of the change of control or the public announcement of the change of control equals or exceeds 110% of the conversion price in effect on each of those five trading days.

The accounting treatment for our outstanding convertible bonds, including the treatment for conversion option, redemption option and put option embedded in our outstanding convertible bonds, could have a material effect on our reported financial results.

In September 2013, we completed the offering of the 2018 Convertible Bonds. Since the 2018 Convertible Bonds are denominated in U.S. dollars, which is different from our functional currency under IFRS, we separated the conversion option, redemption option and put option embedded in 2018 Convertible Bonds (collectively, the “Bond Options”) and recognized them as a freestanding derivative at fair value through profit or loss. To determine the fair value of the Bond Options of the 2018 Convertible Bonds, we are subject to a mark-to-market accounting on the Bond Options embedded in the 2018 Convertible Bonds. As a result, if the fair value of our common shares rises, mark to market of the Bond Options would lead to losses in our financial statements. For each reporting period over the term of the convertible bonds, a gain (or loss) will be reported in our consolidated statement of comprehensive income to the extent the fair value of the Bond Options changes from the previous period. Changes in fair value of the Bond Options generated a loss for NT$75.0 million, NT$777.6 million and NT$112.0 million (US$3.4 million) in 2013, 2014 and 2015, respectively. See note 18 to our audited consolidated financial statements included in this annual report.

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

Our management concluded that our internal control over financial reporting was effective as of December 31, 2015 and our independent registered public accounting firm has issued an attestation report concluding that our internal control over financial reporting was effective in all material aspects. As effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help prevent fraud, any failure to maintain effective internal control over financial reporting could harm our business and result in a loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our common shares and ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

We could potentially face tax uncertainties arising from the decisions, activities, and operations undertaken by us.

There are many business activities that may give rise to tax issues in our daily operations, ranging from procurement, research and development activities, manufacturing to product storage and distribution, among other activities. Additional tax liabilities such as double taxation, inapplicability of tax incentives, tax adjustment and related interest and penalties may arise if all these tax issues are not dealt with properly. The development and evolution of tax laws and regulations present considerable uncertainties in interpretation and enforcement, which could call for more onerous compliance measures and tax audits in the jurisdictions in which we operate. Failure to comply with any change in tax laws could result in unfavorable tax consequences to us and have an adverse impact on our business, financial condition and results of operations.

Risks Relating to Taiwan, ROC

Strained relations between the ROC and the PRC and disruptions in Taiwan’s political environment caused by domestic political events could negatively affect our business and the market value of your investment.

Our principal executive offices and our principal facilities are located in Taiwan and approximately 48.5%, 52.1% and 46.9% of our operating revenues in 2013, 2014 and 2015, respectively, were derived from our operations in Taiwan. Accordingly, our business and financial condition may be affected by changes in local governmental policies and political and social instability.

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

Currently, we manufacture interconnect materials in the PRC through our wholly owned subsidiary, ASE Shanghai. We also provide packaging and testing services in the PRC through some of our subsidiaries. In addition, we engage in the PRC in real estate development and the manufacture of computer peripherals and electronic components through our subsidiaries in the PRC. See “Item 4. Information on the Company—Organizational Structure—Our Consolidated Subsidiaries.” In the past, ROC companies, including ourselves, were prohibited from investing in facilities for the packaging and testing of semiconductors in the PRC. Although the prohibitions have been relaxed since February 2010, the ROC government currently still restricts certain types of investments by ROC companies, including ourselves, in the PRC. We do not know when or if such laws and policies governing investment in the PRC will be amended, and we cannot assure you that such ROC investment laws and policies will permit us to make further investments of certain types in the PRC in the future that we consider beneficial to us. Our growth prospects and profitability may be adversely affected if we are restricted from making certain additional investments in the PRC and are not able to fully capitalize on the growth of the semiconductor industry in the PRC.

As a substantial portion of our business and operations is located in Taiwan, we are vulnerable to earthquakes, typhoons, drought and other natural disasters, as well as power outages and other industrial incidents, which could severely disrupt the normal operation of our business and adversely affect our results of operations.

Taiwan is susceptible to earthquakes and has experienced severe earthquakes which caused significant property damage and loss of life, particularly in the central and eastern parts of Taiwan. Earthquakes have damaged production facilities and adversely affected the operations of many companies involved in the semiconductor and other industries. For example, in February 2016, an earthquake measuring 6.4 on the Richter magnitude scale occurred in Kaohsiung caused several death and property damages. However, the earthquake did not have a material impact on our operations. We have never experienced structural damage to our facilities or damage to our machinery and equipment as a result of these earthquakes. In the past, however, we have experienced interruptions to our production schedule primarily as a result of power outages caused by earthquakes.

Taiwan is also susceptible to typhoons, which may cause damage and business interruptions to companies with facilities located in Taiwan. For example, on August 8, 2015, Taiwan experienced severe damage from typhoon Soudelor that caused several deaths, severe flooding, extensive property damage and loss of electricity for millions of households. Taiwan has experienced severe droughts in the past. Although we have not been directly affected by droughts, we are dependent upon water for our packaging and substrates operations and a drought could interrupt such operations. In addition, a drought could interrupt the manufacturing process of the foundries located in Taiwan, in turn disrupting some of our customers’ production, which could result in a decline in the demand for our services. In addition, the supply of electrical power in Taiwan, which is primarily provided by Taiwan Power Company, the state-owned electric utility, is susceptible to disruption that could be prolonged and frequent, caused by overload as a result of high demand or other reasons.

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

Our production facilities as well as many of our suppliers and customers and providers of complementary semiconductor manufacturing services, including wafer foundries, are located in Taiwan. If our customers are affected by an earthquake, a typhoon, a drought or any other natural disasters, or power outage or other industrial incidents, it could result in a decline in the demand for our services. If our suppliers or providers of complementary semiconductor manufacturing services are affected, our production schedule could be interrupted or delayed. As a result, a major earthquake, typhoon, drought or other natural disaster in Taiwan, or a power outage or other industrial incident could severely disrupt the normal operation of our business and have a material adverse effect on our financial condition and results of operations.

We face risks related to health epidemics and outbreaks of contagious diseases, including H5N1 influenza, H7N9 influenza, H9N2 influenza, Severe Acute Respiratory Syndrome, or SARS, Middle East Respiratory Syndrome, or MERS, Ebola virus and Zika virus.

There have been reports of outbreaks of a highly pathogenic influenza caused by the H5N1, H7N9 and H9N2 viruses, in certain regions of Asia and other parts of the world. In recent years, Ebola virus disease broke out in West Africa, with a number of people having died of the disease in countries such as Guinea, Sierra Leone and Liberia. There are also cases of patients diagnosed with Ebola in the United States and Europe. In addition, Zika virus disease broke out in the Americas in 2015 and is currently ongoing, infecting people throughout South America, Central America, Mexico and the Caribbean. The disease is strongly linked to cases of microcephaly and Guillain–Barré syndrome in Brazil. An outbreak of such contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries. Additionally, a recurrence of SARS, a highly contagious form of atypical pneumonia, similar to the occurrence in 2003, which affected the PRC, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries, and MERS, a viral respiratory infection which affected South Korea in 2015, would also have similar adverse effects. Since most of our operations and customers and suppliers are based in Asia (mainly in Taiwan and the PRC), an outbreak of H5N1 influenza, H7N9 influenza, H9N2 influenza, SARS, MERS, Ebola, Zika virus or other contagious diseases in Asia or elsewhere, or the perception that such an outbreak could occur, and the measures taken by the governments of countries affected, including the ROC and the PRC, could adversely affect our business, financial condition or results of operations.

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

If a non-ROC holder of ADSs withdraws and holds common shares, such holder of ADSs will be required to appoint a tax guarantor, local agent and custodian in the ROC and register with the Taiwan Stock Exchange or the Taipei Exchange in order to buy and sell securities on the Taiwan Stock Exchange.

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

In addition, under current ROC law, such withdrawing holder is required to register with the Taiwan Stock Exchange or the Taipei Exchange and appoint a local agent in the ROC to, among other things, open a bank account and open a securities trading account with a local securities brokerage firm, pay taxes, remit funds and exercise such holder’s rights as a shareholder. Furthermore, such withdrawing holder must appoint a local bank or a local securities firm to act as custodian for confirmation and settlement of trades, safekeeping of securities and cash proceeds and reporting and declaration of information. Without satisfying these requirements, non-ROC withdrawing holders of ADSs would not be able to hold or otherwise subsequently sell our common shares on the Taiwan Stock Exchange or otherwise.

Pursuant to Mainland Investors Regulations, only QDIIs or persons that have otherwise obtained the approval from the MOEAIC and registered with the Taiwan Stock Exchange are permitted to withdraw and hold our shares from a depositary receipt facility. In order to hold our shares, such QDIIs are required to appoint an agent and custodian as required by the Mainland Investors Regulations. If the aggregate amount of our shares held by any QDII or shares received by any QDII upon a single withdrawal or in the aggregate accounts for 10.0% of our total issued and outstanding shares, such QDII must obtain the prior approval from the MOEAIC. We cannot assure you that such approval would be granted.

The market value of your investment may fluctuate due to the volatility of the ROC securities market.

The trading price of our ADSs may be affected by the trading price of our common shares on the Taiwan Stock Exchange. The ROC securities market is smaller and more volatile than the securities markets in the United States and in many European countries. The Taiwan Stock Exchange has experienced substantial fluctuations in the prices and volumes of sales of listed securities and there are currently limits on the range of daily price movements on the Taiwan Stock Exchange. The Taiwan Stock Exchange Index peaked at 12,495.3 in February 1990, and subsequently fell to a low of 2,560.5 in October 1990. On March 13, 2000, the Taiwan Stock Exchange Index experienced a 617-point drop, which represented the single largest decrease in the Taiwan Stock Exchange Index in its history. During the period from January 1, 2015 to December 31, 2015, the Taiwan Stock Exchange Index peaked at 9,973.12 on April 27, 2015, and reached a low of 7,410.34 on August 24, 2015. Over the same period, the trading price of our common shares ranged from NT$48.05 per share to NT$29.75 per share. On April 28, 2016, the Taiwan Stock Exchange Index closed at 8,473.87, and the closing value of our common shares was NT$32.20 per share.

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

Similar to other ROC technology companies, we issue bonuses from time to time in the form of common shares. Prior to 2009, bonuses issued in the form of our common shares were valued at par. Beginning in 2009, bonuses in the form of our common shares are valued at the closing price of our common shares on the day prior to our shareholders’ meeting. In addition, under the ROC Company Law we may, upon approval from our board of directors and the ROC Securities and Futures Bureau of the FSC, establish employee stock option plans provided that shareholders’ approval is required if the exercise price of an option would be less than the closing price of our common shares on the Taiwan Stock Exchange on the grant date of the option. ASE Inc. currently maintains three employee stock option plans pursuant to which our full-time employees, including our domestic and foreign subsidiaries, are eligible to receive stock option grants. As of December 31, 2015, 252,606,950 options granted by ASE Inc. were outstanding. In December 2014, the board of directors approved the 5th Employee Share Option plans, and in April 2015, the FSC approved the 5th Employee Share Option plans, under which 94,270,000 options were granted in September 2015. See “Item 6. Directors, Senior Management and Employees—Compensation—ASE Inc. Employee Bonus and Stock Option Plans.” The issuance of our common shares pursuant to stock bonuses or stock options may have a dilutive effect on the holders of outstanding common shares and ADSs.

In addition, the sale of additional equity or equity-linked securities may result in additional dilution to our shareholders. In September 2013, we issued 2018 Convertible Bonds to fund procurement of raw materials from overseas. The bonds are convertible by holders at any time on or after October 16, 2013 and up to (and including) August 26, 2018. As of December 31, 2015, none of the bonds has been converted into our common shares, and the balance of the outstanding bonds was US$400.0 million. The initial conversion price was NT$33.085 per common share, subject to adjustment upon the occurrence of certain events, such as the Capital Increase and cash dividend distribution. As of the date of this annual report, the conversion price is NT$30.28 per common share. Upon full conversion, the outstanding bonds will be converted into 395,719,947 common shares if based on the current conversion price, representing 5.0% of our outstanding shares at the end of December 31, 2015. Any conversion of bonds, in full or in part, would dilute the ownership interest of our existing shareholders and our earnings per share and could adversely affect the market price of our ADSs. Moreover, in September 2013, we issued 130,000,000 common shares for public subscription, which was effected by way of an increase in our authorized share capital in the amount of NT$1,300.0 million. The issuance of the zero coupon convertible bonds due 2018 and the Capital Increase could cause dilution to our ADS holders.

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

The voting rights of a holder of ADSs as to our common shares represented by its ADSs are governed by the deposit agreement. Holders of ADSs will not be able to exercise voting rights on an individual basis. If holders representing at least 51% of the ADSs outstanding at the relevant record date instruct the depositary to vote in the same manner regarding a resolution, including the election of directors, the depositary will cause all common shares represented by the ADSs to be voted in that manner. If the depositary does not receive timely instructions representing at least 51% of the ADSs outstanding at the relevant record date to vote in the same manner for any resolution, including the election of directors, holders of ADSs will be deemed to have instructed the depositary or its nominee to authorize all our common shares represented by the ADSs to be voted at the discretion of our chairman or his designee, which may not be in the interest of holders of ADSs. Moreover, while shareholders who own 1% or more of our outstanding shares are entitled to submit one proposal to be considered at our annual general meetings of shareholders, only holders representing at least 51% of our ADSs outstanding at the relevant record date are entitled to submit one proposal to be considered at our annual general meetings of shareholders. Hence, only one proposal may be submitted on behalf of all ADS holders.

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

Changes in exchange controls, which restrict your ability to convert proceeds received from your ownership of ADSs, may have an adverse effect on the value of your investment.

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

Acquisition of Common Shares and American Depositary Shares of SPIL

In August 2015, we announced an offer to purchase 779,000,000 common shares (including those represented by American depositary shares) of SPIL through concurrent tender offers in the ROC and the U.S., at a price of NT$45 per SPIL common share and NT$225 per SPIL American depositary share. The Initial SPIL Tender Offer expired on September 22, 2015, with 1,147,898,165 common shares (including those represented by American depositary shares) validly tendered and not validly withdrawn, exceeding the offer cap, and as a result, after proration, 725,749,060 SPIL common shares and 10,650,188 SPIL American depositary shares were accepted for purchase. On October 1, 2015, we became a shareholder holding approximately 24.99% of the issued and outstanding share capital in SPIL.

In December 2015, following an announcement by SPIL that it plans to issue 1,033 million shares, if approved by SPIL shareholders, to a third party pursuant to a share placement agreement, we submitted a written proposal to SPIL’s Board proposing to acquire all SPIL shares not otherwise owned by ASE, contingent upon the termination of the share placement agreement. The board of directors of SPIL (“SPIL Board”) did not respond to our acquisition proposal. Subsequently, we launched an offer to purchase 770,000,000 common shares (including those represented by American depositary shares) of SPIL through concurrent tender offers in the ROC and the U.S., at a price of NT$55 per SPIL common share and NT$275 per SPIL American depositary share. The Second SPIL Tender Offer expired on March 17, 2016. Because the TFTC did not render a decision before the expiration of the Second SPIL Tender Offer, resulting in the failure to satisfy one of the tender offer conditions, the Second SPIL Tender Offer was not successful. The TFTC subsequently suspended its review on March 23, 2016.

Notwithstanding the failure of the Second SPIL Tender Offer, we announced that we will continue to seek control of SPIL, with the purpose of effecting the SPIL Merger. In order to implement the SPIL Merger, we announced that we intend to seek to discharge the SPIL Board at one or more shareholders’ meetings, or await the expiration of the current SPIL Board’s term, and elect new nominees to the SPIL Board. If after such election one half or more of the SPIL Board is composed of candidates nominated or designated by us, we intend, in accordance with the Enterprise Mergers and Acquisitions Act, to cause the SPIL Board to resolve in favor a SPIL Merger.

We expect to continue to seek the support of SPIL shareholders in order to acquire 100% of the issued and outstanding share capital of SPIL not owned by us, by all legally available means, and will continue to seek all necessary antitrust or other regulatory approvals in Taiwan, the United States and other jurisdictions where we do business. In addition, upon the completion of the SPIL Merger, we plan to establish a holding company in Taiwan that will hold 100% of the equity interests in both ASE and SPIL such that ASE and SPIL will be wholly owned subsidiaries of such holding company. The proposed new holding company will maintain all current operations of ASE and SPIL in Taiwan.

In March and April 2016, we acquired an additional 258,300,000 common shares of SPIL (including those represented by American depositary shares) through open market purchases. As of April 28, 2016, we beneficially own 1,037,300,000 common shares of SPIL (calculated as the sum of 935,596,800 common shares of SPIL and 101,703,200 common shares of SPIL underlying 20,340,640 American depositary shares of SPIL), representing 33.29% of the issued and outstanding share capital of SPIL (calculated based on 3,116,361,139 common shares of SPIL (including those represented by American depositary shares) outstanding as of March 31, 2016 as reported in SPIL’s annual report on Form 20-F for the year ended December 31, 2015).

We will otherwise continue to seek opportunities for cooperation with SPIL, subject to applicable law. In addition, we intend to consider other possibilities, including further acquisitions of common shares of SPIL, including those represented by American depositary shares, whether in the market, privately negotiated transactions, or through one or more tender offers, or one or more other potential transactions. We will continue to review our investment in SPIL on the basis of available information and reserve the right to increase or decrease our ownership stake from time to time.

There were no public takeover offers by third parties of ASE’s shares which occurred in 2014 and 2015.

2018 NTD-linked Convertible Bonds

In July 2015, we completed an offering of US$200.0 million aggregate principal amount of NTD-linked zero coupon convertible bonds due 2018. The 2018 NTD-linked Convertible Bonds were offered to persons outside of the United States in compliance with Regulation S under the Securities Act. The bonds will mature on March 27, 2018, unless previously repurchased or converted in accordance with their terms prior to such date. The net proceeds from the offering were used to fund procurement of equipment from overseas. Please refer to note 18 of our consolidated financial statements included in this annual report for more information. As of December 31, 2015, the balance of the outstanding convertible bonds was US$200.0 million.

ASEEE

On May 8, 2015, we entered into a joint venture agreement with TDK Corporation, under which both parties would invest in ASE Embedded Electronics Inc. (“ASEEE”), a company limited by shares incorporated under ROC law. ASEEE will engage in the business of manufacture, marketing, distribution and sale of embedded substrates and it plans to leverage TDK Corporation’s expertise, patents and knowledge in the field of SESUB technology. In August 2015, we invested NT$618.1 million (US$18.9 million) for 51% shareholding in ASEEE. The investment in ASEEE is accounted for using the equity method. See “Item 10. Material Contracts—Joint Venture Agreement between ASE and TDK Corporation” for more information.

USI Group Restructuring

In April 2015, our subsidiary Universal Scientific completed a spin-off of its subsidiaries to USI Inc.. As a result of such spin-off, as of April 1, 2015, ASE Inc. held approximately 99.01% of Universal Scientific and approximately 99.17% of USI Inc.

Universal Scientific, USI Inc. and USI Inc.’s directly and indirectly held subsidiaries (collectively, the “USI Group”) primarily engage in electronic manufacturing services in relation to computers, consumer electronics, communications, industrial and automotive, among other services and businesses. As part of our corporate reorganization to align each business function to different legal entity groups, the board of directors of ASE Inc. passed a resolution on September 24, 2015 and approved the sale of all ASE Inc.’s shareholding in Universal Scientific to UGTW, an indirectly held subsidiary of USI Inc., which will result in USI Inc. indirectly holding Universal Scientific (the “Universal Scientific Share Transfer”). The Universal Scientific Share Transfer was approved by the Investment Commission of MOEA on February 3, 2016 and the majority of ASE Inc.’s shares in Universal Scientific were transferred to UGTW in March 2016, with the remaining shares to be transferred in May 2016.

For more information on our history and development, see “—Organizational Structure.”

Our principal capital expenditures for the years ended December 31, 2013, 2014 and 2015 have been for machinery and equipment procurements and investments in buildings and improvement in connection with the expansion of our capacity expansion, for which we spent NT$27,044.1 million, NT$43,448.6 million and NT$28,280.8 million (US$862.5 million), respectively. We had commitments for capital expenditures of approximately US$246.7 million, of which US$53.6 million had been paid as of December 31, 2015, mainly in connection with the expansion of our packaging and testing services operations primarily in the ROC and the PRC. Any future expansion of our operating activities could result in additional capital expenditures. We anticipate our capital expenditures in 2016 will be financed through our existing cash, marketable securities, expected cash flow from operations and existing credit lines under our loan facilities and will consist of, among other things, additional machinery and equipment procurements for our capacity expansions. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” for more information. Other than the acquisition of common shares and American depositary shares of SPIL by way of the Initial SPIL Tender Offer and through open market purchases, there were no significant financial investments or divestitures in 2013, 2014 and 2015. See “Item 4. Information on the Company—History and Development of the Company—Acquisition of Common Shares and American Depositary Shares of SPIL” for information.

BUSINESS OVERVIEW

ASE is among the leading providers of semiconductor packaging and testing services based on 2015 revenues. Our services include semiconductor packaging, production of interconnect materials, front-end engineering testing, wafer probing and final testing services, as well as integrated solutions for electronic manufacturing services in relation to computers, peripherals, communications, industrial, automotive, and storage and server applications. We believe that, as a result of the following strengths, we are able to compete effectively to meet customers’ requirements across a wide range of end-use applications:

•	our ability to provide a broad range of cost-effective semiconductor packaging and testing services on a large-scale turnkey basis within key centers of semiconductor manufacturing;

•	our expertise in developing and providing cost-effective packaging, interconnect materials and testing technologies and solutions;

•	our ability to provide proactive original design manufacturing services using innovative solution-based designs;

•	our commitment to investing in capacity expansion and research and development, as well as selective acquisitions, that will benefit customers and our business;

•	our geographic presence in key centers of outsourced semiconductor and electronics manufacturing; and

•	our long-term relationships with providers of complementary semiconductor manufacturing services, including our strategic alliance with TSMC, one of the world’s largest dedicated semiconductor foundries.

We believe that it is still the trend for semiconductor companies to outsource their packaging, testing and manufacturing requirements as semiconductor companies rely on independent providers of foundry, packaging and testing and electronic manufacturing services. In response to the increased pace of new product development and shortened product life and production cycles, semiconductor companies are increasingly seeking both independent packaging and testing companies that can provide turnkey services in order to reduce time-to-market and electronic manufacturing companies with proactive original design capabilities that can provide large-scale production. We believe that our technological expertise and scale and our ability to integrate our broad range of solutions into turnkey services and electronic manufacturing services allow us to benefit from the accelerated outsourcing trend and better serve our existing and potential customers.

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

The semiconductor industry is characterized by strong long-term growth, with periodic and sometimes severe cyclical downturns. The Semiconductor Industry Association reported that worldwide sales of semiconductors increased from approximately US$51.0 billion in 1990 to approximately US$335.2 billion in 2015. We believe that overall growth and cyclical fluctuations will continue over the long-term in the semiconductor industry.

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

The availability of technologically advanced independent manufacturing services has also enabled the growth of “fabless” semiconductor companies that focus on semiconductor design and marketing, while outsourcing their wafer fabrication, packaging and testing requirements to independent companies. We believe that the growth in the number and scale of fabless semiconductor companies that rely solely on independent companies to meet their manufacturing requirements will continue to be a driver of growth for us. Similarly, the availability of technologically advanced independent manufacturing services has encouraged integrated device manufacturers, which traditionally have relied on in-house semiconductor manufacturing capacity, to increasingly outsource their manufacturing requirements to independent semiconductor manufacturing companies.

We believe the outsourcing of semiconductor manufacturing services will increase in the future for many reasons, including the following:

•	Technological Expertise and Significant Capital Expenditure. Semiconductor manufacturing processes have become highly complex, requiring substantial investment in specialized equipment and facilities and sophisticated engineering and manufacturing expertise. In addition, product life cycles have been shortening, magnifying the need to continuously upgrade or replace manufacturing equipment to accommodate new products. As a result, new investments in in-house facilities are becoming less desirable to integrated device manufacturers because of the high investment costs as well as the inability to achieve sufficient economies of scale and utilization rates necessary to be competitive with the independent service providers. Independent packaging, testing, wafer foundry and electronic manufacturing services companies, on the other hand, are able to realize the benefits of specialization and achieve economies of scale by providing services to a large base of customers across a wide range of products. This enables them to reduce costs and shorten production cycles through high capacity utilization and process expertise. In the process, they are also able to focus on discrete stages of semiconductor manufacturing and deliver services of superior quality.

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

Trends of Mergers and Acquisitions in the Semiconductor Industry

The global semiconductor industry is highly competitive, and such competitive landscape is changing as a result of a trend toward consolidation within the industry. In particular, packaging and testing service providers in the semiconductor industry have engaged in cross-border mergers and acquisitions in recent years as part of their expansion strategy, which has gradually changed the ecosystem of the semiconductor industry. Examples of mergers and acquisitions in recent years include mergers and acquisitions by and among semiconductor design companies or integrated device manufacturers, including Intel Corporation’s acquisition of Altera Corporation, ON Semiconductor Corporation’s acquisition of Fairchild Semiconductor International, Inc., NXP Semiconductors N.V.’s acquisition of Freescale Semiconductor, Inc., Avago Technologies Ltd.’s acquisition of Broadcom Corporation and several acquisitions of semiconductor design companies by MediaTek, Inc., and mergers and acquisitions by and among semiconductor packaging and testing companies, including Jiangsu Changjiang Electronics Technology Co., Ltd.’s acquisition of STATS ChipPAC Ltd., Nantong Fujitsu Microelectronics Co., Ltd.’s acquisition of the packaging and testing factory of Advanced Micro Devices, Inc. and Amkor Technology, Inc.’s acquisition of J-Devices Corporation.

As a result of the aforementioned mergers and acquisitions, our competitors were able to further strengthen their competitive position by expanding their product offerings and combining their financial resources. We expect this consolidation trend to continue in 2016.

Overview of Semiconductor Manufacturing Process

The manufacturing of semiconductors is a complex process that requires increasingly sophisticated engineering and manufacturing expertise. The manufacturing process can be generally divided into the following stages:

Module,
Board Assembly
& Test (DMS)
Final Test
Material
Assembly
Wafer Bumping
/ Probing
Foundry : Wafer Fabrication
Engineering
Test
Integrated Circuit
Design

We are involved in all stages of the semiconductor manufacturing process except circuit design and wafer fabrication.

Process	Description
1. Circuit Design	The design of a semiconductor is developed by laying out circuit components and interconnections.
2. Engineering Test	Throughout and following the design process, prototype semiconductors undergo engineering testing, which involves software development, electrical design validation and reliability and failure analysis.
3. Wafer Fabrication	Process begins with the generation of a photomask through the definition of the circuit design pattern on a photographic negative, known as a mask, by an electron beam or laser beam writer. These circuit patterns are transferred to the wafers using various advanced processes.
4. Wafer Probe	Each individual die is electrically tested, or probed, for defects. Dies that fail this test are marked to be discarded.
5. Packaging (or Assembly)	Packaging, also called assembly, is the processing of bare semiconductors into finished semiconductors and serves to protect the die and facilitate electrical connections and heat dissipation. The patterned silicon wafers received from our customers are diced by means of diamond saws into separate dies, also called chips. Basically each die is attached to a leadframe or a laminate (plastic or tape) substrate by epoxy resin. A leadframe is a miniature sheet of metal, generally made of copper and silver alloys, on which the pattern of input/output leads has been cut. On a laminate substrate, typically used in ball grid array, or BGA, packages, the leads take the shape of small bumps or balls. Leads on the leadframe or the substrate are connected by extremely fine gold or copper wires or bumps to the input/output terminals on the chips, through the use of automated machines known as “bonders.” Each chip is then encapsulated, generally in a plastic casing molded from a molding compound, with only the leads protruding from the finished casing, either from the edges of the package as in the case of the leadframe-based packages, or in the form of small bumps on a surface of the package as in the case of BGA or other substrate-based packages.

Process	Description
6. Final Test	Final testing is conducted to ensure that the packaged semiconductor meets performance specifications. Final testing involves using sophisticated testing equipment known as testers and customized software to electrically test a number of attributes of packaged semiconductors, including functionality, speed, predicted endurance and power consumption. The final testing of semiconductors is categorized by the functions of the semiconductors tested into logic/mixed-signal/RF/3D IC/discrete final testing and memory final testing. Memory final testing typically requires simpler test software but longer testing time per device tested.
7. Module, Board Assembly and Test	Module, board assembly and test refers to the combination of one or more packaged semiconductors with other components in an integrated module or board to enable increased functionality.
8. Material	Material refers to the interconnection of materials which connect the input/output on the semiconductor dies to the printed circuit board, such as substrate, leadframe and flip-chip.

Strategy

Our objective is to provide integrated solutions that set industry standards, including packaging, testing services, interconnect materials design and production capabilities, and to lead and facilitate the industry trend toward outsourcing semiconductor manufacturing requirements. The principal elements of our strategy are to:

Grow Our Packaging Services and Expand Our Range of Offerings

We believe that an important factor to attract leading semiconductor companies as our customers has been our ability to fulfill demand for a broad range of packaging solutions on a large scale. We intend to continue to develop process and product technologies to meet the packaging requirements of clients. Our expertise in packaging technology has enabled us to develop sophisticated solutions such as flip-chip packaging, bump chip carrier packaging, stacked die packaging and fine-pitch wire bonding. We are continuously investing in research and development in response to and in anticipation of migrations in technology and intend to continue to acquire access to new technologies through strategic alliances and licensing arrangements.

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

Strategically Expand and Streamline Production Capacity

To capitalize on the growing demand for packaging and testing services, we intend to strategically expand our production capacity, both through internal growth and selective acquisitions and joint ventures, with a focus on providing cost competitive and innovative packaging and testing services.

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

We expect to focus our packaging and testing on providing cost competitive services through better management of capacity utilization and efficiency improvements and offer our services on a large scale with the intention of driving more integrated device manufacturer outsourcing in the long-run.

We evaluate acquisition and joint venture opportunities on the basis of access to new markets and technology, the enhancement of our production capacity, improvement of research and development capabilities, economies of scale and management resources, and closer proximity to existing and potential customers. For example, we acquired controlling interests in Universal Scientific in 2010 to broaden our offerings to include integrated solutions for electronic manufacturing services in relation to computers, peripherals, communications, industrial, automotive, and storage and server applications. In addition, in May 2015, we entered into a joint venture agreement with TDK Corporation to invest in ASEEE to further expand our business in embedded substrates. We acquired 779,000,000 common shares (including common shares represented by American depositary shares) of SPIL through the Initial SPIL Tender Offer in September 2015 and attempted to acquire an additional 770,000,000 common shares (including common shares represented by American depositary shares) of SPIL on December 29, 2015 through the Second SPIL Tender Offer. Notwithstanding the failure of the Second SPIL Tender Offer, we announced in March 2016 that we will continue to seek control of SPIL, with the purpose of effecting the SPIL Merger.

Continue to Leverage Our Presence in Key Centers of Semiconductor and Electronics Manufacturing

We intend to continue leveraging our presence in key centers of semiconductor and electronics manufacturing to further grow our business. We have significant packaging, testing and electronic manufacturing services operations in Taiwan, currently one of the leading centers for outsourced semiconductor and electronics manufacturing in the world. This presence enables our engineers to work closely with our customers as well as wafer foundries and other providers of complementary semiconductor and electronic manufacturing services early in the design process, enhances our responsiveness to the requirements of our customers and shortens production cycles. In addition, as a turnkey service provider, we are able to offer our products to our customers and complementary service providers within relatively close geographic proximity. Besides our current operations in Taiwan, we intend to expand our operations in our other subsidiaries.

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

Strengthen and Develop Strategic Relationships with Our Customers and Providers of Complementary Semiconductor Manufacturing Services

We intend to strengthen existing and develop new strategic relationships with our customers and providers of other complementary semiconductor manufacturing services, such as wafer foundries, as well as equipment vendors, raw material suppliers and technology research institutes, in order to offer our customers total semiconductor manufacturing solutions covering all stages of the manufacturing of their products from design to shipment. In addition, we are working with our customers to co-develop new packaging technologies and designs.

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

Principal Products and Services

We offer a broad range of semiconductor packaging and testing services. In addition, we have provided electronic manufacturing services since our acquisition of a controlling interest in Universal Scientific in February 2010. Our package types generally employ either leadframes or substrates as interconnect materials. The semiconductors we package are used in a wide range of end-use applications, including communications, computing, consumer electronics, industrial, automotive and other applications. Our testing services include front-end engineering testing, which is performed during and following the initial circuit design stage of the semiconductor manufacturing process, wafer probe, final testing and other related semiconductor testing services. We focus on packaging and testing semiconductors. We offer our customers turnkey services, which consist of packaging, testing and direct shipment of semiconductors to end users designated by our customers. Our electronic manufacturing services are used in a wide range of end-use applications, including, but not limited to, computers, peripherals, communications, industrial applications, automotive electronics, and storage and server applications. In 2015, our revenues generated from packaging, testing and electronic manufacturing services accounted for 41.2%, 8.9% and 48.8% of our operating revenues, respectively.

Packaging Services

We offer a broad range of package types to meet the requirements of our customers, including flip-chip BGA, flip-chip CSP, aCSP (advanced chip scale packages), quad flat packages (QFP), thin quad flat packages (TQFP), bump chip carrier (BCC), quad flat no-lead (QFN) packages, aQFN (advanced QFN) and Plastic BGA. In addition, we provide 3D chip packages, such as MAP POP (package on package) and aMAP POP (advanced, laser ablation type), which enable our customers to mount packages more easily. We also offer other forms of stacked die solutions in different package types, e.g., stacked die QFN, hybrid BGAs containing stacked wire bond and FC die. Meanwhile, we are developing the cost-effective solutions to 3D packages, such 2.1D (substrate layer modification) and 2.5D (substrate interposer) to fulfill current low cost and high performance requirement in parallel with 3D packages with TSV (Through Silicon Via) technology. 2.1D and 2.5D are the low-tier package solutions for 3D packages and use substrate technology on top layer to connect to top package. 2.5D technology uses substrate interposer for finer pitch requirement on 3D packages for advanced wafer node in reducing the overall 3D package cost. Our first product has been a CMOS image sensor with TSV to minimize the form factor. In addition, to meet current trends toward low cost solutions, we provide copper wire bonding solutions which can be applied to current gold wire products. Furthermore, we also provide, with high volume manufacturing experience, silver wire bonding with current focus on FCCSP Hybrid packages. We believe we are among the leaders in such packaging processes and technologies and are well positioned to lead the technology migration in the semiconductor packaging industry.

We have been engaging in the production of module-based solutions, including Wi-Fi modules and RF modules, for a number of years. Building on our experience with module based packaging solutions, we provide customized module services with SiP solutions, to meet more complex marketing requirements.

We also provide automotive product development and production using copper wire in our services to customers. Having accumulated production experience in using gold wire for automotive devices over several years, we collaborate with certain customers to develop and release copper wire for advanced wafer process (CMOS065) in automotive devices (various QFP packages) based on AEC Q-100 Grade 0 criteria. With our success in CMOS065 automotive products, we are continuously supported by the same customers for 40nm automotive product (copper wire in BGA) development that will fulfill criteria in addition to Grade 0. In addition to wirebonding packaging for automotive products, we have begun early development for the 28nm wafer process with hybrid packaging structure (FC bonding + wirebonding). The copper pillar process will be introduced for flip-chip on wafer form and process wirebonding. In addition, we also offer the FOWLP solution for radar products according to requests from some tier 1 customers.

Our production also supports MEMS sensors by applying substrate LGA package structure. The small form factor is down to 2x2 device outline, and by applying chip to wafer structure (TSV+wirebonding), we can further reduce this to 1.25x1.5 package size. By collaborating with worldwide tier 1 MEMS customers, we can build our capability in motion sensor assembly and develop our knowledge of environment sensors.

Advanced Packages. The semiconductor packaging industry has evolved to meet the requirements of high-performance electronics products. We believe that there will continue to be growing demand for packaging solutions with increased input/output density, smaller size and better heat dissipation characteristic.

We have focused on developing our capabilities in certain packaging solutions, such as aCSP (Wafer level chip scale package), flip-chip BGA, Heat-Spreader FCBGA, flip-chip CSP, Hybrid FCCSP (Flip-Chip + W/B), Flip-Chip PiP (Package in Package), Flip-Chip PoP (Package on Package), aS 3™ (Advanced Single Sided Substrate), Fan-Out Wafer Level Packaging, SESUB and 2.5D. Flip-chip BGA technology replaces wire bonding with wafer bumping for interconnections within the package. Wafer bumping involves the placing of tiny solder balls, instead of wires, on top of dies for connection to substrates. As compared with more traditional packages, which allow input/output connection only on the boundaries of the dies, flip-chip packages significantly enhance the input/output flow by allowing input/output connection over the entire surface of the dies.

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

HB POP (High-Bandwidth Package on Package) packages are new package structure that have the characteristics to extend higher top side ball/lead counts to gain better performance.

We provide numerous technologies to meet various customer demands. The following table sets forth our principal advanced packages.

Package Types	Number of Leads	Description	End-Use Applications
Wafer Level Chip Scale Package (aCSP)	6-120	A wafer level chip scale package that can be directly attached to the circuit board. Provides shortest electrical path from the die pad to the circuit board, thereby enhancing electrical performance.	Cellular phones, personal digital assistants, watches, MP3 players, digital cameras and camcorders.
Flip-Chip Chip Scale Package (FC-CSP, a-fcCSP)	16-750	A lightweight package with a small, thin profile that provides better protection for chips and better solder joint reliability than other comparable package types.	RFICs and memory ICs such as digital cameras, DVDs, devices that utilize WiMAX technology, cellular phones, GPS devices and personal computer peripherals.
Flip-Chip PiP (Package in Package) (FC-CSP PiP)	500-980	System In Package for Flip-Chip+Memory die inside with a better electrical performance package types.	Application processor for smartphone, data modern on portable devices.
Flip-Chip PoP (Package on Package) (FC-CSP PoP)	500-1100	SOC (System On Chip) die for Assembly to Bottom package and then applied for Memory die on top inside with a better electrical performance package types.	High-tier application processor for smartphone, data modern on portable devices.
Flip-Chip BGA/ HF FCBGA(High Performance / Heat Spreader / FCBGA)	16-2916	Using advanced interconnect technology, the flip-chip BGA packages allow higher density of input/output connection over the entire surface of the dies. HF FCBGA is designed for semiconductor high-performance requirement of high density of interconnects.	High-performance networking, graphics and server and data center processor applications.
Hybrid (Flip-Chip and Wire Bonding)	49-608	A package technology that stacks a die on top of a probed good die to integrate ASIC and memory (flash, SRAM and DDR) into one package and interconnects them with wire bonding and molding. This technology suffers from known good die issues (i.e., one bad die will ruin the entire module). Rework is also not an option in hybrid packages.	Digital cameras, smartphones, bluetooth applications and personal digital assistants.
aS3	up to 300	Ultra-thin profile package which is excellent on middle pin count alternative solution; standard BT material and manufacturing equipment; and lower cost via on pad.	High I/O and short wire length package solution in high performance requirement.

Package Types	Number of Leads	Description	End-Use Applications
Integrated Passive Device (IPD)	less than 20	IPD can provide high performance/high Q-factor inductor and single/double layers for lower cost and turnkey solutions and integrate passives into one IPD chip. IPD requires less involvement in the Surface Mount Technology (“SMT”) process, and is considered to be more compatible with current assembly process and suitable for all package solutions.	Cellular phones, Wi-Fi module, TV, personal digital assistants.

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

3D packaging has recently gained a lot of publicity because of the advent of TSV (Through Silicon Via) based chip stacking. Chip stacking has been implemented for many years, albeit without TSVs. Wire bond die is routinely stacked on leadframes as well as BGA substrates. A more recent implementation is the stacking of packages as package on package (PoP) and the more specialized package in package (PiP). ASE has advanced PoP by the invention of aMAPPoP which provides the package interconnects by exposing a molded in solder ball with a laser via. Aside from being cost effective due to block molding, this PoP also has much lower warpage, greatly improving the stacking yield.

The following table sets forth our principal IC wirebonding packages.

Package Types	Number of Leads	Description	End-Use Applications
Advanced Quad Flat No-Lead Package (aQFN)	104-276	aQFN allows for leadless, multi-row and fine-pitch leadframe packaging and is characterized by enhanced thermal and electrical performance. aQFN is a cost-effective packaging solution due to its cost-effective materials and simpler packaging process.	Telecommunications products, wireless local access networks, personal digital assistants, digital cameras, low to medium lead count packaging information appliances.
Quad Flat Package (QFP)/Thin Quad Flat Package (TQFP)	44-256	Designed for advanced processors and controllers, application-specific integrated circuits and digital signal processors.	Multimedia applications, cellular phones, personal computers, automotive and industrial products, hard disk drives, communication boards such as ethernet, integrated services digital networks and notebook computers.
Quad Flat No-Lead Package (QFN)/ Dual-Row QFN (DR-QFN)/ Microchip Carrier (MCC)	12-160	QFN/DRQFN, also known as types of MCC, uses half-encapsulation technology to expose the rear side of the die pad and the tiny fingers, which are used to connect the chip and bonding wire with printed circuit boards. Dual-Row is to increase the lead counts for product requirement.	Cellular phones, wireless local access networks, personal digital assistant devices and digital cameras.
Bump Chip Carrier (BCC)	16-156	BCC packages use plating metal pads to connect with printed circuit boards, creating enhanced thermal and electrical performance.	Cellular phones, wireless local access networks, personal digital assistant devices and digital cameras.
Small Outline Plastic Package (SOP)/Thin Small Outline Plastic Package (TSOP)	8-56	Designed for memory devices including static random access memory, or SRAM, dynamic random access memory, or DRAM, fast static RAM, also called FSRAM, and flash memory devices.	Consumer audio/video and entertainment products, cordless telephones, pagers, fax machines, printers, copiers, personal computer peripherals, automotive parts, telecommunications products, recordable optical disks and hard disk drives.
Small Outline Plastic J-Bend Package (SOJ)	20-44	Designed for memory and low pin-count applications.	DRAM memory devices, microcontrollers, digital analog conversions and audio/video applications.
Plastic Leaded Chip Carrier (PLCC)	28-84	Designed for applications that do not require low-profile packages with high density of interconnects.	Personal computers, scanners, electronic games and monitors.
Plastic Dual In-line Package (PDIP)	8-64	Designed for consumer electronic products.	Telephones, televisions, audio/video applications and computer peripherals.

Package Types	Number of Leads	Description	End-Use Applications
Plastic BGA	119-1520	Designed for semiconductors which require the enhanced performance provided by plastic BGA, including personal computer chipsets, graphic controllers and microprocessors, application-specific integrated circuits, digital signal processors and memory devices.	Telecommunications products, global positioning systems, notebook computers, disk drives and video cameras.
Stacked-Die BGA	120-1520	Combination of multiple dies in a single package enables package to have multiple functions within a small surface area.	Telecommunications products, local area networks, graphics processor applications, digital cameras and pagers.
Package-on-Package (POP, aMAP POP)	136-904	This technology places one package on top of another to integrate different functionalities while maintaining a compact size. It offers procurement flexibility, low cost of ownership, better total system cost and faster time to market. Designers typically use the topmost package for memory applications and the bottommost package for ASICs. By using this technology, the memory known good die issue can be mitigated and the development cycle time and cost can be reduced.	Cellular phones, personal digital assistants and system boards.
Land Grid Array (LGA)	10-72	Leadless package which is essentially a BGA package without the solder balls. Based on laminate substrate, land grid array packages allow flexible routing and are capable of multichip module functions.	High frequency integrated circuits such as wireless communications products, computers servers, personal computer peripherals and MEMS sensors.

SiP and Modules. We assemble SiP products, which involve the integration of more than one chip into the same package. As miniaturization requirements for electronic devices increase, smaller and lighter SiPs are garnering much attention within the industry. Wafer level integration-passive device technology has become increasingly important. Passive devices such as inductors, capacitors, resistors, filters and diplexers are those components occupying the largest area in printed circuit boards; therefore, miniaturization and integration is key to SiPs. This can be achieved through integrating passive components on an individual substrate using a thin film process known as MCM-D or IPD (Integrated Passive Device). The IPD can then be used as a package substrate or interposer for SiP. This manufacturing method will enhance product performance and also reduce overall costs. The extension of our current RDL (Redistribution) process can be used to build high quality factor (Q) inductor and RF circuits on top of CMOS (Complementary Metal–Oxide–Semiconductor) wafers. IPD is an enabling technology for SiP. It can be used in the following three approaches to enhance product performance: several solutions to replace discrete components such as Balun and Filter, or to integrate certain passive components and act as interposer, or to replace PWB and act as a substrate of the module. We have the ability to offer any of the packaging methodologies related to the above technologies. In addition, we also leverage some of our SMT-based technologies, such as compartment shielding, double sided module and antenna integration.

We also offer module assembly services, which combine one or more packaged semiconductors with other components in an integrated module to enable increased functionality, typically using automated SMT machines and other machinery and equipment for system-level assembly. End-use applications for modules include cellular phones, wireless LAN applications, Bluetooth applications, camera modules, automotive applications, toys, networking, storage, and power management.

Interconnect Materials. Interconnect materials connect the input/output on the semiconductor dies to the printed circuit board. Interconnect materials include substrate, which is a multi-layer miniature printed circuit board, and is an important element of the electrical characteristics and overall performance of semiconductors. We produce substrates for use in our packaging operations.

The demand for higher performance semiconductors in smaller packages will continue to spur the development of IC substrates that can support the advancement in circuit design and fabrication. As a result, we believe that the market for substrates will grow and the cost of substrates as a percentage of the total packaging process will increase. In the past, substrates we designed for our customers were produced by independent substrate manufacturers. Since 1997, we have been designing and producing a portion of our interconnect materials in-house. In 2015, our interconnect materials operations supplied approximately 27.2% of our consolidated substrate requirements by value.

The following table sets forth, for the periods indicated, the percentage of our packaging revenues accounted for by each principal type of packaging products or services.

	Year Ended December 31,
	2013	2014	2015

Advanced packaging(1)	26.7%	25.0%	27.1%
IC Wirebonding(2)	62.5	64.4	61.9
Discrete and other	10.8	10.6	11.0
Total	100.0%	100.0%	100.0%

______________________

(1)	Bumping, flip chip, wafer level chip scale and SiP package.

(2)	Includes leadframe-based packages such as QFP/TQFP, QFN/MCC and PLCC/PDIP and substrate-based packages, such as various BGA package types and LGA.

Testing Services

We provide a complete range of semiconductor testing services, including front-end engineering testing, wafer probing, final testing of logic/mixed-signal/RF/(2.5D/3D) module and SiP/ MEMS/Discrete and other test-related services.

The testing of semiconductors requires technical expertise and knowledge of the specific applications and functions of the semiconductors tested as well as the testing equipment utilized. We believe that our testing services employ technology and expertise which are among the most sophisticated in the semiconductor industry. In addition to maintaining different types of testing equipment, which enables us to test a variety of semiconductor functions, we work closely with our customers to design effective testing solutions on multiple equipment platforms for particular semiconductors.

In recent years, complex, high-performance logic/mixed-signal/RF/(2.5D/3D) module and SiP/MEMS semiconductors have accounted for an increasing portion of our testing revenues.

Front-End Engineering Testing. We provide front-end engineering testing services, including customized software development, electrical design validation, and reliability and failure analysis.

•	Customized Software Development. Test engineers develop customized software to test the semiconductors using our equipment. Customized software, developed on specific test platforms, is required to test the conformity of each particular semiconductor type to its unique functionality and specification.

•	Electrical Design Validation. A prototype of the designed semiconductor is subjected to electrical tests using advanced test equipment and customized software. These tests assess whether the prototype semiconductor complies with a variety of different operating specifications, including functionality, frequency, voltage, current, timing and temperature range.

•	Reliability Analysis. Reliability analysis is designed to assess the long-term reliability of the semiconductor and its suitability of use for intended applications. Reliability testing can include “burn-in” services, which electrically stress a device, usually at high temperature and voltage, for a period of time long enough to cause the failure of marginal devices.

•	Failure Analysis. In the event that the prototype semiconductor does not function to specifications during either the electrical design validation or reliability testing processes, it is typically subjected to failure analysis to determine the cause of the failure to perform as anticipated. As part of this analysis, the prototype semiconductor may be subjected to a variety of analyses, including electron beam probing and electrical testing.

Wafer Probing. Wafer probing is the step immediately before the packaging of semiconductors and involves visual inspection and electrical testing of the processed wafer for defects to ensure that it meets our customers’ specifications. Wafer probing services require expertise and testing equipment similar to that used in final testing, and most of our testers can also be used for wafer probing.

Logic/Mixed-signal/RF/(2.5D/3D) module and SiP/Discrete Final Testing. We conduct final tests of a wide variety of logic/mixed-signal/RF/(2.5D/3D) module and SiP/ MEMS /discrete semiconductors, with the number of leads or bumps ranging from the single digits to over ten thousand and operating frequencies of over 12 Gbps for digital semiconductors and 12 GHz for radio frequency semiconductors, which are at the high end of the range for the industry. The products we test include semiconductors used for wired, wireless and mobile communications, home entertainment and personal computer applications, as well as a variety of consumer and application-specific integrated circuits for various specialized applications.

Other Test-Related Services. We provide a broad range of additional test-related services, such as:

•	Electric Interface Board and Mechanical Test Tool Design. Process of designing individualized testing apparatuses such as test load boards, sockets, handler change kits, and probe cards for unique semiconductor devices and packages.

•	Program Conversion. Process of converting a program from one test platform to different test platforms to reduce testing costs or optimize testing capacity.

•	Program Efficiency Improvement. Process of optimizing the program code or increasing site count of parallel tests to improve testing throughout.

•	Burn-in Testing. Burn-in testing is the process of electrically stressing a device, usually at high temperature and voltage, for a period of time to simulate the continuous use of the device to determine whether this use would cause the failure of marginal devices.

•	Module and SiP Testing. We provide module and SiP testing through integrated bench solution or automatic test equipment to our customers with a complete solution with respect to finger print sensor module, camera module, wireless connectivity devices, global positioning system devices, personal navigation devices and digital video broadcasting devices.

•	Tape and Reel. Process which involves transferring semiconductors from a tray or tube into a tape-like carrier for shipment to customers.

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

The following table sets forth, for the periods indicated, the percentage of our testing revenues accounted for by each type of testing service.

	Year Ended December 31,
	2013	2014	2015
Testing Services:
Front-end engineering testing	2.5%	2.9%	4.2%
Wafer probing	19.5	20.5	20.1
Final testing	78.0	76.6	75.7
Total	100.0%	100.0%	100.0%

Electronic Manufacturing Services. Since our acquisition of a controlling interest in Universal Scientific in February 2010, we also provide integrated solutions for electronic manufacturing services in relation to computers, peripherals, communications, industrial, automotive, and storage and server applications. The key products and services we offer to our customers, for instance, include:

•	Computers: motherboards for server & desktop PC; peripheral; port replicator; network attached storage; and technical services;

•	Communications: Wi-Fi; SiP;

•	Consumer products: control boards for flat panel devices; SiP;

•	Automotive electronics: automotive electronic manufacturing services; car LED lighting; regulator/rectifier; and

•	Industrial products: point-of-sale systems; smart handheld devices.

Seasonality

See “Item 5. Operating and Financial Review and Prospects—Operating Results and Trend Information—Quarterly Operating Revenues, Gross Profit and Gross Margin.”

Sales and Marketing

Sales and Marketing Presence

We maintain sales and marketing offices in Taiwan, the United States, Belgium, Singapore, the PRC, Korea, Malaysia, Japan and a number of other countries. We also have sales representatives operating in certain other countries in which we do not have offices. Our sales and marketing offices in Taiwan are located in Hsinchu and Kaohsiung. We conduct marketing research through our customer service personnel and through our relationships with our customers and suppliers to keep abreast of market trends and developments. We also provide advice in the area of production process technology to our major customers planning the introduction of new products. In placing orders with us, our customers specify which of our facilities these orders will go to. Our customers conduct separate qualification and correlation processes for each of our facilities that they use. See “—Qualification and Correlation by Customers.”

Customers

Our five largest customers together accounted for approximately 37.2%, 40.3% and 48.2% of our operating revenues in 2013, 2014 and 2015, respectively. One customer accounted for more than 10.0% of our operating revenues in 2013, 2014 and 2015.

We package and test for our customers a wide range of products with end-use applications in the communications, computing, and consumer electronics/industrial/automotive sectors. The following table sets forth a breakdown of the percentage of our operating revenues generated from our packaging and testing services, for the periods indicated, by the principal end-use applications of the products that we packaged and tested.

	Year Ended December 31,
	2013	2014	2015
Communications	54.6%	53.3%	54.7%
Computing	11.0	11.6	11.1
Consumer electronics/industrial/automotive/other	34.4	35.1	34.2
Total	100.0%	100.0%	100.0%

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

	Year Ended December 31,
	2013	2014	2015
Communications	45.4%	55.6%	53.2%
Computing	21.7	18.0	14.3
Consumer electronics	11.7	8.9	18.7
Industrial	12.8	10.3	8.1
Automotive	7.4	6.3	4.9
Other	1.0	0.9	0.8
Total	100.0%	100.0%	100.0%

We categorize our operating revenues geographically based on the country in which the customer is headquartered. The following table sets forth, for the periods indicated, the percentage breakdown by geographic regions of our operating revenues.

	Year Ended December 31,
	2013	2014	2015
United States	65.4%	67.8%	72.6%
Taiwan	14.2	14.3	11.5
Asia	10.8	9.4	8.1
Europe	9.3	8.1	7.3
Other	0.3	0.4	0.5
Total	100.0%	100.0%	100.0%

Qualification and Correlation by Customers

Customers generally require that our facilities undergo a stringent qualification process during which the customer evaluates our operations and production processes, including engineering, delivery control and testing capabilities. The qualification process typically takes up to several weeks, but can take longer depending on the requirements of the customer. In the case of our testing operations, after we have been qualified by a customer and before the customer delivers semiconductors to us for testing in volume, a process known as correlation is undertaken. During the correlation process, the customer provides us with sample semiconductors to be tested and either provides us with the test program or requests that we develop a conversion program. In some cases, the customer also provides us with a data log of results of any testing of the semiconductors that the customer may have conducted previously. The correlation process typically takes up to two weeks, but can take longer depending on the requirements of the customer. We believe our ability to provide turnkey services reduces the amount of time spent by our customers in the qualification and correlation process. As a result, customers utilizing our turnkey services are able to achieve shorter production cycles.

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

We do not maintain large inventories of leadframes, substrates, gold wire or molding compound, but generally maintain sufficient stock of each principal raw material based on blanket orders and rolling forecasts of near-term requirements received from customers. In addition, several of our principal suppliers dedicate portions of their inventories as reserves to meet our production requirements. However, shortages in the supply of materials experienced by the semiconductor industry have in the past resulted in occasional price adjustments and delivery delays. For example, in the first half of 2000, the industry experienced a shortage in the supply of IC substrates used in BGA packages, which, at the time, were only available from a limited number of suppliers located primarily in Japan. In order to reduce the adverse impact caused by the price fluctuations of raw materials, we have developed substitute raw materials, such as copper, the cost of which is much cheaper than that of gold. However, we cannot guarantee that we will not experience shortages or price increase in the near future or that we will be able to obtain adequate supplies of raw materials in a timely manner and at a reasonable price or to develop any substitute raw materials. In the event of a shortage and/or price increase, we generally inform our customers and work together to accommodate changes in delivery schedules and/or the price increase of raw materials.

We produce substrates for use in our packaging operations. In 2015, our interconnect materials operations supplied approximately 27.2% of our consolidated substrate requirements by value. See “—Principal Products and Services—Interconnect Materials.”

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

Electronic Manufacturing Services

Our manufacturing processes use many raw materials in our electronic manufacturing services. For 2015, raw materials costs accounted for 78.4% of our operating revenues from electronic manufacturing services. Our principal raw materials include, among others, printed circuit boards, integrated chips, ink, semiconductor devices, computer peripherals and related accessories and electronic components. Our principal raw materials varied in the past, depending on the end-use products we provided.

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

Equipment

Packaging

Wire bonding process is important for routing signal out of die to the system for the IC wire-bonding solutions. Thus, wire bonder is the important equipment used for such process. As products become finer and finer pitch, bumping process will replace wire bonding process for the signal routing purpose. Thus, sputter and plater will be the crucial equipment for this type of process.

Wire bonders connect the input/output terminals on the silicon die using extremely fine gold or copper wire to leads on leadframes or substrates. Typically, a wire bonder may be used, with minor modifications, for the packaging of different products. As of February 29, 2016, we operated an aggregate of 15,592 wire bonders, of which 15,478 were fine-pitch wire bonders. As of the same date, 25 of the wire bonders operated by us were consigned by customers and none were leased under operating leases. For the packaging of certain types of substrate-based packages, die bonders are used in place of wire bonders. The number of bonders at a given facility is commonly used as a measure of the packaging capacity of the facility. In addition to bonders, we maintain a variety of other types of packaging equipment, such as wafer grind, wafer mount, wafer saw, automated molding machines, laser markers, solder plate, pad printers, dejunkers, trimmers, formers, substrate saws and scanners. We purchase our packaging equipment from major international manufactures, including Allring Tech Co., Ltd, Disco Corporation, BE Semiconductor Industries N.V. and Kulicke & Soffa Industries, Inc..

Testing

Testing equipment is the most capital intensive component of the testing process. We generally seek to purchase testers from different suppliers with similar functionality and the ability to test a variety of different semiconductors. We purchase testers from major international manufacturers, including Teradyne, Inc., Advantest Ltd., LTX-Credence Corporation, Seiko Epson and Tokyo Electron Limited. Upon acquisition of new testers, we install, configure, calibrate, perform burn-in diagnostic tests on and establish parameters for the testers based on the anticipated requirements of existing and potential customers and considerations relating to market trends. As of February 29, 2016, we operated an aggregate of 3,418 testers, of which 945 were consigned by customers and 84 were leased under operating leases. In addition to testers, we maintain a variety of other types of testing equipment, such as automated handlers and probers (special handlers for wafer probing), scanners, reformers and computer workstations for use in software development. Each tester may be attached to a handler or prober. Handlers attach to testers and transport individual packaged semiconductor to the tester interface. Probers similarly attach to the tester and align each individual die on a wafer with the interface to the tester.

For the majority of our testing equipment, we often base our purchases on prior discussions with our customers about their forecast requirements. The balance consists of testing equipment on consignment from customers and which are dedicated exclusively to the testing of these customers’ specific products.

Test programs, which consist of the software that drives the testing of specific semiconductors, are written for a specific testing platform. We sometimes perform test program conversions that enable us to test semiconductors on multiple test platforms. This portability between testers enables us to allocate semiconductors tested across our available test capabilities and thereby improve capacity utilization rates. In cases where a customer requires the testing of a semiconductor product that is not yet fully developed, the customer may provide computer workstations to us to test specific functions. In cases where a customer has specified testing equipment that was not widely applicable to other products that we test, we have required the customer to furnish the equipment on a consignment basis.

Electronic Manufacturing Services

The SMT assembly line is the key facility of our electronic manufacturing operations, and generally includes a printer and one or two high-speed mounters and/or a multi-function mounter. The SMT assembly process primarily consists of the following three manufacturing steps: (i) solder paste stencil printing, (ii) component placement and (iii) solder reflow. High-speed SMT assembly systems offer both economical and technical advantages that may reduce both production cost and time while meeting quality requirements. Thus, SMT has become the most popular assembly method for sophisticated electronic devices. We had 125 SMT lines as of February 29, 2016.

Intellectual Property

As of February 29, 2016, we held 2,012 Taiwan patents, 915 U.S. patents, 915 PRC patents and 17 patents in other countries related to various semiconductor packaging technologies and invention, utility and design on our electronic manufacturing services. In addition, we also filed several trademarks applications in Taiwan, the United States, China and the European Union. For example, “ASE”, “aCSP”, “ a-EASI”, “a-fcCSP”, “aQFN” “a-QFN”, “a-TiV”, “iSiP”, “iWLP” and “aSiM” have been registered in Taiwan.

We have also entered into various non-exclusive technology license agreements with other companies involved in the semiconductor manufacturing process, including Fujitsu Limited, Flip Chip International, L.L.C., Mitsui High-Tec, Inc., Infineon Technologies AG, SPIL and STATS Chippac Ltd. The technology we license from these companies includes solder bumping, redistribution, ultra CSP assembly, advanced QFN assembly, wafer level packaging and other technologies used in the production of package types, such as BCC, flip-chip BGA, film BGA, aQFN, Package-in-Package (PiP) and chip embedding. Our license agreements with Flip Chip International, L.L.C. and SPIL will not expire until the expiration of the patents licensed by the agreement. Our one license agreement with Infineon Technologies AG will expire on November 5, 2017, and another license agreement with Infineon Technologies AG will remain in effect until expiration of the Infineon’s patents licensed by the agreement. Our license agreement with Mitsui High-Tec, Inc. renews automatically each year, and our license agreement with Fujitsu Limited renews automatically each year unless the parties to the agreement agree otherwise. Our license agreement with STATS Chippac Ltd. will expire on December 31, 2016.

Our success depends in part on our ability to obtain, maintain and protect our patents, licenses and other intellectual property rights, including rights under our license agreements with third parties.

Quality Control

We believe that our process technology and reputation for high quality and reliable services have been important factors in attracting and retaining leading international semiconductor companies as customers for our services and/or products. We maintain a quality control staff at each of our facilities. Our quality control staff typically includes engineers, technicians and other employees who monitor the processes in order to ensure high quality. Our quality assurance systems impose strict process controls, statistical in-line monitors, supplier control, data review and management, quality controls and corrective action systems. Our quality control employees operate quality control stations along production lines, monitor clean room environments and follow up on quality through outgoing product inspection and interaction with customer service staff. We have established quality control systems that are designed to ensure high quality products/service to customers, high testing reliability and high production yields at our facilities. We also have established an environmental management system in order to ensure that we can comply with the environmental standards of our customers and the countries within which they operate. See “—Raw Materials and Suppliers—Packaging.” In addition, our facilities have been qualified by all of our major customers after satisfying stringent quality standards prescribed by these customers.

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

Location	ISO/TS 16949(1)	ISO 9001(2)	ISO 14001(3)	ISO 17025(4)	ISO 14064-1(5)	IECQ HSPM QC080000(6)	Sony Green(7)	OHSAS 18001(8)	TOSHMS and SA8000(9)	ISO 50001(10)
Taiwan	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Shanghai, PRC	✓	✓	✓		✓	✓	✓	✓
Suzhou/Kunshan/ Weihai/ Wuxi, PRC	✓	✓	✓		✓	✓	✓	✓
Korea	✓	✓	✓			✓	✓	✓
Japan	✓	✓	✓			✓	✓
Malaysia	✓	✓	✓			✓	✓
Singapore	✓	✓	✓			✓		✓
California		✓	✓	✓

_______________________

(1)	ISO/TS16949 standards were originally created by the International Automotive Task Force in conjunction with the International Standards Organization, or ISO. These standards provide for continuous improvement with an emphasis on the prevention of defects and reduction of variation and waste in the supply chain.

(2)	ISO 9001 quality standards, set by the ISO, are related to quality management systems and designed to help organizations ensure that they meet the needs of customers and other stakeholders while meeting statutory and regulatory requirements related to the product.

(3)	ISO 14001 sets out the criteria for an environmental management system. It can be used by any organization that wants to improve resource efficiency, reduce waste and drive down costs.

(4)	ISO 17025 is the main ISO standard used by testing and calibration laboratories.

(5)	ISO 14064-1 standard is part of the ISO 14000 series of International Standards for environmental management. The ISO 14064 standard provides governments, businesses, regions and other organizations with a complementary set of tools for programs to quantify, monitor, report and verify greenhouse gas emissions.

(6)	IECQ HSPM QC080000 is a certification designed to manage, reduce and eliminate hazardous substances.

(7)	“Sony Green Partner” indicates our compliance with the “Sony Green Package” standard requirements.

(8)	OHSAS 18001 is a set of standards designed upon collaboration with occupational health and safety experts and now offered by many certification organizations as an indication of compliance with certain standards for occupational health and safety.

(9)	TOSHMS is the Taiwan Occupational and Health Management System. SA8000 is the most widely recognized global standard for managing human rights in the workspace.

(10)	ISO50001 is a standard for an energy management system. It can be used by any organization that wants to reduce energy costs and use energy more efficiently.

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

__________________

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

Competition

The global market for semiconductor packaging and testing markets is highly competitive. We face competition from a number of sources and integrated device manufacturers with in-house packaging and testing capabilities and fabless semiconductor design companies with their own in-house testing capabilities. Some of these integrated device manufacturers have commenced, or may commence, in-house packaging and testing operations in Asia. Substantially all of packaging and testing companies that compete with us have established operations in Taiwan and across the region.

Integrated device manufacturers that use our services continuously evaluate our performance against their own in-house packaging and testing capabilities. These integrated device manufacturers may have access to more sophisticated technologies and greater financial and other resources than we do. We believe, however, that we can offer greater efficiency at lower cost while maintaining equivalent or higher quality for several reasons. First, as we benefit from specialization and economies of scale by providing services to a large base of customers across a wide range of products, we are better able to reduce costs and shorten production cycles through high capacity utilization and process expertise. Second, as a result of our customer base and product offerings, our equipment generally has a longer useful life. Third, as a result of the continuing reduction of investments in in-house packaging and testing capacity and technology at integrated device manufacturers, we are better positioned to meet their packaging and testing requirements on a large scale.

Our packaging and testing business also faces actual and potential competition from companies at other levels of the supply chain, which have the financial resources and technical capabilities to enter and compete effectively with us. For example, TSMC has launched integrated fan-out (“InFO”) technology, which is scheduled to be put into mass production in 2016. InFO is expected to further intensify the competition in the packaging and testing industry.

In addition, we have provided electronic manufacturing services since our acquisition of a controlling interest in Universal Scientific in February 2010. As a result of this, we face significant competition from other electronic manufacturing services providers, such as Hon Hai Precision Ind. Co., Ltd., with comprehensive integration, wide geographic coverage and large production capabilities that enable them to achieve economies of scale. We believe, however, that we can still achieve satisfactory performance in the market given that we have been able to provide products with high quality and we are capable of designing new products by cooperating with our customers.

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

Furthermore, in order to demonstrate our commitment to environmental protection, in December 2013, our board of directors approved contributions to environmental protection efforts in Taiwan in a total amount of not less than NT$3,000.0 million, to be made in the next 30 years. For the years ended December 31, 2014 and 2015, we have made contributions in the amount of NT$100.0 million (US$3.0 million) each, respectively, through ASE Cultural and Educational Foundation to fund various environmental projects and our board of directors have resolved in a resolution in January 2016 to contribute NT$100.0 million (US$3.0 million) through ASE Cultural and Educational Foundation in environmental projects in 2016.

ASE Inc. Kaohsiung facility

Our operations involving wafer-level process and require wastewater treatment at our K7 Plant have been subject to scrutiny by the Kaohsiung City Environmental Protection Bureau and the Kaohsiung District Prosecutors office as a result of alleged wastewater disposal violations that occurred on October 1, 2013.

In December 2013, the Kaohsiung City Environmental Protection Bureau ordered us to suspend the operations at our K7 Plant’s wafer-level process where nickel was used for alleged wastewater discharge violations and imposed a NT$110.1 million fine against us. The NT$110.1 million fine was later reduced to NT$109.4 million as ordered by the Kaohsiung City Environmental Protection Bureau. In December 2014, the Kaohsiung City Environmental Protection Bureau lifted the suspension order and approved the full resumption of operations of our K7 Plant after ordering a series of examinations, hearings and trial runs. In September 2015, the fine was further reduced to NT$102.0 million (US$3.1 million) by the Kaohsiung City Environmental Protection Bureau and we received a refund of NT$7.3 million (US$0.2 million) in October 2015. Although our K7 Plant has resumed full operation, we may be subject to other new environmental claims, charges or investigations of our K7 Plant or other facilities that may cause similar or more severe interruptions to our business and operations.

With respect to the NT$102.0 million (US$3.1 million) administrative penalty imposed on us by the Kaohsiung City Environmental Protection Bureau, we appealed to the Kaohsiung High Administrative Court in August 2014 seeking to (i) revoke Kaohsiung City Government’s decision, (ii) lift the administrative penalty imposed on us and (iii) demand a refund of the administrative penalty. On March 22, 2016, the Kaohsiung High Administrative Court revoked Kaohsiung City Government’s decision and lifted the administrative penalty. Our demand for a refund of the fine was dismissed. We appealed to the Supreme Administrative Court on April 14, 2016 against the Kaohsiung High Administrative Court’s unfavorable ruling in dismissing a refund. The outcome of the proceeding cannot be predicted with certainty.

In connection with the same alleged violations at our K7 plant, in October 2014, the Kaohsiung District Court ruled that we were in violation of the ROC Waste Disposal Act and imposed on us a criminal penalty of NT$3.0 million. We appealed the case to the Taiwan High Court Kaohsiung District Branch in November 2014. In September 2015, the Taiwan High Court Kaohsiung District Branch overturned the decision made by Kaohsiung District Court and found the Company not guilty and repealed the criminal penalty imposed on the Company. The verdict was final and not appealable. For additional details of these administrative actions and judicial proceedings related to our K7 Plant see “Item 4. Information on the Company—Property, Plants and Equipment” and see “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” Defending against any of these pending or future actions will likely be costly and time-consuming and could significantly divert management’s efforts and resources.

Any future suspension of operations at K7 Plant or our other facilities may adversely affect our business, financial condition, results of operations and cash flows. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Any environmental claims or failure to comply with any present or future environmental regulations, as well as any fire or other industrial accident, may require us to spend additional funds and may materially and adversely affect our financial condition and results of operations.”

Our estimated environmental capital expenditures for 2016 will be approximately US$35.0 million. In order to demonstrate our commitment to fulfill our corporate social responsibility toward environmental protection, in December 2013, our board of directors approved contributions to environmental protection efforts in Taiwan in a total amount of not less than NT$3,000.0 million, at minimum, to be made in the next 30 years.

Insurance

We have insurance policies covering property damage and damage to our production facilities, buildings and machinery. In addition, we have insurance policies covering our public and product liabilities. Significant damage to any of our production facilities would have a material adverse effect on our results of operations.

We are not insured against the loss of key personnel.

ORGANIZATIONAL STRUCTURE

The following chart illustrates our corporate structure including our principal manufacturing subsidiaries as of March 31, 2016. The following chart does not include wholly owned intermediate holding companies, internal trading companies and those companies without active operations.

Our Consolidated Subsidiaries

ASE Test Taiwan

ASE Test Taiwan, which was acquired in 1990, is our wholly owned subsidiary. It is incorporated in Taiwan and is engaged in the testing of integrated circuits.

ASE Test Malaysia

ASE Test Malaysia, which was established in 1991, is our wholly owned subsidiary. It is incorporated in Malaysia and is engaged in the packaging and testing of integrated circuits.

ISE Labs

ISE Labs is our wholly owned subsidiary. It is a semiconductor company specializing in front-end engineering testing that is incorporated in the United States and has its principal facilities located in Fremont, California. We acquired 70.0% of the outstanding shares of ISE Labs in 1999 through ASE Test, and increased our holding to 100.0% through purchases made in 2000 and 2002.

ASE Singapore Pte. Ltd.

ASE Singapore Pte. Ltd., our wholly owned subsidiary, is incorporated in Singapore and provides packaging and testing services. We acquired ASE Singapore Pte. Ltd., which was wholly owned by ISE Lab, through our acquisition of ISE Lab in 1999. In January 2011, ASE Singapore II Pte. Ltd. (formerly, EEMS Test Singapore) merged into ASE Singapore Pte. Ltd. after we acquired ASE Singapore II Pte. Ltd. in August 2010.

ASE Electronics

ASE Material was established in 1997 as an ROC company for the production of interconnect materials, such as substrates, used in the packaging of semiconductors. We initially held a majority stake in ASE Material, but acquired the remaining equity by means of a merger of ASE Material with and into us in August 2004. In August 2006, we spun off the operations originally conducted through ASE Material into our wholly owned subsidiary ASE Electronics. ASE Electronics currently supplies our packaging operations with a substantial portion of our substrate requirements. The facilities of ASE Electronics are primarily located in the Nantze Export Processing Zone near our packaging and testing facilities in Kaohsiung, Taiwan.

ASE Chung Li and ASE Korea

In July 1999, we purchased Motorola’s Semiconductor Products Sector operations in Chung Li, Taiwan and Paju, South Korea for the packaging and testing of semiconductors, thereby forming ASE Chung Li and ASE Korea.

In August 2004, we acquired the remaining outstanding shares of ASE Chung Li that we did not already own and merged ASE Chung Li into us.

ASE Japan

ASE Japan, which we acquired from NEC Electronics Corporation in May 2004, is our wholly owned subsidiary. It is incorporated in Japan and is engaged in the packaging and testing of semiconductors.

ASE Shanghai

ASE Shanghai was established in 2001 as a wholly owned subsidiary of ASE Inc. and began operations in June 2004. ASE Shanghai primarily manufactures and supplies interconnect materials for our packaging operations.

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

USI Group

USI Group engages primarily in electronic manufacturing services in relation to computers, consumer electronics, communications, industrial and automotive, among other services and businesses. We purchased 22.6% of the outstanding shares of Universal Scientific in 1999. We subsequently increased our holding to 23.3% in 2000. As of December 31, 2009, we held approximately 18.1% of Universal Scientific’s outstanding equity shares, which allowed us to exercise significant influence over Universal Scientific and therefore accounted for this investment by the equity method. In February 2010, we, along with our two subsidiaries, J&R Holding Limited and ASE Test, through a cash and stock tender offer, acquired 641,669,316 common shares of Universal Scientific at NT$21 per share, amounting to NT$13,475.1 million in total, resulting in our controlling ownership over Universal Scientific. As a result, Universal Scientific became our subsidiary. The shares of Universal Scientific were delisted from the Taiwan Stock Exchange on June 17, 2010, which were previously listed under the symbol “2350.” In August 2010, we acquired additional 222,243,661 shares of Universal Scientific through another tender offer at NT$21 per share, amounting to NT$4,667.1 million in total. In September 2012, as part of our internal business restructuring, our subsidiaries transferred their shareholdings in Universal Scientific to ASE Inc.

In February 2012, Universal Scientific Shanghai completed its IPO on the Shanghai Stock Exchange. The total proceeds from the IPO was approximately RMB811.7 million prior to deducting underwriting discounts and commissions. In November 2014, Universal Scientific Shanghai completed its capital increase by way of domestic private placements through a bidding process, raising a total of RMB2,063.0 million prior to deducting underwriting discounts and commissions. The issue price per share was RMB27.06. As of March 31, 2016, we indirectly held 77.3% of the total outstanding shares of Universal Scientific Shanghai through our subsidiaries USI Inc. and ASE Shanghai.

On February 2, 2015, Universal Scientific’s shareholders passed a resolution at the shareholders’ meeting to spin-off and assign Universal Scientific’s investment businesses with a then-estimated value of NT$35,537.8 million (US$1,083.8 million) to USI Inc. In April 2015, Universal Scientific completed a spin-off of its subsidiaries to USI Inc., a company incorporated under ROC law. As part of our business realignment effort, we acquired 990.1 million shares in USI Inc. on the spin-off record date, which resulted in us holding 99.2% of the total then outstanding shares of USI Inc. Following Universal Scientific’s spin-off of its investment businesses to USI Inc., Universal Scientific carried out a capital reduction plan reducing its capital from NT$16,413.0 million (US$500.5 million) to NT$400.0 million (US$12.2 million). As a result of such spin-off, as of April 1, 2015, we held approximately 99.0% of the outstanding common shares of Universal Scientific.

Furthermore, as part of our corporate reorganization to align each business function to different legal entity groups, the board of directors of ASE Inc. passed a resolution on September 24, 2015, to announce our intention to carry our the Universal Scientific Share Transfer. The Universal Scientific Share Transfer was approved by the Investment Commission of MOEA on February 3, 2016 and the majority of shares were transferred in March 2016, with the remaining share transfer to be completed in May 2016. As of March 31, 2016, ASE Inc. indirectly held 76.5% of Universal Scientific. Following the completion of the Universal Scientific Share Transfer, USI Group will operate under the legal entities directly and indirectly held under USI Inc. See “Item 4. Information on the Company—Information on the Company—History and Development of the Company—USI Group Restructuring” for more information.

PROPERTY, PLANTS AND EQUIPMENT

We operate a number of packaging, testing and electronic manufacturing facilities in Asia and the United States. Our facilities provide varying types or levels of services with respect to different end-product focus, customers, technologies and geographic locations. With our diverse facilities we are able to tailor our packaging, testing and electronic manufacturing solutions closely to our customers’ needs. The following table sets forth the location, commencement of operation, primary use, approximate floor space and ownership of our principal facilities as of February 29, 2016.

Facility	Location	Commencement of Operation	Primary Use	Approximate Floor Space (in sq. ft.)	Owned or Leased
ASE Inc.	Kaohsiung, ROC	March 1984	Our primary packaging facility, which offers complete semiconductor manufacturing solutions in conjunction with ASE Test Taiwan and foundries located in Taiwan. Focuses primarily on packaging services such as flip-chip, wafer bumping and fine-pitch wire bonding.	5,848,000	Land: leased Buildings: owned and leased
	Chung Li, ROC	Acquired in July 1999	An integrated packaging and testing facility that specializes in semiconductors for communications and consumer applications.	3,991,000	Land and buildings: owned
	Nantou, ROC	April 2011	Our facility that provides packaging services.	80,000	Land and buildings: leased

Facility	Location	Commencement of Operation	Primary Use	Approximate Floor Space (in sq. ft.)	Owned or Leased
ASE Test Taiwan	Kaohsiung, ROC	Acquired in April 1990	Our primary testing facilities, which offer complete semiconductor manufacturing solutions in conjunction with ASE Inc.’s facility in Kaohsiung and foundries located in Taiwan. Focuses primarily on advanced logic/mixed-signal/RF/3D IC testing for integrated device manufacturers, fabless design companies and system companies.	951,000	Land: leased Buildings: owned and leased
	Chung Li, ROC	October 2001	Our primary wafer probing testing facilities.	116,000	Land and building: leased
ASE Test Malaysia	Penang, Malaysia	February 1991	An integrated packaging and testing facility that focuses primarily on the requirements of integrated device manufacturers.	828,000	Land: leased Buildings: owned
ASE Korea	Paju, Korea	Acquired in July 1999	An integrated packaging and testing facility that specializes in semiconductors for radio frequency, sensor and automotive applications.	1,079,000	Land and buildings: owned
ISE Labs	California, USA Texas, USA	Acquired in May 1999	Front-end engineering and final testing facilities located in northern California in close proximity to some of the world’s largest fabless design companies. Testing facilities located in close proximity to integrated device manufacturers and fabless companies in Texas.	96,000	Land and buildings: owned and leased
ASE Singapore	Singapore	Acquired in May 1999	An integrated packaging and testing facility that specializes in semiconductors for communication, computers and consumer applications.	282,000	Land: leased Buildings: owned and leased
ASE Shanghai	Shanghai, China	June 2004	Design and production of semiconductor packaging materials.	1,695,000	Land: leased Buildings: owned
ASE Japan	Takahata, Japan	Acquired in May 2004	An integrated packaging and testing facility that specializes in semiconductors for cellular phone, household appliance and automotive applications.	298,000	Land and buildings: leased

Facility	Location	Commencement of Operation	Primary Use	Approximate Floor Space (in sq. ft.)	Owned or Leased
ASE Electronics	Kaohsiung, ROC	August 2006	Facilities for the design and production of interconnect materials such as substrates used in the packaging of semiconductors.	612,000	Land: leased Buildings: owned and leased
ASESH AT	Shanghai, China	Acquired in January 2007	An integrated packaging and testing facility that specializes in semiconductors for communications and consumer applications.	1,379,000	Land: leased Buildings: owned
ASEN	Suzhou, China	Acquired in September 2007	An integrated packaging and testing facility that specializes in communication applications.	433,000	Land: leased Buildings: owned
ASEWH	Shandong, China	Acquired in May 2008	An integrated packaging and testing facility that specializes in semiconductors for communications, computing and consumer applications.	759,000	Land: leased Buildings: owned
ASEKS	Kunshan, China	July 2010	An integrated packaging and testing facility that specializes in semiconductors for communications and consumer applications.	2,310,000	Land: leased Buildings: owned
Wuxi Tongzhi	Wuxi, China	Acquired in May 2013	An integrated packaging and testing facility that specializes in semiconductors for MP3, Vehicle, household appliance and communications applications.	78,000	Land and buildings: leased
Universal Scientific	Nantou, ROC	Acquired in February 2010	Manufacture and marketing of electronic components, accessories and related products.	182,000	Land: owned Buildings: owned and leased
USI Mexico	Guadalajara, Mexico	Acquired in February 2010	Manufacturing site, which offer motherboard manufacture and system assembly.	362,000	Land: owned Buildings: owned

Facility	Location	Commencement of Operation	Primary Use	Approximate Floor Space (in sq. ft.)	Owned or Leased
USISZ	Shenzhen, China	Acquired in February 2010	Manufacturing site, design, manufacture and marketing of motherboards, electronic components, accessories and related products in China.	683,000	Land: leased Buildings: owned
Universal Scientific Shanghai	Shanghai, China	Acquired in February 2010	Manufacturing site, design, manufacture and marketing of motherboards, electronic components, accessories and related products in China.	1,484,000	Land: leased Buildings: owned and leased
UGKS	Kunshan, China	August 2011	Manufacturing site, design, manufacture and marketing of motherboards, electronic components, accessories and related products in China.	884,000	Land: leased Buildings: leased
UGTW	Nantou, ROC	February 2010	Design, manufacture and marketing of electronic components, accessories and related products, and provide related research and development services.	400,000	Land: owned Buildings: owned and leased
UGJQ	Shanghai, China	Established in September 2013	Design, manufacture and marketing of motherboards, electronic components, accessories and related products in China.	647,000	Land: leased Buildings: leased

Our major leased property in Kaohsiung consists primarily of leases of land in the Kaohsiung Nantze Export Processing Zone between ASE Inc. and ASE Test Taiwan, as the lessees, and the Export Processing Zones Administration (“the EPZA”), under the Ministry of Economic Affairs. The leases have ten-year or twenty-year terms that will expire through June 2035. No sublease or lending of the land is allowed. The EPZA has the right to adjust the rental price in the event the government revalues the land. The leases are typically renewable with three-month notice prior to the termination date.

ASE Inc. Kaohsiung Facility

In December 2013, the Kaohsiung City Environmental Protection Bureau ordered us to suspend the operations at our K7 Plant’s wafer-level process where nickel was used for alleged wastewater discharge violations and imposed a NT$110.1 million fine against us. The NT$110.1 million fine was later reduced to NT$109.4 million as ordered by the Kaohsiung City Environmental Protection Bureau. In December 2014, the Kaohsiung City Environmental Protection Bureau lifted the suspension order and approved the full resumption of operations of our K7 Plant after ordering a series of examinations, hearings and trial runs. In September 2015, the fine was further reduced to NT$102.0 million (US$3.1 million) by the Kaohsiung City Environmental Protection Bureau and we received a refund of NT$7.3 million (US$0.2 million) in October 2015.

With respect to the NT$102.0 million (US$3.1 million) administrative penalty imposed on us by the Kaohsiung City Environmental Protection Bureau, we appealed to the Kaohsiung High Administrative Court in August 2014 seeking to (i) revoke Kaohsiung City Government’s decision, (ii) lift the administrative penalty imposed on us and (iii) demand a refund of the administrative penalty. On March 22, 2016, the Kaohsiung High Administrative Court revoked Kaohsiung City Government’s decision and lifted the administrative penalty. Our demand for a refund of the fine was dismissed. We appealed to the Supreme Administrative Court on April 14, 2016 against the Kaohsiung High Administrative Court’s unfavorable ruling in dismissing a refund. The outcome of the proceeding cannot be predicted with certainty.

In connection with the same alleged violations at our K7 plant, in October 2014, the Kaohsiung District Court ruled that we were in violation of the ROC Waste Disposal Act and imposed on us a criminal penalty of NT$3.0 million. We appealed the case to the Taiwan High Court Kaohsiung District Branch in November 2014. In September 2015, the Taiwan High Court Kaohsiung District Branch overturned the decision made by Kaohsiung District Court and found the Company not guilty and repealed the criminal penalty imposed on the Company. The verdict was final and not appealable. For additional details of these administrative actions and judicial proceedings related to our K7 Plant see “—Environmental Matters” and “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.”

Any future suspension of operations at K7 Plant or our other facilities may adversely affect our business, financial condition, results of operations and cash flows. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Any environmental claims or failure to comply with any present or future environmental regulations, as well as any fire or other industrial accident, may require us to spend additional funds and may materially and adversely affect our financial condition and results of operations.”

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

Overview

We offer a broad range of semiconductor packaging, testing services and we also offer electronic manufacturing services since our acquisition of a controlling interest in Universal Scientific in February 2010. In addition to offering each service separately, we also offer turnkey services, which includes integrated packaging, testing and direct shipment of semiconductors to end users designated by our customers and solution-based proactive original design manufacturing, with our customers. In addition, we started generating revenues from our real estate business since 2010. Our operating revenues increased from NT$219,862.4 million in 2013 to NT$256,591.4 million in 2014 and NT$283,302.5 million (US$8,639.9 million) in 2015.

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

The semiconductor industry is characterized by a general trend toward declining prices for products and services of a given technology over time. In addition, during periods of intense competition and adverse conditions in the semiconductor industry, the pace of this decline may be more rapid than in other years. The average selling prices of our packaging and testing services have experienced sharp declines during such periods as a result of intense price competition from other market participants that attempt to maintain high capacity utilization levels in the face of reduced demand.

Declines in average selling prices have been partially offset historically by changes in our revenue mix, and typically the selling price is largely dependable on the complexity of the services. In particular, revenues derived from more advanced package types, such as flip-chip BGA, higher density packages with finer lead-to-lead spacing, or pitch, and testing of more complex, high-performance semiconductors have increased as a percentage of total revenues. We intend to continue to focus on package types such as bumping, flip-chip BGA and SiP, developing and offering new technologies in packaging and testing services and expanding our capacity to achieve economies of scale, as well as improving production efficiencies for older technologies, in order to mitigate the effects of declining average selling prices on our profitability.

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

In 2013, 2014 and 2015, our depreciation, amortization and rental expense included in operating costs as a percentage of operating revenues was 11.1%, 9.9% and 10.0%, respectively. The increase in depreciation, amortization and rental expense as a percentage of operating revenues in 2015 compared to 2014 was primarily a result of a decrease in our packaging and testing revenues. We begin depreciating our equipment when the machinery is placed into service. There may sometimes be a time lag between when our equipment is available for use and when it achieves high levels of utilization. In periods of depressed industry conditions, such as the fourth quarter of 2008, we experienced lower than expected demand from customers, resulting in an increase in depreciation relative to operating revenues. In particular, the capacity utilization rates for our testing equipment are more severely affected during an industry downturn as a result of a decrease in outsourcing demand from integrated device manufacturers, which typically maintain larger in-house testing capacity than in-house packaging capacity.

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

Raw Material Costs

Substantially all of our raw material costs are accounted for by packaging, the production of interconnect materials and electronic manufacturing services. In particular, our electronic manufacturing services acquired in 2010 require more significant quantities of raw materials than our packaging and production of interconnect materials. In 2013, 2014 and 2015, raw material cost as a percentage of our operating revenues was 45.6%, 45.6% and 50.0%, respectively.

We have developed copper wire to gradually replace gold wire in the packaging processes in order to benefit from the lower material cost of copper. However, gold wire is still one of the principal raw materials we use in our packaging processes, and the recent volatility in the price of gold has affected our operating costs. In 2015, the spot rate for gold fluctuated from approximately US$1,049 per ounce to approximately US$1,298 per ounce according to the statistics published by The London Bullion Market Association. It may be difficult for us to adjust our average selling prices to account for fluctuations in the price of gold. We expect that gold wire will continue to be an important raw material for us and we therefore expect to continue to be subject to significant fluctuations in the price of gold.

Recent Accounting Pronouncements

Adopted standards for current period

In the current year, we have applied the following new, revised or amended standards and interpretations that have been issued and effective: Amendments to IFRSs Annual Improvements to IFRSs: 2010-2012 Cycle, Amendments to IFRSs Annual Improvements to IFRSs: 2011-2013 Cycle and Amendments to IAS 19 Defined Benefit Plans: Employee Contributions. We believe that the adoption of aforementioned standards or interpretations will not have a significant effect on our accounting policies. Please refer to note 3 to our consolidated financial statements included in this annual report for more information.

Standards not yet adopted

Among the new, revised or amended standards and interpretations that have been issued but are not yet effective, we believe that the adoption of the following standards and interpretations will not have a material effect on our accounting policies: Amendments to IFRSs Annual Improvements to IFRSs: 2012-2014 Cycle, Amendments to IFRS 9 and IFRS 7 Mandatory Effective Date of IFRS 9 and Transition Disclosures, Amendments to IFRS 10, IFRS 12 and IAS 28 Investment Entities: Applying the Consolidation Exception, Amendments to IFRS 11 Accounting for Acquisitions of Interests in Joint Operations, IFRS 14 Regulatory Deferral Accounts, Amendments to IAS 1 Disclosure Initiative, Amendments to IAS 7 Disclosure Initiative, Amendments to IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortization and Amendments to IAS 16 and IAS 41 Agriculture: Bearer Plants. We are currently evaluating the impact on our financial position and operating results as a result of the initial adoption of the following standards and interpretations: IFRS 9 Financial Instruments, IFRS 15 Revenue from Contracts with Customers, Amendments to IFRS 15 Clarifications to IFRS 15 “Revenue from Contracts with Customers”, Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture, IFRS 16 Leases and Amendments to IAS 12 Recognition of Deferred Tax Assets for Unrealized Losses.

Please refer to note 3 to our consolidated financial statements included in this annual report for more information.

Critical Accounting Policies and Estimates

Preparation of our consolidated financial statements requires us to make estimates and judgments in applying our critical accounting policies that have a significant impact on the results we report in our consolidated financial statements. Our principal accounting policies and critical accounting judgments and key sources of estimation uncertainty are set forth in detail in note 4 and note 5, respectively, to our consolidated financial statements included in this annual report. We continually evaluate these estimates and assumptions. Actual results may differ from these estimates under different assumptions and conditions. Significant accounting policies are summarized as follows.

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

Impairment of Accounts Receivable. We periodically record a provision for doubtful accounts based on our evaluation of the collectability of our accounts receivable. We first assess whether objective evidence of impairment exists individually in each customer for account receivable, then includes in a group basis with historical collective experience and similar credit risk characteristics and collectively assess them for impairment. As of December 31, 2013, 2014 and 2015, the allowance we set aside for doubtful accounts was NT$68.1 million, NT$84.1 million and NT$82.9 million (US$2.5 million), respectively. Additional allowances may be required in the future if the financial condition of our customers or general economic conditions further deteriorate, and this additional allowance would reduce our net income.

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

In 2013, 2014 and 2015, we recognized impairment losses of NT$495.5 million, NT$297.8 million and NT$258.1 million (US$7.9 million), respectively, on property, plant and equipment. See notes 13 and 22 to our consolidated financial statements included in this annual report.

Business Combinations. When we acquire businesses, goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. The allocation of the purchase price requires management to make significant estimates in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. These estimates are based on historical experience, information obtained from the management of the acquired companies and independent external service providers’ reports. These estimates can include, but are not limited to, the cash flows that an asset is expected to generate in the future, the appropriate weighted-average cost of capital, and the synergistic benefits expected to be derived from the acquired business. These estimates are inherently uncertain and unpredictable. In addition, unanticipated events and circumstances may occur, which may affect the accuracy or validity of such estimates.

For example, we acquired Universal Scientific through tender offers in February and August 2010 and EEMS Test Singapore in August 2010; acquired tangible assets and liabilities as well as identified intangible assets were valued at estimates of their current fair values. The valuation of acquired intangible assets was determined based on management’s estimates. In addition, the amortization method of these intangible assets is based on the pattern in which the economic benefits are consumed. In addition, we also recognized goodwill, which represents the excess of the purchase price over the estimated fair value of the net assets acquired. See our consolidated statements of cash flow as well as notes 13 to 15 and 26 to our consolidated financial statements included in this annual report.

Goodwill. Goodwill is tested for impairment annually and we test for impairment more frequently if an event occurs or circumstances change that would indicate that the cash-generating unit may be impaired. Goodwill is tested for impairment by comparing the carrying amount of the cash-generating unit to which the goodwill has been allocated to its recoverable amount. Recoverable amount is defined as the higher of a cash-generating unit’s fair value less costs to sell or its value in use, which is defined as the present value of the expected future cash flows generated by the cash-generating unit. In conducting the future cash flow valuation, we make assumptions about future operating cash flows, the discount rate used to determine present value of future cash flows, and capital expenditures. Future operating cash flows assumptions include sales growth assumptions, which are based on our historical trends and industry trends, and gross margin and operating expense growth assumptions, which are based on the historical relationship of those measures compared to sales and certain cost cutting initiatives. An impairment charge is incurred to the extent the carrying amount exceeds the recoverable amount. As of December 31, 2015, we had goodwill of NT$10,506.5 million (US$320.4 million). We did not recognize any impairment loss in 2013, 2014 and 2015. Our conclusion could, however, change in the future if actual results differ from our estimates and judgments under different assumptions and conditions.

Valuation of Investments. We hold investments in the shareholdings of public and non-public entities. We evaluate these investments periodically for impairment based on market prices, if available, the financial condition of the investees and economic conditions in the industry. These assessments usually require a significant amount of judgment, as a significant decline in the market price may be a short-term drop and may not be the best indicator of impairment. Whenever triggering events or changes in circumstances indicate that an investment may be impaired and carrying amount may not be recoverable, we measure the impairment based on the market prices, if available, or using market approach based on the financial result of the investments. Several of the investments held by us are recognized as the equity method investments, debt investments with no active market or available-for-sale financial assets. Any significant decline in the estimated future cash flows of the investments or financial assets could affect the value of the investment and indicate that an impairment charge may occur. In 2013 and 2014, we recognized impairment losses of NT$196.3 million and NT$10.4 million, respectively, on our investments. We did not recognize any impairment loss in 2015. See note 22 to our consolidated financial statements included in this annual report.

Stock-based Compensation. Equity-settled share-based payments to employees are measured at the fair value of the equity instruments at the grant date. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on our best estimate of equity instruments that will eventually vest, with a corresponding increase in capital surplus-employee share options. The fair value is measured using the Hull & White Model (2004) incorporated with Ritchken’s Trinomial Tree Model (1995) or the Black-Scholes Option Pricing Model, depending on the terms and conditions of the plans. The inputs to the models are share price at the grant date, exercise price, expected volatility, life of the share option and dividend yield, and risk free interest rates.

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

Fair value of Derivatives and Other Financial Instruments. We use our judgments applying appropriate valuation techniques commonly applied by market practitioners. The assumptions applied are based on observable quoted market prices, foreign exchange rates and interest rates to the extent it is available. The fair value of unquoted equity instruments is estimated based on the assumptions supported by unobservable market prices and interest rates which are disclosed in note 31 to our consolidated financial statements included in this annual report. We believe that the valuation techniques and the assumptions applied are appropriate in determining the fair value of financial instruments.

Results of Operations

The following table sets forth, for the periods indicated, financial data from our consolidated statements of comprehensive income, expressed as a percentage of operating revenues.

	Year Ended December 31,
	2013	2014	2015

Operating revenues	100.0%	100.0%	100.0%
Packaging	51.2	47.3	41.2
Testing	11.3	10.1	8.9
Electronic manufacturing services	35.7	41.2	48.8
Others	1.8	1.4	1.1
Operating costs	(80.5)	(79.1)	(82.3)
Gross profit	19.5	20.9	17.7
Operating expenses	(9.5)	(9.3)	(8.9)
Other operating income and expenses, net	(0.6)	0.0	(0.1)
Profit from operations	9.4	11.6	8.7
Non-operating expense, net	(0.6)	(0.5)	0.2
Profit before income tax	8.8	11.1	8.9
Income tax expense	(1.6)	(2.2)	(1.5)
Profit for the year	7.2%	8.9%	7.4%
Attributable to
Owners of the Company	7.0%	8.7%	7.1%
Non-controlling interests	0.2	0.2	0.3
	7.2%	8.9%	7.4%
Other comprehensive income, net of income tax	1.5	2.2	0.0
Total comprehensive income for the year	8.7%	11.1%	7.4%
Attributable to
Owners of the Company	8.4%	10.7%	7.1%
Non-controlling interests	0.3	0.4	0.3
	8.7%	11.1%	7.4%

The following table sets forth, for the periods indicated, the gross margins for our packaging, testing services and electronic manufacturing services and our total gross margin. Gross margin is calculated by dividing gross profits by operating revenues.

	Year Ended December 31,
	2013	2014	2015
	(percentage of operating revenues)
Gross profit
Packaging	21.0%	27.2%	26.0%
Testing	36.7	37.2	35.8
Electronic manufacturing services	10.3	8.6	6.8
Overall	19.5%	20.9%	17.7%

The following table sets forth, for the periods indicated, a breakdown of our total operating costs and operating expenses, expressed as a percentage of operating revenues.

	Year Ended December 31,
	2013	2014	2015
	(percentage of operating revenues)
Operating costs
Raw materials	45.6%	45.6%	50.0%
Labor	12.8	13.0	12.3
Depreciation, amortization and rental expense	11.1	9.9	10.0
Others	11.0	10.6	10.0
Total operating costs	80.5%	79.1%	82.3%
Operating expenses
Selling	1.4%	1.3%	1.3%
General and administrative	4.0	4.0	3.8
Research and development	4.1	4.0	3.8
Total operating expenses	9.5%	9.3%	8.9%

Year ended December 31, 2015 Compared to Year Ended December 31, 2014

Operating Revenues. Operating revenues increased 10.4% to NT$283,302.5 million (US$8,639.9 million) in 2015 from NT$256,591.4 million in 2014, primarily due to an increase in revenues from our electronic manufacturing services business. Packaging revenues decreased 3.9% to NT$116,607.3 million (US$3,556.2 million) in 2015 from NT$121,336.5 million in 2014. Testing revenues decreased 2.6% to NT$25,191.9 million (US$768.3 million) in 2015 from NT$25,874.7 million in 2014. Revenues from our electronic manufacturing services business increased 30.7% to NT$138,242.1 million (US$4,216.0 million) in 2015 from NT$105,784.4 million in 2014. The decrease in packaging and testing revenues was primarily due to slightly soft demand in the end-application market. The increase in the revenues from our electronic manufacturing services business was primarily due to an increase in the outsourced orders for communications and consumer products.

Gross Profit. Gross profit decreased 6.4% to NT$50,135.2 million (US$1,529.0 million) in 2015 from NT$53,588.5 million in 2014. Our gross profit as a percentage of operating revenues, or gross margin, was 17.7% in 2015 compared to 20.9% in 2014. The decrease was primarily due to the growth in our electronic manufacturing services business with a lower gross margin. Raw material costs in 2015 were NT$141,778.8 million (US$4,323.8 million) compared to NT$116,998.6 million in 2014. As a percentage of operating revenues, raw material costs increased to 50.0% in 2015 from 45.6% in 2014 primarily due to an increase in orders in our electronic manufacturing services business, which required relatively higher raw material costs compared to our other businesses. Depreciation, amortization and rental expenses were NT$28,191.8 million (US$859.8 million) in 2015 compared to NT$25,386.7 million in 2014. As a percentage of operating revenues, depreciation, amortization and rental expenses increased to 10.0% in 2015 from 9.9% in 2014 due to a decrease in our packaging and testing revenues. Labor cost in 2015 was NT$34,720.4 million (US$1,058.9 million) compared to NT$33,243.2 million in 2014. As a percentage of operating revenues, labor cost decreased to 12.3% in 2015 from 13.0% in 2014 primarily due to the growth of our operating revenues. Our gross margin for our packaging business decreased to 26.0% in 2015 from 27.2% in 2014 due to an increase in labor costs and depreciation expenses as a percentage of packaging revenue, partially offset by a decrease in raw material costs as a percentage of packaging revenues. Our gross margin for our testing business decreased to 35.8% in 2015 from 37.2% in 2014 primarily due to an increase in depreciation expenses as a percentage of testing revenues. Our gross margin for our electronic manufacturing services business decreased to 6.8% in 2015 from 8.6% in 2014 primarily due to an increase in the sale of products with lower gross margins.

Profit from operations. Profit from operations decreased 17.5% to NT$24,633.1 million (US$751.3 million) in 2015 compared to NT$29,874.5 million in 2014. Our profit from operations as a percentage of operating revenues, or operating margin, decreased to 8.7% in 2015 from 11.6% in 2014 primarily due to a decrease in gross margin. Operating expenses increased 5.5% to NT$25,250.6 million (US$770.1 million) in 2015 compared to NT$23,942.7 million in 2014. The increase in operating expenses was primarily due to an increase in general and administrative expense, as well as research and development expense. General and administrative expense increased 5.0% to NT$10,724.6 million (US$327.1 million) in 2015 from NT$10,214.8 million in 2014, primarily due to the professional service fees incurred from our strategic investments in 2015, including that incurred for the Initial SPIL Tender Offer and Second SPIL Tender Offer. General and administrative expense as a percentage of our operating revenues was 3.8% in 2015, compared to 4.0% in 2014. Research and development expense increased 6.3% to NT$10,937.5 million (US$333.6 million), accounting for 3.8% of operating revenues in 2015, compared to NT$10,289.7 million, accounting for 4.0% of operating revenues in 2014. This increase in the research and development expense was primarily due to an increase in salary expenses from increased headcounts. Selling expense increased 4.4% to NT$3,588.5 million (US$109.4 million) in 2015 from NT$3,438.2million in 2014. This increase was primarily due to an increase in salary and bonus expenses primarily due to salary raises. Selling expense as a percentage of operating revenues was 1.3% in both 2015 and 2014. We had a net other operating expense of NT$251.5 million (US$7.6 million) in 2015 compared to a net other operating income of NT$228.7 million in 2014. The increase in net other operating expense was primarily due to (i) the reversal of the settlement with Tessera in relation to patent infringement claims in the amount of US$3.0 million in the fourth quarter of 2014 due to the reduction of the final settlement amount from US$30.0 million to US$27.0 million and (ii) the receipt of direct reimbursement from Citibank, N.A., the depositary bank for our ADR programs, in the amount of US$4.1 million (net of U.S. withholding tax) in 2014.

Non-Operating Expense, Net. We had a net non-operating income of NT$660.1 million (US$20.1 million) in 2015 compared to a net non-operating expense of NT$1,339.4 million in 2014. This increase was primarily due to (i) an increase in non-operating income due to the change in the net gain/loss on valuation of financial assets and liabilities and net foreign exchange gain/loss which resulted in an increase in net gain from NT$616.9 million in 2014 to NT$1,759.6 million (US$53.7 million) in 2015, (ii) an increase in non-operating income due to the increase in the income earned from equity method investments from the loss of NT$121.9 million in 2014 to the profit of NT$407.6 million (US$12.4 million) in 2015 and (iii) an increase in non-operating income due to an increase in dividends income from NT$101.3 million in 2014 to NT$397.0 million (US$12.1 million) in 2015.

Net Profit. Net profit, excluding non-controlling interests, decreased 10.0% to NT$20,013.5 million (US$610.4 million) in 2015 compared to NT$22,228.6 million in 2014. Our diluted earnings per ADS decreased to NT$12.55 (US$0.38) in 2015 compared to diluted earnings per ADS of NT$13.93 in 2014. Our income tax expense decreased 23.9% to NT$4,311.1 million (US$131.5 million) in 2015 compared to NT$5,666.0 million in 2014, primarily due to a decrease in the income tax on undistributed earnings.

Year ended December 31, 2014 Compared to Year Ended December 31, 2013

Operating Revenues. Operating revenues increased 16.7% to NT$256,591.4 million in 2014 from NT$219,862.4 million in 2013, primarily due to an increase in revenues from our electronic manufacturing services business. Packaging revenues increased 7.8% to NT$121,336.5 million in 2014 from NT$112,603.9 million in 2013. Testing revenues increased 4.6% to NT$25,874.7 million in 2014 from NT$24,732.2 million in 2013. Revenues from our electronic manufacturing services business increased 34.7% to NT$105,784.4 million in 2014 from NT$78,530.6 million in 2013. The increase in packaging revenues was primarily due to an increase in the demand for our services and an increase in the revenues generated from our copper wire bonding solutions. The increase in testing revenues was primarily due to an increase in sales volume for our testing business. The increase in the revenues from our electronic manufacturing services business was primarily due to an increase in the outsourced orders for communications products.

Gross Profit. Gross profit increased 25.1% to NT$53,588.5 million in 2014 from NT$42,822.0 million in 2013. Our gross profit as a percentage of operating revenues, or gross margin, was 20.9% in 2014 compared to 19.5% in 2013. The increase was primarily due to a decrease in depreciation expenses as a percentage of our operating revenues. Raw material costs in 2014 were NT$116,998.6 million compared to NT$100,314.5 million in 2013 primarily due to an increase in revenue contribution by our electronic manufacturing services business with higher raw material costs, partially offset by a decrease in the price of gold. As a percentage of operating revenues, raw material costs were 45.6% in both 2014 and 2013. Depreciation, amortization and rental expenses were NT$25,386.7 million in 2014 compared to NT$24,447.0 million in 2013. As a percentage of operating revenues, depreciation, amortization and rental expenses decreased to 9.9% in 2014 from 11.1% in 2013 due to increase in revenue. Labor cost in 2014 was NT$33,243.2 million compared to NT$28,053.5 million in 2013. As a percentage of operating revenues, labor cost increased to 13.0% in 2014 from 12.8% in 2013 primarily due to an increase in salary and bonus payments as a result of increase in headcount. Our gross margin for our packaging business increased to 27.2% in 2014 from 21.0% in 2013 due to a decrease in raw material costs as a percentage of packaging revenues. Our gross margin for our testing business increased to 37.2% in 2014 from 36.7% in 2013 primarily due to a decrease in depreciation as a percentage of testing revenues but partially offset by an increase in labor costs as a percentage of testing revenues. Our gross margin for our electronic manufacturing services business decreased to 8.6% in 2014 from 10.3% in 2013 primarily due to a change in product mix.

Profit from operations. Profit from operations increased 44.2% to NT$29,874.5 million in 2014 compared to NT$20,713.4 million in 2013. Our profit from operations as a percentage of operating revenues, or operating margin, increased to 11.6% in 2014 from 9.4% in 2013 primarily due to an increase in gross margin. Operating expenses increased 15.3% to NT$23,942.7 million in 2014 compared to NT$20,760.4 million in 2013. The increase in operating expenses was primarily due to an increase in general and administrative expense, as well as research and development expense. General and administrative expense increased 17.2% to NT$10,214.8 million in 2014 from NT$8,712.9 million in 2013, primarily due to an increase in salary and bonus payments due to an increase in headcount. General and administrative expense as a percentage of our operating revenues was 4.0% in both 2014 and 2013. Research and development expense increased 13.5% to NT$10,289.7 million, accounting for 4.0% of operating revenues in 2014, compared to NT$9,064.7 million, accounting for 4.1% of operating revenues in 2013. This increase in the research and development expense was primarily due to an increase in salary and bonus payments due to increase in headcount. Selling expense increased 15.3% to NT$3,438.2 million in 2014 from NT$2,982.8 million in 2013. This increase was primarily due to an increase in salary and bonus payments due to increase in headcount and an increase in sampling costs. Selling expense as a percentage of operating revenues was 1.3% in 2014, compared to 1.4% in 2013. We had a net other operating income of NT$228.6 million in 2014 compared to a net other operating expense of NT$1,348.2 million in 2013. The increase in net other operating income was primarily due to the settlement with Tessera in relation to patent infringement claims in 2013. We recognized the settlement in the amount of US$30.0 million in the fourth quarter of 2013, and reversed US$3.0 million in the fourth quarter of 2014 due to the reduction of the final settlement amount from US$30.0 million to US$27.0 million.

Non-Operating Expense, Net. We had a net non-operating expense of NT$1,339.4 million in 2014 compared to a net non-operating expense of NT$1,343.6 million in 2013. This decrease was primarily due to (i) a decrease in non-operating expenses as a result of decrease in impairment loss on financial assets from NT$196.3 million in 2013 to NT$10.4 million in 2014 and (ii) an increase in non-operating income due to the change in the net gain/loss on valuation of financial assets and liabilities and net foreign exchange gain/loss which resulted in an increase in net gain from NT$519.2 million in 2013 to NT$616.9 million in 2014, but partially offset by (i) an increase in non-operating expenses due to an increase in finance costs (consisting mainly of interest expenses) from NT$2,307.5 million in 2013 to NT$2,354.1 million in 2014, (ii) a decrease in non-operating income due to the decrease in the income earned from equity investments from the profit of NT$22.0 million in 2013 compared to the loss of NT$121.9 million in 2014, and (iii) a decrease in non-operating income due to the decrease in the net gain on disposal of financial assets from NT$96.2 million in 2013 to NT$0.8 million in 2014.

Net Profit. Net profit, excluding non-controlling interests, increased 44.3% to NT$22,228.6 million in 2014 compared to NT$15,404.5 million in 2013. Our diluted earnings per ADS increased to NT$13.93 in 2014 compared to diluted earnings per ADS of NT$9.96 in 2013. Our income tax expense increased 61.9% to NT$5,666.0 million in 2014 compared to NT$3,499.6 million in 2013, primarily due to an increase in the profit before income tax and income tax on undistributed earnings, partially offset by an increase in the tax credit.

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

	Quarter Ended
	Mar. 31, 2014	Jun. 30, 2014	Sept. 30, 2014	Dec. 31, 2014	Mar. 31, 2015	Jun. 30, 2015	Sept. 30, 2015	Dec. 31, 2015
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(in millions)
Consolidated Operating Revenues
Packaging	26,721.8	30,641.2	32,031.1	31,942.4	29,320.9	28,617.8	29,575.1	29,093.5
Testing	5,784.6	6,599.8	6,827.5	6,662.8	6,179.5	6,230.8	6,425.7	6,355.9
Electronic manufacturing services	21,365.4	20,500.6	26,740.5	37,177.9	28,300.1	34,534.0	36,107.2	39,300.8
Others	827.8	873.6	1,032.8	861.6	861.6	839.2	762.4	798.0
Total	54,699.6	58,615.2	66,631.9	76,644.7	64,662.1	70,221.8	72,870.4	75,548.2
Consolidated Gross Profit
Packaging	6,101.4	7,694.3	8,728.9	10,515.6	7,543.2	7,226.2	7,809.7	7,769.4
Testing	1,867.3	2,458.2	2,716.8	2,589.7	2,121.7	2,190.7	2,321.6	2,391.7
Electronic manufacturing services	2,006.6	2,007.1	2,239.4	2,865.8	2,238.3	1,779.7	2,567.5	2,847.9
Others	383.9	450.8	522.9	439.8	410.2	368.7	288.8	259.9
Total	10,359.2	12,610.4	14,208.0	16,410.9	12,313.4	11,565.3	12,987.6	13,268.9
Consolidated Gross Profit (%)
Packaging	22.8%	25.1%	27.3%	32.9%	25.7%	25.3%	26.4%	26.7%
Testing	32.3	37.2	39.8	38.9	34.3	35.2	36.1	37.6
Electronic manufacturing services	9.4	9.8	8.4	7.7	7.9	5.2	7.1	7.2
Overall	18.9%	21.5%	21.3%	21.4%	19.0%	16.5%	17.8%	17.6%

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

Taxation

The corporate income tax rate in the ROC decreased from 25% to 17%, effective since January 1, 2010. The ROC Statute for Upgrading Industries, which provided various tax incentives including investment tax credits, tax exemptions and tax holidays for companies, expired on December 31, 2009. Under this statute, we had been granted tax holidays covering the portion of our income attributable to eligible machinery and equipment that were procured with cash infusions from our shareholders or after the capitalization of retained earnings through the issuance of stock dividends, and tax credits of 7% for the purchase of qualifying manufacturing equipment. We can continue to enjoy the tax holidays that have been granted to us by the ROC tax authority. On April 16, 2010, the Legislative Yuan of ROC passed the Industrial Innovation Act, effective from January 1, 2010 to December 31, 2019. Under the prevailing Industrial Innovation Act, a profit-seeking enterprise may deduct up to (i) 15% of its research and development expenditures from its income tax payable for the fiscal year in which these expenditures are incurred; or (ii) 10% of its research and development expenditures from its income tax payable for the fiscal year in which these expenditures are incurred or the following two years. However, the deduction may not exceed 30% of the income tax payable for that fiscal year. Under the Alternative Minimum Tax Act (the “AMT Act”) which took effect on January 2006 and was amended in August 2012, when the amount of the regular income tax calculated pursuant to the AMT Act is below the amount of the alternative minimum tax, or the AMT, a taxpayer is required to pay the difference between the AMT and the said regular income tax, which becomes the AMT payable. Taxable income for calculating the AMT includes most sources of income that are exempted from income tax under various legislations such as tax holidays. However, there are grandfathered treatments for the tax holidays approved by the tax authority before the AMT Act took effect. Under the amended AMT Act, the standard deduction for taxable income that applies to business entities decreased from NT$2.0 million to NT$0.5 million and the tax rate that applies to business entities increased from 10% to 12%. The amendment to the AMT Act became effective on January 1, 2013.

As of February 29, 2016, we had several five-year tax holidays on income derived from a portion of our operations in Kaohsiung, Taiwan, which will expire through December 31, 2016 to December 31, 2020. In addition, some of our subsidiaries, such as ASE Test Taiwan and ASE Electronics, are entitled to certain tax exemptions on income derived from a portion of their respective operations. The aggregate tax benefits of such exemptions for the years ended December 31, 2013, 2014 and 2015 were NT$373.1 million, NT$623.7 million and NT$538.0 million (US$16.4 million), respectively.

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

Under the ROC Income Tax Act, after January 1998, all earnings generated in a year which are not distributed to shareholders as dividends in the following year will be assessed a 10% undistributed earnings tax. As a result, if we do not distribute all of our annual earnings as either cash or stock dividends in the following year, these undistributed earnings will be subject to the 10% undistributed earnings tax. However, when we declare a dividend out of those undistributed earnings on which the 10% undistributed earnings tax had been paid, up to 5% of such undistributed earnings tax may be credited against the withholding tax imposed on the dividends.

In 2014, our effective income tax rate (including the corporate income tax rate and the 10% undistributed earnings tax) increased to 20% from 18% in 2013 primarily due to an increase in undistributed earnings tax. In 2015, our effective income tax rate decreased to 17% from 20% in 2014 primarily due to a decrease in undistributed earnings tax. We believe that our future estimated taxable income will be sufficient to utilize our deferred tax assets recorded as of December 31, 2015.

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

Net cash provided by operating activities amounted to NT$57,548.3 million (US$1,755.1 million) in 2015 primarily as a result of (i) our operation performance with profit before income tax of NT$25,293.2 million (US$771.4 million) and (ii) our non-cash depreciation and amortization in the amount of NT$29,518.7 million (US$900.2 million). Net cash provided by operating activities amounted to NT$45,863.5 million in 2014, primarily as a result of (i) our operation performance with profit before income tax of NT$28,535.1 million and (ii) our non-cash depreciation and amortization in the amount of NT$26,350.8 million. Net cash provided by operating activities amounted to NT$41,296.0 million in 2013, primarily as a result of (i) our operation performance with profit before income tax of NT$19,369.8 million and (ii) our non-cash depreciation and amortization in the amount of NT$25,470.9 million. The increase in net cash provided by operating activities in 2015 compared to 2014 was primarily due to cash inflows from a decrease in trade receivables, partially offset by cash outflows from a decrease in trade payables. The increase in net cash provided by operating activities in 2014 compared to 2013 was primarily due to an increase in profit before income tax and cash inflows from an increase in trade payables and other payables, partially offset by cash outflows from an increase in trade receivables and inventories.

Net cash used in investing activities amounted to NT$63,351.4 million (US$1,932.0 million) in 2015 primarily due to our acquisition of associates and joint ventures of NT$35,673.1 million (US$1,087.9 million) and our acquisition of property, plant and equipment of NT$30,280.1 million (US$923.5 million). Net cash used in investing activities amounted to NT$38,817.9 million in 2014, primarily due to our acquisition of property, plant and equipment of NT$39,599.0 million. Net cash used in investing activities amounted to NT$29,925.8 million in 2013, primarily due to our acquisition of property, plant and equipment of NT$29,142.7 million.

Net cash provided by financing activities amounted to NT$8,636.3 million (US$263.4 million) in 2015. This amount reflected primarily (i) our net proceeds from short-term bank loans and bills payable and long-term bank loans and bills payable in the amount of NT$12,776.2 million (US$389.6 million); (ii) the net proceeds from the 2018 NTD-linked Convertible Bonds of NT$6,136.4 million (US$187.1 million) and (iii) our proceeds from partial disposal of interests in subsidiaries of NT$8,910.3 million (US$271.7 million), which was partially offset by (i) our distributed cash dividends to owners of the Company in the amount of NT$15,297.5 million (US$466.5 million) and (ii) our payments for repurchases of treasury shares of NT$5,333.4 million (US$162.7 million). Net cash used in financing activities amounted to NT$2,797.0 million in 2014. This amount reflected primarily (i) our net repayment of short-term borrowings and long-term bank loans in the amount of NT$12,389.7 million; and (ii) our distributed cash dividends to owners of the Company in the amount of NT$9,967.2 million, partially offset by (i) our net proceeds from issue of bonds of NT$8,158.8 million; and (ii) change in non-controlling interests of NT$9,905.7 million due to Universal Scientific Shanghai’s capital increase. Net cash provided by financing activities amounted to NT$12,794.9 million in 2013. This amount reflected primarily (i) our net proceeds from short-term borrowings and long-term bank loans in the amount of NT$4,385.2 million; (ii) net proceeds from issue of convertible bonds in the amount of NT$11,900.1 million; and (iii) proceeds from Capital Increase in the amount of NT$3,393.0 million, partially offset by our distributed cash dividends to owners of the Company in the amount of NT$7,834.9 million.

As of December 31, 2015, our primary source of liquidity was NT$55,251.2 million (US$1,685.0 million) of cash and cash equivalents and NT$3,864.0 million (US$117.8 million) of financial assets—current. Our financial assets—current primarily consisted of structured time deposits and swap contracts. As of December 31, 2015, we had total unused credit lines of NT$159,252.9 million (US$4,856.8 million). As of December 31, 2015, we had working capital of NT$34,094.4 million (US$1,039.8 million).

As of December 31, 2015, we had total borrowings of NT$120,361.8 million (US$3,670.7 million), of which NT$36,983.4 million (US$1,127.9 million) were short-term debts and NT$83,378.4 million (US$2,542.8 million) were long-term debts. Our short-term debts consist of bank loans and bills payable. In 2015, the maximum amount of our short-term debts was NT$53,558.1 million (US$1,633.4 million) and the average amount of our short-term debts was NT$41,931.6 million (US$1,278.8 million). The fluctuation was primarily because our working capital balance fluctuated during 2015 from time to time. The annual interest rate for borrowings under our short-term bank loans and bills payable ranged from 0.57% to 5.78% as of December 31, 2015. Our short-term bank loans are primarily revolving facilities with a term of one year, each of which may be extended on an annual basis with lender consent. Our long-term debts consist of bank loans, bills payable, bonds payable and capital lease obligations. As of December 31, 2015, we had outstanding long-term debts, less current portion, of NT$66,535.1 million (US$2,029.1 million). As of December 31, 2015, the current portion of our long-term debts was NT$16,843.3 million (US$513.7 million). Our long-term bank loans and bills payable typically carried variable annual interest rates which ranged between 0.90% to 5.39% as of December 31, 2015. For the maturity information and interest rates by currencies, see “Item 11—Quantitative and Qualitative Disclosures about Market Risk—Market Risk—Interest Rate Risk.”

We have pledged a portion of our assets, with a carrying value of NT$16,542.1 million (US$504.5 million) as of December 31, 2015, to secure our obligations under our short-term and long-term facilities.

In September 2011, Anstock Limited, our wholly owned subsidiary incorporated in the Cayman Islands with limited liability, issued RMB150.0 million 3.125% Guaranteed Bonds due September 22, 2014 and RMB500.0 million 4.250% Guaranteed Bonds due September 20, 2016. The 2014 and 2016 Bonds were offered to certain non-U.S. persons in compliance with Regulation S under the Securities Act. The 2014 and 2016 Bonds are irrevocably and unconditionally guaranteed on an unsecured and unsubordinated basis by us. The 2014 Bonds matured and were repaid on September 22, 2014. The 2016 Bonds bear interest from and including September 20, 2011 at the rate of 4.250% per annum. Interest on the 2016 Bonds is payable semi-annually in arrear on September 20 and March 20 of each year beginning on March 20, 2012. The 2016 Bonds will mature on September 20, 2016 unless previously redeemed or repurchased and cancelled. The net proceeds from the 2014 and 2016 Bonds were advanced by Anstock Limited to ASESH AT in the form of an intercompany RMB loan for working capital and capital expenditure with maturity in September 2016.

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

In September 2013, we issued US$400.0 million aggregate principal amount of zero coupon convertible bonds due 2018. The 2018 Convertible Bonds were offered to persons outside of the United States in compliance with Regulation S under the Securities Act. The initial conversion price was NT$33.085 per common share, subject to certain adjustments, determined on the basis of a fixed exchange rate of NT$29.956 = US$1.00 (which represents an approximately 31.3% conversion premium over the closing trading price of our common shares on August 28, 2013 of NT$25.20 per common share). The conversion price is subject to adjustment upon the occurrence of certain events, such as the Capital Increase and cash dividend distribution. As of the date of this annual report, the conversion price is NT$30.28 per common share. The bonds will mature on September 5, 2018, unless previously repurchased or converted in accordance with their terms prior to such date. We used the net proceeds to fund procurement of raw materials from overseas. Please refer to note 18 of our consolidated financial statements included in this annual report for more information. As of December 31, 2015, the balance of the outstanding convertible bonds was US$400.0 million.

In July 2015, we issued US$200.0 million aggregate principal amount of NTD-linked zero coupon convertible bonds due 2018. The 2018 NTD-linked Convertible Bonds were offered to persons outside of the United States in compliance with Regulation S under the Securities Act. The initial conversion price was NT$54.5465 per common share, subject to certain adjustments, determined on the basis of a fixed exchange rate of NT$30.928 = US$1.00 (which represents an approximately 27.0% conversion premium over the closing trading price of our common shares on June 25, 2015 of NT$42.95 per common share). The conversion price is subject to adjustment upon the occurrence of certain events, such as the cash dividend distribution. As of the date of this annual report, the conversion price is NT$51.73 per common share. The bonds will mature on March 27, 2018, unless previously repurchased or converted in accordance with their terms prior to such date. We used the net proceeds to fund procurement of equipment from overseas. Please refer to note 18 of our consolidated financial statements included in this annual report for more information. As of December 31, 2015, the balance of the outstanding convertible bonds was US$200.0 million.

In January 2016, we issued NT$7,000.0 million (US$213.5 million) 1.30% unsecured corporate bonds with five year term and NT$2,000.0 million (US$61.0 million) 1.50% unsecured corporate bonds with seven year term. The bonds bear an annual simple interest and payment by coupon rate from the issue date. The net proceeds from the bonds were used to repay our previous debts.

We currently have one syndicated loan agreement outstanding. In July 2013, we entered into a US$400.0 million five-year syndicated credit facility, for which the Bank of Taiwan acted as the agent bank, for the purpose of funding the purchase of machinery and equipment at our facility and funding general operations. As of December 31, 2015, NT$11,160.5 million (US$340.4 million) was outstanding under this credit facility. This syndicated loan agreement contains undertakings and restrictive covenants relating to the maintenance of certain financial ratios including: (i) current ratio (current assets to current liabilities) of not less than 100.0%; (ii) leverage ratio (total liabilities to tangible net worth) of not higher than 160.0%; (iii) interest coverage ratio (EBITDA to interest expense) of not less than 280.0%; and (iv) tangible net worth not less than NT$75,000.0 million.

We have in the past failed to comply with certain financial covenants in some of our loan agreements. Such non-compliance may also have, through broadly worded cross-default provisions, resulted in default under some of the agreements governing our other existing debt. As of December 31, 2015, we were not in breach of any of the financial covenants under our existing loan agreements. If we are unable to timely remedy any of our non-compliance under such loan agreements or obtain applicable waivers or amendments, we would breach our financial covenants and our financial condition would be adversely affected. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Restrictive covenants and broad default provisions in our existing debt agreements may materially restrict our operations as well as adversely affect our liquidity, financial condition and results of operations.”

Our contingent obligations consist of guarantees provided by us to our subsidiaries. As of December 31, 2015, we endorsed and guaranteed the bonds issued by our subsidiaries, Anstock Limited, in the amount of RMB500.0 million (US$77.2 million) and Anstock II Limited, in the amount of US$300.0 million, respectively. Other than such guarantees, we have no other contingent obligations.

We have made, and expect to continue to make, substantial capital expenditures in connection with the expansion of our production capacity. The table below sets forth our principal capital expenditures incurred for the periods indicated.

	Year Ended December 31,
	2013	2014	2015
	NT$	NT$	NT$	US$
	(in millions)
Machinery and equipment	19,851.7	31,735.5	18,318.4	558.7
Building and improvements	7,192.4	11,713.1	9,962.4	303.8
Total	27,044.1	43,448.6	28,280.8	862.5

We had commitments for capital expenditures of approximately US$246.7 million, of which US$53.6 million had been paid as of December 31, 2015, primarily in connection with the expansion of our packaging and testing services operations. We estimate that our environmental capital expenditures for 2016 will be approximately US$35.0 million. We may adjust our capital expenditures based on market conditions, the progress of our expansion plans and cash flow from operations. In addition, due to the rapid changes in technology in the semiconductor industry, we frequently need to invest in new machinery and equipment, which may require us to raise additional capital. We cannot assure you that we will be able to raise additional capital should it become necessary on terms acceptable to us or at all. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—The packaging and testing businesses are capital intensive. If we cannot obtain additional capital when we need it, our growth prospects and future profitability may be adversely affected.”

We believe that our existing cash, marketable securities, expected cash flow from operations and existing credit lines under our loan facilities will be sufficient to meet our capital expenditures, working capital, cash obligations under our existing debt and lease arrangements, and other requirements for at least the next 12 months. We currently hold cash primarily in U.S. dollars, RMB, New Taiwan dollars, Korean Won and Japanese yen. As of December 31, 2015, we had contractual obligations of NT$86,260.8 million (US$2,630.7 million) due in the next three years. We currently expect to meet our payment obligations through the expected cash flow from operations, long-term borrowings and the issuance of additional equity or equity-linked securities. We will continue to evaluate our capital structure and may decide from time to time to increase or decrease our financial leverage through equity offerings or borrowings. The issuance of additional equity or equity-linked securities may result in additional dilution to our shareholders.

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

We have, from time to time, entered into interest rate swap transactions to hedge our interest rate exposure. In addition, we have, from time to time, entered into forward exchange contracts, swap contracts, cross currency swap contracts and European foreign currency options contracts to hedge our existing assets and liabilities denominated in foreign currencies. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and notes 7 and 31 to our consolidated financial statements included in this annual report.

RESEARCH AND DEVELOPMENT

For 2013, 2014 and 2015, our research and development expenditures totaled approximately NT$9,064.7 million, NT$10,289.7 million and NT$10,937.5 million (US$333.6 million), respectively. These expenditures represented approximately 4.1%, 4.0% and 3.8% of operating revenues in 2013, 2014 and 2015, respectively. We have historically expensed all research and development costs as incurred and none is currently capitalized. As of February 29, 2016, we employed 7,202 employees in research and development.

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

In addition to investing in the development of more advanced packaging technology and improving production efficiency, a significant portion of our research and development efforts is focused on the development of IC substrate production technology for BGA packaging. Substrate is the principal raw material for BGA packages. Development and production of IC substrates involve complex technology. We are currently working closely with certain first-tier substrate suppliers in Asia, primarily including those located in Japan, Taiwan and Korea. We believe that our successful cooperation with substrate suppliers to enhance the overall substrate production capability and to meet future package requirements has enabled us to capture an increasingly important value-added component of the packaging process, helped ensure a stable and cost-effective supply of substrates for our BGA packaging operations and shortened time to market.

Testing

Our research and development efforts in the area of testing have focused primarily on developing testing software and solutions, including logic/mixed-signal/RF/(2.5D/3D) module and SiP /discrete semiconductors, characterization of semiconductors, layout design, electrical simulation for high frequency test board and developing software of parametric test data analysis. We work closely with our customers on the leading edge test technologies, such as 3D IC test and advanced probe test technology such as very fine pitch probe card. Our research and development operations also include an equipment development group, which currently designs testing hardware and software for specific semiconductors to offer our customers cost effective test solutions.

Electronic manufacturing services

To further enhance the quality of our services and products, we focus on developing diversified and innovative products to improve our competitiveness. By leveraging our proprietary research and development expertise, we are able to optimize our product design, engineering and manufacturing capabilities to provide our customers with high performance and cost-effective products and services. During the process of designing, as well as developing the technology for, our software and hardware, our research and development team also dedicates itself to discovering new know-how, and then applying such know-how to create new, advanced and improved products, processes, methodology and services. We are currently investing in the development of products used in electronic manufacturing services in relation to computers and peripherals, communications, industrial, automotive, and storage and server applications.

TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2015 to December 31, 2015 that are reasonably likely to have a material effect on our operating revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

OFF-BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth the maturity of our contractual obligations as of December 31, 2015.

	Payments Due by Period
	Total	Under 1 Year	1 to 3 Years	3 to 5 Years	After 5 Years
	NT$	NT$	NT$	NT$	NT$
	(in millions)
Contractual Obligations:
Long-term debt(1)	86,687.3	28,932.1	53,981.6	2,998.3	775.3
Capital lease obligations(2)	401.8	100.3	5.9	295.6	-
Operating leases(3)	1,027.4	211.2	241.6	111.9	462.7
Purchase obligations(4)	2,788.1	2,788.1	-	-	-
Total(5)(6)(7)(8)	90,904.6	32,031.7	54,229.1	3,405.8	1,238.0

_____________________________

(1)	Includes long-term borrowings and bonds payable (before the deduction of unamortized arrangement fees, unamortized issuance cost and discounts on bonds payable) and interest payments.

(2)	Represents our commitments under property leases and imputed interest. These obligations are recorded on our consolidated balance sheets under the line item of other non-current liabilities.

(3)	Represents our commitments under leases for land, machinery and equipment such as testers, and office buildings and equipment. See note 34 to our consolidated financial statements included in this annual report.

(4)	Represents unpaid commitments for construction. These commitments were not recorded on our consolidated balance sheets as of December 31, 2015. See note 34 to our consolidated financial statements included in this annual report. Total commitments for construction of buildings were approximately NT$4,338.5 million (US$132.3 million), of which NT$1,550.4 million (US$47.3 million) had been paid as of December 31, 2015.

(5)	Excludes non-binding commitments to purchase machinery and equipment of approximately NT$3,750.7 million (US$114.4 million), of which NT$206.6 million (US$6.3 million) had been paid as of December 31, 2015. See note 34 to our consolidated financial statements included in this annual report.

(6)	Excludes unpaid amounts that we were contracted for the construction related to our real estate business of approximately NT$2,745.4 million (US$83.7 million) as of December 31, 2015, since the schedule of payments is difficult to determine. See note 34 to our consolidated financial statements included in this annual report.

(7)	Excludes our unfunded defined benefit obligation since the schedule of payments is difficult to determine. Under defined benefit pension plans, we made pension contributions of approximately NT$611.6 million (US$18.7 million) in 2015, and we estimate that we will contribute approximately NT$705.4 million (US$21.5 million) in 2016. See note 20 to our consolidated financial statements included in this annual report.

(8)	Excludes uncertain tax liabilities. We recognized additional taxes payable of NT$89.8 million (US$2.7 million) and accrued interest and penalties of NT$15.0 million (US$0.5 million) related to uncertain tax positions as of or for the year ended December 31, 2015. Because we were unable to make a reasonable estimate of the timing of the tax audits, such balances were not included in the table.

SAFE HARBOR

Please see the section entitled “Special Note Regarding Forward-Looking Statements.”

Item 6. Directors, Senior Management and Employees

DIRECTORS AND SENIOR MANAGEMENT

Directors

Our board of directors is elected by our shareholders in a general meeting at which a quorum, consisting of a majority of all issued and outstanding common shares, is present. The chairman is elected by the board from among the directors. Our eleven-member board of directors, including three independent directors, is responsible for the management of our business.

We currently have eleven directors, serving a three-year term. The current board of directors began serving on June 24, 2015. Directors may serve any number of consecutive terms and may be removed from office at any time by a resolution adopted at a meeting of shareholders. Normally, all board members are elected at the same meeting of shareholders, except where the posts of one-third or more of the directors are vacant, at which time an extraordinary shareholders’ meeting shall be convened to elect directors to fill the vacancies. We and our subsidiaries do not have service contracts with our directors that provide for benefits upon termination of employment.

Our audit committee currently consists of our independent directors, Shen-Fu Yu, Ta-Lin Hsu and Mei-Yueh Ho, who are independent under Rule 10A-3 and the ROC Securities and Exchange Act and are financially literate with accounting or related financial management expertise. The audit committee has responsibility for, among other things, overseeing the qualifications, independence and performance of our independent auditors and the integrity of our financial statements.

Our compensation committee currently consists of Shen-Fu Yu and Ta-Lin Hsu, our independent directors, and Hsiao-Ying Ku. Our board of directors established a compensation committee to satisfy the requirements under the ROC Securities Exchange Act. Under ROC securities regulations, a compensation committee should have at least one independent director who is considered independent under ROC securities regulations. We do not assess the independence of our compensation committee member under the independence requirements of the NYSE listing standards but adopt the independence standard as promulgated under the ROC Regulations Governing the Appointment and Exercise of Powers by the Remuneration Committee of a Company Whose Stock is Listed on the Stock Exchange or Traded Over the Counter. See “Item 16G. Corporate Governance” for more information. Our compensation committee meets at least twice a year. Our board of directors has adopted an compensation committee charter for our compensation committee. The compensation committee has responsibility for, among other things, setting forth and reviewing policies, systems, standards and structures regarding performance evaluation and compensation of the directors, managerial personnel, and evaluating compensation of the directors and managerial personnel.

The following table sets forth information regarding all of our directors as of March 31, 2016. In accordance with ROC law, each of our directors is elected either in his or her capacity as an individual or as an individual representative of a corporation or government. Persons designated to represent corporate or government shareholders as directors are typically nominated by such shareholders at the annual general meeting and may be replaced as representatives by such shareholders at will. Of the current directors, six represent ASE Enterprises Limited. The remaining directors serve in their capacity as individuals.

Name	Position	Director Since	Age	Other Significant Positions Held Outside of the ASE Group
Jason C.S. Chang(1)(2)	Director, Chairman and Chief Executive Officer	1984	71	None
Richard H.P. Chang(1)	Director, Vice Chairman and President	1984	69	Chairman, Sino Horizon Holdings Ltd.
Rutherford Chang (3)	Director and General Manager of China Region	2009	36	None
Tien Wu(2)	Director and Chief Operating Officer	2003	58	None
Joseph Tung(2)	Director and Chief Financial Officer	1997	57	Independent director, Ta Chong Bank Ltd.
Raymond Lo(2)	Director and General Manager, Kaohsiung packaging facility	2006	62	None
Tien-Szu Chen (2)	Director and General Manager, ASE Inc. Chung-Li branch	2015	54	None
Jeffrey Chen(2)	Director and General Manager of Corporate Affairs and Strategy of China Region	2003	52	None
Shen-Fu Yu	Independent Director and Member, Audit Committee and Compensation Committee	2009	71	Independent director, Yulon Motor Co., Ltd.; director, Arima Lasers Corporation; supervisor, Dynapak International Technology Corporation, San Fu Chemical Co., Ltd., and Arima Communications
Ta-Lin Hsu	Independent Director and Member, Audit Committee and Compensation Committee	2009	72	Chairman and founder, H&Q Asia Pacific; Chairman, H&Q Taiwan Co. Ltd.
Mei-Yueh Ho	Independent Director and Member, Audit Committee	2015	65	Independent Director, Bank of Kaohsiung, Ltd., KINPO Electronics Inc., AU Optronics Corp. and Ausnutria Dairy Corporation Ltd.

____________________

(1)	Jason C.S. Chang and Richard H.P. Chang are brothers.

(2)	Representative of ASE Enterprises Limited, a company organized under the laws of Hong Kong, which held 16.76% of our total outstanding shares as of March 31, 2016. All of the outstanding shares of ASE Enterprises Limited are held through intermediary holding companies and under a revocable trust established under the laws of the Bailiwick of Guernsey for the benefit of our Chairman and Chief Executive Officer, Jason C.S. Chang, and his family.

(3)	Rutherford Chang is the son of Jason C.S. Chang.

Audit Committee

For a discussion of our audit committee, see “—Directors and Senior Management—Directors.”

Executive Officers

The following table sets forth information regarding all of our executive officers as of March 31, 2016.

Name	Position	Years with the Company	Age
Jason C.S. Chang	Chairman and Chief Executive Officer	32	71
Richard H.P. Chang	Vice Chairman and President; Chairman, Universal Scientific Shanghai	32	69
Rutherford Chang	General Manager, China Region	11	36
Tien Wu	Chief Operating Officer	16	58
Joseph Tung	Chief Financial Officer	21	57
Raymond Lo	General Manager, ASE Test Taiwan; General Manager, Kaohsiung packaging facility	29	62
Tien-Szu Chen	General Manager, ASE Inc. Chung-Li branch	27	54
Chun-Che Lee	General Manager, ASE Electronics	31	56
Ung Bae	General Manager, ASE Korea	16	59
Chih-Hsiao Chung	General Manager, ASE Japan and Wuxi Tongzhi	16	51
Chiu-Ming Cheng	General Manager, ASESH AT	25	55
Chih-An Hsu	General Manager, ASEKS	19	53
Yen-Chieh Tsao	General Manager, ASEWH	4	58
Shih-Kang Hsu	Chief Executive Officer, ASEN	15	50
Meng-Hui Lin	General Manager, ASE Shanghai	22	49
Kwai Mun Lee	President, ASE South-East Asia operations	17	53
Lid Jian Chiou	General Manager, ASE Singapore Pte. Ltd.	12	59
Kenneth Hsiang	General Manager, ISE Labs	16	46
Chen-Yen Wei	Chairman, Universal Scientific; Chairman, USI Inc.; President, Universal Scientific Shanghai	36	61
Feng-Ta Chen	General Manager, UGJQ	18	53
Jack Hou	General Manager, UGTW	22	59
Ta-I Lin	General Manager, UGKS	28	52
Yueh-Ming Lin	General Manager, USISZ	20	50
Omar Anaya Galván	General Manager, USI Mexico	13	46

Biographies of Directors and Executive Officers

Jason C.S. Chang has served as Chairman of ASE Inc. since its founding in March 1984 and as its Chief Executive Officer since May 2003. Mr. Chang holds a bachelor’s degree in electrical engineering from National Taiwan University in Taiwan and a master’s degree from the Illinois Institute of Technology. He is the brother of Richard H.P. Chang, our Vice Chairman and President.

Richard H.P. Chang has served as Vice Chairman of ASE Inc. since November 1999 after having served as President of ASE Inc. since its founding in March 1984, and served as Chief Executive Officer of ASE Inc. from July 2000 to April 2003. In February 2003, he was again appointed President of ASE Inc. upon the retirement of Mr. Leonard Y. Liu. Mr. Chang has also served as the Chairman of Universal Scientific Industrial (Shanghai) Co., Ltd. since June 2008. Mr. Chang holds a bachelor’s degree in industrial engineering from Chung Yuan Christian University in Taiwan. He is the brother of Jason C.S. Chang, our Chairman and Chief Executive Officer.

Rutherford Chang has served as a director of ASE Inc. since June 2009 and General Manager of China Region of ASE Group. since June 2010. He joined ASE Group in March 2005. Mr. Chang holds a bachelor’s degree in psychology from Wesleyan University in Connecticut. He is the son of Jason C.S. Chang, our Chairman and Chief Executive Officer.

Tien Wu has served as a director of ASE Inc. since June 2003 and Chief Operating Officer since April 2006, prior to which he served as the President of Worldwide Marketing and Strategy of the ASE Group. Prior to joining ASE Inc. in March 2000, Mr. Wu held various managerial positions with IBM. Mr. Wu holds a bachelor’s degree in civil engineering from National Taiwan University in Taiwan, a master’s degree and a doctorate degree in mechanical engineering and applied mechanics from the University of Pennsylvania.

Joseph Tung has served as a director of ASE Inc. since April 1997 and Chief Financial Officer since December 1994. He is also an independent director of Ta Chong Bank Ltd. since October 2007. Before joining ASE Inc., Mr. Tung was a Vice President at Citibank, N.A. Mr. Tung holds a bachelor’s degree in economics from the National Chengchi University in Taiwan and a master’s degree in business administration from the University of Southern California.

Raymond Lo has served as a director of ASE Inc. since May 2006 and General Manager of our packaging facility in Kaohsiung, Taiwan since April 2006. Mr. Lo also served as a supervisor of ASE Inc. between July 2000 and May 2006. Before joining ASE Group, Mr. Lo was the Director of Quality Assurance at Zeny Electronics Co. Mr. Lo holds a bachelor’s degree in electronic physics from the National Chiao Tung University in Taiwan.

Tien-Szu Chen has served as a director of ASE Inc. since June 2015 and General Manager of ASE Inc. Chung-Li branch since August 2015. Prior to his current position, Mr. Chen served as our supervisor from June 2006 to June 2015 and as President of Power ASE Technology Inc. from June 2006 to May 2012. He also held several key management positions within the ASE Group from June 1988 to June 2006, including President of ASE Inc. Chung-Li branch and Senior Vice President of ASE Inc. Prior to joining ASE Group in June 1988, Mr. Chen worked at TSMC and Philips Semiconductor Kaohsiung. Mr. Chen received his bachelor’s degree in industrial engineering from Chung Yuan Christian University in Taiwan.

Jeffrey Chen has served as a director of ASE Inc. since June 2003 and General Manager of Corporate Affairs and Strategy of China Region. Prior to joining ASE Inc., he worked in the corporate banking department of Citibank, N.A. in Taipei and as a Vice President of corporate finance at Bankers Trust in Taipei. Mr. Chen holds a bachelor’s degree in finance and economics from Simon Fraser University in Canada and a master’s degree in business administration from the University of British Columbia in Canada.

Shen-Fu Yu has served as an independent director of ASE Inc. since June 2009 and as an independent director of Yulon Motor Co., Ltd. He is also a director of Arima Lasers Corporation and a supervisor of Dynapack International Technology Corporation, San Fu Chemical Co., Ltd., and Arima Communications. Mr. Yu is also a member of the audit committee and compensation committee of ASE Inc.. Mr. Yu also serves on the compensation committee of Yulon Motor Co., Ltd., Taiwan Acceptance Corporation and Elite Material Co., Ltd. He worked at Deloitte & Touche Accounting Firm as a consultant from June 2003 to November 2006. Mr. Yu holds a bachelor’s degree in accounting from National Taiwan University in Taiwan and a master’s degree in accounting from National Chengchi University in Taiwan.

Ta-Lin Hsu has served as an independent director of ASE Inc. since June 2009. He is also a member of the audit committee and compensation committee of ASE Inc.. He is currently the chairman and founder of H&Q Asia Pacific and chairman of H&Q Taiwan Co. Ltd. Mr. Hsu holds a bachelor’s degree in physics from National Taiwan University, a master’s degree in electrophysics from the Polytechnic Institute of Brooklyn and a doctorate degree in electrical engineering from the University of California, Berkeley.

Mei-Yueh Ho has served as an independent director and a member of the audit committee of ASE Inc. since June 2015. Ms. Ho is also an independent director of the Bank of Kaohsiung, Ltd., KINPO Electronics Inc., AU Optronics Corp. and Ausnutria Diary Corporation Ltd. She is also a member of the audit committee of the Bank of Kaohsiung, Ltd. and AU Optronics Corp., and a member of the compensation committee of the Bank of Kaohsiung, Ltd., KINPO Electronics Inc. and AU Optronics Corp. Ms. Ho served as Minister of Ministry of Economic Affairs, ROC from May 2004 to January 2006. She was also Chairperson of the Council for Economic Planning and Development, ROC from May 2007 to May 2008. Ms. Ho holds a bachelor’s degree in agricultural chemistry from National Taiwan University in Taiwan.

Chun-Che Lee has served as a General Manager of ASE Electronics Inc. since August 2011, prior to which he was a vice president, director and manager of research and development at ASE Inc. since 1984. Mr. Lee holds a bachelor’s degree in aeronautics from Tamkung University in Taiwan.

Ung Bae has served as General Manager of ASE (Korea) Inc. since July 2008, after serving as Senior Vice President of ASE (Korea) Inc. since July 1999. Mr. Bae was Vice President of Motorola Korea, Limited before joining ASE (Korea) Inc. when we acquired Motorola Korea, Limited. He holds a degree in electronic engineering from In-Ha University in Korea.

Chih-Hsiao Chung has served as General Manager of ASE Japan Co. Ltd. since March 2011, General Manager of Wuxi Tongzhi Microelectronics Co., Ltd. since June 2013, and Chairman and CEO of ASEEE since September 2015. Mr. Chung has also managed the sales and marketing of ASE Japan Co. Ltd. region since April 2007. Before joining ASE Group, Mr. Chung was the Senior Manager of Sale and Marketing at Kimberly Clark Co., Taiwan. He holds a master’s degree in business administration from the University of Wisconsin-Madison.

Chiu-Ming Cheng has served as General Manager of ASE Assembly & Test (Shanghai) Limited since September 2012, after serving as Vice President of ASE’s Kaohsiung packaging facility since October 2004. He joined ASE Group in April, 1990. Mr. Cheng holds a master’s degree in public policy from National Sun Yat-Sen University in Taiwan.

Chih-An Hsu has served as General Manager of ASE (KunShan) Inc. since July 2012, after serving as Vice President of ASE's Chung-Li since July 2006. He joined ASE Group in February 1997. Mr. Hsu holds a bachelor’s degree in industrial engineering from National Tsing Hua University in Taiwan.

Yen-Chieh Tsao has served as General Manager of ASE (Weihai), Inc. since October 2013 after serving as Vice President of ASE’s Chung-Li since October 2011. Mr. Tsao was the Vice President of Motorola Electronics Taiwan Ltd. prior to joining ASE Group. He holds a bachelor’s degree in physics from the Chinese Culture University in Taiwan.

Shih-Kang Hsu has served as Chief Executive Officer of Suzhou ASEN Semiconductors Co., Ltd. since August 2010, after serving as Senior Vice President of ASE (U.S.) Inc. since June 2006. He joined ASE Group in June 2000. Mr. Hsu holds a master’s degree in mechanical engineering from Case Western Reserve University.

Meng-Hui Lin has served as General Manager of ASE (Shanghai) Inc. since Oct 2014. He joined ASE Group in 1994, and has worked in various fields with ASE Group, e.g., IE, quality engineering, process engineering, research & development and manufacturing management. He holds a master’s degree in industrial engineering from Texas A&M University.

Kwai Mun Lee has served as President of our Southeast Asia operations, with responsibility for the operations of our Penang, Malaysia and Singapore manufacturing facilities, since March 2006. Before joining the ASE Group, Mr. Lee held senior management positions at Chartered Semiconductor and STATS ChipPAC. He started his career as an engineer at Intel. He holds a degree in engineering from the Swinburne Institute of Technology in Australia.

Lid Jian Chiou has served as General Manager of ASE Singapore Pte. Ltd. since September 2010 after serving as Senior Director of Operations since November 2003. Prior to that, he worked several years with Texas Instruments and Chartered Semiconductor. Mr. Chiou holds a master’s degree in business administration from the State University of New York and a bachelor’s degree in engineering from the University of Strathclyde in the United Kingdom.

Kenneth Hsiang has served as General Manager of ISE Labs, Inc. since June 2004. Prior to joining ASE Group in November 1999, Mr. Hsiang worked in management positions within finance and strategic analysis in the healthcare and biotech industries in the San Francisco Bay area in California. He also worked for Price Waterhouse LLP as a Certified Public Accountant. Mr. Hsiang received a bachelor’s degree in economics & rhetoric from the University of California, Berkeley.

Chen-Yen Wei has served as Chairman of Universal Scientific Industrial Co., Ltd. since July 2014, Chairman of USI Inc. since April 2015, and President of Universal Scientific Industrial (Shanghai) Co., Ltd. since April 2008. He joined Universal Scientific Industrial Co., Ltd. as an engineer in August 1979. He holds a bachelor’s degree in communication engineering from National Chiao Tung University in Taiwan.

Feng-Ta Chen has served as General Manager of Universal Global Technology (Shanghai) Co., Ltd. since September 2013. He joined Universal Scientific Industrial Co., Ltd. as a Wireless Product PLM Department head in July 1997. He holds a bachelor’s degree in literature from the Chinese Culture University in Taiwan.

Jack Hou has served as General Manager of Universal Global Scientific Industrial Co., Ltd. since January 2010 and Vice President of Automotive & Visual Product Devices and Module Turnkey Management Business Unit of Universal Scientific Industrial Co., Ltd. since April 2012. He joined Universal Scientific Industrial Co., Ltd. as a section manager in February 1994. He holds a master’s degree in biomedical engineering from Ohio State University and a master’s degree in computer science from the University of Dayton in Ohio.

Ta-I Lin has served as General Manager of Universal Global Technology (Kunshan) Co. Ltd. since August 2011. He joined Universal Scientific Industrial Co., Ltd. as an engineer in August 1987. He holds a bachelor’s degree in electrical engineering from National Cheng Kung University in Taiwan and an executive master of business administration from Peking University in China.

Yueh-Ming Lin has served as General Manager of USI Electronics (Shenzhen) Co. Ltd. since January 2015 and Senior Director of Global Operation Management (Shenzhen) Division of USI Electronics (Shenzhen) Co. Ltd. since March 2014. He joined Universal Scientific Industrial Co., Ltd. as a section manager in October 1995. He holds a bachelor’s degree in electrical engineering from Feng Chia University in Taiwan.

Omar Anaya Galván has served as General Manager of Universal Scientific Industrial De Mexico S.A. DE C.V. since March 2015. He has worked in the electronics industry for over 24 years and has experience in various technical, quality and manufacturing management roles. He has been working at Universal Scientific Industrial (Shanghai) Co., Ltd. and its directly and indirectly held subsidiaries since March 2003. He holds a bachelor’s degree in electronic systems engineering from the Monterrey Institute of Technology and Higher Education in Mexico.

The business address of our directors and executive officers is our registered office.

COMPENSATION

In 2015, we recorded expenses of approximately NT$833.9 million (US$25.4 million) as remuneration to our directors and executive officers. We did not pay any remuneration in kind to our directors or executive officers in 2015. In 2015, we accrued pension costs of NT$2.3 million (US$0.1 million) for retirement benefits for our management. In April 2016, our board of directors passed a resolution and increased the remuneration of our independent directors from NT$2.0 million (US$0.06 million) to NT$3.0 million (US$0.09 million) per person per year. This proposal is subject to the approval of our annual general shareholders’ meeting in June 2016. In addition, according to our Articles of Incorporation, not more than 1% of our annual net earnings (after recovering any losses incurred in prior years and deducting the legal reserve, special reserve provisions and other items as required under ROC law, if any) may be distributed as bonuses to our directors. 7% to 11% of our annual net earnings (after recovering any losses incurred in prior years and deducting the legal reserve, special reserve provisions and other items as required under ROC law, if any) may be distributed as a bonus to employees, including executive officers. In January 2016, our board of directors proposed to amend our Articles of Incorporation to distribute employees’ compensation, including executive officers, and remuneration to directors at the rates in 5.25%-8.25% and no higher than 0.75%, respectively, of net profit before income tax, employees’ compensation and remuneration to directors. This proposal is subject to the approval of our annual general shareholders’ meeting in June 2016.

We have not provided any loans to or guarantees for the benefit of any of our directors or executive officers. For information regarding our pension and other retirement plans and those of our subsidiaries, see note 20 to our consolidated financial statements included in this annual report.

ASE Inc. Employee Bonus and Stock Option Plans

We award bonuses to employees of ASE Inc. and its subsidiaries who are located in Taiwan based on overall income and individual performance targets. Prior to 2009, these employees were eligible to receive bonuses in the form of our common shares valued at par. Beginning in 2009, employees are eligible to receive bonuses in the form of our common shares valued at the closing price (after adjustment with consideration of the effects on the share price, if any, brought by cash and stock dividends resolved at shareholders’ meetings) of our common shares on the day prior to our shareholders’ meeting. Actual amounts of bonuses to individual employees are determined based upon the employee meeting specified individual performance objectives. We granted aggregate values of NT$1,147.2 million, NT$1,587.3 million and NT$2,335.6 million (US$71.2 million) as cash bonus to our employees in 2013, 2014 and 2015, respectively.

We currently maintain three option plans, adopted in 2007, 2010 and 2015. The option plan adopted in 2004 expired in May 2015. Pursuant to these plans, our full-time employees, including domestic and foreign subsidiaries, are eligible to receive stock option grants. Each option entitles the holder to purchase one ASE Inc. common share at a price equal to (for the 2007 plan), or not less than (for the 2010 and 2015 plans), the closing market price on the date of the option issuance, such exercise price being subject to retroactive adjustment in the event of certain capital transactions in subsequent periods. Each option is valid for ten years from the date of the grant. 40.0% of the options originally granted vest upon the second anniversary of the grant date, and an additional 10.0% of the options originally granted vest every six months thereafter. Each option expires at the end of the tenth year following its grant date. The options are generally not transferable. As of December 31, 2015, a total of 185,806,000 options had been granted under the 2007 plan. The original exercise price under the 2007 plan was NT$30.65 per share (currently adjusted to NT$21.1 per share). As of December 31, 2015, a total of 199,999,500 options had been granted under the 2010 plan, 187,719,500 of which had an original exercise price of NT$28.6 per share (currently adjusted to NT$20.4 per share) and 12,280,000 of which had an original exercise price of NT$28.75 per share (currently adjusted to NT$22.6 per share). As of December 31, 2015, a total of 94,270,000 options had been granted under the 2015 plan. The exercise price under the 2015 plan was NT$36.50 per share.

ASE Mauritius Inc. Share Option Plan

As of December 31, 2015, ASE Mauritius Inc. maintained one option plan adopted in 2007. Under this plan, certain employees of ASE Mauritius Inc. and the ASE Group are granted options to purchase ordinary shares of ASE Mauritius Inc. at an exercise price of US$1.7, which exercise price was determined by taking into account a fairness opinion rendered by an independent appraiser and was reviewed by our accountants. Each option is valid for ten years from the date of the grant. As of December 31, 2015, a total of 30,000,000 options had been granted under this plan with an exercise price of US$1.7.

USI Enterprise Limited Share Option Plans

USI Enterprise Limited maintains three option plans adopted in 2007, 2010 and 2011, under which certain employees of Universal Scientific and our employees were granted options to purchase common shares of USI Enterprise Limited. Each option under these three plans is valid for ten to thirteen years from the date of the grant. As of December 31, 2015, we had 14,028,000 options outstanding with an exercise price of US$1.53 per share, 7,651,420 options outstanding with an exercise price of US$2.42 per share and 8,015,200 options outstanding with an exercise price of US$2.94 per share under these three plans respectively.

Universal Scientific Shanghai Option Plans

As of December 31, 2015, Universal Scientific Shanghai maintains one option plan adopted in 2015. Under this plan, certain employees of Universal Scientific Shanghai are granted options to purchase ordinary shares of Universal Scientific Shanghai at an exercise price of RMB15.5. Each option is valid for ten years from the date of the grant. As of December 31, 2015, a total of 26,639,500 options had been granted under this plan with an exercise price of RMB15.5.

BOARD PRACTICES

General

For a discussion of the term of office of the board of directors, see “—Directors and Senior Management.” No benefits are payable to members of the board or the executive officers upon termination of their relationship with us.

Compensation Committee

For a discussion of our compensation committee, see “—Directors and Senior Management—Directors.”

EMPLOYEES

The following table sets forth certain information concerning our employees as of the dates indicated.

	As of December 31,
	2013	2014	2015
Total	60,199	68,100	65,789
Function
Direct labor	33,794	38,588	35,770
Indirect labor (manufacturing)	14,518	16,620	16,910
Indirect labor (administration)	5,580	5,941	5,929
Research and development	6,307	6,951	7,180
Location
Taiwan	30,552	35,382	34,877
PRC	21,360	24,223	22,475
Korea	2,964	2,900	2,701
Malaysia	2,672	2,752	2,982
Japan	693	588	502
Singapore	1,068	1,059	986
United States	376	383	379
Others	514	813	887

Eligible employees may participate in our employee share bonus plan and stock option plans and our subsidiaries’ share option plans, such as the option plans adopted by ASE Mauritius, USI Enterprise Limited, and Universal Scientific Shanghai. See “—Compensation.”

We have never experienced a work stoppage caused by our employees. We believe that our relationship with our employees is good.

SHARE OWNERSHIP

The following table sets forth certain information with respect to our common shares and options of ASE Inc. exercisable for our common shares held by our directors and executive officers as of March 31, 2016. Percentage of beneficial ownership is based on 7,918,272,896 common shares outstanding as of March 31, 2016.

Director or Executive Officer	Number of ASE Inc. Common Shares Beneficially Held(1)		Percentage of ASE Inc. Total Common Shares Issued and Outstanding	Number of Options Exercisable(2)	Exercise Price of Options (NT$)	Expiration Date of Options

Jason C.S. Chang	1,743,979,181	(3)	22.02%	16,300,000	20.40-21.10	2017/12/19 - 2020/5/6
Richard H. P. Chang	226,144,287		2.86%	9,050,000	20.40-21.10	2017/12/19 - 2020/5/6
Rutherford Chang	1,779,708		*	*	20.40-21.10	2017/12/19 - 2020/5/6
Tien Wu	4,953,386		*	*	20.4	5/6/2020
Joseph Tung	4,226,823		*	*	20.40-21.10	2017/12/19 - 2020/5/6
Raymond Lo	2,566,825		*	*	20.40-21.10	2017/12/19 - 2020/5/6
Tien-Szu Chen	592,054		*	*	20.40-21.10	2017/12/19 - 2020/5/6
Jeffrey Chen	1,044,802		*	*	20.40-21.10	2017/12/19 - 2020/5/6
Shen-Fu Yu	4,632		*	0	-	-
Ta-Lin Hsu	0		0	0	-	-
Mei-Yueh Ho	0		0	0	-	-
Chun-Che Lee	2,944,502		*	*	20.40-21.10	2017/12/19 - 2020/5/6
Ung Bae	0		0	*	20.40-21.10	2017/12/19 - 2020/5/6
Chih-Hsiao Chung	10,647		*	*	20.40-21.10	2017/12/19 - 2020/5/6
Chiu-Ming Cheng	387,698		*	*	20.40-21.10	2017/12/19 - 2020/5/6
Chih-An Hsu	0		0	*	20.4	5/6/2020
Yen-Chieh Tsao	0		0	0	36.5	9/10/2025
Shih-Kang Hsu	214,688		*	*	20.4	2020/5/6
Meng-Hui Lin	271,523		*	*	20.40-21.10	2017/12/19 - 2020/5/6
Kwai Mun Lee	0		0	*	20.40-21.10	2017/12/19 - 2020/5/6
Lid Jian Chiou	0		0	*	20.40-21.10	2017/12/19 - 2020/5/6
Kenneth Hsiang	155,000		*	*	20.40-21.10	2017/12/19 - 2020/5/6
Chen-Yen Wei	710,053		*	0	-	-
Feng-Ta Chen	0		0	0	-	-
Jack Hou	107,558		*	0	-	-
Ta-I Lin	30,000		*	0	-	-
Yueh-Ming Lin	0		0	0	-	-
Omar Anaya Galvan	0		0	0	-	-

___________________

(1)	Including shares directly held and shares beneficially owned through spouse and minor children.

(2)	Each option may be converted into one of our common shares. The figures referred herein include options convertible into our common shares scheduled to vest within 60 days as of the date hereof.

(3)	Including 1,327,202,773 common shares Jason C.S. Chang beneficially owned through ASE Enterprises Limited, Aintree Limited and JC Holdings Limited and 321,454,196 common shares beneficially owned through Value Tower Limited, respectively, and 95,322,212 common shares Jason C.S. Chang directly owned. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

*	The sum of the number of common shares held and the number of common shares issuable upon exercise of all options held is less than 1.0% of our total outstanding shares.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth information known to us with respect to the beneficial ownership of our common shares, as of March 31, 2016, by each shareholder known by us to beneficially own more than 5.0% of our total outstanding shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Percentage of beneficial ownership is based on 7,918,272,896 common shares outstanding as of March 31, 2016. In addition, in computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Common Shares Beneficially Owned
Name of Shareholder or Group	Number	Percentage
Jason C.S. Chang(1)	1,760,279,181	22.18%

 ________________

(1)	Jason C.S. Chang is our Chairman and Chief Executive Officer. Jason C. S. Chang beneficially owned 1,327,202,773 common shares through ASE Enterprises Limited, Aintree Limited and JC Holdings Limited and 321,454,196 common shares through Value Tower Limited, respectively, and directly owned 95,322,212 common shares and vested options convertible into 16,300,000 common shares. As a result, Jason C.S. Chang beneficially owned 1,760,279,181 common shares, representing 22.18% of our total outstanding shares on an adjusted basis (based on 7,934,572,896 common shares which were adjusted to reflect 7,918,272,896 shares outstanding as of March 31, 2016, plus 16,300,000 common shares Jason C.S. Chang may receive upon exercise of options granted to him which are vested). ASE Enterprises Limited is a company organized under the laws of Hong Kong. All of the outstanding shares of ASE Enterprises Limited are held by Aintree Limited. Aintree Limited is a company organized under the laws of the British Virgin Islands. All of the shares of Aintree Limited are held by JC Holdings Limited. The shares of JC Holdings Limited are held through intermediary holding companies and under a revocable trust established under the laws of the Bailiwick of Guernsey for the benefit of our Chairman and Chief Executive Officer, Jason C.S. Chang, and his family. Value Tower Limited is a company organized under the laws of the British Virgin Islands. Jason C.S. Chang is the sole shareholder and director of Value Tower Limited. There were no significant changes in the percentage of ownership beneficially owned by Jason C.S. Chang in 2013, 2014 and 2015.

The following table sets forth information relating to our common shares held directly by our consolidated subsidiaries and our equity method investee as of March 31, 2016.

	Common Shares Beneficially Owned
Name of Shareholder	Number	Percentage
ASE Test(1)	88,200,472	1.11%
ASE Test Taiwan(2)	10,978,776	0.14%
J&R Holding Limited(3)	46,703,763	0.59%
Hung Ching(4)	85,588,293	1.08%

(1)	ASE Test is our wholly owned subsidiary. ASE Test’s ownership of our common shares is the result of the merger of ASE Chung Li with and into us in August 2004, and subsequent dividends upon shares received in connection with this merger. In order to comply with Singapore Companies Act, a trust was established to hold and dispose our common shares issued to ASE Test, a Singaporean Company, upon completion of the merger. The trustee appointed under such trust arrangement is currently our registered shareholder for our common shares issued to ASE Test. See “—Related Party Transactions.”

(2)	ASE Test Taiwan is our wholly owned subsidiary. ASE Test Taiwan’s ownership of our common shares is mainly the result of the merger of ASE Material with and into us in August 2004, and subsequent dividends upon shares received in connection with this merger. In order to comply with Singapore Companies Act, a trust had been established to hold and dispose our common shares issued to ASE Test Taiwan, which had been a subsidiary of ASE Test, upon completion of the merger. In December 2014, the trust established to hold the common shares issued to ASE Test Taiwan had been terminated because ASE Test Taiwan was no longer a subsidiary owned by ASE Test and therefore no longer subject to Singapore Companies Act requirements. As a result, ASE Test Taiwan directly owned 10,978,776 of our common shares as of March 31, 2016. See “—Related Party Transactions.”

(3)	J&R Holding Limited is our wholly owned subsidiary. J&R Holding Limited’s ownership of our common shares is the result of the merger of ASE Chung Li with and into us in August 2004, and subsequent dividends upon shares received in connection with this merger.

(4)	Hung Ching is our equity method investee. As of March 31, 2016, we held 26.22% of the outstanding shares of Hung Ching. Hung Ching acquired our common shares in open market transactions and subsequent dividends upon the acquired shares.

As of March 31, 2016, none of our major shareholders had voting rights different from those of our other shareholders. We are not aware of any arrangement that may at a subsequent date result in a change of control of us. Furthermore, other than disclosed above, we are not aware of any significant changes in the percentage of ownership held by our major shareholders in 2013, 2014 and 2015.

As of March 31, 2016, a total of 7,918,272,896 common shares were outstanding. With certain limited exceptions, holders of common shares that are not ROC persons are required to hold their common shares through a brokerage account in the ROC. As of March 31, 2016, 628,336,485 common shares were registered in the name of a nominee of Citibank, N.A., the depositary under our ADS deposit agreement. Citibank, N.A., has advised us that, as of March 31, 2016, 125,667,006 ADSs, representing 628,335,030 common shares, were held of record by Cede & Co., and 290 ADSs, representing 1,450 common shares, were held by 9 other U.S. persons. The remaining 5 common shares held by Citibank, N.A. for the Company are a result of fractional shares distributed during stock distributions on our common shares underlying the ADSs.

RELATED PARTY TRANSACTIONS

In recent years, we have awarded cash bonuses to the employees of our subsidiaries as part of their compensation, based in part on our consolidated net income and the subsidiaries’ contribution to our consolidated income. We expect to continue this practice in the future.

In order to comply with Singapore law and other applicable laws and regulations, trusts organized under ROC law were established to hold and dispose of our common shares issued to ASE Test and ASE Test Taiwan in connection with the merger of ASE Chung Li and ASE Material into our company in August 2004. Under Section 76(1)(b)(ii) of Singapore’s Companies Act, Chapter 50, ASE Test, a Singapore company, may not purport to acquire, directly or indirectly, shares or units of shares in our company, ASE Test’s parent company. Pursuant to the applicable trust agreements, the trustee under each trust is (1) the registered owner of our common shares, (2) authorized to exercise all of the rights as a shareholder of our common shares, (3) authorized to sell our common shares, subject to market conditions, when such common shares become available for resale under ROC law and in accordance with volume limitations under ROC law, at its sole discretion; provided such common shares are sold (i) in compliance with ROC laws and regulations, (ii) in an orderly manner in order to minimize the impact on the trading price of our common shares, and (iii) in a manner consistent with its fiduciary duties owed to ASE Test and (4) able to transfer and deliver to ASE Test or ASE Test Taiwan the proceeds from the sale of our common shares and any cash dividends distributed, as the case may be. In February 2010, to complete the tender offer to acquire Universal Scientific, ASE Test transferred 141,808,499 shares to the shareholders of Universal Scientific. Neither ASE Test nor ASE Test Taiwan have any rights with respect to our common shares held in trust pursuant to the applicable trust agreements other than the right to receive the proceeds from the sale of such common shares and cash dividends declared while the shares remain in trust. In December 2014, the trust established to hold the common shares issued to ASE Test Taiwan had been terminated because ASE Test Taiwan was no longer a subsidiary owned by ASE Test and therefore no longer subject to Singapore Companies Act requirements. As a result, ASE Test Taiwan directly owned 10,978,776 of our common shares as of March 31, 2016 and the trust established to hold the common shares issued to ASE Test held 88,200,472 of our common shares.

We have historically provided promissory notes as guarantees to some of our subsidiaries. As of December 31, 2015, we endorsed and guaranteed the bonds issued by our subsidiaries, Anstock Limited, in the amount of RMB521.1 million (US$80.4 million) and Anstock II Limited, in the amount of US$312.8 million, respectively. Other than such guarantee, we have no other contingent obligations.

In December 2013, we acquired the K21 factory-administration building in Nantze Export Processing Zone, Taiwan, from Hung Ching for a consideration of NT$1,473.9 million.

In July 2014, we acquired factory-administration building in Chung Li, Taiwan, from Hung Ching for a consideration of NT$4,540.1 million.

In 2014, a series of construction projects for which we contracted with Fu Hwa Construction Co., Ltd. for the construction of buildings with green design concept and other projects in Nantze Export Processing Zone, Taiwan, have been completed with a total consideration of NT$350.0 million.

In August 2014, we made the donation of NT$15.0 million to Social Affairs Bureau of Kaohsiung City Government through ASE Cultural and Educational Foundation. In addition, in order to demonstrate our commitment to environmental protection, in December 2013, our board of directors approved contributions to environmental protection efforts in Taiwan in a total amount of not less than NT$3,000.0 million, to be made in the next 30 years. For the years ended December 31, 2014 and 2015, we have made contributions in the amount of NT$100.0 million (US$3.0 million) each, respectively, through ASE Cultural and Educational Foundation to fund various environmental projects and our board of directors have resolved in a resolution in January 2016 to contribute NT$100.0 million (US$3.0 million) through ASE Cultural and Educational Foundation in environmental projects in 2016.

In June 2015, we acquired the K22 and K23 factory-administration building in Nantze Export Processing Zone, Taiwan, from Hung Ching for a consideration of NT$2,466.0 million (US$75.2 million).

In 2015, we have capitalized NT$504.6 million (US$15.4 million) for the construction of foreign worker dormitory for which we contracted with Fu Hwa Construction Co., Ltd. in Kaohsiung, Taiwan.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

Item 8. Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated financial statements are set forth under “Item 18. Financial Statements.”

Export Sales

We categorize our revenues geographically based on the country in which the customer is headquartered. Revenues from our export sales were NT$188,585.3 million, NT$219,843.7 and NT$250,671.4 million (US$7,644.8 million) in 2013, 2014 and 2015, respectively, which contributed 85.8%, 85.7% and 88.5% of our total sales volume for those periods, respectively. See “Item 4. Information on the Company—Business Overview—Sales and Marketing” for information on our export sales.

Legal Proceedings

K7 Plant Wastewater Discharge

In December 2013, the Kaohsiung City Environmental Protection Bureau ordered us to suspend the operations at our K7 Plant’s wafer-level process where nickel was used for alleged wastewater discharge violations and imposed a NT$110.1 million fine against us. The NT$110.1 million fine was later reduced to NT$109.4 million as ordered by the Kaohsiung City Environmental Protection Bureau. In December 2014, the Kaohsiung City Environmental Protection Bureau lifted the suspension order and approved the full resumption of operations of our K7 Plant after ordering a series of examinations, hearings and trial runs. In September 2015, the fine was reduced to NT$102.0 million (US$3.1 million) by the Kaohsiung City Environmental Protection Bureau and we received a refund of NT$7.3 million (US$0.2 million) in October 2015.

With respect to the NT$102.0 million (US$3.1 million) administrative penalty imposed on us by the Kaohsiung City Environmental Protection Bureau, we appealed to the Kaohsiung High Administrative Court in August 2014 seeking to (i) revoke Kaohsiung City Government’s decision, (ii) lift the administrative penalty imposed on us and (iii) demand a refund of the administrative penalty. On March 22, 2016, the Kaohsiung High Administrative Court revoked Kaohsiung City Government’s decision and lifted the administrative penalty. Our demand for a refund of the fine was dismissed. We appealed to the Supreme Administrative Court on April 14, 2016 against the Kaohsiung High Administrative Court’s unfavorable ruling in dismissing a refund. The outcome of the proceeding cannot be predicted with certainty.

In connection with the same alleged violations at our K7 plant, in October 2014, the Kaohsiung District Court ruled that we were in violation of the ROC Waste Disposal Act and imposed on us a criminal penalty of NT$3.0 million. We appealed the case to the Taiwan High Court Kaohsiung District Branch in November 2014. In September 2015, the Taiwan High Court Kaohsiung District Branch overturned the decision made by Kaohsiung District Court and found the Company not guilty and repealed the criminal penalty imposed on the Company. The verdict was final and not appealable.

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

SPIL Litigation Against ASE

On October 15, 2015, in connection with the Initial SPIL Tender Offer, SPIL filed a lawsuit in the Kaohsiung District Court against ASE requesting that the court invalidate the Initial SPIL Tender Offer and confirm that ASE does not have the right to be registered as a shareholder of SPIL. The lawsuit alleged that the Initial SPIL Tender Offer violate certain provisions of the ROC Securities and Exchange Act and certain provisions of the ROC Fair Trade Act and because of these violations the Initial SPIL Tender Offer should be voided. Following a series of pleadings and arguments on the amount of verdict fee that SPIL has to post before the case could be heard, the Kaohsiung District Court ordered SPIL to post a verdict fee in the amount of NT$219.2 million (US$6.7 million) and scheduled a hearing on April 29, 2016. SPIL appealed the Kaohsiung District Court’s decision on the verdict fee to the Kaohsiung High Court, and, following the Kaohsiung High Court’s decision to sustain the Kaohsiung District Court’s decision on the amount of the verdict fee, SPIL appealed to the Supreme Court of Taiwan on January 18, 2016. As of the date of this annual report, the Supreme Court has not ruled on whether to uphold or dismiss the Kaohsiung High Court’s decision on the verdict fee.

The outcome of these proceedings is uncertain. If a dismissal is not granted or a settlement is not reached, such a lawsuit could result in substantial costs to ASE and divert management’s attention and resources which may cause a material adverse effect on our results of operations, financial condition and business. We are also unable to quantify the harm to our reputation should any adverse findings be made against us. If our interest in SPIL from the Initial Tender Offer is voided by ROC courts, we may not realize the anticipated synergies, cost savings and growth opportunities and the anticipated synergies and cost-saving benefits that would otherwise have resulted from our acquisition of 779,000,000 common shares of SPIL.

Dividends and Dividend Policy

We have historically paid dividends on our common shares with respect to the results of the preceding year following approval by our shareholders at the annual general meeting of shareholders. We have paid annual dividends on our common shares since 1989, except in 2002 and 2006 when we did not pay any dividend due to the losses we incurred in the 2001 and 2005 fiscal years, respectively. On April 1, 2016, our board of directors adopted resolutions to pay cash dividends of NT$1.6 per share based on 7,797,986,896 shares, which equal to the number of issued shares shown in the shareholders’ roster as of March 23, 2016 minus the number of shares repurchased by us as treasury stocks. This proposal is subject to shareholders’ approval at the annual general shareholders meeting in June 2016 and the actual cash dividends per share will be adjusted by any fluctuations in the number of our shares due to, for example, the exercise of share options.

The following table sets forth the stock dividends paid during each of the years indicated and related information.

	Cash Dividends Per Common Share	Stock Dividends Per Common Share(1)	Total Common Shares Issued as Stock Dividends	Outstanding Common Shares on Record Date(2)	Percentage of Outstanding Common Shares Represented by Stock Dividends
	NT$	NT$

2008	1.71	0.29	158,766,146	5,484,848,118	2.9%
2009	0.50	–	–	5,474,320,814	–
2010	0.36	1.00	549,497,078	5,500,216,994	10.0%
2011	0.65	1.15	695,735,660	6,055,261,112	11.5%
2012	0.65	1.40	931,599,554	6,659,893,672	14.0%
2013	1.05	–	–	7,611,579,786	–
2014	1.29 (3)	–	–	7,847,817,646	–
2015	2.00	–	–	7,900,130,996	–

_____________________

(1)	Stock dividends were paid out from retained earnings and capital surplus. Holders of common shares receive as a stock dividend the number of common shares equal to the NT dollar value per common share of the dividend declared multiplied by the number of common shares owned and divided by the par value of NT$10 per share. Fractional shares are not issued but are paid in cash.

(2)	Aggregate number of common shares outstanding on the record date applicable to the dividend payment. Includes common shares issued in the previous year under our employee bonus plan.

(3)	On June 26, 2014, our shareholders approved a cash dividend of NT$1.30 per share for 2013 earnings. On July 29, 2014, our board of directors resolved to adjust the cash dividend ratio to NT$1.29411842 because the number of outstanding common shares had changed as a result of the exercise of share options.

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

In general, we are not permitted to distribute dividends or make other distributions to shareholders for any year where we did not record net income or retained earnings (excluding reserves). The ROC Company Law also requires that 10% of annual net income (less outstanding taxes and prior years’ losses, if any) be set aside as a legal reserve until the accumulated legal reserve equals our paid-in capital. In addition, our Articles of Incorporation require that before a dividend is paid pro rata out of our annual net income:

•	up to 1% of our annual net income (less prior years’ losses and legal and special reserves and the additions or deductions of the portion of retained earnings that belong to equity investment gains or losses that have been realized through other comprehensive income or losses measured at fair value, if any) should be paid to our directors as compensation; and

•	between 7% and 11% of the annual net income (less prior years’ losses and legal and special reserves and the additions or deductions of the portion of retained earnings that belong to equity investment gains or losses that have been realized through other comprehensive income or losses measured at fair value, if any) should be paid to our employees as bonuses; the 7% portion is to be distributed to all employees in accordance with our employee bonus distribution rules, while any portion exceeding 7% is to be distributed in accordance with rules established by our board of directors to individual employees who have been recognized as having made special contributions to our company. Such employees include those of our subsidiaries.

In January 2016, our board of directors proposed to amend our Articles of Incorporation to distribute employees’ compensation and remuneration to directors at the rates in 5.25%-8.25% and no higher than 0.75%, respectively, of net profit before income tax, employees’ compensation, and remuneration to directors. The 5.25% portion is to be distributed to all employees in accordance with our employee compensation distribution rules, while any portion exceeding 5.25% is to be distributed in accordance with rules established by our board of directors to individual employees who have been recognized as having made special contributions to our company. Such employees include those of our subsidiaries. This proposal is awaiting shareholders’ approval in their annual general meeting in June 2016.

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

Item 9. The Offer and Listing

OFFER AND LISTING DETAILS

Our common shares were first issued in March 1984 and have been listed on the Taiwan Stock Exchange since July 1989. The Taiwan Stock Exchange is an auction market where the securities traded are priced according to supply and demand through announced bid and ask prices. As of March 31, 2016, there were an aggregate of 7,918,272,896 of our common shares outstanding. The following table sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Taiwan Stock Exchange for our common shares and the high and low of the daily closing values of the Taiwan Stock Exchange Index. The closing price for our common shares on the Taiwan Stock Exchange on April 28, 2016 was NT$32.20 per share.

	Closing Price per Share		Adjusted Closing Price per Share(1)		Average Daily Trading Volume	Taiwan Stock Exchange Index
	High	Low	High	Low	(in thousands of shares)	High	Low
	NT$	NT$	NT$	NT$
2011	37.60	24.00	24.16	16.14	32,247	9,145.4	6,633.3
2012	31.10	20.15	22.37	14.39	24,667	8,144.0	6,894.7
2013	30.65	23.60	27.36	19.26	24,598	8,623.4	7,616.6
2014	41.00	26.80	37.71	23.51	25,609	9,569.2	8,264.5
First Quarter	33.80	26.80	30.51	23.51	28,492	8,849.3	8,264.5
Second Quarter	39.00	32.90	35.71	29.61	22,238	9,393.1	8,774.1
Third Quarter	41.00	35.40	37.71	32.16	25,959	9,569.2	8,960.8
Fourth Quarter	39.10	34.40	37.10	32.40	25,991	9,307.3	8,512.9
2015	47.75	30.00	45.75	30.00	28,467	9,973.1	7,410.3
First Quarter	47.75	36.65	45.75	34.65	31,837	9,758.1	9,048.3
Second Quarter	46.65	39.70	44.65	37.70	29,672	9,973.1	9,189.8
Third Quarter	42.10	30.00	40.10	30.00	33,371	9,379.2	7,410.3
Fourth Quarter	39.00	33.40	39.00	33.40	19,731	8,857.0	8,040.2
October	39.00	34.50	39.00	34.50	23,239	8,745.4	8,295.9
November	38.40	34.35	38.40	34.35	16,591	8,857.0	8,295.4
December	38.50	33.40	38.50	33.40	19,394	8,463.3	8,040.2
2016
First Quarter	38.30	33.75	38.30	33.75	17,321	8,812.7	7,664.0
January	36.60	33.75	36.60	33.75	16,734	8,145.2	7,664.0
February	37.95	34.20	37.95	34.20	20,129	8,411.2	8,063.0
March	38.30	35.85	38.30	35.85	16,271	8,812.7	8,485.7
Second Quarter
April (through April 28, 2016)	36.35	32.20	36.35	32.20	21,189	8,700.4	8,473.9

___________________

(1)	As adjusted retroactively by the Taiwan Stock Exchange to give effect to stock dividends and cash dividends paid in the periods indicated. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividends and Dividend Policy.”

The performance of the Taiwan Stock Exchange has in recent years been characterized by extreme price volatility. There are currently limits on the range of daily price movements on the Taiwan Stock Exchange. In the case of equity securities traded on the Taiwan Stock Exchange, such as our common shares, fluctuations in the price of a particular security may not exceed a 10.0% change either above or below the previous day’s closing price of such security.

Our ADSs have been listed on the New York Stock Exchange under the symbol “ASX” since September 26, 2000. The outstanding ADSs are identified by the CUSIP number 00756M404. As of March 31, 2016, a total of 125,667,296 ADSs were outstanding. The following table sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our ADSs and the highest and lowest of the daily closing values of the New York Stock Exchange Index. The closing price for our ADSs on the New York Stock Exchange on April 28, 2016 was US$4.96 per ADS.

	Closing Price per ADS			Adjusted Closing Price per ADS(1)	Average Daily Trading Volume	New York Stock Exchange Index
	High	Low	High	Low	(in thousands of ADSs)	High	Low
	US$	US$	US$	US$
2011	6.55	4.04	5.21	3.28	1,346	8,671.4	6,571.5
2012	5.27	3.54	4.27	2.94	1,065	8,516.4	7,285.5
2013	5.35	3.91	4.85	3.24	746	10,400.3	8,604.4
2014	6.87	4.45	6.22	4.03	752	11,104.7	9,741.6
First Quarter	5.55	4.45	5.03	4.03	731	10,527.8	9,741.6
Second Quarter	6.65	5.43	6.02	4.92	709	11,018.1	10,280.9
Third Quarter	6.87	5.87	6.22	5.43	728	11,104.7	10,583.8
Fourth Quarter	6.39	5.80	6.00	5.45	839	11,047.9	10,109.7
2015	7.89	4.69	7.41	4.69	1,405	11,239.7	9,601.4
First Quarter	7.89	5.96	7.41	5.60	1,485	11,122.1	10,514.6
Second Quarter	7.51	6.39	7.05	6.00	1,412	11,239.7	10,790.3
Third Quarter	6.67	4.69	6.27	4.69	1,700	11,024.9	9,601.4
Fourth Quarter	6.12	5.18	6.12	5.18	1,028	10,609.9	9,821.0
October	6.12	5.24	6.12	5.24	1,378	10,538.2	9,821.0
November	5.90	5.39	5.90	5.39	724	10,609.9	10,155.1
December	5.83	5.18	5.83	5.18	953	10,519.6	9,967.6
2016
First Quarter	5.87	4.95	5.87	4.95	1,015	10,237.0	9,029.9
January	5.53	5.02	5.53	5.02	902	10,028.1	9,156.8
February	5.64	4.95	5.64	4.95	915	9,625.3	9,029.9
March	5.87	5.60	5.87	5.60	1,204	10,237.0	9,771.0
Second Quarter
April (through April 28, 2016)	5.74	4.96	5.74	4.96	1,456	10,571.8	10,045.2

____________________

(1)	As adjusted retroactively to give effect to stock dividends and cash dividends paid in the periods indicated.

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

We were incorporated on March 23, 1984 as a company limited by shares under the ROC Company Law. Our authorized share capital registered with the Kaohsiung Export Processing Zones Administration was NT$95 billion, divided into 9,500 million common shares, 7,918,272,896 of which were outstanding as of March 31, 2016. Our authorized share capital under our Articles of Incorporation is NT$100 billion, divided into 10 billion common shares. We do not have any equity in the form of preference shares or otherwise outstanding as of the date of this annual report.

Subject to limited exceptions, with the approval of our board of directors and the FSC, we may grant stock options to our employees, provided that NT$8,000 million of our authorized capital (800 million common shares) is reserved for employee stock options. The total number of shares to be issued under all option plans, together with all restricted shares issued to employees, shall not exceed 15% of our outstanding common shares. Unless otherwise approved by the shareholders’ meeting, the exercise price of an option shall not be less than the closing price of our common shares on the Taiwan Stock Exchange on the grant date of the option. As of March 31, 2016, we had granted 480,075,500 options pursuant to employee stock option plans established on November 22, 2007, April 20, 2010 and April 17, 2015 to our full-time employees, including our domestic and foreign subsidiaries. See “Item 6. Directors, Senior Management and Employees—Compensation—ASE Inc. Employee Bonus and Stock Option Plans.”

Directors

Our Articles of Incorporation provide that, we are to have 11 to 15 directors with tenures of three years who are elected at a shareholders’ meeting. In addition, three of our directors will be required to be independent directors. Our audit committee replaced the function of supervisors in accordance with the ROC Securities and Exchange Act to exercise the powers and duties of supervisors starting from June 2015.

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

Dividends and Distributions

In general, we are not permitted to distribute dividends or make other distributions to shareholders in any given year in which we did not record net income or retained earnings (excluding reserves). The ROC Company Law also requires that 10% of annual net income (less prior years’ losses, if any, and applicable income taxes) be set aside as a legal reserve until the accumulated legal reserve equals our paid-in capital. In addition, our Articles of Incorporation require that before a dividend is paid out of our annual net income:

•	up to 1% of our annual net income (less prior years’ losses and legal and special reserves and the additions or deductions of the portion of retained earnings that belong to equity investment gains or losses that have been realized through other comprehensive income or losses measured at fair value, if any) should be paid to our directors as compensation; and

•	between 7% and 11% of the annual net income (less prior years’ losses and legal and special reserves and the additions or deductions of the portion of retained earnings that belong to equity investment gains or losses that have been realized through other comprehensive income or losses measured at fair value, if any) should be paid to our employees as bonuses. The 7% portion is to be distributed to all employees in accordance with our employee bonus distribution rules, while any portion exceeding 7% is to be distributed in accordance with rules established by our board of directors to individual employees who have been recognized as having made special contributions to our company. Such employees include those of our subsidiaries.

In January 2016, our board of directors proposed to amend our Articles of Incorporation to distribute employees’ compensation and remuneration to directors at the rates in 5.25%-8.25% and no higher than 0.75%, respectively, of net profit before income tax, employees’ compensation, and remuneration to directors. The 5.25% portion is to be distributed to all employees in accordance with our employee compensation distribution rules, while any portion exceeding 5.25% is to be distributed in accordance with rules established by our board of directors to individual employees who have been recognized as having made special contributions to our company. Such employees include those of our subsidiaries. This proposal is subject to the shareholders’ approval at the annual general meeting in June 2016.

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

Changes in Share Capital

Under ROC Company Law, any change in the authorized share capital of a company limited by shares requires an amendment to its Articles of Incorporation, which in turn requires approval at the shareholders’ meeting. In the case of a public company such as ourselves, we must also obtain the approval of, or submit a report to, the FSC and the Kaohsiung Export Processing Zone Administration. Authorized but unissued common shares may be issued, subject to applicable ROC law, upon terms as our board of directors may determine. Our authorized share capital registered with the Kaohsiung Export Processing Zones Administration was NT$95 billion, divided into 9,500 million common shares with a face value of NT$10.0 per share as of March 31, 2016. Our authorized share capital under our Articles of Incorporation is NT$100 billion, divided into 10 billion common shares. There were 500 million common shares included in our authorized shares that are currently not registered with the Kaohsiung Export Processing Zones Administration. We will complete the registration with the Kaohsiung Export Processing Zones Administration if and when our total issued share capital equals or exceeds NT$95 billion.

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

In addition, in accordance with the ROC Securities and Exchange Act, a public company that intends to offer new shares for cash must offer to the public at least 10% of the shares to be sold, except under certain circumstances or when exempted by the FSC. This percentage can be increased by a resolution passed at a shareholders’ meeting, which would diminish the number of new shares subject to the preemptive rights of existing shareholders.

These preemptive rights provisions do not apply to offerings of new shares through a private placement approved at a shareholders’ meeting.

Meetings of Shareholders

We are required to hold an annual general meeting of our shareholders within six months following the end of each fiscal year. These meetings are generally held in Kaohsiung, Taiwan. Any shareholder who holds 1% or more of our issued and outstanding shares may submit one written proposal for discussion at our annual general meeting. Extraordinary shareholders’ meetings may be convened by resolution of the board of directors or by the board of directors upon the written request of any shareholder or shareholders who have held 3% or more of the outstanding common shares for a period of one year or longer. Shareholders’ meetings may also be convened by member(s) of the audit committee. Notice in writing of meetings of shareholders, stating the place, time and purpose, must be dispatched to each shareholder at least 30 days, in the case of annual general meetings, and 15 days, in the case of extraordinary meetings, before the date set for each meeting. A majority of the holders of all issued and outstanding common shares present at a shareholders’ meeting constitutes a quorum for meetings of shareholders.

Voting Rights

Under the ROC Company Law, except under limited circumstances, shareholders have one vote for each common share held. Under the ROC Company Law, our directors are elected at a shareholders’ meeting through cumulative voting.

In general, a resolution can be adopted by the holders of at least a majority of our common shares represented at a shareholders’ meeting at which the holders of a majority of all issued and outstanding common shares are present. Under ROC Company Law, the approval by at least a majority of our common shares represented at a shareholders’ meeting in which a quorum of at least two-thirds of all issued and outstanding common shares are represented is required for major corporate actions, including:

•	amendment to the Articles of Incorporation, including increase of authorized share capital and any changes of the rights of different classes of shares;

•	execution, amendment or termination of any contract through which the company leases its entire business to others, or the company appoints others to operate its business or the company operates its business with others on a continuous basis;

•	transfer of entire business or assets or a substantial part of its business or assets;

•	acquisition of the entire business or assets of any other company, which would have a significant impact on the company’s operations;

•	distribution of any stock dividend;

•	dissolution, merger or spin-off of the company;

•	issuance of restricted shares to employees; and

•	removal of the directors.

However, in the case of a listed company such as us, the resolution may be adopted by the holders of at least two-thirds of our issued and outstanding common shares represented at a shareholders’ meeting at which the holders of at least a majority of all issued and outstanding common shares are present.

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

Other Rights of Shareholders

Under the ROC Company Law, dissenting shareholders are entitled to appraisal rights in certain major corporate actions such as a proposed amalgamation by the company. If agreement with the company cannot be reached, dissenting shareholders may seek a court order for the company to redeem all of their shares. Shareholders may exercise their appraisal rights by serving written notice on the company prior to or at the related shareholders’ meeting and/or by raising and registering an objection at the shareholders’ meeting. In addition to appraisal rights, shareholders have the right to sue for the annulment of any resolution adopted at a shareholders’ meeting where the procedures were legally defective within 30 days after the date of the shareholders’ meeting. One or more shareholders who have held 3% or more of the issued and outstanding shares of a company for a period of one year or longer may require an independent director to bring a derivative action on behalf of the company against a director as a result of the director’s unlawful actions or failure to act.

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

If the depositary timely receives voting instructions from owners of at least 51.0% of the outstanding ADSs to vote in the same direction regarding one or more resolutions to be proposed at the meeting, including election of directors, the depositary will notify our chairman or his designee to attend the meeting and vote all the securities represented by the holders’ ADSs in accordance with the direction received from owners of at least 51.0% of the outstanding ADSs.

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

Register of Shareholders and Record Dates

Our share registrar, President Securities Corp., maintains our register of shareholders at its offices in Taipei, Taiwan. Under the ROC Company Law and our Articles of Incorporation, we may, by giving advance public notice, set a record date and close the register of shareholders for a specified period in order for us to determine the shareholders or pledgees that are entitled to rights pertaining to our common share. The specified period required is as follows:

•	annual general meeting—60 days;

•	extraordinary shareholders’ meeting—30 days; and

•	relevant record date for distribution of dividends, bonuses or other interests—5 days.

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

Acquisition of Common Shares by ASE Inc.

Under the ROC Securities and Exchange Act, we may purchase our own common shares for treasury stock under limited circumstances, including:

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

We may not pledge or hypothecate any of our shares purchased by us. In addition, we may not exercise any shareholders’ right attaching to such shares. In the event that we purchase our shares on the Taiwan Stock Exchange, our affiliates, directors, managers, and their respective spouses and minor children and/or nominees are prohibited from selling any of our shares during the period in which we are purchasing our shares.

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

Liquidation Rights

In the event of our liquidation, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed pro rata to the shareholders in accordance with the relevant provisions of the ROC Company Law.

Transfer Restrictions

Substantial Shareholders

The ROC Securities and Exchange Act currently requires:

•	each director, manager, or substantial shareholder (that is, a shareholder who holds more than 10.0% shares of a company), and their respective spouses, minor children or nominees, to report any change in that person’s shareholding to the issuer of the shares and the FSC; and

•	each director, manager, or substantial shareholder, and their respective spouses, minor children or nominees, after acquiring the status of director, manager, or substantial shareholder for a period of six months, to report his or her intent to transfer any shares on the Taiwan Stock Exchange to the FSC at least three days before the intended transfer, unless the number of shares to be transferred does not exceed 10,000 shares.

In addition, the number of shares that can be sold or transferred on the Taiwan Stock Exchange by any person subject to the restrictions described above on any given day may not exceed:

•	0.2% of the outstanding shares of the company in the case of a company with no more than 30 million outstanding shares; or

•	0.2% of 30 million shares plus 0.1% of the outstanding shares exceeding 30 million shares in the case of a company with more than 30 million outstanding shares; or

•	in any case, 5.0% of the average trading volume (number of shares) on the Taiwan Stock Exchange for the ten consecutive trading days preceding the reporting day on which the director, manager or substantial shareholder reports the intended share transfer to the FSC.

These restrictions do not apply to sales or transfers of our ADSs.

MATERIAL CONTRACT

Joint Venture Agreement between ASE and TDK Corporation

On May 8, 2015, we entered into a joint venture agreement with TDK Corporation, under which both parties would invest in ASEEE, a company limited by shares incorporated under ROC law. ASEEE will engage in the business of manufacture, marketing, distribution and sale of embedded substrates, and it plans to leverage TDK Corporation’s expertise, patents and knowledge in the field of SESUB technology. Pursuant to the joint venture agreement, TDK Corporation would provide ASEEE with certain materials required in the manufacturing of embedded substrates based on SESUB technology as well as necessary equipment. In August 2015, we invested NT$618.1 million (US$18.9 million) to subscribe for 651,809,660 shares of ASEEE, representing 51% shareholding in ASEEE. The investment in ASEEE is accounted for using the equity method.

Under the terms of the joint venture agreement, we are entitled to designate the chairman of the board of directors of ASEEE, as well as three out of the five directors who constitute the board of directors. However, according to the joint venture arrangement, certain corporate actions require the affirmative vote of at least two-thirds of directors.  As a result, we and TDK jointly direct the operating activities of ASEEE.

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

Distributions of common shares or cash out of capital reserves will not be subject to withholding tax, except under limited circumstances.

Capital Gains

Starting from January 1, 2016, capital gains realized upon the sale or other disposition of common shares are exempt from ROC income tax.

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

Subscription Rights

Distributions of statutory subscription rights for our common shares in compliance with the ROC Company Law are currently not subject to ROC tax. Sales of statutory subscription rights evidenced by securities are subject to securities transaction tax, currently at the rate of 0.3% of the gross amount received. Proceeds derived from sales of statutory subscription rights which are not evidenced by securities are not subject to securities transaction tax but are subject to income tax at a fixed rate of 20% of the income if the seller is a non-ROC holder. Subject to compliance with ROC law, we, in our sole discretion, may determine whether statutory subscription rights are evidenced by securities.

Estate and Gift Tax

ROC estate tax is payable on any property within the ROC left by a deceased non-resident individual, and ROC gift tax is payable on any property within the ROC donated by a non-resident individual. Estate tax and gift tax are currently imposed at the rate of 10%. Under the ROC Estate and Gift Tax Act, common shares issued by ROC companies are deemed located in the ROC without regard to the location of the owner. It is unclear whether a holder of ADSs will be considered to own common shares for this purpose.

Tax Treaty

At present, the ROC has income tax treaties with Indonesia, Singapore, New Zealand, Australia, the United Kingdom, South Africa, Gambia, Swaziland, Malaysia, Macedonia, the Netherlands, Senegal, Sweden, Belgium, Denmark, Israel, Vietnam, Paraguay, Hungary, France, India, Slovakia, Switzerland, Germany, Thailand, Kiribati, Luxembourg, Austria and Italy. These tax treaties may limit the rate of ROC withholding tax on dividends paid with respect to common shares issued by ROC companies. A non-ROC holder of ADSs may or may not be considered as the beneficial owner of common shares for the purposes of such treaties. Accordingly, holders of ADSs who wish to apply a reduced withholding tax rate that is provided under a tax treaty should consult their own tax advisers concerning such application. The United States does not have an income tax treaty with the ROC.

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

Passive Foreign Investment Company Rules

We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our 2015 taxable year. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year.

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

Interest Rate Risk. Our exposure to interest rate risks relates primarily to our long-term floating rate loans, which is normally incurred to support our corporate activities and capital expenditures. See note 31 to our consolidated financial statements included in this annual report for details on interest rate sensitivity analysis.

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

In October 2015, we entered into an interest rate swap contract in the amount of NT$1,000.0 million (US$30.5 million), which will mature in October 2016, with interest receipt based on a floating rate of 0.00% to 5.00% and payment based on a fixed rate of 4.60%. See note 7 to our consolidated financial statements included in this annual report for details of the contract. The fair value of the contract as of December 31, 2015 was negative NT$0.1 million (US$0.003 million) and we recognized it as financial liabilities held for trading with an adjustment to profit or loss.

The tables below set forth information relating to our significant obligations, including short-term borrowings and long-term borrowings, including bank loans, bills payable, capital lease obligations and bonds payable, that are sensitive to interest rate fluctuations as of December 31, 2015.

	Expected Maturity Date
	2016	2017	2018	2019	2020	Thereafter	Total	Fair Value
	(in millions, except percentages)
Short-term borrowings:
Variable rate (NT$)	100.0	–	–	–	–	–	100.0	100.0
Average interest rate	0.99%	–	–	–	–	–	0.99%
Fixed rate (NT$)	11,780.0	–	–	–	–	–	11,780.0	11,780.0
Average interest rate	0.79%	–	–	–	–	–	0.79%
Variable rate (US$)	125.1	–	–	–	–	–	125.1	125.1
Average interest rate	1.25%	–	–	–	–	–	1.25%
Fixed rate (US$)	163.4	–	–	–	–	–	163.4	163.4
Average interest rate	1.10%	–	–	–	–	–	1.10%
Variable rate (RMB)	2,688.3	–	–	–	–	–	2,688.3	2,688.3
Average interest rate	3.79%	–	–	–	–	–	3.79%
Fixed rate (RMB)	5.0	–	–	–	–	–	5.0	5.0
Average interest rate	5.08%	–	–	–	–	–	5.08%
Fixed rate (EUR)	56.3	–	–	–	–	–	56.3	56.3
Average interest rate	0.71%	–	–	–	–	–	0.71%

Long-term borrowings:
Variable rate (NT$)	683.3	11,642.2	4,211.1	833.4	–	–	17,370.0	17,370.0
Average interest rate	1.13%	0.89%	1.08%	1.16%	–	–	0.96%
Fixed rate (NT$)	8,000.0	–	1,500.0	–	–	–	9,500.0	9,500.0
Average interest rate	1.45%	–	1.17%	–	–	–	1.41%
Variable rate (US$)	104.3	369.6	210.0	–	–	–	683.9	683.9
Average interest rate	1.96%	1.91%	2.07%	–	–	–	1.96%
Fixed rate (US$)	0.0	300.1	0.1	–	–	–	300.2	300.2
Average interest rate	5.72%	2.13%	5.71%	–	–	–	2.13%
Variable rate (RMB)	11.3	23.7	88.0	187.0	198.0	135.2	643.2	643.2
Average interest rate	4.64%	6.34%	9.20%	6.52%	7.63%	7.46%	7.39%
Fixed rate (RMB)	500.5	0.0	–	–	–	–	500.5	500.5
Average interest rate	4.25%	2.29%	–	–	–	–	4.25%

Foreign Currency Exchange Rate Risk. Our foreign currency exposure gives rise to market risk associated with exchange rate movements against the NT dollar, our functional currency. Currently, the majority of our revenues are denominated in U.S. dollars, with a portion denominated in NT dollars and Japanese yen. Our costs of revenues and operating expenses are incurred in several currencies, primarily in NT dollars, U.S. dollars, RMB, Japanese yen, Korean won, as well as, to a lesser extent, Singapore dollars and Malaysian ringgit. In addition, a substantial portion of our capital expenditures, primarily for the purchase of packaging and testing equipment, has been, and is expected to continue to be, denominated primarily in U.S. dollars with the remainder in Japanese yen. The majority of our borrowings are denominated in NT dollars, U.S. dollars and RMB. Fluctuations in exchange rates, primarily among the U.S. dollar against the NT dollar, RMB and the Japanese yen, will affect our costs and operating margins and could result in exchange losses and increased costs in NT dollar and other local currency terms. See note 31 to our consolidated financial statements included in this annual report for details on foreign currency exchange rate sensitivity analysis.

Despite hedging and mitigating techniques implemented by us, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations. We recorded net foreign exchange losses of NT$276.2 million, NT$1,222.0 million and NT$713.2 million (US$21.8 million) in 2013, 2014 and 2015, respectively. In 2013, 2014 and 2015, the average exchange rate of the NT dollar to the U.S. dollar was 29.73, 30.38 and 31.80, respectively, calculated based on the statistical release by the Federal Reserve Board. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign currency exchange rates, we utilize currency forward contracts and swap contracts from time to time to reduce the impact of foreign currency fluctuations on our results of operations. Our policy is to account for these contracts on a mark-to-market rate basis.

The table below sets forth our outstanding forward exchange contracts and swap contracts, for which the expected maturity dates are in 2016, in aggregate terms by type of contract as of December 31, 2015.

Forward Exchange Contracts and Swap Contracts

	Forward Exchange Contracts	Swap Contracts

Buy US$ against NT$
Notional Amount	US$10.0 million	US$1,802.8 million
Weighted Average Strike Price	US$/NT$ 32.540	US$/NT$ 31.924
Fair Value	US$0.150 million	US$42.626 million

Sell US$ against NT$
Notional Amount	US$155.0 million	US$91.8 million
Weighted Average Strike Price	US$/NT$ 32.827	US$/NT$ 32.757
Fair Value	Negative US$0.673 million	Negative US$0.176 million

Sell US$ against RMB
Notional Amount	US$121.0 million	US$353.9 million
Weighted Average Strike Price	US$/RMB 6.448	US$/RMB 6.375
Fair Value	Negative US$1.179 million	Negative US$8.456 million

Sell US$ against JP¥
Notional Amount	US$14.0 million	US$67.1 million
Weighted Average Strike Price	US$/JP¥ 122.385	US$/JP¥ 122.756
Fair Value	US$0.236 million	US$1.458 million

Sell US$ against MYR
Notional Amount	US$6.0 million	–
Weighted Average Strike Price	US$/MYR 4.254	–
Fair Value	Negative US$0.066 million	–

Sell US$ against SGD
Notional Amount	US$11.4 million	–
Weighted Average Strike Price	US$/SGD 1.410	–
Fair Value	Negative US$0.035 million	–

Sell US$ against KRW		–
Notional Amount	US$8.0 million	–
Weighted Average Strike Price	US$/KRW 1,177.544	–
Fair Value	US$0.033 million	–

Other Market Risk. Our exposure to other market risk relates primarily to our investments in publicly-traded stock, private-placement bonds, open-end mutual funds and limited partnership interests. The value of these investments may fluctuate based on various factors including prevailing market conditions. Moreover, the fair value of investments in unlisted securities may be significantly different from their carrying value. As of December 31, 2015, our investments in publicly traded stock, open-end mutual funds and private-placement bonds classified as financial assets at fair value through profit or loss were NT$710.8 million (US$21.7 million). As of December 31, 2015, our investments classified as available-for-sale financial assets were NT$954.7 million (US$29.1 million), primarily consisting of publicly-traded stock, open-end mutual funds and limited partnership interests. If the fair values of these investments fluctuate by 1.0%, our profit before income tax will increase or decrease by approximately NT$7.1 million (US$0.2 million) for the same period, and our other comprehensive before income tax will increase or decrease by approximately NT$10.0 million (US$0.3 million) for the same period. In addition, we are also exposed to our share price risk through conversion option, redemption option and put option of convertible bonds recognized as financial liabilities held for trading. If our share price increases or decreases by 7.0%, our profit before income tax for the year ended December 31, 2015 will decrease by NT$605.0 million (US$18.5 million) or increase by NT$638.0 million (US19.5 million), respectively. Furthermore, fluctuations in gold prices may also affect the price at which we have been able to purchase gold wire. How this will impact the results of our operations depends on whether such costs can be transferred onto our customers.

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

In the event of refusal to pay depositary fees, the depositary bank may, under the terms of the Deposit Agreement, refuse the requested service until payment is received or may set-off the amount of the depositary fees from any distribution to be made to the ADS holder. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes.

Depositary Payments

In 2015, we received US$103,528.8 from Citibank, N.A., the depositary bank for our ADR programs. The table below sets forth details of the amount we received from Citibank, N.A.

Depositary Payments
Reimbursement of proxy process expenses	US$	43,199.1
Reimbursement of ADR holders identification expenses	US$	745.8
Reimbursement of legal fees	US$	59,583.9
Direct reimbursement	US$	0.0
Net payment received by us(1)	US$	103,528.8

__________________

(1)	Net of U.S. withholding tax.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

As of December 31, 2015, we, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15(d)-15(e) under the Exchange Act. Our management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective for recording, processing, summarizing and reporting, within the time periods specified in the SEC’s rules and forms, information required to be disclosed in the reports we file or submit under the Exchange Act, and for accumulating and communicating such information to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013).

Based on this assessment, management concluded that, as of December 31, 2015, our internal control over financial reporting is effective based on those criteria.

Our independent registered public accounting firm, Deloitte & Touche, independently assessed the effectiveness of our internal control over financial reporting. Deloitte & Touche has issued an attestation report, which is included below.

Report of the Independent Registered Public Accounting Firm

To: the Board of Directors and Shareholders of Advanced Semiconductor Engineering, Inc.

We have audited the internal control over financial reporting of Advanced Semiconductor Engineering, Inc. and its subsidiaries (the “Company”) as of December 31, 2015, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended December 31, 2015 and our report dated April 28, 2016 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the convenience translation of New Taiwan dollar amounts into U.S. dollar amounts.

/s/ Deloitte & Touche

Taipei, Taiwan

The Republic of China

April 28, 2016

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our board of directors determined that Shen-Fu Yu, Ta-Lin Hsu and Mei-Yueh Ho are audit committee financial experts as defined under the applicable rules of the SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002 and are independent for the purposes of Rule 10A-3 of the Exchange Act.

Item 16B. Code of Ethics

We have adopted a code of ethics that satisfies the requirements of Item 16B of Form 20-F and applies to all employees, officers, supervisors and directors of our Company and subsidiaries, including our Chief Executive Officer, Chief Financial Officer and principal accounting officer. Our board of directors has approved and adopted the amended Code of Business Conduct and Ethics (“the Amended Code”) which came into force with effect from April 28, 2016. The amendments aim to build more robust and effective policies and procedures to enable high ethical standards of business conduct that can be persistently maintained, and mainly addressed revised policies with respect to anti-corruption, fair competition, avoidance of conflict of interest, prohibition against insider trading, anti-money laundering, protection to labor as well as whistleblowing policy and regulatory compliance. The Amended Code continues to apply to all employees, officers, supervisors and directors of our Company and subsidiaries, including our Chief Executive Officer, Chief Financial Officer and principal accounting officer. We have posted our code of ethics on our website at http://www.aseglobal.com.

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

	For the Year Ended December 31,
	2013	2014	2015
	NT$	NT$	NT$	US$

Audit fees(1)	140,876.7	158,962.4	161,476.9	4,924.6
Audit-related fees(2)	8,049.4	5,000.0	4,000.0	122.0
Tax fees(3)	13,409.8	20,160.6	13,020.0	397.0
All other fees(4)	5,077.0	5,592.2	10,541.6	321.5
Total	167,412.9	189,715.2	189,038.5	5,765.1

________________

(1)	Audit fees are defined as the standard audit and review work that needs to be performed each year in order to issue an opinion on our consolidated financial statements and to issue reports on the local statutory financial statements. It also includes services that can only be provided by our auditor such as statutory audits required by the Tax Bureau of the ROC and the Customs Bureau of the ROC, consents and comfort letters and any other audit services required for SEC or other regulatory filings.

(2)	Audit-related fees consist of assurance and related services by Deloitte & Touche that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under Audit Fees. The service for the fees disclosed under this category relate to cash capital increase and bonds offering.

(3)	Tax fees consist of professional services rendered by Deloitte & Touche for tax compliance and tax advice. The services for the fees disclosed under this category include tax return preparation and technical tax advice.

(4)	Other fees primarily consist of risk management advisory fee and business operation and process advisory fee, among others.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Share Repurchase

On November 29, 2010, we announced a share repurchase program, or Third Share Repurchase, to repurchase up to 37.0 million of our common shares at prices between NT$25.0 to NT$41.0 per share during the period from November 30, 2010 to January 28, 2011. This share repurchase program concluded on December 6, 2010, when a total of 37.0 million of our common shares had been repurchased pursuant to this program. As of January 19, 2011, all of these common shares we repurchased had been cancelled. On August 15, 2011, we announced a share repurchase program, or Fourth Share Repurchase, to repurchase up to 34.0 million of our common shares at prices between NT$20.0 to NT$45.0 per share during the period from August 16, 2011 to October 15, 2011. This share repurchase program concluded on August 29, 2011, when a total of 34.0 million of our common shares had been repurchased pursuant to this program. On September 1, 2011, we announced a share repurchase program, or Fifth Share Repurchase, to repurchase up to 50.0 million of our common shares at prices between NT$20.0 to NT$42.0 per share during the period from September 2, 2011 to November 1, 2011. This share repurchase program concluded on September 16, 2011, when a total of 50.0 million of our common shares had been repurchased pursuant to this program. On September 20, 2011, we announced a share repurchase program, or Sixth Share Repurchase, to repurchase up to 30.0 million of our common shares at prices between NT$22.0 to NT$40.0 per share during the period from September 21, 2011 to November 20, 2011. This share repurchase program concluded on November 20, 2011, when a total of 21.475 million of our common shares had been repurchased pursuant to this program. As of January 19, 2012, all of these common shares we repurchased had been cancelled. On February 26, 2015, we announced a share repurchase program, or Seventh Share Repurchase, approved by our board of directors, to repurchase up to 120.0 million of our common shares, which accounts for 1.53% of our total issued shares, at prices between NT$32.0 to NT$55.0 per share during the period from March 2, 2015 to April 30, 2015. The program authorized us to repurchase up to NT$6,600 million worth of our issued common shares in open market transactions. This share repurchase program concluded on March 27, 2015. A total of 120.0 million of our common shares had been repurchased pursuant to this program.

The table below sets forth certain information about the repurchase of our common shares under these share repurchase programs.

Period	Total Number of Common Shares Purchased	Average Price Paid Per Common Share	Total Number of Common Shares Purchased as Part of Publicly Announced Programs	Maximum Number (or Approximate Dollar Value) of Common Shares that May Yet Be Purchased Under the Programs
Third Share Repurchase
November 2010 (November 30, 2010)	7,300,000	31.48	7,300,000	29,700,000
December 2010 (December 1, 2010 – December 6, 2010)	29,700,000	32.17	29,700,000	–
Total	37,000,000	32.03	37,000,000	–
Fourth Share Repurchase
August 2011 (August 16, 2011 – August 29, 2011)	34,000,000	25.72	34,000,000	–
Fifth Share Repurchase
September 2011 (September 2, 2011 – September 16, 2011)	50,000,000	26.68	50,000,000	–
Sixth Share Repurchase
September 2011 (September 21, 2011 – September 30, 2011)	6,488,000	27.15	6,488,000	23,512,000
October 2011 (October 1, 2011 – October 31, 2011)	14,316,000	25.85	20,804,000	9,196,000
November 2011 (November 1, 2011 – November 20, 2011)	671,000	26.72	21,475,000	8,525,000
Total	21,475,000	26.27	21,475,000	8,525,000
Seventh Share Repurchase
March 2015 (March 2, 2015 – March 27, 2015)	120,000,000	44.45	120,000,000	–

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

Three members of our board of directors are independent as defined in Rule 10A-3 under the Exchange Act. We do not assess the independence of our directors under the independence requirements of the NYSE listing standards.

Pursuant to relevant laws and regulations of the ROC, we have three independent directors on our board of directors that were elected through the candidate nomination system at our annual general meeting on June 23, 2015.

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

The ROC Company Law requires that directors be elected by shareholders. Under ROC law and regulations, companies that have independent directors are required to adopt a candidate nomination system for the election of independent directors. Our three independent directors were elected through the candidate nomination system provided in our Articles of Incorporation. All of our non-independent directors were elected directly by our shareholders at our shareholders meetings without a nomination process.

Compensation committee
Listed companies must have a compensation committee composed entirely of independent directors and governed by a written charter that provides for certain responsibilities of the committee set out in the NYSE listing standards.	We established a compensation committee on September 29, 2011 as required by the regulations promulgated by the FSC in March 2011. The charter of such committee contains similar responsibilities as those provided under NYSE listing standards.
In addition to any requirement of Rule 10A-3(b)(1), all compensation committee members must satisfy the independence requirements for independent directors set out in the NYSE listing standards.	We do not assess the independence of our compensation committee member under the independence requirements of the NYSE listing standards but adopt the independence standard as promulgated under the ROC Regulations Governing the Appointment and Exercise of Powers by the Remuneration Committee of a Company Whose Stock is Listed on the Stock Exchange or Traded Over the Counter.
Audit committee
Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	We have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act and the requirements under ROC Securities and Exchange Act.

New York Stock Exchange Corporate Governance Rules Applicable to U.S. Companies	Description of Significant Differences between Our Governance Practices and the NYSE Corporate Governance Rules Applicable to U.S. Companies
The audit committee must have a minimum of three members. In addition to any requirement of Rule 10A-3(b)(1), all audit committee members must satisfy the independence requirements for independent directors set out in the NYSE listing standards.	We currently have three members on our audit committee. Our audit committee members satisfy the independence requirements of Rule 10A-3 under the Exchange Act. We do not assess the independence of our audit committee member under the independence requirements of the NYSE listing standards.
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

Each listed company must have an internal audit function.	We have an internal audit function. Under the ROC Regulations for the Establishment of Internal Control Systems by Public Companies, a public company is required to set out its internal control systems in writing, including internal audit implementation rules, which must be approved by the board of directors. Our entire board of directors and the Chief Executive Officer are responsible for the establishment of the internal audit functions, compliance with the internal audit implementation rules and oversight of our internal control systems, including the appointment and retention of our independent auditor.

New York Stock Exchange Corporate Governance Rules Applicable to U.S. Companies	Description of Significant Differences between Our Governance Practices and the NYSE Corporate Governance Rules Applicable to U.S. Companies
Equity compensation plans
Shareholders must be given the opportunity to vote on all equity compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans.	Shareholders’ approval is required for the distribution of employee bonuses under our Articles of Incorporation, while the board of directors has authority under ROC laws and regulations to approve employee stock option plans by a majority vote of the board of directors at a meeting where at least two-thirds of all directors are present and to grant options to employees pursuant to such plans provided that shareholders’ approval is required if the exercise price of an option would be less than the closing price of the common shares on the Taiwan Stock Exchange on the grant date of the option, subject to the approval of the Securities and Futures Bureau of the FSC, and to approve treasury stock programs and the transfer of shares to employees under such programs by a majority vote of the board of directors in a meeting where at least two-thirds of all directors are present.
Corporate governance guidelines
Listed companies must adopt and disclose corporate governance guidelines.	We currently comply with the domestic non-binding Corporate Governance Best-Practice Principles for Taiwan Stock Exchange and Taipei Exchange Listed Companies promulgated by the Taiwan Stock Exchange and the Taipei Exchange, and we provide an explanation of the differences between our practice and the principles, if any, in our ROC annual report.
Code of ethics for directors, officers and employees
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a code of ethics that satisfies the requirements of Item 16B of Form 20-F and applies to all employees, officers, supervisors and directors of our company and our subsidiaries and will disclose any waivers of the code as required by Item 16B of Form 20-F. We have posted our code of ethics on our website.
Description of significant differences
Listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listing standards.	This table contains the significant differences between our corporate governance practices and those required of U.S. companies under the NYSE listing standards.

New York Stock Exchange Corporate Governance Rules Applicable to U.S. Companies	Description of Significant Differences between Our Governance Practices and the NYSE Corporate Governance Rules Applicable to U.S. Companies
CEO certification
Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary.	As a foreign private issuer, we are not required to comply with this rule; however, our Chief Executive Officer provides certifications under Sections 302 and 906 of the Sarbanes-Oxley Act.
Each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of Section 303A.	We intend to comply with this requirement.
Each listed company must submit an executed Written Affirmation annually to the NYSE. In addition, each listed company must submit an interim Written Affirmation each time a change occurs to the board or any of the committees subject to Section 303A. The annual and interim Written Affirmations must be in the form specified by the NYSE.	We have complied with this requirement to date and intend to continue to comply going forward.
Website
Listed companies must have and maintain a publicly accessible website.	We have and maintain a publicly accessible website.

 Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

The Company has elected to provide financial statements for fiscal year 2015 and the related information pursuant to Item 18.

Item 18. Financial Statements

Reference is made to pages F-1 to F-94 of this annual report.

The consolidated financial statements of the Company and the report thereon by its independent registered public accounting firm listed below are attached hereto as follows:

(a)	Report of Independent Registered Public Accounting Firm of the Company dated April 28, 2016 (page F-1).

(b)	Consolidated Balance Sheets of the Company and subsidiaries as of December 31, 2014 and 2015 (page F-2 to F-3).

(c)	Consolidated Statements of Comprehensive Income of the Company and subsidiaries for the years ended December 31, 2013, 2014 and 2015 (page F-4 to F-5).

(d)	Consolidated Statements of Changes in Equity of the Company and subsidiaries for the years ended December 31, 2013, 2014 and 2015 (page F-6 to F-7).

(e)	Consolidated Statements of Cash Flows of the Company and subsidiaries for the years ended December 31, 2013, 2014 and 2015 (pages F-8 to F-9).

(f)	Notes to Consolidated Financial Statements of the Company and subsidiaries (pages F-10 to F-94).

Item 19. Exhibits

1.	Articles of Incorporation of the Registrant (English translation of Chinese).

2.	(a)	Amended and Restated Deposit Agreement dated as of September 29, 2000 among ASE Inc., Citibank N.A., as depositary, and Holders and Beneficial Holders of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt (incorporated by reference to Exhibit (a) to our registration statement on Form F-6 (File No. 333-108834) filed on September 16, 2003).

(b)	Letter Agreement dated as of February 1, 2001 by and between ASE Inc. and Citibank N.A., as depositary for the sole purpose of accommodating the surrender of ASE Inc.’s Rule 144A Global Depositary Shares, the issuance of American Depositary Shares and the delivery of American Depositary Receipts in the context of the termination of ASE Inc.’s Rule 144A Depositary Receipts Facility (incorporated by reference to Exhibit (b)(i) to our registration statement on Post-Effective Amendment No. 1 to Form F-6 (File No. 333-108834) filed on April 3, 2006).

(c)	Letter Agreement dated as of September 25, 2003 by and between ASE Inc. and Citibank N.A., as depositary for the sole purpose of accommodating the issuance of American Depositary Shares upon ASE Inc.’s deposit of its shares with the depositary following the conversion of certain bonds issued by ASE Inc. in accordance with, and subject to, the terms and conditions of the indenture governing such bonds (incorporated by reference to Exhibit (b)(ii) to our registration statement on Post-Effective Amendment No. 1 to Form F-6 (File No. 333-108834) filed on April 3, 2006).

(d)	Amendment No. 1 to Amended and Restated Deposit Agreement dated as of April 6, 2006 among ASE Inc., Citibank N.A., as depositary, and Holders and Beneficial Holders of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt (incorporated by reference to Exhibit (a)(ii) to our registration statement on Post-Effective Amendment No. 2 to Form F-6 (File No. 333-108834) filed on October 25, 2006).

(e)	Form of Amendment No. 2 to Amended and Restated Deposit Agreement among ASE Inc., Citibank N.A., as depositary, and Holders and Beneficial Holders of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt (incorporated by reference to Exhibit (a)(iii) to our registration statement on Post-Effective Amendment No. 2 to Form F-6 (File No. 333-108834) filed on October 25, 2006).

4.	(a)	Asset Purchase Agreement dated as of July 3, 1999 among ASE (Chung Li) Inc., ASE Inc., Motorola Electronics Taiwan, Ltd. and Motorola, Inc. (incorporated by reference to Exhibit 10.2 to ASE Test’s registration statement on Form F-3 (File No. 333-10892) filed on September 27, 1999 (the “ASE Test 1999 Form-3”)).

(b)	Agreement dated as of June 5, 2002 among ASE (Chung Li) Inc., ASE Inc., Motorola Electronics Taiwan, Ltd. and Motorola, Inc. amending certain earn-out arrangements provided for in Section 2.09(b)(ii)(D) of the Asset Purchase Agreement dated as of July 3, 1999 among the same parties (incorporated by reference to Exhibit 4(b) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2002 filed on June 30, 2003).

(c)	Stock Purchase Agreement dated as of July 3, 1999 among ASE Investment (Labuan) Inc., ASE Inc., Motorola Asia Ltd. and Motorola, Inc. relating to the purchase and sale of 100.0% of the common stock of Motorola Korea Ltd. (incorporated by reference to Exhibit 10.3 to the ASE Test 1999 Form F-3).

(d)†	BGA Immunity Agreement dated as of January 25, 1994 between ASE Inc. and Motorola, Inc. (incorporated by reference to Exhibit 10.6 to the Form F-1).

(e)†	Amendment dated March 18, 2003 renewing the BGA Immunity Agreement dated as of January 25, 1994 between ASE Inc. and Motorola, Inc. (incorporated by reference to Exhibit 4(g) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2003 filed on June 30, 2004).

(f)	Consent dated June 10, 2004 to the Assignment of the BGA Immunity Agreement between ASE Inc. and Motorola, Inc. dated January 25, 1994 (incorporated by reference to Exhibit 4(h) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2003 filed on June 30, 2004).

(g)	Asset Purchase Agreement by and among Flextronics Manufacturing (M) Sdn Bhd, as Buyer, ASE Electronics (M) Sdn. Bhd. as Company, dated as of October 3, 2005 (incorporated by reference to Exhibit 4(g) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2005 filed on June 19, 2006).

(h)	Joint Venture Agreement dated as of July 14, 2006 among Advanced Semiconductor Engineering, Inc. and Powerchip Semiconductor Corp. relating to the establishment of, and our investment of 60.0% in, PowerASE (incorporated by reference to Exhibit 4(r) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2006 filed on June 25, 2007, as amended).

(i)	Sale and Purchase Agreement dated January 11, 2007 among J&R Holding Limited and Seacoast Profits Limited relating to our acquisition of 100% of GAPT (incorporated by reference to Exhibit 4(s) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2006 filed on June 25, 2007, as amended).

(j)	Equity Interests Transfer Agreement dated August 6, 2007 by and among NXP B.V., NXP Semiconductors Suzhou Ltd. and J&R Holding Limited relating to our acquisition of 60% of ASEN, our joint venture with NXP Semiconductors (incorporated by reference to Exhibit 4(j) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2008 filed on June 24, 2009).

(k)	Scheme Implementation Agreement dated September 4, 2007 between Advanced Semiconductor Engineering, Inc. and ASE Test Limited relating to our acquisition of all the outstanding ordinary shares of, and the privatization of, ASE Test (incorporated by reference to Appendix A to Exhibit (a)(1) to Schedule 13E-3 (File No. 005-55723) filed by ASE Test on January 4, 2008).

(l)	Syndicated Loan Agreement in the amount of NT$24,750 million dated March 3, 2008 among Advanced Semiconductor Engineering, Inc., Citibank, N.A., Taipei Branch and the banks and banking institutions listed on Schedule I thereto relating to our acquisition of all the outstanding ordinary shares of, and the privatization of, ASE Test (incorporated by reference to Exhibit 4(l) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2008 filed on June 24, 2009).

(m)	Equity Purchase Agreement dated March 17, 2008 between Aimhigh Global Corp., TCC Steel and J&R Holding Limited in respect of Weihai Aimhigh Electronic Co. Ltd. relating to our acquisition of 100% of ASE (Weihai), Inc. (incorporated by reference to Exhibit 4(m) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2008 filed on June 24, 2009).

(n)	Syndicated Loan Agreement in the amount of US$200 million dated May 29, 2008 among Advanced Semiconductor Engineering, Inc., Citibank, N.A., Taipei Branch and the banks and banking institutions listed on Schedule I thereto relating to our acquisition of all the outstanding ordinary shares of, and the privatization of, ASE Test (incorporated by reference to Exhibit 4(n) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2008 filed on June 24, 2009).

(o)	Equity Purchase Agreement dated October 25, 2011 between PowerASE Technology, Inc. and certain shareholders of Lu-Chu Development Corporation relating to our acquisition of 72.97% of all the outstanding ordinary shares of Lu-Chu Development Corporation (incorporated by reference to Exhibit 4(o) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2011 filed on April 20, 2012).

(p)	Equity Purchase Agreement dated October 25, 2011 between PowerASE Technology, Inc. and shareholders of Lu-Chu Development Corporation listed on Schedule I thereto relating to our acquisition of 9.3% of all the outstanding ordinary shares of Lu-Chu Development Corporation (incorporated by reference to Exhibit 4(p) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2011 filed on April 20, 2012).

(q)	Equity Purchase Agreement dated November 17, 2011 between ASE Assembly & Test (Shanghai) Limited and Kunshan Ding Yao Real Estate Development Co., Ltd. relating to our acquisition of 10% equity of Shanghai Ding Hui Real Estate Development Co., Ltd. (incorporated by reference to Exhibit 4(q) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2011 filed on April 20, 2012).

(r)	Equity Purchase Agreement dated January 13, 2012 between Advanced Semiconductor Engineering, Inc. and shareholders of Yang Ting Tech Co., Ltd. listed on Schedule I thereto relating to our acquisition of 61.63% of all the outstanding ordinary shares of Yang Ting Tech Co., Ltd. (incorporated by reference to Exhibit 4(r) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2011 filed on April 20, 2012).

(s)	Equity Purchase Agreement dated January 13, 2012 between Advanced Semiconductor Engineering, Inc. and shareholders of Yang Ting Tech Co., Ltd. listed on Schedule I thereto relating to our acquisition of 38.37% of all the outstanding ordinary shares of Yang Ting Tech Co., Ltd. (incorporated by reference to Exhibit 4(s) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2011 filed on April 20, 2012).

8.	List of Subsidiaries

12.	(a)	Certification of Jason C.S. Chang, required by Rule 13a-14(a) of the Exchange Act.

(b)	Certification of Joseph Tung, required by Rule 13a-14(a) of the Exchange Act.

13.	Certification of the Chief Executive Officer and the Chief Financial Officer of Advanced Semiconductor Engineering, Inc. required by Rule 13a-14(b) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.	(a)	Consent of Deloitte & Touche.

___________________

†	Does not contain portions for which confidential treatment has been granted.

The Company agrees to furnish to the SEC upon request a copy of any instrument which defines the rights of holders of long-term debt of the Company and its consolidated subsidiaries.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

By:	/s/Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Date: April 29, 2016

Advanced Semiconductor Engineering,
Inc. and Subsidiaries

Consolidated Financial Statements as of
December 31, 2014 and 2015 and for the
Years Ended December 31, 2013, 2014 and 2015 and
Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Advanced Semiconductor Engineering, Inc.

We have audited the accompanying consolidated balance sheets of Advanced Semiconductor Engineering, Inc. (a corporation incorporated under the laws of the Republic of China) and its subsidiaries (collectively, the “Group”) as of December 31, 2014 and 2015, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2015, all expressed in New Taiwan dollars. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2014 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 4 to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of the readers.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 28, 2016 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/Deloitte & Touche

Taipei, Taiwan

Republic of China

April 28, 2016

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in Thousands)

	December 31,	December 31,
	2014	2015
ASSETS	NT$	NT$	US$ (Note 4)

CURRENT ASSETS
Cash and cash equivalents (Notes 4 and 6)	$51,694,410	$55,251,181	$1,685,001
Financial assets at fair value through profit or loss -
current (Notes 4, 5 and 7)	4,988,843	3,833,701	116,917
Available-for-sale financial assets - current (Notes 4
and 8)	1,533,265	30,344	925
Trade receivables, net (Notes 4 and 9)	52,920,810	44,931,487	1,370,280
Other receivables (Note 4)	537,122	429,541	13,100
Current tax assets (Notes 4 and 23)	65,312	168,717	5,145
Inventories (Notes 4, 5 and 10)	20,163,093	23,258,279	709,310
Inventories related to real estate business (Notes 4, 5,
11, 22 and 33)	23,986,478	25,713,538	784,188
Other financial assets - current (Notes 4 and 33)	638,592	301,999	9,210
Other current assets	3,427,265	2,814,053	85,821

Total current assets	159,955,190	156,732,840	4,779,897

NON-CURRENT ASSETS
Available-for-sale financial assets - non-current
(Notes 4 and 8)	941,105	924,362	28,190
Investments accounted for using the equity
method (Notes 4 and 12)	1,468,242	37,403,601	1,140,701
Property, plant and equipment (Notes 4, 5, 13, 22,
32 and 34)	151,587,115	149,997,075	4,574,476
Goodwill (Notes 4, 5 and 14)	10,445,415	10,506,519	320,418
Other intangible assets (Notes 4, 5, 15 and 22)	1,467,871	1,382,093	42,150
Deferred tax assets (Notes 4, 5 and 23)	4,265,220	5,156,515	157,259
Other financial assets - non-current (Notes 4 and 33)	367,345	345,672	10,542
Long-term prepayments for lease (Note 16)	2,585,964	2,556,156	77,956
Other non-current assets	635,350	263,416	8,034

Total non-current assets	173,763,627	208,535,409	6,359,726

TOTAL	$333,718,817	$365,268,249	$11,139,623

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in Thousands)

	December 31,	December 31,
	2014	2015
LIABILITIES AND EQUITY	NT$	NT$	US$ (Note 4)

CURRENT LIABILITIES
Short-term borrowings (Note 17)	$41,176,033	$32,635,321	$995,283
Short-term bills payable (Note 17)	-	4,348,054	132,603
Financial liabilities at fair value through profit or
loss - current (Notes 4, 5 and 7)	2,651,352	3,005,726	91,666
Trade payables	35,411,281	34,138,564	1,041,128
Other payables (Note 19)	22,364,516	19,194,818	585,386
Current tax liabilities (Notes 4 and 23)	6,630,696	6,746,022	205,734
Advance real estate receipts (Note 4)	480,325	2,703,706	82,455
Current portion of bonds payable (Notes 4 and 18)	-	14,685,866	447,876
Current portion of long-term borrowings (Notes 17
and 33)	2,831,007	2,057,465	62,747
Other current liabilities	2,134,917	3,180,767	97,004

Total current liabilities	113,680,127	122,696,309	3,741,882

NON-CURRENT LIABILITIES
Bonds payable (Notes 4 and 18)	31,270,131	23,740,384	724,013
Long-term borrowings (Notes 17 and 33)	24,104,424	42,493,668	1,295,934
Deferred tax liabilities (Notes 4, 5 and 23)	3,932,819	4,987,549	152,106
Net defined benefit liabilities (Notes 4, 5 and 20)	4,382,530	4,072,493	124,199
Other non-current liabilities	657,392	1,071,509	32,677

Total non-current liabilities	64,347,296	76,365,603	2,328,929

Total liabilities	178,027,423	199,061,912	6,070,811

EQUITY ATTRIBUTABLE TO OWNERS OF THE
COMPANY (Notes 4 and 21)
Share capital	78,715,179	79,185,660	2,414,934
Capital surplus	16,013,980	23,758,550	724,567
Retained earnings
Legal reserve	10,289,878	12,649,145	385,762
Special reserve	3,353,938	3,353,938	102,285
Unappropriated earnings	36,000,026	37,978,222	1,158,226
Total retained earnings	49,643,842	53,981,305	1,646,273
Other equity	5,067,640	5,080,790	154,949
Treasury shares	(1,959,107)	(7,292,513)	(222,401)

Equity attributable to owners of the Company	147,481,534	154,713,792	4,718,322

NON-CONTROLLING INTERESTS (Notes 4 and 21)	8,209,860	11,492,545	350,490

Total equity	155,691,394	166,206,337	5,068,812

TOTAL	$333,718,817	$365,268,249	$11,139,623

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in Thousands Except Earnings Per Share)

	For the Years Ended December 31
	2013	2014	2015
	NT$	NT$	NT$	US$ (Note 4)

OPERATING REVENUES (Note 4)	$219,862,446	$256,591,447	$283,302,536	$8,639,906

OPERATING COSTS (Notes 10, 20
and 22)	177,040,435	203,002,918	233,167,308	7,110,927

GROSS PROFIT	42,822,011	53,588,529	50,135,228	1,528,979

OPERATING EXPENSES (Notes 20
and 22)
Selling and marketing expenses	2,982,789	3,438,166	3,588,472	109,438
General and administrative expenses	8,712,862	10,214,810	10,724,568	327,068
Research and development expenses	9,064,712	10,289,684	10,937,566	333,564

Total operating expenses	20,760,363	23,942,660	25,250,606	770,070

OTHER OPERATING INCOME AND
EXPENSES, NET (Note 22)	(1,348,246)	228,615	(251,529)	(7,671)

PROFIT FROM OPERATIONS	20,713,402	29,874,484	24,633,093	751,238

NON-OPERATING INCOME AND
EXPENSES
Other income (Note 22)	493,884	529,251	815,778	24,879
Other gains and losses (Note 22)	447,886	607,299	1,748,795	53,333
Finance costs (Note 22)	(2,307,455)	(2,354,097)	(2,312,143)	(70,514)
Share of the profit or loss
of associates (Note 4)	22,039	(121,882)	407,622	12,431

Total non-operating income and
expenses	(1,343,646)	(1,339,429)	660,052	20,129

PROFIT BEFORE INCOME TAX	19,369,756	28,535,055	25,293,145	771,367

INCOME TAX EXPENSE (Notes 4, 5
and 23)	3,499,595	5,665,954	4,311,073	131,475

PROFIT FOR THE YEAR	15,870,161	22,869,101	20,982,072	639,892

OTHER COMPREHENSIVE INCOME
(LOSS)
Items that will not be reclassified
subsequently to profit or loss:
Remeasurement of defined benefit
obligation	412,225	(28,145)	(62,911)	(1,919)
Share of other comprehensive
loss of associates	-	(1,031)	(37,748)	(1,151)

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in Thousands Except Earnings Per Share)

	For the Years Ended December 31
	2013	2014	2015
	NT$	NT$	NT$	US$ (Note 4)
Income tax relating to items that will
not be reclassified subsequently	$(66,706)	$23,885	$11,002	$336
	345,519	(5,291)	(89,657)	(2,734)

Items that may be reclassified
subsequently to profit or loss:
Exchange differences on translating
foreign operations	2,817,268	5,405,008	(63,509)	(1,937)
Unrealized gain (loss) on available-
for-sale financial assets	14,839	(133,714)	10,451	319
Cash flow hedges	1,245	3,279	-	-
Share of other comprehensive
income (loss) of associates	55,183	235,156	(4,832)	(147)
Income tax relating to items that may
be reclassified subsequently	(769)	-	-	-
	2,887,766	5,509,729	(57,890)	(1,765)

Other comprehensive income (loss)
for the year, net of income tax	3,233,285	5,504,438	(147,547)	(4,499)

TOTAL COMPREHENSIVE INCOME
FOR THE YEAR	$19,103,446	$28,373,539	$20,834,525	$635,393

PROFIT FOR THE YEAR
ATTRIBUTABLE TO:
Owners of the Company	$15,404,505	$22,228,602	$20,013,505	$610,354
Non-controlling interests	465,656	640,499	968,567	29,538

	$15,870,161	$22,869,101	$20,982,072	$639,892

TOTAL COMPREHENSIVE INCOME
FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company	$18,509,604	$27,394,362	$19,940,438	$608,127
Non-controlling interests	593,842	979,177	894,087	27,267

	$19,103,446	$28,373,539	$20,834,525	$635,394

EARNINGS PER SHARE (Note 24)
Basic	$2.05	$2.89	$2.62	$0.08
Diluted	$1.99	$2.79	$2.51	$0.08

EARNINGS PER AMERICAN
DEPOSITARY SHARE (“ADS”)
Basic	$10.26	$14.46	$13.08	$0.40
Diluted	$9.96	$13.93	$12.55	$0.38

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in Thousands)

	Equity Attributable to Owners of the Company
								Accumulated Other Comprehensive Income
	Share Capital			Retained Earnings				Exchange Differences on	Unrealized Gain on Available-
	Shares (In Thousands)	Amounts	Capital Surplus	Legal Reserve	Special Reserve	Unappro- priated Earnings	Total	Translating Foreign Operations	-for-sale Financial Assets	Cash Flow Hedges	Total	Treasury Shares	Total	Non-- controlling Interests	Total Equity
BALANCE AT JANUARY 1, 2013	7,602,292	$76,047,667	$5,274,634	$7,411,835	$-	$22,398,409	$29,810,244	$(3,210,248)	$355,254	$(3,755)	$(2,858,749)	$(1,959,107)	$106,314,689	$3,505,743	$109,820,432
Special reserve under Rule No. 1010012865 issued by the Financial Supervisory Commission (Note 21)	-	-	-	-	3,353,938	(3,353,938)	-	-	-	-	-	-	-	-	-
Profit for the year ended December 31, 2013	-	-	-	-	-	15,404,505	15,404,505	-	-	-	-	-	15,404,505	465,656	15,870,161
Other comprehensive income for the year ended December 31, 2013, net of income tax	-	-	-	-	-	348,904	348,904	2,684,727	70,992	476	2,756,195	-	3,105,099	128,186	3,233,285
Total comprehensive income for the year ended December 31, 2013	-	-	-	-	-	15,753,409	15,753,409	2,684,727	70,992	476	2,756,195	-	18,509,604	593,842	19,103,446
Issue of ordinary shares for cash (Note 21)	130,000	1,300,000	2,093,000	-	-	-	-	-	-	-	-	-	3,393,000	-	3,393,000
Appropriation of 2012 earnings
Legal reserve	-	-	-	1,309,136	-	(1,309,136)	-	-	-	-	-	-	-	-	-
Special reserve	-	-	-	-	309,992	(309,992)	-	-	-	-	-	-	-	-	-
Cash dividends distributed by the Company	-	-	-	-	-	(7,987,974)	(7,987,974)	-	-	-	-	-	(7,987,974)	-	(7,987,974)
	-	-	-	1,309,136	309,992	(9,607,102)	(7,987,974)	-	-	-	-	-	(7,987,974)	-	(7,987,974)
Cash dividends distributed by subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	(99,597)	(99,597)
Issue of dividends received by subsidiaries from the Company	-	-	153,097	-	-	-	-	-	-	-	-	-	153,097	-	153,097
Partial disposal of interests in subsidiaries and additional acquisition of partially-owned subsidiaries (Notes 21 and 27)	-	-	(330)	-	-	-	-	-	-	-	-	-	(330)	27,826	27,496
Changes in capital surplus from investments in associates accounted for using the equity method	-	-	1,457	-	-	-	-	-	-	-	-	-	1,457	-	1,457
Issue of ordinary shares under employee share options	55,535	832,591	399,517	-	-	-	-	-	-	-	-	-	1,232,108	100,547	1,332,655
BALANCE AT DECEMBER 31, 2013	7,787,827	78,180,258	7,921,375	8,720,971	3,663,930	25,190,778	37,575,679	(525,521)	426,246	(3,279)	(102,554)	(1,959,107)	121,615,651	4,128,361	125,744,012
Change in capital surplus from investments in associates accounted for using the equity method	-	-	26,884	-	-	-	-	-	-	-	-	-	26,884	-	26,884
Profit for the year ended December 31,2014	-	-	-	-	-	22,228,602	22,228,602	-	-	-	-	-	22,228,602	640,499	22,869,101
Other comprehensive income (loss) for the year ended December 31, 2014, net of income tax	-	-	-	-	-	(4,434)	(4,434)	5,066,383	100,532	3,279	5,170,194	-	5,165,760	338,678	5,504,438
Total comprehensive income for the year ended December 31, 2014	-	-	-	-	-	22,224,168	22,224,168	5,066,383	100,532	3,279	5,170,194	-	27,394,362	979,177	28,373,539
Appropriation of 2013 earnings
Legal reserve	-	-	-	1,568,907	-	(1,568,907)	-	-	-	-	-	-	-	-	-
Special reserve	-	-	-	-	(309,992)	309,992	-	-	-	-	-	-	-	-	-
Cash dividends distributed by the Company	-	-	-	-	-	(10,156,005)	(10,156,005)	-	-	-	-	-	(10,156,005)	-	(10,156,005)
	-	-	-	1,568,907	(309,992)	(11,414,920)	(10,156,005)	-	-	-	-	-	(10,156,005)	-	(10,156,005)
Issue of dividends received by subsidiaries from the Company	-	-	188,790	-	-	-	-	-	-	-	-	-	188,790	-	188,790
Partial disposal of interests in subsidiaries and additional acquisition of partially-owned subsidiaries (Notes 21 and 27)	-	-	6,876,866	-	-	-	-	-	-	-	-	-	6,876,866	3,067,712	9,944,578

                                                                                                                                                                        (Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in Thousands)

	Equity Attributable to Owners of the Company
								Accumulated Other Comprehensive Income
	Share Capital			Retained Earnings				Exchange Differences on	Unrealized Gain on Available-
	Shares (In Thousands)	Amounts	Capital Surplus	Legal Reserve	Special Reserve	Unappro- priated Earnings	Total	Translating Foreign Operations	for-sale Financial Assets	Cash Flow Hedges	Total	Treasury Shares	Total	Non- controlling Interests	Total Equity
Issue of ordinary shares under employee share options	73,898	$534,921	$1,000,065	$-	$-	$-	$-	$-	$-	$-	$-	$-	$1,534,986	$120,376	$1,655,362
Cash dividends distributed by subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	(85,766)	(85,766)
BALANCE AT DECEMBER 31, 2014	7,861,725	78,715,179	16,013,980	10,289,878	3,353,938	36,000,026	49,643,842	4,540,862	526,778	-	5,067,640	(1,959,107)	147,481,534	8,209,860	155,691,394
Equity component of convertible bonds issued by the Company	-	-	214,022	-	-	-	-	-	-	-	-	-	214,022	-	214,022
Change in capital surplus from investments in associates and joint ventures accounted for using the equity method	-	-	150	-	-	-	-	-	-	-	-	-	150	-	150
Profit for the year ended December 31,2015	-	-	-	-	-	20,013,505	20,013,505	-	-	-	-	-	20,013,505	968,567	20,982,072
Other comprehensive income (loss) for the year ended December 31, 2015, net of income tax	-	-	-	-	-	(86,217)	(86,217)	(48,191)	61,341	-	13,150	-	(73,067)	(74,480)	(147,547)
Total comprehensive income (loss) for the year ended December 31, 2015	-	-	-	-	-	19,927,288	19,927,288	(48,191)	61,341	-	13,150	-	19,940,438	894,087	20,834,525
Appropriation of 2014 earnings
Legal reserve	-	-	-	2,359,267	-	(2,359,267)	-	-	-	-	-	-	-	-	-
Cash dividends declared by the Company	-	-	-	-	-	(15,589,825)	(15,589,825)	-	-	-	-	-	(15,589,825)	-	(15,589,825)
	-	-	-	2,359,267	-	(17,949,092)	(15,589,825)	-	-	-	-	-	(15,589,825)	-	(15,589,825)
Acquisition of treasury shares	-	-	-	-	-	-	-	-	-	-	-	(5,333,406)	(5,333,406)	-	(5,333,406)
Issue of dividends received by subsidiaries from the Company	-	-	292,351	-	-	-	-	-	-	-	-	-	292,351	-	292,351
Partial disposal of interests in subsidiaries and additional acquisition of majority-owned subsidiaries (Notes 21 and 27)	-	-	7,197,510	-	-	-	-	-	-	-	-	-	7,197,510	1,712,836	8,910,346
Changes in percentage of ownership interest in subsidiaries	-	-	(563,815)	-	-	-	-	-	-	-	-	-	(563,815)	563,815	-
Issue of ordinary shares under employee share options	48,703	470,481	604,352	-	-	-	-	-	-	-	-	-	1,074,833	-	1,074,833
Cash dividends distributed by subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	(232,148)	(232,148)
Additional non-controlling interest arising on issue of employee share options by subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	344,095	344,095
BALANCE AT DECEMBER 31, 2015	7,910,428	$79,185,660	$23,758,550	$12,649,145	$3,353,938	$37,978,222	$53,981,305	$4,492,671	$588,119	$-	$5,080,790	$(7,292,513)	$154,713,792	$11,492,545	$166,206,337
US DOLLARS (Note 4)
BALANCE AT DECEMBER 31, 2015	7,910,428	$2,414,934	$724,567	$385,762	$102,285	$1,158,226	$1,646,273	$137,013	$17,936	$-	$154,949	$(222,401)	$4,718,322	$350,490	$5,068,812

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Thousands)

	For the Years Ended December 31
	2013	2014	2015
	NT$	NT$	NT$	US$ (Note 4)

CASH FLOWS FROM OPERATING
ACTIVITIES
Profit before income tax	$19,369,756	$28,535,055	$25,293,145	$771,367
Adjustments for:
Depreciation expense	24,696,607	25,805,042	28,938,770	882,549
Amortization expense	774,304	545,734	579,894	17,685
Net gains on fair value change of
financial assets and liabilities at fair
value through profit or loss	(795,359)	(1,838,840)	(2,472,835)	(75,414)
Interest expense	2,257,144	2,324,426	2,268,786	69,192
Interest income	(212,801)	(243,474)	(242,084)	(7,383)
Dividend income	(131,449)	(101,252)	(396,973)	(12,107)
Compensation cost of employee share
options	260,801	110,157	133,496	4,071
Share of loss (profit) of associates and
joint ventures	(22,039)	121,882	(407,622)	(12,431)
Impairment loss recognized on
financial assets	196,325	28,421	8,232	251
Impairment loss recognized on non-
financial assets	949,015	899,480	610,140	18,608
(Reversal of) compensation cost for
the settlement of legal claims	894,150	(91,305)	-	-
Net loss on foreign currency exchange	300,175	1,404,234	1,358,777	41,439
Others	151,065	404,443	1,411,599	43,050
Changes in operating assets and
liabilities
Financial assets held for trading	1,122,280	823,313	4,162,522	126,945
Trade receivables	(5,767,254)	(9,703,070)	7,982,736	243,450
Other receivables	(6,540)	(8,625)	55,112	1,681
Inventories	(3,241,115)	(8,208,824)	(5,128,726)	(156,411)
Other current assets	(108,425)	102,353	407,017	12,413
Financial liabilities held for trading	(1,011,975)	(835,779)	(1,725,606)	(52,626)
Trade payables	4,722,462	6,422,305	(1,272,717)	(38,814)
Other payables	1,068,223	3,045,452	(814,809)	(24,849)
Other current liabilities	2,796	703,764	2,545,312	77,625
Other operating activities items	(191,631)	(187,727)	(247,024)	(7,534)
	45,276,515	50,057,165	63,047,142	1,922,757
Interest received	182,164	233,457	253,289	7,725
Dividend received	176,058	101,252	499,918	15,246
Interest paid	(2,200,143)	(2,065,244)	(2,067,955)	(63,067)
Income tax paid	(2,138,639)	(2,463,153)	(4,184,089)	(127,603)

Net cash generated from operating
activities	41,295,955	45,863,477	57,548,305	1,755,058

CASH FLOWS FROM INVESTING
ACTIVITIES
Purchase of financial assets designated
as at fair value through profit or loss	(53,135,894)	(108,958,658)	(100,842,813)	(3,075,414)
Proceeds on sale of financial assets
designated as at fair value through
profit or loss	55,032,536	109,825,159	102,139,161	3,114,948
Purchase of available-for-sale financial
assets	(3,474,152)	(3,565,428)	(1,273,510)	(38,838)
Proceeds on sale of available-for-sale
financial assets	1,093,408	4,388,130	2,761,145	84,207

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Thousands)

	For the Years Ended December 31
	2013	2014	2015
	NT$	NT$	NT$	US$ (Note 4)

Cash received from return of capital by
available-for-sale financial assets	$27,368	$20,411	$44,511	$1,357
Purchase of held-to-maturity financial
assets	(88,169)	-	-	-
Proceeds on sale of held-to-maturity financial
assets	73,716	-	-	-
Acquisition of associates and joint
ventures	-	(100,000)	(35,673,097)	(1,087,926)
Net cash outflow on acquisition of
subsidiaries	(250,387)	-	-	-
Payments for property, plant and
equipment	(29,142,719)	(39,598,964)	(30,280,124)	(923,456)
Proceeds from disposal of property,
plant and equipment	351,546	421,207	243,031	7,412
Payments for intangible assets	(313,110)	(396,466)	(491,135)	(14,978)
Decrease (increase) in other financial assets	4,513	(372,569)	358,266	10,926
Increase in other non-current assets	(104,499)	(480,711)	(336,864)	(10,273)

Net cash used in investing activities	(29,925,843)	(38,817,889)	(63,351,429)	(1,932,035)

CASH FLOWS FROM FINANCING
ACTIVITIES
Net proceeds from (repayment of) short-
term borrowings	7,051,874	(3,442,162)	(8,532,792)	(260,225)
Net proceeds from short-term bills payable	-	-	4,348,054	132,603
Proceeds from issue of bonds	11,900,051	8,888,562	6,136,425	187,143
Repayment of bonds payable	-	(729,790)	-	-
Proceeds from long-term borrowings	28,715,694	32,030,868	39,887,570	1,216,455
Repayment of long-term borrowings	(31,382,333)	(40,978,403)	(22,926,660)	(699,197)
Dividends paid	(7,834,877)	(9,967,215)	(15,297,474)	(466,529)
Proceeds from issue of ordinary shares	3,393,000	-	-	-
Proceeds from exercise of employee
share options	1,071,854	1,498,343	1,285,102	39,192
Payments for acquisition of treasury
shares	-	-	(5,333,406)	(162,653)
Proceeds from partial disposal of
interests in subsidiaries	-	9,991,439	8,910,346	271,740
Decrease in non-controlling interests	(72,101)	(85,766)	(232,148)	(7,080)
Other financing activities items	(48,291)	(2,879)	391,322	11,934

Net cash generated from (used in)
financing activities	12,794,871	(2,797,003)	8,636,339	263,383

EFFECTS OF EXCHANGE RATE
CHANGES ON THE BALANCE OF
CASH AND CASH EQUIVALENTS
HELD IN FOREIGN CURRENCY	867,872	2,419,454	723,556	22,065

NET INCREASE IN CASH AND CASH
EQUIVALENTS	25,032,855	6,668,039	3,556,771	108,471

CASH AND CASH EQUIVALENTS AT
THE BEGINNING OF THE YEAR	19,993,516	45,026,371	51,694,410	1,576,530

CASH AND CASH EQUIVALENTS AT
THE END OF THE YEAR	$45,026,371	$51,694,410	$55,251,181	$1,685,001

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Thousands, Unless Stated Otherwise)

1.	GENERAL INFORMATION

Advanced Semiconductor Engineering, Inc. (the “Company”), a corporation incorporated under the laws of Republic of China (the “ROC”), and its subsidiaries (collectively referred to as the “Group”) offer a comprehensive range of semiconductors packaging, testing, and electronic manufacturing services (“EMS”).

The Company’s ordinary shares are listed on the Taiwan Stock Exchange (the “TSE”) under the symbol “2311”. Since September 2000, the ordinary shares of the Company have been traded on the New York Stock Exchange (the “NYSE”) under the symbol “ASX” in the form of American Depositary Shares (“ADS”). The ordinary shares of its subsidiary, Universal Scientific Industrial (Shanghai) Co., Ltd (the “USISH”), are listed on the Shanghai Stock Exchange (the “SSE”) under the symbol “601231”.

The consolidated financial statements are presented in the Company’s functional currency, New Taiwan dollar (NT$).

2.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were authorized for issue by the management on April 28, 2016.

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

a.	Amendments to IFRSs that are mandatorily effective for the current year

In the current year, the Group has applied the following new, revised or amended standards and interpretations that have been issued and effective:

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note)

Amendments to IFRSs	Annual Improvements to IFRSs: 2010-2012 Cycle	July 1, 2014
Amendments to IFRSs	Annual Improvements to IFRSs: 2011-2013 Cycle	July 1, 2014
Amendments to IAS 19	Defined Benefit Plans: Employee Contributions	July 1, 2014

Note:	The aforementioned new, revised or amended standards and interpretations are effective for annual period beginning on or after the effective dates, unless specified otherwise.

The Group believes that the adoption of aforementioned standards or interpretations will not have a significant effect on the Group’s accounting policies.

b.	New, revised or amended standards and interpretations in issue but not yet effective

The Group has not applied the following new, revised or amended standards and interpretations that have been issued but are not yet effective:

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note 1)

Amendments to IFRSs	Annual Improvements to IFRSs: 2012-2014 Cycle	January 1, 2016 (Note 2)
IFRS 9	Financial Instruments	January 1, 2018
Amendments to IFRS 9 and IFRS 7	Mandatory Effective Date of IFRS 9 and Transition Disclosures	January 1, 2018
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined by the IASB
Amendments to IFRS 10, IFRS 12 and IAS 28	Investment Entities: Applying the Consolidation Exception	January 1, 2016
Amendments to IFRS 11	Accounting for Acquisitions of Interests in Joint Operations	January 1, 2016
IFRS 14	Regulatory Deferral Accounts	January 1, 2016
IFRS 15	Revenue from Contracts with Customers	January 1, 2018
Amendments to IFRS 15	Clarifications to IFRS 15 “Revenue from Contracts with Customers”	January 1, 2018
IFRS 16	Leases	January 1, 2019
Amendments to IAS 1	Disclosure Initiative	January 1, 2016
Amendments to IAS 7	Disclosure Initiative	January 1, 2017
Amendments to IAS 12	Recognition of Deferred Tax Assets for Unrealized Losses	January 1, 2017
Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortization	January 1, 2016
Amendments to IAS 16 and IAS 41	Agriculture: Bearer Plants	January 1, 2016

Note 1:	The aforementioned new, revised or amended standards and interpretations are effective for annual period beginning on or after the effective dates, unless specified otherwise.

Note 2:	The amendment to IFRS 5 is applied prospectively to changes in a method of disposal that occur in annual periods beginning on or after January 1, 2016; the remaining amendments are applied retrospectively for annual periods beginning on or after January 1, 2016.

c.	Significant changes in accounting policy resulted from new, revised and amended standards and interpretations in issue but not yet effective

Except for the following, the Group believes that the adoption of aforementioned new, revised or amended standards and interpretations will not have a material effect on the Group’s accounting policies. As of the date that the accompanying consolidated financial statements were authorized for issue, the Group continues in evaluating the impact on its financial position and operating results as a result of the initial adoption of the below standards and interpretations. The related impact will be disclosed when the Group completes the evaluation.

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

IFRS 15 “Revenue from Contracts with Customers” and amendments

IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers, and will supersedes IAS 18 “Revenue”, IAS 11 “Construction Contracts” and a number of revenue-related interpretations from January 1, 2018.

When applying IFRS 15, an entity shall recognize revenue by applying the following steps:

•	Identify the contract with the customer;

•	Identify the performance obligations in the contract;

•	Determine the transaction price;

•	Allocate the transaction price to the performance obligations in the contracts; and

•	Recognize revenue when the entity satisfies a performance obligation.

The amendments to IFRS 15 clarify how to (1) identify performance obligation; (2) determine whether a company is a principal or an agent; and (3) determine whether the revenue from granting a license should be recognized at a point in time or over time.

IFRS 15 requires an entity to identify performance obligations on the basis of distinct promised goods or services. To clarify the concept of “distinct”, the IASB has added the clarification that the objective of the assessment of a promise to transfer goods or services to a customer is to determine whether the nature of the promise, within the context of the contract, is to transfer each of those goods or services individually or, instead, to transfer a combined item or items to which the promised goods or services are inputs.

When IFRS 15 and amendments are effective, an entity may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this Standard recognized at the date of initial application.

Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”

The amendments stipulated that, when an entity sells or contributes assets that constitute a business (as defined in IFRS 3) to an associate or joint venture, the gain or loss resulting from the transaction is recognized in full. Also, when an entity loses control over a subsidiary that contains a business but retains significant influence or joint control, the gain or loss resulting from the transaction is recognized in full.

Conversely, when an entity sells or contributes assets that do not constitute a business to an associate or joint venture, the gain or loss resulting from the transaction is recognized only to the extent of the unrelated investors’ interest in the associate or joint venture, i.e. the entity’s share of the gains or losses is eliminated. Also, when an entity loses control over a subsidiary that does not contain a business but retains significant influence or joint control in an associate or a joint venture, the gain or loss resulting from the transaction is recognized only to the extent of the unrelated investors’ interest in the associate or joint venture, i.e. the entity’s share of the gain or loss is eliminated.

IFRS 16 “Leases”

IFRS 16 sets out the accounting standards for leases that will supersede IAS 17 and a number of related interpretations.

Under IFRS 16, if the Group is a lessee, it shall recognize right-of-use assets and lease liabilities for all leases on the consolidated balance sheets except for low-value and short-term leases. The Group may elect to apply the accounting method similar to the accounting for operating lease under IAS 17 to the low-value and short-term leases. On the consolidated statements of comprehensive income, the Group should present the depreciation expense charged on the right-of-use asset separately from interest expense accrued on the lease liability; interest is computed by using effective interest method. On the consolidated statements of cash flows, cash payments for the principal portion of the lease liability are classified within financing activities; cash payments for interest portion are classified within operating activities.

The application of IFRS 16 is not expected to have a material impact on the accounting of the Group as lessor.

When IFRS 16 becomes effective, the Group may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of the initial application of this Standard recognized at the date of initial application.

Amendments to IAS 12 “Recognition of Deferred Tax Assets for Unrealized Losses”

The amendment clarifies that the difference between the carrying amount of the debt instrument measured at fair value and its tax base gives rise to a temporary difference, even though there are unrealized losses on that asset, irrespective of whether the Group expects to recover the carrying amount of the debt instrument by sale or by holding it and collecting contractual cash flows.

In addition, in determining whether to recognize a deferred tax asset, the Group should assess a deductible temporary difference in combination with all of its other deductible temporary differences, unless the tax law restricts the utilization of losses to deduction against income of a specific type, in which case, a deductible temporary difference is assessed in combination only with other deductible temporary differences of the appropriate type. The amendment also stipulates that, when determining whether to recognize a deferred tax asset, the estimate of probable future taxable profit may include some of the Group’s assets for more than their carrying amount if there is sufficient evidence that it is probable that the Group will achieve this, and that the estimate for future taxable profit should exclude tax deductions resulting from the reversal of deductible temporary differences.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Statement of Compliance

The consolidated financial statements have been prepared in accordance with IFRSs as issued by the IASB.

b.	Basis of Preparation

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments that are measured at fair value.

The fair value measurements are grouped into Levels 1 to 3 based on the degree to which the fair value measurement inputs are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

1)	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;

2)	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

3)	Level 3 inputs are unobservable inputs for the asset or liability.

c.	Classification of Current and Non-current Assets and Liabilities

Current assets include cash and cash equivalents and those assets held primarily for trading purposes or expected to be realized within twelve months after the balance sheet date, unless the asset is to be used for an exchange or to settle a liability, or otherwise remains restricted, at more than twelve months after the balance sheet date. Current liabilities are obligations incurred for trading purposes or to be settled within twelve months after the balance sheet date and liabilities that do not have an unconditional right to defer settlement for at least twelve months after the balance sheet date. Assets and liabilities that are not classified as current are classified as non-current.

The Group engages in the construction business which has an operating cycle of over one year. The normal operating cycle applies when considering the classification of the Group’s construction-related assets and liabilities.

d.	Basis of Consolidation

1)	Principles for preparing consolidated financial statements

The consolidated financial statements incorporate the financial statements of the Company and the entities controlled by the Company (i.e. its subsidiaries). Control is achieved when the Group:

•	has power over the investee;

•	is exposed, or has rights, to variable returns from its involvement with the investee; and

•	has the ability to use its power to affect its returns.

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

When the Group has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Group considers all relevant facts and circumstances in assessing whether or not the Group's voting rights in an investee are sufficient to give it power, including:

•	the size of the Group's holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

•	potential voting rights held by the Group, other vote holders or other parties;

•	rights arising from other contractual arrangements; and

•	any additional facts and circumstances that indicate that the Group has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders' meetings.

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

2)	Subsidiaries included in consolidated financial statements were as follows:

		Establishment and	Percentage of Ownership (%) December 31
Name of Investee	Main Businesses	Operating Location	2014	2015

A.S.E. Holding Limited	Holding company	Bermuda	100.0	100.0
J & R Holding Limited (“J&R Holding”)	Holding company	Bermuda	100.0	100.0
Innosource Limited	Holding company	British Virgin Islands	100.0	100.0
Omniquest Industrial Limited	Holding company	British Virgin Islands	100.0	100.0
ASE Marketing & Service Japan Co., Ltd.	Engaged in marketing and sales services	Japan	100.0	100.0
ASE Test, Inc.	Engaged in the testing of semiconductors	Kaohsiung, ROC	100.0	100.0
Universal Scientific Industrial Co., Ltd. (“USI”)	Engaged in the manufacturing, processing and sale of computers, computer peripherals and related accessories	Nantou, ROC	99.2	99.0
USI Inc. (“USIINC”)	Engaged in investing activity and established in April 2015	Nantou, ROC	-	99.2

(Continued)

		Establishment and	Percentage of Ownership (%) December 31
Name of Investee	Main Businesses	Operating Location	2014	2015

Luchu Development Corporation (“Luchu”)	Engaged in the development of real estate properties	Taipei, ROC	86.1	86.1
Alto Enterprises Limited	Holding company	British Virgin Islands	100.0	100.0
Super Zone Holdings Limited	Holding company	Hong Kong	100.0	100.0
ASE (Kun Shan) Inc.	Engaged in the packaging and testing of semiconductors	Kun Shan, China	100.0	100.0
ASE Investment (Kun Shan) Limited	Holding company	Kun Shan, China	100.0	100.0
Advanced Semiconductor Engineering (China) Ltd.	Will engage in the packaging and testing of semiconductors	Shanghai, China	100.0	100.0
ASE Investment (Labuan) Inc.	Holding company	Malaysia	100.0	100.0
ASE Test Limited (“ASE Test”)	Holding company	Singapore	100.0	100.0
ASE (Korea) Inc. (“ASE Korea”)	Engaged in the packaging and testing of semiconductors	Korea	100.0	100.0
J&R Industrial Inc.	Engaged in leasing equipment and investing activity	Kaohsiung, ROC	100.0	100.0
ASE Japan Co., Ltd. (“ASE Japan”)	Engaged in the packaging and testing of semiconductors	Japan	100.0	100.0
ASE (U.S.) Inc. (“ASE US”)	After-sales service and sales support	U.S.A.	100.0	100.0
Global Advanced Packaging Technology Limited, Cayman Islands	Holding company	British Cayman Islands	100.0	100.0
ASE WeiHai Inc.	Engaged in the packaging and testing of semiconductors	Shandong, China	100.0	100.0
Suzhou ASEN Semiconductors Co., Ltd.	Engaged in the packaging and testing of semiconductors	Suzhou, China	60.0	60.0
Anstock Limited	Engaged in financing activity	British Cayman Islands	100.0	100.0
Anstock II Limited	Engaged in financing activity	British Cayman Islands	100.0	100.0
ASE Module (Shanghai) Inc.	Will engage in the production and sale of electronic components and printed circuit boards	Shanghai, China	100.0	100.0
ASE (Shanghai) Inc.	Engaged in the production of substrates	Shanghai, China	100.0	100.0
ASE Corporation	Holding company	British Cayman Islands	100.0	100.0
ASE Mauritius Inc.	Holding company	Mauritius	100.0	100.0
ASE Labuan Inc.	Holding company	Malaysia	100.0	100.0
Shanghai Ding Hui Real Estate Development Co., Ltd.	Engaged in the development, construction and sale of real estate properties	Shanghai, China	100.0	100.0

(Continued)

		Establishment and	Percentage of Ownership (%) December 31
Name of Investee	Main Businesses	Operating Location	2014	2015

Shanghai Ding Qi Property Management Co., Ltd.	Engaged in the management of real estate properties and established in January 2015	Shanghai, China	-	100.0
Advanced Semiconductor Engineering (HK) Limited	Engaged in the trading of substrates	Hong Kong	100.0	100.0
Shanghai Ding Wei Real Estate Development Co., Ltd.	Engaged in the development, construction and leasing of real estate properties	Shanghai, China	100.0	100.0
Shanghai Ding Yu Real Estate Development Co., Ltd.	Engaged in the development, construction and leasing of real estate properties	Shanghai, China	100.0	100.0
Kun Shan Ding Yue Real Estate Development Co., Ltd.	Engaged in the development, construction and leasing of real estate properties	Kun Shan, China	100.0	100.0
Kun Shan Ding Hong Real Estate Development Co., Ltd.	Engaged in the development, construction and leasing of real estate properties	Kun Shan, China	100.0	100.0
ASE Electronics Inc.	Engaged in the production of substrates	Kaohsiung, ROC	100.0	100.0
ASE Test Holdings, Ltd.	Holding company	British Cayman Islands	100.0	100.0
ASE Holdings (Singapore) Pte. Ltd.	Holding company	Singapore	100.0	100.0
ASE Test Finance Limited	Liquidated in July 2015	Mauritius	100.0	-
ASE Singapore Pte. Ltd.	Engaged in the packaging and testing of semiconductors	Singapore	100.0	100.0
ISE Labs, Inc.	Engaged in the testing of semiconductors	U.S.A.	100.0	100.0
ASE Electronics (M) Sdn. Bhd.	Engaged in the packaging and testing of semiconductors	Malaysia	100.0	100.0
ASE Assembly & Test (Shanghai) Limited	Engaged in the packaging and testing of semiconductors	Shanghai, China	100.0	100.0
ASE Trading (Shanghai) Ltd.	Engaged in trading activity and was invested by ASE Assembly & Test (Shanghai) Limited in January 2015	Shanghai, China	-	100.0
Wuxi Tongzhi Microelectronics Co., Ltd. (“Wuxi Tongzhi”)	Engaged in the packaging and testing of semiconductors	Wuxi, China	100.0	100.0
Huntington Holdings International Co., Ltd.	Holding company	British Virgin Islands	99.2	99.2
Senetex Investment Co., Ltd.	Liquidated in December 2015	Nantou, ROC	99.2	-
Unitech Holdings International Co., Ltd.	Holding company	British Virgin Islands	99.2	99.2

(Continued)

		Establishment and	Percentage of Ownership (%) December 31
Name of Investee	Main Businesses	Operating Location	2014	2015

Real Tech Holdings Limited	Holding company	British Virgin Islands	99.2	99.2
Universal ABIT Holding Co., Ltd.	In the process of liquidation	British Cayman Islands	99.2	99.2
Rising Capital Investment Limited	Holding company	British Virgin Islands	99.2	99.2
Rise Accord Limited	Holding company	British Virgin Islands	99.2	99.2
Cubuy Corporation	Liquidated in July 2015	Shanghai, China	99.2	-
Universal Scientific Industrial (Kunshan) Co., Ltd.	Engaged in the manufacturing and sale of computer assistance system and related peripherals	Kun Shan, China	99.2	99.2
USI Enterprise Limited (“USIE”)	Engaged in the services of investment advisory and warehousing management	Hong Kong	98.7	96.7
Universal Scientific Industrial (Shanghai) Co., Ltd. (“USISH”)	Engaged in the designing, manufacturing and sale of electronic components	Shanghai, China	82.1	75.7
Universal Global Technology Co., Limited	Holding company	Hong Kong	82.1	75.7
Universal Global Technology (Kunshan) Co., Ltd.	Engaged in the designing and manufacturing of electronic components	Kun Shan, China	82.1	75.7
Universal Global Technology (Shanghai) Co., Ltd.	Engaged in the processing and sales of computer and communication peripherals as well as business in import and export of goods and technology	Shanghai, China	82.1	75.7
Universal Global Electronics (Shanghai) Co., Ltd.	Engaged in the sale of electronic components and telecommunications equipment	Shanghai, China	82.1	75.7
Universal Global Industrial Co., Limited	Engaged in manufacturing, trading and investing activity	Hong Kong	82.1	75.7
Universal Global Scientific Industrial Co., Ltd. (“UGTW”)	Engaged in the manufacturing of components of telecomm and cars and provision of related R&D services	Nantou, ROC	82.1	75.7

(Continued)

		Establishment and	Percentage of Ownership (%) December 31
Name of Investee	Main Businesses	Operating Location	2014	2015

USI America Inc.	Engaged in the manufacturing and processing of motherboards and wireless network communication and provision of related technical service. The name was changed from USI Manufacturing Service Inc. to USI America Inc. in May 2015	U.S.A.	82.1	75.7
Universal Scientific Industrial De Mexico S.A. De C.V.	Engaged in the assembling of motherboards and computer components	Mexico	82.1	75.7
USI Japan Co., Ltd.	Engaged in the manufacturing and sale of computer peripherals, integrated chip and other related accessories	Japan	82.1	75.7
USI@Work, Inc.	Merged into USI America Inc. in August 2015	U.S.A.	82.1	-
USI Electronics (Shenzhen) Co., Ltd.	Engaged in the design, manufacturing and sale of motherboards and computer peripherals	Shenzhen, China	82.1	75.7

(Concluded)

a)	To enhance operational flexibility via structural adjustments, the board of directors of the Company’s subsidiary, USI, approved to spin-off of its investment business as well as capital reduction of NT$16,012,966 thousand (US$488,349 thousand) by reducing 1,601,297 thousand shares (a reduction ratio of 97.56%), and would transfer its investment business to USIINC, a newly established business entity. The record date of the spin-off was April 1, 2015. USI completed the registration process of capital reduction on April 17, 2015, and USIINC also completed the registration of the incorporation on the same date. Based on the consideration of the business value to be spun-off by USI, USIINC issued 1,000,000 thousand new ordinary shares to the shareholders of USI. Based on the shareholdings on the record date of the spin-off, the shareholders of USI received 609.27 shares of USIINC’s ordinary share in exchange of each 1,000 shares of USI’s ordinary share. After the spin-off, the Group has control over both USI and USIINC, and the spin-off did not have material impact on the financial position and business operation of the Group.

b)	To integrate the Group’s EMS upstream and downstream business resources, the board of directors approved in September 2015 the disposal of the Company’s 39,603 thousand shares in USI to the Company’s subsidiary, UGTW, at NT$20 (US$0.6) per share. Total consideration is NT$792,064 thousand (US$24,156 thousand) and the transaction price is based on the net value per share of USI’s audited financial statements as of June 30, 2015. The transaction has been approved by the Investment Commission of the ROC in February 2016 and the majority of the shares were transferred in March 2016, with the remaining to be transferred in May 2016.

e.	Business Combinations

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

 Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer's previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after re-assessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

When a business combination is achieved in stages, the Group's previously held equity interest in the acquiree is remeasured to its acquisition-date fair value and the resulting gain or loss, if any, is recognized in profit or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are recognized on the same basis as would be required if that interest were directly disposed of by the Group.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted retrospectively during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

Business combination involving entities under common control is not accounted for by acquisition method but accounted for at the carrying amounts of the entities. Prior period comparative information in the financial statements is restated as if a business combination involving entities under common control had already occurred in that period.

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

On the disposal of the Group’s entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation, all of the exchange differences accumulated in equity in respect of that operation attributable to the owners of the Company are reclassified to profit or loss.

In relation to a partial disposal of a subsidiary that does not result in the Group losing control over the subsidiary, the proportionate share of accumulated exchange differences is re-attributed to non-controlling interests of the subsidiary and is not recognized in profit or loss. For all other partial disposals of associates or joint arrangements that do not result in the Group losing significant influence or joint control, the proportionate share of the accumulated exchange differences recognized in other comprehensive income is reclassified to profit or loss.

g.	Inventories and Inventories Related to Real Estate Business

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

Inventories related to real estate business include land and buildings held for sale, land held for construction and construction in progress. Land held for development is recorded as land held for construction upon obtaining the title of ownership. Prior to the completion, the borrowing costs directly attributable to construction in progress are capitalized as part of the cost of the asset. Construction in progress is transferred to land and buildings held for sale upon completion. Land and buildings held for sale, construction in progress and land held for construction are stated at the lower of cost or net realizable value and related write-downs are made by item. The amounts received in advance for real estate properties are first recorded as advance receipts and then recognized as revenue when the construction is completed and the title and significant risk of the real estate properties are transferred to customers. Cost of sales of land and buildings held for sale are recognized based on the ratio of property sold to the total property developed.

h.	Investments in associates and joint ventures

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Joint venture is a joint arrangement whereby the Group and other parties that have joint control of the arrangement have rights to the net assets of the arrangement.

The Group uses the equity method to account for its investments in associates and joint ventures.

Under the equity method, investments in an associate and a joint venture are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the profit or loss and other comprehensive income of the associate and joint venture. The Group also recognizes the changes in the Group’s share of equity of associates and joint venture.

Any excess of the cost of acquisition over the Group’s share of the fair value of the net identifiable assets and liabilities of an associate or a joint venture at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment and is not amortized.

Gains and losses resulting from upstream, downstream and sidestream transactions between the Group (including its subsidiaries) and its associates or joint ventures are recognized in the Group’s consolidated financial statements only to the extent of interests in the associates or joint ventures that are not related to the Group.

i.	Property, Plant and Equipment

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

Freehold land is not depreciated.

Depreciation on property, plant and equipment is recognized using the straight-line method. Each significant part is depreciated separately. If the lease term is shorter than the useful lives, assets are depreciated over the lease term. The estimated useful lives, residual values and depreciation method are reviewed at each balance sheet date, with the effect of any changes in estimate accounted for on a prospective basis.

On derecognition of an item of property, plant and equipment, the difference between the sales proceeds and the carrying amount of the asset is recognized in profit or loss.

j.	Goodwill

Goodwill arising from an acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment loss.

For the purposes of impairment testing, goodwill is allocated to each of the Group’s cash-generating units or groups of cash-generating units (referred to as cash-generating units) that is expected to benefit from the synergies of the combination.

A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired, by comparing its carrying amount, including the attributed goodwill, with its recoverable amount. However, if the goodwill allocated to a cash-generating unit was acquired in a business combination during the current annual period, that unit shall be tested for impairment before the end of the current annual period. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

k.	Other Intangible Assets

Other intangible assets with finite useful lives acquired separately are initially measured at cost and subsequently measured at cost less accumulated amortization and accumulated impairment. Other intangible assets are amortized based on the pattern in which the economic benefits are consumed or using the straight-line method over their estimated useful lives. The estimated useful lives, residual value and amortization methods are reviewed at each balance sheet date, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets with indefinite useful lives that are acquired separately are measured at cost less accumulated impairment loss.

Other intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date which is regarded as their cost.

Subsequent to initial recognition, they are measured on the same basis as intangible assets that are acquired separately.

On derecognition of an intangible asset, the difference between the net disposal proceeds and the carrying amount of the asset are recognized in profit or loss.

l.	Impairment of Tangible and Intangible Assets Other than Goodwill

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets, excluding goodwill (see above), to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. When it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Corporate assets are allocated to the individual cash-generating units on a reasonable and consistent basis of allocation. Recoverable amount is the higher of fair value less costs to sell and value in use. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount, with the resulting impairment loss recognized in profit or loss.

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

m.	Financial Instruments

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

i.	Financial assets at fair value through profit or loss (“FVTPL”)

Financial assets are classified as at FVTPL when the financial assets are either held for trading or they are designated as at FVTPL.

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

•	Such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•	The financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group's documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	It forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as at FVTPL.

Financial assets at FVTPL are stated at fair value with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset.

Fair value is determined in the manner described in Note 31.

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

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss except for uncollectible trade receivables that are written off against the allowance account.

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

Debt and equity instruments issued by a group entity are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments issued by a group entity are recognized at the proceeds received, net of direct issue costs.

Repurchase of the Company’s own equity instruments is recognized in and deducted directly from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

3)	Financial liabilities

Financial liabilities are measured either at amortized cost using the effective interest method or at FVTPL. Financial liabilities measured at FVTPL are held for trading.

Financial liabilities at FVTPL are stated at fair value, with any gain or loss arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest or dividend paid on the financial liability. Fair value is determined in the manner described in Note 31.

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

4)	Derivative financial instruments

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument , in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. When the fair value of derivative financial instruments is positive, the derivative is recognized as a financial asset; when the fair value of derivative financial instruments is negative, the derivative is recognized as financial liabilities.

Derivatives embedded in non-derivative host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at FVTPL.

5)	Convertible bonds

a)	Convertible bonds contain conversion option classified as an equity

The component parts of compound instruments (convertible bonds) issued by the Group are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

On initial recognition, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible instruments. This amount is recorded as a liability on an amortized cost basis using the effective interest method until extinguished upon conversion or the instrument’s maturity date. Any embedded derivative liability is measured at fair value.

The conversion option classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognized and included in equity, net of income tax effects, and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to capital surplus - share premium. When the conversion option remains unexercised at maturity, the balance recognized in equity will be transferred to capital surplus - share premium.

Transaction costs that relate to the issue of the convertible bonds are allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are recognized directly in equity. Transaction costs relating to the liability component are included in the carrying amount of the liability component.

b)	Convertible bonds contain conversion option classified as a liability

The conversion options component of the convertible bonds issued by the Group that will be settled other than by the exchange of a fixed amount of cash or other financial asset for a fixed number of the Group’s own equity instruments is classified as derivative financial liabilities.

On initial recognition, the derivative financial liabilities component of the convertible bonds is recognized at fair value, and the initial carrying amount of the component of non-derivative financial liabilities is determined by deducting the amount of derivative financial liabilities from the fair value of the hybrid instrument as a whole. In subsequent periods, the non-derivative financial liabilities component of the convertible bonds is measured at amortized cost using the effective interest method. The derivative financial liabilities component is measured at fair value and the changes in fair value are recognized in profit or loss.

Transaction costs that relate to the issue of the convertible bonds are allocated to the derivative financial liabilities component and the non-derivative financial liabilities component in proportion to their relative fair values. Transaction costs relating to the derivative financial liabilities component are recognized immediately in profit or loss. Transaction costs relating to the non-derivative financial liabilities component are included in the carrying amount of the liability component.

n.	Hedge Accounting

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

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item. If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or a non-financial liability, the associated gains and losses that were recognized in other comprehensive income are removed from equity and are included in the initial cost of the non-financial asset or non-financial liability.

Hedge accounting is discontinued prospectively when the Group revokes the designated hedging relationship, or when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer meets the criteria for hedge accounting. The cumulative gain or loss on the hedging instruments that has been previously recognized in other comprehensive income from the period when the hedge was effective remains separately in equity until the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

o.	Revenue Recognition

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

Revenue from the sale of goods and real estate properties is recognized when the goods and real estate properties are delivered and titles have passed, at the time all the following conditions are satisfied:

•	The Group has transferred to the buyer the significant risks and rewards of ownership of the goods and real estate properties;

•	The Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods and real estate properties sold;

•	The amount of revenue can be reliably measured;

•	It is probable that the economic benefits associated with the transaction will flow to the Group; and

•	The costs incurred or to be incurred in respect of the transaction can be reliably measured.

2)	Rendering of services

Service income is recognized when services are rendered.

3)	Dividend and interest income

Dividend income from investments and interest income from financial assets are recognized when they are probable that the economic benefits will flow to the Group and the amount of income can be reliably measured. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

p.	Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

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

Operating lease payments are recognized as expenses on a straight-line basis over the lease term.

q.	Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

Other than stated above, all other borrowing costs are recognized in profit or loss in the period in which they are incurred.

r.	Government grants

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

s.	Retirement Benefit Costs

Payments to defined contribution retirement benefit plans are recognized as expenses when employees have rendered services entitling them to the contributions.

Defined benefit costs (including service cost, net interest and remeasurement) under the defined benefit retirement benefit plans are determined using the projected unit credit method. Service cost (including current service cost and past service cost) and net interest on the net defined benefit liability (asset) are recognized as employee benefits expense in the period they occur. Remeasurement, comprising actuarial gains and losses and the return on plan assets (excluding interest), is recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss.

Net defined benefit liability (asset) represents the actual deficit (surplus) in the Group’s defined benefit plan. Any surplus resulting from this calculation is limited to the present value of any refunds from the plans or reductions in future contributions to the plans.

t.	Employee share options

Employee share options granted to employees are measured at the fair value at the grant date. The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the Group's best estimate of the number of options that are expected to ultimately vest, with a corresponding increase in capital surplus - employee share options and non-controlling interests. It is recognized as an expense in full at the grant date if vesting immediately.

At each balance sheet date, the Group reviews its estimate of the number of employee share options expected to vest. The impact of the revision of the original estimates is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the capital surplus - employee share options and non-controlling interests.

u.	Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

1)	Current tax

Income tax on unappropriated earnings (excluding earnings from foreign consolidated subsidiaries) at a rate of 10% is expensed in the year the earnings arise and adjusted to the extent that distributions are approved by the shareholders in the following year.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

2)	Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, unused loss carry-forward and unused tax credits for purchases of machinery and equipment to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.

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

v.	U.S. Dollar Amounts

A translation of the consolidated financial statements into U.S. dollars is included solely for the convenience of the readers, and has been translated from New Taiwan dollar (NT$) at the exchange rate as set forth in the statistical release by the U.S. Federal Reserve Board of the United States, which was NT$32.79 to US$1.00 as of December 31, 2015. The translation should not be construed as a representation that the NT$ amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

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

Fair value measurements and valuation processes

As disclosed in Note 31, the Group’s management uses its judgments applying appropriate valuation techniques commonly applied by market practitioners. The assumptions applied are based on observable quoted market prices, foreign exchange rates and interest rates to the extent it is available. The fair value of unquoted equity instruments is estimated based on the assumptions supported by unobservable market prices and interest rates which are disclosed in Note 31. The Group’s management believes that the valuation techniques and the assumptions applied are appropriate in determining the fair value of financial instruments.

6.	CASH AND CASH EQUIVALENTS

	December 31
	2014	2015
	NT$	NT$	US$ (Note 4)

Cash on hand	$9,953	$8,806	$269
Checking accounts and demand deposits	43,059,911	50,291,823	1,533,755
Cash equivalent	8,624,546	4,950,552	150,977

	$51,694,410	$55,251,181	$1,685,001

Cash equivalents include time deposits that are of a short maturity of three months or less from the date of acquisitions, and are highly liquid, readily convertible to known amounts in cash and the risk of changes in values is insignificant. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investments or other purposes.

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2014	2015
	NT$	NT$	US$ (Note 4)

Financial assets designated as at FVTPL

Structured time deposits	$2,376,050	$1,646,357	$50,209
Private-placement convertible bonds	100,500	100,500	3,065

	2,476,550	1,746,857	53,274

Financial assets held for trading

Swap contracts	1,907,705	1,452,611	44,301
Open-end mutual funds	533,425	573,242	17,482
Quoted shares	43,352	37,058	1,130
Forward exchange contracts	27,811	18,913	577
Foreign currency option contracts	-	5,020	153
	2,512,293	2,086,844	63,643

	$4,988,843	$3,833,701	$116,917

Financial liabilities held for trading

Conversion option, redemption option and put option of convertible bonds (Note 18)	$2,520,606	$2,632,565	$80,286
Swap contracts	99,165	290,176	8,849
Forward exchange contracts	31,581	69,207	2,111
Foreign currency option contracts	-	13,659	416
Interest rate swap contracts	-	119	4

	$2,651,352	$3,005,726	$91,666

The Group invested in structured time deposits and in private-placement convertible bonds, and all included embedded derivative instruments which are not closely related to the host contracts. The Group designated the entire contracts as financial assets at FVTPL on initial recognition.

At each balance sheet date, the outstanding swap contracts not accounted for hedge accounting were as follows:

		Notional Amount
Currency	Maturity Period	(In Thousands)

December 31, 2014

Sell NT$/Buy US$	2015.01-2015.12	NT$36,199,735/US$1,209,000
Sell US$/Buy NT$	2015.01-2015.02	US$132,100/NT$4,149,958
Sell US$/Buy JPY	2015.01	US$72,248/JPY8,450,000
Sell US$/Buy CNY	2015.01-2015.06	US$80,000/CNY503,452
Sell CNY/Buy US$	2015.03	CNY217,288/US$35,000

December 31, 2015

Sell NT$/Buy US$	2016.01~2016.12	NT$57,554,138/US$1,802,834
Sell US$/Buy CNY	2016.01~2016.03	US$353,881/CNY 2,255,872
Sell US$/Buy JPY	2016.03	US$67,125/JPY 8,240,000
Sell US$/Buy NT$	2016.01	US$91,750/NT$ 3,005,494

At each balance sheet date, the outstanding forward exchange contracts not accounted for hedge accounting were as follow:

Notional Amount
Currency	Maturity Period	(In Thousands)

December 31, 2014

Sell US$/Buy NT$	2015.01	US$14,000/NT$438,434
Sell US$/Buy CNY	2015.01-2015.03	US$127,000/CNY785,683
Sell US$/Buy MYR	2015.01-2015.02	US$6,000/MYR20,860
Sell US$/Buy SGD	2015.01-2015.02	US$11,700/SGD15,211
Sell US$/Buy JPY	2015.01-2015.04	US$18,385/JPY2,177,800

December 31, 2015

Sell NT$/Buy US$	2016.02	NT$325,400/US$10,000
Sell US$/Buy CNY	2016.01~2016.03	US$121,000/CNY780,252
Sell US$/Buy JPY	2016.01	US$14,000/JPY1,713,388
Sell US$/Buy KRW	2016.01	US$8,000/KRW9,420,350
Sell US$/Buy MYR	2016.01~2016.02	US$6,000/MYR25,525
Sell US$/Buy NT$	2016.01~2016.03	US$155,000/NT$5,088,230
Sell US$/Buy SGD	2016.01~2016.02	US$11,400/SGD16,079

At each balance sheet date, the outstanding foreign currency option contracts not accounted for hedge accounting were as follows:

Notional Amount
Currency	Maturity Period	(In Thousands)

December 31, 2015

Buy US$ Call/CNY Put	2016.01~2017.08 (Note)	US$2,000/CNY13,800
Buy US$ Put/CNY Call	2016.03	US$20,000/CNY131,600
Sell US$ Put/CNY Call	2016.01~2017.08 (Note)	US$1,000/CNY6,900

Note:	The contracts will be settled once a month and the counterparty has the right to early terminate the contracts, or the contracts will be early terminated or both parties will have no obligation to settle the contracts when the specific criteria is met.

At each balance sheet date, the outstanding interest rate swap contracts not accounted for hedge accounting were as follows:

Maturity Period	Notional Amounts (In Thousands)	Range of Interest Rates Paid	Range of Interest Rates Received

December 31, 2015

2016.10	NT$1,000,000	4.6% (Fixed)	0.0%~5.0% (Floating)

8.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31
	2014	2015
	NT$	NT$	US$ (Note 4)

Limited partnership	$555,361	$476,612	$14,535
Unquoted ordinary shares	211,726	249,217	7,600
Quoted ordinary shares	195,070	197,580	6,026
Open-end mutual funds	1,500,434	16,037	489
Unquoted preferred shares	11,779	15,260	465
	2,474,370	954,706	29,115
Current	1,533,265	30,344	925

Non-current	$941,105	$924,362	$28,190

9.	TRADE RECEIVABLES, NET

	December 31
	2014	2015
	NT$	NT$	US$ (Note 4)

Trade receivables	$53,004,955	$45,014,393	$1,372,808
Less: Allowance for doubtful debts	84,145	82,906	2,528

Trade receivables, net	$52,920,810	$44,931,487	$1,370,280

a.	Trade receivables

The Group’s average credit terms were 30 to 90 days. Allowance for doubtful debts is assessed by reference to the collectability of receivables by evaluating the account aging, historical experience and current financial condition of customers.

As of December 31, 2014 and 2015, except that the Group’s five largest customers accounted for 30% and 26% of accounts receivable, respectively, the concentration of credit risk is insignificant for the remaining accounts receivable.

Aging of receivables

	December 31
	2014	2015
	NT$	NT$	US$ (Note 4)

Not past due	$47,387,888	$40,409,227	$1,232,364
1 to 30 days	5,222,943	3,901,300	118,978
31 to 90 days	306,052	495,664	15,116
More than 91 days	88,072	208,202	6,350

Total	$53,004,955	$45,014,393	$1,372,808

The above aging schedule was based on the past due date.

Age of receivables that are past due but not impaired

	December 31
	2014	2015
	NT$	NT$	US$ (Note 4)

Less than 30 days	$5,191,521	$3,086,796	$94,138
31 to 90 days	131,247	344,265	10,499
More than 91 days	1,407	-	-

Total	$5,324,175	$3,431,061	$104,637

The above aging schedule was based on the past due date.

Except for those impaired, the Group had not provided an allowance for doubtful debts on trade receivables at each balance sheet date since there has not been a significant change in credit quality and the amounts were still considered collectible. The Group did not hold any collateral or other credit enhancements over these balances nor did it have a legal right to offset against any amounts owed by the Group to counterparties.

Movement of the allowance for doubtful trade receivables

	Impaired Individually	Impaired Collectively	Total
	NT$	NT$	NT$

Balance at January 1, 2013	$34,225	$45,912	$80,137
Impairment losses reversed	(5,860)	(4,033)	(9,893)
Amount written off during the period as uncollectible	-	(757)	(757)

(Continued)

	Impaired Individually	Impaired Collectively	Total
	NT$	NT$	NT$

Effect of foreign currency exchange	$(1,480)	$113	$(1,367)

Balance at December 31, 2013	$26,885	$41,235	$68,120

Balance at January 1, 2014	$26,885	$41,235	$68,120
Impairment losses recognized	2,875	15,156	18,031
Amount written off during the period as uncollectible	(891)	(917)	(1,808)
Effect of foreign currency exchange	(564)	366	(198)

Balance at December 31, 2014	$28,305	$55,840	$84,145

Balance at January 1, 2015	$28,305	$55,840	$84,145
Impairment losses recognized (reversed)	18,816	(10,584)	8,232
Amount written off during the period as uncollectible	(7,617)	(209)	(7,826)
Effect of foreign currency exchange	(458)	(1,187)	(1,645)

Balance at December 31, 2015	$39,046	$43,860	$82,906

(Concluded)

	Impaired Individually	Impaired Collectively	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Balance at January 1, 2015	$863	$1,703	$2,566
Impairment losses recognized (reversed)	574	(323)	251
Amount written off during the period as uncollectible	(232)	(7)	(239)
Effect of foreign currency exchange	(14)	(36)	(50)

Balance at December 31, 2015	$1,191	$1,337	$2,528

b.	Transfers of financial assets

Factored trade receivables of the Company were as follows:

Counterparties	Receivables Sold (In Thousands)		Amounts Collected (In Thousands)		Advances Received At Year-end (In Thousands)		Interest Rates on Advances Received (%)	Credit Line (In Thousands)

Year ended December 31, 2014
Citi bank	US$	103,744	US$	103,744		—	—	US$	92,000

Year ended December 31, 2015
Citi bank	US$	78,804	US$	36,955	US$	41,849	1.30%	US$	92,000

Pursuant to the factoring agreement, losses from commercial disputes (such as sales returns and discounts) should be borne by the Company, while losses from credit risk should be borne by the banks. The Company also issued promissory notes to the banks for commercial disputes which remained undrawn since. The promissory notes both amounted to US$5,000 thousand as of December 31, 2014 and 2015, respectively. As of December 31, 2015, there was no significant loss from commercial disputes in the past and the Company does not expect any significant commercial dispute loss in the foreseeable future.

10.	INVENTORIES

	December 31
	2014	2015
	NT$	NT$	US$ (Note 4)

Finished goods	$6,568,459	$10,012,182	$305,343
Work in process	2,064,377	1,692,346	51,612
Raw materials	10,155,006	9,672,894	294,995
Supplies	797,353	852,251	25,991
Raw materials and supplies in transit	577,898	1,028,606	31,369

	$20,163,093	$23,258,279	$709,310

The cost of inventories recognized as operating costs for the years ended December 31, 2013, 2014 and 2015 were NT$176,637,295 thousand, NT$202,960,428 thousand and NT$233,165,722 thousand (US$7,110,879 thousand), respectively, which included write-downs of inventories at NT$453,468 thousand, NT$601,726 thousand and NT$352,011 thousand (US$10,735 thousand), respectively.

11.	INVENTORIES RELATED TO REAL ESTATE BUSINESS

	December 31
	2014	2015
	NT$	NT$	US$ (Note 4)

Land and buildings held for sale	$5,558	$5,431	$166
Construction in progress (Note 16)	22,242,065	23,956,678	730,609
Land held for construction	1,738,855	1,751,429	53,413

	$23,986,478	$25,713,538	$784,188

Land and buildings held for sale located in Shanghai Zhangjiang was completed and successively sold. Construction in progress is mainly located on Caobao Road and Hutai Road in Shanghai, China and Lidu Road and Xinhong Road in Kun Shan, China. The capitalized borrowing costs for the years ended December 31, 2013, 2014 and 2015 is disclosed in Note 22.

As of December 31, 2014 and 2015, inventories related to real estate business of NT$23,697,339 thousand and NT$24,837,046 thousand(US$757,458 thousand), respectively, are expected to be recovered longer than twelve months.

Refer to Note 33 for the carrying amount of inventories related to real estate business that had been pledged by the Group to secure bank borrowings.

12.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

	December 31
	2014	2015
	NT$	NT$	US$ (Note 4)

Investments in associates	$1,468,242	$36,789,760	$1,121,981
Investments in joint ventures	-	613,841	18,720

	$1,468,242	$37,403,601	$1,140,701

a.	Investments in associates

1)	Investments in associates accounted for using the equity method consisted of the following:

			Carrying Amount as of December 31
			2014	2015
			NT$	NT$	US$
Name of Associate	Main Business	Operating Location			(Note 4)

Material associate
Siliconware Precision Industries Co., Ltd. (“SPIL”)	Engaged in assembly, testing and turnkey services of integrated circuits	ROC	$-	$35,423,058	$1,080,301
Associates that are not individually material
Hung Ching Development & Construction Co. (“HC”)	Engaged in the development, construction and leasing of real estate properties	ROC	1,327,201	1,294,191	39,469
Hung Ching Kwan Co. (“HCK”)	Engaged in the leasing of real estate properties	ROC	342,138	332,444	10,139
Advanced Microelectronic Products Inc. (“AMPI”)	Engaged in integrated circuit	ROC	99,052	40,216	1,226
			1,768,391	37,089,909	1,131,135
	Less: Deferred gain on transfer of land		300,149	300,149	9,154

			$1,468,242	$36,789,760	$1,121,981

2)	At each balance sheet date, the percentages of ownership held by the Group were as follows:

	December 31
	2014	2015

SPIL	-	24.99%
HC	26.22%	26.22%
AMPI	18.24%	18.24%
HCK	27.31%	27.31%

3)	In September 2015, the Company acquired 725,749 thousand ordinary shares and 10,650 thousand units of ADS (one ADS represents five ordinary shares) of SPIL at NT$45 (US$1.37) per ordinary share. The percentage of ownership was 24.99% and, as a result, the Company obtained significant influence over SPIL. As of December 31, 2015, the Company has not completed the purchase price allocation for the difference between the cost of the investment and the Company’s share of the net fair value of SPIL’s identifiable assets and liabilities.

In December 2015, the Company’s board of directors resolved to purchase additional ordinary shares (including ordinary shares represented by ADS) of SPIL up to 770,000 thousand shares, accounting for approximately 24.71% of the outstanding ordinary shares of SPIL, through a tender offer for a consideration of NT$55 (US$1.68) per ordinary share and NT$275 (US$8.39) per ADS from December 29, 2015 to February 16, 2016, which was then extended to March 17, 2016. As of March 17, 2016, as the Fair Trade Commission of the ROC had not yet approved the combination between the Company and SPIL, the condition to complete the tender offer was not satisfied. The second offer to purchase SPIL’s ordinary shares from whom had participated in the tender offer was withdrawn.

In March and April 2016, the Company acquired additional 209,848 thousand ordinary shares and additional 9,690 thousand units of ADS of SPIL with a total consideration of NT$13,735,498 thousand (US$418,893 thousands). As of April 28, 2016, the Company owns 33.29% of the outstanding ordinary shares of SPIL.

4)	In January 2014, the Company acquired additional ordinary shares of AMPI in a private placement and, as a result, obtained significant influence over AMPI. The private-placement ordinary shares were restricted for disposal during a 3-year lock-up period.

5)	Fair values (Level 1 inputs in terms of IFRS 13) of investments in associates with available published price quotation are summarized as follows:

	December 31
	2014	2015
	NT$	NT$	US$ (Note 4)

SPIL	$-	$40,741,700	$1,242,504
HC	$1,427,499	$1,149,549	$35,058
AMPI	$184,862	$104,255	$3,179

6)	Summarized financial information in respect of the Group’s material associate is set out below. The summarized financial information below represents amounts shown in SPIL’s consolidated financial statements prepared in accordance with IFRSs as issued by the IASB adjusted by the Group for equity method accounting purposes.

	December 31, 2015
	NT$	US$ (Note 4)

Current assets	$48,785,212	$1,487,808
Non-current assets	74,424,040	2,269,717
Current liabilities	(30,677,239)	(935,567)
Non-current liabilities	(23,002,788)	(701,518)

Equity	$69,529,225	$2,120,440

Proportion of the Group’s ownership interest in SPIL	24.99%	24.99%

Net assets attributable to the Group	$17,375,353	$529,898
The difference between investment cost and net assets	18,047,705	550,403

Carrying amount of the Group’s ownership interest in SPIL	$35,423,058	$1,080,301

	For the Year Ended December 31, 2015
	NT$	US$ (Note 4)

Operating revenue	$82,839,922	$2,526,378
Gross profit	$21,609,300	$659,021
Profit before income tax	$10,377,522	$316,484

Net profit for the year	$9,011,463	$274,824
Other comprehensive loss for the year	(906,776)	(27,655)

Total comprehensive income for the year	$8,104,687	$247,169

7)	Aggregate information of associates that are not individually material

	For the Years Ended December 31
	2013	2014	2015
	NT$	NT$	NT$	US$
				(Note 4)
The Group’s share of:
Net profit for the year	$76,783	$133,929	$120,749	$3,683
Other comprehensive income (loss) for the year	56,485	234,125	(2,916)	(89)

Total comprehensive income for the year	$133,268	$368,054	$117,833	$3,594

b.	Investments in joint ventures

1)	Investment in joint ventures that are not individually material accounted for using the equity method consisted of the following:

			December 31, 2015
Name of Joint Venture	Main Business	Operating Location	Percentages of Ownership	Carrying Amount
				NT$	US$
					(Note 4)

ASE Embedded Electronics Inc. (“ASEEE”)	Engaged in the production of embedded substrate	ROC	51.00%	$613,841	$18,720

In May 2015, the Group and TDK Corporation (“TDK”) entered into an agreement to establish a joint venture to invest in ASEEE. In August 2015, the Croup invested NT$618,097 thousand (US$18,850 thousand) for 51.00% shareholding in ASEEE. According to the joint arrangement, the Group and TDK must act together to direct the relevant operating activities and, as a result, the Group does not control ASEEE. The investment in ASEEE is accounted for using the equity method.

2)	Aggregate information of joint venture that is not individually material

	For the Year Ended December 31, 2015
	NT$	US$ (Note 4)

The Group’s share of:
Net loss for the year	$(4,274)	$(130)
Other comprehensive income for the year	-	-

Total comprehensive loss for the year	$(4,274)	$(130)

Investments accounted for using the equity method and the share of loss and other comprehensive income of those investments were calculated based on the audited financial statements prepared in accordance with IFRSs as issued by the IASB.

13.	PROPERTY, PLANT AND EQUIPMENT

The carrying amounts of each class of property, plant and equipment were as follows:

	December 31
	2014	2015
	NT$	NT$	US$ (Note 4)

Land	$3,348,018	$3,381,300	$103,120
Buildings and improvements	56,395,710	59,801,054	1,823,758
Machinery and equipment	84,171,647	78,715,309	2,400,589
Other equipment	1,816,687	1,814,994	55,352
Construction in progress and machinery in transit	5,855,053	6,284,418	191,657

	$151,587,115	$149,997,075	$4,574,476

For the year ended December 31, 2013

	Land	Buildings and improvements	Machinery and equipment	Other equipment	Construction in progress and machinery in transit	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2013	$3,274,086	$63,482,739	$193,973,968	$5,941,567	$8,178,827	$274,851,187
Additions	-	5,447,913	14,484,611	318,841	6,792,707	27,044,072
Disposals	-	(412,648)	(9,479,630)	(197,203)	(38,565)	(10,128,046)
Reclassification	-	758,850	7,661,570	142,791	(8,638,840)	(75,629)
Acquisitions through business combinations	-	5,106	278,862	122,108	-	406,076
Effect of foreign currency exchange differences	21,672	1,311,577	1,432,524	56,485	715,573	3,537,831

Balance at December 31, 2013	$3,295,758	$70,593,537	$208,351,905	$6,384,589	$7,009,702	$295,635,491

Accumulated depreciation and impairment

Balance at January 1, 2013	$-	$22,307,146	$120,775,451	$4,570,816	$-	$147,653,413
Depreciation expense	-	3,555,865	20,486,896	653,846	-	24,696,607
Impairment losses recognized (reversed)	-	(15,754)	508,894	2,407	-	495,547
Disposals	-	(368,707)	(9,285,927)	(166,371)	-	(9,821,005)
Reclassification	-	(24,797)	58,448	(45,735)	-	(12,084)
Acquisitions through business combinations	-	2,473	108,365	36,818	-	147,656
Effect of foreign currency exchange differences	-	370,710	614,596	(7,280)	-	978,026

Balance at December 31, 2013	$-	$25,826,936	$133,266,723	$5,044,501	$-	$164,138,160

For the year ended December 31, 2014

	Land	Buildings and improvements	Machinery and equipment	Other equipment	Construction in progress and machinery in transit	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2014	$3,295,758	$70,593,537	$208,351,905	$6,384,589	$7,009,702	$295,635,491
Additions	-	1,246,123	1,140,822	572,766	40,488,876	43,448,587
Disposals	-	(299,515)	(8,188,532)	(447,047)	(56,209)	(8,991,303)
Reclassification	-	12,683,476	27,935,525	395,115	(41,044,364)	(30,248)
Effect of foreign currency exchange differences	52,260	2,501,633	4,429,907	277,151	(535,788)	6,725,163

Balance at December 31, 2014	$3,348,018	$86,725,254	$233,669,627	$7,182,574	$5,862,217	$336,787,690

Accumulated depreciation and impairment

Balance at January 1, 2014	$-	$25,826,936	$133,266,723	$5,044,501	$-	$164,138,160
Depreciation expense	-	3,980,337	21,180,214	644,491	-	25,805,042
Impairment losses recognized	-	79,124	211,466	-	7,164	297,754
Disposals	-	(248,477)	(7,786,216)	(433,863)	-	(8,468,556)
Reclassification	-	7,459	(7,122)	(7,907)	-	(7,570)
Effect of foreign currency exchange differences	-	684,165	2,632,915	118,665	-	3,435,745

Balance at December 31, 2014	$-	$30,329,544	$149,497,980	$5,365,887	$7,164	$185,200,575

For the year ended December 31, 2015

	Land	Buildings and improvements	Machinery and equipment	Other equipment	Construction in progress and machinery in transit	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2015	$3,348,018	$86,725,254	$233,669,627	$7,182,574	$5,862,217	$336,787,690
Additions	-	132,584	553,496	401,417	27,193,324	28,280,821
Disposals	-	(405,040)	(8,041,933)	(232,555)	(20,711)	(8,700,239)
Reclassification	-	8,579,472	18,054,712	389,783	(26,893,158)	130,809
Effect of foreign currency exchange differences	33,282	(584,338)	(952,295)	(18,811)	256,088	(1,266,074)

Balance at December 31, 2015	$3,381,300	$94,447,932	$243,283,607	$7,722,408	$6,397,760	$355,233,007

Accumulated depreciation and impairment

Balance at January 1, 2015	$-	$30,329,544	$149,497,980	$5,365,887	$7,164	$185,200,575
Depreciation expense	-	4,790,646	23,372,408	775,716	-	28,938,770
Impairment losses recognized	-	120,424	31,116	-	106,589	258,129
Disposals	-	(308,895)	(7,838,937)	(224,509)	-	(8,372,341)
Reclassification	-	5,704	(11,920)	3,008	-	(3,208)
Effect of foreign currency exchange differences	-	(290,545)	(482,349)	(12,688)	(411)	(785,993)

Balance at December 31, 2015	$-	$34,646,878	$164,568,298	$5,907,414	$113,342	$205,235,932

	Land	Buildings and improvements	Machinery and equipment	Other equipment	Construction in progress and machinery in transit	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Cost

Balance at January 1,2015	$102,105	$2,644,869	$7,126,247	$219,048	$178,781	$10,271,050
Additions	-	4,043	16,880	12,242	829,318	862,483
Disposals	-	(12,353)	(245,256)	(7,092)	(632)	(265,333)
Reclassification	-	261,649	550,616	11,887	(820,163)	3,989
Effect of foreign currency exchange differences	1,015	(17,821)	(29,042)	(574)	7,810	(38,612)

Balance at December 31, 2015	$103,120	$2,880,387	$7,419,445	$235,511	$195,114	$10,833,577

Accumulated depreciation and impairment

Balance at January 1, 2015	$-	$924,963	$4,559,255	$163,644	$218	$5,648,080
Depreciation expense	-	146,101	712,791	23,657	-	882,549
Impairment losses recognized	-	3,673	949	-	3,251	7,873
Disposals	-	(9,420)	(239,065)	(6,847)	-	(255,332)
Reclassification	-	174	(364)	92	-	(98)
Effect of foreign currency exchange differences	-	(8,862)	(14,710)	(387)	(12)	(23,971)

Balance at December 31,2015	$-	$1,056,629	$5,018,856	$180,159	$3,457	$6,259,101

Due to the Group’s operation plans and production demands, the Group believed that a portion of property, plant and equipment used in packaging segment, testing segment, EMS segment and other segment was not used and recognized an impairment loss of NT$495,547 thousand, NT$297,754 thousand and NT$258,129 thousand (US$7,873 thousand) under the line item of other income and expenses in the consolidated statements of comprehensive income for the years ended December 31, 2013, 2014 and 2015, respectively. The recoverable amount of a portion of the impaired property, plant and equipment is determined by its fair value less costs of disposal, of which the fair value is based on the recent quoted prices of assets with similar age and obsolescence that provided by the vendors in secondary market. The recent quoted prices of assets are a Level 3 input in terms of IFRS 13 because the secondary market is not very active. The recoverable amount of the other portion of the impaired property, plant and equipment for the years ended December 31, 2013, 2014 and 2015 is determined on the basis of its value in use which was zero due to the Group’s expectation to derive no cash flows from these assets.

Each class of property, plant and equipment was depreciated on a straight-line basis over the following useful lives:

Buildings and improvements
Main plant buildings	10-40 years
Cleanrooms	10-20 years
Others	3-20 years
Machinery and equipment	2-10 years
Other equipment	2-20 years

The capitalized borrowing costs for the years ended December 31, 2013, 2014 and 2015 are disclosed in Note 22.

14.	GOODWILL

	Cost	Accumulated impairment	Carrying amount
	NT$	NT$	NT$

Balance at January 1, 2013	$12,295,819	$1,988,996	$10,306,823
Effect of foreign currency exchange differences	40,997	-	40,997

Balance at December 31, 2013	12,336,816	1,988,996	10,347,820
Effect of foreign currency exchange differences	97,595	-	97,595

Balance at December 31, 2014	12,434,411	1,988,996	10,445,415
Effect of foreign currency exchange differences	61,104	-	61,104

Balance at December 31, 2015	$12,495,515	$1,988,996	$10,506,519

	Cost	Accumulated impairment	Carrying amount
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Balance at January 1, 2015	$379,214	$60,659	$318,555
Effect of foreign currency exchange differences	1,863	-	1,863

Balance at December 31, 2015	$381,077	$60,659	$320,418

a.	Allocating goodwill to cash-generating units

Goodwill had been allocated to the following cash-generating units for impairment testing purposes: packaging segment, testing segment, EMS segment and other segment. The carrying amount of goodwill allocated to cash-generating units was as follows:

	December 31
	2014	2015
Cash-generating units	NT$	NT$	US$ (Note 4)

Testing segment	$7,846,460	$7,890,525	$240,638
Others	2,598,955	2,615,994	79,780

	$10,445,415	$10,506,519	$320,418

b.	Impairment assessment

At the end of each year, the Group performs impairment assessment by reviewing the recoverable amounts based on value in use which incorporates cash flow projections covering a five-year period. The cash flows beyond that five-year period have been extrapolated using a steady 2% per annum growth rate. In assessing value in use, the estimated future cash flows are discounted to their present value using annual discount rates. For the years ended December 31, 2013, 2014 and 2015, the Group did not recognize impairment loss on goodwill.

The key assumptions used in the value in use calculations are growth rates for operating revenue and discount rates. Growth rates for operating revenue are based on the revenue forecast for the Group and the market as well as our historical experience. The discount rates were 9.56%-11.80%, 9.70%-11.50% and 8.67%- 10.71% as of December 31, 2013, 2014 and 2015, respectively

Management believed that any reasonably possible change in the key assumptions on which recoverable amount was based would not cause the aggregate carrying amount of the cash-generating unit to exceed its aggregate recoverable amount significantly.

15.	OTHER INTANGIBLE ASSETS

The carrying amounts of each class of other intangible assets were as follows:

	December 31
	2014	2015
	NT$	NT$	US$ (Note 4)

Customer relationships	$501,501	$274,402	$8,368
Computer software	798,127	953,322	29,074
Others	168,243	154,369	4,708

	$1,467,871	$1,382,093	$42,150

For the year ended December 31, 2013

	Customer relationships	Computer software	Others	Total
	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2013	$1,579,015	$3,354,834	$2,299,958	$7,233,807
Additions	-	306,795	6,315	313,110
Disposals or derecognization	-	(6,022)	(5,272)	(11,294)
Reclassification	-	(8,684)	-	(8,684)
Acquisitions through business combinations	-	3,508	-	3,508
Effect of foreign currency exchange differences	-	29,404	3,654	33,058

Balance at December 31, 2013	$1,579,015	$3,679,835	$2,304,655	$7,563,505

(Continued)

	Customer relationships	Computer software	Others	Total
	NT$	NT$	NT$	NT$

Accumulated amortization

Balance at January 1, 2013	$776,600	$2,738,397	$1,664,364	$5,179,361
Amortization expense	147,594	256,147	370,563	774,304
Disposals or derecognization	-	(6,022)	(5,272)	(11,294)
Reclassification	-	25	-	25
Acquisitions through business combinations	-	688	-	688
Effect of foreign currency exchange differences	-	13,593	1,004	14,597

Balance at December 31, 2013	$924,194	$3,002,828	$2,030,659	$5,957,681

(Concluded)

For the year ended December 31, 2014

	Customer relationships	Computer software	Others	Total
	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2014	$1,579,015	$3,679,835	$2,304,655	$7,563,505
Additions	-	375,623	20,843	396,466
Disposals or derecognization	-	(1,232,757)	(6,406)	(1,239,163)
Reclassification	-	6,228	-	6,228
Effect of foreign currency exchange differences	-	54,002	4,456	58,458

Balance at December 31, 2014	$1,579,015	$2,882,931	$2,323,548	$6,785,494

Accumulated amortization

Balance at January 1, 2014	$924,194	$3,002,828	$2,030,659	$5,957,681
Amortization expense	153,320	269,375	123,039	545,734
Disposals or derecognization	-	(1,227,346)	-	(1,227,346)
Reclassification	-	2,516	-	2,516
Effect of foreign currency exchange differences	-	37,431	1,607	39,038

Balance at December 31, 2014	$1,077,514	$2,084,804	$2,155,305	$5,317,623

For the year ended December 31, 2015

	Customer relationships	Computer software	Others	Total
	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2015	$1,579,015	$2,882,932	$2,323,547	$6,785,494
Additions	-	481,412	9,723	491,135
Disposals or derecognization	(663,379)	(8,426)	(1,984,118)	(2,655,923)
Reclassification	-	12,360	-	12,360

(Continued)

	Customer relationships	Computer software	Others	Total
	NT$	NT$	NT$	NT$

Effect of foreign currency exchange differences	$-	$(29,918)	$(1,732)	$(31,650)

Balance at December 31, 2015	$915,636	$3,338,360	$347,420	$4,601,416

Accumulated amortization

Balance at January 1, 2015	$1,077,514	$2,084,804	$2,155,305	$5,317,623
Amortization expense	227,099	325,856	26,939	579,894
Disposals or derecognization	(663,379)	(7,402)	(1,983,914)	(2,654,695)
Reclassification	-	3,190	-	3,190
Effect of foreign currency exchange differences	-	(21,410)	(5,279)	(26,689)

Balance at December 31, 2015	$641,234	$2,385,038	$193,051	$3,219,323

(Concluded)

	Customer relationships	Computer software	Others	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Cost

Balance at January 1, 2015	$48,155	$87,921	$70,861	$206,937
Additions	-	14,682	297	14,979
Disposals or derecognization	(20,231)	(257)	(60,510)	(80,998)
Reclassification	-	377	-	377
Effect of foreign currency exchange differences	-	(912)	(53)	(965)

Balance at December 31, 2015	$27,924	$101,811	$10,595	$140,330

Accumulated amortization

Balance at January 1, 2015	$32,861	$63,580	$65,731	$162,172
Amortization expense	6,926	9,938	821	17,685
Disposals or derecognization	(20,231)	(226)	(60,503)	(80,960)
Reclassification	-	97	-	97
Effect of foreign currency exchange differences	-	(652)	(162)	(814)

Balance at December 31, 2015	$19,556	$72,737	$5,887	$98,180

Each class of other intangible assets, except a portion of customer relationships amortized based on the pattern in which the economic benefits are consumed, were amortized on the straight-line basis over the following useful lives:

Customer relationships	11 years
Computer software	2-5 years
Others	5-32 years

16.	LONG-TERM PREPAYMENTS FOR LEASE

Long-term prepayments for lease mainly represent land use right located in China with periods for use from 50 to 70 years. As of December 31, 2014 and 2015, the carrying amount of the land use right which the Group was in the process of obtaining the certificates was NT$17,594 thousand and nil, respectively. During 2014, the land use right located in China which the Group obtained the certificates was reclassified from long-term prepayments for lease to construction in progress under inventories related to real estate business.

17.	BORROWINGS

a.	Short-term borrowings

Short-term borrowings mainly represented unsecured revolving bank loans with annual interest rates at 0.81%-6.00% and 0.57%-5.78% as of December 31, 2014 and 2015, respectively.

b.	Short-term bills payable

Short-term bills payable outstanding as of December 31, 2015 represented commercial papers NT$4,350,000 thousand (US$132,662 thousand) less unamortized discounts of NT$1,946 thousand (US$59 thousand) with annual interest rate at 0.78%. The commercial papers were secured by China Bills Finance Corporation and Mega Bills Finance Corporation.

c.	Long-term borrowings

1)	Bank loans

As of December 31, 2014 and 2015, the long-term bank loans with fixed interest rates were NT$1,192,975 thousand and NT$1,500,000 thousand (US$45,746 thousand), respectively, with annual interest rates at 1.10%-6.15% and 1.17%, respectively. The long-term bank loans with fixed interest rate will be repayable in December 2018. As of December 31, 2014 and 2015, the current portion of long-term bank loans with fixed interest rates were NT$116,876 thousand and nil, respectively. The others were long-term bank loans with floating interest rate and consisted of the followings:

	December 31
	2014	2015
	NT$	NT$	US$ (Note 4)

Working capital bank loans
Syndicated bank loans - repayable through April 2016 to July 2018, annual interest rates were 0.90%-1.83% and 1.56%-1.92% as of December 31, 2014 and 2015, respectively	$10,760,548	$12,159,037	$370,816
Others - repayable through June 2016 to August 2019, annual interest rates were 1.03%-3.74% and 0.90%-3.98% as of December 31, 2014 and 2015, respectively	12,479,650	25,660,638	782,575

(Continued)

	December 31
	2014	2015
	NT$	NT$	US$ (Note 4)

Mortgage loans
Repayable through July 2016 to June 2023, annual interest rates were 6.77% and 4.95%-5.39% as of December 31, 2014 and 2015, respectively	$2,534,483	$3,251,139	$99,150
	25,774,681	41,070,814	1,252,541
Less: unamortized arrangement fee	32,225	18,670	569
	25,742,456	41,052,144	1,251,972
Less: current portion	2,714,131	2,057,465	62,747

	$23,028,325	$38,994,679	$1,189,225

(Concluded)

Pursuant to the above syndicated bank loans agreements, the Company and some of its subsidiaries should maintain certain financial covenants including current ratio, leverage ratio, tangible net assets and interest coverage ratio. Such financial ratios are calculated based on the Group’s annual audited consolidated financial statements or semi-annual reviewed consolidated financial statements or subsidiaries’ annual audited financial statements under local GAAP. The Company and its subsidiaries were in compliance with all of the loan covenants as of December 31, 2014 and 2015.

The Group had sufficient long term credit facility obtained before December 31, 2015 to refinance a portion of loans on a long-term basis. Therefore, NT$2,105,883 thousand (US$64,223 thousand) was not classified as current portion of long-term borrowings as of December 31, 2015.

2)	Bills payable

Long-term bills payable represented unsecured commercial paper NT$2,000,000 thousand (US$60,994 thousand) less unamortized discounts of NT$1,011 thousand (US$31 thousand) with annual interest rate at 1.03% as of December 31, 2015. The commercial paper contract was entered into with Ta Ching Bills Finance Corporation and the duration is 3 years.

18.	BONDS PAYABLE

	December 31
	2014	2015
	NT$	NT$	US$ (Note 4)

Secured domestic bonds - secured by banks
Repayable at maturity in August 2016 and interest due annually with annual interest rate 1.45%	$8,000,000	$8,000,000	$243,977
Unsecured convertible overseas bonds
US$400,000 thousand	12,660,000	13,130,000	400,427
US$200,000 thousand (linked to New Taiwan dollar)	-	6,185,600	188,643

(Continued)

	December 31
	2014	2015
	NT$	NT$	US$ (Note 4)

Secured overseas bonds - secured by the Company
US$300,000 thousand, repayable at maturity in July 2017; interest due semi-annually with annual interest rate 2.125%	$9,495,000	$9,847,500	$300,320
CNY500,000 thousand, repayable at maturity in September 2016 and interest due semi-annually with annual interest rate 4.25%	2,586,207	2,527,489	77,081
	32,741,207	39,690,589	1,210,448
Less: discounts on bonds payable	1,471,076	1,264,339	38,559
	31,270,131	38,426,250	1,171,889
Less: current portion	-	14,685,866	447,876

	$31,270,131	$23,740,384	$724,013

(Concluded)

The Group had sufficient long term credit facility obtained before December 31, 2015 to refinance a portion of the bonds payable on a long-term basis. Therefore, NT$8,000,000 thousand (US$243,977 thousand) was not classified as current portion of bonds payable as of December 31, 2015.

a.	In September 2013, the Company offered the third unsecured convertible overseas bonds (the “Bonds”) in US$400,000 thousand. The Bonds is zero coupon bonds with the maturity of 5 years, in denominations of US$200 thousand or in any integral multiples thereof. Each holder of the Bonds has the right at any time on or after October 16, 2013 and up to (and including) August 26, 2018, except during legal lock-up period, to convert the Bonds into newly issued listed common shares at the conversion price NT$33.085, determined on the basis of a fixed exchange rate of US$1 to NT$29.956. The conversion price will be adjusted in accordance with the conversion provisions due to anti-dilution clause. As of December 31, 2014 and 2015, the conversion price was NT$31.93 and NT$30.28 (US$0.92), respectively.

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

Each holder shall have the right to request the Company repurchase all or any portion of the principal amount thereof of a holder’s Bonds (1) on the third anniversary of the offering date, (2) in the event of a change of control, or (3) in the event of delisting.

The Bonds contained a debt host contract, recognized as bonds payable, and the conversion option, redemption option and put option (collectively the “Bonds Options”) aggregately recognized as financial liabilities at FVTPL. The effective interest rate of the debt host contract was 3.16% and the aggregate fair value of the Bonds Options was NT$1,667,950 thousand on initial recognition.

b.	In July 2015, the Company offered the forth unsecured convertible overseas bonds (the “Currency Linked Bonds”) in US$200,000 thousand. The Currency Linked Bonds is zero coupon bonds with the maturity of 2.75 years, in denominations of US$200 thousand or in any integral multiples thereof. Repayment, redemption and put amount denominated in U.S. dollar will be converted into New Taiwan dollar amount using a fixed exchange rate of US$1 to NT$30.928 (the “Fixed Exchange Rate”) and then converted back to U.S. dollar amount using the applicable prevailing rate at the time of repayment, redemption or put. Each holder of the Currency Linked Bonds has the right at any time on or after August 11, 2015 and up to (and including) March 17, 2018, except during legal lock-up period, to convert the Currency Linked Bonds into common shares at the conversion price NT$54.55, determined on the basis of the Fixed Exchange Rate. The Company’s treasury shares will be available for delivery upon conversion of the Currency Linked Bonds. The conversion price will be adjusted in accordance with the conversion provisions due to anti-dilution clause. As of December 31, 2015, the conversion price was NT$51.73 (US$1.58).

The Currency Linked Bonds may be redeemed at the option of the Company, in whole or in part, at any time on or after March 19, 2018 provided that (1) the closing price, translated into U.S. dollars, of the common shares for a period of 20 out of 30 consecutive trading days is at least 130% of the conversion price, (2) at least 90% in aggregate principal amount of the Currency Linked Bonds originally outstanding has been redeemed, repurchased and canceled or converted, or (3) the Company is required to pay additional taxes on the Currency Linked Bonds as a result of certain changes in tax laws in the ROC.

Each holder shall have the right to request the Company repurchase all or any portion of the principal amount thereof of a holder’s Currency Linked Bonds (1) in the event of a change of control, or (2) in the event of delisting.

The Currency Linked Bonds contained a debt host contract, recognized as bonds payable, and the conversion option, recognized as capital surplus. The effective interest rate of the debt host contract was 1.58% and the fair value of the conversion option was NT$214,022 thousand (US$6,527 thousand) on initial recognition.

c.	To focus on corporate sustainability and to carry out the commitment to environmental protection and energy conservation, Anstock II Limited, a subsidiary the Company 100% owned, offered overseas bonds in US$300,000 thousand with the maturity of 3 years and annual interest rate of 2.125% (the “Green Bonds”) in July 2014. The Green Bonds are unconditionally and irrevocably guaranteed by the Company and the proceeds will be used to fund certain eligible projects to promote the Group’s transition to low-carbon and climate resilient growth.

19.	OTHER PAYABLES

	December 31
	2014	2015
	NT$	NT$	US$ (Note 4)

Payables for property, plant and equipment	$7,097,129	$4,782,357	$145,848
Accrued salary and bonus	5,550,040	5,826,982	177,706
Accrued bonus to employees or employees’ compensation and remuneration to directors and supervisors	2,602,796	2,270,608	69,247
Accrued employee insurance	572,259	599,218	18,274
Accrued utilities	495,404	466,956	14,241
Accrued legal settlement fee	814,185	-	-
Others	5,232,703	5,248,697	160,070

	$22,364,516	$19,194,818	$585,386

The Company and its subsidiary, ASE US, reached the final settlement agreement with Tessera Inc. (“Tessera”) in October 2014 to resolve the patent infringement lawsuit, and Tessera has dismissed all claims against the Company and ASE US. The final settlement amount was NT$814,185 thousand (US$27,000 thousand as resolved in the final settlement agreement in October 2014) and paid in January 2015.

20.	RETIREMENT BENEFIT PLANS

a.	Defined contribution plans

1)	The pension plan under the ROC Labor Pension Act (“LPA”) for the Group’s ROC resident employees is a government-managed defined contribution plan. Based on the LPA, the Company and its subsidiaries in Taiwan makes monthly contributions to employees’ individual pension accounts at 6% of their monthly salaries.

2)	The subsidiaries located in China, U.S.A., Malaysia, Singapore and Mexico also make contributions at various ranges according to relevant local regulations.

b.	Defined benefit plans

1)	The Company and its subsidiaries in Taiwan joined the defined benefit pension plan under the ROC Labor Standards Law (“LS Law”) operated by the government. Pension benefits are calculated on the basis of the length of service and average monthly salaries of the last six months before retirement. The Company and its subsidiaries in Taiwan make contributions based on a certain percentage of their domestic employees monthly salaries to a pension fund administered by the pension fund monitoring committee. Pension contributions are deposited in the Bank of Taiwan in the committee’s name and are managed by the Bureau of Labor Funds, Ministry of Labor (“the Bureau”); the Group has no right to influence the investment policy and strategy. Before the end of each year, the Group assesses the balance in the pension fund. If the amount of the balance in the pension fund is inadequate to pay retirement benefits for employees who conform to retirement requirements in the next year, the Group is required to fund the difference in one appropriation that should be made before the end of March of the next year.

2)	ASE Japan has a pension plan under which eligible employees with more than ten years of service are entitled to receive pension benefits based on their length of service and salaries at the time of termination of employment. ASE Japan makes contributions based on a certain amount of pension cost to employees.

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

3)	ASE Inc., ASE Test, Inc. and ASE Electronics Inc. maintain pension plans for executive managers. Pension costs under the plans were NT$4,950 thousand, NT$16,645 thousand and NT$2,302 thousand (US$70 thousand) for the years ended December 31, 2013, 2014 and 2015, respectively. Pension payments were NT$2,666 thousand, NT$25,315 thousand and NT$2,549 thousand (US$78 thousand) for the years ended December 31, 2013, 2014 and 2015, respectively. As of December 31, 2014 and 2015, accrued pension liabilities for executive managers were NT$199,842 thousand and NT$199,595 thousand (US$6,087 thousand), respectively.

4)	The present value of the defined benefit obligation and the related current service cost and past service cost were measured using the Projected Unit Credit Method.

Except the pension plans for executive managers, the key assumptions used for the actuarial valuations were as follow:

	December 31
	2014	2015

Discount rates	0.12%-4.03%	0.15%-3.48%
Expected rates of salary increase	2.00%-4.70%	2.00%-4.57%

5)	An analysis by function of the amounts recognized in profit or loss in respect of the defined benefit plans excluding those for executive managers was as follows:

	For the Years Ended December 31
	2013	2014	2015
	NT$	NT$	NT$	US$ (Note 4)

Operating cost	$337,069	$345,309	$319,151	$9,733
Selling and marketing expenses	10,181	11,448	10,160	310
General and administrative expenses	43,381	35,867	43,753	1,334
Research and development expenses	34,797	36,526	38,124	1,163

	$425,428	$429,150	$411,188	$12,540

6)	For the years ended December 31, 2013, 2014 and 2015, the Group recognized actuarial gain of NT$345,519 thousand, actuarial loss of NT$4,260 thousand and actuarial loss of NT$51,909 thousand (US$1,583 thousand) in other comprehensive income (loss), respectively. As of December 31, 2014 and 2015, the accumulated actuarial loss of NT$332,947 thousand and NT$420,111 thousand (US$12,812 thousand) were recognized in other comprehensive income (loss), and NT$4,491 thousand and NT$7,931 thousand (US$242 thousand) were recognized in non-controlling interests, respectively.

7)	The amounts included in the consolidated balance sheets arising from the Group’s obligation in respect of its defined benefit plans excluding those for executive managers were as follows:

	December 31
	2014	2015
	NT$	NT$	US$ (Note 4)

Present value of funded defined benefit obligation	$7,674,293	$7,973,676	$243,174
Fair value of plan assets	(3,502,487)	(3,973,729)	(121,187)
Present value of unfunded defined benefit obligation	4,171,806	3,999,947	121,987
Recorded under others payables	(1,028)	(138,959)	(4,238)
Recorded under prepaid pension cost	11,910	11,910	363

Net defined benefit liability	$4,182,688	$3,872,898	$118,112

Movements in net defined benefit liability (asset) were as follows:

	Present value of the defined benefit obligation	Fair value of the plan assets	Net defined benefit liability (asset)
	NT$	NT$	NT$

Balance at January 1, 2013	$7,751,862	$(2,682,803)	$5,069,059
Service cost
Current service cost	347,629	-	347,629
Net interest expense (income)	156,157	(78,358)	77,799
Recognized in profit or loss	503,786	(78,358)	425,428

Remeasurement
Return on plan assets (excluding amounts included in net interest)	-	16,983	16,983
Actuarial gain arising from changes in financial assumptions	(465,360)	-	(465,360)
Actuarial loss arising from experience adjustments	35,839	-	35,839
Actuarial loss arising from changes in demographic assumptions	313	-	313
Recognized in other comprehensive income	(429,208)	16,983	(412,225)

Contributions from the employer	-	(470,592)	(470,592)
Benefits paid from the pension fund	(154,608)	154,608	-
Benefits paid from the Group	(99,025)	-	(99,025)
Exchange differences on foreign plans	(100,662)	(58,642)	(159,304)

Balance at December 31, 2013	7,472,145	(3,118,804)	4,353,341
Service cost
Current service cost	327,707	-	327,707
Past service cost	22,036	-	22,036
Net interest expense (income)	189,043	(109,636)	79,407
Recognized in profit or loss	538,786	(109,636)	429,150

Remeasurement
Return on plan assets (excluding amounts included in net interest)	-	29,338	29,338
Actuarial gain arising from changes in financial assumptions	(46,913)	-	(46,913)
Actuarial loss arising from experience adjustments	38,516	-	38,516
Actuarial loss arising from changes in demographic assumptions	7,204	-	7,204

(Continued)

	Present value of the defined benefit obligation	Fair value of the plan assets	Net defined benefit liability (asset)
	NT$	NT$	NT$

Recognized in other comprehensive income	$(1,193)	$29,338	$28,145

Contributions from the employer	-	(556,555)	(556,555)
Benefits paid from the pension fund	(292,996)	292,996	-
Benefits paid from the Group	(16,237)	-	(16,237)
Exchange differences on foreign plans	(26,212)	(39,826)	(66,038)

Balance at December 31, 2014	7,674,293	(3,502,487)	4,171,806
Service cost
Current service cost	335,655	-	335,655
Net interest expense (income)	183,889	(108,356)	75,533
Recognized in profit or loss	519,544	(108,356)	411,188

Remeasurement
Return on plan assets (excluding amounts included in net interest)	-	12,426	12,426
Actuarial loss arising from changes in financial assumptions	309,695	-	309,695
Actuarial gain arising from experience adjustments	(243,363)	-	(243,363)
Actuarial gain arising from changes in demographic assumptions	(15,847)	-	(15,847)
Recognized in other comprehensive income	50,485	12,426	62,911

Contributions from the employer	-	(611,581)	(611,581)
Benefits paid from the pension fund	(192,928)	192,928	-
Benefits paid from the Group	(43,088)	-	(43,088)
Exchange differences on foreign plans	(34,630)	43,341	8,711

Balance at December 31, 2015	$7,973,676	$(3,973,729)	$3,999,947

(Concluded)

	Present value of the defined benefit obligation	Fair value of the plan assets	Net defined benefit liability (asset)
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Balance at January 1, 2015	$234,044	$(106,816)	$127,228

(Continued)

	Present value of the defined benefit obligation	Fair value of the plan assets	Net defined benefit liability (asset)
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Service cost
Current service cost	$10,237	$-	$10,237
Net interest expense (income)	5,608	(3,305)	2,303
Recognized in profit or loss	15,845	(3,305)	12,540

Remeasurement
Return on plan assets (excluding amounts included in net interest)	-	379	379
Actuarial loss arising from changes in financial assumptions	9,445	-	9,445
Actuarial gain arising from experience adjustments	(7,422)	-	(7,422)
Actuarial gain arising from changes in demographic assumptions	(484)	-	(484)
Recognized in other comprehensive income	1,539	379	1,918

Contributions from the employer	-	(18,651)	(18,651)
Benefits paid from the pension fund	(5,884)	5,884	-
Benefits paid from the Group	(1,314)	-	(1,314)
Exchange differences on foreign plans	(1,056)	1,322	266

Balance at December 31, 2015	$243,174	$(121,187)	$121,987

			(Concluded)

8)	The fair value of the plan assets by major categories at each balance sheet date was as follows:

	December 31
	2014	2015
	NT$	NT$	US$ (Note 4)

Cash and cash equivalents	$1,854,926	$2,090,399	$63,751
Debt instruments	691,720	1,020,532	31,123
Equity instruments	869,752	823,496	25,114
Others	86,089	39,302	1,199

Total	$3,502,487	$3,973,729	$121,187

9)	Through the defined benefit plans under the Labor Standards Law, the Company and its subsidiaries are exposed to the following risks:

a)	Investment risk

The plan assets are invested in equity and debt securities, bank deposits, etc. The investment is conducted at the discretion of the Bureau or under the mandated management. However, in accordance with relevant regulations, the return generated by plan assets should not be below the interest rate for a 2-year time deposit with local banks.

b)	Interest risk

A decrease in the government bond interest rate will increase the present value of the defined benefit obligation; however, this will be partially offset by an increase in the return on the plan’s debt investments.

c)	Salary risk

The present value of the defined benefit obligation is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the present value of the defined benefit obligation.

10)	The management of ASE Korea is responsible for the administration of the fund and determination of the investment strategies according to related local regulations. ASE Korea is responsible for the shortfall between the fund and the defined benefit obligation. All of the plan assets are invested in the certificates of deposits.

11)	Significant actuarial assumptions for the determination of the defined obligation excluding those for executive managers are discount rates and expected rates of salary increase. The sensitivity analysis below has been determined based on reasonably possible changes of the respective assumptions occurring at each balance sheet date, while holding all other assumptions constant.

	December 31
	2014	2015
	NT$	NT$	US$ (Note 4)

Discount Rate
0.5% higher	$(440,350)	$(444,132)	$(13,545)
0.5% lower	$503,593	$497,046	$15,158
Expected rates of salary increase
0.5% higher	$493,722	$476,378	$14,528
0.5% lower	$(430,706)	$(426,130)	$(12,996)

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

12)	Maturity analysis of undiscounted pension benefit

	December 31
	2014	2015
	NT$	NT$	US$ (Note 4)

No later than 1 year	$249,000	$247,030	$7,534
Later than 1 year and not later than 5 years	1,462,070	1,616,804	49,308
Later than 5 years	14,468,022	17,674,518	539,021

	$16,179,092	$19,538,352	$595,863

The Group expects to make contributions of NT$705,384 thousand (US$21,512 thousand) to the defined benefit plans excluding those for executive managers in the next year starting from January 1, 2016.

As of December 31, 2014 and 2015, the average duration of the defined benefit obligation excluding those for executive managers of the Group was 9 to 18 years and 8 to 16 years, respectively.

21.	EQUITY

a.	Share capital

Ordinary shares

	December 31, 2014	December 31, 2015

Numbers of shares authorized (in thousands)	10,000,000	10,000,000

Numbers of shares reserved (in thousands)
Employee share options	800,000	800,000

Numbers of shares registered (in thousands)	7,852,538	7,902,929
Numbers of shares subscribed in advance (in thousands)	9,187	7,499

Number of shares issued and fully paid (in thousands)	7,861,725	7,910,428

	December 31, 2014	December 31, 2015
	NT$	NT$	US$ (Note 4)

Share capital authorized	$100,000,000	$100,000,000	$3,049,710

Share capital reserved
Employee share options	$8,000,000	$8,000,000	$243,977

Share capital registered	$78,525,378	$79,029,290	$2,410,165
Share capital subscribed in advance	189,801	156,370	4,769

Share capital issued	$78,715,179	$79,185,660	$2,414,934

The holders of issued ordinary shares with a par value at $10 per share are entitled the right to vote and receive dividends, except the shares held by the Group’s subsidiaries which are not entitled the right to vote. As of December 31, 2014 and 2015, there were 500,000 thousand ordinary shares included in the authorized shares that were not yet required to complete the share registration process.

In July 2013, the board of directors approved the issue of 130,000 thousand ordinary shares for cash capital increase at NT$26.1 per share. The aforementioned cash capital increase has been approved by the Financial Supervisory Commission of the ROC (the “FSC”) and effectively registered on August 15, 2013. The record date of the cash capital increase was October 2, 2013 and the Company has completed the registration formalities.

American Depositary Receipts

The Company issued ADSs and each ADS represents five ordinary shares. As of December 31, 2014 and 2015, 125,731 thousand and 115,240 thousand ADSs were outstanding and represented approximately 628,657 thousand and 576,198 thousand ordinary shares of the Company, respectively.

b.	Capital surplus

	December 31
	2014	2015
	NT$	NT$	US$ (Note 4)

May be used to offset a deficit, distributed as cash dividends, or transferred to share capital (1)

Arising from issuance of ordinary shares	$4,946,308	$5,479,616	$167,112
Arising from the difference between consideration received and the carrying amount of the subsidiaries’ net assets during actual disposal or acquisition (Note 27)	-	7,197,510	219,503

May be used to offset a deficit only

Arising from changes in percentage of ownership interest in subsidiaries (2)	9,055,250	8,491,435	258,964
Arising from treasury share transactions	425,004	717,355	21,877
Arising from exercised employee share options	375,448	544,112	16,594
Arising from expired employee share options	3,626	3,626	111

May not be used for any purpose

Arising from employee share options	1,178,210	1,080,590	32,955
Arising from equity component of convertible bonds	-	214,022	6,527
Arising from share of changes in capital surplus of associates	30,134	30,284	924

	$16,013,980	$23,758,550	$724,567

1)	Such capital surplus may be used to offset a deficit; in addition, when the Company has no deficit, such capital surplus may be distributed as cash dividends or transferred to share capital (limited to a certain percentage of the Company’s capital surplus and once a year).

2)	Such capital surplus arises from the effect of changes in ownership interest in a subsidiary resulted from equity transactions other than actual disposal or acquisition, or from changes in capital surplus of subsidiaries accounted for by using equity method.

c.	Retained earnings and dividend policy

The Articles of Incorporation of ASE Inc. (the “Articles”) provides that annual net income shall be distributed in the following order:

1)	Replenishment of deficits;

2)	10.0% as legal reserve;

3)	Special reserve appropriated or reversed in accordance with laws or regulations set forth by the authorities concerned;

4)	An amount equal to the excess of the income from investments accounted for using the equity method over cash dividends as special reserve;

5)	Addition or deduction of realized gains or losses on equity instruments at fair value through other comprehensive income;

6)	Not more than 1.0% of the remainder, from 1) to 5), as remuneration to directors;

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

In accordance with the amendments to the Company Act of the ROC in May 2015, the recipients of dividends and bonuses are limited to shareholders and do not include employees. Accordingly, the Company expects to make amendments to the Company’s Articles of Incorporation to be approved during the 2016 annual shareholders’ meeting. For information about the accrual basis of the employee compensation and remuneration to directors and supervisors and the actual appropriations, please refer to employee benefits expense under profit before income tax in Note 22 (f).

Under Rule No. 1010012865 and Rule No. 1010047490 issued by the FSC and the directive titled “Questions and Answers for Special Reserves Appropriated Following Adoption of IFRSs”, the Company should appropriate or reverse to a special reserve. Any special reserve appropriated may be reversed to the extent that the net debit balance reverses and thereafter distributed.

Appropriation of earnings to legal reserve shall be made until the legal reserve equals the Company’s capital surplus. Legal reserve may be used to offset deficits. If the Company has no deficit and the legal reserve has exceeded 25% of the Company’s capital surplus, the excess may be transferred to capital or distributed in cash.

The appropriations of earnings for 2013 and 2014 resolved at the Company’s annual shareholders’ meetings in June 2014 and June 2015, respectively, were as follows:

	Appropriation of Earnings		Dividends Per Share
	For Year 2013	For Year 2014	For Year 2013	For Year 2014
	NT$	NT$	NT$	NT$
			(in dollars)	(in dollars)

Legal reserve	$1,568,907	$2,359,267
Special reserve	(309,992)	-
Cash dividends	10,156,005	15,589,825	$1.30	$2.00

	$11,414,920	$17,949,092

d.	Special reserve appropriated in accordance with the local regulations

On January 1, 2013, the Company appropriated to the special reserve of NT$3,353,938 thousand relating to the exchange differences on translating foreign operations transferred to retained earnings in accordance with the local regulations.

e.	Accumulated other comprehensive income

1)	Exchange differences on translating foreign operations

	For the Years Ended December 31
	2013	2014	2015
	NT$	NT$	NT$	US$ (Note 4)

Balance at January 1	$(3,210,248)	$(525,521)	$4,540,862	$138,483
Exchange differences arising on translating foreign operations	2,685,647	5,064,616	11,459	349
Share of exchange difference of associates accounted for using the equity method	(920)	1,767	(59,650)	(1,819)

Balance at December 31	$(525,521)	$4,540,862	$4,492,671	$137,013

2)	Unrealized gain on available-for-sale financial assets

	For the Years Ended December 31
	2013	2014	2015
	NT$	NT$	NT$	US$ (Note 4)

Balance at January 1	$355,254	$426,246	$526,778	$16,065
Unrealized gain (loss) arising on revaluation of available-for-sale financial assets	14,985	(142,418)	(4,304)	(131)
Cumulative loss (gain) reclassified to profit or loss on disposal of available-for-sale financial assets	(96)	9,561	10,827	330
Share of unrealized gain on available-for-sale financial assets of associates accounted for using the equity method	56,103	233,389	54,818	1,672

Balance at December 31	$426,246	$526,778	$588,119	$17,936

3)	Cash flow hedges - for the years ended December 31, 2013 and 2014 only

	For the Years Ended December 31
	2013	2014
	NT$	NT$

Balance at January 1	$(3,755)	$(3,279)
Gain (loss) arising on changes in the fair value of hedging instruments - Interest rate swap contracts	(2,597)	795
Cumulative loss arising on changes in fair value of hedging instruments reclassified to profit or loss – Interest rate swap contracts	3,842	2,484
Income tax related to cash flow hedges	(769)	-

Balance at December 31	$(3,279)	$-

As of December 31, 2013, the outstanding interest rate swap contracts of the Group were as follows:

Maturity Period	Notional Amount (In Thousands)	Interest Rates Paid (%)	Interest Rates Received (%)	Expected Period for Future Cash Flow	Expected Period for the Recognition of Gains or Losses from Hedging

December 31, 2013

2014.04	CNY 240,000	2.00	1.05-2.80	2014	2014

f.	Treasury shares (in thousand shares)

	Balance at			Balance at
	January 1	Addition	Decrease	December 31

2013

Shares held by subsidiaries	145,883	-	-	145,883

2014

Shares held by subsidiaries	145,883	-	-	145,883

2015

Shares held by subsidiaries	145,883	-	-	145,883
Shares reserved for bonds conversion	-	120,000	-	120,000

	145,883	120,000	-	265,883

In February 2015, the board of directors approved to repurchase up to 120,000 thousand of the Company’s ordinary shares which will be used for equity conversion of convertible overseas bonds to be issued in the future. The Company has completed the repurchase during March 2015 and the shares repurchased accounted for 1.53% of the Company’s total issued shares. The average repurchase price was NT$44.45 (US$1.36) per share.

The Company’s shares held by its subsidiaries at each balance sheet date were as follows:

	Shares Held By Subsidiaries	Carrying amount	Carrying amount	Fair Value	Fair Value
	(in thousand shares)	NT$	US$ (Note 4)	NT$	US$ (Note 4)

December 31, 2014

ASE Test	88,200	$1,380,721		$3,360,438
J&R Holding	46,704	381,709		1,779,413
ASE Test, Inc.	10,979	196,677		418,291

	145,883	$1,959,107		$5,558,142
December 31, 2015

ASE Test	88,200	$1,380,721	$42,108	$3,351,618	$102,215
J&R Holding	46,704	381,709	11,641	1,774,743	54,124
ASE Test, Inc.	10,979	196,677	5,998	417,193	12,723

	145,883	$1,959,107	$59,747	$5,543,554	$169,062

Fair values of the Company’s shares held by subsidiaries are based on the closing price from an available published price quotation, which is a Level 1 input in terms of IFRS 13, at the balance sheet dates.

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

g.	Non-controlling interests

	For the Years Ended December 31
	2013	2014	2015
	NT$	NT$	NT$	US$ (Note 4)

Balance at January 1	$3,505,743	$4,128,361	$8,209,860	$250,377
Attributable to non-controlling interests:
Share of profit for the year	465,656	640,499	968,567	29,538
Exchange difference on translating foreign operations	131,621	340,392	(74,968)	(2,286)
Unrealized gain (loss) on available-for-sale financial assets	(50)	(857)	3,928	120
Defined benefit plan actuarial losses	(3,385)	(857)	(3,440)	(105)

(Continued)

	For the Years Ended December 31
	2013	2014	2015
	NT$	NT$	NT$	US$ (Note 4)

Cash capital increase of subsidiary (Note 27)	$27,826	$3,067,712	$-	$-
Additional non-controlling interests arising from partial disposal of subsidiaries (Note 27)	-	-	1,712,836	52,236
Spin-off of subsidiaries	-	-	3,006	92
Non-controlling interest relating to outstanding vested share options held by the employees of subsidiaries	100,547	120,376	904,904	27,597
Cash dividends to non-controlling interests	(99,597)	(85,766)	(232,148)	(7,079)

Balance at December 31	$4,128,361	$8,209,860	$11,492,545	$350,490

(Concluded)

22.	PROFIT BEFORE INCOME TAX

a.	Other operating income and expenses, net

	For the Years Ended December 31
	2013	2014	2015
	NT$	NT$	NT$	US$ (Note 4)

Rental income	$63,130	$59,624	$60,230	$1,837
Gain (loss) on disposal of property, plant and equipment and other assets	127,375	(45,509)	(127,111)	(3,877)
Impairment loss on property, plant and equipment	(495,547)	(297,754)	(258,129)	(7,872)
Loss on damages and claims	(1,058,810)	(102,101)	(116,445)	(3,551)
Others	15,606	614,355	189,926	5,792

	$(1,348,246)	$228,615	$(251,529)	$(7,671)

b.	Other income

	For the Years Ended December 31
	2013	2014	2015
	NT$	NT$	NT$	US$ (Note 4)

Dividends income	$131,449	$101,252	$396,973	$12,107
Interest income	212,801	243,474	242,084	7,383
Government subsidy	149,634	184,525	176,721	5,389

	$493,884	$529,251	$815,778	$24,879

c.	Other gains and losses

	For the Years Ended December 31
	2013	2014	2015
	NT$	NT$	NT$	US$ (Note 4)

Net gain arising on financial instruments held for trading	$615,207	$1,266,653	$1,657,093	$50,536
Net gain on financial assets designated as at FVTPL	180,152	572,187	815,742	24,878
Foreign exchange gain or loss, net	(276,201)	(1,221,979)	(713,213)	(21,751)
Impairment loss on financial assets	(196,325)	(10,390)	-	-
Bargain purchase gain	28,860	-	-	-
Others	96,193	828	(10,827)	(330)

	$447,886	$607,299	$1,748,795	$53,333

In 2013 and 2014, the Group assessed the financial condition as well as future operating performance of its debt investments with no active market - current and available-for-sale investments, and then charged an impairment loss of NT$196,325 thousand and NT$10,390 thousand, respectively.

d.	Finance costs

	For the Years Ended December 31
	2013	2014	2015
	NT$	NT$	NT$	US$ (Note 4)

Total interest expense for financial liabilities measured at amortized cost	$2,433,868	$2,548,850	$2,514,208	$76,676
Less: Amounts included in the cost of qualifying assets
Inventories related to real estate business	(42,999)	(100,705)	(197,287)	(6,016)
Property, plant and equipment	(137,567)	(126,203)	(48,135)	(1,468)
	2,253,302	2,321,942	2,268,786	69,192
Loss arising on derivatives as designated hedging instruments in cash flow hedge accounting relationship reclassified from equity to profit or loss	3,842	2,484	-	-
Other finance costs	50,311	29,671	43,357	1,322

	$2,307,455	$2,354,097	$2,312,143	$70,514

Information relating to the capitalized borrowing costs was as follows:

	For the Years Ended December 31
	2013	2014	2015

Annual interest capitalization rates
Inventories related to real estate business	5.90%-7.21%	6.00%-7.21%	4.35%-6.77%
Property, plant and equipment	1.54%-6.15%	0.88%-6.15%	0.75%-6.15%

e.	Depreciation and amortization

	For the Years Ended December 31
	2013	2014	2015
	NT$	NT$	NT$	US$ (Note 4)

Property, plant and equipment	$24,696,607	$25,805,042	$28,938,770	$882,549
Intangible assets	774,304	545,734	579,894	17,685

Total	$25,470,911	$26,350,776	$29,518,664	$900,234

Summary of depreciation by function
Operating costs	$23,025,115	$24,050,546	$27,023,957	$824,153
Operating expenses	1,671,492	1,754,496	1,914,813	58,396

	$24,696,607	$25,805,042	$28,938,770	$882,549

Summary of amortization by function
Operating costs	$397,976	$180,719	$124,235	$3,789
Operating expenses	376,328	365,015	455,659	13,896

	$774,304	$545,734	$579,894	$17,685

f.	Employee benefits expense

	For the Years Ended December 31
	2013	2014	2015
	NT$	NT$	NT$	US$ (Note 4)

Post-employment benefits (Note 20)
Defined contribution plans	$1,324,178	$1,589,505	$1,693,060	$51,634
Defined benefit plans	430,378	445,795	413,490	12,610
	1,754,556	2,035,300	2,106,550	64,244
Equity-settled share-based payments	260,801	110,157	133,496	4,071
Salary, incentives and bonus	34,032,023	40,475,594	41,985,329	1,280,431
Other employee benefits	5,211,948	5,984,074	6,529,812	199,140

	$41,259,328	$48,605,125	$50,755,187	$1,547,886

				(Continued)

	For the Years Ended December 31
	2013	2014	2015
	NT$	NT$	NT$	US$ (Note 4)

Summary of employee benefits expense by function
Operating costs	$28,053,492	$33,243,224	$34,720,359	$1,058,870
Operating expenses	13,205,836	15,361,901	16,034,828	489,016

	$41,259,328	$48,605,125	$50,755,187	$1,547,886

(Concluded)

The existing Articles of Incorporation of the Company stipulate to distribute bonus to employees and remuneration to directors and supervisors at the rates in 7%-11% and no higher than 1% from net income (net of the bonus and remuneration), respectively, (retained earnings and dividend policy in Note 21c). For the year ended December 31, 2014, the bonus to employees and the remuneration to directors and supervisors were NT$2,335,786 thousand and NT$212,344 thousand, respectively, representing 11% and 1%, respectively, of the net income (net of the bonus and remuneration).

To be in compliance with the Company Act of the ROC as amended in May 2015, the amended Articles of Incorporation of the Company, as proposed by the board of directors in January 2016, stipulate to distribute employees’ compensation and remuneration to directors at the rates in 5.25%-8.25% and no higher than 0.75%, respectively, of net profit before income tax, employees’ compensation and remuneration to directors. For the year ended December 31, 2015, the employees’ compensation and the remuneration to directors were NT$2,033,500 thousand (US$62,016 thousand) and NT$184,500 thousand (US$5,627 thousand), respectively, which were accrued based on 8.25% and 0.75% of net profit before income tax, employees’ compensation and remuneration to directors, respectively. The employees’ compensation and remuneration to directors for the year ended December 31, 2015 were 2,033,800 thousand (US$62,065 thousand) and 140,000 thousand (US$4,270 thousand), respectively, all distributed in cash, and have been approved by the Company’s board of directors on April 1, 2016 and are subject to the resolution of the amendments to the Company’s Articles of Incorporation for adoption by the shareholders in their meeting to be held on June 28, 2016, and in addition thereto a report of such distribution shall be submitted to the shareholders' meeting.

Material differences between such estimated amounts and the amounts proposed by the board of directors on or before the annual consolidated financial statements authorized for issue are adjusted in the year the compensation and remuneration were recognized. If there is a change in the proposed amounts after the consolidated financial statements authorized for issue, the differences are recorded as a change in accounting estimate.

The bonus to employees and the remuneration to directors and supervisors for 2013 and 2014 distributed in cash resolved at the Company’s annual shareholders’ meetings in June 2014 and June 2015, respectively, were as follows:

	For Year 2013	For Year 2014
	NT$	NT$

Bonus to employees	$1,587,300	$2,335,600
Remuneration to directors and supervisors	144,000	211,200

The differences between the resolved amounts of the bonus to employees and remuneration to directors and supervisors and the accrued amounts reflected in the consolidated financial statements for the years ended December 31, 2013 and 2014 was deemed changes in estimates. The difference was NT$385 thousand and NT$1,330 thousand (US$41 thousand) and had been adjusted in earnings for the years ended December 31, 2014 and 2015, respectively.

23.	INCOME TAX

a.	Income tax recognized in profit or loss

The major components of income tax expense were as follows:

	For the Years Ended December 31
	2013	2014	2015
	NT$	NT$	NT$	US$ (Note 4)

Current income tax
In respect of the current year	$2,594,114	$3,524,456	$4,029,076	$122,875
Income tax on unappropriated earnings	209,616	1,281,877	187,654	5,723
Adjustments for prior years	(91,633)	72,380	(20,719)	(632)
	2,712,097	4,878,713	4,196,011	127,966

Deferred income tax
In respect of the current year	821,592	714,850	194,623	5,935
Effect of foreign currency exchange differences	(62,285)	75,305	(58,671)	(1,789)
Others	28,191	(2,914)	(20,890)	(637)
	787,498	787,241	115,062	3,509

Income tax expense recognized in profit or loss	$3,499,595	$5,665,954	$4,311,073	$131,475

A reconciliation of income tax expense calculated at the statutory rate and income tax expense recognized in profit or loss was as follows:

	For the Years Ended December 31
	2013	2014	2015
	NT$	NT$	NT$	US$ (Note 4)

Profit before income tax	$19,369,756	$28,535,055	$25,293,145	$771,367

Income tax expense calculated at the statutory rate	$3,684,109	$5,101,984	$6,307,148	$192,350
Nontaxable expense (income) in determining taxable income	(172,322)	128,644	160,530	4,896
Tax-exempt income	(373,113)	(623,652)	(537,987)	(16,407)
Additional income tax on unappropriated earnings	558,042	1,887,845	338,142	10,312
Loss carry-forward and income tax credits currently used	(684,309)	(1,329,753)	(1,286,705)	(39,241)
Remeasurement of deferred income tax assets, net	341,863	435,143	(649,336)	(19,803)
Adjustments for prior years’ tax	(91,633)	72,380	(20,719)	(632)
Land value increment tax	236,958	(6,637)	-	-
				(Continued)

	For the Years Ended December 31
	2013	2014	2015
	NT$	NT$	NT$	US$ (Note 4)

Income tax expense recognized in profit or loss	$3,499,595	$5,665,954	$4,311,073	$131,475

(Concluded)

For the years ended December 31, 2013, 2014 and 2015, the Group applied a tax rate of 17% for resident entities subject to the Income Tax Law of the ROC; for the subsidiaries located in China, the applied tax rate was 25%; and for other jurisdictions, the Group measures taxes by using the applicable tax rate for each individual jurisdiction.

b.	Income tax recognized directly in equity

	For the Years Ended December 31
	2013	2014	2015
	NT$	NT$	NT$	US$ (Note 4)

Deferred income tax
Employee share options	$—	$4,481	$(33)	$(1)

c.	Income tax recognized in other comprehensive income

	For the Years Ended December 31
	2013	2014	2015
	NT$	NT$	NT$	US$ (Note 4)

Deferred income tax
Actuarial gain or loss on defined benefit plan	$(66,706)	$23,885	$11,002	$336
Fair value changes of hedging instruments for cash flow hedges	(769)	-	-	-

	$(67,475)	$23,885	$11,002	$336

d.	Current tax assets and liabilities

	December 31
	2014	2015
	NT$	NT$	US$ (Note 4)

Current tax assets
Tax refund receivable	$23,616	$10,984	$335
Prepaid income tax	41,696	157,733	4,810

	$65,312	$168,717	$5,145

Current tax liabilities
Income tax payable	$6,630,696	$6,746,022	$205,734

e.	Deferred tax assets and liabilities

The Group offset certain deferred tax assets and deferred tax liabilities which met the offset criteria.

The movements of deferred tax assets and deferred tax liabilities were as follows:

	Balance at January 1	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Recognized in Equity	Exchange Differences	Balance at December 31
	NT$	NT$	NT$	NT$	NT$	NT$

Year ended December 31, 2013

Temporary differences
Property, plant and equipment	$(977,288)	$(730,743)	$-	$-	$23,415	$(1,684,616)
Defined benefit obligation	997,518	(16,526)	(66,706)	-	(59,746)	854,540
Cash flow hedges	769	-	(769)	-	-	-
FVTPL financial instruments	61,499	(73,832)	-	-	4	(12,329)
Others	445,904	336,473	-	-	(14,633)	767,744
	528,402	(484,628)	(67,475)	-	(50,960)	(74,661)
Loss carry-forward	380,694	(117,007)	-	-	6,344	270,031
Investment credits	1,029,097	(185,863)	-	-	(17,669)	825,565

	$1,938,193	$(787,498)	$(67,475)	$-	$(62,285)	$1,020,935

Year ended December 31, 2014

Temporary differences
Property, plant and equipment	$(1,684,616)	$(804,082)	$-	$-	$56,843	$(2,431,855)
Defined benefit obligation	854,540	(59,807)	23,885	-	(21,976)	796,642
FVTPL financial instruments	(12,329)	(170,722)	-	-	12,992	(170,059)
Others	767,744	372,563	-	4,481	21,509	1,166,297
	(74,661)	(662,048)	23,885	4,481	69,368	(638,975)
Loss carry-forward	270,031	246,334	-	-	3,533	519,898
Investment credits	825,565	(370,674)	-	-	(2,560)	452,331
Others	-	(853)	-	-	-	(853)

	$1,020,935	$(787,241)	$23,885	$4,481	$70,341	$332,401

Year ended December 31, 2015

Temporary differences
Property, plant and equipment	$(2,431,855)	$(1,083,273)	$-	$-	$10,670	$(3,504,458)
Defined benefit obligation	796,642	20,398	11,002	-	17,897	845,939
FVTPL financial instruments	(170,059)	(62,152)	-	-	13	(232,198)
Others	1,166,297	229,799	-	(33)	(11,076)	1,384,987
	(638,975)	(895,228)	11,002	(33)	17,504	(1,505,730)
Loss carry-forward	519,898	812,217	-	-	(8,538)	1,323,577
Investment credits	452,331	(32,904)	-	-	(68,308)	351,119
Others	(853)	853	-	-	-	-

	$332,401	$(115,062)	$11,002	$(33)	$(59,342)	$168,966

	Balance at January 1	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Recognized in Equity	Exchange Differences	Balance at December 31
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Year ended December 31, 2015

Temporary differences
Property, plant and equipment	$(74,165)	$(33,037)	$-	$-	$325	$(106,877)
Defined benefit obligation	24,295	622	336	-	546	25,799
FVTPL financial instruments	(5,186)	(1,895)	-	-	-	(7,081)
Others	35,569	7,008	-	(1)	(338)	42,238
	(19,487)	(27,302)	336	(1)	533	(45,921)
Loss carry-forward	15,855	24,770	-	-	(260)	40,365
Investment credits	13,795	(1,003)	-	-	(2,083)	10,709
Other	(26)	26	-	-	-	-

	$10,137	$(3,509)	$336	$(1)	$(1,810)	$5,153

f.	Items for which no deferred tax assets have been recognized

Unrecognized deferred tax assets related to loss carry-forward, investment credits and deductible temporary differences were summarized as follows:

	December 31
	2014	2015
	NT$	NT$	US$ (Note 4)

Loss carry-forward	$694,960	$666,373	$20,322
Investment credits	629,231	387,480	11,817
Deductible temporary differences	957,183	1,007,105	30,714

	$2,281,374	$2,060,958	$62,853

The unrecognized loss carry-forward will expire through 2030 and the unrecognized investment credits will expire through 2018.

g.	Information about unused loss carry-forward, unused investment credits, tax-exemption and other tax relief

As of December 31, 2015, the unused loss carry-forward comprised of:

Year of Expiry	NT$	US$
		(Note 4)

2016	$124,478	$3,796
2017	318,985	9,728
2018	268,332	8,183
2019	333,284	10,164
2020 and thereafter	944,871	28,816

	$1,989,950	$60,687

As of December 31, 2015, unused investment credits comprised of:

		Remaining Creditable Amount
Laws and Statutes	Tax Credit Source	NT$	US$	Expiry Year
			(Note 4)

Statute for Upgrading Industries	Purchase of machinery and equipment	$710,863	$21,679	2018
	Others	27,736	847	2017

		$738,599	$22,526

As of December 31, 2015, profits attributable to the following expansion projects were exempted from income tax for a 3-year or 5-year period:

Tax-exemption Period

Construction and expansion of 2004 by the Company	2012.01-2016.12
Construction and expansion of 2005 by the Company	2012.01-2016.12
Construction and expansion of 2007 by the Company	2013.01-2015.12
Construction and expansion of 2007 by the Company	2016.01-2020.12
Construction and expansion of 2008 by the Company	2014.01-2018.12
Construction and expansion of 2005 by ASE Test Inc.	2011.01-2015.12

(Continued)

Tax-exemption Period

Construction and expansion of 2008 by ASE Test Inc.	2014.01-2018.12
Construction and expansion of 2009 by ASE Test Inc.	2018.01-2022.12
Construction of 2005 by ASE Electronics Inc.	2012.01-2016.12
Expansion of 2008 by ASE Electronics Inc.	2016.01-2020.12

(Concluded)

Some China subsidiaries qualify as high technology enterprises which entitle them to a reduced income tax rate of 15% and also make them eligible to deduct certain times of research and development expenses from their taxable income.

h.	Unrecognized deferred tax liabilities associated with investments

As of December 31, 2014 and 2015, the taxable temporary differences associated with investments in subsidiaries for which no deferred tax liabilities have been recognized were NT$11,400,826 thousand and NT$12,676,347 thousand (US$386,592 thousand), respectively.

i.	Integrated income tax

As of December 31, 2014 and 2015, unappropriated earnings were all generated on and after January 1, 1998. As of December 31, 2014 and 2015, the balance of the Imputation Credit Account (“ICA”) was NT$934,038 thousand and NT$1,913,243 thousand (US$58,348 thousand), respectively.

The creditable ratio for the distribution of earnings of 2014 and 2015 was 6.88% (actual) and 8.66% (estimated), respectively.

j.	Income tax assessments

Income tax returns of ASE Inc. and its ROC subsidiaries have been examined by authorities through 2012 and through 2010, 2011, 2012 or 2013, respectively. ASE Inc. and some of its ROC subsidiaries disagreed with the result of examinations relating to its income tax returns for 2004 through 2008 and 2010 through 2012 and appealed to the tax authorities. A settlement with the tax authorities was reached in June 2015. The related income tax expenses in the years resulting from the examinations have been accrued in respective tax years or in the year of the settlement.

24.	EARNINGS PER SHARE

The earnings and weighted average number of ordinary shares outstanding in the computation of earnings per share were as follows:

Net profit for the year

	For the Years Ended December 31
	2013	2014	2015
	NT$	NT$	NT$	US$ (Note 4)

Profit for the year attributable to owners of the Company	$15,404,505	$22,228,602	$20,013,505	$610,354
Effect of potentially dilutive ordinary shares:
Employee share options issued by subsidiaries	(131,756)	(260,925)	(210,126)	(6,408)

(Continued)

	For the Years Ended December 31
	2013	2014	2015
	NT$	NT$	NT$	US$ (Note 4)

Convertible bonds	$156,193	$931,344	$901,187	$27,483

Earnings used in the computation of diluted earnings per share	$15,428,942	$22,899,021	$20,704,566	$631,429

(Concluded)

Weighted average number of ordinary shares outstanding (in thousand shares):

	For the Years Ended December 31
	2013	2014	2015

Weighted average number of ordinary shares in computation of basic earnings per share	7,508,539	7,687,930	7,652,773
Effect of potentially dilutive ordinary shares:
Convertible bonds	117,085	375,271	455,671
Employee share options	67,081	101,850	86,994
Bonus to employees or employees’ compensation	54,926	55,643	54,626

Weighted average number of ordinary shares in computation of diluted earnings per share	7,747,631	8,220,694	8,250,064

For purposes of the ADS calculation, the denominator represents the above-mentioned weighted average outstanding shares divided by five (one ADS represents five ordinary shares). The numerator was the same.

The Group is able to settle the compensation or bonuses paid to employees in cash or shares. The Group assumed that the entire amount of the compensation or bonus would be settled in shares and the resulting potential shares were included in the weighted average number of ordinary shares outstanding used in the computation of diluted earnings per share if the effect is dilutive. Such dilutive effect of the potential shares was included in the computation of diluted earnings per share until the shareholders approve the number of shares to be distributed to employees at their meeting in the following year.

25.	SHARE-BASED PAYMENT ARRANGEMENTS

Employee share option plans of the Company and its subsidiaries

In order to attract, retain and reward employees, ASE Inc. has five employee share option plans for full-time employees of the Group, including 100,000 thousand share options approved to be granted in April 2015. Each share option represents the right to purchase one ordinary share of ASE Inc. when exercised. Under the terms of the plans, share options are granted at an exercise price equal to or not less than the closing price of the ordinary shares listed on the TSE at the grant date. The option rights of these plans are valid for 10 years, non-transferable and exercisable at certain percentages subsequent to the second anniversary of the grant date. For any subsequent changes in the Company’s capital structure, the exercise price is accordingly adjusted.

a.	ASE Inc. Option Plans

Information about share options was as follows:

	For the Years Ended December 31
	2013		2014		2015
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price	Options	Price
	(In	Per Share	(In	Per Share	(In	Per Share
	Thousands)	(NT$)	Thousands)	(NT$)	Thousands)	(NT$)

Balance at January 1	344,332	$20.3	285,480	$20.5	209,745	$20.7
Options granted	-	-	-	-	94,270	36.5
Options forfeited	(3,307)	20.7	(1,515)	20.5	(1,975)	30.3
Options expired	(10)	7.4	(322)	13.5	(730)	11.1
Options exercised	(55,535)	19.3	(73,898)	19.7	(48,703)	20.6

Balance at December 31	285,480	20.5	209,745	20.7	252,607	26.6

Options exercisable, end of year	228,685	20.4	189,240	20.7	158,103	20.8

Weighted-average fair value of options granted (NT$)	$-		$-		$7.18~7.39

The weighted average share price at exercise dates of share options for the years ended December 31, 2013, 2014 and 2015 was NT$26.2, NT$35.1 and NT$38.8 (US$1.18), respectively.

Information about the Company’s outstanding share options at each balance sheet date was as follows:

	Range of Exercise Price Per Share (NT$)	Weighted Average Remaining Contractual Life (Years)

December 31, 2014	$11.1-13.5	0.4
	20.4-22.6	4.4

December 31, 2015	20.4-22.6	3.5
	36.5	9.7

b.	ASE Mauritius Inc. Option Plan

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

Information about share options was as follows:

	For the Years Ended December 31
	2013		2014		2015
	Number of	Exercise	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price	Options	Price
	(In	Per Share	(In	Per Share	(In	Per Share
	Thousands)	(US$)	Thousands)	(US$)	Thousands)	(US$)

Balance at January 1	28,595	$1.7	28,545	$1.7	28,545	$1.7
Options forfeited	(50)	1.7	-	-	(75)	1.7

Balance at December 31	28,545	1.7	28,545	1.7	28,470	1.7

Options exercisable, end of year	28,545	1.7	28,545	1.7	28,470	1.7

As of December 31, 2014 and 2015, the share options were all vested and the remaining contractual life was 3 years and 2 years, respectively.

c.	USIE Option Plans

The terms of the plans issued by USIE were the same with those of the Company’s option plans.

Information about share options was as follows:

	For the Years Ended December 31
	2013		2014		2015
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price	Options	Price
	(In	Per Share	(In	Per Share	(In	Per Share
	Thousands)	(US$)	Thousands)	(US$)	Thousands)	(US$)

Balance at January 1	34,966	$2.1	34,939	$2.1	34,159	$2.1
Options forfeited	(27)	2.9	-	-	(84)	2.8
Options exercised	-	-	(780)	1.5	(4,380)	1.9

Balance at December 31	34,939	2.1	34,159	2.1	29,695	2.1

Options exercisable, end of year	28,281	2.0	30,874	2.0	28,106	2.1

Information about USIE’s outstanding share options at each balance sheet date was as follows:

	Range of Exercise Price Per Share (US$)	Weighted Average Remaining Contractual Life (Years)

December 31, 2014	$1.5	5.0
	2.4-2.9	5.8

December 31, 2015	1.5	5.0
	2.4-2.9	4.9

d.	USISH Option Plans

In November 2015, the shareholders of USISH approved a share option plan for the employees of USISH. Each unit represents the right to purchase one ordinary share of USISH when exercised. The options are valid for 10 years, non-transferable and exercisable at certain percentages subsequent to the second anniversary of the grant date incorporated with certain performance conditions. For any subsequent changes in USISH’s capital structure, the exercise price is accordingly adjusted.

Information about share options was as follows:

	For the Year Ended December 31, 2015
	Number of Options (In Thousand)	Exercise Price Per Share (CNY)

Balance at January 1	-	$-
Options granted	26,640	15.5
Options forfeited	(13)	15.5

Balance at December 31	26,627	15.5

Options exercisable, end of year	-	-

Weighted-average fair value of options granted (CNY)	$5.95～7.14

As of December 31, 2015, the remaining contractual life of the share options was 9.9 years.

Fair value of share options

Share options granted by the Company and USISH in 2015 were measured using the Hull & White Model (2004) incorporated with Ritchken’s Trinomial Tree Model (1995) and the Black-Scholes Option Pricing Model, respectively, and the inputs to the models were as follows:

	ASE Inc.	USISH

Share price at the grant date	NT$36.5	CNY15.2
Exercise prices	NT$36.5	CNY15.5
Expected volatility	27.02%	40.33%-45.00%
Expected lives	10 years	10 years
Expected dividend yield	4.00%	0.87%
Risk free interest rates	1.34%	3.06%-3.13%

Expected volatility was based on the historical share price volatility over the past 10 years of ASE Inc. and the comparable companies of USISH, respectively. Under the Hull & White Model (2004) incorporated with Ritchken’s Trinomial Tree Model (1995), the Company assumed that employees would exercise the options after vesting date when the share price was 1.88 times the exercise price to allow for the effects of early exercise.

In December 2013, 2014 and 2015, USIE had modified the terms of its option plan granted in 2007 to extend the valid period from 10 years to 11 years, from 11 years to 12 years and from 12 years to 13 years, respectively. The incremental fair value of NT$15,497 thousand, NT$10,378 thousand and NT$13,721 thousand (US$418 thousand) were all recognized as employee benefits expense in 2013, 2014 and 2015, respectively, since the options were all vested.

Employee benefits expense recognized on employee share options was NT$234,093 thousand, NT$110,157 thousand and NT$133,496 thousand (US$4,071 thousand) for the years ended December 31, 2013, 2014 and 2015, respectively.

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

Information about the Company’s employee share options related to the aforementioned newly issued shares was as follows:

	Number of Options (In Thousand)	Fair Value (NT$)

Balance at January 1, 2013	-	$-
Options granted	14,437	1.85
Options exercised	(12,477)	1.85
Options forfeited	(1,960)	-

Balance at December 31, 2013	-	-

Fair value was measured using the Black-Scholes Option Pricing Model and the inputs to the model were as follows:

Share price at the grant date	NT$27.95 per share
Exercise price	NT$26.10 per share
Expected volatility	17.98%
Expected lives	3 days
Expected dividend yield	-
Risk free interest rate	0.57%

Expected volatility was based on the Company’s historical share prices volatility.

26.	BUSINESS COMBINATIONS

a.	Subsidiary acquired

	Principal Activity	Date of Acquisition	Proportion of Voting Equity Interests Acquired	Cash Consideration
				NT$

Wuxi Tongzhi	Packaging and testing of semiconductors	May 27, 2013	100%	$338,021

b.	Consideration transferred, fair value of assets acquired and liabilities assumed as well as net cash outflow on acquisition of Wuxi Tongzhi at the acquisition date were as follows:

NT$

Current assets	$ 158,100
Non-current assets
Property, plant and equipment	258,420
Other non-current assets	35,656

(Continued)

NT$

Current liabilities	$(85,295)
366,881
Bargain purchase gain - recognized in other gains and losses	(28,860)
Total consideration	338,021
Less: Cash and cash equivalent acquired	(87,634)

Net cash outflow on acquisition of Wuxi Tongzhi	$250,387

(Concluded)

c.	Impact of acquisition on the operating results of the Group

The operating results of Wuxi Tongzhi, since the acquisition date to December 31, 2013, included in the consolidated statements of comprehensive income were operating revenue NT$316,380 thousand and profit for the period NT$15,762 thousand.

d.	Pro-forma information

Had the business combination been in effect at the beginning of the year, the Group’s operating revenues and profit for the year ended December 31 2013 would have been NT$220,093,736 thousand and NT$15,873,615 thousand, respectively.

This pro-forma information is for illustrative purposes only and is not necessarily an indication of operating revenues and results of operations of the Group that actually would have been achieved had the acquisition been completed at the beginning of the year, nor is it intended to be a projection of future results.

27.	EQUITY TRANSACTION WITH NON-CONTROLLING INTERESTS

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

In April 2015, USIE sold its shareholdings of 54,000 thousand ordinary shares of USISH amounting to CNY1,992,060 thousand (US$307,521 thousand) and, as a result, the Group’s shareholdings of USISH decreased from 82.1% to 77.2%.

The aforementioned transactions were all accounted for as equity transactions since the Group did not cease to have control over those subsidiaries and, as a result, capital surplus was charged a deduction of NT$330 thousand, an addition of NT$6,871,062 thousand and an addition of NT$7,197,510 thousand (US$219,503 thousand) in 2013, 2014 and 2015, respectively.

Furthermore, the shareholders of USIE approved in December 2015 to repurchase 4,500,820 shares of USIE’s outstanding ordinary shares at US$18.82 per share. The board of directors of USIE resolved in February 2016 to cancel the repurchased ordinary shares on February 17, 2016, the record date for the capital reduction.

28.	NON-CASH TRANSACTIONS

For the years ended December 31, 2013, 2014 and 2015, the Group entered into the following non-cash investing activities which were not reflected in the consolidated statements of cash flows:

	For the Years Ended December 31
	2013	2014	2015
	NT$	NT$	NT$	US$ (Note 4)

Payments for property, plant and equipment
Purchase of property, plant and equipment	$27,044,072	$43,448,587	$28,280,821	$862,483
Increase (decrease) in prepayments for property, plant and equipment (recorded under the line item of other non-current assets)	327,810	(34,894)	(267,334)	(8,153)
Decrease (increase) in payables for property, plant and equipment	1,908,404	(3,688,526)	2,314,772	70,594
Capitalized borrowing costs	(137,567)	(126,203)	(48,135)	(1,468)

	$29,142,719	$39,598,964	$30,280,124	$923,456

Proceeds from disposal of property, plant and equipment
Consideration from disposal of property, plant and equipment	$350,873	$462,438	$201,766	$6,153
Decrease (increase) in other receivables	673	(41,231)	41,265	1,259

	$351,546	$421,207	$243,031	$7,412

29.	OPERATING LEASE ARRANGEMENTS

Except those discussed in Note 16, the Company and its subsidiary, ASE Test, Inc., lease the land on which their buildings are located under various operating lease agreements with the ROC government expiring through June 2035. The agreements grant these entities the option to renew the leases and reserve the right for the lessor to adjust the lease payments upon an increase in the assessed value of the land and to terminate the leases under certain conditions. In addition, the Group leases buildings, machinery and equipment under operating leases.

The subsidiaries’ offices located in U.S.A. and Japan, etc. are leased from other parties and the lease term will expire through 2016 to 2023 with the option to renew the leases upon expiration.

The Group recognized rental expense of NT$1,301,550 thousand, NT$1,459,835 thousand and NT$ 1,390,821 thousand (US$42,416 thousand) for the years ended December 31, 2013, 2014 and 2015, respectively.

30.	CAPITAL MANAGEMENT

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

The Group is not subject to any externally imposed capital requirements except those discussed in Note 17.

31.	FINANCIAL INSTRUMENTS

a.	Fair value of financial instruments that are not measured at fair value

1)	Fair value of financial instruments not measured at fair value but for which fair value is disclosed

Except bonds payable measured at amortized cost, the management considers that the carrying amounts of financial assets and financial liabilities not measured at fair value approximate their fair values.

The carrying amounts and fair value of bonds payable as of December 31, 2014 and 2015, respectively, were as follows:

	Carrying Amount		Fair Value
	NT$	US$ (Note 4)	NT$	US$ (Note 4)

December 31, 2014	$31,270,131		$31,702,988
December 31, 2015	38,426,250	$1,171,889	38,465,355	$1,173,082

2)	Fair value hierarchy

The aforementioned fair value hierarchy of bonds payable was Level 3 which was determined based on discounted cash flow analysis with the applicable yield curve for the duration or the last trading prices.

b.	Fair value of financial instruments that are measured at fair value on a recurring basis

1)	Fair value hierarchy

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$

December 31, 2014

Financial assets at FVTPL
Financial assets designated as at FVTPL
Structured time deposits	$-	$2,376,050	$-	$2,376,050
Private-placement convertible bonds	-	100,500	-	100,500

Derivative financial assets
Swap contracts	-	1,907,705	-	1,907,705
Forward exchange contracts	-	27,811	-	27,811

Non-derivative financial assets held for trading
Open-end mutual funds	533,425	-	-	533,425

                               (Continued)

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$

Quoted shares	$43,352	$-	$-	$43,352

	$576,777	$4,412,066	$-	$4,988,843

Available-for-sale financial assets
Open-end mutual funds	$1,500,434	$-	$-	$1,500,434
Limited Partnership	-	-	555,361	555,361
Unquoted shares	-	-	223,505	223,505
Quoted shares	195,070	-	-	195,070

	$1,695,504	$-	$778,866	$2,474,370

Financial liabilities at FVTPL
Derivative financial liabilities
Conversion option, redemption option and put option of convertible bonds	$-	$2,520,606	$-	$2,520,606
Swap contracts	-	99,165	-	99,165
Forward exchange contracts	-	31,581	-	31,581

	$-	$2,651,352	$-	$2,651,352

(Concluded)

	Level 1		Level 2		Level 3		Total
	NT$	US$ (Note 4)	NT$	US$ (Note 4)	NT$	US$ (Note 4)	NT$	US$ (Note 4)

December 31, 2015

Financial assets at FVTPL
Financial assets designated as at FVTPL
Structured time deposits	$-	$-	$1,646,357	$50,209	$-	$-	$1,646,357	$50,209
Private-placement convertible bonds	-	-	100,500	3,065	-	-	100,500	3,065

Derivative financial assets
Swap contracts	-	-	1,452,611	44,301	-	-	1,452,611	44,301
Forward exchange contracts	-	-	18,913	577	-	-	18,913	577
Foreign currency options	-	-	5,020	153	-	-	5,020	153

Non-derivative financial assets held for trading
Open-end mutual funds	573,242	17,482	-	-	-	-	573,242	17,482
Quoted shares	37,058	1,130	-	-	-	-	37,058	1,130

	$610,300	$18,612	$3,223,401	$98,305	$-	$-	$3,833,701	$116,917

Available-for-sale financial assets
Limited partnership	$-	$-	$-	$-	$476,612	$14,535	$476,612	$14,535
Unquoted shares	-	-	-	-	264,477	8,065	264,477	8,065
Quoted shares	197,580	6,026	-	-	-	-	197,580	6,026
Open-end mutual funds	16,037	489	-	-	-	-	16,037	489

	$213,617	$6,515	$-	$-	$741,089	$22,600	$954,706	$29,115

Financial liabilities at FVTPL
Derivative financial liabilities
Conversion option, redemption option and put option of convertible bonds	$-	$-	$2,632,565	$80,286	$-	$-	$2,632,565	$80,286
Swap contracts	-	-	290,176	8,849	-	-	290,176	8,849
Forward exchange contracts	-	-	69,207	2,111	-	-	69,207	2,111
Foreign currency option contracts	-	-	13,659	416	-	-	13,659	416
Interest rate swap contracts	-	-	119	4	-	-	119	4

	$-	$-	$3,005,726	$91,666	$-	$-	$3,005,726	$91,666

For assets and liabilities held as of December 31, 2014 and 2015 that were measured at fair value on a recurring basis, there were no transfers between Level 1 and Level 2 of the fair value hierarchy.

2)	Reconciliation of Level 3 fair value measurements of financial assets

The financial assets measured at Level 3 fair value were equity investments with no quoted prices classified as available-for-sale financial assets - non-current. Reconciliations for the years ended December 31, 2013, 2014 and 2015 were as follows:

	For the Years Ended December 31
	2013	2014	2015
	NT$	NT$	NT$	US$ (Note 4)

Balance at January 1	$776,683	$797,162	$778,866	$23,753
Purchases	73,358	38,793	2,010	61
Disposals	(27,368)	(21,012)	(45,091)	(1,375)
Total gain or loss
In profit or loss	(106,916)	(10,390)	(15,891)	(485)
In other comprehensive income	81,405	(25,687)	21,195	646

Balance at December 31	$797,162	$778,866	$741,089	$22,600

As of December 31, 2014 and 2015, unrealized loss of NT$21,519 thousand and NT$8,611 thousand (US$263 thousand), recorded in other comprehensive income under the heading of unrealized gain (loss) on available-for-sale financial assets, were included in the carrying amount of the financial assets at fair value on Level 3 fair value measurement.

3)	Valuation techniques and assumptions applied for the purpose of measuring fair value

a)	Valuation techniques and inputs applied for the purpose of measuring Level 2 fair value measurement

Financial Instruments	Valuation Techniques and Inputs

Derivatives - swap contracts, forward exchange contracts, foreign currency option contracts and interest rate swap contracts	Discounted cash flows - Future cash flows are estimated based on observable forward exchange rates or interest rates at balance sheet dates and contract forward rates or interest rates, discounted at rates that reflected the credit risk of various counterparties.

Derivatives - conversion option, redemption option and put option of convertible bonds	Option pricing model - Incorporation of present value techniques and reflect both the time value and the intrinsic value of options

Structured time deposits and private-placement convertible bonds	Discounted cash flows - Future cash flows are estimated based on observable forward exchange rates or stock prices at balance sheet dates and contract interest rate ranges or conversion prices, discounted at rates that reflected the credit risk of various counterparties.

b)	Valuation techniques and inputs applied for the purpose of measuring Level 3 fair value measurement

The fair value of the Group’s investments in unquoted shares on Level 3 fair value measurement were measured using market approach based on investees’ recent financing activities, technical development, valuation of investees comparable companies, market conditions and other economic indicators.

The fair values of investments in limited partnership are measured using discounted cash flow technique and a comparable multiple technique. The significant unobservable inputs used in the discounted cash flow technique were discount rates of 12.34% and the terminal growth rates of 2.50%. Any significant increase in discount rates or any significant decrease in terminal growth rates would result in a decrease in the fair value of the investments in limited partnership. The significant unobservable input used in the comparable multiple technique was EBITDA multiples of 9.73. Any significant decrease in multiples would result in a decrease in the fair value of the investments in limited partnership.

c.	Categories of financial instruments

	December 31
	2014	2015
	NT$	NT$	US$ (Note 4)

Financial assets

FVTPL
Designated as at FVTPL	$2,476,550	$1,746,857	$53,274
Held for trading	2,512,293	2,086,844	63,643
Available-for-sale financial assets	2,474,370	954,706	29,115
Loans and receivables (Note 1)	106,158,279	101,259,880	3,088,133

Financial liabilities

FVTPL
Held for trading	2,651,352	3,005,726	91,666
Measured at amortized cost (Note 2)	157,157,392	173,294,140	5,284,969

Note 1:     The balances included loans and receivables measured at amortized cost which comprise cash and cash equivalents, trade and other receivables and other financial assets.

Note 2:     The balances included financial liabilities measured at amortized cost which comprise short-term borrowings, short-term bills payable, trade and other payables, bonds payable and long-term borrowings.

d.	Financial risk management objectives and policies

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

The carrying amounts of the Group's foreign currency denominated monetary assets and liabilities (including those eliminated upon consolidation) as well as derivative instruments which exposed the Group to foreign currency exchange rate risk at each balance sheet date are presented in Note 36.

The Group was principally subject to the impact to exchange rate fluctuation in U.S. dollars and Japanese yen against NT$ or CNY. 1% is the sensitivity rate used when reporting foreign currency exchange rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign currency exchange rates. The sensitivity analysis included financial assets and liabilities and inter-company receivables and payables within the Group. The changes in profit before income tax due to a 1% change in U.S. dollars and Japanese yen both against NT$ and CNY would be NT$15,000 thousand, NT$41,000 thousand and NT$18,000 thousand (US$549 thousand) for the years ended December 31, 2013, 2014 and 2015, respectively. Hedging contracts and hedged items have been taken into account while measuring the changes in profit before income tax. The abovementioned sensitivity analysis mainly focused on the foreign currency monetary items at the end of the year. As the year-end exposure did not reflect the exposure for the years ended December 31, 2013, 2014 and 2015, the abovementioned sensitivity analysis was unrepresentative of those years.

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

The carrying amounts of the Group's financial assets and financial liabilities with exposure to interest rates at each balance sheet date were as follows:

	December 31
	2014	2015
	NT$	NT$	US$ (Note 4)
Fair value interest rate risk
Financial liabilities	$34,003,038	$18,030,482	$549,877

Cash flow interest rate risk
Financial assets	51,603,455	53,475,994	1,630,863
Financial liabilities	65,149,698	65,213,083	1,988,810

For assets and liabilities with floating interest rates, a 100 basis point increase or decrease was used when reporting interest rate risk internally to key management personnel. If interest rates had been 100 basis points (1%) higher or lower and all other variables held constant, the Group’s profit before income tax for the years ended December 31, 2013, 2014 and 2015 would have decreased or increased approximately by NT$323,000 thousand, NT$135,000 thousand and NT$117,000 thousand (US$3,568 thousand), respectively.

c)	Other price risk

The Group was exposed to equity or debt price risk through its investments in financial assets at FVTPL, including private-placement convertible bonds, quoted shares, and open-end mutual funds, and available-for-sale financial assets. If equity or debt prices were 1% higher or lower, profit before income tax for the years ended December 31, 2013, 2014 and 2015 would have increased or decreased approximately by NT$3,100 thousand, NT$6,800 thousand and NT$7,100 thousand (US$217 thousand), respectively, and other comprehensive income before income tax for the years ended December 31, 2013, 2014 and 2015 would have increased or decreased approximately by NT$35,000 thousand, NT$25,000 thousand and NT$10,000 thousand (US$305 thousand), respectively.

In addition, the Group was also exposed to the Company’s ordinary share price risk through Bonds Options recognized as financial liabilities held for trading. 7% is the sensitivity rate used when reporting price risk internally to key management personnel. If the Company’s ordinary share price increased or decreased by 7%, profit before income tax for the years ended December 31, 2013, 2014 and 2015 would have decreased approximately by NT$353,000 thousand, NT$651,000 thousand and NT$605,000 thousand (US$18,451 thousand), respectively, or increased approximately by NT$319,000 thousand, NT$608,000 thousand and NT$638,000 thousand (US$19,457 thousand), respectively.

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

To the extent that interest flows are floating rate, the undiscounted amounts were derived from the interest rates at each balance sheet date.

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	1 to 5 Years	More than 5 Years
	NT$	NT$	NT$	NT$	NT$

December 31, 2014

Non-derivative financial liabilities
Non-interest bearing	$23,660,711	$21,370,876	$4,606,064	$155,599	$29,139
Floating interest rate liabilities	21,534,220	9,003,403	12,364,453	23,870,629	175,302
Fixed interest rate liabilities	684,039	838,234	846,899	34,458,859	-

	$45,878,970	$31,212,513	$17,817,416	$58,485,087	$204,441

December 31, 2015

Non-derivative financial liabilities
Non-interest bearing	$19,393,406	$19,626,026	$6,493,504	$1,926	$194,346
Floating interest rate liabilities	6,617,050	5,677,129	10,582,324	39,202,454	775,273
Fixed interest rate liabilities	16,168,484	2,463,617	24,787,238	18,078,920	-

	$42,178,940	$27,766,772	$41,863,066	$57,283,300	$969,619

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	1 to 5 Years	More than 5 Years
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)
December 31, 2015

Non-derivative financial liabilities
Non-interest bearing	$591,442	$598,537	$198,033	$59	$5,927
Floating interest rate liabilities	201,801	173,136	322,730	1,195,561	23,644
Fixed interest rate liabilities	493,092	75,133	755,939	551,355	-

	$1,286,335	$846,806	$1,276,702	$1,746,975	$29,571

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

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year
	NT$	NT$	NT$

December 31, 2014

Gross settled
Forward exchange contracts
Inflows	$3,662,813	$1,959,573	$9,241
Outflows	(3,655,279)	(1,940,145)	(9,331)
	7,534	19,428	(90)

(Continued)

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year
	NT$	NT$	NT$

Swap contracts
Inflows	$10,342,259	$4,621,200	$33,399,031
Outflows	(10,215,834)	(4,461,118)	(31,646,310)
	126,425	160,082	1,752,721

	$133,959	$179,510	$1,752,631

December 31, 2015

Net settled
Forward exchange contracts	$(230)	$3,435	$-
Foreign currency options	$2,054	$8,735	$-

Gross settled
Forward exchange contracts
Inflows	$2,822,265	$2,421,602	$-
Outflows	(2,836,080)	(2,429,050)	-
	(13,815)	(7,448)	-

Swap contracts
Inflows	16,561,521	22,476,799	36,796,825
Outflows	(16,564,549)	(22,007,274)	(35,813,527)
	(3,028)	469,525	983,298

Interest rate swap
Inflows	12,603	12,466	25,069
Outflows	(11,595)	(11,469)	(23,063)
	1,008	997	2,006

	$(15,835)	$463,074	$985,304

(Concluded)

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

December 31, 2015
Net settled
Forward exchange contracts	$(7)	$105	$-
Foreign currency options	$63	$266	$-

(Continued)

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Gross settled
Forward exchange contracts
Inflows	$86,071	$73,852	$-
Outflows	(86,492)	(74,079)	-
	(421)	(227)	-

Swap contracts
Inflows	505,079	685,477	1,122,197
Outflows	(505,171)	(671,158)	(1,092,209)
	(92)	14,319	29,988

Interest rate swap
Inflows	384	380	764
Outflows	(354)	(350)	(703)
	30	30	61

	$(483)	$14,122	$30,049

(Concluded)

32.	RELATED PARTY TRANSACTIONS

Balances and transactions within the Group had been eliminated upon consolidation. Details of transactions between the Group and other related parties were disclosed as follows:

a.	The Company contributed each NT$100,000 thousand (US$3,050 thousand) to ASE Cultural and Educational Foundation (the “ASE Foundation”) during 2014 and 2015, respectively, for environmental charity in promoting the related domestic environmental protection and public service activities (Note 34).

b.	During 2013, 2014 and 2015, the Company acquired real estate from an associate at NT$1,473,905 thousand, NT$4,540,086 thousand and NT$2,466,000 thousand (US$75,206 thousand), respectively, which were primarily based on independent professional appraisal reports and fully paid.

c.	During 2014, the construction of buildings with green design concept and other projects on current leased property for which the Company contracted with an associate has been completed with a total consideration of NT$349,646 thousand, which was primarily based on independent professional appraisal reports as well as request for quotation and price negotiation, and the payment schedule was based on the agreed acceptance progress. In addition, the Company contracted with the same associate for the construction of foreign worker dormitory on leased property. During 2015, the foreign worker dormitory has been capitalized for NT$504,600 thousand (US$15,389 thousand).

d.	During 2014, the Company donated NT$15,000 thousand to Social Affairs Bureau of the Kaohsiung City Government through ASE Foundation to help the Kaohsiung City Government rebuild the damaged area and settle the residents who suffered or needed to be evacuated from home due to the gas explosion accident in the Qianzhen District of the Kaohsiung City.

e.	Compensation to key management personnel

	For the Years Ended December 31
	2013	2014	2015
	NT$	NT$	NT$	US$ (Note 4)

Short-term employee benefits	$741,232	$989,720	$812,002	$24,764
Post-employment benefits	4,766	4,049	3,944	120
Share-based payments	78,701	50,327	17,937	547

	$824,699	$1,044,096	$833,883	$25,431

The compensation to the Company’s key management personnel is determined according to personal performance and market trends.

33.	ASSETS PLEDGED AS COLLATERAL OR FOR SECURITY

In addition to Note 9, the following assets were provided as collateral for bank borrowings and the tariff guarantees of imported raw materials:

	December 31
	2014	2015
	NT$	NT$	US$ (Note 4)

Inventories related to real estate business	$15,164,858	$16,312,519	$497,485
Other financial assets (including current and non-current)	268,562	229,613	7,002

	$15,433,420	$16,542,132	$504,487

34.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

In addition to those disclosed in other notes, significant commitments and contingencies of the Group as of each balance sheet date were as follows:

a.	Significant commitments

1)	As of December 31, 2014 and 2015, unused letters of credit of the Group were approximately NT$137,000 thousand and NT$93,000 thousand (US$2,836 thousand), respectively.

2)	As of December 31, 2014 and 2015, the amounts that the Group has committed to purchase property, plant and equipment were approximately NT$17,498,000 thousand and NT$8,089,200 thousand (US$246,697 thousand), respectively, of which NT$1,516,396 thousand and NT$1,756,990 thousand (US$53,583 thousand) had been prepaid, respectively.

3)	As of December 31, 2014 and 2015, the unpaid amounts that the Group has contracted for the construction related to our real estate business were approximately NT$3,156,100 thousand and NT$2,745,400 thousand (US$83,727 thousand), respectively.

4)	In consideration of corporate social responsibility for environmental protection, the Company’s board of directors, in December 2013, approved contributions to be made in the next 30 years, at a total amount of NT$3,000,000 thousand, at the minimum, to environmental protection efforts in Taiwan. In January 2016, the Company’s board of directors approved to contribute NT$100,000 thousand (US$3,050 thousand) to ASE Foundation for continuously implementing environmental effort in promoting the related domestic environmental protection and public service activities.

b.	Non-cancellable operating lease commitments

	December 31, 2015
	NT$	US$ (Note 4)

Less than 1 year	$211,225	$6,442
1-5 years	353,470	10,780
More than 5 years	462,733	14,112

	$1,027,428	$31,334

35.	SIGNIFICANT SUBSEQUENT EVENTS

In January 2016, the Company issued unsecured domestic bonds in NT$7,000,000 thousand (US$213,480 thousand) with a maturity of 5 years and interest due annually with annual interest rate 1.30%, and in NT$2,000,000 thousand (US$60,994 thousand) with a maturity of 7 years and interest due annually with annual interest rate 1.50%.

36.	SIGNIFICANT ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The following information was aggregated by the foreign currencies other than functional currencies of the group entities and the exchange rates between foreign currencies and respective functional currencies were disclosed. The significant assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousand)	Exchange Rate	Carrying Amount (In Thousand)

December 31, 2014

Monetary financial assets
US$	$3,086,749	US$1=NT$31.65	$97,695,606
US$	649,271	US$1=CNY6.119	20,549,427
JPY	3,354,008	JPY1=NT$0.2646	887,471
JPY	8,787,236	JPY1=US$0.0084	2,325,103

Monetary financial liabilities
US$	2,896,001	US$1=NT$31.65	91,658,432
US$	976,913	US$1=CNY6.119	30,919,296
JPY	3,159,712	JPY1=NT$0.2646	836,060
JPY	8,903,753	JPY1=US$0.0084	2,355,933

(Continued)

	Foreign Currencies (In Thousand)	Exchange Rate	Carrying Amount (In Thousand)

December 31, 2015

Monetary financial assets
US$	$2,926,597	US$1=NT$32.825	$96,065,552
US$	1,008,097	US$1=CNY6.4936	33,090,795
JPY	3,380,683	JPY1=NT$0.2727	921,912
JPY	8,467,689	JPY1=US$0.0083	2,309,139

Monetary financial liabilities
US$	2,988,953	US$1=NT$32.825	98,112,393
US$	995,195	US$1=CNY6.4936	32,667,265
JPY	3,747,333	JPY1=NT$0.2727	1,021,898
JPY	8,775,382	JPY1=US$0.0083	2,393,047

(Concluded)

The significant realized and unrealized foreign exchange gain (loss) were as follows:

	For the Years Ended December 31
	2013		2014		2015
Functional Currencies	Exchange Rate	Net Foreign Exchange Gain (Loss)	Exchange Rate	Net Foreign Exchange Gain (Loss)	Exchange Rate	Net Foreign Exchange Gain (Loss)
		NT$		NT$		NT$	US$ (Note 4)

NT$		$(455,820)		$(1,591,124)		$(695,510)	$(21,211)
US$	US$1 =NT$29.805	1,203	US$1 =NT$31.65	298,225	US$1 =NT$32.825	136,795	4,172
CNY	CNY1 =NT$4.8885	157,671	CNY1 =NT$5.1724	42,049	CNY1 =NT$5.0550	(271,358)	(8,276)

		$(296,946)		$(1,250,850)		$(830,073)	$(25,315)

37.	OTHERS

a)	On December 20, 2013, the Kaohsiung Environmental Protection Bureau (“KEPB”) issued an official letter No. Kao-Shih-Huan-Chu-Tu-Tzu 10243758100 and an administrative sanction letter No. Kao-Shih-Huan-Chu-Shui-Chu-Tzu 30-102-120022 (“the Administrative Decision”). The Administrative Decision was to impose a fine of NT$110,065 thousand which has been recorded under the line item of other losses for the year ended December 31, 2013. On April 7, 2014, the amount of the fine was amended to NT$109,359 thousand by the KEPB. On September 4, 2015, the amount of the fine was further amended to NT$102,014 thousand (US$3,111 thousand) by the KEPB. On January 17, 2014, the Company retained lawyers to file an administrative appeal with the Kaohsiung City Government to nullify the Administrative Decision. After the administrative appeal was dismissed, the Company retained lawyers to file a lawsuit with the Kaohsiung High Administrative Court seeking to revoke the dismissal decision made by the Kaohsiung City Government (the “Administrative Appeal Decision”) and the part of the Administrative Decision pertaining to the fine, and to demand a refund of the fine paid by the Company. The judgment of the Kaohsiung High Administrative Court was rendered on March 22, 2016, ruling to revoke the Administrative Appeal Decision and the Administrative Decision pertaining to the fine, and to dismiss the other complaint filed by the Company (i.e., to demand a refund of the fine paid by the Company). On April 14, 2016, the Company appealed against the unfavorable ruling to the Supreme Administrative Court. Meanwhile, owing to the event above, on January 3, 2014, the Kaohsiung District Prosecutors Office charged the Company with violation of the Waste Disposal Act. The Kaohsiung District Court handed down the judgment on October 20, 2014 and the Company was fined NT$3,000 thousand for violation of Article 47 of the Waste Disposal Act and has been recorded under the line item of other gains and losses for the year ended December 31, 2014. Then the Company appealed against the judgment to the Kaohsiung Branch of Taiwan High Court. On September 29, 2015, the Kaohsiung Branch of Taiwan High Court rendered a final judgment of finding the Company not guilty of the criminal charge.

b)	In November 2015, the Company received a legal brief made by SPIL in connection with a lawsuit brought by SPIL against the Company which was filed with Kaohsiung District Court. SPIL filed the civil lawsuit against the Company seeking to confirm that Company does not have the right to request SPIL to register it as a shareholder in SPIL’s shareholder register. The Company has engaged attorney to defend this case and will submit defense brief to the court to protect the Company’s interest. The Kaohsiung District Court has scheduled a hearing on this case on April 29, 2016. The Company does not expect the lawsuit to have material impact on the financial position and business operation of the Company.

38.	OPERATING SEGMENTS INFORMATION

The Group has the following reportable segments: Packaging, Testing and EMS. The Group provides services in packaging bare semiconductors into finished semiconductors with enhanced electrical and thermal characteristics, as well as testing services, including front-end engineering testing, wafer probing and final testing services; the Group also sells goods from electronics manufacturing services (“EMS”). Information about other business activities and operating segments that are not reportable are combined and disclosed in “Others.” The Group engages in other activities such as substrate production and real estate business.

The accounting policies for segments are the same as those described in Note 4. The measurement basis for resources allocation and performance evaluation is based on profit before income tax.

Segment information for the years ended December 31, 2013, 2014 and 2015 was as follows:

a.	Segment revenues and results

	Packaging	Testing	EMS	Others	Total
	NT$	NT$	NT$	NT$	NT$

For the year ended December 31, 2013

Revenue from external customers	$112,603,927	$24,732,197	$78,530,594	$3,995,728	$219,862,446
Inter-segment revenues (Note)	3,337,074	246,223	42,960,432	8,048,827	54,592,556
Segment revenues	115,941,001	24,978,420	121,491,026	12,044,555	274,455,002
Interest income	74,171	11,958	85,491	41,181	212,801
Interest expense	(1,542,047)	(44,167)	(96,620)	(574,310)	(2,257,144)
Depreciation and amortization	(16,412,763)	(6,293,170)	(1,658,743)	(1,106,235)	(25,470,911)
Share of the profit of associates	22,039	-	-	-	22,039
Impairment loss	(344,150)	(115,966)	(99,843)	(131,913)	(691,872)
Segment profit before income tax	9,975,902	6,321,022	2,928,223	144,609	19,369,756
Expenditures for segment assets	18,648,304	6,068,085	1,224,698	1,102,985	27,044,072

December 31, 2013

Investments accounted for using the equity method	1,205,158	-	-	-	1,205,158
Segment assets	146,160,484	44,100,564	55,112,632	41,348,403	286,722,083

For the year ended December 31, 2014

Revenue from external customers	121,336,453	25,874,694	105,784,427	3,595,873	256,591,447
Inter-segment revenues (Note)	9,418,359	177,793	48,596,814	8,437,439	66,630,405
Segment revenues	130,754,812	26,052,487	154,381,241	12,033,312	323,221,852
Interest income	96,737	10,245	116,451	20,041	243,474
Interest expense	(1,566,595)	(15,663)	(155,702)	(586,466)	(2,324,426)
Depreciation and amortization	(17,533,267)	(6,160,378)	(1,435,509)	(1,221,622)	(26,350,776)
Share of the profit of associates	(121,882)	-	-	-	(121,882)
Impairment loss	(231,936)	(4,701)	(10,390)	(61,117)	(308,144)
Segment profit before income tax	17,279,239	6,800,894	3,818,393	636,529	28,535,055
Expenditures for segment assets	29,863,337	6,157,154	6,562,513	865,583	43,448,587

(Continued)

	Packaging	Testing	EMS	Others	Total
	NT$	NT$	NT$	NT$	NT$

December 31, 2014

Investments accounted for using the equity method	$1,468,242	$-	$-	$-	$1,468,242
Segment assets	166,359,949	44,147,813	78,865,897	44,345,158	333,718,817

For the year ended December 31, 2015

Revenue from external customers	116,607,314	25,191,916	138,242,100	3,261,206	283,302,536
Inter-segment revenues (Note)	9,454,671	191,608	58,451,996	7,659,282	75,757,557
Segment revenues	126,061,985	25,383,524	196,694,096	10,920,488	359,060,093
Interest income	53,235	12,536	149,385	26,928	242,084
Interest expense	(1,520,118)	(5,821)	(147,792)	(595,055)	(2,268,786)
Depreciation and amortization	(18,946,460)	(6,516,912)	(2,738,722)	(1,316,570)	(29,518,664)
Share of the profit of associates and joint ventures	407,622	-	-	-	407,622
Impairment loss	(139,397)	-	(102,389)	(16,343)	(258,129)
Segment profit before income tax	15,761,225	6,354,140	2,874,944	302,836	25,293,145
Expenditures for segment assets	19,691,068	4,754,481	2,917,939	917,333	28,280,821

December 31, 2015

Investments accounted for using the equity method	37,403,601	-	-	-	37,403,601
Segment assets	193,604,661	42,652,569	79,997,341	49,013,678	365,268,249

(Concluded)

	Packaging	Testing	EMS	Others	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

For the year ended December 31, 2015

Revenue from external customers	$3,556,185	$768,280	$4,215,984	$99,457	$8,639,906
Inter-segment revenues (Note)	288,340	5,843	1,782,617	233,586	2,310,386
Segment revenues	3,844,525	774,123	5,998,601	333,043	10,950,292
Interest income	1,624	382	4,556	821	7,383
Interest expense	(46,359)	(178)	(4,507)	(18,148)	(69,192)
Depreciation and amortization	(577,812)	(198,747)	(83,523)	(40,152)	(900,234)
Share of the profit of associates and joint ventures	12,431	-	-	-	12,431
Impairment loss	(4,251)	-	(3,123)	(498)	(7,872)
Segment profit before income tax	480,672	193,783	87,677	9,235	771,367
Expenditures for segment assets	600,521	144,998	88,989	27,975	862,483

December 31, 2015

Investments accounted for using the equity method	1,140,701	-	-	-	1,140,701
Segment assets	5,904,381	1,300,780	2,439,687	1,494,775	11,139,623

Note:	Inter-segment revenues were eliminated upon consolidation.

b.	Revenue from major products and services

	For the Years Ended December 31
	2013	2014	2015
	NT$	NT$	NT$	US$ (Note 4)

Advanced packaging and IC wirebonding service	$100,457,184	$108,384,405	$103,735,586	$3,163,635
Wafer probing and final testing service	24,120,370	25,116,026	24,136,399	736,090
Electronic components manufacturing service	77,731,347	104,904,455	137,347,359	4,188,696
Others	17,553,545	18,186,561	18,083,192	551,485

	$219,862,446	$256,591,447	$283,302,536	$8,639,906

c.	Geographical information

Geographical information about revenue from external customers and noncurrent assets are reported based on the country where the external customers are headquartered and noncurrent assets are located.

1)	Net revenues from external customers

	For the Years Ended December 31
	2013	2014	2015
	NT$	NT$	NT$	US$ (Note 4)

United States	$143,753,891	$173,912,974	$205,730,670	$6,274,189
Taiwan	31,277,147	36,747,699	32,631,149	995,155
Asia	23,779,212	24,042,586	22,885,128	697,930
Europe	20,392,268	20,826,125	20,577,069	627,541
Others	659,928	1,062,063	1,478,520	45,091

	$219,862,446	$256,591,447	$283,302,536	$8,639,906

2)	Noncurrent assets, excluding financial instruments, post-employment benefit assets and deferred tax assets

	December 31
	2014	2015
	NT$	NT$	US$ (Note 4)

Taiwan	$97,159,564	$98,849,362	$3,014,619
China	43,384,186	40,385,484	1,231,640
Others	26,177,965	25,458,503	776,412

	$166,721,715	$164,693,349	$5,022,671

d.	Major customers

Except one customer from which the operating revenues generated from packaging and EMS segments was NT$32,588,464 thousand, NT$54,431,222 thousand and NT$88,311,697 thousand (US$2,693,251 thousand) in 2013, 2014 and 2015, respectively, the Group did not have other single customer to which the operating revenues exceeded 10% of operating revenues for the years ended December 31, 2013, 2014 and 2015.