Form 20-F
period 2016-12-31
ADVANCED SEMICONDUCTOR ENGINEERING INC
filed 2017-04-21
CIK 1122411

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

7,944,875,346 Common Shares, par value NT$10 each**

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

Yes ☐         No ☒

** As a result of the exercise of employee stock options subsequent to December 31, 2016, as of March 31, 2017, we had 8,273,546,046 shares outstanding.

i

ii

USE OF CERTAIN TERMS

Unless the context otherwise requires, references in this annual report to:

•	“2014 Bonds” are to RMB150.0 million 3.125% Guaranteed Bonds due September 22, 2014, issued by Anstock Limited, our wholly owned subsidiary incorporated in the Cayman Islands;

•	“2016 Bonds” are to RMB500.0 million 4.250% Guaranteed Bonds due September 20, 2016, issued by Anstock Limited;

•	“2018 Convertible Bonds” are to US$400.0 million Zero Coupon Convertible Bonds due September 5, 2018, issued by the Company;

•	“2018 NTD-linked Convertible Bonds” are to US$200.0 million NTD-linked Zero Coupon Convertible Bonds due March 27, 2018, issued by the Company;

•	“ASE,” the “Company,” “ASE Group,” “ASE Inc.,” “we,” “us,” or “our” are to Advanced Semiconductor Engineering, Inc. and, unless the context requires otherwise, its subsidiaries;

•	“ASEEE” are to ASE Embedded Electronics Inc., a company incorporated under the laws of the ROC;

•	“ASE Chung Li” are to ASE (Chung Li) Inc., a company previously incorporated under the laws of the ROC that merged into ASE Inc. on August 1, 2004;

•	“ASE Electronics” are to ASE Electronics Inc., a company incorporated under the laws of the ROC;

•	“ASE Holding” are to ASE Industrial Holding Co., Ltd.;

•	“ASE Japan” are to ASE Japan Co. Ltd., a company incorporated under the laws of Japan;

•	“ASE Korea” are to ASE (Korea) Inc., a company incorporated under the laws of the Republic of Korea;

•	“ASE Material” are to ASE Material Inc., a company previously incorporated under the laws of the ROC that merged into ASE Inc. on August 1, 2004;

•	“ASE Shanghai” are to ASE (Shanghai) Inc., a company incorporated under the laws of the PRC;

•	“ASE Test” are to ASE Test Limited, a company incorporated under the laws of Singapore;

•	“ASE Test Malaysia” are to ASE Electronics (M) Sdn. Bhd., a company incorporated under the laws of Malaysia;

•	“ASE Test Taiwan” are to ASE Test, Inc., a company incorporated under the laws of the ROC;

•	“ASEKS” are to ASE (KunShan) Inc., a company incorporated under the laws of the PRC;

•	“ASEN” are to Suzhou ASEN Semiconductors Co., Ltd., a company incorporated under the laws of the PRC;

•	“ASESH AT” are to ASE Assembly & Test (Shanghai) Limited, formerly known as Global Advanced Packaging Technology Limited, or GAPT, a company incorporated under the laws of the PRC;

•	“ASEWH” are to ASE (Weihai), Inc., a company incorporated under the laws of the PRC;

•	“Capital Increase” are to issuance of 130,000,000 common shares for public subscription, which was effected by way of an increase in the authorized share capital in the amount of NT$1,300.0 million of the Company in September 2013;

•	“Corporate Bonds” are to NT$8.0 billion 1.450% secured corporate bonds with five year term issued in August 2011 by the Company;

•	“Deposit Agreement” are to deposit agreement dated September 29, 2000 among Citibank, N.A., as depositary, holders and beneficial owners of ADSs and us, which was filed as an exhibit to our registration statement on post-effective amendment No. 2 to Form F-6 on September 16, 2003, and its two amendments, which were filed as an exhibit to our registration statement on post-effective amendment No. 1 to Form F-6 on April 3, 2006 and our registration statement on post-effective amendment No. 2 to Form F-6 on October 25, 2006;

•	“EEMS Test Singapore” are to EEMS Test Singapore Pte. Ltd., a company incorporated under the laws of Singapore, which changed its name to ASE Singapore II Pte. Ltd. and was subsequently merged into ASE Singapore Pte. Ltd. on January 1, 2011;

•	“Exchange Act” are to the U.S. Securities Exchange Act of 1934, as amended;

•	“FSC” are to the Financial Supervisory Commission of the Republic of China;

•	“Green Bonds” are to US$300.0 million 2.125% Guaranteed Bonds due July 24, 2017, offered by Anstock II Limited, our wholly owned subsidiary incorporated in the Cayman Islands;

•	“Hung Ching” are to Hung Ching Development & Construction Co. Ltd., a company incorporated under the laws of the ROC;

•	“IFRS” are to International Financial Reporting Standards, International Accounting Standards and Interpretations as issued by the International Accounting Standards Board;

•	“ISE Labs” are to ISE Labs, Inc., a corporation incorporated under the laws of the State of California;

•	“Initial SPIL Tender Offer” are to ASE’s offer to purchase 779,000,000 common shares (including common shares represented by outstanding American depositary shares) of SPIL through concurrent tender offers in the ROC and the U.S., at a price of NT$45 per SPIL common share and NT$225 per SPIL American depositary share, commenced on August 24, 2015 and expired on September 22, 2015;

•	“Joint Share Exchange Agreement” are to the joint share exchange agreement entered into between ASE and SPIL on June 30, 2016;

•	“Korea” or “South Korea” are to the Republic of Korea;

•	“Mainland Investors Regulations” are to the Regulations Governing Securities Investment and Futures Trading in Taiwan by Mainland Area Investors;

•	“MOEAIC” are to Investment Commission, the ROC Ministry of Economic Affairs;

•	“NYSE” are to New York Stock Exchange;

•	“PowerASE” are to PowerASE Technology, Inc., a company incorporated under the laws of the ROC, which was merged into ASE Inc. in May 2012;

•	“PRC” are to the People’s Republic of China and excludes Taiwan, Macau and Hong Kong;

•	“PRC Regulations” are to the Regulations Governing Mainland China Investors’ Securities Investments and Futures Trading in Taiwan;

•	“QDII” are to qualified domestic institutional investors;

•	“Republic of China”, the “ROC” and “Taiwan” are to the Republic of China, including Taiwan and certain other possessions;

•	“ROC GAAP” are to generally accepted accounting principles in the ROC;

•	“ROC Trading Day” are to a day when TWSE is open for business;

•	“SEC” are to the Securities and Exchange Commission of the U.S.;

•	“Second SPIL Tender Offer” are to ASE’s offer to purchase 770,000,000 common shares (including common shares represented by outstanding American depositary shares) of SPIL through concurrent tender offers in the ROC and the U.S., at a price of NT$55 per SPIL common share and NT$275 per SPIL American depositary share, commenced on December 29, 2015 and expired on March 17, 2016 due to failure to obtain regulatory approval from the Taiwan Fair Trade Commission prior to the expiration of the Second SPIL Tender Offer;

•	“Securities Act” are to the U.S. Securities Act of 1933, as amended;

•	“SiP” are to system-in-package;

•	“SPIL” are to Siliconware Precision Industries Co., Ltd, and, unless the context requires otherwise, its subsidiaries;

•	“SPIL Acquisition” are to ASE’s effort to effect an acquisition of 100% of the common shares and American depositary shares of SPIL pursuant to the Joint Share Exchange Agreement;

•	“Taiwan-IFRS” are to the Regulations Governing the Preparation of Financial Reports by Securities Issuers, the IFRS as well as related guidance translated by Accounting Research and Development Foundation and endorsed by the FSC;

•	“Tessera” are to Tessera, Inc., a company that filed a suit against the Company and its U.S. subsidiary, ASE (U.S.) Inc.;

•	“TWSE” are to Taiwan Stock Exchange;

•	“UGJQ” are to Universal Global Technology (Shanghai) Co., Ltd., a company incorporated under the laws of the PRC;

•	“UGKS” are to Universal Global Technology (Kunshan) Co. Ltd., a company incorporated under the laws of the PRC;

•	“UGTW” are to Universal Global Scientific Industrial Co. Ltd., a company incorporated under the laws of the ROC;

•	“Universal Scientific” or “USI” are to Universal Scientific Industrial Co., Ltd., a company incorporated under the laws of the ROC;

•	“Universal Scientific Shanghai” are to Universal Scientific Industrial (Shanghai) Co., Ltd., a company incorporated under the laws of the PRC;

•	“U.S.” refers to United States of America;

•	“U.S. GAAP” are to accounting principles generally accepted in the U.S.;

•	“USI Inc.” are to USI Inc., a company incorporated under the laws of the ROC;

•	“USI Mexico” are to Universal Scientific Industrial De Mexico S.A. DE C.V., a company incorporated under the laws of Mexico;

•	“USISZ” are to Universal Electronics (Shenzhen) Co. Ltd., a company incorporated under the laws of the PRC; and

•	“Wuxi Tongzhi” are to Wuxi Tongzhi Microelectronics Co., Ltd., a company incorporated under the laws of the PRC.

We publish our financial statements in New Taiwan dollars, the lawful currency of the ROC. In this annual report, references to “United States dollars,” “U.S. dollars” and “US$” are to the currency of the United States; references to “New Taiwan dollars,” “NT dollars” and “NT$” are to the currency of the ROC; references to “RMB” are to the currency of the PRC; references to “JP¥” are to the currency of Japan; references to “MYR” are to the currency of Malaysia; references to “SGD” are to the currency of Republic of Singapore; references to “KRW” are to the currency of Republic of Korea; and references to “EUR” are to the currency of the European Union. Unless otherwise noted, all translations from NT dollars to U.S. dollars were made at the exchange rate as set forth in the H.10 weekly statistical release of the Federal Reserve System of the United States (the “Federal Reserve Board”) as of December 30, 2016, which was NT$32.40=US$1.00, and all translations from RMB to U.S. dollars were made at the exchange rate as set forth in the H.10 weekly statistical release of the Federal Reserve Board as of December 30, 2016, which was RMB6.9430=US$1.00. All amounts translated into U.S. dollars in this annual report are provided solely for your convenience and no representation is made that the NT dollar, RMB or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or NT dollars/RMB, as the case may be, at any particular rate or at all. On April 14, 2017, the exchange rate between NT dollars and U.S. dollars as set forth in the H.10 weekly statistical release by the Federal Reserve Board was NT$30.31=US$1.00. On April 14, 2017, the exchange rate between RMB and U.S. dollars as set forth in the H.10 weekly statistical release by the Federal Reserve Board was RMB6.8835 =US$1.00.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this annual report. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this annual report. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor or electronics industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the uncertainties as to whether we can complete the share exchange contemplated by the Joint Share Exchange Agreement between us and SPIL; the strained relationship between the ROC and the PRC; general economic and political conditions; the recent global economic crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, see “Item 3. Key Information—Risk Factors.”

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

The selected consolidated statements of comprehensive income data and cash flow data for the years ended December 31, 2014, 2015 and 2016, and the selected consolidated balance sheet data as of December 31, 2015 and 2016 set forth below are derived from our audited consolidated financial statements included in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements, including the notes thereto. The selected consolidated statements of comprehensive income data and cash flow data for the year ended December 31, 2012 and 2013 and the selected consolidated balance sheet data as of December 31, 2012 and 2013 set forth below are derived from our audited consolidated financial statements not included herein.

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

	As of and for the Year Ended December 31,
IFRS	2012	2013	2014	2015 (Retrospectively Adjusted)	2016
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except earnings per share and per ADS data)
Statement of Comprehensive Income Data:
Operating revenues	193,972.4	219,862.4	256,591.4	283,302.5	274,884.1	8,484.1
Operating costs	(157,342.7)	(177,040.4)	(203,002.9)	(233,167.3)	(221,689.9)	(6,842.3)
Gross profit	36,629.7	42,822.0	53,588.5	50,135.2	53,194.2	1,641.8
Operating expenses	(18,922.6)	(20,760.4)	(23,942.7)	(25,250.6)	(26,485.7)	(817.5)
Other operating income and expenses, net	83.2	(1,348.2)	228.7	(251.5)	(800.3)	(24.7)
Profit from operations	17,790.3	20,713.4	29,874.5	24,633.1	25,908.2	799.6
Non-operating income (expense), net(1)	(1,181.6)	(1,343.6)	(1,339.4)	378.7	2,116.9	65.4
Profit before income tax	16,608.7	19,369.8	28,535.1	25,011.8	28,025.1	865.0
Income tax expense	(2,960.4)	(3,499.6)	(5,666.0)	(4,311.1)	(5,390.8)	(166.4)
Profit for the year	13,648.3	15,870.2	22,869.1	20,700.7	22,634.3	698.6
Attributable to
Owners of the Company	13,191.6	15,404.5	22,228.6	19,732.1	21,361.6	659.3
Non-controlling interests	456.7	465.7	640.5	968.6	1,272.7	39.3
	13,648.3	15,870.2	22,869.1	20,700.7	22,634.3	698.6
Other comprehensive income (loss), net of income tax	(3,830.7)	3,233.3	5,504.4	(147.5)	(7,959.3)	(245.7)
Total comprehensive income for the year	9,817.6	19,103.5	28,373.5	20,553.2	14,675.0	452.9
Attributable to
Owners of the Company	9,420.4	18,509.6	27,394.3	19,659.1	13,994.1	431.9
Non-controlling interests	397.2	593.9	979.2	894.1	680.9	21.0
	9,817.6	19,103.5	28,373.5	20,553.2	14,675.0	452.9
Earnings per common share(1) (2):
Basic	1.77	2.05	2.89	2.58	2.79	0.09
Diluted	1.73	1.99	2.79	2.48	2.33	0.07
Dividends per common share(3)	2.05	1.05	1.29	2.00	1.60	0.05
Earnings per equivalent ADS(1) (2):
Basic	8.86	10.26	14.46	12.89	13.94	0.43
Diluted	8.65	9.96	13.93	12.38	11.67	0.36
Number of common shares(4):
Basic	7,445.5	7,508.5	7,687.9	7,652.8	7,662.9	7,662.9
Diluted	7,568.2	7,747.6	8,220.7	8,250.1	8,284.1	8,284.1
Number of equivalent ADSs
Basic	1,489.1	1,501.7	1,537.6	1,530.6	1,532.6	1,532.6
Diluted	1,513.6	1,549.5	1,644.1	1,650.0	1,656.8	1,656.8
Balance Sheet Data:
Current assets	97,495.6	132,176.5	159,955.2	156,732.8	142,789.7	4,407.1
Investments - non-current(1)(5)	2,267.8	2,345.5	2,409.3	38,046.6	50,861.3	1,569.8
Property, plant and equipment, net	127,197.8	131,497.3	151,587.1	149,997.1	143,880.2	4,440.7
Intangible assets	12,361.3	11,953.6	11,913.3	11,888.6	12,119.9	374.1
Long-term prepayment for lease	4,164.1	4,072.3	2,586.0	2,556.2	2,237.0	69.0
Others(6)	4,236.0	4,676.9	5,267.9	5,765.6	6,063.1	187.2
Total assets(1)	247,722.6	286,722.1	333,718.8	364,986.9	357,951.2	11,047.9
Short-term debts(7)	36,884.9	44,618.2	41,176.0	36,983.4	20,955.5	646.8
Current portion of long-term debts	3,213.8	6,016.5	2,835.5	16,843.3	16,341.1	504.3
Long-term debts(8)	44,591.7	50,166.5	55,375.8	66,535.1	74,354.9	2,294.9
Other liabilities(9)	53,211.8	60,176.9	78,640.1	78,700.1	79,437.9	2,451.8
Total liabilities	137,902.2	160,978.1	178,027.4	199,061.9	191,089.4	5,897.8
Share capital	76,047.7	78,180.3	78,715.2	79,185.7	79,568.0	2,455.8
Non-controlling interests	3,505.7	4,128.4	8,209.9	11,492.5	11,984.0	369.9
Equity attributable to owners of the Company(1)	106,314.7	121,615.6	147,481.5	154,432.4	154,877.8	4,780.2
Cash Flow Data:
Capital expenditures	(39,029.5)	(29,142.7)	(39,599.0)	(30,280.1)	(26,714.2)	(824.5)
Depreciation and amortization	23,435.9	25,470.9	26,350.8	29,518.7	29,422.3	908.1
Net cash inflow from operating activities	33,038.0	41,296.0	45,863.5	57,548.3	52,107.9	1,608.3
Net cash outflow from investing activities	(43,817.8)	(29,925.8)	(38,817.9)	(63,351.4)	(43,159.5)	(1,332.1)
Net cash inflow (outflow) from financing activities	8,455.8	12,794.9	(2,797.0)	8,636.3	(21,087.0)	(650.8)
Segment Data:
Operating revenues:
Packaging	104,298.3	112,603.9	121,336.5	116,607.3	125,282.8	3,866.8
Testing	22,657.0	24,732.2	25,874.7	25,191.9	27,031.8	834.3
Electronic manufacturing services	62,747.7	78,530.6	105,784.4	138,242.1	115,395.1	3,561.6
Others	4,269.4	3,995.7	3,595.8	3,261.2	7,174.4	221.4
Gross profit:
Packaging	19,812.5	23,673.7	33,040.2	30,348.5	28,524.5	880.4
Testing	7,601.0	9,079.4	9,632.0	9,025.7	9,980.6	308.0
Electronic manufacturing services	7,241.3	8,054.3	9,118.9	9,433.4	11,234.8	346.8
Others	1,974.9	2,014.6	1,797.4	1,327.6	3,454.3	106.6

(1)	We have completed the identification of difference between the cost of the investment and our share of the net fair value of SPIL’s identifiable assets and liabilities in September 2016. Therefore, we retrospectively adjusted the comparative financial statement for the year ended December 31, 2015, which differs from the results included in our annual report on Form 20-F for the year ended December 31, 2015. The retrospective adjustments resulted in a decrease of NT$281.4 million to the investments accounted for using the equity method on the consolidated balance sheet as of December 31, 2015 and share of profit of associates on the consolidated statement of comprehensive income for the year ended December 31, 2015. See Note 13 to our audited consolidated financial statement included in this annual report for more information.

(2)	The denominators for diluted earnings per common share and diluted earnings per equivalent ADS are calculated to account for the potential diluted factors, such as the exercise of options and conversion of our convertible bonds into our common shares.

(3)	Dividends per common share issued as a cash dividend, a stock dividend and distribution from capital surplus.

(4)	Represents the weighted average number of shares after retroactive adjustments to give effect to stock dividends. Common shares held by consolidated subsidiaries are classified as “treasury stock,” and are deducted from the number of common shares outstanding.

(5)	Including available-for-sale financial assets — non-current and investments accounted for using the equity method.

(6)	Including deferred tax assets, other financial assets — non-current and other non-current assets.

(7)	Including short-term bank loans and short-term bills payable.

(8)	Including bonds payable, long-term borrowings (consisted of bank loans and bills payable) and capital lease obligations.

(9)	Including (x) current liabilities other than short-term debts and current portion of long-term debts and (y) non-current liabilities other than long-term debts.

Exchange Rates

Fluctuations in the exchange rate between NT dollars and U.S. dollars will affect the U.S. dollar equivalent of the NT dollar price of our common shares on the TWSE and, as a result, will likely affect the market price of the ADSs. Fluctuations will also affect the U.S. dollar conversion by the depositary under our ADS deposit agreement referred to below of cash dividends paid in NT dollars on, and the NT dollar proceeds received by the depositary from any sale of, common shares represented by ADSs, in each case, according to the terms of the deposit agreement dated September 29, 2000 and as amended and supplemented from time to time among us, Citibank N.A., as depositary, and the holders and beneficial owners from time to time of the ADSs, which we refer to as the deposit agreement.

The following table sets forth, for the periods indicated, information concerning the number of NT dollars for which one U.S. dollar could be exchanged. The exchange rates reflect the exchange rates set forth in the H.10 statistical release of the Federal Reserve Board.

	Exchange Rate
	Average(1)	High	Low	Period End
2012	29.47	30.28	28.96	29.05
2013	29.73	30.20	28.93	29.83
2014	30.38	31.80	29.85	31.60
2015	31.80	33.17	30.37	32.79
2016
October	31.59	31.79	31.36	31.54
November	31.75	32.01	31.41	31.92
December	32.00	32.42	31.72	32.40
2017
January	31.65	32.37	31.19	31.19
February	30.85	31.17	30.61	30.64
March	30.65	31.03	30.14	30.38
April (through April 14, 2017)	30.47	30.63	30.31	30.31

(1)	Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages were calculated by using the average of the daily rates during the relevant month.

On April 14, 2017, the exchange rate as set forth in the H.10 weekly statistical release by the Federal Reserve Board was NT$30.31=US$1.00.

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

Market conditions in the semiconductor and electronics industries depend to a large degree on conditions in the markets for the end-use applications of various products, such as communications, computing and consumer electronics products. Any deterioration of conditions in the markets for the end-use applications would reduce demand for our services, and would likely have a material adverse effect on our financial condition and results of operations. In 2016, approximately 52.2%,11.5% and 36.3% of our operating revenues from packaging and testing were attributed to the packaging and testing of semiconductors used in communications, computing and consumer electronics/industrial/automotive/other applications, respectively. In the same year, approximately 50.6%,16.9%, 18.4%, 7.2% and 6.0% of our operating revenues from electronic manufacturing services were attributed to the communications, computing, consumer electronics applications, industrial and automotive applications, respectively. Across end-use applications, our customers face intense competition and significant shifts in demand, which could put pricing pressure on our services and may adversely affect our revenues and net income.

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

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including a European sovereign debt crisis that began in 2011, a referendum in the United Kingdom in June 2016, in which the majority of voters voted in favor of an exit from the European Union (“Brexit”), and continuing high unemployment rates in much of the world. It is unclear what the long-term impact of the European sovereign debt crisis will be and uncertainty remains over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies. There are also increased uncertainty in the wake of Brexit, which has resulted in downgrade of the credit ratings of the United Kingdom and an increase in volatility in the global financial markets. Any economic downturn or crisis may cause our customers to do the following:

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

In addition, some of our competitors may have superior financial, marketing, manufacturing, research and development and technological resources than we do. For example, the central government of the PRC as well as provincial and municipal governments have provided various incentives to domestic companies in the semiconductor industry, including major semiconductor testing and packaging providers, such as Jiangsu Changjiang Electronics Technology Co., Ltd. Similarly, our customers may face competition from their competitors in the PRC, and such competitors may also receive significant subsidies from the PRC government. As we are downstream suppliers, the impact of such government policies on competition and price pressure of our customers may negatively impact our own business. Increasing competition may lead to declines in product prices and profitability and could have a material adverse effect on our business, financial condition, results of operations and future prospects.

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

We have significantly expanded our operations through both organic growth and acquisitions in recent years. For example, we acquired the controlling interest of Universal Scientific in 2010 to expand our product offering scope to electronic manufacturing services; we also entered into a joint venture agreement with TDK Corporation in May 2015 to further expand our business in embedded substrates; furthermore, we entered into the Joint Share Exchange Agreement with SPIL in June 2016 to take advantage of the synergy effect of business combination between SPIL and us. We expect that we will continue to expand our operations in the future. The purpose of our expansion is mainly to provide total solutions to existing customers or to attract new customers and broaden our product range for a variety of end-use applications. However, rapid expansion may place a strain on our managerial, technical, financial, operational and other resources. As a result of our expansion, we have implemented and will continue to implement additional operational and financial controls and hire and train additional personnel. Any failure to manage our growth effectively could lead to inefficiencies and redundancies and result in reduced growth prospects and profitability.

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

As part of our business strategy, we have and may continue to pursue acquisitions of businesses and assets, strategic alliances and joint ventures. We currently have equity investments in certain entities and the accounting treatment applied for these investments varies depending on a number of factors, including, but not limited to, our percentage ownership and the level of influence we have over the relevant entity. Any losses experienced by these entities could adversely affect our results of operations and the value of our investment. In addition, if these entities were to fail and cease operations, we may lose the entire value of our investment and the stream of any shared profits.

For example, on September 22, 2015, upon the expiration of the Initial SPIL Tender Offer period, we acquired 779,000,000 common shares (including those represented by American depositary shares) of SPIL through the Initial SPIL Tender Offer. We subsequently acquired an additional 258,300,000 common shares of SPIL (including those represented by American depositary shares) through open market purchases in March and April 2016. As of April 21, 2017, we beneficially own 1,037,300,000 common shares of SPIL (calculated as the sum of 988,847,740 common shares of SPIL and 48,452,260 common shares of SPIL underlying 9,690,452 American depositary shares of SPIL), representing 33.29% of the issued and outstanding share capital of SPIL (calculated based on 3,116,361,139 common shares of SPIL (including those represented by American depositary shares) outstanding as of March 31, 2017 as reported in SPIL’s annual report on Form 20-F for the year ended December 31, 2016). See “Item 4. Information on the Company— History and Development of the Company—Acquisition of Common Shares and American Depositary Shares of SPIL.” Although we are currently a 33.29% shareholder of SPIL, we currently do not control SPIL and do not have the power to direct SPIL or its management. As the investment in SPIL is accounted for using the equity method, to the extent that SPIL has net losses, our financial results will be adversely affected to the extent of our pro rata portion of these losses. In addition, as we currently do not control SPIL and do not have the power to direct SPIL or its management, we do not have access to SPIL’s books and records and may not be able to obtain SPIL’s financial information on a timely basis. SPIL’s reporting time for its financial statements may affect our ability to timely report our own financial statements or meet scheduled announcements for earnings releases.

There can be no assurance that we will be able to maintain or enhance the value or performance of our investee companies or that we will achieve the returns or benefits sought from such investments. If our interests differ from those of other investors in our investee companies, we may not be able to enjoy synergies with the investee and it may adversely affect our financial results or financial condition.

We may not be successful in our acquisition of 100% of SPIL shares not otherwise owned by us.

On September 22, 2015, upon the expiration of the Initial SPIL Tender Offer period, we acquired 779,000,000 common shares (including those represented by American depositary shares) of SPIL through the Initial SPIL Tender Offer. In December 2015, following an announcement by SPIL that it plans to issue 1,033 million shares, if approved by SPIL shareholders, to a third party pursuant to a share placement agreement, we submitted a written proposal to SPIL’s Board proposing to acquire all SPIL shares not otherwise owned by ASE, contingent upon the termination of the share purchase agreement, and later launched the Second SPIL Tender Offer on December 29, 2015 to offer to purchase up to 770,000,000 common shares of SPIL (including those represented by American depositary shares). On March 17, 2016, we announced that the Second SPIL Tender Offer was unsuccessful because the Taiwan Fair Trade Commission (the “TFTC”) did not render its decision before the expiration of the Second SPIL Tender Offer. The TFTC subsequently suspended its review on March 23, 2016. Notwithstanding the failure of the Second SPIL Tender Offer, we continued to seek control of SPIL, with the purpose of effecting an acquisition of 100% of the common shares and American depositary shares of SPIL. Under the Joint Share Exchange Agreement, a holding company in Taiwan will be established that would hold 100% of the equity interests of both ASE and SPIL such that ASE and SPIL would be wholly owned subsidiaries of such holding company, which would maintain all current operations of ASE and SPIL in Taiwan. See “Item 4. Information on the Company— History and Development of the Company—Acquisition of Common Shares and American Depositary Shares of SPIL.”

The successful consummation of the SPIL Acquisition is subject to a number of factors, including, among other things, obtaining all necessary antitrust or other regulatory approvals in Taiwan, the United States, the PRC and other jurisdictions where we do business. Although we have obtained regulatory approvals in Taiwan, in the event these conditions cannot be satisfied, we may re-evaluate our interest in SPIL and may consider, among other legally permissible alternatives, to dispose our SPIL shares at a loss, which may significantly affect our financial position. Notwithstanding the above, even if we are successful in consummating the SPIL Acquisition, we may face challenges in successfully integrating SPIL into our existing organization or in realizing anticipated benefits and cost synergies. Each of these risks could have a material adverse effect on our business and operations, including our relationship with customers, suppliers, employees and other constituencies, or otherwise adversely affect our financial condition and results of operations.

There may be risks associated with the proposed holding company structure of SPIL Acquisition.

We entered into the Joint Share Exchange Agreement with SPIL in June 2016, pursuant to which ASE Holding, a holding company in Taiwan, will hold 100% of the equity interests in both ASE and SPIL such that ASE and SPIL will become wholly owned subsidiaries of ASE Holding. The proposed holding company will maintain all current operations of ASE and SPIL in Taiwan. The common shares of ASE and SPIL will be delisted from the TWSE. The ADSs of ASE and SPIL will be delisted from NYSE and NASDAQ, respectively, and will become eligible for deregistration under the Exchange Act. Subsequently, the common shares of ASE Holding will be listed on the TWSE, and the ADSs of ASE Holding will be listed on the NYSE. The implementation of such corporate structure restructuring plan may require approvals from relevant regulators and may result in unforeseen contingent risks, including increase in tax liabilities or trading discounts relating to a holding company discount that may become apparent in the future.

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

We have on occasion failed to comply with certain financial covenants in some of our loan agreements. Such non-compliance may also have, through broadly worded cross-default provisions, resulted in default under some of the agreements governing our other existing debt. For example, we failed to comply with certain financial covenants in some of our loan agreements as a result of our acquisition of the controlling interest of Universal Scientific in February 2010, for which we have timely obtained waivers from our counterparties. If we are unable to timely remedy any of our non-compliance under such loan agreements or obtain applicable waivers or amendments, we would breach our financial covenants and our financial condition would be adversely affected. As of December 31, 2016, we were not in breach of any of the financial covenants under our existing loan agreements, although we cannot provide any assurance that we will not breach any of such financial covenants in the future.

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

In addition, we may be required to increase substantially the number of these employees in connection with our expansion plans, and there is intense competition for their services in this industry. We may not be able to either retain our present personnel or attract additional qualified personnel as and when needed. In addition, we may need to increase employee compensation levels in order to attract and retain our existing officers and employees and the additional personnel that we expect to require. Furthermore, a portion of the workforce at our facilities in Taiwan are foreign workers employed under work permits, which are subject to government regulations on renewal and other terms. Consequently, our business could also suffer if the Taiwan regulations relating to the employment of foreign workers were to become significantly more restrictive or if we are otherwise unable to attract or retain these workers at a reasonable cost.

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

Currently, the majority of our revenues are denominated in U.S. dollars, with a portion denominated in NT dollars and Japanese yen. Our operating costs and operating expenses, on the other hand, are incurred in several currencies, primarily NT dollars, U.S. dollars, RMB, Japanese yen, Korean won, as well as, to a lesser extent, Singapore dollars and Malaysian ringgit. In addition, a substantial portion of our capital expenditures, primarily for the purchase of packaging and testing equipment, has been, and is expected to continue to be, denominated in U.S. dollars, with the remainder in Japanese yen. Fluctuations in exchange rates, primarily among the U.S. dollar against the NT dollar, the Japanese yen and RMB, will affect our costs and operating margins. In addition, these fluctuations could result in exchange losses and increased costs in NT dollar and other local currency terms. Despite hedging and mitigating techniques implemented by us, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations. We recognized net foreign exchange losses of NT$1,222.0 million and NT$713.2 million in 2014 and 2015, respectively, and net foreign exchange gains of NT$1,928.4 million (US$59.5 million) in 2016. We cannot assure you that we will achieve foreign exchange gains in the future. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk—Foreign Currency Exchange Rate Risk.”

The loss of a large customer or disruption of our strategic alliance or other commercial arrangements with semiconductor foundries and providers of other complementary semiconductor manufacturing services may result in a decline in our revenues and profitability.

Although we have a large customer base, we have derived and expect to continue to derive a large portion of our revenues from a small group of customers during any particular period due in part to the concentration of market share in the semiconductor and electronics industries. Our five largest customers together accounted for approximately 40.3%, 48.2% and 42.0% of our operating revenues in 2014, 2015 and 2016, respectively. One customer accounted for more than 10.0% of our operating revenues in 2014, 2015 and 2016. The demand for our services from a customer is directly dependent upon that customer’s level of business activity, which could vary significantly from year to year. Our key customers typically operate in the cyclical semiconductor and electronic business and, in the past, have varied, and may vary in the future, order levels significantly from period to period. Some of these companies are relatively small, have limited operating histories and financial resources, and are highly exposed to the cyclicality of the industry. We cannot assure you that these customers or any other customers will continue to place orders with us in the future at the same levels as in past periods. The loss of one or more of our significant customers, or reduced orders by any one of them, and our inability to replace these customers or make up for such orders, could adversely affect our revenues and profitability. In addition, we have in the past reduced, and may in the future be requested to reduce, our prices to limit the level of order cancellations. Any price reduction would likely reduce our margins and profitability.

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

Raw materials such as IC substrates are prone to supply shortages since such materials are produced by a limited number of suppliers, such as Kinsus Interconnect Technology Corporation, Nanya Printed Circuit Board Corporation, Unimicron Technology Corp. and LG Innotek Co., Ltd. Our operations conducted through our wholly owned subsidiaries ASE Electronics and ASE Shanghai have improved our ability to obtain IC substrates on a timely basis and at a reasonable cost. In 2016, our interconnect materials operations supplied approximately 29.7% of our consolidated substrate requirements by value. We do not expect that our internal interconnect materials operations will be able to meet all of our interconnect materials requirements. Consequently, we will remain dependent on market supply and demand for our raw materials. In addition, recent fluctuations in prices of precious metals, such as gold, have also affected the price at which we have been able to purchase the principal raw materials we use in our packaging processes. We cannot guarantee that we will not experience shortages in the near future or that we will be able to obtain adequate supplies of raw materials in a timely manner or at a reasonable price. Our revenues and net income could decline if we are unable to obtain adequate supplies of high quality raw materials in a timely manner or if there are significant increases in the costs of raw materials that we cannot pass on to our customers.

Regulations related to conflict minerals could adversely affect our business, financial condition and results of operations.

The Dodd-Frank Wall Street Reform and Consumer Protection Act contains provisions to improve transparency and accountability concerning the supply of certain minerals, known as conflict minerals, which are defined as cassiterite, columbite-tantalite, gold, wolframite or their derivatives and other minerals determined by the U.S. government to be financing conflict in the Democratic Republic of Congo and adjoining countries. As a result, in August 2012 the SEC adopted annual disclosure and reporting requirements for those companies who use conflict minerals in their products. These rules require companies that manufacture or contract to manufacture products for which conflict minerals are necessary to the functionality or production to begin scrutinizing the origin of conflict minerals in their products starting from January 1, 2013, and file a new form, Form SD, containing the conflict minerals disclosure by May 31 for the prior calendar year, beginning May 31, 2014. We filed a specialized disclosure report on Form SD for the years ended December 31, 2013, 2014 and 2015 on May 30, 2014, June 1, 2015 and May 31, 2016, respectively. Pursuant to the SEC rules governing conflict minerals disclosures, we have engaged an independent auditing firm to conduct audits on our due diligence framework to provide a private sector report for our specialized disclosure report on Form SD for the years ended December 31, 2014, 2015 and 2016. As a result, there will be costs associated with complying with these disclosure requirements, including costs for diligence to determine the sources of conflict minerals used in our products and other potential changes to products, processes or sources of supply as a consequence of such verification activities. The implementation of these rules could adversely affect the sourcing, supply and pricing of materials used in our products. As there may be only a limited number of suppliers offering “conflict free” minerals, we cannot be sure that we will be able to obtain necessary “conflict free” minerals from such suppliers in sufficient quantities or at competitive prices. Also, we may face adverse effects to our reputation if we determine that certain of our products contain minerals not determined to be conflict free or if we are unable to sufficiently verify the origins for all conflict minerals used in our products through the procedures we may implement.

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

In December 2013, the Kaohsiung City Environmental Protection Bureau ordered us to suspend the operations at our K7 Plant’s wafer-level process where nickel was used for alleged wastewater discharge violations and imposed a NT$110.1 million fine against us. The NT$110.1 million fine was later reduced to NT$109.4 million as ordered by the Kaohsiung City Environmental Protection Bureau. In December 2014, the Kaohsiung City Environmental Protection Bureau lifted the suspension order and approved the full resumption of operations of our K7 Plant after ordering a series of examinations, hearings and trial runs. In September 2015, the fine was further reduced to NT$102.0 million by the Kaohsiung City Environmental Protection Bureau and we received a refund of NT$7.3 million in October 2015. Although our K7 Plant has resumed full operation, we may be subject to other new environmental claims, charges or investigations on our K7 Plant or other facilities that may cause similar or more sever interruptions to our business and operations.

With respect to the NT$102.0 million administrative penalty imposed on us by the Kaohsiung City Environmental Protection Bureau, we appealed to the Kaohsiung High Administrative Court in August 2014 seeking to (i) revoke Kaohsiung City Government’s decision, (ii) lift the administrative penalty imposed on us and (iii) demand a refund of the administrative penalty. On March 22, 2016, the Kaohsiung High Administrative Court revoked Kaohsiung City Government’s decision and lifted the administrative penalty. Our demand for a refund of the fine was dismissed. We appealed to the Supreme Administrative Court on April 14, 2016 against the Kaohsiung High Administrative Court’s unfavorable ruling in dismissing a refund. The outcome of the proceeding cannot be predicted with certainty.

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

We have made, and expect to continue to make, expenditures to maintain strict compliance with such environmental laws and regulations. For example, in order to demonstrate our commitment to environmental protection, in December 2013, our board of directors approved contributions to environmental protection efforts in Taiwan in a total amount of not less than NT$3,000.0 million, to be made in the next 30 years. For the years ended December 31, 2014, 2015 and 2016, we have made contributions in the amount of NT$100.0 million (US$3.1 million) each, respectively, through ASE Cultural and Educational Foundation to fund various environmental projects, and our board of directors have resolved in a resolution in January 2017 to contribute NT$100.0 million (US$3.1 million) through ASE Cultural and Educational Foundation in environmental projects in 2017. The costs of current and future compliance with environmental laws and regulations could require us to acquire costly equipment or to incur other significant expenses that may have a material adverse effect on our financial condition and results of operations.

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

Climate change and other environmental concerns may negatively affect our business.

There is increasing concern that climate change is occurring and may have dramatic effects on human activity without aggressive remediation steps. A modest change in temperature would result in increased coastal flooding, changing precipitation patterns and increasing risk of extinction for the world’s species. Public expectations for reductions in greenhouse gas emissions could result in increased energy, transportation and raw material costs. Scientific examination of, political attention to and rules and regulations on issues surrounding the existence and extent of climate change may result in an increase in the cost of production due to increase in the prices of energy and introduction of energy or carbon tax. Various regulatory developments have been introduced that focus on restricting or managing emissions of carbon dioxide, methane and other greenhouse gases. Enterprises may need to purchase at higher costs emission credits, new equipment or raw materials with lower carbon footprints. These developments and further legislation that is likely to be enacted could negatively affect our operations. Changes in environmental regulations, such as those on the use of perfluorinated compounds, could increase our production costs, which could adversely affect our results of operation and financial condition.

In addition, more frequent droughts and floods, extreme weather conditions and rising sea levels could occur due to climate change. The impact of such changes could be significant as most of our factories are located in islands including Taiwan, Singapore, Korea and Malaysia. For example, transportation suspension caused by extreme weather conditions could harm the distribution of our products. Similarly, our operations depend upon adequate supplies of water, and extended or serious droughts may affect our ability to obtain adequate supplies of water and threaten our production. We cannot predict the economic impact, if any, of disasters or climate change.

Furthermore, increasing climate change and environmental concerns could affect the results of our operations if any of our customers request that we exceed any standards set for environmentally compliant products and services, or if raw materials and/or products are required to meet strict inspection standards with respect to any radioactive contamination as a result of concerns arising from radiation leaking incidents, such as the radiation leak occurred in March 2011 in Japan. If we are unable to offer products that are in compliance with relevant environmental standards, or such products become less reliable due to the lack of reasonably available alternative technologies, it may harm our results of operations.

We may be subject to intellectual property rights disputes, which could materially adversely affect our business.

Our ability to compete successfully and achieve future growth depends, in part, on our ability to develop and protect our proprietary technologies and to secure on commercially acceptable terms certain technologies that we do not own. We cannot assure you that we will be able to independently develop, obtain patents for, protect or secure from any third party, the technologies required. Our failure to successfully obtain such technology may seriously harm our competitive position.

Our ability to compete successfully also depends, in part, on our ability to operate without infringing the proprietary rights of others. We have no means of knowing what patent applications have been filed in the United States or elsewhere until they are granted or published. In particular, the semiconductor and electronics industries are characterized by frequent litigation regarding patent and other intellectual property rights. It is common for patent owners to assert their patents against semiconductor manufacturers. We have received from time to time communication from third parties asserting patents that cover certain of our technologies and alleging infringement of intellectual property rights of others, and we may continue receiving such communication in the future. In the event that any third party makes a valid claim against us or against our customers, we could be required to:

•	seek to acquire licenses to the infringed technology which may not be available on commercially reasonable terms, if at all;

•	discontinue using certain process technologies, which could cause us to stop manufacturing certain semiconductors;

•	pay substantial monetary damages; and/or

•	seek to develop non-infringing technologies, which may not be feasible.

Any one of these developments could place substantial financial and administrative burden on us and hinder our business. In February 2006, Tessera filed a suit against us and others alleging patent infringement. In February 2014, ASE Inc. and our U.S. subsidiary, ASE (U.S.) Inc. reached a term sheet agreement with Tessera to fully resolve the remaining legal proceedings between each other, under which we would pay a total of US$30.0 million to Tessera (which was fully recognized by us in the fourth quarter of 2013) and both Tessera and we would dismiss all pending claims against each other. The final settlement agreement was entered into among the parties in October 2014 and the final settlement amount was reduced to US$27.0 million. In October 2014, the United States District Court for the Northern District of California dismissed all claims between Tessera and us. We have fully paid the settlement amount in January 2015 and reversed the settlement amount of US$3.0 million in the fourth quarter of 2014.

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

With respect to assets, we recognized impairment charges of NT$308.1 million, NT$258.1 million and NT$888.2 million (US$27.4 million) in 2014, 2015 and 2016, respectively, primarily as a result of an impairment charge related to buildings and improvement, and impaired equipment and investment. See “Item 5. Operating and Financial Review and Prospects—Operating Results and Trend Information—Critical Accounting Policies and Estimates—Impairment of Tangible and Intangible Assets Other Than Goodwill,” “Item 5. Operating and Financial Review and Prospects—Operating Results and Trend Information—Critical Accounting Policies and Estimates—Valuation of Investments” and “Item 5. Operating and Financial Review and Prospects—Operating Results and Trend Information—Critical Accounting Policies and Estimates—Goodwill.”

We are unable to estimate the extent and timing of any impairment charges for future years and we cannot give any assurance that impairment charges will not be required in periods subsequent to December 31, 2016. Any impairment charge could have a material adverse effect on our net income. The determination of an impairment charge at any given time is based significantly on our expected results of operations over a number of years in the future. As a result, an impairment charge is more likely to occur during a period in which our operating results and outlook are otherwise already depressed.

Provisions of our outstanding convertible bonds could discourage an acquisition of us by a third party.

In September 2013, we completed the offering of the 2018 Convertible Bonds, and in July 2015, we completed the offering of the 2018 NTD-linked Convertible Bonds. Certain provisions of our convertible bonds could make it more difficult or more expensive for a third party to acquire us. In the event that (1) our common shares cease to be listed on the TWSE; (2) any person or persons acting together acquire control of us if such person or persons do not have, and would not be deemed to have, control of us as of a specified date; (3) we consolidate with or merge into or sell or transfer all or substantially all of our assets to any other person, unless the consolidation, merger, sale or transfer will not result in the other person or persons acquiring control over us or the successor entity; or (4) one or more other persons acquire the legal or beneficial ownership of all or substantially all of our capital stock, holders of these bonds shall have the right to require us to repurchase all or any portion of the principal amount thereof (which is US$200,000 or any integral multiples thereof) of such holder’s bonds. “Control” means the right to appoint and/or remove all or the majority of the members of our board of directors or other governing body, whether obtained directly or indirectly, and whether obtained by ownership of share capital, the possession of voting rights, contract or otherwise. However, a “change of control” will not be deemed to have occurred (i) solely as a result of the issuance or transfer, with the Company’s corporation, of any preferred shares in the Company’s capital or (ii) if the closing price per common share for any five trading days within the period of 10 consecutive trading days ending immediately after the later of the change of control or the public announcement of the change of control equals or exceeds 110% of the conversion price in effect on each of those five trading days.

The accounting treatment for our outstanding convertible bonds, including the treatment for conversion option, redemption option and put option embedded in our outstanding convertible bonds, could have a material effect on our reported financial results.

In September 2013, we completed the offering of the 2018 Convertible Bonds. Since the 2018 Convertible Bonds are denominated in U.S. dollars, which is different from our functional currency under IFRS, we separated the conversion option, redemption option and put option embedded in 2018 Convertible Bonds (collectively, the “Bond Options”) and recognized them as a freestanding derivative at fair value through profit or loss. To determine the fair value of the Bond Options of the 2018 Convertible Bonds, we are subject to a mark-to-market accounting on the Bond Options embedded in the 2018 Convertible Bonds. As a result, if the fair value of our common shares rises, mark to market of the Bond Options would lead to losses in our financial statements. For each reporting period over the term of the convertible bonds, a gain (or loss) will be reported in our consolidated statement of comprehensive income to the extent the fair value of the Bond Options changes from the previous period. Changes in fair value of the Bond Options generated a loss for NT$777.6 million, NT$112.0 million and a gain for NT$1,418.7 million (US$43.8 million) in 2014, 2015 and 2016, respectively. See note 19 to our audited consolidated financial statements included in this annual report.

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

Our management concluded that our internal control over financial reporting was effective as of December 31, 2016 and our independent registered public accounting firm has issued an attestation report concluding that our internal control over financial reporting was effective in all material aspects. As effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help prevent fraud, any failure to maintain effective internal control over financial reporting could harm our business and result in a loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our common shares and ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

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

Our principal executive offices and our principal facilities are located in Taiwan and approximately 52.1%, 46.9% and 48.6% of our operating revenues in 2014, 2015 and 2016, respectively, were derived from our operations in Taiwan. Accordingly, our business and financial condition may be affected by changes in local governmental policies and political and social instability.

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

Taiwan is also susceptible to typhoons, which may cause damage and business interruptions to companies with facilities located in Taiwan. For example, on September 14, 2016, Taiwan experienced severe damage from typhoon Meranti that caused severe flooding, extensive property damage and loss of electricity for thousands of households. Taiwan has experienced severe droughts in the past. Although we have not been directly affected by droughts, we are dependent upon water for our packaging and substrates operations and a drought could interrupt such operations. In addition, a drought could interrupt the manufacturing process of the foundries located in Taiwan, in turn disrupting some of our customers’ production, which could result in a decline in the demand for our services. In addition, the supply of electrical power in Taiwan, which is primarily provided by Taiwan Power Company, the state-owned electric utility, is susceptible to disruption that could be prolonged and frequent, caused by overload as a result of high demand or other reasons.

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

Escalation of tensions between South Korea and North Korea could have an adverse effect on our operations in South Korea and the market value of our shares.

Relationship between South Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In recent years, there have been heighted security concerns stemming from North Korea’s nuclear weapons and ballistic missile programs and increased uncertainty regarding North Korea’s actions and possible responses from the international community.

Although we do not derive any revenue from, nor sell any products in, North Korea, any further increase in tensions between South Korea and North Korea that may occur, for example, if North Korea experiences a leadership crisis, high-level contacts between South Korea and North Korea break down, or military hostilities occur, could have a material adverse effect on the South Korea economy and on our South Korea subsidiary, our business, financial condition, results of operations and the market value of our common stock.

Any attempt by the U.S. government to withdraw from or materially modify existing international trade agreements could adversely affect our business, financial condition and results of operations.

The United States is undergoing major political changes, which has created uncertainty regarding future U.S. trade policies. During the election campaign, the then president-elect Trump made comments suggesting that he was not supportive of certain existing international trade agreements. At this time, it remains unclear what the new administration would or would not do with respect to these international trade agreements. However, if the new administration takes action to withdraw from or materially modify these international trade agreements, our business, financial condition and results of operations could be adversely affected.

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

There has been no trading market outside the ROC for our common shares and the only trading market for our common shares is the TWSE. The outstanding ADSs are listed on the NYSE. There is no assurance that the market for our common shares or the ADSs will be active or liquid.

Although ADS holders are entitled to withdraw our common shares underlying the ADSs from the depositary at any time, ROC law requires that our common shares be held in an account in the ROC or sold for the benefit of the holder on the TWSE. In connection with any withdrawal of common shares from our ADS facility, the ADSs evidencing these common shares will be cancelled. Unless additional ADSs are issued, the effect of withdrawals will be to reduce the number of outstanding ADSs. If a significant number of withdrawals are effected, the liquidity of our ADSs will be substantially reduced. We cannot assure you that the ADS depositary will be able to arrange for a sale of deposited shares in a timely manner or at a specified price, particularly during periods of illiquidity or volatility.

If a non-ROC holder of ADSs withdraws and holds common shares, such holder of ADSs will be required to appoint a tax guarantor, local agent and custodian in the ROC and register with the TWSE or the Taipei Exchange in order to buy and sell securities on the TWSE.

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

In addition, under current ROC law, such withdrawing holder is required to register with the TWSE or the Taipei Exchange and appoint a local agent in the ROC to, among other things, open a bank account and open a securities trading account with a local securities brokerage firm, pay taxes, remit funds and exercise such holder’s rights as a shareholder. Furthermore, such withdrawing holder must appoint a local bank or a local securities firm to act as custodian for confirmation and settlement of trades, safekeeping of securities and cash proceeds and reporting and declaration of information. Without satisfying these requirements, non-ROC withdrawing holders of ADSs would not be able to hold or otherwise subsequently sell our common shares on the TWSE or otherwise.

Pursuant to Mainland Investors Regulations, only QDIIs or persons that have otherwise obtained the approval from the MOEAIC and registered with the TWSE are permitted to withdraw and hold our shares from a depositary receipt facility. In order to hold our shares, such QDIIs are required to appoint an agent and custodian as required by the Mainland Investors Regulations. If the aggregate amount of our shares held by any QDII or shares received by any QDII upon a single withdrawal or in the aggregate accounts for 10.0% of our total issued and outstanding shares, such QDII must obtain the prior approval from the MOEAIC. We cannot assure you that such approval would be granted.

The market value of your investment may fluctuate due to the volatility of the ROC securities market.

The trading price of our ADSs may be affected by the trading price of our common shares on the TWSE. The ROC securities market is smaller and more volatile than the securities markets in the United States and in many European countries. The TWSE has experienced substantial fluctuations in the prices and volumes of sales of listed securities and there are currently limits on the range of daily price movements on the TWSE. The TWSE Index peaked at 12,495.3 in February 1990, and subsequently fell to a low of 2,560.5 in October 1990. On March 13, 2000, the Taiwan Stock Exchange Index experienced a 617-point drop, which represented the single largest decrease in the Taiwan Stock Exchange Index in its history. During the period from January 1, 2016 to December 31, 2016, the Taiwan Stock Exchange Index peaked at 9,392.68 on December 9, 2016, and reached a low of 7,664.01 on January 21, 2016. Over the same period, the trading price of our common shares ranged from NT$39.90 per share to NT$28.10 per share. On April 14, 2017, the Taiwan Stock Exchange Index closed at 9,732.93, and the closing value of our common shares was NT$37.85 per share.

The TWSE is particularly volatile during times of political instability, including when relations between Taiwan and the PRC are strained. Several investment funds affiliated with the ROC government have also from time to time purchased securities from the TWSE to support the trading level of the TWSE. Moreover, the TWSE has experienced problems such as market manipulation, insider trading and settlement defaults. The recurrence of these or similar problems could have an adverse effect on the market price and liquidity of the securities of ROC companies, including our common shares and ADSs, in both the domestic and international markets.

Holders of common shares and ADSs may experience dilution if we issue stock bonuses and stock options to employees or sell additional equity or equity-linked securities.

Similar to other ROC technology companies, we issue bonuses from time to time in the form of common shares. Prior to 2009, bonuses issued in the form of our common shares were valued at par. Beginning in 2009, bonuses in the form of our common shares are valued at the closing price of our common shares on the day prior to our shareholders’ meeting. In addition, under the ROC Company Law we may, upon approval from our board of directors and the ROC Securities and Futures Bureau of the FSC, establish employee stock option plans provided that shareholders’ approval is required if the exercise price of an option would be less than the closing price of our common shares on the TWSE on the grant date of the option. ASE Inc. currently maintains three employee stock option plans pursuant to which our full-time employees, including our domestic and foreign subsidiaries, are eligible to receive stock option grants. As of December 31, 2016, 210,794,600 options granted by ASE Inc. were outstanding. Our board of directors and the FSC approved the 5th employee share option plans in December 2014 and April 2015, respectively, under which 94,270,000 options were granted in September 2015. See “Item 6. Directors, Senior Management and Employees—Compensation—ASE Inc. Employee Bonus and Stock Option Plans.” The issuance of our common shares pursuant to stock bonuses or stock options may have a dilutive effect on the holders of outstanding common shares and ADSs.

In addition, the sale of additional equity or equity-linked securities may result in additional dilution to our shareholders. In September 2013, we issued 2018 Convertible Bonds to fund procurement of raw materials from overseas. The bonds are convertible by holders at any time on or after October 16, 2013 and up to (and including) August 26, 2018. As of December 31, 2016, none of the bonds has been converted into our common shares, and the balance of the outstanding bonds was US$400.0 million. The initial conversion price was NT$33.085 per common share, subject to adjustment upon the occurrence of certain events, such as the Capital Increase and cash dividend distribution. As of the date of this annual report, the conversion price is NT$28.96 per common share. Upon full conversion, the outstanding bonds will be converted into 413,756,906 common shares if based on the current conversion price, representing 5.2% of our outstanding shares at the end of December 31, 2016. Any conversion of bonds, in full or in part, would dilute the ownership interest of our existing shareholders and our earnings per share and could adversely affect the market price of our ADSs. Moreover, in September 2013, we issued 130,000,000 common shares for public subscription, which was effected by way of an increase in our authorized share capital in the amount of NT$1,300.0 million. The issuance of the zero coupon convertible bonds due 2018 and the Capital Increase could cause dilution to our ADS holders.

Restrictions on the ability to deposit our common shares into our ADS facility may adversely affect the liquidity and price of our ADSs.

The ability to deposit common shares into our ADS facility is restricted by ROC law. A significant number of withdrawals of common shares underlying our ADSs would reduce the liquidity of the ADSs by reducing the number of ADSs outstanding. As a result, the prevailing market price of our ADSs may differ from the prevailing market price of our common shares on the TWSE. Under current ROC law, no person or entity, including you and us, may deposit our common shares in our ADS facility without specific approval of the FSC, unless:

(1)	we pay stock dividends on our common shares;

(2)	we make a free distribution of common shares;

(3)	holders of ADSs exercise preemptive rights in the event of capital increases; or

(4)	to the extent permitted under the deposit agreement and the relevant custody agreement, investors purchase our common shares, directly or through the depositary, on the TWSE, and deliver our common shares to the custodian for deposit into our ADS facility, or our existing shareholders deliver our common shares to the custodian for deposit into our ADS facility.

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

For example, in March 2017, we granted rights to the record holders of our existing common shares to subscribe for an aggregate of 240,000,000 of our common shares (the “New Shares”), while the holders of ADSs were not given rights to subscribe for new ADSs and do not have the right to instruct the depositary to subscribe for the New Shares on their behalf. If a holder of ADSs wants the rights corresponding to the common shares underlying such ADSs to be exercised, such holder needs to surrender the ADSs to the depositary and instruct the depositary to deliver the underlying common shares to a securities brokerage account in Taiwan specified by such holder.

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

Item 4. Information on the Company

HISTORY AND DEVELOPMENT OF THE COMPANY

Advanced Semiconductor Engineering, Inc. was incorporated on March 23, 1984 as a company limited by shares under the ROC Company Law, with facilities in the Nantze Export Processing Zone located in Kaohsiung, Taiwan. Our principal executive offices are located at 26 Chin Third Road, Nantze Export Processing Zone, Nantze, Kaohsiung, Taiwan, ROC and our telephone number at the above address is (886) 7-361-7131. Our common shares have been listed on the TWSE under the symbol “2311” since July 1989, and ADSs representing our common shares have been listed on the NYSE under the symbol “ASX” since September 2000.

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

In December 2015, following an announcement by SPIL that it plans to issue 1,033 million shares, if approved by SPIL shareholders, to a third party pursuant to a share placement agreement, we submitted a written proposal to SPIL’s Board proposing to acquire all SPIL shares not otherwise owned by ASE, contingent upon the termination of the share placement agreement. The board of directors of SPIL did not respond to our acquisition proposal. Subsequently, we launched an offer to purchase 770,000,000 common shares (including those represented by American depositary shares) of SPIL through concurrent tender offers in the ROC and the U.S., at a price of NT$55 per SPIL common share and NT$275 per SPIL American depositary share. The Second SPIL Tender Offer expired on March 17, 2016. Because the TFTC did not render a decision before the expiration of the Second SPIL Tender Offer, resulting in the failure to satisfy one of the tender offer conditions, the Second SPIL Tender Offer was not successful. The TFTC subsequently suspended its review on March 23, 2016.

Notwithstanding the failure of the Second SPIL Tender Offer, we continued to seek control of SPIL, with the purpose of effecting an acquisition of 100% of the common shares and American depositary shares of SPIL. Simultaneously with the acquisition of SPIL, we planned to establish a holding company in Taiwan that would hold 100% of the equity interests of both ASE and SPIL such that ASE and SPIL would be wholly owned subsidiaries of such holding company, which would maintain all current operations of ASE and SPIL in Taiwan.

In March and April 2016, we acquired an additional 258,300,000 common shares of SPIL (including those represented by American depositary shares) through open market purchases.

In June 2016, we entered into the Joint Share Exchange Agreement with SPIL, pursuant to which a holding company, ASE Holding will be formed by means of a statutory share exchange pursuant to the laws of the Republic of China, and ASE Holding will (i) acquire all issued shares of ASE in exchange for shares of ASE Holding, and (ii) acquire all issued shares of SPIL using cash consideration (the “Share Exchange”). Upon the consummation of the Share Exchange, ASE and SPIL will become privately held and wholly owned subsidiaries of ASE Holding concurrently. Subject to the Share Exchange, the Joint Share Exchange Agreement and the other transactions contemplated thereby being approved by shareholders of ASE and SPIL, and upon the satisfaction of the other conditions for completing the Share Exchange, ASE Holding will be formed. The common shares of ASE will be delisted from the TWSE and the ADSs will be delisted from NYSE and will become eligible for deregistration under the Exchange Act. The common shares of ASE Holding will be listed on the TWSE and begin trading in Taiwan during TWSE trading hours on the effective date of the Share Exchange (the “Effective Date”), and the ADSs of ASE Holding will be listed on the NYSE and begin trading in the U.S. during NYSE trading hours on the Effective Date.

Since the description of the attributes of common shares in the share capital provisions of the Articles of Incorporation of ASE and ASE Holding will be substantially similar, there are no material differences between the rights of holders of the common shares of ASE and ASE Holding from a legal perspective. However, the common shares and ADSs of ASE will be suspended from trading on the TWSE and NYSE, respectively, starting from the eighth ROC Trading Day before the Effective Date. The holders of the common shares and ADSs of ASE will not be able to trade those shares or ADSs, or the common shares and ADSs of ASE Holding they will be entitled to receive from the date of such suspension to the Effective Date. Accordingly, these holders will be subject to the risk of not being able to liquidate their shares during this trading gap period.

As of March 31, 2017, SPIL had an aggregate of 3,116,361,139 common shares, including 187,275,560 common shares represented by American depositary shares, issued and outstanding, and we beneficially owned 988,847,740 common shares and 9,690,452 American depositary shares of SPIL. There were no public takeover offers by third parties of ASE’s shares which occurred in 2016.

USI Group Restructuring

In April 2015, our subsidiary Universal Scientific completed a spin-off of its subsidiaries to USI Inc. As a result of such spin-off, as of April 1, 2015, ASE Inc. held approximately 99.01% of Universal Scientific and approximately 99.17% of USI Inc.

Universal Scientific, USI Inc. and USI Inc.’s directly and indirectly held subsidiaries (collectively, the “USI Group”) primarily engage in electronic manufacturing services in relation to computers, consumer electronics, communications, industrial and automotive, among other services and businesses. As part of our corporate reorganization to align each business function to different legal entity groups, the board of directors of ASE Inc. passed a resolution on September 24, 2015 and approved the sale of all ASE Inc.’s shareholding in Universal Scientific to UGTW, an indirectly held subsidiary of USI Inc., which will result in USI Inc. indirectly holding Universal Scientific (the “Universal Scientific Share Transfer”). The Universal Scientific Share Transfer was approved by the Investment Commission of MOEA on February 3, 2016. The majority of ASE Inc.’s shares in Universal Scientific were transferred to UGTW in March 2016, and the remaining shares were transferred in May 2016.

Capital Expenditures

Our principal capital expenditures for the years ended December 31, 2014, 2015 and 2016 have been for machinery and equipment procurements and investments in buildings and improvement in connection with the expansion of our capacity expansion, for which we spent NT$43,448.6 million, NT$28,280.8 million and NT$27,680.9 million (US$854.3 million), respectively. We had commitments for capital expenditures of approximately US$204.7 million, of which US$20.6 million had been paid as of December 31, 2016, mainly in connection with the expansion of our packaging and testing services operations primarily in the ROC and the PRC. Any future expansion of our operating activities could result in additional capital expenditures. We anticipate our capital expenditures in 2017 will be financed through our existing cash, marketable securities, expected cash flow from operations and existing credit lines under our loan facilities and will consist of, among other things, additional machinery and equipment procurements for our capacity expansions. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” for more information. Other than the acquisition of common shares and American depositary shares of SPIL by way of the Initial SPIL Tender Offer, the Share Exchange and through open market purchases, there were no significant financial investments or divestitures in 2014, 2015 and 2016. See “Item 4. Information on the Company—History and Development of the Company—Acquisition of Common Shares and American Depositary Shares of SPIL” for information.

For more information on our history and development, see “—Organizational Structure.”

BUSINESS OVERVIEW

ASE is among the world’s leading companies in semiconductor packaging and testing sector. Our services include semiconductor packaging, production of interconnect materials, front-end engineering testing, wafer probing and final testing services, as well as integrated solutions for electronic manufacturing services in relation to computers, peripherals, communications, industrial, automotive, and storage and server applications. We believe that, as a result of the following strengths, we are able to compete effectively to meet customers’ requirements across a wide range of end-use applications:

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

The semiconductor industry is characterized by strong long-term growth, with periodic and sometimes severe cyclical downturns. The Semiconductor Industry Association reported that worldwide sales of semiconductors increased from approximately US$51.0 billion in 1990 to approximately US$338.9 billion in 2016. We believe that overall growth and cyclical fluctuations will continue over the long-term in the semiconductor industry.

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

As a result of the aforementioned mergers and acquisitions, our competitors were able to further strengthen their competitive position by expanding their product offerings and combining their financial resources. We expect this consolidation trend to continue in 2017.

Overview of Semiconductor Manufacturing Process

The manufacturing of semiconductors is a complex process that requires increasingly sophisticated engineering and manufacturing expertise. The manufacturing process can be generally divided into the following stages:

We are involved in all stages of the semiconductor manufacturing process except circuit design and wafer fabrication.

Process	Description
1. Circuit Design	The design of a semiconductor is developed by laying out circuit components and interconnections.

2. Engineering Test	Throughout and following the design process, prototype semiconductors undergo engineering testing, which involves software development, electrical design validation and reliability and failure analysis.

3. Wafer Fabrication	Process begins with the generation of a photomask through the definition of the circuit design pattern on a photographic negative, known as a mask, by an electron beam or laser beam writer. These circuit patterns are transferred to the wafers using various advanced processes.

Process	Description
4. Wafer Probe	Each individual die is electrically tested, or probed, for defects. Dies that fail this test are marked to be discarded.

5. Packaging (or Assembly)	Packaging, also called assembly, is the processing of bare semiconductors into finished semiconductors and serves to protect the die and facilitate electrical connections and heat dissipation. The patterned silicon wafers received from our customers are diced by means of diamond saws into separate dies, also called chips. Basically each die is attached to a leadframe or a laminate (plastic or tape) substrate by epoxy resin. A leadframe is a miniature sheet of metal, generally made of copper and silver alloys, on which the pattern of input/output leads has been cut. On a laminate substrate, typically used in ball grid array, or BGA, packages, the leads take the shape of small bumps or balls. Leads on the leadframe or the substrate are connected by extremely fine gold or copper wires or bumps to the input/output terminals on the chips, through the use of automated machines known as “bonders.” Each chip is then encapsulated, generally in a plastic casing molded from a molding compound, with only the leads protruding from the finished casing, either from the edges of the package as in the case of the leadframe-based packages, or in the form of small bumps on a surface of the package as in the case of BGA or other substrate-based packages.

6. Final Test	Final testing is conducted to ensure that the packaged semiconductor meets performance specifications. Final testing involves using sophisticated testing equipment known as testers and customized software to electrically test a number of attributes of packaged semiconductors, including functionality, speed, predicted endurance and power consumption. The final testing of semiconductors is categorized by the functions of the semiconductors tested into logic/mixed-signal/RF/3D IC/discrete final testing and memory final testing. Memory final testing typically requires simpler test software but longer testing time per device tested.

7. Module, Board Assembly and Test	Module, board assembly and test refers to the combination of one or more packaged semiconductors with other components in an integrated module or board to enable increased functionality.

8. Material	Material refers to the interconnection of materials which connect the input/output on the semiconductor dies to the printed circuit board, such as substrate, leadframe and flip-chip.

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

The increasing miniaturization of semiconductors and the growing complexity of interconnect technology have also resulted in the convergence of assembly processes at different levels of integration: chip, module, board and system. In response to this miniaturization and growing complexity, we have focused on providing module assembly services and, in addition, our subsidiary Universal Scientific has provided us with access to process and product technologies at the levels of module, board and system assembly and testing, which helps us to better anticipate industry trends and take advantage of potential growth opportunities. We expect to continue to combine our packaging, testing and materials technologies with the expertise of Universal Scientific at the systems level to develop our SiP business.

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

We evaluate acquisition and joint venture opportunities on the basis of access to new markets and technology, the enhancement of our production capacity, improvement of research and development capabilities, economies of scale and management resources, and closer proximity to existing and potential customers. For example, we acquired controlling interests in Universal Scientific in 2010 to broaden our offerings to include integrated solutions for electronic manufacturing services in relation to computers, peripherals, communications, industrial, automotive, and storage and server applications. In addition, in May 2015, we entered into a joint venture agreement with TDK Corporation to invest in ASEEE to further expand our business in embedded substrates. We acquired 779,000,000 common shares (including common shares represented by American depositary shares) of SPIL through the Initial SPIL Tender Offer in September 2015 and additional 258,300,000 common shares of SPIL (including those represented by American depositary shares) in March and April 2016 through open market purchases. We entered into the Joint Share Exchange Agreement with SPIL in June 2016, and upon the consummation of the Share Exchange, which is subject to shareholders’ approval of both companies and the satisfaction of other conditions, ASE and SPIL will become wholly owned subsidiaries of ASE Holding concurrently.

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

Principal Products and Services

We offer a broad range of semiconductor packaging and testing services. In addition, we have provided electronic manufacturing services since our acquisition of a controlling interest in Universal Scientific in February 2010. Our package types generally employ either leadframes or substrates as interconnect materials. The semiconductors we package are used in a wide range of end-use applications, including communications, computing, consumer electronics, industrial, automotive and other applications. Our testing services include front-end engineering testing, which is performed during and following the initial circuit design stage of the semiconductor manufacturing process, wafer probe, final testing and other related semiconductor testing services. We focus on packaging and testing semiconductors. We offer our customers turnkey services, which consist of packaging, testing and direct shipment of semiconductors to end users designated by our customers. Our electronic manufacturing services are used in a wide range of end-use applications, including, but not limited to, computers, peripherals, communications, industrial applications, automotive electronics, and storage and server applications. In 2016, our revenues generated from packaging, testing and electronic manufacturing services accounted for 45.6%,9.8% and 42.0% of our operating revenues, respectively.

Packaging Services

We offer a broad range of package types to meet the requirements of our customers, including flip-chip BGA, flip-chip CSP, aCSP (advanced chip scale packages), quad flat packages (QFP), thin quad flat packages (TQFP), bump chip carrier (BCC), quad flat no-lead (QFN) packages, aQFN (advanced QFN) and Plastic BGA. In addition, we provide 3D chip packages, such as MAP POP (package on package) and aMAP POP (advanced, laser ablation type), which enable our customers to mount packages more easily. We also offer other forms of stacked die solutions in different package types, e.g., stacked die QFN, hybrid BGAs containing stacked wire bond and FC die. Meanwhile, we are developing the cost-effective solutions to 3D packages, such 2.1D (substrate layer modification) and 2.5D (substrate interposer) to fulfill current low cost and high performance requirement in parallel with 3D packages with TSV (Through Silicon Via) technology. Our first product has been a CMOS image sensor with TSV to minimize the form factor. In addition, to meet current trends toward low cost solutions, we provide copper wire bonding solutions which can be applied to current gold wire products. Furthermore, we also provide high volume manufacturing experience with silver wire bonding for FCCSP Hybrid packages. We believe we are among the leaders in such packaging processes and technologies and are well positioned to lead the technology migration in the semiconductor packaging industry.

We have also been engaging in the production of module-based solutions, including Wi-Fi modules and RF modules, for a number of years. We provide customized module services with SiP solutions to meet customer needs and complex marketing requirements.

Advanced Packages. The semiconductor packaging industry has evolved to meet the requirements of high-performance electronics products. We believe that there will continue to be growing demand for packaging solutions with increased input/output density, smaller size and better heat dissipation characteristic.

We have focused on developing our capabilities in certain packaging solutions, such as aCSP (wafer-level chip scale package), flip-chip BGA, Heat-Spreader FCBGA, flip-chip CSP, Hybrid FCCSP (Flip-Chip + W/B), Flip-Chip PiP (Package in Package), Flip-Chip PoP (Package on Package), aS 3™ (Advanced Single Sided Substrate), HB POP (High-Bandwidth POP), Fan-Out Wafer Level Packaging, SESUB and 2.5D. Flip-chip BGA technology replaces wire bonding with wafer bumping for interconnections within the package. Wafer bumping involves the placing of tiny solder balls, instead of wires, on top of dies for connection to substrates. As compared with more traditional packages, which allow input/output connection only on the boundaries of the dies, flip-chip or wafer-level package solutions significantly enhance the input/output flow by allowing input/output connections over the entire surface of the dies.

Chip scale packages typically have an area no greater than 120% of the silicon die. For wafer level package, the electrical connections are plated or printed directly onto the wafer itself, resulting in a package very close to the size of the silicon die. Wafer-level packages do not include an interposer so they are unlike substrate-based packages, where the die is usually mounted on an interposer which contains electrical connections in the form of small bumps or balls.

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

FOWLP (Fan-Out Wafer-Level Packages) provides an extended solution and package type to integrate different functional chips or packages and to have good reduction in resistance and inductance over FCCSP, better thermal performance and smaller form factors of packages. FOWLP can be applied for different stack and SiP solutions.

We provide numerous technologies to meet various customer demands. The following table sets forth our principal advanced packages.

Package Types	Number of Leads	Description	End-Use Applications
Wafer Level Chip Scale Package (aCSP)	6-120	A wafer level chip scale package that can be directly attached to the circuit board. Provides shortest electrical path from the die pad to the circuit board, thereby enhancing electrical performance.	Cellular phones, personal digital assistants, watches, MP3 players, digital cameras and camcorders.
Flip-Chip Chip Scale Package (FC-CSP, a-fcCSP)	16-750	A lightweight package with a small, thin profile that provides better protection for chips and better solder joint reliability than other comparable package types.	RFICs and memory ICs such as digital cameras, DVDs, devices that utilize WiMAX technology, cellular phones, GPS devices and personal computer peripherals.
Flip-Chip PiP (Package in Package) (FC-CSP PiP)	500-980	System In Package for Flip-Chip+Memory die inside with a better electrical performance package types.	Application processor for smartphone, data modern on portable devices.
Flip-Chip PoP (Package on Package) (FC-CSP PoP)	500-1100	SOC (System On Chip) die for Assembly to Bottom package and then applied for Memory die on top inside with a better electrical performance package types.	High-tier application processor for smartphone, data modern on portable devices.
Flip-Chip BGA/ HF FCBGA(High Performance / Heat Spreader / FCBGA)	16-2916	Using advanced interconnect technology, the flip-chip BGA packages allow higher density of input/output connection over the entire surface of the dies. HF FCBGA is designed for semiconductor high-performance requirement of high density of interconnects.	High-performance networking, graphics and server and data center processor applications.
Hybrid (Flip-Chip and Wire Bonding)	49-608	A package technology that stacks a die on top of a probed good die to integrate ASIC and memory (flash, SRAM and DDR) into one package and interconnects them with wire bonding and molding. This technology suffers from known good die issues (i.e., one bad die will ruin the entire module). Rework is also not an option in hybrid packages.	Digital cameras, smartphones, bluetooth applications and personal digital assistants.
aS3	up to 300	Ultra-thin profile package which is excellent on middle pin count alternative solution; standard BT material and manufacturing equipment; and lower cost via on pad.	High I/O and short wire length package solution in high performance requirement.

Package Types	Number of Leads	Description	End-Use Applications
Integrated Passive Device (IPD)	~ 20	IPD can provide high performance/high Q-factor inductor and single/double layers for lower cost and turnkey solutions and integrate passives into one IPD chip. IPD requires less involvement in the Surface Mount Technology (“SMT”) process, and is considered to be more compatible with current assembly process and suitable for all package solutions.	Cellular phones, Wi-Fi module, TV and personal digital assistants.
HB (High-Bandwidth)	~ 1000	High-Bandwidth POP can provide a data rate and good signal integrity for Cellular AP, a integration solution for ASIC and Memory, decoupling function for multiple memory mount applications.	Cellular phones and application processors.
POP (Package On Package)	~ 256L Memory
FOWLP (Fan-out Wafer-Level Package)	~ 1,500+	FOWLP provides an extended solution/package type to integrate most different functional chips or packages and to have good reduction in resistance & inductance over FCCSP, better thermal performance and smaller form factors of packages, and can be applied for different stack or SiP solutions.	Cellular phones, logic devices, power management, RF, Codec, IoT, wearables and networking.

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

Automotive Electronics. We assemble automotive electronic products based on our leading technology, good quality systems and automation. We provide a variety of products, such as leadframe base, substrate base, Flip-Chip and Wafer-Level packages. We also provide robust package solutions to customers and end-users, including most types of industrial package solutions together with tailor-made solutions to meet customers’ and end-users’ requirements on automotive specifications.

Having accumulated production experience in using gold wire for automotive devices over several years, we collaborate with certain customers to develop and release copper wire for advanced wafer process (65nm for QFP and 40 nm for BGA) development that will fulfill criteria in AEC-G100 and in the early development of the 28 nm wafer process with hybrid packaging structure (FC bonding + wirebonding). In addition, we offer the FOWLP solution for radar products according to requests from some tier 1 customers.

Interconnect Materials. Interconnect materials connect the input/output on the semiconductor dies to the printed circuit board. Interconnect materials include substrate, which is a multi-layer miniature printed circuit board, and is an important element of the electrical characteristics and overall performance of semiconductors. We produce substrates for use in our packaging operations.

The demand for higher performance semiconductors in smaller packages will continue to spur the development of IC substrates that can support the advancement in circuit design and fabrication. As a result, we believe that the market for substrates will grow and the cost of substrates as a percentage of the total packaging process will increase. In the past, substrates we designed for our customers were produced by independent substrate manufacturers. Since 1997, we have been designing and producing a portion of our interconnect materials in-house. In 2016, our interconnect materials operations supplied approximately 29.7% of our consolidated substrate requirements by value.

The following table sets forth, for the periods indicated, the percentage of our packaging revenues accounted for by each principal type of packaging products or services.

	Year Ended December 31,
	2014	2015	2016

Bumping, Flip Chip, WLP and SiP	25.0%	27.1%	28.6%
IC Wirebonding(1)	64.4	61.9	61.4
Discrete and other	10.6	11.0	10.0
Total	100.0%	100.0%	100.0%

(1)	Includes leadframe-based packages such as QFP/TQFP, QFN/MCC and PLCC/PDIP and substrate-based packages, such as various BGA package types and LGA.

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

The following table sets forth, for the periods indicated, the percentage of our testing revenues accounted for by each type of testing service.

	Year Ended December 31,
	2014	2015	2016
Testing Services:
Front-end engineering testing	2.9%	4.2%	3.6%
Wafer probing	20.5	20.1	19.7
Final testing	76.6	75.7	76.7
Total	100.0%	100.0%	100.0%

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

Customers

Our five largest customers together accounted for approximately 40.3% , 48.2% and 42.0% of our operating revenues in 2014, 2015 and 2016, respectively. One customer accounted for more than 10.0% of our operating revenues in 2014, 2015 and 2016.

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

	Year Ended December 31,
	2014	2015	2016
Communications	53.3%	54.7%	52.2%
Computing	11.6	11.1	11.5
Consumer electronics/industrial/automotive/other	35.1	34.2	36.3
Total	100.0%	100.0%	100.0%

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

	Year Ended December 31,
	2014	2015	2016
Communications	55.6%	53.2%	50.6%
Computing	18.0	14.3	16.9
Consumer electronics	8.9	18.7	18.4
Industrial	10.3	8.1	7.2
Automotive	6.3	4.9	6.0
Other	0.9	0.8	0.9
Total	100.0%	100.0%	100.0%

We categorize our operating revenues geographically based on the country in which the customer is headquartered. The following table sets forth, for the periods indicated, the percentage breakdown by geographic regions of our operating revenues.

	Year Ended December 31,
	2014	2015	2016
United States	67.8%	72.6%	65.8%
Taiwan	14.3	11.5	14.1
Asia	9.4	8.1	10.9
Europe	8.1	7.3	8.5
Other	0.4	0.5	0.7
Total	100.0%	100.0%	100.0%

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

We produce substrates for use in our packaging operations. In 2016, our interconnect materials operations supplied approximately 29.7% of our consolidated substrate requirements by value. See “—Principal Products and Services—Interconnect Materials.”

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

Electronic Manufacturing Services

Our manufacturing processes use many raw materials in our electronic manufacturing services. For 2016, raw materials costs accounted for 77.1% of our operating revenues from electronic manufacturing services. Our principal raw materials include, among others, printed circuit boards, integrated chips, ink, semiconductor devices, computer peripherals and related accessories and electronic components. Our principal raw materials varied in the past, depending on the end-use products we provided.

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

Wire bonders connect the input/output terminals on the silicon die using extremely fine gold or copper wire to leads on leadframes or substrates. Typically, a wire bonder may be used, with minor modifications, for the packaging of different products. As of January 31, 2017, we operated an aggregate of 15,878 wire bonders, of which 15,789 were fine-pitch wire bonders. As of the same date, 21 of the wire bonders operated by us were consigned by customers and none were leased under operating leases. For the packaging of certain types of substrate-based packages, die bonders are used in place of wire bonders. The number of bonders at a given facility is commonly used as a measure of the packaging capacity of the facility. In addition to bonders, we maintain a variety of other types of packaging equipment, such as wafer grind, wafer mount, wafer saw, automated molding machines, laser markers, solder plate, pad printers, dejunkers, trimmers, formers, substrate saws and scanners. We purchase our packaging equipment from major international manufactures, including Disco Corporation, Kulicke & Soffa Industries Inc., BE Semiconductor Industries N.V., TOWA CORPORATION, ASM Pacific Technology and Allring Tech Co., Ltd.

Testing

Testing equipment is the most capital intensive component of the testing process. We generally seek to purchase testers from different suppliers with similar functionality and the ability to test a variety of different semiconductors. We purchase testers from major international manufacturers, including Teradyne, Inc., Advantest Ltd.,
LTX-Credence Corporation, Seiko Epson and Tokyo Electron Limited. Upon acquisition of new testers, we install, configure, calibrate, perform burn-in diagnostic tests on and establish parameters for the testers based on the anticipated requirements of existing and potential customers and considerations relating to market trends. As of January 31, 2017, we operated an aggregate of 3,747 testers, of which 1,102 were consigned by customers and 102 were leased under operating leases. In addition to testers, we maintain a variety of other types of testing equipment, such as automated handlers and probers (special handlers for wafer probing), scanners, reformers and computer workstations for use in software development. Each tester may be attached to a handler or prober. Handlers attach to testers and transport individual packaged semiconductor to the tester interface. Probers similarly attach to the tester and align each individual die on a wafer with the interface to the tester.

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

Electronic Manufacturing Services

The SMT assembly line is the key facility of our electronic manufacturing operations, and generally includes a printer and one or two high-speed mounters and/or a multi-function mounter. The SMT assembly process primarily consists of the following three manufacturing steps: (i) solder paste stencil printing, (ii) component placement and (iii) solder reflow. High-speed SMT assembly systems offer both economic and technical advantages that may reduce both production cost and time while meeting quality requirements. Thus, SMT has become the most popular assembly method for sophisticated electronic devices. We had 128 SMT lines as of January 31, 2017.

Intellectual Property

As of January 31, 2017, we held 2,020 Taiwan patents, 945 U.S. patents, 996 PRC patents and 17 patents in other countries related to various semiconductor packaging technologies and invention, utility and design on our electronic manufacturing services. In addition, we also filed several trademarks applications in Taiwan, the United States, China and the European Union. For example, “ASE”, “aCSP”, “ a-EASI”, “a-fcCSP”, “aQFN” “a-QFN”, “a-TiV”, “iSiP”, “iWLP” and “aSiM” have been registered in Taiwan.

We have also entered into various non-exclusive technology license agreements with other companies involved in the semiconductor manufacturing process, including Fujitsu Limited, Flip Chip International, L.L.C., Mitsui High-Tec, Inc., Infineon Technologies AG, TDK Corporation and Deca Technologies Inc. The technology we license from these companies includes solder bumping, redistribution, ultra CSP assembly, advanced QFN assembly, wafer level packaging and other technologies used in the production of package types, such as BCC, flip-chip BGA, film BGA, aQFN and chip embedding. Our license agreements with Flip Chip International, L.L.C. and SPIL will not expire until the expiration of the patents licensed by the agreement. Our one license agreement with Infineon Technologies AG will expire on November 5, 2017, and another license agreement with Infineon Technologies AG will remain in effect until expiration of the Infineon’s patents licensed by the agreement. Our license agreement with Mitsui High-Tec, Inc. renews automatically each year, and our license agreement with Fujitsu Limited renews automatically each year unless the parties to the agreement agree otherwise. Our license agreement with TDK Corporation will remain in effect until expiration of the TDK’s patents licensed by the agreement. Our license agreement with Deca Technologies Inc. will expire on January 13, 2026. Our success depends in part on our ability to obtain, maintain and protect our patents, licenses and other intellectual property rights, including rights under our license agreements with third parties.

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

Location	ISO/TS 16949(1)	ISO 9001(2)	ISO 14001(3)	ISO 17025(4)	ISO 14064-1(5)	IECQ HSPM QC080000(6)	Sony Green(7)	OHSAS 18001(8)	TOSHMS and SA8000(9)	ISO 50001(10)	ISO- 13485(11)	ISO 28000(12)	ISO 26262(13)	ISO 15408- EAL6 (14)
Taiwan	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Shanghai, PRC	✓	✓	✓		✓	✓		✓
Suzhou/Kunshan/ Weihai/ Wuxi, PRC	✓	✓	✓		✓	✓	✓	✓
Korea	✓	✓	✓			✓	✓	✓
Japan	✓	✓	✓			✓	✓
Malaysia	✓	✓	✓		✓	✓	✓
Singapore	✓	✓	✓			✓		✓
California		✓	✓	✓

(1)	ISO/TS16949 standards were originally created by the International Automotive Task Force in conjunction with the International Standards Organization, or ISO. These standards provide for continuous improvement with an emphasis on the prevention of defects and reduction of variation and waste in the supply chain.

(2)	ISO 9001 quality standards, set by the ISO, are related to quality management systems and designed to help organizations ensure that they meet the needs of customers and other stakeholders while meeting statutory and regulatory requirements related to the product.

(3)	ISO 14001 sets out the criteria for an environmental management system. It can be used by any organization that wants to improve resource efficiency, reduce waste and drive down costs.

(4)	ISO 17025 is the main ISO standard used by testing and calibration laboratories.

(5)	ISO 14064-1 standard is part of the ISO 14000 series of International Standards for environmental management. The ISO 14064 standard provides governments, businesses, regions and other organizations with a complementary set of tools for programs to quantify, monitor, report and verify greenhouse gas emissions.

(6)	IECQ HSPM QC080000 is a certification designed to manage, reduce and eliminate hazardous substances.

(7)	“Sony Green Partner” indicates our compliance with the “Sony Green Package” standard requirements.

(8)	OHSAS 18001 is a set of standards designed upon collaboration with occupational health and safety experts and now offered by many certification organizations as an indication of compliance with certain standards for occupational health and safety.

(9)	TOSHMS is the Taiwan Occupational and Health Management System. SA8000 is the most widely recognized global standard for managing human rights in the workspace.

(10)	ISO50001 is a standard for an energy management system. It can be used by any organization that wants to reduce energy costs and use energy more efficiently.

(11) ISO 13485 quality management system sets forth the quality requirements for organizations that are required to consistently meet customers’ requirements and regulatory requirements in the medical devices and related services industry.

(12) ISO 28000 is an international standard for security management system dealing with security assurance in a supply chain.

(13) ISO 26262 is an international standard for functional safety of electrical and electronic systems in production automobiles defined by ISO.

(14) ISO 15408-EAL6 is a framework that outlines the criteria for globally recognized standards and security inspections for IT products. It is designed for products and applications that are targeted for high security-intensive markets, such as the government, banking or defense sectors.

Since our acquisition of a controlling interest in Universal Scientific in February 2010, we began providing electronic manufacturing services, for which we also have strict process controls. The table below sets forth the certifications we have obtained for our electronic manufacturing services facilities.

Location	ISO/TS 16949	ISO 9001	ISO 14001	ISO 14064-1	IECQ QC 080000	TL 9000(1)	OHSAS 18001	ISO 50001	ISO 17025	ISO 13485
Taiwan	✓	✓	✓	✓	✓		✓	✓
Shenzhen, PRC		✓	✓	✓	✓	✓	✓	✓
Shanghai, PRC	✓	✓	✓	✓	✓	✓	✓	✓	✓
Kunshan, PRC	✓	✓	✓	✓	✓	✓	✓	✓		✓
Mexico	✓	✓	✓	✓	✓		✓

(1)	TL 9000 quality management system sets forth the supply chain quality requirements of the global communications industry.

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

Furthermore, in order to demonstrate our commitment to environmental protection, in December 2013, our board of directors approved contributions to environmental protection efforts in Taiwan in a total amount of not less than NT$3,000.0 million, to be made in the next 30 years. For the years ended December 31, 2014, 2015 and 2016, we have made contributions in the amount of NT$100.0 million (US$3.1 million) each, respectively, through ASE Cultural and Educational Foundation to fund various environmental projects, and our board of directors have resolved in a resolution in January 2017 to contribute NT$100.0 million (US$3.1 million) through ASE Cultural and Educational Foundation in environmental projects in 2017.

ASE Inc. Kaohsiung facility

Our operations involving wafer-level process and require wastewater treatment at our K7 Plant have been subject to scrutiny by the Kaohsiung City Environmental Protection Bureau and the Kaohsiung District Prosecutors office as a result of alleged wastewater disposal violations that occurred on October 1, 2013.

In December 2013, the Kaohsiung City Environmental Protection Bureau ordered us to suspend the operations at our K7 Plant’s wafer-level process where nickel was used for alleged wastewater discharge violations and imposed a NT$110.1 million fine against us. The NT$110.1 million fine was later reduced to NT$109.4 million as ordered by the Kaohsiung City Environmental Protection Bureau. In December 2014, the Kaohsiung City Environmental Protection Bureau lifted the suspension order and approved the full resumption of operations of our K7 Plant after ordering a series of examinations, hearings and trial runs. In September 2015, the fine was further reduced to NT$102.0 million by the Kaohsiung City Environmental Protection Bureau and we received a refund of NT$7.3 million in October 2015. Although our K7 Plant has resumed full operation, we may be subject to other new environmental claims, charges or investigations of our K7 Plant or other facilities that may cause similar or more severe interruptions to our business and operations.

With respect to the NT$102.0 million administrative penalty imposed on us by the Kaohsiung City Environmental Protection Bureau, we appealed to the Kaohsiung High Administrative Court in August 2014 seeking to (i) revoke Kaohsiung City Government’s decision, (ii) lift the administrative penalty imposed on us and (iii) demand a refund of the administrative penalty. On March 22, 2016, the Kaohsiung High Administrative Court revoked Kaohsiung City Government’s decision and lifted the administrative penalty. Our demand for a refund of the fine was dismissed. We appealed to the Supreme Administrative Court on April 14, 2016 against the Kaohsiung High Administrative Court’s unfavorable ruling in dismissing a refund. The outcome of the proceeding cannot be predicted with certainty.

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

Our estimated environmental capital expenditures for 2017 will be approximately US$14.7 million, of which 13.9% will be used in climate change adaptation. In order to demonstrate our commitment to fulfill our corporate social responsibility toward environmental protection, in December 2013, our board of directors approved contributions to environmental protection efforts in Taiwan in a total amount of not less than NT$3,000.0 million, at minimum, to be made in the next 30 years.

Climate Change Management

Climate change is a key corporate sustainability issue, and we are adapting local and international policies and taking firm actions to mitigate the emissions of greenhouse gases attributable to our business operations. We have also set up a Corporate Sustainability Committee (CSC) to better carry out sustainability efforts corresponding to the sustainability guidance and fulfill our commitments.

We strive to develop and promote a green concept in all facets of our enterprise. We are now committed to ensuring the protection of the earth through our efforts to reduce greenhouse gas emissions, waste and effluent. In addition, from the initial product design stage, we conscientiously incorporate the use of green materials and cleaner production as well as the construction of green buildings and the upgrading of existing ones. For instance, we have maintained a multi-site certification for ISO 14001 and ISO 50001, which regularly examines the effectiveness of our environment and energy management systems and helps to improve our resource efficiency and reduce waste.

We believe that there are opportunities associated with climate change related risks and have implemented the following strategies to evaluate the risks and take advantage of the opportunities:

•	Management procedures. Since 2013, we have been using the Enterprise Risk Management (ERM) to manage climate change related risks. Consequently, potential risks induced by climate change are identified and assessed in a global scale. We have established a specific monitoring and control mechanism to reduce the adverse impacts of climate change on our business operation. The identified risks are managed by a variety of departments or functions (risk functions) across all parts of our organization.

•	Identification processes for risks and opportunities. The identification process for risks and opportunities is carried out at both company and asset level linked to multidimensional aspects. Natural disaster, sustainability development and low carbon technology are also the major factors to address climate change related risks. To do so, risk management programs are regularly implemented in our major manufacturing sites as well as all group-level functional departments and assets. Risk identification, assessment and response are three important steps in the ERM cycle. Risks and events that might have an influence on our business objectives are identified and evaluated, in order to decide on appropriate responses.

•	Prioritize the risks and opportunities identified. In accordance with a matrix analysis, the priority of climate change risks and opportunities are determined by the following criteria: timeframe, likelihood, control effectiveness and magnitude of impact on our sustainable operation. A comprehensive methodology is designed to evaluate the cost of implementation, effectiveness (degree to which a response will reduce impact), feasibility (difficulty) and time needed for implementation. Under a mechanism of prevention, early warning and emergency response to risks of different priorities, we believe that we will be able to effectively keep climate change risks under control.

Along with an increasing awareness of climate change crisis, energy saving and carbon reduction have become a mainstream concept for products or services, especially required by our customers. To meet the needs of customers and greenhouse gas mitigation, we continuously strive to provide high efficiency products as well as invest in the research and development for eco-friendly design. From the initial product design stage, we conscientiously incorporate the use of green materials and cleaner production as well as the construction of green buildings and the upgrading of existing ones.

Since 2012, we have incorporated green design standards and building concepts into the construction of our facilities. Starting in 2014, we have committed to constructing all new manufacturing facilities and office buildings in Taiwan following the most up-to-date green building standards, such as US LEED (Leadership in Energy and Environmental Design) and Taiwan EEWH (Ecology, Energy Saving, Waste Reduction and Health) standards. We have also adopted the green building concept to improve environmental performance of our existing buildings. In addition, we further promote "Green Factory Label Certification” by implementing the green building concept and cleaner production mechanism.

Insurance

We have insurance policies covering property damage and damage to our production facilities, buildings and machinery. In addition, we have insurance policies covering our public and product liabilities. Significant damage to any of our production facilities would have a material adverse effect on our results of operations.

We are not insured against the loss of key personnel.

ORGANIZATIONAL STRUCTURE

The following chart illustrates our corporate structure including our principal manufacturing subsidiaries as of March 31, 2017. The following chart does not include wholly owned intermediate holding companies, internal trading companies and those companies without active operations.

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

As a result, Universal Scientific became our subsidiary. The shares of Universal Scientific were delisted from the TWSE on June 17, 2010, which were previously listed under the symbol “2350.” In August 2010, we acquired additional 222,243,661 shares of Universal Scientific through another tender offer at NT$21 per share, amounting to NT$4,667.1 million in total. In September 2012, as part of our internal business restructuring, our subsidiaries transferred their shareholdings in Universal Scientific to ASE Inc.

In February 2012, Universal Scientific Shanghai completed its IPO on the Shanghai Stock Exchange. The total proceeds from the IPO was approximately RMB811.7 million prior to deducting underwriting discounts and commissions. In November 2014, Universal Scientific Shanghai completed its capital increase by way of domestic private placements through a bidding process, raising a total of RMB2,063.0 million prior to deducting underwriting discounts and commissions. The issue price per share was RMB27.06. As of March 31, 2017, we indirectly held 75.9% of the total outstanding shares of Universal Scientific Shanghai through our subsidiaries USI Inc. and ASE Shanghai.

On February 2, 2015, Universal Scientific’s shareholders passed a resolution at the shareholders’ meeting to spin-off and assign Universal Scientific’s investment businesses with a then-estimated value of NT$35,537.8 million to USI Inc. In April 2015, Universal Scientific completed a spin-off of its subsidiaries to USI Inc., a company incorporated under ROC law. As part of our business realignment effort, we acquired 990.1 million shares in USI Inc. on the spin-off record date, which resulted in us holding 99.2% of the total then outstanding shares of USI Inc. Following Universal Scientific’s spin-off of its investment businesses to USI Inc., Universal Scientific carried out a capital reduction plan reducing its capital from NT$16,413.0 million to NT$400.0 million. As a result of such spin-off, as of April 1, 2015, we held approximately 99.0% of the outstanding common shares of Universal Scientific.

Furthermore, as part of our corporate reorganization to align each business function to different legal entity groups, the board of directors of ASE Inc. passed a resolution on September 24, 2015, to announce our intention to carry out the Universal Scientific Share Transfer. The Universal Scientific Share Transfer was approved by the Investment Commission of MOEA on February 3, 2016. The majority of shares were transferred in March 2016, and the remaining shares were transferred in May 2016. As of March 31, 2017, ASE Inc. indirectly held 75.7% of Universal Scientific. Following the completion of the Universal Scientific Share Transfer, USI Group will operate under the legal entities directly and indirectly held under USI Inc. See “Item 4. Information on the Company—Information on the Company—History and Development of the Company—USI Group Restructuring” for more information.

PROPERTY, PLANTS AND EQUIPMENT

We operate a number of packaging, testing and electronic manufacturing facilities in Asia and the United States. Our facilities provide varying types or levels of services with respect to different end-product focus, customers, technologies and geographic locations. With our diverse facilities we are able to tailor our packaging, testing and electronic manufacturing solutions closely to our customers’ needs. The following table sets forth the location, commencement of operation, primary use, approximate floor space and ownership of our principal facilities as of January 31, 2017.

Facility	Location	Commencement of Operation	Primary Use	Approximate Floor Space (in sq. ft.)	Owned or Leased

ASE Inc.	Kaohsiung, ROC	March 1984	Our primary packaging facility, which offers complete semiconductor manufacturing solutions in conjunction with ASE Test Taiwan and foundries located in Taiwan. Focuses primarily on packaging services such as flip-chip, wafer bumping and fine-pitch wire bonding.	5,924,000	Land: leased Buildings: owned and leased

	Chung Li, ROC	Acquired in July 1999	An integrated packaging and testing facility that specializes in semiconductors for communications and consumer applications.	4,162,000	Land and buildings: owned

Facility	Location	Commencement of Operation	Primary Use	Approximate Floor Space (in sq. ft.)	Owned or Leased

ASE Test Taiwan	Kaohsiung, ROC	Acquired in April 1990	Our primary testing facilities, which offer complete semiconductor manufacturing solutions in conjunction with ASE Inc.’s facility in Kaohsiung and foundries located in Taiwan. Focuses primarily on advanced logic/mixed-signal/RF/3D IC testing for integrated device manufacturers, fabless design companies and system companies.	1,004,000	Land: leased Buildings: owned and leased

ASE Test Malaysia	Penang, Malaysia	February 1991	An integrated packaging and testing facility that focuses primarily on the requirements of integrated device manufacturers.	1,102,000	Land: leased Buildings: owned

ASE Korea	Paju, Korea	Acquired in July 1999	An integrated packaging and testing facility that specializes in semiconductors for radio frequency, sensor and automotive applications.	1,294,000	Land and buildings: owned

ISE Labs	California, USA Texas, USA	Acquired in May 1999	Front-end engineering and final testing facilities located in northern California in close proximity to some of the world’s largest fabless design companies. Testing facilities located in close proximity to integrated device manufacturers and fabless companies in Texas.	96,000	Land and buildings: owned and leased

ASE Singapore	Singapore	Acquired in May 1999	An integrated packaging and testing facility that specializes in semiconductors for communication, computers and consumer applications.	282,000	Land: leased Buildings: owned and leased

ASE Shanghai	Shanghai, China	June 2004	Design and production of semiconductor packaging materials.	1,707,000	Land: leased Buildings: owned

ASE Japan	Takahata, Japan	Acquired in May 2004	An integrated packaging and testing facility that specializes in semiconductors for cellular phone, household appliance and automotive applications.	155,000	Land and buildings: leased

Facility	Location	Commencement of Operation	Primary Use	Approximate Floor Space (in sq. ft.)	Owned or Leased

ASE Electronics	Kaohsiung, ROC	August 2006	Facilities for the design and production of interconnect materials such as substrates used in the packaging of semiconductors.	566,000	Land: leased Buildings: owned and leased

ASESH AT	Shanghai, China	Acquired in January 2007	An integrated packaging and testing facility that specializes in semiconductors for communications and consumer applications.	1,540,000	Land: leased Buildings: owned

ASEN	Suzhou, China	Acquired in September 2007	An integrated packaging and testing facility that specializes in communication applications.	451,000	Land: leased Buildings: owned

ASEWH	Shandong, China	Acquired in May 2008	An integrated packaging and testing facility that specializes in semiconductors for communications, computing and consumer applications.	759,000	Land: leased Buildings: owned

ASEKS	Kunshan, China	July 2010	An integrated packaging and testing facility that specializes in semiconductors for communications and consumer applications.	2,310,000	Land: leased Buildings: owned

Wuxi Tongzhi	Wuxi, China	Acquired in May 2013	An integrated packaging and testing facility that specializes in semiconductors for MP3, Vehicle, household appliance and communications applications.	78,000	Land and buildings: leased

Universal Scientific	Nantou, ROC	Acquired in February 2010	Manufacture and marketing of electronic components, accessories and related products.	182,000	Land: owned Buildings: owned and leased

USI Mexico	Guadalajara, Mexico	Acquired in February 2010	Manufacturing site, which offer motherboard manufacture and system assembly.	384,000	Land: owned Buildings: owned

Facility	Location	Commencement of Operation	Primary Use	Approximate Floor Space (in sq. ft.)	Owned or Leased

USISZ	Shenzhen, China	Acquired in February 2010	Manufacturing site, design, manufacture and marketing of motherboards, electronic components, accessories and related products in China.	683,000	Land: leased Buildings: owned

Universal Scientific Shanghai	Shanghai, China	Acquired in February 2010	Manufacturing site, design, manufacture and marketing of motherboards, electronic components, accessories and related products in China.	1,513,000	Land: leased Buildings: owned and leased

UGKS	Kunshan, China	August 2011	Manufacturing site, design, manufacture and marketing of motherboards, electronic components, accessories and related products in China.	889,000	Land: leased Buildings: leased

UGTW	Nantou, ROC	February 2010	Design, manufacture and marketing of electronic components, accessories and related products, and provide related research and development services.	400,000	Land: owned Buildings: owned and leased

UGJQ	Shanghai, China	Established in September 2013	Design, manufacture and marketing of motherboards, electronic components, accessories and related products in China.	647,000	Land: leased Buildings: leased

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

ASE Inc. Kaohsiung Facility

In December 2013, the Kaohsiung City Environmental Protection Bureau ordered us to suspend the operations at our K7 Plant’s wafer-level process where nickel was used for alleged wastewater discharge violations and imposed a NT$110.1 million fine against us. The NT$110.1 million fine was later reduced to NT$109.4 million as ordered by the Kaohsiung City Environmental Protection Bureau. In December 2014, the Kaohsiung City Environmental Protection Bureau lifted the suspension order and approved the full resumption of operations of our K7 Plant after ordering a series of examinations, hearings and trial runs. In September 2015, the fine was further reduced to NT$102.0 million by the Kaohsiung City Environmental Protection Bureau and we received a refund of NT$7.3 million in October 2015.

With respect to the NT$102.0 million administrative penalty imposed on us by the Kaohsiung City Environmental Protection Bureau, we appealed to the Kaohsiung High Administrative Court in August 2014 seeking to (i) revoke Kaohsiung City Government’s decision, (ii) lift the administrative penalty imposed on us and (iii) demand a refund of the administrative penalty. On March 22, 2016, the Kaohsiung High Administrative Court revoked Kaohsiung City Government’s decision and lifted the administrative penalty. Our demand for a refund of the fine was dismissed. We appealed to the Supreme Administrative Court on April 14, 2016 against the Kaohsiung High Administrative Court’s unfavorable ruling in dismissing a refund. The outcome of the proceeding cannot be predicted with certainty.

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

Overview

We offer a broad range of semiconductor packaging, testing services and we also offer electronic manufacturing services since our acquisition of a controlling interest in Universal Scientific in February 2010. In addition to offering each service separately, we also offer turnkey services, which includes integrated packaging, testing and direct shipment of semiconductors to end users designated by our customers and solution-based proactive original design manufacturing, with our customers. In addition, we started generating revenues from our real estate business since 2010. Our operating revenues increased from NT$256,591.4 million in 2014 to NT$283,302.5 million in 2015 and NT$274,884.1 million (US$8,484.1 million) in 2016.

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

In 2014, 2015 and 2016, our depreciation, amortization and rental expense included in operating costs as a percentage of operating revenues was 9.9% ,10.0% and 10.3%, respectively. The increase in depreciation, amortization and rental expense as a percentage of operating revenues in 2016 compared to 2015 was primarily a result of a decrease in our electronic manufacturing services revenues. We begin depreciating our equipment when the machinery is placed into service. There may sometimes be a time lag between when our equipment is available for use and when it achieves high levels of utilization. In periods of depressed industry conditions, such as the fourth quarter of 2008, we experienced lower than expected demand from customers, resulting in an increase in depreciation relative to operating revenues. In particular, the capacity utilization rates for our testing equipment are more severely affected during an industry downturn as a result of a decrease in outsourcing demand from integrated device manufacturers, which typically maintain larger in-house testing capacity than in-house packaging capacity.

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

Raw Material Costs

Substantially all of our raw material costs are accounted for by packaging, the production of interconnect materials and electronic manufacturing services. In particular, our electronic manufacturing services acquired in 2010 require more significant quantities of raw materials than our packaging and production of interconnect materials. In 2014, 2015 and 2016, raw material cost as a percentage of our operating revenues was 45.6% , 50.0% and 45.5%, respectively.

We have developed copper wire to gradually replace gold wire in the packaging processes in order to benefit from the lower material cost of copper. However, gold wire is still one of the principal raw materials we use in our packaging processes, and the recent volatility in the price of gold has affected our operating costs. In 2016, the spot rate for gold fluctuated from approximately US$1,073 per ounce to approximately US$1,370 per ounce according to the statistics published by The London Bullion Market Association. It may be difficult for us to adjust our average selling prices to account for fluctuations in the price of gold. We expect that gold wire will continue to be an important raw material for us and we therefore expect to continue to be subject to significant fluctuations in the price of gold.

Recent Accounting Pronouncements

Adopted standards for current period

In the current year, we have applied the following new, revised or amended standards and interpretations that have been issued and effective: Amendments to IFRSs Annual Improvements to IFRSs: 2012-2014 Cycle, Amendments to IFRS 10, IFRS 12 and International Accounting Standard (“IAS”) 28 Investment Entities: Applying the Consolidation Exception, Amendments to IFRS 11 Accounting for Acquisitions of Interests in Joint Operations, Amendments to IAS 1 Disclosure Initiative, Amendments to IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortization. The adoption of aforementioned standards or interpretations did not have a significant effect on our accounting policies. Please refer to note 3 to our consolidated financial statements included in this annual report for more information.

Standards not yet adopted

Among the new, revised or amended standards and interpretations that have been issued but are not yet effective, we believe that the adoption of the following standards and interpretations will not have a material effect on our accounting policies: Amendments to IFRSs Annual Improvements to IFRSs: 2014-2016 Cycle, Amendments to IFRS 2 Classification and Measurement of Share-based Payment Transactions, Amendments to IFRS 4 Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts, IFRS 9 Financial Instruments, Amendments to IFRS 9 and IFRS 7 Mandatory Effective Date of IFRS 9 and Transition Disclosures, Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture, IFRS 15 Revenue from Contracts with Customers, Amendments to IFRS 15 Clarifications to IFRS 15 , IFRS 16 Leases, Amendments to IAS 7 Disclosure Initiative, Amendments to IAS 12 Recognition of Deferred Tax Assets for Unrealized Losses, Amendments to IAS 40 Transfers of investment property and IFRIC 22 Foreign Currency Transactions and Advance Consideration. We are currently evaluating the impact on our financial position and operating results as a result of the initial adoption of the following standards and interpretations: IFRS 9 Financial Instruments, IFRS 15 Revenue from Contracts with Customers, Amendments to IFRS 15 Clarifications to IFRS 15 “Revenue from Contracts with Customers”, Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture and IFRS 16 Leases.

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

Impairment of Accounts Receivable. We periodically record a provision for doubtful accounts based on our evaluation of the collectability of our accounts receivable. We first assess whether objective evidence of impairment exists individually in each customer for account receivable, then includes in a group basis with historical collective experience and similar credit risk characteristics and collectively assess them for impairment. As of December 31, 2014, 2015 and 2016, the allowance we set aside for doubtful accounts was NT$84.1 million , NT$82.9 million and NT$53.7 million (US$1.7 million), respectively. Additional allowances may be required in the future if the financial condition of our customers or general economic conditions further deteriorate, and this additional allowance would reduce our net income.

Inventories. Inventories are recorded at cost when acquired and stated at the lower of cost or net realizable values. Inventories are written down to net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. Materials received from customers for processing, mainly of semiconductor wafers, are excluded from inventories, as title and risk of loss remains with the customers. Net realizable value is the estimated selling prices of inventories less all estimated costs of completion and estimated costs necessary to make the sale. An allowance for loss on decline in market value and obsolescence is provided based on the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. Due to rapid technology advancements, we estimate the net realizable value of inventory for obsolete and unmarketable items at the balance sheet date and then write down the cost of inventories to net realizable value. There may be significant changes in the net realizable value of inventories, since our estimate of demand in a specific time period may vary from the actual demand.

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

Impairment of Tangible and Intangible Assets Other than Goodwill. At each balance sheet date, we review the carrying amounts of the tangible and intangible assets, excluding goodwill, to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. Recoverable amount is the higher of fair value less costs to sell and value in use. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. The process of evaluating the potential impairment of tangible and intangible assets other than goodwill requires significant judgment. We are required to make subjective judgments in determining the independent cash flows, useful lives, expected future revenue and expenses related to a specific asset group, taking its usage patterns and the nature of the semiconductor industry into consideration. Any changes in our estimates caused by changing economic conditions or business strategies could result in significant impairment charges in future periods.

In 2014, 2015 and 2016, we recognized impairment losses of NT$297.8 million, NT$258.1 million and NT$888.2 million (US$27.4 million), respectively, on property, plant and equipment. See notes 14 and 23 to our consolidated financial statements included in this annual report.

Business Combinations and Acquisition of Material Associate. When we acquire businesses, goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. The allocation of the purchase price requires management to make significant estimates in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. These estimates are based on historical experience, information obtained from the management of the acquired companies and independent external service providers’ reports. These estimates can include, but are not limited to, the cash flows that an asset is expected to generate in the future, the appropriate weighted-average cost of capital, and the synergistic benefits expected to be derived from the acquired business. These estimates are inherently uncertain and unpredictable. In addition, unanticipated events and circumstances may occur, which may affect the accuracy or validity of such estimates.

For the associate accounted for using the equity method, goodwill is included within the carrying amount of the investment as of each investment date as the excess of cost of investments over the share acquired of the net fair value of the associate’s identifiable assets acquired and the liabilities assumed at the respective investment dates. It involves critical accounting judgment and estimates when determining aforementioned fair values. We engaged independent external appraiser to identify and evaluate the associate’s identifiable tangible assets, intangible assets and liabilities. The scope of such evaluation includes assumptions as current replacement cost of tangible assets, the categories of intangible assets and their expected economic benefits, growth rates and discount rates used in cash flow analysis. The amounts of differences between fair value of identified tangible and intangible assets and the carrying amount at each respective investment dates are depreciated or amortized over their remaining useful lives or expected future economic benefit lives.

For example, we acquired 33.29% shareholdings of SPIL in 2015 and 2016 and identified the differences between the cost of the investment and our share of the net fair value of SPIL’s identifiable assets and liabilities in September 2016. We retrospectively adjusted the comparative financial statement for the year ended December 31,2015. See notes 13 to our consolidated financial statements included in this annual report.

Goodwill. Goodwill is tested for impairment annually and we test for impairment more frequently if an event occurs or circumstances change that would indicate that the cash-generating unit may be impaired. Goodwill is tested for impairment by comparing the carrying amount of the cash-generating unit to which the goodwill has been allocated to its recoverable amount. Recoverable amount is defined as the higher of a cash-generating unit’s fair value less costs to sell or its value in use, which is defined as the present value of the expected future cash flows generated by the cash-generating unit. In conducting the future cash flow valuation, we make assumptions about future operating cash flows, the discount rate used to determine present value of future cash flows, and capital expenditures. Future operating cash flows assumptions include sales growth assumptions, which are based on our historical trends and industry trends, and gross margin and operating expense growth assumptions, which are based on the historical relationship of those measures compared to sales and certain cost cutting initiatives. An impairment charge is incurred to the extent the carrying amount exceeds the recoverable amount. As of December 31, 2016, we had goodwill of NT$10,558.9 million (US$325.9 million). We did not recognize any impairment loss in 2014, 2015 and 2016. Our conclusion could, however, change in the future if actual results differ from our estimates and judgments under different assumptions and conditions.

Valuation of Investments. We hold investments in the shareholdings of public and non-public entities. We evaluate these investments periodically for impairment based on market prices, if available, the financial condition of the investees and economic conditions in the industry and estimate of future cash inflows from disposal (net of transaction cost). These assessments usually require a significant amount of judgment, as a significant decline in the market price may be a short-term drop and may not be the best indicator of impairment. Whenever triggering events or changes in circumstances indicate that an investment may be impaired and carrying amount may not be recoverable, we measure the impairment based on the market prices, if available, or using market approach based on the financial result of the investments and estimate of future cash inflows from disposal (net of transaction cost). Several of the investments held by us are recognized as the equity method investments or available-for-sale financial assets. Any significant decline in the estimated future cash flows of the investments or financial assets could affect the value of the investment and indicate that an impairment charge may occur. In 2014, 2015 and 2016, we recognized impairment losses of NT$10.4 million, nil and NT$91.9 million (US$2.8 million), respectively, on our investments. See note 23 to our consolidated financial statements included in this annual report.

Results of Operations

The following table sets forth, for the periods indicated, financial data from our consolidated statements of comprehensive income, expressed as a percentage of operating revenues.

	Year Ended December 31,
	2014	2015 (Retrospectively Adjusted)	2016

Operating revenues	100.0%	100.0%	100.0%
Packaging	47.3	41.2	45.6
Testing	10.1	8.9	9.8
Electronic manufacturing services	41.2	48.8	42.0
Others	1.4	1.1	2.6
Operating costs	(79.1)	(82.3)	(80.6)
Gross profit	20.9	17.7	19.4
Operating expenses	(9.3)	(8.9)	(9.6)
Other operating income and expenses, net	0.0	(0.1)	(0.3)
Profit from operations	11.6	8.7	9.5
Non-operating expense, net	(0.5)	0.1	0.7
Profit before income tax	11.1	8.8	10.2
Income tax expense	(2.2)	(1.5)	(2.0)
Profit for the year	8.9%	7.3%	8.2%
Attributable to
Owners of the Company	8.7%	7.0%	7.8%
Non-controlling interests	0.2	0.3	0.4
	8.9%	7.3%	8.2%
Other comprehensive income, net of income tax	2.2	0.0	(2.9)
Total comprehensive income for the year	11.1%	7.3%	5.3%
Attributable to
Owners of the Company	10.7%	7.0%	5.1%
Non-controlling interests	0.4	0.3	0.2
	11.1%	7.3%	5.3%

The following table sets forth, for the periods indicated, the gross margins for our packaging, testing services and electronic manufacturing services and our total gross margin. Gross margin is calculated by dividing gross profits by operating revenues.

	Year Ended December 31,
	2014	2015	2016
	(percentage of operating revenues)
Gross profit
Packaging	27.2%	26.0%	22.8%
Testing	37.2	35.8	36.9
Electronic manufacturing services	8.6	6.8	9.7
Overall	20.9%	17.7%	19.4%

The following table sets forth, for the periods indicated, a breakdown of our total operating costs and operating expenses, expressed as a percentage of operating revenues.

	Year Ended December 31,
	2014	2015	2016
	(percentage of operating revenues)
Operating costs
Raw materials	45.6%	50.0%	45.5%
Labor	13.0	12.3	13.0
Depreciation, amortization and rental expense	9.9	10.0	10.3
Others	10.6	10.0	11.8
Total operating costs	79.1%	82.3%	80.6%
Operating expenses
Selling	1.3%	1.3%	1.3%
General and administrative	4.0	3.8	4.2
Research and development	4.0	3.8	4.1
Total operating expenses	9.3%	8.9%	9.6%

Year ended December 31, 2016 Compared to Year Ended December 31, 2015

Operating Revenues. Operating revenues decreased 3.0% to NT$274,884.1 million (US$8,484.1 million) in 2016 from NT$283,302.5 million in 2015, primarily due to a decrease in revenues from our electronic manufacturing services business. Packaging revenues increased 7.4% to NT$125,282.8 million (US$3,866.8 million) in 2016 from NT$116,607.3 million in 2015, primarily due to an increase in demand for our Bumping, Flip Chip, WLP & Sip and IC wirebonding products. Testing revenues increased 7.3% to NT$27,031.8 million (US$834.3 million) in 2016 from NT$25,191.9 million in 2015, primarily due to an increase in sales volume of our testing business. Revenues from our electronic manufacturing services business decreased 16.5% to NT$115,395.1 million (US$3,561.6 million) in 2016 from NT$138,242.1 million in 2015, primarily due to a decrease in the outsourced orders for communications and consumer products.

Gross Profit. Gross profit increased 6.1% to NT$53,194.2 million (US$1,641.8 million) in 2016 from NT$50,135.2 million in 2015. Our gross profit as a percentage of operating revenues, or gross margin, was 19.4% in 2016 compared to 17.7% in 2015. The increase was primarily due to a decline of our electronic manufacturing services business with a lower gross margin. Raw material costs in 2016 were NT$125,133.8 million (US$3,862.2 million) compared to NT$141,778.8 million in 2015. As a percentage of operating revenues, raw material costs decreased to 45.5% in 2016 from 50.0% in 2015 primarily due to a decrease in orders in our electronic manufacturing services business, which required relatively higher raw material costs compared to our other businesses. Labor cost in 2016 was NT$35,588.5 million (US$1,098.4 million) compared to NT$34,720.4 million in 2015. As a percentage of operating revenues, labor cost increased to 13% in 2016 from 12.3% in 2015 primarily due to the decline of our operating revenues. Depreciation, amortization and rental expenses were NT$28,117.6 million (US$867.8 million) in 2016 compared to NT$28,191.8 million in 2015. As a percentage of operating revenues, depreciation, amortization and rental expenses increased to 10.3% in 2016 from 10.0% in 2015. Our gross margin for our packaging business decreased to 22.8% in 2016 from 26.0% in 2015, primarily due to a decrease in the sale of products with higher gross margins. Our gross margin for our testing business increased to 36.9% in 2016 from 35.8% in 2015 primarily due to a decrease in depreciation expenses as a percentage of testing revenues. Our gross margin for our electronic manufacturing services business increased to 9.7% in 2016 from 6.8% in 2015 primarily due to a decrease in the sale of products with lower gross margins.

Profit from operations. Profit from operations increased 5.2% to NT$25,908.2 million (US$799.6 million) in 2015 compared to NT$24,633.1 million in 2015. Our profit from operations as a percentage of operating revenues, or operating margin, increased to 9.5% in 2016 from 8.7% in 2015 primarily due to an increase in gross margin. Operating expenses increased 4.9% to NT$26,485.7 million (US$817.5 million) in 2016 compared to NT$25,250.6 million in 2015. The increase in operating expenses was primarily due to an increase in general and administrative expense, as well as research and development expense. General and administrative expense increased 8.7% to NT$11,662.1 million (US$359.9 million) in 2016 from NT$10,724.6 million in 2015, primarily due to an increase in our professional fees incurred in relation to various investment strategies and an increase in salary expenses in connection with the cost related to stock options granted in the fourth quarter of 2015 and recognized in 2016. General and administrative expense as a percentage of our operating revenues was 4.2% in 2016, compared to 3.8% in 2015. Research and development expense increased 4.1% to NT$11,391.1 million (US$351.6 million), accounting for 4.1% of operating revenues in 2016, compared to NT$10,937.5 million, accounting for 3.8% of operating revenues in 2015. This increase in the research and development expense was primarily due to an increase in salary expenses in relation to stock options granted in the fourth quarter of 2015 and recognized in 2016. Selling expense decreased 4.3% to NT$3,432.5 million (US$105.9 million) in 2016 from NT$3,588.5 million in 2015. This decrease was primarily due to a decrease in amortization expenses in connection with intangible assets acquired in prior mergers. Selling expense as a percentage of operating revenues was 1.3% in both 2016 and 2015. We had a net other operating expense of NT$800.3 million (US$24.7 million) in 2016 compared to a net other operating expense of NT$251.5 million in 2015. The increase in net other operating expense was primarily due to an increase in impairment loss on property, plant and equipment.

Non-Operating Expense, Net. We had a net non-operating income of NT$2,116.9 million (US$65.4 million) in 2016 compared to a net non-operating income of NT$378.7 million (adjusted) in 2015. This increase was primarily due to (i) an increase in non-operating income due to the change in the net loss on valuation of financial assets and liabilities and net foreign exchange loss which resulted in an increase in net gain from NT$1,759.6 million in 2015 to NT$2,375.9 million (US$73.3 million) in 2016 and (ii) an increase in non-operating income due to the increase in the income earned from equity method investments from the profit of NT$126.3 million in 2015 to the profit of NT$1,512.2 million (US$46.7 million) in 2016, partially offset by a decrease in non-operating income due to a decrease in dividends income from NT$397.0 million in 2015 to NT$26.4 million (US$0.8 million) in 2016.

Net Profit. Net profit, excluding non-controlling interests, increased 8.3% to NT$21,361.6 million (US$659.3 million) in 2016 compared to NT$19,732.1 million (adjusted) in 2015. Our diluted earnings per ADS decreased to NT$11.67 (US$0.36) in 2016 compared to diluted earnings per ADS of NT$12.38 in 2015. Our income tax expense increased 25% to NT$5,390.8 million (US$166.4 million) in 2016 compared to NT$4,311.1 million in 2015, primarily due to an increase in income tax on undistributed earnings and an increase in income tax of our real estate business which generated more operating revenues in 2016.

Year ended December 31, 2015 Compared to Year Ended December 31, 2014

Operating Revenues. Operating revenues increased 10.4% to NT$283,302.5 million in 2015 from NT$256,591.4 million in 2014, primarily due to an increase in revenues from our electronic manufacturing services business. Packaging revenues decreased 3.9% to NT$116,607.3 million in 2015 from NT$121,336.5 million in 2014. Testing revenues decreased 2.6% to NT$25,191.9 million in 2015 from NT$25,874.7 million in 2014. Revenues from our electronic manufacturing services business increased 30.7% to NT$138,242.1 million in 2015 from NT$105,784.4 million in 2014. The decrease in packaging and testing revenues was primarily due to slightly soft demand in the end-application market. The increase in the revenues from our electronic manufacturing services business was primarily due to an increase in the outsourced orders for communications and consumer products.

Gross Profit. Gross profit decreased 6.4% to NT$50,135.2 million in 2015 from NT$53,588.5 million in 2014. Our gross profit as a percentage of operating revenues, or gross margin, was 17.7% in 2015 compared to 20.9% in 2014. The decrease was primarily due to the growth in our electronic manufacturing services business with a lower gross margin. Raw material costs in 2015 were NT$141,778.8 million compared to NT$116,998.6 million in 2014. As a percentage of operating revenues, raw material costs increased to 50.0% in 2015 from 45.6% in 2014 primarily due to an increase in orders in our electronic manufacturing services business, which required relatively higher raw material costs compared to our other businesses. Depreciation, amortization and rental expenses were NT$28,191.8 million in 2015 compared to NT$25,386.7 million in 2014. As a percentage of operating revenues, depreciation, amortization and rental expenses increased to 10.0% in 2015 from 9.9% in 2014 due to a decrease in our packaging and testing revenues. Labor cost in 2015 was NT$34,720.4 million compared to NT$33,243.2 million in 2014. As a percentage of operating revenues, labor cost decreased to 12.3% in 2015 from 13.0% in 2014 primarily due to the growth of our operating revenues. Our gross margin for our packaging business decreased to 26.0% in 2015 from 27.2% in 2014 due to an increase in labor costs and depreciation expenses as a percentage of packaging revenue, partially offset by a decrease in raw material costs as a percentage of packaging revenues. Our gross margin for our testing business decreased to 35.8% in 2015 from 37.2% in 2014 primarily due to an increase in depreciation expenses as a percentage of testing revenues. Our gross margin for our electronic manufacturing services business decreased to 6.8% in 2015 from 8.6% in 2014 primarily due to an increase in the sale of products with lower gross margins.

Profit from operations. Profit from operations decreased 17.5% to NT$24,633.1 million in 2015 compared to NT$29,874.5 million in 2014. Our profit from operations as a percentage of operating revenues, or operating margin, decreased to 8.7% in 2015 from 11.6% in 2014 primarily due to a decrease in gross margin. Operating expenses increased 5.5% to NT$25,250.6 million in 2015 compared to NT$23,942.7 million in 2014. The increase in operating expenses was primarily due to an increase in general and administrative expense, as well as research and development expense. General and administrative expense increased 5.0% to NT$10,724.6 million in 2015 from NT$10,214.8 million in 2014, primarily due to the professional service fees incurred from our strategic investments in 2015, including that incurred for the Initial SPIL Tender Offer and Second SPIL Tender Offer. General and administrative expense as a percentage of our operating revenues was 3.8% in 2015, compared to 4.0% in 2014. Research and development expense increased 6.3% to NT$10,937.5 million, accounting for 3.8% of operating revenues in 2015, compared to NT$10,289.7 million, accounting for 4.0% of operating revenues in 2014. This increase in the research and development expense was primarily due to an increase in salary expenses from increased headcounts. Selling expense increased 4.4% to NT$3,588.5 million in 2015 from NT$3,438.2 million in 2014. This increase was primarily due to an increase in salary and bonus expenses primarily due to salary raises. Selling expense as a percentage of operating revenues was 1.3% in both 2015 and 2014. We had a net other operating expense of NT$251.5 million in 2015 compared to a net other operating income of NT$228.7 million in 2014. The increase in net other operating expense was primarily due to (i) the reversal of the settlement with Tessera in relation to patent infringement claims in the amount of US$3.0 million in the fourth quarter of 2014 due to the reduction of the final settlement amount from US$30.0 million to US$27.0 million and (ii) the receipt of direct reimbursement from Citibank, N.A., the depositary bank for our ADR programs, in the amount of US$4.1 million (net of U.S. withholding tax) in 2014.

Non-Operating Expense, Net. We had a net non-operating income of NT$378.7 million (adjusted) in 2015 compared to a net non-operating expense of NT$1,339.4 million in 2014. This increase was primarily due to (i) an increase in non-operating income due to the change in the net gain/loss on valuation of financial assets and liabilities and net foreign exchange gain/loss which resulted in an increase in net gain from NT$616.9 million in 2014 to NT$1,759.6 million in 2015, (ii) an increase in non-operating income due to the increase in the income earned from equity method investments from the loss of NT$121.9 million in 2014 to the profit of NT$126.2 million (adjusted) in 2015 and (iii) an increase in non-operating income due to an increase in dividends income from NT$101.3 million in 2014 to NT$397.0 million in 2015.

Net Profit. Net profit, excluding non-controlling interests, decreased 11.2% to NT$19,732.1 million (adjusted) in 2015 compared to NT$22,228.6 million in 2014. Our diluted earnings per ADS decreased to NT$12.38 in 2015 compared to diluted earnings per ADS of NT$13.93 in 2014. Our income tax expense decreased 23.9% to NT$4,311.1 million in 2015 compared to NT$5,666.0 million in 2014, primarily due to a decrease in the income tax on undistributed earnings.

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

	Quarter Ended
	Mar. 31, 2015	Jun. 30, 2015	Sept. 30, 2015	Dec. 31, 2015	Mar. 31, 2016	Jun. 30, 2016	Sept. 30, 2016	Dec. 31, 2016
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(in millions)
Consolidated Operating Revenues
Packaging	29,320.9	28,617.8	29,575.1	29,093.5	28,036.1	30,177.6	33,448.6	33,620.5
Testing	6,179.5	6,230.8	6,425.7	6,355.9	5,995.3	6,502.1	7,231.5	7,302.9
Electronic manufacturing services	28,300.1	34,534.0	36,107.2	39,300.8	24,748.8	24,845.3	31,174.4	34,626.6
Others	861.6	839.2	762.4	798.0	3,590.9	1,075.7	929.2	1,578.6
Total	64,662.1	70,221.8	72,870.4	75,548.2	62,371.1	62,600.7	72,783.7	77,128.6
Consolidated Gross Profit
Packaging	7,543.2	7,226.2	7,809.7	7,769.4	5,579.4	6,711.6	7,750.8	8,482.7
Testing	2,121.7	2,190.7	2,321.6	2,391.7	1,971.0	2,395.6	2,809.9	2,804.1
Electronic manufacturing services	2,238.3	1,779.7	2,567.5	2,847.9	1,996.6	2,533.2	3,113.2	3,591.8
Others	410.2	368.7	288.8	259.9	1,902.3	614.5	439.0	498.5
Total	12,313.4	11,565.3	12,987.6	13,268.9	11,449.3	12,254.9	14,112.9	15,377.1
Consolidated Gross Profit (%)
Packaging	25.7%	25.3%	26.4%	26.7%	19.9%	22.2%	23.2%	25.2%
Testing	34.3	35.2	36.1	37.6	32.9	36.8	38.9	38.4
Electronic manufacturing services	7.9	5.2	7.1	7.2	8.1	10.2	10.0	10.4
Overall	19.0%	16.5%	17.8%	17.6%	18.4%	19.6%	19.4%	19.9%

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

As of December 31, 2016, we had two five-year tax holidays on income derived from a portion of our operations in Kaohsiung, Taiwan, which will expire through 2018 and 2022, respectively. In addition, some of our subsidiaries, such as ASE Test Taiwan and ASE Electronics, are entitled to certain tax exemptions on income derived from a portion of their respective operations, which will expire through 2018, 2020 and 2022, respectively. The aggregate tax benefits of such exemptions for the years ended December 31, 2014, 2015 and 2016 were NT$623.7 million, NT$538.0 million and NT$700.3 million (US$21.6 million), respectively. The effect of such tax exemption on basic earnings per share for the year ended December 31, 2014, 2015 and 2016 were NT$0.08, NT$0.07and, NT$0.09 (US$0.00), respectively.

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

In 2015, our effective income tax rate decreased to 17% from 20% in 2014 primarily due to a decrease in undistributed earnings tax. In 2016, our effective income tax rate increased to 19% from 17% in 2015 primarily due to an increase in undistributed earnings tax and an increase in income tax of our real estate business which generated more operating revenues in 2016. We believe that our future estimated taxable income will be sufficient to utilize our deferred tax assets recorded as of December 31, 2016.

Our non-ROC subsidiaries are subject to taxation in their respective jurisdiction.

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

Net cash provided by operating activities amounted to NT$52,107.9 million (US$1,608.3 million) in 2016 primarily as a result of (i) our operation performance with profit before income tax of NT$28,025.1 million (US$865.0 million) and (ii) our non-cash depreciation and amortization in the amount of NT$29,422.3 million (US$908.1 million). Net cash provided by operating activities amounted to NT$57,548.3 million in 2015 primarily as a result of (i) our operation performance with profit before income tax of NT$25,011.8 million (adjusted) and (ii) our non-cash depreciation and amortization in the amount of NT$29,518.7 million. Net cash provided by operating activities amounted to NT$45,863.5 million in 2014, primarily as a result of (i) our operation performance with profit before income tax of NT$28,535.1 million and (ii) our non-cash depreciation and amortization in the amount of NT$26,350.8 million. The decrease in net cash provided by operating activities in 2016 compared to 2015 was primarily due to cash outflows from trade receivables, partially offset by cash inflows from a decrease in inventories. The increase in net cash provided by operating activities in 2015 compared to 2014 was primarily due to cash inflows from a decrease in trade receivables, partially offset by cash outflows from a decrease in trade payables.

Net cash used in investing activities amounted to NT$ 43,159.5 million (US$ 1,332.1 million) in 2016 primarily due to our acquisition of property, plant and equipment of NT$ 26,714.2 million (US$ 824.5 million) and our acquisition of associates and joint ventures of NT$ 16,041.5 million (US$ 495.1 million). Net cash used in investing activities amounted to NT$63,351.4 million in 2015 primarily due to our acquisition of associates and joint ventures of NT$35,673.1 million and our acquisition of property, plant and equipment of NT$30,280.1 million. Net cash used in investing activities amounted to NT$38,817.9 million in 2014, primarily due to our acquisition of property, plant and equipment of NT$39,599.0 million.

Net cash used in financing activities amounted to NT$21,087.0 million (US$650.8 million) in 2016. This amount reflected primarily (i) our distributed cash dividends to owners of the Company in the amount of NT$12,243.8 million (US$377.9 million); (ii) our net repayment of short-term bank loans and bills payable and long-term bank loans and bills payable in the amount of NT$5,630.3 million (US$173.8 million); (iii) decrease in non-controlling interests in the amount of NT$3,063.6 million (US$94.6 million) due to Universal Scientific’s restructuring; and (iv) the net repayment of bonds payable in the amount of NT$1,365.1 million (US$42.1 million). Net cash provided by financing activities amounted to NT$8,636.3 million in 2015. This amount reflected primarily (i) our net proceeds from short-term bank loans and bills payable and long-term bank loans and bills payable in the amount of NT$12,776.2 million; (ii) the net proceeds from the 2018 NTD-linked Convertible Bonds of NT$6,136.4 million and (iii) our proceeds from partial disposal of interests in subsidiaries of NT$8,910.3 million, which was partially offset by (i) our distributed cash dividends to owners of the Company in the amount of NT$15,297.5 million and (ii) our payments for repurchases of treasury shares of NT$5,333.4 million. Net cash used in financing activities amounted to NT$2,797.0 million in 2014. This amount reflected primarily (i) our net repayment of short-term borrowings and long-term bank loans in the amount of NT$12,389.7 million; and (ii) our distributed cash dividends to owners of the Company in the amount of NT$9,967.2 million, partially offset by (i) our net proceeds from issue of bonds of NT$8,158.8 million; and (ii) change in non-controlling interests of NT$9,905.7 million due to Universal Scientific Shanghai’s capital increase.

As of December 31, 2016, our primary source of liquidity was NT$38,392.5 million (US$1,185.0 million) of cash and cash equivalents and NT$3,336.5 million (US$103.0 million) of financial assets—current. Our financial assets—current primarily consisted of structured time deposits and swap contracts. As of December 31, 2016, we had total unused credit lines of NT$176,185.0 million (US$5,437.8 million). As of December 31, 2016, we had working capital of NT$35,820.1 million (US$1,105.6 million).

As of December 31, 2016, we had total borrowings of NT$111,651.5 million (US$3,446.0 million), of which NT$20,955.5 million (US$646.8 million) were short-term debts and NT$90,696.0 million (US$2,799.2 million) were long-term debts. In 2016, the maximum amount of our short-term debts was NT$45,182.1 million (US$1,394.5 million) and the average amount of our short-term debts was NT$32,688.7 million (US$1,008.9 million). The fluctuation was primarily because our working capital balance fluctuated during 2016 from time to time. The annual interest rate for borrowings under our short-term bank loans and bills payable ranged from 0.70% to 8.99% as of December 31, 2016. Our short-term bank loans are primarily revolving facilities with a term of one year, each of which may be extended on an annual basis with lender consent. Our long-term debts consist of bank loans, bills payable, bonds payable and capital lease obligations. As of December 31, 2016, we had outstanding long-term debts, less current portion, of NT$74,354.9 million (US$2,294.9 million). As of December 31, 2016, the current portion of our long-term debts was NT$16,341.1 million (US$504.3million). Our long-term bank loans and bills payable typically carried variable annual interest rates which ranged between 0.74% to 5.39% as of December 31, 2016. For the maturity information and interest rates by currencies, see “Item 11—Quantitative and Qualitative Disclosures about Market Risk—Market Risk—Interest Rate Risk.”

We have pledged a portion of our assets, with a carrying value of NT$17,033.3 million (US$525.7 million) as of December 31, 2016, to secure our obligations under our short-term and long-term facilities.

In August 2011, we issued NT$8.0 billion 1.45% secured corporate bonds with five year term, guaranteed by the Bank of Taiwan, Mega International Commercial Bank, Taiwan Cooperative Bank, First Bank and Hua Nan Bank. The Corporate Bonds bear an annual simple interest and payment by coupon rate from the issue date. The Corporate Bonds matured and were repaid in August 2016. The net proceeds from the Corporate Bonds were used to repay our previous debts.

In September 2011, Anstock Limited, our wholly owned subsidiary incorporated in the Cayman Islands with limited liability, issued RMB150.0 million 3.125% Guaranteed Bonds due September 22, 2014 and RMB500.0 million 4.250% Guaranteed Bonds due September 20, 2016. The 2014 Bonds and 2016 Bonds were offered to certain non-U.S. persons in compliance with Regulation S under the Securities Act. The 2014 and 2016 Bonds are irrevocably and unconditionally guaranteed on an unsecured and unsubordinated basis by us. The 2014 Bonds matured and were repaid on September 22, 2014. The 2016 Bonds bear interest from and including September 20, 2011 at the rate of 4.250% per annum. Interest on the 2016 Bonds is payable semi-annually in arrears on September 20 and March 20 of each year beginning on March 20, 2012. The 2016 Bonds matured and were repaid on September 20, 2016. The net proceeds from the 2014 and 2016 Bonds were advanced by Anstock Limited to ASESH AT in the form of an intercompany RMB loan for working capital and capital expenditure with maturity in September 2016.

In September 2013, we issued US$400.0 million aggregate principal amount of zero coupon convertible bonds due 2018. The 2018 Convertible Bonds were offered to persons outside of the United States in compliance with Regulation S under the Securities Act. The initial conversion price was NT$33.085 per common share, subject to certain adjustments, determined on the basis of a fixed exchange rate of NT$29.956 = US$1.00 (which represents an approximately 31.3% conversion premium over the closing trading price of our common shares on August 28, 2013 of NT$25.20 per common share). The conversion price is subject to adjustment upon the occurrence of certain events, such as the Capital Increase and cash dividend distribution. As of the date of this annual report, the conversion price is NT$28.96 per common share. The bonds will mature on September 5, 2018, unless previously repurchased or converted in accordance with their terms prior to such date. We used the net proceeds to fund procurement of raw materials from overseas. Please refer to note 19 of our consolidated financial statements included in this annual report for more information. As of December 31, 2016, the balance of the outstanding convertible bonds was US$400.0 million.

In July 2014, Anstock II Limited offered US$300.0 million aggregate principal amount of guaranteed bonds due 2017. The Green Bonds are unconditionally and irrevocably guaranteed by us. The Green Bonds were offered to persons outside of the United States in compliance with Regulation S under the Securities Act. The Green Bonds bear interest from and including July 24, 2014 at the rate of 2.125% per annum. Interest on the Green Bonds is payable semi-annually in arrears on January 24 and July 24 of each year beginning on January 24, 2015. The Green Bonds will mature on July 24, 2017 unless previously redeemed or repurchased and cancelled. The net proceeds from the Green Bonds offering were used to fund projects that promote our transition to low-carbon and climate-resilient growth.

In July 2015, we issued US$200.0 million aggregate principal amount of NTD-linked zero coupon convertible bonds due 2018. The 2018 NTD-linked Convertible Bonds were offered to persons outside of the United States in compliance with Regulation S under the Securities Act. The initial conversion price was NT$54.5465 per common share, subject to certain adjustments, determined on the basis of a fixed exchange rate of NT$30.928 = US$1.00 (which represents an approximately 27.0% conversion premium over the closing trading price of our common shares on June 25, 2015 of NT$42.95 per common share). The conversion price is subject to adjustment upon the occurrence of certain events, such as the cash dividend distribution. As of the date of this annual report, the conversion price is NT$49.48 per common share. The bonds will mature on March 27, 2018, unless previously repurchased or converted in accordance with their terms prior to such date. We used the net proceeds to fund procurement of equipment from overseas. Please refer to note 19 of our consolidated financial statements included in this annual report for more information. As of December 31, 2016, the balance of the outstanding convertible bonds was US$200.0 million.

In January 2016, we issued NT$7,000.0 million 1.30% unsecured corporate bonds with five year term and NT$2,000.0 million 1.50% unsecured corporate bonds with seven year term. The bonds bear an annual simple interest and payment by coupon rate from the issue date. The net proceeds from the bonds were used to repay our previous debts.

In January 2017, we issued NT$3,700.0 million (US$114.2 million) 1.25% unsecured corporate bonds with five year term and NT$4,300.0 million (US$132.7 million) 1.45% unsecured corporate bonds with seven year term. The bonds bear an annual simple interest and payment by coupon rate from the issue date. The net proceeds from the bonds were used to repay our previous debts.

In March 2017, we granted rights to the record holders of our existing common shares to subscribe for an aggregate of 240,000,000 of our common shares, par value NT$10.0 per share (the “Rights Offering”). Substantially concurrently with the Rights Offering, we also offered 30,000,000 of our common shares to our employees (the “Employee Offering”) and offered 30,000,000 of our common shares to the public in Taiwan (the “Taiwan Public Offering”, together with the Rights Offering and the Employee Offering, the “Capital Increase”). A total of 300,000,000 of our common shares were offered under the Capital Increase, which were fully subscribed and raised NT$10,290.0 million (US$317.6 million). The net proceeds of the Capital Increase were used to repay our previous debts. Both the Employee Offering and the Taiwan Public Offering were made pursuant to an offer exempt from registration with the SEC pursuant to Regulation S of the Securities Act.

We currently have one syndicated loan agreement outstanding. In July 2013, we entered into a US$400.0 million five-year syndicated credit facility, for which the Bank of Taiwan acted as the agent bank, for the purpose of funding the purchase of machinery and equipment at our facility and funding general operations. As of December 31, 2016, NT$9,223.5 million (US$284.7 million) was outstanding under this credit facility. This syndicated loan agreement contains undertakings and restrictive covenants relating to the maintenance of certain financial ratios including: (i) current ratio (current assets to current liabilities) of not less than 100.0%; (ii) leverage ratio (total liabilities to tangible net worth) of not higher than 160.0%; (iii) interest coverage ratio (EBITDA to interest expense) of not less than 280.0%; and (iv) tangible net worth not less than NT$75,000.0 million.

We have in the past failed to comply with certain financial covenants in some of our loan agreements. Such non-compliance may also have, through broadly worded cross-default provisions, resulted in default under some of the agreements governing our other existing debt. As of December 31, 2016, we were not in breach of any of the financial covenants under our existing loan agreements. If we are unable to timely remedy any of our non-compliance under such loan agreements or obtain applicable waivers or amendments, we would breach our financial covenants and our financial condition would be adversely affected. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Restrictive covenants and broad default provisions in our existing debt agreements may materially restrict our operations as well as adversely affect our liquidity, financial condition and results of operations.”

Our contingent obligations consist of guarantees provided by us to our subsidiaries. As of December 31, 2016, we endorsed and guaranteed the bonds issued by our subsidiaries, Anstock II Limited, in the amount of US$306.4 million. Other than such guarantees, we have no other contingent obligations.

We have made, and expect to continue to make, substantial capital expenditures in connection with the expansion of our production capacity. The table below sets forth our principal capital expenditures incurred for the periods indicated.

	Year Ended December 31,
	2014	2015	2016
	NT$	NT$	NT$	US$
	(in millions)
Machinery and equipment	31,735.5	18,318.4	21,978.3	678.3
Building and improvements	11,713.1	9,962.4	5,702.6	176.0
Total	43,448.6	28,280.8	27,680.9	854.3

We had commitments for capital expenditures of approximately US$204.7 million, of which US$20.6 million had been paid as of December 31, 2016, primarily in connection with the expansion of our packaging and testing services operations. We estimate that our environmental capital expenditures for 2017 will be approximately US$14.7 million, of which 13.9% will be used in climate change adaptation. We may adjust our capital expenditures based on market conditions, the progress of our expansion plans and cash flow from operations. In addition, due to the rapid changes in technology in the semiconductor industry, we frequently need to invest in new machinery and equipment, which may require us to raise additional capital. We cannot assure you that we will be able to raise additional capital should it become necessary on terms acceptable to us or at all. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—The packaging and testing businesses are capital intensive. If we cannot obtain additional capital when we need it, our growth prospects and future profitability may be adversely affected.”

We believe that our existing cash, marketable securities, expected cash flow from operations and existing credit lines under our loan facilities will be sufficient to meet our capital expenditures, working capital, cash obligations under our existing debt and lease arrangements, and other requirements for at least the next 12 months. We currently hold cash primarily in U.S. dollars, RMB, New Taiwan dollars, Korean Won and Japanese yen. As of December 31, 2016, we had contractual obligations of NT$83,793.3 million (US$2,586.2 million) due in the next three years. We currently expect to meet our payment obligations through the expected cash flow from operations, long-term borrowings and the issuance of additional equity or equity-linked securities. We will continue to evaluate our capital structure and may decide from time to time to increase or decrease our financial leverage through equity offerings or borrowings. The issuance of additional equity or equity-linked securities may result in additional dilution to our shareholders.

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

We have, from time to time, entered into interest rate swap transactions to hedge our interest rate exposure. In addition, we have, from time to time, entered into forward exchange contracts, swap contracts, cross currency swap contracts and European foreign currency options contracts to hedge our existing assets and liabilities denominated in foreign currencies. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and notes 7 and 32 to our consolidated financial statements included in this annual report.

RESEARCH AND DEVELOPMENT

For 2014, 2015 and 2016, our research and development expenditures totaled approximately NT$10,289.7 million, NT$10,937.5 million and NT$ 11,391.1 million (US$351.6 million), respectively. These expenditures represented approximately 4.0%, 3.8% and 4.1% of operating revenues in 2014, 2015 and 2016, respectively. We have historically expensed all research and development costs as incurred and none is currently capitalized. As of January 2017, we employed 7,495 employees in research and development.

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

Testing

Our research and development efforts in the area of testing have focused primarily on developing testing software and solutions, including logic/mixed-signal/RF/(2.5D/3D) module and SiP /discrete semiconductors, characterization of semiconductors, layout design and electrical simulation for high frequency test board and developing software of parametric test data analysis. We work closely with our customers on the leading edge test technologies, such as 3D IC test and advanced probe test technology such as very fine pitch probe card. Our research and development operations also include an equipment development group, which currently designs testing hardware and software for specific semiconductors to offer our customers cost effective test solutions.

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

TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2016 to December 31, 2016 that are reasonably likely to have a material effect on our operating revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

OFF-BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth the maturity of our contractual obligations as of December 31, 2016.

	Payments Due by Period
	Total	Under 1 Year	1 to 3 Years	3 to 5 Years	After 5 Years
	NT$	NT$	NT$	NT$	NT$
	(in millions)
Contractual Obligations:
Long-term debt(1)	93,736.4	17,353.4	63,468.2	9,123.8	3,791.0
Capital lease obligations(2)	581.9	116.4	98.0	367.5	-
Operating leases(3)	1,078.4	284.2	237.9	117.8	438.5
Purchase obligations(4)	2,208.7	2,208.7	-	-	-
Total(5)(6)(7)(8)	97,631.9	19,964.4	63,828.9	9,609.1	4,229.5

(1)	Includes long-term borrowings and bonds payable (before the deduction of unamortized arrangement fees, unamortized issuance cost and discounts on bonds payable) and interest payments.

(2)	Represents our commitments under property leases and imputed interest. These obligations are recorded on our consolidated balance sheets under the line item of other non-current liabilities.

(3)	Represents our commitments under leases for land, machinery and equipment such as testers, and office buildings and equipment. See note 35 to our consolidated financial statements included in this annual report.

(4)	Represents unpaid commitments for construction. These commitments were not recorded on our consolidated balance sheets as of December 31, 2016. See note 35 to our consolidated financial statements included in this annual report. Total commitments for construction of buildings were approximately NT$2,718.4 million (US$83.9 million), of which NT$509.7 million (US$15.7 million) had been paid as of December 31, 2016.

(5)	Excludes non-binding commitments to purchase machinery and equipment of approximately NT$3,912.5 million (US$120.8 million), of which NT$158.8 million (US$4.9 million) had been paid as of December 31, 2016. See note 35 to our consolidated financial statements included in this annual report.

(6)	Excludes unpaid amounts that we were contracted for the construction related to our real estate business of approximately NT$1,574.8 million (US$48.6 million) as of December 31, 2016, since the schedule of payments is difficult to determine. See note 35 to our consolidated financial statements included in this annual report.

(7)	Excludes our unfunded defined benefit obligation since the schedule of payments is difficult to determine. Under defined benefit pension plans, we made pension contributions of approximately NT$807.2 million (US$24.9 million) in 2016, and we estimate that we will contribute approximately NT$521.3 million (US$16.1 million) in 2017. See note 21 to our consolidated financial statements included in this annual report.

(8)	Excludes uncertain tax liabilities. We recognized additional taxes payable of NT$ 552.5 million (US$17.1 million) and accrued interest and penalties of NT$16.3 million (US$0.5 million) related to uncertain tax positions as of or for the year ended December 31, 2016. Because we were unable to make a reasonable estimate of the timing of the tax audits, such balances were not included in the table.

SAFE HARBOR

Please see the section entitled “Special Note Regarding Forward-Looking Statements.”

Item 6. Directors, Senior Management and Employees

DIRECTORS AND SENIOR MANAGEMENT

Directors

Our board of directors is elected by our shareholders in a general meeting at which a quorum, consisting of a majority of all issued and outstanding common shares, not including treasury stocks and common shares held by our subsidiaries, is present. The chairman is elected by the board from among the directors. Our eleven-member board of directors, including three independent directors, is responsible for the management of our business.

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

The following table sets forth information regarding all of our directors as of March 31, 2017. In accordance with ROC law, each of our directors is elected either in his or her capacity as an individual or as an individual representative of a corporation or government. Persons designated to represent corporate or government shareholders as directors are typically nominated by such shareholders at the annual general meeting and may be replaced as representatives by such shareholders at will. Of the current directors, six represent ASE Enterprises Limited. The remaining directors serve in their capacity as individuals.

Name	Position	Director Since	Age	Other Significant Positions Held Outside of the ASE Group
Jason C.S. Chang(1)(2)	Director, Chairman and Chief Executive Officer	1984	72	None
Richard H.P. Chang(1)	Director, Vice Chairman and President	1984	70	Chairman, Sino Horizon Holdings Ltd.
Rutherford Chang (3)	Director and General Manager of China Region	2009	37	None
Tien Wu(2)	Director and Chief Operating Officer	2003	59	None
Joseph Tung(2)	Director and Chief Financial Officer	1997	58	Independent director, Ta Chong Bank Ltd.
Raymond Lo(2)	Director and General Manager, Kaohsiung packaging facility	2006	63	None
Tien-Szu Chen (2)	Director and General Manager, ASE Inc. Chung-Li branch	2015	55	None
Jeffrey Chen(2)	Director and General Manager of China Headquarters	2003	53	None
Shen-Fu Yu	Independent Director and Member, Audit Committee and Compensation Committee	2009	72	Director, Arima Lasers Corporation; supervisor, Dynapak International Technology Corporation, San Fu Chemical Co., Ltd., and Arima Communications
Ta-Lin Hsu	Independent Director and Member, Audit Committee and Compensation Committee	2009	73	Chairman and founder, H&Q Asia Pacific; Chairman, H&Q Taiwan Co. Ltd.
Mei-Yueh Ho	Independent Director and Member, Audit Committee	2015	66	Independent Director, Bank of Kaohsiung, Ltd., KINPO Electronics Inc., AU Optronics Corp. and Ausnutria Dairy Corporation Ltd.

(1)	Jason C.S. Chang and Richard H.P. Chang are brothers.

(2)	Representative of ASE Enterprises Limited, a company organized under the laws of Hong Kong, which held 16.54% of our total outstanding shares as of March 31, 2017. All of the outstanding shares of ASE Enterprises Limited are held through intermediary holding companies and under a revocable trust established under the laws of the Bailiwick of Guernsey for the benefit of our Chairman and Chief Executive Officer, Jason C.S. Chang, and his family.

(3)	Rutherford Chang is the son of Jason C.S. Chang.

Audit Committee

For a discussion of our audit committee, see “—Directors and Senior Management—Directors.”

Executive Officers

The following table sets forth information regarding all of our executive officers as of March 31, 2017.

Name	Position	Years with the Company	Age
Jason C.S. Chang	Chairman and Chief Executive Officer	33	72
Richard H.P. Chang	Vice Chairman and President; Chairman, Universal Scientific Shanghai	33	70
Rutherford Chang	General Manager, China Region	12	37
Tien Wu	Chief Operating Officer	17	59
Joseph Tung	Chief Financial Officer	22	58
Raymond Lo	General Manager, ASE Test Taiwan; General Manager, Kaohsiung packaging facility	30	63
Tien-Szu Chen	General Manager, ASE Inc. Chung-Li branch	28	55
Chun-Che Lee	General Manager, ASE Electronics	32	57
Songwoon Kim	General Manager, ASE Korea	32	58
Ung Bae	General Manager, ASE Korea (retired in February 2017)	17	60
Chih-Hsiao Chung	General Manager, ASE Japan and Wuxi Tongzhi	17	52
Chiu-Ming Cheng	General Manager, ASESH AT	26	56
Chih-An Hsu	General Manager, ASEKS	20	54
Yen-Chieh Tsao	General Manager, ASEWH	5	59
Shih-Kang Hsu	Chief Executive Officer, ASEN	16	51
Meng-Hui Lin	General Manager, ASE Shanghai	23	50
Kwai Mun Lee	President, ASE South-East Asia operations	18	54
Lid Jian Chiou	General Manager, ASE Singapore Pte. Ltd.	13	60
Heng Ee Ooi	General Manager, ASE Malaysia	22	48
Kenneth Hsiang	General Manager, ISE Labs	17	47
Chen-Yen Wei	Chairman, Universal Scientific; Chairman, USI Inc.; President, Universal Scientific Shanghai	37	62
Feng-Ta Chen	General Manager, UGJQ	19	54
Jack Hou	General Manager, UGTW	23	60
Ta-I Lin	General Manager, UGKS	29	53
Yueh-Ming Lin	General Manager, USISZ	21	51
Omar Anaya Galván	General Manager, USI Mexico	14	47

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

Jeffrey Chen has served as a director of ASE Inc. since June 2003 and General Manager of China Headquarters. Prior to joining ASE Inc., he worked in the corporate banking department of Citibank, N.A. in Taipei and as a Vice President of corporate finance at Bankers Trust in Taipei. Mr. Chen holds a bachelor’s degree in finance and economics from Simon Fraser University in Canada and a master’s degree in business administration from the University of British Columbia in Canada.

Shen-Fu Yu has served as an independent director of ASE Inc. since June 2009. He is also a director of Arima Lasers Corporation and a supervisor of Dynapack International Technology Corporation, San Fu Chemical Co., Ltd., and Arima Communications. Mr. Yu is also a member of the audit committee and compensation committee of ASE Inc. Mr. Yu also serves on the compensation committee of Elite Material Co., Ltd. He worked at Deloitte & Touche Accounting Firm as a consultant from June 2003 to November 2006. Mr. Yu holds a bachelor’s degree in accounting from National Taiwan University in Taiwan and a master’s degree in accounting from National Chengchi University in Taiwan.

Ta-Lin Hsu has served as an independent director of ASE Inc. since June 2009. He is also a member of the audit committee and compensation committee of ASE Inc. He is currently the chairman and founder of H&Q Asia Pacific and chairman of H&Q Taiwan Co. Ltd. Mr. Hsu holds a bachelor’s degree in physics from National Taiwan University, a master’s degree in electrophysics from the Polytechnic Institute of Brooklyn and a doctorate degree in electrical engineering from the University of California, Berkeley.

Mei-Yueh Ho has served as an independent director and a member of the audit committee of ASE Inc. since June 2015. Ms. Ho is also an independent director and a member of the audit committee of the Bank of Kaohsiung, Ltd., KINPO Electronics Inc., AU Optronics Corp. and Ausnutria Diary Corporation Ltd. She is also a member of the compensation committee of the Bank of Kaohsiung, Ltd., KINPO Electronics Inc. and Ausnutria Diary Corporation Ltd. Ms. Ho served as Minister of Ministry of Economic Affairs, ROC from May 2004 to January 2006. She was also Chairperson of the Council for Economic Planning and Development, ROC from May 2007 to May 2008. Ms. Ho holds a bachelor’s degree in agricultural chemistry from National Taiwan University in Taiwan.

Chun-Che Lee has served as a General Manager of ASE Electronics Inc. since August 2011, prior to which he was a vice president, director and manager of research and development at ASE Inc. since 1984. Mr. Lee holds a bachelor’s degree in aeronautics from Tamkung University in Taiwan.

Songwoon Kim has served as General Manager of ASE (Korea) Inc. since February 2017, after serving as a Senior Vice President of ASE (Korea) Inc. since July 1999. Mr. Kim was a senior Manager of Motorola Korea, Limited before joining ASE (Korea) Inc. when we acquired Motorola Korea, Limited. He holds a bachelor’s degree in mechanical engineering from A-Jou University in Korea.

Ung Bae served as General Manager of ASE (Korea) Inc. from July 2008 to February 2017, after serving as Senior Vice President of ASE (Korea) Inc. since July 1999, and retired in February 2017. Mr. Bae was Vice President of Motorola Korea, Limited before joining ASE (Korea) Inc. when we acquired Motorola Korea, Limited. He holds a degree in electronic engineering from In-Ha University in Korea.

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

Heng Ee Ooi has served as General Manager of ASE Malaysia since July 2016 after serving as Vice President of operations since July 2015. He joined ASE in July 1994. Before joining ASE, he worked as a process engineer at AMD, Penang. Mr. Ooi holds a bachelor’s degree in chemical engineering from Universiti Teknologi Malaysia.

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

Omar Anaya Galván has served as General Manager of Universal Scientific Industrial De Mexico S.A. DE C.V. since March 2015. He has worked in the electronics industry for over 25 years and has experience in various technical, quality and manufacturing management roles. He has been working at Universal Scientific Industrial (Shanghai) Co., Ltd. and its directly and indirectly held subsidiaries since March 2003. He holds a bachelor’s degree in electronic systems engineering from the Monterrey Institute of Technology and Higher Education in Mexico.

The business address of our directors and executive officers is our registered office.

COMPENSATION

In 2016, we recorded expenses of approximately NT$806.8 million (US$24.9 million) as remuneration to our directors and executive officers. We did not pay any remuneration in kind to our directors or executive officers in 2016. In 2016, we accrued pension costs of NT$6.9 million (US$0.2 million) for retirement benefits for our management. According to our Articles of Incorporation, the remuneration of our independent directors is set at NT$3.0 million (US$0.09 million) per person per year. We set aside 5.25% to 8.25% of net profit before income tax, employees’ compensation and remuneration to the directors as employees’ compensation and no more than 0.75% as remuneration to the directors.

We have not provided any loans to or guarantees for the benefit of any of our directors or executive officers. For information regarding our pension and other retirement plans and those of our subsidiaries, see note 21 to our consolidated financial statements included in this annual report.

ASE Inc. Employee Bonus and Stock Option Plans

We award bonuses to employees of ASE Inc. and its subsidiaries who are located in Taiwan based on overall income and individual performance targets. Prior to 2009, these employees were eligible to receive bonuses in the form of our common shares valued at par. Beginning in 2009, employees are eligible to receive bonuses in the form of our common shares valued at the closing price (after adjustment with consideration of the effects on the share price, if any, brought by cash and stock dividends resolved at shareholders’ meetings) of our common shares on the day prior to our shareholders’ meeting. Actual amounts of bonuses to individual employees are determined based upon the employee meeting specified individual performance objectives. We granted aggregate values of NT$1,587.3 million, NT$2,335.6 million and NT$ 2,033.8 million (US$62.8 million) as cash bonus to our employees in 2014, 2015 and 2016, respectively.

We currently maintain three option plans, adopted in 2007, 2010 and 2015. The option plan adopted in 2004 expired in May 2015. Pursuant to these plans, our full-time employees, including domestic and foreign subsidiaries, are eligible to receive stock option grants. Each option entitles the holder to purchase one ASE Inc. common share at a price equal to (for the 2007 plan), or not less than (for the 2010 and 2015 plans), the closing market price on the date of the option issuance, such exercise price being subject to retroactive adjustment in the event of certain capital transactions in subsequent periods. Each option is valid for ten years from the date of the grant. 40.0% of the options originally granted vest upon the second anniversary of the grant date, and an additional 10.0% of the options originally granted vest every six months thereafter. Each option expires at the end of the tenth year following its grant date. The options are generally not transferable. As of December 31, 2016, a total of 185,806,000 options had been granted under the 2007 plan. The original exercise price under the 2007 plan was NT$30.65 per share (currently adjusted to NT$21.1 per share). As of December 31, 2016, a total of 199,999,500 options had been granted under the 2010 plan, 187,719,500 of which had an original exercise price of NT$28.6 per share (currently adjusted to NT$20.4 per share) and 12,280,000 of which had an original exercise price of NT$28.75 per share (currently adjusted to NT$22.6 per share). As of December 31, 2016, a total of 94,270,000 options had been granted under the 2015 plan. The exercise price under the 2015 plan was NT$36.50 per share.

ASE Mauritius Inc. Share Option Plan

As of December 31, 2016, ASE Mauritius Inc. maintained one option plan adopted in 2007. Under this plan, certain employees of ASE Mauritius Inc. and the ASE Group are granted options to purchase ordinary shares of ASE Mauritius Inc. at an exercise price of US$1.7, which exercise price was determined by taking into account a fairness opinion rendered by an independent appraiser and was reviewed by our accountants. Each option is valid for ten years from the date of the grant. As of December 31, 2016, a total of 30,000,000 options had been granted under this plan with an exercise price of US$1.7.

USI Enterprise Limited Share Option Plans

As of December 31, 2016, USI Enterprise Limited maintained three option plans adopted in 2007, 2010 and 2011, under which certain employees of Universal Scientific and our employees were granted options to purchase common shares of USI Enterprise Limited. Each option under these three plans is valid for ten to thirteen years from the date of the grant. As of December 31, 2016, we had 11,958,500 options outstanding with an exercise price of US$1.53 per share, 6,561,340 options outstanding with an exercise price of US$2.42 per share and 7,413,000 options outstanding with an exercise price of US$2.94 per share under these three plans respectively.

Universal Scientific Shanghai Option Plans

As of December 31, 2016, Universal Scientific Shanghai maintained one option plan adopted in 2015. Under this plan, certain employees of Universal Scientific Shanghai are granted options to purchase ordinary shares of Universal Scientific Shanghai at an exercise price of RMB15.5 per share. Each option is valid for ten years from the date of the grant. As of December 31, 2016, we had 24,997,000 options outstanding under this plan with an exercise price of RMB15.5 per share.

BOARD PRACTICES

General

For a discussion of the term of office of the board of directors, see “—Directors and Senior Management.” No benefits are payable to members of the board or the executive officers upon termination of their relationship with us.

Compensation Committee

For a discussion of our compensation committee, see “—Directors and Senior Management—Directors.”

EMPLOYEES

The following table sets forth certain information concerning our employees as of the dates indicated.

	As of December 31,
	2014	2015	2016
Total	68,100	65,789	66,711
Function
Direct labor	38,588	35,770	36,574
Indirect labor (manufacturing)	16,620	16,910	16,724
Indirect labor (administration)	5,941	5,929	5,927
Research and development	6,951	7,180	7,486
Location
Taiwan	35,382	34,877	35,763
PRC	24,223	22,475	22,369
Korea	2,900	2,701	2,662
Malaysia	2,752	2,982	3,230
Japan	588	502	490
Singapore	1,059	986	869
United States	383	379	392
Others	813	887	936

Eligible employees may participate in our employee share bonus plan and stock option plans and our subsidiaries’ share option plans, such as the option plans adopted by ASE Mauritius, USI Enterprise Limited, and Universal Scientific Shanghai. See “—Compensation.”

We have never experienced a work stoppage caused by our employees. We believe that our relationship with our employees is good.

SHARE OWNERSHIP

The following table sets forth certain information with respect to our common shares and options of ASE Inc. exercisable for our common shares held by our directors and executive officers as of March 31, 2017. Percentage of beneficial ownership is based on 8,273,546,046 common shares outstanding as of March 31, 2017.

Director or Executive Officer	Number of ASE Inc. Common Shares Beneficially Held(1)		Percentage of ASE Inc. Total Common Shares Issued and Outstanding	Number of Options Exercisable(2)	Exercise Price of Options (NT$)	Expiration Date of Options

Jason C.S. Chang	1,889,032,057	(3)	22.83%	0	-	-
Richard H. P. Chang	234,463,779		2.83%	9,050,000	20.40-21.10	2017/12/19 - 2020/5/6
Rutherford Chang	3,155,294		*	0	-	-
Tien Wu	7,354,946		*	0	-	-
Joseph Tung	5,426,823		*	0	-	-
Raymond Lo	3,566,861		*	*	20.40	2020/5/6
Tien-Szu Chen	2,363,642		*	0	-	-
Jeffrey Chen	2,166,000		*	0	-	-
Shen-Fu Yu	4,776		*	-	-	-
Ta-Lin Hsu	0		0	-	-	-
Mei-Yueh Ho	0		0	-	-	-
Chun-Che Lee	3,344,502		*	*	20.40-21.10	2017/12/19 - 2020/5/6
Songwoon Kim	0		0	*	20.40	2020/5/6
Chih-Hsiao Chung	130,979		*	*	20.40-21.10	2017/12/19 - 2020/5/6
Chiu-Ming Cheng	638,621		*	*	20.40-21.10	2017/12/19 - 2020/5/6
Chih-An Hsu	120,000		*	0	-	-
Yen-Chieh Tsao	0		0	0	36.50	2025/9/10
Shih-Kang Hsu	260,000		*	*	20.40	2020/5/6
Meng-Hui Lin	350,940		*	*	20.40-21.10	2017/12/19 - 2020/5/6
Kwai Mun Lee	0		0	*	20.40	2020/5/6
Lid Jian Chiou	0		0	*	20.40-21.10	2017/12/19 - 2020/5/6
Heng Ee Ooi	0		0	0	-	-
Kenneth Hsiang	155,000		*	*	20.40-21.10	2017/12/19 - 2020/5/6
Chen-Yen Wei	710,053		*	-	-	-
Feng-Ta Chen	0		0	-	-	-
Jack Hou	90,917		*	-	-	-
Ta-I Lin	0		0	-	-	-
Yueh-Ming Lin	5,000		*	-	-	-
Omar Anaya Galvan	0		0	-	-	-

(1)	Including shares directly held and shares beneficially owned through spouse and minor children.

(2)	Each option may be converted into one of our common shares. The figures referred herein include options convertible into our common shares scheduled to vest within 60 days as of the date hereof.

(3)	Including 1,368,655,773 common shares Jason C.S. Chang beneficially owned through ASE Enterprises Limited, Aintree Limited and JC Holdings Limited and 407,449,072 common shares beneficially owned through Value Tower Limited, respectively, and 112,927,212 common shares Jason C.S. Chang directly owned. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

* The sum of the number of common shares held and the number of common shares issuable upon exercise of all options held is less than 1.0% of our total outstanding shares.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth information known to us with respect to the beneficial ownership of our common shares, as of March 31, 2017, by each shareholder known by us to beneficially own more than 5.0% of our total outstanding shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Percentage of beneficial ownership is based on 8,273,546,046 common shares outstanding as of March 31, 2017. In addition, in computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Common Shares Beneficially Owned
Name of Shareholder or Group	Number	Percentage
Jason C.S. Chang(1)	1,889,032,057	22.83%

(1)       Jason C.S. Chang is our Chairman and Chief Executive Officer. Jason C. S. Chang beneficially owned 1,368,655,773 common shares through ASE Enterprises Limited, Aintree Limited and JC Holdings Limited and 407,449,072 common shares through Value Tower Limited, respectively, and directly owned 112,927,212 common shares. As a result, Jason C.S. Chang beneficially owned 1,889,032,057 common shares, representing 22.83% of our total outstanding shares (based on 8,273,546,046 common shares as of March 31, 2017). ASE Enterprises Limited is a company organized under the laws of Hong Kong. All of the outstanding shares of ASE Enterprises Limited are held by Aintree Limited. Aintree Limited is a company organized under the laws of the British Virgin Islands. All of the shares of Aintree Limited are held by JC Holdings Limited. The shares of JC Holdings Limited are held through intermediary holding companies and under a revocable trust established under the laws of the Bailiwick of Guernsey for the benefit of our Chairman and Chief Executive Officer, Jason C.S. Chang, and his family. Value Tower Limited is a company organized under the laws of the British Virgin Islands. Jason C.S. Chang is the sole shareholder and director of Value Tower Limited. There were no significant changes in the percentage of ownership beneficially owned by Jason C.S. Chang in 2014, 2015 and 2016.

The following table sets forth information relating to our common shares held directly by our consolidated subsidiaries and our equity method investee as of March 31, 2017.

	Common Shares Beneficially Owned
Name of Shareholder	Number	Percentage
ASE Test(1)	88,200,472	1.07%
ASE Test Taiwan(2)	10,978,776	0.13%
J&R Holding Limited(3)	46,703,763	0.56%
Hung Ching(4)	88,261,502	1.07%

(1)	ASE Test is our wholly owned subsidiary. ASE Test’s ownership of our common shares is the result of the merger of ASE Chung Li with and into us in August 2004, and subsequent dividends upon shares received in connection with this merger. In order to comply with Singapore Companies Act, a trust was established to hold and dispose our common shares issued to ASE Test, a Singaporean Company, upon completion of the merger. The trustee appointed under such trust arrangement is currently our registered shareholder for our common shares issued to ASE Test. See “—Related Party Transactions.”

(2)	ASE Test Taiwan is our wholly owned subsidiary. ASE Test Taiwan’s ownership of our common shares is mainly the result of the merger of ASE Material with and into us in August 2004, and subsequent dividends upon shares received in connection with this merger. In order to comply with Singapore Companies Act, a trust had been established to hold and dispose our common shares issued to ASE Test Taiwan, which had been a subsidiary of ASE Test, upon completion of the merger. In December 2014, the trust established to hold the common shares issued to ASE Test Taiwan had been terminated because ASE Test Taiwan was no longer a subsidiary owned by ASE Test and therefore no longer subject to Singapore Companies Act requirements. As a result, ASE Test Taiwan directly owned 10,978,776 of our common shares as of March 31, 2017. See “—Related Party Transactions.”

(3)	J&R Holding Limited is our wholly owned subsidiary. J&R Holding Limited’s ownership of our common shares is the result of the merger of ASE Chung Li with and into us in August 2004, and subsequent dividends upon shares received in connection with this merger.

(4)	Hung Ching is our equity method investee. As of March 31, 2017, we held 26.22% of the outstanding shares of Hung Ching. Hung Ching acquired our common shares in open market transactions, subsequent dividends upon the acquired shares and shares purchase pursuant to the rights offered by the Company.

As of March 31, 2017, none of our major shareholders had voting rights different from those of our other shareholders. We are not aware of any arrangement that may at a subsequent date result in a change of control of us. Furthermore, other than disclosed above, we are not aware of any significant changes in the percentage of ownership held by our major shareholders in 2014, 2015 and 2016.

As of March 31, 2017, a total of 8,273,546,046 common shares were outstanding. With certain limited exceptions, holders of common shares that are not ROC persons are required to hold their common shares through a brokerage account in the ROC. As of March 31, 2017, 540,454,720 common shares were registered in the name of a nominee of Citibank, N.A., the depositary under our ADS deposit agreement. Citibank, N.A., has advised us that, as of March 31, 2017, 108,090,653 ADSs, representing 540,453,265 common shares, were held of record by Cede & Co., and 290 ADSs, representing 1,450 common shares, were held by 9 other U.S. persons. The remaining 5 common shares held by Citibank, N.A. for the Company are a result of fractional shares distributed during stock distributions on our common shares underlying the ADSs.

RELATED PARTY TRANSACTIONS

In recent years, we have awarded cash bonuses to the employees of our subsidiaries as part of their compensation, based in part on our consolidated net income and the subsidiaries’ contribution to our consolidated income. We expect to continue this practice in the future.

In order to comply with Singapore law and other applicable laws and regulations, trusts organized under ROC law were established to hold and dispose of our common shares issued to ASE Test and ASE Test Taiwan in connection with the merger of ASE Chung Li and ASE Material into our company in August 2004. Under Section 76(1)(b)(ii) of Singapore’s Companies Act, Chapter 50, ASE Test, a Singapore company, may not purport to acquire, directly or indirectly, shares or units of shares in our company, ASE Test’s parent company. Pursuant to the applicable trust agreements, the trustee under each trust is (1) the registered owner of our common shares, (2) authorized to exercise all of the rights as a shareholder of our common shares, (3) authorized to sell our common shares, subject to market conditions, when such common shares become available for resale under ROC law and in accordance with volume limitations under ROC law, at its sole discretion; provided such common shares are sold (i) in compliance with ROC laws and regulations, (ii) in an orderly manner in order to minimize the impact on the trading price of our common shares, and (iii) in a manner consistent with its fiduciary duties owed to ASE Test and (4) able to transfer and deliver to ASE Test or ASE Test Taiwan the proceeds from the sale of our common shares and any cash dividends distributed, as the case may be. In February 2010, to complete the tender offer to acquire Universal Scientific, ASE Test transferred 141,808,499 shares to the shareholders of Universal Scientific. Neither ASE Test nor ASE Test Taiwan have any rights with respect to our common shares held in trust pursuant to the applicable trust agreements other than the right to receive the proceeds from the sale of such common shares and cash dividends declared while the shares remain in trust. In December 2014, the trust established to hold the common shares issued to ASE Test Taiwan had been terminated because ASE Test Taiwan was no longer a subsidiary owned by ASE Test and therefore no longer subject to Singapore Companies Act requirements. As a result, ASE Test Taiwan directly owned 10,978,776 of our common shares as of March 31, 2017 and the trust established to hold the common shares issued to ASE Test held 88,200,472 of our common shares.

We have historically provided promissory notes as guarantees to some of our subsidiaries. As of December 31, 2016, we endorsed and guaranteed the bonds issued by our subsidiaries, Anstock II Limited, in the amount of US$306.4 million.

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

In August 2014, we made the donation of NT$15.0 million to Social Affairs Bureau of Kaohsiung City Government through ASE Cultural and Educational Foundation. In addition, in order to demonstrate our commitment to environmental protection, in December 2013, our board of directors approved contributions to environmental protection efforts in Taiwan in a total amount of not less than NT$3,000.0 million, to be made in the next 30 years. For the years ended December 31, 2014, 2015 and 2016, we have made contributions in the amount of NT$100.0 million (US$3.1 million) each, respectively, through ASE Cultural and Educational Foundation to fund various environmental projects and our board of directors have resolved in a resolution in January 2017 to contribute NT$100.0 million (US$3.1 million) through ASE Cultural and Educational Foundation in environmental projects in 2017.

In June 2015, we acquired the K22 and K23 factory-administration building in Nantze Export Processing Zone, Taiwan, from Hung Ching for a consideration of NT$2,466.0 million.

In 2015 and 2016, we capitalized NT$504.6 million and NT$875.0 million (US$27.0 million), respectively, for the construction of employee dormitory for which we contracted with Fu Hwa Construction Co., Ltd. in Kaohsiung, Taiwan.

In 2016, we acquired patents and acquired specific technology from Deca Technologies Inc. for a consideration of NT$403.5 million (US$12.5 million).

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

Item 8. Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated financial statements are set forth under “Item 18. Financial Statements.”

Export Sales

We categorize our revenues geographically based on the country in which the customer is headquartered. Revenues from our export sales were NT$219,843.7 ,NT$250,671.4 million and NT$236,015.4 million (US$7,284.4 million) in 2014, 2015 and 2016, respectively, which contributed 85.7% , 88.5% and 85.6 % of our total sales volume for those periods, respectively. See “Item 4. Information on the Company—Business Overview—Sales and Marketing” for information on our export sales.

Legal Proceedings

K7 Plant Wastewater Discharge

In December 2013, the Kaohsiung City Environmental Protection Bureau ordered us to suspend the operations at our K7 Plant’s wafer-level process where nickel was used for alleged wastewater discharge violations and imposed a NT$110.1 million fine against us. The NT$110.1 million fine was later reduced to NT$109.4 million as ordered by the Kaohsiung City Environmental Protection Bureau. In December 2014, the Kaohsiung City Environmental Protection Bureau lifted the suspension order and approved the full resumption of operations of our K7 Plant after ordering a series of examinations, hearings and trial runs. In September 2015, the fine was reduced to NT$102.0 million by the Kaohsiung City Environmental Protection Bureau and we received a refund of NT$7.3 million in October 2015.

With respect to the NT$102.0 million administrative penalty imposed on us by the Kaohsiung City Environmental Protection Bureau, we appealed to the Kaohsiung High Administrative Court in August 2014 seeking to (i) revoke Kaohsiung City Government’s decision, (ii) lift the administrative penalty imposed on us and (iii) demand a refund of the administrative penalty. On March 22, 2016, the Kaohsiung High Administrative Court revoked Kaohsiung City Government’s decision and lifted the administrative penalty. Our demand for a refund of the fine was dismissed. We appealed to the Supreme Administrative Court on April 14, 2016 against the Kaohsiung High Administrative Court’s unfavorable ruling in dismissing a refund. The outcome of the proceeding cannot be predicted with certainty.

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

The outcome of some of these proceedings is uncertain. Any penalties, fines, damages or settlements made in connection with these criminal, civil, and/or administrative investigations and/or lawsuits may divert management’s attention and resources, which may cause a material adverse effect on our results of operations, financial condition and business. We are also unable to quantify the harm to our reputation should any adverse findings be made against us. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Any environmental claims or failure to comply with any present or future environmental regulations, as well as any fire or other industrial accident, may require us to spend additional funds and may materially and adversely affect our financial condition and results of operations,” “Item 4. Information on the Company—Business Overview—Environmental Matters” and “Item 4. Information on the Company—Property, Plants and Equipment.”

SPIL Litigation Against ASE

On October 15, 2015, in connection with the Initial SPIL Tender Offer, SPIL filed a lawsuit in the Kaohsiung District Court against ASE requesting that the court invalidate the Initial SPIL Tender Offer and confirm that ASE does not have the right to be registered as a shareholder of SPIL. The lawsuit alleged that the Initial SPIL Tender Offer violate certain provisions of the ROC Securities and Exchange Act and certain provisions of the ROC Fair Trade Act and because of these violations the Initial SPIL Tender Offer should be voided. Following a series of pleadings and arguments on the amount of verdict fee that SPIL has to post before the case could be heard, the Kaohsiung District Court ordered SPIL to post a verdict fee in the amount of NT$219.2 million (US$6.7 million) and scheduled a hearing on April 29, 2016. SPIL appealed the Kaohsiung District Court’s decision on the verdict fee to the Kaohsiung High Court, and, following the Kaohsiung High Court’s decision to sustain the Kaohsiung District Court’s decision on the amount of the verdict fee, SPIL appealed to the Supreme Court of Taiwan on January 18, 2016. On June 27, 2016, the Kaohsiung District Court dismissed the lawsuit due to SPIL’s failure to pay relevant court expenses by the deadline.

Dividends and Dividend Policy

We have historically paid dividends on our common shares with respect to the results of the preceding year following approval by our shareholders at the annual general meeting of shareholders. We have paid annual dividends on our common shares since 1989, except in 2002 and 2006 when we did not pay any dividend due to the losses we incurred in the 2001 and 2005 fiscal years, respectively. On March 30, 2017, our board of directors adopted resolutions to pay cash dividends of NT$1.40 per share based on 8,153,712,546 shares, which equal to the number of issued shares shown in the shareholders’ roster as of March 28, 2017 minus the number of shares repurchased by us as treasury stocks. This proposal is subject to shareholders’ approval at the annual general shareholders meeting in June 2017 and the actual cash dividends per share will be adjusted by any fluctuations in the number of our shares due to, for example, the exercise of share options.

The following table sets forth the stock dividends paid during each of the years indicated and related information.

	Cash Dividends Per Common Share	Stock Dividends Per Common Share(1)	Total Common Shares Issued as Stock Dividends	Outstanding Common Shares on Record Date(2)	Percentage of Outstanding Common Shares Represented by Stock Dividends
	NT$	NT$

2009	0.50	-	-	5,474,320,814	-
2010	0.36	1.00	549,497,078	5,500,216,994	10.0%
2011	0.65	1.15	695,735,660	6,055,261,112	11.5%
2012	0.65	1.40	931,599,554	6,659,893,672	14.0%
2013	1.05	-	-	7,611,579,786	-
2014	1.29 (3)	-	-	7,847,817,646	-
2015	2.00	-	-	7,900,130,996	-
2016	1.60	-	-	7,931,725,946	-

(1)	Stock dividends were paid out from retained earnings and capital surplus. Holders of common shares receive as a stock dividend the number of common shares equal to the NT dollar value per common share of the dividend declared multiplied by the number of common shares owned and divided by the par value of NT$10 per share. Fractional shares are not issued but are paid in cash.

(2)	Aggregate number of common shares outstanding on the record date applicable to the dividend payment. Includes common shares issued in the previous year under our employee bonus plan.

(3)	On June 26, 2014, our shareholders approved a cash dividend of NT$1.30 per share for 2013 earnings. On July 29, 2014, our board of directors resolved to adjust the cash dividend ratio to NT$1.29411842 because the number of outstanding common shares had changed as a result of the exercise of share options.

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

According to our Articles of Incorporation, the remuneration of our independent directors is set at NT$3.0 million (US$0.09 million) per person per year. If our annual net income (after recovering any losses incurred in prior years and deducting the legal reserve and special reserve provisions, making the additions or deductions of the portion of retained earnings that belong to equity investment gains or losses that have been realized through other comprehensive income or losses measured at fair value and deducting other items as required under ROC law, if any) remains, a proposal for the distribution of such amount together with a part or all of the accumulated undistributed profits in the previous years shall be prepared by the board of directors and submit to the shareholders’ meeting for resolution. In addition, we set aside 5.25% to 8.25% of net profit before income tax, employees’ compensation and remuneration to the directors as employees’ compensation and no more than 0.75% as remuneration to the directors. The 5.25% portion is to be distributed to all employees in accordance with our employee compensation distribution rules, while any portion exceeding 5.25% is to be distributed in accordance with rules established by our board of directors to individual employees who have been recognized as having made special contributions to our company. Such employees include those of our subsidiaries.

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

Item 9. The Offer and Listing

OFFER AND LISTING DETAILS

Our common shares were first issued in March 1984 and have been listed on the TWSE since July 1989. The TWSE is an auction market where the securities traded are priced according to supply and demand through announced bid and ask prices. As of March 31, 2017, there were an aggregate of 8,273,546,046 of our common shares outstanding. The following table sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the TWSE for our common shares and the high and low of the daily closing values of the Taiwan Stock Exchange Index. The closing price for our common shares on the TWSE on April 14, 2017 was NT$37.85 per share.

	Closing Price per Share		Adjusted Closing Price per Share(1)		Average Daily Trading Volume	Taiwan Stock Exchange Index
	High	Low	High	Low	(in thousands of shares)	High	Low
	NT$	NT$	NT$	NT$
2012	31.10	20.15	20.77	12.79	24,667	8,144.0	6,894.7
2013	30.65	23.60	25.76	17.66	24,598	8,623.4	7,616.6
2014	41.00	26.80	36.11	21.91	25,609	9,569.2	8,264.5
2015	47.75	30.00	44.15	28.40	28,467	9,973.1	7,410.3
First Quarter	47.75	36.65	44.15	33.05	31,837	9,758.1	9,048.3
Second Quarter	46.65	39.70	43.05	36.10	29,672	9,973.1	9,189.8
Third Quarter	42.10	30.00	38.50	28.40	33,371	9,379.2	7,410.3
Fourth Quarter	39.00	33.40	37.40	31.80	19,731	8,857.0	8,040.2
2016	39.60	28.65	39.05	27.05	17,859	9,392.7	7,664.0
First Quarter	38.30	33.75	36.70	32.15	17,321	8,812.7	7,664.0
Second Quarter	36.95	28.65	35.35	27.05	25,701	8,716.3	8,053.7
Third Quarter	39.60	34.60	38.00	33.00	17,249	9,284.6	8,575,8
Fourth Quarter	38.80	32.20	38.80	32.20	11,453	9,392.7	8,931.0
October	38.80	37.10	38.80	37.10	10,252	9,385.7	9,165.2
November	37.05	33.35	37.05	33.35	12,058	9,272.7	8,931.0
December	34.55	32.20	34.55	32.20	11,942	9,392.7	9,078.6
2017
First Quarter	39.90	33.75	39.90	33.75	17,231	9,972.5	9,272.9
January	34.70	32.80	34.70	32.80	12,213	9,448.0	9,272.9
February	38.85	36.55	38.85	36.55	20,684	9,799.8	9,429.0
March	39.90	37.45	39.90	37.45	16,692	9,972.5	9,272.9
Second Quarter
April (through April 14, 2017)	39.30	37.85	39.30	37.85	12,056	9,949.5	9,732.9

(1)	As adjusted retroactively by the TWSE to give effect to stock dividends and cash dividends paid in the periods indicated. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividends and Dividend Policy.”

The performance of the TWSE has in recent years been characterized by extreme price volatility. There are currently limits on the range of daily price movements on the TWSE. In the case of equity securities traded on the TWSE, such as our common shares, fluctuations in the price of a particular security may not exceed a 10.0% change either above or below the previous day’s closing price of such security.

Our ADSs have been listed on the NYSE under the symbol “ASX” since September 26, 2000. The outstanding ADSs are identified by the CUSIP number 00756M404. As of March 31, 2017, a total of 108,090,943 ADSs were outstanding. The following table sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the NYSE for our ADSs and the highest and lowest of the daily closing values of the New York Stock Exchange Index. The closing price for our ADSs on the NYSE on April 13, 2017 was US$6.25 per ADS.

	Closing Price per ADS		Adjusted Closing Price per ADS(1)		Average Daily Trading Volume	New York Stock Exchange Index
	High	Low	High	Low	(in thousands of ADSs)	High	Low
	US$	US$	US$	US$
2012	5.27	3.54	4.10	2.82	1,065	8,516.4	7,285.5
2013	5.35	3.91	4.65	3.11	746	10,400.3	8,604.4
2014	6.87	4.45	5.97	3.87	752	11,104.7	9,741.6
2015	7.89	4.69	7.11	4.50	1,405	11,239.7	9,601.4
First Quarter	7.89	5.96	7.11	5.37	1,485	11,122.1	10,514.6
Second Quarter	7.51	6.39	6.77	5.76	1,412	11,239.7	10,790.3
Third Quarter	6.67	4.69	6.01	4.50	1,700	11,024.9	9,601.4
Fourth Quarter	6.12	5.18	5.87	4.97	1,028	10,609.9	9,821.0
2016	6.21	4.41	6.14	4.23	916	11,237.2	9,029.9
First Quarter	5.87	4.95	5.63	4.75	1,015	10,237.0	9,029.9
Second Quarter	5.78	4.41	5.55	4.23	1,439	10,641.2	9,973.5
Third Quarter	6.21	5.35	6.14	5.13	633	10,892.2	10,409.5
Fourth Quarter	6.12	4.92	6.12	4.92	576	11,237.2	10,289.3
October	6.12	5.80	6.12	5.80	542	10,690.8	10,476.6
November	5.83	5.12	5.83	5.12	503	10,878.1	10,289.3
December	5.43	4.92	5.43	4.92	683	11,237.2	10,829.0
2017
First Quarter	6.62	5.09	6.62	5.09	1,176	11,661.2	11,148.9
January	5.80	5.09	5.80	5.09	656	11,339.1	11,148.9
February	6.19	5.78	6.19	5.78	1,359	11,578.3	11,207.2
March	6.62	6.09	6.62	6.09	1,477	11,661.2	11,414.3
Second Quarter
April (through April 13, 2017)	6.54	6.25	6.54	6.25	1,601	11,473.6	11,324.5

(1)	As adjusted retroactively to give effect to stock dividends and cash dividends paid in the periods indicated.

PLAN OF DISTRIBUTION

Not applicable.

MARKETS

The principal trading market for our common shares is the TWSE and the principal trading market for ADSs representing our common shares is the NYSE.

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

We were incorporated on March 23, 1984 as a company limited by shares under the ROC Company Law. Our authorized share capital registered with the Kaohsiung Export Processing Zones Administration was NT$95 billion, divided into 9,500 million common shares, 8,273,546,046 of which were outstanding as of March 31, 2017. Our authorized share capital under our Articles of Incorporation is NT$100 billion, divided into 10 billion common shares. We do not have any equity in the form of preference shares or otherwise outstanding as of the date of this annual report.

Subject to limited exceptions, with the approval of our board of directors and the FSC, we may grant stock options to our employees, provided that NT$8,000 million of our authorized capital (800 million common shares) is reserved for employee stock options. The total number of shares to be issued under all option plans, together with all restricted shares issued to employees, shall not exceed 15% of our outstanding common shares. Unless otherwise approved by the shareholders’ meeting, the exercise price of an option shall not be less than the closing price of our common shares on the TWSE on the grant date of the option. As of March 31, 2017, we had granted 480,075,500 options pursuant to employee stock option plans established on November 22, 2007, April 20, 2010 and April 17, 2015 to our full-time employees, including our domestic and foreign subsidiaries. See “Item 6. Directors, Senior Management and Employees—Compensation—ASE Inc. Employee Bonus and Stock Option Plans.”

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

According to our Articles of Incorporation, the remuneration of our independent directors is set at NT$3.0 million (US$0.09 million) per person per year. If our annual net income (after recovering any losses incurred in prior years and deducting the legal reserve and special reserve provisions, making the additions or deductions of the portion of retained earnings that belong to equity investment gains or losses that have been realized through other comprehensive income or losses measured at fair value and deducting other items as required under ROC law, if any) remains, a proposal for the distribution of such amount together with a part or all of the accumulated undistributed profits in the previous years shall be prepared by the board of directors and submit to the shareholders’ meeting for resolution. In addition, we set aside 5.25% to 8.25% of net profit before income tax, employees’ compensation and remuneration to the directors as employees’ compensation and no more than 0.75% as remuneration to the directors. The 5.25% portion is to be distributed to all employees in accordance with our employee compensation distribution rules, while any portion exceeding 5.25% is to be distributed in accordance with rules established by our board of directors to individual employees who have been recognized as having made special contributions to our company. Such employees include those of our subsidiaries.

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

Changes in Share Capital

Under ROC Company Law, any change in the authorized share capital of a company limited by shares requires an amendment to its Articles of Incorporation, which in turn requires approval at the shareholders’ meeting. In the case of a public company such as ourselves, we must also obtain the approval of, or submit a report to, the FSC and the Kaohsiung Export Processing Zone Administration. Authorized but unissued common shares may be issued, subject to applicable ROC law, upon terms as our board of directors may determine. Our authorized share capital registered with the Kaohsiung Export Processing Zones Administration was NT$95 billion, divided into 9,500 million common shares with a face value of NT$10.0 per share as of March 31, 2017. Our authorized share capital under our Articles of Incorporation is NT$100 billion, divided into 10 billion common shares. There were 500 million common shares included in our authorized shares that are currently not registered with the Kaohsiung Export Processing Zones Administration. We will complete the registration with the Kaohsiung Export Processing Zones Administration if and when our total issued share capital equals or exceeds NT$95 billion.

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

We may purchase our common shares on the TWSE or by means of a public tender offer. These transactions require the approval of a majority of our board of directors at a meeting in which at least two-thirds of the directors are in attendance. The total amount of common shares purchased for treasury stock may not exceed 10.0% of the total issued shares. In addition, the total cost of the purchased shares shall not exceed the aggregate amount of our retained earnings, any premium from share issuances and the realized portion of our capital reserve.

We may not pledge or hypothecate any of our shares purchased by us. In addition, we may not exercise any shareholders’ right attaching to such shares. In the event that we purchase our shares on the TWSE, our affiliates, directors, managers, and their respective spouses and minor children and/or nominees are prohibited from selling any of our shares during the period in which we are purchasing our shares.

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

Transfer Restrictions

Substantial Shareholders

The ROC Securities and Exchange Act currently requires:

•	each director, manager, or substantial shareholder (that is, a shareholder who holds more than 10.0% shares of a company), and their respective spouses, minor children or nominees, to report any change in that person’s shareholding to the issuer of the shares and the FSC; and

•	each director, manager, or substantial shareholder, and their respective spouses, minor children or nominees, after acquiring the status of director, manager, or substantial shareholder for a period of six months, to report his or her intent to transfer any shares on the TWSE to the FSC at least three days before the intended transfer, unless the number of shares to be transferred does not exceed 10,000 shares.

In addition, the number of shares that can be sold or transferred on the TWSE by any person subject to the restrictions described above on any given day may not exceed:

•	0.2% of the outstanding shares of the company in the case of a company with no more than 30 million outstanding shares; or

•	0.2% of 30 million shares plus 0.1% of the outstanding shares exceeding 30 million shares in the case of a company with more than 30 million outstanding shares; or

•	in any case, 5.0% of the average trading volume (number of shares) on the TWSE for the ten consecutive trading days preceding the reporting day on which the director, manager or substantial shareholder reports the intended share transfer to the FSC.

These restrictions do not apply to sales or transfers of our ADSs.

MATERIAL CONTRACT

Joint Share Exchange Agreement between ASE and SPIL

ASE and SPIL have entered into the Joint Share Exchange Agreement pursuant to which a holding company, ASE Holding, will be formed by means of a statutory share exchange, and ASE Holding will (i) acquire all issued shares of ASE in exchange for shares of ASE Holding using the Exchange Ratio as described below, and (ii) acquire all issued shares of SPIL using the Cash Consideration as described below. Upon the consummation of the Share Exchange, ASE and SPIL will become wholly owned subsidiaries of ASE Holding concurrently. Subject to the Share Exchange and the Joint Share Exchange Agreement being approved by shareholders of ASE and SPIL, respectively, and upon the satisfaction of the other conditions for completing the Share Exchange, ASE Holding will be formed.

Pursuant to the terms and subject to the conditions set forth in the Joint Share Exchange Agreement, at the effective time of the Share Exchange (the “Effective Time”):

i.	for SPIL shareholders:

•	each SPIL common share, par value NT$10 per share, issued immediately prior to the Effective Time (including SPIL’s treasury shares and the common shares of SPIL beneficially owned by ASE), will be transferred to ASE Holding in consideration for the right to receive NT$51.2, which represents NT$55, minus a cash dividend and a return of capital reserve of NT$3.8 per common share of SPIL distributed by SPIL on July 1, 2016, payable in cash in NT dollars, without interest and net of any applicable withholding taxes (“SPIL Common Shares Cash Consideration”); and

•	each SPIL American depositary share, currently representing five common shares of SPIL will be cancelled in exchange for the right to receive through JPMorgan Chase Bank, N.A., as depositary for the SPIL American depositary shares (“SPIL Depositary”), the US dollar equivalent of NT$256 (representing five times of the SPIL Common Shares Cash Consideration) minus (i) all processing fees and expenses per SPIL American depositary shares in relation to the conversion from NT dollars into US dollars, and (ii) US$0.05 per SPIL American depositary shares cancellation fees pursuant to the terms of the deposit agreement dated January 6, 2015 by and among SPIL, SPIL Depositary and the holders and beneficial owners from time to time of the SPIL American depositary shares issued thereunder, payable in cash in US dollars, without interest and net of any applicable withholding taxes (“SPIL ADS Cash Consideration,” together with the SPIL Common Shares Cash Consideration, “Cash Consideration”).

The Cash Consideration will be subject to adjustments if SPIL issues shares or pays cash dividends during the period from the execution date of the Joint Share Exchange Agreement to the Effective Time, provided, however, that the Cash Consideration shall not be subject to adjustment if the aggregate amount of the cash dividends distributed by SPIL in fiscal year 2017 is less than 85% of its after-tax net profit for fiscal year 2016.

ii.	for ASE shareholders:

•	each common share of ASE, par value NT$10 per share, issued immediately prior to the Effective Time (including ASE’s treasury shares), will be transferred to ASE Holding in consideration for the right to receive 0.5 ASE Holding common shares, par value NT$10 per share; and

•	each ASE ADS, currently representing five common shares of ASE, will represent the right to receive 1.25 ASE Holding American depositary shares, each representing two ASE Holding common shares upon surrender for cancellation to Citibank, N.A., as depositary for the ASE ADSs, after the Effective Time. The ratio at which the common shares of ASE will be exchanged for the common shares of ASE Holding and ASE ADSs will be exchanged for ASE Holding American depositary shares is hereinafter referred to as the “Exchange Ratio”.

Under Republic of China law, if any fractional ASE Holding common shares representing less than one common share would otherwise be allotted to former holders of ASE common shares in connection with the Share Exchange, those fractional shares will not be issued to those shareholders. Pursuant to the Joint Share Exchange Agreement, ASE will aggregate the fractional entitlements and sell the aggregated ASE common shares using the closing price of ASE common shares on the TWSE on the ninth ROC Trading Day prior to the Effective Time, to an appointee of the Chairman of ASE Holding. The cash proceeds from the sale will be distributed to the former holders of ASE common shares by ASE Holding on a proportionate basis in accordance with their respective fractions at the Effective Time.

Subject to approval at the extraordinary general shareholders’ meeting of ASE shareholders, ASE Holding will issue 3,961,811,298 ASE Holding common shares (based on the number of issued shares of ASE on September 30, 2016) in connection with the Share Exchange.

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

Under the Regulations, foreign investors (other than PRC persons) are classified as either “onshore foreign investors” or “offshore foreign investors” according to their respective geographical location. Both onshore and offshore foreign investors are allowed to invest in ROC securities after they register with the TWSE or the Taiwan Futures Exchange. The Regulations further classify foreign investors into foreign institutional investors and foreign individual investors. “Foreign institutional investors” refer to those investors incorporated and registered in accordance with foreign laws outside of the ROC (i.e., offshore foreign institutional investors) or their branches set up and recognized within the ROC (i.e., onshore foreign institutional investors). Offshore overseas Chinese and foreign individual investors may be subject to a maximum investment ceiling that will be separately determined by the FSC, after consultation with the Central Bank of the Republic of China (Taiwan). Currently, there is no maximum investment ceiling for offshore overseas Chinese and foreign individual investors. On the other hand, foreign institutional investors are not subject to any ceiling for investment in the ROC securities market.

Except for certain specified industries, such as telecommunications, investments in ROC-listed companies by foreign investors are not subject to individual or aggregate foreign ownership limits. Custodians for foreign investors are required to submit to the Central Bank of the Republic of China (Taiwan) and the TWSE a monthly report of trading activities and status of assets under custody and other matters. Capital remitted to the ROC under these guidelines may be remitted out of the ROC at any time after the date the capital is remitted to the ROC. Capital gains and income on investments may be remitted out of the ROC at any time.

Foreign investors (other than PRC persons) who wish to make (i) direct investments in the shares of ROC private companies or (ii) investment in 10.0% or more of the equity interest of a ROC company listed on the TWSE or the Taipei Exchange in any single transaction, are required to submit a foreign investment approval application to the MOEAIC or other applicable government authority. The MOEAIC or such other government authority reviews each foreign investment approval application and approves or disapproves each application after consultation with other governmental agencies (such as the Central Bank of the Republic of China (Taiwan) and the FSC).

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

The FSC announced the PRC Regulations on April 30, 2009. According to the PRC Regulations, a PRC QDII is allowed to invest in ROC securities (including less than 10.0% shareholding of a ROC company listed on the TWSE or the Taipei Exchange) provided that the total investment amount of any QDII does not exceed US$500 million. The custodians of QDIIs must apply with the TWSE for the remittance amount for each QDII, which cannot exceed US$100 million, and QDII can only invest in ROC securities at an amount approved by the TWSE. In addition, QDIIs are currently prohibited from investing in certain industries, and their investment in any company of certain other industries is restricted to a certain percentage pursuant to a list promulgated by the FSC and amended from time to time. PRC investors other than QDII are prohibited from making investments in a ROC company listed on the TWSE or the Taipei Exchange if the investment is less than 10.0% of the equity interest of such ROC company.

In addition to investments permitted under the PRC Regulations, PRC investors who wish to make (i) direct investment in the shares of ROC private companies or (ii) investments, individually or in the aggregate, in 10.0% or more of the equity interest of a ROC company listed on the TWSE or the Taipei Exchange, are required to submit an investment approval application to the MOEAIC or other government authority. The MOEAIC or such other government authority reviews each investment approval application and approves or disapproves each application after consultation with other governmental agencies.

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

Securities Transaction Tax

Securities transaction tax will be imposed on the seller at the rate of 0.3% of the transaction price upon a sale of common shares. Transfers of ADSs are not subject to ROC securities transaction tax. On April 11, 2017, the amendment to reduce the tax rate for day trading of shares to 0.15% for one year was passed and will come into force after said amendment is promulgated by the President of ROC.

Subscription Rights

Distributions of statutory subscription rights for our common shares in compliance with the ROC Company Law are currently not subject to ROC tax. Sales of statutory subscription rights evidenced by securities are subject to securities transaction tax, currently at the rate of 0.3% of the gross amount received. Holders are exempt from income tax on capital gains from the sale of statutory subscription rights evidenced by securities. Proceeds derived from sales of statutory subscription rights which are not evidenced by securities are not subject to securities transaction tax but are subject to income tax at a fixed rate of 20% of the income if the seller is a non-ROC holder. Subject to compliance with ROC law, we, in our sole discretion, may determine whether statutory subscription rights are evidenced by securities.

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

Tax Treaty

At present, the ROC has income tax treaties with Indonesia, Singapore, New Zealand, Australia, the United Kingdom, South Africa, Gambia, Swaziland, Malaysia, Macedonia, the Netherlands, Senegal, Sweden, Belgium, Denmark, Israel, Vietnam, Paraguay, Hungary, France, India, Slovakia, Switzerland, Germany, Thailand, Kiribati, Luxembourg, Austria, Italy, Japan, Canada and Poland. These tax treaties may limit the rate of ROC withholding tax on dividends paid with respect to common shares issued by ROC companies. A non-ROC holder of ADSs may or may not be considered as the beneficial owner of common shares for the purposes of such treaties. Accordingly, holders of ADSs who wish to apply a reduced withholding tax rate that is provided under a tax treaty should consult their own tax advisers concerning such application. The United States does not have an income tax treaty with the ROC.

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

This discussion is based on the Code, final, temporary and proposed Treasury regulations, administrative pronouncements and judicial decisions, all as of the date hereof. These laws and regulations are subject to change, possibly with retroactive effect. This discussion is also based in part on representations by the depositary bank and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms.

In general, for U.S. federal income tax purposes, a U.S. Holder who owns ADSs should be treated as the owner of the common shares represented by the ADSs. Accordingly, no gain or loss should be recognized if a U.S. holder exchanges ADSs for the common shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before delivery of shares to the depositary bank (“pre-release”), or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of American depositary shares. Such actions would also be inconsistent with the claiming of the preferential rates of tax applicable to dividends received by certain non-corporate U.S. holders. Accordingly, the creditability of ROC taxes and the availability of the preferential tax rates for dividends received by certain non-corporate U.S. Holders, both described below, could be affected by actions that may be taken by such parties or intermediaries.

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

Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, under current law, certain dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders are taxable at the preferential rates applicable to long-term capital gain. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs representing such shares) that are readily tradable on a securities market in the United States, such as the NYSE, where our ADSs are traded. U.S. Holders should consult their tax advisers to determine whether these preferential rates may apply to dividends they receive and whether they are subject to any special rules that limit their ability to be taxed at these preferential rates.

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

Passive Foreign Investment Company Rules

We believe that we were not a passive foreign investment company, or “PFIC”, for U.S. federal income tax purposes for our 2016 taxable year. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year.

If we were a PFIC for any taxable year during which a U.S. Holder held a common share or an ADS, certain adverse consequences could apply to that U.S. Holder. If we are a PFIC for any taxable year during which a U.S. Holder owns a common share or an ADS, such U.S. Holder will generally be required to file Internal Revenue Service Form 8621 with their annual U.S. federal income tax returns, subject to certain exceptions.

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

In October 2015, we entered into an interest rate swap contract in the amount of NT$1,000.0 million, which matured in October 2016, with interest receipt based on a floating rate of 0.00% to 5.00% and payment based on a fixed rate of 4.60%. We recognized it as financial liabilities held for trading with an adjustment to profit or loss.

The tables below set forth information relating to our significant obligations, including short-term borrowings and long-term borrowings, including bank loans, bills payable, capital lease obligations and bonds payable, that are sensitive to interest rate fluctuations as of December 31, 2016.

		Expected Maturity Date
	2017	2018	2019	2020	2021	Thereafter	Total	Fair Value
	(in millions, except percentages)
Short-term borrowings:
Variable rate (US$)	134.7	-	-	-	-	-	134.7	134.7
Average interest rate	1.86%	-	-	-	-	-	1.86%
Fixed rate (US$)	195.7	-	-	-	-	-	195.7	195.7
Average interest rate	1.38%	-	-	-	-	-	1.38%
Variable rate (RMB)	2,115.0	-	-	-	-	-	2,115.0	2,115.0
Average interest rate	5.32%	-	-	-	-	-	5.32%
Fixed rate (RMB)	84.7	-	-	-	-	-	84.7	84.7
Average interest rate	3.69%	-	-	-	-	-	3.69%
Fixed rate (EUR)	2.2	-	-	-	-	-	2.2	2.2
Average interest rate	0.70%	-	-	-	-	-	0.70%

Long-term borrowings:
Variable rate (NT$)	1,222.2	26,611.1	6,403.3	-	-	-	34,236.6	34,236.6
Average interest rate	0.93%	1.23%	1.70%	-	-	-	1.30%
Fixed rate (NT$)	-	1,500.0	-	-	7,000.0	2,000.0	10,500.0	10,500.0
Average interest rate	-	1.20%	-	-	1.30%	1.50%	1.32%
Variable rate (US$)	163.0	240.0	-	-	-	-	403.0	403.0
Average interest rate	3.28%	3.27%	-	-	-	-	3.28%
Fixed rate (US$)	302.4	0.1	-	-	-	-	302.5	302.5
Average interest rate	2.14%	5.71%	-	-	-	-	2.14%
Variable rate (RMB)	19.1	76.2	162.0	171.5	171.5	344.0	944.3	944.3
Average interest rate	5.86%	6.12%	6.31%	6.55%	6.79%	7.00%	6.67%
Fixed rate (RMB)	0.0	-	-	-	-	-	0.0	0.0
Average interest rate	2.29%	-	-	-	-	-	2.29%

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

Despite hedging and mitigating techniques implemented by us, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations. We recorded net foreign exchange losses of NT$1,222.0 million and NT$713.2 million in 2014 and 2015, respectively, and net foreign exchange gains of NT$1,928.4 million (US$59.5 million) in 2016. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign currency exchange rates, we utilize currency forward contracts and swap contracts from time to time to reduce the impact of foreign currency fluctuations on our results of operations. Our policy is to account for these contracts on a mark-to-market rate basis.

The table below sets forth our outstanding forward exchange contracts and swap contracts, for which the expected maturity dates are in 2017, in aggregate terms by type of contract as of December 31, 2016.

Forward Exchange Contracts and Swap Contracts

	Forward Exchange Contracts	Swap Contracts

Buy US$ against NT$
Notional Amount	US$90 million	US$1,871.0 million
Weighted Average Strike Price	US$/NT$ 31.581	US$/NT$ 31.960
Fair Value	US$1.816 million	US$4.956 million

Sell US$ against NT$
Notional Amount	US$190.0 million	US$61.0 million
Weighted Average Strike Price	US$/NT$ 32.102	US$/NT$ 32.113
Fair Value	Negative US$0.700 million	Negative US$0.245 million

Sell US$ against RMB
Notional Amount	US$70 million	US$49.9 million
Weighted Average Strike Price	US$/RMB 6.926	US$/RMB 7.009
Fair Value	Negative US$0.241 million	Negative US$0.023 million

Sell US$ against JP¥
Notional Amount	US$43.9 million	US$77.2 million
Weighted Average Strike Price	US$/JP¥ 115.410	US$/JP¥ 111.467
Fair Value	Negative US$0.542 million	Negative US$3.472 million

Sell US$ against MYR
Notional Amount	US$19.0 million	-
Weighted Average Strike Price	US$/MYR 4.450	-
Fair Value	Negative US$0.174 million	-

Sell US$ against SGD
Notional Amount	US$12.9 million	-
Weighted Average Strike Price	US$/SGD 1.402	-
Fair Value	Negative US$0.402 million	-

Sell US$ against KRW
Notional Amount	US$35 million	-
Weighted Average Strike Price	US$/KRW 1,171.791	-
Fair Value	Negative US$1.054 million	-

Sell US$ against EUR
Notional Amount	US$0.3 million	-
Weighted Average Strike Price	US$/EUR 0.960	-
Fair Value	US$0.000million	-

Other Market Risk. Our exposure to other market risk relates primarily to our investments in publicly-traded stock, private-placement bonds, open-end mutual funds and limited partnership interests. The value of these investments may fluctuate based on various factors including prevailing market conditions. Moreover, the fair value of investments in unlisted securities may be significantly different from their carrying value. As of December 31, 2016, our investments in publicly traded stock, open-end mutual funds and private-placement bonds classified as financial assets at fair value through profit or loss were NT$2,540.6 million (US$78.4 million). As of December 31, 2016, our investments classified as available-for-sale financial assets were NT$1,295.0 million (US$40.0 million), primarily consisting of publicly-traded stock, open-end mutual funds and limited partnership interests. If the fair values of these investments fluctuate by 1.0%, our profit before income tax will increase or decrease by approximately NT$26.0 million (US$0.8 million) for the same period, and our other comprehensive before income tax will increase or decrease by approximately NT$13.0 million (US$0.4 million) for the same period. In addition, we are also exposed to our share price risk through conversion option, redemption option and put option of convertible bonds recognized as financial liabilities held for trading. If our share price increases or decreases by 7.0%, our profit before income tax for the year ended December 31, 2016 will decrease by NT$510.0 million (US$15.7 million) or increase by NT$445.0 million (US$13.7 million), respectively. Furthermore, fluctuations in gold prices may also affect the price at which we have been able to purchase gold wire. How this will impact the results of our operations depends on whether such costs can be transferred onto our customers.

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

Depositary Payments

In 2016, we received US$71,991.8 from Citibank, N.A., the depositary bank for our ADR programs. The table below sets forth details of the amount we received from Citibank, N.A.

Depositary Payments
Reimbursement of proxy process expenses	US$	11,922.1
Reimbursement of ADR holders identification expenses	US$	29,102.7
Reimbursement of legal fees	US$	30,967.0
Direct reimbursement	US$	0.0
Net payment received by us(1)	US$	71,991.8

__________________

(1)	Net of U.S. withholding tax.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

As of December 31, 2016, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15(d)-15(e) under the Exchange Act. Our management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective for recording, processing, summarizing and reporting, within the time periods specified in the SEC’s rules and forms, information required to be disclosed in the reports we file or submit under the Exchange Act, and for accumulating and communicating such information to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2016. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013).

Based on this assessment, management concluded that, as of December 31, 2016, our internal control over financial reporting is effective based on those criteria.

Our independent registered public accounting firm, Deloitte & Touche, independently assessed the effectiveness of our internal control over financial reporting. Deloitte & Touche has issued an attestation report, which is included below.

Report of the Independent Registered Public Accounting Firm

To: the Board of Directors and Shareholders of Advanced Semiconductor Engineering, Inc.

We have audited the internal control over financial reporting of Advanced Semiconductor Engineering, Inc. and its subsidiaries (the “Company”) as of December 31, 2016, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended December 31, 2016 and our report dated April 18, 2017 expressed an unqualified opinion on those financial statements based on our audit and the report of the other auditors and included an explanatory paragraph regarding the convenience translation of New Taiwan dollar amounts into U.S. dollar amounts.

/s/ Deloitte & Touche

Taipei, Taiwan

 The Republic of China

April 18, 2017

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

	For the Year Ended December 31,
	2014	2015	2016
	NT$	NT$	NT$	US$

Audit fees(1)	158,962.4	161,476.9	165,172.5	5,097.9
Audit-related fees(2)	5,000.0	4,000.0	7,450.0	230.0
Tax fees(3)	20,160.6	13,020.0	15,264.7	471.1
All other fees(4)	5,592.2	10,541.6	7,375.0	227.6
Total	189,715.2	189,038.5	195,262.2	6,026.6

(1)	Audit fees are defined as the standard audit and review work that needs to be performed each year in order to issue an opinion on our consolidated financial statements and to issue reports on the local statutory financial statements. It also includes services that can only be provided by our auditor such as statutory audits required by the Tax Bureau of the ROC and the Customs Bureau of the ROC, consents and comfort letters and any other audit services required for SEC or other regulatory filings.

(2)	Audit-related fees consist of assurance and related services by Deloitte & Touche that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under Audit Fees. The service for the fees disclosed under this category relate to cash capital increase and bonds offering.

(3)	Tax fees consist of professional services rendered by Deloitte & Touche for tax compliance and tax advice. The services for the fees disclosed under this category include tax return preparation and technical tax advice.

(4)	Other fees primarily consist of risk management advisory fee and business operation and process advisory fee, among others.

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

The table below sets forth certain information about the repurchase of our common shares under these share repurchase programs.

Period	Total Number of Common Shares Purchased	Average Price Paid Per Common Share	Total Number of Common Shares Purchased as Part of Publicly Announced Programs	Maximum Number (or Approximate Dollar Value) of Common Shares that May Yet Be Purchased Under the Programs
Third Share Repurchase
November 2010 (November 30, 2010)	7,300,000	31.48	7,300,000	29,700,000
December 2010 (December 1, 2010 – December 6, 2010)	29,700,000	32.17	29,700,000	-
Total	37,000,000	32.03	37,000,000	-
Fourth Share Repurchase
August 2011 (August 16, 2011 – August 29, 2011)	34,000,000	25.72	34,000,000	-
Fifth Share Repurchase
September 2011 (September 2, 2011 – September 16, 2011)	50,000,000	26.68	50,000,000	-
Sixth Share Repurchase
September 2011 (September 21, 2011 – September 30, 2011)	6,488,000	27.15	6,488,000	23,512,000
October 2011 (October 1, 2011 – October 31, 2011)	14,316,000	25.85	20,804,000	9,196,000
November 2011 (November 1, 2011 – November 20, 2011)	671,000	26.72	21,475,000	8,525,000
Total	21,475,000	26.27	21,475,000	8,525,000
Seventh Share Repurchase
March 2015 (March 2, 2015 – March 27, 2015)	120,000,000	44.45	120,000,000	-

Item 16F. Change In Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

As a company listed on the NYSE, we are subject to certain corporate governance rules of the NYSE. The application of the NYSE’s corporate governance rules is limited for foreign private issuers, recognizing that they have to comply with domestic requirements. As a foreign private issuer, we must comply with the following NYSE corporate governance rules: 1) satisfy the audit committee requirements of the SEC; 2) chief executive officer must promptly notify the NYSE in writing upon becoming aware of any material non-compliance with applicable NYSE corporate governance rules; 3) submit annual and interim affirmations to the NYSE regarding compliance with applicable NYSE corporate governance requirements; and 4) provide a brief description of any significant differences between our corporate governance practices and those required of U.S. companies under the NYSE listing standards. The table below sets forth the significant differences between our corporate governance practices and those required of U.S. companies under the NYSE listing standards.

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

Each listed company must have an internal audit function.	We have an internal audit function. Under the ROC Regulations for the Establishment of Internal Control Systems by Public Companies, a public company is required to set out its internal control systems in writing, including internal audit implementation rules, which must be approved by the board of directors. Our entire board of directors and the Chief Executive Officer are responsible for the establishment of the internal audit functions, compliance with the internal audit implementation rules and oversight of our internal control systems, including the appointment and retention of our independent auditor.

New York Stock Exchange Corporate Governance Rules Applicable to U.S. Companies	Description of Significant Differences between Our Governance Practices and the NYSE Corporate Governance Rules Applicable to U.S. Companies

Equity compensation plans

Shareholders must be given the opportunity to vote on all equity compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans.	The board of directors has authority under ROC laws and regulations to approve (i) the distribution of employee compensation and (ii) employee stock option plans by a majority vote of the board of directors at a meeting where at least two-thirds of all directors are present and to grant options to employees pursuant to such plans provided that shareholders’ approval is required if the exercise price of an option would be less than the closing price of the common shares on the TWSE on the grant date of the option, subject to the approval of the Securities and Futures Bureau of the FSC, and to approve treasury stock programs and the transfer of shares to employees under such programs by a majority vote of the board of directors in a meeting where at least two-thirds of all directors are present.
Corporate governance guidelines

Listed companies must adopt and disclose corporate governance guidelines.	We currently comply with the domestic non-binding Corporate Governance Best-Practice Principles for TWSE and Taipei Exchange Listed Companies promulgated by the TWSE and the Taipei Exchange, and we provide an explanation of the differences between our practice and the principles, if any, in our ROC annual report.
Code of ethics for directors, officers and employees

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a code of ethics that satisfies the requirements of Item 16B of Form 20-F and applies to all employees, officers, supervisors and directors of our company and our subsidiaries and will disclose any waivers of the code as required by Item 16B of Form 20-F. We have posted our code of ethics on our website.
Description of significant differences

Listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listing standards.	This table contains the significant differences between our corporate governance practices and those required of U.S. companies under the NYSE listing standards.

CEO certification

Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary.	As a foreign private issuer, we are not required to comply with this rule; however, our Chief Executive Officer provides certifications under Sections 302 and 906 of the Sarbanes-Oxley Act.

Each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of Section 303A.	We intend to comply with this requirement.

New York Stock Exchange Corporate Governance Rules Applicable to U.S. Companies	Description of Significant Differences between Our Governance Practices and the NYSE Corporate Governance Rules Applicable to U.S. Companies

Each listed company must submit an executed Written Affirmation annually to the NYSE. In addition, each listed company must submit an interim Written Affirmation each time a change occurs to the board or any of the committees subject to Section 303A. The annual and interim Written Affirmations must be in the form specified by the NYSE.	We have complied with this requirement to date and intend to continue to comply going forward.

Website

Listed companies must have and maintain a publicly accessible website.	We have and maintain a publicly accessible website.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

The Company has elected to provide financial statements for fiscal year 2016 and the related information pursuant to Item 18.

Item 18. Financial Statements

Reference is made to pages F-1 to F-94 of this annual report.

The consolidated financial statements of the Company and the report thereon by its independent registered public accounting firm listed below are attached hereto as follows:

(a)	Report of Independent Registered Public Accounting Firm of the Company dated April 18, 2017 (page F-1).

(b)	Report of Independent Registered Public Accounting Firm of SPIL dated March 23, 2017 (page F-2).

(c)	Consolidated Balance Sheets of the Company and subsidiaries as of December 31, 2015 and 2016 (page F-3 to F-4).

(d)	Consolidated Statements of Comprehensive Income of the Company and subsidiaries for the years ended December 31, 2014, 2015 and 2016 (page F-5 to F-6).

(e)	Consolidated Statements of Changes in Equity of the Company and subsidiaries for the years ended December 31, 2014, 2015 and 2016 (page F-7 to F-8).

(f)	Consolidated Statements of Cash Flows of the Company and subsidiaries for the years ended December 31, 2014, 2015 and 2016 (pages F-9 to F-10).

(g)	Notes to Consolidated Financial Statements of the Company and subsidiaries (pages F-11 to F-94).

Item 19. Exhibits

1.	Articles of Incorporation of the Registrant (English translation of Chinese).

2.	(a)	Amended and Restated Deposit Agreement dated as of September 29, 2000 among ASE Inc., Citibank N.A., as depositary, and Holders and Beneficial Holders of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt (incorporated by reference to Exhibit (a) to our registration statement on Form F-6 (File No. 333-108834) filed on September 16, 2003).

(b)	Letter Agreement dated as of February 1, 2001 by and between ASE Inc. and Citibank N.A., as depositary for the sole purpose of accommodating the surrender of ASE Inc.’s Rule 144A Global Depositary Shares, the issuance of American Depositary Shares and the delivery of American Depositary Receipts in the context of the termination of ASE Inc.’s Rule 144A Depositary Receipts Facility (incorporated by reference to Exhibit (b)(i) to our registration statement on Post-Effective Amendment No. 1 to Form F-6 (File No. 333-108834) filed on April 3, 2006).

(c)	Letter Agreement dated as of September 25, 2003 by and between ASE Inc. and Citibank N.A., as depositary for the sole purpose of accommodating the issuance of American Depositary Shares upon ASE Inc.’s deposit of its shares with the depositary following the conversion of certain bonds issued by ASE Inc. in accordance with, and subject to, the terms and conditions of the indenture governing such bonds (incorporated by reference to Exhibit (b)(ii) to our registration statement on Post-Effective Amendment No. 1 to Form F-6 (File No. 333-108834) filed on April 3, 2006).

(d)	Amendment No. 1 to Amended and Restated Deposit Agreement dated as of April 6, 2006 among ASE Inc., Citibank N.A., as depositary, and Holders and Beneficial Holders of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt (incorporated by reference to Exhibit (a)(ii) to our registration statement on Post-Effective Amendment No. 2 to Form F-6 (File No. 333-108834) filed on October 25, 2006).

(e)	Form of Amendment No. 2 to Amended and Restated Deposit Agreement among ASE Inc., Citibank N.A., as depositary, and Holders and Beneficial Holders of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt (incorporated by reference to Exhibit (a)(iii) to our registration statement on Post-Effective Amendment No. 2 to Form F-6 (File No. 333-108834) filed on October 25, 2006).

(f)	Form of Deposit Agreement among ASE Industrial Holding Co., Ltd., Citibank N.A., as depositary, and Holders and Beneficial Holders of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt (incorporated by reference to Exhibit (a) to our registration statement on Form F-6 (File No. 333-214753) filed on November 22, 2016).

4.	(a)	Asset Purchase Agreement dated as of July 3, 1999 among ASE (Chung Li) Inc., ASE Inc., Motorola Electronics Taiwan, Ltd. and Motorola, Inc. (incorporated by reference to Exhibit 10.2 to ASE Test’s registration statement on Form F-3 (File No. 333-10892) filed on September 27, 1999 (the “ASE Test 1999 Form-3”)).

(b)	Agreement dated as of June 5, 2002 among ASE (Chung Li) Inc., ASE Inc., Motorola Electronics Taiwan, Ltd. and Motorola, Inc. amending certain earn-out arrangements provided for in Section 2.09(b)(ii)(D) of the Asset Purchase Agreement dated as of July 3, 1999 among the same parties (incorporated by reference to Exhibit 4(b) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2002 filed on June 30, 2003).

(c)	Stock Purchase Agreement dated as of July 3, 1999 among ASE Investment (Labuan) Inc., ASE Inc., Motorola Asia Ltd. and Motorola, Inc. relating to the purchase and sale of 100.0% of the common stock of Motorola Korea Ltd. (incorporated by reference to Exhibit 10.3 to the ASE Test 1999 Form F-3).

(d)†	BGA Immunity Agreement dated as of January 25, 1994 between ASE Inc. and Motorola, Inc. (incorporated by reference to Exhibit 10.6 to the Form F-1).

(e)†	Amendment dated March 18, 2003 renewing the BGA Immunity Agreement dated as of January 25, 1994 between ASE Inc. and Motorola, Inc. (incorporated by reference to Exhibit 4(g) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2003 filed on June 30, 2004).

(f)	Consent dated June 10, 2004 to the Assignment of the BGA Immunity Agreement between ASE Inc. and Motorola, Inc. dated January 25, 1994 (incorporated by reference to Exhibit 4(h) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2003 filed on June 30, 2004).

(g)	Asset Purchase Agreement by and among Flextronics Manufacturing (M) Sdn Bhd, as Buyer, ASE Electronics (M) Sdn. Bhd. as Company, dated as of October 3, 2005 (incorporated by reference to Exhibit 4(g) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2005 filed on June 19, 2006).

(h)	Joint Venture Agreement dated as of July 14, 2006 among Advanced Semiconductor Engineering, Inc. and Powerchip Semiconductor Corp. relating to the establishment of, and our investment of 60.0% in, PowerASE (incorporated by reference to Exhibit 4(r) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2006 filed on June 25, 2007, as amended).

(i)	Sale and Purchase Agreement dated January 11, 2007 among J&R Holding Limited and Seacoast Profits Limited relating to our acquisition of 100% of GAPT (incorporated by reference to Exhibit 4(s) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2006 filed on June 25, 2007, as amended).

(j)	Equity Interests Transfer Agreement dated August 6, 2007 by and among NXP B.V., NXP Semiconductors Suzhou Ltd. and J&R Holding Limited relating to our acquisition of 60% of ASEN, our joint venture with NXP Semiconductors (incorporated by reference to Exhibit 4(j) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2008 filed on June 24, 2009).

(k)	Scheme Implementation Agreement dated September 4, 2007 between Advanced Semiconductor Engineering, Inc. and ASE Test Limited relating to our acquisition of all the outstanding ordinary shares of, and the privatization of, ASE Test (incorporated by reference to Appendix A to Exhibit (a)(1) to Schedule 13E-3 (File No. 005-55723) filed by ASE Test on January 4, 2008).

(l)	Syndicated Loan Agreement in the amount of NT$24,750 million dated March 3, 2008 among Advanced Semiconductor Engineering, Inc., Citibank, N.A., Taipei Branch and the banks and banking institutions listed on Schedule I thereto relating to our acquisition of all the outstanding ordinary shares of, and the privatization of, ASE Test (incorporated by reference to Exhibit 4(l) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2008 filed on June 24, 2009).

(m)	Equity Purchase Agreement dated March 17, 2008 between Aimhigh Global Corp., TCC Steel and J&R Holding Limited in respect of Weihai Aimhigh Electronic Co. Ltd. relating to our acquisition of 100% of ASE (Weihai), Inc. (incorporated by reference to Exhibit 4(m) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2008 filed on June 24, 2009).

(n)	Syndicated Loan Agreement in the amount of US$200 million dated May 29, 2008 among Advanced Semiconductor Engineering, Inc., Citibank, N.A., Taipei Branch and the banks and banking institutions listed on Schedule I thereto relating to our acquisition of all the outstanding ordinary shares of, and the privatization of, ASE Test (incorporated by reference to Exhibit 4(n) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2008 filed on June 24, 2009).

(o)	Equity Purchase Agreement dated October 25, 2011 between PowerASE Technology, Inc. and certain shareholders of Lu-Chu Development Corporation relating to our acquisition of 72.97% of all the outstanding ordinary shares of Lu-Chu Development Corporation (incorporated by reference to Exhibit 4(o) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2011 filed on April 20, 2012).

(p)	Equity Purchase Agreement dated October 25, 2011 between PowerASE Technology, Inc. and shareholders of Lu-Chu Development Corporation listed on Schedule I thereto relating to our acquisition of 9.3% of all the outstanding ordinary shares of Lu-Chu Development Corporation (incorporated by reference to Exhibit 4(p) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2011 filed on April 20, 2012).

(q)	Equity Purchase Agreement dated November 17, 2011 between ASE Assembly & Test (Shanghai) Limited and Kunshan Ding Yao Real Estate Development Co., Ltd. relating to our acquisition of 10% equity of Shanghai Ding Hui Real Estate Development Co., Ltd. (incorporated by reference to Exhibit 4(q) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2011 filed on April 20, 2012).

(r)	Equity Purchase Agreement dated January 13, 2012 between Advanced Semiconductor Engineering, Inc. and shareholders of Yang Ting Tech Co., Ltd. listed on Schedule I thereto relating to our acquisition of 61.63% of all the outstanding ordinary shares of Yang Ting Tech Co., Ltd. (incorporated by reference to Exhibit 4(r) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2011 filed on April 20, 2012).

(s)	Equity Purchase Agreement dated January 13, 2012 between Advanced Semiconductor Engineering, Inc. and shareholders of Yang Ting Tech Co., Ltd. listed on Schedule I thereto relating to our acquisition of 38.37% of all the outstanding ordinary shares of Yang Ting Tech Co., Ltd. (incorporated by reference to Exhibit 4(s) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2011 filed on April 20, 2012).

(t)	Joint Share Exchange Agreement dated June 30, 2016 between Advanced Semiconductor Engineering, Inc. and Siliconware Precision Industries Co., Ltd. relating to our proposed acquisition of 100% of the common shares and American depositary shares of Siliconware Precision Industries Co., Ltd. (incorporated by reference to Annex A to our registration statement on Form F-4 (File No. 333-214752) filed on November 22, 2016).

8.	List of Subsidiaries

12.	(a)	Certification of Jason C.S. Chang, required by Rule 13a-14(a) of the Exchange Act.

(b)	Certification of Joseph Tung, required by Rule 13a-14(a) of the Exchange Act.

13.	Certification of the Chief Executive Officer and the Chief Financial Officer of Advanced Semiconductor Engineering, Inc. required by Rule 13a-14(b) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.	(a)	Consent of Deloitte & Touche.

(b)	Consent of PricewaterhouseCoopers.

†	Does not contain portions for which confidential treatment has been granted.

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

Date: April 21, 2017

Advanced Semiconductor Engineering, Inc. and Subsidiaries

Consolidated Financial Statements as of December 31, 2015 and 2016 and for the Years Ended December 31, 2014, 2015 and 2016 and Reports of Independent Registered Public Accounting Firms

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Advanced Semiconductor Engineering, Inc.

We have audited the accompanying consolidated balance sheets of Advanced Semiconductor Engineering, Inc. (a corporation incorporated under the laws of the Republic of China) and its subsidiaries (collectively, the “Group”) as of December 31, 2015 and 2016, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2016, all expressed in New Taiwan dollars. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the consolidated financial statements of Siliconware Precision Industries Co., Ltd. (“SPIL”), the Group’s investment in which is accounted for by use of the equity method, as of and for the year ended December 31, 2016. The accompanying consolidated financial statements of the Group included its equity investment in SPIL of NT$45,898,225 thousand (US$1,416,612 thousand) constituting 13% of the Group’s total assets as of December 31, 2016, and its share of profit in SPIL of NT$1,725,053 thousand (US$53,242 thousand) constituting 8% of the Group’s net profit for the year ended December 31, 2016. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for SPIL, is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2015 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 4 to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of the readers.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 18, 2017 expressed an unqualified opinion on the Group’s internal control over financial reporting based on our audit.

/s/ Deloitte & Touche

Taipei, Taiwan

Republic of China

April 18, 2017

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Siliconware Precision Industries Co., Ltd.

In our opinion, the consolidated balance sheets and the related consolidated statements of comprehensive income, of changes in equity and of cash flows (not presented herein) present fairly, in all material respects, the financial position of Siliconware Precision Industries Co., Ltd., and its subsidiaries at December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers, Taiwan
Taipei, Taiwan

March 23, 2017

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in Thousands)

	December 31,
	2015	December 31,
	(Adjusted)	2016
ASSETS	NT$	NT$	US$ (Note 4)

CURRENT ASSETS
Cash and cash equivalents (Notes 4 and 6)	$55,251,181	$38,392,524	$1,184,954
Financial assets at fair value through profit or loss -
current (Notes 4 and 7)	3,833,701	3,069,812	94,747
Available-for-sale financial assets - current (Notes 4
and 8)	30,344	266,696	8,231
Trade receivables, net (Notes 4 and 9)	44,931,487	51,145,557	1,578,567
Other receivables (Note 4)	429,541	665,480	20,540
Current tax assets (Notes 4 and 24)	168,717	471,752	14,560
Inventories (Notes 4 and 10)	23,258,279	21,438,062	661,669
Inventories related to real estate business (Notes 4,
11, 23 and 34)	25,713,538	24,187,515	746,528
Other financial assets - current (Notes 4,12 and 34)	301,999	558,686	17,243
Other current assets	2,814,053	2,593,575	80,049

Total current assets	156,732,840	142,789,659	4,407,088

NON-CURRENT ASSETS
Available-for-sale financial assets - non-current
(Notes 4 and 8)	924,362	1,028,338	31,739
Investments accounted for using the equity
method (Notes 4, 5 and 13)	37,122,244	49,832,993	1,538,055
Property, plant and equipment (Notes 4, 14, 23,
and 35)	149,997,075	143,880,241	4,440,748
Goodwill (Notes 4, 5 and 15)	10,506,519	10,558,878	325,891
Other intangible assets (Notes 4, 16 and 23)	1,382,093	1,560,989	48,179
Deferred tax assets (Notes 4 and 24)	5,156,515	4,536,924	140,029
Other financial assets - non-current (Notes 4, 12 and 34)	345,672	1,320,381	40,753
Long-term prepayments for lease (Note 17)	2,556,156	2,237,033	69,044
Other non-current assets	263,416	205,740	6,350

Total non-current assets	208,254,052	215,161,517	6,640,788

TOTAL	$364,986,892	$357,951,176	$11,047,876

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

 (Amounts in Thousands)

	December 31,
	2015	December 31,
	(Adjusted)	2016
LIABILITIES AND EQUITY	NT$	NT$	US$ (Note 4)

CURRENT LIABILITIES
Short-term borrowings (Note 18)	$32,635,321	$20,955,522	$646,775
Short-term bills payable (Note 18)	4,348,054	-	-
Financial liabilities at fair value through profit or
loss - current (Notes 4 and 7)	3,005,726	1,763,660	54,434
Trade payables	34,138,564	35,803,984	1,105,061
Other payables (Note 20)	19,194,818	21,522,034	664,260
Current tax liabilities (Notes 4 and 24)	6,746,022	6,846,350	211,307
Advance real estate receipts (Note 4)	2,703,706	60,550	1,869
Current portion of bonds payable (Notes 4 and 19)	14,685,866	9,658,346	298,097
Current portion of long-term borrowings (Notes 18
and 34)	2,057,465	6,567,565	202,703
Other current liabilities	3,180,767	3,791,563	117,024

Total current liabilities	122,696,309	106,969,574	3,301,530

NON-CURRENT LIABILITIES
Bonds payable (Notes 4 and 19)	23,740,384	27,341,557	843,875
Long-term borrowings (Notes 18 and 34)	42,493,668	46,547,998	1,436,667
Deferred tax liabilities (Notes 4 and 24)	4,987,549	4,856,549	149,893
Net defined benefit liabilities (Notes 4 and 21)	4,072,493	4,172,253	128,773
Other non-current liabilities	1,071,509	1,201,480	37,083

Total non-current liabilities	76,365,603	84,119,837	2,596,291

Total liabilities	199,061,912	191,089,411	5,897,821

EQUITY ATTRIBUTABLE TO OWNERS OF THE
COMPANY (Notes 4 and 22)
Share capital	79,185,660	79,568,040	2,455,804
Capital surplus	23,758,550	22,266,500	687,238
Retained earnings (Note 13)
Legal reserve	12,649,145	14,597,032	450,526
Special reserve	3,353,938	3,353,938	103,517
Unappropriated earnings	37,696,865	44,225,737	1,364,992
Total retained earnings	53,699,948	62,176,707	1,919,035
Other equity	5,080,790	(1,840,937)	(56,819)
Treasury shares	(7,292,513)	(7,292,513)	(225,078)

Equity attributable to owners of the Company	154,432,435	154,877,797	4,780,180

NON-CONTROLLING INTERESTS (Notes 4 and 22)	11,492,545	11,983,968	369,875

Total equity	165,924,980	166,861,765	5,150,055

TOTAL	$364,986,892	$357,951,176	$11,047,876

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in Thousands Except Earnings Per Share)

	For the Years Ended December 31
		2015
	2014	(Adjusted)	2016
	NT$	NT$	NT$	US$ (Note 4)

OPERATING REVENUES (Note 4)	$256,591,447	$283,302,536	$274,884,107	$8,484,077

OPERATING COSTS (Notes 10 and 23)	203,002,918	233,167,308	221,689,888	6,842,280

GROSS PROFIT	53,588,529	50,135,228	53,194,219	1,641,797

OPERATING EXPENSES (Note 23 )

Selling and marketing expenses	3,438,166	3,588,472	3,432,487	105,941
General and administrative expenses	10,214,810	10,724,568	11,662,082	359,941
Research and development expenses	10,289,684	10,937,566	11,391,147	351,578

Total operating expenses	23,942,660	25,250,606	26,485,716	817,460

OTHER OPERATING INCOME AND
EXPENSES, NET (Note 23)	228,615	(251,529)	(800,280)	(24,700)

PROFIT FROM OPERATIONS	29,874,484	24,633,093	25,908,223	799,637

NON-OPERATING INCOME AND
EXPENSES
Other income (Note 23)	529,251	815,778	589,236	18,186
Other gains and losses (Note 23)	607,299	1,748,795	2,276,544	70,264
Finance costs (Note 23)	(2,354,097)	(2,312,143)	(2,261,075)	(69,786)
Share of the profit or loss of
associates and joint ventures (Note 4)	(121,882)	126,265	1,512,213	46,673

Total non-operating income and
expenses	(1,339,429)	378,695	2,116,918	65,337

PROFIT BEFORE INCOME TAX	28,535,055	25,011,788	28,025,141	864,974

INCOME TAX EXPENSE (Notes 4 and 24)	5,665,954	4,311,073	5,390,844	166,384

PROFIT FOR THE YEAR	22,869,101	20,700,715	22,634,297	698,590

OTHER COMPREHENSIVE INCOME
(LOSS)
Items that will not be reclassified
subsequently to profit or loss:
Remeasurement of defined benefit
obligation	(28,145)	(62,911)	(417,181)	(12,876)
Share of other comprehensive loss
of associates and joint ventures	(1,031)	(37,748)	(49,794)	(1,537)

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in Thousands Except Earnings Per Share)

	For the Years Ended December 31
		2015
	2014	(Adjusted)	2016
	NT$	NT$	NT$	US$ (Note 4)
Income tax relating to items that will
not be reclassified subsequently	$23,885	$11,002	$73,637	$2,273
	(5,291)	(89,657)	(393,338)	(12,140)

Items that may be reclassified
subsequently to profit or loss:
Exchange differences on translating
foreign operations	5,405,008	(63,509)	(6,445,643)	(198,940)
Unrealized gain (loss) on available-
for-sale financial assets	(133,714)	10,451	(248,599)	(7,673)
Cash flow hedges	3,279	-	-	-
Share of other comprehensive
income (loss) of associates
and joint ventures	235,156	(4,832)	(871,679)	(26,904)
	5,509,729	(57,890)	(7,565,921)	(233,517)

Other comprehensive income (loss)
for the year, net of income tax	5,504,438	(147,547)	(7,959,259)	(245,657)

TOTAL COMPREHENSIVE INCOME
FOR THE YEAR	$28,373,539	$20,553,168	$14,675,038	$452,933

PROFIT FOR THE YEAR
ATTRIBUTABLE TO:
Owners of the Company	$22,228,602	$19,732,148	$21,361,606	$659,309
Non-controlling interests	640,499	968,567	1,272,691	39,281

	$22,869,101	$20,700,715	$22,634,297	$698,590

TOTAL COMPREHENSIVE INCOME
FOR THE YEAR ATTRIBUTABLE
TO:
Owners of the Company	$27,394,362	$19,659,081	$13,994,159	$431,917
Non-controlling interests	979,177	894,087	680,879	21,015

	$28,373,539	$20,553,168	$14,675,038	$452,932

EARNINGS PER SHARE (Note 25)
Basic	$2.89	$2.58	$2.79	$0.09
Diluted	$2.79	$2.48	$2.33	$0.07

EARNINGS PER AMERICAN
DEPOSITARY SHARE (“ADS”)
Basic	$14.46	$12.89	$13.94	$0.43
Diluted	$13.93	$12.38	$11.67	$0.36

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in Thousands)

	Equity Attributable to Owners of the Company
								Other Equity

								Exchange Differences	Unrealized Gain on
	Share Capital			Retained Earnings				on	Available-
	Shares							Translating	for-sale	Cash				Non
	(In Thousands)	Amounts	Capital Surplus	Legal Reserve	Special Reserve	Unappropriated Earnings	Total	Foreign Operations	Financial Assets	Flow Hedges	Total	Treasury Shares	Total	-controlling Interests	Total Equity

BALANCE AT JANUARY 1, 2014	7,787,827	$78,180,258	$7,921,375	$8,720,971	$3,663,930	$25,190,778	$37,575,679	$(525,521)	$426,246	$(3,279)	$(102,554)	$(1,959,107)	$121,615,651	$4,128,361	$125,744,012

Change in capital surplus from investments in
associates accounted for using the equity method	-	-	26,884	-	-	-	-	-	-	-	-	-	26,884	-	26,884

Net profit for the year ended December 31, 2014	-	-	-	-	-	22,228,602	22,228,602	-	-	-	-	-	22,228,602	640,499	22,869,101

Other comprehensive income (loss) for the year ended
December 31, 2014, net of income tax	-	-	-	-	-	(4,434)	(4,434)	5,066,383	100,532	3,279	5,170,194	-	5,165,760	338,678	5,504,438

Total comprehensive income for the year ended
December 31, 2014	-	-	-	-	-	22,224,168	22,224,168	5,066,383	100,532	3,279	5,170,194	-	27,394,362	979,177	28,373,539

Appropriation of 2013 earnings
Legal reserve	-	-	-	1,568,907	-	(1,568,907)	-	-	-	-	-	-	-	-	-
Special reserve	-	-	-	-	(309,992)	309,992	-	-	-	-	-	-	-	-	-
Cash dividends distributed by the Company	-	-	-	-	-	(10,156,005)	(10,156,005)	-	-	-	-	-	(10,156,005)	-	(10,156,005)

	-	-	-	1,568,907	(309,992)	(11,414,920)	(10,156,005)	-	-	-	-	-	(10,156,005)	-	(10,156,005)
Issue of dividends received by subsidiaries from the
Company	-	-	188,790	-	-	-	-	-	-	-	-	-	188,790	-	188,790

Partial disposal of interests in subsidiaries and
additional acquisition of partially-owned
subsidiaries (Notes 21 and 28)	-	-	6,876,866	-	-	-	-	-	-	-	-	-	6,876,866	3,067,712	9,944,578

Issue of ordinary shares under employee share options	73,898	534,921	1,000,065	-	-	-	-	-	-	-	-	-	1,534,986	120,376	1,655,362

Cash dividends distributed by subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	(85,766)	(85,766)

BALANCE AT DECEMBER 31, 2014	7,861,725	78,715,179	16,013,980	10,289,878	3,353,938	36,000,026	49,643,842	4,540,862	526,778	-	5,067,640	(1,959,107)	147,481,534	8,209,860	155,691,394

Equity component of convertible bonds issued by
the Company	-	-	214,022	-	-	-	-	-	-	-	-	-	214,022	-	214,022

Change in capital surplus from investments in
associates and joint ventures accounted for
using the equity method	-	-	150	-	-	-	-	-	-	-	-	-	150	-	150

Net profit for the year ended December 31,2015 (Adjusted)	-	-	-	-	-	19,732,148	19,732,148	-	-	-	-	-	19,732,148	968,567	20,700,715

Other comprehensive income (loss) for the year
ended December 31, 2015, net of income tax	-	-	-	-	-	(86,217)	(86,217)	(48,191)	61,341	-	13,150	-	(73,067)	(74,480)	(147,547)

Total comprehensive income (loss) for the year
ended December 31, 2015	-	-	-	-	-	19,645,931	19,645,931	(48,191)	61,341	-	13,150	-	19,659,081	894,087	20,553,168

Appropriation of 2014 earnings
Legal reserve	-	-	-	2,359,267	-	(2,359,267)	-	-	-	-	-	-	-	-	-
Cash dividends distributed by the Company	-	-	-	-	-	(15,589,825)	(15,589,825)	-	-	-	-	-	(15,589,825)	-	(15,589,825)

	-	-	-	2,359,267	-	(17,949,092)	(15,589,825)	-	-	-	-	-	(15,589,825)	-	(15,589,825)

Acquisition of treasury shares	-	-	-	-	-	-	-	-	-	-	-	(5,333,406)	(5,333,406)	-	(5,333,406)

Issue of dividends received by subsidiaries from the
Company	-	-	292,351	-	-	-	-	-	-	-	-	-	292,351	-	292,351

Partial disposal of interests in subsidiaries and
additional acquisition of partially-owned
subsidiaries (Notes 21 and 28)	-	-	7,197,510	-	-	-	-	-	-	-	-	-	7,197,510	1,712,836	8,910,346

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in Thousands)

	Equity Attributable to Owners of the Company
								Other Equity

								Exchange Differences	Unrealized Gain on
	Share Capital			Retained Earnings				on	Available-
	Shares							Translating	for-sale	Cash				Non-
	(In Thousands)	Amounts	Capital Surplus	Legal Reserve	Special Reserve	Unappropriated Earnings	Total	Foreign Operations	Financial Assets	Flow Hedges	Total	Treasury Shares	Total	controlling Interests	Total Equity

Changes in percentage of ownership interest in
subsidiaries	-	$-	$(563,815)	$-	$-	$-	$-	$-	$-	$-	$-	$-	$(563,815)	$563,815	$-

Issue of ordinary shares under employee share options	48,703	470,481	604,352	-	-	-	-	-	-	-	-	-	1,074,833	-	1,074,833

Cash dividends distributed by subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	(232,148)	(232,148)

Additional non-controlling interest arising on issue
of employee share options by subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	344,095	344,095

ADJUSTED BALANCE AT DECEMBER 31, 2015
(Note 13)	7,910,428	79,185,660	23,758,550	12,649,145	3,353,938	37,696,865	53,699,948	4,492,671	588,119	-	5,080,790	(7,292,513)	154,432,435	11,492,545	165,924,980

Change in capital surplus from investments in
associates and joint ventures accounted for using the
equity method	-	-	51,959	-	-	-	-	-	43,536	-	43,536	-	95,495	-	95,495

Net profit for the year ended December 31,2016	-	-	-	-	-	21,361,606	21,361,606	-	-	-	-	-	21,361,606	1,272,691	22,634,297

Other comprehensive income (loss) for the year
ended December 31, 2016, net of income tax	-	-	-	-	-	(402,184)	(402,184)	(6,136,294)	(828,969)	-	(6,965,263)	-	(7,367,447)	(591,812)	(7,959,259)

Total comprehensive income (loss) for the year
ended December 31, 2016	-	-	-	-	-	20,959,422	20,959,422	(6,136,294)	(828,969)	-	(6,965,263)	-	13,994,159	680,879	14,675,038

Appropriation of 2015 earnings
Legal reserve	-	-	-	1,947,887	-	(1,947,887)	-	-	-	-	-	-	-	-	-
Cash dividends distributed by the Company	-	-	-	-	-	(12,476,779)	(12,476,779)	-	-	-	-	-	(12,476,779)	-	(12,476,779)

	-	-	-	1,947,887	-	(14,424,666)	(12,476,779)	-	-	-	-	-	(12,476,779)	-	(12,476,779)

Issue of dividends received by subsidiaries from the
Company	-	-	233,013	-	-	-	-	-	-	-	-	-	233,013	-	233,013

Actual disposal or acquisition of interest in subsidiaries
(Note 28)	-	-	(20,552)	-	-	(5,884)	(5,884)	-	-	-	-	-	(26,436)	26,436	-

Changes in percentage of ownership interest in
subsidiaries (Note 28)	-	-	(1,912,887)	-	-	-	-	-	-	-	-	-	(1,912,887)	(912,886)	(2,825,773)

Issue of ordinary shares under employee share options	35,756	382,380	600,737	-	-	-	-	-	-	-	-	-	983,117	-	983,117

Non-controlling interest arising from acquisition of
subsidiaries (Note 27)	-	-	-	-	-	-	-	-	-	-	-	-	-	7,021	7,021

Cash dividends distributed by subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	(237,850)	(237,850)

Additional non-controlling interest arising on issue
of employee share options by subsidiaries	-	-	(444,320)	-	-	-	-	-	-	-	-	-	(444,320)	927,823	483,503

BALANCE AT DECEMBER 31, 2016	7,946,184	$79,568,040	$22,266,500	$14,597,032	$3,353,938	$44,225,737	$62,176,707	$(1,643,623)	$(197,314)	$-	$(1,840,937)	$(7,292,513)	$154,877,797	$11,983,968	$166,861,765

US DOLLARS (Note 4)
BALANCE AT DECEMBER 31, 2016	7,946,184	$2,455,804	$687,238	$450,526	$103,517	$1,364,992	$1,919,035	$(50,729)	$(6,090)	$-	$(56,819)	$(225,078)	$4,780,180	$369,875	$5,150,055

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Thousands)

	For the Years Ended December 31
		2015
	2014	(Adjusted)	2016
	NT$	NT$	NT$	US$ (Note 4)

CASH FLOWS FROM OPERATING
ACTIVITIES
Profit before income tax	$28,535,055	$25,011,788	$28,025,141	$864,974
Adjustments for:
Depreciation expense	25,805,042	28,938,770	28,961,614	893,877
Amortization expense	545,734	579,894	460,690	14,219
Net gains on fair value change of
financial assets and liabilities at fair
value through profit or loss	(1,838,840)	(2,472,835)	(447,559)	(13,814)
Interest expense	2,324,426	2,268,786	2,261,075	69,786
Interest income	(243,474)	(242,084)	(230,067)	(7,101)
Dividend income	(101,252)	(396,973)	(26,411)	(815)
Compensation cost of employee share
options	110,157	133,496	470,788	14,530
Share of loss (profit) of associates and
joint ventures	121,882	(126,265)	(1,512,213)	(46,673)
Impairment loss recognized on
financial assets	28,421	8,232	91,886	2,836
Reversal of impairment loss on
financial assets	-	-	(28,022)	(865)
Impairment loss recognized on non-
financial assets	899,480	610,140	1,340,011	41,359
Reversal of compensation cost for
the settlement of legal claims	(91,305)	-	-	-
Net loss (gain) on foreign currency exchange	1,404,234	1,358,777	(407,160)	(12,567)
Others	404,443	1,411,599	1,031,422	31,834
Changes in operating assets and
liabilities
Financial assets held for trading	823,313	4,162,522	1,052,111	32,473
Trade receivables	(9,703,070)	7,982,736	(6,184,873)	(190,891)
Other receivables	(8,625)	55,112	(211,755)	(6,536)
Inventories	(8,208,824)	(5,128,726)	3,156,759	97,431
Other current assets	102,353	407,017	(24,517)	(757)
Financial liabilities held for trading	(835,779)	(1,725,606)	(2,952,116)	(91,115)
Trade payables	6,422,305	(1,272,717)	1,665,420	51,402
Other payables	3,045,452	(814,809)	1,380,205	42,599
Advance real estate receipts	-	2,223,381	(2,643,156)	(81,579)
Other current liabilities	703,764	321,931	295,557	9,122
Other operating activities items	(187,727)	(247,024)	(407,143)	(12,566)
	50,057,165	63,047,142	55,117,687	1,701,163
Interest received	233,457	253,289	228,509	7,053
Dividend received	101,252	499,918	4,043,644	124,804
Interest paid	(2,065,244)	(2,067,955)	(2,043,870)	(63,082)
Income tax paid	(2,463,153)	(4,184,089)	(5,238,103)	(161,670)

Net cash generated from operating
activities	45,863,477	57,548,305	52,107,867	1,608,268

CASH FLOWS FROM INVESTING
ACTIVITIES
Purchase of financial assets designated
as at fair value through profit or loss	(108,958,658)	(100,842,813)	(64,853,336)	(2,001,646)
Proceeds on sale of financial assets
designated as at fair value through
profit or loss	109,825,159	102,139,161	66,472,870	2,051,632
Purchase of available-for-sale financial
assets	(3,565,428)	(1,273,510)	(1,590,928)	(49,103)

 (Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Thousands)

	For the Years Ended December 31
		2015
	2014	(Adjusted)	2016
	NT$	NT$	NT$	US$ (Note 4)

Proceeds on sale of available-for-sale
financial assets	$4,388,130	$2,761,145	$867,336	$26,770
Cash received from return of capital by
available-for-sale financial assets	20,411	44,511	28,927	893
Acquisition of associates and joint
ventures	(100,000)	(35,673,097)	(16,041,463)	(495,106)
Net cash outflow on acquisition of
subsidiaries	-	-	(73,437)	(2,267)
Payments for property, plant and
equipment	(39,598,964)	(30,280,124)	(26,714,163)	(824,511)
Proceeds from disposal of property,
plant and equipment	421,207	243,031	670,200	20,685
Payments for intangible assets	(396,466)	(491,135)	(513,893)	(15,861)
Proceeds from disposal of intangible assets	-	-	25,646	792
Decrease (increase) in other financial assets	(372,569)	358,266	(1,231,186)	(38,000)
Increase in other non-current assets	(480,711)	(336,864)	(206,031)	(6,359)

Net cash used in investing activities	(38,817,889)	(63,351,429)	(43,159,458)	(1,332,081)

CASH FLOWS FROM FINANCING
ACTIVITIES
Net repayment of short-term borrowings	(3,442,162)	(8,532,792)	(10,640,229)	(328,402)
Net proceeds from (repayment of)
short-term bills payable	-	4,348,054	(4,348,054)	(134,199)
Proceeds from issue of bonds	8,888,562	6,136,425	9,000,000	277,778
Repayment of bonds payable	(729,790)	-	(10,365,135)	(319,912)
Proceeds from long-term borrowings	32,030,868	39,887,570	62,282,917	1,922,312
Repayment of long-term borrowings	(40,978,403)	(22,926,660)	(52,924,902)	(1,633,485)
Dividends paid	(9,967,215)	(15,297,474)	(12,243,766)	(377,894)
Proceeds from exercise of employee
share options	1,498,343	1,285,102	995,832	30,736
Payments for acquisition of treasury
shares	-	(5,333,406)	-	-
Proceeds from partial disposal of
interests in subsidiaries	9,991,439	8,910,346	-	-
Decrease in non-controlling interests	(85,766)	(232,148)	(3,063,623)	(94,556)
Other financing activities items	(2,879)	391,322	219,940	6,788

Net cash generated from (used in)
financing activities	(2,797,003)	8,636,339	(21,087,020)	(650,834)

EFFECTS OF EXCHANGE RATE
CHANGES ON THE BALANCE OF
CASH AND CASH EQUIVALENTS
HELD IN FOREIGN CURRENCY	2,419,454	723,556	(4,720,046)	(145,682)

NET INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS	6,668,039	3,556,771	(16,858,657)	(520,329)

CASH AND CASH EQUIVALENTS AT
THE BEGINNING OF THE YEAR	45,026,371	51,694,410	55,251,181	1,705,283

CASH AND CASH EQUIVALENTS AT
THE END OF THE YEAR	$51,694,410	$55,251,181	$38,392,524	$1,184,954

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Thousands, Unless Stated Otherwise)

1.	GENERAL INFORMATION

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

The consolidated financial statements are presented in the Company’s functional currency, New Taiwan dollar (NT$).

2.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were authorized for issue by the management on April 13, 2017.

3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD (“IASB”) ( collectively, “IFRSs”)

a.	Amendments to IFRSs and new interpretations that are mandatorily effective for the current year

In the current year, the Group has applied the following new, revised or amended standards and interpretations that have been issued and effective:

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note 1)

Amendments to IFRSs	Annual Improvements to IFRSs: 2012-2014 Cycle	January 1, 2016 (Note 2)
Amendments to IFRS 10, IFRS 12 and International Accounting Standard (“IAS”) 28	Investment Entities: Applying the Consolidation Exception	January 1, 2016
Amendments to IFRS 11	Accounting for Acquisitions of Interests in Joint Operations	January 1, 2016

(Continued)

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note 1)

Amendments to IAS 1	Disclosure Initiative	January 1, 2016
Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortization	January 1, 2016

(Concluded)

Note 1:	The aforementioned new, revised or amended standards and interpretations are effective for annual period beginning on or after the effective dates, unless specified otherwise.

Note 2:	The amendment to IFRS 5 is applied prospectively to changes in a method of disposal that occur in annual periods beginning on or after January 1, 2016; the remaining amendments are applied retrospectively for annual periods beginning on or after January 1, 2016.

The Group believes that the adoption of the aforementioned new, revised or amended standards and interpretations did not have a significant effect on the Group’s accounting policies.

b.	New, revised or amended standards and interpretations in issue but not yet effective

The Group has not applied the following new, revised or amended standards and interpretations that have been issued but are not yet effective:

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note 1)

Amendments to IFRSs	Annual Improvements to IFRSs 2014-2016 Cycle	Note 2
Amendments to IFRS 2	Classification and Measurement of Share-based Payment Transactions	January 1, 2018
Amendments to IFRS 4	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts	January 1, 2018
IFRS 9	Financial Instruments	January 1, 2018
Amendments to IFRS 9 and IFRS 7	Mandatory Effective Date of IFRS 9 and Transition Disclosures	January 1, 2018
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined by the IASB
IFRS 15	Revenue from Contracts with Customers	January 1, 2018
Amendments to IFRS 15	Clarifications to IFRS 15	January 1, 2018
IFRS 16	Leases	January 1, 2019
Amendments to IAS 7	Disclosure Initiative	January 1, 2017
Amendments to IAS 12	Recognition of Deferred Tax Assets for Unrealized Losses	January 1, 2017
Amendments to IAS 40	Transfers of investment property	January 1, 2018
IFRIC 22	Foreign Currency Transactions and Advance Consideration	January 1, 2018

Note 1:	The aforementioned new, revised or amended standards and interpretations are effective for annual period beginning on or after the effective dates, unless specified otherwise.

Note 2:	The amendment to IFRS 12 is retrospectively applied for annual periods beginning on or after January 1, 2017; the amendment to IAS 28 is retrospectively applied for annual periods beginning on or after January 1, 2018.

c.	Significant changes in accounting policy resulted from new, revised and amended standards and interpretations in issue but not yet effective

Except for the following, the Group believes that the adoption of the aforementioned new, revised or amended standards and interpretations will not have a significant effect on the Group’s accounting policies. As of the date that the accompanying consolidated financial statements were authorized for issue, the Group continues in evaluating the impact on its financial position and operating results as a result of the initial adoption of the below standards and interpretations. The related impact will be disclosed when the Group completes the evaluation.

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

Transition

Financial instruments that have been derecognized prior to the effective date of IFRS 9 cannot be reversed to apply IFRS 9 when it becomes effective. Under IFRS 9, the requirements for classification, measurement and impairment of financial assets are applied retrospectively with the difference between the previous carrying amount and the carrying amount at the date of initial application recognized in the current period and restatement of prior periods is not required. The requirements for general hedge accounting shall be applied prospectively and the accounting for hedging options shall be applied retrospectively.

Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”

The amendments stipulated that, when the Group sells or contributes assets that constitute a business (as defined in IFRS 3) to an associate or joint venture, the gain or loss resulting from the transaction is recognized in full. Also, when the Group loses control over a subsidiary that contains a business but retains significant influence or joint control, the gain or loss resulting from the transaction is recognized in full.

Conversely, when the Group sells or contributes assets that do not constitute a business to an associate or joint venture, the gain or loss resulting from the transaction is recognized only to the extent of the unrelated investors’ interest in the associate or joint venture, i.e. the Group’s share of the gain or loss is eliminated. Also, when the Group loses control over a subsidiary that does not contain a business but retains significant influence or joint control in an associate or a joint venture, the gain or loss resulting from the transaction is recognized only to the extent of the unrelated investors’ interest in the associate or joint venture, i.e. the Group’s share of the gain or loss is eliminated.

IFRS 15 “Revenue from Contracts with Customers” and related amendments

IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers, and will supersede IAS 18 “Revenue”, IAS 11 “Construction Contracts” and a number of revenue-related interpretations from January 1, 2018.

When applying IFRS 15, an entity shall recognize revenue by applying the following steps:

●	Identify the contract with the customer;

●	Identify the performance obligations in the contract;

●	Determine the transaction price;

●	Allocate the transaction price to the performance obligations in the contracts; and

●	Recognize revenue when the entity satisfies a performance obligation.

In identifying performance obligations, IFRS 15 and related amendment require that a good or service is distinct if it is capable of being distinct (for example, the Group regularly sells it separately) and the promise to transfer it is distinct within the context of the contract (i.e. the nature of the promise in the contract is to transfer each of those goods or services individually rather than to transfer combined items).

When IFRS 15 and related amendment are effective, the Group may elect to apply this standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application.

As of the date the consolidated financial reports were authorized for issue by the management, the Group is still in the process of evaluating the effects on the adoption and the transition method while adopting IFRS 15 starting 2018.

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

1)	Principles for preparing consolidated financial statements

The consolidated financial statements incorporate the financial statements of the Company and the entities controlled by the Company (i.e. its subsidiaries). Control is achieved when the Group:

●	has power over the investee;

●	is exposed, or has rights, to variable returns from its involvement with the investee; and

●	has the ability to use its power to affect its returns.

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

When the Group has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Group considers all relevant facts and circumstances in assessing whether or not the Group's voting rights in an investee are sufficient to give it power, including:

●	the size of the Group's holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

●	potential voting rights held by the Group, other vote holders or other parties;

●	rights arising from other contractual arrangements; and

●	any additional facts and circumstances that indicate that the Group has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders' meetings.

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

2)	Subsidiaries included in consolidated financial statements were as follows:

			Percentage of Ownership (%)
		Establishment and	December 31
Name of Investee	Main Businesses	Operating Location	2015	2016

A.S.E. Holding Limited	Holding company	Bermuda	100.0	100.0
J & R Holding Limited (“J&R Holding”)	Holding company	Bermuda	100.0	100.0
Innosource Limited	Holding company	British Virgin Islands	100.0	100.0
Omniquest Industrial Limited	Holding company	British Virgin Islands	100.0	100.0
ASE Marketing & Service Japan Co., Ltd.	Engaged in marketing and sales services	Japan	100.0	100.0
ASE Test, Inc.	Engaged in the testing of semiconductors	Kaohsiung, ROC	100.0	100.0
USI Inc. (“USIINC”)	Engaged in investing activity	Nantou, ROC	99.2	99.2
Luchu Development Corporation (“Luchu”)	Engaged in the development of real estate properties	Taipei, ROC	86.1	86.1

(Continued)

			Percentage of Ownership (%)
		Establishment and	December 31
Name of Investee	Main Businesses	Operating Location	2015	2016

TLJ Intertech Inc. (“TLJ”)	Engaged in information software service and 60% shareholdings were acquired by ASE Test, Inc. in May 2016	Taipei, ROC	-	60.0
Alto Enterprises Limited	Holding company	British Virgin Islands	100.0	100.0
Super Zone Holdings Limited	Holding company	Hong Kong	100.0	100.0
ASE (Kun Shan) Inc.	Engaged in the packaging and testing of semiconductors	Kun Shan, China	100.0	100.0
ASE Investment (Kun Shan) Limited	Holding company	Kun Shan, China	100.0	100.0
Advanced Semiconductor Engineering (China) Ltd.	Will engage in the packaging and testing of semiconductors	Shanghai, China	100.0	100.0
ASE Investment (Labuan) Inc.	Holding company	Malaysia	100.0	100.0
ASE Test Limited (“ASE Test”)	Holding company	Singapore	100.0	100.0
ASE (Korea) Inc. (“ASE Korea”)	Engaged in the packaging and testing of semiconductors	Korea	100.0	100.0
J&R Industrial Inc.	Engaged in leasing equipment and investing activity	Kaohsiung, ROC	100.0	100.0
ASE Japan Co., Ltd. (“ASE Japan”)	Engaged in the packaging and testing of semiconductors	Japan	100.0	100.0
ASE (U.S.) Inc.	After-sales service and sales support	U.S.A.	100.0	100.0
Global Advanced Packaging Technology Limited	Holding company	British Cayman Islands	100.0	100.0
ASE WeiHai Inc.	Engaged in the packaging and testing of semiconductors	Shandong, China	100.0	100.0
Suzhou ASEN Semiconductors Co., Ltd.	Engaged in the packaging and testing of semiconductors	Suzhou, China	60.0	60.0
Anstock Limited	Engaged in financing activity	British Cayman Islands	100.0	100.0
Anstock II Limited	Engaged in financing activity	British Cayman Islands	100.0	100.0
ASE Module (Shanghai) Inc.	In the process of liquidation	Shanghai, China	100.0	100.0
ASE (Shanghai) Inc.	Engaged in the production of substrates	Shanghai, China	100.0	100.0
ASE Corporation	Holding company	British Cayman Islands	100.0	100.0
ASE Mauritius Inc.	Holding company	Mauritius	100.0	100.0
ASE Labuan Inc.	Holding company	Malaysia	100.0	100.0
Shanghai Ding Hui Real Estate Development Co., Ltd.	Engaged in the development, construction and sale of real estate properties	Shanghai, China	100.0	100.0
Shanghai Ding Qi Property Management Co., Ltd.	Engaged in the management of real estate properties	Shanghai, China	100.0	100.0

(Continued)

			Percentage of Ownership (%)
		Establishment and	December 31
Name of Investee	Main Businesses	Operating Location	2015	2016

Advanced Semiconductor Engineering (HK) Limited	Engaged in the trading of substrates	Hong Kong	100.0	100.0
Shanghai Ding Wei Real Estate Development Co., Ltd.	Engaged in the development, construction and leasing of real estate properties	Shanghai, China	100.0	100.0
Shanghai Ding Yu Real Estate Development Co., Ltd.	Engaged in the development, construction and leasing of real estate properties	Shanghai, China	100.0	100.0
Shanghai Ding Fan Department Store Co., Ltd.	Will engaged in department store business and was established in July 2016	Shanghai, China	-	100.0
Kun Shan Ding Yue Real Estate Development Co., Ltd.	Engaged in the development, construction and leasing of real estate properties	Kun Shan, China	100.0	100.0
Kun Shan Ding Hong Real Estate Development Co., Ltd.	Engaged in the development, construction and leasing of real estate properties	Kun Shan, China	100.0	100.0
ASE Electronics Inc.	Engaged in the production of substrates	Kaohsiung, ROC	100.0	100.0
ASE Test Holdings, Ltd.	Holding company	British Cayman Islands	100.0	100.0
ASE Holdings (Singapore) Pte. Ltd.	Holding company	Singapore	100.0	100.0
ASE Singapore Pte. Ltd.	Engaged in the packaging and testing of semiconductors	Singapore	100.0	100.0
ISE Labs, Inc.	Engaged in the testing of semiconductors	U.S.A.	100.0	100.0
ASE Electronics (M) Sdn. Bhd.	Engaged in the packaging and testing of semiconductors	Malaysia	100.0	100.0
ASE Assembly & Test (Shanghai) Limited	Engaged in the packaging and testing of semiconductors	Shanghai, China	100.0	100.0
ASE Trading (Shanghai) Ltd.	Engaged in trading activity	Shanghai, China	100.0	100.0
Wuxi Tongzhi Microelectronics Co., Ltd.	Engaged in the packaging and testing of semiconductors	Wuxi, China	100.0	100.0
Huntington Holdings International Co., Ltd.	Holding company	British Virgin Islands	99.2	99.2
Unitech Holdings International Co., Ltd.	Holding company	British Virgin Islands	99.2	99.2
Real Tech Holdings Limited	Holding company	British Virgin Islands	99.2	99.2
Universal ABIT Holding Co., Ltd.	In the process of liquidation	British Cayman Islands	99.2	99.2
Rising Capital Investment Limited	Holding company	British Virgin Islands	99.2	99.2
Rise Accord Limited	Holding company	British Virgin Islands	99.2	99.2

(Continued)

			Percentage of Ownership (%)
		Establishment and	December 31
Name of Investee	Main Businesses	Operating Location	2015	2016

Universal Scientific Industrial (Kunshan) Co., Ltd.	Engaged in the manufacturing and sale of computer assistance system and related peripherals	Kun Shan, China	99.2	99.2
USI Enterprise Limited (“USIE”)	Engaged in the services of investment advisory and warehousing management	Hong Kong	96.7	97.0
USISH	Engaged in the designing, manufacturing and sale of electronic components	Shanghai, China	75.7	75.9
Universal Global Technology Co., Limited	Holding company	Hong Kong	75.7	75.9
Universal Global Technology (Kunshan) Co., Ltd.	Engaged in the designing and manufacturing of electronic components	Kun Shan, China	75.7	75.9
Universal Global Technology (Shanghai) Co., Ltd.	Engaged in the processing and sales of computer and communication peripherals as well as business in import and export of goods and technology	Shanghai, China	75.7	75.9
Universal Global Electronics (Shanghai) Co., Ltd.	Engaged in the sale of electronic components and telecommunications equipment	Shanghai, China	75.7	75.9
Universal Global Industrial Co., Limited	Engaged in manufacturing, trading and investing activity	Hong Kong	75.7	75.9
Universal Global Scientific Industrial Co., Ltd. (“UGTW”)	Engaged in the manufacturing of components of telecomm and cars and provision of related R&D services	Nantou, ROC	75.7	75.9
USI America Inc.	Engaged in the manufacturing and processing of motherboards and wireless network communication and provision of related technical service. The name was changed from USI Manufacturing Service Inc. to USI America Inc. in May 2015	U.S.A.	75.7	75.9
Universal Scientific Industrial De Mexico S.A. De C.V.	Engaged in the assembling of motherboards and computer components	Mexico	75.7	75.9

(Continued)

			Percentage of Ownership (%)
		Establishment and	December 31
Name of Investee	Main Businesses	Operating Location	2015	2016

USI Japan Co., Ltd.	Engaged in the manufacturing and sale of computer peripherals, integrated chip and other related accessories	Japan	75.7	75.9
USI Electronics (Shenzhen) Co., Ltd.	Engaged in the design, manufacturing and sale of motherboards and computer peripherals	Shenzhen, China	75.7	75.9
Universal Scientific Industrial Co., Ltd. (“USI”)	Engaged in the manufacturing, processing and sale of computers, computer peripherals and related accessories	Nantou, ROC	99.0	75.2

(Concluded)

e.	Business Combinations

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

Fair value is determined in the manner described in Note 32.

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

Financial liabilities at FVTPL are stated at fair value, with any gain or loss arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest or dividend paid on the financial liability. Fair value is determined in the manner described in Note 32.

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

Revenue from the sale of goods and real estate properties is recognized when the goods and real estate properties are delivered and titles have passed, at the time all the following conditions are satisfied:

●	The Group has transferred to the buyer the significant risks and rewards of ownership of the goods and real estate properties;

●	The Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods and real estate properties sold;

●	The amount of revenue can be reliably measured;

●	It is probable that the economic benefits associated with the transaction will flow to the Group; and

●	The costs incurred or to be incurred in respect of the transaction can be reliably measured.

2)	Rendering of services

Service income is recognized when services are rendered.

3)	Dividend and interest income

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

A translation of the consolidated financial statements into U.S. dollars is included solely for the convenience of the readers, and has been translated from New Taiwan dollar (NT$) at the exchange rate as set forth in the statistical release by the U.S. Federal Reserve Board of the United States, which was NT$32.4 to US$1.00 as of December 31, 2016. The translation should not be construed as a representation that the NT$ amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

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

Acquisition of material associate

For the associate accounted for using the equity method, the Group recognized goodwill which is included within the carrying amount of the investment as of each investment date as the excess of cost of investments over the Group’s share of the net fair value of the associate’s identifiable assets acquired and the liabilities assumed at the respective investment dates. It involves critical accounting judgment and estimates when determining aforementioned fair values. The management engaged independent external appraiser to identify and evaluate the associate’s identifiable tangible assets, intangible assets and liabilities. The scope of such evaluation includes assumptions as current replacement cost of tangible assets, the categories of intangible assets and their expected economic benefits, growth rates and discount rates used in cash flow analysis. The amounts of differences between fair value of identified tangible and intangible assets and the carrying amount at each respective investment dates are depreciated or amortized over their remaining useful lives or expected future economic benefit lives. The management considered that the related evaluation and assumption has appropriately reflected the fair value of identifiable assets acquired and liabilities assumed.

6.	CASH AND CASH EQUIVALENTS

	December 31
	2015	2016
	NT$	NT$	US$ (Note 4)

Cash on hand	$8,806	$6,856	$212
Checking accounts and demand deposits	50,291,823	28,823,763	889,622
Cash equivalent	4,950,552	9,561,905	295,120

	$55,251,181	$38,392,524	$1,184,954

Cash equivalents include time deposits that are of a short maturity of three months or less from the date of acquisitions, and are highly liquid, readily convertible to known amounts in cash and the risk of changes in values is insignificant. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investments or other purposes.

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2015	2016
	NT$	NT$	US$ (Note 4)

Financial assets designated as at FVTPL

Private-placement convertible bonds	$100,500	$100,583	$3,104
Structured time deposits	1,646,357	-	-

	1,746,857	100,583	3,104

Financial assets held for trading

Quoted shares	37,058	1,855,073	57,255
Open-end mutual funds	573,242	584,945	18,054
Swap contracts	1,452,611	462,339	14,270
Forward exchange contracts	18,913	66,872	2,064
Foreign currency option contracts	5,020	-	-
	2,086,844	2,969,229	91,643

	$3,833,701	$3,069,812	$94,747

Financial liabilities held for trading

Conversion option, redemption option and put option of convertible bonds (Note 19)	$2,632,565	$1,213,890	$37,466
Swap contracts	290,176	422,934	13,054
Forward exchange contracts	69,207	108,912	3,361
Foreign currency option contracts	13,659	17,924	553
Interest rate swap contracts	119	-	-

	$3,005,726	$1,763,660	$54,434

The Group invested in structured time deposits and in private-placement convertible bonds, and all included embedded derivative instruments which are not closely related to the host contracts. The Group designated the entire contracts as financial assets at FVTPL on initial recognition.

At each balance sheet date, the outstanding swap contracts not accounted for hedge accounting were as follows:

		Notional Amount
Currency	Maturity Period	(In Thousands)

December 31, 2015

Sell NT$/Buy US$	2016.01~2016.12	NT$57,554,138/US$1,802,834
Sell US$/Buy CNY	2016.01~2016.03	US$353,881/CNY2,255,872
Sell US$/Buy JPY	2016.03	US$67,125/JPY8,240,000
Sell US$/Buy NT$	2016.01	US$91,750/NT$3,005,494

December 31, 2016

Sell NT$/Buy US$	2017.01~2017.12	NT$59,797,499/US$1,871,000
Sell US$/Buy CNY	2017.03	US$49,904/CNY349,800
Sell US$/Buy JPY	2017.02	US$77,153/JPY8,600,000
Sell US$/Buy NT$	2017.01	US$61,000/NT$1,958,908

At each balance sheet date, the outstanding forward exchange contracts not accounted for hedge accounting were as follow:

Notional Amount
Currency	Maturity Period	(In Thousands)

December 31, 2015

Sell NT$/Buy US$	2016.02	NT$325,400/US$10,000
Sell US$/Buy CNY	2016.01~2016.03	US$121,000/CNY780,252
Sell US$/Buy JPY	2016.01	US$14,000/JPY1,713,388
Sell US$/Buy KRW	2016.01	US$8,000/KRW9,420,350
Sell US$/Buy MYR	2016.01~2016.02	US$6,000/MYR25,525
Sell US$/Buy NT$	2016.01~2016.03	US$155,000/NT$5,088,230
Sell US$/Buy SGD	2016.01~2016.02	US$11,400/SGD16,079

December 31, 2016

Sell NT$/Buy US$	2017.01~2017.02	NT$2,842,330/US$90,000
Sell US$/Buy CNY	2017.01~2017.02	US$70,000/CNY484,805
Sell US$/Buy JPY	2017.01~2017.02	US$43,877/JPY5,063,820
Sell US$/Buy KRW	2017.01	US$35,000/KRW41,012,700
Sell US$/Buy MYR	2017.01~2017.02	US$19,000/MYR84,544
Sell US$/Buy NT$	2017.01~2017.03	US$190,000/NT$6,099,400
Sell US$/Buy SGD	2017.01~2017.03	US$12,900/SGD18,080
Sell US$/Buy EUR	2017.01	US$281/EUR270

At each balance sheet date, the outstanding foreign currency option contracts not accounted for hedge accounting were as follows:

Notional Amount
Currency	Maturity Period	(In Thousands)

December 31, 2015

Buy US$ Call/CNY Put	2017.08 (Note)	US$2,000/CNY13,800
Buy US$ Put/CNY Call	2016.03	US$20,000/CNY131,600
Sell US$ Put/CNY Call	2017.08 (Note)	US$1,000/CNY6,900

December 31, 2016

Buy US$ Call/CNY Put	2017.08 (Note)	US$2,000/CNY13,800
Sell US$ Put/CNY Call	2017.08 (Note)	US$1,000/CNY6,900

Note:	The contracts will be settled once a month and the counterparty has the right to early terminate the contracts, or the contracts will be early terminated or both parties will have no obligation to settle the contracts when the specific criteria is met.

At each balance sheet date, the outstanding interest rate swap contracts not accounted for hedge accounting were as follows:

Maturity Period	Notional Amounts (In Thousands)	Range of Interest Rates Paid	Range of Interest Rates Received

December 31, 2015

2016.10	NT$1,000,000	4.6% (Fixed)	0.0%~5.0% (Floating)

8.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31
	2015	2016
	NT$	NT$	US$ (Note 4)

Unquoted ordinary shares	$249,217	$553,350	$17,078
Limited partnership	476,612	273,372	8,437
Open-end mutual funds	16,037	243,458	7,514
Quoted ordinary shares	197,580	146,786	4,531
Unquoted preferred shares	15,260	78,068	2,410
	954,706	1,295,034	39,970
Current	30,344	266,696	8,231

Non-current	$924,362	$1,028,338	$31,739

9.	TRADE RECEIVABLES, NET

	December 31
	2015	2016
	NT$	NT$	US$ (Note 4)

Trade receivables	$45,014,393	$51,199,266	$1,580,225
Less: Allowance for doubtful debts	82,906	53,709	1,658

Trade receivables, net	$44,931,487	$51,145,557	$1,578,567

a.	Trade receivables

The Group’s average credit terms were 30 to 90 days. Allowance for doubtful debts is assessed by reference to the collectability of receivables by evaluating the account aging, historical experience and current financial condition of customers.

As of December 31, 2015 and 2016, except that the Group’s five largest customers accounted for 26% and 30% of accounts receivable, respectively, the concentration of credit risk is insignificant for the remaining accounts receivable.

Aging of receivables based on the past due date

	December 31
	2015	2016
	NT$	NT$	US$ (Note 4)

Not past due	$40,409,227	$45,959,876	$1,418,515
1 to 30 days	3,901,300	4,467,435	137,884
31 to 90 days	495,664	700,122	21,609
More than 91 days	208,202	71,833	2,217

Total	$45,014,393	$51,199,266	$1,580,225

Aging of receivables that were past due but not impaired

	December 31
	2015	2016
	NT$	NT$	US$ (Note 4)

1 to 30 days	$3,086,796	$4,449,479	$137,330
31 to 90 days	344,265	596,647	18,415

Total	$3,431,061	$5,046,126	$155,745

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

Movement of the allowance for doubtful trade receivables

	Impaired Individually	Impaired Collectively	Total
	NT$	NT$	NT$

Balance at January 1, 2014	$26,885	$41,235	$68,120
Impairment losses recognized	2,875	15,156	18,031
Amount written off during the period as uncollectible	(891)	(917)	(1,808)
Effect of foreign currency exchange	(564)	366	(198)

Balance at December 31, 2014	$28,305	$55,840	$84,145

Balance at January 1, 2015	$28,305	$55,840	$84,145
Impairment losses recognized (reversed)	18,816	(10,584)	8,232
Amount written off during the period as uncollectible	(7,617)	(209)	(7,826)
Effect of foreign currency exchange	(458)	(1,187)	(1,645)

Balance at December 31, 2015	$39,046	$43,860	$82,906

Balance at January 1, 2016	$39,046	$43,860	$82,906
Impairment losses reversed	(21,501)	(6,521)	(28,022)
Effect of foreign currency exchange	(1,092)	(83)	(1,175)

Balance at December 31, 2016	$16,453	$37,256	$53,709

	Impaired Individually	Impaired Collectively	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Balance at January 1, 2016	$1,205	$1,354	$2,559
Impairment losses reversed	(664)	(201)	(865)
Effect of foreign currency exchange	(33)	(3)	(36)

Balance at December 31, 2016	$508	$1,150	$1,658

b.	Transfers of financial assets

Factored trade receivables of the Company were as follows:

Counterparties	Receivables Sold (In Thousands)	Amounts Collected (In Thousands)	Advances Received At Year-end (In Thousands)	Interest Rates on Advances Received (%)	Credit Line (In Thousands)

Year ended December 31, 2015
Citi bank	US$ 78,804	US$ 36,955	US$ 41,849	1.30	US$ 92,000

Year ended December 31, 2016
Citi bank	US$ -	US$ 41,849	US$ -	-	US$ 66,000

Pursuant to the factoring agreement, losses from commercial disputes (such as sales returns and discounts) should be borne by the Company, while losses from credit risk should be borne by the banks. The Company also issued promissory notes to the banks for commercial disputes which remained undrawn since. The promissory notes amounted to US$5,000 thousand and US$2,000 thousand as of December 31, 2015 and 2016, respectively. As of December 31, 2016, there was no significant loss from commercial disputes in the past and the Company does not expect any significant commercial dispute loss in the foreseeable future.

10.	INVENTORIES

	December 31
	2015	2016
	NT$	NT$	US$ (Note 4)

Finished goods	$10,012,182	$6,519,465	$201,218
Work in process	1,692,346	2,822,687	87,120
Raw materials	9,672,894	10,850,062	334,879
Supplies	852,251	795,093	24,540
Raw materials and supplies in transit	1,028,606	450,755	13,912

	$23,258,279	$21,438,062	$661,669

The cost of inventories recognized as operating costs for the years ended December 31, 2014, 2015 and 2016 were NT$202,960,428 thousand, NT$233,165,722 thousand and NT$219,623,236 thousand (US$6,778,495 thousand), respectively, which included write-downs of inventories at NT$601,726 thousand, NT$352,011 thousand and NT$451,780 thousand (US$13,944 thousand), respectively.

11.	INVENTORIES RELATED TO REAL ESTATE BUSINESS

	December 31
	2015	2016
	NT$	NT$	US$ (Note 4)

Land and buildings held for sale	$5,431	$263,526	$8,134
Construction in progress (Note 17)	23,956,678	22,236,464	686,310
Land held for construction	1,751,429	1,687,525	52,084

	$25,713,538	$24,187,515	$746,528

Land and buildings held for sale located in Kun Shan Qiandeng and Shanghai Zhangjiang, China were completed and successively sold. Construction in progress is mainly located on Caobao Road and Hutai Road in Shanghai, China and Lidu Road and Xinhong Road in Kun Shan, China. The capitalized borrowing costs for the years ended December 31, 2014, 2015 and 2016 is disclosed in Note 23.

As of December 31, 2015 and 2016, inventories related to real estate business of NT$24,837,046 thousand and NT$12,076,154 thousand (US$372,721 thousand), respectively, are expected to be recovered longer than twelve months.

Refer to Note 34 for the carrying amount of inventories related to real estate business that had been pledged by the Group to secure bank borrowings.

12.	OTHER FINANCIAL ASSETS

	December 31
	2015	2016
	NT$	NT$	US$ (Note 4)

Unsecured subordinate corporate bonds	$-	$1,000,000	$30,864
Time deposits with original maturity of over three months	220,545	480,736	14,837
Pledged time deposits (Note 34)	207,359	206,530	6,374
Guarantee deposits	197,513	178,103	5,497
Others (Note 34)	22,254	13,698	423
	647,671	1,879,067	57,995
Current	301,999	558,686	17,243

Non-current	$345,672	$1,320,381	$40,752

In June 2016, the Group acquired 1,000 units of perpetual unsecured subordinate corporate bonds in the amount of NT$1,000,000 thousand (US$30,864 thousand). The corporate bonds are in denomination of NT$1,000 thousand with annual interest rate at 3.5% as of December 31, 2016.

13.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

	December 31
	2015 (Adjusted)	2016
	NT$	NT$	US$ (Note 4)

Investments in associates	$36,508,403	$49,162,443	$1,517,359
Investments in joint venture	613,841	670,550	20,696

	$37,122,244	$49,832,993	$1,538,055

a.	Investments in associates

1)	Investments in associates accounted for using the equity method consisted of the following:

			Carrying Amount as of December 31
			2015 (Adjusted)	2016
			NT$	NT$	US$
Name of Associate	Main Business	Operating Location			(Note 4)

Material associate
Siliconware Precision Industries Co., Ltd. (“SPIL”)	Engaged in assembly, testing and turnkey services of integrated circuits	ROC	$35,141,701	$45,898,225	$1,416,612
Associates that are not individually material
Deca Technologies Inc.（”DECA”）	Holding company and the group engaged in manufacturing, development and marketing of wafer level packaging and interconnect technology	British Cayman Islands	-	1,820,329	56,183
Hung Ching Development & Construction Co. (“HC”)	Engaged in the development, construction and leasing of real estate properties	ROC	1,294,191	1,156,833	35,705
Hung Ching Kwan Co. (“HCK”)	Engaged in the leasing of real estate properties	ROC	332,444	321,120	9,911

(Continued)

			Carrying Amount as of December 31
			2015 (Adjusted)	2016
			NT$	NT$	US$
Name of Associate	Main Business	Operating Location			(Note 4)

Advanced Microelectronic Products Inc. (“AMPI”)	Engaged in integrated circuit	ROC	$40,216	$266,085	$8,212
			36,808,552	49,462,592	1,526,623
	Less: Deferred gain on transfer of land		300,149	300,149	9,264

			$36,508,403	$49,162,443	$1,517,359

(Concluded)

2)	At each balance sheet date, the percentages of ownership held by the Group were as follows:

	December 31
	2015	2016

SPIL	24.99%	33.29%
DECA	-	22.07%
HC	26.22%	26.22%
HCK	27.31%	27.31%
AMPI	18.24%	38.76%

3)	In September 2015, the Company acquired 24.99% shareholdings of SPIL and obtained significant influence over SPIL.

In March and April 2016, the Company acquired additional 258,300 thousand ordinary shares and ADS (one ADS represents five ordinary shares) of SPIL from open market with a total consideration of NT$13,735,498 thousand (US$423,935 thousand) which was paid in cash. As the result, the percentage of ownership increased from 24.99% to 33.29%.

As of December 31, 2016, the Company has completed the identification of the difference between the cost of the investment and the Company’s share of the net fair value of SPIL’s identifiable assets and liabilities. Therefore, the Company has retrospectively adjusted the comparative financial statements for prior periods. As of December 31, 2015, the retrospective adjustments are summarized as follows:

	Initially recognized	After adjustment
	NT$	NT$

Investments accounted for using the equity method - SPIL	$35,423,058	$35,141,701
Retained earnings	$53,981,305	$53,699,948

In June 2016, the Company’s board of directors approved to enter into and execute a joint share exchange agreement with SPIL. Please refer to Note 37.

4)	In July 2016, the Company acquired 98,490 thousand preferred shares issued by DECA at US$0.608 per share with a total consideration of NT$1,934,062 thousand (US$59,882 thousand). The percentage of ownership was 22.07% and the Company obtained significant influence over DECA. As of December 31, 2016, the Company has not completed the identification of the difference between the cost of the investment and the Company’s share of the net fair value of DECA’s identifiable assets and liabilities.

5)	In January 2014, the Company acquired additional ordinary shares of AMPI in a private placement and, as a result, obtained significant influence over AMPI. In November 2016, the Company’s subsidiary, ASE Test, Inc., also purchased 90,000 thousand ordinary shares of AMPI in a private placement with NT$225,000 thousand (US$6,944 thousand) paid in cash. As a result, the percentage of ownership held by the Group was 38.76% as of December 31, 2016. As of December 31, 2016, ASE Test, Inc. has not completed the identification of the difference between the cost of the investment and the share of the net fair value of AMPI’s identifiable assets and liabilities. The private-placement ordinary shares were all restricted for disposal during a 3-year lock-up period.

6)	Fair values (Level 1 inputs in terms of IFRS 13) of investments in associates with available published price quotation are summarized as follows:

	December 31
	2015	2016
	NT$	NT$	US$ (Note 4)

SPIL	$40,741,700	$49,634,805	$1,531,938
HC	$1,149,549	$1,310,829	$40,458
AMPI	$104,255	$307,038	$9,476

7)	Summarized financial information in respect of the Group’s material associate

The summarized financial information below represents amounts shown in SPIL’s consolidated financial statements prepared in accordance with IFRSs as issued by IASB and adjusted by the Group for equity method accounting purposes. The Group received cash dividends of nil and NT$3,941,740 thousand (US$121,659 thousand) from SPIL for the years ended December 31, 2015 and 2016, respectively.

	December 31
	2015 (Adjusted)	2016
	NT$	NT$	US$ (Note 4)

Current assets	$48,785,212	$50,451,295	$1,557,139
Non-current assets	112,511,491	107,573,251	3,320,162
Current liabilities	(30,677,239)	(41,088,439)	(1,268,162)
Non-current liabilities	(23,002,788)	(17,518,410)	(540,692)

Equity	$107,616,676	$99,417,697	$3,068,447

Proportion of the Group’s ownership interest in SPIL	24.99%	33.29%	33.29%

Net assets attributable to the Group	$26,893,407	$33,096,151	$1,021,486
Goodwill	8,248,294	12,802,074	395,126

Carrying amount	$35,141,701	$45,898,225	$1,416,612

	For the Year Ended December 31
	2015	2016
	NT$	NT$	US$ (Note 4)

Operating revenue	$82,839,922	$85,111,913	$2,626,911
Gross profit	$20,483,422	$15,027,247	$463,804
Profit before income tax	$9,251,644	$7,351,661	$226,903

Net profit for the year	$7,885,585	$5,484,462	$169,273
Other comprehensive loss for the year	(906,776)	(2,373,532)	(73,257)

Total comprehensive income for the year	$6,978,809	$3,110,930	$96,016

8)	Aggregate information of associates that are not individually material

	For the Years Ended December 31
	2014	2015	2016
	NT$	NT$	NT$	US$
				(Note 4)
The Group’s share of:
Net profit (loss) for the year	$133,929	$120,749	$(139,366)	$(4,302)
Other comprehensive income (loss) for the year	234,125	(2,916)	(115,650)	(3,569)

Total comprehensive income (loss) for the year	$368,054	$117,833	$(255,016)	$(7,871)

b.	Investments in joint venture

1)	The Group’s investment in a joint venture that was not individually material and accounted for using the equity method consisted of ASE Embedded Electronics Inc. (“ASEEE”). In May 2015, the Group and TDK Corporation (“TDK”) entered into an agreement to establish a joint venture to invest in ASEEE. The Croup invested NT$618,097 thousand in August 2015 and participated in ASEEE’s cash capital increase with NT$146,903 thousand (US$4,534 thousand) in September 2016. As of December 31, 2015 and 2016, the percentages of ownership were both 51%. ASEEE are located in ROC and engaged in the production of embedded substrate. According to the joint arrangement, the Group and TDK must act together to direct the relevant operating activities and, as a result, the Group does not control ASEEE. The investment in ASEEE is accounted for using the equity method.

2)	Aggregate information of the joint venture that is not individually material

	For the Year Ended December 31
	2015	2016
	NT$	NT$	US$ (Note 4)

The Group’s share of net loss and total comprehensive loss for the year	$(4,274)	$(90,478)	$(2,793)

14.	PROPERTY, PLANT AND EQUIPMENT

The carrying amounts of each class of property, plant and equipment were as follows:

	December 31
	2015	2016
	NT$	NT$	US$ (Note 4)

Land	$3,381,300	$3,365,013	$103,858
Buildings and improvements	59,801,054	58,028,631	1,791,007

(Continued)

	December 31
	2015	2016
	NT$	NT$	US$ (Note 4)

Machinery and equipment	$78,715,309	$72,700,762	$2,243,851
Other equipment	1,814,994	2,089,581	64,493
Construction in progress and machinery in transit	6,284,418	7,696,254	237,539

	$149,997,075	$143,880,241	$4,440,748

(Concluded)

For the year ended December 31, 2014

	Land	Buildings and improvements	Machinery and equipment	Other equipment	Construction in progress and machinery in transit	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2014	$3,295,758	$70,593,537	$208,351,905	$6,384,589	$7,009,702	$295,635,491
Additions	-	1,246,123	1,140,822	572,766	40,488,876	43,448,587
Disposals	-	(299,515)	(8,188,532)	(447,047)	(56,209)	(8,991,303)
Reclassification	-	12,683,476	27,935,525	395,115	(41,044,364)	(30,248)
Effect of foreign currency exchange differences	52,260	2,501,633	4,429,907	277,151	(535,788)	6,725,163

Balance at December 31, 2014	$3,348,018	$86,725,254	$233,669,627	$7,182,574	$5,862,217	$336,787,690

Accumulated depreciation and impairment

Balance at January 1, 2014	$-	$25,826,936	$133,266,723	$5,044,501	$-	$164,138,160
Depreciation expense	-	3,980,337	21,180,214	644,491	-	25,805,042
Impairment losses recognized	-	79,124	211,466	-	7,164	297,754
Disposals	-	(248,477)	(7,786,216)	(433,863)	-	(8,468,556)
Reclassification	-	7,459	(7,122)	(7,907)	-	(7,570)
Effect of foreign currency exchange differences	-	684,165	2,632,915	118,665	-	3,435,745

Balance at December 31, 2014	$-	$30,329,544	$149,497,980	$5,365,887	$7,164	$185,200,575

For the year ended December 31, 2015

	Land	Buildings and improvements	Machinery and equipment	Other equipment	Construction in progress and machinery in transit	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2015	$3,348,018	$86,725,254	$233,669,627	$7,182,574	$5,862,217	$336,787,690
Additions	-	132,584	553,496	401,417	27,193,324	28,280,821
Disposals	-	(405,040)	(8,041,933)	(232,555)	(20,711)	(8,700,239)
Reclassification	-	8,579,472	18,054,712	389,783	(26,893,158)	130,809
Effect of foreign currency exchange differences	33,282	(584,338)	(952,295)	(18,811)	256,088	(1,266,074)

Balance at December 31, 2015	$3,381,300	$94,447,932	$243,283,607	$7,722,408	$6,397,760	$355,233,007

Accumulated depreciation and impairment

Balance at January 1, 2015	$-	$30,329,544	$149,497,980	$5,365,887	$7,164	$185,200,575
Depreciation expense	-	4,790,646	23,372,408	775,716	-	28,938,770
Impairment losses recognized	-	120,424	31,116	-	106,589	258,129
Disposals	-	(308,895)	(7,838,937)	(224,509)	-	(8,372,341)
Reclassification	-	5,704	(11,920)	3,008	-	(3,208)
Effect of foreign currency exchange differences	-	(290,545)	(482,349)	(12,688)	(411)	(785,993)

Balance at December 31, 2015	$-	$34,646,878	$164,568,298	$5,907,414	$113,342	$205,235,932

For the year ended December 31, 2016

	Land	Buildings and improvements	Machinery and equipment	Other equipment	Construction in progress and machinery in transit	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2016	$3,381,300	$94,447,932	$243,283,607	$7,722,408	$6,397,760	$355,233,007
Additions	-	22,341	94,480	470,901	27,093,140	27,680,862
Disposals	-	(684,698)	(5,956,179)	(159,822)	(268,782)	(7,069,481)
Reclassification	-	5,110,102	19,661,732	691,276	(25,463,285)	(175)
Acquisitions through business combinations	-	-	-	1,159	-	1,159
Effect of foreign currency exchange differences	(16,287)	(2,637,502)	(8,882,884)	(251,261)	(45,291)	(11,833,225)

Balance at December 31, 2016	$3,365,013	$96,258,175	$248,200,756	$8,474,661	$7,713,542	$364,012,147

Accumulated depreciation and impairment

Balance at January 1, 2016	$-	$34,646,878	$164,568,298	$5,907,414	$113,342	$205,235,932
Depreciation expense	-	5,114,263	22,983,290	864,061	-	28,961,614
Impairment losses recognized	-	620	876,123	5,564	5,924	888,231
Disposals	-	(449,198)	(5,544,489)	(151,875)	(100,049)	(6,245,611)
Reclassification	-	(5,123)	9,660	(4,537)	-	-
Acquisitions through business combinations	-	-	-	824	-	824
Effect of foreign currency exchange differences	-	(1,077,896)	(7,392,888)	(236,371)	(1,929)	(8,709,084)

Balance at December 31, 2016	$-	$38,229,544	$175,499,994	$6,385,080	$17,288	$220,131,906

	Land	Buildings and improvements	Machinery and equipment	Other equipment	Construction in progress and machinery in transit	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Cost

Balance at January 1,2016	$104,361	$2,915,060	$7,508,753	$238,346	$197,462	$10,963,982
Additions	-	690	2,916	14,534	836,208	854,348
Disposals	-	(21,133)	(183,833)	(4,933)	(8,296)	(218,195)
Reclassification	-	157,719	606,844	21,336	(785,904)	(5)
Acquisitions through business combinations	-	-	-	36	-	36
Effect of foreign currency exchange differences	(503)	(81,404)	(274,163)	(7,755)	(1,398)	(365,223)

Balance at December 31, 2016	$103,858	$2,970,932	$7,660,517	$261,564	$238,072	$11,234,943

Accumulated depreciation and impairment

Balance at January 1, 2016	$-	$1,069,348	$5,079,268	$182,328	$3,498	$6,334,442
Depreciation expense	-	157,848	709,361	26,668	-	893,877
Impairment losses recognized	-	19	27,041	172	183	27,415
Disposals	-	(13,864)	(171,126)	(4,688)	(3,088)	(192,766)
Reclassification	-	(158)	298	(140)	-	-
Acquisitions through business combinations	-	-	-	25	-	25
Effect of foreign currency exchange differences	-	(33,268)	(228,176)	(7,294)	(60)	(268,798)

Balance at December 31,2016	$-	$1,179,925	$5,416,666	$197,071	$533	$6,794,195

Due to the Group’s future operation plans and capacity evaluation or production demands, the Group believed that a portion of property, plant and equipment used in packaging segment, testing segment, EMS segment and other segment was not used and recognized an impairment loss of NT$297,754 thousand, NT$258,129 thousand and NT$888,231 thousand (US$27,415 thousand) under the line item of other operating income and expenses in the consolidated statements of comprehensive income for the years ended December 31, 2014, 2015 and 2016, respectively. The recoverable amount of a portion of the impaired property, plant and equipment is determined by its fair value less costs of disposal, of which the fair value is based on the quoted prices of assets with similar obsolescence that provided by the vendors in market. The recent quoted prices of assets are a Level 3 input in terms of IFRS 13 because the market is not very active. The recoverable amount of the other portion of the impaired property, plant and equipment is determined on the basis of its value in use. The Group expects to derive zero future cash flows from these assets.

Each class of property, plant and equipment was depreciated on a straight-line basis over the following useful lives:

Buildings and improvements
Main plant buildings	10-40 years
Cleanrooms	10-20 years
Others	3-20 years
Machinery and equipment	2-10 years
Other equipment	2-20 years

The capitalized borrowing costs for the years ended December 31, 2014, 2015 and 2016 are disclosed in Note 23.

15.	GOODWILL

	Cost	Accumulated impairment	Carrying amount
	NT$	NT$	NT$

Balance at January 1, 2014	$12,336,816	$1,988,996	$10,347,820
Effect of foreign currency exchange differences	97,595	-	97,595

Balance at December 31, 2014	12,434,411	1,988,996	10,445,415
Effect of foreign currency exchange differences	61,104	-	61,104

Balance at December 31, 2015	12,495,515	1,988,996	10,506,519
Acquisitions through business combinations	83,892	-	83,892
Effect of foreign currency exchange differences	(31,533)	-	(31,533)

Balance at December 31, 2016	$12,547,874	$1,988,996	$10,558,878

	Cost	Accumulated impairment	Carrying amount
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Balance at January 1, 2016	$385,664	$61,389	$324,275
Acquisitions through business combinations	2,589	-	2,589
Effect of foreign currency exchange differences	(973)	-	(973)

Balance at December 31, 2016	$387,280	$61,389	$325,891

a.	Allocating goodwill to cash-generating units

Goodwill had been allocated to the following cash-generating units for impairment testing purposes: packaging segment, testing segment, EMS segment and other segment. The carrying amount of goodwill allocated to cash-generating units was as follows:

	December 31
	2015	2016
Cash-generating units	NT$	NT$	US$ (Note 4)

Testing segment	$7,890,525	$7,868,961	$242,869
Others	2,615,994	2,689,917	83,022

	$10,506,519	$10,558,878	$325,891

b.	Impairment assessment

At the end of each year, the Group performs impairment assessment by reviewing the recoverable amounts based on value in use which incorporates cash flow projections covering a five-year period. The cash flows beyond that five-year period have been extrapolated using a steady 1.5% per annum growth rate. In assessing value in use, the estimated future cash flows are discounted to their present value using annual discount rates. For the years ended December 31, 2014, 2015 and 2016, the Group did not recognize impairment loss on goodwill.

The key assumptions used in the value in use calculations are growth rates for operating revenue and discount rates. Growth rates for operating revenue are based on the revenue forecast for the Group and the market as well as the Group’s historical experience. The discount rates were 9.70%-11.50%, 8.67%- 10.71% and 9.09%- 10.49% as of December 31, 2014, 2015 and 2016, respectively

Management believed that any reasonably possible change in the key assumptions on which recoverable amount was based would not cause the aggregate carrying amount of the cash-generating unit to exceed its aggregate recoverable amount significantly.

16.	OTHER INTANGIBLE ASSETS

The carrying amounts of each class of other intangible assets were as follows:

	December 31
	2015	2016
	NT$	NT$	US$ (Note 4)

Customer relationships	$274,402	$194,089	$5,990
Computer software	953,322	943,527	29,121
Patents and acquired specific technology	15,696	302,955	9,351
Others	138,673	120,418	3,717

	$1,382,093	$1,560,989	$48,179

For the year ended December 31, 2014

	Customer relationships	Computer software	Patents and acquired specific technology	Others	Total
	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2014	$1,579,015	$3,679,835	$2,135,697	$168,958	$7,563,505
Additions	-	375,623	-	20,843	396,466
Disposals or derecognization	-	(1,232,757)	-	(6,406)	(1,239,163)
Reclassification	-	6,228	-	-	6,228
Effect of foreign currency exchange differences	-	54,002	3,441	1,015	58,458

Balance at December 31, 2014	$1,579,015	$2,882,931	$2,139,138	$184,410	$6,785,494

(Continued)

	Customer relationships	Computer software	Patents and acquired specific technology	Others	Total
	NT$	NT$	NT$	NT$	NT$

Accumulated amortization

Balance at January 1, 2014	$924,194	$3,002,828	$2,011,272	$19,387	$5,957,681
Amortization expense	153,320	269,375	105,516	17,523	545,734
Disposals or derecognization	-	(1,227,346)	-	-	(1,227,346)
Reclassification	-	2,516	-	-	2,516
Effect of foreign currency exchange differences	-	37,431	1,466	141	39,038

Balance at December 31, 2014	$1,077,514	$2,084,804	$2,118,254	$37,051	$5,317,623

(Concluded)

For the year ended December 31, 2015

	Customer relationships	Computer software	Patents and acquired specific technology	Others	Total
	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2015	$1,579,015	$2,882,932	$2,139,138	$184,409	$6,785,494
Additions	-	481,412	209	9,514	491,135
Disposals or derecognization	(663,379)	(8,426)	(1,983,914)	(204)	(2,655,923)
Reclassification	-	12,360	-	-	12,360
Effect of foreign currency exchange differences	-	(29,918)	(1,351)	(381)	(31,650)

Balance at December 31, 2015	$915,636	$3,338,360	$154,082	$193,338	$4,601,416

Accumulated amortization

Balance at January 1, 2015	$1,077,514	$2,084,805	$2,118,254	$37,050	$5,317,623
Amortization expense	227,099	325,856	9,461	17,478	579,894
Disposals or derecognization	(663,379)	(7,402)	(1,983,914)	-	(2,654,695)
Reclassification	-	3,190	-	-	3,190
Effect of foreign currency exchange differences	-	(21,411)	(5,415)	137	(26,689)

Balance at December 31, 2015	$641,234	$2,385,038	$138,386	$54,665	$3,219,323

For the year ended December 31, 2016

	Customer relationships	Computer software	Patents and acquired specific technology	Others	Total
	NT$	NT$	NT$	NT$	NT$
Cost

Balance at January 1, 2016	$915,636	$3,338,360	$154,082	$193,338	$4,601,416
Additions (Note 33)	-	372,188	301,351	1,605	675,144
Disposals	-	(80,537)	(1,310)	-	(81,847)
Reclassification	-	-	786	-	786
Acquisitions through business combinations	-	-	1,074	30	1,104
Effect of foreign currency exchange differences	-	(77,782)	(4,846)	(2,581)	(85,209)

Balance at December 31, 2016	$915,636	$3,552,229	$451,137	$192,392	$5,111,394

Accumulated amortization

Balance at January 1, 2016	$641,234	$2,385,038	$138,386	$54,665	$3,219,323
Amortization expense	80,313	345,836	17,120	17,421	460,690
Disposals	-	(58,765)	(1,310)	-	(60,075)
Reclassification	-	-	786	-	786
Acquisitions through business combinations	-	-	483	23	506
Effect of foreign currency exchange differences	-	(63,407)	(7,283)	(135)	(70,825)

Balance at December 31, 2016	$721,547	$2,608,702	$148,182	$71,974	$3,550,405

	Customer relationships	Computer software	Patents and acquired specific technology	Others	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)
Cost

Balance at January 1, 2016	$28,260	$103,036	$4,756	$5,967	$142,019
Additions (Note 33)	-	11,487	9,301	50	20,838
Disposals	-	(2,486)	(40)	-	(2,526)
Reclassification	-	-	24	-	24
Acquisitions through business combinations	-	-	33	1	34
Effect of foreign currency exchange differences	-	(2,401)	(150)	(80)	(2,631)

Balance at December 31, 2016	$28,260	$109,636	$13,924	$5,938	$157,758

(Continued)

	Customer relationships	Computer software	Patents and acquired specific technology	Others	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)
Accumulated amortization

Balance at January 1, 2016	$19,791	$73,612	$4,271	$1,687	$99,361
Amortization expense	2,479	10,674	528	538	14,219
Disposals	-	(1,814)	(40)	-	(1,854)
Reclassification	-	-	24	-	24
Acquisitions through business combinations	-	-	15	1	16
Effect of foreign currency exchange differences	-	(1,957)	(225)	(5)	(2,187)

Balance at December 31, 2016	$22,270	$80,515	$4,573	$2,221	$109,579

Each class of other intangible assets, except a portion of customer relationships amortized based on the pattern in which the economic benefits are consumed, were amortized on the straight-line basis over the following useful lives:

Customer relationships	11 years
Computer software	2-5 years
Patents and acquired specific technology	5-15 years
Others	5-32 years

17.	LONG-TERM PREPAYMENTS FOR LEASE

Long-term prepayments for lease mainly represented land use rights located in China with periods for use from 50 to 70 years. As of December 31, 2014, 2015 and 2016, the carrying amount of the land use right which the Group was in the process of obtaining the certificates was NT$17,594 thousand, nil and nil, respectively. During 2014, the land use right located in China which the Group obtained the certificates was reclassified from long-term prepayments for lease to construction in progress under inventories related to real estate business.

18.	BORROWINGS

a.	Short-term borrowings

Short-term borrowings mainly represented unsecured revolving bank loans with annual interest rates at 0.57%-5.78% and 0.70%-8.99% as of December 31, 2015 and 2016, respectively.

b.	Short-term bills payable – only as of December 31, 2015

Commercial papers	$4,350,000
Less: unamortized arrangement fee	1,946

$4,348,054

Annual interest rate	0.78%

The commercial papers were secured by China Bills Finance Corporation and Mega Bills Finance Corporation.

c.	Long-term borrowings

1)	Bank loans

As of December 31, 2015 and 2016, the long-term bank loans with fixed interest rates were both amounted to NT$1,500,000 thousand (US$46,297 thousand), respectively, with annual interest rates at 1.17% and 1.20%, respectively. The long-term bank loans with fixed interest rates will be repayable in December 2018. The others were long-term bank loans with floating interest rates and consisted of the following:

	December 31
	2015	2016
	NT$	NT$	US$ (Note 4)

Working capital bank loans
Syndicated bank loans - repayable through January 2017 to July 2018, annual interest rates were 1.56%-1.92% and 2.55% as of December 31, 2015 and 2016, respectively	$12,159,037	$9,223,500	$284,676
Others - repayable through January 2017 to November 2019, annual interest rates were 0.90%-3.98% and 0.74%-4.48% as of December 31, 2015 and 2016, respectively	25,660,638	36,009,917	1,111,417
Mortgage loans
Repayable through July 2017 to June 2023, annual interest rates were both 4.95%-5.39% as of December 31, 2015 and 2016	3,251,139	4,390,003	135,494
	41,070,814	49,623,420	1,531,587
Less: unamortized arrangement fee	18,670	7,198	222
	41,052,144	49,616,222	1,531,365
Less: current portion	2,057,465	6,567,565	202,703

	$38,994,679	$43,048,657	$1,328,662

Pursuant to the above syndicated bank loans agreements, the Company and some of its subsidiaries should maintain certain financial covenants including current ratio, leverage ratio, tangible net assets and interest coverage ratio. Such financial ratios are calculated based on the Group’s annual audited consolidated financial statements or semi-annual reviewed consolidated financial statements or subsidiaries’ annual audited financial statements under local GAAP. The Company and its subsidiaries were in compliance with all of the financial covenants as of December 31, 2015 and 2016.

The Group had sufficient long term credit facility obtained before December 31, 2015 to refinance a portion of loans on a long-term basis. Therefore, NT$2,105,883 thousand was not classified as current portion of long-term borrowings as of December 31, 2015.

2)	Long-term bills payable

	December 31
	2015	2016
	NT$	NT$	US$ (Note 4)

Unsecured commercial paper	$2,000,000	$2,000,000	$61,728
Less: unamortized arrangement fee	1,011	659	20

Long-term borrowings	$1,998,989	$1,999,341	$61,708

Annual interest rates	1.03%	1.00%	1.00%

The commercial paper contract was entered into with Ta Ching Bills Finance Corporation in December 2015 and the duration is three years.

19.	BONDS PAYABLE

	December 31
	2015	2016
	NT$	NT$	US$ (Note 4)

Unsecured domestic bonds
Repayable at maturity in January 2021 and interest due annually with annual interest rate at 1.30%	$-	$7,000,000	$216,049
Repayable at maturity in January 2023 and interest due annually with annual interest rate at 1.50%	-	2,000,000	61,728
Unsecured convertible overseas bonds
US$400,000 thousand	13,130,000	12,900,000	398,148
US$200,000 thousand (linked to New Taiwan dollar)	6,185,600	6,185,600	190,914
Secured overseas bonds - secured by the Company
US$300,000 thousand, repayable at maturity in July 2017; interest due semi-annually with annual interest rate 2.125%	9,847,500	9,675,000	298,611
CNY500,000 thousand, with annual interest rate at 4.25% and repaid in September 2016	2,527,489	-	-
Secured domestic bonds - secured by banks
With annual interest rate at 1.45% and repaid in August 2016	8,000,000	-	-
	39,690,589	37,760,600	1,165,450
Less: discounts on bonds payable	1,264,339	760,697	23,478
	38,426,250	36,999,903	1,141,972
Less: current portion	14,685,866	9,658,346	298,097

	$23,740,384	$27,341,557	$843,875

The Group had sufficient long term credit facility obtained before December 31, 2015 to refinance a portion of the bonds payable on a long-term basis. Therefore, NT$8,000,000 thousand was not classified as current portion of bonds payable as of December 31, 2015.

a.	In September 2013, the Company offered the third unsecured convertible overseas bonds (the “Bonds”) in US$400,000 thousand. The Bonds is zero coupon bonds with the maturity of 5 years, in denominations of US$200 thousand or in any integral multiples thereof. Each holder of the Bonds has the right at any time on or after October 16, 2013 and up to (and including) August 26, 2018, except during legal lock-up period, to convert the Bonds into newly issued listed common shares at the conversion price NT$33.085, determined on the basis of a fixed exchange rate of US$1 to NT$29.956. The conversion price will be adjusted in accordance with the conversion provisions due to anti-dilution clause. As of December 31, 2015 and 2016, the conversion price was NT$30.28 and NT$28.99 (US$0.89), respectively. As of April 13, 2017, the date the consolidated financial statements were authorized for issue by the management, the conversion price was adjusted to NT$28.96 (US$0.89) due to the Company’s cash capital increase in February 2017 (Note 22).

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

b.	In July 2015, the Company offered the forth unsecured convertible overseas bonds (the “Currency Linked Bonds”) in US$200,000 thousand. The Currency Linked Bonds is zero coupon bonds with the maturity of 2.75 years, in denominations of US$200 thousand or in any integral multiples thereof. Repayment, redemption and put amount denominated in U.S. dollar will be converted into New Taiwan dollar amount using a fixed exchange rate of US$1 to NT$30.928 (the “Fixed Exchange Rate”) and then converted back to U.S. dollar amount using the applicable prevailing rate at the time of repayment, redemption or put. Each holder of the Currency Linked Bonds has the right at any time on or after August 11, 2015 and up to (and including) March 17, 2018, except during legal lock-up period, to convert the Currency Linked Bonds into common shares at the conversion price NT$54.55, determined on the basis of the Fixed Exchange Rate. The Company’s treasury shares will be available for delivery upon conversion of the Currency Linked Bonds. The conversion price will be adjusted in accordance with the conversion provisions due to anti-dilution clause. As of December 31, 2015 and 2016, the conversion price was NT$51.73 and NT$49.52 (US$1.53), respectively. As of April 13, 2017, the date the consolidated financial statements were authorized for issue by the management, the conversion price was adjusted to NT$49.48 (US$1.53) due to the Company’s cash capital increase in February 2017 (Note 22).

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

The Currency Linked Bonds contained a debt host contract, recognized as bonds payable, and the conversion option, recognized as capital surplus. The effective interest rate of the debt host contract was 1.58% and the fair value of the conversion option was NT$214,022 thousand on initial recognition.

c.	To focus on corporate sustainability and to carry out the commitment to environmental protection and energy conservation, Anstock II Limited, a subsidiary the Company 100% owned, offered overseas bonds in US$300,000 thousand with the maturity of 3 years and annual interest rate of 2.125% (the “Green Bonds”) in July 2014. The Green Bonds are unconditionally and irrevocably guaranteed by the Company and the proceeds were used to fund certain eligible projects to promote the Group’s transition to low-carbon and climate resilient growth.

In January 2017, the Company offered unsecured domestic bonds of NT$3,700,000 thousand (US$114,198 thousand) with a maturity of 5 years in January 2022, and of NT$4,300,000 thousand (US$132,716 thousand) with a maturity of 7 years in January 2024, respectively. The interests are both due annually and the interest rates are 1.25% and 1.45%, respectively.

20.	OTHER PAYABLES

	December 31
	2015	2016
	NT$	NT$	US$ (Note 4)

Accrued salary and bonus	$5,826,982	$6,606,406	$203,901
Payables for property, plant and equipment	4,782,357	5,605,528	173,010
Accrued employees’ compensation and remuneration to directors	2,270,608	2,400,778	74,098
Accrued employee insurance	599,218	617,419	19,056
Accrued utilities	466,956	410,796	12,679
Payables for patents and acquired specific technology (Note 33)	-	120,938	3,733
Others	5,248,697	5,760,169	177,783

	$19,194,818	$21,522,034	$664,260

21.	RETIREMENT BENEFIT PLANS

a.	Defined contribution plans

1)	The pension plan under the ROC Labor Pension Act (“LPA”) for the Group’s ROC resident employees is a government-managed defined contribution plan. Based on the LPA, the Company and its subsidiaries in Taiwan makes monthly contributions to employees’ individual pension accounts at 6% of their monthly salaries.

2)	The subsidiaries located in China, U.S.A., Malaysia, Singapore and Mexico also make contributions at various ranges according to relevant local regulations.

b.	Defined benefit plans

1)	The Company and its subsidiaries in Taiwan joined the defined benefit pension plan under the ROC Labor Standards Law operated by the government. Pension benefits are calculated on the basis of the length of service and average monthly salaries of the last six months before retirement. The Company and its subsidiaries in Taiwan make contributions based on a certain percentage of their domestic employees’ monthly salaries to a pension fund administered by the pension fund monitoring committee. Before the end of each year, the Company and its subsidiaries in Taiwan assess the balance in the pension fund. If the amount of the balance in the pension fund is inadequate to pay retirement benefits for employees who conform to retirement requirements in the next year, the Company and its subsidiaries in Taiwan are required to fund the difference in one appropriation that should be made before the end of March of the next year. Pension contributions are deposited in the Bank of Taiwan in the committee’s name and are managed by the Bureau of Labor Funds, Ministry of Labor (“the Bureau”); the Group have no right to influence the investment policy and strategy.

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

3)	ASE Inc., ASE Test, Inc. and ASE Electronics Inc. maintain pension plans for executive managers. Pension costs under the plans were NT$16,645 thousand, NT$2,302 thousand and NT$6,872 thousand (US$212 thousand) for the years ended December 31, 2014, 2015 and 2016, respectively. Pension payments were NT$25,315 thousand, NT$2,549 thousand and NT$0 thousand (US$0 thousand) for the years ended December 31, 2014, 2015 and 2016, respectively. As of December 31, 2015 and 2016, accrued pension liabilities for executive managers were NT$199,595 thousand and NT$206,467 thousand (US$6,372 thousand), respectively.

4)	The amounts included in the consolidated balance sheets arising from the Group’s obligation in respect of its defined benefit plans excluding those for executive managers were as follows:

	December 31
	2015	2016
	NT$	NT$	US$ (Note 4)

Present value of the defined benefit obligation	$7,973,676	$8,389,884	$258,947
Fair value of plan assets	(3,973,729)	(4,417,367)	(136,338)
Present value of unfunded defined benefit obligation	3,999,947	3,972,517	122,609
Recorded under others payables	(138,959)	(22,273)	(688)
Recorded under prepaid pension cost	11,910	15,542	480

Net defined benefit liability	$3,872,898	$3,965,786	$122,401

Movements in net defined benefit liability (asset) were as follows:

	Present value of the defined benefit obligation	Fair value of the plan assets	Net defined benefit liability (asset)
	NT$	NT$	NT$

Balance at January 1, 2014	$7,472,145	$(3,118,804)	$4,353,341

(Continued)

	Present value of the defined benefit obligation	Fair value of the plan assets	Net defined benefit liability (asset)
	NT$	NT$	NT$

Service cost
Current service cost	$327,707	$-	$327,707
Past service cost	22,036	-	22,036
Net interest expense (income)	189,043	(109,636)	79,407
Recognized in profit or loss	538,786	(109,636)	429,150

Remeasurement
Return on plan assets (excluding amounts included in net interest)	-	29,338	29,338
Actuarial gain arising from changes in financial assumptions	(46,913)	-	(46,913)
Actuarial loss arising from experience adjustments	38,516	-	38,516
Actuarial loss arising from changes in demographic assumptions	7,204	-	7,204
Recognized in other comprehensive income	(1,193)	29,338	28,145

Contributions from the employer	-	(556,555)	(556,555)
Benefits paid from the pension fund	(292,996)	292,996	-
Benefits paid from the Group	(16,237)	-	(16,237)
Exchange differences on foreign plans	(26,212)	(39,826)	(66,038)

Balance at December 31, 2014	7,674,293	(3,502,487)	4,171,806

Service cost
Current service cost	335,655	-	335,655
Net interest expense (income)	183,889	(108,356)	75,533
Recognized in profit or loss	519,544	(108,356)	411,188

Remeasurement
Return on plan assets (excluding amounts included in net interest)	-	12,426	12,426
Actuarial loss arising from changes in financial assumptions	309,695	-	309,695
Actuarial gain arising from experience adjustments	(243,363)	-	(243,363)
Actuarial gain arising from changes in demographic assumptions	(15,847)	-	(15,847)
Recognized in other comprehensive income	50,485	12,426	62,911

(Continued)

	Present value of the defined benefit obligation	Fair value of the plan assets	Net defined benefit liability (asset)
	NT$	NT$	NT$

Contributions from the employer	$-	$(611,581)	$(611,581)
Benefits paid from the pension fund	(192,928)	192,928	-
Benefits paid from the Group	(43,088)	-	(43,088)
Exchange differences on foreign plans	(34,630)	43,341	8,711

Balance at December 31, 2015	7,973,676	(3,973,729)	3,999,947

Service cost
Current service cost	329,838	-	329,838
Net interest expense (income)	167,111	(109,080)	58,031
Recognized in profit or loss	496,949	(109,080)	387,869

Remeasurement
Return on plan assets (excluding amounts included in net interest)	-	54,549	54,549
Actuarial loss arising from changes in financial assumptions	156,193	-	156,193
Actuarial loss arising from experience adjustments	200,723	-	200,723
Actuarial loss arising from changes in demographic assumptions	5,716	-	5,716
Recognized in other comprehensive income	362,632	54,549	417,181

Contributions from the employer	-	(807,232)	(807,232)
Benefits paid from the pension fund	(308,471)	308,471	-
Benefits paid from the Group	(36,033)	-	(36,033)
Liabilities assumed in a business combination	535	(535)	-
Exchange differences on foreign plans	(99,404)	110,189	10,785

Balance at December 31, 2016	$8,389,884	$(4,417,367)	$3,972,517

(Concluded)

	Present value of the defined benefit obligation	Fair value of the plan assets	Net defined benefit liability (asset)
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Balance at January 1, 2016	$246,101	$(122,646)	$123,455

(Continued)

	Present value of the defined benefit obligation	Fair value of the plan assets	Net defined benefit liability (asset)
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Service cost
Current service cost	$10,180	$-	$10,180
Net interest expense (income)	5,158	(3,367)	1,791
Recognized in profit or loss	15,338	(3,367)	11,971

Remeasurement
Return on plan assets (excluding amounts included in net interest)	$-	$1,684	$1,684
Actuarial loss arising from changes in financial assumptions	4,821	-	4,821
Actuarial loss arising from experience adjustments	6,195	-	6,195
Actuarial loss arising from changes in demographic assumptions	176	-	176
Recognized in other comprehensive income	11,192	1,684	12,876

Contributions from the employer	-	(24,914)	(24,914)
Benefits paid from the pension fund	(9,521)	9,521	-
Benefits paid from the Group	(1,112)	-	(1,112)
Liabilities assumed in a business combination	17	(17)	-
Exchange differences on foreign plans	(3,068)	3,401	333

Balance at December 31, 2016	$258,947	$(136,338)	$122,609

(Concluded)

5)	The fair value of the plan assets by major categories at each balance sheet date was as follows:

	December 31
	2015	2016
	NT$	NT$	US$ (Note 4)

Cash	$2,090,399	$2,232,367	$68,900
Debt instruments	823,496	1,030,384	31,802
Equity instruments	1,020,532	1,071,777	33,079
Others	39,302	82,839	2,557

Total	$3,973,729	$4,417,367	$136,338

6)	Through the defined benefit plans under the Labor Standards Law, the Company and its subsidiaries in Taiwan are exposed to the following risks:

a)	Investment risk

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

7)	The management of ASE Korea is responsible for the administration of the fund and determination of the investment strategies according to related local regulations. ASE Korea is responsible for the shortfall between the fund and the defined benefit obligation. The plan assets are invested in the certificates of deposits and debt instruments with well credit rating.

8)	The present value of the defined benefit obligation and the related current service cost and past service cost were measured using the Projected Unit Credit Method. Except the pension plans for executive managers, the key assumptions used for the actuarial valuations were as follow:

	December 31
	2015	2016

Discount rates	0.15%-3.48%	0.06%-3.58%
Expected rates of salary increase	2.00%-4.57%	2.00%-4.42%

Significant actuarial assumptions for the determination of the defined obligation excluding those for executive managers are discount rates and expected rates of salary increase. The sensitivity analysis below has been determined based on reasonably possible changes of the respective assumptions occurring at each balance sheet date, while holding all other assumptions constant.

	December 31
	2015	2016
	NT$	NT$	US$ (Note 4)

Discount Rate
0.5% higher	$(444,132)	$(464,647)	$(14,341)
0.5% lower	$497,046	$508,862	$15,706
Expected rates of salary increase
0.5% higher	$476,378	$500,051	$15,434
0.5% lower	$(426,130)	$(452,956)	$(13,980)

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

9)	Maturity analysis of undiscounted pension benefit

	December 31
	2015	2016
	NT$	NT$	US$ (Note 4)

No later than 1 year	$247,030	$292,100	$9,015
Later than 1 year and not later than 5 years	1,616,804	1,673,549	51,653
Later than 5 years	17,674,518	17,129,585	528,691

	$19,538,352	$19,095,234	$589,359

The Group expected to make contributions of NT$705,384 thousand and NT$521,324 thousand (US$16,090 thousand) to the defined benefit plans excluding those for executive managers in the next year starting from January 1, 2016 and 2017, respectively.

As of December 31, 2015 and 2016, the average duration of the defined benefit obligation excluding those for executive managers of the Group was 8 to 16 years and 8 to 15 years, respectively.

22.	EQUITY

a.	Share capital

Ordinary shares

	December 31, 2015	December 31, 2016

Numbers of shares authorized (in thousands)	10,000,000	10,000,000

Numbers of shares reserved (in thousands)
Employee share options	800,000	800,000

Numbers of shares registered (in thousands)	7,902,929	7,936,473
Numbers of shares subscribed in advance (in thousands)	7,499	9,711

Number of shares issued and fully paid (in thousands)	7,910,428	7,946,184

	December 31, 2015	December 31, 2016
	NT$	NT$	US$ (Note 4)

Share capital authorized	$100,000,000	$100,000,000	$3,086,420

Share capital reserved
Employee share options	$8,000,000	$8,000,000	$246,914

Share capital registered	$79,029,290	$79,364,735	$2,449,529
Share capital subscribed in advance	156,370	203,305	6,275

Share capital issued	$79,185,660	$79,568,040	$2,455,804

The holders of issued ordinary shares with a par value at $10 per share are entitled the right to vote and receive dividends, except the shares held by the Group’s subsidiaries which are not entitled the right to vote. As of December 31, 2015 and 2016, there were 500,000 thousand ordinary shares included in the authorized shares that were not yet required to complete the share registration process.

In December 2016, the board of directors approved the issuance of 300,000 thousand ordinary shares for cash capital increase at NT$34.3 (US$1.06) per share. As of the date the consolidated financial statements were authorized for issue by the management, the aforementioned cash capital increase and the registration formalities has completed.

American Depositary Receipts

The Company issued ADSs and each ADS represents five ordinary shares. As of December 31, 2015 and 2016, 115,240 thousand and 125,518 thousand ADSs were outstanding and represented approximately 576,198 thousand and 627,590 thousand ordinary shares of the Company, respectively.

b.	Capital surplus

	December 31
	2015	2016
	NT$	NT$	US$ (Note 4)

May be used to offset a deficit, distributed as cash dividends, or transferred to share capital (1)

Issuance of ordinary shares	$5,479,616	$5,844,397	$180,383
The difference between consideration received and the carrying amount of the subsidiaries’ net assets during actual disposal or acquisition (Note 28)	7,197,510	7,176,958	221,511

May be used to offset a deficit only

Changes in percentage of ownership interest in subsidiaries (2)	8,491,435	6,134,228	189,328
Treasury share transactions	717,355	950,368	29,332
Exercised employee share options	544,112	630,411	19,457
Expired employee share options	3,626	3,626	112
Share of changes in capital surplus of associates	30,284	82,243	2,538

May not be used for any purpose

Employee share options	1,080,590	1,230,247	37,971
Equity component of convertible bonds	214,022	214,022	6,606

	$23,758,550	$22,266,500	$687,238

1)	Such capital surplus may be used to offset a deficit; in addition, when the Company has no deficit, such capital surplus may be distributed as cash dividends or transferred to share capital (limited to a certain percentage of the Company’s capital surplus and once a year).

2)	Such capital surplus arises from the effect of changes in ownership interest in a subsidiary resulted from equity transactions other than actual disposal or acquisition, or from changes in capital surplus of subsidiaries accounted for using the equity method.

c.	Retained earnings and dividend policy

In accordance with the amendments to the Company Act of the ROC in May 2015, the recipients of dividends and bonuses are limited to shareholders and do not include employees. The consequential amendments to the Company’s Articles of Incorporation was resolved at the Company’s 2016 annual shareholders’ meeting. For information about the accrual basis of the employees’ compensation and remuneration to directors and the actual appropriations, please refer to employee benefits expense under profit before income tax in Note 23(f).

The amended Articles of Incorporation of ASE Inc. (the “Articles”) in June 2016 provides that annual net income shall be distributed in the following order:

1)	Replenishment of deficits;

2)	10.0% as legal reserve;

3)	Special reserve appropriated or reversed in accordance with laws or regulations set forth by the authorities concerned;

4)	Addition or deduction of realized gains or losses on equity instruments at fair value through other comprehensive income;

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

Appropriation of earnings to legal reserve shall be made until the legal reserve equals the Company’s share capital. Legal reserve may be used to offset deficits. If the Company has no deficit and the legal reserve has exceeded 25% of the Company’s share capital, the excess may be transferred to capital or distributed in cash.

Under Rule No. 1010012865 and Rule No. 1010047490 issued by the FSC and the directive titled “Questions and Answers for Special Reserves Appropriated Following Adoption of IFRSs”, the Company should appropriate to or reverse a special reserve.

Expect for non-ROC resident shareholders, all shareholders receiving the dividends are allowed a tax credit equal to their proportionate share of the income tax paid by the Company.

The appropriations of earnings for 2014 and 2015 resolved at the Company’s annual shareholders’ meetings in June 2015 and June 2016, respectively, were as follows:

	Appropriation of Earnings		Dividends Per Share
	For Year 2014	For Year 2015	For Year 2014	For Year 2015
	NT$	NT$	NT$	NT$
			(in dollars)	(in dollars)

Legal reserve	$2,359,267	$1,947,887
Cash dividends	15,589,825	12,476,779	$2.00	$1.60

	$17,949,092	$14,424,666

d.	Other equity

1)	Exchange differences on translating foreign operations

	For the Years Ended December 31
	2014	2015	2016
	NT$	NT$	NT$	US$ (Note 4)

Balance at January 1	$(525,521)	$4,540,862	$4,492,671	$138,663
Exchange differences arising on translating foreign operations	5,064,616	11,459	(5,843,856)	(180,366)
Share of exchange difference of associates and joint venture accounted for using the equity method	1,767	(59,650)	(292,438)	(9,026)

Balance at December 31	$4,540,862	$4,492,671	$(1,643,623)	$(50,729)

2)	Unrealized gain (loss) on available-for-sale financial assets

	For the Years Ended December 31
	2014	2015	2016
	NT$	NT$	NT$	US$ (Note 4)

Balance at January 1	$426,246	$526,778	$588,119	$18,153
Unrealized loss arising on revaluation of available-for-sale financial assets	(142,418)	(4,304)	(257,240)	(7,940)
Cumulative loss reclassified to profit or loss on disposal of available-for-sale financial assets	9,561	10,827	7,512	232
Share of unrealized gain (loss) on available-for-sale financial assets of associates and joint venture accounted for using the equity method	233,389	54,818	(579,241)	(17,879)

Balance at December 31	$526,778	$588,119	$(240,850)	$(7,434)

3)	Cash flow hedges - for the year ended December 31, 2014 only

NT$

Balance at January 1	$(3,279)
Gain arising on changes in the fair value of hedging instruments - Interest rate swap contracts	795
Cumulative loss arising on changes in fair value of hedging instruments reclassified to profit or loss – Interest rate swap contracts	2,484

Balance at December 31	$-

e.	Treasury shares (in thousand shares)

	Balance at			Balance at
	January 1	Addition	Decrease	December 31

2014

Shares held by subsidiaries	145,883	-	-	145,883

2015

Shares held by subsidiaries	145,883	-	-	145,883
Shares reserved for bonds conversion	-	120,000	-	120,000

	145,883	120,000	-	265,883

2016

Shares held by subsidiaries	145,883	-	-	145,883
Shares reserved for bonds conversion	120,000	-	-	120,000

	265,883	-	-	265,883

In February 2015, the board of directors approved to repurchase up to 120,000 thousand of the Company’s ordinary shares which were reserved for equity conversion of convertible overseas bonds. The Company has completed the repurchase during March 2015 and the shares repurchased accounted for 1.53% of the Company’s total issued shares. The average repurchase price was NT$44.45 per share.

The Company’s shares held by its subsidiaries at each balance sheet date were as follows:

	Shares Held By Subsidiaries	Carrying amount	Carrying amount	Fair Value	Fair Value
	(in thousand shares)	NT$	US$ (Note 4)	NT$	US$ (Note 4)

December 31, 2015

ASE Test	88,200	$1,380,721		$3,351,618
J&R Holding	46,704	381,709		1,774,743
ASE Test, Inc.	10,979	196,677		417,193

	145,883	$1,959,107		$5,543,554
December 31, 2016

ASE Test	88,200	$1,380,721	$42,615	$2,915,026	$89,970
J&R Holding	46,704	381,709	11,781	1,543,559	47,641
ASE Test, Inc.	10,979	196,677	6,070	362,849	11,199

	145,883	$1,959,107	$60,466	$4,821,434	$148,810

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

Under the Securities and Exchange Act of the ROC, the Company shall neither pledge treasury shares nor exercise shareholders’ rights on these shares, such as rights to dividends and voting. The subsidiaries holding treasury shares, however, retain shareholders’ rights except the rights to participate in any share issuance for cash and voting.

f.	Non-controlling interests

	For the Years Ended December 31
	2014	2015	2016
	NT$	NT$	NT$	US$ (Note 4)

Balance at January 1	$4,128,361	$8,209,860	$11,492,545	$354,708
Attributable to non-controlling interests:
Share of profit for the year	640,499	968,567	1,272,691	39,280
Exchange difference on translating foreign operations	340,392	(74,968)	(601,787)	(18,574)
Unrealized gain (loss) on available-for-sale financial assets	(857)	3,928	1,129	35
Defined benefit plan actuarial gains (losses)	(857)	(3,440)	8,846	273

(Continued)

	For the Years Ended December 31
	2014	2015	2016
	NT$	NT$	NT$	US$ (Note 4)

Cash capital increase of subsidiary (Note 28)	$3,067,712	$-	$7,021	$217
Additional non-controlling interests arising from partial disposal of subsidiaries (Note 28)	-	1,712,836	26,436	816
Repurchase of outstanding ordinary shares of subsidiaries (Note 28)	-	-	(912,886)	(28,175)
Spin-off of subsidiaries	-	3,006	-	-
Non-controlling interest relating to outstanding vested share options held by the employees of subsidiaries	120,376	904,904	927,823	28,636
Cash dividends to non-controlling interests	(85,766)	(232,148)	(237,850)	(7,341)

Balance at December 31	$8,209,860	$11,492,545	$11,983,968	$369,875

(Concluded)

23.	PROFIT BEFORE INCOME TAX

a.	Other operating income and expenses, net

	For the Years Ended December 31
	2014	2015	2016
	NT$	NT$	NT$	US$ (Note 4)

Rental income	$59,624	$60,230	$51,607	$1,593
Loss on disposal of property, plant and equipment and other assets	(45,509)	(127,111)	(127,159)	(3,925)
Impairment loss on property, plant and equipment	(297,754)	(258,129)	(888,231)	(27,415)
Loss on damages and claims	(102,101)	(116,445)	(12,778)	(394)
Others	614,355	189,926	176,281	5,441

	$228,615	$(251,529)	$(800,280)	$(24,700)

b.	Other income

	For the Years Ended December 31
	2014	2015	2016
	NT$	NT$	NT$	US$ (Note 4)

Government subsidy	$184,525	$176,721	$332,758	$10,270
Interest income	243,474	242,084	230,067	7,101
Dividends income	101,252	396,973	26,411	815

	$529,251	$815,778	$589,236	$18,186

c.	Other gains and losses

	For the Years Ended December 31
	2014	2015	2016
	NT$	NT$	NT$	US$ (Note 4)

Net gain arising on financial instruments held for trading	$1,266,653	$1,657,093	$224,446	$6,927
Net gain on financial assets designated as at FVTPL	572,187	815,742	223,113	6,886
Foreign exchange gain or loss, net	(1,221,979)	(713,213)	1,928,384	59,518
Impairment loss on financial assets (Note 32)	(10,390)	-	(91,886)	(2,836)
Others	828	(10,827)	(7,513)	(231)

	$607,299	$1,748,795	$2,276,544	$70,264

d.	Finance costs

	For the Years Ended December 31
	2014	2015	2016
	NT$	NT$	NT$	US$ (Note 4)

Total interest expense for financial liabilities measured at amortized cost	$2,548,850	$2,514,208	$2,510,197	$77,475
Less: Amounts included in the cost of qualifying assets
Inventories related to real estate business	(100,705)	(197,287)	(238,469)	(7,360)
Property, plant and equipment	(126,203)	(48,135)	(54,191)	(1,673)
	2,321,942	2,268,786	2,217,537	68,442
Loss arising on derivatives as designated hedging instruments in cash flow hedge accounting relationship reclassified from equity to profit or loss	2,484	-	-	-
Other finance costs	29,671	43,357	43,538	1,344

	$2,354,097	$2,312,143	$2,261,075	$69,786

Information relating to the capitalized borrowing costs was as follows:

	For the Years Ended December 31
	2014	2015	2016

Annual interest capitalization rates
Inventories related to real estate business	6.00%-7.21%	4.35%-6.77%	4.35%-6.00%
Property, plant and equipment	0.88%-6.15%	0.75%-6.15%	1.15%-4.42%

e.	Depreciation and amortization

	For the Years Ended December 31
	2014	2015	2016
	NT$	NT$	NT$	US$ (Note 4)

Property, plant and equipment	$25,805,042	$28,938,770	$28,961,614	$893,877
Intangible assets	545,734	579,894	460,690	14,219

Total	$26,350,776	$29,518,664	$29,422,304	$908,096

Summary of depreciation by function
Operating costs	$24,050,546	$27,023,957	$26,948,106	$831,732
Operating expenses	1,754,496	1,914,813	2,013,508	62,145

	$25,805,042	$28,938,770	$28,961,614	$893,877

Summary of amortization by function
Operating costs	$180,719	$124,235	$145,953	$4,505
Operating expenses	365,015	455,659	314,737	9,714

	$545,734	$579,894	$460,690	$14,219
f.	Employee benefits expense

	For the Years Ended December 31
	2014	2015	2016
	NT$	NT$	NT$	US$ (Note 4)

Post-employment benefits (Note 21)
Defined contribution plans	$1,926,683	$2,324,737	$2,356,416	$72,729
Defined benefit plans	445,795	413,490	394,741	12,183
	2,372,478	2,738,227	2,751,157	84,912
Equity-settled share-based payments	110,157	133,496	470,788	14,530
Salary, incentives and bonus	40,475,594	41,985,329	43,491,243	1,342,322
Other employee benefits	5,646,896	5,898,135	6,034,697	186,256

	$48,605,125	$50,755,187	$52,747,885	$1,628,020

Summary of employee benefits expense by function
Operating costs	$33,243,224	$34,720,359	$35,588,529	$1,098,411
Operating expenses	15,361,901	16,034,828	17,159,356	529,610

	$48,605,125	$50,755,187	$52,747,885	$1,628,021

For the year ended December 31, 2014, the bonus to employees and the remuneration to directors and supervisors were stipulated by the former Articles of Incorporation at the rates in 7%-11% and no higher than 1% from net income (net of the bonus and remuneration), respectively. To be in compliance with the Company Act as amended in May 2015, the amended Articles of Incorporation of the Company, which has been approved in the shareholders’ meeting in June 2016, the employees’ compensation and remuneration to directors is accrued at the rates in 5.25%-8.25% and no higher than 0.75%, respectively, of net profit before income tax, employees’ compensation and remuneration to directors. A portion of other employee benefits for the years ended December 31, 2014 and 2015 has been reclassified to defined contribution plans to conform to the presentation of the year ended December 31, 2016.

For the year ended December 31, 2014, the bonus to employees and the remuneration to directors and supervisors were accrued based on 11% and 1%, respectively, of the net income (net of the bonus and remuneration). For the years ended December 31, 2015 and 2016, the employees’ compensation and the remuneration to directors were accrued based on 8.25% and 0.75% of net profit before income tax, employees’ compensation and remuneration to directors, respectively. The information was as follows.

	For the Years Ended December 31
	2014	2015	2016
	NT$	NT$	NT$	US$ (Note 4)

Bonus to employees	$2,335,786
Remuneration to directors and supervisors	212,344
Employees’ compensation		$2,033,500	$2,147,323	$66,275
Remuneration to directors		184,500	195,211	6,025

If there is a change in the proposed amounts after the consolidated financial statements authorized for issue, the differences are recorded as a change in accounting estimate.

On March 30, 2017, the Company’s board of directors approved the employees’ compensation and remuneration to directors in the amounts of NT$2,151,900 thousand (US$66,417 thousand) and NT$148,000 thousand (US$4,568 thousand) in cash, respectively. The difference between the actual amounts of employees’ compensation and remuneration to directors paid and the amounts recognized in the consolidated financial statements for the year ended December 31, 2016 was NT$ 42,634 thousand (US$1,315 thousand) which was not material to the consolidated financial statements as of and for the year ended December 31, 2016 and was charged against profit and loss in March 2017.

The appropriations of bonus to employees and remuneration to directors and supervisors for 2014 were approved in the shareholders’ meeting in June 2015, and the appropriations of employees’ compensation and remuneration to directors for 2015 were resolved by the board of directors in April 2016. The amounts of the bonus to employees/employees’ compensation and the remuneration to directors and supervisors are disclosed in the table below. After the amendments to the Articles had been resolved in the shareholders’ meeting held in June 2016, the appropriations of the employees’ compensation and remuneration to directors for 2015 were reported in the shareholders’ meeting.

	For Year 2014	For Year 2015
	NT$	NT$

Bonus to employees / employees’ compensation	$2,335,600	$2,033,800
Remuneration to directors and supervisors / directors	211,200	140,000

The differences between the bonus to employees and remuneration to directors and supervisors and the accrued amounts reflected in the consolidated financial statements for the years ended December 31, 2014 and the resolved amounts of the employees’ compensation and the remuneration to directors and the accrued amounts reflected in the consolidated financial statements for the years ended December 31, 2015 were deemed changes in estimates. The difference was NT$1,330 thousand and NT$44,200 thousand (US$1,364 thousand) and had been adjusted in earnings for the years ended December 31, 2015 and 2016, respectively.

24.	INCOME TAX

a.	Income tax recognized in profit or loss

The major components of income tax expense were as follows:

	For the Years Ended December 31
	2014	2015	2016
	NT$	NT$	NT$	US$ (Note 4)

Current income tax
In respect of the current year	$3,524,456	$4,029,076	$4,177,900	$128,948
Income tax on unappropriated earnings	1,281,877	187,654	829,345	25,597
Changes in estimate for prior years	72,380	(20,719)	28,160	869
	4,878,713	4,196,011	5,035,405	155,414

Deferred income tax
In respect of the current year	714,850	190,829	574,541	17,732
Adjustments attributable to changes in tax rates	-	3,794	14,184	438
Effect of foreign currency exchange differences	75,305	(58,671)	(26,498)	(818)
Changes in estimate for prior years	(2,914)	(20,890)	(206,788)	(6,382)
	787,241	115,062	355,439	10,970

Income tax expense recognized in profit or loss	$5,665,954	$4,311,073	$5,390,844	$166,384

A reconciliation of income tax expense calculated at the statutory rates and income tax expense recognized in profit or loss was as follows:

	For the Years Ended December 31
	2014	2015	2016
	NT$	NT$	NT$	US$ (Note 4)

Profit before income tax	$28,535,055	$25,011,788	$28,025,141	$864,974

Income tax expense calculated at the statutory rates	$5,101,984	$6,307,148	$8,643,781	$266,783
Nontaxable expense (income) in determining taxable income	128,644	160,530	(44,548)	(1,375)
Tax-exempt income	(623,652)	(537,987)	(700,274)	(21,613)
Additional income tax on unappropriated earnings	1,887,845	338,142	829,345	25,597
Loss carry-forward and income tax credits currently used	(1,329,753)	(1,286,705)	(898,700)	(27,738)
Remeasurement of deferred income tax assets, net	386,833	(688,584)	(2,797,673)	(86,348)
Changes in estimate for prior years	72,380	(20,719)	28,160	869
Withholding tax	48,310	39,248	81,543	2,517
Land value increment tax	(6,637)	-	249,210	7,692
Income tax expense recognized in profit or loss	$5,665,954	$4,311,073	$5,390,844	$166,384

For the years ended December 31, 2014, 2015 and 2016, the Group applied a tax rate of 17% for resident entities subject to the Income Tax Law of the ROC; for the subsidiaries located in China, the applied tax rate was 25%; and for other jurisdictions, the Group measures taxes by using the applicable tax rate for each individual jurisdiction.

b.	Income tax recognized directly in equity

	For the Years Ended December 31
	2014	2015	2016
	NT$	NT$	NT$	US$ (Note 4)

Deferred income tax
Related to employee share options	$4,481	$(33)	$(204)	$(6)

c.	Income tax recognized in other comprehensive income

	For the Years Ended December 31
	2014	2015	2016
	NT$	NT$	NT$	US$ (Note 4)

Deferred income tax
Related to remeasurement of defined benefit plans	$23,885	$11,002	$73,637	$2,273

d.	Current tax assets and liabilities

	December 31
	2015	2016
	NT$	NT$	US$ (Note 4)

Current tax assets
Tax refund receivable	$10,984	$260,559	$8,042
Prepaid income tax	157,733	211,193	6,518

	$168,717	$471,752	$14,560

Current tax liabilities
Income tax payable	$6,746,022	$6,846,350	$211,307

e.	Deferred tax assets and liabilities

The Group offset certain deferred tax assets and deferred tax liabilities which met the offset criteria.

The movements of deferred tax assets and deferred tax liabilities were as follows:

	Balance at January 1	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Recognized in Equity	Exchange Differences	Acquisitions through business combinations	Balance at December 31
	NT$	NT$	NT$	NT$	NT$	NT$	NT$

Year ended December 31, 2014

Temporary differences
Property, plant and equipment	$(1,684,616)	$(804,082)	$-	$-	$56,843	$-	$(2,431,855)
Defined benefit obligation	854,540	(59,807)	23,885	-	(21,976)	-	796,642
FVTPL financial instruments	(12,329)	(170,722)	-	-	12,992	-	(170,059)
Others	767,744	372,563	-	4,481	21,509	-	1,166,297
	(74,661)	(662,048)	23,885	4,481	69,368	-	(638,975)

(Continued)

	Balance at January 1	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Recognized in Equity	Exchange Differences	Acquisitions through business combinations	Balance at December 31
	NT$	NT$	NT$	NT$	NT$	NT$	NT$

Loss carry-forward	$270,031	$246,334	$-	$-	$3,533	$-	$519,898
Investment credits	825,565	(370,674)	-	-	(2,560)	-	452,331
Others	-	(853)	-	-	-	-	(853)

	$1,020,935	$(787,241)	$23,885	$4,481	$70,341	$-	$332,401
Year ended December 31, 2015

Temporary differences
Property, plant and equipment	$(2,431,855)	$(1,083,273)	$-	$-	$10,670	$-	$(3,504,458)
Defined benefit obligation	796,642	20,398	11,002	-	17,897	-	845,939
FVTPL financial instruments	(170,059)	(62,152)	-	-	13	-	(232,198)
Others	1,166,297	229,799	-	(33)	(11,076)	-	1,384,987
	(638,975)	(895,228)	11,002	(33)	17,504	-	(1,505,730)
Loss carry-forward	519,898	812,217	-	-	(8,538)	-	1,323,577
Investment credits	452,331	(32,904)	-	-	(68,308)	-	351,119
Others	(853)	853	-	-	-	-	-

	$332,401	$(115,062)	$11,002	$(33)	$(59,342)	$-	$168,966

Year ended December 31, 2016

Temporary differences
Property, plant and equipment	$(3,504,458)	$(182,291)	$-	$-	$(72,098)	$-	$(3,758,847)
Defined benefit obligation	845,939	(48,601)	73,637	-	2,509	-	873,484
FVTPL financial instruments	(232,198)	212,737	-	-	(1,902)	-	(21,363)
Others	1,384,987	(283,179)	-	(204)	(21,780)	-	1,079,824
	(1,505,730)	(301,334)	73,637	(204)	(93,271)	-	(1,826,902)
Loss carry-forward	1,323,577	(110,967)	-	-	(91,008)	2,939	1,124,541
Investment credits	351,119	56,862	-	-	(25,245)	-	382,736

	$168,966	$(355,439)	$73,637	$(204)	$(209,524)	$2,939	$(319,625)

	Balance at January 1	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Recognized in Equity	Exchange Differences	Acquisitions through business combinations	Balance at December 31
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Year ended December 31, 2016

Temporary differences
Property, plant and equipment	$(108,162)	$(5,626)	$-	$-	$(2,225)	$-	$(116,013)
Defined benefit obligation	26,109	(1,500)	2,273	-	77	-	26,959
FVTPL financial instruments	(7,167)	6,566	-	-	(59)	-	(660)
Others	42,747	(8,740)	-	(6)	(672)	-	33,329
	(46,473)	(9,300)	2,273	(6)	(2,879)	-	(56,385)
Loss carry-forward	40,851	(3,425)	-	-	(2,809)	91	34,708
Investment credits	10,837	1,755	-	-	(779)	-	11,813

	$5,215	$(10,970)	$2,273	$(6)	$(6,467)	$91	$(9,864)

f.	Items for which no deferred tax assets have been recognized

Unrecognized deferred tax assets related to loss carry-forward, investment credits and deductible temporary differences were summarized as follows:

	December 31
	2015	2016
	NT$	NT$	US$ (Note 4)

Loss carry-forward	$666,373	$652,593	$20,142
Investment credits	387,480	280,068	8,644
Deductible temporary differences	1,007,105	904,441	27,915

	$2,060,958	$1,837,102	$56,701

The unrecognized loss carry-forward will expire through 2030 and the unrecognized investment credits will expire through 2018.

g.	Information about unused loss carry-forward, unused investment credits, tax-exemption and other tax relief

As of December 31, 2016, the unused loss carry-forward comprised of:

Year of Expiry	NT$	US$
		(Note 4)

2017	$241,278	$7,447
2018	255,577	7,888
2019	291,521	8,998
2020	766,478	23,657
2021 and thereafter	222,279	6,860

	$1,777,133	$54,850

As of December 31, 2016, unused investment credits comprised of:

	Remaining Creditable Amount
Tax Credit Source	NT$	US$	Expiry Year
		(Note 4)

Purchase of machinery and equipment	$647,923	$19,998	2018
Others	14,881	459	2017

	$662,804	$20,457

As of December 31, 2016, profits attributable to the following expansion projects were exempted from income tax for a 5-year period:

Tax-exemption Period

Construction and expansion of 2004 by the Company	2012.01-2016.12
Construction and expansion of 2005 by the Company	2012.01-2016.12
Construction and expansion of 2007 by the Company	2016.01-2020.12
Construction and expansion of 2008 by the Company	2014.01-2018.12
Construction and expansion of 2008 by ASE Test Inc.	2014.01-2018.12
Construction and expansion of 2009 by ASE Test Inc.	2018.01-2022.12
Construction of 2005 by ASE Electronics Inc.	2012.01-2016.12
Expansion of 2008 by ASE Electronics Inc.	2016.01-2020.12

Some China subsidiaries qualified as high technology enterprises were entitled to a reduced income tax rate of 15% and were eligible to deduct certain times of research and development expenses from their taxable income.

h.	Unrecognized deferred tax liabilities associated with investments

As of December 31, 2015 and 2016, the taxable temporary differences associated with the investments in subsidiaries for which no deferred tax liabilities have been recognized were NT$12,676,347 thousand and NT$14,417,873 thousand (US$444,996 thousand), respectively.

i.	Integrated income tax

As of December 31, 2015 and 2016, unappropriated earnings were all generated on and after January 1, 1998. As of December 31, 2015 and 2016, the balance of the Imputation Credit Account was NT$1,913,243 thousand and NT$3,328,374 thousand (US$102,728 thousand), respectively.

The creditable ratio for the distribution of earnings of 2015 and 2016 was 9.65% (actual) and 9.31% (estimated), respectively.

j.	Income tax assessments

Income tax returns of ASE Inc. and its ROC subsidiaries have been examined by authorities through 2012 and through 2013 to 2014, respectively. ASE Inc. and some of its ROC subsidiaries disagreed with the result of examinations relating to its income tax returns for 2004 through 2008 and 2010 through 2012 and appealed to the tax authorities. A settlement was reached in the second quarter of 2015. The related income tax expenses in the years resulting from the examinations have been accrued in respective tax years or in the year of the settlement.

25.	EARNINGS PER SHARE

The earnings and weighted average number of ordinary shares outstanding in the computation of earnings per share were as follows:

Net profit for the year

	For the Years Ended December 31
	2014	2015	2016
	NT$	NT$	NT$	US$ (Note 4)

Profit for the year attributable to owners of the Company	$22,228,602	$19,732,148	$21,361,606	$659,309
Effect of potentially dilutive ordinary shares:
Diluted impact from subsidiaries and investments in associates	(260,925)	(210,126)	(868,747)	(26,813)
Convertible bonds	931,344	901,187	(1,165,506)	(35,973)

Earnings used in the computation of diluted earnings per share	$22,899,021	$20,423,209	$19,327,353	$596,523

Weighted average number of ordinary shares outstanding (in thousand shares):

	For the Years Ended December 31
	2014	2015	2016

Weighted average number of ordinary shares in computation of basic earnings per share	7,687,930	7,652,773	7,662,870
Effect of potentially dilutive ordinary shares:
Convertible bonds	375,271	455,671	515,295
Employee share options	101,850	86,994	59,218
Bonus to employees or employees’ compensation	55,643	54,626	46,746

Weighted average number of ordinary shares in computation of diluted earnings per share	8,220,694	8,250,064	8,284,129

For purposes of the ADS calculation, the denominator represents the above-mentioned weighted average outstanding shares divided by five (one ADS represents five ordinary shares). The numerator was the same.

The Group is able to settle the bonus to employees and employees’ compensation by cash or shares. The Group assumed that the entire amount of the compensation would be settled in shares and the resulting potential shares were included in the weighted average number of ordinary shares outstanding used in the computation of diluted earnings per share if the effect is dilutive. Such dilutive effect of the potential shares was included in the computation of diluted earnings per share until the shareholders approve the number of shares to be distributed to employees at their meeting in the following year.

26.	SHARE-BASED PAYMENT ARRANGEMENTS

Employee share option plans of the Company and its subsidiaries

In order to attract, retain and reward employees, ASE Inc. had five employee share option plans for full-time employees of the Group, including 100,000 thousand share options approved to be granted in April 2015. Each share option represents the right to purchase one ordinary share of ASE Inc. when exercised. Under the terms of the plans, share options are granted at an exercise price equal to or not less than the closing price of the ordinary shares listed on the TSE at the grant date. The option rights of these plans are valid for 10 years, non-transferable and exercisable at certain percentages subsequent to the second anniversary of the grant date. For any subsequent changes in the Company’s capital structure, the exercise price is accordingly adjusted.

a.	ASE Inc. Option Plans

Information about share options was as follows:

	For the Years Ended December 31
	2014		2015		2016
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price	Options	Price
	(In	Per Share	(In	Per Share	(In	Per Share
	Thousands)	(NT$)	Thousands)	(NT$)	Thousands)	(NT$)

Balance at January 1	285,480	$20.5	209,745	$20.7	252,607	$26.6
Options granted	-	-	94,270	36.5	-	-
Options forfeited	(1,515)	20.5	(1,975)	30.3	(6,056)	34.6
Options expired	(322)	13.5	(730)	11.1	-	-
Options exercised	(73,898)	19.7	(48,703)	20.6	(35,756)	20.9

Balance at December 31	209,745	20.7	252,607	26.6	210,795	27.3

Options exercisable, end of year	189,240	20.7	158,103	20.8	123,007	20.8

Weighted-average fair value of options granted (NT$)	$-		$ 7.18~7.39		$-

The weighted average share price at exercise dates of share options for the years ended December 31, 2014, 2015 and 2016 was NT$35.1, NT$38.8 and NT$36.2 (US$1.12) , respectively.

Information about the Company’s outstanding share options at each balance sheet date was as follows:

	Range of Exercise Price Per Share (NT$)	Weighted Average Remaining Contractual Life (Years)

December 31, 2015	$ 20.4-22.6	3.5
	36.5	9.7

December 31, 2016	20.4-22.6	2.5
	36.5	8.7

b.	ASE Mauritius Inc. Option Plan

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

Information about share options was as follows:

	For the Years Ended December 31
	2014		2015		2016
	Number of	Exercise	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price	Options	Price
	(In	Per Share	(In	Per Share	(In	Per Share
	Thousands)	(US$)	Thousands)	(US$)	Thousands)	(US$)

Balance at January 1	28,545	$1.7	28,545	$1.7	28,470	$1.7
Options forfeited	-	-	(75)	1.7	-	-

Balance at December 31	28,545	1.7	28,470	1.7	28,470	1.7

Options exercisable, end of year	28,545	1.7	28,470	1.7	28,470	1.7

As of December 31, 2015 and 2016, the share options were all vested and the remaining contractual life was 2 years and 1 year, respectively.

c.	USIE Option Plans

The terms of the plans issued by USIE were the same with those of the Company’s option plans.

Information about share options was as follows:

	For the Years Ended December 31
	2014		2015		2016
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price	Options	Price
	(In	Per Share	(In	Per Share	(In	Per Share
	Thousands)	(US$)	Thousands)	(US$)	Thousands)	(US$)

Balance at January 1	34,939	$2.1	34,159	$2.1	29,695	$2.1
Options forfeited	-	-	(84)	2.8	-	-
Options exercised	(780)	1.5	(4,380)	1.9	(3,762)	2.0

(Continued)

	For the Years Ended December 31
	2014		2015		2016
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price	Options	Price
	(In	Per Share	(In	Per Share	(In	Per Share
	Thousands)	(US$)	Thousands)	(US$)	Thousands)	(US$)

Balance at December 31	34,159	2.1	29,695	2.1	25,933	2.2

Options exercisable, end of year	30,874	2.0	28,106	2.1	25,933	2.2

Information about USIE’s outstanding share options at each balance sheet date was as follows:

	Range of Exercise Price Per Share (US$)	Weighted Average Remaining Contractual Life (Years)

December 31, 2015	$1.5	5.0
	2.4-2.9	4.9

December 31, 2016	1.5	4.0
	2.4-2.9	3.9

In 2015 and 2016, the Group’s shareholdings of USIE decreased due to USIE’s share options exercised. The transaction was accounted for as an equity transaction since the Group did not cease to have control over USIE and, as a result, capital surplus was decreased by NT$564,344 thousand and NT$444,320 thousand (US$13,714 thousand) in 2015 and 2016, respectively.

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

Information about share options was as follows:

	For the Years Ended December 31
	2015		2016
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price
	(In	Per Share	(In	Per Share
	Thousands)	(CNY)	Thousands)	(CNY)

Balance at January 1	-	$-	26,627	$15.5
Options granted	26,640	15.5	-	-
Options forfeited	(13)	15.5	(1,630)	15.5

Balance at December 31	26,627	15.5	24,997	15.5

Options exercisable, end of year	-	-	-	-

Weighted-average fair value of options granted (CNY)	$5.95~7.14		$-

As of December 31, 2015 and 2016, the remaining contractual life of the share options was 9.9 years and 8.9 years, respectively.

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

In December 2014 and 2015, USIE had modified the terms of its option plan granted in 2007 to extend the valid period from 11 years to 12 years and from 12 years to 13 years, respectively. The incremental fair value of NT$10,378 thousand and NT$13,721 thousand were all recognized as employee benefits expense in 2014 and 2015, respectively, since the options were all vested.

Employee benefits expense recognized on employee share options was NT$110,157 thousand, NT$133,496 thousand and NT$470,788 thousand (US$14,530 thousand) for the years ended December 31, 2014, 2015 and 2016, respectively.

27.	BUSINESS COMBINATIONS

a.	Subsidiary acquired

	Principal Activity	Date of Acquisition	Proportion of Voting Equity Interests Acquired	Cash Consideration
				NT$

TLJ	Engaged in information software services	May 3, 2016	60%	$89,998

b.	Consideration transferred, preliminary fair value of assets acquired and liabilities assumed as well as net cash outflow on acquisition of subsidiaries at the acquisition dates were as follows:

	NT$	US$ (Note 4)

Current assets	$16,645	$514
Non-current assets	4,081	126
Current liabilities	(7,599)	(234)
	13,127	406
Non-controlling interests	(7,021)	(217)
Goodwill	83,892	2,589
Total consideration	89,998	2,778
Less: Cash and cash equivalent acquired	(16,561)	(511)

	$73,437	$2,267

In May 2016, the Company’s subsidiary, ASE Test, Inc., acquired 60% shareholdings of TLJ with a total consideration determined primarily based on independent professional appraisal reports. NT$41,739 thousand (US$1,288 thousand) out of the total consideration was paid to key management personnel and related parties. As of December 31, 2016, the Group has not completed the identification of the difference between the cost of the investment and the Group’s share of the net fair value of TLJ’s identifiable assets and liabilities and, as a result, the difference was recognized as goodwill provisionally.

28.	EQUITY TRANSACTION WITH NON-CONTROLLING INTERESTS

In November 2014, USISH completed its cash capital increase of CNY2,017,690 thousand and the Group’s shareholdings of USISH decreased from 88.6% to 82.1% since the Group did not subscribe for additional new shares.

In April 2015, the Group’s subsidiary, USIE, sold its shareholdings of 54,000 thousand ordinary shares of USISH amounting to CNY1,992,060 thousand and, as a result, the Group’s shareholdings of USISH decreased from 82.1% to 77.2%. The transaction was accounted for as an equity transaction since the Group did not cease to have control over USISH and, as a result, capital surplus was increased by NT$7,197,510 thousand in the second quarter of 2015.

In February 2016, USIE repurchased its own 4,501 thousand outstanding ordinary shares and, as a result, the Group’s shareholdings of USIE increased from 96.7% to 98.8%. The transaction was accounted for as an equity transaction since the Group did not cease to have control over USIE and capital surplus was decreased by NT$1,912,887 thousand in the first quarter of 2016.

In February 2016, the Company disposed 39,603 thousand shares in USI to the Company’s subsidiary, UGTW, at NT$20 per share with a total consideration of NT$792,064 thousand (US$24,446 thousand) and, as a result, the Group’s shareholdings of USI decreased from 99.0% to 76.5%. The transaction was accounted for as an equity transaction since the Group did not cease to have control over USI and capital surplus was decreased by NT$20,552 thousand (US$634 thousand).

29.	NON-CASH TRANSACTIONS

For the years ended December 31, 2014, 2015 and 2016, the Group entered into the following non-cash investing activities which were not reflected in the consolidated statements of cash flows:

	For the Years Ended December 31
	2014	2015	2016
	NT$	NT$	NT$	US$ (Note 4)

Payments for property, plant and equipment
Purchase of property, plant and equipment	$43,448,587	$28,280,821	$27,680,862	$854,348
Decrease in prepayments for property, plant and equipment (recorded under the line item of other non-current assets)	(34,894)	(267,334)	(89,337)	(2,757)
(Increase) decrease in payables for property, plant and equipment	(3,688,526)	2,314,772	(823,171)	(25,407)
Capitalized borrowing costs	(126,203)	(48,135)	(54,191)	(1,673)

	$39,598,964	$30,280,124	$26,714,163	$824,511

Proceeds from disposal of property, plant and equipment
Consideration from disposal of property, plant and equipment	$462,438	$201,766	$692,826	$21,383
(Increase) decrease in other receivables	(41,231)	41,265	(22,626)	(698)

	$421,207	$243,031	$670,200	$20,685

Payments for other intangible assets
Purchase for other intangible assets	$396,466	$491,135	$675,144	$20,838
Increase in other payables	-	-	(120,938)	(3,733)
Increase in other liabilities	-	-	(40,313)	(1,244)

	$396,466	$491,135	$513,893	$15,861

30.	OPERATING LEASE ARRANGEMENTS

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

The subsidiaries’ offices located in U.S.A. and Japan, etc. are leased from other parties and the lease terms will expire through 2017 to 2023 with the option to renew the leases upon expiration.

The Group recognized rental expense of NT$1,459,835 thousand, NT$1,390,821 thousand and NT$ 1,411,533 thousand (US$43,566 thousand) for the years ended December 31, 2014, 2015 and 2016, respectively.

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

32. FINANCIAL INSTRUMENTS

a.	Fair value of financial instruments that are not measured at fair value

1)	Fair value of financial instruments not measured at fair value but for which fair value is disclosed

Except bonds payable measured at amortized cost, the management considered that the carrying amounts of financial assets and financial liabilities not measured at fair value approximate their fair values. The carrying amounts and fair value of bonds payable as of December 31, 2015 and 2016, respectively, were as follows:

	Carrying Amount		Fair Value
	NT$	US$ (Note 4)	NT$	US$ (Note 4)

December 31, 2015	$38,426,250		$38,465,355
December 31, 2016	36,999,903	$1,141,972	37,300,356	$1,151,246

2)	Fair value hierarchy

The aforementioned fair value hierarchy of bonds payable was Level 3 which was determined based on discounted cash flow analysis with the applicable yield curve for the duration or the latest trading prices.

b.	Fair value of financial instruments that are measured at fair value on a recurring basis

1)	Fair value hierarchy

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$

December 31, 2015

Financial assets at FVTPL
Financial assets designated as at FVTPL
Structured time deposits	$-	$1,646,357	$-	$1,646,357
Private-placement convertible bonds	-	100,500	-	100,500

(Continued)

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$

Derivative financial assets
Swap contracts	$-	$1,452,611	$-	$1,452,611
Forward exchange contracts	-	18,913	-	18,913
Forward currency options	-	5,020	-	5,020

Non-derivative financial assets held for trading
Open-end mutual funds	573,242	-	-	573,242
Quoted shares	37,058	-	-	37,058

	$610,300	$3,223,401	$-	$3,833,701

Available-for-sale financial assets
Limited Partnership	$-	$-	$476,612	$476,612
Unquoted shares	-	-	264,477	264,477
Quoted shares	197,580	-	-	197,580
Open-end mutual funds	16,037	-	-	16,037

	$213,617	$-	$741,089	$954,706

Financial liabilities at FVTPL
Derivative financial liabilities
Conversion option, redemption option and put option of convertible bonds	$-	$2,632,565	$-	$2,632,565
Swap contracts	-	290,176	-	290,176
Forward exchange contracts	-	69,207	-	69,207
Foreign currency option contracts	-	13,659	-	13,659
Interest rate swap contracts	-	119	-	119

	$-	$3,005,726	$-	$3,005,726

(Concluded)

	Level 1		Level 2		Level 3		Total
	NT$	US$ (Note 4)	NT$	US$ (Note 4)	NT$	US$ (Note 4)	NT$	US$ (Note 4)

December 31, 2016

Financial assets at FVTPL
Financial assets designated as at FVTPL
Private-placement convertible bonds	$-	$-	$100,583	$3,104	$-	$-	$100,583	$3,104

Derivative financial assets
Swap contracts	-	-	462,339	14,270	-	-	462,339	14,270
Forward exchange contracts	-	-	66,872	2,064	-	-	66,872	2,064

Non-derivative financial assets held for trading
Quoted shares	1,855,073	57,255	-	-	-	-	1,855,073	57,255
Open-end mutual funds	584,945	18,054	-	-	-	-	584,945	18,054

	$2,440,018	$75,309	$629,794	$19,438	$-	$-	$3,069,812	$94,747

Available-for-sale financial assets
Unquoted shares	$-	$-	$-	$-	$631,418	$19,488	$631,418	$19,488
Limited partnership	-	-	-	-	273,372	8,437	273,372	8,437
Open-end mutual funds	243,458	7,514	-	-	-	-	243,458	7,514
Quoted shares	146,786	4,531	-	-	-	-	146,786	4,531

	$390,244	$12,045	$-	$-	$904,790	$27,925	$1,295,034	$39,970

(Continued)

	Level 1		Level 2		Level 3		Total
	NT$	US$ (Note 4)	NT$	US$ (Note 4)	NT$	US$ (Note 4)	NT$	US$ (Note 4)

Financial liabilities at FVTPL
Derivative financial liabilities
Conversion option, redemption option and put option of convertible bonds	$-	$-	$1,213,890	$37,466	$-	$-	$1,213,890	$37,466
Swap contracts	-	-	422,934	13,054	-	-	422,934	13,054
Forward exchange contracts	-	-	108,912	3,361	-	-	108,912	3,361
Foreign currency option contracts	-	-	17,924	553	-	-	17,924	553

	$-	$-	$1,763,660	$54,434	$-	$-	$1,763,660	$54,434

(Concluded)

For the financial assets and liabilities that were measured at fair value on a recurring basis held for the years ended December 31, 2015 and 2016, there were no transfers between Level 1 and Level 2 of the fair value hierarchy.

2)	Reconciliation of Level 3 fair value measurements of financial assets

The financial assets measured at Level 3 fair value were equity investments with no quoted prices classified as available-for-sale financial assets - non-current. Reconciliations for the years ended December 31, 2014, 2015 and 2016 were as follows:

	For the Years Ended December 31
	2014	2015	2016
	NT$	NT$	NT$	US$ (Note 4)

Balance at January 1	$797,162	$778,866	$741,089	$22,873
Purchases	38,793	2,010	495,928	15,306
Total gain or loss
In profit or loss	(10,390)	(15,891)	(100,734)	(3,109)
In other comprehensive income	(25,687)	21,195	(202,565)	(6,252)
Disposals	(21,012)	(45,091)	(28,928)	(893)

Balance at December 31	$778,866	$741,089	$904,790	$27,925

3)	Valuation techniques and assumptions applied for the purpose of measuring fair value

a)	Valuation techniques and inputs applied for the purpose of measuring Level 2 fair value measurement

Financial Instruments	Valuation Techniques and Inputs

Derivatives - swap contracts, forward exchange contracts, foreign currency option contracts and interest rate swap contracts	Discounted cash flows - Future cash flows are estimated based on observable forward exchange rates or interest rates at balance sheet dates and contract forward exchange rates or interest rates, discounted at rates that reflected the credit risk of various counterparties.

Derivatives - conversion option, redemption option and put option of convertible bonds	Option pricing model - Incorporation of present value techniques and reflect both the time value and the intrinsic value of options

Structured time deposits and private-placement convertible bonds	Discounted cash flows - Future cash flows are estimated based on observable forward exchange rates or stock prices at balance sheet dates and contract interest rate ranges or conversion prices, discounted at rates that reflected the credit risk of various counterparties.

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

In 2014, the Group assessed the financial condition as well as future operating performance of its available-for-sale financial assets and then charged an impairment loss of NT$10,390 under the line item of other gains and losses in the consolidated statement of comprehensive income for the year ended December 31, 2014.

In 2016, the fair values of investments in limited partnership are measured by estimating future cash inflows from disposal (net of transaction cost). The Group recognized an impairment loss of NT$90,000 thousand (US$2,778 thousand) under the line item of other gains and losses in the consolidated statements of comprehensive income for the year ended December 31, 2016.

c.	Categories of financial instruments

	December 31
	2015	2016
	NT$	NT$	US$ (Note 4)

Financial assets

FVTPL
Designated as at FVTPL	$1,746,857	$100,583	$3,104
Held for trading	2,086,844	2,969,229	91,643
Available-for-sale financial assets	954,706	1,295,034	39,970
Loans and receivables (Note 1)	101,259,880	92,082,628	2,842,056

Financial liabilities

FVTPL
Held for trading	3,005,726	1,763,660	54,434
Measured at amortized cost (Note 2)	173,294,140	168,397,006	5,197,438

Note 1:	The balances included loans and receivables measured at amortized cost which comprise cash and cash equivalents, trade and other receivables and other financial assets.

Note 2:	The balances included financial liabilities measured at amortized cost which comprise short-term borrowings, short-term bills payable, trade and other payables, bonds payable and long-term borrowings.

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

The Group was principally subject to the impact to exchange rate fluctuation in US$ and JPY against NT$ or CNY. 1% is the sensitivity rate used when reporting foreign currency exchange rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign currency exchange rates. The sensitivity analysis included financial assets and liabilities and inter-company receivables and payables within the Group. The changes in profit before income tax due to a 1% change in U.S. dollars and Japanese yen both against NT$ and CNY would be NT$41,000 thousand, NT$18,000 thousand and NT$69,000 thousand (US$2,130 thousand) for the years ended December 31, 2014, 2015 and 2016, respectively. Hedging contracts and hedged items have been taken into account while measuring the changes in profit before income tax. The abovementioned sensitivity analysis mainly focused on the foreign currency monetary items at the end of the year. As the year-end exposure did not reflect the exposure for the years ended December 31, 2014, 2015 and 2016, the abovementioned sensitivity analysis was unrepresentative of those years.

b)	Interest rate risk

Except a portion of long-term borrowings and bonds payable at fixed interest rates, the Group was exposed to interest rate risk because group entities borrowed funds at floating interest rates. Changes in market interest rates will lead to variances in effective interest rates of borrowings from which the future cash flow fluctuations arise. The Group entered into a variety of derivative financial instruments to hedge interest rate risk to minimize the fluctuations of assets and liabilities denominated in interest rate.

The carrying amounts of the Group's financial assets and financial liabilities with exposure to interest rates at each balance sheet date were as follows:

	December 31
	2015	2016
	NT$	NT$	US$ (Note 4)
Fair value interest rate risk
Financial liabilities	$18,030,482	$30,243,887	$933,453

Cash flow interest rate risk
Financial assets	53,475,994	29,977,709	925,238
Financial liabilities	65,213,083	65,800,323	2,030,874

For assets and liabilities with floating interest rates, a 100 basis point increase or decrease was used when reporting interest rate risk internally to key management personnel. If interest rates had been 100 basis points (1%) higher or lower and all other variables held constant, the Group’s profit before income tax for the years ended December 31, 2014, 2015 and 2016 would have decreased or increased approximately by NT$135,000 thousand, NT$117,000 thousand and NT$358,000 thousand (US$11,049 thousand), respectively. Hedging contracts and hedged items have been taken into account while measuring the changes in profit before income tax. The abovementioned sensitivity analysis mainly focused on the interest rate items at the end of the reporting period. As the period-end exposure did not reflect the exposure for the years ended December 31, 2014, 2015 and 2016, the abovementioned sensitivity analysis was unrepresentative of those periods.

c)	Other price risk

The Group was exposed to equity or debt price risk through its investments in financial assets at FVTPL, including private-placement convertible bonds, quoted shares, open-end mutual funds, and available-for-sale financial assets. If equity or debt prices were 1% higher or lower, profit before income tax for the years ended December 31, 2014, 2015 and 2016 would have increased or decreased approximately by NT$6,800 thousand, NT$7,100 thousand and NT$26,000 thousand (US$802 thousand), respectively, and other comprehensive income before income tax for the years ended December 31, 2014, 2015 and 2016 would have increased or decreased approximately by NT$25,000 thousand, NT$10,000 thousand and NT$13,000 thousand (US$401 thousand), respectively.

In addition, the Group was also exposed to the Company’s ordinary share price risk through Bonds Options recognized as financial liabilities held for trading. 7% is the sensitivity rate used when reporting price risk internally to key management personnel. If the Company’s ordinary share price increased or decreased by 7%, profit before income tax for the years ended December 31, 2014, 2015 and 2016 would have decreased approximately by NT$651,000 thousand, NT$605,000 thousand and NT$510,000 thousand (US$15,741 thousand), respectively, or increased approximately by NT$608,000 thousand, NT$638,000 thousand and NT$445,000 thousand (US$13,735 thousand), respectively.

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

To the extent that interest flows are floating rate, the undiscounted amounts were derived from the interest rates at each balance sheet date.

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	1 to 5 Years	More than 5 Years
	NT$	NT$	NT$	NT$	NT$

December 31, 2015

Non-derivative financial liabilities
Non-interest bearing	$19,393,406	$19,626,026	$6,493,504	$1,926	$194,346
Floating interest rate liabilities	6,617,050	5,677,129	10,582,324	39,202,454	775,273
Fixed interest rate liabilities	16,168,484	2,463,617	24,787,238	18,078,920	-

	$42,178,940	$27,766,772	$41,863,066	$57,283,300	$969,619

December 31, 2016

Non-derivative financial liabilities
Non-interest bearing	$23,907,221	$20,553,395	$4,360,322	$42,285	$190,941
Floating interest rate liabilities	9,733,727	5,232,407	6,634,931	44,504,416	1,728,448
Fixed interest rate liabilities	5,360,644	1,019,221	10,549,983	28,553,095	2,062,500

	$39,001,592	$26,805,023	$21,545,236	$73,099,796	$3,981,889

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	1 to 5 Years	More than 5 Years
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)
December 31, 2016

Non-derivative financial liabilities
Non-interest bearing	$737,877	$634,364	$134,578	$1,305	$5,893
Floating interest rate liabilities	300,424	161,494	204,782	1,373,593	53,347
Fixed interest rate liabilities	165,452	31,457	325,617	881,268	63,658

	$1,203,753	$827,315	$664,977	$2,256,166	$122,898

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

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year
	NT$	NT$	NT$

December 31, 2015

Net settled
Forward exchange contracts	$(230)	$3,435	$-
Foreign currency option contracts	$2,054	$8,735	$-

Gross settled
Forward exchange contracts
Inflows	$2,822,265	$2,421,602	$-
Outflows	(2,836,080)	(2,429,050)	-
	(13,815)	(7,448)	-

Swap contracts
Inflows	$16,561,521	$22,476,799	$36,796,825
Outflows	(16,564,549)	(22,007,274)	(35,813,527)
	(3,028)	469,525	983,298

Interest rate swap contracts
Inflows	12,603	12,466	25,069
Outflows	(11,595)	(11,469)	(23,063)
	1,008	997	2,006

	$(15,835)	$463,074	$985,304

December 31, 2016

Net settled
Forward exchange contracts	$22,680	$13,320	$-
Foreign currency option contracts	$(344)	$-	$-

Gross settled
Forward exchange contracts
Inflows	$5,134,196	$912,213	$-
Outflows	(5,245,724)	(915,900)	-
	(111,528)	(3,687)	-

Swap contracts
Inflows	5,345,159	17,399,695	43,537,500
Outflows	(5,439,190)	(17,540,927)	(42,882,201)
	(94,031)	(141,232)	655,299

	$(205,559)	$(144,919)	$655,299

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

December 31, 2016
Net settled
Forward exchange contracts	$700	$411	$-
Foreign currency option contracts	$(10)	$-	$-

Gross settled
Forward exchange contracts
Inflows	$158,463	$28,155	$-
Outflows	(161,905)	(28,269)	-
	(3,442)	(114)	-

Swap contracts
Inflows	$164,974	$537,028	$1,343,750
Outflows	(167,876)	(541,387)	(1,323,525)
	(2,902)	(4,359)	20,225

	$(6,344)	$(4,473)	$20,225

33.	RELATED PARTY TRANSACTIONS

Balances and transactions within the Group had been eliminated upon consolidation. Details of transactions between the Group and other related parties were disclosed as follows:

a.	The Company contributed each NT$100,000 thousand (US$3,086 thousand) to ASE Cultural and Educational Foundation (“ASE Foundation”) during 2014, 2015 and 2016, respectively, for environmental charity in promoting the related domestic environmental protection and public service activities (Note 35).

b.	During 2016, the Company acquired patents and specific technology from an associate at NT$403,543 thousand (US$12,455 thousand), which was primarily based on independent professional appraisal reports. As of December 31, 2016, NT$161,250 thousand (US$4,977 thousand) has not been paid and was accrued under the line item of other payables and other non-current liabilities.

c.	During 2014 and 2015, the Company acquired real estate from an associate at NT$4,540,086 thousand and NT$2,466,000 thousand, respectively, which were primarily based on independent professional appraisal reports and fully paid.

d.	During 2014, the construction of buildings with green design concept and other projects on current leased property for which the Company contracted with an associate has been completed with a total consideration of NT$349,646 thousand, which was primarily based on independent professional appraisal reports as well as request for quotation and price negotiation, and the payment schedule was based on the agreed acceptance progress. In addition, the Company contracted with the same associate for the construction of employee dormitory on leased property. During 2015 and 2016, the employee dormitory has been capitalized for NT$504,600 thousand and NT$875,000 thousand (US$27,006 thousand), respectively. As of December 31, 2016, NT$228,500 thousand (US$7,052 thousand) has not been paid and was accrued under the line item of other payables.

e.	During 2014, the Company donated NT$15,000 thousand to Social Affairs Bureau of the Kaohsiung City Government through ASE Foundation to help the Kaohsiung City Government rebuild the damaged area and settle the residents who suffered or needed to be evacuated from home due to the gas explosion accident in the Qianzhen District of the Kaohsiung City.

f.	In February 2016, USIE repurchased its own 1,801 thousand outstanding ordinary shares from the Group’s key management personnel with approximately NT$1,130,650 thousand (US$34,897 thousand).

g.	Compensation to key management personnel

	For the Years Ended December 31
	2014	2015	2016
	NT$	NT$	NT$	US$ (Note 4)

Short-term employee benefits	$989,720	$812,002	$790,460	$24,397
Post-employment benefits	4,049	3,944	4,790	148
Share-based payments	50,327	17,937	11,547	356

	$1,044,096	$833,883	$806,797	$24,901

The compensation to the Company’s key management personnel is determined according to personal performance and market trends.

34.	ASSETS PLEDGED AS COLLATERAL OR FOR SECURITY

In addition to Note 9, the following assets were provided as collateral for bank borrowings and the tariff guarantees of imported raw materials:

	December 31
	2015	2016
	NT$	NT$	US$ (Note 4)

Inventories related to real estate business	$16,312,519	$16,813,023	$518,921
Other financial assets (including current and non-current)	229,613	220,228	6,797

	$16,542,132	$17,033,251	$525,718

35.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

In addition to those disclosed in other notes, significant commitments and contingencies of the Group as of each balance sheet date were as follows:

a.	Significant commitments

1)	As of December 31, 2015 and 2016, unused letters of credit of the Group were approximately NT$93,000 thousand and NT$97,000 thousand (US$2,994 thousand), respectively.

2)	As of December 31, 2015 and 2016, the amounts that the Group has committed to purchase property, plant and equipment were approximately NT$8,089,200 thousand and NT$6,630,957 thousand (US$204,659 thousand), respectively, of which NT$1,756,990 thousand and NT$668,509 thousand (US$20,633 thousand) had been prepaid, respectively.

3)	As of December 31, 2015 and 2016, the unpaid amounts that the Group has contracted for the construction related to the Group’s real estate business were approximately NT$2,745,400 thousand and NT$1,574,822 thousand (US$48,606 thousand), respectively.

4)	In consideration of corporate social responsibility for environmental protection, the Company’s board of directors, in December 2013, approved contributions to be made in the next 30 years, at a total amount of NT$3,000,000 thousand, at the minimum, to environmental protection efforts in Taiwan. In January 2017, the Company’s board of directors approved to contribute NT$100,000 thousand (US$3,086 thousand) to ASE Foundation for continuously implementing environmental effort in promoting the related domestic environmental protection and public service activities.

b.	Non-cancellable operating lease commitments

	December 31, 2016
	NT$	US$ (Note 4)

Less than 1 year	$284,214	$8,772
1-5 years	355,668	10,978
More than 5 years	438,545	13,535

	$1,078,427	$33,285

36.	SIGNIFICANT ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The following information was aggregated by the foreign currencies other than functional currencies of the group entities and the exchange rates between foreign currencies and respective functional currencies were disclosed. The significant financial assets and financial liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousand)	Exchange Rate	Carrying Amount (In Thousand)

December 31, 2015

Monetary financial assets
US$	$2,926,597	US$1=NT$32.825	$96,065,552
US$	1,008,097	US$1=CNY6.4936	33,090,795
JPY	3,380,683	JPY1=NT$0.2727	921,912
JPY	8,467,689	JPY1=US$0.0083	2,309,139

Monetary financial liabilities
US$	2,988,953	US$1=NT$32.825	98,112,393
US$	995,195	US$1=CNY6.4936	32,667,265
JPY	3,747,333	JPY1=NT$0.2727	1,021,898
JPY	8,775,382	JPY1=US$0.0083	2,393,047

December 31, 2016

Monetary financial assets
US$	$3,106,557	US$1=NT$32.25	$100,186,466
US$	1,020,769	US$1=CNY6.9370	32,919,814
JPY	4,976,309	JPY1=NT$0.2756	1,371,471
JPY	9,277,760	JPY1=US$0.0085	2,556,951

Monetary financial liabilities
US$	3,013,288	US$1=NT$32.25	97,178,536
US$	891,487	US$1=CNY6.9370	28,750,462
JPY	5,881,716	JPY1=NT$0.2756	1,621,001
JPY	9,543,756	JPY1=US$0.0085	2,630,259

The significant realized and unrealized foreign exchange gain (loss) were as follows:

	For the Years Ended December 31
	2014		2015		2016
Functional Currencies	Exchange Rate	Net Foreign Exchange Gain (Loss)	Exchange Rate	Net Foreign Exchange Gain (Loss)	Exchange Rate	Net Foreign Exchange Gain
		NT$		NT$		NT$	US$ (Note 4)

NT$		$(1,591,124)		$(695,510)		$1,494,044	$46,113
US$	US$1 =NT$31.65	298,225	US$1 =NT$32.825	136,795	US$1 =NT$32.25	203,258	6,926
CNY	CNY1 =NT$5.1724	42,049	CNY1 =NT$5.0550	(271,358)	CNY1 =NT$4.649	224,393	6,273

		$(1,250,850)		$(830,073)		$1,921,695	$59,312

37.	OTHERS

a)	In November 2015, the Company received a legal brief filed by SPIL in connection with a lawsuit brought by SPIL against the Company which was filed with Kaohsiung District Court. On June 27, 2016, as SPIL failed to pay the court expenses upon the deadline, the Kaohsiung District Court dismissed the lawsuit pursuant to the relevant law. As a result, the lawsuit does not have material impact on the financial position and the result of operations of the Group.

b)	On December 20, 2013, the Kaohsiung Environmental Protection Bureau (“KEPB”) imposed a fine of NT$102,014 thousand (“the Administrative Fine”) upon the Company for the violation of the Water Pollution Control Act . The Company filed an administrative appeal to nullify the Administrative Fine, which, however, was dismissed by the Kaohsiung City Government. The Company then filed a lawsuit with the Kaohsiung High Administrative Court seeking to revoke the dismissal decision made by the Kaohsiung City Government (the “Administrative Appeal Decision”) and the Administrative Fine, and to demand a refund of the fine paid by the Company. The judgment of the Kaohsiung High Administrative Court was rendered on March 22, 2016, ruling to revoke the Administrative Appeal Decision and the Administrative Fine, and to dismiss the other complaint filed by the Company (i.e., to demand a refund of the fine paid by the Company). The Company appealed against the unfavorable ruling on April 14, 2016 and the case is now being heard by the Supreme Administrative Court. Meanwhile, owing to the event above, in January 2014, the Kaohsiung District Prosecutors Office charged the Company with violation of the Waste Disposal Act. The Kaohsiung District Court handed down the judgment and the Company was fined NT$3,000 thousand which has been recorded under the line item of other gains and losses for the year ended December 31, 2014. Then the Company appealed against the judgment to the Kaohsiung Branch of Taiwan High Court, and the Kaohsiung Branch of Taiwan High Court rendered on September 29, 2015 a final judgment of finding the Company not guilty of the criminal charge.

c)	For the future development and sustainable development of semiconductor industry , the Company’s board of directors approved in June 2016 to enter into and execute a joint share exchange agreement with SPIL to establish ASE Industrial Holding Co., Ltd. (” ASE Holding”) and ASE Holding will acquire all issued and outstanding shares of both ASE and SPIL in the way of share exchange. The share exchange will be conducted at an exchange ratio of 1 ordinary share of the Company for 0.5 ordinary share of ASE Holding, and at NT$55 in cash per SPIL's ordinary share, which has been adjusted to NT$51.2 after SPIL’s appropriation of earnings in 2016.

As of the date the consolidated financial statements were authorized for issue, the share exchange transaction has not been completed. According to the share exchange agreement, the completion of share exchange transaction is subject to the satisfaction or waiver of all conditions precedent (including the unconditional approvals at the Company and SPIL's shareholders meeting, the approval or consent to consummate the transaction from all relevant competent authorities). Unless the Company and SPIL entering into another agreement, this share exchange agreement shall be terminated automatically if the aforementioned conditions precedent are not satisfied or to be waived on or before December 31, 2017.

Due to the aforementioned share exchange agreement, treasury shares of the Company and the convertible bonds embedded with conversion option recognized as equity issued by the Company were affected as follows:

1)	For the outstanding balance of the Bonds, except where the Bonds have been redeemed or repurchased and cancelled or converted by the holders by exercising their conversion rights before the share exchange record date, the holders of the Bonds may, after the Company obtains approval from all relevant competent authorities and after the share exchange record date, convert such outstanding balance into newly issued ASE Holding common shares. The conversion shall be subject to applicable laws, the indenture of the Bonds and the share exchange ratio.

2)	Treasury shares purchased before the share exchange record date for the conversion of the Currency Linked Bonds will be exchanged to ASE Holding’s ordinary shares, which will still be hold by the Company, based on the agreed share exchange ratio. The conversion price of the Currency Linked Bonds shall also be adjusted in accordance with the agreed share exchange ratio in the joint share exchange agreement.

3)	For the employee share options issued by the Company upon the approval from relevant competent authorities before the execution of the joint share exchange agreement, ASE Holding will assume the Company’s obligations under the employee share options as of the share exchange record date. Except that the exercise price and amount shall be adjusted in accordance with the agreed share exchange ratio and that the shares subject to exercise shall be converted into ASE Holding’s newly issued ordinary shares, all other terms and conditions for issuance will remain the same. The final execution arrangements shall be made by ASE Holding in compliance with relevant laws and regulations and subject to the approval of relevant competent authorities.

38.	OPERATING SEGMENTS INFORMATION

The Group has the following reportable segments: Packaging, Testing and EMS. The Group packages bare semiconductors into finished semiconductors with enhanced electrical and thermal characteristics; provides testing services, including front-end engineering testing, wafer probing and final testing services; engages in the designing, assembling, manufacturing and sale of electronic components and telecommunications equipment motherboards. Information about other business activities and operating segments that are not reportable are combined and disclosed in “Others.” The Group engages in other activities such as substrate production and real estate business.

The accounting policies for segments are the same as those described in Note 4. The measurement basis for resources allocation and performance evaluation is based on profit before income tax.

Segment information for the years ended December 31, 2014, 2015 and 2016 was as follows:

a.	Segment revenues and results

	Packaging	Testing	EMS	Others	Total
	NT$	NT$	NT$	NT$	NT$

For the year ended December 31, 2014

Revenue from external customers	121,336,453	25,874,694	105,784,427	3,595,873	256,591,447
Inter-segment revenues (Note)	9,418,359	177,793	48,596,814	8,437,439	66,630,405
Segment revenues	130,754,812	26,052,487	154,381,241	12,033,312	323,221,852
Interest income	96,737	10,245	116,451	20,041	243,474
Interest expense	(1,566,595)	(15,663)	(155,702)	(586,466)	(2,324,426)
Depreciation and amortization	(17,533,267)	(6,160,378)	(1,435,509)	(1,221,622)	(26,350,776)
Share of the profit of associates	(121,882)	-	-	-	(121,882)
Impairment loss	(231,936)	(4,701)	(10,390)	(61,117)	(308,144)
Segment profit before income tax	17,279,239	6,800,894	3,818,393	636,529	28,535,055
Expenditures for segment assets	29,863,337	6,157,154	6,562,513	865,583	43,448,587

(Continued)

	Packaging	Testing	EMS	Others	Total
	NT$	NT$	NT$	NT$	NT$

December 31, 2014

Investments accounted for using the equity method	$1,468,242	$-	$-	$-	$1,468,242
Segment assets	166,359,949	44,147,813	78,865,897	44,345,158	333,718,817

For the year ended December 31, 2015

Revenue from external customers	116,607,314	25,191,916	138,242,100	3,261,206	283,302,536
Inter-segment revenues (Note)	9,454,671	191,608	58,451,996	7,659,282	75,757,557
Segment revenues	126,061,985	25,383,524	196,694,096	10,920,488	359,060,093
Interest income	53,235	12,536	149,385	26,928	242,084
Interest expense	(1,520,118)	(5,821)	(147,792)	(595,055)	(2,268,786)
Depreciation and amortization	(18,946,460)	(6,516,912)	(2,738,722)	(1,316,570)	(29,518,664)
Share of the profit of associates and joint ventures	126,265	-	-	-	126,265
Impairment loss	(139,397)	-	(102,389)	(16,343)	(258,129)
Segment profit before income tax	15,479,868	6,354,140	2,874,944	302,836	25,011,788
Expenditures for segment assets	19,691,068	4,754,481	2,917,939	917,333	28,280,821

December 31, 2015

Investments accounted for using the equity method	37,122,244	-	-	-	37,122,244
Segment assets	193,323,304	42,652,569	79,997,341	49,013,678	364,986,892

For the year ended December 31, 2016

Revenue from external customers	125,282,829	27,031,750	115,395,130	7,174,398	274,884,107
Inter-segment revenues (Note)	4,929,897	243,980	47,721,424	9,186,359	62,081,660
Segment revenues	130,212,726	27,275,730	163,116,554	16,360,757	336,965,767
Interest income	32,499	41,405	130,659	25,504	230,067
Interest expense	(1,727,127)	(5,980)	(44,433)	(439,997)	(2,217,537)
Depreciation and amortization	(18,706,891)	(6,566,936)	(2,759,298)	(1,389,179)	(29,422,304)
Share of the profit of associates and joint ventures	1,520,052	(7,833)	-	-	1,512,213
Impairment loss	(974,095)	(4,136)	(1,886)	-	(980,117)
Segment profit before income tax	13,928,292	7,228,182	4,626,263	2,242,404	28, 025,141
Expenditures for segment assets	17,561,135	8,247,003	906,042	966,682	27,680,862

December 31, 2016

Investments accounted for using the equity method	49,603,847	229,146	-	-	49,832,993
Segment assets	200,610,763	42,964,294	73,915,639	40,460,480	357,951,176

	Packaging	Testing	EMS	Others	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

For the year ended December 31, 2016

Revenue from external customers	$3,866,754	$834,313	$3,561,578	$221,432	$8,484,077
Inter-segment revenues (Note)	152,157	7,530	1,472,883	283,530	1,916,100
Segment revenues	4,018,911	841,843	5,034,461	504,962	10,400,177
Interest income	1,003	1,278	4,033	787	7,101
Interest expense	(53,306)	(185)	(1,371)	(13,580)	(68,442)
Depreciation and amortization	(577,373)	(202,683)	(85,164)	(42,876)	(908,096)
Share of the profit of associates and joint ventures	46,915	(242)	-	-	46,673
Impairment loss	(30,065)	(128)	(58)	-	(30,251)
Segment profit before income tax	429,886	223,092	142,786	69,210	864,974
Expenditures for segment assets	542,010	254,537	27,964	29,837	854,348

December 31, 2016

Investments accounted for using the equity method	1,530,982	7,073	-	-	1,538,055
Segment assets	6,191,691	1,326,058	2,281,347	1,248,780	11,047,876

(Concluded)

Note:	Inter-segment revenues were eliminated upon consolidation.

b.	Revenue from major products and services

	For the Years Ended December 31
	2014	2015	2016
	NT$	NT$	NT$	US$ (Note 4)

Advanced packaging and IC wirebonding service	$108,384,405	$103,735,586	$112,838,646	$3,482,674
Wafer probing and final testing service	25,116,026	24,136,399	26,065,195	804,481
Electronic components manufacturing service	104,904,455	137,347,359	114,425,790	3,531,660
Others	18,186,561	18,083,192	21,554,476	665,262

	$256,591,447	$283,302,536	$274,884,107	$8,484,077

c.	Geographical information

Geographical information about revenue from external customers and noncurrent assets are reported based on the country where the external customers are headquartered and noncurrent assets are located, respectively.

1)	Net revenues from external customers

	For the Years Ended December 31
	2014	2015	2016
	NT$	NT$	NT$	US$ (Note 4)

United States	$173,912,974	$205,730,670	$180,745,837	$5,578,575
Taiwan	36,747,699	32,631,149	38,868,679	1,199,651
Asia	24,042,586	22,885,128	29,896,304	922,725
Europe	20,826,125	20,577,069	23,275,732	718,387
Others	1,062,063	1,478,520	2,097,555	64,739

	$256,591,447	$283,302,536	$274,884,107	$8,484,077

2)	Noncurrent assets, excluding financial instruments, post-employment benefit assets and deferred tax assets

	December 31
	2015	2016
	NT$	NT$	US$ (Note 4)

Taiwan	$98,849,362	$97,349,392	$3,004,611
China	40,385,484	34,142,577	1,053,783
Others	25,458,503	26,935,370	831,339

	$164,693,349	$158,427,339	$4,889,733

d.	Major customers

Except one customer from which the operating revenues generated from packaging and EMS segments was NT$54,431,222 thousand, NT$88,311,697 thousand and NT$66,554,659 thousand (US$2,054,156 thousand) in 2014, 2015 and 2016, respectively, the Group did not have other single customer to which the operating revenues exceeded 10% of operating revenues for the years ended December 31, 2014, 2015 and 2016.