Form 20-F
period 2017-12-31
ADVANCED SEMICONDUCTOR ENGINEERING INC
filed 2018-03-28
CIK 1122411

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

8,737,306,664 Common Shares, par value NT$10 each**

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.                                      ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐	No ☐

** As a result of the exercise of employee stock options subsequent to December 31, 2017, as of January 31, 2018, we had 8,739,734,964 shares outstanding.

____________________

i

ii

USE OF CERTAIN TERMS

Unless the context otherwise requires, references in this annual report to:

•	“2013 Capital Increase” are to issuance of 130,000,000 common shares for public subscription, which was effected by way of an increase in the authorized share capital in the amount of NT$1,300.0 million of the Company in September 2013;

•	“2014 Bonds” are to RMB150.0 million 3.125% Guaranteed Bonds due September 22, 2014, issued by Anstock Limited, our wholly owned subsidiary incorporated in the Cayman Islands;

•	“2016 Bonds” are to RMB500.0 million 4.250% Guaranteed Bonds due September 20, 2016, issued by Anstock Limited;

•	“2018 Convertible Bonds” are to US$400.0 million Zero Coupon Convertible Bonds due September 5, 2018, issued by the Company;

•	“2018 NTD-linked Convertible Bonds” are to US$200.0 million NTD-linked Zero Coupon Convertible Bonds due March 27, 2018, issued by the Company;

•	“ASE,” the “Company,” “ASE Group,” “ASE Inc.,” “we,” “us,” or “our” are to Advanced Semiconductor Engineering, Inc. and, unless the context requires otherwise, its subsidiaries;

•	“ASEEE” are to ASE Embedded Electronics Inc., a company incorporated under the laws of the ROC;

•	“ASE Chung Li” are to ASE (Chung Li) Inc., a company previously incorporated under the laws of the ROC that merged into ASE Inc. on August 1, 2004;

•	“ASE Electronics” are to ASE Electronics Inc., a company incorporated under the laws of the ROC;

•	“ASE Holding” are to ASE Industrial Holding Co., Ltd.;

•	“ASE Japan” are to ASE Japan Co. Ltd., a company incorporated under the laws of Japan;

•	“ASE Korea” are to ASE (Korea) Inc., a company incorporated under the laws of the Republic of Korea;

•	“ASE Material” are to ASE Material Inc., a company previously incorporated under the laws of the ROC that merged into ASE Inc. on August 1, 2004;

•	“ASE Shanghai” are to ASE (Shanghai) Inc., a company incorporated under the laws of the PRC;

•	“ASE Test” are to ASE Test Limited, a company incorporated under the laws of Singapore;

•	“ASE Test Malaysia” are to ASE Electronics (M) Sdn. Bhd., a company incorporated under the laws of Malaysia;

•	“ASE Test Taiwan” are to ASE Test, Inc., a company incorporated under the laws of the ROC;

•	“ASEKS” are to ASE (KunShan) Inc., a company incorporated under the laws of the PRC;

•	“ASEN” are to Suzhou ASEN Semiconductors Co., Ltd., a company incorporated under the laws of the PRC;

•	“ASESH AT” are to ASE Assembly & Test (Shanghai) Limited, formerly known as Global Advanced Packaging Technology Limited, or GAPT, a company incorporated under the laws of the PRC;

•	“ASEWH” are to ASE (Weihai), Inc., a company incorporated under the laws of the PRC;

•	“Corporate Bonds” are to NT$8.0 billion 1.450% secured corporate bonds with five year term issued in August 2011 by the Company;

•	“Deposit Agreement” are to deposit agreement dated September 29, 2000 among Citibank, N.A., as depositary, holders and beneficial owners of ADSs and us, which was filed as an exhibit to our registration statement on post-effective amendment No. 2 to Form F-6 on September 16, 2003, and its two amendments, which were filed as an exhibit to our registration statement on post-effective amendment No. 1 to Form F-6 on April 3, 2006 and our registration statement on post-effective amendment No. 2 to Form F-6 on October 25, 2006;

•	“EEMS Test Singapore” are to EEMS Test Singapore Pte. Ltd., a company incorporated under the laws of Singapore, which changed its name to ASE Singapore II Pte. Ltd. and was subsequently merged into ASE Singapore Pte. Ltd. on January 1, 2011;

•	“Exchange Act” are to the U.S. Securities Exchange Act of 1934, as amended;

•	“FSC” are to the Financial Supervisory Commission of the Republic of China;

•	“Green Bonds” are to US$300.0 million 2.125% Guaranteed Bonds due July 24, 2017, offered by Anstock II Limited, our wholly owned subsidiary incorporated in the Cayman Islands;

•	“Hung Ching” are to Hung Ching Development & Construction Co. Ltd., a company incorporated under the laws of the ROC;

•	“IFRS” are to International Financial Reporting Standards, International Accounting Standards and Interpretations as issued by the International Accounting Standards Board;

•	“ISE Labs” are to ISE Labs, Inc., a corporation incorporated under the laws of the State of California;

•	“Initial SPIL Tender Offer” are to ASE’s offer to purchase 779,000,000 common shares (including common shares represented by outstanding American depositary shares) of SPIL through concurrent tender offers in the ROC and the U.S., at a price of NT$45 per SPIL common share and NT$225 per SPIL American depositary share, commenced on August 24, 2015 and expired on September 22, 2015;

•	“Joint Share Exchange Agreement” are to the joint share exchange agreement entered into between ASE and SPIL on June 30, 2016;

•	“Korea” or “South Korea” are to the Republic of Korea;

•	“Mainland Investors Regulations” are to the Regulations Governing Securities Investment and Futures Trading in Taiwan by Mainland Area Investors;

•	“MOEAIC” are to Investment Commission, the ROC Ministry of Economic Affairs;

•	“NYSE” are to New York Stock Exchange;

•	“PowerASE” are to PowerASE Technology, Inc., a company incorporated under the laws of the ROC, which was merged into ASE Inc. in May 2012;

•	“PRC” are to the People’s Republic of China and excludes Taiwan, Macau and Hong Kong;

•	“PRC Regulations” are to the Regulations Governing Mainland China Investors’ Securities Investments and Futures Trading in Taiwan;

•	“QDII” are to qualified domestic institutional investors;

•	“Republic of China”, the “ROC” and “Taiwan” are to the Republic of China, including Taiwan and certain other possessions;

•	“ROC Trading Day” are to a day when TWSE is open for business;

•	“SEC” are to the Securities and Exchange Commission of the U.S.;

•	“Second SPIL Tender Offer” are to ASE’s offer to purchase 770,000,000 common shares (including common shares represented by outstanding American depositary shares) of SPIL through concurrent tender offers in the ROC and the U.S., at a price of NT$55 per SPIL common share and NT$275 per SPIL American depositary share, commenced on December 29, 2015 and expired on March 17, 2016 due to failure to obtain regulatory approval from the Taiwan Fair Trade Commission prior to the expiration of the Second SPIL Tender Offer;

•	“Securities Act” are to the U.S. Securities Act of 1933, as amended;

•	“SiP” are to system-in-package;

•	“SPIL” are to Siliconware Precision Industries Co., Ltd., and, unless the context requires otherwise, its subsidiaries;

•	“SPIL Acquisition” are to ASE’s effort to effect an acquisition of 100% of the common shares and American depositary shares of SPIL pursuant to the Joint Share Exchange Agreement;

•	“Taiwan-IFRS” are to the Regulations Governing the Preparation of Financial Reports by Securities Issuers, the IFRS as well as related guidance translated by Accounting Research and Development Foundation and endorsed by the FSC;

•	“Tessera” are to Tessera, Inc., a company that filed a suit against the Company and its U.S. subsidiary, ASE (U.S.) Inc.;

•	“TWSE” are to Taiwan Stock Exchange;

•	“UGJQ” are to Universal Global Technology (Shanghai) Co., Ltd., a company incorporated under the laws of the PRC;

•	“UGKS” are to Universal Global Technology (Kunshan) Co. Ltd., a company incorporated under the laws of the PRC;

•	“UGTW” are to Universal Global Scientific Industrial Co. Ltd., a company incorporated under the laws of the ROC;

•	“Universal Scientific” or “USI” are to Universal Scientific Industrial Co., Ltd., a company incorporated under the laws of the ROC;

•	“Universal Scientific Shanghai” are to Universal Scientific Industrial (Shanghai) Co., Ltd., a company incorporated under the laws of the PRC;

•	“U.S.” refers to United States of America;

•	“U.S. GAAP” are to accounting principles generally accepted in the U.S.;

•	“USI Inc.” are to USI Inc., a company incorporated under the laws of the ROC;

•	“USI Mexico” are to Universal Scientific Industrial De Mexico S.A. DE C.V., a company incorporated under the laws of Mexico;

•	“USISZ” are to Universal Electronics (Shenzhen) Co. Ltd., a company incorporated under the laws of the PRC; and

•	“Wuxi Tongzhi” are to Wuxi Tongzhi Microelectronics Co., Ltd., a company incorporated under the laws of the PRC.

We publish our financial statements in New Taiwan dollars, the lawful currency of the ROC. In this annual report, references to “United States dollars,” “U.S. dollars” and “US$” are to the currency of the United States; references to “New Taiwan dollars,” “NT dollars” and “NT$” are to the currency of the ROC; references to “RMB” are to the currency of the PRC; references to “JP¥” are to the currency of Japan; references to “MYR” are to the currency of Malaysia; references to “SGD” are to the currency of Republic of Singapore; references to “KRW” are to the currency of Republic of Korea; and references to “EUR” are to the currency of the European Union. Unless otherwise noted, all translations from NT dollars to U.S. dollars were made at the exchange rate as set forth in the H.10 weekly statistical release of the Federal Reserve System of the United States (the “Federal Reserve Board”) as of December 29, 2017, which was NT$29.64=US$1.00, and all translations from RMB to U.S. dollars were made at the exchange rate as set forth in the H.10 weekly statistical release of the Federal Reserve Board as of December 29, 2017, which was RMB6.5063=US$1.00. All amounts translated into U.S. dollars in this annual report are provided solely for your convenience and no representation is made that the NT dollar, RMB or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or NT dollars/RMB, as the case may be, at any particular rate or at all. On March 16, 2018, the exchange rate between NT dollars and U.S. dollars as set forth in the H.10 weekly statistical release by the Federal Reserve Board was NT$29.13=US$1.00. On March 16, 2018, the exchange rate between RMB and U.S. dollars as set forth in the H.10 weekly statistical release by the Federal Reserve Board was RMB6.3300=US$1.00.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

The selected consolidated statements of comprehensive income data and cash flow data for the years ended December 31, 2015, 2016 and 2017, and the selected consolidated balance sheet data as of December 31, 2016 and 2017 set forth below are derived from our audited consolidated financial statements included in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements, including the notes thereto. The selected consolidated statements of comprehensive income data and cash flow data for the year ended December 31, 2013 and 2014 and the selected consolidated balance sheet data as of December 31, 2013, 2014 and 2015 set forth below are derived from our audited consolidated financial statements not included herein.

Our consolidated financial statements have been prepared and presented in accordance with IFRS.

Following our adoption of IFRS for SEC filing purposes, pursuant to the rule amendments adopted by the SEC that became effective on March 4, 2008, we were no longer required to reconcile our consolidated financial statements with U.S. GAAP.

	As of and for the Year Ended December 31,
IFRS	2013	2014	2015	2016 (Retrospectively Adjusted)	2017
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except earnings per share and per ADS data)
Statement of Comprehensive Income Data:
Operating revenues	219,862.4	256,591.4	283,302.5	274,884.1	290,441.2	9,799.0
Operating costs	(177,040.4)	(203,002.9)	(233,167.3)	(221,696.9)	(237,708.9)	(8,019.9)
Gross profit	42,822.0	53,588.5	50,135.2	53,187.2	52,732.3	1,779.1
Operating expenses(1)	(20,760.4)	(23,942.7)	(25,250.6)	(26,526.8)	(27,513.7)	(928.3)
Other operating income and expenses, net	(1,348.2)	228.7	(251.5)	(800.3)	108.6	3.7
Profit from operations	20,713.4	29,874.5	24,633.1	25,860.1	25,327.2	854.5
Non-operating income (expense), net(1)	(1,343.6)	(1,339.4)	378.7	2,108.6	5,693.5	192.1
Profit before income tax	19,369.8	28,535.1	25,011.8	27,968.7	31,020.7	1,046.6
Income tax expense	(3,499.6)	(5,666.0)	(4,311.1)	(5,390.8)	(6,523.6)	(220.1)
Profit for the year	15,870.2	22,869.1	20,700.7	22,577.9	24,497.1	826.5
Attributable to
Owners of the Company	15,404.5	22,228.6	19,732.1	21,324.4	22,819.1	769.9
Non-controlling interests	465.7	640.5	968.6	1,253.5	1,678.0	56.6
	15,870.2	22,869.1	20,700.7	22,577.9	24,497.1	826.5
Other comprehensive income (loss), net of income tax	3,233.3	5,504.4	(147.5)	(7,959.3)	(4,637.9)	(156.5)
Total comprehensive income for the year	19,103.5	28,373.5	20,553.2	14,618.6	19,859.2	670.0
Attributable to
Owners of the Company	18,509.6	27,394.3	19,659.1	13,957.0	18,524.1	625.0
Non-controlling interests	593.9	979.2	894.1	661.6	1,335.1	45.0
	19,103.5	28,373.5	20,553.2	14,618.6	19,859.2	670.0
Earnings per common share(1) (2):
Basic	2.05	2.89	2.58	2.78	2.80	0.09
Diluted	1.99	2.79	2.48	2.33	2.60	0.09
Dividends per common share(3)	1.05	1.29	2.00	1.60	1.40	0.05
Earnings per equivalent ADS(1) (2):
Basic	10.26	14.46	12.89	13.91	13.98	0.47
Diluted	9.96	13.93	12.38	11.64	12.98	0.44
Number of common shares(4):
Basic	7,508.5	7,687.9	7,652.8	7,662.9	8,160.9	275.3
Diluted	7,747.6	8,220.7	8,250.1	8,284.1	8,369.2	282.4
Number of equivalent ADSs
Basic	1,501.7	1,537.6	1,530.6	1,532.6	1,632.2	55.1
Diluted	1,549.5	1,644.1	1,650.0	1,656.8	1,673.8	56.5
Balance Sheet Data:
Current assets	132,176.5	159,955.2	156,732.8	142,789.7	144,938.3	4,890.0
Investments - non-current(1)(5)	2,345.5	2,409.3	38,046.6	50,853.0	49,876.8	1,682.8
Property, plant and equipment, net	131,497.3	151,587.1	149,997.1	143,880.2	135,168.4	4,560.3
Intangible assets(1)	11,953.6	11,913.3	11,888.6	12,107.6	11,341.4	382.6
Long-term prepayment for lease	4,072.3	2,586.0	2,556.2	2,237.0	8,851.3	298.6
Others(6)	4,676.9	5,267.9	5,765.6	6,063.1	13,746.1	463.8
Total assets(1)	286,722.1	333,718.8	364,986.9	357,930.6	363,922.3	12,278.1

	As of and for the Year Ended December 31,
IFRS	2013	2014	2015	2016 (Retrospectively Adjusted)	2017
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except earnings per share and per ADS data)
Short-term debts(7)	44,618.2	41,176.0	36,983.4	20,955.5	17,962.5	606.0
Current portion of long-term debts	6,016.5	2,835.5	16,843.3	16,341.1	14,441.3	487.2
Long-term debts(8)	50,166.5	55,375.8	66,535.1	74,354.9	44,501.5	1,501.4
Other liabilities(9)	60,176.9	78,640.1	78,700.1	100,393.4	103,669.3	3,497.6
Total liabilities	160,978.1	178,027.4	199,061.9	191,089.4	162,612.1	5,486.2
Share capital	78,180.3	78,715.2	79,185.7	79,568.0	87,380.8	2,948.1
Non-controlling interests	4,128.4	8,209.9	11,492.5	12,000.6	13,190.1	445.0
Equity attributable to owners of the Company(1)	121,615.6	147,481.5	154,432.4	154,840.6	188,120.1	6,346.9
Cash Flow Data:
Capital expenditures	(29,142.7)	(39,599.0)	(30,280.1)	(26,714.2)	(24,699.2)	(833.3)
Depreciation and amortization	25,470.9	26,350.8	29,518.7	29,470.4	29,205.2	985.3
Net cash inflow from operating activities	41,296.0	45,863.5	57,548.3	52,107.9	47,430.8	1,600.2
Net cash outflow from investing activities	(29,925.8)	(38,817.9)	(63,351.4)	(43,159.5)	(16,086.2)	(542.7)
Net cash inflow (outflow) from financing activities	12,794.9	(2,797.0)	8,636.3	(21,087.0)	(19,323.4)	(651.9)
Segment Data:
Operating revenues:
Packaging	112,603.9	121,336.5	116,607.3	125,282.8	126,225.1	4,258.6
Testing	24,732.2	25,874.7	25,191.9	27,031.8	26,157.3	882.5
Electronic manufacturing services	78,530.6	105,784.4	138,242.1	115,395.1	133,948.0	4,519.2
Others	3,995.7	3,595.8	3,261.2	7,174.4	4,110.8	138.7
Gross profit:
Packaging	23,673.7	33,040.2	30,348.5	28,524.6	28,785.3	971.1
Testing	9,079.4	9,632.0	9,025.7	9,980.6	9,303.6	313.9
Electronic manufacturing services	8,054.3	9,118.9	9,433.4	11,234.8	13,562.5	457.6
Others(1)	2,014.6	1,797.4	1,327.6	3,447.3	1,080.9	36.5

(1)	We have completed the identification of difference between the cost of the investment and our share of the net fair value of a subsidiary and its associates’ identifiable assets and liabilities in 2017. Therefore, we retrospectively adjusted the comparative financial statement for the year ended December 31, 2016, which differs from the results included in our annual report on Form 20-F for the year ended December 31, 2016. The retrospective adjustments resulted in a decrease of NT$8.3 million (US$0.3 million) to the investments accounted for using the equity method, a decrease of NT$68.6 million (US$2.3 million) to the goodwill and an increase of NT$56.3 million (US$1.9 million) to the other intangible assets on the consolidated balance sheet as of December 31, 2016, as well as a decrease of NT$8.3 million (US$0.3 million) to share of the profit of associates, an increase of NT$7.0 million (US$0.2 million) to operating cost and an increase of NT$41.1 million (US$1.4 million) to operating expense on the consolidated statement of comprehensive income for the year ended December 31, 2016. See notes 13 and 28 to our audited consolidated financial statement included in this annual report for more information.

(2)	The denominators for diluted earnings per common share and diluted earnings per equivalent ADS are calculated to account for the potential diluted factors, such as the exercise of options and conversion of our convertible bonds into our common shares.

(3)	Dividends per common share issued as a cash dividend, a stock dividend and distribution from capital surplus.

(4)	Represents the weighted average number of shares after retroactive adjustments to give effect to stock dividends. Common shares held by consolidated subsidiaries are classified as “treasury stock,” and are deducted from the number of common shares outstanding.

(5)	Including available-for-sale financial assets — non-current and investments accounted for using the equity method.

(6)	Including investment properties, deferred tax assets, other financial assets — non-current and other non-current assets.

(7)	Including short-term bank loans and short-term bills payable.

(8)	Including bonds payable, long-term borrowings (consisted of bank loans and bills payable) and capital lease obligations.

(9)	Including (x) current liabilities other than short-term debts and current portion of long-term debts and (y) non-current liabilities other than long-term debts.

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

	Exchange Rate
	Average(1)	High	Low	Period End
2013	29.73	30.20	28.93	29.83
2014	30.38	31.80	29.85	31.60
2015	31.80	33.17	30.37	32.79
2016	32.23	33.74	31.05	32.40
2017	30.40	32.37	29.64	29.64
September	30.13	30.37	29.93	30.33
October	30.25	30.44	30.12	30.12
November	30.08	30.21	29.97	29.98
December	29.95	30.05	29.64	29.64
2018
January	29.39	29.61	29.05	29.16
February	29.25	29.42	29.03	29.32
March (through March 16, 2018)	29.25	29.35	29.13	29.13

Note:

(1)	Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages were calculated by using the average of the daily rates during the relevant month.

On March 16, 2018, the exchange rate as set forth in the H.10 weekly statistical release by the Federal Reserve Board was NT$29.13=US$1.00.

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

Market conditions in the semiconductor and electronics industries depend to a large degree on conditions in the markets for the end-use applications of various products, such as communications, computing and consumer electronics products. Any deterioration of conditions in the markets for the end-use applications would reduce demand for our services, and would likely have a material adverse effect on our financial condition and results of operations. In 2017, approximately 48.9%, 11.5% and 39.6% of our operating revenues from packaging and testing were attributed to the packaging and testing of semiconductors used in communications, computing and consumer electronics/industrial/automotive/other applications, respectively. In the same year, approximately 45.5%, 15.0%, 25.9%, 7.3% and 5.6% of our operating revenues from electronic manufacturing services were attributed to the communications, computing and storage, consumer electronics applications, industrial and automotive applications, respectively. Across end-use applications, our customers face intense competition and significant shifts in demand, which could put pricing pressure on our services and may adversely affect our revenues and net income.

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

We have significantly expanded our operations through both organic growth and acquisitions in recent years. For example, we acquired the controlling interest of Universal Scientific in 2010 to expand our product offering scope to electronic manufacturing services; we also entered into a joint venture agreement with TDK Corporation in May 2015 to further expand our business in embedded substrates; in June 2016, we entered into the Joint Share Exchange Agreement with SPIL to take advantage of the synergy effect of business combination between SPIL and us; furthermore, we entered into a joint venture agreement with Qualcomm Incorporated in February 2018 to expand our SiP business. We expect that we will continue to expand our operations in the future. The purpose of our expansion is mainly to provide total solutions to existing customers or to attract new customers and broaden our product range for a variety of end-use applications. However, rapid expansion may place a strain on our managerial, technical, financial, operational and other resources. As a result of our expansion, we have implemented and will continue to implement additional operational and financial controls and hire and train additional personnel. Any failure to manage our growth effectively could lead to inefficiencies and redundancies and result in reduced growth prospects and profitability.

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

For example, on September 22, 2015, upon the expiration of the Initial SPIL Tender Offer period, we acquired 779,000,000 common shares (including those represented by American depositary shares) of SPIL through the Initial SPIL Tender Offer. We subsequently acquired an additional 258,300,000 common shares of SPIL (including those represented by American depositary shares) through open market purchases in March and April 2016. On January 16, 2018, we converted 9,690,452 American depositary shares of SPIL we owned into 48,452,260 common shares. As of March 16, 2018, we beneficially own 1,037,300,000 common shares of SPIL, representing 33.29% of the issued and outstanding share capital of SPIL (calculated based on 3,116,361,139 common shares of SPIL (including those represented by American depositary shares) outstanding as of February 28, 2018 as reported in SPIL’s annual report on Form 20-F for the year ended December 31, 2017). See “Item 4. Information on the Company— History and Development of the Company—Acquisition of Common Shares and American Depositary Shares of SPIL.” Although we are currently a 33.29% shareholder of SPIL, we currently do not control SPIL and do not have the power to direct SPIL or its management. As the investment in SPIL is accounted for using the equity method, to the extent that SPIL has net losses, our financial results will be adversely affected to the extent of our pro rata portion of these losses.

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

On September 22, 2015, upon the expiration of the Initial SPIL Tender Offer period, we acquired 779,000,000 common shares (including those represented by American depositary shares) of SPIL through the Initial SPIL Tender Offer. In December 2015, following an announcement by SPIL that it plans to issue 1,033 million shares, if approved by SPIL shareholders, to a third party pursuant to a share placement agreement, we submitted a written proposal to SPIL’s Board proposing to acquire all SPIL shares not otherwise owned by ASE, contingent upon the termination of the share purchase agreement, and later launched the Second SPIL Tender Offer on December 29, 2015 to offer to purchase up to 770,000,000 common shares of SPIL (including those represented by American depositary shares). On March 17, 2016, we announced that the Second SPIL Tender Offer was unsuccessful because the Taiwan Fair Trade Commission (the “TFTC”) did not render its decision before the expiration of the Second SPIL Tender Offer. The TFTC subsequently suspended its review on March 23, 2016. Notwithstanding the failure of the Second SPIL Tender Offer, we continued to seek control of SPIL, with the purpose of effecting an acquisition of 100% of the common shares and American depositary shares of SPIL. Under the Joint Share Exchange Agreement, a holding company in Taiwan will be established that would hold 100% of the equity interests of both ASE and SPIL such that ASE and SPIL would be wholly owned subsidiaries of such holding company, which would maintain all current operations of ASE and SPIL. See “Item 4. Information on the Company— History and Development of the Company—Acquisition of Common Shares and American Depositary Shares of SPIL.”

The successful consummation of the SPIL Acquisition is subject to a number of factors, including, among other things, obtaining all necessary antitrust or other regulatory approvals in Taiwan, the United States, the PRC and other jurisdictions where we do business. We received a no objection letter in respect of the Share Exchange from the TFTC on November 16, 2016. On May 15, 2017, we received a letter from the FTC confirming that the non-public investigation on the Share Exchange has been closed. On November 24, 2017, we received approval from the Ministry of Commerce of the People’s Republic of China (“MOFCOM”) for the Share Exchange under the condition that ASE and SPIL maintain independent operations, among other conditions, for 24 months. In the event these conditions cannot be satisfied, we may re-evaluate our interest in SPIL and may consider, among other legally permissible alternatives, to dispose our SPIL shares at a loss, which may significantly affect our financial position. Notwithstanding the above, even if we are successful in consummating the SPIL Acquisition, we will be subject to regulatory restrictions requiring us to maintain separate operation of SPIL for a period of time, and we may face challenges in successfully integrating SPIL into our existing organization or in realizing anticipated benefits and cost synergies afterwards. Each of these risks could have a material adverse effect on our business and operations, including our relationship with customers, suppliers, employees and other constituencies, or otherwise adversely affect our financial condition and results of operations.

There may be risks associated with the proposed holding company structure of SPIL Acquisition.

We entered into the Joint Share Exchange Agreement with SPIL in June 2016, pursuant to which ASE Holding, a holding company in Taiwan, will hold 100% of the equity interests in both ASE and SPIL such that ASE and SPIL will become wholly owned subsidiaries of ASE Holding. The proposed holding company will maintain all current operations of ASE and SPIL in Taiwan. The common shares of ASE and SPIL will be delisted from the TWSE. The ADSs of ASE and SPIL will be delisted from NYSE and NASDAQ, respectively, and will become eligible for deregistration under the Exchange Act. Subsequently, the common shares of ASE Holding will be listed on the TWSE, and the ADSs of ASE Holding will be listed on the NYSE. The implementation of such corporate structure restructuring plan may result in unforeseen contingent risks, including increase in tax liabilities or trading discounts relating to a holding company discount that may become apparent in the future.

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

We are a party to numerous loans and other agreements relating to the incurrence of debt, which may include restrictive covenants and broad default provisions. In general, covenants in the agreements governing our existing debt, and debt we may incur in the future, may materially restrict our operations, including our ability to incur debt, pay dividends, make certain investments and payments, other than in connection with restructurings of consolidated entities, and encumber or dispose of assets. In addition, any global economic deterioration or ineffective expansion may cause us to incur significant net losses or force us to assume considerable liabilities. We cannot assure you that we will be able to remain in compliance with our financial covenants, which, as a result, may lead to a default. This may thereby restrict our ability to access unutilized credit facilities or the global capital markets to meet our liquidity needs. Furthermore, a default under any agreement by us or our subsidiaries may trigger cross-defaults under our other agreements. In the event of default, we may not be able to cure the default or obtain a waiver on a timely basis. An event of default under any agreement timely governing our existing or future debt, if not cured or waived, could have a material adverse effect on our liquidity, financial condition and results of operations.

We have on occasion failed to comply with certain financial covenants in some of our loan agreements. Such non-compliance may also have, through broadly worded cross-default provisions, resulted in default under some of the agreements governing our other existing debt. For example, we failed to comply with certain financial covenants in some of our loan agreements as a result of our acquisition of the controlling interest of Universal Scientific in February 2010, for which we have timely obtained waivers from our counterparties. If we are unable to timely remedy any of our non-compliance under such loan agreements or obtain applicable waivers or amendments, we would breach our financial covenants and our financial condition would be adversely affected. As of December 31, 2017, we were not in breach of any of the financial covenants under our existing loan agreements, although we cannot provide any assurance that we will not breach any of such financial covenants in the future.

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

Currently, the majority of our revenues are denominated in U.S. dollars, with a portion denominated in NT dollars and Japanese yen. Our operating costs and operating expenses, on the other hand, are incurred in several currencies, primarily NT dollars, U.S. dollars, RMB, Japanese yen, Korean won, as well as, to a lesser extent, Singapore dollars and Malaysian ringgit. In addition, a substantial portion of our capital expenditures, primarily for the purchase of packaging and testing equipment, has been, and is expected to continue to be, denominated in U.S. dollars, with the remainder in Japanese yen. Fluctuations in exchange rates, primarily among the U.S. dollar against the NT dollar, the Japanese yen and RMB, will affect our costs and operating margins. In addition, these fluctuations could result in exchange losses and increased costs in NT dollar and other local currency terms. Despite hedging and mitigating techniques implemented by us, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations. We recognized net foreign exchange losses of NT$713.2 million in 2015, net foreign exchange gains of NT$1,928.4 million in 2016 and net foreign exchange gains of NT$3,502.6 million (US$118.2 million) in 2017. We cannot assure you that we will achieve foreign exchange gains in the future. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk—Foreign Currency Exchange Rate Risk.”

The loss of a large customer or disruption of our strategic alliance or other commercial arrangements with semiconductor foundries and providers of other complementary semiconductor manufacturing services may result in a decline in our revenues and profitability.

Although we have a large customer base, we have derived and expect to continue to derive a large portion of our revenues from a small group of customers during any particular period due in part to the concentration of market share in the semiconductor and electronics industries. Our five largest customers together accounted for approximately 48.2%, 42.0% and 46.4% of our operating revenues in 2015, 2016 and 2017, respectively. One customer accounted for more than 10.0% of our operating revenues in 2015, 2016 and 2017. The demand for our services from a customer is directly dependent upon that customer’s level of business activity, which could vary significantly from year to year. Our key customers typically operate in the cyclical semiconductor and electronic business and, in the past, have varied, and may vary in the future, order levels significantly from period to period. Some of these companies are relatively small, have limited operating histories and financial resources, and are highly exposed to the cyclicality of the industry. We cannot assure you that these customers or any other customers will continue to place orders with us in the future at the same levels as in past periods. The loss of one or more of our significant customers, or reduced orders by any one of them, and our inability to replace these customers or make up for such orders, could adversely affect our revenues and profitability. In addition, we have in the past reduced, and may in the future be requested to reduce, our prices to limit the level of order cancellations. Any price reduction would likely reduce our margins and profitability.

Since 1997, we have maintained a strategic alliance with Taiwan Semiconductor Manufacturing Company Limited, or TSMC, one of the world’s largest dedicated semiconductor foundries. TSMC designates us as their non-exclusive preferred provider of packaging and testing services for semiconductors manufactured by TSMC. In May 2015, we entered into a joint venture agreement with TDK Corporation to further expand our business in embedded substrates. Furthermore, we entered into a joint venture agreement with Qualcomm Incorporated to expand our SiP business in February 2018. Such strategic alliances, as well as our other commercial arrangements with providers of other complementary semiconductor manufacturing services, enable us to offer total semiconductor manufacturing solutions to our customers. These strategic alliances and other commercial arrangements may not achieve their anticipated commercial benefits and may be terminated at any time. Any failure in successfully maintaining such alliances, any termination of such alliances or our failure to enter into substantially similar strategic alliances or commercial arrangements may adversely affect our competitiveness and our revenues and profitability.

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

Raw materials such as IC substrates are prone to supply shortages since such materials are produced by a limited number of suppliers, such as Kinsus Interconnect Technology Corporation, Nanya Printed Circuit Board Corporation, Unimicron Technology Corp. and LG Innotek Co., Ltd. Our operations conducted through our wholly owned subsidiaries ASE Electronics and ASE Shanghai have improved our ability to obtain IC substrates on a timely basis and at a reasonable cost. In 2017, our interconnect materials operations supplied approximately 25.9% of our consolidated substrate requirements by value. We do not expect that our internal interconnect materials operations will be able to meet all of our interconnect materials requirements. Consequently, we will remain dependent on market supply and demand for our raw materials. In addition, recent fluctuations in prices of precious metals, such as gold, have also affected the price at which we have been able to purchase the principal raw materials we use in our packaging processes. We cannot guarantee that we will not experience shortages in the near future or that we will be able to obtain adequate supplies of raw materials in a timely manner or at a reasonable price. Our revenues and net income could decline if we are unable to obtain adequate supplies of high quality raw materials in a timely manner or if there are significant increases in the costs of raw materials that we cannot pass on to our customers.

Regulations related to conflict minerals could adversely affect our business, financial condition and results of operations.

The Dodd-Frank Wall Street Reform and Consumer Protection Act contains provisions to improve transparency and accountability concerning the supply of certain minerals, known as conflict minerals, which are defined as cassiterite, columbite-tantalite, gold, wolframite or their derivatives and other minerals determined by the U.S. government to be financing conflict in the Democratic Republic of Congo and adjoining countries. As a result, in August 2012 the SEC adopted annual disclosure and reporting requirements for those companies who use conflict minerals in their products. These rules require companies that manufacture or contract to manufacture products for which conflict minerals are necessary to the functionality or production to begin scrutinizing the origin of conflict minerals in their products starting from January 1, 2013, and file a new form, Form SD, containing the conflict minerals disclosure by May 31 for the prior calendar year, beginning May 31, 2014. We filed a specialized disclosure report on Form SD for the years ended December 31, 2013, 2014, 2015 and 2016 on May 30, 2014, June 1, 2015, May 31, 2016 and May 31, 2017, respectively. Pursuant to the SEC rules governing conflict minerals disclosures, we have engaged an independent auditing firm to conduct audits on our due diligence framework to provide a private sector report for our specialized disclosure report on Form SD for the years ended December 31, 2014, 2015, 2016 and 2017. As a result, there will be costs associated with complying with these disclosure requirements, including costs for diligence to determine the sources of conflict minerals used in our products and other potential changes to products, processes or sources of supply as a consequence of such verification activities. The implementation of these rules could adversely affect the sourcing, supply and pricing of materials used in our products.

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

On December 20, 2013, the Kaohsiung Environmental Protection Bureau imposed a fine of NT$102.0 million (the “Administrative Fine”) upon us for alleged violations of the Water Pollution Control Act. We filed an administrative appeal to nullify the Administrative Fine, which was dismissed by the Kaohsiung City Government. In August 2014, we appealed to the Kaohsiung High Administrative Court seeking to (i) revoke Kaohsiung City Government’s decision, (ii) lift the administrative penalty imposed on us and (iii) demand a refund of the Administrative Fine. On March 22, 2016, the Kaohsiung High Administrative Court revoked Kaohsiung City Government’s decision and lifted the administrative penalty. Our demand for a refund of the Administrative Fine was dismissed. We appealed to the Supreme Administrative Court on April 14, 2016 against the Kaohsiung High Administrative Court’s unfavorable ruling in dismissing a refund. On June 8, 2017, the Supreme Administrative Court overturned Kaohsiung High Administrative Court’s decision and ordered Kaohsiung Environmental Protection Bureau to refund the Administrative Fine paid by us.

In connection with the same alleged violations at our K7 plant, in October 2014, the Kaohsiung District Court ruled that we were in violation of the ROC Waste Disposal Act and imposed on us a criminal penalty of NT$3.0 million. We appealed the case to the Taiwan High Court Kaohsiung District Branch in November 2014. On September 29, 2015, the Taiwan High Court Kaohsiung District Branch overturned the decision made by Kaohsiung District Court and found us not guilty and repealed the criminal penalty imposed on us. The verdict was final and not appealable. For additional details of these administrative actions and judicial proceedings related to our K7 Plant see “Item 4. Information on the Company—Business Overview—Environmental Matters,” “Item 4. Information on the Company—Property, Plants and Equipment” and “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” Defending against any of these pending or future actions will likely be costly and time-consuming and could significantly divert management’s efforts and resources. Any penalties, fines, damages or settlements made in connection with any criminal, civil, and/or administrative investigations and/or lawsuits may have a material adverse effect on our business, results of operations and future prospects.

We have made, and expect to continue to make, expenditures to maintain strict compliance with such environmental laws and regulations. For example, in order to demonstrate our commitment to environmental protection, in December 2013, our board of directors approved contributions to environmental protection efforts in Taiwan in a total amount of not less than NT$3,000.0 million, to be made in the next 30 years. For the years ended December 31, 2015, 2016 and 2017, we have made contributions in the amount of NT$100.0 million (US$3.4 million) each, respectively, through ASE Cultural and Educational Foundation to fund various environmental projects, and our board of directors have resolved in a resolution in January 2018 to contribute NT$100.0 million (US$3.4 million) through ASE Cultural and Educational Foundation in environmental projects in 2018. The costs of current and future compliance with environmental laws and regulations could require us to acquire costly equipment or to incur other significant expenses that may have a material adverse effect on our financial condition and results of operations.

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

In addition, the PRC stock market is subject to extreme price and volume fluctuations. We are the controlling shareholder of Universal Scientific Shanghai, which is an entity currently listed on the Shanghai Stock Exchange. The PRC securities markets have recently experienced, and may experience in the future, significant volatility. Any volatility may have a significant effect on Universal Scientific Shanghai’s share price and may indirectly affect the market price of our common shares and ADSs.

Our global manufacturing and sales activities subject us to risks associated with legal, political, economic or other conditions or developments in various jurisdictions, including in particular the ROC and the PRC, which could negatively affect our business and financial status and therefore the market value of your investment.

Our principal executive office and our principal production facilities are located in the ROC, and a substantial majority of our net revenues are derived from our operations in the ROC and the PRC. In addition, we have operations worldwide and a significant percentage of our revenue comes from sales to locations outside the ROC or the PRC. Operating in the ROC, PRC and other overseas locations exposes us to changes in policies and laws, including environmental regulations, as well as the general political and economic conditions, security risks, health conditions and possible disruptions in transportation networks, in the various countries in which we operate, which could result in an adverse effect on our business operations in such countries. If any of our global operations are affected by the legal, political, economic or other conditions in the jurisdiction we operate, our results of operations as well as market price and the liquidity of our ADSs and common shares may be materially and adversely affected.

Any impairment charges may have a material adverse effect on our net income.

Under IFRS, we are required to evaluate our assets, such as property, plant and equipment, intangible assets, including goodwill, and investments in financial instruments, for possible impairment at least annually or whenever there is an indication of impairment. If certain criteria are met, we are required to record an impairment charge.

With respect to assets, we recognized impairment charges of NT$258.1 million, NT$980.1 million and NT$764.9 million (US$25.8 million) in 2015, 2016 and 2017, respectively, primarily as a result of an impairment charge related to buildings and improvement, and impaired equipment and investment. See “Item 5. Operating and Financial Review and Prospects—Operating Results and Trend Information—Critical Accounting Policies and Estimates—Impairment of Tangible and Intangible Assets Other Than Goodwill,” “Item 5. Operating and Financial Review and Prospects—Operating Results and Trend Information—Critical Accounting Policies and Estimates—Valuation of Investments” and “Item 5. Operating and Financial Review and Prospects—Operating Results and Trend Information—Critical Accounting Policies and Estimates—Goodwill.”

We are unable to estimate the extent and timing of any impairment charges for future years and we cannot give any assurance that impairment charges will not be required in periods subsequent to December 31, 2017. Any impairment charge could have a material adverse effect on our net income. The determination of an impairment charge at any given time is based significantly on our expected results of operations over a number of years in the future. As a result, an impairment charge is more likely to occur during a period in which our operating results and outlook are otherwise already depressed.

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

Our management concluded that our internal control over financial reporting was effective as of December 31, 2017 and our independent registered public accounting firm has issued an attestation report concluding that our internal control over financial reporting was effective in all material aspects. As effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help prevent fraud, any failure to maintain effective internal control over financial reporting could harm our business and result in a loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our common shares and ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

Our insurance coverage may be inadequate to cover all of our business risks.

Although we seek to obtain insurance for some of our main operational risks, the amount of our insurance coverage may not be adequate to cover all potential claims or liabilities, and we may be forced to bear substantial costs resulting from risks and uncertainties of our business. There is also no guarantee that we will be able to obtain insurance coverage when desired or that insurance will be available on commercially attractive terms. Any failure to obtain adequate insurance coverage on terms favorable to us, or at all, could have a material adverse effect on our business, financial condition and results of operations.

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

Uncertainty under United States corporate income tax reform legislation could adversely affect our operating results and financial condition.

The United States recently enacted tax reform legislation (the “Tax Reform Legislation”) that, among other things, reduced the U.S. federal corporate income tax rate from 35% to 21% and imposes an alternative “base erosion and anti-abuse tax” (“BEAT”) on U.S. corporations that make deductible payments to foreign related persons in excess of specified amounts. The reduction in the U.S. federal corporate income tax rate is expected to be beneficial to us in future years in which our consolidated U.S. subsidiaries have net income subject to U.S. tax.

There are a number of uncertainties and ambiguities as to the interpretation and application of many of the provisions in the Tax Reform Legislation, including the provisions relating to the BEAT. In the absence of guidance on these issues, we will use what we believe are reasonable interpretations and assumptions in interpreting and applying the Tax Reform Legislation for purposes of determining our income tax payable and results of operations, which may change as we receive additional clarification and implementation guidance. It is also possible that the U.S. Internal Revenue Service could issue subsequent guidance or take positions on audit that differ from the interpretations and assumptions that we previously made, which could have a material adverse effect on our cash tax liabilities, results of operations and financial condition.

Risks Relating to Taiwan, ROC

Strained relations between the ROC and the PRC and disruptions in Taiwan’s political environment caused by domestic political events could negatively affect our business and the market value of your investment.

Our principal executive offices and our principal facilities are located in Taiwan and approximately 46.9%, 48.6% and 47.6% of our operating revenues in 2015, 2016 and 2017, respectively, were derived from our operations in Taiwan. Accordingly, our business and financial condition may be affected by changes in local governmental policies and political and social instability.

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

On August 15, 2017, Taiwan suffered a massive power blackout, which left millions of homes, offices and factories without power. Although the power blackout did not have a material impact on our operations, future power blackout may disrupt our business operations and adversely affect our results of operations.

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

The United States is undergoing major political changes, which has created uncertainty regarding future U.S. trade policies. President Trump has made comments suggesting that he is not supportive of certain existing international trade agreements, such as the North America Free Trade Agreement. Shortly after his inauguration, President Trump signed executive orders to withdraw the U.S. from the Trans-Pacific Partnership. At this time, it remains unclear what actions, if any, President Trump will take with respect to other existing international trade agreements. If the United States were to withdraw from or materially modify certain international trade agreements to which it is a party, or if tariffs were raised on foreign-sourced goods imported to the U.S., our U.S. customers may seek new suppliers in the U.S. or other countries, and our business, financial condition and results of operations could be adversely affected.

A cybersecurity breach could interfere with our business operations, compromise confidential information, result in adverse impact to our reputation and operating results and potentially lead to litigation and other liabilities.

Cybersecurity threats continue to expand and evolve globally. While we actively manage information technology security risks, there can be no assurance that such actions will be sufficient to mitigate all potential risks to our system, networks and data.

A failure or breach in security could expose us and our customers, dealers and suppliers to risks of unauthorized access to information technology systems, misuse and compromise of confidential information, manipulation and destruction of data, which could potentially result in disruption of our business operations and adversely affect our reputation, competitive position, financial condition and results of operations. Security breaches could also result in litigation with third parties, regulatory actions and higher costs of implementing additional data protection measures.

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

The ongoing proceeding involving Dr. Tien Wu may have an adverse impact on our business and cause our common shares and ADS price to decline.

Dr. Tien Wu, ASE’s director and Chief Operating Officer, is currently undergoing a criminal proceeding brought by the Kaohsiung Prosecutor’s Office. The indictment alleges that Dr. Tien Wu violated Article 157-1 of the ROC Securities and Exchange Act for insider trading activities involving SPIL common shares conducted during the period when the Initial SPIL Tender Offers, the Second SPIL Tender Offers and negotiations of the memorandum of understanding in relation to SPIL Acquisition took place. Dr. Tien Wu is accused of tipping off a friend about the aforementioned tender offers and negotiation ahead of the public announcements. No judicial conclusion has been reached yet for this proceeding. Further development of this proceeding may result in regulatory scrutiny from the TWSE or other regulators on a discretionary basis. If Dr. Tien Wu is sentenced due to the alleged violations, investor confidence in our company could be impaired and our business capacity to retain or attract clients could be negatively affected. Although no ASE directors are expected to become party to any current or future litigation related to Dr. Tien Wu, there is no assurance that there will not be similar or related litigation in the future.

On February 2, 2018, the ROC Securities and Futures Investors Protection Center filed a civil lawsuit against Dr. Tien Wu and ASE, requesting the court to remove him from ASE’s board based on Article 10-1 of the Securities Investor and Futures Trader Protection Act. There is no assurance that this proceeding or the further scrutiny from regulators will not generate publicity or media attention. Any negative publicity in connection to this legal proceeding may adversely affect ASE’s brand and reputation and result in a material adverse impact on their business operations and prospects. As ASE depends on the continued service of its executive officers and is not insured against the loss of service of any of their personnel, ASE’s business operations could suffer if it loses the service of any executive officers, including Dr. Tien Wu, and cannot adequately replace them.

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

The trading price of our ADSs may be affected by the trading price of our common shares on the TWSE. The ROC securities market is smaller and more volatile than the securities markets in the United States and in many European countries. The TWSE has experienced substantial fluctuations in the prices and volumes of sales of listed securities and there are currently limits on the range of daily price movements on the TWSE. The TWSE Index peaked at 12,495.3 in February 1990, and subsequently fell to a low of 2,560.5 in October 1990. On March 13, 2000, the Taiwan Stock Exchange Index experienced a 617-point drop, which represented the single largest decrease in the Taiwan Stock Exchange Index in its history. During the period from January 1, 2017 to December 31, 2017, the Taiwan Stock Exchange Index peaked at 10,854.57 on November 23, 2017, and reached a low of 9,272.88 on January 3, 2017. Over the same period, the trading price of our common shares ranged from NT$42.35 per share to NT$32.60 per share. On March 16, 2018, the Taiwan Stock Exchange Index closed at 11,027.7, and the closing value of our common shares was NT$41.75 per share.

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

We may not continue to declare cash dividends in any particular amount.

We intend to continue to pay dividends. However, future dividends may be affected by, among other things, the best interests of our company and our shareholders, our results of operations, cash balances and future cash requirements, financial condition, investments and acquisitions, legal risks, and other factors that the board of directors may consider relevant. Our dividend payments may change from time to time, and we cannot assure that we will continue to declare dividends in any particular amounts. A reduction in, a delay of, or elimination of our dividend payments could adversely affect our share price.

Holders of common shares and ADSs may experience dilution if we issue stock bonuses and stock options to employees or sell additional equity or equity-linked securities.

Similar to other ROC technology companies, we issue bonuses from time to time in the form of common shares. Prior to 2009, bonuses issued in the form of our common shares were valued at par. Beginning in 2009, bonuses in the form of our common shares are valued at the closing price of our common shares on the day prior to our shareholders’ meeting. In addition, under the ROC Company Law we may, upon approval from our board of directors and the ROC Securities and Futures Bureau of the FSC, establish employee stock option plans provided that shareholders’ approval is required if the exercise price of an option would be less than the closing price of our common shares on the TWSE on the grant date of the option. ASE Inc. currently maintains two employee stock option plans pursuant to which our full-time employees, including our domestic and foreign subsidiaries, are eligible to receive stock option grants. As of December 31, 2017, 135,961,000 options granted by ASE Inc. were outstanding. Our board of directors and the FSC approved the 5th employee share option plans in December 2014 and April 2015, respectively, under which 94,270,000 options were granted in September 2015. See “Item 6. Directors, Senior Management and Employees—Compensation—ASE Inc. Employee Bonus and Stock Option Plans.” The issuance of our common shares pursuant to stock bonuses or stock options may have a dilutive effect on the holders of outstanding common shares and ADSs.

In addition, the sale of additional equity or equity-linked securities may result in additional dilution to our shareholders. In September 2013, we issued 2018 Convertible Bonds to fund procurement of raw materials from overseas. The bonds are convertible by holders at any time on or after October 16, 2013 and up to (and including) August 26, 2018. The initial conversion price was NT$33.085 per common share, subject to adjustment upon the occurrence of certain events, such as the 2013 Capital Increase, the 2017 Capital Increase and cash dividend distribution. Any conversion of bonds, in full or in part, would dilute the ownership interest of our existing shareholders and our earnings per share and could adversely affect the market price of our ADSs. As of the date of this annual report, the bondholders have exercised conversion rights to convert 2018 Convertible Bonds of US$399.6 million into 424,258,000 common shares at conversion prices ranging from NT$27.95 (US$0.9) to NT$28.96 (US$1.0) per common share. The converted common shares represented 5% of our outstanding shares as of December 31, 2017. In the third quarter of 2017, the closing price of our common shares (translated into U.S. dollars at the prevailing rates) for a period of 20 consecutive trading days was higher than 130% of the conversion price in U.S. dollar translated at the fixed exchange rate of US$1 to NT$29.956 determined on pricing date per common share. As a result, we redeemed the outstanding 2018 Convertible Bonds of US$0.4 million in September 2017.

In September 2013, we issued 130,000,000 common shares for public subscription, which was effected by way of an increase in our authorized share capital in the amount of NT$1,300.0 million. Moreover, in March 2017, we granted rights to the record holders of our existing common shares to subscribe for an aggregate of 240,000,000 of our common shares, par value NT$10.0 per share (the “Rights Offering”). Substantially concurrently with the Rights Offering, we also offered 30,000,000 of our common shares to our employees (the “Employee Offering”) and offered 30,000,000 of our common shares to the public in Taiwan (the “Taiwan Public Offering”, together with the Rights Offering and the Employee Offering, the “2017 Capital Increase”). The issuance of additional equity or equity-linked securities could cause dilution to our ADS holders.

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

On January 16, 2018, we converted 9,690,452 American depositary shares of SPIL we owned into 48,452,260 common shares. As of January 31, 2018, SPIL had an aggregate of 3,116,361,139 common shares, including 188,916,960 common shares represented by American depositary shares, issued and outstanding, and we beneficially owned 1,037,300,000 common shares of SPIL. There were no public takeover offers by third parties of ASE’s shares which occurred in 2016.

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

Capital Expenditures

Our principal capital expenditures for the years ended December 31, 2015, 2016 and 2017 have been for machinery and equipment procurements and investments in buildings and improvement in connection with the expansion of our capacity expansion, for which we spent NT$28,280.8 million, NT$27,680.9 million and NT$23,677.7 million (US$798.8 million), respectively. We had commitments for capital expenditures of approximately NT$7,019.4 million (US$236.8 million), of which NT$294.2 million (US$9.9 million) had been paid as of December 31, 2017, mainly in connection with the expansion of our packaging and testing services operations primarily in the ROC and the PRC. Any future expansion of our operating activities could result in additional capital expenditures. We anticipate our capital expenditures in 2018 will be financed through our existing cash, marketable securities, expected cash flow from operations and existing credit lines under our loan facilities and will consist of, among other things, additional machinery and equipment procurements for our capacity expansions. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” for more information. Other than the acquisition of common shares and American depositary shares of SPIL by way of the Initial SPIL Tender Offer, the Share Exchange and through open market purchases, there were no significant financial investments or divestitures in 2015, 2016 and 2017. See “Item 4. Information on the Company—History and Development of the Company—Acquisition of Common Shares and American Depositary Shares of SPIL” for information.

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

The semiconductor industry is characterized by strong long-term growth, with periodic and sometimes severe cyclical downturns. The Semiconductor Industry Association reported that worldwide sales of semiconductors increased from approximately US$51.0 billion in 1990 to approximately US$412.2 billion in 2017. We believe that overall growth and cyclical fluctuations will continue over the long-term in the semiconductor industry.

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

As a result of the aforementioned mergers and acquisitions, our competitors were able to further strengthen their competitive position by expanding their product offerings and combining their financial resources. We expect this consolidation trend to continue in 2018.

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

We evaluate acquisition and joint venture opportunities on the basis of access to new markets and technology, the enhancement of our production capacity, improvement of research and development capabilities, economies of scale and management resources, and closer proximity to existing and potential customers. For example, we acquired controlling interests in Universal Scientific in 2010 to broaden our offerings to include integrated solutions for electronic manufacturing services in relation to computers, peripherals, communications, industrial, automotive, and storage and server applications. In May 2015, we entered into a joint venture agreement with TDK Corporation to invest in ASEEE to further expand our business in embedded substrates. We acquired 779,000,000 common shares (including common shares represented by American depositary shares) of SPIL through the Initial SPIL Tender Offer in September 2015 and additional 258,300,000 common shares of SPIL (including those represented by American depositary shares) in March and April 2016 through open market purchases. We entered into the Joint Share Exchange Agreement with SPIL in June 2016, and upon the consummation of the Share Exchange, which is subject to shareholders’ approval of both companies and the satisfaction of other conditions, ASE and SPIL will become wholly owned subsidiaries of ASE Holding concurrently. Furthermore, we entered into a joint venture agreement with Qualcomm Incorporated in February 2018 to expand our SiP business.

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

Principal Products and Services

We offer a broad range of semiconductor packaging and testing services. In addition, we have provided electronic manufacturing services since our acquisition of a controlling interest in Universal Scientific in February 2010. Our package types generally employ either leadframes or substrates as interconnect materials. The semiconductors we package are used in a wide range of end-use applications, including communications, computing, consumer electronics, industrial, automotive and other applications. Our testing services include front-end engineering testing, which is performed during and following the initial circuit design stage of the semiconductor manufacturing process, wafer probe, final testing and other related semiconductor testing services. We focus on packaging and testing semiconductors. We offer our customers turnkey services, which consist of packaging, testing and direct shipment of semiconductors to end users designated by our customers. Our electronic manufacturing services are used in a wide range of end-use applications, including, but not limited to, computers, peripherals, communications, industrial applications, automotive electronics, and storage and server applications. In 2017, our revenues generated from packaging, testing and electronic manufacturing services accounted for 43.5%, 9.0% and 46.1% of our operating revenues, respectively.

Packaging Services

We offer a broad range of package types to meet the requirements of our customers, including flip-chip BGA, flip-chip CSP, aCSP (advanced chip scale packages), quad flat packages (QFP), thin quad flat packages (TQFP), bump chip carrier (BCC), quad flat no-lead (QFN) packages, aQFN (advanced QFN) and Plastic BGA. In addition, we provide 3D chip packages, such as MAP POP (package on package), aMAP POP (advanced, laser ablation type), which enable our customers to mount packages more easily, and HB PoP (High-Band package on Package) for higher performance orientation and marketing requirement. We also offer other forms of stacked die solutions in different package types, e.g., stacked die QFN, hybrid BGAs containing stacked wire bond and FC die. Meanwhile, we are developing the cost-effective solutions to 3D packages, such 2.1D (substrate layer modification) and 2.5D (substrate interposer) to fulfill current low cost and high performance requirement in parallel with 3D packages with TSV (Through Silicon Via) technology. Our first product has been a CMOS image sensor with TSV to minimize the form factor. In addition, to meet current trends toward low cost solutions, we provide copper wire bonding solutions which can be applied to current gold wire products. We also provide high volume manufacturing experience with silver wire bonding for FCCSP Hybrid packages. Furthermore, we are one of the key providers of IoT (Internet of Things), server and automotive services. We believe we are among the leaders in such packaging processes and technologies and are well positioned to lead the technology migration in the semiconductor packaging industry.

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

We provide numerous technologies to meet various customer demands. The following table sets forth our principal advanced packages.

Package Types	Number of Leads	Description	End-Use Applications
Wafer Level Chip Scale Package (aCSP)	6-120	A wafer level chip scale package that can be directly attached to the circuit board. Provides shortest electrical path from the die pad to the circuit board, thereby enhancing electrical performance.	Cellular phones, personal digital assistants, watches, MP3 players, digital cameras and camcorders.

Flip-Chip Chip Scale Package (FC-CSP, a-fcCSP)	16-770	A lightweight package with a small, thin profile that provides better protection for chips and better solder joint reliability than other comparable package types.	RFICs and memory ICs such as digital cameras, DVDs, devices that utilize WiMAX technology, cellular phones, GPS devices and personal computer peripherals.

Flip-Chip PiP (Package in Package) (FC-CSP PiP)	500-980	System In Package for Flip-Chip+Memory die inside with a better electrical performance package types.	Application processor for smartphone, data modern on portable devices.

Flip-Chip PoP (Package on Package) (FC-CSP PoP)	500-1100	SOC (System On Chip) die for Assembly to Bottom package and then applied for Memory die on top inside with a better electrical performance package types.	High-tier application processor for smartphone, data modern on portable devices.

Flip-Chip BGA/ HF FCBGA(High Performance / Heat Spreader / FCBGA)	16-2916	Using advanced interconnect technology, the flip-chip BGA packages allow higher density of input/output connection over the entire surface of the dies. HF FCBGA is designed for semiconductor high-performance requirement of high density of interconnects.	High-performance networking, graphics and server and data center processor applications.

Package Types	Number of Leads	Description	End-Use Applications
Hybrid (Flip-Chip and Wire Bonding)	49-608	A package technology that stacks a die on top of a probed good die to integrate ASIC and memory (flash, SRAM and DDR) into one package and interconnects them with wire bonding and molding. This technology suffers from known good die issues (i.e., one bad die will ruin the entire module). Rework is also not an option in hybrid packages.	Digital cameras, smartphones, bluetooth applications and personal digital assistants.

aS3	up to 300	Ultra-thin profile package which is excellent on middle pin count alternative solution; standard BT material and manufacturing equipment; and lower cost via on pad.	High I/O and short wire length package solution in high performance requirement.

Integrated Passive Device (IPD)	~ 20	IPD can provide high performance/high Q-factor inductor and single/double layers for lower cost and turnkey solutions and integrate passives into one IPD chip. IPD requires less involvement in the Surface Mount Technology (“SMT”) process, and is considered to be more compatible with current assembly process and suitable for all package solutions.	Cellular phones, Wi-Fi module, TV and personal digital assistants.

HB (High-Bandwidth)	~ 1000	High-Bandwidth POP can provide a data rate and good signal integrity for Cellular AP, a integration solution for ASIC and Memory, decoupling function for multiple memory mount applications.	Cellular phones and application processors.

POP (Package On Package)	~ 256L Memory

FOWLP (Fan-out Wafer-Level Package)	~ 1,500+	FOWLP provides an extended solution/package type to integrate most different functional chips or packages and to have good reduction in resistance & inductance over FCCSP, better thermal performance and smaller form factors of packages, and can be applied for different stack or SiP solutions.	Cellular phones, logic devices, power management, RF, Codec, IoT, wearables and networking.

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

The following table sets forth our principal IC wirebonding packages.

Package Types	Number of Leads	Description	End-Use Applications
Advanced Quad Flat No-Lead Package (aQFN)	104-276	aQFN allows for leadless, multi-row and fine-pitch leadframe packaging and is characterized by enhanced thermal and electrical performance. aQFN is a cost-effective packaging solution due to its cost-effective materials and simpler packaging process.	Telecommunications products, wireless local access networks, personal digital assistants, digital cameras, low to medium lead count packaging information appliances.

Quad Flat Package (QFP)/Thin Quad Flat Package (TQFP)	44-256	Designed for advanced processors and controllers, application-specific integrated circuits and digital signal processors.	Multimedia applications, cellular phones, personal computers, automotive and industrial products, hard disk drives, communication boards such as ethernet, integrated services digital networks and notebook computers.

Quad Flat No-Lead Package (QFN)/ Dual-Row QFN (DR-QFN)/ Microchip Carrier (MCC)	12-160	QFN/DRQFN, also known as types of MCC, uses half-encapsulation technology to expose the rear side of the die pad and the tiny fingers, which are used to connect the chip and bonding wire with printed circuit boards. Dual-Row is to increase the lead counts for product requirement.	Cellular phones, wireless local access networks, personal digital assistant devices and digital cameras.

Bump Chip Carrier (BCC)	16-156	BCC packages use plating metal pads to connect with printed circuit boards, creating enhanced thermal and electrical performance.	Cellular phones, wireless local access networks, personal digital assistant devices and digital cameras.

Small Outline Plastic Package (SOP)/Thin Small Outline Plastic Package (TSOP)	8-56	Designed for memory devices including static random access memory, or SRAM, dynamic random access memory, or DRAM, fast static RAM, also called FSRAM, and flash memory devices.	Consumer audio/video and entertainment products, cordless telephones, pagers, fax machines, printers, copiers, personal computer peripherals, automotive parts, telecommunications products, recordable optical disks and hard disk drives.

Package Types	Number of Leads	Description	End-Use Applications
Small Outline Plastic J-Bend Package (SOJ)	20-44	Designed for memory and low pin-count applications.	DRAM memory devices, microcontrollers, digital analog conversions and audio/video applications.

Plastic Leaded Chip Carrier (PLCC)	28-84	Designed for applications that do not require low-profile packages with high density of interconnects.	Personal computers, scanners, electronic games and monitors.

Plastic Dual In-line Package (PDIP)	8-64	Designed for consumer electronic products.	Telephones, televisions, audio/video applications and computer peripherals.

Plastic BGA	119-1520	Designed for semiconductors which require the enhanced performance provided by plastic BGA, including personal computer chipsets, graphic controllers and microprocessors, application-specific integrated circuits, digital signal processors and memory devices.	Telecommunications products, global positioning systems, notebook computers, disk drives and video cameras.

Stacked-Die BGA	120-1520	Combination of multiple dies in a single package enables package to have multiple functions within a small surface area.	Telecommunications products, local area networks, graphics processor applications, digital cameras and pagers.

Package-on-Package (POP, aMAP POP)	136-904	This technology places one package on top of another to integrate different functionalities while maintaining a compact size. It offers procurement flexibility, low cost of ownership, better total system cost and faster time to market. Designers typically use the topmost package for memory applications and the bottommost package for ASICs. By using this technology, the memory known good die issue can be mitigated and the development cycle time and cost can be reduced.	Cellular phones, personal digital assistants and system boards.

Land Grid Array (LGA)	10-72	Leadless package which is essentially a BGA package without the solder balls. Based on laminate substrate, land grid array packages allow flexible routing and are capable of multichip module functions.	High frequency integrated circuits such as wireless communications products, computers servers, personal computer peripherals and MEMS sensors.

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

The demand for higher performance semiconductors in smaller packages will continue to spur the development of IC substrates that can support the advancement in circuit design and fabrication. As a result, we believe that the market for substrates will grow and the cost of substrates as a percentage of the total packaging process will increase. In the past, substrates we designed for our customers were produced by independent substrate manufacturers. Since 1997, we have been designing and producing a portion of our interconnect materials in-house. In 2017, our interconnect materials operations supplied approximately 25.91% of our consolidated substrate requirements by value.

The following table sets forth, for the periods indicated, the percentage of our packaging revenues accounted for by each principal type of packaging products or services.

	Year Ended December 31,
	2015	2016	2017

Bumping, Flip Chip, WLP and SiP	27.1%	28.6%	29.9%
IC Wirebonding(1)	61.9	61.4	59.2
Discrete and other	11.0	10.0	10.9
Total	100.0%	100.0%	100.0%

(1)	Includes leadframe-based packages such as QFP/TQFP, QFN/MCC and PLCC/PDIP and substrate-based packages, such as various BGA package types and LGA.

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

Logic/Mixed-signal/RF/(2.5D/3D) module and SiP/Discrete Final Testing. We conduct final tests of a wide variety of logic/mixed-signal/RF/(2.5D/3D) module and SiP/ MEMS /discrete semiconductors, with the number of leads or bumps ranging from the single digits to over ten thousand and operating frequencies of over 12 Gbps for digital semiconductors and mmWave for radio frequency semiconductors, which are at the high end of the range for the industry. The products we test include semiconductors used for wired, wireless and mobile communications, automotive, home entertainment, personal computer, artificial intelligence, and high performance computing applications, as well as a variety of consumer and application-specific integrated circuits for various specialized applications.

Other Test-Related Services. We provide a broad range of additional test-related services, such as:

•	Electric Interface Board and Mechanical Test Tool Design. Process of designing individualized testing apparatuses such as test load boards, sockets, handler change kits, and probe cards for unique semiconductor devices and packages.

•	Program Conversion. Process of converting a program from one test platform to different test platforms to reduce testing costs or optimize testing capacity.

•	Program Efficiency Improvement. Process of optimizing the program code or increasing site count of parallel tests to improve testing throughout.

•	Burn-in Testing. Burn-in testing is the process of electrically stressing a device, usually at high temperature and voltage, for a period of time to simulate the continuous use of the device to determine whether this use would cause the failure of marginal devices.

•	Module and SiP Testing. We provide module and SiP testing through integrated bench solution or automatic test equipment to our customers with a complete solution with respect to finger print sensor module, camera module, 3D depth sensing module, wireless connectivity devices, global positioning system devices, personal navigation devices and digital video broadcasting devices.

•	Tape and Reel. Process which involves transferring semiconductors from a tray or tube into a tape-like carrier for shipment to customers.

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

The following table sets forth, for the periods indicated, the percentage of our testing revenues accounted for by each type of testing service.

	Year Ended December 31,
	2015	2016	2017
Testing Services:
Front-end engineering testing	4.2%	3.6%	3.4%
Wafer probing	20.1	19.7	16.7
Final testing	75.7	76.7	79.9
Total	100.0%	100.0%	100.0%

Electronic Manufacturing Services. Since our acquisition of a controlling interest in Universal Scientific in February 2010, we also provide integrated solutions for electronic manufacturing services in relation to computers, peripherals, communications, industrial, automotive, and storage and server applications. The key products and services we offer to our customers, for instance, include:

•	Computers: motherboards for server & desktop PC; peripheral; port replicator;

•	Communications: Wi-Fi; SiP;

•	Consumer products: control boards for flat panel devices; SiP;

•	Automotive electronics: automotive electronic manufacturing services; car LED lighting; regulator/rectifier;

•	Industrial products: point-of-sale systems; smart handheld devices;

•	Storage: network attach system; network video record; solid state driver; and

•	Others: field replacement unit; return material authorization

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

Customers

Our five largest customers together accounted for approximately 48.2%, 42.0% and 46.4% of our operating revenues in 2015, 2016 and 2017, respectively. One customer accounted for more than 10.0% of our operating revenues in 2015, 2016 and 2017.

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

	Year Ended December 31,
	2015	2016	2017
Communications	54.7%	52.2%	48.9%
Computing	11.1	11.5	11.5
Consumer electronics/industrial/automotive/other	34.2	36.3	39.6
Total	100.0%	100.0%	100.0%

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

	Year Ended December 31,
	2015	2016	2017
Communications	53.2%	50.6%	45.5%
Computing and storage	14.3	16.9	15.0
Consumer electronics	18.7	18.4	25.9
Industrial	8.1	7.2	7.3
Automotive	4.9	6.0	5.6
Other	0.8	0.9	0.7
Total	100.0%	100.0%	100.0%

We categorize our operating revenues geographically based on the country in which the customer is headquartered. The following table sets forth, for the periods indicated, the percentage breakdown by geographic regions of our operating revenues.

	Year Ended December 31,
	2015	2016	2017
United States	72.6%	65.8%	67.6%
Taiwan	11.5	14.1	12.2
Asia	8.1	10.9	10.4
Europe	7.3	8.5	9.1
Other	0.5	0.7	0.7
Total	100.0%	100.0%	100.0%

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

We produce substrates for use in our packaging operations. In 2017, our interconnect materials operations supplied approximately 25.9% of our consolidated substrate requirements by value. See “—Principal Products and Services—Interconnect Materials.”

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

Electronic Manufacturing Services

Our manufacturing processes use many raw materials in our electronic manufacturing services. For 2017, raw materials costs accounted for 79.3% of our operating revenues from electronic manufacturing services. Our principal raw materials include, among others, printed circuit boards, integrated chips, ink, semiconductor devices, computer peripherals and related accessories and electronic components. Our principal raw materials varied in the past, depending on the end-use products we provided.

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

Wire bonders connect the input/output terminals on the silicon die using extremely fine gold or copper wire to leads on leadframes or substrates. Typically, a wire bonder may be used, with minor modifications, for the packaging of different products. As of January 31, 2018, we operated an aggregate of 16,075 wire bonders, of which 16,027 were fine-pitch wire bonders. As of the same date, 22 of the wire bonders operated by us were consigned by customers and none were leased under operating leases. For the packaging of certain types of substrate-based packages, die bonders are used in place of wire bonders. The number of bonders at a given facility is commonly used as a measure of the packaging capacity of the facility. In addition to bonders, we maintain a variety of other types of packaging equipment, such as wafer grind, wafer mount, wafer saw, automated molding machines, laser markers, solder plate, pad printers, dejunkers, trimmers, formers, substrate saws and scanners. We purchase our packaging equipment from major international manufactures, including Disco Corporation, BE Semiconductor Industries N.V., Kulicke & Soffa Pte Ltd., Tokyo Electron Limited, TOWA Corporation and ASM Pacific Technology.

Testing

Testing equipment is the most capital intensive component of the testing process. We generally seek to purchase testers from different suppliers with similar functionality and the ability to test a variety of different semiconductors. We purchase testers from major international manufacturers, including Teradyne, Inc., Advantest Ltd., LTX-Credence Corporation, Hontech and Tokyo Electron Limited. Upon acquisition of new testers, we install, configure, calibrate, perform burn-in diagnostic tests on and establish parameters for the testers based on the anticipated requirements of existing and potential customers and considerations relating to market trends. As of January 31, 2018, we operated an aggregate of 3,755 testers, of which 1,250 were consigned by customers and 53 were leased under operating leases. In addition to testers, we maintain a variety of other types of testing equipment, such as automated handlers and probers (special handlers for wafer probing), scanners, reformers and computer workstations for use in software development. Each tester may be attached to a handler or prober. Handlers attach to testers and transport individual packaged semiconductor to the tester interface. Probers similarly attach to the tester and align each individual die on a wafer with the interface to the tester.

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

Electronic Manufacturing Services

The SMT assembly line is the key facility of our electronic manufacturing operations, and generally includes a printer and one or two high-speed mounters and/or a multi-function mounter. The SMT assembly process primarily consists of the following three manufacturing steps: (i) solder paste stencil printing, (ii) component placement and (iii) solder reflow. High-speed SMT assembly systems offer both economic and technical advantages that may reduce both production cost and time while meeting quality requirements. Thus, SMT has become the most popular assembly method for sophisticated electronic devices. We had 122 SMT lines as of January 31, 2018.

Intellectual Property

As of January 31, 2018, we held 1,654 Taiwan patents, 981 U.S. patents, 1,042 PRC patents and 16 patents in other countries related to various semiconductor packaging technologies and invention, utility and design on our electronic manufacturing services. In addition, we also filed several trademarks applications in Taiwan, the United States, China and the European Union. For example, “ASE”, “aCSP”, “ a-EASI”, “a-fcCSP”, “aQFN” “a-QFN”, “a-TiV”, “iSiP”, “iWLP” and “aSiM” have been registered in Taiwan.

We have also entered into various non-exclusive technology license agreements with other companies involved in the semiconductor manufacturing process, including Fujitsu Limited, Flip Chip International, L.L.C., Mitsui High-Tec, Inc., Infineon Technologies AG, TDK Corporation and Deca Technologies Inc. The technology we license from these companies includes solder bumping, redistribution, ultra CSP assembly, advanced QFN assembly, wafer level packaging and other technologies used in the production of package types, such as BCC, flip-chip BGA, film BGA, aQFN and chip embedding. Our license agreements with Flip Chip International, L.L.C. and SPIL will not expire until the expiration of the patents licensed by the agreement. Our license agreement with Infineon Technologies AG will expire on November 5, 2018. Our license agreement with Mitsui High-Tec, Inc. renews automatically each year, and our license agreement with Fujitsu Limited renews automatically each year unless the parties to the agreement agree otherwise. Our license agreement with TDK Corporation will remain in effect until expiration of the TDK’s patents licensed by the agreement. Our license agreement with Deca Technologies Inc. will expire on January 13, 2026. Our success depends in part on our ability to obtain, maintain and protect our patents, licenses and other intellectual property rights, including rights under our license agreements with third parties.

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

Location	ISO/TS 16949(1)	ISO 9001(2)	ISO 14001(3)	ISO 17025(4)	ISO 14064-1(5)	ISO 14067(6)	IECQ HSPM QC080000(7)	Sony Green(8)	OHSAS 18001(9)	TOSHMS (10)	ISO 50001(11)	ISO- 13485(12)	ISO 28000(13)	ISO 26262(14)	ISO 15408- EAL6 (15)
Taiwan	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Shanghai, PRC	✓	✓	✓		✓		✓		✓
Suzhou/Kunshan/Weihai/ Wuxi, PRC	✓	✓	✓		✓		✓	✓	✓
Korea	✓	✓	✓				✓	✓	✓
Japan	✓	✓	✓				✓	✓
Malaysia	✓	✓	✓		✓		✓	✓
Singapore	✓	✓	✓				✓		✓
California		✓	✓	✓

(1)	ISO/TS16949 standards were originally created by the International Automotive Task Force in conjunction with the International Standards Organization, or ISO. These standards provide for continuous improvement with an emphasis on the prevention of defects and reduction of variation and waste in the supply chain.

(2)	ISO 9001 quality standards, set by the ISO, are related to quality management systems and designed to help organizations ensure that they meet the needs of customers and other stakeholders while meeting statutory and regulatory requirements related to the product.

(3)	ISO 14001 sets out the criteria for an environmental management system. It can be used by any organization that wants to improve resource efficiency, reduce waste and drive down costs.

(4)	ISO 17025 is the main ISO standard used by testing and calibration laboratories.

(5)	ISO 14064-1 standard is part of the ISO 14000 series of International Standards for environmental management. The ISO 14064 standard provides governments, businesses, regions and other organizations with a complementary set of tools for programs to quantify, monitor, report and verify greenhouse gas emissions.

(6)	ISO 14067 specifies principles, requirements and guidelines for the quantification and communication of the carbon footprint of a product based on International Standards on life cycle assessment for quantification and on environmental labels and declarations for communication.

(7)	IECQ HSPM QC080000 is a certification designed to manage, reduce and eliminate hazardous substances.

(8)	“Sony Green Partner” indicates our compliance with the “Sony Green Package” standard requirements.

(9)	OHSAS 18001 is a set of standards designed upon collaboration with occupational health and safety experts and now offered by many certification organizations as an indication of compliance with certain standards for occupational health and safety.

(10)	TOSHMS is the Taiwan Occupational and Health Management System.

(11)	ISO50001 is a standard for an energy management system. It can be used by any organization that wants to reduce energy costs and use energy more efficiently.

(12)	ISO 13485 quality management system sets forth the quality requirements for organizations that are required to consistently meet customers’ requirements and regulatory requirements in the medical devices and related services industry.

(13)	ISO 28000 is an international standard for security management system dealing with security assurance in a supply chain.

(14)	ISO 26262 is an international standard for functional safety of electrical and electronic systems in production automobiles defined by ISO.

(15)	ISO 15408-EAL6 is a framework that outlines the criteria for globally recognized standards and security inspections for IT products. It is designed for products and applications that are targeted for high security-intensive markets, such as the government, banking or defense sectors.

Since our acquisition of a controlling interest in Universal Scientific in February 2010, we began providing electronic manufacturing services, for which we also have strict process controls. The table below sets forth the certifications we have obtained for our electronic manufacturing services facilities.

Location	ISO/TS 16949	ISO 9001	ISO 14001	ISO 14064-1	IECQ QC 080000	TL 9000(1)	OHSAS 18001	ISO 50001	ISO 17025	ISO 26262	TOSHMS	ISO 13485
Taiwan	✓	✓	✓	✓	✓		✓	✓			✓
Shenzhen, PRC		✓	✓	✓	✓	✓	✓	✓
Shanghai, PRC	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Kunshan, PRC	✓	✓	✓	✓	✓	✓	✓	✓		✓		✓
Mexico	✓	✓	✓	✓	✓		✓	✓

(1)	TL 9000 quality management system sets forth the supply chain quality requirements of the global communications industry.

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

Our electronic manufacturing services business, operated by our subsidiary Universal Scientific, faces significant competition from other electronic manufacturing services providers, such as Hon Hai Precision Ind. Co., Ltd., with comprehensive integration, wide geographic coverage and large production capabilities that enable them to achieve economies of scale. We believe, however, that we can still achieve satisfactory performance in the market given that we have been able to provide products with high quality and we are capable of designing new products by cooperating with our customers.

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

Furthermore, in order to demonstrate our commitment to environmental protection, in December 2013, our board of directors approved contributions to environmental protection efforts in Taiwan in a total amount of not less than NT$3,000.0 million, to be made in the following 30 years. For the years ended December 31, 2015, 2016 and 2017, we have made contributions in the amount of NT$100.0 million (US$3.4 million) each, respectively, through ASE Cultural and Educational Foundation to fund various environmental projects, and our board of directors have resolved in a resolution in January 2018 to contribute NT$100.0 million (US$3.4 million) through ASE Cultural and Educational Foundation in environmental projects in 2018. Our estimated environmental capital expenditures for 2018 will be approximately US$13.3 million, of which 3.9% will be used in climate change adaptation.

ASE Inc. Kaohsiung facility

Our operations involving wafer-level process and require wastewater treatment at our K7 Plant have been subject to scrutiny by the Kaohsiung City Environmental Protection Bureau and the Kaohsiung District Prosecutors office as a result of alleged wastewater disposal violations that occurred on October 1, 2013.

On December 20, 2013, the Kaohsiung Environmental Protection Bureau imposed a fine of NT$102.0 million (the “Administrative Fine”) upon us for alleged violations of the Water Pollution Control Act. We filed an administrative appeal to nullify the Administrative Fine, which was dismissed by the Kaohsiung City Government. In August 2014, we appealed to the Kaohsiung High Administrative Court seeking to (i) revoke Kaohsiung City Government’s decision, (ii) lift the administrative penalty imposed on us and (iii) demand a refund of the Administrative Fine. On March 22, 2016, the Kaohsiung High Administrative Court revoked Kaohsiung City Government’s decision and lifted the administrative penalty. Our demand for a refund of the Administrative Fine was dismissed. We appealed to the Supreme Administrative Court on April 14, 2016 against the Kaohsiung High Administrative Court’s unfavorable ruling in dismissing a refund. On June 8, 2017, the Supreme Administrative Court overturned Kaohsiung High Administrative Court’s decision and ordered Kaohsiung Environmental Protection Bureau to refund the Administrative Fine paid by us.

In connection with the same alleged violations at our K7 plant, in October 2014, the Kaohsiung District Court ruled that we were in violation of the ROC Waste Disposal Act and imposed on us a criminal penalty of NT$3.0 million. We appealed the case to the Taiwan High Court Kaohsiung District Branch in November 2014. On September 29, 2015, the Taiwan High Court Kaohsiung District Branch overturned the decision made by Kaohsiung District Court and found us not guilty and repealed the criminal penalty imposed on us. The verdict was final and not appealable. For additional details of these administrative actions and judicial proceedings related to our K7 Plant see “Item 4. Information on the Company—Property, Plants and Equipment” and see “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” Defending against any of these pending or future actions will likely be costly and time-consuming and could significantly divert management’s efforts and resources.

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

Climate Change Management

Climate change management is key to our corporate sustainability. We have established a clear focus on low-carbon development in response to climate change and fluctuating energy supply. We are committed to taking firm actions to mitigate the emission of greenhouse gases throughout our business operations. We aim to address and integrate climate change with our development strategies by (i) establishing an overall carbon management system to implement low-carbon strategies and policies in accordance with our three major guiding principles – “energy saving,” “green energy” and “energy storage”; (ii) investing in renewable energy; (iii) innovating and promoting low-carbon products and services; (iv) identifying our vulnerabilities to climate change and developing adaptation strategies; and (v) cultivating a “green” corporate culture and becoming a leading low-carbon solution provider. We have set up a Corporate Sustainability Committee (CSC) and adopted internal policies in our domestic and oversea subsidiaries to fulfill our commitment to sustainable development.

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

Insurance

We have insurance policies covering property damage and damage to our production facilities, buildings and machinery. In addition, we have liability insurance policies, including but not limited to general liability insurance policies, product liability insurance policies for specified clients and products and directors’ and officers’ insurance policies. Significant damage to any of our production facilities would have a material adverse effect on our results of operations.

We are not insured against the loss of key personnel.

ORGANIZATIONAL STRUCTURE

The following chart illustrates our corporate structure including our principal manufacturing subsidiaries as of January 31, 2018. The following chart does not include wholly owned intermediate holding companies, internal trading companies and those companies without active operations.

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

ASESH AT

We acquired 100% equity interest in GAPT, now known as ASESH AT, in January 2007 for a purchase price of US$60.0 million. ASESH AT is a PRC company based in Shanghai, China that provides packaging and testing services for a wide range of semiconductors.

ASEN

In September 2007, we acquired 60.0% equity interest in ASEN, formerly known as NXP Semiconductors Suzhou Ltd., from NXP Semiconductors for a purchase price of US$21.6 million. In March 2018, our board of directors approved to acquire the remaining 40.0% equity interest in ASEN for a purchase price of US$127.1 million. ASEN is based in Suzhou, China and is engaged in semiconductor packaging and testing.

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

In February 2012, Universal Scientific Shanghai completed its IPO on the Shanghai Stock Exchange. The total proceeds from the IPO was approximately RMB811.7 million prior to deducting underwriting discounts and commissions. In November 2014, Universal Scientific Shanghai completed its capital increase by way of domestic private placements through a bidding process, raising a total of RMB2,063.0 million prior to deducting underwriting discounts and commissions. The issue price per share was RMB27.06. As of January 31, 2018, we indirectly held 75.8% of the total outstanding shares of Universal Scientific Shanghai through our subsidiaries USI Inc. and ASE Shanghai.

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

On September 24, 2015, as part of our corporate reorganization to align each business function to different legal entity groups, the board of directors of ASE Inc. passed a resolution to announce our intention to carry out the Universal Scientific Share Transfer. The Universal Scientific Share Transfer was approved by the Investment Commission of MOEA on February 3, 2016. The majority of shares were transferred in March 2016, and the remaining shares were transferred in May 2016. Following the completion of the Universal Scientific Share Transfer, USI Group will operate under the legal entities directly and indirectly held under USI Inc. See “Item 4. Information on the Company—Information on the Company—History and Development of the Company—USI Group Restructuring” for more information.

In January 2017, Universal Scientific completed a cash capital increase of NT$1,000 million (US$33.7 million) and our shareholdings of Universal Scientific increased to 75.7%.

As of January 31, 2018, ASE Inc. indirectly held 75.7% of Universal Scientific.

PROPERTY, PLANTS AND EQUIPMENT

We operate a number of packaging, testing and electronic manufacturing facilities in Asia and the United States. Our facilities provide varying types or levels of services with respect to different end-product focus, customers, technologies and geographic locations. With our diverse facilities we are able to tailor our packaging, testing and electronic manufacturing solutions closely to our customers’ needs. The following table sets forth the location, commencement of operation, primary use, approximate floor space and ownership of our principal facilities as of January 31, 2018.

Facility	Location	Commencement of Operation	Primary Use	Approximate Floor Space (in sq. ft.)	Owned or Leased
ASE Inc.	Kaohsiung, ROC	March 1984	Our primary packaging facility, which offers complete semiconductor manufacturing solutions in conjunction with ASE Test Taiwan and foundries located in Taiwan. Focuses primarily on packaging services such as flip-chip, wafer bumping and fine-pitch wire bonding.	6,788,000	Land: leased Buildings: owned and leased

	Chung Li, ROC	Acquired in July 1999	An integrated packaging and testing facility that specializes in semiconductors for communications and consumer applications.	4,162,000	Land and buildings: owned

ASE Test Taiwan	Kaohsiung, ROC	Acquired in April 1990	Our primary testing facilities, which offer complete semiconductor manufacturing solutions in conjunction with ASE Inc.’s facility in Kaohsiung and foundries located in Taiwan. Focuses primarily on advanced logic/mixed-signal/RF/3D IC testing for integrated device manufacturers, fabless design companies and system companies.	845,000	Land: leased Buildings: owned and leased

ASE Test Malaysia	Penang, Malaysia	February 1991	An integrated packaging and testing facility that focuses primarily on the requirements of integrated device manufacturers.	1,102,000	Land: leased Buildings: owned

ASE Korea	Paju, Korea	Acquired in July 1999	An integrated packaging and testing facility that specializes in semiconductors for radio frequency, sensor and automotive applications.	1,294,000	Land and buildings: owned

ISE Labs	California, USA Texas, USA	Acquired in May 1999	Front-end engineering and final testing facilities located in northern California in close proximity to some of the world’s largest fabless design companies. Testing facilities located in close proximity to integrated device manufacturers and fabless companies in Texas.	96,000	Land and buildings: owned and leased

ASE Singapore	Singapore	Acquired in May 1999	An integrated packaging and testing facility that specializes in semiconductors for communication, computers and consumer applications.	282,000	Land: leased Buildings: owned and leased

Facility	Location	Commencement of Operation	Primary Use	Approximate Floor Space (in sq. ft.)	Owned or Leased
ASE Shanghai	Shanghai, China	June 2004	Design and production of semiconductor packaging materials.	1,689,000	Land: leased Buildings: owned

ASE Japan	Takahata, Japan	Acquired in May 2004	An integrated packaging and testing facility that specializes in semiconductors for cellular phone, household appliance and automotive applications.	108,000	Land and buildings: leased

ASE Electronics	Kaohsiung, ROC	August 2006	Facilities for the design and production of interconnect materials such as substrates used in the packaging of semiconductors.	566,000	Land: leased Buildings: owned and leased

ASESH AT	Shanghai, China	Acquired in January 2007	An integrated packaging and testing facility that specializes in semiconductors for communications and consumer applications.	1,950,000	Land: leased Buildings: owned

ASEN	Suzhou, China	Acquired in September 2007	An integrated packaging and testing facility that specializes in communication applications.	451,000	Land: leased Buildings: owned

ASEWH	Shandong, China	Acquired in May 2008	An integrated packaging and testing facility that specializes in semiconductors for communications, computing and consumer applications.	759,000	Land: leased Buildings: owned

ASEKS	Kunshan, China	July 2010	An integrated packaging and testing facility that specializes in semiconductors for communications and consumer applications.	2,310,000	Land: leased Buildings: owned

Wuxi Tongzhi	Wuxi, China	Acquired in May 2013	An integrated packaging and testing facility that specializes in semiconductors for MP3, Vehicle, household appliance and communications applications.	78,000	Land and buildings: leased

Universal Scientific	Nantou, ROC	Acquired in February 2010	Manufacture and marketing of electronic components, accessories and related products.	182,000	Land: owned Buildings: owned and leased

Facility	Location	Commencement of Operation	Primary Use	Approximate Floor Space (in sq. ft.)	Owned or Leased
USI Mexico	Guadalajara, Mexico	Acquired in February 2010	Manufacturing site, which offer motherboard manufacture and system assembly.	384,000	Land: owned Buildings: owned

USISZ	Shenzhen, China	Acquired in February 2010	Manufacturing site, design, manufacture and marketing of motherboards, electronic components, accessories and related products in China.	683,000	Land: leased Buildings: owned

Universal Scientific Shanghai	Shanghai, China	Acquired in February 2010	Manufacturing site, design, manufacture and marketing of motherboards, electronic components, accessories and related products in China.	1,912,000	Land: leased Buildings: owned and leased

UGKS	Kunshan, China	August 2011	Manufacturing site, design, manufacture and marketing of motherboards, electronic components, accessories and related products in China.	889,000	Land: leased Buildings: leased

UGTW	Nantou, ROC	February 2010	Design, manufacture and marketing of electronic components, accessories and related products, and provide related research and development services.	480,000	Land: owned Buildings: owned and leased

UGJQ	Shanghai, China	Established in September 2013	Design, manufacture and marketing of motherboards, electronic components, accessories and related products in China.	647,000	Land: leased Buildings: leased

Our major leased property in Kaohsiung consists primarily of leases of land in the Kaohsiung Nantze Export Processing Zone between ASE Inc. and ASE Test Taiwan, as the lessees, and the Export Processing Zones Administration (the “EPZA”), under the Ministry of Economic Affairs. The leases have ten-year or twenty-year terms that will expire through June 2035. No sublease or lending of the land is allowed. The EPZA has the right to adjust the rental price in the event the government revalues the land. The leases are typically renewable with three-month notice prior to the termination date.

ASE Inc. Kaohsiung Facility

On December 20, 2013, the Kaohsiung Environmental Protection Bureau imposed a fine of NT$102.0 million (“the Administrative Fine”) upon us for the violation of the Water Pollution Control Act. We filed an administrative appeal to nullify the Administrative Fine, which was dismissed by the Kaohsiung City Government. In August 2014, we appealed to the Kaohsiung High Administrative Court seeking to (i) revoke Kaohsiung City Government’s decision, (ii) lift the administrative penalty imposed on us and (iii) demand a refund of the Administrative Fine. On March 22, 2016, the Kaohsiung High Administrative Court revoked Kaohsiung City Government’s decision and lifted the administrative penalty. Our demand for a refund of the Administrative Fine was dismissed. We appealed to the Supreme Administrative Court on April 14, 2016 against the Kaohsiung High Administrative Court’s unfavorable ruling in dismissing a refund. On June 8, 2017, the Supreme Administrative Court overturned Kaohsiung High Administrative Court’s decision and ordered Kaohsiung Environmental Protection Bureau to refund the Administrative Fine paid by us.

In connection with the same alleged violations at our K7 plant, in October 2014, the Kaohsiung District Court ruled that we were in violation of the ROC Waste Disposal Act and imposed on us a criminal penalty of NT$3.0 million. We appealed the case to the Taiwan High Court Kaohsiung District Branch in November 2014. On September 29, 2015, the Taiwan High Court Kaohsiung District Branch overturned the decision made by Kaohsiung District Court and found us not guilty and repealed the criminal penalty imposed on us. The verdict was final and not appealable. For additional details of these administrative actions and judicial proceedings related to our K7 Plant see “—Environmental Matters” and “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

Overview

We offer a broad range of semiconductor packaging and testing services and we also offer electronic manufacturing services since our acquisition of a controlling interest in Universal Scientific in February 2010. In addition to offering each service separately, we also offer turnkey services, which includes integrated packaging, testing and direct shipment of semiconductors to end users designated by our customers and solution-based proactive original design manufacturing, with our customers. In addition, we started generating revenues from our real estate business since 2010. Our operating revenues increased from NT$283,302.5 million in 2015 to NT$274,884.1 million in 2016 and NT$290,441.2 million (US$9,799.0 million) in 2017.

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

In 2015, 2016 and 2017, our depreciation, amortization and rental expense included in operating costs as a percentage of operating revenues was 10.0%, 10.3% and 9.5%, respectively. The decrease in depreciation, amortization and rental expense as a percentage of operating revenues in 2017 compared to 2016 was primarily a result of an increase in our electronic manufacturing services revenues. We begin depreciating our equipment when the machinery is placed into service. There may sometimes be a time lag between when our equipment is available for use and when it achieves high levels of utilization. In periods of depressed industry conditions, such as the fourth quarter of 2008, we experienced lower than expected demand from customers, resulting in an increase in depreciation relative to operating revenues. In particular, the capacity utilization rates for our testing equipment are more severely affected during an industry downturn as a result of a decrease in outsourcing demand from integrated device manufacturers, which typically maintain larger in-house testing capacity than in-house packaging capacity.

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

Raw Material Costs

Substantially all of our raw material costs are accounted for by packaging, the production of interconnect materials and electronic manufacturing services. In particular, our electronic manufacturing services acquired in 2010 require more significant quantities of raw materials than our packaging and production of interconnect materials. In 2017, raw material costs accounted for 79.3% of our operating revenues from electronic manufacturing services, and our revenues generated from electronic manufacturing services contributed to 46.1% of our operating revenues. In 2015, 2016 and 2017, raw material cost as a percentage of our operating revenues was 50.0%, 45.5% and 49.2%, respectively.

We have developed copper wire to gradually replace gold wire in the packaging processes in order to benefit from the lower material cost of copper. However, gold wire is still and will continue to be one of the principal raw materials for us in our packaging processes. It may be difficult for us to adjust our average selling prices to account for fluctuations in the price of gold. Thus we expect our raw material costs to continue to be affected by fluctuations in the price of gold.

Recent Accounting Pronouncements

Adopted standards for current period

In the current year, we have applied the following new, revised or amended standards and interpretations that have been issued and effective: Amendments to IFRSs Annual Improvements to IFRSs: 2014-2016 Cycle, Amendments to IAS 7 Disclosure Initiative and Amendments to IAS 12 Recognition of Deferred Tax Assets for Unrealized Losses. Except for the adoption of Amendments to IAS 7 which can be referred to note 34e to our consolidated financial statements included in this annual report, the adoption of aforementioned standards or interpretations did not have a significant effect on our accounting policies. Please refer to note 3 to our consolidated financial statements included in this annual report for more information.

Standards not yet adopted

Among the new, revised or amended standards and interpretations that have been issued but are not yet effective, except for the adoption of IFRS 9, IFRS 15 and IFRS 16, we believe that the adoption of the following standards and interpretations will not have a material effect on our accounting policies: Amendments to IFRSs Annual Improvements to IFRSs: 2015-2017 Cycle, Amendments to IFRS 2 Classification and Measurement of Share-based Payment Transactions, IFRS 9 Financial Instruments, Amendments to IFRS 9 and IFRS 7 Mandatory Effective Date of IFRS 9 and Transition Disclosures, Amendments to IFRS 9 Prepayment Features with Negative Compensation, Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture, IFRS 15 Revenue from Contracts with Customers, Amendments to IFRS 15 Clarifications to IFRS15 Revenue from Contracts with Customers, IFRS 16 Leases, Amendments to IAS 19 Plan Amendment, Curtailment or Settlement, Amendments to IAS 40 Transfers of investment property, IFRIC 22 Foreign Currency Transactions and Advance Consideration, Amendments to IAS 28 Long-term Interests in Associate and Joint Venture and IFRIC 23 Uncertainty over Income Tax Treatments. Please refer to note 3 to our consolidated financial statements included in this annual report for the impact on our financial position and operating results as a result of the initial adoption of the following standards and interpretations: IFRS 9 Financial Instruments, IFRS 15 Revenue from Contracts with Customers, IFRS 16 Leases and Amendments to IAS 19 Plan Amendment, Curtailment or Settlement.

IFRS 15 “Revenue from Contracts with Customers” and related amendments

IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers, and will supersede IAS 18 “Revenue”, IAS 11 “Construction Contracts” and a number of revenue-related interpretations.

Presented below is the process we have utilized for the adoption of IFRS 15 and related amendments and the significant implementation matters addressed:

•	The Group established a global cross-functional project management implementation team to assess all potential impacts of this standard.

•	The Group is reviewing current accounting policies and practices in each reporting segment to identify potential differences that would result from the application of this standard.

•	Customers and contracts were identified.

•	Evaluation of the contract provisions and the comparison of historical accounting policies and practices to the requirements of the new standard is in process, including the related qualitative disclosures regarding the potential impact of the effects of the accounting policies we expect to apply and a comparison to our current revenue recognition policies.

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

In 2015, 2016 and 2017, we recognized impairment losses of NT$258.1 million, NT$888.2 million and NT$289.6 million (US$9.8 million), respectively, on property, plant and equipment. See note 14 to our consolidated financial statements included in this annual report.

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

For the associate accounted for using the equity method, goodwill is included within the carrying amount of the investment as of each investment date as the excess of cost of investments over the share acquired of the net fair value of the associate’s identifiable assets acquired and the liabilities assumed at the respective investment dates. It involves critical accounting judgment and estimates when determining aforementioned fair values. We engaged independent external appraiser to identify and evaluate the associate’s identifiable tangible assets, intangible assets and liabilities. The scope of such evaluation includes assumptions as current replacement cost of tangible assets, the categories of intangible assets and their expected economic benefits, growth rates for operating revenue and discount rates used in cash flow analysis. The amounts of differences between fair value of identified tangible and intangible assets and the carrying amount at each respective investment dates are depreciated or amortized over their remaining useful lives or expected future economic benefit lives and recognized immediately in profit or loss.

For example, we acquired shareholdings of a subsidiary and its associates in 2016 and identified the differences between the cost of the investment and our share of the net fair value of a subsidiary and its associates’ identifiable assets and liabilities in 2017. We retrospectively adjusted the comparative financial statement for the year ended December 31, 2016. See note 13 to our consolidated financial statements included in this annual report.

Goodwill. Goodwill is allocated to each cash-generating unit and tested for impairment annually, and we test for impairment more frequently if an event occurs or circumstances change that would indicate that the cash-generating unit may be impaired. Determining whether goodwill is impaired requires an estimation of the recoverable amounts of the cash-generating units to which goodwill has been allocated. Recoverable amounts are assessed by value in use which requires management to estimate the future cash flows expected to arise from cash-generating units and suitable discount rates in order to calculate its present value. When the actual future cash flows are less than expected, a material impairment loss may arise. In conducting the future cash flow valuation, we make assumptions about future operating cash flows, the discount rate used to determine present value of future cash flows, and capital expenditures. Future operating cash flows assumptions include sales growth assumptions, which are based on our historical trends and industry trends, and gross margin and operating expense growth assumptions, which are based on the historical relationship of those measures compared to sales and certain cost cutting initiatives. An impairment charge is incurred to the extent the carrying amount exceeds the recoverable amount. We did not recognize any impairment loss in 2015 and 2016. In 2017, we recognized an impairment loss of NT$425.1 million (US$14.3 million) due to the lower-than-expected actual revenue growth of cash flows from segments other than packaging segment, testing segment and EMS segment, which led to the recoverable amount lower than the carrying amount. As of December 31, 2015, 2016 and 2017, we had goodwill of NT$10,506.5 million, NT$10,490.3 million and NT$9,934.5 million (US$335.2 million), respectively. Our conclusion could, however, change in the future if actual results differ from our estimates and judgments under different assumptions and conditions. See note 16 to our consolidated financial statements included in this annual report.

Valuation of Investments. We hold investments in the shareholdings of public and non-public entities. We evaluate these investments periodically for impairment based on market prices, if available, the financial condition of the investees and economic conditions in the industry and estimate of future cash inflows from disposal (net of transaction cost). These assessments usually require a significant amount of judgment, as a significant decline in the market price may be a short-term drop and may not be the best indicator of impairment. Whenever triggering events or changes in circumstances indicate that an investment may be impaired and carrying amount may not be recoverable, we measure the impairment based on the market prices, if available, or using market approach based on the financial result of the investments and estimate of future cash inflows from disposal (net of transaction cost). Several of the investments held by us are recognized as the equity method investments or available-for-sale financial assets. Any significant decline in the estimated future cash flows of the investments or financial assets could affect the value of the investment and indicate that an impairment charge may occur. In 2015, 2016 and 2017, we recognized impairment losses of nil, NT$91.9 million and NT$50.2 million (US$1.7 million), respectively, on our investments. See note 24 to our consolidated financial statements included in this annual report.

Results of Operations

The following table sets forth, for the periods indicated, financial data from our consolidated statements of comprehensive income, expressed as a percentage of operating revenues.

	Year Ended December 31,
	2015	2016 (Retrospectively Adjusted)	2017

Operating revenues	100.0%	100.0%	100.0%
Packaging	41.2	45.6	43.5
Testing	8.9	9.8	9.0
Electronic manufacturing services	48.8	42.0	46.1
Others	1.1	2.6	1.4
Operating costs	(82.3)	(80.7)	(81.8)
Gross profit	17.7	19.3	18.2
Operating expenses	(8.9)	(9.6)	(9.5)
Other operating income and expenses, net	(0.1)	(0.3)	0.0
Profit from operations	8.7	9.4	8.7
Non-operating expense, net(1)	0.1	0.8	2.0
Profit before income tax	8.8	10.2	10.7
Income tax expense	(1.5)	(2.0)	(2.3)
Profit for the year	7.3%	8.2%	8.4%
Attributable to
Owners of the Company	7.0%	7.8%	7.8%
Non-controlling interests	0.3	0.4	0.6
	7.3%	8.2%	8.4%
Other comprehensive income, net of income tax	0.0	(2.9)	(1.6)
Total comprehensive income for the year	7.3%	5.3%	6.8%
Attributable to
Owners of the Company	7.0%	5.1%	6.4%
Non-controlling interests	0.3	0.2	0.4
	7.3%	5.3%	6.8%

(1)	We have completed the identification of difference between the cost of the investment and our share of the net fair value of a subsidiary and its associates’ identifiable assets and liabilities in 2017. Therefore, we retrospectively adjusted the comparative financial statement for the year ended December 31, 2016, which differs from the results included in our annual report on Form 20-F for the year ended December 31, 2016. The retrospective adjustments resulted in a decrease of NT$8.3 million (US$0.3 million) to the investments accounted for using the equity method, a decrease of NT$68.6 million (US$2.3 million) to the goodwill and an increase of NT$56.3 million (US$1.9 million) to the other intangible assets on the consolidated balance sheet as of December 31, 2016, as well as a decrease of NT$8.3 million (US$0.3 million) to share of the profit of associates, an increase of NT$7.0 million (US$0.2 million) to operating cost and an increase of NT$41.1 million (US$1.4 million) to operating expense on the consolidated statement of comprehensive income for the year ended December 31, 2016. See notes 13 and 28 to our audited consolidated financial statement included in this annual report for more information.

The following table sets forth, for the periods indicated, the gross margins for our packaging, testing services and electronic manufacturing services and our total gross margin. Gross margin is calculated by dividing gross profits by operating revenues.

	Year Ended December 31,
	2015	2016	2017
	(percentage of operating revenues)
Gross profit
Packaging	26.0%	22.8%	22.8%
Testing	35.8	36.9	35.6
Electronic manufacturing services	6.8	9.7	10.1
Overall	17.7%	19.3%	18.2%

The following table sets forth, for the periods indicated, a breakdown of our total operating costs and operating expenses, expressed as a percentage of operating revenues.

	Year Ended December 31,
	2015	2016	2017
	(percentage of operating revenues)
Operating costs
Raw materials	50.0%	45.5%	49.2%
Labor	12.3	13.0	12.4
Depreciation, amortization and rental expense	10.0	10.3	9.5
Others	10.0	11.9	10.7
Total operating costs	82.3%	80.7%	81.8%
Operating expenses
Selling	1.3%	1.3%	1.1%
General and administrative	3.8	4.2	4.3
Research and development	3.8	4.1	4.1
Total operating expenses	8.9%	9.6%	9.5%

Year ended December 31, 2017 Compared to Year Ended December 31, 2016

Operating Revenues. Operating revenues increased 5.7% to NT$290,441.2 million (US$9,799.0 million) in 2017 from NT$274,884.1 million in 2016, primarily due to an increase in revenue from our electronic manufacturing services business. Packaging revenues increased 0.8% to NT$126,225.1 million (US$4,258.6 million) in 2017 from NT$125,282.8 million in 2016, primarily due to an increase in demand of Bumping, Flip Chip, WLP & SiP products. Testing revenues decreased 3.2% to NT$26,157.3 million (US$882.5 million) in 2017 from NT$27,031.8 million in 2016, primarily due to the soft demand in end-application market. Revenues from our electronic manufacturing services business increased 16.1% to NT$133,948.0 million (US$4,519.2 million) in 2017 from NT$115,395.1 million in 2016, primarily due to an increase in outsourced orders for consumer products and communications products.

Gross Profit. Gross profit decreased 0.9% to NT$52,732.3 million (US$1,779.1 million) in 2017 from NT$53,187.2 million (retrospectively adjusted) in 2016. Our gross profit as a percentage of operating revenues, or gross margin, was 18.2% in 2017 compared to 19.3% in 2016. The decrease was primarily due to an increase in our electronic manufacturing services business, which had a lower gross margin. Raw material costs in 2017 were NT$142,934.4 million (US$4,822.3 million) compared to NT$125,133.8 million in 2016. As a percentage of operating revenues, raw material costs increased to 49.2% in 2017 from 45.5% in 2016 primarily due to an increase in orders in our electronic manufacturing services business, which had relatively higher raw material costs compared to our other businesses. Labor cost in 2017 was NT$35,978.4 million (US$1,213.8 million) compared to NT$35,588.5 million in 2016. As a percentage of operating revenues, labor cost decreased to 12.4% in 2017 from 13.0% in 2016 primarily due to the growth of our operating revenues. Depreciation, amortization and rental expenses were NT$27,703.1 million (US$934.7 million) in 2017 compared to NT$28,124.6 million (retrospectively adjusted) in 2016. As a percentage of operating revenues, depreciation, amortization and rental expenses decreased to 9.5% in 2017 from 10.3% in 2016. Our gross margin for our packaging business was 22.8% in both 2017 and 2016. Our gross margin for our testing business decreased to 35.6% in 2017 from 36.9% in 2016 primarily due to the decline of our testing revenues. Our gross margin for our electronic manufacturing services business increased to 10.1% in 2017 from 9.7% in 2016 primarily due to a decrease in the sale of products with lower gross margins.

Profit from Operations. Profit from operations decreased 2.1% to NT$25,327.2 million (US$854.5 million) in 2017 compared to NT$25,860.1 million (retrospectively adjusted) in 2016. Our profit from operations as a percentage of operating revenues, or operating margin, decreased to 8.7% in 2017 from 9.4% in 2016 primarily due to a decrease in gross margin. Operating expenses increased 3.7% to NT$27,513.7 million (US$928.3 million) in 2017 compared to NT$26,526.8 million (retrospectively adjusted) in 2016. The increase in operating expenses was primarily due to an increase in general and administrative expense as well as research and development expense. General and administrative expense increased 6.8% to NT$12,458.1 million (US$420.3 million) in 2017 from NT$11,662.1 million in 2016, primarily due to an increase in salary expenses in connection with higher employee and directors bonus accrued, which were caused by our higher net profit and an increase in professional fee. General and administrative expense as a percentage of our operating revenues was 4.3% in 2017, compared to 4.2% in 2016. Research and development expense increased 3.1% to NT$11,746.6 million (US$396.3 million), accounting for 4.0% of operating revenues in 2017, compared to NT$11,391.1 million, accounting for 4.1% of operating revenues in 2016. This increase in the research and development expense was primarily due to an increase in salary expenses. Selling expense decreased 4.7% to NT$3,309.0 million (US$111.6 million) in 2017 from NT$3,473.6 million (retrospectively adjusted) in 2016. This decrease was primarily due to a decrease in salary expenses and amortization expenses in connection with intangible assets fully amortized. Selling expense as a percentage of operating revenues was 1.1% in 2017, compared to 1.3% in 2016. We had a net other operating income of NT$108.6 million (US$3.7 million) in 2017 compared to a net other operating expense of NT$800.3 million in 2016. The increase in net other operating income was primarily due to a gain of NT$367.1 million (US$12.4 million) from the disposal of property, plant and equipment and other assets.

Non-Operating Income and Expenses. We had a net non-operating income of NT$5,693.5 million (US$192.1 million) in 2017 compared to a net non-operating income of NT$2,108.6 million (retrospectively adjusted) in 2016. This increase was primarily due to an increase in non-operating income due to a gain of NT$5,589.5 million (US$188.6 million) from the disposal of subsidiaries, partially offset by a decrease in non-operating income due to the change in the net loss on valuation of financial assets and liabilities and net foreign exchange gain which resulted in a decrease in net gain from NT$2,375.9 million in 2016 to NT$718.7 million (US$24.2 million) in 2017.

Net Profit. Net profit, excluding non-controlling interests, increased 7.0% to NT$22,819.1 million (US$769.9 million) in 2017 compared to NT$21,324.4 million (retrospectively adjusted) in 2016. Our diluted earnings per ADS increased to NT$12.98 (US$0.44) in 2017 compared to diluted earnings per ADS of NT$11.64 (retrospectively adjusted) in 2016. Our income tax expense increased 21.0% to NT$6,523.6 million (US$220.1 million) in 2017 compared to NT$5,390.8 million in 2016, primarily due to an increase in profit before income tax and an increase in income tax on unappropriated earnings.

Year ended December 31, 2016 Compared to Year Ended December 31, 2015

Operating Revenues. Operating revenues decreased 3.0% to NT$274,884.1 million in 2016 from NT$283,302.5 million in 2015, primarily due to a decrease in revenues from our electronic manufacturing services business. Packaging revenues increased 7.4% to NT$125,282.8 million in 2016 from NT$116,607.3 million in 2015, primarily due to an increase in demand for our Bumping, Flip Chip, WLP & Sip and IC wirebonding products. Testing revenues increased 7.3% to NT$27,031.8 million in 2016 from NT$25,191.9 million in 2015, primarily due to an increase in sales volume of our testing business. Revenues from our electronic manufacturing services business decreased 16.5% to NT$115,395.1 million in 2016 from NT$138,242.1 million in 2015, primarily due to a decrease in the outsourced orders for communications and consumer products.

Gross Profit. Gross profit increased 6.1% to NT$53,187.2 million (retrospectively adjusted) in 2016 from NT$50,135.2 million in 2015. Our gross profit as a percentage of operating revenues, or gross margin, was 19.3% (retrospectively adjusted) in 2016 compared to 17.7% in 2015. The increase was primarily due to a decline of our electronic manufacturing services business with a lower gross margin. Raw material costs in 2016 were NT$125,133.8 million compared to NT$141,778.8 million in 2015. As a percentage of operating revenues, raw material costs decreased to 45.5% in 2016 from 50.0% in 2015 primarily due to a decrease in orders in our electronic manufacturing services business, which required relatively higher raw material costs compared to our other businesses. Labor cost in 2016 was NT$35,588.5 million compared to NT$34,720.4 million in 2015. As a percentage of operating revenues, labor cost increased to 13.0% in 2016 from 12.3% in 2015 primarily due to the decline of our operating revenues. Depreciation, amortization and rental expenses were NT$28,124.6 million (retrospectively adjusted) in 2016 compared to NT$28,191.8 million in 2015. As a percentage of operating revenues, depreciation, amortization and rental expenses increased to 10.2% (retrospectively adjusted) in 2016 from 10.0% in 2015. Our gross margin for our packaging business decreased to 22.8% in 2016 from 26.0% in 2015, primarily due to a decrease in the sale of products with higher gross margins. Our gross margin for our testing business increased to 36.9% in 2016 from 35.8% in 2015 primarily due to a decrease in depreciation expenses as a percentage of testing revenues. Our gross margin for our electronic manufacturing services business increased to 9.7% in 2016 from 6.8% in 2015 primarily due to a decrease in the sale of products with lower gross margins.

Profit from Operations. Profit from operations increased 5.0% to NT$25,860.1 million (retrospectively adjusted) in 2016 compared to NT$24,633.1 million in 2015. Our profit from operations as a percentage of operating revenues, or operating margin, increased to 9.4% (retrospectively adjusted) in 2016 from 8.7% in 2015 primarily due to an increase in gross margin. Operating expenses increased 5.1% to NT$26,526.8 million (retrospectively adjusted) in 2016 compared to NT$25,250.6 million in 2015. The increase in operating expenses was primarily due to an increase in general and administrative expense, as well as research and development expense. General and administrative expense increased 8.7% to NT$11,662.1 million in 2016 from NT$10,724.6 million in 2015, primarily due to an increase in our professional fees incurred in relation to various investment strategies and an increase in salary expenses in connection with the cost related to stock options granted in the fourth quarter of 2015 and recognized in 2016. General and administrative expense as a percentage of our operating revenues was 4.2% in 2016, compared to 3.8% in 2015. Research and development expense increased 4.1% to NT$11,391.1 million, accounting for 4.1% of operating revenues in 2016, compared to NT$10,937.5 million, accounting for 3.8% of operating revenues in 2015. This increase in the research and development expense was primarily due to an increase in salary expenses in relation to stock options granted in the fourth quarter of 2015 and recognized in 2016. Selling expense decreased 3.2% (retrospectively adjusted) to NT$3,473.6 million (retrospectively adjusted) in 2016 from NT$3,588.5 million in 2015. This decrease was primarily due to a decrease in amortization expenses in connection with intangible assets acquired in prior mergers. Selling expense as a percentage of operating revenues was 1.3% in both 2016 and 2015. We had a net other operating expense of NT$800.3 million in 2016 compared to a net other operating expense of NT$251.5 million in 2015. The increase in net other operating expense was primarily due to an increase in impairment loss on property, plant and equipment.

Non-Operating Expense, Net. We had a net non-operating income of NT$2,108.6 million (retrospectively adjusted) in 2016 compared to a net non-operating income of NT$378.7 million in 2015. This increase was primarily due to (i) an increase in non-operating income due to the change in the net loss on valuation of financial assets and liabilities and net foreign exchange loss which resulted in an increase in net gain from NT$1,759.6 million in 2015 to NT$2,375.9 million in 2016 and (ii) an increase in non-operating income due to the increase in the income earned from equity method investments from the profit of NT$126.3 million in 2015 to the profit of NT$1,503.9 million (retrospectively adjusted) in 2016, partially offset by a decrease in non-operating income due to a decrease in dividends income from NT$397.0 million in 2015 to NT$26.4 million in 2016.

Net Profit. Net profit, excluding non-controlling interests, increased 8.1% (retrospectively adjusted) to NT$21,324.4 million (retrospectively adjusted) in 2016 compared to NT$19,732.1 million in 2015. Our diluted earnings per ADS decreased to NT$11.64 (retrospectively adjusted) in 2016 compared to diluted earnings per ADS of NT$12.38 in 2015. Our income tax expense increased 25% to NT$5,390.8 million in 2016 compared to NT$4,311.1 million in 2015, primarily due to an increase in income tax on undistributed earnings and an increase in income tax of our real estate business which generated more operating revenues in 2016.

Quarterly Operating Revenues, Gross Profit and Gross Margin

The following table sets forth our unaudited consolidated operating revenues, gross profit and gross margin for the quarterly periods indicated. The unaudited quarterly results reflect all adjustments, consisting of normal recurring adjustments that, in the opinion of management, are necessary for a fair presentation of the amounts, on a basis consistent with the audited consolidated financial statements included elsewhere in this annual report. You should read the following table in conjunction with the audited consolidated financial statements and related notes included elsewhere in this annual report. Our operating revenues, gross profit and gross margin for any quarter are not necessarily indicative of the results for any future period. Our quarterly operating revenues, gross profit and gross margin may fluctuate significantly.

	Quarter Ended
	Mar. 31, 2016	June 30, 2016	Sep. 30, 2016	Dec. 31, 2016	Mar. 31, 2017	June 30, 2017	Sep. 30, 2017	Dec. 31, 2017
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(in millions)
Consolidated Operating Revenues
Packaging	28,036.1	30,177.6	33,448.6	33,620.5	29,806.3	30,493.4	32,880.7	33,044.7
Testing	5,995.3	6,502.1	7,231.5	7,302.9	6,365.0	6,349.8	6,888.7	6,553.8
Electronic manufacturing services	24,748.8	24,845.3	31,174.4	34,626.6	29,354.5	28,210.7	33,097.9	43,284.9
Others	3,590.9	1,075.7	929.2	1,578.6	1,024.9	972.2	1,011.1	1,102.6
Total	62,371.1	62,600.7	72,783.7	77,128.6	66,550.7	66,026.1	73,878.4	83,986.0
Consolidated Gross Profit
Packaging	5,579.4	6,711.6	7,750.8	8,482.8	6,453.4	6,553.6	7,586.8	8,191.5
Testing	1,971.0	2,395.6	2,809.9	2,804.1	2,127.4	2,173.7	2,604.2	2,398.3
Electronic manufacturing services	1,996.6	2,533.2	3,113.2	3,591.8	3,096.4	3,075.7	3,398.1	3,992.3
Others	1,902.3	612.7	436.4	495.8	298.1	312.5	258.6	211.7
Total	11,449.3	12,253.1	14,110.3	15,374.5	11,975.3	12,115.5	13,847.7	14,793.8
Consolidated Gross Profit (%)
Packaging	19.9%	22.2%	23.2%	25.2%	21.7%	21.5%	23.1%	24.8%
Testing	32.9	36.8	38.9	38.4	33.4	34.2	37.8	36.6
Electronic manufacturing services	8.1	10.2	10.0	10.4	10.5	10.9	10.3	9.2
Overall	18.4%	19.6%	19.4%	19.9%	18.0%	18.3%	18.7%	17.6%

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

Taxation

The corporate income tax rate in the ROC decreased from 25% to 17%, effective since January 1, 2010. The ROC Statute for Upgrading Industries, which provided various tax incentives including investment tax credits, tax exemptions and tax holidays for companies, expired on December 31, 2009. Under this statute, we had been granted tax holidays covering the portion of our income attributable to eligible machinery and equipment that were procured with cash infusions from our shareholders or after the capitalization of retained earnings through the issuance of stock dividends, and tax credits of 7% for the purchase of qualifying manufacturing equipment. We can continue to enjoy the tax holidays that have been granted to us by the ROC tax authority. On April 16, 2010, the Legislative Yuan of ROC passed the Industrial Innovation Act, effective from January 1, 2010 to December 31, 2019. Under the prevailing Industrial Innovation Act, a profit-seeking enterprise may deduct up to (i) 15% of its research and development expenditures from its income tax payable for the fiscal year in which these expenditures are incurred; or (ii) 10% of its research and development expenditures from its income tax payable for the fiscal year in which these expenditures are incurred or the following two years. However, the deduction may not exceed 30% of the income tax payable for that fiscal year. Under the Alternative Minimum Tax Act (the “AMT Act”) which took effect in January 2006 and was amended in August 2012, when the amount of the regular income tax calculated pursuant to the Income Tax Law of the ROC (the “Income Tax Law”) is below the amount of the alternative minimum tax, or the AMT, a taxpayer is required to pay the difference between the AMT and the said regular income tax, which becomes the AMT payable. Taxable income for calculating the AMT includes most sources of income that are exempted from income tax under various legislations such as tax holidays. However, there are grandfathered treatments for the tax holidays approved by the tax authority before the AMT Act took effect. Under the amended AMT Act, the standard deduction for taxable income that applies to business entities decreased from NT$2.0 million to NT$0.5 million and the tax rate that applies to business entities increased from 10% to 12%. The amendment to the AMT Act became effective on January 1, 2013. Under the amendment to the Income Tax Law, which became effective on January 1, 2018, the corporate income tax rate increased from 17% to 20%.

As of December 31, 2017, we had two five-year tax holidays on income derived from a portion of our operations in Kaohsiung, Taiwan, which will expire through 2018 and 2020, respectively. In addition, some of our subsidiaries, such as ASE Test Taiwan and ASE Electronics, are entitled to certain tax exemptions on income derived from a portion of their respective operations, which will expire through 2018, 2020 and 2022, respectively. The aggregate tax benefits of such exemptions for the years ended December 31, 2015, 2016 and 2017 were NT$538.0 million, NT$700.3 million and NT$623.6 million (US$21.0 million), respectively. The effect of such tax exemption on basic earnings per share for the year ended December 31, 2015, 2016 and 2017 were NT$0.07, NT$0.09 and NT$0.08 (US$0.00), respectively.

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

Under the Income Tax Law, after January 1998, all earnings generated in a year which are not distributed to shareholders as dividends in the following year will be assessed a 10% undistributed earnings tax. As a result, if we do not distribute all of our annual earnings as either cash or stock dividends in the following year, these undistributed earnings will be subject to the 10% undistributed earnings tax. Before December 31, 2018, when we declare a dividend out of those undistributed earnings on which the 10% undistributed earnings tax had been paid, up to 5% of such undistributed earnings tax may be credited against the withholding tax imposed on the dividends paid to foreign shareholders. Under the amended Income Tax Law, which became effective on January 1, 2018, the tax rate on unappropriated earnings is reduced from 10% to 5%.

In 2016, our effective income tax rate increased to 19% from 17% in 2015 primarily due to an increase in undistributed earnings tax and an increase in income tax of our real estate business which generated more operating revenues in 2016. In 2017, our effective income tax rate increased to 21% from 19% in 2016 primarily due to an increase in undistributed earnings tax and an increase in income tax of our electronic manufacturing services business which generated more profit in 2017. We believe that our future estimated taxable income will be sufficient to utilize our deferred tax assets recorded as of December 31, 2017.

Our non-ROC subsidiaries are subject to taxation in their respective jurisdiction.

Inflation

We do not believe that inflation in Taiwan or elsewhere has had a material impact on our results of operations.

LIQUIDITY AND CAPITAL RESOURCES

We have historically been able to satisfy our working capital needs from our cash flow from operations. We have historically funded our capacity expansion from internally generated cash and, to the extent necessary, the issuance of equity securities and borrowings. If adequate funds are not available on satisfactory terms, we may be forced to curtail our expansion plans. Moreover, our ability to meet our working capital needs from cash flow from operations will be affected by the demand for our packaging services, testing services and electronic manufacturing services, which in turn may be affected by several factors. Many of these factors are outside of our control, such as economic downturns and declines in the prices of our services or products caused by a downturn in the industry. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Our operating results are subject to significant fluctuations, which could adversely affect the market value of your investment.” To the extent we do not generate sufficient cash flow from our operations to meet our cash requirements, we will have to rely on external financing.

Net cash provided by operating activities amounted to NT$47,430.8 million (US$1,600.2 million) in 2017 primarily as a result of (i) our operation performance with profit before income tax of NT$31,020.7 million (US$ 1,046.6 million) and (ii) our non-cash depreciation and amortization in the amount of NT$29,205.2 million (US$985.3 million). Net cash provided by operating activities amounted to NT$52,107.9 million in 2016 primarily as a result of (i) our operation performance with profit before income tax of NT$27,968.7 million (retrospectively adjusted) and (ii) our non-cash depreciation and amortization in the amount of NT$29,470.4 million (retrospectively adjusted). Net cash provided by operating activities amounted to NT$57,548.3 million in 2015 primarily as a result of (i) our operation performance with profit before income tax of NT$25,011.8 million and (ii) our non-cash depreciation and amortization in the amount of NT$29,518.7 million. The decrease in net cash provided by operating activities in 2017 compared to 2016 was primarily due to cash outflows from a decrease in trade payables, partially offset by cash inflows from a decrease in inventories. The decrease in net cash provided by operating activities in 2016 compared to 2015 was primarily due to cash outflows from trade receivables, partially offset by cash inflows from a decrease in inventories.

Net cash used in investing activities amounted to NT$16,086.2 million (US$542.7 million) in 2017 primarily due to our acquisition of property, plant and equipment of NT$ 24,699.2 million (US$ 833.3 million), partially offset by cash inflows from disposal of subsidiaries of NT$ 7,020.9 million (US$236.9 million). Net cash used in investing activities amounted to NT$ 43,159.5 million in 2016 primarily due to our acquisition of property, plant and equipment of NT$26,714.2 million and our acquisition of associates and joint ventures of NT$16,041.5 million. Net cash used in investing activities amounted to NT$63,351.4 million in 2015 primarily due to our acquisition of associates and joint ventures of NT$35,673.1 million and our acquisition of property, plant and equipment of NT$30,280.1 million.

Net cash used in financing activities amounted to NT$19,323.4 million (US$651.9 million) in 2017. This amount reflected primarily (i) our distributed cash dividends to owners of the Company in the amount of NT$11,214.2 million (US$378.3 million); (ii) our net repayment of short-term bank loans and bills payable and long-term bank loans and bills payable in the amount of NT$18,512.4 million (US$624.6 million) and (iii) our net repayment of bonds payable in the amount of NT$1,124.0 million (US$37.9 million), which was partially offset by (i) our proceeds from issue of ordinary shares in the amount of NT$10,290.0 million (US$347.2 million) and (ii) our proceeds from exercise of employee share options of NT$1,439.8 million (US$48.6 million). Net cash used in financing activities amounted to NT$21,087.0 million in 2016. This amount reflected primarily (i) our distributed cash dividends to owners of the Company in the amount of NT$12,243.8 million; (ii) our net repayment of short-term bank loans and bills payable and long-term bank loans and bills payable in the amount of NT$5,630.3 million; (iii) decrease in non-controlling interests in the amount of NT$3,063.6 million due to Universal Scientific’s restructuring; and (iv) the net repayment of bonds payable in the amount of NT$1,365.1 million. Net cash provided by financing activities amounted to NT$8,636.3 million in 2015. This amount reflected primarily (i) our net proceeds from short-term bank loans and bills payable and long-term bank loans and bills payable in the amount of NT$12,776.2 million; (ii) the net proceeds from the 2018 NTD-linked Convertible Bonds of NT$6,136.4 million and (iii) our proceeds from partial disposal of interests in subsidiaries of NT$8,910.3 million, which was partially offset by (i) our distributed cash dividends to owners of the Company in the amount of NT$15,297.5 million and (ii) our payments for repurchases of treasury shares of NT$5,333.4 million.

As of December 31, 2017 our primary source of liquidity was NT$46,078.1 million (US$1,554.6 million) of cash and cash equivalents and NT$5,312.2 million (US$179.2 million) of financial assets—current. Our financial assets—current primarily consisted of quoted shares and swap contracts. As of December 31, 2017, we had total unused credit lines of NT$174,234.8 million (US$5,878.4 million). As of December 31, 2017, we had working capital of NT$36,561.5 million (US$1,233.5million).

As of December 31, 2017, we had total debts of NT$76,905.3 million (US$2,594.6 million), of which NT$17,962.5 million (US$606.0 million) were short-term debts and NT$58,942.8 million (US$1,988.6 million) were long-term debts. In 2017, the maximum amount of our short-term debts was NT$24,520.2 million (US$827.3 million) and the average amount of our short-term debts was NT$18,094.9 million (US$610.5 million). The fluctuation was primarily because our working capital balance fluctuated during 2017 from time to time. The annual interest rate for borrowings under our short-term bank loans and bills payable ranged from 0.80% to 4.79% as of December 31, 2017. Our short-term bank loans are primarily revolving facilities with a term of one year, each of which may be extended on an annual basis with lender consent. Our long-term debts consist of bank loans, bills payable, bonds payable and capital lease obligations. As of December 31, 2017, we had outstanding long-term debts, less current portion, of NT$44,501.5 million (US$1,501.4 million). As of December 31, 2017, the current portion of our long-term debts was NT$14,441.3 million (US$487.2 million). Our long-term bank loans and bills payable typically carried variable annual interest rates which ranged from 0.93% to 5.39% as of December 31, 2017. For the maturity information and interest rates by currencies, see “Item 11—Quantitative and Qualitative Disclosures about Market Risk—Market Risk—Interest Rate Risk.”

We have pledged a portion of our assets, with a carrying value of NT$18,853.9 million (US$636.1 million) as of December 31, 2017, to secure our obligations under our short-term and long-term facilities.

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

In September 2013, we issued US$400.0 million aggregate principal amount of zero coupon convertible bonds due 2018. The 2018 Convertible Bonds were offered to persons outside of the United States in compliance with Regulation S under the Securities Act. The initial conversion price was NT$33.085 per common share, subject to certain adjustments, determined on the basis of a fixed exchange rate of NT$29.956 = US$1.00 (which represents an approximately 31.3% conversion premium over the closing trading price of our common shares on August 28, 2013 of NT$25.20 per common share). The conversion price is subject to adjustment upon the occurrence of certain events, such as the 2013 Capital Increase, the 2017 Capital Increase and cash dividend distribution. As of the date of this annual report, the bondholders have exercised conversion rights to convert 2018 Convertible Bonds of US$399.6 million into our ordinary shares at conversion prices ranging from NT$27.95 to NT$28.96 per common share. Our board of directors resolved in July 2017 to issue a notice of early redemption to 2018 Convertible Bond holders. In the third quarter of 2017, the closing price of our common shares (translated into U.S. dollars at the prevailing rates) for a period of 20 consecutive trading days was higher than 130% of the conversion price in U.S. dollar translated at the fixed exchange rate of US$1 to NT$29.956 determined on pricing date per common share. As a result, we redeemed the outstanding 2018 Convertible Bonds of US$0.4 million in September 2017. Please refer to note 20 of our consolidated financial statements included in this annual report for more information.

In July 2014, Anstock II Limited offered US$300.0 million aggregate principal amount of guaranteed bonds due 2017. The Green Bonds are unconditionally and irrevocably guaranteed by us. The Green Bonds were offered to persons outside of the United States in compliance with Regulation S under the Securities Act. The Green Bonds bear interest from and including July 24, 2014 at the rate of 2.125% per annum. Interest on the Green Bonds is payable semi-annually in arrears on January 24 and July 24 of each year beginning on January 24, 2015. The net proceeds from the Green Bonds offering were used to fund projects that promote our transition to low-carbon and climate-resilient growth. The Green Bonds matured and were fully repaid by Anstock II Limited on July 24, 2017.

In July 2015, we issued US$200.0 million aggregate principal amount of NTD-linked zero coupon convertible bonds due 2018. The 2018 NTD-linked Convertible Bonds were offered to persons outside of the United States in compliance with Regulation S under the Securities Act. The initial conversion price was NT$54.5465 per common share, subject to certain adjustments, determined on the basis of a fixed exchange rate of NT$30.928 = US$1.00 (which represents an approximately 27.0% conversion premium over the closing trading price of our common shares on June 25, 2015 of NT$42.95 per common share). The conversion price is subject to adjustment upon the occurrence of certain events, such as the cash dividend distribution. As of the date of this annual report, the conversion price is NT$47.76 (US$1.61) per common share. Please refer to note 20 of our consolidated financial statements included in this annual report for more information. The bonds matured and were repaid on March 27, 2018. We used the net proceeds to fund procurement of equipment from overseas.

In January 2016, we issued NT$7,000.0 million 1.30% unsecured corporate bonds with five year term and NT$2,000.0 million 1.50% unsecured corporate bonds with seven year term. The bonds bear an annual simple interest and payment by coupon rate from the issue date. The net proceeds from the bonds were used to repay our previous debts.

In January 2017, we issued NT$3,700.0 million (US$124.8 million) 1.25% unsecured corporate bonds with five year term and NT$4,300.0 million (US$145.1 million) 1.45% unsecured corporate bonds with seven year term. The bonds bear an annual simple interest and payment by coupon rate from the issue date. The net proceeds from the bonds were used to repay our previous debts.

In March 2017, we granted rights to the record holders of our existing common shares to subscribe for an aggregate of 240,000,000 of our common shares, par value NT$10.0 per share. Substantially concurrently with the Rights Offering, we also offered 30,000,000 of our common shares to our employees and offered 30,000,000 of our common shares to the public in Taiwan. A total of 300,000,000 of our common shares were offered under the 2017 Capital Increase, which were fully subscribed and raised NT$10,290.0 million (US$317.6 million). The net proceeds of the 2017 Capital Increase were used to repay our previous debts. Both the Employee Offering and the Taiwan Public Offering were made pursuant to an offer exempt from registration with the SEC pursuant to Regulation S of the Securities Act.

We currently have one syndicated loan agreement outstanding. In July 2013, we entered into a US$400.0 million five-year syndicated credit facility, for which the Bank of Taiwan acted as the agent bank, for the purpose of funding the purchase of machinery and equipment at our facility and funding general operations. As of December 31, 2017, NT$4,761.6 million (US$160.6 million) was outstanding under this credit facility. This syndicated loan agreement contains undertakings and restrictive covenants relating to the maintenance of certain financial ratios including: (i) current ratio (current assets to current liabilities) of not less than 100.0%; (ii) leverage ratio (total liabilities to tangible net worth) of not higher than 160.0%; (iii) interest coverage ratio (EBITDA to interest expense) of not less than 280.0%; and (iv) tangible net worth not less than NT$75,000.0 million.

We have in the past failed to comply with certain financial covenants in some of our loan agreements. Such non-compliance may also have, through broadly worded cross-default provisions, resulted in default under some of the agreements governing our other existing debt. As of December 31, 2017, we were not in breach of any of the financial covenants under our existing loan agreements. If we are unable to timely remedy any of our non-compliance under such loan agreements or obtain applicable waivers or amendments, we would breach our financial covenants and our financial condition would be adversely affected. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Restrictive covenants and broad default provisions in our existing debt agreements may materially restrict our operations as well as adversely affect our liquidity, financial condition and results of operations.”

As of December 31, 2017, we have no contingent obligations, which normally consist of guarantees provided by us to our subsidiaries.

We have made, and expect to continue to make, substantial capital expenditures in connection with the expansion of our production capacity. The table below sets forth our principal capital expenditures incurred for the periods indicated.

	Year Ended December 31,
	2015	2016	2017
	NT$	NT$	NT$	US$
	(in millions)
Machinery and equipment	18,318.4	21,978.3	19,432.9	655.6
Building and improvements	9,962.4	5,702.6	4,244.8	143.2
Total	28,280.8	27,680.9	23,677.7	798.8

We had commitments for capital expenditures of approximately NT$7,019.4 million (US$236.8 million), of which NT$294.2 million (US$9.9 million) had been paid as of December 31, 2017, primarily in connection with the expansion of our packaging and testing services operations. We estimate that our environmental capital expenditures for 2018 will be approximately US$13.3 million, of which 3.9% will be used in climate change adaptation. We may adjust our capital expenditures based on market conditions, the progress of our expansion plans and cash flow from operations. In addition, due to the rapid changes in technology in the semiconductor industry, we frequently need to invest in new machinery and equipment, which may require us to raise additional capital. We cannot assure you that we will be able to raise additional capital should it become necessary on terms acceptable to us or at all. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—The packaging and testing businesses are capital intensive. If we cannot obtain additional capital when we need it, our growth prospects and future profitability may be adversely affected.”

We believe that our existing cash, marketable securities, expected cash flow from operations and existing credit lines under our loan facilities will be sufficient to meet our capital expenditures, working capital, cash obligations under our existing debt and lease arrangements, and other requirements for at least the next 12 months. We currently hold cash primarily in U.S. dollars, RMB, New Taiwan dollars, Korean Won and Japanese yen. As of December 31, 2017, we had contractual obligations of NT$43,572.2 million (US$1,470.0 million) due in the next three years. We currently expect to meet our payment obligations through the expected cash flow from operations, long-term borrowings and the issuance of additional equity or equity-linked securities. We will continue to evaluate our capital structure and may decide from time to time to increase or decrease our financial leverage through equity offerings or borrowings. The issuance of additional equity or equity-linked securities may result in additional dilution to our shareholders.

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

We have, from time to time, entered into interest rate swap transactions to hedge our interest rate exposure. In addition, we have, from time to time, entered into forward exchange contracts, swap contracts, cross currency swap contracts and European foreign currency options contracts to hedge our existing assets and liabilities denominated in foreign currencies. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and notes 7 and 34 to our consolidated financial statements included in this annual report.

RESEARCH AND DEVELOPMENT

For 2015, 2016 and 2017, our research and development expenditures totaled approximately NT$10,937.6 million, NT$11,391.1 million and NT$11,746.6 million (US$396.3 million), respectively. These expenditures represented approximately 3.9%, 4.1% and 4.0% of operating revenues in 2015, 2016 and 2017, respectively. We have historically expensed all research and development costs as incurred and none is currently capitalized. As of January 31, 2018, we employed 7,641 employees in research and development.

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

Testing

Our research and development efforts in the area of testing have focused primarily on developing testing solutions, including logic, mixed-signal, RF and discrete IC /module /SiP, Optical module, characterization of semiconductors, layout design and electrical simulation for high frequency test board and developing software of parametric test data analysis. We work closely with our customers on the leading edge test technologies, such as 3D IC test and advanced probe test technology such as very fine pitch probe card. Our research and development operations also include an equipment development group, which currently designs testing hardware and software for specific semiconductors to offer our customers cost effective test solutions.

Electronic manufacturing services

To further enhance the quality of our services and products, we focus on developing diversified and innovative products to improve our competitiveness. By leveraging our proprietary research and development expertise, we are able to optimize our product design, engineering and manufacturing capabilities to provide our customers with high performance and cost-effective products and services. During the process of designing, as well as developing the technology for, our software and hardware, our research and development team also dedicates itself to discovering new know-how, and then applying such know-how to create new, advanced and improved products, processes, methodology and services. We are currently investing in the development of products used in electronic manufacturing services in relation to computers and peripherals, communications, consumer products, automotive, industrial, storage and server applications.

TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2017 to December 31, 2017 that are reasonably likely to have a material effect on our operating revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

OFF-BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth the maturity of our contractual obligations as of December 31, 2017.

	Payments Due by Period
	Total	Under 1 Year	1 to 3 Years	3 to 5 Years	After 5 Years
	NT$	NT$	NT$	NT$	NT$
	(in millions)
Contractual Obligations:
Long-term debt(1)	61,504.3	15,418.0	25,691.0	13,032.6	7,362.7
Capital lease obligations(2)	393.5	18.6	374.9	-	-
Operating leases(3)	1,104.6	246.0	272.1	167.3	419.2
Purchase obligations(4)	1,551.6	1,551.6	-	-	-
Total(5)(6)(7)(8)	64,554.0	17,234.2	26,338.0	13,199.9	7,781.9

(1)	Includes long-term borrowings and bonds payable (before the deduction of unamortized arrangement fees, unamortized issuance cost and discounts on bonds payable) and interest payments.

(2)	Represents our commitments under property leases and imputed interest. These obligations are recorded on our consolidated balance sheets under the line item of other non-current liabilities.

(3)	Represents our commitments under leases for land, machinery and equipment such as testers, and office buildings and equipment. See note 37 to our consolidated financial statements included in this annual report.

(4)	Represents unpaid commitments for construction. These commitments were not recorded on our consolidated balance sheets as of December 31, 2017. See note 37 to our consolidated financial statements included in this annual report. Total commitments for construction of buildings were approximately NT$1,665.0 million (US$56.2 million), of which NT$113.4 million (US$3.8 million) had been paid as of December 31, 2017.

(5)	Excludes non-binding commitments to purchase machinery and equipment of approximately NT$5,354.4 million (US$180.6 million), of which NT$180.8 million (US$6.1 million) had been paid as of December 31, 2017. See note 37 to our consolidated financial statements included in this annual report.

(6)	Excludes unpaid amounts that we were contracted for the construction related to our real estate business of approximately NT$1,548.8 million (US$52.3 million) as of December 31, 2017, since the schedule of payments is difficult to determine. See note 37 to our consolidated financial statements included in this annual report.

(7)	Excludes our unfunded defined benefit obligation since the schedule of payments is difficult to determine. Under defined benefit pension plans, we made pension contributions of approximately NT$484.8 million (US$16.4 million) in 2017, and we estimate that we will contribute approximately NT$272.9 million (US$9.2 million) in 2018. See note 22 to our consolidated financial statements included in this annual report.

(8)	Excludes uncertain tax liabilities. We recognized additional taxes payable of NT$364.8 million (US$12.3 million) and accrued interest and penalties of NT$15.8 million (US$0.5 million) related to uncertain tax positions as of or for the year ended December 31, 2017. Because we were unable to make a reasonable estimate of the timing of the tax audits, such balances were not included in the table.

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

The following table sets forth information regarding all of our directors as of January 31, 2018. In accordance with ROC law, each of our directors is elected either in his or her capacity as an individual or as an individual representative of a corporation or government. Persons designated to represent corporate or government shareholders as directors are typically nominated by such shareholders at the annual general meeting and may be replaced as representatives by such shareholders at will. Of the current directors, six represent ASE Enterprises Limited. The remaining directors serve in their capacity as individuals.

Name	Position	Director Since	Age	Other Significant Positions Held Outside of the ASE Group
Jason C.S. Chang(1)(2)	Director, Chairman and Chief Executive Officer	1984	73	None
Richard H.P. Chang(1)	Director, Vice Chairman and President	1984	71	Chairman, Sino Horizon Holdings Ltd.
Rutherford Chang (3)	Director and General Manager of China Region	2009	38	None
Tien Wu(2)	Director and Chief Operating Officer	2003	60	None
Joseph Tung(2)	Director and Chief Financial Officer	1997	59	None
Raymond Lo(2)	Director and General Manager, Kaohsiung packaging facility	2006	63	None
Tien-Szu Chen (2)	Director and General Manager, ASE Inc. Chung-Li branch	2015	56	None
Jeffrey Chen(2)	Director and General Manager of China Headquarters in Shanghai	2003	53	Independent Director and a member of the compensation committee, Mercuries & Associates Holding Ltd; director, Jiangsu Longchen Greentech Co., Ltd.
Shen-Fu Yu	Independent Director and Member, Audit Committee and Compensation Committee	2009	73	Director, Arima Lasers Corporation and Arima Communications; supervisor, Dynapack International Technology Corporation and San Fu Chemical Co., Ltd.
Ta-Lin Hsu	Independent Director and Member, Audit Committee and Compensation Committee	2009	74	Chairman and founder, H&Q Asia Pacific; Chairman, H&Q Taiwan Co. Ltd.
Mei-Yueh Ho	Independent Director and Member, Audit Committee	2015	67	Independent Director, Bank of Kaohsiung, Ltd., KINPO Electronics Inc., AU Optronics Corp. and Ausnutria Dairy Corporation Ltd.

(1)	Jason C.S. Chang and Richard H.P. Chang are brothers.

(2)	Representative of ASE Enterprises Limited, a company organized under the laws of Hong Kong, which held 15.66% of our total outstanding shares as of January 31, 2018. All of the outstanding shares of ASE Enterprises Limited are held through intermediary holding companies and under a revocable trust established under the laws of the Bailiwick of Guernsey for the benefit of our Chairman and Chief Executive Officer, Jason C.S. Chang, and his family.

(3)	Rutherford Chang is the son of Jason C.S. Chang.

Audit Committee

For a discussion of our audit committee, see “—Directors and Senior Management—Directors.”

Executive Officers

The following table sets forth information regarding all of our executive officers as of January 31, 2018.

Name	Position	Years with the Company	Age
Jason C.S. Chang	Chairman and Chief Executive Officer	33	73
Richard H.P. Chang	Vice Chairman and President; Chairman, Universal Scientific Shanghai	33	71
Rutherford Chang	General Manager, China Region	12	38
Tien Wu	Chief Operating Officer	17	60
Joseph Tung	Chief Financial Officer	23	59
Raymond Lo	General Manager, ASE Test Taiwan; General Manager, Kaohsiung packaging facility	31	63
Tien-Szu Chen	General Manager, ASE Inc. Chung-Li branch	29	56
Chun-Che Lee	General Manager, ASE Electronics	33	58
Songwoon Kim	General Manager, ASE Korea	33	59
Chih-Hsiao Chung	General Manager, ASE Japan and Wuxi Tongzhi	18	53
Chiu-Ming Cheng	General Manager, ASESH AT	27	57
Chih-An Hsu	General Manager, ASEKS	20	54
Yen-Chieh Tsao	General Manager, ASEWH	6	60
Shih-Kang Hsu	Chief Executive Officer, ASEN	17	52
Meng-Hui Lin	General Manager, ASE Shanghai	23	51
Kwai Mun Lee	President, ASE South-East Asia operations	19	55
Lid Jian Chiou	General Manager, ASE Singapore Pte. Ltd.	14	61
Heng Ee Ooi	General Manager, ASE Malaysia	23	49
Kenneth Hsiang	General Manager, ISE Labs	18	47
Chen-Yen Wei	Chairman, Universal Scientific; Chairman, USI Inc.; President, Universal Scientific Shanghai	38	63
Feng-Ta Chen	General Manager, UGJQ	20	55
Jack Hou	General Manager, UGTW	23	61
Ta-I Lin	General Manager, UGKS	30	54
Yueh-Ming Lin	General Manager, USISZ	22	52
Omar Anaya Galván	General Manager, USI Mexico	14	48

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

Joseph Tung has served as a director of ASE Inc. since April 1997 and Chief Financial Officer since December 1994. He was an independent director of Ta Chong Bank Ltd. from October 2007 to December 2017. Before joining ASE Inc., Mr. Tung was a Vice President at Citibank, N.A. Mr. Tung holds a bachelor’s degree in economics from the National Chengchi University in Taiwan and a master’s degree in business administration from the University of Southern California.

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

Jeffrey Chen has served as a director of ASE Inc. since June 2003 and General Manager of China Headquarters in Shanghai. Prior to joining ASE Inc., he worked in the corporate banking department of Citibank, N.A. in Taipei and as a Vice President of corporate finance at Bankers Trust in Taipei. Mr. Chen holds a bachelor’s degree in finance and economics from Simon Fraser University in Canada and a master’s degree in business administration from the University of British Columbia in Canada.

Shen-Fu Yu has served as an independent director of ASE Inc. since June 2009. He is also a director of Arima Lasers Corporation and Arima Communications, and a supervisor of Dynapack International Technology Corporation and San Fu Chemical Co., Ltd. Mr. Yu is also a member of the audit committee and compensation committee of ASE Inc. He worked at Deloitte & Touche Accounting Firm as a consultant from June 2003 to November 2006. Mr. Yu holds a bachelor’s degree in accounting from National Taiwan University in Taiwan and a master’s degree in accounting from National Chengchi University in Taiwan.

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

Yueh-Ming Lin has served as General Manager of USI Electronics (Shenzhen) Co. Ltd. since January 2015 and Vice President of Global Operation Management (Shenzhen) Division of USI Electronics (Shenzhen) Co. Ltd. since February 2017. He joined Universal Scientific Industrial Co., Ltd. as a section manager in October 1995. He holds a bachelor’s degree in electrical engineering from Feng Chia University in Taiwan.

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

COMPENSATION

In 2017, we recorded expenses of approximately NT$863.5 million (US$29.1 million) as remuneration to our directors and executive officers. We did not pay any remuneration in kind to our directors or executive officers in 2017. In 2017, we accrued pension costs of NT$3.2 million (US$0.1 million) for retirement benefits for our management. According to our Articles of Incorporation, the remuneration of our independent directors is set at NT$3.0 million (US$0.1 million) per person per year. We set aside 5.25% to 8.25% of net profit before income tax, employees’ compensation and remuneration to the directors as employees’ compensation and no more than 0.75% as remuneration to the directors.

We have not provided any loans to or guarantees for the benefit of any of our directors or executive officers. For information regarding our pension and other retirement plans and those of our subsidiaries, see note 22 to our consolidated financial statements included in this annual report.

ASE Inc. Employee Bonus and Stock Option Plans

We award bonuses to employees of ASE Inc. and its subsidiaries who are located in Taiwan based on overall income and individual performance targets. Prior to 2009, these employees were eligible to receive bonuses in the form of our common shares valued at par. Beginning in 2009, employees are eligible to receive bonuses in the form of our common shares valued at the closing price (after adjustment with consideration of the effects on the share price, if any, brought by cash and stock dividends resolved at shareholders’ meetings) of our common shares on the day prior to our shareholders’ meeting. Actual amounts of bonuses to individual employees are determined based upon the employee meeting specified individual performance objectives. We granted aggregate values of NT$2,335.6 million, NT$2,033.8 million and NT$2,151.9 million (US$72.6 million) as cash bonus to our employees in 2015, 2016 and 2017, respectively.

We currently maintain two option plans, adopted in 2010 and 2015. The option plan adopted in 2004 and 2007 expired in May 2015 and December 2017, respectively. Pursuant to these plans, our full-time employees, including domestic and foreign subsidiaries, are eligible to receive stock option grants. Each option entitles the holder to purchase one ASE Inc. common share at a price not less than the closing market price on the date of the option issuance, such exercise price being subject to retroactive adjustment in the event of certain capital transactions in subsequent periods. Each option is valid for ten years from the date of the grant. 40.0% of the options originally granted vest upon the second anniversary of the grant date, and an additional 10.0% of the options originally granted vest every six months thereafter. Each option expires at the end of the tenth year following its grant date. The options are generally not transferable. Except for options that have been converted, the remaining options expired in December 2017. As of December 31, 2017, a total of 199,999,500 options had been granted under the 2010 plan, 187,719,500 of which had an original exercise price of NT$28.6 per share (currently adjusted to NT$20.4 per share) and 12,280,000 of which had an original exercise price of NT$28.75 per share (currently adjusted to NT$22.6 per share). As of December 31, 2017, a total of 94,270,000 options had been granted under the 2015 plan. The exercise price under the 2015 plan was NT$36.50 per share.

ASE Mauritius Inc. Share Option Plan

ASE Mauritius Inc. maintained one option plan adopted in 2007. Under this plan, certain employees of ASE Mauritius Inc. and the ASE Group are granted options to purchase ordinary shares of ASE Mauritius Inc. at an exercise price of US$1.7, which exercise price was determined by taking into account a fairness opinion rendered by an independent appraiser and was reviewed by our accountants. Each option is valid for ten years from the date of the grant. As of December 31, 2017, all 30,000,000 options granted under this plan expired.

USI Enterprise Limited Share Option Plans

As of December 31, 2017, USI Enterprise Limited maintained three option plans adopted in 2007, 2010 and 2011, under which certain employees of Universal Scientific and our employees were granted options to purchase common shares of USI Enterprise Limited. Each option under these three plans is valid for ten to thirteen years from the date of the grant. As of December 31, 2017, we had 11,724,500 options outstanding with an exercise price of US$1.53 per share, 6,456,540 options outstanding with an exercise price of US$2.42 per share and 7,375,200 options outstanding with an exercise price of US$2.94 per share under these three plans respectively.

Universal Scientific Shanghai Option Plans

As of December 31, 2017, Universal Scientific Shanghai maintained one option plan adopted in 2015. Under this plan, certain employees of Universal Scientific Shanghai are granted options to purchase ordinary shares of Universal Scientific Shanghai at an exercise price of RMB15.5 per share. Each option is valid for ten years from the date of the grant. As of December 31, 2017, we had 22,341,000 options outstanding under this plan with an exercise price of RMB15.5 per share.

BOARD PRACTICES

General

For a discussion of the term of office of the board of directors, see “—Directors and Senior Management.” No benefits are payable to members of the board or the executive officers upon termination of their relationship with us.

Compensation Committee

For a discussion of our compensation committee, see “—Directors and Senior Management—Directors.”

EMPLOYEES

The following table sets forth certain information concerning our employees as of the dates indicated.

	As of December 31,
	2015	2016	2017
Total	65,789	66,711	68,753
Function
Direct labor	35,770	36,574	38,362
Indirect labor (manufacturing)	16,910	16,724	5,850
Indirect labor (administration)	5,929	5,927	16,971
Research and development	7,180	7,486	7,570
Location
Taiwan	34,877	35,763	35,828
PRC	22,475	22,369	24,005
Korea	2,701	2,662	2,558
Malaysia	2,982	3,230	3,680
Japan	502	490	429
Singapore	986	869	852
United States	379	392	384
Others	887	936	1,017

Eligible employees may participate in our employee share bonus plan and stock option plans and our subsidiaries’ share option plans, such as the option plans adopted by ASE Mauritius, USI Enterprise Limited, and Universal Scientific Shanghai. See “—Compensation.”

We have never experienced a work stoppage caused by our employees. We believe that our relationship with our employees is good.

SHARE OWNERSHIP

The following table sets forth certain information with respect to our common shares and options of ASE Inc. exercisable for our common shares held by our directors and executive officers as of January 31,2017. Percentage of beneficial ownership is based on 8,739,734,964 common shares outstanding as of January 31, 2018.

Director or Executive Officer	Number of ASE Inc. Common Shares Beneficially Held(1)	Percentage of ASE Inc. Total Common Shares Issued and Outstanding	Number of Options Exercisable(2)	Exercise Price of Options (NT$)	Expiration Date of Options

Jason C.S. Chang	1,889,032,057(3)	21.61%	0	-	-
Richard H. P. Chang	243,513,779	2.79%	0	-	-
Rutherford Chang	3,155,294	*	0	-	-
Tien Wu	7,354,946	*	0	-	-
Joseph Tung	5,426,823	*	0	-	-
Raymond Lo	3,566,861	*	*	20.40	2020/5/6
Tien-Szu Chen	2,363,642	*	0	-	-
Jeffrey Chen	2,166,000	*	0	-	-
Shen-Fu Yu	4,776	*	0	-	-
Ta-Lin Hsu	0	0.00%	0	-	-
Mei-Yueh Ho	0	0.00%	0	-	-
Chun-Che Lee	3,744,502	*	*	20.40	2020/5/6
Songwoon Kim	0	0.00%	*	20.40	2020/5/6
Chih-Hsiao Chung	380,979	*	*	20.40	2020/5/6
Chiu-Ming Cheng	738,621	*	*	20.40	2020/5/6
Chih-An Hsu	100,000	*	0	-	-
Yen-Chieh Tsao	0	0.00%	*	36.50	2025/9/10
Shih-Kang Hsu	260,000	*	*	20.40	2020/5/6
Meng-Hui Lin	360,940	*	*	20.40	2020/5/6
Kwai Mun Lee	0	0.00%	0	-	-
Lid Jian Chiou	192,000	*	0	-	-
Heng Ee Ooi	0	0.00%	0	-	-
Kenneth Hsiang	490,000	*	*	20.40	2020/5/6
Chen-Yen Wei	732,230	*	0	-	-
Feng-Ta Chen	0	0.00%	0	-	-
Jack Hou	70,917	*	0	-	-
Ta-I Lin	0	0.00%	0	-	-
Yueh-Ming Lin	13,000	*	0	-	-
Omar Anaya Galvan	0	0.00%	0	-	-

(1)	Including shares directly held and shares beneficially owned through spouse and minor children.

(2)	Each option may be converted into one of our common shares. The figures referred herein include options convertible into our common shares scheduled to vest within 60 days as of the date hereof.

(3)	Including 1,368,655,773 common shares Jason C.S. Chang beneficially owned through ASE Enterprises Limited, Aintree Limited and JC Holdings Limited and 520,376,284 common shares beneficially owned through Value Tower Limited, respectively. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

* The sum of the number of common shares held and the number of common shares issuable upon exercise of all options held is less than 1.0% of our total outstanding shares.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth information known to us with respect to the beneficial ownership of our common shares, as of January 31, 2018, by each shareholder known by us to beneficially own more than 5.0% of our total outstanding shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Percentage of beneficial ownership is based on 8,739,734,964 common shares outstanding as of January 31, 2018. In addition, in computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Common Shares Beneficially Owned
Name of Shareholder or Group	Number	Percentage
Jason C.S. Chang(1)	1,889,032,057	21.61%

(1)	Jason C.S. Chang is our Chairman and Chief Executive Officer. Jason C. S. Chang beneficially owned 1,368,655,773 common shares through ASE Enterprises Limited, Aintree Limited and JC Holdings Limited and 520,376,284 common shares through Value Tower Limited, respectively. As a result, Jason C.S. Chang beneficially owned 1,889,032,057 common shares, representing 21.61% of our total outstanding shares (based on 8,739,734,964 common shares as of January 31, 2018). ASE Enterprises Limited is a company organized under the laws of Hong Kong. All of the outstanding shares of ASE Enterprises Limited are held by Aintree Limited. Aintree Limited is a company organized under the laws of the British Virgin Islands. All of the shares of Aintree Limited are held by JC Holdings Limited. The shares of JC Holdings Limited are held through intermediary holding companies and under a revocable trust established under the laws of the Bailiwick of Guernsey for the benefit of our Chairman and Chief Executive Officer, Jason C.S. Chang, and his family. Value Tower Limited is a company organized under the laws of the British Virgin Islands. Jason C.S. Chang is the sole shareholder and director of Value Tower Limited. There were no significant changes in the percentage of ownership beneficially owned by Jason C.S. Chang in 2015, 2016 and 2017.

 The following table sets forth information relating to our common shares held directly by our consolidated subsidiaries and our equity method investee as of January 31, 2018.

	Common Shares Beneficially Owned
Name of Shareholder	Number	Percentage
ASE Test(1)	88,200,472	1.01%
ASE Test Taiwan(2)	10,978,776	0.13%
J&R Holding Limited(3)	46,703,763	0.53%
Hung Ching(4)	88,261,502	1.01%

(1)	ASE Test is our wholly owned subsidiary. ASE Test’s ownership of our common shares is the result of the merger of ASE Chung Li with and into us in August 2004, and subsequent dividends upon shares received in connection with this merger. In order to comply with Singapore Companies Act, a trust was established to hold and dispose our common shares issued to ASE Test, a Singaporean Company, upon completion of the merger. The trustee appointed under such trust arrangement is currently our registered shareholder for our common shares issued to ASE Test. See “—Related Party Transactions.”

(2)	ASE Test Taiwan is our wholly owned subsidiary. ASE Test Taiwan’s ownership of our common shares is mainly the result of the merger of ASE Material with and into us in August 2004, and subsequent dividends upon shares received in connection with this merger. In order to comply with Singapore Companies Act, a trust had been established to hold and dispose our common shares issued to ASE Test Taiwan, which had been a subsidiary of ASE Test, upon completion of the merger. In December 2014, the trust established to hold the common shares issued to ASE Test Taiwan had been terminated because ASE Test Taiwan was no longer a subsidiary owned by ASE Test and therefore no longer subject to Singapore Companies Act requirements. As a result, ASE Test Taiwan directly owned 10,978,776 of our common shares as of January 31, 2018. See “—Related Party Transactions.”

(3)	J&R Holding Limited is our wholly owned subsidiary. J&R Holding Limited’s ownership of our common shares is the result of the merger of ASE Chung Li with and into us in August 2004, and subsequent dividends upon shares received in connection with this merger.

(4)	Hung Ching is our equity method investee. As of January 31, 2018, we held 26.22% of the outstanding shares of Hung Ching. Hung Ching acquired our common shares in open market transactions, subsequent dividends upon the acquired shares and shares purchase pursuant to the rights offered by the Company.

As of January 31, 2018, none of our major shareholders had voting rights different from those of our other shareholders. We are not aware of any arrangement that may at a subsequent date result in a change of control of us. Furthermore, other than disclosed above, we are not aware of any significant changes in the percentage of ownership held by our major shareholders in 2015, 2016 and 2017.

As of January 31, 2018, a total of 8,739,734,964 common shares were outstanding. With certain limited exceptions, holders of common shares that are not ROC persons are required to hold their common shares through a brokerage account in the ROC. As of January 31, 2018, 581,922,970 common shares were registered in the name of a nominee of Citibank, N.A., the depositary under our ADS deposit agreement. Citibank, N.A., has advised us that, as of January 31, 2018, 116,384,303 ADSs, representing 581,921,515 common shares, were held of record by Cede & Co., and 290 ADSs, representing 1,450 common shares, were held by 9 other U.S. persons. The remaining 5 common shares held by Citibank, N.A. for the Company are a result of fractional shares distributed during stock distributions on our common shares underlying the ADSs.

RELATED PARTY TRANSACTIONS

In recent years, we have awarded cash bonuses to the employees of our subsidiaries as part of their compensation, based in part on our consolidated net income and the subsidiaries’ contribution to our consolidated income. We expect to continue this practice in the future.

In order to comply with Singapore law and other applicable laws and regulations, trusts organized under ROC law were established to hold and dispose of our common shares issued to ASE Test and ASE Test Taiwan in connection with the merger of ASE Chung Li and ASE Material into our company in August 2004. Under Section 76(1)(b)(ii) of Singapore’s Companies Act, Chapter 50, ASE Test, a Singapore company, may not purport to acquire, directly or indirectly, shares or units of shares in our company, ASE Test’s parent company. Pursuant to the applicable trust agreements, the trustee under each trust is (1) the registered owner of our common shares, (2) authorized to exercise all of the rights as a shareholder of our common shares, (3) authorized to sell our common shares, subject to market conditions, when such common shares become available for resale under ROC law and in accordance with volume limitations under ROC law, at its sole discretion; provided such common shares are sold (i) in compliance with ROC laws and regulations, (ii) in an orderly manner in order to minimize the impact on the trading price of our common shares, and (iii) in a manner consistent with its fiduciary duties owed to ASE Test and (4) able to transfer and deliver to ASE Test or ASE Test Taiwan the proceeds from the sale of our common shares and any cash dividends distributed, as the case may be. In February 2010, to complete the tender offer to acquire Universal Scientific, ASE Test transferred 141,808,499 shares to the shareholders of Universal Scientific. Neither ASE Test nor ASE Test Taiwan have any rights with respect to our common shares held in trust pursuant to the applicable trust agreements other than the right to receive the proceeds from the sale of such common shares and cash dividends declared while the shares remain in trust. In December 2014, the trust established to hold the common shares issued to ASE Test Taiwan had been terminated because ASE Test Taiwan was no longer a subsidiary owned by ASE Test and therefore no longer subject to Singapore Companies Act requirements. As a result, ASE Test Taiwan directly owned 10,978,776 of our common shares as of January 31, 2018 and the trust established to hold the common shares issued to ASE Test held 88,200,472 of our common shares.

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

In August 2014, we made the donation of NT$15.0 million to Social Affairs Bureau of Kaohsiung City Government through ASE Cultural and Educational Foundation. In addition, in order to demonstrate our commitment to environmental protection, in December 2013, our board of directors approved contributions to environmental protection efforts in Taiwan in a total amount of not less than NT$3,000.0 million, to be made in the next 30 years. For the years ended December 31, 2015, 2016 and 2017, we have made contributions in the amount of NT$100.0 million (US$3.4 million) each, respectively, through ASE Cultural and Educational Foundation to fund various environmental projects and our board of directors have resolved in a resolution in January 2018 to contribute NT$100.0 million (US$3.4 million) through ASE Cultural and Educational Foundation in environmental projects in 2018.

In June 2015, we acquired the K22 and K23 factory-administration building in Nantze Export Processing Zone, Taiwan, from Hung Ching for a consideration of NT$2,466.0 million.

In 2015 and 2016, we capitalized NT$504.6 million and NT$875.0 million, respectively, for the construction of employee dormitory for which we contracted with Fu Hwa Construction Co., Ltd. in Kaohsiung, Taiwan.

In 2016, we acquired patents and acquired specific technology from Deca Technologies Inc. for a consideration of NT$403.5 million.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

Item 8. Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated financial statements are set forth under “Item 18. Financial Statements.”

Export Sales

We categorize our revenues geographically based on the country in which the customer is headquartered. Revenues from our export sales were NT$250,671.4 million, NT$236,015.4 million and NT$255,027.6 million (US$8,604.2 million) in 2015, 2016 and 2017, respectively, which contributed 88.5%, 85.9% and 87.8% of our total sales volume for those periods, respectively. See “Item 4. Information on the Company—Business Overview—Sales and Marketing” for information on our export sales.

Legal Proceedings

K7 Plant Wastewater Discharge

On December 20, 2013, the Kaohsiung Environmental Protection Bureau imposed a fine of NT$102.0 million (the “Administrative Fine”) upon us for alleged violations of the Water Pollution Control Act. We filed an administrative appeal to nullify the Administrative Fine, which however, was dismissed by the Kaohsiung City Government. In August 2014, we appealed to the Kaohsiung High Administrative Court seeking to (i) revoke Kaohsiung City Government’s decision, (ii) lift the administrative penalty imposed on us and (iii) demand a refund of the Administrative Fine. On March 22, 2016, the Kaohsiung High Administrative Court revoked Kaohsiung City Government’s decision and lifted the administrative penalty. Our demand for a refund of the Administrative Fine was dismissed. We appealed to the Supreme Administrative Court on April 14, 2016 against the Kaohsiung High Administrative Court’s unfavorable ruling in dismissing a refund. On June 8, 2017, the Supreme Administrative Court overturned Kaohsiung High Administrative Court’s decision and ordered Kaohsiung Environmental Protection Bureau to refund the Administrative Fine paid by us.

In connection with the same alleged violations at our K7 plant, in October 2014, the Kaohsiung District Court ruled that we were in violation of the ROC Waste Disposal Act and imposed on us a criminal penalty of NT$3.0 million. We appealed the case to the Taiwan High Court Kaohsiung District Branch in November 2014. On September 29, 2015, the Taiwan High Court Kaohsiung District Branch overturned the decision made by Kaohsiung District Court and found us not guilty and repealed the criminal penalty imposed on us. The verdict was final and not appealable.

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

The following table sets forth the stock dividends paid during each of the years indicated and related information.

	Cash Dividends Per Common Share		Stock Dividends Per Common Share(1)	Total Common Shares Issued as Stock Dividends	Outstanding Common Shares on Record Date(2)	Percentage of Outstanding Common Shares Represented by Stock Dividends
	NT$		NT$

2010	0.36		1.00	549,497,078	5,500,216,994	10.0%
2011	0.65		1.15	695,735,660	6,055,261,112	11.5%
2012	0.65		1.40	931,599,554	6,659,893,672	14.0%
2013	1.05		-	-	7,611,579,786	-
2014	1.29	(3)	-	-	7,847,817,646	-
2015	2.00		-	-	7,900,130,996	-
2016	1.60		-	-	7,931,725,946	-
2017	1.40		-	-	8,405,972,044	-

(1)	Stock dividends were paid out from retained earnings and capital surplus. Holders of common shares receive as a stock dividend the number of common shares equal to the NT dollar value per common share of the dividend declared multiplied by the number of common shares owned and divided by the par value of NT$10 per share. Fractional shares are not issued but are paid in cash.

(2)	Aggregate number of common shares outstanding on the record date applicable to the dividend payment. Includes common shares issued in the previous year under our employee bonus plan.

(3)	On June 26, 2014, our shareholders approved a cash dividend of NT$1.30 per share for 2013 earnings. On July 29, 2014, our board of directors resolved to adjust the cash dividend ratio to NT$1.29411842 because the number of outstanding common shares had changed as a result of the exercise of share options.

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

According to our Articles of Incorporation, the remuneration of our independent directors is set at NT$3.0 million (US$0.10 million) per person per year. If our annual net income (after recovering any losses incurred in prior years and deducting the legal reserve and special reserve provisions, making the additions or deductions of the portion of retained earnings that belong to equity investment gains or losses that have been realized through other comprehensive income or losses measured at fair value and deducting other items as required under ROC law, if any) remains, a proposal for the distribution of such amount together with a part or all of the accumulated undistributed profits in the previous years shall be prepared by the board of directors and submit to the shareholders’ meeting for resolution. In addition, we set aside 5.25% to 8.25% of net profit before income tax, employees’ compensation and remuneration to the directors as employees’ compensation and no more than 0.75% as remuneration to the directors. The 5.25% portion is to be distributed to all employees in accordance with our employee compensation distribution rules, while any portion exceeding 5.25% is to be distributed in accordance with rules established by our board of directors to individual employees who have been recognized as having made special contributions to our company. Such employees include those of our subsidiaries.

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

Item 9. The Offer and Listing

OFFER AND LISTING DETAILS

Our common shares were first issued in March 1984 and have been listed on the TWSE since July 1989. The TWSE is an auction market where the securities traded are priced according to supply and demand through announced bid and ask prices. As of January 31, 2018, there were an aggregate of 8,739,734,964 of our common shares outstanding. The following table sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the TWSE for our common shares and the high and low of the daily closing values of the Taiwan Stock Exchange Index. The closing price for our common shares on the TWSE on March 16, 2018 was NT$41.75 per share.

	Closing Price per Share		Adjusted Closing Price per Share(1)		Average Daily Trading Volume	Taiwan Stock Exchange Index
	High	Low	High	Low	(in thousands of shares)	High	Low
	NT$	NT$	NT$	NT$
2013	30.65	23.60	24.38	16.28	24,598	8,623.4	7,616.6
2014	41.00	26.80	34.73	20.53	25,609	9,569.2	8,264.5
2015	47.75	30.00	42.77	27.02	28,467	9,973.1	7,410.3
2016	39.60	28.65	37.42	25.67	17,859	9,392.7	7,664.0
First Quarter	38.30	33.75	36.92	32.37	17,321	8,812.7	7,664.0
Second Quarter	36.95	28.65	35.57	27.27	25,701	8,716.3	8,053.7
Third Quarter	39.60	34.60	38.22	33.22	17,249	9,284.6	8,575,8
Fourth Quarter	38.80	32.20	37.42	30.82	11,453	9,392.7	8,931.0
2017	41.75	32.80	41.75	31.42	16,390	10,854.6	9,272.9
First Quarter	39.90	32.80	38.52	31.42	16,696	9,972.5	9,272.9
Second Quarter	39.40	37.00	38.02	35.62	12,602	10,514.0	9,632.7
Third Quarter	40.85	35.60	39.47	34.22	18,518	10,631.6	10,225.3
Fourth Quarter	41.75	36.35	41.75	36.35	17,553	10,854.6	10,355.8
September	37.15	35.60	37.15	35.60	23,850	10,631.6	10,257.0
October	38.10	36.35	38.10	36.35	12,208	10,793.8	10,465.2
November	41.75	36.40	41.75	36.40	23,214	10,854.6	10,560.4
December	39.05	37.35	39.05	37.35	16,509	10,651.1	10,355.8
2018
First Quarter
January	42.30	38.30	42.30	38.30	16,799	11,253.1	10,710.7
February	41.70	37.90	41.70	37.90	28,974	11,160.3	10,371.8
March (through March 16, 2018)	43.00	40.00	43.00	40.00	19,586	11,095.6	10,642.9

(1)	As adjusted retroactively by the TWSE to give effect to stock dividends and cash dividends paid in the periods indicated. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividends and Dividend Policy.”

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

Our ADSs have been listed on the NYSE under the symbol “ASX” since September 26, 2000. The outstanding ADSs are identified by the CUSIP number 00756M404. As of January 31, 2018, a total of 116,384,303 ADSs were outstanding. The following table sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the NYSE for our ADSs and the highest and lowest of the daily closing values of the New York Stock Exchange Index. The closing price for our ADSs on the NYSE on March 16, 2018 was US$7.22 per ADS.

	Closing Price per ADS			Adjusted Closing Price per ADS(1)	Average Daily Trading Volume	New York Stock Exchange Index
	High	Low	High	Low	(in thousands of ADSs)	High	Low
	US$	US$	US$	US$
2013	5.35	3.91	4.48	3.00	746	10,400.3	8,604.4
2014	6.87	4.45	5.76	3.73	752	11,104.7	9,741.6
2015	7.89	4.69	6.85	4.34	1,405	11,239.7	9,601.4
2016	6.21	4.41	5.92	4.08	916	11,237.2	9,029.9
First Quarter	5.87	4.95	5.43	4.58	1,015	10,237.0	9,029.9
Second Quarter	5.78	4.41	5.34	4.08	1,439	10,641.2	9,973.5
Third Quarter	6.21	5.35	5.92	4.95	633	10,890.8	10,409.5
Fourth Quarter	6.12	4.92	5.90	4.74	577	11,237.2	10,289.3
2017	7.07	5.09	7.07	4.91	1,024	12,853.1	11,148.8
First Quarter	6.62	5.09	6.38	4.91	1,179	11,661.2	11,148.8
Second Quarter	6.54	6.04	6.30	5.82	923	11,833.3	11,324.5
Third Quarter	6.65	5.86	6.41	5.86	907	12,209.2	11,699.8
September	6.23	5.86	6.23	5.86	883	12,209.2	11,827.2
Fourth Quarter	7.07	6.10	7.07	6.10	893	12,853.1	12,220.3
October	6.39	6.15	6.39	6.15	639	12,430.5	12,264.7
November	7.07	6.10	7.07	6.10	1,081	12,627.8	12,220.3
December	6.55	6.32	6.55	6.32	975	12,853.1	12,532.4
2018
First Quarter
January	7.32	6.59	7.32	6.59	986	13,637.0	12,902.7
February	7.12	6.55	7.12	6.55	799	13,382.0	12,270.7
March (through March 16, 2018)	7.48	6.91	7.48	6.91	984	12,918.8	12,518.7

(1)	As adjusted retroactively to give effect to stock dividends and cash dividends paid in the periods indicated.

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

We were incorporated on March 23, 1984 as a company limited by shares under the ROC Company Law. Our authorized share capital registered with the Kaohsiung Export Processing Zones Administration was NT$95 billion, divided into 9,500 million common shares, 8,739,734,964 of which were outstanding as of January 31, 2018. Our authorized share capital under our Articles of Incorporation is NT$100 billion, divided into 10 billion common shares. We do not have any equity in the form of preference shares or otherwise outstanding as of the date of this annual report.

Subject to limited exceptions, with the approval of our board of directors and the FSC, we may grant stock options to our employees, provided that NT$8,000 million of our authorized capital (800 million common shares) is reserved for employee stock options. The total number of shares to be issued under all option plans, together with all restricted shares issued to employees, shall not exceed 15% of our outstanding common shares. Unless otherwise approved by the shareholders’ meeting, the exercise price of an option shall not be less than the closing price of our common shares on the TWSE on the grant date of the option. As of January 31, 2018, we had granted 294,269,500 options pursuant to employee stock option plans established on April 20, 2010 and April 17, 2015 to our full-time employees, including our domestic and foreign subsidiaries. See “Item 6. Directors, Senior Management and Employees—Compensation—ASE Inc. Employee Bonus and Stock Option Plans.”

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

According to our Articles of Incorporation, the remuneration of our independent directors is set at NT$3.0 million (US$0.10 million) per person per year. If our annual net income (after recovering any losses incurred in prior years and deducting the legal reserve and special reserve provisions, making the additions or deductions of the portion of retained earnings that belong to equity investment gains or losses that have been realized through other comprehensive income or losses measured at fair value and deducting other items as required under ROC law, if any) remains, a proposal for the distribution of such amount together with a part or all of the accumulated undistributed profits in the previous years shall be prepared by the board of directors and submit to the shareholders’ meeting for resolution. In addition, we set aside 5.25% to 8.25% of net profit before income tax, employees’ compensation and remuneration to the directors as employees’ compensation and no more than 0.75% as remuneration to the directors. The 5.25% portion is to be distributed to all employees in accordance with our employee compensation distribution rules, while any portion exceeding 5.25% is to be distributed in accordance with rules established by our board of directors to individual employees who have been recognized as having made special contributions to our company. Such employees include those of our subsidiaries.

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

Changes in Share Capital

Under ROC Company Law, any change in the authorized share capital of a company limited by shares requires an amendment to its Articles of Incorporation, which in turn requires approval at the shareholders’ meeting. In the case of a public company such as ourselves, we must also obtain the approval of, or submit a report to, the FSC and the Kaohsiung Export Processing Zone Administration. Authorized but unissued common shares may be issued, subject to applicable ROC law, upon terms as our board of directors may determine. Our authorized share capital registered with the Kaohsiung Export Processing Zones Administration was NT$95 billion, divided into 9,500 million common shares with a face value of NT$10.0 per share as of January 31, 2018. Our authorized share capital under our Articles of Incorporation is NT$100 billion, divided into 10 billion common shares. There were 500 million common shares included in our authorized shares that are currently not registered with the Kaohsiung Export Processing Zones Administration. We will complete the registration with the Kaohsiung Export Processing Zones Administration if and when our total issued share capital equals or exceeds NT$95 billion.

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

The Cash Consideration will be subject to adjustments if SPIL issues shares or pays cash dividends during the period from the execution date of the Joint Share Exchange Agreement to the Effective Time, provided, however, that the Cash Consideration shall not be subject to adjustment since the aggregate amount of the cash dividends distributed by SPIL in fiscal year 2017 is less than 85% of its after-tax net profit for fiscal year 2016.

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

As approved at the extraordinary general shareholders’ meeting of ASE shareholders on February 12, 2018, ASE Holding’s share capital will be NT$50,000,000,000.

On March 26, 2018, TWSE approved the delisting of common shares of ASE and SPIL on April 30, 2018 and the listing of common shares of ASE Holding on the same day.

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

Dividends

Dividends (whether in cash or common shares) declared by us out of retained earnings and distributed to a non-ROC holder are subject to ROC withholding tax at 21% (unless a preferable tax rate is provided under a tax treaty between the ROC and the jurisdiction where the non-ROC holder is a resident) on the amount of the distribution (in the case of cash dividends) or on the par value of the distributed common shares (in the case of stock dividends). Furthermore, if and when we distribute any dividends in the year of 2018, for the portion of dividends paid out of those retained earnings on which we had paid 10% ROC retained earnings tax, a credit of up to 5% of such portion of dividends may be offset against the 21% withholding tax. Starting the year of 2019, no retained earnings tax paid can be offset against the 21% withholding tax.

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

Securities Transaction Tax

Securities transaction tax will be imposed on the seller at the rate of 0.3% of the transaction price upon a sale of common shares. Transfers of ADSs are not subject to ROC securities transaction tax. During the one-year period from April 28, 2017 to April 27, 2018, the tax rate for day trading of shares meeting certain criteria is reduced to 0.15%. The Executive Yuan has forwarded a proposal to the Legislative Yuan to extend the aforesaid reduction in tax rate for another three years until April 27, 2021, which is currently pending lawmakers’ review and approval.

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

Estate and Gift Tax

ROC estate tax is payable on any property within the ROC left by a deceased non-resident individual, and ROC gift tax is payable on any property within the ROC donated by a non-resident individual. Estate tax and gift tax are currently imposed at the progressive rates of 10%, 15% and 20%. Under the ROC Estate and Gift Tax Act, common shares issued by ROC companies are deemed property located in the ROC without regard to the location of the owner. It is unclear whether a holder of ADSs will be considered to own common shares for this purpose.

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

United States Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences of the ownership and disposition of our common shares or ADSs to those U.S. Holders described below who hold such common shares or ADSs as capital assets for U.S. federal income tax purposes. As used herein, a “U.S. Holder” is a beneficial owner of our common shares or ADSs that is for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States or of any political subdivision of the United States; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

•	This discussion assumes that we are not a passive foreign investment company, as discussed below.

•	This discussion does not address all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances. In particular, it does not address all of the tax consequences that may be relevant to holders subject to special rules, including:

•	persons subject to the alternative minimum tax;

•	persons subject to taxation under the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), known as the Medicare contribution tax;

•	insurance companies;

•	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs”;

•	dealers or traders in securities who use a mark-to-market method of accounting for U.S. federal income tax purposes;

•	certain financial institutions;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons holding common shares or ADSs in connection with a trade or business conducted outside of the U.S.;

•	persons who hold or will hold common shares or ADSs as part of a straddle, hedge, conversion transaction, integrated transaction or similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	persons who own or are deemed to own 10% or more of the voting power or value of our stock; or

•	persons who acquired our common shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation.

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

Passive Foreign Investment Company Rules

We believe that we were not a passive foreign investment company, or “PFIC”, for U.S. federal income tax purposes for our 2017 taxable year. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year.

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

Not applicable

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

Interest Rate Risk. Our exposure to interest rate risks relates primarily to our long-term floating rate loans, which is normally incurred to support our corporate activities and capital expenditures. See note 34 to our consolidated financial statements included in this annual report for details on interest rate sensitivity analysis.

We entered into several interest rate swap contracts to mitigate interest rate risks in relation to our long-term loans. In April 2013, J&R Holding Limited entered into an interest rate swap contract in the amount of RMB240.0 million, which matured in April 2014, with interest receipt based on a floating rate of 1.05% to 2.80% and payment based on a fixed rate of 2.0%. In February 2014, J&R Holding Limited entered into another interest rate swap contract in the amount of RMB240.0 million, which was scheduled to mature in February 2015 but was settled in May 2014, with interest receipt based on a floating rate of 1.20% to 1.40% and payment based on a fixed rate of 1.35%. We recognized these contracts as hedging derivative liabilities-current with an adjustment to shareholders’ equity.

In October 2015, we entered into an interest rate swap contract in the amount of NT$1,000.0 million, which matured in October 2016, with interest receipt based on a floating rate of 0.00% to 5.00% and payment based on a fixed rate of 4.60%. We recognized it as financial liabilities held for trading with an adjustment to profit or loss.

The tables below set forth information relating to our significant obligations, including short-term borrowings and long-term borrowings, including bank loans, bills payable, capital lease obligations and bonds payable, that are sensitive to interest rate fluctuations as of December 31, 2017.

		Expected Maturity Date
	2018	2019	2020	2021	2022	Thereafter	Total	Fair Value
	(in millions, except percentages)
Short-term borrowings:
Fixed rate (NT$)	250.0	-	-	-	-	-	250.0	250.0
Average interest rate	0.97%	-	-	-	-	-	0.97%	-
Variable rate (US$)	(175.4)	-	-	-	-	-	175.4	175.4
Average interest rate	(2.42%)	-	-	-	-	-	2.42%	-
Fixed rate (US$)	(134.6)	-	-	-	-	-	134.6	134.6
Average interest rate	(1.89%	-	-	-	-	-	1.89%	-
Variable rate (RMB)	(1,484.9)	-	-	-	-	-	1,484.9	1,484.9
Average interest rate	(4.61%)	-	-	-	-	-	4.61%	-
Fixed rate (RMB)	(87.6)	-	-	-	-	-	87.6	87.6
Average interest rate	(4.57%)	-	-	-	-	-	4.57%	-
Variable rate (HKD)	342.0	-	-	-	-	-	342.0	342.0
Average interest rate	2.36%	-	-	-	-	-	2.36%	-
Fixed rate (EUR)	(0.7)	-	-	-	-	-	0.7	0.7
Average interest rate	(0.80%)	-	-	-	-	-	0.80%	-

Long-term borrowings:
Variable rate (NT$)	1,613.5	2,829.7	-	-	-	-	4,443.2	4,443.2
Average interest rate	1.05%	1.09%	-	-	-	-	107%	-
Fixed rate (NT$)	-	1,500.0	-	7,000.0	3,700.0	6,300.0	18,500.0	18,500.0
Average interest rate	-	1.20%	-	1.30%	1.25%	1.47%	1.34%	-
Variable rate (US$)	160.0	672.0	-	-	-	-	832.0	832.0
Average interest rate	3.07%	2.56%	-	-	-	-	2.66%	-
Fixed rate (US$)	0.1	-	-	-	-	-	0.1	0.1
Average interest rate	5.66%	-	-	-	-	-	5.66%	-
Variable rate (RMB)	85.1	180.9	191.6	191.5	191.5	192.5	1,033.1	1,033.1
Average interest rate	5.53%	5.71%	5.95%	6.01%	5.93%	1.71%	5.09%	-

Foreign Currency Exchange Rate Risk. Our foreign currency exposure gives rise to market risk associated with exchange rate movements against the NT dollar, our functional currency. Currently, the majority of our revenues are denominated in U.S. dollars, with a portion denominated in NT dollars and Japanese yen. Our costs of revenues and operating expenses are incurred in several currencies, primarily in NT dollars, U.S. dollars, RMB, Japanese yen, Korean won, as well as, to a lesser extent, Singapore dollars and Malaysian ringgit. In addition, a substantial portion of our capital expenditures, primarily for the purchase of packaging and testing equipment, has been, and is expected to continue to be, denominated primarily in U.S. dollars with the remainder in Japanese yen. The majority of our borrowings are denominated in NT dollars, U.S. dollars and RMB. Fluctuations in exchange rates, primarily among the U.S. dollar against the NT dollar, RMB and the Japanese yen, will affect our costs and operating margins and could result in exchange losses and increased costs in NT dollar and other local currency terms. See note 34 to our consolidated financial statements included in this annual report for details on foreign currency exchange rate sensitivity analysis.

Despite hedging and mitigating techniques implemented by us, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations. We recorded net foreign exchange losses of NT$713.2 million in 2015, net foreign exchange gains of NT$1,928.4 million in 2016 and net foreign exchange gains of NT$3,502.6 million (US$118.2 million) in 2017. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign currency exchange rates, we utilize currency forward contracts and swap contracts from time to time to reduce the impact of foreign currency fluctuations on our results of operations. Our policy is to account for these contracts on a mark-to-market rate basis.

The table below sets forth our outstanding forward exchange contracts and swap contracts, for which the expected maturity dates are in 2018, in aggregate terms by type of contract as of December 31, 2017.

Forward Exchange Contracts and Swap Contracts

	Forward Exchange Contracts	Swap Contracts

Buy US$ against NT$
Notional Amount	US$80.0 million	US$1,782.4 million
Weighted Average Strike Price	US$/NT$29.870	US$/NT$29.812
Fair Value	Negative US$0.744 million	Negative US$21.730 million

Sell US$ against NT$
Notional Amount	US$1.0 million	US$217.3 million
Weighted Average Strike Price	US$/NT$30.142	US$/NT$29.939
Fair Value	US$0.014 million	US$1.408 million

Sell US$ against RMB
Notional Amount	US$125.0 million	US$52.9 million
Weighted Average Strike Price	US$/RMB6.631	US$/RMB6.606
Fair Value	US$1.547 million	US$0.531 million

Sell US$ against JP¥
Notional Amount	US$45.5 million	US$70.3 million
Weighted Average Strike Price	US$/JP¥112.291	US$/JP¥111.911
Fair Value	Negative US$0.100 million	Negative US$0.166 million

Sell US$ against MYR
Notional Amount	US$15.0 million	-
Weighted Average Strike Price	US$/MYR4.124	-
Fair Value	US$0.255 million	-

Sell US$ against SGD
Notional Amount	US$11.3 million	-
Weighted Average Strike Price	US$/SGD1.354	-
Fair Value	US$0.154 million	-

Sell US$ against EUR
Notional Amount	US$10.7 million	-
Weighted Average Strike Price	US$/EUR0.843	-
Fair Value	US$0.089 million	-

Other Market Risk. Our exposure to other market risk relates primarily to our investments in publicly-traded stock, unlisted securities, private-placement bonds, open-end mutual funds and limited partnership interests. The value of these investments may fluctuate based on various factors including prevailing market conditions. Moreover, the fair value of investments in unlisted securities may be significantly different from their carrying value. As of December 31, 2017, our investments in publicly traded stock, open-end mutual funds and private-placement bonds classified as financial assets at fair value through profit or loss were NT$5,101.2 million (US$172.1 million). As of December 31, 2017, our investments classified as available-for-sale financial assets were NT$1,212.2 million (US$40.9 million), primarily consisting of publicly-traded stock, unlisted securities, open-end mutual funds and limited partnership interests. If the fair values of these investments fluctuate by 1.0%, our profit before income tax will increase or decrease by approximately NT$52.0 million (US$1.8 million) for the same period, and our other comprehensive before income tax will increase or decrease by approximately NT$13.0 million (US$0.4 million) for the same period.  Furthermore, fluctuations in gold prices may also affect the price at which we have been able to purchase gold wire. How this will impact the results of our operations depends on whether such costs can be transferred onto our customers.

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

Depositary Payments

In 2017, we received US$4,385,151.55 from Citibank, N.A., the depositary bank for our ADR programs. The table below sets forth details of the amount we received from Citibank, N.A.

Depositary Payments
Reimbursement of proxy process expenses	US$	13,215.84
Reimbursement of ADR holders identification expenses	US$	46,780.43
Reimbursement of legal fees	US$	62,957.48
Direct reimbursement	US$	4,262,197.80
Net payment received by us(1)	US$	4,385,151.55

(1)	Net of U.S. withholding tax.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

As of December 31, 2017, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15(d)-15(e) under the Exchange Act. Our management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective for recording, processing, summarizing and reporting, within the time periods specified in the SEC’s rules and forms, information required to be disclosed in the reports we file or submit under the Exchange Act, and for accumulating and communicating such information to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2017. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013).

Based on this assessment, management concluded that, as of December 31, 2017, our internal control over financial reporting is effective based on those criteria.

Our independent registered public accounting firm, Deloitte & Touche, independently assessed the effectiveness of our internal control over financial reporting. Deloitte & Touche has issued an attestation report, which is included below.

Report of the Independent Registered Public Accounting Firm

To: the shareholders and Board of Directors of Advanced Semiconductor Engineering, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Advanced Semiconductor Engineering, Inc. and its subsidiaries (collectively, the “Group”) as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2017 of the Group and our report dated March 23, 2018 expressed an unqualified opinion on those financial statements based on our audit and the report of the other auditors.

Basis for Opinion

The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche

Taipei, Taiwan

The Republic of China

March 23, 2018

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

Item 16B. Code of Ethics

We have adopted a Code of Business Conduct and Ethics (the “Code of Ethics”) which satisfies the requirements of Item 16B of Form 20-F and applies to all employees, officers, supervisors and directors of our Company and subsidiaries, including our Chief Executive Officer, Chief Financial Officer and principal accounting officer. The Code of Ethics was amended in 2016 to improve the policies with respect to anti-corruption, fair competition, anti-money laundering and whistleblowing policy and regulatory compliance. The Code of Ethics has built robust and effective policies and procedures to enable high ethical standards of business conduct that can be persistently maintained. We have continued to implement the Code of Ethics through promoting awareness and educational activities among our employees, officers, supervisors and directors of our Company and subsidiaries in daily operation. The Code of Ethics is available on our website at http://www.aseglobal.com.

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

	For the Year Ended December 31,
	2015	2016	2017
	NT$	NT$	NT$	US$

Audit fees(1)	161,476.9	165,172.5	158,872.5	5,360.1
Audit-related fees(2)	4,000.0	7,450.0	1,032.6	34.8
Tax fees(3)	13,020.0	15,264.7	16,087.7	542.8
All other fees(4)	10,541.6	7,375.0	19,024.7	641.8
Total	189,038.5	195,262.2	195,017.5	6,579.5

(1)	Audit fees are defined as the standard audit and review work that needs to be performed each year in order to issue an opinion on our consolidated financial statements and to issue reports on the local statutory financial statements. It also includes services that can only be provided by our auditor such as statutory audits required by the Tax Bureau of the ROC and the Customs Bureau of the ROC, consents and comfort letters and any other audit services required for SEC or other regulatory filings.

(2)	Audit-related fees consist of assurance and related services by Deloitte & Touche that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under Audit Fees. The service for the fees disclosed under this category relate to cash capital increase and bonds offering.

(3)	Tax fees consist of professional services rendered by Deloitte & Touche for tax compliance and tax advice. The services for the fees disclosed under this category include tax return preparation and technical tax advice.

(4)	Other fees primarily consist of risk management advisory fee and business operation and process advisory fee, among others.

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

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

The Company has elected to provide financial statements for fiscal year 2017 and the related information pursuant to Item 18.

Item 18. Financial Statements

Reference is made to pages F-1 to F-99 of this annual report.

The consolidated financial statements of the Company and the report thereon by its independent registered public accounting firm listed below are attached hereto as follows:

(a)	Report of Independent Registered Public Accounting Firm of the Company dated March 23, 2018 (page F-1).

(b)	Report of Independent Registered Public Accounting Firm of SPIL dated March 23, 2018 (page F-2).

(c)	Consolidated Balance Sheets of the Company and subsidiaries as of December 31, 2016 and 2017 (page F-3 to F-4).

(d)	Consolidated Statements of Comprehensive Income of the Company and subsidiaries for the years ended December 31, 2015, 2016 and 2017 (page F-5 to F-6).

(e)	Consolidated Statements of Changes in Equity of the Company and subsidiaries for the years ended December 31, 2015, 2016 and 2017 (page F-7 to F-8).

(f)	Consolidated Statements of Cash Flows of the Company and subsidiaries for the years ended December 31, 2015, 2016 and 2017 (pages F-9 to F-10).

(g)	Notes to Consolidated Financial Statements of the Company and subsidiaries (pages F-11 to F-99).

Item 19. Exhibits

1.	Articles of Incorporation of the Registrant (English translation of Chinese) (incorporated by reference to Exhibit 1 to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2016 filed on April 21, 2017).

2.

(a)	Amended and Restated Deposit Agreement dated as of September 29, 2000 among ASE Inc., Citibank N.A., as depositary, and Holders and Beneficial Holders of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt (incorporated by reference to Exhibit (a) to our registration statement on Form F-6 (File No. 333-108834) filed on September 16, 2003).

(b)	Letter Agreement dated as of February 1, 2001 by and between ASE Inc. and Citibank N.A., as depositary for the sole purpose of accommodating the surrender of ASE Inc.’s Rule 144A Global Depositary Shares, the issuance of American Depositary Shares and the delivery of American Depositary Receipts in the context of the termination of ASE Inc.’s Rule 144A Depositary Receipts Facility (incorporated by reference to Exhibit (b)(i) to our registration statement on Post-Effective Amendment No. 1 to Form F-6 (File No. 333-108834) filed on April 3, 2006).

(c)	Letter Agreement dated as of September 25, 2003 by and between ASE Inc. and Citibank N.A., as depositary for the sole purpose of accommodating the issuance of American Depositary Shares upon ASE Inc.’s deposit of its shares with the depositary following the conversion of certain bonds issued by ASE Inc. in accordance with, and subject to, the terms and conditions of the indenture governing such bonds (incorporated by reference to Exhibit (b)(ii) to our registration statement on Post-Effective Amendment No. 1 to Form F-6 (File No. 333-108834) filed on April 3, 2006).

(d)	Amendment No. 1 to Amended and Restated Deposit Agreement dated as of April 6, 2006 among ASE Inc., Citibank N.A., as depositary, and Holders and Beneficial Holders of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt (incorporated by reference to Exhibit (a)(ii) to our registration statement on Post-Effective Amendment No. 2 to Form F-6 (File No. 333-108834) filed on October 25, 2006).

(e)	Form of Amendment No. 2 to Amended and Restated Deposit Agreement among ASE Inc., Citibank N.A., as depositary, and Holders and Beneficial Holders of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt (incorporated by reference to Exhibit (a)(iii) to our registration statement on Post-Effective Amendment No. 2 to Form F-6 (File No. 333-108834) filed on October 25, 2006).

(f)	Form of Deposit Agreement among ASE Industrial Holding Co., Ltd., Citibank N.A., as depositary, and Holders and Beneficial Holders of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt (incorporated by reference to Exhibit (a) to our registration statement on Form F-6 (File No. 333-214753) filed on November 22, 2016).

4.

(a)	^ Asset Purchase Agreement dated as of July 3, 1999 among ASE (Chung Li) Inc., ASE Inc., Motorola Electronics Taiwan, Ltd. and Motorola, Inc. (incorporated by reference to Exhibit 10.2 to ASE Test’s registration statement on Form F-3 (File No. 333-10892) filed on September 27, 1999 (the “ASE Test 1999 Form-3”)).

(b)	Agreement dated as of June 5, 2002 among ASE (Chung Li) Inc., ASE Inc., Motorola Electronics Taiwan, Ltd. and Motorola, Inc. amending certain earn-out arrangements provided for in Section 2.09(b)(ii)(D) of the Asset Purchase Agreement dated as of July 3, 1999 among the same parties (incorporated by reference to Exhibit 4(b) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2002 filed on June 30, 2003).

(c)	^ Stock Purchase Agreement dated as of July 3, 1999 among ASE Investment (Labuan) Inc., ASE Inc., Motorola Asia Ltd. and Motorola, Inc. relating to the purchase and sale of 100.0% of the common stock of Motorola Korea Ltd. (incorporated by reference to Exhibit 10.3 to the ASE Test 1999 Form F-3).

(d)	† BGA Immunity Agreement dated as of January 25, 1994 between ASE Inc. and Motorola, Inc. (incorporated by reference to Exhibit 10.6 to the Form F-1).

(e)	† Amendment dated March 18, 2003 renewing the BGA Immunity Agreement dated as of January 25, 1994 between ASE Inc. and Motorola, Inc. (incorporated by reference to Exhibit 4(g) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2003 filed on June 30, 2004).

(f)	Consent dated June 10, 2004 to the Assignment of the BGA Immunity Agreement between ASE Inc. and Motorola, Inc. dated January 25, 1994 (incorporated by reference to Exhibit 4(h) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2003 filed on June 30, 2004).

(g)	Asset Purchase Agreement by and among Flextronics Manufacturing (M) Sdn Bhd, as Buyer, ASE Electronics (M) Sdn. Bhd. as Company, dated as of October 3, 2005 (incorporated by reference to Exhibit 4(g) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2005 filed on June 19, 2006).

(h)	Joint Venture Agreement dated as of July 14, 2006 among Advanced Semiconductor Engineering, Inc. and Powerchip Semiconductor Corp. relating to the establishment of, and our investment of 60.0% in, PowerASE (incorporated by reference to Exhibit 4(r) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2006 filed on June 25, 2007, as amended).

(i)	Sale and Purchase Agreement dated January 11, 2007 among J&R Holding Limited and Seacoast Profits Limited relating to our acquisition of 100% of GAPT (incorporated by reference to Exhibit 4(s) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2006 filed on June 25, 2007, as amended).

(j)	Equity Interests Transfer Agreement dated August 6, 2007 by and among NXP B.V., NXP Semiconductors Suzhou Ltd. and J&R Holding Limited relating to our acquisition of 60% of ASEN, our joint venture with NXP Semiconductors (incorporated by reference to Exhibit 4(j) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2008 filed on June 24, 2009).

(k)	Scheme Implementation Agreement dated September 4, 2007 between Advanced Semiconductor Engineering, Inc. and ASE Test Limited relating to our acquisition of all the outstanding ordinary shares of, and the privatization of, ASE Test (incorporated by reference to Appendix A to Exhibit (a)(1) to Schedule 13E-3 (File No. 005-55723) filed by ASE Test on January 4, 2008).

(l)	Syndicated Loan Agreement in the amount of NT$24,750 million dated March 3, 2008 among Advanced Semiconductor Engineering, Inc., Citibank, N.A., Taipei Branch and the banks and banking institutions listed on Schedule I thereto relating to our acquisition of all the outstanding ordinary shares of, and the privatization of, ASE Test (incorporated by reference to Exhibit 4(l) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2008 filed on June 24, 2009).

(m)	Equity Purchase Agreement dated March 17, 2008 between Aimhigh Global Corp., TCC Steel and J&R Holding Limited in respect of Weihai Aimhigh Electronic Co. Ltd. relating to our acquisition of 100% of ASE (Weihai), Inc. (incorporated by reference to Exhibit 4(m) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2008 filed on June 24, 2009).

(n)	Syndicated Loan Agreement in the amount of US$200 million dated May 29, 2008 among Advanced Semiconductor Engineering, Inc., Citibank, N.A., Taipei Branch and the banks and banking institutions listed on Schedule I thereto relating to our acquisition of all the outstanding ordinary shares of, and the privatization of, ASE Test (incorporated by reference to Exhibit 4(n) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2008 filed on June 24, 2009).

(o)	Equity Purchase Agreement dated October 25, 2011 between PowerASE Technology, Inc. and certain shareholders of Lu-Chu Development Corporation relating to our acquisition of 72.97% of all the outstanding ordinary shares of Lu-Chu Development Corporation (incorporated by reference to Exhibit 4(o) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2011 filed on April 20, 2012).

(p)	Equity Purchase Agreement dated October 25, 2011 between PowerASE Technology, Inc. and shareholders of Lu-Chu Development Corporation listed on Schedule I thereto relating to our acquisition of 9.3% of all the outstanding ordinary shares of Lu-Chu Development Corporation (incorporated by reference to Exhibit 4(p) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2011 filed on April 20, 2012).

(q)	Equity Purchase Agreement dated November 17, 2011 between ASE Assembly & Test (Shanghai) Limited and Kunshan Ding Yao Real Estate Development Co., Ltd. relating to our acquisition of 10% equity of Shanghai Ding Hui Real Estate Development Co., Ltd. (incorporated by reference to Exhibit 4(q) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2011 filed on April 20, 2012).

(r)	Equity Purchase Agreement dated January 13, 2012 between Advanced Semiconductor Engineering, Inc. and shareholders of Yang Ting Tech Co., Ltd. listed on Schedule I thereto relating to our acquisition of 61.63% of all the outstanding ordinary shares of Yang Ting Tech Co., Ltd. (incorporated by reference to Exhibit 4(r) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2011 filed on April 20, 2012).

(s)	Equity Purchase Agreement dated January 13, 2012 between Advanced Semiconductor Engineering, Inc. and shareholders of Yang Ting Tech Co., Ltd. listed on Schedule I thereto relating to our acquisition of 38.37% of all the outstanding ordinary shares of Yang Ting Tech Co., Ltd. (incorporated by reference to Exhibit 4(s) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2011 filed on April 20, 2012).

(t)	Joint Share Exchange Agreement dated June 30, 2016 between Advanced Semiconductor Engineering, Inc. and Siliconware Precision Industries Co., Ltd. relating to our proposed acquisition of 100% of the common shares and American depositary shares of Siliconware Precision Industries Co., Ltd. (incorporated by reference to Annex A to our registration statement on Form F-4 (File No. 333-214752) filed on November 22, 2016).

8.	*List of Subsidiaries

12.

(a)	*Certification of Jason C.S. Chang, required by Rule 13a-14(a) of the Exchange Act.

(b)	*Certification of Joseph Tung, required by Rule 13a-14(a) of the Exchange Act.

13.	*Certification of the Chief Executive Officer and the Chief Financial Officer of Advanced Semiconductor Engineering, Inc. required by Rule 13a-14(b) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.

(a)	*Consent of Deloitte & Touche.

(b)	*Consent of PricewaterhouseCoopers.

___________________

† Does not contain portions for which confidential treatment has been granted.

^ Filed in paper.

* Filed herewith.

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
Name: Joseph Tung
Title: Chief Financial Officer

Date: March 28, 2018

Advanced Semiconductor Engineering,

Inc. and Subsidiaries

Consolidated Financial Statements as of December 31, 2016 and 2017 and for the Years Ended December 31, 2015, 2016 and 2017 and

Reports of Independent Registered Public Accounting Firms

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of

Advanced Semiconductor Engineering, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Advanced Semiconductor Engineering, Inc. (a corporation incorporated under the laws of the Republic of China) and its subsidiaries (collectively, the “Group”) as of December 31, 2016 and 2017, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”) (all expressed in New Taiwan dollars). In our opinion, based on our audits and the report of the other auditors, the financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2016 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We did not audit the 2016 and 2017 consolidated financial statements of Siliconware Precision Industries Co., Ltd. (“SPIL”), the Group’s investment in which is accounted for by use of the equity method. The accompanying consolidated financial statements of the Group include its equity investment in SPIL of NT$45,898,225 thousand and NT$45,210,371 thousand (US$1,525,316 thousand), constituting 13% and 12% of the Group’s total assets as of December 31, 2016 and 2017, respectively, and its share of profit in SPIL of NT$1,725,053 thousand and NT$915,253 thousand (US$30,879 thousand), constituting 8% and 4% of the Group’s net profit for the years ended December 31, 2016 and 2017, respectively. The consolidated financial statements of SPIL as of and for the years ended December 31, 2016 and 2017 were audited by the other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for the Group’s equity investment and share of profit in SPIL, is based solely on the report of the other auditors.

Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 4 to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of the readers outside the Republic of China.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 23, 2018 expressed an unqualified opinion on the Group’s internal control over financial reporting based on our audit.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

/s/Deloitte & Touche

Taipei, Taiwan

Republic of China

March 23, 2018

We have served as the Group’s auditor since 1984.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Siliconware Precision Industries Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Siliconware Precision Industries Co., Ltd. and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements (not presented herein) present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers, Taiwan

Taipei, Taiwan

March 22, 2018

We have served as the Company’s auditor since 1994

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in Thousands)

	December 31,
	2016
	(Retrospectively Adjusted)	December 31, 2017
ASSETS	NT$	NT$	US$ (Note 4)

CURRENT ASSETS
Cash and cash equivalents (Notes 4 and 6)	$38,392,524	$46,078,066	$1,554,591
Financial assets at fair value through profit or loss -
current (Notes 4 and 7)	3,069,812	5,223,067	176,217
Available-for-sale financial assets - current (Notes 4
and 8)	266,696	89,159	3,008
Trade receivables, net (Notes 4 and 9)	51,145,557	55,200,706	1,862,372
Other receivables	665,480	1,051,955	35,491
Current tax assets (Notes 4 and 25)	471,752	260,542	8,790
Inventories (Notes 4 and 10)	21,438,062	24,260,911	818,519
Inventories related to real estate business (Notes 4,
11, 24 and 36)	24,187,515	9,819,516	331,293
Other financial assets - current (Notes 4, 12 and 36)	558,686	472,340	15,936
Other current assets	2,593,575	2,482,010	83,738

Total current assets	142,789,659	144,938,272	4,889,955

NON-CURRENT ASSETS
Available-for-sale financial assets - non-current
(Notes 4 and 8)	1,028,338	1,123,006	37,888
Investments accounted for using the equity
method (Notes 4 and 13)	49,824,690	48,753,751	1,644,863
Property, plant and equipment (Notes 4, 14, 24
and 37)	143,880,241	135,168,406	4,560,338
Investment properties (Notes 4, 15, 24 and 36)	-	8,119,436	273,935
Goodwill (Notes 4, 5, 16 and 28)	10,490,309	9,934,494	335,172
Other intangible assets (Notes 4, 17, 24, 28 and 35)	1,617,261	1,406,865	47,465
Deferred tax assets (Notes 4 and 25)	4,536,924	4,001,821	135,014
Other financial assets - non-current (Notes 4, 12
and 36)	1,320,381	1,170,500	39,491
Long-term prepayments for lease (Notes 18 and 36)	2,237,033	8,851,330	298,628
Other non-current assets	205,740	454,391	15,330

Total non-current assets	215,140,917	218,984,000	7,388,124

TOTAL	$357,930,576	$363,922,272	$12,278,079

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in Thousands)

	December 31,
	2016
	(Retrospectively Adjusted)	December 31, 2017
LIABILITIES AND EQUITY	NT$	NT$	US$ (Note 4)

CURRENT LIABILITIES
Short-term borrowings (Note 19)	$20,955,522	$17,962,471	$606,021
Financial liabilities at fair value through profit or
loss - current (Notes 4 and 7)	1,763,660	677,430	22,855
Trade payables	35,803,984	41,672,233	1,405,946
Other payables (Note 21)	21,522,034	21,377,887	721,251
Current tax liabilities (Notes 4 and 25)	6,846,350	7,619,328	257,062
Current portion of bonds payable (Notes 4 and 20)	9,658,346	6,161,197	207,868
Current portion of long-term borrowings (Notes 19
and 36)	6,567,565	8,261,625	278,732
Other current liabilities	3,852,113	4,644,566	156,699

Total current liabilities	106,969,574	108,376,737	3,656,434

NON-CURRENT LIABILITIES
Bonds payable (Notes 4 and 20)	27,341,557	16,981,583	572,928
Long-term borrowings (Notes 19 and 36)	46,547,998	27,145,003	915,823
Deferred tax liabilities (Notes 4 and 25)	4,856,549	4,961,487	167,392
Net defined benefit liabilities (Notes 4 and 22)	4,172,253	3,936,685	132,817
Other non-current liabilities	1,201,480	1,210,590	40,843

Total non-current liabilities	84,119,837	54,235,348	1,829,803

Total liabilities	191,089,411	162,612,085	5,486,237

EQUITY ATTRIBUTABLE TO OWNERS OF THE
COMPANY (Notes 4 and 23)
Share capital
Ordinary shares (Note 31)	79,364,735	87,246,194	2,943,529
Shares subscribed in advance	203,305	134,593	4,541
Total share capital	79,568,040	87,380,787	2,948,070
Capital surplus (Note 31)	22,266,500	40,624,328	1,370,591
Retained earnings (Notes 13 and 28)
Legal reserve	14,597,032	16,765,066	565,623
Special reserve	3,353,938	3,353,938	113,156
Unappropriated earnings	44,188,554	53,599,541	1,808,352
Total retained earnings	62,139,524	73,718,545	2,487,131
Other equity	(1,840,937)	(6,311,089)	(212,925)
Treasury shares	(7,292,513)	(7,292,513)	(246,036)

Equity attributable to owners of the Company	154,840,614	188,120,058	6,346,831

NON-CONTROLLING INTERESTS (Notes 4 and 23)	12,000,551	13,190,129	445,011

Total equity	166,841,165	201,310,187	6,791,842

TOTAL	$357,930,576	$363,922,272	$12,278,079

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in Thousands Except Earnings Per Share)

	For the Years Ended December 31
		2016
	2015	(Retrospectively Adjusted)	2017
	NT$	NT$	NT$	US$ (Note 4)

OPERATING REVENUES (Note 4)	$283,302,536	$274,884,107	$290,441,208	$9,798,961

OPERATING COSTS (Notes 10, 24
and 28)	233,167,308	221,696,922	237,708,937	8,019,870

GROSS PROFIT	50,135,228	53,187,185	52,732,271	1,779,091

OPERATING EXPENSES (Notes 24
and 28)

Selling and marketing expenses	3,588,472	3,473,586	3,308,992	111,639
General and administrative expenses	10,724,568	11,662,082	12,458,054	420,312
Research and development expenses	10,937,566	11,391,147	11,746,613	396,309

Total operating expenses	25,250,606	26,526,815	27,513,659	928,260

OTHER OPERATING INCOME AND
EXPENSES, NET (Note 24)	(251,529)	(800,280)	108,556	3,662

PROFIT FROM OPERATIONS	24,633,093	25,860,090	25,327,168	854,493

NON-OPERATING INCOME AND
EXPENSES
Other income (Note 24)	815,778	589,236	707,754	23,878
Other gains and losses (Note 24)	1,748,795	2,276,544	6,259,453	211,183
Finance costs (Note 24)	(2,312,143)	(2,261,075)	(1,799,494)	(60,712)
Share of the profit of associates
and joint ventures (Notes 4 and 13)	126,265	1,503,910	525,782	17,739

Total non-operating income and
expenses	378,695	2,108,615	5,693,495	192,088

PROFIT BEFORE INCOME TAX	25,011,788	27,968,705	31,020,663	1,046,581

INCOME TAX EXPENSE (Notes 4
and 25)	4,311,073	5,390,844	6,523,603	220,094

PROFIT FOR THE YEAR	20,700,715	22,577,861	24,497,060	826,487

OTHER COMPREHENSIVE INCOME
(LOSS)
Items that will not be reclassified
subsequently to profit or loss:
Remeasurement of defined benefit
obligation	(62,911)	(417,181)	205,344	6,928

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in Thousands Except Earnings Per Share)

	For the Years Ended December 31
		2016
	2015	(Retrospectively Adjusted)	2017
	NT$	NT$	NT$	US$ (Note 4)
Share of other comprehensive income
(loss) of associates and joint ventures	$(37,748)	$(49,794)	$7,249	$245
Income tax relating to items that will
not be reclassified subsequently	11,002	73,637	(51,217)	(1,728)
	(89,657)	(393,338)	161,376	5,445

Items that may be reclassified
subsequently to profit or loss:
Exchange differences on translating
foreign operations	(63,509)	(6,445,643)	(5,287,734)	(178,399)
Unrealized gain (loss) on available-
for-sale financial assets	10,451	(248,599)	224,036	7,559
Share of other comprehensive
income (loss) of associates
and joint ventures	(4,832)	(871,679)	264,389	8,920
	(57,890)	(7,565,921)	(4,799,309)	(161,920)

Other comprehensive loss for the
year, net of income tax	(147,547)	(7,959,259)	(4,637,933)	(156,475)

TOTAL COMPREHENSIVE INCOME
FOR THE YEAR	$20,553,168	$14,618,602	$19,859,127	$670,012

PROFIT FOR THE YEAR
ATTRIBUTABLE TO:
Owners of the Company	$19,732,148	$21,324,423	$22,819,119	$769,876
Non-controlling interests	968,567	1,253,438	1,677,941	56,611

	$20,700,715	$22,577,861	$24,497,060	$826,487

TOTAL COMPREHENSIVE INCOME
FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company	$19,659,081	$13,956,976	$18,524,067	$624,969
Non-controlling interests	894,087	661,626	1,335,060	45,043

	$20,553,168	$14,618,602	$19,859,127	$670,012

EARNINGS PER SHARE (Note 26)
Basic	$2.58	$2.78	$2.80	$0.09
Diluted	$2.48	$2.33	$2.60	$0.09

EARNINGS PER AMERICAN
DEPOSITARY SHARE (“ADS”)
Basic	$12.89	$13.91	$13.98	$0.47
Diluted	$12.38	$11.64	$12.98	$0.44

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in Thousands)

	Equity Attributable to Owners of the Company
								Other Equity
	Share Capital			Retained Earnings				Exchange Differences on	Unrealized Gain (Loss) on
	Shares (In Thousands)	Amounts	Capital Surplus	Legal Reserve	Special Reserve	Unappropriated Earnings	Total	Translating Foreign Operations	Available-for- sale Financial Assets	Total	Treasury Shares	Total	Non-controlling Interests	Total Equity

BALANCE AT JANUARY 1, 2015	7,861,725	$78,715,179	$16,013,980	$10,289,878	$3,353,938	$36,000,026	$49,643,842	$4,540,862	$526,778	$5,067,640	$(1,959,107)	$147,481,534	$8,209,860	$155,691,394

Equity component of convertible bonds issued by the Company (Note 20)	-	-	214,022	-	-	-	-	-	-	-	-	214,022	-	214,022

Appropriation of 2014 earnings
Legal reserve	-	-	-	2,359,267	-	(2,359,267)	-	-	-	-	-	-	-	-
Cash dividends distributed by the Company	-	-	-	-	-	(15,589,825)	(15,589,825)	-	-	-	-	(15,589,825)	-	(15,589,825)

	-	-	-	2,359,267	-	(17,949,092)	(15,589,825)	-	-	-	-	(15,589,825)	-	(15,589,825)

Change from investments in associates and joint ventures accounted for using the equity method	-	-	150	-	-	-	-	-	-	-	-	150	-	150

Net profit for the year ended December 31, 2015	-	-	-	-	-	19,732,148	19,732,148	-	-	-	-	19,732,148	968,567	20,700,715

Other comprehensive income (loss) for the year ended December 31, 2015, net of income tax	-	-	-	-	-	(86,217)	(86,217)	(48,191)	61,341	13,150	-	(73,067)	(74,480)	(147,547)

Total comprehensive income (loss) for the year ended December 31, 2015	-	-	-	-	-	19,645,931	19,645,931	(48,191)	61,341	13,150	-	19,659,081	894,087	20,553,168

Acquisition of treasury shares	-	-	-	-	-	-	-	-	-	-	(5,333,406)	(5,333,406)	-	(5,333,406)

Issue of dividends received by subsidiaries from the Company	-	-	292,351	-	-	-	-	-	-	-	-	292,351	-	292,351

Partial disposal of interests in subsidiaries and additional acquisition of
majority-owned subsidiaries (Note 30)	-	-	7,197,510	-	-	-	-	-	-	-	-	7,197,510	1,712,836	8,910,346

Changes in percentage of ownership interest in subsidiaries	-	-	(563,815)	-	-	-	-	-	-	-	-	(563,815)	563,815	-

Issue of ordinary shares under employee share options (Note 27)	48,703	470,481	604,352	-	-	-	-	-	-	-	-	1,074,833	-	1,074,833

Cash dividends distributed by subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	(232,148)	(232,148)

Additional non-controlling interest arising on issue of employee share options by subsidiaries (Note 27)	-	-	-	-	-	-	-	-	-	-	-	-	344,095	344,095

BALANCE AT DECEMBER 31, 2015	7,910,428	79,185,660	23,758,550	12,649,145	3,353,938	37,696,865	53,699,948	4,492,671	588,119	5,080,790	(7,292,513)	154,432,435	11,492,545	165,924,980

Appropriation of 2015 earnings
Legal reserve	-	-	-	1,947,887	-	(1,947,887)	-	-	-	-	-	-	-	-
Cash dividends distributed by the Company	-	-	-	-	-	(12,476,779)	(12,476,779)	-	-	-	-	(12,476,779)	-	(12,476,779)

	-	-	-	1,947,887	-	(14,424,666)	(12,476,779)	-	-	-	-	(12,476,779)	-	(12,476,779)

Change from investments in associates and joint ventures accounted for using the equity method	-	-	51,959	-	-	-	-	-	43,536	43,536	-	95,495	-	95,495

Net profit for the year ended December 31,2016
(After retrospectively adjusted) (Notes 13 and 28)	-	-	-	-	-	21,324,423	21,324,423	-	-	-	-	21,324,423	1,253,438	22,577,861

Other comprehensive loss for the year ended December 31, 2016, net of income tax	-	-	-	-	-	(402,184)	(402,184)	(6,136,294)	(828,969)	(6,965,263)	-	(7,367,447)	(591,812)	(7,959,259)

Total comprehensive income (loss) for the year ended December 31, 2016
(After retrospectively adjusted)	-	-	-	-	-	20,922,239	20,922,239	(6,136,294)	(828,969)	(6,965,263)	-	13,956,976	661,626	14,618,602

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in Thousands)

	Equity Attributable to Owners of the Company
								Other Equity
	Share Capital			Retained Earnings				Exchange Differences on	Unrealized Gain (Loss) on
	Shares (In Thousands)	Amounts	Capital Surplus	Legal Reserve	Special Reserve	Unappropriated Earnings	Total	Translating Foreign Operations	Available-for-sale Financial Assets	Total	Treasury Shares	Total	Non-controlling Interests	Total Equity

Issue of dividends received by subsidiaries from the Company	-	$-	$233,013	$-	$-	$-	$-	$-	$-	$-	$-	$233,013	$-	$233,013

Partial disposal of interests in subsidiaries and additional acquisition of majority-owned subsidiaries (Note 30)	-	-	(20,552)	-	-	(5,884)	(5,884)	-	-	-	-	(26,436)	26,436	-

Changes in percentage of ownership interest in subsidiaries (Note 30)	-	-	(1,912,887)	-	-	-	-	-	-	-	-	(1,912,887)	(912,886)	(2,825,773)

Issue of ordinary shares under employee share options (Note 27)	35,756	382,380	600,737	-	-	-	-	-	-	-	-	983,117	-	983,117

Non-controlling interests arising from acquisition of subsidiaries
(After retrospectively adjusted) (Note 28)	-	-	-	-	-	-	-	-	-	-	-	-	42,857	42,857

Cash dividends distributed by subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	(237,850)	(237,850)

Additional non-controlling interest arising on issue of employee share
options by subsidiaries (Note 27)	-	-	(444,320)	-	-	-	-	-	-	-	-	(444,320)	927,823	483,503

BALANCE AT DECEMBER 31, 2016
(After retrospectively adjusted) (Notes 13 and 28)	7,946,184	79,568,040	22,266,500	14,597,032	3,353,938	44,188,554	62,139,524	(1,643,623)	(197,314)	(1,840,937)	(7,292,513)	154,840,614	12,000,551	166,841,165

Appropriation of 2016 earnings
Legal reserve	-	-	-	2,168,034	-	(2,168,034)	-	-	-	-	-	-	-	-
Cash dividends distributed by the Company	-	-	-	-	-	(11,415,198)	(11,415,198)	-	-	-	-	(11,415,198)	-	(11,415,198)

	-	-	-	2,168,034	-	(13,583,232)	(11,415,198)	-	-	-	-	(11,415,198)	-	(11,415,198)

Change from investments in associates and joint ventures accounted for
using the equity method	-	-	1,490	-	-	-	-	-	-	-	-	1,490	-	1,490

Net profit for the year ended December 31,2017	-	-	-	-	-	22,819,119	22,819,119	-	-	-	-	22,819,119	1,677,941	24,497,060

Other comprehensive income (loss) for the year ended December 31, 2017, net of income tax	-	-	-	-	-	175,100	175,100	(5,090,036)	619,884	(4,470,152)	-	(4,295,052)	(342,881)	(4,637,933)

Total comprehensive income (loss) for the year ended December 31, 2017	-	-	-	-	-	22,994,219	22,994,219	(5,090,036)	619,884	(4,470,152)	-	18,524,067	1,335,060	19,859,127

Issue of ordinary shares for capital increase by cash (Note 23)	300,000	3,000,000	7,290,000	-	-	-	-	-	-	-	-	10,290,000	-	10,290,000

Issue of ordinary shares under conversion of bonds (Notes 20 and 23)	424,258	4,242,577	9,657,905	-	-	-	-	-	-	-	-	13,900,482	-	13,900,482

Issue of dividends received by subsidiaries from the Company	-	-	200,977	-	-	-	-	-	-	-	-	200,977	-	200,977

Changes in percentage of ownership interest in subsidiaries (Note 30)	-	-	3,055	-	-	-	-	-	-	-	-	3,055	(3,055)	-

Issue of ordinary shares under employee share options (Note 27)	67,637	570,170	1,256,789	-	-	-	-	-	-	-	-	1,826,959	(159,200)	1,667,759

Cash dividends distributed by subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	(246,440)	(246,440)

Additional non-controlling interest arising on issue of employee share
options by subsidiaries (Note 27)	-	-	(52,388)	-	-	-	-	-	-	-	-	(52,388)	263,213	210,825

BALANCE AT DECEMBER 31, 2017	8,738,079	$87,380,787	$40,624,328	$16,765,066	$3,353,938	$53,599,541	$73,718,545	$(6,733,659)	$422,570	$(6,311,089)	$(7,292,513)	$188,120,058	$13,190,129	$201,310,187

US DOLLARS (Note 4)
BALANCE AT DECEMBER 31, 2017	8,738,079	$2,948,070	$1,370,591	$565,623	$113,156	$1,808,352	$2,487,131	$(227,182)	$14,257	$(212,925)	$(246,036)	$6,346,831	$445,011	$6,791,842

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Thousands)

	For the Years Ended December 31
		2016
	2015	(Retrospectively Adjusted)	2017
	NT$	NT$	NT$	US$ (Note 4)

CASH FLOWS FROM OPERATING
ACTIVITIES
Profit before income tax	$25,011,788	$27,968,705	$31,020,663	$1,046,581
Adjustments for:
Depreciation expense	28,938,770	28,961,614	28,747,518	969,890
Amortization expense	579,894	508,823	457,666	15,441
Net loss (gain) on fair value change of
financial assets and liabilities at fair value
through profit or loss	(2,472,835)	(447,559)	2,783,902	93,924
Finance costs	2,312,143	2,261,075	1,799,494	60,712
Interest income	(242,084)	(230,067)	(306,871)	(10,353)
Dividend income	(396,973)	(26,411)	(59,039)	(1,992)

Compensation cost of employee share options	133,496	470,788	438,765	14,803

Share of profit of associates and joint ventures	(126,265)	(1,503,910)	(525,782)	(17,739)
Loss (gain) on disposal of property,
plant and equipment	126,132	131,044	(348,070)	(11,743)
Impairment loss recognized on
financial assets	8,232	91,886	77,101	2,601
Reversal of impairment loss on
financial assets	-	(28,022)	-	-
Impairment loss recognized on non-
financial assets	610,140	1,340,011	1,113,499	37,568
Gain on disposal of subsidiaries	-	-	(5,589,457)	(188,578)
Net loss (gain) on foreign currency exchange	1,358,777	(407,160)	(2,356,480)	(79,503)
Others	1,242,110	900,378	1,172,005	39,541
Changes in operating assets and
liabilities
Financial assets held for trading	4,162,522	1,052,111	(226,049)	(7,626)
Trade receivables	7,982,736	(6,184,873)	(4,066,374)	(137,192)
Other receivables	55,112	(211,755)	(330,491)	(11,150)
Inventories	(5,128,726)	3,156,759	(2,907,848)	(98,106)
Other current assets	407,017	(24,517)	(781,477)	(26,366)
Financial liabilities held for trading	(1,725,606)	(2,952,116)	(3,874,662)	(130,724)
Trade payables	(1,272,717)	1,665,420	4,753,270	160,367
Other payables	(814,809)	1,380,205	685,398	23,124
Other current liabilities	2,545,312	(2,347,599)	211,145	7,124
Other operating activities items	(247,024)	(407,143)	27,538	929
Cash generated from operations	63,047,142	55,117,687	51,915,364	1,751,533
Interest received	253,289	228,509	236,746	7,987
Dividend received	499,918	4,043,644	1,929,218	65,088
Interest paid	(2,067,955)	(2,043,870)	(1,666,759)	(56,234)
Income tax paid	(4,184,089)	(5,238,103)	(4,983,769)	(168,144)

Net cash generated from operating
activities	57,548,305	52,107,867	47,430,800	1,600,230

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Thousands)

	For the Years Ended December 31
		2016
	2015	(Retrospectively Adjusted)	2017
	NT$	NT$	NT$	US$ (Note 4)

CASH FLOWS FROM INVESTING
ACTIVITIES
Purchase of financial assets designated
as at fair value through profit or loss	$(100,842,813)	$(64,853,336)	$(61,308,095)	$(2,068,424)
Proceeds on sale of financial assets designated as at fair value through profit or loss	102,139,161	66,472,870	61,601,865	2,078,335
Purchase of available-for-sale financial
assets	(1,273,510)	(1,590,928)	(902,648)	(30,454)
Proceeds on sale of available-for-sale
financial assets	2,761,145	867,336	1,121,517	37,838
Cash received from return of capital by
available-for-sale financial assets	44,511	28,927	16,175	546

Acquisition of associates and joint ventures	(35,673,097)	(16,041,463)	-	-

Net cash outflow on acquisition of subsidiaries	-	(73,437)	-	-
Net cash inflow from disposal of subsidiaries	-	-	7,020,883	236,872
Payments for property, plant and equipment	(30,280,124)	(26,714,163)	(24,699,240)	(833,308)
Proceeds from disposal of property, plant
and equipment	243,031	670,200	1,488,210	50,210
Payments for intangible assets	(491,135)	(513,893)	(337,984)	(11,403)
Proceeds from disposal of intangible assets	-	25,646	34,690	1,170
Payments for investment properties	-	-	(186,522)	(6,293)
Decrease (increase) in other financial assets	358,266	(1,231,186)	236,227	7,970
Increase in other non-current assets	(336,864)	(206,031)	(171,320)	(5,780)

Net cash used in investing activities	(63,351,429)	(43,159,458)	(16,086,242)	(542,721)

CASH FLOWS FROM FINANCING
ACTIVITIES
Net repayment of short-term borrowings	(8,532,792)	(10,640,229)	(2,038,993)	(68,792)
Net proceeds from (repayment of)
short-term bills payable	4,348,054	(4,348,054)	-	-
Proceeds from issue of bonds	6,136,425	9,000,000	8,000,000	269,906
Repayment of bonds payable	-	(10,365,135)	(9,123,972)	(307,826)
Proceeds from long-term borrowings	39,887,570	62,282,917	35,394,158	1,194,135
Repayment of long-term borrowings	(22,926,660)	(52,924,902)	(51,867,539)	(1,749,917)
Dividends paid	(15,297,474)	(12,243,766)	(11,214,221)	(378,348)
Proceeds from issue of ordinary shares	-	-	10,290,000	347,166
Proceeds from exercise of employee
share options	1,285,102	995,832	1,439,819	48,577
Payments for acquisition of treasury shares	(5,333,406)	-	-	-
Proceeds from partial disposal of interests in subsidiaries	8,910,346	-	-	-
Decrease in non-controlling interests	(232,148)	(3,063,623)	(246,440)	(8,314)
Other financing activities items	391,322	219,940	43,761	1,476

Net cash generated from (used in) financing activities	8,636,339	(21,087,020)	(19,323,427)	(651,937)

EFFECTS OF EXCHANGE RATE
CHANGES ON THE BALANCE OF
CASH AND CASH EQUIVALENTS
HELD IN FOREIGN CURRENCY	$723,556	$(4,720,046)	$(4,335,589)	$(146,275)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,556,771	(16,858,657)	7,685,542	259,297

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	51,694,410	55,251,181	38,392,524	1,295,294

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$55,251,181	$38,392,524	$46,078,066	$1,554,591

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Thousands, Unless Stated Otherwise)

1.	GENERAL INFORMATION

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

The consolidated financial statements are presented in the Company’s functional currency, New Taiwan dollar (NT$).

2.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were authorized for issue by the management on March 23, 2018.

3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD (“IASB”) ( collectively, “IFRSs”)

a.	Amendments to IFRSs that are mandatorily effective for the current year

In the current year, the Group has applied the following new, revised or amended standards and interpretations that have been issued and effective:

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note 1)

Amendments to IFRSs	Annual Improvements to IFRSs: 2014-2016 Cycle	Note 2
Amendments to IAS 7	Disclosure Initiative	January 1, 2017
Amendments to IAS 12	Recognition of Deferred Tax Assets for Unrealized Losses	January 1, 2017

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

Except the adoption of Amendments to IAS 7 which can be referred to Note 34e, the Group believes that the adoption of the aforementioned new, revised or amended standards and interpretations did not have a material effect on the Group’s accounting policies.

b.	New, revised or amended standards and interpretations in issue but not yet effective

The Group has not applied the following new, revised or amended standards and interpretations that have been issued but are not yet effective:

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note 1)

Amendments to IFRSs	Annual Improvements to IFRSs 2015-2017 Cycle	January 1, 2019
Amendments to IFRS 2	Classification and Measurement of Share-based Payment Transactions	January 1, 2018
IFRS 9	Financial Instruments	January 1, 2018
Amendments to IFRS 9 and IFRS 7	Mandatory Effective Date of IFRS 9 and Transition Disclosures	January 1, 2018
Amendments to IFRS 9	Prepayment Features with Negative Compensation	January 1, 2019
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined by IASB
IFRS 15	Revenue from Contracts with Customers	January 1, 2018
Amendments to IFRS 15	Clarifications to IFRS15 Revenue from Contracts with Customers	January 1, 2018
IFRS 16	Leases	January 1, 2019
Amendments to IAS 19	Plan Amendment, Curtailment or Settlement	January 1, 2019 (Note 2)
Amendments to IAS 40	Transfers of investment property	January 1, 2018
IFRIC 22	Foreign Currency Transactions and Advance Consideration	January 1, 2018
Amendments to IAS 28	Long-term Interests in Associate and Joint Venture	January 1, 2019
IFRIC 23	Uncertainty over Income Tax Treatments	January 1, 2019

Note 1 :    The aforementioned new, revised or amended standards and interpretations are effective for annual period beginning on or after the effective dates, unless specified otherwise.

Note 2 :    The Group shall apply these amendments to plan amendments, curtailments or settlements occurring on or after January 1, 2019.

c.	Significant changes in accounting policy resulted from new, revised and amended standards and interpretations in issue but not yet effective

Except for the following, the Group believes that the adoption of the aforementioned new, revised or amended standards and interpretations will not have a material effect on the Group’s accounting policies. As of the date that the accompanying consolidated financial statements were authorized for issue, the Group continues in evaluating the impact on its financial position and financial performance as a result of the initial adoption of the below standards and interpretations. The related impact will be disclosed when the Group completes the evaluation.

1)	IFRS 9 “Financial Instruments” and related amendments

Classification, measurement and impairment of financial assets

With regards to financial assets, all recognized financial assets that are within the scope of IAS 39 “Financial Instruments: Recognition and Measurement” are subsequently measured at amortized cost or fair value. Under IFRS 9, the requirement for the classification of financial assets is stated below:

For the Group’s debt instruments that have contractual cash flows that are solely payments of principal and interest on the principal amount outstanding, their classification and measurement are as follows:

a)	For debt instruments, if they are held within a business model whose objective is to collect the contractual cash flows, the financial assets are measured at amortized cost and are assessed for impairment continuously with any impairment loss recognized in profit or loss. Interest revenue is recognized in profit or loss by using the effective interest method;

b)	For debt instruments, if they are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, the financial assets are measured at fair value through other comprehensive income (FVTOCI) and are assessed for impairment. Interest revenue is recognized in profit or loss by using the effective interest method, and other gains or losses shall be recognized in other comprehensive income, except for impairment gains or losses and foreign exchange gains and losses. When the debt instruments are derecognized or reclassified, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss.

Except for above, all other financial assets are measured at fair value through profit or loss. However, the Group may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in profit or loss. No subsequent impairment assessment is required, and the cumulative gain or loss previously recognized in other comprehensive income cannot be reclassified from equity to profit or loss.

The Group analyzed the facts and circumstances of its financial assets that exist at December 31, 2017 and performed the assessment of the impact of IFRS 9 on the classification and measurement of financial assets. Under IFRS 9:

a)	Unquoted shares and limited partnership classified as available-for-sale will be designated as at fair value through other comprehensive income and the fair value gains or losses accumulated in other equity will be transferred directly to retained earnings instead of being reclassified to profit or loss on disposal. Impairment losses previously recognized and accumulated in retained earnings will be adjusted by the Group to record an increase in retained earnings and a decrease in other equity, unrealized gains or losses on financial assets at fair value through other comprehensive income, since no subsequent impairment assessment is required under IFRS 9;

b)	Quoted shares classified as available-for-sale will be classified as at fair value through profit or loss under IFRS 9. Open-end mutual funds classified as available-for-sale will be classified as at fair value through profit or loss under IFRS 9 because the contractual cash flows are not solely payments of principal and interest on the principal outstanding and they are not equity instruments. The Group will reclassify unrealized gains or losses on available-for-sale financial assets in other equity to retained earnings;

c)	Time deposits with original maturity of over three months, pledged time deposits and guarantee deposits will be classified as measured at amortized cost under IFRS 9 because, on initial recognition, the contractual cash flows that are solely payments of principal and interest on the principal outstanding and these investments are held within a business model whose objective is to collect the contractual cash flows; and

d)	Debt investments with no active market will be classified as at fair value through other comprehensive income under IFRS 9, because, on initial recognition, the contractual cash flows that are solely payments of principal and interest on the principal outstanding and these investments are held within a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets. The Group will adjust those debt investments and other equity, unrealized gains or losses on financial assets at fair value through other comprehensive income, based on their fair value;

IFRS 9 requires that impairment loss on financial assets to be recognized by using the “Expected Credit Losses Model”. A loss allowance is required for financial assets measured at amortized cost, investments in debt instruments measured at FVTOCI, lease receivables, contract assets arising from IFRS 15 “Revenue from Contracts with Customers”, certain written loan commitments and financial guarantee contracts. A loss allowance for the 12-month expected credit losses is required for a financial asset if its credit risk has not increased significantly since initial recognition. A loss allowance for full-lifetime expected credit losses is required for a financial asset if its credit risk has increased significantly since initial recognition and is not low. However, a loss allowance for full-lifetime expected credit losses is required for trade receivables that do not constitute a financing transaction.

For purchased or originated credit-impaired financial assets, the Group takes into account the expected credit losses on initial recognition in calculating the credit-adjusted effective interest rate. Subsequently, any changes in expected losses are recognized as a loss allowance with a corresponding gain or loss recognized in profit or loss.

In general, the Group anticipates that the application of the expected credit losses model of IFRS 9 will result in an earlier recognition of credit losses for financial assets.

The Group elects not to restate prior reporting periods when applying the requirements for the classification, measurement and impairment of financial assets under IFRS 9 with the cumulative effect of the initial application recognized at the date of initial application and will provide the disclosures related to the classification and the adjustment information upon initial application of IFRS 9.

The anticipated impact on assets, liabilities and equity of retrospective application of the requirements for the classification, measurement and impairment of financial assets on January 1, 2018 is set out below:

	Carrying Amount as of December 31, 2017	Adjustments Arising from Initial Application	Adjusted Carrying Amount as of January 1, 2018
	NT$	NT$	NT$
Impact on assets, liabilities and equity

Financial assets at fair value through profit or loss - current	$5,223,067	$89,159	$5,312,226
Available-for-sale financial assets - current	89,159	(89,159)	-
Investments accounted for using the equity method	48,753,751	(2,586)	48,751,165

(Continued)

	Carrying Amount as of December 31, 2017	Adjustments Arising from Initial Application	Adjusted Carrying Amount as of January 1, 2018
	NT$	NT$	NT$

Financial assets at fair value through profit or loss - non-current	$-	$214,457	$214,457
Financial assets at fair value through other comprehensive income - non-current	-	1,988,549	1,988,549
Available-for-sale financial assets - non-current	1,123,006	(1,123,006)	-
Other financial assets－non-current	1,170,500	(1,000,000)	170,500

Total effect on assets	$56,359,483	$77,414	$56,436,897

Retained earnings	$73,718,545	$364,467	$74,083,012
Unrealized gain on equity investments at fair value through other comprehensive income	-	55,517	55,517
Unrealized gain on available-for-sale financial assets	422,570	(422,570)	-
Unrealized gain on debt investments at fair value through other comprehensive income	-	80,000	80,000

Total effect on equity	$74,141,115	$77,414	$74,218,529

(Concluded)

	Carrying Amount as of December 31, 2017	Adjustments Arising from Initial Application	Adjusted Carrying Amount as of January 1, 2018
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)
Impact on assets, liabilities and equity

Financial assets at fair value through profit or loss - current	$176,217	$3,008	$179,225
Available-for-sale financial assets - current	3,008	(3,008)	-
Investments accounted for using the equity method	1,644,863	(87)	1,644,776
Financial assets at fair value through profit or loss - non-current	-	7,235	7,235
Financial assets at fair value through other comprehensive income - non-current	-	67,090	67,090
Available-for-sale financial assets - non-current	37,888	(37,888)	-
Other financial assets－non-current	39,491	(33,738)	5,753

Total effect on assets	$1,901,467	$2,612	$1,904,079

(Continued)

	Carrying Amount as of December 31, 2017	Adjustments Arising from Initial Application	Adjusted Carrying Amount as of January 1, 2018
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Retained earnings	$2,487,131	$12,297	$2,499,428
Unrealized gain on equity investments at fair value through other comprehensive income	-	1,873	1,873
Unrealized gain on available-for-sale financial assets	14,257	(14,257)	-
Unrealized gain on debt investments at fair value through other comprehensive income	-	2,699	2,699

Total effect on equity	$2,501,388	$2,612	$2,504,000

(Concluded)

Hedge accounting

The main changes in hedge accounting amended the application requirements for hedge accounting to better reflect the entity’s risk management activities. Compared with IAS 39, the main changes include: (1) enhancing types of transactions eligible for hedge accounting, specifically broadening the risk eligible for hedge accounting of non-financial items; (2) changing the way hedging cost of derivative instruments are accounted for to reduce profit or loss volatility; and (3) replacing retrospective effectiveness assessment with the principle of economic relationship between the hedging instrument and the hedged item.

The assessment of the Group’s current hedging relationships indicates that they will qualify as continuing hedging relationships upon application of IFRS 9.

2)	IFRS 15 “Revenue from Contracts with Customers” and related amendments

IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers, and will supersede IAS 18 “Revenue”, IAS 11 “Construction Contracts” and a number of revenue-related interpretations.

When applying IFRS 15, the Group recognizes revenue by applying the following steps:

—	Identify the contract with the customer;

—	Identify the performance obligations in the contract;

—	Determine the transaction price;

—	Allocate the transaction price to the performance obligations in the contracts; and

—	Recognize revenue when the Group satisfies a performance obligation.

The Group packages bare semiconductors into finished semiconductors and provides testing services according to customers’ agreed specifications. The Group’s aforementioned performances enhance semiconductors that customers control as semiconductors are enhanced; therefore the revenue generated from packaging and testing service will be recognized over time after the application of IFRS 15. Before the application of IFRS 15, the Group recognizes revenue when the significant risks and rewards of ownership of inventories have been transferred to customers.

The Group elects to retrospectively apply IFRS 15 to contracts that are not complete on January 1, 2018 and recognize the cumulative effect of retrospectively applying IFRS 15 in the retained earnings on January 1, 2018. In addition, the Group will disclose the difference between the amount that results from applying IFRS 15 and the amount that results from applying current standards for 2018.

The anticipated impact on assets, liabilities and equity when retrospectively applying IFRS 15 on January 1, 2018 is detailed below:

	Carrying Amount as of December 31, 2017	Adjustments Arising from Initial Application	Adjusted Carrying Amount as of January 1, 2018
	NT$	NT$	NT$

Inventories	$24,260,911	$(1,381,778)	$22,879,133
Contract assets - current	-	1,971,107	1,971,107
Investments accounted for using the equity method	48,753,751	40,139	48,793,890
Deferred tax assets	4,001,821	(7,287)	3,994,534

Total effect on assets	$77,016,483	$622,181	$77,638,664

Current tax liabilities	$7,619,328	$5,078	$7,624,406
Deferred tax liabilities	4,961,487	90,071	5,051,558

Total effect on liabilities	$12,580,815	$95,149	$12,675,964

Retained earnings	$73,718,545	$521,849	$74,240,394
Non-controlling interests	13,190,129	5,183	13,195,312

Total effect on equity	$86,908,674	$527,032	$87,435,706

	Carrying Amount as of December 31, 2017	Adjustments Arising from Initial Application	Adjusted Carrying Amount as of January 1, 2018
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Inventories	$818,519	$(46,619)	$771,900
Contract assets - current	-	66,502	66,502
Investments accounted for using the equity method	1,644,863	1,354	1,646,217
Deferred tax assets	135,014	(246)	134,768

Total effect on assets	$2,598,396	$20,991	$2,619,387

Current tax liabilities	$257,062	$171	$257,233
Deferred tax liabilities	167,392	3,039	170,431

Total effect on liabilities	$424,454	$3,210	$427,664

(Continued)

	Carrying Amount as of December 31, 2017	Adjustments Arising from Initial Application	Adjusted Carrying Amount as of January 1, 2018
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Retained earnings	$2,487,131	$17,606	$2,504,737
Non-controlling interests	445,011	175	445,186

Total effect on equity	$2,932,142	$17,781	$2,949,923

(Concluded)

3)	IFRS 16 “Leases”

IFRS 16 sets out the accounting standards for leases that will supersede IAS 17 and a number of related interpretations.

Under IFRS 16, if the Group is a lessee, it shall recognize right-of-use assets and lease liabilities for all leases on the consolidated balance sheets except for low-value and short-term leases. The Group may elect to apply the accounting method similar to the accounting for operating lease under IAS 17 to low-value and short-term leases. On the consolidated statements of comprehensive income, the Group should present the depreciation expense charged on the right-of-use asset separately from the interest expense accrued on the lease liabilities; interest is computed by using effective interest method. On the consolidated statements of cash flows, cash payments for the principal portion of the lease liabilities are classified within financing activities; cash payments for the interest portion are classified within operating activities.

The application of IFRS 16 is not expected to have a material impact on the accounting of the Group as lessor.

When IFRS 16 becomes effective, the Group may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of the initial application of this Standard recognized at the date of initial application.

4)	Amendments to IAS 19 “Plan Amendment, Curtailment or Settlement ”

The amendments stipulate that, if a plan amendment, curtailment or settlement occurs, the current service cost and the net interest for the remainder of the annual reporting period are determined using the actuarial assumptions used for the remeasurement of the net defined benefit liabilities (assets). In addition, the amendments clarify the effect of a plan amendment, curtailment or settlement on the requirements regarding the asset ceiling. The amendment shall be applied prospectively.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Statement of Compliance

The consolidated financial statements have been prepared in accordance with IFRSs as issued by the IASB.

b.	Basis of Preparation

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments that are measured at fair value and net defined benefit liabilities which are measured at the present value of the defined benefit obligation less the fair value of plan assets.

The fair value measurements are grouped into Levels 1 to 3 based on the degree to which the fair value measurement inputs are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

1)	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;

2)	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for an asset or a liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

3)	Level 3 inputs are unobservable inputs for an asset or a liability.

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

1)	Principles for preparing consolidated financial statements

The consolidated financial statements incorporate the financial statements of the Company and the entities controlled by the Company (i.e. its subsidiaries, including structured entities).

Income and expenses of subsidiaries acquired or disposed of during the period are included in the consolidated statement of profit or loss and other comprehensive income from the effective dates of acquisitions up to the effective dates of disposals, as appropriate.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by the Company.

All intra-group transactions, balances, income and expenses are eliminated in full upon consolidation. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the interests of the Group and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the owners of the Company.

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

2)	Subsidiaries included in consolidated financial statements were as follows:

		Establishment and	Percentage of Ownership (%) December 31
Name of Investee	Main Businesses	Operating Location	2016	2017

A.S.E. Holding Limited	Holding company	Bermuda	100.0	100.0
J & R Holding Limited (“J&R Holding”)	Holding company	Bermuda	100.0	100.0
Innosource Limited	Holding company	British Virgin Islands	100.0	100.0
Omniquest Industrial Limited	Holding company	British Virgin Islands	100.0	100.0
ASE Marketing & Service Japan Co., Ltd.	Engaged in marketing and sales services	Japan	100.0	100.0
ASE Test, Inc.	Engaged in the testing of semiconductors	Kaohsiung, ROC	100.0	100.0
USI Inc. (“USIINC”)	Engaged in investing activity	Nantou, ROC	99.2	99.2
Luchu Development Corporation (“Luchu”)	Engaged in the development of real estate properties	Taipei, ROC	86.1	86.1
TLJ Intertech Inc. (“TLJ”)	Engaged in information software services	Taipei, ROC	60.0	60.0
Alto Enterprises Limited	Holding company	British Virgin Islands	100.0	100.0
Super Zone Holdings Limited	Holding company	Hong Kong	100.0	100.0
ASE (Kun Shan) Inc.	Engaged in the packaging and testing of semiconductors	Kun Shan, China	100.0	100.0
ASE Investment (Kun Shan) Limited	Holding company	Kun Shan, China	100.0	100.0
Advanced Semiconductor Engineering (China) Ltd.	Will engage in the packaging and testing of semiconductors	Shanghai, China	100.0	100.0
ASE Investment (Labuan) Inc.	Holding company	Malaysia	100.0	100.0
ASE Test Limited (“ASE Test”)	Holding company	Singapore	100.0	100.0
ASE (Korea) Inc. (“ASE Korea”)	Engaged in the packaging and testing of semiconductors	Korea	100.0	100.0
J&R Industrial Inc.	Engaged in leasing equipment and investing activity	Kaohsiung, ROC	100.0	100.0
ASE Japan Co., Ltd. (“ASE Japan”)	Engaged in the packaging and testing of semiconductors	Japan	100.0	100.0
ASE (U.S.) Inc.	After-sales service and sales support	U.S.A.	100.0	100.0
Global Advanced Packaging Technology Limited	Holding company	British Cayman Islands	100.0	100.0

(Continued)

		Establishment and	Percentage of Ownership (%) December 31
Name of Investee	Main Businesses	Operating Location	2016	2017

ASE WeiHai Inc.	Engaged in the packaging and testing of semiconductors	Shandong, China	100.0	100.0
Suzhou ASEN Semiconductors Co., Ltd. (“ASEN”)	Engaged in the packaging and testing of semiconductors	Suzhou, China	60.0	60.0
Anstock Limited	Engaged in financing activity	British Cayman Islands	100.0	100.0
Anstock II Limited	Engaged in financing activity	British Cayman Islands	100.0	100.0
ASE Module (Shanghai) Inc.	Absorbed by ASE (Shanghai) Inc. in February 2017	Shanghai, China	100.0	-
ASE (Shanghai) Inc.	Engaged in the production of substrates	Shanghai, China	100.0	100.0
ASE Corporation	Holding company	British Cayman Islands	100.0	100.0
ASE Mauritius Inc.	Holding company	Mauritius	100.0	100.0
ASE Labuan Inc.	Holding company	Malaysia	100.0	100.0
Shanghai Ding Hui Real Estate Development Co., Ltd.	Engaged in the development, construction and sale of real estate properties	Shanghai, China	100.0	100.0
Shanghai Ding Qi Property Management Co., Ltd.	Engaged in the management of real estate properties	Shanghai, China	100.0	100.0
Advanced Semiconductor Engineering (HK) Limited	Engaged in the trading of substrates	Hong Kong	100.0	100.0
Shanghai Ding Wei Real Estate Development Co., Ltd.	Engaged in the development, construction and leasing of real estate properties	Shanghai, China	100.0	100.0
Shanghai Ding Yu Real Estate Development Co., Ltd.	Engaged in the development, construction and leasing of real estate properties	Shanghai, China	100.0	100.0
Shanghai Ding Fan Department Store Co., Ltd.	Engaged in department store business	Shanghai, China	100.0	100.0
Kun Shan Ding Yue Real Estate Development Co., Ltd. (“KSDY”)	Engaged in the development, construction and leasing of real estate properties and was disposed of in June 2017 (Note 29)	Kun Shan, China	100.0	-
Kun Shan Ding Hong Real Estate Development Co., Ltd.	Engaged in the development, construction and leasing of real estate properties	Kun Shan, China	100.0	100.0
Shanghai Ding Xu Property Management Co., Ltd.	Engaged in the management of real estate properties, and was established in August 2017	Shanghai, China	-	100.0

(Continued)

		Establishment and	Percentage of Ownership (%) December 31
Name of Investee	Main Businesses	Operating Location	2016	2017

ASE Electronics Inc.	Engaged in the production of substrates	Kaohsiung, ROC	100.0	100.0
ASE Test Holdings, Ltd.	Holding company	British Cayman Islands	100.0	100.0
ASE Holdings (Singapore) Pte. Ltd.	Holding company	Singapore	100.0	100.0
ASE Singapore Pte. Ltd.	Engaged in the packaging and testing of semiconductors	Singapore	100.0	100.0
ISE Labs, Inc.	Engaged in the testing of semiconductors	U.S.A.	100.0	100.0
ASE Electronics (M) Sdn. Bhd.	Engaged in the packaging and testing of semiconductors	Malaysia	100.0	100.0
ASE Assembly & Test (Shanghai) Limited	Engaged in the packaging and testing of semiconductors	Shanghai, China	100.0	100.0
ASE Trading (Shanghai) Ltd.	Engaged in trading activity	Shanghai, China	100.0	100.0
Wuxi Tongzhi Microelectronics Co., Ltd.	Engaged in the packaging and testing of semiconductors	Wuxi, China	100.0	100.0
Huntington Holdings International Co., Ltd.	Holding company	British Virgin Islands	99.2	99.2
Unitech Holdings International Co., Ltd.	Holding company	British Virgin Islands	99.2	99.2
Real Tech Holdings Limited	Holding company	British Virgin Islands	99.2	99.2
Universal ABIT Holding Co., Ltd.	In the process of liquidation	British Cayman Islands	99.2	99.2
Rising Capital Investment Limited	Holding company	British Virgin Islands	99.2	99.2
Rise Accord Limited	Holding company	British Virgin Islands	99.2	99.2
Universal Scientific Industrial (Kunshan) Co., Ltd.	Engaged in the manufacturing and sale of computer assistance system and related peripherals	Kun Shan, China	99.2	99.2
USI Enterprise Limited (“USIE”)	Engaged in the services of investment advisory and warehousing management	Hong Kong	97.0	96.9
USISH	Engaged in the designing, manufacturing and sale of electronic components	Shanghai, China	75.9	75.8
Universal Global Technology Co., Limited	Holding company	Hong Kong	75.9	75.8
Universal Global Technology (Kunshan) Co., Ltd.	Engaged in the designing and manufacturing of electronic components	Kun Shan, China	75.9	75.8

(Continued)

		Establishment and	Percentage of Ownership (%) December 31
Name of Investee	Main Businesses	Operating Location	2016	2017

Universal Global Technology (Shanghai) Co., Ltd.	Engaged in the processing and sales of computer and communication peripherals as well as business in import and export of goods and technology	Shanghai, China	75.9	75.8
Universal Global Electronics (Shanghai) Co., Ltd.	Engaged in the sale of electronic components and telecommunications equipment	Shanghai, China	75.9	75.8
Universal Global Industrial Co., Limited	Engaged in manufacturing, trading and investing activity	Hong Kong	75.9	75.8
Universal Global Scientific Industrial Co., Ltd. (“UGTW”)	Engaged in the manufacturing of components of telecomm and cars and provision of related R&D services	Nantou, ROC	75.9	75.8
USI America Inc.	Engaged in the manufacturing and processing of motherboards and wireless network communication and provision of related technical service.	U.S.A.	75.9	75.8
Universal Scientific Industrial De Mexico S.A. De C.V.	Engaged in the assembling of motherboards and computer components	Mexico	75.9	75.8
USI Japan Co., Ltd.	Engaged in the manufacturing and sale of computer peripherals, integrated chip and other related accessories	Japan	75.9	75.8
USI Electronics (Shenzhen) Co., Ltd.	Engaged in the design, manufacturing and sale of motherboards and computer peripherals	Shenzhen, China	75.9	75.8
Universal Scientific Industrial Co., Ltd. (“USI”)	Engaged in the manufacturing, processing and sale of computers, computer peripherals and related accessories	Nantou, ROC	75.2	75.5

(Concluded)

e.	Business Combinations

Acquisitions of businesses are accounted for using the acquisition method. Acquisition-related costs are generally recognized in profit or loss as they are incurred.

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

When a business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is remeasured to its acquisition-date fair value and the resulting gain or loss, if any, is recognized in profit or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are recognized on the same basis as would be required if that interest were directly disposed of by the Group.

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

In preparing the financial statements of each individual group entity, transactions in currencies other than the entity’s functional currency (i.e. foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions.

At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Exchange differences on monetary items arising from settlement or translation are recognized in profit or loss in the period in which they arise.

Non-monetary items measured at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Exchange differences arising from the retranslation of non-monetary items are included in profit or loss for the period except for exchange differences arising from the retranslation of non-monetary items in respect of which gains and losses are recognized directly in other comprehensive income, in which cases, the exchange differences are also recognized directly in other comprehensive income.

Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rate at the date of the transaction, and are not retranslated.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group’s foreign operations are translated into New Taiwan dollars using exchange rates prevailing at each balance sheet date. Income and expense items are translated at the average exchange rates for the period. The resulting currency translation differences are recognized in other comprehensive income and accumulated in equity attributed to the owners of the Company and non-controlling interests as appropriate.

On the disposal of the Group’s entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation, all of the exchange differences accumulated in equity in respect of that operation attributable to the owners of the Company are reclassified to profit or loss.

In relation to a partial disposal of a subsidiary that does not result in the Group losing control over the subsidiary, the proportionate share of accumulated exchange differences is re-attributed to the non-controlling interests of the subsidiary and is not recognized in profit or loss. For all other partial disposals, the proportionate share of the accumulated exchange differences recognized in other comprehensive income is reclassified to profit or loss.

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

Properties in the course of construction are carried at cost, less any recognized impairment loss. Cost includes professional fees and borrowing costs eligible for capitalization. Such assets are depreciated and classified to the appropriate categories of property, plant and equipment when completed and ready for intended use.

Freehold land is not depreciated.

Depreciation of property, plant and equipment is recognized using the straight-line method. Each significant part is depreciated separately. If the lease term is shorter than the assets’ useful lives, such assets are depreciated over the lease term. The estimated useful lives, residual values and depreciation method are reviewed at each balance sheet date, with the effect of any changes in estimate accounted for on a prospective basis.

On derecognition of an item of property, plant and equipment, the difference between the sales proceeds and the carrying amount of the asset is recognized in profit or loss.

j.	Investment properties

Investment properties are properties held to earn rentals and/or for capital appreciation (including property under construction for such purposes).

Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are measured at cost less accumulated depreciation and accumulated impairment loss. Depreciation is recognized using the straight-line method.

Investment properties under construction are stated at cost less accumulated depreciation and accumulated impairment loss. Cost includes professional fees and, borrowing costs eligible for capitalization. Depreciation of these assets commences when the assets are ready for their intended use.

On derecognition of an investment property, the difference between the net disposal proceeds and the carrying amount of the asset is included in profit or loss.

k.	Goodwill

Goodwill arising from an acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment loss.

For the purposes of impairment testing, goodwill is allocated to each of the Group’s cash-generating units or groups of cash-generating units (referred to as “cash-generating units”) that is expected to benefit from the synergies of the combination.

A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired, by comparing its carrying amount, including the attributed goodwill, with its recoverable amount. However, if the goodwill allocated to a cash-generating unit was acquired in a business combination during the current annual period, that unit shall be tested for impairment before the end of the current annual period. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then pro rata to the other assets of the unit based on the carrying amount of each asset in the unit. Any impairment loss is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

l.	Other Intangible Assets

Other intangible assets with finite useful lives acquired separately are initially measured at cost and subsequently measured at cost less accumulated amortization and accumulated impairment loss. Other intangible assets are amortized based on the pattern in which the economic benefits are consumed or using the straight-line method over their estimated useful lives. The estimated useful lives, residual values, and amortization methods are reviewed at each balance sheet date, with the effect of any changes in estimate being accounted for on a prospective basis.

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

m.	Impairment of Tangible and Intangible Assets Other than Goodwill

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets, excluding goodwill, to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. When it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Corporate assets are allocated to the individual cash-generating units on a reasonable and consistent basis of allocation. The recoverable amount is the higher of fair value less costs to sell and value in use. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount, with the resulting impairment loss recognized in profit or loss.

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

i	Financial assets at fair value through profit or loss (“FVTPL”)

Financial assets are classified as at FVTPL when the financial assets are either held for trading or they are designated as at FVTPL.

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

•	Such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•	The financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and has performance evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	The contract contains one or more embedded derivatives so that the entire hybrid (combined) contract can be designated as at FVTPL.

Financial assets at FVTPL are stated at fair value with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset.

Fair value is determined in the manner described in Note 34.

ii	Available-for-sale financial assets

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

Dividends on available-for-sale equity instruments are recognized in profit or loss when the Group’s right to receive the dividends is established.

iii	Loans and receivables

Loans and receivables including cash and cash equivalents, trade receivables, other receivables and other financial assets are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the effect of discounting is immaterial.

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

For any available-for-sale equity investments, a significant or prolonged decline in the fair value of the security below its cost is considered to be objective evidence of impairment. When an available-for-sale financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the period.

In respect of available-for-sale equity securities, impairment loss previously recognized in profit or loss is not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income. In respect of available-for-sale debt securities, impairment loss is subsequently reversed through profit or loss if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss.

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

Financial liabilities at FVTPL are stated at fair value, with any gain or loss arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest or dividend paid on the financial liability. Fair value is determined in the manner described in Note 34.

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

4)	Derivative financial instruments

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. When the fair value of derivative financial instruments is positive, the derivative is recognized as a financial asset; when the fair value of derivative financial instruments is negative, the derivative is recognized as financial liabilities.

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

o.	Hedge Accounting

The Group designates certain hedging instruments as fair value hedges.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The change in the fair value of the hedging instrument and the change in the hedged item attributable to the hedged risk are recognized in profit or loss in the line item relating to the hedged item.

Hedge accounting is discontinued prospectively when the Group revokes the designated hedging relationship; when the hedging instrument expires or is sold, terminated, or exercised; or when the hedging instrument no longer meets the criteria for hedge accounting.

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

Employee share options granted to employees are measured at the fair value at the grant date. The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the Group’s best estimate of the number of options that are expected to ultimately vest, with a corresponding increase in capital surplus - employee share options and non-controlling interests. It is recognized as an expense in full at the grant date if vesting immediately.

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

A translation of the consolidated financial statements into U.S. dollars is included solely for the convenience of the readers, and has been translated from New Taiwan dollar (NT$) at the exchange rate as set forth in the statistical release by the U.S. Federal Reserve Board of the United States, which was NT$29.64 to US$1.00 as of December 31, 2017. The translation should not be construed as a representation that the NT$ amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

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

6.	CASH AND CASH EQUIVALENTS

	December 31
	2016	2017
	NT$	NT$	US$ (Note 4)

Cash on hand	$6,856	$8,404	$284
Checking accounts and demand deposits	28,823,763	39,697,319	1,339,316
Cash equivalents	9,561,905	6,372,343	214,991

	$38,392,524	$46,078,066	$1,554,591

Cash equivalents include time deposits that are of a short maturity of three months or less from the date of acquisitions, and are highly liquid, readily convertible to known amounts in cash and the risk of changes in values is insignificant. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investments or other purposes.

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2016	2017
	NT$	NT$	US$ (Note 4)

Financial assets designated as at FVTPL

Private-placement convertible bonds	$100,583	$100,496	$3,391

Financial assets held for trading

Quoted shares	$1,855,073	$4,410,732	$148,810
Open-end mutual funds	584,945	589,976	19,905
Forward exchange contracts	66,872	61,325	2,069
Swap contracts	462,339	60,538	2,042
	2,969,229	5,122,571	172,826

	$3,069,812	$5,223,067	$176,217

Financial liabilities held for trading

Swap contracts	$422,934	$652,107	$22,001
Forward exchange contracts	108,912	25,323	854
Conversion option, redemption option and put option of convertible bonds (Note 20)	1,213,890	-	-
Foreign currency option contracts	17,924	-	-

	$1,763,660	$677,430	$22,855

Private-placement convertible bonds included embedded derivative instruments which were not closely related to the host contracts and the Group designated the entire contracts as financial assets at FVTPL on initial recognition.

At each balance sheet date, the outstanding swap contracts not accounted for hedge accounting were as follows:

		Notional Amount
Currency	Maturity Period	(In Thousands)

December 31, 2016

Sell NT$/Buy US$	2017.01-2017.12	NT$59,797,499/US$1,871,000
Sell US$/Buy CNY	2017.03	US$49,904/CNY349,800
Sell US$/Buy JPY	2017.02	US$77,153/JPY8,600,000
Sell US$/Buy NT$	2017.01	US$61,000/NT$1,958,908

December 31, 2017

Sell NT$/Buy US$	2018.01-2018.12	NT$53,136,302/US$1,782,400
Sell US$/Buy CNY	2018.01	US$52,948/CNY349,800
Sell US$/Buy JPY	2018.02-2018.03	US$70,324/JPY7,870,000
Sell US$/Buy NT$	2018.01	US$217,300/NT$6,505,767

At each balance sheet date, the outstanding forward exchange contracts not accounted for hedge accounting were as follow:

Notional Amount
Currency	Maturity Period	(In Thousands)

December 31, 2016

Sell NT$/Buy US$	2017.01-2017.02	NT$2,842,330/US$90,000
Sell US$/Buy CNY	2017.01-2017.02	US$70,000/CNY484,805
Sell US$/Buy JPY	2017.01-2017.02	US$43,877/JPY5,063,820
Sell US$/Buy KRW	2017.01	US$35,000/KRW41,012,700
Sell US$/Buy MYR	2017.01-2017.02	US$19,000/MYR84,544
Sell US$/Buy NT$	2017.01-2017.03	US$190,000/NT$6,099,400
Sell US$/Buy SGD	2017.01-2017.03	US$12,900/SGD18,080
Sell US$/Buy EUR	2017.01	US$281/EUR270

December 31, 2017

Sell NT$/Buy US$	2018.01	NT$2,389,620/US$80,000
Sell US$/Buy CNY	2018.01-2018.04	US$125,000/CNY828,858
Sell US$/Buy EUR	2018.01	US$10,674/EUR9,000
Sell US$/Buy JPY	2018.01-2018.02	US$45,517/JPY5,111,101
Sell US$/Buy MYR	2018.01-2018.03	US$15,000/MYR61,859
Sell US$/Buy NT$	2018.01	US$1,000/NT$30,142
Sell US$/Buy SGD	2018.01-2018.02	US$11,300/SGD15,305

At each balance sheet date, the outstanding foreign currency option contracts not accounted for hedge accounting were as follows:

Notional Amount
Currency	Maturity Period	(In Thousands)

December 31, 2016

Buy US$ Call/CNY Put	2017.08 (Note)	US$2,000/CNY13,800
Sell US$ Put/CNY Call	2017.08 (Note)	US$1,000/CNY6,900

Note:	The contracts will be settled once a month and the counterparty has the right to early terminate the contracts, or the contracts will be early terminated or both parties will have no obligation to settle the contracts when the specific criteria are met.

8.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31
	2016	2017
	NT$	NT$	US$ (Note 4)

Unquoted ordinary shares	$553,350	$605,110	$20,415
Quoted ordinary shares	146,786	279,791	9,440
Limited partnership	273,372	246,072	8,302
Unquoted preferred shares	78,068	57,367	1,935
Open-end mutual funds	243,458	23,825	804
	1,295,034	1,212,165	40,896
Current	266,696	89,159	3,008

Non-current	$1,028,338	$1,123,006	$37,888

9.	TRADE RECEIVABLES, NET

	December 31
	2016	2017
	NT$	NT$	US$ (Note 4)

Trade receivables	$51,199,266	$55,265,607	$1,864,562
Less: Allowance for doubtful debts	53,709	64,901	2,190

Trade receivables, net	$51,145,557	$55,200,706	$1,862,372

The Group’s average credit terms were 30 to 90 days. Allowance for doubtful debts is assessed by reference to the collectability of receivables by evaluating the account aging, historical experience and current financial condition of customers.

As of December 31, 2016 and 2017, except that the Group’s five largest customers accounted for 30% and 33% of accounts receivable, respectively, the concentration of credit risk is insignificant for the remaining accounts receivable.

Aging of receivables based on the past due date

	December 31
	2016	2017
	NT$	NT$	US$ (Note 4)

Not past due	$45,959,876	$49,599,512	$1,673,398
1 to 30 days	4,467,435	4,986,491	168,235
31 to 90 days	700,122	562,200	18,968
More than 91 days	71,833	117,404	3,961

Total	$51,199,266	$55,265,607	$1,864,562

Aging of receivables that were past due but not impaired

	December 31
	2016	2017
	NT$	NT$	US$ (Note 4)

1 to 30 days	$4,449,479	$4,942,677	$166,757
31 to 90 days	596,647	378,526	12,771

Total	$5,046,126	$5,321,203	$179,528

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

Movement of the allowance for doubtful trade receivables

	Impaired Individually	Impaired Collectively	Total
	NT$	NT$	NT$

Balance at January 1, 2015	$28,305	$55,840	$84,145
Impairment losses recognized (reversed)	18,816	(10,584)	8,232
Amount written off	(7,617)	(209)	(7,826)
Effect of foreign currency exchange differences	(458)	(1,187)	(1,645)

Balance at December 31, 2015	39,046	43,860	82,906

Impairment losses reversed	(21,501)	(6,521)	(28,022)
Effect of foreign currency exchange differences	(1,092)	(83)	(1,175)

Balance at December 31, 2016	16,453	37,256	53,709

Impairment losses recognized	9,527	4,102	13,629
Amounts written off	-	(34)	(34)
Effect of foreign currency exchange differences	(850)	(1,553)	(2,403)

Balance at December 31, 2017	$25,130	$39,771	$64,901

	Impaired Individually	Impaired Collectively	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Balance at January 1, 2017	$555	$1,257	$1,812
Impairment losses recognized	322	138	460
Amounts written off	-	(1)	(1)
Effect of foreign currency exchange differences	(29)	(52)	(81)

Balance at December 31, 2017	$848	$1,342	$2,190

10.	INVENTORIES

	December 31
	2016	2017
	NT$	NT$	US$ (Note 4)

Finished goods	$6,519,465	$6,740,816	$227,423
Work in process	2,822,687	3,452,332	116,475
Raw materials	10,850,062	12,625,502	425,962
Supplies	795,093	894,196	30,168
Raw materials and supplies in transit	450,755	548,065	18,491

	$21,438,062	$24,260,911	$818,519

The cost of inventories recognized as operating costs for the years ended December 31, 2015, 2016 and 2017 were NT$233,165,722 thousand, NT$219,630,270 thousand (retrospectively adjusted) and NT$237,193,286 thousand (US$8,002,473 thousand), respectively, which included write-downs of inventories at NT$352,011 thousand, NT$451,780 thousand and NT$398,824 thousand (US$13,456 thousand), respectively.

11.	INVENTORIES RELATED TO REAL ESTATE BUSINESS

	December 31
	2016	2017
	NT$	NT$	US$ (Note 4)

Land and buildings held for sale	$263,526	$25,825	$871
Construction in progress	22,236,464	8,106,166	273,488
Land held for construction	1,687,525	1,687,525	56,934

	$24,187,515	$9,819,516	$331,293

Land and buildings held for sale located in Kun Shan Qiandeng and Shanghai Zhangjiang, China were completed and successively sold. Construction in progress is mainly located on Hutai Road in Shanghai, China and Lidu Road in Kun Shan, China. The capitalized borrowing costs for the years ended December 31, 2015, 2016 and 2017 is disclosed in Note 24.

Construction in progress located on Caobao Road in Shanghai was completed in the third quarter of 2017 and immediately leased out for the lease business. As a result, the Group reclassified those buildings and land use right under the line item of “inventories related to real estate - construction in progress” to investment properties of NT$6,971,372 thousand (US$235,201 thousand) and long-term prepayments for lease of NT$5,798,449 thousand (US$195,629 thousand), respectively. Please refer to Note 15.

As of December 31, 2016 and 2017, inventories related to real estate business of NT$12,076,154 thousand and NT$9,818,869 thousand (US$331,271 thousand), respectively, are expected to be recovered longer than twelve months.

Refer to Note 36 for the carrying amount of inventories related to real estate business that had been pledged by the Group to secure bank borrowings.

12.	OTHER FINANCIAL ASSETS

	December 31
	2016	2017
	NT$	NT$	US$ (Note 4)

Unsecured subordinate corporate bonds	$1,000,000	$1,000,000	$33,738
Time deposits with original maturity of over three months	480,736	405,520	13,682
Guarantee deposits	178,103	170,594	5,756
Pledged time deposits (Note 36)	206,530	59,456	2,006
Others (Note 36)	13,698	7,270	245
	1,879,067	1,642,840	55,427
Current	558,686	472,340	15,936

Non-current	$1,320,381	$1,170,500	$39,491

The annual interest rate of unsecured subordinate corporate bonds was both 3.50% as of December 31, 2016 and 2017.

13.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

	December 31
	2016 (Retrospectively Adjusted)	2017
	NT$	NT$	US$ (Note 4)

Investments in associates	$49,154,140	$48,267,237	$1,628,449
Investments in joint venture	670,550	486,514	16,414

	$49,824,690	$48,753,751	$1,644,863

a.	Investments in associates

1)	Investments in associates accounted for using the equity method consisted of the following:

			Carrying Amount as of December 31
			2016 (Retrospectively Adjusted)	2017
		Operating	NT$	NT$	US$
Name of Associate	Main Business	Location			(Note 4)

Material associate
Siliconware Precision Industries Co., Ltd. (“SPIL”)	Engaged in assembly, testing and turnkey services of integrated circuits	ROC	$45,898,225	$45,210,371	$1,525,316
Associates that are not individually material
Deca Technologies Inc.（”DECA”）	Holding company and the group engaged in manufacturing, development and marketing of wafer level packaging and interconnect technology	British Cayman Islands	1,813,677	1,583,124	53,412
Hung Ching Development & Construction Co. (“HC”)	Engaged in the development, construction and leasing of real estate properties	ROC	1,156,833	1,248,711	42,129
Hung Ching Kwan Co. (“HCK”)	Engaged in the leasing of real estate properties	ROC	321,120	309,630	10,447

(continued)

			Carrying Amount as of December 31
			2016 (Retrospectively Adjusted)	2017
		Operating	NT$	NT$	US$
Name of Associate	Main Business	Location			(Note 4)

Advanced Microelectronic Products Inc. (“AMPI”)	Engaged in integrated circuit	ROC	$264,434	$215,550	$7,272
			49,454,289	48,567,386	1,638,576
	Less: Deferred gain on transfer of land		300,149	300,149	10,127

			$49,154,140	$48,267,237	$1,628,449

(concluded)

2)	At each balance sheet date, the percentages of ownership held by the Group were as follows:

	December 31
	2016	2017

SPIL	33.29%	33.29%
DECA	22.07%	22.04%
HC	26.22%	26.22%
HCK	27.31%	27.31%
AMPI	38.76%	38.76%

3)	In July 2016, the Company acquired 98,490 thousand preferred shares issued by DECA at US$0.608 per share with a total consideration of NT$1,934,062 thousand (US$59,882 thousand). The percentage of ownership was 22.07% and the Company obtained significant influence over DECA. In 2017, the percentage of ownership was decreased to 22.04% since DECA’s share options were exercised. The Company’s subsidiary, ASE Test, Inc., purchased 90,000 thousand ordinary share of AMPI in a private placement with NT$225,000 thousand paid in cash in November 2016. The private-placement ordinary shares were restricted for disposal during a 3-year lock-up period. As a result, the percentage of ownership held by the Group was increased to 38.76%.

4)	The Group has successively completed the identification of the difference between the cost of the investments and the Group’s share of the net fair value of DECA and AMPI’s identifiable assets and liabilities in the second quarter and the third quarter in 2017. Therefore, the Group has retrospectively adjusted the comparative consolidated financial statements for prior periods. As of December 31, 2016, the retrospective adjustments are summarized as follows:

	After Retrospectively Adjusted	Before Retrospectively Adjusted
	NT$	NT$
Investments accounted for using the equity method

December 31, 2016
DECA	$1,813,677	$1,820,329
AMPI	$264,434	$266,085

The aforementioned retrospective adjustments are accordingly recorded as a decrease of retained earnings as of December 31, 2016.

5)	Fair values (Level 1 inputs in terms of IFRS 13) of investments in associates with available published price quotation are summarized as follows:

	December 31
	2016	2017
	NT$	NT$	US$ (Note 4)

SPIL	$49,634,805	$52,176,190	$1,760,330
HC	$1,310,829	$1,695,156	$57,191
AMPI	$307,038	$468,572	$15,809

6)	Summarized financial information in respect of the Group’s material associate

The summarized financial information below represents amounts shown in SPIL’s consolidated financial statements prepared in accordance with IFRSs and adjusted by the Group for equity method accounting purposes.

	December 31
	2016	2017
	NT$	NT$	US$ (Note 4)

Current assets	$50,451,295	$49,065,912	$1,655,395
Non-current assets	107,573,251	101,693,417	3,430,952
Current liabilities	(41,088,439)	(26,194,615)	(883,759)
Non-current liabilities	(17,518,410)	(27,213,266)	(918,126)

Equity	$99,417,697	$97,351,448	$3,284,462

Proportion of the Group’s ownership interest in SPIL	33.29%	33.29%	33.29%

Net assets attributable to the Group	$33,096,151	$32,408,297	$1,093,397
Goodwill	12,802,074	12,802,074	431,919

Carrying amount	$45,898,225	$45,210,371	$1,525,316

	For the Year Ended December 31
	2016	2017
	NT$	NT$	US$ (Note 4)

Operating revenue	$85,111,913	$83,554,385	$2,818,974
Gross profit	$15,027,247	$12,464,792	$420,540
Profit before income tax	$7,351,661	$4,347,810	$146,687

Net profit for the year	$5,484,462	$2,822,231	$95,217
Other comprehensive income (loss) for the year	(2,373,532)	579,057	19,536

Total comprehensive income for the year	$3,110,930	$3,401,288	$114,753
Cash dividends received from SPIL	$3,941,740	$1,815,275	$61,244

7)	Aggregate information of associates that are not individually material

	For the Year Ended December 31
	2015	2016	2017
	NT$	NT$	NT$	US$
				(Note 4)
The Group’s share of:
Net profit (loss) for the year	$120,749	$(139,366)	$(190,532)	$(6,428)
Other comprehensive income (loss) for the year	(2,916)	(115,650)	59,676	2,013

Total comprehensive income (loss) for the year	$117,833	$(255,016)	$(130,856)	$(4,415)

b.	Investments in joint venture

1)	The Group’s investment in a joint venture that was not individually material and accounted for using the equity method consisted of ASE Embedded Electronics Inc. (“ASEEE”). In May 2015, the Group and TDK Corporation (“TDK”) entered into an agreement to establish a joint venture to invest in ASEEE. The Group additionally participated in ASEEE’s cash capital increase with NT$146,903 thousand in September 2016. As of December 31, 2016 and 2017, the percentages of ownership were both 51%. ASEEE are located in ROC and engaged in the production of embedded substrate. According to the joint arrangement, the Group and TDK must act together to direct the relevant operating activities and, as a result, the Group does not control ASEEE. The investment in ASEEE is accounted for using the equity method.

2)	Aggregate information of the joint venture that is not individually material

	For the Year Ended December 31
	2016	2017
	NT$	NT$	US$ (Note 4)

The Group’s share of net loss and total comprehensive loss for the year	$(90,478)	$(184,366)	$(6,220)

14.	PROPERTY, PLANT AND EQUIPMENT

The carrying amounts of each class of property, plant and equipment were as follows:

	December 31
	2016	2017
	NT$	NT$	US$ (Note 4)

Land	$3,365,013	$3,258,518	$109,937
Buildings and improvements	58,028,631	58,272,864	1,966,021
Machinery and equipment	72,700,762	66,185,198	2,232,969
Other equipment	2,089,581	1,588,113	53,580
Construction in progress and machinery in transit	7,696,254	5,863,713	197,831

	$143,880,241	$135,168,406	$4,560,338

For the year ended December 31, 2015

	Land	Buildings and improvements	Machinery and equipment	Other equipment	Construction in progress and machinery in transit	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2015	$3,348,018	$86,725,254	$233,669,627	$7,182,574	$5,862,217	$336,787,690
Additions		132,584	553,496	401,417	27,193,324	28,280,821
Disposals	-	(405,040)	(8,041,933)	(232,555)	(20,711)	(8,700,239)
Reclassification	-	8,579,472	18,054,712	389,783	(26,893,158)	130,809
Effect of foreign currency exchange differences	33,282	(584,338)	(952,295)	(18,811)	256,088	(1,266,074)

Balance at December 31, 2015	$3,381,300	$94,447,932	$243,283,607	$7,722,408	$6,397,760	$355,233,007

Accumulated depreciation and impairment

Balance at January 1, 2015	$-	$30,329,544	$149,497,980	$5,365,887	$7,164	$185,200,575
Depreciation expense	-	4,790,646	23,372,408	775,716	-	28,938,770
Impairment losses recognized	-	120,424	31,116	-	106,589	258,129
Disposals	-	(308,895)	(7,838,937)	(224,509)	-	(8,372,341)
Reclassification	-	5,704	(11,920)	3,008	-	(3,208)
Effect of foreign currency exchange differences	-	(290,545)	(482,349)	(12,688)	(411)	(785,993)

Balance at December 31, 2015	$-	$34,646,878	$164,568,298	$5,907,414	$113,342	$205,235,932

For the year ended December 31, 2016

	Land	Buildings and improvements	Machinery and equipment	Other equipment	Construction in progress and machinery in transit	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2016	$3,381,300	$94,447,932	$243,283,607	$7,722,408	$6,397,760	$355,233,007
Additions	-	22,341	94,480	470,901	27,093,140	27,680,862
Disposals	-	(684,698)	(5,956,179)	(159,822)	(268,782)	(7,069,481)
Reclassification	-	5,110,102	19,661,732	691,276	(25,463,285)	(175)
Acquisitions through business combinations	-	-	-	1,159	-	1,159
Effect of foreign currency exchange differences	(16,287)	(2,637,502)	(8,882,884)	(251,261)	(45,291)	(11,833,225)

Balance at December 31, 2016	$3,365,013	$96,258,175	$248,200,756	$8,474,661	$7,713,542	$364,012,147

Accumulated depreciation and impairment

Balance at January 1, 2016	$-	$34,646,878	$164,568,298	$5,907,414	$113,342	$205,235,932
Depreciation expense	-	5,114,263	22,983,290	864,061	-	28,961,614
Impairment losses recognized	-	620	876,123	5,564	5,924	888,231
Disposals	-	(449,198)	(5,544,489)	(151,875)	(100,049)	(6,245,611)
Reclassification	-	(5,123)	9,660	(4,537)	-	-
Acquisitions through business combinations	-	-	-	824	-	824
Effect of foreign currency exchange differences	-	(1,077,896)	(7,392,888)	(236,371)	(1,929)	(8,709,084)

Balance at December 31, 2016	$-	$38,229,544	$175,499,994	$6,385,080	$17,288	$220,131,906

For the year ended December 31, 2017

	Land	Buildings and improvements	Machinery and equipment	Other equipment	Construction in progress and machinery in transit	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2017	$3,365,013	$96,258,175	$248,200,756	$8,474,661	$7,713,542	$364,012,147
Additions	-	350,434	102,301	130,659	23,094,288	23,677,682
Disposals	-	(609,294)	(8,449,949)	(763,937)	(73,248)	(9,896,428)
Reclassification	(35,965)	6,483,392	18,331,738	174,947	(25,428,464)	(474,352)
Effect of foreign currency exchange differences	(70,530)	(2,294,779)	(4,986,843)	(204,250)	557,595	(6,998,807)

Balance at December 31, 2017	$3,258,518	$100,187,928	$253,198,003	$7,812,080	$5,863,713	$370,320,242

Accumulated depreciation and impairment

Balance at January 1, 2017	$-	$38,229,544	$175,499,994	$6,385,080	$17,288	$220,131,906
Depreciation expense	-	5,156,558	22,722,307	746,422	-	28,625,287
Impairment losses recognized	-	2,310	286,880	368	-	289,558
Disposals	-	(478,903)	(7,540,654)	(720,319)	(17,288)	(8,757,164)
Reclassification	-	(210,080)	34,452	(24,117)	-	(199,745)
Effect of foreign currency exchange differences	-	(784,365)	(3,990,174)	(163,467)	-	(4,938,006)

Balance at December 31, 2017	$-	$41,915,064	$187,012,805	$6,223,967	$-	$235,151,836

	Land	Buildings and improvements	Machinery and equipment	Other equipment	Construction in progress and machinery in transit	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Cost

Balance at January 1,2017	$113,529	$3,247,577	$8,373,845	$285,920	$260,241	$12,281,112
Additions	-	11,823	3,451	4,408	779,160	798,842
Disposals	-	(20,556)	(285,086)	(25,774)	(2,471)	(333,887)
Reclassification	(1,212)	218,738	618,480	5,902	(857,911)	(16,003)
Effect of foreign currency exchange differences	(2,380)	(77,422)	(168,247)	(6,891)	18,812	(236,128)

Balance at December 31, 2017	$109,937	$3,380,160	$8,542,443	$263,565	$197,831	$12,493,936

Accumulated depreciation and impairment

Balance at January 1, 2017	$-	$1,289,796	$5,921,052	$215,421	$583	$7,426,852
Depreciation expense	-	173,973	766,610	25,183	-	965,766
Impairment losses recognized	-	78	9,679	12	-	9,769
Disposals	-	(16,157)	(254,408)	(24,302)	(583)	(295,450)
Reclassification	-	(7,088)	1,162	(814)	-	(6,740)
Effect of foreign currency exchange differences	-	(26,463)	(134,621)	(5,515)	-	(166,599)

Balance at December 31,2017	$-	$1,414,139	$6,309,474	$209,985	$-	$7,933,598

Due to the Group’s future operation plans and capacity evaluation or production demands in segment of packaging and testing, the Group believed that a portion of property, plant and equipment does not qualify for the production needs and therefore recognized an impairment loss of NT$258,129 thousand, NT$888,231 thousand and NT$289,558 thousand (US$9,769 thousand) under the line item of other operating income and expenses in the consolidated statements of comprehensive income for the years ended December 31, 2015, 2016 and 2017, respectively. The recoverable amount of the impaired property, plant and equipment is determined on the basis of its value in use and the Group expects to derive zero future cash flows from these assets.

Each class of property, plant and equipment was depreciated on a straight-line basis over the following useful lives:

Buildings and improvements
Main plant buildings	10-40 years
Cleanrooms	10-20 years
Others	3-20 years
Machinery and equipment	2-10 years
Other equipment	2-20 years

The capitalized borrowing costs for the years ended December 31, 2015, 2016 and 2017 are disclosed in Note 24.

15.	INVESTMENT PROPERTIES

	Land	Buildings and improvements	Total
	NT$	NT$	NT$

Cost

Balance at January 1, 2017	$-	$-	$-
Additions	-	186,535	186,535
Disposals	-	(342)	(342)
Transfers from inventories related to real estate business and property, plant and equipment	35,965	8,114,110	8,150,075
Effects of foreign currency exchange differences	-	106,482	106,482

Balance at December 31, 2017	$35,965	$8,406,785	$8,442,750

Accumulated depreciation and impairment

Balance at January 1, 2017	$-	$-	$-
Depreciation expenses	-	122,231	122,231
Disposals	-	(161)	(161)
Transfers from property, plant and equipment	-	199,745	199,745
Effects of foreign currency exchange differences	-	1,499	1,499

Balance at December 31, 2017	$-	$323,314	$323,314

	Land	Buildings and improvements	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Cost

Balance at January 1, 2017	$-	$-	$-
Additions	-	6,293	6,293
Disposals	-	(11)	(11)
Transfers from inventories related to real estate business and property, plant and equipment	1,213	273,755	274,968
Effects of foreign currency exchange differences	-	3,593	3,593

Balance at December 31, 2017	$1,213	$283,630	$284,843

Accumulated depreciation and impairment

Balance at January 1, 2017	$-	$-	$-
Depreciation expenses	-	4,124	4,124
Disposals	-	(5)	(5)
Transfers from property, plant and equipment	-	6,739	6,739
Effects of foreign currency exchange differences	-	50	50

Balance at December 31, 2017	$-	$10,908	$10,908

The investment properties are depreciated using the straight-line method over their estimated useful lives as follows:

Main buildings	10-40 years
Others	3-20 years

The fair value of the investment properties was approximately NT$11,560,440 thousand (US$390,028 thousand) which was measured using the market approach and the income approach based on level 3 inputs by independent professional appraisers.

Investment properties are held under freehold interests. Refer to Note 36 for the carrying amount of the investment properties that had been pledged by the Group to secure borrowings.

16.	GOODWILL

	Cost	Accumulated impairment	Carrying amount
	NT$	NT$	NT$

Balance at January 1, 2015	$12,434,411	$1,988,996	$10,445,415
Effect of foreign currency exchange differences	61,104	-	61,104

Balance at December 31, 2015	12,495,515	1,988,996	10,506,519
Acquisitions through business combinations (retrospectively adjusted) (Note 28)	15,323	-	15,323
Effect of foreign currency exchange differences	(31,533)	-	(31,533)

Balance at December 31, 2016 (retrospectively adjusted)	12,479,305	1,988,996	10,490,309
Impairment losses recognized	-	425,117	(425,117)
Effect of foreign currency exchange differences	(130,698)	-	(130,698)

Balance at December 31, 2017	$12,348,607	$2,414,113	$9,934,494

	Cost	Accumulated impairment	Carrying amount
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Balance at January 1, 2017 (retrospectively adjusted) (Note 28)	$421,029	$67,105	$353,924
Impairment losses recognized	-	14,343	(14,343)
Effect of foreign currency exchange differences	(4,409)	-	(4,409)

Balance at December 31, 2017	$416,620	$81,448	$335,172

a.	Allocating goodwill to cash-generating units

Goodwill had been allocated to the following cash-generating units for impairment testing purposes: packaging segment, testing segment, EMS segment and other segment. The carrying amount of goodwill allocated to cash-generating units was as follows:

	December 31
	2016 (Retrospectively Adjusted)	2017
Cash-generating units	NT$	NT$	US$ (Note 4)

Testing segment	$7,868,961	$7,775,581	$262,334
Others	2,621,348	2,158,913	72,838

	$10,490,309	$9,934,494	$335,172

b.	Impairment assessment

At the end of each year, the Group performs impairment assessment by reviewing the recoverable amounts based on value in use which incorporates cash flow projections covering a five-year period. The cash flows beyond that five-year period have been extrapolated using a steady 2.0% per annum growth rate. In assessing value in use, the estimated future cash flows are discounted to their present value using annual discount rates. The Group carried out a review that the recoverable amount of other segment was lower than its carrying amount since its actual growth in revenue did not meet its forecast previously made by management. The review led to the recognition of an impairment loss of NT$425,117 thousand (US$14,343 thousand) under the line item of other gains, net in the consolidated statements of comprehensive income for the year ended December 31, 2017.

The key assumptions used in the value in use calculations are growth rates for operating revenue and discount rates. Growth rates for operating revenue are based on the revenue forecast for the Group and the market as well as the Group’s historical experience. The discount rates were 8.67%- 10.71%, 9.09%- 10.49% and 8.97%- 11.29% as of December 31, 2015, 2016 and 2017, respectively.

Management believed that any reasonably possible change in the key assumptions on which recoverable amount was based would not cause the aggregate carrying amount of the cash-generating unit to exceed its aggregate recoverable amount significantly.

17.	OTHER INTANGIBLE ASSETS

The carrying amounts of each class of other intangible assets were as follows:

	December 31
	2016 (Retrospectively Adjusted)	2017
	NT$	NT$	US$ (Note 4)

Customer relationships	$194,089	$113,776	$3,839
Computer software	943,527	864,331	29,161
Patents and acquired specific technology	359,227	319,402	10,776
Others	120,418	109,356	3,689

	$1,617,261	$1,406,865	$47,465

For the year ended December 31, 2015

	Customer relationships	Computer software	Patents and acquired specific technology	Others	Total
	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2015	$1,579,015	$2,882,932	$2,139,138	$184,409	$6,785,494
Additions	-	481,412	209	9,514	491,135
Disposals or derecognization	(663,379)	(8,426)	(1,983,914)	(204)	(2,655,923)
Reclassification	-	12,360	-	-	12,360
Effect of foreign currency exchange differences	-	(29,918)	(1,351)	(381)	(31,650)

Balance at December 31, 2015	$915,636	$3,338,360	$154,082	$193,338	$4,601,416

Accumulated amortization

Balance at January 1, 2015	$1,077,514	$2,084,805	$2,118,254	$37,050	$5,317,623
Amortization expense	227,099	325,856	9,461	17,478	579,894
Disposals or derecognization	(663,379)	(7,402)	(1,983,914)	-	(2,654,695)
Reclassification	-	3,190	-	-	3,190
Effect of foreign currency exchange differences	-	(21,411)	(5,415)	137	(26,689)

Balance at December 31, 2015	$641,234	$2,385,038	$138,386	$54,665	$3,219,323

For the year ended December 31, 2016 (Retrospectively Adjusted)

	Customer relationships	Computer software	Patents and acquired specific technology	Others	Total
	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2016	$915,636	$3,338,360	$154,082	$193,338	$4,601,416
Additions (Note 35)	-	372,188	301,351	1,605	675,144
Disposals or derecognization	(41,099)	(80,537)	(1,310)	-	(122,946)
Reclassification	-	-	786	-	786
Acquisitions through business combinations	41,099	-	64,380	30	105,509
Effect of foreign currency exchange differences	-	(77,782)	(4,846)	(2,581)	(85,209)

Balance at December 31, 2016	$915,636	$3,552,229	$514,443	$192,392	$5,174,700

(continued)

	Customer relationships	Computer software	Patents and acquired specific technology	Others	Total
	NT$	NT$	NT$	NT$	NT$

Accumulated amortization

Balance at January 1, 2016	$641,234	$2,385,038	$138,386	$54,665	$3,219,323
Amortization expense	121,412	345,836	24,154	17,421	508,823
Disposals or derecognization	(41,099)	(58,765)	(1,310)	-	(101,174)
Reclassification	-	-	786	-	786
Acquisitions through business combinations	-	-	483	23	506
Effect of foreign currency exchange differences	-	(63,407)	(7,283)	(135)	(70,825)

Balance at December 31, 2016	$721,547	$2,608,702	$155,216	$71,974	$3,557,439

(concluded)

For the year ended December 31, 2017

	Customer relationships	Computer software	Patents and acquired specific technology	Others	Total
	NT$	NT$	NT$	NT$	NT$
Cost

Balance at January 1, 2017 (retrospectively adjusted)	$915,636	$3,552,229	$514,443	$192,392	$5,174,700
Additions	-	265,497	-	12,328	277,825
Disposals	-	(83,595)	(123,744)	(4,978)	(212,317)
Effect of foreign currency exchange differences	-	(47,679)	(1,213)	(988)	(49,880)

Balance at December 31, 2017	$915,636	$3,686,452	$389,486	$198,754	$5,190,328

Accumulated amortization

Balance at January 1, 2017 (retrospectively adjusted)	$721,547	$2,608,702	$155,216	$71,974	$3,557,439
Amortization expense	80,313	316,580	43,493	17,280	457,666
Disposals	-	(72,481)	(123,743)	-	(196,224)
Effect of foreign currency exchange differences	-	(30,680)	(4,882)	144	(35,418)

Balance at December 31, 2017	$801,860	$2,822,121	$70,084	$89,398	$3,783,463

	Customer relationships	Computer software	Patents and acquired specific technology	Others	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)
Cost

Balance at January 1, 2017 (retrospectively adjusted)	$30,892	$119,846	$17,356	$6,491	$174,585
Additions	-	8,957	-	416	9,373
Disposals	-	(2,820)	(4,175)	(168)	(7,163)
Effect of foreign currency exchange differences	-	(1,609)	(41)	(34)	(1,684)

Balance at December 31, 2017	$30,892	$124,374	$13,140	$6,705	$175,111

Accumulated amortization

Balance at January 1, 2017 (retrospectively adjusted)	$24,343	$88,012	$5,237	$2,428	$120,020
Amortization expense	2,710	10,681	1,467	583	15,441
Disposals	-	(2,445)	(4,175)	-	(6,620)
Effect of foreign currency exchange differences	-	(1,035)	(165)	5	(1,195)

Balance at December 31, 2017	$27,053	$95,213	$2,364	$3,016	$127,646

Each class of other intangible assets were amortized on the straight-line basis over the following useful lives:

Customer relationships	11 years
Computer software	2-10 years
Patents and acquired specific technology	5-15 years
Others	5-32 years

18.	LONG-TERM PREPAYMENTS FOR LEASE

Long-term prepayments for lease mainly represented land use rights located in China with periods for use from 40 to 70 years and will expire from 2049 to 2074, respectively.

19.	BORROWINGS

a.	Short-term borrowings

Short-term borrowings mainly represented unsecured revolving bank loans with annual interest rates at 0.70%-8.99% and 0.80%-4.79% as of December 31, 2016 and 2017, respectively.

b.	Long-term borrowings

1)	Bank loans

As of December 31, 2016 and 2017, the long-term bank loans with fixed interest rates were both amounted to NT$1,500,000 thousand (US$50,607 thousand) with annual interest rates at 1.20%. The long-term bank loans with fixed interest rates will be repayable in December 2018. The others were long-term bank loans with floating interest rates and consisted of the followings:

	December 31
	2016	2017
	NT$	NT$	US$ (Note 4)

Working capital bank loans
Syndicated bank loans - repayable through January 2018 to July 2018, annual interest rates were 2.55% and 2.61% -2.70% as of December 31, 2016 and 2017, respectively	$9,223,500	$4,761,600	$160,647
Others - repayable through January 2018 to December 2019, annual interest rates were 0.74%-4.48% and 0.93%-2.10% as of December 31, 2016 and 2017, respectively	36,009,917	22,441,947	757,151
Mortgage loans
Repayable through July 2018 to June 2023, annual interest rates were both 4.95%-5.39% as of December 31, 2016 and 2017	4,390,003	4,705,149	158,743
	49,623,420	31,908,696	1,076,541
Less: unamortized arrangement fee	7,198	1,200	40
	49,616,222	31,907,496	1,076,501
Less: current portion	6,567,565	6,761,625	228,125

	$43,048,657	$25,145,871	$848,376

Pursuant to the above syndicated bank loans agreements, the Company should maintain certain financial covenants including current ratio, leverage ratio, tangible net assets and interest coverage ratio. Such financial ratios are calculated based on the Group’s annual audited consolidated financial statements or semi-annual reviewed consolidated financial statements. The Company was in compliance with all of the financial covenants as of December 31, 2016 and 2017.

2)	Long-term bills payable

	December 31
	2016	2017
	NT$	NT$	US$ (Note 4)

China Bills Finance Corporation, repayable in February 2019, annual interest rate was 0.96%	$-	$1,000,000	$33,738
International Bills Finance Corporation, repayable in March 2019, annual interest rate was 0.96%	-	1,000,000	33,738
Ta Ching Bills Finance Corporation, annual interest rates was 1.00% and has been repaid in December 2017	2,000,000	-	-
	2,000,000	2,000,000	67,476
Less: unamortized discounts	659	868	29

Long-term borrowings	$1,999,341	$1,999,132	$67,447

20.	BONDS PAYABLE

	December 31
	2016	2017
	NT$	NT$	US$ (Note 4)

Unsecured domestic bonds
Repayable at maturity in January 2021 and interest due annually with annual interest rate at 1.30%	$7,000,000	$7,000,000	$236,168
Repayable at maturity in January 2023 and interest due annually with annual interest rate at 1.50%	2,000,000	2,000,000	67,476
Repayable at maturity in January 2022 and interest due annually with annual interest rate at 1.25%	-	3,700,000	124,831
Repayable at maturity in January 2024 and interest due annually with annual interest rate at 1.45%	-	4,300,000	145,074
Unsecured convertible overseas bonds
US$400,000 thousand	12,900,000	-	-
US$200,000 thousand (linked to New Taiwan dollar)	6,185,600	6,185,600	208,691
Secured overseas bonds - secured by the Company
US$300,000 thousand, interest due semi-annually with annual interest rate at 2.125% and has been repaid in July 2017	9,675,000	-	-
	37,760,600	23,185,600	782,240
Less: discounts on bonds payable	760,697	42,820	1,444
	36,999,903	23,142,780	780,796
Less: current portion	9,658,346	6,161,197	207,868

	$27,341,557	$16,981,583	$572,928

a.	In September 2013, the Company offered the third unsecured convertible overseas bonds (the “Bonds”) in US$400,000 thousand. The Bonds is zero coupon bonds with the maturity of 5 years, in denominations of US$200 thousand or in any integral multiples thereof. Each holder of the Bonds has the right at any time on or after October 16, 2013 and up to (and including) August 26, 2018, except during legal lock-up period, to convert the Bonds into newly issued listed common shares at the conversion price NT$33.085, determined on the basis of a fixed exchange rate of US$1 to NT$29.956. The conversion price will be adjusted in accordance with the conversion provisions due to anti-dilution clause. As of December 31, 2016, the conversion price was NT$28.99. As of December 31, 2017, the Bonds holders have exercised the conversion right to convert the Bonds of US$399,600 thousand into the company’s ordinary shares at conversion prices from NT$27.95 (US$0.94) to NT$28.96 (US$0.98).

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

The Company’s board of directors resolved in third quarter of 2017 to issue a notice of early redemption to Bonds holders. In the third quarter of 2017, the closing price of the Company’s ordinary shares (translated into U.S. dollars at the prevailing rates) for a period of 20 consecutive trading days is higher than 130% of the conversion price in U.S. dollar translated at the fixed exchange rate of US$1 to NT$29.956 determined on pricing date per ordinary share. Therefore, except those have been converted, the Company early redeemed the outstanding Bonds of US$400 thousand in September 2017.

b.	In July 2015, the Company offered the forth unsecured convertible overseas bonds (the “Currency Linked Bonds”) in US$200,000 thousand. The Currency Linked Bonds is zero coupon bonds with the maturity of 2.75 years, in denominations of US$200 thousand or in any integral multiples thereof. Repayment, redemption and put amount denominated in U.S. dollar will be converted into New Taiwan dollar amount using a fixed exchange rate of US$1 to NT$30.928 (the “Fixed Exchange Rate”) and then converted back to U.S. dollar amount using the applicable prevailing rate at the time of repayment, redemption or put. Each holder of the Currency Linked Bonds has the right at any time on or after August 11, 2015 and up to (and including) March 17, 2018, except during legal lock-up period, to convert the Currency Linked Bonds into common shares at the conversion price NT$54.55, determined on the basis of the Fixed Exchange Rate. The Company’s treasury shares will be available for delivery upon conversion of the Currency Linked Bonds. The conversion price will be adjusted in accordance with the conversion provisions due to anti-dilution clause. As of December 31, 2016 and 2017, the conversion price was NT$49.52 and NT$47.76 (US$1.61), respectively.

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

c.	To focus on corporate sustainability and to carry out the commitment to environmental protection and energy conservation, Anstock II Limited, a subsidiary the Company 100% owned, offered overseas bonds in US$300,000 thousand with the maturity of 3 years and annual interest rate of 2.125% (the “Green Bonds”) in July 2014. The Green Bonds are unconditionally and irrevocably guaranteed by the Company and the proceeds were used to fund certain eligible projects to promote the Group’s transition to low-carbon and climate resilient growth. As of December 31, 2017, the Company’s subsidiary has repaid the Green Bonds.

21.	OTHER PAYABLES

	December 31
	2016	2017
	NT$	NT$	US$ (Note 4)

Accrued salary and bonus	$6,606,406	$7,292,254	$246,027
Payables for property, plant and equipment	5,605,528	4,623,268	155,981
Accrued employees’ compensation and remuneration to directors	2,400,778	2,568,880	86,669
Accrued employee insurance	617,419	657,176	22,172
Accrued utilities	410,796	417,257	14,077
Payables for patents and acquired specific technology (Note 35)	120,938	93,000	3,138
Others	5,760,169	5,726,052	193,187

	$21,522,034	$21,377,887	$721,251

22.	RETIREMENT BENEFIT PLANS

a.	Defined contribution plans

1)	The pension plan under the ROC Labor Pension Act (“LPA”) for the Group’s ROC resident employees is a government-managed defined contribution plan. Based on the LPA, the Company and its subsidiaries in Taiwan makes monthly contributions to employees’ individual pension accounts at 6% of their monthly salaries.

2)	The subsidiaries located in China, U.S.A., Malaysia, Singapore and Mexico also make contributions at various ranges according to relevant local regulations.

b.	Defined benefit plans

1)	The Company and its subsidiaries in Taiwan joined the defined benefit pension plan under the ROC Labor Standards Law operated by the government. Pension benefits are calculated on the basis of the length of service and average monthly salaries of the last six months before retirement. The Company and its subsidiaries in Taiwan make contributions based on a certain percentage of their domestic employees’ monthly salaries to a pension fund administered by the pension fund monitoring committee. Before the end of each year, the Company and its subsidiaries in Taiwan assess the balance in the pension fund. If the amount of the balance in the pension fund is inadequate to pay retirement benefits for employees who conform to retirement requirements in the next year, the Company and its subsidiaries in Taiwan are required to fund the difference in one appropriation that should be made before the end of March of the next year. Pension contributions are deposited in the Bank of Taiwan in the committee’s name and are managed by the Bureau of Labor Funds, Ministry of Labor (“the Bureau”); the Company and its subsidiaries in Taiwan have no right to influence the investment policy and strategy.

2)	ASE Japan has a pension plan under which eligible employees with more than ten years of service are entitled to receive pension benefits based on their length of service and salaries at the time of termination of employment. ASE Japan makes contributions based on a certain amount of pension cost to employees.

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

3)	ASE Inc., ASE Test, Inc. and ASE Electronics Inc. maintain pension plans for executive managers. Pension costs under the plans were NT$2,302 thousand, NT$6,872 thousand and NT$3,171 thousand (US$107 thousand) for the years ended December 31, 2015, 2016 and 2017, respectively. Pension payments were NT$2,549 thousand for the year ended December 31, 2015 and were both nil for the years ended December 31, 2016 and 2017. As of December 31, 2016 and 2017, accrued pension liabilities for executive managers were NT$206,467 thousand and NT$209,637 thousand (US$7,073 thousand), respectively.

4)	The amounts included in the consolidated balance sheets arising from the Group’s obligation in respect of its defined benefit plans excluding those for executive managers were as follows:

	December 31
	2016	2017
	NT$	NT$	US$ (Note 4)

Present value of the defined benefit obligation	$8,389,884	$7,910,638	$266,891
Fair value of plan assets	(4,417,367)	(4,341,373)	(146,470)
Present value of unfunded defined benefit obligation	3,972,517	3,569,265	120,421
Recorded under other payables	(22,273)	(24,638)	(831)
Recorded under other current assets	15,542	182,421	6,154

Net defined benefit liability	$3,965,786	$3,727,048	$125,744

Movements in net defined benefit liability (asset) were as follows:

	Present value of the defined benefit obligation	Fair value of the plan assets	Net defined benefit liability (asset)
	NT$	NT$	NT$

Balance at January 1, 2015	$7,674,293	$(3,502,487)	$4,171,806

Service cost
Current service cost	335,655	-	$335,655
Net interest expense (income)	183,889	(108,356)	75,533
Recognized in profit or loss	519,544	(108,356)	411,188

Remeasurement
Return on plan assets (excluding amounts included in net interest)	-	12,426	12,426
Actuarial loss arising from changes in financial assumptions	309,695	-	309,695
Actuarial gain arising from experience adjustments	(243,363)	-	(243,363)
Actuarial gain arising from changes in demographic assumptions	(15,847)	-	(15,847)
Recognized in other comprehensive income	50,485	12,426	62,911

Contributions from the employer	-	(611,581)	(611,581)
Benefits paid from the pension fund	(192,928)	192,928	-
Benefits paid from the Group	(43,088)	-	(43,088)
Exchange differences on foreign plans	(34,630)	43,341	8,711

Balance at December 31, 2015	7,973,676	(3,973,729)	3,999,947
Service cost
Current service cost	329,838	-	329,838
Net interest expense (income)	167,111	(109,080)	58,031
Recognized in profit or loss	496,949	(109,080)	387,869

Remeasurement
Return on plan assets (excluding amounts included in net interest)	-	54,549	54,549
Actuarial loss arising from changes in financial assumptions	156,193	-	156,193
Actuarial loss arising from experience adjustments	200,723	-	200,723
Actuarial loss arising from changes in demographic assumptions	5,716	-	5,716
Recognized in other comprehensive income	362,632	54,549	417,181

Contributions from the employer	-	(807,232)	(807,232)
Benefits paid from the pension fund	(308,471)	308,471	-
Benefits paid from the Group	(36,033)	-	(36,033)

(Continued)

	Present value of the defined benefit obligation	Fair value of the plan assets	Net defined benefit liability (asset)
	NT$	NT$	NT$

Liabilities assumed in a business combination	$535	$(535)	$-
Exchange differences on foreign plans	(99,404)	110,189	10,785

Balance at December 31, 2016	8,389,884	(4,417,367)	3,972,517

Service cost
Current service cost	278,412	-	278,412
Past service cost and gain on settlements	(68,979)	-	(68,979)
Net interest expense (income)	157,404	(103,741)	53,663
Recognized in profit or loss	366,837	(103,741)	263,096

Remeasurement
Return on plan assets (excluding amounts included in net interest)	-	52,124	52,124
Actuarial loss arising from changes in financial assumptions	56,860	-	56,860
Actuarial gain arising from experience adjustments	(315,090)	-	(315,090)

(Continued)

	Present value of the defined benefit obligation	Fair value of the plan assets	Net defined benefit liability (asset)
	NT$	NT$	NT$

Actuarial loss arising from changes in demographic assumptions	$762	$-	$762
Recognized in other comprehensive income	(257,468)	52,124	(205,344)

Contributions from the employer	-	(484,790)	(484,790)
Benefits paid from the pension fund	(690,830)	690,830	-
Benefits paid from the Group	(96,575)	-	(96,575)
Exchange differences on foreign plans	198,790	(78,429)	120,361

Balance at December 31, 2017	$7,910,638	$(4,341,373)	$3,569,265

 (Concluded)

	Present value of the defined benefit obligation	Fair value of the plan assets	Net defined benefit liability (asset)
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Balance at January 1, 2017	$283,060	$(149,034)	$134,026

Service cost
Current service cost	9,393	-	9,393
Past service cost and gain on settlements	(2,328)	-	(2,328)
Net interest expense (income)	5,311	(3,500)	1,811
Recognized in profit or loss	12,376	(3,500)	8,876

(Continued)

	Present value of the defined benefit obligation	Fair value of the plan assets	Net defined benefit liability (asset)
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)
Remeasurement
Return on plan assets (excluding amounts included in net interest)	$-	$1,759	$1,759
Actuarial loss arising from changes in financial assumptions	1,918	-	1,918
Actuarial gain arising from experience adjustments	(10,631)	-	(10,631)
Actuarial loss arising from changes in demographic assumptions	26	-	26
Recognized in other comprehensive income	(8,687)	1,759	(6,928)

Contributions from the employer	-	(16,356)	(16,356)
Benefits paid from the pension fund	(23,307)	23,307	-
Benefits paid from the Group	(3,258)	-	(3,258)
Exchange differences on foreign plans	6,707	(2,646)	4,061

Balance at December 31, 2017	$266,891	$(146,470)	$120,421

(concluded)

5)	The fair value of the plan assets by major categories at each balance sheet date was as follows:

	December 31
	2016	2017
	NT$	NT$	US$ (Note 4)

Cash	$2,232,367	$2,317,764	$78,197
Debt instruments	1,030,384	691,619	23,334
Equity instruments	1,071,777	1,254,109	42,311
Others	82,839	77,881	2,628

Total	$4,417,367	$4,341,373	$146,470

6)	Through the defined benefit plans under the Labor Standards Law, the Company and its subsidiaries in Taiwan are exposed to the following risks:

a)	Investment risk

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

7)	The management of ASE Korea is responsible for the administration of the fund and determination of the investment strategies according to related local regulations. ASE Korea is responsible for the shortfall between the fund and the defined benefit obligation. The plan assets are invested in the certificates of deposits and debt instruments with well credit rating.

8)	The present value of the defined benefit obligation and the related current service cost and past service cost were measured using the Projected Unit Credit Method. Except the pension plans for executive managers, the key assumptions used for the actuarial valuations were as follow:

	December 31
	2016	2017

Discount rates	0.06%-3.58%	0.06%-3.85%
Expected rates of salary increase	2.00%-4.42%	2.00%-4.42%

Significant actuarial assumptions for the determination of the defined obligation excluding those for executive managers are discount rates and expected rates of salary increase. The sensitivity analysis below has been determined based on reasonably possible changes of the respective assumptions occurring at each balance sheet date, while holding all other assumptions constant.

	December 31
	2016	2017
	NT$	NT$	US$ (Note 4)

Discount Rate
0.5% higher	$(464,647)	$(455,158)	$(15,356)
0.5% lower	$508,862	$461,891	$15,583
Expected rates of salary increase
0.5% higher	$500,051	$453,792	$15,310
0.5% lower	$(452,956)	$(444,493)	$(14,996)

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

9)	Maturity analysis of undiscounted pension benefit

	December 31
	2016	2017
	NT$	NT$	US$ (Note 4)

No later than 1 year	$292,100	$291,152	$9,823
Later than 1 year and not later than 5 years	1,673,549	1,551,496	52,345
Later than 5 years	17,129,585	16,507,747	556,941

	$19,095,234	$18,350,395	$619,109

The Group expected to make contributions of NT$521,324 thousand and NT$272,911 thousand (US$9,208 thousand) to the defined benefit plans in the next year starting from January 1, 2017 and 2018, respectively.

As of December 31, 2016 and 2017, the average duration of the defined benefit obligation excluding those for executive managers of the Group was 8 to 15 years and 8 to 14 years, respectively.

23.	EQUITY

a.	Share capital

Ordinary shares

	December 31, 2016	December 31, 2017

Numbers of shares authorized (in thousands)	10,000,000	10,000,000

Numbers of shares reserved (in thousands)
Employee share options	800,000	800,000

Number of shares issued and fully paid (in thousands)	7,946,184	8,738,079

	December 31, 2016	December 31, 2017
	NT$	NT$	US$ (Note 4)

Share capital authorized	$100,000,000	$100,000,000	$3,373,819

Share capital reserved
Employee share options	$8,000,000	$8,000,000	$269,906

Share capital issued	$79,568,040	$87,380,787	$2,948,070

The holders of issued ordinary shares with a par value at $10 per share are entitled the right to vote and receive dividends, except the shares held by the Group’s subsidiaries which are not entitled the right to vote. As of December 31, 2016 and 2017, there were both 500,000 thousand ordinary shares included in the authorized shares that were not yet required to complete the share registration process.

In December 2016, the board of directors approved the issuance of 300,000 thousand ordinary shares for cash capital increase at NT$34.3 per share. The aforementioned cash capital increase has been completed and the Company has completed the registration formalities in March 2017.

As disclosed in Note 20, there were 424,258 thousand ordinary shares were issued under the conversion of Bonds in 2017. The record dates of 101,164 thousand and 323,094 thousand ordinary shares were July 13, 2017 and October 13, 2017, respectively. The Company has completed the registration formalities.

American Depositary Receipts

The Company issued ADSs and each ADS represents five ordinary shares. As of December 31, 2016 and 2017, 125,518 thousand and 115,261 thousand ADSs were outstanding and represented approximately 627,590 thousand and 576,305 thousand ordinary shares of the Company, respectively.

b.	Capital surplus

	December 31
	2016	2017
	NT$	NT$	US$ (Note 4)

May be used to offset a deficit, distributed as cash dividends, or transferred to share capital (1)

Arising from issuance of ordinary shares	$5,844,397	$21,553,853	$727,188
Arising from conversion of bond payable	-	1,930,066	65,117
Arising from the difference between consideration received and the carrying amount of the subsidiaries’ net assets during actual disposal or acquisition	7,176,958	7,176,958	242,137

May be used to offset a deficit only

Arising from changes in percentage of ownership interest in subsidiaries (2)	6,134,228	6,084,895	205,293
Arising from treasury share transactions	950,368	1,151,345	38,844
Arising from exercised employee share options	630,411	1,089,178	36,747
Arising from expired employee share options (Note 27)	3,626	223,454	7,539
Arising from share of changes in capital surplus of associates	82,243	83,733	2,825

May not be used for any purpose

Arising from employee share options	1,230,247	960,888	32,419
Arising from equity component of convertible bonds	214,022	214,022	7,221
Others (3)	-	155,936	5,261

	$22,266,500	$40,624,328	$1,370,591

1)	Such capital surplus may be used to offset a deficit; in addition, when the Company has no deficit, such capital surplus may be distributed as cash dividends or transferred to share capital (limited to a certain percentage of the Company’s capital surplus and once a year).

2)	Such capital surplus arises from the effect of changes in ownership interest in a subsidiary resulted from equity transactions other than actual disposal or acquisition, or from changes in capital surplus of subsidiaries accounted for using the equity method.

3)	Such capital surplus arises from the excess of related carrying amount of related accounts over the par value and the Company has not completed registration formalities when the convertible bonds were converted into ordinary shares and employee share options were exercised.

c.	Retained earnings and dividend policy

In accordance with the amendments to the Company Act in May 2015, the recipients of dividends and bonuses are limited to shareholders and do not include employees. The consequential amendments to the Company’s Articles of Incorporation was resolved at the Company’s annual shareholders’ meeting. For information about the accrual basis of the employees’ compensation and remuneration to directors and the actual appropriations, please refer to employee benefits expense under profit before income tax in Note 24(g).

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

The appropriations of earnings for 2015 and 2016 resolved at the Company’s annual shareholders’ meetings in June 2016 and June 2017, respectively, were as follows:

	Appropriation of Earnings		Dividends Per Share
	For Year 2015	For Year 2016	For Year 2015	For Year 2016
	NT$	NT$	NT$	NT$
			(in dollars)	(in dollars)

Legal reserve	$1,947,887	$2,168,034
Cash dividends	12,476,779	11,415,198	$1.60	$1.40

	$14,424,666	$13,583,232

d.	Other equity

1)	Exchange differences on translating foreign operations

	For the Year Ended December 31
	2015	2016	2017
	NT$	NT$	NT$	US$ (Note 4)

Balance at January 1	$4,540,862	$4,492,671	$(1,643,623)	$(55,453)
Exchange differences arising on translating foreign operations	11,459	(5,843,856)	(4,952,815)	(167,099)
Share of exchange difference of associates and joint venture accounted for using the equity method	(59,650)	(292,438)	(137,221)	(4,630)

Balance at December 31	$4,492,671	$(1,643,623)	$(6,733,659)	$(227,182)

2)	Unrealized gain (loss) on available-for-sale financial assets

	For the Year Ended December 31
	2015	2016	2017
	NT$	NT$	NT$	US$ (Note 4)

Balance at January 1	$526,778	$588,119	$(197,314)	$(6,657)
Unrealized gain (loss) arising on revaluation of available-for-sale financial assets	(4,304)	(257,240)	169,585	5,721
Cumulative loss reclassified to profit or loss on impairment of available-for-sale financial assets	-	-	50,206	1,694
Cumulative loss (gain) reclassified to profit or loss on disposal of available-for-sale financial assets	10,827	7,512	(1,517)	(51)
Share of unrealized gain (loss) on available-for-sale financial assets of associates and joint venture accounted for using the equity method	54,818	(535,705)	401,610	13,550

Balance at December 31	$588,119	$(197,314)	$422,570	$14,257

e.	Treasury shares (in thousand shares)

	Balance at			Balance at
	January 1	Addition	Decrease	December 31

2015

Shares held by subsidiaries	145,883	-	-	145,883
Shares reserved for bonds conversion	-	120,000	-	120,000

	145,883	120,000	-	265,883

	Balance at			Balance at
	January 1	Addition	Decrease	December 31

2016

Shares held by subsidiaries	145,883	-	-	145,883
Shares reserved for bonds conversion	120,000	-	-	120,000

	265,883	-	-	265,883

2017

Shares held by subsidiaries	145,883	-	-	145,883
Shares reserved for bonds conversion	120,000	-	-	120,000

	265,883	-	-	265,883

In February 2015, the board of directors approved to repurchase up to 120,000 thousand of the Company’s ordinary shares which were reserved for equity conversion of convertible overseas bonds. The Company has completed the repurchase during March 2015 and the shares repurchased accounted for 1.53% of the Company’s total issued shares. The average repurchase price was NT$44.45 per share.

The Company’s shares held by its subsidiaries at each balance sheet date were as follows:

	Shares Held By Subsidiaries	Carrying amount	Carrying amount	Fair Value	Fair Value
	(in thousand shares)	NT$	US$ (Note 4)	NT$	US$ (Note 4)

December 31, 2016

ASE Test	88,200	$1,380,721		$2,915,026
J&R Holding	46,704	381,709		1,543,559
ASE Test, Inc.	10,979	196,677		362,849

	145,883	$1,959,107		$4,821,434

December 31, 2017

ASE Test	88,200	$1,380,721	$46,583	$3,364,848	$113,524
J&R Holding	46,704	381,709	12,878	1,781,749	60,113
ASE Test, Inc.	10,979	196,677	6,636	418,840	14,131

	145,883	$1,959,107	$66,097	$5,565,437	$187,768

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

f.	Non-controlling interests

	For the Year Ended December 31
	2015	2016 (Retrospectively Adjusted)	2017
	NT$	NT$	NT$	US$ (Note 4)

Balance at January 1	$8,209,860	$11,492,545	$12,000,551	$404,877
Attributable to Non-controlling interests:
Share of profit for the year (Note 28)	968,567	1,253,438	1,677,941	56,611
Exchange difference on translating foreign operations	(74,968)	(601,787)	(334,920)	(11,300)
Unrealized gain on available-for-sale financial assets	3,928	1,129	5,763	194

(Continued)

	For the Year Ended December 31
	2015	2016 (Retrospectively Adjusted)	2017
	NT$	NT$	NT$	US$ (Note 4)
Defined benefit plan actuarial gains (losses)	$(3,440)	$8,846	$(13,724)	$(463)
Non-controlling interests arising from acquisition of subsidiaries (Note 28)	-	42,857	-	-
Partial disposal of subsidiaries (Note 30)	1,712,836	26,436	(3,055)	(103)
Repurchase of outstanding ordinary shares of subsidiaries (Note 30)	-	(912,886)	-	-
Spin-off of subsidiaries	3,006	-	-	-
Non-controlling interest relating to outstanding vested employee share options held by the employees of subsidiaries	904,904	927,823	263,213	8,880
Non-controlling interest relating to outstanding expired employee share options	-	-	(159,200)	(5,371)
Cash dividends to non-controlling interests	(232,148)	(237,850)	(246,440)	(8,314)

Balance at December 31	$11,492,545	$12,000,551	$13,190,129	$445,011

(Concluded)

24.	PROFIT BEFORE INCOME TAX

a.	Other operating income and expenses, net

	For the Year Ended December 31
	2015	2016	2017
	NT$	NT$	NT$	US$ (Note 4)

Rental income	$60,230	$51,607	$131,570	$4,439
Gain (loss) on disposal of property, plant and equipment and other assets	(127,111)	(127,159)	367,110	12,386
Impairment loss on property, plant and equipment and goodwill	(258,129)	(888,231)	(714,675)	(24,112)
Loss on damages and claims	(116,445)	(12,778)	(85,585)	(2,888)
Others	189,926	176,281	410,136	13,837

	$(251,529)	$(800,280)	$108,556	$3,662

b.	Other income

	For the Year Ended December 31
	2015	2016	2017
	NT$	NT$	NT$	US$ (Note 4)

Government subsidy	$176,721	$332,758	$341,844	$11,533
Interest income	242,084	230,067	306,871	10,353
Dividends income	396,973	26,411	59,039	1,992

	$815,778	$589,236	$707,754	$23,878

c.	Other gains and losses

	For the Year Ended December 31
	2015	2016	2017
	NT$	NT$	NT$	US$ (Note 4)

Gain on disposal of subsidiaries
(Note 29)	$-	$-	$5,589,457	$188,578
Net gain (loss) arising on financial instruments held for trading	1,657,093	$224,446	(3,111,253)	(104,968)
Net gain on financial assets designated as at FVTPL	815,742	223,113	327,351	11,044
Foreign exchange gain or loss, net	(713,213)	1,928,384	3,502,586	118,171
Impairment loss on financial assets	-	(91,886)	(50,206)	(1,694)
Others	(10,827)	(7,513)	1,518	52

	$1,748,795	$2,276,544	$6,259,453	$211,183

d.	Finance costs

	For the Year Ended December 31
	2015	2016	2017
	NT$	NT$	NT$	US$ (Note 4)

Total interest expense for financial liabilities measured at amortized cost	$2,514,208	$2,510,197	$2,016,298	$68,026
Less: Amounts included in the cost of qualifying assets
Inventories related to real estate business	(197,287)	(238,469)	(190,137)	(6,415)
Property, plant and equipment	(48,135)	(54,191)	(51,262)	(1,729)
Investment property	-	-	(13)	-
	2,268,786	2,217,537	1,774,886	59,882
Other finance costs	43,357	43,538	24,608	830

	$2,312,143	$2,261,075	$1,799,494	$60,712

Information relating to the capitalized borrowing costs was as follows:

For the Year Ended December 31
	2015	2016	2017

Annual interest capitalization rates
Inventories related to real estate business(%)	4.35-6.77	4.35-6.00	4.35-5.39
Property, plant and equipment(%)	0.75-6.15	1.15-4.42	1.26-5.49
Investment properties (%)	-	-	1.26-1.97

e.	Depreciation and amortization

	For the Year Ended December 31
	2015	2016 (Retrospectively Adjusted)	2017
	NT$	NT$	NT$	US$ (Note 4)

Property, plant and equipment	$28,938,770	$28,961,614	$28,625,287	$965,766
Investment properties	-	-	122,231	4,124
Intangible assets	579,894	508,823	457,666	15,441

Total	$29,518,664	$29,470,437	$29,205,184	$985,331

Summary of depreciation by function
Operating costs	$27,023,957	$26,948,106	$26,731,714	$901,880
Operating expenses	1,914,813	2,013,508	2,015,804	68,010

	$28,938,770	$28,961,614	$28,747,518	$969,890

(Continued)

	For the Year Ended December 31
	2015	2016 (Retrospectively Adjusted)	2017
	NT$	NT$	NT$	US$ (Note 4)
Summary of amortization by function
Operating costs	$124,235	$152,987	$140,175	$4,729
Operating expenses	455,659	355,836	317,491	10,712

	$579,894	$508,823	$457,666	$15,441

(Concluded)

f.	Operating expenses directly related to investment properties

	For the Year Ended December 31
	2015	2016	2017
	NT$	NT$	NT$	US$ (Note 4)

Direct operating expenses of investment properties that generated rental income	$-	$-	$465,458	$15,704

g.	Employee benefits expense

	For the Year Ended December 31
	2015	2016	2017
	NT$	NT$	NT$	US$ (Note 4)

Post-employment benefits
Defined contribution plans	$2,324,737	$2,356,416	$2,340,826	$78,975
Defined benefit plans	413,490	394,741	266,267	8,983
	2,738,227	2,751,157	2,607,093	87,958
Equity-settled share-based payments	133,496	470,788	438,765	14,803
Other employee benefits	47,883,464	49,525,940	51,043,198	1,722,105

	$50,755,187	$52,747,885	$54,089,056	$1,824,866

Summary of employee benefits expense by function
Operating costs	$34,720,359	$35,588,529	$35,978,403	$1,213,846
Operating expenses	16,034,828	17,159,356	18,110,653	611,020

	$50,755,187	$52,747,885	$54,089,056	$1,824,866

h.	Employees’ compensation and the remuneration to directors

To be in compliance with the Company Act as amended in May 2015, the amended Articles of Incorporation of the Company, which has been approved in the shareholders’ meeting in June 2016, stipulates to distribute employees’ compensation and remuneration to directors at the rates in 5.25%-8.25% and no higher than 0.75%, respectively, of net profit before income tax, employees’ compensation and remuneration to directors. For the years ended December 31, 2015, 2016 and 2017, the employees’ compensation and the remuneration to directors were accrued based on 8.25% and 0.75% of net profit before income tax, employees’ compensation and remuneration to directors, respectively, and were as follows.

	For the Year Ended December 31
	2015	2016	2017
	NT$	NT$	NT$	US$ (Note 4)

Employees’ compensation	$2,033,500	$2,147,323	$2,291,140	$77,299
Remuneration to directors	184,500	195,211	208,285	7,027

If there is any change in the proposed amounts after the consolidated financial statements authorized for issue, the differences are recorded as a change in accounting estimate.

The appropriations of employees’ compensation (settled by cash) and remuneration to directors for 2015 and 2016 resolved by the board of directors in April 2016 and in March 2017, respectively, and the amounts recognized in 2015 and 2016 consolidated financial statements were as follows.

	For Year 2015		For Year 2016
	Employees’ compensation	Remuneration to directors	Employees’ compensation	Remuneration to directors
	NT$	NT$	NT$	NT$

Resolved by the board of directors	$2,033,800	$140,000	$2,151,900	$148,000
Recognized in the consolidated financial statements	$2,033,500	$184,500	$2,147,323	$195,211

The differences between the resolved amounts of the employees’ compensation and the remuneration to directors and the accrued amounts reflected in the consolidated financial statements for the years ended December 31, 2015 and 2016 were deemed changes in estimates. The difference was NT$44,200 thousand and NT$42,634 thousand (US$1,438 thousand) and had been adjusted in net profit for the years ended December 31, 2016 and 2017, respectively.

25.	INCOME TAX

a.	Income tax recognized in profit or loss

The major components of income tax were as follows:

	For the Year Ended December 31
	2015	2016	2017
	NT$	NT$	NT$	US$ (Note 4)

Current income tax
In respect of the current year	$4,029,076	$4,177,900	$4,979,766	$168,008
Income tax on unappropriated earnings	187,654	829,345	1,076,353	36,314
Changes in estimate for prior years	(20,719)	28,160	(88,162)	(2,974)
	4,196,011	5,035,405	5,967,957	201,348

	For the Year Ended December 31
	2015	2016	2017
	NT$	NT$	NT$	US$ (Note 4)

Deferred income tax
In respect of the current year	$190,829	$574,541	$534,472	$18,032
Adjustments attributable to changes in tax rates	3,794	14,184	-	-
Changes in estimate for prior years	(20,890)	(206,788)	52,872	1,784
Effect of foreign currency exchange differences	(58,671)	(26,498)	(31,698)	(1,070)
	115,062	355,439	555,646	18,746

Income tax recognized in profit or loss	$4,311,073	$5,390,844	$6,523,603	$220,094

A reconciliation of income tax expense calculated at the statutory rates and income tax expense recognized in profit or loss was as follows:

	For the Year Ended December 31
	2015	2016 (Retrospectively Adjusted)	2017
	NT$	NT$	NT$	US$ (Note 4)

Profit before income tax	$25,011,788	$27,968,705	$31,020,663	$1,046,581

Income tax expense calculated at the statutory rates	$6,307,148	$8,634,187	$10,890,498	$367,426
Nontaxable expense in determining taxable income	160,530	(34,954)	483,715	16,319
Tax-exempt income	(537,987)	(700,274)	(623,566)	(21,038)
Additional income tax on unappropriated earnings	338,142	829,345	1,076,353	36,314
Loss carry-forward and income tax credits currently used	(1,286,705)	(898,700)	(1,124,043)	(37,923)
Remeasurement of deferred income tax assets, net	(688,584)	(2,797,673)	(4,131,473)	(139,389)
Changes in estimate for prior years	(20,719)	28,160	(88,162)	(2,974)
Withholding tax	39,248	81,543	40,281	1,359
Land value increment tax	-	249,210	-	-
Income tax expense recognized in profit or loss	$4,311,073	$5,390,844	$6,523,603	$220,094

For the years ended December 31, 2015, 2016 and 2017, the Group applied a tax rate of 17% for resident entities subject to the Income Tax Law of the ROC; for the subsidiaries located in China, the applied tax rate was 25%; and for other jurisdictions, the Group measures taxes by using the applicable tax rate for each individual jurisdiction.

In February 2018, it was announced by the President that the Income Tax Law of the ROC was amended and, starting from 2018, the corporate income tax rate will be adjusted from 17% to 20%. In addition, the tax rate applicable to 2018 unappropriated earnings will be reduced from 10% to 5%. Deferred tax assets and deferred tax liabilities recognized as at December 31, 2017 are expected to be adjusted and would increase by NT$201,965 thousand (US$6,814 thousand) and NT$788,556 thousand (US$26,604 thousand), respectively, in 2018.

As the status of 2018 appropriations of earnings is uncertain, the potential income tax consequences of 2017 unappropriated earnings are not reliably determinable.

b.	Income tax recognized directly in equity

	For the Year Ended December 31
	2015	2016	2017
	NT$	NT$	NT$	US$ (Note 4)

Deferred income tax
Related to employee share options	$(33)	$(204)	$262	$9

c.	Income tax recognized in other comprehensive income

	For the Year Ended December 31
	2015	2016	2017
	NT$	NT$	NT$	US$ (Note 4)

Deferred income tax
Related to remeasurement of defined benefit plans	$11,002	$73,637	$(51,217)	$(1,728)

d.	Current tax assets and liabilities

	December 31
	2016	2017
	NT$	NT$	US$ (Note 4)

Current tax assets
Tax refund receivable	$260,559	$28,458	$960
Prepaid income tax	211,193	232,084	7,830

	$471,752	$260,542	$8,790

Current tax liabilities
Income tax payable	$6,846,350	$7,619,328	$257,062

e.	Deferred tax assets and liabilities

The Group offset certain deferred tax assets and deferred tax liabilities which met the offset criteria.

The movements of deferred tax assets and deferred tax liabilities were as follows:

	Balance at January 1	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Recognized in Equity	Exchange Differences	Acquisitions through business combinations	Balance at December 31
	NT$	NT$	NT$	NT$	NT$	NT$	NT$

Year ended December 31, 2015

Temporary differences
Property, plant and equipment	$(2,431,855)	$(1,083,273)	$-	$-	$10,670	$-	$(3,504,458)
Defined benefit obligation	796,642	20,398	11,002	-	17,897	-	845,939
FVTPL financial instruments	(170,059)	(62,152)	-	-	13	-	(232,198)
Others	1,166,297	229,799	-	(33)	(11,076)	-	1,384,987
	(638,975)	(895,228)	11,002	(33)	17,504	-	(1,505,730)
Loss carry-forward	519,898	812,217	-	-	(8,538)	-	1,323,577
Investment credits	452,331	(32,904)	-	-	(68,308)	-	351,119
Others	(853)	853	-	-	-	-	-

	$332,401	$(115,062)	$11,002	$(33)	$(59,342)	$-	$168,966

Year ended December 31, 2016

Temporary differences
Property, plant and equipment	$(3,504,458)	$(182,291)	$-	$-	$(72,098)	$-	$(3,758,847)
Defined benefit obligation	845,939	(48,601)	73,637	-	2,509	-	873,484
FVTPL financial instruments	(232,198)	212,737	-	-	(1,902)	-	(21,363)
Others	1,384,987	(283,179)	-	(204)	(21,780)	-	1,079,824
	(1,505,730)	(301,334)	73,637	(204)	(93,271)	-	(1,826,902)
Loss carry-forward	1,323,577	(110,967)	-	-	(91,008)	2,939	1,124,541
Investment credits	351,119	56,862	-	-	(25,245)	-	382,736

	$168,966	$(355,439)	$73,637	$(204)	$(209,524)	$2,939	$(319,625)

Year ended December 31, 2017

Temporary differences
Property, plant and equipment	$(3,758,847)	$(101,576)	$-	$-	$(18,643)	$-	$(3,879,066)
Defined benefit obligation	873,484	(26,736)	(51,217)	-	(15,291)	-	780,240
FVTPL financial instruments	(21,363)	(86,342)	-	-	2,802	-	(104,903)
Others	1,079,824	(22,748)	-	262	(28,929)	-	1,028,409
	(1,826,902)	(237,402)	(51,217)	262	(60,061)	-	(2,175,320)
Loss carry-forward	1,124,541	(456,246)	-	-	13,146	-	681,441
Investment credits	382,736	138,002	-	-	13,475	-	534,213

	$(319,625)	$(555,646)	$(51,217)	$262	$(33,440)	$-	$(959,666)

	Balance at January 1	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Recognized in Equity	Exchange Differences	Acquisitions through business combinations	Balance at December 31
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Year ended December 31, 2017

Temporary differences
Property, plant and equipment	$(126,817)	$(3,427)	$-	$-	$(629)	$-	$(130,873)
Defined benefit obligation	29,470	(902)	(1,728)	-	(516)	-	26,324
FVTPL financial instruments	(721)	(2,913)	-	-	94	-	(3,540)
Others	36,431	(767)	-	9	(976)	-	34,697
	(61,637)	(8,009)	(1,728)	9	(2,027)	-	(73,392)
Loss carry-forward	37,940	(15,393)	-	-	444	-	22,991
Investment credits	12,913	4,656	-	-	454	-	18,023

	$(10,784)	$(18,746)	$(1,728)	$9	$(1,129)	$-	$(32,378)

f.	Items for which no deferred tax assets have been recognized

Unrecognized deferred tax assets related to loss carry-forward, investment credits and deductible temporary differences were summarized as follows:

	December 31
	2016	2017
	NT$	NT$	US$ (Note 4)

Loss carry-forward	$652,593	$542,054	$18,288
Investment credits	280,068	-	-
Deductible temporary differences	904,441	712,141	24,026

	$1,837,102	$1,254,195	$42,314

The unrecognized loss carry-forward will expire through 2030 and the unrecognized investment credits will expire through 2018.

g.	Information about unused loss carry-forward, unused investment credits, tax-exemption and other tax relief

As of December 31, 2017, the unused loss carry-forward comprised of:

Year of Expiry	NT$	US$
		(Note 4)

2018	$230,656	$7,782
2019	34,981	1,180
2020	615,327	20,760
2021	164,377	5,546
2022 and thereafter	178,154	6,011

	$1,223,495	$41,279

As of December 31, 2017, unused investment credits comprised of:

	Remaining Creditable Amount
Tax Credit Source	NT$	US$	Expiry Year
		(Note 4)

Purchase of machinery and equipment	$518,790	$17,503	2018
Others	15,423	520	2022 and thereafter

	$534,213	$18,023

As of December 31, 2017, profits attributable to the following expansion projects were exempted from income tax for a 5-year period:

Tax-exemption Period

Construction and expansion of 2007 by the Company	2016.01-2020.12
Construction and expansion of 2008 by the Company	2014.01-2018.12
Construction and expansion of 2008 by ASE Test Inc.	2014.01-2018.12
Construction and expansion of 2009 by ASE Test Inc.	2018.01-2022.12
Expansion of 2008 by ASE Electronics Inc.	2016.01-2020.12

Some China subsidiaries qualified as high technology enterprises were entitled to a reduced income tax rate of 15% and were eligible to deduct certain times of research and development expenses from their taxable income.

h.	Unrecognized deferred tax liabilities associated with investments

As of December 31, 2016 and 2017, the taxable temporary differences associated with the investments in subsidiaries for which no deferred tax liabilities have been recognized were NT$14,417,873 thousand and NT$16,401,422 thousand (US$553,354 thousand), respectively.

i.	Integrated income tax

As of December 31, 2016 and 2017, unappropriated earnings were all generated on and after January 1, 1998. As of December 31, 2016 and 2017, the balance of the Imputation Credit Account was NT$3,328,374 thousand and NT$4,003,283 thousand (US$135,064 thousand), respectively.

The creditable ratio for the distribution of earnings of 2016 was 10.01%. Since the amended Income Tax Act published in February 2018 abolished the imputation tax system, no creditable ratio for distribution of earnings in 2018 is expected.

j.	Income tax assessments

Income tax returns of ASE Inc. have been examined by authorities in 2012, 2014 and 2015 and its ROC subsidiaries have been examined by authorities through 2013 to 2015. ASE Inc. disagreed with the result of examinations relating to its income tax returns for 2014 and 2015 and appealed to the tax authorities. The related income tax expenses in the years resulting from the examinations have been accrued in respective tax years or in the year of the settlement.

26.	EARNINGS PER SHARE

The earnings and weighted average number of ordinary shares outstanding in the computation of earnings per share were as follows:

Net profit for the year

	For the Year Ended December 31
	2015	2016 (Retrospectively Adjusted)	2017
	NT$	NT$	NT$	US$ (Note 4)

Profit for the year attributable to owners of the Company	$19,732,148	$21,324,423	$22,819,119	$769,876
Effect of potentially dilutive ordinary shares:
Employee share options issued by subsidiaries	-	(374,359)	(813,627)	(27,450)
Investments in associates	(210,126)	(494,388)	(367,687)	(12,405)
Convertible bonds	901,187	(1,165,506)	93,781	3,164

Earnings used in the computation of diluted earnings per share	$20,423,209	$19,290,170	$21,731,586	$733,185

Weighted average number of ordinary shares outstanding (in thousand shares):

	For the Year Ended December 31
	2015	2016	2017

Weighted average number of ordinary shares in computation of basic earnings per share	7,652,773	7,662,870	8,160,887
Effect of potentially dilutive ordinary shares:
Convertible bonds	455,671	515,295	124,911
Employee share options	86,994	59,218	39,868
Employees’ compensation	54,626	46,746	43,574

Weighted average number of ordinary shares in computation of diluted earnings per share	8,250,064	8,284,129	8,369,240

For purposes of the ADS calculation, the denominator represents the above-mentioned weighted average outstanding shares divided by five (one ADS represents five ordinary shares). The numerator was the same.

The Group is able to settle the employees’ compensation by cash or shares. The Group assumed that the entire amount of the compensation would be settled in shares and the resulting potential shares were included in the weighted average number of ordinary shares outstanding used in the computation of diluted earnings per share if the effect is dilutive. Such dilutive effect of the potential shares was included in the computation of diluted earnings per share until the shareholders approve the number of shares to be distributed to employees at their meeting in the following year.

The third unsecured convertible overseas bonds issued by the Company were anti-dilutive for the year ended December 31, 2017 and were excluded from the computation of diluted earnings per share for the same period.

27.	SHARE-BASED PAYMENT ARRANGEMENTS

a.	Employee share option plans of the Company and its subsidiaries

In order to attract, retain and reward employees, ASE Inc. has five employee share option plans for full-time employees of the Group. Each share option represents the right to purchase one ordinary share of ASE Inc. when exercised. Under the terms of the plans, share options are granted at an exercise price equal to or not less than the closing price of the ordinary shares listed on the TSE at the grant date. The option rights of these plans are valid for 10 years, non-transferable and exercisable at certain percentages subsequent to the second anniversary of the grant date. For any subsequent changes in the Company’s capital structure, the exercise price is accordingly adjusted.

ASE Inc. Option Plans

Information about share options was as follows:

	For the Year Ended December 31
	2015		2016		2017
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price	Options	Price
	(In	Per Share	(In	Per Share	(In	Per Share
	Thousands)	(NT$)	Thousands)	(NT$)	Thousands)	(NT$)

Balance at January 1	209,745	$20.7	252,607	$26.6	210,795	$27.3
Options granted	94,270	36.5	-	-	-	-
Options forfeited	(1,975)	30.3	(6,056)	34.6	(5,407)	36.3
Options expired	(730)	11.1	-	-	(1,790)	21.1
Options exercised	(48,703)	20.6	(35,756)	20.9	(67,637)	21.0

Balance at December 31	252,607	26.6	210,795	27.3	135,961	30.2

Options exercisable, end of year	158,103	20.8	123,007	20.8	85,642	26.5

Weighted-average fair value of options granted (NT$)	$ 7.18~7.39		$-		$-

The weighted average share price at exercise dates of share options for the years ended December 31, 2015, 2016 and 2017 was NT$38.8, NT$36.2 and NT$37.6 (US$1.27), respectively. The option rights of the plan which was granted in 2007, was expired in December 2017, of which shares had not been exercised and, therefore, NT$47,087 thousand (US$1,589 thousand) was reclassified from capital surplus arising from exercised employee share options to capital surplus arising from expired employee share options.

Information about the Company’s outstanding share options at each balance sheet date was as follows:

	Range of Exercise Price Per Share (NT$)	Weighted Average Remaining Contractual Life (Years)

December 31, 2016
4th share options	$20.4-22.6	2.5
5th share options	36.5	8.7

December 31, 2017

4th share options	20.4-22.6	2.5
5th share options	36.5	7.7

ASE Mauritius Inc. Option Plan

ASE Mauritius Inc. has an employee share option plan for full-time employees of the Group which granted 30,000 thousand units in December 2007. Under the terms of the plan, each unit represents the right to purchase one ordinary share of ASE Mauritius Inc. when exercised. The option rights of the plan are valid for 10 years, non-transferable and exercisable at certain percentages subsequent to the second anniversary of the grant date. The option rights of the plan was expired in December 2017 , of which shares had not been exercised and, therefore, NT$159,200 thousand (US$5,371 thousand) was reclassified from non-controlling interest to capital surplus arising from expired employee share options.

Information about share options was as follows:

	For the Year Ended December 31
	2015		2016		2017
	Number of	Exercise	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price	Options	Price
	(In	Per Share	(In	Per Share	(In	Per Share
	Thousands)	(US$)	Thousands)	(US$)	Thousands)	(US$)

Balance at January 1	28,545	$1.7	28,470	$1.7	28,470	$1.7
Options forfeited	(75)	1.7	-	-	(250)	1.7
Options expired	-	-	-	-	(28,220)	1.7

Balance at December 31	28,470	1.7	28,470	1.7	-	-

Options exercisable, end of year	28,470	1.7	28,470	1.7	-	-

USIE Option Plans

The terms of the plans issued by USIE were the same with those of the Company’s option plans.

Information about share options was as follows:

For the Year Ended December 31
	2015		2016		2017
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price	Options	Price
	(In	Per Share	(In	Per Share	(In	Per Share
	Thousands)	(US$)	Thousands)	(US$)	Thousands)	(US$)

Balance at January 1	34,159	$2.1	29,695	$2.1	25,933	$2.2

(continued)

	For the Year Ended December 31
	2015		2016		2017
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price	Options	Price
	(In	Per Share	(In	Per Share	(In	Per Share
	Thousands)	(US$)	Thousands)	(US$)	Thousands)	(US$)
Options forfeited	(84)	$2.8	-	$-	-	$-
Options exercised	(4,380)	1.9	(3,762)	2.0	(377)	1.9

Balance at December 31	29,695	2.1	25,933	2.2	25,556	2.2

Options exercisable, end of year	28,106	2.1	25,933	2.2	25,556	2.2

(concluded)

Information about USIE’s outstanding share options at each balance sheet date was as follows:

	Range of Exercise Price Per Share (US$)	Weighted Average Remaining Contractual Life (Years)

December 31, 2016
1st share options	$1.5	4.0
2nd and 3rd share options	2.4-2.9	3.9

December 31, 2017
1st share options	$1.5	3.0
2nd and 3rd share options	2.4-2.9	2.9

In 2016 and 2017, the Group’s shareholdings of USIE decreased due to USIE’s share options had been exercised. The transaction was accounted for as an equity transaction since the Group did not cease to have control over USIE and, as a result, capital surplus was decreased by NT$444,320 thousand and NT$52,388 thousand (US$1,767 thousand) in 2016 and 2017, respectively.

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

Information about share options was as follows:

For the Year Ended December 31
	2015		2016		2017
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price	Options	Price
	(In	Per Share	(In	Per Share	(In	Per Share
	Thousands)	(CNY)	Thousands)	(CNY)	Thousands)	(CNY)

Balance at December 31	-	$-	26,627	$15.5	24,997	$15.5

(continued)

	For the Year Ended December 31
	2015		2016		2017
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price	Options	Price
	(In	Per Share	(In	Per Share	(In	Per Share
	Thousands)	(CNY)	Thousands)	(CNY)	Thousands)	(CNY)

Options granted	26,640	$15.5	-	$-	-	$-
Options forfeited	(13)	15.5	(1,630)	15.5	(2,656)	15.5

Balance at December 31	26,627	15.5	24,997	15.5	22,341	15.5

Options exercisable, end of year	-	-	-	-	8,896	15.5

(concluded)

As of December 31, 2016 and 2017, the remaining contractual life of the share options was 8.9 years and 7.9 years, respectively.

b.	Fair value of share options

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

In December 2015, USIE had modified the terms of its option plan granted in 2007 to extend the valid period from 12 years to 13 years, respectively. The incremental fair value of NT$13,721 thousand were all recognized as employee benefits expense in 2015, since the options were all vested.

Employee benefits expense recognized on employee share options was NT$133,496 thousand, NT$470,788 thousand and NT$354,765 thousand (US$11,969 thousand) for the years ended December 31, 2015, 2016 and 2017, respectively.

c.	New shares reserved for subscription by employees under cash capital increase

In December 2016, the board of directors approved the cash capital increase and, as required under the Company Act of the ROC, simultaneously granted options to employees to purchase 10% of such newly issued shares. The grant of the options was accounted for as employee options, accordingly a share-based compensation, and was measured at fair value in accordance with IFRS 2. The Group recognized employee benefits expense and capital surplus arising from exercised employee share options of NT$84,000 thousand (US$2,834 thousand) in full at the grant date (also the vested date), of which 4,836 thousand shares has not been exercised and, therefore, NT$13,541 thousand (US$457 thousand) was reclassified from capital surplus arising from exercised employee share options to capital surplus arising from expired employee share options.

Information about the Company’s employee share options related to the aforementioned newly issued shares was as follows:

Number of Options (In Thousand)

Options granted for the year ended December 31, 2017	30,000
Options exercised for the year ended December 31, 2017	25,164
Weighted-average fair value of options granted (NT$ per share)	$2.80

Fair value was measured using the Black-Scholes Option Pricing Model and the inputs to the model were as follows:

Share price at the grant date	NT$36.55 per share
Exercise price	NT$34.30 per share
Expected volatility	27.15%
Expected lives	47 days
Expected dividend yield	-
Risk free interest rate	0.37%

Expected volatility was based on the Company’s historical share prices volatility.

28.	BUSINESS COMBINATIONS

a.	Subsidiary acquired

	Principal Activity	Date of Acquisition	Proportion of Voting Equity Interests Acquired	Cash Consideration
				NT$

TLJ	Engaged in information software services	May 3, 2016	60%	$89,998

In May 2016, the Company’s subsidiary, ASE Test, Inc., acquired 60% shareholdings of TLJ with a total consideration determined primarily based on independent professional appraisal reports. NT$41,739 thousand out of the total consideration was paid to key management personnel and related parties.

b.	Assets acquired and liabilities assumed at the date of acquisition

NT$

Current assets	$16,645
Non-current assets	108,486
Current liabilities	(7,599)

Fair value of identifiable net assets acquired	$117,532

c.	Goodwill recognized on acquisition

NT$

Consideration transferred (paid in cash)	$89,998
Add: Non-controlling interests	42,857
Less: Fair value of identifiable net assets acquired	(117,532)

Goodwill recognized on acquisition	$15,323

The non-controlling interest recognized at the acquisition date was measured at its fair value.

The goodwill recognized mainly represents the control premium. In addition, the consideration paid for the acquisition effectively included amounts attributed to the benefits of expected revenue growth and future market development of TLJ. These benefits are not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets.

d.	Net cash outflow on acquisition of subsidiaries

NT$

Consideration paid in cash	$89,998
Less: Cash acquired	(16,561)

$73,437

e.	In the second quarter in 2017, the Group has completed the identification of the difference between the cost of the investment and the Group’s share of the net fair value of TLJ’s identifiable assets and liabilities and therefore, the Company has retrospectively adjusted the comparative consolidated financial statements for prior periods. As of December 31, 2016, the retrospective adjustments are summarized as follows:

	After Retrospectively Adjusted	Before Retrospectively Adjusted
	NT$	NT$
December 31, 2016

Goodwill	$10,490,309	$10,558,878
Other intangible assets	$1,617,261	$1,560,989

For the year ended December 31, 2016

Operating costs	$221,696,922	$221,689,888
Operating expenses	$26,526,815	$26,485,716

The aforementioned retrospective adjustments are accordingly recorded as a decrease of retained earnings of NT$28,880 thousand and as an increase of non-controlling interests of NT$16,583 thousand as of December 31, 2016.

29.	DISPOSAL OF SUBSIDIARIES

The Group entered into an agreement to dispose of KSDY. The disposal was completed in June 2017 and as a result, the Group lost its control over KSDY.

a.	Gain on disposal of subsidiaries

	NT$	US$ (Note 4)

Total consideration	$7,046,464	$237,735
Net assets disposed of	(1,457,007)	(49,157)

Gain on disposal of KSDY	$5,589,457	$188,578

b.	Analysis of assets and liabilities on the date control was lost

	NT$	US$ (Note 4)

Current assets
Cash and cash equivalents	$29,133	$983
Inventories related to real estate business	1,427,874	48,174

Net assets disposed of	$1,457,007	$49,157

30.	EQUITY TRANSACTION WITH NON-CONTROLLING INTERESTS

In April 2015, the Group’s subsidiary, USIE, sold its shareholdings of 54,000 thousand ordinary shares of USISH amounting to CNY1,992,060 thousand and, as a result, the Group’s shareholdings of USISH decreased from 82.1% to 77.2%. The transaction was accounted for as an equity transaction since the Group did not cease to have control over USISH and, as a result, capital surplus was increased by NT$7,197,510 thousand.

In February 2016, USIE repurchased its own 4,501 thousand outstanding ordinary shares and, as a result, the Group’s shareholdings of USIE increased from 96.7% to 98.8%. The transaction was accounted for as an equity transaction since the Group did not cease to have control over USIE and capital surplus was decreased by NT$1,912,887 thousand in 2016.

In February 2016, the Company disposed 39,603 thousand shares in USI to the Company’s subsidiary, UGTW, at NT$20 per share with a total consideration of NT$792,064 thousand and, as a result, the Group’s shareholdings of USI decreased from 99.0% to 76.5%. The transaction was accounted for as an equity transaction since the Group did not cease to have control over USI and capital surplus was decreased by NT$20,552 thousand in 2016.

In January 2017, USI completed its cash capital increase of NT$1,000,000 thousand (US$33,738 thousand) and the Group’s shareholdings of USI increased from 75.2% to 75.7% since the Group did not proportional subscribe for additional new shares. The transaction was accounted for as an equity transaction since the Group did not cease to have control over USI and capital surplus was increased by NT$3,055 thousand (US$103 thousand) in 2017.

In January 2018, the shareholders’ meeting of the Company’s subsidiary, USIE, approved to repurchase its own 3,738,420 outstanding ordinary shares at US$17.49 per share. In February 2018, the board of directors of USIE resolved February 26, 2018 as the record date for capital reduction and then the repurchased ordinary shares will be subsequently cancelled.

31.	NON-CASH TRANSACTIONS

a.	Except those discussed in Note 11, for the years ended December 31, 2015, 2016 and 2017, the Group entered into the following non-cash investing activities which were not reflected in the consolidated statements of cash flows:

	For the Year Ended December 31
	2015	2016	2017
	NT$	NT$	NT$	US$ (Note 4)

Payments for property, plant and equipment
Purchase of property, plant and equipment	$28,280,821	$27,680,862	$23,677,682	$798,842
Increase (decrease) in prepayments for property, plant and equipment (recorded under the line item of other non-current assets)	(267,334)	(89,337)	90,560	3,055
(Increase) decrease in payables for property, plant and equipment (recorded under the line item of other payables)	2,314,772	(823,171)	982,260	33,140

(Continued)

	For the Year Ended December 31
	2015	2016	2017
	NT$	NT$	NT$	US$ (Note 4)

Capitalized borrowing costs	(48,135)	(54,191)	(51,262)	(1,729)

	$30,280,124	$26,714,163	$24,699,240	$833,308

Proceeds from disposal of property, plant and equipment
Consideration from disposal of property, plant and equipment	$201,766	$692,826	$1,487,334	$50,180
(Increase) decrease in other receivables	41,265	(22,626)	876	30

	$243,031	$670,200	$1,488,210	$50,210

Investment properties
Purchase of investment properties	$-	$-	$186,535	$6,293
Capitalized borrowing costs	-	-	(13)	-

	$-	$-	$186,522	$6,293
Payments for other intangible assets
Purchase of other intangible assets	$491,135	$675,144	$277,825	$9,373
Decrease (increase) in other payables	-	(120,938)	60,159	2,030
Increase in other non-current liabilities	-	(40,313)	-	-

	$491,135	$513,893	$337,984	$11,403
Net cash inflow from disposal of subsidiaries
Consideration from disposal of subsidiaries	$-	$-	$7,046,464	$237,735
Increase in other payables	-	-	3,552	120
Cash and cash equivalents disposed of	-	-	(29,133)	(983)

	$-	$-	$7,020,883	$236,872

(Concluded)

b.	As those discussed in Note 20, the bonds holders of the third unsecured convertible overseas bonds issued by the Company in September 2013 have exercised the conversion right in 2017 as a result of an increase in the Company’s capital and capital surplus by NT$4,242,577 thousand (US$143,137 thousand) and NT$9,657,905 thousand (US$325,840 thousand), respectively.

32.	OPERATING LEASE ARRANGEMENTS

Except those discussed in Note 18, the Company and its subsidiary, ASE Test, Inc., lease the land on which their buildings are located under various operating lease agreements with the ROC government expiring through January 2037. The agreements grant these entities the option to renew the leases and reserve the right for the lessor to adjust the lease payments upon an increase in the assessed value of the land and to terminate the leases under certain conditions. In addition, the Group leases buildings, machinery and equipment under operating leases.

The subsidiaries’ offices located in U.S.A. and Japan, etc. are leased from other parties and the lease terms will expire through 2018 to 2023 with the option to renew the leases upon expiration.

The Group recognized rental expense of NT$1,390,821 thousand, NT$1,411,533 thousand and NT$ 1,193,477 thousand (US$40,266 thousand) for the years ended December 31, 2015, 2016 and 2017, respectively, from the aforementioned operating lease arrangements and the land use rights disclosed in Note 18.

As of December 31, 2017, the future minimum lease payments of non-cancellable operating lease commitments were as follows:

	NT$	US$ (Note 4)

Less than 1 year	$246,026	$8,300
1-5 years	439,408	14,825
More than 5 years	419,232	14,144

	$1,104,666	$37,269

33.	CAPITAL MANAGEMENT

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

34. FINANCIAL INSTRUMENTS

a.	Fair value of financial instruments that are not measured at fair value

1)	Fair value of financial instruments not measured at fair value but for which fair value is disclosed

Except bonds payable measured at amortized cost, the management considered that the carrying amounts of financial assets and financial liabilities not measured at fair value approximate their fair values. The carrying amounts and fair value of bonds payable as of December 31, 2016 and 2017, respectively, were as follows:

	Carrying Amount		Fair Value
	NT$	US$ (Note 4)	NT$	US$ (Note 4)

December 31, 2016	$36,999,903		$37,300,356
December 31, 2017	23,142,780	$780,796	23,247,085	$784,315

2)	Fair value hierarchy

The aforementioned fair value hierarchy of bonds payable was Level 3 which was determined based on discounted cash flow analysis with the applicable yield curve for the duration or the latest trading prices. The significant unobservable inputs is discount rates that reflected the credit risk of various counterparties and the latest trading prices.

b.	Fair value of financial instruments that are measured at fair value on a recurring basis

1)	Fair value hierarchy

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$

December 31, 2016

Financial assets at FVTPL
Financial assets designated as at FVTPL
Private-placement convertible bonds	$-	$100,583	$-	$100,583

Derivative financial assets
Forward exchange contracts	-	462,339	-	462,339
Forward currency options	-	66,872	-	66,872

Non-derivative financial assets held for trading
Quoted shares	$1,855,073	$-	$-	$1,855,073
Open-end mutual funds	584,945	-	-	584,945

	$2,440,018	$629,794	$-	$3,069,812

Available-for-sale financial assets
Unquoted shares	$-	$-	$631,418	$631,418
Limited Partnership	-	-	273,372	273,372
Open-end mutual funds	243,458	-	-	243,458
Quoted shares	146,786	-	-	146,786

	$390,244	$-	$904,790	$1,295,034

Financial liabilities at FVTPL
Derivative financial liabilities
Conversion option, redemption option and put option of convertible bonds	$-	$1,213,890	$-	$1,213,890
Swap contracts	-	422,934	-	422,934
Forward exchange contracts	-	108,912	-	108,912
Foreign currency option contracts	-	17,924	-	17,924

	$-	$1,763,660	$-	$1,763,660

	Level 1		Level 2		Level 3		Total
	NT$	US$ (Note 4)	NT$	US$ (Note 4)	NT$	US$ (Note 4)	NT$	US$ (Note 4)

December 31, 2017

Financial assets at FVTPL
Financial assets designated as at FVTPL
Private-placement convertible bonds	$-	$-	$100,496	$3,391	$-	$-	$100,496	$3,391

Derivative financial assets
Forward exchange contracts	-	-	61,325	2,069	-	-	61,325	2,069
Swap contracts	-	-	60,538	2,042	-	-	60,538	2,042

Non-derivative financial assets held for trading
Quoted shares	4,410,732	148,810	-	-	-	-	4,410,732	148,810
Open-end mutual funds	589,976	19,905	-	-	-	-	589,976	19,905

	$5,000,708	$168,715	$222,359	$7,502	$-	$-	$5,223,067	$176,217

Available-for-sale financial assets
Unquoted shares	$-	$-	$-	$-	$662,477	$22,350	$662,477	$22,350
Limited partnership	-	-	-	-	246,072	8,302	246,072	8,302
Quoted shares	279,791	9,440	-	-	-	-	279,791	9,440
Open-end mutual funds	23,825	804	-	-	-	-	23,825	804

	$303,616	$10,244	$-	$-	$908,549	$30,652	$1,212,165	$40,896

Financial liabilities at FVTPL
Derivative financial liabilities
Swap contracts	$-	$-	$652,107	$22,001	$-	$-	$652,107	$22,001
Forward exchange contracts	-	-	25,323	854	-	-	25,323	854

	$-	$-	$677,430	$22,855	$-	$-	$677,430	$22,855

For the financial assets and liabilities that were measured at fair value on a recurring basis held for the years ended December 31, 2016 and 2017, there were no transfers between Level 1 and Level 2 of the fair value hierarchy.

2)	Reconciliation of Level 3 fair value measurements of financial assets

The financial assets measured at Level 3 fair value were equity investments with no quoted prices classified as available-for-sale financial assets - non-current. Reconciliations for the years ended December 31, 2015, 2016 and 2017 were as follows:

	For the Year Ended December 31
	2015	2016	2017
	NT$	NT$	NT$	US$ (Note 4)

Balance at January 1	$778,866	$741,089	$904,790	$30,526
Purchases	2,010	495,928	2,649	89
Total gain or loss
In profit or loss	(15,891)	(100,734)	28	1
In other comprehensive income	21,195	(202,565)	17,284	583
Disposals	(45,091)	(28,928)	(16,202)	(547)

Balance at December 31	$741,089	$904,790	$908,549	$30,652

3)	Valuation techniques and assumptions applied for the purpose of measuring fair value

a)	Valuation techniques and inputs applied for the purpose of measuring Level 2 fair value measurement

Financial Instruments	Valuation Techniques and Inputs

Derivatives - swap contracts, forward exchange contracts and foreign currency option contracts	Discounted cash flows - Future cash flows are estimated based on observable forward exchange rates at balance sheet dates and contract forward exchange rates, discounted at rates that reflected the credit risk of various counterparties.

Derivatives - conversion option, redemption option and put option of convertible bonds	Option pricing model - Incorporation of present value techniques and reflect both the time value and the intrinsic value of options

Private-placement convertible bonds

Discounted cash flows - Future cash flows are estimated based on observable stock prices at balance sheet dates and contract conversion prices, discounted at rates that reflected the credit risk of various counterparties.

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

The fair values of investments in limited partnership are measured by estimating future cash inflows from disposal (net of transaction cost). The Group recognized an impairment loss of NT$90,000 thousand and NT$50,206 thousand (US$1,694 thousand) under the line item of other gains and losses in the consolidated statements of comprehensive income for the years ended December 31, 2016 and 2017, respectively.

c.	Categories of financial instruments

	December 31
	2016	2017
	NT$	NT$	US$ (Note 4)

Financial assets

FVTPL
Designated as at FVTPL	$100,583	$100,496	$3,391
Held for trading	2,969,229	5,122,571	172,826
Available-for-sale financial assets	1,295,034	1,212,165	40,896
Loans and receivables (Note 1)	92,082,628	103,973,567	3,507,881

Financial liabilities

FVTPL
Held for trading	1,763,660	677,430	22,855
Measured at amortized cost (Note 2)	168,397,006	139,561,999	4,708,569

Note 1:    The balances included loans and receivables measured at amortized cost which comprise cash and cash equivalents, trade and other receivables and other financial assets.

Note 2:    The balances included financial liabilities measured at amortized cost which comprise short-term borrowings, trade and other payables, bonds payable and long-term borrowings.

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

The Group’s risk management department monitors risks to mitigate risk exposures, reports unsettled position, transaction balances and related gains or losses to the Group’s chief financial officer on monthly basis.

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

There had been no change to the Group’s exposure to market risks or the manner in which these risks were managed and measured.

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

The carrying amounts of the Group’s foreign currency denominated monetary assets and liabilities (including those eliminated upon consolidation) as well as derivative instruments which exposed the Group to foreign currency exchange rate risk at each balance sheet date are presented in Note 39.

The Group was principally subject to the impact to exchange rate fluctuation in US$ and JPY against NT$ or CNY. 1% is the sensitivity rate used when reporting foreign currency exchange rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign currency exchange rates. The sensitivity analysis included financial assets and liabilities and inter-company receivables and payables within the Group. The changes in profit before income tax due to a 1% change in U.S. dollars and Japanese yen both against NT$ and CNY would be NT$18,000 thousand, NT$69,000 thousand and NT$101,000 thousand (US$3,408 thousand) for the years ended December 31, 2015, 2016 and 2017, respectively. Hedging contracts and hedged items have been taken into account while measuring the changes in profit before income tax. The abovementioned sensitivity analysis mainly focused on the foreign currency monetary items at the end of the year. As the year-end exposure did not reflect the exposure for the years ended December 31, 2015, 2016 and 2017, the abovementioned sensitivity analysis was unrepresentative of those years.

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

The carrying amounts of the Group’s financial assets and financial liabilities with exposure to interest rates at each balance sheet date were as follows:

	December 31
	2016	2017
	NT$	NT$	US$ (Note 4)
Fair value interest rate risk
Financial liabilities	$30,243,887	$17,552,955	$592,205

Cash flow interest rate risk
Financial assets	29,977,709	39,880,736	1,345,504
Financial liabilities	65,800,323	42,270,321	1,426,124

For assets and liabilities with floating interest rates, a 100 basis point increase or decrease was used when reporting interest rate risk internally to key management personnel. If interest rates had been 100 basis points (1%) higher or lower and all other variables held constant, the Group’s profit before income tax for the years ended December 31, 2015, 2016 and 2017 would have decreased or increased approximately by NT$117,000 thousand, NT$358,000 thousand and NT$24,000 thousand (US$810 thousand), respectively. Hedging contracts and hedged items have been taken into account while measuring the changes in profit before income tax. The abovementioned sensitivity analysis mainly focused on the interest rate items at the end of the reporting period. As the period-end exposure did not reflect the exposure for the years ended December 31, 2015, 2016 and 2017, the abovementioned sensitivity analysis was unrepresentative of those periods.

c)	Other price risk

The Group was exposed to equity or debt price risk through its investments in financial assets at FVTPL, including private-placement convertible bonds, quoted shares, open-end mutual funds, and available-for-sale financial assets. If equity or debt prices were 1% higher or lower, profit before income tax for the years ended December 31, 2015, 2016 and 2017 would have increased or decreased approximately by NT$7,100 thousand, NT$26,000 thousand and NT$52,000 thousand (US$1,754 thousand), respectively, and other comprehensive income before income tax for the years ended December 31, 2015, 2016 and 2017 would have increased or decreased approximately by NT$10,000 thousand, NT$13,000 thousand and NT$13,000 thousand (US$439 thousand), respectively.

In addition, the Group was also exposed to the Company’s ordinary share price risk through Bonds Options recognized as financial liabilities held for trading. 7% is the sensitivity rate used when reporting price risk internally to key management personnel. If the Company’s ordinary share price increased or decreased by 7%, profit before income tax for the years ended December 31, 2015, and 2016 would have decreased approximately by NT$605,000 thousand and NT$510,000 thousand, respectively, or increased approximately by NT$638,000 thousand and NT$445,000 thousand, respectively.

2)	Credit risk

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group’s credit risk arises from cash and cash equivalents, receivables and other financial assets. The Group’s maximum exposure to credit risk was the carrying amounts of financial assets in the consolidated balance sheets.

The Group dealt with counterparties creditworthy and has a credit policy and trade receivable management procedures to ensure recovery and evaluation of trade receivables. Except for those discussed in Note 9, the Group’s counterparties consisted of a large number of customers and banks and there was no significant concentration of credit risk exposure.

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

To the extent that interest flows are floating rate, the undiscounted amounts were derived from the interest rates at each balance sheet date.

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	1 to 5 Years	More than 5 Years
	NT$	NT$	NT$	NT$	NT$

December 31, 2016

Non-derivative financial liabilities
Non-interest bearing	$23,907,221	$20,553,395	$4,360,322	$42,285	$190,941
Floating interest rate liabilities	9,733,727	5,232,407	6,634,931	44,504,416	1,728,448

(continued)

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	1 to 5 Years	More than 5 Years
	NT$	NT$	NT$	NT$	NT$
Fixed interest rate liabilities	$5,360,644	$1,019,221	$10,549,983	$28,553,095	$2,062,500

	$39,001,592	$26,805,023	$21,545,236	$73,099,796	$3,981,889

(concluded)

December 31, 2017

Non-derivative financial liabilities
Non-interest bearing	$30,695,797	$18,387,296	$4,549,468	$2,807	$176,199
Floating interest rate liabilities	6,641,541	4,153,830	5,101,178	27,196,245	900,310
Fixed interest rate liabilities	8,522,765	7,526,270	1,526,449	11,902,335	6,462,396

	$45,860,103	$30,067,396	$11,177,095	$39,101,387	$7,538,905

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	1 to 5 Years	More than 5 Years
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)
December 31, 2017

Non-derivative financial liabilities
Non-interest bearing	$1,035,621	$620,354	$153,491	$95	$5,945
Floating interest rate liabilities	224,073	140,143	172,104	917,552	30,375
Fixed interest rate liabilities	287,543	253,923	51,500	401,563	218,029

	$1,547,237	$1,014,420	$377,095	$1,319,210	$254,349

The amounts included above for floating interest rate instruments for non-derivative financial liabilities was subject to change if changes in floating interest rates differ from those estimates of interest rates determined at each balance sheet date.

The following table detailed the Group’s liquidity analysis for its derivative financial instruments. The table was based on the undiscounted contractual net cash inflows and outflows on derivative instruments that settle on a net basis, and the undiscounted gross cash inflows and outflows on those derivatives that require gross settlement. When the amounts payable or receivable are not fixed, the amounts disclosed have been determined by reference to the projected interest rates as illustrated by the yield curves at each balance sheet date.

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year
	NT$	NT$	NT$

December 31, 2016

Net settled
Forward exchange contracts	$22,680	$13,320	$-
Foreign currency option contracts	$(344)	$-	$-

Gross settled
Forward exchange contracts
Inflows	$5,134,196	$912,213	$-
Outflows	(5,245,724)	(915,900)	-
	(111,528)	(3,687)	-

(continued)

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year
	NT$	NT$	NT$
Swap contracts
Inflows	$5,345,159	$17,399,695	$43,537,500
Outflows	(5,439,190)	(17,540,927)	(42,882,201)
	(94,031)	(141,232)	655,299

	$(205,559)	$(144,919)	$655,299

December 31, 2017

Net settled
Forward exchange contracts	$(8,820)	$-	$-

Gross settled
Forward exchange contracts
Inflows	$3,711,302	$2,169,093	$390,379
Outflows	(3,679,154)	(2,138,635)	(386,880)
	32,148	30,458	3,499

Swap contracts
Inflows	12,116,531	14,434,880	36,676,224
Outflows	(12,189,576)	(14,629,738)	(36,452,898)
	(73,045)	(194,858)	223,826

	$(40,897)	$(164,400)	$227,325

(concluded)

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

December 31, 2017
Net settled
Forward exchange contracts	$(298)	$-	$-

(Continued)

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)
Gross settled
Forward exchange contracts
Inflows	$125,213	$73,181	$13,171
Outflows	(124,128)	(72,154)	(13,154)
	1,085	1,027	118

Swap contracts
Inflows	408,790	487,007	1,237,389
Outflows	(411,254)	(493,581)	(1,229,838)
	(2,464)	(6,574)	7,551

	$(1,379)	$(5,547)	$7,669

(Concluded)

e.	Reconciliation of liabilities arising from financing activities

The table below details changes in the Group’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, of future cash flows will be, classified in the Group’s condensed consolidated statement of cash flows as cash flows from financing activities.

For the year ended December 31, 2017

	Short-term borrowings	Bonds payable	Long-term borrowings	Total
	NT$	NT$	NT$	NT$

Balance at January 1, 2017	$20,955,522	$36,999,903	$53,115,563	$111,070,988
Financing cash flows	(2,038,993)	(1,123,972)	(16,473,381)	(19,636,346)
Non-cash changes
Amortization of issuance cost	-	319,463	5,790	325,253
Converted to ordinary shares in current period	-	(11,650,369)	-	(11,650,369)
Effects of exchange rate changes	(954,058)	(1,402,245)	(1,241,344)	(3,597,647)

Balance at December 31, 2017	$17,962,471	$23,142,780	$35,406,628	$76,511,879

	Short-term borrowings	Bonds payable	Long-term borrowings	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Balance at January 1,2017	$707,001	$1,248,310	$1,792,023	$3,747,334
Financing cash flows	(68,792)	(37,920)	(555,782)	(662,494)
Non-cash changes
Amortization of issuance cost	-	10,778	195	10,973
Converted to ordinary shares in current period	-	(393,062)	-	(393,062)
Effects of exchange rate changes	(32,188)	(47,310)	(41,881)	(121,379)

Balance at December 31, 2017	$606,021	$780,796	$1,194,555	$2,581,372

35. RELATED PARTY TRANSACTIONS

Balances and transactions within the Group had been eliminated upon consolidation. Details of transactions between the Group and other related parties were disclosed as follows:

a.	Related parties

In addition to those disclosed in Note 13 and NXP B.V. as a related party of the Group’s subsidiary, ASEN, over which NXP B.V. has significant influence, other related parties were as follows:

Related Parties	Relationship with the Corporation

ASE Cultural and Educational Foundation	Substantial related party
Fu Hwa Construction Co., Ltd.	Associate’s subsidiary

b.	The Company contributed each NT$100,000 thousand (US$3,374 thousand) to ASE Cultural and Educational Foundation during 2015, 2016 and 2017, respectively, for environmental charity in promoting the related domestic environmental protection and public service activities (Note 37).

c.	In 2016, the Company acquired patents and specific technology from DECA at NT$403,543 thousand, which was primarily based on independent professional appraisal reports. As of December 31, 2016 and 2017, NT$161,250 thousand and NT$93,000 thousand (US$3,138 thousand), respectively, has not been paid and was accrued under the line item of other payables and other non-current liabilities.

d.	The Company contracted with Fu Hwa Construction Co., Ltd. to construct a female employee dormitory on current leased land. Total consideration was primarily based on independent professional appraisal reports. During 2015 and 2016, the employee dormitory has been capitalized for NT$504,600 thousand and NT$875,000 thousand, respectively. The female employee dormitory has been completely constructed in 2016. As of December 31, 2016, NT$228,500 thousand has not been paid and was accrued under the line item of other payables, which was fully repaid in March 2017.

e.	In February 2016, USIE repurchased 1,801 thousand shares of USIE’s outstanding ordinary shares from the Group’s key management personnel with approximately NT$1,130,650 thousand.

f.	Compensation to key management personnel

	For the Year Ended December 31
	2015	2016	2017
	NT$	NT$	NT$	US$ (Note 4)

Short-term employee benefits	$812,002	$790,460	$860,631	$29,036
Post-employment benefits	3,944	4,790	2,858	97
Share-based payments	17,937	11,547	-	-

	$833,883	$806,797	$863,489	$29,133

The compensation to the Company’s key management personnel is determined according to personal performance and market trends.

36. ASSETS PLEDGED AS COLLATERAL OR FOR SECURITY

In addition to Note 9, the following assets were provided as collateral for bank borrowings and the tariff guarantees of imported raw materials:

	December 31
	2016	2017
	NT$	NT$	US$ (Note 4)

Inventories related to real estate business	$16,813,023	$4,822,043	$162,687
Investment properties	-	7,151,382	241,275
Land use rights (recorded as long-term prepayment for lease)	-	6,813,751	229,884
Other financial assets (including current and non-current)	220,228	66,726	2,251

	$17,033,251	$18,853,902	$636,097

37. SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

In addition to those disclosed in other notes, significant commitments and contingencies of the Group as of each balance sheet date were as follows:

a.	As of December 31, 2016 and 2017, unused letters of credit of the Group were approximately NT$97,000 thousand and NT$20,000 thousand (US$675 thousand), respectively.

b.	As of December 31, 2016 and 2017, outstanding commitments to purchase property, plant and equipment of the Group were approximately NT$6,630,957 thousand and NT$7,019,377 thousand (US$236,821 thousand), respectively, of which NT$668,509 thousand and NT$294,194 thousand (US$9,926 thousand) had been prepaid, respectively. As of December 31, 2016 and 2017, the commitment that the Group has contracted for the construction related to our real estate business were approximately NT$1,574,822 thousand and NT$1,548,806 thousand (US$52,254 thousand), respectively.

c.	In consideration of corporate social responsibility for environmental protection, the Company’s board of directors, in December 2013, approved contributions to be made in the next 30 years, at a total amount of NT$3,000,000 thousand, at the minimum, to environmental protection efforts in Taiwan.

In January 2018, the Company’s board of directors approved to contribute NT$100,000 thousand (US$3,374 thousand) to ASE Cultural & Educational Foundation for continuously implementing environmental effort in promoting the related domestic environmental protection and public service activities.

38. SIGNIFICANT SUBSEQUENT EVENTS

In February 2018, Universal Global Electronics Co., Limited, a new subsidiary of the Group, has signed a joint venture agreement with other company and plans to form a joint venture in Brazil.

39. SIGNIFICANT ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The following information was aggregated by the foreign currencies other than functional currencies of the group entities and the exchange rates between foreign currencies and respective functional currencies were disclosed. The significant financial assets and financial liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousand)	Exchange Rate	Carrying Amount (In Thousand)

December 31, 2016

Monetary financial assets
US$	$3,106,557	US$1=NT$32.25	$100,186,466
US$	1,020,769	US$1=CNY6.9370	32,919,814
JPY	4,976,309	JPY1=NT$0.2756	1,371,471
JPY	9,277,760	JPY1=US$0.0085	2,556,951

Monetary financial liabilities
US$	3,013,288	US$1=NT$32.25	97,178,536
US$	891,487	US$1=CNY6.9370	28,750,462
JPY	5,881,716	JPY1=NT$0.2756	1,621,001
JPY	9,543,756	JPY1=US$0.0085	2,630,259

December 31, 2017

Monetary financial assets
US$	3,065,296	US$1=NT$29.76	91,223,195
US$	1,193,369	US$1=CNY6.5342	35,514,653
JPY	5,005,435	JPY1=NT$0.2642	1,322,436
JPY	8,113,284	JPY1=US$0.0089	2,143,530

(continued)

	Foreign Currencies (In Thousand)	Exchange Rate	Carrying Amount (In Thousand)

Monetary financial liabilities
US$	$2,902,995	US$1=NT$29.76	$86,393,137
US$	1,007,629	US$1=CNY6.5342	29,987,042
JPY	5,415,677	JPY1=NT$0.2642	1,430,822
JPY	8,598,832	JPY1=US$0.0089	2,271,811

(concluded)

The significant realized and unrealized foreign exchange gain (loss) were as follows:

	For the Year Ended December 31
	2015		2016		2017
Functional Currencies	Exchange Rate	Net Foreign Exchange Gain (Loss)	Exchange Rate	Net Foreign Exchange Gain (Loss)	Exchange Rate	Net Foreign Exchange Gain
		NT$		NT$		NT$	US$ (Note 4)

NT$		$(695,510)		$1,494,044		$4,130,243	$139,347
US$	US$1=NT$32.825	136,795	US$1=NT$32.25	203,258	US$1=NT$29.76	(244,802)	(8,259)
CNY	CNY1=NT$5.0550	(271,358)	CNY1=NT$4.649	224,393	CNY1=NT$4.5545	(337,630)	(11,391)

		$(830,073)		$1,921,695		$3,547,811	$119,697

40.	OTHERS

a)	On December 20, 2013, the Kaohsiung Environmental Protection Bureau (“KEPB”) imposed a fine of NT$102,014 thousand (“the Administrative Fine”) upon the Company for the violation of the Water Pollution Control Act. The Company filed an administrative appeal to nullify the Administrative Fine, which, however, was dismissed by the Kaohsiung City Government. The Company then filed a lawsuit with the Kaohsiung High Administrative Court seeking to revoke the dismissal decision made by the Kaohsiung City Government (the “Administrative Appeal Decision”) and the Administrative Fine, and to demand a refund of the fine paid by the Company. The judgment of the Kaohsiung High Administrative Court was rendered on March 22, 2016, ruling to revoke the Administrative Appeal Decision and the Administrative Fine, and to dismiss the other complaint filed by the Company (i.e., to demand a refund of the fine paid by the Company). The Company appealed against the unfavorable ruling on April 14, 2016. On June 8, 2017, the Supreme Administrative Court handed down a final and unappealable judgment which is in favor of the Company and ordered KEPB to return to the Company the fine already paid by the Company.

b)	For the future development and sustainable development of semiconductor industry , the Company’s board of directors approved in June 2016 to enter into and execute a joint share exchange agreement with SPIL to establish ASE Industrial Holding Co., Ltd. (”HoldCo”) and HoldCo will acquire all issued and outstanding shares of both ASE and SPIL in the way of share exchange. The share exchange will be conducted at an exchange ratio of 1 ordinary share of the Company for 0.5 ordinary share of HoldCo, and at NT$55 in cash per SPIL’s ordinary share, which has been adjusted to NT$51.2 after SPIL’s appropriation of earnings in 2016. The estimated cash consideration paid per SPIL’s ordinary share shall not be subject to adjustment if the aggregate amount of the cash dividends distributed by SPIL in 2017 is less than 85% of SPIL’s net profit for the year ended December 31, 2016.

According to the share exchange agreement, the completion of share exchange transaction is subject to the satisfaction or waiver of all conditions precedent. Unless the Company and SPIL entering into another agreement, this share exchange agreement shall be terminated automatically if the aforementioned conditions precedent are not satisfied or to be waived on or before December 31, 2017. On November 24, 2017, the Ministry of Commerce of the People’s Republic of China announced that it has conditionally approved the proposed transaction. On December 14, 2017, the Company and SPIL entered into an addendum to the aforementioned joint share exchange agreement to amend the definition of Long Stop Date from December 31, 2017 to October 31, 2018. As of the date the consolidated financial statements were approved for issue by board of directors, the share exchange transaction has been approved both at the Company and SPIL’s special shareholders’ meetings, and will be completed on April 30, 2018 on which the HoldCo will be established.

Due to the aforementioned share exchange agreement, treasury shares of the Company and the convertible bonds embedded with conversion option recognized as equity issued by the Company were affected as follows:

1)	For the outstanding balance of the Bonds, except where the Bonds have been redeemed or repurchased and cancelled or converted by the holders by exercising their conversion rights before the share exchange record date, the holders of the Bonds may, after the Company obtains approval from all relevant competent authorities and after the share exchange record date, convert such outstanding balance into newly issued HoldCo common shares. The conversion shall be subject to applicable laws, the indenture of the Bonds and the share exchange ratio. As of December 31, 2017, the outstanding balance of the Bonds has been fully converted or redeemed.

2)	Treasury shares purchased before the share exchange record date for the conversion of the Currency Linked Bonds will be exchanged to HoldCo’s ordinary shares, which will still be held by the Company, based on the agreed share exchange ratio. The conversion price of the Currency Linked Bonds shall also be adjusted in accordance with the agreed share exchange ratio in the joint share exchange agreement.

3)	For the employee share options issued by the Company upon the approval from relevant competent authorities before the execution of the joint share exchange agreement, HoldCo will assume the Company’s obligations under the employee share options as of the share exchange record date. Except that the exercise price and amount shall be adjusted in accordance with the agreed share exchange ratio and that the shares subject to exercise shall be converted into HoldCo’s newly issued ordinary shares, all other terms and conditions for issuance will remain the same. The final execution arrangements shall be made by HoldCo in compliance with relevant laws and regulations and subject to the approval of relevant competent authorities.

41.	OPERATING SEGMENTS INFORMATION

The Group has the following reportable segments: Packaging, Testing, EMS and Estate. The Group packages bare semiconductors into finished semiconductors with enhanced electrical and thermal characteristics; provides testing services, including front-end engineering testing, wafer probing and final testing services; engages in the designing, assembling, manufacturing and sale of electronic components and telecommunications equipment motherboards, real estate business in development, sale and leasing. Information about other business activities and operating segments that are not reportable are combined and disclosed in “Others.” The Group engages in other activities such as substrate production.

The accounting policies for segments are the same as those described in Note 4. The measurement basis for resources allocation and performance evaluation is based on profit before income tax.

Segment information for the years ended December 31, 2015, 2016 and 2017 was as follows:

a.	Segment revenues and operation results

						Adjustments
	Packaging	Testing	EMS	Estate	Others	and Eliminations	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$

For the year ended December 31, 2015

Revenue from external customers	$116,607,314	$25,191,916	$138,242,100	$1,340	$3,259,866	$-	$283,302,536
Inter-segment revenues (Note)	9,454,671	191,608	58,451,996	-	7,659,282	(75,757,557)	-
Segment revenues	126,061,985	25,383,524	196,694,096	1,340	10,919,148	-	359,060,093
Interest income	53,235	12,536	149,385	54,876	13,445	(41,393)	242,084
Interest expense	(1,520,118)	(5,821)	(147,792)	-	(636,448)	41,393	(2,268,786)
Depreciation and amortization	(18,946,460)	(6,516,912)	(2,738,722)	(24,074)	(1,292,496)	-	(29,518,664)
Share of the profit of associates and joint ventures	126,265	-	-	-	-	-	126,265
Impairment loss	(139,397)	-	(102,389)	-	(16,343)	-	(258,129)
Segment profit before income tax	15,479,868	6,354,140	2,874,944	(172,521)	475,357	-	25,011,788
Expenditures for segment assets	19,691,068	4,754,481	2,917,939	143,436	773,897	-	28,280,821

December 31, 2015

Investments accounted for using the equity method	37,122,244	-	-	-	-	-	37,122,244
Segment assets	193,323,304	42,652,569	79,997,341	30,000,273	19,013,405	-	364,986,892

For the year ended December 31, 2016

Revenue from external customers	125,282,829	27,031,750	115,395,130	3,909,580	3,264,818	-	274,884,107
Inter-segment revenues (Note)	4,929,897	243,980	47,721,424	-	9,186,359	(62,081,660)	-
Segment revenues	130,212,726	27,275,730	163,116,554	3,909,580	12,451,177	-	336,965,767
Interest income	32,499	41,405	130,659	29,131	8,166	(11,793)	230,067
Interest expense	(1,727,127)	(5,980)	(44,433)	-	(451,790)	11,793	(2,217,537)
Depreciation and amortization (After retrospectively adjusted)	(18,706,891)	(6,566,936)	(2,759,298)	(55,271)	(1,382,041)	-	(29,470,437)
Share of the profit of associates and joint ventures (After retrospectively adjusted)	1,513,394	(9,484)	-	-	-	-	1,503,910
Impairment loss	(974,095)	(4,136)	(1,886)	-	-	-	(980,117)
Segment profit before income tax	13,921,640	7,226,531	4,626,263	1,546,326	647,945	-	27,968,705
Expenditures for segment assets	17,561,135	8,247,003	906,042	114,462	852,220	-	27,680,862

December 31, 2016

Investments accounted for using the equity method (After retrospectively adjusted)	49,597,195	227,495	-	-	-	-	49,824,690
Segment assets (After retrospectively adjusted)	200,604,111	42,962,643	73,915,639	28,468,242	11,979,941	-	357,930,576

For the year ended December 31, 2017

Revenue from external customers	126,225,119	26,157,277	133,948,016	412,863	3,697,933	-	290,441,208
Inter-segment revenues (Note)	4,911,026	184,707	47,119,404	23,943	8,359,697	(60,598,777)	-
Segment revenues	131,136,145	26,341,984	181,067,420	436,806	12,057,630	-	351,039,985
Interest income	43,744	48,532	269,640	30,441	183,824	(269,310)	306,871
Interest expense	(1,969,562)	(11,920)	-	(62,714)	-	269,310	(1,774,886)
Depreciation and amortization	(19,105,457)	(6,476,743)	(2,133,253)	(180,792)	(1,308,939)	-	(29,205,184)
Share of the profit or loss of associates and joint ventures	568,291	(42,509)	-	-	-	-	525,782
Impairment loss	(218,214)	(72,798)	-	-	(473,869)	-	(764,881)
Segment profit before income tax	12,065,304	6,904,067	6,883,327	5,120,301	47,664	-	31,020,663
Expenditures for segment assets	17,769,612	4,507,097	850,235	169,559	381,179	-	23,677,682

December 31, 2017

Investments accounted for using the equity method	48,566,333	187,418	-	-	-	-	48,753,751
Segment assets	195,503,889	43,383,691	81,588,691	33,080,694	10,365,307	-	363,922,272

						Adjustments
	Packaging	Testing	EMS	Estate	Others	and Eliminations	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

For the year ended December 31, 2017

Revenue from external customers	$4,258,607	$882,499	$4,519,164	$13,929	$124,762	$-	$9,798,961
Inter-segment revenues (Note)	165,689	6,232	1,589,723	808	282,041	(2,044,493)	-
Segment revenues	4,424,296	888,731	6,108,887	14,737	406,803	-	11,843,454
Interest income	1,476	1,637	9,097	1,027	6,202	(9,086)	10,353
Interest expense	(66,450)	(402)	-	(2,116)	-	9,086	(59,882)
Depreciation and amortization	(644,584)	(218,514)	(71,972)	(6,100)	(44,161)	-	(985,331)
Share of the profit or loss of associates and joint ventures	19,173	(1,434)	-	-	-	-	17,739
Impairment loss	(7,362)	(2,456)	-	-	(15,988)	-	(25,806)
Segment profit before income tax	407,061	232,931	232,231	172,750	1,608	-	1,046,581
Expenditures for segment assets	599,515	152,061	28,685	5,721	12,860	-	798,842

December 31, 2017

Investments accounted for using the equity method	$1,638,540	$6,323	$-	$-	$-	$-	$1,644,863
Segment assets	6,595,947	1,463,687	2,752,655	1,116,083	349,707	-	12,278,079

Note:	Inter-segment revenues were eliminated upon consolidation.

(Concluded)

b.	Revenue from major products and services

	For the Year Ended December 31
	2015	2016	2017
	NT$	NT$	NT$	US$ (Note 4)

Packaging service	$116,607,314	$125,282,829	$126,225,119	$4,258,607
Testing service	25,191,916	27,031,750	26,157,277	882,499
Electronic components manufacturing service	138,242,100	115,395,130	133,948,016	4,519,164
Others	3,261,206	7,174,398	4,110,796	138,691

	$283,302,536	$274,884,107	$290,441,208	$9,798,961

c.	Geographical information

Geographical information about revenue from external customers and noncurrent assets are reported based on the country where the external customers are headquartered and noncurrent assets are located, respectively.

1)	Net revenues from external customers

	For the Year Ended December 31
	2015	2016	2017
	NT$	NT$	NT$	US$ (Note 4)

United States	$205,730,670	$180,745,837	$196,462,345	$6,628,284
Taiwan	32,631,149	38,868,679	35,413,647	1,194,792
Asia	22,885,128	29,896,304	30,201,332	1,018,938
Europe	20,577,069	23,275,732	26,445,240	892,215
Others	1,478,520	2,097,555	1,918,644	64,732

	$283,302,536	$274,884,107	$290,441,208	$9,798,961

2)	Noncurrent assets, excluding financial instruments, post-employment benefit assets and deferred tax assets

	December 31
	2016	2017
	NT$	NT$	US$ (Note 4)

Taiwan	$97,337,094	$93,350,839	$3,149,489
China	34,142,577	45,376,164	1,530,910
Others	26,935,370	25,025,498	844,315

	$158,415,041	$163,752,501	$5,524,714

d.	Major customers

Except one customer from which the operating revenues generated from packaging and EMS segments was NT$88,311,697 thousand, NT$66,554,659 thousand and NT$83,873,393 thousand (US$2,829,737 thousand) in 2015, 2016 and 2017, respectively, the Group did not have other single customer to which the operating revenues exceeded 10% of operating revenues for the years ended December 31, 2015, 2016 and 2017.