Form 20-F
period 2018-12-31
ASE Technology Holding Co., Ltd.
filed 2019-04-26
CIK 1122411

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-16125

(Exact name of Registrant as specified in its charter)

ASE Technology Holding Co., Ltd.

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

*Traded in the form of American Depositary Receipts evidencing American Depositary Shares (the “ADSs”), each representing two common shares of ASE Technology Holding Co., Ltd.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

4,321,629,382 Common Shares, par value NT$10 each**

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

Yes ☒         No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and l “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Yes ☐         No ☒

** As a result of the exercise of employee stock options subsequent to December 31, 2018, as of January 31, 2019, we had 4,322,321,982 shares outstanding.

USE OF CERTAIN TERMS

Unless the context otherwise requires, references in this annual report to:

•	“2013 Capital Increase” are to issuance of 130,000,000 common shares for public subscription, which was effected by way of an increase in the authorized share capital in the amount of NT$1,300.0 million of the Company in September 2013;

•	“2016 Bonds” are to RMB500.0 million 4.250% Guaranteed Bonds due September 20, 2016, issued by Anstock Limited;

•	“2018 Convertible Bonds” are to US$400.0 million Zero Coupon Convertible Bonds due September 5, 2018, issued by the Company;

•	“2018 NTD-linked Convertible Bonds” are to US$200.0 million NTD-linked Zero Coupon Convertible Bonds due March 27, 2018, issued by the Company;

•	“ASE” or “ASE Inc. ” are to Advanced Semiconductor Engineering Inc. and, unless the context requires otherwise, its subsidiaries;

•	“ASE Chung Li” are to ASE (Chung Li) Inc., a company previously incorporated under the laws of the R.O.C. that merged into ASE Inc. on August 1, 2004;

•	“ASE Electronics” are to ASE Electronics Inc., a company incorporated under the laws of the R.O.C.;

•	“ASE Japan” are to ASE Japan Co. Ltd., a company incorporated under the laws of Japan;

•	“ASE Korea” are to ASE (Korea) Inc., a company incorporated under the laws of the Republic of Korea;

•	“ASE Material” are to ASE Material Inc., a company previously incorporated under the laws of the R.O.C. that merged into ASE Inc. on August 1, 2004;

•	“ASE Shanghai” are to ASE (Shanghai) Inc., a company incorporated under the laws of the P.R.C.;

•	“ASE Test” are to ASE Test Limited, a company incorporated under the laws of Singapore;

•	“ASE Malaysia” are to ASE Electronics (M) Sdn. Bhd., a company incorporated under the laws of Malaysia;

•	“ASE Test Taiwan” are to ASE Test, Inc., a company incorporated under the laws of the R.O.C.;

•	“ASEEE” are to ASE Embedded Electronics Inc., a company incorporated under the laws of the R.O.C.;

•	“ASEH,” the “Company,” “ASE Technology Holding,” “we,” “us” or “our” are to ASE Technology Holding Co., Ltd. and, unless the context requires otherwise, its subsidiaries;

•	“ASEKS” are to ASE (KunShan) Inc., a company incorporated under the laws of the P.R.C.;

•	“ASEN” are to Suzhou ASEN Semiconductors Co., Ltd., a company incorporated under the laws of the P.R.C.;

•	“ASESH AT” are to ASE Assembly & Test (Shanghai) Limited, formerly known as Global Advanced Packaging Technology Limited, or GAPT, a company incorporated under the laws of the P.R.C.;

•	“ASEWH” are to ASE (Weihai), Inc., a company incorporated under the laws of the P.R.C.;

•	“Deposit Agreement” are to deposit agreement dated September 29, 2000 among Citibank, N.A., as depositary, holders and beneficial owners of ADSs and us, which was filed as an exhibit to our registration statement on post-effective amendment No. 2 to Form F-6 on September 16, 2003, and its two amendments, which were filed as an exhibit to our registration statement on post-effective amendment No. 1 to Form F-6 on April 3, 2006 and our registration statement on post-effective amendment No. 2 to Form F-6 on October 25, 2006;

•	“EEMS Test Singapore” are to EEMS Test Singapore Pte. Ltd., a company incorporated under the laws of Singapore, which changed its name to ASE Singapore II Pte. Ltd. and was subsequently merged into ASE Singapore Pte. Ltd. on January 1, 2011;

•	“Exchange Act” are to the U.S. Securities Exchange Act of 1934, as amended;

•	“FSC” are to the Financial Supervisory Commission of the Republic of China;

•	“Green Bonds” are to US$300.0 million 2.125% Guaranteed Bonds due July 24, 2017, offered by Anstock II Limited, our wholly owned subsidiary incorporated in the Cayman Islands;

•	“Hung Ching” are to Hung Ching Development & Construction Co. Ltd., a company incorporated under the laws of the R.O.C.;

•	“IFRS” are to International Financial Reporting Standards, International Accounting Standards and Interpretations as issued by the International Accounting Standards Board;

•	“ISE Labs” are to ISE Labs, Inc., a corporation incorporated under the laws of the State of California;

•	“Initial SPIL Tender Offer” are to ASE’s offer to purchase 779,000,000 common shares (including common shares represented by outstanding American depositary shares) of SPIL through concurrent tender offers in the R.O.C. and the U.S., at a price of NT$45 per SPIL common share and NT$225 per SPIL American depositary share, commenced on August 24, 2015 and expired on September 22, 2015;

•	“Joint Share Exchange Agreement” are to the joint share exchange agreement entered into between ASE and SPIL on June 30, 2016;

•	“Korea” or “South Korea” are to the Republic of Korea;

•	“Mainland Investors Regulations” are to the Regulations Governing Securities Investment and Futures Trading in Taiwan by Mainland Area Investors;

•	“MOEAIC” are to Investment Commission, the R.O.C. Ministry of Economic Affairs;

•	“NYSE” are to New York Stock Exchange;

•	“PowerASE” are to PowerASE Technology, Inc., a company incorporated under the laws of the R.O.C., which was merged into ASE Inc. in May 2012;

•	“PPA Effects” are the earnings effects from purchase price allocation (“PPA”). PPA is the allocation of ASEH’s purchase price of SPIL into identifiable assets acquired and liabilities assumed from SPIL based on their fair values. The fair value write-up results in earnings effects over time which generates increases to ongoing depreciation, amortization and rental expenses in operating costs and amortization in operating expenses;

•	“P.R.C.” are to the People’s Republic of China and excludes Taiwan, Macau and Hong Kong;

•	“P.R.C. Regulations” are to the Regulations Governing Mainland China Investors’ Securities Investments and Futures Trading in Taiwan;

•	“QDII” are to qualified domestic institutional investors;

•	“Republic of China”, the “R.O.C.” and “Taiwan” are to the Republic of China, including Taiwan and certain other possessions;

•	“R.O.C. Trading Day” are to a day when TWSE is open for business;

•	“SEC” are to the Securities and Exchange Commission of the U.S.;

•	“Second SPIL Tender Offer” are to ASE’s offer to purchase 770,000,000 common shares (including common shares represented by outstanding American depositary shares) of SPIL through concurrent tender offers in the R.O.C. and the U.S., at a price of NT$55 per SPIL common share and NT$275 per SPIL American depositary share, commenced on December 29, 2015 and expired on March 17, 2016 due to failure to obtain regulatory approval from the Taiwan Fair Trade Commission (“TFTC”) prior to the expiration of the Second SPIL Tender Offer;

•	“Securities Act” are to the U.S. Securities Act of 1933, as amended;

•	“Share Exchange” is the statutory share exchange pursuant to the laws of the Republic of China, through which ASEH will (i) acquire all issued shares of ASE in exchange for shares of ASEH using the share exchange ratio as described in “Item 10. Additional information—Material Contract”, and (ii) acquire all issued shares of SPIL using the cash consideration as described in “Item 10. Additional information—Material Contract.”

•	“SiP” are to system-in-package;

•	“SPIL” are to Siliconware Precision Industries Co., Ltd., and, unless the context requires otherwise, its subsidiaries;

•	“SPIL Acquisition” are to ASEH’s effort to effect an acquisition of 100% of the common shares and American depositary shares of SPIL pursuant to the Joint Share Exchange Agreement;

•	“Taiwan-IFRS” are to the Regulations Governing the Preparation of Financial Reports by Securities Issuers, the IFRS as well as related guidance translated by Accounting Research and Development Foundation and endorsed by the FSC;

•	“Tessera” are to Tessera, Inc., a company that filed a suit against the Company and its U.S. subsidiary, ASE (U.S.) Inc.;

•	“TWSE” are to Taiwan Stock Exchange;

•	“UGJQ” are to Universal Global Technology (Shanghai) Co., Ltd., a company incorporated under the laws of the P.R.C.;

•	“UGKS” are to Universal Global Technology (Kunshan) Co. Ltd., a company incorporated under the laws of the P.R.C.;

•	“UGTW” are to Universal Global Scientific Industrial Co. Ltd., a company incorporated under the laws of the R.O.C.;

•	“Universal Scientific Industrial” or “USI” are to Universal Scientific Industrial Co., Ltd., a company incorporated under the laws of the R.O.C.;

•	“Universal Scientific Industrial Shanghai” are to Universal Scientific Industrial (Shanghai) Co., Ltd., a company incorporated under the laws of the P.R.C.;

•	“U.S.” refers to United States of America;

•	“U.S. GAAP” are to accounting principles generally accepted in the U.S.;

•	“USI Inc.” are to USI Inc., a company incorporated under the laws of the R.O.C.;

•	“USI Mexico” are to Universal Scientific Industrial De Mexico S.A. DE C.V., a company incorporated under the laws of Mexico;

•	“USISZ” are to USI Electronics (Shenzhen) Co. Ltd., a company incorporated under the laws of the P.R.C.; and

•	“Wuxi Tongzhi” are to Wuxi Tongzhi Microelectronics Co., Ltd., a company incorporated under the laws of the P.R.C.

We publish our financial statements in New Taiwan dollars, the lawful currency of the R.O.C. In this annual report, references to “United States dollars,” “U.S. dollars” and “US$” are to the currency of the United States; references to “New Taiwan dollars,” “NT dollars” and “NT$” are to the currency of the R.O.C.; references to “RMB” are to the currency of the P.R.C.; references to “JP¥” are to the currency of Japan; references to “MYR” are to the currency of Malaysia; references to “SGD” are to the currency of Republic of Singapore; references to “KRW” are to the currency of Republic of Korea; and references to “EUR” are to the currency of the European Union. Unless otherwise noted, all translations from NT dollars to U.S. dollars were made at the exchange rate as set forth in the H.10 weekly statistical release of the Federal Reserve System of the United States (the “Federal Reserve Board”) as of December 31, 2018, which was NT$30.61=US$1.00, and all translations from RMB to U.S. dollars were made at the exchange rate as set forth in the H.10 weekly statistical release of the Federal Reserve Board as of December 31, 2018, which was RMB6.8755=US$1.00. All amounts translated into U.S. dollars in this annual report are provided solely for your convenience and no representation is made that the NT dollar, RMB or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or NT dollars/RMB, as the case may be, at any particular rate or at all. On April 19, 2019, the exchange rate between NT dollars and U.S. dollars as set forth in the H.10 weekly statistical release by the Federal Reserve Board was NT$30.82=US$1.00. On April 19, 2019, the exchange rate between RMB and U.S. dollars as set forth in the H.10 weekly statistical release by the Federal Reserve Board was RMB6.7032=US$1.00.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this annual report. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this annual report. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor or electronics industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the R.O.C. and the P.R.C.; general economic and political conditions; the recent global economic crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, see “Item 3. Key Information—Risk Factors.”

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

The following tables present selected consolidated financial data for ASEH as of and for the year ended December 31, 2018, and ASE as of and for the years ended December 31, 2014, 2015, 2016 and 2017.

The selected consolidated statements of comprehensive income data and cash flow data for the years ended December 31, 2016, 2017 and 2018, and the selected consolidated balance sheet data as of December 31, 2017 and 2018 set forth below are derived from our audited consolidated financial statements included in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements, including the notes thereto. The selected consolidated statements of comprehensive income data and cash flow data for the year ended December 31, 2014 and 2015 and the selected consolidated balance sheet data as of December 31, 2014, 2015 and 2016 set forth below are derived from our audited consolidated financial statements not included herein.

Our consolidated financial statements have been prepared and presented in accordance with IFRS.

Following our adoption of IFRS for SEC filing purposes, pursuant to the rule amendments adopted by the SEC that became effective on March 4, 2008, we were no longer required to reconcile our consolidated financial statements with U.S. GAAP.

ASEH was formed pursuant to the consummation of the Share Exchange on April 30, 2018. ASE is ASEH’s predecessor entity; therefore, the financial and operational results of ASEH for periods before the Share Exchange were prepared under the assumption that ASEH owned 100% shareholdings of ASE. The related assets and liabilities in ASEH’s financial data, before the date of incorporation, was recognized based on the carrying amounts of those in ASE’s financial data. The financial data of ASEH for 2018 consists the results of:

•	ASE Technology Holding Co., Ltd. and SPIL for the period from April 30, 2018 through December 31, 2018; and

•	ASE, the predecessor entity of ASEH for the twelve months ended December 31, 2018.

	As of and for the Year Ended December 31,
IFRS	2014 (Retrospectively Adjusted)(1)	2015 (Retrospectively Adjusted)(1)	2016 (Retrospectively Adjusted)(1)	2017 (Retrospectively Adjusted)(1)	2018(2)
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except earnings per share and per ADS data)
Statement of Comprehensive Income Data:
Operating revenues	256,591.4	283,302.5	274,884.1	290,441.2	371,092.4	12,123.2
Operating costs	(203,002.9)	(233,167.3)	(221,696.9)	(237,708.9)	(309,929.4)	(10,125.1)
Gross profit	53,588.5	50,135.2	53,187.2	52,732.3	61,163.0	1,998.1
Operating expenses	(23,942.7)	(25,250.6)	(26,526.8)	(27,513.7)	(34,515.3)	(1,127.5)
Other operating income and expenses, net	228.7	(251.5)	(800.3)	108.6	371.6	12.1
Profit from operations	29,874.5	24,633.1	25,860.1	25,327.2	27,019.3	882.7
Non-operating income (expense), net	(1,339.4)	378.7	2,108.6	5,693.5	4,918.4	160.7
Profit before income tax	28,535.1	25,011.8	27,968.7	31,020.7	31,937.7	1,043.4
Income tax expense	(5,666.0)	(4,311.1)	(5,390.8)	(6,523.6)	(4,513.4)	(147.5)
Profit for the year	22,869.1	20,700.7	22,577.9	24,497.1	27,424.3	895.9
Attributable to
Owners of the Company	22,228.6	19,732.1	21,324.4	22,819.1	26,220.7	856.6
Non-controlling interests	640.5	968.6	1,253.5	1,678.0	1,203.6	39.3
	22,869.1	20,700.7	22,577.9	24,497.1	27,424.3	895.9
Other comprehensive income (loss), net of income tax	5,504.4	(147.5)	(7,959.3)	(4,637.9)	(852.6)	(27.8)
Total comprehensive income for the year	28,373.5	20,553.2	14,618.6	19,859.2	26,571.7	868.1
Attributable to
Owners of the Company	27,394.3	19,659.1	13,957.0	18,524.1	25,620.5	837.0
Non-controlling interests	979.2	894.1	661.6	1,335.1	951.2	31.1
	28,373.5	20,553.2	14,618.6	19,859.2	26,571.7	868.1
Earnings per common share(3) (4):
Basic	5.78	5.16	5.57	5.59	6.18	0.20
Diluted	5.57	4.95	4.66	5.19	6.07	0.20
Dividends per common share(5)	1.29	2.00	1.60	1.40	2.50	0.08
Earnings per equivalent ADS(3) (4):
Basic	11.57	10.31	11.13	11.18	12.35	0.40
Diluted	11.14	9.90	9.31	10.38	12.14	0.40
Number of common shares(3)(6):
Basic	3,844.0	3,826.4	3,831.4	4,080.4	4,245.2	138.7
Diluted	4,110.3	4,125.0	4,142.1	4,184.6	4,251.1	138.9
Number of equivalent ADSs(3)
Basic	1,922.0	1,913.2	1,915.7	2,040.2	2,122.6	69.3
Diluted	2,055.2	2,062.5	2,071.0	2,092.3	2,125.6	69.4
Balance Sheet Data:
Current assets	159,955.2	156,732.8	142,789.7	144,938.3	201,558.9	6,584.7
Investments - non-current(7)	2,409.3	38,046.6	50,853.0	49,876.8	11,545.9	377.2
Property, plant and equipment	151,587.1	149,997.1	143,880.2	135,168.4	214,592.6	7,010.5
Intangible assets	11,913.3	11,888.6	12,107.6	11,341.4	80,872.1	2,642.0
Long-term prepayments for lease	2,586.0	2,556.2	2,237.0	8,851.3	10,764.8	351.7
Others(8)	5,267.9	5,765.6	6,063.1	13,746.1	14,727.6	481.2
Total assets	333,718.8	364,986.9	357,930.6	363,922.3	534,061.9	17,447.3
Short-term debts(9)	41,176.0	36,983.4	20,955.5	17,962.5	43,263.5	1,413.4
Current portion of long-term debts(10)	2,835.5	16,843.3	16,341.1	14,441.3	10,796.2	352.7
Long-term debts(11)	55,375.8	66,535.1	74,354.9	44,501.5	144,336.9	4,715.3
Other liabilities(12)	78,640.1	78,700.1	79,437.9	85,706.8	116,637.4	3,810.5
Total liabilities	178,027.4	199,061.9	191,089.4	162,612.1	315,034.0	10,291.9
Share capital	78,715.2	79,185.7	79,568.0	87,380.8	43,217.1	1,411.9
Non-controlling interests	8,209.9	11,492.5	12,000.6	13,190.1	17,639.5	576.2

	As of and for the Year Ended December 31,
IFRS	2014 (Retrospectively Adjusted)(1)	2015 (Retrospectively Adjusted)(1)	2016 (Retrospectively Adjusted)(1)	2017 (Retrospectively Adjusted)(1)	2018(2)
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except earnings per share and per ADS data)
Equity attributable to owners of the Company	147,481.5	154,432.4	154,840.6	188,120.1	201,388.4	6,579.2
Cash Flow Data:
Capital expenditures	(39,599.0)	(30,280.1)	(26,714.2)	(24,699.2)	(41,386.4)	(1,352.1)
Depreciation and amortization	26,350.8	29,518.7	29,470.4	29,205.2	42,688.9	1,394.6
Net cash inflow from operating activities	45,863.5	57,548.3	52,107.9	47,430.8	51,074.7	1,668.6
Net cash outflow from investing activities	(38,817.9)	(63,351.4)	(43,159.5)	(16,086.2)	(129,542.3)	(4,232.0)
Net cash inflow (outflow) from financing activities	(2,797.0)	8,636.3	(21,087.0)	(19,323.4)	83,111.4	2,715.2
Segment Data:
Operating revenues:
Packaging	121,336.5	116,607.3	125,282.8	126,225.1	178,308.2	5,825.2
Testing	25,874.7	25,191.9	27,031.8	26,157.3	35,903.2	1,172.9
Electronic manufacturing services	105,784.4	138,242.1	115,395.1	133,948.0	151,890.4	4,962.1
Others	3,595.8	3,261.2	7,174.4	4,110.8	4,990.6	163.0
Gross profit:
Packaging	33,040.2	30,348.5	28,524.6	28,785.3	33,669.0	1,099.9
Testing	9,632.0	9,025.7	9,980.6	9,303.6	12,289.5	401.5
Electronic manufacturing services	9,118.9	9,433.4	11,234.8	13,562.5	14,278.8	466.5
Others	1,797.4	1,327.6	3,447.3	1,080.9	925.7	30.2

(1)	Financial data for ASE, except for earnings per common share, earnings per equivalent ADS, number of common shares and number of equivalent ADSs which have been retrospectively adjusted to reflect share exchange ratio stated in the Joint Share Exchange Agreement for the years ended December 31, 2014, 2015, 2016 and 2017. For details about the Joint Share Exchange Agreement, see “Item 10. Additional information—Material Contract.”

(2)	Financial data for ASEH are derived from the results of: (a) ASE Technology Holding Co., Ltd. and SPIL for the period from April 30, 2018 through December 31, 2018; and (b) ASE, the predecessor entity of ASEH, for the twelve months ended December 31, 2018.

(3)	We retrospectively adjusted the earnings per common share, earnings per equivalent ADS, number of common shares and number of equivalent ADSs in accordance with share exchange ratio stated in the Joint Share Exchange Agreement for the years ended December 31, 2014, 2015, 2016 and 2017, which differ from the results included in our annual reports on Form 20-F for the years ended December 31, 2014, 2015, 2016 and 2017. For details about the Joint Share Exchange Agreement, see “Item 10. Additional information—Material Contract.”

(4)	The denominators for diluted earnings per common share and diluted earnings per equivalent ADS are calculated to account for the potential diluted factors, such as employees’ compensation, the exercise of options and conversion of our convertible bonds into our common shares.

(5)	Dividends per common share issued as a cash dividend, a stock dividend and distribution from capital surplus.

(6)	Represents the weighted average number of shares after retroactive adjustments to give effect to stock dividends and Joint Share Exchange Agreement aforementioned. Common shares held by consolidated subsidiaries are classified as “treasury stock,” and are deducted from the number of common shares outstanding.

(7)	Including available-for-sale financial assets — non-current and investments accounted for using the equity method for the years ended December 31, 2014, 2015, 2016 and 2017. Starting from 2018, upon initial application of IFRS 9 “Financial Instruments” (“IFRS 9”), the category includes financial assets at fair value through profit or loss — non-current, financial assets at fair value through other comprehensive income — non-current and investments accounted for using the equity method. See note 3 to our consolidated financial statements included herein for further information regarding the initial application of IFRS 9.

(8)	Including investment properties, deferred tax assets, other financial assets — non-current and other non-current assets.

(9)	Including short-term bank loans and short-term bills payable.

(10)	Including current portion of long-term borrowings and current portion of capital lease obligations.

(11)	Including bonds payable, long-term borrowings (consisted of bank loans and bills payable) and capital lease obligations.

(12)	Including (x) current liabilities other than short-term debts and current portion of long-term debts and (y) non-current liabilities other than long-term debts.

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

REASON FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

RISK FACTORS

Risks Relating to the SPIL Acquisition

Due to the SPIL Acquisition, our financial and operational results for 2018 may not be comparable with prior periods

ASEH was formed pursuant to the consummation of the Share Exchange on April 30, 2018. ASE is ASEH’s predecessor entity; therefore, the financial and operational results of ASEH for periods before the Share Exchange were prepared under the assumption that ASEH owned 100% shareholdings of ASE. The financial and operational results before April 30, 2018 reflect the business operations of ASE prior to the establishment of ASEH. The financial and operational results for the second quarter of 2018 reflect the business operations of ASE starting from April 1, 2018 and the business operations of ASEH starting from April 30, 2018. The financial and operational results after April 30, 2018, including third quarter and fourth quarter of 2018, reflect the combined operations after the SPIL Acquisition. Therefore, the financial and operational results of these quarters may not be comparable and the consolidated financial information for periods after the SPIL Acquisition may not be comparable with the consolidated financial information for the prior periods. In addition, the audited consolidated financial statements for the year ended December 31, 2018 may not be comparable to that of the prior years.

There may be risks associated with our current holding company structure.

We entered into the Joint Share Exchange Agreement with SPIL in June 2016, pursuant to which ASEH, a holding company in Taiwan, holds 100% of the equity interests in both ASE and SPIL such that ASE and SPIL became wholly owned subsidiaries of ASEH. Other than the aforementioned change in corporate structure, ASE and SPIL maintained independent operations as each did before the consummation of the SPIL Acquisition. The common shares of ASE and SPIL were delisted from the TWSE. The ADSs of ASE and SPIL were delisted from NYSE and NASDAQ, respectively, and became eligible for deregistration under the Exchange Act. Subsequently, the common shares of ASEH were listed on the TWSE, and the ADSs of ASEH were listed on the NYSE. The implementation of such corporate structure restructuring plan may result in contingent risks, including increase in tax liabilities or trading discounts relating to a holding company discount that may become apparent in the future. For details about the Joint Share Exchange Agreement, see “Item 10. Additional Information—Material Contract.”

The SAMR Anti-Monopoly Bureau may ultimately take unfavorable actions against us even if we fully comply with the 24 months Hold-Separate conditions.

On November 24, 2017, we received approval from the Ministry of Commerce of the People’s Republic of China (“MOFCOM”) for the Share Exchange under the condition that ASE and SPIL maintain independent operations, among other conditions, for 24 months (“Hold-Separate conditions”). On April 10, 2018, the Anti-Monopoly Bureau under the newly-formed State Administration for Market Regulation (“SAMR”) assumed MOFCOM’s responsibility for antitrust enforcement and continues to monitor our compliance with relevant antitrust laws. While we abide by the Hold-Separate conditions, the Anti-Monopoly Bureau has the authority to and may further impose more restrictive conditions without advance notice.

In the event that the Hold-Separate conditions cannot be satisfied, we may re-evaluate our interest in SPIL and may consider, among other legally permissible alternatives, to dispose our SPIL shares at a loss, which may significantly affect our financial position. If we receive more restrictive antitrust related conditions from the Anti-Monopoly Bureau, we may face greater difficulties in successfully integrating SPIL into our existing organization or in realizing anticipated benefits and cost synergies afterwards. Each of these risks could have a material adverse effect on our business and operations, including our relationship with customers, suppliers, employees and other constituencies, or otherwise adversely affect our financial condition and results of operations.

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

Market conditions in the semiconductor and electronics industries depend to a large degree on conditions in the markets for the end-use applications of various products, such as communications, computing and consumer electronics products. Any deterioration of conditions in the markets for the end-use applications would reduce demand for our services, and would likely have a material adverse effect on our financial condition and results of operations. In 2018, approximately 49.9%, 14.0% and 36.1% of our operating revenues from packaging and testing were attributed to the packaging and testing of semiconductors used in communications, computing and consumer electronics/industrial/automotive/other applications, respectively. In the same year, approximately 35.7%, 14.2%, 34.3%, 10.0% and 5.8% of our operating revenues from electronic manufacturing services were attributed to the communications, computers and storage, consumer electronics applications, industrial and automotive applications, respectively. Across end-use applications, our customers face intense competition and significant shifts in demand, which could put pricing pressure on our services and may adversely affect our revenues and net income.

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

In addition, some of our competitors may have superior financial, marketing, manufacturing, research and development and technological resources than we do. For example, the central government of the P.R.C. as well as provincial and municipal governments have provided various incentives to domestic companies in the semiconductor industry, including major semiconductor testing and packaging providers, such as Jiangsu Changjiang Electronics Technology Co., Ltd. Similarly, our customers may face competition from their competitors in the P.R.C., and such competitors may also receive significant subsidies from the P.R.C. government. As we are downstream suppliers, the impact of such government policies on competition and price pressure of our customers may negatively impact our own business. Increasing competition may lead to declines in product prices and profitability and could have a material adverse effect on our business, financial condition, results of operations and future prospects.

Our profitability depends on our ability to respond to rapid technological changes in the semiconductor industry.

The semiconductor industry is characterized by rapid increases in the diversity and complexity of semiconductors. As a result, we expect that we will need to constantly offer more sophisticated packaging and testing technologies and processes in order to respond to competitive industry conditions and customer requirements. We have successfully combined our packaging, testing and materials technologies with the expertise of electronic manufacturing services at the systems level to develop our SiP business. We also entered into multiple technology license agreements with DECA Technologies Inc. to advance our fan-out technology. There is, however, no assurance that our development efforts for our SiP business or the use of licensed technology to further advance our fan-out technology will be successful.

Additionally, in August 2018, we resolved to sell our 30.0% equity interest of ASEN to Tsinghua Unigroup Ltd.. We believe the strategic relationship with Tsinghua Unigroup Ltd. will allow us to expand our opportunities in the P.R.C.’s fast-growing semiconductor market. Although we expect this strategic relationship will expand our opportunities in the semiconductor market, we cannot assure you that this relationship will be productive or lead to sustainable commercial success. We continue to develop new products in anticipation of future demand. However, there is no assurance that the launch of any new product will be successful or that whether we will be able to produce sufficient quantities of these products to meet market demand. If we fail to develop, or obtain access to, advances in packaging or testing technologies or processes, we may become less competitive and less profitable. In addition, advances in technology typically lead to declining average selling prices for semiconductors packaged or tested with older technologies or processes. As a result, if we cannot reduce the costs associated with our services, the profitability of a given service and our overall profitability may decrease over time.

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

We have significantly expanded our operations through acquisitions and joint ventures in recent years. In 2010, we acquired the controlling interest of Universal Scientific Industrial to expand our product offering scope to electronic manufacturing services. In May 2015, we entered into a joint venture agreement with TDK Corporation to further expand our business in embedded substrates. In June 2016, we entered into the Joint Share Exchange Agreement with SPIL to take advantage of the synergy effect of business combination between SPIL and ASE. In February 2018, we entered into a joint venture agreement with Qualcomm Incorporated to expand our SiP business. In August 2018, to advance our global supply system and expand our commercial reach in Europe, we entered into an equity transfer agreement with Chung Hong Electronics (Suzhou) Co., Ltd. to acquire its 60.0% equity in its Polish subsidiary Chung Hong Electronics Poland SP.Z.O.O. In August 2018, we also entered into a joint venture framework contract and shareholder agreement with Cancon Information Industry Co., Ltd. to align corporate resources and advance our position in the field of secure and controllable high-performance server products. In October 2018, we entered into a share capital and reserves increase agreement with Jinhua Integrated Circuit Co., Ltd. to jointly invest in Siliconware Electronics (Fujian) Co., Limited to form a strategic alliance to secure stable orders; this agreement however has been paused and will not be continued in the foreseeable future. In January 2019, we entered into a project investment agreement with China Merchants Group of Huizhou Daya Bay Economic and Technological Development Zone of Guangdong Province, to set up a wholly-owned subsidiary in Huizhou Daya Bay Economic and Technological Development Zone to address the growing needs of our capacity expansion and the development of our business in South China.

While we expect that we will continue to expand our operations in the future to broaden our product offerings, rapid expansion may strain our managerial, technical, financial, operational and other resources. As a result of our expansion, we have implemented and will continue to implement additional operational and financial controls and hire and train additional personnel. Any failure to manage our growth effectively could lead to inefficiencies and redundancies and result in reduced growth prospects and profitability.

In addition, we have made several investments in the real estate development businesses in China. The P.R.C. property market is volatile and may experience undersupply or oversupply and property price fluctuations. The central and local governments frequently adjust monetary and other fiscal policies to prevent and curtail the overheating of the economy. Such policies may lead to changes in market conditions, including price instability and imbalance of supply and demand in respect of office, residential, retail, entertainment, cultural and intellectual properties. We may continue to make investments in this area in the future and our diversification in this industry may put pressure on our managerial, financial, operational and other resources. Our exposure to risks related to real estate development may also increase over time as a result of our expansion into such a business. There can be no assurance that our investments in such a business will yield the anticipated returns and that our expansion into such a business, including the resulting diversion of management’s attention, will not adversely affect our core business operations.

We may not be successful in pursuing mergers and acquisitions. Any mergers or acquisitions we make may lead to a diversion of management resources.

Our future success may depend on acquiring businesses and technologies, making investments or forming joint ventures that complement, enhance or expand our current product offerings or otherwise offer us growth opportunities. In pursuing such acquisitions, we may face competition from other companies in the semiconductor industry. Our ability to acquire or invest in suitable targets may be limited by applicable laws and regulations in the R.O.C., P.R.C., the United States and other jurisdictions where we do business. Even if we are successful in making such acquisitions or investments, we may have to expend substantial amounts of cash, incur debt, assume loss-making divisions and incur other types of expenses. We may also face challenges in successfully integrating any acquired companies into our existing organization or in creating the anticipated synergistic benefits. Each of these risks could have a material adverse effect on our business, financial condition and results of operations.

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

We did not recognize impairment loss in 2016 and 2017 in our investment using the equity method of accounting. In 2018, we evaluated the recoverable amount of our equity method investments, Deca Technologies Inc., by the present value of cash flow projection made by equity method investment’s management with a discount rate of 14.1%. The recoverable amount was lower than its carrying amount, therefore, we recognized impairment charges of NT$521.0 million (US$17.0 million). See “Item 5. Operating and Financial Review and Prospects—Operating Results and Trend Information—Critical Accounting Policies and Estimates—Valuation of Investments.”

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

We have on occasion failed to comply with certain financial covenants in some of our loan agreements. Such non-compliance may also have, through broadly worded cross-default provisions, resulted in default under some of the agreements governing our other existing debt. For example, we failed to comply with certain financial covenants in some of our loan agreements as a result of our acquisition of the controlling interest of Universal Scientific Industrial in February 2010, for which we have timely obtained waivers from our counterparties. If we are unable to timely rectify any possible non-compliance under such loan agreements or obtain applicable waivers or amendments, we would breach our financial covenants and our financial condition would be adversely affected. As of December 31, 2018, we were not in breach of any of the financial covenants under our existing loan agreements, although we cannot provide any assurance that we will not breach any of such financial covenants in the future.

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

Dr. Tien Wu, ASEH’s director and chief operating officer, is currently undergoing a criminal proceeding brought by the Kaohsiung Prosecutor’s Office. The indictment alleges that Dr. Tien Wu violated Article 157-1 of the R.O.C. Securities and Exchange Act for insider trading activities involving SPIL common shares conducted during the period when the Initial SPIL Tender Offers, the Second SPIL Tender Offers and negotiations of the memorandum of understanding in relation to SPIL Acquisition took place. Dr. Tien Wu is accused of tipping off a friend about the aforementioned tender offers and negotiation ahead of the public announcements. No judicial conclusion has been reached yet for this proceeding. Further development of this proceeding may result in regulatory scrutiny from the TWSE or other regulators on a discretionary basis. If Dr. Tien Wu is sentenced due to the alleged violations, investor confidence in our company could be impaired and our business capacity to retain or attract clients could be negatively affected. ASEH has reinforced internal control measures after this incident and no ASEH directors are expected to become party to any current or future litigation related to Dr. Tien Wu.

On October 26, 2018, the R.O.C. Securities and Futures Investors Protection Center filed a civil lawsuit against Dr. Tien Wu and ASEH, requesting the court to remove him from ASEH’s board based on Article 10-1 of the Securities Investor and Futures Trader Protection Act. The proceeding is currently stayed by consent of the parties for a period of four months starting from March 28, 2019. There is no assurance that this proceeding or the further scrutiny from regulators will not generate publicity or media attention. Any negative publicity in connection to this legal proceeding may adversely affect ASEH’s brand and reputation and result in a material adverse impact on their business operations and prospects. As ASEH depends on the continued service of its executive officers and is not insured against the loss of service of any of their personnel, ASEH’s business operations could suffer if it loses the service of any executive officers, including Dr. Tien Wu, and cannot adequately replace them.

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

Currently, the majority of our revenues are denominated in U.S. dollars, with a portion denominated in NT dollars and Japanese yen. Our operating costs and operating expenses, on the other hand, are incurred in several currencies, primarily NT dollars, U.S. dollars, RMB, Japanese yen, Korean won, as well as, to a lesser extent, Singapore dollars and Malaysian ringgit. In addition, a substantial portion of our capital expenditures, primarily for the purchase of packaging and testing equipment, has been, and is expected to continue to be, denominated in U.S. dollars, with the remainder in Japanese yen. Fluctuations in exchange rates, primarily among the U.S. dollar and Japanese yen against the NT dollar and RMB, will affect our costs and operating margins. In addition, these fluctuations could result in exchange losses and increased costs in NT dollar and other local currency terms. Despite hedging and mitigating techniques implemented by us, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations. We recognized net foreign exchange gains of NT$1,928.4 million in 2016, net foreign exchange gains of NT$3,502.6 million in 2017 and net foreign exchange losses of NT$1,015.6 million (US$33.2 million) in 2018. We cannot assure you that we will achieve foreign exchange gains in the future. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk—Foreign Currency Exchange Rate Risk.”

The loss of a large customer or disruption of our strategic alliance or other commercial arrangements with semiconductor foundries and providers of other complementary semiconductor manufacturing services may result in a decline in our revenues and profitability.

Although we have a large customer base, we have derived and expect to continue to derive a large portion of our revenues from a small group of customers during any particular period due in part to the concentration of market share in the semiconductor and electronics industries. Our five largest customers together accounted for approximately 42.0%, 46.4% and 46.2% of our operating revenues in 2016, 2017 and 2018, respectively. One customer accounted for more than 10.0% of our operating revenues in 2016, 2017 and 2018. The demand for our services from a customer is directly dependent upon that customer’s level of business activity, which could vary significantly from year to year. Our key customers typically operate in the cyclical semiconductor and electronic business and, in the past, have varied, and may vary in the future, order levels significantly from period to period. Some of these companies are relatively small, have limited operating histories and financial resources, and are highly exposed to the cyclicality of the industry. We cannot assure you that these customers or any other customers will continue to place orders with us in the future at the same levels as in past periods. The loss of one or more of our significant customers, or reduced orders by any one of them, and our inability to replace these customers or make up for such orders, could adversely affect our revenues and profitability. In addition, we have in the past reduced, and may in the future be requested to reduce, our prices to limit the level of order cancellations. Any price reduction would likely reduce our margins and profitability.

Since 1997, we have maintained a strategic alliance with Taiwan Semiconductor Manufacturing Company Limited, or TSMC, one of the world’s largest dedicated semiconductor foundries. TSMC designates us as their non-exclusive preferred provider of packaging and testing services for semiconductors manufactured by TSMC. In May 2015, we entered into a joint venture agreement with TDK Corporation to further expand our business in embedded substrates. In February 2018, we entered into a joint venture agreement with Qualcomm Incorporated to expand our SiP business. In August 2018, we resolved to sell our 30.0% equity interest in ASEN to Tsinghua Unigroup Ltd. In August 2018, we entered into an equity transfer agreement with Chung Hong Electronics (Suzhou) Co., Ltd. to acquire its 60.0% quity in its subsidiary Chung Hong Electronics Poland SP.Z.O.O. to set up production base and expand our business in Europe to build a much more complete global supply system. In August 2018, we also entered into a joint venture framework contract and shareholder agreement with Cancon Information Industry Co., Ltd. to integrate the industrial resources to cooperate deeply in the field of secure and controllable high-performance server products for customers. In January 2019, we entered into a project investment agreement with China Merchants Group of Huizhou Daya Bay Economic and Technological Development Zone of Guangdong Provinceg to set up a wholly-owned subsidiary in Huizhou Daya Bay Economic and Technological Development Zone to meet the growing needs of our capacity expansion and the development of our business in South China. Such strategic alliances, as well as our other commercial arrangements with providers of other complementary semiconductor manufacturing services, enable us to offer total semiconductor manufacturing solutions to our customers. These strategic alliances and other commercial arrangements may not achieve their anticipated commercial benefits and may be terminated at any time. Any failure in successfully maintaining such alliances, any termination of such alliances or our failure to enter into substantially similar strategic alliances or commercial arrangements may adversely affect our competitiveness and our revenues and profitability.

We rely on a limited number of key customers in certain products for our revenues, and our results of operations may be adversely affected by a reduction of business from our key customers.

Our results of operations also depend on the performance and business of our key customers. Accordingly, risks that could seriously harm our key customers could harm us as well, including:

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

Raw materials such as IC substrates are prone to supply shortages since such materials are produced by a limited number of suppliers, such as Kinsus Interconnect Technology Corporation, Nanya Printed Circuit Board Corporation, Samsung Electro-Mechanics Co. Ltd., and Unimicron Technology Corp. Our operations conducted through our wholly owned subsidiaries ASE Electronics and ASE Shanghai have improved our ability to obtain IC substrates on a timely basis and at a reasonable cost. In 2018, our interconnect materials operations supplied approximately 14.2% of our consolidated substrate requirements by value. We do not expect that our internal interconnect materials operations will be able to meet all of our interconnect materials requirements. Consequently, we will remain dependent on market supply and demand for our raw materials. In addition, recent fluctuations in prices of precious metals, such as gold, have also affected the price at which we have been able to purchase the principal raw materials we use in our packaging processes. We cannot guarantee that we will not experience shortages in the near future or that we will be able to obtain adequate supplies of raw materials in a timely manner or at a reasonable price. Our revenues and net income could decline if we are unable to obtain adequate supplies of high quality raw materials in a timely manner or if there are significant increases in the costs of raw materials that we cannot pass on to our customers.

Regulations related to conflict minerals could adversely affect our business, financial condition and results of operations.

The Dodd-Frank Wall Street Reform and Consumer Protection Act contains provisions to improve transparency and accountability concerning the supply of certain minerals, known as conflict minerals, which are defined as cassiterite, columbite-tantalite, gold, wolframite or their derivatives and other minerals determined by the U.S. government to be financing conflict in the Democratic Republic of Congo and adjoining countries. As a result, in August 2012 the SEC adopted annual disclosure and reporting requirements for those companies who use conflict minerals in their products. These rules require companies that manufacture or contract to manufacture products for which conflict minerals are necessary to the functionality or production to begin scrutinizing the origin of conflict minerals in their products starting from January 1, 2013, and file a new form, Form SD, containing the conflict minerals disclosure by May 31 for the prior calendar year, beginning May 31, 2014. We filed a specialized disclosure report on Form SD for the years ended December 31, 2013, 2014, 2015, 2016 and 2017, on May 30, 2014, June 1, 2015, May 31, 2016, May 31, 2017 and April 27, 2018 respectively. Pursuant to the SEC rules governing conflict minerals disclosures, we have engaged an independent auditing firm to conduct audits on our due diligence framework to provide a private sector report for our specialized disclosure report on Form SD for the years ended December 31, 2014, 2015, 2016, 2017 and 2018. As a result, there will be costs associated with complying with these disclosure requirements, including costs for diligence to determine the sources of conflict minerals used in our products and other potential changes to products, processes or sources of supply as a consequence of such verification activities. The implementation of these rules could adversely affect the sourcing, supply and pricing of materials used in our products.

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

A cybersecurity breach could interfere with our business operations, compromise confidential information, adversely impact our reputation and operating results and potentially lead to litigation and other liabilities.

Cybersecurity threats continue to expand and evolve globally. Our cybersecurity response system includes a risk notification and assessment scheme that categorizes and implements different responses to address different levels of cybersecurity risk. In addition, we have implemented enterprise risk management programs at our major manufacturing sites and have included cybersecurity threats as an integral subject in these programs. While we actively take measures to manage information technology security risks, there can be no assurance that these measures will be sufficient to mitigate all potential risks to our system, networks and data.

Although our on-site safety teams conduct periodic meetings to update our cybersecurity protocols and cybersecurity is a key part of our risk management program that our management regularly reviews, a failure or breach in security could expose us and our customers, dealers and suppliers to risks of unauthorized access to information technology systems, misuse and compromise of confidential information, manipulation and destruction of data, which could potentially result in disruption of our business operations and adversely affect our reputation, competitive position, financial condition and results of operations. Security breaches could also result in litigation with third parties, regulatory actions and higher costs of implementing additional data protection measures.

Negative publicity may adversely affect our brand and reputation, which may result in a material adverse impact on our business, results of operations, business prospects and cause fluctuations in the price of our common shares and ADSs.

Any negative publicity may damage our brand and reputation, harm our ability to attract and retain customers and have a material adverse impact on our results of operations as well as cause fluctuations in the trading price of our common shares and ADSs. In addition, any change in policy or the direction in which we carry out our corporate social responsibility or corporate sustainability activities may also have an adverse effect on our business reputation. In recent years, we have experienced and may continue to experience negative publicity in connection with administrative penalties and criminal charges related to alleged violations of environmental regulations and laws. For further details, see “Item 4. Information on the Company—Business Overview—Environmental Matters,” “Item 4. Information on the Company—Property, Plants and Equipment” and “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

In connection with the same alleged violations at our K7 plant, in October 2014, the Kaohsiung District Court ruled that we were in violation of the R.O.C. Waste Disposal Act and imposed on us a criminal penalty of NT$3.0 million. We appealed the case to the Taiwan High Court Kaohsiung District Branch in November 2014. On September 29, 2015, the Taiwan High Court Kaohsiung District Branch overturned the decision made by Kaohsiung District Court and found us not guilty and repealed the criminal penalty imposed on us. The verdict was final and not appealable. For additional details of these administrative actions and judicial proceedings related to our K7 Plant see “Item 4. Information on the Company—Business Overview—Environmental Matters,” “Item 4. Information on the Company—Property, Plants and Equipment” and “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” Defending against any of these pending or future actions will likely be costly and time-consuming and could significantly divert management’s efforts and resources. Any penalties, fines, damages or settlements made in connection with any criminal, civil, and/or administrative investigations and/or lawsuits may have a material adverse effect on our business, results of operations and future prospects.

We have made, and expect to continue to make, expenditures to maintain strict compliance with such environmental laws and regulations. For example, in order to demonstrate our commitment to environmental protection, in December 2013, our board of directors approved contributions to environmental protection efforts in Taiwan in a total amount of not less than NT$3,000.0 million, to be made in the next 30 years. For the years ended December 31, 2016, 2017 and 2018, we have made contributions in the amount of NT$100.0 million (US$3.3 million) each, respectively, through ASE Cultural and Educational Foundation to fund various environmental projects, and our board of directors have resolved in a resolution in February 2019 to contribute NT$100.0 million (US$3.3 million) through ASE Cultural and Educational Foundation in environmental projects in 2019. The costs of current and future compliance with environmental laws and regulations could require us to acquire costly equipment or to incur other significant expenses that may have a material adverse effect on our financial condition and results of operations.

Climate change, water shortage and other environmental concerns may negatively affect our business.

There is increasing concern that climate change is occurring and may have dramatic effects on human activity without aggressive remediation steps. A modest change in temperature would result in increased coastal flooding, changing precipitation patterns and increasing risk of extinction for the world’s species. Extreme weather conditions, such as droughts and floods, that occur due to climate change can also impact our business operations. For example, since our business operations depend on adequate supplies of water, an extended droughts may affect our ability to obtain sufficient amounts of water and threaten our production capacity.

Public expectations for reductions in greenhouse gas emissions could result in increased energy, transportation and raw material costs. Scientific examination of, political attention to and rules and regulations on issues surrounding the existence and extent of climate change may result in an increase in the cost of production due to increase in the prices of energy and introduction of energy or carbon tax. Various regulatory developments have been introduced that focus on restricting or managing emissions of carbon dioxide, methane and other greenhouse gases. Enterprises may need to purchase at higher costs emission credits, new equipment or raw materials with lower carbon footprints. These developments and further legislation that is likely to be enacted could negatively affect our operations. Changes in environmental regulations, such as those that concern the use of perfluorinated compounds, could increase our production costs, which may adversely affect our results of operation and financial condition.

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

Any one of these developments could place substantial financial and administrative burden on us and hinder our business. In February 2006, Tessera filed a suit against us and others alleging patent infringement. In February 2014, ASE and our U.S. subsidiary, ASE (U.S.) Inc. reached a term sheet agreement with Tessera to fully resolve the remaining legal proceedings between each other, under which we would pay a total of US$30.0 million to Tessera (which was fully recognized by us in the fourth quarter of 2013) and both Tessera and we would dismiss all pending claims against each other. The final settlement agreement was entered into among the parties in October 2014 and the final settlement amount was reduced to US$27.0 million. In October 2014, the United States District Court for the Northern District of California dismissed all claims between Tessera and us. We have fully paid the settlement amount in January 2015 and reversed the settlement amount of US$3.0 million in the fourth quarter of 2014.

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

We are an R.O.C. company and, because the rights of shareholders under R.O.C. law differ from those under U.S. law and the laws of certain other countries, you may have difficulty protecting your shareholder rights.

Our corporate affairs are governed by our Articles of Incorporation and by the laws governing corporations incorporated in the R.O.C. The rights of shareholders and the responsibilities of management and the members of the board of directors under R.O.C. law are different from those applicable to a corporation incorporated in the United States and certain other countries. As a result, public shareholders of R.O.C. companies may have more difficulty in protecting their interests in connection with actions taken by management or members of the board of directors than they would as public shareholders of a corporation in the United States or certain other countries.

We have made investments in, and are exploring the possibility of expanding our businesses and operations to, or making additional investments in, the P.R.C., which may expose us to additional political, regulatory, economic and foreign investment risks.

We currently maintain packaging and testing facilities and electronic manufacturing services sites in the P.R.C. We also made substantial investments in P.R.C. real estate development through our subsidiaries in the P.R.C. Under P.R.C. laws and regulations, foreign investment projects, such as our subsidiaries, must obtain certain approvals from the relevant governmental authorities in the provinces or special economic zones in which they are located and, in some circumstances, from the relevant authorities in the P.R.C. central government. Foreign investment projects must also comply with certain regulatory requirements. However, P.R.C. laws and regulations are often subject to varying interpretations and means of enforcement, and additional approvals from the relevant governmental authorities may be required for the operations of our P.R.C. subsidiaries. If required, we cannot assure you that we will be able to obtain these approvals in a timely manner, if at all. Because the P.R.C. government holds significant discretion in determining matters relating to foreign investment, we cannot assure you that the relevant governmental authorities will not take action that is materially adverse to our P.R.C. operations.

In addition, the P.R.C. stock market is subject to extreme price and volume fluctuations. We are the controlling shareholder of Universal Scientific Industrial Shanghai, which is an entity currently listed on the Shanghai Stock Exchange. The P.R.C. securities markets have recently experienced, and may experience in the future, significant volatility. Any volatility may have a significant effect on Universal Scientific Industrial Shanghai’s share price and may indirectly affect the market price of our common shares and ADSs.

Our global manufacturing and sales activities subject us to risks associated with legal, political, economic or other conditions or developments in various jurisdictions, including in particular the R.O.C. and the P.R.C., which could negatively affect our business and financial status and therefore the market value of your investment.

Our principal executive office and our principal production facilities are located in the R.O.C., and a substantial majority of our net revenues are derived from our operations in the R.O.C. and the P.R.C. In addition, we have operations worldwide and a significant percentage of our revenue comes from sales to locations outside the R.O.C. or the P.R.C. Operating in the R.O.C., P.R.C. and other overseas locations exposes us to changes in policies and laws, including environmental regulations, as well as the general political and economic conditions, security risks, health conditions and possible disruptions in transportation networks, in the various countries in which we operate, which could result in an adverse effect on our business operations in such countries. If any of our global operations are affected by the legal, political, economic or other conditions in the jurisdiction we operate, our results of operations as well as market price and the liquidity of our ADSs and common shares may be materially and adversely affected.

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

With respect to assets, we recognized impairment charges of NT$980.1 million, NT$764.9 million and NT$654.1 million (US$21.4 million) in 2016, 2017 and 2018, respectively, primarily as a result of impairment charges related to property, plant and equipment, equity method investments and goodwill. See “Item 5. Operating and Financial Review and Prospects—Operating Results and Trend Information—Critical Accounting Policies and Estimates—Impairment of Tangible and Intangible Assets Other Than Goodwill,” “Item 5. Operating and Financial Review and Prospects—Operating Results and Trend Information—Critical Accounting Policies and Estimates—Valuation of Investments” and “Item 5. Operating and Financial Review and Prospects—Operating Results and Trend Information—Critical Accounting Policies and Estimates—Goodwill.”

We are unable to estimate the extent and timing of any impairment charges for future years and we cannot give any assurance that impairment charges will not be required in periods subsequent to December 31, 2018. Any impairment charge could have a material adverse effect on our net income. The determination of an impairment charge at any given time is based significantly on our expected results of operations over a number of years in the future. As a result, an impairment charge is more likely to occur during a period in which our operating results and outlook are otherwise already depressed.

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

Our management concluded that our internal control over financial reporting was effective as of December 31, 2018 and our independent registered public accounting firm has issued an attestation report concluding that our internal control over financial reporting was effective in all material aspects. As effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help prevent fraud, any failure to maintain effective internal control over financial reporting could harm our business and result in a loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our common shares and ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

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

Risks Relating to Taiwan, R.O.C.

Strained relations between the R.O.C. and the P.R.C. and disruptions in Taiwan’s political environment caused by domestic political events could negatively affect our business and the market value of your investment.

Our principal executive offices and our principal facilities are located in Taiwan and approximately 48.6%, 47.6% and 56.9% of our operating revenues in 2016, 2017 and 2018, respectively, were derived from our operations in Taiwan. Accordingly, our business and financial condition may be affected by changes in local governmental policies and political and social instability.

The R.O.C. has a unique international political status. The government of the P.R.C. asserts sovereignty over all of China, including Taiwan, and does not recognize the legitimacy of the R.O.C. government. Although significant economic and cultural relations have been established in recent years between the R.O.C. and the P.R.C., relations have often been strained. Any major change in the Taiwanese political environment, including the outcome of presidential or municipal elections, or potential shifts in government policy, may affect the direction of economic and political developments and negatively impact the economic and political environment in Taiwan. Past developments related to the interaction between the R.O.C. and the P.R.C., domestic political events or election results have on occasion depressed the market prices of the securities of Taiwanese or Taiwan-related companies, including our own. Relations between the R.O.C. and the P.R.C. and other factors affecting the political or economic conditions in Taiwan could have a material adverse effect on our financial condition and results of operations, as well as the market price and the liquidity of our common shares and ADSs.

Currently, we manufacture interconnect materials in the P.R.C. through our wholly owned subsidiary, ASE Shanghai. We also provide packaging and testing services in the P.R.C. through some of our subsidiaries. In addition, we engage in the P.R.C. in real estate development and the manufacture of computer peripherals and electronic components through our subsidiaries in the P.R.C. See “Item 4. Information on the Company—Organizational Structure—Our Consolidated Subsidiaries.” In the past, R.O.C. companies, including ourselves, were prohibited from investing in facilities for the packaging and testing of semiconductors in the P.R.C. Although the prohibitions have been relaxed since February 2010, the R.O.C. government currently still restricts certain types of investments by R.O.C. companies, including ourselves, in the P.R.C. We do not know when or if such laws and policies governing investment in the P.R.C. will be amended, and we cannot assure you that such R.O.C. investment laws and policies will permit us to make further investments of certain types in the P.R.C. in the future that we consider beneficial to us. Our growth prospects and profitability may be adversely affected if we are restricted from making certain additional investments in the P.R.C. and are not able to fully capitalize on the growth of the semiconductor industry in the P.R.C.

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

There have been reports of outbreaks of a highly pathogenic influenza caused by the H5N1, H7N9 and H9N2 viruses, in certain regions of Asia and other parts of the world. In recent years, Ebola virus disease broke out in West Africa, with a number of people having died of the disease in countries such as Guinea, Sierra Leone and Liberia. There are also cases of patients diagnosed with Ebola in the United States and Europe. In addition, Zika virus disease broke out in the Americas in 2015 and is currently ongoing, infecting people throughout South America, Central America, Mexico and the Caribbean. The disease is strongly linked to cases of microcephaly and Guillain–Barré syndrome in Brazil. An outbreak of such contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries. Additionally, a recurrence of SARS, a highly contagious form of atypical pneumonia, similar to the occurrence in 2003, which affected the P.R.C., Hong Kong, Taiwan, Singapore, Vietnam and certain other countries, and MERS, a viral respiratory infection which affected South Korea in 2015, would also have similar adverse effects. Since most of our operations and customers and suppliers are based in Asia (mainly in Taiwan and the P.R.C.), an outbreak of H5N1 influenza, H7N9 influenza, H9N2 influenza, SARS, MERS, Ebola, Zika virus or other contagious diseases in Asia or elsewhere, or the perception that such an outbreak could occur, and the measures taken by the governments of countries affected, including the R.O.C. and the P.R.C., could adversely affect our business, financial condition or results of operations.

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

Any attempt by the U.S. government to withdraw from or materially modify existing international trade agreements or take further actions against certain P.R.C. technology companies could adversely affect our business, financial condition and results of operations.

The U.S. is currently undergoing major political changes, which has created uncertainty regarding future U.S. trade policies. The United States government has made certain comments that suggest the U.S. is not supportive of certain existing international trade agreements, such as the North America Free Trade Agreement. The United States government has also issued executive orders to withdraw the U.S. from the Trans-Pacific Partnership. The United States government has shown inclinations to withdraw the U.S. from the World Trade Organization, which can lead to greater economic instability. In addition, the United States government has also escalated disputes with certain P.R.C. technology companies, some of which are our clients, over issues in cybersecurity. Since mid-2018, political tension has increased between the U.S. and the P.R.C. and has escalated into a tariff war; this may negatively affect our business operations in the U.S and the P.R.C. At this time, it remains unclear what actions, if any, the United States government will take with respect to other existing international trade agreements. If the U.S. were to withdraw from or materially modify certain international trade agreements to which it is a party, or if tariffs continue to be raised on foreign-sourced goods imported to the U.S., our U.S. customers may seek new suppliers in the U.S. or other countries, and our business, financial condition and results of operations could be adversely affected.

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

There has been no trading market outside the R.O.C. for our common shares and the only trading market for our common shares is the TWSE. The outstanding ADSs are listed on the NYSE. There is no assurance that the market for our common shares or the ADSs will be active or liquid.

Although ADS holders are entitled to withdraw our common shares underlying the ADSs from the depositary at any time, R.O.C. law requires that our common shares be held in an account in the R.O.C. or sold for the benefit of the holder on the TWSE. In connection with any withdrawal of common shares from our ADS facility, the ADSs evidencing these common shares will be cancelled. Unless additional ADSs are issued, the effect of withdrawals will be to reduce the number of outstanding ADSs. If a significant number of withdrawals are effected, the liquidity of our ADSs will be substantially reduced. We cannot assure you that the ADS depositary will be able to arrange for a sale of deposited shares in a timely manner or at a specified price, particularly during periods of illiquidity or volatility.

If a non-R.O.C. holder of ADSs withdraws and holds common shares, such holder of ADSs will be required to appoint a tax guarantor, local agent and custodian in the R.O.C. and register with the TWSE or the Taipei Exchange in order to buy and sell securities on the TWSE.

When a non-R.O.C. holder of ADSs elects to withdraw and hold common shares represented by ADSs, such holder of the ADSs will be required to appoint an agent for filing tax returns and making tax payments in the R.O.C. Such agent will be required to meet the qualifications set by the R.O.C. Ministry of Finance and, upon appointment, becomes the guarantor of the withdrawing holder’s tax payment obligations. Evidence of the appointment of a tax guarantor, the approval of such appointment by the R.O.C. tax authorities and tax clearance certificates or evidentiary documents issued by such tax guarantor may be required as conditions to such holder repatriating the profits derived from the sale of common shares. We cannot assure you that a withdrawing holder will be able to appoint, and obtain approval for, a tax guarantor in a timely manner.

In addition, under current R.O.C. law, such withdrawing holder is required to register with the TWSE or the Taipei Exchange and appoint a local agent in the R.O.C. to, among other things, open a bank account and open a securities trading account with a local securities brokerage firm, pay taxes, remit funds and exercise such holder’s rights as a shareholder. Furthermore, such withdrawing holder must appoint a local bank or a local securities firm to act as custodian for confirmation and settlement of trades, safekeeping of securities and cash proceeds and reporting and declaration of information. Without satisfying these requirements, non-R.O.C. withdrawing holders of ADSs would not be able to hold or otherwise subsequently sell our common shares on the TWSE or otherwise.

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

The market value of your investment may fluctuate due to the volatility of the R.O.C. securities market.

The trading price of our ADSs may be affected by the trading price of our common shares on the TWSE. The R.O.C. securities market is smaller and more volatile than the securities markets in the United States and in many European countries. The TWSE has experienced substantial fluctuations in the prices and volumes of sales of listed securities and there are currently limits on the range of daily price movements on the TWSE. The TWSE Index peaked at 12,495.3 in February 1990, and subsequently fell to a low of 2,560.5 in October 1990. On March 13, 2000, the Taiwan Stock Exchange Index experienced a 617-point drop, which represented the single largest decrease in the Taiwan Stock Exchange Index in its history. During the period from January 1, 2018 to December 31, 2018, the Taiwan Stock Exchange Index peaked at 11,235.11 on January 23, 2018, and reached a low of 9,478.99 on December 26, 2018. During the period from January 1, 2018 to April 17, 2018, the trading price of ASE’s common shares ranged from NT$46.10 per share to NT$37.50 per share. The last trading day for ASE’s common shares was on April 17, 2018. The common shares of ASEH have begun trading since April 30, 2018. During the period from April 30, 2018 to December 31, 2018, the trading price of our common shares ranged from NT$84.60 per share to NT$56.10 per share. On April 19, 2019, the Taiwan Stock Exchange Index closed at 10,968.50 and the closing value of our common shares was NT$75.50 per share.

The TWSE is particularly volatile during times of political instability, including when relations between Taiwan and the P.R.C. are strained. Several investment funds affiliated with the R.O.C. government have also from time to time purchased securities from the TWSE to support the trading level of the TWSE. Moreover, the TWSE has experienced problems such as market manipulation, insider trading and settlement defaults. The recurrence of these or similar problems could have an adverse effect on the market price and liquidity of the securities of R.O.C. companies, including our common shares and ADSs, in both the domestic and international markets.

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

Similar to other R.O.C. technology companies, we issue bonuses from time to time in the form of common shares. Prior to 2009, bonuses issued in the form of our common shares were valued at par. Beginning in 2009, bonuses in the form of our common shares are valued at the closing price of our common shares on the day prior to our shareholders’ meeting. In addition, under the R.O.C. Company Law we may, upon approval from our board of directors and the R.O.C. Securities and Futures Bureau of the FSC, establish employee stock option plans provided that shareholders’ approval is required if the exercise price of an option would be less than the closing price of our common shares on the TWSE on the grant date of the option. ASE maintained 2010 and 2015 employee stock option plans before the combination with SPIL.

ASEH assumed ASE’s obligations for employee share options that were issued before the execution of the Joint Share Exchange Agreement on April 30, 2018; all terms and conditions of the issued ASE share options remain the same, except that each ASE share option represents the right to purchase 0.5 ordinary share of ASEH.

In August 2018, our board of directors and FSC both approved the ASEH first employee share option plan. As a result, ASEH currently maintains three employee stock option plans pursuant to which our full-time employees, including our domestic and foreign subsidiaries, are eligible to receive stock option grants. As of December 31, 2018, a total of 188,718,350 options assumed and granted by ASEH were outstanding, 56,855,850 of which were assumed from ASE and 131,862,500 of which were granted by ASEH. See “Item 6. Directors, Senior Management and Employees—Compensation—ASEH Employee Compensation and Stock Option Plans.” The issuance of our common shares pursuant to stock bonuses or stock options may have a dilutive effect on the holders of outstanding common shares and ADSs.

In addition, the sale of additional equity or equity-linked securities may result in additional dilution to our shareholders. In September 2013, ASE issued 2018 Convertible Bonds to fund procurement of raw materials from overseas. The bonds are convertible by holders at any time on or after October 16, 2013 and up to (and including) August 26, 2018. The initial conversion price was NT$33.085 per common share, subject to adjustment upon the occurrence of certain events, such as the 2013 Capital Increase, the 2017 Capital Increase and cash dividend distribution. Any conversion of bonds, in full or in part, would dilute the ownership interest of our existing shareholders and our earnings per share and could adversely affect the market price of our ADSs. The bondholders have exercised conversion rights to convert 2018 Convertible Bonds of US$399.6 million into 424,258,000 common shares at conversion prices ranging from NT$27.95 to NT$28.96 per common share. The converted common shares represented 5% of our outstanding shares as of December 31, 2017. In the third quarter of 2017, the closing price of our common shares (translated into U.S. dollars at the prevailing rates) for a period of 20 consecutive trading days was higher than 130% of the conversion price in U.S. dollar translated at the fixed exchange rate of US$1 to NT$29.956 determined on pricing date per common share. As a result, ASE redeemed the outstanding 2018 Convertible Bonds of US$0.4 million in September 2017. In July 2015,ASE issued 2018 NTD-linked Convertible Bonds to fund procurement of equipment from overseas. The NTD-linked Convertible Bonds are zero coupon bonds with a maturity of 2.75 years. The initial conversion price was NT$54.5465 per common share, subject to certain adjustments, determined on the basis of a fixed exchange rate of NT$30.928 = US$1.00 (which represents an approximately 27.0% conversion premium over the closing trading price of our common shares on June 25, 2015 of NT$42.95 per common share). The bonds expired in March 2018 and none have been exercised. ASE redeemed the Currency Linked Bonds in cash in an amount by converting the par value into New Taiwan dollar amount using a fixed exchange rate of US$1 to NT$30.928 and then back to U.S. dollar amount using the applicable prevailing rate at the time of redemption on March 27, 2018. As of the date of this annual report, there is no convertible bond held by the Company.

In September 2013, ASE issued 130,000,000 common shares for public subscription, which was effected by way of an increase in our authorized share capital in the amount of NT$1,300.0 million. Moreover, in March 2017, ASE granted rights to the record holders of our existing common shares to subscribe for an aggregate of 240,000,000 of our common shares, par value NT$10.0 per share (the “Rights Offering”). Substantially concurrently with the Rights Offering, ASE also offered 30,000,000 of our common shares to our employees (the “Employee Offering”) and offered 30,000,000 of our common shares to the public in Taiwan (the “Taiwan Public Offering”, together with the Rights Offering and the Employee Offering, the “2017 Capital Increase”). The issuance of additional equity or equity-linked securities could cause dilution to our ADS holders.

Restrictions on the ability to deposit our common shares into our ADS facility may adversely affect the liquidity and price of our ADSs.

The ability to deposit common shares into our ADS facility is restricted by R.O.C. law. A significant number of withdrawals of common shares underlying our ADSs would reduce the liquidity of the ADSs by reducing the number of ADSs outstanding. As a result, the prevailing market price of our ADSs may differ from the prevailing market price of our common shares on the TWSE. Under current R.O.C. law, no person or entity, including you and us, may deposit our common shares in our ADS facility without specific approval of the FSC, unless:

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

Under current R.O.C. law, the depositary, without obtaining approvals from the Central Bank of the Republic of China (Taiwan) or any other governmental authority or agency of the R.O.C., may convert NT dollars into other currencies, including U.S. dollars, for:

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

Under the R.O.C. Foreign Exchange Control Act, the Executive Yuan of the R.O.C. government may, without prior notice but subject to subsequent legislative approval, impose foreign exchange controls in the event of, among other things, a material change in international economic conditions. We cannot assure you that foreign exchange controls or other restrictions will not be introduced in the future.

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

Item 4. Information on the Company

HISTORY AND DEVELOPMENT OF THE COMPANY

As mentioned in Item 3. Key Information—Selected Financial Data, ASE Technology Holding Co., Ltd. was jointly established on April 30, 2018 as a company limited by shares under the R.O.C. Company Law, by the combination of Advanced Semiconductor Engineering, Inc., which was incoporated on March 23, 1984 and Siliconware Precision Industries Co., Ltd., which was incoporated on May 17, 1984.

As of January 31, 2019, ASEH directly controls ASE, SPIL, and USI Group. ASEH’s manufacturing facilties are located in Taiwan, China, South Korea, Japan, Singapore, Malaysia, Mexico, America and Europe. Our principal executive offices are located at 26 Chin Third Road, Nantze Export Processing Zone, Nantze, Kaohsiung, Taiwan, R.O.C. and our telephone number at the above address is (886) 7-361-7131. Our common shares have been listed on the TWSE under the symbol “3711” and ADSs representing our common shares have been listed on the NYSE under the same ticker symbol “ASX” since April 2018.

Acquisition of Common Shares and American Depositary Shares of SPIL

In August 2015, ASE announced an offer to purchase 779,000,000 common shares (including those represented by American depositary shares) of SPIL through concurrent tender offers in the R.O.C. and the U.S., at a price of NT$45 per SPIL common share and NT$225 per SPIL American depositary share. The Initial SPIL Tender Offer expired on September 22, 2015, with 1,147,898,165 common shares (including those represented by American depositary shares) validly tendered and not validly withdrawn, exceeding the offer cap, and as a result, after proration, 725,749,060 SPIL common shares and 10,650,188 SPIL American depositary shares were accepted for purchase. On October 1, 2015, ASE became a shareholder holding approximately 24.99% of the issued and outstanding share capital in SPIL.

In December 2015, following an announcement by SPIL that it plans to issue 1,033 million shares, if approved by SPIL shareholders, to a third party pursuant to a share placement agreement, ASE submitted a written proposal to SPIL’s Board proposing to acquire all SPIL shares not otherwise owned by ASE, contingent upon the termination of the share placement agreement. The board of directors of SPIL did not respond to our acquisition proposal. Subsequently, ASE launched an offer to purchase 770,000,000 common shares (including those represented by American depositary shares) of SPIL through concurrent tender offers in the R.O.C. and the U.S., at a price of NT$55 per SPIL common share and NT$275 per SPIL American depositary share. The Second SPIL Tender Offer expired on March 17, 2016. Because the TFTC did not render a decision before the expiration of the Second SPIL Tender Offer, resulting in the failure to satisfy one of the tender offer conditions, the Second SPIL Tender Offer was not successful. The TFTC subsequently suspended its review on March 23, 2016.

Notwithstanding the failure of the Second SPIL Tender Offer, ASE continued to seek control of SPIL, with the purpose of effecting an acquisition of 100% of the common shares and American depositary shares of SPIL. Simultaneously with the acquisition of SPIL, ASE planned to establish a holding company in Taiwan that would hold 100% of the equity interests of both ASE and SPIL such that ASE and SPIL would be wholly owned subsidiaries of such holding company, which would maintain all current operations of ASE and SPIL.

In March and April 2016, ASE acquired an additional 258,300,000 common shares of SPIL (including those represented by American depositary shares) through open market purchases.

In June 2016, ASE entered into the Joint Share Exchange Agreement with SPIL, pursuant to which ASEH was formed by means of a statutory share exchange pursuant to the laws of the Republic of China, and ASEH (i) acquired all issued shares of ASE in exchange for shares of ASEH, and (ii) acquired all issued shares of SPIL using cash consideration.

On January 16, 2018, ASE converted 9,690,452 American depositary shares of SPIL that it owned into 48,452,260 common shares.

On February 12, 2018, ASE and SPIL respectively held extraordinary general shareholders’ meetings and each approved the proposed Joint Share Exchange, pursuant to which, ASEH acquires 100% of both ASE and SPIL shares.

The Share Exchange consummated on April 30, 2018, and ASE and SPIL became privately held and wholly owned subsidiaries of ASEH concurrently. The common shares of ASE and SPIL were delisted from the TWSE and their respective ADSs were delisted from NYSE and NASDAQ.

The common shares of ASEH are now listed on the TWSE and have begun trading in Taiwan under the stock symbol “3711”, and the ADSs of ASEH are now listed on the NYSE and have begun trading in the U.S. under the same ticker symbol “ASX”.

USI Group Restructuring

In April 2015, our subsidiary Universal Scientific Industrial completed a spin-off of its subsidiaries to USI Inc. As a result of such spin-off, as of April 1, 2015, ASE held approximately 99.01% of Universal Scientific Industrial and approximately 99.17% of USI Inc.

Universal Scientific Industrial, USI Inc. and USI Inc.’s directly and indirectly held subsidiaries (collectively, the “USI Group”) primarily engage in electronic manufacturing services in relation to computing and storage, consumer electronics, communications, industrial and automotive, among other services and businesses. As part of our corporate reorganization to align each business function to different legal entity groups, the board of directors of ASE passed a resolution on September 24, 2015 and approved the sale of all ASE’s shareholding in Universal Scientific Industrial to UGTW, an indirectly held subsidiary of USI Inc., which will result in USI Inc. indirectly holding Universal Scientific Industrial (the “Universal Scientific Industrial Share Transfer”). The Universal Scientific Industrial Share Transfer was approved by the Investment Commission of MOEA on February 3, 2016. The majority of ASE’s shares in Universal Scientific Industrial were transferred to UGTW in March 2016, and the remaining shares were transferred in May 2016.

To increase operational flexibility through organizational restructure, ASE’s board of directors resolved in October 2018 to spin off its investment department, which is responsible for managing the ordinary shares and assets of USI Inc. as well as relevant assets into a newly-established company, USI Global Inc. (“USI Global”). USI Global issued 30,000,000 new ordinary shares to ASEH as consideration for the spin-off. The spin-off consummated in November 2018 and ASEH obtained control over ASE and USI Global. In December 2018, the board of directors of ASEH and USI Global resolved to merge and the merger consummated in January 2019. ASEH became the surviving company from the merger and USI Global was dissolved after the merger. After the merger, ASEH directly held 100.0% of the outstanding shares of USI Inc. The aforementioned USI Global spin off and merger have no material effect on our financial and operational results.

Capital Expenditures

Our principal capital expenditures for the years ended December 31, 2016, 2017 and 2018 have been for machinery and equipment procurements and investments in buildings and improvement in connection with the expansion of our capacity expansion, for which we spent NT$ 27,680.9 million, NT$ 23,677.7 million and NT$39,092.2 million (US$1,277.1 million), respectively. We had commitments for capital expenditures of approximately NT$17,039.5 million (US$556.7 million), of which NT$2,339.3 million (US$76.4 million) had been paid as of December 31, 2018, mainly in connection with the expansion of our packaging and testing services operations primarily in the R.O.C. and the P.R.C. Any future expansion of our operating activities could result in additional capital expenditures. We anticipate our capital expenditures in 2019 will be financed through our existing cash, expected cash flow from operations and existing credit lines under our loan facilities and will consist of, among other things, additional machinery and equipment procurements for our capacity expansions. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” for more information. Other than the 100% acquisition of SPIL common shares and American Depositary Shares by way of the Initial SPIL Tender Offer, the Share Exchange pursuant to the Joint Share Exchange Agreement and through open market purchases, there were no significant financial investments or divestitures in 2016, 2017 and 2018. See “Item 4. Information on the Company—History and Development of the Company—Acquisition of Common Shares and American Depositary Shares of SPIL” for information.

For more information on our history and development, see “—Organizational Structure.”

BUSINESS OVERVIEW

ASEH is a leading provider of semiconductor manufacturing services in assembly and testing. Our services include semiconductor packaging, production of interconnect materials, front-end engineering testing, wafer probing and final testing services, as well as integrated solutions for electronic manufacturing services in relation to computers and storage, peripherals, communications, industrial, automotive, and server applications.

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

The semiconductor industry is characterized by strong long-term growth, with periodic and sometimes severe cyclical downturns. The Semiconductor Industry Association reported that worldwide sales of semiconductors increased from approximately US$51.0 billion in 1990 to approximately US$468.8 billion in 2018. We believe that overall growth and cyclical fluctuations will continue over the long-term in the semiconductor industry.

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

Electronic manufacturing services are sought by companies in a wide range of industries including, among others, information, communications, computers and storage, consumer electronics, automotive electronics, medical treatment, industrial applications, aviation, navigation, national defense and transportation. Although affected by global economic fluctuations, we expect the electronic manufacturing services industry to continue to grow in the long-term, and we have enhanced our presence in the industry since 2010 through our acquisition of a controlling interest in Universal Scientific Industrial and acquisition of all the shares of USI Inc. in September 2018.

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

Trends of Mergers and Acquisitions in the Semiconductor Industry

The global semiconductor industry is highly competitive, and such competitive landscape is changing as a result of a trend toward consolidation within the industry. In particular, packaging and testing service providers in the semiconductor industry have engaged in cross-border mergers and acquisitions in recent years as part of their expansion strategy, which has gradually changed the ecosystem of the semiconductor industry. Examples of mergers and acquisitions in recent years include mergers and acquisitions by and among semiconductor design companies or integrated device manufacturers, including Intel Corporation’s acquisition of Altera Corporation, ON Semiconductor Corporation’s acquisition of Fairchild Semiconductor International, Inc., NXP Semiconductors N.V.’s acquisition of Freescale Semiconductor, Inc., Avago Technologies Ltd.’s acquisition of Broadcom Corporation,several acquisitions of semiconductor design companies by MediaTek, Inc., Bain Capital’s acquisition of Toshiba Corporation’s memory chip business, Microchip Technology Inc.’s acquisition of Atmel Corporation and Microsemi Corporation, Qualcomm Incorporated’s attempted acquisition of NXP Semiconductors, and Broadcom Limited’s attempted acquisition of Qualcomm Incorporated. Examples of mergers and acquisitions by and among semiconductor packaging and testing companies, including Jiangsu Changjiang Electronics Technology Co., Ltd.’s acquisition of STATS ChipPAC Ltd., Nantong Fujitsu Microelectronics Co., Ltd.’s acquisition of the packaging and testing factory of Advanced Micro Devices, Inc., Amkor Technology, Inc.’s acquisition of J-Devices Corporation.

As a result of the aforementioned mergers and acquisitions, our competitors were able to further strengthen their competitive position by expanding their product offerings and combining their financial resources. We expect this consolidation trend to continue.

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

The increasing miniaturization of semiconductors and the growing complexity of interconnect technology have also resulted in the convergence of assembly processes at different levels of integration: chip, module, board and system. In response to this miniaturization and growing complexity, we have focused on providing module assembly services and, in addition, our subsidiary Universal Scientific Industrial has provided us with access to process and product technologies at the levels of module, board and system assembly and testing, which helps us to better anticipate industry trends and take advantage of potential growth opportunities. We expect to continue to combine our packaging, testing and materials technologies with the expertise of Universal Scientific Industrial at the systems level to develop our SiP business.

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

We expect to focus our packaging and testing on providing cost competitive services through better management of capacity utilization and efficiency improvements and offer our services on a large scale with the intention of driving more integrated device manufacturer outsourcing in the long-run. Before the consummation of the Share Exchange, SPIL entered into an agreement to sell 30.0% of its equity interest in Siliconware Technology (Suzhou) Limited to Tsinghua Unigroup Ltd. In August 2018, we also resolved to sell 30.0% of our equity interest in ASEN to Tsinghau Unigroup Ltd.. We believe our strategic relationships with Tsinghua Unigroup Ltd. will enable us to expand our commercial reach in the P.R.C.’s fast-growing semiconductor market.

We evaluate acquisition and joint venture opportunities on the basis of access to new markets and technology, the enhancement of our production capacity, improvement of research and development capabilities, economies of scale and management resources, and closer proximity to existing and potential customers. In 2010, we acquired controlling interests in Universal Scientific Industrial to broaden our offerings to include integrated solutions for electronic manufacturing services in relation to computers and storage, peripherals, communications, industrial, automotive, and server applications. In May 2015, we entered into a joint venture agreement with TDK Corporation to invest in ASEEE to further expand our business in embedded substrates. In February 2019, ASE’s board of directors resolved to purchase ordinary shares newly issued by ASEEE at par value through its capital increase by cash. In September 2015, we acquired 779,000,000 common shares (including common shares represented by American depositary shares) of SPIL through the Initial SPIL Tender Offer.In March and April 2016, we acquired an additional 258,300,000 common shares of SPIL (including those represented by American depositary shares) through open market purchases. In June 2016, we entered into the Joint Share Exchange Agreement with SPIL, and in April 2018, after the consummation of the Share Exchange, ASE and SPIL became wholly owned subsidiaries of ASEH concurrently. In February 2018, we entered into a joint venture agreement with Qualcomm Incorporated to expand our SiP business. In August 2018, we entered into an equity transfer agreement with Chung Hong Electronics (Suzhou) Co., Ltd. to acquire its 60.0% equity in its Polish subsidiary Chung Hong Electronics Poland SP.Z.O.O. to set up production base and to expand our business in Europe to build a much more complete global supply system. In August 2018, we also entered into a joint venture framework contract and shareholder agreement with Cancon Information Industry Co., Ltd. to integrate the industrial resources to cooperate deeply in the field of secure and controllable high-performance server products for customers. In September 2018, we acquired whole shares of USI Inc. to consolidate the resources within ASEH and enhance operational efficiency. In January 2019, we entered into a project investment agreement with China Merchants Group of Huizhou Daya Bay Economic and Technological Development Zone of Guangdong Province to set up a wholly-owned subsidiary in Huizhou Daya Bay Economic and Technological Development Zone to address the growing needs of our capacity expansion and the development of our business in South China.

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

We have primary operations in the following locations besides our locations in Taiwan:

•	P.R.C. — a fast-growing market for semiconductor and electronics manufacturing in the world;

•	Korea — an important center for the manufacturing of memory and communications devices;

•	Malaysia and Singapore — a center for outsourced semiconductor manufacturing in Southeast Asia;

•	Silicon Valley in California — the preeminent center for semiconductor design, with a concentration of fabless customers;

•	Japan — an emerging market for packaging and testing outsourcing services as Japanese integrated device manufacturers increasingly outsource their semiconductor manufacturing requirements; and

•	Mexico — a development and manufacturing center for electronic products across different industries with an auxiliary service depot to provide technical services.

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

Principal Products and Services

We offer a broad range of semiconductor packaging and testing services. In addition, we have provided electronic manufacturing services since our acquisition of a controlling interest in Universal Scientific Industrial in February 2010 and acquisition of all the shares of USI Inc. in September 2018. Our package types generally employ either leadframes or substrates as interconnect materials. The semiconductors we package are used in a wide range of end-use applications, including communications, computing, consumer electronics, industrial, automotive and other applications. Our testing services include front-end engineering testing, which is performed during and following the initial circuit design stage of the semiconductor manufacturing process, wafer probe, final testing and other related semiconductor testing services. We focus on packaging and testing semiconductors. We offer our customers turnkey services, which consist of packaging, testing and direct shipment of semiconductors to end users designated by our customers. Our electronic manufacturing services are used in a wide range of end-use applications, including, but not limited to, computers and storage, peripherals, communications, industrial applications, automotive electronics, and server applications. In 2018, our revenues generated from packaging, testing and electronic manufacturing services accounted for 48.1%, 9.7% and 40.9% of our operating revenues, respectively.

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

We provide numerous technologies to meet various customer demands. The following table sets forth our principal advanced packages.

Package Types	Number of Leads	Description	End-Use Applications

Wafer Level Chip Scale Package (aCSP)	6-120	A wafer level chip scale package that can be directly attached to the circuit board. Provides shortest electrical path from the die pad to the circuit board, thereby enhancing electrical performance.	Cellular phones, personal digital assistants, watches, MP3 players, digital cameras and camcorders.

Flip-Chip Chip Scale Package (FC-CSP, a-fcCSP)	16-770	A lightweight package with a small, thin profile that provides better protection for chips and better solder joint reliability than other comparable package types.	RFICs and memory ICs such as digital cameras, DVDs, devices that utilize WiMAX technology, cellular phones, GPS devices and personal computer peripherals.

Flip-Chip PiP (Package in Package) (FC-CSP PiP)	500-980	System-in-Package for Flip-Chip+Memory die inside with a better electrical performance package types.	Application processor for smartphone & data modem on portable devices.

Flip-Chip PoP (Package on Package) (FC-CSP PoP)	500-1100	SoC (System-on-Chip) die for Assembly to Bottom package and then applied for Memory die on top inside with a better electrical performance package types.	High-tier application processor for smartphones & data modem on portable devices.

Flip-Chip BGA/ HF FCBGA(High Performance / Heat	16-2916	Using advanced interconnect technology, the flip-chip BGA packages allow higher density of	High-performance networking, graphics and server and data center processor applications.

Package Types	Number of Leads	Description	End-Use Applications

Spreader / FCBGA)		input/output connection over the entire surface of the dies. HF FCBGA is designed for semiconductor high-performance requirement of high density of interconnects.

Hybrid (Flip-Chip and Wire Bonding)	49-608	A package technology that stacks a die on top of a probed good die to integrate ASIC and memory (flash, SRAM and DDR) into one package and interconnects them with wire bonding and molding. This technology suffers from known good die issues (i.e., one bad die will ruin the entire module). Rework is also not an option in hybrid packages.	Digital cameras, smartphones, bluetooth applications and personal digital assistants.

aS3	up to 300	Ultra-thin profile package which is excellent on middle pin count alternative solution;standard BT material and manufacturing equipment; and lower cost via on pad.	High I/O and short wire length package solution in high performance requirement.

Integrated Passive Device (IPD)	~ 20	IPD can provide high performance/high Q-factor inductor and single/double layers for lower cost and turnkey solutions and integrate passives into one IPD chip. IPD requires less involvement in the Surface Mount Technology (“SMT”) process, and is considered to be more compatible with current assembly process and suitable for all package solutions.	Cellular phones, Wi-Fi module, TV and personal digital assistants.

HB (High-Bandwidth)	~ 1000	High-Bandwidth POP can provide a data rate and good signal integrity for Cellular AP, a integration solution for ASIC and Memory, decoupling function for multiple memory mount applications.	Cellular phones and application processors.
POP (Package On Package)	~ 256L Memory

FOWLP (Fan-out Wafer-Level Package)	~ 1,500+	FOWLP provides an extended solution/package type to integrate most different functional chips or packages and to have good reduction in resistance & inductance over FCCSP, better thermal performance and smaller form factors of packages, and can be applied for different stack or SiP solutions.	Cellular phones, logic devices, power management, RF, Codec, IoT, wearables and networking.

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

3D packaging has recently gained a lot of publicity because of the advent of TSV (Through Silicon Via) based chip stacking. Chip stacking has been implemented for many years, albeit without TSVs. Wire bond die is routinely stacked on leadframes as well as BGA substrates. A more recent implementation is the stacking of packages as package on package (PoP) and the more specialized package in package (PiP). We have advanced PoP by the invention of aMAPPoP which provides the package interconnects by exposing a molded in solder ball with a laser via. Aside from being cost effective due to block molding, this PoP also has much lower warpage, greatly improving the stacking yield.

The following table sets forth our principal IC wirebonding packages.

Package Types	Number of Leads	Description	End-Use Applications

Advanced Quad Flat No-Lead Package (aQFN)	104-276	aQFN allows for leadless, multi-row and fine-pitch leadframe packaging and is characterized by enhanced thermal and electrical performance. aQFN is a cost-effective packaging solution due to its cost-effective materials and simpler packaging process.	Telecommunications products, wireless local access networks, personal digital assistants, digital cameras, low to medium lead count packaging information appliances.

Quad Flat Package (QFP)/Thin Quad Flat Package (TQFP)	44-256	Designed for advanced processors and controllers, application-specific integrated circuits and digital signal processors.	Multimedia applications, cellular phones, personal computers, automotive and industrial products, hard disk drives, communication boards such as ethernet, integrated services digital networks and notebook computers.

Quad Flat No-Lead Package (QFN)/ Dual-Row QFN (DR-QFN)/ Microchip Carrier (MCC)	12-160	QFN/DRQFN, also known as types of MCC, uses half-encapsulation technology to expose the rear side of the die pad and the tiny fingers, which are used to connect the chip and bonding wire with printed circuit boards. Dual-Row is to increase the lead counts for product requirement.	Cellular phones, wireless local access networks, personal digital assistant devices and digital cameras.

Bump Chip Carrier (BCC)	16-156	BCC packages use plating metal pads to connect with printed circuit boards, creating enhanced thermal and electrical performance.	Cellular phones, wireless local access networks, personal digital assistant devices and digital cameras.

Small Outline Plastic Package (SOP)/Thin	8-56	Designed for memory devices including static random access	Consumer audio/video and entertainment products, cordless

Package Types	Number of Leads	Description	End-Use Applications

Small Outline Plastic Package (TSOP)		memory, or SRAM, dynamic random access memory, or DRAM, fast static RAM, also called FSRAM, and flash memory devices.	telephones, pagers, fax machines, printers, copiers, personal computer peripherals, automotive parts, telecommunications products, recordable optical disks and hard disk drives.

Small Outline Plastic J-Bend Package (SOJ)	20-44	Designed for memory and low pin-count applications.	DRAM memory devices, microcontrollers, digital analog conversions and audio/video applications.

Plastic Leaded Chip Carrier (PLCC)	28-84	Designed for applications that do not require low-profile packages with high density of interconnects.	Personal computers, scanners, electronic games and monitors.

Plastic Dual In-line Package (PDIP)	8-64	Designed for consumer electronic products.	Telephones, televisions, audio/video applications and computer peripherals.

Plastic BGA	119-1520	Designed for semiconductors which require the enhanced performance provided by plastic BGA, including personal computer chipsets, graphic controllers and microprocessors, application-specific integrated circuits, digital signal processors and memory devices.	Telecommunications products, global positioning systems, notebook computers, disk drives and video cameras.

Stacked-Die BGA	120-1520	Combination of multiple dies in a single package enables package to have multiple functions within a small surface area.	Telecommunications products, local area networks, graphics processor applications, digital cameras and pagers.

Package-on-Package (POP, aMAP POP)	136-904	This technology places one package on top of another to integrate different functionalities while maintaining a compact size. It offers procurement flexibility, low cost of ownership, better total system cost and faster time to market. Designers typically use the topmost package for memory applications and the bottommost package for ASICs. By using this technology, the memory known good die issue can be mitigated and the development cycle time and cost can be reduced.	Cellular phones, personal digital assistants and system boards.

Land Grid Array (LGA)	10-72	Leadless package which is essentially a BGA package without the solder balls. Based on laminate substrate, land grid array packages allow flexible routing and are capable of multichip module functions.	High frequency integrated circuits such as wireless communications products, computers servers, personal computer peripherals and MEMS sensors.

Heterogeneous Integration. Heterogeneous Integration refers to the integration of separately manufactured components into a higher level assembly that, in the aggregate, provides enhanced functionality and improved operating characteristics:

•	SiP and Modules.

The drive towards semiconductor miniaturization and integration is expanding the commercial potential of SiP, a package or module containing a functional electronic system or sub-system that is integrated and miniaturized through IC greater assembly technologies. With attributes that deliver higher performance, cost effectiveness, and shorter time to market, SiP technology is enabling functionality and creating more commercial opportunities across a broader variety of electronics applications.

ASEH is a market leader in SiP technologies from design to assembly and high volume manufacturing. SiP involves the integration of multiple components from IC chips and components including ASICs, Memory, Analog & mixed signals devices, passives, MEMs, sensors, antennas and other devices into one single package. SiP and Modules products are gaining significant traction within the industry, given growing demand for miniaturized electronic devices that deliver more functions and higher performance, lower power, greater speed, and increased bandwidth. ASEH’s SiP portfolio includes flip chip and wirebond multichip packaging, embedding technologies such as SESUB and aEASI, and wafer level technologies including fan-out and IPD. IPD uses wafer level process to integrate passive components on an individual substrate. Recent IPD innovation involves the extension of the RDL (Redistribution) process to build high quality factor (Q) inductor and RF circuits on top of silicon wafers. It can be used in the following three approaches to enhance product performance: several solutions to replace discrete components such as Balun and Filter, or to integrate other passive components and act as interposer, or to replace PWB and act as a substrate of the module. In addition, we also leverage some of our SMT-based technologies, such as compartment shielding, double sided module and antenna integration.

We also offer module assembly services, which combine one or more packaged semiconductors with other components in an integrated module to enable increased functionality for system-level assembly. End-use applications for modules include cellular phones, wireless LAN applications, Bluetooth applications, camera modules, automotive applications, toys, networking, storage, and power management.

•	Fan-out

Fan-out packaging continues to gain major prominence within the industry, based on significant technical advantages that have led to its broad commercialization. This advanced packaging platform is evolving to meet application demands for smaller form factors and improved electrical and thermal performance.

With the packaging done on singulated die formed into a reconstituted molded wafer, fan-out packaging enables multi-die packages, through partitioning with different nodes and functionality. Fan-out can be done either chip first or chip last, with both options resulting in much higher density interconnect and improved cost efficiency. Initially fan-out was used primarily for smaller, lower I/O count packages, until we introduced a very high-density fan-out alternative to 2.5D Interposer packages, fan-out on Substrate (FOCoS), a hybrid fan-out/FCBGA package. Today, fan-out is in high volume applications for a wide variety of products, including PMICs, RF packages, Baseband processors, and high-end networking systems. Key attributes include:

•       Parallel Manufacturing Process in Wafer Form

•       Smallest Package in X,Y and Z

•       Excellent Mechanical, Electrical, and Thermal Performance

•	2.5D & 3D Packaging

As 5G, AI, and high-performance computing continue to make inroads into our world, we believe there is an increased demand for semiconductor devices that deliver enhanced performance, lower latency, increased bandwidth and greater power efficiency. ASEH strives to meet this demand by innovating 2.5D & 3D technologies that we believe are becoming more central within the semiconductor industry. We have established ourselves as a leader in 2.5D technology through our successful pioneering of 2.5D solutions that helped bring advanced ASIC and HBM products to the market place. In addition, ASEH is also introducing high density fan-out technology for die stacking & multi-die solutions to achieve high bandwidth & high performance across the market landscape, addressing demand from high density data centers to consumer and mobile space.

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

The demand for higher performance semiconductors in smaller packages will continue to spur the development of IC substrates that can support the advancement in circuit design and fabrication. As a result, we believe that the market for substrates will grow and the cost of substrates as a percentage of the total packaging process will increase. In the past, substrates we designed for our customers were produced by independent substrate manufacturers. Since 1997, we have been designing and producing a portion of our interconnect materials in-house. In 2018, our interconnect materials operations supplied approximately 14.2% of our consolidated substrate requirements by value.

The following table sets forth, for the periods indicated, the percentage of our packaging revenues accounted for by each principal type of packaging products or services.

	Year Ended December 31,
	2016	2017	2018

Bumping, Flip Chip, WLP and SiP	28.6%	29.9%	36.1%
IC Wirebonding(1)	61.4	59.2	54.0
Discrete and other	10.0	10.9	9.9
Total	100.0%	100.0%	100.0%

(1)	Includes leadframe-based packages such as QFP/TQFP, QFN/MCC and PLCC/PDIP and substrate-based packages, such as various BGA package types and LGA.

Testing Services

We provide a complete range of semiconductor testing services, including front-end engineering testing, wafer probing, final testing of logic/mixed-signal/RF/(2.5D/3D) module and SiP/MEMS/Discrete and other test-related services.

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

Logic/Mixed-signal/RF/(2.5D/3D) module and SiP/Discrete Final Testing. We conduct final tests of a wide variety of logic/mixed-signal/RF/(2.5D/3D) module and SiP/MEMS/discrete semiconductors, with the number of leads or bumps ranging from the single digits to over ten thousand and operating frequencies of over 32 Gbps for digital semiconductors and mmWave for radio frequency semiconductors, which are at the high end of the range for the industry. The products we test include semiconductors used for wired, wireless and mobile communications, automotive, home entertainment, personal computer, artificial intelligence, and high performance computing applications, as well as a variety of consumer and application-specific integrated circuits for various specialized applications.

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

The following table sets forth, for the periods indicated, the percentage of our testing revenues accounted for by each type of testing service.

	Year Ended December 31,
	2016	2017	2018
Testing Services:
Front-end engineering testing	3.6%	3.4%	2.4%
Wafer probing	19.7	16.7	24.8
Final testing	76.7	79.9	72.8
Total	100.0%	100.0%	100.0%

Electronic Manufacturing Services. Since our acquisition of a controlling interest in Universal Scientific Industrial in February 2010 and acquisition of all the shares of USI Inc. in September 2018, we also provide integrated solutions for electronic manufacturing services in relation to computers and storage, peripherals, communications, industrial, automotive, and server applications. The key products and services we offer to our customers, for instance, include:

•	Computers: motherboards for server & desktop PC; peripheral; port replicator;

•	Communications: Wi-Fi; SiP;

•	Consumer products: control boards for flat panel devices; SiP;

•	Automotive electronics: automotive electronic manufacturing services; car LED lighting; regulator/rectifier;

•	Industrial products: point-of-sale systems; smart handheld devices;

•	Storage: network attach system; network video record; solid state driver; and

•	Others: field replacement unit; return material authorization.

Seasonality

See “Item 5. Operating and Financial Review and Prospects—Operating Results and Trend Information—Quarterly Operating Revenues, Gross Profit and Gross Margin.”

Sales and Marketing

Sales and Marketing Presence

We maintain sales and marketing offices in Taiwan, the United States, Belgium, Singapore, the P.R.C., Korea, Malaysia, Japan and a number of other countries. We also have sales representatives operating in certain other countries in which we do not have offices. Our sales and marketing offices in Taiwan are located in Hsinchu, Taichung and Kaohsiung. We conduct marketing research through our customer service personnel and through our relationships with our customers and suppliers to keep abreast of market trends and developments. We also provide advice in the area of production process technology to our major customers planning the introduction of new products. In placing orders with us, our customers specify which of our facilities these orders will go to. Our customers conduct separate qualification and correlation processes for each of our facilities that they use. See “—Qualification and Correlation by Customers.”

Customers

Our five largest customers together accounted for approximately 42.0%, 46.4% and 46.2% of our operating revenues in 2016, 2017 and 2018, respectively. One customer accounted for more than 10.0% of our operating revenues in 2016, 2017 and 2018.

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

	Year Ended December 31,
	2016	2017	2018
Communications	52.2%	48.9%	49.9%
Computing	11.5	11.5	14.0
Consumer electronics/industrial/automotive/other	36.3	39.6	36.1
Total	100.0%	100.0%	100.0%

In addition, we have provided electronic manufacturing services since our acquisition of the controlling interest of Universal Scientific Industrial in February 2010 and acquisition of all the shares of USI Inc. in September 2018. Our electronic manufacturing services provide a wide range of products with end-use applications. The following table sets forth a breakdown of the percentage of our operating revenues generated from our electronic manufacturing services for the periods indicated by the principal end-use applications.

	Year Ended December 31,
	2016	2017	2018
Communications	50.6%	45.5%	35.7%
Computers and storage	16.9	15.0	14.2
Consumer electronics	18.4	25.9	34.3
Industrial	7.2	7.3	10.0
Automotive	6.0	5.6	5.0
Other	0.9	0.7	0.8
Total	100.0%	100.0%	100.0%

We categorize our operating revenues geographically based on the country in which the customer is headquartered. The following table sets forth, for the periods indicated, the percentage breakdown by geographic regions of our operating revenues.

	Year Ended December 31,
	2016	2017	2018
United States	65.8%	67.6%	62.2%
Taiwan	14.1	12.2	12.3
Asia	10.9	10.4	15.1
Europe	8.5	9.1	9.9
Other	0.7	0.7	0.5
Total	100.0%	100.0%	100.0%

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

We do not maintain large inventories of leadframes, substrates, gold wire or molding compound, but generally maintain sufficient stock of each principal raw material based on blanket orders and rolling forecasts of near-term requirements received from customers. In addition, several of our principal suppliers dedicate portions of their inventories as reserves to meet our production requirements. However, shortages in the supply of materials experienced by the semiconductor industry have in the past resulted in occasional price adjustments and delivery delays. For example, in the first half of 2000, the industry experienced a shortage in the supply of IC substrates used in BGA packages, which, at the time, were only available from a limited number of suppliers located primarily in Japan. In order to reduce the adverse impact caused by the price fluctuations of raw materials, we have developed substitute raw materials, such as copper wire, the cost of which is much cheaper than that of gold wire. However, we cannot guarantee that we will not experience shortages or price increase in the near future or that we will be able to obtain adequate supplies of raw materials in a timely manner and at a reasonable price or to develop any substitute raw materials. In the event of a shortage and/or price increase, we generally inform our customers and work together to accommodate changes in delivery schedules and/or the price increase of raw materials.

We produce substrates for use in our packaging operations. In 2018, our interconnect materials operations supplied approximately 14.2% of our consolidated substrate requirements by value. See “—Principal Products and Services—Interconnect Materials.”

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

Electronic Manufacturing Services

Our manufacturing processes use many raw materials in our electronic manufacturing services. For 2018, raw materials costs accounted for 81.1% of our operating revenues from electronic manufacturing services. Our principal raw materials include, among others, printed circuit boards, integrated chips, ink, semiconductor devices, computer peripherals and related accessories and electronic components. Our principal raw materials varied in the past, depending on the end-use products we provided.

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

Wire bonders connect the input/output terminals on the silicon die using extremely fine gold or copper wire to leads on leadframes or substrates. Typically, a wire bonder may be used, with minor modifications, for the packaging of different products. As of January 31, 2019, we operated an aggregate of 25,009 wire bonders, of which 24,954 were fine-pitch wire bonders. As of the same date, 20 of the wire bonders operated by us were consigned by customers and none were leased under operating leases. For the packaging of certain types of substrate-based packages, die bonders are used in place of wire bonders. The number of bonders at a given facility is commonly used as a measure of the packaging capacity of the facility. In addition to bonders, we maintain a variety of other types of packaging equipment, such as wafer grind, wafer mount, wafer saw, heat sink placement, automated molding machines, laser markers, solder plate, pad printers, dejunkers, trimmers, formers, substrate saws and scanners. We purchase our packaging equipment from major international manufactures, including Orion Systems Integration Pte. Ltd., BE Semiconductor Industries N.V., Kulicke & Soffa Pte Ltd., HANMI Semiconductor Co., Ltd. and TOWA Corporation.

Testing

Testing equipment is the most capital intensive component of the testing process. We generally seek to purchase testers from different suppliers with similar functionality and the ability to test a variety of different semiconductors. We purchase testers from major international manufacturers, including Teradyne, Inc., Advantest Corporation, GAT Asset Taiwan Limited and Hon Technologies, Inc. Upon acquisition of new testers, we install, configure, calibrate, perform burn-in diagnostic tests on and establish parameters for the testers based on the anticipated requirements of existing and potential customers and considerations relating to market trends. As of January 31, 2019, we operated an aggregate of 4,824 testers, of which 1,484 were consigned by customers and 32 were leased under operating leases. In addition to testers, we maintain a variety of other types of testing equipment, such as automated handlers and probers (special handlers for wafer probing), scanners, reformers and computer workstations for use in software development. Each tester may be attached to a handler or prober. Handlers attach to testers and transport individual packaged semiconductor to the tester interface. Probers similarly attach to the tester and align each individual die on a wafer with the interface to the tester.

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

Electronic Manufacturing Services

The SMT assembly line is the key facility of our electronic manufacturing operations, and generally includes a printer and one or two high-speed mounters and/or a multi-function mounter. The SMT assembly process primarily consists of the following three manufacturing steps: (i) solder paste stencil printing, (ii) component placement and (iii) solder reflow. High-speed SMT assembly systems offer both economic and technical advantages that may reduce both production cost and time while meeting quality requirements. Thus, SMT has become the most popular assembly method for sophisticated electronic devices. We had 137 SMT lines as of January 31, 2019.

Intellectual Property

As of January 31, 2019, we held 2,415 Taiwan patents, 1,588 U.S. patents, 1,375 P.R.C. patents and 29 patents in other countries related to various semiconductor packaging technologies and invention, utility and design on our electronic manufacturing services. In addition, as of January 31, 2019, we also had a total of 1,395 pending patent applications in 153 Taiwan, 430 in U.S. patents, 788 in P.R.C. patents and 24 patents in other countries. Moreover, we filed several trademarks applications in Taiwan, the United States, China and the European Union. For example, “ASE”, “aCSP”, “ a-EASI”, “a-fcCSP”, “aQFN”, “a-QFN”, “a-S3”, “a-TiV”, “aWLP”, “a-WLP”, “iSiP”, “iWLP”, “aSiM”, “SiP-id” and “SPIL” have been registered in Taiwan.

We have also entered into various non-exclusive technology license agreements with other companies involved in the semiconductor manufacturing process, including Fujitsu Limited, Flip Chip International, L.L.C., Infineon Technologies AG, TDK Corporation and Deca Technologies Inc. The technology we license from these companies includes solder bumping, redistribution, ultra CSP assembly, advanced QFN assembly, wafer level packaging and other technologies used in the production of package types, such as BCC, flip-chip BGA, film BGA, aQFN and chip embedding. Our license agreements with Flip Chip International, L.L.C. will not expire until the expiration of the patents licensed by the agreement. Our license agreement with Infineon Technologies AG will expire on November 5, 2019. Our license agreement with Fujitsu Limited renews automatically each year unless the parties to the agreement agree otherwise. Our license agreement with TDK Corporation will remain in effect until expiration of the TDK’s patents licensed by the agreement. Our license agreement with Deca Technologies Inc. will expire on January 13, 2026. Our success depends in part on our ability to obtain, maintain and protect our patents, licenses and other intellectual property rights, including rights under our license agreements with third parties.

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

Location	IATF 16949:2016(1)	ISO9001(2)	ISO 14001(3)	ISO 17025(4)	ISO 14064-1(5)	IECQ HSPM QC080000(6)	Sony Green (7)	OHSAS 18001(8)	TOSHMS (9)	ISO 50001(10)	ISO 13485(11)	ISO 28000(12)	ISO 26262(13)	ISO 15408-EAL6(14)	TL 9000(15)

Taiwan	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓	✓	✓
China	✓	✓	✓		✓	✓	✓	✓	✓				✓		✓
Korea	✓	✓	✓			✓	✓	✓			✓
Japan	✓	✓	✓		✓	✓	✓
Malaysia	✓	✓	✓		✓	✓	✓						✓
Singapore	✓	✓	✓			✓		✓						✓
U.S.		✓	✓	✓

(1)	IATF 16949:2016 standards were originally created by the International Automotive Task Force in conjunction with the International Standards Organization, or ISO. These standards provide for continuous improvement with an emphasis on the prevention of defects and reduction of variation and waste in the supply chain.

(2)	ISO 9001 quality standards, set by the ISO, are related to quality management systems and designed to help organizations ensure that they meet the needs of customers and other stakeholders while meeting statutory and regulatory requirements related to the product.

(3)	ISO 14001 sets out the criteria for an environmental management system. It can be used by any organization that wants to improve resource efficiency, reduce waste and drive down costs.

(4)	ISO 17025 is the main ISO standard used by testing and calibration laboratories.

(5)	ISO 14064-1 standard is part of the ISO 14000 series of International Standards for environmental management. The ISO 14064 standard provides governments, businesses, regions and other organizations with a complementary set of tools for programs to quantify, monitor, report and verify greenhouse gas emissions.

(6)	IECQ HSPM QC080000 is a certification designed to manage, reduce and eliminate hazardous substances.

(7)	“Sony Green Partner” indicates our compliance with the “Sony Green Package” standard requirements.

(8)	OHSAS 18001 is a set of standards designed upon collaboration with occupational health and safety experts and now offered by many certification organizations as an indication of compliance with certain standards for occupational health and safety.

(9)	TOSHMS is the Taiwan Occupational and Health Management System.

(10)	ISO 50001 is a standard for an energy management system. It can be used by any organization that wants to reduce energy costs and use energy more efficiently.

(11)	ISO 13485 quality management system sets forth the quality requirements for organizations that are required to consistently meet customers’ requirements and regulatory requirements in the medical devices and related services industry.

(12)	ISO 28000 is an international standard for security management system dealing with security assurance in a supply chain.

(13)	ISO 26262 is an international standard for functional safety of electrical and electronic systems in production automobiles defined by ISO.

(14)	ISO 15408-EAL6 is a framework that outlines the criteria for globally recognized standards and security inspections for IT products. It is designed for products and applications that are targeted for high security-intensive markets, such as the government, banking or defense sectors.

(15)	TL 9000 quality management system sets forth the supply chain quality requirements of the global communications industry.

Since our acquisition of a controlling interest in Universal Scientific Industrial in February 2010 and acquisition of all the shares of USI Inc. in September 2018, we began providing electronic manufacturing services, for which we also have strict process controls. The table below sets forth the certifications we have obtained for our electronic manufacturing services facilities.

Location	IATF 16949:2016	ISO 9001	ISO 14001	ISO 14064-1	IECQ QC 080000	TL 9000	OHSAS 18001	ISO 50001	ISO 17025	ISO 26262	TOSHMS	ISO 13485
Taiwan	✓	✓	✓	✓	✓		✓	✓			✓
China	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓		✓
Mexico	✓	✓	✓	✓	✓		✓	✓

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

Our packaging and testing business also faces actual and potential competition from companies at other levels of the supply chain, which have the financial resources and technical capabilities to enter and compete effectively with us. For example, TSMC has launched integrated fan-out (“InFO”) technology, which put into mass production in 2016. InFO is expected to further intensify the competition in the packaging and testing industry.

Our electronic manufacturing services business, operated by our subsidiary Universal Scientific Industrial, faces significant competition from other electronic manufacturing services providers, such as Hon Hai Precision Ind. Co., Ltd., with comprehensive integration, wide geographic coverage and large production capabilities that enable them to achieve economies of scale. We believe, however, that we can still achieve satisfactory performance in the market given that we have been able to provide products with high quality and we are capable of designing new products by cooperating with our customers.

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

Furthermore, in order to demonstrate our commitment to environmental protection, in December 2013, our board of directors approved contributions to environmental protection efforts in Taiwan in a total amount of not less than NT$3,000.0 million, to be made in the following 30 years. For the years ended December 31, 2016, 2017 and 2018, ASE has made contributions in the amount of NT$100.0 million (US$3.3 million) each, respectively, through ASE Cultural and Educational Foundation to fund various environmental projects, and ASE’s board of directors have resolved in a resolution in February 2019 to contribute NT$100.0 million (US$3.3 million) through ASE Cultural and Educational Foundation in environmental projects in 2019. Our estimated environmental capital expenditures for 2019 will be approximately US$34.2 million, of which 49.1% will be used in climate change adaptation.

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

In connection with the same alleged violations at our K7 plant, in October 2014, the Kaohsiung District Court ruled that we were in violation of the R.O.C. Waste Disposal Act and imposed on us a criminal penalty of NT$3.0 million. We appealed the case to the Taiwan High Court Kaohsiung District Branch in November 2014. On September 29, 2015, the Taiwan High Court Kaohsiung District Branch overturned the decision made by Kaohsiung District Court and found us not guilty and repealed the criminal penalty imposed on us. The verdict was final and not appealable. For additional details of these administrative actions and judicial proceedings related to our K7 Plant see “Item 4. Information on the Company—Property, Plants and Equipment” and see “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” Defending against any of the pending or future actions will likely be costly and time-consuming and could significantly divert management’s efforts and resources.

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

We believe that there are opportunities associated with climate change related risks and have implemented the following strategies to evaluate the risks and take advantage of the opportunities:

•	Management procedures. Since 2013, ASE has been using the Enterprise Risk Management (ERM) to manage climate change related risks. Consequently, potential risks induced by climate change are identified and assessed in a global scale. We have established a specific monitoring and control mechanism to reduce the adverse impacts of climate change on our business operation. The identified risks are managed by a variety of departments or functions (risk functions) across all parts of our organization.

•	Identification processes for risks and opportunities. The identification process for risks and opportunities is carried out at both company and asset level linked to multidimensional aspects. Natural disaster, sustainability development and low carbon technology are also the major factors to address climate change related risks. To do so, risk management programs are regularly implemented in our major manufacturing sites as well as all group-level functional departments and assets. Risk identification, assessment and response are three important steps in the ERM cycle. Risks and events that might have an influence on our business objectives are identified and evaluated, in order to decide on appropriate responses.

•	Prioritize the risks and opportunities identified. In accordance with a matrix analysis, the priority of climate change risks and opportunities are determined by the following criteria: timeframe, likelihood, control effectiveness and magnitude of impact on our sustainable operation. A comprehensive methodology is designed to evaluate the cost of implementation, effectiveness (degree to which a response will reduce impact), feasibility (difficulty) and time needed for implementation. Under a mechanism of prevention, early warning and emergency response to risks of different priorities, we believe that we will be able to effectively keep climate change risks under control.

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

In 2015, ASE established the Corporate Sustainability Committee (CSC) as the highest level of management for sustainability management. The CSC is chaired by the chief operating officer and comprises of senior management executives, including six directors of ASEH. The CSC is responsible for supervising corporate-wide sustainability affairs and reports directly to the board of directors. The CSC is driven by five sustainability taskforces, among which, the environmental and green innovation taskforce monitor climate change and water-related issues.

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

ASEH is committed to increase resource recycling and reduce greenhouse gas emission, wastewater discharge, waste generation and chemical use. ASE Corporate Social Responsibility Best Practice Principles Article 16 mentions: “to improve water use efficiency, the subsidiaries of the Company shall properly and sustainably use water resources and establish relevant management measures. The subsidiaries of the Company shall construct and improve environmental protection treatment facilities to avoid polluting water, air and land, and use its best efforts to reduce adverse impact on human health and the environment by adopting the best practical pollution prevention and control measures.”

In terms of water resource, effective management diminishes the impact of water shortages on ASEH and the value chain, and strengthens corporate competitiveness. As the world’s leading semiconductor manufacturer, we have established sustainable water recycling system: set up water management objective and strategy based upon integrated circular thinking. To mitigate water-shortage related risks, our water management program is based on three approaches: reduce, reuse and recycle. We also continuously explore opportunities to improve business resilience and competiveness through water use conservation.

In 2015, we joined the Responsible Business Alliance (RBA, previously the Electronic Industry Citizens Coalition or EICC). Every year, all of ASE’s facilities (there are currently 19 including both ASE and USI) complete the RBA’s Self-Assessment Questionnaire (SAQ) to identify the labor, environmental, and ethical risks in their operations. In internal management, we adopt the guidelines set out by the United Nations Framework Convention on Climate Change by encouraging all facilities to submit their own self-initiated goals that are set according to their own operation scale and capabilities. The concept of “common but differentiated responsibilities (CBDR)” helps steer our operations to achieve 2020 Environmental Targets through the support from the Environment and Green Innovation Taskforce. We refer to the Aqueduct Water Risk data from the World Resources Institute to calculate the level of water risk at each site based on the product of the three risk factors. The three risk factors are World Resources Institute’s overall water risk, revenue share, and total water withdrawal. The assessment results will be divided into 5 levels, with a weight score of more than 60% (Score 76) being extremely high risk; a weight score of more than 40% less than 60% (Score 51~75) is a high risk; a weight score of more than 20% is less than 40% (Score 26~50) is moderate risk; weight score over 10% is less than 20% (Score 13~25) is low risk; weight score below 10% (Score 12) is extremely low risk.

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

ORGANIZATIONAL STRUCTURE

The following chart illustrates our corporate structure including our principal manufacturing subsidiaries as of January 31, 2019. The following chart does not include wholly owned intermediate holding companies, internal trading companies and those companies without active operations.

Our Consolidated Subsidiaries

ASE Test Taiwan

ASE Test Taiwan, which was acquired in 1990, is our wholly owned subsidiary. It is incorporated in Taiwan and is engaged in the testing of integrated circuits.

ASE Malaysia

ASE Malaysia, which was established in 1991, is our wholly owned subsidiary. It is incorporated in Malaysia and is engaged in the packaging and testing of integrated circuits.

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

ASE Electronics

ASE Material was established in 1997 as an R.O.C. company for the production of interconnect materials, such as substrates, used in the packaging of semiconductors. We initially held a majority stake in ASE Material, but acquired the remaining equity by means of a merger of ASE Material with and into us in August 2004. In August 2006, we spun off the operations originally conducted through ASE Material into our wholly owned subsidiary ASE Electronics. ASE Electronics currently supplies our packaging operations with a substantial portion of our substrate requirements. The facilities of ASE Electronics are primarily located in the Nantze Export Processing Zone near our packaging and testing facilities in Kaohsiung, Taiwan.

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

ASESH AT

We acquired 100% equity interest in GAPT, now known as ASESH AT, in January 2007 for a purchase price of US$60.0 million. ASESH AT is a P.R.C. company based in Shanghai, China that provides packaging and testing services for a wide range of semiconductors.

ASEN

In September 2007, we acquired 60.0% equity interest in ASEN, formerly known as NXP Semiconductors Suzhou Ltd., from NXP Semiconductors for a purchase price of US$21.6 million. In March 2018, we acquired the remaining 40.0% equity interest in ASEN for a purchase price of US$127.1 million. In August 2018, we resolved to sell 30.0% equity interest in ASEN to Tsinghua Unigroup Ltd. at US$95.3 million. ASEN is based in Suzhou, China and is engaged in semiconductor packaging and testing.

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

USI Group

USI Group engages primarily in electronic manufacturing services in relation to computers and storage , consumer electronics, communications, industrial and automotive, among other services and businesses. We purchased 22.6% of the outstanding shares of Universal Scientific Industrial in 1999. We subsequently increased our holding to 23.3% in 2000. As of December 31, 2009, we held approximately 18.1% of Universal Scientific Industrial’s outstanding equity shares, which allowed us to exercise significant influence over Universal Scientific Industrial and therefore accounted for this investment by the equity method. In February 2010, we, along with our two subsidiaries, J&R Holding Limited and ASE Test, through a cash and stock tender offer, acquired 641,669,316 common shares of Universal Scientific Industrial at NT$21 per share, amounting to NT$13,475.1 million in total, resulting in our controlling ownership over Universal Scientific Industrial.

As a result, Universal Scientific Industrial became our subsidiary. The shares of Universal Scientific Industrial were delisted from the TWSE on June 17, 2010, which were previously listed under the symbol “2350.” In August 2010, we acquired additional 222,243,661 shares of Universal Scientific through another tender offer at NT$21 per share, amounting to NT$4,667.1 million in total. In September 2012, as part of our internal business restructuring, our subsidiaries transferred their shareholdings in Universal Scientific Industrial to ASE.

In February 2012, Universal Scientific Industrial Shanghai completed its IPO on the Shanghai Stock Exchange. The total proceeds from the IPO was approximately RMB811.7 million prior to deducting underwriting discounts and commissions. In November 2014, Universal Scientific Industrial Shanghai completed its capital increase by way of domestic private placements through a bidding process, raising a total of RMB2,063.0 million prior to deducting underwriting discounts and commissions. The issue price per share was RMB27.06. As of January 31, 2019, we indirectly held 74.7% of the total outstanding shares of Universal Scientific Industrial Shanghai through our subsidiaries USI Inc. and ASE Shanghai.

On February 2, 2015, Universal Scientific Industrial’s shareholders passed a resolution at the shareholders’ meeting to spin-off and assign Universal Scientific Industrial’s investment businesses with a then-estimated value of NT$35,537.8 million to USI Inc. In April 2015, Universal Scientific Industrial completed a spin-off of its subsidiaries to USI Inc., a company incorporated under R.O.C. law. As part of our business realignment effort, we acquired 990.1 million shares in USI Inc. on the spin-off record date, which resulted in us holding 99.2% of the total then outstanding shares of USI Inc. Following Universal Scientific Industrial’s spin-off of its investment businesses to USI Inc., Universal Scientific Industrial carried out a capital reduction plan reducing its capital from NT$16,413.0 million to NT$400.0 million. As a result of such spin-off, as of April 1, 2015, we held approximately 99.0% of the outstanding common shares of Universal Scientific Industrial.

On September 24, 2015, as part of our corporate reorganization to align each business function to different legal entity groups, the board of directors of ASE passed a resolution to announce our intention to carry out the Universal Scientific Industrial Share Transfer. The Universal Scientific Industrial Share Transfer was approved by the Investment Commission of MOEA on February 3, 2016. The majority of shares were transferred in March 2016, and the remaining shares were transferred in May 2016. Following the completion of the Universal Scientific Industrial Share Transfer, USI Group will operate under the legal entities directly and indirectly held under USI Inc.

In January 2017, Universal Scientific Industrial completed a cash capital increase of NT$1,000 million and ASE’s shareholdings of Universal Scientific Industrial increased to 75.7%.

In January 2018, the shareholders’ meeting of the Company’s subsidiary, USI Enterprise Limited, resolved to repurchase its outstanding 3,738,000 ordinary shares at the price of US$17.49 per share and, as a result, ASE’s shareholdings of USI Enterprise Limited increased from 96.9% to 98.6%. In July 2018, the board of directors of ASE and UGTW approved the acquisition of the outstanding ordinary shares of USI Inc. and Universal Scientific Industrial at NT$35 (US$1.1) and NT$18 (US$0.6) per ordinary shares, respectively, as well as the purchase of ordinary shares from dissenting shareholders in August 2018. ASE and UGTW have completed the acquisition of USI Inc. and Universal Scientific Industrial in September 2018 and December 2018, respectively.

In order to advance our global supply system and expand our commercial reach in Europe, our subsidiary, Universal Global Electronics Co., Ltd., entered into an equity transfer agreement with Chung Hong Electronics (Suzhou) Co., Ltd., intending to acquire the entire 60% equity in its Polish subsidiary, Chung Hong Electronics Poland SP.Z.O.O., in Eastern Europe for a consideration of RMB78 million in August 2018. This agreement also stipulated that within six months after the audit of financial statements of the Polish subsidiary for the year ending 2020, Universal Global Electronics Co., Ltd. can acquire the remaining equity in such subsidiary at 10 times the static P/E ratio. As of January 31, 2019, Universal Global Electronics Co., Ltd. has made prepayments for investment of NT$103.6 million (US$3.4 million).

In October 2018, to increase operational flexibility through organizational restructure, ASE’s board of directors resolved to spin off ASE’s investment department, which is responsible for managing the ordinary shares and assets of USI Inc., into USI Global, a newly established company. The spin-off consummated in November 2018 and the Company obtained control over USI Global. In December 2018, the board of directors of the Company and USI Global resolved to merge and the merger consummated in January 2019. The Company became the surviving entity from the merger and USI Global was dissolved after the merger. USI Global’s spin-off from ASE Inc. and USI Global’s merger with the Company have no material effect on the Company’s financial position and financial performance. As of January 31, 2019, the Company indirectly held 73.8% of the outstanding shares of Universal Scientific Industrial and directly held 100.0% of the outstanding shares of USI Inc. See “Item 4. Information on the Company—Information on the Company—History and Development of the Company—USI Group Restructuring” for more information.

SPIL

SPIL is a provider of semiconductor packaging and testing services. SPIL offers a full range of packging and testing solutions, including advanced packages, substrate packages and lead-frame packages, as well as testing for logic and mixed signal devices. SPIL also provides turnkey services, from packaging and testing to shipment service.

SPIL and ASE entered into a Joint Share Exchange Agreement on June 30, 2016, pursuant to which ASE established ASEH through a statutory exchange and ASEH acquired all issued and outstanding shares of both ASE and SPIL. For details about the Joint Share Exchange Agreement, see “Item 10. Additional information—Material Contract.”

The Share Exchange consummated on April 30, 2018, and SPIL’s shares concurrently delisted from TWSE and NASDAQ on April 30, 2018. On April 30, 2018, ASE and SPIL became privately held wholly-owned subsidiaries of ASEH. For details about the SPIL Acquisition, see “Item 4. Information on the Company—Acquisition of Common Shares and American Depositary Shares of SPIL.”

PROPERTY, PLANTS AND EQUIPMENT

We operate a number of packaging, testing and electronic manufacturing facilities in Asia and the United States. Our facilities provide varying types or levels of services with respect to different end-product focus, customers, technologies and geographic locations. With our diverse facilities we are able to tailor our packaging, testing and electronic manufacturing solutions closely to our customers’ needs. The following table sets forth the location, commencement of operation, primary use, approximate floor space and ownership of our principal facilities as of January 31, 2019.

Facility	Location	Commencement of Operation	Primary Use	Approximate Floor Space (in sq. ft.)	Owned or Leased

ASE Inc.	Kaohsiung, R.O.C.	March 1984	Our primary packaging facility, which offers complete semiconductor manufacturing solutions in conjunction with ASE Test Taiwan and foundries located in Taiwan. Focuses primarily on packaging services such as flip-chip, wafer bumping and fine-pitch wire bonding.	6,729,000	Land: leased Buildings: owned and leased

	Chung Li, R.O.C.	Acquired in July 1999	An integrated packaging and testing facility that specializes in semiconductors for communications and consumer applications.	4,162,000	Land and buildings: owned

ASE Test Taiwan	Kaohsiung, R.O.C.	Acquired in April 1990	Our primary testing facilities, which offer complete semiconductor manufacturing solutions in conjunction with ASE Inc.’s facility in Kaohsiung and foundries located in Taiwan. Focuses primarily on advanced logic/mixed-signal/RF/3D IC testing for integrated device manufacturers, fabless design companies and system companies.	941,000	Land: leased Buildings: owned and leased

ASE Malaysia	Penang, Malaysia	February 1991	An integrated packaging and testing facility that focuses primarily on the requirements of integrated device manufacturers.	1,102,000	Land: leased Buildings: owned

ASE Korea	Paju, Korea	Acquired in July 1999	An integrated packaging and testing facility that specializes in semiconductors for radio frequency, sensor and automotive applications.	1,294,000	Land and buildings: owned

ISE Labs	California, USA Texas, USA	Acquired in May 1999	Front-end engineering and final testing facilities located in northern California in close proximity to some of the world’s largest fabless design companies. Testing facilities located in close proximity to integrated device manufacturers and fabless companies in Texas.	80,000	Land and buildings: owned and leased

ASE Singapore	Singapore	Acquired in May 1999	An integrated packaging and testing facility that specializes in semiconductors for communication, computers and consumer applications.	282,000	Land: leased Buildings: owned and leased

Facility	Location	Commencement of Operation	Primary Use	Approximate Floor Space (in sq. ft.)	Owned or Leased

ASE Shanghai	Shanghai, China	June 2004	Design and production of semiconductor packaging materials.	1,693,000	Land: leased Buildings: owned

ASE Japan	Takahata, Japan	Acquired in May 2004	An integrated packaging and testing facility that specializes in semiconductors for cellular phone, household appliance and automotive applications.	108,000	Land and buildings: leased

ASE Electronics	Kaohsiung, R.O.C.	August 2006	Facilities for the design and production of interconnect materials such as substrates used in the packaging of semiconductors.	566,000	Land: leased Buildings: owned and leased

ASESH AT	Shanghai, China	Acquired in January 2007	An integrated packaging and testing facility that specializes in semiconductors for communications and consumer applications.	1,924,000	Land: leased Buildings: owned

ASEN	Suzhou, China	Acquired in September 2007	An integrated packaging and testing facility that specializes in communication applications.	451,000	Land: leased Buildings: owned

ASEWH	Shandong, China	Acquired in May 2008	An integrated packaging and testing facility that specializes in semiconductors for communications, computing and consumer applications.	828,000	Land: leased Buildings: owned

ASEKS	Kunshan, China	July 2010	An integrated packaging and testing facility that specializes in semiconductors for communications and consumer applications.	2,131,000	Land: leased Buildings: owned

Wuxi Tongzhi	Wuxi, China	Acquired in May 2013	An integrated packaging and testing facility that specializes in semiconductors for MP3, Vehicle, household appliance and communications applications.	78,000	Land and buildings: leased

Universal Scientific Industrial	Nantou, R.O.C.	Acquired in February 2010	Manufacture and marketing of electronic components, accessories and related products.	217,000	Land: owned Buildings: owned and leased

USI Mexico	Guadalajara, Mexico	Acquired in February 2010	Manufacturing site, which offer motherboard manufacture and system assembly.	384,000	Land and buildings: owned

Facility	Location	Commencement of Operation	Primary Use	Approximate Floor Space (in sq. ft.)	Owned or Leased

USISZ	Shenzhen, China	Acquired in February 2010	Manufacturing site, design, manufacture and marketing of motherboards, electronic components, accessories and related products in China.	683,000	Land: leased Buildings: owned

Universal Scientific Industrial Shanghai	Shanghai, China	Acquired in February 2010	Manufacturing site, design, manufacture and marketing of motherboards, electronic components, accessories and related products in China.	1,912,000	Land: leased Buildings: owned and leased

UGKS	Kunshan, China	August 2011	Manufacturing site, design, manufacture and marketing of motherboards, electronic components, accessories and related products in China.	1,072,000	Land and buildings: leased

UGTW	Nantou, R.O.C.	February 2010	Design, manufacture and marketing of electronic components, accessories and related products, and provide related research and development services.	956,000	Land: owned Buildings: owned and leased

UGJQ	Shanghai, China	Established in September 2013	Design, manufacture and marketing of motherboards, electronic components, accessories and related products in China.	998,000	Land and buildings: leased

Siliconware Precision Industries Co., Ltd.	Taichung, R.O.C.	Acquired in April 2018	Packaging facility, which offers semiconductor packaging and testing turnkey services. This facility focuses primarily on packaging services, such as flip-chip, wafer bumping and wire bonding.	5,724,000	Land: owned and leased Buildings: owned

	Changhua, R.O.C.	Acquired in April 2018	Packaging facility, which focuses primarily on sevices such as SiP, flip-chip, wafer bumping and wire bonding.	1,442,000	Land and buildings: owned

	Hsinchu, R.O.C.	Acquired in April 2018	Testing facility, which offers semiconductor testing services on wafer sorting and final testing. This facility focuses primarily on the requirement of wireless communication and consumer applications.	1,169,000	Land: leased Buildings: owned

Siliconware Technology (Suzhou) Limited	Suzhou, China	Acquired in April 2018	An integrated packaging and testing facility. This facility focuses primarily on packaging services, such as flip-chip, wafer bumping and wire bonding.	1,447,000	Land: leased Buildings: owned

ASE Inc. and ASE Test Taiwan have leased land in the Kaohsiung Nantze Export Processing Zone from the Export Processing Zone Administration (the “EPZA”) with ten-year to seventeen-year terms that will expire through June 2035. We have leased land from the Central Taiwan Science Park Administration in Taichung with twenty-year terms that will expire in November 2034. We have leased land from Hsinchu Science Park Administrations in Hsinchu with fourteen-year to forty-year terms that will expire through December 2034. No sublease or lending of the land is allowed. The EPZA, the Central Taiwan Science Park Administration and the Hsinchu Science Park Administrations have the right to adjust the rental price in the event the government revalues the land. The leases are typically renewable with one-month to three-month notice prior to the termination date.

ASE Inc. Kaohsiung Facility

On December 20, 2013, the Kaohsiung Environmental Protection Bureau imposed a fine of NT$102.0 million (the “Administrative Fine”) upon us for the violation of the Water Pollution Control Act. We filed an administrative appeal to nullify the Administrative Fine, which was dismissed by the Kaohsiung City Government. In August 2014, we appealed to the Kaohsiung High Administrative Court seeking to (i) revoke Kaohsiung City Government’s decision, (ii) lift the administrative penalty imposed on us and (iii) demand a refund of the Administrative Fine. On March 22, 2016, the Kaohsiung High Administrative Court revoked Kaohsiung City Government’s decision and lifted the administrative penalty. Our demand for a refund of the Administrative Fine was dismissed. We appealed to the Supreme Administrative Court on April 14, 2016 against the Kaohsiung High Administrative Court’s unfavorable ruling in dismissing a refund. On June 8, 2017, the Supreme Administrative Court overturned Kaohsiung High Administrative Court’s decision and ordered Kaohsiung Environmental Protection Bureau to refund the Administrative Fine paid by us.

In connection with the same alleged violations at our K7 plant, in October 2014, the Kaohsiung District Court ruled that we were in violation of the R.O.C. Waste Disposal Act and imposed on us a criminal penalty of NT$3.0 million. We appealed the case to the Taiwan High Court Kaohsiung District Branch in November 2014. On September 29, 2015, the Taiwan High Court Kaohsiung District Branch overturned the decision made by Kaohsiung District Court and found us not guilty and repealed the criminal penalty imposed on us. The verdict was final and not appealable. For additional details of these administrative actions and judicial proceedings related to our K7 Plant see “—Environmental Matters” and “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

Overview

The following sections discuss our business, financial condition and results of operations taking into account the SPIL Acquisition on April 30, 2018. Our finanacial information for 2018 consists operating results of: (a) ASE Technology Holding Co., Ltd. and SPIL for the period from April 30, 2018 through December 31, 2018; and (b) ASE, the predecessor entity of ASEH, for the twelve months ended December 31, 2018.

We offer a broad range of semiconductor packaging and testing services and we also offer electronic manufacturing services since our acquisition of a controlling interest in Universal Scientific Industrial in February 2010 and acquisition of all the shares of USI Inc. in September 2018. In addition to offering each service separately, we also offer turnkey services, which includes integrated packaging, testing and direct shipment of semiconductors to end users designated by our customers and solution-based proactive original design manufacturing, with our customers. In addition, we started generating revenues from our real estate business since 2010. Our operating revenues increased from NT$274,884.1 million in 2016 to NT$290,441.2 million in 2017 and NT$371,092.4 million (US$12,123.2 million) in 2018.

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

In 2016, 2017 and 2018, our depreciation, amortization and rental expense included in operating costs as a percentage of operating revenues was 10.3%, 9.5% and 10.9% respectively. The increase in depreciation, amortization and rental expense as a percentage of operating revenues in 2018 compared to 2017 was primarily a result of an increase in capital expenditures and PPA effects in 2018. We begin depreciating our equipment when the machinery is placed into service. There may sometimes be a time lag between when our equipment is available for use and when it achieves high levels of utilization. In periods of depressed industry conditions, such as the fourth quarter of 2008, we experienced lower than expected demand from customers, resulting in an increase in depreciation relative to operating revenues. In particular, the capacity utilization rates for our testing equipment are more severely affected during an industry downturn as a result of a decrease in outsourcing demand from integrated device manufacturers, which typically maintain larger in-house testing capacity than in-house packaging capacity.

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

Raw Material Costs

Substantially all of our raw material costs are accounted for by packaging, the production of interconnect materials and electronic manufacturing services. In particular, our electronic manufacturing services acquired in 2010 require more significant quantities of raw materials than our packaging and production of interconnect materials. In 2018, raw material costs accounted for 81.1% of our operating revenues from electronic manufacturing services, and our revenues generated from electronic manufacturing services contributed to 40.9% of our operating revenues. In 2016, 2017 and 2018, raw material cost as a percentage of our operating revenues was 45.5%, 49.2% and 49.1%, respectively.

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

Recent Accounting Pronouncements

Adopted standards for current period

In the current year, we have applied the following new, revised or amended standards and interpretations that have been issued and effective: Amendments to IFRS 2 Classification and Measurement of Share-based Payment Transactions, IFRS 9 Financial Instruments, Amendments to IFRS 9 and IFRS 7 Mandatory Effective Date of IFRS 9 and Transition Disclosures, IFRS 15 Revenue from Contracts with Customers, Amendments to IFRS 15 Clarifications to IFRS15 Revenue from Contracts with Customers, Amendments to IAS 40 Transfers of investment property and IFRIC 22 Foreign Currency Transactions and Advance Consideration. Except for the following, the initial application of the aforementioned new, revised or amended standards and interpretations did not have effect on our accounting policies. Please refer to note 3 to our consolidated financial statements included in this annual report for more information.

IFRS 9 “Financial Instruments” and related amendments

IFRS 9 supersedes IAS 39 “Financial Instruments: Recognition and Measurement”, with consequential amendments to IFRS 7 “Financial Instruments: Disclosures” and other standards. IFRS 9 sets out the requirements for classification, measurement and impairment of financial assets and hedge accounting. Please refer to note 4 to our consolidated financial statements included in this annual report for information relating to the relevant accounting policies.

The requirements for classification, measurement and impairment of financial assets have been applied retrospectively from January 1, 2018, and the requirements for hedge accounting have been applied prospectively. IFRS 9 is not applicable to items that have already been derecognized as of December 31, 2017.

The impact of adoption on our consolidated financial statements was not material.

Classification, measurement and impairment of financial assets

On the basis of the facts and circumstances that existed as of January 1, 2018, we have performed an assessment of the classification of recognized financial assets and have elected not to reflect the figures on a retrospective basis.

a)	Unquoted shares and limited partnership classified as available-for-sale are designated as at fair value through other comprehensive income and the changes in fair value accumulated in other equity are transferred directly to retained earnings instead of being reclassified to profit or loss on disposal. Impairment losses previously recognized and accumulated in retained earnings are adjusted by we to record an increase in retained earnings and a decrease in other equity, unrealized gains or losses on financial assets at fair value through other comprehensive income, since no subsequent impairment assessment is required under IFRS 9;

b)	Quoted shares classified as available-for-sale are classified as at fair value through profit or loss under IFRS 9. Open-end mutual funds classified as available-for-sale are classified as at fair value through profit or loss under IFRS 9 because the contractual cash flows are not solely payments of principal and interest on the principal outstanding and they are not equity instruments. We reclassify unrealized gains or losses on available-for-sale financial assets in other equity to retained earnings;

c)	Time deposits with original maturity of over three months, pledged time deposits and guarantee deposits are classified as measured at amortized cost under IFRS 9 because, on initial recognition, the contractual cash flows that are solely payments of principal and interest on the principal outstanding and these investments are held within a business model whose objective is to collect the contractual cash flows; and

d)	Debt investments with no active market are classified as at fair value through other comprehensive income under IFRS 9, because, on initial recognition, the contractual cash flows that are solely payments of principal and interest on the principal outstanding and these investments are held within a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets. We adjust those debt investments and other equity, unrealized gains or losses on financial assets at fair value through other comprehensive income, based on their fair value.

IFRS 15 “Revenue from Contracts with Customers” and related amendment

IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers and supersedes IAS 18 “Revenue”, IAS 11 “Construction Contracts” and a number of revenue- related interpretations. Please refer to note 4 to our consolidated financial statements included in this annual report for information relating to the relevant accounting policies.

Most of the revenues generated from the goods manufactured by our operating segments in packaging and testing are changed to be recognized over time after the application of IFRS 15. Prior to the application of IFRS 15, we recognized revenues when the significant risks and rewards of ownership of inventories have been transferred to customers.

Our 2018 financial results may not be comparable to that of 2017 because we elected only to retrospectively apply IFRS 15 to contracts that were not complete as of January 1, 2018 and recognized the cumulative effect of retrospectively applying IFRS 15 in retained earnings on January 1, 2018. The adoption of IFRS 15 did not have a material impact on our consolidated financial statements.

Standards not yet adopted

Among the new, revised or amended standards and interpretations that have been issued but are not yet effective, we assessed that the application of the new, revised or amended standards and interpretations will not have a material impact on our financial position and financial performance: Amendments to IFRSs Annual Improvements to IFRSs: 2015-2017 Cycle, Amendments to IFRS 9 Prepayment Features with Negative Compensation, Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture, IFRS 16 Leases, Amendments to IAS 19 Plan Amendment, Curtailment or Settlement, Amendments to IAS 28 Long-term Interests in Associate and Joint Venture, IFRIC 23 Uncertainty over Income Tax Treatments, Amendments to IFRS 3 Definition of a Business and Amendments to IAS 1 and IAS 8 Definition of Material. Please refer to note 3 to our consolidated financial statements included in this annual report for the impact on our financial position and operating results as a result of the initial adoption of the following standards and interpretations: IFRS 16 Leases and Amendments to IAS 19 Plan Amendment, Curtailment or Settlement.

IFRS 16 “Leases”

IFRS 16 sets out the accounting standards for leases that will supersede IAS 17, IFRIC 4 and a number of related interpretations.

Upon initial application of IFRS 16, we will elect to apply IFRS 16 in determining whether contracts are, or contain, a lease only to contracts entered into (or changed) on or after January 1, 2019. Contracts identified as containing a lease under IAS 17 and IFRIC 4 will not be reassessed and will be accounted for in accordance with the transitional provisions under IFRS 16.

Upon initial application of IFRS 16, if we are a lessee, IFRS 16 will recognize right-of-use assets or investment properties if the right-of-use assets meet the definition of investment properties, and lease liabilities for all leases on the consolidated balance sheets except for those whose payments under low-value asset and short-term leases will be recognized as expenses on a straight-line basis. On the consolidated statements of comprehensive income, we should present the depreciation expense charged on the right-of-use assets separately from the interest expense accrued on the lease liabilities; interest is computed using the effective interest method. On the consolidated statements of cash flows, cash payments for the principal portion of the lease liabilities will be classified within financing activities; cash payments for the interest portion will be classified within operating activities.

The application of IFRS 16 is not expected to have a material impact on the accounting results of us as lessor.

We anticipate applying IFRS 16 retrospectively with the cumulative effect of the initial application of this standard recognized on January 1, 2019. Comparative information will not be adjusted on a retrospective basis.

We expect to apply the following practical expedients:

•	We will apply a single discount rate to a portfolio of leases with reasonably similar characteristics to measure lease liabilities.

•	We will account for those leases for which the lease term ends on or before December 31, 2019 as short-term leases.

•	We will exclude initial direct costs from the measurement of right-of-use assets on January 1, 2019.

•	We will use hindsight, such as in determining lease terms, to measure lease liabilities.

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

Revenue Recognition.

Prior to 2018

Revenue is measured at the fair value of the consideration received or receivable and takes into account of estimated customer returns, rebates and other similar allowances. Revenue from the sale of goods and real estate properties is recognized when the goods and real estate properties are delivered and titles have passed, at the time all the following conditions are satisfied:

•	ASE has transferred to the buyer the significant risks and rewards of ownership of the goods and real estate properties;

•	ASE retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods and real estate properties sold;

•	the amount of revenue can be reliably measured;

•	it is probable that the economic benefits associated with the transaction will flow to ASE; and

•	the costs incurred or to be incurred in respect of the transaction can be reliably measured.

Service income is recognized when services are rendered.

Our customers bear the title and risk of loss for bare semiconductor wafers that we receive and package into finished semiconductors and/or those packaged semiconductors that we receive and test for performance specifications. Accordingly, the cost of customer-supplied semiconductor materials is not included in our consolidated financial statements.

A sales discount and return allowance is recognized in the period during which the sale is recognized, and is estimated based on historical experience, the management’s judgment and relevant factors.

2018

We identify contracts with customers, allocate transaction prices to performance obligations, and when performance obligations are satisfied, recognize revenues at fixed amounts as agreed in the contracts with taking estimated volume discounts into consideration.

For contracts where the period between the date on which we transfer a promised good or service to a customer and the date on which the customer pays for that good or service is one year or less, we do not adjust the promised amount of consideration for the effects of a significant financing component. Our operating revenues include revenues from sale of goods and services as well as sale and leasing of real estate properties. When customers control goods as they are manufactured in progress, we measure progress on the basis of input incurred relative to the total input and recognize revenues and contract assets over time. Those contract assets are then reclassified into trade receivables at the point at which they are invoiced to customers. The adoption of IFRS 15 did not result to any material changes in our daily accounting tasks, our internal controls and our commercial terms with customers. We continue to deliver goods or render services and invoice to customers based on the same commercial terms as we did before the adoption of IFRS 15. We utilize an input method to determine the amount of revenue to recognize those wafers and chips that we control or take ownership of when we prepare monthly financial statements. The adoption of IFRS 15 did not create a material impact on our financial condition and results of operations because packaging services and testing services generally have short production cycle and the inventory levels of work in process and finished goods are not significant to our consolidated financial statements due to industry characteristics.

For the revenues from electronic manufacturing services and sale of substrates, we recognize revenues and trade receivables when the goods are shipped or the goods are delivered to the customers’ specific locations because it is the time when customers have full discretion over the manner of distribution and price to sell the goods, have the primary responsibility for sales to future customers, and bear the risks of obsolescence.

The revenues from sale of real estate properties are recognized when customers purchase real estate properties and complete the transfer procedures. The revenues from leasing real estate properties are recognized during leasing periods on a straight-line basis.

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

In 2016, 2017 and 2018, we recognized impairment losses of NT$888.2 million, NT$289.6 million and NT$133.1 million (US$4.3 million), respectively, on property, plant and equipment. See note 16 to our consolidated financial statements included in this annual report.

Business Combinations and Acquisition of Associate and Subsidiary. When we acquire businesses, goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. The allocation of the purchase price requires management to make significant estimates in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. These estimates are based on historical experience, information obtained from the management of the acquired companies and independent external service providers’ reports. These estimates can include, but are not limited to, the cash flows that an asset is expected to generate in the future, the appropriate weighted-average cost of capital, and the synergistic benefits expected to be derived from the acquired business. These estimates are inherently uncertain and unpredictable. In addition, unanticipated events and circumstances may occur, which may affect the accuracy or validity of such estimates.

For the associate accounted for using the equity method, goodwill is included within the carrying amount of the investment as of each investment date as the excess of cost of investments over the share acquired of the net fair value of the associate’s identifiable assets acquired and the liabilities assumed at the respective investment dates. It involves critical accounting judgment and estimates when determining aforementioned fair values. We engaged independent external appraiser to assist us in identifying and evaluating the associate’s identifiable tangible assets, intangible assets and liabilities. The scope of such evaluation includes assumptions as current replacement cost of tangible assets, the categories of intangible assets and their expected economic benefits, growth rates for operating revenue and discount rates used in cash flow analysis. The amounts of differences between fair value of identified tangible and intangible assets and the carrying amount at each respective investment dates are depreciated or amortized over their remaining useful lives or expected future economic benefit lives and recognized immediately in profit or loss.

For example, we acquired shareholdings of a subsidiary and its associates in 2016 and identified the differences between the cost of the investment and our share of the net fair value of a subsidiary and its associates’ identifiable assets and liabilities in 2017. We retrospectively adjusted the comparative financial statement for the year ended December 31, 2016.

For the acquisition of subsidiary, we identify the difference between investment cost and our share of net fair value of the subsidiary’s identifiable assets and liabilities after the acquisition of a subsidiary. It involves critical judgments and estimations when determining aforementioned net fair values. The management engaged independent external appraiser to assist them in identifying and evaluating the subsidiary’s identifiable tangible assets, intangible assets and liabilities. The scope of such evaluation include the type of intangible assets that may be identified and the related estimated cash flow or relief cost expenses.

The excess of the fair value over the carrying amount of identified tangible assets and intangible assets on the acquisition date will be depreciated or amortized over their remaining useful lives or expected future economic benefit lives. The management believes the related estimation and assumption appropriately reflect the net fair value of identifiable assets acquired and liabilities assumed. The total PPA effect, however, may still fluctuate due to shifts in general economic conditions of the semiconductor manufacturing industry.

As a result of the SPIL Acquisition, we identified the difference between investment cost and our share of net fair value of SPIL’s identifiable assets and liabilities, which resulted in an increase of NT$3,212.7 million (US$105.0 million) to depreciation, amortization and rental expenses in operating costs and NT$675.2 million (US$22.1 million) to amortization in operating expenses in 2018.

Goodwill. Goodwill is allocated to each cash-generating unit and tested for impairment annually, and we test for impairment more frequently if an event occurs or circumstances change that would indicate that the cash-generating unit may be impaired. Determining whether goodwill is impaired requires an estimation of the recoverable amounts of the cash-generating units to which goodwill has been allocated. Recoverable amounts are assessed by value in use which requires management to estimate the future cash flows expected to arise from cash-generating units and suitable discount rates in order to calculate its present value. When the actual future cash flows are less than expected, a material impairment loss may arise. In conducting the future cash flow valuation, we make assumptions about future operating cash flows, the discount rate used to determine present value of future cash flows, and capital expenditures. Future operating cash flows assumptions include sales growth assumptions, which are based on our historical trends and industry trends, and gross margin and operating expense growth assumptions, which are based on the historical relationship of those measures compared to sales and certain cost cutting initiatives. An impairment charge is incurred to the extent the carrying amount exceeds the recoverable amount. We did not recognize any impairment loss in 2016 and 2018. In 2017, we recognized an impairment loss of NT$425.1 million due to the lower-than-expected actual revenue growth of cash flows from segments other than packaging segment, testing segment and EMS segment, which led to the recoverable amount lower than the carrying amount. As of December 31, 2016, 2017 and 2018, we had goodwill of NT$10,490.3 million, NT$9,934.5 million and NT$49,974.4 million (US$1,632.6 million), respectively. The increase in goodwill from December 31, 2017 to 2018 is primarily as result of the SPIL Acquisition. Our conclusion could, however, change in the future if actual results differ from our estimates and judgments under different assumptions and conditions. See note 18 to our consolidated financial statements included in this annual report.

Valuation of Investments. We hold investments in the shareholdings of public and non-public entities. We evaluate these investments periodically for impairment based on market prices, if available, the financial condition of the investees and economic conditions in the industry and estimate of future cash inflows from disposal (net of transaction cost). These assessments usually require a significant amount of judgment, as a significant decline in the market price may be a short-term drop and may not be the best indicator of impairment. Whenever triggering events or changes in circumstances indicate that an investment may be impaired and carrying amount may not be recoverable, we measure the impairment based on the market prices, if available, or using market approach based on the financial result of the investments and estimate of future cash inflows from disposal (net of transaction cost). Several of the investments held by us are recognized as the equity method investments or financial assets. Any significant decline in the estimated future cash flows of the investments or financial assets could affect the value of the investment and indicate that an impairment charge may occur. In 2016, 2017 and 2018, we recognized impairment losses of NT$91.9 million, NT$50.2 million and NT$521.0 million (US$17.0 million), respectively, on our investments. See note 26 to our consolidated financial statements included in this annual report.

Results of Operations

ASEH was formed pursuant to the consummation of the Share Exchange on April 30, 2018. The finanacial information for 2018 consists the results of: (a) ASE Technology Holding Co., Ltd. and SPIL for the period from April 30, 2018 through December 31, 2018; and (b) ASE, the predecessor entity of ASEH for the twelve months ended December 31, 2018. The data and results of previous years correspond exclusively to ASE, the predecessor entity of ASEH unless otherwise expressly stated.

The following table sets forth, for the periods indicated, financial data from our consolidated statements of comprehensive income, expressed as a percentage of operating revenues.

	Year Ended December 31,
	2016	2017	2018
Operating revenues	100.0%	100.0%	100.0%
Packaging	45.6	43.5	48.1
Testing	9.8	9.0	9.7
Electronic manufacturing services	42.0	46.1	40.9
Others	2.6	1.4	1.3
Operating costs	(80.7)	(81.8)	(83.5)
Gross profit	19.3	18.2	16.5
Operating expenses	(9.6)	(9.5)	(9.3)
Other operating income and expenses, net	(0.3)	0.0	0.1
Profit from operations	9.4	8.7	7.3
Non-operating expense, net	0.8	2.0	1.3
Profit before income tax	10.2	10.7	8.6
Income tax expense	(2.0)	(2.3)	(1.2)
Profit for the year	8.2%	8.4%	7.4%
Attributable to
Owners of the Company	7.8%	7.8%	7.1%
Non-controlling interests	0.4	0.6	0.3
	8.2%	8.4%	7.4%
Other comprehensive income, net of income tax	(2.9)	(1.6)	(0.2)
Total comprehensive income for the year	5.3%	6.8%	7.2%
Attributable to
Owners of the Company	5.1%	6.4%	6.9%
Non-controlling interests	0.2	0.4	0.3
	5.3%	6.8%	7.2%

The following table sets forth, for the periods indicated, the gross margins for our packaging, testing services and electronic manufacturing services and our total gross margin. Gross margin is calculated by dividing gross profits by operating revenues.

	Year Ended December 31,
	2016	2017	2018
	(percentage of operating revenues)
Gross profit
Packaging	22.8%	22.8%	18.9%
Testing	36.9	35.6	34.2
Electronic manufacturing services	9.7	10.1	9.4
Overall	19.3%	18.2%	16.5%

The following table sets forth, for the periods indicated, a breakdown of our total operating costs and operating expenses, expressed as a percentage of operating revenues.

	Year Ended December 31,
	2016	2017	2018
	(percentage of operating revenues)
Operating costs
Raw materials	45.5%	49.2%	49.1%
Labor	13.0	12.4	12.6
Depreciation, amortization and rental expense	10.3	9.5	10.9
Others	11.9	10.7	10.9
Total operating costs	80.7%	81.8%	83.5%
Operating expenses
Selling	1.3%	1.1%	1.4%
General and administrative	4.2	4.3	3.9
Research and development	4.1	4.1	4.0
Total operating expenses	9.6%	9.5%	9.3%

Year ended December 31, 2018 Compared to Year Ended December 31, 2017

Operating Revenues. Operating revenues increased 27.8% to NT$371,092.4 million (US$12,123.2 million) in 2018 from NT$290,441.2 million in 2017, primarily due to the SPIL Acquisition and an increase in revenue from our electronic manufacturing services business. Packaging revenues increased 41.3% to NT$178,308.2 million (US$5,825.2 million) in 2018 from NT$126,225.1 million in 2017, primarily due to an increase in demand of Bumping, Flip Chip, WLP & SiP products. Testing revenues increased 37.3% to NT$35,903.2 million (US$1,172.9 million) in 2018 from NT$26,157.3 million in 2017, primarily due to an increase in sales volume for our testing business. Revenues from our electronic manufacturing services business increased 13.4% to NT$151,890.4 million (US$4,962.1 million) in 2018 from NT$133,948.0 million in 2017, primarily due to an increase in outsourced orders for consumer products.

Gross Profit. Gross profit increased by 16.0% to NT$61,163.0 million (US$1,988.1 million) in 2018 from NT$52,732.3 million in 2017. Our gross profit as a percentage of operating revenues, or gross margin, was 16.5% in 2018 compared to 18.2% in 2017. The decrease was primarily due to PPA effects and an increase in our electronic manufacturing services business, which had a lower gross margin. Raw material costs in 2018 were NT$182,062.0 million (US$5,947.8 million) compared to NT$142,934.4 million in 2017. As a percentage of operating revenues, raw material costs decreased to 49.1% in 2018 from 49.2% in 2017. Labor cost in 2018 was NT$46,656.6 million (US$1,524.2 million) compared to NT$35,978.4 million in 2017. As a percentage of operating revenues, labor cost increased to 12.6% in 2018 from 12.4% in 2017. Depreciation, amortization and rental expenses were NT$40,471.8 million (US$1,322.2 million) in 2018 compared to NT27,703.1 million in 2017, primarily due to the SPIL Acquisition and PPA effects. As a percentage of operating revenues, depreciation, amortization and rental expenses increased to 10.9% in 2018 from 9.5% in 2017. Our gross margin for packaging business decreased to 18.9% in 2018 from 22.8% in 2017 and our gross margin for testing business decreased to 34.2% in 2018 from 35.6% in 2017 primarily due to PPA effects. PPA effects that were included in our gross profit were NT$3,212.7 million (US$105.0 million). Our gross margin for electronic manufacturing services business decreased to 9.4% in 2018 from 10.1% in 2017 primarily due to an increase in the sale of products with lower gross margins.

Profit from Operations. Profit from operations increased 6.7% to NT$27,019.3 million (US$882.7 million) in 2018 compared to NT$25,327.2 million in 2017. Our profit from operations as a percentage of operating revenues, or operating margin, decreased to 7.3% in 2018 from 8.7% in 2017 primarily due to a decrease in gross margin. Operating expenses increased 25.4% to NT$34,515.3 million (US$1,127.5 million) in 2018 compared to NT$27,513.7 million in 2017. The increase in operating expenses was primarily due to the SPIL Acquisition and PPA effects. The PPA effects included general and administrative expense and selling expense of NT$8.5 million (US$0.3 million) and NT$666.7 million (US$21.8 million), respectively in 2018. General and administrative expense increased 17.3% to NT$14,618.9 million (US$477.6 million) in 2018 from NT$12,458.1 million in 2017. General and administrative expense as a percentage of our operating revenues was 3.9% in 2018, compared to 4.3% in 2017. Research and development expense increased 27.4% to NT$14,962.8 million (US$488.8 million) in 2018, compared to NT$11,746.6 million in 2017, accounting for 4.0% of operating revenues both in 2018 and 2017. Selling expense increased 49.1% to NT$4,933.6 million (US$161.2 million) in 2018 from NT$3,309.0 million in 2017. Selling expense as a percentage of operating revenues was 1.4% in 2018, compared to 1.1% in 2017. We had a net other operating income of NT$371.6 million (US$12.1 million) in 2018 compared to a net other operating income of NT$108.6 million in 2017. The increase in net other operating income was primarily because impairment loss on property, plant and equipment decreased by NT$581.6 million (US$19.0 million) in 2018, but was partially offset by a loss of NT$14.6 million (US$0.5 million) in 2018 and a gain of NT$367.1 million in 2017 from the disposal of property, plant and equipment and other assets.

Non-Operating Income and Expenses. We had a net non-operating income of NT$4,918.4 million (US$160.7 million) in 2018 compared to a net non-operating income of NT$5,693.5 million in 2017. This decrease was primarily due to (i) a decrease in the income earned from equity method investments, from a profit of NT$528.8 million in 2017 to a loss of NT$480.2 million (US$15.7 million) in 2018; (ii) an increase in finance costs from NT$1,799.5 million in 2017 to NT$3,568.2 million (US$116.6 million) in 2018 primarily to address funding needs for the SPIL Acquisition, partially offset by an increase in non-operating income caused by a gain of NT$7,421.4 million (US$242.5 million) from the gain on remeasurement of investments in SPIL using the equity method of accounting in 2018 and a gain of NT$5,589.5 million from the disposal of subsidiaries in 2017.

Net Profit. Net profit, excluding non-controlling interests, increased by 14.9% to NT$26,220.7 million (US$856.6 million) in 2018 compared to NT$22,819.1 million in 2017. Our diluted earnings per ADS increased to NT$12.14 (US$0.4) in 2018 compared to diluted earnings per ADS of NT$10.38 (retrospectively adjusted to reflect the impact from the Joint Share Exchange Agreement) in 2017. Our income tax expense decreased by 30.8% to NT$4,513.4 million (US$147.5 million) in 2018 compared to NT$6,523.6 million in 2017. This decrease is primarily due to the reduction on the rate of surtax imposed on unappropriated earnings and an increase in tax-exempt income primarily caused by the gain on remeasurement of investment in SPIL using the equity method of accounting.

Year ended December 31, 2017 Compared to Year Ended December 31, 2016

Operating Revenues. Operating revenues increased 5.7% to NT$290,441.2 million in 2017 from NT$274,884.1 million in 2016, primarily due to an increase in revenue from our electronic manufacturing services business. Packaging revenues increased 0.8% to NT$126,225.1 million in 2017 from NT$125,282.8 million in 2016, primarily due to an increase in demand of Bumping, Flip Chip, WLP & SiP products. Testing revenues decreased 3.2% to NT$26,157.3 million in 2017 from NT$27,031.8 million in 2016, primarily due to the soft demand in end-application market. Revenues from our electronic manufacturing services business increased 16.1% to NT$133,948.0 million in 2017 from NT$115,395.1 million in 2016, primarily due to an increase in outsourced orders for consumer products and communications products.

Gross Profit. Gross profit decreased 0.9% to NT$52,732.3 million in 2017 from NT$53,187.2 million in 2016. Our gross profit as a percentage of operating revenues, or gross margin, was 18.2% in 2017 compared to 19.3% in 2016. The decrease was primarily due to an increase in our electronic manufacturing services business, which had a lower gross margin. Raw material costs in 2017 were NT$142,934.4 million compared to NT$125,133.8 million in 2016. As a percentage of operating revenues, raw material costs increased to 49.2% in 2017 from 45.5% in 2016 primarily due to an increase in orders in our electronic manufacturing services business, which had relatively higher raw material costs compared to our other businesses. Labor cost in 2017 was NT$35,978.4 million compared to NT$35,588.5 million in 2016. As a percentage of operating revenues, labor cost decreased to 12.4% in 2017 from 13.0% in 2016 primarily due to the growth of our operating revenues. Depreciation, amortization and rental expenses were NT$27,703.1 million in 2017 compared to NT$28,124.6 million in 2016. As a percentage of operating revenues, depreciation, amortization and rental expenses decreased to 9.5% in 2017 from 10.3% in 2016. Our gross margin for our packaging business was 22.8% in both 2017 and 2016. Our gross margin for our testing business decreased to 35.6% in 2017 from 36.9% in 2016 primarily due to the decline of our testing revenues. Our gross margin for our electronic manufacturing services business increased to 10.1% in 2017 from 9.7% in 2016 primarily due to a decrease in the sale of products with lower gross margins.

Profit from Operations. Profit from operations decreased 2.1% to NT$25,327.2 million in 2017 compared to NT$25,860.1 million in 2016. Our profit from operations as a percentage of operating revenues, or operating margin, decreased to 8.7% in 2017 from 9.4% in 2016 primarily due to a decrease in gross margin. Operating expenses increased 3.7% to NT$27,513.7 million in 2017 compared to NT$26,526.8 million in 2016. The increase in operating expenses was primarily due to an increase in general and administrative expense as well as research and development expense. General and administrative expense increased 6.8% to NT$12,458.1 million in 2017 from NT$11,662.1 million in 2016, primarily due to an increase in salary expenses in connection with higher employee and directors bonus accrued, which were caused by our higher net profit and an increase in professional fee. General and administrative expense as a percentage of our operating revenues was 4.3% in 2017, compared to 4.2% in 2016. Research and development expense increased 3.1% to NT$11,746.6 million, accounting for 4.0% of operating revenues in 2017, compared to NT$11,391.1 million, accounting for 4.1% of operating revenues in 2016. This increase in the research and development expense was primarily due to an increase in salary expenses. Selling expense decreased 4.7% to NT$3,309.0 million in 2017 from NT$3,473.6 million in 2016. This decrease was primarily due to a decrease in salary expenses and amortization expenses in connection with intangible assets fully amortized. Selling expense as a percentage of operating revenues was 1.1% in 2017, compared to 1.3% in 2016. We had a net other operating income of NT$108.6 million in 2017 compared to a net other operating expense of NT$800.3 million in 2016. The increase in net other operating income was primarily due to a gain of NT$367.1 million from the disposal of property, plant and equipment and other assets.

Non-Operating Income and Expenses We had a net non-operating income of NT$5,693.5 million in 2017 compared to a net non-operating income of NT$2,108.6 million in 2016. This increase was primarily due to a gain of NT$5,589.5 million from the disposal of subsidiaries, partially offset by a decrease in non-operating income due to the change in the net loss on valuation of financial assets and liabilities and net foreign exchange gain which resulted in a decrease in net gain from NT$2,375.9 million in 2016 to NT$718.7 million in 2017.

Net Profit. Net profit, excluding non-controlling interests, increased 7.0% to NT$22,819.1 million in 2017 compared to NT$21,324.4 million in 2016. Our diluted earnings per ADS increased to NT$10.38 (retrospectively adjusted to reflect the impact from the Joint Share Exchange Agreement) in 2017 compared to diluted earnings per ADS of NT$9.31 (retrospectively adjusted to reflect the impact from the Joint Share Exchange Agreement) in 2016. Our income tax expense increased 21.0% to NT$6,523.6 million in 2017 compared to NT$5,390.8 million in 2016, primarily due to an increase in profit before income tax and an increase in income tax on unappropriated earnings.

Quarterly Operating Revenues, Gross Profit and Gross Margin

ASEH was formed pursuant to the consummation of the Share Exchange on April 30, 2018. ASE is the predecessor entity of ASEH. The financial results for each quarter of 2017 and first quarter of 2018 reflect the operations of ASE prior to the establishment of ASEH. The financial results for second quarter of 2018 reflect the operations of ASE starting from April 1, 2018 and the operations of ASEH starting from April 30, 2018. The financial results for third quarter and fourth quarter of 2018 reflect combined operations of the business combination. As a result, the quarterly financial results of ASEH may not be comparable to each other.

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

	Quarter Ended
	Mar. 31, 2017	Jun. 30, 2017	Sep. 30, 2017	Dec. 31, 2017	Mar. 31, 2018	Jun. 30, 2018	Sep. 30, 2018	Dec. 31, 2018
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(in millions)
Consolidated Operating Revenues
Packaging	29,806.3	30,493.4	32,880.7	33,044.7	29,368.0	44,318.3	53,472.7	51,149.2
Testing	6,365.0	6,349.8	6,888.7	6,553.8	5,678.6	8,466.9	10,838.4	10,919.3
Electronic manufacturing services	29,354.5	28,210.7	33,097.9	43,284.9	28,686.1	30,471.9	41,996.4	50,736.0
Others	1,024.9	972.2	1,011.1	1,102.6	1,233.0	1,244.0	1,289.8	1,223.8
Total	66,550.7	66,026.1	73,878.4	83,986.0	64,965.7	84,501.1	107,597.3	114,028.3
Consolidated Gross Profit
Packaging	6,453.4	6,553.6	7,586.8	8,191.5	5,754.4	8,070.5	10,250.3	9,593.8
Testing	2,127.4	2,173.7	2,604.2	2,398.3	1,743.5	2,628.3	3,814.7	4,103.0
Electronic manufacturing services	3,096.4	3,075.7	3,398.1	3,992.3	2,689.2	2,859.1	4,141.8	4,588.7
Others	298.1	312.5	258.6	211.7	200.9	151.6	174.3	398.9
Total	11,975.3	12,115.5	13,847.7	14,793.8	10,388.0	13,709.5	18,381.1	18,684.4
Consolidated Gross Profit (%)
Packaging	21.7%	21.5%	23.1%	24.8%	19.6%	18.2%	19.2%	18.8%
Testing	33.4	34.2	37.8	36.6	30.7	31.0	35.2	37.6
Electronic manufacturing services	10.5	10.9	10.3	9.2	9.4	9.4	9.9	9.0
Overall	18.0%	18.3%	18.7%	17.6%	16.0%	16.2%	17.1%	16.4%

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

Taxation

The corporate income tax rate in the R.O.C. decreased from 25% to 17%, effective since January 1, 2010. The R.O.C. Statute for Upgrading Industries, which provided various tax incentives including investment tax credits, tax exemptions and tax holidays for companies, expired on December 31, 2009. Under this statute, we had been granted tax holidays covering the portion of our income attributable to eligible machinery and equipment that were procured with cash infusions from our shareholders or after the capitalization of retained earnings through the issuance of stock dividends, and tax credits of 7% for the purchase of qualifying manufacturing equipment. We can continue to enjoy the tax holidays that have been granted to us by the R.O.C. tax authority. On April 16, 2010, the Legislative Yuan of R.O.C. passed the Industrial Innovation Act, effective from January 1, 2010 to December 31, 2019. Under the prevailing Industrial Innovation Act, a profit-seeking enterprise may deduct up to (i) 15% of its research and development expenditures from its income tax payable for the fiscal year in which these expenditures are incurred; or (ii) 10% of its research and development expenditures from its income tax payable for the fiscal year in which these expenditures are incurred or the following two years. However, the deduction may not exceed 30% of the income tax payable for that fiscal year. Under the Alternative Minimum Tax Act (the “AMT Act”) which took effect in January 2006 and was amended in August 2012, when the amount of the regular income tax calculated pursuant to the Income Tax Law of the R.O.C. (the “Income Tax Law”) is below the amount of the alternative minimum tax, or the AMT, a taxpayer is required to pay the difference between the AMT and the said regular income tax, which becomes the AMT payable. Taxable income for calculating the AMT includes most sources of income that are exempted from income tax under various legislations such as tax holidays. However, there are grandfathered treatments for the tax holidays approved by the tax authority before the AMT Act took effect. Under the amended AMT Act, the standard deduction for taxable income that applies to business entities decreased from NT$2.0 million to NT$0.5 million and the tax rate that applies to business entities increased from 10% to 12%. The amendment to the AMT Act became effective on January 1, 2013. Under the amendment to the Income Tax Law, which became effective on January 1, 2018, the corporate income tax rate increased from 17% to 20%.

As of December 31, 2018, Advanced Semiconductor Engineering Inc. had two five-year tax holidays on income derived from a portion of operations in Kaohsiung, Taiwan, which will expire in 2018 and 2020, respectively. In addition, some of our subsidiaries, such as ASE Test Taiwan, ASE Electronics and Siliconware Precision Industries Co., Ltd., are entitled to certain tax exemptions on income derived from a portion of their respective operations, which will expire in 2018, 2019, 2020 and 2022, respectively. The aggregate tax benefits of such exemptions for the years ended December 31, 2016, 2017 and 2018 were NT$700.3 million, NT$623.6 million and NT$1,001.1 million (US$32.7 million), respectively. The effect of such tax exemption on basic earnings per share for the year ended December 31, 2016, 2017 and 2018 were NT$0.18 (retrospectively adjusted to reflect the impact from the Joint Share Exchange Agreement), NT$0.15 (retrospectively adjusted to reflect the impact from the Joint Share Exchange Agreement) and NT$0.24 (US$0.01), respectively.

In addition, since we have facilities located in special export zones such as the Nantze Export Processing Zone and Hsinchu Science Park in Taiwan, we enjoy exemptions from various import duties, commodity taxes and business taxes on imported machinery, equipment, raw materials and components which are directly used for manufacturing finished goods. We also enjoy exemptions from commodity and business taxes on finished goods exported or sold to others within the zones.

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

In 2017, our effective income tax rate increased to 21% from 19% in 2016 primarily due to an increase in undistributed earnings tax and an increase in income tax of our electronic manufacturing services business which generated more profit in 2017. In 2018, our effective income tax rate decreased to 14% from 21% in 2017 primarily due to the reduction in the rate of surtax imposed on unappropriated earnings from 10% to 5% and the increase in tax-exempt income, which primarily comes from the gain on remeasurement of investments in SPIL using the equity method of accounting. We believe that our future estimated taxable income will be sufficient to utilize our deferred tax assets recorded as of December 31, 2018.

Our non-R.O.C. subsidiaries are subject to taxation in their respective jurisdiction.

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

Net cash provided by operating activities amounted to NT$51,074.7 million (US$1,668.6 million) in 2018 primarily as a result of (i) our operation performance with profit before income tax of NT$31,937.7 million (US$1,043.4 million) and (ii) our non-cash depreciation and amortization in the amount of NT$42,688.9 million (US$1,394.6 million). Net cash provided by operating activities amounted to NT$47,430.8 million in 2017 primarily as a result of (i) our operation performance with profit before income tax of NT$31,020.7 million and (ii) our non-cash depreciation and amortization in the amount of NT$29,205.2 million. Net cash provided by operating activities amounted to NT$52,107.9 million in 2016 primarily as a result of (i) our operation performance with profit before income tax of NT$27,968.7 million and (ii) our non-cash depreciation and amortization in the amount of NT$29,470.4 million. The increase in net cash provided by operating activities in 2018 compared to 2017 was primarily due to an increase in non-cash items such as depreciation and amortization, partially offset by the gain on remeasurement of investments in SPIL using the equity method of accounting, and cash inflows from an increase in trade payables, partially offset by cash outflows from an increase in inventories and trade receivables. The decrease in net cash provided by operating activities in 2017 compared to 2016 was primarily due to cash inflows from a decrease in inventories, partially offset by cash outflows from a decrease in trade payables.

Net cash used in investing activities amounted to NT$129,542.3 million (US$4,232.0 million) in 2018 primarily due to our acquisition of subsidiaries of NT$95,241.9 million (US$3,111.5 million) and our payment for property, plant and equipment of NT$41,386.4 million (US$1,352.1 million). Net cash used in investing activities amounted to NT$16,086.2 million in 2017 primarily due to our payment for property, plant and equipment of NT$ 24,699.2 million, partially offset by cash inflows from disposal of subsidiaries of NT$ 7,020.9 million. Net cash used in investing activities amounted to NT$ 43,159.5 million in 2016 primarily due to our acquisition of property, plant and equipment of NT$26,714.2 million and our acquisition of associates and joint ventures of NT$16,041.5 million.

Net cash provided by financing activities amounted to NT$83,111.4 million (US$2,715.2 million) in 2018. This amount comprises of net proceeds from short-term and long-term bank loans and bills payable in the amount of NT$107,838.8 million (US$3,523.0 million). Net cash inflow was partially offset by (i) a decrease in non-controlling interests in the amount of NT$11,820.2 million (US$386.2 million) primarily due to the repurchase of SPIL shares converted from SPIL’s convertible overseas bonds during May 1, 2018 to June 30, 2018 and the financing cost from our acquisition of 40% shareholding of ASEN from NXP B.V.; (ii) our distributed cash dividends to ASEH shareholders in the amount of NT$10,613.6 million (US$346.7 million) ; and (iii) our net repayment of bonds payable in the amount of NT$6,185.6 million (US$202.1 million). Net cash used in financing activities amounted to NT$19,323.4 million in 2017. This amount reflected primarily (i) our distributed cash dividends to owners of the Company in the amount of NT$11,214.2 million; (ii) our net repayment of short-term bank loans and bills payable and long-term bank loans and bills payable in the amount of NT$18,512.4 million and (iii) our net repayment of bonds payable in the amount of NT$1,124.0 million, which was partially offset by (i) our proceeds from issue of ordinary shares in the amount of NT$10,290.0 million and (ii) our proceeds from exercise of employee share options of NT$1,439.8 million. Net cash used in financing activities amounted to NT$21,087.0 million in 2016. This amount reflected primarily (i) our distributed cash dividends to owners of the Company in the amount of NT$12,243.8 million; (ii) our net repayment of short-term bank loans and bills payable and long-term bank loans and bills payable in the amount of NT$5,630.3 million; (iii) decrease in non-controlling interests in the amount of NT$3,063.6 million due to Universal Scientific Industrial’s restructuring; and (iv) the net repayment of bonds payable in the amount of NT$1,365.1 million.

As of December 31, 2018, our primary source of liquidity was NT$51,518.4 million (US$1,683.1 million) of cash and cash equivalents and NT$7,262.2 million (US$237.3 million) of financial assets — current. Our financial assets — current primarily consisted of quoted ordinary shares and swap contracts. As of December 31, 2018, we had total unused credit lines of NT$219,911.7 million (US$7,184.3 million). As of December 31, 2018, we had working capital of NT$42,926.8 million (US$1,402.4 million).

As of December 31, 2018, we had total debts of NT$198,396.6 million (US$6,481.4 million), of which NT$43,263.5 million (US$1,413.4 million) were short-term debts and NT$155,133.1 million (US$5,068.0 million) were long-term debts. In 2018, the maximum amount of our short-term debts was NT$69,282.4 million (US$2,263.4 million) and the average amount of our short-term debts was NT$43,759.5 million (US$1,429.6 million). The fluctuation was primarily because our working capital balance fluctuated during 2018 from time to time. The annual interest rate for borrowings under our short-term bank loans and bills payable ranged from 0.76% to 5.10% as of December 31, 2018. Our short-term bank loans are primarily revolving facilities with a term of one year, each of which may be extended on an annual basis with lender consent. Our long-term debts consist of bank loans, bills payable, bonds payable and capital lease obligations. As of December 31, 2018, we had outstanding long-term debts, less current portion, of NT$144,336.9 million (US$4,715.3 million). As of December 31, 2018, the current portion of our long-term debts was NT$10,796.2 million (US$352.7 million). Our long-term bank loans and bills payable typically carried variable annual interest rates which ranged from 0.75% to 5.39% as of December 31, 2018. For the maturity information and interest rates by currencies, see “Item 11—Quantitative and Qualitative Disclosures about Market Risk—Market Risk—Interest Rate Risk.”

We have pledged a portion of our assets, with a carrying value of NT$18,488.6 million (US$604.0 million) as of December 31, 2018, to secure our obligations under our bank borrowings and tariff guarantees of imported raw materials.

In August 2011, ASE issued NT$8.0 billion 1.45% secured corporate bonds with five year term, guaranteed by the Bank of Taiwan, Mega International Commercial Bank, Taiwan Cooperative Bank, First Bank and Hua Nan Bank. The Corporate Bonds bear an annual simple interest and payment by coupon rate from the issue date. The Corporate Bonds matured and were repaid in August 2016. The net proceeds from the Corporate Bonds were used to repay our previous debts.

In September 2011, Anstock Limited, our wholly owned subsidiary incorporated in the Cayman Islands with limited liability, issued RMB500.0 million 4.250% Guaranteed Bonds due September 20, 2016. The 2016 Bonds were offered to certain non-U.S. persons in compliance with Regulation S under the Securities Act. The 2016 Bonds are irrevocably and unconditionally guaranteed on an unsecured and unsubordinated basis by us. The 2016 Bonds bear interest from and including September 20, 2011 at the rate of 4.250% per annum. Interest on the 2016 Bonds is payable semi-annually in arrears on September 20 and March 20 of each year beginning on March 20, 2012. The 2016 Bonds matured and were repaid on September 20, 2016. The net proceeds from the 2016 Bonds were advanced by Anstock Limited to ASESH AT in the form of an intercompany RMB loan for working capital and capital expenditure with maturity in September 2016.

In September 2013, ASE issued US$400.0 million aggregate principal amount of zero coupon convertible bonds due 2018. The 2018 Convertible Bonds were offered to persons outside of the United States in compliance with Regulation S under the Securities Act. The initial conversion price was NT$33.085 per common share, subject to certain adjustments, determined on the basis of a fixed exchange rate of NT$29.956 = US$1.00 (which represents an approximately 31.3% conversion premium over the closing trading price of our common shares on August 28, 2013 of NT$25.20 per common share). The conversion price is subject to adjustment upon the occurrence of certain events, such as the 2013 Capital Increase, the 2017 Capital Increase and cash dividend distribution. As of the date of this annual report, the bondholders have exercised conversion rights to convert 2018 Convertible Bonds of US$399.6 million into our ordinary shares at conversion prices ranging from NT$27.95 to NT$28.96 per common share. ASE’s board of directors resolved in July 2017 to issue a notice of early redemption to 2018 Convertible Bond holders. In the third quarter of 2017, the closing price of our common shares (translated into U.S. dollars at the prevailing rates) for a period of 20 consecutive trading days was higher than 130% of the conversion price in U.S. dollar translated at the fixed exchange rate of US$1 to NT$29.956 determined on pricing date per common share. As a result, ASE redeemed the outstanding 2018 Convertible Bonds of US$0.4 million in September 2017.

In July 2014, Anstock II Limited offered US$300.0 million aggregate principal amount of guaranteed bonds due 2017. The Green Bonds are unconditionally and irrevocably guaranteed by us. The Green Bonds were offered to persons outside of the United States in compliance with Regulation S under the Securities Act. The Green Bonds bear interest from and including July 24, 2014 at the rate of 2.125% per annum. Interest on the Green Bonds is payable semi-annually in arrears on January 24 and July 24 of each year beginning on January 24, 2015. The net proceeds from the Green Bonds offering were used to fund projects that promote our transition to low-carbon and climate-resilient growth. The Green Bonds matured and were fully repaid by Anstock II Limited in July 2017.

In October 2014, SPIL offered the fourth unsecured convertible overseas bonds in US$400,000,000. The bonds are zero coupon bonds with a maturity of 5 years. From May 1, 2018 to June 30, 2018, all outstanding bonds of US$148,000,000 were converted into SPIL ordinary shares. We repurchased these ordinary shares for a consideration of NT$5,217.0 million (US$170.4 million) (NT$51.2 (US$1.7) per ordinary share, with undeducted 0.3% securities transaction tax) pursuant to the supplemental indenture.

In July 2015, ASE issued US$200 million aggregate principal amount of NTD-linked zero coupon convertible bonds due 2018. The 2018 NTD-linked Convertible Bonds were offered to persons outside of the United States in compliance with Regulation S under the Securities Act. The initial conversion price was NT$54.5465 per common share, subject to certain adjustments, determined on the basis of a fixed exchange rate of NT$30.928 = US$1.00 (which represents an approximately 27.0% conversion premium over the closing trading price of our common shares on June 25, 2015 of NT$42.95 per common share). ASE used the net proceeds to fund procurement of equipment. The bonds expired in March 2018 and no conversion right was exercised. ASE redeemed the Currency Linked Bonds in cash. The redemption sum was arrived through converting the par value into New Taiwan dollar amount using a fixed exchange rate of US$1 to NT$30.928 and then back to U.S. dollar amount using the applicable prevailing rate at the time of redemption in March 2018.

As of the date of this annual report, we do not hold any convertible bonds.

In January 2016, ASE issued NT$7,000.0 million 1.30% unsecured corporate bonds with five year term and NT$2,000.0 million 1.50% unsecured corporate bonds with seven year term. The bonds bear an annual simple interest and payment by coupon rate from the issue date. The net proceeds from the bonds were used to repay our previous debts.

In January 2017, ASE issued NT$3,700.0 million 1.25% unsecured corporate bonds with five year term and NT$4,300.0 million 1.45% unsecured corporate bonds with seven year term. The bonds bear an annual simple interest and payment by coupon rate from the issue date. The net proceeds from the bonds were used to repay our previous debts.

On April 26, 2019, we issued NT$6,500 million (US$212.3 million) 0.9% unsecured domestic bond with five years term and NT$3,500 million (US$114.3 million) 1.03% unsecured domestic bond with seven years term. The bonds bear an annual simple interest and payment by coupon rate from the issue date. The net proceeds from the bonds will be used to repay our bank borrowings.

In March 2017, ASE granted rights to the record holders of our existing common shares to subscribe for an aggregate of 240,000,000 of our common shares, par value NT$10.0 per share. Substantially concurrently with the Rights Offering, we also offered 30,000,000 of our common shares to employees and offered 30,000,000 of our common shares to the public in Taiwan. A total of 300,000,000 of ASE common shares were offered under the 2017 Capital Increase, which were fully subscribed and raised NT$10,290.0 million. The net proceeds of the 2017 Capital Increase were used to repay ASE’s previous debts. Both the Employee Offering and the Taiwan Public Offering were made pursuant to an offer exempt from registration with the SEC pursuant to Regulation S of the Securities Act.

In July 2013, ASE entered into a US$400.0 million five-year syndicated credit facility, for which the Bank of Taiwan acted as the agent bank, for the purpose of funding the purchase of machinery and equipment at our facility and funding general operations. This syndicated loan agreement contains undertakings and restrictive covenants relating to the maintenance of certain financial ratios including: (i) current ratio (current assets to current liabilities) of not less than 100.0%; (ii) leverage ratio (total liabilities to tangible net worth) of not higher than 160.0%; (iii) interest coverage ratio (EBITDA to interest expense) of not less than 280.0%; and (iv) tangible net worth not less than NT$75,000.0 million. This syndicated loan was fully repaid in June 2018.

We currently have one syndicated loan agreement outstanding. In April 2018, we entered into a NT$90,000.0 million (US$2,940.2 million) five-year syndicated credit facility, for which the Bank of Taiwan and Mega International Commercial Bank acted as the agent banks, for the purpose of financing our funding needs for the SPIL Acquisition. This syndicated loan agreement contains undertakings and restrictive covenants relating to the maintenance of certain financial ratios including: (i) current ratio (current assets to current liabilities) of not less than 100.0%; (ii) debt ratio (total liabilities to tangible net worth) of not higher than 180.0% in 2018 and 2019, and not higher than 160.0% after 2020; (iii) interest coverage ratio (EBITDA to interest expense) of not less than 280.0%; and (iv) net worth not less than NT$90,000.0 million. As of December 31, 2018, NT$55,000.0 million (US$1,796.8 million) was outstanding under this credit facility and this syndicated loan agreement is guaranteed by ASE in the amount of NT$55,075.8 million (US$1,799.3 million).

On March 28, 2019, our board of directors resolved to issue ordinary shares for cash capital increase in an amount up to NT$3,000.0 million (US$98.0 million) with par value NT$10.0 per share to meet our operational needs.

We have in the past failed to comply with certain financial covenants in some of our loan agreements. Such non-compliance may also have, through broadly worded cross-default provisions, resulted in default under some of the agreements governing our other existing debt. As of December 31, 2018, we were not in breach of any of the financial covenants under our existing loan agreements. If we are unable to timely remedy any of our non-compliance under such loan agreements or obtain applicable waivers or amendments, we would breach our financial covenants and our financial condition would be adversely affected. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Restrictive covenants and broad default provisions in our existing debt agreements may materially restrict our operations as well as adversely affect our liquidity, financial condition and results of operations.”

As of December 31, 2018, we have no contingent obligations, which normally consist of guarantees provided by us to our subsidiaries.

We have made, and expect to continue to make, substantial capital expenditures in connection with the expansion of our production capacity. The table below sets forth our principal capital expenditures incurred for the periods indicated.

	Year Ended December 31,
	2016	2017	2018
	NT$	NT$	NT$	US$
	(in millions)
Machinery and equipment	21,978.3	19,432.9	32,575.3	1,064.2
Building and improvements	5,702.6	4,244.8	6,516.9	212.9
Total	27,680.9	23,677.7	39,092.2	1,277.1

We had commitments for capital expenditures of approximately NT$17,039.5 million (US$556.7 million), of which NT$2,339.3 million (US$76.4 million) had been paid as of December 31, 2018, primarily in connection with the expansion of our packaging and testing services operations. We estimate that our environmental capital expenditures for 2019 will be approximately US$34.2 million, of which 49.1% will be used in climate change adaptation. We may adjust our capital expenditures based on market conditions, the progress of our expansion plans and cash flow from operations. In addition, due to the rapid changes in technology in the semiconductor industry, we frequently need to invest in new machinery and equipment, which may require us to raise additional capital. We cannot assure you that we will be able to raise additional capital should it become necessary on terms acceptable to us or at all. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—The packaging and testing businesses are capital intensive. If we cannot obtain additional capital when we need it, our growth prospects and future profitability may be adversely affected.”

We believe that our existing cash, marketable securities, expected cash flow from operations and existing credit lines under our loan facilities will be sufficient to meet our capital expenditures, working capital, cash obligations under our existing debt and lease arrangements, and other requirements for at least the next 12 months. We currently hold cash primarily in U.S. dollars, RMB, New Taiwan dollars, Korean Won and Japanese yen. As of December 31, 2018, we had contractual obligations of NT$119,698.5 million (US$3,910.4 million) due in the next three years. We currently expect to meet our payment obligations through the expected cash flow from operations, long-term borrowings and the issuance of additional equity or equity-linked securities. We will continue to evaluate our capital structure and may decide from time to time to increase or decrease our financial leverage through equity offerings or borrowings. The issuance of additional equity or equity-linked securities may result in additional dilution to our shareholders.

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

We have, from time to time, entered into interest rate swap transactions to hedge our interest rate exposure. In addition, we have, from time to time, entered into forward exchange contracts, swap contracts, cross currency swap contracts and foreign currency options contracts to hedge our existing assets and liabilities denominated in foreign currencies. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and notes 7, 8 and 36 to our consolidated financial statements included in this annual report.

RESEARCH AND DEVELOPMENT

For 2016, 2017 and 2018, our research and development expenditures totaled approximately NT$11,391.1 million, NT$11,746.6 million and NT$14,962.8 million (US$488.8 million), respectively. These expenditures represented approximately 4.1%, 4.0% and 4.0% of operating revenues in 2016, 2017 and 2018, respectively. As of December 31, 2018, we had a research and development team of 10,283 employees. ASEH cultivates and maintains a research and development engineering team that continuously surveys and adapts to the latest trends in technology. Our research and development activities are primarily directed toward optimizing relevant technologies in key components, manufacturing processes and product development. Our research and development objective is to enhance the performance of our products and drive greater business growth. To incentivize innovation and encourage our employees to engage in research and development, we offer cash rewards to employees that contribute significantly to our research efforts.

Packaging

We centralize our research and development efforts in packaging technology in our Kaohsiung and Taichung facilities in Taiwan. After initial phases of development, we conduct pilot runs in one of our facilities before new technologies or processes are implemented commercially at other sites. Facilities with special product expertise, such as ASE Korea, also conduct research and development of these specialized products and technologies at their sites. One of the areas of emphasis for our research and development efforts is improving the efficiency and technology of our packaging processes and these efforts are expected to continue. We are also putting significant research and development efforts into the development and adoption of innovative technology. We work closely with manufacturers of our packaging equipment and materials in designing and developing the equipment and materials used in our production process. We also collaborate with our significant customers to co-develop new product and process technologies.

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

TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2018 to December 31, 2018 that are reasonably likely to have a material effect on our operating revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

OFF-BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth the maturity of our contractual obligations as of December 31, 2018.

	Payments Due by Period
	Total	Under 1 Year	1 to 3 Years	3 to 5 Years	After 5 Years
	NT$	NT$	NT$	NT$	NT$
	(in millions)
Contractual Obligations:
Long-term debt(1)	162,465.8	13,694.0	98,522.4	45,881.8	4,367.6
Capital lease obligations(2)	248.8	17.1	231.7	-	-
Operating leases(3)	2,386.1	510.0	519.5	309.0	1,047.6
Purchase obligations(4)	6,203.8	6,203.8	-	-	-
Total(5)(6)(7)(8)	171,304.5	20,424.9	99,273.6	46,190.8	5,415.2

(1)	Includes long-term borrowings and bonds payable (before the deduction of unamortized arrangement fees, unamortized issuance cost and discounts on bonds payable) and interest payments.

(2)	Represents our commitments under property leases and imputed interest. These obligations are recorded on our consolidated balance sheets under the line item of other non-current liabilities.

(3)	Represents our commitments under leases for land, machinery and equipment such as testers, and office buildings and equipment. See note 34 to our consolidated financial statements included in this annual report.

(4)	Represents unpaid commitments for construction. These commitments were not recorded on our consolidated balance sheets as of December 31, 2018. See note 39 to our consolidated financial statements included in this annual report. Total commitments for construction of buildings were approximately NT$8,040.4 million (US$262.7 million), of which NT$1,836.6 million (US$60.0 million) had been paid as of December 31, 2018.

(5)	Excludes non-binding commitments to purchase machinery and equipment of approximately NT$8,999.1 million (US$294.0 million), of which NT$502.7 million (US$16.4 million) had been paid as of December 31, 2018. See note 39 to our consolidated financial statements included in this annual report.

(6)	Excludes unpaid amounts that we were contracted for the construction related to our real estate business of approximately NT$888.1 million (US$29.0 million) as of December 31, 2018, since the schedule of payments is difficult to determine. See note 39 to our consolidated financial statements included in this annual report.

(7)	Excludes our unfunded defined benefit obligation since the schedule of payments is difficult to determine. Under defined benefit pension plans, we made pension contributions of approximately NT$364.2 million (US$11.9 million) in 2018, and we estimate that we will contribute approximately NT$368.6 million (US$12.0 million) in 2019. See note 24 to our consolidated financial statements included in this annual report.

(8)	Excludes uncertain tax liabilities. We recognized additional taxes payable of NT$232.4 million (US$7.6 million) and accrued interest and penalties of NT$15.8 million (US$0.5 million) related to uncertain tax positions as of or for the year ended December 31, 2018. Because we were unable to make a reasonable estimate of the timing of the tax audits, such balances were not included in the table.

SAFE HARBOR

Please see the section entitled “Special Note Regarding Forward-Looking Statements.”

Item 6. Directors, Senior Management and Employees

DIRECTORS AND SENIOR MANAGEMENT

Directors

Our board of directors is elected by our shareholders in a shareholders’ meeting at which a quorum, consisting of a majority of all issued and outstanding common shares, not including treasury stocks and common shares held by our subsidiaries, is present. The chairman is elected by the board from among the directors. Our thirteen- member board of directors, including three independent directors, is responsible for the management of our business.

We currently have thirteen directors, serving a three-year term. The current board of directors were elected in extraordinary general shareholders’ meeting on June 21, 2018 and began serving on June 22, 2018. Directors may serve any number of consecutive terms and may be removed from office at any time by a resolution adopted at a meeting of shareholders. Normally, all board members are elected at the same meeting of shareholders, except where the posts of one-third or more of the directors are vacant, at which time an extraordinary general shareholders’ meeting shall be convened to elect directors to fill the vacancies. We and our subsidiaries do not have service contracts with our directors that provide for benefits upon termination of employment.

Our audit committee currently consists of our independent directors, Shen-Fu Yu, Ta-Lin Hsu and Mei-Yueh Ho, who are independent under Rule 10A-3 and the R.O.C. Securities and Exchange Act and are financially literate with accounting or related financial management expertise. The audit committee is responsible for overseeing the qualifications, independence and performance of our independent auditors, the integrity of our financial statements, and our compliance with legal and regulatory requirements. Our audit committee is entrusted with the same duties and responsibilities as set out in Rule 10A-3(b) under the Exchange Act.

Our compensation committee currently consists of Shen-Fu Yu and Ta-Lin Hsu, our independent directors, and Hsiao-Ying Ku. Our board of directors established a compensation committee to satisfy the requirements under the R.O.C. Securities and Exchange Act. According to the Taiwan Stock Exchange Corporation Operation Directions for Compliance with the Establishment of Board of Directors by TWSE Listed Companies and the Board's Exercise of Powers, a majority of compensation committee's members shall be independent directors. In addition, according to the R.O.C Securities and Exchange Act and the Regulations Governing the Appointment and Exercise of Powers by the Remuneration Committee of a Company Whose Stock is Listed on the Stock Exchange or Traded Over the Counter, compensation committee's members shall have at least one independent director who is considered independent. We do not assess the independence of our compensation committee member under the independence requirements of the NYSE listing standards but adopt the independence standard as promulgated under the R.O.C. Regulations Governing the Appointment and Exercise of Powers by the Remuneration Committee of a Company Whose Stock is Listed on the Stock Exchange or Traded Over the Counter. See “Item 16G. Corporate Governance” for more information. Our compensation committee meets at least twice a year. Our board of directors has adopted a compensation committee charter for our compensation committee. The compensation committee has responsibility for, among other things, setting forth and reviewing policies, systems, standards and structures regarding performance evaluation and compensation of the directors, managerial personnel, and evaluating compensation of the directors and managerial personnel.

The following table sets forth information regarding all of our directors as of January 31, 2019. In accordance with R.O.C. law, each of our directors is elected either in his or her capacity as an individual or as an individual representative of a corporation or government. Persons designated to represent corporate or government shareholders as directors are nominated by such shareholders at the shareholders’ meeting and may be replaced as representatives by such shareholders at will. Of the current directors, nine represent ASE Enterprises Limited. The remaining directors serve in their capacity as individuals.

Name	Position	Director Since	Age	Other Significant Positions Held Outside of ASEH
Jason C.S. Chang(1)(2)	Director, Chairman and Chief Executive Officer	2018	74	None
Richard H.P. Chang(1)(2)	Director, Vice Chairman and President	2018	72	Chairman, Sino Horizon Holdings Ltd.
Bough Lin(2)	Director; Chairman and Executive Vice President, SPIL	2018	67	None
Chi-Wen Tsai(2)	Director; Vice Chairman and President, SPIL	2018	71	None
Tien Wu(2)	Director and Chief Operating Officer	2018	61	None
Joseph Tung(2)	Director and Chief Financial Officer	2018	60	None
Raymond Lo(2)	Director; General Manager, Kaohsiung packaging facility	2018	64	None
Tien-Szu Chen (2)	Director; General Manager, ASE Inc. Chung-Li branch	2018	57	None
Jeffrey Chen(2)	Director; Chairman, Universal Scientific Industrial (Shanghai) Co., Ltd.	2018	54	Independent Director and a member of the compensation committee, Mercuries & Associates Holding Ltd.
Rutherford Chang (3)	Director; General Manager, China Region	2018	39	None
Shen-Fu Yu	Independent Director and Member, Audit Committee and Compensation Committee	2018	74	Director, Arima Lasers Corporation and Arima Communications; supervisor, Dynapack International Technology Corporation and San Fu Chemical Co., Ltd.
Ta-Lin Hsu	Independent Director and Member, Audit Committee and Compensation Committee	2018	75	Chairman and founder, H&Q Asia Pacific; Chairman, H&Q Taiwan Co. Ltd.
Mei-Yueh Ho	Independent Director and Member, Audit Committee	2018	68	Independent Director, Bank of Kaohsiung, Ltd., KINPO Electronics Inc. and AU Optronics Corp.

(1)	Jason C.S. Chang and Richard H.P. Chang are brothers.

(2)	Representative of ASE Enterprises Limited, a company organized under the laws of Hong Kong, which held 15.83% of our total outstanding shares as of January 31, 2019. All of the outstanding shares of ASE Enterprises Limited are held through intermediary holding companies and under a revocable trust established under the laws of the Bailiwick of Guernsey for the benefit of our Chairman and chief executive officer, Jason C.S. Chang, and his family.

(3)	Rutherford Chang is the son of Jason C.S. Chang.

Audit Committee

For a discussion of our audit committee, see “—Directors and Senior Management—Directors.”

Executive Officers

The following table sets forth information regarding all of our executive officers as of January 31, 2019.

Name	Position	Years with the Company	Age
Jason C.S. Chang	Chairman and Chief Executive Officer	34	74
Richard H.P. Chang	Vice Chairman and President	34	72
Bough Lin	Chairman and Executive Vice President, SPIL	1	67
Chi-Wen Tsai	Vice Chairman and President, SPIL	1	71
Tien Wu	Chief Operating Officer	18	61
Joseph Tung	Chief Financial Officer	24	60
Raymond Lo	General Manager, ASE Test Taiwan and General Manager, Kaohsiung packaging facility	32	64
Tien-Szu Chen	General Manager, ASE Inc. Chung-Li branch	30	57
Rutherford Chang	General Manager, China Region	13	39
Du-Tsuen Uang	Chief Administration Officer	16	59
Chun-Che Lee	General Manager, ASE Electronics	34	59
Chung Lin	General Manager, ASE Shanghai	14	55
Songwoon Kim	General Manager, ASE Korea	34	60
Chih-Hsiao Chung	General Manager, ASE Japan and Wuxi Tongzhi	19	54
Chiu-Ming Cheng	General Manager, ASESH AT	28	58
Yen-Chieh Tsao	General Manager, ASEWH	7	61
Shih-Kang Hsu	Chief Executive Officer, ASEN and General Manager, ASEKS	18	53
Kwai Mun Lee	President, ASE South-East Asia operations	20	56
Yean Peng Chen	General Manager, ASE Singapore Pte. Ltd.	20	47
Lid Jian Chiou(1)	General Manager, ASE Singapore Pte. Ltd.	-(1)	62
Heng Ee Ooi	General Manager, ASE Malaysia	24	50
Kenneth Hsiang	General Manager, ISE Labs	19	48
Randy Hsiao-Yu Lo	General Manager, Siliconware USA, Inc.	1	62
M.S. Chang	General Manager, Siliconware Technology (Suzhou) Limited	1	58
Jeffrey Chen	Chairman, Universal Scientific Industrial (Shanghai) Co., Ltd.	24	54
Chen-Yen Wei	Chairman, Universal Scientific Industrial Co., Ltd. and President, Universal Scientific Industrial (Shanghai) Co., Ltd.	39	64
Feng-Ta Chen	General Manager, UGJQ	21	56
Jack Hou	General Manager, UGTW	24	62
Ta-I Lin	General Manager, UGKS	31	55
Yueh-Ming Lin	General Manager, USISZ	23	53
Omar Anaya Galván	General Manager, USI Mexico	15	49

(1)	Lid Jian Chiou retired on December 31, 2018.

Biographies of Directors and Executive Officers

Jason C.S. Chang has served as Chairman and chief executive officer of ASEH since its founding in April 2018. He is also Chairman of ASE Inc. Mr. Chang holds a bachelor’s degree in electrical engineering from National Taiwan University in Taiwan and a master’s degree from Illinois Institute of Technology. He is the brother of Richard H.P. Chang, our Vice Chairman and president.

Richard H.P. Chang has served as Vice Chairman and president of ASEH since its founding in April 2018. Mr. Chang holds a bachelor’s degree in industrial engineering from Chung Yuan Christian University in Taiwan. He is the brother of Jason C.S. Chang, our Chairman and chief executive officer.

Bough Lin has served as a director of ASEH since its founding in April 2018. Mr. Lin is Chairman and executive vice president of SPIL. Mr. Lin has been SPIL's director since August 1984. Mr. Lin holds a bachelor’s degree in electronic physics from National Chiao Tung University in Taiwan and was awarded an honorary Ph.D. from National Chiao Tung University in 2014.

Chi-Wen Tsai has served as a director of ASEH since its founding in April 2018. Mr. Tsai is Vice Chairman and president of SPIL. Mr. Tsai has been SPIL's director since August 1984. Mr. Tsai holds a bachelor’s degree in electrical engineering from National Taipei Institute of Technology in Taiwan.

Tien Wu has served as a director and chief operating officer of ASEH since its founding in April 2018, prior to which he served as president of Worldwide Marketing and Strategy of ASE Inc. Before joining ASE Inc. in March 2000, Mr. Wu held various managerial positions with IBM. Mr. Wu holds a bachelor’s degree in civil engineering from National Taiwan University in Taiwan, a master’s degree and a doctorate degree in mechanical engineering and applied mechanics from University of Pennsylvania.

Joseph Tung has served as a director and chief financial officer of ASEH since its founding in April 2018. He has also served as a director of ASE Inc. since April 1997 and chief financial officer of ASE Inc. since December 1994. He was an independent director of Ta Chong Bank Ltd. from October 2007 to December 2017. Before joining ASE Inc., Mr. Tung was a vice president at Citibank, N.A. Mr. Tung holds a bachelor’s degree in economics from National Chengchi University in Taiwan and a master’s degree in business administration from the University of Southern California.

Raymond Lo has served as a director of ASEH since its founding in April 2018 and general manager of our packaging facility in Kaohsiung, Taiwan since April 2006. Mr. Lo also served as a supervisor of ASE Inc. between July 2000 and May 2006 and director of ASE Inc. since May 2006. Before joining ASE Inc., Mr. Lo was a director of Quality Assurance at Zeny Electronics Co. Mr. Lo holds a bachelor’s degree in electronic physics from National Chiao Tung University in Taiwan.

Tien-Szu Chen has served as a director of ASEH since its founding in April 2018. Mr. Chen has served as a director of ASE Inc. since June 2015 and general manager of ASE Inc. Chung-Li branch since August 2015. He has also served as a supervisor of ASE Inc. from June 2006 to June 2015 and president of Power ASE Technology Inc. from June 2006 to May 2012. Prior to joining ASE Inc. in June 1988, Mr. Chen worked at TSMC and Philips Semiconductor Kaohsiung. Mr. Chen holds a bachelor’s degree in industrial engineering from Chung Yuan Christian University in Taiwan.

Jeffrey Chen has served as a director of ASEH since its founding in April 2018 and he has also served as a director of ASE Inc. since June 2003. Mr. Chen has served as Chairman of Universal Sceintific Industrial (Shanghai) Co., Ltd. since June 2018. Prior to joining ASE Inc., he worked in the corporate banking department of Citibank, N.A. in Taipei and as a vice president of corporate finance at Bankers Trust in Taipei. Mr. Chen holds a bachelor’s degree in finance and economics from Simon Fraser University in Vancouver Canada and a master’s degree in business administration from University of British Columbia in Canada.

Rutherford Chang has served as a director of ASEH since its fouding in April 2018. He has also served as a director of ASE Inc. since June 2009 and general manager of China Region of ASE Inc. since June 2010. Mr. Chang holds a bachelor’s degree in psychology from Wesleyan University in Connecticut. He is the son of Jason C.S. Chang, our Chairman and chief executive officer.

Shen-Fu Yu has served as an independent director of ASEH since June 2018. Mr. Yu is also a member of the audit committee and compensation committee of ASEH. He is a director of Arima Lasers Corporation and Arima Communications, and a supervisor of Dynapack International Technology Corporation and San Fu Chemical Co., Ltd. He worked at Deloitte & Touche Accounting Firm as a consultant from June 2003 to November 2006. Mr. Yu holds a bachelor’s degree in accounting from National Taiwan University in Taiwan and a master’s degree in accounting from National Chengchi University in Taiwan.

Ta-Lin Hsu has served as an independent director of ASEH since June 2018. He is also a member of the audit committee and compensation committee of ASEH. He is currently the chairman and founder of H&Q Asia Pacific and chairman of H&Q Taiwan Co. Ltd. Mr. Hsu holds a bachelor’s degree in physics from National Taiwan University, a master’s degree in electrophysics from Polytechnic Institute of Brooklyn and a doctorate degree in electrical engineering from University of California, Berkeley.

Mei-Yueh Ho has served as an independent director and a member of the audit committee of ASEH since June 2018. Ms. Ho is an independent director and a member of the audit committee of the Bank of Kaohsiung, Ltd., KINPO Electronics Inc. and AU Optronics Corp. She is also a member of the compensation committee of the Bank of Kaohsiung, Ltd. and KINPO Electronics Inc. Ms. Ho served as Minister of Ministry of Economic Affairs, R.O.C. from May 2004 to January 2006. She was also Chairperson of the Council for Economic Planning and Development, R.O.C. from May 2007 to May 2008. Ms. Ho holds a bachelor’s degree in agricultural chemistry from National Taiwan University in Taiwan.

Du-Tsuen Uang has served as chief administration officer of ASEH since its founding in April 2018 and chief administration officer of ASE Inc. since August 2017. Mr. Uang is also chief executive officer and director of ASE Cultural & Educational Foundation, and director of ASE Inc., Universal Scientific Industrial Shanghai, Hung Ching and Sino Horizon Holdings Ltd., as well as a professor at Ming Chuan University at law department. Mr. Uang was a senior chief secretary of Taiwan Ministry of Economic Affairs Central Bureau of Standards, commissioner of Taiwan FTC, independent director of First commercial Bank, and legal counsel at Hung Ching. Mr. Uang received Ph. D in law from National Cheng-Chi University in Taiwan.

Chun-Che Lee has served as general manager of ASE Electronics since August 2011, prior to which he was vice president, director and manager of research and development of ASE Inc. since 1984. Mr. Lee holds a bachelor’s degree in aeronautics from Tamkung University in Taiwan.

Chung Lin has served as general manager of ASE Shanghai since May 2018 and vice president of ASESH AT since May 2012, after serving as vice president of ASEWH since 2010 and ASE Shanghai since May 2005. Mr. Lin holds a master’s degree in computer science from Columbia University.

Songwoon Kim has served as general manager of ASE Korea since February 2017, after serving as senior vice president of ASE Korea since July 1999. Mr. Kim was a senior manager of Motorola Korea, Limited before joining ASE Korea when we acquired Motorola Korea, Limited. He holds a bachelor’s degree in mechanical engineering from A-Jou University in Korea.

Chih-Hsiao Chung has served as general manager of ASE Japan since March 2011, general manager of Wuxi Tongzhi since June 2013, and Chairman and chief executive officer of ASEEE since September 2015. Mr. Chung has also managed the sales and marketing of ASE Japan region since April 2007. Before joining ASE Inc., Mr. Chung was a senior manager of Sale and Marketing at Kimberly Clark Co., Taiwan. He holds a master’s degree in business administration from the University of Wisconsin-Madison.

Chiu-Ming Cheng has served as general manager of ASESH AT since September 2012, after serving as vice president of ASE’s Kaohsiung packaging facility since October 2004. He joined ASE Inc. in April, 1990. Mr. Cheng holds a master’s degree in public policy from National Sun Yat-Sen University in Taiwan.

Yen-Chieh Tsao has served as general manager of ASEWH since October 2013 after serving as vice president of ASE Inc. Chung-Li branch since October 2011. Prior to joining ASE Inc., Mr. Tsao was a vice president of Motorola Electronics Taiwan Ltd. He holds a bachelor’s degree in physics from Chinese Culture University in Taiwan.

Shih-Kang Hsu has served as chief executive officer of ASEN since August 2010 and general manager of ASEKS since October 2018, after serving as senior vice president of ASE (U.S.) Inc. since June 2006. He joined ASE Inc. in June 2000. Mr. Hsu holds a master’s degree in mechanical engineering from Case Western Reserve University.

Kwai Mun Lee has served as president of our Southeast Asia operations, with responsibility for the operations of our Penang, Malaysia and Singapore manufacturing facilities, since March 2006. Before joining ASE Inc., Mr. Lee held senior management positions at Chartered Semiconductor and STATS ChipPAC. He started his career as an engineer at Intel. He holds a degree in engineering from Swinburne Institute of Technology in Australia.

Yean Peng Chen has served as general manager of ASE Singapore Pte. Ltd. since January 2019. He has also worked in ISE Labs before being appointed as vice president of operations in ASE Singapore in July 2015. He started his career as an equipment engineer at STATSChipPAC Ltd. Mr. Chen holds a diploma in electronic and computer engineering from Ngee Ann Polytechnic in Singapore.

Lid Jian Chiou was general manager of ASE Singapore Pte. Ltd. from September 2010 to December 2018 and retired in December 2018 after serving as senior director of operations since November 2003. Prior to that, he worked several years with Texas Instruments and Chartered Semiconductor. Mr. Chiou holds a master’s degree in business administration from State University of New York and a bachelor’s degree in engineering from University of Strathclyde in the United Kingdom.

Heng Ee Ooi has served as general manager of ASE Malaysia since July 2016 after serving as vice president of operations since July 2015. He joined ASE Inc. in July 1994. Before joining ASE Inc., he worked as a process engineer at AMD, Penang. Mr. Ooi holds a bachelor’s degree in chemical engineering from Universiti Teknologi Malaysia.

Kenneth Hsiang has served as general manager of ISE Labs since June 2004. Prior to joining ASE Inc. in November 1999, Mr. Hsiang worked in management positions within finance and strategic analysis in the healthcare and biotech industries in San Francisco Bay area in California. He also worked for Price Waterhouse LLP as a Certified Public Accountant. Mr. Hsiang received a bachelor’s degree in economics & rhetoric from University of California, Berkeley.

Randy Hsiao-Yu Lo has served as general manager of Siliconware U.S.A., Inc. since January 2001. He has served as SPIL’s director since June 2011. He previously served as vice president of SPIL’s Advanced Package R&D division. He received a Ph.D. in chemical engineering from Purdue University.

M.S. Chang has served as general manager of Siliconware Technology (Suzhou) Limited since October 2015. He holds a master’s degree in industrial engineering and systems management from Feng Chia University in Taiwan.

Chen-Yen Wei has served as Chairman of Universal Scientific Industrial Co., Ltd. since July 2014 and president of Universal Scientific Industrial (Shanghai) Co., Ltd. since April 2008. He joined Universal Scientific Industrial as an engineer in August 1979. He holds a bachelor’s degree in communication engineering from National Chiao Tung University in Taiwan.

Feng-Ta Chen has served as general manager of UGJQ since September 2013. He joined USI as a Wireless Product PLM Department head in July 1997. He holds a bachelor’s degree in literature from Chinese Culture University in Taiwan.

Jack Hou has served as general manager of UGTW since January 2010 and vice president of Automotive & Visual Product Devices and Module Turnkey Management Business Unit of USI since April 2012. He joined USI as a section manager in February 1994. He holds a master’s degree in biomedical engineering from Ohio State University and a master’s degree in computer science from University of Dayton in Ohio.

Ta-I Lin has served as general manager of UGKS since August 2011. He joined USI as an engineer in August 1987. He holds a bachelor’s degree in electrical engineering from National Cheng Kung University in Taiwan and an executive master of business administration from Peking University in China.

Yueh-Ming Lin has served as general manager of USISZ since January 2015 and vice president of Global Operation Management (Shenzhen) Division of USISZ since February 2017. He joined USI as a section manager in October 1995. He holds a bachelor’s degree in electrical engineering from Feng Chia University in Taiwan.

Omar Anaya Galván has served as general manager of USI Mexico since March 2015. He has worked in the electronics industry for over 27 years and has experience in various technical, quality and manufacturing management roles. He has been working at Universal Scientific Industrial Shanghai and its directly and indirectly held subsidiaries since March 2003. He holds a bachelor’s degree in electronic systems engineering from Monterrey Institute of Technology and Higher Education in Mexico.

The business address of our directors and executive officers is our registered office.

COMPENSATION

In 2018, we recorded expenses of approximately NT$1,054.2 million (US$34.4 million) as remuneration to our directors and executive officers. In 2018, we accrued pension costs of NT$11.1 million (US$0.4 million) for retirement benefits for our management. According to our Articles of Incorporation, the remuneration of our independent directors is set at NT$3.0 million (US$0.1 million) per person per year. We set aside 0.01% to 1.00% of net profit before income tax, employees’ compensation and remuneration to the directors as employees’ compensation and no more than 0.75% as remuneration to the directors. On March 28, 2019, our board of directors approved the remuneration to directors in the amount of NT$34.1 million (US$1.1 million) in cash. The difference between the actual amount of remuneration to directors paid and the amount recognized in the consolidated financial statements for the year ended December 31, 2018 was not material.

We have not provided any loans to or guarantees for the benefit of any of our directors or executive officers. For information regarding our pension and other retirement plans and those of our subsidiaries, see note 24 to our consolidated financial statements included in this annual report.

ASEH Employee Compensation and Stock Option Plans

We award bonuses to employees of ASEH and its subsidiaries who are located in Taiwan based on overall income and individual performance targets. Employees are eligible to receive bonuses in the form of our common shares valued at the closing price (after adjustment with consideration of the effects on the share price, if any, brought by cash and stock dividends resolved at shareholders’ meetings) of our common shares on the day prior to our shareholders’ meeting. Actual amounts of compensation to individual employees are determined based upon the employee meeting specified individual performance objectives. We granted aggregate values of NT$45.4 million (US$1.5 million) as cash bonus to our employees for the period from April 30, 2018 through December 31, 2018. On March 28, 2019, our board of directors approved the employees’ compensation in the amount of NT$45.4 million (US$1.5 million) in cash. The difference between the actual amount of employees’ compensation and the amount recognized in the consolidated financial statements for the year ended December 31, 2018 was not material.

ASE maintained 2010 and 2015 employee stock option plans before the SPIL Acquisition. ASEH assumed ASE’s obligations of share options which were granted before entering into and executing the Joint Share Exchange Agreement on April 30, 2018. In August 2018, our board of directors and FSC both approved the first ASEH employee share option plan, under which 131,862,500 options were granted in November 2018. The total number of options registered under this option plan is 150,000,000 options. As a result, ASEH currently maintains three employee stock option plans, adopted in 2010, 2015 and 2018. The option plan adopted in 2004 and 2007 expired in May 2015 and December 2017, respectively. Pursuant to these plans, our full-time employees, including domestic and foreign subsidiaries, are eligible to receive stock option grants. Each option entitles the holder to purchase one ASEH common share at a price not less than the closing market price on the date of the option issuance, such exercise price being subject to retroactive adjustment in the event of certain capital transactions in subsequent periods. Each option is valid for ten years from the date of the grant. 40.0% of the options originally granted vest upon the second anniversary of the grant date, and an additional 10.0% of the options originally granted vest every six months thereafter. Each option expires at the end of the tenth year following its grant date. The options are generally not transferable. As of December 31, 2018, a total of 20,320,850 options had been assumed under the 2010 plan, 17,504,350 of which had an exercise price of NT$40.8 per share and 2,816,500 of which has an exercise price of NT$45.2 per share. As of December 31, 2018, a total of 36,535,000 options had been assumed with an exercise price of NT$73.0 per share under the 2015 plan. As of December 31, 2018, a total of 131,862,500 options had been granted with an exercise price of NT$56.4 per share under the 2018 plan.

ASE Mauritius Inc. Share Option Plan

ASE Mauritius Inc. maintained one option plan adopted in 2007. Under this plan, certain employees of the Company are granted options to purchase ordinary shares of ASE Mauritius Inc. at an exercise price of US$1.70, which exercise price was determined by taking into account a fairness opinion rendered by an independent appraiser and was reviewed by our accountants. Each option is valid for ten years from the date of the grant. All 30,000,000 options granted under this plan expired in December 2017.

USI Enterprise Limited Share Option Plans

As of December 31, 2018, USI Enterprise Limited maintained three option plans adopted in 2007, 2010 and 2011, under which certain employees of Universal Scientific Industrial and our employees were granted options to purchase common shares of USI Enterprise Limited. Each option under these three plans is valid for ten to thirteen years from the date of the grant. As of December 31, 2018, we had 8,685,600 options outstanding with an exercise price of US$1.53 per share, 2,008,600 options outstanding with an exercise price of US$2.42 per share and 6,016,560 options outstanding with an exercise price of US$2.94 per share under these three plans respectively.

Universal Scientific Industrial Shanghai Option Plans

As of December 31, 2018, Universal Scientific Industrial Shanghai maintained one option plan adopted in 2015. Under this plan, certain employees of Universal Scientific Industrial Shanghai are granted options to purchase ordinary shares of Universal Scientific Industrial Shanghai at an exercise price of RMB15.5 per share. Each option is valid for ten years from the date of the grant. As of December 31, 2018, we had 21,536,950 options outstanding under this plan with an exercise price of RMB15.5 per share.

BOARD PRACTICES

General

For a discussion of the term of office of the board of directors, see “—Directors and Senior Management.” No benefits are payable to members of the board or the executive officers upon termination of their relationship with us.

Compensation Committee

For a discussion of our compensation committee, see “—Directors and Senior Management—Directors.”

EMPLOYEES

The following table sets forth certain information concerning our employees as of the dates indicated.

	As of December 31,
	2016	2017	2018
Total	66,711	68,753	93,891
Function
Direct labor	36,574	38,362	50,877
Indirect labor (manufacturing)	16,724	16,971	25,002
Indirect labor (administration)	5,927	5,850	7,729
Research and development	7,486	7,570	10,283
Location
Taiwan	35,763	35,828	55,679
P.R.C.	22,369	24,005	28,123
Korea	2,662	2,558	2,429
Malaysia	3,230	3,680	3,867
Japan	490	429	340
Singapore	869	852	887
United States	392	384	426
Others	936	1,017	2,140

Eligible employees may participate in our employee share bonus plan and stock option plans and our subsidiaries’ share option plans, such as the option plans adopted by ASEH, USI Enterprise Limited, and Universal Scientific Industrial Shanghai. See “—Compensation.”

We have never experienced a work stoppage caused by our employees. We believe that our relationship with our employees is good.

SHARE OWNERSHIP

The following table sets forth certain information with respect to our common shares and options of ASEH exercisable for our common shares held by our directors and executive officers as of January 31, 2019. Percentage of beneficial ownership is based on 4,322,321,982 common shares outstanding as of January 31, 2019.

Director or Executive Officer	Number of ASEH Common Shares Beneficially Held(1)	Percentage of ASEH Total Common Shares Issued and Outstanding	Number of Options Exercisable(2)	Exercise Price of Options (NT$)	Expiration Date of Options

Jason C.S. Chang	949,352,706 (3)	21.96%	0	-	-
Richard H. P. Chang	124,175,228	2.87%	0	-	-
Bough Lin	6,238,000	*	0	-	-
Chi-Wen Tsai	12,200,000	*	0	-	-
Tien Wu	3,877,473	*	0	-	-
Joseph Tung	2,740,411	*	0	-	-
Raymond Lo	1,783,430	*	*	40.8	2020/5/6
Tien-Szu Chen	1,181,821	*	0	-	-
Jeffrey Chen	1,083,000	*	0	-	-
Rutherford Chang	1,577,647	*	0	-	-
Shen-Fu Yu	2,388	*	0	-	-
Ta-Lin Hsu	0	0.00%	0	-	-
Mei-Yueh Ho	0	0.00%	0	-	-
Du-Tsuen Uang	50,000	*	0	-	-
Chun-Che Lee	2,072,251	*	*	40.8	2020/5/6
Chung Lin	87,278	*	0	-	-
Songwoon Kim	0	0.00%	0	-	-
Chih-Hsiao Chung	190,489	*	*	40.8	2020/5/6
Chiu-Ming Cheng	514,310	*	0	-	-
Yen-Chieh Tsao	0	0.00%	*	73	2025/9/10
Shih-Kang Hsu	165,000	*	0	-	-
Kwai Mun Lee	0	0.00%	0	-	-
Yean Peng Chen	0	0.00%	0	-	-
Heng Ee Ooi	0	0.00%	0	-	-
Kenneth Hsiang	245,000	*	*	40.8	2020/5/6
Randy Hsiao-Yu Lo	0	0.00%	0	-	-
M.S. Chang	15,000	*	0	-	-
Chen-Yen Wei	366,115	*	0	-	-
Feng-Ta Chen	0	0.00%	0	-	-
Jack Hou	50,458	*	0	-	-
Ta-I Lin	5,000	*	0	-	-
Yueh-Ming Lin	25,000	*	0	-	-
Omar Anaya Galvan	0	0.00%	0	-	-

(1)	Including shares directly held and shares beneficially owned through spouse and minor children.

(2)	Each option may be converted into one of our common shares. The figures referred herein include options convertible into our common shares scheduled to vest within 60 days as of the date hereof.

(3)	Including 684,327,886 common shares Jason C.S. Chang beneficially owned through ASE Enterprises Limited, Aintree Limited and JC Holdings Limited, 260,188,142 common shares beneficially owned through Value Tower Limited and JC Holdings Limited, and 4,836,678 common shares Jason C.S. Chang directly owned. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

* The sum of the number of common shares held and the number of common shares issuable upon exercise of all options held is less than 1.0% of our total outstanding shares.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth information known to us with respect to the beneficial ownership of our common shares, as of January 31, 2019, by each shareholder known by us to beneficially own more than 5.0% of our total outstanding shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Percentage of beneficial ownership is based on 4,322,321,982 common shares outstanding as of January 31, 2019. In addition, in computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Common Shares Beneficially Owned
Name of Shareholder or Group	Number	Percentage
Jason C.S. Chang(1)	949,352,706	21.96%

(1)	Jason C.S. Chang is our Chairman and chief executive officer. Jason C. S. Chang beneficially owned 684,327,886 common shares through ASE Enterprises Limited, Aintree Limited and JC Holdings Limited, 260,188,142 common shares through Value Tower Limited and JC Holdings Limited, and 4,836,678 common shares Jason C.S. Chang directly owned. As a result, Jason C.S. Chang beneficially owned 949,352,706 common shares, representing 21.96% of our total outstanding shares (based on 4,322,321,982 common shares as of January 31, 2019). ASE Enterprises Limited is a company organized under the laws of Hong Kong. All of the outstanding shares of ASE Enterprises Limited are held by Aintree Limited. Aintree Limited is a company organized under the laws of the British Virgin Islands. All of the shares of Aintree Limited are held by JC Holdings Limited. Value Tower Limited is a company organized under the laws of the British Virgin Islands. Jason C.S. Chang is the sole director of Value Tower Limited and JC Holdings Limited is the sole shareholder of Value Tower Limited. The shares of JC Holdings Limited are held through intermediary holding companies and under a revocable trust established under the laws of the Bailiwick of Guernsey for the benefit of our Chairman and chief executive officer, Jason C.S. Chang, and his family. There were no significant changes in the percentage of ownership beneficially owned by Jason C.S. Chang in 2016, 2017 and 2018.

 The following table sets forth information relating to our common shares held directly by our consolidated subsidiaries and our equity method investee as of January 31, 2019.

	Common Shares Beneficially Owned
Name of Shareholder	Number	Percentage
ASE Test(1)	44,100,236	1.02%
ASE Test Taiwan(2)	5,489,388	0.13%
J&R Holding Limited(3)	23,351,881	0.54%
Hung Ching(4)	44,130,751	1.02%

(1)	ASE Test is our wholly owned subsidiary. ASE Test’s ownership of our common shares is the result of the merger of ASE Chung Li with and into us in August 2004, and subsequent dividends upon shares received in connection with this merger. In order to comply with Singapore Companies Act, a trust was established to hold and dispose our common shares issued to ASE Test, a Singaporean Company, upon completion of the merger. The trustee appointed under such trust arrangement is currently a registered shareholder for our common shares issued to ASE Test. See “—Related Party Transactions.”

(2)	ASE Test Taiwan is our wholly owned subsidiary. ASE Test Taiwan’s ownership of our common shares is mainly the result of the merger of ASE Material with and into us in August 2004, and subsequent dividends upon shares received in connection with this merger. In order to comply with Singapore Companies Act, a trust had been established to hold and dispose our common shares issued to ASE Test Taiwan, which had been a subsidiary of ASE Test, upon completion of the merger. In December 2014, the trust established to hold the common shares issued to ASE Test Taiwan had been terminated because ASE Test Taiwan was no longer a subsidiary owned by ASE Test and therefore no longer subject to Singapore Companies Act requirements. As a result, ASE Test Taiwan directly owned 5,489,388 of our common shares as of January 31, 2019. See “—Related Party Transactions.”

(3)	J&R Holding Limited is our wholly owned subsidiary. J&R Holding Limited’s ownership of our common shares is the result of the merger of ASE Chung Li with and into us in August 2004, and subsequent dividends upon shares received in connection with this merger.

(4)	Hung Ching is our equity method investee. As of January 31, 2019, we held 26.22% of the outstanding shares of Hung Ching. Hung Ching acquired our common shares in open market transactions, subsequent dividends upon the acquired shares and shares purchase pursuant to the rights offered by the Company.

As of January 31, 2019, none of our major shareholders had voting rights different from those of our other shareholders. We are not aware of any arrangement that may at a subsequent date result in a change of control of us. Furthermore, other than disclosed above, we are not aware of any significant changes in the percentage of ownership held by our major shareholders in 2016, 2017 and 2018.

As of January 31, 2019, a total of 4,322,321,982 common shares were outstanding. With certain limited exceptions, holders of common shares that are not R.O.C. persons are required to hold their common shares through a brokerage account in the R.O.C. As of January 31, 2019, 285,024,122 common shares were registered in the name of a nominee of Citibank, N.A., the depositary under our ADS deposit agreement. Citibank, N.A., has advised us that, as of January 31, 2019, 142,511,705 ADSs, representing 285,023,410 common shares, were held of record by Cede & Co., and 354 ADSs, representing 708 common shares, were held by 5 other U.S. persons. The remaining 4 common shares held by Citibank, N.A. for the Company are a result of fractional shares distributed during stock distributions on our common shares underlying the ADSs.

RELATED PARTY TRANSACTIONS

In recent years, we have awarded cash bonuses to the employees of our subsidiaries as part of their compensation, based in part on our consolidated net income and the subsidiaries’ contribution to our consolidated income. We expect to continue this practice in the future.

In order to comply with Singapore law and other applicable laws and regulations, trusts organized under R.O.C. law were established to hold and dispose of our common shares issued to ASE Test and ASE Test Taiwan in connection with the merger of ASE Chung Li and ASE Material into our company in August 2004. Under Section 76(1)(b)(ii) of Singapore’s Companies Act, Chapter 50, ASE Test, a Singapore company, may not purport to acquire, directly or indirectly, shares or units of shares in our company, ASE Test’s parent company. Pursuant to the applicable trust agreements, the trustee under each trust is (1) the registered owner of our common shares, (2) authorized to exercise all of the rights as a shareholder of our common shares, (3) authorized to sell our common shares, subject to market conditions, when such common shares become available for resale under R.O.C. law and in accordance with volume limitations under R.O.C. law, at its sole discretion; provided such common shares are sold (i) in compliance with R.O.C. laws and regulations, (ii) in an orderly manner in order to minimize the impact on the trading price of our common shares, and (iii) in a manner consistent with its fiduciary duties owed to ASE Test and (4) able to transfer and deliver to ASE Test or ASE Test Taiwan the proceeds from the sale of our common shares and any cash dividends distributed, as the case may be. In February 2010, to complete the tender offer to acquire Universal Scientific Industrial, ASE Test transferred 141,808,499 shares to the shareholders of Universal Scientific Industrial. Neither ASE Test nor ASE Test Taiwan have any rights with respect to our common shares held in trust pursuant to the applicable trust agreements other than the right to receive the proceeds from the sale of such common shares and cash dividends declared while the shares remain in trust. In December 2014, the trust established to hold the common shares issued to ASE Test Taiwan had been terminated because ASE Test Taiwan was no longer a subsidiary owned by ASE Test and therefore no longer subject to Singapore Companies Act requirements. As a result, ASE Test Taiwan directly owned 5,489,388 of our common shares as of January 31, 2019 and the trust established to hold the common shares issued to ASE Test held 44,100,236 of our common shares.

In order to demonstrate our commitment to environmental protection, in December 2013, our board of directors approved contributions to environmental protection efforts in Taiwan in a total amount of not less than NT$3,000.0 million, to be made in the next 30 years. For the years ended December 31, 2016, 2017 and 2018, we have made contributions in the amount of NT$100.0 million (US$3.3 million) each, respectively, through ASE Cultural and Educational Foundation to fund various environmental projects and our board of directors have resolved in a resolution in February 2019 to contribute NT$100.0 million (US$3.3 million) through ASE Cultural and Educational Foundation in environmental projects in 2019.

In 2015, we acquired the K22 and K23 factory-administration building in Nantze Export Processing Zone, Taiwan, from Hung Ching for a consideration of NT$2,466.0 million.

In 2015 and 2016, we capitalized NT$504.6 million and NT$875.0 million, respectively, for the construction of employee dormitory for which we contracted with Fu Hwa Construction Co., Ltd. in Kaohsiung, Taiwan.

In 2016, we acquired patents and acquired specific technology from Deca Technologies Inc. for a consideration of NT$403.5 million.

In February 2018, our subsidiary, USI Enterprise Limited, repurchased its own 1,283,270 ordinary shares from our key management personnel for a consideration of approximately NT$653.2 million (US$21.3 million).

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

Item 8. Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated financial statements are set forth under “Item 18. Financial Statements.”

Export Sales

We categorize our revenues geographically based on the country in which the customer is headquartered. Revenues from our export sales were NT$236,015.4 million, NT$255,027.6 million and NT$325,462.5 million (US$10,632.6 million) in 2016, 2017 and 2018, respectively, which contributed 85.9%, 87.8% and 87.7% of our total sales volume for those periods, respectively. See “Item 4. Information on the Company—Business Overview—Sales and Marketing” for information on our export sales.

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

Dividends and Dividend Policy

We have historically paid dividends on our common shares with respect to the results of the preceding year following approval by our shareholders at the annual general meeting of shareholders. We have paid annual dividends on our common shares since 1989, except in 2002 and 2006 when we did not pay any dividend due to the losses we incurred in the 2001 and 2005 fiscal years, respectively. On March 28, 2019, our board of directors adopted resolutions to pay cash dividends of NT$2.50 per share based on 4,322,581,482 shares, which equals the number of issued shares shown in the shareholders’ roster as of March 19, 2019 minus the number of shares repurchased by us as treasury stocks. This proposal is subject to shareholders’ approval at the annual general shareholders meeting in June 2019 and the actual cash dividends per share may be adjusted by fluctuations in the number of our shares due to factors such as the exercise of share options.

The following table sets forth the stock dividends paid during each of the years indicated and related information.

	Cash Dividends Per Common Share		Stock Dividends Per Common Share(1)	Total Common Shares Issued as Stock Dividends	Outstanding Common Shares on Record Date(2)	Percentage of Outstanding Common Shares Represented by Stock Dividends
	NT$		NT$

2011	0.65		1.15	695,735,660	6,055,261,112	11.5%
2012	0.65		1.40	931,599,554	6,659,893,672	14.0%
2013	1.05		-	-	7,611,579,786	-
2014	1.29	(3)	-	-	7,847,817,646	-
2015	2.00		-	-	7,900,130,996	-
2016	1.60		-	-	7,931,725,946	-
2017	1.40		-	-	8,405,972,044	-
2018	2.50	(4)	-	-	4,319,674,282	-

___________________

(1)	Stock dividends were paid out from retained earnings and capital surplus. Holders of common shares receive as a stock dividend the number of common shares equal to the NT dollar value per common share of the dividend declared multiplied by the number of common shares owned and divided by the par value of NT$10 per share. Fractional shares are not issued but are paid in cash.

(2)	Aggregate number of common shares outstanding on the record date applicable to the dividend payment. Includes common shares issued in the previous year under our employee bonus plan.

(3)	On June 26, 2014, our shareholders approved a cash dividend of NT$1.30 per share for 2013 earnings. On July 29, 2014, our board of directors resolved to adjust the cash dividend ratio to NT$1.29411842 because the number of outstanding common shares had changed as a result of the exercise of share options.

(4)	Cash dividend from capital surplus. ASEH, the continuing entity of ASE, was established on April 30, 2018 and as such has no retained earnings. In June 2018, to protect shareholder’s interest, we resolved to distribute cash from capital surplus that was assumed from ASE’s retained earnings and generated from the Share Exchange process.

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

In general, we are not permitted to distribute dividends or make other distributions to shareholders for any year where we did not record net income or retained earnings (excluding reserves). The R.O.C. Company Law also requires that 10% of annual net income (less outstanding taxes and prior years’ losses, if any) be set aside as a legal reserve until the accumulated legal reserve equals our paid-in capital.

According to our Articles of Incorporation, the remuneration of our independent directors is set at NT$3.0 million (US$0.1 million) per person per year. If our annual net income (after recovering any losses incurred in prior years and deducting the legal reserve and special reserve provisions, making the additions or deductions of the portion of retained earnings that belong to equity investment gains or losses that have been realized through other comprehensive income or losses measured at fair value and deducting other items as required under R.O.C. law, if any) remains, a proposal for the distribution of such amount together with a part or all of the accumulated undistributed profits in the previous years shall be prepared by the board of directors and submit to the shareholders’ meeting for resolution. In addition, we set aside 0.01% to 1.00% of net profit before income tax, employees’ compensation and remuneration to the directors as employees’ compensation and no more than 0.75% as remuneration to the directors.

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

For information relating to R.O.C. withholding taxes payable on dividends, see “Item 10. Additional Information—Taxation—R.O.C. Taxation—Dividends.”

SIGNIFICANT CHANGES

Other than as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of the annual financial statements.

Item 9. The Offer and Listing

OFFER AND LISTING DETAILS

Our common shares have been listed on the TWSE under the symbol “3711” since April 30, 2018. The TWSE is an auction market where the securities traded are priced according to supply and demand through announced bid and ask prices. As of January 31, 2019, there were an aggregate of 4,322,321,982 of our common shares outstanding.

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

Our ADSs have been listed on the NYSE under the symbol “ASX” since April 30, 2018. The outstanding ADSs are identified by the CUSIP number 00215W100. As of January 31, 2019, a total of 142,511,705 ADSs were outstanding.

PLAN OF DISTRIBUTION

Not applicable.

MARKETS

The principal trading market for our common shares is the TWSE and the principal trading market for ADSs representing our common shares is the NYSE.

SELLING SHAREHOLDERS

Not applicable.

DILUTION

Not applicable.

EXPENSES OF THE ISSUE

Not applicable.

Item 10. Additional Information

SHARE CAPITAL

Not applicable.

ARTICLES OF INCORPORATION

General

We are a company limited by shares organized under the laws of the R.O.C. Our organizational document is our Articles of Incorporation. We have no by-laws.

Our Articles of Incorporation provide, in Article 2, that we may engage in the General Investment Business, which includes Investments in various businesses including agriculture, forestry, fishery, animal husbandry, industry, mining and merchandising business, investments in service companies, securities companies, bank insurance companies, trading companies, cultural companies, construction of residential buildings, commercial building, recreation businesses and tourist hotels related business.

We were incorporated on April 30, 2018 as a company limited by shares under the R.O.C. Company Law. Our authorized share capital registered with the Kaohsiung Export Processing Zones Administration was NT$50 billion, divided into 5 billion common shares with a face value of NT$10.0 per share, 4,322,321,982 of which were outstanding as of January 31, 2019. Our authorized share capital under our Articles of Incorporation is NT$50 billion, divided into 5 billion common shares. We do not have any equity in the form of preference shares or otherwise outstanding as of the date of this annual report.

Subject to limited exceptions, with the approval of our board of directors and the FSC, we may grant stock options to our employees; stock options worth NT$4 billion are reserved for employee subscription. The total number of shares to be issued under all option plans, together with all restricted shares issued to employees, shall not exceed 15% of our outstanding common shares. Unless otherwise approved by the shareholders’ meeting, the exercise price of an option shall not be less than the closing price of our common shares on the TWSE on the grant date of the option. As of January 31, 2019, we assumed and granted 188,718,350 options pursuant to employee stock option plans established on April 20, 2010, April 17, 2015 and August 23, 2018 to our full-time employees, including our domestic and foreign subsidiaries. See “Item 6. Directors, Senior Management and Employees—Compensation—ASEH Employee Compensation and Stock Option Plans.”

Directors

Our Articles of Incorporation provide that, we are to have thirteen directors with tenures of three years who are elected at a shareholders’ meeting. In addition, three of our directors will be required to be independent directors. Our audit committee replaced the function of supervisors in accordance with the R.O.C. Securities and Exchange Act to exercise the powers and duties of supervisors.

There is no minimum amount of shares necessary to stand for election to a directorship. Many of our directors are representatives appointed by corporate shareholders which appoint individual representatives. Re-elections are allowed. The board of directors has certain powers and duties, including devising operations strategy, proposing to distribute dividends or make up losses, proposing to increase or decrease capital, reviewing material internal rules and contracts, hiring and discharging the general manager, establishing and dissolving branch offices, reviewing budgets and financial statements and other duties and powers granted by or in accordance with the R.O.C. Company Law, our Articles of Incorporation or shareholders resolutions.

The board of directors is constituted by the directors, who elect a chairman from among the directors to preside over the meeting of the board. Meetings of the board may be held in the R.O.C. or by videoconference. A director may appoint another director to attend a meeting and vote by proxy, but a director may accept only one proxy.

Dividends and Distributions

In general, we are not permitted to distribute dividends or make other distributions to shareholders in any given year in which we did not record net income or retained earnings (excluding reserves). The R.O.C. Company Law also requires that 10% of annual net income (less prior years’ losses, if any, and applicable income taxes) be set aside as a legal reserve until the accumulated legal reserve equals our paid-in capital.

According to our Articles of Incorporation, the remuneration of our independent directors is set at NT$3.0 million (US$0.1 million) per person per year. If our annual net income (after recovering any losses incurred in prior years and deducting the legal reserve and special reserve provisions, making the additions or deductions of the portion of retained earnings that belong to equity investment gains or losses that have been realized through other comprehensive income or losses measured at fair value and deducting other items as required under R.O.C. law, if any) remains, a proposal for the distribution of such amount together with a part or all of the accumulated undistributed profits in the previous years shall be prepared by the board of directors and submit to the shareholders’ meeting for resolution. In addition, we set aside 0.01% to 1.00% of net profit before income tax, employees’ compensation and remuneration to the directors as employees’ compensation and no more than 0.75% as remuneration to the directors.

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

For information on the dividends we paid in recent years, see “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividends and Dividend Policy.” For information as to R.O.C. taxes on dividends and distributions, see “—Taxation—R.O.C. Taxation—Dividends.”

Preemptive Rights

Under the R.O.C. Company Law, when an R.O.C. company issues new shares for cash, existing shareholders who are listed on the shareholders’ register as of the record date have preemptive rights to subscribe for the new issue in proportion to their existing shareholdings, while a company’s employees, whether or not they are shareholders of the company, have rights to subscribe for 10% to 15% of the new issue. Any new shares that remain unsubscribed at the expiration of the subscription period may be freely offered, subject to compliance with applicable R.O.C. law.

In addition, in accordance with the R.O.C. Securities and Exchange Act, a public company that intends to offer new shares for cash must offer to the public at least 10% of the shares to be sold, except under certain circumstances or when exempted by the FSC. This percentage can be increased by a resolution passed at a shareholders’ meeting, which would diminish the number of new shares subject to the preemptive rights of existing shareholders.

These preemptive rights provisions do not apply to offerings of new shares through a private placement approved at a shareholders’ meeting.

Meetings of Shareholders

We are required to hold an annual general meeting of our shareholders within six months following the end of each fiscal year. These meetings are generally held in Kaohsiung, Taiwan. Any shareholder who holds 1% or more of our issued and outstanding shares may submit one written proposal for discussion at our annual general meeting. Extraordinary general shareholders’ meetings may be convened by resolution of the board of directors or by the board of directors upon the written request of any shareholder or shareholders who have held 3% or more of the outstanding common shares for a period of one year or longer or shareholders who have held 50% or more of the outstanding common shares for three months or longer. Shareholders’ meetings may also be convened by member(s) of the audit committee. Notice in writing of meetings of shareholders, stating the place, time and purpose, must be dispatched to each shareholder at least 30 days, in the case of annual general meetings, and 15 days, in the case of extraordinary meetings, before the date set for each meeting. A majority of the holders of all issued and outstanding common shares present at a shareholders’ meeting constitutes a quorum for meetings of shareholders.

Voting Rights

Under the R.O.C. Company Law, except under limited circumstances, shareholders have one vote for each common share held. Under the R.O.C. Company Law, our directors are elected at a shareholders’ meeting through cumulative voting.

In general, a resolution can be adopted by the holders of at least a majority of our common shares represented at a shareholders’ meeting at which the holders of a majority of all issued and outstanding common shares are present. Under R.O.C. Company Law, the approval by at least a majority of our common shares represented at a shareholders’ meeting in which a quorum of at least two-thirds of all issued and outstanding common shares are represented is required for major corporate actions, including:

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

A shareholder may be represented at an annual general or extraordinary meeting by proxy if a valid proxy form is delivered to us five days before the commencement of the annual general or extraordinary general shareholders’ meeting. Shareholders may exercise their voting rights by way of a written ballot or by way of electronic transmission if the voting decision is delivered to us two days before the commencement of the annual general or extraordinary general shareholders’ meeting.

Holders of ADSs do not have the right to exercise voting rights with respect to the underlying common shares, except as described in the deposit agreement.

Other Rights of Shareholders

Under the R.O.C. Company Law, dissenting shareholders are entitled to appraisal rights in certain major corporate actions such as a proposed amalgamation by the company. If agreement with the company cannot be reached, dissenting shareholders may seek a court order for the company to redeem all of their shares. Shareholders may exercise their appraisal rights by serving written notice on the company prior to or at the related shareholders’ meeting and/or by raising and registering an objection at the shareholders’ meeting. In addition to appraisal rights, shareholders have the right to sue for the annulment of any resolution adopted at a shareholders’ meeting where the procedures were legally defective within 30 days after the date of the shareholders’ meeting. One or more shareholders who have held 1% or more of the issued and outstanding shares of a company for a period of six months or longer may require an independent director to bring a derivative action on behalf of the company against a director as a result of the director’s unlawful actions or failure to act.

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

Register of Shareholders and Record Dates

Our share registrar, President Securities Corp., maintains our register of shareholders at its offices in Taipei, Taiwan. Under the R.O.C. Company Law and our Articles of Incorporation, we may, by giving advance public notice, set a record date and close the register of shareholders for a specified period in order for us to determine the shareholders or pledgees that are entitled to rights pertaining to our common share. The specified period required is as follows:

•	annual general meeting—60 days;

•	extraordinary general shareholders’ meeting—30 days; and

•	relevant record date for distribution of dividends, bonuses or other interests—5 days.

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

Acquisition of Common Shares by ASEH

Under the R.O.C. Securities and Exchange Act, we may purchase our own common shares for treasury stock under limited circumstances, including:

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

We may not pledge or hypothecate any of our shares purchased by us. In addition, we may not exercise any shareholders’ right attaching to such shares. In the event that we purchase our shares on the TWSE, our affiliates, directors, managers, shareholders who hold 10% or more of our total issued shares and their respective spouses and minor children and/or nominees are prohibited from selling any of our shares during the period in which we are purchasing our shares.

Pursuant to the R.O.C. Company Law, an entity in which our company directly or indirectly owns more than 50.0% of the voting shares or paid-in capital, which is referred to as a controlled entity, may not purchase our shares. Also, if our company and a controlled entity jointly own, directly or indirectly, more than 50.0% of the voting shares or paid-in capital of another entity, which is referred to as a third entity, the third entity may not purchase shares in either our company or a controlled entity.

Liquidation Rights

In the event of our liquidation, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed pro rata to the shareholders in accordance with the relevant provisions of the R.O.C. Company Law.

Transfer Restrictions

Substantial Shareholders

The R.O.C. Securities and Exchange Act currently requires:

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

In addition, the number of shares that can be sold or transferred on the TWSE by any person subject to the restrictions described above on any given day may not exceed the greater of:

•	0.2% of the outstanding shares of the company in the case of a company with no more than 30 million outstanding shares; or

•	0.2% of 30 million shares plus 0.1% of the outstanding shares exceeding 30 million shares in the case of a company with more than 30 million outstanding shares; and

•	5.0% of the average trading volume (number of shares) on the TWSE for the ten consecutive trading days preceding the reporting day on which the director, manager or substantial shareholder reports the intended share transfer to the FSC.

These restrictions do not apply to sales or transfers of our ADSs.

MATERIAL CONTRACT

Syndicated Loan Agreement between ASEH and banking syndicates led by Bank of Taiwan, Mega International Commercial Bank, and Citibank, N.A., Taipei Branch

On April 30, 2018 we entered into a NT$90,000.0 million (US$2,940.2 million) five-year syndicated credit facility, for which the Bank of Taiwan, Mega International Commercial Bank and Citibank, N.A., Taipei Branch acted as the agent banks, for the purpose of financing our funding needs for the SPIL Acquisition.

Joint Share Exchange Agreement between ASE and SPIL

ASE and SPIL entered into the Joint Share Exchange Agreement pursuant to which a holding company, ASEH, was formed by means of a statutory share exchange, and ASEH (i) acquired all issued shares of ASE in exchange for shares of ASEH using the Exchange Ratio as described below, and (ii) acquired all issued shares of SPIL using the Cash Consideration as described below. Upon the consummation of the Share Exchange, ASE and SPIL became wholly owned subsidiaries of ASEH concurrently.

Pursuant to the terms and subject to the conditions set forth in the Joint Share Exchange Agreement, at the effective time of the Share Exchange (the “Effective Time”):

i.	for SPIL shareholders:

•	each SPIL common share, par value NT$10 per share, was issued immediately prior to the Effective Time (including SPIL’s treasury shares and the common shares of SPIL beneficially owned by ASE), and was transferred to ASEH in consideration for the right to receive NT$51.2, which represented NT$55, minus a cash dividend and a return of capital reserve of NT$3.8 per common share of SPIL distributed by SPIL on July 1, 2016, payable in cash in NT dollars, without interest and net of any applicable withholding taxes (“SPIL Common Shares Cash Consideration”); and

•	each SPIL American depositary share, representing five common shares of SPIL was cancelled in exchange for the right to receive through JPMorgan Chase Bank, N.A., as depositary for the SPIL American depositary shares (“SPIL Depositary”), the US dollar equivalent of NT$256 (representing five times of the SPIL Common Shares Cash Consideration) minus (i) all processing fees and expenses per SPIL American depositary shares in relation to the conversion from NT dollars into US dollars, and (ii) US$0.05 per SPIL American depositary shares cancellation fees pursuant to the terms of the deposit agreement dated January 6, 2015 by and among SPIL, SPIL Depositary and the holders and beneficial owners from time to time of the SPIL American depositary shares issued thereunder, payable in cash in US dollars, without interest and net of any applicable withholding taxes (“SPIL ADS Cash Consideration,” together with the SPIL Common Shares Cash Consideration, “Cash Consideration”).

ii.	for ASE shareholders:

•	each common share of ASE, par value NT$10 per share, issued immediately prior to the Effective Time (including ASE’s treasury shares), was transferred to ASE Technology Holding in consideration for the right to receive 0.5 ASE Technology Holding common shares, par value NT$10 per share; and

•	each ASE ADS, representing five common shares of ASE, represented the right to receive 1.25 ASEH ADS. Each ASEH ADS represents two ASEH common shares upon surrender for cancellation to Citibank, N.A., as depositary for the ASE ADSs, after the Effective Time. The ratio at which the common shares of ASE was exchanged for the common shares of ASEH and ASE ADSs was exchanged for ASEH American depositary shares is hereinafter referred to as the “Exchange Ratio”.

Under Republic of China law, if any fractional ASEH common shares that represented less than one common share was otherwise allotted to former holders of ASE common shares in connection with the Share Exchange, those fractional shares would not be issued to those shareholders. Pursuant to the Joint Share Exchange Agreement, ASE aggregated the fractional entitlements and sold the aggregated ASE common shares using the closing price of ASE common shares on the TWSE on the ninth R.O.C. Trading Day prior to the Effective Time, to an appointee of the Chairman of ASEH. The cash proceeds from the sale was distributed to the former holders of ASE common shares by ASEH on a proportionate basis in accordance with their respective fractions at the Effective Time.

On February 12, 2018, ASE held an extraordinary general shareholders’ meeting and approved the Joint Share Exchange Agreement and approved ASEH’s share capital to be NT$50,000,000,000.

On March 26, 2018, TWSE approved the delisting of common shares of ASE and SPIL on April 30, 2018 and the listing of common shares of ASEH on the same day. On April 30, 2018, the Share Exchange consummated, ASE and SPIL became wholly owned subsidiaries of ASEH, and ASEH begun trading on TWSE under the stock symbol “3711” and on NYSE under the same ticker symbol “ASX”.

FOREIGN INVESTMENT IN THE R.O.C.

Historically, foreign investment in the R.O.C. securities market has been restricted. Since 1983, the R.O.C. government has from time to time enacted legislation and adopted regulations to permit foreign investment in the R.O.C. securities market.

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

Under the Regulations, foreign investors (other than P.R.C. persons) are classified as either “onshore foreign investors” or “offshore foreign investors” according to their respective geographical location. Both onshore and offshore foreign investors are allowed to invest in R.O.C. securities after they register with the TWSE or the Taiwan Futures Exchange. The Regulations further classify foreign investors into foreign institutional investors and foreign individual investors. “Foreign institutional investors” refer to those investors incorporated and registered in accordance with foreign laws outside of the R.O.C. (i.e., offshore foreign institutional investors) or their branches set up and recognized within the R.O.C. (i.e., onshore foreign institutional investors). Offshore overseas Chinese and foreign individual investors may be subject to a maximum investment ceiling that will be separately determined by the FSC, after consultation with the Central Bank of the Republic of China (Taiwan). Currently, there is no maximum investment ceiling for offshore overseas Chinese and foreign individual investors. On the other hand, foreign institutional investors are not subject to any ceiling for investment in the R.O.C. securities market.

Except for certain specified industries, such as telecommunications, investments in R.O.C.-listed companies by foreign investors are not subject to individual or aggregate foreign ownership limits. Custodians for foreign investors are required to submit to the Central Bank of the Republic of China (Taiwan) and the TWSE a monthly report of trading activities and status of assets under custody and other matters. Capital remitted to the R.O.C. under these guidelines may be remitted out of the R.O.C. at any time after the date the capital is remitted to the R.O.C. Capital gains and income on investments may be remitted out of the R.O.C. at any time.

Foreign investors (other than P.R.C. persons) who wish to make (i) direct investments in the shares of R.O.C. private companies or (ii) investment in 10.0% or more of the equity interest of a R.O.C. company listed on the TWSE or the Taipei Exchange in any single transaction, are required to submit a foreign investment approval application to the MOEAIC or other applicable government authority. The MOEAIC or such other government authority reviews each foreign investment approval application and approves or disapproves each application after consultation with other governmental agencies (such as the Central Bank of the Republic of China (Taiwan) and the FSC).

Under current R.O.C. law, any non-R.O.C. person possessing a foreign investment approval may remit capital for the approved investment and is entitled to repatriate annual net profits, interest and cash dividends attributable to the approved investment. Dividends attributable to such investment may be repatriated upon submitting certain required documents to the remitting bank, and investment capital and capital gains attributable to such investment may be repatriated after approvals of the MOEAIC or other government authorities have been obtained.

In addition to the general restriction against direct investment by foreign investors in securities of R.O.C. companies, foreign investors (except in certain limited cases) are currently prohibited from investing in certain industries in the R.O.C. pursuant to a “negative list,” as amended by the Executive Yuan. The prohibition on foreign investment in the prohibited industries specified in the negative list is absolute in the absence of a specific exemption from the application of the negative list. Pursuant to the negative list, certain other industries are restricted so that foreign investors (except in limited cases) may invest in these industries only up to a specified level and with the special approval of the relevant competent authority that is responsible for enforcing the relevant legislation that the negative list is intended to implement.

The FSC announced the P.R.C. Regulations on April 30, 2009. According to the P.R.C. Regulations, a P.R.C. QDII is allowed to invest in R.O.C. securities (including less than 10.0% shareholding of a R.O.C. company listed on the TWSE or the Taipei Exchange) provided that the total investment amount of any QDII does not exceed US$500 million. The custodians of QDIIs must apply with the TWSE for the remittance amount for each QDII, which cannot exceed US$100 million, and QDII can only invest in R.O.C. securities at an amount approved by the TWSE. In addition, QDIIs are currently prohibited from investing in certain industries, and their investment in any company of certain other industries is restricted to a certain percentage pursuant to a list promulgated by the FSC and amended from time to time. P.R.C. investors other than QDII are prohibited from making investments in a R.O.C. company listed on the TWSE or the Taipei Exchange if the investment is less than 10.0% of the equity interest of such R.O.C. company.

In addition to investments permitted under the P.R.C. Regulations, P.R.C. investors who wish to make (i) direct investment in the shares of R.O.C. private companies or (ii) investments, individually or in the aggregate, in 10.0% or more of the equity interest of a R.O.C. company listed on the TWSE or the Taipei Exchange, are required to submit an investment approval application to the MOEAIC or other government authority. The MOEAIC or such other government authority reviews each investment approval application and approves or disapproves each application after consultation with other governmental agencies.

In addition to the general restriction against direct investment by P.R.C. investors in securities of R.O.C. companies, P.R.C. investors may only invest in certain industries on the “positive list” promulgated by the Executive Yuan. Furthermore, a P.R.C. investor who wishes to be elected as a R.O.C. company’s director or supervisor shall submit an investment approval application to the MOEAIC or other government authority for approval.

EXCHANGE CONTROLS

R.O.C. Exchange Controls

The R.O.C. Foreign Exchange Control Act and regulations provide that all foreign exchange transactions must be executed by banks designated by the FSC and by the Central Bank of the Republic of China (Taiwan) to engage in such transactions. Current regulations favor trade-related or service-related foreign exchange transactions. Consequently, foreign currency earned from exports of merchandise and services may now be retained and used freely by exporters, and all foreign currency needed for the importation of merchandise and services may be purchased freely from the designated foreign exchange banks.

Apart from trade-related or service-related foreign exchange transactions, R.O.C. companies and individual residents of the R.O.C. reaching the age of 20 years old may, without foreign exchange approval, remit foreign currency of up to US$50 million (or its equivalent) and US$5 million (or its equivalent) to and from the R.O.C., respectively, in each calendar year. The above limits apply to remittances involving either a conversion of NT dollars into a foreign currency or a conversion of foreign currency into NT dollars. In addition, a requirement is also imposed on all enterprises to register medium- and long-term foreign debt with the Central Bank of the Republic of China (Taiwan).

In addition, foreign persons may, subject to specified requirements but without foreign exchange approval of the Central Bank of the Republic of China (Taiwan), remit to and from the R.O.C. foreign currencies of up to US$100,000 (or its equivalent) per remittance if the required documentation is provided to the R.O.C. authorities. The above limit applies to remittances involving either a conversion of NT dollars into a foreign currency or a conversion of foreign currency into NT dollars. The above limit does not, however, apply to the conversion of NT dollars into other currencies, including U.S. dollars, from the proceeds of a sale of any underlying shares withdrawn from a depositary receipt facility.

TAXATION

R.O.C. Taxation

The following discussion describes the material R.O.C. tax consequences of the ownership and disposition of our common shares or ADSs to a non-resident individual or non-resident entity that owns our common shares or ADSs (referred to here as a “non-R.O.C. holder”). As used in the preceding sentence, a “non-resident individual” is a non-R.O.C. national who owns our common shares or ADSs and is not physically present in the R.O.C. for 183 days or more during any calendar year, and a “non-resident entity” is a corporation or a non-corporate body that owns our common shares or ADSs, is organized under the laws of a jurisdiction other than the R.O.C. and has no fixed place of business or business agent in the R.O.C.

Dividends

Dividends (whether in cash or common shares) declared by us out of retained earnings and distributed to a non-R.O.C. holder are subject to R.O.C. withholding tax at 21% (unless a preferable tax rate is provided under a tax treaty between the R.O.C. and the jurisdiction where the non-R.O.C. holder is a resident) on the amount of the distribution (in the case of cash dividends) or on the par value of the distributed common shares (in the case of stock dividends).

Distributions of common shares or cash out of capital reserves will not be subject to withholding tax, except under limited circumstances.

Capital Gains

Starting from January 1, 2016, capital gains realized upon the sale or other disposition of common shares are exempt from R.O.C. income tax.

Sales of ADSs are not regarded as sales of R.O.C. securities and thus any gains derived from transfers of ADSs by non-R.O.C. holders are not currently subject to R.O.C. income tax.

Securities Transaction Tax

Securities transaction tax will be imposed on the seller at the rate of 0.3% of the transaction price upon a sale of common shares. Transfers of ADSs are not subject to R.O.C. securities transaction tax. During the one-year period from April 28, 2017 to April 27, 2018, the tax rate for day trading of shares meeting certain criteria is reduced to 0.15%. The Legislative Yuan approved on April 13, 2018 an extension of the aforesaid reduction in tax rate. Under the amended Securities Transaction Tax Act, which became effective on April 27, 2018, the aforesaid reduction in tax rate was applies until December 31, 2021.

Subscription Rights

Distributions of statutory subscription rights for our common shares in compliance with the R.O.C. Company Law are currently not subject to R.O.C. tax. Sales of statutory subscription rights evidenced by securities are subject to securities transaction tax, currently at the rate of 0.3% of the gross amount received. Holders are exempt from income tax on capital gains from the sale of statutory subscription rights evidenced by securities. Proceeds derived from sales of statutory subscription rights which are not evidenced by securities are not subject to securities transaction tax but are subject to income tax at a fixed rate of 20% of the income if the seller is a non-R.O.C. holder. Subject to compliance with R.O.C. law, we, in our sole discretion, may determine whether statutory subscription rights are evidenced by securities.

Estate and Gift Tax

R.O.C. estate tax is payable on any property within the R.O.C. left by a deceased non-resident individual, and R.O.C. gift tax is payable on any property within the R.O.C. donated by a non-resident individual. Estate tax and gift tax are currently imposed at the progressive rates of 10%, 15% and 20%. Under the R.O.C. Estate and Gift Tax Act, common shares issued by R.O.C. companies are deemed property located in the R.O.C. without regard to the location of the owner. It is unclear whether a holder of ADSs will be considered to own common shares for this purpose.

Tax Treaty

At present, the R.O.C. has income tax treaties with Indonesia, Singapore, New Zealand, Australia, the United Kingdom, South Africa, Gambia, eSwatini (Swaziland), Malaysia, Macedonia, the Netherlands, Senegal, Sweden, Belgium, Denmark, Israel, Vietnam, Paraguay, Hungary, France, India, Slovakia, Switzerland, Germany, Thailand, Kiribati, Luxembourg, Austria, Italy, Japan, Canada and Poland. These tax treaties may limit the rate of R.O.C. withholding tax on dividends paid with respect to common shares issued by R.O.C. companies. A non-R.O.C. holder of ADSs may or may not be considered as the beneficial owner of common shares for the purposes of such treaties. Accordingly, holders of ADSs who wish to apply a reduced withholding tax rate that is provided under a tax treaty should consult their own tax advisers concerning such application. The United States does not have an income tax treaty with the R.O.C.

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

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before delivery of shares to the depositary bank (“pre-release”), or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of American depositary shares. Such actions would also be inconsistent with the claiming of the preferential rates of tax applicable to dividends received by certain non-corporate U.S. Holders. Accordingly, the creditability of R.O.C. taxes and the availability of the preferential tax rates for dividends received by certain non-corporate U.S. Holders, both described below, could be affected by actions that may be taken by such parties or intermediaries.

U.S. Holders should consult their tax advisers with regard to the application of the U.S. federal income tax laws to their common shares or ADSs as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Dividends

Distributions paid on our common shares or ADSs (other than certain pro rata distributions of our common shares to all shareholders, including holders of ADSs), including the amount of any R.O.C. taxes withheld thereon, reduced by any credit against the withholding tax on account of the 10% retained earnings tax imposed on us, generally will constitute foreign-source dividend income to the extent paid out of our current or accumulated earnings and profits as determined in accordance with U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. The amount a U.S. Holder will be required to include in income for any dividend paid in NT dollars will be equal to the U.S. dollar value of the NT dollars paid, calculated by reference to the exchange rate in effect on the date the payment is received by the depositary (in the case of ADSs) or by a U.S. Holder (in the case of common shares), regardless of whether the payment is in fact converted into U.S. dollars on the date of receipt. If a U.S. Holder does not convert the NT dollars so received into U.S. dollars on the date of receipt, any gain or loss recognized on a subsequent sale or other disposition of the NT dollars generally will be U.S.-source ordinary income or loss. The amount of any taxable distribution of property other than cash will be the fair market value of such property on the date of distribution. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code.

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

Subject to applicable limitations and restrictions, some of which vary depending upon the U.S. Holder’s circumstances, and the discussion above regarding concerns expressed by the U.S. Treasury, the R.O.C. taxes withheld from dividend distributions, reduced by any credit against the withholding tax which is paid by us on account of the 10% retained earnings tax, will be eligible for credit against the U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex and, therefore, U.S. Holders should consult their tax advisers regarding the availability of foreign tax credits in their particular circumstances. Instead of claiming a credit, U.S. Holders may, at their election, deduct otherwise creditable R.O.C. taxes in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

Certain pro rata distributions of common shares by a company to its shareholders, including Holders of ADSs, will not be subject to U.S. federal income tax. Accordingly, these distributions will not give rise to U.S. federal income against which the R.O.C. tax imposed on these distributions may be credited. U.S. Holders should consult their tax advisers as to whether any R.O.C. tax imposed on such distributions may be creditable against their U.S. federal income tax on foreign-source income from other sources.

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

Passive Foreign Investment Company Rules

We believe that we were not a passive foreign investment company, or “PFIC”, for U.S. federal income tax purposes for our 2018 taxable year. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year.

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

DIVIDENDS AND PAYING AGENTS

Not applicable

STATEMENT BY EXPERTS

Not applicable.

DOCUMENTS ON DISPLAY

We file annual reports on Form 20-F and periodic reports on Form 6-K with the SEC. You can read and copy these reports and other information at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also request copies of the documents, upon payment of a duplicating fee, by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The reports and other information we file electronically with the SEC are also available to the public from the SEC’s website at http://www.sec.gov. Information about ASEH is also available to the public on our website at http://www.aseglobal.com.

SUBSIDIARY INFORMATION

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Market Risk

Our exposure to financial market risks relates primarily to changes in interest rates and foreign currency exchange rates.

Interest Rate Risk. Our exposure to interest rate risks relates primarily to our long-term floating rate loans, which is normally incurred to support our corporate activities and capital expenditures. See note 36 to our consolidated financial statements included in this annual report for details on interest rate sensitivity analysis.

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

The tables below set forth information relating to our significant obligations, including short-term borrowings and long-term borrowings, including bank loans, bills payable, capital lease obligations and bonds payable, that are sensitive to interest rate fluctuations as of December 31, 2018.

		Expected Maturity Date
	2019	2020	2021	2022	2023	Thereafter	Total	Fair Value
	(in millions, except percentages)
Short-term borrowings:
Variable rate (NT$)	16,485.0	-	-	-	-	-	16,485.0	16,485.0
Average interest rate	0.99%	-	-	-	-	-	0.99%	-
Fixed rate (NT$)	5,900.0	-	-	-	-	-	5,900.0	5,900.0
Average interest rate	1.15%	-	-	-	-	-	1.15%	-
Variable rate (US$)	278.5	-	-	-	-	-	278.5	278.5
Average interest rate	3.12%	-	-	-	-	-	3.12%	-
Fixed rate (US$)	210.9	-	-	-	-	-	210.9	210.9
Average interest rate	3.21%	-	-	-	-	-	3.21%	-
Variable rate (RMB)	1,289.3	-	-	-	-	-	1,289.3	1,289.3
Average interest rate	3.88%	-	-	-	-	-	3.88%	-
Fixed rate (RMB)	14.8	-	-	-	-	-	14.8	14.8
Average interest rate	4.20%	-	-	-	-	-	4.20%	-
Fixed rate (EUR)	0.3	-	-	-	-	-	0.3	0.3
Average interest rate	0.95%	-	-	-	-	-	0.95%	-

Long-term borrowings:
Variable rate (NT$)	6,996.3	46,701.9	13,316.7	11,000.0	22,000.0	-	100,014.9	100,014.9
Average interest rate	1.67%	1.21%	1.75%	2.24%	2.39%	-	1.68%	-
Fixed rate (NT$)	-	-	7,000.0	3,700.0	2,000.0	4,300.0	17,000.0	17,000.0
Average interest rate	-	-	1.30%	1.25%	1.50%	1.45%	1.35%	-
Variable rate (US$)	100.0	609.8	143.8	83.3	56.7	-	993.6	993.6
Average interest rate	3.05%	2.80%	2.93%	3.10%	3.28%	-	2.90%	-
Fixed rate (US$)	0.0	0.0	0.1	-	-	-	0.1	0.1
Average interest rate	7.79%	7.79%	7.79%	-	-	-	7.79%	-
Variable rate (RMB)	187.5	198.6	198.6	198.6	198.6	-	981.9	981.9
Average interest rate	5.20%	5.40%	5.56%	5.66%	5.60%	-	5.49%	-

Foreign Currency Exchange Rate Risk. Our foreign currency exposure gives rise to market risk associated with exchange rate movements against the NT dollar, our functional currency. Currently, the majority of our revenues are denominated in U.S. dollars, with a portion denominated in NT dollars and Japanese yen. Our costs of revenues and operating expenses are incurred in several currencies, primarily in NT dollars, U.S. dollars, RMB, Japanese yen, Korean won, as well as, to a lesser extent, Singapore dollars and Malaysian ringgit. In addition, a substantial portion of our capital expenditures, primarily for the purchase of packaging and testing equipment, has been, and is expected to continue to be, denominated primarily in U.S. dollars with the remainder in Japanese yen. The majority of our borrowings are denominated in NT dollars, U.S. dollars and RMB. Fluctuations in exchange rates, primarily among the U.S. dollar against the NT dollar, RMB and the Japanese yen, will affect our costs and operating margins and could result in exchange losses and increased costs in NT dollar and other local currency terms. See note 36 to our consolidated financial statements included in this annual report for details on foreign currency exchange rate sensitivity analysis.

Despite hedging and mitigating techniques implemented by us, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations. We recorded net foreign exchange gains of NT$1,928.4 million in 2016, net foreign exchange gains of NT$3,502.6 million in 2017 and losses of NT$1,015.6 million (US$33.2 million) in 2018. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign currency exchange rates, we hold a variety of derivative financial instruments, including currency forward exchange contracts and swap contracts, to reduce the impact of foreign currency fluctuations on our results of operations.

Our hedging strategy is to lift foreign currency borrowings to avoid 100% exchange rate exposure of its foreign currency equity instruments, which is designated as fair value hedges. When the foreign currency equity instruments were evaluated based on the exchange rates on each balance sheet date, the foreign exchange gains (losses) will be completely offset when hedge adjustments are made. The source of hedge ineffectiveness in these hedging relationships is the material difference between the notional amounts of foreign currency borrowings and foreign currency equity instruments. No other sources of ineffectiveness is expected to emerge from these hedging relationships.

The table below sets forth our outstanding forward exchange contracts and swap contracts, for which the expected maturity dates are in 2019, in aggregate terms by type of contract as of December 31, 2018.

Forward Exchange Contracts and Swap Contracts

	Forward Exchange Contracts	Swap Contracts

Buy US$ against NT$
Notional Amount	US$80.0 million	US$1,687.4 million
Weighted Average Strike Price	US$/NT$30.669	US$/NT$29.377
Fair Value	Negative US$0.248 million	US$47.905 million

Sell US$ against NT$
Notional Amount	-	US$208.8 million
Weighted Average Strike Price	-	US$/NT$30.763
Fair Value	-	US$0.400 million

Sell US$ against RMB
Notional Amount	US$29.0 million	US$50.3 million
Weighted Average Strike Price	US$/RMB6.900	US$/RMB6.955
Fair Value	US$0.159 million	US$0.663 million

Sell US$ against JP¥
Notional Amount	US$37.7 million	US$54.2 million
Weighted Average Strike Price	US$/JP¥112.149	US$/JP¥112.356
Fair Value	US$0.646 million	US$0.973 million

Sell US$ against MYR
Notional Amount	US$14.0 million	-
Weighted Average Strike Price	US$/MYR4.174	-
Fair Value	US$0.115 million	-

Sell US$ against SGD
Notional Amount	US$13.4 million	-
Weighted Average Strike Price	US$/SGD1.372	-
Fair Value	US$0.102 million	-

Sell US$ against EUR
Notional Amount	US$4.1 million	-
Weighted Average Strike Price	US$/EUR0.877	-
Fair Value	US$0.026 million	-

Other Market Risk. Our exposure to other market risk relates primarily to our investments in quoted ordinary shares, open-end mutual funds, unquoted preferred shares, private-placement funds, private-placement convertible bonds and financial assets at fair value through other comprehensive income for the year ended December 31, 2018. The value of these investments may fluctuate based on various factors including prevailing market conditions. Moreover, the fair value of investments in unlisted securities may be significantly different from their carrying value. As of December 31, 2018, our investments in quoted ordinary shares, open-end mutual funds, unquoted preferred shares, private-placement funds and private-placement convertible bonds classified as financial assets at fair value through profit or loss were NT$6,308.7 million (US$206.1 million). As of December 31, 2018, our investments classified as financial assets at fair value through other comprehensive income were NT$1,597.3 million (US$52.2 million), primarily consisting of unquoted ordinary shares, unsecured subordinate corporate bonds, unquoted preferred shares and limited partnership interests. If equity and bond prices were 1.0% higher or lower, profit before income tax would have increased or decreased approximately by NT$64.0 million (US$2.1 million) for the same period and other comprehensive income before income tax would have increased or decreased approximately by NT$16.0 million (US$0.5 million) for the same period. Furthermore, fluctuations in gold prices may also affect the price at which we have been able to purchase gold wire. How this will impact the results of our operations depends on whether such costs can be transferred onto our customers.

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

Depositary Payments

In 2018, we received US$2,214,264.51 from Citibank, N.A., the depositary bank for our ADR programs. The table below sets forth details of the amount we received from Citibank, N.A.

Depositary Payments
Reimbursement of settlement infrastructure fees	US$	178.00
Reimbursement of proxy process expenses	US$	28,652.97
Reimbursement of ADR holders identification expenses	US$	214,345.81
Reimbursement of legal fees	US$	21,546.31
Direct reimbursement	US$	1,949,541.42
Net payment received by us(1)	US$	2,214,264.51

__________________

(1)	Net of U.S. withholding tax.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

As of December 31, 2018, our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15(d)-15(e) under the Exchange Act. Our management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are effective for recording, processing, summarizing and reporting, within the time periods specified in the SEC’s rules and forms, information required to be disclosed in the reports we file or submit under the Exchange Act, and for accumulating and communicating such information to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2018. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013).

Based on this assessment, management concluded that, as of December 31, 2018, our internal control over financial reporting is effective based on those criteria.

Our independent registered public accounting firm, Deloitte & Touche, independently assessed the effectiveness of our internal control over financial reporting. Deloitte & Touche has issued an attestation report, which is included below. SPIL’s independent registered public accounting firm, PricewaterhouseCoopers, independently assessed the effectiveness of SPIL’s internal control over financial reporting. PricewaterhouseCoopers has issued an attestation report, which is included below.

Report of the Independent Registered Public Accounting Firm

To: the shareholders and Board of Directors of ASE Technology Holding Co., Ltd.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of ASE Technology Holding Co., Ltd. (a corporation incorporated under the laws of the Republic of China) and its subsidiaries (collectively, the “Group”) as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, based on our audit and the report of other auditors, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We did not audit the effectiveness of internal control over financial reporting of Siliconware Precision Industries Co., Ltd. and its subsidiaries (collectively, “SPIL”), a wholly owned subsidiary, whose consolidated financial statements reflect total assets and revenues constituting 22% and 17%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2018. The effectiveness of SPIL’s internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the effectiveness of SPIL’s internal control over financial reporting, is based solely on the report of other auditors.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2018 of the Group and our report dated April 26, 2019, expressed an unqualified opinion on those financial statements based on our audit and the report of other auditors.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit and the audit of other auditors provide a reasonable basis for our opinion.

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

Republic of China

April 26, 2019

Report of the Independent Registered Public Accounting Firm

To the Board of Directors and the Shareholder of Siliconware Precision Industries Co., Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Siliconware Precision Industries Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”) (not presented herein). We also have audited the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31 ,2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principles

As discussed in Note 3 to the consolidated financial statements, the Company changed the manner in which it accounts for revenues from contracts with customers and the manner in which it accounts for financial instruments in 2018.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting (not presented herein). Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/PricewaterhouseCoopers, Taiwan

Taipei, Taiwan

March 21, 2019

We have served as the Company’s auditor since 1994.

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

Item 16B. Code of Ethics

We have adopted a Code of Business Conduct and Ethics (the "Code of Ethics") which satisfies the requirements of Item 16B of Form 20-F and applies to all employees, officers, supervisors and directors of our Company and subsidiaries, including our chief executive officer, chief financial officer and principal accounting officer. The Code of Ethics contains the policies with respect to anti-corruption, fair competition, anti-money laundering and whistleblowing policy and regulatory compliance. The Code of Ethics has built robust and effective policies and procedures to enable high ethical standards of business conduct that can be persistently maintained. We have continued to implement the Code of Ethics through promoting awareness and educational activities among our employees, officers, supervisors and directors of our Company and subsidiaries in daily operation. The Code of Ethics is available on our website at: http://ir.aseglobal.com/html/ir_doc.php

Item 16C. Principal Accountant Fees and Services

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Registered Public Accounting Firm

Our audit committee pre-approves all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services and other services, on a case-by-case basis.

Independent Registered Public Accounting Firm’s Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte & Touche. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	For the Year Ended December 31,
	2016	2017	2018
	NT$	NT$	NT$	US$

Audit fees(1)	165,172.5	158,872.5	157,244.5	5,137.0
Audit-related fees(2)	7,450.0	1,032.6	9,319.9	304.5
Tax fees(3)	15,264.7	16,087.7	31,394.8	1,025.6
All other fees(4)	7,375.0	19,024.7	19,776.7	646.1
Total	195,262.2	195,017.5	217,735.9	7,113.2

(1)	Audit fees are defined as the standard audit and review work that needs to be performed each year in order to issue an opinion on our consolidated financial statements and to issue reports on the local statutory financial statements. It also includes services that can only be provided by our auditor such as statutory audits required by the Tax Bureau of the R.O.C. and the Customs Bureau of the R.O.C., consents and comfort letters and any other audit services required for SEC or other regulatory filings.

(2)	Audit-related fees consist of assurance and related services by Deloitte & Touche that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under Audit Fees. The service for the fees disclosed under this category relate to cash capital increase and bonds offering.

(3)	Tax fees consist of professional services rendered by Deloitte & Touche for tax compliance and tax advice. The services for the fees disclosed under this category include tax return preparation and technical tax advice.

(4)	Other fees primarily consist of risk management advisory fee and business operation and process advisory fee, among others.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Share Repurchase

On November 29, 2010, we announced a share repurchase program, or Third Share Repurchase, to repurchase up to 37.0 million of our common shares at prices between NT$25.0 to NT$41.0 per share during the period from November 30, 2010 to January 28, 2011. This share repurchase program concluded on December 6, 2010, when a total of 37.0 million of our common shares had been repurchased pursuant to this program. As of January 19, 2011, all of these common shares we repurchased had been cancelled. On August 15, 2011, we announced a share repurchase program, or Fourth Share Repurchase, to repurchase up to 34.0 million of our common shares at prices between NT$20.0 to NT$45.0 per share during the period from August 16, 2011 to October 15, 2011. This share repurchase program concluded on August 29, 2011, when a total of 34.0 million of our common shares had been repurchased pursuant to this program. On September 1, 2011, we announced a share repurchase program, or Fifth Share Repurchase, to repurchase up to 50.0 million of our common shares at prices between NT$20.0 to NT$42.0 per share during the period from September 2, 2011 to November 1, 2011. This share repurchase program concluded on September 16, 2011, when a total of 50.0 million of our common shares had been repurchased pursuant to this program. On September 20, 2011, we announced a share repurchase program, or Sixth Share Repurchase, to repurchase up to 30.0 million of our common shares at prices between NT$22.0 to NT$40.0 per share during the period from September 21, 2011 to November 20, 2011. This share repurchase program concluded on November 20, 2011, when a total of 21.475 million of our common shares had been repurchased pursuant to this program. As of January 19, 2012, all of these common shares we repurchased had been cancelled. On February 26, 2015, we announced a share repurchase program, or Seventh Share Repurchase, approved by our board of directors, to repurchase up to 120.0 million of our common shares, which accounts for 1.53% of our total issued shares, at prices between NT$32.0 to NT$55.0 per share during the period from March 2, 2015 to April 30, 2015. The program authorized us to repurchase up to NT$6,600 million worth of our issued common shares in open market transactions. This share repurchase program concluded on March 27, 2015. A total of 120.0 million of our common shares had been repurchased pursuant to this program. In March 2018, pursuant to the R.O.C. Business Mergers and Acquisitions Act, ASE’s board of directors resolved to repurchase its 1,852,000 common shares at the price of NT$38.5 (US$1.3) per share from dissenting shareholders of the Share Exchange; all of the repurchased common shares from dissenting shareholders of the Share Exchange were canceled in April, 2018.

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

Three members of our board of directors are independent as defined in Rule 10A-3 under the Exchange Act. We do not assess the independence of our directors under the independence requirements of the NYSE listing standards. Pursuant to relevant laws and regulations of the R.O.C., we have three independent directors on our board of directors that were elected through the candidate nomination system at our extraordinary general shareholders’ meeting on June 21, 2018.

To empower non-management directors to serve as a more effective check on management, the non-management directors of each company must meet at regularly scheduled executive sessions without management.	All of our directors attend the meetings of the board of directors. Our non-management directors do not meet at regularly scheduled executive sessions without management. The R.O.C. Company Law does not require companies incorporated in the R.O.C. to have their non-management directors meet at regularly scheduled executive sessions without management.

Nominating/Corporate governance committee

Listed companies must have a nominating/corporate governance committee composed entirely of independent directors and governed by a written charter that provides for certain responsibilities of the committee set out in the NYSE listing standards.

We do not have a nominating/corporate governance committee. The R.O.C. Company Law does not require companies incorporated in the R.O.C. to have a nominating/corporate governance committee. Currently, our board of directors performs the duties of a corporate governance committee and regularly reviews our corporate governance principles and practices.

The R.O.C. Company Law requires that directors be elected by shareholders. Under R.O.C. law and regulations, companies that have independent directors are required to adopt a candidate nomination system for the election of independent directors. Our three independent directors were elected through the candidate nomination system provided in our Articles of Incorporation. All of our non-independent directors were elected directly by our shareholders at our shareholders’ meetings without a nomination process.

Compensation committee

Listed companies must have a compensation committee composed entirely of independent directors and governed by a written charter that provides for certain responsibilities of the committee set out in the NYSE listing standards.	We have a compensation committee as required by the regulations promulgated by the FSC. The charter of such committee contains similar responsibilities as those provided under NYSE listing standards.

In addition to any requirement of Rule 10A-3(b)(1), all compensation committee members must satisfy the independence requirements for independent directors set out in the NYSE listing standards.	We do not assess the independence of our compensation committee member under the independence requirements of the NYSE listing standards but adopt the independence standard as promulgated under the R.O.C. Regulations Governing the Appointment and Exercise of Powers by the Remuneration Committee of a Company Whose Stock is Listed on the Stock Exchange or Traded Over the Counter.

Audit committee

Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	We have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act and the requirements under R.O.C. Securities and Exchange Act.

The audit committee must have a minimum of three members. In addition to any requirement of Rule 10A-3(b)(1), all audit committee members must satisfy the independence requirements for independent directors set out in the NYSE listing standards.	We currently have three members on our audit committee. Our audit committee members satisfy the independence requirements of Rule 10A-3 under the Exchange Act. We do not assess the independence of our audit committee member under the independence requirements of the NYSE listing standards.

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

Because the appointment and retention of our independent auditor are the responsibility of our entire board of directors under R.O.C. law and regulations, our audit committee charter provides that the audit committee shall make recommendations to the board of directors with respect to these matters.

Each listed company must have an internal audit function.	We have an internal audit function. Under the R.O.C. Regulations for the Establishment of Internal Control Systems by Public Companies, a public company is required to set out its internal control systems in writing, including internal audit implementation rules, which must be approved by the board of directors. Our entire board of directors and the chief executive officer are responsible for the establishment of the internal audit functions, compliance with the internal audit implementation rules and oversight of our internal control systems, including the appointment and retention of our independent auditor.

Equity compensation plans

Shareholders must be given the opportunity to vote on all equity compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and	The board of directors has authority under R.O.C. laws and regulations to approve (i) the distribution of employee compensation and (ii) employee stock option plans by a majority vote of the board of directors at a meeting where at least two-thirds of all directors are present and to grant options to

acquisitions, and certain specific types of plans.	employees pursuant to such plans provided that shareholders’ approval is required if the exercise price of an option would be less than the closing price of the common shares on the TWSE on the grant date of the option, subject to the approval of the Securities and Futures Bureau of the FSC, and to approve treasury stock programs and the transfer of shares to employees under such programs by a majority vote of the board of directors in a meeting where at least two-thirds of all directors are present.

Corporate governance guidelines

Listed companies must adopt and disclose corporate governance guidelines.	We currently comply with the domestic non-binding Corporate Governance Best-Practice Principles for TWSE and Taipei Exchange Listed Companies promulgated by the TWSE and the Taipei Exchange, and we provide an explanation of the differences between our practice and the principles, if any, in our R.O.C. annual report.

Code of ethics for directors, officers and employees

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a code of ethics that satisfies the requirements of Item 16B of Form 20-F and applies to all employees, officers, supervisors and directors of our company and our subsidiaries and will disclose any waivers of the code as required by Item 16B of Form 20-F. We have posted our code of ethics on our website.

Description of significant differences

Listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listing standards.	This table contains the significant differences between our corporate governance practices and those required of U.S. companies under the NYSE listing standards.

CEO certification

Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary.	As a foreign private issuer, we are not required to comply with this rule; however, our chief executive officer provides certifications under Sections 302 and 906 of the Sarbanes-Oxley Act.

Each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of Section 303A.	We intend to comply with this requirement.

Each listed company must submit an executed Written Affirmation annually to the NYSE. In addition, each listed company must submit an interim Written Affirmation each time a change occurs to the board or any of the committees subject to Section 303A. The annual and interim Written Affirmations must be in the form specified by the NYSE.	We have complied with this requirement to date and intend to continue to comply going forward.

Website

Listed companies must have and maintain a publicly accessible website.	We have and maintain a publicly accessible website.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

The Company has elected to provide financial statements for fiscal year 2018 and the related information pursuant to Item 18.

Item 18. Financial Statements

Reference is made to pages F-1 to F-112 of this annual report.

The consolidated financial statements of the Company and the report thereon by its independent registered public accounting firm listed below are attached hereto as follows:

(a)	Report of Independent Registered Public Accounting Firm of the Company dated April 26, 2019 (pages F-1 to F-2).

(b)	Report of Independent Registered Public Accounting Firm of SPIL dated March 21, 2019 (page F-3).

(c)	Consolidated Balance Sheets of the Company and subsidiaries as of December 31, 2017 and 2018 (page F-4 to F-5).

(d)	Consolidated Statements of Comprehensive Income of the Company and subsidiaries for the years ended December 31, 2016, 2017 and 2018 (page F-6 to F-7).

(e)	Consolidated Statements of Changes in Equity of the Company and subsidiaries for the years ended December 31, 2016, 2017 and 2018 (page F-8 to F-9).

(f)	Consolidated Statements of Cash Flows of the Company and subsidiaries for the years ended December 31, 2016, 2017 and 2018 (pages F-10 to F-12).

(g)	Notes to Consolidated Financial Statements of the Company and subsidiaries (pages F-13 to F-112).

Item 19. Exhibits

1.	*Articles of Incorporation of the Registrant (English translation of Chinese version) (incorporating all amendments as of June 21, 2018).

2.

(a)	Amended and Restated Deposit Agreement dated as of September 29, 2000 among ASE Inc., Citibank N.A., as depositary, and Holders and Beneficial Holders of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt (incorporated by reference to Exhibit (a) to our registration statement on Form F-6 (File No. 333-108834) filed on September 16, 2003).

(b)	Letter Agreement dated as of February 1, 2001 by and between ASE Inc. and Citibank N.A., as depositary for the sole purpose of accommodating the surrender of ASE Inc.’s Rule 144A Global Depositary Shares, the issuance of American Depositary Shares and the delivery of American Depositary Receipts in the context of the termination of ASE Inc.’s Rule 144A Depositary Receipts Facility (incorporated by reference to Exhibit (b)(i) to our registration statement on Post-Effective Amendment No. 1 to Form F-6 (File No. 333-108834) filed on April 3, 2006).

(c)	Letter Agreement dated as of September 25, 2003 by and between ASE Inc. and Citibank N.A., as depositary for the sole purpose of accommodating the issuance of American Depositary Shares upon ASE Inc.’s deposit of its shares with the depositary following the conversion of certain bonds issued by ASE Inc. in accordance with, and subject to, the terms and conditions of the indenture governing such bonds (incorporated by reference to Exhibit (b)(ii) to our registration statement on Post-Effective Amendment No. 1 to Form F-6 (File No. 333-108834) filed on April 3, 2006).

(d)	Amendment No. 1 to Amended and Restated Deposit Agreement dated as of April 6, 2006 among ASE Inc., Citibank N.A., as depositary, and Holders and Beneficial Holders of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt (incorporated by reference to Exhibit (a)(ii) to our registration statement on Post-Effective Amendment No. 2 to Form F-6 (File No. 333-108834) filed on October 25, 2006).

(e)	Form of Amendment No. 2 to Amended and Restated Deposit Agreement among ASE Inc., Citibank N.A., as depositary, and Holders and Beneficial Holders of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt (incorporated by reference to Exhibit (a)(iii) to our registration statement on Post-Effective Amendment No. 2 to Form F-6 (File No. 333-108834) filed on October 25, 2006).

(f)	Form of Deposit Agreement among ASE Industrial Holding Co., Ltd., Citibank N.A., as depositary, and Holders and Beneficial Holders of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt (incorporated by reference to Exhibit (a) to our registration statement on Form F-6 (File No. 333-214753) filed on November 22, 2016).

4.

(a)	^Asset Purchase Agreement dated as of July 3, 1999 among ASE (Chung Li) Inc., ASE Inc., Motorola Electronics Taiwan, Ltd. and Motorola, Inc. (incorporated by reference to Exhibit 10.2 to ASE Test’s registration statement on Form F-3 (File No. 333-10892) filed on September 27, 1999 (the “ASE Test 1999 Form-3”)).

(b)	Agreement dated as of June 5, 2002 among ASE (Chung Li) Inc., ASE Inc., Motorola Electronics Taiwan, Ltd. and Motorola, Inc. amending certain earn-out arrangements provided for in Section 2.09(b)(ii)(D) of the Asset Purchase Agreement dated as of July 3, 1999 among the same parties (incorporated by reference to Exhibit 4(b) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2002 filed on June 30, 2003).

(c)	^Stock Purchase Agreement dated as of July 3, 1999 among ASE Investment (Labuan) Inc., ASE Inc., Motorola Asia Ltd. and Motorola, Inc. relating to the purchase and sale of 100.0% of the common stock of Motorola Korea Ltd. (incorporated by reference to Exhibit 10.3 to the ASE Test 1999 Form F-3).

(d)	† BGA Immunity Agreement dated as of January 25, 1994 between ASE Inc. and Motorola, Inc. (incorporated by reference to Exhibit 10.6 to the Form F-1).

(e)	† Amendment dated March 18, 2003 renewing the BGA Immunity Agreement dated as of January 25, 1994 between ASE Inc. and Motorola, Inc. (incorporated by reference to Exhibit 4(g) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2003 filed on June 30, 2004).

(f)	Consent dated June 9, 2004 to the Assignment of the BGA Immunity Agreement between ASE Inc. and Motorola, Inc. dated January 25, 1994 (incorporated by reference to Exhibit 4(h) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2003 filed on June 30, 2004).

(g)	Asset Purchase Agreement by and among Flextronics Manufacturing (M) Sdn Bhd, as Buyer, ASE Electronics (M) Sdn. Bhd. as Company, dated as of October 3, 2005 (incorporated by reference to Exhibit 4(g) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2005 filed on June 19, 2006).

(h)	Joint Venture Agreement dated as of July 14, 2006 among ASE and Powerchip Semiconductor Corp. relating to the establishment of, and our investment of 60.0% in, PowerASE (incorporated by reference to Exhibit 4(r) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2006 filed on June 25, 2007, as amended).

(i)	Sale and Purchase Agreement dated January 11, 2007 among J&R Holding Limited and Seacoast Profits Limited relating to our acquisition of 100% of GAPT (incorporated by reference to Exhibit 4(s) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2006 filed on June 25, 2007, as amended).

(j)	Equity Interests Transfer Agreement dated August 6, 2007 by and among NXP B.V., NXP Semiconductors Suzhou Ltd. and J&R Holding Limited relating to our acquisition of 60% of ASEN, our joint venture with NXP Semiconductors (incorporated by reference to Exhibit 4(j) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2008 filed on June 24, 2009).

(k)	Scheme Implementation Agreement dated September 4, 2007 between ASE and ASE Test Limited relating to our acquisition of all the outstanding ordinary shares of, and the privatization of, ASE Test (incorporated by reference to Appendix A to Exhibit (a)(1) to Schedule 13E-3 (File No. 005-55723) filed by ASE Test on January 4, 2008).

(l)	Syndicated Loan Agreement in the amount of NT$24,750 million dated March 3, 2008 among ASE, Citibank, N.A., Taipei Branch and the banks and banking institutions listed on Schedule I thereto relating to our acquisition of all the outstanding ordinary shares of, and the privatization of, ASE Test (incorporated by reference to Exhibit 4(l) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2008 filed on June 24, 2009).

(m)	Equity Purchase Agreement dated March 17, 2008 between Aimhigh Global Corp., TCC Steel and J&R Holding Limited in respect of Weihai Aimhigh Electronic Co. Ltd. relating to our acquisition of 100% of ASE (Weihai), Inc. (incorporated by reference to Exhibit 4(m) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2008 filed on June 24, 2009).

(n)	Syndicated Loan Agreement in the amount of US$200 million dated May 29, 2008 among ASE, Citibank, N.A., Taipei Branch and the banks and banking institutions listed on Schedule I thereto relating to our acquisition of all the outstanding ordinary shares of, and the privatization of, ASE Test (incorporated by reference to Exhibit 4(n) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2008 filed on June 24, 2009).

(o)	Equity Purchase Agreement dated October 25, 2011 between PowerASE Technology, Inc. and certain shareholders of Lu-Chu Development Corporation relating to our acquisition of 72.97% of all the outstanding ordinary shares of Lu-Chu Development Corporation (incorporated by reference to Exhibit 4(o) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2011 filed on April 20, 2012).

(p)	Equity Purchase Agreement dated October 25, 2011 between PowerASE Technology, Inc. and shareholders of Lu-Chu Development Corporation listed on Schedule I thereto relating to our acquisition of 9.3% of all the outstanding ordinary shares of Lu-Chu Development Corporation (incorporated by reference to Exhibit 4(p) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2011 filed on April 20, 2012).

(q)	Equity Purchase Agreement dated November 17, 2011 between ASE Assembly & Test (Shanghai) Limited and Kunshan Ding Yao Real Estate Development Co., Ltd. relating to our acquisition of 10% equity of Shanghai Ding Hui Real Estate Development Co., Ltd. (incorporated by reference to Exhibit 4(q) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2011 filed on April 20, 2012).

(r)	Equity Purchase Agreement dated January 13, 2012 between ASE and shareholders of Yang Ting Tech Co., Ltd. listed on Schedule I thereto relating to our acquisition of 61.63% of all the outstanding ordinary shares of Yang Ting Tech Co., Ltd. (incorporated by reference to Exhibit 4(r) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2011 filed on April 20, 2012).

(s)	Equity Purchase Agreement dated January 13, 2012 between ASE and shareholders of Yang Ting Tech Co., Ltd. listed on Schedule I thereto relating to our acquisition of 38.37% of all the outstanding ordinary shares of Yang Ting Tech Co., Ltd. (incorporated by reference to Exhibit 4(s) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2011 filed on April 20, 2012).

(t)	Joint Share Exchange Agreement dated June 30, 2016 between ASE and SPIL relating to our proposed acquisition of 100% of the common shares and American depositary shares of SPIL (incorporated by reference to Annex A to our registration statement on Form F-4 (File No. 333-214752) filed on November 22, 2016).

(u)	*Syndicated Loan Agreement in the amount of NT$90,000.0 million dated April 30, 2018 among ASE Technology Holding Co., Ltd. and Bank of Taiwan, Mega International Commercial Bank, Citibank, N.A., Taipei Branch, and banks and banking institutions listed on Schedule I thereto relating to our financing needs for the SPIL Acquisition.

8.	*List of Subsidiaries

12.

(a)	*Certification of Jason C.S. Chang, required by Rule 13a-14(a) of the Exchange Act.

(b)	*Certification of Joseph Tung, required by Rule 13a-14(a) of the Exchange Act.

13.	*Certification of the Chief Executive Officer and the Chief Financial Officer of ASE Technology Holdings Co. Ltd. required by Rule 13a-14(b) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.

(a)	*Consent of Deloitte & Touche.

(b)	*Consent of PricewaterhouseCoopers.

___________________

†	Does not contain portions for which confidential treatment has been granted.

^	Filed in paper.

*	Filed herewith.

The Company agrees to furnish to the SEC upon request a copy of any instrument which defines the rights of holders of long-term debt of the Company and its consolidated subsidiaries.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ASE TECHNOLOGY HOLDING CO., LTD.

By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Date: April 26, 2019

ASE Technology Holding Co., Ltd. and Subsidiaries

Consolidated Financial Statements as of December 31,

2017 and 2018 and for the Years Ended December 31,

2016, 2017 and 2018 and

Reports of Independent Registered Public Accounting Firms

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of

ASE Technology Holding Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ASE Technology Holding Co., Ltd. (a corporation incorporated under the laws of the Republic of China) and its subsidiaries (collectively, the “Group”) as of December 31, 2017 and 2018, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “Consolidated Financial Statements”) (all expressed in New Taiwan Dollars). In our opinion, based on our audits and the report of other auditors, the Consolidated Financial Statements present fairly, in all material respects, the financial position of the Group as of December 31, 2017 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We did not audit the consolidated financial statements of Siliconware Precision Industries Co., Ltd. and its subsidiaries (collectively, “SPIL”), in which the Group’s investment was accounted for (1) as an investment accounted for using the equity method as of December 31, 2017 and for each of the two years in the period ended December 31, 2017 and the period from January 1, 2018 through April 29, 2018 and (2) as a consolidated subsidiary as of December 31, 2018 and for the period from April 30, 2018 through December 31, 2018. The accompanying Consolidated Financial Statements included its equity investment in SPIL of NT$45,210,317 thousand as of December 31, 2017, and its share of profit in SPIL of NT$1,725,053 thousand, NT$915,253 thousand and NT$127,266 thousand (US$4,158 thousand) for each of the two years in the period ended December 31, 2017 and the period from January 1, 2018 through April 29, 2018. The total assets of SPIL constituted 22% of the Group’s total assets as of December 31, 2018 and the revenues of SPIL for the period from April 30, 2018 through December 31, 2018 constituted 17% of the Group’s revenues for the year ended December 31, 2018. The consolidated financial statements of SPIL were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for SPIL, is based solely on the report of other auditors.

Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 4 to the Consolidated Financial Statements. Such U.S. dollar amounts are presented solely for the convenience of the readers outside the Republic of China.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 26, 2019, expressed an unqualified opinion on the Group’s internal control over financial reporting based on our audit and the report of other auditors.

Basis for Opinion

These Consolidated Financial Statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s Consolidated Financial Statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Consolidated Financial Statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the Consolidated Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Consolidated Financial Statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Consolidated Financial Statements. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

/s/ Deloitte & Touche

Taipei, Taiwan

Republic of China

April 26, 2019

We have served as the Group’s auditor since 1984.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of

        Siliconware Precision Industries Co., Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Siliconware Precision Industries Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”) (not presented herein). We also have audited the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31 ,2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principles

As discussed in Note 3 to the consolidated financial statements, the Company changed the manner in which it accounts for revenues from contracts with customers and the manner in which it accounts for financial instruments in 2018.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting (not presented herein). Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/PricewaterhouseCoopers, Taiwan

Taipei, Taiwan

March 21, 2019

We have served as the Company’s auditor since 1994.

ASE Technology Holding Co., Ltd. (formERly known as ADVanced semiconductor engineering, inc.) AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in Thousands)

	December 31, 2017	December 31, 2018
ASSETS	NT$	NT$	US$ (Note 4)

CURRENT ASSETS
Cash and cash equivalents (Note 6)	$46,078,066	$51,518,436	$1,683,059
Financial assets at fair value through profit or loss -
current (Note 7)	5,223,067	7,262,227	237,250
Available-for-sale financial assets - current (Note 10)	89,159	-	-
Contract assets - current (Notes 3 and 42)	-	4,488,500	146,635
Trade receivables, net (Note 11)	55,200,706	79,481,359	2,596,581
Other receivables	1,051,955	1,283,180	41,920
Current tax assets (Note 27)	260,542	524,263	17,127
Inventories (Note 12)	24,260,911	36,627,451	1,196,584
Inventories related to real estate business (Notes 13,
26 and 38)	9,819,516	10,060,608	328,671
Other financial assets - current (Notes 14 and 38)	472,340	6,539,467	213,638
Other current assets	2,482,010	3,773,384	123,273

Total current assets	144,938,272	201,558,875	6,584,738

NON-CURRENT ASSETS
Financial assets at fair value through profit
or loss - non-current (Note 7)	-	636,231	20,785
Financial assets at fair value through other
comprehensive income - non-current (Note 8)	-	1,597,323	52,183
Available-for-sale financial assets - non-
current (Note 10)	1,123,006	-	-
Investments accounted for using the equity
method (Note 15)	48,753,751	9,312,308	304,224
Property, plant and equipment (Notes 16, 26 and 39)	135,168,406	214,592,588	7,010,539
Investment properties (Notes 17, 26 and 38)	8,119,436	7,738,379	252,806
Goodwill (Notes 18 and 30)	9,934,494	49,974,446	1,632,618
Other intangible assets (Notes 19, 26, 30 and 37)	1,406,865	30,897,700	1,009,399
Deferred tax assets (Note 27)	4,001,821	5,108,357	166,885
Other financial assets - non-current (Notes 14 and 38)	1,170,500	1,044,294	34,116
Long-term prepayments for lease (Notes 20 and 38)	8,851,330	10,764,835	351,677
Other non-current assets	454,391	836,591	27,331

Total non-current assets	218,984,000	332,503,052	10,862,563

TOTAL	$363,922,272	$534,061,927	$17,447,301

(Continued)

ASE Technology Holding Co., Ltd. (formERly known as ADVanced semiconductor engineering, inc.) AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in Thousands)

	December 31, 2017	December 31, 2018
LIABILITIES AND EQUITY	NT$	NT$	US$ (Note 4)

CURRENT LIABILITIES
Short-term borrowings (Note 21)	$17,962,471	$43,263,469	$1,413,377
Financial liabilities at fair value through profit or
loss - current (Note 7)	677,430	36,655	1,197
Financial liabilities for hedging - current (Note 36)	-	3,899,634	127,397
Trade payables	41,672,233	56,884,116	1,858,351
Other payables (Note 23)	21,377,887	31,003,882	1,012,868
Current tax liabilities (Note 27)	7,619,328	6,781,136	221,533
Current portion of bonds payable (Note 22)	6,161,197	-	-
Current portion of long-term borrowings (Notes 21
and 38)	8,261,625	10,779,034	352,141
Other current liabilities	4,644,566	5,984,156	195,497

Total current liabilities	108,376,737	158,632,082	5,182,361

NON-CURRENT LIABILITIES
Bonds payable (Note 22)	16,981,583	16,985,936	554,915
Long-term borrowings (Notes 21 and 38)	27,145,003	127,119,295	4,152,868
Deferred tax liabilities (Note 27)	4,961,487	5,806,713	189,700
Net defined benefit liabilities (Note 24)	3,936,685	5,118,677	167,222
Other non-current liabilities	1,210,590	1,371,302	44,799

Total non-current liabilities	54,235,348	156,401,923	5,109,504

Total liabilities	162,612,085	315,034,005	10,291,865

EQUITY ATTRIBUTABLE TO OWNERS OF THE
COMPANY (Note 25)
Share capital
Ordinary shares	87,246,194	43,201,486	1,411,352
Shares subscribed in advance	134,593	15,658	512
Total share capital	87,380,787	43,217,144	1,411,864
Capital surplus (Note 32)	40,624,328	143,276,664	4,680,714
Retained earnings
Legal reserve	16,765,066	-	-
Special reserve	3,353,938	3,353,938	109,570
Unappropriated earnings	53,599,541	20,403,477	666,562
Total retained earnings	73,718,545	23,757,415	776,132
Other equity	(6,311,089)	(6,903,681)	(225,537)
Treasury shares	(7,292,513)	(1,959,107)	(64,002)

Equity attributable to owners of the Company	188,120,058	201,388,435	6,579,171

NON-CONTROLLING INTERESTS (Note 25)	13,190,129	17,639,487	576,265

Total equity	201,310,187	219,027,922	7,155,436

TOTAL	$363,922,272	$534,061,927	$17,447,301

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ASE Technology Holding Co., Ltd. (formERly known as ADVanced semiconductor engineering, inc.) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in Thousands Except Earnings Per Share)

	For the Year Ended December 31
	2016	2017
	(Retrospectively Adjusted)	(Retrospectively Adjusted)	2018
	NT$	NT$	NT$	US$ (Note 4)

OPERATING REVENUES (Notes 3 and 42)	$274,884,107	$290,441,208	$371,092,421	$12,123,242

OPERATING COSTS (Notes 12 and 26)	221,696,922	237,708,937	309,929,371	10,125,102

GROSS PROFIT	53,187,185	52,732,271	61,163,050	1,998,140

OPERATING EXPENSES (Note 26)

Selling and marketing expenses	3,473,586	3,308,992	4,933,602	161,176
General and administrative expenses	11,662,082	12,458,054	14,618,900	477,586
Research and development expenses	11,391,147	11,746,613	14,962,799	488,821

Total operating expenses	26,526,815	27,513,659	34,515,301	1,127,583

OTHER OPERATING INCOME AND
EXPENSES, NET (Note 26)	(800,280)	108,556	371,583	12,139

PROFIT FROM OPERATIONS	25,860,090	25,327,168	27,019,332	882,696

NON-OPERATING INCOME AND
EXPENSES
Other income (Note 26)	589,236	707,754	1,092,558	35,693
Other gains, net (Note 26)	2,276,544	6,259,453	7,874,273	257,245
Finance costs (Note 26)	(2,261,075)	(1,799,494)	(3,568,241)	(116,571)
Share of the profit or loss of associates and joint ventures	1,503,910	525,782	(480,244)	(15,689)

Total non-operating income and expenses	2,108,615	5,693,495	4,918,346	160,678

PROFIT BEFORE INCOME TAX	27,968,705	31,020,663	31,937,678	1,043,374

INCOME TAX EXPENSE (Note 27)	5,390,844	6,523,603	4,513,369	147,448

PROFIT FOR THE YEAR	22,577,861	24,497,060	27,424,309	895,926

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified
subsequently to profit or loss:
Remeasurement of defined benefit obligation	(417,181)	205,344	(308,180)	(10,068)
Unrealized loss on equity instruments at fair value
through other comprehensive income	-	-	(422,441)	(13,801)
Share of other comprehensive income (loss)
of associates and joint ventures	(49,794)	7,249	(558,217)	(18,237)

(Continued)

ASE Technology Holding Co., Ltd. (formERly known as ADVanced semiconductor engineering, inc.) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in Thousands Except Earnings Per Share)

	For the Year Ended December 31
	2016	2017
	(Retrospectively Adjusted)	(Retrospectively Adjusted)	2018
	NT$	NT$	NT$	US$ (Note 4)

Income tax relating to items that will
not be reclassified subsequently	$73,637	$(51,217)	$134,853	$4,406
	(393,338)	161,376	(1,153,985)	(37,700)

Items that may be reclassified
subsequently to profit or loss:
Exchange differences on translating
foreign operations	(6,445,643)	(5,287,734)	227,821	7,443
Unrealized gain (loss) on available-
for-sale financial assets	(248,599)	224,036	-	-
Unrealized loss on investments in
debt instruments at fair value
through other comprehensive income	-	-	(63,076)	(2,061)
Share of other comprehensive
income (loss) of associates
and joint ventures	(871,679)	264,389	136,608	4,463
	(7,565,921)	(4,799,309)	301,353	9,845

Other comprehensive loss for the
year, net of income tax	(7,959,259)	(4,637,933)	(852,632)	(27,855)

TOTAL COMPREHENSIVE INCOME
FOR THE YEAR	$14,618,602	$19,859,127	$26,571,677	$868,071

PROFIT FOR THE YEAR
ATTRIBUTABLE TO:
Owners of the Company	$21,324,423	$22,819,119	$26,220,721	$856,606
Non-controlling interests	1,253,438	1,677,941	1,203,588	39,320

	$22,577,861	$24,497,060	$27,424,309	$895,926

TOTAL COMPREHENSIVE INCOME
FOR THE YEAR ATTRIBUTABLE
TO:
Owners of the Company	$13,956,976	$18,524,067	$25,620,461	$836,996
Non-controlling interests	661,626	1,335,060	951,216	31,075

	$14,618,602	$19,859,127	$26,571,677	$868,071

EARNINGS PER SHARE (Note 28)
Basic	$5.57	$5.59	$6.18	$0.20
Diluted	$4.66	$5.19	$6.07	$0.20

EARNINGS PER AMERICAN
DEPOSITARY SHARE (“ADS”)
(Note 28)
Basic	$11.13	$11.18	$12.35	$0.40
Diluted	$9.31	$10.38	$12.14	$0.40

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ASE Technology Holding Co., Ltd. (formERly known as ADVanced semiconductor engineering, inc.) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in Thousands)

	Equity Attributable to Owners of the Company
								Other Equity
	Share Capital			Retained Earnings				Exchange Differences on Translating	Unrealized Gain (Loss) on Available-for-	Unrealized Gain (Loss) on Financial Assets at Fair Value Through Other
	Shares (In Thousands)	Amounts	Capital Surplus	Legal Reserve	Special Reserve	Unappropriated Earnings	Total	Foreign Operations	sale Financial Assets	Comprehensive Income	Total	Treasury Shares	Total	Non-controlling Interests	Total Equity

BALANCE AT JANUARY 1, 2016	7,910,428	$79,185,660	$23,758,550	$12,649,145	$3,353,938	$37,696,865	$53,699,948	$4,492,671	$588,119	$-	$5,080,790	$(7,292,513)	$154,432,435	$11,492,545	$165,924,980

Change from investments in associates and joint ventures
accounted for using the equity method	-	-	51,959	-	-	-	-	-	43,536	-	43,536	-	95,495	-	95,495

Net profit for the year ended December 31, 2016	-	-	-	-	-	21,324,423	21,324,423	-	-	-	-	-	21,324,423	1,253,438	22,577,861

Other comprehensive income (loss) for the year ended
December 31, 2016, net of income tax	-	-	-	-	-	(402,184)	(402,184)	(6,136,294)	(828,969)	-	(6,965,263)	-	(7,367,447)	(591,812)	(7,959,259)

Total comprehensive income (loss) for the year
ended December 31, 2016	-	-	-	-	-	20,922,239	20,922,239	(6,136,294)	(828,969)	-	(6,965,263)	-	13,956,976	661,626	14,618,602

Appropriation of 2015 earnings
Legal reserve	-	-	-	1,947,887	-	(1,947,887)	-	-	-	-	-	-	-	-	-
Cash dividends distributed by the Company	-	-	-	-	-	(12,476,779)	(12,476,779)	-	-	-	-	-	(12,476,779)	-	(12,476,779)

	-	-	-	1,947,887	-	(14,424,666)	(12,476,779)	-	-	-	-	-	(12,476,779)	-	(12,476,779)

Issue of dividends received by subsidiaries from the Company	-	-	233,013	-	-	-	-	-	-	-	-	-	233,013	-	233,013

Partial disposal of interests in subsidiaries and additional
acquisition of majority-owned subsidiaries (Note 32)	-	-	(20,552)	-	-	(5,884)	(5,884)	-	-	-	-	-	(26,436)	26,436	-

Changes in percentage of ownership interest in subsidiaries	-	-	(1,912,887)	-	-	-	-	-	-	-	-	-	(1,912,887)	(912,886)	(2,825,773)

Issue of ordinary shares under employee share
options (Note 29)	35,756	382,380	600,737	-	-	-	-	-	-	-	-	-	983,117	-	983,117

Non-controlling interests arising from
acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	42,857	42,857

Cash dividends distributed by subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	(237,850)	(237,850)

Additional non-controlling interest arising on issue
of employee share options by subsidiaries (Note 29)	-	-	(444,320)	-	-	-	-	-	-	-	-	-	(444,320)	927,823	483,503

BALANCE AT DECEMBER 31, 2016	7,946,184	79,568,040	22,266,500	14,597,032	3,353,938	44,188,554	62,139,524	(1,643,623)	(197,314)	-	(1,840,937)	(7,292,513)	154,840,614	12,000,551	166,841,165

Change from investments in associates and joint ventures
accounted for using the equity method	-	-	1,490	-	-	-	-	-	-	-	-	-	1,490	-	1,490

Net profit for the year ended December 31,2017	-	-	-	-	-	22,819,119	22,819,119	-	-	-	-	-	22,819,119	1,677,941	24,497,060

Other comprehensive income (loss) for the year ended
December 31, 2017, net of income tax	-	-	-	-	-	175,100	175,100	(5,090,036)	619,884	-	(4,470,152)	-	(4,295,052)	(342,881)	(4,637,933)

Total comprehensive income (loss) for the year
ended December 31, 2017	-	-	-	-	-	22,994,219	22,994,219	(5,090,036)	619,884	-	(4,470,152)	-	18,524,067	1,335,060	19,859,127

Appropriation of 2016 earnings
Legal reserve	-	-	-	2,168,034	-	(2,168,034)	-	-	-	-	-	-	-	-	-
Cash dividends distributed by the Company	-	-	-	-	-	(11,415,198)	(11,415,198)	-	-	-	-	-	(11,415,198)	-	(11,415,198)

	-	-	-	2,168,034	-	(13,583,232)	(11,415,198)	-	-	-	-	-	(11,415,198)	-	(11,415,198)

Issue of ordinary shares for capital increase by cash (Note 29)	300,000	3,000,000	7,290,000	-	-	-	-	-	-	-	-	-	10,290,000	-	10,290,000

Issue of ordinary shares under conversion of bonds
Notes 22 and 25)	424,258	4,242,577	9,657,905	-	-	-	-	-	-	-	-	-	13,900,482	-	13,900,482

(Continued)

ASE Technology Holding Co., Ltd. (formERly known as ADVanced semiconductor engineering, inc.) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in Thousands)

	Equity Attributable to Owners of the Company
								Other Equity
	Share Capital			Retained Earnings				Exchange Differences on Translating	Unrealized Gain (Loss) on Available-for-	Unrealized Gain (Loss) on Financial Assets at Fair Value Through Other
	Shares (In Thousands)	Amounts	Capital Surplus	Legal Reserve	Special Reserve	Unappropriated Earnings	Total	Foreign Operations	sale Financial Assets	Comprehensive Income	Total	Treasury Shares	Total	Non-controlling Interests	Total Equity

Issue of dividends received by subsidiaries from the Company	-	$-	$200,977	$-	$-	$-	$-	$-	$-	$-	$-	$-	$200,977	$-	$200,977

Changes in percentage of ownership interest in subsidiaries	-	-	3,055	-	-	-	-	-	-	-	-	-	3,055	(3,055)	-

Issue of ordinary shares under employee share
options (Note 29)	67,637	570,170	1,256,789	-	-	-	-	-	-	-	-	-	1,826,959	(159,200)	1,667,759

Cash dividends distributed by subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	(246,440)	(246,440)

Additional non-controlling interest arising on issue of
employee share options by subsidiaries (Note 29)	-	-	(52,388)	-	-	-	-	-	-	-	-	-	(52,388)	263,213	210,825

BALANCE AT DECEMBER 31, 2017	8,738,079	87,380,787	40,624,328	16,765,066	3,353,938	53,599,541	73,718,545	(6,733,659)	422,570	-	(6,311,089)	(7,292,513)	188,120,058	13,190,129	201,310,187

Effect of retrospective applications (Note 3)	-	-	-	-	-	886,316	886,316	-	(422,570)	135,517	(287,053)	-	599,263	5,183	604,446

ADJUSTED BALANCE AT JANUARY 1, 2018	8,738,079	87,380,787	40,624,328	16,765,066	3,353,938	54,485,857	74,604,861	(6,733,659)	-	135,517	(6,598,142)	(7,292,513)	188,719,321	13,195,312	201,914,633

Change from investments in associates and joint ventures
accounted for using the equity method	-	-	1,411,899	-	-	88,201	88,201	-	-	-	-	-	1,500,100	-	1,500,100

Cash dividends paid from the capital surplus (Note 25)	-	-	(10,795,980)	-	-	-	-	-	-	-	-	-	(10,795,980)	-	(10,795,980)

Other changes in the capital surplus	-	-	872	-	-	-	-	-	-	-	-	-	872	-	872

Net profit for the year ended December 31,2018	-	-	-	-	-	26,220,721	26,220,721	-	-	-	-	-	26,220,721	1,203,588	27,424,309

Other comprehensive income (loss) for the year ended
December 31, 2018, net of income tax	-	-	-	-	-	(146,194)	(146,194)	562,794	-	(1,016,860)	(454,066)	-	(600,260)	(252,372)	(852,632)

Total comprehensive income (loss) for the year
ended December 31, 2018	-	-	-	-	-	26,074,527	26,074,527	562,794	-	(1,016,860)	(454,066)	-	25,620,461	951,216	26,571,677

Effect of the joint share exchange (Note 25)	(4,318,392)	(43,183,919)	117,693,658	(16,765,066)	-	(57,744,673)	(74,509,739)	-	-	-	-	-	-	-	-

Buy-back of ordinary shares	-	-	-	-	-	-	-	-	-	-	-	(71,302)	(71,302)	-	(71,302)

Cancellation of treasury shares	(121,852)	(1,218,520)	(1,480,903)	-	-	(2,705,285)	(2,705,285)	-	-	-	-	5,404,708	-	-	-

Issue of dividends received by subsidiaries from the Company	-	-	182,354	-	-	-	-	-	-	-	-	-	182,354	-	182,354

Disposal of interest in associates and joint ventures
accounted for using the equity method	-	-	(1,408,495)	-	-	204,450	204,450	282,291	-	(133,364)	148,927	-	(1,055,118)	-	(1,055,118)

Differences between consideration and carrying amount
arising from acquisition or disposal of subsidiaries (Note 32)	-	-	(1,142,856)	-	-	-	-	-	-	-	-	-	(1,142,856)	2,783,015	1,640,159

Changes in percentage of ownership interest in
subsidiaries (Note 32)	-	-	(1,118,102)	-	-	-	-	-	-	-	-	-	(1,118,102)	(801,884)	(1,919,986)

Issue of ordinary shares under employee share
options (Note 29)	23,879	238,796	549,345	-	-	-	-	-	-	-	-	-	788,141	-	788,141

Cash dividends distributed by subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	(424,815)	(424,815)

Additional non-controlling interest arising on issue of
employee share options by subsidiaries (Note 29)	-	-	(1,239,456)	-	-	-	-	-	-	-	-	-	(1,239,456)	1,936,643	697,187

Fair value through other comprehensive income
- equity instruments	-	-	-	-	-	400	400	-	-	(400)	(400)	-	-	-	-

BALANCE AT DECEMBER 31, 2018	4,321,714	$43,217,144	$143,276,664	$-	$3,353,938	$20,403,477	$23,757,415	$(5,888,574)	$-	$(1,015,107)	$(6,903,681)	$(1,959,107)	$201,388,435	$17,639,487	$219,027,922

US DOLLARS (Note 4)
BALANCE AT DECEMBER 31, 2018	4,321,714	$1,411,864	$4,680,714	$-	$109,570	$666,562	$776,132	$(192,374)	$-	$(33,163)	$(225,537)	$(64,002)	$6,579,171	$576,265	$7,155,436

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ASE Technology Holding Co., Ltd. (formERly known as ADVanced semiconductor engineering, inc.) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Thousands)

	For the Year Ended December 31
	2016	2017	2018
	NT$	NT$	NT$	US$ (Note 4)

CASH FLOWS FROM OPERATING
ACTIVITIES
Profit before income tax	$27,968,705	$31,020,663	$31,937,678	$1,043,374
Adjustments for:
Depreciation expense	28,961,614	28,747,518	40,286,453	1,316,121
Amortization expense	508,823	457,666	2,402,450	78,486
Net loss (gain) on fair value change of
financial assets and liabilities at fair value
through profit or loss	(447,559)	2,783,902	(1,989,490)	(64,995)
Finance costs	2,261,075	1,799,494	3,568,241	116,571
Interest income	(230,067)	(306,871)	(466,211)	(15,231)
Dividend income	(26,411)	(59,039)	(190,397)	(6,220)
Compensation cost of employee share options	470,788	438,765	215,648	7,045
Share of loss (profit) of associates and
joint ventures	(1,503,910)	(525,782)	480,244	15,689
Loss (gain) on disposal of property,
plant and equipment	131,044	(348,070)	56,902	1,859
Impairment loss recognized on financial assets	91,886	77,101	675,624	22,072
Reversal of impairment loss recognized on
financial assets	(28,022)	-	-	-
Impairment loss recognized on non-
financial assets	1,340,011	1,113,499	1,113,998	36,393
Reversal of impairment loss recognized
on non-financial assets	-	-	(100,000)	(3,267)
Gain on disposal of subsidiaries	-	(5,589,457)	-	-
Gain on remeasurement of investments accounted
for using the equity method	-	-	(7,421,408)	(242,451)
Net loss (gain) on foreign currency exchange	(407,160)	(2,356,480)	1,360,380	44,442
Others	900,378	1,172,005	1,142,735	37,332
Changes in operating assets and liabilities
Financial assets held for trading	1,052,111	(226,049)	-	-
Financial assets mandatorily at fair value
through profit or loss	-	-	345,540	11,288
Contract assets	-	-	(508,166)	(16,601)
Trade receivables	(6,184,873)	(4,066,374)	(9,313,539)	(304,265)
Other receivables	(211,755)	(330,491)	443,517	14,489
Inventories	3,156,759	(2,907,848)	(9,249,714)	(302,179)
Other current assets	(24,517)	(781,477)	(385,172)	(12,583)
Financial liabilities held for trading	(2,952,116)	(3,874,662)	(2,039,771)	(66,637)
Trade payables	1,665,420	4,753,270	6,989,198	228,331
Other payables	1,380,205	685,398	1,016,338	33,203
Other current liabilities	(2,347,599)	211,145	228,190	7,455
Other operating activities items	(407,143)	27,538	(281,736)	(9,204)
Cash generated from operations	55,117,687	51,915,364	60,317,532	1,970,517
Interest received	228,509	236,746	523,679	17,108
Dividend received	4,043,644	1,929,218	297,882	9,731
Interest paid	(2,043,870)	(1,666,759)	(3,239,159)	(105,820)
Income tax paid	(5,238,103)	(4,983,769)	(6,825,243)	(222,974)

Net cash generated from operating
activities	52,107,867	47,430,800	51,074,691	1,668,562

(Continued)

ASE Technology Holding Co., Ltd. (formERly known as ADVanced semiconductor engineering, inc.) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Thousands)

	For the Year Ended December 31
	2016	2017	2018
	NT$	NT$	NT$	US$ (Note 4)

CASH FLOWS FROM INVESTING
ACTIVITIES
Purchase of financial assets at fair value through other
comprehensive income	$-	$-	$(105,000)	$(3,430)
Proceeds on sale of financial assets at fair value through
other comprehensive income	-	-	94,217	3,078
Return of capital from financial assets at fair value through
other comprehensive income	-	-	116,278	3,799
Purchase of financial assets designated
as at fair value through profit or loss	(64,853,336)	(61,308,095)	-	-
Proceeds on sale of financial assets
designated as at fair value through
profit or loss	66,472,870	61,601,865	-	-
Purchase of available-for-sale financial
assets	(1,590,928)	(902,648)	-	-
Proceeds on sale of available-for-sale
financial assets	867,336	1,121,517	-	-
Cash received from return of capital by
available-for-sale financial assets	28,927	16,175	-	-
Acquisition of associates and joint ventures	(16,041,463)	-	(451,563)	(14,752)
Net cash outflow on acquisition of subsidiaries	(73,437)	-	(95,241,855)	(3,111,462)
Cash received from return of capital by investee
accounted for using the equity method	-	-	262,941	8,590
Net cash inflow from disposal of subsidiaries	-	7,020,883	-	-
Payments for property, plant and equipment	(26,714,163)	(24,699,240)	(41,386,443)	(1,352,057)
Proceeds from disposal of property, plant
and equipment	670,200	1,488,210	1,127,644	36,839
Payments for intangible assets	(513,893)	(337,984)	(577,765)	(18,875)
Proceeds from disposal of intangible assets	25,646	34,690	-	-
Payments for investment properties	-	(186,522)	(125,764)	(4,109)
Decrease (increase) in other financial assets	(1,231,186)	236,227	6,208,527	202,827
Increase in other non-current assets	(206,031)	(171,320)	(1,970,772)	(64,383)
Proceeds from financial liabilities for hedging	-	-	2,507,233	81,909

Net cash used in investing activities	(43,159,458)	(16,086,242)	(129,542,322)	(4,232,026)

CASH FLOWS FROM FINANCING
ACTIVITIES
Net proceeds from (repayment of) short-term borrowings
borrowings	(10,640,229)	(2,038,993)	22,327,813	729,429
Net repayment of short-term bills payable	(4,348,054)	-	-	-
Proceeds from issue of bonds	9,000,000	8,000,000	-	-
Repayment of bonds payable	(10,365,135)	(9,123,972)	(6,185,600)	(202,078)
Proceeds from long-term borrowings	62,282,917	35,394,158	199,743,582	6,525,436
Repayment of long-term borrowings	(52,924,902)	(51,867,539)	(114,232,623)	(3,731,873)
Dividends paid	(12,243,766)	(11,214,221)	(10,613,626)	(346,737)
Proceeds from issue of ordinary shares	-	10,290,000	-	-
Proceeds from exercise of employee
share options	995,832	1,439,819	1,269,680	41,479
Payments for buy-back of ordinary shares	-	-	(71,302)	(2,329)
Proceeds from disposal of interests in subsidiaries	-	-	2,807,568	91,721

(Continued)

ASE Technology Holding Co., Ltd. (formERly known as ADVanced semiconductor engineering, inc.) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Thousands)

	For the Year Ended December 31
	2016	2017	2018
	NT$	NT$	NT$	US$ (Note 4)

Decrease in non-controlling interests	$(3,063,623)	$(246,440)	$(11,820,227)	$(386,156)
Other financing activities items	219,940	43,761	(113,859)	(3,720)

Net cash generated from (used in)
financing activities	(21,087,020)	(19,323,427)	83,111,406	2,715,172

EFFECTS OF EXCHANGE RATE
CHANGES ON THE BALANCE OF
CASH AND CASH EQUIVALENTS
HELD IN FOREIGN CURRENCY	(4,720,046)	(4,335,589)	796,595	26,024

NET INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS	(16,858,657)	7,685,542	5,440,370	177,732

CASH AND CASH EQUIVALENTS AT
THE BEGINNING OF THE YEAR	55,251,181	38,392,524	46,078,066	1,505,327

CASH AND CASH EQUIVALENTS AT
THE END OF THE YEAR	$38,392,524	$46,078,066	$51,518,436	$1,683,059

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ASE Technology Holding Co., Ltd. (formERly known as ADVanced semiconductor engineering, inc.) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Thousands, Unless Stated Otherwise)

1.	GENERAL INFORMATION

ASE Technology Holding Co., Ltd. (the “Company”) is a corporation incorporated in Nantze Export Processing Zone under the laws of Republic of China (“R.O.C.”) starting from April 30, 2018 (date of incorporation). The Company and its subsidiaries (collectively referred to as the “Group”) offer a comprehensive range of semiconductors packaging, testing, and electronic manufacturing services (“EMS”).

The board of directors of the Company’s subsidiaries, Advanced Semiconductor Engineering, Inc. (symbol “2311”, “ASE”) and Siliconware Precision Industries Co., Ltd. (symbol “2325”, “SPIL”), approved in June 2016 to enter into and execute a joint share exchange agreement to establish the Company and the Company acquired all issued and outstanding ordinary shares of ASE and SPIL in the way of share exchange. The share exchange was conducted at an exchange ratio of 1 ordinary share of ASE for 0.5 ordinary share of the Company, and at NT$51.2 in cash per SPIL’s ordinary share. The share exchange transaction has been approved both at ASE’s and SPIL’s special shareholders’ meeting on February 12, 2018 and has been completed on April 30, 2018. As a result, ASE and SPIL became wholly-owned subsidiaries of the Company on April 30, 2018, and both of ASE’s and SPIL’s ordinary shares have been delisted while the ordinary shares of the Company were listed starting from the same date under the symbol “3711”. In addition, ASE’s ordinary shares that have been traded on the New York Stock Exchange (the “NYSE”) under the symbol “ASX” in the form of American Depositary Shares (“ADS”) starting from September 2000 were exchanged as the Company’s ADSs under the same symbol “ASX” starting from April 30, 2018.

For enhancing operational flexibility through organization restructure, the board of directors of ASE resolved in October 2018 to spin off its investment department which was responsible for managing the ordinary shares and assets of USI Inc. (“USIINC”) as well as relevant assets into a newly established company, USI Global Inc. (“USI Global”). USI Global then issued new ordinary shares to the Company as a consideration. In November 2018, the spin-off has been completed and the Company has obtained control over ASE and USI Global. In December 2018, the board of directors of the Company and USI Global further resolved to proceed with the merger which was completed in January 2019. After the merger, the Company is the surviving company while USI Global is the dissolving company. The aforementioned spin-off and merger have no material effect on the Group’s financial position and financial performance.

The ordinary shares of the Company’s subsidiary, Universal Scientific Industrial (Shanghai) Co., Ltd. (“USISH”), have been listed on the Shanghai Stock Exchange (the “SSE”) under the symbol “601231” since February 2012.

The consolidated financial statements are presented in the Company’s functional currency, New Taiwan dollar (NT$).

2.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were approved for issue by the management on April 22, 2019.

3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD (“IASB”) (collectively, “IFRSs”)

a.	Amendments to IFRSs that are mandatorily effective for the current year

In the current year, the Group has applied the following new, revised or amended standards and interpretations that have been issued and effective:

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note 1)

Amendments to IFRS 2	Classification and Measurement of Share-based Payment Transactions	January 1, 2018
IFRS 9	Financial Instruments	January 1, 2018
Amendments to IFRS 9 and IFRS 7	Mandatory Effective Date of IFRS 9 and Transition Disclosures	January 1, 2018
IFRS 15	Revenue from Contracts with Customers	January 1, 2018
Amendments to IFRS 15	Clarifications to IFRS15 Revenue from Contracts with Customers	January 1, 2018
Amendments to IAS 40	Transfers of investment property	January 1, 2018
IFRIC 22	Foreign Currency Transactions and Advance Consideration	January 1, 2018

Note 1:	The aforementioned new, revised or amended standards and interpretations are effective for annual period beginning on or after the effective dates, unless specified otherwise.

Except for the following, the initial application of the aforementioned new, revised or amended standards and interpretations did not have effect on the Group’s accounting policies..

1)	IFRS 9 “Financial Instruments” and related amendments

IFRS 9 supersedes IAS 39 “Financial Instruments: Recognition and Measurement”, with consequential amendments to IFRS 7 “Financial Instruments: Disclosures” and other standards. IFRS 9 sets out the requirements for classification, measurement and impairment of financial assets and hedge accounting. Refer to Note 4 for information relating to the relevant accounting policies.

The requirements for classification, measurement and impairment of financial assets have been applied retrospectively from January 1, 2018, and the requirements for hedge accounting have been applied prospectively. IFRS 9 is not applicable to items that have already been derecognized as of December 31, 2017.

The impact of adoption on the consolidated financial statements was not material.

Classification, measurement and impairment of financial assets

On the basis of the facts and circumstances that existed as of January 1, 2018, the Group has performed an assessment of the classification of recognized financial assets and has elected not to reflect the figures on a retrospective basis.

The following table shows the original measurement categories and carrying amount under IAS 39 and the new measurement categories and carrying amount under IFRS 9 for each class of the Group’s financial assets and financial liabilities as of January 1, 2018.

	Measurement Category		Carrying Amount
Financial Assets	IAS 39	IFRS 9	IAS 39	IAS 39	IFRS 9	IFRS 9	Remark
			NT$	US$ (Note 4)	NT$	US$ (Note 4)

Cash and cash equivalents	Loans and receivables	Amortized cost	$46,078,066	$1,505,327	$46,078,066	$1,505,327
Derivatives	Held for trading	Mandatorily at fair value through profit or loss (“FVTPL”)	121,863	3,981	121,863	3,981
Equity instruments	Held for trading	Mandatorily at FVTPL	4,410,732	144,094	4,410,732	144,094
	Available-for-sale	Mandatorily at FVTPL	279,791	9,141	279,791	9,141	b)
	Available-for-sale	Fair value through other comprehensive income (“FVTOCI”) - equity instruments	908,549	29,681	908,549	29,681	a)
Open-end mutual funds	Held for trading	Mandatorily at FVTPL	589,976	19,274	589,976	19,274
	Available-for-sale	Mandatorily at FVTPL	23,825	778	23,825	778	b)
Debt instruments	Designated as at FVTPL	Mandatorily at FVTPL	100,496	3,283	100,496	3,283
	Other financial assets	FVTOCI - debt instruments	1,000,000	32,669	1,080,000	35,283	d)
Time deposits with original maturity of over three months, pledged time deposits and guarantee deposits	Loans and receivables	Amortized cost	405,520	13,248	405,520	13,248	c)
Trade receivables and other receivables	Loans and receivables	Amortized cost	56,252,661	1,837,722	56,252,661	1,837,722

Financial Assets	IAS 39 Carrying Amount as of January 1, 2018	Reclassifi- cations	Remea- surements	IFRS 9 Carrying Amount as of January 1, 2018	Retained Earnings Effect on January 1, 2018	Other Equity Effect on January 1, 2018	Remark
	NT$	NT$	NT$	NT$	NT$	NT$

FVTPL	$5,223,067

Add: Reclassification from available-for-sale (IAS 39) - required reclassification	-	$303,616	$-		$110,648	$(110,648)	b)
	5,223,067	303,616	-	$5,526,683	110,648	(110,648)

FVTOCI

Debt instruments
Add: Reclassification from other financial assets	-	1,000,000	80,000		-	80,000	d)
Equity instruments Add: Reclassification from available-for-sale (IAS 39)	-	908,549	-		417,398	(417,398)	a)
	-	1,908,549	80,000	1,988,549	417,398	(337,398)

Investments accounted for using the equity method	48,753,751	-	(2,586)	48,751,165	(163,579)	160,993

	$53,976,818	$2,212,165	$77,414	$56,266,397	$364,467	$(287,053)

(Continued)

Financial Assets	IAS 39 Carrying Amount as of January 1, 2018	Reclassifi- cations	Remea- surements	IFRS 9 Carrying Amount as of January 1, 2018	Retained Earnings Effect on January 1, 2018	Other Equity Effect on January 1, 2018	Remark
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

FVTPL	$170,633

Add: Reclassification from available-for-sale (IAS 39) - required reclassification	-	$9,919	$-		$3,615	$(3,615)	b)
	170,633	9,919	-	$180,551	3,615	(3,615)

FVTOCI

Debt instruments
Add: Reclassification from other financial assets	-	32,669	2,614		-	2,614	d)
Equity instruments Add: Reclassification from available-for-sale (IAS 39)	-	29,682	-		13,636	(13,636)	a)
	-	62,351	2,614	64,964	13,636	(11,022)

Investments accounted for using the equity method	1,592,739	-	(85)	1,592,655	(5,344)	5,259

	$1,763,372	$72,270	$2,529	$1,838,170	$11,907	$(9,378)

(Concluded)

a)	Unquoted shares and limited partnership classified as available-for-sale are designated as at FVTOCI and the changes in fair value accumulated in other equity are transferred directly to retained earnings instead of being reclassified to profit or loss on disposal. Impairment losses previously recognized and accumulated in retained earnings are adjusted by the Group to record an increase in retained earnings and a decrease in other equity, unrealized gains or losses on financial assets at fair value through other comprehensive income, since no subsequent impairment assessment is required under IFRS 9;

b)	Quoted shares classified as available-for-sale are classified as at fair value through profit or loss under IFRS 9. Open-end mutual funds classified as available-for-sale are classified as at fair value through profit or loss under IFRS 9 because the contractual cash flows are not solely payments of principal and interest on the principal outstanding and they are not equity instruments. The Group reclassifies unrealized gains or losses on available-for-sale financial assets in other equity to retained earnings;

c)	Time deposits with original maturity of over three months, pledged time deposits and guarantee deposits are classified as measured at amortized cost under IFRS 9 because, on initial recognition, the contractual cash flows that are solely payments of principal and interest on the principal outstanding and these investments are held within a business model whose objective is to collect the contractual cash flows; and

d)	Debt investments with no active market are classified as at fair value through other comprehensive income under IFRS 9, because, on initial recognition, the contractual cash flows that are solely payments of principal and interest on the principal outstanding and these investments are held within a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets. The Group adjusts those debt investments and other equity, unrealized gains or losses on financial assets at fair value through other comprehensive income, based on their fair value.

2)	IFRS 15 “Revenue from Contracts with Customers” and related amendment

IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers, and supersedes IAS 18 “Revenue”, IAS 11 “Construction Contracts” and a number of revenue-related interpretations. Refer to Note 4 for related accounting policies.

Most of revenues generated from the goods manufactured by the Group’s operating segments in packaging and testing are changed to be recognized over time after the application of IFRS 15. Prior to the application of IFRS 15, the Group recognized revenues when the significant risks and rewards of ownership of inventories have been transferred to customers.

The Group elected only to retrospectively apply IFRS 15 to contracts that were not complete as of January 1, 2018 and recognized the cumulative effect of retrospectively applying IFRS 15 in retained earnings on January 1, 2018.

The impact of adoption on the consolidated financial statements was not material.

The impact on assets, liabilities and equity as of January 1, 2018 from the initial application of IFRS 15 is set out below:

	IAS 18 Carrying Amount as of January 1, 2018	Adjustments Arising from Initial Application	IFRS 15 Carrying Amount as of January 1, 2018
	NT$	NT$	NT$

Inventories	$24,260,911	$(1,381,778)	$22,879,133
Contract assets - current	-	1,971,107	1,971,107
Investments accounted for using the equity method	48,753,751	40,139	48,793,890
Deferred tax assets	4,001,821	(7,287)	3,994,534

Total effect on assets	$77,016,483	$622,181	$77,638,664

Current tax liabilities	$7,619,328	$5,078	$7,624,406
Deferred tax liabilities	4,961,487	90,071	5,051,558

Total effect on liabilities	$12,580,815	$95,149	$12,675,964

Retained earnings	$73,718,545	$521,849	$74,240,394
Non-controlling interests	13,190,129	5,183	13,195,312

Total effect on equity	$86,908,674	$527,032	$87,435,706

	IAS 18 Carrying Amount as of January 1, 2018	Adjustments Arising from Initial Application	IFRS 15 Carrying Amount as of January 1, 2018
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Inventories	$792,581	$(45,141)	$747,440
Contract assets - current	-	64,394	64,394
Investments accounted for using the equity method	1,592,739	1,311	1,594,050

(Continued)

	IAS 18 Carrying Amount as of January 1, 2018	Adjustments Arising from Initial Application	IFRS 15 Carrying Amount as of January 1, 2018
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Deferred tax assets	$130,736	$(238)	$130,498

Total effect on assets	$2,516,056	$20,326	$2,536,382

Current tax liabilities	$248,916	$166	$249,082
Deferred tax liabilities	162,087	2,943	165,030

Total effect on liabilities	$411,003	$3,109	$414,112

Retained earnings	$2,408,316	$17,048	$2,425,364
Non-controlling interests	430,909	169	431,078

Total effect on equity	$2,839,225	$17,217	$2,856,442

(Concluded)

Had the Group applied IAS 18 in the current year, the following adjustments should have been made to reflect the line items and balances under IFRS 15.

Impact on assets, liabilities and equity as of December 31, 2018

	NT$	US$ (Note 4)

Increase in inventories	$2,313,269	$75,572
Decrease in contract assets - current	(4,498,500)	(146,961)
Increase in trade receivables	1,073,368	35,066
Decrease in investments accounted for using the equity method	(37,312)	(1,219)
Increase in deferred tax assets	26,389	862

Decrease in assets	$(1,122,786)	$(36,680)

Decrease in current tax liabilities	$(47,028)	$(1,536)
Decrease in deferred tax liabilities	(141,934)	(4,637)

Decrease in liabilities	$(188,962)	$(6,173)

Decrease in retained earnings	$(933,310)	$(30,490)
Decrease in non-controlling interests	(514)	(17)

Decrease in equity	$(933,824)	$(30,507)

Impact on total comprehensive income for the year ended December 31, 2018

	NT$	US$ (Note 4)

Decrease in operating revenues	$(475,155)	$(15,523)
Decrease in operating costs	$(101,964)	$(3,331)
Increase in share of profit of associates and joint ventures	$2,828	$92
Decrease in income tax expense	$(81,908)	$(2,676)
Decrease in net profit and total comprehensive income for the year	$(406,792)	$(13,290)

Increase (decrease) in net profit and total comprehensive income attributable to:
Owners of the Company	$(411,461)	$(13,442)
Non-controlling interests	4,669	152
	$(406,792)	$(13,290)

Impact on earnings per share:
Decrease in basic earnings per share	$(0.10)	$(0.00)
Decrease in diluted earnings per share	$(0.10)	$(0.00)

b.	New, revised or amended standards and interpretations in issue but not yet effective

The Group has not applied the following new, revised or amended standards and interpretations that have been issued but are not yet effective:

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note 1)

Amendments to IFRSs	Annual Improvements to IFRSs 2015-2017 Cycle	January 1, 2019
Amendments to IFRS 9	Prepayment Features with Negative Compensation	January 1, 2019
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined by IASB
IFRS 16	Leases	January 1, 2019
Amendments to IAS 19	Plan Amendment, Curtailment or Settlement	January 1, 2019 (Note 2)
Amendments to IAS 28	Long-term Interests in Associate and Joint Venture	January 1, 2019
IFRIC 23	Uncertainty over Income Tax Treatments	January 1, 2019
Amendments to IFRS 3	Definition of a Business	January 1, 2020 (Note 3)
Amendments to IAS 1 and IAS 8	Definition of Material	January 1, 2020 (Note 4)

Note 1:     The aforementioned new, revised or amended standards and interpretations are effective for annual period beginning on or after the effective dates, unless specified otherwise.

Note 2:     The Group shall apply these amendments to plan amendments, curtailments or settlements occurring on or after January 1, 2019.

Note 3:     The Group shall apply these amendments to business combinations for which the acquisition date is on or after the beginning of the first annual period beginning on or after January 1, 2020 and to asset acquisitions that occur on or after the beginning of that period.

Note 4:     The Group shall apply these amendments prospectively for annual periods beginning on or after January 1, 2020.

c.	Significant changes in accounting policy resulted from new, revised and amended standards and interpretations in issue but not yet effective

As of the date the consolidated financial statements were authorized for issue, the Group assessed that the application of the aforementioned new, revised or amended standards and interpretations will not have material impact on the Group’s financial position and financial performance.

1)	IFRS 16 “Leases”

IFRS 16 sets out the accounting standards for leases that will supersede IAS 17, IFRIC 4 and a number of related interpretations.

Definition of a lease

Upon initial application of IFRS 16, the Group will elect to apply IFRS 16 in determining whether contracts are, or contain, a lease only to contracts entered into (or changed) on or after January 1, 2019. Contracts identified as containing a lease under IAS 17 and IFRIC 4 will not be reassessed and will be accounted for in accordance with the transitional provisions under IFRS 16.

Upon initial application of IFRS 16, if the Group is a lessee, it will recognize right-of-use assets, or investment properties if the right-of-use assets meet the definition of investment properties, and lease liabilities for all leases on the consolidated balance sheets except for those whose payments under low-value asset and short-term leases will be recognized as expenses on a straight-line basis. On the consolidated statements of comprehensive income, the Group should present the depreciation expense charged on the right-of-use assets separately from the interest expense accrued on the lease liabilities; interest is computed using the effective interest method. On the consolidated statements of cash flows, cash payments for the principal portion of the lease liabilities will be classified within financing activities; cash payments for the interest portion will be classified within operating activities.

The application of IFRS 16 is not expected to have a material impact on the accounting of the Group as lessor.

The Group anticipates applying IFRS 16 retrospectively with the cumulative effect of the initial application of this standard recognized on January 1, 2019. Comparative information will not be adjusted on a retrospective basis.

The Group expects to apply the following practical expedients:

a)	The Group will apply a single discount rate to a portfolio of leases with reasonably similar characteristics to measure lease liabilities.

b)	The Group will account for those leases for which the lease term ends on or before December 31, 2019 as short-term leases.

c)	The Group will exclude initial direct costs from the measurement of right-of-use assets on January 1, 2019.

d)	The Group will use hindsight, such as in determining lease terms, to measure lease liabilities.

For leases currently classified as finance leases under IAS 17, the carrying amount of right-of-use assets and lease liabilities on January 1, 2019 will be determined as the carrying amount of the leased assets and finance lease payables as of December 31, 2018.

Anticipated impact on assets, liabilities and equity as of January 1, 2019

	IAS 17 Carrying Amount as of December 31, 2018	Adjustments Arising from Initial Application of IFRS 16	IFRS 16 Carrying Amount as of January 1, 2019
	NT$	NT$	NT$

Other financial assets - current	$6,539,467	$(31)	$6,539,436
Other current assets	3,773,384	(385,014)	3,388,370
Long-term prepayments for lease	10,764,835	(10,764,835)	-
Property, plant and equipment	214,592,588	(277,079)	214,315,509
Right-of-use assets	-	10,724,198	10,724,198
Investment properties	7,738,379	6,599,225	14,337,604
Other financial assets - non-current	1,044,294	(2,747)	1,041,547
Other intangible assets	30,897,700	(59,667)	30,838,033

Total effect on assets	$275,350,647	$5,834,050	$281,184,697

Obligation under leases - current	$-	$490,085	$490,085
Other current liabilities	5,984,156	(17,144)	5,967,012
Obligation under leases - non-current	-	5,598,071	5,598,071
Other current liabilities - non-current	1,371,302	(236,962)	1,134,340

Total effect on liabilities	$7,355,458	$5,834,050	$13,189,508

	IAS 17 Carrying Amount as of December 31, 2018	Adjustments Arising from Initial Application of IFRS 16	IFRS 16 Carrying Amount as of January 1, 2019
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Other financial assets - current	$213,638	$(1)	$213,637
Other current assets	123,273	(12,578)	110,695
Long-term prepayments for lease	351,677	(351,677)	-
Property, plant and equipment	7,010,539	(9,052)	7,001,487
Right-of-use assets	-	350,349	350,349
Investment properties	252,806	215,591	468,397
Other financial assets - non-current	34,116	(90)	34,026
Other intangible assets	1,009,399	(1,949)	1,007,450

Total effect on assets	$8,995,448	$190,593	$9,168,041

Obligation under leases - current	$-	$16,010	$16,010
Other current liabilities	195,497	(560)	194,937
Obligation under leases - non-current	-	182,884	182,884
Other current liabilities - non-current	44,799	(7,741)	37,058

Total effect on liabilities	$240,296	$190,593	$430,889

2)	Amendments to IAS 19 “Plan Amendment, Curtailment or Settlement”

The amendments stipulate that, if a plan amendment, curtailment or settlement occurs, the current service cost and the net interest for the remainder of the annual reporting period are determined using the actuarial assumptions used for the remeasurement of the net defined benefit liabilities (assets). In addition, the amendments clarify the effect of a plan amendment, curtailment or settlement on the requirements regarding the asset ceiling. The Group will apply the above amendments prospectively.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Statement of compliance

The consolidated financial statements have been prepared in accordance with IFRSs as issued by the IASB.

b.	Basis of preparation

As disclosed in Note 1, the share exchange between the Company and ASE was an organization restructure under common control that the Company was essentially the continuation of ASE. The related assets and liabilities in the Company’s consolidated financial statements, before the date of incorporation, were recognized based on the carrying amounts of those in ASE’s consolidated financial statements. The consolidated financial statements of the Company for prior periods are prepared under the assumption that the Company owned 100% shareholdings of ASE at the very beginning.

The consolidated financial statements have been prepared on the historical cost basis except for financial instruments which are measured at fair value and net defined benefit liabilities which are measured at the present value of the defined benefit obligation less the fair value of plan assets.

The fair value measurements, which are grouped into Levels 1 to 3 based on the degree to which the fair value measurement inputs are observable and based on the significance of the inputs to the fair value measurement in its entirety, are described as follows:

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

c.	Classification of current and non-current assets and liabilities

Current assets include cash and cash equivalents and those assets held primarily for trading purposes or expected to be realized within twelve months after the balance sheet date, unless the asset is to be used for an exchange or to settle a liability, or otherwise remains restricted, at more than twelve months after the balance sheet date. Current liabilities are obligations incurred for trading purposes or to be settled within twelve months after the balance sheet date (even if an agreement to refinance, or to reschedule payments, on a long-term basis is completed after the balance sheet date and before the consolidated financial statements are authorized for issue) and liabilities that do not have an unconditional right to defer settlement for at least 12 months after the balance sheet date (terms of a liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification). Assets and liabilities that are not classified as current are classified as non-current.

The Group engages in the construction business which has an operating cycle of over one year. The normal operating cycle applies when considering the classification of the Group’s construction-related assets and liabilities.

d.	Basis of consolidation

1)	Principles for preparing consolidated financial statements

The Company became the ultimate parent company of the Group after completing the share exchange with ASE on April 30, 2018. In addition, the Company obtained control over SPIL on April 30, 2018 and, therefore, included SPIL’s subsidiaries in the Group’s consolidated financial statements from the same date.

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

When the Group loses control of a subsidiary, a gain or loss is recognized in profit or loss and is calculated as the difference between (i) the aggregate of the fair value of the consideration received and any investment retained in the former subsidiary at its fair value at the date when control is lost and (ii) the assets (including any goodwill) and liabilities and any non-controlling interests of the former subsidiary at their carrying amounts at the date when control is lost. The Group accounts for all amounts recognized in other comprehensive income in relation to that subsidiary on the same basis as would be required had the Group directly disposed of the related assets or liabilities.

2)	Subsidiaries included in consolidated financial statements were as follows:

		Establishment and	Percentage of Ownership (%) December 31
Name of Investee	Main Businesses	Operating Location	2017	2018

ASE	Engaged in the packaging and testing of semiconductors	Kaohsiung, R.O.C.	100.0	100.0
A.S.E. Holding Limited	Holding company	Bermuda	100.0	100.0
J & R Holding Limited (“J&R Holding”)	Holding company	Bermuda	100.0	100.0
Innosource Limited	Holding company	British Virgin Islands	100.0	100.0
Omniquest Industrial Limited	Holding company	British Virgin Islands	100.0	100.0
ASE Marketing & Service Japan Co., Ltd.	Engaged in marketing and sales services	Japan	100.0	100.0
ASE Test, Inc.	Engaged in the testing of semiconductors	Kaohsiung, R.O.C.	100.0	100.0
Luchu Development Corporation	Engaged in the development of real estate properties	Taipei, R.O.C.	86.1	86.1
TLJ Intertech Inc. (“TLJ”)	Engaged in information software services	Taipei, R.O.C.	60.0	60.0
MingFung Information Service Corp., Ltd.	Engaged in information software services, and was established in May 2018.	Taipei, R.O.C.	-	100.0
Alto Enterprises Limited	Holding company	British Virgin Islands	100.0	100.0
Super Zone Holdings Limited	Holding company	Hong Kong	100.0	100.0
ASE (Kun Shan) Inc.	Engaged in the packaging and testing of semiconductors	Kun Shan, China	100.0	100.0
ASE Investment (Kun Shan) Limited	Holding company	Kun Shan, China	100.0	100.0
Advanced Semiconductor Engineering (China) Ltd.	Will engage in the packaging and testing of semiconductors	Shanghai, China	100.0	100.0
ASE Investment (Labuan) Inc.	Holding company	Malaysia	100.0	100.0
ASE Test Limited (“ASE Test”)	Holding company	Singapore	100.0	100.0
ASE (Korea) Inc. (“ASE Korea”)	Engaged in the packaging and testing of semiconductors	Korea	100.0	100.0
J&R Industrial Inc.	Engaged in leasing equipment and investing activity	Kaohsiung, R.O.C.	100.0	100.0
ASE Japan Co., Ltd. (“ASE Japan”)	Engaged in the packaging and testing of semiconductors	Japan	100.0	100.0
ASE (U.S.) Inc.	After-sales service and sales support	U.S.A.	100.0	100.0
Global Advanced Packaging Technology Limited	Holding company	British Cayman Islands	100.0	100.0
ASE WeiHai Inc.	Engaged in the packaging and testing of semiconductors	Shandong, China	100.0	100.0

(Continued)

		Establishment and	Percentage of Ownership (%) December 31
Name of Investee	Main Businesses	Operating Location	2017	2018

Suzhou ASEN Semiconductors Co., Ltd. (“ASEN”)	Engaged in the packaging and testing of semiconductors	Suzhou, China	60.0	70.0
Anstock Limited	Engaged in financing activity	British Cayman Islands	100.0	100.0
Anstock II Limited	Engaged in financing activity	British Cayman Islands	100.0	100.0
ASE (Shanghai) Inc.	Engaged in the production of substrates	Shanghai, China	100.0	100.0
ASE Corporation	Holding company	British Cayman Islands	100.0	100.0
ASE Mauritius Inc.	Holding company	Mauritius	100.0	100.0
ASE Labuan Inc.	Holding company	Malaysia	100.0	100.0
Shanghai Ding Hui Real Estate Development Co., Ltd.	Engaged in the development, construction and sale of real estate properties	Shanghai, China	100.0	100.0
Shanghai Ding Qi Property Management Co., Ltd.	Engaged in the management of real estate properties	Shanghai, China	100.0	100.0
Advanced Semiconductor Engineering (HK) Limited	Engaged in the trading of substrates	Hong Kong	100.0	100.0
Shanghai Ding Wei Real Estate Development Co., Ltd.	Engaged in the development, construction and leasing of real estate properties	Shanghai, China	100.0	100.0
Shanghai Ding Yu Real Estate Development Co., Ltd.	Engaged in the development, construction and leasing of real estate properties	Shanghai, China	100.0	100.0
Shanghai Ding Fan Department Store Co., Ltd.	Engaged in department store business	Shanghai, China	100.0	100.0
Kun Shan Ding Hong Real Estate Development Co., Ltd.	Engaged in the development, construction and leasing of real estate properties	Kun Shan, China	100.0	100.0
Shanghai Ding Xu Property Management Co., Ltd.	Engaged in the management of real estate properties	Shanghai, China	100.0	100.0
ASE Electronics Inc.	Engaged in the production of substrates	Kaohsiung, R.O.C.	100.0	100.0
ASE Test Holdings, Ltd.	Holding company	British Cayman Islands	100.0	100.0
ASE Holdings (Singapore) Pte. Ltd.	Holding company	Singapore	100.0	100.0
ASE Singapore Pte. Ltd.	Engaged in the packaging and testing of semiconductors	Singapore	100.0	100.0
ISE Labs, Inc.	Engaged in the testing of semiconductors	U.S.A.	100.0	100.0
ASE Electronics (M) Sdn. Bhd.	Engaged in the packaging and testing of semiconductors	Malaysia	100.0	100.0
ASE Assembly & Test (Shanghai) Limited	Engaged in the packaging and testing of semiconductors	Shanghai, China	100.0	100.0

(Continued)

		Establishment and	Percentage of Ownership (%) December 31
Name of Investee	Main Businesses	Operating Location	2017	2018

ASE Trading (Shanghai) Ltd.	Liquidated in December 2018	Shanghai, China	100.0	-
ISE Labs, China, Ltd.	Engaged in the testing of semiconductors, and was established in October 2018	Shanghai, China	-	100.0
Wuxi Tongzhi Microelectronics Co., Ltd.	Engaged in the packaging and testing of semiconductors	Wuxi, China	100.0	100.0
USI Global	Engaged in investing activities, and was established in November 2018 and then dissolved in January 2019	Nantou, R.O.C.	-	100.0
USIINC	Engaged in investing activity	Nantou, R.O.C.	99.2	100.0
Huntington Holdings International Co., Ltd.	Holding company	British Virgin Islands	99.2	100.0
Unitech Holdings International Co., Ltd. (“UHI”)	Holding company	British Virgin Islands	99.2	100.0
Real Tech Holdings Limited	Holding company	British Virgin Islands	99.2	100.0
Universal ABIT Holding Co., Ltd.	In the process of liquidation	British Cayman Islands	99.2	100.0
Rising Capital Investment Limited	Holding company	British Virgin Islands	99.2	100.0
Rise Accord Limited	Holding company	British Virgin Islands	99.2	100.0
Universal Scientific Industrial (Kunshan) Co., Ltd.	Engaged in the manufacturing and sale of computer assistance system and related peripherals	Kun Shan, China	99.2	100.0
USI Enterprise Limited (“USIE”)	Engaged in the services of investment advisory and warehousing management	Hong Kong	96.9	95.4
Universal Scientific Industrial (Shanghai) Co., Ltd. (“USISH”)	Engaged in the designing, manufacturing and sale of electronic components	Shanghai, China	75.8	74.6
Universal Global Technology Co., Limited	Holding company	Hong Kong	75.8	74.6
Universal Global Technology (Kunshan) Co., Ltd.	Engaged in the designing and manufacturing of electronic components	Kun Shan, China	75.8	74.6
Universal Global Technology (Shanghai) Co., Ltd.	Engaged in the processing and sales of computer and communication peripherals as well as business in import and export of goods and technology	Shanghai, China	75.8	74.6
Universal Global Electronics (Shanghai) Co., Ltd.	Engaged in the sale of electronic components and telecommunications equipment	Shanghai, China	75.8	74.6

(Continued)

		Establishment and	Percentage of Ownership (%) December 31
Name of Investee	Main Businesses	Operating Location	2017	2018

USI America Inc.	Engaged in the manufacturing and processing of motherboards and wireless network communication and provision of related technical service	U.S.A.	75.8	74.6
Universal Global Industrial Co., Limited	Engaged in manufacturing, trading and investing activity	Hong Kong	75.8	74.6
Universal Global Scientific Industrial Co., Ltd. (“UGTW”)	Engaged in the manufacturing of components of telecomm and cars and provision of related R&D services	Nantou, R.O.C.	75.8	74.6
Universal Scientific Industrial De Mexico S.A. De C.V.	Engaged in the assembling of motherboards and computer components	Mexico	75.8	74.6
USI Japan Co., Ltd.	Engaged in the manufacturing and sale of computer peripherals, integrated chip and other related accessories	Japan	75.8	74.6
USI Electronics (Shenzhen) Co., Ltd.	Engaged in the design, manufacturing and sale of motherboards and computer peripherals	Shenzhen, China	75.8	74.6
Universal Global Electronics Co., Ltd.	Engaged in accepting and outsourcing orders as well as sales of electronic components and service of technical advisory, and was established in February 2018	Hong Kong	-	74.6
Universal Scientific Industrial Co., Ltd. (“USI”)	Engaged in the manufacturing, processing and sale of computers, computer peripherals and related accessories	Nantou, R.O.C.	75.5	74.4
SPIL	Engaged in the assembly, testing and turnkey services of integrated circuits	Taichung, R.O.C.	-	100.0
SPIL (B.V.I.) Holding Limited	Engaged in investing activities	British Virgin Islands	-	100.0
Siliconware Investment Co., Ltd.	Engaged in investing activities	Taipei, R.O.C.	-	100.0
Siliconware USA, Inc.	Engaged in marketing activities	U.S.A.	-	100.0

(Continued)

		Establishment and	Percentage of Ownership (%) December 31
Name of Investee	Main Businesses	Operating Location	2017	2018

SPIL (Cayman) Holding Limited	Engaged in investing activities	British Cayman Islands	-	100.0
Siliconware Technology (Suzhou) Limited	Engaged in the packaging and testing of semiconductors	Suzhou, China	-	70.0
Siliconware Electronics (Fujian) Co., Limited	Engaged in the packaging and testing of semiconductors	Fujian, China	-	100.0

(Concluded)

e.	Business combinations

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

When a business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is remeasured to its acquisition-date fair value and the resulting gain or loss, if any, is recognized in profit or loss or other comprehensive income. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are recognized on the same basis as would be required if that interest were directly disposed of by the Group.

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

At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Exchange differences on monetary items arising from settlement or translation are recognized in profit or loss in the period in which they arise except for exchange differences on transactions entered into in order to hedge certain foreign currency risks.

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

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group’s foreign operations (including subsidiaries, associates and joint ventures in other countries that use currencies which are different from the currency of the Company) are translated into the New Taiwan dollars using exchange rates prevailing at each balance sheet date. Income and expense items are translated at the average exchange rates for the period. The resulting currency translation differences are recognized in other comprehensive income and accumulated in equity attributed to the owners of the Company and non-controlling interests as appropriate.

On the disposal of the Group’s entire interest in a foreign operation, or a disposal involving the loss of control over a subsidiary that includes a foreign operation, or a partial disposal of an interest in a joint arrangement or an associate that includes a foreign operation of which the retained interest becomes a financial asset, all of the exchange differences accumulated in equity in respect of that operation attributable to the owners of the Company are reclassified to profit or loss.

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

Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets and liabilities of an associate or a joint venture at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment and is not amortized. Any excess of the Group’s share of the net fair value of the identifiable assets and liabilities over the cost of acquisition after reassessment is recognized immediately in profit or loss.

When the Group subscribes for additional new shares of an associate and joint venture at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment differs from the amount of the Group’s proportionate interest in the associate and joint venture. The Group records such a difference as an adjustment to investments with the corresponding amount charged or credited to capital surplus - changes in capital surplus from investments in associates and joint ventures accounted for using the equity method. If the Group’s ownership interest is reduced due to its additional subscription of the new shares of the associate and joint venture, the proportionate amount of the gains or losses previously recognized in other comprehensive income in relation to that associate and joint venture is reclassified to profit or loss on the same basis as would be required had the investee directly disposed of the related assets or liabilities. When the adjustment should be debited to capital surplus, but the capital surplus recognized from investments accounted for using the equity method is insufficient, the shortage is debited to retained earnings.

When the Group’s share of losses of an associate and a joint venture equals or exceeds its interest in that associate and joint venture (which includes any carrying amount of the investment accounted for using the equity method and long-term interests that, in substance, form part of the Group’s net investment in the associate and joint venture), the Group discontinues recognizing its share of further losses. Additional losses and liabilities are recognized only to the extent that the Group has incurred legal obligations or constructive obligations, or made payments on behalf of that associate and joint venture.

The entire carrying amount of an investment (including goodwill) is tested for impairment as a single asset by comparing its recoverable amount with its carrying amount. Any impairment loss recognized is not allocated to any asset, including goodwill, that forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

The Group discontinues the use of the equity method from the date on which its investment ceases to be an associate and a joint venture. Any retained investment is measured at fair value at that date, and the fair value is regarded as the investment’s fair value on initial recognition as a financial asset. The difference between the previous carrying amount of the associate and the joint venture attributable to the retained interest and its fair value is included in the determination of the gain or loss on disposal of the associate and the joint venture. The Group accounts for all amounts previously recognized in other comprehensive income in relation to that associate and joint venture on the same basis as would be required had that associate directly disposed of the related assets or liabilities. If an investment in an associate becomes an investment in a joint venture or an investment in a joint venture becomes an investment in an associate, the Group continues to apply the equity method and does not remeasure the retained interest.

When a group entity transacts with its associate and joint venture, profits and losses resulting from the transactions with the associate and joint venture are recognized in the Group’ consolidated financial statements only to the extent that interests in the associate and the joint venture are not related to the Group.

i.	Property, plant and equipment

Except for land which is stated at cost, property, plant and equipment (including assets held under finance leases) are stated at cost less accumulated depreciation and accumulated impairment.

Properties in the course of construction are carried at cost, less any recognized impairment loss. Cost includes professional fees and borrowing costs eligible for capitalization. Such assets are depreciated and classified to the appropriate categories of property, plant and equipment when completed and ready for their intended use.

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

Investment properties are properties held to earn rentals and/or for capital appreciation (including property under construction for such purposes). Investment properties also include land held for a currently undetermined future use.

Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are measured at cost less accumulated depreciation and accumulated impairment loss. Depreciation is recognized using the straight-line method.

Investment properties under construction are stated at cost less accumulated depreciation and accumulated impairment loss. Cost includes professional fees and borrowing costs eligible for capitalization. Depreciation of these assets commences when the assets are ready for their intended use.

For a transfer from property, plant and equipment to investment properties, the property’s deemed cost for subsequent accounting is its carrying amount at the end of owner-occupation.

For a transfer from inventories to investment properties, the property’s deemed cost for subsequent accounting is its carrying amount at inception of an operating lease.

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

Other intangible assets with finite useful lives acquired separately are initially measured at cost and subsequently measured at cost less accumulated amortization and accumulated impairment loss. Other intangible assets are amortized using the straight-line method over their estimated useful lives. The estimated useful lives, residual values, and amortization methods are reviewed at each balance sheet date, with the effect of any changes in estimate being accounted for on a prospective basis.

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

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at FVTPL) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

1)	Financial assets

All regular way purchases or sales of financial assets are recognized and derecognized on a settlement date basis.

a)	Measurement category

2018

Financial assets held by the Group are classified into the following categories: financial assets at FVTPL, financial assets at amortized cost, and investments in debt instruments and equity instruments at FVTOCI.

i.	Financial asset at FVTPL

Financial asset is classified as at FVTPL when the financial asset is mandatorily classified or it is designated as at FVTPL. The Group’s financial assets mandatorily classified as at FVTPL include investments in equity instruments which are not designated as at FVTOCI and debt instruments that do not meet the amortized cost criteria or the FVTOCI criteria.

A financial asset may be designated as at FVTPL upon initial recognition if such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise.

Financial assets at FVTPL are subsequently measured at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset.

Fair value is determined in the manner described in Note 36.

ii.	Financial assets at amortized cost

Financial assets that meet the following conditions are subsequently measured at amortized cost:

i) The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

ii) The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Subsequent to initial recognition, financial assets at amortized cost, including cash and cash equivalents, trade receivables at amortized cost, other receivables and other financial assets, are measured at amortized cost, which equals to gross carrying amount determined using the effective interest method less any impairment loss. Exchange differences are recognized in profit or loss.

Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset, except for:

i)     Purchased or originated credit-impaired financial assets, for which interest income is calculated by applying the credit-adjusted effective interest rate to the amortized cost of the financial asset; and

ii)    Financial assets that are not credit-impaired on purchase or origination but have subsequently become credit-impaired, for which interest income is calculated by applying the effective interest rate to the amortized cost of such financial assets in subsequent reporting periods.

Cash equivalents include time deposits with original maturities within 3 months from the date of acquisition, which are highly liquid, readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. These cash equivalents are held for the purpose of meeting short-term cash commitments.

iii.	Investments in debt instruments at FVTOCI

For the Group’s debt instruments that meet the following conditions are subsequently measured at FVTOCI:

i)	the debt instrument is held within a business model whose objective is achieved by both the collecting of contractual cash flows and the selling of the financial assets; and

ii)	the contractual terms of the debt instrument give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Investments in debt instruments at FVTOCI are subsequently measured at fair value. Changes in the carrying amounts of these debt instruments relating to changes in foreign currency exchange rates, interest income calculated using the effective interest method and impairment losses or reversals are recognized in profit or loss. Other changes in the carrying amount of these debt instruments are recognized in other comprehensive income and will be reclassified to profit or loss when the investment is disposed of.

iv.	Investments in equity instruments at FVTOCI

On initial recognition, the Group make an irrevocable election to designate investments in equity instruments as at FVTOCI. Designation at FVTOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognized by an acquirer in a business combination.

Investments in equity instruments at FVTOCI are subsequently measured at fair value with gains and losses arising from changes in fair value recognized in other comprehensive income and accumulated in other equity. The cumulative gain or loss will not be reclassified to profit or loss on disposal of the equity investments, instead, they will be transferred to retained earnings.

Dividends on these investments in equity instruments are recognized in profit or loss when the Group’s right to receive the dividends is established, unless the dividends clearly represent a recovery of part of the cost of the investment.

Prior to 2018

The classification of financial assets held by ASE and its subsidiaries includes financial assets at FVTPL, available-for-sale financial assets, and loans and receivables.

i.	Financial assets at FVTPL

Financial assets are classified as at FVTPL when the financial assets are either held for trading or they are designated as at FVTPL.

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

i)	Such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

ii)	The financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and has performance evaluated on a fair value basis in accordance with ASE and its subsidiaries’ documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

iii)	The contract contains one or more embedded derivatives so that the entire hybrid (combined) contract can be designated as at FVTPL.

Financial assets at FVTPL are stated at fair value with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset.

Fair value is determined in the manner described in Note 36.

ii.	Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated as available-for-sale or are not classified as (1) loans and receivables, (2) held-to-maturity investments or (3) financial assets at fair value through profit or loss.

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

Dividends on available-for-sale equity instruments are recognized in profit or loss when ASE and its subsidiaries’s right to receive the dividends is established.

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

b)	Impairment of financial assets and contract assets

2018

At each balance sheet date, the Group recognizes a loss allowance for expected credit losses on financial assets at amortized cost (including trade receivables), investments in debt instruments that are measured at FVTOCI as well as contract assets.

The Group always recognizes lifetime Expected Credit Loss (“ECL”) for trade receivables and contract assets. For all other financial instruments, the Group recognizes lifetime ECL when there has been a significant increase in credit risk since initial recognition. If, on the other hand, the credit risk on the financial instrument has not increased significantly since initial recognition, the Group measures the loss allowance for that financial instrument at an amount equal to 12-month ECL.

Expected credit losses reflect the weighted average of credit losses with the respective risks of a default occurring as the weights. Lifetime ECL represents the expected credit losses that will result from all possible default events over the expected life of a financial instrument. In contrast, 12-month ECL represents the portion of lifetime ECL that is expected to result from default events on a financial instrument that are possible within 12 months after the reporting date.

The Group recognizes an impairment gain or loss in profit or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account, except for investments in debt instruments that are measured at FVTOCI, for which the loss allowance is recognized in other comprehensive income and does not reduce the carrying amount of the financial asset.

Prior to 2018

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at each balance sheet date. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been affected.

For financial assets carried at amortized cost, such as trade receivables and other receivables, assets that are assessed not to be impaired individually are, further, assessed for impairment on a collective basis. ASE and its subsidiaries assess the collectability of receivables based on their past experience of collecting payments and observable changes that correlate with default on receivables.

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

In respect of available-for-sale equity securities, impairment loss previously recognized in profit or loss is not reversed through profit or loss. Any increase in fair value subsequent to impairment is recognized in other comprehensive income. In respect of available-for-sale debt securities, impairment loss is subsequently reversed through profit or loss if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade and other receivables where the carrying amount is reduced through the use of an allowance account. When trade and other receivables are considered uncollectible, they are written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss except for uncollectible trade receivables and other receivables that are written off against the allowance account.

c)	Derecognition of financial assets

The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity.

Before 2018, on derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss which had been recognized in other comprehensive income is recognized in profit or loss. Starting from 2018, on derecognition of a financial asset at amortized cost in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss. On derecognition of an investment in a debt instrument at FVTOCI, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss which had been recognized in other comprehensive income is recognized in profit or loss. However, on derecognition of an investment in an equity instrument at FVTOCI, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss, and the cumulative gain or loss which had been recognized in other comprehensive income is transferred directly to retained earnings, without recycling through profit or loss.

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

Financial liabilities held for trading are stated at fair value, with any gain or loss arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest or dividend paid on the financial liability. Fair value is determined in the manner described in Note 36.

The Group derecognizes financial liabilities only when the Group’s obligations are discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

4)	Derivative financial instruments

The Group enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including forward exchange contracts, swap contracts, interest rate swap contracts and foreign currency option contracts.

Derivatives are initially recognized at fair value at the date on which the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument; in which event, the timing of the recognition in profit or loss depends on the nature of the hedging relationship. When the fair value of a derivative financial instrument is positive, the derivative is recognized as a financial asset; when the fair value of a derivative financial instrument is negative, the derivative is recognized as a financial liability.

Before 2018, derivatives embedded in non-derivative host contracts were treated as separate derivatives when they met the definition of a derivative; their risks and characteristics were not closely related to those of the host contracts; and the contracts were not measured at FVTPL. Starting from 2018, derivatives embedded in hybrid contracts that contain financial asset hosts that is within the scope of IFRS 9 are not separated; instead, the classification is determined in accordance with the entire hybrid contract. Derivatives embedded in non-derivative host contracts that are not financial assets that is within the scope of IFRS 9 (e.g. financial liabilities) are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at FVTPL.

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

Transaction costs that relate to the issuance of the convertible bonds are allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are recognized directly in equity. Transaction costs relating to the liability component are included in the carrying amount of the liability component.

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

The Group designates certain hedging instruments, which include derivatives, embedded derivatives and non-derivatives in respect of foreign currency risk, as either fair value hedges or cash flow hedges.

1)	Fair value hedges

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

Before 2018, hedge accounting was discontinued prospectively when ASE and its subsidiaries revoked the designated hedging relationship; when the hedging instrument expired or was sold, terminated, or exercised; or when the hedging instrument no longer met the criteria for hedge accounting. From 2018, the Group discontinues hedge accounting only when the hedging relationship cease to meet the qualifying criteria; for instance, when the hedging instrument expires or is sold, terminated, or exercised.

2)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion are recognized immediately in profit or loss.

The associated gains or losses that were recognized in other comprehensive income are reclassified from equity to profit or loss as a reclassification adjustment in the line item relating to the hedged item in the same period when the hedged item affects profit or loss. If a hedge of a forecasted transaction subsequently results in the recognition of a non-financial asset or a non-financial liability, the associated gains and losses that were recognized in other comprehensive income are removed from equity and included in the initial cost of the non-financial asset or non-financial liability.

Before 2018, hedge accounting was discontinued prospectively when ASE and its subsidiaries revoked the designated hedging relationship; when the hedging instrument expired or was sold, terminated, or exercised; or when the hedging instrument no longer met the criteria for hedge accounting. From 2018, the Group discontinues hedge accounting only when the hedging relationship cease to meet the qualifying criteria; for instance, when the hedging instrument expires or is sold, terminated, or exercised. The cumulative gain or loss on the hedging instrument that has been previously recognized in other comprehensive income from the period when the hedge was effective remains separately in equity until the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

p.	Revenue recognition

2018

The Group identifies the contracts with customers, allocates transaction prices to performance obligations and, when performance obligations are satisfied, recognizes revenues at fixed amounts as agreed in the contracts with taking estimated volume discounts into consideration.

For contracts where the period between the date on which the Group transfers a promised good or service to a customer and the date on which the customer pays for that good or service is one year or less, the Group does not adjust the promised amount of consideration for the effects of a significant financing component.

Operating revenues

The Group’s operating revenues include revenues from sale of goods and services as well as sale and leasing of real estate properties.

When customers control goods as they are manufactured in progress, the Group measures progress on the basis of input incurred relative to the total input and recognizes revenues and contract assets over time. Those contract assets are then reclassified to trade receivables at the point at which they are invoiced to customers.

The Group recognizes revenues and trade receivables when the goods are shipped or the goods are delivered to the customers’ specific locations because it is the time when customers have full discretion over the manner of distribution and price to sell the goods, has the primary responsibility for sales to future customers, and bears the risks of obsolescence.

The revenues from sale of real estate properties are recognized when customers purchase real estate properties and complete the transfer procedures. The revenues from leasing real estate properties are recognized during leasing periods on the straight-line basis.

Prior to 2018

Revenue is measured at the fair value of the consideration received or receivable take into account of estimated customer returns, rebates and other similar allowances.

1)	Revenue from sale of goods and real estate properties

Revenue from the sale of goods and real estate properties is recognized when all the following conditions are satisfied:

a)	ASE and its subsidiaries has transferred to the buyer the significant risks and rewards of ownership of the goods;

b)	ASE and its subsidiaries retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

c)	The amount of revenue can be measured reliably;

d)	It is probable that the economic benefits associated with the transaction will flow to ASE and its subsidiaries; and

e)	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

2)	Revenue from rendering of services

Service income is recognized when services are rendered.

3)	Revenue from dividend and interest income

Dividend income from investments and interest income from financial assets are recognized when they are probable that the economic benefits will flow to ASE and its subsidiaries and the amount of income can be reliably measured. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

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

t.	Employee benefits

a)	Short-term employee benefits

Liabilities recognized in respect of short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in exchange for the related services.

b)	Retirement benefits

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

The fair value at the grant date of the employee share options is expensed on a straight-line basis over the vesting period, based on the Group’s best estimate of the number of options that are expected to ultimately vest, with a corresponding increase in capital surplus - employee share options and non-controlling interests. It is recognized as an expense in full at the grant date if vesting immediately. The grant date of issued ordinary shares for cash which are reserved for employees is the date on which the number of shares that the employees purchase is confirmed.

At each balance sheet date, the Group reviews its estimate of the number of employee share options expected to vest. The impact of the revision of the original estimates is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the capital surplus - employee share options and non-controlling interests.

The grant by the Company of its equity instruments to the employees of a subsidiary under options is treated as a capital contribution. The fair value of employee services received under the arrangement is measured by reference to the grant-date fair value and is recognized over the vesting period as an addition to the investment in the subsidiary, with a corresponding credit to capital surplus - employee share options.

v.	Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

1)	Current tax

According to the Income Tax Law of the R.O.C., an additional tax of unappropriated earnings is provided for as income tax in the year the shareholders approve to retain earnings.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

2)	Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. If a temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit, the resulting deferred tax asset or liability is not recognized. In addition, a deferred tax liability is not recognized on taxable temporary differences arising from the initial recognition of goodwill.

Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, unused loss carryforwards and unused tax credits for purchases of machinery and equipment to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary differences and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary difference associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the assets to be recovered. A previously unrecognized deferred tax asset is also reviewed at each balance sheet date and recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the period in which the liabilities are settled or assets are realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the balance sheet date, to recover or settle the carrying amount of its assets and liabilities.

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

A translation of the consolidated financial statements into U.S. dollars is included solely for the convenience of the readers, and has been translated from New Taiwan dollar (NT$) at the exchange rate as set forth in the statistical release by the U.S. Federal Reserve Board of the United States, which was NT$30.61 to US$1.00 as of December 31, 2018. The translation should not be construed as a representation that the NT$ amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

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

Acquisition of subsidiaries

After the acquisition of a subsidiary, the Group should identify the difference between the investment cost and the Group’ share of the net fair value of the subsidiary’s identifiable assets acquired and liabilities assumed. It involves critical judgments and estimations when determining the aforementioned net fair values. The management engaged independent external appraiser to assist them in identifying and evaluating the subsidiary’s identifiable tangible assets, intangible assets and liabilities, including the type of intangible assets that may be identified and the related estimated cash flows or the relief from expenses. The excess of the fair value over the carrying amount of those identified tangible and intangible assets on the acquisition date will be depreciated or amortized over their remaining useful lives or expected future economic benefit lives. The management considered that the related estimation and assumption has appropriately reflected the net fair value of those identifiable assets acquired and liabilities assumed. However, there may be of high uncertainty related to the semiconductor industry varied by economic trends.

6.	CASH AND CASH EQUIVALENTS

	December 31
	2017	2018
	NT$	NT$	US$ (Note 4)

Cash on hand	$8,404	$7,940	$259
Checking accounts and demand deposits	39,697,319	32,329,820	1,056,185
Cash equivalents	6,372,343	19,180,676	626,615

	$46,078,066	$51,518,436	$1,683,059

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2017	2018
	NT$	NT$	US$ (Note 4)

Financial assets designated as at FVTPL

Private-placement convertible bonds	$100,496	$-	$-

Financial assets held for trading

Quoted ordinary shares	$4,410,732	$-	$-
Open-end mutual funds	589,976	-	-
Forward exchange contracts	61,325	-	-
Swap contracts	60,538	-	-
	5,122,571	-	-

Financial assets mandatorily classified as at FVTPL

Derivative instruments (non-designated hedges)
Swap contracts	-	1,557,714	50,889
Forward exchange contracts	-	32,070	1,048
Non-derivative financial assets
Quoted ordinary shares	-	5,151,255	168,287
Open-end mutual funds	-	581,800	19,007
Unquoted preferred shares	-	275,000	8,984
Private-placement funds	-	200,123	6,537
Hybrid financial assets
Private-placement convertible bonds	-	100,496	3,283
	-	7,898,458	258,035
	5,223,067	7,898,458	258,035
Current	5,223,067	7,262,227	237,250

Non-current	$-	$636,231	$20,785

	December 31
	2017	2018
	NT$	NT$	US$ (Note 4)

Financial liabilities held for trading
Derivative instruments (non-designated hedging)
Swap contracts	$652,107	$29,058	$949
Forward exchange contracts	25,323	7,597	248

	$677,430	$36,655	$1,197

  (Concluded)

The Group’s private-placement convertible bonds included embedded derivative instruments which were not closely related to the host contracts and the contracts were designated as at FVTPL on initial recognition under IAS 39. After application of IFRS 9, the entire contracts are assessed and classified mandatorily as at FVTPL since they contain host contracts that are assets within the scope of IFRS 9.

At each balance sheet date, the outstanding swap contracts not accounted for hedge accounting were as follows:

		Notional Amount
Currency	Maturity Period	(In Thousands)

December 31, 2017

Sell NT$/Buy US$	2018.01-2018.12	NT$53,136,302/US$1,782,400
Sell US$/Buy CNY	2018.01	US$52,948/CNY349,800
Sell US$/Buy JPY	2018.02-2018.03	US$70,324/JPY7,870,000
Sell US$/Buy NT$	2018.01	US$217,300/NT$6,505,767

December 31, 2018

Sell NT$/Buy US$	2019.01-2019.12	NT$49,570,469/US$1,687,400
Sell US$/Buy CNY	2019.01	US$50,292/CNY349,800
Sell US$/Buy JPY	2019.01	US$54,203/JPY6,090,000
Sell US$/Buy NT$	2019.01	US$208,800/NT$6,423,242

At each balance sheet date, the outstanding forward exchange contracts not accounted for hedge accounting were as follows:

		Notional Amount
Currency	Maturity Period	(In Thousands)

December 31, 2017

Sell NT$/Buy US$	2018.01	NT$2,389,620/US$80,000
Sell US$/Buy CNY	2018.01-2018.04	US$125,000/CNY828,858
Sell US$/Buy EUR	2018.01	US$10,674/EUR9,000
Sell US$/Buy JPY	2018.01-2018.02	US$45,517/JPY5,111,101
Sell US$/Buy MYR	2018.01-2018.03	US$15,000/MYR61,859
Sell US$/Buy NT$	2018.01	US$1,000/NT$30,142
Sell US$/Buy SGD	2018.01-2018.02	US$11,300/SGD15,305

Notional Amount
December 31, 2018	Maturity Period	(In Thousands)

Sell NT$/Buy US$	2019.01-2019.02	NT$2,453,540/US$80,000
Sell US$/Buy CNY	2019.01	US$29,000/CNY200,108
Sell US$/Buy EUR	2019.01	US$4,103/EUR3,600
Sell US$/Buy JPY	2019.01-2019.02	US$37,733/JPY4,231,754
Sell US$/Buy MYR	2019.01-2019.02	US$14,000/MYR58,430
Sell US$/Buy SGD	2019.01-2019.02	US$13,400/SGD18,391

(Concluded)

8.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME - 2018

	December 31, 2018
	NT$	US$ (Note 4)

Investments in equity instruments at FVTOCI	$580,399	$18,961
Investments in debt instruments at FVTOCI	1,016,924	33,222

	$1,597,323	$52,183

a.	Investments in equity instruments at FVTOCI

	December 31, 2018
	NT$	US$ (Note 4)

Unquoted ordinary shares	$532,047	$17,381
Limited partnership	39,669	1,296
Unquoted preferred shares	8,683	284

	$580,399	$18,961

Investments in equity instruments were classified as available-for-sale under IAS 39. Refer to Notes 3 and 10 for information relating to their reclassification and comparative information for prior periods.

b.	Investments in debt instruments at FVTOCI

	December 31, 2018
	NT$	US$ (Note 4)

Unsecured subordinate corporate bonds	$1,016,924	$33,222

In June 2016, the Group acquired 1,000 units of perpetual unsecured subordinate corporate bonds in the amount of NT$1,000,000 thousand. The corporate bonds are all in denomination of NT$1,000 thousand with annual interest rate at 3.5% and with effective interest rate at 3.2% as of December 31, 2017 and 2018. The bonds were classified as other financial assets－non-current under IAS 39. Refer to Notes 3 and 14 for information relating to its reclassification and comparative information for prior periods.

9.	CREDIT RISK MANAGEMENT FOR INVESTMENTS IN DEBT INSTRUMENTS- 2018

The Group’s investment in unsecured subordinate corporate bonds is rated the equivalent of investment grade or higher and has low credit risk for the purpose of impairment assessment.

There was no significant increase in credit risk of such debt instrument since initial recognition leading to changes in interest rates and terms, and there was also no significant change in bond issuer’s operation affecting the ability performing debt obligation. We evaluated that no expected credit losses existed. The Group reviews changes in bond yields and other public information periodically and makes an assessment whether there has been a significant increase in lifetime ECL since initial recognition.

10.	AVAILABLE-FOR-SALE FINANCIAL ASSETS - 2017

December 31, 2017
NT$

Unquoted ordinary shares	$605,110
Quoted ordinary shares	279,791
Limited partnership	246,072
Unquoted preferred shares	57,367
Open-end mutual funds	23,825
1,212,165
Current	89,159

Non-current	$1,123,006

11.	TRADE RECEIVABLES, NET

	December 31
	2017	2018
	NT$	NT$	US$ (Note 4)

At amortized cost
Gross carrying amount	$55,265,607	$79,636,748	$2,601,658
Less: Allowance for impairment loss	64,901	155,389	5,077

	$55,200,706	$79,481,359	$2,596,581

a.	For the year ended December 31, 2018

The Group’s average credit terms were 30 to 90 days. The Group evaluates the risk and probability of credit loss by reference to the Group’s past experiences, financial condition of each customer, as well as general economic conditions, competitive advantage and future development of the industry in which the customer operates. The Group then reviews the recoverable amount of each individual trade receivable at each balance sheet date to ensure that adequate allowance is made for possible irrecoverable amounts. In this regard, management believes the Group’s credit risk was significantly reduced. In addition, the Group applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which permits the use of lifetime expected loss provision for all trade receivables. The expected credit losses on trade receivables are estimated using a provision matrix by reference to past default experience of the debtor and an analysis of the debtor’s current financial position, adjusted for general economic conditions of the industry in which the debtors operate and an assessment of both the current as well as the forecast direction of economic conditions at each balance sheet date.

The Group writes off a trade receivable when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery. For trade receivables that have been written off, the Group continues to engage in enforcement activity to attempt to recover the receivables due. Where recoveries are made, these are recognized in profit or loss.

The following table details the loss allowance of trade receivables based on the Group’s provision matrix.

December 31, 2018

	Not Past Due	Overdue 1 to 30 days	Overdue 31 to 90 Days	Overdue Over 91 Days	Individually Impaired	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Expected credit loss rate	0%	0~10%	0~50%	1~100%	0~100%	-

Gross carrying amount	$71,819,583	$6,537,819	$778,799	$405,707	$94,840	$79,636,748
Loss allowance (Lifetime ECL)	(7,119)	(4,463)	(14,949)	(40,080)	(88,778)	(155,389)

Amortized cost	$71,812,464	$6,533,356	$763,850	$365,627	$6,062	$79,481,359

	Not Past Due	Overdue 1 to 30 days	Overdue 31 to 90 Days	Overdue Over 91 Days	Individually Impaired	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Expected credit loss rate	0%	0~10%	0~50%	1~100%	0~100%	-

Gross carrying amount	$2,346,278	$213,585	$25,443	$13,254	$3,098	$2,601,658
Loss allowance (Lifetime ECL)	(233)	(147)	(488)	(1,309)	(2,900)	(5,077)

Amortized cost	$2,346,045	$213,438	$24,955	$11,945	$198	$2,596,581

The movements of the loss allowance of trade receivables were as follows:

	For the Year Ended December 31, 2018
	NT$	US$ (Note 4)

Balance at January 1, 2018	$64,901	$2,120
Net remeasurement of loss allowance	150,128	4,905
Acquisition through business combinations	3,482	114
Amounts written off	(60,109)	(1,964)
Effects of foreign currency exchange differences	(3,013)	(98)

Balance at December 31, 2018	$155,389	$5,077

b.	For the year ended December 31, 2017

The credit term that ASE and its subsidiaries applied in 2017 was identical with that applied by the Group in 2018. Allowance for doubtful debts is assessed by reference to the collectability of receivables by evaluating the account aging, historical experience and current financial condition of customers.

Aging of receivables based on the past due date

December 31, 2017
NT$

Not past due	$49,599,512
1 to 30 days	4,986,491
31 to 90 days	562,200
More than 91 days	117,404

$55,265,607

Aging of receivables that were past due but not impaired

December 31, 2017
NT$

1 to 30 days	$4,942,677
31 to 90 days	378,526

$5,321,203

Except for those impaired, ASE and its subsidiaries had not provided an allowance for doubtful debts on trade receivables at each balance sheet date since there has not been a significant change in credit quality and the amounts were still considered collectible. ASE and its subsidiaries did not hold any collateral or other credit enhancements over these balances nor did it have a legal right to offset against any amounts owed by ASE and its subsidiaries to counterparties.

Movement of the allowance for doubtful trade receivables

	Impaired Individually	Impaired Collectively	Total
	NT$	NT$	NT$

Balance at January 1, 2016	$39,046	$43,860	$82,906
Impairment losses reversed	(21,501)	(6,521)	(28,022)
Effect of foreign currency exchange differences	(1,092)	(83)	(1,175)
Balance at December 31, 2016	16,453	37,256	53,709
Impairment losses recognized	9,527	4,102	13,629
Amounts written off	-	(34)	(34)
Effect of foreign currency exchange differences	(850)	(1,553)	(2,403)

Balance at December 31, 2017	$25,130	$39,771	$64,901

12.	INVENTORIES

	December 31
	2017	2018
	NT$	NT$	US$ (Note 4)

Finished goods	$6,740,816	$7,680,083	$250,901
Work in process	3,452,332	3,195,478	104,393
Raw materials	12,625,502	23,250,801	759,582
Supplies	894,196	1,892,194	61,816
Raw materials and supplies in transit	548,065	608,895	19,892
	$24,260,911	$36,627,451	$1,196,584

The cost of inventories recognized as operating costs for the years ended December 31, 2016, 2017 and 2018 were NT$219,630,270 thousand, NT$237,193,286 thousand and NT$309,020,850 thousand (US$10,095,421 thousand), respectively, which included write-downs of inventories at NT$451,780 thousand, NT$398,824 thousand and NT$980,927 thousand (US$32,046 thousand), respectively.

13.	INVENTORIES RELATED TO REAL ESTATE BUSINESS

	December 31
	2017	2018
	NT$	NT$	US$ (Note 4)

Land and buildings held for sale	$25,825	$20,734	$677
Construction in progress	8,106,166	8,252,348	269,597
Land held for construction	1,687,525	1,787,526	58,397
	$9,819,516	$10,060,608	$328,671

Construction in progress is mainly located on Hutai Road in Shanghai, China and Lidu Road in Kun Shan, China. The capitalized borrowing costs for the years ended December 31, 2016, 2017 and 2018 are disclosed in Note 26.

Construction in progress located on Caobao Road in Shanghai, China was completed in the third quarter of 2017 and immediately leased out for the lease business. As a result, the Group reclassified those buildings and land use right under the line item of inventories related to real estate business to investment properties of NT$6,971,372 thousand and long-term prepayments for lease of NT$5,798,449 thousand, respectively.

As of December 31, 2017 and 2018, inventories related to real estate business of NT$9,818,869 thousand and NT$10,060,608 thousand (US$328,671 thousand), respectively, are expected to be recovered longer than twelve months.

Refer to Note 38 for the carrying amount of inventories related to real estate business that had been pledged by the Group to secure bank borrowings.

14.	OTHER FINANCIAL ASSETS

	December 31
	2017	2018
	NT$	NT$	US$ (Note 4)

Time deposits with original maturity of over three months	$405,520	$6,320,669	$206,490
Guarantee deposits	170,594	766,190	25,031
Pledged time deposits (Note 38)	59,456	496,847	16,231
Unsecured subordinate corporate bonds (Notes 8 and 9)	1,000,000	-	-
Others (Note 38)	7,270	55	2
	1,642,840	7,583,761	247,754
Current	472,340	6,539,467	213,638

Non-current	$1,170,500	$1,044,294	$34,116

15.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

	December 31
	2017	2018
	NT$	NT$	US$ (Note 4)

Investments in associates	$48,267,237	$9,131,814	$298,328
Investments in joint venture	486,514	180,494	5,896

	$48,753,751	$9,312,308	$304,224

a.	Investments in associates

1)	Investments in associates accounted for using the equity method consisted of the following:

			Carrying Amount as of December 31
			2017	2018
		Operating	NT$	NT$	US$ (Note 4)
Name of Associate	Main Business	Location

Material associate
SPIL	Engaged in the assembly, testing and turnkey services of integrated circuits	R.O.C.	$45,210,371	$-	$-

Associates that are not individually material
Deca Technologies Inc. （”DECA”）	Holding company and the group engaged in manufacturing, development and marketing of wafer level packaging and interconnect technology	British Cayman Islands	1,583,124	866,312	28,302

Hung Ching Development & Construction Co. (“HC”)	Engaged in the development, construction and leasing of real estate properties	R.O.C.	1,248,711	1,095,233	35,780

			Carrying Amount as of December 31
			2017	2018
		Operating	NT$	NT$	US$ (Note 4)
Name of Associate	Main Business	Location

Hung Ching Kwan Co. (“HCK”)	Engaged in the leasing of real estate properties	R.O.C.	$309,630	$295,772	$9,663
Advanced Microelectronic Products Inc. (“AMPI”)	Engaged in integrated circuit	R.O.C.	215,550	184,134	6,015
ChipMOS Technologies Inc. (“ChipMOS”)	Engaged in the packaging and testing of semiconductors	R.O.C.	-	4,237,982	138,451
Yann Yuan Investment Co., Ltd. (“Yann Yuan”)	Engaged in investing activities	R.O.C.	-	2,752,530	89,923
			48,567,386	9,431,963	308,134
	Less: Deferred gain on transfer of land		300,149	300,149	9,806

			$48,267,237	$9,131,814	$298,328

2)	At each balance sheet date, the percentages of ownership held by the Group were as follows:

	December 31
	2017	2018

SPIL	33.29%	-
DECA	22.04%	22.04%
HC	26.22%	26.22%
HCK	27.31%	27.31%
AMPI	38.76%	38.76%
ChipMOS	-	20.47%
Yann Yuan	-	32.21%

As disclosed in Note 1, the Company acquired all issued and outstanding ordinary shares of SPIL on April 30, 2018 (the acquisition date) in accordance with the joint share exchange agreement and had the control over SPIL. The investment in SPIL originally accounted for using the equity method was remeasured to the fair value at the acquisition date. The gain arising on remeasurement of NT$7,421,408 thousand (US$ 242,451 thousand) was recognized under the line item of other gains, net (Note 26) in the consolidated statements of comprehensive income for the year ended December 31, 2018.

Following the acquisition of 100% shareholdings of SPIL on April 30, 2018, the Company indirectly held ordinary shares of ChipMOS and Yann Yuan through SPIL. In June 2018, SPIL, acquired additional 19,159 thousand ordinary shares of ChipMOS from open market with total cash consideration of NT$451,563 thousand (US$14,752 thousand). As a result, the percentage of ownership in ChipMOS was increased from 18.23% to 20.47% and the SPIL had significant influence over ChipMOS. As of December 31, 2018, the Group has completed the identification of the difference between the cost of the investment and the Group’ share of the net fair value of ChipMOS’ identifiable assets and liabilities.

The Group evaluated the recoverable amount of its investment in DECA by the present value of cash flow projection made by DECA’s management with discount rate of 14.1%. The recoverable amount was lower than its carrying amount and, therefore, the Group recognized an impairment loss of NT$521,010 thousand (US$17,021 thousand) under the line item of other gains, net in the consolidated statements of comprehensive income for the year ended December 31, 2018 (Note 26).

3)	Fair values (Level 1 inputs in terms of IFRS 13) of investments in associates with available published price quotation are summarized as follows:

	December 31
	2017	2018
	NT$	NT$	US$ (Note 4)

SPIL	$52,176,190	$-	$-
HC	$1,695,156	$1,537,307	$50,222
AMPI	$468,572	$369,925	$12,085
ChipMOS	$-	$3,886,561	$126,970

4)	Summarized financial information in respect of the Group’s material associate

The summarized financial information below represents amounts shown in SPIL’s consolidated financial statements prepared in accordance with IFRSs and adjusted by the Group for equity method accounting purposes.

December 31, 2017
NT$

Current assets	$49,065,912
Non-current assets	101,693,417
Current liabilities	(26,194,615)
Non-current liabilities	(27,213,266)

Equity	$97,351,448

Proportion of the Group’s ownership interest in SPIL	33.29%

Net assets attributable to the Group	$32,408,297
Goodwill	12,802,074

Carrying amount	$45,210,371

	For the Year Ended December 31, 2016	For the Year Ended December 31, 2017	For the Period from January 1, 2018 through April 29, 2018
	NT$	NT$	NT$	US$ (Note 4)

Operating revenue	$85,111,913	$83,554,385	$26,169,040	$854,918
Gross profit	$15,027,247	$12,464,792	$4,421,493	$144,446
Profit before income tax	$7,351,661	$4,347,810	$848,072	$27,706

Net profit	$5,484,462	$2,822,231	$413,317	$13,503
Other comprehensive income (loss)	(2,373,532)	579,057	633,879	20,708

Total comprehensive income	$3,110,930	$3,401,288	$1,047,196	$34,211
Cash dividends received from SPIL	$3,941,740	$1,815,275	$-	$-

5)	Aggregate information of associates that are not individually material

	For the Year Ended December 31
	2016	2017	2018
	NT$	NT$	NT$	US$ (Note 4)

The Group’s share of:
Net profit (loss)	$(139,366)	$(190,532)	$147,535	$4,820
Other comprehensive income (loss)	(115,650)	59,676	(613,471)	(20,042)

Total comprehensive loss	$(255,016)	$(130,856)	$(465,936)	$(15,222)

b.	Investments in joint venture

1)	The joint venture that was not individually material and accounted for using the equity method was the Group’s investment in ASE Embedded Electronics Inc. (“ASEEE”). As of December 31, 2017 and 2018, the percentages of ownership were both 51%. ASEEE is located in R.O.C. and engaged in the production of embedded substrate.

2)	ASE’s board of directors resolved in February 2019 to purchase ordinary shares newly issued by ASEEE at par value through its capital increase by cash. The total consideration will not be more than NT$1,500,000 thousand (US$49,004 thousand), representing 150,000 thousand ordinary shares.

3)	Aggregate information of the Group’s joint venture that is not individually material

	For the Year Ended December 31
	2016	2017	2018
	NT$	NT$	NT$	US$ (Note 4)

The Group’s share of net loss and total comprehensive loss	$(90,478)	$(184,366)	$(306,156)	$(10,002)

16.	PROPERTY, PLANT AND EQUIPMENT

The carrying amounts of each class of property, plant and equipment were as follows:

	December 31
	2017	2018
	NT$	NT$	US$ (Note 4)

Land	$3,258,518	$10,165,969	$332,113
Buildings and improvements	58,272,864	78,963,937	2,579,678
Machinery and equipment	66,185,198	108,087,970	3,531,133
Other equipment	1,588,113	6,463,160	211,145
Construction in progress and machinery in transit	5,863,713	10,911,552	356,470

	$135,168,406	$214,592,588	$7,010,539

For the year ended December 31, 2016

	Land	Buildings and improvements	Machinery and equipment	Other equipment	Construction in progress and machinery in transit	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2016	$3,381,300	$94,447,932	$243,283,607	$7,722,408	$6,397,760	$355,233,007
Additions	-	22,341	94,480	470,901	27,093,140	27,680,862
Disposals	-	(684,698)	(5,956,179)	(159,822)	(268,782)	(7,069,481)
Reclassification	-	5,110,102	19,661,732	691,276	(25,463,285)	(175)
Acquisitions through business combinations	-	-	-	1,159	-	1,159
Effect of foreign currency exchange differences	(16,287)	(2,637,502)	(8,882,884)	(251,261)	(45,291)	(11,833,225)

Balance at December 31, 2016	$3,365,013	$96,258,175	$248,200,756	$8,474,661	$7,713,542	$364,012,147

Accumulated depreciation and impairment

Balance at January 1, 2016	$-	$34,646,878	$164,568,298	$5,907,414	$113,342	$205,235,932
Depreciation expenses	-	5,114,263	22,983,290	864,061	-	28,961,614
Impairment losses recognized	-	620	876,123	5,564	5,924	888,231
Disposals	-	(449,198)	(5,544,489)	(151,875)	(100,049)	(6,245,611)
Reclassification	-	(5,123)	9,660	(4,537)	-	-
Acquisitions through business combinations	-	-	-	824	-	824
Effect of foreign currency exchange differences	-	(1,077,896)	(7,392,888)	(236,371)	(1,929)	(8,709,084)

Balance at December 31, 2016	$-	$38,229,544	$175,499,994	$6,385,080	$17,288	$220,131,906

For the year ended December 31, 2017

	Land	Buildings and improvements	Machinery and equipment	Other equipment	Construction in progress and machinery in transit	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2017	$3,365,013	$96,258,175	$248,200,756	$8,474,661	$7,713,542	$364,012,147
Additions	-	350,434	102,301	130,659	23,094,288	23,677,682
Disposals	-	(609,294)	(8,449,949)	(763,937)	(73,248)	(9,896,428)
Reclassification	(35,965)	6,483,392	18,331,738	174,947	(25,428,464)	(474,352)
Effect of foreign currency exchange differences	(70,530)	(2,294,779)	(4,986,843)	(204,250)	557,595	(6,998,807)

Balance at December 31, 2017	$3,258,518	$100,187,928	$253,198,003	$7,812,080	$5,863,713	$370,320,242

Accumulated depreciation and impairment

Balance at January 1, 2017	$-	$38,229,544	$175,499,994	$6,385,080	$17,288	$220,131,906
Depreciation expenses	-	5,156,558	22,722,307	746,422	-	28,625,287
Impairment losses recognized	-	2,310	286,880	368	-	289,558
Disposals	-	(478,903)	(7,540,654)	(720,319)	(17,288)	(8,757,164)
Reclassification	-	(210,080)	34,452	(24,117)	-	(199,745)
Effect of foreign currency exchange differences	-	(784,365)	(3,990,174)	(163,467)	-	(4,938,006)

Balance at December 31, 2017	$-	$41,915,064	$187,012,805	$6,223,967	$-	$235,151,836

For the year ended December 31, 2018

	Land	Buildings and improvements	Machinery and equipment	Other equipment	Construction in progress and machinery in transit	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2018	$3,258,518	$100,187,928	$253,198,003	$7,812,080	$5,863,713	$370,320,242
Additions	-	144,898	192,673	84,860	38,669,807	39,092,238
Disposals	-	(677,206)	(26,493,282)	(2,251,060)	(34,902)	(29,456,450)
Reclassification	-	5,388,709	32,060,513	2,148,211	(39,612,324)	(14,891)
Acquisition through business combinations (Note 30)	6,880,400	37,127,957	95,810,062	11,122,171	5,781,189	156,721,779
Effect of foreign currency exchange differences	27,051	(464,275)	(929,579)	(78,095)	244,069	(1,200,829)

Balance at December 31, 2018	$10,165,969	$141,708,011	$353,838,390	$18,838,167	$10,911,552	$535,462,089

(Continued)

	Land	Buildings and improvements	Machinery and equipment	Other equipment	Construction in progress and machinery in transit	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Accumulated depreciation and impairment

Balance at January 1, 2018	$-	$41,915,064	$187,012,805	$6,223,967	$-	$235,151,836
Depreciation expenses	-	6,325,948	31,751,251	1,816,587	-	39,893,786
Impairment losses recognized	-	29,531	97,680	5,860	-	133,071
Disposals	-	(491,033)	(25,704,778)	(2,070,302)	-	(28,266,113)
Reclassification	-	(265)	-	-	-	(265)
Acquisition through business combinations (Note 30)	-	15,097,920	53,210,063	6,428,174	-	74,736,157
Effect of foreign currency exchange differences	-	(133,091)	(616,601)	(29,279)	-	(778,971)

Balance at December 31, 2018	$-	$62,744,074	$245,750,420	$12,375,007	$-	$320,869,501

(Concluded)

	Land	Buildings and improvements	Machinery and equipment	Other equipment	Construction in progress and machinery in transit	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Cost

Balance at January 1, 2018	$106,453	$3,273,046	$8,271,741	$255,213	$191,562	$12,098,015
Additions	-	4,734	6,294	2,772	1,263,306	1,277,106
Disposals	-	(22,124)	(865,511)	(73,540)	(1,140)	(962,315)
Reclassification	-	176,044	1,047,387	70,180	(1,294,097)	(486)
Acquisition through business combinations (Note 30)	224,776	1,212,936	3,130,025	363,351	188,866	5,119,954
Effect of foreign currency exchange differences	884	(15,168)	(30,368)	(2,551)	7,973	(39,230)

Balance at December 31, 2018	$332,113	$4,629,468	$11,559,568	$615,425	$356,470	$17,493,044

Accumulated depreciation and impairment

Balance at January 1, 2018	$	$1,369,326	$6,109,533	$203,331	$-	$7,682,190
Depreciation expense	-	206,663	1,037,283	59,346	-	1,303,292
Impairment losses recognized	-	965	3,191	192	-	4,348
Disposals	-	(16,042)	(839,751)	(67,635)	-	(923,428)
Reclassification	-	(9)	-	-	-	(9)
Acquisition through business combinations (Note 30)	-	493,235	1,738,323	210,003	-	2,441,561
Effect of foreign currency exchange differences	-	(4,348)	(20,144)	(957)	-	(25,449)

Balance at December 31, 2018	$-	$2,049,790	$8,028,435	$404,280	$-	$10,482,505

Due to the Group’s future operation plans and capacity evaluation or production demands in segment of packaging and testing, the Group believed that a portion of property, plant and equipment does not qualify for the production needs and, therefore, recognized an impairment loss of NT$888,231 thousand, NT$289,558 thousand and NT$133,071 thousand (US$4,348 thousand) under the line item of other operating income and expenses in the consolidated statements of comprehensive income (Note 26) for the years ended December 31, 2016, 2017 and 2018, respectively. The recoverable amount of a portion of the impaired property, plant and equipment is determined by its fair value less costs of disposal, of which the fair value is based on the recent quoted prices of assets with similar age and obsolescence that provided by the vendors in secondary market which represent a Level 3 input because the secondary market is not very active. The recoverable amount of the other portion of the impaired property, plant and equipment is determined on the basis of its value in use and the Group expects to derive zero future cash flows from these assets.

Each class of property, plant and equipment was depreciated on a straight-line basis over the following useful lives:

Buildings and improvements
Main plant buildings	10-55 years
Cleanrooms	10-20 years
Others	3-20 years
Machinery and equipment	2-10 years
Other equipment	2-20 years

The capitalized borrowing costs for the years ended December 31, 2016, 2017 and 2018 are disclosed in Note 26.

17.	INVESTMENT PROPERTIES

	Land	Buildings and improvements	Total
	NT$	NT$	NT$

Cost

Balance at January 1, 2017	$-	$-	$-
Additions	-	186,535	186,535
Disposals	-	(342)	(342)
Transferred from inventories related to real estate business and property, plant and equipment	35,965	8,114,110	8,150,075
Effects of foreign currency exchange differences	-	106,482	106,482

Balance at December 31, 2017	$35,965	$8,406,785	$8,442,750

Accumulated depreciation and impairment

Balance at January 1, 2017	$-	$-	$-
Depreciation expenses	-	122,231	122,231
Disposals	-	(161)	(161)
Transferred from property, plant and equipment	-	199,745	199,745
Effects of foreign currency exchange differences	-	1,499	1,499

Balance at December 31, 2017	$-	$323,314	$323,314

Carrying amount at December 31, 2017	$35,965	$8,083,471	$8,119,436

	Land	Buildings and improvements	Total
	NT$	NT$	NT$

Cost

Balance at January 1, 2018	$35,965	$8,406,785	$8,442,750
Additions	-	125,853	125,853
Transferred from property, plant and equipment	-	14,891	14,891
Effects of foreign currency exchange differences	-	(137,739)	(137,739)

Balance at December 31, 2018	$35,965	$8,409,790	$8,445,755

Accumulated depreciation and impairment

Balance at January 1, 2018	$-	$323,314	$323,314
Depreciation expenses	-	392,667	392,667
Transferred from property, plant and equipment	-	265	265
Effects of foreign currency exchange differences	-	(8,870)	(8,870)

Balance at December 31, 2018	$-	$707,376	$707,376

Carrying amount at December 31, 2018	$35,965	$7,702,414	$7,738,379

	Land	Buildings and improvements	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Cost

Balance at January 1, 2018	$1,175	$274,642	$275,817
Additions	-	4,111	4,111
Transferred from property, plant and equipment	-	487	487
Effects of foreign currency exchange differences	-	(4,500)	(4,500)

Balance at December 31, 2018	$1,175	$274,740	$275,915

Accumulated depreciation and impairment

Balance at January 1, 2018	$-	$10,562	$10,562
Depreciation expenses	-	12,828	12,828
Transferred from property, plant and equipment	-	9	9
Effects of foreign currency exchange differences	-	(290)	(290)

Balance at December 31, 2018	$-	$23,109	$23,109

Carrying amount at December 31, 2018	$1,175	$251,631	$252,806

The investment properties were depreciated on a straight-line basis over the following useful lives:

Main buildings	10-40 years
Others	3-20 years

The fair value of the investment properties was approximately NT$11,560,440 thousand and NT$11,764,829 thousand (US$384,346 thousand) as of December 31, 2017 and 2018, respectively, which was measured using the market approach and the income approach based on level 3 inputs by independent professional appraisers. The significant unobservable inputs were discounted rates.

Investment properties are held under freehold interests. Refer to Note 38 for the carrying amount of the investment properties that had been pledged by the Group to secure borrowings.

18.	GOODWILL

	Cost	Accumulated impairment	Carrying amount
	NT$	NT$	NT$

Balance at January 1, 2016	$12,495,515	$1,988,996	$10,506,519
Acquisitions through business combinations (Note 30)	15,323	-	15,323
Effect of foreign currency exchange differences	(31,533)	-	(31,533)
Balance at December 31, 2016	12,479,305	1,988,996	10,490,309
Impairment losses recognized	-	425,117	(425,117)
Effect of foreign currency exchange differences	(130,698)	-	(130,698)
Balance at December 31, 2017	12,348,607	2,414,113	9,934,494

	Cost	Accumulated impairment	Carrying amount
	NT$	NT$	NT$

Acquisition through business combinations (Note 30)	$39,990,231	$-	$39,990,231
Effect of foreign currency exchange differences	49,721	-	49,721

Balance at December 31, 2018	$52,388,559	$2,414,113	$49,974,446

	Cost	Accumulated impairment	Carrying amount
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Balance at January 1, 2018	$403,418	$78,867	$324,551
Acquisition through business combinations (Note 30)	1,306,443	-	1,306,443
Effect of foreign currency exchange differences	1,624	-	1,624

Balance at December 31, 2018	$1,711,485	$78,867	$1,632,618

a.	Allocating goodwill to cash-generating units

Goodwill had been allocated to the following cash-generating units for impairment testing purposes: packaging segment, testing segment, EMS segment and other segment. The carrying amounts of goodwill allocated to cash-generating units were as follows:

	December 31
	2017	2018
Cash-generating units	NT$	NT$	US$ (Note 4)

Packaging segment	$1,362,724	$35,729,371	$1,167,245
Testing segment	7,775,581	13,448,886	439,362
Others	796,189	796,189	26,011

	$9,934,494	$49,974,446	$1, 632,618

b.	Impairment assessment

At the end of each year, the Group performs impairment assessment by reviewing the recoverable amounts based on value in use which incorporates cash flow projections estimated by management covering a five-year period. The cash flows beyond that five-year period have been extrapolated using a steady per annum growth rate. In assessing value in use, the estimated future cash flows are discounted to their present value using annual discount rates which were 9.09%-10.49%, 8.97%-11.29% and 8.01%- 8.57% as of December 31, 2016, 2017 and 2018, respectively. The key assumption used in value in use calculations was the growth rates for operating revenue, which were based on the revenue forecast for the Group and the industry as well as the Group’s historical experience.

As of December 31, 2017, the recoverable amount of other segment was lower than its carrying amount since its actual growth in revenue did not meet its forecast previously made by management. The review led to the recognition of an impairment loss of NT$425,117 thousand under the line item of other operating income and expenses, net (Note 26) in the consolidated statements of comprehensive income for the year ended December 31, 2017.

Management believed that any reasonably possible change in the key assumptions on which recoverable amount would not cause the aggregate carrying amount of the cash-generating unit to exceed its aggregate recoverable amount significantly.

19.	OTHER INTANGIBLE ASSETS

The carrying amounts of each class of other intangible assets were as follows:

	December 31
	2017	2018
	NT$	NT$	US$ (Note 4)

Customer relationships	$113,776	$10,366,797	$338,673
Computer software	864,331	1,159,682	37,886
Patents and acquired specific technology	319,402	19,255,669	629,065
Others	109,356	115,552	3,775

	$1,406,865	$30,897,700	$1,009,399

For the year ended December 31, 2016

	Customer relationships	Computer software	Patents and acquired specific technology	Others	Total
	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2016	$915,636	$3,338,360	$154,082	$193,338	$4,601,416
Additions (Note 37)	-	372,188	301,351	1,605	675,144
Disposals or derecognization	(41,099)	(80,537)	(1,310)	-	(122,946)
Reclassification	-	-	786	-	786
Acquisitions through business combinations	41,099	-	64,380	30	105,509
Effect of foreign currency exchange differences	-	(77,782)	(4,846)	(2,581)	(85,209)

Balance at December 31, 2016	$915,636	$3,552,229	$514,443	$192,392	$5,174,700

Accumulated amortization

Balance at January 1, 2016	$641,234	$2,385,038	$138,386	$54,665	$3,219,323
Amortization expense	121,412	345,836	24,154	17,421	508,823
Disposals or derecognization	(41,099)	(58,765)	(1,310)	-	(101,174)
Reclassification	-	-	786	-	786
Acquisitions through business combinations	-	-	483	23	506
Effect of foreign currency exchange differences	-	(63,407)	(7,283)	(135)	(70,825)

Balance at December 31, 2016	$721,547	$2,608,702	$155,216	$71,974	$3,557,439

For the year ended December 31, 2017

	Customer relationships	Computer software	Patents and acquired specific technology	Others	Total
	NT$	NT$	NT$	NT$	NT$
Cost

Balance at January 1, 2017	$915,636	$3,552,229	$514,443	$192,392	$5,174,700
Additions	-	265,497	-	12,328	277,825
Disposals	-	(83,595)	(123,744)	(4,978)	(212,317)
Effect of foreign currency exchange differences	-	(47,679)	(1,213)	(988)	(49,880)

Balance at December 31, 2017	$915,636	$3,686,452	$389,486	$198,754	$5,190,328

Accumulated amortization

Balance at January 1, 2017	$721,547	$2,608,702	$155,216	$71,974	$3,557,439
Amortization expense	80,313	316,580	43,493	17,280	457,666
Disposals	-	(72,481)	(123,743)	-	(196,224)
Effect of foreign currency exchange differences	-	(30,680)	(4,882)	144	(35,418)

Balance at December 31, 2017	$801,860	$2,822,121	$70,084	$89,398	$3,783,463

For the year ended December 31, 2018

	Customer relationships	Computer software	Patents and acquired specific technology	Others	Total
	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2018	$915,636	$3,686,452	$389,486	$198,754	$5,190,328
Additions	-	528,883	-	8,776	537,659
Disposals	-	(95,358)	(231)	(4,000)	(99,589)
Acquisition through business combinations (Note 30)	11,000,000	274,868	20,200,000	32,800	31,507,668
Effect of foreign currency exchange differences	-	6,200	(899)	(332)	4,969

Balance at December 31, 2018	$11,915,636	$4,401,045	$20,588,356	$235,998	$37,141,035

(Continued)

	Customer relationships	Computer software	Patents and acquired specific technology	Others	Total
	NT$	NT$	NT$	NT$	NT$

Accumulated amortization

Balance at January 1, 2018	$801,860	$2,822,121	$70,084	$89,398	$3,783,463
Amortization expense	746,979	373,536	1,263,309	18,626	2,402,450
Disposals	-	(95,202)	(231)	(4,000)	(99,433)
Acquisition through business combinations (Note 30)	-	137,799	-	15,483	153,282
Effect of foreign currency exchange differences	-	3,109	(475)	939	3,573

Balance at December 31, 2018	$1,548,839	$3,241,363	$1,332,687	$120,446	$6,243,335

(Concluded)

	Customer relationships	Computer software	Patents and acquired specific technology	Others	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)
Cost

Balance at January 1, 2018	$29,913	$120,433	$12,724	$6,493	$169,563
Additions	-	17,278	-	287	17,565
Disposals	-	(3,115)	(8)	(131)	(3,254)
Acquisition through business combinations	359,359	8,980	659,915	1,072	1,029,326
Effect of foreign currency exchange differences	-	202	(29)	(11)	162

Balance at December 31, 2018	$389,272	$143,778	$672,602	$7,710	$1,213,362

Accumulated amortization

Balance at January 1, 2018	$26,196	$92,196	$2,290	$2,921	$123,603
Amortization expense	24,403	12,203	41,271	608	78,485
Disposals	-	(3,110)	(8)	(131)	(3,249)
Acquisition through business combinations	-	4,502	-	506	5,008
Effect of foreign currency exchange differences	-	101	(16)	31	116

Balance at December 31, 2018	$50,599	$105,892	$43,537	$3,935	$203,963

Each class of other intangible assets was amortized on the straight-line basis over the following useful lives:

Customer relationships	11 years
Computer software	2-10 years
Patents and acquired specific technology	5-15 years
Others	5-32 years

20.	LONG-TERM PREPAYMENTS FOR LEASE

Long-term prepayments for lease mainly represented land use rights located in China with periods for use from 30 to 70 years and will expire through 2048 to 2089.

21.	BORROWINGS

a.	Short-term borrowings

Bank loans

Short-term borrowings mainly represented unsecured revolving bank loans with annual interest rates at 0.80%-4.79% and 0.76%-5.10% as of December 31, 2017 and 2018, respectively.

b.	Long-term borrowings

1)	Bank loans

	December 31
	2017	2018
	NT$	NT$	US$ (Note 4)

Working capital bank loans
Syndicated bank loans - repayable through May 2019 to May 2023, annual interest rates were 2.61% -2.70% and 1.80% as of December 31, 2017 and 2018, respectively	$4,761,600	$55,000,000	$1,796,798
Others - repayable through February 2019 to October 2023, annual interest rates were 0.93%-2.10% and 0.75%-3.77% as of December 31, 2017 and 2018, respectively	23,941,947	75,533,354	2,467,604
Mortgage loans
Repayable through July 2019 to June 2023, annual interest rates were 4.95%-5.39% and 5.39% as of December 31, 2017 and 2018	4,705,149	4,393,826	143,542
	33,408,696	134,927,180	4,407,944
Less: unamortized arrangement fee	1,200	128,083	4,184
	33,407,496	134,799,097	4,403,760
Less: current portion	8,261,625	10,779,034	352,141

	$25,145,871	$124,020,063	$4,051,619

Pursuant to some of the above working capital bank loans agreements, the Company and its subsidiaries should maintain certain financial covenants including current ratio, leverage ratio, tangible net assets and interest coverage ratio. Such financial ratios are calculated based on each of their annual audited consolidated financial statements or semi-annual reviewed consolidated financial statements. The Company and its subsidiaries were in compliance with all of the financial covenants as of December 31, 2017 and 2018.

2)	Long-term bills payable

	December 31
	2017	2018
	NT$	NT$	US$ (Note 4)

China Bills Finance Corporation, repayable in February 2020, annual interest rate were 0.96% and 0.99% as of December 31, 2017 and 2018, respectively	$1,000,000	$1,000,000	$32,669
International Bills Finance Corporation, repayable in March 2020, annual interest rate were 0.96% and %1.00% as of December 31, 2017 and 2018, respectively	1,000,000	1,000,000	32,669
Ta Ching Bills Finance Corporation, repayable in January 2020, annual interest rates was 0.98% as of December 31, 2018	-	1,100,000	35,936
	2,000,000	3,100,000	101,274
Less: unamortized discounts	868	768	25

	$1,999,132	$3,099,232	$101,249

22.	BONDS PAYABLE

	December 31
	2017	2018
	NT$	NT$	US$ (Note 4)

Unsecured domestic bonds
Repayable at maturity in January 2021 and interest due annually with annual interest rate at 1.30%	$7,000,000	$7,000,000	$228,683
Repayable at maturity in January 2023 and interest due annually with annual interest rate at 1.50%	2,000,000	2,000,000	65,338
Repayable at maturity in January 2022 and interest due annually with annual interest rate at 1.25%	3,700,000	3,700,000	120,876
Repayable at maturity in January 2024 and interest due annually with annual interest rate at 1.45%	4,300,000	4,300,000	140,477

	December 31
	2017	2018
	NT$	NT$	US$ (Note 4)

Unsecured convertible overseas bonds
US$200,000 thousand (linked to New Taiwan dollar)	$6,185,600	$-	$-
	23,185,600	17,000,000	555,374
Less: discounts on bonds payable	42,820	14,064	459
	23,142,780	16,985,936	554,915
Less: current portion	6,161,197	-	-

	$16,981,583	$16,985,936	$554,915

a.	In September 2013, ASE offered the third unsecured convertible overseas bonds (the “Bonds”) in US$400,000 thousand. The Bonds are zero coupon bonds with a maturity of 5 years. In 2017, the Bonds holders have exercised the conversion right to convert the Bonds of US$399,600 thousand into ASE’s ordinary shares at conversion prices from NT$27.95 to NT$28.96. Except those have been converted, ASE, based on the board of directors’ resolution, has early redeemed the outstanding Bonds of US$400 thousand in September 2017.

b.	In July 2015, ASE offered the fourth unsecured convertible overseas bonds (the “Currency Linked Bonds”) in US$200,000 thousand. The Currency Linked Bonds are zero coupon bonds with a maturity of 2.75 years. The Currency Linked Bonds were expired in March 2018 and none has been exercised. ASE redeemed the Currency Linked Bonds in cash in an amount by converting the par value into New Taiwan dollar amount using a fixed exchange rate of US$1 to NT$30.928 and then back to U.S. dollar amount using the applicable prevailing rate at the time of redemption. At the same time, ASE reclassified NT$214,022 thousand from capital surplus arising from equity component of convertible bonds to capital surplus arising from expired share options.

c.	To focus on corporate sustainability and to carry out the commitment to environmental protection and energy conservation, Anstock II Limited, a subsidiary the Company 100% owned, offered overseas bonds in US$300,000 thousand with the maturity of 3 years and annual interest rate of 2.125% (the “Green Bonds”) in July 2014. The Green Bonds are unconditionally and irrevocably guaranteed by ASE and the proceeds were used to fund certain eligible projects to promote the Group’s transition to low-carbon and climate resilient growth. The Company’s subsidiary has repaid the Green Bonds in July 2017.

d.	In October 2014, SPIL offered the fourth unsecured convertible overseas bonds (the “SPIL Bonds”) in US$400,000 thousand. The SPIL Bonds are zero coupon bonds with a maturity of 5 years. During May 1, 2018 to June 30, 2018, all outstanding SPIL Bonds of US$148,000 thousand were converted into SPIL’s ordinary shares and then such ordinary shares were repurchased by the Company with a total consideration of NT$5,216,985 thousand (US$170,434 thousand) (NT$51.2 (US$1.67) per ordinary share, 0.3% securities transactions tax not yet deducted) pursuant to the supplemental indenture. In addition, capital surplus arising from the difference between consideration received and the carrying amount of the subsidiaries’ net assets during actual disposal or acquisition was decreased by NT$388,491 thousand (US$12,692 thousand).

23.	OTHER PAYABLES

	December 31
	2017	2018
	NT$	NT$	US$ (Note 4)

Accrued salary and bonus	$7,292,254	$10,591,202	$346,005
Payables for property, plant and equipment	4,623,268	7,995,634	261,210
Accrued employees’ compensation and remuneration to directors	2,568,880	3,038,417	99,262
Accrued employee insurance	657,176	875,638	28,606
Accrued utilities	417,257	427,106	13,953
Payables for patents and acquired specific technology (Note 37)	93,000	57,590	1,882
Others	5,726,052	8,018,295	261,950

	$21,377,887	$31,003,882	$1,012,868

24.	RETIREMENT BENEFIT PLANS

a.	Defined contribution plans

1)	The pension plan under the R.O.C. Labor Pension Act (“LPA”) for the Group’s R.O.C. resident employees is a government-managed defined contribution plan. Based on the LPA, the Company and its subsidiaries in Taiwan makes monthly contributions to employees’ individual pension accounts at 6% of their monthly salaries.

2)	The subsidiaries located in China, U.S.A., Malaysia, Singapore and Mexico also make contributions at various ranges according to relevant local regulations.

b.	Defined benefit plans

1)	The Company and its subsidiaries in Taiwan joined the defined benefit pension plan under the R.O.C. Labor Standards Law operated by the government. Pension benefits are calculated on the basis of the length of service and average monthly salaries of the last six months before retirement. The Company and its subsidiaries in Taiwan make contributions based on a certain percentage of their domestic employees’ monthly salaries to a pension fund administered by the pension fund monitoring committee. Before the end of each year, the Company and its subsidiaries in Taiwan assess the balance in the pension fund. If the amount of the balance in the pension fund is inadequate to pay retirement benefits for employees who conform to retirement requirements in the next year, the Company and its subsidiaries in Taiwan are required to fund the difference in one appropriation that should be made before the end of March of the next year. Pension contributions are deposited in the Bank of Taiwan in the committee’s name and are managed by the Bureau of Labor Funds, Ministry of Labor (“the Bureau”); the Company and its subsidiaries in Taiwan have no right to influence the investment policy and strategy.

2)	ASE Japan has a pension plan under which eligible employees with more than ten years of service are entitled to receive pension benefits based on their length of service and salaries at the time of termination of employment. ASE Japan makes contributions based on a certain amount of pension cost to employees.

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

3)	ASE, SPIL, ASE Test, Inc. and ASE Electronics Inc. maintain pension plans for executive managers. Pension costs under the plans were NT$6,872 thousand, NT$3,171 thousand and NT$11,137 thousand (US$364 thousand) for the years ended December 31, 2016, 2017 and 2018, respectively. As of December 31, 2017 and 2018, accrued pension liabilities for executive managers were NT$209,637 thousand and NT$320,542 thousand (US$10,472 thousand), respectively.

4)	The amounts included in the consolidated balance sheets arising from the Group’s obligation in respect of its defined benefit plans excluding those for executive managers were as follows:

	December 31
	2017	2018
	NT$	NT$	US$ (Note 4)

Present value of the defined benefit obligation	$7,910,638	$10,297,139	$336,398
Fair value of the plan assets	(4,341,373)	(5,492,123)	(179,423)
Present value of unfunded defined benefit obligation	3,569,265	4,805,016	156,975
Recorded under other payables	(24,638)	(18,791)	(614)
Recorded under other current assets	182,421	11,910	389

Net defined benefit liability	$3,727,048	$4,798,135	$156,750

Movements in net defined benefit liability (asset) were as follows:

	Present Value of the Defined Benefit Obligation	Fair Value of the Plan Assets	Net Defined Benefit Liability (Asset)
	NT$	NT$	NT$

Balance at January 1, 2016	$7,973,676	$(3,973,729)	$3,999,947

Service cost
Current service cost	329,838	-	329,838
Net interest expense (income)	167,111	(109,080)	58,031
Recognized in profit or loss	496,949	(109,080)	387,869

Remeasurement
Return on plan assets (excluding amounts included in net interest)	-	54,549	54,549
Actuarial loss arising from changes in financial assumptions	156,193	-	156,193
Actuarial loss arising from experience adjustments	200,723	-	200,723
Actuarial loss arising from changes in demographic assumptions	5,716	-	5,716
Recognized in other comprehensive income	362,632	54,549	417,181

Contributions from the employer	-	(807,232)	(807,232)
Benefits paid from the pension fund	(308,471)	308,471	-
Benefits paid from the Group	(36,033)	-	(36,033)

(Continued)

	Present Value of the Defined Benefit Obligation	Fair Value of the Plan Assets	Net Defined Benefit Liability (Asset)
	NT$	NT$	NT$

Liabilities assumed in a business combination	$535	$(535)	$-
Exchange differences on foreign plans	(99,404)	110,189	10,785

Balance at December 31, 2016	8,389,884	(4,417,367)	3,972,517

Service cost
Current service cost	278,412	-	278,412
Past service cost and gain on settlements	(68,979)	-	(68,979)
Net interest expense (income)	157,404	(103,741)	53,663
Recognized in profit or loss	366,837	(103,741)	263,096

Remeasurement
Return on plan assets (excluding amounts included in net interest)	-	52,124	52,124
Actuarial loss arising from changes in financial assumptions	56,860	-	56,860
Actuarial gain arising from experience adjustments	(315,090)	-	(315,090)
Actuarial loss arising from changes in demographic assumptions	762	-	762
Recognized in other comprehensive income	(257,468)	52,124	(205,344)

Contributions from the employer	-	(484,790)	(484,790)
Benefits paid from the pension fund	(690,830)	690,830	-
Benefits paid from the Group	(96,575)	-	(96,575)
Exchange differences on foreign plans	198,790	(78,429)	120,361

Balance at December 31, 2017	7,910,638	(4,341,373)	3,569,265

Service cost
Current service cost	224,126	-	224,126
Net interest expense (income)	178,779	(122,709)	56,070
Recognized in profit or loss	402,905	(122,709)	280,196

Remeasurement
Return on plan assets (excluding amounts included in net interest)	-	(16,589)	(16,589)
Actuarial gain arising from changes in financial assumptions	(8,643)	-	(8,643)
Actuarial loss arising from experience adjustments	302,499	-	302,499
Actuarial loss arising from changes in demographic assumptions	8,190	-	8,190
Actuarial loss arising from changes in other assumptions	22,723	-	22,723

(Continued)

	Present Value of the Defined Benefit Obligation	Fair Value of the Plan Assets	Net Defined Benefit Liability (Asset)
	NT$	NT$	NT$

Recognized in other comprehensive income	$324,769	$(16,589)	$308,180

Contributions from the employer	-	(364,237)	(364,237)
Benefits paid from the pension fund	(541,989)	541,989	-
Benefits paid from the Group	(295,953)	-	(295,953)
Business combinations	2,522,805	(1,210,524)	1,312,281
Exchange differences on foreign plans	(26,036)	21,320	(4,716)

Balance at December 31, 2018	$10,297,139	$(5,492,123)	$4,805,016

(Concluded)

	Present Value of the Defined Benefit Obligation	Fair Value of the Plan Assets	Net Defined Benefit Liability (Asset)
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Balance at January 1, 2018	$258,433	$(141,829)	$116,604

Service cost
Current service cost	7,322	-	7,322
Net interest expense (income)	5,841	(4,009)	1,832
Recognized in profit or loss	13,163	(4,009)	9,154

Remeasurement
Return on plan assets (excluding amounts included in net interest)	-	(542)	(542)
Actuarial gain arising from changes in financial assumptions	(282)	-	(282)
Actuarial loss arising from experience adjustments	9,882	-	9,882
Actuarial loss arising from changes in demographic assumptions	268	-	268
Actuarial loss arising from changes in other assumptions	742	-	742
Recognized in other comprehensive income	10,610	(542)	10,068

Contributions from the employer	-	(11,899)	(11,899)
Benefits paid from the pension fund	(17,706)	17,706	-
Benefits paid from the Group	(9,669)	-	(9,669)
Business combinations	82,418	(39,547)	42,871
Exchange differences on foreign plans	(851)	697	(154)

Balance at December 31, 2018	$336,398	$(179,423)	$156,975

5)	The fair value of the plan assets by major categories at each balance sheet date was as follows:

	December 31
	2017	2018
	NT$	NT$	US$ (Note 4)

Cash	$2,317,764	$2,340,903	$76,475
Debt instruments	691,619	902,886	29,497
Equity instruments	1,254,109	2,164,895	70,725
Others	77,881	83,439	2,726

Total	$4,341,373	$5,492,123	$179,423

6)	Through the defined benefit plans under the Labor Standards Law of the R.O.C., the Group in Taiwan are exposed to the following risks:

a)	Investment risk

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

7)	The management of ASE Korea is responsible for the administration of the fund and determination of the investment strategies according to related local regulations. ASE Korea is responsible for the shortfall between the fund and the defined benefit obligation. The plan assets are invested in the certificates of deposits.

8)	The present value of the defined benefit obligation and the related current service cost and past service cost were measured using the Projected Unit Credit Method. Except the pension plans for executive managers, the key assumptions used for the actuarial valuations were as follows:

	December 31
	2017	2018

Discount rates (%)	0.06-3.85	0.05-3.02
Expected rates of salary increase (%)	2.00-4.42	1.75-4.06

The sensitivity analysis below has been determined based on reasonably possible changes of the respective assumptions occurring at each balance sheet date, while holding all other assumptions constant.

	December 31
	2017	2018
	NT$	NT$	US$ (Note 4)

Discount Rate
0.5% higher	$(455,158)	$(555,181)	$(18,137)
0.5% lower	$461,891	$603,089	$19,702
Expected rates of salary increase
0.5% higher	$453,792	$591,712	$19,331
0.5% lower	$(444,493)	$(547,522)	$(17,887)

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

9)	Maturity analysis of undiscounted pension benefit

	December 31
	2017	2018
	NT$	NT$	US$ (Note 4)

No later than 1 year	$291,152	$368,592	$12,042
Later than 1 year but not later than 5 years	1,551,496	1,886,738	61,638
Later than 5 years	16,507,747	13,322,695	435,240

	$18,350,395	$15,578,025	$508,920

The Group expected to make contributions of NT$272,911 thousand and NT$484,247 thousand (US$15,820 thousand) to the defined benefit plans in the next year starting from January 1, 2018 and 2019, respectively.

As of December 31, 2017 and 2018, the average duration of the defined benefit obligation excluding those for executive managers of the Group was 8 to 14 years and 9 to 15 years, respectively.

25.	EQUITY

a.	Share capital

Ordinary shares

	December 31
	2017	2018

Numbers of shares authorized (in thousands)	10,000,000	5,000,000

Numbers of shares reserved (in thousands)
Employee share options	800,000	400,000

Number of shares issued and fully paid (in thousands)	8,738,079	4,321,714

	December 31
	2017	2018
	NT$	NT$	US$ (Note 4)

Share capital authorized	$100,000,000	$50,000,000	$1,633,453

Share capital reserved
Employee share options	$8,000,000	$4,000,000	$130,676

Share capital issued and fully paid	$87,380,787	$43,217,144	$1,411,864

As disclosed in Note 1, the Company acquired 100% shareholdings of ASE through share exchange at an exchange ratio of 1 ordinary share of ASE for 0.5 ordinary share of the Company. The holders of issued ordinary shares with par value NT$10 per share are entitled the right to vote and receive dividends, except the shares held by the Group’s subsidiaries which are not entitled the right to vote. Before the share exchange, 500,000 thousand ordinary shares included in ASE’s authorized shares as of December 31, 2017 were not yet required to complete the share registration process.

In December 2016, ASE’s board of directors approved the issuance of 300,000 thousand ordinary shares for cash capital increase at NT$34.3 per share. ASE has completed the registration formalities for the cash capital increase.

As disclosed in Note 22, there were 424,258 thousand ordinary shares issued under the conversion of Bonds in 2017. The record dates of 101,164 thousand and 323,094 thousand ordinary shares were July 13, 2017 and October 13, 2017, respectively. ASE has completed the registration formalities.

American Depositary Receipts

ASE issued ADSs and each ADS represents 5 ordinary shares of ASE. On April 30, 2018, ASE’s ADSs were fully exchanged to the Company’s ADSs and each of the Company’s ADS represents 2 ordinary shares of the Company. As of December 31, 2017 and 2018, 115,261 thousand and 140,042 thousand ADSs were outstanding and represented approximately 576,305 thousand ordinary shares of ASE and 280,085 thousand ordinary shares of the Company, respectively.

b.	Capital surplus

	December 31
	2017	2018
	NT$	NT$	US$ (Note 4)

May be used to offset a deficit, distributed as cash dividends, or transferred to share capital (1)

Issuance of ordinary shares	$21,553,853	$12,906,401	$421,640
Merger by share exchange	-	117,693,658	3,844,942
Conversion of bonds payable	1,930,066	-	-
Difference between consideration and the carrying amount of the subsidiaries’ net assets during actual disposal or acquisition	7,176,958	6,034,102	197,128
	30,660,877	136,634,161	4,463,710

(Continued)

	December 31
	2017	2018
	NT$	NT$	US$ (Note 4)

May be used to offset a deficit only

Changes in percentage of ownership interest in subsidiaries (2)	$6,084,895	$3,727,336	$121,768
Treasury share transactions	1,151,345	182,354	5,957
Exercised employee share options	1,089,178	1,366,480	44,642
Expired share options (Notes 22 and 29)	223,454	645,978	21,103
Share of changes in capital surplus of associates	83,733	87,136	2,847
Dividends that the claim period has elapsed and unclaimed by shareholders	-	872	29
	8,632,605	6,010,156	196,346

May not be used for any purpose

Employee share options	960,888	583,542	19,064
Equity component of convertible bonds	214,022	-	-
Others (3)	155,936	48,805	1,594
	1,330,846	632,347	20,658

	$40,624,328	$143,276,664	$4,680,714

(Concluded)

1)	Such capital surplus may be used to offset a deficit; in addition, when the Company has no deficit, such capital surplus may be distributed as cash dividends or transferred to share capital (limited to a certain percentage of the Company’s capital surplus and once a year).

2)	Such capital surplus arises from the effect of changes in ownership interest in a subsidiary resulted from equity transactions other than actual disposal or acquisition, or from changes in capital surplus of subsidiaries accounted for using the equity method.

3)	Such capital surplus represents the excess of the carrying amount of related accounts over the par value due to employee share options exercised and the Company has not completed registration formalities.

As disclosed in Note 1, share exchange between the Company and ASE was deemed as an organization restructure under common control and the Company recorded the same amounts of equity which were related to ASE’s assets and liabilities (the “continued equity”) and then recognized capital surplus arising from merger by share exchange in the amount of the excess of ASE’s total equity over the Company’s share capital and the continued equity.

In addition, the Company’s special shareholders’ meeting held in June 2018 resolved to distribute cash in NT$10,795,980 thousand (US$352,695 thousand) from capital surplus arising from issuance of ordinary shares.

c.	Retained earnings and dividend policy

The Articles of Incorporation of the Company (the “Articles”) provides that annual net income shall be distributed in the following order:

1)	Replenishment of deficits;

2)	10.0% as legal reserve;

3)	Special reserve appropriated or reversed in accordance with laws or regulations set forth by the authorities concerned;

4)	Addition or deduction of realized gains or losses on equity instruments at fair value through other comprehensive income.

The Articles also provides the policy of the employees’ compensation and remuneration of directors, refer to employees’ compensation and the remuneration of directors in Note 26(g).

The Company is currently in the mature growth stage. To meet the capital needs for business development now and in the future and satisfy the shareholders’ demand for cash inflows, the Company shall use residual dividend policy to distribute dividends, of which the cash dividend is not lower than 30% of the total dividend distribution, with the remainder to be distributed in shares. A distribution plan is also to be made by the board of directors and passed for resolution in the shareholders’ meeting.

Appropriation of earnings to legal reserve shall be made until the legal reserve equals the Company’s share capital. Legal reserve may be used to offset deficits. If the Company has no deficit and the legal reserve has exceeded 25% of the Company’s share capital, the excess may be transferred to capital or distributed in cash.

Items referred to under Rule No. 1010012865 and Rule No. 1010047490 issued by the FSC and in the directive titled “Questions and Answers for Special Reserves Appropriated Following Adoption of IFRSs” should be appropriated to or reversed from a special reserve by the Company.

d.	Others equity items

1)	Exchange differences on translating foreign operations

	For the Year Ended December 31
	2016	2017	2018
	NT$	NT$	NT$	US$ (Note 4)

Balance at January 1	$4,492,671	$(1,643,623)	$(6,733,659)	$(219,982)
Exchange differences on translating foreign operations	(5,843,856)	(4,952,815)	426,186	13,923
Share from associates and joint venture accounted for using the equity method	(292,438)	(137,221)	136,608	4,463
Disposal of associates and joint venture accounted for using the equity method	-	-	282,291	9,222

Balance at December 31	$(1,643,623)	$(6,733,659)	$(5,888,574)	$(192,374)

2)	Unrealized gain (loss) on available-for-sale financial assets

	For the Year Ended December 31, 2016	For the Year Ended December 31, 2017
	NT$	NT$

Balance at January 1	$588,119	$(197,314)
Unrealized gain (loss) arising on revaluation of available-for-sale financial assets	(257,240)	169,585
Cumulative loss reclassified to profit or loss on impairment of available-for-sale financial assets	-	50,206
Cumulative loss (gain) reclassified to profit or loss on disposal of available-for-sale financial assets	7,512	(1,517)
Share from associates and joint venture accounted for using the equity method	(535,705)	401,610

Balance at December 31	$(197,314)	$422,570

3)	Unrealized gain (loss) on financial assets at FVTOCI

	For the Year Ended December 31, 2018
	NT$	US$ (Note 4)

Balance at January 1 per IAS 39	$422,570	$13,805
Adjustment on initial application of IFRS 9 (Note 3)	(287,053)	(9,377)
Balance at January 1 per IFRS 9	135,517	4,428
Unrealized gain (loss) recognized during the year
Debt instruments	(63,076)	(2,061)
Equity instruments	(398,513)	(13,019)
Share from associates and joint venture accounted for using the equity method	(555,271)	(18,140)
Realized loss (gain) recognized during the year
Disposal of equity instruments and transferred cumulative gain to retained earnings	(1,518)	(50)
Disposal of associates and joint venture accounted for using the equity method	(133,364)	(4,357)
Share from associates and joint venture accounted for using the equity method	1,118	36

Balance at December 31	$(1,015,107)	$(33,163)

e.	Treasury shares (in thousand shares)

	Balance at			Balance at
	January 1	Addition	Decrease	December 31

2016

Shares held by subsidiaries	145,883	-	-	145,883
Shares reserved for bonds conversion	120,000	-	-	120,000

	265,883	-	-	265,883

(Continued)

	Balance at			Balance at
	January 1	Addition	Decrease	December 31

2017

Shares held by subsidiaries	145,883	-	-	145,883
Shares reserved for bonds conversion	120,000	-	-	120,000

	265,883	-	-	265,883

2018

Shares held by subsidiaries	145,883	-	(72,942)	72,941
Shares reserved for bonds conversion	120,000	-	(120,000)	-
Shares repurchased from dissenting shareholders in accordance with Business Mergers And Acquisitions Act	-	1,852	(1,852)	-

	265,883	1,852	(194,794)	72,941

(Concluded)

The Company’s shares held by its subsidiaries at each balance sheet date were as follows:

	Shares Held By Subsidiaries	Carrying Amount	Carrying Amount	Fair Value	Fair Value
	(in thousand shares)	NT$	US$ (Note 4)	NT$	US$ (Note 4)

December 31, 2017

ASE Test	88,200	$1,380,721		$3,364,848
J&R Holding	46,704	381,709		1,781,749
ASE Test, Inc.	10,979	196,677		418,840

	145,883	$1,959,107		$5,565,437

December 31, 2018

ASE Test	44,100	$1,380,721	$45,107	$2,571,044	$83,994
J&R Holding	23,352	381,709	12,470	1,361,415	44,476
ASE Test, Inc.	5,489	196,677	6,425	320,031	10,455

	72,941	$1,959,107	$64,002	$4,252,490	$138,925

Fair values of the Company’s shares held by subsidiaries are based on the closing price from an available published price quotation, which is a Level 1 input in terms of IFRS 13, at the balance sheet dates.

In March 2018, ASE’s board of directors approved, in accordance with Business Mergers and Acquisitions Act, to repurchase ASE’s 1,852 thousand ordinary shares at $38.5 per share held by the shareholders dissenting on the share exchange transaction which has been approved by both of ASE and SPIL’s special shareholders’ meetings on February 12, 2018. In addition, ASE’s board of directors approved a capital reduction in April 2018 to cancel ASE’s 121,852 thousand treasury shares and the record date was April 9, 2018. ASE has completed the registration formalities before April 30, 2018.

ASE issued ordinary shares in connection with its merger with its subsidiaries. The shares held by its subsidiaries were reclassified to treasury shares on the proportion owned by ASE. As disclosed in Note 1, ASE’s ordinary shares held by subsidiaries were exchanged to the Company’s ordinary shares on April 30, 2018 in accordance with the joint share exchange agreement.

The subsidiaries holding the aforementioned treasury shares retain shareholders’ rights except the rights to participate in any capital increase by cash and voting.

f.	Non-controlling interests

	For the Year Ended December 31
	2016	2017	2018
	NT$	NT$	NT$	US$ (Note 4)

Balance at January 1	$11,492,545	$12,000,551	$13,190,129	$430,909
Adjustment on initial application of IFRS 15 (Note 3)	-	-	5,183	169
Balance at January 1 per IFRS 15	11,492,545	12,000,551	13,195,312	431,078
Share of profit for the year	1,253,438	1,677,941	1,204,217	39,341
Other comprehensive income (loss)
Exchange difference on translating foreign operations	(601,787)	(334,920)	(198,365)	(6,480)
Unrealized gain on available-for-sale financial assets	1,129	5,763	-	-
Unrealized loss on equity instruments at FVTOCI	-	-	(23,928)	(782)
Remeasurement on defined benefit plans	8,846	(13,724)	(30,079)	(983)
Non-controlling interests arising from acquisition of subsidiaries (Note 30)	-	-	3,582,866	117,049
Acquisition of non-controlling interests in subsidiaries	42,857	-	(2,492,915)	(81,441)
Partial disposal of subsidiaries (Note 32)	26,436	(3,055)	1,693,064	55,311
Subsidiaries’ buy back of their own outstanding ordinary shares (Note 32)	(912,886)	-	(801,884)	(26,197)

(Continued)

	For the Year Ended December 31
	2016	2017	2018
	NT$	NT$	NT$	US$ (Note 4)

Non-controlling interest relating to outstanding vested employee share options granted by subsidiaries	$927,823	$263,213	$1,936,643	$63,268
Non-controlling interest relating to outstanding expired employee share options granted by subsidiaries	-	(159,200)	-	-
Cash dividends to non-controlling interests	(237,850)	(246,440)	(424,815)	(13,878)

Balance at December 31	$12,000,551	$13,190,129	$17,639,487	$576,265

(Concluded)

26.	PROFIT BEFORE INCOME TAX

a.	Other operating income and expenses, net

	For the Year Ended December 31
	2016	2017	2018
	NT$	NT$	NT$	US$ (Note 4)

Rental income	$51,607	$131,570	$182,411	$5,959
Gains (losses) on disposal of property, plant and equipment and other assets	(127,159)	367,110	(14,644)	(479)
Impairment losses on property, plant and equipment and goodwill	(888,231)	(714,675)	(133,071)	(4,347)
Loss on damages and claims	(12,778)	(85,585)	(24,114)	(788)
Others	176,281	410,136	361,001	11,794

	$(800,280)	$108,556	$371,583	$12,139

b.	Other income

	For the Year Ended December 31
	2016	2017	2018
	NT$	NT$	NT$	US$ (Note 4)

Government subsidy	$332,758	$341,844	$435,950	$14,242
Interest income	230,067	306,871	466,211	15,231
Dividends income	26,411	59,039	190,397	6,220

	$589,236	$707,754	$1,092,558	$35,693

c.	Other gains, net

	For the Year Ended December 31
	2016	2017	2018
	NT$	NT$	NT$	US$ (Note 4)

Gain on remeasurement of investments accounted for using the equity method (Note 15)	$-	$-	$7,421,408	$242,451
Net gains on financial assets mandatorily at FVTPL	-	-	3,388,485	110,699
Gain on disposal of subsidiaries (Note 31)	-	5,589,457	-	-
Net gains (losses) arising on financial instruments held for trading	224,446	(3,111,253)	(1,398,995)	(45,704)
Net gains on financial assets designated as at FVTPL	223,113	327,351	-	-
Foreign exchange gains (losses), net	1,928,384	3,502,586	(1,015,615)	(33,180)
Impairment losses on financial assets	(91,886)	(50,206)	(521,010)	(17,021)
Others	(7,513)	1,518	-	-

	$2,276,544	$6,259,453	$7,874,273	$257,245

d.	Finance costs

	For the Year Ended December 31
	2016	2017	2018
	NT$	NT$	NT$	US$ (Note 4)

Total interest expense for financial liabilities measured at amortized cost	$2,510,197	$2,016,298	$3,597,932	$117,541
Less: Amounts included in the cost of qualifying assets
Inventories related to real estate business	(238,469)	(190,137)	(11,648)	(381)
Property, plant and equipment	(54,191)	(51,262)	(50,309)	(1,643)
Investment properties	-	(13)	(89)	(3)
	2,217,537	1,774,886	3,535,886	115,514
Other finance costs	43,538	24,608	32,355	1,057

	$2,261,075	$1,799,494	$3,568,241	$116,571

Information relating to the capitalized borrowing costs was as follows:

	For the Year Ended December 31
	2016	2017	2018

Annual interest capitalization rates
Inventories related to real estate business (%)	4.35-6.00	4.35-5.39	4.35
Property, plant and equipment (%)	1.15-4.42	1.26-5.49	1.84-4.52
Investment properties (%)	-	1.26-1.97	1.84-2.23

e.	Depreciation and amortization

	For the Year Ended December 31
	2016	2017	2018
	NT$	NT$	NT$	US$ (Note 4)

Property, plant and equipment	$28,961,614	$28,625,287	$39,893,786	$1,303,293
Investment properties	-	122,231	392,667	12,828
Intangible assets	508,823	457,666	2,402,450	78,486

Total	$29,470,437	$29,205,184	$42,688,903	$1,394,607

Summary of depreciation by function
Operating costs	$26,948,106	$26,731,714	$37,903,050	$1,238,257
Operating expenses	2,013,508	2,015,804	2,383,403	77,864

	$28,961,614	$28,747,518	$40,286,453	$1,316,121

Summary of amortization by function
Operating costs	$152,987	$140,175	$1,394,664	$45,562
Operating expenses	355,836	317,491	1,007,786	32,924

	$508,823	$457,666	$2,402,450	$78,486

f.	Operating expenses directly related to investment properties

	For the Year Ended December 31
	2016	2017	2018
	NT$	NT$	NT$	US$ (Note 4)

Direct operating expenses of investment properties that generated rental income	$-	$465,458	$1,276,751	$41,710

g.	Employee benefits expense

	For the Year Ended December 31
	2016	2017	2018
	NT$	NT$	NT$	US$ (Note 4)

Post-employment benefits
Defined contribution plans	$2,356,416	$2,340,826	$2,965,054	$96,865
Defined benefit plans	394,741	266,267	291,333	9,518
	2,751,157	2,607,093	3,256,387	106,383
Equity-settled share-based payments	470,788	438,765	215,648	7,045
Other employee benefits	49,525,940	51,043,198	63,940,430	2,088,874

	$52,747,885	$54,089,056	$67,412,465	$2,202,302

Summary of employee benefits expense by function
Operating costs	$35,588,529	$35,978,403	$45,363,170	$1,481,972
Operating expenses	17,159,356	18,110,653	22,049,295	720,330

	$52,747,885	$54,089,056	$67,412,465	$2,202,302

h.	Employees’ compensation and the remuneration to directors

The Articles stipulates to distribute employees’ compensation and remuneration of directors at the rates in 0.01%-1.00% and no higher than 0.75%, respectively, of net profit before income tax, employees’ compensation and remuneration of directors. For the period from April 30, 2018 to December 31, 2018, the employees’ compensation and the remuneration of directors were NT$45,430 thousand (US$1,484 thousand) and NT$34,073 thousand (US$1,113 thousand) which were accrued based on 0.20% and 0.15%, respectively, of net profit before income tax, employees’ compensation and remuneration to directors.

If there is a change in the proposed amounts after the consolidated financial statement authorized for issue, the differences are recorded as a change in accounting estimate and will be adjusted in the following year.

27.	INCOME TAX

a.	Income tax recognized in profit or loss

The major components of income tax were as follows:

	For the Year Ended December 31
	2016	2017	2018
	NT$	NT$	NT$	US$ (Note 4)

Current income tax
In respect of the current year	$4,177,900	$4,979,766	$5,207,309	$170,118
Income tax on unappropriated earnings	829,345	1,076,353	(1,022,560)	(33,406)
Changes in estimate for prior years	28,160	(88,162)	(103,822)	(3,392)
	5,035,405	5,967,957	4,080,927	133,320

Deferred income tax
In respect of the current year	574,541	534,472	(227,327)	(7,426)
Effect of tax rate changes	14,184	-	657,346	21,475
Changes in estimate for prior years	(206,788)	52,872	5,696	186
Effect of foreign currency exchange differences	(26,498)	(31,698)	(3,273)	(107)
	355,439	555,646	432,442	14,128

Income tax expense recognized in profit or loss	$5,390,844	$6,523,603	$4,513,369	$147,448

A reconciliation of income tax expense calculated at the statutory rates and income tax expense recognized in profit or loss was as follows:

	For the Year Ended December 31
	2016	2017	2018
	NT$	NT$	NT$	US$ (Note 4)

Profit before income tax	$27,968,705	$31,020,663	$31,937,678	$1,043,374

Income tax expense calculated at the statutory rates	$8,634,187	$10,890,498	$13,540,599	$442,359
Nontaxable expense (income) in determining taxable income	(34,954)	483,715	353,019	11,533
Tax-exempt income	(700,274)	(623,566)	(2,515,453)	(82,177)
Additional income tax on unappropriated earnings	829,345	1,076,353	(1,022,560)	(33,406)

(Continued)

	For the Year Ended December 31
	2016	2017	2018
	NT$	NT$	NT$	US$ (Note 4)

Loss carry-forward and income tax credits currently used	$(898,700)	$(1,124,043)	$(971,124)	$(31,726)
Remeasurement of deferred income tax assets, net	(2,797,673)	(4,131,473)	(4,776,271)	(156,036)
Changes in estimate for prior periods	28,160	(88,162)	(103,822)	(3,392)
Withholding tax	81,543	40,281	8,981	293
Land value increment tax	249,210	-	-	-

Income tax expense recognized in profit or loss	$5,390,844	$6,523,603	$4,513,369	$147,448

(Concluded)

For the years ended December 31, 2016 and 2017, the Group applied a tax rate of 17% for resident entities subject to the Income Tax Law of the R.O.C. In February 2018, the Income Tax Law of the R.O.C. was amended and the corporate income tax rate was adjusted from 17% to 20% effective in 2018. In addition, the rate of the corporate surtax applicable to 2018 unappropriated earnings is reduced from 10% to 5%. The subsidiaries located in China applied tax rate of 25%. For other jurisdictions, the Group measures taxes by using the applicable tax rate for each individual jurisdiction.

b.	Income tax recognized directly in equity

	For the Year Ended December 31
	2016	2017	2018
	NT$	NT$	NT$	US$ (Note 4)

Deferred income tax
Related to employee share options	$(204)	$262	$(1,099)	$(36)

c.	Income tax recognized in other comprehensive income

	For the Year Ended December 31
	2016	2017	2018
	NT$	NT$	NT$	US$ (Note 4)

Deferred income tax
Related to remeasurement of defined benefit plans	$73,637	$(51,217)	$55,346	$1,808
Effect of tax rate changes	-	-	70,755	2,312

Income tax recognized in other comprehensive income	$73,637	$(51,217)	$126,101	$4,120

d.	Current tax assets and liabilities

	December 31
	2017	2018
	NT$	NT$	US$ (Note 4)

Current tax assets
Tax refund receivable	$28,458	$50,456	$1,648
Prepaid income tax	232,084	473,807	15,479

	$260,542	$524,263	$17,127

Current tax liabilities
Income tax payable	$7,619,328	$6,781,136	$221,553

e.	Deferred tax assets and liabilities

The Group offset certain deferred tax assets and deferred tax liabilities which met the offset criteria.

The movements of deferred tax assets and deferred tax liabilities were as follows:

For the year ended December 31, 2016

	Balance at January 1	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Recognized in Equity	Exchange Differences	Acquisitions Through Business Combinations	Balance at December 31
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Deferred tax assets (liabilities)
Temporary differences
Property, plant and equipment	$(3,504,458)	$(182,291)	$-	$-	$(72,098)	$-	$(3,758,847)
Defined benefit obligation	845,939	(48,601)	73,637	-	2,509	-	873,484
FVTPL financial instruments	(232,198)	212,737	-	-	(1,902)	-	(21,363)
Others	1,384,987	(283,179)	-	(204)	(21,780)	-	1,079,824
	(1,505,730)	(301,334)	73,637	(204)	(93,271)	-	(1,826,902)
Loss carry-forward	1,323,577	(110,967)	-	-	(91,008)	2,939	1,124,541
Investment credits	351,119	56,862	-	-	(25,245)	-	382,736

	$168,966	$(355,439)	$73,637	$(204)	$(209,524)	$2,939	$(319,625)

For the year ended December 31, 2017

	Balance at January 1	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Recognized in Equity	Exchange Differences	Acquisitions Through Business Combinations	Balance at December 31
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Deferred tax assets (liabilities)
Temporary differences
Property, plant and equipment	$(3,758,847)	$(101,576)	$-	$-	$(18,643)	$-	$(3,879,066)
Defined benefit obligation	873,484	(26,736)	(51,217)	-	(15,291)	-	780,240
FVTPL financial instruments	(21,363)	(86,342)	-	-	2,802	-	(104,903)
Others	1,079,824	(22,748)	-	262	(28,929)	-	1,028,409
	(1,826,902)	(237,402)	(51,217)	262	(60,061)	-	(2,175,320)
Loss carry-forward	1,124,541	(456,246)	-	-	13,146	-	681,441
Investment credits	382,736	138,002	-	-	13,475	-	534,213

	$(319,625)	$(555,646)	$(51,217)	$262	$(33,440)	$-	$(959,666)

For the year ended December 31, 2018

	Balance at January 1	Adjustment on initial Application of IFRS 15	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Recognized in Equity	Exchange Differences	Acquisitions Through Business Combinations	Balance at December 31
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$

Deferred tax assets (liabilities)
Temporary differences
Property, plant and equipment	$(3,879,066)	$-	$(600,229)	$-	$-	$(21,146)	$(45,873)	$(4,546,314)
Defined benefit obligation	780,240	-	(131,687)	126,101	-	27,884	262,286	1,064,824
FVTPL financial instruments	(104,903)	-	284,659	-	-	(137)	27,402	207,021
Others	1,028,409	(97,358)	(26,147)	-	(1,099)	74,327	294,540	1,272,672
	(2,175,320)	(97,358)	(473,404)	126,101	(1,099)	80,928	538,355	(2,001,797)
Loss carry-forward	681,441	-	(50,059)	-	-	28,293	12,600	672,275
Investment credits	534,213	-	91,021	-	-	5,932	-	631,166

	$(959,666)	$(97,358)	$(432,442)	$126,101	$(1,099)	$115,153	$550,955	$(698,356)

	Balance at January 1	Adjustment on initial Application of IFRS 15	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Recognized in Equity	Exchange Differences	Acquisitions Through Business Combinations	Balance at December 31
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)
Deferred tax assets (liabilities)
Temporary differences
Property, plant and equipment	$(126,726)	$-	$(19,609)	$-	$-	$(691)	$(1,499)	$(148,525)
Defined benefit obligation	25,490	-	(4,302)	4,120	-	911	8,569	34,788
FVTPL financial instruments	(3,427)	-	9,300	-	-	(4)	895	6,764
Others	33,597	(3,181)	(854)	-	(36)	2,428	9,622	41,576
	(71,066)	(3,181)	(15,465)	4,120	(36)	2,644	17,587	(65,397)
Loss carry-forward	22,262	-	(1,635)	-	-	924	412	21,963
Investment credits	17,452	-	2,973	-	-	194	-	20,619

	$(31,352)	$(3,181)	$(14,127)	$4,120	$(36)	$3,762	$17,999	$(22,815)

f.	Items for which no deferred tax assets have been recognized for loss carry-forward, investment credits and deductible temporary differences

	December 31
	2017	2018
	NT$	NT$	US$ (Note 4)

Loss carry-forward	$542,054	$666,043	$21,759
Deductible temporary differences	712,141	332,255	10,854

	$1,254,195	$998,298	$32,613

The unrecognized loss carry-forward will expire through 2030.

g.	Information about unused loss carry-forward, unused investment credits, tax-exemption and other tax relief

As of December 31, 2018, the unused loss carry-forward comprised of:

Expiry Year	NT$	US$
		(Note 4)

2019	$163,916	$5,355
2020	290,460	9,489

(Continued)

Expiry Year	NT$	US$
		(Note 4)

2021	$159,641	$5,215
2022	94,287	3,080
2023 and thereafter	630,015	20,582

	$1,338,319	$43,721

(Concluded)

As of December 31, 2018, unused investment credits comprised of:

	Remaining Creditable Amount
Tax Credit Source	NT$	US$	Expiry Year
		(Note 4)

Purchase of machinery and equipment	$590,694	$19,297	2022
Others	40,472	1,322	2023 and thereafter

	$631,166	$20,619

As of December 31, 2018, profits attributable to the following expansion projects were exempted from income tax for a 5-year period:

Tax-exemption Period

Construction and expansion of 2007 by ASE	2016.01-2020.12
Construction and expansion of 2008 by ASE	2014.01-2018.12
Construction and expansion of 2008 by ASE Test Inc.	2014.01-2018.12
Construction and expansion of 2009 by ASE Test Inc.	2018.01-2022.12
Construction and expansion of 2008 by ASE Electronics Inc.	2016.01-2020.12
Construction and expansion of 2007 by SPIL	2015.01-2019.12

Some China subsidiaries qualified as high technology enterprises were entitled to a reduced income tax rate of 15% and were eligible to deduct certain times of research and development expenses from their taxable income.

h.	Unrecognized deferred tax liabilities associated with investments

As of December 31, 2017 and 2018, the taxable temporary differences associated with the investments in subsidiaries for which no deferred tax liabilities have been recognized were NT$16,401,422 thousand and NT$28,810,874 thousand (US$941,224 thousand), respectively.

i.	Income tax assessments

The tax returns of the Company’s R.O.C. subsidiaries through 2014 to 2016 have been examined by the tax authorities.

28.	EARNINGS PER SHARE

The earnings and weighted average number of ordinary shares outstanding in the computation of earnings per share were as follows:

Net profit for the year

	For the Year Ended December 31
	2016	2017	2018
	NT$	NT$	NT$	US$ (Note 4)

Profit for the year attributable to owners of the Company	$21,324,423	$22,819,119	$26,220,721	$856,606
Effect of potentially dilutive ordinary shares:
From subsidiaries	(374,359)	(813,627)	(418,295)	(13,665)
From the investments in associates	(494,388)	(367,687)	-	-
From convertible bonds	(1,165,506)	93,781	-	-

Earnings used in the computation of diluted earnings per share	$19,290,170	$21,731,586	$25,802,426	$842,941

Weighted average number of ordinary shares outstanding (in thousand shares):

	For the Year Ended December 31
	2016		2017
	Before	After	Before	After
	Retrospectively	Retrospectively	Retrospectively	Retrospectively
	Adjusted	Adjusted	Adjusted	Adjusted	2018

Weighted average number of ordinary shares in the computation of basic earnings per share	7,662,870	3,831,435	8,160,887	4,080,443	4,245,247
Effect of potentially dilutive ordinary shares:
From convertible bonds	515,295	257,648	124,911	62,456	-
From employee share options	59,218	29,609	39,868	19,934	5,103
From employees’ compensation	46,746	23,373	43,574	21,787	779

Weighted average number of ordinary shares in computation of diluted earnings per share	8,284,129	4,142,065	8,369,240	4,184,620	4,251,129

For purposes of the ADS calculation, the denominator represents the aforementioned weighted average outstanding shares divided by 5 (one ADS represents 5 ordinary shares) for each of the two years in the period ended December 31, 2017 before retrospectively adjusted and by 2 (one ADS represents 2 ordinary shares) for each of the two years in the period ended December 31, 2017 after retrospectively adjusted and the year ended December 31, 2018, respectively. The numerator was the same.

The share exchange between the Company and ASE was deemed as an organization restructure under common control, and the earnings per share of prior periods were calculated based on weighted average number of ordinary shares outstanding retrospectively adjusted in accordance with share exchange ratio stated in the joint share exchange agreement.

The share exchange between the Company and ASE was deemed as an organization restructure under common control, and the earnings per share of prior periods were calculated based on weighted average number of ordinary shares outstanding retrospectively adjusted in accordance with share exchange ratio stated in the joint share exchange agreement.

The Group is able to settle the employees’ compensation by cash or shares. The Group assumed that the entire amount of the compensation would be settled in shares and the resulting potential shares were included in the weighted average number of ordinary shares outstanding used in the computation of diluted earnings per share if the effect is dilutive. Such dilutive effect of the potential shares was included in the computation of diluted earnings per share until the shareholders approve the number of shares to be distributed to employees at their meeting in following year.

The third unsecured convertible overseas bonds issued by ASE were anti-dilutive for the year ended December 31, 2017 and were excluded from the computation of diluted earnings per share for the respective year.

29.	SHARE-BASED PAYMENT ARRANGEMENTS

a.	Employee share option plans of the Company

The Company’s Option Plan

In order to attract, retain and reward employees, the Company has its employee share option plan for full-time employees of the Group and registered 150,000 thousand share options in 2018. Each share option represents the right to purchase one ordinary share of the Company when exercised. Under the terms of the plan, share options are granted at an exercise price equal to or not less than the closing price of the ordinary shares listed on the Taiwan Stock Exchange (the “TSE”) at the issue date. The right of those share options granted under the plan is valid for 10 years, non-transferable and exercisable at certain percentages subsequent to the second anniversary of the grant date. For any subsequent changes in the Company’s capital structure or when cash dividend per ordinary share exceeds 1.5% of the market price per ordinary share, the exercise price is accordingly adjusted.

ASE’s Option Plans

ASE had five employee share option plans for the Group’s full-time employees. Each share option represents the right to purchase one ordinary share of ASE when exercised. Under the terms of the plans, share options are granted at an exercise price equal to or not less than the closing price of the ordinary shares listed on the TSE at the issue date. The option rights of these plans are valid for 10 years, non-transferable and exercisable at certain percentages subsequent to the second anniversary of the grant date. For any subsequent changes in ASE’s capital structure, the exercise price was accordingly adjusted. As disclosed in Note 1, the Company assumed ASE’s obligations of outstanding employee share option plans starting from April 30, 2018 and each share option represents the right to purchase 0.5 ordinary share of the Company with all other terms and conditions held constant.

Information about share options for the years ended December 31, 2016 and 2017 and for the period from January 1, 2018 to April 29, 2018 was as follows:

	For the Year Ended December 31				For the Period from January 1, 2018
	2016		2017		to April 29, 2018
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price	Options	Price
	(In	Per Share	(In	Per Share	(In	Per Share
	Thousands)	(NT$)	Thousands)	(NT$)	Thousands)	(NT$)

Balance, beginning of period	252,607	$26.6	210,795	$27.3	135,961	$30.2
Options forfeited	(6,056)	34.6	(5,407)	36.3	(1,692)	36.3
Options expired	-	-	(1,790)	21.1	-	-
Options exercised	(35,756)	20.9	(67,637)	21.0	(20,557)	26.0
Options transferred to the Company in accordance with the joint share exchange agreement	-	-	-	-	(113,712)	30.9

Balance, end of period	210,795	27.3	135,961	30.2	-	-

Options exercisable, end of period	123,007	20.8	85,642	26.5	-	-

Starting from April 30, 2018, information about the share option plans that the Company granted and assumed was as follows:

	For the Period from April 30, 2018 to December 31, 2018
		Weighted Average
	Number of	Exercise Price
	Options	Per Share
	(In Thousands)	(NT$)

Balance, beginning of period	-	$-
Transferred from ASE	56,856	61.7
Options granted	131,863	56.4
Options forfeited	(1,582)	71.5
Options exercised	(3,323)	43.6

Balance, end of period	183,814	58.1

Options exercisable, end of period	36,354	58.1

Fair value of options granted (NT$)	$16.28-19.12

The weighted average share price at exercise dates of share options for each of the two years in the period ended December 31, 2017, the period from January 1, 2018 to April 29, 2018 and the period from April 30, 2018 to December 31, 2018 was NT$36.2, NT$37.6, NT$41.0 (US$1.3) and NT$68.5 (US$2.2), respectively. The options granted in 2007 were expired in December 2017 and, therefore, NT$47,087 thousand was reclassified from capital surplus arising from employee share options to capital surplus arising from expired share options.

Information about the outstanding share options that the Company granted and assumed at each balance sheet date was as follows:

	Range of Exercise Price Per Share (NT$)	Weighted Average Remaining Contractual Life (Years)

December 31, 2017
ASE 4th share options	$ 20.4-22.6	2.5
ASE 5th share options	36.5	7.7

December 31, 2018
ASE 4th share options	40.8-45.2	1.5
ASE 5th share options	73.0	6.7
The Company 1st share options	56.4	9.9

b.	Employee share option plans of subsidiaries

ASE Mauritius Inc.’s Option Plan

ASE Mauritius Inc. has an employee share option plan for full-time employees of the Group which granted 30,000 thousand units in December 2007. Under the terms of the plan, each unit represents the right to purchase one ordinary share of ASE Mauritius Inc. when exercised. The option rights of the plan are valid for 10 years, non-transferable and exercisable at certain percentages subsequent to the second anniversary of the grant date. The option rights of the plan was expired in December 2017, of which shares had not been exercised and, therefore, NT$159,200 thousand was reclassified from non-controlling interest to capital surplus arising from expired employee share options.

Information about share options was as follows:

	For the Year Ended December 31
	2016		2017
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price
	(In	Per Share	(In	Per Share
	Thousands)	(US$)	Thousands)	(US$)

Balance at January 1	28,470	$1.7	28,470	$1.7
Options forfeited	-	-	(250)	1.7
Options expired	-	-	(28,220)	1.7

Balance at December 31	28,470	1.7	-	-

Options exercisable, end of year	28,470	1.7	-	-

USIE’s Option Plan

The terms of the plans issued by USIE were the same with those option plans previously granted by ASE.

Information about share options was as follows:

	For the Year Ended December 31
	2016		2017		2018
	Number of	Weighted Average Exercise	Number of	Weighted Average Exercise	Number of	Weighted Average Exercise
	Options	Price	Options	Price	Options	Price
	(In	Per Share	(In	Per Share	(In	Per Share
	Thousands)	(US$)	Thousands)	(US$)	Thousands)	(US$)

Balance at January 1	29,695	$2.1	25,933	$2.2	25,556	$2.2
Options exercised	(3,762)	2.0	(377)	1.9	(8,845)	2.2

Balance at December 31	25,933	2.2	25,556	2.2	16,711	2.1

Options exercisable, end of year	25,933	2.2	25,556	2.2	16,711	2.1

Information about USIE’s outstanding share options at each balance sheet date was as follows:

	Range of Exercise Price Per Share (US$)	Weighted Average Remaining Contractual Life (Years)

December 31, 2017
1st share options	$1.5	3.0
2nd and 3rd share options	2.4-2.9	2.9

December 31, 2018
1st share options	1.5	2.0
2nd and 3rd share options	2.4-2.9	2.1

In 2017 and 2018, the Group’s shareholdings of USIE decreased because USIE’s share options had been exercised. The transaction was accounted for as an equity transaction since the Group did not cease to have control over USIE and, as a result, capital surplus was decreased by NT$52,388 thousand and NT$1,239,456 thousand (US$40,492 thousand) in 2017 and 2018, respectively.

USISH’s Option Plans

Each unit represents the right to purchase one ordinary share of USISH when exercised. The options are valid for 10 years, non-transferable and exercisable at certain percentages subsequent to the second anniversary of the grant date incorporated with certain performance conditions. For any subsequent changes in USISH’s capital structure, the exercise price is accordingly adjusted.

Information about share options was as follows:

	For the Year Ended December 31
	2016		2017		2018
	Number of	Exercise	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price	Options	Price
	(In	Per Share	(In	Per Share	(In	Per Share
	Thousands)	(CNY)	Thousands)	(CNY)	Thousands)	(CNY)

Balance at January 1	26,627	$15.5	24,997	$15.5	22,341	$15.5
Options forfeited	(1,630)	15.5	(2,656)	15.5	(804)	15.5

Balance at December 31	24,997	15.5	22,341	15.5	21,537	15.5

Options exercisable, end of year	-	-	8,896	15.5	12,884	15.5

As of December 31, 2017 and 2018, the remaining contractual life of the share options were 7.9 years and 6.9 years, respectively.

For the years ended December 31, 2016, 2017 and 2018, employee benefits expense recognized on the aforementioned employee share option plans were NT$470,788 thousand, NT$354,765 thousand and NT$215,648 thousand (US$7,045 thousand), respectively.

c.	New shares reserved for subscription by employees under cash capital increase

As disclosed in Note 25, the board of directors of ASE approved the cash capital increase in December 2016 and, as required under the Company Act in the R.O.C., simultaneously granted options to employees to purchase 10% of such newly issued shares. The grant of the options was accounted for as employee options, accordingly a share-based compensation, and was measured at fair value in accordance with IFRS 2. ASE recognized employee benefits expense and capital surplus arising from exercised employee share options of NT$84,000 thousand in full at the grant date (also the vested date), of which 4,836 thousand shares has not been exercised and, therefore, NT$13,541 thousand was reclassified from capital surplus arising from exercised employee share options to capital surplus arising from expired share options.

Information about ASE’s employee share options related to the aforementioned newly issued shares was as follows:

Number of Options (In Thousand)

Options granted for the year ended 2017	30,000
Options exercised for the year ended 2017	25,164
Fair value of options granted (NT$ per share)	$2.80

Fair value was measured using the Black-Scholes Option Pricing Model and the inputs to the model were as follows:

Share price at the grant date	NT$36.55 per share
Exercise price	NT$34.30 per share
Expected volatility	27.15%
Expected lives	47 days
Expected dividend yield	-
Risk free interest rate	0.37%

Expected volatility was based on ASE’s historical share prices volatility.

d.	Fair value of share options granted by the Company in 2018 were measured at the grant date by using the trinomial tree model, and the inputs to the model were as follows:

Share price at the grant date	NT$58.80 per share
Exercise price	NT$56.40 per share
Expected volatility	27.77%-28.86%
Expected lives	4.8 years-7.0 years
Expected dividend yield	-
Risk free interest rate	0.73%-0.80%

Expected volatility was based on the Company’s and ASE’s historical share prices volatility.

30.	BUSINESS COMBINATIONS

Acquisition of TLJ

a.	Subsidiary acquired

	Principal Activity	Date of Acquisition	Proportion of Voting Equity Interests Acquired	Cash Consideration
				NT$

TLJ	Engaged in information software services	May 3, 2016	60%	$89,998

In May 2016, the ASE’s subsidiary, ASE Test, Inc., acquired 60% shareholdings of TLJ with a total consideration determined primarily based on independent professional appraisal reports. NT$41,739 thousand out of the total consideration was paid to key management personnel and related parties.

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

The goodwill recognized on acquisition is not expected to be deductible for tax purpose.

d.	Net cash outflow on acquisition of subsidiaries

NT$

Consideration paid in cash	$89,998
Less: Cash acquired	(16,561)

$73,437

Acquisition of SPIL

a.	Subsidiaries acquired

Subsidiary	Principal Activity	Date of Acquisition	Proportion of Voting Equity Interests Acquired (%)	Consideration Transferred
				NT$	US$ (Note 4)

SPIL	Engaged in the assembly, testing and turnkey services of integrated circuits.	April 30, 2018	100%	$168,440,585	$5,502,796

As disclosed in Note 1, the Company acquired 100% shareholdings of SPIL at NT$51.2 (US$1.7) in cash per SPIL’s ordinary share in accordance with the joint share exchange agreements between ASE and SPIL.

b.	Assets acquired and liabilities assumed at the date of acquisition

	NT$	US$ (Note 4)

Assets
Cash and cash equivalents	$20,088,970	$656,288
Trade and other receivables	15,840,649	517,499
Inventories	5,693,644	186,006

(Continued)

	NT$	US$ (Note 4)

Property, plant and equipment	$81,985,622	$2,678,393
Intangible assets	31,354,386	1,024,318
Others	24,945,922	814,960
Liabilities
Trade and other payables	(19,755,598)	(645,396)
Borrowings and bonds payables	(24,157,174)	(789,192)
Others	(3,963,201)	(129,474)

Fair value of identifiable net assets acquired	$132,033,220	$4,313,402

(Concluded)

c.	Goodwill recognized on acquisitions

	NT$	US$ (Note 4)

Total consideration	$168,440,585	$5,502,796
Add: Non-controlling interests	3,582,866	117,049
Less: Fair value of identifiable net assets acquired	(132,033,220)	(4,313,402)

Goodwill recognized on acquisition	$39,990,231	$1,306,443

The fair value of non-controlling interests were determined using market approach based on the valuation multiples of comparable companies and the discount rate for lack of marketability. The significant unobservable inputs is the discount rate for lack of marketability of 25%.

The goodwill recognized in the acquisition of SPIL mainly represents the control premium included in the cost of the combination. In addition, the consideration paid for the combination effectively included amounts attributed to the benefits of expected synergies, revenue growth and future market development of SPIL. These benefits are not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets.

The goodwill recognized on acquisition is not expected to be deductible for tax purpose.

d.	Net cash outflow on acquisition of subsidiaries

	NT$	US$ (Note 4)

Total consideration	$168,440,585	$5,502,796
Less: Payable for consideration representing the ordinary shares originally held by ASE	(53,109,760)	(1,735,046)
Less: Cash and cash equivalent acquired	(20,088,970)	(656,288)

	$95,241,855	$3,111,462

e.	Impact of acquisitions on the results of the Group

As of December 31, 2018, the results of operations from SPIL since the acquisition date were included in the consolidated statements of comprehensive income and were as follows:

	NT$	US$ (Note 4)

Operating revenue	$61,247,727	$2,000,906
Profit	$7,627,382	$249,179

Had these business combinations been in effect at the beginning of the annual reporting period and the investments in SPIL originally accounted for using the equity method, as disclosed in Note 15, been remeasured to their fair value on January 1, 2018, the Group’s operating revenue for the year ended December 31, 2018 would have been NT$397,261,461 thousand (US$12,978,159 thousand), and profit for the year ended December 31, 2018 would have been NT$25,674,641 thousand (US$838,766 thousand), respectively. This pro forma information is for illustrative purposes only and is not necessarily an indication of the operating revenue and results of operations of the Group that actually would have been achieved had the acquisition been completed on January 1, 2018, nor is it intended to be a projection of future results.

In determining the pro forma operating revenue and profit of the Company had SPIL been acquired at the beginning of the current reporting period, the management:

1)	Calculated the depreciation of property, plant and equipment and the amortization of intangible assets acquired on the basis of the fair values at the initial accounting for the business combination rather than the carrying amounts recognized in the respective pre-acquisition financial statements; and

2)	Calculated borrowing costs based on the funding status, credit ratings and debt/equity ratios of the Group after the business combination.

31.	DISPOSAL OF SUBSIDIARIES

The Group disposed of its subsidiary Kun Shan Ding Yue Real Estate Development Co., Ltd. (“KSDY”), in June 2017 and, as a result, the Group lost its control over KSDY.

a.	Gain on disposal of subsidiaries

NT$

Total consideration	$7,046,464
Net assets disposed of	(1,457,007)

Gain on disposal of KSDY	$5,589,457

b.	Analysis of assets and liabilities on the date control was lost

NT$

Current assets
Cash and cash equivalents	$29,133
Inventories related to real estate business	1,427,874

Net assets disposed of	$1,457,007

32.	EQUITY TRANSACTION WITH NON-CONTROLLING INTERESTS

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

In January 2017, USI completed its cash capital increase of NT$1,000,000 thousand and the Group’s shareholdings of USI increased from 75.2% to 75.7% since the Group did not proportionally subscribe for additional new shares. The transaction was accounted for as an equity transaction since the transaction did not change the Company’s control over USI and capital surplus was increased by NT$3,055 thousand in 2017.

In January 2018, the shareholders’ meeting of USIE resolved to repurchase its own outstanding 3,738 thousand ordinary shares at US$17.49 per share and, as a result, the Group’s shareholdings of USIE increased from 96.9% to 98.6%. The transaction was accounted for as an equity transaction since the transaction did not change the Company’s control over USIE and capital surplus was decreased by NT$1,127,632 thousand (US$36,839 thousand) in the first quarter of 2018. In February 2018, the board of directors of USIE resolved February 26, 2018 was the record date for capital reduction and then the repurchased ordinary shares were subsequently cancelled.

In March 2018, ASE’s board of directors resolved to sign the shares transfer agreement by its subsidiary, J&R Holding, for acquiring shares of ASEN from NXP B.V. at US$127,113 thousand (NT$3,871,862 thousand). As a result, the percentage of ownership in ASEN was increased from 60% to 100%. The transaction was accounted for as an equity transaction since the transaction did not change the Company’s control over ASEN and capital surplus was decreased by NT$1,737,315 thousand (US$56,756 thousand) in the third quarter of 2018.

In August 2018, J&R Holding’s board of directors further resolved to sell 30% shareholdings of ASEN to Tsinghua Unigroup Ltd. at US$95,335 thousand. As a result, the Group’s shareholdings of ASEN was decreased from 100% to 70%. The transaction was accounted for as an equity transaction since the Group also did not cease to have control over ASEN and capital surplus was increased by NT$1,114,504 thousand (US$36,410 thousand) in the fourth quarter of 2018.

In July 2018, ASE and UGTW’s board of directors have approved to acquire the outstanding ordinary shares of USIINC and USI at NT$35 (US$1.1) and NT$18 (US$0.6) per ordinary shares, respectively. ASE and UGTW also purchased the ordinary shares from dissenting shareholders in August 2018 and recognized an increase in capital surplus by NT$9,530 thousand (US$311 thousand). ASE has completed the acquisition of USIINC’s remaining outstanding ordinary shares and recognized a decrease in capital surplus by NT$28,152 thousand (US$920 thousand).

33.	CASH FLOWS INFORMATION

a.	Non-cash investing activities

In addition to Notes 22, 25 and 30, the Group entered into the following non-cash investing activities which were not reflected in the consolidated statements of cash flows for the years ended December 31, 2016, 2017 and 2018:

	For the Year Ended December 31
	2016	2017	2018
	NT$	NT$	NT$	US$ (Note 4)

Payments for property, plant and equipment
Purchase of property, plant and equipment	$27,680,862	$23,677,682	$39,092,238	$1,277,107

(Continued)

	For the Year Ended December 31
	2016	2017	2018
	NT$	NT$	NT$	US$ (Note 4)

Increase (decrease) in prepayments for property, plant and equipment	$(89,337)	$90,560	$402,255	$13,141
Decrease (increase) in payables for property, plant and equipment	(823,171)	982,260	1,942,259	63,452
Capitalized borrowing costs	(54,191)	(51,262)	(50,309)	(1,643)

	$26,714,163	$24,699,240	$41,386,443	$1,352,057

Proceeds from disposal of property, plant and equipment
Consideration from disposal of property, plant and equipment	$692,826	$1,487,334	$1,133,435	$37,028
Decrease (increase) in other receivables	(22,626)	876	(5,791)	(189)

	$670,200	$1,488,210	$1,127,644	$36,839

Payments for investment properties
Purchase of investment properties	$-	$186,535	$125,853	$4,112
Capitalized borrowing costs	-	(13)	(89)	(3)

	$-	$186,522	$125,764	$4,109

Payments for other intangible assets
Purchase of other intangible assets	$675,144	$277,825	$537,659	$17,565
Decrease (increase) in other payables	(120,938)	60,159	40,106	1,310
Increase in other non-current liabilities	(40,313)	-	-	-

	$513,893	$337,984	$577,765	$18,875

Net cash inflow from disposal of subsidiaries
Consideration from disposal of subsidiaries	$-	$7,046,464	$-	$-
Increase in other payables	-	3,552	-	-
Cash and cash equivalents disposed of	-	(29,133)	-	-

	$-	$7,020,883	$-	$-

(Concluded)

b.	Changes in liabilities arising from financing activities

For the year ended December 31, 2017

	Short-term borrowings	Bonds payable	Long-term borrowings	Total
	NT$	NT$	NT$	NT$

Balance at January 1, 2017	$20,955,522	$36,999,903	$53,115,563	$111,070,988
Financing cash flows	(2,038,993)	(1,123,972)	(16,473,381)	(19,636,346)
Non-cash changes
Bonds conversion	-	(11,650,369)	-	(11,650,369)
Amortization of issuance cost	-	319,463	5,790	325,253
Effects of exchange rate change	(954,058)	(1,402,245)	(1,241,344)	(3,597,647)

Balance at December 31, 2017	$17,962,471	$23,142,780	$35,406,628	$76,511,879

For the year ended December 31, 2018

	Short-term borrowings	Bonds payable	Long-term borrowings	Total
	NT$	NT$	NT$	NT$

Balance at January 1, 2018	$17,962,471	$23,142,780	$35,406,628	$76,511,879
Financing cash flows	22,327,813	(6,185,600)	85,510,959	101,653,172
Non-cash changes
Acquisition through business combinations (Note 30)	3,619,858	4,457,191	16,080,125	24,157,174
Bonds conversion	-	(4,457,191)	-	(4,457,191)
Reclassification for applying IFRS 9	(1,301,994)	-	-	(1,301,994)
Amortization of issuance cost	-	28,756	188,217	216,973
Effects of foreign currency exchange	655,321	-	712,400	1,367,721

Balance at December 31, 2018	$43,263,469	$16,985,936	$137,898,329	$198,147,734

	Short-term borrowings	Bonds payable	Long-term borrowings	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Balance at January 1, 2018	$586,817	$756,053	$1,156,701	$2,499,571
Financing cash flows	729,429	(202,078)	2,793,563	3,320,914
Non-cash changes
Acquisition through business combinations (Note 30)	118,257	145,612	525,323	789,192
Bonds conversion	-	(145,612)	-	(145,612)
Reclassification for applying IFRS 9	(42,535)	-	-	(42,535)
Amortization of issuance cost	-	940	6,149	7,089
Effects of foreign currency exchange	21,409	-	23,273	44,682

Balance at December 31, 2018	$1,413,377	$554,915	$4,505,009	$6,473,301

34.	OPERATING LEASE ARRANGEMENTS

a.	The Group as lessee

In addition to those disclosed in Note 20, the Company and some of its subsidiary located in R.O.C. lease the land on which their buildings are located under various operating lease agreements with the R.O.C. government expiring through January 2037. The agreements grant these entities the option to renew the leases and reserve the right for the lessor to adjust the lease payments upon an increase in the assessed value of the land and to terminate the leases under certain conditions. In addition, the Group leases buildings, machinery and equipment under operating leases.

The subsidiaries’ offices located in U.S.A. and Japan, etc. are leased from third parties and the lease terms will expire through 2019 to 2028 with the option to renew the leases upon expiration.

The Group recognized rental expense of NT$1,411,533 thousand, NT$1,193,477 thousand and NT$ 1,593,315 thousand (US$52,052 thousand) for the years ended December 31, 2016, 2017 and 2018, respectively, from the aforementioned operating lease arrangements and the land use rights disclosed in Note 20.

The future minimum lease payments of non-cancellable operating lease agreements were as follows:

	December 31
	2017	2018
	NT$	NT$	US$ (Note 4)

Less than 1 year	$246,026	$509,994	$16,661
1-5 years	439,408	828,482	27,066
More than 5 years	419,232	1,047,626	34,225

	$1,104,666	$2,386,102	$77,952

b.	The Group as lessor

The Group leased out the investment properties under operating lease with leasing periods from 1 to 15 years. The Group granted lessees the option to renew the lease upon expiration and without bargain purchase.

The future minimum lease payments of non-cancellable operating lease agreements were as follows:

	December 31, 2018
	NT$	US$ (Note 4)

Less than 1 year	$916,891	$29,954
1-5 years	2,391,843	78,139
More than 5 years	1,157,093	37,801

	$4,465,827	$145,894

35.	CAPITAL MANAGEMENT

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

The Group is not subject to any externally imposed capital requirements except those discussed in Note 21.

36.	FINANCIAL INSTRUMENTS

a.	Fair value of financial instruments that are not measured at fair value

1)	Fair value of financial instruments not measured at fair value but for which fair value is disclosed

Except bonds payable measured at amortized cost, the management considered that the carrying amounts of financial assets and financial liabilities not measured at fair value approximate their fair values. The carrying amounts and fair value of bonds payable as of December 31, 2017 and 2018, respectively, were as follows:

	Carrying Amount		Fair Value
	NT$	US$ (Note 4)	NT$	US$ (Note 4)

December 31, 2017	$23,142,780		$23,247,085
December 31, 2018	16,985,936	$554,915	17,126,752	$559,515

2)	Fair value hierarchy

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

b.	Fair value of financial instruments that are measured at fair value on a recurring basis

1)	Fair value hierarchy

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$

December 31, 2017

Financial assets at FVTPL
Financial assets designated as at FVTPL
Private-placement convertible bonds	$-	$100,496	$-	$100,496
Derivative financial assets
Forward exchange contracts	-	61,325	-	61,325
Swap contracts	-	60,538	-	60,538
Non-derivative financial assets held for trading
Quoted ordinary shares	4,410,732	-	-	4,410,732
Open-end mutual funds	589,976	-	-	589,976

	$5,000,708	$222,359	$-	$5,223,067

Available-for-sale financial assets
Unquoted ordinary shares	$-	$-	$662,477	$662,477
Limited Partnership	-	-	246,072	246,072
Quoted ordinary shares	279,791	-	-	279,791
Open-end mutual funds	23,825	-	-	23,825

	$303,616	$-	$908,549	$1,212,165

 (Continued)

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$

Financial liabilities at FVTPL
Derivative financial liabilities
Swap contracts	$-	$652,107	$-	$652,107
Forward exchange contracts	-	25,323	-	25,323

	$-	$677,430	$-	$677,430

(Concluded)

	Level 1		Level 2		Level 3		Total
	NT$	US$ (Note 4)	NT$	US$ (Note 4)	NT$	US$ (Note 4)	NT$	US$ (Note 4)

December 31, 2018

Financial assets at FVTPL
Derivative financial assets
Swap contracts	$-	$-	$1,557,714	$50,889	$-	$-	$1,557,714	$50,889
Forward exchange contracts	-	-	32,070	1,048	-	-	32,070	1,048
Non-derivative financial assets
Quoted ordinary shares	5,151,255	168,287	-	-	-	-	5,151,255	168,287
Open-end mutual funds	581,800	19,007	-	-	-	-	581,800	19,007
Unquoted preferred shares	-	-	-	-	275,000	8,984	275,000	8,984
Private-placement funds	-	-	-	-	200,123	6,537	200,123	6,537
Hybrid financial assets
Private-placement convertible bonds	-	-	100,496	3,283	-	-	100,496	3,283

	$5,733,055	$187,294	$1,690,280	$55,220	$475,123	$15,521	$7,898,458	$258,035

Financial assets at FVTOCI
Investments in equity instruments
Unquoted shares	$-	$-	$-	$-	$540,730	$17,665	$540,730	$17,665
Limited partnership	-	-	-	-	39,669	1,296	39,669	1,296
Investments in debt instruments
Unsecured subordinate corporate bonds	-	-	-	-	1,016,924	33,222	1,016,924	33,222

	$-	$-	$-	$-	$1,597,323	$52,183	$1,597,323	$52,183

Financial liabilities at FVTPL
Derivative financial liabilities
Swap contracts	$-	$-	$29,058	$949	$-	$-	$29,058	$949
Forward exchange contracts	-	-	7,597	248	-	-	7,597	248

	$-	$-	$36,655	$1,197	$-	$-	$36,655	$1,197

For the financial assets and liabilities that were measured at fair value on a recurring basis held for the years ended December 31, 2017 and 2018, there were no transfers between Level 1 and Level 2 of the fair value hierarchy.

2)	Reconciliation of Level 3 fair value measurements of financial assets

For the years ended December 31, 2016 and 2017

	For the Year Ended December 31
	2016	2017
	NT$	NT$

Balance at January 1	$741,089	$904,790
Purchases	495,928	2,649
Total gain or loss
In profit or loss	(100,734)	28
In other comprehensive income	(202,565)	17,284
Disposals	(28,928)	(16,202)

Balance at December 31	$904,790	$908,549

For the year ended December 31, 2018

	FVTPL		FVTOCI
Financial Assets	Equity Instruments		Equity Instruments		Debt Instruments		Total
	NT$	US$ (Note 4)	NT$	US$ (Note 4)	NT$	US$ (Note 4)	NT$	US$ (Note 4)

Balance at January 1 (Note 3)	$-	$-	$908,549	$29,681	$1,080,000	$35,283	$1,988,549	$64,964
Recognized in profit or loss	(2,313)	(76)	-	-	-	-	(2,313)	(76)
Recognized in other comprehensive income (included in unrealized losses on financial assets at FVTOCI)	-	-	(224,172)	(7,323)	(63,076)	(2,061)	(287,248)	(9,384)
Purchases	477,436	15,597	105,000	3,430	-	-	582,436	19,027
Disposals	-	-	(208,978)	(6,827)	-	-	(208,978)	(6,827)

Balance at December 31	$475,123	$15,521	$580,399	$18,961	$1,016,924	$33,222	$2,072,446	$67,704

3)	Valuation techniques and assumptions applied for the purpose of measuring fair value

a)	Valuation techniques and inputs applied for the purpose of measuring Level 2 fair value measurement

Financial Instruments	Valuation Techniques and Inputs

Derivatives - swap contracts and forward exchange contracts	Discounted cash flows - Future cash flows are estimated based on observable forward exchange rates at balance sheet dates and contract forward exchange rates, discounted at rates that reflected the credit risk of various counterparties.
Private-placement convertible bonds

Discounted cash flows - Future cash flows are estimated based on observable stock prices at balance sheet dates and contract conversion prices, discounted at rates that reflected the credit risk of various counterparties.

b)	Valuation techniques and inputs applied for the purpose of measuring Level 3 fair value measurement

The fair value of unquoted ordinary shares and private-placement funds were determined using market approach and asset-based approach. The significant unobservable inputs is the discount for lack of marketability of 20% to 30%. If the discount for lack of marketability to the valuation model were increased by 1% to reflect reasonably possible alternative assumptions while all the other variables were held constant, the fair value of unquoted shares would have decreased approximately by NT$7,700 thousand (US$252 thousand).

The fair values of investments in limited partnership are measured by estimating future cash inflows from disposal (net of transaction cost).

The fair values of the unsecured subordinate corporate bonds were determined using income approach based on a discounted cash flow analysis. The significant unobservable input is the discount rate that reflects the credit risk of the counterparty. If the discount rate was increased by 0.1% while all the other variables were held constant, the fair value of the bonds would have decreased approximately by NT$7,000 thousand (US$229 thousand).

c.	Categories of financial instruments

	December 31
	2017	2018
	NT$	NT$	US$ (Note 4)

Financial assets

FVTPL
Designated as at FVTPL	$100,496	$-	$-
Held for trading	5,122,571	-	-
Mandatorily at FVTPL	-	7,898,458	258,035
Available-for-sale financial assets	1,212,165	-	-
Loans and receivables (Note 1)	103,973,567	-	-
Measured at amortized cost (Note 1)	-	139,866,736	4,569,314
FVTOCI
Equity instruments	-	580,399	18,961
Debt instruments	-	1,016,924	33,222

Financial liabilities

FVTPL
Held for trading	677,430	36,655	1,197
Financial liabilities for hedging	-	3,899,634	127,397
Measured at amortized cost (Note 2)	139,561,999	286,035,732	9,344,520

Note 1:     The balances included financial assets measured at amortized cost which comprise cash and cash equivalents, trade and other receivables and other financial assets.

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

The carrying amounts of the Group’s foreign currency denominated monetary assets and liabilities (including those eliminated upon consolidation) as well as derivative instruments which exposed the Group to foreign currency exchange rate risk at each balance sheet date are presented in Note 40.

The Group was principally subject to the impact to exchange rate fluctuation in US$ and JPY against NT$ or CNY. 1% is the sensitivity rate used when reporting foreign currency exchange rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign currency exchange rates. The sensitivity analysis included financial assets and liabilities and inter-company receivables and payables within the Group. The changes in profit before income tax due to a 1% change in U.S. dollars and Japanese yen both against NT$ and CNY would be NT$69,000 thousand, NT$101,000 thousand and NT$129,000 thousand (US$4,214 thousand) for the years ended December 31, 2016, 2017 and 2018, respectively. Hedging contracts and hedged items have been taken into account while measuring the changes in profit before income tax. The abovementioned sensitivity analysis mainly focused on the foreign currency monetary items at the end of the year. As the year-end exposure did not reflect the exposure for the years ended December 31, 2016, 2017 and 2018, the abovementioned sensitivity analysis was unrepresentative of those years.

Hedge accounting-2018

The Group’s hedging strategy is to lift foreign currency borrowings to avoid 100% exchange rate exposure of its foreign currency equity instruments, which is designated as fair value hedges. Hedge adjustments are made when the foreign currency equity instruments were evaluated based on the exchange rates on each balance sheet date, the foreign exchange gains (losses) will be totally offset.

The source of hedge ineffectiveness in these hedging relationships is the material difference between the notional amounts of foreign currency borrowings and foreign currency equity instruments. No other sources of ineffectiveness is expected to emerge from these hedging relationships.

b)	Interest rate risk

Except a portion of long-term borrowings and bonds payable at fixed interest rates, the Group was exposed to interest rate risk because group entities borrowed funds at floating interest rates. Changes in market interest rates will lead to variances in effective interest rates of borrowings from which the future cash flow fluctuations arise. The Group uses financing tool with low interest rate and favorable term so as to maintain low financing cost, adequate banking facilities, as well as to hedge interest rate risk.

The carrying amounts of the Group’s financial assets and financial liabilities with exposure to interest rates at each balance sheet date were as follows:

	December 31
	2017	2018
	NT$	NT$	US$ (Note 4)
Fair value interest rate risk
Financial liabilities	$17,552,955	$17,485,561	$571,237

Cash flow interest rate risk
Financial assets	39,880,736	32,942,747	1,076,209
Financial liabilities	42,270,321	172,737,393	5,643,169

For assets and liabilities with floating interest rates, a 100 basis point increase or decrease was used when reporting interest rate risk internally to key management personnel. If interest rates had been 100 basis points (1%) higher or lower and all other variables held constant, the Group’s profit before income tax for the years ended December 31, 2016, 2017 and 2018 would have decreased or increased approximately by NT$358,000 thousand, NT$24,000 thousand and NT$1,398,000 thousand (US$45,671 thousand), respectively. Hedging contracts and hedged items have been taken into account while measuring the changes in profit before income tax. The abovementioned sensitivity analysis mainly focused on the interest rate items at the end of the reporting period. As the year-end exposure did not reflect the exposure for the years ended December 31, 2016, 2017 and 2018, the abovementioned sensitivity analysis was unrepresentative of those periods.

c)	Other price risk

The Group was exposed to equity or bond price risk through its investments in financial assets at FVTPL (included quoted ordinary shares, open-end mutual funds, unquoted preferred shares, private-placement funds and private-placement convertible bonds) and financial assets at FVTOCI for the year ended December 31, 2018. If equity and bond prices were 1% higher or lower, profit before income tax for the year ended December 31, 2018 would have increased or decreased approximately by NT$64,000 thousand (US$2,091 thousand) and other comprehensive income before income tax for the year ended December 31, 2018 would have increased or decreased approximately by NT$16,000 thousand (US$523 thousand).

ASE and its subsidiaries were exposed to equity or debt price risk through its investments in financial assets at FVTPL (including private-placement convertible bonds, quoted shares and open-end mutual funds) and available-for-sale financial assets for the years ended December 31, 2016 and 2017. If equity or debt prices were 1% higher or lower, profit before income tax for the years ended December 31, 2016 and 2017 would have increased or decreased approximately by NT$26,000 thousand and NT$52,000 thousand, respectively, and other comprehensive income before income tax for the years ended December 31, 2016 and 2017 would have both increased or decreased approximately by NT$13,000 thousand.

In addition, ASE was also exposed to its ordinary share price risk through conversion option, redemption option and put option of Bonds which was recognized as financial liabilities held for trading as of December 31, 2016. 7% is the sensitivity rate used when reporting price risk internally to key management personnel. If the ASE’s ordinary share price increased or decreased by 7%, profit before income tax for the year ended December 31, 2016 would have decreased approximately by NT$510,000 thousand or increased approximately by NT$445,000 thousand.

2)	Credit risk

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group’s credit risk arises from cash and cash equivalents, trade and other receivables and other financial assets. The Group’s maximum exposure to credit risk was the carrying amounts of financial assets in the consolidated balance sheets.

As of December 31, 2017 and 2018, the Group’s five largest customers accounted for 33% and 36% of trade receivables, respectively. The Group transacts with a large number of unrelated customers and, thus, no concentration of credit risk was observed.

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

To the extent that interest flows are floating rate, the undiscounted amounts were derived from the interest rates at each balance sheet date.

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	1 to 5 Years	More than 5 Years
	NT$	NT$	NT$	NT$	NT$

December 31, 2017

Non-derivative financial liabilities
Non-interest bearing	$30,695,797	$18,387,296	$4,549,468	$2,807	$176,199
Floating interest rate liabilities	6,641,541	4,153,830	5,101,178	27,196,245	900,310
Fixed interest rate liabilities	8,522,765	7,526,270	1,526,449	11,902,335	6,462,396

	$45,860,103	$30,067,396	$11,177,095	$39,101,387	$7,538,905

December 31, 2018

Non-derivative financial liabilities
Non-interest bearing	$33,156,044	$34,493,000	$6,899,093	$57,375	$196,523
Floating interest rate liabilities	15,762,004	7,127,606	25,510,718	131,014,040	-
Fixed interest rate liabilities	7,677,097	4,811,536	242,461	13,621,814	4,367,546

	$56,595,145	$46,432,142	$32,652,272	$144,693,229	$4,564,069

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	1 to 5 Years	More than 5 Years
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)
December 31, 2018

Non-derivative financial liabilities
Non-interest bearing	$1,083,177	$1,126,854	$225,387	$1,874	$6,420
Floating interest rate liabilities	514,930	232,852	833,411	4,280,106	-
Fixed interest rate liabilities	250,804	157,188	7,921	445,012	142,684

	$1,848,911	$1,516,894	$1,066,719	$4,726,992	$149,104

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

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year
	NT$	NT$	NT$

December 31, 2017

Net settled
Forward exchange contracts	$(8,820)	$-	$-

Gross settled
Forward exchange contracts
Inflows	$3,711,302	$2,169,093	$390,379
Outflows	(3,679,154)	(2,138,635)	(386,880)
	32,148	30,458	3,499

Swap contracts
Inflows	12,116,531	14,434,880	36,676,224
Outflows	(12,189,576)	(14,629,738)	(36,452,398)
	(73,045)	(194,858)	223,826

	$(40,897)	$(164,400)	$227,325

December 31, 2018

Net settled
Forward exchange contracts	$2,040	$1,620	$-

Gross settled
Forward exchange contracts
Inflows	$2,580,194	$466,489	$-
Outflows	(2,556,607)	(460,725)	-
	23,587	5,764	-

Swap contracts
Inflows
Outflows	14,136,620	9,214,500	38,160,316
	(13,946,583)	(8,650,320)	(36,596,419)
	190,037	564,180	1,563,897

	$213,624	$569,944	$1,563,897

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

December 31, 2018
Net settled
Forward exchange contracts	$67	$53	$-

(Continued)

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Gross settled
Forward exchange contracts
Inflows	$84,293	$15,240	$-
Outflows	(83,522)	(15,052)	-
	771	188	-

Swap contracts
Inflows	461,830	301,029	1,246,662
Outflows	(455,622)	(282,598)	(1,195,571)
	6,208	18,431	51,091

	$6,979	$18,619	$51,091

(Concluded)

37. RELATED PARTY TRANSACTIONS

Balances and transactions within the Group had been eliminated upon consolidation. Details of transactions between the Group and other related parties were disclosed as follows:

a.	Related parties

In addition to those disclosed in Note 15, the related parties were as follows:

Related Parties	Relationship with the Company

ASE Cultural and Educational Foundation	Substantial related party
Fu Hwa Construction Co., Ltd.	Associate’s subsidiary

b.	The Group contributed NT$100,000 thousand (US$3,267 thousand) to ASE Cultural and Educational Foundation in 2016, 2017 and 2018, respectively, for environmental charity in promoting the related domestic environmental protection and public service activities (Note 39).

c.	In the third quarter of 2016, the Group acquired patents and specific technology from DECA at NT$403,543 thousand, which was primarily based on independent professional appraisal reports. As of December 31, 2017 and 2018, NT$93,000 thousand and NT$57,590 thousand (US$1,881 thousand) have not been paid and were accrued under the line item of other payables, respectively.

d.	The Group contracted with Fu Hwa Construction Co., Ltd. to construct a female employee dormitory on current leased land. Total consideration was primarily based on independent professional appraisal reports. During 2016, the employee dormitory has been capitalized for NT$875,000 thousand. The female employee dormitory has been completely constructed in 2016. As of December 31, 2016, NT$228,500 thousand has not been paid and was accrued under the line item of other payables, which was fully repaid in March 2017.

e.	In February 2016, USIE repurchased 1,801 thousand shares of USIE’s outstanding ordinary shares from the Group’s key management personnel with approximately NT$1,130,650 thousand.

f.	As disclosed in Note 32, the Company’s subsidiary, USIE, repurchased its own 1,283 thousand ordinary shares from the Group’s key management personnel in February 2018 with approximately NT$ 653,244 thousand (US$21,341 thousand).

g.	Compensation to key management personnel

	For the Year Ended December 31
	2016	2017	2018
	NT$	NT$	NT$	US$ (Note 4)

Short-term employee benefits	$790,460	$860,631	$1,041,216	$34,015
Post-employment benefits	4,790	2,858	3,884	127
Share-based payments	11,547	-	9,145	299

	$806,797	$863,489	$1,054,245	$34,441

The compensation to the Group’s key management personnel is determined according to personal performance and market trends.

38. ASSETS PLEDGED AS COLLATERAL OR FOR SECURITY

The following assets were provided as collateral for bank borrowings and the tariff guarantees of imported raw materials:

	December 31
	2017	2018
	NT$	NT$	US$ (Note 4)

Inventories related to real estate business	$4,822,043	$4,796,126	$156,685
Investment properties	7,151,382	6,680,017	218,230
Land use rights (long-term prepayments for lease)	6,813,751	6,515,576	212,858
Other financial assets (including current and non-current)	66,726	496,902	16,233

	$18,853,902	$18,488,621	$604,006

39. SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

In addition to those disclosed in other notes, significant commitments and contingencies of the Group as of each balance sheet date were as follows:

a.	As of December 31, 2017 and 2018, unused letters of credit of the Group were approximately NT$20,000 thousand and NT$634,000 thousand (US$20,712 thousand), respectively.

b.	As of December 31, 2017 and 2018, outstanding commitments to purchase property, plant and equipment of the Group were approximately NT$7,019,377 thousand and NT$17,039,458 thousand (US$556,663 thousand), respectively, of which NT$294,194 thousand and NT$2,339,308 thousand (US$76,423 thousand) had been prepaid, respectively. As of December 31, 2017 and 2018, the commitment that the Group has contracted for the construction related to our real estate business were approximately NT$1,548,806 thousand and NT$888,052 thousand (US$29,012 thousand), respectively.

c.	In consideration of corporate social responsibility for environmental protection, the Group’s board of directors, in December 2013, approved contributions to be made in the next 30 years, at a total amount of NT$3,000,000 thousand, at the minimum, to environmental protection efforts in Taiwan.

In February 2019, the Group’s board of directors approved to contribute NT$100,000 thousand (US$3,267 thousand) to ASE Cultural & Educational Foundation for environmental charity in promoting the related domestic environmental protection and public service activities continuously.

40.	SIGNIFICANT SUBSEQUENT EVENTS

On March 28, 2019, the Company’s board of directors resolved to issue ordinary shares in the way of cash capital increase in an amount up to NT$3,000,000 thousand (US$98,007 thousand) with par value NT$10 (US$0.3) per share. The Company’s board of directors also resolved to issue unsecured domestic bonds that were approved by the Taipei Exchange. These bonds will be issued in the amounts of NT$6,500,000 thousand (US$212,349 thousand) and NT$3,500,000 thousand (US$114,342 thousand) with annual interest rates of 0.9% and 1.03%, respectively, and with maturity of 5 and 7 years, respectively.

41.	SIGNIFICANT ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The following information was aggregated by the foreign currencies other than functional currencies of the group entities and the exchange rates between foreign currencies and respective functional currencies were disclosed. The significant financial assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousand)	Exchange Rate	Carrying Amount (In Thousand)

December 31, 2017

Monetary financial assets
US$	$3,065,296	US$1=NT$29.76	$91,223,195
US$	1,193,369	US$1=CNY6.5342	35,514,653
JPY	5,005,435	JPY1=NT$0.2642	1,322,436
JPY	8,113,284	JPY1=US$0.0089	2,143,530

Monetary financial liabilities
US$	2,902,995	US$1=NT$29.76	86,393,137
US$	1,007,629	US$1=CNY6.5342	29,987,042
JPY	5,415,677	JPY1=NT$0.2642	1,430,822
JPY	8,598,832	JPY1=US$0.0089	2,271,811

December 31, 2018

Monetary financial assets
US$	3,730,484	US$1=NT$30.715	114,581,814
US$	1,299,391	US$1=CNY6.8632	39,910,801
JPY	4,412,591	JPY1=NT$0.2782	1,227,583
JPY	6,568,657	JPY1=US$0.0091	1,827,400

Monetary financial liabilities
US$	3,361,523	US$1=NT$30.715	103,249,185
US$	1,216,654	US$1=CNY6.8632	37,369,521
JPY	7,401,621	JPY1=NT$0.2782	2,059,131
JPY	7,035,704	JPY1=US$0.0091	1,957,333

The significant realized and unrealized foreign exchange gain (loss) were as follows:

	For the Year Ended December 31
	2016		2017		2018
Functional Currencies	Exchange Rate	Net Foreign Exchange Gain	Exchange Rate	Net Foreign Exchange Gain (Loss)	Exchange Rate	Net Foreign Exchange Loss
		NT$		NT$		NT$	US$ (Note 4)

NT$		$1,494,044		$4,130,243		$(849,234)	$(27,744)
US$	US$1=NT$32.25	203,258	US$1=NT$29.76	(244,802)	US$1=NT$30.715	(67,476)	(2,204)
CNY	CNY1=NT$4.649	224,393	CNY1=NT$4.5545	(337,630)	CNY1=NT$4.4753	(120,005)	(3,920)

		$1,921,695		$3,547,811		$(1,036,715)	$($33,868)

42.	OTHERS

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

43.	OPERATING SEGMENTS INFORMATION

The Group has the following reportable segments: Packaging, Testing and EMS. The Group packages bare semiconductors into finished semiconductors with enhanced electrical and thermal characteristics; provides testing services, including front-end engineering testing, wafer probing and final testing services; engages in the designing, assembling, manufacturing and sale of electronic components and telecommunications equipment motherboards. Information about other business activities and operating segments that are not reportable are combined and disclosed in “Others.” The Group engages in other activities such as substrate production as well as sale and leasing of real estate properties.

The accounting policies for segments are the same as those described in Note 4. The measurement basis for resources allocation and performance evaluation is based on profit before income tax.

Segment information for the years ended December 31, 2016, 2017 and 2018 was as follows:

a.	Segment revenues and operation results

					Adjustments
	Packaging	Testing	EMS	Others	and Eliminations	Total
	NT$	NT$	NT$	NT$	NT$	NT$

For the year ended December 31, 2016

Revenue from external customers	$125,282,829	$27,031,750	$115,395,130	$7,174,398	$-	$274,884,107
Inter-segment revenue (Note 1)	4,929,897	243,980	47,721,424	9,186,359	(62,081,660)	-
Segment revenue	130,212,726	27,275,730	163,116,554	16,360,757	-	336,965,767
Interest income	32,499	41,405	130,659	37,297	(11,793)	230,067
Interest expense	(1,727,127)	(5,980)	(44,433)	(451,790)	11,793	(2,217,537)
Depreciation and amortization	(18,706,891)	(6,566,936)	(2,759,298)	(1,437,312)	-	(29,470,437)
Share of the profit of associates and joint ventures	1,513,394	(9,484)	-	-	-	1,503,910
Impairment loss	(974,095)	(4,136)	(1,886)	-	-	(980,117)
Segment profit before income tax	13,921,640	7,226,531	4,626,263	2,194,271	-	27,968,705
Expenditures for segment assets	17,561,135	8,247,003	906,042	966,682	-	27,680,862

December 31, 2016

Investments accounted for using the equity method	49,597,195	227,495	-	-	-	49,824,690

For the year ended December 31, 2017

Revenue from external customers	126,225,119	26,157,277	133,948,016	4,110,796	-	290,441,208
Inter-segment revenue (Note 1)	4,911,026	184,707	47,119,404	8,383,640	(60,598,777)	-
Segment revenue	131,136,145	26,341,984	181,067,420	12,494,436	-	351,039,985
Interest income	43,744	48,532	269,640	214,265	(269,310)	306,871
Interest expense	(1,969,562)	(11,920)	-	(62,714)	269,310	(1,774,886)
Depreciation and amortization	(19,105,457)	(6,476,743)	(2,133,253)	(1,489,731)	-	(29,205,184)
Share of the profit or loss of associates and joint ventures	568,291	(42,509)	-	-	-	525,782
Impairment loss	(218,214)	(72,798)	-	(473,869)	-	(764,881)
Segment profit before income tax	12,065,304	6,904,067	6,883,327	5,167,965	-	31,020,663
Expenditures for segment assets	17,769,612	4,507,097	850,235	550,738	-	23,677,682

December 31, 2017

Investments accounted for using the equity method	48,566,333	187,418	-	-	-	48,753,751

					Adjustments
	Packaging	Testing	EMS	Others	and Eliminations	Total
	NT$	NT$	NT$	NT$	NT$	NT$

For the year ended December 31, 2018

Revenue from external customers	$178,308,222	$35,903,202	$151,890,384	$4,990,613	$-	$371,092,421
Inter-segment revenues (Note 1)	3,531,431	212,310	58,836,465	7,637,053	(70,217,259)	-
Segment revenues	181,839,653	36,115,512	210,726,849	12,627,666	-	441,309,680
Interest income	166,761	55,108	354,343	352,232	(462,233)	466,211
Interest expense	(3,647,601)	(101,338)	-	(249,180)	462,233	(3,535,886)
Depreciation and amortization	(29,491,977)	(9,560,610)	(2,065,590)	(1,570,726)	-	(42,688,903)
Share of the profit or loss of associates and joint ventures	(456,846)	(23,398)	-	-	-	(480,244)
Impairment loss	(654,081)	-	-	-	-	(654,081)
Segment profit before income tax	17,866,431	7,952,484	6,225,984	(107,221)	-	31,937,678
Expenditures for segment assets	22,787,190	12,991,023	2,529,771	784,254	-	39,092,238

December 31, 2018

Investments accounted for using the equity method	9,152,290	160,018	-	-	-	9,312,308
Contract assets	3,488,372	1,000,128	-	-	-	4,488,500

					Adjustments
	Packaging	Testing	EMS	Others	and Eliminations	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

For the year ended December 31, 2018

Revenue from external customers	$5,825,163	$1,172,924	$4,962,116	$163,039	$-	$12,123,242
Inter-segment revenues (Note 1)	115,369	6,936	1,922,132	249,495	(2,293,932)	-
Segment revenues	5,940,532	1,179,860	6,884,248	412,534	-	14,417,174
Interest income	5,448	1,801	11,576	11,507	(15,101)	15,231
Interest expense	(119,164)	(3,311)	-	(8,140)	15,101	(115,514)
Depreciation and amortization	(963,475)	(312,336)	(67,481)	(51,315)	-	(1,394,607)
Share of the profit or loss of associates and joint ventures	(14,925)	(764)	-	-	-	(15,689)
Impairment loss	(21,368)	-	-	-	-	(21,368)
Segment profit before income tax	583,680	259,800	203,397	(3,503)	-	1,043,374
Expenditures for segment assets	744,436	424,404	82,645	25,621	-	1,277,106

December 31, 2018

Investments accounted for using the equity method	298,996	5,228	-	-	-	304,224
Contract assets	113,962	32,673	-	-	-	146,635

Note 1: Inter-segment revenues were eliminated upon consolidation.

Note 2: Refer to the table above for information about disaggregation of revenue.

b.	Revenue from major products and services

	For the Year Ended December 31
	2016	2017	2018
	NT$	NT$	NT$	US$ (Note 4)

Packaging service	$125,282,829	$126,225,119	$178,308,222	$5,825,163
Testing service	27,031,750	26,157,277	35,903,202	1,172,924
Electronic components manufacturing service	115,395,130	133,948,016	151,890,384	4,962,116
Others	7,174,398	4,110,796	4,990,613	163,039

	$274,884,107	$290,441,208	$371,092,421	$12,123,242

c.	Geographical information

Geographical information about revenue from external customers and noncurrent assets are reported based on the country where the external customers are headquartered and noncurrent assets are located, respectively.

1)	Net revenues from external customers

	For the Year Ended December 31
	2016	2017	2018
	NT$	NT$	NT$	US$ (Note 4)

United States	$180,745,837	$196,462,345	$230,791,164	$7,539,731
Taiwan	38,868,679	35,413,647	45,630,792	1,490,715
Asia	29,896,304	30,201,332	56,031,108	1,830,484
Europe	23,275,732	26,445,240	36,844,258	1,203,668
Others	2,097,555	1,918,644	1,795,099	58,644

	$274,884,107	$290,441,208	$371,092,421	$12,123,242

2)	Non-current assets, excluding financial instruments, post-employment benefit assets and deferred tax assets

	December 31
	2017	2018
	NT$	NT$	US$ (Note 4)

Taiwan	$93,350,839	$229,944,505	$7,512,071
China	45,376,164	59,058,239	1,929,377
Others	25,025,498	25,686,256	839,146

	$163,752,501	$314,689,000	$10,280,594

d.	Major customers

Except one customer from which the operating revenues generated from packaging and EMS segments was NT$66,554,659 thousand, NT$83,873,393 thousand and NT$92,117,839 thousand (US$3,009,403 thousand) in 2016, 2017 and 2018, respectively, the Group did not have other single customer to which the operating revenues exceeded 10% of operating revenues for the years ended December 31, 2016, 2017 and 2018.