Form 20-F
period 2019-12-31
ASE Technology Holding Co., Ltd.
filed 2020-03-31
CIK 1122411

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Taipei, Taiwan, 110

Republic of China

Tel: 886-2-6636-5678

Fax: 882-2-2757-6121

Email: ir@aseglobal.com

 (Name, Telephone, Email and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on which Registered
Common Shares, par value NT$10.00 each	ASX	The New York Stock Exchange*

* Traded in the form of American Depositary Receipts evidencing American Depositary Shares (the “ADSs”), each representing two common shares of ASE Technology Holding Co., Ltd.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2019, 4,329,883,632 Common Shares, par value NT$10 each were outstanding.**

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

Yes ☒         No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

Yes ☐         No ☒

** As a result of the exercise of employee stock options subsequent to December 31, 2019, as of January 31, 2020, we had 4,331,603,182 Common Shares outstanding.

USE OF CERTAIN TERMS

Unless the context otherwise requires, references in this annual report to:

•	“2018 Convertible Bonds” are to US$400.0 million Zero Coupon Convertible Bonds due September 5, 2018, issued by the Company;

•	“2018 NTD-linked Convertible Bonds” are to US$200.0 million NTD-linked Zero Coupon Convertible Bonds due March 27, 2018, issued by the Company;

•	“ASDI” are to ASDI Assistance Direction S.A.S., a simplified limited liability company (société par actions simplifiée) organized under the laws of France;

•	“ASE,” “ASE Inc.” or “ASE Group” are to Advanced Semiconductor Engineering Inc. and, unless the context requires otherwise, its subsidiaries;

•	“ASE Chung Li” are to ASE (Chung Li) Inc., a company previously incorporated under the laws of the R.O.C. that merged into ASE Inc. on August 1, 2004;

•	“ASE Electronics” are to ASE Electronics Inc., a company incorporated under the laws of the R.O.C.;

•	“ASE Japan” are to ASE Japan Co. Ltd., a company incorporated under the laws of Japan;

•	“ASE Korea” are to ASE (Korea) Inc., a company incorporated under the laws of the Republic of Korea;

•	“ASE Material” are to ASE Material Inc., a company previously incorporated under the laws of the R.O.C. that merged into ASE Inc. on August 1, 2004;

•	“ASE Shanghai” are to ASE (Shanghai) Inc., a company incorporated under the laws of the P.R.C.;

•	“ASE Test” are to ASE Test Limited, a company incorporated under the laws of Singapore;

•	“ASE Malaysia” are to ASE Electronics (M) Sdn. Bhd., a company incorporated under the laws of Malaysia;

•	“ASE Test Taiwan” are to ASE Test, Inc., a company incorporated under the laws of the R.O.C.;

•	“ASEEE” are to ASE Embedded Electronics Inc., a company incorporated under the laws of the R.O.C.;

•	“ASEH,” the “Company,” “ASE Technology Holding,” “we,” “us” or “our” are to ASE Technology Holding Co., Ltd. and, unless the context requires otherwise, its subsidiaries;

•	“ASEKS” are to ASE (KunShan) Inc., a company incorporated under the laws of the P.R.C.;

•	“ASEN” are to Suzhou ASEN Semiconductors Co., Ltd., a company incorporated under the laws of the P.R.C.;

•	“ASESH AT” are to ASE Assembly & Test (Shanghai) Limited, formerly known as Global Advanced Packaging Technology Limited, or GAPT, a company incorporated under the laws of the P.R.C.;

•	“ASEWH” are to ASE (Weihai), Inc., a company incorporated under the laws of the P.R.C.;

•	“DECA” are to Deca Technologies Inc., a company incorporated in the Cayman Islands;

•	“Deposit Agreement” are to the deposit agreement, dated as of April 30, 2018, by and among ASE Technology Holding Co., Ltd., a company organized under the laws of the R.O.C. and previously known as “ASE Industrial Holding Co., Ltd.”, Citibank, N.A., as Depositary, and the Holders and Beneficial Owners of American Depositary Shares issued thereunder;

•	“EEMS Test Singapore” are to EEMS Test Singapore Pte. Ltd., a company incorporated under the laws of Singapore, which changed its name to ASE Singapore II Pte. Ltd. and was subsequently merged into ASE Singapore Pte. Ltd. on January 1, 2011;

•	“EMS” are to electronic manufacturing services;

•	“EU” are to the European Union;

•	“Exchange Act” are to the U.S. Securities Exchange Act of 1934, as amended;

•	“FAFG” are to Financiere AFG S.A.S., a simplified limited liability company (société par actions simplifiée) organized under the laws of France;

•	“FSC” are to the Financial Supervisory Commission of the Republic of China;

•	“Green Bonds” are to US$300.0 million 2.125% Guaranteed Bonds due July 24, 2017, offered by Anstock II Limited, our wholly owned subsidiary incorporated in the Cayman Islands with limited liability;

•	“Hung Ching” are to Hung Ching Development & Construction Co. Ltd., a company incorporated under the laws of the R.O.C.;

•	“IFRS” are to International Financial Reporting Standards, International Accounting Standards and Interpretations as issued by the International Accounting Standards Board;

•	“ISE Shanghai” are to ISE Labs, China, Ltd., a company incorporated under the laws of the P.R.C.;

•	“ISE Labs” are to ISE Labs, Inc., a corporation incorporated under the laws of the State of California;

•	“Initial SPIL Tender Offer” are to ASE’s offer to purchase 779,000,000 common shares (including common shares represented by outstanding American depositary shares) of SPIL through concurrent tender offers in the R.O.C. and the U.S., at a price of NT$45 per SPIL common share and NT$225 per SPIL American depositary share, commenced on August 24, 2015 and expired on September 22, 2015;

•	“Joint Share Exchange Agreement” are to the joint share exchange agreement entered into between ASE and SPIL on June 30, 2016;

•	“Korea” or “South Korea” are to the Republic of Korea;

•	“Mainland Investors Regulations” are to the Regulations Governing Securities Investment and Futures Trading in Taiwan by Mainland Area Investors;

•	“MOEAIC” are to Investment Commission, the R.O.C. Ministry of Economic Affairs;

•	“NYSE” are to New York Stock Exchange;

•	“PowerASE” are to PowerASE Technology, Inc., a company incorporated under the laws of the R.O.C., which was merged into ASE Inc. in May 2012;

•	“PPA Effects” are the earnings effects from purchase price allocation (“PPA”). PPA is the allocation of ASEH’s purchase price of SPIL into identifiable assets acquired and liabilities assumed from SPIL based on their fair values. The fair value write-up results in earnings effects over time which generates increases to ongoing depreciation and amortization in operating costs and amortization in operating expenses;

•	“P.R.C.” are to the People’s Republic of China and excludes Taiwan, Macau and Hong Kong;

•	“P.R.C. Regulations” are to the Regulations Governing Mainland China Investors’ Securities Investments and Futures Trading in Taiwan;

•	“QDII” are to qualified domestic institutional investors;

•	“Republic of China”, the “R.O.C.” and “Taiwan” are to the Republic of China, including Taiwan and certain other possessions;

•	“R.O.C. Trading Day” are to a day when TWSE is open for business;

•	“SEC” are to the Securities and Exchange Commission of the U.S.;

•	“Second SPIL Tender Offer” are to ASE’s offer to purchase 770,000,000 common shares (including common shares represented by outstanding American depositary shares) of SPIL through concurrent tender offers in the R.O.C. and the U.S., at a price of NT$55 per SPIL common share and NT$275 per SPIL American depositary share, commenced on December 29, 2015 and expired on March 17, 2016 due to failure to obtain regulatory approval from the Taiwan Fair Trade Commission (“TFTC”) prior to the expiration of the Second SPIL Tender Offer;

•	“Securities Act” are to the U.S. Securities Act of 1933, as amended;

•	“SF” are to Siliconware Electronics (Fujian) Co., Limited, a company incorporated under the laws of the P.R.C.;

•	“Share Exchange” is the statutory share exchange pursuant to the laws of the Republic of China, through which ASEH (i) acquired all issued shares of ASE in exchange for shares of ASEH using the share exchange ratio as described in “Item 10. Additional information—Material Contract” and (ii) acquired all issued shares of SPIL using the cash consideration as described in “Item 10. Additional information—Material Contract”;

•	“SiP” are to system-in-package;

•	“SPIL” or “SPIL Group” are to Siliconware Precision Industries Co., Ltd., and, unless the context requires otherwise, its subsidiaries;

•	“SPIL Acquisition” are to ASEH’s effort to effect an acquisition of 100% of the common shares and American depositary shares of SPIL pursuant to the Joint Share Exchange Agreement;

•	“SZ” are to Siliconware Technology (Suzhou) Limited, a company incorporated under the laws of the P.R.C.;

•	“Taiwan-IFRS” are to the Regulations Governing the Preparation of Financial Reports by Securities Issuers, the IFRS as well as related guidance translated by Accounting Research and Development Foundation and endorsed by the FSC;

•	“Tessera” are to Tessera Technologies, Inc. and its subsidiaries;

•	“TWSE” are to Taiwan Stock Exchange;

•	“UGJQ” are to Universal Global Technology (Shanghai) Co., Ltd., a company incorporated under the laws of the P.R.C.;

•	“UGKS” are to Universal Global Technology (Kunshan) Co. Ltd., a company incorporated under the laws of the P.R.C.;

•	“UGPL” are to Chung Hong Electronics Poland Sp. z o.o., a company incorporated under the laws of Poland;

•	“UGTW” are to Universal Global Scientific Industrial Co. Ltd., a company incorporated under the laws of the R.O.C.;

•	“Universal Scientific Industrial” or “USI” are to Universal Scientific Industrial Co., Ltd., a company incorporated under the laws of the R.O.C.;

•	“USIFR” are to Universal Scientific Industrial (France), a simplified limited liability company (société par actions simplifiée) organized under the laws of France;

•	“USI Shanghai” are to Universal Scientific Industrial (Shanghai) Co., Ltd., a company incorporated under the laws of the P.R.C.;

•	“U.S.” refers to the United States of America;

•	“U.S. GAAP” are to accounting principles generally accepted in the U.S.;

•	“USI Group” are to USI Inc. and its subsidiaries. Prior to the 2016 USI Group Restructuring, USI Group are to USI Industrial and its subsidiaries;

•	“USI Inc.” are to USI Inc., a company incorporated under the laws of the R.O.C.;

•	“USI Mexico” are to Universal Scientific Industrial de Mexico S.A. DE C.V., a company incorporated under the laws of Mexico;

•	“USISZ” are to USI Electronics (Shenzhen) Co. Ltd., a company incorporated under the laws of the P.R.C.; and

•	“Wuxi Tongzhi” are to Wuxi Tongzhi Microelectronics Co., Ltd., a company incorporated under the laws of the P.R.C.

We publish our financial statements in New Taiwan dollars, the lawful currency of the R.O.C. In this annual report, references to “United States dollars,” “U.S. dollars” and “US$” are to the currency of the United States; references to “New Taiwan dollars,” “NT dollars” and “NT$” are to the currency of the R.O.C.; references to “RMB” are to the currency of the P.R.C.; references to “JP¥” are to the currency of Japan; references to “MYR” are to the currency of Malaysia; references to “SGD” are to the currency of the Republic of Singapore; references to “KRW” are to the currency of the Republic of Korea; references to “EUR” are to the currency of the EU; and references to “PLN” are to the currency of the Poland. Unless otherwise noted, all translations from NT dollars to U.S. dollars were made at the exchange rate as set forth in the H.10 weekly statistical release of the Federal Reserve System of the United States (the “Federal Reserve Board”) as of December 31, 2019, which was NT$29.91=US$1.00, and all translations from RMB to U.S. dollars were made at the exchange rate as set forth in the H.10 weekly statistical release of the Federal Reserve Board as of December 31, 2019, which was RMB6.9618=US$1.00. All amounts translated into U.S. dollars in this annual report are provided solely for your convenience and no representation is made that the NT dollar, RMB or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or NT dollars/RMB, as the case may be, at any particular rate or at all. On March 13, 2020, the exchange rate between NT dollars and U.S. dollars as set forth in the H.10 weekly statistical release by the Federal Reserve Board was NT$30.13=US$1.00. On March 13, 2020, the exchange rate between RMB and U.S. dollars as set forth in the H.10 weekly statistical release by the Federal Reserve Board was RMB7.0079=US$1.00.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this annual report. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this annual report. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor or electronics industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and EMS we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the R.O.C. and the P.R.C.; general economic and political conditions; the recent global economic crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, see “Item 3. Key Information—Risk Factors.”

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

The following tables present selected consolidated financial data for ASEH as of and for the years ended December 31, 2018 and 2019, and ASE as of and for the years ended December 31, 2015, 2016 and 2017.

The selected consolidated statements of comprehensive income data and cash flow data for the years ended December 31, 2017, 2018 and 2019, and the selected consolidated balance sheet data as of December 31, 2018 and 2019 set forth below are derived from our audited consolidated financial statements included in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements, including the notes thereto. The selected consolidated statements of comprehensive income data and cash flow data for the years ended December 31, 2015 and 2016 and the selected consolidated balance sheet data as of December 31, 2015 and 2016 and 2017 set forth below are derived from our audited consolidated financial statements not included herein.

Our consolidated financial statements have been prepared and presented in accordance with IFRS.

Following our adoption of IFRS for SEC filing purposes, pursuant to the rule amendments adopted by the SEC that became effective on March 4, 2008, we were no longer required to reconcile our consolidated financial statements with U.S. GAAP.

	As of and for the Year Ended December 31,
IFRS	2015 (Retrospectively Adjusted)(1)	2016 (Retrospectively Adjusted)(1)	2017 (Retrospectively Adjusted)(1)	2018(2)	2019
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except earnings per share and per ADS data)
Statement of Comprehensive Income Data:
Operating revenues	283,302.5	274,884.1	290,441.2	371,092.4	413,182.2	13,814.2
Operating costs	(233,167.3)	(221,696.9)	(237,708.9)	(309,929.4)	(348,871.4)	(11,664.0)
Gross profit	50,135.2	53,187.2	52,732.3	61,163.0	64,310.8	2,150.2
Operating expenses	(25,250.6)	(26,526.8)	(27,513.7)	(34,515.3)	(40,784.4)	(1,363.6)
Other operating income and expenses, net	(251.5)	(800.3)	108.6	371.6	(268.6)	(9.0)
Profit from operations	24,633.1	25,860.1	25,327.2	27,019.3	23,257.8	777.6
Non-operating income, net	378.7	2,108.6	5,693.5	4,918.4	22.0	0.7
Profit before income tax	25,011.8	27,968.7	31,020.7	31,937.7	23,279.8	778.3
Income tax expense	(4,311.1)	(5,390.8)	(6,523.6)	(4,513.4)	(5,011.2)	(167.5)
Profit for the year	20,700.7	22,577.9	24,497.1	27,424.3	18,268.6	610.8
Attributable to
Owners of the Company	19,732.1	21,324.4	22,819.1	26,220.7	17,060.6	570.4
Non-controlling interests	968.6	1,253.5	1,678.0	1,203.6	1,208.0	40.4
	20,700.7	22,577.9	24,497.1	27,424.3	18,268.6	610.8
Other comprehensive loss, net of income tax	(147.5)	(7,959.3)	(4,637.9)	(852.6)	(4,370.6)	(146.1)
Total comprehensive income for the year	20,553.2	14,618.6	19,859.2	26,571.7	13,898.0	464.7
Attributable to
Owners of the Company	19,659.1	13,957.0	18,524.1	25,620.5	13,122.2	438.7
Non-controlling interests	894.1	661.6	1,335.1	951.2	775.8	26.0
	20,553.2	14,618.6	19,859.2	26,571.7	13,898.0	464.7
Earnings per common share(3):
Basic	5.16	5.57	5.59	6.18	4.01	0.13
Diluted	4.95	4.66	5.19	6.07	3.91	0.13
Dividends per common share(4)	2.00	1.60	1.40	2.50	2.50	0.08
Earnings per equivalent ADS(3)(4):
Basic	10.31	11.13	11.18	12.35	8.02	0.27
Diluted	9.90	9.31	10.38	12.14	7.82	0.26
Number of common shares(3)(6):
Basic	3,826.4	3,831.4	4,080.4	4,245.2	4,252.0	4,252.0
Diluted	4,125.0	4,142.1	4,184.6	4,251.1	4,262.8	4,262.8
Number of equivalent ADSs(3):
Basic	1,913.2	1,915.7	2,040.2	2,122.6	2,126.0	2,126.0
Diluted	2,062.5	2,071.0	2,092.3	2,125.6	2,131.4	2,131.4

	As of and for the Year Ended December 31,
IFRS	2015 (Retrospectively Adjusted)(1)	2016 (Retrospectively Adjusted)(1)	2017 (Retrospectively Adjusted)(1)	2018(2)	2019
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except earnings per share and per ADS data)
Balance Sheet Data:
Current assets	156,732.8	142,789.7	144,938.3	201,558.9	202,001.1	6,753.6
Investments - non-current(7)	38,046.6	50,853.0	49,876.8	11,545.9	15,017.4	502.1
Property, plant and equipment	149,997.1	143,880.2	135,168.4	214,592.6	232,093.3	7,759.7
Right-of-use assets(8)	-	-	-	-	9,792.2	327.4
Intangible assets	11,888.6	12,107.6	11,341.4	80,872.1	79,222.8	2,648.7
Long-term prepayments for lease(8)	2,556.2	2,237.0	8,851.3	10,764.8	-	-
Others(8)(9)	5,765.6	6,063.1	13,746.1	14,727.6	19,096.9	638.5
Total assets	364,986.9	357,930.6	363,922.3	534,061.9	557,223.7	18,630.0
Short-term debts(10)	36,983.4	20,955.5	17,962.5	43,263.5	37,339.0	1,248.4
Current portion of long-term debts(11)	16,843.3	16,341.1	14,441.3	10,796.2	5,995.6	200.4
Long-term debts(12)	66,535.1	74,354.9	44,501.5	144,336.9	177,414.1	5,931.6
Other liabilities(12)	78,700.1	79,437.9	85,706.8	116,637.4	123,672.7	4,134.9
Total liabilities	199,061.9	191,089.4	162,612.1	315,034.0	344,421.4	11,515.3
Share capital	79,185.7	79,568.0	87,380.8	43,217.1	43,305.3	1,447.9
Non-controlling interests	11,492.5	12,000.6	13,190.1	17,639.5	13,374.9	447.2
Equity attributable to owners of the Company	154,432.4	154,840.6	188,120.1	201,388.4	199,427.4	6,667.5
Cash Flow Data:
Capital expenditures	(30,280.1)	(26,714.2)	(24,699.2)	(41,386.4)	(56,810.2)	(1,899.4)
Depreciation and amortization	29,518.7	29,470.4	29,205.2	42,688.9	50,466.8	1,687.3
Net cash inflow from operating activities	57,548.3	52,107.9	47,430.8	51,074.7	72,303.3	2,417.4
Net cash outflow from investing activities	(63,351.4)	(43,159.5)	(16,086.2)	(129,542.3)	(54,579.1)	(1,824.8)
Net cash inflow (outflow) from financing activities	8,636.3	(21,087.0)	(19,323.4)	83,111.4	(6,498.8)	(217.3)
Segment Data:
Operating revenues:
Packaging	116,607.3	125,282.8	126,225.1	178,308.2	198,916.8	6,650.5
Testing	25,191.9	27,031.8	26,157.3	35,903.2	42,658.7	1,426.2
EMS	138,242.1	115,395.1	133,948.0	151,890.4	165,789.5	5,543.0
Others	3,261.2	7,174.4	4,110.8	4,990.6	5,817.2	194.5
Gross profit:
Packaging	30,348.5	28,524.6	28,785.3	33,669.0	34,539.0	1,154.8
Testing	9,025.7	9,980.6	9,303.6	12,289.5	14,536.9	486.0
EMS	9,433.4	11,234.8	13,562.5	14,278.8	14,491.4	484.5
Others	1,327.6	3,447.3	1,080.9	925.7	743.5	24.9

__________________

(1)	The financial data for the years ended December 31, 2015, 2016 and 2017 represents the financial condition, financial performance and cash flow of ASE, except for earnings per common share, earnings per equivalent ADS, number of common shares and number of equivalent ADSs which have been retrospectively adjusted to reflect share exchange ratio stated in the Joint Share Exchange Agreement. For details about the Joint Share Exchange Agreement, see “Item 10. Additional information—Material Contract.”

(2)	Financial data for ASEH are derived from the results of: (a) ASE Technology Holding Co., Ltd. and SPIL for the period from April 30, 2018 through December 31, 2018; and (b) ASE, the predecessor entity of ASEH, for the twelve months ended December 31, 2018.

(3)	We retrospectively adjusted the earnings per common share, earnings per equivalent ADS, number of common shares and number of equivalent ADSs in accordance with share exchange ratio stated in the Joint Share Exchange Agreement for the years ended December 31, 2015, 2016 and 2017, which differ from the results included in our annual reports on Form 20-F for the years ended December 31, 2015, 2016 and 2017. For details about the Joint Share Exchange Agreement, see “Item 10. Additional information—Material Contract.”
(4)	The denominators for diluted earnings per common share and diluted earnings per equivalent ADS are calculated to account for the potential diluted factors, such as employees’ compensation, the exercise of options and conversion of our convertible bonds into our common shares.
(5)	Dividends per common share issued as a cash dividend and cash dividend distribution from capital surplus.

(6)	Represents the weighted average number of shares after retroactive adjustments to give effect to the Joint Share Exchange Agreement aforementioned. Common shares held by consolidated subsidiaries are classified as “treasury stock,” and are deducted from the number of common shares outstanding.

(7)	Data as of December 31, 2015, 2016 and 2017 included available-for-sale financial assets – non-current and investments accounted for using the equity method. The category as of December 31, 2018 and 2019 included financial assets at fair value through profit or loss – non-current, financial assets at fair value through other comprehensive income – non-current and investments accounted for using the equity method.
(8)	Starting from 2019, upon initial application of IFRS 16 “Leases,” long-term prepayments for lease were reclassified to related assets, such as right-of-use assets and investment properties. See note 3 to our consolidated financial statements included herein for further information regarding the initial application of IFRS 16.
(9)	Including investment properties, deferred tax assets, other financial assets – non-current and other non-current assets.
(10)	Including short-term bank loans and short-term bills payable.
(11)	Data as of December 31, 2015, 2016, 2017 and 2018 included current portion of bonds payable, current portion of long-term borrowings and current portion of capital lease obligations. Starting from 2019, upon initial application of IFRS 16 “Leases,” the category included current portion of bonds payable, current portion of long-term borrowings and lease liabilities – current. See note 3 to our consolidated financial statements included herein for further information regarding the initial application of IFRS 16.
(12)	Data as of December 31, 2015, 2016, 2017 and 2018 included bonds payable, long-term borrowings (consisted of bank loans and bills payable) and capital lease obligations. Starting from 2019, upon initial application of IFRS 16 “Leases,” the category included bonds payable, long-term borrowings (consisted of bank loans and bills payable) and lease liabilities – non-current. See note 3 to our consolidated financial statements included herein for further information regarding the initial application of IFRS 16.
(13)	Including (x) current liabilities other than short-term debts and current portion of long-term debts and (y) non-current liabilities other than long-term debts.

Exchange Rates

Fluctuations in the exchange rate between NT dollars and U.S. dollars will affect the U.S. dollar equivalent of the NT dollar price of our common shares on the TWSE and, as a result, will likely affect the market price of the ADSs. Fluctuations will also affect the U.S. dollar conversion by the depositary under our ADS deposit agreement referred to below of cash dividends paid in NT dollars on, and the NT dollar proceeds received by the depositary from any sale of, common shares represented by ADSs, in each case, according to the terms of the deposit agreement dated September 29, 2000 and as amended and supplemented from time to time among us, Citibank N.A. as depositary, and the holders and beneficial owners from time to time of the ADSs, which we refer to as the deposit agreement.

CAPITALIZATION AND INDEBTEDNESS

Not applicable.

REASON FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

RISK FACTORS

Risks Relating to the SPIL Acquisition

Due to the SPIL Acquisition, our financial and operational results of annual and interim periods may not be comparable.

ASEH was formed pursuant to the consummation of the Share Exchange on April 30, 2018. ASE is ASEH’s predecessor entity; therefore, the financial and operational results of ASEH for periods before the Share Exchange were prepared under the assumption that ASEH owned 100% shareholdings of ASE. The financial and operational results before April 30, 2018 reflect the business operations of ASE. The financial and operational results for the second quarter of 2018 reflect the business operations of ASE starting from April 1, 2018 and the business operations of ASEH starting from April 30, 2018. The financial and operational results after April 30, 2018 reflect the combined operations after the SPIL Acquisition. Therefore, the financial and operational results of annual and interim periods may not be comparable.

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

Our business is affected by market conditions in the highly cyclical semiconductor and electronics industries. Most of our customers operate in this industry, and variations in order levels from our customers and service fee rates may result in volatility in our revenues and net income. From time to time, the semiconductor and electronics industries have experienced significant, and sometimes prolonged, downturns. As our business is, and will continue to be, dependent on the requirements for independent packaging, testing and EMS, any future downturn in the industry would reduce demand for our services. If we cannot reduce our costs or adjust our product mix to sufficiently offset any decline in sales volumes, our profitability will suffer, and we may incur losses.

Market conditions in the semiconductor and electronics industries depend to a large degree on conditions in the markets for the end-use applications of various products, such as communications, computing and consumer electronics products. Any deterioration of conditions in the markets for the end-use applications would reduce demand for our services, and would likely have a material adverse effect on our financial condition and results of operations. In 2019, approximately 52.5%, 14.6% and 32.9% of our operating revenues from packaging and testing were attributed to the packaging and testing of semiconductors used in communications, computing and consumer electronics/industrial/automotive/other applications, respectively. In the same year, approximately 37.4%, 11.3%, 34.6%, 11.3% and 5.4% of our operating revenues from EMS were attributed to the communications, computers and storage, consumer electronics applications, industrial and automotive applications and other, respectively. Across end-use applications, our customers face intense competition and significant shifts in demand, which could put pricing pressure on our services and may adversely affect our revenues and net income.

A reversal or slowdown in the outsourcing trend for semiconductor packaging and testing services and EMS could adversely affect our growth prospects and profitability.

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

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including a European sovereign debt crisis that began in 2011, a referendum in the United Kingdom in June 2016, in which the majority of voters voted in favor of an exit from the European Union (“Brexit”), and continuing high unemployment rates in much of the world. It is unclear what the long-term impact of the European sovereign debt crisis will be and uncertainty remains over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies. On January 31, 2020, the United Kingdom ceased to be a member state of the EU. As of the date of this filing until December 31, 2020, the EU and the United Kingdom will negotiate the terms of their future relationship. It remains unclear how the Brexit would affect the fiscal, monetary and regulatory landscape within the United Kingdom, the EU and globally. Any economic downturn or crisis may cause our customers to cancel or reduce planned expenditures for our products and services. Any uncertainty or significant volatility in global economic conditions may also make it difficult for our customers to accurately forecast and plan future business activities and may have a material adverse effect on us.

If we are unable to compete favorably in the highly competitive markets of semiconductor packaging and testing and EMS, our revenues and net income may decrease.

The markets of semiconductor packaging and testing and EMS are very competitive. We face competition from a number of sources, including other independent semiconductor packaging and testing companies, integrated device manufacturers, and other EMS providers with large-scale manufacturing capabilities who can quickly react to market changes. We believe that the principal competitive factors in our industry are:

•	technological expertise;

•	the ability to provide total solutions to our customers, including integrated design, manufacturing, packaging and testing and EMS;

•	ability to offer interconnect technologies at an optimal scale for our businesses;

•	range of package types and testing platforms available;

•	the ability to work closely with our customers at the product development stage;

•	responsiveness and flexibility;

•	fast-to-market product development;

•	capacity;

•	diversity in facility locations;

•	production yield; and

•	price.

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

The semiconductor industry is characterized by rapid increases in the diversity and complexity of semiconductors. As a result, we expect that we will need to constantly offer more sophisticated packaging and testing technologies and processes in order to respond to competitive industry conditions and customer requirements. We have successfully combined our packaging, testing and materials technologies with the expertise of EMS at the systems level to develop our SiP business. We also entered into multiple technology license agreements with DECA to advance our fan-out technology. There is, however, no assurance that our development efforts for our SiP business or the use of licensed technology to further advance our fan-out technology will be successful.

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

Our operating results have varied significantly from period to period and may continue to vary in the future. Downward fluctuations in our operating results may result in decreases in the market price of our common shares and the ADSs. Among the more important factors affecting our quarterly and annual operating results are the following:

•	changes in general economic and business conditions, particularly the cyclical nature of the semiconductor and electronics industries and the markets served by our customers;

•	our ability to quickly adjust to unanticipated declines or shortfalls in demand and market prices;

•	changes in prices for our products or services;

•	volume of orders relative to our packaging, testing and manufacturing capacity;

•	changes in costs and availability of raw materials, equipment and labor;

•	our ability to obtain or develop substitute raw materials with lower cost;

•	our ability to successfully develop or market new products or services;

•	our ability to successfully manage product mix in response to changes in market demand and differences in margin associated with different products;

•	timing of capital expenditures in anticipation of future orders;

•	our ability to acquire or design and produce cost-competitive interconnect materials, and provide integrated solutions for EMS;

•	fluctuations in the exchange rate between the NT dollar or RMB and foreign currencies, especially the U.S. dollar; and

•	typhoons, earthquakes, drought, epidemics, tsunami and other natural disasters, as well as industrial and other incidents such as fires and power outages.

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

We have significantly expanded our operations through acquisitions and joint ventures in recent years. For our expansion or investments, see “Item 4. Information on the Company—Business Overview—Strategy—Strategically Expand and Streamline Production Capacity.”

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

As part of our business strategy, we have and may continue to pursue acquisitions of businesses and assets, strategic alliances and joint ventures. We currently have equity investments in certain entities and the accounting treatment applied for these investments varies depending on a number of factors, including, but not limited to, our percentage ownership,our percentage of membership of investee’s board and the level of influence we have over the relevant entity. Any losses experienced by these entities could adversely affect our results of operations and the value of our investment. In addition, if these entities were to fail and cease operations, we may lose the entire value of our investment and the stream of any shared profits.

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

We recognized impairment charges of nil, NT$521.0 million and NT$400.2 million (US$13.4 million) in 2017, 2018 and 2019, respectively, in our investments under the equity method. See note 14 to our consolidated financial statements included in this annual report and see “Item 5. Operating and Financial Review and Prospects—Operating Results and Trend Information—Critical Accounting Policies and Estimates—Valuation of Investments.”

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

We have on occasion failed to comply with certain financial covenants in some of our loan agreements. Such non-compliance may also have, through broadly worded cross-default provisions, resulted in default under some of the agreements governing our other existing debt. For example, we failed to comply with certain financial covenants in some of our loan agreements as a result of our acquisition of the controlling interest of Universal Scientific Industrial in 2010, for which we have timely obtained waivers from our counterparties. With respect to our syndicated loan agreement for financing the SPIL Acquisition, the banks agreed to exempt debt/equity ratio from assessment before June 30, 2018. If we are unable to timely rectify any possible non-compliance under such loan agreements or obtain applicable waivers or amendments, we would breach our financial covenants and our financial condition would be adversely affected. As of December 31, 2019, we were not in breach of any of the financial covenants under our existing loan agreements, although we cannot provide any assurance that we will not breach any of such financial covenants in the future.

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

Dr. Tien Wu, ASEH’s director and chief operating officer, was involved in a criminal proceeding brought by the Taiwan Kaohsiung District Prosecutors Office. The indictment alleged that Dr. Tien Wu violated Article 157-1 of the R.O.C. Securities and Exchange Act for insider trading activities involving SPIL common shares conducted during the period when the Initial SPIL Tender Offers, the Second SPIL Tender Offers and negotiations of the memorandum of understanding in relation to SPIL Acquisition took place. Dr. Tien Wu was accused of tipping off a friend about the aforementioned tender offers and negotiation ahead of the public announcements. After an investigation that spanned over two years, the Taiwan Kaohsiung District Court pronounced its judgment on February 5, 2020 that Dr. Tien Wu is found to be NOT guilty. On March 20, 2020, the Taiwan Kaohsiung District Prosecutors Office filed an appeal against the February 5, 2020 judgement. This matter will continue to be litigated in the Taiwan High Court Kaohsiung Branch Court. ASEH has reinforced internal control measures after this incident and no ASEH directors are expected to become party to any current or future litigation related to Dr. Tien Wu.

On October 26, 2018, the R.O.C. Securities and Futures Investors Protection Center filed a civil lawsuit against Dr. Tien Wu and ASEH, requesting the court to remove him from ASEH’s board based on Article 10-1 of the Securities Investor and Futures Trader Protection Act. No judicial conclusion has been reached yet for this proceeding. There is no assurance that this proceeding or the further scrutiny from regulators will not generate publicity or media attention. Any negative publicity in connection to this legal proceeding may adversely affect ASEH’s brand and reputation and result in a material adverse impact on their business operations and prospects. As ASEH depends on the continued service of its executive officers and is not insured against the loss of service of any of their personnel, ASEH’s business operations could suffer if it loses the service of any executive officers, including Dr. Tien Wu, and cannot adequately replace them.

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

Currently, the majority of our revenues are denominated in U.S. dollars, with a portion denominated in NT dollars and Japanese yen. Our operating costs and operating expenses, on the other hand, are incurred in several currencies, primarily NT dollars, U.S. dollars, RMB, Japanese yen, Korean won, as well as, to a lesser extent, Singapore dollars and Malaysian ringgit and Polish zloty. In addition, a substantial portion of our capital expenditures, primarily for the purchase of packaging and testing equipment, has been, and is expected to continue to be, denominated in U.S. dollars, with the remainder in Japanese yen. Fluctuations in exchange rates, primarily among the U.S. dollar and Japanese yen against the NT dollar and RMB, will affect our costs and operating margins. In addition, these fluctuations could result in exchange losses and increased costs in NT dollar and other local currency terms. Despite hedging and mitigating techniques implemented by us, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations. We recognized net foreign exchange gains of NT$3,502.6 million in 2017, net foreign exchange losses of NT$1,015.6 million in 2018 and net foreign exchange gains of NT$1,125.7 million (US$37.6 million) in 2019. We cannot assure you that we will achieve foreign exchange gains in the future. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk—Foreign Currency Exchange Rate Risk.”

The loss of a large customer or disruption of our strategic alliance or other commercial arrangements with semiconductor foundries and providers of other complementary semiconductor manufacturing services may result in a decline in our revenues and profitability.

Although we have a large customer base, we have derived and expect to continue to derive a large portion of our revenues from a small group of customers during any particular period due in part to the concentration of market share in the semiconductor and electronics industries. Our five largest customers together accounted for approximately 46.4%, 46.2% and 51.1% of our operating revenues in 2017, 2018 and 2019, respectively. One customer accounted for more than 10.0% of our operating revenues in 2017 and 2018. For our operating revenues in 2019, two of our customers individually accounted for more than 10.0% of our operating revenues. The demand for our services from a customer is directly dependent upon that customer’s level of business activity, which could vary significantly from year to year. Our key customers typically operate in the cyclical semiconductor and electronic business and, in the past, have varied, and may vary in the future, order levels significantly from period to period. Some of these companies are relatively small, have limited operating histories and financial resources, and are highly exposed to the cyclicality of the industry. We cannot assure you that these customers or any other customers will continue to place orders with us in the future at the same levels as in past periods. The loss of one or more of our significant customers, or reduced orders by any one of them, and our inability to replace these customers or make up for such orders, could adversely affect our revenues and profitability. In addition, we have in the past reduced, and may in the future be requested to reduce, our prices to limit the level of order cancellations. Any price reduction would likely reduce our margins and profitability.

Since 1997, we have maintained a strategic alliance with Taiwan Semiconductor Manufacturing Company Limited, or TSMC, one of the world’s largest dedicated semiconductor foundries. TSMC designates us as their nonexclusive preferred provider of packaging and testing services for semiconductors manufactured by TSMC. In May 2015, we entered into a joint venture agreement with TDK Corporation to invest in ASEEE and in April 2019 we obtained control over ASEEE to further expand our business in embedded substrates. In February 2018, to expand our SiP business, we entered into a joint venture agreement with Qualcomm Incorporated to form Semicondutores Avancados do Brasil S.A. Such strategic alliances, as well as our other commercial arrangements with providers of other complementary semiconductor manufacturing services, enable us to offer total semiconductor manufacturing solutions to our customers. These strategic alliances and other commercial arrangements may not achieve their anticipated commercial benefits and may be terminated at any time. Any failure in successfully maintaining such alliances, any termination of such alliances or our failure to enter into substantially similar strategic alliances or commercial arrangements may adversely affect our competitiveness and our revenues and profitability.

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

Our operations, such as packaging operations, substrate operations and EMS, require that we obtain adequate supplies of raw materials on a timely basis. Shortages in the supply of raw materials have in the past resulted in occasional price increases and delivery delays. In addition, the operations of some of our suppliers are vulnerable to natural disasters, such as earthquakes and typhoons, the occurrences of which may deteriorate and prolong the shortage or increase the uncertainty of the supply of raw materials. We experienced a disruption to the supply of raw materials from Japan for about three to four weeks due to the fear of radiation contamination and the reduction or postponement in production by some of our Japanese suppliers. Although the purchase of supplies from Japan has been restored to the previous level, we cannot assure you that we will not suffer in the long term from the impact of the earthquake and the tsunami. In addition, further earthquakes, aftershocks thereof or other disasters in Japan or other regions in which we operate may cause a decline in our sales. Any of the above events or developments may have a material adverse effect on our business, results of operations and financial condition.

Raw materials such as IC substrates are prone to supply shortages since such materials are produced by a limited number of suppliers, such as Kinsus Interconnect Technology Corporation, Nan Ya Printed Circuit Board Corporation, SIMMTECH Co. Ltd., and Unimicron Technology Corporation. Our operations conducted through our wholly owned subsidiaries ASE Electronics and ASE Shanghai have improved our ability to obtain IC substrates on a timely basis and at a reasonable cost. In 2019, our interconnect materials operations supplied approximately 10.0% of our consolidated substrate requirements by value. We do not expect that our internal interconnect materials operations will be able to meet all of our interconnect materials requirements. Consequently, we will remain dependent on market supply and demand for our raw materials. In addition, recent fluctuations in prices of precious metals, such as gold, have also affected the price at which we have been able to purchase the principal raw materials we use in our packaging processes. We cannot guarantee that we will not experience shortages in the near future or that we will be able to obtain adequate supplies of raw materials in a timely manner or at a reasonable price. Our revenues and net income could decline if we are unable to obtain adequate supplies of high quality raw materials in a timely manner or if there are significant increases in the costs of raw materials that we cannot pass on to our customers.

Regulations related to conflict minerals could adversely affect our business, financial condition and results of operations.

The Dodd-Frank Wall Street Reform and Consumer Protection Act contains provisions to improve transparency and accountability concerning the supply of certain minerals, known as conflict minerals, which are defined as cassiterite, columbite-tantalite, gold, wolframite or their derivatives and other minerals determined by the U.S. government to be financing conflict in the Democratic Republic of Congo and adjoining countries. As a result, in August 2012 the SEC adopted annual disclosure and reporting requirements for those companies who use conflict minerals in their products. These rules require companies that manufacture or contract to manufacture products for which conflict minerals are necessary to the functionality or production to begin scrutinizing the origin of conflict minerals in their products starting from January 1, 2013, and file a new form, Form SD, containing the conflict minerals disclosure by May 31 for the prior calendar year, beginning May 31, 2014. We filed a specialized disclosure report on Form SD for the years ended December 31, 2013, 2014, 2015, 2016, 2017 and 2018, on May 30, 2014, June 1, 2015, May 31, 2016, May 31, 2017, April 27, 2018 and May 31, 2019 respectively. Pursuant to the SEC rules governing conflict minerals disclosures, we have engaged an independent auditing firm to conduct audits on our due diligence framework to provide a private sector report for our specialized disclosure report on Form SD for the years ended December 31, 2014, 2015, 2016, 2017, 2018 and 2019. As a result, there will be costs associated with complying with these disclosure requirements, including costs for diligence to determine the sources of conflict minerals used in our products and other potential changes to products, processes or sources of supply as a consequence of such verification activities. The implementation of these rules could adversely affect the sourcing, supply and pricing of materials used in our products.

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

We rely on the efficient and uninterrupted operation of complex information technology applications, systems and networks to operate our business. Our systems are vulnerable to damage or interruption from earthquakes, terrorist attacks, floods, fires, power loss, telecommunications failures, cyber-attacks, computer viruses, computer denial of service attacks or other attempts to harm our system, and similar events. In recent years, the risks that we face from cyber attacks have increased significantly. Some of these attacks may originate from well-organized, highly skilled organizations. Although there have not been reported major cyber attacks against our systems in recent years, any such attack or system or network disruption could result in a loss of our intellectual property, the release of commercially sensitive information, customer or employee personal data. Failures to protect the privacy of customer and employee confidential data against breaches of network security could result in damage to our reputation.

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

Cybersecurity threats continue to expand and evolve globally. Our cybersecurity response system includes a risk notification and assessment scheme that categorizes and implements different responses to address different levels of cybersecurity risk. In addition, we have implemented risk management programs at our major manufacturing sites and have included cybersecurity threats as an integral subject in these programs. While we actively take measures to manage information technology security risks, there can be no assurance that these measures will be sufficient to mitigate all potential risks to our system, networks and data.

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

Negative publicity may adversely affect our brand and reputation, which may result in a material adverse impact on our business, results of operations and business prospects and cause fluctuations in the price of our common shares and ADSs.

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

We are subject to various laws and regulations relating to the use, storage, discharge and disposal of chemical by-products of, and water used in, our packaging and interconnect materials production processes, and the emission of volatile organic compounds and the discharge and disposal of solid industrial wastes from EMS operations. In recent years, we have been subject to environmental administrative actions and judicial proceedings related to certain wastewater discharge incidents that occurred at our facilities. As a result of these proceedings, we have been subject to monetary fines as well as sanctions, including orders to suspend or limit our operations and criminal charges against us. For further details, see “Item 4. Information on the Company—Business Overview—Environmental Matters,” and “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.”

Climate change, water shortage and other environmental concerns could negatively affect our business and financial planning.

There is concern that without substantial remediation, increasing man-made climate change could adversely affect the global economy irreversibly. A modest change in average global temperatures would result in increased coastal flooding, altered precipitation patterns and increased risk of extinction for the world’s species. Extreme weather conditions, such as droughts and floods, that occur due to climate change can also impact our business operations and financial performance. For example, since our business operations depend on adequate supplies of water, an extended drought may affect our ability to obtain sufficient amounts of water and threaten our production capability.

We believe that we should play our part in the mitigation of man-made climate change. For instance, we have incorporated green design standards and building concepts into the construction of our facilities. Since 2014, we have been committed to constructing all of our new Taiwan manufacturing facilities and office buildings while following the most up-to-date green building standards, such as the US Leadership in Energy and Environmental Design and the Taiwan Ecology, Energy Saving, Waste Reduction and Health standards. In addition, when developing our business strategies, we strive to reflect industry leading awareness of environmental protection and low-carbon transition planning. In 2017, we implemented a top-down enterprise risk-management (ERM) system and created a Task Force to provide a Climate-related Financial Disclosures framework. These actions help to provide our management team with the tools necessary to identify, assess and prevent environment-related corporate risks.

 Public expectations for reductions in greenhouse gas emissions could result in increased energy, transportation and raw material costs. Scientific examination of, political attention to and rules and regulations on issues surrounding the existence and extent of man-made climate change may result in an increase in the cost of production due to increase in the prices of energy and introduction of energy or carbon tax. Various regulatory developments have been introduced that focus on restricting or managing emissions of carbon dioxide, methane and other greenhouse gases. Enterprises may need to purchase at higher costs emission credits, new equipment or raw materials with lower carbon footprints. These developments and further legislation that is likely to be enacted could negatively affect our operations and financial performance. Also, changes in environmental regulations, such as those that concern the use of perfluorinated compounds (known commonly as PFC’s), could increase our production costs, which may adversely affect our results of operation and financial results.

As freshwater supply is key to our business operations, we have established a sustainable water recycling system and implemented water management strategies to identify and prevent water-shortage related risks. Our water management program is based on the core ideas of reduce, reuse and recycle. We reference the Aqueduct Water Risk data from the World Resources Institute to calculate the level of water risk at each site based on the product of various risk factors. We continuously seek opportunities to improve our operational resilience through effective water use management.

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

Any one of these developments could place substantial financial and administrative burden on us and hinder our business. In February 2006, Tessera filed a suit against ASE Inc., ASE (U.S.) Inc. and others alleging patent infringement. In February 2014, ASE Inc. and ASE (U.S.) Inc. reached a term sheet agreement with Tessera to fully resolve the remaining legal proceedings between each other, under which ASE Inc. and ASE (U.S.) Inc. would pay a total of US$30.0 million to Tessera and both Tessera and ASE Inc. and ASE (U.S.) Inc. would dismiss all pending claims against each other. The final settlement agreement was entered into among the parties in October 2014 and the final settlement amount was reduced to US$27.0 million. In October 2014, the United States District Court for the Northern District of California dismissed all claims between Tessera and ASE Inc. and ASE (U.S.) Inc.. ASE Inc. and ASE (U.S.) Inc. have fully paid the settlement amount in January 2015. In connection to the 2016 patent dispute between Broadcom and Tessera, SPIL and Broadcom settled the dispute for a total of US$5.0 million in February 2020. This settlement amount was recognized in our consolidated financial statements for the year end December 31, 2019. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings” for more information about the Broadcom Patent Dispute.

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

We currently maintain packaging and testing facilities and EMS sites in the P.R.C. We also made substantial investments in P.R.C. real estate development through our subsidiaries in the P.R.C. Under P.R.C. laws and regulations, foreign investment projects, such as our subsidiaries, must obtain certain approvals from the relevant governmental authorities in the provinces or special economic zones in which they are located and, in some circumstances, from the relevant authorities in the P.R.C. central government. Foreign investment projects must also comply with certain regulatory requirements. However, P.R.C. laws and regulations are often subject to varying interpretations and means of enforcement, and additional approvals from the relevant governmental authorities may be required for the operations of our P.R.C. subsidiaries. If required, we cannot assure you that we will be able to obtain these approvals in a timely manner, if at all. Because the P.R.C. government holds significant discretion in determining matters relating to foreign investment, we cannot assure you that the relevant governmental authorities will not take action that is materially adverse to our P.R.C. operations.

In addition, the P.R.C. stock market is subject to extreme price and volume fluctuations. We are the controlling shareholder of USI Shanghai, which is an entity currently listed on the Shanghai Stock Exchange. The P.R.C. securities markets have recently experienced, and may experience in the future, significant volatility. Any volatility may have a significant effect on USI Shanghai’s share price and may indirectly affect the market price of our common shares and ADSs.

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

With respect to assets, we recognized impairment charges of NT$764.9 million, NT$654.1 million and NT$601.2 million (US$20.1 million) in 2017, 2018 and 2019, respectively, primarily as a result of impairment charges related to property, plant and equipment, equity-method investments and goodwill. See “Item 5. Operating and Financial Review and Prospects—Operating Results and Trend Information—Critical Accounting Policies and Estimates—Impairment of Tangible and Intangible Assets Other Than Goodwill,” “Item 5. Operating and Financial Review and Prospects—Operating Results and Trend Information—Critical Accounting Policies and Estimates—Valuation of Investments” and “Item 5. Operating and Financial Review and Prospects—Operating Results and Trend Information—Critical Accounting Policies and Estimates—Goodwill.”

We are unable to estimate the extent and timing of any impairment charges for future years and we cannot give any assurance that impairment charges will not be required in periods subsequent to December 31, 2019. Any impairment charge could have a material adverse effect on our net income. The determination of an impairment charge at any given time is based significantly on our expected results of operations over a number of years in the future. As a result, an impairment charge is more likely to occur during a period in which our operating results and outlook are otherwise already depressed.

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

As effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help prevent fraud, any failure to maintain effective internal control over financial reporting could harm our business and result in a loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our common shares and ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward. Please refer to “Item 15. Controls and Procedures” for details on our internal control over financial reporting.

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

We could potentially face tax uncertainties arising from the decisions, activities and operations undertaken by us.

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

We have business operations in multiple countries and our worldwide operations are taxed under the laws of the jurisdictions in which we operate. However, the integrated nature of our worldwide operations can produce conflicting claims from revenue authorities in different countries as to the profits to be taxed in the individual countries. Recently, tax authorities around the world have heightened their scrutiny of company tax filings and have adopted a more rigid regulatory posture. As part of this shift, the Organization for Economic Co-operation and Development has proposed a number of tax law changes under its Base Erosion and Profit Shifting Action Plans to address issues of transparency, coherence and substance. The Cayman Islands, one of our operating locations, was added into the EU list of non-cooperative jurisdictions for tax purposes in February 2020. Whether our operations will be negatively affected by the inclusion of the Cayman Islands into the EU List of non-cooperative jurisdictions for tax purposes remains uncertain and there can be no assurance that the Cayman Islands will be removed from the list or that any other countries where our operations are based will not be added into this list.

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

We face risks related to public health epidemics, including the recent novel coronavirus outbreaks.

Our financial condition and results of operations may be adversely affected if a public health epidemic interferes with our ability, or that of our employees, suppliers, customers and other business partners to perform our and their respective responsibilities and obligations related to the conduct of our business. Since November 2019, a novel strain of coronavirus (COVID-19) has spread across the world. On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic. To date, the COVID-19 outbreak has caused significant disruption to the financial markets and international supply chains, which can substantially depress global business activities, restrict access to capital and result in a long-term economic downturn that would negatively affect our operating results. Any interruption to our supply chain can cause shortages in materials and labor supplies that are key to our commercial operations and negatively impact our business results. COVID-19 related factors, including facility shutdowns mandated by national or regional public health policies, could also prevent our sites from operating in full capacity and adversely affect our financial position.

To combat the impact of COVID-19, we continually update our preventative policies for our manufacturing facilities and provide constant monitoring of our operations. We go beyond just adopting control measures to comply with local government health and safety regulations. For example, we have implemented enhanced health and safety protocols across our sites, including temperature screening, mandatory and self-quarantine protocols, suspension of non-critical overseas business travel, remote work arrangements and social distancing guidelines in our employee cafeteria, changing rooms, conference rooms as well as other public common areas to reduce the risk of disease exposure. While we have leveraged corporate resources across our business platform and manufacturing sites to mitigate the potential impact that COVID-19 might have on our operations and there has been intensifying efforts to contain the spread of the COVID-19 by the governments of the countries and territories affected, the extent to which COVID-19 impacts our results remains highly uncertain and depends on future developments, including new information which may emerge concerning the severity of the COVID-19 and the actions to contain COVID-19 or treat its impact, among others.

We face uncertainties relating to the phasing out of LIBOR.

In July 2017, the U.K. Financial Conduct Authority, which regulates the London interbank offered rate (LIBOR), announced that it intends to phase out LIBOR by the end of 2021. Discontinuation of LIBOR and uncertainty as to the nature of such potential changes, alternative reference rates or other reforms may adversely affect the amounts of interest we pay under our debt arrangements and our results of operations.

Escalation of tensions between South Korea and North Korea could have an adverse effect on our operations in South Korea and the market value of our shares.

The political relationship between South Korea and North Korea has been tense throughout Korea’s modern history. The level of tension between the two countries has heightened and may increase abruptly as a result of current and future events. In recent years, there have been increasing security concerns stemming from North Korea’s nuclear weapons and ballistic missile programs and uncertainty regarding North Korea’s actions and possible responses from the international community. Although we do not derive any revenue from, nor sell any products in, North Korea, any further increase in tension between North and South Korea, for example, if North Korea experiences a leadership crisis, high-level contacts between South Korea and North Korea break down or military hostilities occur, could have a material adverse effect on our South Korea subsidiary, our business, financial condition, results of operations and the market value of our common stock.

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

In addition, the United States government has also escalated disputes with certain P.R.C. technology companies, some of which are our customers, over issues in cybersecurity. Since mid-2018, political tension has increased between the U.S. and the P.R.C. and has escalated into a tariff war. On January 15, 2020, the United States and the P.R.C. signed the Phase One trade deal, which officially agreed to the rollback of tariffs, expansion of trade purchases, and renewed commitments on intellectual property, technology transfer, and currency practices. Any future re-adoption or expansion of United States trade restrictions and tariffs, quotas and embargoes, or further escalation of the United States and the P.R.C. trade war can adversely impact our business operations.

We may not be successful in pursuing mergers and acquisitions. Any mergers or acquisitions we make may lead to a diversion of management resources.

 Our future success may depend on acquiring businesses and technologies, making investments or forming joint ventures that complement, enhance or expand our current product offerings or otherwise offer us growth opportunities. In pursuing such acquisitions, we may face competition from other companies in the semiconductor industry. Our ability to acquire or invest in suitable targets may be limited by applicable laws and regulations in the R.O.C., P.R.C., the United States and other jurisdictions where we do business. For example, the completion of the FAFG Transaction that USIFR entered in December 2019 with FAFG remains subject to regulatory approvals, including, among others, clearance from the Committee on Foreign Investment in the United States, the Federal Ministry for Economic Affairs and Energy in Germany and the French Ministry for Economy and Finance. For details about the FAFG Transaction, see “Item 4. Information on the Company—History and Development of the Company—USI Group and USI Group Restructuring.” Even if we are successful in making such acquisitions or investments, we may have to expend substantial amounts of cash, incur debt, assume loss-making divisions and incur other types of expenses. We may also face challenges in successfully integrating any acquired companies into our existing organization or in creating the anticipated synergistic benefits. Each of these risks could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Taiwan, R.O.C.

Strained relations between the R.O.C. and the P.R.C. and disruptions in Taiwan’s political environment caused by domestic political events could negatively affect our business and the market value of your investment.

Our principal executive offices and our principal facilities are located in Taiwan and approximately 47.6%, 56.9% and 58.7% of our operating revenues in 2017, 2018 and 2019, respectively, were derived from our operations in Taiwan. Accordingly, our business and financial condition may be affected by changes in local governmental policies and political and social instability.

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

As a substantial portion of our business and operations is located in Taiwan, we are vulnerable to natural disasters including earthquakes, typhoons, drought, as well as power outages and other industrial incidents, which could severely disrupt the normal operation of our business and adversely affect our results of operations.

Taiwan is susceptible to earthquakes and has experienced severe earthquakes which caused significant property damage and loss of life. Earthquakes have damaged production facilities and adversely affected the operations of many companies involved in the semiconductor and other industries. For example, in February 2016, an earthquake measuring 6.4 on the Richter magnitude scale occurred in Kaohsiung caused several deaths and property damages. However, the earthquake did not have a material impact on our operations. We have never experienced structural damage to our facilities or damage to our machinery and equipment as a result of these earthquakes. In the past, however, we have experienced interruptions to our production schedule primarily as a result of power outages caused by earthquakes.

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

The supply of electrical power in Taiwan, which is primarily provided by Taiwan Power Company, the state-owned electric utility, is susceptible to power disruptions that could be prolonged and frequent, caused by overload as a result of high demand or other reasons. For example, on August 15, 2017, Taiwan suffered a massive power blackout, which left millions of homes, offices and factories without power. Although the power blackout did not have a material impact on our operations, future power blackout may disrupt our business operations and adversely affect our results of operations.

In addition, we are also subject to the risk of industrial and workplace accidents that could lead to injury or loss of life, damages to our facilities, and adversely impact our business reputation, commercial prospects and operations, as well as our share price and dividends.

Our production facilities as well as many of our suppliers and customers and providers of complementary semiconductor manufacturing services, including wafer foundries, are located in Taiwan. If our customers are impacted by natural disasters including earthquake, typhoon, drought or industrial incidents including power outage and labor strikes, these events could cause a decline in the demand for our services. If our suppliers or providers of complementary semiconductor manufacturing services are affected by the aforementioned events, our production schedule could be interrupted, which can adversely impact our financial condition and results of operations.

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

Although ADS holders are entitled to withdraw our common shares underlying the ADSs from the depositary at any time, R.O.C. law requires that our common shares be held in an account in the R.O.C. or sold for the benefit of the holder on the TWSE. In connection with any withdrawal of common shares from our ADS facility, the ADSs evidencing these common shares will be canceled. Unless additional ADSs are issued, the effect of withdrawals will be to reduce the number of outstanding ADSs. If a significant number of withdrawals are effected, the liquidity of our ADSs will be substantially reduced. We cannot assure you that the ADS depositary will be able to arrange for a sale of deposited shares in a timely manner or at a specified price, particularly during periods of illiquidity or volatility.

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

The trading price of our ADSs may be affected by the trading price of our common shares on the TWSE. The R.O.C. securities market is smaller and more volatile than the securities markets in the United States and in many European countries. The TWSE has experienced substantial fluctuations in the prices and volumes of sales of listed securities and there are currently limits on the range of daily price movements on the TWSE. The TWSE Weighted Index peaked at 12,495.3 in February 1990, and subsequently fell to a low of 2,560.5 in October 1990. On March 13, 2000, the TWSE Weighted Index experienced a 617-point drop, which represented the single largest decrease in the TWSE Weighted Index in its history. During the period from January 1, 2019 to December 31, 2019, the TWSE Weighted Index peaked at 12,122.45 on December 18, 2019, and reached a low of 9,382.51 on January 4, 2019. During the period from January 1, 2019 to December 31, 2019, the trading price of our common shares ranged from NT$87.6 per share to NT$54.0 per share. On March 13, 2020, the TWSE Weighted Index closed at 10,128.87 and the closing value of our common shares was NT$61.00 per share.

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

In August 2018, our board of directors and FSC both approved the ASEH first employee share option plan. As a result, ASEH currently maintains three employee stock option plans pursuant to which our full-time employees, including our domestic and foreign subsidiaries, are eligible to receive stock option grants. As of December 31, 2019, a total of 170,785,750 options assumed and granted by ASEH were outstanding. See “Item 6. Directors, Senior Management and Employees—Compensation—ASEH Employee Compensation and Stock Option Plans.” The issuance of our common shares pursuant to stock bonuses or stock options may have a dilutive effect on the holders of outstanding common shares and ADSs.

In addition, the issuance of additional equity or equity-linked securities may result in additional dilution to our shareholders. In September 2013, ASE issued 2018 Convertible Bonds to fund procurement of raw materials from overseas and in July 2015, ASE issued 2018 NTD-linked Convertible Bonds to fund procurement of equipment from overseas. In March 2017, ASE granted rights to the record holders of our existing common shares to subscribe for an aggregate of 240,000,000 of our common shares, par value NT$10.0 per share (the “Rights Offering”). Substantially concurrently with the Rights Offering, ASE also offered 30,000,000 of our common shares to our employees (the “Employee Offering”) and offered 30,000,000 of our common shares to the public in Taiwan (the “Taiwan Public Offering,” together with the Rights Offering and the Employee Offering, the “2017 Capital Increase”). See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” for more information.

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

Item 4. Information on the Company

HISTORY AND DEVELOPMENT OF THE COMPANY

ASE Technology Holding Co., Ltd. was jointly established on April 30, 2018 as a company limited by shares under the R.O.C. Company Law, by the combination of Advanced Semiconductor Engineering, Inc., which was incoporated on March 23, 1984, and Siliconware Precision Industries Co., Ltd., which was incoporated on May 17, 1984.

ASEH directly controls ASE Group, SPIL Group and USI Group. ASEH’s manufacturing facilities are located in Taiwan, China, South Korea, Japan, Singapore, Malaysia, Mexico, America and Poland. Our principal executive offices are located at 26 Chin Third Road, Nantze Export Processing Zone, Nantze, Kaohsiung, Taiwan, R.O.C. and our telephone number at the above address is (886) 7-361-7131. Our common shares have been listed on the TWSE under the symbol “3711” and ADSs representing our common shares have been listed on the NYSE under the ticker symbol “ASX” since April 2018.

SPIL Acquisition

In August 2015, ASE announced an offer to purchase 779,000,000 common shares (including those represented by American depositary shares) of SPIL through concurrent tender offers in the R.O.C. and the United States, at a price of NT$45 per SPIL common share and NT$225 per SPIL American depositary share. The Initial SPIL Tender Offer expired on September 22, 2015, with 1,147,898,165 common shares (including those represented by American depositary shares) validly tendered and not validly withdrawn, exceeding the offer cap, and as a result, after proration, 725,749,060 SPIL common shares and 10,650,188 SPIL American depositary shares were accepted for purchase. On October 1, 2015, ASE became a shareholder holding approximately 24.99% of the issued and outstanding share capital in SPIL.

In December 2015, following an announcement by SPIL that it plans to issue 1,033 million shares, if approved by SPIL shareholders, to a third party pursuant to a share placement agreement, ASE submitted a written proposal to SPIL’s board proposing to acquire all SPIL shares not otherwise owned by ASE, contingent upon the termination of the share placement agreement. The board of directors of SPIL did not respond to our acquisition proposal. Subsequently, ASE launched an offer to purchase 770,000,000 common shares (including those represented by American depositary shares) of SPIL through concurrent tender offers in the R.O.C. and the United States, at a price of NT$55 per SPIL common share and NT$275 per SPIL American depositary share. The Second SPIL Tender Offer expired on March 17, 2016. Because the TFTC did not render a decision before the expiration of the Second SPIL Tender Offer, resulting in the failure to satisfy one of the tender offer conditions, the Second SPIL Tender Offer was not successful. The TFTC subsequently suspended its review on March 23, 2016.

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

The Share Exchange was conditionally approved by the Anti-Monopoly Bureau under the State Administration for Market Regulation on November 23, 2017. Among other restrictive conditions imposed by the Anti-Monopoly Bureau, ASE and SPIL had to maintain independent operations for 24 months.

On January 16, 2018, ASE converted 9,690,452 American depositary shares of SPIL that it owned into 48,452,260 common shares.

On February 12, 2018, ASE and SPIL, respectively, held extraordinary general shareholders’ meetings and each approved the proposed Joint Share Exchange, pursuant to which, ASEH acquires 100% of both ASE and SPIL shares.

The Share Exchange consummated on April 30, 2018, and ASE and SPIL became privately held and wholly owned subsidiaries of ASEH concurrently. The common shares of ASE and SPIL were delisted from the TWSE and their respective ADSs were delisted from NYSE and NASDAQ.

On March 25, 2020, the Anti-Monopoly Bureau officially lifted all restrictive conditions imposed on the Share Exchange.

USI Group and USI Group Restructuring

USI Group engages primarily in EMS in relation to computers and storage, consumer electronics, communications, industrial and automotive, among other services and businesses. We purchased 22.6% of the outstanding shares of Universal Scientific Industrial in 1999. We subsequently increased our holding to 23.3% in 2000. As of December 31, 2009, we held approximately 18.1% of Universal Scientific Industrial’s outstanding equity shares, which allowed us to exercise significant influence over Universal Scientific Industrial and therefore accounted for this investment by the equity method. In February 2010, we, along with our two subsidiaries, J&R Holding Limited and ASE Test, through a cash and stock tender offer, acquired 641,669,316 common shares of Universal Scientific Industrial at NT$21 per share, amounting to NT$13,475.1 million in total, resulting in our controlling ownership over Universal Scientific Industrial.

As a result, Universal Scientific Industrial became our subsidiary. The shares of Universal Scientific Industrial were delisted from the TWSE on June 17, 2010, where they were previously listed under the symbol “2350.” In August 2010, we acquired an additional 222,243,661 shares of Universal Scientific through another tender offer at NT$21 per share, amounting to NT$4,667.1 million in total. In September 2012, as part of our internal business restructuring, our subsidiaries transferred their shareholdings in Universal Scientific Industrial to ASE.

In February 2012, USI Shanghai completed its IPO on the Shanghai Stock Exchange. The total proceeds from the IPO was approximately RMB811.7 million prior to deducting underwriting discounts and commissions. In November 2014, USI Shanghai completed its capital increase by way of domestic private placements through a bidding process, raising a total of RMB2,063.0 million prior to deducting underwriting discounts and commissions. The issue price per share was RMB27.06.

On February 2, 2015, Universal Scientific Industrial’s shareholders passed a resolution at the shareholders’ meeting to spin off and assign Universal Scientific Industrial’s investment businesses with a then estimated value of NT$35,537.8 million to USI Inc. In April 2015, Universal Scientific Industrial completed a spin-off of its subsidiaries to USI Inc., a company incorporated under R.O.C. law. As part of our business realignment effort, we acquired 990.1 million shares in USI Inc. on the spin-off record date, which resulted in us holding 99.2% of the total then outstanding shares of USI Inc. Following Universal Scientific Industrial’s spin-off of its investment businesses to USI Inc., Universal Scientific Industrial carried out a capital reduction plan reducing its capital from NT$16,413.0 million to NT$400.0 million. As a result of such spin-off, as of April 1, 2015, we held approximately 99.0% of the outstanding common shares of Universal Scientific Industrial.

On September 24, 2015, as part of our corporate reorganization to align each business function to different legal entity groups, the board of directors of ASE passed a resolution to announce our intention to carry out the Universal Scientific Industrial Share Transfer. The Universal Scientific Industrial Share Transfer was approved by the MOEAIC on February 3, 2016. The majority of shares were transferred in March 2016, and the remaining shares were transferred in May 2016. Following the completion of the Universal Scientific Industrial Share Transfer, USI Group will operate under the legal entities directly and indirectly held under USI Inc.

In January 2017, Universal Scientific Industrial completed a cash capital increase of NT$1,000 million, and ASE’s shareholdings of Universal Scientific Industrial increased to 75.7%.

In January 2018, USI Enterprise Limited resolved during its shareholders’ meeting to repurchase its outstanding 3,738,000 ordinary shares at the price of US$17.49 per share and, as a result, ASE’s shareholdings of USI Enterprise Limited increased from 96.9% to 98.6%. In July 2018, the board of directors of ASE and UGTW approved the acquisition of the outstanding ordinary shares of USI Inc. and Universal Scientific Industrial at NT$35 and NT$18 per ordinary shares, respectively, as well as the purchase of ordinary shares from dissenting shareholders in August 2018. ASE and UGTW have completed the acquisition of USI Inc. and Universal Scientific Industrial in September 2018 and December 2018, respectively.

In August 2018, in order to advance our global supply system and expand our commercial reach in Europe, our subsidiary, Universal Global Electronics Co., Ltd., entered into an equity transfer agreement with Chung Hong Electronics (Suzhou) Co., Ltd., intending to acquire the entire 60.0% equity in its Polish subsidiary, UGPL, in Eastern Europe for a consideration of RMB78.0 million. This agreement also stipulated that within six months after the audit of financial statements of the Polish subsidiary for the year ending 2020, Universal Global Electronics Co., Ltd. can acquire the remaining equity in such subsidiary at 10 times the static P/E ratio. In October 2019, UGPL became our subsidiary.

In October 2018, to enhance operational flexibility through organizational restructure, ASE’s board of directors resolved to spin off ASE’s investment department, which is responsible for managing the ordinary shares and assets of USI Inc., into USI Global, a newly established company. USI Global issued new ordinary shares to us as consideration for the spin-off. The spin-off consummated in November 2018 and we obtained control over ASE and USI Global. In December 2018, our board of directors and the board of director of USI Global resolved to merge USI Global and ASE Technology Holding Co., Ltd.. The merger consummated in January 2019 and ASE Technology Holding Co., Ltd. became the surviving entity after the merger and USI Global was thereby dissolved. Our financial position or financial performance was not materially affected by USI Global’s spin-off from ASE Inc. or USI Global’s merger with ASE Technology Holding Co., Ltd.

On December 12, 2019, USIFR, FAFG and the shareholders of FAFG entered into a share purchase agreement (the “FAFG Share Purchase Agreement”), and USI Shanghai and ASDI, one of the shareholders of FAFG and privately held company owned by FAFG’s founder, entered into a framework agreement for purchasing asset through issuing shares, pursuant to which USIFR and USI Shanghai will ultimately acquire 100.0% of the share capital (79,847,636 shares) of FAFG by way of a share purchase (the “FAFG Transaction”). The FAFG Transaction is a two-step transaction. In the first step, USIFR will directly purchase 89.6% of FAFG’s share capital in exchange for a cash payment. In the second step, USI Shanghai will acquire the remaining 10.4% of FAFG’s share capital from ASDI in exchange for newly issued shares (25,595,725 shares) of USI Shanghai at the issue price of RMB12.81 per share. At the conclusion of both steps, USI Shanghai will directly or indirectly own 100% of the share capital of FAFG. The base equity value of FAFG that USIFR and USI Shanghai have agreed to pay in the FAFG Transaction is US$450.0 million. The completion of this transaction remains subject to customary closing conditions precedent and applicable regulatory approvals, including, among others, clearance from the Committee on Foreign Investment in the United States, the Federal Ministry for Economic Affairs and Energy in Germany and the French Ministry for Economy and Finance. On March 26, 2020, the issuance of new shares for the FAFG Transaction was approved unconditionally by the M&A and Restructuring Committee of China Securities Regulatory Commission. As of the date of this filing, there can be no assurance that these conditions will be satisfied or the completion of the transaction will be achieved on a timely basis or at all. For details about the FAFG Share Purchase Agreement, see “Item 10. Additional information—Material Contract.”

Capital Expenditures

Our principal capital expenditures for the years ended December 31, 2017, 2018 and 2019 have been for machinery and equipment procurements and investments in buildings and improvement in connection with the expansion of our capacity expansion, for which we spent NT$23,677.7 million, NT$39,092.2 million and NT$63,073.9 million (US$2,108.8 million), respectively. We had commitments for capital expenditures of approximately NT$25,119.4 million (US$839.8 million), of which NT$5,145.3 million (US$172.0 million) had been prepaid as of December 31, 2019, mainly in connection with the expansion of our packaging and testing services operations primarily in the R.O.C. and the P.R.C. Any future expansion of our operating activities could result in additional capital expenditures. We anticipate our capital expenditures in 2020 will be financed through our existing cash, expected cash flow from operations and existing credit lines under our loan facilities and will consist of, among other things, additional machinery and equipment procurements for our capacity expansions. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” for more information. Other than the SPIL Acquisition, there was no significant financial investments or divestitures in 2017, 2018 and 2019. See “—SPIL Acquisition” for information.

For more information on our history and development, see “—Organizational Structure.”

BUSINESS OVERVIEW

ASEH is a leading provider of semiconductor manufacturing services in assembly and testing. Our services include semiconductor packaging, production of interconnect materials, front-end engineering testing, wafer probing and final testing services, as well as integrated solutions for EMS in relation to computers and storage, peripherals, communications, industrial, automotive and server applications.

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

We believe that it is still the trend for semiconductor companies to outsource their packaging, testing and manufacturing requirements as semiconductor companies rely on independent providers of foundry, packaging and testing and EMS. In response to the increased pace of new product development and shortened product life and production cycles, semiconductor companies are increasingly seeking both independent packaging and testing companies that can provide turnkey services in order to reduce time to market and electronic manufacturing companies with proactive original design capabilities that can provide large-scale production. We believe that our technological expertise and scale and our ability to integrate our broad range of solutions into turnkey services and EMS allow us to benefit from the accelerated outsourcing trend and better serve our existing and potential customers.

We believe that we have benefited, and will continue to benefit, from our geographic location in Taiwan. Taiwan is currently the largest center for outsourced semiconductor manufacturing in the world and has a high concentration of EMS providers. Our close proximity to foundries and other providers of complementary semiconductor manufacturing services is attractive to our customers who wish to take advantage of the efficiencies of a total semiconductor manufacturing solution by outsourcing several stages of their manufacturing requirements. We believe that, as a result, we are well positioned to meet the advanced semiconductor engineering and manufacturing requirements of our customers.

Industry Background

General

Semiconductors are the building blocks used to create an increasing variety of electronic products and systems. Continuous improvements in semiconductor process and design technologies have led to smaller, more complex and more reliable semiconductors at a lower cost per function. These improvements have resulted in significant performance and price benefits to manufacturers of electronic products. As a result, semiconductor demand has grown substantially in our primary end-user markets for communications, computing and consumer electronics, and has experienced increased growth in other markets such as automotive products and industrial automation and control systems.

The semiconductor industry is characterized by strong long-term growth, with periodic and sometimes severe cyclical downturns. The Semiconductor Industry Association reported that worldwide sales of semiconductors increased from approximately US$51.0 billion in 1990 to approximately US$412.1 billion in 2019. We believe that overall growth and cyclical fluctuations will continue over the long-term in the semiconductor industry.

EMS

EMS providers typically achieve large economies of scale in manufacturing by pooling together product design techniques and also provide value-added services such as warranties and repairs. Companies who do not need to manufacture a constant supply of products have increasingly outsourced their manufacturing to these service providers so that they can respond quickly and efficiently to sudden spikes in demand without having to maintain large inventories of products.

EMS are sought by companies in a wide range of industries including, among others, information, communications, computers and storage, consumer electronics, automotive electronics, medical treatment, industrial applications, aviation, navigation, national defense and transportation. Although affected by global economic fluctuations, we expect the EMS industry to continue to grow in the long-term, and we have enhanced our presence in the industry through USI Group since 2010.

Outsourcing Trends in Semiconductor Manufacturing

Historically, semiconductor companies designed, manufactured, packaged and tested semiconductors primarily within their own facilities. However, there is a clear trend in the industry to outsource the manufacturing process. Virtually every significant stage of the manufacturing process can be outsourced. Wafer foundry services, semiconductor packaging and testing services, and EMS are currently the largest segments of the independent semiconductor manufacturing services market.

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

We believe the outsourcing of semiconductor manufacturing services will increase in the future for many reasons, including the following:

•	Technological Expertise and Significant Capital Expenditure. Semiconductor manufacturing processes have become highly complex, requiring substantial investment in specialized equipment and facilities and sophisticated engineering and manufacturing expertise. In addition, product life cycles have been shortening, magnifying the need to continuously upgrade or replace manufacturing equipment to accommodate new products. As a result, new investments in in-house facilities are becoming less desirable to integrated device manufacturers because of the high investment costs as well as the inability to achieve sufficient economies of scale and utilization rates necessary to be competitive with the independent service providers. Independent packaging, testing, wafer foundry and EMS companies, on the other hand, are able to realize the benefits of specialization and achieve economies of scale by providing services to a large base of customers across a wide range of products. This enables them to reduce costs and shorten production cycles through high capacity utilization and process expertise. In the process, they are also able to focus on discrete stages of semiconductor manufacturing and deliver services of superior quality.

Some semiconductor companies with in-house operations are under increasing pressure to rationalize these operations by relocating to locations with lower costs or better infrastructure, in order to lower manufacturing costs and shorten production cycle time. We expect semiconductor companies to increasingly outsource their requirements to take advantage of the advanced technology and scale of operations of independent packaging and testing companies and EMS providers.

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

Trends of Mergers and Acquisitions in the Semiconductor Industry

The global semiconductor industry is highly competitive, and such competitive landscape is changing as a result of a trend toward consolidation within the industry. In particular, packaging and testing service providers in the semiconductor industry have engaged in cross-border mergers and acquisitions in recent years as part of their expansion strategy, which has gradually changed the ecosystem of the semiconductor industry. Examples of mergers and acquisitions in recent years include mergers and acquisitions by and among semiconductor design companies or integrated device manufacturers, including Intel Corporation’s acquisition of Altera Corporation, ON Semiconductor Corporation’s acquisition of Fairchild Semiconductor International, Inc., NXP Semiconductors N.V.’s acquisition of Freescale Semiconductor, Inc., Avago Technologies Ltd.’s acquisition of Broadcom Corporation, several acquisitions of semiconductor design companies by MediaTek, Inc., Bain Capital’s acquisition of Toshiba Corporation’s memory chip business, Microchip Technology Inc.’s acquisition of Atmel Corporation and Microsemi Corporation, Qualcomm Incorporated’s attempted acquisition of NXP Semiconductors, Broadcom Limited’s attempted acquisition of Qualcomm Incorporated, Infineon’s acquisition of Cypress, NXP Semiconductors N.V.’s acquisition of Marvell’s Wi-Fi Connectivity Business, ON Semiconductor Corporation’s acquisition of Quantenna. Examples of mergers and acquisitions by and among semiconductor packaging and testing companies, including Jiangsu Changjiang Electronics Technology Co., Ltd.’s acquisition of STATS ChipPAC Ltd., Nantong Fujitsu Microelectronics Co., Ltd.’s acquisition of the packaging and testing factory of Advanced Micro Devices, Inc., and Amkor Technology, Inc.’s acquisition of J-Devices Corporation.

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

Overview of Semiconductor Manufacturing Process

The manufacturing of semiconductors is a complex process that requires increasingly sophisticated engineering and manufacturing expertise. The manufacturing process can be generally divided into the following stages:

We are involved in all stages of the semiconductor manufacturing process except circuit design and wafer fabrication.

Process	Description
1. Circuit Design	The design of a semiconductor is developed by laying out circuit components and interconnections.

2. Engineering Test	Throughout and following the design process, prototype semiconductors undergo engineering testing, which involves software development, electrical design validation, and reliability and failure analysis.

3. Wafer Fabrication	Process begins with the generation of a photomask through the definition of the circuit design pattern on a photographic negative, known as a mask, by an electron beam or laser beam writer. These circuit patterns are transferred to the wafers using various advanced processes.

4. Wafer Probe	Each individual die is electrically tested, or probed, for defects. Dies that fail this test are marked to be discarded.

5. Packaging (or Assembly)	Packaging, also called assembly, is the processing of bare semiconductors into finished semiconductors and serves to protect the die and facilitate electrical connections and heat dissipation. The patterned silicon wafers received from our customers are diced by means of diamond saws into separate dies, also called chips. Basically each die is attached to a leadframe or a laminate (plastic or tape) substrate by epoxy resin. A leadframe is a miniature sheet of metal, generally made of copper and silver alloys, on which the pattern of input/output leads has been cut. On a laminate substrate, typically used in ball grid array, or BGA, packages, the leads take the shape of small bumps or balls. Leads on the leadframe or the substrate are connected by extremely fine gold or copper wires or bumps to the input/output terminals on the chips, through the use of automated machines known as “bonders.” Each chip is then encapsulated, generally in a plastic casing molded from a molding compound, with only the leads protruding from the finished casing, either from the edges of the package as in the case of the leadframe-based packages, or in the form of small bumps on a surface of the package as in the case of BGA or other substrate-based packages.

6. Final Test	Final testing is conducted to ensure that the packaged semiconductor meets performance specifications. Final testing involves using sophisticated testing equipment known as testers and customized software to electrically test a number of attributes of packaged semiconductors, including functionality, speed, predicted endurance and power consumption. The final testing of semiconductors is categorized by the functions of the semiconductors tested into logic/mixed-signal/RF/3D IC/discrete final testing and memory final testing. Memory final testing typically requires simpler test software but longer testing time per device tested.

7. Module, Board Assembly and Test	Module, board assembly and test refers to the combination of one or more packaged semiconductors with other components in an integrated module or board to enable increased functionality.

8. Material	Material refers to the interconnection of materials which connect the input/output on the semiconductor dies to the printed circuit board, such as substrate, leadframe and flip chip.

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

Grow Our Packaging Services and Expand Our Range of Offerings

We believe that an important factor to attract leading semiconductor companies as our customers has been our ability to fulfill demand for a broad range of packaging solutions on a large scale. We intend to continue to develop process and product technologies to meet the packaging requirements of clients. Our expertise in packaging technology has enabled us to develop sophisticated solutions such as flip chip packaging, bump chip carrier packaging, stacked die packaging and fine-pitch wire bonding. We are continuously investing in research and development in response to and in anticipation of migrations in technology and intend to continue to acquire access to new technologies through strategic alliances and licensing arrangements.

The increasing miniaturization of semiconductors and the growing complexity of interconnect technology have also resulted in the convergence of assembly processes at different levels of integration: chip, module, board and system. In response to this miniaturization and growing complexity, we have focused on providing module assembly services and, in addition, our subsidiary USI Group has provided us with access to process and product technologies at the levels of module, board and system assembly and testing, which helps us to better anticipate industry trends and take advantage of potential growth opportunities. We expect to continue to combine our packaging, testing and materials technologies with the expertise of USI Group at the systems level to develop our SiP business.

Strategically Expand and Streamline Production Capacity

To capitalize on the growing demand for packaging and testing services, we intend to strategically expand our production capacity, both through internal growth and selective acquisitions and joint ventures, with a focus on providing cost competitive and innovative packaging and testing services.

We intend to invest in trends that are essential to the development of the industry. We plan to expand our capacity with respect to, but not limited to, bumping, FC-CSP, SiP products, Fan-Out technology, and 2.5D/3D packaging to meet demand for smaller form factors, higher performance and higher packaging density.

In addition, we intend to promote our copper wire solutions to our customers in addition to gold wire. Gold wire is a significant raw material for us. Gold prices, however, are subject to intense fluctuations and have in the past impacted our profitability. We believe that replacing gold wire in some of our packages with copper wire technology will not only improve our profitability but will also enable us to provide more value to our customers by providing lower cost solutions, which could enhance our competitiveness and market share. We are currently the industry leader in terms of copper wire capacity. We thus plan to capitalize on the overall industry trend of copper conversion by maintaining our leadership and focusing on integrating copper wire into a wider range of traditional leadframe-based packages and higher-end substrate-based packages.

We expect to focus our packaging and testing on providing cost-competitive services through better management of capacity utilization and efficiency improvements and offer our services on a large scale with the intention of driving more integrated device manufacturer outsourcing in the long run. Before the consummation of the Share Exchange, SPIL entered into an agreement to sell 30.0% of its equity interest in SZ to Tibet Zixi Electronic Technology Co., Ltd. In 2018, we also sold 30.0% of our equity interest in ASEN to Beijing Unis Capital Management Co., Ltd. Although we repurchased equity interest from Tibet Zixi Electronic Technology Co., Ltd. and Beijing Unis Capital Management Co., Ltd., respectively, in 2019, we still believe our strategic relationships with China-based companies will enable us to expand our commercial reach in the P.R.C.’s fast-growing semiconductor market.

We evaluate acquisition and joint venture opportunities on the basis of access to new markets and technology, the enhancement of our production capacity, improvement of research and development capabilities, economies of scale and management resources, and closer proximity to existing and potential customers. In 2010, we acquired controlling interests in USI Group to broaden our offerings to include integrated solutions for EMS in relation to computers and storage, peripherals, communications, industrial, automotive and server applications. In 2015, we entered into a joint venture agreement with TDK Corporation to invest in ASEEE and obtained control over ASEEE in April 2019 to further expand our business in embedded substrates. During the period from 2015 to 2018, we completed the step acquisition of SPIL to further broaden semiconductor packaging and testing service. In July 2016, we invested in DECA to advance our fan-out wafer level packaging technologies. In February 2018, we entered into a joint venture agreement with Qualcomm Incorporated to form Semicondutores Avancados do Brasil S.A. to expand our SiP business. In August 2018, we also entered into an equity transfer agreement with Chung Hong Electronics (Suzhou) Co., Ltd. to acquire its 60.0% equity in its Polish subsidiary UGPL to set up production base and to expand our business in Europe to build a much more complete global supply system. In August 2018, we also entered into a joint venture agreement with Cancon Information Industry Co., Ltd. to establish SUMA-USI Electronics Co., Ltd. to integrate the industrial resources to cooperate deeply in the field of secure and controllable high-performance server products for customers. In September 2018, we acquired whole shares of USI Inc. to consolidate the resources within ASEH and enhance operational efficiency. In January 2019, we entered into a project investment agreement with China Merchants Group of Huizhou Daya Bay Economic and Technological Development Zone of Guangdong Province to set up a subsidiary, Huanrong Electronics (Huizhou) Co., Ltd., in Huizhou Daya Bay Economic and Technological Development Zone to address the growing needs of our capacity expansion and the development of our business in South China. In April 2019, we obtained control over Advanced Microelectronic Products Inc. to diversify our business in manufacturing of integrated circuit. In Auguest 2019, we indirectly acquired 42.2% interest of Memtech International Ltd. by our equity method investee, M-Universe Investments Pte. Ltd., to enhance supply chain dynamics and raise competitiveness in mechanical components. In December 2019, we entered into the FAFG Share Purchase Agreement to further enhance our manufacturing capabilities, expand our EMS customer base and capture a wider range of opportunities throughout the product development lifecycle.

Continue to Leverage Our Presence in Key Centers of Semiconductor and Electronics Manufacturing

We intend to continue leveraging our presence in key centers of semiconductor and electronics manufacturing to further grow our business. We have significant packaging, testing and EMS operations in Taiwan, currently one of the leading centers for outsourced semiconductor and electronics manufacturing in the world. This presence enables our engineers to work closely with our customers as well as wafer foundries and other providers of complementary semiconductor and EMS early in the design process, enhances our responsiveness to the requirements of our customers and shortens production cycles. In addition, as a turnkey service provider, we are able to offer our products to our customers and complementary service providers within relatively close geographic proximity. Besides our current operations in Taiwan, we intend to expand our operations in our other subsidiaries.

We have primary operations in the following locations in addition to our locations in Taiwan:

•	P.R.C. — a fast-growing market for semiconductor and electronics manufacturing in the world;

•	Korea — an important center for the manufacturing of memory and communications devices;

•	Malaysia and Singapore — a center for outsourced semiconductor manufacturing in Southeast Asia;

•	Silicon Valley in California — the preeminent center for semiconductor design, with a concentration of fabless customers;

•	Japan — an emerging market for packaging and testing outsourcing services as Japanese integrated device manufacturers increasingly outsource their semiconductor manufacturing requirements;

•	Mexico — a development and manufacturing center for electronic products across different industries with an auxiliary service depot to provide technical services; and

•	Europe — an original equipment manufacturing solutions for the electronics industry.

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

Since 1997, we have maintained a strategic alliance with TSMC, currently one of the world’s largest dedicated semiconductor foundries, which designates us as their nonexclusive preferred provider of packaging and testing services for semiconductors manufactured by TSMC. Through our strategic alliance with and close geographic proximity to TSMC, we are able to offer our customers a total semiconductor manufacturing solution that includes access to foundry services in addition to our packaging, testing and direct shipment services.

Principal Products and Services

We offer a broad range of semiconductor packaging and testing services. In addition, we have provided EMS through USI Group since 2010. Our package types generally employ either leadframes or substrates as interconnect materials. The semiconductors we package are used in a wide range of end-use applications, including communications, computing, consumer electronics, industrial, automotive and other applications. Our testing services include front-end engineering testing, which is performed during and following the initial circuit design stage of the semiconductor manufacturing process, wafer probe, final testing and other related semiconductor testing services. We focus on packaging and testing semiconductors. We offer our customers turnkey services, which consist of packaging, testing and direct shipment of semiconductors to end users designated by our customers. Our EMS are used in a wide range of end-use applications, including, but not limited to, computers and storage, peripherals, communications, industrial applications, automotive electronics, and server applications. In 2019, our revenues generated from packaging, testing and EMS accounted for 48.2%, 10.3% and 40.1% of our operating revenues, respectively.

Packaging Services

We offer a broad range of package types to meet the requirements of our customers, including flip chip BGA, flip chip CSP, aCSP (advanced chip scale packages), quad flat packages (QFP), thin quad flat packages (TQFP), bump chip carrier (BCC), quad flat no-lead (QFN) packages, aQFN (advanced QFN) and Plastic BGA. In addition, we provide 3D chip packages, such as aMAP POP (advanced, laser ablation type), which enable our customers to mount packages more easily, and HB PoP (High-Band package on Package) for higher performance orientation and marketing requirement. We also offer other forms of stacked die solutions in different package types, e.g., stacked die QFN, hybrid BGAs containing stacked wire bond and FC die. Meanwhile, we are developing the cost-effective solutions to 3D packages, such as 2.1D (substrate layer modification) and 2.5D (substrate interposer), to fulfill current low-cost and high-performance requirements in parallel with 3D packages with TSV (Through Silicon Via) technology. Our first product has been a CMOS image sensor with TSV to minimize the form factor. In addition, to meet current trends toward low-cost solutions, we provide copper wire bonding solutions which can be applied to current gold wire products. We also provide a high-volume manufacturing experience with silver wire bonding for FCCSP Hybrid packages. Furthermore, we are one of the key providers of IoT (Internet of Things), server and automotive services. We believe we are among the leaders in such packaging processes and technologies and are well positioned to lead the technology migration in the semiconductor packaging industry.

To address the new demands of 5G wireless technology, we survey new material and structure based on developed package structures and focus our efforts on developing more integration solutions, such as AP (Application Processor) module and RFFE (RF front end) with customized SiP services.

Advanced Packages. The semiconductor packaging industry has evolved to meet the requirements of high-performance electronics products. We believe that there will continue to be growing demand for packaging solutions with increased input/output density, smaller size and a better heat dissipation characteristic.

We have focused on developing our capabilities in certain packaging solutions, such as aCSP (wafer-level chip scale package), flip chip BGA, Heat-Spreader FCBGA, flip-chip CSP, Hybrid FCCSP (Flip Chip + W/B), Flip Chip PiP (Package in Package), Flip Chip PoP (Package on Package), aS 3™ (Advanced Single Sided Substrate), HB POP (High-Bandwidth POP), Fan-Out Wafer-Level Packaging, SESUB and 2.5D. Flip-chip BGA technology replaces wire bonding with wafer bumping for interconnections within the package. Wafer bumping involves the placing of tiny solder balls, instead of wires, on top of dies for connection to substrates. As compared with more traditional packages, which allow input/output connection only on the boundaries of the dies, flip chip or wafer-level package solutions significantly enhance the input/output flow by allowing input/output connections over the entire surface of the dies.

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

aEASI (Advance Embedded Assembly Substrate Integration) is a technology which allows the embedding thin chips into substrate build-up layers. aEASI can be used in various technologies tailored to clients’ demand, such as package solution of miniaturization, and has also been proven to have better electrical/thermal performance. It also provides flexibility in design (such as for MicroSiP), and the electrical contacts to the chips are realized by laser-drilled and metallized micro-vias to replace the traditional wire bonding process. aEASI is mainly used in power management applications.

WL MEMs (Wafer-Level MEMs) is advanced assembly for MEMs in wafer-level type instead of current LGA or leadframe types using TSV or chip-to-wafer technology. WL MEMs are mainly used in applications such as pressure, temperature, humidity and gyroscope sensors, among others.

FOWLP (Fan-Out Wafer-Level Packages) provides an extended solution and package type to integrate different functional chips or packages and to have good reduction in resistance and inductance over FCCSP, better thermal performance and smaller form factors of packages. FOWLP can be applied for different stack and SiP solutions.

We provide numerous technologies to meet various customer demands. The following table sets forth our principal advanced packages.

Package Types	Number of Leads	Description	End-Use Applications

Wafer-Level Chip Scale Package (aCSP)	6-120	A wafer-level chip scale package that can be directly attached to the circuit board. Provides shortest electrical path from the die pad to the circuit board, thereby enhancing electrical performance.	Cellular phones, personal digital assistants, watches, MP3 players, digital cameras and camcorders.

Flip Chip Chip Scale Package (FC-CSP, a-fcCSP)	16-770	A lightweight package with a small, thin profile that provides better protection for chips and better solder joint reliability than other comparable package types.	RFICs and memory ICs such as digital cameras, DVDs, devices that utilize WiMAX technology, cellular phones, GPS devices and personal computer peripherals.

Flip Chip PiP (Package in Package) (FC-CSP PiP)	500-980	System-in-Package for Flip Chip+Memory die inside with a better electrical performance package types.	Application processor for smartphone and data modem on portable devices.

Flip Chip PoP (Package on Package) (FC-CSP PoP)	500-1100	SoC (System-on-Chip) die for Assembly to Bottom package and then applied for memory die on top inside with a better electrical performance package types.	High-tier application processor for smartphones and data modem on portable devices.

Flip Chip BGA/ HF FCBGA(High Performance / Heat Spreader / FCBGA)	16-2916	Using advanced interconnect technology, the flip chip BGA packages allow higher density of input/output connection over the entire surface of the dies. HF FCBGA is designed for the semiconductor high-performance requirement of high density of interconnects.	High-performance networking, graphics, server and data center processor applications.

Hybrid (Flip Chip and Wire Bonding)	49-608	A package technology that stacks a die on top of a probed good die to integrate ASIC and memory (flash, SRAM and DDR) into one package and interconnects them with wire bonding and molding. This technology suffers from known good die issues (i.e., one bad die will ruin the entire module). Rework is also not an option in hybrid packages.	Digital cameras, smartphones, bluetooth applications and personal digital assistants.

Package Types	Number of Leads	Description	End-Use Applications

aS3	up to 300	Ultra-thin profile package which is an excellent on middle pin-count alternative solution; standard BT material and manufacturing equipment; and lower cost via on pad.	High I/O and short wire length package solution in high-performance requirement.

Integrated Passive Device (IPD)	~ 20	IPD can provide a high-performance/high Q-factor inductor and single/double layers for lower cost and turnkey solutions and integrate passives into one IPD chip. IPD requires less involvement in the Surface Mount Technology (“SMT”) process, and is considered to be more compatible with current assembly process and suitable for all package solutions.	Cellular phones, Wi-Fi module, TV and personal digital assistants.

HB (High-Bandwidth)	~ 1000	High-Bandwidth POP can provide a data rate and good signal integrity for Cellular AP, a integration solution for ASIC and memory, decoupling functions for multiple memory mount applications.	Cellular phones and application processors.
POP (Package On Package)	~ 256L Memory

FOWLP (Fan-Out Wafer-Level Package)	~ 1,500+	FOWLP provides an extended solution/package type to integrate most different functional chips or packages and to have good reduction in resistance and inductance over FCCSP, better thermal performance and smaller form factors of packages, and can be applied for different stack or SiP solutions.	Cellular phones, logic devices, power management, RF, Codec, IoT, wearables and networking.

IC Wirebonding. We provide IC wirebonding, including leadframe-based packages and substrate-based packages. Leadframe-based packages are packaged by connecting the die, using wire bonders, to the leadframe with gold wire or copper wire. As packaging technology improves, the number of leads per package increases. In addition, improvements in leadframe-based packages have reduced the footprint of the package on the circuit board and improved the electrical performance of the package. To have higher interconnected density and better electrical performance, semiconductor packages have evolved from leadframe-based packages to substrate-based packages. The key differences of these package types are the size of the package; the density of electrical connections the package can support; flexibility at lower costs; the thermal and electrical characteristics of the package; and environmentally conscious designs. Substrate-based packages generally employ the BGA design. Whereas traditional leadframe technology places the electrical connection around the perimeter of the package, the BGA package type places the electrical connection at the bottom of the package surface in the form of small bumps or balls. These small bumps or balls are typically distributed evenly across the bottom surface of the package, allowing greater distance between individual leads and higher pin-counts. Our expertise in BGA packages also includes capabilities in stacked-die BGA, which assembles multiple dies into a single package.

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

The following table sets forth our principal IC wirebonding packages.

Package Types	Number of Leads	Description	End-Use Applications

Advanced Quad Flat No-Lead Package (aQFN)	104-276	aQFN allows for leadless, multi-row and fine-pitch leadframe packaging and is characterized by enhanced thermal and electrical performance. aQFN is a cost-effective packaging solution due to its cost-effective materials and simpler packaging process.	Telecommunications products, wireless local access networks, personal digital assistants, digital cameras, low to medium lead count packaging information appliances.

Quad Flat Package (QFP)/Thin Quad Flat Package (TQFP)	44-256	Designed for advanced processors and controllers, application-specific integrated circuits and digital signal processors.	Multimedia applications, cellular phones, personal computers, automotive and industrial products, hard disk drives, communication boards such as ethernet, integrated services digital networks and notebook computers.

Quad Flat No-Lead Package (QFN)/ Dual-Row QFN (DR-QFN)/ Microchip Carrier (MCC)	12-160	QFN/DRQFN, also known as types of MCC, uses half-encapsulation technology to expose the rear side of the die pad and the tiny fingers, which are used to connect the chip and bonding wire with printed circuit boards. Dual-Row is to increase the lead counts for product requirement.	Cellular phones, wireless local access networks, personal digital assistant devices and digital cameras.

Bump Chip Carrier (BCC)	16-156	BCC packages use plating metal pads to connect with printed circuit boards, creating enhanced thermal and electrical performance.	Cellular phones, wireless local access networks, personal digital assistant devices and digital cameras.

Small Outline Plastic Package (SOP)/Thin Small Outline Plastic Package (TSOP)	8-56	Designed for memory devices including static random access memory, or SRAM, dynamic random access memory, or DRAM, fast static RAM, also called FSRAM, and flash memory devices.	Consumer audio/video and entertainment products, cordless telephones, pagers, fax machines, printers, copiers, personal computer peripherals, automotive parts, telecommunications products, recordable optical disks and hard disk drives.

Package Types	Number of Leads	Description	End-Use Applications

Small Outline Plastic J-Bend Package (SOJ)	20-44	Designed for memory and low pin-count applications.	DRAM memory devices, microcontrollers, digital analog conversions and audio/video applications.

Plastic Leaded Chip Carrier (PLCC)	28-84	Designed for applications that do not require low-profile packages with high density of interconnects.	Personal computers, scanners, electronic games and monitors.

Plastic Dual In-line Package (PDIP)	8-64	Designed for consumer electronic products.	Telephones, televisions, audio/video applications and computer peripherals.

Plastic BGA	119-1520	Designed for semiconductors which require the enhanced performance provided by plastic BGA, including personal computer chipsets, graphic controllers and microprocessors, application-specific integrated circuits, digital signal processors and memory devices.	Telecommunications products, global positioning systems, notebook computers, disk drives and video cameras.

Stacked-Die BGA	120-1520	Combination of multiple dies in a single package enables package to have multiple functions within a small surface area.	Telecommunications products, local area networks, graphics processor applications, digital cameras and pagers.

Package-on-Package (POP, aMAP POP)	136-904	This technology places one package on top of another to integrate different functionalities while maintaining a compact size. It offers procurement flexibility, low cost of ownership, better total system cost and faster time to market. Designers typically use the topmost package for memory applications and the bottommost package for ASICs. By using this technology, the memory known good die issue can be mitigated and the development cycle time and cost can be reduced.	Cellular phones, personal digital assistants and system boards.

Land Grid Array (LGA)	10-72	Leadless package, which is essentially a BGA package without the solder balls. Based on laminate substrate, land grid array packages allow flexible routing and are capable of multichip module functions.	High-frequency integrated circuits such as wireless communications products, computers servers, personal computer peripherals and MEMS sensors.

Heterogeneous Integration. Heterogeneous Integration refers to the integration of separately manufactured components into a higher-level assembly that, in the aggregate, provides enhanced functionality and improved operating characteristics:

•	SiP and Modules.

The drive towards semiconductor miniaturization and integration is expanding the commercial potential of SiP, a package or module containing a functional electronic system or subsystem that is integrated and miniaturized through IC greater assembly technologies. With attributes that deliver higher performance, cost-effectiveness, and shorter time to market, SiP technology is enabling functionality and creating more commercial opportunities across a broader variety of electronics applications.

ASEH is a market leader in SiP technologies from design to assembly and high-volume manufacturing. SiP involves the integration of multiple components from IC chips and components including ASICs, Memory, Analog & mixed signals devices, passives, MEMs, sensors, antennas and other devices into one single package. SiP and Modules products are gaining significant traction within the industry, given growing demand for miniaturized electronic devices that deliver more functions and higher performance, lower power, greater speed and increased bandwidth. ASEH’s SiP portfolio includes flip chip and wirebond multichip packaging, embedding technologies such as SESUB and aEASI, and wafer-level technologies including fan-out and IPD. IPD uses a wafer-level process to integrate passive components on an individual substrate. Recent IPD innovation involves the extension of the RDL (Redistribution) process to build a high-quality factor (Q) inductor and RF circuits on top of silicon wafers. It can be used in the following three approaches to enhance product performance: several solutions to replace discrete components such as Balun and Filter, or to integrate other passive components and act as interposer, or to replace PWB and act as a substrate of the module. In addition, we leverage some of our SMT-based technologies, such as compartment shielding, double-sided module and antenna integration.

We also offer module assembly services, which combine one or more packaged semiconductors with other components in an integrated module to enable increased functionality for system-level assembly. End-use applications for modules include cellular phones and wireless LAN applications, Bluetooth applications, camera modules, automotive applications, toys, networking, storage and power management.

•	Fan-Out

Fan-out packaging continues to gain major prominence within the industry, based on significant technical advantages that have led to its broad commercialization. This advanced packaging platform is evolving to meet application demands for smaller form factors and improved electrical and thermal performance.

With the packaging done on singulated die formed into a reconstituted molded wafer or panel, fan-out packaging enables multi-die packages, through partitioning with different nodes and functionality. Fan-out can be done either chip first or chip last, with both options resulting in much higher-density interconnect and improved cost efficiency. Initially fan-out was used primarily for smaller, lower I/O count packages, until we introduced a very high-density fan-out alternative to 2.5D Interposer packages, fan-out on Substrate (FOCoS), a hybrid fan-out/FCBGA package. Today, fan-out is in high-volume applications for a wide variety of products, including PMICs, RF packages, Baseband processors and high-end networking systems. Key attributes include:

•       Parallel Manufacturing Process in Wafer Form

•       Smallest Package in X,Y and Z

•       Excellent Mechanical, Electrical and Thermal Performance

•	2.5D & 3D Packaging

As 5G, AI, and high-performance computing continue to make inroads into our world, we believe there is an increased demand for semiconductor devices that deliver enhanced performance, lower latency, increased bandwidth and greater power efficiency. ASEH strives to meet this demand by innovating 2.5D & 3D technologies that we believe are becoming more central within the semiconductor industry. We have established ourselves as a leader in 2.5D technology through our successful pioneering of 2.5D solutions that helped bring advanced ASIC and HBM products to the marketplace. In addition, ASEH is introducing high-density fan-out technology for die stacking and multi-die solutions to achieve high bandwidth & high-performance across the market landscape, addressing demand from high density data centers to consumer and mobile space.

Automotive Electronics. We assemble automotive electronic products based on our leading technology, good quality systems and automation. We provide a variety of products, such as leadframe base, substrate base, Flip Chip and Wafer-Level packages. We also provide robust package solutions to customers and end-users, including most types of industrial package solutions together with tailor-made solutions to meet customers’ and end-users’ requirements on automotive specifications.

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

Interconnect Materials. Interconnect materials connect the input/output on the semiconductor dies to the printed circuit board. Interconnect materials include substrate, which is a multilayer miniature printed circuit board, and is an important element of the electrical characteristics and overall performance of semiconductors. We produce substrates for use in our packaging operations.

The demand for higher-performance semiconductors in smaller packages will continue to spur the development of IC substrates that can support the advancement in circuit design and fabrication. As a result, we believe that the market for substrates will grow and the cost of substrates as a percentage of the total packaging process will increase. In the past, substrates we designed for our customers were produced by independent substrate manufacturers. Since 1997, we have been designing and producing a portion of our interconnect materials in-house. In 2019, our interconnect materials operations supplied approximately 10.0% of our consolidated substrate requirements by value.

The following table sets forth, for the periods indicated, the percentage of our packaging revenues accounted for by each principal type of packaging products or services.

	Year Ended December 31,
	2017	2018	2019

Bumping, Flip Chip, WLP and SiP	29.9%	36.1%	41.7%
IC Wirebonding(1)	59.2%	54.0%	48.2%
Discrete and other	10.9%	9.9%	10.1%
Total	100.0%	100.0%	100.0%

_____________________

(1)	Includes leadframe-based packages such as QFP/TQFP, QFN/MCC and PLCC/PDIP and substrate-based packages, such as various BGA package types and LGA.

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

Logic/Mixed-signal/RF/(2.5D/3D) Module and SiP/Discrete Final Testing. We conduct final tests of a wide variety of logic/mixed-signal/RF/(2.5D/3D) module and SiP/MEMS/discrete semiconductors, with the number of leads or bumps ranging from the single digits to over 10 thousand and operating frequencies of over 32 Gbps for digital semiconductors and mmWave for radio frequency semiconductors, which are at the high end of the range for the industry. The products we test include semiconductors used for wired, wireless and mobile communications, automotive, home entertainment, personal computer, artificial intelligence, and high-performance computing applications, as well as a variety of consumer and application-specific integrated circuits for various specialized applications.

Other Test-Related Services. We provide a broad range of additional test-related services, such as:

•	Electric Interface Board and Mechanical Test Tool Design. Process of designing individualized testing apparatuses such as test load boards, sockets, handler change kits, and probe cards for unique semiconductor devices and packages.

•	Program Conversion. Process of converting a program from one-test platform to different test platforms to reduce testing costs or optimize testing capacity.

•	Program Efficiency Improvement. Process of optimizing the program code or increasing site count of parallel tests to improve testing throughout.

•	Burn-In Testing. Burn-in testing is the process of electrically stressing a device, usually at high temperature and voltage, for a period of time to simulate the continuous use of the device to determine whether this use would cause the failure of marginal devices.

•	Module and SiP Testing. We provide module and SiP testing through integrated bench solution or automatic test equipment to our customers with a complete solution with respect to finger print sensor module, camera module, 3D depth sensing module, wireless connectivity devices, global positioning system devices, personal navigation devices and digital video broadcasting devices.

•	Tape and Reel. Process which involves transferring semiconductors from a tray or tube into a tape-like carrier for shipment to customers.

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

The following table sets forth, for the periods indicated, the percentage of our testing revenues accounted for by each type of testing service.

	Year Ended December 31,
	2017	2018	2019

Front-end engineering testing	3.4%	2.4%	1.8%
Wafer probing	16.7%	24.8%	26.2%
Final testing	79.9%	72.8%	72.0%
Total	100.0%	100.0%	100.0%

EMS. We provide integrated solutions for EMS in relation to computers and storage, peripherals, communications, industrial, automotive and server applications through USI Group since 2010. The key products and services we offer to our customers, for instance, include:

•	Computers: motherboards for server and desktop PC; peripheral; port replicator;

•	Communications: Wi-Fi; SiP;

•	Consumer products: control boards for flat panel devices; SiP;

•	Automotive electronics: automotive EMS; car LED lighting; regulator/rectifier;

•	Industrial products: point-of-sale systems; smart handheld devices;

•	Storage: network attached system; network video recorder; solid state drive; and

•	Others: field replacement unit; return material authorization.

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

Customers

Our five largest customers together accounted for approximately 46.4%, 46.2% and 51.1% of our operating revenues in 2017, 2018 and 2019, respectively. One customer accounted for more than 10.0% of our operating revenues in 2017 and 2018. For our operating revenues in 2019, two of our customers individually accounted for more than 10.0% of our operating revenues.

We package and test for our customers a wide range of products with end-use applications in the communications, computing and consumer electronics/industrial/automotive sectors. The following table sets forth a breakdown of the percentage of our operating revenues generated from our packaging and testing services, for the periods indicated, by the principal end-use applications of the products that we packaged and tested.

	Year Ended December 31,
	2017	2018	2019

Communications	48.9%	49.9%	52.5%
Computing	11.5%	14.0%	14.6%
Consumer electronics/industrial/automotive/other	39.6%	36.1%	32.9%
Total	100.0%	100.0%	100.0%

Our EMS provide a wide range of products with end-use applications. The following table sets forth a breakdown of the percentage of our operating revenues generated from our EMS for the periods indicated by the principal end-use applications.

	Year Ended December 31,
	2017	2018	2019

Communications	45.5%	35.7%	37.4%
Computers and storage	15.0%	14.2%	11.3%
Consumer electronics	25.9%	34.3%	34.6%
Industrial	7.3%	10.0%	11.3%
Automotive	5.6%	5.0%	4.8%
Other	0.7%	0.8%	0.6%
Total	100.0%	100.0%	100.0%

 We categorize our operating revenues geographically based on the country in which the customer is headquartered. The following table sets forth, for the periods indicated, the percentage breakdown by geographic regions of our operating revenues.

	Year Ended December 31,
	2017	2018	2019

United States	67.6%	62.2%	59.4%
Taiwan	12.2%	12.3%	12.4%
Asia	10.4%	15.1%	18.4%
Europe	9.1%	9.9%	9.4%
Other	0.7%	0.5%	0.4%
Total	100.0%	100.0%	100.0%

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

Pricing

We price our packaging services and EMS, taking into account the actual costs, with reference to prevailing market prices. We price our testing services primarily on the basis of the amount of time, measured in central processing unit seconds, taken by the automated testing equipment to execute the test programs specific to the products being tested, as well as the cost of the equipment, with reference to prevailing market prices. Prices for our packaging, testing and EMS are confirmed at the time orders are received from customers, which is typically several weeks before delivery.

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

We produce substrates for use in our packaging operations. In 2019, our interconnect materials operations supplied approximately 10.0% of our consolidated substrate requirements by value. See “—Principal Products and Services—Interconnect Materials.”

As a result of the “Directive 2002/95/EC on the restriction of the use of certain hazardous substances in electrical and electronic equipment,” or RoHS, which became effective on July 1, 2006, we have adjusted our purchases of raw materials and our production processes in order to use raw materials that comply with this legislation for part of our production. This legislation restricts the use in the EU, of certain substances that the EU deems harmful to consumers, including certain grades of molding compounds, solder and other raw materials that are used in our products. Manufacturers of electrical and electronic equipment must comply with this legislation in order to sell their products in an EU member state. Any failure by us to comply with regulatory environmental standards such as Directive 2002/95/EC may have a material adverse effect on our results of operations.

Testing

For the functional and burn-in testing of semiconductors, no other raw materials are needed. However, we often design and outsource the manufacturing of test interface products such as load boards, probe cards and burn-in boards.

EMS

Our manufacturing processes use many raw materials in our EMS. For 2019, raw materials costs accounted for 81.3% of our operating revenues from EMS. Our principal raw materials include, among others, printed circuit boards, integrated chips, ink, semiconductor devices, computer peripherals and related accessories and electronic components. Our principal raw materials varied in the past, depending on the end-use products we provided.

To ensure quality, on-time delivery and pricing competitiveness, we have established both a standardized supplier assessment system and an evaluation mechanism, continued to maintain close working relationships with our suppliers and jointly created a stable and sustainable supply chain. In addition, we adjusted the procurement strategy in line with industry trends as well as the nature of raw materials, and we decentralized the sources of raw materials to lower our supply concentration risk. However, we cannot assure you that we will not experience any shortages or price increases in the near future. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Our revenues and profitability may decline if we are unable to obtain adequate supplies of raw materials in a timely manner and at a reasonable price.”

Equipment

Packaging

The wire bonding process is important for routing signal out of die to the system for the IC wire-bonding solutions. Thus, wire bonder is the important equipment used for such process. As products become finer and finer pitch, bumping process will replace wire bonding process for the signal routing purpose. Thus, sputter and plater will be the crucial equipment for this type of process.

Wire bonders connect the input/output terminals on the silicon die using extremely fine gold or copper wire to leads on leadframes or substrates. Typically, a wire bonder may be used, with minor modifications, for the packaging of different products. As of January 31, 2020, we operated an aggregate of 24,906 wire bonders, of which 24,853 were fine-pitch wire bonders. As of the same date, 21 of the wire bonders operated by us were consigned by customers and 5 of the wire bonders were leased. For the packaging of certain types of substrate-based packages, die bonders are used in place of wire bonders. The number of bonders at a given facility is commonly used as a measure of the packaging capacity of the facility. In addition to bonders, we maintain a variety of other types of packaging equipment, such as wafer grind, wafer mount, wafer saw, heat sink placement, automated molding machines, laser markers, solder plate, pad printers, dejunkers, trimmers, formers, substrate saws and scanners. We purchase our packaging equipment from major international manufactures, including KLA Corporation, Canon Semiconductor Equipment Inc., Tokyo Electron Limited, Grand Process Technology Corporation and TOWA Corporation.

Testing

Testing equipment is the most capital-intensive component of the testing process. We generally seek to purchase testers from different suppliers with similar functionality and acquire the ability to test a variety of different semiconductors. We purchase testers from major international manufacturers, including Teradyne, Inc., Advantest Corporation, K-shine Technology Corporation, Tokyo Electron Limited, and Hon Precision, Inc. Upon acquisition of new testers, we install, configure, calibrate, perform burn-in diagnostic tests on and establish parameters for the testers based on the anticipated requirements of existing and potential customers and considerations relating to market trends. As of January 31, 2020, we operated an aggregate of 5,438 testers, of which 1,701 were consigned by customers and 84 were leased. In addition to testers, we maintain a variety of other types of testing equipment, such as automated handlers and probers (special handlers for wafer probing), scanners, reformers and computer workstations for use in software development. Each tester may be attached to a handler or prober. Handlers attach to testers and transport individual packaged semiconductors to the tester interface. Probers similarly attach to the tester and align each individual die on a wafer with the interface to the tester.

For the majority of our testing equipment, we often base our purchases on prior discussions with our customers about their forecast requirements. The balance consists of testing equipment on consignment from customers, and which is dedicated exclusively to the testing of these customers’ specific products.

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

EMS

The SMT assembly line is the key facility of our electronic manufacturing operations, and generally includes a printer and one or two high-speed mounters and/or a multifunction mounter. The SMT assembly process primarily consists of the following three manufacturing steps: (i) solder paste stencil printing, (ii) component placement and (iii) solder reflow. High-speed SMT assembly systems offer both economic and technical advantages that may reduce both production cost and time while meeting quality requirements. Thus, SMT has become the most popular assembly method for sophisticated electronic devices. We had 145 SMT lines as of January 31, 2020.

Intellectual Property

As of January 31, 2020, we held 2,440 Taiwan patents, 1,689 U.S. patents, 1,545 P.R.C. patents and 33 patents in other countries related to various semiconductor packaging technologies and invention, utility and design on our EMS. In addition, as of January 31, 2020, we also had a total of 1,473 pending patent applications, 154 in Taiwan, 503 in the United States, 786 in P.R.C. and 30 patents in other countries. Moreover, we filed several trademarks applications in Taiwan, the United States, China and the EU. For example, “ASE,” “aCSP,” “ a-EASI,” “a-fcCSP,” “aQFN,” “a-QFN,” “a-S3, ” “a-TiV,” “aWLP,” “a-WLP,” “iSiP,” “iWLP,” “aSiM,” “SiP-id” and “SPIL” have been registered in Taiwan.

We have also entered into various nonexclusive technology license agreements with other companies involved in the semiconductor manufacturing process, including Fujitsu Limited, Flip Chip International, L.L.C., Infineon Technologies AG, TDK Corporation and DECA. The technology we license from these companies includes solder bumping, redistribution, ultra CSP assembly, advanced QFN assembly, wafer-level packaging and other technologies used in the production of package types, such as BCC, flip chip BGA, film BGA, aQFN and chip embedding. Our license agreements with Flip Chip International, L.L.C. will not expire until the expiration of the patents licensed by the agreement. Our license agreement with Infineon Technologies AG will expire on November 5, 2020. Our license agreement with Fujitsu Limited renews automatically each year unless the parties to the agreement agree otherwise. Our license agreement with TDK Corporation will remain in effect until expiration of the TDK’s patents licensed by the agreement. Our license agreement with DECA will expire on January 13, 2026.

In addition, we improve our technological platform by licensing innovative package technologies. For example, through wafer bumping and redistribution technology, we are able to form and redistribute bumps on the chip to make a silicon die by directly attaching the substrate using bumps rather than wire bonding and through wafer level CSP technology, we are able to produce a chip scale package at the stage of wafer level.

Our success depends in part on our ability to obtain, maintain and protect our patents, licenses and other intellectual property rights, including rights under our license agreements with third parties.

Quality Control

We believe that our process technology and reputation for high quality and reliable services have been important factors in attracting and retaining leading international semiconductor companies as customers for our services and/or products. We maintain a quality control staff at each of our facilities. Our quality control staff typically includes engineers, technicians and other employees who monitor the processes in order to ensure high quality. Our quality assurance systems impose strict process controls, statistical in-line monitors, supplier control, data review and management, quality controls and corrective action systems. Our quality control employees operate quality control stations along production lines, monitor clean room environments and follow up on quality through outgoing product inspection and interaction with customer service staff. We have established quality control systems that are designed to ensure high-quality products/service to customers, high-testing reliability and high production yields at our facilities. We also have established an environmental management system in order to ensure that we can comply with the environmental standards of our customers and the countries within which they operate. See “—Raw Materials and Suppliers—Packaging.” In addition, our facilities have been qualified by all of our major customers after satisfying stringent quality standards prescribed by these customers.

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

We have also obtained many certifications on our packaging, testing and interconnect materials facilities. Some of these certifications are required by some semiconductor manufacturers as a threshold indicator of a company’s quality control standards or needed by many countries in connection with sales of industrial products. The table below sets forth the certifications we have for our packaging, testing and interconnect materials.

Location	IATF 16949:2016(1)	ISO 9001(2)	ISO 14001(3)	ISO 17025(4)	ISO 14064(5)	ISO 14067(6)	IECQ HSPM QC 080000(7)	Sony Green Partner(8)	OHSAS 18001/ ISO 45001(9)	TOSHMS(10)	ISO 50001(11)	ISO 13485(12)	ISO 28000(13)	ISO 26262(14)	ISO 15408- EAL6(15)	TL 9000(16)	ISO 22301(17)
Taiwan	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
China	✓	✓	✓		✓		✓	✓	✓		✓			✓		✓
Korea	✓	✓	✓				✓	✓	✓
Japan	✓	✓	✓		✓		✓	✓
Malaysia	✓	✓	✓		✓		✓	✓						✓
Singapore	✓	✓	✓				✓		✓						✓
U.S.		✓	✓	✓

_____________________

(1)	IATF 16949:2016 standards were originally created by the International Automotive Task Force in conjunction with the International Standards Organization (ISO). These standards provide for continuous improvement with an emphasis on the prevention of defects and reduction of variation and waste in the supply chain.
(2)	ISO 9001 quality standards are related to quality management systems and designed to help organizations ensure that they meet the needs of customers and other stakeholders while meeting statutory and regulatory requirements related to the product.
(3)	ISO 14001 sets out the criteria for an environmental management system. It can be used by any organization that wants to improve resource efficiency, reduce waste and drive down costs.
(4)	ISO 17025 is the main ISO standard used by testing and calibration laboratories.
(5)	ISO 14064 standard is part of the ISO 14000 series of International Standards for environmental management. The ISO 14064 standard provides governments, businesses, regions and other organizations with a complementary set of tools for programs to quantify, monitor, report and verify greenhouse gas emissions.
(6)

ISO 14067 is a standard for the quantification and communication of the carbon footprint of a product based on International Standards on life cycle assessment for quantification and on environmental labels and declarations for communication.

(7)	IECQ HSPM QC080000 is a certification designed to manage, reduce and eliminate hazardous substances.
(8)	“Sony Green Partner” indicates our compliance with the “Sony Green Package” standard requirements.
(9)	ISO 45001, which replaces OHSAS 18001 over three years following its publication in March 2018, is a standard for an occupational health and safety management system, and gives guidance for its use, to enable organizations to provide safe and healthy workplaces by preventing work-related injury and ill health, as well as by proactively improving its occupational health and safety performance.
(10)	TOSHMS is the Taiwan Occupational and Health Management System.
(11)	ISO 50001 is a standard for an energy management system. It can be used by any organization that wants to reduce energy costs and use energy more efficiently.
(12)	ISO 13485 quality management system sets forth the quality requirements for organizations that are required to consistently meet customers’ requirements and regulatory requirements in the medical devices and related services industry.
(13)	ISO 28000 is an international standard for security management system dealing with security assurance in a supply chain.

(14)	ISO 26262 is an international standard for functional safety of electrical and electronic systems in production automobiles.

(15)	ISO 15408-EAL6 is a framework that outlines the criteria for globally recognized standards and security inspections for IT products. It is designed for products and applications that are targeted for high-security-intensive markets, such as the government, banking or defense sectors.
(16)	TL 9000 quality management system sets forth the supply chain quality requirements of the global communications industry.
(17)	ISO 22301 is a standard for requirements to plan, establish, implement, operate, monitor, review, maintain and continually improve a documented management system to protect against, reduce the likelihood of occurrence, prepare for, respond to, and recover from disruptive incidents when they arise.

We also have strict process controls in our EMS business. UGTW’s facilities in Nantou, Taiwan, are considered suitably equipped by the Defense Logistics Agency to perform the MIL-STD-883 tests on assemble, seal, and test hybrid microcircuits in compliance with MIL-PRF-38534 Classes H and K. UGPL is in compliance with VDA 6.3 audit, which focuses on process audit for planning and manufacturing of products and services, and VDA 6.5, which is a qualification for product audit. The table below sets forth the certifications we have obtained for our EMS facilities.

Location	IATF 16949:2016	ISO 9001	ISO 14001	ISO 17025	ISO 14064	IECQ HSPM QC 080000	OHSAS 18001/ ISO 45001	TOSHMS	ISO 50001	ISO 13485	ISO 26262	TL 9000
Taiwan	✓	✓	✓		✓	✓	✓	✓	✓
China	✓	✓	✓	✓	✓	✓	✓		✓	✓	✓	✓
Mexico	✓	✓	✓		✓	✓	✓		✓
Poland	✓	✓	✓

In addition, we have received several vendor awards from our customers for the quality of our products and services.

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

Integrated device manufacturers that use our services continuously evaluate our performance against their own in-house packaging and testing capabilities. These integrated device manufacturers may have access to more sophisticated technologies and greater financial and other resources than we do. We believe, however, that we can offer greater efficiency at lower cost while maintaining equivalent or higher quality for several reasons. First, as we benefit from specialization and economies of scale by providing services to a large base of customers across a wide range of products, we are better able to reduce costs and shorten production cycles through high-capacity utilization and process expertise. Second, as a result of our customer base and product offerings, our equipment generally has a longer useful life. Third, as a result of the continuing reduction of investments in in-house packaging and testing capacity and technology at integrated device manufacturers, we are better positioned to meet their packaging and testing requirements on a large scale.

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

Our EMS business faces significant competition from other EMS providers, such as Hon Hai Precision Ind. Co., Ltd., with comprehensive integration, wide geographic coverage and large production capabilities that enable them to achieve economies of scale. We believe, however, that we can still achieve satisfactory performance in the market given that we have been able to provide products with high quality and we are capable of designing new products by cooperating with our customers.

Environmental Matters

Our operations of packaging, interconnect materials and EMS generate both hazardous and non-hazardous wastes. We have installed various types of anti-pollution equipment for the treatment of liquid and gaseous chemical waste. We have adopted comprehensive anti-pollution measures for the effective management of environmental protection that we believe are consistent with international standards. In addition, we believe we are in compliance in all material respects with present environmental laws and regulations applicable to all our operations and facilities.

Furthermore, in order to demonstrate our commitment to environmental protection, in December 2013, our board of directors approved contributions to environmental protection efforts in Taiwan in a total amount of not less than NT$3,000.0 million, to be made in the following 30 years. For each of the year ended December 31, 2017, 2018 and 2019, ASE has made contributions in the amount of NT$100.0 million (US$3.3 million), respectively, through ASE Cultural and Educational Foundation to fund various environmental projects, and ASE’s board of directors have resolved in a resolution in January 2020 to contribute NT$100.0 million (US$3.3 million) through ASE Cultural and Educational Foundation in environmental projects in 2020. Our estimated environmental capital expenditures for 2020 will be approximately US$24.3 million, of which 24.59% will be used in climate change adaptation.

In October 2019, we issued unsecured international corporate bonds in the aggregate amount of US$300.0 million with par value of US$1.0 million. The proceeds from this bonds offering were used to subscribe for a total of 465,360,000 new shares of ASE at NT$20 per share issued through a private placement to support ASE’s investment in green projects.

ASE Inc. Kaohsiung Facility

Our operations involving wafer-level process and requiring wastewater treatment at our K7 Plant have been subject to scrutiny by the Kaohsiung City Environmental Protection Bureau and the Kaohsiung District Prosecutors office as a result of alleged wastewater disposal violations that occurred on October 1, 2013.

On December 20, 2013, the Kaohsiung Environmental Protection Bureau (the “KEPB”) imposed an administrative fine of NT$102.0 million (the “Original Fine”) upon us for violation of the Water Pollution Control Act. After we sought administrative remedies against the Original Fine, the Original Fine was revoked by final judgment of the Supreme Administrative Court on June 8, 2017, and KEPB was ordered to refund the Original Fine to us. On December 27, 2019, KEPB refunded NT$55.1 million (US$1.8 million) to us. On February 10, 2020, KEPB re-imposed an administrative fine of NT$47.0 million (US$1.6 million) (the “New Fine”) upon us and offset the New Fine by the remaining amount which shall be refunded to us. On March 12, 2020, we filed an administrative appeal to the Kaohsiung City Government to revoke the New Fine. As of the date of this annual report, there is no additional payment outstanding for the New Fine.

In connection with the same alleged violations at our K7 plant, in October 2014, the Kaohsiung District Court ruled that we were in violation of the R.O.C. Waste Disposal Act and imposed upon us a criminal penalty of NT$3.0 million. In November 2014, we filed an appeal with the Taiwan High Court Kaohsiung District Branch against the Kaohsiung District Court’s ruling. On September 29, 2015, the Taiwan High Court Kaohsiung District Branch overturned the decision made by Kaohsiung District Court and found us to be not guilty. The criminal penalty that the Kaohsiung District Court imposed on us was thereby revoked. The Taiwan High Court Kaohsiung District Branch’s verdict was final and not appealable. For additional details of these administrative actions and judicial proceedings related to our K7 Plant, see “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” Defending against any of the pending or future actions will likely be costly and time-consuming and could significantly divert our management team’s efforts and resources.

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

Waste Disposal Discharge

There were five employees and a waste disposal supplier of a subsidiary in China accused by China People’s Procuratorate ( the “Procuratorate”) for committing the crime of environmental pollution in 2018. During the trial, the Procuratorate claimed that the subsidiary should also be charged with corporate crime which caused the subsidiary received a change and addition indictment in October 2019. As of the date that the consolidated financial statements were authorized for issue, the trial proceeding is pending Procuratorate’s judgments and, therefore, the final results could not be reliably measured.

Climate Change Management

To strengthen our focus on low-carbon development in response to climate change, we have established the Corporate Sustainability Committee (the “CSC”) as the highest level of management for sustainability management. The CSC is chaired by our chief operating officer and comprises of senior management executives, including six directors. The CSC is responsible for supervising corporate-wide sustainability affairs and reports directly to the board of directors. The CSC is driven by five sustainability taskforces, among which, the environmental and green innovation taskforce monitors climate change and water-related issues.

We are committed to reducing the emission of greenhouse gases from our business operations. We aim to address and integrate climate change into our business strategies by (i) establishing an overall carbon management system to implement low-carbon strategies and policies in accordance with our three guiding principles of energy saving, green energy and energy storage; (ii) investing in renewable energy; (iii) innovating and promoting low-carbon products and services; (iv) identifying our vulnerabilities to climate change and developing adaptation strategies; and (v) cultivating a “green” corporate culture and becoming a leading provider of low-carbon solutions.

We believe that there are opportunities associated with climate change related risks and have implemented the following strategies to evaluate the risks and identify the opportunities:

•	Management procedures. Since 2013, we have been using an ERM system to manage climate change-related risks. Consequently, potential risks induced by climate change are identified and assessed at a global scale. We have established monitoring and control mechanisms to reduce the adverse impacts of climate change on our business operation. The identified risks are managed by a variety of departments or risk functions across all parts of our organization.

•	Identification processes for risks and opportunities. The identification process for risks and opportunities is carried out both at the company and asset level. Our risk management programs are regularly updated and implemented in our manufacturing sites as well as all group-level functional departments and assets. Risk identification, assessment and response are three important steps in the ERM cycle. Risks and events that might have an influence on our business objectives are identified and evaluated to decide on appropriate responses.

•	Prioritize the risks and opportunities identified. In accordance with a matrix analysis, the priority of climate change risks and opportunities are determined by the following criteria: time frame, likelihood, control effectiveness and magnitude of impact on our sustainable operation. A comprehensive methodology is designed to evaluate the cost of implementation, effectiveness (degree to which a response will reduce impact), feasibility (difficulty) and time needed for implementation. Furthermore, at least three climate scenario models are adopted to simulate the potential impact. Each facility will set its climate change scenario analytical framework to simulate various parameter changes to assess potential areas of impact. Through implementing preventative mechanisms, early warning and an emergency response system, we believe that we will be able to effectively address climate change risks.

Transition to low-carbon economy

We are committed to establishing leadership in providing low carbon, sustainable solutions through a climate-friendly and cost effective approach. We actively monitor the financial implications of the risks and opportunities brought about by climate change as well as the implementation results of our climate change management.

We also explore potential pathways with environmental specialists to achieve carbon reduction targets and establish response systems to adapt to climate change. We are dedicated to providing high efficiency products as well as investing in the research and development of eco-friendly design. Starting from the product design stage, we actively incorporate environmentally friendly materials into production processes. We have also maintained a multi-site certification for ISO 14001 and ISO 50001, which regularly examines the effectiveness of our environment and energy management systems

We believe proactively engaging in supplier development is key to the sustainable development of our supply chain. We provide trainings, workshops, seminars and face-to-face consultation to reinforce our suppliers' capabilities to address sustainability issues and enhance their awareness of best practices for sustainability. In 2015, we joined the Responsible Business Alliance (RBA, previously known as the Electronic Industry Citizens Coalition) and every year, all of ASE’s facilities complete the RBA’s Self-Assessment Questionnaire to identify the labor, environmental, and ethical risks in their respective operations. For internal management, we have adopted the guidelines set out by the United Nations Framework Convention on Climate Change and encourage all our sites to submit their own self-initiated goals that are set according to their respective operation scale and capabilities.

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

ORGANIZATIONAL STRUCTURE

The following chart illustrates our corporate structure, including our principal manufacturing subsidiaries as of January 31, 2020. The following chart does not include wholly owned intermediate holding companies, internal trading companies and those companies without active operations and under construction.

Our Consolidated Subsidiaries

ASE Group

ASE Inc.

ASE Inc., which was established on March 23, 1984, is our wholly owned subsidiary. It is incorporated in Taiwan and is dedicated to providing packaging and testing services, wafer sort testing, final testing service, substrate design and manufacturing.

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

ASE Singapore Pte. Ltd.

ASE Singapore Pte. Ltd., our wholly owned subsidiary, is incorporated in Singapore and provides packaging and testing services. We acquired ASE Singapore Pte. Ltd., which was wholly owned by ISE Labs, through our acquisition of ISE Labs in 1999. In January 2011, ASE Singapore II Pte. Ltd. (formerly, EEMS Test Singapore) merged into ASE Singapore Pte. Ltd. after we acquired ASE Singapore II Pte. Ltd. in August 2010.

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

ASESH AT

We acquired 100.0% equity interest in GAPT, now known as ASESH AT, in January 2007 for a purchase price of US$60.0 million. ASESH AT is a P.R.C. company based in Shanghai, China that provides packaging and testing services for a wide range of semiconductors.

ASEN

In September 2007, we acquired 60.0% equity interest in ASEN, formerly known as NXP Semiconductors Suzhou Ltd., from NXP Semiconductors for a purchase price of US$21.6 million. In March 2018, we acquired the remaining 40.0% equity interest in ASEN for a purchase price of US$127.1 million. In August 2018, we sold 30.0% equity interest in ASEN to Beijing Unis Capital Management Co., Ltd. at US$95.3 million. In November 2019, we repurchased 30.0% equity interest from Beijing Unis Capital Management Co., Ltd. at US$97.7 million. We held 100.0% equity interest in ASEN, which is based in Suzhou, China and is engaged in semiconductor packaging and testing.

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

ISE Shanghai

ISE Shanghai was established in 2018 and began operating in 2019. ISE Shanghai is based in Shanghai, China and is engaged in semiconductor testing.

SPIL Group

SPIL is a provider of semiconductor packaging and testing services. SPIL offers a full range of packaging and testing solutions, including advanced packages, substrate packages and leadframe packages, as well as testing for logic and mixed signal devices. SPIL also provides turnkey services, from packaging and testing to shipment service. The principal operating subsidiaries under SPIL Group are Siliconware Precision Industries Co., Ltd., SZ and SF.

SPIL and ASE entered into a Joint Share Exchange Agreement on June 30, 2016, pursuant to which ASE established ASEH through a statutory exchange and ASEH acquired all issued and outstanding shares of both ASE and SPIL. For details about the Joint Share Exchange Agreement, see “Item 10. Additional information—Material Contract.”

The Share Exchange consummated on April 30, 2018, and SPIL’s shares concurrently delisted from TWSE and NASDAQ on April 30, 2018. On April 30, 2018, ASE and SPIL became privately held wholly owned subsidiaries of ASEH. For details about the SPIL Acquisition, see “Item 4. Information on the Company— SPIL Acquisition.”

USI Group

USI Group engages primarily in EMS in relation to computers and storage, consumer electronics, communications, industrial and automotive, among other services and businesses.

As of January 31, 2020, we held 75.3% interest in USI Shanghai through our subsidiaries USI Inc. and ASE Shanghai and held 74.5% interest in Universal Scientific Industrial and 100.0% interest in USI Inc. See “Item 4. Information on the Company—Information on the Company—History and Development of the Company— USI Group and USI Group Restructuring” for more information.

PROPERTY, PLANTS AND EQUIPMENT

We operate a number of packaging, testing and electronic manufacturing facilities in Asia, the United States and Europe. Our facilities provide varying types or levels of services with respect to different end-product focus, customers, technologies and geographic locations. With our diverse facilities we are able to tailor our packaging, testing and electronic manufacturing solutions closely to our customers’ needs. The following table sets forth the location, commencement of operation, primary use, approximate floor space and ownership of our principal facilities as of January 31, 2020.

Facility	Location	Commencement of Operation	Primary Use	Approximate Floor Space (in sq. ft.)	Owned or Leased

ASE Inc.	Kaohsiung, R.O.C.	March 1984	Our primary packaging facility, which offers complete semiconductor manufacturing solutions in conjunction with ASE Test Taiwan and foundries located in Taiwan. Focuses primarily on packaging services such as flip chip, wafer bumping and fine-pitch wire bonding.	7,337,000	Land: leased Buildings: owned and leased

	Chung Li, R.O.C.	Acquired in July 1999	An integrated packaging and testing facility that specializes in semiconductors for communications and consumer applications.	4,162,000	Land and buildings: owned

ASE Test Taiwan	Kaohsiung, R.O.C.	Acquired in April 1990	Our primary testing facilities, which offer complete semiconductor manufacturing solutions in conjunction with ASE Inc.’s facility in Kaohsiung and foundries located in Taiwan. Focuses primarily on advanced logic/mixed-signal/RF/3D IC testing for integrated device manufacturers, fabless design companies and system companies.	1,048,000	Land: leased Buildings: owned and leased

Facility	Location	Commencement of Operation	Primary Use	Approximate Floor Space (in sq. ft.)	Owned or Leased

ASE Malaysia	Penang, Malaysia	February 1991	An integrated packaging and testing facility that focuses primarily on the requirements of integrated device manufacturers.	1,102,000	Land: leased Buildings: owned

ASE Korea	Paju, Korea	Acquired in July 1999	An integrated packaging and testing facility that specializes in semiconductors for radio frequency, sensor and automotive applications.	1,294,000	Land and buildings: owned

ISE Labs	California, U.S.	Acquired in May 1999	Front-end engineering and final testing facilities located in Northern California in close proximity to some of the world’s largest fabless design companies.	80,000	Land and buildings: owned

ASE Singapore	Singapore	Acquired in May 1999	An integrated packaging and testing facility that specializes in semiconductors for communication, computers and consumer applications.	282,000	Land: leased Buildings: owned and leased

ASE Shanghai	Shanghai, China	June 2004	Design and production of semiconductor packaging materials.	1,739,000	Land: leased Buildings: owned

ASE Japan	Takahata, Japan	Acquired in May 2004	An integrated packaging and testing facility that specializes in semiconductors for cellular phone, household appliance and automotive applications.	108,000	Land and buildings: leased

Facility	Location	Commencement of Operation	Primary Use	Approximate Floor Space (in sq. ft.)	Owned or Leased

ASE Electronics	Kaohsiung, R.O.C.	August 2006	Facilities for the design and production of interconnect materials such as substrates used in the packaging of semiconductors.	566,000	Land: leased Buildings: owned

ASESH AT	Shanghai, China	Acquired in January 2007	An integrated packaging and testing facility that specializes in semiconductors for communications and consumer applications.	1,925,000	Land: leased Buildings: owned

ASEN	Suzhou, China	Acquired in September 2007	An integrated packaging and testing facility that specializes in communication applications.	874,000	Land: leased Buildings: owned

ASEWH	Shandong, China	Acquired in May 2008	An integrated packaging and testing facility that specializes in semiconductors for communications, computing and consumer applications.	828,000	Land: leased Buildings: owned

ASEKS	Kunshan, China	July 2010	An integrated packaging and testing facility that specializes in semiconductors for communications and consumer applications.	2,089,000	Land: leased Buildings: owned

Wuxi Tongzhi	Wuxi, China	Acquired in May 2013	An integrated packaging and testing facility that specializes in semiconductors for MP3, vehicle, household appliance and communications applications.	78,000	Land and buildings: leased

Facility	Location	Commencement of Operation	Primary Use	Approximate Floor Space (in sq. ft.)	Owned or Leased

ISE Shanghai	Shanghai, China	October 2018	Testing facility for semiconductors.	3,000	Land and buildings: leased

Universal Scientific Industrial	Nantou, R.O.C.	Acquired in February 2010	Manufacture and marketing of electronic components, accessories and related products.	229,000	Land: owned Buildings: owned and leased

USI Mexico	Guadalajara, Mexico	Acquired in February 2010	Manufacturing site, which offers motherboard manufacture and system assembly.	384,000	Land and buildings: owned

USISZ	Shenzhen, China	Acquired in February 2010	Manufacturing site for design, manufacture and marketing of motherboards, electronic components, accessories and related products in China.	683,000	Land: leased Buildings: owned

USI Shanghai	Shanghai, China	Acquired in February 2010	Manufacturing site for design, manufacture and marketing of motherboards, electronic components, accessories and related products in China.	1,600,000	Land: leased Buildings: owned and leased

UGKS	Kunshan, China	August 2011	Manufacturing site for design, manufacture and marketing of motherboards, electronic components, accessories and related products in China.	1,105,000	Land and buildings: leased

UGTW	Nantou, R.O.C.	February 2010	Design, manufacture and marketing of electronic components, accessories and related products, and related research and development services.	956,000	Land: owned Buildings: owned and leased

Facility	Location	Commencement of Operation	Primary Use	Approximate Floor Space (in sq. ft.)	Owned or Leased

UGJQ	Shanghai, China	Established in September 2013	Design, manufacture and marketing of motherboards, electronic components, accessories and related products in China.	998,000	Land and buildings: leased

UGPL	Wroclaw-Kobierzyce, Poland	Acquired in October 2019	Design, manufacture miniaturization, material sourcing, logistics operations, and provide after sales services of electronic devices and modules.	363,000	Land and buildings: owned

Siliconware Precision Industries Co., Ltd.	Taichung, R.O.C.	Acquired in April 2018	Packaging facility, which offers semiconductor packaging and testing turnkey services. This facility focuses primarily on packaging services, such as flip chip, wafer bumping and wire bonding.	5,926,000	Land: owned and leased Buildings: owned

	Changhua, R.O.C.	Acquired in April 2018	Packaging facility, which focuses primarily on services such as SiP, flip chip, wafer bumping and wire bonding.	1,440,000	Land and buildings: owned

	Hsinchu, R.O.C.	Acquired in April 2018	Testing facility, which offers semiconductor testing services on wafer sorting and final testing. This facility focuses primarily on the requirement of wireless communication and consumer applications.	1,169,000	Land: leased Buildings: owned

Facility	Location	Commencement of Operation	Primary Use	Approximate Floor Space (in sq. ft.)	Owned or Leased

SZ	Suzhou, China	Acquired in April 2018	An integrated packaging and testing facility. This facility focuses primarily on packaging services, such as flip chip, wafer bumping and wire bonding.	1,447,000	Land: leased Buildings: owned

SF	Fujian, China	Acquired in April 2018	An integrated packaging and testing facility. This facility focuses primarily on packaging services, such as flip chip, wafer bumping and wire bonding.	1,072,000	Land: leased Buildings: owned

We have leased land in the Kaohsiung Nantze Export Processing Zone from the Export Processing Zone Administration (the “EPZA”) with different lease terms for several years that will expire in January 2049. We have leased land from the Central Taiwan Science Park Administration in Taichung with 20-year terms that will expire in November 2038. We have leased land from Hsinchu Science Park Administrations in Hsinchu with 14-year to 40-year terms that will expire in December 2034. No sublease or lending of the land is allowed. The EPZA, the Central Taiwan Science Park Administration and the Hsinchu Science Park Administrations have the right to adjust the rental price in the event the government revalues the land. The leases are typically renewable with one-month to three-month notice prior to the termination date.

ASE Inc. Kaohsiung Facility

ASE Inc. Kaohsiung Facility is our operation headquarters and houses our industry-leading R&D center, which is dedicated to providing world-class assembly, wafer bumping and test services and also offers full turnkey services, including substrate design and manufacturing capabilities.

For administrative actions and judicial proceedings related to our ASE Inc. Kaohsiung Facility K7 Plant, see “—Environmental Matters” and “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.”

We currently do not have plans for significant expansion, but will reevaluate our need for future expansion based on market condition and future demand requirements to meet our expected future growth. For information on the aggregate capacity of our facilities we operate, see “—Business Overview—Equipment.”

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

OPERATING RESULTS AND TREND INFORMATION

The following discussion of our business, financial condition and results of operations should be read in conjunction with our consolidated financial statements, which are included elsewhere in this annual report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of any number of factors, such as those set forth under “Item 3. Key Information—Risk Factors” and elsewhere in this annual report. See “Special Note Regarding Forward-Looking Statements.” Please refer to our Form 20-F dated April 26, 2019 (File No. 001-16125) for our discussion of financial information and operating results for 2018.

Overview

The following sections discuss our business, financial condition and results of operations. Our financial information for 2018 comprises operating results of: (a) ASE Technology Holding Co., Ltd. and SPIL for the period from April 30, 2018 through December 31, 2018; and (b) ASE, the predecessor entity of ASEH, for the 12 months ended December 31, 2018. Our financial information for 2019 reflects combined operations following the completion of SPIL Acquisition.

We offer a broad range of semiconductor packaging and testing services and we also offer EMS through USI Group since 2010. In addition to offering each service separately, we also offer turnkey services, which include integrated packaging, testing and direct shipment of semiconductors to end users designated by our customers and solution-based proactive original design manufacturing, for our customers. In addition, we have been generating revenues from our real estate business since 2010 and from the manufacturing of integrated circuits since 2019. Our operating revenues increased from NT$371,092.4 million in 2018 to NT$413,182.2 million (US$13,814.2 million) in 2019.

Discussed below are several factors that have had a significant influence on our financial results in recent years.

Pricing and Revenue Mix

We price our services taking into account the actual costs involved in providing these services, with reference to prevailing market prices. The majority of our prices and revenues is denominated in U.S. dollars. Any significant fluctuation in exchange rates, especially between NT dollars and U.S. dollars, will affect our costs and, in turn, our revenues.

In the case of semiconductor packaging, the cost of the silicon die, typically the most costly component of the packaged semiconductor, is usually not reflected in our costs (or revenues) since it is generally supplied by our customers on a consignment basis.

The semiconductor industry is characterized by a general trend toward declining prices for products and services of a given technology over time. In addition, during periods of intense competition and adverse conditions in the semiconductor industry, the pace of this decline may be more rapid than in other years. The average selling prices of our packaging and testing services have experienced sharp declines during such periods as a result of intense price competition from other market participants that attempt to maintain high-capacity utilization levels in the face of reduced demand.

Declines in average selling prices have been partially offset historically by changes in our revenue mix, and typically the selling price is largely dependable on the complexity of the services. In particular, revenues derived from more advanced package types, such as flip chip BGA, higher-density packages with finer lead-to-lead spacing, or pitch, and testing of more complex, high-performance semiconductors have increased as a percentage of total revenues. We intend to continue to focus on package types such as bumping, flip chip BGA and SiP, developing and offering new technologies in packaging and testing services and expanding our capacity to achieve economies of scale, as well as improving production efficiencies for older technologies, in order to mitigate the effects of declining average selling prices on our profitability.

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

In 2018 and 2019, our depreciation, amortization and rental expenses included in operating costs as a percentage of operating revenues was 10.9% and 11.2%, respectively. The increase in depreciation, amortization and rental expenses as a percentage of operating revenues in 2019 compared to 2018 was primarily a result of an increase in capital expenditures in 2019. We begin depreciating our equipment when the machinery is placed into service. There may sometimes be a time lag between when our equipment is available for use and when it achieves high levels of utilization. In periods of depressed industry conditions, such as the fourth quarter of 2008, we experienced lower than expected demand from customers, resulting in an increase in depreciation relative to operating revenues. In particular, the capacity utilization rates for our testing equipment are more severely affected during an industry downturn as a result of a decrease in outsourcing demand from integrated device manufacturers, which typically maintain larger in-house testing capacity than in-house packaging capacity.

In addition to purchasing testers, we also lease a portion of our testers, which we believe allows us to better manage our capacity utilization rates and cash flow. Since leased testers can be replaced with more advanced testers upon the expiration of the lease, we believe that these leases have enabled us to improve our capacity utilization rates by allowing us to better align our capacity with changes in equipment technology and the needs of our customers. For more information about our testers, including the number of testers under lease, see “Item 4. Information on the Company—Business Overview—Equipment—Testing.”

Raw Material Costs

Substantially all of our raw material costs are accounted for by packaging, the production of interconnect materials and EMS. In particular, our EMS require more significant quantities of raw materials than our packaging and production of interconnect materials. In 2019, raw material costs accounted for 81.3% of our operating revenues from EMS, and our revenues generated from EMS contributed to 40.1% of our operating revenues. In 2018 and 2019, raw material cost as a percentage of our operating revenues was 49.1% and 49.3%, respectively.

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

Recent Accounting Pronouncements

Adopted Standards for Current Period

In the current year, we have applied the following new, revised or amended standards and interpretations that have been issued and effective: Amendments to IFRSs Annual Improvements to IFRSs 2015-2017 Cycle, Amendments to IFRS 9 Prepayment Features with Negative Compensation, IFRS 16 Leases, Amendments to IAS 19 Plan Amendment, Curtailment or Settlement, Amendments to IAS 28 Long-term Interests in Associate and Joint Venture, and IFRIC 23 Uncertainty over Income Tax Treatments. Except for the following, the initial application of the aforementioned new, revised or amended standards and interpretations did not have effect on our accounting policies. Please refer to note 3 to our consolidated financial statements included in this annual report for more information.

IFRS 16 “Leases”

IFRS 16 provides a comprehensive model for the identification of lease arrangements and their treatment in the financial statements of both lessee and lessor. It supersedes IAS 17 “Leases,” IFRIC 4 “Determining whether an Arrangement contains a Lease,” and a number of related interpretations. Please refer to note 4 to our consolidated financial statements included in this annual report for information relating to the relevant accounting policies.

Definition of a lease

We elect to apply the guidance of IFRS 16 in determining whether contracts are, or contain, a lease only to contracts entered into (or changed) on or after January 1, 2019. Contracts identified as containing a lease under IAS 17 and IFRIC 4 are not reassessed and are accounted for in accordance with the transitional provisions under IFRS 16.

As a lessee

We recognize right-of-use assets or investment properties if the right-of-use assets meet the definition of investment properties, and lease liabilities for all leases on the consolidated balance sheets except for those whose payments under low-value asset and short-term leases are recognized as expenses on a straight-line basis. On the consolidated statements of comprehensive income, we present the depreciation expense charged on right-of-use assets separately from the interest expense accrued on lease liabilities; interest is computed using the effective interest method. On the consolidated statements of cash flows, cash payments for the principal portion of lease liabilities are classified within financing activities; cash payments for the interest portion are classified within operating activities.

Prior to the application of IFRS 16, payments under operating lease contracts, including property interest qualified as investment properties, were recognized as expenses on a straight-line basis. Prepaid lease payments for land use rights were recognized as long-term prepayments for lease. Cash flows for operating leases were classified within operating activities on the consolidated statements of cash flows. Leased assets and finance lease payables were recognized on the consolidated balance sheets for contracts classified as finance leases.

We elect to apply IFRS 16 retrospectively with the cumulative effect of the initial application of this standard recognized in retained earnings on January 1, 2019. Comparative information is not restated.

Lease liabilities were recognized on January 1, 2019 for leases previously classified as operating leases under IAS 17. Lease liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate on January 1, 2019. Right-of-use assets are measured at an amount equal to the lease liabilities, adjusted by the amount of any prepaid or accrued lease payments. We apply IAS 36 to all right-of-use assets.

We also apply the following practical expedients:

a) We account for those leases for which the lease term ends on or before December 31, 2019 as short-term leases.

b) We exclude initial direct costs from the measurement of right-of-use assets on January 1, 2019.

c)  We use hindsight, such as in determining lease terms, to measure lease liabilities.

For leases previously classified as finance leases under IAS 17, the carrying amounts of right-of-use assets and lease liabilities on January 1, 2019 are determined as at the carrying amounts of the respective leased assets and finance lease payables on December 31, 2018.

The weighted average lessee’s incremental borrowing rate applied to lease liabilities recognized on January 1, 2019 is 1.35%.

As a lessor

As a lessor, the application of IFRS 16 starting from January 1, 2019 did not have a material impact on our accounting treatments.

Amendments to IAS 19 “Plan Amendment, Curtailment or Settlement”

The amendments stipulate that, if a plan amendment, curtailment or settlement occurs, the current service cost and the net interest for the remainder of the annual reporting period are determined using the actuarial assumptions used for the remeasurement of the net defined benefit liabilities (assets). In addition, the amendments clarify the effect of a plan amendment, curtailment or settlement on the requirements regarding the asset ceiling. We applied the above amendments prospectively.

Standards Not Yet Adopted

Among the new, revised or amended standards and interpretations that have been issued but are not yet effective, except for the Amendments to IAS 1 “Classification of Liabilities as Current or Non-current,” we continue in evaluating the impact on our financial position and financial performance as a result of the initial application of the new, revised or amended standards and interpretations: Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and Its Associate or Joint Venture, Amendments to IFRS 3 Definition of a Business, Amendments to IFRS 9, IAS 39 and IFRS 7 Interest Rate Benchmark Reform, Amendments to IAS 1 and IAS 8 Definition of Material, Conceptual Framework Amendments to References to the Conceptual Framework in IFRS Standards and Amendments to IAS 1 Classification of Liabilities as Current or Non-current. The related impact will be disclosed when we complete the evaluation.

Amendments to IAS 1 “Classification of Liabilities as Current or Non-current”

The amendments clarify that for a liability to be classified as non-current, we shall assess whether it has the right at the end of the reporting period to defer settlement of the liability for at least 12 months after the reporting period. If such rights are in existence at the end of the reporting period, the liability is classified as non-current regardless of whether we will exercise that right. The amendments also clarify that, if the right to defer settlement is subject to compliance with specified conditions, we must comply with those conditions at the end of the reporting period even if the lender does not test compliance until a later date.

The amendments stipulate that, for the purpose of liability classification, the aforementioned settlement refers to a transfer of cash, other economic resources or our own equity instruments to the counterparty that results in the extinguishment of the liability. However, if the terms of a liability that could, at the option of the counterparty, result in its settlement by a transfer of our own equity instruments, and if such option is recognized separately as equity in accordance with IAS 32: Financial Instruments: Presentation, the aforementioned terms would not affect the classification of the liability.

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

Revenue Recognition

Before 2018

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

Starting from 2018

We identify contracts with customers, allocate transaction prices to performance obligations, and when performance obligations are satisfied, recognize revenues at fixed amounts as agreed in the contracts with taking estimated volume discounts into consideration.

For contracts where the period between the date on which we transfer a promised good or service to a customer and the date on which the customer pays for that good or service is one year or less, we do not adjust the promised amount of consideration for the effects of a significant financing component. Our duration of contracts with customers is expected to be one year or less, and the consideration from contracts with customers is included in transaction price and, therefore, can apply the practical expedient not to disclose the performance obligations, including (i) the aggregate amount of the transaction price allocated to the performance obligations that are not fully satisfied or have partially completed at the end of the reporting period, and (ii) the expected timing for recognition of revenue. Our operating revenues include revenues from sale of goods and services as well as sale and leasing of real estate properties. When customers control goods while they are manufactured in progress, we measure the progress on the basis of costs incurred relative to the total expected costs as there is a direct relationship between the costs incurred and the progress of satisfying the performance obligations. Revenue and contract assets are recognized during manufacture and contract assets are reclassified to trade receivables when the manufacture is completed or when the goods are shipped upon customer’s request. The adoption of IFRS 15 did not result in any material changes in our daily accounting tasks, our internal controls and our commercial terms with customers. We continue to deliver goods or render services and invoice to customers based on the same commercial terms as we did before the adoption of IFRS 15. The adoption of IFRS 15 did not create a material impact on our financial condition and results of operations because packaging services and testing services generally have a short production cycle and the inventory levels of work in process and finished goods are not significant to our consolidated financial statements due to industry characteristics.

For the revenues from EMS and sale of substrates, we recognize revenues and trade receivables when the goods are shipped or the goods are delivered to the customers’ specific locations because it is the time when customers have full discretion over the manner of distribution and price to sell the goods, have the primary responsibility for sales to future customers, and bear the risks of obsolescence.

The revenues from sale of real estate properties are recognized when customers purchase real estate properties and complete the transfer procedures. The revenues from leasing real estate properties are recognized during leasing periods on a straight-line basis.

Impairment of Tangible and Intangible Assets Other Than Goodwill. At each balance sheet date, we review the carrying amounts of the tangible and intangible assets, excluding goodwill, to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. Recoverable amount is the higher of fair value less cost of disposal and value in use. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. The process of evaluating the potential impairment of tangible and intangible assets other than goodwill requires significant judgment. We are required to make subjective judgments in determining the independent cash flows, useful lives, expected future revenue and expenses related to a specific asset group, taking its usage patterns and the nature of the semiconductor industry into consideration. Any changes in our estimates caused by changing economic conditions or business strategies could result in significant impairment charges in future periods.

In 2017, 2018 and 2019, we recognized impairment losses of NT$289.6 million, NT$133.1 million and NT$201.0 million (US$6.7 million), respectively, on property, plant and equipment. See note 15 to our consolidated financial statements included in this annual report.

Business Combinations and Acquisition of Associate and Subsidiary. When we acquire businesses, goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the fair value of the identifiable assets and liabilities at the acquisition date. The allocation of the purchase price requires management to make significant estimates in determining the fair values of assets and liabilities at the acquisition date, especially with respect to intangible assets. These estimates are based on historical experience, information obtained from the management of the acquired companies and independent external service providers’ reports. These estimates can include, but are not limited to, the cash flows that an asset is expected to generate in the future, the appropriate weighted-average cost of capital, and the synergistic benefits expected to be derived from the acquired business. These estimates are inherently uncertain and unpredictable. In addition, unanticipated events and circumstances may occur, which may affect the accuracy or validity of such estimates.

For the associate accounted for using the equity method, goodwill is included within the carrying amount of the investment as the excess of cost of investments over the fair value share acquired at the respective investment dates. It involves critical accounting judgment and estimates when determining aforementioned fair values. We have engaged an independent external appraiser to assist us in identifying and evaluating the associate’s identifiable tangible assets, intangible assets and liabilities. The scope of such evaluation includes assumptions as current replacement cost of tangible assets, the categories of intangible assets and their expected economic benefits, growth rates for operating revenue and discount rates used in cash flow analysis. The amounts of differences between fair value of identified tangible and intangible assets and the carrying amount at each respective investment dates are depreciated or amortized over their remaining useful lives or expected future economic benefit lives and recognized immediately in profit or loss.

For example, we acquired shareholdings of a subsidiary and its associates in 2016 and identified the differences between the cost of the investment and our share of the net fair value of a subsidiary and its associates’ identifiable assets and liabilities in 2017. We retrospectively adjusted the comparative financial statement for the year ended December 31, 2016.

For the acquisition of a subsidiary, we identify the difference between investment cost and our share of net fair value of the subsidiary’s identifiable assets and liabilities after the acquisition of a subsidiary. It involves critical judgments and estimations when determining aforementioned net fair values. The management engaged independent external appraiser to assist them in identifying and evaluating the subsidiary’s identifiable tangible assets, intangible assets and liabilities. The scope of such evaluation includes the type of intangible assets that may be identified and the related estimated cash flow or relief cost expenses.

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

As a result of the SPIL Acquisition, we identified the difference between investment cost and our share of net fair value of SPIL’s identifiable assets and liabilities, which caused the increase in the total of NT$5,918.2 million (US$197.8 million), of which an increase of NT$4,797.3 million (US$160.4 million) to depreciation and amortization in operating costs NT$1,012.7 million (US$33.8 million) to amortization in operating expenses and NT$108.2 million (US$3.6 million) to other operating income and expenses, net in 2019.

Goodwill. We did not monitor goodwill for internal management purpose but for financial reporting purpose only. Therefore, goodwill is allocated to the following cash-generating units for evaluation of impairment: packaging segment, testing segment, EMS segment and other segment. We perform evaluation of goodwill for impairment annually, or whenever there is an event that occurs or circumstances change that would indicated that the segment may be impaired. Determining whether goodwill is impaired requires an estimation of the recoverable amounts of the cash-generating units to which goodwill has been allocated. Recoverable amounts are assessed by value in use, which requires management to estimate the future cash flows expected to arise from cash-generating units and suitable discount rates in order to calculate its present value. When the actual future cash flows are less than expected, a material impairment loss may arise. In conducting the future cash flow valuation, we make assumptions about future operating cash flows, the discount rate used to determine present value of future cash flows, and capital expenditures. Future operating cash flows assumptions include sales growth assumptions, which are based on our historical trends and industry trends, and gross margin and operating expenses growth assumptions, which are based on the historical relationship of those measures compared to sales and certain cost-cutting initiatives. An impairment charge is incurred to the extent the carrying amount exceeds the recoverable amount. As of December 31, 2018 and 2019, we had goodwill of NT$49,974.4 million and NT$50,198.4 million (US$1,678.3 million), respectively. Our conclusion could, however, change in the future if actual results differ from our estimates and judgments are made under different assumptions and conditions. See note 18 to our consolidated financial statements included in this annual report.

Valuation of Investments. We hold investments in the shareholdings of public and nonpublic entities. We evaluate these investments periodically for impairment based on market prices, if available, the financial condition of the investees and economic conditions in the industry and estimate of future cash inflows from disposal (net of transaction cost). These assessments usually require a significant amount of judgment, as a significant decline in the market price may be a short-term drop and may not be the best indicator of impairment. Whenever triggering events or changes in circumstances indicate that an investment may be impaired and a carrying amount may not be recoverable, we measure the impairment based on the market prices, if available, or using a market approach based on the financial result of the investments and estimate of future cash inflows from disposal (net of transaction cost). Several of the investments held by us are recognized as equity method investments or financial assets. Any significant decline in the estimated future cash flows of the investments or financial assets could affect the value of the investment and indicate that an impairment charge may occur. In 2017, 2018 and 2019, we recognized impairment losses of NT$50.2 million, NT$521.0 million and NT$400.2 million (US$13.4 million), respectively, on our investments. See note 26 to our consolidated financial statements included in this annual report.

Results of Operations

ASEH was formed pursuant to the consummation of the Share Exchange on April 30, 2018. The financial information for 2018 consists of the results of: (a) ASE Technology Holding Co., Ltd. and SPIL for the period from April 30, 2018 through December 31, 2018; and (b) ASE, the predecessor entity of ASEH for the 12 months ended December 31, 2018. The financial information for 2019 reflects combined operations following the completion of SPIL Acquisition.

The following table sets forth, for the periods indicated, financial data from our consolidated statements of comprehensive income, expressed as a percentage of operating revenues.

	Year Ended December 31,
	2017	2018	2019

Operating revenues	100.0%	100.0%	100.0%
Packaging	43.5%	48.1%	48.2%
Testing	9.0%	9.7%	10.3%
EMS	46.1%	40.9%	40.1%
Others	1.4%	1.3%	1.4%
Operating costs	(81.8)%	(83.5)%	(84.4)%
Gross profit	18.2%	16.5%	15.6%
Operating expenses	(9.5)%	(9.3)%	(9.9)%
Other operating income and expenses, net	0.0%	0.1%	(0.1)%
Profit from operations	8.7%	7.3%	5.6%
Non-operating expense, net	2.0%	1.3%	0.0%
Profit before income tax	10.7%	8.6%	5.6%
Income tax expense	(2.3)%	(1.2)%	(1.2)%
Profit for the year	8.4%	7.4%	4.4%
Attributable to
Owners of the Company	7.8%	7.1%	4.1%
Non-controlling interests	0.6%	0.3%	0.3%
	8.4%	7.4%	4.4%
Other comprehensive income, net of income tax	(1.6)%	(0.2)%	(1.0)%
Total comprehensive income for the year	6.8%	7.2%	3.4%
Attributable to
Owners of the Company	6.4%	6.9%	3.2%
Non-controlling interests	0.4%	0.3%	0.2%
	6.8%	7.2%	3.4%

The following table sets forth, for the periods indicated, the gross margins for our packaging, testing services and EMS and our total gross margin. Gross margin is calculated by dividing gross profits by operating revenues.

	Year Ended December 31,
	2017	2018	2019
	(Percentage of operating revenues)

Packaging	22.8%	18.9%	17.4%
Testing	35.6%	34.2%	34.1%
EMS	10.1%	9.4%	8.7%
Overall	18.2%	16.5%	15.6%

The following table sets forth, for the periods indicated, a breakdown of our total operating costs and operating expenses, expressed as a percentage of operating revenues.

	Year Ended December 31,
	2017	2018	2019

Operating costs
Raw materials	49.2%	49.1%	49.3%
Labor	12.4%	12.6%	12.4%
Depreciation, amortization and rental expense	9.5%	10.9%	11.2%
Others	10.7%	10.9%	11.5%
Total operating costs	81.8%	83.5%	84.4%
Operating expenses
Selling	1.1%	1.4%	1.4%
General and administrative	4.3%	3.9%	4.0%
Research and development	4.1%	4.0%	4.5%
Total operating expenses	9.5%	9.3%	9.9%

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Operating Revenues. Operating revenues increased 11.3% to NT$413,182.2 million (US$13,814.2 million) in 2019 from NT$371,092.4 million in 2018, primarily due to the SPIL Acquisition and an increase in revenue from our EMS business. Packaging revenues increased 11.6% to NT$198,916.9 million (US$6,650.5 million) in 2019 from NT$178,308.2 million in 2018, primarily due to an increase in demand of Bumping, Flip Chip, WLP & SiP products. Testing revenues increased 18.8% to NT$42,658.7 million (US$1,426.2 million) in 2019 from NT$35,903.2 million in 2018, primarily due to an increase in sales volume for our testing business. Revenues from our EMS business increased 9.2% to NT$165,789.5 million (US$5,542.9 million) in 2019 from NT$151,890.4 million in 2018, primarily due to an increase in orders for SiP communications products.

Gross Profit. Gross profit increased by 5.1% to NT$64,310.8 million (US$2,150.2 million) in 2019 from NT$61,163.0 million in 2018. Our gross profit as a percentage of operating revenues, or gross margin, was 15.6% in 2019 compared to 16.5% in 2018. The decrease was primarily driven by softer loading in our packaging services and an increase in our EMS business, which had a lower gross margin and partially offset by higher test product mix. Raw material costs in 2019 were NT$203,504.7 million (US$6,803.9 million) compared to NT$182,062.0 million in 2018. As a percentage of operating revenues, raw material costs increased to 49.3% in 2019 from 49.1% in 2018. Labor costs in 2019 were NT$51,179.0 million (US$1,711.1 million) compared to NT$46,656.6 million in 2018. As a percentage of operating revenues, labor cost decreased to 12.4% in 2019 from 12.6% in 2018. Depreciation, amortization and rental expenses were NT$46,218.0 million (US$1,545.2 million) in 2019 compared to NT40,471.8 million in 2018, primarily related to the investment in our capacity and PPA effects. As a percentage of operating revenues, depreciation, amortization and rental expenses increased to 11.2% in 2019 from 10.9% in 2018. Our gross margin for packaging business decreased to 17.4% in 2019 from 18.9% in 2018 and our gross margin for testing business decreased to 34.1% in 2019 from 34.2% in 2018, primarily due to softer loading in our packaging services and PPA effects. The PPA effects included in our gross profit were NT$3,212.7 million and NT$4,797.3 million (US$160.4 million) in 2018 and 2019, respectively. Our gross margin for EMS business decreased to 8.7% in 2019 from 9.4% in 2018, primarily due to an increase in the sale of products with lower gross margins.

Profit from Operations. Profit from operations decreased 13.9% to NT$23,257.8 million (US$777.6 million) in 2019 compared to NT$27,019.3 million in 2018. Our profit from operations as a percentage of operating revenues, or operating margin, decreased to 5.6% in 2019 from 7.3% in 2018, primarily due to an increase in operating expenses which increased 18.2% to NT$40,784.4 million (US$1,363.6 million) in 2019 compared to NT$34,515.3 million in 2018. The increase in operating expenses was primarily due to an increase in general and administrative expense, as well as research and development expense. General and administrative expenses increased 13.8% to NT$16,637.9 million (US$556.3 million) in 2019 from NT$14,618.9 million in 2018, primarily due to an increase in our professional fees incurred in relation to various investment strategies and an increase in salary expenses in connection with the cost related to stock options granted in the fourth quarter of 2018 and recognized in 2019 as well as an increase in the average number of employees and a small impact of the PPA effects. General and administrative expenses as a percentage of our operating revenues was 4.0% in 2019, compared to 3.9% in 2018. The PPA effects included in our general and administrative expenses were NT$8.5 million and NT$12.7 million (US$0.4 million), respectively, in 2018 and 2019. Research and development expenses increased 22.9% to NT$18,395.3 million (US$615.0 million) in 2019, compared to NT$14,962.8 million in 2018, accounting for 4.5% and 4.0% of operating revenues in 2019 and 2018, respectively. This increase in the research and development expense was primarily due to an increase in new advanced research projects costs and salary expenses in relation to stock options that granted in the fourth quarter of 2018 and recognized in 2019 as well as an increase in the average number of employees. Selling expenses increased 16.6% to NT$5,751.2 million (US$192.3 million) in 2019 from NT$4,933.6 million in 2018, primarily due to the PPA effects. The PPA effects included in our selling expenses were NT$666.7 million and NT$1,000.0 million (US$33.4 million), respectively, in 2018 and 2019. Selling expenses as percentages of operating revenues were both 1.4% in 2019 and 2018. We had a net other operating expense of NT$268.6 million (US$9.0 million) in 2019 compared to a net other operating income of NT$371.6 million in 2018. The decrease in net other operating income and expenses was primarily due to loss on damages and claims, which increased by NT$435.4 million (US$14.6 million) and loss on disposal of property, plant and equipment and other assets which increased by NT$149.5 million (US$5.0 million) in 2019 due to the PPA effects.

Non-Operating Income and Expenses. We had a net non-operating income of NT$22.0 million (US$0.7 million) in 2019 compared to a net non-operating income of NT$4,918.4 million in 2018. The decrease of NT$4,896.4 million (US$163.7 million) was primarily due to a gain of NT$7,421.4 million from the remeasurement of investments in SPIL under the equity method in 2018 whereas similar transaction occurred in 2019, but the gain on remeasurement decreased to NT$319.7 million (US$10.7 million) and partially offset by foreign exchange gains, which increased by NT$2,141.3 million (US$71.6 million) in 2019.

Net Profit. Net profit, excluding non-controlling interests, decreased by 34.9% to NT$17,060.6 million (US$570.4 million) in 2019 compared to NT$26,220.7 million in 2018. Our diluted earnings per ADS decreased to NT$7.82 (US$0.26) in 2019 compared to diluted earnings per ADS of NT$12.14 in 2018. Our income tax expenses increased by 11.0% to NT$5,011.2 million (US$167.5 million) in 2019 compared to NT$4,513.4 million in 2018. This increase is primarily due to the reversal of the surtax imposed on unappropriated earnings under the amended Income Tax Law in 2018 and the decrease in the tax-exempt income which mainly comes from the gain on remeasurement of investments in SPIL under the equity method in 2018, which was partially offset by the decrease of profit in 2019.

Year ended December 31, 2018 Compared to Year Ended December 31, 2017

For a detailed description of the comparison of our operating results for the year ended December 31, 2018 to the year ended December 31, 2017, please refer to “Item 5. Operating and Financial Review and Prospects— Operating Results and Trend Information—Results of Operations—Year Ended December 31, 2018 Compared to Year Ended December 31, 2017” of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2019.

Quarterly Operating Revenues, Gross Profit and Gross Margin

ASEH was formed pursuant to the consummation of the Share Exchange on April 30, 2018. ASE is the predecessor entity of ASEH. The financial results for the first quarter of 2018 reflect the operations of ASE prior to the establishment of ASEH. The financial results for second quarter of 2018 reflect the operations of ASE starting from April 1, 2018 and the operations of ASEH starting from April 30, 2018. The financial results including and after the third quarter of 2018 reflect combined operations of the business combination. As a result, the financial results of interim periods may not be comparable.

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

	Quarter Ended
	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,
	2018	2018	2018	2018	2019	2019	2019	2019
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(in millions)
Consolidated Operating Revenues
Packaging	29,368.0	44,318.3	53,472.7	51,149.2	43,857.3	47,602.2	53,804.5	53,652.8
Testing	5,678.6	8,466.9	10,838.4	10,919.3	8,950.8	10,285.0	11,493.2	11,929.7
EMS	28,686.1	30,471.9	41,996.4	50,736.0	34,947.0	31,524.1	50,584.0	48,734.4
Others	1,233.0	1,244.0	1,289.8	1,223.8	1,106.4	1,329.6	1,675.6	1,705.6
Total	64,965.7	84,501.1	107,597.3	114,028.3	88,861.5	90,740.9	117,557.3	116,022.5
Consolidated Gross Profit
Packaging	5,754.4	8,070.5	10,250.3	9,593.8	5,801.6	7,491.3	10,181.5	11,064.6
Testing	1,743.5	2,628.3	3,814.7	4,103.0	2,485.2	3,449.3	4,287.2	4,315.2
EMS	2,689.2	2,859.1	4,141.8	4,588.7	2,904.8	2,850.2	4,462.4	4,274.0
Others	200.9	151.6	174.3	398.9	193.4	178.2	177.2	194.7
Total	10,388.0	13,709.5	18,381.1	18,684.4	11,385.0	13,969.0	19,108.3	19,848.5
Consolidated Gross Profit (%)
Packaging	19.6%	18.2%	19.2%	18.8%	13.2%	15.7%	18.9%	20.6%
Testing	30.7%	31.0%	35.2%	37.6%	27.8%	33.5%	37.3%	36.2%
EMS	9.4%	9.4%	9.9%	9.0%	8.3%	9.0%	8.8%	8.8%
Overall	16.0%	16.2%	17.1%	16.4%	12.8%	15.4%	16.3%	17.1%

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

Taxation

The corporate income tax rate in the R.O.C. decreased from 25% to 17%, effective since January 1, 2010. The R.O.C. Statute for Upgrading Industries, which provided various tax incentives, including investment tax credits, tax exemptions and tax holidays for companies, expired on December 31, 2009. Under this statute, we had been granted tax holidays covering the portion of our income attributable to eligible machinery and equipment that were procured with cash infusions from our shareholders or after the capitalization of retained earnings through the issuance of stock dividends, and tax credits of 7% for the purchase of qualifying manufacturing equipment. We can continue to enjoy the tax holidays that have been granted to us by the R.O.C. tax authority. On April 16, 2010, the Legislative Yuan of R.O.C. passed the Industrial Innovation Act, effective from January 1, 2010 to December 31, 2019. Under the prevailing Industrial Innovation Act, a profit-seeking enterprise may deduct up to (i) 15% of its research and development expenditures from its income tax payable for the fiscal year in which these expenditures are incurred; or (ii) 10% of its research and development expenditures from its income tax payable for the fiscal year in which these expenditures are incurred or the following two years. However, the deduction may not exceed 30% of the income tax payable for that fiscal year. Under the Alternative Minimum Tax Act (the “AMT Act”) which took effect in January 2006 and was amended in August 2012, when the amount of the regular income tax calculated pursuant to the Income Tax Law of the R.O.C. (the “Income Tax Law”) is below the amount of the alternative minimum tax, or the AMT, a taxpayer is required to pay the difference between the AMT and the said regular income tax, which becomes the AMT payable. Taxable income for calculating the AMT includes most sources of income that are exempted from income tax under various legislations such as tax holidays. However, there are grandfathered treatments for the tax holidays approved by the tax authority before the AMT Act took effect. Under the amended AMT Act, the standard deduction for taxable income that applies to business entities decreased from NT$2.0 million to NT$0.5 million and the tax rate that applies to business entities increased from 10% to 12%. The amendment to the AMT Act became effective on January 1, 2013. Under the amendment to the Income Tax Law, which became effective on January 1, 2018, the corporate income tax rate increased from 17% to 20%.

As of December 31, 2019, ASE Inc., ASE Test Taiwan and ASE Electronics had five-year tax holidays on income derived from a portion of their respective operations, which will expire in 2020, 2022 and 2020, respectively. The aggregate tax benefits of such exemptions for the years ended December 31, 2018 and 2019 were NT$1,001.1 million and NT$495.9 million (US$16.6 million), respectively. The effect of such tax exemption on basic earnings per share for the year ended December 31, 2018 and 2019 were NT$0.24 and NT$0.12 (US$0.00), respectively.

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

In addition, we will file a consolidated tax return to take advantage of the tax benefit for corporate income tax starting from 2019 and for unappropriated earnings starting from 2018.

Before December 31, 2018, when we declare a dividend out of those undistributed earnings on which the 10% undistributed earnings tax had been paid, up to 5% of such undistributed earnings tax may be credited against the withholding tax imposed on the dividends paid to foreign shareholders. Under the amended Income Tax Law, which became effective on January 1, 2018, the tax rate on unappropriated earnings is reduced from 10% to 5%. In addition, to encourage profit-seeking enterprises to use their earnings to make substantial investment or upgrade production technology or the quality of products or services, a company uses a certain amount of its undistributed earnings to construct or purchase buildings, software or hardware equipment, or technology for use in production or operation as needed for operation of its business or ancillary business within three years from the year after such earnings are derived, such investment amounts may be deducted from the undistributed earnings in calculation of the current year’s undistributed earnings for assessment of additional profit-seeking enterprise income tax leviable on undistributed earnings from the year 2018 under Article 66-9 of the Income Tax Act. We have deducted the amount of capital expenditure from the unappropriated earnings in 2018 that was reinvested when calculating the tax on unappropriated earnings based on this new amendment. However, we did not deduct such investment amounts from the undistributed earnings in calculation of income tax on unappropriated earnings in 2019.

In 2019, our effective income tax rate increased to 22% from 14% in 2018, primarily due to the decrease in tax-exempt income. In 2018, the tax-exempt income primarily comes from the gain on remeasurement of investments of NT$7,421.4 million in SPIL under the equity method, whereas similar transaction occurred in 2019, but the gain on remeasurement decreased to NT$319.7 million (US$10.7 million). We believe that our future estimated taxable income will be sufficient to utilize our deferred tax assets recorded as of December 31, 2019.

Our non-R.O.C. subsidiaries are subject to taxation in their respective jurisdiction.

Inflation

We do not believe that inflation in Taiwan or elsewhere has had a material impact on our results of operations.

LIQUIDITY AND CAPITAL RESOURCES

We have historically been able to satisfy our working capital needs from our cash flow from operations. We have historically funded our capacity expansion from internally generated cash and, to the extent necessary, the issuance of equity securities and borrowings. If adequate funds are not available on satisfactory terms, we may be forced to curtail our expansion plans. Moreover, our ability to meet our working capital needs from cash flow from operations will be affected by the demand for our packaging services, testing services and EMS, which in turn may be affected by several factors. Many of these factors are outside of our control, such as economic downturns and declines in the prices of our services or products caused by a downturn in the industry. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Our operating results are subject to significant fluctuations, which could adversely affect the market value of your investment.” To the extent we do not generate sufficient cash flow from our operations to meet our cash requirements, we will have to rely on external financing.

Net cash provided by operating activities amounted to NT$72,303.3 million (US$2,417.4 million) in 2019, primarily as a result of (i) our operation performance with profit before income tax of NT$23,279.8 million (US$778.3 million) and (ii) our non-cash depreciation and amortization in the amount of NT$50,466.8 million (US$1,687.3 million). Net cash provided by operating activities amounted to NT$51,074.7 million in 2018, primarily as a result of (i) our operation performance with profit before income tax of NT$31,937.7 million and (ii) our non-cash depreciation and amortization in the amount of NT$42,688.9 million. The increase in net cash provided by operating activities in 2019 compared to 2018 was primarily due to an increase in non-cash items such as depreciation and amortization, decrease on gain on remeasurement of investments in SPIL under the equity method, partially offset by an increase in net gain on foreign currency exchange, and cash inflows from a decrease in trade receivables and inventories, partially offset by cash outflows from a decrease in trade payables.

Net cash used in investing activities amounted to NT$54,579.1 million (US$1,824.8 million) in 2019, primarily due to our acquisition of associates and joint ventures of NT$2,107.8 million (US$70.5 million) and our payment for property, plant and equipment of NT$56,810.2 million (US$1,899.4 million). Net cash used in investing activities amounted to NT$129,542.3 million in 2018, primarily due to our acquisition of subsidiaries of NT$95,241.9 million and our payment for property, plant and equipment of NT$41,386.4 million.

Net cash used in financing activities amounted to NT$6,498.8 million (US$217.3 million) in 2019. This amount comprises of net proceeds from short-term and long-term bank loans and bills payable in the amount of NT$15,740.6 million (US$526.3 million). Net cash inflow was partially offset by a decrease in non-controlling interests in the amount of NT$12,117.3 million (US$405.1 million) primarily due to financing cost from our repurchase of non-controlling interests of ASEN and SZ and the cost from the USI Enterprise Limited repurchase of its outstanding shares, as well as the distribution of cash dividends in the amount of NT$10,623.0 million (US$355.2 million). Net cash provided by financing activities amounted to NT$83,111.4 million in 2018. This amount comprises net proceeds from short-term and long-term bank loans and bills payable in the amount of NT$107,838.8 million. Net cash inflow was partially offset by (i) a decrease in non-controlling interests in the amount of NT$11,820.2 million primarily due to the repurchase of SPIL shares converted from SPIL’s convertible overseas bonds during May 1, 2018 to June 30, 2018 and the financing cost from our acquisition of 40% shareholding of ASEN from NXP B.V.; (ii) our distributed cash dividends to ASEH shareholders in the amount of NT$10,613.6 million; and (iii) our net repayment of bonds payable in the amount of NT$6,185.6 million.

As of December 31, 2019, our primary source of liquidity was NT$60,130.9 million (US$2,010.4 million) of cash and cash equivalents and NT$4,127.6 million (US$138.0 million) of financial assets – current. Our financial assets – current primarily consisted of quoted ordinary shares and forward exchange contracts. As of December 31, 2019, we had total unused credit lines of NT$225,418.4 million (US$7,536.6 million). As of December 31, 2019, we had working capital of NT$47,700.8 million (US$1,594.8 million).

As of December 31, 2019, we had total debts of NT$220,748.7 million (US$7,380.4 million), of which NT$43,334.6 million (US$1,448.8 million) were short-term debts and NT$177,414.1 million (US$5,931.6 million) were long-term debts. In 2019, the maximum amount of our short-term debts was NT$78,659.0 million (US$2,629.9 million) and the average amount of our short-term debts was NT$61,851.8 million (US$2,067.9 million). The fluctuation was primarily because our working capital balance fluctuated during 2019 from time to time. The annual interest rate for borrowings under our short-term bank loans and bills payable ranged from 0.70% to 5.40% as of December 31, 2019. Our short-term bank loans are primarily revolving facilities with a term of one year, each of which may be extended on an annual basis with lender consent. Our long-term debts consist of bank loans, bills payable, bonds payable and lease liabilities. As of December 31, 2019, we had outstanding long-term debts, less current portion, of NT$177,414.1 million (US$5,931.6 million). As of December 31, 2019, the current portion of our long-term debts was NT$5,995.6 million (US$200.4 million). Our long-term bank loans and bills payable typically carried variable annual interest rates which ranged from 0.82% to 6.89% as of December 31, 2019. For the maturity information and interest rates by currencies, see “Item 11—Quantitative and Qualitative Disclosures about Market Risk—Market Risk—Interest Rate Risk.”

We have pledged a portion of our assets, with a carrying value of NT$19,007.7 million (US$635.5 million) as of December 31, 2019, to secure our obligations under our bank borrowings and tariff guarantees of imported raw materials or collateral.

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

In July 2014, Anstock II Limited offered US$300.0 million aggregate principal amount of guaranteed bonds due 2017. The Green Bonds are unconditionally and irrevocably guaranteed by us. The Green Bonds were offered to persons outside of the United States in compliance with Regulation S under the Securities Act. The Green Bonds bear interest from and including July 24, 2014 at the rate of 2.125% per annum. Interest on the Green Bonds is payable semiannually in arrears on January 24 and July 24 of each year beginning on January 24, 2015. The net proceeds from the Green Bonds offering were used to fund projects that promote our transition to low-carbon and climate-resilient growth. The Green Bonds matured and were fully repaid by Anstock II Limited in July 2017.

In October 2014, SPIL offered the fourth unsecured convertible overseas bonds in US$400,000,000. The bonds are zero coupon bonds with a maturity of five years. From May 1, 2018 to June 30, 2018, all outstanding bonds of US$148,000,000 were converted into SPIL ordinary shares. We repurchased these ordinary shares for a consideration of NT$5,217.0 million (NT$51.2 per ordinary share, with undeducted 0.3% securities transaction tax) pursuant to the supplemental indenture.

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

In January 2016, ASE issued NT$7,000.0 million 1.30% unsecured corporate bonds with a five-year term and NT$2,000.0 million 1.50% unsecured corporate bonds with a seven-year term. The bonds bear an annual simple interest and payment by coupon rate from the issue date. The net proceeds from the bonds were used to repay the previous debts.

In January 2017, ASE issued NT$3,700.0 million 1.25% unsecured corporate bonds with a five-year term and NT$4,300.0 million 1.45% unsecured corporate bonds with a seven-year term. The bonds bear an annual simple interest and payment by coupon rate from the issue date. The net proceeds from the bonds were used to repay the previous debts.

In December 2017, AMPI issued its fifth secured domestic convertible bonds in NT$250.0 million with a nil coupon rate and a maturity of 3 years. The net proceeds from the bonds were used to repay the previous debts.

On April 26, 2019, we conducted a bonds offering and issued a NT$6,500.0 million (US$217.3 million) 0.9% unsecured domestic bond with a five-year term and a NT$3,500.0 million (US$117.0 million) 1.03% unsecured domestic bond with a seven-year term. Both bonds bear an annual simple interest and payment by coupon rate from the issue date. The net proceeds from the bonds will be used to repay our bank borrowings.

In October 2019, we conducted a second bonds offering and issued unsecured international corporate bonds in the aggregate amount of US$300.0 million with par value of US$1.0 million. The US$300.0 million unsecured international corporate bonds were bifurcated into two tranches, the first tranche was US$200.0 million at a coupon rate of 2.15% per annum with a term of three-year maturity, and the second tranche was US$100.0 million at a coupon rate of 2.50% per annum with a term of five-year maturity. The proceeds from this bonds offering were used to subscribe for a total of 465,360,000 new shares at NT$20 per share issued through a private placement to support ASE’s investment in green projects.

On March 30, 2020, our board of directors resolved to issue unsecured bonds in the aggregate amount up to NT$10,000.0 million (US$334.3 million) with par value of NT$1.0 million (US$0.03 million) at annual interest rates of not more than 1.0% and with maturity up to 7 years.

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

 On March 30, 2020, our board of directors resolved to issue ordinary shares for cash capital increase in an amount up to NT$3,000.0 million (US$100.3 million) with par value NT$10.0 (US$0.3) per share to repay our previous debts and meet our operational needs.

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

We currently have one syndicated loan agreement outstanding. In April 2018, we entered into a NT$90,000.0 million five-year syndicated credit facility, for which the Bank of Taiwan and Mega International Commercial Bank acted as the agent banks, for the purpose of financing our funding needs for the SPIL Acquisition. This syndicated loan agreement contains undertakings and restrictive covenants relating to the maintenance of certain financial ratios including: (i) current ratio (current assets to current liabilities) of not less than 100.0%; (ii) debt ratio (total liabilities to tangible net worth) of not higher than 180.0% in 2018 and 2019, and not higher than 160.0% after 2020; (iii) interest coverage ratio (EBITDA to interest expense) of not less than 280.0%; and (iv) net worth not less than NT$90,000.0 million. As of December 31, 2019, NT$20,000 million (US$668.7 million) was outstanding under this credit facility and this syndicated loan agreement is guaranteed by ASE in the amount of NT$20,027.6 million (US$669.6 million).

We have in the past failed to comply with certain financial covenants in some of our loan agreements. Such noncompliance may also have, through broadly worded cross-default provisions, resulted in default under some of the agreements governing our other existing debt. As of December 31, 2019, we were not in breach of any of the financial covenants under our existing loan agreements. If we are unable to timely remedy any of our noncompliance under such loan agreements or obtain applicable waivers or amendments, we would breach our financial covenants and our financial condition would be adversely affected. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Restrictive covenants and broad default provisions in our existing debt agreements may materially restrict our operations as well as adversely affect our liquidity, financial condition and results of operations.”

As of December 31, 2019, we have no contingent obligations, which normally consist of guarantees provided by us to our subsidiaries.

We have made, and expect to continue to make, substantial capital expenditures in connection with the expansion of our production capacity. The table below sets forth our principal capital expenditures incurred for the periods indicated.

	Year Ended December 31,
	2017	2018	2019
	NT$	NT$	NT$	US$
	(in millions)

Machinery and equipment	19,432.9	32,575.3	14,365.1	480.3
Building and improvements	4,244.8	6,516.9	48,708.8	1,628.5
Total	23,677.7	39,092.2	63,073.9	2,108.8

We had commitments for capital expenditures of approximately NT$25,119.4 million (US$839.8 million), of which NT$5,145.3 million (US$172.0 million) had been prepaid as of December 31, 2019, primarily in connection with the expansion of our packaging and testing services operations. We estimate that our environmental capital expenditures for 2020 will be approximately US$24.3 million, of which 24.59% will be used in climate change adaptation. We may adjust our capital expenditures based on market conditions, the progress of our expansion plans and cash flow from operations. In addition, due to the rapid changes in technology in the semiconductor industry, we frequently need to invest in new machinery and equipment, which may require us to raise additional capital. We cannot assure you that we will be able to raise additional capital should it become necessary on terms acceptable to us or at all. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—The packaging and testing businesses are capital intensive. If we cannot obtain additional capital when we need it, our growth prospects and future profitability may be adversely affected.”

We believe that our existing cash, marketable securities, expected cash flow from operations and existing credit lines under our loan facilities will be sufficient to meet our capital expenditures, working capital, cash obligations under our existing debt and lease arrangements, and other requirements for at least the next 12 months. We currently hold cash primarily in U.S. dollars, RMB, New Taiwan dollars, Korean Won and Japanese yen. As of December 31, 2019, we had contractual obligations of NT$157,931.1 million (US$5,280.2 million) due in the next three years. We currently expect to meet our payment obligations through the expected cash flow from operations, long-term borrowings and the issuance of additional equity. We will continue to evaluate our capital structure and may decide from time to time to increase or decrease our financial leverage through equity offerings or borrowings. The issuance of additional equity securities may result in additional dilution to our shareholders.

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

We have, from time to time, entered into interest rate swap transactions to hedge our interest rate exposure. In addition, we have, from time to time, entered into forward exchange contracts, swap contracts, cross-currency swap contracts and foreign currency options contracts to hedge our existing assets and liabilities denominated in foreign currencies. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and notes 7, 8 and 35 to our consolidated financial statements included in this annual report.

RESEARCH AND DEVELOPMENT

For 2018 and 2019, our research and development expenditures totaled approximately NT$14,962.8 million and NT$18,395.3 million (US$615.0 million), respectively. These expenditures represented approximately 4.0% and 4.5% of operating revenues in 2018 and 2019, respectively. As of December 31, 2019, we had a research and development team of 10,768 employees. ASEH cultivates and maintains a research and development engineering team that continuously surveys and adapts to the latest trends in technology. Our research and development activities are primarily directed toward optimizing relevant technologies in key components, manufacturing processes and product development. Our research and development objective is to enhance the performance of our products and drive greater business growth. To incentivize innovation and encourage our employees to engage in research and development, we offer cash rewards to employees that contribute significantly to our research efforts.

Packaging

We centralize our research and development efforts in packaging technology in our Kaohsiung and Taichung facilities in Taiwan. After initial phases of development, we conduct pilot runs in one of our facilities before new technologies or processes are implemented commercially at other sites. Facilities with special product expertise, such as ASE Korea, also conduct research and development of these specialized products and technologies at their sites. One of the areas of emphasis for our research and development efforts is improving the efficiency and technology of our packaging processes and these efforts are expected to continue. We are also investing significant research and development efforts into the development and adoption of innovative technology. We work closely with manufacturers of our packaging equipment and materials in designing and developing the equipment and materials used in our production process. We also collaborate with our significant customers to jointly develop new product and process technologies.

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

Testing

Our research and development efforts in the area of testing have focused primarily on developing testing solutions, including logic, mixed-signal, RF and discrete IC /module /SiP, Optical module, characterization of semiconductors, layout design and electrical simulation for high-frequency test board and developing software of parametric test data analysis. We work closely with our customers on the leading-edge test technologies, such as the 3D IC test, and advanced probe test technology, such as the very fine pitch probe card. Our research and development operations also include an equipment development group, which currently designs testing hardware and software for specific semiconductors to offer our customers cost-effective test solutions.

EMS

To further enhance the quality of our services and products, we focus on developing diversified and innovative products to improve our competitiveness. By leveraging our proprietary research and development expertise, we are able to optimize our product design, engineering and manufacturing capabilities to provide our customers with high-performance and cost-effective products and services. During the process of designing, as well as developing the technology for, our software and hardware, our research and development team also dedicates itself to discovering new know-how, and then applying such know-how to create new, advanced and improved products, processes, methodology and services. We are currently investing in the development of products used in EMS in relation to computers and peripherals, communications, consumer products, automotive, industrial, storage and server applications.

TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2019 to December 31, 2019 that are reasonably likely to have a material effect on our operating revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

OFF-BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth the maturity of our contractual obligations as of December 31, 2019.

		Payments Due by Period
	Total	Under 1 Year	1 to 3 Years	3 to 5 Years	After 5 Years
	(in millions)
Contractual Obligations:
Long-term debt(1)	186,574.8	8,185.4	137,999.7	29,626.7	10,763.0
Lease liabilities(2)	6,672.9	723.4	892.0	644.6	4,412.9
Purchase obligations(3)	10,130.6	10,130.6	-	-	-
Total(4)(5)(6)(7)	203,378.3	19,039.4	138,891.7	30,271.3	15,175.9

_____________________

(1)	Includes long-term borrowings and bonds payable (before the deduction of unamortized arrangement fees, unamortized issuance cost and discounts on bonds payable) and interest payments.
(2)	Represents our commitments under leases liabilities and imputed interest which are mainly from land and buildings and improvements. See note 16 to our consolidated financial statements included in this annual report.
(3)	Represents unpaid commitments for construction. These commitments were not recorded on our consolidated balance sheets as of December 31, 2019. See note 38 to our consolidated financial statements included in this annual report. Total commitments for construction of buildings were approximately NT$14,653.2 million (US$489.9 million), of which NT$4,522.5 million (US$151.2 million) had been paid as of December 31, 2019.
(4)	Excludes non-binding commitments to purchase machinery and equipment of approximately NT$10,466.2 million (US$349.9 million), of which NT$622.8 million (US$20.8 million) had been paid as of December 31, 2019. See note 38 to our consolidated financial statements included in this annual report.
(5)	Excludes unpaid amounts that we were contracted for the construction related to our real estate business of approximately NT$1,393.9 million (US$46.6 million) as of December 31, 2019, since the schedule of payments is difficult to determine. See note 38 to our consolidated financial statements included in this annual report.
(6)	Excludes our unfunded defined benefit obligation since the schedule of payments is difficult to determine. Under defined benefit pension plans, we made pension contributions of approximately NT$514.6 million (US$17.2 million) in 2019, and we estimate that we will contribute approximately NT$533.8 million (US$17.8 million) in 2020. See note 24 to our consolidated financial statements included in this annual report.
(7)	Excludes uncertain tax liabilities. We recognized additional taxes payable of NT$85.8 million (US$2.9 million) and accrued interest and penalties of NT$15.9 million (US$0.5 million) related to uncertain tax positions as of or for the year ended December 31, 2019. Because we were unable to make a reasonable estimate of the timing of the tax audits, such balances were not included in the table.

SAFE HARBOR

Please see the section entitled “Special Note Regarding Forward-Looking Statements.”

Item 6. Directors, Senior Management and Employees

DIRECTORS AND SENIOR MANAGEMENT

Directors

Our board of directors is elected by our shareholders in a shareholders’ meeting at which a quorum, consisting of a majority of all issued and outstanding common shares, not including treasury stocks and common shares held by our subsidiaries, is present. The chairman is elected by the board from among the directors. Our 13-member board of directors, including three independent directors, is responsible for the management of our business.

We currently have 13 directors, serving a three-year term. The current board of directors were elected in an extraordinary general shareholders’ meeting on June 21, 2018 and began serving on June 22, 2018. Directors may serve any number of consecutive terms and may be removed from office at any time by a resolution adopted at a meeting of shareholders. Normally, all board members are elected at the same meeting of shareholders, except where the posts of one-third or more of the directors are vacant, at which time an extraordinary general shareholders’ meeting shall be convened to elect directors to fill the vacancies. We and our subsidiaries do not have service contracts with our directors that provide for benefits upon termination of employment.

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

Our compensation committee currently consists of Shen-Fu Yu and Ta-Lin Hsu, our independent directors, and Hsiao-Ying Ku. Our board of directors established a compensation committee to satisfy the requirements under the R.O.C. Securities and Exchange Act. According to the Taiwan Stock Exchange Corporation Operation Directions for Compliance with the Establishment of Board of Directors by TWSE Listed Companies and the Board's Exercise of Powers, a majority of compensation committee's members shall be independent directors. In addition, according to the R.O.C Securities and Exchange Act and the Regulations Governing the Appointment and Exercise of Powers by the Remuneration Committee of a Company Whose Stock Is Listed on the TWSE or the Taipei Exchange, compensation committee members shall have at least one independent director who is considered independent. We do not assess the independence of our compensation committee member(s) under the independence requirements of the NYSE listing standards but adopt the independence standard as promulgated under the R.O.C. Regulations Governing the Appointment and Exercise of Powers by the Remuneration Committee of a Company Whose Stock Is Listed on the TWSE or the Taipei Exchange. See “Item 16G. Corporate Governance” for more information. Our compensation committee meets at least twice a year. Our board of directors has adopted a compensation committee charter for our compensation committee. The compensation committee has responsibility for, among other things, setting forth and reviewing policies, systems, standards and structures regarding performance evaluation and compensation of the directors, managerial personnel, and evaluating compensation of the directors and managerial personnel.

Our risk management committee currently consists of Shen-Fu Yu, our independent director and the chair of our audit committee and compensation committee, Mei-Yueh Ho, our independent director and member of our audit committee, and Du-Tsuen Uang, our chief administration officer and chief corporate governance officer. In December 2019, our board of directors established a risk management committee and approved its charter to enable us to discover and preempt internal and external operational risks. The risk management committee is responsible for overseeing overall risk management, implementing the decisions of the board of directors in connection to risk management, coordinating and promoting interdepartmental risk management plans, supervising and managing overall risk control and remedial mechanisms, and auditing and integrating each risk control report. The risk management committee files an annual report to our board of directors to inform the board about the status of risk management implementation and share insights for optimization.

The following table sets forth information regarding all of our directors as of January 31, 2020. In accordance with R.O.C. law, each of our directors is elected either in his or her capacity as an individual or as an individual representative of a corporation or government. Persons designated to represent corporate or government shareholders as directors are nominated by such shareholders at the shareholders’ meeting and may be replaced as representatives by such shareholders at will. Of the current directors, nine represent ASE Enterprises Limited. The remaining directors serve in their capacity as individuals.

Name	Position	Director Since	Age	Other Significant Positions Held Outside of ASEH
Jason C.S. Chang(1)(2)	Director, Chairman and Chief Executive Officer	2018	75	None
Richard H.P. Chang(1)(2)	Director, Vice Chairman and President	2018	73	Chairman, Sino Horizon Holdings Ltd.
Bough Lin(2)	Director; Chairman and Executive Vice President, SPIL	2018	68	None
Chi-Wen Tsai(2)	Director; Vice Chairman and President, SPIL	2018	72	None
Tien Wu(2)	Director and Chief Operating Officer	2018	62	None
Joseph Tung(2)	Director and Chief Financial Officer	2018	61	None
Raymond Lo(2)	Director; General Manager, Kaohsiung packaging facility	2018	65	None
Tien-Szu Chen(2)	Director; General Manager, ASE Inc. Chung-Li branch	2018	58	None
Jeffrey Chen(2)	Director; Chairman, Universal Scientific Industrial (Shanghai) Co., Ltd.	2018	55	Independent Director and a member of the compensation committee, Mercuries & Associates Holding Ltd.
Rutherford Chang(3)	Director; General Manager, China Region	2018	40	None
Shen-Fu Yu	Independent Director and Member, Audit Committee, Compensation Committee and Risk Management Committee	2018	75	Director, Arima Communications; Independent Director, TaiGen Biopharmaceuticals Holdings Ltd.; supervisor, Dynapack International Technology Corporation and San Fu Chemical Co., Ltd.
Ta-Lin Hsu	Independent Director and Member, Audit Committee and Compensation Committee	2018	76	Chairman and founder, H&Q Asia Pacific; Chairman, H&Q Taiwan Co. Ltd.
Mei-Yueh Ho	Independent Director and Member, Audit Committee and Risk Management Committee	2018	69	Independent Director, Bank of Kaohsiung, Ltd., KINPO Electronics Inc. and AU Optronics Corp.

_____________________

(1)	Jason C.S. Chang and Richard H.P. Chang are brothers.
(2)	Representative of ASE Enterprises Limited, a company organized under the laws of Hong Kong, which held 15.80% of our total outstanding shares as of January 31, 2020. All of the outstanding shares of ASE Enterprises Limited are held through intermediary holding companies and under a revocable trust established under the laws of the Bailiwick of Guernsey for the benefit of our Chairman and chief executive officer, Jason C.S. Chang, and his family.
(3)	Rutherford Chang is the son of Jason C.S. Chang.

Audit Committee

For a discussion of our audit committee, see “—Directors and Senior Management—Directors.”

Executive Officers

The following table sets forth information regarding all of our executive officers as of January 31, 2020.

Name	Position	Years with the Company	Age
Jason C.S. Chang	Chairman and Chief Executive Officer	35	75
Richard H.P. Chang	Vice Chairman and President	35	73
Bough Lin	Chairman and Executive Vice President, SPIL	1	68
Chi-Wen Tsai	Vice Chairman and President, SPIL	1	72
Tien Wu	Chief Operating Officer	19	62
Joseph Tung	Chief Financial Officer	25	61
Raymond Lo	General Manager, ASE Test Taiwan and Kaohsiung packaging facility	33	65
Tien-Szu Chen	General Manager, ASE Inc. Chung-Li branch	31	58
Rutherford Chang	General Manager, China Region	14	40
Du-Tsuen Uang	Chief Administration Officer	17	60
Chun-Che Lee	General Manager, ASE Electronics	35	60
Chung Lin	General Manager, ASE Shanghai	15	56
Gichol Lee	General Manager, ASE Korea	22	57
Chih-Hsiao Chung	General Manager, ASE Japan and Wuxi Tongzhi	20	55
Chiu-Ming Cheng	General Manager, ASESH AT	29	59
Yen-Chieh Tsao	General Manager, ASEWH	8	62
Shih-Kang Hsu	Chief Executive Officer, ASEN and General Manager, ASEKS	19	54
Kwai Mun Lee	President, ASE South-East Asia operations	21	57
Yean Peng Chen	General Manager, ASE Singapore Pte. Ltd.	21	48
Heng Ee Ooi	General Manager, ASE Malaysia	25	51
Kenneth Hsiang	Chief Executive Officer, ISE Labs and ISE Shanghai	20	49
Randy Hsiao-Yu Lo	General Manager, Siliconware USA, Inc.	1	63
M.S. Chang	General Manager, SZ	1	59
Rick Lee	General Manager, SF	1	55
Jeffrey Chen	Chairman, Universal Scientific Industrial (Shanghai) Co., Ltd.	25	55
Chen-Yen Wei	Chairman, Universal Scientific Industrial Co., Ltd. and President, Universal Scientific Industrial (Shanghai) Co., Ltd.	40	65
Feng-Ta Chen	General Manager, UGJQ	22	57
Jack Hou	General Manager, UGTW	25	63
Ta-I Lin	General Manager, UGKS	32	56
Yueh-Ming Lin	General Manager, USISZ	24	54
Omar Anaya Galván	General Manager, USI Mexico	16	50

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

Tien Wu has served as a director and chief operating officer of ASEH since its founding in April 2018. Mr. Wu is currently the chief executive officer of ASE Inc. Prior to joining ASE Inc. in March 2000, Mr. Wu had worked at IBM. Mr. Wu holds a bachelor’s degree in Civil Engineering from National Taiwan University in Taiwan, and a master’s and a doctorate degree in Mechanical Engineering and Applied Mechanics from the University of Pennsylvania.

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

Tien-Szu Chen has served as a director of ASEH since its founding in April 2018. Mr. Chen has served as a director of ASE Inc. since June 2015 and general manager of ASE Inc. Chung-Li branch since August 2015. He has also served as a supervisor of ASE Inc. from June 2006 to June 2015 and president of PowerASE Technology Inc. from June 2006 to May 2012. Prior to joining ASE Inc. in June 1988, Mr. Chen worked at TSMC and Philips Semiconductor Kaohsiung. Mr. Chen holds a bachelor’s degree in Industrial Engineering from Chung Yuan Christian University in Taiwan.

Jeffrey Chen has served as a director of ASEH since its founding in April 2018 and he has also served as a director of ASE Inc. since June 2003. Mr. Chen has served as chairman of Universal Scientific Industrial (Shanghai) Co., Ltd. since June 2018. Prior to joining ASE Inc., he worked in the corporate banking department of Citibank, N.A. in Taipei and as a vice president of corporate finance at Bankers Trust in Taipei. Mr. Chen holds a bachelor’s degree in Finance and Economics from Simon Fraser University in Vancouver Canada and a master’s degree in Business Administration from the University of British Columbia in Canada.

Rutherford Chang has served as a director of ASEH since its founding in April 2018. He has also served as a director of ASE Inc. since June 2009 and general manager of China Region of ASE Inc. since June 2010. Mr. Chang holds a bachelor’s degree in Psychology from Wesleyan University in Connecticut. He is the son of Jason C.S. Chang, our chairman and chief executive officer.

Shen-Fu Yu has served as an independent director of ASEH since June 2018. Mr. Yu is also a member of the audit committee, compensation committee and risk management committee of ASEH. He is a director of Arima Communications, an independent director of TaiGen Biopharmaceuticals Holdings Ltd., and a supervisor of Dynapack International Technology Corporation and San Fu Chemical Co., Ltd. He worked at the Deloitte & Touche accounting firm as a consultant from June 2003 to November 2006. Mr. Yu holds a bachelor’s degree in Accounting from National Taiwan University in Taiwan and a master’s degree in Accounting from National Chengchi University in Taiwan.

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

Mei-Yueh Ho has served as an independent director of ASEH since June 2018. She is also a member of the audit committee and risk management committee of ASEH. Ms. Ho is an independent director and a member of the audit committee of the Bank of Kaohsiung, Ltd., KINPO Electronics Inc. and AU Optronics Corp. She is also a member of the compensation committee of the Bank of Kaohsiung, Ltd. and KINPO Electronics Inc. Ms. Ho served as Minister of Ministry of Economic Affairs, R.O.C. from May 2004 to January 2006. She was also Chairperson of the Council for Economic Planning and Development, R.O.C. from May 2007 to May 2008. Ms. Ho holds a bachelor’s degree in Agricultural Chemistry from National Taiwan University in Taiwan.

Du-Tsuen Uang has served as chief administration officer and chief corporate governance officer of ASEH since its founding in April 2018 and March 2019, respectively. Mr. Uang is also chief administration officer of ASE Inc. since August 2017, chief executive officer and director of ASE Cultural & Educational Foundation and director of ASE Inc., USI Shanghai, Hung Ching and Sino Horizon Holdings Ltd., as well as a professor at Ming Chuan University in the law department. Mr. Uang was a senior chief secretary of the Taiwan Ministry of Economic Affairs Central Bureau of Standards, commissioner of Taiwan FTC, independent director of First commercial Bank, and legal counsel at Hung Ching. Mr. Uang received a Ph.D. in Law from National Cheng-Chi University in Taiwan.

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

Gichol Lee has served as general manager of ASE Korea since November 2019. Mr. Lee was previously the VP of Business Systems with Motorola and then ASE Korea. Prior to his current position, he has held various managerial positions with DuPont and Unilever. He holds a master's degree from Columbia University.

Songwoon Kim has served as general manager of ASE Korea since February 2017 and retired in December 2019, after serving as senior vice president of ASE Korea since July 1999. Mr. Kim was a senior manager of Motorola Korea, Limited before joining ASE Korea when we acquired Motorola Korea, Limited. He holds a bachelor’s degree in Mechanical Engineering from A-Jou University in Korea.

Chih-Hsiao Chung has served as general manager of ASE Japan since March 2011 and general manager of Wuxi Tongzhi since June 2013. Mr. Chung has also managed the sales and marketing of the ASE Japan region since April 2007. Before joining ASE Inc., Mr. Chung was a senior manager of sales and marketing at Kimberly Clark Co.,Taiwan. He holds a master’s degree in Business Administration from the University of Wisconsin-Madison.

Chiu-Ming Cheng has served as general manager of ASESH AT since September 2012, after serving as vice president of ASE’s Kaohsiung packaging facility since October 2004. He joined ASE Inc. in April 1990. Mr. Cheng holds a master’s degree in Public Policy from National Sun Yat-Sen University in Taiwan.

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

Yean Peng Chen has served as general manager of ASE Singapore Pte. Ltd. since January 2019. He has also worked in ISE Labs before being appointed as vice president of operations in ASE Singapore in July 2015. He started his career as an equipment engineer at STATS ChipPAC Ltd. Mr. Chen holds a diploma in Electronic and Computer Engineering from Ngee Ann Polytechnic in Singapore.

Heng Ee Ooi has served as general manager of ASE Malaysia since July 2016 after serving as vice president of operations since July 2015. He joined ASE Inc. in July 1994. Before joining ASE Inc., he worked as a process engineer at AMD, Penang. Mr. Ooi holds a bachelor’s degree in Chemical Engineering from Universiti Teknologi Malaysia.

Kenneth Hsiang has served as chief executive officer of ISE Labs and ISE Shanghai since 2019 and served as general manager of ISE Labs from June 2004 to 2019. Prior to joining ASE Inc. in November 1999, Mr. Hsiang worked in various management positions within finance and strategic analysis in the healthcare and biotech industries in the San Francisco Bay area in California. He also worked for Price Waterhouse LLP as a certified public accountant. Mr. Hsiang received a bachelor’s degree in Economics and Rhetoric from the University of California, Berkeley.

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

Rick Lee has served as general manager of Siliconware Electronics (Fujian) Co., Limited since November 2018. He holds a bachelor’s degree in Industrial Engineering from Tunghai University in Taiwan.

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

Jack Hou has served as general manager of UGTW since January 2010 and senior vice president of the Automotive Electronics BU and Module Turnkey Management of USI since January 2019. He joined USI as a section manager in February 1994. He holds a master’s degree in Biomedical Engineering from Ohio State University and a master’s degree in Computer Science from the University of Dayton in Ohio.

Ta-I Lin has served as general manager of UGKS since August 2011. He joined USI as an engineer in August 1987. He holds a bachelor’s degree in Electrical Engineering from National Cheng Kung University in Taiwan and an executive master’s degree in Business Administration from Peking University in China.

Yueh-Ming Lin has served as general manager of USISZ since January 2015 and vice president of the Global Operation Management (Shenzhen) Division of USISZ since February 2017. He joined USI as a section manager in October 1995. He holds a bachelor’s degree in Electrical Engineering from Feng Chia University in Taiwan.

Omar Anaya Galván has served as general manager of USI Mexico since March 2015. He has worked in the electronics industry for over 30 years and has experience in various technical, quality and manufacturing management roles. He has been working at USI Shanghai and its directly and indirectly held subsidiaries since March 2003. He holds a bachelor’s degree in Electronic Systems Engineering from Monterrey Institute of Technology and Higher Education in Mexico.

The business address of our directors and executive officers is our registered office.

COMPENSATION

In 2019, we recorded expenses of approximately NT$1,163.9 million (US$38.9 million) as remuneration to our directors and executive officers. In 2019, we accrued pension costs of NT$11.6 million (US$0.4 million) for retirement benefits for our management. According to our Articles of Incorporation, the remuneration of our independent directors is set at NT$3.0 million (US$0.1 million) per person per year. We set aside 0.01% to 1.00% of net profit before income tax, employees’ compensation and remuneration to the directors as employees’ compensation and no more than 0.75% as remuneration to the directors. The difference between the actual amount of remuneration to directors paid and the amount recognized in the consolidated financial statements for the year ended December 31, 2019 was not material.

We have not provided any loans to, or guarantees for, the benefit of any of our directors or executive officers. For information regarding our pension and other retirement plans and those of our subsidiaries, see note 24 to our consolidated financial statements included in this annual report.

ASEH Employee Compensation and Stock Option Plans

We award bonuses to employees of ASEH and its subsidiaries who are located in Taiwan based on overall income and individual performance targets. Employees are eligible to receive bonuses in the form of our common shares valued at the closing price (after adjustment with consideration of the effects on the share price, if any, brought by cash and stock dividends resolved at shareholders’ meetings) of our common shares on the day prior to our shareholders’ meeting. Actual amounts of compensation to individual employees are determined based upon the employee meeting specified individual performance objectives. We granted aggregate values of NT$45.4 million and NT$34.4 million (US$1.2 million) as cash bonus to our employees for the period from April 30, 2018 through December 31, 2018 and for the year ended December 31, 2019, respectively. On March 30, 2020, our board of directors approved the employees’ compensation in the amount of NT$34.4 million (US$1.2 million) in cash. The difference between the actual amount of employees’ compensation and the amount recognized in the consolidated financial statements for the year ended December 31, 2019 was not material.

ASE maintained 2010 and 2015 employee stock option plans before the SPIL Acquisition. ASEH assumed ASE’s obligations of share options, which were granted before entering into and executing the Joint Share Exchange Agreement on April 30, 2018. In August 2018, our board of directors and FSC both approved the first ASEH employee share option plan, under which 131,862,500 options were granted in November 2018. The total number of options registered under this option plan is 150,000,000 options. As a result, ASEH currently maintains three employee stock option plans, adopted in 2010, 2015 and 2018. The option plan adopted in 2004 and 2007 expired in May 2015 and December 2017, respectively. Pursuant to these plans, our full-time employees, including domestic and foreign subsidiaries, are eligible to receive stock option grants. Each option entitles the holder to purchase one ASEH common share at a price not less than the closing market price on the date of the option issuance, such exercise price being subject to retroactive adjustment in the event of certain capital transactions in subsequent periods. Each option is valid for 10 years from the date of the grant. Forty percent of the options originally granted vest upon the second anniversary of the grant date, and an additional 10.0% of the options originally granted vest every six months thereafter. Each option expires at the end of the 10th year following its grant date. The options are generally not transferable. As of December 31, 2019, a total of 10,276,750 options were outstanding under the 2010 plan, 8,328,250 of which had an exercise price of NT$40.8 per share and 1,948,500 of which has an exercise price of NT$45.2 per share. As of December 31, 2019, a total of 31,056,500 options were outstanding with an exercise price of NT$73.0 per share under the 2015 plan. As of December 31, 2019, a total of 129,452,500 options were outstanding with an exercise price of NT$54.4 per share under the 2018 plan.

ASE Mauritius Inc. Share Option Plan

ASE Mauritius Inc. maintained one option plan adopted in 2007. Under this plan, certain employees of the Company are granted options to purchase ordinary shares of ASE Mauritius Inc. at an exercise price of US$1.70, which exercise price was determined by taking into account a fairness opinion rendered by an independent appraiser and was reviewed by our accountants. Each option is valid for 10 years from the date of the grant. All 30,000,000 options granted under this plan expired in December 2017.

USI Enterprise Limited Share Option Plans

As of December 31, 2019, USI Enterprise Limited maintained three option plans adopted in 2007, 2010 and 2011, under which certain employees of Universal Scientific Industrial and our employees were granted options to purchase common shares of USI Enterprise Limited. Each option under these three plans is valid for 10 to 13 years from the date of the grant. As of December 31, 2019, we had 3,811,600 options outstanding with an exercise price of US$1.53 per share and 4,537,280 options outstanding with an exercise price of US$2.94 per share under these three plans, respectively.

USI Shanghai Option Plans

As of December 31, 2019, USI Shanghai maintained three option plans: a share option plan in 2015, a share option plan in 2019, and a restricted share plan in 2019.

Under the share option plan in 2015, certain employees of USI Shanghai are granted options to purchase ordinary shares of USI Shanghai at an exercise price of RMB15.5 per share. Each option is valid for 10 years from the date of the grant.

In November 2019, the shareholders’ meeting of USI Shanghai approved a share option plan and granted 17,167 thousand share options to its employees. Each unit represents the right to purchase one ordinary share of USISH when exercised. The options are valid for five years and are exercisable at certain percentages within 12 months subsequent to the second, third and fourth anniversary of the grant date with the satisfaction of certain performance conditions within each respective vesting period.

In addition, in November 2019, the shareholders’ meeting of USI Shanghai approved a restricted share plan and granted 6,156 thousand ordinary shares to its directors (excluding independent directors), supervisors and employees. The restricted share plan consists of three phases starting from November 2019. Each phase will last for one year with a validity period of 4.5 years, 3.5 years and 2.5 years, respectively. Upon satisfaction of certain performance conditions within the validity period of each phase, participants are entitled to subscribe a certain percentage of USISH’s ordinary shares issued under the plan with a lock-up period of one year.

As of December 31, 2019, we had 41,232,850 options outstanding, 17,929,850 of which had an exercise price of RMB15.5 per share under the share option plan in 2015, 17,147,000 of which has an exercise price of RMB13.3 per share under the share option plan in 2019 and 6,156,000 of which has an exercise price of RMB13.3 per share under the restricted share plan in 2019.

BOARD PRACTICES

General

For a discussion of the term of office of the board of directors, see “—Directors and Senior Management.” No benefits are payable to members of the board or the executive officers upon termination of their relationship with us.

Compensation Committee

For a discussion of our compensation committee, see “—Directors and Senior Management—Directors.”

EMPLOYEES

The following table sets forth certain information concerning our employees as of the dates indicated.

	As of December 31,
	2017	2018	2019
Total	68,753	93,891	96,528
Function
Direct labor	38,362	50,877	51,389
Indirect labor (manufacturing)	16,971	25,002	26,335
Indirect labor (administration)	5,850	7,729	8,036
Research and development	7,570	10,283	10,768
Location
Taiwan	35,828	55,679	57,543
P.R.C.	24,005	28,123	28,920
Korea	2,558	2,429	2,472
Malaysia	3,680	3,867	3,493
Mexico	1,017	2,140	2,419
Singapore	852	887	781
Japan	429	340	362
United States	384	426	426
Poland	-	-	112

Eligible employees may participate in our employee share bonus plan and stock option plans and our subsidiaries’ share option plans, such as the option plans adopted by ASEH, USI Enterprise Limited and USI Shanghai. See “—Compensation.”

We have never experienced a work stoppage caused by our employees. We believe that our relationship with our employees is good.

SHARE OWNERSHIP

The following table sets forth certain information with respect to our common shares and options of ASEH exercisable for our common shares held by our directors and executive officers as of January 31, 2020. Percentage of beneficial ownership is based on 4,331,603,182 common shares outstanding as of January 31, 2020.

Director or Executive Officer	Number of ASEH Common Shares Beneficially Held(1)	Percentage of ASEH Total Common Shares Issued and Outstanding	Number of Options Exercisable(2)	Exercise Price of Options (NT$)	Expiration Date of Options
Jason C.S. Chang	949,352,706(3)	21.92%	0	-	-
Richard H. P. Chang	124,175,228	2.87%	0	-	-
Bough Lin	6,238,000	*	0	-	-
Chi-Wen Tsai	12,200,000	*	0	-	-
Tien Wu	3,877,473	*	0	-	-
Joseph Tung	2,740,411	*	0	-	-
Raymond Lo	1,783,430	*	*	40.8	2020/5/6
Tien-Szu Chen	1,181,821	*	0	-	-
Jeffrey Chen	1,083,000	*	0	-	-
Rutherford Chang	1,577,647	*	0	-	-
Shen-Fu Yu	2,388	*	0	-	-
Ta-Lin Hsu	0	0.00%	0	-	-
Mei-Yueh Ho	0	0.00%	0	-	-
Du-Tsuen Uang	50,000	*	0	-	-
Chun-Che Lee	2,172,251	*	0	-	-
Chung Lin	2,278	*	0	-	-
Gichol Lee	0	0.00%	0	-	-
Chih-Hsiao Chung	190,489	*	*	40.8	2020/5/6
Chiu-Ming Cheng	514,310	*	0	-	-
Yen-Chieh Tsao	0	0.00%	*	73	2025/9/10
Shih-Kang Hsu	165,000	*	0	-	-
Kwai Mun Lee	209,528	*	0	-	-
Yean Peng Chen	0	0.00%	0	-	-
Heng Ee Ooi	0	0.00%	0	-	-
Kenneth Hsiang	245,000	*	*	40.8	2020/5/6
Randy Hsiao-Yu Lo	0	0.00%	0	-	-
M.S. Chang	47,750	*	0	-	-
Rick Lee	0	0.00%	0	-	-
Chen-Yen Wei	366,115	*	0	-	-
Feng-Ta Chen	0	0.00%	0	-	-
Jack Hou	50,458	*	0	-	-
Ta-I Lin	0	0.00%	0	-	-
Yueh-Ming Lin	0	0.00%	0	-	-
Omar Anaya Galvan	0	0.00%	0	-	-

_____________________

(1)	Including shares directly held and shares beneficially owned through spouse and minor children.
(2)	Each option may be converted into one of our common shares. The figures referred herein include options convertible into our common shares scheduled to vest within 60 days as of the date hereof.
(3)	Including 684,327,886 common shares Jason C.S. Chang beneficially owned through ASE Enterprises Limited, Aintree Limited and JC Holdings Limited, 260,188,142 common shares beneficially owned through Value Tower Limited and JC Holdings Limited, and 4,836,678 common shares Jason C.S. Chang directly owned. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

* The sum of the number of common shares held and the number of common shares issuable upon exercise of all options held is less than 1.0% of our total outstanding shares.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth information known to us with respect to the beneficial ownership of our common shares, as of January 31, 2020, by each shareholder known by us to beneficially own more than 5.0% of our total outstanding shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Percentage of beneficial ownership is based on 4,331,603,182 common shares outstanding as of January 31, 2020. In addition, in computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Common Shares Beneficially Owned
Name of Shareholder or Group	Number	Percentage
Jason C.S. Chang(1)	949,352,706	21.92%

_____________________

(1)	Jason C.S. Chang is our chairman and chief executive officer. Jason C.S. Chang beneficially owned 684,327,886 common shares through ASE Enterprises Limited, Aintree Limited and JC Holdings Limited, 260,188,142 common shares through Value Tower Limited and JC Holdings Limited, and 4,836,678 common shares Jason C.S. Chang directly owned. As a result, Jason C.S. Chang beneficially owned 949,352,706 common shares, representing 21.92% of our total outstanding shares (based on 4,331,603,182 common shares as of January 31, 2020). ASE Enterprises Limited is a company organized under the laws of Hong Kong. All of the outstanding shares of ASE Enterprises Limited are held by Aintree Limited. Aintree Limited is a company organized under the laws of the British Virgin Islands. All of the shares of Aintree Limited are held by JC Holdings Limited. Value Tower Limited is a company organized under the laws of the British Virgin Islands. Jason C.S. Chang is the sole director of Value Tower Limited and JC Holdings Limited is the sole shareholder of Value Tower Limited. The shares of JC Holdings Limited are held through intermediary holding companies and under a revocable trust established under the laws of the Bailiwick of Guernsey for the benefit of our chairman and chief executive officer, Jason C.S. Chang, and his family. There were no significant changes in the percentage of ownership beneficially owned by Jason C.S. Chang in 2017, 2018 and 2019.

 The following table sets forth information relating to our common shares held directly by our consolidated subsidiaries and our equity method investee as of January 31, 2020.

	Common Shares Beneficially Owned
Name of Shareholder	Number	Percentage
ASE Test(1)	44,100,236	1.02%
ASE Test Taiwan(2)	5,489,388	0.13%
J&R Holding Limited(3)	23,351,881	0.54%
Hung Ching(4)	44,130,751	1.02%

_____________________

(1)	ASE Test is our wholly owned subsidiary. ASE Test’s ownership of our common shares is the result of the merger of ASE Chung Li with and into us in August 2004, and subsequent dividends upon shares received in connection with this merger. In order to comply with Singapore Companies Act, a trust was established to hold and dispose our common shares issued to ASE Test, a Singaporean Company, upon completion of the merger. The trustee appointed under such trust arrangement is currently a registered shareholder for our common shares issued to ASE Test. See “—Related Party Transactions.”
(2)	ASE Test Taiwan is our wholly owned subsidiary. ASE Test Taiwan’s ownership of our common shares is mainly the result of the merger of ASE Material with and into us in August 2004, and subsequent dividends upon shares received in connection with this merger. In order to comply with Singapore Companies Act, a trust had been established to hold and dispose our common shares issued to ASE Test Taiwan, which had been a subsidiary of ASE Test, upon completion of the merger. In December 2014, the trust established to hold the common shares issued to ASE Test Taiwan had been terminated because ASE Test Taiwan was no longer a subsidiary owned by ASE Test and therefore no longer subject to Singapore Companies Act requirements. As a result, ASE Test Taiwan directly owned 5,489,388 of our common shares as of January 31, 2020. See “—Related Party Transactions.”
(3)	J&R Holding Limited is our wholly owned subsidiary. J&R Holding Limited’s ownership of our common shares is the result of the merger of ASE Chung Li with and into us in August 2004, and subsequent dividends upon shares received in connection with this merger.
(4)	Hung Ching is our equity method investee. As of January 31, 2020, we held 26.2% of the outstanding shares of Hung Ching. Hung Ching acquired our common shares in open market transactions, subsequent dividends upon the acquired shares and shares purchase pursuant to the rights offered by the Company.

As of January 31, 2020, none of our major shareholders had voting rights different from those of our other shareholders. We are not aware of any arrangement that may at a subsequent date result in a change of control of us. Furthermore, other than disclosed above, we are not aware of any significant changes in the percentage of ownership held by our major shareholders in 2017, 2018 and 2019.

As of January 31, 2020, a total of 4,331,603,182 common shares were outstanding. With certain limited exceptions, holders of common shares that are not R.O.C. persons are required to hold their common shares through a brokerage account in the R.O.C. As of January 31, 2020, 251,084,330 common shares were registered in the name of a nominee of Citibank, N.A. the depositary under our ADS deposit agreement. Citibank, N.A., has advised us that, as of January 31, 2020, 125,541,810 ADSs, representing 251,083,620 common shares, were held of record by Cede & Co., and 355 ADSs, representing 710 common shares, were held by five other U.S. persons.

RELATED PARTY TRANSACTIONS

In recent years, we have awarded cash bonuses to the employees of our subsidiaries as part of their compensation, based in part on our consolidated net income and the subsidiaries’ contribution to our consolidated income. We expect to continue this practice in the future.

In order to comply with Singapore law and other applicable laws and regulations, trusts organized under R.O.C. law were established to hold and dispose of our common shares issued to ASE Test and ASE Test Taiwan in connection with the merger of ASE Chung Li and ASE Material into our company in August 2004. Under Section 76(1)(b)(ii) of Singapore’s Companies Act, Chapter 50, ASE Test, a Singapore company, may not purport to acquire, directly or indirectly, shares or units of shares in our company, ASE Test’s parent company. Pursuant to the applicable trust agreements, the trustee under each trust is (1) the registered owner of our common shares, (2) authorized to exercise all of the rights as a shareholder of our common shares, (3) authorized to sell our common shares, subject to market conditions, when such common shares become available for resale under R.O.C. law and in accordance with volume limitations under R.O.C. law, at its sole discretion; provided such common shares are sold (i) in compliance with R.O.C. laws and regulations, (ii) in an orderly manner in order to minimize the impact on the trading price of our common shares, and (iii) in a manner consistent with its fiduciary duties owed to ASE Test, and (4) able to transfer and deliver to ASE Test or ASE Test Taiwan the proceeds from the sale of our common shares and any cash dividends distributed, as the case may be. In February 2010, to complete the tender offer to acquire Universal Scientific Industrial, ASE Test transferred 141,808,499 shares to the shareholders of Universal Scientific Industrial. Neither ASE Test nor ASE Test Taiwan have any rights with respect to our common shares held in trust pursuant to the applicable trust agreements other than the right to receive the proceeds from the sale of such common shares and cash dividends declared while the shares remain in trust. In December 2014, the trust established to hold the common shares issued to ASE Test Taiwan had been terminated because ASE Test Taiwan was no longer a subsidiary owned by ASE Test and therefore no longer subject to the Singapore Companies Act requirements. As a result, ASE Test Taiwan directly owned 5,489,388 of our common shares as of January 31, 2020 and the trust established to hold the common shares issued to ASE Test held 44,100,236 of our common shares.

In order to demonstrate our commitment to environmental protection, in December 2013, our board of directors approved contributions to environmental protection efforts in Taiwan in a total amount of not less than NT$3,000.0 million, to be made in the next 30 years. For each of the years ended December 31, 2017, 2018 and 2019, we have made contributions in the amount of NT$100.0 million (US$3.3 million), respectively, through the ASE Cultural and Educational Foundation to fund various environmental projects and our board of directors have resolved in a resolution in January 2020 to contribute NT$100.0 million (US$3.3 million) through the ASE Cultural and Educational Foundation in environmental projects in 2020.

In September 2019, we acquired a production facility in the Nantze Export Processing Zone, Taiwan, from Hung Ching for a consideration of NT$2,326.0 million (US$77.8 million).

In February 2018 and July 2019, our subsidiary, USI Enterprise Limited, repurchased its own 1,283 thousand and 2,805 thousand ordinary shares from our key management personnel with approximately NT$653.2 million and NT$1,247.2 million (US$41.7 million), respectively.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

Item 8. Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated financial statements are set forth under “Item 18. Financial Statements.”

Export Sales

We categorize our revenues geographically based on the country in which the customer is headquartered. Revenues from our export sales were NT$255,027.6 million, NT$325,462.5 million and NT$361,937.7 million (US$12,100.9 million) in 2017, 2018 and 2019, respectively, which contributed 87.8%, 87.7% and 87.6% of our total sales volume for those periods, respectively. See “Item 4. Information on the Company—Business Overview—Sales and Marketing” for information on our export sales.

Legal Proceedings

K7 Plant Wastewater Discharge

On December 20, 2013, the KEPB imposed an administrative fine of NT$102.0 million (the “Original Fine”) upon us for violation of the Water Pollution Control Act. After we sought administrative remedies against the Original Fine, the Original Fine has been revoked by final judgment of Supreme Administrative Court on June 8, 2017, and KEPB was ordered to refund the Original Fine to us. On December 27, 2019, KEPB refunded NT$55.1 million (US$1.8 million) to us. On February 10, 2020, KEPB re-imposed an administrative fine of NT$47.0 million (US$1.6 million) (the “New Fine”) upon us and offset the New Fine by the outstanding refund amount from the Original Fine. As of the date of this annual report, there is no outstanding amount owed for the New Fine. On March 12, 2020, we filed an administrative appeal to the Kaohsiung City Government to revoke the New Fine.

Broadcom Patent Dispute

In May 2019, Broadcom Corporation, Broadcom Singapore PTE, Ltd. and Broadcom Limited (collectively “Broadcom”) filed a request for arbitration with the American Arbitration Association for a dispute over a Semiconductor Packaging Agreement that Broadcom and SPIL entered into in September 2012 (the “Semiconductor Packaging Agreement”). The Semiconductor Packaging Agreement stipulates that in the event the products provided by SPIL to Broadcom infringe upon third-party patent rights, SPIL must indemnify Broadcom for relevant loss suffered. In connection to the 2016 patent dispute between Broadcom and Tessera, Broadcom requested SPIL to indemnify Broadcom pursuant to the Semiconductor Packaging Agreement. In February 2020, Broadcom and SPIL settled this matter for a total amount of US$5.0 million.

Waste Disposal Discharge

Five employees and a waste disposal supplier of a subsidiary in China were accused by China People’s Procuratorate of committing the crime of environmental pollution in 2018. During the trial, the Procuratorate claimed that the subsidiary should also be charged with corporate crime, which caused the subsidiary to receive a charge and additional indictment in October 2019. As of the date of this annual report, the trial proceeding is pending Procuratorate’s judgments and, therefore, the final results could not be reliably measured.

Any penalties, fines, damages or settlements made in connection with these criminal, civil, and/or administrative investigations and/or lawsuits may divert management’s attention and resources, which may cause a material adverse effect on our results of operations, financial condition and business. We are also unable to quantify the harm to our reputation should any adverse findings be made against us. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Any environmental claims or failure to comply with any present or future environmental regulations, as well as any fire or other industrial accident, may require us to spend additional funds and may materially and adversely affect our financial condition and results of operations,” and “Item 4. Information on the Company—Business Overview—Environmental Matters.”

Dividends and Dividend Policy

 The following table sets forth the stock dividends paid during each of the years indicated and related information. On March 30, 2020, our board of directors adopted resolutions to pay cash dividends of NT$2.00 per share based on 4,334,165,382 shares, which equals the number of issued shares shown in the shareholders’ roster as of March 19, 2020. This proposal is subject to shareholders’ approval at the annual general shareholders meeting in June 2020 and the actual cash dividends per share may be adjusted by fluctuations in the number of our shares due to factors such as the exercise of share options, capital increase in cash, cancellation and repurchase of treasury stocks.

	Cash Dividends per Common Share	Stock Dividends per Common Share	Total Common Shares Issued as Stock Dividends	Outstanding Common Shares on Record Date(1)	Percentage of Outstanding Common Shares Represented by Stock Dividends
	NT$	NT$

2015	2.00	-	-	7,900,130,996	-
2016	1.60	-	-	7,931,725,946	-
2017	1.40	-	-	8,405,972,044	-
2018	2.50(2)	-	-	4,319,674,282	-
2019	2.50	-	-	4,324,861,082	-

___________________

(1)	Aggregate number of common shares outstanding on the record date applicable to the dividend payment. Includes common shares issued in the previous year under our employee bonus plan.
(2)	Cash dividend from capital surplus. ASEH, the continuing entity of ASE, was established on April 30, 2018 and as such has no retained earnings. In June 2018, to protect shareholder’s interest, we resolved to distribute cash from capital surplus that was assumed from ASE’s retained earnings and generated from the Share Exchange process.

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

In general, we are not permitted to distribute dividends or make other distributions to shareholders in any given year in which we did not have either earnings or retained earnings. Before distribution of dividends, we shall offset the losses incurred in prior years, and then set aside 10% of remaining net earnings as a legal reserve until the accumulated legal reserve equals our paid-in capital, and then allocate or reverse a special surplus reserve in accordance with laws or regulations set forth by the authorities concerned.

According to our Articles of Incorporation, the remuneration of our independent directors is set at NT$3.0 million (US$0.1 million) per person per year. For those that do not serve a full year, the remuneration will be calculated in proportion to the number of days of the term that were actually served. If our annual net income (after offsetting any losses incurred in prior years and deducting the legal reserve and special reserve provisions as required under R.O.C. law, if any) remains, a proposal for the distribution of such amount together with a part or all of the accumulated undistributed profits in previous years shall be prepared by the board of directors and submit to the shareholders’ meeting for resolution. In addition, we set aside 0.01% to 1.00% of net profit before income tax, employees’ compensation and remuneration to the directors as employees’ compensation and no more than 0.75% as remuneration to the directors.

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

Item 9. The Offer and Listing

OFFER AND LISTING DETAILS

Our common shares have been listed on the TWSE under the symbol “3711” since April 30, 2018. The TWSE is an auction market where the securities traded are priced according to supply and demand through announced bid and ask prices. As of January 31, 2020, there were an aggregate of 4,331,603,182 of our common shares outstanding.

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

Our ADSs have been listed on the NYSE under the symbol “ASX” since April 30, 2018. The outstanding ADSs are identified by the CUSIP number 00215W100. As of January 31, 2020, a total of 125,542,165 ADSs were outstanding.

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

We were incorporated on April 30, 2018 as a company limited by shares under the R.O.C. Company Law. Our authorized share capital registered with the Kaohsiung Export Processing Zones Administration was NT$50 billion, divided into five billion common shares with a face value of NT$10.0 per share, 4,331,603,182 of which were outstanding as of January 31, 2020. Our authorized share capital under our Articles of Incorporation is NT$50 billion, divided into five billion common shares. We do not have any equity in the form of preference shares or otherwise outstanding as of the date of this annual report.

Subject to limited exceptions, with the approval of our board of directors and the FSC, we may grant stock options to our employees; stock options worth NT$4 billion are reserved for employee subscription. We may issue new shares to employees with restricted rights after the resolutions of the shareholders’ meeting. See “Item 6. Directors, Senior Management and Employees—Compensation—ASEH Employee Compensation and Stock Option Plans.”

Directors

Our Articles of Incorporation provide that we are to have 13 directors with tenures of three years who are elected at a shareholders’ meeting. In addition, three of our directors will be required to be independent directors. Our audit committee replaced the function of supervisors in accordance with the R.O.C. Securities and Exchange Act to exercise the powers and duties of supervisors.

There is no minimum amount of shares necessary to stand for election to a directorship. Many of our directors are representatives appointed by corporate shareholders, which appoint individual representatives. Re-elections are allowed. The board of directors has certain powers and duties, including devising operations strategy, proposing to distribute dividends or make up losses, proposing to increase or decrease capital, reviewing material internal rules and contracts, hiring and discharging the general manager, establishing and dissolving branch offices, reviewing budgets and financial statements and other duties and powers granted by or in accordance with the R.O.C. Company Law, our Articles of Incorporation or shareholders resolutions.

The board of directors is constituted by the directors, who elect a chairman from among the directors to preside over the meeting of the board. Meetings of the board may be held in the R.O.C. or by videoconference. A director may appoint another director to attend a meeting and vote by proxy, but a director may accept only one proxy.

Dividends and Distributions

In general, we are not permitted to distribute dividends or make other distributions to shareholders in any given year in which we did not have either earnings or retained earnings. Before distribution of dividends, we shall offset the losses incurred in prior years, and then set aside 10% of remaining net earnings as a legal reserve until the accumulated legal reserve equals our paid-in capital, and then allocate or reverse a special surplus reserve in accordance with laws or regulations set forth by the authorities concerned.

According to our Articles of Incorporation, the remuneration of our independent directors is set at NT$3.0 million (US$0.1 million) per person per year. For those that do not serve a full year, the remuneration will be calculated in proportion to the number of days of the term that were actually served. If our annual net income (after offsetting any losses incurred in prior years and deducting the legal reserve and special reserve provisions as required under R.O.C. law, if any) remains, a proposal for the distribution of such amount together with a part or all of the accumulated undistributed profits in previous years shall be prepared by the board of directors and submit to the shareholders’ meeting for resolution. In addition, we set aside 0.01% to 1.00% of net profit before income tax, employees’ compensation and remuneration to the directors as employees’ compensation and no more than 0.75% as remuneration to the directors.

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

Meetings of Shareholders

We are required to hold an annual general meeting of our shareholders within six months following the end of each fiscal year. These meetings are generally held in Kaohsiung, Taiwan. Any shareholder who holds 1% or more of our issued and outstanding shares may submit one proposal for discussion at our annual general meeting. Extraordinary general shareholders’ meetings may be convened by resolution of the board of directors or by the board of directors upon the written request of any shareholder or shareholders who have held 3% or more of the outstanding common shares for a period of one year or longer or shareholders who have held 50% or more of the outstanding common shares for three months or longer. Shareholders’ meetings may also be convened by member(s) of the audit committee. Notice in writing of meetings of shareholders, stating the place, time and purpose, must be dispatched to each shareholder at least 30 days, in the case of annual general meetings, and 15 days, in the case of extraordinary meetings, before the date set for each meeting. A majority of the holders of all issued and outstanding common shares present at a shareholders’ meeting constitutes a quorum for meetings of shareholders.

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

In general, a resolution can be adopted by the holders of at least a majority of our common shares represented at a shareholders’ meeting at which the holders of a majority of all issued and outstanding common shares are present. Under R.O.C. Company Law, the approval by at least a majority of our common shares represented at a shareholders’ meeting in which a quorum of at least two-thirds of all issued and outstanding common shares are represented is required for major corporate actions, including:

•	amendment to the Articles of Incorporation, including increase of authorized share capital and any changes of the rights of different classes of shares;

•	execution, amendment or termination of any contract through which the company leases its entire business to others, or the company appoints others to operate its business, or the company operates its business with others on a continuous basis;

•	transfer of its entire business or assets or a substantial part of its business or assets;

•	acquisition of the entire business or assets of any other company, which would have a significant impact on the company’s operations;

•	distribution of any stock dividend;

•	dissolution, merger or spin-off of the company;

•	issuance of restricted shares to employees; and

•	removal of the directors.

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

The depositary will mail to holders of ADSs any notice of a shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs.

If we fail to timely provide the depositary with an English-language translation of our notice of meeting or other materials related to any meeting of owners of common shares, the depositary will endeavor to cause all the deposited securities represented by ADSs to be present at the applicable meeting, insofar as practicable and permitted under applicable law, but will not cause those securities to be voted.

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

If we have timely provided the depositary with the materials described in the deposit agreement and the depositary has not timely received instructions from holders of at least 51.0% of the outstanding ADSs to vote in the same direction regarding any resolution to be considered at the meeting, then, holders of ADSs will be deemed to have authorized and directed the depositary bank to give a discretionary proxy to our chairman or his designee to attend and vote at the meeting our common shares represented by the ADSs in any manner our chairman or his designee may wish, which may not be in the interests of holders.

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

Register of Shareholders and Record Dates

Our share registrar, President Securities Corp., maintains our register of shareholders at its offices in Taipei, Taiwan. Under the R.O.C. Company Law and our Articles of Incorporation, we may, by giving advance public notice, set a record date and close the register of shareholders for a specified period in order for us to determine the shareholders or pledgees that are entitled to rights pertaining to our common shares. The specified period required is as follows:

•	annual general meeting—60 days;

•	extraordinary general shareholders’ meeting—30 days; and

•	relevant record date for distribution of dividends, bonuses or other interests—5 days.

Annual Financial Statements

At least 10 days before the annual general meeting, our annual financial statements, which are prepared in conformity with Taiwan IFRS, must be available at our principal executive office in Kaohsiung, Taiwan for inspection by the shareholders.

Transfer of Common Shares

The transfer of common shares in registered form is effected by endorsement and delivery of the related share certificates, but, in order to assert shareholders’ rights against us, the transferee must have his name and address registered on our register of shareholders. Shareholders are required to file their respective specimen seals, also known as chops, with us. Chops are official stamps widely used in Taiwan by individuals and other entities to authenticate the execution of official and commercial documents. The settlement of trading in our common shares is normally carried out on the book-entry system maintained by the Taiwan Depository & Clearing Corporation.

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

We may not pledge or hypothecate any of our shares purchased by us. In addition, we may not exercise any shareholders’ right attaching to such shares. In the event that we purchase our shares on the TWSE, our affiliates, directors, managers and shareholders, together with their respective spouse, minor children and/or nominees who hold 10% or more of our total issued shares (as well as such respective spouses, minor children and/or nominees) are prohibited from selling any of our shares during the period in which we are purchasing our shares.

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

Transfer Restrictions

Substantial Shareholders

The R.O.C. Securities and Exchange Act currently requires:

•	each director, manager, or substantial shareholder (that is, a shareholder who holds more than 10.0% shares of a company), together with their respective spouses, minor children or nominees, to report any change in that person’s shareholding (as well as such respective spouses, minor children or nominees), on a monthly basis, to the issuer of the shares; and

•	each director, manager, or substantial shareholder, together with their respective spouses, minor children or nominees, after acquiring the status of director, manager, or substantial shareholder for a period of six months, to report his or her intent to transfer any shares (as well as such respective spouses, minor children or nominees) on the TWSE or on the Taipei Exchange to the FSC at least three days before the intended transfer, unless the number of shares to be transferred does not exceed 10,000 shares.

In addition, the number of shares that can be sold or transferred on the TWSE or on the Taipei Exchange by any person subject to the restrictions described above on any given day may not exceed the greater of:

•	0.2% of the outstanding shares of the company in the case of a company with no more than 30 million outstanding shares; or

•	0.2% of 30 million shares plus 0.1% of the outstanding shares exceeding 30 million shares in the case of a company with more than 30 million outstanding shares; and

•	5.0% of the average trading volume (number of shares) on the TWSE for the 10 consecutive trading days preceding the reporting day on which the director, manager or substantial shareholder reports the intended share transfer to the FSC.

These restrictions do not apply to sales or transfers of our ADSs.

MATERIAL CONTRACT

Share Purchase Agreement between USI Shanghai and the shareholders of Financiere AFG S.A.S.

On December 12, 2019, the shareholders of FAFG and USI Shanghai entered into a share purchase agreement and a framework agreement pursuant to which the shareholders of FAFG undertook to sell the control of FAFG to USI Shanghai under the following terms and conditions:

•

pursuant to the FAFG Share Purchase Agreement, USIFR would acquire 71,530,174 shares, representing approximately 89.6% of the share capital and voting rights of FAFG, as at the closing date (“First FAFG Closing Date”) provided under the FAFG Share Purchase Agreement for the transfer of such shares (“FAFG First Transaction”);

•

pursuant to the framework agreement, as from the First FAFG Closing Date, ASDI would keep 8,317,462 shares, representing approximately 10.4% of the share capital and voting rights of FAFG, which would be (i) subsequently exchanged by ASDI against new shares issued by USI Shanghai, (ii) or alternatively, if such exchange is not possible, against a cash payment in an amount corresponding to the price per FAFG share used in the context of the First FAFG Transaction (the “Second FAFG Transaction” and, together with the First FAFG Transaction, the “FAFG Transaction”). In case of exchange of shares, the USI Shanghai shares granted to ASDI would be locked-up for a period of time to be agreed upon with the Chinese listing authorities, but which shall not exceed 36 months as from the completion of the Second FAFG Transaction.

The price for 100% of the shares of FAFG is equal to US$450.0 million, corresponding to a price per FAFG share equal to approximately US$5.63, subject to the adjustments provided under the FAFG Share Purchase Agreement, it being specified that such amounts in dollar would be converted into EUR and, with respect to the First FAFG Transaction, paid to the relevant selling shareholders of FAFG on the First FAFG Closing Date.

•

The aggregate closing consideration is the difference of (i) the sum of the base equity value of US$450.0 million, plus the transaction tax benefit, minus (ii) the sum of the aggregate amount of all seller transaction expenses incurred, paid or payable by FAFG or its subsidiaries after the locked box date, plus the aggregate option share net repurchase amount.

•	The earn-out amount is based on the cumulative net income after taxes of FAFG and its subsidiaries for a two-year period.

Since the contemplated FAFG Transaction involves the indirect sale of all of the subsidiaries of the group Asteelflash, including in Europe and throughout the world, the FAFG Transaction would have an international scope, involving many different jurisdictions. The closing of the First FAFG Transaction is subject to various conditions precedent, including customary regulatory authorizations with respect to antitrust and foreign investment. For antitrust approval, the FAFG Transaction will require an authorization in European Union, the United States, Taiwan and China. For foreign investment authorizations, the FAFG Transaction will require an authorization in Germany, France, and the United States. The FAFG Transaction is also subject to the approval of Chinese authorities.

The closing of the First FAFG Transaction is also subject to other closing conditions including but not limited to:

•	there is no event, until the First FAFG Closing Date, which would materially and adversely affect the activities of the group Asteelflash or the US market for electronic cigarettes;

•	the debt financing shall have been provided to USIFR pursuant to the debt commitment letter;

•	not less than 70% of the key employees shall continue to be employed and the chief executive officer of FAFG shall continue to provide the same services to FAFG and all its subsidiaries; and

•	the consolidated net income of FAFG and its subsidiaries as reflected in the closing net income financial statements shall be at least 80% of the target consolidated net income for 2019.

Syndicated Loan Agreement between ASEH and banking syndicates led by Bank of Taiwan, Mega International Commercial Bank, and Citibank, N.A., Taipei Branch

On April 30, 2018, we entered into a NT$90,000.0 million five-year syndicated credit facility, for which the Bank of Taiwan, Mega International Commercial Bank and Citibank, N.A., Taipei Branch acted as the agent banks, for the purpose of financing our funding needs for the SPIL Acquisition.

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

Pursuant to the terms and subject to the conditions set forth in the Joint Share Exchange Agreement, at the effective time of the Share Exchange (the “Effective Time”):

i.	for SPIL shareholders:

•	each SPIL common share, par value NT$10 per share, was issued immediately prior to the Effective Time (including SPIL’s treasury shares and the common shares of SPIL beneficially owned by ASE), and was transferred to ASEH in consideration for the right to receive NT$51.2, which represented NT$55, minus a cash dividend and a return of capital reserve of NT$3.8 per common share of SPIL distributed by SPIL on July 1, 2016, payable in cash in NT dollars, without interest and net of any applicable withholding taxes (“SPIL Common Shares Cash Consideration”); and

•	each SPIL American depositary share, representing five common shares of SPIL was canceled in exchange for the right to receive through JPMorgan Chase Bank, N.A., as depositary for the SPIL American depositary shares (“SPIL Depositary”), the U.S. dollar equivalent of NT$256 (representing five times of the SPIL Common Shares Cash Consideration) minus (i) all processing fees and expenses per SPIL American depositary shares in relation to the conversion from NT dollars into U.S. dollars, and (ii) US$0.05 per SPIL American depositary shares cancellation fees pursuant to the terms of the deposit agreement dated January 6, 2015 by and among SPIL, SPIL Depositary and the holders and beneficial owners from time to time of the SPIL American depositary shares issued thereunder, payable in cash in U.S. dollars, without interest and net of any applicable withholding taxes (“SPIL ADS Cash Consideration,” together with the SPIL Common Shares Cash Consideration, “Cash Consideration”).

ii.	for ASE shareholders:

•	each common share of ASE, par value NT$10 per share, issued immediately prior to the Effective Time (including ASE’s treasury shares), was transferred to ASE Technology Holding in consideration for the right to receive 0.5 ASE Technology Holding common shares, par value NT$10 per share; and

•	each ASE ADS, representing five common shares of ASE, represented the right to receive 1.25 ASEH ADS. Each ASEH ADS represents two ASEH common shares upon surrender for cancellation to Citibank, N.A., as depositary for the ASE ADSs, after the Effective Time. The ratio at which the common shares of ASE was exchanged for the common shares of ASEH and ASE ADSs was exchanged for ASEH American depositary shares is hereinafter referred to as the “Exchange Ratio.”

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

On March 26, 2018, TWSE approved the delisting of common shares of ASE and SPIL on April 30, 2018 and the listing of common shares of ASEH on the same day. On April 30, 2018, the Share Exchange consummated, ASE and SPIL became wholly owned subsidiaries of ASEH, and ASEH begun trading on TWSE under the stock symbol “3711” and on NYSE under the same ticker symbol “ASX.”

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

Except for certain specified industries, such as telecommunications, investments in R.O.C. listed companies by foreign investors are not subject to individual or aggregate foreign ownership limits. Custodians for foreign investors are required to submit to the Central Bank of the Republic of China (Taiwan) and the TWSE a monthly report of trading activities and status of assets under custody and other matters. Capital remitted to the R.O.C. under these guidelines may be remitted out of the R.O.C. at any time after the date the capital is remitted to the R.O.C. Capital gains and income on investments may be remitted out of the R.O.C. at any time.

Foreign investors (other than P.R.C. persons) who wish to make (i) direct investments in the shares of R.O.C. private companies or (ii) investment in 10.0% or more of the equity interest of a R.O.C. company listed on the TWSE or the Taipei Exchange in any single transaction are required to submit a foreign investment approval application to the MOEAIC or other applicable government authority. The MOEAIC or such other government authority reviews each foreign investment approval application and approves or disapproves each application after consultation with other governmental agencies (such as the Central Bank of the Republic of China (Taiwan) and the FSC).

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

The FSC announced the P.R.C. Regulations on April 30, 2009. According to the P.R.C. Regulations, a P.R.C. QDII is allowed to invest in R.O.C. securities (including less than 10.0% of shareholding of a R.O.C. company listed on the TWSE or the Taipei Exchange), provided that the total investment amount of any QDII does not exceed US$500 million. The custodians of QDIIs must apply with the TWSE for the remittance amount for each QDII, which cannot exceed US$100 million, and QDII can only invest in R.O.C. securities at an amount approved by the TWSE. In addition, QDIIs are currently prohibited from investing in certain industries, and their investment in any company of certain other industries is restricted to a certain percentage pursuant to a list promulgated by the FSC and amended from time to time. P.R.C. investors other than QDII are prohibited from making investments in a R.O.C. company listed on the TWSE or the Taipei Exchange if the investment is less than 10.0% of the equity interest of such R.O.C. company.

In addition to investments permitted under the P.R.C. Regulations, P.R.C. investors who wish to make (i) a direct investment in the shares of R.O.C. private companies or (ii) investments, individually or in the aggregate, in 10.0% or more of the equity interest of a R.O.C. company listed on the TWSE or the Taipei Exchange, are required to submit an investment approval application to the MOEAIC or other government authority. The MOEAIC or such other government authority reviews each investment approval application and approves or disapproves each application after consultation with other governmental agencies.

In addition to the general restriction against a direct investment by P.R.C. investors in securities of R.O.C. companies, P.R.C. investors may only invest in certain industries on the “positive list” promulgated by the Executive Yuan. Furthermore, a P.R.C. investor who wishes to be elected as a R.O.C. company’s director or supervisor shall submit an investment approval application to the MOEAIC or other government authority for approval.

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

TAXATION

R.O.C. Taxation

The following discussion describes the material R.O.C. tax consequences of the ownership and disposition of our common shares or ADSs by and to a non-resident individual or non-resident entity holder that owns our common shares or ADSs (referred to here as a “non-R.O.C. holder”). As used in the preceding sentence, a “non-resident individual” is a non-R.O.C. national who owns our common shares or ADSs and is not physically present in the R.O.C. for 183 days or more during any calendar year, and a “non-resident entity” is a corporation or a non-corporate body that owns our common shares or ADSs, is organized under the laws of a jurisdiction other than the R.O.C. and has no fixed place of business or business agent in the R.O.C.

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

Sales of ADSs are not regarded as sales of R.O.C. securities, and thus any gains derived from transfers of ADSs by non-R.O.C. holders are not currently subject to R.O.C. income tax.

Securities Transaction Tax

Securities transaction tax will be imposed on the seller at the rate of 0.3% of the transaction price upon a sale of common shares. Transfers of ADSs are not subject to R.O.C. securities transaction tax. During the one-year period from April 28, 2017 to April 27, 2018, the tax rate for day trading of shares meeting certain criteria was reduced to 0.15%. The Legislative Yuan approved on April 13, 2018 is an extension of the aforesaid reduction in the tax rate. Under the amended Securities Transaction Tax Act, which became effective on April 27, 2018, the aforesaid reduction in the tax rate applies until December 31, 2021.

Subscription Rights

Distributions of statutory subscription rights for our common shares in compliance with the R.O.C. Company Law are currently not subject to R.O.C. tax. Sales of statutory subscription rights evidenced by securities are subject to securities transaction tax, currently at the rate of 0.3% of the gross amount received. Holders are exempt from income tax on capital gains from the sale of statutory subscription rights evidenced by securities. Proceeds derived from sales of statutory subscription rights, which are not evidenced by securities, are not subject to securities transaction tax but are subject to income tax at a fixed rate of 20% of the income if the seller is a non-R.O.C. holder. Subject to compliance with R.O.C. law, we, in our sole discretion, may determine whether statutory subscription rights are evidenced by securities.

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

U.S. Holders should consult their tax advisers with regard to the application of the U.S. federal income tax laws to their common shares or ADSs, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Dividends

Distributions paid on our common shares or ADSs (other than certain pro rata distributions of our common shares to all shareholders, including holders of ADSs), including the amount of any R.O.C. taxes withheld thereon, reduced by any credit against the withholding tax on account of the retained earnings tax imposed on us, generally will constitute foreign-source dividend income to the extent paid out of our current or accumulated earnings and profits as determined in accordance with U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. The amount a U.S. Holder will be required to include in income for any dividend paid in NT dollars will be equal to the U.S. dollar value of the NT dollars paid, calculated by reference to the exchange rate in effect on the date the payment is received by the depositary (in the case of ADSs) or by a U.S. Holder (in the case of common shares), regardless of whether the payment is in fact converted into U.S. dollars on the date of receipt. If a U.S. Holder does not convert the NT dollars so received into U.S. dollars on the date of receipt, any gain or loss recognized on a subsequent sale or other disposition of the NT dollars generally will be U.S.-source ordinary income or loss. The amount of any taxable distribution of property other than cash will be the fair market value of such property on the date of distribution. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code.

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

Subject to applicable limitations and restrictions, some of which vary depending upon the U.S. Holder’s circumstances, and the discussion above regarding concerns expressed by the U.S. Treasury, the R.O.C. taxes withheld from dividend distributions, reduced by any credit against the withholding tax that is paid by us on account of the retained earnings tax, will be eligible for credit against the U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex and, therefore, U.S. Holders should consult their tax advisers regarding the availability of foreign tax credits in their particular circumstances. Instead of claiming a credit, U.S. Holders may, at their election, deduct otherwise creditable R.O.C. taxes in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

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

Passive Foreign Investment Company Rules

We believe that we were not a passive foreign investment company, or “PFIC,” for U.S. federal income tax purposes for our 2019 taxable year. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year.

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

Interest Rate Risk. Our exposure to interest rate risks relates primarily to our long-term floating rate loans, which are normally incurred to support our corporate activities and capital expenditures. See note 35 to our consolidated financial statements included in this annual report for details on interest rate sensitivity analysis.

The tables below set forth information relating to our significant obligations, including short-term borrowings and long-term borrowings, including bank loans, bills payable, lease liabilities and bonds payable, that are sensitive to interest rate fluctuations as of December 31, 2019.

		Expected Maturity Date
	2020	2021	2022	2023	2024	Thereafter	Total	Fair Value
	(in millions, except percentages)
Short-term borrowings:
Variable rate (NT$)	15,121.0	-	-	-	-	-	15,121.0	15,121.0
Average interest rate	0.95%	-	-	-	-	-	0.95%	-
Fixed rate (NT$)	4,850.0	-	-	-	-	-	4,850.0	4,850.0
Average interest rate	1.07%	-	-	-	-	-	1.07%	-
Variable rate (US$)	148.8	-	-	-	-	-	148.8	148.8
Average interest rate	1.97%	-	-	-	-	-	1.97%	-
Fixed rate (US$)	226.2	-	-	-	-	-	226.2	226.2
Average interest rate	2.50%	-	-	-	-	-	2.50%	-
Variable rate (RMB)	1,251.1	-	-	-	-	-	1,251.1	1,251.1
Average interest rate	4.17%	-	-	-	-	-	4.17%	-
Fixed rate (RMB)	50.0	-	-	-	-	-	50.0	50.0
Average interest rate	3.82%	-	-	-	-	-	3.82%	-
Fixed rate (EUR)	0.3	-	-	-	-	-	0.3	0.3
Average interest rate	0.70%	-	-	-	-	-	0.70%	-
Variable rate (HKD)	136.0	-	-	-	-	-	136.0	136.0
Average interest rate	4.16%	-	-	-	-	-	4.16%	-
Long-term borrowings:
Variable rate (NT$)	3,571.5	54,037.1	6,225.1	9,490.1	596.3	2,733.1	76,653.2	76,653.2
Average interest rate	1.69%	0.92%	1.58%	1.85%	0.40%	(0.63)%	1.06%	-
Fixed rate (NT$)	-	7,000.0	9,904.8	2,000.0	13,902.4	3,500.0	36,307.2	36,307.2
Average interest rate	-	1.30%	1.81%	1.50%	1.43%	1.03%	1.47%	-
Variable rate (US$)	35.2	1,099.4	364.4	47.1	-	-	1,546.1	1,546.1
Average interest rate	2.21%	2.17%	2.23%	2.34%	-	-	2.19%	-
Variable rate (PLN$)	2.6	2.6	2.6	1.3	-	-	9.1	9.1
Average interest rate	2.97%	2.94%	3.01%	3.06%	-	-	2.99%	-
Variable rate (RMB)	88.5	253.5	357.1	138.9	155.2	717.9	1,711.1	1,711.1
Average interest rate	4.30%	4.43%	4.80%	5.28%	5.34%	2.30%	3.76%	-

Foreign Currency Exchange Rate Risk. Our foreign currency exposure gives rise to market risk associated with exchange rate movements against the NT dollar, our functional currency. Currently, the majority of our revenues are denominated in U.S. dollars, with a portion denominated in NT dollars and Japanese yen. Our costs of revenues and operating expenses are incurred in several currencies, primarily in NT dollars, U.S. dollars, RMB, Japanese yen, Korean won, as well as, to a lesser extent, Singapore dollars, Malaysian ringgit and Polish zloty. In addition, a substantial portion of our capital expenditures, primarily for the purchase of packaging and testing equipment, has been, and is expected to continue to be, denominated primarily in U.S. dollars with the remainder in Japanese yen. The majority of our borrowings are denominated in NT dollars, U.S. dollars and RMB. Fluctuations in exchange rates, primarily among the U.S. dollar and Japanese yen against the NT dollar and RMB, will affect our costs and operating margins and could result in exchange losses and increased costs in NT dollar and other local currency terms. See note 35 to our consolidated financial statements included in this annual report for details on foreign currency exchange rate sensitivity analysis.

Despite hedging and mitigating techniques implemented by us, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations. We recorded net foreign exchange gains of NT$3,502.6 million in 2017, net foreign exchange losses of NT$1,015.6 million in 2018 and net foreign exchange gains of NT$1,125.7 million (US$37.6 million) in 2019. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign currency exchange rates, we hold a variety of derivative financial instruments, including currency forward exchange contracts and swap contracts, to reduce the impact of foreign currency fluctuations on our results of operations.

Our hedging strategy was to lift foreign currency borrowings to avoid 100% exchange rate exposure from its equity instruments denominated in foreign currency, which was designated as fair value hedges. Hedge adjustments were made to totally offset the foreign exchange gains or losses from those equity instruments denominated in foreign currency when they were evaluated based on the exchange rates on each balance sheet date. The source of hedge ineffectiveness in these hedging relationships was the material difference between the notional amounts of borrowings denominated in foreign currency and the cost of those equity instruments denominated in foreign currency. No other sources of ineffectiveness is expected to emerge from these hedging relationships.

The table below sets forth our outstanding forward exchange contracts and swap contracts, for which the expected maturity dates are in 2020, in aggregate terms by type of contract as of December 31, 2019.

Forward Exchange Contracts and Swap Contracts

	Forward Exchange Contracts	Swap Contracts

Buy US$ against NT$
Notional Amount	US$75.0 million	US$1,660.0 million
Weighted Average Strike Price	US$/NT$30.345	US$/NT$30.266
Fair Value	Negative US$1.223 million	Negative US$28.786 million

Buy US$ against RMB
Notional Amount	US$316.9 million	-
Weighted Average Strike Price	US$/RMB7.020	-
Fair Value	Negative US$1.822 million	-

Buy US$ against HKD
Notional Amount	US$218.3 million	-
Weighted Average Strike Price	US$/HKD7.812	-
Fair Value	Negative US$0.572 million	-

Sell US$ against NT$
Notional Amount	US$170.0 million	US$190.0 million
Weighted Average Strike Price	US$/NT$30.250	US$/NT$30.109
Fair Value	US$1.853 million	US$0.929 million

Sell US$ against RMB
Notional Amount	US$109.0 million	US$49.7 million
Weighted Average Strike Price	US$/RMB7.039	US$/RMB7.043
Fair Value	US$0.865 million	US$0.460 million

Sell US$ against JP¥
Notional Amount	US$87.4 million	US$45.9 million
Weighted Average Strike Price	US$/JP¥108.807	US$/JP¥108.985
Fair Value	US$0.179 million	US$0.306 million

Sell US$ against MYR
Notional Amount	US$26.0 million	US$11.0 million
Weighted Average Strike Price	US$/MYR4.167	US$/MYR4.137
Fair Value	US$0.416 million	US$0.109 million

Sell US$ against SGD
Notional Amount	US$8.6 million	-
Weighted Average Strike Price	US$/SGD1.359	-
Fair Value	US$0.082 million	-

Sell US$ against KRW
Notional Amount	-	US$28.0 million
Weighted Average Strike Price	-	US$/KRW1,159.100
Fair Value	-	US$0.035 million

Other Market Risk. Our exposure to other market risk relates primarily to our investments in quoted ordinary shares, open-end mutual funds, unquoted preferred shares, private-placement funds, and financial assets at fair value through other comprehensive income for the year ended December 31, 2019. The value of these investments may fluctuate based on various factors including prevailing market conditions. Moreover, the fair value of investments in unlisted securities may be significantly different from their carrying value. As of December 31, 2019, our investments in quoted ordinary shares, open-end mutual funds, unquoted preferred shares and private-placement funds classified as financial assets at fair value through profit or loss were NT$5,103.6 million (US$170.6 million). As of December 31, 2019, our investments classified as financial assets at fair value through other comprehensive income were NT$1,770.8 million (US$59.2 million), primarily consisting of unquoted ordinary shares, unsecured subordinate corporate bonds, unquoted preferred shares and limited partnership interests. If equity price was 1.0% higher or lower, profit before income tax would have increased or decreased approximately by NT$51.0 million (US$1.7 million) for the same period and other comprehensive income before income tax would have increased or decreased approximately by NT$8.0 million (US$2.7 million) for the same period. Furthermore, fluctuations in gold prices may also affect the price at which we have been able to purchase gold wire. How this will impact the results of our operations depends on whether such costs can be transferred onto our customers.

Item 12. Description of Securities Other Than Equity Securities

DEBT SECURITIES

Not applicable.

WARRANTS AND RIGHTS

Not applicable.

OTHER SECURITIES

Not applicable.

AMERICAN DEPOSITARY SHARES

Depositary Fees and Charges

As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Service	Fees
Issuance of ADSs (e.g., an issuance upon a deposit of shares, upon a change in ADS(s)-to-common shares(s) ratio, or for any other reason), excluding issuances as a result of distributions of common shares	Up to U.S. $5.00 per 100 ADSs issued
Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited common shares, upon a change in the ADS(s)-to-common share(s) ratio, or for any other reason)	Up to U.S. $5.00 per 100 ADSs cancelled
Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S. $5.00 per 100 ADSs held
Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. $5.00 per 100 ADSs held
Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to U.S. $5.00 per 100 ADSs held
ADS Services	Up to U.S. $5.00 per 100 ADSs held on the applicable record date(s) established by the Depositary

As an ADS holder you will also be responsible to pay certain charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;

•	the registration fees as may from time to time be in effect for the registration of common shares on the share register and applicable to transfers of common shares to or from the name of the custodian, the Depositary or any nominees upon the making of deposits and withdrawals, respectively;

•	certain cable, telex and facsimile transmission and delivery expenses;

•	the expenses and charges incurred by the Depositary in the conversion of foreign currency;

•	the fees and expenses incurred by the Depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to common shares, ADSs and ADRs; and

•	the fees and expenses incurred by the Depositary, the custodian or any nominee in connection with the servicing or delivery of deposited property.

ADS fees and charges payable upon (i) the issuance of ADSs and (ii) cancellation of ADSs will be payable by the person to whom the ADSs are so issued (in the case of ADS issuances) and by the person whose ADSs are being cancelled (in the case of ADS cancellations). In the case of ADSs issued by the Depositary into DTC or held via DTC, the ADS issuance and cancellation fees and charges will be payable by the DTC participant(s) receiving the ADSs or whose ADSs are being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account(s) of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participant(s) as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs.

In the event of refusal to pay the Depositary fees, the Depositary may, under the terms of the Deposit Agreement, refuse the requested service until payment is received or may set off the amount of the Depositary fees from any distribution to be made to the ADS holder. Certain of the depositary fees and charges (such as the ADS services fee) may become payable shortly after the Closing Date. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the Depositary. You will receive prior notice of such changes. The Depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the Depositary agree from time to time.

Depositary Payments

In 2019, we received the following payments from Citibank, N.A., the depositary bank for our ADR programs. The table below sets forth details of the amount we received from Citibank, N.A.

Items		Depositary Payments

Reimbursement of SEC Filing Fees	US$	633.00
Direct reimbursement	US$	2,010,642.25
Net payment received by us(1)	US$	2,011,275.25

__________________

(1)	Net of U.S. withholding tax.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

As of December 31, 2019, our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15(d)-15(e) under the Exchange Act. Our management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are effective for recording, processing, summarizing and reporting, within the time periods specified in the SEC’s rules and forms, for information required to be disclosed in the reports we file or submit under the Exchange Act, and for accumulating and communicating such information to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2019. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013).

Based on this assessment, management concluded that, as of December 31, 2019, our internal control over financial reporting is effective based on those criteria.

 Our evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2019 did not include an evaluation of the internal control over financial reporting of ASEEE, AMPI and UGPL, which we acquired on April 26, 2019, April 30, 2019 and October 31, 2019, respectively, and whose financial statements constituted 2% and 1% of net and total assets, respectively, 0% of operating revenues, and -4% of profit of the consolidated financial statement amounts as of and for the year ended December 31, 2019.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of

ASE Technology Holding Co., Ltd.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of ASE Technology Holding Co., Ltd. (a corporation incorporated under the laws of the Republic of China) and its subsidiaries (collectively, the “Group”) as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, based on our audit and the report of other auditors, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We did not audit the effectiveness of internal control over financial reporting of Siliconware Precision Industries Co., Ltd. and its subsidiaries (collectively, “SPIL”), a wholly owned subsidiary, whose consolidated financial statements reflect total assets and operating revenues constituting 23% and 22%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2019. The effectiveness of SPIL’s internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the effectiveness of SPIL’s internal control over financial reporting, is based solely on the report of other auditors.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2019 of the Group and our report dated March 27, 2020, expressed an unqualified opinion on those consolidated financial statements based on our audit and the report of other auditors.

As described in Management’s Annual Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at ASE Embedded Electronics Inc., Advanced Microelectronic Products Inc. and Chung Hong Electronics Poland Sp. z o.o. which were acquired on April 26, 2019, April 30, 2019 and October 31, 2019, respectively, and whose financial statements constituted 2% and 1% of net and total assets, respectively, 0% of operating revenues, and -4% of profit of the consolidated financial statement amounts as of and for the year ended December 31, 2019. Accordingly, our audit did not include the internal control over financial reporting at ASE Embedded Electronics Inc., Advanced Microelectronic Products Inc. and Chung Hong Electronics Poland Sp. z o.o..

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

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

March 27, 2020

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Siliconware Precision Industries Co., Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the consolidated balance sheets of Siliconware Precision Industries Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”)(not presented herein). We also have audited the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31 ,2019, based on criteria established in Internal Control- Integrated Framework (2013) issued by the COSO.

Change in Accounting Principles

As discussed in Note 3 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

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

March 19, 2020

We have served as the Company’s auditor since 1994.

Changes in Internal Control over Financial Reporting

Other than as explained below, there has been no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting during 2019.

On April 26, 2019, April 30, 2019 and October 31, 2019, we acquired of ASEEE, AMPI and UGPL, respectively. As a result of the timing, breadth and complexity of the transaction, we increased the level of resources involved in the application of our internal processes and controls to the financial closing. During 2020, we expect the following will occur with respect to these acquired businesses: (1) they will continue the transition to our accounting and reporting policies and processes, (2) they will assess the design and operating effectiveness of their internal control system based on criteria established in Internal Control- Integrated Framework (2013) issued by the COSO, and (3) their control systems and processes will be integrated into our framework of internal controls over financial reporting. These actions may precipitate changes in processes or controls.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our board of directors determined that Shen-Fu Yu, Ta-Lin Hsu and Mei-Yueh Ho are audit committee financial experts as defined under the applicable rules of the SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002 and are independent for the purposes of Rule 10A-3 of the Exchange Act.

Item 16B. Code of Ethics

We have adopted a Code of Business Conduct and Ethics (the “Code of Ethics”), which satisfies the requirements of Item 16B of Form 20-F and applies to all employees, officers, supervisors and directors of our Company and subsidiaries, including our chief executive officer, chief financial officer and principal accounting officer. The Code of Ethics contains the policies with respect to anti-corruption, fair competition, anti-money laundering, whistleblowing and regulatory compliance. The Code of Ethics has built robust and effective policies and procedures to enable high ethical standards of business conduct that can be persistently maintained. We have continued to implement the Code of Ethics through promoting awareness and educational activities among our employees, officers, supervisors and directors of our Company and subsidiaries in daily operation. The Code of Ethics is available on our website at: http://ir.aseglobal.com/html/ir_doc.php

Item 16C. Principal Accountant Fees and Services

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

	Year Ended December 31,
	2017	2018	2019
	NT$	NT$	NT$	US$

Audit fees(1)	158,872.5	157,244.5	168,874.7	5,646.1
Audit-related fees(2)	1,032.6	9,319.9	41,035.3	1,372.0
Tax fees(3)	16,087.7	31,394.8	23,532.4	786.8
All other fees(4)	19,024.7	19,776.7	7,063.0	236.1
Total	195,017.5	217,735.9	240,505.4	8,041.0

_____________________

(1)	Audit fees are defined as the standard audit and review work that needs to be performed each year in order to issue an opinion on our consolidated financial statements and to issue reports on the local statutory financial statements. It also includes services that can only be provided by our auditor such as statutory audits required by the Tax Bureau of the R.O.C. and the Customs Bureau of the R.O.C., consents, and comfort letters and any other audit services required for SEC or other regulatory filings.
(2)	Audit-related fees consist of assurance and related services by Deloitte & Touche that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under Audit Fees. The service for the fees disclosed under this category relate to cash capital increase and bonds offering.
(3)	Tax fees consist of professional services rendered by Deloitte & Touche for tax compliance and tax advice. The services for the fees disclosed under this category include tax return preparation and technical tax advice.
(4)	Other fees primarily consist of a risk management advisory fee and a business operation and process advisory fee, among others.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Share Repurchase

On February 26, 2015, we announced a share repurchase program, or Seventh Share Repurchase, approved by our board of directors, to repurchase up to 120.0 million of our common shares, which accounts for 1.53% of our total issued shares, at prices between NT$32.0 to NT$55.0 per share during the period from March 2, 2015 to April 30, 2015. The program authorized us to repurchase up to NT$6,600 million worth of our issued common shares in open market transactions. This share repurchase program concluded on March 27, 2015. A total of 120.0 million of our common shares had been repurchased pursuant to this program. In March 2018, pursuant to the R.O.C. Business Mergers and Acquisitions Act, ASE’s board of directors resolved to repurchase its 1,852,000 common shares at the price of NT$38.5 per share from dissenting shareholders of the Share Exchange; all of the repurchased common shares from dissenting shareholders of the Share Exchange were canceled in April, 2018.

Item 16F. Change In Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

As a company listed on the NYSE, we are subject to certain corporate governance rules of the NYSE. The application of the NYSE’s corporate governance rules is limited for foreign private issuers, recognizing that they have to comply with domestic requirements. As a foreign private issuer, we must comply with the following NYSE corporate governance rules: 1) satisfy the audit committee requirements of the SEC; 2) the chief executive officer must promptly notify the NYSE in writing upon becoming aware of any material noncompliance with applicable NYSE corporate governance rules; 3) submit annual and interim affirmations to the NYSE regarding compliance with applicable NYSE corporate governance requirements; and 4) provide a brief description of any significant differences between our corporate governance practices and those required of U.S. companies under the NYSE listing standards. The table below sets forth the significant differences between our corporate governance practices and those required of U.S. companies under the NYSE listing standards.

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

The R.O.C. Company Law requires that directors be elected by shareholders. Under R.O.C. law and regulations, companies that have independent directors are required to adopt a candidate nomination system for the election of independent directors. Our three independent directors were elected through the candidate nomination system provided in our Articles of Incorporation. However, starting from 2021, the directors (including Independent directors) of the company listed on the TWSE or the Taipei Exchange shall be nominated by adopting the candidate nomination system.

Compensation committee

Listed companies must have a compensation committee composed entirely of independent directors and governed by a written charter that provides for certain responsibilities of the committee set out in the NYSE listing standards.	We have a compensation committee as required by the regulations promulgated by the FSC. The charter of such committee contains similar responsibilities as those provided under NYSE listing standards.

In addition to any requirement of Rule 10A-3(b)(1), all compensation committee members must satisfy the independence requirements for independent directors set out in the NYSE listing standards.	We do not assess the independence of our compensation committee member under the independence requirements of the NYSE listing standards but adopt the independence standard as promulgated under the R.O.C. Regulations Governing the Appointment and Exercise of Powers by the Remuneration Committee of a Company Whose Stock is Listed on the TWSE or the Taipei Exchange.

Audit committee

Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	We have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act and the requirements under R.O.C. Securities and Exchange Act.

The audit committee must have a minimum of three members. In addition to any requirement of Rule 10A-3(b)(1), all audit committee members must satisfy the independence requirements for independent directors set out in the NYSE listing standards.	We currently have three members on our audit committee. Our audit committee members satisfy the independence requirements of Rule 10A-3 under the Exchange Act. We do not assess the independence of our audit committee member under the independence requirements of the NYSE listing standards.

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

Each listed company must have an internal audit function.	We have an internal audit function. Under the R.O.C. Regulations for the Establishment of Internal Control Systems by Public Companies, a public company is required to set out its internal control systems in writing, including internal audit implementation rules, which must be approved by the board of directors. Our entire board of directors and the chief executive officer are responsible for the establishment of the internal audit functions, compliance with the internal audit implementation rules and oversight of our internal control systems, including the appointment and retention of our independent auditor.

Equity compensation plans

Shareholders must be given the opportunity to vote on all equity compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans.	The board of directors has authority under R.O.C. laws and regulations to approve (i) the distribution of employee compensation and (ii) employee stock option plans by a majority vote of the board of directors at a meeting where at least two-thirds of all directors are present and to grant options to employees pursuant to such plans, provided that shareholders’ approval is required if the exercise price of an option would be less than the closing price of the common shares on the TWSE on the grant date of the option, subject to the approval of the Securities and Futures Bureau of the FSC, and to approve treasury stock programs and the transfer of shares to employees under such programs by a majority vote of the board of directors in a meeting where at least two-thirds of all directors are present.

Corporate governance guidelines

Listed companies must adopt and disclose corporate governance guidelines.	We currently comply with the domestic non-binding Corporate Governance Best-Practice Principles for TWSE and Taipei Exchange Listed Companies promulgated by the TWSE and the Taipei Exchange, and we provide an explanation of the differences between our practice and the principles, if any, in our R.O.C. annual report.

Code of ethics for directors, officers and employees

Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a code of ethics that satisfies the requirements of Item 16B of Form 20-F and applies to all employees, officers, supervisors and directors of our company and our subsidiaries and will disclose any waivers of the code as required by Item 16B of Form 20-F. We have posted our code of ethics on our website.

Description of significant differences

Listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listing standards.	This table contains the significant differences between our corporate governance practices and those required of U.S. companies under the NYSE listing standards.

CEO certification

Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary.	As a foreign private issuer, we are not required to comply with this rule; however, our chief executive officer provides certifications under Sections 302 and 906 of the Sarbanes-Oxley Act.

Each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of Section 303A.	We intend to comply with this requirement.

Each listed company must submit an executed Written Affirmation annually to the NYSE. In addition, each listed company must submit an interim Written Affirmation each time a change occurs to the board or any of the committees subject to Section 303A. The annual and interim Written Affirmations must be in the form specified by the NYSE.	We have complied with this requirement to date and intend to continue to comply going forward.

Website

Listed companies must have and maintain a publicly accessible website.	We have and maintain a publicly accessible website.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

The Company has elected to provide financial statements for fiscal year 2019 and the related information pursuant to Item 18.

Item 18. Financial Statements

Reference is made to pages F-1 to F-127 of this annual report.

The consolidated financial statements of the Company and the report thereon by its independent registered public accounting firm listed below are attached hereto as follows:

(a)	Report of Independent Registered Public Accounting Firm of the Company dated March 27, 2020 (pages F-1 to F-2).

(b)	Report of Independent Registered Public Accounting Firm of SPIL dated March 19, 2020 (page F-3).

(c)	Consolidated Balance Sheets of the Company and subsidiaries as of December 31, 2018 and 2019 (page F-4 to F-5).

(d)	Consolidated Statements of Comprehensive Income of the Company and subsidiaries for the years ended December 31, 2017, 2018 and 2019 (page F-6 to F-7).

(e)	Consolidated Statements of Changes in Equity of the Company and subsidiaries for the years ended December 31, 2017, 2018 and 2019 (page F-8 to F-9).

(f)	Consolidated Statements of Cash Flows of the Company and subsidiaries for the years ended December 31, 2017, 2018 and 2019 (pages F-10 to F-12).

(g)	Notes to Consolidated Financial Statements of the Company and subsidiaries (pages F-13 to F-127).

Item 19. Exhibits

1.	Articles of Incorporation of the Registrant (English translation of Chinese version) (incorporating all amendments as of June 27, 2019).

2.

(a)	*Deposit Agreement, dated as of April 30, 2018, by and among ASE Technology Holding Co., Ltd., a company organized under the laws of the Republic of China and previously known as “ASE Industrial Holding Co., Ltd.”, Citibank, N.A., as Depositary, and the Holders and Beneficial Owners of American Depositary Shares issued thereunder.

(b)	*Description of Securities

4.

(a)	^ Asset Purchase Agreement dated as of July 3, 1999 among ASE (Chung Li) Inc., ASE Inc., Motorola Electronics Taiwan, Ltd. and Motorola, Inc. (incorporated by reference to Exhibit 10.2 to ASE Test’s registration statement on Form F-3 (File No. 333-10892) filed on September 27, 1999 (the “ASE Test 1999 Form-3”)).

(b)	Agreement dated as of June 5, 2002 among ASE (Chung Li) Inc., ASE Inc., Motorola Electronics Taiwan, Ltd. and Motorola, Inc. amending certain earn-out arrangements provided for in Section 2.09(b)(ii)(D) of the Asset Purchase Agreement dated as of July 3, 1999 among the same parties (incorporated by reference to Exhibit 4(b) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2002 filed on June 30, 2003).

(c)	^ Stock Purchase Agreement dated as of July 3, 1999 among ASE Investment (Labuan) Inc., ASE Inc., Motorola Asia Ltd. and Motorola, Inc. relating to the purchase and sale of 100.0% of the common stock of Motorola Korea Ltd. (incorporated by reference to Exhibit 10.3 to the ASE Test 1999 Form F-3).

(d)	† BGA Immunity Agreement dated as of January 25, 1994 between ASE Inc. and Motorola, Inc. (incorporated by reference to Exhibit 10.6 to the Form F-1).

(e)	† Amendment dated March 18, 2003 renewing the BGA Immunity Agreement dated as of January 25, 1994 between ASE Inc. and Motorola, Inc. (incorporated by reference to Exhibit 4(g) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2003 filed on June 30, 2004).

(f)	Consent dated June 9, 2004 to the Assignment of the BGA Immunity Agreement between ASE Inc. and Motorola, Inc. dated January 25, 1994 (incorporated by reference to Exhibit 4(h) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2003 filed on June 30, 2004).

(g)	Asset Purchase Agreement by and among Flextronics Manufacturing (M) Sdn Bhd, as Buyer, ASE Electronics (M) Sdn. Bhd. as Company, dated as of October 3, 2005 (incorporated by reference to Exhibit 4(g) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2005 filed on June 19, 2006).

(h)	Joint Venture Agreement dated as of July 14, 2006 among ASE and Powerchip Semiconductor Corp. relating to the establishment of, and our investment of 60.0% in, PowerASE (incorporated by reference to Exhibit 4(r) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2006 filed on June 25, 2007, as amended).

(i)	Sale and Purchase Agreement dated January 11, 2007 among J&R Holding Limited and Seacoast Profits Limited relating to our acquisition of 100% of GAPT (incorporated by reference to Exhibit 4(s) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2006 filed on June 25, 2007, as amended).

(j)	Equity Interests Transfer Agreement dated August 6, 2007 by and among NXP B.V., NXP Semiconductors Suzhou Ltd. and J&R Holding Limited relating to our acquisition of 60% of ASEN, our joint venture with NXP Semiconductors (incorporated by reference to Exhibit 4(j) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2008 filed on June 24, 2009).

(k)	Scheme Implementation Agreement dated September 4, 2007 between ASE and ASE Test Limited relating to our acquisition of all the outstanding ordinary shares of, and the privatization of, ASE Test (incorporated by reference to Appendix A to Exhibit (a)(1) to Schedule 13E-3 (File No. 005-55723) filed by ASE Test on January 4, 2008).

(l)	Syndicated Loan Agreement in the amount of NT$24,750 million dated March 3, 2008 among ASE, Citibank, N.A., Taipei Branch and the banks and banking institutions listed on Schedule I thereto relating to our acquisition of all the outstanding ordinary shares of, and the privatization of, ASE Test (incorporated by reference to Exhibit 4(l) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2008 filed on June 24, 2009).

(m)	Equity Purchase Agreement dated March 17, 2008 between Aimhigh Global Corp., TCC Steel and J&R Holding Limited in respect of Weihai Aimhigh Electronic Co. Ltd. relating to our acquisition of 100% of ASE (Weihai), Inc. (incorporated by reference to Exhibit 4(m) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2008 filed on June 24, 2009).

(n)	Syndicated Loan Agreement in the amount of US$200 million dated May 29, 2008 among ASE, Citibank, N.A., Taipei Branch and the banks and banking institutions listed on Schedule I thereto relating to our acquisition of all the outstanding ordinary shares of, and the privatization of, ASE Test (incorporated by reference to Exhibit 4(n) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2008 filed on June 24, 2009).

(o)	Equity Purchase Agreement dated October 25, 2011 between PowerASE Technology, Inc. and certain shareholders of Lu-Chu Development Corporation relating to our acquisition of 72.97% of all the outstanding ordinary shares of Lu-Chu Development Corporation (incorporated by reference to Exhibit 4(o) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2011 filed on April 20, 2012).

(p)	Equity Purchase Agreement dated October 25, 2011 between PowerASE Technology, Inc. and shareholders of Lu-Chu Development Corporation listed on Schedule I thereto relating to our acquisition of 9.3% of all the outstanding ordinary shares of Lu-Chu Development Corporation (incorporated by reference to Exhibit 4(p) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2011 filed on April 20, 2012).

(q)	Equity Purchase Agreement dated November 17, 2011 between ASE Assembly & Test (Shanghai) Limited and Kunshan Ding Yao Real Estate Development Co., Ltd. Relating to our acquisition of 10% equity of Shanghai Ding Hui Real Estate Development Co., Ltd. (incorporated by reference to Exhibit 4(q) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2011 filed on April 20, 2012).

(r)	Equity Purchase Agreement dated January 13, 2012 between ASE and shareholders of Yang Ting Tech Co., Ltd. listed on Schedule I thereto relating to our acquisition of 61.63% of all the outstanding ordinary shares of Yang Ting Tech Co., Ltd. (incorporated by reference to Exhibit 4(r) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2011 filed on April 20, 2012).

(s)	Equity Purchase Agreement dated January 13, 2012 between ASE and shareholders of Yang Ting Tech Co., Ltd. listed on Schedule I thereto relating to our acquisition of 38.37% of all the outstanding ordinary shares of Yang Ting Tech Co., Ltd. (incorporated by reference to Exhibit 4(s) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2011 filed on April 20, 2012).

(t)	Joint Share Exchange Agreement dated June 30, 2016 between ASE and SPIL relating to our proposed acquisition of 100% of the common shares and American depositary shares of SPIL (incorporated by reference to Annex A to our registration statement on Form F-4 (File No. 333-214752) filed on November 22, 2016).

(u)	Syndicated Loan Agreement in the amount of NT$90,000 million dated April 30, 2018 among ASE Technology Holding Co., Ltd. and Bank of Taiwan, Mega International Commercial Bank, Citibank, N.A., Taipei Branch, and banks and banking institutions listed on Schedule I thereto relating to our financing needs for the SPIL Acquisition (incorporated by reference to Exhibit 4(u) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2018 filed on April 26, 2019).

8.	*List of Subsidiaries

12.

(a)	*Certification of Jason C.S. Chang, required by Rule 13a-14(a) of the Exchange Act.

(b)	*Certification of Joseph Tung, required by Rule 13a-14(a) of the Exchange Act.

13.	*Certification of the Chief Executive Officer and the Chief Financial Officer of ASE Technology Holdings Co. Ltd. required by Rule 13a-14(b) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.

(a)	*Consent of Deloitte & Touche.

(b)	*Consent of PricewaterhouseCoopers.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

___________________

†	Does not contain portions for which confidential treatment has been granted.
^	Filed in paper.
*	Filed herewith.

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
Name: Joseph Tung
Title: Chief Financial Officer

Date: March 31, 2020

ASE Technology Holding Co., Ltd.

and Subsidiaries

Consolidated Financial Statements as of December 31, 2018 and 2019 and for the Years Ended December 31, 2017, 2018 and 2019 and

Reports of Independent Registered Public

Accounting Firms

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of

ASE Technology Holding Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ASE Technology Holding Co., Ltd. (a corporation incorporated under the laws of the Republic of China) and its subsidiaries (collectively, the “Group”) as of December 31, 2018 and 2019, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “Consolidated Financial Statements”) (all expressed in New Taiwan Dollars). In our opinion, based on our audits and the report of other auditors, the Consolidated Financial Statements present fairly, in all material respects, the financial position of the Group as of December 31, 2018 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We did not audit the consolidated financial statements of Siliconware Precision Industries Co., Ltd. and its subsidiaries (collectively, “SPIL”), in which the Group’s investment was accounted for (1) as an investment accounted for using the equity method for the year ended December 31, 2017 and the period from January 1, 2018 through April 29, 2018 and (2) as a consolidated subsidiary as of December 31, 2018 and 2019, and for the period from April 30, 2018 through December 31, 2018 and for the year ended December 31, 2019. The accompanying Consolidated Financial Statements included its share of profit in SPIL of NT$ 915,253 thousand and NT$127,266 thousand for the year ended December 31, 2017 and the period from January 1, 2018 through April 29, 2018. The total assets of SPIL constituted 22% and 23% of the Group’s total assets as of December 31, 2018 and 2019, respectively, and the revenues of SPIL for the period from April 30, 2018 through December 31, 2018 and for the year ended December 31, 2019 constituted 17% and 22% of the Group’s revenues for each of the two years in the period ended December 31, 2019. The consolidated financial statements of SPIL were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for SPIL, is based solely on the report of other auditors.

Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 4 to the Consolidated Financial Statements. Such U.S. dollar amounts are presented solely for the convenience of the readers outside the Republic of China.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 27, 2020, expressed an unqualified opinion on the Group’s internal control over financial reporting based on our audit and the report of other auditors.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the Consolidated Financial Statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the Consolidated Financial Statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill - Packaging and Testing Segments - Refer to Notes 4, 5 and 18 to the Consolidated Financial Statements

Critical Audit Matter Description

The Group’s evaluation of goodwill for impairment involves the comparison of the value in use of each segment to its carrying value. The Group used the discounted cash flow model to estimate value in use, which requires management to make significant estimates and assumptions related to discount rates and forecasts of future revenues. Changes in these assumptions could have a significant impact on either the value in use, the amount of any goodwill impairment charge, or both. The goodwill balance was NT$50,198,436 thousand (US$1,678,316 thousand) as of December 31, 2019, of which NT$35,717,828 thousand (US$1,194,177 thousand) and NT$13,421,321 thousand (US$448,724 thousand) were allocated to the packaging segment and the testing segment, respectively. Both the value in use of the packaging segment and the testing segment exceeded their carrying values as of the measurement date and, therefore, no impairment was recognized.

We identified the valuation of goodwill for the Group’s packaging segment and testing segment as a critical audit matter due to the significant estimates and assumptions management makes to estimate the value in use of both the packaging segment and the testing segment and the sensitivity of their operations to changes in demand. Auditing management’s judgments related to the selection of the discount rates and forecasts of future revenues for the packaging segment and the testing segment required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the discount rates and forecasts of future revenues used by management to estimate the value in use of the packaging segment and the testing segment included the following, among others:

•	We tested the design and operating effectiveness of controls over management’s goodwill impairment evaluation, including those over the determination of the value in use of the packaging segment and the testing segment, such as controls related to management’s selection of the discount rate and assessment on the reasonableness of forecasts of future revenue.

•	We evaluated management’s ability to accurately forecast future revenues by comparing actual results to management’s historical forecasts.

•	We performed sensitivity analyses to evaluate the risk of impairment if key assumptions are changed.

•	With the assistance of our fair value specialists, we evaluated the reasonableness of the discount rate selected by performing certain procedures, including:

–	Testing the source information underlying the determination of the discount rate and the mathematical accuracy of the calculation.

–	Developing a range of independent estimates and comparing those to the discount rate selected by management.

/s/Deloitte & Touche

Taipei, Taiwan

Republic of China

March 27, 2020

We have served as the Group’s auditor since 1984.

 Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of

  Siliconware Precision Industries Co., Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the consolidated balance sheets of Siliconware Precision Industries Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”)(not presented herein). We also have audited the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31 ,2019, based on criteria established in Internal Control

- Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 3 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

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

March 19, 2020

We have served as the Company’s auditor since 1994.

ASE Technology Holding Co., Ltd. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in Thousands)

	December 31, 2018	December 31, 2019
ASSETS	NT$	NT$	US$ (Note 4)

CURRENT ASSETS
Cash and cash equivalents (Note 6)	$51,518,436	$60,130,875	$2,010,394
Financial assets at fair value through profit
or loss - current (Note 7)	7,262,227	4,127,566	137,999
Contract assets - current (Note 42)	4,488,500	5,897,316	197,169
Trade receivables, net (Note 10)	79,481,359	78,948,473	2,639,534
Other receivables	1,283,180	1,293,819	43,257
Current tax assets (Note 27)	524,263	553,092	18,492
Inventories (Note 11)	36,627,451	33,883,750	1,132,857
Inventories related to real estate business (Notes 12 and 37)	10,060,608	11,416,726	381,703
Other financial assets - current (Notes 13 and 37)	6,539,467	765,834	25,605
Other current assets	3,773,384	4,983,667	166,622

Total current assets	201,558,875	202,001,118	6,753,632

NON-CURRENT ASSETS
Financial assets at fair value through profit or loss - non-current (Note 7)	636,231	1,161,430	38,831
Financial assets at fair value through other comprehensive income - non-current (Note 8)	1,597,323	1,770,775	59,203
Investments accounted for using the equity method (Note 14)	9,312,308	12,085,207	404,052
Property, plant and equipment (Notes 15, 26, 37 and 38)	214,592,588	232,093,327	7,759,723
Right-of-use assets (Notes 3 and 16)	—	9,792,221	327,390
Investment properties (Notes 17, 26 and 37)	7,738,379	12,854,071	429,758
Goodwill (Notes 18 and 30)	49,974,446	50,198,436	1,678,316
Other intangible assets (Notes 19, 26 and 30)	30,897,700	29,024,392	970,391
Deferred tax assets (Note 27)	5,108,357	4,707,704	157,396
Other financial assets - non-current (Notes 13 and 37)	1,044,294	559,493	18,706
Long-term prepayments for lease (Notes 20 and 37)	10,764,835	—	—
Other non-current assets	836,591	975,532	32,616

Total non-current assets	332,503,052	355,222,588	11,876,382

TOTAL	$534,061,927	$557,223,706	$18,630,014

                      (Continued)

ASE Technology Holding Co., Ltd. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in Thousands)

	December 31, 2018	December 31, 2019
LIABILITIES AND EQUITY	NT$	NT$	US$ (Note 4)

CURRENT LIABILITIES
Short-term borrowings (Note 21)	$43,263,469	$37,339,028	$1,248,379
Financial liabilities at fair value through profit or loss - current (Note 7)	36,655	973,571	32,550
Financial liabilities for hedging - current (Note 35)	3,899,634	3,233,301	108,101
Trade payables	56,884,116	56,065,639	1,874,478
Other payables (Note 23)	31,003,882	39,181,690	1,309,986
Current tax liabilities (Note 27)	6,781,136	4,858,578	162,440
Lease liabilities - current (Note 16)	—	632,802	21,157
Current portion of bonds payable (Note 22)	—	250,000	8,358
Current portion of long-term borrowings (Notes 21 and 37)	10,779,034	5,112,768	170,938
Other current liabilities	5,984,156	6,652,925	222,432

Total current liabilities	158,632,082	154,300,302	5,158,819

NON-CURRENT LIABILITIES
Bonds payable (Note 22)	16,985,936	36,272,155	1,212,710
Long-term borrowings (Notes 21 and 37)	127,119,295	135,965,830	4,545,832
Deferred tax liabilities (Note 27)	5,806,713	5,772,237	192,987
Lease liabilities - non-current (Note 16)	—	5,176,123	173,057
Net defined benefit liabilities (Note 24)	5,118,677	5,254,401	175,674
Other non-current liabilities	1,371,302	1,680,346	56,180

Total non-current liabilities	156,401,923	190,121,092	6,356,440

Total liabilities	315,034,005	344,421,394	11,515,259

EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY (Note 25)
Share capital
Ordinary shares	43,201,486	43,254,026	1,446,139
Shares subscribed in advance	15,658	51,261	1,714
Total share capital	43,217,144	43,305,287	1,447,853
Capital surplus	143,276,664	138,910,363	4,644,279
Retained earnings
Legal reserve	—	2,203,895	73,684
Special reserve	3,353,938	6,902,782	230,785
Unappropriated earnings	20,403,477	21,029,962	703,108
Total retained earnings	23,757,415	30,136,639	1,007,577
Other equity	(6,903,681)	(10,965,782)	(366,626)
Treasury shares	(1,959,107)	(1,959,107)	(65,500)

Equity attributable to owners of the Company	201,388,435	199,427,400	6,667,583

NON-CONTROLLING INTERESTS (Note 25)	17,639,487	13,374,912	447,172

Total equity	219,027,922	212,802,312	7,114,755

TOTAL	$534,061,927	$557,223,706	$18,630,014

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ASE Technology Holding Co., Ltd. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in Thousands Except Earnings Per Share)

	For the Year Ended December 31
	2017	2018	2019
	NT$	NT$	NT$	US$ (Note 4)

OPERATING REVENUES (Note 42)	$290,441,208	$371,092,421	$413,182,184	$13,814,182

OPERATING COSTS (Notes 12 and 26)	237,708,937	309,929,371	348,871,391	11,664,038

GROSS PROFIT	52,732,271	61,163,050	64,310,793	2,150,144

OPERATING EXPENSES (Note 26)

Selling and marketing expenses	3,308,992	4,933,602	5,751,168	192,282
General and administrative expenses	12,458,054	14,618,900	16,637,887	556,265
Research and development expenses	11,746,613	14,962,799	18,395,334	615,023

Total operating expenses	27,513,659	34,515,301	40,784,389	1,363,570

OTHER OPERATING INCOME AND EXPENSES, NET (Note 26)	108,556	371,583	(268,555)	(8,979)

PROFIT FROM OPERATIONS	25,327,168	27,019,332	23,257,849	777,595

NON-OPERATING INCOME AND EXPENSES
Other income (Note 26)	707,754	1,092,558	1,359,093	45,439
Other gains, net (Note 26)	6,259,453	7,874,273	2,683,989	89,735
Finance costs (Note 26)	(1,799,494)	(3,568,241)	(4,203,395)	(140,535)
Share of the profit or loss of associates and joint ventures	525,782	(480,244)	182,275	6,094

Total non-operating income and expenses	5,693,495	4,918,346	21,962	733

PROFIT BEFORE INCOME TAX	31,020,663	31,937,678	23,279,811	778,328

INCOME TAX EXPENSE (Note 27)	6,523,603	4,513,369	5,011,246	167,544

PROFIT FOR THE YEAR	24,497,060	27,424,309	18,268,565	610,784

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	205,344	(308,180)	(365,262)	(12,212)
Unrealized loss on equity instruments at fair value through other comprehensive income	—	(422,441)	(216,121)	(7,226)
Share of other comprehensive income (loss) of associates and joint ventures	7,249	(558,217)	1,504,760	50,310
Income tax relating to items that will
not be reclassified subsequently
to profit or loss	(51,217)	134,853	(3,816)	(128)
	161,376	(1,153,985)	919,561	30,744

(Continued)

ASE Technology Holding Co., Ltd. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in Thousands Except Earnings Per Share)

	For the Year Ended December 31
	2017	2018	2019
	NT$	NT$	NT$	US$ (Note 4)

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	$(5,287,734)	$227,821	$(5,202,145)	$(173,927)
Unrealized gain on available-for-sale
financial assets	224,036	—	—	—
Unrealized loss on investments in
debt instruments at fair value
through other comprehensive income	—	(63,076)	(2,052)	(69)
Share of other comprehensive
income (loss) of associates
and joint ventures	264,389	136,608	(85,975)	(2,874)
	(4,799,309)	301,353	(5,290,172)	(176,870)

Other comprehensive loss for the
year, net of income tax	(4,637,933)	(852,632)	(4,370,611)	(146,126)

TOTAL COMPREHENSIVE INCOME
FOR THE YEAR	$19,859,127	$26,571,677	$13,897,954	$464,658

PROFIT FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company	$22,819,119	$26,220,721	$17,060,591	$570,397
Non-controlling interests	1,677,941	1,203,588	1,207,974	40,387

	$24,497,060	$27,424,309	$18,268,565	$610,784

TOTAL COMPREHENSIVE INCOME
FOR THE YEAR ATTRIBUTABLE
TO:
Owners of the Company	$18,524,067	$25,620,461	$13,122,185	$438,722
Non-controlling interests	1,335,060	951,216	775,769	25,936

	$19,859,127	$26,571,677	$13,897,954	$464,658

EARNINGS PER SHARE (Note 28)
Basic	$5.59	$6.18	$4.01	$0.13
Diluted	$5.19	$6.07	$3.91	$0.13

EARNINGS PER AMERICAN DEPOSITARY SHARE (“ADS”) (Note 28)
Basic	$11.18	$12.35	$8.02	$0.27
Diluted	$10.38	$12.14	$7.82	$0.26

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ASE Technology Holding Co., Ltd. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in Thousands)

	Equity Attributable to Owners of the Company
								Other Equity
									Unrealized	Unrealized Gain
								Exchange	Gain (Loss) on	(Loss) on Financial
	Share Capital			Retained Earnings				Differences on	Available -for-	Assets at Fair Value
	Shares							Translating	sale	Through Other
	(In Thousands)	Amounts	Capital Surplus	Legal Reserve	Special Reserve	Unappropriated Earnings	Total	Foreign Operations	Financial Assets	Comprehensive Income	Total	Treasury Shares	Total	Non-controlling Interests	Total Equity

BALANCE AT JANUARY 1, 2017	7,946,184	$79,568,040	$22,266,500	$14,597,032	$3,353,938	$44,188,554	$62,139,524	$(1,643,623)	$(197,314)	$—	$(1,840,937)	$(7,292,513)	$154,840,614	$12,000,551	$166,841,165

Appropriation of 2016 earnings
Legal reserve	—	—	—	2,168,034	—	(2,168,034)	—	—	—	—	—	—	—	—	—
Cash dividends distributed by the Company	—	—	—	—	—	(11,415,198)	(11,415,198)	—	—	—	—	—	(11,415,198)	—	(11,415,198)

	—	—	—	2,168,034	—	(13,583,232)	(11,415,198)	—	—	—	—	—	(11,415,198)	—	(11,415,198)

Net profit for the year ended December 31, 2017	—	—	—	—	—	22,819,119	22,819,119	—	—	—	—	—	22,819,119	1,677,941	24,497,060

Other comprehensive income (loss) for the year ended
December 31, 2017, net of income tax	—	—	—	—	—	175,100	175,100	(5,090,036)	619,884	—	(4,470,152)	—	(4,295,052)	(342,881)	(4,637,933)

Total comprehensive income (loss) for the year
ended December 31, 2017	—	—	—	—	—	22,994,219	22,994,219	(5,090,036)	619,884	—	(4,470,152)	—	18,524,067	1,335,060	19,859,127

Change from investments in associates accounted for
using the equity method	—	—	1,490	—	—	—	—	—	—	—	—	—	1,490	—	1,490

Issue of ordinary shares for capital increase by cash	300,000	3,000,000	7,290,000	—	—	—	—	—	—	—	—	—	10,290,000	—	10,290,000

Issue of ordinary shares under conversion of bonds
(Notes 22 and 25)	424,258	4,242,577	9,657,905	—	—	—	—	—	—	—	—	—	13,900,482	—	13,900,482

Cash dividends received by subsidiaries from the Company	—	—	200,977	—	—	—	—	—	—	—	—	—	200,977	—	200,977

Changes in percentage of ownership interest in subsidiaries	—	—	3,055	—	—	—	—	—	—	—	—	—	3,055	(3,055)	—

Issue of ordinary shares under employee share
options (Note 29)	67,637	570,170	1,256,789	—	—	—	—	—	—	—	—	—	1,826,959	(159,200)	1,667,759

Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(246,440)	(246,440)

Additional non-controlling interest arising on issue of
employee share options by subsidiaries (Note 29)	—	—	(52,388)	—	—	—	—	—	—	—	—	—	(52,388)	263,213	210,825

BALANCE AT DECEMBER 31, 2017	8,738,079	$87,380,787	$40,624,328	$16,765,066	$3,353,938	$53,599,541	$73,718,545	$(6,733,659)	$422,570	$—	$(6,311,089)	$(7,292,513)	$188,120,058	$13,190,129	$201,310,187

Effect of retrospective applications	—	—	—	—	—	886,316	886,316	—	(422,570)	135,517	(287,053)	—	599,263	5,183	604,446

ADJUSTED BALANCE AT JANUARY 1, 2018	8,738,079	87,380,787	40,624,328	16,765,066	3,353,938	54,485,857	74,604,861	(6,733,659)	—	135,517	(6,598,142)	(7,292,513)	188,719,321	13,195,312	201,914,633

Change from investments in associates accounted for
using the equity method	—	—	1,411,899	—	—	88,201	88,201	—	—	—	—	—	1,500,100	—	1,500,100

Cash dividends paid from capital surplus (Note 25)	—	—	(10,795,980)	—	—	—	—	—	—	—	—	—	(10,795,980)	—	(10,795,980)

Other changes in the capital surplus	—	—	872	—	—	—	—	—	—	—	—	—	872	—	872

Net profit for the year ended December 31, 2018	—	—	—	—	—	26,220,721	26,220,721	—	—	—	—	—	26,220,721	1,203,588	27,424,309

Other comprehensive income (loss) for the year ended
December 31, 2018, net of income tax	—	—	—	—	—	(146,194)	(146,194)	562,794	—	(1,016,860)	(454,066)	—	(600,260)	(252,372)	(852,632)

Total comprehensive income (loss) for the year
ended December 31, 2018	—	—	—	—	—	26,074,527	26,074,527	562,794	—	(1,016,860)	(454,066)	—	25,620,461	951,216	26,571,677

Effect of the joint share exchange (Note 25)	(4,318,392)	(43,183,919)	117,693,658	(16,765,066)	—	(57,744,673)	(74,509,739)	—	—	—	—	—	—	—	—

Buy-back of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	(71,302)	(71,302)	—	(71,302)

Cancellation of treasury shares	(121,852)	(1,218,520)	(1,480,903)	—	—	(2,705,285)	(2,705,285)	—	—	—	—	5,404,708	—	—	—

Cash dividends received by subsidiaries from the Company	—	—	182,354	—	—	—	—	—	—	—	—	—	182,354	—	182,354

Disposal of interest in associates and joint ventures
accounted for using the equity method (Note 15)	—	—	(1,408,495)	—	—	204,450	204,450	282,291	—	(133,364)	148,927	—	(1,055,118)	—	(1,055,118)

(Continued)

ASE Technology Holding Co., Ltd. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in Thousands)

	Equity Attributable to Owners of the Company
								Other Equity
									Unrealized Gain	Unrealized Gain
								Exchange	(Loss) on	(Loss) on Financial
	Share Capital			Retained Earnings				Differences on	Available- for-	Assets at Fair Value
	Shares							Translating	sale	Through Other
	(In Thousands)	Amounts	Capital Surplus	Legal Reserve	Special Reserve	Unappropriated Earnings	Total	Foreign Operations	Financial Assets	Comprehensive Income	Total	Treasury Shares	Total	Non-controlling Interests	Total Equity

Differences between consideration and carrying amount
arising from acquisition or disposal of subsidiaries (Note 33)	—	$—	$(1,142,856)	$—	$—	$—	$—	$—	$—	$—	$—	$—	$(1,142,856)	$2,783,015	$1,640,159

Changes in percentage of ownership interest in
subsidiaries (Note 33)	—	—	(1,118,102)	—	—	—	—	—	—	—	—	—	(1,118,102)	(801,884)	(1,919,986)

Issue of ordinary shares under employee share
options (Note 29)	23,879	238,796	549,345	—	—	—	—	—	—	—	—	—	788,141	—	788,141

Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(424,815)	(424,815)

Additional non-controlling interest arising on issue of
employee share options by subsidiaries (Note 29)	—	—	(1,239,456)	—	—	—	—	—	—	—	—	—	(1,239,456)	1,936,643	697,187

Fair value through other comprehensive income
- equity instruments	—	—	—	—	—	400	400	—	—	(400)	(400)	—	—	—	—

BALANCE AT DECEMBER 31, 2018	4,321,714	43,217,144	143,276,664	—	3,353,938	20,403,477	23,757,415	(5,888,574)	—	(1,015,107)	(6,903,681)	(1,959,107)	201,388,435	17,639,487	219,027,922

BALANCE AT JANUARY 1, 2019	4,321,714	43,217,144	143,276,664	—	3,353,938	20,403,477	23,757,415	(5,888,574)	—	(1,015,107)	(6,903,681)	(1,959,107)	201,388,435	17,639,487	219,027,922

Appropriation of 2018 earnings
Legal reserve	—	—	—	2,203,895	—	(2,203,895)	—	—	—	—	—	—	—	—	—
Special reserve	—	—	—	—	3,548,844	(3,548,844)	—	—	—	—	—	—	—	—	—
Cash dividends distributed by the Company	—	—	—	—	—	(10,806,454)	(10,806,454)	—	—	—	—	—	(10,806,454)	—	(10,806,454)

	—	—	—	2,203,895	3,548,844	(16,559,193)	(10,806,454)	—	—	—	—	—	(10,806,454)	—	(10,806,454)

Change from investments in associates and joint ventures
accounted for using the equity method	—	—	3,604	—	—	—	—	—	—	—	—	—	3,604	—	3,604

Other changes in the capital surplus	—	—	1,070	—	—	—	—	—	—	—	—	—	1,070	—	1,070

Net profit for the year ended December 31, 2019	—	—	—	—	—	17,060,591	17,060,591	—	—	—	—	—	17,060,591	1,207,974	18,268,565

Other comprehensive income (loss) for the year ended
December 31, 2019, net of income tax	—	—	—	—	—	(280,461)	(280,461)	(4,874,110)	—	1,216,165	(3,657,945)	—	(3,938,406)	(432,205)	(4,370,611)

Total comprehensive income (loss) for the year
ended December 31, 2019	—	—	—	—	—	16,780,130	16,780,130	(4,874,110)	—	1,216,165	(3,657,945)	—	13,122,185	775,769	13,897,954

Cash dividends received by subsidiaries from the Company	—	—	182,354	—	—	—	—	—	—	—	—	—	182,354	—	182,354

Disposal of interest in associates and joint ventures
accounted for using the equity method (Note 15)	—	—	(75,276)	—	—	1,392	1,392	—	—	—	—	—	(73,884)	—	(73,884)

Actual disposal or acquisition of interests in
subsidiaries (Note 33)	—	—	(2,779,613)	—	—	—	—	—	—	—	—	—	(2,779,613)	(4,335,090)	(7,114,703)

Changes in percentage of ownership interest in
subsidiaries (Note 33)	—	—	(1,960,167)	—	—	—	—	—	—	—	—	—	(1,960,167)	(2,017,319)	(3,977,486)

Issue of ordinary shares under employee share
options (Note 29)	8,814	88,143	1,137,020	—	—	—	—	—	—	—	—	—	1,225,163	—	1,225,163

Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(360,245)	(360,245)

Additional non-controlling interest arising on issue of
employee share options by subsidiaries (Note 29)	—	—	(875,293)	—	—	—	—	—	—	—	—	—	(875,293)	1,672,310	797,017

Disposal of investments in equity instruments at fair value
through other comprehensive income	—	—	—	—	—	404,156	404,156	—	—	(404,156)	(404,156)	—	—	—	—

BALANCE AT DECEMBER 31, 2019	4,330,528	$43,305,287	$138,910,363	$2,203,895	$6,902,782	$21,029,962	$30,136,639	$(10,762,684)	$—	$(203,098)	$(10,965,782)	$(1,959,107)	$199,427,400	$13,374,912	$212,802,312

US DOLLARS (Note 4)
BALANCE AT DECEMBER 31, 2019	4,330,528	$1,447,853	$4,644,279	$73,684	$230,785	$703,108	$1,007,577	$(359,836)	$—	$(6,790)	$(366,626)	$(65,500)	$6,667,583	$447,172	$7,114,755

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ASE Technology Holding Co., Ltd. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Thousands)

	For the Year Ended December 31
	2017	2018	2019
	NT$	NT$	NT$	US$ (Note 4)

CASH FLOWS FROM OPERATING
ACTIVITIES
Profit before income tax	$31,020,663	$31,937,678	$23,279,811	$778,328
Adjustments for:
Depreciation expense	28,747,518	40,286,453	46,890,235	1,567,711
Amortization expense	457,666	2,402,450	3,576,606	119,579
Net loss (gain) on fair value change of
financial assets and liabilities at fair value
through profit or loss	2,783,902	(1,989,490)	(1,646,822)	(55,059)
Finance costs	1,799,494	3,568,241	4,203,395	140,535
Interest income	(306,871)	(466,211)	(549,681)	(18,378)
Dividend income	(59,039)	(190,397)	(185,061)	(6,187)
Compensation cost of employee share options	438,765	215,648	871,699	29,144
Share of loss (profit) of associates and
joint ventures	(525,782)	480,244	(182,275)	(6,094)
Loss (gain) on disposal of property,
plant and equipment	(348,070)	56,902	164,467	5,499
Impairment loss recognized on financial assets	77,101	675,624	400,201	13,380
Reversal of impairment loss recognized on
financial assets	-	-	(35,727)	(1,194)
Impairment loss recognized on non-
financial assets	1,113,499	1,113,998	653,140	21,837
Reversal of impairment loss recognized
on non-financial assets	-	(100,000)	-	-
Gain on disposal of subsidiaries	(5,589,457)	-	-	-
Gain on remeasurement of investments accounted
for using the equity method	-	(7,421,408)	(319,712)	(10,689)
Net loss (gain) on foreign currency exchange	(2,356,480)	1,360,380	(1,498,107)	(50,087)
Others	1,172,005	1,142,735	(117,504)	(3,929)
Changes in operating assets and liabilities
Financial assets held for trading	(226,049)	-	-	-
Financial assets mandatorily at fair value
through profit or loss	-	345,540	6,102,421	204,026
Contract assets	-	(508,166)	(1,408,816)	(47,102)
Trade receivables	(4,066,374)	(9,313,539)	995,839	33,295
Other receivables	(330,491)	443,517	(10,755)	(360)
Inventories	(2,907,848)	(9,249,714)	1,407,099	47,044
Other current assets	(781,477)	(385,172)	(1,206,456)	(40,336)
Financial liabilities held for trading	(3,874,662)	(2,039,771)	(1,053,535)	(35,224)
Trade payables	4,753,270	6,989,198	(1,024,250)	(34,244)
Other payables	685,398	1,016,338	1,515,776	50,678
Other current liabilities	211,145	228,190	781,885	26,141
Other operating activities items	27,538	(281,736)	267,965	8,959
Cash generated from operations	51,915,364	60,317,532	81,871,838	2,737,273
Interest received	236,746	523,679	549,846	18,383
Dividend received	1,929,218	297,882	518,115	17,322
Interest paid	(1,666,759)	(3,239,159)	(4,015,673)	(134,259)
Income tax paid	(4,983,769)	(6,825,243)	(6,620,876)	(221,360)

Net cash generated from operating
activities	47,430,800	51,074,691	72,303,250	2,417,359

(Continued)

ASE Technology Holding Co., Ltd. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Thousands)

	For the Year Ended December 31
	2017	2018	2019
	NT$	NT$	NT$	US$ (Note 4)

CASH FLOWS FROM INVESTING
ACTIVITIES
Purchase of financial assets at fair value through
other comprehensive income	$-	$(105,000)	$(409,985)	$(13,707)
Proceeds on sale of financial assets at fair value
through other comprehensive income	-	94,217	-	-
Return of capital from financial assets at fair value through
other comprehensive income	-	116,278	12,664	424
Purchase of financial assets designated as at
fair value through profit or loss	(61,308,095)	-	-	-
Proceeds on sale of financial assets designated
as at fair value through profit or loss	61,601,865	-	-	-
Purchase of available-for-sale financial assets	(902,648)	-	-	-
Proceeds on sale of available-for-sale
financial assets	1,121,517	-	-	-
Cash received from return of capital by
available-for-sale financial assets	16,175	-	-	-
Purchase of financial assets at fair value
through profit or loss	-	-	(26,852)	(898)
Acquisition of associates and joint ventures	-	(451,563)	(2,107,844)	(70,473)
Net cash outflow on acquisition of subsidiaries	-	(95,241,855)	(81,646)	(2,730)
Cash received from return of capital by investee
accounted for using the equity method	-	262,941	-	-
Net cash inflow from disposal of subsidiaries	7,020,883	-	-	-
Payments for property, plant and equipment	(24,699,240)	(41,386,443)	(56,810,153)	(1,899,370)
Proceeds from disposal of property, plant
and equipment	1,488,210	1,127,644	448,939	15,010
Payments for intangible assets	(337,984)	(577,765)	(1,411,068)	(47,177)
Proceeds from disposal of intangible assets	34,690	-	6,929	232
Payments for right-of-use assets	-	-	(288,052)	(9,631)
Payments for investment properties	(186,522)	(125,764)	(2,532)	(85)
Proceeds from disposal of investment properties	-	-	5	-
Increase in other financial assets	(137,314)	(10,977,004)	(2,275,354)	(76,073)
Decrease in other financial assets	373,541	17,185,531	8,561,929	286,256
Increase in other non-current assets	(186,152)	(2,081,459)	(216,158)	(7,227)
Decrease in other non-current assets	14,832	110,687	20,032	670
Increase in financial liabilities for hedging	-	2,507,233	-	-
Other investing activities items	-	-	89	3

Net cash used in investing activities	(16,086,242)	(129,542,322)	(54,579,057)	(1,824,776)

CASH FLOWS FROM FINANCING
ACTIVITIES
Net proceeds from (repayment of) short-term
borrowings	(2,038,993)	22,327,813	(4,683,142)	(156,574)
Proceeds from bonds offering	8,000,000	-	19,279,033	644,568
Repayment of bonds payable	(9,123,972)	(6,185,600)	-	-
Proceeds from long-term borrowings	35,394,158	199,743,582	165,757,252	5,541,867
Repayment of long-term borrowings	(51,867,539)	(114,232,623)	(164,612,521)	(5,503,595)
Repayment of the principle portion of lease liabilities	-	-	(636,556)	(21,282)
Dividends paid	(11,214,221)	(10,613,626)	(10,623,030)	(355,166)

(Continued)

ASE Technology Holding Co., Ltd. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Thousands)

	For the Year Ended December 31
	2017	2018	2019
	NT$	NT$	NT$	US$ (Note 4)

Proceeds from issue of ordinary shares	$10,290,000	$-	$-	$-
Proceeds from exercise of employee share options	1,439,819	1,269,680	1,149,227	38,423
Payments for buy-back of ordinary shares	-	(71,302)	-	-
Proceeds from disposal of interests in subsidiaries	-	2,807,568	-	-
Decrease in non-controlling interests	(246,440)	(11,820,227)	(12,117,251)	(405,124)
Other financing activities items	43,761	(113,859)	(11,820)	(395)

Net cash generated from (used in)
financing activities	(19,323,427)	83,111,406	(6,498,808)	(217,278)

EFFECTS OF EXCHANGE RATE CHANGES ON THE BALANCE OF CASH AND CASH EQUIVALENTS HELD IN FOREIGN CURRENCY	(4,335,589)	796,595	(2,612,946)	(87,360)

NET INCREASE IN CASH AND
CASH EQUIVALENTS	7,685,542	5,440,370	8,612,439	287,945

CASH AND CASH EQUIVALENTS AT
THE BEGINNING OF THE YEAR	38,392,524	46,078,066	51,518,436	1,722,449

CASH AND CASH EQUIVALENTS AT
THE END OF THE YEAR	$46,078,066	$51,518,436	$60,130,875	$2,010,394

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ASE Technology Holding Co., Ltd. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Thousands, Unless Stated Otherwise)

1.	GENERAL INFORMATION

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

For enhancing operational flexibility through organization restructure, the board of directors of ASE resolved in October 2018 to spin off its investment department which was responsible for managing the ordinary shares and assets of USI Inc. (“USIINC”) as well as relevant assets (including assets, liabilities and business) into a newly established company, USI Global Inc. (the “USI Global”). USI Global then issued new ordinary shares to the Company as a consideration. In November 2018, the spin off has been completed and the Company has obtained control over ASE and USI Global. In December 2018, the board of directors of the Company and USI Global further resolved to proceed with the merger which was completed in January 2019. After the merger, the Company is the surviving company while USI Global is the dissolving company. The aforementioned spin off and merger have no material effect on the Group’s financial position and financial performance.

The ordinary shares of the Company’s subsidiary, Universal Scientific Industrial (Shanghai) Co., Ltd. (“USISH”), have been listed on the Shanghai Stock Exchange (the “SSE”) under the symbol “601231” since February 2012.

The consolidated financial statements are presented in the Company’s functional currency, New Taiwan dollar (NT$).

2.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were approved for issue by the management on March 23, 2020.

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

Except for the following, the initial application of the aforementioned new, revised or amended standards and interpretations did not have effect on the Group’s accounting policies:

1)	IFRS 16 “Leases”

IFRS 16 provides a comprehensive model for the identification of lease arrangements and their treatment in the financial statements of both lessee and lessor. It supersedes IAS 17 “Leases”, IFRIC 4 “Determining whether an Arrangement contains a Lease”, and a number of related interpretations. Refer to Note 4 for information relating to the relevant accounting policies.

Definition of a lease

The Group elects to apply the guidance of IFRS 16 in determining whether contracts are, or contain, a lease only to contracts entered into (or changed) on or after January 1, 2019. Contracts identified as containing a lease under IAS 17 and IFRIC 4 are not reassessed and are accounted for in accordance with the transitional provisions under IFRS 16.

The Group as lessee

The Group recognizes right-of-use assets or investment properties if the right-of-use assets meet the definition of investment properties, and lease liabilities for all leases on the consolidated balance sheets except for those whose payments under low-value assets and short-term leases are recognized as expenses on a straight-line basis. On the consolidated statements of comprehensive income, the Group presents the depreciation expense charged on right-of-use assets separately from the interest expense accrued on lease liabilities; interest is computed using the effective interest method. On the consolidated statements of cash flows, cash payments for the principal portion of lease liabilities are classified within financing activities; cash payments for the interest portion are classified within operating activities.

Prior to the application of IFRS 16, payments under operating lease contracts, including property interest qualified as investment properties, were recognized as expenses on a straight-line basis. Prepaid lease payments for land use rights were recognized as long-term prepayments for lease. Cash flows for operating leases were classified within operating activities on the consolidated statements of cash flows. Leased assets and finance lease payables were recognized on the consolidated balance sheets for contracts classified as finance leases.

The Group elects to apply IFRS 16 retrospectively with the cumulative effect of the initial application of this standard recognized in retained earnings on January 1, 2019. Comparative information is not restated.

Lease liabilities were recognized on January 1, 2019 for leases previously classified as operating leases under IAS 17. Lease liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rates on January 1, 2019. Right-of-use assets are measured at an amount equal to the lease liabilities, adjusted by the amount of any prepaid or accrued lease payments. The Group applies IAS 36 to all right-of-use assets.

The Group also applies the following practical expedients:

a)	The Group accounts for those leases for which the lease term ends on or before December 31, 2019 as short-term leases.

b)	The Group excludes initial direct costs from the measurement of right-of-use assets on January 1, 2019.

c)	The Group uses hindsight, such as in determining lease terms, to measure lease liabilities.

For leases previously classified as finance leases under IAS 17, the carrying amounts of right-of-use assets and lease liabilities on January 1, 2019 are determined as at the carrying amounts of the respective leased assets and finance lease payables on December 31, 2018.

The weighted average lessee’s incremental borrowing rates applied to lease liabilities recognized on January 1, 2019 was 1.35%. The difference between the (i) lease liabilities recognized and (ii) operating lease commitments disclosed under IAS 17 on December 31, 2018 is explained as follows:

	NT$	US$ (Note 4)
The future minimum lease payments of non-cancellable operating lease commitments on December 31, 2018	$2,386,102	$79,776
Less: Recognition exemption for short-term leases	(108,946)	(3,642)
Less: Recognition exemption for leases of low-value assets	(10,822)	(362)

Undiscounted amounts on January 1, 2019	$2,266,334	$75,772

Discounted amounts using the incremental borrowing rates on January 1, 2019	$2,006,553	$67,086
Add: Finance lease liabilities (excluding the amounts applied for the exemption for short-term leases and leases of low-value assets) on December 31, 2018	248,808	8,319
Add: Adjustments as a result of a different treatment of extension	3,829,368	128,030

Lease liabilities recognized on January 1, 2019	$6,084,729	$203,435

The Group as lessor

The application of IFRS 16 starting from January 1, 2019 did not have a material impact on the accounting treatments of the Group as lessor.

The impact on assets, liabilities and equity as of January 1, 2019 from the initial application of IFRS 16 is set out as follows:

	As Originally Stated on January 1, 2019	Adjustments Arising from Initial Application	Adjusted on January 1, 2019
	NT$	NT$	NT$

Other financial assets - current	$6,539,467	$(31)	$6,539,436
Other current assets	3,773,384	(385,014)	3,388,370
Long-term prepayments for lease	10,764,835	(10,764,835)	—
Property, plant and equipment	214,592,588	(277,079)	214,315,509
Right-of-use assets	—	10,720,769	10,720,769
Investment properties	7,738,379	6,599,225	14,337,604
Other financial assets - non-current	1,044,294	(2,745)	1,041,549
Other intangible assets	30,897,700	(59,667)	30,838,033

Total effect on assets	$275,350,647	$5,830,623	$281,181,270

Obligation under leases - current	$—	$489,984	$489,984
Other current liabilities	5,984,156	(17,144)	5,967,012
Obligation under leases - non-current	—	5,594,745	5,594,745
Other non-current liabilities	1,371,302	(236,962)	1,134,340

Total effect on liabilities	$7,355,458	$5,830,623	$13,186,081

	As Originally Stated on January 1, 2019	Adjustments Arising from Initial Application	Adjusted on January 1, 2019
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Other financial assets - current	$218,638	$(1)	$218,637
Other current assets	126,158	(12,872)	113,286
Long-term prepayments for lease	359,908	(359,908)	—
Property, plant and equipment	7,174,610	(9,264)	7,165,346
Right-of-use assets	—	358,434	358,434
Investment properties	258,722	220,636	479,358
Other financial assets - non-current	34,915	(92)	34,823
Other intangible assets	1,033,022	(1,994)	1,031,028

Total effect on assets	$9,205,973	$194,939	$9,400,912

Obligation under leases - current	$—	$16,382	$16,382
Other current liabilities	200,072	(573)	199,499
Obligation under leases - non-current	—	187,053	187,053
Other non-current liabilities	45,848	(7,923)	37,925

Total effect on liabilities	$245,920	$194,939	$440,859

2)	Amendments to IAS 19 “Plan Amendment, Curtailment or Settlement”

The amendments stipulate that, if a plan amendment, curtailment or settlement occurs, the current service cost and the net interest for the remainder of the annual reporting period are determined using the actuarial assumptions used for the remeasurement of the net defined benefit liabilities (assets). In addition, the amendments clarify the effect of a plan amendment, curtailment or settlement on the requirements regarding the asset ceiling. The Group applied the above amendment prospectively.

b.	New, revised or amended standards and interpretations in issue but not yet effective

The Group has not applied the following new, revised or amended standards and interpretations that have been issued but are not yet effective:

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB

Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined by IASB
Amendments to IFRS 3	Definition of a Business	January 1, 2020 (Note 1)
Amendments to IFRS 9, IAS 39 and IFRS 7	Interest Rate Benchmark Reform	January 1, 2020 (Note 2)
Amendments to IAS 1 and IAS 8	Definition of Material	January 1, 2020 (Note 3)
Conceptual Framework	Amendments to References to the Conceptual Framework in IFRS Standards	January 1, 2020
Amendments to IAS 1	Classification of Liabilities as Current or Non-current	January 1, 2022

Note 1:   The Group shall apply these amendments to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January, 2020 and to asset acquisitions that occur on or after the beginning of that period.

Note 2: The Group shall apply these amendments retrospectively for annual reporting periods beginning on or after January 1, 2020.

Note 3: The Group shall apply these amendments prospectively for annual reporting periods beginning on or after January 1, 2020.

c.	Significant changes in accounting policy resulted from new, revised and amended standards and interpretations in issue but not yet effective

Except for the following, as of the date that the accompanying consolidated financial statements were authorized for issue, the Group continues in evaluating the impact on its financial position and financial performance as a result of the initial application of the aforementioned new, revised or amended standards and interpretations. The related impact will be disclosed when the Group completes the evaluation.

Amendments to IAS 1 “Classification of Liabilities as Current or Non-current”

The amendments clarify that for a liability to be classified as non-current, the Group shall assess whether it has the right at the end of the reporting period to defer settlement of the liability for at least twelve months after the reporting period. If such rights are in existence at the end of the reporting period, the liability is classified as non-current regardless of whether the Group will exercise that right. The amendments also clarify that, if the right to defer settlement is subject to compliance with specified conditions, the Group must comply with those conditions at the end of the reporting period even if the lender does not test compliance until a later date.

The amendments stipulate that, for the purpose of liability classification, the aforementioned settlement refers to a transfer of cash, other economic resources or the Group’s own equity instruments to the counterparty that results in the extinguishment of the liability. However, if the terms of a liability that could, at the option of the counterparty, result in its settlement by a transfer of the Group’s own equity instruments, and if such option is recognized separately as equity in accordance with IAS 32: Financial Instruments: Presentation, the aforementioned terms would not affect the classification of the liability.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Statement of compliance

The consolidated financial statements have been prepared in accordance with IFRSs as issued by the IASB.

b.	Basis of preparation

As disclosed in Note 1, the share exchange between the Company and ASE was an organization restructure under common control that the Company was essentially the continuation of ASE. The related assets and liabilities in the Company’s consolidated financial statements, before the date of incorporation, were recognized based on the carrying amounts of those in ASE’s consolidated financial statements. The consolidated financial statements of the Company before the date of incorporation are prepared under the assumption that the Company owned 100% shareholdings of ASE at the very beginning.

The consolidated financial statements have been prepared on the historical cost basis except for financial instruments measured at fair value and net defined benefit liabilities which are measured at the present value of the defined benefit obligation less the fair value of plan assets.

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

2)	Subsidiaries included in consolidated financial statements were as follows:

		Establishment and	Percentage of Ownership (%) December 31
Name of Investee	Main Businesses	Operating Location	2018	2019

ASE	Engaged in the packaging and testing of semiconductors	R.O.C.	100.0	100.0
A.S.E. Holding Limited	Holding company	Bermuda	100.0	100.0
J & R Holding Limited (“J&R Holding”)	Holding company	Bermuda	100.0	100.0
Innosource Limited	Holding company	British Virgin Islands	100.0	100.0
Omniquest Industrial Limited	Holding company	British Virgin Islands	100.0	100.0
ASE Marketing & Service Japan Co., Ltd.	Engaged in marketing and sales services	Japan	100.0	100.0
ASE Test, Inc.	Engaged in the testing of semiconductors	R.O.C.	100.0	100.0
Luchu Development Corporation	Engaged in the development of real estate properties	R.O.C.	86.1	86.1

		Establishment and	Percentage of Ownership (%) December 31
Name of Investee	Main Businesses	Operating Location	2018	2019

TLJ Intertech Inc.	Engaged in information software services	R.O.C.	60.0	60.0
MingFeng Information Service Corp., Ltd.	Engaged in information software services, and was established in May 2018.	R.O.C.	100.0	100.0
ASE Embedded Electronics Inc. (“ASEEE”)	Engaged in the sale and manufacturing of embedded substrate	R.O.C.	-	100.0
Advanced Microelectronic Products Inc. (“AMPI”)	Engaged in the manufacturing of integrated circuit	R.O.C.	-	51.0
Alto Enterprises Limited	Holding company	British Virgin Islands	100.0	100.0
Super Zone Holdings Limited	Holding company	Hong Kong	100.0	100.0
ASE (Kun Shan) Inc.	Engaged in the packaging and testing of semiconductors	Kun Shan, China	100.0	100.0
ASE Investment (Kun Shan) Limited	Holding company	Kun Shan, China	100.0	100.0
Advanced Semiconductor Engineering (China) Ltd.	Will engage in the packaging and testing of semiconductors	Shanghai, China	100.0	100.0
ASE Investment (Labuan) Inc.	Holding company	Malaysia	100.0	100.0
ASE Test Limited (“ASE Test”)	Holding company	Singapore	100.0	100.0

(Continued)

		Establishment and	Percentage of Ownership (%) December 31
Name of Investee	Main Businesses	Operating Location	2018	2019

ASE Japan Co., Ltd. (“ASE Japan”)	Engaged in the packaging and testing of semiconductors	Japan	100.0	100.0
ASE (U.S.) Inc.	After-sales service and sales support	U.S.A.	100.0	100.0
Global Advanced Packaging Technology Limited	Holding company	British Cayman Islands	100.0	100.0
ASE WeiHai Inc.	Engaged in the packaging and testing of semiconductors	Shandong, China	100.0	100.0
Suzhou ASEN Semiconductors Co., Ltd. (“ASEN”)	Engaged in the packaging and testing of semiconductors	Suzhou, China	70.0	100.0
Anstock Limited	Engaged in financing activity	British Cayman Islands	100.0	100.0
Anstock II Limited	Engaged in financing activity	British Cayman Islands	100.0	100.0
ASE (Shanghai) Inc.	Engaged in the production of substrates	Shanghai, China	100.0	100.0
ASE Corporation	Holding company	British Cayman Islands	100.0	100.0
ASE Mauritius Inc.	Holding company	Mauritius	100.0	100.0
ASE Labuan Inc.	Holding company	Malaysia	100.0	100.0
Shanghai Ding Hui Real Estate Development Co., Ltd.	Engaged in the development, construction and sale of real estate properties	Shanghai, China	100.0	100.0
Shanghai Ding Qi Property Management Co., Ltd.	Engaged in the management of real estate properties	Shanghai, China	100.0	100.0
Advanced Semiconductor Engineering (HK) Limited	Engaged in the trading of substrates	Hong Kong	100.0	100.0
Shanghai Ding Wei Real Estate Development Co., Ltd.	Engaged in the development, construction and leasing of real estate properties	Shanghai, China	100.0	100.0
Shanghai Ding Yu Real Estate Development Co., Ltd.	Engaged in the development, construction and leasing of real estate properties	Shanghai, China	100.0	100.0
Shanghai Ding Fan Department Store Co., Ltd.	Engaged in department store business	Shanghai, China	100.0	100.0
Kun Shan Ding Hong Real Estate Development Co., Ltd.	Engaged in the development, construction and leasing of real estate properties	Kun Shan, China	100.0	100.0
Shanghai Ding Xu Property Management Co., Ltd.	Engaged in the management of real estate properties	Shanghai, China	100.0	100.0
ASE Electronics Inc.	Engaged in the production of substrates	R.O.C.	100.0	100.0
ASE Test Holdings, Ltd.	Holding company	British Cayman Islands	100.0	100.0
ASE Holdings (Singapore) Pte. Ltd.	Holding company	Singapore	100.0	100.0

ASE Singapore Pte. Ltd.	Engaged in the packaging and testing of semiconductors	Singapore	100.0	100.0
ISE Labs, Inc.	Engaged in the testing of semiconductors	U.S.A.	100.0	100.0
ASE Electronics (M) Sdn. Bhd.	Engaged in the packaging and testing of semiconductors	Malaysia	100.0	100.0
ASE Assembly & Test (Shanghai) Limited	Engaged in the packaging and testing of semiconductors	Shanghai, China	100.0	100.0
ISE Labs, China, Ltd.	Engaged in the testing of semiconductors, and was established in October 2018	Shanghai, China	100.0	100.0
Wuxi Tongzhi Microelectronics Co., Ltd.	Engaged in the packaging and testing of semiconductors	Wuxi, China	100.0	100.0
USI Global	Merged by the Company in January 2019	R.O.C.	100.0	-
USIINC	Engaged in investing activity	R.O.C.	100.0	100.0
Huntington Holdings International Co. Ltd.	Holding company	British Virgin Islands	100.0	100.0

(Continued)

		Establishment and	Percentage of Ownership (%) December 31
Name of Investee	Main Businesses	Operating Location	2018	2019

Unitech Holdings International Co., Ltd.	Holding company	British Virgin Islands	100.0	100.0
Real Tech Holdings Limited	Holding company	British Virgin Islands	100.0	100.0
Universal ABIT Holding Co., Ltd.	In the process of liquidation	British Cayman Islands	100.0	100.0
Rising Capital Investments Limited	Liquidated in November 2019	British Virgin Islands	100.0	-
Rise Accord Limited	Liquidated in December 2019	British Virgin Islands	100.0	-
Universal Scientific Industrial (Kunshan) Co., Ltd.	Engaged in the manufacturing and sale of computer assistance system and related peripherals	Kun Shan, China	100.0	100.0
USI Enterprise Limited (“USIE”)	Engaged in the services of investment advisory and warehousing management	Hong Kong	95.4	95.8
USISH	Engaged in the designing, manufacturing and sale of electronic components	Shanghai, China	74.6	75.3
Universal Global Technology Co., Limited	Holding company	Hong Kong	74.6	75.3
Universal Global Technology (Kunshan) Co., Ltd.	Engaged in the designing and manufacturing of electronic components	Kun Shan, China	74.6	75.3
Universal Global Technology (Shanghai) Co., Ltd.	Engaged in the processing and sales of computer and communication peripherals as well as business in import and export of goods and technology	Shanghai, China	74.6	75.3
Universal Global Electronics (Shanghai) Co., Ltd.	Engaged in the sale of electronic components and telecommunications equipment	Shanghai, China	74.6	75.3
USI America Inc.	Engaged in the manufacturing and processing of motherboards and wireless network communication and provision of related technical service	U.S.A.	74.6	75.3
Universal Global Industrial Co., Limited	Engaged in manufacturing, trading and investing activity	Hong Kong	74.6	75.3

(Continued)

		Establishment and	Percentage of Ownership (%) December 31
Name of Investee	Main Businesses	Operating Location	2018	2019

Universal Global Scientific Industrial Co., Ltd. (“UGTW”)	Engaged in the manufacturing of components of telecomm and cars and provision of related R&D services	R.O.C.	74.6	75.3
Universal Scientific Industrial De Mexico S.A. De C.V.	Engaged in the assembling of motherboards and computer components	Mexico	74.6	75.3
USI Japan Co., Ltd.	Engaged in the manufacturing and sale of computer peripherals, integrated chip and other related accessories	Japan	74.6	75.3
USI Electronics (Shenzhen) Co., Ltd.	Engaged in the design, manufacturing and sale of motherboards and computer peripherals	Shenzhen, China	74.6	75.3
Universal Global Electronics Co., Ltd.	Engaged in accepting and outsourcing orders as well as sales of electronic components and service of technical advisory, and was established in February 2018	Hong Kong	74.6	75.3
Universal Scientific Industrial Co., Ltd. (“USI”)	Engaged in the manufacturing, processing and sale of computers, computer peripherals and related accessories	R.O.C.	74.4	75.3
Semicondutores Avancados do Brasil S.A.	Engaged in the research and manufacturing of multi-functional system-in-package products, and was established in March 2019 and then invested in May 2019	Brasil	-	56.5
Huanrong Electronics (Huizhou) Co., Ltd.	Engaged in the research and manufacturing of new electronic applications, communications, computers and other electronics products and also provided auxiliary technical services as well as import and export services, and was established in April 2019 and then invested in May 2019	Huizhou, China	-	75.3

(Continued)

		Establishment and	Percentage of Ownership (%) December 31
Name of Investee	Main Businesses	Operating Location	2018	2019

Universal Scientific Industrial (France) (“USIFR”)	Engaged in investing activities and was established in August 2019	France	-	75.3
Chung Hong Electronics Poland Sp. z o.o. (“UGPL”)	Engaged in designing, miniaturization, material sourcing, manufacturing, logistics, and after services of electronic devices and modules and was established in October 2019	Poland	-	45.2
SPIL	Engaged in the assembly, testing and turnkey services of integrated circuits	R.O.C.	100.0	100.0
SPIL (B.V.I.) Holding Limited	Engaged in investing activities	British Virgin Islands	100.0	100.0
Siliconware Investment Co., Ltd.	Engaged in investing activities	R.O.C.	100.0	100.0
Siliconware USA, Inc.	Engaged in marketing activities	U.S.A.	100.0	100.0
SPIL (Cayman) Holding Limited	Engaged in investing activities	British Cayman Islands	100.0	100.0
Siliconware Technology (Suzhou) Limited (“SZ”)	Engaged in the packaging and testing of semiconductors	Suzhou, China	70.0	100.0
Siliconware Electronics (Fujian) Co., Limited	Engaged in the packaging and testing of semiconductors	Fujian, China	100.0	100.0

(Concluded)

e.	Business combinations

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

The  Group applies the equity method to investments in an associate and joint venture.

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

Except for land which is stated at cost, property, plant and equipment (including assets held under finance leases) are stated at cost less accumulated depreciation and accumulated impairment. Before January 1, 2019, property, plant and equipment also included assets held under finance leases.

Properties in the course of construction are carried at cost, less any recognized impairment loss. Cost includes professional fees and borrowing costs eligible for capitalization. Such assets are depreciated and classified to the appropriate categories of property, plant and equipment when completed and ready for their intended use.

Freehold land is not depreciated.

Depreciation of property, plant and equipment is recognized using the straight-line method. Each significant part is depreciated separately. For assets which were held under finance leases before January 1, 2019, if their respective lease terms are shorter than their useful lives, such assets are depreciated over their lease terms. The estimated useful lives, residual values and depreciation method are reviewed at each balance sheet date, with the effect of any changes in estimate accounted for on a prospective basis.

On derecognition of an item of property, plant and equipment, the difference between the sales proceeds and the carrying amount of the asset is recognized in profit or loss.

j.	Investment properties

Investment properties are properties held to earn rental and/or for capital appreciation. Beginning January 1, 2019, investment properties include right-of-use assets if the definition of investment properties is met; before January 1, 2019, investment properties included properties under construction if the definition of investment properties was met.

Freehold investment properties are initially measured at cost, including transaction costs. Subsequent to initial recognition, investment properties are measured at cost less accumulated depreciation and accumulated impairment loss.

Beginning January 1, 2019, investment properties acquired through leases are initially measured at cost, which comprises the initial measurement of lease liabilities adjusted for lease payments made on or before the commencement date, plus initial direct costs incurred and an estimate of costs needed to restore the underlying assets, and less any lease incentives received. These investment properties are subsequently measured at cost less accumulated depreciation and accumulated impairment loss and adjusted for any remeasurement of the lease liabilities.

Depreciation is recognized using the straight-line method.

Investment properties under construction are measured at cost less accumulated impairment loss. Cost includes professional fees and borrowing costs eligible for capitalization. Depreciation of these assets commences when the assets are ready for their intended use.

For a transfer of classification from investment properties to property, plant and equipment and to right-of-use assets, the deemed cost of the property for subsequent accounting is its carrying amount at the commencement of owner-occupation.

For a transfer of classification from investment properties to inventories, the deemed cost of an item of property for subsequent accounting is its carrying amount at the commencement of development with a view to future sale.

For a transfer of classification from property, plant and equipment and right-of-use assets to investment properties, the deemed cost of an item of property for subsequent accounting is its carrying amount at the end of owner-occupation.

For a transfer of classification from inventories to investment properties, the deemed cost of an item of property for subsequent accounting is its carrying amount at the inception of an operating lease.

On derecognition of an investment property, the difference between the net disposal proceeds and the carrying amount of the asset is included in profit or loss.

k.	Goodwill

Goodwill arising from an acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment loss.

For the purposes of impairment testing, goodwill is allocated to each of the Group’s cash-generating units or groups of cash-generating units (referred to as “cash-generating unit”) that is expected to benefit from the synergies of the combination.

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

l.	Other intangible assets

1)	Separate acquisition

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

2)	Acquired through business combinations

Other intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date which is regarded as their cost. Subsequent to initial recognition, they are measured on the same basis as intangible assets that are acquired separately.

3)	Derecognition

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

Before 2018

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

Fair value is determined in the manner described in Note 35.

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

Starting from 2018

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

Financial assets at FVTPL are subsequently measured at fair value, and any dividends, interest earned and remeasurement gains or losses on such financial assets are recognized in other gains or losses.

Fair value is determined in the manner described in Note 35.

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

b)	Impairment of financial assets and contract assets

Before 2018

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

Starting from 2018

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

3)	Financial liabilities

a)	Subsequent measurement

Except the following situations, all financial liabilities are measured at amortized cost using the effective interest method:

Financial liabilities are classified as at FVTPL when such financial liabilities are held for trading.

Financial liabilities held for trading are stated at fair value, and any gains or losses on such financial liabilities are recognized in other gains or losses.

b)	Derecognition of financial liabilities

The difference between the carrying amount of a financial liability derecognized and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

4)	Derivative financial instruments

The Group enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including forward exchange contracts and swap contracts.

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

Before 2018

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

Starting from 2018

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

The Group’s duration of contracts with customers is expected to be one year or less, and the consideration from contracts with customers is included in transaction price and, therefore, can apply the practical expedient that not to disclose the performance obligations including (i) the aggregate amount of the transaction price allocated to the performance obligations that are not fully satisfied or have partially completed at the end of the reporting period, and (ii) the expected timing for recognition of revenue.

The Group’s operating revenues include revenues from sale of goods and services as well as sale and leasing of real estate properties.

When customers control goods while they are manufactured in progress, the Group measures the progress on the basis of costs incurred relative to the total expected costs as there is a direct relationship between the costs incurred and the progress of satisfying the performance obligations. Revenue and contract assets are recognized during manufacture and contract assets are reclassified to trade receivables when the manufacture is completed or when the goods are shipped upon customer’s request.

The Group recognizes revenues and trade receivables when the goods are shipped or when the goods are delivered to the customer’s specific location because it is the time when the customer has full discretion over the manner of distribution and price to sell the goods, has the primary responsibility for sales to future customers and bears the risks of obsolescence.

Revenues from sale of real estate properties are recognized when customers purchase real estate properties and complete the transfer procedures. Revenues from leasing real estate properties are recognized during leasing periods on the straight-line basis.

q.	Leases

Before 2019

Leases are classified as finance leases whenever the terms of a lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

1)	The Group as lessor

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease.

2)	The Group as lessee

Assets held under finance leases are initially recognized as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the consolidated balance sheets as a finance lease obligation.

Finance expenses implicit in lease payments for each period are recognized immediately in profit or loss, unless they are directly attributable to qualifying assets; in which case, they are capitalized.

Operating lease payments are recognized as expenses on a straight-line basis over the lease term.

Starting from 2019

At the inception of a contract, the Group assesses whether the contract is, or contains, a lease.

For a contract that contains a lease component and non-lease components, the Group elects to account for the lease and non-lease components as a single lease component.

1)	The Group as lessor

Leases are classified as finance leases whenever the terms of a lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

When the Group subleases a right-of-use asset, the sublease is classified by reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. However, if the head lease is a short-term lease that the Group, as a lessee, has accounted for applying recognition exemption, the sublease is classified as an operating lease.

Lease payments (less any lease incentives payable) from operating leases are recognized as income on a straight-line basis over the terms of the relevant leases. Initial direct costs incurred in obtaining operating leases are added to the carrying amounts of the underlying assets and recognized as expenses on a straight-line basis over the lease terms.

2)	The Group as lessee

The Group recognizes right-of-use assets and lease liabilities for all leases at the commencement date of a lease, except for short-term leases and low-value asset leases accounted for applying a recognition exemption where lease payments are recognized as expenses on a straight-line basis over the lease terms.

Right-of-use assets are initially measured at cost, which comprises the initial measurement of lease liabilities adjusted for lease payments made on or before the commencement date, plus any initial direct costs incurred and an estimate of costs needed to restore the underlying assets, and less any lease incentives received. Right-of-use assets are subsequently measured at cost less accumulated depreciation and impairment losses and adjusted for any remeasurement of the lease liabilities. Right-of-use assets are presented on a separate line in the consolidated balance sheets. With respect to the recognition and measurement of right-of-use assets that meet the definition of investment properties, refer to the aforementioned accounting policies for investment properties.

Right-of-use assets are depreciated using the straight-line method from the commencement dates to the earlier of the end of the useful lives of the right-of-use assets or the end of the lease terms. However, if leases transfer ownership of the underlying assets to the Group by the end of the lease terms or if the costs of right-of-use assets reflect that the Group will exercise a purchase option, the Group depreciates the right-of-use assets from the commencement dates to the end of the useful lives of the underlying assets.

Lease liabilities are initially measured at the present value of the lease payments, which comprise fixed payments, in-substance fixed payments, variable lease payments which depend on an index or a rate, residual value guarantees, the exercise price of a purchase option if the Group is reasonably certain to exercise that option, and payments of penalties for terminating a lease if the lease term reflects such termination, less any lease incentives receivable. The lease payments are discounted using the interest rate implicit in a lease, if that rate can be readily determined. If that rate cannot be readily determined, the Group uses the lessee’s incremental borrowing rate.

Subsequently, lease liabilities are measured at amortized cost using the effective interest method, with interest expense recognized over the lease terms. When there is a change in a lease term, a change in the amounts expected to be payable under a residual value guarantee, a change in the assessment of an option to purchase an underlying asset, or a change in future lease payments resulting from a change in an index or a rate used to determine those payments, the Group remeasures the lease liabilities with a corresponding adjustment to the right-of-use assets. However, if the carrying amount of the right-of-use assets is reduced to zero, any remaining amount of the remeasurement is recognized in profit or loss. Lease liabilities are presented on a separate line in the consolidated balance sheets.

Variable lease payments that do not depend on an index or a rate are recognized as expenses in the periods in which they are incurred.

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

The benefit of a government loan received at a below-market rate of interest is treated as a government grant measured as the difference between the proceeds received and the fair value of the loan based on prevailing market interest rates.

t.	Employee benefits

1)	Short-term employee benefits

Liabilities recognized in respect of short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in exchange for the related services.

2)	Retirement benefits

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

A translation of the consolidated financial statements into U.S. dollars is included solely for the convenience of the readers, and has been translated from New Taiwan dollar (NT$) at the exchange rate as set forth in the statistical release by the U.S. Federal Reserve Board of the United States, which was NT$29.91 to US$1.00 as of December 31, 2019. The translation should not be construed as a representation that the NT$ amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

5.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Group’s accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

a.	Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The calculation of the value in use requires management to estimate the future cash flows expected to be generated from the cash-generating units and a suitable discount rate in order to calculate the present value. Where the actual future cash flows are less than expected, a material impairment loss may arise.

b.	Acquisition of subsidiaries

After the acquisition of a subsidiary, the Group should identify the difference between the investment cost and the Group’s share of the net fair value of the subsidiary’s identifiable assets acquired and liabilities assumed. It involves critical judgments and estimations when determining the aforementioned net fair values, including the type of intangible assets that may be identified and the related estimated cash flows or the relief from expenses. The related estimation and assumption, which were adopted by the management, may be of high uncertainty related to the semiconductor industry varied by economic trends.

6.	CASH AND CASH EQUIVALENTS

	December 31
	2018	2019
	NT$	NT$	US$ (Note 4)

Cash on hand	$7,940	$6,567	$220
Checking accounts and demand deposits	32,329,820	44,565,936	1,490,001
Cash equivalents	19,180,676	15,558,372	520,173

	$51,518,436	$60,130,875	$2,010,394

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

 FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2018	2019
	NT$	NT$	US$ (Note 4)

Financial assets mandatorily classified as at FVTPL

Derivative instruments (non-designated hedges)
Forward exchange contracts	$32,070	$104,308	$3,487
Swap contracts	1,557,714	56,561	1,891
Call option (Note 30)	—	24,556	821
Non-derivative financial assets
Quoted ordinary shares	5,151,255	3,460,123	115,685
Open-end mutual funds	581,800	662,290	22,143

(Continued)

	December 31
	2018	2019
	NT$	NT$	US$ (Note 4)

Private-placement funds	$200,123	$603,718	$20,184
Unquoted preferred shares	275,000	377,440	12,619
Hybrid financial assets
Private-placement convertible bonds	100,496	—	—
	7,898,458	5,288,996	176,830
Current	7,262,227	4,127,566	137,999

Non-current	$636,231	$1,161,430	$38,831

(Concluded)

	December 31
	2018	2019
	NT$	NT$	US$ (Note 4)

Financial liabilities held for trading

Derivative instruments (non-designated hedging)
Swap contracts	$29,058	$862,581	$28,839
Forward exchange contracts	7,597	110,990	3,711
	$36,655	$973,571	$32,550

At each balance sheet date, the outstanding swap contracts not accounted for hedge accounting were as follows:

		Notional Amount
Currency	Maturity Period	(In Thousands)

December 31, 2018

Sell NT$/Buy US$	2019.01-2019.12	NT$49,570,469/US$1,687,400
Sell US$/Buy CNY	2019.01	US$50,292/CNY349,800
Sell US$/Buy JPY	2019.01	US$54,203/JPY6,090,000
Sell US$/Buy NT$	2019.01	US$208,800/NT$6,423,242

December 31, 2019

Sell NT$/Buy US$	2020.01-2020.12	NT$50,241,799/US$1,660,000
Sell US$/Buy CNY	2020.02	US$49,666/CNY349,800
Sell US$/Buy JPY	2020.02-2020.03	US$45,878/JPY5,000,000
Sell US$/Buy KRW	2020.01	US$28,000/KRW32,454,800
Sell US$/Buy MYR	2020.01	US$11,000/MYR45,507
Sell US$/Buy NT$	2020.01	US$189,960/NT$5,719,478

At each balance sheet date, the outstanding forward exchange contracts not accounted for hedge accounting were as follow:

Notional Amount
Currency	Maturity Period	(In Thousands)

December 31, 2018

Sell NT$/Buy US$	2019.01-2019.02	NT$2,453,540/US$80,000
Sell US$/Buy CNY	2019.01	US$29,000/CNY200,108
Sell US$/Buy EUR	2019.01	US$4,103/EUR3,600
Sell US$/Buy JPY	2019.01-2019.02	US$37,733/JPY4,231,754
Sell US$/Buy MYR	2019.01-2019.02	US$14,000/MYR58,430
Sell US$/Buy SGD	2019.01-2019.02	US$13,400/SGD18,391

December 31, 2019

Sell CNY/Buy US$	2020.01-2020.02	CNY2,224,491/US$316,896
Sell HKD/Buy US$	2020.01	HKD1,705,281/US$218,297
Sell NT$/Buy US$	2020.01	NT$2,275,860/US$75,000
Sell US$/Buy CNY	2020.01-2020.03	US$109,000/CNY767,277
Sell US$/Buy JPY	2020.01-2020.04	US$87,398/JPY9,509,491
Sell US$/Buy MYR	2020.01-2020.05	US$26,000/MYR108,330
Sell US$/Buy NT$	2020.01-2020.02	US$170,000/NT$5,142,441
Sell US$/Buy SGD	2020.01-2020.02	US$8,600/SGD11,691

8.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME (FVTOCI)

	December 31
	2018	2019
	NT$	NT$	US$ (Note 4)

Investments in equity instruments at FVTOCI	$580,399	$755,903	$25,272
Investments in debt instruments at FVTOCI	1,016,924	1,014,872	33,931

	$1,597,323	$1,770,775	$59,203

a.	Investments in equity instruments at FVTOCI

	December 31
	2018	2019
	NT$	NT$	US$ (Note 4)

Unquoted ordinary shares	$532,047	$565,028	$18,891
Unquoted preferred shares	8,683	158,718	5,306
Limited partnership	39,669	32,157	1,075

	$580,399	$755,903	$25,272

b.	Investments in debt instruments at FVTOCI

	December 31
	2018	2019
	NT$	NT$	US$ (Note 4)

Unsecured subordinate corporate bonds	$1,016,924	$1,014,872	$33,931

In June 2016, the Group purchased 1,000 units of perpetual unsecured subordinate corporate bonds in the amount of NT$1,000,000 thousand. The corporate bonds are in denomination of NT$1,000 thousand (US$33 thousand) with annual interest rate at 3.5% as well as effective interest rate at 3.2% both as of December 31, 2018 and 2019.

9.	CREDIT RISK MANAGEMENT FOR INVESTMENTS IN DEBT INSTRUMENTS

The Group’s investment in unsecured subordinate corporate bonds is rated the equivalent of investment grade or higher and has low credit risk for the purpose of impairment assessment.

There was no significant increase in credit risk of such debt instrument since initial recognition leading to changes in interest rates and terms, and there was also no significant change in bond issuer’s operation affecting the ability performing debt obligation. We evaluated that no expected credit losses existed. The Group reviews changes in bond yields and other public information periodically and makes an assessment whether there has been a significant increase in lifetime Expected Credit Loss (“ECL”) since initial recognition.

10.	TRADE RECEIVABLES, NET

	December 31
	2018	2019
	NT$	NT$	US$ (Note 4)

At amortized cost
Gross carrying amount	$79,636,748	$77,055,280	$2,576,238
Less: Allowance for impairment loss	155,389	136,497	4,564
	79,481,359	76,918,783	2,571,674
At FVTOCI	—	2,029,690	67,860

	$79,481,359	$78,948,473	$2,639,534

a.	Trade receivables

1)	At amortized cost

The Group’s average credit terms were 30 to 90 days. The Group evaluates the risk and probability of credit loss by reference to the Group’s past experiences, financial condition of each customer, as well as general economic conditions, competitive advantage and future development of the industry in which the customer operates. The Group then reviews the recoverable amount of each individual trade receivable at each balance sheet date to ensure that adequate allowance is made for possible irrecoverable amounts. In this regard, management believes the Group’s credit risk was significantly reduced. In addition, the Group measures the loss allowance for trade receivables at an amount equal to lifetime ECLs. The expected credit losses on trade receivables are estimated using a provision matrix by reference to past default experience of the debtor and an analysis of the debtor’s current financial position, adjusted for general economic conditions of the industry in which the debtors operate and an assessment of both the current as well as the forecast direction of economic conditions at each balance sheet date. As the Group’s historical credit loss experience shows significantly different loss patterns for different customer segments, the provision matrix for expected credit loss allowance based on trade receivables due status is further distinguished according to the Group’s different customer base.

The Group writes off a trade receivable when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery. For trade receivables that have been written off, the Group continues to engage in enforcement activity to attempt to recover the receivables due. Where recoveries are made, these are recognized in profit or loss.

The following table details the loss allowance of trade receivables based on the Group’s provision matrix.

December 31, 2018

	Not Past Due	Overdue 1 to 30 days	Overdue 31 to 90 Days	Overdue Over 91 Days	Individually Impaired	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Expected credit loss rate	0%	0%~10%	0%~50%	1%~100%	0%~100%	—

Gross carrying amount	$71,819,583	$6,537,819	$778,799	$405,707	$94,840	$79,636,748
Loss allowance (Lifetime ECLs)	(7,119)	(4,463)	(14,949)	(40,080)	(88,778)	(155,389)

	$71,812,464	$6,533,356	$763,850	$365,627	$6,062	$79,481,359

December 31, 2019

	Not Past Due	Overdue 1 to 30 days	Overdue 31 to 90 Days	Overdue Over 91 Days	Individually Impaired	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Expected credit loss rate	0%	0%~10%	1%~70%	1%~100%	50%~100%	—

Gross carrying amount	$70,042,018	$6,111,309	$695,384	$153,458	$53,111	$77,055,280
Loss allowance (Lifetime ECLs)	(12,379)	(841)	(26,587)	(53,629)	(43,061)	(136,497)

	$70,029,639	$6,110,468	$668,797	$99,829	$10,050	$76,918,783

	Not Past Due	Overdue 1 to 30 days	Overdue 31 to 90 Days	Overdue Over 91 Days	Individually Impaired	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Expected credit loss rate	0%	0%~10%	1%~70%	1%~100%	50%~100%	—

Gross carrying amount	$2,341,759	$204,323	$23,249	$5,131	$1,776	$2,576,238
Loss allowance (Lifetime ECLs)	(414)	(28)	(889)	(1,793)	(1,440)	(4,564)

	$2,341,345	$204,295	$22,360	$3,338	$336	$2,571,674

Movement of the allowance for doubtful trade receivables for the year ended December 31, 2017 was as follows:

	Impaired Individually	Impaired Collectively	Total
	NT$	NT$

Balance at January 1, 2017	$16,453	$37,256	$53,709
Impairment losses recognized	9,527	4,102	13,629
Amounts written off	—	(34)	(34)
Effect of foreign currency exchange differences	(850)	(1,553)	(2,403)

Balance at December 31, 2017	$25,130	$39,771	$64,901

The movements of the loss allowance of trade receivables for the years ended December 31, 2018 and 2019 were as follows:

	December 31
	2018	2019
	NT$	NT$	US$ (Note 4)

Balance at January 1	$64,901	$155,389	$5,195
Net remeasurement of loss allowance	150,128	(38,277)	(1,280)
Reclassification to loss allowance of other receivables	—	(5,877)	(196)
Acquisition through business combinations	3,482	25,553	855
Amounts written off	(60,109)	—	—
Effects of foreign currency exchange differences	(3,013)	(291)	(10)

Balance at December 31	$155,389	$136,497	$4,564

2)	At FVTOCI

For the trade receivables due from certain customers, the Group decides whether to factor these trade receivables to banks without recourse based on its level of working capital. These trade receivables are classified as at FVTOCI because they are held within a business model whose objective is achieved by both the collecting of contractual cash flows and the selling of financial assets.

The following table details the loss allowance of trade receivables at FVTOCI based on the Group’s provision matrix.

December 31, 2019

	Not Past Due	Overdue 1 to 30 days	Overdue 31 to 90 Days	Overdue Over 91 Days	Individually Impaired	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Expected credit loss rate	0%	-	0%	1%	-	-

Gross carrying amount	$2,029,324	$-	$207	$160	$-	$2,029,691
Loss allowance (Lifetime ECLs)	-	-	-	(1)	-	(1)

	$2,029,324	$-	$207	$159	$-	$2,029,690

	Not Past Due	Overdue 1 to 30 days	Overdue 31 to 90 Days	Overdue Over 91 Days	Individually Impaired	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Expected credit loss rate	0%	-	0%	1%	-	-

Gross carrying amount	$67,848	$-	$7	$5	$-	$67,860
Loss allowance (Lifetime ECLs)	-	-	-	-	-	-

	$67,848	$-	$7	$5	$-	$67,860

b.	Transfers of financial assets

The followings were the Group’s outstanding trade receivables transferred but not yet due as of December 31, 2019:

Counterparties	Receivables Factoring Proceeds	Reclassified to Other Receivables	Advances Received- Unused	Advances Received- Used	Interest Rates on Advances Received
	NT$	NT$	NT$	NT$

First Commercial Bank	$7,567	$-	$-	$7,567	2.2%

Counterparties	Receivables Factoring Proceeds	Reclassified to Other Receivables	Advances Received- Unused	Advances Received- Used	Interest Rates on Advances Received
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

First Commercial Bank	$253	$-	$-	$253	2.2%

Pursuant to the factoring agreements, losses from commercial disputes (such as sales returns and discounts) are borne by the Group, while losses from credit risk are borne by banks.

11.	INVENTORIES

	December 31
	2018	2019
	NT$	NT$	US$ (Note 4)

Finished goods	$7,680,083	$7,174,716	$239,877
Work in process	3,195,478	2,952,182	98,702
Raw materials	23,250,801	20,996,346	701,984
Supplies	1,892,194	2,229,576	74,543
Raw materials and supplies in transit	608,895	530,930	17,751

	$36,627,451	$33,883,750	$1,132,857

The cost of inventories recognized as operating costs for the years ended December 31, 2017, 2018 and 2019 were NT$237,193,286 thousand, NT$309,020,850 thousand and NT$347,877,603 thousand (US$11,630,813 thousand), respectively, which included write-downs of inventories at NT$398,824 thousand, NT$980,927 thousand and NT$452,134 thousand (US$15,117 thousand), respectively.

12.	INVENTORIES RELATED TO REAL ESTATE BUSINESS

	December 31
	2018	2019
	NT$	NT$	US$ (Note 4)

Land and buildings held for sale	$20,734	$9,983	$334
Construction in progress	8,252,348	9,619,217	321,605
Land held for construction	1,787,526	1,787,526	59,764

	$10,060,608	$11,416,726	$381,703

Construction in progress is mainly located on Hutai Road in Shanghai, China and Lidu Road in Kun Shan, China. The capitalized borrowing costs for the years ended December 31, 2017, 2018 and 2019 are disclosed in Note 26.

As of December 31, 2018 and 2019, inventories related to real estate business of NT$10,060,608 thousand and NT$11,416,726 thousand (US$381,703 thousand), respectively, are expected to be recovered longer than twelve months.

Refer to Note 37 for the carrying amount of inventories related to real estate business that had been pledged by the Group to secure bank borrowings.

13.	OTHER FINANCIAL ASSETS

	December 31
	2018	2019
	NT$	NT$	US$ (Note 4)

Guarantee deposits	$766,190	$661,667	$22,122
Pledged time deposits (Note 37)	496,847	620,817	20,756
Time deposits with original maturity of over three months	6,320,669	25,885	866
Others (Note 37)	55	16,958	567
	7,583,761	1,325,327	44,311
Current	6,539,467	765,834	25,605

Non-current	$1,044,294	$559,493	$18,706

14.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

	December 31
	2018	2019
	NT$	NT$	US$ (Note 4)

Investments in associates	$9,131,814	$11,805,505	$394,701
Investments in joint ventures	180,494	279,702	9,351

	$9,312,308	$12,085,207	$404,052

a.	Investments in associates

1)	Investments in associates accounted for using the equity method that was not individually material consisted of the following:

consisted of the following:

			Carrying Amount as of December 31
			2018	2019
		Operating	NT$	NT$	US$ (Note 4)
Name of Associate	Main Business	Location

ChipMOS Technologies Inc. (“ChipMOS”)	Engaged in the packaging and testing of semiconductors	R.O.C.	$4,237,982	$4,370,075	$146,108
Yann Yuan Investment Co., Ltd. (“Yann Yuan”)	Engaged in investing activities	R.O.C.	2,752,530	3,934,190	131,534
M-Universe Investments Pte. Ltd. (“MU”)	Investment company	Singapore	—	1,814,699	60,672
Hung Ching Development & Construction Co. (“HC”)	Engaged in the development, construction and leasing of real estate properties	R.O.C.	1,095,233	1,380,162	46,144
Deca Technologies Inc. (”DECA”）	Holding company and the group engaged in manufacturing, development and marketing of wafer level packaging and interconnect technology	British Cayman Islands	866,312	323,423	10,813
Hung Ching Kwan Co. (“HCK”)	Engaged in the leasing of real estate properties	R.O.C.	295,772	283,105	9,465
AMPI	Engaged in the manufacturing of integrated circuit	R.O.C.	184,134	—	—
			9,431,963	12,105,654	404,736
	Less: Deferred gain on transfer of land		300,149	300,149	10,035

			$9,131,814	$11,805,505	$394,701

2)	At each balance sheet date, the percentages of ownership held by the Group’s subsidiary were as follows:

	December 31
	2018	2019

ChipMOS	20.47%	20.48%
Yann Yuan	32.21%	32.21%
MU	—	42.23%
HC	26.22%	26.22%
DECA	22.04%	22.02%
HCK	27.31%	27.31%
AMPI	38.76%	—

3)	In March 2019, the board of directors of ChipMOS resolved to cancel its issued employee restricted shares, which resulted in an increase in the percentage of ownership in ChipMOS from 20.47% to 20.48% and an increase in capital surplus of NT$2,016 thousand (US$67 thousand).

4)	The Group evaluated the recoverable amount of its investment in DECA using the value in use and fair value less costs of disposal in 2018 and 2019, respectively. The recoverable amount was lower than the carrying amount of investment in DECA and, therefore, the Group recognized an impairment loss of NT$521,010 thousand and NT$400,201 thousand (US$13,380 thousand) under the line item of other gains, net (Note 26) for the years ended December 31, 2018 and 2019, respectively. The value in use was the discounted cash flow based on the future projections made by DECA’s management with a discount rate of 14.1%, while the fair value was the estimated transaction price of DECA’s preferred shares, of which the fair value hierarchy was Level 3. In addition, due to the exercise of employee share options issued by DECA, the Group’s percentage of ownership in DECA decreased to 22.02%.

5)	In April 2019, the Group’s subsidiary, ASE Test, Inc., subscribed for 100,000 thousand ordinary shares of AMPI from its private placement with NT$250,000 thousand (US$8,358 thousand) in cash. The percentage of the Group’s ownership in AMPI then increased to 50.97% and, therefore, the Group obtained control over AMPI. The investments in ordinary shares of AMPI originally accounted for using the equity method were remeasured to the fair value at the acquisition date and the Group recognized remeasurement gain of NT$243,057 thousand (US$8,126 thousand) under the line item of other gains, net (Note 26).

6)	In July 2019, the Group’s subsidiary, Universal Global Technology Co., Limited, invested SGD79,863 thousand (equivalent to NT$1,824,608 thousand (US$61,003 thousand)) in MU, and then MU acquired the ordinary shares of Memtech International Ltd. (“Memtech”), a listed company in Singapore, from the public market. At the same time, MU issued new ordinary shares to the former shareholder of Memtech, Keytech Investment Pte. Ltd. (“Keytech”), in exchange for Memtech’s ordinary shares held by Keytech. The aforementioned share exchange resulted the Group’s percentage of ownership in MU decreased to 42.23%.

7)	Fair values (Level 1) of investments in associates with available published price quotation are summarized as follows:

	December 31
	2018	2019
	NT$	NT$	US$ (Note 4)

ChipMOS	$3,886,561	$5,100,181	$170,518
HC	$1,537,307	$1,551,033	$51,857
AMPI	$369,925	$—	$—

8)	Aggregate information of associates that are not individually material

	For the Year Ended December 31
	2017	2018	2019
	NT$	NT$	NT$	US$ (Note 4)

The Group’s share of:
Net profit (loss)	$(190,532)	$147,535	$321,413	$10,746
Other comprehensive income (loss)	59,676	(613,471)	1,401,453	46,856

Total comprehensive income (loss)	$(130,856)	$(465,936)	$1,722,866	$57,602

b.	Investments in joint ventures

1)	Investments in joint ventures that were not individually material and accounted for using the equity method consisted of the following:

			Carrying Amount as of December 31
			2018	2019
		Operating	NT$	NT$	US$ (Note 4)
Name of Joint Venture	Main Business	Location

ASEEE	Engaged in the production of embedded substrate	R.O.C.	$180,494	$—	$—
SUMA-USI Electronics Co., Ltd. (“SUMA-USI”)	Engaged in the design and production of electronic products	China	—	279,702	9,351

			$180,494	$279,702	$9,351

2)	At each balance sheet date, the percentages of ownership held by the Group’s subsidiary were as follows:

	December 31
	2018	2019

ASEEE	51.00%	—
SUMA-USI	—	49.00%

3)	In March 2019, UGKS entered into a joint venture agreement with Cancon Information Industry Co., Ltd. to establish SUMA-USI with an estimated total consideration of CNY107,800 thousand and obtained 49.00% ownership of SUMA-USI. As of December 31, 2019, the Group has invested CNY65,170 thousand (NT$283,236 thousand (US$9,470 thousand)). Based on the joint venture agreement, both investors jointly lead the relevant operation activities of SUMA-USI, which resulted in that the investment in SUMA-USI was accounted for using the equity method.

4)	In April 2019, ASE entered into a memorandum of understanding with TDK Corporation (“TDK”) in relation to ASEEE that was incorporated by a joint venture agreement entered into by the Group and TDK. In addition to a reduction of one legal representative director of TDK, which resulted in that the Group obtained control over ASEEE starting from April 2019 and the investments in ASEEE originally accounted for using the equity method was remeasured to fair value at the acquisition date with a remeasurement gain of NT$76,655 thousand (US$2,563 thousand) under the line item of other gains, net for the year ended December 31,2019 (Note 26), the memorandum of understanding set out that, after ASEEE offset its accumulated deficits against its capital in an amount of NT$1,147,595 thousand (US$38,368 thousand), ASE subscribed all of 150,000 thousand ordinary shares newly issued by ASEEE through its capital increase by cash in an amount of NT$1,500,000 thousand (US$50,150 thousand) in May 2019 and then repurchased all of ASEEE’s ordinary shares held by TDK in an amount of US$6,000 thousand in July 2019. As a result, the Group eventually held 100.00% of ownership in ASEEE (Note 32). Furthermore, the board of directors of ASE further resolved to merge with ASEEE in December 2019. The record date of merger was February 1, 2020 and was completed.

5)	Aggregate information of joint ventures that were not individually material

	For the Year Ended December 31
	2017	2018	2019
	NT$	NT$	NT$	US$ (Note 4)

The Group’s share of net loss and total comprehensive loss	$(184,366)	$(306,156)	$(142,306)	$(4,758)

15.	PROPERTY, PLANT AND EQUIPMENT

The carrying amounts of each class of property, plant and equipment were as follows:

	December 31
	2018	2019
	NT$	NT$	US$ (Note 4)

Land	$10,165,969	$10,333,822	$345,497
Buildings and improvements	78,963,937	85,409,580	2,855,553
Machinery and equipment	108,087,970	112,996,670	3,777,889
Other equipment	6,463,160	6,715,694	224,530
Construction in progress and machinery in transit	10,911,552	16,637,561	556,254

	$214,592,588	$232,093,327	$7,759,723

For the year ended December 31, 2017

	Land	Buildings and Improvements	Machinery and Equipment	Other Equipment	Construction in Progress and Machinery in Transit	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2017	$3,365,013	$96,258,175	$248,200,756	$8,474,661	$7,713,542	$364,012,147
Additions	—	350,434	102,301	130,659	23,094,288	23,677,682
Disposals	—	(609,294)	(8,449,949)	(763,937)	(73,248)	(9,896,428)
Reclassification	(35,965)	6,483,392	18,331,738	174,947	(25,428,464)	(474,352)
Effect of foreign currency exchange differences	(70,530)	(2,294,779)	(4,986,843)	(204,250)	557,595	(6,998,807)

Balance at December 31, 2017	$3,258,518	$100,187,928	$253,198,003	$7,812,080	$5,863,713	$370,320,242

Accumulated depreciation and impairment

Balance at January 1, 2017	$—	$38,229,544	$175,499,994	$6,385,080	$17,288	$220,131,906
Depreciation expenses	—	5,156,558	22,722,307	746,422	—	28,625,287
Impairment losses recognized	—	2,310	286,880	368	—	289,558
Disposals	—	(478,903)	(7,540,654)	(720,319)	(17,288)	(8,757,164)
Reclassification	—	(210,080)	34,452	(24,117)	—	(199,745)
Effect of foreign currency exchange differences	—	(784,365)	(3,990,174)	(163,467)	—	(4,938,006)

Balance at December 31, 2017	$—	$41,915,064	$187,012,805	$6,223,967	$—	$235,151,836

For the year ended December 31, 2018

	Land	Buildings and Improvements	Machinery and Equipment	Other Equipment	Construction in Progress and Machinery in Transit	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2018	$3,258,518	$100,187,928	$253,198,003	$7,812,080	$5,863,713	$370,320,242
Additions	—	144,898	192,673	84,860	38,669,807	39,092,238
Disposals	—	(677,206)	(26,493,282)	(2,251,060)	(34,902)	(29,456,450)
Reclassification	—	5,388,709	32,060,513	2,148,211	(39,612,324)	(14,891)
Acquisition through business combinations (Note 30)	6,880,400	37,127,957	95,810,062	11,122,171	5,781,189	156,721,779
Effect of foreign currency exchange differences	27,051	(464,275)	(929,579)	(78,095)	244,069	(1,200,829)

Balance at December 31, 2018	$10,165,969	$141,708,011	$353,838,390	$18,838,167	$10,911,552	$535,462,089

Accumulated depreciation and impairment

Balance at January 1, 2018	$—	$41,915,064	$187,012,805	$6,223,967	$—	$235,151,836
Depreciation expenses	—	6,325,948	31,751,251	1,816,587	—	39,893,786
Impairment losses recognized	—	29,531	97,680	5,860	—	133,071
Disposals	—	(491,033)	(25,704,778)	(2,070,302)	—	(28,266,113)
Reclassification	—	(265)	—	—	—	(265)
Acquisition through business combinations (Note 30)	—	15,097,920	53,210,063	6,428,174	—	74,736,157
Effect of foreign currency exchange differences	—	(133,091)	(616,601)	(29,279)	—	(778,971)

Balance at December 31, 2018	$—	$62,744,074	$245,750,420	$12,375,007	$—	$320,869,501

For the year ended December 31, 2019

	Land	Buildings and Improvements	Machinery and Equipment	Other Equipment	Construction in Progress and Machinery in Transit	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2019	$10,165,969	$141,708,011	$353,838,390	$18,838,167	$10,911,552	$535,462,089
Adjustments on initial application of IFRS 16 (Note 3)	—	—	—	(458,045)	—	(458,045)
Adjusted balance at January 1, 2019	10,165,969	141,708,011	353,838,390	18,380,122	10,911,552	535,004,044
Additions	—	806,844	413,008	76,671	61,777,364	63,073,887
Disposals	—	(983,690)	(19,139,634)	(2,507,440)	—	(22,630,764)
Reclassification	—	13,601,469	41,302,651	3,062,838	(57,221,627)	745,331
Acquisitions through business combinations (Note 30)	189,111	1,044,383	5,507,315	43,611	250,455	7,034,875
Effect of foreign currency exchange differences	(21,258)	(2,204,057)	(5,176,282)	(300,686)	919,817	(6,782,466)

Balance at December 31, 2019	$10,333,822	$153,972,960	$376,745,448	$18,755,116	$16,637,561	$576,444,907

Accumulated depreciation and impairment

Balance at January 1, 2019	$—	$62,744,074	$245,750,420	$12,375,007	$—	$320,869,501
Adjustments on initial application of IFRS 16 (Note 3)	—	—	—	(180,966)	—	(180,966)
Adjusted balance at January 1, 2019	—	62,744,074	245,750,420	12,194,041	—	320,688,535
Depreciation expense	—	6,989,392	35,747,308	2,503,967	—	45,240,667
Impairment losses recognized	—	78,562	102,056	20,388	—	201,006
Disposals	—	(881,149)	(18,640,266)	(2,503,438)	—	(22,024,853)
Reclassification	—	210,558	83,777	(103)	—	294,232
Acquisitions through business combinations (Note 30)	—	445,682	4,000,338	19,028	—	4,465,048
Effect of foreign currency exchange differences	—	(1,023,739)	(3,294,855)	(194,461)	—	(4,513,055)

Balance at December 31, 2019	$—	$68,563,380	$263,748,778	$12,039,422	$—	$344,351,580

	Land	Buildings and Improvements	Machinery and Equipment	Other Equipment	Construction in Progress and Machinery in Transit	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Cost

Balance at January 1, 2019	$339,885	$4,737,814	$11,830,103	$629,828	$364,813	$17,902,443
Adjustments on initial application of IFRS 16 (Note 3)	—	—	—	(15,314)	—	(15,314)
Adjusted balance at January 1, 2019	339,885	4,737,814	11,830,103	614,514	364,813	17,887,129
Additions	—	26,976	13,808	2,564	2,065,441	2,108,789
Disposals	—	(32,888)	(639,908)	(83,833)	—	(756,629)
Reclassification	—	454,746	1,380,898	102,402	(1,913,127)	24,919
Acquisitions through business combinations (Note 30)	6,323	34,917	184,130	1,458	8,374	235,202
Effect of foreign currency exchange differences	(711)	(73,689)	(173,062)	(10,053)	30,753	(226,762)

Balance at December 31, 2019	$345,497	$5,147,876	$12,595,969	$627,052	$556,254	$19,272,648

Accumulated depreciation and impairment

Balance at January 1, 2019	$-	$2,097,762	$8,216,330	$413,741	$-	$10,723,833
Adjustments on initial application of IFRS 16 (Note 3)	-	-	-	(6,050)	-	(6,050)
Adjusted balance at January 1, 2019	-	2,097,762	8,216,330	407,691	-	10,721,783
Depreciation expense	-	233,681	1,195,162	83,717	-	1,512,560
Impairment losses recognized	-	2,626	3,412	682	-	6,720
Disposals	-	(29,460)	(623,212)	(83,699)	-	(736,371)
Reclassification	-	7,040	2,801	(3)	-	9,838
Acquisitions through business combinations (Note 30)	-	14,901	133,746	636	-	149,283
Effect of foreign currency exchange differences	-	(34,227)	(110,159)	(6,502)	-	(150,888)

Balance at December 31, 2019	$-	$2,292,323	$8,818,080	$402,522	$-	$11,512,925

Based on the future operation plans and the capacity evaluation, the Group assessed that a portion of plant and equipment in the packaging segment and the testing segment were not qualified for the production needs and, therefore, recognized an impairment loss of NT$289,558 thousand, NT$133,071 thousand and NT$201,006 thousand (US$6,721 thousand) under the line item of other operating income and expenses (Note 26) for the years ended December 31, 2017, 2018 and 2019, respectively. The recoverable amount of a portion of the impaired plant and equipment was determined by its fair value less costs of disposal, of which the fair value was based on the recent quoted prices of assets with similar age and obsolescence that were provided by the vendors in secondary market which represent a Level 3 input because the secondary market was not very active. The recoverable amount of the other portion of the impaired plant and equipment was determined using value in use and the Group expected to derive zero future cash flows from these assets.

Each class of property, plant and equipment was depreciated on a straight-line basis over the following useful lives:

Buildings and improvements
Main plant buildings	10-55 years
Cleanrooms	10-20 years
Others	3-20 years
Machinery and equipment	2-10 years
Other equipment	2-20 years

The capitalized borrowing costs for the years ended December 31, 2017, 2018 and 2019 are disclosed in Note 26.

16.	LEASE ARRANGEMENTS

a.	Right-of-use assets – 2019

	December 31, 2019
	NT$	US$ (Note 4)

Carrying amounts

Land	$7,036,887	$235,269
Buildings and improvements	2,121,797	70,939
Machinery and equipment	588,443	19,674
Other equipment	45,094	1,508

	$9,792,221	$327,390

	For the Year Ended December 31, 2019
	NT$	US$ (Note 4)

Additions to right-of-use assets	$824,268	$27,558

Depreciation charge for right-of-use assets
Land	$215,301	$7,198
Buildings and improvements	307,708	10,288
Machinery and equipment	507,443	16,966
Other equipment	25,006	836

	$1,055,458	$35,288

The amounts disclosed above with respect to the right-of-use assets did not include the right-of-use assets that meet the definition of investment properties.

b.	Lease liabilities - 2019

	December 31, 2019
	NT$	US$ (Note 4)

Carrying amounts

Current	$632,802	$21,157
Non-current	$5,176,123	$173,057

The Group’s lease liabilities were mainly from land and buildings and improvements. The range of discount rates for lease liabilities was as follows:

December 31, 2019

Land (%)	0.54-4.90
Buildings and improvements (%)	0.30-8.62

c.	Material lease-in activities and terms

The Group leases land and buildings for the use of plants and offices with remaining lease terms of 1-69 years and 1-31 years, respectively. For the leasehold land located in the R.O.C., the Group has extension options at the expiry of the lease periods. However, the government has the right to adjust the lease payments on the basis of changes in announced land value prices and also has the right to terminate the lease contract under certain circumstances. The Group does not have bargain purchase options to acquire the leasehold land and buildings at the expiry of the lease periods. In addition, the Group is prohibited from subleasing or transferring all or any portion of the underlying assets without the lessor’s consent.

d.	Subleases

In addition to the sublease transactions described in Note 17, the Group did not have other sublease transactions.

e.	Other lease information

1)	Lease arrangements under operating leases for the leasing out of investment properties and freehold property, plant and equipment are set out in Note 17.

2)	Other related lease information

	For the Year Ended December 31, 2019
	NT$	US$ (Note 4)

Expenses relating to short-term leases	$421,924	$14,106
Expenses relating to low-value assets leases	$4,473	$150
Expenses relating to variable lease payments not included in the measurement of lease liabilities	$53,403	$1,785
Total cash outflow for leases	$(1,511,277)	$(50,527)

The Group leased certain machinery and equipment which qualify as short-term leases and certain other equipment which qualify as low-value asset leases. The Group elected to apply the recognition exemption and, thus, did not recognize right-of-use assets and lease liabilities for these leases.

2018

The future minimum lease payments of non-cancellable operating lease commitments were as follows:

December 31, 2018
NT$

Less than 1 year	$509,994
1 to 5 years	828,482
More than 5 years	1,047,626

$2,386,102

The minimum lease payments recognized in profit or loss for the year ended December 31, 2018 was NT$785,295 thousand.

17.	INVESTMENT PROPERTIES

For the year ended December, 2017

	Land	Buildings and Improvements	Total
	NT$	NT$	NT$

Cost

Balance at January 1, 2017	$—	$—	$—
Additions	—	186,535	186,535
Disposals	—	(342)	(342)
Reclassification	35,965	8,114,110	8,150,075
Effects of foreign currency exchange differences	—	106,482	106,482

Balance at December 31, 2017	$35,965	$8,406,785	$8,442,750

Accumulated depreciation and impairment

Balance at January 1, 2017	$—	$—	$—
Depreciation expenses	—	122,231	122,231
Disposals	—	(161)	(161)
Reclassification	—	199,745	199,745
Effects of foreign currency exchange differences	—	1,499	1,499

Balance at December 31, 2017	$—	$323,314	$323,314

Carrying amount at December 31, 2017	$35,965	$8,083,471	$8,119,436

For the year ended December, 2018

	Land	Buildings and Improvements	Total
	NT$	NT$	NT$

Cost

Balance at January 1, 2018	$35,965	$8,406,785	$8,442,750
Additions	—	125,853	125,853
Reclassification	—	14,891	14,891
Effects of foreign currency exchange differences	—	(137,739)	(137,739)

Balance at December 31, 2018	$35,965	$8,409,790	$8,445,755

Accumulated depreciation and impairment

Balance at January 1, 2018	$—	$323,314	$323,314
Depreciation expenses	—	392,667	392,667
Reclassification	—	265	265
Effects of foreign currency exchange differences	—	(8,870)	(8,870)

Balance at December 31, 2018	$—	$707,376	$707,376

Carrying amount at December 31, 2018	$35,965	$7,702,414	$7,738,379

For the year ended December, 2019

	Land	Buildings and Improvements	Right-of-use Assets	Total
	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2019	$35,965	$8,409,790	$—	$8,445,755
Adjustments on initial application of IFRS 16 (Note 3)	—	—	6,891,947	6,891,947
Adjusted balance at January 1, 2019	35,965	8,409,790	6,891,947	15,337,702
Additions	—	2,532	—	2,532
Reclassification	—	(490,130)	(21,069)	(511,199)
Disposals	—	(1,843)	—	(1,843)
Effects of foreign currency exchange differences	—	(209,980)	(303,086)	(513,066)

Balance at December 31, 2019	$35,965	$7,710,369	$6,567,792	$14,314,126

Accumulated depreciation and impairment

Balance at January 1, 2019	$—	$707,376	$—	$707,376
Adjustments on initial application of IFRS 16 (Note 3)	—	—	292,722	292,722
Adjusted balance at January 1, 2019	—	707,376	292,722	1,000,098
Depreciation expenses	—	377,536	216,574	594,110
Reclassification	—	(210,455)	543	(209,912)
Disposals	—	(1,240)	—	(1,240)
Effects of foreign currency exchange differences	—	99,354	(22,355)	76,999

Balance at December 31, 2019	$—	$972,571	$487,484	$1,460,055

Carrying amount at December 31, 2019	$35,965	$6,737,798	$6,080,308	$12,854,071

	Land	Buildings and Improvements	Right-of-use Assets	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Cost

Balance at January 1, 2019	$1,202	$281,170	$—	$282,372
Adjustments on initial application of IFRS 16 (Note 3)	—	—	230,423	230,423
Adjusted balance at January 1, 2019	1,202	281,170	230,423	512,795
Additions	—	85	—	85
Reclassification	—	(16,387)	(704)	(17,091)
Disposals	—	(62)	—	(62)
Effects of foreign currency exchange differences	—	(7,020)	(10,133)	(17,153)

Balance at December 31, 2019	$1,202	$257,786	$219,586	$478,574

Accumulated depreciation and impairment

Balance at January 1, 2019	$—	$23,650	$—	$23,650
Adjustments on initial application of IFRS 16 (Note 3)	—	—	9,787	9,787
Adjusted balance at January 1, 2019	—	23,650	9,787	33,437
Depreciation expenses	—	12,622	7,241	19,863
Reclassification	—	(7,036)	18	(7,018)
Disposals	—	(41)	—	(41)
Effects of foreign currency exchange differences	—	3,322	(747)	2,575

Balance at December 31, 2019	$—	$32,517	$16,299	$48,816

Carrying amount at December 31, 2019	$1,202	$225,269	$203,287	$429,758

(Concluded)

Right-of-use assets included in investment properties were leasehold land located in Shanghai and were subleased under operating leases.

The abovementioned investment properties were leased out for 1 to 15 years, with an option to extend for an additional years. The lease contracts contain market review clauses in the event that the lessees exercise their options to extend. The lessees do not have bargain purchase options to acquire the investment properties at the expiry of the lease periods.

In addition to fixed lease payments, the lease contracts also indicated that the lessees should make variable payments determined at a specific percentage of the excess of respective lessee’s monthly revenues over a specific amount.

The maturity analysis of lease payments receivable under operating leases of investment properties was as follows:

	December 31, 2019
	NT$	US$ (Note 4)

Year 1	$921,649	$30,814
Year 2	744,366	24,887
Year 3	623,326	20,840
Year 4	408,634	13,662
Year 5	320,611	10,719
Year 6 onwards	830,091	27,753

	$3,848,677	$128,675

The future lease payments of non-cancellable operating lease commitments were as follows:

December 31, 2018
NT$

Not later than 1 year	$916,891
Later than 1 year and not later than 5 years	2,391,843
Later than 5 years	1,157,093

$4,465,827

The investment properties were depreciated on a straight-line basis over the following useful lives:

Main buildings	10-40 years
Right-of-use assets	15-50 years
Others	3-20 years

The fair value of the investment properties was measured using the market approach and the income approach based on level 3 inputs by independent professional appraisers. The significant unobservable inputs were discount rates. The fair value of the investment properties was as follows:

	December 31
	2018	2019
	NT$	NT$	US$ (Note 4)

Fair value	$11,764,829	$19,586,287	$654,841

Refer to Note 37 for the carrying amount of the investment properties that had been pledged by the Group to secure borrowings.

18.	GOODWILL

	Cost	Accumulated Impairment	Carrying Amount
	NT$	NT$	NT$

Balance at January 1, 2017	$12,479,305	$1,988,996	$10,490,309
Impairment losses recognized	—	425,117	(425,117)
Effect of foreign currency exchange differences	(130,698)	—	(130,698)

Balance at December 31, 2017	12,348,607	2,414,113	9,934,494
Acquisition through business combinations (Note 30)	39,990,231	—	39,990,231
Effect of foreign currency exchange differences	49,721	—	49,721

Balance at December 31, 2018	52,388,559	2,414,113	49,974,446
Acquisition through business combinations (Note 30)	264,977	—	264,977
Effect of foreign currency exchange differences	(40,987)	—	(40,987)

Balance at December 31, 2019	$52,612,549	$2,414,113	$50,198,436

	Cost	Accumulated Impairment	Carrying Amount
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Balance at January 1, 2019	$1,751,540	$80,713	$1,670,827
Acquisition through business combinations (Note 30)	8,859	—	8,859
Effect of foreign currency exchange differences	(1,370)	—	(1,370)

Balance at December 31, 2019	$1,759,029	$80,713	$1,678,316

a.	Allocating goodwill to cash-generating units

The Group did not monitor goodwill for internal management purpose but for financial reporting purpose and, therefore, the goodwill was allocated to the following cash-generating units for evaluation of impairment: packaging segment, testing segment, EMS segment and other segment. The carrying amounts of goodwill allocated to cash-generating units were as follows:

	December 31
	2018	2019
Cash-generating units	NT$	NT$	US$ (Note 4)

Packaging segment	$35,729,371	$35,717,828	$1,194,177
Testing segment	13,448,886	13,421,321	448,724
Others	796,189	1,059,287	35,415

	$49,974,446	$50,198,436	$1,678,316

b.	Impairment assessment

At the end of each year, the Group performs evaluation of goodwill for impairment by reviewing the recoverable amounts based on value in use which incorporates cash flow projections estimated by management covering a five-year period. The cash flows beyond that five-year period are extrapolated using a steady per annum growth rate. In assessing value in use, the estimated future cash flows are discounted to their present value using annual pre-tax discount rates which were 10.82%-12.42%, 9.74%-10.22% and 9.59%-14.99% as of December 31, 2017, 2018 and 2019, respectively. As of December 31, 2017, the recoverable amount of other segment was lower than its carrying amount since its actual growth in revenue did not meet its forecast previously made by management. The review led to the recognition of an impairment loss of NT$425,117 thousand under the line item of other operating income and expenses, net (Note 26) for the year ended December 31, 2017. For the years ended December 31, 2018 and 2019, no impairment loss was recognized. The key assumption used in calculating each segment’s value in use also included the growth rates for operating revenues, which were based on the forecast for the Group and the industry as well as the Group’s historical performance.

Management believes that any reasonably possible change in the key assumptions on which the recoverable amount was based would not cause the carrying amount of the cash-generating unit to exceed its recoverable amount.

19.	OTHER INTANGIBLE ASSETS

The carrying amounts of each class of other intangible assets were as follows:

	December 31
	2018	2019
	NT$	NT$	US$ (Note 4)

Customer relationships	$10,366,797	$9,333,333	$312,047
Computer software	1,159,682	1,929,539	64,511
Patents and acquired specific technology	19,255,669	17,718,523	592,395
Others	115,552	42,997	1,438

	$30,897,700	$29,024,392	$970,391

For the year ended December 31, 2017

	Customer Relationships	Computer Software	Patents and Acquired Specific Technology	Others	Total
	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2017	$915,636	$3,552,229	$514,443	$192,392	$5,174,700
Additions	—	265,497	—	12,328	277,825
Disposals	—	(83,595)	(123,744)	(4,978)	(212,317)
Effect of foreign currency exchange differences	—	(47,679)	(1,213)	(988)	(49,880)

Balance at December 31, 2017	$915,636	$3,686,452	$389,486	$198,754	$5,190,328

Accumulated amortization

Balance at January 1, 2017	$721,547	$2,608,702	$155,216	$71,974	$3,557,439
Amortization expense	80,313	316,580	43,493	17,280	457,666
Disposals	—	(72,481)	(123,743)	—	(196,224)
Effect of foreign currency exchange differences	—	(30,680)	(4,882)	144	(35,418)

Balance at December 31, 2017	$801,860	$2,822,121	$70,084	$89,398	$3,783,463

For the year ended December 31, 2018

	Customer Relationships	Computer Software	Patents and Acquired Specific Technology	Others	Total
	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2018	$915,636	$3,686,452	$389,486	$198,754	$5,190,328
Additions	—	528,883	—	8,776	537,659
Disposals	—	(95,358)	(231)	(4,000)	(99,589)
Acquisition through business combinations (Note 30)	11,000,000	274,868	20,200,000	32,800	31,507,668
Effect of foreign currency exchange differences	—	6,200	(899)	(332)	4,969

Balance at December 31, 2018	$11,915,636	$4,401,045	$20,588,356	$235,998	$37,141,035

Accumulated amortization

Balance at January 1, 2018	$801,860	$2,822,121	$70,084	$89,398	$3,783,463
Amortization expense	746,979	373,536	1,263,309	18,626	2,402,450
Disposals	—	(95,202)	(231)	(4,000)	(99,433)
Acquisition through business combinations (Note 30)	—	137,799	—	15,483	153,282

Effect of foreign currency exchange differences	$—	$3,109	$(475)	$939	$3,573

Balance at December 31, 2018	$1,548,839	$3,241,363	$1,332,687	$120,446	$6,243,335

For the year ended December 31, 2019

	Customer Relationships	Computer Software	Patents and Acquired Specific Technology	Others	Total
	NT$	NT$	NT$	NT$	NT$
Cost

Balance at January 1, 2019	$11,915,636	$4,401,045	$20,588,356	$235,998	$37,141,035
Adjustments on initial application of IFRS 16 (Note 3)	—	—	—	(152,341)	(152,341)
Adjusted balance at January 1, 2019	11,915,636	4,401,045	20,588,356	83,657	36,988,694
Additions	—	1,358,533	—	(7,625)	1,350,908
Disposals or derecognization	(915,635)	(1,123,446)	—	(6,315)	(2,045,396)
Acquisition through business combinations (Note 30)	—	19,944	732,604	—	752,548
Effect of foreign currency exchange differences	—	(49,198)	(2,264)	(1,417)	(52,879)

Balance at December 31, 2019	$11,000,001	$4,606,878	$21,318,696	$68,300	$36,993,875

Accumulated amortization

Balance at January 1, 2019	$1,548,839	$3,241,363	$1,332,687	$120,446	$6,243,335
Adjustments on initial application of IFRS 16 (Note 3)	—	—	—	(92,674)	(92,674)
Adjusted balance at January 1, 2019	1,548,839	3,241,363	1,332,687	27,772	6,150,661
Amortization expense	1,033,464	583,300	1,955,703	4,139	3,576,606
Disposals or derecognization	(915,635)	(1,116,512)	—	(6,315)	(2,038,462)
Acquisition through business combinations (Note 30)	—	7,765	313,422	—	321,187
Effect of foreign currency exchange differences	—	(38,577)	(1,639)	(293)	(40,509)

Balance at December 31, 2019	$1,666,668	$2,677,339	$3,600,173	$25,303	$7,969,483

  (Concluded)

	Customer Relationships	Computer Software	Patents and Acquired Specific Technology	Others	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)
Cost

Balance at January 1, 2019	$398,383	$147,143	$688,343	$7,890	$1,241,759
Adjustments on initial application of IFRS 16 (Note 3)	—	—	—	(5,093)	(5,093)
Adjusted balance at January 1, 2019	398,383	147,143	688,343	2,797	1,236,666
Additions	—	45,421	—	(255)	45,166
Disposals or derecognization	(30,613)	(37,561)	—	(211)	(68,385)
Acquisition through business combinations (Note 30)	—	667	24,494	—	25,161
Effect of foreign currency exchange differences	—	(1,645)	(76)	(47)	(1,768)

Balance at December 31, 2019	$367,770	$154,025	$712,761	$2,284	$1,236,840

Accumulated amortization

Balance at January 1, 2019	$51,783	$108,371	$44,557	$4,027	$208,738
Adjustments on initial application of IFRS 16 (Note 3)	—	—	—	(3,099)	(3,099)
Adjusted balance at January 1, 2019	51,783	108,371	44,557	928	205,639
Amortization expense	34,553	19,502	65,386	138	119,579
Disposals or derecognization	(30,613)	(37,329)	—	(211)	(68,153)
Acquisition through business combinations (Note 30)	—	260	10,479	—	10,739
Effect of foreign currency exchange differences	—	(1,290)	(55)	(10)	(1,355)

Balance at December 31, 2019	$55,723	$89,514	$120,367	$845	$266,449

  (Concluded)

Each class of other intangible assets was amortized on the straight-line basis over the following useful lives:

Customer relationships	11 years
Computer software	2-10 years
Patents and acquired specific technology	5-17 years
Others	5-32 years

20.	LONG-TERM PREPAYMENTS FOR LEASE

Long-term prepayments for lease mainly represented land use rights located in China with periods for use from 30 to 70 years and will expire through 2048 to 2089. Starting from 2019, the Group reclassified the amount of NT$6,599,225 thousand (US$220,636 thousand) and NT$4,165,610 thousand (US$139,271 thousand) to investment properties and right-of-use assets, respectively, upon initial application of IFRS 16.

21.	BORROWINGS

a.	Short-term borrowings

Short-term borrowings mainly represented unsecured revolving bank loans and letters of credit with annual interest rates at 0.76%-5.10% and 0.70%-5.40% as of December 31, 2018 and 2019, respectively.

b.	Long-term borrowings

1)	Bank loans

	December 31
	2018	2019
	NT$	NT$	US$ (Note 4)

Revolving bank loans
Syndicated bank loans - repayable through May 2020 to May 2023, annual interest rates both were 1.80% as of December 31, 2018 and 2019	$55,000,000	$20,000,000	$668,673
Others - repayable through January 2020 to July 2029, annual interest rates were 0.75%-3.77% and 0.82%-4.13% as of December 31, 2018 and 2019, respectively	75,533,354	105,214,824	3,517,714
Mortgage loans
Repayable through January 2020 to December 2033, annual interest rates were 5.39% and 2.43%-4.90% as of December 31, 2018 and 2019, respectively	4,393,826	4,880,822	163,183
	134,927,180	130,095,646	4,349,570
Less: unamortized arrangement fee	128,083	10,292	344
	134,799,097	130,085,354	4,349,226
Less: current portion	10,779,034	5,017,970	167,769

	$124,020,063	$125,067,384	$4,181,457

Pursuant to some of the above revolving bank loans agreements, the Company and its subsidiaries should meet certain financial covenants which are calculated based on each of their annual audited consolidated financial statements or semi-annual reviewed consolidated financial statements. The Company and its subsidiaries were in compliance with all of the financial covenants as of December 31, 2018 and 2019.

2)	Long-term bills payable

	December 31
	2018	2019
	NT$	NT$	US$ (Note 4)

China Bills Finance Corporation, repayable in February and March 2021, annual interest rates were 0.99% and 1.02%-1.05% as of December 31, 2018 and 2019, respectively	$1,000,000	$2,800,000	$93,614
International Bills Finance Corporation, repayable in March 2021, annual interest rates were 1.00% and 1.02%-1.05% as of December 31, 2018 and 2019, respectively	1,000,000	3,000,000	100,301
Ta Ching Bills Finance Corporation, repayable through January 2021 to March 2022, annual interest rates were 0.98% and 1.01%-1.03% as of December 31, 2018 and 2019, respectively	1,100,000	3,100,000	103,644
Mega Bills Finance Corporation, repayable in March 2022, annual interest rate was 1.04% as of December 31, 2019	-	2,000,000	66,868
	3,100,000	10,900,000	364,427
Less: unamortized discounts	768	4,635	155

	$3,099,232	$10,895,365	$364,272

3)	Long-term notes payable

The Company’s subsidiary funded NT$100,016 thousand (US$3,344 thousand) from leasing companies by after-sales repurchasing its inventory and machinery. The subsidiary issued notes to those leasing companies for monthly installments through February 2021. As of December 31, 2019, the unamortized discounts were NT$2,137 thousand (US$72 thousand), current portion of long-term notes payable was NT$94,798 thousand (US$3,169 thousand), and the annual interest rates were 5.02%-6.89%.

22.	BONDS PAYABLE

	December 31
	2018	2019
	NT$	NT$	US$ (Note 4)

Unsecured domestic bonds
Repayable at maturity in January 2021 and interest due annually with annual interest rate at 1.30%	$7,000,000	$7,000,000	$234,035
Repayable at maturity in January 2023 and interest due annually with annual interest rate at 1.50%	2,000,000	2,000,000	66,867
Repayable at maturity in January 2022 and interest due annually with annual interest rate at 1.25%	3,700,000	3,700,000	123,704
Repayable at maturity in January 2024 and interest due annually with annual interest rate at 1.45%	4,300,000	4,300,000	143,765
Repayable at maturity in April 2024 and interest due annually with annual interest rate at 0.90%	—	6,500,000	217,319
Repayable at maturity in April 2026 and interest due annually with annual interest rate at 1.03%	—	3,500,000	117,018
Unsecured international bonds
US$200,000 thousand (linked to New Taiwan dollar), repayable at maturity in October 2022 and interest due quarterly with annual interest rate at 2.15%	—	6,204,800	207,449
US$100,000 thousand (linked to New Taiwan dollar), repayable at maturity in October 2024 and interest due quarterly with annual interest rate at 2.50%	—	3,102,400	103,725
Secured domestic bonds
Repayable at maturity in December 2020 and interest due annually with nil annual interest rate	—	250,000	8,358
	17,000,000	36,557,200	1,222,240
Less: discounts on bonds payable	14,064	35,045	1,172
	16,985,936	36,522,155	1,221,068
Less: current portion of bonds payable	—	250,000	8,358

	$16,985,936	$36,272,155	$1,212,710

(Concluded)

a.	In August 2017, AMPI offered its third private-placement unsecured domestic convertible bonds in NT$100,000 thousand with a coupon rate of 3.5% and a maturity of 3 years. The conversion price was NT$3 per share at offering date and all the bonds were subscribed by ASE. Such convertible bonds were deemed as a hybrid financial instrument under IFRS 9 and, therefore, ASE classified them as financial assets designated at FVTPL. As disclosed in Notes 14 and 30, the Group obtained control over AMPI starting from April 30, 2019 and the aforementioned contractual obligations assumed by AMPI and the contractual rights entitled to ASE were extinguished. The assets and liabilities related to the convertible bonds were eliminated upon the Group’s preparation of the consolidated financial statements.

b.	In December 2017, AMPI offered the fifth secured domestic convertible bonds in NT$250,000 thousand with nil coupon rate and a maturity of 3 years. Each holder of the bonds has the right to convert the bonds into ordinary shares of AMPI at the conversion price at any time from the 3 months after the offering date to the maturity date. The initial conversion price was NT$4.8 per share at offering date and the conversion price will be subject to adjustment in the event of the conversion provisions due to anti-dilution clause. As of December 31, 2019, the conversion prices was NT$4.8 (US$0.2) per share. The bonds may be early redeemed at the option of AMPI, in whole or in part, at any time provided that (1) if the closing price of AMPI’s ordinary shares on the Taipei Exchange exceeds the conversion price by 30% or more for 30 consecutive business days in the period starting from 3 months after the offering to 40 days before the maturity or (2) the outstanding amount of the bonds falls below 10% of the originally offered in the period aforementioned.

c.	In October 2019, the Company offered the second unsecured international bonds in the aggregate amount of US$300,000 thousand with par value of US$1,000 thousand. These unsecured international bonds were divided into tranche A, in the amount of US$200,000 thousand with maturity of 3 years, and tranche B, in the amount of US$100,000 thousand with maturity of 5 years. The annual interest rates of tranche A and tranche B were 2.15% and 2.50%, respectively. All the proceeds from bonds offering were used to support ASE’s green investments by subscribing for ASE’s newly issued ordinary shares from its private placement.

23.	OTHER PAYABLES

	December 31
	2018	2019
	NT$	NT$	US$ (Note 4)

Payables for property, plant and equipment	$7,995,634	$14,282,564	$477,518
Accrued salary and bonus	10,591,202	10,384,089	347,178
Accrued employees’ compensation and remuneration to directors	3,038,417	3,206,036	107,189
Accrued employee insurance	875,638	900,367	30,103
Accrued utilities	427,106	504,866	16,879
Others	8,075,885	9,903,768	331,119

	$31,003,882	$39,181,690	$1,309,986

24.	RETIREMENT BENEFIT PLANS

a.	Defined contribution plans

1)	The pension plan under the R.O.C. Labor Pension Act (“LPA”) for the Group’s R.O.C. resident employees is a government-managed defined contribution plan. Based on the LPA, the Company and its subsidiaries in Taiwan makes monthly contributions to employees’ individual pension accounts at 6% of their monthly salaries.

2)	The subsidiaries located in China, U.S.A., Malaysia, Singapore and Mexico also make contributions at various ranges according to relevant local regulations.

b.	Defined benefit plans

1)	The Company and its subsidiaries in Taiwan joined the defined benefit pension plan under the R.O.C. Labor Standards Law operated by the government. Pension benefits are calculated on the basis of the length of service and average monthly salaries of the last six months before retirement. The Company and its subsidiaries in Taiwan make contributions based on a certain percentage of their domestic employees’ monthly salaries to a pension fund administered by the pension fund monitoring committee. Before the end of each year, the Company and its subsidiaries in Taiwan assess the balance in the pension fund. If the amount of the balance in the pension fund is inadequate to pay retirement benefits for employees who conform to retirement requirements in the next year, the Company and its subsidiaries in Taiwan are required to fund the difference in one appropriation that should be made by the end of March in the next year. Pension contributions are deposited in the Bank of Taiwan in the committee’s name and are managed by the Bureau of Labor Funds, Ministry of Labor (“the Bureau”); the Company and its subsidiaries in Taiwan have no right to influence the investment policy and strategy.

2)	ASE Japan has a pension plan under which eligible employees with more than ten years of service are entitled to receive pension benefits based on their length of service and salaries at the time of termination of employment. ASE Japan makes contributions based on a certain amount of pension cost to employees. ASE Korea also has a pension plan under which eligible employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with ASE Korea, based on their length of service and salaries at the time of termination. ASE Korea makes contributions based on a certain percentage of employees’ salaries to an external financial institution in the names of employees and were administered by the management.

3)	ASE, SPIL, ASE Test, Inc. and ASE Electronics Inc. maintain pension plans for executive managers. Pension costs under the plans were NT$3,171 thousand, NT$11,137 thousand and NT$11,567 thousand (US$387 thousand) for the years ended December 31, 2017, 2018 and 2019, respectively. As of December 31, 2018 and 2019, accrued pension liabilities for executive managers were NT$320,542 thousand and NT$335,109 thousand (US$11,204 thousand), respectively.

4)	The amounts included in the consolidated balance sheets arising from the Group’s obligation in respect of its defined benefit plans excluding those for executive managers were as follows:

	December 31
	2018	2019
	NT$	NT$	US$ (Note 4)

Present value of the defined benefit obligation	$10,297,139	$10,668,574	$356,689
Fair value of the plan assets	(5,492,123)	(5,742,178)	(191,982)

Present value of unfunded defined benefit obligation	$4,805,016	$4,926,396	$164,707
Recorded under other payables	(18,791)	(19,014)	(636)
Recorded under other non-current assets	11,910	11,910	399

Net defined benefit liability	$4,798,135	$4,919,292	$164,470

Movements in net defined benefit liability (asset) were as follows:

	Present Value of the Defined Benefit Obligation	Fair Value of the Plan Assets	Net Defined Benefit Liability (Asset)
	NT$	NT$	NT$

Balance at January 1, 2017	$8,389,884	$(4,417,367)	$3,972,517

Service cost
Current service cost	278,412	—	278,412
Past service cost and gain on settlements	(68,979)	—	(68,979)
Net interest expense (income)	157,404	(103,741)	53,663
Recognized in profit or loss	366,837	(103,741)	263,096

Remeasurement
Return on plan assets (excluding amounts included in net interest)	—	52,124	52,124
Actuarial loss arising from changes in financial assumptions	56,860	—	56,860

(Continued)

	Present Value of the Defined Benefit Obligation	Fair Value of the Plan Assets	Net Defined Benefit Liability (Asset)
	NT$	NT$	NT$

Actuarial gain arising from experience adjustments	$(315,090)	$—	$(315,090)
Actuarial loss arising from changes in demographic assumptions	762	—	762
Recognized in other comprehensive income	(257,468)	52,124	(205,344)

Contributions from the employer	—	(484,790)	(484,790)
Benefits paid from the pension fund	(690,830)	690,830	—
Benefits paid from the Group	(96,575)	—	(96,575)
Exchange differences on foreign plans	198,790	(78,429)	120,361

Balance at December 31, 2017	7,910,638	(4,341,373)	3,569,265

Service cost
Current service cost	224,126	—	224,126
Net interest expense (income)	178,779	(122,709)	56,070
Recognized in profit or loss	402,905	(122,709)	280,196

Remeasurement
Return on plan assets (excluding amounts included in net interest)	—	(16,589)	(16,589)
Actuarial gain arising from changes in financial assumptions	(8,643)	—	(8,643)
Actuarial loss arising from experience adjustments	302,499	—	302,499
Actuarial loss arising from changes in demographic assumptions	8,190	—	8,190
Actuarial loss arising from changes in other assumptions	22,723	—	22,723
Recognized in other comprehensive income	324,769	(16,589)	308,180

Contributions from the employer	—	(364,237)	(364,237)
Benefits paid from the pension fund	(541,989)	541,989	—
Benefits paid from the Group	(295,953)	—	(295,953)
Business combinations	2,522,805	(1,210,524)	1,312,281
Exchange differences on foreign plans	(26,036)	21,320	(4,716)

Balance at December 31, 2018	10,297,139	(5,492,123)	4,805,016

Service cost
Current service cost	211,226	—	211,226
Net interest expense (income)	151,635	(97,387)	54,248
Recognized in profit or loss	362,861	(97,387)	265,474

Remeasurement
Return on plan assets (excluding amounts included in net interest)	—	(104,516)	(104,516)
Actuarial gain arising from changes in financial assumptions	398,732	—	398,732
Actuarial loss arising from experience adjustments	70,374	—	70,374
Actuarial loss arising from changes in demographic assumptions	(2,329)	—	(2,329)
Recognized in other comprehensive income	$466,777	$(104,516)	$362,261

Contributions from the employer	—	(514,617)	(514,617)
Benefits paid from the pension fund	(393,897)	393,897	—
Benefits paid from the Group	(21,439)	—	(21,439)
Business combinations	62,857	(28,380)	34,477
Exchange differences on foreign plans	(105,724)	100,948	(4,776)

Balance at December 31, 2019	$10,668,574	$(5,742,178)	$4,926,396

(Continued)

	Present Value of the Defined Benefit Obligation	Fair Value of the Plan Assets	Net Defined Benefit Liability (Asset)
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Balance at January 1, 2019	$344,271	$(183,621)	$160,650

Service cost
Current service cost	7,062	—	7,062
Net interest expense (income)	5,070	(3,256)	1,814
Recognized in profit or loss	12,132	(3,256)	8,876

Remeasurement
Return on plan assets (excluding amounts included in net interest)	—	(3,494)	(3,494)
Actuarial gain arising from changes in financial assumptions	13,331	—	13,331
Actuarial loss arising from experience adjustments	2,353	—	2,353
Actuarial loss arising from changes in demographic assumptions	(78)	—	(78)
Recognized in other comprehensive income	15,606	(3,494)	12,112

Contributions from the employer	—	(17,206)	(17,206)
Benefits paid from the pension fund	(13,169)	13,169	—
Benefits paid from the Group	(717)	—	(717)
Business combinations	2,101	(949)	1,152
Exchange differences on foreign plans	(3,535)	3,375	(160)

Balance at December 31, 2019	$356,689	$(191,982)	$164,707

(Concluded)

5)	The fair value of the plan assets by major categories at each balance sheet date was as follows:

	December 31
	2018	2019
	NT$	NT$	US$ (Note 4)

Cash	$2,340,903	$2,396,657	$80,129
Debt instruments	902,886	1,029,884	34,433
Equity instruments	2,164,895	2,315,637	77,420
Others	83,439	—	—

Total	$5,492,123	$5,742,178	$191,982

6)	Through the defined benefit plans under the Labor Standards Law of the R.O.C., the Group in Taiwan are exposed to the following risks:

a)	Investment risk

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

7)	The management of ASE Korea is responsible for the administration of the fund and determination of the investment strategies according to related local regulations. ASE Korea is responsible for the shortfall between the fund and the defined benefit obligation. The plan assets are invested in the certificates of deposits.

8)	The present value of the defined benefit obligation and the related current service cost and past service cost were measured using the Projected Unit Credit Method. Except the pension plans for executive managers, the key assumptions used for the actuarial valuations were as follow:

	December 31
	2018	2019

Discount rates (%)	0.05-3.02	0.08-2.85
Expected rates of salary increase (%)	1.75-4.06	1.00-4.01

The sensitivity analysis below has been determined based on reasonably possible changes of the respective assumptions occurring at each balance sheet date, while holding all other assumptions constant.

	December 31
	2018	2019
	NT$	NT$	US$ (Note 4)

Discount Rate
0.5% higher	$(555,181)	$(555,266)	$(18,565)
0.5% lower	$603,089	$601,616	$20,114
Expected rates of salary increase
0.5% higher	$591,712	$591,915	$19,790
0.5% lower	$(547,522)	$(545,528)	$(18,239)

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

9)	Maturity analysis of undiscounted pension benefit

	December 31
	2018	2019
	NT$	NT$	US$ (Note 4)

No later than 1 year	$368,592	$422,067	$14,111
Later than 1 year but not later than 5 years	1,886,738	2,081,540	69,593
Later than 5 years	13,322,695	12,216,422	408,439

	$15,578,025	$14,720,029	$492,143

The Group expected to make contributions of NT$484,247 thousand and NT$533,777 thousand (US$17,846 thousand) to the defined benefit plans in the next year starting from January 1, 2019 and 2020, respectively.

As of December 31, 2018 and 2019, the average duration of the defined benefit obligation excluding those for executive managers of the Group was 9 to 15 years and 10 to 14 years, respectively.

25.	EQUITY

a.	Share capital

Ordinary shares

	December 31
	2018	2019

Numbers of shares authorized (in thousands)	5,000,000	5,000,000

Numbers of shares reserved (in thousands)
Employee share options	400,000	400,000

Number of shares issued and fully paid (in thousands)	4,321,714	4,330,528

	December 31
	2018	2019
	NT$	NT$	US$ (Note 4)

Share capital authorized	$50,000,000	$50,000,000	$1,671,682

Share capital reserved
Employee share options	$4,000,000	$4,000,000	$133,735

Share capital issued and fully paid	$43,217,144	$43,305,287	$1,447,853

American Depositary Receipts

The Company’s ADS represents 2 ordinary shares of the Company. As of December 31, 2018 and 2019, 140,042 thousand and 125,542 thousand ADSs were outstanding and represented approximately 280,085 thousand and 251,084 thousand ordinary shares of the Company, respectively.

b.	Capital surplus

	December 31
	2018	2019
	NT$	NT$	US$ (Note 4)

May be used to offset a deficit, distributed as cash dividends, or transferred to share capital (1)

Issuance of ordinary shares	$12,906,401	$13,070,330	$436,989
Merger by share exchange	117,693,658	117,693,658	3,934,927
Difference between consideration and the carrying amount of the subsidiaries’ net assets during actual disposal or acquisition	6,034,102	3,254,489	108,809
	136,634,161	134,018,477	4,480,725

May be used to offset a deficit only

Changes in percentage of ownership interest in subsidiaries (2)	3,727,336	891,876	29,819
Treasury share transactions	182,354	364,708	12,193
Exercised employee share options	1,366,480	1,443,995	48,278
Expired share options (Note 29)	645,978	645,903	21,595
Share of changes in capital surplus of associates	87,136	16,266	544
Dividends that the claim period has elapsed and unclaimed by shareholders	872	1,942	65
	6,010,156	3,364,690	112,494

May not be used for any purpose

Employee share options	583,542	1,304,250	43,606
Others (3)	48,805	222,946	7,454
	632,347	1,527,196	51,060

	$143,276,664	$138,910,363	$4,644,279

(Concluded)

1)	Such capital surplus may be used to offset a deficit; in addition, when the Company has no deficit, such capital surplus may be distributed as cash dividends or transferred to share capital (limited to a certain percentage of the Company’s capital surplus and once a year).

2)	Such capital surplus arises from the effect of changes in ownership interest in a subsidiary resulted from equity transactions other than actual disposal or acquisition, or from changes in capital surplus of subsidiaries accounted for using the equity method.

3)	Such capital surplus represents the excess of the carrying amount of related accounts over the par value due to employee share options exercised and the Company has not completed registration formalities.

The Company’s special shareholders’ meeting held in June 2018 resolved to distribute cash to its shareholders in the amount of NT$10,795,980 thousand from capital surplus arising from issuance of ordinary shares.

c.	Retained earnings and dividend policy

The amended Articles of Incorporation of the Company (the “Articles”) approved in shareholders’ meeting in June 2019 provides that annual net income shall be distributed in the following order:

1)	Replenishment of deficits;

2)	10.0% as legal reserve;

3)	Special reserve appropriated or reversed in accordance with laws or regulations set forth by the authorities concerned;

For the policies on the distribution of employees’ compensation and remuneration of directors, refer to employees’ compensation and remuneration of directors in Note 26(g).

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

Items referred to under Rule No. 1010012865 and Rule No. 1010047490 issued by the Financial Supervisory Commission R.O.C. and in the directive titled “Questions and Answers for Special Reserves Appropriated Following Adoption of IFRSs” should be appropriated to or reversed from a special reserve by the Company.

The appropriation of earnings for 2018 resolved at the Company’s shareholders’ meeting in June 2019, was as follows:

	Appropriation of Earnings		Dividends Per Share
	NT$	US$ (Note 4)	NT$	US$ (Note 4)
			(in dollars)	(in dollars)

Legal reserve	$2,203,895	$73,684
Special reserve	3,548,844	118,651
Cash dividends	10,806,454	361,299	$2.50	$0.1

	$16,559,193	$553,634

d.	Others equity items

1)	Exchange differences on translating foreign operations

	For the Year Ended December 31
	2017	2018	2019
	NT$	NT$	NT$	US$ (Note 4)

Balance at January 1	$(1,643,623)	$(6,733,659)	$(5,888,574)	$(196,876)
Exchange differences on translating foreign operations	(4,952,815)	426,186	(4,788,135)	(160,085)
Share from associates and joint venture accounted for using the equity method	(137,221)	136,608	(85,975)	(2,875)
Disposal of associates and joint venture accounted for using the equity method	—	282,291	—	—

Balance at December 31	$(6,733,659)	$(5,888,574)	$(10,762,684)	$(359,836)

2)	Unrealized gain (loss) on available-for-sale financial assets

For the Year Ended December 31, 2017
NT$

Balance at January 1, 2017	$(197,314)
Unrealized gain arising on revaluation of available-for-sale financial assets	169,585
Cumulative loss reclassified to profit or loss on impairment of available-for-sale financial assets	50,206
Cumulative gain reclassified to profit or loss on disposal of available-for-sale financial assets	(1,517)
Share from associates and joint venture accounted for using the equity method	401,610

Balance at December 31, 2017	$422,570

3)	Unrealized gain (loss) on financial assets at FVTOCI

	For the Year Ended December 31
	2018	2019
	NT$	NT$	US$ (Note 4)

Balance at January 1	$422,570	$(1,015,107)	$(33,939)
Adjustment on initial application of IFRS 9	(287,053)	—	—
Balance at January 1 as adjusted	135,517	(1,015,107)	(33,939)
Unrealized gain (loss) recognized during the year
Debt instruments	(63,076)	(2,052)	(69)
Equity instruments	(398,513)	(283,472)	(9,477)
Share from associates and joint venture accounted for using the equity method	(555,271)	1,501,689	50,207
Realized loss (gain) recognized during the year
Disposal of equity instruments and transferred cumulative gain to retained earnings	(1,518)	—	—
Disposal of associates and joint venture accounted for using the equity method	(133,364)	—	—
Share from associates and joint venture accounted for using the equity method	1,118	(404,156)	(13,512)

Balance at December 31	$(1,015,107)	$(203,098)	$(6,790)

e.	Treasury shares (in thousand shares)

	Balance at			Balance at
	January 1	Addition	Decrease	December 31

2017

Shares held by subsidiaries	145,883	—	—	145,883
Shares reserved for bonds conversion	120,000	—	—	120,000

	265,883	—	—	265,883

2018

Shares held by subsidiaries	145,883	—	(72,942)	72,941
Shares reserved for bonds conversion	120,000	—	(120,000)	—
Shares repurchased from dissenting shareholders in accordance with Business Mergers And Acquisitions Act	—	1,852	(1,852)	—

	265,883	1,852	(194,794)	72,941

2019

Shares held by subsidiaries	72,941	—	—	72,941

The Company’s shares held by its subsidiaries at each balance sheet date were as follows:

	Shares Held By Subsidiaries	Carrying Amount	Carrying Amount	Fair Value	Fair Value
	(in thousand shares)	NT$	US$ (Note 4)	NT$	US$ (Note 4)

December 31, 2018

ASE Test	44,100	$1,380,721		$2,571,044
J&R Holding	23,352	381,709		1,361,415
ASE Test, Inc.	5,489	196,677		320,031

	72,941	$1,959,107		$4,252,490

December 31, 2019

ASE Test	44,100	$1,380,721	$46,162	$3,669,140	$122,673
J&R Holding	23,352	381,709	12,762	1,942,876	64,957
ASE Test, Inc.	5,489	196,677	6,576	456,717	15,270

	72,941	$1,959,107	$65,500	$6,068,733	$202,900

Fair value (Level 1) of the Company’s shares held by subsidiaries is based on the closing price from an available published price quotation.

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

f.	Non-controlling interests

	For the Year Ended December 31
	2017	2018	2019
	NT$	NT$	NT$	US$ (Note 4)

Balance at January 1	$12,000,551	$13,190,129	$17,639,487	$589,752
Adjustment on initial application of IFRS 15	—	5,183	—	—
Balance at January 1 as adjusted	12,000,551	13,195,312	17,639,487	589,752
Share of profit for the year	1,677,941	1,203,588	1,207,974	40,387
Other comprehensive income (loss)
Exchange difference on translating foreign operations	(334,920)	(198,365)	(414,010)	(13,842)
Unrealized gain on available-for-sale financial assets	5,763	—	—	—
Unrealized loss on equity instruments at FVTOCI	—	(23,928)	(10,773)	(360)
Remeasurement on defined benefit plans	(13,724)	(30,079)	(7,422)	(248)
Non-controlling interests arising from acquisition of subsidiaries (Note 30)	—	3,582,866	666,651	22,289
Subscribing for ordinary shares form subsidiaries’ cash capital increase	—	—	83,044	2,776
Acquisition of non-controlling interests in subsidiaries (Note 32)	—	(2,492,915)	(5,084,785)	(170,003)
Partial disposal of subsidiaries (Note 32)	(3,055)	1,693,064	—	—
Subsidiaries’ buy back of their own outstanding ordinary shares (Note 32)	—	(801,884)	(2,017,319)	(67,446)

(Continued)

	For the Year Ended December 31
	2017	2018	2019
	NT$	NT$	NT$	US$ (Note 4)

Non-controlling interest relating to outstanding vested employee share options granted by subsidiaries	$263,213	$1,936,643	$1,672,310	$55,911
Non-controlling interest relating to outstanding expired employee share options granted by subsidiaries	(159,200)	—	—	—
Cash dividends to non-controlling interests	(246,440)	(424,815)	(360,245)	(12,044)

Balance at December 31	$13,190,129	$17,639,487	$13,374,912	$447,172

(Concluded)

26.	PROFIT BEFORE INCOME TAX

a.	Other operating income and expenses, net

	For the Year Ended December 31
	2017	2018	2019
	NT$	NT$	NT$	US$ (Note 4)

Rental income	$131,570	$182,411	$136,301	$4,557
Gains (losses) on disposal of property, plant and equipment and other assets	367,110	(14,644)	(164,187)	(5,490)
Impairment losses on property, plant and equipment and goodwill	(714,675)	(133,071)	(201,006)	(6,720)
Loss on damages and claims	(85,585)	(24,114)	(459,544)	(15,364)
Others	410,136	361,001	419,881	14,038

	$108,556	$371,583	$(268,555)	$(8,979)

b.	Other income

	For the Year Ended December 31
	2017	2018	2019
	NT$	NT$	NT$	US$ (Note 4)

Government subsidy	$341,844	$435,950	$624,351	$20,874
Interest income	306,871	466,211	549,681	18,378
Dividends income	59,039	190,397	185,061	6,187

	$707,754	$1,092,558	$1,359,093	$45,439

c.	Other gains, net

	For the Year Ended December 31
	2017	2018	2019
	NT$	NT$	NT$	US$ (Note 4)

Remeasurement gain on investments accounted for using the equity method due to step acquisition (Note 14)	$—	$7,421,408	$319,712	$10,689
Net gains on financial assets mandatorily at FVTPL	—	3,388,485	3,631,763	121,423
Gain on disposal of subsidiaries (Note 31)	5,589,457	—	—	—
Net losses arising on financial instruments held for trading	(3,111,253)	(1,398,995)	(1,984,941)	(66,364)
Net gains on financial assets designated as at FVTPL	327,351	—	—	—
Foreign exchange gains (losses), net	3,502,586	(1,015,615)	1,125,681	37,635
Impairment losses on financial assets	(50,206)	(521,010)	(400,201)	(13,380)

Others	$1,518	$—	$(8,025)	$(268)

	$6,259,453	$7,874,273	$2,683,989	$89,735

(Concluded)

In addition to the remeasurement gain on investments accounted for using the equity method due to the step acquisition disclosed in Note 14, the Company, as disclosed in Note 1, acquired all issued and outstanding ordinary shares of SPIL on April 30, 2018 (the acquisition date) in accordance with the joint share exchange agreement and had the control over SPIL. The investment in SPIL originally accounted for using the equity method was remeasured to the fair value at the acquisition date and the Group recognized a remeasurement gain of NT$7,421,408 thousand for the year ended December 31, 2018.

d.	Finance costs

	For the Year Ended December 31
	2017	2018	2019
	NT$	NT$	NT$	US$ (Note 4)

Interest on lease liabilities	$—	$—	$88,742	$2,967
Total interest expense for financial liabilities measured at amortized cost	2,016,298	3,597,932	4,211,541	140,807
Less: Amounts included in the cost of qualifying assets
Inventories related to real estate business	(190,137)	(11,648)	(35,713)	(1,194)
Property, plant and equipment	(51,262)	(50,309)	(77,715)	(2,598)
Investment properties	(13)	(89)	—	—
	1,774,886	3,535,886	4,186,855	139,982
Other finance costs	24,608	32,355	16,540	553

	$1,799,494	$3,568,241	$4,203,395	$140,535

Information relating to the capitalized borrowing costs was as follows:

	For the Year Ended December 31
	2017	2018	2019

Annual interest capitalization rates
Inventories related to real estate business (%)	4.35-5.39	4.35	4.35-4.85
Property, plant and equipment (%)	1.26-5.49	1.84-4.52	0.96-4.03
Investment properties (%)	1.26-1.97	1.84-2.23	—

e.	Depreciation and amortization

	For the Year Ended December 31
	2017	2018	2019
	NT$	NT$	NT$	US$ (Note 4)

Property, plant and equipment	$28,625,287	$39,893,786	$45,240,667	$1,512,560
Right-of-use assets	—	—	1,055,458	35,288
Investment properties	122,231	392,667	594,110	19,863
Other intangible assets	457,666	2,402,450	3,576,606	119,579

Total	$29,205,184	$42,688,903	$50,466,841	$1,687,290

Summary of depreciation by function
Operating costs	$26,731,714	$37,903,050	$43,749,333	$1,462,699
Operating expenses	2,015,804	2,383,403	3,140,902	105,012

	$28,747,518	$40,286,453	$46,890,235	$1,567,711

Summary of amortization by function
Operating costs	$140,175	$1,394,664	$2,092,074	$69,946
Operating expenses	317,491	1,007,786	1,484,532	49,633

	$457,666	$2,402,450	$3,576,606	$119,579

Operating expenses directly related to investment properties

	For the Year Ended December 31
	2017	2018	2019
	NT$	NT$	NT$	US$ (Note 4)

Direct operating expenses of investment properties that generated rental income	$465,458	$1,276,751	$1,232,826	$41,218

f.	Employee benefits expense

	For the Year Ended December 31
	2017	2018	2019
	NT$	NT$	NT$	US$ (Note 4)

Post-employment benefits
Defined contribution plans	$2,340,826	$2,965,054	$3,148,209	$105,256
Defined benefit plans	266,267	291,333	277,041	9,263
	2,607,093	3,256,387	3,425,250	114,519
Equity-settled share-based payments	438,765	215,648	871,699	29,144
Other employee benefits	51,043,198	63,940,430	70,279,752	2,349,707

	$54,089,056	$67,412,465	$74,576,701	$2,493,370

Summary of employee benefits expense by function
Operating costs	$35,978,403	$45,363,170	$49,173,778	$1,644,058
Operating expenses	18,110,653	22,049,295	25,402,923	849,312

	$54,089,056	$67,412,465	$74,576,701	$2,493,370

g.	Employees’ compensation and the remuneration to directors

The Articles before and after the amendment approved in shareholders’ meeting in June 2019 both stipulates to distribute employees’ compensation and remuneration to directors at the rates in 0.01%-1.00% and no higher than 0.75%, respectively, of net profit before income tax, employees’ compensation and remuneration to directors.

	For the Year Ended December 31
	2018		2019
	Accrual Rate	Accrual Amount	Accrual Rate	Accrual Amount
		(NT$)		NT$	US$ (Note 4)

Employees’ compensation	0.20%	$45,430	0.20%	$34,400	$1,150
Remuneration to directors	0.15%	34,073	0.40%	68,803	2,300

If there is a change in the proposed amounts after the consolidated financial statement authorized for issue, the differences are recorded as a change in accounting estimate and will be adjusted in the following year.

In March 2019, the board of directors resolved the appropriations of employees’ compensation and remuneration to directors in cash for 2018. The differences between the resolved amounts and the accrued amounts reflected in the consolidated financial statements for the years ended December 31, 2018 were deemed changes in estimates. The difference was NT$3 thousand (US$0.1 thousand) and was adjusted in net profit for the year ended December 31, 2019.

	For Year 2018
	Employees’ compensation	Remuneration to directors
	NT$	NT$

Resolved by the board of directors	$45,430	$34,070
Recognized in the consolidated financial statements	$45,430	$34,073

Information on the employees’ compensation and the remuneration to directors resolved by the board of directors are available on the Market Observation Post System website of the Taiwan Stock Exchange (the “TSE”).

27.	INCOME TAX

The Company and its subsidiaries expected to file a consolidate tax return for corporate income tax starting from 2019 and for unappropriated earnings starting from 2018.

a.	Income tax recognized in profit or loss

The major components of income tax were as follows:

	For the Year Ended December 31
	2017	2018	2019
	NT$	NT$	NT$	US$ (Note 4)

Current income tax
In respect of the current year	$4,979,766	$5,207,309	$5,002,954	$167,267
Income tax on unappropriated earnings	1,076,353	(1,022,560)	19,115	639
Changes in estimate for prior years	(88,162)	(103,822)	(352,579)	(11,788)
	5,967,957	4,080,927	4,669,490	156,118

Deferred income tax
In respect of the current year	534,472	(227,327)	563,512	18,840
Effect of tax rate changes	—	657,346	54,072	1,808
Changes in estimate for prior years	52,872	5,696	(213,758)	(7,147)
Effect of foreign currency exchange differences	(31,698)	(3,273)	(62,070)	(2,075)
	555,646	432,442	341,756	11,426

Income tax expense recognized in profit or loss	$6,523,603	$4,513,369	$5,011,246	$167,544

A reconciliation of income tax expense calculated at the statutory rates and income tax expense recognized in profit or loss was as follows:

	For the Year Ended December 31
	2017	2018	2019
	NT$	NT$	NT$	US$ (Note 4)

Profit before income tax	$31,020,663	$31,937,678	$23,279,811	$778,328

Income tax expense calculated at the statutory rates	$10,890,498	$13,540,599	$11,802,811	$394,611
Nontaxable expense in determining taxable income	483,715	353,019	459,133	15,350
Tax-exempt income	(623,566)	(2,515,453)	(495,883)	(16,579)
Additional income tax on unappropriated earnings	1,076,353	(1,022,560)	19,115	639
 (Continued)

	For the Year Ended December 31
	2017	2018	2019
	NT$	NT$	NT$	US$ (Note 4)

Loss carry-forward and income tax credits currently used	$(1,124,043)	$(971,124)	$(898,198)	$(30,030)
Remeasurement of deferred income tax assets, net	(4,131,473)	(4,776,271)	(5,588,335)	(186,838)
Changes in estimate for prior periods	(88,162)	(103,822)	(352,579)	(11,788)
Withholding tax	40,281	8,981	65,182	2,179

Income tax expense recognized in profit or loss	$6,523,603	$4,513,369	$5,011,246	$167,544

(Concluded)

For the year ended December 31, 2017, the Group applied a tax rate of 17% for resident entities subject to the Income Tax Law of the R.O.C. The Income Tax Act in the R.O.C. was amended in 2018, and the corporate income tax rate was adjusted from 17% to 20%. In addition, the rate of the corporate surtax applicable to the 2018 unappropriated earnings was reduced from 10% to 5%. The subsidiaries located in China applied tax rate of 25%. For other jurisdictions, the Group measures taxes by using the applicable tax rate for each individual jurisdiction.

In July 2019, the President of the R.O.C. announced the amendments to the Statute for Industrial Innovation, which stipulate that the amounts of unappropriated earnings in 2018 and thereafter that are reinvested in the construction or purchase of certain assets or technologies are allowed as deduction when computing the income tax on unappropriated earnings. The Group has already deducted the amount of capital expenditure from the unappropriated earnings in 2018 that was reinvested when calculating the tax on unappropriated earnings. However, the Group did not deduct such investment amounts from the undistributed earnings in calculation of income tax on unappropriated earnings in 2019.

b.	Income tax recognized directly in equity

	For the Year Ended December 31
	2017	2018	2019
	NT$	NT$	NT$	US$ (Note 4)

Deferred income tax
Related to employee share options	$262	$(1,099)	$1,404	$47

c.	Income tax recognized in other comprehensive income

	For the Year Ended December 31
	2017	2018	2019
	NT$	NT$	NT$	US$ (Note 4)

Deferred income tax
Related to remeasurement of defined benefit plans	$(51,217)	$55,346	$74,308	$2,484
Unrealized loss on equity instruments at fair value through other comprehensive income	—	—	(78,124)	(2,612)

(Continued)

	For the Year Ended December 31
	2017	2018	2019
	NT$	NT$	NT$	US$ (Note 4)

Effect of tax rate changes	$—	$70,755	$—	$—

Income tax recognized in other comprehensive income	$(51,217)	$126,101	$(3,816)	$(128)

(Concluded)

d.	Current tax assets and liabilities

	December 31
	2018	2019
	NT$	NT$	US$ (Note 4)

Current tax assets
Tax refund receivable	$50,456	$90,569	$3,028

Prepaid income tax	473,807	462,523	15,464

	$524,263	$553,092	$18,492

Current tax liabilities
Income tax payable	$6,781,136	$4,858,578	$162,440

e.	Deferred tax assets and liabilities

The Group offset certain deferred tax assets and deferred tax liabilities which met the offset criteria.

The movements of deferred tax assets and deferred tax liabilities were as follows:

For the year ended December 31, 2017

	Balance at January 1	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Recognized in Equity	Exchange Differences	Balance at December 31
	NT$	NT$	NT$	NT$	NT$	NT$
Deferred tax assets (liabilities)

Temporary differences
Property, plant and equipment	$(3,758,847)	$(101,576)	$—	$—	$(18,643)	$(3,879,066)
Defined benefit obligation	873,484	(26,736)	(51,217)	—	(15,291)	780,240
FVTPL financial instruments	(21,363)	(86,342)	—	—	2,802	(104,903)
Others	1,079,824	(22,748)	—	262	(28,929)	1,028,409
	(1,826,902)	(237,402)	(51,217)	262	(60,061)	(2,175,320)
Loss carry-forward	1,124,541	(456,246)	—	—	13,146	681,441
Investment credits	382,736	138,002	—	—	13,475	534,213

	$(319,625)	$(555,646)	$(51,217)	$262	$(33,440)	$(959,666)

For the year ended December 31, 2018

	Balance at January 1	Adjustment on initial Application of IFRS 15	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Recognized in Equity	Exchange Differences	Acquisitions Through Business Combinations	Balance at December 31
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$

Deferred tax assets (liabilities)

Temporary differences
Property, plant and equipment	$(3,879,066)	$—	$(600,229)	$—	$—	$(21,146)	$(45,873)	$(4,546,314)
Defined benefit obligation	780,240	—	(131,687)	126,101	—	27,884	262,286	1,064,824

FVTPL financial instruments	(104,903)	—	284,659	—	—	(137)	27,402	207,021
Others	1,028,409	(97,358)	(26,147)	—	(1,099)	74,327	294,540	1,272,672
	(2,175,320)	(97,358)	(473,404)	126,101	(1,099)	80,928	538,355	(2,001,797)
Loss carry-forward	681,441	—	(50,059)	—	—	28,293	12,600	672,275
Investment credits	534,213	—	91,021	—	—	5,932	—	631,166

	$(959,666)	$(97,358)	$(432,442)	$126,101	$(1,099)	$115,153	$550,955	$(698,356)

For the year ended December 31, 2019

	Balance at January 1	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Recognized in Equity	Exchange Differences	Acquisitions through Business Combinations	Balance at December 31
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Deferred tax assets (liabilities)
Temporary differences
Property, plant and equipment	$(4,546,314)	$(80,593)	$—	$—	$(17,949)	$(16,917)	$(4,661,773)
Defined benefit obligation	1,064,824	(57,746)	74,308	—	(2,803)	—	1,078,583
FVTPL financial instruments	207,021	43,285	—	—	9	—	250,315
Others	1,272,672	6,148	(78,124)	1,404	(21,763)	8,184	1,,188,521
	(2,001,797)	(88,906)	(3,816)	1,404	(42,506)	(8,733)	(2,141,354)
Loss carry-forward	672,275	(166,128)	—	—	(12,203)	48,837	542,781
Investment credits	631,166	(86,722)	—	—	(7,404)	—	537,040

	$(698,356)	$(341,756)	$(3,816)	$1,404	$(62,113)	$40,104	$(1,064,533)

	Balance at January 1	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Recognized in Equity	Exchange Differences	Acquisitions through Business Combinations	Balance at December 31
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)
Deferred tax assets (liabilities)
Temporary differences
Property, plant and equipment	$(152,000)	$(2,694)	$—	$—	$(600)	$(566)	$(155860)
Defined benefit obligation	35,601	(1,931)	2,484	—	(94)	—	36,060
FVTPL financial instruments	6,921	1,447	—	—	—	—	8,368
Others	42,550	205	(2,612)	47	(726)	274	39,738
	(66,928)	(2,973)	(128)	47	(1,420)	(292)	(71,694)
Loss carry-forward	22,477	(5,554)	—	—	(408)	1,633	18,148
Investment credits	21,102	(2,899)	—	—	(248)	—	17,955

	$(23,349)	$(11,426)	$(128)	$47	$(2,076)	$1,341	$(35,591)

f.	Items for which no deferred tax assets have been recognized for loss carry-forward, investment credits and deductible temporary differences

	December 31
	2018	2019
	NT$	NT$	US$ (Note 4)

Loss carry-forward	$666,043	$966,783	$32,323
Investment credits	—	51,217	1,712
Deductible temporary differences	332,255	446,754	14,937

	$998,298	$1,464,754	$48,792

The unrecognized loss carry-forward will expire through 2030.

g.	Information about unused loss carry-forward, unused investment credits, tax-exemption and other tax relief

As of December 31, 2019, the unused loss carry-forward comprised of:

Expiry Year	NT$	US$
		(Note 4)

2020	$104,330	$3,488
2021	78,009	2,608

2022	140,301	4,691
2023	298,669	9,986
2024 and thereafter	888,255	29,698

	$1,509,564	$50,471

As of December 31, 2019, unused investment credits comprised of:

	Remaining Creditable Amount
Tax Credit Source	NT$	US$	Expiry Year
		(Note 4)

Purchase of machinery and equipment	$510,573	$17,070	2025
Others	77,684	2,597	2025 and thereafter

	$588,257	$19,667

As of December 31, 2019, profits attributable to the following expansion projects were exempted from income tax for a 5-year period:

Tax-exemption Period

Construction and expansion of 2007 by ASE	2016.01-2020.12
Construction and expansion of 2009 by ASE Test Inc.	2018.01-2022.12
Construction and expansion of 2008 by ASE Electronics Inc.	2016.01-2020.12

Some China subsidiaries qualified as high technology enterprises were entitled to a reduced income tax rate of 15% and were eligible to deduct certain times of research and development expenses from their taxable income.

h.	Unrecognized deferred tax liabilities associated with investments

As of December 31, 2018 and 2019, the taxable temporary differences associated with the investments in subsidiaries for which no deferred tax liabilities have been recognized were NT$28,810,874 thousand and NT$27,139,427 thousand (US$907,370 thousand), respectively.

i.	Income tax assessments

The tax returns of the Company and its R.O.C. subsidiaries through 2017 have been examined by the tax authorities.

28.	EARNINGS PER SHARE

The earnings and weighted average number of ordinary shares outstanding in the computation of earnings per share were as follows:

Net profit for the year

	For the Year Ended December 31
	2017	2018	2019
	NT$	NT$	NT$	US$ (Note 4)

Profit for the year attributable to owners of the Company	$22,819,119	$26,220,721	$17,060,591	$570,397
Effect of potentially dilutive ordinary shares:
From subsidiaries’ potentially dilutive ordinary shares	(813,627)	(418,295)	(385,865)	(12,901)
From the investments in associates	(367,687)	—	—	—
From convertible bonds	93,781	—	—	—

Earnings used in the computation of diluted earnings per share	$21,731,586	$25,802,426	$16,674,726	$557,496

Weighted average number of ordinary shares outstanding (in thousand shares):

	For the Year Ended December 31
	2017	2018	2019

Weighted average number of ordinary shares in computation of basic earnings per share	4,080,443	4,245,247	4,251,964
Effect of potentially dilutive ordinary shares:
From convertible bonds	62,456	—	—
From employee share options	19,934	5,103	10,232
From employees’ compensation	21,787	779	570

Weighted average number of ordinary shares in computation of diluted earnings per share	4,184,620	4,251,129	4,262,766

For the computation of earnings per ADS, the denominators were the half of the aforementioned weighted average outstanding shares (1 ADS represents 2 ordinary shares) while the numerators held constant.

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

The third unsecured convertible overseas bonds issued by ASE were of anti-dilutive effect for the year ended December 31, 2017 and, therefore, were excluded from the computation of diluted earnings per share for the respective year.

29.	SHARE-BASED PAYMENT ARRANGEMENTS

a.	Employee share option plans of the Company

The Company’s Option Plan

In order to attract, retain and reward employees, the Company has its employee share option plan for the Group’s full-time employees and registered 150,000 thousand share options in 2018. Each share option represents the right to purchase one ordinary share of the Company when exercised. Under the terms of the plan, share options are granted at an exercise price equal to or not less than the closing price of the ordinary shares listed on the TSE at the issue date. The right of those share options granted under the plan is valid for 10 years, non-transferable and exercisable at certain percentages subsequent to the second anniversary of the grant date. For any subsequent changes in the Company’s capital structure or when cash dividend per ordinary share exceeds 1.5% of the market price per ordinary share, the exercise price is accordingly adjusted.

ASE’s Option Plans assumed by the Company

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

Information about the share option plans that ASE granted for the year ended December 31, 2017 and for the period from January 1, 2018 through April 29, 2018 was as follows:

	For the Year Ended December 31, 2017		For the Period from January 1, 2018 to April 29, 2018
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price
	(In	Per Share	(In	Per Share
	Thousands)	(NT$)	Thousands)	(NT$)

Balance, beginning of period	210,795	$27.3	135,961	$30.2
Options forfeited	(5,407)	36.3	(1,692)	36.3
Options expired	(1,790)	21.1	—	—
Options exercised	(67,637)	21.0	(20,557)	26.0
Options transferred to the Company in accordance with the joint share exchange agreement	—	—	(113,712)	30.9

Balance, end of period	135,961	30.2	—	—

Options exercisable, end of period	85,642	26.5	—	—

Information about the share option plans that the Company granted and assumed for the period from April 30, 2018 through December 31, 2018 and for the year ended December 31, 2019 was as follows:

	For the Year Ended December 31
	2018		2019
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price
	(In	Per Share	(In	Per Share
	Thousands)	(NT$)	Thousands)	(NT$)

Balance, beginning of year	—	$—	183,814	$58.1
Options assumed on April 30, 2018	56,856	61.7	—	—
Options granted	131,863	56.4	—	—
Options forfeited	(1,582)	71.5	(4,214)	61.8
Options exercised	(3,323)	43.6	(8,814)	48.4

Balance, end of year	183,814	58.1	170,786	57.0

Options exercisable, end of year	36,354	58.1	33,822	63.5

Fair value of options granted (NT$)	$ 16.28-19.12		$—

The weighted average share prices at exercise dates of share options for the year ended December 31, 2017, the period from January 1, 2018 to April 29, 2018, the period from April 30, 2018 to December 31, 2018, and the year ended December 31, 2019 were NT$37.6, NT$41.0, NT$68.5 and NT$69.3 (US$2.3), respectively. The options granted in 2007 were expired in December 2017 and, therefore, NT$47,087 thousand was reclassified from capital surplus arising from employee share options to capital surplus arising from expired share options.

Information about the outstanding share options that the Company granted and assumed at each balance sheet date was as follows:

	Range of Exercise Price Per Share (NT$)	Weighted Average Remaining Contractual Life (Years)

December 31, 2018
ASE 4th share options	40.8-45.2	1.5
ASE 5th share options	73.0	6.7
The Company 1st share options	56.4	9.9

December 31, 2019
ASE 4th share options	40.8-45.2	0.5
ASE 5th share options	73.0	5.7
The Company 1st share options	54.4	8.9

b.	Employee share option plans of subsidiaries

ASE Mauritius Inc.

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

Information about share options was as follows:

	For the Year Ended December 31, 2017
	Number of	Exercise
	Options	Price
	(In	Per Share
	Thousands)	(US$)

Balance at January 1	28,470	$1.7
Options forfeited	(250)	1.7
Options expired	(28,220)	1.7

Balance at December 31	—	—

Options exercisable, end of year	—	—

USIE

The terms of the plans issued by USIE were the same with those option plans previously granted by ASE.

Information about share options was as follows:

	For the Year Ended December 31
	2017		2018		2019
	Number of Options (In Thousands)	Weighted Average Exercise Price Per Share (US$)	Number of Options (In Thousands)	Weighted Average Exercise Price Per Share (US$)	Number of Options (In Thousands)	Weighted Average Exercise Price Per Share (US$)

Balance at January 1	25,933	$2.2	25,556	$2.2	16,711	$2.1
Options exercised	(377)	1.9	(8,845)	2.2	(8,362)	2.0

Balance at December 31	25,556	2.2	16,711	2.1	8,349	2.3

Options exercisable, end of year	25,556	2.2	16,711	2.1	8,349	2.3

Information about USIE’s outstanding share options at each balance sheet date was as follows:

	Range of Exercise Price Per Share (US$)	Weighted Average Remaining Contractual Life (Years)

December 31, 2018
1st share options	1.5	2.0
2nd and 3rd share options	2.4-2.9	2.1

December 31, 2019
1st share options	1.5	1.0
3rd share options	2.9	1.4

In 2017, 2018 and 2019, the Group’s shareholdings in USIE decreased because USIE’s share options were exercised. The transaction was accounted for as an equity transaction since the Group did not cease to have control over USIE and, as a result, capital surplus was decreased in NT$52,388 thousand, NT$1,239,456 thousand and NT$981,078 thousand (US$32,801 thousand) for the years ended December 31, 2017, 2018 and 2019, respectively.

USISH

Under the share option plan issued in 2015 (“2015 share options”), each unit represents the right to purchase one ordinary share of USISH when exercised. The options are valid for 10 years, non-transferable and exercisable at certain percentages subsequent to the second anniversary of the grant date incorporated with certain performance conditions. For any subsequent changes in USISH’s capital structure, the exercise price is accordingly adjusted.

IIn November 2019, the shareholders’ meeting of USISH approved a share option plan (“2019 share options”) and granted 17,167 thousand share options to its employees. Each unit represents the right to purchase one ordinary share of USISH when exercised. The options are valid for 5 years and are exercisable at certain percentages within 12 months subsequent to the second, third and fourth anniversary of the grant date with the satisfaction of certain performance conditions within each respective vesting period. For any subsequent changes in USISH’s capital structure, the exercisable share option units and the exercise price are accordingly adjusted.

In addition, in November 2019, the shareholders’ meeting of USISH approved a restricted share plan (“2019 restricted shares”) and granted 6,156 thousand ordinary shares to its directors (excluding independent directors), supervisors and employees. The plan was of 3 phases starting from November 2019 and each phase lasts for 1 year with valid period of 4.5 years, 3.5 years and 2.5 years, respectively. Upon satisfaction of certain performance conditions within each phase, participants are entitled to subscribe a certain percentage of the total USISH’s ordinary shares issued under the plan with a lock-up period of 1 year. For any subsequent changes in USISH’s capital structure, the exercise price is accordingly adjusted.

Information about share options was as follows:

	For the Year Ended December 31
	2017		2018		2019
	Number of	Exercise	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price	Options	Price
	(In	Per Share	(In	Per Share	(In	Per Share
	Thousands)	(CNY)	Thousands)	(CNY)	Thousands)	(CNY)

Balance at January 1	24,997	$15.5	22,341	$15.5	21,537	$15.5
Options granted	—	—	—	—	23,323	13.3
Options exercised	—	—	—	—	(3,164)	15.5
Options forfeited	(2,656)	15.5	(804)	15.5	(463)	15.4

Balance at December 31	22,341	15.5	21,537	15.5	41,233	14.3

Options exercisable, end of year	8,896	15.5	12,884	15.5	13,694	15.5

Fair value of options granted (CNY)	$—		$—		$ 6.27-13.47

Information about USISH’s outstanding share options at each balance sheet date was as follows:

	Range of Exercise Price Per Share (CNY)	Remaining Contractual Life (Years)

December 31, 2018

2015 share options	15.5	6.9

December 31, 2019

2015 share options	15.5	5.9
2019 share options	13.3	4.9
2019 restricted shares	13.3	4.3

The Group’s shareholdings in USISH decreased because the abovementioned 2015 share options were exercised in 2019. The transaction was accounted for as an equity transaction since the Group did not cease to have control over USISH and, as a result, capital surplus increased by NT$105,785 thousand (US$3,537 thousand).

c.	New shares reserved for subscription by employees under cash capital increase

The board of directors of ASE approved the cash capital increase in December 2016 and, as required under the Company Act in the R.O.C., simultaneously granted options to employees to purchase 10% of such newly issued shares. The grant of the options was accounted for as employee options, accordingly a share-based compensation, and was measured at fair value in accordance with IFRS 2. ASE recognized employee benefits expense and capital surplus arising from exercised employee share options of NT$84,000 thousand in full at the grant date (also the vested date), of which 4,836 thousand shares were not exercised and, therefore, NT$13,541 thousand was reclassified from capital surplus arising from exercised employee share options to capital surplus arising from expired share options.

Information about ASE’s employee share options related to the aforementioned newly issued shares was as follows:

Number of Options (In Thousand)

Options granted for the year ended 2017	30,000
Options exercised for the year ended 2017	25,164
Fair value of options granted	NT$2.80 per share

Fair value was measured using the Black-Scholes Option Pricing Model and the inputs to the model were as follows:

Share price at the grant date	NT$36.55 per share
Exercise price	NT$34.30 per share
Expected volatility (%)	27.15
Expected lives	47 days
Expected dividend yield	—
Risk free interest rate (%)	0.37

d.	The fair value of USISH’s 2019 restricted shares were measured at the grant date by using the Black-Scholes Option Pricing Model incorporated with the effect of the lock-up period, while the fair value of USISH’s 2019 share options and the Company’s 1st share options granted in 2019 and 2018, respectively, were measured at the grant date by using the trinomial tree model. The inputs to the models were as follows:

	The Company 1st share options	USISH 2019 share options	USISH 2019 restricted shares
Share price at the grant date	NT$58.80 per share	CNY15.84 per share	CNY16.30 per share
Exercise price	NT$56.40 per share	CNY13.34 per share	CNY13.34 per share
Expected volatility (%)	27.77-28.86	45.07-51.80	47.77
Expected lives	4.8 years-7.0 years	3.0 years-5.0 years	-
Expected dividend yield	-	-	-
Risk free interest rate (%)	0.73-0.80	2.80-2.97	2.70

Expected volatilities were based on ASE’s, the Company’s and USISH’s historical share prices annualized volatilities.

For the years ended December 31, 2017, 2018 and 2019, employee benefits expense recognized on the aforementioned employee share option plans and the restricted share plan were NT$354,765 thousand, NT$215,648 thousand and NT$871,699 thousand (US$29,144 thousand), respectively.

30.	BUSINESS COMBINATIONS

a.	Subsidiaries acquired

	Principal Activity	Date of Acquisition	Proportion of Voting Equity Interests Acquired (%)	Consideration Transferred
				NT$	US$ (Note 4)

SPIL	Engaged in the assembly, testing and turnkey services of integrated circuits	April 30, 2018	100.00	$168,440,585
AMPI	Engaged in the manufacturing of integrated circuit	April 30, 2019	50.97	$250,000	$8,358
ASEEE	Engaged in the production of embedded substrate	April 26, 2019	51.00	$—	$—
UGPL	Engaged in designing, miniaturization, material sourcing, manufacturing, logistics, and after services of electronic devices and modules	October 31, 2019	60.00	$313,057	$10,467

As disclosed in Note 1, the Company acquired 100% shareholdings of SPIL at NT$51.2 in cash per SPIL’s ordinary share in accordance with the joint share exchange agreements between ASE and SPIL.

As disclosed in Note 14, the Group obtained control over AMPI and ASEEE in April 2019, respectively.

In October 2019, The Group’s subsidiary, Universal Global Electronics Co., Ltd., acquired 60% shareholdings of UGPL with a total consideration based on independent professional appraisal reports.

a.	Assets acquired and liabilities assumed at the date of acquisition

	SPIL	AMPI	ASEEE	UGPL
	NT$	NT$	NT$	NT$

Assets
Cash and cash equivalents	$20,088,970	$349,496	$23,197	$108,718
Trade and other receivables	15,840,649	371,144	5,732	58,713
Inventories	5,693,644	403,887	11,033	229
Property, plant and equipment	81,985,622	683,207	1,361,572	525,048
Intangible assets	31,354,386	128,900	290,757	11,704
Others	24,945,922	237,766	317,888	99,112
Liabilities
Trade and other payables	(19,755,598)	(224,295)	(133,278)	(217,887)
Borrowings and bonds payables	(24,157,174)	(951,519)	(1,371,395)	(190,737)
Others	(3,963,201)	(148,723)	(290,273)	(63,708)

Fair value of identifiable net assets acquired	$132,033,220	$849,863	$215,233	$331,192

		AMPI	ASEEE	UGPL
		US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Assets
Cash and cash equivalents		$11,685	$776	$3,635
Trade and other receivables		12,409	192	1,963
Inventories		13,503	369	8
Property, plant and equipment		22,842	45,522	17,554
Intangible assets		4,310	9,721	391
Others		7,949	10,628	3,314
Liabilities
Trade and other payables		(7,499)	(4,456)	(7,285)
Borrowings and bonds payables		(31,813)	(45,851)	(6,377)
Others		(4,972)	(9,705)	(2,130)

Fair value of identifiable net assets acquired		$28,414	$7,196	$11,073

The initial accounting for the acquisition of UGPL was tentative as of December 31, 2019. In addition, a call option on the remaining 40% non-controlling interests was also stipulated in the equity transfer agreement and recognized by the Group under the line item of financial assets at FVTPL.

b.	Non-controlling interest

Non-controlling interests of SPIL were measured at fair value at the acquisition date by using market approach based on the valuation multiples of comparable companies and the discount rate for lack of marketability. The significant unobservable inputs is the discount rate for lack of marketability of 25%.

Non-controlling interests of AMPI and ASEEE were measured at their proportionate share of the fair value of AMPI’s and ASEEE’s identifiable net assets, respectively.

Non-controlling interests of UGPL were measured at fair value at the acquisition date by using market approach incorporating transaction prices of comparable companies and the discount rate for lack of control. The significant unobservable inputs is the discount rate for lack of control of 31%. As aforementioned, such non-controlling interests measurements were tentative as of December 31, 2019.

c.	Goodwill recognized on acquisitions

	SPIL	AMPI	ASEEE	UGPL
	NT$	NT$	NT$	NT$

Consideration transferred	$168,440,585	$250,000	$—	$313,057
Add: Fair value of investments previously owned	—	315,925	117,609	—
Add: Non-controlling interests	3,582,866	416,716	105,464	142,494
Less: Fair value of identifiable net assets acquired	(132,033,220)	(849,863)	(215,233)	(331,192)

Goodwill recognized on acquisition	$39,990,231	$132,778	$7,840	$124,359

	AMPI	ASEEE	UGPL
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Consideration transferred	$8,358	$—	$10,467
Add: Fair value of investments previously owned	10,563	3,932	—
Add: Non-controlling interests	13,932	3,526	4,764
Less: Fair value of identifiable net assets acquired	(28,414)	(7,196)	(11,073)

Goodwill recognized on acquisition	$4,439	$262	$4,158

The goodwill form acquisitions mainly represents the control premium. In addition, the consideration paid for acquisitions effectively included amounts attributed to the benefits of expected synergies, such as revenue growth and future market expansions. These benefits are not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets.

The goodwill recognized on acquisition is not expected to be deductible for tax purpose.

As of December 31, 2019, the Group has completed the identification of the difference between the cost of the investment and the Group’s share of the net fair value of identifiable assets and liabilities of AMPI and ASEEE. Due to the necessary valuations and calculations not yet finalized, the initial accounting for the acquisition of UGPL was tentative based on the Group’s and the independent professional’s best estimates as of December 31, 2019.

d.	Net cash outflow (inflow) on acquisition of subsidiaries

	SPIL	AMPI	ASEEE	UGPL
	NT$	NT$	NT$	NT$

Consideration paid in cash	$168,440,585	$250,000	$—	$313,057
Less: Payable for consideration representing the ordinary shares originally held by ASE	(53,109,760)	—	—	—
Less: Cash and cash equivalent acquired	(20,088,970)	(349,496)	(23,197)	(108,718)

Net cash outflow (inflow) on acquisition of subsidiaries	$95,241,855	$(99,496)	$(23,197)	$204,339

	AMPI	ASEEE	UGPL
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Consideration paid in cash	$8,358	$—	$10,467
Less: Cash and cash equivalent acquired	(11,685)	(775)	(3,635)

Net cash outflow (inflow) on acquisition of subsidiaries	$(3,327)	$(775)	$6,832

e.	Impact of acquisitions on the results of the Group

The results of operations since the acquisition date were included in the consolidated statements of comprehensive income and were as follows:

	SPIL (For the Period from April 30, 2018 through December 31, 2018)	AMPI (For the Period from April 30, 2019 through December 31, 2019)	ASEEE (For the Period from April 26, 2019 through December 31, 2019)	UGPL (For the Period from October 31, 2019 through December 31, 2019)
	NT$	NT$	NT$	NT$

Operating revenue	$61,247,727	$704,243	$(1,159)	$39,080
Net profit (loss)	$7,629,382	$(217,163)	$(469,598)	$(11,995)

	AMPI (For the Period from April 30, 2019 through December 31, 2019)	ASEEE (For the Period from April 26, 2019 through December 31, 2019)	UGPL (For the Period from October 31, 2019 through December 31, 2019)
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Operating revenue	$23,545	$(39)	$1,307
Net loss	$(7,261)	$(15,700)	$(401)

Had these business combinations been in effect at the beginning of each annual reporting period and the investments originally accounted for using the equity method, as disclosed in Notes 14 and 26, been remeasured to their fair value as of January 1 of each respective annual reporting period, the Group’s operating revenues and profit for the year would have been NT$397,261,461 thousand and NT$25,687,447 thousand for the year ended December 31, 2018, and NT$413,782,708 thousand (US$13,834,260 thousand) and NT$18,030,506 thousand (US$602,825 thousand) for the year ended December 31, 2019, respectively. This pro-forma information is for illustrative purposes only and is not necessarily an indication of the operating revenue and results of operations of the Group that actually would have been achieved had the acquisition been completed at the beginning of each annual reporting period, nor is it intended to be a projection of future results.

In determining the pro-forma operating revenue and profit for the year had each subsidiary been acquired at the beginning of each respective annual reporting period, the management:

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

The Group disposed of its subsidiary, Kun Shan Ding Yue Real Estate Development Co., Ltd. (“KSDY”), in June 2017 and, as a result, the Group lost its control over KSDY.

a.	Gain on disposal of subsidiaries

NT$

Total consideration	$7,046,464
Net assets disposed of	(1,457,007)

Gain on disposal of KSDY	$5,589,457

b.	Analysis of assets and liabilities on the date control was lost

NT$

Current assets
Cash and cash equivalents	$29,133
Inventories related to real estate business	1,427,874

Net assets disposed of	$1,457,007

32.	EQUITY TRANSACTION WITH NON-CONTROLLING INTERESTS

a.	USIE

In January 2018, the shareholders’ meeting of USIE resolved to repurchase its own outstanding 3,738 thousand ordinary shares at US$17.49 per share, and, as a result, the Group’s shareholdings in USIE increased from 96.9% to 98.6%. The transaction was accounted for as an equity transaction since the transaction did not change the Group’s control over USIE and capital surplus decreased by NT$1,127,632 thousand in 2018. In February 2018, the board of directors of USIE resolved February 26, 2018 was the record date for capital reduction and then the repurchased ordinary shares were subsequently cancelled.

In July 2019, the shareholders’ meeting of USIE resolved to repurchase its own outstanding 7,378 thousand ordinary shares at US$14.30 per share, and, as a result, the Group’s shareholdings in USIE increased from 95.42% to 98.72%. The transaction was accounted for as an equity transaction since the transaction did not change the Group’s control over USIE and capital surplus decreased by NT$1,625,448 thousand (US$54,345 thousand) in 2019. In July 2019, the board of directors of USIE resolved July 23, 2019 was the record date for capital reduction and then the repurchased ordinary shares were subsequently cancelled.

b.	ASEN and SZ

In March 2018, ASE’s board of directors resolved to acquire 40% shareholdings of ASEN from NXP B.V. at US$127,113 thousand by its subsidiary, J&R Holding. In addition, in August 2018, J&R Holding’s board of directors further resolved to sell 30% shareholdings of ASEN to Beijing Unis Capital Management Co., Ltd. at US$95,335 thousand. The aforementioned transaction resulted the Group’s shareholdings in ASEN to increase from 60% to 70%, and such transactions were accounted for as an equity transaction since the Group did not cease to have control over ASEN. The Group recognized a decrease in capital surplus by NT$622,811 thousand in 2018.

In July 2019, ASE’s board of directors resolved to acquire 30% shareholdings of ASEN from Beijing Unis Capital Management Co., Ltd. at US$97,748 thousand by its subsidiary, J&R Holding. In addition, in July 2019, SPIL’s board of directors also resolved to acquire 30% shareholdings of SZ from Tibet Zixi Electronic Technology Co., Ltd. at US$162,870 thousand by its subsidiary, SPIL (Cayman) Holding Limited. Both the aforementioned transactions resulted the Group’s shareholdings in ASEN and SZ to increase from 70% to 100%, and such transactions were accounted for as an equity transaction since the Group did not cease to have control over ASEN and SZ. The Group recognized a decrease in capital surplus by NT$2,650,950 thousand (US$88,631 thousand) in 2019.

c.	ASEEE

As disclosed in Note 14, ASE purchased ASEEE’s 150,000 thousand ordinary shares at par value through its capital increase by cash at NT$1,500,000 thousand (US$50,150 thousand) in May 2019. In July 2019, ASE further purchased all of ASEEE’s ordinary shares held by TDK in the amount of US$6,000 thousand. The Group eventually held 100% shareholdings of ASEEE and recognized a decrease in capital surplus by NT$128,805 thousand (US$4,306 thousand).

d.	Others

In January 2017, USI completed its cash capital increase of NT$1,000,000 thousand and the Group’s shareholdings in USI increased from 75.2% to 75.7% since the Group did not proportionally subscribe for additional new shares. The transaction was accounted for as an equity transaction since the transaction did not change the Company’s control over USI and capital surplus increased by NT$3,055 thousand in 2017.

In July 2018, ASE and UGTW’s board of directors have approved to acquire the outstanding ordinary shares of USIINC and USI at NT$35 and NT$18 per ordinary shares, respectively. ASE and UGTW also purchased the ordinary shares from dissenting shareholders in August 2018 and recognized an increase in capital surplus by NT$9,530 thousand. UGTW and ASE completed the acquisition of USI and USIINC’s remaining outstanding ordinary shares in 2018 and 2019, respectively, and recognized a decrease in capital surplus by NT$28,152 thousand in 2018 and an increase in capital surplus by NT$142 thousand (US$5 thousand) in 2019.

USISH repurchased its own 13,037 thousand outstanding ordinary shares during the year ended December 31, 2019 and, as a result, the Group’s shareholdings in USISH increased from 74.6% to 77.7%. The transaction was accounted for as an equity transaction since the Group did not cease to have control over USISH and capital surplus decreased by NT$334,719 thousand (US$11,191 thousand).

33.	CASH FLOWS INFORMATION

a.	Non-cash investing activities

In addition to other notes, the Group entered into the following non-cash investing activities which were not reflected in the consolidated statements of cash flows

	For the Year Ended December 31
	2017	2018	2019
	NT$	NT$	NT$	US$ (Note 4)

Payments for property, plant and equipment
Purchase of property, plant and equipment	$23,677,682	$39,092,238	$63,073,887	$2,108,789

Increase in other non-current assets	$90,560	$402,255	$68,560	$2,292
Decrease (increase) in other payables	982,260	1,942,259	(6,254,579)	(209,113)
Capitalized borrowing costs	(51,262)	(50,309)	(77,715)	(2,598)

	$24,699,240	$41,386,443	$56,810,153	$1,899,370

Proceeds from disposal of property, plant and equipment
Consideration from disposal of property, plant and equipment	$1,487,334	$1,133,435	$441,444	$14,759
Decrease (increase) in other receivables	876	(5,791)	7,495	251

	$1,488,210	$1,127,644	$448,939	$15,010

Payments for investment properties
Purchase of investment properties	$186,535	$125,853	$2,532	$85
Capitalized borrowing costs	(13)	(89)	—	—

	$186,522	$125,764	$2,532	$85

Payments for other intangible assets
Purchase of other intangible assets	$277,825	$537,659	$1,350,908	$45,166
Decrease in other payables	60,159	40,106	60,160	2,011

	$337,984	$577,765	$1,411,068	$47,177

Net cash inflow from disposal of subsidiaries
Consideration from disposal of subsidiaries	$7,046,464	$—	$—	$—
Increase in other payables	3,552	—	—	—
Cash and cash equivalents disposed of	(29,133)	—	—	—

	$7,020,883	$—	$—	$—

b.	Changes in liabilities arising from financing activities

For the year ended December 31, 2017

	Short-term borrowings	Bonds payable	Long-term borrowings	Total
	NT$	NT$	NT$	NT$

Balance at January 1, 2017	$20,955,522	$36,999,903	$53,115,563	$111,070,988
Financing cash flows	(2,038,993)	(1,123,972)	(16,473,381)	(19,636,346)
Non-cash changes
Bonds conversion	—	(11,650,369)	—	(11,650,369)
Amortization of issuance cost	—	319,463	5,790	325,253
Effects of foreign currency exchange	(954,058)	(1,402,245)	(1,241,344)	(3,597,647)

Balance at December 31, 2017	$17,962,471	$23,142,780	$35,406,628	$76,511,879

For the year ended December 31, 2018

	Short-term Borrowings	Bonds Payable	Long-term Borrowings	Total
	NT$	NT$	NT$	NT$

Balance at January 1, 2018	$17,962,471	$23,142,780	$35,406,628	$76,511,879
Net financing cash flows	22,327,813	(6,185,600)	85,510,959	101,653,172
Non-cash changes
Acquisition through business combinations (Note 30)	3,619,858	4,457,191	16,080,125	24,157,174
Bonds conversion	—	(4,457,191)	—	(4,457,191)
Reclassification for the application of IFRS 9	(1,301,994)	—	—	(1,301,994)
Amortization of issuance cost	—	28,756	188,217	216,973
Effects of foreign currency exchange	655,321	—	712,400	1,367,721

Balance at December 31, 2018	$43,263,469	$16,985,936	$137,898,329	$198,147,734

For the year ended December 31, 2019

	Short-term Borrowings (including financial liabilities for hedging)	Bonds Payable	Long-term Borrowings	Lease Liabilities	Total
	NT$	NT$	NT$	NT$	NT$

Balance at January 1, 2019	$47,163,103	$16,985,936	$137,898,329	$—	$202,047,368
Adjustments on initial application of IFRS 16 (Note 3)	—	—	—	6,084,729	6,084,729
Adjusted balance at January 1, 2019	47,163,103	16,985,936	137,898,329	6,084,729	208,132,097
Net financing cash flows	(4,683,142)	19,279,033	1,144,731	(636,556)	15,104,066
Interest under operating activities	—	—	—	1,766	1,766
Non-cash changes
Lease liabilities	—	—	—	536,216	536,216
Acquisition through business combinations (Note 30)	656,820	245,664	1,523,968	81,649	2,508,101
Amortization of issuance cost	—	11,522	189,151	—	200,673
Lease modifications	—	—	—	(239,321)	(239,321)
Reclassification of borrowings from short-term to long-term	(1,499,000)	—	1,499,000	—	—
Effects of foreign currency exchange	(1,065,452)	—	(1,176,581)	(19,559)	(2,261,592)

Balance at December 31, 2019	$40,572,329	$36,522,155	$141,078,598	$5,808,924	$223,982,006

	Short-term Borrowings (including financial liabilities for hedging)	Bonds Payable	Long-term Borrowings	Lease Liabilities	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Balance at January 1, 2019	$1,576,834	$567,902	$4,610,442	$—	$6,755,178
Adjustments on initial application of IFRS 16 (Note 3)	—	—	—	203,435	203,435
Adjusted balance at January 1, 2019	1,576,834	567,902	4,610,442	203,435	6,958,613
Net financing cash flows	(156,574)	644,568	38,272	(21,282)	504,984
Interest under operating activities	—	—	—	59	59
Non-cash changes
Lease liabilities	—	—	—	17,928	17,928
Acquisition through business combinations (Note 30)	21,960	8,213	50,952	2,730	83,855
Amortization of issuance cost	—	385	6,324	—	6,709
Lease modifications	—	—	—	(8,002)	(8,002)
Reclassification of borrowings from short-term to long-term	(50,117)	—	50,117	—	—
Effects of foreign currency exchange	(35,622)	—	(39,338)	(654)	(75,614)

Balance at December 31, 2019	$1,356,481	$1,221,068	$4,716,769	$194,214	$7,488,532

34.	CAPITAL MANAGEMENT

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

The Group is not subject to any externally imposed capital requirements except those discussed in Note 21.

35.	FINANCIAL INSTRUMENTS

a.	Fair value of financial instruments that are not measured at fair value

1)	Fair value of financial instruments not measured at fair value but for which fair value is disclosed

Except bonds payable measured at amortized cost, the management considered that the carrying amounts of financial assets and financial liabilities not measured at fair value approximate their fair values. The carrying amounts and fair value of bonds payable as of December 31, 2018 and 2019, respectively, were as follows:

	Carrying Amount		Fair Value
	NT$	US$ (Note 4)	NT$	US$ (Note 4)

December 31, 2018	$16,985,936		$17,126,752
December 31, 2019	36,522,155	$1,221,068	36,766,117	$1,229,225

2)	Fair value hierarchy

The aforementioned fair value hierarchy of bonds payable was Level 3 which was determined based on discounted cash flow analysis with the applicable yield curve for the duration. The significant unobservable inputs is discount rates that reflected the credit risk of various counterparties.

b.	Fair value of financial instruments that are measured at fair value on a recurring basis

1)	Fair value hierarchy

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$

December 31, 2018

Financial assets at FVTPL
Derivative financial assets
Swap contracts	$—	$1,557,714	$—	$1,557,714
Forward exchange contracts	—	32,070	—	32,070
Non-derivative financial assets
Quoted ordinary shares	5,151,255	—	—	5,151,255
Open-end mutual funds	581,800	—	—	581,800
Unquoted preferred shares	—	—	275,000	275,000
Private-placement funds	—	—	200,123	200,123
Hybrid financial assets
Private-placement convertible bonds	—	100,496	—	100,496

	$5,733,055	$1,690,280	$475,123	$7,898,458

Financial assets at FVTOCI
Investments in equity instruments
Unquoted ordinary shares	$—	$—	$540,730	$540,730
Limited partnership	—	—	39,669	39,669
Investments in debt instruments
Unsecured subordinate corporate bonds	—	—	1,016,924	1,016,924

	$—	$—	$1,597,323	$1,597,323
Financial liabilities at FVTPL
Derivative financial liabilities
Swap contracts	$—	$29,058	$—	$29,058
Forward exchange contracts	—	7,597	—	7,597

	$—	$36,655	$—	$36,655

	Level 1		Level 2		Level 3		Total
	NT$	US$ (Note 4)	NT$	US$ (Note 4)	NT$	US$ (Note 4)	NT$	US$ (Note 4)

December 31, 2019

Financial assets at FVTPL
Derivative financial assets
Forward exchange contracts	$—	$—	$104,308	$3,487	$—	$—	$104,308	$3,487
Swap contracts	—	—	56,561	1,891	—	—	56,561	1,891
Call option	—	—	—	—	24,556	821	24,556	821
Non-derivative financial assets
Quoted ordinary shares	3,460,123	115,685	—	—	—	—	3,460,123	115,685
Open-end mutual funds	662,290	22,143	—	—	—	—	662,290	22,143
Private-placement funds	—	—	—	—	603,718	20,184	603,718	20,184
Unquoted preferred shares	—	—	—	—	377,440	12,619	377,440	12,619

	$4,122,413	$137,828	$160,869	$5,378	$1,005,714	$33,624	$5,288,996	$176,830

Financial assets at FVTOCI
Investments in equity instruments
Unquoted ordinary shares	$—	$—	$—	$—	$565,028	$18,891	$565,028	$18,891
Unquoted preferred shares	—	—	—	—	158,718	5,306	158,718	5,306
Limited partnership	—	—	—	—	32,157	1,075	32,157	1,075
Investments in debt instruments
Unsecured subordinate corporate bonds	—	—	—	—	1,014,872	33,931	1,014,872	33,931
Trade receivables, net	—	—	—	—	2,029,690	67,860	2,029,690	67,860

	$—	$—	$—	$—	$3,800,465	$127,06	$3,800,465	$127,06

Financial liabilities at FVTPL
Derivative financial liabilities
Swap contracts	$—	$—	$862,581	$28,839	$—	$—	$862,581	$28,839
Forward exchange contracts	—	—	110,990	3,711	—	—	110,990	3,711

	$—	$—	$973,571	$32,550	$—	$—	$973,571	$32,550

For the financial assets and liabilities that were measured at fair value on a recurring basis, there were no transfers between Level 1 and Level 2 of the fair value hierarchy during the years ended December 31, 2018 and 2019.

2)	Reconciliation of Level 3 fair value measurements of financial assets

For the year ended December 31, 2018

	Financial Assets at FVTPL	Financial Assets at FVTOCI		Total
Financial Assets	Equity Instruments	Equity Instruments	Debt Instruments
	NT$	NT$	NT$	NT$

Balance at January 1	$—	$908,549	$1,080,000	$1,988,549
Recognized in profit or loss	(2,313)	—	—	(2,313)
Recognized in other comprehensive income (included in unrealized losses on financial assets at FVTOCI)	—	(224,172)	(63,076)	(287,248)
Purchases	477,436	105,000	—	582,436
Disposals	—	(208,978)	—	(208,978)

Balance at December 31	$475,123	$580,399	$1,016,924	$2,072,446

For the year ended December 31, 2019

	FVTPL		FVTOCI
Financial Assets	Equity Instruments		Equity Instruments		Debt Instruments		Total
	NT$	US$ (Note 4)	NT$	US$ (Note 4)	NT$	US$ (Note 4)	NT$	US$ (Note 4)

Balance at January 1	$475,123	$15,885	$580,399	$19,405	$1,016,924	$34,000	$2,072,446	$69,290
Recognized in profit or loss	3,431	115	—	—	—	—	3,431	115
Recognized in other comprehensive income
Included in unrealized losses on financial assets at FVTOCI	—	—	(216,121)	(7,226)	(2,052)	(69)	(218,173)	(7,295)
Effects of foreign currency exchange	(14,368)	(480)	(5,695)	(190)	—	—	(20,063)	(670)
Net increase in trade receivables	—	—	—	—	3,171,205	106,025	3,171,205	106,025
Trade receivables factoring	—	—	—	—	(1,141,515)	(38,165)	(1,141,515)	(38,165)
Purchases	541,528	18,105	409,985	13,707	—	—	951,513	31,812
Disposals	—	—	(12,665)	(424)	—	—	(12,665)	(424)

Balance at December 31	$1,005,714	$33,624	$755,903	$25,272	$3,044,562	$101,791	$4,806,179	$160,687

(Concluded)

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

b)	Valuation techniques and inputs applied for the purpose of measuring Level 3 fair value measurement

The fair value of unquoted ordinary shares, unquoted preferred shares, limited partnership and private-placement funds were determined by using market approach and asset-based approach. The significant unobservable inputs were the discount rates for lack of marketability of 20% to 30%. If the discount rates for lack of marketability to the valuation model increased by 1% to reflect reasonably possible alternative assumptions while all other variables held constant, the fair value of unquoted shares would have decreased approximately by NT$7,700 thousand and NT$7,200 thousand (US$241 thousand) as of December 31, 2018 and 2019, respectively.

The fair values of the unsecured subordinate corporate bonds were determined using income approach based on a discounted cash flow analysis. The significant unobservable input was the discount rate that reflects the credit risk of the counterparty. If the discount rate increased by 0.1% while all other variables held constant, the fair value of the bonds would have decreased approximately by NT$7,000 thousand and NT$6,000 thousand (US$201 thousand) as of December 31, 2018 and 2019, respectively.

The fair value of accounts receivables measured at FVTOCI are determined based on the present value of future cash flows that reflect the credit risk of counterparties. Since the discount effect was not significant, the Group measured its fair value by using the nominal values.

The fair value of the call option was determined using Black-Scholes Options Pricing Model, of which the significant unobservable input was the discount rate for lack of marketability of 20%. If the discount rate increased by 0.1% while all other variables held constant, the fair value of the call option would have decreased approximately by NT$855 thousand (US$29 thousand) as of December 31, 2019.

c.	Categories of financial instruments

	December 31
	2018	2019
	NT$	NT$	US$ (Note 4)

Financial assets

FVTPL
Mandatorily at FVTPL	$7,898,458	$5,288,996	176,830
Measured at amortized cost (Note 1)	139,866,736	139,668,804	4,669,636
FVTOCI
Equity instruments	580,399	755,903	25,272
Debt instruments	1,016,924	1,014,872	33,931
Trade receivables, net	—	2,029,690	67,860

Financial liabilities

FVTPL
Held for trading	36,655	973,571	32,550
Financial liabilities for hedging	3,899,634	3,233,301	108,101
Measured at amortized cost (Note 2)	286,035,732	310,187,110	10,370,681

Note 1:      The balances included financial assets measured at amortized cost which comprised cash and cash equivalents, trade and other receivables and other financial assets.

Note 2:      The balances included financial liabilities measured at amortized cost which comprised short-term borrowings, trade and other payables, bonds payable and long-term borrowings.

d.	Financial risk management objectives and policies

The derivative instruments used by the Group were to mitigate risks arising from ordinary business operations. All derivative transactions entered into by the Group were designated as either hedging or trading. Derivative transactions entered into for hedging purposes must hedge risk against fluctuations in foreign exchange rates and interest rates arising from operating activities. The currencies and the amount of derivative instruments held by the Group must match its hedged assets and liabilities denominated in foreign currencies.

The Group’s risk management department monitored risks to mitigate risk exposures, reported unsettled position, transaction balances and related gains or losses to the Group’s chief financial officer on monthly basis.

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

The Group was mainly subject to the impact from the exchange rate fluctuation in US$ and JPY against NT$ or CNY. 1% is the sensitivity rate used when reporting foreign currency exchange rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign currency exchange rates. The sensitivity analysis included financial assets and liabilities and inter-company receivables and payables within the Group. The changes in profit before income tax due to a 1% change in US$ and JPY both against NT$ and CNY would be NT$101,000 thousand, NT$129,000 thousand and NT$82,000 thousand (US$2,742 thousand) for the years ended December 31, 2017, 2018 and 2019, respectively. Hedging contracts and hedged items have been taken into account while measuring the changes in profit before income tax. The abovementioned sensitivity analysis mainly focused on the foreign currency monetary items at the end of each year. As the year-end exposure did not reflect the exposure for the years ended December 31, 2017, 2018 and 2019, the abovementioned sensitivity analysis was unrepresentative of those respective years.

Hedge accounting

The Group’s hedging strategy was to lift foreign currency borrowings to avoid 100% exchange rate exposure from its equity instruments denominated in foreign currency, which was designated as fair value hedges. Hedge adjustments were made to totally offset the foreign exchange gains or losses from those equity instruments denominated in foreign currency when they were evaluated based on the exchange rates on each balance sheet date.

The source of hedge ineffectiveness in these hedging relationships was the material difference between the notional amounts of borrowings denominated in foreign currency and the cost of those equity instruments denominated in foreign currency. No other sources of ineffectiveness is expected to emerge from these hedging relationships.

b)	Interest rate risk

Except a portion of long-term borrowings and bonds payable at fixed interest rates, the Group was exposed to interest rate risk because group entities borrowed funds at floating interest rates. Changes in market interest rates led to variances in effective interest rates of borrowings from which the future cash flow fluctuations arise. The Group utilized financing instruments with low interest rates and favorable terms to maintain low financing cost, adequate banking facilities, as well as to hedge interest rate risk.

The carrying amounts of the Group’s financial assets and financial liabilities with exposure to interest rates at each balance sheet date were as follows:

	December 31
	2018	2019
	NT$	NT$	US$ (Note 4)
Fair value interest rate risk
Financial liabilities	$17,485,561	$41,952,056	$1,402,610

Cash flow interest rate risk
Financial assets	32,942,747	46,467,663	1,553,583
Financial liabilities	172,737,393	169,709,237	5,673,997

For assets and liabilities with floating interest rates, a 100 basis point increase or decrease was used when reporting interest rate risk internally to key management personnel. If interest rates had been 100 basis points (1%) higher or lower and all other variables held constant, the Group’s profit before income tax for the years ended December 31, 2017, 2018 and 2019 would have decreased or increased approximately by NT$24,000 thousand, NT$1,398,000 thousand and NT$1,232,000 thousand (US$41,190 thousand), respectively. Hedging contracts and hedged items have been taken into account while measuring the changes in profit before income tax. The abovementioned sensitivity analysis mainly focused on the interest rate items at the end of each year. As the year-end exposure did not reflect the exposure for the years ended December 31, 2017, 2018 and 2019, the abovementioned sensitivity analysis was unrepresentative of those respective periods.

c)	Other price risk

The Group was exposed to equity price risk through its investments in financial assets at FVTPL (except swap contracts and forward exchange contracts) and financial assets at FVTOCI. If equity price was 1% higher or lower, profit before income tax for the years ended December 31, 2017, 2018 and 2019 would have increased or decreased approximately by NT$52,000 thousand, NT$64,000 thousand and NT$51,000 thousand (US$1,705 thousand), respectively, and other comprehensive income before income tax for the years ended December 31, 2017, 2018 and 2019 would have increased or decreased approximately by NT$13,000 thousand, NT$16,000 thousand and NT$8,000 thousand (US$267 thousand), respectively.

2)	Credit risk

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group’s credit risk arises from cash and cash equivalents, trade and other receivables and other financial assets. The Group’s maximum exposure to credit risk was the carrying amounts of financial assets in the consolidated balance sheets.

As of December 31, 2018 and 2019, the Group’s five largest customers accounted for 36% and 37% of trade receivables, respectively. The Group transacts with a large number of unrelated customers and, thus, no concentration of credit risk was observed.

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

To the extent that interest flows are floating rate, the undiscounted amounts were derived from the interest rates at each balance sheet date.

December 31, 2018

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	1 to 5 Years	More than 5 Years
	NT$	NT$	NT$	NT$	NT$

Non-derivative financial liabilities

Non-interest bearing	$33,156,044	$34,493,000	$6,899,093	$57,375	$196,523
Floating interest rate liabilities	15,762,004	7,127,606	25,510,718	131,014,040	—
Fixed interest rate liabilities	7,677,097	4,811,536	242,461	13,621,814	4,367,546

	$56,595,145	$46,432,142	$32,652,272	$144,693,229	$4,564,069

December 31, 2019

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	1 to 5 Years	More than 5 Years
	NT$	NT$	NT$	NT$	NT$

Non-derivative financial liabilities

Non-interest bearing	$35,283,757	$38,803,904	$7,989,256	$33,797	$184,338
Obligation under leases	75,388	115,297	532,747	1,536,600	4,412,859
Floating interest rate liabilities	10,740,844	6,708,303	18,868,999	133,341,087	7,190,891
Fixed interest rate liabilities	6,819,585	3,712,979	2,281,375	34,405,594	3,689,219

	$52,919,574	$49,340,483	$29,672,377	$169,317,078	$15,477,307

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	1 to 5 Years	More than 5 Years
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)
Non-derivative financial liabilities

Non-interest bearing	$1,179,664	$1,297,356	$267,110	$1,130	$6,163
Obligation under leases	2,520	3,855	17,812	51,374	147,538
Floating interest rate liabilities	359,105	224,283	630,859	4,458,077	240,418
Fixed interest rate liabilities	228,004	124,138	76,275	1,150,304	123,344

	$1,769,293	$1,649,632	$992,056	$5,660,885	$517,463

Further information for maturity analysis of obligation under leases was as follows:

	Less than 1 Year	1 to 5 Years	5 to 10 Years	10 to 15 Years	15 to 20 Years	More than 20 Years
	NT$	NT$	NT$	NT$	NT$	NT$

Obligation under leases	$723,432	$1,536,600	$1,454,128	$856,825	$712,696	$1,389,210

	Less than 1 Year	1 to 5 Years	5 to 10 Years	10 to 15 Years	15 to 20 Years	More than 20 Years
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Obligation under leases	$24,187	$51,374	$48,617	$28,647	$23,828	$46,446

The amounts included above for floating interest rate instruments for non-derivative financial liabilities were subject to change if changes in floating interest rates differ from those estimates of interest rates determined at each balance sheet date.

The following table detailed the Group’s liquidity analysis for its derivative financial instruments. The table was based on the undiscounted contractual net cash inflows and outflows on derivative instruments settled on a net basis, and the undiscounted gross cash inflows and outflows on those derivatives that require gross settlement. When the amounts payable or receivable are not fixed, the amounts disclosed have been determined by reference to the projected interest rates as illustrated by the yield curves at each balance sheet date.

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year
	NT$	NT$	NT$

December 31, 2018

Net settled
Forward exchange contracts	$2,040	$1,620	$—

Gross settled
Forward exchange contracts
Inflows	$2,580,194	$466,489	$—
Outflows	(2,556,607)	(460,725)	—
	23,587	5,764	—

Swap contracts
Inflows	14,136,620	9,214,500	38,160,316
Outflows	(13,946,583)	(8,650,320)	(36,596,419)
	190,037	564,180	1,563,897

	$213,624	$569,944	$1,563,897

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year
	NT$	NT$	NT$

December 31, 2019

Net settled
Forward exchange contracts	$(74,864)	$(13,246)	$—

Gross settled
Forward exchange contracts
Inflows	$9,296,123	$4,420,233	$230,354
Outflows	(9,248,333)	(4,392,070)	(227,848)
	47,790	28,163	2,506

Swap contracts
Inflows	10,187,215	15,025,154	34,327,100
Outflows	(10,163,964)	(15,032,603)	(34,773,848)
	23,251	(7,449)	(446,748)

	$71,041	$20,714	$(444,242)

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

December 31, 2019

Net settled
Forward exchange contracts	$(2,503)	$(443)	$—

Gross settled
Forward exchange contracts
Inflows	310,803	147,784	7,701
Outflows	(309,205)	(146,843)	(7,618)
	1,598	941	83

Swap contracts
Inflows	340,595	502,345	1,147,680
Outflows	(339,818)	(502,594)	(1,162,616)
	777	(249)	(14,936)

	$2,375	$692	$(14,853)

36.	RELATED PARTY TRANSACTIONS

Balances and transactions within the Group had been eliminated upon consolidation. Details of transactions between the Group and other related parties were disclosed as follows:

a.	Related parties

In addition to those disclosed in Note 14, the related parties were as follows:

Related Parties	Relationship with the Company

ASE Cultural and Educational Foundation	Substantial related party

b.	The Group contributed NT$100,000 thousand (US$3,343 thousand) to ASE Cultural and Educational Foundation in 2017, 2018 and 2019, respectively, for environmental charity in promoting the related domestic environmental protection and public service activities (Note 38).

c.	As disclosed in Note 32, USIE repurchased its own 1,283 thousand and 2,805 thousand ordinary shares from the Group’s key management personnel with approximately NT$653,244 thousand and NT$1,247,187 thousand (US$41,698 thousand) in February 2018 and July 2019, respectively.

d.	In 2019, ASE purchased real estate properties from associates with the amount of NT$2,326,000 thousand (US$77,767 thousand), which was primarily based on the independent professional appraisal reports and has been fully paid in September 2019.

f.	Compensation to key management personnel

	For the Year Ended December 31
	2017	2018	2019
	NT$	NT$	NT$	US$ (Note 4)

Short-term employee benefits	$860,631	$1,041,216	$1,027,191	$34,343
Post-employment benefits	2,858	3,884	2,208	74
Share-based payments	-	9,145	134,544	4,498

	$863,489	$1,054,245	$1,163,943	$38,915

The compensation to the Group’s key management personnel was determined according to personal performance and market trends.

37.	ASSETS PLEDGED AS COLLATERAL OR FOR SECURITY

The following assets were provided as collateral for bank borrowings, tariff guarantees of imported raw materials or collateral:

	December 31
	2018	2019
	NT$	NT$	US$ (Note 4)

Inventories related to real estate business	$4,796,126	$6,063,303	$202,718
Property, plant and equipment	—	138,831	4,642
Investment properties	6,680,017	12,167,772	406,813
Long-term prepayments for lease	6,515,576	—	—
Other financial assets (including current and non-current)	496,902	637,775	21,323

	$18,488,621	$19,007,681	$635,496

38.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

In addition to those disclosed in other notes, significant commitments and contingencies of the Group as of each balance sheet date were as follows:

a.	As of December 31, 2018 and 2019, unused letters of credit of the Group were approximately NT$634,000 thousand and NT$394,000 thousand (US$13,173 thousand), respectively.

b.	As of December 31, 2018 and 2019, the Group’s commitments to purchase property, plant and equipment were approximately NT$17,039,458 thousand and NT$25,119,371 thousand (US$839,832 thousand), respectively, of which NT$2,339,308 thousand and NT$5,145,345 thousand (US$172,028 thousand) had been prepaid, respectively. As of December 31, 2018 and 2019, the commitment that the Group has contracted for the construction related to our real estate business were approximately NT$888,052 thousand and NT$1,393,859 thousand (US$46,602 thousand), respectively.

c.	As of December 31, 2019, letters of credits were provided to customs by banks for the importation of goods, and the banking facilities granted to the Group were approximately NT$952,001 thousand (US$31,829 thousand).

d.	In consideration of corporate social responsibility for environmental protection, the board of directors of ASE, in December 2013, approved contributions to be made in the next 30 years, at a total amount of NT$3,000,000 thousand (US$100,301 thousand), at the minimum, to environmental protection efforts in Taiwan. In February 2019 and January 2020, the board of directors of ASE approved to contribute NT$100,000 thousand (US$3,343 thousand) to ASE Cultural & Educational Foundation for environmental charity in promoting the related domestic environmental protection and public service activities continuously.

39.	OTHERS

a.	Broadcom Corporation, Broadcom Singapore PTE, Ltd. and Broadcom Limited (collectively, “Broadcom”), have filed a request for arbitration, which the Group received in May 2019, with the American Arbitration Association in dispute over an indemnity clause within the Semiconductor Packaging Agreement (the “Agreement”) entered into by Broadcom and SPIL in September 2012. The Agreement stipulates that in the event the packaging products provided by SPIL infringe upon third party patent rights and cause Broadcom to suffer losses, SPIL must indemnify Broadcom for loss suffered. Based on the Agreement, Broadcom has requested that SPIL indemnify Broadcom in connection with the patent infringement between Broadcom and Tessera Technologies, Inc. As of the date that the consolidated financial statements were authorized for issue, such patent infringement proceeding was settled in the amount of US$5,000 thousand which was recognized under the line item of other operating income and expenses, net for the year end December 31, 2019.

b.	There were five employees and a waste disposal supplier of a subsidiary in China accused by China People’s Procuratorate ( the “Procuratorate”) for committing the crime of environmental pollution in 2018. During the trial, the Procuratorate claimed that the subsidiary should also be charged with corporate crime which caused the subsidiary received a change and addition indictment in October 2019. As of the date that the consolidated financial statements were authorized for issue, the trial proceeding is pending Procuratorate’s judgments and, therefore, the final results could not be reliably measured.

c.	On December 20, 2013, the Kaohsiung Environmental Protection Bureau (the “KEPB”) imposed an administrative fine of NT$102,014 thousand (the “Original Fine”) upon ASE for violation of the Water Pollution Control Act. After ASE sought administrative remedies against the Original Fine, the Original Fine has been revoked by final judgment of Supreme Administrative Court on June 8, 2017, and KEPB is ordered to refund the Original Fine to ASE. On December 27, 2019, KEPB refunded NT$55,062 thousand (US$1,841 thousand) to ASE. On February 10, 2020, KEPB re-imposed an administrative fine of NT$46,952 thousand (US$1,570 thousand) (the “New Fine”) upon ASE and offset the New Fine by the remaining amount which shall be refunded to ASE. Therefore, no additional payment that ASE should make for the New Fine. On March 12, 2020, ASE has filed an administrative appeal against the New Fine.

d.	In December 2019, USISH entered into an equity acquisition agreement with Financiere AFG S.A.S. (“FAFG”). USISH contemplates to pay approximately US$403,125 thousand (the final consideration will be adjusted according to the equity acquisition agreement) through USIFR and issue approximately its own 25,596 thousand new ordinary shares (at CNY12.81 per share) to acquire 100% shareholdings (79,848 thousand ordinary shares outstanding) of FAFG. The aforementioned transaction is still pending for the related authorities’ approval.

40.	SIGNIFICANT ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The following information was aggregated by the foreign currencies other than functional currencies of the group entities and the exchange rates between foreign currencies and respective functional currencies were disclosed. The significant financial assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousand)	Exchange Rate	Carrying Amount (In Thousand)

December 31, 2018

Monetary financial assets
US$	$3,730,484	US$1=NT$30.715	$114,581,814
US$	1,299,391	US$1=CNY6.8632	39,910,801
JPY	4,412,591	JPY1=NT$0.2782	1,227,583
JPY	6,568,657	JPY1=US$0.0091	1,827,400

Monetary financial liabilities
US$	3,361,523	US$1=NT$30.715	103,249,185
US$	1,216,654	US$1=CNY6.8632	37,369,521
JPY	7,401,621	JPY1=NT$0.2782	2,059,131
JPY	7,035,704	JPY1=US$0.0091	1,957,333

December 31, 2019

Monetary financial assets
US$	4,125,872	US$1=NT$29.98	123,693,628
US$	1,189,539	US$1=CNY6.9762	35,662,384
JPY	13,889,872	JPY1=NT$0.2760	3,833,605
JPY	771,392	JPY1=US$0.0092	212,904

Monetary financial liabilities
US$	3,823,359	US$1=NT$29.98	114,624,313
US$	1,211,472	US$1=CNY6.9762	36,319,926
JPY	14,628,543	JPY1=NT$0.2760	4,037,478
JPY	815,929	JPY1=US$0.0092	225,197

The significant realized and unrealized foreign exchange gain (loss) were as follows:

	For the Year Ended December 31
	2017		2018		2019
Functional Currencies	Exchange Rate	Net Foreign Exchange Gain (Loss)	Exchange Rate	Net Foreign Exchange Loss	Exchange Rate	Net Foreign Exchange Gain (Loss)
		NT$		NT$		NT$	US$ (Note 4)

US$	US$1=NT$29.76	$(244,802)	US$1=NT$30.715	$(67,476)	US$1=NT$29.98	$(84,177)	$(2,814)
NT$		4,130,243		(849,234)		1,203,823	40,248
CNY	CNY1=NT$4.5545	(337,630)	CNY1=NT$4.4753	(120,005)	CNY1=NT$4.2975	14,055	470

		$3,547,811		$(1,036,715)		$1,133,701	$37,904

41.	OPERATING SEGMENTS INFORMATION

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

a.	Segment revenues and operation results

					Adjustments
	Packaging	Testing	EMS	Others	and Eliminations	Total
	NT$	NT$	NT$	NT$	NT$	NT$

For the year ended December 31, 2017

Revenue from external customers	$126,225,119	$26,157,277	$133,948,016	$4,110,796	$—	$290,441,208
Inter-group revenue (Note 1)	4,911,026	184,707	47,119,404	8,383,640	(60,598,777)	—
Segment revenue	131,136,145	26,341,984	181,067,420	12,494,436	—	351,039,985
Interest income	43,744	48,532	269,640	214,265	(269,310)	306,871
Interest expense	(1,969,562)	(11,920)	—	(62,714)	269,310	(1,774,886)
Depreciation and amortization	(19,105,457)	(6,476,743)	(2,133,253)	(1,489,731)	—	(29,205,184)
Share of the profit or loss of associates and joint ventures	568,291	(42,509)	—	—	—	525,782
Impairment loss	(218,214)	(72,798)	—	(473,869)	—	(764,881)
Segment profit before income tax	12,065,304	6,904,067	6,883,327	5,167,965	—	31,020,663
Expenditures for segment assets	17,769,612	4,507,097	850,235	550,738	—	23,677,682

December 31, 2017

Investments accounted for using the equity method	48,566,333	187,418	—	—	—	48,753,751

For the year ended December 31, 2018

Revenue from external customers	$178,308,222	$35,903,202	$151,890,384	$4,990,613	$—	$371,092,421
Inter-group revenues (Note 1)	3,531,431	212,310	58,836,465	7,637,053	(70,217,259)	—
Segment revenues	181,839,653	36,115,512	210,726,849	12,627,666	—	441,309,680
Interest income	166,761	55,108	354,343	352,232	(462,233)	466,211
Interest expense	(3,647,601)	(101,338)	—	(249,180)	462,233	(3,535,886)
Depreciation and amortization	(29,491,977)	(9,560,610)	(2,065,590)	(1,570,726)	—	(42,688,903)
Share of the profit or loss of associates and joint ventures	(456,846)	(23,398)	—	—	—	(480,244)
Impairment loss	(654,081)	—	—	—	—	(654,081)
Segment profit before income tax	17,866,431	7,952,484	6,225,984	(107,221)	—	31,937,678
Expenditures for segment assets	22,787,190	12,991,023	2,529,771	784,254	—	39,092,238

December 31, 2018

Investments accounted for using the equity method	9,152,290	160,018	—	—	—	9,312,308
Contract assets	3,488,372	1,000,128	—	—	—	4,488,500

For the year ended December 31, 2019

Revenue from external customers	$198,916,897	$42,658,686	$165,789,479	$5,817,122	$—	$413,182,184
Inter-group revenues (Note 1)	5,370,963	231,399	60,638,567	7,431,399	(73,672,328)	—
Segment revenues	204,287,860	42,890,085	226,428,046	13,248,521	—	486,854,512
Interest income	186,291	90,091	249,487	284,458	(260,646)	549,681
Interest expense	(3,403,475)	(545,609)	(255,404)	(243,013)	260,646	(4,186,855)
Depreciation and amortization	(33,456,831)	(12,379,703)	(2,534,825)	(2,095,482)	—	(50,466,841)
Share of the profit or loss of associates and joint ventures	75,303	39,852	67,120	—	—	182,275
Impairment loss	(601,066)	(141)	—	—	—	(601,207)
Segment profit before income tax	7,572,763	10,321,537	6,082,106	(696,595)	—	23,279,811
Expenditures for segment assets	35,462,305	23,966,051	2,770,129	875,402	—	63,073,887

December 31, 2019

Investments accounted for using the equity method	8,867,316	1,123,490	2,094,401	—	—	12,085,207
Contract assets	4,162,124	1,735,192	—	—	—	5,897,316

					Adjustments
	Packaging	Testing	EMS	Others	and Eliminations	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

For the year ended December 31, 2019

Revenue from external customers	$6,650,515	$1,426,235	$5,542,945	$194,487	$—	$13,814,182
Inter-group revenues (Note 1)	179,571	7,736	2,027,368	248,459	(2,463,134)	—
Segment revenues	6,830,086	1,433,971	7,570,313	442,946	—	16,277,316
Interest income	6,228	3,012	8,341	9,511	(8,714)	18,378
Interest expense	(113,791)	(18,242)	(8,539)	(8,124)	8,714	(139,982)
Depreciation and amortization	(1,118,583)	(413,899)	(84,748)	(70,060)	—	(1,687,290)
Share of the profit or loss of associates and joint ventures	2,518	1,332	2,244	—	—	6,094
Impairment loss	(20,096)	(4)	—	—	—	(20,100)
Segment profit before income tax	253,185	345,086	203,348	(23,291)	—	778,328
Expenditures for segment assets	1,185,634	801,272	92,615	29,268	—	2,108,789

December 31, 2019

Investments accounted for using the equity method	296.467	37,562	70,023	—	—	404,052
Contract assets	139,155	58,014	—	—	—	197,169

Note 1: Inter-group revenues were eliminated upon consolidation.

Note 2: The disaggregated product and service type from the Group's contract with customer is the same as those disclosed in above reportable segment.

b.	Revenue from major products and services

	For the Year Ended December 31
	2017	2018	2019
	NT$	NT$	NT$	US$ (Note 4)

Packaging service	$126,225,119	$178,308,222	$198,916,897	$6,650,515
Testing service	26,157,277	35,903,202	42,658,686	1,426,235
Electronic components manufacturing service	133,948,016	151,890,384	165,789,479	5,542,945
Others	4,110,796	4,990,613	5,817,122	194,487

	$290,441,208	$371,092,421	$413,182,184	$13,814,182

c.	Geographical information

The Group’s revenue from external customers by location of headquarter and information about its non-current assets by location of assets are detailed below.

1)	Net revenues from external customers

	For the Year Ended December 31
	2017	2018	2019
	NT$	NT$	NT$	US$ (Note 4)

United States	$196,462,345	$230,791,164	$245,521,027	$8,208,660
Taiwan	35,413,647	45,630,792	51,244,470	1,713,289
Asia	30,201,332	56,031,108	75,938,364	2,538,896
Europe	26,445,240	36,844,258	38,613,132	1,290,977
Others	1,918,644	1,795,099	1,865,191	62,360

	$290,441,208	$371,092,421	$413,182,184	$13,814,182

2)	Non-current assets

	December 31
	2018	2019
	NT$	NT$	US$ (Note 4)

Taiwan	$229,944,505	$239,532,971	$8,008,458
China	59,058,239	68,747,648	2,298,484
Others	25,686,256	26,645,450	890,854

	$314,689,000	$334,926,069	$11,197,796

Non-current assets exclude financial instruments, post-employment benefit assets, and deferred tax assets.

d.	Major customers

Except customer A from which the operating revenues generated from packaging and EMS segments were NT$83,873,393, NT$92,117,839 thousand and NT$103,987,781 thousand (US$3,476,689 thousand) for the years ended December 31, 2017, 2018 and 2019, respectively, and customer B from which the operating revenues generated from packaging and testing segments was NT$44,653,072 thousand (US$1,492,914 thousand) for the year ended December 31, 2019, the Group did not have other single customer from which the operating revenues exceeded 10% of operating revenues for the years ended December 31, 2017, 2018 and 2019.