Form 20-F/A
period 2019-12-31
ASE Technology Holding Co., Ltd.
filed 2020-05-15
CIK 1122411

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(AMENDMENT NO.1)

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

1

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (this “Amendment”) amends our annual report on Form 20-F for the year ended December 31, 2019, which was filed with the Securities and Exchange Commission on March 31, 2020 (the “Original Filing”). This Amendment is being made solely for the purpose of correcting the disclosure in note 4 to our consolidated financial statements included in the Original Filing, under the heading “d. Basis of consolidation—2) Subsidiaries included in consolidated financial statements were as follows:” to include two missing subsidiaries, namely ASE (Korea) Inc. and J&R Industrial Inc. in a table contained therein.

This Amendment does not modify or update any other disclosures set forth in the Original Filing, and does not update or discuss any other Company developments subsequent to the date of the Original Filing.

2

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

d.	Basis of consolidation

2)	Subsidiaries included in consolidated financial statements were as follows:

		Establishment and	Percentage of Ownership (%) December 31
Name of Investee	Main Businesses	Operating Location	2018	2019

ASE	Engaged in the packaging and testing of semiconductors	R.O.C.	100.0	100.0
A.S.E. Holding Limited	Holding company	Bermuda	100.0	100.0
J & R Holding Limited (“J&R Holding”)	Holding company	Bermuda	100.0	100.0
Innosource Limited	Holding company	British Virgin Islands	100.0	100.0
Omniquest Industrial Limited	Holding company	British Virgin Islands	100.0	100.0
ASE Marketing & Service Japan Co., Ltd.	Engaged in marketing and sales services	Japan	100.0	100.0
ASE Test, Inc.	Engaged in the testing of semiconductors	R.O.C.	100.0	100.0
Luchu Development Corporation	Engaged in the development of real estate properties	R.O.C.	86.1	86.1

(Continued)

3

		Establishment and	Percentage of Ownership (%) December 31
Name of Investee	Main Businesses	Operating Location	2018	2019

TLJ Intertech Inc.	Engaged in information software services	R.O.C.	60.0	60.0
MingFeng Information Service Corp., Ltd.	Engaged in information software services, and was established in May 2018.	R.O.C.	100.0	100.0
ASE Embedded Electronics Inc. (“ASEEE”)	Engaged in the sale and manufacturing of embedded substrate	R.O.C.	-	100.0
Advanced Microelectronic Products Inc. (“AMPI”)	Engaged in the manufacturing of integrated circuit	R.O.C.	-	51.0
Alto Enterprises Limited	Holding company	British Virgin Islands	100.0	100.0
Super Zone Holdings Limited	Holding company	Hong Kong	100.0	100.0
ASE (Kun Shan) Inc.	Engaged in the packaging and testing of semiconductors	Kun Shan, China	100.0	100.0
ASE Investment (Kun Shan) Limited	Holding company	Kun Shan, China	100.0	100.0
Advanced Semiconductor Engineering (China) Ltd.	Will engage in the packaging and testing of semiconductors	Shanghai, China	100.0	100.0
ASE Investment (Labuan) Inc.	Holding company	Malaysia	100.0	100.0
ASE Test Limited (“ASE Test”)	Holding company	Singapore	100.0	100.0

(Continued)

4

		Establishment and	Percentage of Ownership (%) December 31
Name of Investee	Main Businesses	Operating Location	2018	2019

ASE (Korea) Inc. (“ASE Korea”)	Engaged in packing and testing of semiconductors	Korea	100.0	100.0
J&R Industrial Inc.	Engaged in leasing equipment and investing activity	R.O.C.	100.0	100.0
ASE Japan Co., Ltd. (“ASE Japan”)	Engaged in the packaging and testing of semiconductors	Japan	100.0	100.0
ASE (U.S.) Inc.	After-sales service and sales support	U.S.A.	100.0	100.0
Global Advanced Packaging Technology Limited	Holding company	British Cayman Islands	100.0	100.0
ASE WeiHai Inc.	Engaged in the packaging and testing of semiconductors	Shandong, China	100.0	100.0
Suzhou ASEN Semiconductors Co., Ltd. (“ASEN”)	Engaged in the packaging and testing of semiconductors	Suzhou, China	70.0	100.0
Anstock Limited	Engaged in financing activity	British Cayman Islands	100.0	100.0
Anstock II Limited	Engaged in financing activity	British Cayman Islands	100.0	100.0
ASE (Shanghai) Inc.	Engaged in the production of substrates	Shanghai, China	100.0	100.0
ASE Corporation	Holding company	British Cayman Islands	100.0	100.0
ASE Mauritius Inc.	Holding company	Mauritius	100.0	100.0
ASE Labuan Inc.	Holding company	Malaysia	100.0	100.0
Shanghai Ding Hui Real Estate Development Co., Ltd.	Engaged in the development, construction and sale of real estate properties	Shanghai, China	100.0	100.0
Shanghai Ding Qi Property Management Co., Ltd.	Engaged in the management of real estate properties	Shanghai, China	100.0	100.0
Advanced Semiconductor Engineering (HK) Limited	Engaged in the trading of substrates	Hong Kong	100.0	100.0
Shanghai Ding Wei Real Estate Development Co., Ltd.	Engaged in the development, construction and leasing of real estate properties	Shanghai, China	100.0	100.0
Shanghai Ding Yu Real Estate Development Co., Ltd.	Engaged in the development, construction and leasing of real estate properties	Shanghai, China	100.0	100.0
Shanghai Ding Fan Department Store Co., Ltd.	Engaged in department store business	Shanghai, China	100.0	100.0
Kun Shan Ding Hong Real Estate Development Co., Ltd.	Engaged in the development, construction and leasing of real estate properties	Kun Shan, China	100.0	100.0
Shanghai Ding Xu Property Management Co., Ltd.	Engaged in the management of real estate properties	Shanghai, China	100.0	100.0
ASE Electronics Inc.	Engaged in the production of substrates	R.O.C.	100.0	100.0
ASE Test Holdings, Ltd.	Holding company	British Cayman Islands	100.0	100.0
ASE Holdings (Singapore) Pte. Ltd.	Holding company	Singapore	100.0	100.0

(Continued)

5

		Establishment and	Percentage of Ownership (%) December 31
Name of Investee	Main Businesses	Operating Location	2018	2019

ASE Singapore Pte. Ltd.	Engaged in the packaging and testing of semiconductors	Singapore	100.0	100.0
ISE Labs, Inc.	Engaged in the testing of semiconductors	U.S.A.	100.0	100.0
ASE Electronics (M) Sdn. Bhd.	Engaged in the packaging and testing of semiconductors	Malaysia	100.0	100.0
ASE Assembly & Test (Shanghai) Limited	Engaged in the packaging and testing of semiconductors	Shanghai, China	100.0	100.0
ISE Labs, China, Ltd.	Engaged in the testing of semiconductors, and was established in October 2018	Shanghai, China	100.0	100.0
Wuxi Tongzhi Microelectronics Co., Ltd.	Engaged in the packaging and testing of semiconductors	Wuxi, China	100.0	100.0
USI Global	Merged by the Company in January 2019	R.O.C.	100.0	-
USIINC	Engaged in investing activity	R.O.C.	100.0	100.0
Huntington Holdings International Co. Ltd.	Holding company	British Virgin Islands	100.0	100.0

(Continued)

6

		Establishment and	Percentage of Ownership (%) December 31
Name of Investee	Main Businesses	Operating Location	2018	2019

Unitech Holdings International Co., Ltd.	Holding company	British Virgin Islands	100.0	100.0
Real Tech Holdings Limited	Holding company	British Virgin Islands	100.0	100.0
Universal ABIT Holding Co., Ltd.	In the process of liquidation	British Cayman Islands	100.0	100.0
Rising Capital Investments Limited	Liquidated in November 2019	British Virgin Islands	100.0	-
Rise Accord Limited	Liquidated in December 2019	British Virgin Islands	100.0	-
Universal Scientific Industrial (Kunshan) Co., Ltd.	Engaged in the manufacturing and sale of computer assistance system and related peripherals	Kun Shan, China	100.0	100.0
USI Enterprise Limited (“USIE”)	Engaged in the services of investment advisory and warehousing management	Hong Kong	95.4	95.8
USISH	Engaged in the designing, manufacturing and sale of electronic components	Shanghai, China	74.6	75.3
Universal Global Technology Co., Limited	Holding company	Hong Kong	74.6	75.3
Universal Global Technology (Kunshan) Co., Ltd.	Engaged in the designing and manufacturing of electronic components	Kun Shan, China	74.6	75.3
Universal Global Technology (Shanghai) Co., Ltd.	Engaged in the processing and sales of computer and communication peripherals as well as business in import and export of goods and technology	Shanghai, China	74.6	75.3
Universal Global Electronics (Shanghai) Co., Ltd.	Engaged in the sale of electronic components and telecommunications equipment	Shanghai, China	74.6	75.3
USI America Inc.	Engaged in the manufacturing and processing of motherboards and wireless network communication and provision of related technical service	U.S.A.	74.6	75.3
Universal Global Industrial Co., Limited	Engaged in manufacturing, trading and investing activity	Hong Kong	74.6	75.3

(Continued)

7

		Establishment and	Percentage of Ownership (%) December 31
Name of Investee	Main Businesses	Operating Location	2018	2019

Universal Global Scientific Industrial Co., Ltd. (“UGTW”)	Engaged in the manufacturing of components of telecomm and cars and provision of related R&D services	R.O.C.	74.6	75.3
Universal Scientific Industrial De Mexico S.A. De C.V.	Engaged in the assembling of motherboards and computer components	Mexico	74.6	75.3
USI Japan Co., Ltd.	Engaged in the manufacturing and sale of computer peripherals, integrated chip and other related accessories	Japan	74.6	75.3
USI Electronics (Shenzhen) Co., Ltd.	Engaged in the design, manufacturing and sale of motherboards and computer peripherals	Shenzhen, China	74.6	75.3
Universal Global Electronics Co., Ltd.	Engaged in accepting and outsourcing orders as well as sales of electronic components and service of technical advisory, and was established in February 2018	Hong Kong	74.6	75.3
Universal Scientific Industrial Co., Ltd. (“USI”)	Engaged in the manufacturing, processing and sale of computers, computer peripherals and related accessories	R.O.C.	74.4	75.3
Semicondutores Avancados do Brasil S.A.	Engaged in the research and manufacturing of multi-functional system-in-package products, and was established in March 2019 and then invested in May 2019	Brasil	-	56.5
Huanrong Electronics (Huizhou) Co., Ltd.	Engaged in the research and manufacturing of new electronic applications, communications, computers and other electronics products and also provided auxiliary technical services as well as import and export services, and was established in April 2019 and then invested in May 2019	Huizhou, China	-	75.3

(Continued)

8

		Establishment and	Percentage of Ownership (%) December 31
Name of Investee	Main Businesses	Operating Location	2018	2019

Universal Scientific Industrial (France) (“USIFR”)	Engaged in investing activities and was established in August 2019	France	-	75.3
Chung Hong Electronics Poland Sp. z o.o. (“UGPL”)	Engaged in designing, miniaturization, material sourcing, manufacturing, logistics, and after services of electronic devices and modules and was established in October 2019	Poland	-	45.2
SPIL	Engaged in the assembly, testing and turnkey services of integrated circuits	R.O.C.	100.0	100.0
SPIL (B.V.I.) Holding Limited	Engaged in investing activities	British Virgin Islands	100.0	100.0
Siliconware Investment Co., Ltd.	Engaged in investing activities	R.O.C.	100.0	100.0
Siliconware USA, Inc.	Engaged in marketing activities	U.S.A.	100.0	100.0
SPIL (Cayman) Holding Limited	Engaged in investing activities	British Cayman Islands	100.0	100.0
Siliconware Technology (Suzhou) Limited (“SZ”)	Engaged in the packaging and testing of semiconductors	Suzhou, China	70.0	100.0
Siliconware Electronics (Fujian) Co., Limited	Engaged in the packaging and testing of semiconductors	Fujian, China	100.0	100.0

(Concluded)

9

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing this Amendment and that it has duly caused and authorized the undersigned to sign this Amendment on its behalf.

ASE TECHNOLOGY HOLDING CO., LTD.

By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Date: May 15, 2020