Form 20-F
period 2020-12-31
ASE Technology Holding Co., Ltd.
filed 2021-04-06
CIK 1122411

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES ACT OF 1934

Commission file number: 001-16125

(Exact name of Registrant as specified in its charter)

ASE Technology Holding Co., Ltd.
(Translation of Registrant’s name into English)

REPUBLIC OF CHINA
(Jurisdiction of incorporation or organization)

26, Chin 3rd Road
Kaohsiung, Taiwan
Republic of China
(Address of principal executive offices)

Joseph Tung
Room 1901, No. 333, Section 1 Keelung Rd.
Taipei, Taiwan, 110
Republic of China
Tel: 886-2-6636-5678
Fax: 882-2-2757-6121
Email: ir@aseglobal.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2020, 4,350,675,482 Common Shares, par value NT$10 each were outstanding.**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒             No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐             No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒             No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒             No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer, and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

☐ Item 17             ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐             No ☒

** As a result of the exercise of employee stock options subsequent to December 31, 2020, as of January 31, 2021, we had 4,370,278,782 Common Shares outstanding.

 i

 ii

USE OF CERTAIN TERMS

Unless the context otherwise requires, references in this annual report to:

•	“2018 NTD-linked Convertible Bonds” are to US$200.0 million NTD-linked Zero Coupon Convertible Bonds due March 27, 2018, issued by ASE;

•	“Advanced Shanghai” are to ASE Advanced Semiconductor (Shanghai) Limited, a company incorporated under the laws of the P.R.C. that spun off from ASESH AT in November 2020;

•	“ASDI” are to ASDI Assistance Direction S.A.S., a simplified limited liability company (société par actions simplifiée) organized under the laws of France;

•	“ASE,” “ASE Inc.” or “ASE Group” are to Advanced Semiconductor Engineering Inc. and, unless the context requires otherwise, its subsidiaries;

•	“ASE Chung Li” are to ASE (Chung Li) Inc., a company previously incorporated under the laws of the R.O.C. that merged into ASE Inc. in 2004;

•	“ASE Electronics” are to ASE Electronics Inc., a company incorporated under the laws of the R.O.C.;

•	“ASE Japan” are to ASE Japan Co. Ltd., a company incorporated under the laws of Japan;

•	“ASE Korea” are to ASE (Korea) Inc., a company incorporated under the laws of the Republic of Korea;

•	“ASE Material” are to ASE Material Inc., a company previously incorporated under the laws of the R.O.C. that merged into ASE Inc. in 2004;

•	“ASE Shanghai” are to ASE (Shanghai) Inc., a company incorporated under the laws of the P.R.C.;

•	“ASE Test” are to ASE Test Limited, a company incorporated under the laws of Singapore;

•	“ASE Malaysia” are to ASE Electronics (M) Sdn. Bhd., a company incorporated under the laws of Malaysia;

•	“ASE Test Taiwan” are to ASE Test, Inc., a company incorporated under the laws of the R.O.C.;

•	“ASEEE” are to ASE Embedded Electronics Inc., a company incorporated under the laws of the R.O.C. that merged into ASE Inc. in February 2020;

•	“ASEH,” the “Company,” “ASE Technology Holding,” “we,” “us” or “our” are to ASE Technology Holding Co., Ltd. and, unless the context requires otherwise, its subsidiaries;

•	“ASEKS” are to ASE (Kunshan) Inc., a company incorporated under the laws of the P.R.C.;

•	“ASEN” are to Suzhou ASEN Semiconductors Co., Ltd., a company incorporated under the laws of the P.R.C.;

•	“ASESH AT” are to ASE Assembly & Test (Shanghai) Limited, formerly known as Global Advanced Packaging Technology Limited, or GAPT, a company incorporated under the laws of the P.R.C.;

•	“ASEWH” are to ASE (Weihai), Inc., a company incorporated under the laws of the P.R.C.;

•	“DECA” are to Deca Technologies Inc., a company incorporated in the Cayman Islands;

•	“Deposit Agreement” are to the deposit agreement, dated as of April 30, 2018, by and among ASE Technology Holding Co., Ltd., a company organized under the laws of the R.O.C. and previously known as “ASE Industrial Holding Co., Ltd.”, Citibank, N.A., as Depositary, and the Holders and Beneficial Owners of American Depositary Shares issued thereunder;

•	“EEMS Test Singapore” are to EEMS Test Singapore Pte. Ltd., a company incorporated under the laws of Singapore, which changed its name to ASE Singapore II Pte. Ltd. and was subsequently merged into ASE Singapore Pte. Ltd. in 2011;

•	“EMS” are to electronic manufacturing services;

•	“EU” are to the European Union;

•	“Exchange Act” are to the U.S. Securities Exchange Act of 1934, as amended;

•	“FAFG” or “FAFG Group” are to Financiere AFG S.A.S., a simplified limited liability company (société par actions simplifiée) organized under the laws of France and, unless the context requires otherwise, its subsidiaries;

•	“FSC” are to the Financial Supervisory Commission of the Republic of China;

•	“Hung Ching” are to Hung Ching Development & Construction Co. Ltd., a company incorporated under the laws of the R.O.C.;

•	“IFRS” are to International Financial Reporting Standards, International Accounting Standards and Interpretations as issued by the International Accounting Standards Board;

•	“ISE Shanghai” are to ISE Labs, China, Ltd., a company incorporated under the laws of the P.R.C.;

•	“ISE Labs” are to ISE Labs, Inc., a corporation incorporated under the laws of the State of California;

•	“Initial SPIL Tender Offer” are to ASE’s offer to purchase 779,000,000 common shares (including common shares represented by outstanding American depositary shares) of SPIL through concurrent tender offers in the R.O.C. and the U.S., at a price of NT$45 per SPIL common share and NT$225 per SPIL American depositary share, commenced on August 24, 2015 and expired on September 22, 2015;

•	“Joint Share Exchange Agreement” are to the joint share exchange agreement entered into between ASE and SPIL on June 30, 2016;

•	“Korea” or “South Korea” are to the Republic of Korea;

•	“MOEAIC” are to Investment Commission of the R.O.C. Ministry of Economic Affairs;

•	“NYSE” are to New York Stock Exchange;

•	“PowerASE” are to PowerASE Technology, Inc., a company incorporated under the laws of the R.O.C., which was merged into ASE Inc. in 2012;

•	“PPA Effects” are the earnings effects from purchase price allocation (“PPA”). PPA is the allocation of ASEH’s purchase price of SPIL into identifiable assets acquired and liabilities assumed from SPIL based on their fair values. The fair value write-up results in earnings effects over time which generates increased operating costs, operating expenses, other operating income and expenses and non-operating expense;

•	“P.R.C.” are to the People’s Republic of China and excludes Taiwan, Macau and Hong Kong;

•	“P.R.C. Regulations” are to the Regulations Governing Securities Investment and Futures Trading in Taiwan by Mainland Area Investors;

•	“QDII” are to qualified domestic institutional investors;

•	“Republic of China”, the “R.O.C.” and “Taiwan” are to the Republic of China, including Taiwan and certain other possessions;

•	“R.O.C. Trading Day” are to a day when TWSE is open for business;

•	“SEC” are to the Securities and Exchange Commission of the U.S.;

•	“Second SPIL Tender Offer” are to ASE’s offer to purchase 770,000,000 common shares (including common shares represented by outstanding American depositary shares) of SPIL through concurrent tender offers in the R.O.C. and the U.S., at a price of NT$55 per SPIL common share and NT$275 per SPIL American depositary share, commenced on December 29, 2015 and expired on March 17, 2016 due to failure to obtain regulatory approval from the Taiwan Fair Trade Commission (“TFTC”) prior to the expiration of the Second SPIL Tender Offer;

•	“Securities Act” are to the U.S. Securities Act of 1933, as amended;

•	“Share Exchange” is the statutory share exchange pursuant to the laws of the Republic of China, through which ASEH (i) acquired all issued shares of ASE in exchange for shares of ASEH using the share exchange ratio and (ii) acquired all issued shares of SPIL using the cash consideration;

•	“SiP” are to system-in-package;

•	“SPIL” or “SPIL Group” are to Siliconware Precision Industries Co., Ltd., and, unless the context requires otherwise, its subsidiaries;

•	“SPIL Acquisition” are to ASEH’s effort to effect an acquisition of 100% of the common shares and American depositary shares of SPIL pursuant to the Joint Share Exchange Agreement;

•	“SZ” are to Siliconware Technology (Suzhou) Limited, a company incorporated under the laws of the P.R.C.;

•	“Taiwan-IFRS” are to the Regulations Governing the Preparation of Financial Reports by Securities Issuers, the IFRS as well as related guidance translated by Accounting Research and Development Foundation and endorsed by the FSC;

•	“Tessera” are to Tessera Technologies, Inc. and its subsidiaries;

•	“TWSE” are to Taiwan Stock Exchange;

•	“UGJQ” are to Universal Global Technology (Shanghai) Co., Ltd., a company incorporated under the laws of the P.R.C.;

•	“UGKS” are to Universal Global Technology (Kunshan) Co. Ltd., a company incorporated under the laws of the P.R.C.;

•	“USIPL” are to Universal Scientific Industrial Poland Sp. z o.o., a company incorporated under the laws of Poland and former name was Chung Hong Electronics Poland Sp. z o.o.;

•	“UGTW” are to Universal Global Scientific Industrial Co. Ltd., a company incorporated under the laws of the R.O.C.;

•	“Universal Scientific Industrial” or “USI” are to Universal Scientific Industrial Co., Ltd., a company incorporated under the laws of the R.O.C.;

•	“USIFR” are to Universal Scientific Industrial (France), a simplified limited liability company (société par actions simplifiée) organized under the laws of France;

•	“USI Shanghai” are to Universal Scientific Industrial (Shanghai) Co., Ltd., a company incorporated under the laws of the P.R.C.;

•	“U.S.” refers to the United States of America;

•	“U.S. GAAP” are to accounting principles generally accepted in the U.S.;

•	“USI Group” are to USI Inc. and its subsidiaries. Prior to the 2016 USI Group Restructuring, USI Group are to USI and its subsidiaries;

•	“USI Inc.” are to USI Inc., a company incorporated under the laws of the R.O.C.;

•	“USI Mexico” are to Universal Scientific Industrial de Mexico S.A. DE C.V., a company incorporated under the laws of Mexico;

•	“USISZ” are to USI Electronics (Shenzhen) Co. Ltd., a company incorporated under the laws of the P.R.C.; and

•	“Wuxi Tongzhi” are to Wuxi Tongzhi Microelectronics Co., Ltd., a company incorporated under the laws of the P.R.C.

We publish our financial statements in New Taiwan dollars, the lawful currency of the R.O.C. In this annual report, references to “United States dollars,” “U.S. dollars” and “US$” are to the currency of the United States; references to “New

Taiwan dollars,” “NT dollars” and “NT$” are to the currency of the R.O.C.; references to “RMB” are to the currency of the P.R.C.; references to “JP¥” are to the currency of Japan; references to “MYR” are to the currency of Malaysia; references to “SGD” are to the currency of the Republic of Singapore; references to “KRW” are to the currency of the Republic of Korea; references to “EUR” are to the currency of the EU; and references to “PLN” are to the currency of the Poland. Unless otherwise noted, all translations from NT dollars to U.S. dollars were made at the exchange rate as set forth in the H.10 weekly statistical release of the Federal Reserve System of the United States (the “Federal Reserve Board”) as of December 31, 2020, which was NT$28.08=US$1.00, and all translations from RMB to U.S. dollars were made at the exchange rate as set forth in the H.10 weekly statistical release of the Federal Reserve Board as of December 31, 2020, which was RMB6.5250=US$1.00. All amounts translated into U.S. dollars in this annual report are provided solely for your convenience and no representation is made that the NT dollar, RMB or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or NT dollars/RMB, as the case may be, at any particular rate or at all. On March 19, 2021, the exchange rate between NT dollars and U.S. dollars as set forth in the H.10 weekly statistical release by the Federal Reserve Board was NT$28.42=US$1.00. On March 19, 2021, the exchange rate between RMB and U.S. dollars as set forth in the H.10 weekly statistical release by the Federal Reserve Board was RMB6.5070=US$1.00.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

The following tables present selected consolidated financial data for ASEH as of and for the years ended December 31, 2018, 2019 and 2020, and ASE as of and for the years ended December 31, 2016 and 2017.

The selected consolidated statements of comprehensive income data and cash flow data for the years ended December 31, 2018, 2019 and 2020, and the selected consolidated balance sheet data as of December 31, 2019 and 2020 set forth below are derived from our audited consolidated financial statements included in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements, including the notes thereto. The selected consolidated statements of comprehensive income data and cash flow data for the years ended December 31, 2016 and 2017 and the selected consolidated balance sheet data as of December 31, 2016 and 2017 and 2018 set forth below are derived from our audited consolidated financial statements not included herein.

Our consolidated financial statements have been prepared and presented in accordance with IFRS.

	As of and for the Year Ended December 31
IFRS	2016 (Retrospectively Adjusted)(1)	2017 (Retrospectively Adjusted)(1)	2018(2)	2019	2020
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except earnings per share and per ADS data)
Statement of Comprehensive Income Data:
Operating revenues	274,884.1	290,441.2	371,092.4	413,182.2	476,978.7	16,986.4
Operating costs	(221,696.9)	(237,708.9)	(309,929.4)	(348,871.4)	(398,994.4)	(14,209.2)
Gross profit	53,187.2	52,732.3	61,163.0	64,310.8	77,984.3	2,777.2
Operating expenses	(26,526.8)	(27,513.7)	(34,515.3)	(40,784.4)	(43,108.2)	(1,535.2)
Other operating income and expenses, net	(800.3)	108.6	371.6	(268.6)	502.5	17.9
Profit from operations	25,860.1	25,327.2	27,019.3	23,257.8	35,378.6	1,259.9
Non-operating income, net	2,108.6	5,693.5	4,918.4	22.0	390.2	13.9
Profit before income tax	27,968.7	31,020.7	31,937.7	23,279.8	35,768.8	1,273.8
Income tax expense	(5,390.8)	(6,523.6)	(4,513.4)	(5,011.2)	(7,116.9)	(253.4)
Profit for the year	22,577.9	24,497.1	27,424.3	18,268.6	28,651.9	1,020.4
Attributable to
Owners of the Company	21,324.4	22,819.1	26,220.7	17,060.6	26,970.6	960.5
Non-controlling interests	1,253.5	1,678.0	1,203.6	1,208.0	1,681.3	59.9
	22,577.9	24,497.1	27,424.3	18,268.6	28,651.9	1,020.4
Other comprehensive loss, net of income tax	(7,959.3)	(4,637.9)	(852.6)	(4,370.6)	495.3	17.6
Total comprehensive income for the year	14,618.6	19,859.2	26,571.7	13,898.0	29,147.2	1,038.0
Attributable to
Owners of the Company	13,957.0	18,524.1	25,620.5	13,122.2	27,440.7	977.2
Non-controlling interests	661.6	1,335.1	951.2	775.8	1,706.5	60.8
	14,618.6	19,859.2	26,571.7	13,898.0	29,147.2	1,038.0
Earnings per common share(3)(4):
Basic	5.57	5.59	6.18	4.01	6.32	0.23
Diluted	4.66	5.19	6.07	3.91	6.17	0.22
Dividends per common share(5)	1.60	1.40	2.50	2.50	2.00	0.07
Earnings per equivalent ADS(3)(4):
Basic	11.13	11.18	12.35	8.02	12.65	0.45
Diluted	9.31	10.38	12.14	7.82	12.33	0.44
Number of common shares(3)(6):
Basic	3,831.4	4,080.4	4,245.2	4,252.0	4,265.7	4,265.7
Diluted	4,142.1	4,184.6	4,251.1	4,262.8	4,288.6	4,288.6
Number of equivalent ADSs(3)(6):
Basic	1,915.7	2,040.2	2,122.6	2,126.0	2,132.9	2,132.9
Diluted	2,071.0	2,092.3	2,125.6	2,131.4	2,144.3	2,144.3

	As of and for the Year Ended December 31
IFRS	2016 (Retrospectively Adjusted)(1)	2017 (Retrospectively Adjusted)(1)	2018(2)	2019	2020
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except earnings per share and per ADS data)
Balance Sheet Data:
Current assets	142,789.7	144,938.3	201,558.9	202,001.1	224,012.9	7,977.7
Investments - non-current(7)	50,853.0	49,876.8	11,545.9	15,017.4	16,341.0	581.9
Property, plant and equipment	143,880.2	135,168.4	214,592.6	232,093.3	233,207.3	8,305.1
Right-of-use assets(8)	-	-	-	9,792.2	8,620.6	307.0
Intangible assets	12,107.6	11,341.4	80,872.1	79,222.8	81,586.1	2,905.5
Long-term prepayments for lease(8)	2,237.0	8,851.3	10,764.8	-	-	-
Others(8)(9)	6,063.1	13,746.1	14,727.6	19,096.9	19,809.0	705.4
Total assets	357,930.6	363,922.3	534,061.9	557,223.7	583,576.9	20,782.6
Short-term debts(10)	20,955.5	17,962.5	43,263.5	40,572.3	34,597.9	1,232.1
Current portion of long-term debts(11)	16,341.1	14,441.3	10,796.2	5,995.6	11,994.8	427.2
Long-term debts(12)	74,354.9	44,501.5	144,336.9	177,414.1	162,525.3	5,788.0
Other liabilities(12)	79,437.9	85,706.8	116,637.4	120,439.4	142,727.7	5,082.8
Total liabilities	191,089.4	162,612.1	315,034.0	344,421.4	351,845.7	12,530.1
Share capital	79,568.0	87,380.8	43,217.1	43,305.3	43,515.9	1,549.7
Non-controlling interests	12,000.6	13,190.1	17,639.5	13,374.9	15,616.1	556.1
Equity attributable to owners of the Company	154,840.6	188,120.1	201,388.4	199,427.4	216,115.1	7,696.4
Cash Flow Data:
Capital expenditures	(26,714.2)	(24,699.2)	(41,386.4)	(56,810.2)	(62,077.4)	(2,210.7)
Depreciation and amortization	29,470.4	29,205.2	42,688.9	50,466.8	51,259.1	1,825.5
Net cash inflow from operating activities	52,107.9	47,430.8	51,074.7	72,303.3	75,060.6	2,673.1
Net cash outflow from investing activities	(43,159.5)	(16,086.2)	(129,542.3)	(54,579.1)	(60,946.3)	(2,170.5)
Net cash inflow (outflow) from financing activities	(21,087.0)	(19,323.4)	83,111.4	(6,498.8)	(21,995.3)	(783.3)
Segment Data:
Operating revenues
Packaging	125,282.8	126,225.1	178,308.2	198,916.8	218,666.1	7,787.2
Testing	27,031.8	26,157.3	35,903.2	42,658.7	47,271.1	1,683.4
EMS	115,395.1	133,948.0	151,890.4	165,789.5	204,690.6	7,289.6
Others	7,174.4	4,110.8	4,990.6	5,817.2	6,350.9	226.2
Gross profit
Packaging	28,524.6	28,785.3	33,669.0	34,539.0	43,251.7	1,540.3
Testing	9,980.6	9,303.6	12,289.5	14,536.9	15,257.3	543.4
EMS	11,234.8	13,562.5	14,278.8	14,491.4	18,825.9	670.4
Others	3,447.3	1,080.9	925.7	743.5	649.4	23.1

_______________

(1)	The financial data for the years ended December 31, 2016 and 2017 represents the financial condition, financial performance and cash flow of ASE, except for earnings per common share, earnings per equivalent ADS, number of common shares and number of equivalent ADSs which have been retrospectively adjusted to reflect share exchange ratio stated in the Joint Share Exchange Agreement. For details about the Joint Share Exchange Agreement, see “Item 10. Additional information—Material Contract.”

(2)	Financial data for ASEH are derived from the results of: (a) ASE Technology Holding Co., Ltd. and SPIL for the period from April 30, 2018 through December 31, 2018; and (b) ASE, the predecessor entity of ASEH, for the twelve months ended December 31, 2018.

(3)	We retrospectively adjusted the earnings per common share, earnings per equivalent ADS, number of common shares and number of equivalent ADSs in accordance with share exchange ratio stated in the Joint Share Exchange Agreement for the years ended December 31, 2016 and 2017, which differ from the results included in our annual reports on Form 20-F for the years ended December 31, 2016 and 2017. For details about the Joint Share Exchange Agreement, see “Item 10. Additional information—Material Contract.”

(4)	The denominators for diluted earnings per common share and diluted earnings per equivalent ADS are calculated to account for the potential diluted factors, such as employees’ compensation, the exercise of options and conversion of our convertible bonds into our common shares.

(5)	Dividends per common share issued as a cash dividend and cash dividend distribution from capital surplus.

(6)	Represents the weighted average number of shares after retroactive adjustments to give effect to the Joint Share Exchange Agreement aforementioned. Common shares held by consolidated subsidiaries are classified as “treasury stock,” and are deducted from the number of common shares outstanding.

(7)	Data as of December 31, 2016 and 2017 included available-for-sale financial assets – non-current and investments accounted for using the equity method. The category as of December 31, 2018, 2019 and 2020 included financial assets at fair value through profit or loss – non-current, financial assets at fair value through other comprehensive income – noncurrent and investments accounted for using the equity method.

(8)	Starting from 2019, upon initial application of IFRS 16 “Leases,” long-term prepayments for lease were reclassified to related assets, such as right-of-use assets and investment properties.

(9)	Including investment properties, deferred tax assets, other financial assets – non-current and other non-current assets.

(10)	Including short-term bank borrowings and financial liabilities for hedging – current.

(11)	Including current portion of bonds payable, current portion of long-term debts (consisted of bank borrowings and notes payable), current portion of financial liabilities for hedging and lease liabilities – current.

(12)	Including bonds payable, long-term debts (consisted of bank borrowings and bills payable), financial liabilities for hedging – non-current and lease liabilities – non-current.

(13)	Including (x) current liabilities other than short-term debts and current portion of long-term debts and (y) non-current liabilities other than long-term debts.

Exchange Rates

Fluctuations in the exchange rate between NT dollars and U.S. dollars will affect the U.S. dollar equivalent of the NT dollar price of our common shares on the TWSE and, as a result, will likely affect the market price of the ADSs. Fluctuations will also affect the U.S. dollar conversion by the depositary under our ADS deposit agreement referred to below of cash dividends paid in NT dollars on, and the NT dollar proceeds received by the depositary from any sale of, common shares represented by ADSs, in each case, according to the terms of the deposit agreement dated April 30, 2018, Citibank N.A. as depositary, and the holders and beneficial owners from time to time of the ADSs, which we refer to as the deposit agreement.

CAPITALIZATION AND INDEBTEDNESS

Not applicable.

REASON FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

RISK FACTORS

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Relating to the SPIL Acquisition

•	Due to the SPIL Acquisition, our financial and operational results of annual and interim periods may not be comparable.

•	There may be risks associated with our current holding company structure.

Risks Relating to Our Business

•	Since we are dependent on the highly cyclical semiconductor and electronics industries and conditions in the markets for the end-use applications of our products, our revenues and net income may fluctuate significantly.

•	A reversal or slowdown in the outsourcing trend for semiconductor packaging and testing services and EMS could adversely affect our growth prospects and profitability.

•	Any global economic downturn could adversely affect the demand for our products and services, and a protracted global economic crisis would have a material adverse effect on us.

•	If we are unable to compete favorably in the highly competitive markets of semiconductor packaging and testing and EMS, our revenues and net income may decrease.

•	Our profitability depends on our ability to respond to rapid technological changes in the semiconductor industry.

•	Our operating results are subject to significant fluctuations, which could adversely affect the market value of your investment.

•	Due to our high percentage of fixed costs, we may be unable to maintain our gross margin at past levels if we are unable to achieve relatively high capacity utilization rates.

•	If we are unable to manage our expansion or investments effectively, our growth prospects may be limited and our future profitability and core business operations may be adversely affected.

•	The packaging and testing businesses are capital intensive. If we cannot obtain additional capital when we need it, our growth prospects and future profitability may be adversely affected.

•

A cybersecurity breach could interfere with our business operations, compromise confidential information, adversely impact our reputation and operating results and potentially lead to litigation and other liabilities.

•	Any impairment charges may have a material adverse effect on our income.

•	Any attempt by the U.S. government to withdraw from or materially modify existing international trade agreements or take further actions against certain P.R.C. technology companies could adversely affect our business, financial condition and results of operations.

Risks Relating to Taiwan, R.O.C.

•	Strained relations between the R.O.C. and the P.R.C. and disruptions in Taiwan’s political environment caused by domestic political events could negatively affect our business and the market value of your investment.

•	As a substantial portion of our business and operations is located in Taiwan, we are vulnerable to natural disasters including earthquakes, typhoons, drought, as well as power outages and other industrial incidents, which could severely disrupt the normal operation of our business and adversely affect our results of operations.

Risks Relating to Ownership of Our Common Shares and the ADSs

•	The market for our common shares and the ADSs may not be liquid.

•	If a non-R.O.C. holder of ADSs withdraws and holds common shares, such holder of ADSs will be required to appoint a tax guarantor, local agent and custodian in the R.O.C. and register with the TWSE or the Taipei Exchange in order to buy and sell securities on the TWSE.

•	The market value of your investment may fluctuate due to the volatility of the R.O.C. securities market.

•	We may not continue to declare cash dividends in any particular amount.

•	Holders of common shares and ADSs may experience dilution if we issue stock bonuses and stock options to employees or sell additional equity or equity-linked securities.

Below please find the detailed analysis of the principal risks we face.

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

Market conditions in the semiconductor and electronics industries depend to a large degree on conditions in the markets for the end-use applications of various products, such as communications, computing and consumer electronics products. Any deterioration of conditions in the markets for the end-use applications would reduce demand for our services, and would likely have a material adverse effect on our financial condition and results of operations. In 2020, approximately 53.3%, 14.1% and 32.6% of our operating revenues from packaging and testing were attributed to the packaging and testing of semiconductors used in communications, computing and consumer electronics/industrial/automotive/other applications, respectively. In the same year, approximately 42.5%, 8.0%, 36.2%, 9.1% and 4.2% of our operating revenues from EMS were attributed to the communications, computing and storage, consumer electronics applications, industrial and automotive applications and other, respectively. Across end-use applications, our customers face intense competition and significant shifts in demand, which could put pricing pressure on our services and may adversely affect our revenues and net income.

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

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into a recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including a European sovereign debt crisis that began in 2011, a referendum in the United Kingdom in June 2016, in which the majority of voters voted in favor of an exit from the European Union (“Brexit”), and continuing high unemployment rates in much of the world. It is unclear what the long-term impact of the European sovereign debt crisis will be and uncertainty remains over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies. Following the cease of the United Kingdom from the EU on January 31, 2020 and the end of the Brexit transition period on December 31, 2020, it remains unclear how Brexit would affect the fiscal, monetary and regulatory landscape within the United Kingdom, the EU and globally. There has been a general adverse impact on the global economies and financial markets as the COVID-19 outbreak continues to evolve into a worldwide health crisis. Any economic downturn or crisis may cause our customers to cancel or reduce planned expenditures for our products and services. Any uncertainty or significant volatility in global economic conditions may also make it difficult for our customers to accurately forecast and plan future business activities and may have a material adverse effect on us.

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

Our operating results have varied significantly from period to period and may continue to vary in the future. Downward fluctuations in our operating results may result in decreases in the market price of our common shares and the ADSs. Among the more important factors affecting our quarterly and annual operating results are the following:

•	changes in general economic and business conditions, particularly the cyclical nature of the semiconductor and electronics industries and the markets served by our customers;

•	our ability to quickly adjust to unanticipated declines or shortfalls in demand and market prices;

•	changes in prices for our products or services;

•	volume of orders relative to our packaging, testing and manufacturing capacity;

•	changes in costs and availability of raw materials, equipment and labor;

•	our ability to obtain or develop substitute raw materials with lower cost;

•	our ability to successfully develop or market new products or services;

•	our ability to successfully manage product mix in response to changes in market demand and differences in margin associated with different products;

•	timing of capital expenditures in anticipation of future orders;

•	our ability to acquire or design and produce cost-competitive interconnect materials, and provide integrated solutions for EMS;

•	fluctuations in the exchange rate;

•	fluctuations in interest rates, including the potential impact of the phase-out of LIBOR on our variable rate borrowings; and

•	typhoons, earthquakes, drought, epidemics, tsunami and other natural disasters, as well as industrial and other incidents such as fires and power outages.

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

As part of our business strategy, we have and may continue to pursue acquisitions of businesses and assets, strategic alliances and joint ventures. We currently have equity investments in certain entities and the accounting treatment applied for these investments varies depending on a number of factors, including, but not limited to, our percentage ownership, our percentage of membership of investee’s board and the level of influence we have over the relevant entity. Any losses experienced by these entities could adversely affect our results of operations and the value of our investment. In addition, if these entities were to fail and cease operations, we may lose the entire value of our investment and the stream of any shared profits.

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

We recognized impairment charges of NT$521.0 million, NT$400.2 million and nil in 2018, 2019 and 2020, respectively, in our investments under the equity method. See note 14 to our consolidated financial statements included in this annual report and see “Item 5. Operating and Financial Review and Prospects—Operating Results and Trend Information—Critical Accounting Policies and Estimates—Valuation of Investments.”

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

We have on occasion failed to comply with certain financial covenants in some of our loan agreements. Such non-compliance may also have, through broadly worded cross-default provisions, resulted in default under some of the agreements governing our other existing debt. If we are unable to timely rectify any possible non-compliance under such loan agreements or obtain applicable waivers or amendments, we would breach our financial covenants and our financial condition would be adversely affected. As of December 31, 2020, we were not in breach of any of the financial covenants under our existing loan agreements, although we cannot provide any assurance that we will not breach any of such financial covenants in the future.

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

We may be required to increase substantially the number of these employees in connection with our expansion plans, and there is intense competition for their services in this industry. We may not be able to either retain our present personnel or attract additional qualified personnel as and when needed. In addition, we may need to increase employee compensation levels in order to attract and retain our existing officers and employees and the additional personnel that we expect to require. Recently, some companies accelerate efforts to malicious talent poaching Taiwan semiconductor experts by offering a high position with handsome pay. If such malicious acts involving technology theft growing worse, Taiwan’s semiconductor industry would be seriously affected and our business would be adversely jeopardized.

Furthermore, a portion of the workforce at our facilities in Taiwan are foreign workers employed under work permits, which are subject to government regulations on renewal and other terms. Consequently, our business could also suffer if the Taiwan regulations relating to the employment of foreign workers were to become significantly more restrictive or if we are otherwise unable to attract or retain these workers at a reasonable cost.The ongoing proceeding involving Dr. Tien Wu may have an adverse impact on our business and cause our common shares and ADS price to decline.

Dr. Tien Wu, ASEH’s director and chief operating officer, was involved in a criminal proceeding brought by the Taiwan Kaohsiung District Prosecutors Office. The indictment alleged that Dr. Tien Wu violated Article 157-1 of the R.O.C. Securities and Exchange Act for insider trading activities involving SPIL common shares conducted during the period when the Initial SPIL Tender Offers, the Second SPIL Tender Offers and negotiations of the memorandum of understanding in relation to SPIL Acquisition took place. Dr. Tien Wu was accused of tipping off a friend about the aforementioned tender offers and negotiation ahead of the public announcements. After an investigation that spanned over two years, the Taiwan Kaohsiung District Court pronounced its judgment on February 5, 2020 that Dr. Tien Wu is found to be NOT guilty. On March 20, 2020, the Taiwan Kaohsiung District Prosecutors Office filed an appeal against the February 5, 2020 judgment. This matter is now being tried by the Taiwan High Court Kaohsiung Branch Court. ASEH has reinforced internal control measures after this incident and no ASEH directors are expected to become party to any current or future litigation related to Dr. Tien Wu.

On October 26, 2018, the R.O.C. Securities and Futures Investors Protection Center ("SFIPC") filed a civil lawsuit against Dr. Tien Wu and ASEH, requesting the court to remove him from ASEH’s board based on Article 10-1 of the Securities Investor and Futures Trader Protection Act. On August 25, 2020, the Taiwan Ciaotou District Court ruled in favor of Dr. Tien Wu. The SFIPC filed an appeal against the August 25, 2020 judgment. This matter is now being tried by the Taiwan High Court Kaohsiung Branch Court. There is no assurance that this proceeding or the further scrutiny from regulators will not generate publicity or media attention. Any negative publicity in connection to this legal proceeding may adversely affect ASEH’s brand and reputation and result in a material adverse impact on their business operations and prospects. As ASEH depends on the continued service of its executive officers and is not insured against the loss of service of any of their personnel, ASEH’s business operations could suffer if it loses the service of any executive officers, including Dr. Tien Wu, and cannot adequately replace them.

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

Currently, the majority of our revenues are denominated in U.S. dollars, with a portion denominated in NT dollars and Japanese yen. Our operating costs and operating expenses, on the other hand, are incurred in several currencies, primarily NT dollars, U.S. dollars, RMB, Japanese yen, Korean won, as well as, to a lesser extent, Singapore dollars and Malaysian ringgit, Polish zloty and EUR. In addition, a substantial portion of our capital expenditures, primarily for the purchase of packaging and testing equipment, has been, and is expected to continue to be, denominated in U.S. dollars, with the remainder in Japanese yen. Fluctuations in exchange rates, primarily among the U.S. dollar, Japanese yen and HKD against the NT dollar and RMB, will affect our costs and operating margins. In addition, these fluctuations could result in exchange losses and increased costs in NT dollar and other local currency terms. Despite hedging and mitigating techniques implemented by us, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations. We recorded net foreign exchange losses of NT$1,015.6 million in 2018, net foreign exchange gains of NT$1,125.7 million in 2019, and net foreign exchange gains of NT$1,005.4 million (US$35.8 million) in 2020. We cannot assure you that we will achieve foreign exchange gains in the future. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk—Foreign Currency Exchange Rate Risk.”

The loss of a large customer or disruption of our strategic alliance or other commercial arrangements with semiconductor foundries and providers of other complementary semiconductor manufacturing services may result in a decline in our revenues and profitability.

Although we have a large customer base, we have derived and expect to continue to derive a large portion of our revenues from a small group of customers during any particular period due in part to the concentration of market share in the semiconductor and electronics industries. Our five largest customers together accounted for approximately 46.2%, 51.1% and 54.5% of our operating revenues in 2018, 2019 and 2020, respectively. One customer accounted for more than 10.0% of our operating revenues in 2018 and 2020, and two of our customers individually accounted for more than 10.0% of our operating revenues in 2019. The demand for our services from a customer is directly dependent upon that customer’s level of business activity, which could vary significantly from year to year. Our key customers typically operate in the cyclical semiconductor and electronic business and, in the past, have varied, and may vary in the future, order levels significantly from period to period. Some of these companies are relatively small, have limited operating histories and financial resources, and are highly exposed to the cyclicality of the industry. We cannot assure you that these customers or any other customers will continue to place orders with us in the future at the same levels as in past periods. The loss of one or more of our significant customers, or reduced orders by any one of them, and our inability to replace these customers or make up for such orders, could adversely affect our revenues and profitability. In addition, we have in the past reduced, and may in the future be requested to reduce, our prices to limit the level of order cancellations. Any price reduction would likely reduce our margins and profitability.

Since 1997, we have maintained a strategic alliance with Taiwan Semiconductor Manufacturing Company Limited, or TSMC, one of the world’s largest dedicated semiconductor foundries. TSMC designates us as their nonexclusive preferred provider of packaging and testing services for semiconductors manufactured by TSMC. Such strategic alliances, as well as our other commercial arrangements with providers of other complementary semiconductor manufacturing services, enable us to offer total semiconductor manufacturing solutions to our customers. These strategic alliances and other commercial arrangements may not achieve their anticipated commercial benefits and may be terminated at any time. For example, in February 2018, we entered into a joint venture agreement with Qualcomm Incorporated to form Semicondutores Avancados do Brasil S.A. to expand our SiP business and in December 2020, both parties agreed to terminate the agreement due to a failure to achieve certain agreed conditions. Any failure in successfully maintaining such alliances, any termination of such alliances or our failure to enter into substantially similar strategic alliances or commercial arrangements may adversely affect our competitiveness and our revenues and profitability.

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

Raw materials such as IC substrates are prone to supply shortages since such materials are produced by a limited number of suppliers, such as Kinsus Interconnect Technology Corporation, Nan Ya Printed Circuit Board Corporation, LG Innotek Co., Ltd., and Unimicron Technology Corporation. Our operations conducted through our wholly owned subsidiaries ASE Electronics and ASE Shanghai have improved our ability to obtain IC substrates on a timely basis and at a reasonable cost. In 2020, our interconnect materials operations supplied approximately 10.1% of our consolidated substrate requirements by value. We do not expect that our internal interconnect materials operations will be able to meet all of our interconnect materials requirements. Consequently, we will remain dependent on market supply and demand for our raw materials. In addition, recent fluctuations in prices of precious metals, such as gold, have also affected the price at which we have been able to purchase the principal raw materials we use in our packaging processes. We cannot guarantee that we will not experience shortages in the near future or that we will be able to obtain adequate supplies of raw materials in a timely manner or at a reasonable price. Our revenues and net income could decline if we are unable to obtain adequate supplies of high quality raw materials in a timely manner or if there are significant increases in the costs of raw materials that we cannot pass on to our customers.

Regulations related to conflict minerals could adversely affect our business, financial condition and results of operations.

The Dodd-Frank Wall Street Reform and Consumer Protection Act contains provisions to improve transparency and accountability concerning the supply of certain minerals, known as conflict minerals, which are defined as cassiterite, columbite-tantalite, gold, wolframite or their derivatives and other minerals determined by the U.S. government to be financing conflict in the Democratic Republic of Congo and adjoining countries. As a result, in August 2012 the SEC adopted annual disclosure and reporting requirements for those companies who use conflict minerals in their products. These rules require companies that manufacture or contract to manufacture products for which conflict minerals are necessary to the functionality or production to begin scrutinizing the origin of conflict minerals in their products starting from January 1, 2013, and file a new form, Form SD, containing the conflict minerals disclosure by May 31 for the prior calendar year, beginning May 31, 2014. We filed a specialized disclosure report on Form SD since the reporting period of 2013 and we have retained an independent auditing firm to conduct audits on our due diligence framework to provide a private sector report for our specialized disclosure report on Form SD since the reporting period of 2014. As a result, there will be costs associated with complying with these disclosure requirements, including costs for diligence to determine the sources of conflict minerals used in our products and other potential changes to products, processes or sources of supply as a consequence of such verification activities. The implementation of these rules could adversely affect the sourcing, supply and pricing of materials used in our products.

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

We rely on the efficient and uninterrupted operation of complex information technology applications, systems and networks to operate our business. Our systems are vulnerable to damage or interruption from earthquakes, terrorist attacks, floods, fires, power loss, telecommunications failures, cyber-attacks, computer viruses, computer denial of service attacks or other attempts to harm our system, and similar events. In recent years, the risks that we face from cyber-attacks have increased significantly. Some of these attacks may originate from well-organized, highly skilled organizations. Although there have not been reported major cyber-attacks against our systems in recent years, any such attack or system or network disruption could result in a loss of our intellectual property, the release of commercially sensitive information, customer or employee personal data. Failures to protect the privacy of customer and employee confidential data against breaches of network security could result in damage to our reputation.

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

Cybersecurity threats continue to expand and evolve globally. We established information security management committee which is dedicated to enhancing information security, preventing and mitigating information security threats and risks by developing strategic plans for information security, establishing benchmarks for information security maturity assessments, promoting information security risk management in our subsidiaries, and coordinating internal and external technologies, resources and information. Our chief information security officer is responsible for regular reviews of all our subsidiaries’ information security management and incident response plans, and submits the information security governance report to the board of directors in the fourth quarter of each year. In addition, our major subsidiaries have obtained ISO 27001 certification (information security management system). We also have established management procedures for the reporting and handling of information security incidents which allow employees to report any security incidents to ensure prompt handling, followed by efficient responses that will mitigate information security risks. In addition, we conduct an annual disaster recovery drill to mitigate the risk of service disruptions caused by impacts from major crisis events to our information systems. All employees participate in our annual proprietary information protection training courses, which include training on information security policy, management framework, and control measures.

Furthermore, we employ certain third party auditor to conduct an annual audit and review of our information security performance. In the event of a sudden external cyber-attack, our on-site safety teams immediately hold a meeting to share information, discuss responses and countermeasures; external experts would be invited to join the meeting to conduct reviews and analyses if necessary. While we actively take measures to manage information technology security risks, there can be no assurance that these measures will be sufficient to mitigate all potential risks to our system, networks and data.

Although we protect our trade secrets and customer data through strict enforcement and protection protocols, a failure or breach in security could expose us and our customers, dealers and suppliers to risks of unauthorized access to information technology systems, misuse and compromise of confidential information, manipulation and destruction of data, which could potentially result in disruption of our business operations and adversely affect our reputation, competitive position, financial condition and results of operations. Security breaches could also result in litigation with third parties, regulatory actions and higher costs of implementing additional data protection measures.

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

There is concern that without substantial remediation, increasing anthropogenic greenhouse gas emissions could adversely affect the global economy irreversibly. A modest change in average global temperatures would result in increased coastal flooding, altered precipitation patterns and increased risk of biodiversity loss for the vulnerable species. Extreme weather conditions, such as heat, droughts and floods, which occur due to climate change can also impact our business operations and financial performance. For example, since our business operations depend on adequate supplies of water, an extended drought may affect our ability to obtain sufficient amounts of water and threaten our production capability.

We believe that we should play our part in the mitigation of man-made climate change. For instance, we have incorporated green design standards and building concepts into the construction of our facilities. Since 2012, we have been committed to constructing all of our new Taiwan manufacturing facilities and office buildings while following the most up-to-date green building standards, such as the US Leadership in Energy and Environmental Design, LEED and the Taiwan Ecology, Energy Saving, Waste Reduction and Health standards, EEWH. Also we are transitioning green factories into low-carbon buildings by introducing the ‘carbon footprint of buildings’ concept in 2015, in which the carbon emissions of buildings were quantified and analyzed throughout their lifecycle to drive carbon reductions from the design stage.

Public expectations for reductions in greenhouse gas emissions could result in increased energy, transportation and raw material costs. Scientific examination of, political attention to and rules and regulations on issues surrounding the existence and extent of man-made climate change may result in an increase in the cost of production due to increase in the prices of energy and introduction of energy or carbon tax. Various regulatory developments have been introduced that focus on restricting or managing emissions of greenhouse gases. Enterprises may need to purchase at higher costs emission credits, new equipment or raw materials with lower carbon footprints. These developments and further legislation that is likely to be enacted could negatively affect our operations and financial performance. Also, changes in environmental regulations, such as those that concern the use of perfluorinated compounds (known commonly as PFC’s), could increase our production costs, which may adversely affect our results of operation and financial results.

Stable water supply of sufficient amounts of good quality freshwater plays a critical role for ASEH. Taiwan is also susceptible to typhoons and drought, which may cause damage and business interruptions to facilities. Since our business operations depend on adequate supplies of water, an extended drought may affect our ability to obtain sufficient water and threaten our production capability. Although we have not been directly affected by droughts, we are dependent upon water for our packaging and substrates operations and a drought could interrupt such operations. Not only freshwater supply is key to our business operations, we also have established a sustainable water recycling system and implemented water management strategies to identify and prevent water-shortage related risks, hence, about 100% withdrawal of freshwater was recycled to process and facility. Our water management program is based on the core ideas of reduce, reuse and recycle. We continuously seek opportunities to improve our operational resilience through effective water use management.

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

Any one of these developments could place substantial financial and administrative burden on us and hinder our business. In February 2006, Tessera filed a suit against ASE Inc., ASE (U.S.) Inc. and others alleging patent infringement. In February 2014, ASE Inc. and ASE (U.S.) Inc. reached a term sheet agreement with Tessera to fully resolve the remaining legal proceedings between each other, under which ASE Inc. and ASE (U.S.) Inc. would pay a total of US$30.0 million to Tessera and both Tessera and ASE Inc. and ASE (U.S.) Inc. would dismiss all pending claims against each other. The final settlement agreement was entered into among the parties in October 2014 and the final settlement amount was reduced to US$27.0 million. In October 2014, the United States District Court for the Northern District of California dismissed all claims between Tessera and ASE Inc. and ASE (U.S.) Inc. ASE Inc. and ASE (U.S.) Inc. have fully paid the settlement amount in January 2015. In connection to the 2016 patent dispute between Broadcom and Tessera, SPIL and Broadcom settled the dispute for a total of US$5.0 million in February 2020. This settlement amount was recognized in our consolidated financial statements for the year end December 31, 2019. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings” for more information about the Broadcom Patent Dispute.

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

Members of the Chang family own, directly or indirectly, a significant interest in our outstanding common shares. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.” Accordingly, these shareholders will continue to have the ability to exercise a significant influence over our business, including matters relating to:

•	our operation, management and policies;

•	the timing and distribution of dividends; and

•	the election of our directors.

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

With respect to assets, we recognized impairment charges of NT$654.1 million, NT$601.2 million and NT$992.3 million (US$35.3 million) in 2018, 2019 and 2020, respectively, primarily as a result of impairment charges related to property, plant and equipment and investments under the equity method. See “Item 5. Operating and Financial Review and Prospects—Operating Results and Trend Information—Critical Accounting Policies and Estimates—Impairment of Tangible and Intangible Assets Other Than Goodwill,” “Item 5. Operating and Financial Review and Prospects—Operating Results and Trend Information—Critical Accounting Policies and Estimates—Valuation of Investments” and “Item 5. Operating and Financial Review and Prospects—Operating Results and Trend Information—Critical Accounting Policies and Estimates—Goodwill.”

We are unable to estimate the extent and timing of any impairment charges for future years and we cannot give any assurance that impairment charges will not be required in periods subsequent to December 31, 2020. Any impairment charge could have a material adverse effect on our net income. The determination of an impairment charge at any given time is based significantly on our expected results of operations over a number of years in the future. As a result, an impairment charge is more likely to occur during a period in which our operating results and outlook are otherwise already depressed.

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

We have business operations in multiple countries and our worldwide operations are taxed under the laws of the jurisdictions in which we operate. However, the integrated nature of our worldwide operations can produce conflicting claims from revenue authorities in different countries as to the profits to be taxed in the individual countries. Recently, tax authorities around the world have heightened their scrutiny of company tax filings and have adopted a more rigid regulatory posture. As part of this shift, the Organization for Economic Co-operation and Development has proposed a number of tax law changes under its Base Erosion and Profit Shifting Action Plans to address issues of transparency, coherence and substance. The EU list of non-cooperative jurisdictions for tax purposes is part of the EU's external strategy for taxation and aims to contribute to ongoing efforts to promote tax good governance worldwide. If the countries where our operations are based be added into EU list of non-cooperative jurisdictions for tax purposes could adversely affect our operations.

Uncertainty under United States corporate income tax reform legislation could adversely affect our operating results and financial condition.

On December 22, 2017, the United States enacted tax reform legislation (the “Tax Reform Legislation”) that, among other things, reduced the U.S. federal corporate income tax rate from 35% to 21% and imposes an alternative “base erosion and anti-abuse tax” (“BEAT”) on U.S. corporations that make deductible payments to foreign related persons in excess of specified amounts. The reduction in the U.S. federal corporate income tax rate is expected to be beneficial to us in future years in which our consolidated U.S. subsidiaries have net income subject to U.S. tax.

The U.S. Internal Revenue Service has issued proposed and final regulations in relation to many aspects of the new law. However, a number of uncertainties remain as to the interpretation and application of the provisions in the Tax Reform Legislation and related regulations. In the absence of final guidance and clearer interpretation by the regulators on these issues, we will use what we believe are reasonable interpretations and assumptions in interpreting and applying the Tax Reform Legislation and related regulations for purposes of determining our income tax payable and results of operations, which may change as we receive additional clarification and implementation guidance. It is also possible that the Internal Revenue Service could issue subsequent guidance or take positions on audit that differ from the interpretations and assumptions that we previously made, which could have a material adverse effect on our cash tax liabilities, results of operations and financial condition.

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

To combat the impact of COVID-19, we continually update our preventative policies for our manufacturing facilities and provide constant monitoring of our operations. We go beyond just adopting control measures to comply with local government health and safety regulations. For example, we have implemented enhanced health and safety protocols across our sites, including temperature screening, mandatory and self-quarantine protocols, suspension of non-critical overseas business travel, remote work arrangements and social distancing guidelines in our employee cafeteria, changing rooms, conference rooms as well as other public common areas to reduce the risk of disease exposure. We build a class 100K clean room facility to manufacture high quality surgical face masks and provide free of charge to employees in Taiwan to help prevent transmission. While we have leveraged corporate resources across our business platform and manufacturing sites to mitigate the potential impact that COVID-19 might have on our operations and there has been intensifying efforts to contain the spread of the COVID-19 by the governments of the countries and territories affected, the extent to which COVID-19 impacts our results remains highly uncertain and depends on future developments, including new information which may emerge concerning the severity of the COVID-19, the effective of COVID-19 vaccines and their ability to prevent the transmission of the coronavirus, among others.

We face uncertainties relating to the phasing out of LIBOR.

In July 2017, the U.K. Financial Conduct Authority, which regulates the London Interbank Offered Rate (LIBOR), announced that it intends to phase out LIBOR by the end of 2021. Discontinuation of LIBOR and uncertainty as to the nature of such potential changes, alternative reference rates or other reforms may impact the amounts of interest we pay under our debt arrangements and to the extent that the impact on our operation due to such transition remains uncertain.

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

Our future success may depend on acquiring businesses and technologies, making investments or forming joint ventures that complement, enhance or expand our current product offerings or otherwise offer us growth opportunities. In pursuing such acquisitions, we may face competition from other companies in the semiconductor industry. Our ability to acquire or invest in suitable targets may be limited by applicable laws and regulations in the R.O.C., P.R.C., the United States, European countries and other jurisdictions where we do business. Even if we are successful in making such acquisitions or investments, we may have to expend substantial amounts of cash, incur debt, assume loss-making divisions and incur other types of expenses. We may also face challenges in successfully integrating any acquired companies into our existing organization or in creating the anticipated synergistic benefits. Each of these risks could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Taiwan, R.O.C.

Strained relations between the R.O.C. and the P.R.C. and disruptions in Taiwan’s political environment caused by domestic political events could negatively affect our business and the market value of your investment.

Our principal executive offices and our principal facilities are located in Taiwan and approximately 56.9%, 58.7% and 56.3% of our operating revenues in 2018, 2019 and 2020, respectively, were derived from our operations in Taiwan. Accordingly, our business and financial condition may be affected by changes in local governmental policies and political and social instability.

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

The supply of electrical power in Taiwan, which is primarily provided by Taiwan Power Company, is susceptible to power disruptions that could be prolonged and frequent, caused by overload as a result of high demand or other reasons. Such power disruptions could further be exacerbated with the government of Taiwan set the target of achieving a nuclear-free homeland by 2025. In 2017, for example, Taiwan suffered a massive power blackout, which left millions of homes, offices and factories without power. Although the power blackout did not have a material impact on our operations, future power blackout may disrupt our business operations and adversely affect our results of operations.

Taiwan is also susceptible to typhoons, which may cause damage and business interruptions to companies with facilities located in Taiwan. However, on the other hand, Taiwan did not experience a typhoon in 2020 and faces worst drought in 56 years recently. Our manufacturing process uses extensive amounts of freshwater. Our primary water recycling methods are ultra-filtration systems, chemical mechanical polishing wastewater recycling, and reverse osmosis water recycling. We also harvest rainwater for scrubbing towers and cooling towers. In addition, we take responsive measures by water supply levels such as regularly check water storage and recycling equipment, prepare truckloads of water for meeting future water demand and refine manufacturing capacity in responding to water allocation. Although we have not been directly affected by droughts, we are dependent upon water for our packaging and substrates operations and a drought could interrupt such operations. In addition, a drought could interrupt the manufacturing process of the foundries, in turn disrupting some of our customers’ production, which could result in a decline in the demand for our services. While we aim to minimize the impact of water risks and plan ahead to soften the impact, we cannot assure that water storage will not affect our operations.

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

Pursuant to P.R.C. Regulations, only QDIIs or persons that have otherwise obtained the approval from the MOEAIC and registered with the TWSE are permitted to withdraw and hold our shares from a depositary receipt facility. In order to hold our shares, such QDIIs are required to appoint an agent and custodian as required by the P.R.C. Regulations. If the aggregate amount of our shares held by any QDII or shares received by any QDII upon a single withdrawal or in the aggregate accounts for 10.0% of our total issued and outstanding shares, such QDII must obtain the prior approval from the MOEAIC. We cannot assure you that such approval would be granted.

The market value of your investment may fluctuate due to the volatility of the R.O.C. securities market.

The trading price of our ADSs may be affected by the trading price of our common shares on the TWSE. The R.O.C. securities market is smaller and more volatile than the securities markets in the United States and in many European countries. The TWSE has experienced substantial fluctuations in the prices and volumes of sales of listed securities and there are currently limits on the range of daily price movements on the TWSE. During 2020, the TWSE Weighted Index peaked at 14,732.53 on December 31, 2020. and reached a low of 8,681.34 on March 19, 2020, and the trading price of our common shares ranged from NT$49.95 per share to NT$83.80 per share. On March 19, 2021, the TWSE Weighted Index closed at 16,070.24 and the closing value of our common shares was NT$108.00 per share.

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

Similar to other R.O.C. technology companies, we issue bonuses from time to time in the form of common shares. Bonuses in the form of our common shares are valued at the closing price of our common shares on the day prior to our meeting of the board of directors. In addition, under the R.O.C. Company Law we may, upon approval from our board of directors and the R.O.C. Securities and Futures Bureau of the FSC, establish employee stock option plans provided that shareholders’ approval is required if the exercise price of an option would be less than the closing price of our common shares on the TWSE on the grant date of the option.

As of December 31, 2020, a total of approximately 144,768 thousand options assumed and granted by ASEH were outstanding. See “Item 6. Directors, Senior Management and Employees—Compensation—ASEH Employee Compensation and Stock Option Plans.” The issuance of our common shares pursuant to stock bonuses or stock options may have a dilutive effect on the holders of outstanding common shares and ADSs.

In addition, the issuance of additional equity or equity-linked securities may result in additional dilution to our shareholders. For example, in 2015, ASE issued 2018 NTD-linked Convertible Bonds to fund procurement of equipment from overseas. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” for more information.

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

Item 4. Information on the Company

HISTORY AND DEVELOPMENT OF THE COMPANY

ASE Technology Holding Co., Ltd. was jointly established on April 30, 2018 as a company limited by shares under the R.O.C. Company Law, by the combination of Advanced Semiconductor Engineering, Inc., which was incorporated on March 23, 1984, and Siliconware Precision Industries Co., Ltd., which was incorporated on May 17, 1984.

ASEH directly controls ASE Group, SPIL Group and USI Group. ASEH’s main manufacturing facilities are located in Taiwan, China, South Korea, Japan, Singapore, Malaysia, Mexico, America, Poland, France, the United Kingdom, Germany, Tunisia and Czech Republic. Our principal executive offices are located at 26, Chin 3rd Road, Kaohsiung, Taiwan, R.O.C. and our telephone number at the above address is (886) 7-361-7131. Our common shares have been listed on the TWSE under the symbol “3711” and ADSs representing our common shares have been listed on the NYSE under the ticker symbol “ASX” since April 2018.

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

USI Group and USI Group Restructuring

USI Group engages primarily in EMS in relation to computing and storage, consumer electronics, communications, industrial and automotive, among other services and businesses. We purchased 22.6% of the outstanding shares of Universal Scientific Industrial in 1999. We subsequently increased our holding to 23.3% in 2000. As of December 31, 2009, we held approximately 18.1% of Universal Scientific Industrial’s outstanding equity shares, which allowed us to exercise significant influence over Universal Scientific Industrial and therefore accounted for this investment by the equity method. In February 2010, we, along with our two subsidiaries, J&R Holding Limited and ASE Test, through a cash and stock tender offer, acquired 641,669,316 common shares of Universal Scientific Industrial at NT$21 per share, amounting to NT$13,475.1 million in total, resulting in our controlling ownership over Universal Scientific Industrial.

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

In February 2012, USI Shanghai completed its IPO on the Shanghai Stock Exchange. The total proceeds from the IPO were approximately RMB811.7 million prior to deducting underwriting discounts and commissions. In November 2014, USI Shanghai completed its capital increase by way of domestic private placements through a bidding process, raising a total of RMB2,063.0 million prior to deducting underwriting discounts and commissions. The issue price per share was RMB27.06.

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

In October 2018, to enhance operational flexibility through organizational restructure, ASE’s board of directors resolved to spin off ASE’s investment department, which is responsible for managing the ordinary shares and assets of USI Inc., into USI Global, a newly established company. USI Global issued new ordinary shares to us as consideration for the spin-off. The spin-off consummated in November 2018 and we obtained control over ASE and USI Global. In December 2018, our board of directors and the board of director of USI Global resolved to merge USI Global and ASE Technology Holding Co., Ltd. The merger consummated in January 2019 and ASE Technology Holding Co., Ltd. became the surviving entity after the merger and USI Global was thereby dissolved. Our financial position or financial performance was not materially affected by USI Global’s spin-off from ASE Inc. or USI Global’s merger with ASE Technology Holding Co., Ltd.

On December 12, 2019, USIFR, FAFG and the shareholders of FAFG entered into a share purchase agreement (the “FAFG Share Purchase Agreement”), and USI Shanghai and ASDI, one of the shareholders of FAFG and privately held company owned by FAFG’s founder, entered into a framework agreement for purchasing asset through issuing shares, pursuant to which USIFR and USI Shanghai will ultimately acquire 100.0% of the share capital of FAFG by way of a share purchase (the “FAFG Transaction”). The FAFG Transaction is a two-step transaction. In the first step, USIFR will directly purchase 89.6% of FAFG’s share capital in exchange for a cash payment. In the second step, USI Shanghai will acquire the remaining 10.4% of FAFG’s share capital from ASDI in exchange for newly issued shares of USI Shanghai. At the conclusion of both steps, USI Shanghai will directly or indirectly own 100% of the share capital of FAFG. On March 26, 2020, the issuance of new shares for the FAFG Transaction was approved unconditionally by the M&A and Restructuring Committee of China Securities Regulatory Commission. On December 1, 2020, the transaction was completed and as a result, USI acquired 100% of FAFG’s total issued shares, 79,848 thousand shares. The consideration transferred amounting to NT$12,829.4 million (US$456.9 million), of which NT$10,800.6 million (US$384.6 million) was cash, NT$1,734.6 million (US$61.8 million) was equity instrument and NT$294.2 million (US$10.5 million) was contingent consideration arrangement. Such consideration transferred was tentative as of December 31, 2020 because the fair values of the ordinary shares newly issued by USI Shanghai and the contingent consideration arrangement for the earn-out were still being determined. For details about the FAFG Share Purchase Agreement, see “Item 10. Additional information—Material Contract” and refer to note 29 to our consolidated financial statements included in this annual report for more information.

Capital Expenditures

Our principal capital expenditures for the years ended December 31, 2018, 2019 and 2020 have been for machinery and equipment procurements and investments in buildings and improvement in connection with the expansion of our capacity expansion, for which we spent NT$39,092.2 million, NT$63,073.9 million and NT$59,024.2 million (US$2,102.0 million), respectively. We had commitments for capital expenditures of approximately NT$32,627.4 million (US$1,161.9 million), of which NT$1,968.8 million (US$70.1 million) had been prepaid as of December 31, 2020, mainly in connection with the expansion of our packaging and testing services operations primarily in the R.O.C. and the P.R.C. Any future expansion of our operating activities could result in additional capital expenditures. We anticipate our capital expenditures in 2021 will be financed through our existing cash, expected cash flow from operations and existing credit lines under our loan facilities and will consist of, among other things, additional machinery and equipment procurements for our capacity expansions. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” for more information. Other than the SPIL Acquisition, there was no significant financial investments or divestitures in 2018, 2019 and 2020. See “—SPIL Acquisition” for information.

For more information on our history and development, see “—Organizational Structure.”

BUSINESS OVERVIEW

ASEH is a leading provider of semiconductor manufacturing services in assembly and testing. Our services include semiconductor packaging, production of interconnect materials, front-end engineering testing, wafer probing and final testing services, as well as integrated solutions for EMS in relation to computing and storage, peripherals, communications, industrial, automotive and server applications.

We believe that, as a result of the following strengths, we are able to compete effectively to meet customers’ requirements across a wide range of applications:

•	our ability to provide a broad range of cost-effective semiconductor packaging and testing services on a large-scale turnkey basis within key centers of semiconductor manufacturing;

•	our expertise in developing and providing cost-effective packaging, interconnect materials and testing technologies and solutions;

•	our ability to provide proactive original design manufacturing services using innovative solution-based designs;

•	our commitment to investing in capacity expansion and research and development, as well as selective acquisitions, that will benefit customers and our business;

•	our geographic presence in key centers of outsourced semiconductor and electronics manufacturing; and

•	our long-term relationships with providers of complementary semiconductor manufacturing services, including our strategic alliance with TSMC.

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

The semiconductor industry is characterized by strong long-term growth, with periodic and sometimes severe cyclical downturns. The Semiconductor Industry Association reported that worldwide sales of semiconductors increased from approximately US$51.0 billion in 1990 to approximately US$439.0 billion in 2020. We believe that overall growth and cyclical fluctuations will continue over the long-term in the semiconductor industry.

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

EMS are sought by companies in a wide range of industries including, among others, information, communications, computing and storage, consumer electronics, automotive electronics, medical treatment, industrial applications, aviation, navigation, national defense and transportation. Although affected by global economic fluctuations, we expect the EMS industry to continue to grow in the long-term, and we have enhanced our presence in the industry through USI Group.

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

Trends of Mergers and Acquisitions in the Semiconductor Industry

The global semiconductor industry is highly competitive, and such competitive landscape is changing as a result of a trend toward consolidation within the industry. In particular, packaging and testing service providers in the semiconductor industry have engaged in cross-border mergers and acquisitions in recent years as part of their expansion strategy, which has gradually changed the ecosystem of the semiconductor industry. Examples of mergers and acquisitions in recent years include mergers and acquisitions by and among semiconductor design companies or integrated device manufacturers, including Intel Corporation’s acquisition of Altera Corporation, ON Semiconductor Corporation’s acquisition of Fairchild Semiconductor International, Inc., NXP Semiconductors N.V.’s acquisition of Freescale Semiconductor, Inc., Avago Technologies Ltd.’s acquisition of Broadcom Corporation, several acquisitions of semiconductor design companies by MediaTek, Inc., Bain Capital’s acquisition of Toshiba Corporation’s memory chip business, Microchip Technology Inc.’s acquisition of Atmel Corporation and Microsemi Corporation, Qualcomm Incorporated’s attempted acquisition of NXP Semiconductors, Broadcom Limited’s attempted acquisition of Qualcomm Incorporated, Infineon’s acquisition of Cypress, NXP Semiconductors N.V.’s acquisition of Marvell’s Wi-Fi Connectivity Business, ON Semiconductor Corporation’s acquisition of Quantenna, NVIDIA’s acquisition of ARM Limited from SoftBank Group Corp., and Analog Devices, Inc.’s acquisition of Maxim Integrated Products, Inc. Examples of mergers and acquisitions by and among semiconductor packaging and testing companies, including Jiangsu Changjiang Electronics Technology Co., Ltd.’s acquisition of STATS ChipPAC Ltd., Nantong Fujitsu Microelectronics Co., Ltd.’s acquisition of the packaging and testing factory of Advanced Micro Devices, Inc., Amkor Technology, Inc.’s acquisition of J-Devices Corporation and Tianshui Huatian Technology’s acquisition of Unisem.

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

Strategically Expand and Streamline Production Capacity

To capitalize on the growing demand, we intend to strategically expand our production capacity, both through internal growth and selective acquisitions and joint ventures, with a focus on providing cost competitive and innovative packaging and testing services.

We intend to invest in trends that are essential to the development of the industry. We plan to expand our capacity to meet demand for smaller form factors, higher performance and higher packaging density.

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

We expect to focus on providing cost-competitive services through better management of capacity utilization and efficiency improvements and offer our services on a large scale with the intention of driving more integrated device manufacturer outsourcing in the long run. Before the consummation of the Share Exchange, SPIL entered into an agreement to sell 30.0% of its equity interest in SZ to Tibet Zixi Electronic Technology Co., Ltd. In 2018, we also sold 30.0% of our equity interest in ASEN to Beijing Unis Capital Management Co., Ltd. Although we repurchased equity interest from Tibet Zixi Electronic Technology Co., Ltd. and Beijing Unis Capital Management Co., Ltd., respectively, in 2019, we still believe our strategic relationships with China-based companies will enable us to expand our commercial reach in the P.R.C.’s fast-growing semiconductor market.

We evaluate acquisition and joint venture opportunities on the basis of access to new markets and technology, the enhancement of our production capacity, improvement of research and development capabilities, economies of scale and management resources, and closer proximity to existing and potential customers. The table below sets forth our recent major investments.

Year	Investments
2018	•	We completed the step acquisition of SPIL to broaden semiconductor packaging and testing service.
	•	We entered into an equity transfer agreement with Chung Hong Electronics (Suzhou) Co., Ltd. to acquire its 60% equity in its Polish subsidiary USIPL to set up production base and to expand our business in Europe to build a much more complete global supply system.
2019	•	We entered into a project investment agreement with China Merchants Group of Huizhou Daya Bay Economic and Technological Development Zone of Guangdong Province to set up a subsidiary, Huanrong Electronics (Huizhou) Co., Ltd., to address the growing needs of our capacity expansion and the development of our business in South China.
	•	We obtained control over Advanced Microelectronic Products Inc. to diversify our business in manufacturing of integrated circuit.
2020	•	We set up a Vietnam-based subsidiary, Universal Scientific Industrial Vietnam Company Limited, to fulfill international customer orders and strengthen supply chain management.
	•	We acquired 100% of FAFG to further enhance our manufacturing capabilities, expand our EMS customer base and capture a wider range of opportunities throughout the product development lifecycle.

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

Since 1997, we have maintained a strategic alliance with TSMC, which designates us as their nonexclusive preferred provider of packaging and testing services for semiconductors manufactured by TSMC. Through our strategic alliance with and close geographic proximity to TSMC, we are able to offer our customers a total semiconductor manufacturing solution that includes access to foundry services in addition to our packaging, testing and direct shipment services.

Principal Products and Services

We offer a broad range of semiconductor packaging and testing services. In addition, we have provided EMS through USI Group. Our package types generally employ either leadframes or substrates as interconnect materials. The semiconductors we package are used in a wide range of end-use applications, including communications, computing, consumer electronics, industrial, automotive and other applications. Our testing services include front-end engineering testing, which is performed during and following the initial circuit design stage of the semiconductor manufacturing process, wafer probe, final testing and other related semiconductor testing services. We focus on packaging and testing semiconductors. We offer our customers turnkey services, which consist of packaging, testing and direct shipment of semiconductors to end users designated by our customers. Our EMS are used in a wide range of end-use applications, including, but not limited to, computing and storage, peripherals, communications, industrial applications, automotive electronics, and server applications. In 2020, our revenues generated from packaging, testing and EMS accounted for 45.9%, 9.9% and 42.9% of our operating revenues, respectively.

Packaging Services

We offer a broad range of package types to meet the requirements of our customers, including flip chip BGA, flip chip CSP, aCSP (advanced chip scale packages), quad flat packages (QFP), low profile and thin quad flat packages (LQFP/TQFP), bump chip carrier (BCC), quad flat no-lead (QFN) packages, aQFN (advanced QFN) and Plastic BGA. In addition, we provide 3D chip packages, such as aMAP POP (advanced, laser ablation type), which enable our customers to mount packages more easily, and HB PoP (High-Band package on Package) for higher performance orientation and marketing requirement. We also offer other forms of stacked die solutions in different package types, e.g., stacked die QFN, hybrid BGAs containing stacked wire bond and FC die. Meanwhile, we are developing the cost-effective solutions to 3D packages, such as 2.1D (substrate layer modification) and 2.5D (silicon interposer), to fulfill current low-cost and high-performance requirements in parallel with 3D IC with TSV (Through Silicon Via) technology. In addition, to meet current trends toward low-cost solutions, we provide copper wire bonding solutions which can be applied to traditional gold wire products. We also provide a high-volume manufacturing experience with silver wire bonding for FCCSP Hybrid packages. Furthermore, we are one of the key providers of IoT (Internet of Things), server and automotive services. We believe we are among the leaders in such packaging processes and technologies and are well positioned to lead the technology migration in the semiconductor packaging industry.

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

We have focused on developing our capabilities in certain packaging solutions, such as aCSP (wafer-level chip scale package), flip chip BGA, Heat-Spreader FCBGA, flip-chip CSP, Hybrid FCCSP (Flip Chip + W/B), Flip Chip PiP (Package in Package), Flip Chip PoP (Package on Package), aS3TM (Advanced Single Sided Substrate), HB POP (High-Bandwidth POP), Fan-Out Wafer-Level Packaging, SESUB and 2.5D. Flip-chip BGA technology replaces wire bonding with wafer bumping for interconnections within the package. Wafer bumping involves the placing of tiny solder balls, instead of wires, on top of dies for connection to substrates. As compared with more traditional packages, which allow input/output connection only on the boundaries of the dies, flip chip or wafer-level package solutions significantly enhance the input/output flow by allowing input/output connections over the entire surface of the dies.

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

We provide numerous technologies to meet various customer demands. The following table sets forth our principal advanced packages.

Package Types	Number of Leads	Description	End-Use Applications
Wafer-Level Chip Scale Package (aCSP)	6-120	A wafer-level chip scale package that can be directly attached to the circuit board. Provides shortest electrical path from the die pad to the circuit board, thereby enhancing electrical performance.	Cellular phones, personal digital assistants, watches, MP3 players, digital cameras and camcorders.
Flip Chip Chip Scale Package (FC- CSP, a-fcCSP)	16-770	A lightweight package with a small, thin profile provides better protection for chips and better solder joint reliability than other comparable package types.	RFICs and memory ICs such as digital cameras, DVDs, devices that utilize wireless technology, cellular phones, GPS devices and personal computer peripherals.
Flip Chip PiP (Package in Package) (FC-CSP PiP)	500-980	System-in-Package for Flip Chip + Memory known good package inside with a better electrical performance package types.	Application processor for smartphone and data modem on portable devices.
Flip Chip PoP (Package on Package) (FC-CSP PoP)	500-1100	SoC (System-on-Chip) die for Assembly to Bottom package and then applied for memory package on top inside with a better electrical performance package types.	High-tier application processor for smartphones and data modem on portable devices.
Flip Chip BGA/ HF FCBGA(High Performance / Heat Spreader / FCBGA)	16-2916	Using advanced interconnect technology, the flip chip BGA packages allow higher density of input/output connection over the entire surface of the dies. HF FCBGA is designed for the semiconductor high-performance requirement of high density of interconnects.	High-performance networking, graphics, server and data center processor applications.
Hybrid (Flip Chip and Wire Bonding)	49-608	A package technology that stacks a die on top of a probed good die to integrate ASIC and memory (flash, SRAM and DDR) into one package and interconnects them with wire bonding and molding. This technology suffers from known good die issues (i.e., one bad die will ruin the entire module). Rework is also not an option in hybrid packages.	Digital cameras, smartphones, bluetooth applications and personal digital assistants.
aS3	up to 300	Ultra-thin profile package which is an excellent on middle pin-count alternative solution; standard BT material and manufacturing equipment; and lower cost via on pad.	High I/O and short wire length package solution in high-performance requirement.
Integrated Passive Device (IPD)	~ 20	IPD can provide a high-performance/high Q-factor inductor and single/double layers for lower cost and turnkey solutions and integrate passives into one IPD chip. IPD requires less involvement in the Surface Mount Technology (“SMT”) process, and is considered to be more compatible with current assembly process and suitable for all package solutions.	Cellular phones, Wi-Fi module, TV and personal digital assistants.
HBPoP (High-Bandwidth Package On Package)	~ 1000	High-Bandwidth POP can provide a data rate and good signal integrity for Cellular AP, an integration solution for ASIC and memory, decoupling functions for multiple memory mount applications.	Cellular phones and application processors.
FOWLP (Fan-Out Wafer-Level Package)	~ 1,500+	FOWLP provides an extended solution/package type to integrate most different functional chips or packages and to have good reduction in resistance and inductance over FCCSP, better thermal performance and smaller form factors of packages, and can be applied for different stack or SiP solutions.	Cellular phones, logic devices, power management, RF, Codec, IoT, wearables and networking.

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

The following table sets forth our principal IC wirebonding packages.

Package Types	Number of Leads	Description	End-Use Applications
Advanced Quad Flat No-Lead Package (aQFN)	104-276	aQFN allows for leadless, multi-row and fine-pitch leadframe packaging and is characterized by enhanced thermal and electrical performance. aQFN is a cost-effective packaging solution due to its cost-effective materials and simpler packaging process.	Telecommunications products, wireless local access networks, personal digital assistants, digital cameras, low to medium lead count packaging information appliances.
Quad Flat Package (QFP)/Low profile and Thin Quad Flat Package (LQFP/TQFP)	44-256	Designed for advanced processors and controllers, application-specific integrated circuits and digital signal processors.	Multimedia applications, cellular phones, personal computers, automotive and industrial products, hard disk drives, communication boards such as ethernet, integrated services digital networks and notebook computers.
Quad Flat No-Lead Package (QFN)/ Dual-Row QFN (DR-QFN)/ Microchip Carrier (MCC)	12-160	QFN/DRQFN, also known as types of MCC, uses half-encapsulation technology to expose the rear side of the die pad and the tiny fingers, which are used to connect the chip and bonding wire with printed circuit boards. Dual-Row is to increase the lead counts for product requirement.	Cellular phones, wireless local access networks, personal digital assistant devices and digital cameras.
Small Outline Plastic Package (SOP)/Thin Small Outline Plastic Package (TSOP)	8-56	Designed for memory devices including static random access memory, or SRAM, dynamic random access memory, or DRAM, fast static RAM, also called FSRAM, and flash memory devices.	Consumer audio/video and entertainment products, cordless telephones, pagers, fax machines, printers, copiers, personal computer peripherals, automotive parts, telecommunications products, recordable optical disks and hard disk drives.
Small Outline Plastic J-Bend Package (SOJ)	20-44	Designed for memory and low pin-count applications.	DRAM memory devices, microcontrollers, digital analog conversions and audio/video applications.
Plastic Leaded Chip Carrier (PLCC)	28-84	Designed for applications that do not require low-profile packages with high density of interconnects.	Personal computers, scanners, electronic games and monitors.
Plastic Dual In-line Package (PDIP)	8-64	Designed for consumer electronic products.	Telephones, televisions, audio/video applications and computer peripherals.

Package Types	Number of Leads	Description	End-Use Applications
Plastic BGA	119-1520	Designed for semiconductors which require the enhanced performance provided by plastic BGA, including personal computer chipsets, graphic controllers and microprocessors, application-specific integrated circuits, digital signal processors and memory devices.	Telecommunications products, global positioning systems, notebook computers, disk drives and video cameras.
Stacked-Die BGA	120-1520	Combination of multiple dies in a single package enables package to have multiple functions within a small surface area.	Telecommunications products, local area networks, graphics processor applications, digital cameras and pagers.
Package-on-Package (POP, aMAP POP)	136-904	This technology places one package on top of another to integrate different functionalities while maintaining a compact size. It offers procurement flexibility, low cost of ownership, better total system cost and faster time to market. Designers typically use the topmost package for memory applications and the bottommost package for ASICs. By using this technology, the memory known good die issue can be mitigated and the development cycle time and cost can be reduced.	Cellular phones, personal digital assistants and system boards.
Land Grid Array (LGA)	10-72	Leadless package, which is essentially a BGA package without the solder balls. Based on laminate substrate, land grid array packages allow flexible routing and are capable of multichip module functions.	High-frequency integrated circuits such as wireless communications products, computers servers, personal computer peripherals and MEMS sensors.

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

With the packaging done on singulated die formed into a reconstituted molded wafer or panel, fan-out packaging enables multi-die packages, through partitioning with different nodes and functionality. Fan-out can be done either chip first or chip last, with both options resulting in much higher-density interconnect and improved cost efficiency. Initially fan-out was used primarily for smaller, lower I/O count packages, until we introduced a very high-density fan-out alternative to 2.5D Interposer packages, Fan-out Chip on Substrate (FOCoS), a hybrid fan-out/FCBGA package. Today, fan-out is in high-volume applications for a wide variety of products, including PMICs, RF packages, Baseband processors and high-end networking systems. Key attributes include:

•	Parallel Manufacturing Process in Wafer Form

•	Smallest Package in X,Y and Z

•	Excellent Mechanical, Electrical and Thermal Performance

•	2.5D & 3D Packaging

As 5G, AI, and high-performance computing continue to make inroads into our world, we believe there is an increased demand for semiconductor devices that deliver enhanced performance, lower latency, increased bandwidth and greater power efficiency. ASEH strives to meet this demand by innovating 2.5D & 3D technologies that we believe are becoming more central within the semiconductor industry. We have established ourselves as a leader in 2.5D technology through our successful pioneering of 2.5D solutions that helped bring advanced ASIC and HBM products to the marketplace. In addition, ASEH is introducing high-density fan-out technology for multi-die solutions to achieve high bandwidth& high-performance across the market landscape, addressing demand from high density data centers to consumer and mobile space.

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

Having accumulated production experience in using gold wire for automotive devices over several years, we collaborate with certain customers to develop and release copper wire for advanced wafer process (65nm for QFP and 40 nm for BGA) development that will fulfill criteria in AEC-Q100 and in the early development of the 28 nm wafer process with hybrid packaging structure (FC bonding + wirebonding). In addition, we offer the FOWLP solution for radar products according to requests from some tier 1 customers.

Interconnect Materials. Interconnect materials connect the input/output on the semiconductor dies to the printed circuit board. Interconnect materials include substrate, which is a multilayer miniature printed circuit board, and is an important element of the electrical characteristics and overall performance of semiconductors. We produce substrates for use in our packaging operations.

The demand for higher-performance semiconductors in smaller packages will continue to spur the development of IC substrates that can support the advancement in circuit design and fabrication. As a result, we believe that the market for substrates will grow and the cost of substrates as a percentage of the total packaging process will increase. In the past, substrates we designed for our customers were produced by independent substrate manufacturers. Since 1997, we have been designing and producing a portion of our interconnect materials in-house. In 2020, our interconnect materials operations supplied approximately 10.1% of our consolidated substrate requirements by value.

The following table sets forth, for the periods indicated, the percentage of our packaging revenues accounted for by each principal type of packaging products or services.

	Year Ended December 31
	2018	2019	2020

Bumping, Flip Chip, WLP, Fan-out and SiP	36.1%	41.7%	42.3%
IC Wirebonding(1)	54.0%	48.2%	46.8%
Discrete and other	9.9%	10.1%	10.9%
Total	100.0%	100.0%	100.0%

_______________

(1)	Includes leadframe-based packages such as QFP/TQFP, QFN/MCC and PLCC/PDIP and substrate-based packages, such as various BGA package types and LGA.

Testing Services

We provide a complete range of semiconductor testing services, including front-end engineering testing, wafer probing, final testing of logic/mixed-signal/RF/(2.5D/3D) packages and SiP/MEMS/Discrete modules and other test-related services.

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

In recent years, complex, high-performance logic/mixed-signal/RF/(2.5D/3D) packages and SiP/MEMS modules have accounted for an increasing portion of our testing revenues.

Front-End Engineering Testing. We provide front-end engineering testing services, including customized software development, electrical design validation, and reliability and failure analysis.

•	Customized Software Development. Test engineers develop customized software to test the semiconductors using our equipment. Customized software, developed on specific test platforms, is required to test the conformity of each particular semiconductor type to its unique functionality and specification.

•	Electrical Design Validation. A prototype of the designed semiconductor is subjected to electrical tests using advanced test equipment and customized software. These tests assess the prototype semiconductor complies with a variety of different operating specifications, including functionality, frequency, voltage, current, timing and temperature range.

•	Reliability Analysis. Reliability analysis is designed to assess the long-term reliability of the semiconductor and its suitability of use for intended applications. Reliability testing can include “burn-in” services, which electrically stress a device, usually at high temperature and voltage, for a period of time long enough to cause the failure of marginal devices.

•	Failure Analysis. In the event that the prototype semiconductor does not function to specifications during either the electrical design validation or reliability testing processes, it is typically subjected to failure analysis to determine the cause of the failure to perform as anticipated. As part of this analysis, the prototype semiconductor may be subjected to a variety of analyses, including electron beam probing and electrical testing.

Wafer Probing. Wafer probing is the step immediately before the packaging of semiconductors and involves visual inspection and electrical testing of the processed wafer for defects to ensure that it meets our customers’ specifications. Wafer probing services require expertise and testing equipment similar to that used in final testing, and most of our testers can also be used for wafer probing.

Logic/Mixed-signal/RF/(2.5D/3D) Module and SiP/Discrete Final Testing. We conduct final tests of a wide variety of logic/mixed-signal/RF/(2.5D/3D) packages and SiP/MEMS/discrete modules, with the number of leads or bumps ranging from the single digits to over 30 thousands and operating frequencies of over 32 Gbps for digital semiconductors and mmWave for 5G semiconductors, which are at the high end of the range for the industry. The products we test include applications for wired, wireless and mobile communications, automotive, home entertainment, IoT, personal computer, artificial intelligence, and high-performance computing applications, as well as a variety of consumer and application-specific integrated circuits for various specialized applications.

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

The following table sets forth, for the periods indicated, the percentage of our testing revenues accounted for by each type of testing service.

	Year Ended December 31
	2018	2019	2020

Front-end engineering testing	2.4%	1.8%	2.0%
Wafer probing	24.8%	26.2%	31.8%
Final testing	72.8%	72.0%	66.2%
Total	100.0%	100.0%	100.0%

EMS. We provide integrated solutions for EMS in relation to computing and storage, peripherals, communications, industrial, automotive and server applications through USI Group. The key products and services we offer to our customers, for instance, include:

•	Computing: motherboards for server and desktop PC; peripheral; port replicator;

•	Communications: Wi-Fi; SiP;

•	Consumer products: control boards for flat panel devices; SiP;

•	Automotive electronics: automotive EMS; car LED lighting; regulator/rectifier;

•	Industrial products: point-of-sale systems; smart handheld devices;

•	Storage: network attached system; network video recorder; solid state drive; and

•	Others: field replacement unit; return material authorization.

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

Customers

Our five largest customers together accounted for approximately 46.2%, 51.1% and 54.5% of our operating revenues in 2018, 2019 and 2020, respectively. One customer accounted for more than 10.0% of our operating revenues in 2018 and 2020, and two of our customers individually accounted for more than 10.0% of our operating revenues in 2019.

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

	Year Ended December 31
	2018	2019	2020

Communications	49.9%	52.5%	53.3%
Computing	14.0%	14.6%	14.1%
Consumer electronics/industrial/automotive/other	36.1%	32.9%	32.6%
Total	100.0%	100.0%	100.0%

Our EMS provides a wide range of products with end-use applications. The following table sets forth a breakdown of the percentage of our operating revenues generated from our EMS for the periods indicated by the principal end-use applications.

	Year Ended December 31
	2018	2019	2020

Communications	35.7%	37.4%	42.5%
Computing and storage	14.2%	11.3%	8.0%
Consumer electronics	34.3%	34.6%	36.2%
Industrial	10.0%	11.3%	9.1%
Automotive	5.0%	4.8%	3.6%
Other	0.8%	0.6%	0.6%
Total	100.0%	100.0%	100.0%

We categorize our operating revenues geographically based on the country in which the customer is headquartered. The following table sets forth, for the periods indicated, the percentage breakdown by geographic regions of our operating revenues.

	Year Ended December 31
	2018	2019	2020

United States	62.2%	59.4%	62.3%
Taiwan	12.3%	12.4%	13.6%
Asia	15.1%	18.4%	15.6%
Europe	9.9%	9.4%	8.3%
Other	0.5%	0.4%	0.2%
Total	100.0%	100.0%	100.0%

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

We produce substrates for use in our packaging operations. In 2020, our interconnect materials operations supplied approximately 10.1% of our consolidated substrate requirements by value. See “—Principal Products and Services—Interconnect Materials.”

In response to RoHS, we have adjusted our purchases of raw materials and our production processes in order to use raw materials that comply with this legislation for part of our production. This legislation restricts the use in the EU, of certain substances that the EU deems harmful to consumers, including certain grades of molding compounds, solder and other raw materials that are used in our products. Manufacturers of electrical and electronic equipment must comply with this legislation in order to sell their products in an EU member state. Any failure by us to comply with regulatory environmental standards such as RoHS and REACH may have a material adverse effect on our results of operations.

Testing

For the functional and burn-in testing of semiconductors, no other raw materials are needed. However, we often design and outsource the manufacturing of test interface products such as load boards, probe cards and burn-in boards.

EMS

Our manufacturing processes use many raw materials in our EMS. For 2020, raw materials costs accounted for 80.3% of our operating revenues from EMS. Our principal raw materials include, among others, printed circuit boards, integrated chips, ink, semiconductor devices, computer peripherals and related accessories and electronic components. Our principal raw materials varied in the past, depending on the end-use products we provided.

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

Wire bonders connect the input/output terminals on the silicon die using extremely fine gold or copper wire to leads on leadframes or substrates. Typically, a wire bonder may be used, with minor modifications, for the packaging of different products. As of January 31, 2021, we operated an aggregate of 26,555 wire bonders, of which 26,494 were fine-pitch wire bonders. As of the same date, 115 of the wire bonders operated by us were consigned by customers and 98 of the wire bonders were leased. For the packaging of certain types of substrate-based packages, die bonders are used in place of wire bonders. The number of bonders at a given facility is commonly used as a measure of the packaging capacity of the facility. In addition to bonders, we maintain a variety of other types of packaging equipment, such as wafer grind, wafer mount, wafer saw, heat sink placement, automated molding machines, laser markers, solder plate, pad printers, dejunkers, trimmers, formers, substrate saws and scanners. We purchase our packaging equipment from major international manufactures, including Teradyne, Inc., Kulicke & Soffa Pte. Ltd., DISCO Corporation, FUJI Corporation and Lam Research International Sarl.

Testing

Testing equipment is the most capital-intensive component of the testing process. We generally seek to purchase testers from different suppliers with similar functionality and acquire the ability to test a variety of different semiconductors. We purchase testers from major international manufacturers, including Teradyne, Inc., Advantest Corporation, Eagle Test Systems, Inc., Tokyo Electron Limited, and Hon Precision, Inc. Upon acquisition of new testers, we install, configure, calibrate, perform burn-in diagnostic tests on and establish parameters for the testers based on the anticipated requirements of existing and potential customers and considerations relating to market trends. As of January 31, 2021, we operated an aggregate of 5,767 testers, of which 1,990 were consigned by customers and 97 were leased. In addition to testers, we maintain a variety of other types of testing equipment, such as automated handlers and probers (special handlers for wafer probing), scanners, reformers and computer workstations for use in software development. Each tester may be attached to a handler or prober. Handlers attach to testers and transport individual packaged semiconductors to the tester interface. Probers similarly attach to the tester and align each individual die on a wafer with the interface to the tester.

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

EMS

The SMT assembly line is the key facility of our electronic manufacturing operations, and generally includes a printer and one or two high-speed mounters and/or a multifunction mounter. The SMT assembly process primarily consists of the following three manufacturing steps: (i) solder paste stencil printing, (ii) component placement and (iii) solder reflow. High-speed SMT assembly systems offer both economic and technical advantages that may reduce both production cost and time while meeting quality requirements. Thus, SMT has become the most popular assembly method for sophisticated electronic devices. We had 210 SMT lines as of January 31, 2021.

Intellectual Property

As of January 31, 2021, we held 2,473 Taiwan patents, 1,836 U.S. patents, 1,695 P.R.C., patents, 9 Europe patents and 25 patents in other countries related to various semiconductor packaging technologies and invention, utility and design on our EMS. In addition, as of January 31, 2021, we also had a total of 1,631 pending patent applications, of which 175 in Taiwan, 572 in the United States, 852 in P.R.C., 15 patents in Europe and 17 patents in other countries. Moreover, we filed several trademarks applications in Taiwan, the United States, China and the EU. For example, “ASE,” “aCSP,” “ a-EASI,” “a-fcCSP,” “aQFN,” “a-QFN,” “a-S3, “ “a-TiV,” “aWLP,” “a-WLP,” “iSiP,” “iWLP,” “aSiM,” “SiP-id” “SPIL,” “HSiP,” “XnBay,” and “Emerald” have been registered in Taiwan.

We have also entered into various nonexclusive technology license agreements with other companies involved in the semiconductor manufacturing process, including Fujitsu Limited, Flip Chip International, L.L.C., Infineon Technologies AG, TDK Corporation and DECA. The technology we license from these companies includes solder bumping, redistribution, ultra CSP assembly, advanced QFN assembly, wafer-level packaging and other technologies used in the production of package types, such as BCC, flip chip BGA, film BGA, aQFN and chip embedding. Our license agreements with Flip Chip International, L.L.C. will not expire until the expiration of the patents licensed by the agreement. One of our license agreements with Infineon Technologies AG will remain in effect until expiration of the patents licensed by the agreement, and the other automatically renews each year unless the parties to the agreement agree otherwise. Our license agreement with Fujitsu Limited renews automatically each year unless the parties to the agreement agree otherwise. Our license agreement with TDK Corporation will remain in effect until expiration of the TDK’s patents licensed by the agreement. Our license agreement with DECA will expire on January 13, 2026.

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

Location	IATF 16949: 2016(1)	ISO 9001(2)	ISO 14001(3)	ISO 17025(4)	ISO 14064-1(5)	ISO 14067(6)	IECQ HSPM QC 080000(7)	Sony Green Partner(8)	OHSAS 18001/ ISO 45001(9)	TOSHMS(10)	ISO 50001(11)	ISO 13485(12)	ISO 28000(13)	ISO 26262(14)	ISO 15408- EAL6(15)	TL 9000(16)	ISO 22301(17)
Taiwan	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
China	✓	✓	✓	✓	✓		✓	✓	✓		✓			✓		✓
Korea	✓	✓	✓		✓		✓	✓	✓						✓
Japan	✓	✓	✓		✓		✓	✓
Malaysia	✓	✓	✓		✓		✓	✓						✓
Singapore	✓	✓	✓				✓		✓						✓
U.S.		✓	✓	✓

_______________

(1)	IATF 16949:2016 standards were originally created by the International Automotive Task Force in conjunction with the International Standards Organization (ISO). These standards provide for continuous improvement with an emphasis on the prevention of defects and reduction of variation and waste in the supply chain.

(2)	ISO 9001 quality standards are related to quality management systems and designed to help organizations ensure that they meet the needs of customers and other stakeholders while meeting statutory and regulatory requirements related to the product.

(3)	ISO 14001 sets out the criteria for an environmental management system. It can be used by any organization that wants to improve resource efficiency, reduce waste and drive down costs.

(4)	ISO 17025 is the main ISO standard used by testing and calibration laboratories.

(5)	ISO 14064-1 standard provides governments, businesses, regions and other organizations with a complementary set of tools for programs to quantify, monitor, report and verify greenhouse gas emissions.

(6)	ISO 14067 is a standard for the quantification and communication of the carbon footprint of a product based on International Standards on life cycle assessment for quantification and on environmental labels and declarations for communication.

(7)	IECQ HSPM QC080000 is a certification designed to manage, reduce and eliminate hazardous substances.

(8)	“Sony Green Partner” indicates our compliance with the “Sony Green Package” standard requirements.

(9)	ISO 45001, which replaces OHSAS 18001 over three years following its publication in March 2018, is a standard for an occupational health and safety management system, and gives guidance for its use, to enable organizations to provide safe and healthy workplaces by preventing work-related injury and ill health, as well as by proactively improving its occupational health and safety performance.

(10)	TOSHMS is the Taiwan Occupational and Health Management System.

(11)	ISO 50001 is a standard for an energy management system. It can be used by any organization that wants to reduce energy costs and use energy more efficiently.

(12)	ISO 13485 quality management system sets forth the quality requirements for organizations that are required to consistently meet customers’ requirements and regulatory requirements in the medical devices and related services industry.

(13)	ISO 28000 is an international standard for security management system dealing with security assurance in a supply chain.

(14)	ISO 26262 is an international standard for functional safety of electrical and electronic systems in production automobiles.

(15)	ISO 15408-EAL6 is a framework that outlines the criteria for globally recognized standards and security inspections for IT products. It is designed for products and applications that are targeted for high-security-intensive markets, such as the government, banking or defense sectors.

(16)	TL 9000 quality management system sets forth the supply chain quality requirements of the global communications industry.

(17)	ISO 22301 is a standard for requirements to plan, establish, implement, operate, monitor, review, maintain and continually improve a documented management system to protect against, reduce the likelihood of occurrence, prepare for, respond to, and recover from disruptive incidents when they arise.

We also have strict process controls in our EMS business. UGTW’s facilities in Nantou, Taiwan, are considered suitably equipped by the Defense Logistics Agency to perform the MIL-STD-883 tests on assemble, seal, and test hybrid microcircuits in compliance with MIL-PRF-38534 Classes H and K. USIPL is in compliance with VDA 6.3 audit, which focuses on process audit for planning and manufacturing of products and services, and VDA 6.5, which is a qualification for product audit. The table below sets forth the certifications we have obtained for our EMS facilities.

Location	IATF 16949	ISO 9001	ISO 14001	ISO 17025	ISO 14064-1	IECQ HSPM QC 080000	IS 45001	TOSHMS	ISO 50001	ISO 13485	ISO 26262	TL 9000	AS/EN 9100: 2016(1)	IRIS ISO/TS 22163(2)
Taiwan	✓	✓	✓		✓	✓	✓	✓	✓
China	✓	✓	✓	✓	✓	✓	✓		✓	✓	✓	✓
Mexico	✓	✓	✓		✓	✓	✓			✓			✓
Poland	✓	✓								✓
United Kingdom		✓	✓										✓
U.S.	✓	✓	✓							✓
France	✓	✓	✓							✓			✓
Germany	✓	✓	✓							✓				✓
Czech Republic		✓	✓
Tunisia	✓	✓	✓							✓

_______________

(1)	AS/EN 9100: 2016 quality standards are for aviation, space and defense industry in management of development, production, manufacturing, installation, construction, and maintenance as well as trade and distribution.

(2)	IRIS ISO/TS 22163 quality standards define quality management system requirements for the rail sector that can be applied throughout the supply chain—including design and development, manufacturing, and maintenance.

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

Environmental Matters

Our operations of packaging, interconnect materials and EMS generate both hazardous and non-hazardous wastes. We have installed various types of anti-pollution equipment for the treatment of liquid and gaseous chemical waste. We have adopted comprehensive anti-pollution measures for the effective management of environmental protection that we believe are consistent with international standards. In addition, we believe we are in compliance in all material respects with present environmental laws and regulations applicable to all our operations and facilities. Our estimated environmental capital expenditures for 2021 will be approximately US$20.9 million, of which 24.85% will be used in climate change adaptation.

In order to demonstrate our commitment to environmental protection, in December 2013, our board of directors approved contributions to environmental protection efforts in Taiwan in a total amount of not less than NT$3,000.0 million, to be made in the following 30 years. For each of the year ended December 31, 2018, 2019 and 2020, ASE has made contributions in the amount of NT$100.0 million (US$3.6 million), respectively, through ASE Cultural and Educational Foundation to fund various environmental projects. On December 10, 2020, our board of directors resolved in a resolution to establish the ASE Environmental Protection and Sustainability Foundation from its self-raised endowment of NT$15.0 million (US$0.5 million) for promotion of public interest related to environmental protection. On December 22, 2020, we have made contributions in the amount of NT$100.0 million (US$3.6 million), through the ASE Environmental Protection and Sustainability Foundation to continuously implement the activities related to environmental protection projects in 2021.

In 2019, we issued unsecured international corporate bonds in the aggregate amount of US$300.0 million with par value of US$1.0 million. The proceeds from this bonds offering were used to subscribe for a total of 465,360,000 new shares of ASE at NT$20 per share issued through a private placement to support ASE’s investment in green projects.

Our operations involving wafer-level process and requiring wastewater treatment at our Kaohsiung facility have been subject to scrutiny by the Kaohsiung City Environmental Protection Bureau as a result of alleged water pollution violations that occurred in 2013. In addition, five employees of a China subsidiary were accused by China People’s Procuratorate ( the “Procuratorate”) for committing the crime of environmental pollution that occurred in 2018. For additional details of these administrative actions and judicial proceedings related to our environment claims, see “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.”

Defending against any of the pending or future actions will likely be costly and time-consuming and could significantly divert our management team’s efforts and resources. Any future suspension of operations at our facilities may adversely affect our business, financial condition, results of operations and cash flows. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Any environmental claims or failure to comply with any present or future environmental regulations, as well as any fire or other industrial accident, may require us to spend additional funds and may materially and adversely affect our financial condition and results of operations.”

Climate Change Management

To strengthen our focus on low-carbon development in response to climate change, we have established the Corporate Sustainability Committee (the “CSC”) as the highest level of management for sustainability management. The CSC is chaired by our chief executive officer and comprises of senior management executives, including five directors. The CSC is responsible for supervising corporate-wide sustainability affairs, including climate change and water-related issues, and reports directly to the board of directors.

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

Transition to low-carbon economy

Our climate leadership stems from bringing low carbon solutions to the global market and, through balancing operational growth and low-carbon transformation targets that meet stakeholders’ expectations. When developing our business strategies, we strive to reflect industry leading awareness of environmental protection and low-carbon transition planning. Climate change and energy resource management present a host of challenges and opportunities, and developments in climate policy, technology, and decarbonization as well as natural disasters can drastically impact our operations.

We also explore potential pathways with environmental specialists to achieve carbon reduction targets and establish response systems to adapt to climate change. We are dedicated to providing high efficiency products as well as investing in the research and development of eco-friendly design. Starting from the product design stage, we actively incorporate environmentally friendly materials into production processes. We have also maintained a multi-site certification for ISO 14001 ISO 14064-1and ISO 50001, which regularly examines the effectiveness of our environment and energy management systems. In May 2020, we are committed to set a science-based target and will submit the application after the methodology development in 2021. In addition, we also continue to pay attention to the global concerns of the Net Zero Target in order to take more effective actions in the future to mitigate the impact of greenhouse gas emissions on the global economy.

We believe proactively engaging in supplier development is key to the sustainable development of our supply chain. We provide trainings, workshops, seminars and face-to-face consultation to reinforce our suppliers’ capabilities to address sustainability issues and enhance their awareness of best practices for sustainability. In 2015, we joined the Responsible Business Alliance (RBA, previously known as the Electronic Industry Citizens Coalition) and every year, all of our facilities complete the RBA’s Self-Assessment Questionnaire to identify the labor, environmental, and ethical risks in their respective operations. For internal management, we have adopted the guidelines set out by the United Nations Framework Convention on Climate Change and encourage all our sites to submit their own self-initiated goals that are set according to their respective operation scale and capabilities.

Risk Management

Our board of directors established a risk management committee and approved the “Risk Management Policies and Procedures” as the ultimate guiding risks management principle. Awareness in risk management forms an integral part of our management, and risk management has been duly incorporated into our business strategies and organizational culture. We conduct risk assessments on an annual basis. For major risks, we formulate specific management plans covering goals, organizational structure and responsibilities, and risk management procedures. These plans have been developed to identify, measure, monitor and control various risk exposures effectively. We also conduct a comprehensive evaluation on the probability impacts of various risks faced during the ordinary course of business, and take appropriate measures to continuously make improvements to respond to natural disasters and other disruptive events such as cyber-attacks or epidemic outbreaks that could adversely affect the operation of our business.

We proactively implement risk management plans and report to the board of directors on a yearly basis. For example, we have reported the status of the prevention and control of COVID-19 of our major subsidiaries and explained the risks to the board of directors, to ensure compliance. For a discussion of these risks and other factors, see “Item 3. Key Information—Risk Factors.”

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

ORGANIZATIONAL STRUCTURE

The following chart illustrates our corporate structure, including our principal packaging and testing manufacturing subsidiaries and EMS subsidiaries as of January 31, 2021. The following chart does not include intermediate holding companies, internal trading companies as well as those companies without operations and in the process of construction.

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

ASE Electronics

ASE Material was established in 1997 as an R.O.C. company for the production of interconnect materials, such as substrates, used in the packaging of semiconductors. We initially held a majority stake in ASE Material, but acquired the remaining equity by means of a merger of ASE Material with and into us in August 2004. In August 2006, we spun off the operations originally conducted through ASE Material into our wholly owned subsidiary ASE Electronics. ASE Electronics currently supplies our packaging operations with a substantial portion of our substrate requirements. The facilities of ASE Electronics are primarily located in the Nanzih Technology Industrial Park (formerly known as Nantze Export Processing Zone) near our packaging and testing facilities in Kaohsiung, Taiwan.

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

Advanced Shanghai

Advanced Shanghai, which spun off from ASESH AT, was set up in 2020. Advanced Shanghai is based in Shanghai, China and is engaged in semiconductor packaging and testing.

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

The board of directors of the subsidiary, SPIL (Cayman) Holding Limited, resolved in September 2020 to dispose its 100% shareholdings in Siliconware Electronics (Fujian) Co., Limited to Shenzhen Hiwin System Limited with a consideration of RMB966,000 thousand. The disposal was completed in October 2020. The principal operating subsidiaries under SPIL Group are Siliconware Precision Industries Co., Ltd., and SZ.

USI Group

USI Group engages primarily in EMS in relation to computing and storage, consumer electronics, communications, industrial and automotive, among other services and businesses.

As of January 31, 2021, we held 100.0% interest in USI Inc. and held 74.2% interest in USI Shanghai through our subsidiaries USI Inc. and ASE Shanghai and held 73.4% interest in Universal Scientific Industrial. In addition, as of January 31, 2021, we held 100.0% interest in FAFG through our subsidiaries USIFR and USI Shanghai. See “Item 4. Information on the Company—Information on the Company—History and Development of the Company— USI Group and USI Group Restructuring” for more information.

PROPERTY, PLANTS AND EQUIPMENT

We operate a number of packaging, testing and electronic manufacturing facilities in Asia, the United States and Europe. Our facilities provide varying types or levels of services with respect to different end-product focus, customers, technologies and geographic locations. With our diverse facilities we are able to tailor our packaging, testing and electronic manufacturing solutions closely to our customers’ needs. The following table sets forth the location, commencement of operation, primary use, approximate floor space and ownership of our principal facilities in operation as of January 31, 2021.

Facility	Location	Commencement of Operation	Primary Use	Approximate Floor Space (in sq. ft.)	Owned or Leased
ASE Inc.	Kaohsiung, R.O.C.	March 1984	Our primary packaging facility, which offers complete semiconductor manufacturing solutions in conjunction with ASE Test Taiwan and foundries located in Taiwan. Focuses primarily on packaging services such as flip chip, wafer bumping and fine-pitch wire bonding.	7,551,000	Land: leased Buildings: owned and leased
	Chung Li, R.O.C.	Acquired in July 1999	An integrated packaging and testing facility that specializes in semiconductors for communications and consumer applications.	4,223,000	Land and buildings: owned
ASE Test Taiwan	Kaohsiung, R.O.C.	Acquired in April 1990	Our primary testing facilities, which offer complete semiconductor manufacturing solutions in conjunction with ASE Inc.’s facility in Kaohsiung and foundries located in Taiwan. Focuses primarily on advanced logic/mixed-signal/RF/3D IC testing for integrated device manufacturers, fabless design companies and system companies.	1,055,000	Land: leased Buildings: owned and leased
ASE Malaysia	Penang, Malaysia	February 1991	An integrated packaging and testing facility that focuses primarily on the requirements of integrated device manufacturers.	1,102,000	Land: leased Buildings: owned
ASE Korea	Paju, Korea	Acquired in July 1999	An integrated packaging and testing facility that specializes in semiconductors for radio frequency, sensor and automotive applications.	1,294,000	Land and buildings: owned
ISE Labs	California, U.S.	Acquired in May 1999	Front-end engineering and final testing facilities located in Northern California in close proximity to some of the world’s largest fabless design companies.	80,000	Land and buildings: owned
ASE Singapore	Singapore	Acquired in May 1999	An integrated packaging and testing facility that specializes in semiconductors for communication, computers and consumer applications.	282,000	Land: leased Buildings: owned and leased
ASE Shanghai	Shanghai, China	June 2004	Design and production of semiconductor packaging materials.	1,757,000	Land: leased Buildings: owned
ASE Japan	Takahata, Japan	Acquired in May 2004	An integrated packaging and testing facility that specializes in semiconductors for cellular phone, household appliance and automotive applications.	108,000	Land and buildings: leased
ASE Electronics	Kaohsiung, R.O.C.	August 2006	Facilities for the design and production of interconnect materials such as substrates used in the packaging of semiconductors.	566,000	Land: leased Buildings: owned
ASEN	Suzhou, China	Acquired in September 2007	An integrated packaging and testing facility that specializes in communication applications.	874,000	Land: leased Buildings: owned
ASEWH	Shandong, China	Acquired in May 2008	An integrated packaging and testing facility that specializes in semiconductors for communications, computing and consumer applications.	828,000	Land: leased Buildings: owned
ASEKS	Kunshan, China	July 2010	An integrated packaging and testing facility that specializes in semiconductors for communications and consumer applications.	4,465,000	Land: leased Buildings: owned
Wuxi Tongzhi	Wuxi, China	Acquired in May 2013	An integrated packaging and testing facility that specializes in semiconductors for MP3, vehicle, household appliance and communications applications.	78,000	Land and buildings: leased
ISE Shanghai	Shanghai, China	October 2018	Testing facility for semiconductors.	4,000	Land and buildings: leased
Advanced Shanghai	Shanghai, China	November 2020	Engaged in the packaging and testing of semiconductors	1,037,000	Land and buildings: leased
Universal Scientific Industrial	Nantou, R.O.C.	Acquired in February 2010	Manufacture and marketing of electronic components, accessories and related products.	418,000	Land: owned Buildings: owned and leased
USI Mexico	Guadalajara, Mexico	Acquired in February 2010	Manufacturing site, which offers motherboard manufacture and system assembly.	384,000	Land and buildings: owned

Facility	Location	Commencement of Operation	Primary Use	Approximate Floor Space (in sq. ft.)	Owned or Leased
USISZ	Shenzhen, China	Acquired in February 2010	Manufacturing site for design, manufacture and marketing of motherboards, electronic components, accessories and related products in China.	683,000	Land: leased Buildings: owned
USI Shanghai	Shanghai, China	Acquired in February 2010	Manufacturing site for design, manufacture and marketing of motherboards, electronic components, accessories and related products in China.	1,785,000	Land: leased Buildings: owned and leased
UGKS	Kunshan, China	August 2011	Manufacturing site for design, manufacture and marketing of motherboards, electronic components, accessories and related products in China.	1,130,000	Land and buildings: leased
UGTW	Nantou, R.O.C.	February 2010	Design, manufacture and marketing of electronic components, accessories and related products, and related research and development services.	1,362,000	Land: owned Buildings: owned and leased
UGJQ	Shanghai, China	Established in September 2013	Design, manufacture and marketing of motherboards, electronic components, accessories and related products in China.	1,052,000	Land and buildings: leased
USIPL	Wroclaw-Kobierzyce, Poland	Acquired in October 2019	Design, manufacture miniaturization, material sourcing, logistics operations, and provide after sales services of electronic devices and modules.	363,000	Land and buildings: owned
ASTEELFLASH (BEDFORD) LIMITED	Bedford, United Kingdom	Acquired in December 2020	Manufacturing site for design and manufacture of electronic components, and specializes in industrial, telecommunication, internet of things, data processing, consumer electronics and aerospace related devices.	51,000	Land and buildings: leased
ASTEELFLASH FRANCE	Soissons, Normandie, Lorraine, Duttlenheim, Langon and Grenoble, France	Acquired in December 2020	Manufacture of electronic components such as complex mechatronic subsets (analog and digital) and design of electronic boards and mechatronic subsets engineering, electronic manufacturing services, expertise in high mix and low volume products.	747,000	Land and buildings: owned and leased
ASTEELFLASH TUNISIE S.A.	La Soukra, Tunisia	Acquired in December 2020	Design and manufacture of electronic components, such as PCBA assembly, coating, varnishing and in-circuit testing capabilities.	236,000	Land and buildings: leased
ASTEELFLASH TECHNOLOGIE	Alencon, France	Acquired in December 2020	Design and manufacturing mechatronic part, specifically targeted to automotive.	173,000	Land and buildings: owned
ASTEELFLASH SUZHOU CO., LTD.	Suzhou, China	Acquired in December 2020	Manufacturing site, specialized in SMT assembly for PCBA and system assembly/box build for module/final product in different segments.	1,452,000	Land and buildings: owned
ASTEELFLASH HERSFELD GmbH	Bad Hersfeld, Germany	Acquired in December 2020	Manufacturing site for PCB assembly, mainly automotive business, mid and high volume, products linked to high security level, box build.	742,000	Land and buildings: owned
ASTEELFLASH EBERBACH GmbH	Eberbach, Germany	Acquired in December 2020	Manufacturing site that offers high/medium mix to low/medium volume electronic manufacturing services and focuses on smart building, smart home, green technologies, industrial and medical devices and equipment.	85,000	Land and buildings: leased
ASTEELFLASH BONN GmbH	Bonn, Germany	Acquired in December 2020	Manufacturing site that offers high/medium mix to low/medium volume electronic manufacturing services. Focused on smart building, smart home, green technologies, internet of things and telecommunication devices and equipment.	91,000	Land and buildings: leased
ASTEELFLASH DESIGN SOLUTIONS HAMBOURG GmbH	Hamburg, Germany	Acquired in December 2020	Manufacture and design for low/mid volumes with mid/high complexity products for industrial, medical, railway and IoT products.	38,000	Buildings: leased
ASTEELFLASH PLZEN S.R.O.	Pilsen, Czech Republic	Acquired in December 2020	Manufacturing site that offers solder paste printers, in-line solder paste inspection, full SMT lines, in-line automated optical inspection, wave soldering, and flying probe testing.	40,000	Land and buildings: leased
ASTEELFLASH USA CORP.	California, U.S.	Acquired in December 2020	Manufacturing site that offers solder paste printers, in-line solder paste inspection, full SMT lines, in-line automated optical inspection, wave soldering, flying probe testing, X-Ray capabilities and potting.	130,000	Land and buildings: leased
ASTEELFLASH MEXICO S.A. de C.V.	Tijuana, Mexico	Acquired in December 2020	Manufacturing site which specialized in automotive, medical, aerospace and commercial customers.	133,000	Land and buildings: leased
Siliconware Precision Industries Co., Ltd.	Taichung, Changhua and Hsinchu, R.O.C.	Acquired in April 2018	Packaging and Testing facility, which offers semiconductor packaging and testing turnkey services.	8,535,000	Land: owned and leased Buildings: owned
SZ	Suzhou, China	Acquired in April 2018	An integrated packaging and testing facility. This facility focuses primarily on packaging services, such as flip chip, wafer bumping and wire bonding.	1,447,000	Land: leased Buildings: owned

We have leased land in the Kaohsiung Nanzih Technology Industrial Park (formerly known as Nantze Export Processing Zone) from the Export Processing Zone Administration (the “EPZA”) with different lease terms for several years that will expire in September 2039. We have leased land from the Central Taiwan Science Park Administration in Taichung with 20-year terms that will expire in December 2038. We have leased land from Hsinchu Science Park Administrations in Hsinchu with 14-year to 40-year terms that will expire in December 2034. No sublease or lending of the land is allowed. The EPZA, the Central Taiwan Science Park Administration and the Hsinchu Science Park Administrations have the right to adjust the rental price in the event the government revalues the land. The leases are typically renewable with one-month to three-month notice prior to the termination date.

Kaohsiung facility is our operation headquarters and houses our industry-leading R&D center, which is dedicated to providing world-class assembly, wafer bumping and test services and also offers full turnkey services, including substrate design and manufacturing capabilities. In a world first, our 5G smart factory, which is collaboration among us, Chunghwa Telecom and Qualcomm Technologies, Inc., has commenced operation at Kaohsiung facility since December 2020. The smart factory features the extensive scope and sophistication of 5G technology application that accelerates the transformation of smart manufacturing and automation.

For administrative actions and judicial proceedings related to Kaohsiung Facility, see “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

OPERATING RESULTS AND TREND INFORMATION

The following discussion of our business, financial condition and results of operations should be read in conjunction with our consolidated financial statements, which are included elsewhere in this annual report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of any number of factors, such as those set forth under “Item 3. Key Information—Risk Factors” and elsewhere in this annual report. See “Special Note Regarding Forward-Looking Statements.” Please refer to our Form 20-F dated March 31, 2020 (File No. 001-16125), as amended, for our discussion of financial information and operating results for 2019.

Overview

We offer a broad range of semiconductor packaging and testing services and we also offer EMS through USI Group. In addition to offering each service separately, we also offer turnkey services, which include integrated packaging, testing and direct shipment of semiconductors to end users designated by our customers and solution-based proactive original design manufacturing, for our customers. In addition, we have been generating revenues from our real estate business and from the manufacturing of integrated circuits since 2019. Our operating revenues increased from NT$413,182.2 million in 2019 to NT$476,978.7 million (US$16,986.4 million) in 2020.

Discussed below are several factors that have had a significant influence on our financial results in recent years.

Recent Development

The U.S. Bureau of Industry and Security (“US BIS”) added Huawei and its affiliates to the entity list under the Export Administration Regulation (the “EAR”), published on August 20, 2020. As of September 15, 2020, we were no longer allowed to do business directly or indirectly with Huawei and its affiliates. HiSilicon, a Huawei affiliate, was one of our top customers during 2019 and the first half of 2020; and, as a result, this US BIS action adversely affected our results. Further, because of the EAR, we had unusable raw materials and reduced loading on our capitalized equipment which resulted in an inventory write-off and an impairment loss to other operating expense during the third quarter of 2020.

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

In 2019 and 2020, our depreciation, amortization and rental expenses included in operating costs as a percentage of operating revenues was 11.2% and 9.8%, respectively. The decrease in depreciation, amortization and rental expenses as a percentage of operating revenues in 2020 compared to 2019 was primarily a result of an increase in our operating revenues. We begin depreciating our equipment when the machinery is placed into service. There may sometimes be a time lag between when our equipment is available for use and when it achieves high levels of utilization. In periods of depressed industry conditions, such as the fourth quarter of 2008, we experienced lower than expected demand from customers, resulting in an increase in depreciation relative to operating revenues. In particular, the capacity utilization rates for our testing equipment are more severely affected during an industry downturn as a result of a decrease in outsourcing demand from integrated device manufacturers, which typically maintain larger in-house testing capacity than in-house packaging capacity.

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

Raw Material Costs

Substantially all of our raw material costs are accounted for by packaging, the production of interconnect materials and EMS. In particular, our EMS requires more significant quantities of raw materials than our packaging and production of interconnect materials. In 2020, raw material costs accounted for 80.3% of our operating revenues from EMS, and our revenues generated from EMS contributed to 42.9% of our operating revenues. In 2019 and 2020, raw material cost as a percentage of our operating revenues was 49.3% and 50.4%, respectively.

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

Recent Accounting Pronouncements

Adopted Standards for Current Period

In the current year, we have applied the following new, revised or amended standards and interpretations that have been issued and effective: Amendments to IFRS 3 “Definition of a Business,” Amendments to IFRS 9, IAS 39 and IFRS 7 “Interest Rate Benchmark Reform,” Amendments to IAS 1 and IAS 8 “Definition of Material,” Amendments to References to the Conceptual Framework in IFRS Standards and Amendment to IFRS 16 “COVID-19-Related Rent Concessions.” Except for the following, the initial application of the aforementioned new, revised or amended standards and interpretations did not have effect on our accounting policies. Please refer to note 3 to our consolidated financial statements included in this annual report for more information.

Amendments to IFRS 3 “Definition of a Business”

We apply the amendments to IFRS 3 to transactions that occur on or after January 1, 2020. The amendments clarify that to be considered a business, an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. To determine whether an acquired process is substantive, different criteria apply, depending on whether there are outputs at the acquisition date. In addition, the amendments introduce an optional concentration test that permits a simplified assessment of whether or not an acquired set of activities and assets is a business.

Amendments to IFRS 9, IAS 39 and IFRS 7 “Interest Rate Benchmark Reform”

Upon retrospective application of the amendments, we complied with the hedge accounting requirements under the assumption that the interest rate benchmark (such as the London Interbank Offered Rate or LIBOR) on which the hedged cash flows and cash flows from the hedging instrument are based will not be altered as a result of interest rate benchmark reform.

Amendments to IAS 1 and IAS 8 “Definition of Material”

We adopted the amendments starting from January 1, 2020. The threshold of materiality that could influence users has been changed to “could reasonably be expected to influence”. Accordingly, disclosures in the consolidated financial statements do not include immaterial information that may obscure material information.

Amendment to IFRS 16 “COVID-19-Related Rent Concessions”

We elected to apply the practical expedient provided in the amendment to IFRS 16 with respect to rent concessions negotiated with the lessor as a direct consequence of the COVID-19. Please refer to note 4 to our consolidated financial statements included in this annual report for more information. Prior to the application of the amendment, we shall determine whether or not the abovementioned rent concessions need to be accounted for as lease modifications.

We applied the amendment from January 1, 2020. Because the abovementioned rent concessions affected only in 2020, retrospective application of the amendment had no impact on the retained earnings as of January 1, 2020.

Standards Not Yet Adopted

Among the new, revised or amended standards and interpretations that have been issued but are not yet effective, except for the Amendments to IAS 1 “Classification of Liabilities as Current or Non-current,” Amendments to IAS 16 “Property, Plant and Equipment: Proceeds before Intended Use,” Amendments to IAS 37 “Onerous Contracts - Cost of Fulfilling a Contract, ” Amendments to IAS 1 “Disclosure of Accounting Policies, ” and Amendments to IAS 8 “Definition of Accounting Estimates,” we continue in evaluating the impact on our financial position and financial performance as a result of the initial application of the new, revised or amended standards and interpretations: “Annual Improvements to IFRS Standards 2018–2020,” Amendments to IFRS 3 “Reference to the Conceptual Framework, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 “Interest Rate Benchmark Reform - Phase 2,” and Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture.” The related impact will be disclosed when we complete the evaluation.

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

The amendments stipulate that, for the purpose of liability classification, the aforementioned settlement refers to a transfer of cash, other economic resources or our own equity instruments to the counterparty that results in the extinguishment of the liability. However, if the terms of a liability that could, at the option of the counterparty, result in its settlement by a transfer of our own equity instruments, and if such option is recognized separately as equity in accordance with IAS 32 “Financial Instruments: Presentation”, the aforementioned terms would not affect the classification of the liability.

Amendments to IAS 16 “Property, Plant and Equipment: Proceeds before Intended Use”

The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. The cost of those items is measured in accordance with IAS 2 “Inventories”. Any proceeds from selling those items and the cost of those items are recognized in profit or loss in accordance with applicable standards.

The amendments are applicable only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after January 1, 2021.

Amendments to IAS 37 “Onerous Contracts - Cost of Fulfilling a Contract”

The amendments specify that when assessing whether a contract is onerous, the “cost of fulfilling a contract” includes both the incremental costs of fulfilling that contract (for example, direct labor and materials) and an allocation of other costs that relate directly to fulfilling contracts (for example, an allocation of depreciation for an item of property, plant and equipment used in fulfilling the contract).

We will recognize the cumulative effect of the initial application of the amendments in the retained earnings at the date of the initial application.

Amendments to IAS 1 “Disclosure of Accounting Policies”

The amendments specify that we should refer to the definition of material to determine its material accounting policy information to be disclosed. Accounting policy information is material if it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments also clarify that:

•	accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed;

•	we may consider the accounting policy information as material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial; and

•	not all accounting policy information relating to material transactions, other events or conditions is itself material.

The amendments also illustrate that accounting policy information is likely to be considered as material to the financial statements if that information relates to material transactions, other events or conditions and:

(1)	we changed its accounting policy during the reporting period and this change resulted in a material change to the information in the financial statements;

(2)	we chose the accounting policy from options permitted by the standards;

(3)	the accounting policy was developed in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” in the absence of an IFRS that specifically applies;

(4)	the accounting policy relates to an area for which we are required to make significant judgments or assumptions in applying an accounting policy, and we disclose those judgments or assumptions; or

(5)	the accounting is complex and users of the financial statements would otherwise not understand those material transactions, other events or conditions.

Amendments to IAS 8 “Definition of Accounting Estimates”

The amendments define that accounting estimates are monetary amounts in financial statements that are subject to measurement uncertainty. In applying accounting policies, we may be required to measure items at monetary amounts that cannot be observed directly and must instead be estimated. In such a case, we use measurement techniques and inputs to develop accounting estimates to achieve the objective. The effects on an accounting estimate of a change in a measurement technique or a change in an input are changes in accounting estimates unless they result from the correction of prior period errors.

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

Impairment of Tangible and Intangible Assets Other Than Goodwill. At each balance sheet date or whenever an impairment indicator is identified, we review the carrying amounts of the tangible and intangible assets, excluding goodwill, to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. Recoverable amount is the higher of fair value less cost of disposal and value in use. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. The process of evaluating the potential impairment of tangible and intangible assets other than goodwill requires significant judgment. We are required to make challenging, subjective, or complex judgments in determining the independent cash flows, useful lives, expected future revenue and expenses related to a specific asset group, taking its usage patterns and the nature of the semiconductor industry into consideration. Any changes in our estimates caused by changing economic conditions or business strategies could result in significant impairment charges in future periods.

In 2018, 2019 and 2020, we recognized impairment losses of NT$133.1 million, NT$201.0 million and NT$992.3 million (US$35.3 million), respectively, on property, plant and equipment. See note 15 to our consolidated financial statements included in this annual report.

Business Combinations and Acquisition of Associate. When we acquire businesses, goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the fair value of the identifiable assets and liabilities at the acquisition date. The allocation of the purchase price requires management to make significant estimates in determining the fair values of assets and liabilities at the acquisition date, especially with respect to intangible assets. These estimates are based on historical experience, information obtained from the management of the acquired companies and independent external service providers’ reports. These estimates can include, but are not limited to, the cash flows that an asset is expected to generate in the future, the appropriate weighted-average cost of capital, and the synergistic benefits expected to be derived from the acquired business. These estimates are inherently uncertain and unpredictable. In addition, unanticipated events and circumstances may occur, which may affect the accuracy or validity of such estimates.

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

For the acquisition of a subsidiary, we identify the difference between investment cost and our share of net fair value of the subsidiary’s identifiable assets and liabilities after the acquisition of a subsidiary. It involves critical judgments and estimations when determining aforementioned net fair values. The management engaged independent external appraisers to assist them in identifying and evaluating the subsidiary’s identifiable tangible assets, intangible assets and liabilities. The scope of such evaluation includes the type of intangible assets that may be identified and the related estimated cash flow or relief cost expenses. If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted retrospectively during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

As of December 31, 2020, we have not completed the identification of the difference between the cost of the investment and our share of the net fair value of FAFG’s identifiable assets and liabilities and, as a result, the difference was recognized as goodwill provisionally. We continuously review the abovementioned items during the measuring period. If there is any new information obtained within one year from the acquisition date about the facts and circumstances the existed as of the acquisition date, for which the abovementioned provisional amounts recognized at the acquisition date should be adjusted or additional provision should be recognized, the accounting for the business combination will be modified.

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

As a result of the SPIL Acquisition, we identified the difference between investment cost and our share of net fair value of SPIL’s identifiable assets and liabilities, or PPA effects, which caused the increase in the total of NT$4,370.5 million, NT$5,918.2 million and NT$4,820.7 million (US$171.7 million), of which an increase of NT$3,212.7 million, NT$4,797.3 million and NT$3,708.0 million (US$132.1 million) to depreciation and amortization in operating costs NT$675.2 million, NT$1,012.7 million and NT$1,012.7 million (US$36.1 million) to amortization in operating expenses and NT$482.6 million, NT$108.2 million and NT$100.0 million (US$3.5 million) to other operating income and expenses, net in 2018, 2019 and 2020, respectively.

Goodwill. We did not monitor goodwill for internal management purpose but for financial reporting purpose only. Therefore, goodwill is allocated to the following cash-generating units for evaluation of impairment: packaging segment, testing segment, EMS segment and other segment. We perform evaluation of goodwill for impairment annually, or whenever there is an event that occurs or circumstances change that would indicated that the segment may be impaired. Determining whether goodwill is impaired requires an estimation of the recoverable amounts of the cash-generating units to which goodwill has been allocated. Recoverable amounts are assessed by value in use, which requires management to estimate the future cash flows expected to arise from cash-generating units and suitable discount rates in order to calculate its present value. When the actual future cash flows are less than expected, a material impairment loss may arise. In conducting the future cash flow valuation, we make assumptions about future operating cash flows, the discount rate used to determine present value of future cash flows, and capital expenditures. Future operating cash flows assumptions include sales growth assumptions, which are based on our historical trends and industry trends, and gross margin and operating expenses growth assumptions, which are based on the historical relationship of those measures compared to sales and certain cost-cutting initiatives. An impairment charge is incurred to the extent the carrying amount exceeds the recoverable amount. As of December 31, 2019 and 2020, we had goodwill of NT$50,198.4 million and NT$54,777.4 million (US$1,950.8 million), respectively. For the years ended December 31, 2018, 2019 and 2020, no impairment loss was recognized. Our conclusion could, however, change in the future if actual results differ from our estimates and judgments are made under different assumptions and conditions. See note 18 to our consolidated financial statements included in this annual report.

Valuation of Investments. We hold investments in the shareholdings of public and nonpublic entities. We evaluate these investments periodically for impairment based on market prices, if available, the financial condition of the investees and economic conditions in the industry and estimate of future cash inflows from disposal (net of transaction cost). These assessments usually require a significant amount of judgment, as a significant decline in the market price may be a short-term drop and may not be the best indicator of impairment. Whenever triggering events or changes in circumstances indicate that an investment may be impaired and a carrying amount may not be recoverable, we measure the impairment based on the market prices, if available, or using a market approach based on the financial result of the investments and estimate of future cash inflows from disposal (net of transaction cost). Several of the investments held by us are recognized as equity method investments or financial assets. Any significant decline in the estimated future cash flows of the investments or financial assets could affect the value of the investment and indicate that an impairment charge may occur. In 2018, 2019 and 2020, we recognized impairment losses of NT$521.0 million, NT$400.2 million and nil, respectively, on our investments. See note 25 to our consolidated financial statements included in this annual report.

Results of Operations

The following table sets forth, for the periods indicated, financial data from our consolidated statements of comprehensive income, expressed as a percentage of operating revenues.

	Year Ended December 31
	2018	2019	2020
Operating revenues	100.0%	100.0%	100.0%
Packaging	48.1%	48.2%	45.9%
Testing	9.7%	10.3%	9.9%
EMS	40.9%	40.1%	42.9%
Others	1.3%	1.4%	1.3%
Operating costs	(83.5)%	(84.4)%	(83.7)%
Gross profit	16.5%	15.6%	16.3%
Operating expenses	(9.3)%	(9.9)%	(9.0)%
Other operating income and expenses, net	0.1%	(0.1)%	0.1%
Profit from operations	7.3%	5.6%	7.4%
Non-operating expense, net	1.3%	0.0%	0.1%
Profit before income tax	8.6%	5.6%	7.5%
Income tax expense	(1.2)%	(1.2)%	(1.5)%
Profit for the year	7.4%	4.4%	6.0%
Attributable to
Owners of the Company	7.1%	4.1%	5.7%
Non-controlling interests	0.3%	0.3%	0.3%
	7.4%	4.4%	6.0%
Other comprehensive income, net of income tax	(0.2)%	(1.0)%	1.0%
Total comprehensive income for the year	7.2%	3.4%	6.1%
Attributable to
Owners of the Company	6.9%	3.2%	5.7%
Non-controlling interests	0.3%	0.2%	0.4%
	7.2%	3.4%	6.1%

The following table sets forth, for the periods indicated, the gross margins for our packaging, testing services and EMS and our total gross margin. Gross margin is calculated by dividing gross profits by operating revenues.

	Year Ended December 31
	2018	2019	2020
	(Percentage of operating revenues)
Packaging	18.9%	17.4%	19.8%
Testing	34.2%	34.1%	32.3%
EMS	9.4%	8.7%	9.2%
Overall	16.5%	15.6%	16.3%

The following table sets forth, for the periods indicated, a breakdown of our total operating costs and operating expenses, expressed as a percentage of operating revenues.

	Year Ended December 31
	2018	2019	2020
Operating costs
Raw materials	49.1%	49.3%	50.4%
Labor	12.6%	12.4%	11.6%
Depreciation, amortization and rental expense	10.9%	11.2%	9.8%
Others	10.9%	11.5%	11.9%
Total operating costs	83.5%	84.4%	83.7%
Operating expenses
Selling	1.4%	1.4%	1.2%
General and administrative	3.9%	4.0%	3.8%
Research and development	4.0%	4.5%	4.0%
Total operating expenses	9.3%	9.9%	9.0%

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Operating Revenues. Operating revenues increased 15.4% to NT$476,978.7 million (US$16,986.4 million) in 2020 from NT$413,182.2 million in 2019, primarily due to an increase in revenue from our EMS business. Packaging revenues increased 9.9% to NT$218,666.1 million (US$7,787.3 million) in 2020 from NT$198,916.9 million in 2019, primarily due to an increase in demand of Bumping, Flip Chip, WLP, Fan-out and SiP products. Testing revenues increased 10.8% to NT$47,271.1 million (US$1,683.4 million) in 2020 from NT$42,658.7 million in 2019, primarily due to an increase in providing testing services for wafer probe. Revenues from our EMS business increased 23.5% to NT$204,690.7 million (US$7,289.6 million) in 2020 from NT$165,789.5 million in 2019, primarily due to an increase in orders for SiP communications and consumer electronics products.

Gross Profit. Gross profit increased by 21.3% to NT$77,984.3 million (US$2,777.2 million) in 2020 from NT$64,310.8 million in 2019. Our gross profit as a percentage of operating revenues, or gross margin, was 16.3% in 2020 compared to 15.6% in 2019, which was primarily driven by stronger loading. Raw material costs in 2020 were NT$240,568.3 million (US$8,567.3 million) compared to NT$203,504.7 million in 2019. As a percentage of operating revenues, raw material costs increased to 50.4% in 2020 from 49.3% in 2019. Labor costs in 2020 were NT$55,226.4 million (US$1,966.8 million) compared to NT$51,179.0 million in 2019. As a percentage of operating revenues, labor cost decreased to 11.6% in 2020 from 12.4% in 2019. Depreciation, amortization and rental expenses in 2020 were NT$46,860.6 million (US$1,668.8 million) compared to NT$46,218.0 million in 2019, primarily related to the investment in our capacity. As a percentage of operating revenues, depreciation, amortization and rental expenses decreased to 9.8% in 2020 from 11.2% in 2019. Our gross margin for packaging business increased to 19.8% in 2020 from 17.4% in 2019, primarily the result of higher loading levels which are partially offset by negative impact from the strong NT dollar, whereas our gross margin for testing business decreased to 32.3% in 2020 from 34.1% in 2019, primarily due to the negative impact from the strong NT dollar and impact of the EAR. Our gross margin for EMS business increased to 9.2% in 2020 from 8.7% in 2019, primarily due to a decrease in the sale of products with lower gross margins.

Profit from Operations. Profit from operations increased 52.1% to NT$35,378.6 million (US$1,259.9 million) in 2020 compared to NT$23,257.8 million in 2019. Our profit from operations as a percentage of operating revenues increased to 7.4% in 2020 from 5.6% in 2019, primarily due to an increase in gross profit. General and administrative expenses increased 9.4% to NT$18,200.3 million (US$648.2 million) in 2020 from NT$16,637.9 million in 2019. General and administrative expenses as a percentage of our operating revenues was 3.8% in 2020 compared to 4.0% in 2019. Research and development expenses increased 4.9% to NT$19,302.4 million (US$687.4 million) in 2020 compared to NT$18,395.3 million in 2019, accounting for 4.0% and 4.5% of operating revenues in 2020 and 2019, respectively. The increase in the general and administrative expenses and research and development expense was primarily due to an increase in employee bonus in relation to business performance and an increase in the average number of employees. Selling expenses decreased 2.5% to NT$5,605.5 million (US$199.6 million) in 2020 from NT$5,751.2 million in 2019, primarily due to the suspension of non-critical overseas business travel due to COVID-19 impacts. Selling expenses as percentages of operating revenues were 1.2% and 1.4%, respectively, in 2020 and 2019. We had a net other operating income of NT$502.5 million (US$17.9 million) in 2020 compared to net other operating expense of NT$268.6 million in 2019. The increase in net other operating income and expenses was primarily due to a decrease in loss on damages and claims and an increase in gain on disposal of property, plant and equipment and other assets as well as an increase in others that include gain on disposal of right-of-use assets and miscellaneous income, but was partially offset by increase in impairment losses on property, plant and equipment.

Non-Operating Income and Expenses. We had a net non-operating income of NT$390.2 million (US$13.9 million) in 2020 compared to a net non-operating income of NT$22.0 million in 2019. This increase of NT$368.2 (US$13.1 million) was primarily due to (i) an increase in the income earned from equity method investments by NT$365.3 million (US$13.0 million); (ii) a gain of NT$894.1 million (US$31.8 million) from the disposal of subsidiaries and the investments accounted for using the equity method; (iii) a decrease in financial cost by NT$743.9 million (US$26.5 million) and (iv) a decrease in impairment losses on financial assets by NT$400.2 million (US$14.3 million) but partially offset by a decrease in remeasurement gain on investments by NT$319.7 million (US$11.4 million) and a decrease in other gains and losses due to the valuation of financial instruments by NT$1,718.7 million (US$61.2 million).

Net Profit. Net profit, excluding non-controlling interests, increased by 58.1% to NT$26,970.6 million (US$960.5 million) in 2020 compared to NT$17,060.6 million in 2019. Our diluted earnings per ADS increased to NT$12.33 (US$0.44) in 2020 compared to diluted earnings per ADS of NT$7.82 in 2019. Our income tax expenses increased by 42.0% to NT$7,116.9 million (US$253.5 million) in 2020 compared to NT$5,011.2 million in 2019. This increase is primarily due to an increase in profit before income tax and an increase in income tax on unappropriated earnings, partially offset by the remeasurement of deferred income tax assets.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

For a detailed description of the comparison of our operating results for the year ended December 31, 2019 to the year ended December 31, 2018, please refer to “Item 5. Operating and Financial Review and Prospects— Operating Results and Trend Information—Results of Operations—Year Ended December 31, 2019 Compared to Year Ended December 31, 2018” of our annual report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2020, as amended.

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

	Quarter Ended
	Mar. 31, 2019	Jun. 30, 2019	Sep. 30, 2019	Dec. 31, 2019	Mar. 31, 2020	Jun. 30, 2020	Sep. 30, 2020	Dec. 31, 2020
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
					(in millions)
Consolidated Operating Revenues
Packaging	43,857.3	47,602.2	53,804.5	53,652.8	51,612.9	53,621.6	56,171.9	57,259.7
Testing	8,950.8	10,285.0	11,493.2	11,929.7	11,562.9	12,690.4	12,351.1	10,666.7
EMS	34,947.0	31,524.1	50,584.0	48,734.4	32,721.3	39,702.7	53,125.7	79,141.0
Others	1,106.4	1,329.6	1,675.6	1,705.6	1,460.0	1,534.1	1,546.7	1,810.0
Total	88,861.5	90,740.9	117,557.3	116,022.5	97,357.1	107,548.8	123,195.4	148,877.4
Consolidated Gross Profit
Packaging	5,801.6	7,491.3	10,181.5	11,064.6	9,297.3	10,581.3	10,469.1	12,903.9
Testing	2,485.2	3,449.3	4,287.2	4,315.2	3,730.3	4,329.1	3,984.2	3,213.7
EMS	2,904.8	2,850.2	4,462.4	4,274.0	3,024.4	3,709.6	5,119.1	6,972.8
Others	193.4	178.2	177.2	194.7	103.6	189.4	147.4	209.1
Total	11,385.0	13,969.0	19,108.3	19,848.5	16,155.6	18,809.4	19,719.8	23,299.5
Consolidated Gross Profit (%)
Packaging	13.2%	15.7%	18.9%	20.6%	18.0%	19.7%	18.6%	22.5%
Testing	27.8%	33.5%	37.3%	36.2%	32.3%	34.1%	32.3%	30.1%
EMS	8.3%	9.0%	8.8%	8.8%	9.2%	9.3%	9.6%	8.8%
Overall	12.8%	15.4%	16.3%	17.1%	16.6%	17.5%	16.0%	15.7%

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

Taxation

The corporate income tax rate in the R.O.C. decreased from 25% to 17%, effective since January 1, 2010. The R.O.C. Statute for Upgrading Industries, which provided various tax incentives, including investment tax credits, tax exemptions and tax holidays for companies, expired on December 31, 2009. Under this statute, we had been granted tax holidays covering the portion of our income attributable to eligible machinery and equipment that were procured with cash infusions from our shareholders or after the capitalization of retained earnings through the issuance of stock dividends, and tax credits of 7% for the purchase of qualifying manufacturing equipment. We can continue to enjoy the tax holidays that have been granted to us by the R.O.C. tax authority. On April 16, 2010, the Legislative Yuan of R.O.C. passed the Industrial Innovation Act. Under the prevailing Industrial Innovation Act, effective from January 1, 2010 to December 31, 2029, a profit-seeking enterprise may deduct up to (i) 15% of its research and development expenditures from its income tax payable for the fiscal year in which these expenditures are incurred; or (ii) 10% of its research and development expenditures from its income tax payable for the fiscal year in which these expenditures are incurred or the following two years. However, the deduction may not exceed 30% of the income tax payable for that fiscal year. Under the Alternative Minimum Tax Act (the “AMT Act”) which took effect in January 2006 and was amended in August 2012, May 2017 and January 2021, when the amount of the regular income tax calculated pursuant to the Income Tax Law of the R.O.C. (the “Income Tax Law”) is below the amount of the alternative minimum tax, or the AMT, a taxpayer is required to pay the difference between the AMT and the said regular income tax, which becomes the AMT payable. Taxable income for calculating the AMT includes most sources of income that are exempted from income tax under various legislations such as tax holidays. However, there are grandfathered treatments for the tax holidays approved by the tax authority before the AMT Act took effect. Under the amended AMT Act, the standard deduction for taxable income that applies to business entities decreased from NT$2.0 million to NT$0.5 million and the tax rate that applies to business entities increased from 10% to 12%. The amendment to the AMT Act became effective on January 1, 2013. Under the amendment to the Income Tax Law, which became effective on January 1, 2018, the corporate income tax rate increased from 17% to 20%.

As of December 31, 2020, ASE Test Taiwan had five-year tax holidays on income derived from a portion of their respective operations, which will expire in 2022. The aggregate tax benefits of such exemptions for the years ended December 31, 2019 and 2020 were NT$495.9 million and NT$387.2 million (US$108.7 million), respectively. The effect of such tax exemption on basic earnings per share for the year ended December 31, 2019 and 2020 were NT$0.12 and NT$0.09 (US$0.003), respectively.

Since we have facilities located in special export zones such as the Nanzih Technology Industrial Park (formerly known as Nantze Export Processing Zone) and Hsinchu Science Park in Taiwan, we enjoy exemptions from various import duties, commodity taxes and business taxes on imported machinery, equipment, raw materials and components which are directly used for manufacturing finished goods. We also enjoy exemptions from commodity and business taxes on finished goods exported or sold to others within the zones.

In addition, we filed a consolidated corporate income tax return starting from 2019 and a consolidated undistributed earnings tax starting from 2018 for all qualified domestic subsidiary companies with the tax authority in accordance with Article 45 of the R.O.C. Business Mergers and Acquisitions Act.

Before December 31, 2018, when we declare a dividend out of those undistributed earnings on which the 10% undistributed earnings tax had been paid, up to 50% of such undistributed earnings tax may be credited against the withholding tax imposed on the dividends paid to foreign shareholders. Under the amended Income Tax Law, which became effective on January 1, 2018, the tax rate on unappropriated earnings is reduced from 10% to 5%. In addition, to encourage profit-seeking enterprises to use their earnings to make substantial investment or upgrade production technology or the quality of products or services, a company uses a certain amount of its undistributed earnings to construct or purchase buildings, software or hardware equipment, or technology for use in production or operation as needed for operation of its business or ancillary business within three years from the year after such earnings are derived, such investment amounts may be deducted from the undistributed earnings in calculation of the current year’s undistributed earnings for assessment of additional profit-seeking enterprise income tax leviable on undistributed earnings from the year 2018 under Article 66-9 of the Income Tax Act. We have deducted the amount of capital expenditure from the unappropriated earnings in 2018 that was reinvested when calculating the tax on unappropriated earnings based on this new amendment. However, we did not deduct such investment amounts from the undistributed earnings in calculation of income tax on unappropriated earnings in 2019 and 2020.

In 2020, our effective income tax rate decreased to 20% from 22% in 2019 primarily because we remeasured deferred income tax asset and confirmed the deductibility of certain holding company level expenses for tax purposes. We believe that our future estimated taxable income will be sufficient to utilize our deferred tax assets recorded as of December 31, 2020.

Our non-R.O.C. subsidiaries are subject to taxation in their respective jurisdiction.

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

Net cash provided by operating activities amounted to NT$75,060.6 million (US$2,673.1 million) in 2020, primarily as a result of (i) our operation performance with profit before income tax of NT$35,768.8 million (US$1,273.8 million) and (ii) our non-cash depreciation and amortization in the amount of NT$51,259.1 million (US$1,825.5 million). Net cash provided by operating activities amounted to NT$72,303.3 million in 2019, primarily as a result of (i) our operation performance with profit before income tax of NT$23,279.8 million and (ii) our non-cash depreciation and amortization in the amount of NT$50,466.8 million. The increase in net cash provided by operating activities in 2020 compared to 2019 was primarily due to an increase in non-cash items such as, an increase in loss on remeasurement of financial instruments and an increase in impairment loss recognized on non-financial assets, partially offset by an increase in net gain on foreign currency exchange, and cash inflows from an decrease in contract assets and financial instruments as well as cash inflows from an increase in trade payables, partially offset by cash outflows from an increase in trade receivables and inventories.

 Net cash used in investing activities amounted to NT$60,946.3 million (US$2,170.5 million) in 2020, primarily due to our acquisition of subsidiaries of NT$8,745.6 million (US$311.5 million) and our net payment for property, plant and equipment of NT$57,628.3 million (US$2,052.3 million) partially offset by proceeds from disposal of subsidiaries and our investments accounted for using the equity method of NT$5,988.7 million (US$213.3 million). Net cash used in investing activities amounted to NT$54,579.1 million in 2019, primarily due to our acquisition of associates and joint ventures of NT$2,107.8 million and our payment for property, plant and equipment of NT$56,810.2 million.

Net cash used in financing activities amounted to NT$21,995.3 million (US$783.3 million) in 2020. This amount comprises net proceeds from short-term and long-term bank loans, bills payable and bonds payable in the amount of NT$8,285.3 million (US$295.1 million), decrease in non-controlling interests in the amount of NT$6,291.1 million (US$224.0 million) primarily due to the financial cost from the USI Enterprise Limited and USI Shanghai repurchase of their respective outstanding shares, as well as the distribution of cash dividends in the amount of NT$8,521.0 million (US$303.5 million). Net cash used in financing activities amounted to NT$6,498.8 million in 2019. This amount comprises of net proceeds from short-term and long-term bank loans and bills payable in the amount of NT$15,740.6 million. Net cash inflow was partially offset by a decrease in non-controlling interests in the amount of NT$12,117.3 million primarily due to financing cost from our repurchase of non-controlling interests of ASEN and SZ and the cost from the USI Enterprise Limited repurchase of its outstanding shares, as well as the distribution of cash dividends in the amount of NT$10,623.0 million.

As of December 31, 2020, our primary source of liquidity was NT$51,538.1 million (US$1,835.4 million) of cash and cash equivalents and NT$4,342.6 million (US$154.7 million) of financial assets – current. Our financial assets – current primarily consisted of quoted ordinary shares, open-end mutual funds and forward exchange contracts. As of December 31, 2020, we had total unused credit lines of NT$275,180.7 million (US$9,799.9 million). As of December 31, 2020, we had working capital of NT$49,420.5 million (US$1,760.0 million).

As of December 31, 2020, we had total debts of NT$209,118.0 million (US$7,447.3 million), of which NT$ 34,597.9 million (US$1,232.1 million) were short-term debts, NT$11,994.8 million (US$427.2 million) were current portion of long-term debts and NT$162,525.3 million (US$5,788.0 million) were long-term debts. In 2020, the maximum amount of our current portion of debts was NT$107,152.2 million (US$3,816.0 million) and the average amount of our current portion of debts was NT$70,018.6 million (US$2,493.5 million). The fluctuation was primarily because our working capital balance fluctuated during 2020 from time to time. The annual interest rate for borrowings under our short-term borrowings ranged from 0.58% to 3.83% as of December 31, 2020. Our short-term bank loans are primarily revolving facilities with a term of one year, each of which may be extended on an annual basis with lender consent. Our long-term debts consist of bonds payable, long-term debts (including bank borrowings and bills payable), financial liabilities for hedging – non-current and lease liabilities – non-current. As of December 31, 2020, we had outstanding long-term debts, less current portion, of NT$162,525.3 million (US$5,788.0 million). As of December 31, 2020, the current portion of our long-term debts was NT$11,994.8 million (US$427.2 million). Our long-term borrowings (including bank loans, bills payable and bonds payable) typically carried variable annual interest rates which ranged from 0.56% to 4.90% as of December 31, 2020. For the maturity information and interest rates by currencies, see “Item 11—Quantitative and Qualitative Disclosures about Market Risk—Market Risk—Interest Rate Risk.”

We have pledged a portion of our assets, with a carrying value of NT$22,997.0 million (US$819.0 million) as of December 31, 2020, to secure our obligations under our bank borrowings and tariff guarantees of imported raw materials or collateral.

Convertible Bonds

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

In July 2015, ASE issued US$200 million aggregate principal amount of NTD-linked zero coupon convertible bonds due 2018. The 2018 NTD-linked Convertible Bonds were offered to persons outside of the United States in compliance with Regulation S under the Securities Act. The initial conversion price was NT$54.5465 per common share, subject to certain adjustments, determined on the basis of a fixed exchange rate of NT$30.928 = US$1.00 (which represents an approximately 27.0% conversion premium over the closing trading price of our common shares on June 25, 2015 of NT$42.95 per common share). ASE used the net proceeds to fund procurement of equipment. The bonds expired in March 2018 and no conversion right was exercised. ASE redeemed the 2018 NTD-linked Convertible Bonds in cash. The redemption sum was arrived through converting the par value into New Taiwan dollar amount using a fixed exchange rate of US$1 to NT$30.928 and then back to U.S. dollar amount using the applicable prevailing rate at the time of redemption in March 2018.

In December 2017, AMPI issued its fifth secured domestic convertible bonds in NT$250.0 million with a nil coupon rate and a maturity of 3 years. The net proceeds from the bonds were used to repay the previous debts. AMPI already redeemed these bonds in December 2020.

On March 1, 2021, USI Shanghai issued unsecured convertible bonds in RMB3,450.0 million with annual interest rates of 0.1%, 0.2%, 0.6%, 1.3%, 1.8% and 2.0% for the respective year and a maturity of 6 years. The net proceeds from the bonds were used to meet operation and development demand.

Unsecured Domestic Bonds

In January 2016, ASE issued NT$7,000.0 million 1.30% unsecured corporate bonds with a five-year term and NT$2,000.0 million 1.50% unsecured corporate bonds with a seven-year term. The bonds bear an annual simple interest and payment by coupon rate from the issue date. The net proceeds from the bonds were used to repay the previous debts. ASE redeemed such bond in January 2021.

In January 2017, ASE issued NT$3,700.0 million 1.25% unsecured corporate bonds with a five-year term and NT$4,300.0 million 1.45% unsecured corporate bonds with a seven-year term. The bonds bear an annual simple interest and payment by coupon rate from the issue date. The net proceeds from the bonds were used to repay the previous debts.

In April 2019, we conducted a bonds offering and issued a NT$6,500.0 million 0.9% unsecured domestic bond with a five-year term and a NT$3,500.0 million 1.03% unsecured domestic bond with a seven-year term. Both bonds bear an annual simple interest and payment by coupon rate from the issue date. The net proceeds from the bonds were used to repay our bank borrowings.In April 2020, we conducted a bonds offering and issued a NT$10,000.0 million (US$356.1 million) 0.9% unsecured corporate bond with a five-year term. The bond bears an annual simple interest and payment by coupon rate from the issue date. The net proceeds from the bonds were used to repay our bank borrowings.

In August 2020, we conducted a bonds offering and issued a NT$3,000.0 million (US$106.8 million) 0.72% unsecured corporate bond with a three-year term, a NT$5,000.0 million (US$178.1 million) 0.85% unsecured domestic bond with a five-year term and a NT$2,000.0 million (US$71.2 million) 0.95% unsecured domestic bond with a seven-year term. All bonds bear an annual simple interest and payment by coupon rate from the issue date. The net proceeds from the bonds were used to repay our bank borrowings.

Unsecured International Bonds

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

Syndicated Bank Loans

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

In April 2018, we entered into a NT$90,000.0 million five-year syndicated credit facility, for which the Bank of Taiwan and Mega International Commercial Bank acted as the agent banks, for the purpose of financing our funding needs for the SPIL Acquisition. This syndicated loan agreement contains undertakings and restrictive covenants relating to the maintenance of certain financial ratios including: (i) current ratio (current assets to current liabilities) of not less than 100.0%; (ii) debt ratio (total liabilities to tangible net worth) of not higher than 180.0% in 2018 and 2019, and not higher than 160.0% after 2020; (iii) interest coverage ratio (EBITDA to interest expense) of not less than 280.0%; and (iv) net worth not less than NT$90,000.0 million. This syndicated loan was fully repaid in May 2020.

In October 2019, Universal Global Technology Co., Limited entered into US$420.0 million two-year syndicated credit facility, for which the Standard Chartered Bank (Hong Kong) Limited and Mizuho Bank, Ltd. Offshore Banking Unit Taiwan acted as the agent banks, for the purpose of financing the funding needs. This syndicated loan agreement contains undertakings and restrictive covenants relating to the maintenance of certain financial ratios including: (i) the ratio of total current assets to total current liabilities shall at any time be at least 100.0%; (ii) the ratio of consolidated net debt to consolidated tangible net worth shall not at any time exceed than 75.0%; and (iii) the ratio of EBITDA to Net Interest Expense in respect of any relevant period shall be at least 5.0, unless the net interest expense is less than zero. As of December 31, 2020, NT$12,536.4 million (US$446.5 million) was drawdown and outstanding under this credit facility.

We have in the past failed to comply with certain financial covenants in some of our loan agreements. Such noncompliance may also have, through broadly worded cross-default provisions, resulted in default under some of the agreements governing our other existing debt. As of December 31, 2020, we were not in breach of any of the financial covenants under our existing loan agreements. If we are unable to timely remedy any of our noncompliance under such loan agreements or obtain applicable waivers or amendments, we would breach our financial covenants and our financial condition would be adversely affected. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Restrictive covenants and broad default provisions in our existing debt agreements may materially restrict our operations as well as adversely affect our liquidity, financial condition and results of operations.”

As of December 31, 2020, we have no contingent obligations, which normally consist of guarantees provided by us to our subsidiaries.

We have made, and expect to continue to make, substantial capital expenditures in connection with the expansion of our production capacity. The table below sets forth our principal capital expenditures incurred for the periods indicated.

	Year Ended December 31
	2018	2019	2020
	NT$	NT$	NT$	US$
	(in millions)
Machinery and equipment	32,575.3	14,365.1	8,787.1	312.9
Building and improvements	6,516.9	48,708.8	50,237.1	1,789.1
Total	39,092.2	63,073.9	59,024.2	2,102.0

We had commitments for capital expenditures of approximately NT$32,627.4 million (US$1,161.9 million), of which NT$1,968.8 million (US$70.1 million) had been prepaid as of December 31, 2020, primarily in connection with the expansion of our packaging and testing services operations. We estimate that our environmental capital expenditures for 2021 will be approximately US$20.9 million, of which 24.85% will be used in climate change adaptation. We may adjust our capital expenditures based on market conditions, the progress of our expansion plans and cash flow from operations. In addition, due to the rapid changes in technology in the semiconductor industry, we frequently need to invest in new machinery and equipment, which may require us to raise additional capital. We cannot assure you that we will be able to raise additional capital should it become necessary on terms acceptable to us or at all. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—The packaging and testing businesses are capital intensive. If we cannot obtain additional capital when we need it, our growth prospects and future profitability may be adversely affected.”

We believe that our existing cash, marketable securities, expected cash flow from operations and existing credit lines under our loan facilities will be sufficient to meet our capital expenditures, working capital, cash obligations under our existing debt and lease arrangements, and other requirements for at least the next 12 months. We currently hold cash primarily in U.S. dollars, RMB, New Taiwan dollars, Korean Won, Japanese yen and EUR. As of December 31, 2020, we had contractual obligations of NT$147,552.4 million (US$5,254.7 million) due in the next three years. We currently expect to meet our payment obligations through the expected cash flow from operations, long-term borrowings and the issuance of additional equity. We will continue to evaluate our capital structure and may decide from time to time to increase or decrease our financial leverage through equity offerings or borrowings. The issuance of additional equity securities may result in additional dilution to our shareholders.

From time to time, we evaluate possible investments, acquisitions or divestments and may, if a suitable opportunity arises, make an investment, acquisition or divestment.

Our exposure to financial market risks relates primarily to changes in interest rates and foreign currency exchange rates that arising from ordinary business operations. To mitigate these risks, we utilize derivative instruments. All derivative transactions entered into by us were designated as either hedging or trading. We have, from time to time, entered into interest rate swap transactions to hedge our interest rate exposure. In addition, we have, from time to time, entered into forward exchange contracts, swap contracts, cross-currency swap contracts and foreign currency options contracts to hedge our existing assets and liabilities denominated in foreign currencies. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and notes 7, 8 and 34 to our consolidated financial statements included in this annual report.

RESEARCH AND DEVELOPMENT

For 2019 and 2020, our research and development expenditures totaled approximately NT$18,395.3 million and NT$19,302.4 million (US$687.4 million), respectively. These expenditures represented approximately 4.5% and 4.0 % of operating revenues in 2019 and 2020, respectively. As of December 31, 2020, we had a research and development team of 10,890 employees. We cultivate and maintain a research and development engineering team that continuously surveys and adapts to the latest trends in technology. Our research and development activities are primarily directed toward optimizing relevant technologies in key components, manufacturing processes and product development. Our research and development objective is to enhance the performance of our products and drive greater business growth. To incentivize innovation and encourage our employees to engage in research and development, we offer cash rewards to employees that contribute significantly to our research efforts.

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

Testing

Our research and development efforts in testing have focused primarily on developing advanced testing solutions for mmWave, SiP, silicon photonics and optical sensor modules; characterization of semiconductors, layout design and electrical simulation for high-frequency test board and developing software of parametric test data analysis. Besides working closely with our customers on the leading-edge test technologies, our research and development operations also include an equipment development group, which currently designs testing hardware and software for specific semiconductors to offer our customers cost-effective test solutions.

EMS

To further enhance the quality of our services and products, we focus on developing diversified and innovative products to improve our competitiveness. By leveraging our proprietary research and development expertise, we are able to optimize our product design, engineering and manufacturing capabilities to provide our customers with high-performance and cost-effective products and services. During the process of designing, as well as developing the technology for, our software and hardware, our research and development team also dedicates itself to discovering new know-how, and then applying such know-how to create new, advanced and improved products, processes, methodology and services. We are currently investing in the development of products used in EMS in relation to computing and peripherals, communications, consumer products, automotive, industrial, storage and server applications.

TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2020 to December 31, 2020 that are reasonably likely to have a material effect on our operating revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

OFF-BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth the maturity of our contractual obligations as of December 31, 2020.

		Payments Due by Period
	Total	Under 1 Year	1 to 3 Years	3 to 5 Years	After 5 Years
	(in millions)
Contractual Obligations:
Long-term debt(1)	174,002.0	7,385.8	116,684.4	36,301.2	13,630.7
Lease liabilities(2)	6,742.9	875.6	1,010.9	768.1	4,088.3
Purchase obligations(3)	21,595.7	21,595.7	-	-	-
Total(4)(5)(6)	202,340.6	29,857.1	117,695.3	37,069.3	17,719.0

_______________

(1)	Includes long-term borrowings, bills payable and bonds payable (before the deduction of unamortized arrangement fees, unamortized issuance cost and discounts on bonds payable) and interest payments.

(2)	Represents our commitments under leases liabilities and imputed interest which are mainly from land and buildings and improvements. See note 16 to our consolidated financial statements included in this annual report.

(3)	Represents material commitments to purchase machinery and equipment of approximately NT$22,225.9 million (US$791.5 million), of which NT$630.2 million (US$22.4 million) had been paid as of December 31, 2020.

(4)	Excludes material commitments for construction of approximately NT$10,401.5 million (US$370.4 million), of which NT$1,338.6 million (US$47.7 million) had been paid as of December 31, 2020 and the unpaid amounts that we were contracted for the construction related to our real estate business of approximately NT$602.5 million (US$21.5 million) as of December 31, 2020, since the schedule of payments is difficult to determine.

(5)	Excludes our unfunded defined benefit obligation since the schedule of payments is difficult to determine. Under defined benefit pension plans, we made pension contributions of approximately NT$620.4 million (US$22.1 million) in 2020, and we estimate that we will contribute approximately NT$513.8 million (US$18.3 million) in 2021. See note 23 to our consolidated financial statements included in this annual report.

(6)	Excludes uncertain tax liabilities. We recognized additional taxes payable of NT$88.6 million (US$3.2 million) and accrued interest and penalties of NT$17.0 million (US$0.6 million) related to uncertain tax positions as of or for the year ended December 31, 2020. Because we were unable to make a reasonable estimate of the timing of the tax audits, such balances were not included in the table.

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

We currently have 13 directors, serving a three-year term. The current board of directors was elected in an extraordinary general shareholders’ meeting on June 21, 2018 and began serving on June 22, 2018. Directors may serve any number of consecutive terms and may be removed from office at any time by a resolution adopted at a meeting of shareholders. Normally, all board members are elected at the same meeting of shareholders, except where the posts of one-third or more of the directors are vacant, at which time an extraordinary general shareholders’ meeting shall be convened to elect directors to fill the vacancies. We and our subsidiaries do not have service contracts with our directors that provide for benefits upon termination of employment.

Audit Committee

Pursuant to the Article 14-4 of the R.O.C. Securities and Exchange Act, our audit committee was established on June 22, 2018 in lieu of supervisors to exercise the powers and duties of supervisors stipulated in the R.O.C. Company Law and other applicable laws and regulations. Our audit committee meets at least once every quarter but may meet at any time deemed necessary. Our board of directors has adopted an audit committee charter for audit committee. Our audit committee’s responsibilities and powers include, but are not limited to, assistance with the board of directors in fulfilling its quality and integrity in supervising the implementation of relevant accounting, internal auditing, financial reporting procedures, and financial controls. In addition, in order to enhance corporate governance, the audit committee also takes responsibility for overseeing the policy and procedures for complaints and concerns regarding accounting, internal accounting controls, auditing matters, violations of Code of Business Conduct and Ethics or unethical conduct. Our audit committee currently consists of our independent directors, Shen-Fu Yu, Ta-Lin Hsu and Mei-Yueh Ho, who are independent under Rule 10A-3 and the R.O.C. Securities and Exchange Act and are financially literate with accounting or related financial management expertise and our audit committee is entrusted with the same duties and responsibilities as set out in Rule 10A-3(b) under the Exchange Act.

Compensation Committee

Our compensation committee currently consists of Shen-Fu Yu and Ta-Lin Hsu, our independent directors, and Hsiao-Ying Ku. Our board of directors established a compensation committee to satisfy the requirements under the R.O.C. Securities and Exchange Act. According to the Taiwan Stock Exchange Corporation Operation Directions for Compliance with the Establishment of Board of Directors by TWSE Listed Companies and the Board’s Exercise of Powers, a majority of compensation committee’s members shall be independent directors. In addition, according to the R.O.C Securities and Exchange Act and the Regulations Governing the Appointment and Exercise of Powers by the Remuneration Committee of a Company Whose Stock Is Listed on the TWSE or the Taipei Exchange, compensation committee members shall have at least one independent director. We do not assess the independence of our compensation committee member(s) under the independence requirements of the NYSE listing standards but adopt the independence standard as promulgated under the R.O.C. Regulations Governing the Appointment and Exercise of Powers by the Remuneration Committee of a Company Whose Stock Is Listed on the TWSE or the Taipei Exchange. See “Item 16G. Corporate Governance” for more information. Our compensation committee meets at least twice a year. Our board of directors has adopted a compensation committee charter for our compensation committee. The compensation committee has responsibility for, among other things, setting forth and reviewing policies, systems, standards and structures regarding performance evaluation and compensation of the directors, managerial personnel, and evaluating compensation of the directors and managerial personnel.

Risk Management Committee

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

The following table sets forth information regarding all of our directors as of January 31, 2021. In accordance with R.O.C. law, each of our directors is elected either in his or her capacity as an individual or as an individual representative of a corporation or government. Persons designated to represent corporate or government shareholders as directors are nominated by such shareholders at the shareholders’ meeting and may be replaced as representatives by such shareholders at will. Of the current directors, nine represent ASE Enterprises Limited. The remaining directors serve in their capacity as individuals.

Name	Position	Director Since	Age	Other Significant Positions Held Outside of ASEH
Jason C.S. Chang(1)(2)	Director, Chairman and Chief Executive Officer	2018	76	None
Richard H.P. Chang(1)(2)	Director, Vice Chairman and President	2018	74	Chairman, Sino Horizon Holdings Ltd.
Bough Lin(2)	Director, SPIL	2018	69	None
Chi-Wen Tsai(2)	Director; Chairman and President, SPIL	2018	73	None
Tien Wu(2)	Director and Chief Operating Officer	2018	63	None
Joseph Tung(2)	Director and Chief Financial Officer	2018	62	None
Raymond Lo(2)	Director; General Manager, Kaohsiung packaging facility	2018	66	None
Tien-Szu Chen(2)	Director; General Manager, ASE Inc. Chung-Li branch	2018	59	None
Jeffrey Chen(2)	Director; Chairman, Universal Scientific Industrial (Shanghai) Co., Ltd.	2018	56	Independent Director and a member of the compensation committee, Mercuries & Associates Holding Ltd.
Rutherford Chang(3)	Director; General Manager, China Region of ASE Inc.	2018	41	None
Shen-Fu Yu	Independent Director and Member, Audit Committee, Compensation Committee and Risk Management Committee	2018	76	Independent Director, TaiGen Biopharmaceuticals Holdings Ltd.; supervisor, San Fu Chemical Co., Ltd.
Ta-Lin Hsu	Independent Director and Member, Audit Committee and Compensation Committee	2018	77	Chairman and founder, H&Q Asia Pacific; Chairman, H&Q Taiwan Co. Ltd.
Mei-Yueh Ho	Independent Director and Member, Audit Committee and Risk Management Committee	2018	70	Independent Director, KINPO Electronics Inc., AU Optronics Corp., Center Laboratories, Inc. and Onward Therapeutics SA

_______________

(1)	Jason C.S. Chang and Richard H.P. Chang are brothers.

(2)	Representative of ASE Enterprises Limited, a company organized under the laws of Hong Kong, which held 15.66% of our total outstanding shares as of January 31, 2021. All of the outstanding shares of ASE Enterprises Limited are held through intermediary holding companies and under a revocable trust established under the laws of the Bailiwick of Guernsey for the benefit of our Chairman and chief executive officer, Jason C.S. Chang, and his family.

(3)	Rutherford Chang is the son of Jason C.S. Chang.

Audit Committee

For a discussion of our audit committee, see “—Directors and Senior Management—Directors.”

Executive Officers

The following table sets forth information regarding all of our executive officers as of January 31, 2021.

Name	Position	Years with the Company	Age
Jason C.S. Chang	Chairman and Chief Executive Officer	36	76
Richard H.P. Chang	Vice Chairman and President	36	74
Chi-Wen Tsai	Chairman and President, SPIL	2	73
Tien Wu	Chief Operating Officer	20	63
Joseph Tung	Chief Financial Officer	26	62
Raymond Lo	General Manager, ASE Test Taiwan and Kaohsiung packaging facility	34	66
Tien-Szu Chen	General Manager, ASE Inc. Chung-Li branch	32	59
Rutherford Chang	General Manager, China Region of ASE Inc.	15	41
Du-Tsuen Uang	Chief Administration Officer	18	61
Chun-Che Lee	General Manager, ASE Electronics	36	61
Chung Lin	General Manager, ASE Shanghai	16	57
Gichol Lee	General Manager, ASE Korea	23	58
Chih-Hsiao Chung	General Manager, ASE Japan and Wuxi Tongzhi	21	56
Chiu-Ming Cheng	General Manager, ASESH AT	30	60
Yen-Chieh Tsao	General Manager, ASEWH	9	63
Shih-Kang Hsu	General Manager, ASE China assembly & test operations	20	55
Kwai Mun Lee	President, ASE South-East Asia operations	22	58
Yean Peng Chen	General Manager, ASE Singapore Pte. Ltd.	22	49
Heng Ee Ooi	General Manager, ASE Malaysia	26	52
Kenneth Hsiang	Chief Executive Officer, ISE Labs and ISE Shanghai	21	50
Randy Hsiao-Yu Lo	General Manager, Siliconware USA, Inc.	2	64
M.S. Chang	General Manager, SZ	2	60
Jeffrey Chen	Chairman, Universal Scientific Industrial (Shanghai) Co., Ltd.	26	56
Chen-Yen Wei	Chairman, Universal Scientific Industrial Co., Ltd. and President, Universal Scientific Industrial (Shanghai) Co., Ltd.	41	66
Jing Cao	General Manager, UGJQ	5	61
Jack Hou	General Manager, UGTW	26	64
Ta-I Lin	General Manager, UGKS	33	57
Yueh-Ming Lin	General Manager, USISZ	25	55
Bernardo Santos Balderrama	General Manager, USI Mexico	1	52
Gilles Benhamou	Chief Executive Officer, ASTEELFLASH TECHNOLOGIE and Chairman, ASTEELFLASH SUZHOU CO., LTD.	21	67
Ying Pin Wu	General Manager, ASTEELFLASH SUZHOU CO., LTD.	12	54

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

Bough Lin has served as a director of ASEH since its founding in April 2018. Mr. Lin has been SPIL’s director since August 1984. Mr. Lin was chairman and executive vice president of SPIL from December 2000 and resigned in November and December 2020, respectively. Mr. Lin holds a bachelor’s degree in Electronic Physics from National Chiao Tung University in Taiwan and was awarded an honorary Ph.D. from National Chiao Tung University in 2014.

Chi-Wen Tsai has served as a director of ASEH since its founding in April 2018. Mr. Tsai has been SPIL’s director since August 1984. Mr. Tsai is currently chairman and president of SPIL. Mr. Tsai holds a bachelor’s degree in Electrical Engineering from National Taipei Institute of Technology in Taiwan.

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

Joseph Tung has served as a director and chief financial officer of ASEH since its founding in April 2018. He was a director of ASE Inc. from April 1997to December 2020 and chief financial officer of ASE Inc. from December 1994 to July 2020. He was an independent director of Ta Chong Bank Ltd. from October 2007 to December 2017. Before joining ASE Inc., Mr. Tung was a vice president at Citibank, N.A. Mr. Tung holds a bachelor’s degree in Economics from National Chengchi University in Taiwan and a master’s degree in Business Administration from the University of Southern California.

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

Shen-Fu Yu has served as an independent director of ASEH since June 2018. Mr. Yu is also a member of the audit committee, compensation committee and risk management committee of ASEH. He is an independent director of TaiGen Biopharmaceuticals Holdings Ltd. and a supervisor of San Fu Chemical Co., Ltd. He worked at the Deloitte & Touche accounting firm as a consultant from June 2003 to November 2006. Mr. Yu holds a bachelor’s degree in Accounting from National Taiwan University in Taiwan and a master’s degree in Accounting from National Chengchi University in Taiwan.

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

Mei-Yueh Ho has served as an independent director of ASEH since June 2018. She is also a member of the audit committee and risk management committee of ASEH. Ms. Ho is an independent director and a member of the audit committee of Center Laboratories, Inc., Onward Therapeutics SA, KINPO Electronics Inc. and AU Optronics Corp. She is also a member of the compensation committee of Center Laboratories, Inc. and KINPO Electronics Inc. Ms. Ho served as Minister of Ministry of Economic Affairs, R.O.C. from May 2004 to January 2006. She was also Chairperson of the Council for Economic Planning and Development, R.O.C. from May 2007 to May 2008. Ms. Ho holds a bachelor’s degree in Agricultural Chemistry from National Taiwan University in Taiwan.

Du-Tsuen Uang has served as chief administration officer and chief corporate governance officer of ASEH since its founding in April 2018 and March 2019, respectively. Mr. Uang is also chief administration officer of ASE Inc. since August 2017, and director of ASE Cultural& Educational Foundation, ASE Inc., USI Shanghai, Hung Ching and Sino Horizon Holdings Ltd., as well as a Honorary Professor at Ming Chuan University in the law department. Mr. Uang was a senior chief secretary of the Taiwan Ministry of Economic Affairs Central Bureau of Standards, commissioner of Taiwan FTC, independent director of First commercial Bank, and legal counsel at Hung Ching. Mr. Uang received a Ph.D. in Law from National Cheng-Chi University in Taiwan.

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

Gichol Lee has served as general manager of ASE Korea since November 2019. Mr. Lee was previously the VP of Business Systems with Motorola and then ASE Korea. Prior to his current position, he has held various managerial positions with DuPont and Unilever. He holds a master’s degree from Columbia University.

Chih-Hsiao Chung has served as general manager of ASE Japan since March 2011 and general manager of Wuxi Tongzhi since June 2013. Mr. Chung has also managed the sales and marketing of the ASE Japan region since April 2007. Before joining ASE Inc., Mr. Chung was a senior manager of sales and marketing at Kimberly Clark Co., Taiwan. He holds a master’s degree in Business Administration from the University of Wisconsin-Madison.

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

Shih-Kang Hsu has served as general manager of ASE China assembly & test operations since January 2021, chief executive officer of ASEN since August 2010 and general manager of ASEKS since October 2018, after serving as senior vice president of ASE (U.S.) Inc. since June 2006. He joined ASE Inc. in June 2000. Mr. Hsu holds a master’s degree in Mechanical Engineering from Case Western Reserve University.

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

Jing Cao has served as senior vice president of Operations and Smart Manufacturing of Universal Scientific Industrial (Shanghai) Co., Ltd. since April 2015, general manager of Zhangjiang facility of Universal Scientific Industrial (Shanghai) Co., Ltd. since April 2015, and senior vice president of SiM BU and general manager of USIJQ since March 2020. Prior to joining USI, he worked as senior vice president of Operations of UTAC Group and executive positions at other public semiconductor companies in the United States. He holds a master’s degree in Mechanical Engineering and a master’s degree in Industrial Engineering from Arizona State University in the United States.

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

Bernardo Santos Balderrama started serving as USI Mexico assistant vice president since September 2019 and general manager since May 2020. He worked in various OEM companies including Visteon Electronics in Chihuahua Chih. Mexico, Delphi Mechatronics Systems in Matamoros, Tamaulipas Mexico, and he became the operations director of Jabil Guadalajara which is Jabil´s largest site in the Americas where he stayed until he joined USI Mexico. He holds a bachelor’s degree in Mechanical Design Engineering, a second Degree in Electronics Engineering and, a master´s degree in Business Administration from Universidad Autónoma de Nuevo León. He is also certified as a Six Sigma Black Belt by the ASQ.

Gilles Benhamou has served as chief executive officer of ASTEELFLASH TECHNOLOGIE since July 2005 and Chairman of ASTEELFLASH SUZHOU CO., LTD. since April 2008. He founded ASTEEL in 1999 which was the predecessor of ASTEELFLASH. He has been responsible for sales, marketing, and procurement for FAFG Group. He holds a master’s degree in Engineering from Ecole Polytechnique in France.

Ying Pin Wu has served as general manager of ASTEELFLASH SUZHOU CO., LTD. since January 2009. He joined ASTEELFLASH Group in 2008 via the Flash Electronics, Inc. acquisition by ASTEEL. He previously served in a variety of finance positions within Flash Electronics, Inc. and now is responsible for sales, marketing, and procurement in FAFG APAC region. He holds a master’s degree in Business Administration from California State University.

The business address of our directors and executive officers is our registered office.

COMPENSATION

In 2020, we recorded expenses of approximately NT$1,420.8 million (US$50.6 million) as remuneration to our directors and executive officers. In 2020, we accrued pension costs of NT$11.2 million (US$0.4 million) for retirement benefits for our management. According to our Articles of Incorporation, the remuneration of our independent directors is set at NT$3.0 million (US$0.1 million) per person per year. We set aside 0.01% to 1.00% of net profit before income tax, employees’ compensation and remuneration to the directors as employees’ compensation and no more than 0.75% as remuneration to the directors. The difference between the actual amount of remuneration to directors paid and the amount recognized in the consolidated financial statements for the year ended December 31, 2020 was not material. We have not provided any loans to, or guarantees for, the benefit of any of our directors or executive officers. For information regarding our pension and other retirement plans and those of our subsidiaries, see note 23 to our consolidated financial statements included in this annual report.

ASEH Employee Compensation and Stock Option Plans

We award bonuses to employees of ASEH and its subsidiaries who are located in Taiwan based on overall income and individual performance targets. Employees are eligible to receive bonuses in the form of our common shares valued at the closing price (after adjustment with consideration of the effects on the share price, if any, brought by cash and stock dividends resolved at shareholders’ meetings) of our common shares on the day prior to our meeting of the board of directors. Actual amounts of compensation to individual employees are determined based upon the employee meeting specified individual performance objectives. We granted aggregate values of NT$34.4 million and NT$54.9 million (US$2.0 million) as cash bonus to our employees for the years ended December 31, 2019 and 2020, respectively. On March 26, 2021, our board of directors approved the employees’ compensation in the amount of NT$54.9 million (US$2.0 million) in cash. The difference between the actual amount of employees’ compensation and the amount recognized in the consolidated financial statements for the year ended December 31, 2020 was not material.

ASE maintained 2010 and 2015 employee stock option plans before the SPIL Acquisition. ASEH assumed ASE’s obligations of share options, which were granted before entering into and executing the Joint Share Exchange Agreement on April 30, 2018. In August 2018, our board of directors and FSC both approved the first ASEH employee share option plan, under which 131,863 thousand options were granted in November 2018. The total number of options registered under this option plan is 150,000 thousand options. As a result, ASEH currently maintains three employee stock option plans, adopted in 2010, 2015 and 2018. Pursuant to these plans, our full-time employees, including domestic and foreign subsidiaries, are eligible to receive stock option grants. Each option entitles the holder to purchase one ASEH common share at a price not less than the closing market price on the date of the option issuance, such exercise price being subject to retroactive adjustment in the event of certain capital transactions in subsequent periods. Each option is valid for 10 years from the date of the grant. Forty percent of the options originally granted vest upon the second anniversary of the grant date, and an additional 10.0% of the options originally granted vest every six months thereafter. Each option expires at the end of the 10th year following its grant date. The options are generally not transferable. As of December 31, 2020, a total of 1,093 thousand options were outstanding under the 2010 plan with an exercise price of NT$45.2 per share. As of December 31, 2020, a total of 29,235 thousand options were outstanding with an exercise price of NT$73.0 per share under the 2015 plan. As of December 31, 2020, a total of 114,439 thousand options were outstanding with an exercise price of NT$52.9 per share under the 2018 plan.

USI Enterprise Limited Share Option Plans

USI Enterprise Limited maintained three option plans adopted in 2007, 2010 and 2011, under which certain employees of Universal Scientific Industrial and our employees were granted options to purchase common shares of USI Enterprise Limited. Each option under these three plans is valid for 10 to 13 years from the date of the grant. All options granted under this plan have been forfeited or exercised during 2020.

USI Shanghai Option Plans and Restricted Share Plans

As of December 31, 2020, USI Shanghai maintained five option plans: three share option plans in 2015, 2019 and 2020 as well as two restricted share plans in 2019 and 2020.

Under the share option plan in 2015, certain employees of USI Shanghai are granted options to purchase ordinary shares of USI Shanghai at an exercise price of RMB15.5 per share. Each option is valid for 10 years from the date of the grant.

In November 2019, USI Shanghai adopted the first share option plan and granted 17,167 thousand share options to its employees. Each unit represents the right to purchase one ordinary share of USI Shanghai when exercised. The options are valid for 3.0 years, 4.0 years and 5.0 years, respectively, and are exercisable at certain percentages within 12 months subsequent to the second, the third and the fourth anniversary of the grant date under the satisfaction of certain performance conditions within each respective vesting period.

In November 2019, USI Shanghai adopted the first restricted share plan and granted 6,156 thousand ordinary shares to its directors (excluding independent directors), supervisors and employees. In April 2020, the board of directors further resolved to grant 6,403 thousand ordinary shares instead, while other terms remain constant. The plan was of 3 phases starting from 2019 and each phase lasts for 1 year with a valid period of 4.5 years, 3.5 years and 2.5 years, respectively. Upon satisfaction of certain performance conditions in each phase, participants are entitled to subscribe a certain percentage of the total USI Shanghai’s ordinary shares issued under the plan with a lock-up period of 1 year. The valid period may be early terminated or extended prior to one month of the expiration date depending on the conditions of ordinary shares granted. In the event that USI Shanghai increases share capital by capital surplus or by cash, or distributes share dividends or cash dividends, the exercise price is accordingly adjusted.

In September 2020, USI Shanghai adopted the second share option plan and granted 1,140 thousand share options to its employees. The conditions of these issued share options are the same as share options plan that issued in 2019, except that the options are valid for 2.2 years, 3.2 years and 4.2 years, respectively and with each respective vesting period of 1.2 years, 2.2 years and 3.2 years.

In September 2020, USI Shanghai adopted the second restricted share plan and granted 425 thousand ordinary shares to its employees. The conditions of these issued restricted shares are the same as the restricted shares plan that issued in 2019, except that the restricted shares are valid for 2 years and the ordinary shares that USI Shanghai would issue to participants are with a lock-up period of 1.3 year.

As of December 31, 2020, USI Shanghai had 36,813 thousand options outstanding which consists of (i) 31,266 thousand options were outstanding under share option plan, 13,416 thousand options of which had an exercise price of RMB15.5 per share under the share option plan in 2015, 16,710 thousand options of which has an exercise price of RMB13.3 per share under the share option plan in 2019 and 1,140 thousand options of which has an exercise price of RMB21.7 per share under the share option plan in 2020 and (ii) 5,547 thousand options were outstanding under restricted share plan, 5,122 thousand options of which has an exercise price of RMB13.2 per share under the share option plan in 2019 and 425 thousand options of which has an exercise price of nil per share under the restricted share plan in 2020.

BOARD PRACTICES

General

For a discussion of the term of office of the board of directors, see “—Directors and Senior Management.” No benefits are payable to members of the board or the executive officers upon termination of their relationship with us.

Compensation Committee

For a discussion of our compensation committee, see “—Directors and Senior Management—Directors.”

EMPLOYEES

The following table sets forth certain information concerning our employees as of the dates indicated.

	As of December 31
	2018	2019	2020
Total	93,891	96,528	101,981
Function
Direct labor	50,877	51,389	55,878
Indirect labor (manufacturing)	25,002	26,335	26,673
Indirect labor (administration)	7,729	8,036	8,540
Research and development	10,283	10,768	10,890
Location
Taiwan	55,679	57,543	58,421
P.R.C.	28,123	28,920	30,025
Korea	2,429	2,472	2,765
Malaysia	3,867	3,493	3,403
Mexico	2,140	2,419	2,716
Singapore	887	781	795
Japan	340	362	410
United States	426	426	594
Poland	-	112	141
Tunisia	-	-	1,051
Germany	-	-	575
France	-	-	829
Czech Republic	-	-	148
United Kingdom	-	-	108

Eligible employees may participate in our employee share bonus plan and stock option plans and our subsidiaries’ share option plans, such as the option plans adopted by ASEH, USI Enterprise Limited and USI Shanghai. See “—Compensation.”

We have never experienced a work stoppage caused by our employees. We believe that our relationship with our employees is good.

SHARE OWNERSHIP

The following table sets forth certain information with respect to our common shares and options of ASEH exercisable for our common shares held by our directors and executive officers as of January 31, 2021. Percentage of beneficial ownership is based on 4,370,278,782 common shares outstanding as of January 31, 2021.

Director or Executive Officer	Number of ASEH Common Shares Beneficially Held(1)		Percentage of ASEH Total Common Shares Issued and Outstanding	Number of Options Exercisable(2)	Exercise Price of Options (NT$)	Expiration Date of Options
Jason C.S. Chang	949,352,706	(3)	21.72%	1,200,000	52.9	2028/11/23
Richard H. P. Chang	124,175,228		2.84%	1,200,000	52.9	2028/11/23
Bough Lin	7,038,000		*	0	-	-
Chi-Wen Tsai	13,000,000		*	0	-	-
Tien Wu	3,877,473		*	*	52.9	2028/11/23
Joseph Tung	2,740,411		*	*	52.9	2028/11/23
Raymond Lo	2,283,430		*	*	52.9	2028/11/23
Tien-Szu Chen	1,581,821		*	0	-	-
Jeffrey Chen	1,083,000		*	*	52.9	2028/11/23
Rutherford Chang	1,577,647		*	*	52.9	2028/11/23
Shen-Fu Yu	2,388		*	0	-	-
Ta-Lin Hsu	0		0.00%	0	-	-
Mei-Yueh Ho	0		0.00%	0	-	-
Du-Tsuen Uang	50,000		*	*	52.9	2028/11/23
Chun-Che Lee	2,472,251		*	0	-	-
Chung Lin	2,278		*	*	52.9	2028/11/23
Gichol Lee	0		0.00%	0	-	-
Chih-Hsiao Chung	340,489		*	*	52.9	2028/11/23
Chiu-Ming Cheng	544,310		*	*	52.9	2028/11/23
Yen-Chieh Tsao	0		0.00%	*	52.9-73.0	2025/9/10-2028/11/23
Shih-Kang Hsu	165,000		*	*	52.9	2028/11/23
Kwai Mun Lee	209,528		*	0	-	-
Yean Peng Chen	0		0.00%	0	-	-
Heng Ee Ooi	0		0.00%	0	-	-
Kenneth Hsiang	395,000		*	*	52.9	2028/11/23
Randy Hsiao-Yu Lo	0		0.00%	*	52.9	2028/11/23
M.S. Chang	26,750		*	*	52.9	2028/11/23
Chen-Yen Wei	366,115		*	0	-	-
Jing Cao	0		0.00%	0	-	-
Jack Hou	40,458		*	0	-	-
Ta-I Lin	0		0.00%	0	-	-
Yueh-Ming Lin	0		0.00%	0	-	-
Bernardo Santos Balderrama	0		0.00%	0	-	-
Gilles Benhamou	0		0.00%	0	-	-
Ying Pin Wu	0		0.00%	0	-	-

_______________

(1)	Including shares directly held and shares beneficially owned through spouse and minor children.

(2)	Each option may be converted into one of our common shares. The figures referred herein include options convertible into our common shares scheduled to vest within 60 days as of the date hereof.

(3)	Including 684,327,886 common shares Jason C.S. Chang beneficially owned through ASE Enterprises Limited, Aintree Limited and JC Holdings Limited, 260,188,142 common shares beneficially owned through Value Tower Limited and JC Holdings Limited, and 4,836,678 common shares Jason C.S. Chang directly owned. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

*	The sum of the number of common shares held and the number of common shares issuable upon exercise of all options held is less than 1.0% of our total outstanding shares.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth information known to us with respect to the beneficial ownership of our common shares, as of January 31, 2021, by each shareholder known by us to beneficially own more than 5.0% of our total outstanding shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Percentage of beneficial ownership is based on 4,370,278,782 common shares outstanding as of January 31, 2021. In addition, in computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Common Shares Beneficially Owned
Name of Shareholder or Group	Number	Percentage
Jason C.S. Chang(1)	949,352,706	21.72%

_______________

(1)	Jason C.S. Chang is our chairman and chief executive officer. Jason C.S. Chang beneficially owned 684,327,886 common shares through ASE Enterprises Limited, Aintree Limited and JC Holdings Limited, 260,188,142 common shares through Value Tower Limited and JC Holdings Limited, and 4,836,678 common shares Jason C.S. Chang directly owned. As a result, Jason C.S. Chang beneficially owned 949,352,706 common shares, representing 21.72% of our total outstanding shares (based on 4,370,278,782 common shares as of January 31, 2021). ASE Enterprises Limited is a company organized under the laws of Hong Kong. All of the outstanding shares of ASE Enterprises Limited are held by Aintree Limited. Aintree Limited is a company organized under the laws of the British Virgin Islands. All of the shares of Aintree Limited are held by JC Holdings Limited. Value Tower Limited is a company organized under the laws of the British Virgin Islands. Jason C.S. Chang is the sole director of Value Tower Limited and JC Holdings Limited is the sole shareholder of Value Tower Limited. The shares of JC Holdings Limited are held through intermediary holding companies and under a revocable trust established under the laws of the Bailiwick of Guernsey for the benefit of our chairman and chief executive officer, Jason C.S. Chang, and his family. There were no significant changes in the percentage of ownership beneficially owned by Jason C.S. Chang in 2018, 2019 and 2020.

The following table sets forth information relating to our common shares held directly by our consolidated subsidiaries and our equity method investee as of January 31, 2021.

	Common Shares Beneficially Owned
Name of Shareholder	Number	Percentage
ASE Test(1)	44,100,236	1.01%
ASE Test Taiwan(2)	5,489,388	0.13%
J&R Holding Limited(3)	23,351,881	0.53%
Hung Ching(4)	44,130,751	1.01%

_______________

(1)	ASE Test is our wholly owned subsidiary. ASE Test’s ownership of our common shares is the result of the merger of ASE Chung Li with and into us in August 2004, and subsequent dividends upon shares received in connection with this merger. In order to comply with Singapore Companies Act, a trust was established to hold and dispose our common shares issued to ASE Test, a Singaporean Company, upon completion of the merger. The trustee appointed under such trust arrangement is currently a registered shareholder for our common shares issued to ASE Test. See “—Related Party Transactions.”

(2)	ASE Test Taiwan is our wholly owned subsidiary. ASE Test Taiwan’s ownership of our common shares is mainly the result of the merger of ASE Material with and into us in August 2004, and subsequent dividends upon shares received in connection with this merger. In order to comply with Singapore Companies Act, a trust had been established to hold and dispose our common shares issued to ASE Test Taiwan, which had been a subsidiary of ASE Test, upon completion of the merger. In December 2014, the trust established to hold the common shares issued to ASE Test Taiwan had been terminated because ASE Test Taiwan was no longer a subsidiary owned by ASE Test and therefore no longer subject to Singapore Companies Act requirements. As a result, ASE Test Taiwan directly owned 5,489,388 of our common shares as of January 31, 2021. See “—Related Party Transactions.”

(3)	J&R Holding Limited is our wholly owned subsidiary. J&R Holding Limited’s ownership of our common shares is the result of the merger of ASE Chung Li with and into us in August 2004, and subsequent dividends upon shares received in connection with this merger.

(4)	Hung Ching is our equity method investee. As of January 31, 2021, we held 26.2% of the outstanding shares of Hung Ching. Hung Ching acquired our common shares in open market transactions, subsequent dividends upon the acquired shares and shares purchase pursuant to the rights offered by the Company.

As of January 31, 2021, none of our major shareholders had voting rights different from those of our other shareholders. We are not aware of any arrangement that may at a subsequent date result in a change of control of us. Furthermore, other than disclosed above, we are not aware of any significant changes in the percentage of ownership held by our major shareholders in 2018, 2019 and 2020.

As of January 31, 2021, a total of 4,370,278,782 common shares were outstanding. With certain limited exceptions, holders of common shares that are not R.O.C. persons are required to hold their common shares through a brokerage account in the R.O.C. As of January 31, 2021, 217,996,304 common shares were registered in the name of a nominee of Citibank, N.A. the depositary under our ADS deposit agreement. Citibank, N.A., has advised us that, as of January 31, 2021, 108,993,002 ADSs, representing 217,986,004 common shares, were held of record by Cede & Co., and 5,150 ADSs, representing 10,300 common shares, were held by seven other U.S. persons.

RELATED PARTY TRANSACTIONS

In recent years, we have awarded cash bonuses to the employees of our subsidiaries as part of their compensation, based in part on our consolidated net income and the subsidiaries’ contribution to our consolidated income. We expect to continue this practice in the future.

In order to comply with Singapore law and other applicable laws and regulations, trusts organized under R.O.C. law were established to hold and dispose of our common shares issued to ASE Test and ASE Test Taiwan in connection with the merger of ASE Chung Li and ASE Material into our company in August 2004. Under Section 76(1)(b)(ii) of Singapore’s Companies Act, Chapter 50, ASE Test, a Singapore company, may not purport to acquire, directly or indirectly, shares or units of shares in our company, ASE Test’s parent company. Pursuant to the applicable trust agreements, the trustee under each trust is (1) the registered owner of our common shares, (2) authorized to exercise all of the rights as a shareholder of our common shares, (3) authorized to sell our common shares, subject to market conditions, when such common shares become available for resale under R.O.C. law and in accordance with volume limitations under R.O.C. law, at its sole discretion; provided such common shares are sold (i) in compliance with R.O.C. laws and regulations, (ii) in an orderly manner in order to minimize the impact on the trading price of our common shares, and (iii) in a manner consistent with its fiduciary duties owed to ASE Test, and (4) able to transfer and deliver to ASE Test or ASE Test Taiwan the proceeds from the sale of our common shares and any cash dividends distributed, as the case may be. In February 2010, to complete the tender offer to acquire Universal Scientific Industrial, ASE Test transferred 141,808,499 shares to the shareholders of Universal Scientific Industrial. Neither ASE Test nor ASE Test Taiwan have any rights with respect to our common shares held in trust pursuant to the applicable trust agreements other than the right to receive the proceeds from the sale of such common shares and cash dividends declared while the shares remain in trust. In December 2014, the trust established to hold the common shares issued to ASE Test Taiwan had been terminated because ASE Test Taiwan was no longer a subsidiary owned by ASE Test and therefore no longer subject to the Singapore Companies Act requirements. As a result, ASE Test Taiwan directly owned 5,489,388 of our common shares as of January 31, 2021 and the trust established to hold the common shares issued to ASE Test held 44,100,236 of our common shares.

In order to demonstrate our commitment to environmental protection, in December 2013, our board of directors approved contributions to environmental protection efforts in Taiwan in a total amount of not less than NT$3,000.0 million, to be made in the next 30 years. For each of the years ended December 31, 2018, 2019 and 2020, we have made contributions in the amount of NT$100.0 million (US$3.3 million), respectively, through the ASE Cultural and Educational Foundation to fund various environmental projects. On December 10, 2020, our board of directors resolved in a resolution to establish the ASE Environmental Protection and Sustainability Foundation from its self-raised endowment of NT$15.0 million (US$0.5 million) for promotion of public interest related to environmental protection. On December 22, 2020, we have made contributions in the amount of NT$100.0 million (US$3.6 million), through the ASE Environmental Protection and Sustainability Foundation to continuously implement the activities related to environmental protection projects.

In June 2020, our subsidiary, ASE, and Hung Ching and we entered into a joint development agreement under the concept of joint construction. The agreement stipulates that Hung Ching will build the plant on the leasehold land and ASE and its affiliates will have the priority to purchase the plant after the completion of the plant construction. The final transaction price will be the purchase price less an amount based on the ratio calculated by independent professional appraisers.

In September 2020, our subsidiary, USI Enterprise Limited, repurchased its own 2,685 thousand ordinary shares from our key management personnel with approximately NT$1,521.0 million (US$54.1 million).

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

Item 8. Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated financial statements are set forth under “Item 18. Financial Statements.”

Export Sales

We categorize our revenues geographically based on the country in which the customer is headquartered. Revenues from our export sales were NT$325,462.5 million, NT$361,937.7 million and NT$412,149.4 million (US$14,677.7 million) in 2018, 2019 and 2020, respectively, which contributed 87.7%, 87.6% and 86.4% of our total sales volume for those periods, respectively. See “Item 4. Information on the Company—Business Overview—Sales and Marketing” for information on our export sales.

Legal Proceedings

K7 Plant Wastewater Discharge

On December 20, 2013, the KEPB imposed an administrative fine of NT$102.0 million (the “Original Fine”) upon us for violation of the Water Pollution Control Act. After we sought administrative remedies against the Original Fine, the Original Fine has been revoked by final judgment of Supreme Administrative Court on June 8, 2017, and KEPB was ordered to refund the Original Fine to us. On December 27, 2019, KEPB refunded NT$55.1 million (US$1.8 million) to us. On February 10, 2020, KEPB re-imposed an administrative fine of NT$47.0 million (US$1.7 million) (the “New Fine”) upon us and offset the New Fine by the remaining amount which shall be refunded to us, therefore no additional payment that we should make for the New Fine. After we filed an administrative appeal against the New Fine, the Administrative Appeal Review Committee of Kaohsiung City Government has revoked the New Fine on December 15, 2020 and remanded to KEPB for another legitimate administrative action.

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

Waste Disposal Discharge

Five employees and a waste disposal supplier of a subsidiary in China were accused by the Procuratorate of committing the crime of environmental pollution in 2018. During the trial, the Procuratorate claimed that the subsidiary should also be charged with corporate crime, which caused the subsidiary to receive a charge and additional indictment in October 2019. In June 2020, in the first trial, the court of first instance ruled that the subsidiary shall be imposed a fine of RMB400 thousand and return the benefit (RMB344 thousand) generated from such violation. Both of the fine and the return of benefit from violation were recognized by the subsidiary under the line item of other gains and losses. Because some of co-defendants have filed an appeal against the judgment and, pursuant to local applicable law, the whole case will be deemed appealed, this case has not been final and has been moved to the court of second instance for trial. As of the date of this annual report, the trial proceeding is pending Procuratorate’s judgments and, therefore, the final results could not be reliably measured.

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

Dividends and Dividend Policy

The following table sets forth the stock dividends paid during each of the years indicated and related information. On March 26, 2021, our board of directors adopted resolutions to pay cash dividends of NT$4.20 per share based on 4,378,537,032 shares, which equals the number of issued shares shown in the shareholders’ roster as of March 17, 2021. This proposal is subject to shareholders’ approval at the annual general shareholders meeting in June 2021 and the actual cash dividends per share may be adjusted by fluctuations in the number of our shares due to factors such as the exercise of share options, capital increase in cash, cancellation and repurchase of treasury stocks.

	Cash Dividends per Common Share		Stock Dividends per Common Share	Total Common Shares Issued as Stock Dividends	Outstanding Common Shares on Record Date(1)	Percentage of Outstanding Common Shares Represented by Stock Dividends
	NT$		NT$
2016	1.60		-	-	7,931,725,946	-
2017	1.40		-	-	8,405,972,044	-
2018	2.50	(2)	-	-	4,319,674,282	-
2019	2.50		-	-	4,324,861,082	-
2020	2.00		-	-	4,338,439,132	-

_______________

(1)	Aggregate number of common shares outstanding on the record date applicable to the dividend payment. Includes common shares issued in the previous year under our employee bonus plan.

(2)	Cash dividend from capital surplus. ASEH, the continuing entity of ASE, was established on April 30, 2018 and as such has no retained earnings. In June 2018, to protect shareholder’s interest, we resolved to distribute cash from capital surplus that was assumed from ASE’s retained earnings and generated from the Share Exchange process.

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

Item 9. The Offer and Listing

OFFER AND LISTING DETAILS

Our common shares have been listed on the TWSE under the symbol “3711” since April 30, 2018. The TWSE is an auction market where the securities traded are priced according to supply and demand through announced bid and ask prices. As of January 31, 2021, there were an aggregate of 4,370,278,782 of our common shares outstanding.

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

Our ADSs have been listed on the NYSE under the symbol “ASX” since April 30, 2018. The outstanding ADSs are identified by the CUSIP number 00215W100. As of January 31, 2021, a total of 108,998,152 ADSs were outstanding.

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

We were incorporated on April 30, 2018 as a company limited by shares under the R.O.C. Company Law. Our authorized share capital was NT$55,000,000,000, divided into 5,500,000,000 common shares with a par value of NT$10 per share, 4,370,278,782 of which were outstanding as of January 31, 2021. We do not have any equity in the form of preference shares or otherwise outstanding as of the date of this annual report.

Subject to limited exceptions, with the approval of our board of directors and the FSC, we may grant stock options to our employees; stock options worth NT$4,000,000,000 are reserved for employee subscription. We may issue new shares to employees with restricted rights after the resolutions of the shareholders’ meeting. See “Item 6. Directors, Senior Management and Employees—Compensation—ASEH Employee Compensation and Stock Option Plans.”

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

Dividends and Distributions

In general, we are not permitted to distribute dividends or make other distributions to shareholders in any given year in which we did not have either earnings or retained earnings. Before distribution of dividends, we shall offset the losses incurred in prior years, and then set aside 10% of remaining net earnings as a legal reserve until the accumulated legal reserve equals our paid-in capital, and then allocate or reverse a special surplus reserve in accordance with laws or regulations set forth by the authorities concerned. The remainder plus the undistributed earnings shall be distributed in accordance with the proposal submitted by the board of directors and adopted by the general meeting of shareholders.

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

Meetings of Shareholders

We are required to hold an annual general meeting of our shareholders within six months following the end of each fiscal year. These meetings are generally held in Kaohsiung, Taiwan. Any shareholder who holds 1% or more of our issued and outstanding shares may submit one proposal for discussion at our annual general meeting. Extraordinary general shareholders’ meetings may be convened by resolution of the board of directors or by the board of directors upon the written request of any shareholder or shareholders who have held 3% or more of the outstanding common shares for a period of one year or longer or shareholders who have held more than 50% of the outstanding common shares for three months or longer. Shareholders’ meetings may also be convened by member(s) of the audit committee. Notice in writing of meetings of shareholders, stating the place, time and purpose, must be dispatched to each shareholder at least 30 days, in the case of annual general meetings, and 15 days, in the case of extraordinary meetings, before the date set for each meeting. A majority of the holders of all issued and outstanding common shares present at a shareholders’ meeting constitutes a quorum for meetings of shareholders.

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

Annual Financial Statements

At least 10 days before the annual general meeting, our annual financial statements, which are prepared in conformity with Taiwan-IFRS, must be available at our principal executive office in Kaohsiung, Taiwan for inspection by the shareholders. According to the regulations of the FSC, we are required to publish our annual and quarterly financial statements on a consolidated basis. In addition, the R.O.C. Securities and Exchange Act requests a public company, such as us, publicly announces its audited annual financial report within three months after the close of each fiscal year.

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

Acquisition of Common Shares by us

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

We may not pledge or hypothecate any of our shares purchased by us. In addition, we may not exercise any shareholders’ right attaching to such shares. In the event that we purchase our shares on the TWSE, our affiliates, directors, managers and shareholders, together with their respective spouse, minor children and/or nominees who hold 10.0% or more of our total issued shares (as well as such respective spouses, minor children and/or nominees) are prohibited from selling any of our shares during the period in which we are purchasing our shares.

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

On December 1, 2020, USI Shanghai and USIFR successfully completed the acquisition of 100% shares of FAFG. Upon making payment of the cash consideration, USIFR paid NT$10,800,558 thousand (US$384,635 thousand) to acquire 71,530 thousand shares of FAFG (approximately 89.6% of the issued shares of FAFG) and USI Shanghai issued its 25,940 thousand new ordinary shares, which amounting to NT$1,734,570 thousand (US$61,772 thousand), as share consideration in exchange for 8,318 thousand shares of FAFG (approximately 10.4% of the issued shares of FAFG). As a result, USI has acquired 100% of FAFG’s total issued shares, 79,848 thousand shares. In addition, USIFR is obliged to pay an additional amount up to US$42,805 thousand, subject to an earn-out mechanism linked to FAFG Group’s business performance provided under the share purchase agreement, in 2023. USIFR deposited NT$294,244 thousand (US$10,479 thousand) in advance to trust account in December 2020. The total consideration transferred, amounting to NT$12,829,372 thousand (US$456,886 thousand), includes cash, share consideration and contingent consideration arrangement was tentative as of December 31, 2020, because the fair values of the ordinary shares newly issued by USI Shanghai and the contingent consideration arrangement for the earn-out were still being determined.

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

Tax Treaty

At present, the R.O.C. has income tax treaties with Indonesia, Singapore, New Zealand, Australia, the United Kingdom, South Africa, Gambia, eSwatini (Swaziland), Malaysia, North Macedonia, the Netherlands, Senegal, Sweden, Belgium, Denmark, Israel, Vietnam, Paraguay, Hungary, France, India, Slovakia, Switzerland, Germany, Thailand, Kiribati, Luxembourg, Austria, Italy, Japan, Canada, Poland and Czech Republic. These tax treaties may limit the rate of R.O.C. withholding tax on dividends paid with respect to common shares issued by R.O.C. companies. A non-R.O.C. holder of ADSs may or may not be considered as the beneficial owner of common shares for the purposes of such treaties. Accordingly, holders of ADSs who wish to apply a reduced withholding tax rate that is provided under a tax treaty should consult their own tax advisers concerning such application. The United States does not have an income tax treaty with the R.O.C.

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

Subject to applicable limitations, under current law, certain dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders are taxable at the preferential rates applicable to long-term capital gain. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs representing such shares) that are readily tradable on a securities market in the United States, such as the NYSE, where our ADSs are traded. U.S. Holders should consult their tax advisers to determine whether these preferential rates may apply to dividends they receive and whether they are subject to any special rules that limit their ability to be taxed at these preferential rates.

Subject to applicable limitations and restrictions, some of which vary depending upon the U.S. Holder’s circumstances, the R.O.C. taxes withheld from dividend distributions, reduced by any credit against the withholding tax that is paid by us on account of the retained earnings tax, will be eligible for credit against the U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex and, therefore, U.S. Holders should consult their tax advisers regarding the availability of foreign tax credits in their particular circumstances. Instead of claiming a credit, U.S. Holders may, at their election, deduct otherwise creditable R.O.C. taxes in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

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

Capital Gains

A U.S. Holder generally will recognize U.S.-source capital gain or loss for U.S. federal income tax purposes on the sale or exchange of our common shares or ADSs, which will be long-term capital gain or loss if our common shares or ADSs were held by the U.S. Holder for more than one year. The amount of gain or loss will be equal to the difference between the U.S. Holder’s tax basis in our common shares or ADSs disposed of and the amount realized on disposition, in each case as determined in U.S. dollars. A U.S. Holder’s basis in our common shares or ADSs will generally equal the U.S. Holder’s cost of such common shares or ADSs. If a U.S. Holder receives our common shares or ADSs in a nontaxable pro rata distribution with respect to its ADSs or common shares (the “new securities”), the basis of such new securities must be determined by allocating the basis of the common shares or ADSs with respect to which the new securities were issued (the “old securities”) between the old securities and new securities in proportion to their fair market values on the date of distribution. U.S. Holders should consult their tax advisers about the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate taxpayers, and capital losses, the deductibility of which may be limited.

Passive Foreign Investment Company Rules

We believe that we were not a passive foreign investment company, or “PFIC,” for U.S. federal income tax purposes for our 2020 taxable year. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year.

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

DIVIDENDS AND PAYING AGENTS

Not applicable

STATEMENT BY EXPERTS

Not applicable.

DOCUMENTS ON DISPLAY

We file annual reports on Form 20-F and periodic reports on Form 6-K with the SEC. You can read and copy these reports and other information at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also request copies of the documents, upon payment of a duplicating fee, by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The reports and other information we file electronically with the SEC are also available to the public from the SEC’s website at https://www.sec.gov. Information about ASEH is also available to the public on our website at https://www.aseglobal.com.

SUBSIDIARY INFORMATION

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Market Risk

Our exposure to financial market risks relates primarily to changes in interest rates and foreign currency exchange rates. Our risk management department monitored risks to mitigate risk exposures, reported unsettled position, transaction balances and related gains or losses to our chief financial officer on monthly basis. See note 34 to our consolidated financial statements included in this annual report for details.

Interest Rate Risk. Our exposure to interest rate risks relates primarily to our borrowings with floating rates, which are normally incurred to support our corporate activities and capital expenditures. We utilized financing instruments with low interest rates and favorable terms to maintain low financing cost, adequate banking facilities, as well as to hedge interest rate risk. In addition, LIBOR is expected to be phased out by the end of 2021, which necessitates adopting an alternative interest reference rate. Certain of our borrowings are based on LIBOR, we cannot predict the consequences and timing of these developments, and if such transition may cause a reduction in our interest income and/or an increase in our interest expense.

For assets and liabilities with floating interest rates, a 100 basis point increase or decrease was used when reporting interest rate risk internally to key management personnel. If interest rates had been 100 basis points (1%) higher or lower and all other variables held constant, our profit before income tax for the year ended 2020 would have decreased or increased approximately by NT$862.0 million (US$30.7 million). Hedging contracts and hedged items have been taken into account while measuring the changes in profit before income tax. The abovementioned sensitivity analysis mainly focused on the interest rate items at the end of year. As the year-end exposure did not reflect the exposure for the year ended December 31, 2020, the abovementioned sensitivity analysis was unrepresentative of 2020.

The tables below set forth information relating to our significant obligations, including short-term borrowings and long-term borrowings, including bank loans, bills payable and bonds payable as of December 31, 2020.

		Expected Maturity Date
	2021	2022	2023	2024	2025	Thereafter	Total	Fair Value
	(in millions, except percentages)
Short-term borrowings:
Variable rate (NT$)	9,517.2	-	-	-	-	-	9,517.2	9,517.2
Average interest rate	0.91%	-	-	-	-	-	0.91%	-
Fixed rate (NT$)	6,000.0	-	-	-	-	-	6,000.0	6,000.0
Average interest rate	0.97%	-	-	-	-	-	0.97%	-
Variable rate (US$)	429.1	-	-	-	-	-	429.1	429.1
Average interest rate	0.77%	-	-	-	-	-	0.77%	-
Fixed rate (US$)	21.7	-	-	-	-	-	21.7	21.7
Average interest rate	1.73%	-	-	-	-	-	1.73%	-
Variable rate (RMB)	329.5	-	-	-	-	-	329.5	329.5
Average interest rate	3.58%	-	-	-	-	-	3.58%	-
Fixed rate (RMB)	200.0	-	-	-	-	-	200	200.0
Average interest rate	3.30%	-	-	-	-	-	3.30%	-
Variable rate (EUR)	4.2	-	-	-	-	-	4.2	4.2
Average interest rate	1.47%	-	-	-	-	-	1.47%	-
Variable rate (HKD)	1,030.4	-	-	-	-	-	1,030.4	1,030.4
Average interest rate	1.43%	-	-	-	-	-	1.43%	-
Long-term borrowings:
Variable rate (NT$)	12.1	48,610.1	1,104.3	1,350.4	1,100.4	3,047.3	55,224.6	55,224.6
Average interest rate	2.35%	0.73%	0.15%	0.21%	0.24%	(0.67)%	0.62%	-
Fixed rate (NT$)	7,000.0	9,904.8	5,000.0	13,902.4	15,000.0	5,500.0	56,307.2	56,307.2
Average interest rate	1.30%	1.81%	1.03%	1.43%	0.88%	1.00%	1.26%	-
Variable rate (US$)	40.9	903.8	255.0	-	-	-	1,199.7	1,199.7
Average interest rate	1.15%	0.91%	1.08%	-	-	-	0.95%	-
Variable rate (EUR)	66.2	188.8	24.0	33.0	33.0	-	345.0	345.0
Average interest rate	1.29%	1.32%	2.07%	2.16%	2.28%	-	1.54%	-
Variable rate (RMB)	166.0	437.3	448.2	167.6	208.9	844.8	2,272.8	2,272.8
Average interest rate	4.33%	4.39%	4.77%	5.47%	5.54%	2.11%	3.80%	-

Foreign Currency Exchange Rate Risk. Our foreign currency exposure gives rise to market risk associated with exchange rate movements against the NT dollar, our functional currency. Currently, the majority of our revenues are denominated in U.S. dollars, with a portion denominated in NT dollars and Japanese yen. Our costs of revenues and operating expenses are incurred in several currencies, primarily in NT dollars, U.S. dollars, RMB, Japanese yen, Korean won, Euro, as well as, to a lesser extent, Singapore dollars, Malaysian ringgit. In addition, a substantial portion of our capital expenditures, primarily for the purchase of packaging and testing equipment, has been, and is expected to continue to be, denominated primarily in U.S. dollars with the remainder in Japanese yen. The majority of our borrowings are denominated in NT dollars, U.S. dollars and RMB. Fluctuations in exchange rates, primarily among the U.S. dollar, Japanese yen and Hong Kong dollar against the NT dollar and RMB, will affect our costs and operating margins and could result in exchange losses and increased costs in NT dollar and other local currency terms.

We use 1% fluctuation when reporting foreign currency exchange rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign currency exchange rates. The sensitivity analysis included financial assets and liabilities and inter-company receivables and payables within the Group. The changes in profit before income tax due to a 1% change in U.S. dollar, Japanese yen, and Hong Kong dollar against NT dollar and RMB would be NT$35.0 million (US$1.2 million) for the year ended December 31, 2020. The abovementioned sensitivity analysis mainly focused on the foreign currency monetary items at each balance sheet date. As the period-end exposure did not reflect the exposure for the year ended December 31, 2020, the abovementioned sensitivity analysis was unrepresentative.

To protect against reductions in value and the volatility of future cash flows caused by changes in foreign currency exchange rates, we entered into a variety of non-derivative financial instruments and derivative financial instruments to minimize the impact of foreign currency fluctuations on our results of operations. Despite hedging and mitigating techniques implemented by us, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations. We recorded net foreign exchange gains of NT$1,005.4 million (US$35.8 million) in 2020.

Our hedging strategy was to lift borrowings denominated in foreign currencies to avoid exchange rate exposure from its investments in equity instruments denominated in foreign currencies (recognized under the line item of financial assets at FVTPL) and net investment in foreign subsidiary, USIFR, which has EUR as its functional currency. Those transactions were designated as fair value hedges and a hedge of net investment in foreign operation, respectively. Hedge adjustments were made to totally offset the foreign exchange gains or losses from those equity instruments denominated in foreign currencies and foreign operations when they were evaluated based on the exchange rates on each balance sheet date. The hedge ineffectiveness in these hedging relationships arose from the material difference between the notional amounts of borrowings denominated in foreign currencies and the original investments in equity instruments denominated in foreign currencies and net investment in foreign operations. No other source of ineffectiveness is expected to emerge from these hedging relationships.

The table below sets forth our outstanding forward exchange contracts, swap contracts and target redemption forward contracts, for which the expected maturity dates are in 2021, in aggregate terms by type of contract as of December 31, 2020.

	Forward Exchange Contracts	Swap Contracts	Target Redemption Forward Contracts

Buy US$ against NT$
Notional Amount	US$95.0 million	US$1,755.0 million	-
Weighted Average Strike Price	US$/NT$28.076	US$/NT$29.140	-
Fair Value	US$0.449 million	Negative US$43.969 million	-

Buy US$ against RMB
Notional Amount	US$116.1 million	-	-
Weighted Average Strike Price	US$/RMB6.520	-	-
Fair Value	US$0.106 million	-	-

Buy US$ against HKD
Notional Amount	US$0.5 million	-	-
Weighted Average Strike Price	US$/HKD7.750	-	-
Fair Value	US$0.000 million	-	-

Buy US$ against EUR
Notional Amount	-	-	US$27.5 million
Weighted Average Strike Price	-	-	US$/EUR0.847
Fair Value	-	-	Negative US$2.821 million

Sell US$ against NT$
Notional Amount	US$27.5 million	US$675.2 million	-
Weighted Average Strike Price	US$/NT$28.281	US$/NT$28.248	-
Fair Value	Negative US$0.193 million	Negative US$5.482 million	-

Sell US$ against RMB
Notional Amount	US$363.0 million	US$59.8 million	-
Weighted Average Strike Price	US$/RMB6.572	US$/RMB6.619	-
Fair Value	US$1.704 million	US$0.855 million	-

Sell US$ against JP¥
Notional Amount	US$100.1 million	US$41.6 million	-
Weighted Average Strike Price	US$/JP¥103.979	US$/JP¥103.291	-
Fair Value	US$0.932 million	US$0.098 million	-

Sell US$ against MYR
Notional Amount	US$24.0 million	-	-
Weighted Average Strike Price	US$/MYR4.114	-	-
Fair Value	US$0.527 million	-	-

Sell US$ against SGD
Notional Amount	US$18.5 million	-	-
Weighted Average Strike Price	US$/SGD1.344	-	-
Fair Value	US$0.328 million	-	-

Sell US$ against KRW
Notional Amount	US$16.0 million	US$30.0 million	-
Weighted Average Strike Price	US$/KRW1,098.456	US$/KRW1,102.200	-
Fair Value	US$0.171 million	US$0.415 million	-

Sell US$ against EUR
Notional Amount	US$1.6 million	-	-
Weighted Average Strike Price	US$/EUR0.821	-	-
Fair Value	US$0.016 million	-	-

Sell US$ against HKD
Notional Amount	-	US$13.8 million	-
Weighted Average Strike Price	-	US$/HKD7.751	-
Fair Value	-	US$0.018 million	-

Other Market Risk. Our exposure to other market risk relates primarily to our investments in non-derivative financial assets at FVTPL which include quoted ordinary shares, open-end mutual funds, unquoted preferred shares, private-placement funds, and investments in equity instruments at FVTOCI which include unquoted ordinary shares, unquoted preferred shares and limited partnership. The value of these investments may fluctuate based on various factors including prevailing market conditions. Moreover, the fair value of investments in unlisted securities may be significantly different from their carrying value. As of December 31, 2020, our investments in quoted ordinary shares, open-end mutual funds, unquoted preferred shares and private-placement funds classified as financial assets at FVTPL were NT$5,914.0 million (US$210.6 million). As of December 31, 2020, our investments in equity instruments at FVTOCI were NT$728.4 million (US$25.9 million). If equity price was 1.0% higher or lower, profit before income tax would have increased or decreased approximately by NT$59.0 million (US$2.1 million) for the same period and other comprehensive income before income tax would have increased or decreased approximately by NT$7.0 million (US$0.2 million) for the same period. Furthermore, fluctuations in gold prices may also affect the price at which we have been able to purchase gold wire. How this will impact the results of our operations depends on whether such costs can be transferred onto our customers.

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

Depositary Payments

In 2020, we received the following payments from Citibank, N.A., the depositary bank for our ADR programs. The table below sets forth details of the amount we received from Citibank, N.A.

Items	Depositary Payments
Reimbursement of SEC Filing Fees	US$	5,153.15
Direct reimbursement	US$	1,921,893.91
Net payment received by us(1)	US$	1,927,047.06

_______________

(1)       Net of U.S. withholding tax.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

As of December 31, 2020, our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15(d)-15(e) under the Exchange Act. Our management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are effective for recording, processing, summarizing and reporting, within the time periods specified in the SEC’s rules and forms, for information required to be disclosed in the reports we file or submit under the Exchange Act, and for accumulating and communicating such information to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2020. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013).

Based on this assessment, management concluded that, as of December 31, 2020, our internal control over financial reporting is effective based on those criteria.

Our evaluation of the effectiveness of our internal control over financial reporting as of December31, 2020 excluded the internal control over financial reporting of FAFG Group, because FAFG Group was acquired on December 1, 2020 and whose financial statements constitute 4.2% percent and 3.0% percent of net and total assets, respectively, 0.4% percent of operating revenues, and 0.3% percent of net income of the consolidated financial statement amounts as of and for the year ended December31, 2020. Our independent registered public accounting firm, Deloitte & Touche, independently assessed the effectiveness of our internal control over financial reporting. Deloitte& Touche has issued an attestation report, which is included below. SPIL’s independent registered public accounting firm, PricewaterhouseCoopers, independently assessed the effectiveness of SPIL’s internal control over financial reporting. PricewaterhouseCoopers has issued an attestation report, which is included below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of

ASE Technology Holding Co., Ltd.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of ASE Technology Holding Co., Ltd. (a corporation incorporated under the laws of the Republic of China) and its subsidiaries (collectively, the “Group”) as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, based on our audit and the report of other auditors, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We did not audit the effectiveness of internal control over financial reporting of Siliconware Precision Industries Co., Ltd. and its subsidiaries (collectively, “SPIL”), a wholly owned subsidiary, whose consolidated financial statements reflect total assets and operating revenues constituting 22% and 21%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2020. The effectiveness of SPIL’s internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the effectiveness of SPIL’s internal control over financial reporting, is based solely on the report of other auditors.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2020 of the Group and our report dated April 1, 2021, expressed an unqualified opinion on those consolidated financial statements based on our audit and the report of other auditors.

As described in Management’s Annual Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at FINANCIERE AFG and its subsidiaries (collectively, “FAFG”) which was acquired on December 1, 2020, and whose financial statements constituted 4.2% and 3.0% of net and total assets, respectively, 0.4% of operating revenues, and 0.3% of profit of the consolidated financial statement amounts as of and for the year ended December 31, 2020. Accordingly, our audit did not include the internal control over financial reporting at FAFG.

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

April 1, 2021

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of

Siliconware Precision Industries Co., Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Siliconware Precision Industries Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”) (not presented herein). We also have audited the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 13 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the Board of Directors and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment assessment of property, plant and equipment (PPE)

As described in Note 12 to the consolidated financial statements, the Company’s consolidated PPE balance was NT$65,623,776 thousand (US$2,337,029 thousand) at December 31, 2020. Management assesses whether there is indication for PPE impairment at each reporting date or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Because of changes in demand of the Company’s packaging and testing services, it raised the uncertainty of the recoverability of the Company’s PPE. Recoverable amounts are estimated for individual assets or, where an individual asset cannot generate cash inflows independently, the recoverable amount is determined for the larger cash generating unit to which it belongs. Management judgment is applied in identifying cash-generating units. The recoverable amount of the assets is determined based on the higher of the fair value less costs to sell or value-in-use calculated using discounted cash flows (DCF) model. Future cash flow assumptions relating to this valuation, are estimated based on financial forecast which reflects the long-term plans for the Company. The determination of future cash flows includes significant management's judgement and assumptions, including forecast of future revenue, gross profit rates and weighted average cost of capital (WACC) rate.

The principal considerations for our determination that performing procedures relating to the impairment assessment of PPE is a critical audit matter because there was significant judgment by management when identifying cash generating units, as well as developing management’s assessment of the recoverable amount for all cash generating units where impairment indicators were identified. This in turn led to a high degree of auditor judgment, subjectivity and effort in evaluating management's identification of cash generating units and significant assumptions, including forecast of future revenue, gross profit rates and WACC rate. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's identification of cash generating units and impairment calculations, including controls relating to the significant assumptions used in these calculations. These procedures also included, among others, an assessment of the appropriateness of the cash generating units identified by management, testing management's process for determining the recoverable amount of the cash generating units where impairment indicators were identified, evaluating the appropriateness of the methodology used in the DCF model, testing the completeness and accuracy of underlying data used in the DCF model and evaluating reasonableness of significant assumptions used by management, including forecast of future revenue, gross profit rates and WACC rate and performing a retrospective comparison of forecasted cash flows to actual past performance and previous forecasts. Professionals with specialized skill and knowledge were used to assist in evaluating the DCF model and WACC rate.

/s/PricewaterhouseCoopers, Taiwan

Taipei, Taiwan

March 18, 2021

Changes in Internal Control over Financial Reporting

Other than as explained below, there has been no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting during 2020.

On December 1, 2020, we acquired of FAFG Group. As a result of the timing, breadth and complexity of the transaction, we increased the level of resources involved in the application of our internal processes and controls to the financial closing. During 2021, we expect the following will occur with respect to these acquired businesses: (1) they will continue the transition to our accounting and reporting policies and processes, (2) they will assess the design and operating effectiveness of their internal control system based on criteria established in Internal Control- Integrated Framework (2013) issued by the COSO, and (3) their control systems and processes will be integrated into our framework of internal controls over financial reporting. These actions may precipitate changes in processes or controls.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our board of directors determined that Shen-Fu Yu, Ta-Lin Hsu and Mei-Yueh Ho are audit committee financial experts as defined under the applicable rules of the SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002 and are independent for the purposes of Rule 10A-3 of the Exchange Act.

Item 16B. Code of Ethics

We have adopted a Code of Business Conduct and Ethics (the “Code of Ethics”), which satisfies the requirements of Item 16B of Form 20-F and applies to all employees, officers, supervisors and directors of our Company and subsidiaries, including our chief executive officer, chief financial officer and principal accounting officer. The Code of Ethics contains the policies with respect to anti-corruption, fair competition, anti-money laundering, whistleblowing and regulatory compliance. The Code of Ethics has built robust and effective policies and procedures to enable high ethical standards of business conduct that can be persistently maintained. We have continued to implement the Code of Ethics through promoting awareness and educational activities among our employees, officers, supervisors and directors of our Company and subsidiaries in daily operation. The Code of Ethics is available on our website at: https://ir.aseglobal.com/attachment/20180622151727139618980_en.pdf

Item 16C. Principal Accountant Fees and Services

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

	Year Ended December 31,
	2018	2019	2020
	NT$	NT$	NT$	US$
Audit fees(1)	157,244.5	168,874.7	173,103.6	6,164.6
Audit-related fees(2)	9,319.9	41,035.3	2,377.9	84.7
Tax fees(3)	31,394.8	23,532.4	27,433.5	977.0
All other fees(4)	19,776.7	7,063.0	4,125.4	146.9
Total	217,735.9	240,505.4	207,040.4	7,373.2

_______________

(1)	Audit fees are defined as the standard audit and review work that needs to be performed each year in order to issue an opinion on our consolidated financial statements and to issue reports on the local statutory financial statements. It also includes services that can only be provided by our auditor such as statutory audits required by the Tax Bureau of the R.O.C. and the Customs Bureau of the R.O.C., consents, and comfort letters and any other audit services required for SEC or other regulatory filings.

(2)	Audit-related fees consist of assurance and related services by Deloitte & Touche that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under Audit Fees. The service for the fees disclosed under this category relate to cash capital increase and bonds offering.

(3)	Tax fees consist of professional services rendered by Deloitte & Touche for tax compliance and tax advice. The services for the fees disclosed under this category include tax return preparation and technical tax advice.

(4)	Other fees primarily consist of a risk management advisory fee and a business operation and process advisory fee, among others.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Share Repurchase

In March 2018, pursuant to the R.O.C. Business Mergers and Acquisitions Act, ASE’s board of directors resolved to repurchase its 1,852,000 common shares at the price of NT$38.5 per share from dissenting shareholders of the Share Exchange; all of the repurchased common shares from dissenting shareholders of the Share Exchange were canceled in April 2018.

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

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

The Company has elected to provide financial statements for fiscal year 2020 and the related information pursuant to Item 18.

Item 18. Financial Statements

Reference is made to pages F-1 to F-119 of this annual report.

The consolidated financial statements of the Company and the report thereon by its independent registered public accounting firm listed below are attached hereto as follows:

(a)	Report of Independent Registered Public Accounting Firm of the Company dated April 1, 2021 (pages F-1 to F-3).

(b)	Report of Independent Registered Public Accounting Firm of SPIL dated March 18, 2021 (page F-4 to F-5).

(c)	Consolidated Balance Sheets of the Company and subsidiaries as of December 31, 2019 and 2020 (page F-6 to F-7).

(d)	Consolidated Statements of Comprehensive Income of the Company and subsidiaries for the years ended December 31, 2018, 2019 and 2020 (page F-8 to F-9).

(e)	Consolidated Statements of Changes in Equity of the Company and subsidiaries for the years ended December 31, 2018, 2019 and 2020 (page F-10 to F-11).

(f)	Consolidated Statements of Cash Flows of the Company and subsidiaries for the years ended December 31, 2018, 2019 and 2020 (pages F-12 to F-14).

(g)	Notes to Consolidated Financial Statements of the Company and subsidiaries (pages F-15 to F-119).

Item 19. Exhibits

1.	*Articles of Incorporation of the Registrant (English translation of Chinese version) (incorporating all amendments as of June 24, 2020).

2.

(a)	Deposit Agreement, dated as of April 30, 2018, by and among ASE Technology Holding Co., Ltd., a company organized under the laws of the Republic of China and previously known as “ASE Industrial Holding Co., Ltd.”, Citibank, N.A., as Depositary, and the Holders and Beneficial Owners of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 2(a) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2019 filed on March 31, 2020, as amended).

(b)	*Description of Securities.

4.

(a)	^ Asset Purchase Agreement dated as of July 3, 1999 among ASE (Chung Li) Inc., ASE Inc., Motorola Electronics Taiwan, Ltd. and Motorola, Inc. (incorporated by reference to Exhibit 10.2 to ASE Test’s registration statement on Form F-3 (File No. 333-10892) filed on September 27, 1999 (the “ASE Test 1999 Form-3”)).

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

_______________

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
Name: Joseph Tung
Title: Chief Financial Officer

Date: April 6, 2021

ASE Technology Holding Co., Ltd.

and Subsidiaries

Consolidated Financial Statements as of December 31, 2019 and 2020 and for the Years Ended December 31, 2018, 2019 and 2020 and

Reports of Independent Registered Public

Accounting Firms

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of

ASE Technology Holding Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ASE Technology Holding Co., Ltd. (a corporation incorporated under the laws of the Republic of China) and its subsidiaries (collectively, the “Group”) as of December 31, 2019 and 2020, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “Consolidated Financial Statements”) (all expressed in New Taiwan Dollars). In our opinion, based on our audits and the report of other auditors, the Consolidated Financial Statements present fairly, in all material respects, the financial position of the Group as of December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We did not audit the consolidated financial statements of Siliconware Precision Industries Co., Ltd. and its subsidiaries (collectively, “SPIL”), in which the Group’s investment was accounted for (1) as an investment accounted for using the equity method for the period from January 1, 2018 through April 29, 2018 (2) as a consolidated subsidiary as of December 31, 2019 and 2020, and for the period from April 30, 2018 through December 31, 2018 and for the years ended December 31, 2019 and 2020. The accompanying Consolidated Financial Statements included its share of profit in SPIL of NT$127,266 thousand for the period from January 1, 2018 through April 29, 2018. The total assets of SPIL constituted 23% and 22% of the Group’s total assets as of December 31, 2019 and 2020, respectively, and the revenues of SPIL for the period from April 30, 2018 through December 31, 2018 and for the years ended December 31, 2019 and 2020 constituted 17%, 22% and 21% of the Group’s revenues. The consolidated financial statements of SPIL were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for SPIL, is based solely on the report of other auditors.

Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 4 to the Consolidated Financial Statements. Such U.S. dollar amounts are presented solely for the convenience of the readers outside the Republic of China.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 1, 2021, expressed an unqualified opinion on the Group’s internal control over financial reporting based on our audit and the report of other auditors.

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

Goodwill - Packaging, Testing and Electronics Manufacturing Services (EMS) Segments - Refer to Notes 4, 5, 18 and 29 to the Consolidated Financial Statements

Critical Audit Matter Description

The Group’s evaluation of goodwill for impairment involves the comparison of the value in use of each segment to its carrying value. The Group used the discounted cash flow model to estimate value in use, which requires management to make significant estimates and assumptions related to discount rates and forecasts of future revenues. Changes in these assumptions could have a significant impact on either the value in use, the amount of any goodwill impairment charge, or both. The goodwill balance was NT$54,777,439 thousand (US$1,950,764 thousand) as of December 31, 2020, of which NT$35,703,625 thousand (US$1,271,496 thousand), NT$13,365,068 thousand (US$475,964 thousand) and NT$5,560,645 thousand (US$198,029 thousand) were allocated to the packaging, testing and EMS segments, respectively. The value in use of the packaging, testing and EMS segments exceeded their carrying values as of the measurement date and, therefore, no impairment was recognized.

We identified the valuation of goodwill for the Group’s packaging, testing and EMS segments as a critical audit matter due to the significant estimates and assumptions management makes to estimate the value in use of the packaging, testing and EMS segments and the sensitivity of their operations to changes in demand. Auditing management’s judgments related to the selection of the discount rates and forecasts of future revenues for the packaging, testing and EMS segments required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the discount rates and forecasts of future revenues used by management to estimate the value in use of the packaging, testing and EMS segments included the following, among others:

•	We tested the design and operating effectiveness of controls over management’s goodwill impairment evaluation, including those over the determination of the value in use of the packaging, testing and EMS segments, such as controls related to management’s selection of the discount rate and assessment on the reasonableness of forecasts of future revenue.

•	We evaluated management’s ability to accurately forecast future revenues by comparing actual results to management’s historical forecasts.

•	We performed sensitivity analyses to evaluate the risk of impairment if key assumptions are changed.

•	With the assistance of our fair value specialists, we evaluated the reasonableness of the discount rate selected by performing certain procedures, including:

–	Testing the source information underlying the determination of the discount rate and the mathematical accuracy of the calculation.

–	Developing a range of independent estimates and comparing those to the discount rate selected by management.

/s/Deloitte & Touche

Taipei, Taiwan

Republic of China

April 1, 2021

We have served as the Group’s auditor since 1984.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of

　Siliconware Precision Industries Co., Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Siliconware Precision Industries Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”) (not presented herein). We also have audited the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 13 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the Board of Directors and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment assessment of property, plant and equipment (PPE)

As described in Note 12 to the consolidated financial statements, the Company’s consolidated PPE balance was NT$65,623,776 thousand (US$2,337,029 thousand) at December 31, 2020. Management assesses whether there is indication for PPE impairment at each reporting date or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Because of changes in demand of the Company’s packaging and testing services, it raised the uncertainty of the recoverability of the Company’s PPE. Recoverable amounts are estimated for individual assets or, where an individual asset cannot generate cash inflows independently, the recoverable amount is determined for the larger cash generating unit to which it belongs. Management judgment is applied in identifying cash-generating units. The recoverable amount of the assets is determined based on the higher of the fair value less costs to sell or value-in-use calculated using discounted cash flows (DCF) model. Future cash flow assumptions relating to this valuation, are estimated based on financial forecast which reflects the long-term plans for the Company. The determination of future cash flows includes significant management’s judgment and assumptions, including forecast of future revenue, gross profit rates and weighted average cost of capital (WACC) rate.

The principal considerations for our determination that performing procedures relating to the impairment assessment of PPE is a critical audit matter because there was significant judgment by management when identifying cash generating units, as well as developing management’s assessment of the recoverable amount for all cash generating units where impairment indicators were identified. This in turn led to a high degree of auditor judgment, subjectivity and effort in evaluating management's identification of cash generating units and significant assumptions, including forecast of future revenue, gross profit rates and WACC rate. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s identification of cash generating units and impairment calculations, including controls relating to the significant assumptions used in these calculations. These procedures also included, among others, an assessment of the appropriateness of the cash generating units identified by management, testing management’s process for determining the recoverable amount of the cash generating units where impairment indicators were identified, evaluating the appropriateness of the methodology used in the DCF model, testing the completeness and accuracy of underlying data used in the DCF model and evaluating reasonableness of significant assumptions used by management, including forecast of future revenue, gross profit rates and WACC rate and performing a retrospective comparison of forecasted cash flows to actual past performance and previous forecasts. Professionals with specialized skill and knowledge were used to assist in evaluating the DCF model and WACC rate.

/s/PricewaterhouseCoopers, Taiwan

Taipei, Taiwan

March 18, 2021

We have served as the Company’s auditor since 1994.

ASE Technology Holding Co., Ltd. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in Thousands)

	December 31, 2019	December 31, 2020
ASSETS	NT$	NT$	US$ (Note 4)

CURRENT ASSETS
Cash and cash equivalents (Note 6)	$60,130,875	$51,538,071	$1,835,401
Financial assets at fair value through profit or loss - current (Note 7)	4,127,566	4,342,605	154,651
Contract assets - current (Note 41)	5,897,316	4,782,904	170,331
Trade receivables, net (Note 10)	78,948,473	91,833,989	3,270,441
Other receivables (Note 10)	1,293,819	3,693,936	131,551
Current tax assets (Note 26)	553,092	702,820	25,029
Inventories (Note 11)	33,883,750	48,516,459	1,727,794
Inventories related to real estate business (Notes 12 and 36)	11,416,726	13,471,645	479,760
Other financial assets - current (Notes 13 and 36)	765,834	551,655	19,646
Other current assets	4,983,667	4,578,783	163,062

Total current assets	202,001,118	224,012,867	7,977,666

NON-CURRENT ASSETS
Financial assets at fair value through profit or loss - non-current (Note 7)	1,161,430	1,793,188	63,860
Financial assets at fair value through other comprehensive income - non-current (Note 8)	1,770,775	1,741,134	62,006
Investments accounted for using the equity method (Note 14)	12,085,207	12,806,673	456,078
Property, plant and equipment (Notes 15, 25, 36 and 37)	232,093,327	233,207,324	8,305,104
Right-of-use assets (Note 16)	9,792,221	8,620,612	307,002
Investment properties (Notes 17, 25 and 36)	12,854,071	12,538,083	446,513
Goodwill (Notes 18 and 29)	50,198,436	54,777,439	1,950,764
Other intangible assets (Notes 19, 25 and 29)	29,024,392	26,808,668	954,725
Deferred tax assets (Note 26)	4,707,704	5,477,373	195,063
Other financial assets - non-current (Notes 13 and 36)	559,493	530,345	18,887
Other non-current assets	975,532	1,263,188	44,985

Total non-current assets	355,222,588	359,564,027	12,804,987

TOTAL	$557,223,706	$583,576,894	$20,782,653

                            (Continued)

ASE Technology Holding Co., Ltd. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in Thousands)

	December 31, 2019	December 31, 2020
LIABILITIES AND EQUITY	NT$	NT$	US$ (Note 4)

CURRENT LIABILITIES
Short-term borrowings (Note 20)	$37,339,028	$31,290,839	$1,114,346
Financial liabilities at fair value through profit or loss - current (Note 7)	973,571	1,537,208	54,744
Financial liabilities for hedging - current (Notes 20 and 34)	3,233,301	5,277,325	187,939
Trade payables	56,065,639	73,268,234	2,609,268
Other payables (Note 22)	39,181,690	39,415,623	1,403,690
Current tax liabilities (Note 26)	4,858,578	6,514,502	231,998
Lease liabilities - current (Note 16)	632,802	774,444	27,580
Current portion of bonds payable (Note 21)	250,000	6,999,951	249,286
Current portion of long-term borrowings (Notes 20 and 36)	5,112,768	2,250,121	80,133
Other current liabilities	6,652,925	7,264,084	258,692

Total current liabilities	154,300,302	174,592,331	6,217,676

NON-CURRENT LIABILITIES
Financial liabilities for hedging - non-current (Notes 20 and 34)	—	5,910,919	210,503
Bonds payable (Note 21)	36,272,155	49,253,603	1,754,046
Long-term borrowings (Notes 20 and 36)	135,965,830	102,259,378	3,641,716
Deferred tax liabilities (Note 26)	5,772,237	6,551,233	233,306
Lease liabilities - non-current (Note 16)	5,176,123	5,101,386	181,673
Net defined benefit liabilities (Note 23)	5,254,401	6,466,794	230,299
Other non-current liabilities	1,680,346	1,710,090	60,900

Total non-current liabilities	190,121,092	177,253,403	6,312,443

Total liabilities	344,421,394	351,845,734	12,530,119

EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY (Note 24)
Share capital
Ordinary shares	43,254,026	43,385,311	1,545,061
Shares subscribed in advance	51,261	130,609	4,651
Total share capital	43,305,287	43,515,920	1,549,712
Capital surplus	138,910,363	139,767,550	4,977,477
Retained earnings
Legal reserve	2,203,895	3,901,384	138,938
Special reserve	6,902,782	10,847,697	386,314
Unappropriated earnings	21,029,962	30,084,965	1,071,402
Total retained earnings	30,136,639	44,834,046	1,596,654
Other equity	(10,965,782)	(10,043,302)	(357,667)
Treasury shares	(1,959,107)	(1,959,107)	(69,769)

Equity attributable to owners of the Company	199,427,400	216,115,107	7,696,407

NON-CONTROLLING INTERESTS (Note 24)	13,374,912	15,616,053	556,127

Total equity	212,802,312	231,731,160	8,252,534

TOTAL	$557,223,706	$583,576,894	$20,782,653

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ASE Technology Holding Co., Ltd. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in Thousands Except Earnings Per Share)

	For the Year Ended December 31
	2018	2019	2020
	NT$	NT$	NT$	US$ (Note 4)

OPERATING REVENUES (Note 41)	$371,092,421	$413,182,184	$476,978,710	$16,986,421

OPERATING COSTS (Notes 11 and 25)	309,929,371	348,871,391	398,994,442	14,209,204

GROSS PROFIT	61,163,050	64,310,793	77,984,268	2,777,217

OPERATING EXPENSES (Note 25)

Selling and marketing expenses	4,933,602	5,751,168	5,605,464	199,625
General and administrative expenses	14,618,900	16,637,887	18,200,304	648,159
Research and development expenses	14,962,799	18,395,334	19,302,418	687,408

Total operating expenses	34,515,301	40,784,389	43,108,186	1,535,192

OTHER OPERATING INCOME AND EXPENSES, NET (Note 25)	371,583	(268,555)	502,492	17,895

PROFIT FROM OPERATIONS	27,019,332	23,257,849	35,378,574	1,259,920

NON-OPERATING INCOME AND EXPENSES
Other income (Note 25)	1,092,558	1,359,093	1,474,547	52,512
Other gains and losses (Note 25)	7,874,273	2,683,989	1,827,576	65,085
Finance costs (Note 25)	(3,568,241)	(4,203,395)	(3,459,511)	(123,202)
Share of the profit or loss of associates and joint ventures	(480,244)	182,275	547,612	19,502

Total non-operating income and expenses	4,918,346	21,962	390,224	13,897

PROFIT BEFORE INCOME TAX	31,937,678	23,279,811	35,768,798	1,273,817

INCOME TAX EXPENSE (Note 26)	4,513,369	5,011,246	7,116,898	253,451

PROFIT FOR THE YEAR	27,424,309	18,268,565	28,651,900	1,020,366

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	(308,180)	(365,262)	(594,778)	(21,181)
Unrealized loss on equity instruments at fair value through other comprehensive income	(422,441)	(216,121)	(166,239)	(5,920)
Share of other comprehensive income (loss) of associates and joint ventures	(558,217)	1,504,760	2,656,966	94,621
Income tax relating to items that will not be reclassified subsequently to profit or loss	134,853	(3,816)	(122,901)	(4,377)
	(1,153,985)	919,561	1,773,048	63,143

(Continued)

ASE Technology Holding Co., Ltd. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in Thousands Except Earnings Per Share)

	For the Year Ended December 31
	2018	2019	2020
	NT$	NT$	NT$	US$ (Note 4)

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	$227,821	$(5,202,145)	$(831,784)	$(29,622)
Unrealized loss on investments in debt instruments at fair value through other comprehensive income	(63,076)	(2,052)	(2,136)	(76)
Loss on hedging instruments	—	—	(574,824)	(20,471)
Share of other comprehensive income (loss) of associates and joint ventures	136,608	(85,975)	131,009	4,666
	301,353	(5,290,172)	(1,277,735)	(45,503)

Other comprehensive income (loss) for the year, net of income tax	(852,632)	(4,370,611)	495,313	17,640

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	$26,571,677	$13,897,954	$29,147,213	$1,038,006

PROFIT FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company	$26,220,721	$17,060,591	$26,970,580	$960,490
Non-controlling interests	1,203,588	1,207,974	1,681,320	59,876

	$27,424,309	$18,268,565	$28,651,900	$1,020,366

TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company	$25,620,461	$13,122,185	$27,440,726	$977,234
Non-controlling interests	951,216	775,769	1,706,487	60,772

	$26,571,677	$13,897,954	$29,147,213	$1,038,006

EARNINGS PER SHARE (Note 27)
Basic	$6.18	$4.01	$6.32	$0.23
Diluted	$6.07	$3.91	$6.17	$0.22

EARNINGS PER AMERICAN DEPOSITARY SHARE (“ADS”) (Note 27)
Basic	$12.35	$8.02	$12.65	$0.45
Diluted	$12.14	$7.82	$12.33	$0.44

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ASE Technology Holding Co., Ltd. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in Thousands)

	Equity Attributable to Owners of the Company
								Other Equity
									Unretalized Gain
								Exchange	(Loss) on Financial
								Differences on	Assets at Fair Value
	Share Capital			Retained Earnings				Translating	Through Other	Gain (Loss)				Non-
	Shares		Capital	Legal	Special	Unappropriated		Foreign	Comprehensive	on Hedging		Treasury		controlling
	(In Thousands)	Amounts	Surplus	Reserve	Reserve	Earnings	Total	Operations	Income	Instruments	Total	Shares	Total	Interests	Total Equity

BALANCE AT JANUARY 1, 2018	8,738,079	$87,380,787	$40,624,328	$16,765,066	$3,353,938	$54,485,857	$74,604,861	$(6,733,659)	$135,517	$—	$(6,598,142)	$(7,292,513)	$188,719,321	$13,195,312	$201,914,633

Change from investments in associates accounted for using the equity method	—	—	1,411,899	—	—	88,201	88,201	—	—	—	—	—	1,500,100	—	1,500,100

Cash dividends paid from capital surplus	—	—	(10,795,980)	—	—	—	—	—	—	—	—	—	(10,795,980)	—	(10,795,980)

Other changes in the capital surplus	—	—	872	—	—	—	—	—	—	—	—	—	872	—	872

Net profit for the year ended December 31, 2018	—	—	—	—	—	26,220,721	26,220,721	—	—	—	—	—	26,220,721	1,203,588	27,424,309

Other comprehensive income (loss) for the year ended December 31, 2018, net of income tax	—	—	—	—	—	(146,194)	(146,194)	562,794	(1,016,860)	—	(454,066)	—	(600,260)	(252,372)	(852,632)

Total comprehensive income (loss) for the year ended December 31, 2018	—	—	—	—	—	26,074,527	26,074,527	562,794	(1,016,860)	—	(454,066)	—	25,620,461	951,216	26,571,677

Effect of the joint share exchange (Note 24)	(4,318,392)	(43,183,919)	117,693,658	(16,765,066)	—	(57,744,673)	(74,509,739)	—	—	—	—	—	—	—	—

Buy-back of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	(71,302)	(71,302)	—	(71,302)

Cancellation of treasury shares	(121,852)	(1,218,520)	(1,480,903)	—	—	(2,705,285)	(2,705,285)	—	—	—	—	5,404,708	—	—	—

Cash dividends received by subsidiaries from the Company	—	—	182,354	—	—	—	—	—	—	—	—	—	182,354	—	182,354

Disposal of interest in associates and joint ventures accounted for using the equity method (Note 14)	—	—	(1,408,495)	—	—	204,450	204,450	282,291	(133,364)	—	148,927	—	(1,055,118)	—	(1,055,118)

Differences between consideration and carrying amount arising from acquisition or disposal of subsidiaries (Note 31)	—	—	(1,142,856)	—	—	—	—	—	—	—	—	—	(1,142,856)	2,783,015	1,640,159

Changes in percentage of ownership interest in subsidiaries (Note 31)	—	—	(1,118,102)	—	—	—	—	—	—	—	—	—	(1,118,102)	(801,884)	(1,919,986)

Issue of ordinary shares under employee share options (Note 28)	23,879	238,796	549,345	—	—	—	—	—	—	—	—	—	788,141	—	788,141

Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(424,815)	(424,815)

Additional non-controlling interest arising on issue of employee share options by subsidiaries (Note 28)	—	—	(1,239,456)	—	—	—	—	—	—	—	—	—	(1,239,456)	1,936,643	697,187

Disposal of investments in equity instruments at fair value through other comprehensive income	—	—	—	—	—	400	400	—	(400)	—	(400)	—	—	—	—

BALANCE AT DECEMBER 31, 2018	4,321,714	43,217,144	143,276,664	—	3,353,938	20,403,477	23,757,415	(5,888,574)	(1,015,107)	—	(6,903,681)	(1,959,107)	201,388,435	17,639,487	219,027,922

BALANCE AT JANUARY 1, 2019	4,321,714	43,217,144	143,276,664	—	3,353,938	20,403,477	23,757,415	(5,888,574)	(1,015,107)	—	(6,903,681)	(1,959,107)	201,388,435	17,639,487	219,027,922

Appropriation of 2018 earnings
Legal reserve	—	—	—	2,203,895	—	(2,203,895)	—	—	—	—	—	—	—	—	—
Special reserve	—	—	—	—	3,548,844	(3,548,844)	—	—	—	—	—	—	—	—	—
Cash dividends distributed by the Company	—	—	—	—	—	(10,806,454)	(10,806,454)	—	—	—	—	—	(10,806,454)	—	(10,806,454)

	—	—	—	2,203,895	3,548,844	(16,559,193)	(10,806,454)	—	—	—	—	—	(10,806,454)	—	(10,806,454)

Change from investments in associates accounted for using the equity method	—	—	3,604	—	—	—	—	—	—	—	—	—	3,604	—	3,604

Other changes in the capital surplus	—	—	1,070	—	—	—	—	—	—	—	—	—	1,070	—	1,070

Net profit for the year ended December 31, 2019	—	—	—	—	—	17,060,591	17,060,591	—	—	—	—	—	17,060,591	1,207,974	18,268,565

Other comprehensive income (loss) for the year ended December 31, 2019, net of income tax	—	—	—	—	—	(280,461)	(280,461)	(4,874,110)	1,216,165	—	(3,657,945)	—	(3,938,406)	(432,205)	(4,370,611)

Total comprehensive income (loss) for the year ended December 31, 2019	—	—	—	—	—	16,780,130	16,780,130	(4,874,110)	1,216,165	—	(3,657,945)	—	13,122,185	775,769	13,897,954

Cash dividends received by subsidiaries from the Company	—	—	182,354	—	—	—	—	—	—	—	—	—	182,354	—	182,354

Disposal of interest in investments accounted for using the equity method (Note 14)	—	—	(75,276)	—	—	1,392	1,392	—	—	—	—	—	(73,884)	—	(73,884)

(Continued)

ASE Technology Holding Co., Ltd. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in Thousands)

	Equity Attributable to Owners of the Company
								Other Equity
									Unrealized Gain
								Exchange	(Loss) on Financial
								Differences on	Assets at Fair Value
	Share Capital			Retained Earnings				Translating	Through Other	Gain (Loss)				Non-
	Shares		Capital	Legal	Special	Unappropriated		Foreign	Comprehensive	on Hedging		Treasury		controlling
	(In Thousands)	Amounts	Surplus	Reserve	Reserve	Earnings	Total	Operations	Income	Instruments	Total	Shares	Total	Interests	Total Equity

Differences between consideration and carrying amount arising from acquisition or disposal of subsidiaries (Notes 31)	—	$—	$(2,779,613)	$—	$—	$—	$—	$—	$—	$—	$—	$—	$(2,779,613)	$(4,335,090)	$(7,114,703)

Changes in percentage of ownership interest in subsidiaries (Note 31)	—	—	(1,960,167)	—	—	—	—	—	—	—	—	—	(1,960,167)	(2,017,319)	(3,977,486)

Issue of ordinary shares under employee share options (Note 28)	8,814	88,143	1,137,020	—	—	—	—	—	—	—	—	—	1,225,163	—	1,225,163

Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(360,245)	(360,245)

Additional non-controlling interest arising on issue of employee share options by subsidiaries (Note 28)	—	—	(875,293)	—	—	—	—	—	—	—	—	—	(875,293)	1,672,310	797,017

Disposal of investments in equity instruments at fair value through other comprehensive income	—	—	—	—	—	404,156	404,156	—	(404,156)	—	(404,156)	—	—	—	—

BALANCE AT DECEMBER 31, 2019	4,330,528	43,305,287	138,910,363	2,203,895	6,902,782	21,029,962	30,136,639	(10,762,684)	(203,098)	—	(10,965,782)	(1,959,107)	199,427,400	13,374,912	212,802,312

BALANCE AT JANUARY 1, 2020	4,330,528	43,305,287	138,910,363	2,203,895	6,902,782	21,029,962	30,136,639	(10,762,684)	(203,098)	—	(10,965,782)	(1,959,107)	199,427,400	13,374,912	212,802,312

Appropriation of 2019 earnings
Legal reserve	—	—	—	1,697,489	—	(1,697,489)	—	—	—	—	—	—	—	—	—
Special reserve	—	—	—	—	3,944,915	(3,944,915)	—	—	—	—	—	—	—	—	—
Cash dividends distributed by the Company	—	—	—	—	—	(8,668,331)	(8,668,331)	—	—	—	—	—	(8,668,331)	—	(8,668,331)

	—	—	—	1,697,489	3,944,915	(14,310,735)	(8,668,331)	—	—	—	—	—	(8,668,331)	—	(8,668,331)

Change from investments in associates accounted for using the equity method	—	—	22,774	—	—	—	—	—	—	—	—	—	22,774	—	22,774

Other changes in the capital surplus	—	—	1,608	—	—	—	—	—	—	—	—	—	1,608	—	1,608

Net profit for the year ended December 31, 2020	—	—	—	—	—	26,970,580	26,970,580	—	—	—	—	—	26,970,580	1,681,320	28,651,900

Other comprehensive income (loss) for the year ended December 31, 2020, net of income tax	—	—	—	—	—	(469,748)	(469,748)	(879,255)	2,248,414	(429,265)	939,894	—	470,146	25,167	495,313

Total comprehensive income (loss) for the year ended December 31, 2020	—	—	—	—	—	26,500,832	26,500,832	(879,255)	2,248,414	(429,265)	939,894	—	27,440,726	1,706,487	29,147,213

Cash dividends received by subsidiaries from the Company	—	—	145,741	—	—	—	—	—	—	—	—	—	145,741	—	145,741

Disposal of interest in investments accounted for using the equity method (Note 14)	—	—	2,199	—	—	(980)	(980)	—	1,094	—	1,094	—	2,313	—	2,313

Differences between consideration and carrying amount arising from acquisition or disposal of subsidiaries (Notes 31)	—	—	(13,502)	—	—	—	—	—	—	—	—	—	(13,502)	(122,396)	(135,898)

Changes in percentage of ownership interest in subsidiaries (Note 31)	—	—	(780,533)	—	—	(2,760,175)	(2,760,175)	—	—	—	—	—	(3,540,708)	(588,080)	(4,128,788)

Issue of ordinary shares under employee share options (Note 28)	21,064	210,633	1,588,792	—	—	—	—	—	—	—	—	—	1,799,425	—	1,799,425

Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(346,774)	(346,774)

Additional non-controlling interest arising on issue of employee share options by subsidiaries (Note 28)	—	—	(109,892)	—	—	(392,447)	(392,447)	—	—	—	—	—	(502,339)	1,591,904	1,089,565

Disposal of investments in equity instruments at fair value through other comprehensive income	—	—	—	—	—	18,508	18,508	—	(18,508)	—	(18,508)	—	—	—	—

BALANCE AT DECEMBER 31, 2020	4,351,592	$43,515,920	$139,767,550	$3,901,384	$10,847,697	$30,084,965	$44,834,046	$(11,641,939)	$2,027,902	$(429,265)	$(10,043,302)	$(1,959,107)	$216,115,107	$15,616,053	$231,731,160

US DOLLARS (Note 4)
BALANCE AT DECEMBER 31, 2020	4,351,592	$1,549,712	$4,977,477	$138,938	$386,314	$1,071,402	$1,596,654	$(414,599)	$72,219	$(15,287)	$(357,667)	$(69,769)	$7,696,407	$556,127	$8,252,534

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ASE Technology Holding Co., Ltd. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Thousands)

	For the Year Ended December 31
	2018	2019	2020
	NT$	NT$	NT$	US$ (Note 4)

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax	$31,937,678	$23,279,811	$35,768,798	$1,273,817
Adjustments for:
Depreciation expense	40,286,453	46,890,235	47,525,688	1,692,510
Amortization expense	2,402,450	3,576,606	3,733,377	132,955
Net loss (gain) on fair value change of financial assets and liabilities at fair value through profit or loss	(1,989,490)	(1,646,822)	71,848	2,559
Finance costs	3,568,241	4,203,395	3,459,511	123,202
Interest income	(466,211)	(549,681)	(520,783)	(18,546)
Dividend income	(190,397)	(185,061)	(150,715)	(5,367)
Share based compensations	215,648	871,699	955,575	34,030
Share of loss (profit) of associates and joint ventures	480,244	(182,275)	(547,612)	(19,502)
Loss (gain) on disposal of property, plant and equipment	56,902	164,467	(460,868)	(16,413)
Gain on disposal of investments accounted for using the equity method	—	—	(91,297)	(3,251)
Impairment loss recognized on financial assets	675,624	400,201	—	—
Reversal of impairment loss recognized on financial assets	—	(35,727)	(56,950)	(2,028)
Impairment loss recognized on non-financial assets	1,113,998	653,140	2,486,066	88,535
Gain on disposal of subsidiaries	—	—	(802,753)	(28,588)
Reversal of impairment loss recognized on non-financial assets	(100,000)	—	—	—
Gain on remeasurement of investments accounted for using the equity method	(7,421,408)	(319,712)	—	—
Net loss (gain) on foreign currency exchange	1,360,380	(1,498,107)	(2,543,821)	(90,592)
Others	1,142,735	8,687	(295,859)	(10,536)
Changes in operating assets and liabilities
Financial assets mandatorily at fair value through profit or loss	345,540	6,102,421	2,188,285	77,930
Contract assets	(508,166)	(1,408,816)	1,113,950	39,671
Trade receivables	(9,313,539)	995,839	(9,396,304)	(334,626)
Other receivables	443,517	(10,755)	(773,411)	(27,543)
Inventories	(9,249,714)	1,407,099	(13,559,192)	(482,877)
Other current assets	(385,172)	(1,206,456)	366,237	13,043
Other operating activities assets	—	—	(14,396)	(513)
Financial liabilities held for trading	(2,039,771)	(1,053,535)	(2,763,864)	(98,428)
Trade payables	6,989,198	(1,024,250)	14,032,779	499,743
Other payables	1,016,338	1,515,776	3,601,102	128,244
Other current liabilities	228,190	655,694	23,520	838
Other operating activities liabilities	(281,736)	267,965	(301,838)	(10,749)
Cash generated from operations	60,317,532	81,871,838	83,047,073	2,957,518
Interest received	523,679	549,846	479,900	17,090
Dividend received	297,882	518,115	512,287	18,244
Interest paid	(3,239,159)	(4,015,673)	(3,442,545)	(122,598)
Income tax paid	(6,825,243)	(6,620,876)	(5,536,077)	(197,154)

Net cash generated from operating activities	51,074,691	72,303,250	75,060,638	2,673,100

(Continued)

ASE Technology Holding Co., Ltd. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Thousands)

	For the Year Ended December 31
	2018	2019	2020
	NT$	NT$	NT$	US$ (Note 4)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of financial assets at fair value through other comprehensive income	$(105,000)	$(409,985)	$(259,168)	$(9,230)
Proceeds from sale of financial assets at fair value through other comprehensive income	94,217	—	20,686	737
Return of capital from financial assets at fair value through other comprehensive income	116,278	12,664	84,186	2,998
Purchase of financial assets at fair value through profit or loss	—	(26,852)	—	—
Acquisition of associates and joint ventures	(451,563)	(2,107,844)	(186,071)	(6,626)
Proceeds from disposal of investments accounted for using the equity method	—	—	2,271,618	80,898
Net cash outflow on acquisition of subsidiaries	(95,241,855)	(81,646)	(8,745,638)	(311,454)
Proceeds from disposal of subsidiaries	—	—	3,717,039	132,373
Return of capital by investee accounted for using the equity method	262,941	—	125,005	4,452
Payments for property, plant and equipment	(41,386,443)	(56,810,153)	(62,077,446)	(2,210,735)
Proceeds from disposal of property, plant and equipment	1,127,644	448,939	4,449,113	158,444
Payments for intangible assets	(577,765)	(1,411,068)	(982,655)	(34,995)
Proceeds from disposal of intangible assets	—	6,929	8,353	297
Payments for right-of-use assets	—	(288,052)	(118,354)	(4,215)
Payments for investment properties	(125,764)	(2,532)	(6,352)	(226)
Proceeds from disposal of investment properties	—	5	—	—
Increase in other financial assets	(10,977,004)	(2,275,354)	(822,959)	(29,308)
Decrease in other financial assets	17,185,531	8,561,929	1,083,934	38,602
Increase in other non-current assets	(2,081,459)	(216,158)	(1,338,269)	(47,659)
Decrease in other non-current assets	110,687	20,032	1,244,650	44,325
Increase in financial liabilities for hedging	2,507,233	—	—	—
Proceeds from disposal of right-of-use assets	—	—	585,902	20,865
Other investing activities items	—	89	123	4

Net cash used in investing activities	(129,542,322)	(54,579,057)	(60,946,303)	(2,170,453)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	22,327,813	—	—	—
Repayment of short-term borrowings	—	(4,683,142)	(1,502,323)	(53,502)
Proceeds from bonds offering	—	19,279,033	19,967,149	711,081
Repayment of bonds payable	(6,185,600)	—	(250,000)	(8,903)
Proceeds from long-term borrowings	199,743,582	165,757,252	180,020,420	6,410,984
Repayment of long-term borrowings	(114,232,623)	(164,612,521)	(206,520,559)	(7,354,721)
Repayment of the principle portion of lease liabilities	—	(636,556)	(844,357)	(30,070)
Dividends paid	(10,613,626)	(10,623,030)	(8,520,982)	(303,454)
Proceeds from exercise of employee share options	1,269,680	1,149,227	1,934,530	68,894
Payments for buy-back of ordinary shares	(71,302)	—	—	—
Proceeds from disposal of interests in subsidiaries	2,807,568	—	—	—

(Continued)

ASE Technology Holding Co., Ltd. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Thousands)

	For the Year Ended December 31
	2018	2019	2020
	NT$	NT$	NT$	US$ (Note 4)

Decrease in non-controlling interests	$(11,820,227)	$(12,117,251)	$(6,291,089)	$(224,042)
Other financing activities items	(113,859)	(11,820)	11,867	423

Net cash generated from (used in) financing activities	83,111,406	(6,498,808)	(21,995,344)	(783,310)

EFFECTS OF EXCHANGE RATE CHANGES ON THE BALANCE OF CASH AND CASH EQUIVALENTS HELD IN FOREIGN CURRENCY	796,595	(2,612,946)	(711,795)	(25,349)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5,440,370	8,612,439	(8,592,804)	(306,012)

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	46,078,066	51,518,436	60,130,875	2,141,413

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$51,518,436	$60,130,875	$51,538,071	$1,835,401

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ASE Technology Holding Co., Ltd. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Thousands, Unless Stated Otherwise)

1.	GENERAL INFORMATION

ASE Technology Holding Co., Ltd. (the “Company”) is a corporation incorporated in Nanzih Technology Industrial Park (formerly known as Nantze Export Processing Zone) under the laws of Republic of China (“R.O.C.”) starting from April 30, 2018 (date of incorporation). The Company and its subsidiaries (collectively referred to as the “Group”) offer a comprehensive range of semiconductors packaging, testing, and electronic manufacturing services (“EMS”).

The Company’s subsidiaries, Advanced Semiconductor Engineering, Inc. (symbol “2311”, “ASE”) and Siliconware Precision Industries Co., Ltd. (symbol “2325”, “SPIL”), entered into and executed a joint share exchange agreement to establish the Company and the Company acquired all issued and outstanding ordinary shares of ASE and SPIL on April 30, 2018. Both of ASE’s and SPIL’s ordinary shares have been delisted while the ordinary shares of the Company were listed starting from the same date under the symbol “3711”. In addition, ASE’s ordinary shares that have been traded on the New York Stock Exchange (the “NYSE”) under the symbol “ASX” in the form of American Depositary Shares (“ADS”) starting from September 2000 were exchanged as the Company’s ADSs under the same symbol “ASX” starting from April 30, 2018.

The ordinary shares of the Company’s subsidiary, Universal Scientific Industrial (Shanghai) Co., Ltd. (“USISH”), have been listed on the Shanghai Stock Exchange under the symbol “601231” since February 2012.

The consolidated financial statements are presented in the Company’s functional currency, New Taiwan dollar (NT$).

2.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were authorized for issue by the management on March 18, 2021.

3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD (“IASB”) (collectively, “IFRSs”)

a.	Amendments to IFRSs that are mandatorily effective for the current year

In the current year, the Group has applied the following new, revised or amended standards and interpretations that have been issued and effective:

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB

Amendments to IFRS 3 “Definition of a Business”	January 1, 2020
Amendments to IFRS 9, IAS 39 and IFRS 7 “Interest Rate Benchmark Reform”	January 1, 2020
Amendments to IAS 1 and IAS 8 “Definition of Material”	January 1, 2020

(Continued)

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB

Amendments to References to the Conceptual Framework in IFRS Standards	January 1, 2020
Amendment to IFRS 16 “COVID-19-Related Rent Concessions”	June 1, 2020

(Concluded)

Except for the following, the initial application of the aforementioned new, revised or amended standards and interpretations did not have effect on the Group’s accounting policies:

1)	Amendments to IFRS 3 “Definition of a Business”

The Group applies the amendments to IFRS 3 to transactions that occur on or after January 1, 2020. The amendments clarify that to be considered a business, an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. To determine whether an acquired process is substantive, different criteria apply, depending on whether there are outputs at the acquisition date. In addition, the amendments introduce an optional concentration test that permits a simplified assessment of whether or not an acquired set of activities and assets is a business.

2)	Amendments to IFRS 9, IAS 39 and IFRS 7 “Interest Rate Benchmark Reform”

Upon retrospective application of the amendments, the Group complied with the hedge accounting requirements under the assumption that the interest rate benchmark (such as the London Interbank Offered Rate or LIBOR) on which the hedged cash flows and cash flows from the hedging instrument are based will not be altered as a result of interest rate benchmark reform.

3)	Amendments to IAS 1 and IAS 8 “Definition of Material”

The Group adopted the amendments starting from January 1, 2020. The threshold of materiality that could influence users has been changed to “could reasonably be expected to influence”. Accordingly, disclosures in the consolidated financial statements do not include immaterial information that may obscure material information.

4)	Amendment to IFRS 16 “COVID-19-Related Rent Concessions”

The Group elected to apply the practical expedient provided in the amendment to IFRS 16 with respect to rent concessions negotiated with the lessor as a direct consequence of the COVID-19. The related accounting policies are stated in Note 4. Prior to the application of the amendment, the Group shall determine whether or not the abovementioned rent concessions need to be accounted for as lease modifications.

The Group applied the amendment from January 1, 2020. Because the abovementioned rent concessions affected only in 2020, retrospective application of the amendment had no impact on the retained earnings as of January 1, 2020.

b.	New, revised or amended standards and interpretations in issue but not yet effective

The Group has not applied the following new, revised or amended standards and interpretations that have been issued but are not yet effective:

New, Revised or Amended Standards and Interpretations	Effective Date Announced by IASB (Note 1)

“Annual Improvements to IFRS Standards 2018–2020”	January 1, 2022 (Note 2)
Amendments to IFRS 3 “Reference to the Conceptual Framework”	January 1, 2022 (Note 3)
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 “Interest Rate Benchmark Reform - Phase 2”	January 1, 2021
Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB
Amendments to IAS 1 “Classification of Liabilities as Current or Non-current”	January 1, 2023
Amendments to IAS 1 “Disclosure of Accounting Policies”	January 1, 2023 (Note 6)
Amendments to IAS 8 “Definition of Accounting Estimates”	January 1, 2023 (Note 7)
Amendments to IAS 16 “Property, Plant and Equipment - Proceeds before Intended Use”	January 1, 2022 (Note 4)
Amendments to IAS 37 “Onerous Contracts–Cost of Fulfilling a Contract”	January 1, 2022 (Note 5)

Note 1:      Unless stated otherwise, the above New IFRSs are effective for annual reporting periods beginning on or after their respective effective dates.

Note 2:     The amendments to IFRS 9 will be applied prospectively to modifications and exchanges of financial liabilities that occur on or after the annual reporting periods beginning on or after January 1, 2022. The amendments to IFRS 1 “First-time Adoptions of IFRSs” will be applied retrospectively for annual reporting periods beginning on or after January 1, 2022.

Note 3:     The amendments are applicable to business combinations for which the acquisition date is on or after the beginning of the annual reporting period beginning on or after January 1, 2022.

Note 4:     The amendments are applicable to property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after January 1, 2021.

Note 5:     The amendments are applicable to contracts for which the entity has not yet fulfilled all its obligations on January 1, 2022.

Note 6:     The amendments will be applied prospectively for annual reporting periods beginning on or after January 1, 2023.

Note 7:     The amendments are applicable to changes in accounting estimates and changes in accounting policies that occur on or after the beginning of the annual reporting period beginning on or after January 1, 2023.

c.	Significant changes in accounting policy resulted from new, revised and amended standards and interpretations in issue but not yet effective

Except for the following, as of the date that the accompanying consolidated financial statements were authorized for issue, the Group continues evaluating the impact on its financial position and financial performance as a result of the initial application of the aforementioned new, revised or amended standards and interpretations. The related impact will be disclosed when the Group completes the evaluation.

1)	Amendments to IAS 1 “Classification of Liabilities as Current or Non-current”

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

The amendments stipulate that, for the purpose of liability classification, the aforementioned settlement refers to a transfer of cash, other economic resources or the Group’s own equity instruments to the counterparty that results in the extinguishment of the liability. However, if the terms of a liability that could, at the option of the counterparty, result in its settlement by a transfer of the Group’s own equity instruments, and if such option is recognized separately as equity in accordance with IAS 32 “Financial Instruments: Presentation”, the aforementioned terms would not affect the classification of the liability.

2)	Amendments to IAS 16 “Property, Plant and Equipment: Proceeds before Intended Use”

The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. The cost of those items is measured in accordance with IAS 2 “Inventories”. Any proceeds from selling those items and the cost of those items are recognized in profit or loss in accordance with applicable standards.

The amendments are applicable only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after January 1, 2021.

3)	Amendments to IAS 37 “Onerous Contracts - Cost of Fulfilling a Contract”

The amendments specify that when assessing whether a contract is onerous, the “cost of fulfilling a contract” includes both the incremental costs of fulfilling that contract (for example, direct labor and materials) and an allocation of other costs that relate directly to fulfilling contracts (for example, an allocation of depreciation for an item of property, plant and equipment used in fulfilling the contract).

The Group will recognize the cumulative effect of the initial application of the amendments in the retained earnings at the date of the initial application.

4)	Amendments to IAS 1 “Disclosure of Accounting Policies”

The amendments specify that the Group should refer to the definition of material to determine its material accounting policy information to be disclosed. Accounting policy information is material if it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments also clarify that:

•	accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed;

•	the Group may consider the accounting policy information as material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial; and

•	not all accounting policy information relating to material transactions, other events or conditions is itself material.

The amendments also illustrate that accounting policy information is likely to be considered as material to the financial statements if that information relates to material transactions, other events or conditions and:

(1)	the Group changed its accounting policy during the reporting period and this change resulted in a material change to the information in the financial statements;

(2)	the Group chose the accounting policy from options permitted by the standards;

(3)	the accounting policy was developed in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” in the absence of an IFRS that specifically applies;

(4)	the accounting policy relates to an area for which the Group is required to make significant judgments or assumptions in applying an accounting policy, and the Group discloses those judgments or assumptions; or

(5)	the accounting is complex and users of the financial statements would otherwise not understand those material transactions, other events or conditions.

5)	Amendments to IAS 8 “Definition of Accounting Estimates”

The amendments define that accounting estimates are monetary amounts in financial statements that are subject to measurement uncertainty. In applying accounting policies, the Group may be required to measure items at monetary amounts that cannot be observed directly and must instead be estimated. In such a case, the Group uses measurement techniques and inputs to develop accounting estimates to achieve the objective. The effects on an accounting estimate of a change in a measurement technique or a change in an input are changes in accounting estimates unless they result from the correction of prior period errors.

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

2)	Subsidiaries included in consolidated financial statements were as follows:

			Establishment	Percentage of Ownership (%)
			and Operating	December	December
Name of Investor	Name of Investee	Main Businesses	Location	31, 2019	31, 2020

The Company	ASE	Engaged in the packaging and testing of semiconductors	R.O.C.	100.0	100.0
	USI Inc. (“USIINC”)	Holding company	R.O.C.	100.0	100.0
	SPIL	Engaged in the assembly, testing and turnkey services of integrated circuit	R.O.C.	100.0	100.0
ASE	A.S.E. Holding Limited	Holding company	Bermuda	100.0	100.0
	J & R Holding Limited (“J&R Holding”)	Holding company	Bermuda	100.0	100.0
	Innosource Limited	Holding company	British Virgin Islands	100.0	100.0
	Omniquest Industrial Limited	Holding company	British Virgin Islands	71.0	71.0
	ASE Marketing & Service Japan Co., Ltd.	Engaged in marketing and sales services	Japan	100.0	100.0
	ASE Test, Inc.	Engaged in the testing of semiconductors	R.O.C.	100.0	100.0
	Luchu Development Corporation	Engaged in the development of real estate properties	R.O.C.	67.1	67.1
	ASE Embedded Electronics Inc. (“ASEEE”)	Merged into ASE in February 2020	R.O.C.	100.0	-
	Advanced Microelectronic Products Inc. (“AMPI”)	Engaged in the manufacturing of integrated circuit	R.O.C.	7.6	7.6
ASE Test, Inc.	Alto Enterprises Limited	Holding company	British Virgin Islands	100.0	100.0
	Super Zone Holdings Limited	Holding company	Hong Kong	100.0	100.0
	Luchu Development Corporation	Engaged in the development of real estate properties	R.O.C.	19.0	19.0
	TLJ Intertech Inc.	Engaged in information software services	R.O.C.	60.0	60.0
	MingFeng Information Service Corp., Ltd.	Engaged in information software services	R.O.C.	100.0	100.0
	AMPI	Engaged in the manufacturing of integrated circuit	R.O.C.	43.4	43.4
A.S.E. Holding Limited	ASE Investment (Labuan) Inc.	Holding company	Malaysia	70.1	70.1
	ASE Test Limited (“ASE Test”)	Holding company	Singapore	10.2	10.2
J&R Holding	ASE Test	Holding company	Singapore	89.8	89.8
	Omniquest Industrial Limited	Holding company	British Virgin Islands	8.4	8.4
	J&R Industrial Inc.	Engaged in leasing equipment and investing activity	R.O.C.	100.0	100.0
	ASE Japan Co., Ltd. (“ASE Japan”)	Engaged in the packaging and testing of semiconductors	Japan	100.0	100.0
	ASE (U.S.) Inc.	After-sales service and sales support	U.S.A.	100.0	100.0
	Global Advanced Packaging Technology Limited	Holding company	British Cayman Islands	100.0	100.0
	Anstock Limited	Engaged in financing activity	British Cayman Islands	100.0	100.0
	Anstock II Limited	Engaged in financing activity	British Cayman Islands	100.0	100.0
	Suzhou ASEN Semiconductors Co., Ltd. (“ASEN”)	Engaged in the packaging and testing of semiconductors	Suzhou, China	100.0	100.0
Innosource Limited	Omniquest Industrial Limited	Holding company	British Virgin Islands	20.6	20.6
	ASE (Shanghai) Inc.	Engaged in the production of substrates	Shanghai, China	8.5	8.5
Omniquest Industrial Limited	ASE Corporation	Holding company	British Cayman Islands	100.0	100.0
Alto Enterprises Limited	ASE (Kunshan) Inc.	Engaged in the packaging and testing of semiconductors	Kun Shan, China	22.9	22.9
	ASE Investment (Kun Shan) Limited	Holding company	Kun Shan, China	85.9	85.9
Super Zone Holdings Limited	Advanced Semiconductor Engineering (China) Ltd.	Engaged in the packaging and testing of semiconductors	Shanghai, China	100.0	100.0
ASE Investment (Labuan) Inc.	ASE (Korea) Inc. (“ASE Korea”)	Engaged in the packaging and testing of semiconductors	Korea	100.0	100.0
ASE Korea	ASE WeiHai Inc.	Engaged in the packaging and testing of semiconductors	Shandong, China	100.0	100.0
ASE Test	ASE Test Holdings, Ltd.	Holding company	British Cayman Islands	100.0	100.0
	ASE Holdings (Singapore) Pte Ltd	Holding company	Singapore	100.0	100.0
	ASE Investment (Labuan) Inc.	Holding company	Malaysia	29.9	29.9
	ASE Singapore Pte. Ltd.	Engaged in the packaging and testing of semiconductors	Singapore	100.0	100.0
ASE Test Holdings, Ltd.	ISE Labs, Inc.	Engaged in the testing of semiconductors	U.S.A.	100.0	100.0

(Continued)

			Establishment	Percentage of Ownership (%)
			and Operating	December	December
Name of Investor	Name of Investee	Main Businesses	Location	31, 2019	31, 2020

ISE Labs, Inc.	ISE Services, Inc.	Engaged in wafer procurement and customer product management services and commenced operations in February 2020	U.S.A.	-	100.0
ASE Holdings (Singapore) Pte Ltd	ASE Electronics (M) Sdn. Bhd.	Engaged in the packaging and testing of semiconductors	Malaysia	100.0	100.0
Global Advanced Packaging Technology Limited	ASE Assembly & Test (Shanghai) Limited (“ASESH”)	Engaged in the packaging and testing of semiconductors	Shanghai, China	100.0	100.0
	ASE Advanced Semiconductor (Shanghai) Limited	Engaged in the packaging and testing of semiconductors and was established and spun off from ASESH in November 2020	Shanghai, China	-	100.0
ASESH	ASE Investment (Kun Shan) Limited	Holding company	Kun Shan, China	14.1	14.1
	Wuxi Tongzhi Microelectronics Co., Ltd.	Engaged in the packaging and testing of semiconductors	Wuxi, China	100.0	100.0
	ISE Labs, China, Ltd.	Engaged in the testing of semiconductor	Shanghai, China	100.0	100.0
	Shanghai Ding Hui Real Estate Development Co., Ltd. (“DH”)	Engaged in the development, construction and sale of real estate properties	Shanghai, China	60.0	60.0
DH	Shanghai Ding Qi Property Management Co., Ltd.	Engaged in the management of real estate properties	Shanghai, China	100.0	100.0
	Shanghai Ding Wei Real Estate Development Co., Ltd. (“DW”)	Engaged in the development, construction and leasing of real estate properties	Shanghai, China	100.0	100.0
	Shanghai Ding Yu Real Estate Development Co., Ltd.	Engaged in the development, construction and leasing of real estate properties	Shanghai, China	100.0	100.0
	Kun Shan Ding Hong Real Estate Development Co., Ltd	Engaged in the development, construction and leasing of real estate properties	Kun Shan, China	100.0	100.0
	Shanghai Ding Xu Property Management Co., Ltd.	Engaged in the management of real estate properties	Shanghai, China	100.0	100.0
	Shanghai Dingyao Estate Development Co., Ltd.	Engaged in property management and was invested in April 2020	Shanghai, China	-	100.0
	Shanghai Ding Fan Business Management Co., Ltd. (The name was changed on June 2020 and the former name was Shanghai Ding Fan Department Store Co., Ltd.)	Engaged in the management of real estate properties (acquired from DW in November 2020)	Shanghai, China	-	100.0
DW	Shanghai Ding Fan Business Management Co., Ltd. (The name was changed on June 2020 and the former name was Shanghai Ding Fan Department Store Co., Ltd.)	Engaged in leasing and management of real estate properties (disposed to DH in November 2020)	Shanghai, China	100.0	-
ASE Investment (Kun Shan) Limited	ASE (Kunshan) Inc.	Engaged in the packaging and testing of semiconductors	Kun Shan, China	49.3	49.3
ASE Corporation	ASE Mauritius Inc.	Holding company	Mauritius	100.0	100.0
	ASE Labuan Inc.	Holding company	Malaysia	100.0	100.0
ASE Mauritius Inc.	ASE (Kunshan) Inc.	Engaged in the packaging and testing of semiconductors	Kun Shan, China	27.8	27.8
	ASE (Shanghai) Inc.	Engaged in the production of substrates	Shanghai, China	91.5	91.5
ASE Labuan Inc.	ASE Electronics Inc.	Engaged in the production of substrates	R.O.C.	100.0	100.0
ASE (Shanghai) Inc.	Advanced Semiconductor Engineering (HK) Limited	Engaged in the trading of substrates	Hong Kong	100.0	100.0
	Shanghai Ding Hui Real Estate Development Co., Ltd.	Engaged in the development, construction and sale of real estate properties	Shanghai, China	40.0	40.0
	Universal Scientific Industrial (Shanghai) Co., Ltd. (“USISH”)	Engaged in the designing, manufacturing and sales of electronic components	Shanghai, China	0.8	0.8
USIINC	Huntington Holdings International Co., Ltd.	Holding company	British Virgin Islands	100.0	100.0
Huntington Holdings International Co., Ltd.	Unitech Holdings International Co., Ltd.	Holding company	British Virgin Islands	100.0	100.0
	Real Tech Holdings Limited	Holding company	British Virgin Islands	100.0	100.0
	Universal ABIT Holding Co., Ltd.	In the process of liquidation	British Cayman Islands	100.0	100.0
Real Tech Holdings Limited	Universal Scientific Industrial (Kunshan) Co., Ltd.	Liquidated in June 2020	Kun Shan, China	100.0	-
	USI Enterprise Limited (“USIE”)	Engaged in the service of investment advisory and warehousing management	Hong Kong	95.8	95.9
USIE	USISH	Engaged in the designing, manufacturing and sales of electronic components	Shanghai, China	77.7	76.6
USISH	Universal Global Technology Co., Limited	Holding company	Hong Kong	100.0	100.0

(Continued)

			Establishment	Percentage of Ownership (%)
			and Operating	December	December
Name of Investor	Name of Investee	Main Businesses	Location	31, 2019	31, 2020

	Universal Global Technology (Kunshan) Co., Ltd. (“UGKS”)	Engaged in the designing and manufacturing of electronic components	Kun Shan, China	100.0	100.0
	Universal Global Technology (Shanghai) Co., Ltd.	Engaged in the processing and sales of computer and communication peripherals as well as business in import and export of goods and technology	Shanghai, China	100.0	100.0
	Universal Global Electronics (Shanghai) Co., Ltd.	Engaged in the sales of electronic components and telecommunications equipment	Shanghai, China	100.0	100.0
	USI Electronics (Shenzhen) Co., Ltd.	Engaged in the design, manufacturing and sales of motherboards and computer peripherals	Shenzhen, China	50.0	50.0
	Huanrong Electronics (Huizhou) Co., Ltd.	Engaged in the research and manufacturing of new electronic applications, communications, computers and other electronics products and also provided auxiliary technical services as well as import and export services (acquired from Universal Global Electronics (Shanghai) Co., Ltd. in November 2020)	Huizhou, China	-	100.0
	FINANCIERE AFG (“FAFG”）	Holding company	France	-	10.4
Universal Global Technology Co., Limited	Universal Global Industrial Co., Limited	Engaged in manufacturing, trading and investing activity	Hong Kong	100.0	100.0
	Universal Global Scientific Industrial Co., Ltd. (“UGTW”)	Engaged in the manufacturing of components of telecomm and cars and provision of related R&D services	R.O.C.	100.0	100.0
	USI America Inc.	Engaged in the manufacturing and processing of motherboards and wireless network communication and provision of related technical service	U.S.A.	100.0	100.0
	Universal Scientific Industrial De Mexico S.A. De C.V.	Engaged in the assembling of motherboards and computer components	Mexico	100.0	100.0
	USI Japan Co., Ltd.	Engaged in the manufacturing and sales of computer peripherals, integrated chip and other related accessories	Japan	100.0	100.0
	USI Electronics (Shenzhen) Co., Ltd.	Engaged in the design, manufacturing and sales of motherboards and computer peripherals	Shenzhen, China	50.0	50.0
	Universal Global Electronics Co., Ltd.	Engaged in accepting and outsourcing orders as well as sales of electronic components and service of technical advisory	Hong Kong	100.0	100.0
	Universal Scientific Industrial (France) (“USIFR”)	Engaged in investing activities and was established in August 2019	France	100.0	100.0
	Universal Scientific Industrial Vietnam Company Limited	Engaged in IC assembly for wearable devices and was established in July 2020.	Vietnam	-	100.0
Universal Global Industrial Co., Limited	Universal Scientific Industrial De Mexico S.A. De C.V.	Engaged in the assembling of motherboards and computer components	Mexico	(Note)	(Note)
UGTW	Universal Scientific Industrial Co., Ltd. (“USI”)	Engaged in the manufacturing, processing and sales of computers, computer peripherals and related accessories	R.O.C.	100.0	100.0
USI Electronics (Shenzhen) Co., Ltd.	Huanrong Electronics (Huizhou) Co., Ltd.	Engaged in the research and manufacturing of new electronic applications, communications, computers and other electronics products and also provided auxiliary technical services as well as import and export services (disposed to USISH in November 2020)	Huizhou, China	100.0	-
Universal Global Electronics Co., Ltd.	Semicondutores Avancados do Brasil S.A.	Liquidated in December 2020	Brasil	75.0	-
	Universal Scientific Industrial Poland Sp. z o.o. (“USIPL”) (The name was changed on June 2020 and the former name was Chung Hong Electronics Poland Sp. z o.o.)	Engaged in the design and manufacturing of electronic components and new electronic applications	Poland	60.0	100.0
Universal Global Electronics (Shanghai) Co., Ltd.	USI Science and Technology (Shenzhen) Co., Ltd.	Engaged in the design of electronic components, service of technical advisory; wholesale of electronic components and communication peripherals as well as business in import and export of goods and management of properties and was established in November 2020.	Shenzhen, China	-	100.0
USIFR	FAFG	Holding company	France	-	89.6
	ASTEELFLASH GROUP	Holding company	France	-	(Note)

(Continued)

			Establishment	Percentage of Ownership (%)
			and Operating	December	December
Name of Investor	Name of Investee	Main Businesses	Location	31, 2019	31, 2020

FAFG	ASTEELFLASH GROUP	Holding company	France	-	100.0
	MANUFACTURING POWER TUNISIA	Engaged in the design and manufacturing of electronic components	Tunisia		0.1
	ASTEELFLASH MEXICO S.A. de C.V.	Engaged in the design and manufacturing of electronic components	Mexico		0.1
ASTEELFLASH GROUP	ASTEELFLASH (BEDFORD) LIMITED	Engaged in the design and manufacturing of electronic components	United Kingdom	-	100.0
	ASTEELFLASH FRANCE	Engaged in the design and manufacturing of electronic components	France	-	99.9
	ASTEELFLASH TUNISIE S.A.	Engaged in the design and manufacturing of electronic components	Tunisia	-	100.0
	ASTEELFLASH HONG KONG LIMITED	Holding company	Hong Kong	-	100.0
	ASTEELFLASH MEXICO S.A. de C.V.	Engaged in the design and manufacturing of electronic components	Mexico	-	99.9
	ASTEELFLASH GERMANY GmbH	Engaged in the design and manufacturing of electronic components	Germany	-	100.0
	MANUFACTURING POWER TUNISIA	Engaged in the design and manufacturing of electronic components	Tunisia	-	99.9
	ASTEELFLASH US HOLDING CORP.	Holding company	U.S.A.	-	100.0
	ASTEEL ELECTRONIQUE FOUCHANA	Engaged in the design and manufacturing of electronic components	Tunisia	-	(Note)
	AFERH TUNISIE	Engaged in the management, training and consulting of human resources	Tunisia	-	0.5
	ASTEEL ELECTRONICS MANUFACTURING SERVICES	Engaged in the design and manufacturing of electronic components	Tunisia		0.1
ASTEELFLASH (BEDFORD) LIMITED	ASTEELFLASH TUNISIE S.A.	Engaged in the design and manufacturing of electronic components	Tunisia	-	(Note)
ASTEELFLASH TECHNOLOGIE	ASTEELFLASH FRANCE	Engaged in the design and manufacturing of electronic components	France	-	(Note)
ASTEELFLASH FRANCE	SCI CHASSET	Engaged in the management and operation of real estate properties and holding the ownership of real estate properties	France	-	100.0
	AFERH	Engaged in the management, training and consulting of human resources	France	-	100.0
	ASTEEL ELECTRONICS MANUFACTURING SERVICES	Engaged in the design and manufacturing of electronic components	Tunisia	-	99.9
	ASTEEL ELECTRONIQUE FOUCHANA	Engaged in the design and manufacturing of electronic components	Tunisia	-	94.2
	ASTEELFLASH TECHNOLOGIE	Engaged in projection of plastic and the design and manufacturing of industrial components	France	-	100.0
	ASTEELFLASH BRETAGNE	Engaged in the design and manufacturing of electronic components	France	-	100.0
	ASTEELFLASH TUNISIE S.A.	Engaged in the design and manufacturing of electronic components	Tunisia	-	(Note)
ASTEELFLASH TUNISIE S.A.	ASTEEL ELECTRONIQUE TUNISIE	Engaged in the design and manufacturing of electronic components	Tunisia	-	100.0
	ASTEEL ELECTRONIQUE FOUCHANA	Engaged in the design and manufacturing of electronic components	Tunisia		(Note)
AFERH	AFERH TUNISIE	Engaged in the management, training and consulting of human resources	Tunisia	-	99.5
ASTEELFLASH HONG KONG LIMITED	ASTEELFLASH SUZHOU CO., LTD.	Engaged in the design and manufacturing of electronic components	Suzhou, China	-	100.0
ASTEELFLASH SUZHOU CO., LTD.	ASTEEL ELECTRONIQUE FOUCHANA	Engaged in the design and manufacturing of electronic components	Tunisia	-	(Note)
	ASTEELFLASH TUNISIE S.A.	Engaged in the design and manufacturing of electronic components	Tunisia	-	(Note)
ASTEELFLASH GERMANY GmbH	ASTEELFLASH HERSFELD GmbH	Engaged in the design and manufacturing of electronic components	Germany	-	100.0
	ASTEELFLASH EBERBACH GmbH	Engaged in the design and manufacturing of electronic components	Germany	-	100.0
	ASTEELFLASH BONN GmbH	Engaged in the design and manufacturing of electronic components	Germany	-	100.0
	ASTEELFLASH SCHWANDORF GmbH	Engaged in the design and manufacturing of electronic components	Germany	-	100.0
	ASTEELFLASH PLZEN S.R.O.	Engaged in the design and manufacturing of electronic components	Czech Republic	-	100.0
	ASTEELFLASH DESIGN SOLUTIONS HAMBOURG GmbH	Engaged in the design and manufacturing of electronic components	Germany	-	100.0
	EN ELECTRONICNETWORK SRL	Engaged in the design and manufacturing of electronic components	Romania	-	100.0

(Continued)

			Establishment	Percentage of Ownership (%)
			and Operating	December	December
Name of Investor	Name of Investee	Main Businesses	Location	31, 2019	31, 2020

	ASTEELFLASH TUNISIE S.A.	Engaged in the design and manufacturing of electronic components	Tunisia	-	(Note)
ASTEELFLASH MEXICO S.A. de C.V.	ASTEELFLASH TUNISIE S.A.	Engaged in the design and manufacturing of electronic components	Tunisia	-	(Note)
ASTEELFLASH US HOLDING CORP.	ASTEELFLASH USA CORP.	Engaged in the design and manufacturing of electronic components	U.S.A.	-	100.0
ASTEELFLASH USA CORP.	ASTEEL ELECTRONIQUE FOUCHANA	Engaged in the design and manufacturing of electronic components	Tunisia	-	(Note)
	ASTEELFLASH TUNISIE S.A.	Engaged in the design and manufacturing of electronic components	Tunisia	-	(Note)
SPIL	SPIL (B.V.I.) Holding Limited	Engaged in investing activities	British Virgin Islands	100.0	100.0
	Siliconware Investment Co., Ltd.	Engaged in investing activities	R.O.C.	100.0	100.0
SPIL (B.V.I.) Holding Limited	Siliconware USA, Inc.	Engaged in marketing activities	U.S.A.	100.0	100.0
	SPIL (Cayman) Holding Limited	Engaged in investing activities	British Cayman Islands	100.0	100.0
SPIL (Cayman) Holding Limited	Siliconware Technology (Suzhou) Limited (“SZ”)	Engaged in the packaging and testing of semiconductors	Suzhou, China	100.0	100.0
	Siliconware Electronics (Fujian) Co., Limited (“SF”)	Engaged in the packaging and testing of semiconductors and was disposed in October 2020 (Note 30)	Fujian, China	100.0	-

(Concluded)

Note: The number of shares held is 1 share or 3 shares and representing less than 0.1% of total shares.

e.	Business combinations

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

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement is made on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value.

Where the consideration the Group transfers in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and considered as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with the corresponding adjustments being made against goodwill or gains on bargain purchases. Measurement period adjustments are adjustments that arise from additional information obtained during the measurement period about facts and circumstances that existed as of the acquisition date. The measurement period does not exceed 1 year from the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration not classified as equity is remeasured at fair value at the end of subsequent reporting period with any gain or loss recognized in profit or loss.

When a business combination is achieved in stages, the Group’s previously held equity interest in an acquiree is remeasured to fair value at acquisition date, and the resulting gain or loss, if any, is recognized in profit or loss or other comprehensive income. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are recognized on the same basis as would be required had those interest been directly disposed of by the Group.

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

Business combination involving entities under common control is not accounted for using the acquisition method but is accounted for at the carrying amounts of the entities. The Group elected not to restate comparative information of the prior period in the financial statements as the business combination was an organization restructure under common control.

f.	Foreign currencies

In preparing the financial statements of each individual entity, transactions in currencies other than the entity’s functional currency (i.e. foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions.

At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Exchange differences on monetary items arising from settlement or translation are recognized in profit or loss in the period in which they arise except for exchange differences on transactions entered into in order to hedge certain foreign currency risks.

Non-monetary items denominated in foreign currencies that are measured at fair value are retranslated at the rates prevailing at the date when the fair value was determined. Exchange differences arising from the retranslation of non-monetary items are included in profit or loss for the period except for exchange differences arising from the retranslation of non-monetary items in respect of which gains and losses are recognized directly in other comprehensive income, in which cases, the exchange differences are also recognized directly in other comprehensive income.

Non-monetary items denominated in a foreign currency and measured at historical cost are translated using the exchange rate at the date of the transaction, and are not retranslated.

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

Goodwill and fair value adjustments recognized on identifiable assets and liabilities of acquired foreign operation are treated as assets and liabilities of the foreign operation and translated at the rates of exchange prevailing at the end of each reporting period. Exchange differences are recognized in other comprehensive income.

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

Investment properties are properties held to earn rental and/or for capital appreciation. Investment properties include right-of-use assets and properties under construction that meet the definition of investment properties.

Freehold investment properties are initially measured at cost, including transaction costs. Subsequent to initial recognition, investment properties are measured at cost less accumulated depreciation and accumulated impairment loss.

Investment properties acquired through leases are initially measured at cost, which comprises the initial measurement of lease liabilities adjusted for lease payments made on or before the commencement date, plus initial direct costs incurred and an estimate of costs needed to restore the underlying assets, less any lease incentives received. These investment properties are subsequently measured at cost less accumulated depreciation and accumulated impairment loss and adjusted for any remeasurement of the lease liabilities.

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

m.	Impairment of property, plant and equipment, right-of-use asset and intangible assets other than goodwill

At each balance sheet date or whenever events or changes in circumstances indicate that the carrying value may not be recoverable, the Group reviews the carrying amounts of its property, plant and equipment, right-of-use asset and intangible assets, excluding goodwill, to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. When it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Corporate assets are allocated to the individual cash-generating units on a reasonable and consistent basis of allocation. The recoverable amount is the higher of fair value less costs to sell and value in use. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount, with the resulting impairment loss recognized in profit or loss.

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

1)	Financial assets

All regular way purchases or sales of financial assets are recognized and derecognized on a settlement date basis.

a)	Measurement categories

Financial assets held by the Group are classified into the following categories: financial assets at FVTPL, financial assets at amortized cost and investments in debt instruments and equity instruments at FVTOCI.

i.	Financial asset at FVTPL

Financial asset is classified as at FVTPL when the financial asset is mandatorily classified or it is designated as at FVTPL. The Group’s financial assets mandatorily classified as at FVTPL include investments in equity instruments which are not designated as at FVTOCI and debt instruments that do not meet the amortized cost criteria or the FVTOCI criteria.

Financial assets at FVTPL are subsequently measured at fair value, and any dividends or interest earned on such financial assets are recognized in other income; any remeasurement gains or losses on such financial assets are recognized in other gains or losses.

Fair value is determined in the manner described in Note 34.

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

A financial asset is credit impaired when one or more of the following events have occurred:

i)	Significant financial difficulty of the issuer or the borrower;

ii)	Breach of contract, such as a default;

iii)	It is becoming probable that the borrower will enter bankruptcy or undergo a financial reorganization; or

iv)	The disappearance of an active market for that financial asset because of financial difficulties.

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

b)	Impairment of financial assets and contract assets

At each balance sheet date, the Group recognizes a loss allowance for expected credit losses on financial assets at amortized cost (including trade receivables and contract assets) and investments in debt instruments that are measured at FVTOCI as well as contract assets.

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

The Group designates certain hedging instruments, which include derivatives, embedded derivatives and non-derivatives in respect of foreign currency risk, as either fair value hedges or cash flow hedges or hedges of net investment in foreign operations.

1)	Fair value hedges

Gains or losses on hedging instruments that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The change in the fair value of the hedging instrument and the change in the hedged item attributable to the hedged risk are recognized in profit or loss in the line item relating to the hedged item.

The Group discontinues hedge accounting only when the hedging relationship ceases to meet the qualifying criteria; for instance, when the hedging instrument expires or is sold, terminated or exercised.

2)	Cash flow hedges

The effective portion of gains or losses on hedging instruments that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gains or losses relating to the ineffective portion are recognized immediately in profit or loss.

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

3)	Hedges of net investments in foreign operations

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized in other comprehensive income and accumulated under the heading of foreign currency translation reserve. The gains or losses relating to the ineffective portion are recognized immediately in profit or loss.

The gains and losses on the hedging instrument relating to the effective portion of the hedge, which were accumulated in the foreign currency translation reserve, are reclassified to profit or loss on the disposal or partial disposal of a foreign operation.

p.	Revenue recognition

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

Subsequently, lease liabilities are measured at amortized cost using the effective interest method, with interest expense recognized over the lease terms. When there is a change in a lease term, a change in the amounts expected to be payable under a residual value guarantee, a change in the assessment of an option to purchase an underlying asset, or a change in future lease payments resulting from a change in an index or a rate used to determine those payments, the Group remeasures the lease liabilities with a corresponding adjustment to the right-of-use assets. However, if the carrying amount of the right-of-use assets is reduced to zero, any remaining amount of the remeasurement is recognized in profit or loss. For a lease modification that is not accounted for as a separate lease, the Group accounts for the remeasurement of the lease liability by (a) decreasing the carrying amount of the right-of-use asset of lease modifications that decreased the scope of the lease, and recognizing in profit or loss any gain or loss on the partial or full termination of the lease; (b) making a corresponding adjustment to the right-of-use asset of all other lease modifications. Lease liabilities are presented on a separate line in the consolidated balance sheets.

The Group negotiates with the lessor for rent concessions as a direct consequence of the COVID-19 to change the lease payments originally due by June 30, 2021, that results in the revised consideration for the lease substantially less than the consideration for the lease immediately preceding the change. There is no substantive change to other terms and conditions. The Group elects to apply the practical expedient to all of these rent concessions, and therefore, does not assess whether the rent concessions are lease modifications. Instead, the Group recognizes the reduction in lease payment in profit or loss as a deduction of expenses of variable lease payments, in the period in which the events or conditions that trigger the concession occurs, and makes a corresponding adjustment to the lease liability.

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

Government grants related to income are not recognized until there is reasonable assurance that the Group will comply with the conditions attaching to them and that the grants will be received.

Government grants are recognized in other income on a systematic basis over the periods in which the Group recognizes as expenses the related costs for which the grants are intended to compensate. Specifically, government grants whose primary condition is that the Group should purchase, construct or otherwise acquire non-current assets are recognized as deferred revenue in the consolidated financial statements and transferred to profit or loss on a systematic and rational basis over the useful lives of the related assets.

Government grants that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Group with no future related costs are recognized in profit or loss in the period in which they become receivable.

The loan with interest subsidy provided by goevernment, bearing a below-market rate of interest is treated as a government grant measured as the difference between the proceeds received and the fair value of the loan based on prevailing market interest rates.

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

The fair value at the grant date of the employee share options and restricted shares for employees is expensed on a straight-line basis over the vesting period, based on the Group’s best estimate of the number of options or shares that are expected to ultimately vest, with a corresponding increase in capital surplus - employee share options and non-controlling interests. It is recognized as an expense in full at the grant date if vesting immediately. The grant date of issued ordinary shares for cash which are reserved for employees is the date on which the number of shares that the employees purchase is confirmed.

At each balance sheet date, the Group reviews its estimate of the number of employee share options and restricted shares for employees expected to vest. The impact of the revision of the original estimates is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the capital surplus - employee share options and non-controlling interests.

v.	Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

1)	Current tax

Income tax payable (recoverable) is based on taxable profit (loss) for the year determined according to the applicable tax laws of each tax jurisdiction.

According to the Income Tax Law of the R.O.C., an additional tax of unappropriated earnings is provided for in the year the shareholders approve to retain earnings.

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

A translation of the consolidated financial statements into U.S. dollars is included solely for the convenience of the readers, and has been translated from New Taiwan dollar (NT$) at the exchange rate as set forth in the statistical release by the U.S. Federal Reserve Board of the United States, which was NT$28.08 to US$1.00 as of December 31, 2020. The translation should not be construed as a representation that the NT$ amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

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

6.	CASH AND CASH EQUIVALENTS

	December 31
	2019	2020
	NT$	NT$	US$ (Note 4)

Cash on hand	$6,567	$6,073	$216
Checking accounts and demand deposits	44,565,936	48,734,866	1,735,572
Cash equivalents Cash equivalents (time deposits with original maturity of less than three months)	15,558,372	2,797,132	99,613
	$60,130,875	$51,538,071	$1,835,401

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2019	2020
	NT$	NT$	US$ (Note 4)

Financial assets mandatorily classified as at FVTPL

Derivative instruments (non-designated hedges)
Forward exchange contracts	$104,308	$122,511	$4,363
Swap contracts	56,561	99,312	3,537
Call option (Note 29)	24,556	-	-

Non-derivative financial assets
Quoted ordinary shares	$3,460,123	$4,064,438	$144,745
Private-placement funds	603,718	1,124,754	40,055
Unquoted preferred shares	377,440	385,440	13,726
Open-end mutual funds	662,290	339,338	12,085
	5,288,996	6,135,793	218,511
Current	4,127,566	4,342,605	154,651

Non-current	$1,161,430	$1,793,188	$63,860

Financial liabilities held for trading - current

Derivative instruments (non-designated hedging)
Swap contracts	$862,581	$1,448,972	$51,602
Target redemption forward contracts	-	79,216	2,821
Forward exchange contracts	110,990	9,020	321

	$973,571	$1,537,208	$54,744

At each balance sheet date, outstanding swap contracts not accounted for hedge accounting were as follows:

		Notional Amount
Currency	Maturity Period	(In Thousands)

December 31, 2019

Sell NT$/Buy US$	2020.01-2020.12	NT$50,241,799/US$1,660,000
Sell US$/Buy RMB	2020.02	US$49,666/RMB349,800
Sell US$/Buy JPY	2020.02-2020.03	US$45,878/JPY5,000,000
Sell US$/Buy KRW	2020.01	US$28,000/KRW32,454,800
Sell US$/Buy MYR	2020.01	US$11,000/MYR45,507
Sell US$/Buy NT$	2020.01	US$189,960/NT$5,719,478

December 31, 2020

Sell NT$/Buy US$	2021.01-2021.12	NT$51,140,082/US$1,755,000
Sell US$/Buy RMB	2021.01-2021.02	US$59,793/RMB395,742
Sell US$/Buy HKD	2021.02	US$13,804/HKD107,000
Sell US$/Buy JPY	2021.01	US$41,630/JPY4,300,000
Sell US$/Buy KRW	2021.01	US$30,000/KRW33,066,000
Sell US$/Buy NT$	2021.01-2021.02	US$675,240/NT$19,073,846

At each balance sheet date, outstanding forward exchange contracts not accounted for hedge accounting were as follow:

Notional Amount
Currency	Maturity Period	(In Thousands)

December 31, 2019

Sell RMB/Buy US$	2020.01-2020.02	RMB2,224,491/US$316,896
Sell HKD/Buy US$	2020.01	HKD1,705,281/US$218,297
Sell NT$/Buy US$	2020.01	NT$2,275,860/US$75,000
Sell US$/Buy RMB	2020.01-2020.03	US$109,000/RMB767,277
Sell US$/Buy JPY	2020.01-2020.04	US$87,398/JPY9,509,491
Sell US$/Buy MYR	2020.01-2020.05	US$26,000/MYR108,330
Sell US$/Buy NT$	2020.01-2020.02	US$170,000/NT$5,142,441
Sell US$/Buy SGD	2020.01-2020.02	US$8,600/SGD11,691

December 31, 2020

Sell RMB/Buy US$	2021.01	RMB756,946/US$116,093
Sell HKD/Buy US$	2021.01	HKD4,100/US$529
Sell NT$/Buy US$	2021.01-2021.02	NT$2,667,230/US$95,000
Sell US$/Buy RMB	2021.01-2021.04	US$363,000/RMB2,385,500
Sell US$/Buy EUR	2021.01	US$1,607/EUR1,320
Sell US$/Buy JPY	2021.01-2021.04	US$100,076/JPY10,405,845
Sell US$/Buy KRW	2021.01	US$16,000/KRW17,575,300
Sell US$/Buy MYR	2021.01-2021.04	US$24,000/MYR98,737
Sell US$/Buy NT$	2021.01-2021.02	US$27,470/NT$776,867
Sell US$/Buy SGD	2021.01-2021.04	US$18,500/SGD24,868

As of December 31, 2020, outstanding target redemption forward contracts not accounted for hedge accounting were as follows:

Notional Amount
Currency	Maturity Period	(In Thousands)

Sell EUR/Buy US$	2022.04-2022.06	EUR23,279/US$27,475

The target redeemable forward contracts held by subsidiaries are settled weekly. If the market exchange rate is lower than the execution rate at the time of settlement, the contract will be settled on the nominal amount, whereas if the market exchange rate is higher than the execution rate, the contract will be settled on a leveraged nominal amount ( twice the nominal amount). The contracts last until all the nominal amount of US$ position is fully settled. However, when the accumulated excess of the execution rates over the market exchange rates reach the agreed threshold after the weekly settlement, the contracts will be automatic early terminated.

8.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME (FVTOCI)

	December 31
	2019	2020
	NT$	NT$	US$ (Note 4)

Investments in equity instruments at FVTOCI	$755,903	$728,398	$25,940
Investments in debt instruments at FVTOCI	1,014,872	1,012,736	36,066

	$1,770,775	$1,741,134	$62,006

a.	Investments in equity instruments at FVTOCI

	December 31
	2019	2020
	NT$	NT$	US$ (Note 4)

Unquoted ordinary shares	$565,028	$567,377	$20,206
Unquoted preferred shares	158,718	151,329	5,389
Limited partnership	32,157	9,692	345

	$755,903	$728,398	$25,940

b.	Investments in debt instruments at FVTOCI

	December 31
	2019	2020
	NT$	NT$	US$ (Note 4)

Unsecured subordinate corporate bonds	$1,014,872	$1,012,736	$36,066

The Group purchased 1,000 units of perpetual unsecured subordinate corporate bonds in the amount of NT$1,000,000 thousand. The corporate bonds are in denomination of NT$1,000 thousand (US$36 thousand) with annual interest rate at 3.5% as well as effective interest rate at 3.2% both as of December 31, 2019 and 2020.

9.	CREDIT RISK MANAGEMENT FOR INVESTMENTS IN DEBT INSTRUMENTS

The Group’s investment in unsecured subordinate corporate bonds is rated the equivalent of investment grade or higher and has low credit risk for impairment assessment.

There was no significant increase in credit risk of such debt instrument since initial recognition leading to changes in interest rates and terms, and there was also no significant change in bond issuer’s operation affecting the ability performing debt obligation. Therefore, no expected credit losses existed. The Group reviews changes in bond yields and other public information periodically and makes an assessment whether there has been a significant increase in lifetime Expected Credit Loss (“ECL”) since initial recognition.

10.	TRADE RECEIVABLES, NET

	December 31
	2019	2020
	NT$	NT$	US$ (Note 4)

At amortized cost
Gross carrying amount	$77,055,280	$91,304,934	$3,251,600
Less: Allowance for impairment loss	136,497	97,358	3,467
	76,918,783	91,207,576	3,248,133
At FVTOCI	2,029,690	626,413	22,308

	$78,948,473	$91,833,989	$3,270,441

a.	Trade receivables

1)	At amortized cost

The Group’s average credit terms granted to the customers were 30 to 90 days. The Group evaluates the risk and probability of credit loss of trade receivables by reference to the Group’s past experiences, financial condition of each customer, impact of COVID-19, as well as competitive advantage and future development of the industry in which the customer operates. The Group then reviews the recoverable amount of each individual trade receivable at each balance sheet date to ensure that adequate allowance is made for possible irrecoverable amounts. In this regard, management believes the Group’s credit risk was significantly reduced.

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

The following table details the loss allowance of trade receivables based on the Group’s provision matrix.

December 31, 2019

	Not Past Due	Overdue 1 to 30 days	Overdue 31 to 90 Days	Overdue Over 91 Days	Individually Impaired	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Expected credit loss rate	0%	0%-10%	0%-70%	1%-100%	50%-100%

Gross carrying amount	$70,042,018	$6,111,309	$695,384	$153,458	$53,111	$77,055,280
Loss allowance (Lifetime ECLs)	(12,379)	(841)	(26,587)	(53,629)	(43,061)	(136,497)

	$70,029,639	$6,110,468	$668,797	$99,829	$10,050	$76,918,783

December 31, 2020

	Not Past Due	Overdue 1 to 30 days	Overdue 31 to 90 Days	Overdue Over 91 Days	Individually Impaired	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Expected credit loss rate	0%	0%-10%	0%-70%	1%-100%	50%-100%

Gross carrying amount	$86,820,792	$3,823,249	$557,487	$92,873	$10,533	$91,304,934
Loss allowance (Lifetime ECLs)	(18,911)	(2,053)	(20,629)	(45,232)	(10,533)	(97,358)

	$86,801,881	$3,821,196	$536,858	$47,641	$-	$91,207,576

	Not Past Due	Overdue 1 to 30 days	Overdue 31 to 90 Days	Overdue Over 91 Days	Individually Impaired	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Expected credit loss rate	0%	0%-10%	0%-70%	1%-100%	50%-100%

Gross carrying amount	$3,091,908	$136,156	$19,854	$3,307	$375	$3,251,600
Loss allowance (Lifetime ECLs)	(673)	(73)	(735)	(1,611)	(375)	(3,467)

	$3,091,235	$136,083	$19,119	$1,696	$-	$3,248,133

The movements of the loss allowance of trade receivables for the years ended were as follows:

	December 31
	2018	2019	2020
	NT$	NT$	NT$	US$ (Note 4)

Balance at January 1	$64,901	$155,389	$136,497	$4,861
Net remeasurement of loss allowance	150,128	(38,277)	(55,742)	(1,985)
Reclassification	-	(5,877)	(6,970)	(248)
Acquisition through business combinations	3,482	25,553	32,460	1,156
Amounts written off	(60,109)	-	(3,944)	(141)
Effects of foreign currency exchange differences	(3,013)	(291)	(4,943)	(176)

Balance at December 31	$155,389	$136,497	$97,358	$3,467

2)	At FVTOCI

For the trade receivables due from certain customers, the Group decides whether or not to factor these trade receivables to banks without recourse based on the Group’s demand of working capital. These trade receivables are classified as at FVTOCI because they are held within a business model whose objective is achieved by both the collecting of contractual cash flows and the selling of financial assets.

The following table details the loss allowance of trade receivables at FVTOCI based on the Group’s provision matrix.

December 31, 2019

	Not Past Due	Overdue 1 to 30 days	Overdue 31 to 90 Days	Overdue Over 91 Days	Individually Impaired	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Expected credit loss rate	0%	-	0%	1%	-

Gross carrying amount	$2,029,324	$-	$207	$160	$-	$2,029,691
Loss allowance (Lifetime ECLs)	-	-	-	(1)	-	(1)

	$2,029,324	$-	$207	$159	$-	$2,029,690

December 31, 2020

	Not Past Due	Overdue 1 to 30 days	Overdue 31 to 90 Days	Overdue Over 91 Days	Individually Impaired	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Expected credit loss rate	0%	0%	0%	-	-

Gross carrying amount	$613,968	$9,874	$2,571	$-	$-	$626,413
Loss allowance (Lifetime ECLs)	-	-	-	-	-	-

	$613,968	$9,874	$2,571	$-	$-	$626,413

	Not Past Due	Overdue 1 to 30 days	Overdue 31 to 90 Days	Overdue Over 91 Days	Individually Impaired	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Expected credit loss rate	0%	0%	0%	-	-

Gross carrying amount	$21,864	$352	$92	$-	$-	$22,308
Loss allowance (Lifetime ECLs)	-	-	-	-	-	-

	$21,864	$352	$92	$-	$-	$22,308

3)	At FVTPL

Some of the Group’s subsidiaries sell all of their trade receivables to banks without recourse. The sale will result in the derecognition of these trade receivables because the Group’s subsidiaries will transfer substantially all risks and rewards to banks. These trade receivables are measured at FVTPL because the objective of the subsidiary’ business model is neither the collecting of contractual cash flows nor the collecting of contractual cash flows and the selling of financial assets. As of December 31, 2020, the trade receivables at FVTPL were all factored to banks without recourse.

b.	Transfers of financial assets

The followings were the Group’s outstanding trade receivables transferred but not yet due were as follows:

Counterparties	Receivables Factoring Proceeds		Reclassified to Other Receivables		Advances Received- Unused		Advances Received- Used		Interest Rates on Advances Received

December 31, 2019

First Commercial Bank	NT$	7,567	NT$	-	NT$	-	NT$	7,567	2.2%

December 31, 2020

BNP Paribas	EUR	16,691	EUR	15,315	EUR	14,481	EUR	1,376	0.80%
HSBC	EUR	6,773	EUR	6,456	EUR	5,779	EUR	317	1.45%
Citibank Taiwan Ltd.	US$	94,471	US$	-	US$	-	US$	94,471	0.84%-0.95%
Standard Chartered Bank	US$	53,800	US$	-	US$	-	US$	53,800	0.91%
First Commercial Bank	NT$	6,879	NT$	-	NT$	-	NT$	6,879	1.95%

Pursuant to the factoring agreements, losses from commercial disputes (such as sales returns and discounts) are borne by the Group, while losses from credit risk are borne by banks. As of December 31, 2020, the Group issued promissory notes with aggregate amounts of US$2,000 thousand to Citibank Taiwan Ltd. to compensate losses from commercial disputes. In 2020, the Group did not have material commercial dispute in the past and expected to have no material commercial dispute in the foreseeable future.

11.	INVENTORIES

	December 31
	2019	2020
	NT$	NT$	US$ (Note 4)

Finished goods	$7,174,716	$8,788,460	$312,979
Work in process	2,952,182	6,816,602	242,757
Raw materials	20,996,346	29,428,008	1,048,006
Supplies	2,229,576	2,691,779	95,861
Raw materials and supplies in transit	530,930	791,610	28,191

	$33,883,750	$48,516,459	$1,727,794

The cost of inventories recognized as operating costs for the years ended December 31, 2018, 2019 and 2020 were NT$309,020,850 thousand, NT$347,877,603 thousand and NT$398,068,260 thousand (US$14,176,220 thousand), respectively, which included write-downs of inventories at NT$980,927 thousand, NT$452,134 thousand and NT$1,493,793 thousand (US$53,198 thousand), respectively.

12.	INVENTORIES RELATED TO REAL ESTATE BUSINESS

	December 31
	2019	2020
	NT$	NT$	US$ (Note 4)

Land and buildings held for sale	$9,983	$625,791	$22,286
Construction in progress	9,619,217	11,058,328	393,815
Land held for construction	1,787,526	1,787,526	63,659

	$11,416,726	$13,471,645	$479,760

Construction in progress is mainly located on Hutai Road in Shanghai, China and Lidu Road in Kun Shan, China. The capitalized borrowing costs for the years ended December 31, 2018, 2019 and 2020 are disclosed in Note 25.

As of December 31, 2019 and 2020, inventories related to real estate business of NT$11,416,726 thousand and NT$13,471,645 thousand (US$479,759 thousand), respectively, are expected to be recovered longer than twelve months.

Refer to Note 36 for the carrying amount of inventories related to real estate business that had been pledged by the Group to secure bank borrowings.

13.	OTHER FINANCIAL ASSETS

	December 31
	2019	2020
	NT$	NT$	US$ (Note 4)

Guarantee deposits	$661,667	$516,505	$18,394
Pledged time deposits (Note 36)	620,817	367,550	13,089
Time deposits with original maturity of over three months	25,885	35,988	1,282

(Continued)

	December 31
	2019	2020
	NT$	NT$	US$ (Note 4)

Others (Note 36)	$16,958	$161,957	$5,768
	1,325,327	1,082,000	38,533
Current	765,834	551,655	19,646

Non-current	$559,493	$530,345	$18,887

(Concluded)

14.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

	December 31
	2019	2020
	NT$	NT$	US$ (Note 4)

Investments in associates	$11,805,505	$12,335,239	$439,289
Investments in joint ventures	279,702	471,434	16,789

	$12,085,207	$12,806,673	$456,078

a.	Investments in associates

1)	Investments in associates accounted for using the equity method that was not individually material consisted of the following:

			Carrying Amount as of December 31
		Operating	2019	2020
Name of Associate	Main Business	Location	NT$	NT$	US$ (Note 4)

Yann Yuan Investment Co., Ltd. (“Yann Yuan”)	Engaged in investing activities	R.O.C.	$3,934,190	$6,670,035	$237,537
ChipMOS Technologies Inc. (“ChipMOS”)	Engaged in the packaging and testing of semiconductors	R.O.C.	4,370,075	2,406,843	85,714
M-Universe Investments Pte. Ltd. (“MU”)	Investment company	Singapore	1,814,699	1,848,588	65,833
Hung Ching Development & Construction Co. (“HC”)	Engaged in the development, construction and leasing of real estate properties	R.O.C.	1,380,162	1,352,760	48,175
Hung Ching Kwan Co. (“HCK”)	Engaged in the leasing of real estate properties	R.O.C.	283,105	270,087	9,618
Deca Technologies Inc. (”DECA”）	Holding company and the group engaged in manufacturing, development and marketing of wafer level packaging and interconnect technology	British Cayman Islands	323,423	87,075	3,101
			12,105,654	12,635,388	449,978
	Less: Deferred gain on transfer of land		300,149	300,149	10,689

			$11,805,505	$12,335,239	$439,289

2)	At each balance sheet date, the percentages of ownership held by the Group’s subsidiary were as follows:

	December 31
	2019	2020

Yann Yuan	32.21%	32.21%
ChipMOS	20.48%	10.85%
MU	42.23%	42.23%
HC	26.22%	26.22%
HCK	27.31%	27.31%
DECA	22.02%	17.85%

3)	The Group evaluated the recoverable amount of its investment in DECA’s preferred shares using the fair value less costs of disposal in 2019. The recoverable amount was lower than the carrying amount and, therefore, the Group recognized an impairment loss of NT$400,201 thousand under the line item of other gains and losses (Note 25). The fair value was the estimated transaction price of DECA’s preferred shares, of which the fair value hierarchy was Level 3. In the first quarter of 2020, the Group’s percentage of ownership in DECA decreased to 17.85% due to the partial disposal of ownership in DECA and the issuance of preferred shares by DECA, and a gain on disposal of NT$17,180 thousand (US$612 thousand) was recognized under the line item of other gains and losses (Note 25). The Group considered it still has significant influence over DECA since the Group continuously involves in making significant decisions by participating in DECA’s board meeting.

4)	In June 2020, the Group’s subsidiary, SPIL, disposed 70,000 thousand ordinary shares of ChipMOS at NT$32 per share, which resulted the Group’s percentage of ownership in ChipMOS decreased to 10.85% and a gain on disposal of NT$74,117 thousand (US$2,639 thousand) was recognized under the line item of other gains and losses (Note 25). The Group considered it still has significant influence over ChipMOS since the Group continuously involves in making significant decisions by participating in ChipMOS’s board meeting.

5)	Fair values (Level 1) of investments in associates with available published price quotation are summarized as follows:

	December 31
	2019	2020
	NT$	NT$	US$ (Note 4)

ChipMOS	$5,100,181	$2,710,572	$96,530
HC	$1,551,033	$1,317,692	$46,926

6)	Aggregate information of associates that are not individually material

	For the Year Ended December 31
	2018	2019	2020
	NT$	NT$	NT$	US$ (Note 4)

The Group’s share of:
Net profit	$147,535	$321,413	$545,833	$19,438
Other comprehensive income (loss)	(613,471)	1,401,453	2,784,094	99,149

Total comprehensive income (loss)	$(465,936)	$1,722,866	$3,329,927	$118,587

b.	Investments in joint ventures

1)	Investments in joint ventures that were not individually material and accounted for using the equity method consisted of the following:

			Carrying Amount as of December 31
			2019	2020
		Operating	NT$	NT$	US$ (Note 4)
Name of Joint Venture	Main Business	Location

SUMA-USI Electronics Co., Ltd. (“SUMA-USI”)	Engaged in the design and production of electronic products	China	$279,702	$471,434	$16,789

2)	At each balance sheet date, the percentages of ownership held by the Group’s subsidiary were as follows:

	December 31
	2019	2020

SUMA-USI	49.00%	49.00%

3)	In March 2019, UGKS entered into a joint venture agreement with Cancon Information Industry Co., Ltd. to establish SUMA-USI and obtained 49.00% ownership of SUMA-USI. As of December 31, 2020, the Group has invested RMB107,800 thousand (equivalent to NT$469,307 thousand (US$16,713 thousand)) in SUMA-USI. Based on the joint venture agreement, both investors jointly lead the relevant operation activities of SUMA-USI, which resulted the Group’s investment in SUMA-USI was accounted for using the equity method.

4)	As disclosed in Note 29, the Group obtained control over ASEEE in April 2019.

5)	Aggregate information of joint ventures that were not individually material

	For the Year Ended December 31
	2018	2019	2020
	NT$	NT$	NT$	US$ (Note 4)

The Group’s share of:
Net profit (loss)	$(306,156)	$(139,137)	$1,780	$63
Other comprehensive income (loss)	-	(3,169)	3,881	138

Total comprehensive income (loss)	$(306,156)	$(142,306)	$5,661	$201

15.	PROPERTY, PLANT AND EQUIPMENT

The carrying amounts of each class of property, plant and equipment were as follows:

	December 31
	2019	2020
	NT$	NT$	US$ (Note 4)

Land	$10,333,822	$10,336,568	$368,112
Buildings and improvements	85,409,580	82,273,186	2,929,957

(Continued)

	December 31
	2019	2020
	NT$	NT$	US$ (Note 4)

Machinery and equipment	$112,996,670	$122,063,883	$4,347,004
Other equipment	6,715,694	4,680,222	166,674
Construction in progress and machinery in transit	16,637,561	13,853,465	493,357

	$232,093,327	$233,207,324	$8,305,104

(Concluded)

For the year ended December 31, 2018

	Land	Buildings and Improvements	Machinery and Equipment	Other Equipment	Construction in Progress and Machinery in Transit	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2018	$3,258,518	$100,187,928	$253,198,003	$7,812,080	$5,863,713	$370,320,242
Additions	-	144,898	192,673	84,860	38,669,807	39,092,238
Disposals	-	(677,206)	(26,493,282)	(2,251,060)	(34,902)	(29,456,450)
Reclassification	-	5,388,709	32,060,513	2,148,211	(39,612,324)	(14,891)
Acquisition through business combinations (Note 29)	6,880,400	37,127,957	95,810,062	11,122,171	5,781,189	156,721,779
Effect of foreign currency exchange differences	27,051	(464,275)	(929,579)	(78,095)	244,069	(1,200,829)

Balance at December 31, 2018	$10,165,969	$141,708,011	$353,838,390	$18,838,167	$10,911,552	$535,462,089

Accumulated depreciation and impairment

Balance at January 1, 2018	$-	$41,915,064	$187,012,805	$6,223,967	$-	$235,151,836
Depreciation expenses	-	6,325,948	31,751,251	1,816,587	-	39,893,786
Impairment losses recognized	-	29,531	97,680	5,860	-	133,071
Disposals	-	(491,033)	(25,704,778)	(2,070,302)	-	(28,266,113)
Reclassification	-	(265)	-	-	-	(265)
Acquisition through business combinations (Note 29)	-	15,097,920	53,210,063	6,428,174	-	74,736,157
Effect of foreign currency exchange differences	-	(133,091)	(616,601)	(29,279)	-	(778,971)

Balance at December 31, 2018	$-	$62,744,074	$245,750,420	$12,375,007	$-	$320,869,501

For the year ended December 31, 2019

	Land	Buildings and Improvements	Machinery and Equipment	Other Equipment	Construction in Progress and Machinery in Transit	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2019	$10,165,969	$141,708,011	$353,838,390	$18,380,122	$10,911,552	$535,004,044
Additions	-	806,844	413,008	76,671	61,777,364	63,073,887
Disposals	-	(983,690)	(19,139,634)	(2,507,440)	-	(22,630,764)
Reclassification	-	13,601,469	41,302,651	3,062,838	(57,221,627)	745,331
Acquisitions through business combinations (Note 29)	189,111	1,044,383	5,507,315	43,611	250,455	7,034,875
Effect of foreign currency exchange differences	(21,258)	(2,204,057)	(5,176,282)	(300,686)	919,817	(6,782,466)

Balance at December 31, 2019	$10,333,822	$153,972,960	$376,745,448	$18,755,116	$16,637,561	$576,444,907

Accumulated depreciation and impairment

Balance at January 1, 2019	$-	$62,744,074	$245,750,420	$12,194,041	$-	$320,688,535
Depreciation expense	-	6,989,392	35,747,308	2,503,967	-	45,240,667
Impairment losses recognized	-	78,562	102,056	20,388	-	201,006
Disposals	-	(881,149)	(18,640,266)	(2,503,438)	-	(22,024,853)
Reclassification	-	210,558	83,777	(103)	-	294,232

(Continued)

	Land	Buildings and Improvements	Machinery and Equipment	Other Equipment	Construction in Progress and Machinery in Transit	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Acquisitions through business combinations (Note 29)	-	445,682	4,000,338	19,028	-	4,465,048
Effect of foreign currency exchange differences	-	(1,023,739)	(3,294,855)	(194,461)	-	(4,513,055)

Balance at December 31, 2019	$-	$68,563,380	$263,748,778	$12,039,422	$-	$344,351,580

(Concluded)

For the year ended December 31, 2020

	Land	Buildings and Improvements	Machinery and Equipment	Other Equipment	Construction in Progress and Machinery in Transit	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2020	$10,333,822	$153,972,960	$376,745,448	$18,755,116	$16,637,561	$576,444,907
Additions	-	86,409	695,561	47,137	58,195,094	59,024,201
Disposals	-	(365,758)	(12,818,849)	(2,419,423)	(126,605)	(15,730,635)
Disposal of subsidiaries (Note 30)	-	(3,665,811)	(3,223,448)	(445,506)	(792,543)	(8,127,308)
Reclassification	-	7,367,875	52,980,977	222,066	(60,032,844)	538,074
Acquisitions through business combinations (Note 29)	46,388	1,142,690	3,972,397	702,500	53,828	5,917,803
Effect of foreign currency exchange differences	(43,642)	(266,536)	(2,459,521)	(11,008)	(81,026)	(2,861,733)

Balance at December 31, 2020	$10,336,568	$158,271,829	$415,892,565	$16,850,882	$13,853,465	$615,205,309

Accumulated depreciation and impairment

Balance at January 1, 2020	$-	$68,563,380	$263,748,778	$12,039,422	$-	$344,351,580
Depreciation expense	-	7,401,223	36,373,712	2,241,613	-	46,016,548
Impairment losses recognized	-	-	981,535	10,738	-	992,273
Disposals	-	(300,832)	(8,306,990)	(2,398,756)	-	(11,006,578)
Disposal of subsidiaries (Note 30)	-	(153,002)	(345,834)	(82,059)	-	(580,895)
Reclassification	-	3,462	497,230	(188,844)	-	311,848
Acquisitions through business combinations (Note 29)	-	548,190	3,049,895	588,935	-	4,187,020
Effect of foreign currency exchange differences	-	(63,778)	(2,169,644)	(40,389)	-	(2,273,811)

Balance at December 31, 2020	$-	$75,998,643	$293,828,682	$12,170,660	$-	$381,997,985

	Land	Buildings and Improvements	Machinery and Equipment	Other Equipment	Construction in Progress and Machinery in Transit	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Cost

Balance at January 1, 2020	$368,014	$5,483,368	$13,416,861	$667,917	$592,506	$20,528,666
Additions	-	3,077	24,771	1,678	2,072,475	2,102,001
Disposals	-	(13,026)	(456,512)	(86,162)	(4,509)	(560,209)
Disposal of subsidiaries (Note 30)	-	(130,549)	(114,795)	(15,866)	(28,224)	(289,434)
Reclassification	-	262,389	1,886,787	7,908	(2,137,922)	19,162
Acquisitions through business combinations (Note 29)	1,652	40,694	141,467	25,018	1,917	210,748
Effect of foreign currency exchange differences	(1,554)	(9,492)	(87,590)	(391)	(2,886)	(101,913)

Balance at December 31, 2020	$368,112	$5,636,461	$14,810,989	$600,102	$493,357	$21,909,021

Accumulated depreciation and impairment

Balance at January 1, 2020	$-	$2,441,716	$9,392,763	$428,754	$-	$12,263,233
Depreciation expense	-	263,576	1,295,360	79,830	-	1,638,766
Impairment losses recognized	-	-	34,955	382	-	35,337
Disposals	-	(10,713)	(295,833)	(85,426)	-	(391,972)
Disposal of subsidiaries (Note 30)	-	(5,449)	(12,316)	(2,922)	-	(20,687)
Reclassification	-	123	17,708	(6,725)	-	11,106
Acquisitions through business combinations (Note 29)	-	19,522	108,615	20,973	-	149,110
Effect of foreign currency exchange differences	-	(2,271)	(77,267)	(1,438)	-	(80,976)

Balance at December 31, 2020	$-	$2,706,504	$10,463,985	$433,428	$-	$13,603,917

Based on the future operation plans and the capacity evaluation, the Group assessed that a portion of plant and equipment in the packaging segment and the testing segment were not qualified for the production needs and, therefore, recognized an impairment loss of NT$133,071 thousand, NT$201,006 thousand and NT$992,273 thousand (US$35,337 thousand) under the line item of other operating income and expenses (Note 25) for the years ended December 31, 2018, 2019 and 2020, respectively. The recoverable amounts of a portion of the impaired plant and equipment were determined by their fair value less cost of disposal, of which the fair value was based on the recent quoted prices of assets with similar age and obsolescence provided by vendors in secondary market or the disposal price, and both of which represented Level 3 inputs because the secondary market was not active and the disposal price was negotiated with counter-parties. The recoverable amounts of the remaining impaired plant and equipment were determined by their value in use and the Group expects only short-term or no economic benefits would be generated by these assets and the discount effect of was immaterial.

Each class of property, plant and equipment was depreciated on a straight-line basis over the following useful lives:

Buildings and improvements
Main plant buildings	10-55 years
Cleanrooms	10-20 years
Others	3-20 years
Machinery and equipment	2-10 years
Other equipment	2-20 years

The capitalized borrowing costs for the years ended December 31, 2018, 2019 and 2020 are disclosed in Note 25.

16.	LEASE ARRANGEMENTS

a.	Right-of-use assets

	December 31
	2019	2020
	NT$	NT$	US$ (Note 4)

Carrying amounts

Land	$7,036,887	$5,840,779	$208,005
Buildings and improvements	2,121,797	2,548,838	90,771
Machinery and equipment	588,443	181,065	6,448
Other equipment	45,094	49,930	1,778

	$9,792,221	$8,620,612	$307,002

	December 31
	2019	2020
	NT$	NT$	US$ (Note 4)

Additions to right-of-use assets	$824,268	$702,996	$25,035

Depreciation charge for right-of-use assets
Land	$215,301	$214,682	$7,645
Buildings and improvements	307,708	370,458	13,193

(Continued)

	December 31
	2019	2020
	NT$	NT$	US$ (Note 4)

Machinery and equipment	$507,443	$335,039	$11,932
Other equipment	25,006	26,701	951

	$1,055,458	$946,880	$33,721

(Concluded)

The amounts disclosed above with respect to the right-of-use assets did not include the right-of-use assets that meet the definition of investment properties.

b.	Lease liabilities

	December 31
	2019	2020
	NT$	NT$	US$ (Note 4)

Carrying amounts

Current	$632,802	$774,444	$27,580
Non-current	$5,176,123	$5,101,386	$181,673

The Group’s lease liabilities were mainly from land and buildings and improvements. The range of discount rates for lease liabilities was as follows:

	December 31
	2019	2020

Land (%)	0.54-4.90	0.54-8.00
Buildings and improvements (%)	0.30-8.62	0.54-8.84

c.	Material lease-in activities and terms

The Group leases land and buildings for the use of plants and offices with remaining lease terms of 1-54 years and 1-30 years, respectively. For the leasehold land located in the R.O.C., the Group has extension options at the expiry of the lease periods. However, the government has the right to adjust the lease payments on the basis of changes in announced land value prices and also has the right to terminate the lease contract under certain circumstances. The Group does not have bargain purchase options to acquire the leasehold land and buildings at the expiry of the lease periods. In addition, the Group is prohibited from subleasing or transferring all or any portion of the underlying assets without the lessor’s consent.

d.	Subleases

In addition to the sublease transactions described in Note 17, the Group did not have other sublease transactions.

e.	Other lease information

	December 31
	2019	2020
	NT$	NT$	US$ (Note 4)

Expenses relating to short-term leases	$421,924	$682,142	$24,293
Expenses relating to low-value assets leases	$4,473	$5,433	$193
Expenses relating to variable lease payments not included in the measurement of lease liabilities	$53,403	$43,112	$1,535
Total cash outflow for leases	$(1,511,277)	$(1,854,456)	$(66,042)

The Group elected to apply the recognition exemption for qualifying short-term leases and low-value asset leases and, thus, did not recognize right-of-use assets and lease liabilities for these leases.

17.	INVESTMENT PROPERTIES

For the year ended December 31, 2018

	Land	Buildings and Improvements	Total
	NT$	NT$	NT$

Cost

Balance at January 1, 2018	$35,965	$8,406,785	$8,442,750
Additions	-	125,853	125,853
Reclassification	-	14,891	14,891
Effects of foreign currency exchange differences	-	(137,739)	(137,739)

Balance at December 31, 2018	$35,965	$8,409,790	$8,445,755

Accumulated depreciation and impairment

Balance at January 1, 2018	$-	$323,314	$323,314
Depreciation expenses	-	392,667	392,667
Reclassification	-	265	265
Effects of foreign currency exchange differences	-	(8,870)	(8,870)

Balance at December 31, 2018	$-	$707,376	$707,376

Carrying amount at December 31, 2018	$35,965	$7,702,414	$7,738,379

For the year ended December 31, 2019

	Land	Buildings and Improvements	Right-of-use Assets	Total
	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2019	$35,965	$8,409,790	$6,891,947	$15,337,702
Additions	-	2,532	-	2,532
Disposals	-	(1,843)	-	(1,843)
Reclassification	-	(490,130)	(21,069)	(511,199)
Effects of foreign currency exchange differences	-	(209,980)	(303,086)	(513,066)

Balance at December 31, 2019	$35,965	$7,710,369	$6,567,792	$14,314,126

Accumulated depreciation and impairment

Balance at January 1, 2019	$-	$707,376	$292,722	$1,000,098
Depreciation expenses	-	377,536	216,574	594,110
Disposals	-	(1,240)	-	(1,240)
Reclassification	-	(210,455)	543	(209,912)
Effects of foreign currency exchange differences	-	99,354	(22,355)	76,999

Balance at December 31, 2019	$-	$972,571	$487,484	$1,460,055

Carrying amount at December 31, 2019	$35,965	$6,737,798	$6,080,308	$12,854,071

For the year ended December 31, 2020

	Land	Buildings and Improvements	Right-of-use Assets	Total
	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2020	$35,965	$7,710,369	$6,567,792	$14,314,126
Additions	-	6,352	-	6,352
Disposals	-	(1,902)	-	(1,902)
Reclassification	-	(3,884)	46,201	42,317
Effects of foreign currency exchange differences	-	111,870	124,920	236,790

Balance at December 31, 2020	$35,965	$7,822,805	$6,738,913	$14,597,683

(Continued)

	Land	Buildings and Improvements	Right-of-use Assets	Total
	NT$	NT$	NT$	NT$

Accumulated depreciation and impairment

Balance at January 1, 2020	$-	$972,571	$487,484	$1,460,055
Depreciation expenses	-	353,048	209,212	562,260
Disposals	-	(1,293)	-	(1,293)
Reclassification	-	(1,498)	10,617	9,119
Effects of foreign currency exchange differences	-	19,639	9,820	29,459

Balance at December 31, 2020	$-	$1,342,467	$717,133	$2,059,600

Carrying amount at December 31, 2020	$35,965	$6,480,338	$6,021,780	$12,538,083

(Concluded)

	Land	Buildings and Improvements	Right-of-use Assets	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Cost

Balance at January 1, 2020	$1,281	$274,586	$233,896	$509,763
Additions	-	226	-	226
Disposals	-	(68)	-	(68)
Reclassification	-	(138)	1,645	1,507
Effects of foreign currency exchange differences	-	3,984	4,449	8,433

Balance at December 31, 2020	$1,281	$278,590	$239,990	$519,861

Accumulated depreciation and impairment

Balance at January 1, 2020	$-	$34,636	$17,360	$51,996
Depreciation expenses	-	12,573	7,450	20,023
Disposals	-	(46)	-	(46)
Reclassification	-	(53)	378	325
Effects of foreign currency exchange differences	-	699	351	1,050

Balance at December 31, 2020	$-	$47,809	$25,539	$73,348

Carrying amount at December 31, 2020	$1,281	$230,781	$214,451	$446,513

Right-of-use assets included in investment properties were leasehold land located in Shanghai and were subleased under operating leases.

The abovementioned investment properties were leased out for 1 to 15 years, with an option to extend for an additional lease term. The lease contracts contain market review clauses in the event that the lessees exercise their options to extend. The lessees do not have bargain purchase options to acquire the investment properties at the expiry of the lease term.

In addition to fixed lease payments, some of the lease contracts also indicated that the lessees should make variable payments determined at a specific percentage of the excess of respective lessee’s monthly revenues over a specific amount.

The maturity analysis of lease payments receivable under operating leases of investment properties was as follows:

	December 31
	2019	2020
	NT$	NT$	US$ (Note 4)

Year 1	$921,649	$880,929	$31,372
Year 2	744,366	688,123	24,506
Year 3	623,326	471,966	16,808
Year 4	408,634	383,307	13,651
Year 5	320,611	335,706	11,955
Year 6 onwards	830,091	664,259	23,656

	$3,848,677	$3,424,290	$121,948

The investment properties were depreciated on a straight-line basis over the following useful lives:

Main buildings	10-40 years
Right-of-use assets	15-50 years

Because of the market conditions severely affected by COVID-19 in 2020, the Group agreed to provide unconditional rent reduction for some lease contracts. The rent concessions were accounted for as adjustments to related income over the remaining lease term. For the year ended December 31, 2020, total amount from the rent concessions was NT$54,139 thousand (US$1,928 thousand).

The fair value of the investment properties was measured using the market approach and the income approach based on level 3 inputs by independent professional appraisers. The significant unobservable inputs were discount rates. The fair value of the investment properties was as follows:

	December 31
	2019	2020
	NT$	NT$	US$ (Note 4)

Fair value	$19,586,287	$19,799,714	$705,118

Refer to Note 36 for the carrying amount of the investment properties that had been pledged by the Group to secure borrowings.

18.	GOODWILL

	Cost	Accumulated impairment	Carrying amount
	NT$	NT$	NT$

For the year ended December 31, 2018

Balance at January 1, 2018	$12,348,607	$2,414,113	$9,934,494

(Continue)

	Cost	Accumulated impairment	Carrying amount
	NT$	NT$	NT$
Acquisition through business combinations (Note 29)	39,990,231	-	39,990,231
Effect of foreign currency exchange differences	49,721	-	49,721

Balance at December 31, 2018	$52,388,559	$2,414,113	$49,974,446

For the year ended December 31, 2019

Balance at January 1, 2019	$52,388,559	$2,414,113	$49,974,446
Acquisition through business combinations (Note 29)	264,977	-	264,977
Effect of foreign currency exchange differences	(40,987)	-	(40,987)

Balance at December 31, 2019	$52,612,549	$2,414,113	$50,198,436

For the year ended December 31, 2020

Balance at January 1, 2020	$52,612,549	$2,414,113	$50,198,436
Acquisition through business combinations (Note 29)	4,625,269	-	4,625,269
Effect of foreign currency exchange differences	(46,266)	-	(46,266)

Balance at December 31, 2020	$57,191,552	$2,414,113	$54,777,439

(Concluded)

	Cost	Accumulated Impairment	Carrying Amount
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

For the year ended December 31, 2020

Balance at January 1, 2020	$1,873,666	$85,973	$1,787,693
Acquisition through business combinations (Note 29)	164,718	-	164,718
Effect of foreign currency exchange differences	(1,647)	-	(1,647)

Balance at December 31, 2020	$2,036,737	$85,973	$1,950,764

a.	Allocating goodwill to cash-generating units

The Group did not monitor goodwill for internal management purpose but for financial reporting purpose and, therefore, the goodwill was allocated to the following cash-generating units for evaluation of impairment: packaging segment, testing segment, EMS segment and other segment. The carrying amounts of goodwill allocated to cash-generating units were as follows:

	December 31
	2019	2020
Cash-generating units	NT$	NT$	US$ (Note 4)

Packaging segment	$35,717,828	$35,703,625	$1,271,496
Testing segment	13,421,321	13,365,068	475,964
EMS segment (Note 29)	903,346	5,560,645	198,029
Others	155,941	148,101	5,275

	$50,198,436	$54,777,439	$1,950,764

b.	Impairment assessment

At the end of each year, the Group performs evaluation of goodwill for impairment by reviewing the recoverable amounts based on value in use which incorporates cash flow projections estimated by management covering a five-year period. The cash flows beyond that five-year period are extrapolated using a steady per annum growth rate. In assessing value in use, the estimated future cash flows are discounted to their present value using annual pre-tax discount rates which were 9.74%-10.22%, 9.59%-14.99% and 10.39%-14.71% as of December 31, 2018, 2019 and 2020, respectively. For the years ended December 31, 2018, 2019 and 2020, no impairment loss was recognized. The key assumption used in calculating each segment’s value in use also included the growth rates for operating revenues, which were based on the forecast for the Group and the industry as well as the Group’s historical performance.

Management believes that any reasonably possible change in the key assumptions on which the recoverable amount was based would not cause the carrying amount of the cash-generating unit to exceed its recoverable amount.

19.	OTHER INTANGIBLE ASSETS

The carrying amounts of each class of other intangible assets were as follows:

	December 31
	2019	2020
	NT$	NT$	US$ (Note 4)

Customer relationships	$9,333,333	$8,334,203	$296,802
Computer software	1,929,539	2,678,867	95,401
Patents and acquired specific technology	17,718,523	15,720,213	559,837
Others	42,997	75,385	2,685

	$29,024,392	$26,808,668	$954,725

For the year ended December 31, 2018

	Customer Relationships	Computer Software	Patents and Acquired Specific Technology	Others	Total
	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2018	$915,636	$3,686,452	$389,486	$198,754	$5,190,328
Additions	-	528,883	-	8,776	537,659
Disposals	-	(95,358)	(231)	(4,000)	(99,589)
Acquisition through business combinations (Note 29)	11,000,000	274,868	20,200,000	32,800	31,507,668
Effect of foreign currency exchange differences	-	6,200	(899)	(332)	4,969

Balance at December 31, 2018	$11,915,636	$4,401,045	$20,588,356	$235,998	$37,141,035

Accumulated amortization

Balance at January 1, 2018	$801,860	$2,822,121	$70,084	$89,398	$3,783,463
Amortization expense	746,979	373,536	1,263,309	18,626	2,402,450
Disposals	-	(95,202)	(231)	(4,000)	(99,433)
Acquisition through business combinations (Note 29)	-	137,799	-	15,483	153,282
Effect of foreign currency exchange differences	-	3,109	(475)	939	3,573

Balance at December 31, 2018	$1,548,839	$3,241,363	$1,332,687	$120,446	$6,243,335

For the year ended December 31, 2019

	Customer Relationships	Computer Software	Patents and Acquired Specific Technology	Others	Total
	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2019	$11,915,636	$4,401,045	$20,588,356	$83,657	$36,988,694
Additions	-	1,358,533	-	(7,625)	1,350,908
Disposals or derecognization	(915,635)	(1,123,446)	-	(6,315)	(2,045,396)
Acquisition through business combinations (Note 29)	-	19,944	732,604	-	752,548

(Continued)

	Customer Relationships	Computer Software	Patents and Acquired Specific Technology	Others	Total
	NT$	NT$	NT$	NT$	NT$

Effect of foreign currency exchange differences	$-	$(49,198)	$(2,264)	$(1,417)	$(52,879)

Balance at December 31, 2019	$11,000,001	$4,606,878	$21,318,696	$68,300	$36,993,875

Accumulated amortization

Balance at January 1, 2019	$1,548,839	$3,241,363	$1,332,687	$27,772	$6,150,661
Amortization expense	1,033,464	583,300	1,955,703	4,139	3,576,606
Disposals or derecognization	(915,635)	(1,116,512)	-	(6,315)	(2,038,462)
Acquisition through business combinations (Note 29)	-	7,765	313,422	-	321,187
Effect of foreign currency exchange differences	-	(38,577)	(1,639)	(293)	(40,509)

Balance at December 31, 2019	$1,666,668	$2,677,339	$3,600,173	$25,303	$7,969,483

(Concluded)

For the year ended December 31, 2020

	Customer Relationships	Computer Software	Patents and Acquired Specific Technology	Others	Total
	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2020	$11,000,001	$4,606,878	$21,318,696	$68,300	$36,993,875
Additions	-	951,439	171	31,045	982,655
Disposals or derecognization	-	(55,413)	-	(14,594)	(70,007)
Disposal of subsidiaries (Note 30)	-	(38,125)	-	-	(38,125)
Acquisition through business combinations (Note 29)	103,633	1,451,123	-	114,269	1,669,025
Effect of foreign currency exchange differences	552	(66,459)	312	(19,160)	(84,755)

Balance at December 31, 2020	$11,104,186	$6,849,443	$21,319,179	$179,860	$39,452,668

(Continued)

	Customer Relationships	Computer Software	Patents and Acquired Specific Technology	Others	Total
	NT$	NT$	NT$	NT$	NT$

Accumulated amortization

Balance at January 1, 2020	$1,666,668	$2,677,339	$3,600,173	$25,303	$7,969,483
Amortization expense	1,000,000	729,330	1,998,554	5,493	3,733,377
Disposals or derecognization	-	(47,345)	-	(5,044)	(52,389)
Disposal of subsidiaries (Note 30)	-	(10,688)	-	-	(10,688)
Acquisition through business combinations (Note 29)	102,768	843,746	-	79,673	1,026,187
Effect of foreign currency exchange differences	547	(21,806)	239	(950)	(21,970)

Balance at December 31, 2020	$2,769,983	$4,170,576	$5,598,966	$104,475	$12,644,000

(Concluded)

	Customer Relationships	Computer Software	Patents and Acquired Specific Technology	Others	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Cost

Balance at January 1, 2020	$391,738	$164,063	$759,213	$2,432	$1,317,446
Additions	-	33,883	6	1,106	34,995
Disposals or derecognization	-	(1,973)	-	(520)	(2,493)
Disposal of subsidiaries (Note 30)	-	(1,358)	-	-	(1,358)
Acquisition through business combinations (Note 29)	3,691	51,678	-	4,069	59,438
Effect of foreign currency exchange differences	20	(2,367)	11	(682)	(3,018)

Balance at December 31, 2020	$395,449	$243,926	$759,230	$6,405	$1,405,010

(Continued)

	Customer Relationships	Computer Software	Patents and Acquired Specific Technology	Others	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Accumulated amortization

Balance at January 1, 2020	$59,354	$95,347	$128,211	$901	$283,813
Amortization expense	35,613	25,973	71,173	196	132,955
Disposals or derecognization	-	(1,686)	-	(180)	(1,866)
Disposal of subsidiaries (Note 30)	-	(381)	-	-	(381)
Acquisition through business combinations (Note 29)	3,660	30,048	-	2,837	36,545
Effect of foreign currency exchange differences	19	(776)	9	(33)	(781)

Balance at December 31, 2020	$98,646	$148,525	$199,393	$3,721	$450,285

(Concluded)

Each class of other intangible assets was amortized on the straight-line basis over the following useful lives:

Customer relationships	11 years
Computer software	2-10 years
Patents and acquired specific technology	5-17 years
Others	5-32 years

20.	BORROWINGS

a.	Short-term borrowings

Bank loans mainly represented unsecured revolving loans and letters of credit.

	December 31
	2019	2020
	NT$	NT$	US$ (Note 4)

Secured bank loans, annual interest rate was 0.90%-1.87% as of December 31, 2020	$-	$300,495	$10,701
Unsecured bank loans, annual interest rates were 0.70%-5.40% and 0.58%-3.83% as of December 31, 2019 and 2020, respectively	40,572,329	34,297,362	1,221,416
	40,572,329	34,597,857	1,232,117
Less: financial liabilities for hedging - current (Note 34)	3,233,301	3,307,018	117,771

	$37,339,028	$31,290,839	$1,114,346

b.	Long-term borrowings

1)	Bank loans

	December 31
	2019	2020
	NT$	NT$	US$ (Note 4)

Revolving bank loans
Syndicated bank loans - repayable through April 2021 to October 2022, annual interest rates were 1.80% and 1.15%-1.17% as of December 31, 2019 and 2020 (Note 36)	$20,000,000	$12,536,424	$446,454
Others - repayable through January 2021 to July 2029, annual interest rates were 0.82%-4.13% and 0.56%-4.15% as of December 31, 2019 and 2020, respectively	105,214,824	84,146,125	2,996,657
Mortgage loans
Repayable through January 2021 to December 2033, annual interest rates were 2.43%-4.90% and 1.90%-4.90% as of December 31, 2019 and 2020, respectively	4,880,822	10,813,997	385,114
	130,095,646	107,496,546	3,828,225
Less: unamortized discounts	10,292	104,323	3,715
	130,085,354	107,392,223	3,824,510
Less: current portion	5,017,970	2,250,121	80,133
financial liabilities for hedging - current (Note 34)	-	1,970,307	70,168
financial liabilities for hedging - non-current (Note 34)	-	5,910,919	210,503

	$125,067,384	$97,260,876	$3,463,706

Pursuant to some of the above revolving bank loans agreements, the Company and its subsidiaries should meet certain financial covenants which are calculated based on each of their annual audited consolidated financial statements or semi-annual reviewed consolidated financial statements. The Company and its subsidiaries were in compliance with all of the financial covenants.

2)	Long-term bills payable

	December 31
	2019	2020
	NT$	NT$	US$ (Note 4)

Ta Ching Bills Finance Corporation, repayable in March 2022, annual interest rates were 1.01%-1.03% and 0.91% as of December 31, 2019 and 2020, respectively	$3,100,000	$1,000,000	$35,613

(Continued)

	December 31
	2019	2020
	NT$	NT$	US$ (Note 4)

Mega Bills Finance Corporation, repayable in March 2022, annual interest rates were 1.04% and 0.92%-0.93% as of December 31, 2019 and 2020, respectively	$2,000,000	$2,000,000	$71,225
China Bills Finance Corporation, repayable through March 2022 to December 2022, annual interest rates were 1.02%-1.05% and 0.65%-0.90% as of December 31, 2019 and 2020, respectively	2,800,000	2,000,000	71,225
International Bills Finance Corporation, early repaid through March 2020 to June 2020, annual interest rates were 1.02%-1.05% as of December 31, 2019	3,000,000	-	-
	10,900,000	5,000,000	178,063
Less: unamortized discounts	4,635	1,498	53

	$10,895,365	$4,998,502	$178,010

(Concluded)

3)	Long-term notes payable - only as of December 31, 2019

December 31, 2019
NT$

Commercial papers	$100,016
Less: unamortized discounts	2,137
97,879
Less: current portion	94,798

$3,081

Annual interest rate (%)	5.02-6.89

The Company’s subsidiary funded from leasing companies by after-sales repurchasing its inventories and machinery which was repaid in October 2020.

21.	BONDS PAYABLE

	December 31
	2019	2020
	NT$	NT$	US$ (Note 4)

Unsecured domestic bonds
Repayable at maturity in January 2021 and interest due annually with annual interest rate at 1.30%	$7,000,000	$7,000,000	$249,288

(Continued)

	December 31
	2019	2020
	NT$	NT$	US$ (Note 4)

Repayable at maturity in January 2023 and interest due annually with annual interest rate at 1.50%	$2,000,000	$2,000,000	$71,225
Repayable at maturity in January 2022 and interest due annually with annual interest rate at 1.25%	3,700,000	3,700,000	131,766
Repayable at maturity in January 2024 and interest due annually with annual interest rate at 1.45%	4,300,000	4,300,000	153,134
Repayable at maturity in April 2024 and interest due annually with annual interest rate at 0.90%	6,500,000	6,500,000	231,481
Repayable at maturity in April 2026 and interest due annually with annual interest rate at 1.03%	3,500,000	3,500,000	124,644
Repayable at maturity in April 2025 and interest due annually with annual interest rate at 0.90%	-	10,000,000	356,125
Repayable at maturity in August 2023 and interest due annually with annual interest rate at 0.72%	-	3,000,000	106,838
Repayable at maturity in August 2025 and interest due annually with annual interest rate at 0.85%	-	5,000,000	178,063
Repayable at maturity in August 2027 and interest due annually with annual interest rate at 0.95%	-	2,000,000	71,225
Unsecured international bonds
US$200,000 thousand (linked to New Taiwan dollar), repayable at maturity in October 2022 and interest due quarterly with annual interest rate at 2.15%	6,204,800	6,204,800	220,969
US$100,000 thousand (linked to New Taiwan dollar), repayable at maturity in October 2024 and interest due quarterly with annual interest rate at 2.50%	3,102,400	3,102,400	110,484
Secured domestic bonds
Repayable at maturity in December 2020 and interest due annually with nil annual interest rate	250,000	-	-
	36,557,200	56,307,200	2,005,242
Less: discounts on bonds payable	35,045	53,646	1,910
	36,522,155	56,253,554	2,003,332
Less: current portion of bonds payable	250,000	6,999,951	249,286

	$36,272,155	$49,253,603	$1,754,046

(Concluded)

a.	In December 2017, AMPI offered the fifth secured domestic convertible bonds in NT$250,000 thousand with nil coupon rate and a maturity of 3 years. Each holder of the bonds has the right to convert the bonds into ordinary shares of AMPI at the conversion price at any time from the 3 months after the offering date to the maturity date. The initial conversion price was NT$4.8 per share at offering date and the conversion price will be subject to adjustment in the event of the conversion provisions due to anti-dilution clause. As of December 31, 2019, the conversion prices was NT$4.8 per share. The bonds may be early redeemed at the option of AMPI, in whole or in part, at any time provided that (1) if the closing price of AMPI’s ordinary shares on the Taipei Exchange exceeds the conversion price by 30% or more for 30 consecutive business days in the period starting from 3 months after the offering to 40 days before the maturity or (2) the outstanding amount of the bonds falls below 10% of the originally offered in the period aforementioned. AMPI already redeemed these bonds in December 2020.

b.	In October 2019, the Company offered the second unsecured international bonds in the aggregate amount of US$300,000 thousand with par value of US$1,000 thousand. These unsecured international bonds were divided into tranche A, in the amount of US$200,000 thousand with maturity of 3 years, and tranche B, in the amount of US$100,000 thousand with maturity of 5 years. The annual interest rates of tranche A and tranche B were 2.15% and 2.50%, respectively. All the proceeds from bonds offering were used to support ASE’s green investments by subscribing for ASE’s newly issued ordinary shares from its private placement.

22.	OTHER PAYABLES

	December 31
	2019	2020
	NT$	NT$	US$ (Note 4)

Accrued salary and bonus	$10,384,089	$12,448,548	$443,324
Payables for property, plant and equipment	14,282,564	10,013,971	356,623
Accrued employees’ compensation and remuneration to directors	3,206,036	4,405,981	156,908
Accrued employee insurance	900,367	1,105,122	39,356
Accrued utilities	504,866	536,491	19,106
Others	9,903,768	10,905,510	388,373

	$39,181,690	$39,415,623	$1,403,690

23.	RETIREMENT BENEFIT PLANS

a.	Defined contribution plans

1)	The pension plan under the R.O.C. Labor Pension Act (“LPA”) for the Group’s R.O.C. resident employees is a government-managed defined contribution plan. Based on the LPA, the Company and its subsidiaries in Taiwan makes monthly contributions to employees’ individual pension accounts at 6% of their monthly salaries.

2)	The subsidiaries located in China, U.S.A., Malaysia, Korea, Singapore and Mexico also make contributions at various ranges according to relevant local regulations.

b.	Defined benefit plans

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

2)	ASE Japan has a pension plan under which eligible employees with more than a year of service are entitled to receive pension benefits based on their length of service and salaries at the time of termination of employment. ASE Korea has a pension plan under which eligible employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with ASE Korea, based on their length of service and salaries at the time of termination. ASE Korea makes contributions based on a certain percentage of employees’ salaries to an external financial institution in the names of employees and were administered by the management. USIPL’s pension plan stipulates that employees, who meet retirement criteria and terminate their employments due to retirement, are entitled to receive a pension of a month salary at the time of retirement; ASTEELFLASH GERMANY GmbH’s, ASTEELFLASH HERSFELD GmbH’s and ASTEELFLASH BONN GmbH ’s pension plans stipulate that employees with more than ten years of service are entitled to receive a lump-sum payment based on their length of service and the salaries of the most recent ten years at the time of termination of employment. FINANCIERE AFG’s, ASTEELFLASH GROUP’s, ASTEELFLASH TECHNOLOGIE’s and ASTEELFLASH FRANCE’s pension plans stipulate that employees with more than two years of service are entitled to receive a lump-sum payment based on their length of service and the salaries of the most recent twelve months at the time of termination of employment.

3)	ASE, SPIL, ASE Test, Inc. and ASE Electronics Inc. maintain pension plans for executive managers. Pension costs under the plans were NT$11,137 thousand, NT$11,567 thousand and NT$11,184 thousand (US$398 thousand) for the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2019 and 2020, accrued pension liabilities for executive managers were NT$335,109 thousand and NT346,015 thousand (US$12,322 thousand), respectively.

4)	The amounts included in the consolidated balance sheets arising from the Group’s obligation in respect of its defined benefit plans excluding those for executive managers were as follows:

	December 31
	2019	2020
	NT$	NT$	US$ (Note 4)

Present value of the defined benefit obligation	$10,668,574	$12,159,145	$433,018
Fair value of the plan assets	(5,742,178)	(5,962,305)	(212,333)
Present value of unfunded defined benefit obligation	4,926,396	6,196,840	220,685
Recorded under other payables	(19,014)	(102,367)	(3,646)
Recorded under other non-current assets	11,910	26,306	937

Net defined benefit liability	$4,919,292	$6,120,779	$217,976

Movements in net defined benefit liability (asset) were as follows:

	Present Value of the Defined Benefit Obligation	Fair Value of the Plan Assets	Net Defined Benefit Liability (Asset)
	NT$	NT$	NT$

Balance at January 1, 2018	$7,910,638	$(4,341,373)	$3,569,265

Service cost
Current service cost	224,126	-	224,126
Net interest expense (income)	178,779	(122,709)	56,070
Recognized in profit or loss	402,905	(122,709)	280,196

Remeasurement
Return on plan assets (excluding amounts included in net interest)	-	(16,589)	(16,589)
Actuarial (gain) loss
Changes in financial assumptions	(8,643)	-	(8,643)
Experience adjustments	302,499	-	302,499
Changes in demographic assumptions	8,190	-	8,190
Changes in other assumptions	22,723	-	22,723
Recognized in other comprehensive income	324,769	(16,589)	308,180

Contributions from the employer	-	(364,237)	(364,237)
Benefits paid from
the pension fund	(541,989)	541,989	-
the Group	(295,953)	-	(295,953)
Business combinations	2,522,805	(1,210,524)	1,312,281
Exchange differences on foreign plans	(26,036)	21,320	(4,716)

Balance at December 31, 2018	10,297,139	(5,492,123)	4,805,016

Service cost
Current service cost	211,226	-	211,226
Net interest expense (income)	151,635	(97,387)	54,248
Recognized in profit or loss	362,861	(97,387)	265,474

Remeasurement
Return on plan assets (excluding amounts included in net interest)	-	(104,516)	(104,516)
Actuarial (gain) loss
Changes in financial assumptions	398,732	-	398,732
Experience adjustments	70,374	-	70,374
Changes in demographic assumptions	(2,329)	-	(2,329)
Recognized in other comprehensive income	466,777	(104,516)	362,261

(Continued)

	Present Value of the Defined Benefit Obligation	Fair Value of the Plan Assets	Net Defined Benefit Liability (Asset)
	NT$	NT$	NT$

Contributions from the employer	$-	$(514,617)	$(514,617)
Benefits paid from
the pension fund	(393,897)	393,897	-
the Group	(21,439)	-	(21,439)
Business combinations	62,857	(28,380)	34,477
Exchange differences on foreign plans	(105,724)	100,948	(4,776)

Balance at December 31, 2019	$10,668,574	$(5,742,178)	$4,926,396

Service cost
Current service cost	193,693	-	193,693
Past service cost and gain on settlements	(25,891)	-	(25,891)
Net interest expense (income)	119,314	(81,114)	38,200
Recognized in profit or loss	287,116	(81,114)	206,002
Remeasurement
Return on plan assets (excluding amounts included in net interest)	-	(109,616)	(109,616)
Actuarial (gain) loss
Changes in financial assumptions	465,433	-	465,433
Experience adjustments	281,661	-	281,661
Changes in demographic assumptions	(36,627)	-	(36,627)
Recognized in other comprehensive income	710,467	(109,616)	600,851

Contributions from the employer	-	(620,433)	(620,433)
Benefits paid from
the pension fund	(552,430)	603,137	50,707
the Group	(14,520)	-	(14,520)
Assets extinguished on settlement	-	11,910	11,910
Business combinations	1,018,480	-	1,018,480
Exchange differences on foreign plans	41,458	(24,011)	17,447

Balance at December 31, 2020	$12,159,145	$(5,962,305)	$6,196,840

(Concluded)

	Present Value of the Defined Benefit Obligation	Fair Value of the Plan Assets	Net Defined Benefit Liability (Asset)
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Balance at January 1, 2020	$379,935	$(204,493)	$175,442

Service cost
Current service cost	6,898	-	6,898

(Continued)

	Present Value of the Defined Benefit Obligation	Fair Value of the Plan Assets	Net Defined Benefit Liability (Asset)
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Past service cost and gain on settlements	$(922)	$-	$(922)
Net interest expense (income)	4,249	(2,889)	1,360
Recognized in profit or loss	10,225	(2,889)	7,336

Remeasurement
Return on plan assets (excluding amounts included in net interest)	-	(3,904)	(3,904)
Actuarial (gain) loss
Changes in financial assumptions	16,575	-	16,575
Experience adjustments	10,031	-	10,031
Changes in demographic assumptions	(1,304)	-	(1,304)
Recognized in other comprehensive income	25,302	(3,904)	21,398

Contributions from the employer	-	(22,095)	(22,095)
Benefits paid from
the pension fund	(19,673)	21,479	1,806
the Group	(517)	-	(517)
Assets extinguished on settlement	-	424	424
Business combinations	36,270	-	36,270
Exchange differences on foreign plans	1,476	(855)	621

Balance at December 31, 2020	$433,018	$(212,333)	$220,685

(Concluded)

5)	The fair value of the plan assets by major categories at each balance sheet date was as follows:

	December 31
	2019	2020
	NT$	NT$	US$ (Note 4)

Cash	$2,396,657	$2,236,340	$79,642
Equity instruments	2,315,637	2,459,708	87,596
Debt instruments	1,029,884	1,092,115	38,893
Others	-	174,142	6,202

Total	$5,742,178	$5,962,305	$212,333

6)	Through the defined benefit plans under the Labor Standards Law of the R.O.C., the Group in Taiwan are exposed to the following risks:

a)	Investment risk

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

7)	The management of ASE Korea is responsible for the administration of the fund and determination of the investment strategies according to related local regulations. ASE Korea is responsible for the shortfall between the fund and the defined benefit obligation. The plan assets are invested in the certificates of deposits.

8)	The present value of the defined benefit obligation and the related current service cost and past service cost were measured using the Projected Unit Credit Method. Except the pension plans for executive managers, the key assumptions used for the actuarial valuations were as follow:

	December 31
	2019	2020

Discount rates (%)	0.08-2.85	0.00-2.77
Expected rates of salary increase (%)	1.00-4.01	1.00-4.06

The sensitivity analysis below has been determined based on reasonably possible changes of the respective assumptions occurring at each balance sheet date, while holding all other assumptions constant.

	December 31
	2019	2020
	NT$	NT$	US$ (Note 4)

Discount Rate
0.5% higher	$(555,266)	$(617,803)	$(22,002)
0.5% lower	$601,616	$600,451	$21,384
Expected rates of salary increase
0.5% higher	$591,915	$611,217	$21,767
0.5% lower	$(545,528)	$(565,555)	$(20,141)

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

9)	Maturity analysis of undiscounted pension benefit

	December 31
	2019	2020
	NT$	NT$	US$ (Note 4)

No later than 1 year	$422,067	$498,092	$17,738
Later than 1 year but not later than 5 years	2,081,540	2,553,522	90,937
Later than 5 years	12,216,422	12,325,576	438,945

	$14,720,029	$15,377,190	$547,620

The Group expected to make contributions of NT$533,777 thousand and NT$513,781 thousand (US$18,297 thousand) to the defined benefit plans in the next year starting from January 1, 2020 and 2021, respectively.

As of December 31, 2019 and 2020, the average duration of the defined benefit obligation excluding those for executive managers of the Group was 10 to 14 years and 9 to 16 years, respectively.

24.	EQUITY

a.	Share capital

Ordinary shares

	December 31
	2019	2020

Numbers of shares authorized (in thousands)	5,000,000	5,500,000

Numbers of shares reserved (in thousands)
Employee share options	400,000	400,000

Number of shares issued and fully paid (in thousands)	4,330,528	4,351,592

	December 31
	2019	2020
	NT$	NT$	US$ (Note 4)

Share capital authorized	$50,000,000	$55,000,000	$1,958,689

Share capital reserved
Employee share options	$4,000,000	$4,000,000	$142,450

Share capital issued and fully paid	$43,305,287	$43,515,920	$1,549,712

American Depositary Receipts

The Company’s ADS represents 2 ordinary shares of the Company. As of December 31, 2019 and 2020, 125,542 thousand and 107,964 thousand ADSs were outstanding and represented approximately 251,084 thousand and 215,927 thousand ordinary shares of the Company, respectively.

b.	Capital surplus

	December 31
	2019	2020
	NT$	NT$	US$ (Note 4)

May be used to offset a deficit, distributed as cash dividends, or transferred to share capital (1)

Issuance of ordinary shares	$13,070,330	$13,548,426	$482,494
Merger by share exchange	117,693,658	117,693,658	4,191,369

(Continued)

	December 31
	2019	2020
	NT$	NT$	US$ (Note 4)

Difference between consideration and the carrying amount of the subsidiaries’ net assets during actual disposal or acquisition	$3,254,489	$3,240,987	$115,420
	134,018,477	134,483,071	4,789,283

May be used to offset a deficit only

Changes in percentage of ownership interest in subsidiaries (2)	891,876	1,451	52
Treasury share transactions	364,708	510,449	18,178
Exercised employee share options	1,443,995	1,617,254	57,595
Expired share options (Note 28)	645,903	645,903	23,002
Share of changes in capital surplus of associates	16,266	41,239	1,469
Dividends that the claim period has elapsed and unclaimed by shareholders	1,942	3,550	126
	3,364,690	2,819,846	100,422

May not be used for any purpose

Employee share options	1,304,250	1,894,952	67,484
Others (3)	222,946	569,681	20,288
	1,527,196	2,464,633	87,772

	$138,910,363	$139,767,550	$4,977,477

(Concluded)

1)	Such capital surplus may be used to offset a deficit; in addition, when the Company has no deficit, such capital surplus may be distributed as cash dividends or transferred to share capital (limited to a certain percentage of the Company’s capital surplus and once a year).

2)	Such capital surplus arises from the effects of changes in ownership interests in subsidiaries resulting from equity transactions other than actual disposals or acquisitions, or from changes in capital surplus of subsidiaries accounted for using the equity method.

3)	Such capital surplus represents the excess of the carrying amount of related accounts over the par value due to employee share options exercised and the Company has not completed registration formalities.

c.	Retained earnings and dividend policy

The Articles of Incorporation of the Company (the “Articles”) provides that annual net income shall be distributed in the following order:

1)	Replenishment of deficits;

2)	10.0% as legal reserve;

3)	Special reserve appropriated or reversed in accordance with laws or regulations set forth by the authorities concerned;

4)	If annual net income remains, a proposal for the distribution of such amount together with a part or all of the accumulated undistributed profits in previous years shall be prepared by the board of directors and submit to the shareholders’ meeting for resolution.

For the policies on the distribution of employees’ compensation and remuneration of directors, refer to employees’ compensation and remuneration of directors in Note 25(g).

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

The appropriation of earnings for 2018 and 2019 resolved at the Company’s annual shareholders’ meetings in June 2019 and June 2020, respectively were as follows:

	Appropriation of Earnings		Dividends Per Share
	For Year 2018	For Year 2019	For Year 2018	For Year 2019
	NT$	NT$	NT$	NT$
			(in dollars)	(in dollars)

Legal reserve	$2,203,895	$1,697,489
Special reserve	3,548,844	3,944,915
Cash dividends	10,806,454	8,668,331	$2.5	$2.0

	$16,559,193	$14,310,735

d.	Others equity items

1)	Exchange differences on translating foreign operations

	For the Year Ended December 31
	2018	2019	2020
	NT$	NT$	NT$	US$ (Note 4)

Balance at January 1	$(6,733,659)	$(5,888,574)	$(10,762,684)	$(383,286)
Recognized for the year
Exchange differences on translating foreign operations	426,186	(4,788,135)	(1,173,204)	(41,781)

(Continued)

	For the Year Ended December 31
	2018	2019	2020
	NT$	NT$	NT$	US$ (Note 4)

Share from associates and joint venture accounted for using the equity method	$136,608	$(85,975)	$101,038	$3,598
Reclassification adjustments
Disposal of associates and joint venture accounted for using the equity method	282,291	-	29,971	1,067
Disposal of foreign operations	-	-	162,940	5,803

Balance at December 31	$(5,888,574)	$(10,762,684)	$(11,641,939)	$(414,599)

(Concluded)

2)	Unrealized gain (loss) on financial assets at FVTOCI

	For the Year Ended December 31
	2019	2020
	NT$	NT$	US$ (Note 4)

Balance at January 1	$(1,015,107)	$(203,098)	$(7,233)
Unrealized gain (loss) recognized during the year
Debt instruments	(2,052)	(2,136)	(76)
Equity instruments	(283,472)	(405,020)	(14,424)
Share from associates and joint venture accounted for using the equity method	1,501,689	2,655,570	94,572
Realized gain (loss) recognized during the year
Share from the disposal of associates and joint venture accounted for using the equity method	-	1,094	39
Equity instruments	-	16,383	583
Share from associates and joint venture accounted for using the equity method	(404,156)	(34,891)	(1,242)

Balance at December 31	$(203,098)	$2,027,902	$72,219

3)	Gain (loss) on hedging instruments - hedges of net investments of foreign operations

	For the year ended December 31, 2020
	NT$	US$ (Note 4)

Balance at January 1	$-	$-
Recognized during the period
Foreign currency risk – loans denominated in foreign currency	(429,265)	(15,287)

Balance at December 31	$(429,265)	$(15,287)

e.	Treasury shares (in thousand shares)

The Company’s shares held by subsidiaries both were 72,941 thousand shares for the years ended December 31, 2019 and 2020.

The Company’s shares held by its subsidiaries at each balance sheet date were as follows:

	Shares Held by Subsidiaries	Carrying Amount	Carrying Amount	Fair Value	Fair Value
	(in thousand shares)	NT$	US$ (Note 4)	NT$	US$ (Note 4)

December 31, 2019

ASE Test	44,100	$1,380,721		$3,669,140
J&R Holding	23,352	381,709		1,942,876
ASE Test, Inc.	5,489	196,677		456,717

	72,941	$1,959,107		$6,068,733

December 31, 2020

ASE Test	44,100	$1,380,721	$49,171	$3,585,349	$127,683
J&R Holding	23,352	381,709	13,594	1,898,508	67,611
ASE Test, Inc.	5,489	196,677	7,004	446,287	15,893

	72,941	$1,959,107	$69,769	$5,930,144	$211,187

Fair value (Level 1) of the Company’s shares held by subsidiaries is based on the closing price from an available published price quotation.

The subsidiaries holding the aforementioned treasury shares retain shareholders’ rights except the rights to participate in any capital increase by cash and voting.

f.	Non-controlling interests

	For the Year Ended December 31
	2018	2019	2020
	NT$	NT$	NT$	US$ (Note 4)

Balance at January 1	$13,195,312	$17,639,487	$13,374,912	$476,315
Share of profit for the year	1,203,588	1,207,974	1,681,320	59,876
Other comprehensive income (loss)
Exchange difference on translating foreign operations	(198,365)	(414,010)	178,480	6,356
Unrealized (loss) gain on equity instruments at FVTOCI	(23,928)	(10,773)	1,321	47
Loss from hedging	-	-	(145,559)	(5,184)
Remeasurement on defined benefit plans	(30,079)	(7,422)	(9,075)	(323)
Non-controlling interests arising from acquisition or disposal of subsidiaries (Note 29)	3,582,866	666,651	(5,658)	(202)
Subscribing for ordinary shares from subsidiaries’ cash capital increase	-	83,044	-	-
Acquisition of non-controlling interests in subsidiaries (Note 31)	(2,492,915)	(5,084,785)	(116,738)	(4,157)
Issuance of new ordinary shares by subsidiaries (Note 29)	-	-	1,711,453	60,949
Partial disposal of subsidiaries	1,693,064	-	-	-
Subsidiaries’ buy back of their own outstanding ordinary shares (Note 31)	(801,884)	(2,017,319)	(2,299,533)	(81,892)
Non-controlling interest relating to outstanding vested employee share options granted by subsidiaries	1,936,643	1,672,310	1,591,904	56,692
Cash dividends to non-controlling interests	(424,815)	(360,245)	(346,774)	(12,350)

Balance at December 31	$17,639,487	$13,374,912	$15,616,053	$556,127

25.	PROFIT BEFORE INCOME TAX

a.	Other operating income and expenses, net

	For the Year Ended December 31
	2018	2019	2020
	NT$	NT$	NT$	US$ (Note 4)

Rental income	$182,411	$136,301	$153,682	$5,473
Gains (losses) on disposal of property, plant and equipment and other assets	(14,644)	(164,187)	732,796	26,097
Impairment losses on property, plant and equipment (Note 15)	(133,071)	(201,006)	(992,273)	(35,337)
Loss on damages and claims	(24,114)	(459,544)	(176,888)	(6,299)
Others	361,001	419,881	785,175	27,961

	$371,583	$(268,555)	$502,492	$17,895

b.	Other income

	For the Year Ended December 31
	2018	2019	2020
	NT$	NT$	NT$	US$ (Note 4)

Government subsidy	$435,950	$624,351	$803,049	$28,599
Interest income	466,211	549,681	520,783	18,546
Dividends income	190,397	185,061	150,715	5,367

	$1,092,558	$1,359,093	$1,474,547	$52,512

c.	Other gains, net

	For the Year Ended December 31
	2018	2019	2020
	NT$	NT$	NT$	US$ (Note 4)

Remeasurement gain on investments accounted for using the equity method due to step acquisition (Note 29)	$7,421,408	$319,712	$-	$-
Net gains on financial assets mandatorily at FVTPL	3,388,485	3,631,763	3,211,125	114,356
Net losses arising on financial instruments held for trading	(1,398,995)	(1,984,941)	(3,282,973)	(116,915)
Gain on disposal of subsidiaries (Note 30)	-	-	802,753	28,588
Foreign exchange gains (losses), net	(1,015,615)	1,125,681	1,005,374	35,805
Gain on disposal of investments accounted for using the equity method (Note 14)	-	-	91,297	3,251
Impairment losses on financial assets (Note 14)	(521,010)	(400,201)	-	-
Others	-	(8,025)	-	-

	$7,874,273	$2,683,989	$1,827,576	$65,085

d.	Finance costs

	For the Year Ended December 31
	2018	2019	2020
	NT$	NT$	NT$	US$ (Note 4)

Interest on lease liabilities	$-	$88,742	$88,026	$3,135
Interest on borrowings and bonds payable	3,597,932	4,211,541	3,498,999	124,608
Total interest expense for financial liabilities measured at amortized cost	3,597,932	4,300,283	3,587,025	127,743
Less: Amounts included in the cost of qualifying assets
Inventories related to real estate business	(11,648)	(35,713)	(95,589)	(3,404)
Property, plant and equipment	(50,309)	(77,715)	(54,208)	(1,930)
Investment properties	(89)	-	-	-
	3,535,886	4,186,855	3,437,228	122,409
Other finance costs	32,355	16,540	22,283	793

	$3,568,241	$4,203,395	$3,459,511	$123,202

Information relating to the capitalized borrowing costs was as follows:

	For the Year Ended December 31
	2018	2019	2020

Annual interest capitalization rates
Inventories related to real estate business (%)	4.35	4.35-4.85	4.20-4.75
Property, plant and equipment (%)	1.84-4.52	0.96-4.03	0.49-3.47
Investment properties (%)	1.84-2.23	-	-

e.	Depreciation and amortization

	For the Year Ended December 31
	2018	2019	2020
	NT$	NT$	NT$	US$ (Note 4)

Property, plant and equipment	$39,893,786	$45,240,667	$46,016,548	$1,638,766
Right-of-use assets	-	1,055,458	946,880	33,721
Investment properties	392,667	594,110	562,260	20,023
Other intangible assets	2,402,450	3,576,606	3,733,377	132,955

Total	$42,688,903	$50,466,841	$51,259,065	$1,825,465

Summary of depreciation by function
Operating costs	$37,903,050	$43,749,333	$44,017,839	$1,567,587
Operating expenses	2,383,403	3,140,902	3,507,849	124,923

	$40,286,453	$46,890,235	$47,525,688	$1,692,510

(Continued)

	For the Year Ended December 31
	2018	2019	2020
	NT$	NT$	NT$	US$ (Note 4)

Summary of amortization by function
Operating costs	$1,394,664	$2,092,074	$2,231,060	$79,454
Operating expenses	1,007,786	1,484,532	1,502,317	53,501

	$2,402,450	$3,576,606	$3,733,377	$132,955

(Concluded)

Operating expenses directly related to investment properties

	For the Year Ended December 31
	2018	2019	2020
	NT$	NT$	NT$	US$ (Note 4)

Direct operating expenses of investment properties that generated rental income	$1,276,751	$1,232,826	$1,121,854	$39,952

f.	Employee benefits expense

	For the Year Ended December 31
	2018	2019	2020
	NT$	NT$	NT$	US$ (Note 4)

Post-employment benefits
Defined contribution plans	$2,965,054	$3,148,209	$2,979,167	$106,096
Defined benefit plans	291,333	277,041	217,186	7,735
	3,256,387	3,425,250	3,196,353	113,831
Equity-settled share-based payments	215,648	871,699	955,575	34,030
Other employee benefits	63,940,430	70,279,752	76,648,412	2,729,644

	$67,412,465	$74,576,701	$80,800,340	$2,877,505

Summary of employee benefits expense by function
Operating costs	$45,363,170	$49,173,778	$52,526,164	$1,870,590
Operating expenses	22,049,295	25,402,923	28,274,176	1,006,915

	$67,412,465	$74,576,701	$80,800,340	$2,877,505

g.	Employees’ compensation and the remuneration to directors

The Articles stipulates to distribute employees’ compensation and remuneration to directors at the rates in 0.01%-1.00% and no higher than 0.75%, respectively, of net profit before income tax, employees’ compensation and remuneration to directors.

	For the Year Ended December 31
	2019		2020
	Accrual Rate (%)	Accrual Amount	Accrual Rate (%)	Accrual Amount
		NT$		NT$	US$ (Note 4)

Employees’ compensation	0.20	$34,400	0.20	$54,909	$1,955
Remuneration to directors	0.40	68,803	0.40	109,818	3,911

If there is a change in the proposed amounts after the consolidated financial statement authorized for issue, the differences are recorded as a change in accounting estimate and will be adjusted in the following year.

In March 2019 and 2020, the board of directors resolved the appropriations of employees’ compensation and remuneration to directors in cash for 2018 and 2019, respectively. The differences between the resolved amounts and the accrued amounts reflected in the annual consolidated financial statements for the years ended December 31, 2018 and 2019 were deemed changes in estimates. The differences were both NT$3 thousand (US$0.1 thousand) and were adjusted in net profit for each of the year ended December 31, 2019 and 2020, respectively.

	For Year 2018		For Year 2019
	Employees’ compensation	Remuneration to directors	Employees’ compensation	Remuneration to directors
	NT$	NT$	NT$	NT$

Resolved by the board of directors	$45,430	$34,070	$34,400	$68,800
Recognized in the consolidated financial statements	$45,430	$34,073	$34,400	$68,803

Information on the employees’ compensation and the remuneration to directors resolved by the board of directors is available at the Market Observation Post System website of the Taiwan Stock Exchange (the “TWSE”).

26.	INCOME TAX

The Company and its subsidiaries have filed a consolidated tax return for corporate income tax starting from 2019 and for unappropriated earnings starting from 2018.

a.	Income tax recognized in profit or loss

The major components of income tax were as follows:

	For the Year Ended December 31
	2018	2019	2020
	NT$	NT$	NT$	US$ (Note 4)

Current income tax
In respect of the current year	$5,207,309	$5,002,954	$6,807,882	$242,446
Income tax on unappropriated earnings	(1,022,560)	19,115	680,649	24,240
Changes in estimate for prior years	(103,822)	(352,579)	(472,512)	(16,827)
	4,080,927	4,669,490	7,016,019	249,859

(Continued)

	For the Year Ended December 31
	2018	2019	2020
	NT$	NT$	NT$	US$ (Note 4)

Deferred income tax
In respect of the current year	$(227,327)	$563,512	$212,338	$7,562
Effect of tax rate changes	657,346	54,072	-	-
Changes in estimate for prior years	5,696	(213,758)	(103,021)	(3,669)
Effect of foreign currency exchange differences	(3,273)	(62,070)	(8,438)	(301)
	432,442	341,756	100,879	3,592

Income tax expense recognized in profit or loss	$4,513,369	$5,011,246	$7,116,898	$253,451

(Concluded)

A reconciliation of income tax expense calculated at the statutory rates and income tax expense recognized in profit or loss was as follows:

	For the Year Ended December 31
	2018	2019	2020
	NT$	NT$	NT$	US$ (Note 4)

Profit before income tax	$31,937,678	$23,279,811	$35,768,798	$1,273,817

Income tax expense calculated at the statutory rates	$13,540,599	$11,802,811	$16,907,904	$602,133
Nontaxable expense in determining taxable income	353,019	459,133	316,619	11,276
Tax-exempt income	(2,515,453)	(495,883)	(387,212)	(13,790)
Additional income tax on unappropriated earnings	(1,022,560)	19,115	680,649	24,240
Loss carry-forward and income tax credits currently used	(971,124)	(898,198)	(1,191,387)	(42,428)
Remeasurement of deferred income tax assets, net	(4,776,271)	(5,588,335)	(8,650,569)	(308,069)
Changes in estimate for prior periods	(103,822)	(352,579)	(472,512)	(16,827)
Unrecognized deductible temporary differences	-	-	(138,890)	(4,946)
Withholding tax	8,981	65,182	52,296	1,862

Income tax expense recognized in profit or loss	$4,513,369	$5,011,246	$7,116,898	$253,451

In July 2019, the President of the R.O.C. announced the amendments to the Statute for Industrial Innovation, which stipulate that the amounts of unappropriated earnings in 2018 and thereafter that are reinvested in the construction or purchase of certain assets or technologies are allowed as deduction when computing the income tax on unappropriated earnings. When calculating the tax on unappropriated earnings, the Group only deducts the amount of the unappropriated earnings that has been reinvested in capital expenditure.

In addition, in accordance with Rule No.10904558730 issued by the Ministry of Finance of Taiwan (MOF), the Group has deducted the amount of dividends distributed in 2020 attributable to the increase in the retained earnings as of January 1, 2018 as a result of initial adoption of IFRS 9 and IFRS 15 when calculating the tax on unappropriated earnings for 2018.

b.	Income tax recognized directly in equity

	For the Year Ended December 31
	2018	2019	2020
	NT$	NT$	NT$	US$ (Note 4)

Deferred income tax
Related to employee share options	$(1,099)	$1,404	$(1,159)	$(41)

c.	Income tax recognized in other comprehensive income

	For the Year Ended December 31
	2018	2019	2020
	NT$	NT$	NT$	US$ (Note 4)

Deferred income tax
Related to remeasurement of defined benefit plans	$55,346	$74,308	$114,559	$4,080
Unrealized loss on equity instruments at fair value through other comprehensive income	-	(78,124)	(237,460)	(8,457)
Effect of tax rate changes	70,755	-	-	-

Income tax recognized in other comprehensive income	$126,101	$(3,816)	$(122,901)	$(4,377)

d.	Current tax assets and liabilities

	December 31
	2019	2020
	NT$	NT$	US$ (Note 4)

Current tax assets
Tax refund receivable	$90,569	$303,265	$10,800
Prepaid income tax	462,523	399,555	14,229

	$553,092	$702,820	$25,029

Current tax liabilities
Income tax payable	$4,858,578	$6,514,502	$231,998

e.	Deferred tax assets and liabilities

The Group offset certain deferred tax assets and deferred tax liabilities which met the offset criteria.

The movements of deferred tax assets and deferred tax liabilities were as follows:

For the year ended December 31, 2018

	Balance at January 1	Adjustment on initial Application of IFRS 15	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Recognized in Equity	Exchange Differences	Acquisitions Through Business Combinations	Balance at December 31
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$

Deferred tax assets (liabilities)

Temporary differences
Property, plant and equipment	$(3,879,066)	$-	$(600,229)	$-	$-	$(21,146)	$(45,873)	$(4,546,314)
Defined benefit obligation	780,240	-	(131,687)	126,101	-	27,884	262,286	1,064,824
FVTPL financial instruments	(104,903)	-	284,659	-	-	(137)	27,402	207,021
Others	1,028,409	(97,358)	(26,147)	-	(1,099)	74,327	294,540	1,272,672
	(2,175,320)	(97,358)	(473,404)	126,101	(1,099)	80,928	538,355	(2,001,797)
Loss carry-forward	681,441	-	(50,059)	-	-	28,293	12,600	672,275
Investment credits	534,213	-	91,021	-	-	5,932	-	631,166

	$(959,666)	$(97,358)	$(432,442)	$126,101	$(1,099)	$115,153	$550,955	$(698,356)

For the year ended December 31, 2019

	Balance at January 1	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Recognized in Equity	Exchange Differences	Acquisitions through Business Combinations	Balance at December 31
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Deferred tax assets (liabilities)

Temporary differences
Property, plant and equipment	$(4,546,314)	$(80,593)	$-	$-	$(17,949)	$(16,917)	$(4,661,773)
Defined benefit obligation	1,064,824	(57,746)	74,308	-	(2,803)	-	1,078,583
FVTPL financial instruments	207,021	43,285	-	-	9	-	250,315
Others	1,272,672	6,148	(78,124)	1,404	(21,763)	8,184	1,188,521
	(2,001,797)	(88,906)	(3,816)	1,404	(42,506)	(8,733)	(2,144,354)
Loss carry-forward	672,275	(166,128)	-	-	(12,203)	48,837	542,781
Investment credits	631,166	(86,722)	-	-	(7,404)	-	537,040

	$(698,356)	$(341,756)	$(3,816)	$1,404	$(62,113)	$40,104	$(1,064,533)

For the year ended December 31, 2020

	Balance at January 1	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Recognized in Equity	Exchange Differences	Acquisitions through Business Combinations	Disposal of Subsidiaries	Balance at December 31
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$

Deferred tax assets (liabilities)

Temporary differences
Property, plant and equipment	$(4,661,773)	$(422,833)	$-	$-	$43,364	$21,875	$(13,982)	$(5,033,349)
Defined benefit obligation	1,078,583	(36,633)	114,559	-	1,005	212,941	-	1,370,455
FVTPL financial instruments	250,315	(135,103)	-	-	(74)	2,085	(11,281)	105,942
Others	1,188,521	624,442	(237,460)	(1,159)	(42,771)	114,036	(119,564)	1,526,045
	(2,144,354)	29,873	(122,901)	(1,159)	1,524	350,937	(144,827)	(2,030,907)
Loss carry-forward	542,781	(44,651)	-	-	(915)	183,045	(152,594)	527,666
Investment credits	537,040	(86,100)	-	-	(21,559)	-	-	429,381

	$(1,064,533)	$(100,878)	$(122,901)	$(1,159)	$(20,950)	$533,982	$(297,421)	$(1,073,860)

	Balance at January 1	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Recognized in Equity	Exchange Differences	Acquisitions through Business Combinations	Disposal of Subsidiaries	Balance at December 31
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Deferred tax assets (liabilities)

Temporary differences
Property, plant and equipment	$(166,018)	$(15,058)	$-	$-	$1,544	$779	$(498)	$(179,251)
Defined benefit obligation	38,411	(1,305)	4,080	-	36	7,583	-	48,805
FVTPL financial instruments	8,914	(4,811)	-	-	(3)	74	(402)	3,772
Others	42,328	22,238	(8,457)	(41)	(1,523)	4,061	(4,258)	54,348
	(76,365)	1,064	(4,377)	(41)	54	12,497	(5,158)	(72,326)
Loss carry-forward	19,330	(1,590)	-	-	(33)	6,519	(5,434)	18,792
Investment credits	19,125	(3,066)	-	-	(768)	-	-	15,291

	$(37,910)	$(3,592)	$(4,377)	$(41)	$(747)	$19,016	$(10,592)	$(38,243)

f.	Items for which no deferred tax assets have been recognized for loss carry-forward, investment credits and deductible temporary differences

	December 31
	2019	2020
	NT$	NT$	US$ (Note 4)

Loss carry-forward	$966,783	$1,497,056	$53,314
Investment credits	51,217	49,611	1,767
Deductible temporary differences	446,754	377,242	13,434

	$1,464,754	$1,923,909	$68,515

The unrecognized loss carry-forward will expire through 2030.

g.	Information about unused loss carry-forward, unused investment credits, tax-exemption and other tax relief

As of December 31, 2020, the unused loss carry-forward comprised of:

Expiry Year	NT$	US$
		(Note 4)

2021	$79,849	$2,844
2022	140,029	4,987
2023	192,607	6,859
2024	172,337	6,137
2025 and thereafter	1,439,900	51,279

	$2,024,722	$72,106

As of December 31, 2020, unused investment credits comprised of:

Tax Credit Source	Remaining Creditable Amount		Expiry Year
	NT$	US$
		(Note 4)

Purchase of machinery and equipment	$405,188	$14,430	2027
Others	73,804	2,628	2026 and thereafter

	$478,992	$17,058

As of December 31, 2020, profits attributable to the following expansion projects were exempted from income tax for a 5-year period:

Tax-exemption Period

Construction and expansion of ASE Test Inc. in 2009	2018.01-2022.12

Some China subsidiaries qualified as high technology enterprises were entitled to a reduced income tax rate of 15% and were eligible to deduct certain times of research and development expenses from their taxable income.

h.	Unrecognized deferred tax liabilities associated with investments

As of December 31, 2019 and 2020, the taxable temporary differences associated with the investments in subsidiaries for which no deferred tax liabilities have been recognized were NT$27,139,427 thousand and NT$33,474,725 thousand (US$1,192,120 thousand), respectively.

i.	Income tax assessments

The tax returns of the Company and its R.O.C. subsidiaries through 2018 have been examined by the tax authorities.

27.	EARNINGS PER SHARE

The earnings and weighted average number of ordinary shares outstanding in the computation of earnings per share were as follows:

Net profit for the year

	For the Year Ended December 31
	2018	2019	2020
	NT$	NT$	NT$	US$ (Note 4)

Profit for the year attributable to owners of the Company	$26,220,721	$17,060,591	$26,970,580	$960,490
Effect of potentially dilutive ordinary shares:
Employee share options issued by subsidiaries	(418,295)	(385,865)	(521,073)	(18,557)

Earnings used in the computation of diluted earnings per share	$25,802,426	$16,674,726	$26,449,507	$941,933

Weighted average number of ordinary shares outstanding (in thousand shares):

	For the Year Ended December 31
	2018	2019	2020

Weighted average number of ordinary shares in computation of basic earnings per share	4,245,247	4,251,964	4,265,732
Effect of potentially dilutive ordinary shares:
From employee share options	5,103	10,232	22,086

(Continued)

	For the Year Ended December 31
	2018	2019	2020

From employees’ compensation	779	570	815

Weighted average number of ordinary shares in computation of diluted earnings per share	4,251,129	4,262,766	4,288,633

(Concluded)

For the computation of earnings per ADS, the denominators were the half of the aforementioned weighted average outstanding shares (1 ADS represents 2 ordinary shares) while the numerators held constant.

The Group is able to settle the employees’ compensation by cash or shares. The Group assumed that the entire amount of the compensation would be settled in shares and the resulting potential shares were included in the weighted average number of ordinary shares outstanding used in the computation of diluted earnings per share if the effect is dilutive. Such dilutive effect of the potential shares was included in the computation of diluted earnings per share until the board of directors approve the number of shares to be distributed to employees at their meeting in following year.

28.	SHARE-BASED PAYMENT ARRANGEMENTS

a.	Employee share option plans of the Company

In order to attract, retain and reward employees, the Company and its subsidiary, ASE, have their employee share option plans for the Group’s full-time employees. As disclosed in Note 1, the Company assumed ASE’s obligations of outstanding employee share option plans starting from April 30, 2018 and each share option represents the right to purchase 0.5 ordinary share of the Company when exercised. Under the terms of the plan, share options are granted at an exercise price equal to or not less than the closing price of the ordinary shares listed on the TWSE at the issue date. The right of those share options granted under the plan is valid for 10 years, non-transferable and exercisable at certain percentages subsequent to the second anniversary of the grant date. For any subsequent changes in the Company’s capital structure or when cash dividend per ordinary share exceeds 1.5% of the market price per ordinary share, the exercise price is accordingly adjusted.

Information about the share option plans that ASE granted for the period from January 1, 2018 through April 29, 2018 was as follows:

	For the Period from January 1, 2018 through April 29, 2018
	Number of Options (In Thousands)	Weighted Average Exercise Price Per Share (NT$)

Balance, beginning of period	135,961	$30.2
Options forfeited	(1,692)	36.3
Options exercised	(20,557)	26.0
Options transferred to the Company in accordance with the joint share exchange agreement	(113,712)	30.9

Balance, end of period	-	-

Information about the share option plans that the Company granted and assumed for the period from April 30, 2018 through December 31, 2018 and for the years ended December 31, 2019 and 2020 were as follows:

	For the Period from April 30, 2018 through		For the Year Ended December 31
	December 31, 2018		2019		2020
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price	Options	Price
	(In	Per Share	(In	Per Share	(In	Per Share
	Thousands)	(NT$)	Thousands)	(NT$)	Thousands)	(NT$)

Balance, beginning of period	-	$-	183,814	$58.1	170,786	$57.0
Options assumed on April 30, 2018	56,856	61.7	-	-	-	-
Options granted	131,863	56.4	-	-	-	-
Options expired	-	-	-	-	(1,006)	40.8
Options forfeited	(1,582)	71.5	(4,214)	61.8	(3,949)	58.0
Options exercised	(3,323)	43.6	(8,814)	48.4	(21,064)	49.2

Balance, end of period	183,814	58.1	170,786	57.0	144,767	56.9

Options exercisable, end of period	36,354	58.1	33,822	63.5	67,388	61.4

Fair value of options granted (NT$)	$16.28-19.12		$-		$-

The weighted average share prices at exercise dates of share options for the period from January 1, 2018 to April 29, 2018, the period from April 30, 2018 to December 31, 2018, and the year ended December 31, 2019 and 2020 were NT$41.0, NT$68.5, NT$69.3 and NT$68.5 (US$2.4), respectively.

Information about the outstanding share options that the Company granted and assumed at each balance sheet date was as follows:

	Range of Exercise Price Per Share (NT$)	Weighted Average Remaining Contractual Life (Years)

December 31, 2019

ASE 4th share options	$40.8-45.2	0.5
ASE 5th share options	73.0	5.7
The Company 1st share options	54.4	8.9

December 31, 2020

ASE 4th share options	45.2	0.3
ASE 5th share options	73.0	4.7
The Company 1st share options	52.9	7.9

b.	Employee share option plans of subsidiaries

USIE

The terms of the plans issued by USIE were the same with those option plans previously granted by ASE.

Information about share options was as follows:

	For the Year Ended December 31
	2018		2019		2020
		Weighted		Weighted		Weighted
	Number of	Average Exercise	Number of	Average Exercise	Number of	Average Exercise
	Options	Price	Options	Price	Options	Price
	(In	Per Share	(In	Per Share	(In	Per Share
	Thousands)	(US$)	Thousands)	(US$)	Thousands)	(US$)

Balance at January 1	25,556	$2.2	16,711	$2.1	8,349	$2.3
Options forfeited	-	-	-	-	(7)	2.9
Options exercised	(8,845)	2.2	(8,362)	2.0	(8,342)	2.3

Balance at December 31	16,711	2.1	8,349	2.3	-	-

Options exercisable, end of year	16,711	2.1	8,349	2.3	-	-

Information about USIE’s outstanding share options at each balance sheet date was as follows:

	Range of Exercise Price Per Share (US$)	Weighted Average Remaining Contractual Life (Years)

December 31, 2019
1st share options	$1.5	1.0
3rd share options	2.9	1.4

In 2018, 2019 and 2020, the Group’s shareholdings in USIE decreased because USIE’s share options were exercised. The transaction was accounted for as an equity transaction since the Group did not cease to have control over USIE and, as a result, capital surplus was decreased by NT$1,239,456 thousand, NT$981,078 thousand and NT$1,120,111 thousand (US$39,890 thousand) for the years ended December 31, 2018, 2019 and 2020, respectively.

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

In November 2019, USISH adopted the first share option plan (“2019 share options”) and granted 17,167 thousand share options to its employees. Each unit represents the right to purchase one ordinary share of USISH when exercised. The options are valid for 3.0 years, 4.0 years and 5.0 years, respectively, and are exercisable at certain percentages within 12 months subsequent to the second, the third and the fourth anniversary of the grant date under the satisfaction of certain performance conditions within each respective vesting period. In the event that USISH increases share capital by capital surplus or by cash, or distributes share dividends or cash dividends, the exercisable share option units and the exercise price are accordingly adjusted.

In September 2020, USISH adopted the second share option plan (“2020 share options”) and granted 1,140 thousand share options to its employees. The conditions of issued 2020 share options are the same as 2019 share options plan, except that the options are valid for 2.2 years, 3.2 years and 4.2 years, respectively, and with each respective vesting period of 1.2 years, 2.2 years and 3.2 years.

Information about share options was as follows:

	For the Year Ended December 31
	2018		2019		2020
	Number of	Exercise	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price	Options	Price
	(In	Per Share	(In	Per Share	(In	Per Share
	Thousands)	(RMB)	Thousands)	(RMB)	Thousands)	(RMB)

Balance at January 1	22,341	$15.5	21,537	$15.5	35,077	$14.5
Options granted	-	-	17,167	13.3	1,140	21.7
Options forfeited	(804)	15.5	(463)	15.4	(636)	14.0
Options exercised	-	-	(3,164)	15.5	(4,315)	15.5

Balance at December 31	21,537	15.5	35,077	14.5	31,266	14.6

Options exercisable, end of year	12,884	15.5	13,694	15.5	13,416	15.5

Fair value of options granted (RMB)	-		$6.27-8.35		$7.03-8.93

Information about USISH’s outstanding share options at each balance sheet date was as follows:

	Range of Exercise Price Per Share (RMB)	Remaining Contractual Life (Years)

December 31, 2019
2015 share options	$15.5	5.9
2019 share options	13.3	4.9

December 31, 2020
2015 share options	15.5	4.9
2019 share options	13.3	3.9
2020 share options	21.7	3.9

c.	Employee restricted share plans of subsidiaries

In November 2019, USISH adopted the first restricted share plan (“2019 restricted shares”) and granted 6,156 thousand ordinary shares to its directors (excluding independent directors), supervisors and employees. In April 2020, the board of directors further resolved to grant 6,403 thousand ordinary shares instead, while other terms remain constant. The plan was of 3 phases starting from 2019 and each phase lasts for 1 year with a valid period of 4.5 years, 3.5 years and 2.5 years, respectively. Upon satisfaction of certain performance conditions in each phase, participants are entitled to subscribe a certain percentage of the total USISH’s ordinary shares issued under the plan with a lock-up period of 1 year. The valid period may be early terminated or extended prior to one month of the expiration date depending on the conditions of ordinary shares granted. In the event that USISH increases share capital by capital surplus or by cash, or distributes share dividends or cash dividends, the exercise price is accordingly adjusted.

In September 2020, USISH adopted the second restricted share plan (“2020 restricted shares”) and granted 425 thousand ordinary shares to its employees. The conditions of issued 2020 restricted shares are the same as 2019 restricted shares plan, except that the restricted shares are valid for 2 years and the ordinary shares that USISH would issue to participants for free are with a lock-up period of 1.3 year.

Information about restricted shares was as follows:

	For the Year Ended December 31
	2019		2020
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price
	(In	Per Share	(In	Per Share
	Thousands)	(RMB)	Thousands)	(RMB)

Balance at January 1	-	$-	6,156	$13.3
Options granted	6,156	13.3	672	4.9
Options exercised	-	-	(1,281)	13.2

Balance at December 31	6,156	13.3	5,547	12.2

Options exercisable, end of year	-	-	-	-

Fair value of options granted (RMB)	$13.47		$18.55

Information about USISH’s outstanding restricted shares at each balance sheet date was as follows:

	Range of Exercise Price Per Share (RMB)	Remaining Contractual Life (Years)

December 31, 2019
2019 restricted shares	13.3	4.3

December 31, 2020
2019 restricted shares	13.2	3.3
2020 restricted shares	-	1.7

The Group’s shareholdings in USISH decreased because the abovementioned share option plans and restricted share plan were exercised in 2019 and 2020. The transaction was accounted for as an equity transaction since the Group did not cease to have control over USISH and, as a result, capital surplus increased by NT$105,785 thousand in 2019 and NT$1,010,219 thousand (US$35,976 thousand) in 2020.

d.	Fair value information

For the fair values at the grant date of USISH’s 2019 and 2020 plans, the share options plans were measured by using the trinomial tree model, while the restricted shares plans were measured by using the Black-Scholes Option Pricing Model incorporating the effect of the lock-up period. The inputs to the models were as follows:

Share option plan

	2019 share options plan	2020 share options plan

Share price at the grant date	RMB15.84 per share	RMB21.55 per share
Exercise price	RMB13.34 per share	RMB21.65 per share
Expected volatility (%)	45.07-51.80	48.14-53.57
Expected lives (years)	3-5	2.2-4.2
Expected dividend yield	-	-
Risk free interest rate (%)	2.80-2.97	2.80-2.99

Restricted share plan

	2019 restricted shares plan	2019 restricted shares plan amended in 2020	2020 restricted shares plan

Share price at the grant date	RMB16.30 per share	RMB16.60 per share	RMB24.30 per share
Exercise price	RMB13.34 per share	RMB13.34 per share	(Note)
Expected volatility (%)	47.77	57.21	56.97
Lock-up periods (years)	1	1	1.3
Expected dividend yield	-	-	-
Risk free interest rate (%)	2.70	1.55	2.63

Note: The restricted share plan is to transfer ordinary shares for free upon satisfaction of certain performance conditions prior to the expiration.

Expected volatilities were based on the annualized volatilities of USISH’s historical share prices.

For the years ended December 31, 2018, 2019 and 2020, employee benefits expense recognized on the aforementioned employee share option plans and the restricted share plans were NT$215,648 thousand, NT$871,699 thousand and NT$955,575 thousand (US$34,030 thousand), respectively.

29.	BUSINESS COMBINATIONS

a.	Subsidiaries acquired

	Principal Activity	Date of Acquisition	Proportion of Voting Equity Interests Acquired (%)	Consideration Transferred
				NT$	US$ (Note 4)

SPIL	Engaged in the assembly, testing and turnkey services of integrated circuits	April 30, 2018	100.00	$168,440,585
AMPI	Engaged in the manufacturing of integrated circuit	April 30, 2019	50.97	$250,000
ASEEE	Engaged in the production of embedded substrate	April 26, 2019	51.00	-

(Continued)

	Principal Activity	Date of Acquisition	Proportion of Voting Equity Interests Acquired (%)	Consideration Transferred
				NT$	US$ (Note 4)

USIPL	Engaged in the design and manufacturing of electronic components and new electronic applications	October 31, 2019	60.00	$313,057
FAFG	Holding company and the group engaged in the design and manufacturing of electronic components	December 1, 2020	100.00	$12,829,372	$456,886

(Concluded)

b.	Consideration Transferred

	SPIL	AMPI	ASEEE	USIPL	FAFG
	NT$	NT$	NT$	NT$	NT$	US$ (Note 4)

Cash	$168,440,585	$250,000	$-	$313,057	$10,800,558	$384,635
Equity instrument issued	-	-	-	-	1,734,570	61,772
Contingent consideration arrangement	-	-	-	-	294,244	10,479

Fair value of identifiable net assets acquired	$168,440,585	$250,000	$-	$313,057	$12,829,372	$456,886

In April, 2018, the Company acquired all issued and outstanding ordinary shares of SPIL in accordance with the joint share exchange agreement and had the control over SPIL. The investment in SPIL originally accounted for using the equity method was remeasured to the fair value at the acquisition date and the Group recognized a remeasurement gain of NT$7,421,408 thousand for the year ended December 31, 2018 (Note 25).

In April 2019, the Group’s subsidiary, ASE Test, Inc., subscribed for 100,000 thousand ordinary shares of AMPI from its private placement with NT$250,000 thousand in cash. The percentage of the Group’s ownership in AMPI then increased to 50.97% and, therefore, the Group obtained control over AMPI. The investment in ordinary shares of AMPI originally accounted for using the equity method was remeasured to the fair value at the acquisition date and the Group recognized remeasurement gain of NT$243,057 thousand under the line item of other gains and losses (Note 25).

In April 2019, ASE entered into a memorandum of understanding with TDK Corporation (“TDK”) in relation to ASEEE that was incorporated by a joint venture agreement entered into by the Group and TDK. In addition to a reduction of one legal representative director of TDK, which resulted in that the Group obtained control over ASEEE starting from April 2019 and the investments in ASEEE originally accounted for using the equity method was remeasured to its fair value at the acquisition date with a remeasurement gain of NT$76,655 thousand under the line item of other gains and losses (Note 25), the memorandum of understanding set out that, after ASEEE offset its accumulated deficits against its capital in an amount of NT$1,147,595 thousand, ASE subscribed all of 150,000 thousand ordinary shares newly issued by ASEEE through its capital increase by cash in an amount of NT$1,500,000 thousand in May 2019 and then repurchased all of ASEEE’s ordinary shares held by TDK in an amount of US$6,000 thousand in July 2019. As a result, the Group eventually held 100% of ownership in ASEEE (Note 31). Furthermore, ASE merged ASEEE in February 2020.

In October 2019, the Group’s subsidiary, Universal Global Electronics Co., Ltd., acquired 60% shareholdings of USIPL with a total consideration based on independent professional appraisal reports.

In December 2020, the Group’s subsidiary, USIFR, paid NT$10,800,558 thousand (equivalent to US$368,753 thousand) and the Group’s subsidiary, USISH, issued its 25,940 thousand new ordinary shares to acquire 100% shareholdings of FAFG. In addition, according to the share purchase agreement, USIFR is obliged to pay an earn-out amount up to US$42,805 thousand in 2023 if FAFG’s net profit in 2021 and 2022 reaches the predetermined target. In December 2020, USIFR deposited NT$294,244 thousand (equivalent to US$10,122 thousand) in advance to trust account. The consideration transferred was tentative as of December 31, 2020 because the fair values of the ordinary shares newly issued by USISH and the contingent consideration arrangement for the earn-out were still being determined.

c.	Assets acquired and liabilities assumed at the date of acquisition

	SPIL	AMPI	ASEEE	USIPL	FAFG
	NT$	NT$	NT$	NT$	NT$	US$ (Note 4)

Assets
Cash and cash equivalents	$20,088,970	$349,496	$23,197	$108,718	$2,349,164	$83,660
Trade and other receivables	15,840,649	371,144	5,732	58,713	4,434,296	157,917
Inventories	5,693,644	403,887	11,033	229	4,763,237	169,631
Property, plant and equipment	81,985,622	683,207	1,361,572	525,048	1,730,783	61,637
Intangible assets	31,354,386	128,900	290,757	11,704	642,838	22,893
Others	24,945,922	237,766	317,888	99,112	1,798,564	64,051
Liabilities
Trade and other payables	(19,755,598)	(224,295)	(133,278)	(217,887)	(4,575,720)	(162,953)
Borrowings and bonds payables	(24,157,174)	(951,519)	(1,371,395)	(190,737)	(356,417)	(12,693)
Others	(3,963,201)	(148,723)	(290,273)	(63,708)	(2,588,277)	(92,175)

Fair value of identifiable net assets acquired	$132,033,220	$849,863	$215,233	$331,192	$8,198,468	$291,968

A call option on the remaining 40% non-controlling interests of USIPL was stipulated in the equity transfer agreement. The Group recognized the call option under the line item of financial assets at FVTPL (Note 7) and exercised it in June 2020 (Note 31).

The initial accounting for the acquisition of FAFG was incomplete as of December 31, 2020 and the Group reported in the financial statements provisional amounts for assets acquired and liabilities assumed.

d.	Non-controlling interest

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

Non-controlling interests of USIPL were measured at fair value at the acquisition date by using market approach incorporating transaction prices of comparable companies and the discount rate for lack of control. The significant unobservable inputs is the discount rate for lack of control of 31%.

Non-controlling interests of FAFG were measured at its proportionate share of the fair value of FAFG’s identifiable net assets. As aforementioned, such non-controlling interests measurements were tentative as of December 31, 2020.

e.	Goodwill recognized on acquisitions

	SPIL	AMPI	ASEEE	USIPL	FAFG
	NT$	NT$	NT$	NT$	NT$	US$ (Note 4)

Consideration transferred	$168,440,585	$250,000	$-	$313,057	$12,829,372	$456,887
Add: Fair value of investments previously owned	-	315,925	117,609	-	-	-
Add: Non-controlling interests	3,582,866	416,716	105,464	142,494	(5,635)	(201)
Less: Fair value of identifiable net assets acquired	(132,033,220)	(849,863)	(215,233)	(331,192)	(8,198,468)	(291,968)

Goodwill recognized on acquisition	$39,990,231	$132,778	$7,840	$124,359	$4,625,269	$164,718

The goodwill from acquisitions mainly represents the control premium. In addition, the consideration paid for acquisitions effectively included amounts attributed to the benefits of expected synergies, such as revenue growth and future market expansions. These benefits are not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets.

The goodwill recognized on acquisitions is not expected to be deductible for tax purpose.

As of December 31, 2020, the Group has not completed the identification of the difference between the cost of the investment and the Group’s share of the net fair value of FAFG’s identifiable assets and liabilities and, as a result, the difference was recognized as goodwill provisionally. The group continuously review the abovementioned items during the measuring period. If there is any new information obtained within one year from the acquisition date about the facts and circumstances that existed as of the acquisition date, for which the abovementioned provisional amounts recognized at the acquisition date should be adjusted or additional provision should be recognized, the accounting for the business combination will be retrospectively adjusted.

f.	Net cash outflow (inflow) on acquisition of subsidiaries

	SPIL	AMPI	ASEEE	USIPL	FAFG
	NT$	NT$	NT$	NT$	NT$	US$ (Note 4)

Consideration paid in cash	$168,440,585	$250,000	$-	$313,057	$11,094,802	$395,114
Less: Payable for consideration representing the ordinary shares originally held by ASE	(53,109,760)	-	-	-	-	-
Less: Cash and cash equivalent acquired	(20,088,970)	(349,496)	(23,197)	(108,718)	(2,349,164)	(83,660)

Net cash outflow (inflow) on acquisition of subsidiaries	$95,241,855	$(99,496)	$(23,197)	$204,339	$8,745,638	$311,454

g.	Impact of acquisitions on the results of the Group

The results of operations since the acquisition date were included in the consolidated statements of comprehensive income and were as follows:

	SPIL (For the Period from April 30, 2018 through December 31, 2018)	AMPI (For the Period from April 30, 2019 through December 31, 2019)	ASEEE (For the Period from April 26, 2019 through December 31, 2019)	USIPL (For the Period from October 31, 2019 through December 31, 2019)	FAFG (For the Period from December 1, 2020 through December 31, 2020)
	NT$	NT$	NT$	NT$	NT$	US$ (Note 4)

Operating revenue	$61,247,727	$704,243	$(1,159)	$39,080	$2,043,440	$72,772
Net profit (loss)	$7,627,382	$(217,163)	$(469,598)	$(11,995)	$91,179	$3,247

Had SPIL, AMPI, ASEEE, USIPL and FAFG business combinations been in effect at the beginning of each annual reporting period and the investments originally accounted for using the equity method been remeasured to their fair value as of January 1 of each respective annual reporting period, the Group’s operating revenues and profit for the year would have been NT$397,261,461 thousand and NT$25,687,447 thousand for the year ended December 31, 2018, respectively, NT$413,782,708 thousand and NT$18,030,506 thousand for the year ended December 31, 2019, respectively, and NT$497,146,285 thousand (US$17,704,640 thousand) and NT$29,707,746 thousand (US$1,057,968 thousand) for the year ended December 31, 2020, respectively. This pro-forma information is for illustrative purposes only and is not necessarily an indication of the operating revenue and results of operations of the Group that actually would have been achieved had the acquisition been completed at the beginning of each annual reporting period, nor is it intended to be a projection of future results.

In determining the pro-forma operating revenue and profit for the period had each subsidiary been acquired at the beginning of each respective annual reporting period, the Group has calculated the depreciation of property, plant and equipment and the amortization of intangible assets acquired on the basis of the fair values at the initial accounting for the business combination rather than the carrying amounts recognized in the respective pre-acquisition financial statements.

30.	DISPOSAL OF SUBSIDIARIES

The board of directors of the Group’s subsidiary, SPIL (Cayman) Holding Limited, resolved in September 2020 to dispose its 100% shareholdings in SF to Shenzhen Hiwin System Limited with a consideration of RMB966,000 thousand. The disposal was completed in October 2020 and the control over SF passed to the acquirer.

a.	Analysis of assets and liabilities on the date control was lost

	NT$	US$ (Note 4)
Current Assets
Cash and cash equivalent	$200,347	$7,135
Trade receivables, net	318,425	11,340
Inventories	239,865	8,542
Other current assets	111,913	3,985
Non-Current Assets
Property, plant and equipment	7,546,413	268,747
Right-of-use assets	812,861	28,948
Deferred tax assets	298,217	10,620
Other non-current assets	43,482	1,548

Current Liabilities
Trade and other payables	(1,739,330)	(61,942)
Current portion of long-term borrowings	(1,746,000)	(62,179)
Other current liabilities	(24,564)	(875)

(Continued)

	NT$	US$ (Note 4)
Non-Current Liabilities
Long-term borrowings	(2,947,682)	(104,974)
Deferred tax liabilities	(796)	(28)

Net assets disposed of	$3,113,151	$110,867

(Concluded)

b.	Gain on disposal of subsidiaries

	NT$	US$ (Note 4)

Total consideration (paid in cash)	$4,078,844	$145,258
Net assets disposed of	(3,113,151)	(110,867)
Reclassification of accumulated exchange difference from equity to profit or loss due to the loss of control over SF	(162,940)	(5,803)

Gain on disposal of SF	$802,753	$28,588

c.	Net cash inflow on disposals of subsidiaries

	NT$	US$ (Note 4)

Consideration received in cash and cash equivalents	$4,078,844	$145,258
Less: Cash and cash equivalent balances disposed of	(200,347)	(7,135)
Other receivables (the outstanding receivables of consideration, net of relevant expenditure)	(161,458)	(5,750)

	$3,717,039	$132,373

31.	EQUITY TRANSACTION WITH NON-CONTROLLING INTERESTS

a.	USIE

In July 2019, the shareholders’ meeting of USIE resolved to repurchase its own outstanding 7,378 thousand ordinary shares at US$14.30 per share, and, as a result, the Group’s shareholdings in USIE increased from 95.42% to 98.72%. The transaction was accounted for as an equity transaction since the transaction did not change the Group’s control over USIE and the Group capital surplus decreased by NT$1,625,448 thousand in 2019. In July 2019, the board of directors of USIE resolved July 23, 2019 was the record date for capital reduction and then the repurchased ordinary shares were subsequently cancelled.

In September 2020, the shareholders’ meeting of USIE resolved to repurchase its own outstanding 10,308 thousand ordinary shares at US$19.47 per share, and, as a result, the Group’s shareholdings in USIE increased from 95% to 99.62%. The transaction was accounted for as an equity transaction since the transaction did not change the Group’s control over USIE and the Group decreased capital surplus and retained earnings by NT$780,533 thousand (US$27,797 thousand) and NT$2,760,175 thousand (US$98,297 thousand), respectively, in 2020. In September 2020, the board of directors of USIE resolved September 15, 2020 was the record date for capital reduction and then the repurchased ordinary shares were subsequently cancelled.

b.	ASEN and SZ

In July 2019, ASE’s board of directors resolved to acquire 30% shareholdings of ASEN from Beijing Unis Capital Management Co., Ltd. at US$97,748 thousand by its subsidiary, J&R Holding. In addition, in July 2019, SPIL’s board of directors also resolved to acquire 30% shareholdings of SZ from Tibet Zixi Electronic Technology Co., Ltd. at US$162,870 thousand by its subsidiary, SPIL (Cayman) Holding Limited. The aforementioned transactions will result the Group’s shareholdings of ASEN and SZ both to increase from 70% to 100% and, therefore, both transactions will be accounted for as an equity transaction since the Group will not cease to have control over the subsidiaries. The Group recognized a decrease in capital surplus by NT$2,650,950 thousand in 2019.

c.	USIPL

In May 2020, the board of directors of Universal Global Electronics Co., Ltd. resolved to acquire 40% shareholdings of USIPL from Chung Hong Electronics (Suzhou) Co., Ltd. at RMB24,500 thousand. The aforementioned transaction resulted the Group’s shareholdings in USIPL to increase from 60% to 100%, and such transactions were accounted for as an equity transaction since the transaction did not change the Group’s control over USIPL. The Group recognized a decrease in capital surplus by NT$13,502 thousand (US$481 thousand) in 2020.

d.	Others

In July 2018, UGTW’s board of directors approved to acquire the outstanding ordinary shares of USI at NT$18 per ordinary shares. In the first quarter of 2019, UGTW completed the acquisition and recognized an increase in capital surplus by NT$142 thousand.

USISH repurchased its own 13,037 thousand outstanding ordinary shares during year ended December 31, 2019 and, as a result, the Group’s shareholdings of USISH increased from 74.6% to 77.7%. The transaction was accounted for as an equity transaction since the Group did not cease to have control over USISH and capital surplus was decreased by NT$334,719 thousand.

As disclosed in Note 29, ASE purchased ASEEE’s ordinary shares through its capital increase in May 2019 and then repurchased all of ASEEE’s ordinary shares held by TDK in July 2019. As a result, the Group eventually held 100% of ownership in ASEEE and capital surplus was decreased by NT$128,805 thousand.

32.	CASH FLOWS INFORMATION

a.	Non-cash investing activities

In addition to other notes, the Group entered into the following investing activities which include both cash and non-cash items for the years ended December 31, 2018, 2019 and 2020:

	For the Year Ended December 31
	2018	2019	2020
	NT$	NT$	NT$	US$ (Note 4)

Payments for property, plant and equipment
Purchase of property, plant and equipment	$39,092,238	$63,073,887	$59,024,201	$2,102,001
Increase in other non-current assets	402,255	68,560	78,291	2,788

(Continued)

	For the Year Ended December 31
	2018	2019	2020
	NT$	NT$	NT$	US$ (Note 4)

Decrease (increase) in other payables	$1,942,259	$(6,254,579)	$3,029,162	$107,876
Capitalized borrowing costs	(50,309)	(77,715)	(54,208)	(1,930)

	$41,386,443	$56,810,153	$62,077,446	$2,210,735

Proceeds from disposal of property, plant and equipment
Consideration from disposal of property, plant and equipment	$1,133,435	$441,444	$5,184,925	$184,648
Decrease (increase) in other receivables	(5,791)	7,495	(735,812)	(26,204)

	$1,127,644	$448,939	$4,449,113	$158,444

Payments for investment properties
Purchase of investment properties	$125,853	$2,532	$-	$-
Capitalized borrowing costs	(89)	-	-	-

	$125,764	$2,532	$-	$-

Payments for other intangible assets
Purchase of other intangible assets	$537,659	$1,350,908	$982,655	$34,995
Decrease in other payables	40,106	60,160	-	-

	$577,765	$1,411,068	$982,655	$34,995

(Concluded)

b.	Changes in liabilities arising from financing activities

For the year ended December 31, 2018

	Short-term Borrowings	Bonds Payable	Long-term Borrowings	Total
	NT$	NT$	NT$	NT$

Balance at January 1, 2018	$17,962,471	$23,142,780	$35,406,628	$76,511,879
Net financing cash flows	22,327,813	(6,185,600)	85,510,959	101,653,172
Non-cash changes
Acquisition through business combinations	3,619,858	4,457,191	16,080,125	24,157,174
Bonds conversion	-	(4,457,191)	-	(4,457,191)
Reclassification for the application of IFRS 9	(1,301,994)	-	-	(1,301,994)
Amortization of issuance cost	-	28,756	188,217	216,973
Effects of foreign currency exchange	655,321	-	712,400	1,367,721

Balance at December 31, 2018	$43,263,469	$16,985,936	$137,898,329	$198,147,734

For the year ended December 31, 2019

	Short-term Borrowings (including financial liabilities for hedging)	Bonds Payable	Long-term Borrowings	Lease Liabilities	Total
	NT$	NT$	NT$	NT$	NT$

Balance at January 1, 2019	$47,163,103	$16,985,936	$137,898,329	$6,084,729	$208,132,097
Net financing cash flows	(4,683,142)	19,279,033	1,144,731	(636,556)	15,104,066
Interest under operating activities	-	-	-	1,766	1,766
Non-cash changes
Lease liabilities	-	-	-	536,216	536,216
Acquisition through business combinations (Note 29)	656,820	245,664	1,523,968	81,649	2,508,101
Amortization of issuance cost	-	11,522	189,151	-	200,673
Lease modifications	-	-	-	(239,321)	(239,321)
Short-term borrowings transferred to long-term borrowings	(1,499,000)	-	1,499,000	-	-
Effects of foreign currency exchange	(1,065,452)	-	(1,176,581)	(19,559)	(2,261,592)

Balance at December 31, 2019	$40,572,329	$36,522,155	$141,078,598	$5,808,924	$223,982,006

For the year ended December 31, 2020

	Short-term Borrowings (including financial liabilities for hedging)	Bonds Payable	Long-term Borrowings (including financial liabilities for hedging)	Lease Liabilities	Total
	NT$	NT$	NT$	NT$	NT$

Balance at January 1, 2020	$40,572,329	$36,522,155	$141,078,598	$5,808,924	$223,982,006
Net financing cash flows	(1,502,323)	19,717,149	(26,500,139)	(844,357)	(9,129,670)
Interest under operating activities	-	-	-	111	111
Rent expense under operating activities	-	-	-	(7,729)	(7,729)
Non-cash changes
Lease liabilities	-	-	-	584,642	584,642
Amortization of issuance cost	-	14,250	156,982	-	171,232
Lease modifications	-	-	-	(289,687)	(289,687)
Short-term borrowings transferred to long-term borrowings	(3,850,000)	-	3,850,000	-	-
Adjustments for government subsidy	-	-	41,650	-	41,650
Acquisition of subsidiaries (Note 29)	356,417	-	-	633,606	990,023
Disposal of subsidiaries (Note 30)	-	-	(4,693,682)	(670)	(4,694,352)
Effects of foreign currency exchange	(978,565)	-	(1,542,685)	(9,010)	(2,530,260)

Balance at December 31, 2020	$34,597,858	$56,253,554	$112,390,724	$5,875,830	$209,117,966

	Short-term Borrowings (including financial liabilities for hedging)	Bonds Payable	Long-term Borrowings (including financial liabilities for hedging)	Lease Liabilities	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Balance at January 1, 2020	$1,444,883	$1,300,647	$5,024,168	$206,871	$7,976,569
Net financing cash flows	(53,502)	702,178	(943,737)	(30,070)	(325,131)
Interest under operating activities	-	-	-	4	4
Rent expense under operating activities	-	-	-	(275)	(275)
Non-cash changes
Lease liabilities	-	-	-	20,821	20,821
Amortization of issuance cost	-	507	5,591	-	6,098
Lease modifications	-	-	-	(10,316)	(10,316)

(Continued)

	Short-term Borrowings (including financial liabilities for hedging)	Bonds Payable	Long-term Borrowings (including financial liabilities for hedging)	Lease Liabilities	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Short-term borrowings transferred to long-term borrowings	(137,108)	-	137,108	-	-
Adjustments for government subsidy	-	-	1,483	-	1,483
Acquisition of subsidiaries (Note 29)	12,693	-	-	22,564	35,257
Disposal of subsidiaries (Note 30)	-	-	(167,154)	(24)	(167,178)
Effects of foreign currency exchange	(34,849)	-	(54,939)	(322)	(90,110)

Balance at December 31, 2020	$1,232,117	$2,003,332	$4,002,520	$209,253	$7,447,222

(Concluded)

33.	CAPITAL MANAGEMENT

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

The Group is not subject to any externally imposed capital requirements except those discussed in Note 20.

34.	FINANCIAL INSTRUMENTS

a.	Fair value of financial instruments that are not measured at fair value

1)	Fair value of financial instruments not measured at fair value but for which fair value is disclosed

Except bonds payable measured at amortized cost, the management considered that the carrying amounts of financial assets and financial liabilities not measured at fair value approximate their fair values. The carrying amounts and fair value of bonds payable as of December 31, 2019 and 2020 were as follows:

	Carrying Amount		Fair Value
	NT$	US$ (Note 4)	NT$	US$ (Note 4)

December 31, 2019	$36,522,155		$36,766,117
December 31, 2020	56,253,554	$2,003,332	56,448,769	$2,010,284

2)	Fair value hierarchy

The aforementioned fair value hierarchy of bonds payable was Level 3 which was determined based on discounted cash flow analysis with the applicable yield curve for the duration. The significant unobservable inputs is discount rates that reflected the credit risk.

b.	Fair value of financial instruments that are measured at fair value on a recurring basis

1)	Fair value hierarchy

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$

December 31, 2019

Financial assets at FVTPL
Derivative financial assets
Forward exchange contracts	$-	$104,308	$-	$104,308
Swap contracts	-	56,561	-	56,561
Call option	-	-	24,556	24,556
Non-derivative financial assets
Quoted ordinary shares	3,460,123	-	-	3,460,123
Open-end mutual funds	662,290	-	-	662,290
Private-placement funds	-	-	603,718	603,718
Unquoted preferred shares	-	-	377,440	377,440

	$4,122,413	$160,869	$1,005,714	$5,288,996

Financial assets at FVTOCI
Investments in equity instruments
Unquoted ordinary shares	$-	$-	$565,028	$565,028
Unquoted preferred shares	-	-	158,718	158,718
Limited partnership	-	-	32,157	32,157
Investments in debt instruments
Unsecured subordinate corporate bonds	-	-	1,014,872	1,014,872
Trade receivables, net	-	-	2,029,690	2,029,690

	$-	$-	$3,800,465	$3,800,465

Financial liabilities at FVTPL
Derivative financial liabilities
Swap contracts	$-	$862,581	$-	$862,581
Forward exchange contracts	-	110,990	-	110,990

	$-	$973,571	$-	$973,571

	Level 1		Level 2		Level 3		Total
	NT$	US$ (Note 4)	NT$	US$ (Note 4)	NT$	US$ (Note 4)	NT$	US$ (Note 4)

December 31, 2020

Financial assets at FVTPL
Derivative financial assets
Forward exchange contracts	$-	$-	$122,511	$4,363	$-	$-	$122,511	$4,363
Swap contracts	-	-	99,312	3,537	-	-	99,312	3,537
Non-derivative financial assets
Quoted ordinary shares	4,064,438	144,745	-	-	-	-	4,064,438	144,745
Private-placement funds	-	-	-	-	1,124,754	40,055	1,124,754	40,055
Unquoted preferred shares	-	-	-	-	385,440	13,726	385,440	13,726
Open-end mutual funds	339,338	12,085	-	-	-	-	339,338	12,085

	$4,403,776	$156,830	$221,823	$7,900	$1,510,194	$53,781	$6,135,793	$218,511

Financial assets at FVTOCI
Investments in equity instruments
Unquoted ordinary shares	$-	$-	$-	$-	$567,377	$20,206	$567,377	$20,206
Unquoted preferred shares	-	-	-	-	151,329	5,389	151,329	5,389
Limited partnership	-	-	-	-	9,692	345	9,692	345
Investments in debt instruments
Unsecured subordinate corporate bonds	-	-	-	-	1,012,736	36,066	1,012,736	36,066
Trade receivables, net	-	-	-	-	626,413	22,308	626,413	22,308

	$-	$-	$-	$-	$2,367,547	$84,314	$2,367,547	$84,314

Financial liabilities at FVTPL
Derivative financial liabilities
Swap contracts	$-	$-	$1,448,972	$51,602	$-	$-	$1,448,972	$51,602
Target redemption forward contracts	-	-	79,216	2,821	-	-	79,216	2,821
Forward exchange contracts	-	-	9,020	321	-	-	9,020	321

	$-	$-	$1,537,208	$54,744	$-	$-	$1,537,208	$54,744

For the financial assets and liabilities that were measured at fair value on a recurring basis, there were no transfers between Level 1 and Level 2 of the fair value hierarchy during the years ended December 31, 2019 and 2020.

2)	Reconciliation of Level 3 fair value measurements of financial assets

For the year ended December 31, 2019

	Financial Assets at FVTPL	Financial Assets at FVTOCI
Financial Assets	Equity Instruments	Equity Instruments	Debt Instruments	Total
	NT$	NT$	NT$	NT$

Balance at January 1	$475,123	$580,399	$1,016,924	$2,072,446
Recognized in profit or loss	3,431	-	-	3,431
Recognized in other comprehensive income
Included in unrealized losses on financial assets at FVTOCI	-	(216,121)	(2,052)	(218,173)
Effects of foreign currency exchange	(14,368)	(5,695)	-	(20,063)
Net increase in trade receivables	-	-	3,171,205	3,171,205
Trade receivables factoring	-	-	(1,141,515)	(1,141,515)
Purchases	541,528	409,985	-	951,513
Disposals	-	(12,665)	-	(12,665)

Balance at December 31	$1,005,714	$755,903	$3,044,562	$4,806,179

For the year ended December 31, 2020

	Financial Assets at FVTPL		Financial Assets at FVTOCI
Financial Assets	Equity Instruments	Debt Instruments	Equity Instruments	Debt Instruments	Total
	NT$	NT$	NT$	NT$	NT$

Balance at January 1	$1,005,714	$-	$755,903	$3,044,562	$4,806,179
Recognized in profit or loss	(17,941)	-	-	-	(17,941)
Recognized in other comprehensive income
Includevd in unrealized losses on financial assets at FVTOCI	-	-	(149,856)	(2,136)	(151,992)
Effects of foreign currency exchange	(15,455)	-	(15,562)	-	(31,017)
Net increase in trade receivables	-	370,110	-	5,635,706	6,005,816
Trade receivables factoring	-	(370,110)	-	(7,038,983)	(7,409,093)
Purchases	893,234	-	259,168	-	1,152,402
Disposals	(329,370)	-	(121,255)	-	(450,625)
Exercise of call option	(25,988)	-	-	-	(25,988)

Balance at December 31	$1,510,194	$-	$728,398	$1,639,149	$3,877,741

	Financial Assets at FVTPL		Financial Assets at FVTOCI
Financial Assets	Equity Instruments	Debt Instruments	Equity Instruments	Debt Instruments	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Balance at January 1	$35,816	$-	$26,920	$108,424	$171,160
Recognized in profit or loss	(639)	-	-	-	(639)
Recognized in other comprehensive income
Included in unrealized losses on financial assets at FVTOCI	-	-	(5,337)	(76)	(5,413)
Effects of foreign currency exchange	(550)	-	(555)	-	(1,105)
Net increase in trade receivables	-	13,181	-	200,702	213,883
Trade receivables factoring	-	(13,181)	-	(250,676)	(263,857)
Purchases	31,810	-	9,230	-	41,040
Disposals	(11,730)	-	(4,318)	-	(16,048)
Exercise of call option	(926)	-	-	-	(926)

Balance at December 31	$53,781	$-	$25,940	$58,374	$138,095

3)	Valuation techniques and assumptions applied for the purpose of measuring fair value

a)	Valuation techniques and inputs applied for the purpose of measuring Level 2 fair value measurement

Financial Instruments	Valuation Techniques and Inputs

Derivatives - swap contracts and forward exchange contracts	Discounted cash flows - Future cash flows are estimated based on observable forward exchange rates at balance sheet dates and contract forward exchange rates, discounted at rates that reflected the credit risk of various counterparties.
Target redemption forward contracts	Valuation based on the spot exchange rate on the valuation date, the exercise price, the volatility in exchange rate, the contract period and the quoted risk free interest rate during the contract period.

b)	Valuation techniques and inputs applied for the purpose of measuring Level 3 fair value measurement

The fair value of unquoted ordinary shares, unquoted preferred shares, limited partnership and private-placement funds were determined by using market approach and asset-based approach. The significant unobservable inputs were the discount rates for lack of marketability of 10% to 30%. If the discount rates for lack of marketability to the valuation model increased by 1% to reflect reasonably possible alternative assumptions while all other variables held constant, the fair value of the abovementioned investments would have decreased approximately by NT$7,200 thousand and NT$9,700 thousand (US$345 thousand) as of December 31, 2019 and 2020, respectively.

The fair values of the unsecured subordinate corporate bonds were determined using income approach based on a discounted cash flow analysis. The significant unobservable input was the discount rate that reflects the credit risk of the counterparty. If the discount rate increased by 0.1% while all other variables held constant, the fair value of the bonds would have decreased approximately by NT$6,000 thousand and NT$5,000 thousand (US$178 thousand) as of December 31, 2019 and 2020, respectively.

The fair value of accounts receivables measured at FVTOCI are determined based on the present value of future cash flows that reflect the credit risk of counterparties. Since the discount effect was not significant, the Group measured its fair value by using the nominal values.

The fair value of the call option was determined using Black-Scholes Options Pricing Model, of which the significant unobservable input was the discount rate for lack of marketability of 20%. If the discount rate increased by 1% while all other variables held constant, the fair value of the call option would have decreased approximately by NT$855 thousand as of December 31, 2019.

c.	Categories of financial instruments

	December 31
	2019	2020
	NT$	NT$	US$ (Note 4)

Financial assets

FVTPL
Mandatorily at FVTPL	$5,288,996	$6,135,793	$218,511
Measured at amortized cost (Note 1)	139,668,804	147,521,583	5,253,618

FVTOCI
Equity instruments	755,903	728,398	25,940
Debt instruments	1,014,872	1,012,736	36,066
Trade receivables, net	2,029,690	626,413	22,308

Financial liabilities

FVTPL
Held for trading	973,571	1,537,208	54,744
Financial liabilities for hedging	3,233,301	11,188,244	398,442
Measured at amortized cost (Note 2)	310,187,110	304,737,749	10,852,485

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

The Group was mainly subject to the impact from the exchange rate fluctuation in US$, JPY and HKD against NT$ or RMB. 1% fluctuation is used when reporting foreign currency exchange rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign currency exchange rates. The sensitivity analysis included financial assets and liabilities and inter-company receivables and payables within the Group. The changes in profit before income tax due to a 1% change in US$, JPY, and HKD against NT$ and RMB would be NT$129,000 thousand, NT$82,000 thousand and NT$35,000 thousand (US$1,246 thousand) for the years ended December 31, 2018, 2019 and 2020, respectively. Hedging contracts and hedged items have been taken into account while measuring the changes in profit before income tax. The abovementioned sensitivity analysis mainly focused on the foreign currency monetary items at each balance sheet date. As the period-end exposure did not reflect the exposure for the years ended December 31, 2018, 2019 and 2020, the abovementioned sensitivity analysis was unrepresentative of those respective years.

Hedge accounting

The Group’s hedging strategy was to lift borrowings denominated in foreign currencies to avoid exchange rate exposure from its investments in equity instruments denominated in foreign currencies (recognized under the line item of financial assets at FVTPL) and net investment in foreign subsidiary, USIFR, which has EUR as its functional currency. Those transactions were designated as fair value hedges and a hedge of net investment in foreign operation, respectively. Hedge adjustments were made to totally offset the foreign exchange gains or losses from those equity instruments denominated in foreign currencies and foreign operations when they were evaluated based on the exchange rates on each balance sheet date.

The hedge ineffectiveness in these hedging relationships arose from the material difference between the notional amounts of borrowings denominated in foreign currencies and the original investments in equity instruments denominated in foreign currencies and net investment in foreign operations. No other sources of ineffectiveness is expected to emerge from these hedging relationships.

December 31, 2019

Hedging Instrument/	Line item in	Carrying Amount
Hedged Items	Balance sheet	Asset	Liability
		NT$	NT$
Fair value hedge
Borrowings denominated in foreign currencies/ Financial assets at FVTPL	Financial liabilities for hedging - current	$-	$3,233,301

	Change in Value Used for Calculating Hedge Ineffectiveness		Accumulated Gains or Losses in Other Equity		Carrying Amount of Hedged Item in Fair Value Hedge	Accumulated Amount of Fair Value Hedge Adjustments on Hedged Item
Hedging Instrument/ Hedged Item	Hedging Instrument	Hedged Item	Continuing Hedges	Hedge Accounting No Longer Applied	Asset	Asset
	NT$	NT$	NT$	NT$	NT$	NT$

Fair value hedge
Borrowings denominated in foreign currencies/ Financial assets at FVTPL	$71,743	$(71,743)	$-	$-	$2,791,574	$15,625

December 31, 2020

Hedging Instrument/	Line item in	Carrying Amount
Hedged Items	Balance sheet	Asset		Liability
		NT$	US$ (Note 4)	NT$	US$ (Note 4)

Fair value hedge
Borrowings denominated in foreign currencies/ Financial assets at FVTPL	Financial liabilities for hedging - current	$-	$-	$3,307,018	$117,771
Hedge of net investment in foreign operation	Financial liabilities for hedging - current	-	-	1,970,307	70,168
Hedge of net investment in foreign operation	Financial liabilities for hedging - non-current	-	-	5,910,919	210,503

	Change in Value Used for Calculating Hedge Ineffectiveness		Accumulated Gains or Losses in Other Equity		Carrying Amount of Hedged Item in Fair Value Hedge	Accumulated Amount of Fair Value Hedge Adjustments on Hedged Item
Hedging Instrument/ Hedged Item	Hedging Instrument	Hedged Item	Continuing Hedges	Hedge Accounting No Longer Applied	Asset	Asset
	NT$	NT$	NT$	NT$	NT$	NT$

Fair value hedge
Borrowings denominated in foreign currencies/ Financial assets at FVTPL	$157,842	$(157,842)	$-	$-	$2,859,132	$(142,217)
Hedge of net investment in foreign operation	574,824	(574,824)	(574,824)	-	-	-

	Change in Value Used for Calculating Hedge Ineffectiveness		Accumulated Gains or Losses in Other Equity		Carrying Amount of Hedged Item in Fair Value Hedge	Accumulated Amount of Fair Value Hedge Adjustments on Hedged Item
Hedging Instrument/ Hedged Item	Hedging Instrument	Hedged Item	Continuing Hedges	Hedge Accounting No Longer Applied	Asset	Asset
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Fair value hedge
Borrowings denominated in foreign currencies/ Financial assets at FVTPL	$5,621	$(5,621)	$-	$-	$101,821	$(5,065)
Hedge of net investment in foreign operation	20,471	(20,471)	(20,471)	-	-	-

b)	Interest rate risk

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

The carrying amounts of the Group’s financial assets and financial liabilities with exposure to interest rates at each balance sheet date were as follows:

	December 31
	2019	2020
	NT$	NT$	US$ (Note 4)
Fair value interest rate risk
Financial liabilities	$41,952,056	$56,599,417	$2,015,649

Cash flow interest rate risk
Financial assets	46,467,663	45,489,788	1,620,007
Financial liabilities	169,709,237	131,715,366	4,690,718

For assets and liabilities with floating interest rates, a 100 basis point increase or decrease was used when reporting interest rate risk internally to key management personnel. If interest rates had been 100 basis points (1%) higher or lower and all other variables held constant, the Group’s profit before income tax for the years ended December 31, 2018, 2019 and 2020 would have decreased or increased approximately by NT$1,398,000 thousand, NT$1,232,000 thousand and NT$862,000 thousand (US$30,698 thousand), respectively. Hedging contracts and hedged items have been taken into account while measuring the changes in profit before income tax. The abovementioned sensitivity analysis mainly focused on the interest rate items at the end of each year. As the year-end exposure did not reflect the exposure for the years ended December 31, 2018, 2019 and 2020, the abovementioned sensitivity analysis was unrepresentative of those respective periods.

c)	Other price risk

The Group was exposed to equity price risk through its investments in financial assets at FVTPL and financial assets at FVTOCI. If equity price was 1% higher or lower, profit before income tax for the years ended December 31, 2018, 2019 and 2020 would have increased or decreased approximately by NT$64,000 thousand, NT$51,000 thousand and NT$59,000 thousand (US$2,101 thousand), respectively, and other comprehensive income before income tax for the years ended December 31, 2018, 2019 and 2020 would have increased or decreased approximately by NT$16,000 thousand, NT$8,000 thousand and NT$7,000 thousand (US$249 thousand), respectively.

2)	Credit risk

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group’s credit risk arises from cash and cash equivalents, trade and other receivables and other financial assets. The Group’s maximum exposure to credit risk was the carrying amounts of financial assets in the consolidated balance sheets.

As of December 31, 2019 and 2020, the Group’s five largest customers accounted for 37% and 27% of trade receivables, respectively. The Group transacts with a large number of unrelated customers and, thus, no concentration of credit risk was observed.

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

To the extent that interest flows are floating rate, the undiscounted amounts were derived from the interest rates at each balance sheet date.

December 31, 2019

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	1 to 5 Years	More than 5 Years
	NT$	NT$	NT$	NT$	NT$

Non-derivative financial liabilities

Non-interest bearing	$35,283,757	$38,803,904	$7,989,256	$33,797	$184,338
Obligation under leases	75,388	115,297	532,747	1,536,600	4,412,859
Floating interest rate liabilities	10,740,844	6,708,303	18,868,999	133,341,087	7,190,891
Fixed interest rate liabilities	6,819,585	3,712,979	2,281,375	34,405,594	3,689,219

	$52,919,574	$49,340,483	$29,672,377	$169,317,078	$15,477,307

Further information for maturity analysis of obligation under leases was as follows:

	Less than 1 Year	1 to 5 Years	5 to 10 Years	10 to 15 Years	15 to 20 Years	More than 20 Years
	NT$	NT$	NT$	NT$	NT$	NT$

Obligation under leases	$723,432	$1,536,600	$1,454,128	$856,825	$712,696	$1,389,210

December 31, 2020

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	1 to 5 Years	More than 5 Years
	NT$	NT$	NT$	NT$	NT$

Non-derivative financial liabilities

Non-interest bearing	$43,111,390	$44,122,659	$8,223,684	$319,510	$176,536
Obligation under leases	103,734	151,921	619,908	1,779,041	4,088,301
Floating interest rate liabilities	13,792,596	8,190,076	10,214,154	102,253,481	7,999,130
Fixed interest rate liabilities	11,895,281	528,290	3,349,614	46,900,450	5,631,522

	$68,903,001	$52,992,946	$22,407,360	$151,252,482	$17,895,489

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	1 to 5 Years	More than 5 Years
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Non-derivative financial liabilities

Non-interest bearing	$1,535,306	$1,571,320	$292,866	$11,379	$6,287
Obligation under leases	3,694	5,410	22,077	63,356	145,595
Floating interest rate liabilities	491,189	291,669	363,752	3,641,506	284,869
Fixed interest rate liabilities	423,621	18,814	119,288	1,670,244	200,553

	$2,453,810	$1,887,213	$797,983	$5,386,485	$637,304

Further information for maturity analysis of obligation under leases was as follows:

	Less than 1 Year	1 to 5 Years	5 to 10 Years	10 to 15 Years	15 to 20 Years	More than 20 Years
	NT$	NT$	NT$	NT$	NT$	NT$

Obligation under leases	$875,563	$1,779,041	$1,422,331	$776,735	$674,446	$1,214,789

	Less than 1 Year	1 to 5 Years	5 to 10 Years	10 to 15 Years	15 to 20 Years	More than 20 Years
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Obligation under leases	$31,181	$63,356	$50,653	$27,661	$24,019	$43,262

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

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year
	NT$	NT$	NT$

December 31, 2019

Net settled
Forward exchange contracts	$(74,864)	$(13,246)	$-

  (Continued)

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year
	NT$	NT$	NT$

Gross settled
Forward exchange contracts
Inflows	$9,296,123	$4,420,233	$230,354
Outflows	(9,248,333)	(4,392,070)	(227,848)
	47,790	28,163	2,506

Swap contracts
Inflows	10,187,215	15,025,154	34,327,100
Outflows	(10,163,964)	(15,032,603)	(34,773,848)
	23,251	(7,449)	(446,748)

	$71,041	$20,714	$(444,242)

(Concluded)

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	Over 1 Year
	NT$	NT$	NT$	NT$

December 31, 2020

Net settled
Forward exchange contracts	$30,514	$18,429	$-	$-

Gross settled
Forward exchange contracts
Inflows	$8,862,682	$5,565,137	$531,336	$-
Outflows	(8,798,238)	(5,518,153)	(526,880)	-
	64,444	46,984	4,456	-
Swap contracts
Inflows	19,311,999	17,179,871	36,739,200	$-
Outflows	(19,524,820)	(17,486,997)	(37,495,172)	-
	(212,821)	(307,124)	(755,972)	-

Target redemption forward contracts
Inflows	42,720	96,120	416,520	227,128
Outflows	(44,471)	(100,060)	(433,595)	(236,081)
	(1,751)	(3,940)	(17,075)	(8,953)

	$(150,128)	$(264,080)	$(768,591)	$(8,953)

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	Over 1 Year
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)
December 31, 2020

Net settled
Forward exchange contracts	$1,087	$656	$-	$-

Gross settled
Forward exchange contracts
Inflows	$315,623	$198,189	$18,922	$-
Outflows	(313,328)	(196,516)	(18,763)	-
	2,295	1,673	159	-

(Continued)

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	Over 1 Year
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)
Swap contracts
Inflows	687,749	611,819	1,308,376	$-
Outflows	(695,328)	(622,756)	(1,335,298)	-
	(7,579)	(10,937)	(26,922)	-

Target redemption forward contracts
Inflows	1,522	3,423	14,833	8,089
Outflows	(1,584)	(3,563)	(15,441)	(8,408)
	(62)	(140)	(608)	(319)

	$(5,346)	$(9,404)	$(27,371)	$(319)

(Concluded)

35.	RELATED PARTY TRANSACTIONS

Balances and transactions within the Group had been eliminated upon consolidation. Details of transactions between the Group and other related parties were disclosed as follows:

a.	Related parties

In addition to those disclosed in Note 14, the related parties were as follows:

Related Parties	Relationship with the Company

ASE Cultural and Educational Foundation	Substantial related party
ASE Environmental Protection and Sustainability Foundation	Substantial related party

b.	The Group contributed NT$100,000 thousand (US$3,561 thousand) to ASE Cultural and Educational Foundation in 2018, 2019 and 2020, respectively, for environmental charity in promoting the related domestic environmental protection and public service activities. In December 2020, the Group further resolved to make contributions in the amount of NT$100,000 thousand (US$3,561 thousand) through the ASE Environmental Protection and Sustainability Foundation to continuously implement the activities related to environmental protection projects (Note 37).

c.	The subsidiary, ASE, and HC entered into a joint development agreement in June 2020 under the concept of joint construction. The agreement stipulates that HC will build the plant on the leasehold land and ASE and its affiliates will have the priority to purchase the plant after the completion of the plant construction. The final transaction price will be the purchase price less an amount based on the ratio calculated by independent professional appraisers.

d.	As disclosed in Note 31, USIE repurchased its own 2,805 thousand and 2,685 thousand ordinary shares from the Group’s key management personnel with approximately NT$1,247,187 thousand and NT$1,520,976 thousand (US$54,166 thousand) in July 2019 and September 2020, respectively.

e.	In 2019, ASE purchased real estate properties from associates with the amount of NT$2,326,000 thousand, which was primarily based on the independent professional appraisal reports and has been fully paid in September 2019.

f.	Compensation to key management personnel

	For the Year Ended December 31
	2018	2019	2020
	NT$	NT$	NT$	US$ (Note 4)

Short-term employee benefits	$1,041,216	$1,027,191	$1,264,980	$45,049
Post-employment benefits	3,884	2,208	2,007	72
Share-based payments	9,145	134,544	153,774	5,476

	$1,054,245	$1,163,943	$1,420,761	$50,597

The compensation to the Group’s key management personnel was determined according to personal performance and market trends.

36.	ASSETS PLEDGED AS COLLATERAL OR FOR SECURITY

The following assets were provided as collateral for bank borrowings, tariff guarantees of imported raw materials or collateral:

	December 31
	2019	2020
	NT$	NT$	US$ (Note 4)

Inventories related to real estate business	$6,063,303	$10,564,873	$376,242
Property, plant and equipment	138,831	124,124	4,420
Investment properties	12,167,772	11,847,145	421,907
Other financial assets (including current and non-current)	637,775	460,890	16,414

	$19,007,681	$22,997,032	$818,983

As of December 31, 2020, in addition to the abovementioned assets, 89.6% of ownership in FAFG was also provided as collateral for syndicated bank loans.

37.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

In addition to those disclosed in other notes, significant commitments and contingencies of the Group as of each balance sheet date were as follows:

a.	As of December 31, 2019 and 2020, unused letters of credit of the Group were approximately NT$394,000 thousand and NT$2,000 thousand (US$71 thousand), respectively.

b.	As of December 31, 2019 and 2020, the Group’s commitments to purchase property, plant and equipment were approximately NT$25,119,371 thousand and NT$32,627,411 thousand (US$1,161,945 thousand), respectively, of which NT$5,145,345 thousand and NT$1,968,779 thousand (US$70,113 thousand) had been prepaid, respectively. As of December 31, 2019 and 2020, the commitment that the Group has contracted for the construction related to our real estate business were approximately NT$1,393,859 thousand and NT$602,548 thousand (US$21,458 thousand), respectively.

c.	As of December 31, 2019 and 2020, letters of credits were provided to customs by banks for the importation of goods, and the banking facilities granted to the Group were approximately NT$952,001 thousand and NT$671,721 thousand (US$23,922 thousand), respectively.

d.	In consideration of corporate social responsibility for environmental protection, the board of directors of ASE, in December 2013, approved contributions to be made in the next 30 years, at a total amount of NT$3,000,000 thousand (US$106,838 thousand), at the minimum, to environmental protection efforts in Taiwan.

38.	OTHERS

a.	There were five employees and a waste disposal supplier of a subsidiary in China accused by China People’s Procuratorate (the “Procuratorate”) for committing the crime of environmental pollution in 2018. During the trial, the Procuratorate claimed that the subsidiary should also be charged with corporate crime which caused the subsidiary received a change and addition indictment in October 2019. In June 2020, in the first trial, the court of first instance ruled that the subsidiary shall be imposed a fine of RMB400 thousand and return the benefit (RMB344 thousand) generated from such violation. Both of the fine and the return of benefit from violation were recognized by the subsidiary under the line item of other gains and losses. Because some of co-defendants have filed an appeal against the judgment and, pursuant to local applicable law, the whole case will be deemed appealed, this case was not yet final and moved to the court of second instance for trial. As of the date that the consolidated financial statements were authorized for issue, final results of the indemnification could not be reliably measured.

b.	On December 20, 2013, the Kaohsiung Environmental Protection Bureau (the “KEPB”) imposed an administrative fine of NT$102,014 thousand (the “Original Fine”) upon ASE for violation of the Water Pollution Control Act. After ASE sought administrative remedies against the Original Fine, the Original Fine has been revoked by final judgment of Supreme Administrative Court on June 8, 2017, and KEPB is ordered to refund the Original Fine to ASE. On December 27, 2019, KEPB has refunded NT$55,062 thousand to ASE. On February 10, 2020, KEPB re-imposed an administrative fine of NT$46,952 thousand (US$1,672 thousand) (the “New Fine”) upon ASE and offset the New Fine by the remaining amount which shall be refunded to ASE. Therefore, no additional payment that ASE should make for the New Fine. After ASE filed an administrative appeal against the New Fine, the Administrative Appeal Review Committee of Kaohsiung City Government has revoked the New Fine on December 15, 2020 and remanded to KEPB for another legitimate administrative action.

39.	SIGNIFICANT SUBSEQUENT EVENTS

On March 1, 2021, the subsidiary, USISH, issued unsecured convertible corporate bonds of RMB3,450,000 thousand with a six-year term and the annual interest rates are 0.1%, 0.2%, 0.6%, 1.3%, 1.8% and 2.0%, respectively, for the respective year.

40.	SIGNIFICANT ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The following information was aggregated by the foreign currencies other than functional currencies of the group entities and the exchange rates between foreign currencies and respective functional currencies were disclosed. The significant financial assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousand)	Exchange Rate	Carrying Amount (In Thousand)

December 31, 2019

Monetary financial assets
US$	$4,125,872	US$1=NT$29.98	$123,693,628
US$	1,189,539	US$1=RMB6.9762	35,662,384
JPY	13,889,872	JPY1=NT$0.2760	3,833,605
JPY	771,392	JPY1=US$0.0092	212,904

Monetary financial liabilities
US$	3,823,359	US$1=NT$29.98	114,624,313
US$	1,211,472	US$1=RMB6.9762	36,319,926
JPY	14,628,543	JPY1=NT$0.2760	4,037,478
JPY	815,929	JPY1=US$0.0092	225,197
December 31, 2020

Monetary financial assets
US$	4,269,075	US$1=NT$28.48	121,583,265
US$	1,527,381	US$1=RMB6.5249	43,499,803
US$	41,643	EUR1=US$0.8143	1,185,984
JPY	13,544,360	JPY1=NT$0.2763	3,742,306
JPY	1,174,208	JPY1=US$0.0097	324,434
HKD	174,765	HKD1=NT$3.6730	641,912

Monetary financial liabilities
US$	4,439,915	US$1=NT$28.48	126,448,786
US$	1,517,568	US$1=RMB6.5249	43,220,325
US$	20,896	EUR1=US$0.8143	595,128
JPY	13,657,967	JPY1=NT$0.2763	3,773,695
JPY	1,188,650	JPY1=US$0.0097	328,424
HKD	18,814	HKD1=NT$3.6730	69,103

The significant realized and unrealized foreign exchange gain (loss) were as follows:

	For the Year Ended December 31
	2018		2019		2020
Functional Currencies	Exchange Rate	Net Foreign Exchange Loss	Exchange Rate	Net Foreign Exchange Gain (Loss)	Exchange Rate	Net Foreign Exchange Gain (Loss)
		NT$		NT$		NT$	US$ (Note 4)

US$	US$1=NT$30.715	$(67,476)	US$1=NT$29.98	$(84,177)	US$1=NT$28.48	$(143,804)	$(5,121)
NT$		(849,234)		1,203,823		1,382,067	49,219
RMB	RMB1=NT$4.4753	(120,005)	RMB1=NT$4.2975	14,055	RMB1=NT$4.3648	(181,624)	(6,468)

		$(1,036,715)		$1,133,701		$1,056,639	$37,630

41.	OPERATING SEGMENTS INFORMATION

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

a.	Segment revenues and operation results

					Adjustments
	Packaging	Testing	EMS	Others	and Eliminations	Total
	NT$	NT$	NT$	NT$	NT$	NT$

For the year ended December 31, 2018

Revenue from external customers	178,308,222	35,903,202	151,890,384	4,990,613	-	371,092,421
Inter-group revenues (Note 1)	3,531,431	212,310	58,836,465	7,637,053	(70,217,259)	-
Segment revenues	181,839,653	36,115,512	210,726,849	12,627,666	-	441,309,680
Interest income	166,761	55,108	354,343	352,232	(462,233)	466,211
Interest expense	(3,647,601)	(101,338)	-	(249,180)	462,233	(3,535,886)
Depreciation and amortization	(29,491,977)	(9,560,610)	(2,065,590)	(1,570,726)	-	(42,688,903)
Share of the profit or loss of associates and joint ventures	(456,846)	(23,398)	-	-	-	(480,244)
Impairment loss	(654,081)	-	-	-	-	(654,081)
Segment profit before income tax	17,866,431	7,952,484	6,225,984	(107,221)	-	31,937,678
Expenditures for segment assets	22,787,190	12,991,023	2,529,771	784,254	-	39,092,238

December 31, 2018

Investments accounted for using the equity method	9,152,290	160,018	-	-	-	9,312,308
Contract assets	3,488,372	1,000,128	-	-	-	4,488,500

For the year ended December 31, 2019

Revenue from external customers	198,916,897	42,658,686	165,789,479	5,817,122	-	413,182,184
Inter-group revenues (Note 1)	5,370,963	231,399	60,638,567	7,431,399	(73,672,328)	-
Segment revenues	204,287,860	42,890,085	226,428,046	13,248,521	-	486,854,512
Interest income	186,291	90,091	249,487	284,458	(260,646)	549,681
Interest expense	(3,403,475)	(545,609)	(255,404)	(243,013)	260,646	(4,186,855)
Depreciation and amortization	(33,456,831)	(12,379,703)	(2,534,825)	(2,095,482)	-	(50,466,841)
Share of the profit or loss of associates and joint ventures	75,303	39,852	67,120	-	-	182,275
Impairment loss	(601,066)	(141)	-	-	-	(601,207)
Segment profit before income tax	7,572,763	10,321,537	6,082,106	(696,595)	-	23,279,811
Expenditures for segment assets	35,462,305	23,966,051	2,770,129	875,402	-	63,073,887

December 31, 2019

Investments accounted for using the equity method	8,867,316	1,123,490	2,094,401	-	-	12,085,207
Contract assets	4,162,124	1,735,192	-	-	-	5,897,316

For the year ended December 31, 2020

Revenue from external customers	218,666,071	47,271,074	204,690,669	6,350,896	-	476,978,710
Inter-group revenues (Note 1)	10,436,168	435,587	21,472,775	7,234,303	(39,578,833)	-
Segment revenues	229,102,239	47,706,661	226,163,444	13,585,199	-	516,557,543
Interest income	133,160	79,821	275,766	32,036	-	520,783
Interest expense	(2,244,280)	(564,269)	(443,519)	(185,160)	-	(3,437,228)
Depreciation and amortization	(32,333,229)	(14,189,024)	(2,877,546)	(1,859,266)	-	(51,259,065)
Share of the profit or loss of associates and joint ventures	362,133	99,670	85,809	-	-	547,612
Impairment loss	(218,600)	(773,673)	-	-	-	(992,273)
Segment profit before income tax	17,476,440	10,277,760	8,438,766	(424,168)	-	35,768,798
Expenditures for segment assets	38,643,303	14,275,397	5,614,409	491,092	-	59,024,201

December 31, 2020

Investments accounted for using the equity method	9,146,344	1,340,307	2,320,022	-	-	12,806,673
Contract assets	3,641,244	1,141,660	-	-	-	4,782,904

					Adjustments
	Packaging	Testing	EMS	Others	and Eliminations	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

For the year ended December 31, 2020

Revenue from external customers	7,787,253	1,683,443	7,289,554	226,171	-	16,986,421
Inter-group revenues (Note 1)	371,659	15,512	764,700	257,632	(1,409,503)	-
Segment revenues	8,158,912	1,698,955	8,054,254	483,803	-	18,395,924
Interest income	4,742	2,842	9,821	1,141	-	18,546
Interest expense	(79,925)	(20,095)	(15,795)	(6,594)	-	(122,409)
Depreciation and amortization	(1,151,468)	(505,307)	(102,477)	(66,213)	-	(1,825,465)
Share of the profit or loss of associates and joint ventures	12,896	3,550	3,056	-	-	19,502
Impairment loss	(7,785)	(27,552)	-	-	-	(35,337)
Segment profit before income tax	622,380	366,017	300,526	(15,106)	-	1,273,817
Expenditures for segment assets	1,376,186	508,383	199,943	17,489	-	2,102,001

December 31, 2020

Investments accounted for using the equity method	325,724	47,732	82,622	-	-	456,078
Contract assets	129,674	40,657	-	-	-	170,331

Note 1: Inter-group revenues were eliminated upon consolidation.

Note 2: The disaggregated product and service type from the Group's contract with customer is the same as those disclosed in above reportable segment.

b.	Revenue from major products and services

	For the Year Ended December 31
	2018	2019	2020
	NT$	NT$	NT$	US$ (Note 4)

Packaging service	$178,308,222	$198,916,897	$218,666,071	$7,787,253
Testing service	35,903,202	42,658,686	47,271,074	1,683,443
EMS	151,890,384	165,789,479	204,690,669	7,289,554
Others	4,990,613	5,817,122	6,350,896	226,171

	$371,092,421	$413,182,184	$476,978,710	$16,986,421

c.	Geographical information

The Group’s revenue from external customers by location of headquarter and information about its non-current assets by location of assets are detailed below.

1)	Net revenues from external customers

	For the Year Ended December 31
	2018	2019	2020
	NT$	NT$	NT$	US$ (Note 4)

United States	$230,791,164	$245,521,027	$297,117,001	$10,581,090
Taiwan	45,630,792	51,244,470	64,829,301	2,308,736
Asia	56,031,108	75,938,364	74,447,091	2,651,249
Europe	36,844,258	38,613,132	39,477,306	1,405,887
Others	1,795,099	1,865,191	1,108,011	39,459

	$371,092,421	$413,182,184	$476,978,710	$16,986,421

2)	Non-current assets

	December 31
	2019	2020
	NT$	NT$	US$ (Note 4)

Taiwan	$239,532,971	$239,353,978	$8,524,002
China	68,747,648	63,907,990	2,275,926
Others	26,645,450	34,107,657	1,214,660

	$334,926,069	$337,369,625	$12,014,588

Non-current assets exclude financial instruments, post-employment benefit assets, and deferred tax assets.

d.	Major customers

Except customer A from which the operating revenues generated from packaging and EMS segments were NT$92,117,839, NT$103,987,781 thousand and NT$145,952,908 thousand (US$5,197,753 thousand) for the years ended December 31, 2018, 2019 and 2020, respectively, and customer B from which the operating revenues generated from packaging and testing segments was NT$44,653,072 thousand for the year ended December 31, 2019, the Group did not have any other individual customer from which the operating revenues exceeded 10% of operating revenues for the years ended December 31, 2018, 2019 and 2020.