Form 20-F
period 2021-12-31
ASE Technology Holding Co., Ltd.
filed 2022-03-29
CIK 1122411

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES ACT OF 1934
Commission file number:
001-16125

日月光投資控股股份有限公司
(Exact name of Registrant as specified in its charter)

ASE Technology Holding Co., Ltd.
(Translation of Registrant’s name into English)
REPUBLIC OF CHINA
(Jurisdiction of incorporation or organization)
26, Chin 3rd Road
Nanzih District
Kaohsiung, 811, Taiwan
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
As of December 31, 2021, 4,408,018,732 Common Shares, par value NT$10 each were outstanding.**
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☒
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐  Item 17            ☐  Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
of the Exchange Act).
Yes  ☐            No  ☒
** As a result of the exercise of employee stock options subsequent to December 31, 2021, as of January 31, 2022, we had 4,410,443,432 Common Shares outstanding.

i

ii

USE OF CERTAIN TERMS
Unless the context otherwise requires, references in this annual report to:

●
“Advanced Shanghai” are to ASE Advanced Semiconductor (Shanghai) Limited, a company incorporated under the laws of the P.R.C. that spun off from ASESH AT in November 2020 and was disposed of in December 2021;

●	“ASDI” are to ASDI Assistance Direction S.A.S., a simplified limited liability company (societe par actions simplifiee) organized under the laws of France;

●	“ASE,” “ASE Inc.” or “ASE Group” are to Advanced Semiconductor Engineering Inc. and, unless the context requires otherwise, its subsidiaries;

●	“ASE Chung Li” are to ASE (Chung Li) Inc., a company previously incorporated under the laws of the R.O.C. that merged into ASE Inc. in 2004;

●	“ASE Electronics” are to ASE Electronics Inc., a company incorporated under the laws of the R.O.C.;

●	“ASE Japan” are to ASE Japan Co. Ltd., a company incorporated under the laws of Japan;

●	“ASE Korea” are to ASE (Korea) Inc., a company incorporated under the laws of the Republic of Korea;

●	“ASE Material” are to ASE Material Inc., a company previously incorporated under the laws of the R.O.C. that merged into ASE Inc. in 2004;

●	“ASE Shanghai” are to ASE (Shanghai) Inc., a company incorporated under the laws of the P.R.C.;

●	“ASE Test” are to ASE Test Limited, a company incorporated under the laws of Singapore;

●	“ASE Malaysia” are to ASE Electronics (M) Sdn. Bhd., a company incorporated under the laws of Malaysia;

●	“ASE Test Taiwan” are to ASE Test, Inc., a company incorporated under the laws of the R.O.C.;

●	“ASEEE” are to ASE Embedded Electronics Inc., a company incorporated under the laws of the R.O.C. that merged into ASE Inc. in February 2020;

●	“ASEH,” the “Company,” “ASE Technology Holding,” “we,” “us” or “our” are to ASE Technology Holding Co., Ltd. and, unless the context requires otherwise, its subsidiaries;

●	“ASEKS” are to ASE (Kunshan) Inc., a company incorporated under the laws of the P.R.C. and was disposed of in December 2021;

●	“ASEN” are to Suzhou ASEN Semiconductors Co., Ltd., a company incorporated under the laws of the P.R.C. and was disposed of in December 2021;

●	“ASESH AT” are to ASE Assembly & Test (Shanghai) Limited, formerly known as Global Advanced Packaging Technology Limited, or GAPT, a company incorporated under the laws of the P.R.C.;

●	“ASEWH” are to ASE (Weihai), Inc., a company incorporated under the laws of the P.R.C. and was disposed of in December 2021;

●
“Deposit Agreement” are to the deposit agreement, dated April 30, 2018, by and among ASE Technology Holding Co., Ltd., a company organized under the laws of the R.O.C. and previously known as “ASE Industrial Holding Co., Ltd.,” Citibank, N.A., as Depositary, and the Holders and Beneficial Owners of American Depositary Shares issued thereunder;

●
“EEMS Test Singapore” are to EEMS Test Singapore Pte. Ltd., a company incorporated under the laws of Singapore, which changed its name to ASE Singapore II Pte. Ltd. and was subsequently merged into ASE Singapore Pte. Ltd. in 2011;

●	“EMS” are to electronic manufacturing services;

●	“EU” are to the European Union;

●	“Exchange Act” are to the U.S. Securities Exchange Act of 1934, as amended;

●
“FAFG” or “FAFG Group” are to Financiere AFG S.A.S., a simplified limited liability company (societe par actions simplifiee) organized under the laws of France and, unless the context requires otherwise, its subsidiaries;

●	“FSC” are to the Financial Supervisory Commission of the Republic of China;

●	“Hung Ching” are to Hung Ching Development & Construction Co. Ltd., a company incorporated under the laws of the R.O.C.;

●	“IFRS” are to International Financial Reporting Standards, International Accounting Standards and Interpretations as issued by the International Accounting Standards Board;

●	“ISE Shanghai” are to ISE Labs, China, Ltd., a company incorporated under the laws of the P.R.C.;

●	“ISE Labs” are to ISE Labs, Inc., a corporation incorporated under the laws of the State of California;

●
“Initial SPIL Tender Offer” are to ASE’s offer to purchase 779,000,000 common shares (including common shares represented by outstanding American depositary shares) of SPIL through concurrent tender offers in the R.O.C. and the U.S., at a price of NT$45 per SPIL common share and NT$225 per SPIL American depositary share, commenced on August 24, 2015 and expired on September 22, 2015;

●	“Joint Share Exchange Agreement” are to the joint share exchange agreement entered into between ASE and SPIL on June 30, 2016;

●	“Korea” or “South Korea” are to the Republic of Korea;

●	“MOEAIC” are to the Investment Commission of the R.O.C. Ministry of Economic Affairs;

●	“NYSE” are to New York Stock Exchange;

●	“PCAOB” are to Public Company Accounting Oversight Board (United States);

●	“PowerASE” are to PowerASE Technology Inc., a company incorporated under the laws of the R.O.C., which was merged into ASE Inc. in 2012;

●
“PPA Effects” are the earnings effects from purchase price allocation (“PPA”). “PPA of SPIL Acquisition” is the allocation of ASEH’s purchase price of SPIL into identifiable assets acquired and liabilities assumed from SPIL based on their fair values. The fair value write-up
results in earnings effects over time which generates increased operating costs, operating expenses, other operating income and expenses and non-operating
expenses;

●	“P.R.C.” are to the People’s Republic of China, excluding Taiwan, Macau and Hong Kong;

●	“P.R.C. Regulations” are to the Regulations Governing Securities Investment and Futures Trading in Taiwan by Mainland Area Investors;

●	“QDII” are to qualified domestic institutional investors;

●	“Republic of China,” the “R.O.C.” and “Taiwan” are to the Republic of China, including Taiwan and certain other possessions;

●	“R.O.C. Trading Day” are to a day when TWSE is open for business;

●	“SEC” are to the Securities and Exchange Commission of the U.S.;

●
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

●	“Securities Act” are to the U.S. Securities Act of 1933, as amended;

●
“Share Exchange” is the statutory share exchange pursuant to the laws of the Republic of China, through which ASEH (i) acquired all issued shares of ASE in exchange for shares of ASEH using the share exchange ratio and (ii) acquired all issued shares of SPIL using the cash consideration;

●	“SiP” are to system-in-package;

●	“SPIL” or “SPIL Group” are to Siliconware Precision Industries Co., Ltd., and, unless the context requires otherwise, its subsidiaries;

●	“SPIL Acquisition” are to ASEH’s effort to effect an acquisition of 100% of the common shares and American depositary shares of SPIL pursuant to the Joint Share Exchange Agreement;

●	“SZ” are to Siliconware Technology (Suzhou) Limited, a company incorporated under the laws of the P.R.C.;

●
“Taiwan-IFRS” are to the Regulations Governing the Preparation of Financial Reports by Securities Issuers, the IFRS as well as related guidance translated by Accounting Research and Development Foundation and endorsed by the FSC;

●	“Tessera” are to Tessera Technologies, Inc. and its subsidiaries;

●	“TWSE” are to Taiwan Stock Exchange;

●	“UGJQ” are to Universal Global Technology (Shanghai) Co., Ltd., a company incorporated under the laws of the P.R.C.;

●	“UGKS” are to Universal Global Technology (Kunshan) Co. Ltd., a company incorporated under the laws of the P.R.C.;

●	“USIPL” are to Universal Scientific Industrial Poland Sp. z o.o., a company incorporated under the laws of Poland and former name was Chung Hong Electronics Poland Sp. z o.o.;

●	“UGTW” are to Universal Global Scientific Industrial Co. Ltd., a company incorporated under the laws of the R.O.C.;

●	“Universal Scientific Industrial” or “USI” are to Universal Scientific Industrial Co., Ltd., a company incorporated under the laws of the R.O.C.;

●	“USIFR” are to Universal Scientific Industrial (France), a simplified limited liability company (societe par actions simplifiee) organized under the laws of France;

●	“USI Shanghai” are to Universal Scientific Industrial (Shanghai) Co., Ltd., a company incorporated under the laws of the P.R.C.;

●	“U.S.” refers to the United States of America;

●	“U.S. GAAP” are to accounting principles generally accepted in the U.S.;

●	“USI Group” are to USI Inc. and its subsidiaries;

●	“USI Inc.” are to USI Inc., a company incorporated under the laws of the R.O.C.;

●	“USI Mexico” are to Universal Scientific Industrial de Mexico S.A. DE C.V., a company incorporated under the laws of Mexico;

●	“USISZ” are to USI Electronics (Shenzhen) Co. Ltd., a company incorporated under the laws of the P.R.C.; and

●	“Wuxi Tongzhi” are to Wuxi Tongzhi Microelectronics Co., Ltd., a company incorporated under the laws of the P.R.C.
We publish our financial statements in New Taiwan dollars, the lawful currency of the R.O.C. In this annual report, references to “United States dollars,” “U.S. dollars” and “US$” are to the currency of the United States; references to “New Taiwan dollars,” “NT dollars” and “NT$” are to the currency of the R.O.C.; references to “RMB” are to the currency of the P.R.C.; references to “JP¥” are to the currency of Japan; references to “MYR” are to the currency of Malaysia; references to “SGD” are to the currency of the Republic of Singapore; references to “KRW” are to the currency of the Republic of Korea; references to “EUR” are to the currency of the EU; and references to “PLN” are to the currency of the Poland. Unless otherwise noted, all translations from NT dollars to U.S. dollars were made at the exchange rate as set forth in the H.10 weekly statistical release of the Federal Reserve System of the United States (the “Federal Reserve Board”) as of December 30, 2021, which was NT$27.74=US$1.00, and all translations from RMB to U.S. dollars were made at the exchange rate as set forth in the H.10 weekly statistical release of the Federal Reserve Board as of December 31, 2021, which was RMB6.3726=US$1.00. All amounts translated into U.S. dollars in this annual report are provided solely for your convenience and no representation is made that the NT dollar, RMB or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or NT dollars/RMB, as the case may be, at any particular rate or at all. On March 18, 2022, the exchange rate between NT dollars and U.S. dollars as set forth in the H.10 weekly statistical release by the Federal Reserve Board was NT$28.35=US$1.00. On March 18, 2022, the exchange rate between RMB and U.S. dollars as set forth in the H.10 weekly statistical release by the Federal Reserve Board was RMB6.3609=US$1.00.

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
[Reserved]
CAPITALIZATION AND INDEBTEDNESS
Not applicable.
REASON FOR THE OFFER AND USE OF PROCEEDS
Not applicable.
RISK FACTORS
Below please find a summary of the principal risks we face, organized under relevant headings.
Risks Relating to Our Business

●
Since we are dependent on the highly cyclical semiconductor and electronics industries and conditions in the markets for the end-use
applications of our products, our revenues and net income may fluctuate significantly.

●	A reversal or slowdown in the outsourcing trend for semiconductor packaging and testing services and EMS could adversely affect our growth prospects and profitability.

●	Inflation could adversely affect our business, financial condition, results of operations and cash flows.

●	If we are unable to compete favorably in the highly competitive markets of semiconductor packaging and testing and EMS, our revenues and net income may decrease.

●	Our profitability depends on our ability to respond to rapid technological changes in the semiconductor industry.

●	Our operating results are subject to significant fluctuations, which could adversely affect the market value of your investment.

●	If we are unable to manage our expansion or investments effectively, our growth prospects may be limited and our future profitability and core business operations may be adversely affected.

●	The packaging and testing businesses are capital intensive. If we cannot obtain additional capital when we need it, our growth prospects and future profitability may be adversely affected.

●	System security risks, data protection breaches or unexpected system outage or failures could harm our business, financial condition and results of operations.

●
A cybersecurity breach could interfere with our business operations, compromise confidential information, adversely impact our reputation and operating results and potentially lead to litigation and other liabilities.

●	Any impairment charges may have a material adverse effect on our income.

●
Any attempt by the U.S. government to withdraw from or materially modify existing international trade agreements or take further actions against certain P.R.C. technology companies could adversely affect our business, financial condition and results of operations.

Risks Relating to the SPIL Acquisition

●	There may be risks associated with the impacts of the SPIL Acquisition on our subgroups and our holding company structure.
Risks Relating to Taiwan, R. O. C.

●
Strained relations between the R.O.C. and the P.R.C. and disruptions in Taiwan’s political environment caused by domestic political events could negatively affect our business and the market value of your investment.

●
As a substantial portion of our business and operations is located in Taiwan, we are vulnerable to natural disasters including earthquakes, typhoons, drought, as well as power outages and other industrial incidents, which could severely disrupt the normal operation of our business and adversely affect our results of operations.

Risks Relating to Ownership of Our Common Shares and the ADSs

●	The market for our common shares and the ADSs may not be liquid.

●
If a
non-R.O.C.
holder of ADSs withdraws and holds common shares, such holder of ADSs will be required to appoint a tax guarantor, local agent and custodian in the R.O.C. and register with the TWSE or the Taipei Exchange in order to buy and sell securities on the TWSE.

●	We may not continue to declare cash dividends in any particular amount.

●	Holders of common shares and ADSs may experience dilution if we issue stock bonuses, stock options and restricted stocks to employees or sell additional equity or equity-linked securities.
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
Market conditions in the semiconductor and electronics industries depend to a large degree on conditions in the markets for the end-use
applications of various products, such as communications, computing and consumer electronics products. Any deterioration of conditions in the markets for the end-use
applications would reduce demand for our services, and would likely have a material adverse effect on our financial condition and results of operations. In 2021, approximately 50.1%, 14.9% and 35.0% of our operating revenues from packaging and testing were attributed to the packaging and testing of semiconductors used in communications, computing and consumer electronics/industrial/automotive/other applications, respectively. In the same year, approximately 38.4%, 8.8%, 33.6%, 13.0% and 6.2% of our operating revenues from EMS were attributed to the communications, computing, consumer electronics applications, industrial, and automotive applications and other, respectively. Across end-use
applications, our customers face intense competition and significant shifts in demand, which could put pricing pressure on our services and may adversely affect our revenues and net income.

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
The global financial markets experienced significant disruptions in 2008 and the U.S., Europe and other economies went into a recession. The recovery from the lows of 2008 and 2009 was uneven and it was facing new challenges, including a European sovereign debt crisis that began in 2011, the withdrawal of the United Kingdom from the EU, or the Brexit, and continuing high unemployment rates in much of the world. It is unclear what the long-term impact of the European sovereign debt crisis will be and uncertainty remains over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies. It remains unclear how Brexit will affect the fiscal, monetary and regulatory landscape of the United Kingdom, the EU and the rest of the world. Any economic downturn or crisis may cause our customers to cancel or reduce planned expenditures for our products and services. Any uncertainty or significant volatility in global economic conditions, including the continuing global supply chain crisis, economic sanctions and restrictive measures in response to the Russia-Ukraine conflict and tight monetary policy in the U.S. due to inflation, may negatively affect our business, results of operations, and financial condition.
Inflation could adversely affect our business, financial condition, results of operations and cash flows.
We are exposed to economic and political conditions in the countries and regions where we operate. Like other companies with wide operations, we are exposed to risks from fluctuations in inflation. We are also affected by governmental policies regarding spending and investment, exchange controls, regulatory and taxation changes, and other adverse political, economic or social developments of the countries and regions in which we operate.
In particular, high inflation rates may adversely affect our business by increasing the cost of the raw materials, energy, labor and transportation. Current or future efforts by government to stimulate the economy may increase the risk of significant inflation. In the event of an increase in inflation, we may seek to increase the sales prices of our services in order to maintain satisfactory profits, however such increases may not be accepted by our customers, may not be sufficient to compensate for the negative impact of inflation. On the other hand, at a global level, inflation might reduce households’ disposable income and erode the value of people’s savings, which may decrease the demand discretionary items, and thus negatively impact the sales of our customers’ products and their demand for our manufacturing services. If we are not able to fully offset the effects of increased inflation, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.
If we are unable to compete favorably in the highly competitive markets of semiconductor packaging and testing and EMS, our revenues and net income may decrease.
The markets of semiconductor packaging and testing and EMS are very competitive. We face competition from a number of sources, including other independent semiconductor packaging and testing companies, integrated device manufacturers, and other EMS providers with large-scale manufacturing capabilities who can quickly react to market changes. In addition, some foundry players have actively invested and expanded their advanced packaging capacity, and have gained some customer tractions of their services and solutions.

We believe that the principal competitive factors in our industry are:

●	technological expertise;

●	ability to provide total solutions to our customers, including integrated design, manufacturing, packaging and testing and EMS;

●	ability to offer interconnect technologies at an optimal scale for our businesses;

●	range of package types and testing platforms available;

●	ability to work closely with our customers at the product development stage;

●	responsiveness and flexibility;

●	fast-to-market product development;

●	capacity;

●	diversity in facility locations;

●	production yield; and

●	prices.
We face increasing competition, as most of our customers obtain services from more than one source. Rapid technological advancements and aggressive pricing strategies by our competitors may continue to increase competition. Our ability to compete depends on factors both within and outside of our control and may be constrained by the distinct characteristics and production requirements of individual products. We cannot assure you that we will be able to continue to improve production efficiency and maintain reasonable profit for all of our products.
In addition, some of our competitors may have superior financial, marketing, manufacturing, research and development and technological resources than we do. For example, the central government of the P.R.C., as well as provincial and municipal governments have provided various incentives to domestic companies in the semiconductor industry, including major semiconductor testing and packaging providers, such as Jiangsu Changjiang Electronics Technology Co., Ltd. Similarly, our customers may face competition from their competitors in the P.R.C., and such competitors may also receive significant subsidies from the P.R.C. government. As we are upstream providers, the impact of such government policies on competition and price pressure of our customers may negatively impact our own business. Increasing competition may lead to declines in product prices and profitability and could have a material adverse effect on our business, financial condition, results of operations and future prospects.
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
fan-out
technology will be successful.
We continue to develop new products in anticipation of future demand. However, there is no assurance that the launch of any new product will be successful or that we will be able to produce sufficient quantities of these products to meet market demand. If we fail to develop, or obtain access to, advances in packaging or testing technologies or processes, we may become less competitive and less profitable. In addition, advances in technology typically lead to declining average selling prices for semiconductors packaged or tested with older technologies or processes. As a result, if we cannot reduce the costs associated with our services, the profitability of a given service and our overall profitability may decrease over time.

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
Our operating results have varied significantly from period to period and may continue to vary in the future. Downward fluctuations in our operating results may result in decreases in the market price of our common shares and the ADSs. Among the more important factors affecting our quarterly and annual operating results are the following:

●	changes in general economic and business conditions, particularly the cyclical nature of the semiconductor and electronics industries and the markets served by our customers;

●	our ability to quickly adjust to unanticipated declines or shortfalls in demand and market prices;

●	changes in prices for our products or services;

●	volume of orders relative to our packaging, testing and manufacturing capacity;

●	changes in costs and availability of raw materials, equipment and labor;

●	our ability to obtain or develop substitute raw materials with lower cost;

●	our ability to successfully develop or market new products or services;

●	our ability to successfully manage product mix in response to changes in market demand and differences in margin associated with different products;

●	timing of capital expenditures in anticipation of future orders;

●	our ability to acquire or design and produce cost-competitive interconnect materials, and provide integrated solutions for EMS;

●	fluctuations in the exchange rate;

●	fluctuations in interest rates, including the potential impact of the phase-out of LIBOR on our variable rate borrowings; and

●	typhoons, earthquakes, droughts, epidemics, tsunamis and other natural disasters, as well as industrial and other incidents such as fires and power outages.
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
Our operations, in particular our testing operations, are characterized by relatively high fixed costs. We expect to continue to incur substantial depreciation and other expenses in connection with our acquisitions of equipment and facilities. Our profitability depends not only on the pricing levels for our services or products, but also on utilization rates for our machinery and equipment, commonly referred to as “capacity utilization rates.” In particular, increases or decreases in our capacity utilization rates can significantly affect gross margins since the unit cost generally decreases as fixed costs are allocated over a larger number of units. In periods of low demand, we experience relatively low capacity utilization rates in our operations, which lead to reduced margins. We cannot assure you that we will be able to maintain or surpass our past gross margin levels if we cannot consistently achieve or maintain relatively high capacity utilization rates.

If we are unable to manage our expansion or investments effectively, our growth prospects may be limited and our future profitability and core business operations may be adversely affected.
We have significantly expanded our operations through acquisitions and joint ventures in recent years. For our expansion or investments, see “Item 4. Information on the Company— Business Overview—Strategy—Strategically Expand and Streamline Production Capacity.”
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
We recognized impairment charges of NT$400.2 million in 2019 and nil in both 2020 and 2021 in our investments under the equity method.
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
The packaging and testing business is capital intensive. We will need capital to fund the expansion of our facilities as well as fund our research and development activities in order to remain competitive. We believe that our existing cash, marketable securities, expected cash flow from operations and existing credit lines under our loan facilities will be sufficient to meet our capital expenditures, working capital, cash obligations under our existing debt and lease arrangements, and other requirements for at least the next 12 months. However, future capacity expansions or market or other developments may cause us to require additional funds. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

●	our future financial condition, results of operations and cash flows;

●	general market conditions for financing activities by semiconductor or electronics companies; and

●	economic, political and other conditions in Taiwan and elsewhere.

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
We have on occasion failed to comply with certain financial covenants in some of our loan agreements. Such non-compliance
may also have, through broadly worded cross-default provisions, resulted in default under some of the agreements governing our other existing debt. If we are unable to timely rectify any possible non-compliance
under such loan agreements or obtain applicable waivers or amendments, we would breach our financial covenants and our financial condition would be adversely affected. As of December 31, 2021, we were not in breach of any of the financial covenants under our existing loan agreements, although we cannot provide any assurance that we will not breach any of such financial covenants in the future.
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
We may be required to increase substantially the number of these employees in connection with our expansion plans, and there is intense competition for their services in this industry. We may not be able to either retain our present personnel or attract additional qualified personnel as and when needed. In addition, we may need to increase employee compensation levels in order to attract and retain our existing officers and employees and the additional personnel that we expect to require. Recently, some companies have accelerated efforts to maliciously poach talented Taiwan semiconductor experts by offering a high position with handsome pay. If such malicious acts involving technology theft growing worse, Taiwan’s semiconductor industry would be seriously affected and our business would be adversely jeopardized.
Furthermore, a portion of the workforce at our facilities in Taiwan is foreign workers employed under work permits, which are subject to government regulations on renewal and other terms. Consequently, our business could also suffer if the Taiwan regulations relating to the employment of foreign workers were to become significantly more restrictive or if we are otherwise unable to attract or retain these workers at a reasonable cost.

The ongoing proceeding involving Dr. Tien Wu may have an adverse impact on our business and cause our common shares and ADS price to decline.
Dr. Tien Wu, our director and chief operating officer, was involved in a criminal proceeding brought by the Taiwan Kaohsiung District Prosecutors Office. The indictment alleged that Dr. Tien Wu violated Article
157-1
of the R.O.C. Securities and Exchange Act for insider trading activities involving SPIL’s common shares conducted during the Initial SPIL Tender Offer, the Second SPIL Tender Offer and negotiations of the memorandum of understanding in connection with the SPIL Acquisition. Dr. Tien Wu was accused of tipping off a friend about the aforementioned tender offers and negotiation ahead of the public announcements. After an investigation that spanned over two years, the Taiwan Kaohsiung District Court, on February 5, 2020, found Dr. Tien Wu NOT guilty. On March 20, 2020, the Taiwan Kaohsiung District Prosecutors Office filed an appeal against the February 5, 2020 judgment, and the appeal was rejected by the Taiwan High Court Kaohsiung Branch Court on June 9, 2021. On July 2, 2021, the Kaohsiung Branch, Taiwan High Prosecutors Office filed another appeal against the June 9 judgment. The Supreme Court of the R.O.C. reversed the June 9 judgment and remanded this case to the Taiwan High Court Kaohsiung Branch Court on January 6, 2022. This matter is now being tried by the Taiwan High Court Kaohsiung Branch Court. We have strengthened internal control measures after this incident, and no other director of us is expected to become a party to any current or future litigation in connection with Dr. Tien Wu.
On October 26, 2018, the R.O.C. Securities and Futures Investors Protection Center (“SFIPC”) filed a civil lawsuit against Dr. Tien Wu and ASEH, requesting the court to remove Dr. Tien Wu from ASEH’s board of directors based on Article
10-1
of the R.O.C. Securities Investor and Futures Trader Protection Act (the “Director Removal Case”). On August 25, 2020, the Taiwan Ciaotou District Court ruled in favor of Dr. Tien Wu. SFIPC filed an appeal against the August 25, 2020 judgment and the appeal was rejected by the Taiwan High Court Kaohsiung Branch Court on September 29, 2021. On October 20, 2021, SFIPC filed another appeal against the September 29 judgment. This matter is now being tried by the Supreme Court of the R.O.C. In addition to the Director Removal Case, on July 8, 2021, SFIPC filed an additional class action to request Dr. Tien Wu and other three defendants of the aforementioned criminal proceeding of insider trading to be jointly liable for the damages caused by the alleging insider trading activities. This matter is now being tried by the Intellectual Property and Commercial Court of the R.O.C. The proceedings in connection with this incident, or potential regulatory scrutiny might attract further media attentions. Any negative publicity in connection with the legal proceedings may adversely affect our brand and reputation, which might result in a material adverse impact on our business operations and prospects. As we depend on the continuing service of our directors and executive officers, and we are not insured against the loss of service of any of our personnel, our business operations could suffer from the loses of services of any director or executive officer, including Dr. Tien Wu. There is no assurance that we will be able to replace the director or executive officer with suitable candidate in time.
If we are unable to obtain new or additional land or land use rights, additional packaging and testing equipment or facilities in a timely manner and at a reasonable cost, our competitiveness and future profitability may be adversely affected.
In order to meet customer demand, we need to expand existing facilities or obtain suitable land. Expansion of existing facilities and construction of facilities are currently underway, or being contemplated. Such expansion or construction requires us to obtain land use or development rights. If we are unable to obtain new or additional land or use rights in a timely manner, we could experience significant fulfillment delays in our customers’ orders, resulting in negative impacts on our results of operations. In addition, the semiconductor packaging and testing businesses are capital intensive and require significant investment in expensive equipment manufactured by a limited number of suppliers. The market for semiconductor packaging and testing equipment is characterized, from time to time, by intense demand, limited supply and long delivery cycles. Our operations and expansion plans depend on our ability to obtain a significant amount of such equipment from a limited number of suppliers. From time to time we have also leased certain equipment. We have no binding supply agreements with any of our suppliers and acquire our packaging and testing equipment on a purchase order basis, which exposes us to changing market conditions and other substantial risks. For example, shortages of capital equipment could result in an increase in the price of equipment and longer delivery times. Semiconductor packaging and testing also require us to operate sizeable facilities. If we are unable to obtain equipment or facilities in a timely manner, we may be unable to fulfill our customers’ orders, which could adversely affect our growth prospects as well as financial condition and results of operations. See “Item 4. Information on the Company—Business Overview—Equipment.”

Fluctuations in exchange rates could result in foreign exchange losses.
The majority of our revenues are denominated in U.S. dollars, with a portion denominated in NT dollars and Japanese yen. Our operating costs and operating expenses, on the other hand, are incurred in several currencies, primarily NT dollars, U.S. dollars, RMB, Japanese yen, Korean won, as well as, to a lesser extent, Singapore dollars and Malaysian ringgit, Polish zloty and EUR. In addition, a substantial portion of our capital expenditures, primarily for the purchase of packaging and testing equipment, has been, and is expected to continue to be, denominated in U.S. dollars, with the remainder in Japanese yen. Fluctuations in exchange rates, primarily among the U.S. dollar and Japanese yen against the NT dollar, RMB and EUR, will affect our costs and operating margins. In addition, these fluctuations could result in exchange losses and increased costs in NT dollar and other local currency terms. Despite hedging and mitigating techniques implemented by us, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations. We recorded net foreign exchange gains of NT$1,125.7 million, NT$1,005.4 million and NT$1,395.1 million (US$50.3 million) in 2019, 2020 and 2021, respectively. We cannot assure you that we will achieve foreign exchange gains in the future. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk— Market Risk—Foreign Currency Exchange Rate Risk.”
The loss of a large customer or disruption of our strategic alliance or other commercial arrangements with semiconductor foundries and providers of other complementary semiconductor manufacturing services may result in a decline in our revenues and profitability.
Although we have a large customer base, we have derived and expect to continue to derive a large portion of our revenues from a small group of customers during any particular period due in part to the concentration of market share in the semiconductor and electronics industries. Our five largest customers together accounted for approximately 51.1%, 54.5% and 49.6% of our operating revenues in 2019, 2020 and 2021, respectively. Two of our customers individually accounted for more than 10.0% of our operating revenues in 2019, and one customer accounted for more than 10.0% of our operating revenues in 2020 and 2021. The demand for our services from a customer is directly dependent upon that customer’s level of business activity, which could vary significantly from year to year. Our key customers typically operate in the cyclical semiconductor and electronic business and, in the past, have varied, and may vary in the future, order levels significantly from period to period. Some of these companies are relatively small, have limited operating histories and financial resources, and are highly exposed to the cyclicality of the industry. We cannot assure you that these customers or any other customers will continue to place orders with us in the future at the same levels as in past periods. The loss of one or more of our significant customers, or reduced orders by any one of them, and our inability to replace these customers or make up for such orders, could adversely affect our revenues and profitability. In addition, we have in the past reduced, and may in the future be requested to reduce, our prices to limit the level of order cancellations. Any price reduction would likely reduce our margins and profitability.
Since 1997, we have maintained a strategic alliance with Taiwan Semiconductor Manufacturing Company Limited, or TSMC, one of the world’s largest dedicated semiconductor foundries. TSMC designates us as its nonexclusive preferred provider of packaging and testing services for semiconductors manufactured by TSMC. Such strategic alliances, as well as our other commercial arrangements with providers of other complementary semiconductor manufacturing services, enable us to offer total semiconductor manufacturing solutions to our customers. These strategic alliances and other commercial arrangements may not achieve their anticipated commercial benefits and may be terminated at any time. Any failure in successfully maintaining such alliances, any termination of such alliances or our failure to enter into substantially similar strategic alliances or commercial arrangements may adversely affect our competitiveness and our revenues and profitability.
We rely on a limited number of key customers in certain products for our revenues, and our results of operations may be adversely affected by a reduction of business from our key customers.
Our results of operations also depend on the performance and business of our key customers. Accordingly, risks that could seriously harm our key customers could harm us as well, including:

●	loss of market share for our key customers’ products;

●	recession in our key customers’ markets;

●	failure of their products to gain widespread commercial acceptance; and

●	our key customers’ inability to manage their operations efficiently and effectively.

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
Raw materials such as IC substrates are prone to supply shortages since such materials are produced by a limited number of suppliers, such as Kinsus Interconnect Technology Corporation, Nan Ya Printed Circuit Board Corporation, LG Innotek Co., Ltd., Samsung Electro-Mechanics Co. Ltd. and Unimicron Technology Corporation. Our operations conducted through our wholly owned subsidiaries ASE Electronics and ASE Shanghai have improved our ability to obtain IC substrates on a timely basis and at a reasonable cost. In 2021, our interconnect materials operations supplied approximately 10.6% of our consolidated substrate requirements by value. We do not expect that our internal interconnect materials operations will be able to meet all of our interconnect materials requirements. Consequently, we will remain dependent on market supply and demand for our raw materials. In addition, recent fluctuations in prices of precious metals, such as gold, have also affected the price at which we have been able to purchase the principal raw materials we use in our packaging processes. We cannot guarantee that we will not experience shortages in the near future or that we will be able to obtain adequate supplies of raw materials in a timely manner or at a reasonable price. Our revenues and net income could decline if we are unable to obtain adequate supplies of high quality raw materials in a timely manner or if there are significant increases in the costs of raw materials that we cannot pass on to our customers.
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
We rely on the efficient and uninterrupted operation of complex information technology applications, systems and networks to operate our business. Our systems are vulnerable to damage or interruption from earthquakes, terrorist attacks, floods, fires, power loss, telecommunications failures, cyberattacks, computer viruses, computer denial of service attacks or other attempts to harm our system, and similar events. In recent years, the risks that we face from cyberattacks have increased significantly. Some of these attacks may originate from well-organized, highly skilled organizations. Although there have not been reported major cyberattacks against our systems in recent years, any such attack or system or network disruption could result in a loss of our intellectual property, the release of commercially sensitive information, customer or employee personal data. Failures to protect the privacy of customer and employee confidential data against breaches of network security could result in damage to our reputation.
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
Cybersecurity threats continue to expand and evolve globally. The Information Security Management Committee established by our Corporate Sustainability Committee (the “CSC”) is responsible for overall information security across all subsidiaries. It dedicated to enhancing information security, preventing and mitigating information security threats and risks by developing strategic plans for information security, establishing benchmarks for information security maturity assessments, promoting information security risk management in our subsidiaries, and coordinating internal and external technologies, resources and information. Our chief information security officer is responsible for regular reviews of all our subsidiaries’ information security management and incident response plans, and submits the information security governance report to the board of directors in the fourth quarter of each year. In 2020, initiated by the Information Security Management Committee of the CSC, to work together information security committees of our subsidiaries to integrate and strengthen the information security protection of each subsidiary. They also set up an information security risk alert system, through which we could conduct on-site
operational inspections to minimize information security risks by hiring third party experts. In addition, our major subsidiaries have obtained ISO 27001 certification (for information security management system) and ISO 22301 certification to strengthen crisis management and disaster response. We also have established management procedures for the reporting and handling of information security incidents which allow employees to report any security incidents to ensure prompt handling, followed by efficient responses that will mitigate information security risks. In addition, we conduct an annual disaster recovery drill to mitigate the risk of service disruptions caused by impacts from major crisis events to our information systems. All employees participate in our annual proprietary information protection training courses, which include training on information security policy, management framework, and control measures.

Furthermore, we employ certain third-party auditor to conduct an annual audit and review of our information security performance. In the event of a sudden external cyberattack, our on-site
safety teams immediately hold a meeting to share information, discuss responses and countermeasures; external experts would be invited to join the meeting to conduct reviews and analyses if necessary. While we actively take measures to manage information technology security risks, there can be no assurance that these measures will be sufficient to mitigate all potential risks to our system, networks and data.
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
We believe that we should play our part in the mitigation of man-made
climate change. For instance, we have incorporated green design standards and building concepts into the construction of our facilities. Since 2012, we have transformed existing facilities and built new facilities and offices that comply with international low carbon building standards. Through quantifying and analyzing the entire lifecycle of building carbon emissions, carbon reduction was driven from the design stage and promoted along the value chain to build sustainable factories.
Public expectations for reductions in greenhouse gas emissions could result in increased energy, transportation and raw material costs. Scientific examination of, political attention to and rules and regulations on issues surrounding the existence and extent of man-made
climate change may result in an increase in the cost of production due to increase in the prices of energy and introduction of energy or carbon tax. Various regulatory developments have been introduced that focus on restricting or managing emissions of greenhouse gases. Enterprises may need to purchase at higher costs emission credits, new equipment or raw materials with lower carbon footprints. These developments and further legislation that is likely to be enacted could negatively affect our operations and financial performance. Also, changes in environmental regulations, such as those that concern the use of perfluorinated compounds (commonly known as the PFCs), could increase our production costs, which may adversely affect our results of operation and financial results.

Stable water supply of sufficient amounts of good quality freshwater plays a critical role for ASEH. Taiwan is also susceptible to typhoons and droughts, which may cause damage and business interruptions to facilities. Since our business operations depend on adequate supplies of water, an extended drought may affect our ability to obtain sufficient water and threaten our production capability. Although we have not been directly affected by droughts, we are dependent upon water for our packaging and substrates operations and a drought could interrupt such operations. Not only freshwater supply is key to our business operations, we also have established a sustainable water recycling system and implemented water management strategies to identify and prevent water shortage related risks. We operate one of the industry’s largest water recycling facility in Taiwan, allowing us to reuse each drop of water more than three times and avoid disruptions caused by water shortages. Our eight main facilities in Taiwan are also tapping on scientific data from the World Resources Institute to conduct climate risk assessments and develop robust water risk management strategies. These actions will enable the company to respond effectively to climate change in the next decade.
We may be subject to intellectual property rights disputes, which could adversely affect our business.
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
Our ability to compete successfully also depends, in part, on our ability to operate without infringing the proprietary rights of others. We have no means of knowing what patent applications have been filed in the U.S. or elsewhere until they are granted or published. In particular, the semiconductor and electronics industries are characterized by frequent litigation regarding patent and other intellectual property rights. It is common for patent owners to assert their patents against semiconductor manufacturers. We have received from time to time communication from third parties asserting patents that cover certain of our technologies and alleging infringement of intellectual property rights of others, and we may continue receiving such communication in the future. In the event that any third party makes a valid claim against us or against our customers, we could be required to:

●	seek to acquire licenses to the infringed technology which may not be available on commercially reasonable terms, if at all;

●	discontinue using certain process technologies, which could cause us to stop manufacturing certain semiconductors;

●	pay substantial monetary damages; and/or

●	seek to develop non-infringing technologies, which may not be feasible.
Any one of these developments could place substantial financial and administrative burden on us and hinder our business. For example, in connection to the 2016 patent dispute between Broadcom and Tessera, we recognized settlement amount of US$5.0 million in our consolidated financial statements for the year ended December 31, 2019, which fully settled in February 2020 between SPIL and Broadcom. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings” for more information about the Broadcom Patent Dispute.
Any litigation, whether as plaintiff or defendant and regardless of the outcome, is costly and diverts company resources. Any of the foregoing could harm our competitive position and render us unable to provide some of our services operations.

Our major shareholders may take actions that are not in, or may conflict with, our public shareholders’ best interest.
Members of the Chang family own, directly or indirectly, a significant interest in our outstanding common shares. See “Item 7. Major Shareholders and Related Party Transactions— Major Shareholders.” Accordingly, these shareholders will continue to have the ability to exercise a significant influence over our business, including matters relating to:

●	our operation, management and policies;

●	the timing and distribution of dividends; and

●	the election of our directors.
Members of the Chang family may take actions that you may not agree with or that are not in our or our public shareholders’ best interests.
We are an R.O.C. company and, because the rights of shareholders under R.O.C. law differ from those under U.S. law and the laws of certain other countries, you may have difficulty protecting your shareholder rights.
Our corporate affairs are governed by our Articles of Incorporation and by the laws governing corporations incorporated in the R.O.C. The rights of shareholders and the responsibilities of management and the members of the board of directors under R.O.C. law are different from those applicable to a corporation incorporated in the U.S. and certain other countries. As a result, public shareholders of R.O.C. companies may have more difficulty in protecting their interests in connection with actions taken by management or members of the board of directors than they would as public shareholders of a corporation in the U.S. or certain other countries.
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
Under IFRS, we are required to evaluate our assets, such as property, plant and equipment, investment properties, intangible assets, including goodwill, and investments in financial instruments, for possible impairment at least annually or whenever there is an indication of impairment. If certain criteria are met, we are required to record an impairment charge.
With respect to assets, we recognized impairment charges of NT$601.2 million, NT$992.3 million and NT$126.8 million (US$4.6 million) in 2019, 2020 and 2021, respectively, primarily as a result of impairment charges related to property, plant and equipment and investments under the equity method.
We are unable to estimate the extent and timing of any impairment charges for future years and we cannot give any assurance that impairment charges will not be required in periods subsequent to December 31, 2021. Any impairment charge could have a material adverse effect on our net income. The determination of an impairment charge at any given time is based significantly on our expected results of operations over a number of years in the future. As a result, an impairment charge is more likely to occur during a period in which our operating results and outlook are otherwise already depressed.
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
There are many business activities that may give rise to tax issues in our daily operations, ranging from procurement, research and development activities, manufacturing to product storage and distribution, among other activities. Additional tax liabilities such as double taxation, inapplicability of tax incentives, tax adjustment and related interest and penalties may arise if all these tax issues are not dealt with properly. The development and evolution of tax laws and regulations present considerable uncertainties in interpretation and enforcement, which could call for more onerous compliance measures and tax audits in the jurisdictions in which we operate. Failure to comply with any change in tax laws could result in unfavorable tax consequences to us and have an adverse impact on our business, financial condition and results of operations. For instance, we were subject to an estimated tax penalty of US$843 due to delay on the tax installment for the fourth quarter of 2021. We made remediation by applying for deferment and made the tax payment within the deferment period. We are not aware of any further penalties or enforcement actions as of the date of this annual report.

We have business operations in multiple countries and our worldwide operations are taxed under the laws of the jurisdictions in which we operate. However, the integrated nature of our worldwide operations can produce conflicting claims from revenue authorities in different countries as to the profits to be taxed in the individual countries. Recently, tax authorities around the world have heightened their scrutiny of company tax filings and have adopted a more rigid regulatory posture. As part of this shift, the Organization for Economic
Co-operation
and Development has proposed a number of tax law changes under its Base Erosion and Profit Shifting Action Plans to address issues of transparency, coherence and substance. The EU list of non-cooperative
jurisdictions for tax purposes is part of the EU’s external strategy for taxation and aims to contribute to ongoing efforts to promote tax good governance worldwide. If the countries where our operations are based be added into EU list of non-cooperative
jurisdictions for tax purposes could adversely affect our operations.
We face risks related to public health epidemics, including the recent novel coronavirus outbreaks.
Our financial condition and results of operations may be adversely affected if a public health epidemic interferes with our ability, or that of our employees, suppliers, customers and other business partners to perform our and their respective responsibilities and obligations related to the conduct of our business. Since November 2019, a novel strain of coronavirus, or
COVID-19,
has spread across the world. On March 11, 2020, the World Health Organization declared
COVID-19
a global pandemic. To date,
COVID-19
outbreak has caused significant disruption to the financial markets and international supply chains, which can substantially depress global business activities, restrict access to capital and result in a long-term economic downturn that would negatively affect our operating results. Any interruption to our supply chain can cause shortages in materials and labor supplies that are key to our commercial operations and negatively impact our business results.
COVID-19-related
factors, including facility shutdowns mandated by national, regional and local governments, could also prevent our sites from operating at full capacity and adversely affect our financial position. The potential impact brought by and the duration of the
COVID-19
outbreak is difficult to assess or predict and the full impact of the virus on our operations will depend on many factors beyond our control, including the extent of resurgences of the disease and its variants, vaccine distribution and other actions in response to the virus or to contain its impact.
To combat the impact of
COVID-19,
we continually update our preventative policies for our manufacturing facilities and provide constant monitoring of our operations. We go beyond just adopting control measures to comply with local government health and safety regulations. For example, we have implemented enhanced health and safety protocols across our sites, including temperature screening, mandatory and self-quarantine protocols, suspension of non-critical
overseas business travel, remote work arrangements and social distancing guidelines in our employee cafeteria, changing rooms, conference rooms as well as other public common areas to reduce the risk of disease exposure. We built a class 100K clean room facility to manufacture high-quality surgical face masks and provide them free of charge to employees in Taiwan to help prevent transmission. While we have leveraged corporate resources across our business platform and manufacturing sites to mitigate the potential impact that
COVID-19
might have on our operations and there have been intensifying efforts to contain the spread of
COVID-19
by the governments of the countries and territories affected, the extent to which
COVID-19
impacts our results remains highly uncertain and depends on future developments, such as the variants of
COVID-19.
We face uncertainties relating to the
phasing-out
of LIBOR.
On July 27, 2017, the United Kingdom’s Financial Conduct Authority, which regulates London Interbank Offered Rate, or the LIBOR, announced that it intends to phase out LIBOR by the end of 2021. It is unclear if LIBOR will cease to exist at that time or if new methods of calculating LIBOR will be established such that it continues to exist after 2021. On November 30, 2020, ICE Benchmark Administration, or the IBA, the administrator of LIBOR, with the support of the United States Federal Reserve and the United Kingdom’s Financial Conduct Authority, announced plans to consult on ceasing publication of USD LIBOR on December 31, 2021 for only the one week and two month USD LIBOR tenors, and on June 30, 2023 for all other USD LIBOR tenors. While this announcement extends the transition period to June 2023, the United States Federal Reserve concurrently issued a statement advising banks to stop new USD LIBOR issuances by the end of 2021. In light of these recent announcements, the future of LIBOR at this time is uncertain and any changes in the methods by which LIBOR is determined or regulatory activity related to LIBOR’s phase-out
could cause LIBOR to perform differently than in the past or cease to exist. Discontinuation of LIBOR and uncertainty as to the nature of such potential changes, alternative reference rates or other reforms may impact the amounts of interest we pay under our debt arrangements and to the extent that the impact on our operation due to such transition remains uncertain.

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
The political changes in the U.S. have created uncertainty regarding future U.S. trade policies. The U.S. government has made certain comments that suggest the U.S. is not supportive of certain existing international trade agreements, such as the North America Free Trade Agreement. The U.S. government has also issued executive orders to withdraw the U.S. from the Trans-Pacific Partnership. The U.S. government has shown inclinations to withdraw the U.S. from the World Trade Organization, which can lead to greater economic instability. If the U.S. were to withdraw from or materially modify certain international trade agreements to which it is a party, or if tariffs continue to be raised on foreign-sourced goods imported to the U.S., our U.S. customers may seek new suppliers in the U.S. or other countries, and our business, financial condition and results of operations could be adversely affected.
In addition, the U.S. government has also escalated disputes with certain P.R.C. technology companies, some of which are our customers, over issues in cybersecurity. Since mid-2018,
political tension has increased between the U.S. and the P.R.C. and has escalated into a tariff war. On January 15, 2020, the U.S. and the P.R.C. signed the Phase One trade deal, which officially agreed to the rollback of tariffs, expansion of trade purchases, and renewed commitments on intellectual property, technology transfer, and currency practices. The progress of trade talks between China and the United States faces uncertainties, and there can be no assurance as to whether the United States will maintain or reduce tariffs or impose additional tariffs on Chinese products in the near future. Furthermore, there was no Phase Two trade deal implemented to date and most of the tariffs imposed remain in place. Any future re-adoption
or expansion of the U.S. trade restrictions and tariffs, quotas and embargoes, or further escalation of the U.S. and the P.R.C. trade war can adversely impact our business operations.
On the other hand, U.S. trade restrictions against the P.R.C. could further accelerate the P.R.C.’s move on self-sufficiency and efforts in reducing the reliance on foreign suppliers, leading to uncertainty of our business related to the P.R.C. supply chain.
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

Risks Relating to the SPIL Acquisition
There may be risks associated with the impacts of the SPIL Acquisition on our subgroups and our holding company structure.
ASE entered into a Joint Share Exchange Agreement with SPIL in June 2016, pursuant to which ASEH, a holding company in Taiwan, holds 100% of the equity interests in both ASE and SPIL such that ASE and SPIL became wholly owned subsidiaries of ASEH. The common shares of ASE and SPIL were delisted from the TWSE. The ADSs of ASE and SPIL were delisted from NYSE and NASDAQ, respectively, and became eligible for deregistration under the Exchange Act. Subsequently, the common shares of ASEH were listed on the TWSE, and the ADSs of ASEH were listed on the NYSE.
The implementation of such corporate structure restructuring plan led to two subgroups, ASE Group and SPIL Group, of our holding company structure, and each subgroup may experience difficulties in creating strategic and operational synergies with each other and may further result in contingent risks, including increase in tax liabilities or trading discounts relating to a holding company discount that may become apparent in the future. For details about the Joint Share Exchange Agreement, see “Item 10. Additional Information— Material Contract.”
Risks Relating to Taiwan, R.O.C.
Strained relations between the R.O.C. and the P.R.C. and disruptions in Taiwan’s political environment caused by domestic political events could negatively affect our business and the market value of your investment.
Our principal executive offices and our principal facilities are located in Taiwan and approximately 58.7%, 56.3% and 57.0% of our operating revenues in 2019, 2020 and 2021, respectively, were derived from our operations in Taiwan. Accordingly, our business and financial condition may be affected by changes in local governmental policies and political and social instability.
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

As a substantial portion of our business and operations is located in Taiwan, we are vulnerable to natural disasters including earthquakes, typhoons, droughts, as well as power outages and other industrial incidents, which could severely disrupt the normal operation of our business and adversely affect our results of operations.
Taiwan is susceptible to earthquakes and has experienced severe earthquakes which caused significant property damage and loss of life. Earthquakes have damaged production facilities and adversely affected the operations of many companies involved in the semiconductor and other industries. Recently, we have never experienced structural damage to our facilities or damage to our machinery and equipment due to earthquakes, however, in the past, we have experienced interruptions to our production schedule primarily as a result of power outages caused by earthquakes.
The supply of electrical power in Taiwan, which is primarily provided by Taiwan Power Company, is susceptible to power disruptions that could be prolonged and frequent, caused by overload as a result of high demand or other reasons. Such power disruptions could further be exacerbated with the government of Taiwan set the target of achieving a nuclear-free homeland by 2025. On March 3, 2022, for example, Taiwan experienced a massive power blackout, which left millions of homes, offices and factories without power. Although the power blackout did not have a material impact on our operations, future power blackout may disrupt our business operations and adversely affect our results of operations.
Taiwan is also susceptible to typhoons, which may cause damage and business interruptions to companies with facilities located in Taiwan. Taiwan has also experienced severe droughts in the past. Our manufacturing process uses extensive amounts of freshwater. Our primary water recycling methods are ultra-filtration systems, chemical mechanical polishing wastewater recycling, and reverse osmosis water recycling. We also harvest rainwater for scrubbing towers and cooling towers. In addition, we take responsive measures for water supply levels such as to regularly check water storage and recycling equipment, prepare truckloads of water for meeting future water demand and refine manufacturing capacity in responding to water allocation. Although we have not been directly affected by droughts, we are dependent upon water for our packaging and substrates operations and a drought could interrupt such operations. In addition, a drought could interrupt the manufacturing process of the foundries, in turn disrupting some of our customers’ production, which could result in a decline in the demand for our services. While we aim to minimize the impact of water risks and plan ahead to soften the impact, we cannot assure that water storage will not affect our operations.
In addition, we are also subject to the risk of industrial and workplace accidents that could lead to injury or loss of life, damages to our facilities, and adversely impact our business reputation, commercial prospects and operations, as well as our share price and dividends.
Our production facilities as well as many of our suppliers and customers and providers of complementary semiconductor manufacturing services, including wafer foundries, are located in Taiwan. If our customers are impacted by natural disasters including earthquakes, typhoons, droughts or industrial incidents including power outage and labor strikes, these events could cause a decline in the demand for our services. If our suppliers or providers of complementary semiconductor manufacturing services are affected by the aforementioned events, our production schedule could be interrupted, which can adversely impact our financial condition and results of operations.
Although the audit report was issued by an independent registered public accounting firm who is currently subject to the inspection by the PCAOB, if it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors would be deprived of the benefits of such inspection and our ordinary shares may be delisted or prohibited from trading.
The recent joint statement by the SEC and PCAOB and the Holding Foreign Companies Accountable Act (the “HFCAA”) all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the
non-U.S.
auditors who are not inspected by the PCAOB. These developments could add uncertainties to us.
The audit report was issued by Deloitte & Touche and PricewaterhouseCoopers, Taiwan, both of which are independent public accounting firms that are registered with the PCAOB. As auditors of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, our auditors are required under the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.

There have been recent deliberations within the U.S. government regarding limiting or restricting China-based companies from accessing U.S. capital markets. On December 18, 2020, the HFCAA was signed into law. The HFCAA includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a
non-U.S.
authority in the auditor’s local jurisdiction. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks. On December 2, 2021, the SEC adopted final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. The SEC is assessing how to implement the requirements of the HFCAA, including the listing and trading prohibition requirements described above. Under the HFCAA, our securities may be prohibited from trading on the NYSE if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our common shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which, if enacted, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China, because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the P.R.C., because of a position taken by one or more authorities in Hong Kong.
The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.
The recent developments would add uncertainties to us and we cannot assure you whether regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditors’ audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.
Should the PCAOB be unable to fully conduct inspection of our auditor’s work papers in China, it may make it difficult to evaluate the effectiveness of our auditors’ audit procedures or equity control procedures. Investors may consequently lose confidence in our reported financial information and procedures or quality of the financial statements, which would adversely affect us and out securities. In addition, by reason of the regulations described above, our common stock could be delisted or excluded from trading on any U.S. platform.
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
Although ADS holders are entitled to withdraw our common shares underlying the ADSs from the depositary at any time, R.O.C. law requires that our common shares be held in an account in the R.O.C. or sold for the benefit of the holder on the TWSE. In connection with any withdrawal of common shares from our ADS facility, the ADSs evidencing these common shares will be canceled. Unless additional ADSs are issued, the effect of withdrawals will be to reduce the number of outstanding ADSs. If a significant number of withdrawals are affected, the liquidity of our ADSs will be substantially reduced. We cannot assure you that the ADS depositary will be able to arrange for a sale of deposited shares in a timely manner or at a specified price, particularly during periods of illiquidity or volatility.
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
The trading price of our ADSs may be affected by the trading price of our common shares on the TWSE. The R.O.C. securities market is smaller and more volatile than the securities markets in the U.S. and in many European countries. The TWSE has experienced substantial fluctuations in the prices and volumes of sales of listed securities and there are currently limits on the range of daily price movements on the TWSE. During 2021, the TWSE Weighted Index peaked at 18,248.28 on December 29, 2021, and reached a low of 14,902.03 on January 4, 2021, and the trading price of our common shares ranged from NT$81.8 per share to NT$133.5 per share. On March 18, 2022, the TWSE Weighted Index closed at 17,456.52 and the closing value of our common shares was NT$104.5 per share.
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
Holders of common shares and ADSs may experience dilution if we issue stock bonuses, stock options and restricted stocks to employees or sell additional equity or equity-linked securities.
Similar to other R.O.C. technology companies, we issue bonuses from time to time in the form of common shares. Bonuses in the form of our common shares are valued at the closing price of our common shares on the day prior to our meeting of the board of directors. Therefore, the issuance of our common shares pursuant to stock bonuses, stock options and restricted stock awards may have a dilutive effect on the holders of outstanding common shares and ADSs. In addition, the issuance of additional equity or equity-linked securities may result in additional dilution to our shareholders.
As of December 31, 2021, a total of approximately 96,802 thousand options assumed and granted by ASEH were outstanding. See “Item 6. Directors, Senior Management and Employees—Compensation—Share-Based Payment Arrangements.”
In August 2021, the shareholders’ meetings approved to issue gratuitous employee restricted stock awards. As of December 31, 2021, a total of 15,000 thousand restricted stocks were issued. See “Item 6. Directors, Senior Management and Employees—Compensation—Share-Based Payment Arrangements.”
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

(3)	holders of ADSs exercise preemptive rights in the event of capital increases; or

(4)
to the extent permitted under the deposit agreement and the relevant custody agreement and within the amount of depositary receipts which have been withdrawn, investors purchase our common shares, directly or through the depositary, on the TWSE, and deliver our common shares to the custodian for deposit into our ADS facility, or our existing shareholders deliver our common shares to the custodian for deposit into our ADS facility.

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
Under current R.O.C. law, the depositary, without obtaining approvals from the Central Bank of the Republic of China (Taiwan) or any other governmental authority or agency of the R.O.C., may convert NT dollars into other currencies, including U.S. dollars, for:

●	the proceeds of the sale of common shares represented by ADSs or received as stock dividends from our common shares and deposited into the depositary receipt facility; and

●	any cash dividends or distributions received from our common shares.
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
Techniques employed by short sellers may drive down the trading price of the ADSs.
Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third-party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.
Amongst others, public companies listed in the United States that have material operations in the P.R.C. have on occasions been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.
It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact in the ADSs could be greatly reduced or rendered worthless.
Item 4. Information on the Company
HISTORY AND DEVELOPMENT OF THE COMPANY
ASE Technology Holding Co
.,
Ltd. was jointly established on April 30, 2018 as a company limited by shares under the R.O.C. Company Law, by the combination of Advanced Semiconductor Engineering, Inc., which was incorporated on March 23, 1984, and Siliconware Precision Industries Co., Ltd., which was incorporated on May 17, 1984.
ASEH directly controls ASE Group, SPIL Group and USI Group. ASEH’s main manufacturing facilities are located in Taiwan, China, South Korea, Japan, Singapore, Malaysia, Vietnam, Mexico, America, Poland, France, the United Kingdom, Germany, Tunisia and Czech Republic. Our principal executive offices are located at 26, Chin 3rd Road, Kaohsiung, Taiwan, R.O.C. and our telephone number at the above address is (886)
7-361-7131.
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

USI Group and USI Group Restructuring
USI Group engages primarily in EMS in relation to computing, consumer electronics, communications, industrial and automotive, among other services and businesses.
We have been purchasing the shares of Universal Scientific Industrial since 1999. Upon several acquisitions through cash and stock tender offer, Universal Scientific Industrial became our subsidiary in 2010. In 2012, USI Shanghai completed its IPO on the Shanghai Stock Exchange with the symbol “601231.” In 2015, Universal Scientific Industrial completed a spin-off
of USI Inc. Following the completion of a series of share transfers, USI Inc. became the parent company of the USI Group in 2016.
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
On December 12, 2019, USIFR, FAFG and the shareholders of FAFG entered into a share purchase agreement (the “FAFG Share Purchase Agreement”), and USI Shanghai and ASDI, one of the shareholders of FAFG and privately held company owned by FAFG’s founder, entered into a framework agreement for purchasing asset through issuing shares, pursuant to which USIFR and USI Shanghai will ultimately acquire 100.0% of the share capital of FAFG by way of a share purchase (the “FAFG Transaction”). The FAFG Transaction is a two-step
transaction. In the first step, USIFR will directly purchase 89.6% of FAFG’s share capital in exchange for a cash payment. In the second step, USI Shanghai will acquire the remaining 10.4% of FAFG’s share capital from ASDI in exchange for newly issued shares of USI Shanghai. At the conclusion of both steps, USI Shanghai will directly or indirectly own 100% of the share capital of FAFG. On March 26, 2020, the issuance of new shares for the FAFG Transaction was approved unconditionally by the M&A and Restructuring Committee of China Securities Regulatory Commission. On December 1, 2020, the transaction was completed and as a result, USI acquired 100% of FAFG’s total issued shares, 79,848 thousand shares. The consideration transferred amounting to NT$12,443.6 million. For details about the FAFG Share Purchase Agreement, see “Item 10. Additional information—Material Contract” and refer to Note 29 to our consolidated financial statements included in this annual report for more information.
China Site Dispositions
ASEH and Beijing Wise Road Asset Management Co., Ltd. (“Wise Road Capital”) have entered into a Sale and Purchase Agreement by which ASEH to sell shares and equity interests in GAPT Holding Limited (GAPT Holding Limited directly or indirectly holds 100.0% equity interests in Global Advanced Packaging Test (Hong Kong) Limited, ASEWH, ASEN and Advanced Shanghai) and ASEKS to Wise Road Capital or its designated affiliate in exchange for a cash consideration in an aggregate amount of NT$36,939.1 million (US$1,331.6 million). For details about the China site dispositions, see “Item 10. Additional information—Material Contract” and refer to Note 30 to our consolidated financial statements included in this annual report for more information.
Capital Expenditures
Our principal capital expenditures for the years ended December 31, 2019, 2020 and 2021 have been for machinery and equipment procurements and investments in buildings and improvement in connection with the expansion of our capacity expansion, for which we spent NT$63,073.9 million, NT$59,024.2 million and NT$74,417.5 (US$2,682.7 million), respectively. We had commitments for capital expenditures of approximately NT$52,678.6 million (US$1,899.0 million), of which NT$3,761.1 million (US$135.6 million) had been prepaid as of December 31, 2021, mainly in connection with the expansion of our packaging and testing services operations primarily in the R.O.C. and the P.R.C. Any future expansion of our operating activities could result in additional capital expenditures. We anticipate our capital expenditures in 2022 will be financed through our existing cash, expected cash flow from operations and existing credit lines under our loan facilities and will consist of, among other things, additional machinery and equipment procurements for our capacity expansions. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” for more information. There was no significant financial investments or divestitures in 2019, 2020 and 2021.

For more information on our history and development, see “—Organizational Structure.”
BUSINESS OVERVIEW
ASEH is a leading provider of semiconductor manufacturing services in assembly and testing. Our services include semiconductor packaging, production of interconnect materials, front-end
engineering testing, wafer probing and final testing services, as well as integrated solutions for EMS in relation to computing, peripherals, communications, industrial, automotive and server applications.
We believe that, as a result of the following strengths, we are able to compete effectively to meet customers’ requirements across a wide range of applications:

●	our ability to provide a broad range of cost-effective semiconductor packaging and testing services on a large-scale turnkey basis within key centers of semiconductor manufacturing;

●	our expertise in developing and providing cost-effective packaging, interconnect materials and testing technologies and solutions;

●	our ability to provide proactive original design manufacturing services using innovative solution-based designs;

●	our commitment to investing in capacity expansion and research and development, as well as selective acquisitions, that will benefit customers and our business;

●	our geographic presence in key centers of outsourced semiconductor and electronics manufacturing; and

●	our long-term relationships with providers of complementary semiconductor manufacturing services, including our strategic alliance with TSMC.
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

The semiconductor industry is characterized by strong long-term growth, with periodic and sometimes severe cyclical downturns. The Semiconductor Industry Association reported that worldwide sales of semiconductors increased from approximately US$51.0 billion in 1990 to approximately US$555.9 billion in 2021. We believe that overall growth and cyclical fluctuations will continue over the long-term in the semiconductor industry.
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
EMS are sought by companies in a wide range of industries including, among others, information, communications, computing, consumer electronics, automotive electronics, medical treatment, industrial applications, aviation, navigation, national defense and transportation. Although affected by global economic fluctuations, we expect the EMS industry to continue to grow in the long term, and we have enhanced our presence in the industry through USI Group.
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

●
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

●
Focus on Core Competencies.
As the semiconductor industry becomes more competitive, semiconductor companies are expected to further outsource their semiconductor manufacturing requirements in order to focus their resources on core competencies, such as semiconductor design and marketing.

●
Time-to-Market
Pressure.
The increasingly short product life cycle has accelerated
time-to-market
pressure for semiconductor companies, leading them to rely increasingly on outsourced suppliers as a key source for effective manufacturing solutions.

●
Capitalize on the High Growth Rates in Emerging Markets.
Emerging markets, China, in particular, have become both major manufacturing centers for the technology industry and growing markets for technology-based products. Thus, in order to gain direct access to the Chinese market, many semiconductor companies are seeking to establish manufacturing facilities in China by partnering with local subcontractors. As a result, certain stages of the semiconductor manufacturing process that were previously handled in-house
will be increasingly outsourced in order to improve efficiency.

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
Connectivity Business, ON Semiconductor Corporation’s acquisition of Quantenna, NVIDIA’s acquisition of ARM Limited from SoftBank Group Corp., Analog Devices, Inc.’s acquisition of Maxim Integrated Products, Inc., and AMD’s acquisition of Xilinx.
Examples of mergers and acquisitions by and among semiconductor packaging and testing companies, including Jiangsu Changjiang Electronics Technology Co., Ltd.’s acquisition of STATS ChipPAC Ltd., Nantong Fujitsu Microelectronics Co., Ltd.’s acquisition of the packaging and testing factory of Advanced Micro Devices, Inc., Amkor Technology, Inc.’s acquisition of
J-Devices
Corporation, and Tianshui Huatian Technology’s acquisition of Unisem.
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
Overview of Semiconductor Manufacturing Process
The manufacturing of semiconductors is a complex process that requires increasingly sophisticated engineering and manufacturing expertise. The manufacturing process can be generally divided into the following stages:

We are involved in all stages of the semiconductor manufacturing process except circuit design and wafer fabrication.

Process	Description
1. Circuit Design	The design of a semiconductor is developed by laying out circuit components and interconnections.

2. Engineering Test	Throughout and following the design process, prototype semiconductors undergo engineering testing, which involves software development, electrical design validation, and reliability and failure analysis.

3. Wafer Fabrication	Process begins with the generation of a photomask through the definition of the circuit design pattern on a photographic negative, known as a mask, by an electron beam or laser beam writer. These circuit patterns are transferred to the wafers using various advanced processes.

4. Wafer Probe	Each individual die is electrically tested, or probed, for defects. Dies that fail this test are marked to be discarded.

5. Packaging (or Assembly)	Packaging, also called assembly, is the processing of bare semiconductors into finished semiconductors and serves to protect the die and facilitate electrical connections and heat dissipation.

6. Final Test	Final testing is conducted to ensure that the packaged semiconductor meets performance specifications. Final testing involves using sophisticated testing equipment, known as testers, and customized software to electrically test a number of attributes of packaged semiconductors, including functionality, speed, predicted endurance and power consumption. The final testing of semiconductors is categorized by the functions of the semiconductors tested into logic/mixed-signal/RF/3D IC/discrete final testing and memory final testing. Memory final testing typically requires simpler test software but longer testing time per device tested.

7. Module, Board Assembly and Test	Module, board assembly and test refers to the combination of one or more packaged semiconductors with other components in an integrated module or board to enable increased functionality.

8. Material	Material refers to the interconnection of materials which connect the input/output on the semiconductor dies to the printed circuit board, such as substrate, leadframe and flip chip.

Strategy
Our objective is to provide integrated solutions that set industry standards, including packaging, testing services, interconnect materials design and production capabilities, and to lead and facilitate the industry trend toward outsourcing semiconductor manufacturing requirements. The principal elements of our strategy are to:
Grow Our Packaging Services and Expand Our Range of Offerings
We believe that an important factor to attracting leading semiconductor companies as our customers has been our ability to fulfill demand for a broad range of packaging solutions on a large scale. We intend to continue to develop process and product technologies to meet the packaging requirements of clients. Our expertise in packaging technology has enabled us to develop sophisticated solutions such as flip chip packaging, bump chip carrier packaging, stacked die packaging and fine-pitch wire bonding. We are continuously investing in research and development in response to and in anticipation of migrations in technology and intend to continue to acquire access to new technologies through strategic alliances and licensing arrangements.
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
Strategically Expand and Streamline Production Capacity
To capitalize on the growing demand, we intend to strategically expand our production capacity, both through internal growth and selective acquisitions and joint ventures, with a focus on providing cost-competitive and innovative packaging and testing services.
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
2019
●   We entered into a project investment agreement with China Merchants Group of Huizhou Daya Bay Economic and Technological Development Zone of Guangdong Province to set up a subsidiary to address the growing needs of our capacity expansion and the development of our business in South China.

●   We obtained control over Advanced Microelectronic Products Inc. to diversify our business in manufacturing of integrated circuit.

2020
●   We set up a Vietnam-based subsidiary, UNIVERSAL SCIENTIFIC INDUSTRIAL (VIETNAM) CO., LTD., to fulfill international customer orders and strengthen supply chain management.

●   We acquired 100% of FAFG to further enhance our manufacturing capabilities, expand our EMS customer base and capture a wider range of opportunities throughout the product development lifecycle.

2021	● We obtained 20.82% shareholdings in Chipletz, Inc., which was founded by well-experienced experts in chiplet technology.
Continue to Leverage Our Presence in Key Centers of Semiconductor and Electronics Manufacturing
We intend to continue leveraging our presence in key centers of semiconductor and electronics manufacturing to further grow our business. We have significant packaging, testing and EMS operations in Taiwan, currently one of the leading centers for outsourced semiconductor and electronics manufacturing in the world. This presence enables our engineers to work closely with our customers as well as wafer foundries and other providers of complementary semiconductors and EMS early in the design process, enhances our responsiveness to the requirements of our customers and shortens production cycles. In addition, as a turnkey service provider, we are able to offer our products to our customers and complementary service providers within relatively close geographic proximity. Besides our current operations in Taiwan, we intend to expand our operations in our other subsidiaries.
We have primary operations in the following locations in addition to our locations in Taiwan:

●	P.R.C. — a fast-growing market for semiconductor and electronics manufacturing in the world;

●	Korea — an important center for the manufacturing of memory and communications devices;

●	Malaysia, Singapore and Vietnam— a center for outsourced semiconductor and electronics manufacturing in Southeast Asia;

●	Silicon Valley in California — the preeminent center for semiconductor design, with a concentration of fabless customers;

●	Japan — an emerging market for packaging and testing outsourcing services as Japanese integrated device manufacturers increasingly outsource their semiconductor manufacturing requirements;

●	Mexico — a development and manufacturing center for electronic products across different industries with an auxiliary service depot to provide technical services;

●	Africa — a strategic location for electronic components manufacturing and assembly; and

●	Europe — an original equipment manufacturing solutions for the electronics industry.
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
Principal Products and Services
We offer a broad range of semiconductor packaging and testing services. In addition, we have provided EMS through USI Group. Our package types generally employ either leadframes or substrates as interconnect materials. The semiconductors we package are used in a wide range of end-use
applications, including communications, computing, consumer electronics, industrial, automotive and other applications. Our testing services include front-end
engineering testing, which is performed during and following the initial circuit design stage of the semiconductor manufacturing process, wafer probe, final testing and other related semiconductor testing services. We focus on packaging and testing semiconductors. We offer our customers turnkey services, which consist of packaging, testing and direct shipment of semiconductors to end users designated by our customers. Our EMS are used in a wide range of end-use
applications, including, but not limited to, computing, peripherals, communications, industrial applications, automotive electronics, and server applications. In 2021, our revenues generated from packaging, testing and EMS accounted for 47.8%, 8.8% and 42.0% of our operating revenues, respectively.
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
Wirebonding.
We provide wirebonding, including leadframe-based packages and substrate-based packages. Leadframe-based packages are packaged by connecting the die, using wire bonders, to the leadframe with gold wire or copper wire. As packaging technology improves, the number of leads per package increases. In addition, improvements in leadframe-based packages have reduced the footprint of the package on the circuit board and improved the electrical performance of the package. To have higher interconnected density and better electrical performance, semiconductor packages have evolved from leadframe-based packages to substrate-based packages. The key differences of these package types are the size of the package; the density of electrical connections the package can support; flexibility at lower costs; the thermal and electrical characteristics of the package; and environmentally conscious designs. Substrate-based packages generally employ the BGA design. Whereas traditional leadframe technology places the electrical connection around the perimeter of the package, the BGA package type places the electrical connection at the bottom of the package surface in the form of small bumps or balls. These small bumps or balls are typically distributed evenly across the bottom surface of the package, allowing greater distance between individual leads and higher pin-counts.
Our expertise in BGA packages also includes capabilities in
stacked-die
BGA, which assembles multiple dies into a single package.

3D packaging has recently gained a lot of publicity because of the advent of TSV (Through Silicon Via) based chip stacking. Chip stacking has been implemented for many years, albeit without TSVs. Wire bond die is routinely stacked on leadframes as well as BGA substrates. A more recent implementation is the stacking of packages as package on package (PoP) and the more specialized package in package (PiP). We have advanced PoP by the invention of aMAPPoP which provides the package interconnects by exposing a molded in solder ball with a laser via. Aside from being cost-effective due to block molding, this PoP also has much lower warpage, greatly improving the stacking yield.
The following table sets forth our principal wirebonding packages.

Package Types	Number of Leads	Description	End-Use Applications

Advanced Quad Flat No-Lead Package (aQFN)	104-276	aQFN allows for leadless,
multi-row
		and fine-pitch leadframe packaging and is characterized by enhanced thermal and electrical performance. aQFN is a cost-effective packaging solution due to its cost-effective materials and simpler packaging process.	Telecommunications products, wireless local access networks, personal digital assistants, digital cameras, low to medium lead count packaging information appliances.

Quad Flat Package (QFP)/Low 44-256 profile and Thin Quad Flat Package (LQFP/TQFP)	44-256	Designed for advanced processors and controllers, application-specific integrated circuits and digital signal processors.	Multimedia applications, cellular phones, personal computers, automotive and industrial products, hard disk drives, communication boards such as ethernet, integrated services digital networks and notebook computers.

Quad Flat No-Lead Package (QFN)/ Dual-Row QFN (DR-QFN)/ Microchip Carrier (MCC)	8-176	QFN/DRQFN, also known as types of MCC, uses half-encapsulation technology to expose the rear side of the die pad and the tiny fingers, which are used to connect the chip and bonding wire with printed circuit boards.
Dual-Row
		is to increase the lead counts for product requirement.	Cellular phones, wireless local access networks, personal digital assistant devices and digital cameras.

Small Outline Plastic Package (SOP)/Thin Small Outline Plastic Package (TSOP)	8-56	Designed for memory devices including static random access memory, or SRAM, dynamic random access memory, or DRAM, fast static RAM, also called FSRAM, and flash memory devices.	Consumer audio/video and entertainment products, cordless telephones, pagers, fax machines, printers, copiers, personal computer peripherals, automotive parts, telecommunications products, recordable optical disks and hard disk drives.

Small Outline Plastic J-Bend Package (SOJ)	20-44	Designed for memory and low pin-count applications.	DRAM memory devices, microcontrollers, digital analog conversions and audio/video applications.

Plastic Leaded Chip Carrier (PLCC)	28-84	Designed for applications that do not require low-profile packages with high density of interconnects.	Personal computers, scanners, electronic games and monitors.

Plastic Dual In-line Package (PDIP)	8-64	Designed for consumer electronic products.	Telephones, televisions, audio/video applications and computer peripherals.

Package Types	Number of Leads	Description	End-Use Applications

Plastic BGA	119-1520	Designed for semiconductors which require the enhanced performance provided by plastic BGA, including personal computer chipsets, graphic controllers and microprocessors, application-specific integrated circuits, digital signal processors and memory devices.	Telecommunications products, global positioning systems, notebook computers, disk drives and video cameras.

Stacked-Die BGA	120-1520	Combination of multiple dies in a single package enables package to have multiple functions within a small surface area.	Telecommunications products, local area networks, graphics processor applications, digital cameras and pagers.

Package-on-Package (POP, aMAP POP)	136-904	This technology places one package on top of another to integrate different functionalities while maintaining a compact size. It offers procurement flexibility, low cost of ownership, better total system cost and faster time to market. Designers typically use the topmost package for memory applications and the bottommost package for ASICs. By using this technology, the memory known good die issue can be mitigated and the development cycle time and cost can be reduced.	Cellular phones, personal digital assistants and system boards.

Land Grid Array (LGA)	10-72	Leadless package, which is essentially a BGA package without the solder balls. Based on laminate substrate, land grid array packages allow flexible routing and are capable of multichip module functions.	High-frequency integrated circuits such as wireless communications products, computers servers, personal computer peripherals and MEMS sensors.
Advanced Packages.
The semiconductor packaging industry has evolved to meet the requirements of high-performance electronics products. We believe that there will continue to be growing demand for packaging solutions with increased input/output density, smaller size and a better heat dissipation characteristic.
We have focused on developing our capabilities in certain packaging solutions, such as aCSP (wafer-level chip scale package), flip chip BGA, Heat-Spreader FCBGA, flip-chip CSP, Hybrid FCCSP (Flip Chip + W/B), Flip Chip PiP (Package in Package), Flip Chip PoP (Package on Package), aS
3TM
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
Chip scale packages typically have an area no greater than 120% of the silicon die. For wafer-level package, the electrical connections are plated or printed directly onto the wafer itself, resulting in a package very close to the size of the silicon die. Wafer-level packages do not include an interposer so they are unlike substrate-based packages, where the die is usually mounted on an interposer which contains electrical connections in the form of small bumps or balls.

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
We provide numerous technologies to meet various customer demands. The following table sets forth our principal advanced packages.

Package Types	Number of Leads	Description	End-Use Applications

Wafer-Level Chip Scale Package (aCSP)	4-792	A wafer-level chip scale package that can be directly attached to the circuit board. Provides shortest electrical path from the die pad to the circuit board, thereby enhancing electrical performance.	Cellular phones, personal digital assistants, watches, MP3 players, digital cameras and camcorders.

Flip Chip Scale Package (FC-CSP, a-fcCSP)	16-1287	A lightweight package with a small, thin profile provides better protection for chips and better solder joint reliability than other comparable package types.	RFICs and memory ICs such as digital cameras, DVDs, devices that utilize wireless technology, cellular phones, GPS devices and personal computer peripherals.

Flip Chip PiP (Package in Package) (FC-CSP PiP)	500-980	System-in-Package for Flip Chip + Memory known good package inside with a better electrical performance package types.	Application processor for smartphone and data modem on portable devices.

Flip Chip PoP (Package on Package) (FC-CSP PoP)	500-1300	SoC (System-on-Chip) die for Assembly to Bottom package and then applied for memory package on top inside with a better electrical performance package types.	High-tier application processor for smartphones and data modem on portable devices.

Flip Chip BGA/ HF FCBGA(High Performance / Heat Spreader / FCBGA)	16-5475	Using advanced interconnect technology, the flip chip BGA packages allow higher density of input/output connection over the entire surface of the dies. HF FCBGA is designed for the semiconductor high-performance requirement of high density of interconnects.	High-performance networking, graphics, server and data center processor applications.

Hybrid (Flip Chip and Wire Bonding)	49-608	A package technology that stacks a die on top of a probed good die to integrate ASIC and memory (flash, SRAM and DDR) into one package and interconnects them with wire bonding and molding. This technology suffers from known good die issues (i.e., one bad die will ruin the entire module). Rework is also not an option in hybrid packages.	Digital cameras, smartphones, bluetooth applications and personal digital assistants.

Package Types	Number of Leads	Description	End-Use Applications

aS 3	up to 300	Ultra-thin profile package which is an excellent on middle pin-count alternative solution; standard BT material and manufacturing equipment; and lower cost via on pad.	High I/O and short wire length package solution in high-performance requirement.

Integrated Passive Device (IPD)	~ 20	IPD can provide a high-performance/high
Q-factor
		inductor and single/double layers for lower cost and turnkey solutions and integrate passives into one IPD chip. IPD requires less involvement in the Surface Mount Technology (“SMT”) process, and is considered to be more compatible with current assembly process and suitable for all package solutions.	Cellular phones, Wi-Fi module, TV and personal digital assistants.

HBPoP (High-Bandwidth Package On Package)	~ 1240	High-Bandwidth POP can provide a data rate and good signal integrity for Cellular AP, an integration solution for ASIC and memory, decoupling functions for multiple memory mount applications.	Cellular phones and application processors.

FOWLP (Fan-Out Wafer-Level Package)	~ 1,500+	FOWLP provides an extended solution/package type to integrate most different functional chips or packages and to have good reduction in resistance and inductance over FCCSP, better thermal performance and smaller form factors of packages, and can be applied for different stack or SiP solutions.	Cellular phones, logic devices, power management, RF, Codec, IoT, wearables and networking.
Heterogeneous Integration.
Heterogeneous Integration refers to the integration of separately manufactured components into a higher-level assembly that, in the aggregate, provides enhanced functionality and improved operating characteristics:

●	SiP and Modules .
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

●	Fan-Out.
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
Fan-out
Chip on Substrate (FOCoS), a hybrid
fan-out/FCBGA
package. Today,
fan-out
is in high-volume applications for a wide variety of products, including PMICs, RF packages, Baseband processors and high-end
networking systems. Key attributes include:

●	Parallel Manufacturing Process in Wafer Form

●	Smallest Package in X, Y and Z

●	Excellent Mechanical, Electrical and Thermal Performance

●	2.5D & 3D Packaging.
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
Automotive Electronics
.
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
Interconnect Materials
.
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
In 2021, our interconnect materials operations supplied approximately 10.6% of our consolidated substrate requirements by value.
The following table sets forth, for the periods indicated, the percentage of our packaging revenues accounted for by each principal type of packaging products or services.

	Year Ended December 31,
	2019	2020	2021

Bumping, Flip Chip, WLP, and SiP	41.7%	42.3%	41.2%
Wirebonding (1)	48.2%	46.8%	48.5%
Discrete and other	10.1%	10.9%	10.3%

Total	100.0%	100.0%	100.0%

(1)	Includes leadframe-based packages such as QFP/TQFP, QFN/MCC and PLCC/PDIP and substrate-based packages, such as various BGA package types and LGA.
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
Engineering Testing
.
We provide
front-end
engineering testing services, including customized software development, electrical design validation, and reliability and failure analysis.

●
Customized Software Development
.
Test engineers develop customized software to test the semiconductors using our equipment. Customized software, developed on specific test platforms, is required to test the conformity of each particular semiconductor type to its unique functionality and specification.

●
Electrical Design Validation
.
A prototype of the designed semiconductor is subjected to electrical tests using advanced test equipment and customized software. These tests assess whether the prototype semiconductor complies with a variety of different operating specifications, including functionality, frequency, voltage, current, timing and temperature range.

●
Reliability Analysis
.
Reliability analysis is designed to assess the long-term reliability of the semiconductor and its suitability of use for intended applications. Reliability testing can include
“burn-in”
services, which electrically stress a device, usually at high temperature and voltage, for a period of time long enough to cause the failure of marginal devices.

●
Failure Analysis
. In the event that the prototype semiconductor does not function to specifications during either the electrical design validation or reliability testing processes, it is typically subjected to failure analysis to determine the cause of the failure to perform as anticipated. As part of this analysis, the prototype semiconductor may be subjected to a variety of analyses, including electron beam probing and electrical testing.

Wafer Probing
.
Wafer probing is the step immediately before the packaging of semiconductors and involves visual inspection and electrical testing of the processed wafer for defects to ensure that it meets our customers’ specifications. Wafer probing services require expertise and testing equipment similar to that used in final testing, and most of our testers can also be used for wafer probing.
Logic/Mixed-signal/RF/(2.5D/3D) Module and SiP/Discrete Final Testing
.
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
Other Test-Related Services
.
We provide a broad range of additional test-related services, such as:

●
Electric Interface Board and Mechanical Test Tool Design
.
Process of designing individualized testing apparatuses such as test load boards, sockets, handler change kits, and probe cards for unique semiconductor devices and packages.

●	Program Conversion . Process of converting a program from one-test platform to different test platforms to reduce testing costs or optimize testing capacity.

●	Program Efficiency Improvement . Process of optimizing the program code or increasing site count of parallel tests to improve testing throughout.

●
Burn-In
Testing
.
Burn-in
testing is the process of electrically stressing a device, usually at high temperature and voltage, for a period of time to simulate the continuous use of the device to determine whether this use would cause the failure of marginal devices.

●
Module and SiP Testing
.
We provide module and SiP testing through integrated bench solution or automatic test equipment to our customers with a complete solution with respect to finger print sensor module, camera module, 3D depth sensing module, wireless connectivity devices, global positioning system devices, personal navigation devices, digital video broadcasting devices, and 5G AiPs.

●	Tape and Reel . Process which involves transferring semiconductors from a tray or tube into a tape-like carrier for shipment to customers.
Drop Shipment Services
.
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

The following table sets forth, for the periods indicated, the percentage of our testing revenues accounted for by each type of testing service.

	Year Ended December 31,
	2019	2020	2021

Front-end engineering testing	1.8%	2.0%	2.0%
Wafer probing	26.2%	31.8%	33.5%
Final testing	72.0%	66.2%	64.5%

Total	100.0%	100.0%	100.0%

EMS
We provide integrated solutions for EMS in relation to computing, peripherals, communications, industrial, automotive and server applications through USI Group. The key products and services we offer to our customers, for instance, include:

●	Computing: motherboards for server and desktop PC; peripheral; port replicator; network attached system; network video recorder; solid state drive;

●	Communications: Wi-Fi; SiP;

●	Consumer products: control boards for flat panel devices; SiP;

●	Automotive electronics: automotive EMS; car LED lighting; regulator/rectifier;

●	Industrial products: point-of-sale systems; smart handheld devices; and

●	Others: field replacement unit; return material authorization.
Seasonality
See “Item 5. Operating and Financial Review and Prospects—Operating Results—Quarterly Operating Revenues, Gross Profit and Gross Margin.”
Sales and Marketing
Sales and Marketing Presence
We maintain sales and marketing offices in Taiwan, the U.S., Belgium, Singapore, the P.R.C., Korea, Malaysia, Japan and a number of other countries. We also have sales representatives operating in certain other countries in which we do not have offices. Our sales and marketing offices in Taiwan are located in Hsinchu, Taichung and Kaohsiung. We conduct marketing research through our customer service personnel and through our relationships with our customers and suppliers to keep abreast of market trends and developments. We also provide advice in the area of production process technology to our major customers planning the introduction of new products. In placing orders with us, our customers specify which of our facilities these orders will go to. Our customers conduct separate qualification and correlation processes for each of our facilities that they use. See “—Qualification and Correlation by Customers.”
Customers
Our five largest customers together accounted for approximately 51.1%, 54.5% and 49.6% of our operating revenues in 2019, 2020 and 2021, respectively. Two of our customers individually accounted for more than 10.0% of our operating revenues in 2019, and one customer accounted for more than 10.0% of our operating revenues in 2020 and 2021.
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

	Year Ended December 31,
	2019	2020	2021

Communications	52.5%	53.3%	50.1%
Computing	14.6%	14.1%	14.9%
Consumer electronics/industrial/automotive/other	32.9%	32.6%	35.0%

Total	100.0%	100.0%	100.0%

Our EMS provides a wide range of products with
end-use
applications. The following table sets forth a breakdown of the percentage of our operating revenues generated from our EMS for the periods indicated by the principal end-use
applications.

	Year Ended December 31,
	2019	2020	2021

Communications	37.4%	42.5%	38.4%
Computing	11.3%	8.0%	8.8%
Consumer electronics	34.6%	36.2%	33.6%
Industrial	11.3%	9.1%	13.0%
Automotive	4.8%	3.6%	4.7%
Other	0.6%	0.6%	1.5%

Total	100.0%	100.0%	100.0%

We categorize our operating revenues geographically based on the country in which the customer is headquartered. The following table sets forth, for the periods indicated, the percentage breakdown by geographic regions of our operating revenues.

	Year Ended December 31,
	2019	2020	2021

United States	59.4%	62.3%	62.0%
Taiwan	12.4%	13.6%	16.6%
Asia	18.4%	15.6%	11.0%
Europe	9.4%	8.3%	10.2%
Other	0.4%	0.2%	0.2%

Total	100.0%	100.0%	100.0%

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
We produce substrates for use in our packaging operations. In 2021, our interconnect materials operations supplied approximately 10.6% of our consolidated substrate requirements by value. See “—Principal Products and Services—Interconnect Materials.”
In response to RoHS, we have adjusted our purchases of raw materials and our production processes in order to use raw materials that comply with this legislation for part of our production. This legislation restricts the use in the EU of certain substances that the EU deems harmful to consumers including certain grades of molding compounds, solder and other raw materials that are used in our products. Manufacturers of electrical and electronic equipment must comply with this legislation in order to sell their products in an EU member state. Any failure by us to comply with regulatory environmental standards such as RoHS and REACH may have a material adverse effect on our results of operations.
Testing
For the functional and
burn-in
testing of semiconductors, no other raw materials are needed. However, we often design and outsource the manufacturing of test interface products such as load boards, probe cards and burn-in
boards.
EMS
Our manufacturing processes use many raw materials in our EMS. For 2021, raw materials costs accounted for 80.3% of our operating revenues from EMS. Our principal raw materials include, among others, printed circuit boards, integrated chips, ink, semiconductor devices, computer peripherals and related accessories and electronic components. Our principal raw materials varied in the past, depending on the end-use
products we provided.

To ensure quality,
on-time
delivery and pricing competitiveness, we have established both a standardized supplier assessment system and an evaluation mechanism, continued to maintain close working relationships with our suppliers, and jointly created a stable and sustainable supply chain. In addition, we adjusted the procurement strategy in line with industry trends as well as the nature of raw materials, and we decentralized the sources of raw materials to lower our supply concentration risk. However, we cannot assure you that we will not experience any shortages or price increases in the near future. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Our revenues and profitability may decline if we are unable to obtain adequate supplies of raw materials in a timely manner and at a reasonable price.”
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
Wire bonders connect the input/output terminals on the silicon die using extremely fine gold or copper wire to leads on leadframes or substrates. Typically, a wire bonder may be used, with minor modifications, for the packaging of different products. As of January 31, 2022, we operated an aggregate of 25,782 wire bonders, of which 25,242 were fine-pitch wire bonders. As of the same date, 34 of the wire bonders operated by us were consigned by customers. For the packaging of certain types of substrate-based packages, die bonders are used in place of wire bonders. The number of bonders at a given facility is commonly used as a measure of the packaging capacity of the facility. In addition to bonders, we maintain a variety of other types of packaging equipment, such as wafer grind, wafer mount, wafer saw, heat sink placement, automated molding machines, laser markers, solder plate, pad printers, dejunkers, trimmers, formers, substrate saws and scanners. We purchase our packaging equipment from major international manufactures, including Hanmi Semiconductor Co., Ltd., Kulicke & Soffa Pte. Ltd., DISCO Corporation, TOWA Corporation, and Marketech International Corp.
Testing
Testing equipment is the most capital-intensive component of the testing process. We generally seek to purchase testers from different suppliers with similar functionality and acquire the ability to test a variety of different semiconductors. We purchase testers from major international manufacturers, including Teradyne, Inc., Advantest Corporation,
K-shine
Technology Corp., Tokyo Electron Limited, and Hon Precision, Inc. Upon acquisition of new testers, we install, configure, calibrate, perform burn-in
diagnostic tests on and establish parameters for the testers based on the anticipated requirements of existing and potential customers and considerations relating to market trends. As of January 31, 2022, we operated an aggregate of 4,918 testers, of which 1,944 were consigned by customers and 7 were leased. In addition to testers, we maintain a variety of other types of testing equipment, such as automated handlers and probers (special handlers for wafer probing), scanners, reformers and computer workstations for use in software development. Each tester may be attached to a handler or prober. Handlers attach to testers and transport individual packaged semiconductors to the tester interface. Probers similarly attach to the tester and align each individual die on a wafer with the interface to the tester.
For the majority of our testing equipment, we often base our purchases on prior discussions with our customers about their forecast requirements. The balance consists of testing equipment on consignment from customers, which is dedicated exclusively to the testing of these customers’ specific products.
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

EMS
The SMT assembly line is the key facility of our electronic manufacturing operations and generally includes a printer and one or two high-speed mounters and/or a multifunction mounter. The SMT assembly process primarily consists of the following three manufacturing steps: (i) solder paste stencil printing, (ii) component placement and (iii) solder reflow. High-speed SMT assembly systems offer both economic and technical advantages that may reduce both production cost and time while meeting quality requirements. Thus, SMT has become the most popular assembly method for sophisticated electronic devices. We had 227 SMT lines as of January 31, 2022.
Intellectual Property
As of January 31, 2022, we held 2,278 Taiwan patents, 1,765 U.S. patents, 1,679 P.R.C., patents, 13 Europe patents and 27 patents in other countries related to various semiconductor packaging technologies and invention, utility and design on our EMS. In addition, as of January 31, 2022, we also had a total of 1,792 pending patent applications, of which 158 in Taiwan, 541 in the U.S., 1,073 in P.R.C., 11 in Europe and 9 in other countries. Moreover, we filed several trademarks applications in Taiwan, the U.S., China and the EU. For example, “ASE,” “aCSP,” “
a-EASI,”
“a-fcCSP,”
“aQFN,”
“a-QFN,”
“a-S
3
, “
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
In addition, we improve our technological platform by licensing innovative package technologies. For example, through wafer bumping and redistribution technology, we are able to form and redistribute bumps on the chip to make a silicon die by directly attaching the substrate using bumps rather than wire bonding, and through wafer level CSP technology, we are able to produce a chip scale package at the stage of wafer level.
Our success depends in part on our ability to obtain, maintain and protect our patents, licenses and other intellectual property rights, including rights under our license agreements with third parties.
Quality Control
We believe that our process technology and reputation for high quality and reliable services have been important factors in attracting and retaining leading international semiconductor companies as customers for our services and/or products. We maintain a quality control staff at each of our facilities. Our quality control staff typically includes engineers, technicians and other employees who monitor the processes in order to ensure high quality. Our quality assurance systems impose strict process controls, statistical in-line
monitors, supplier control, data review and management, quality controls and corrective action systems. Our quality control employees operate quality control stations along production lines, monitor clean room environments, and follow up on quality through outgoing product inspection and interaction with customer service staff. We have established quality control systems that are designed to ensure high-quality products/service to customers, high-testing reliability and high production yields at our facilities. We also have established an environmental management system in order to ensure that we can comply with the environmental standards of our customers and the countries within which they operate. See “—Raw Materials and Suppliers—Packaging.” In addition, our facilities have been qualified by all of our major customers after satisfying stringent quality standards prescribed by these customers.
Our packaging and testing operations are undertaken in clean rooms where air purity, temperature and humidity are controlled. To ensure stability and integrity of our operations, we maintain clean rooms at our facilities that meet U.S. Federal Standard 209E class 1,000, 10,000 and 100,000 standards.

ISE Labs’ testing facilities in Fremont, California are considered suitably equipped by the Defense Logistics Agency to perform the
MIL-STD-883
tests on monolithic microcircuits in accordance with the requirements of military specification
MIL-PRF-38535.
We have also obtained many certifications on our packaging, testing and interconnect materials facilities. Some of these certifications are required by some semiconductor manufacturers as a threshold indicator of a company’s quality control standards or needed by many countries in connection with sales of industrial products. The table below sets forth the main certifications we have for our packaging, testing and interconnect materials.

Location	IATF 16949 (1)	ISO 9001 (2)	ISO 14001 (3)	ISO 17025 (4)	ISO 14064-1 (5)	ISO 14067 (6)	IECQ HSPM QC 080000 (7)	Sony Green Partner (8)	OHSAS 18001/ ISO 45001 (9)	TOSHMS (10)	ISO 50001 (11)	ISO 13485 (12)	ISO 28000 (13)	ISO 26262 (14)	ISO 15408- EAL6 (15)	TL 9000 (16)	ISO 22301 (17)	RBA Edition (18)	ISO/IEC 27001 (19)	GSMA- SAS for UICC Production (20)	ISO 46001 (21)	ISO 21434 (22)
Taiwan	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
China	✓	✓	✓	✓	✓		✓	✓	✓		✓			✓		✓		✓
Korea	✓	✓	✓				✓	✓	✓						✓			✓
Japan	✓	✓	✓		✓		✓	✓
Malaysia	✓	✓	✓		✓		✓	✓						✓
Singapore	✓	✓	✓				✓		✓						✓
U.S.		✓	✓	✓

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

(9)
ISO 45001 is a standard for an occupational health and safety management system that gives guidance for organizations to provide safe and healthy workplaces by preventing work-related injury and ill health and proactively improving its occupational health and safety performance. It replaced OHSAS 18001 over three years following its publication in March 2018.

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

(13)	ISO 28000 is a standard for security management system dealing with security assurance in a supply chain.

(14)	ISO 26262 is a standard for functional safety of electrical and electronic systems in production automobiles.

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

(18)	The Responsible Business Alliance (RBA) is the world’s largest industry coalition dedicated to corporate social responsibility in global supply chains.

(19)	ISO/IEC 27001 is a standard for information security.

(20)
The GSMA Security Accreditation Scheme (SAS) for Universal Integrated Circuit Card (UICC) Production is a scheme through which UICC suppliers subject their production sites to a comprehensive security audit which ensures that UICC suppliers have implemented adequate security measures to protect the interests of mobile network operators.

(21)	ISO 46001 is a standard for water resource management.

(22)	ISO 21434 is a standard for engineering requirements for cybersecurity risk management.

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

Location	IATF 16949	ISO 9001	ISO 14001	ISO 17025	ISO 14064-1	IECQ HSPM QC 080000	IS 45001	TOSHMS	ISO 50001	ISO 13485	ISO 26262	TL 9000	AS/EN 9100: 2016 (1)	IRIS ISO/TS 22163 (2)
Taiwan	✓	✓	✓		✓	✓	✓	✓	✓
China	✓	✓	✓	✓	✓	✓	✓		✓	✓	✓	✓
Mexico	✓	✓	✓		✓	✓	✓			✓			✓
Poland	✓	✓								✓
United Kingdom		✓	✓										✓
U.S.	✓	✓	✓							✓
France	✓	✓	✓							✓			✓
Germany	✓	✓	✓							✓
Czech Republic		✓	✓											✓
Tunisia	✓	✓	✓							✓

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
Our packaging and testing business also faces actual and potential competition from companies at other levels of the supply chain, which have the financial resources and technical capabilities to enter and compete effectively with us. For example, TSMC has launched integrated fan-out
(“InFO”) technology, which it put into mass production in 2016. InFO is expected to further intensify the competition in the packaging and testing industry.
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

Environmental Matters
Our operations of packaging, interconnect materials and EMS generate both hazardous and non-hazardous
wastes. We have installed various types of anti-pollution equipment for the treatment of liquid and gaseous chemical waste. We have adopted comprehensive antipollution measures for the effective management of environmental protection that we believe are consistent with international standards. In addition, we believe we are in compliance in all material respects with present environmental laws and regulations applicable to all our operations and facilities. Our estimated environmental capital expenditures for 2022 will be approximately US$20.5 million, of which 47.8% will be used in climate change adaptation.
In order to demonstrate our commitment to environmental protection, in December 2013, ASE’s board of directors approved contributions to environmental protection efforts in Taiwan in a total amount of not less than NT$3,000.0 million, to be made in the following 30 years. For the year ended December 31, 2019, we made contributions in the amount of NT$100.0 million through ASE Cultural and Educational Foundation to fund various environmental projects. On December 10, 2020, we established the ASE Environmental Protection and Sustainability Foundation for promotion of public interest related to environmental protection. We have made contributions in the amount of NT$100.0 million (US$3.6 million) for each of the years 2020 and 2021 through the ASE Environmental Protection and Sustainability Foundation to continuously implement the activities related to environmental protection projects. On January 26, 2022, we have made contributions in the amount of NT$100.0 million (US$3.6 million), through the ASE Environmental Protection and Sustainability Foundation to continuously implement the activities related to environmental protection projects in 2022.
In 2019, we issued unsecured international corporate bonds in the aggregate amount of US$300.0 million with par value of US$1.0 million. The proceeds from this bonds offering were used to subscribe for a total of 465,360,000 new shares of ASE at NT$20 per share issued through a private placement to support ASE’s investment in green projects.
Our operations involving wafer-level process and requiring wastewater treatment at our Kaohsiung facility have been subject to scrutiny by the Kaohsiung City Environmental Protection Bureau as a result of alleged water pollution violations that occurred in 2013. In addition, five employees of a China subsidiary were accused by China People’s Procuratorate (the “Procuratorate”) for committing the crime of environmental pollution that occurred in 2018 and such case was concluded on April 7, 2021. For additional details of these administrative actions and judicial proceedings related to our environment claims, see “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.”
Defending against any of the pending or future actions will likely be costly and time-consuming and could significantly divert our management team’s efforts and resources. Any future suspension of operations at our facilities may adversely affect our business, financial condition, results of operations and cash flows. See “Item 3. Key Information—Risk Factors— Risks Relating to Our Business—Any environmental claims or failure to comply with any present or future environmental regulations, as well as any fire or other industrial accident, may require us to spend additional funds and may materially and adversely affect our financial condition and results of operations.”
Climate Change Management
To strengthen our focus on
low-carbon
development in response to climate change, we have established the CSC as the highest level of management for sustainability management. The CSC is chaired by our chairman and comprises of senior management executives, including five directors. The CSC is responsible for supervising corporate-wide sustainability affairs, including climate change and water-related issues, and reports directly to the board of directors.
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

We believe that there are opportunities associated with climate change related risks and have implemented the following strategies to evaluate the risks and identify the opportunities:

●
Management procedures.
We have been using an emergency response managemnt system to manage climate change-related risks. Consequently, potential risks induced by climate change are identified and assessed at a global scale. We have established monitoring and control mechanisms to reduce the adverse impacts of climate change on our business operation. The identified risks are managed by a variety of departments or risk functions across all parts of our organization.

●
Identification processes for risks and opportunities.
The identification process for risks and opportunities is carried out both at the company and asset level. Our risk management programs are regularly updated and implemented in our manufacturing sites as well as all group-level functional departments and assets. Risk identification, assessment and response are three important steps in the emergency response managemnt cycle. Risks and events that might have an influence on our business objectives are identified and evaluated to decide on appropriate responses.

●
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

Transition to
low-carbon
economy
Our climate leadership stems from bringing low carbon solutions to the global market and through balancing operational growth and low-carbon
transformation targets that meet stakeholders’ expectations. When developing our business strategies, we strive to reflect industry leading awareness of environmental protection and low-carbon
transition planning. Climate change and energy resource management present a host of challenges and opportunities, and developments in climate policy, technology, and decarbonization as well as natural disasters can drastically impact our operations.
We also explore potential pathways with environmental specialists to achieve carbon reduction targets and establish response systems to adapt to climate change. We are dedicated to providing high efficiency products as well as investing in the research and development of eco-friendly
design. Starting from the product design stage, we actively incorporate environmentally friendly materials into production processes. We have also maintained a multi-site certification for ISO 14001, ISO
14064-1
and ISO 50001, which regularly examines the effectiveness of our environment and energy management systems. Global warming and climate change are contributing to extreme weather patterns and causing more stress to the environment. As a global citizen, we are taking measurable actions to support and promote environmental sustainability. We have signed up with a major customer’s ‘Supplier Clean Energy Program’ to increase our energy efficiency and transition to clean and renewable electricity. We have also established a clear set of goals by working with the Science Based Targets initiative to reduce greenhouse gas emissions. We have committed to net-zero
GHG emissions for all offices by 2030 and all manufacturing facilities by 2050 and have also joined the Taiwan Institute for Sustainable Energy’s
Net-zero
Emission Alliance in pledging commitment to
Net-zero
2030/2050, to build a supply chain that is resilient, transformative and progressive.
We believe proactively engaging in supplier development is key to the sustainable development of our supply chain. We provide trainings, workshops, seminars and face-to-face
consultation to reinforce our suppliers’ capabilities to address sustainability issues and enhance their awareness of best practices for sustainability. In 2015, we joined the RBA, previously known as the Electronic Industry Citizens Coalition, and every year all of our facilities complete the RBA’s Self-Assessment Questionnaire to identify the labor, environmental, and ethical risks in their respective operations. For internal management, we have adopted the guidelines set out by the United Nations Framework Convention on Climate Change and encourage all our sites to submit their own self-initiated goals that are set according to their respective operation scale and capabilities. To improve overall energy management, we established a green energy platform that comprises of multiple departments of our Group as well as teams based in Taiwan in 2021. We selected qualified renewable energy suppliers and signed letters of intent for cooperation with them. Our subsidiaries also entered into the renewable energy purchase agreements with such suppliers. As of December 31, 2021, we have preliminarily satisfied the requirements of the Regulations for the Management of Setting up Renewable Energy Power Generation Equipment of Power Users above a Certain Contract Capacity in Taiwan. We will continue to take into consideration the supply and demand trends in the renewable energy market and increase our purchase of renewable energy correspondingly to achieve our targets on sustainability. We aim to achieve zero carbon emission.

Risk Management
Our board of directors established a risk management committee and approved the “Risk Management Policies and Procedures” as the ultimate guiding risks management principle. Awareness in risk management forms an integral part of our management, and risk management has been duly incorporated into our business strategies and organizational culture. We conduct risk assessments on an annual basis. For major risks, we formulate specific management plans covering goals, organizational structure and responsibilities, and risk management procedures. These plans have been developed to identify, measure, monitor and control various risk exposures effectively. We also conduct a comprehensive evaluation on the probability impacts of various risks faced during the ordinary course of business, and take appropriate measures to continuously make improvements to respond to natural disasters and other disruptive events such as cyberattacks or energy crisis that could adversely affect the operation of our business.
We proactively implement risk management plans and report to the board of directors on a yearly basis. For example, in 2021, risk management committee have reported on major risks including the management of
COVID-19,
water shortage and power restrictions. For a discussion of these risks and other factors, see “Item 3. Key Information —Risk Factors.”
Insurance
We have insurance policies covering property damage and damage to our production facilities, buildings and machinery. In addition, we have liability insurance policies, including but not limited to general liability insurance policies, product liability insurance policies for specified clients and products, and directors’ and officers’ insurance policies.
We are not insured against the loss of key personnel.
ORGANIZATIONAL STRUCTURE
The following chart illustrates our corporate structure, including our principal packaging and testing manufacturing subsidiaries and EMS subsidiaries as of January 31, 2022. The following chart does not include intermediate holding companies, internal trading companies as well as those companies without operations and in the process of construction.

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
ISE Labs
ISE Labs is our wholly owned subsidiary. It is a semiconductor company specializing in front-end
engineering testing that is incorporated in the U.S. and has its principal facilities located in Fremont, California. We acquired 70.0% of the outstanding shares of ISE Labs in 1999 through ASE Test, and increased our holding to 100.0% through purchases made in 2000 and 2002.
ASE Singapore Pte. Ltd.
ASE Singapore Pte. Ltd., our wholly owned subsidiary, is incorporated in Singapore and provides packaging and testing services. We acquired ASE Singapore Pte. Ltd., which was wholly owned by ISE Labs, through our acquisition of ISE Labs in 1999. In January 2011, ASE Singapore II Pte. Ltd. (previously known as EEMS Test Singapore) merged into ASE Singapore Pte. Ltd. after we acquired ASE Singapore II Pte. Ltd. in August 2010.
ASE Electronics
ASE Material was established in 1997 as an R.O.C. company for the production of interconnect materials, such as substrates, used in the packaging of semiconductors. We initially held a majority stake in ASE Material, but acquired the remaining equity by means of a merger of ASE Material with and into us in August 2004. In August 2006, we spun off the operations originally conducted through ASE Material into our wholly owned subsidiary ASE Electronics. ASE Electronics currently supplies our packaging operations with a substantial portion of our substrate requirements. The facilities of ASE Electronics are primarily located in the Nanzih Technology Industrial Park near our packaging and testing facilities in Kaohsiung, Taiwan.
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

Wuxi Tongzhi
In May 2013, we, through our subsidiary ASESH AT, acquired 100.0% of the shares of Wuxi Tongzhi from Toshiba Semiconductor (Wuxi) Co., Ltd. Wuxi Tongzhi is based in Wuxi, China and is engaged in semiconductor packaging and testing.
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
SPIL and ASE entered into a Joint Share Exchange Agreement on June 30, 2016, pursuant to which ASE established ASEH through a statutory exchange, and ASEH acquired all issued and outstanding shares of both ASE and SPIL. For details about the Joint Share Exchange Agreement, see “Item 10. Additional information—Material Contract.”
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
USI Group
USI Group engages primarily in EMS in relation to computing, consumer electronics, communications, industrial and automotive, among other services and businesses.
As of January 31, 2022, we held 100.0% interest in USI Inc. and held 77.9% interest in USI Shanghai through our subsidiaries USI Inc. and ASE Shanghai. In addition, as of January 31, 2022, we held 100.0% interest in FAFG through our subsidiaries USIFR and USI Shanghai. See “Item 4. Information on the Company—Information on the Company—History and Development of the Company— USI Group and USI Group Restructuring” for more information.
PROPERTY, PLANTS AND EQUIPMENT
We operate a number of packaging, testing and electronic manufacturing facilities in Asia, Africa, the U.S. and Europe. Our facilities provide varying types or levels of services with respect to different end-product
focus, customers, technologies and geographic locations. With our diverse facilities we are able to tailor our packaging, testing and electronic manufacturing solutions closely to our customers’ needs. The following table sets forth the location, commencement of operation, primary use, approximate floor space and ownership of our principal facilities in operation as of January 31, 2022.

Facility	Location	Commencement of Operation	Primary Use	Approximate Floor Space (in sq. ft.)	Owned or Leased

ASE Inc.	Kaohsiung, R.O.C.	March 1984	Our primary packaging facility, which offers complete semiconductor manufacturing solutions in conjunction with ASE Test Taiwan and foundries located in Taiwan. Focuses primarily on packaging services such as flip chip, wafer bumping and fine-pitch wire bonding.	7,793,000	Land: leased Buildings: owned and leased

	Chung Li, R.O.C.	Acquired in July 1999	An integrated packaging and testing facility that specializes in semiconductors for communications and consumer applications.	4,367,000	Land and buildings: owned

ASE Test Taiwan	Kaohsiung, R.O.C.	Acquired in April 1990	Our primary testing facilities, which offer complete semiconductor manufacturing solutions in conjunction with ASE Inc.’s facility in Kaohsiung and foundries located in Taiwan. Focuses primarily on advanced logic/mixed-signal/RF/3D IC testing for integrated device manufacturers, fabless design companies and system companies.	1,230,000	Land: leased Buildings: owned and leased

ASE Malaysia	Penang, Malaysia	February 1991	An integrated packaging and testing facility that focuses primarily on the requirements of integrated device manufacturers.	1,102,000	Land: leased Buildings: owned

ASE Korea	Paju, Korea	Acquired in July 1999	An integrated packaging and testing facility that specializes in semiconductors for radio frequency, sensor and automotive applications.	1,294,000	Land and buildings: owned

ISE Labs	California, U.S.	Acquired in May 1999	Front-end engineering and final testing facilities located in Northern California in close proximity to some of the world’s largest fabless design companies.	80,000	Land and buildings: owned

ASE Singapore	Singapore	Acquired in May 1999	An integrated packaging and testing facility that specializes in semiconductors for communication, computers and consumer applications.	282,000	Land: leased Buildings: owned and leased

ASE Shanghai	Shanghai, China	June 2004	Design and production of semiconductor packaging materials.	1,792,000	Land: leased Buildings: owned

Facility	Location	Commencement of Operation	Primary Use	Approximate Floor Space (in sq. ft.)	Owned or Leased

ASE Japan	Takahata, Japan	Acquired in May 2004	An integrated packaging and testing facility that specializes in semiconductors for cellular phone, household appliance and automotive applications.	108,000	Land and buildings: leased

ASE Electronics	Kaohsiung, R.O.C.	August 2006	Facilities for the design and production of interconnect materials such as substrates used in the packaging of semiconductors.	612,000	Land: leased Buildings: owned

Wuxi Tongzhi	Wuxi, China	Acquired in May 2013	An integrated packaging and testing facility that specializes in semiconductors for MP3, vehicle, household appliance and communications applications.	78,000	Land and buildings: leased

ISE Shanghai	Shanghai, China	October 2018	Testing facility for semiconductors.	47,000	Land and buildings: leased

Universal Scientific Industrial	Nantou, R.O.C.	Acquired in February 2010	Manufacture and marketing of electronic components, accessories and related products.	418,000	Land: owned Buildings: owned and leased

USI Mexico	Guadalajara, Mexico	Acquired in February 2010	Manufacturing site, which offers motherboard manufacture and system assembly.	786,000	Land and buildings: owned

USISZ	Shenzhen, China	Acquired in February 2010	Manufacturing site for design, manufacture and marketing of motherboards, electronic components, accessories and related products in China.	683,000	Land: leased Buildings: owned

USI Shanghai	Shanghai, China	Acquired in February 2010	Manufacturing site for design, manufacture and marketing of motherboards, electronic components, accessories and related products in China.	1,782,000	Land: leased Buildings: owned and leased

UGKS	Kunshan, China	August 2011	Manufacturing site for design, manufacture and marketing of motherboards, electronic components, accessories and related products in China.	1,106,000	Land and buildings: leased

UGTW	Nantou, R.O.C.	February 2010	Design, manufacture and marketing of electronic components, accessories and related products, and related research and development services.	1,360,000	Land: owned Buildings: owned and leased

Facility	Location	Commencement of Operation	Primary Use	Approximate Floor Space (in sq. ft.)	Owned or Leased

UGJQ	Shanghai, China	Established in September 2013	Design, manufacture and marketing of motherboards, electronic components, accessories and related products in China.	1,012,000	Land and buildings: leased

USIPL	Wroclaw-Kobierzyce, Poland	Acquired in October 2019	Design, manufacture miniaturization, material sourcing, logistics operations, and provides after sales services of electronic devices and modules.	363,000	Land and buildings: owned

Universal Global Technology (Huizhou) Co., Ltd.	Huizhou, China	October 2021	Research and manufacturing of new electronic applications, communications, computers and other electronics products and also provided auxiliary technical services as well as import and export services.	1,967,000	Land: leased Buildings: owned

UNIVERSAL SCIENTIFIC INDUSTRIAL (VIETNAM) CO., LTD.	Haiphong, Vietnam	July 2021	IC assembly for wearable devices	1,286,000	Land and buildings: owned

ASTEELFLASH (BEDFORD) LIMITED	Bedford, United Kingdom	Acquired in December 2020	Manufacturing site for design and manufacture of electronic components, and specializes in industrial, telecommunication, internet of things, data processing, consumer electronics and aerospace related devices.	51,000	Land and buildings: leased

ASTEELFLASH FRANCE	Soissons, Normandie, Lorraine, Duttlenhei, Langon and Grenoble, France	Acquired in December 2020	Manufacture of electronic components such as complex mechatronic subsets (analog and digital) and design of electronic boards and mechatronic subsets engineering, electronic manufacturing services, expertise in high mix and low volume products.	910,000	Land and buildings: owned

ASTEELFLASH TUNISIE S.A.	La Soukra, Tunisia	Acquired in December 2020	Design and manufacture of electronic components, such as PCBA assembly, coating, varnishing and in-circuit testing capabilities.	236,000	Land and buildings: leased

ASTEELFLASH TECHNOLOGIE	Alencon, France	Acquired in December 2020	Design and manufacture of mechatronic part, specifically targeted to automotive.	173,000	Land and buildings: owned

Facility	Location	Commencement of Operation	Primary Use	Approximate Floor Space (in sq. ft.)	Owned or Leased

Asteelflash Suzhou Co., Ltd.	Suzhou, China	Acquired in December 2020	Manufacturing site specialized in SMT assembly for PCBA and system assembly/box build for module/final product in different segments.	1,452,000	Land and buildings: owned

ASTEELFLASH HERSFELD GmbH	Bad Hersfeld, Germany	Acquired in December 2020	Manufacturing site for PCB assembly, mainly automotive business, mid and high volume, products linked to high security level, box build.	742,000	Land and buildings: owned

ASTEELFLASH EBERBACH GmbH	Eberbach, Germany	Acquired in December 2020	Manufacturing site that offers high/medium mix to low/medium volume electronic manufacturing services and focuses on smart building, smart home, green technologies, industrial and medical devices and equipment.	85,000	Land and buildings: leased

ASTEELFLASH BONN GmbH	Bonn, Germany	Acquired in December 2020	Manufacturing site that offers high/medium mix to low/medium volume electronic manufacturing services. Focused on smart building, smart home, green technologies, internet of things and telecommunication devices and equipment.	91,000	Land and buildings: leased

ASTEELFLASH DESIGN SOLUTIONS HAMBOURG GmbH	Hamburg, Germany	Acquired in December 2020	Manufacture and design for low/mid volumes with mid/high complexity products for industrial, medical, railway and IoT products.	38,000	Buildings: leased

ASTEELFLASH PLZEN S.R.O.	Pilsen, Czech Republic	Acquired in December 2020	Manufacturing site that offers solder paste printers, in-line solder paste inspection, full SMT lines, in-line automated optical inspection, wave soldering, and flying probe testing.	40,000	Land and buildings: leased

ASTEELFLASH USA CORP.	California, U.S.	Acquired in December 2020	Manufacturing site that offers solder paste printers, in-line solder paste inspection, full SMT lines, in-line automated optical inspection, wave soldering, flying probe testing, X- Ray capabilities and potting.	130,000	Land and buildings: leased

ASTEELFLASH MEXICO S.A. de C.V.	Tijuana, Mexico	Acquired in December 2020	Manufacturing site which specializes in automotive, medical, aerospace and commercial customers.	133,000	Land and buildings: leased

Facility	Location	Commencement of Operation	Primary Use	Approximate Floor Space (in sq. ft.)	Owned or Leased

Siliconware Precision Industries Co., Ltd.	Taichung, Changhua and Hsinchu, R.O.C.	Acquired in April 2018	Packaging and Testing facility, which offers semiconductor packaging and testing turnkey services.	8,713,000	Land: owned and leased Buildings: owned

SZ	Suzhou, China	Acquired in April 2018	An integrated packaging and testing facility. This facility focuses primarily on packaging services.	1,447,000	Land: leased Buildings: owned
We have leased land in the Kaohsiung Nanzih Technology Industrial Park from the Export Processing Zone Administration (the “EPZA”) with different lease terms for several years that will expire in August 2061. We have leased land from the Central Taiwan Science Park Administration in Taichung with 19-year to
20-year
terms that will expire in December 2040. We have leased land from Hsinchu Science Park Administrations in Hsinchu with
14-year
to
40-year
terms that will expire in December 2034. No sublease or lending of the land is allowed. The EPZA, the Central Taiwan Science Park Administration, and the Hsinchu Science Park Administrations have the right to adjust the rental price in the event the government revalues the land. The leases are typically renewable with one-month
to three-month notice prior to the termination date.
Kaohsiung facility is our operation headquarters and houses our industry-leading R&D center, which is dedicated to providing world-class assembly, wafer bumping and test services and also offers full turnkey services, including substrate design and manufacturing capabilities. In a world first, our 5G smart factory, which is acollaboration among us, Chunghwa Telecom and Qualcomm Technologies, Inc., has commenced operation at Kaohsiung facility since December 2020. The smart factory features the extensive scope and sophistication of 5G technology application that accelerates the transformation of smart manufacturing and automation.
For administrative actions and judicial proceedings related to Kaohsiung Facility, see “Item 8. Financial Information—Consolidated Statements and Other Financial Information— Legal Proceedings.”
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
The following discussion of our business, financial condition and results of operations should be read in conjunction with our consolidated financial statements, which are included elsewhere in this annual report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of any number of factors, such as those set forth under “Item 3. Key Information—Risk Factors” and elsewhere in this annual report. See “Special Note Regarding Forward-Looking Statements. “ Please refer to our Form
20-F
dated April 6, 2021 (File No. 001-16125), as amended, for our discussion of financial information and operating results for 2020.
Overview
We offer a broad range of semiconductor packaging and testing services, and we also offer EMS through USI Group. In addition to offering each service separately, we also offer turnkey services, which include integrated packaging, testing and direct shipment of semiconductors to end users designated by our customers and solution-based proactive original design manufacturing, for our customers. In addition, we have been generating revenues from our real estate business and from the manufacturing of integrated circuits since 2019. Our operating revenues increased from NT$476,978.7 million in 2020 to NT$569,997.1 million (US$20,547.8 million) in 2021.

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
In 2020 and 2021, our depreciation, amortization and rental expenses included in operating costs as a percentage of operating revenues was 9.8% and 8.7%, respectively. The decrease in depreciation, amortization and rental expenses as a percentage of operating revenues in 2021 compared to 2020 was primarily a result of an increase in our operating revenues. We begin depreciating our equipment when the machinery is placed into service. There may sometimes be a time lag between when our equipment is available for use and when it achieves high levels of utilization. In periods of depressed industry conditions, such as the fourth quarter of 2008, we experienced lower than expected demand from customers, resulting in an increase in depreciation relative to operating revenues. In particular, the capacity utilization rates for our testing equipment are more severely affected during an industry downturn as a result of a decrease in outsourcing demand from integrated device manufacturers, which typically maintain larger in-house
testing capacity than
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
Raw Material Costs
Substantially all of our raw material costs are accounted for by packaging, the production of interconnect materials and EMS. In particular, our EMS requires more significant quantities of raw materials than our packaging and production of interconnect materials. In 2021, raw material costs accounted for 80.3% of our operating revenues from EMS, and our revenues generated from EMS contributed to 42.0% of our operating revenues. In 2020 and 2021, raw material cost as a percentage of our operating revenues was 50.4% and 49.3%, respectively.
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
Recent Accounting Pronouncements
Please refer to Note 3 to our consolidated financial statements included in this annual report.
Critical Accounting Estimates
Preparation of our consolidated financial statements requires us to make estimates and judgments in applying our critical accounting policies that have a significant impact on the results we report in our consolidated financial statements. Our critical accounting judgments and key sources of estimation uncertainty are set forth in detail in Note 5 to our consolidated financial statements included in this annual report.
Business
Combinations
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
In relation to the SPIL Acquisition, we identified the difference between investment cost and our share of net fair value of SPIL’s identifiable assets and liabilities, or PPA effects of SPIL Acquisition, which caused the increase in the total of NT$5,918.2 million, NT$4,820.7 million and NT$4,605.6 million (US$166.0 million), of which an increase of NT$4,797.3 million, NT$3,708.0 million and NT$3,522.2 million (US$127.0 million) to depreciation and amortization in operating costs NT$1,012.7 million, NT$1,012.7 million and NT$1,004.2 million (US$36.2 million) to amortization in operating expenses and NT$108.2 million, NT$100.0 million and NT$79.2 million (US$2.8 million) to other operating income and expenses, net in 2019, 2020 and 2021, respectively.
We acquired 100.0% shareholdings of FAFG Group in 2020 and has completed the identification of the differences between the cost of the investment and our share of FAFG Group’s net fair value of identifiable assets and liabilities in 2021, therefore we has retrospectively adjusted the comparative financial statement as of and for the year ended December 31, 2020. See Note 29 to our consolidated financial statements included in this annual report.
Results of Operations
The following table sets forth, for the periods indicated, financial data from our consolidated statements of comprehensive income.

	Year Ended December 31,
	2019		2020		2021
	NT$	Percentage	NT$	Percentage	NT$	US$	Percentage

	(in millions, except percentages)
Operating revenues	413,182.2	100.0%	476,978.7	100.0%	569,997.1	20,547.8	100.0%
Operating costs	(348,871.4)	(84.4)%	(398,994.4)	(83.7)%	(459,628.3)	(16,569.1)	(80.6)%

Gross profit	64,310.8	15.6%	77,984.3	16.3%	110,368.8	3,978.7	19.4%
Operating expenses	(40,784.4)	(9.9)%	(43,108.2)	(9.0)%	(48,244.4)	(1,739.2)	(8.5)%
Other operating income and expenses, net	(268.6)	(0.1)%	502.5	0.1%	1,189.8	42.9	0.2%

Profit from operations	23,257.8	5.6%	35,378.6	7.4%	63,314.2	2,282.4	11.1%
Non-operating income, net	22.0	0.0%	390.2	0.1%	16,879.6	608.5	3.0%

Profit before income tax	23,279.8	5.6%	35,768.8	7.5%	80,193.8	2,890.9	14.1%
Income tax expense	(5,011.2)	(1.2)%	(7,116.9)	(1.5)%	(17,943.8)	(646.8)	(3.1)%

Profit for the year	18,268.6	4.4%	28,651.9	6.0%	62,250.0	2,244.1	11.0%

Attributable to
Owners of the Company	17,060.6	4.1%	26,970.6	5.7%	60,150.2	2,168.4	10.6%
Non-controlling interests	1,208.0	0.3%	1,681.3	0.3%	2,099.8	75.7	0.4%

	18,268.6	4.4%	28,651.9	6.0%	62,250.0	2,244.1	11.0%

Other comprehensive income (loss) for the year, net of income tax	(4,370.6)	(1.0)%	495.3	0.1%	406.0	14.6	0.0%

Total comprehensive income for the year	13,898.0	3.4%	29,147.2	6.1%	62,656.0	2,258.7	11.0%

Attributable to
Owners of the Company	13,122.2	3.2%	27,440.7	5.7%	60,630.2	2,185.7	10.6%
Non-controlling interests	775.8	0.2%	1,706.5	0.4%	2,025.8	73.0	0.4%

	13,898.0	3.4%	29,147.2	6.1%	62,656.0	2,258.7	11.0%

The following table sets forth, for the periods indicated, earnings per common share and ADS.

	Year Ended December 31,
	2019	2020	2021
Earnings per common share (NT$) (1) :
Basic	4.01	6.32	13.97	0.50
Diluted	3.91	6.17	13.54	0.49
Earnings per equivalent ADS (NT$) (1) :
Basic	8.02	12.65	27.94	1.01
Diluted	7.82	12.33	27.07	0.98
Number of common shares (in million shares) (2) :
Basic	4,252.0	4,265.7	4,305.3	4,305.3
Diluted	4,262.8	4,288.6	4,365.7	4,365.7
Number of equivalent ADSs (3)
Basic	2,126.0	2,132.9	2,152.7	2,152.7
Diluted	2,131.4	2,144.3	2,182.8	2,182.8

(1)
The denominators for diluted earnings per common share and diluted earnings per equivalent ADS are calculated to account for the potential diluted factors, such as employees’ compensation, the exercise of options and the issuance of employee restricted stock awards.

(2)
Represents the weighted average number of shares after retroactive adjustments to give effect to stock dividends. Common shares held by consolidated subsidiaries are classified as “treasury stock,” and are deducted from the number of common shares outstanding.

(3)	For the computation of earnings per ADS, the denominators were the half of the aforementioned weighted average outstanding shares (1 ADS represents 2 ordinary shares).
The following table sets forth, for the periods indicated, segment results. Gross margin is calculated by dividing gross profit by their respective operating revenues.

	Year Ended December 31,
	2019		2020		2021
	NT$	Percentage	NT$	Percentage	NT$	US$	Percentage

	(in millions, except percentages)
Operating revenues:
Packaging	198,916.8	48.2%	218,666.1	45.9%	272,543.9	9,824.9	47.8%
Testing	42,658.7	10.3%	47,271.1	9.9%	49,978.7	1,801.7	8.8%
EMS	165,789.5	40.1%	204,690.6	42.9%	239,488.3	8,633.3	42.0%
Gross profit:
Packaging	34,539.0	17.4%	43,251.7	19.8%	69,985.5	2,522.9	25.7%
Testing	14,536.9	34.1%	15,257.3	32.3%	17,404.5	627.4	34.8%
EMS	14,491.4	8.7%	18,825.9	9.2%	21,384.7	770.9	9.0%
The following table sets forth, for the periods indicated, a breakdown of our total operating costs and operating expenses, expressed as a percentage of operating revenues.

	Year Ended December 31,
	2019	2020	2021
Operating costs
Raw materials	49.3%	50.4%	49.3%
Labor	12.4%	11.6%	11.5%
Depreciation, amortization and rental expense	11.2%	9.8%	8.7%
Others	11.5%	11.9%	11.1%
Total operating costs	84.4%	83.7%	80.6%
Operating expenses
Selling	1.4%	1.2%	1.2%
General and administrative	4.0%	3.8%	3.6%
Research and development	4.5%	4.0%	3.7%
Total operating expenses	9.9%	9.0%	8.5%
Year Ended December 31, 2021 Compared to Year Ended December 31, 2020
Operating Revenues
.
Operating revenues increased by 19.5% to NT$569,997.1 million (US$20,547.8 million) in 2021 from NT$476,978.7 million in 2020, primarily due to increase in revenue from our packaging and EMS business. Packaging revenues increased 24.6% to NT$272,543.9 million (US$9,824.9 million) in 2021 from NT$218,666.1 million in 2020, primarily due to due to an increase in demand of advanced packaging such as Bumping, Flip Chip, WLP, and SiP services and wirebonding products. Testing revenues increased 5.7% to NT$49,978.7 million (US$1,801.7 million) in 2021 from NT$47,271.1 million in 2020, primarily due to an increase in providing testing services for final test and wafer sort. Revenues from our EMS business increased 17.0% to NT$239,488.3 million (US$8,633.3 million) in 2021 from NT$204,690.6 million in 2020, primarily due to an increase in orders for consumer electronics products.

Gross Profit
.
Gross profit increased by 41.5% to NT$110,368.8 million (US$3,978.7 million) in 2021 from NT$77,984.3 million in 2020. Our gross profit as a percentage of operating revenues, or gross margin, was 19.4% in 2021 compared to 16.3% in 2020, which was primarily driven by higher profitability in our packaging and testing business and slight improvement in EMS business. Raw material costs in 2021 were NT$280,789.2 million (US$10,122.2 million) compared to NT$240,568.3 million in 2020. As a percentage of operating revenues, raw material costs decreased to 49.3% in 2021 from 50.4% in 2020. Labor costs in 2021 were NT$65,433.8 million (US$2,358.8 million) compared to NT$55,226.4 million in 2020. As a percentage of operating revenues, labor cost decreased to 11.5% in 2021 from 11.6% in 2020. Depreciation, amortization and rental expenses in 2021 were NT$50,068.2 million (US$1,804.9 million) compared to NT$46,860.6 million in 2020, primarily related to the investment in our capacity. As a percentage of operating revenues, depreciation, amortization and rental expenses decreased to 8.7% in 2021 from 9.8% in 2020. Our gross margin for packaging business increased to 25.7% in 2021 from 19.8% in 2020 and our gross margin for testing business increased to 34.8% in 2021 from 32.3% in 2020, primarily due to the result of higher loading levels, improved efficiency and our pricing adjustment strategies and offset in part by a stronger NT$ appreciation. Our gross margin for EMS business decreased to 9.0% in 2021 from 9.2% in 2020, primarily due to the result of product mix shifting to higher material pass through products.
Profit from Operations
.
Profit from operations increased by 79.0% to NT$63,314.2 million (US$2,282.4 million) in 2021 compared to NT$35,378.6 million in 2020. Our profit from operations as a percentage of operating revenues increased to 11.1% in 2021 from 7.4% in 2020, primarily due to an increase in gross profit. General and administrative expenses increased 14.3% to NT$20,804.0 million (US$750.0 million) in 2021 from NT$18,200.3 million in 2020. General and administrative expenses as a percentage of our operating revenues was 3.6% in 2021 compared to 3.8% in 2020. Research and development expenses increased 9.1% to NT$21,053.6 million (US$759.0 million) in 2021 compared to NT$19,302.4 million in 2020, accounting for 3.7% and 4.0% of operating revenues in 2021 and 2020, respectively. Selling expenses increased 13.9% to NT$6,386.8 million (US$230.2 million) in 2021 from NT$5,605.5 million in 2020. Selling expenses as percentages of operating revenues were 1.2% in both 2021 and 2020. The increase in the operating expenses were primarily due to an increase in employee bonus in relation to business performance, higher profit sharing expenses and the cost related to restricted employee restricted stock awards. We had a net other operating income of NT$1,189.8 million (US$42.9 million) in 2021 compared to net other operating income of NT$502.5 million in 2020. The increase in net other operating income and expenses was primarily due to a decrease in impairment losses on property, plant and equipment, partially offset by a decreased gain on disposal of property, plant and equipment.
Non-Operating
Income and Expenses.
We had a net
non-operating
income of NT$16,879.6 million (US$608.5 million) in 2021 compared to a net non-operating
income of NT$390.2 million in 2020. This increase of NT$ 16,489.4 (US$594.4 million) was primarily due to the gain from China site dispositions.
Net Profit
.
Net profit, excluding
non-controlling
interests, increased by 123.0% to NT$60,150.2 million (US$2,168.4 million) in 2021 compared to NT$26,970.6 million in 2020. Our diluted earnings per ADS increased to NT$27.07 (US$0.98) in 2021 compared to diluted earnings per ADS of NT$12.33 in 2020. Our income tax expenses increased by 152.1% to NT$17,943.8 million (US$646.9 million) in 2021 compared to NT$7,116.9 million in 2020. This increase was primarily attributed to higher corporate income tax due to higher taxable income and higher additional income tax on unappropriated earnings due to higher 2021 earnings as well as capital gains tax, which resulted from the gain on China site dispositions.
Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
For a detailed description of the comparison of our operating results for the year ended December 31, 2020 to the year ended December 31, 2019, please refer to “Item 5. Operating and Financial Review and Prospects— Operating Results and Trend Information—Results of Operations—Year Ended December 31, 2020 Compared to Year Ended December 31, 2019” of our annual report on Form
20-F
filed with the Securities and Exchange Commission on April 6, 2021, as amended.
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

	Quarter Ended,
	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,
	2020	2020	2020	2020	2021	2021	2021	2021
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(in millions, except percentages)
Operating Revenues
Packaging	51,612.9	53,621.6	56,171.9	57,259.7	59,033.4	64,149.3	73,995.8	75,365.4
Testing	11,562.9	12,690.4	12,351.1	10,666.7	11,129.9	11,676.4	13,416.1	13,756.3
EMS	32,721.3	39,702.7	53,125.7	79,141.0	47,683.9	49,147.0	61,116.2	81,541.2
Others	1,460.0	1,534.1	1,546.7	1,810.0	1,622.6	1,953.6	2,136.7	2,273.3

Total	97,357.1	107,548.8	123,195.4	148,877.4	119,469.8	126,926.3	150,664.8	172,936.2

Gross Profit
Packaging	9,297.3	10,581.3	10,469.1	12,903.9	14,241.6	16,212.7	19,311.0	20,220.2
Testing	3,730.3	4,329.1	3,984.2	3,213.7	3,395.4	3,733.1	5,123.1	5,152.9
EMS	3,024.4	3,709.6	5,119.1	6,972.8	3,988.7	4,453.7	5,855.5	7,086.8
Others	103.6	189.4	147.4	209.1	260.7	404.7	494.3	434.4

Total	16,155.6	18,809.4	19,719.8	23,299.5	21,886.4	24,804.2	30,783.9	32,894.3

Gross Profit (%)
Packaging	18.0%	19.7%	18.6%	22.5%	24.1%	25.3%	26.1%	26.8%
Testing	32.3%	34.1%	32.3%	30.1%	30.5%	32.0%	38.2%	37.5%
EMS	9.2%	9.3%	9.6%	8.8%	8.4%	9.1%	9.6%	8.7%
Overall	16.6%	17.5%	16.0%	15.7%	18.3%	19.5%	20.4%	19.0%
Our results of operations are affected by seasonality. In general, our first quarter operating revenues have historically decreased over the preceding fourth quarter, primarily due to the combined effects of holidays in the U.S., Taiwan and elsewhere in Asia. Moreover, the increase or decrease in operating revenues of a particular quarter as compared with the immediately preceding quarter varies significantly. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Our operating results are subject to significant fluctuations, which could adversely affect the market value of your investment.”
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
We are eligible for five-year tax holidays for income generated from construction and capacity expansions of production facilities. Since we have facilities located in export processing zones and bonded factories in Taiwan, we enjoy exemptions from various import duties, commodity taxes and business taxes on imported machinery, equipment, raw materials and components which are directly used for manufacturing finished goods. We also enjoy exemptions from commodity and business taxes on finished goods exported or sold to others within the zones. In addition, some of our P.R.C. subsidiaries qualified as high technology enterprises were entitled to a reduced income tax rate of 15% and were eligible to deduct certain research and development expenses from their taxable income.
We have filed a consolidated corporate income tax return starting from 2019 and a consolidated undistributed earnings tax since 2018 for all qualified domestic subsidiary companies with the tax authority in accordance with Article 45 of the R.O.C. Business Mergers and Acquisitions Act.
Before December 31, 2018, when we declare a dividend out of those undistributed earnings on which the 10% undistributed earnings tax had been paid, up to 50% of such undistributed earnings tax may be credited against the withholding tax imposed on the dividends paid to foreign shareholders. Under the amended Income Tax Law, which became effective on January 1, 2018, the tax rate on unappropriated earnings is reduced from 10% to 5%. In addition, to encourage profit-seeking enterprises to use their earnings to make substantial investment or upgrade production technology or the quality of products or services, a company uses a certain amount of its undistributed earnings to construct or purchase buildings, software or hardware equipment, or technology for use in production or operation as needed for operation of its business or ancillary business within three years from the year after such earnings are derived, such investment amounts may be deducted from the undistributed earnings in calculation of the current year’s undistributed earnings for assessment of additional profit-seeking enterprise income tax leviable on undistributed earnings from the year 2018 under Article
66-9
of the Income Tax Act. We have only deducted the amount of capital expenditure from the unappropriated earnings that has been reinvested when calculating the tax on unappropriated earnings based on this new amendment. However, we did not deduct such investment amounts from the undistributed earnings in calculation of income tax on unappropriated earnings in 2020 and 2021.
In 2021, our effective income tax rate increased to 22% from 20% in 2020 primarily due to the higher additional income tax imposed on unappropriated earnings and capital gains tax that resulted from the gain on China site dispositions. We believe that our future estimated taxable income will be sufficient to utilize our deferred tax assets recorded as of December 31, 2021.
Our
non-R.O.C.
subsidiaries are subject to taxation in their respective jurisdiction.
LIQUIDITY AND CAPITAL RESOURCES
As of December 31, 2021, our primary source of liquidity was NT$76,073.3 million (US$2,742.4 million) of cash and cash equivalents and NT$2,933.4 million (US$105.7 million) of financial assets – current, consisting mainly of quoted ordinary shares, unquoted preferred shares, open-end
mutual funds, target redemption forward contracts, swap contracts and forward exchange contracts. As of December 31, 2021, we had total unused credit lines of NT$278,795.7 million (US$10,050.3 million). As of December 31, 2021, we had working capital of NT$75,112.4 million (US$2,707.7 million).

As of December 31, 2021, we had total debts of NT$227,176.1 million (US$8,189.5 million), of which NT$41,036.4 million (US$1,479.3 million) were short-term debts, NT$15,238.9 million (US$549.4 million) were current portion of long-term debts and NT$170,900.8 million (US$6,160.8 million) were long-term debts. In 2021, the maximum amount of our short-term and current portion of debts was NT$85,157.2 million (US$3,069.8 million) and the average amount of our short-term and current portion of debts was NT$58,582.0 million (US$2,111.8 million). The fluctuation was primarily because our working capital balance fluctuated during 2021 from time to time. The annual interest rate for borrowings under our short-term borrowings ranged from 0.40% to 3.75% as of December 31, 2021. Our short-term bank loans are primarily revolving facilities with a term of one year, each of which may be extended on an annual basis with lender consent. Our long-term debts consist of bonds payable, long-term debts (including bank borrowings and bills payable), and financial liabilities for hedging –
non-current
and lease liabilities –
non-current.
Our long-term borrowings, including bank loans, bills payable and bonds payable, typically carried variable annual interest rates which ranged from 0.40% to 4.55% as of December 31, 2021. For the maturity information and interest rates by currencies, see “Item 11—Quantitative and Qualitative Disclosures about Market Risk—Market Risk—Interest Rate Risk.”
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
We have provided a portion of our assets, with a carrying value of NT$23,942.7 million (US$863.1 million) as of December 31, 2021, as collateral to secure our obligations under our bank borrowings, tariff guarantees of imported raw materials or collateral.
Cash Flows

	Year Ended December 31,
	2019	2020	2021
	NT$	NT$	NT$	US$
	(in millions)

Capital expenditures	(56,810.2)	(62,077.4)	(70,905.7)	(2,556.1)
Net cash flows generated from (used in):
Operating activities	72,303.3	75,060.6	81,733.9	2,946.4
Investing activities	(54,579.1)	(60,946.3)	(49,091.6)	(1,769.7)
Financing activities	(6,498.8)	(21,995.3)	(5,870.8)	(211.6)
Net cash generated from operating activities amounted to NT$81,733.9 million (US$2,946.4 million) in 2021, primarily as a result of (i) our operating performance with profit before income tax of NT$80,193.8 million (US$2,890.9 million) and (ii) our non-cash
depreciation and amortization in the amount of NT$54,524.3 million (US$1,965.5 million), partially offset by the non-cash
gain on disposal of China subsidiaries of NT$17,340.4 million (US$625.1 million), and (iii) the changes in trade receivables, inventories and trade payables of NT$37,628.6 million (US$1,365.5 million). Net cash provided by operating activities amounted to NT$75,060.6 million in 2020, primarily as a result of (i) our operating performance with profit before income tax of NT$35,768.8 million and (ii) our non-cash
depreciation and amortization in the amount of NT$51,259.1 million. The increase in net cash generated from operating activities in 2021 compared to 2020 was primarily due to an increase in profit before income tax and cash inflows from increase in other current liabilities, partially offset by decrease in non-cash
gain on disposal of China subsidiaries and cash outflows from an increase in trade receivables and inventories.

Net cash used in investing activities amounted to NT$49,091.6 million (US$1,769.7 million) in 2021, primarily due to our net payment for property, plant and equipment of NT$69,300.7 million (US$2,498.2 million), partially offset by our proceeds from disposal of China subsidiaries of NT$23,941.3 million (US$863.1 million). Net cash used in investing activities amounted to NT$60,946.3 million in 2020, primarily due to our acquisition of subsidiaries of NT$8,745.6 million and our net payment for property, plant and equipment of NT$57,628.3 million partially offset by proceeds from disposal of subsidiaries and our investments accounted for using the equity method of NT$5,988.7 million.
Net cash used in financing activities amounted to NT$5,870.8 million (US$211.6 million) in 2021. This amount comprises net proceeds from short-term and long-term bank loans, bills payable and bonds payable in the amount of NT$22,343.2 million (US$805.5 million), the decrease in non-controlling
interests in the amount of NT$6,400.2 million (US$230.7 million) primarily due to the financial cost from the USI Group repurchase of its outstanding shares, and the distribution of cash dividends in the amount of NT$18,082.5 million (US$651.9 million) as well as the payments for repurchase of ordinary shares of NT$5,529.3 million (US$199.3 million). Net cash used in financing activities amounted to NT$21,995.3 million in 2020. This amount comprises of net proceeds from short-term and long-term bank loans, bills payable and bonds payable in the amount of NT$8,285.3 million, decrease in non-controlling
interests in the amount of NT$6,291.1 million primarily due to the financial cost from the repurchases made by USI Enterprise Limited and USI Shanghai of their respective outstanding shares, as well as the distribution of cash dividends in the amount of NT$8,521.0 million.
Contractual Obligations
The following table sets forth the maturity of our contractual obligations as of December 31, 2021.

		Payments due to period
	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years

	(in NT$ millions)
Contractual Obligations:
Long-term debt (1)	185,063.5	16,215.9	132,046.5	23,885.1	12,916.0
Lease liabilities (2)	8,445.0	929.8	1,461.0	1,124.6	4,929.6
Purchase obligations (3)	35,992.9	35,992.9	-	-	-

Total (4)(5)(6)	229,501.4	53,138.6	133,507.5	25,009.7	17,845.6

(1)
Includes long-term and current portion of borrowings, bills payable, bonds payable and financial liabilities for hedging –
non-current
(before the deduction of unamortized arrangement fees, unamortized issuance cost and discounts on bonds payable) and interest payments.

(2)
Represents our commitments under leases liabilities and imputed interest which are mainly from land and buildings and improvements. See Note 16 to our consolidated financial statements included in this annual report.

(3)
Represents material commitments to purchase machinery and equipment of approximately NT$37,208.3 million (US$1,341.3 million), of which NT$1,215.4 million (US$43.8 million) had been paid as of December 31, 2021.

(4)
Excludes material commitments for construction of approximately NT$15,470.3 million (US$557.7 million), of which NT$2,545.7 million (US$91.8 million) had been paid as of December 31, 2021 and the unpaid amounts that we were contracted for the construction related to our real estate business of approximately NT$0.1 million (US$0.0 million) as of December 31, 2021, since the schedule of payments is difficult to determine.

(5)
Excludes our unfunded defined benefit obligation since the schedule of payments is difficult to determine. Under defined benefit pension plans, we made pension contributions of approximately NT$542.6 million (US$19.6 million) in 2021, and we estimate that we will contribute approximately NT$595.9 million (US$21.5 million) in 2022. See Note 23 to our consolidated financial statements included in this annual report.

(6)
Excludes uncertain tax liabilities. We recognized additional taxes payable of NT$150.6 million (US$5.4 million) and accrued interest and penalties of NT$15.8 million (US$0.6 million) related to uncertain tax positions as of or for the year ended December 31, 2021. Because we were unable to make a reasonable estimate of the timing of the tax audits, such balances were not included in the table.

We have in the past failed to comply with certain financial covenants in some of our loan agreements. Such noncompliance may also have, through broadly worded cross-default provisions, resulted in default under some of the agreements governing our other existing debt. As of December 31, 2021, we were not in breach of any of the financial covenants under our existing loan agreements. If we are unable to timely remedy any of our noncompliance under such loan agreements or obtain applicable waivers or amendments, we would breach our financial covenants and our financial condition would be adversely affected. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Restrictive covenants and broad default provisions in our existing debt agreements may materially restrict our operations as well as adversely affect our liquidity, financial condition and results of operations.”

As of December 31, 2021, we have no contingent obligations, which normally consist of guarantees provided by us to our subsidiaries.
Capital Expenditures
We have made, and expect to continue to make, substantial capital expenditures in connection with the expansion of our production capacity. The table below sets forth our principal capital expenditures incurred for the periods indicated.

	Year Ended December 31,
	2019	2020	2021
	NT$	NT$	NT$
	(in millions)
Land	-	-	1,126.0
Building and improvements	48,708.8	50,237.1	56,546.4
Machinery and equipment	14,365.1	8,787.1	16,745.1

Total	63,073.9	59,024.2	74,417.5

We had commitments for capital expenditures of approximately NT$52,678.6 million (US$1,899.0 million), of which NT$3,761.1 million (US$135.6 million) had been prepaid as of December 31, 2021, primarily in connection with the expansion of our packaging and testing services operations. We estimate that our environmental capital expenditures for 2022 will be approximately US$20.5 million, of which 47.8% will be used in climate change adaptation. We may adjust our capital expenditures based on market conditions, the progress of our expansion plans and cash flow from operations. In addition, due to the rapid changes in technology in the semiconductor industry, we frequently need to invest more in the land, building, factory as well as machinery and equipment, which may require us to raise additional capital. We cannot assure you that we will be able to raise additional capital should it become necessary on terms acceptable to us or at all. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—The packaging and testing businesses are capital intensive. If we cannot obtain additional capital when we need it, our growth prospects and future profitability may be adversely affected.”
We believe that our existing cash, marketable securities, expected cash flow from operations and existing credit lines under our loan facilities will be sufficient to meet our capital expenditures, working capital, cash obligations under our existing debt and lease arrangements, and other requirements for at least the next 12 months. We currently hold cash primarily in U.S. dollars, RMB, New Taiwan dollars, Korean Won, Japanese yen and EUR. As of December 31, 2021, we had contractual obligations of NT$186,646.1 million (US$6,728.4 million) due in the next three years. We currently expect to meet our payment obligations through the expected cash flow from operations, long-term borrowings and the issuance of additional equity. We will continue to evaluate our capital structure and may decide from time to time to increase or decrease our financial leverage through equity offerings or borrowings. The issuance of additional equity securities may result in additional dilution to our shareholders.
From time to time, we evaluate possible investments, acquisitions or divestments and may, if a suitable opportunity arises, make an investment, acquisition or divestment.
Our exposure to financial market risks relates primarily to changes in interest rates and foreign currency exchange rates that arise from ordinary business operations. To mitigate these risks, we utilize derivative instruments. All derivative transactions entered into by us were designated as either hedging or trading. We have, from time to time, entered into interest rate swap transactions to hedge our interest rate exposure. In addition, we have, from time to time, entered into forward exchange contracts, swap contracts, cross-currency swap contracts and foreign currency options contracts to hedge our existing assets and liabilities denominated in foreign currencies. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and Notes 7, 8 and 34 to our consolidated financial statements included in this annual report.
RESEARCH AND DEVELOPMENT
For 2020 and 2021, our research and development expenditures totaled approximately NT$19,302.4 million and NT$21,053.6 million (US$759.0 million), respectively. These expenditures represented approximately 4.0% and 3.7% of operating revenues in 2020 and 2021, respectively. As of December 31, 2021, we had a research and development team of 9,928 employees. We cultivate and maintain a research and development engineering team that continuously surveys and adapts to the latest trends in technology. Our research and development activities are primarily directed toward optimizing relevant technologies in key components, manufacturing processes, and product development. Our research and development objective is to enhance the performance of our products and drive greater business growth. To incentivize innovation and encourage our employees to engage in research and development, we offer cash rewards to employees that contribute significantly to our research efforts.

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
In addition to investing in the development of more advanced packaging technology and improving production efficiency, a significant portion of our research and development efforts is focused on the development of IC substrate production technology for BGA packaging. Substrate is the principal raw material for BGA packages. Development and production of IC substrates involve complex technology. We are currently working closely with certain first-tier substrate suppliers in Asia, primarily including those located in Japan, Taiwan, Korea and the P.R.C. We believe that our successful cooperation with substrate suppliers to enhance the overall substrate production capability and to meet future package requirements has enabled us to capture an increasingly important value-added component of the packaging process, helped ensure a stable and cost-effective supply of substrates for our BGA packaging operations and shortened time to market.
Testing
Our research and development efforts in testing have focused primarily on developing advanced testing solutions for mmWave, SiP, silicon photonics and optical sensor modules; characterization of semiconductors, layout design and electrical simulation for high-frequency test board and developing software of parametric test data analysis. With the maturity of advanced processes, the reliability becomes more and more stringent. High-power cooling system of “burn in” is developed to improve the reliability of products for customers. We also develop WiFi6e low-cost
test technology, optical communication and millimeter wave test technology to meet the development needs of today’s wireless communication technology. Besides working closely with our customers on the leading-edge test technologies, our research and development operations also include an equipment development group, which currently designs testing hardware and software for specific semiconductors to offer our customers cost-effective test solutions.
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
and then applying such
know-how
to create new, advanced and improved products, processes, methodology and services. We are currently investing in the development of products used in EMS in relation to computing and peripherals, communications, consumer products, automotive, industrial and server applications.
TREND INFORMATION
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2021 to December 31, 2021 that are reasonably likely to have a material effect on our operating revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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
We currently have 13 directors, serving a three-year term. The current board of directors was elected in an annual general shareholders’ meeting on August 12, 2021 and began serving on August 13, 2021. Directors may serve any number of consecutive terms and may be removed from office at any time by a resolution adopted at a meeting of shareholders. Normally, all board members are elected at the same meeting of shareholders, except where the posts of one-third
or more of the directors are vacant, at which time an extraordinary general shareholders’ meeting shall be convened to elect directors to fill the vacancies. We and our subsidiaries do not have service contracts with our directors that provide for benefits upon termination of employment.
Audit Committee
Pursuant to the Article
14-4
of the R.O.C. Securities and Exchange Act, our audit committee was established on June 22, 2018 in lieu of supervisors to exercise the powers and duties of supervisors stipulated in the R.O.C. Company Law and other applicable laws and regulations. Our audit committee meets at least once every quarter but may meet at any time deemed necessary. Our board of directors has adopted an audit committee charter for the audit committee. Our audit committee’s responsibilities and powers include, but are not limited to, assistance with the board of directors in fulfilling its quality and integrity in supervising the implementation of relevant accounting, internal auditing, financial reporting procedures, and financial controls. In addition, in order to enhance corporate governance, the audit committee also takes responsibility for overseeing the policy and procedures for complaints and concerns regarding accounting, internal accounting controls, auditing matters, violations of Code of Business Conduct and Ethics or unethical conduct. Our audit committee currently consists of our independent directors, Shen-Fu Yu,
Mei-Yueh
Ho and
Wen-Chyi
Ong, who are independent under Rule
10A-3
and the R.O.C. Securities and Exchange Act and are financially literate with accounting or related financial management expertise, and our audit committee is entrusted with the same duties and responsibilities as set out in Rule
10A-3(b)
under the Exchange Act.
Compensation Committee
Our compensation committee currently consists of
Shen-Fu
Yu and
Wen-Chyi
Ong, our independent directors, and Hsiao-Ying Ku. Our board of directors established a compensation committee to satisfy the requirements under the R.O.C. Securities and Exchange Act. According to the Taiwan Stock Exchange Corporation Operation Directions for Compliance with the Establishment of Board of Directors by TWSE Listed Companies and the Board’s Exercise of Powers, a majority of compensation committee’s members shall be independent directors. In addition, according to the R.O.C Securities and Exchange Act and the Regulations Governing the Appointment and Exercise of Powers by the Remuneration Committee of a Company Whose Stock Is Listed on the TWSE or the Taipei Exchange, compensation committee members shall have at least one independent director. We do not assess the independence of our compensation committee member(s) under the independence requirements of the NYSE listing standards but adopt the independence standard as promulgated under the R.O.C. Regulations Governing the Appointment and Exercise of Powers by the Remuneration Committee of a Company Whose Stock Is Listed on the TWSE or the Taipei Exchange. See “Item 16G. Corporate Governance” for more information. Our compensation committee meets at least twice a year. Our board of directors has adopted a compensation committee charter for our compensation committee. The compensation committee has responsibility for, among other things, setting forth and reviewing policies, systems, standards and structures regarding performance evaluation and compensation of the directors, managerial personnel, and evaluating compensation of the directors and managerial personnel.

Risk Management Committee
Our risk management committee currently consists of
Shen-Fu
Yu, our independent director and the chair of our audit committee and compensation committee,
Mei-Yueh
Ho, our independent director and member of our audit committee, and
Du-Tsuen
Uang, our chief administration officer and chief corporate governance officer. In December 2019, our board of directors established a risk management committee, which comprises a majority of independent directors, and approved its charter to enable us to discover and preempt internal and external operational risks. On September 30, 2021, our board of directors reappointed the aforementioned committee members as the members of the second risk management committee. The risk management committee is responsible for overseeing overall risk management, implementing the decisions of the board of directors in connection to risk management, coordinating and promoting interdepartmental risk management plans, supervising and managing overall risk control and remedial mechanisms, and auditing and integrating each risk control report. The risk management committee files an annual report to our board of directors to inform the board about the status of risk management implementation and share insights for optimization.
The following table sets forth information regarding all of our directors as of January 31, 2022. In accordance with R.O.C. law, each of our directors is elected either in his or her capacity as an individual or as an individual representative of a corporation or government. Persons designated to represent corporate or government shareholders as directors are nominated by such shareholders at the shareholders’ meeting and may be replaced as representatives by such shareholders at will. Of the current directors, nine represent ASE Enterprises Limited. The remaining directors serve in their capacity as individuals.

Name	Position	Director Since	Age	Other Significant Positions Held Outside of ASEH
Jason C.S. Chang (1)(2)	Director and Chairman	2018	77	None
Richard H.P. Chang (1)(2)	Director, Vice Chairman and President	2018	75	Chairman, Sino Horizon Holdings Ltd.
Chi-Wen Tsai (2)	Director; Chairman and President, SPIL	2018	74	None
Yen-Chun Chang (2)	Director; Chief Operating Officer, SPIL	2021	66	None
Tien Wu (2)	Director and Chief Operating Officer	2018	64	None
Joseph Tung (2)	Director and Chief Financial Officer	2018	63	None
Raymond Lo (2)	Director; General Manager, Kaohsiung packaging facility	2018	67	None
Tien-Szu Chen (2)	Director; General Manager, ASE Inc. Chung-Li branch	2018	60	None
Jeffrey Chen (2)	Director; Chairman, Universal Scientific Industrial (Shanghai) Co., Ltd.	2018	57	Independent Director and a member of the compensation committee, Mercuries & Associates Holding Ltd.
Rutherford Chang (3)	Director; General Manager, China Region of ASE Inc.	2018	42	None
Shen-Fu Yu	Independent Director and Member, Audit Committee, Compensation Committee and Risk Management Committee	2018	77	Independent Director, TaiGen Biopharmaceuticals Holdings Ltd.
Mei-Yueh Ho	Independent Director and Member, Audit Committee and Risk Management Committee	2018	71	Independent Director, KINPO Electronics Inc., AU Optronics Corp., Center Laboratories, Inc. and Onward Therapeutics SA
Wen-Chyi Ong	Independent Director and Member, Audit Committee and Compensation Committee	2021	62	Independent Director, Formosa Plastics Corporation

(1)	Jason C.S. Chang and Richard H.P. Chang are brothers.

(2)
Representative of ASE Enterprises Limited, a company organized under the laws of Hong Kong, which held 15.52% of our total outstanding shares as of January 31, 2022. All of the outstanding shares of ASE Enterprises Limited are held through intermediary holding companies and under a revocable trust established under the laws of the Bailiwick of Guernsey for the benefit of our Chairman, Jason C.S. Chang, and his family.

(3)	Rutherford Chang is the son of Jason C.S. Chang.
Audit Committee
For a discussion of our audit committee, see “—Directors and Senior Management—Directors.”
Executive Officers
The following table sets forth information regarding all of our executive officers as of January 31, 2022.

Name	Position	Years with the Company	Age
Jason C.S. Chang	Chairman	37	77
Richard H.P. Chang	Vice Chairman and President	37	75
Chi-Wen Tsai	Chairman and President, SPIL	37	74
Yen-Chun Chang	Director and Chief Operating Officer, SPIL	37	66
Tien Wu	Chief Operating Officer	21	64
Joseph Tung	Chief Financial Officer	27	63
Raymond Lo	General Manager, ASE Test Taiwan and Kaohsiung packaging facility	35	67
Tien-Szu Chen	General Manager, ASE Inc. Chung-Li branch	33	60
Rutherford Chang	General Manager, China Region of ASE Inc.	16	42
Du-Tsuen Uang	Chief Administration Officer	19	62
Chun-Che Lee	General Manager, ASE Electronics	37	62
Chung Lin	General Manager, ASE Shanghai	17	58
Gichol Lee	General Manager, ASE Korea	24	59
Chih-Hsiao Chung	General Manager, ASE Japan and Wuxi Tongzhi	22	57
Kwai Mun Lee	President, ASE South-East Asia operations	23	59
Yean Peng Chen	General Manager, ASE Singapore Pte. Ltd.	23	50
Heng Ee Ooi	General Manager, ASE Malaysia	27	53
Kenneth Hsiang	Chief Executive Officer, ISE Labs and ISE Shanghai	22	51
Randy Hsiao-Yu Lo	General Manager, Siliconware USA, Inc.	21	65
Kevin Yu	General Manager, SZ	26	48
Jeffrey Chen	Chairman, Universal Scientific Industrial (Shanghai) Co., Ltd.	27	57
Chen-Yen Wei	Chairman, Universal Scientific Industrial Co., Ltd.; President, Universal Scientific Industrial; General Manager, UGTW	42	67
Jing Cao	(Shanghai) Co., Ltd. General Manager, UGJQ	6	62
Ta-I Lin	General Manager, UGKS	34	58
Yueh-Ming Lin	General Manager, USISZ	26	56
Hui-Min Liu	General Manager, UNIVERSAL SCIENTIFIC INDUSTRIAL (VIETNAM) CO., LTD.	18	49
Bernardo Santos Balderrama	General Manager, USI Mexico	2	53
Gilles Benhamou	Chief Executive Officer, ASTEELFLASH TECHNOLOGIE and Chairman, Asteelflash Suzhou Co., Ltd.	22	68
Ying Pin Wu	General Manager, Asteelflash Suzhou Co., Ltd.	13	55
Biographies of Directors and Executive Officers
Jason C.S. Chang
has served as chairman and principal executive officer of ASEH since its founding in April 2018. He is also chairman of ASE Inc. Mr. Chang holds a bachelor’s degree in Electrical Engineering from National Taiwan University in Taiwan and a master’s degree from Illinois Institute of Technology. He is the brother of Richard H.P. Chang, our vice chairman and president.
Richard H.P. Chang
has served as vice chairman and president of ASEH since its founding in April 2018. Mr. Chang holds a bachelor’s degree in Industrial Engineering from Chung Yuan Christian University in Taiwan. He is the brother of Jason C.S. Chang, our chairman.

Chi-Wen
Tsai
has served as a director of ASEH since its founding in April 2018. Mr. Tsai has been SPIL’s director since August 1984. Mr. Tsai is currently chairman and president of SPIL. Mr. Tsai holds a bachelor’s degree in Electrical Engineering from National Taipei Institute of Technology in Taiwan.
Yen-Chun
Chang
has served as a director of ASEH since August 2021. He is currently a director and chief operating officer of SPIL. Mr. Chang was a (senior) vice president of SPIL from March 2000 to February 2021. Mr. Chang had worked as an engineer at Lingsen Precision Industries, Ltd. Mr. Chang holds a bachelor’s degree in Electronic Engineering from Southern Taiwan University of Science and Technology.
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
Joseph Tung
has served as a director and chief financial officer of ASEH since its founding in April 2018. He was a director of ASE Inc. from April 1997 to December 2020 and chief financial officer of ASE Inc. from December 1994 to July 2020. He was an independent director of Ta Chong Bank Ltd. from October 2007 to December 2017. Before joining ASE Inc., Mr. Tung was a vice president at Citibank, N.A. Mr. Tung holds a bachelor’s degree in Economics from National Chengchi University in Taiwan and a master’s degree in Business Administration from the University of Southern California.
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
Rutherford Chang
has served as a director of ASEH since its founding in April 2018. He has also served as a director of ASE Inc. since June 2009 and general manager of China Region of ASE Inc. since June 2010. Mr. Chang holds a bachelor’s degree in Psychology from Wesleyan University in Connecticut. He is the son of Jason C.S. Chang, our chairman.
Shen-Fu
Yu
has served as an independent director of ASEH since June 2018. Mr. Yu is also a member of the audit committee, compensation committee and risk management committee of ASEH. He is an independent director, and a member of audit committee and compensation committee of TaiGen Biopharmaceuticals Holdings Ltd. He worked at the Deloitte & Touche accounting firm as a consultant from June 2003 to November 2006. Mr. Yu holds a bachelor’s degree in Accounting from National Taiwan University in Taiwan and a master’s degree in Accounting from National Chengchi University in Taiwan.
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

Wen-Chyi
Ong
has served as an independent director of ASEH since August 2021. Mr. Ong is also a member of the audit committee and compensation committee. Mr. Ong is now an adjunct professor of finance at the Business School of National Chengchi University in Taipei. In July 2017, Mr. Ong was invited by the board of the SinoPac Financial Holding Company to lead the distressed financial institution. Spending three years with the bank, Mr. Ong successfully turned the bank around in terms of profitability and corporate governance. Prior to this private sector job, Mr. Ong was chairman of the state-owned Chunghwa Post Company. Before returning to Taipei, Mr. Ong was Taiwan’s representative to India between 2008 and 2012. With ambassadorial ranking, he played a critical role in enhancing India-Taiwan’s economic and cultural relations. In 2005, Mr. Ong was appointed by Taiwan’s Financial Supervisory Commission (FSC) to set up a representative office in New York where he worked closely with US financial regulators for cross-border supervision. Prior to New York, Mr. Ong was a Trade Negotiator representing Taiwan at the World Trade Organization. He spent 3 years in Geneva. In Taiwan, Mr. Ong was a financial regulator for foreign banks for 2 years and director for the QFII (Qualified Foreign Institutional Investors) business for 4 years. In his earlier career, he spent 6 years in Washington, DC as a junior Foreign Service Officer. Mr. Ong graduated from the National Taiwan University in 1981, majoring in international relations. In 1998, Mr. Ong enrolled in the Cass Business School of the City University, London, where he earned an MS degree in investment and risk management.
Du-Tsuen
Uang
has served as chief administration officer and chief corporate governance officer of ASEH since its founding in April 2018 and March 2019, respectively. Mr. Uang is chief administration officer of ASE Inc. since August 2017, and director of ASE Environmental Protection and Sustainability Foundation, ASE Cultural & Educational Foundation, ASE Inc., USI Shanghai, Hung Ching and Sino Horizon Holdings Ltd., ASE Assembly & Test (Shanghai) Limited, as well as an Honorary Professor at Ming Chuan University in the law department. He is also the chairman and general manager of Advanced Semiconductor Engineering (China) Ltd. Mr. Uang was a senior chief secretary of the Taiwan Ministry of Economic Affairs Central Bureau of Standards, commissioner of Taiwan FTC, independent director of First commercial Bank, and legal counsel at Hung Ching. Mr. Uang received a Ph.D. in Law from National
Cheng-Chi
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
Kwai Mun Lee
has served as president of our Southeast Asia operations, with responsibility for the operations of our Penang, Malaysia and Singapore manufacturing facilities, since March 2006 and as general manager of ASE Singapore from May 1999 to February 2006. Before joining ASE Inc., Mr. Lee held senior management positions at Chartered Semiconductor and STATS ChipPAC. He started his career as an engineer at Intel. He holds a degree in Engineering from Swinburne Institute of Technology in Australia.
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
Kevin Yu
has served as general manager of SZ since December 2021. He holds a bachelor’s degree in Electrical Engineering from Minghsin University in Taiwan.
Chen-Yen
Wei
has served as chairman of Universal Scientific Industrial Co., Ltd. since July 2014 and president of Universal Scientific Industrial (Shanghai) Co., Ltd. since April 2008. He joined Universal Scientific Industrial as an engineer in August 1979. He holds a bachelor’s degree in Communication Engineering from National Chiao Tung University in Taiwan.
Jing Cao
has served as senior vice president of Operations and Smart Manufacturing of Universal Scientific Industrial (Shanghai) Co., Ltd. since April 2015, general manager of Zhangjiang Facility of Universal Scientific Industrial (Shanghai) Co., Ltd. since April 2015, and senior vice president of SiM BU and general manager of USIJQ since March 2020. Prior to joining USI, he worked as senior vice president of Operations of UTAC Group and executive positions at other public semiconductor companies in the U.S. He holds a master’s degree in Mechanical Engineering and a master’s degree in Industrial Engineering from Arizona State University in the U.S.
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
Hui-Min
Liu
has served as general manager of Universal Scientific Industrial (Vietnam) Co., Ltd. since May 2021 and vice president of ALCMM group of USI since December 2020. He joined USI as an assistant manager in October 2003. He holds a master’s degree in Mechanical Engineering from YUNLIN University of Science and Technology in Taiwan.
Bernardo Santos Balderrama
started serving as USI Mexico assistant vice president since September 2019 and general manager since May 2020. He worked in various OEM companies including Visteon Electronics in Chihuahua Chih. Mexico, Delphi Mechatronics Systems in Matamoros, Tamaulipas Mexico, and he became the operations director of Jabil Guadalajara which is Jabil’s largest site in the Americas where he stayed until he joined USI Mexico. He holds a bachelor’s degree in Mechanical Design Engineering, a second Degree in Electronics Engineering and, a master’s degree in Business Administration from Universidad Autonoma de Nuevo Leon. He is also certified as a Six Sigma Black Belt by the ASQ.
Gilles Benhamou
has served as chief executive officer of ASTEELFLASH TECHNOLOGIE since January 2005 and Chairman of Asteelflash Suzhou Co., Ltd. since April 2008. He founded ASTEEL in 1999 which was the predecessor of ASTEELFLASH. He has been responsible for sales & marketing, manufacture and procurement for FAFG Group. He holds a master’s degree in Engineering from Ecole Polytechnique in France.
Ying Pin Wu
has served as general manager of Asteelflash Suzhou Co., Ltd. since January 2009. He joined ASTEELFLASH Group in 2008 via the Flash Electronics, Inc. acquisition by ASTEEL. He previously served in a variety of finance positions within Flash Electronics, Inc. and now is responsible for sales & marketing, manufacture and procurement in FAFG APAC region. He holds a master’s degree in Business Administration from California State University.

The business address of our directors and executive officers is our registered office.
COMPENSATION
In 2021, we recorded expenses of approximately NT$1,912.1 million (US$68.9 million) as remuneration to our directors and executive officers. In 2021, we accrued pension costs of NT$32.8 million (US$1.2 million) for retirement benefits for our management.
According to our Articles of Incorporation, the remuneration of our independent directors is set at NT$3.0 million (US$0.1 million) per person per year. We set aside 0.01% to 1.00% of net profit before income tax, employees’ compensation and remuneration to the directors as employees’ compensation and no more than 0.75% as remuneration to the directors. We recorded NT$195.1 million (US$7.0 million) as compensation to our employees for the year ended December 31, 2021. If there is a change in the proposed amounts after the consolidated financial statement authorized for issue, the differences are recorded as a change in accounting estimate and will be adjusted in the following year. We have not provided any loans to, or guarantees for, the benefit of any of our directors or executive officers. For information regarding our pension and other retirement plans and those of our subsidiaries, see Note 23 to our consolidated financial statements included in this annual report.
Employee Compensation
We award bonuses to employees of ASEH and its subsidiaries who are located in Taiwan based on overall income and individual performance targets. Employees are eligible to receive bonuses in the form of our common shares valued at the closing price (after adjustment with consideration of the effects on the share price, if any, brought by cash and stock dividends resolved at shareholders’ meetings) of our common shares on the day prior to our meeting of the board of directors. Actual amounts of compensation to individual employees are determined based upon the employee meeting specified individual performance objectives. We recorded NT$121.9 million (US$4.4 million) as compensation to our employees for the year ended December 31, 2021. If there is a change in the proposed amounts after the consolidated financial statement authorized for issue, the differences are recorded as a change in accounting estimate and will be adjusted in the following year.
Share-Based Payment Arrangements
ASEH Employee Share Option Plans
ASE maintained 2010 and 2015 employee stock option plans before the SPIL Acquisition. ASEH assumed ASE’s obligations of share options, which were granted before entering into and executing the Joint Share Exchange Agreement on April 30, 2018. In August 2018, our board of directors and FSC both approved the first ASEH employee share option plan, under which 131,863 thousand options were granted in November 2018. The total number of options registered under this option plan is 150,000 thousand options. The 2010 employee stock option plan has been forfeited or exercised during 2021, as a result, ASEH currently maintains two employee stock option plans, adopted in 2015 and 2018.
Pursuant to these plans, our full-time employees are eligible to receive stock option grants. Each share option represents the right to purchase one ordinary share of the Company when exercised. Under the terms of the plan, share options are granted at an exercise price equal to or not less than the closing price of the ordinary shares listed on the TWSE at the issue date. The right of those share options granted under the plan is valid for 10 years, non-transferable
and exercisable at certain percentages subsequent to the second anniversary of the grant date. For any subsequent changes in the Company’s capital structure or when cash dividend per ordinary share exceeds 1.5% of the market price per ordinary share, the exercise price is accordingly adjusted.
As of December 31, 2021, a total of 10,173 thousand options were outstanding with an exercise price of NT$73.0 per share under the 2015 plan. As of December 31, 2021, a total of 86,629 thousand options were outstanding with an exercise price of NT$51.0 per share under the 2018 plan.

ASEH Employee Restricted Stock Awards Plan
In August 2021, ASEH adopted the 2021 restricted stock awards plan, or the 2021 RSA Plan, and proposed to grant up to 15 million common shares, or the 2021 RSAs, at gratitude, to its employees, including domestic and foreign subsidiaries. Directors who are non-employees
and/or individual(s) holding more than 10% of the common shares of ASEH are not eligible to participate in the 2021 RSA Plan. The 2021 RSAs granted to eligible participants will be issued in the name of a custodian and deposit in a trust account pursuant to (i) a custodian agreement entered between the trustee and ASEH and (ii) a power of attorney issued by the eligible participant to ASEH in relation to the custodian agreement.
The 2021 RSAs deposited in the trust account are subject to forfeiture restrictions, for example, they are non-transferrable,
redeemable or revocable by ASEH upon termination of employment and/or upon material breach of employment agreement, or if the eligible participant failing to reach specific performance targets. Vesting of the 2021 RSAs to the eligible participant is subject to personal performance targets and ASEH’s operation objectives, as specified under the 2021 RSA Plan. In three years after the date of issuance, the maximum number of 2021 RSAs that can vest each year is limited to one-third
of the total 2021 RSAs granted for each participant. Eligible participants will be entitled to certain economic benefits, same as the other common shares’ holders, of the unvested 2021 RSAs, including stock dividends, cash dividends, rights to receive from legal reserve and capital surplus, and stock options at cash capital increase, which benefits will be accrued in the trust account and transfer to the participant upon vesting. As of December 31, 2021, all of the 2021 RSAs under the 2021 RSA Plan have been granted to the eligible participants and issued pursuant to the custodian agreement, of which a total of 15 million 2021 RSAs remain unvested.
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
USI Shanghai Option Plans and Restricted Stock Plans
As of December 31, 2021, USI Shanghai maintained six option plans: three share option plans in 2015, 2019 and 2020, as well as, three restricted stock plans in 2019, 2020 and 2021.
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
In November 2019, USI Shanghai adopted the first restricted stock plan and granted 6,156 thousand ordinary shares to its directors (excluding independent directors), supervisors and employees. In April 2020, the board of directors further resolved to grant 6,403 thousand ordinary shares instead, while other terms remain constant. The plan was of three phases starting from 2019 and each phase lasts for one year with a valid period of 4.5 years, 3.5 years and 2.5 years, respectively. Upon satisfaction of certain performance conditions in each phase, participants are entitled to subscribe a certain percentage of the total USI Shanghai’s ordinary shares issued under the plan with a lock-up
period of one year. The valid period may be terminated early or extended prior to one month of the expiration date depending on the conditions of ordinary shares granted. In the event that USI Shanghai increases share capital by capital surplus or by cash, or distributes share dividends or cash dividends, the exercise price is accordingly adjusted.
In September 2020, USI Shanghai adopted the second share option plan and granted 1,140 thousand share options to its employees. The conditions of these issued share options are the same as share options plan that issued in 2019, except that the options are valid for 2.2 years, 3.2 years and 4.2 years, respectively and with each respective vesting period of 1.2 years, 2.2 years and 3.2 years.

In September 2020, USI Shanghai adopted the second restricted stock plan and granted 425 thousand ordinary shares to its employees. The conditions of these issued restricted stocks are the same as the restricted stocks plan that issued in 2019, except that the restricted stocks are valid for 2 years and the ordinary shares that USI Shanghai would issue to participants are with a lock-up
period of 1.3 years.
In September 2021, USI Shanghai adopted the third restricted stock plan and granted 281 thousand ordinary shares to its expatriate staff. The conditions of issued 2021 restricted stocks are the same as 2020 restricted stocks plan.
As of December 31, 2021, USI Shanghai had 33,051 thousand options outstanding which consists of (i) 29,486 thousand options which were outstanding under the share option plan, 12,919 thousand options of which had an exercise price of RMB15.5 per share under the share option plan in 2015, 15,577 thousand options of which has an exercise price of RMB12.7 per share under the share option plan in 2019 and 990 thousand options of which has an exercise price of RMB21.2 per share under the share option plan in 2020 and (ii) 3,565 thousand options were outstanding under restricted stock plan, 2,881 thousand options of which has an exercise price of RMB12.7 per share under the share option plan in 2019, 403 thousand options of which has an exercise price of nil per share under the restricted stock plan in 2020 and 281 thousand options of which has an exercise price of nil per share under the restricted stock plan in 2021.
BOARD PRACTICES
General
For a discussion of the term of office of the board of directors, see “—Directors and Senior Management.” No benefits are payable to members of the board or the executive officers upon termination of their relationship with us.
Compensation Committee
For a discussion of our compensation committee, see “—Directors and Senior Management—Directors.”
EMPLOYEES
The following table sets forth certain information concerning our employees as of the dates indicated.

	As of December 31,
	2019	2020	2021

Total	96,528	101,981	95,727
Function
Direct labor	51,389	55,878	50,352
Indirect labor (manufacturing)	26,335	26,673	27,446
Indirect labor (administration)	8,036	8,540	8,001
Research and development	10,768	10,890	9,928
Location
Taiwan	57,543	58,421	59,315
P.R.C.	28,920	30,025	21,816
Korea	2,472	2,765	2,638
Malaysia	3,493	3,403	3,590
Mexico	2,419	2,716	2,776
Singapore	781	795	797
Japan	362	410	545
Vietnam	–	–	573
United States	426	594	560
Poland	112	141	159
Tunisia	–	1,051	1,155
Germany	–	575	561
France	–	829	955
Czech Republic	–	148	182
United Kingdom	–	108	100
Belgium	–	–	5
Eligible employees may participate in our employee share bonus plan, stock option plans, restricted stock awards plan, and our subsidiaries’ share option plans, such as the option plans adopted by USI Shanghai. See “—Compensation.”

We have never experienced a work stoppage caused by our employees. We believe that our relationship with our employees is good.
SHARE OWNERSHIP
The following table sets forth certain information with respect to our common shares and options of ASEH exercisable for our common shares held by our directors and executive officers as of January 31, 2022. Percentage of beneficial ownership is based on 4,410,443,432 common shares outstanding as of January 31, 2022.

Director or Executive Officer	Number of ASEH Common Shares Beneficially Held (1)	Percentage of ASEH Total Common Shares Issued and Outstanding	Number of Options Exercisable (2)	Exercise Price of Options (NT$)	Expiration Date of Options
Jason C.S. Chang	949,352,706 (3)	21.53%	1,800,000	51	2028/11/23
Richard H. P. Chang	124,175,228	2.82%	1,800,000	51	2028/11/23
Chi-Wen Tsai	13,400,000	*	0	–	–
Yen-Chun Chang	940,000	*	*	51	2028/11/23
Tien Wu	3,877,473	*	*	51	2028/11/23
Joseph Tung	2,740,411	*	*	51	2028/11/23
Raymond Lo	2,283,430	*	*	51	2028/11/23
Tien-Szu Chen	1,581,821	*	0	–	–
Jeffrey Chen	1,083,000	*	*	51	2028/11/23
Rutherford Chang	1,577,647	*	*	51	2028/11/23
Shen-Fu Yu	2,388	*	0	–	–
Mei-Yueh Ho	0	0.00%	0	–	–
Wen-Chyi Ong	0	0.00%	0	–	–
Du-Tsuen Uang	90,000	*	*	51	2028/11/23
Chun-Che Lee	2,662,251	*	0	–	–
Chung Lin	17,278	*	*	51	2028/11/23
Gichol Lee	0	0.00%	0	–	–
Chih-Hsiao Chung	340,489	*	*	51	2028/11/23
Kwai Mun Lee	0	0.00%	0	–	–
Yean Peng Chen	0	0.00%	0	–	–
Heng Ee Ooi	0	0.00%	0	–	–
Kenneth Hsiang	0	0.00%	*	51	2028/11/23
Randy Hsiao-Yu Lo	0	0.00%	*	51	2028/11/23
Kevin Yu	132,000	*	*	51	2028/11/23
Chen-Yen Wei	366,115	*	0	–	–
Jing Cao	0	0.00%	0	–	–
Ta-I Lin	0	0.00%	0	–	–
Yueh-Ming Lin	0	0.00%	0	–	–
Hui-Min Liu	0	0.00%	0	–	–
Bernardo Santos Balderrama	0	0.00%	0	–	–
Gilles Benhamou	0	0.00%	0	–	–
Ying Pin Wu	0	0.00%	0	–	–

(1)	Including shares directly held and shares beneficially owned through spouse and minor children.

(2)	Each option may be converted into one of our common shares. The figures referred herein include options convertible into our common shares scheduled to vest within 60 days as of the date hereof.

(3)
Including 684,327,886 common shares Jason C.S. Chang beneficially owned through ASE Enterprises Limited, Aintree Limited and JC Holdings Limited and 265,024,820 common shares beneficially owned through Value Tower Limited and JC Holdings Limited. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

*	The sum of the number of common shares held and the number of common shares issuable upon exercise of all options held is less than 1.0% of our total outstanding shares
Item 7. Major Shareholders and Related Party Transactions
MAJOR SHAREHOLDERS
The following table sets forth information known to us with respect to the beneficial ownership of our common shares, as of January 31, 2022, by each shareholder known by us to beneficially own more than 5.0% of our total outstanding shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Percentage of beneficial ownership is calculated based on 4,410,443,432 common shares outstanding as of January 31, 2022. In addition, in computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Name of Shareholder	Common Shares Beneficially Owned
	Number	Percentage
Jason C.S. Chang (1)	949,352,706	21.53%

(1)
Jason C.S. Chang is our chairman. Jason C.S. Chang beneficially owned 684,327,886 common shares through ASE Enterprises Limited, Aintree Limited and JC Holdings Limited, and 265,024,820 common shares through Value Tower Limited and JC Holdings Limited. As a result, Jason C.S. Chang beneficially owned 949,352,706 common shares, representing 21.53% of our total outstanding shares (based on 4,410,443,432 common shares as of January 31, 2022). ASE Enterprises Limited is a company organized under the laws of Hong Kong. All of the outstanding shares of ASE Enterprises Limited are held by Aintree Limited. Aintree Limited is a company organized under the laws of the British Virgin Islands. All of the shares of Aintree Limited are held by JC Holdings Limited. Value Tower Limited is a company organized under the laws of the British Virgin Islands. Jason C.S. Chang is the sole director of Value Tower Limited and JC Holdings Limited is the sole shareholder of Value Tower Limited. The shares of JC Holdings Limited are held through intermediary holding companies and under a revocable trust established under the laws of the Bailiwick of Guernsey for the benefit of our chairman, Jason C.S. Chang, and his family. There were no significant changes in the percentage of ownership beneficially owned by Jason C.S. Chang in 2019, 2020 and 2021.

The following table sets forth information relating to our common shares held directly by our consolidated subsidiaries and our equity method investee as of January 31, 2022.

Name of Shareholder	Common Shares Beneficially Owned
	Number	Percentage
ASE Test (1)	44,100,236	1.00%
ASE Test Taiwan (2)	5,489,388	0.12%
J&R Holding Limited (3)	23,351,881	0.53%
Hung Ching (4)	44,130,751	1.00%

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

(2)
ASE Test Taiwan is our wholly owned subsidiary. ASE Test Taiwan’s ownership of our common shares is mainly the result of the merger of ASE Material with and into us in August 2004, and subsequent dividends upon shares received in connection with this merger. In order to comply with Singapore Companies Act, a trust had been established to hold and dispose our common shares issued to ASE Test Taiwan, which had been a subsidiary of ASE Test, upon completion of the merger. In December 2014, the trust established to hold the common shares issued to ASE Test Taiwan had been terminated because ASE Test Taiwan was no longer a subsidiary owned by ASE Test and therefore no longer subject to Singapore Companies Act requirements. As a result, ASE Test Taiwan directly owned 5,489,388 of our common shares as of January 31, 2022. See “—Related Party Transactions.”

(3)
J&R Holding Limited is our wholly owned subsidiary. J&R Holding Limited’s ownership of our common shares is the result of the merger of ASE Chung Li with and into us in August 2004, and subsequent dividends upon shares received in connection with this merger.

(4)
Hung Ching is our equity method investee. As of January 31, 2022, we held 26.2% of the outstanding shares of Hung Ching. Hung Ching acquired our common shares in open market transactions, subsequent dividends upon the acquired shares and shares purchased pursuant to the rights offered by the Company.

As of January 31, 2022, none of our major shareholders had voting rights different from those of our other shareholders. We are not aware of any arrangement that may at a subsequent date result in a change of control of us. Furthermore, other than disclosed above, we are not aware of any significant changes in the percentage of ownership held by our major shareholders in 2019, 2020 and 2021.
As of January 31, 2022, a total of 4,410,443,432 common shares were outstanding. With certain limited exceptions, holders of common shares that are not R.O.C. persons are required to hold their common shares through a brokerage account in the R.O.C. As of January 31, 2022, 314,328,372 common shares were registered in the name of a nominee of Citibank, N.A. the depositary under our ADS deposit agreement. Citibank, N.A., has advised us that, as of January 31, 2022, 157,164,010 ADSs, representing 314,328,020 common shares, were held of record by Cede & Co., and 176 ADSs, representing 352 common shares, were held by six other U.S. persons.
RELATED PARTY TRANSACTIONS
In recent years, we have awarded cash bonuses to the employees of our subsidiaries as part of their compensation, based in part on our consolidated net income and the subsidiaries’ contribution to our consolidated income. We expect to continue this practice in the future.
In order to comply with Singapore law and other applicable laws and regulations, trusts organized under R.O.C. law were established to hold and dispose of our common shares issued to ASE Test and ASE Test Taiwan in connection with the merger of ASE Chung Li and ASE Material into our company in August 2004. Under Section 76(1)(b)(ii) of Singapore’s Companies Act, Chapter 50, ASE Test, a Singapore company, may not purport to acquire, directly or indirectly, shares or units of shares in our company, ASE Test’s parent company. Pursuant to the applicable trust agreements, the trustee under each trust is (1) the registered owner of our common shares, (2) authorized to exercise all of the rights as a shareholder of our common shares, (3) authorized to sell our common shares, subject to market conditions, when such common shares become available for resale under R.O.C. law and in accordance with volume limitations under R.O.C. law, at its sole discretion; provided such common shares are sold (i) in compliance with R.O.C. laws and regulations, (ii) in an orderly manner in order to minimize the impact on the trading price of our common shares, and (iii) in a manner consistent with its fiduciary duties owed to ASE Test, and (4) able to transfer and deliver to ASE Test or ASE Test Taiwan the proceeds from the sale of our common shares and any cash dividends distributed, as the case may be. In February 2010, to complete the tender offer to acquire Universal Scientific Industrial, ASE Test transferred 141,808,499 shares to the shareholders of Universal Scientific Industrial. Neither ASE Test nor ASE Test Taiwan have any rights with respect to our common shares held in trust pursuant to the applicable trust agreements other than the right to receive the proceeds from the sale of such common shares and cash dividends declared while the shares remain in trust. In December 2014, the trust established to hold the common shares issued to ASE Test Taiwan had been terminated because ASE Test Taiwan was no longer a subsidiary owned by ASE Test and therefore no longer subject to the Singapore Companies Act requirements. As a result, ASE Test Taiwan directly owned 5,489,388 of our common shares as of January 31, 2022 and the trust established to hold the common shares issued to ASE Test held 44,100,236 of our common shares.
In order to demonstrate our commitment to environmental protection, in December 2013, ASE’s board of directors approved contributions to environmental protection efforts in Taiwan in a total amount of not less than NT$3,000.0 million, to be made in the next 30 years. For of the year ended 2021, we have made contributions in the amount of NT$100.0 million (US$3.6 million) through the ASE Environmental Protection and Sustainability Foundation to continuously implement the activities related to environmental protection projects.
In 2021, in consideration of corporate social responsibility, the board of directors approved the contributions of NT$10.0 million (US$0.4 million) to ASE Cultural and Educational Foundation for promoting the cultural and educational public welfare activities.
In the third quarter of 2021, ASE purchased real estate properties from HC, with an amount of NT$2,362.0 million (US$85.1 million) (tax excluded) which was primarily based on the independent professional appraisal reports and has been fully paid.

The subsidiaries, ASE and ASEE, separately entered into a joint construction and allocation of housing units agreement with HC in August 2021. The agreement stipulates that ASE and ASEE will provide land or leasehold land and fund to HC for plant construction and to allocate those housing units based on the independent professional appraisal reports. After the completion of the plant construction, ASE, ASEE and its affiliates will have the priority to purchase the plant.
USIE repurchased its own 2,271 thousand ordinary shares from the Group’s key management personnel with approximately NT$1,081.2 million (US$39.0 million) in December 2021.
INTERESTS OF EXPERTS AND COUNSEL
Not applicable.
Item 8. Financial Information
CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
Consolidated financial statements are set forth under “Item 18. Financial Statements.”
Export Sales
We categorize our revenues geographically based on the country in which the customer is headquartered. Revenues from our export sales were NT$361,937.7 million, NT$412,149.4 million and NT$475,399.1 million (US$17,137.7 million) in 2019, 2020 and 2021, respectively, which contributed 87.6%, 86.4% and 83.4% of our total sales volume for those periods, respectively. See “Item 4. Information on the Company—Business Overview—Sales and Marketing” for information on our export sales.
Legal Proceedings
K7 Plant Wastewater Discharge
On December 20, 2013, the KEPB imposed an administrative fine of NT$102.0 million (the “Original Fine”) upon us for violation of the Water Pollution Control Act. After we sought administrative remedies against the Original Fine, the Original Fine was revoked by final judgment of Supreme Administrative Court on June 8, 2017, and KEPB was ordered to refund the Original Fine to us. On December 27, 2019, KEPB refunded NT$55.1 million to us. On February 10, 2020, KEPB reimposed an administrative fine of NT$47.0 million (the “New Fine”) upon us and offset the New Fine by the remaining amount which shall be refunded to us, therefore no additional payment that we should make for the New Fine. After we filed an administrative appeal against the New Fine, the Administrative Appeal Review Committee of Kaohsiung City Government has revoked the New Fine on December 15, 2020 and remanded to KEPB for another legitimate administrative action.
Broadcom Patent Dispute
In May 2019, Broadcom Corporation, Broadcom Singapore Pte. Ltd. and Broadcom Limited (collectively “Broadcom”) filed a request for arbitration with the American Arbitration Association for a dispute over a Semiconductor Packaging Agreement that Broadcom and SPIL entered into in September 2012 (the “Semiconductor Packaging Agreement”). The Semiconductor Packaging Agreement stipulates that in the event the products provided by SPIL to Broadcom infringe upon third-party patent rights, SPIL must indemnify Broadcom for relevant loss suffered. In connection to the 2016 patent dispute between Broadcom and Tessera, Broadcom requested SPIL to indemnify Broadcom pursuant to the Semiconductor Packaging Agreement. In February 2020, Broadcom and SPIL settled this matter for a total amount of US$5.0 million.
Waste Disposal Discharge
Five employees and a waste disposal supplier of a subsidiary in China were accused by the Procuratorate of committing the crime of environmental pollution in 2018. During the trial, the Procuratorate claimed that the subsidiary should also be charged with corporate crime which caused the subsidiary received a change and addition indictment in October 2019. In June 2020, in the first trial, the court of first instance ruled that the subsidiary shall be imposed a fine of RMB400 thousand and return the benefit (RMB344 thousand) generated from such violation. Both of the fine and the return of benefit from violation were recognized by the subsidiary under the line item of other gains and losses. Because some of co-defendants
have filed an appeal against the judgment and, pursuant to local applicable law, the whole case will be deemed appealed. This case was denied by the court of second instance, which affirmed the judgment of the first instance, on April 7, 2021. The case was concluded.

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
Dividends and Dividend Policy
The following table sets forth the stock dividends paid during each of the years indicated and related information.

	Cash Dividends per Common Share	Stock Dividends per Common Share	Total Common Shares Issued as Stock Dividends	Outstanding Common Shares on Record Date (1)	Percentage of Outstanding Common Shares Represented by Stock Dividends
	NT$	NT$
2017	1.40	–	–	8,405,972,044	–
2018	2.50 (2)	–	–	4,319,674,282	–
2019	2.50	–	–	4,324,861,082	–
2020	2.00	–	–	4,338,439,132	–
2021	4.20	–	–	4,378,537,032	–

(1)	Aggregate number of common shares outstanding on the record date applicable to the dividend payment. Includes common shares issued in the previous year under our employee bonus plan.

(2)
Cash dividend from capital surplus. ASEH, the continuing entity of ASE, was established on April 30, 2018 and as such has no retained earnings. In June 2018, to protect shareholder’s interest, we resolved to distribute cash from capital surplus that was assumed from ASE’s retained earnings and generated from the Share Exchange process.

In order to meet the needs of our present and future capital expenditures, we anticipate paying both stock and cash dividends in the future. The form, frequency and amount of future cash or stock dividends on our common shares will depend upon our net income, cash flow, financial condition, shareholders’ requirement for cash inflow and other factors. According to our Articles of Incorporation, we have a general policy that cash dividend distribution shall not be less than 30% of the total dividend amount and the residual dividends shall be distributed in form of stocks in accordance with the distribution plan proposed by the board of directors and resolved by the general shareholders’ meeting.
In general, we are not permitted to distribute dividends or make other distributions to shareholders in any given year in which we did not have either earnings or retained earnings. Before distribution of dividends, we shall offset the losses incurred in prior years and set aside 10% of remaining net earnings as a legal reserve until the accumulated legal reserve equals our paid-in
capital, and then allocate or reverse a special surplus reserve in accordance with laws or regulations set forth by the authorities concerned. The remainder plus the undistributed earnings shall be distributed in accordance with the proposal submitted by the board of directors and adopted by the general meeting of shareholders. However, when earnings are distributed as cash dividends, this may be approved by the majority of the directors at a Board meeting in which over two-thirds
of the directors are present, and then reported to the shareholders’ meeting.

According to our Articles of Incorporation, the remuneration of our independent directors is set at NT$3.0 million (US$0.1 million) per person per year. For those that do not serve a full year, the remuneration will be calculated in proportion to the number of days of the term that were actually served. The additional remuneration of the Company’s independent directors who are also the members of the Company’s compensation committee is set at NT$360 thousand per person annually. For those that do not serve a full year, the additional remuneration will be calculated in proportion to the number of days of the term that were actually served. In addition if we are profitable, we set aside 0.01% to 1.00% of the profits as compensation to employees and 0.75% or less of the profits should be allocated as compensation to directors. While we have accumulated losses, the profit shall be set aside to compensate losses before distribution.
See “Item 10. Additional information—Articles of Incorporation—Dividends and Distributions.”
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
Item 9. The Offer and Listing
OFFER AND LISTING DETAILS
Our common shares have been listed on the TWSE under the symbol “3711” since April 30, 2018. The TWSE is an auction market where the securities traded are priced according to supply and demand through announced bid and ask prices. As of January 31, 2022, there was an aggregate of 4,410,443,432 of our common shares outstanding.
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
Our ADSs have been listed on the NYSE under the symbol “ASX” since April 30, 2018. The outstanding ADSs are identified by the CUSIP number 00215W100. As of January 31, 2022, a total of 157,164,186 ADSs were outstanding.
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
Our Articles of Incorporation provide, in Article 2, that we may engage in the General Investment Business, which includes investments in various businesses including agriculture, forestry, fishery, animal husbandry, industry, mining and merchandising business, investments in service companies, securities companies, bank insurance companies, trading companies, cultural companies, construction of residential buildings, commercial building, recreation businesses and tourist hotels-related business.
We were incorporated on April 30, 2018 as a company limited by shares under the R.O.C. Company Law. Our authorized share capital was NT$55,000,000,000, divided into 5,500,000,000 common shares with a par value of NT$10 per share. We do not have any equity in the form of preference shares or otherwise outstanding as of the date of this annual report.
Subject to limited exceptions, with the approval of our board of directors and the FSC, we may grant stock options to our employees; stock options worth NT$4,000,000,000 are reserved for employee subscription. We may issue new shares to employees with restricted rights after the resolutions of the shareholders’ meeting. See “Item 6. Directors, Senior Management and Employees—Compensation.”
Directors
Our Articles of Incorporation provide that we are to have nine directors, three independent directors and six non-independent
directors, who will be elected by the general shareholders’ meeting from candidates with legal capacity. Each director shall hold office for a term of three years, and may continue to serve in the office if re-elected.
The election of the directors of the Company shall be conducted pursuant to the R.O.C. Company Act and relevant regulations. The election of independent directors and non-independent
directors should be held concurrently, with the exception that the number of independent directors and non-independent
directors elected shall be calculated separately; those who receive votes representing more voting rights will be elected as independent directors or non-independent
directors.
Our audit committee replaced the function of supervisors in accordance with the R.O.C. Securities and Exchange Act to exercise the powers and duties of supervisors. The audit committee shall comprise solely of independent directors.
The candidate nomination system is used in the election of directors. Shareholders who hold 1% or more of our issued shares and the board of directors may nominate a list of candidates for directors.
Re-elections
are allowed. The board of directors have certain powers and duties, including (1) preparing business plans; (2) preparing surplus distribution or loss make-up
proposals; (3) preparing proposals to increase or decrease capital; (4) reviewing material internal rules and contracts; (5) hiring and discharging the general manager; (6) establishing and dissolving branch offices; (7) reviewing budgets and audited financial statements; and (8) other duties and powers granted by or in accordance with the R.O.C. Company Act or shareholders’ resolutions.

The board of directors is constituted of directors, and the Chairman and Vice Chairman are elected by more than half of the directors at a board meeting at which two-thirds
or more of the directors are present. If the Chairman is absent or unable to discharge his or her duties for any reason, his or her acting proxy shall be elected in accordance with the R.O.C. Company Act. Board meetings may be held in the R.O.C. or at any location that is convenient for the directors to attend and appropriate for the meeting to be convened, or by video conference. A director may appoint another director to attend a board meeting and vote by proxy, but only one proxy may be accepted.
Dividends and Distributions
In general, we are not permitted to distribute dividends or make other distributions to shareholders in any given year in which we did not have either earnings or retained earnings. Before distribution of dividends, we shall offset the losses incurred in prior years and set aside 10% of remaining net earnings as a legal reserve until the accumulated legal reserve equals our paid-in
capital, and then allocate or reverse a special surplus reserve in accordance with laws or regulations set forth by the authorities concerned. The remainder plus the undistributed earnings shall be distributed in accordance with the proposal submitted by the board of directors and adopted by the general meeting of shareholders. However, when earnings are distributed as cash dividends that may be approved by the majority of the directors at a board meeting, in which over two-thirds
of the directors are present, and then reported to the shareholders’ meeting.
According to our Articles of Incorporation, the remuneration of our independent directors is set at NT$3.0 million per person per year. For those that do not serve a full year, the remuneration will be calculated in proportion to the number of days of the term that were actually served. The additional remuneration of our independent directors who are also the members of our compensation committee is set at NT$360.0 thousand per person per year. For those that do not serve a full year, the additional remuneration will be calculated in proportion to the number of days of the term that were actually served.
If we are profitable, we set aside 0.01% to 1.00% of the profits as compensation to employees and 0.75% or less of the profits should be allocated as compensation to directors. While we have accumulated losses, the profit shall set aside to compensate losses before distribution.
At the annual general meeting of shareholders, our board of directors submits to the shareholders for their approval any proposal for the distribution of dividends or the making of any other distribution to shareholders from our net income for the preceding fiscal year. All common shares outstanding and fully paid as of the relevant record date are entitled to share equally in any dividend or other distribution so approved. Dividends may be distributed in cash, in the form of common shares or a combination of the two, as determined by the shareholders at the meeting. According to our Articles of Incorporation, we have a general policy that cash dividend distribution shall not be less than 30% of the total dividend amount and the residual dividends shall be distributed in form of stocks in accordance with the distribution plan proposed by the board of directors and resolved by the general shareholders’ meeting. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Dividends and Dividend Policy.”
The compensation being distributed to employees in the form of stock or cash shall be approved by more than half of the directors at a board meeting at which two-thirds
or more of the directors are present and report to the general shareholders’ meeting. In addition to permitting dividends to be paid out of earnings or retained earnings, R.O.C. Company Act permits us to make distributions to our shareholders in cash or in the form of common shares from capital surplus and the legal reserve. While legal reserve is distributed by issuing new shares or by cash, only the portion of legal reserve which exceeds 25% of our paid-in
capital can be distributed. . We distribute profit to employees in the form of shares by a resolution of a meeting of board of directors may resolve, at the same meeting of the board of directors, to distribute the shares by way of new shares to be issued by us or existing shares to be repurchased by us.
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
Meetings of Shareholders
General shareholders’ meetings include both annual general meetings and extraordinary general meetings. We are required to hold an annual general meeting of our shareholders within six months following the end of each fiscal year. These meetings are generally held in Kaohsiung, Taiwan. Any shareholder who holds 1% or more of our issued and outstanding shares may submit one proposal for discussion at our annual general meeting. Extraordinary general shareholders’ meetings may be convened by resolution of the board of directors or by the board of directors upon the written request of any shareholder or shareholders who have held 3% or more of the outstanding common shares for a period of one year or longer or shareholders who have held more than 50% of the outstanding common shares for three months or longer. Shareholders’ meetings may also be convened by member(s) of the audit committee. Notice in writing of meetings of shareholders, stating the place, time and purpose, must be dispatched to each shareholder at least 30 days, in the case of annual general meetings, and 15 days, in the case of extraordinary meetings, before the date set for each meeting. A majority of the holders of all issued and outstanding common shares present at a shareholders’ meeting constitutes a quorum for meetings of shareholders.
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

●	amendment to the Articles of Incorporation, including increase of authorized share capital and any changes of the rights of different classes of shares;

●
execution, amendment or termination of any contract through which the company leases its entire business to others, or the company appoints others to operate its business, or the company operates its business with others on a continuous basis;

●	transfer of its entire business or assets or a substantial part of its business or assets;

●	acquisition of the entire business or assets of any other company, which would have a significant impact on the company’s operations;

●	distribution of any stock dividend;

●	dissolution, merger or spin-off of the company;

●	issuance of restricted stocks to employees; and

●	removal of the directors.
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
If the depositary timely receives voting instructions from owners of at least 51.0% of the outstanding ADSs to vote in the same direction regarding one or more resolutions to be proposed at the meeting including election of directors the depositary will notify our chairman or his designee to attend the meeting and vote all the securities represented by the holders’ ADSs in accordance with the direction received from owners of at least 51.0% of the outstanding ADSs.
If we have timely provided the depositary with the materials described in the deposit agreement and the depositary has not timely received instructions from holders of at least 51.0% of the outstanding ADSs to vote in the same direction regarding any resolution to be considered at the meeting, then holders of ADSs will be deemed to have authorized and directed the depositary bank to give a discretionary proxy to our chairman or his designee to attend and vote at the meeting our common shares represented by the ADSs in any manner our chairman or his designee may wish, which may not be in the interests of holders.

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

●	annual general meeting—60 days;

●	extraordinary general shareholders’ meeting—30 days; and

●	relevant record date for distribution of dividends, bonuses or other interests—5 days.
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
Acquisition of Common Shares by ASEH
Under the R.O.C. Securities and Exchange Act, we may purchase our own common shares for treasury stock under limited circumstances, including:

●	to transfer shares to our employees;

●	to deliver shares upon the conversion or exercise of bonds with warrants, preferred shares with warrants, convertible bonds, convertible preferred shares or warrants issued by us; and

●	to maintain our credit and our shareholders’ equity, provided that the shares so purchased shall be canceled.
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
Transfer Restrictions
Substantial Shareholders
The R.O.C. Securities and Exchange Act currently requires:

●
each director, manager, or substantial shareholder (that is, a shareholder who holds more than 10.0% of the shares of a company), together with their respective spouses, minor children or nominees, to report any change in that person’s shareholding (as well as such respective spouses, minor children or nominees), on a monthly basis, to the issuer of the shares; and

●
each director, manager, or substantial shareholder, together with their respective spouses, minor children or nominees, after acquiring the status of director, manager, or substantial shareholder for a period of six months, to report his or her intent to transfer any shares (as well as such respective spouses, minor children or nominees) on the TWSE or on the Taipei Exchange to the FSC at least three days before the intended transfer, unless the number of shares to be transferred does not exceed 10,000 shares.

In addition, the number of shares that can be sold or transferred on the TWSE or on the Taipei Exchange by any person subject to the restrictions described above on any given day may not exceed the greater of:

●	0.2% of the outstanding shares of the company in the case of a company with no more than 30 million outstanding shares; or

●	0.2% of 30 million shares plus 0.1% of the outstanding shares exceeding 30 million shares in the case of a company with more than 30 million outstanding shares; and

●
5.0% of the average trading volume (number of shares) on the TWSE for the 10 consecutive trading days preceding the reporting day on which the director, manager or substantial shareholder reports the intended share transfer to the FSC.

These restrictions do not apply to sales or transfers of our ADSs.
MATERIAL CONTRACT
Disposal of Advanced Shanghai, ASEKS, ASEN and ASEWH
The disposal agreement for Advanced Shanghai, ASEKS, ASEN and ASEWH, or collectively, the China Sites, was entered into on December 1, 2021 between ASEH and certain of its subsidiaries, as sellers, and Beijing Wise Road Asset Management Co., Ltd., or Wise Road Capital, as purchaser. Pursuant to the disposal agreement, Wise Road Capital acquired the entire equity interest in GAPT Holding Limited, Global Advanced Packaging Test (HongKong) Limited and the China Sites, or collectively, the Disposed Companies, from ASEH and certain of its subsidiaries. The transaction completed on December 16, 2021.

The total consideration for the sale of the Disposed Companies was US$1.33 billion, comprising of (i) US$1.08 billion in cash, plus the cash held by the Disposed Companies, less the debt held by the Group Companies, at closing with further adjustment post-completion; and
(ii) follow-on
cash consideration of US$380 million, payable following the expiry of a six-month
period from the date of completion or a longer period as agreed by the parties.
Under the disposal agreement, ASEH and certain of its subsidiaries gave Wise Road Capital certain warranties and indemnities in relation to the shares, equity interests and assets that were the subject of the disposal. In addition, ASEH and certain of its subsidiaries provided an indemnity in relation to the potential liabilities of the Disposed Companies arising out of litigation, tax, third-party software license and social security and housing fund matters. Pursuant to the disposal agreement, Wise Road Capital shall procure that the Disposed Companies shall, as soon as practicable, but in any event by June 30, 2022, remove from each of their company or trading name, domain name, logo or trade or service mark (whether registered or unregistered) references to us.
The disposal of the China Sites would realign the Group’s resources to focus on the major operations in the P.R.C., such as SPIL, and to generate more cash resources for organic expansion and strategic investments to address other opportunities in the P.R.C.
Share Purchase Agreement between USI Shanghai and the Shareholders of Financiere AFG S.A.S.
On December 12, 2019, the shareholders of FAFG and USI Shanghai entered into a share purchase agreement and a framework agreement pursuant to which the shareholders of FAFG undertook to sell the control of FAFG to USI Shanghai under the following terms and conditions:

●
pursuant to the FAFG Share Purchase Agreement, USIFR would acquire 71,530,174 shares, representing approximately 89.6% of the share capital and voting rights of FAFG, as of the closing date (“First FAFG Closing Date”) provided under the FAFG Share Purchase Agreement for the transfer of such shares (“FAFG First Transaction”);

●
pursuant to the framework agreement, as from the First FAFG Closing Date, ASDI would keep 8,317,462 shares, representing approximately 10.4% of the share capital and voting rights of FAFG, which would be (i) subsequently exchanged by ASDI against new shares issued by USI Shanghai, (ii) or alternatively, if such exchange is not possible, against a cash payment in an amount corresponding to the price per FAFG share used in the context of the First FAFG Transaction (the “Second FAFG Transaction” and, together with the First FAFG Transaction, the “FAFG Transaction”). In case of exchange of shares, the USI Shanghai shares granted to ASDI would be locked up for a period of time to be agreed upon with the Chinese listing authorities, but which shall not exceed 36 months as from the completion of the Second FAFG Transaction.

On December 1, 2020, USI Shanghai and USIFR successfully completed the acquisition of 100% of the shares of FAFG. Upon making payment of the cash consideration, USIFR paid NT$10,800,558 thousand to acquire 71,530 thousand shares of FAFG (approximately 89.6% of the issued shares of FAFG) and USI Shanghai issued its 25,940 thousand new ordinary shares, which amounted to NT$1,734,570 thousand, as share consideration in exchange for 8,318 thousand shares of FAFG (approximately 10.4% of the issued shares of FAFG). As a result, USI has acquired 100% of FAFG’s total issued shares, 79,848 thousand shares. In addition, USIFR is obliged to pay an additional amount up to US$42,805 thousand, in 2023 if FAFG’s net profit in 2021 and 2022 reaches the predetermined target. In December 2020, USIFR deposited NT$294,244 thousand (equivalent to US$10,122 thousand) in advance to trust account. Based on the fair value report of the contingent consideration, USIFR will be able to receive NT$385,735 thousand back, of which NT$294,244 thousand will be received from trust account while NT$91,491 thousand will be received additionally.
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

●
each SPIL common share, par value NT$10 per share, was issued immediately prior to the Effective Time (including SPIL’s treasury shares and the common shares of SPIL beneficially owned by ASE) and was transferred to ASEH in consideration for the right to receive NT$51.2, which represented NT$55 minus
a cash dividend and a return of capital reserve of NT$3.8 per common share of SPIL distributed by SPIL on July 1, 2016, payable in cash in NT dollars, without interest and net of any applicable withholding taxes (“SPIL Common Shares Cash Consideration”); and

●
each SPIL American depositary share, representing five common shares of SPIL was canceled in exchange for the right to receive through JPMorgan Chase Bank, N.A., as depositary for the SPIL American depositary shares (“SPIL Depositary”), the U.S. dollar equivalent of NT$256 (representing five times of the SPIL Common Shares Cash Consideration)
minus
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

●
each common share of ASE, par value NT$10 per share, issued immediately prior to the Effective Time (including ASE’s treasury shares), was transferred to ASE Technology Holding in consideration for the right to receive 0.5 ASE Technology Holding common shares, par value NT$10 per share; and

●
each ASE ADS, representing five common shares of ASE, represented the right to receive 1.25 ASEH ADS. Each ASEH ADS represents two ASEH common shares upon surrender for cancellation to Citibank, N.A., as depositary for the ASE ADSs, after the Effective Time. The ratio at which the common shares of ASE were exchanged for the common shares of ASEH and ASE ADSs were exchanged for ASEH American depositary shares is hereinafter referred to as the “Exchange Ratio.”

Under Republic of China law, if any fractional ASEH common shares that represented less than one common share was otherwise allotted to former holders of ASE common shares in connection with the Share Exchange, those fractional shares would not be issued to those shareholders. Pursuant to the Joint Share Exchange Agreement, ASE aggregated the fractional entitlements and sold the aggregated ASE common shares using the closing price of ASE common shares on the TWSE on the ninth R.O.C. Trading Day prior to the Effective Time, to an appointee of the Chairman of ASEH. The cash proceeds from the sale were distributed to the former holders of ASE common shares by ASEH on a proportionate basis in accordance with their respective fractions at the Effective Time.
On February 12, 2018, ASE held an extraordinary general shareholders’ meeting and approved the Joint Share Exchange Agreement and approved ASEH’s share capital to be NT$50,000,000,000.
On March 26, 2018, TWSE approved the delisting of common shares of ASE and SPIL on April 30, 2018 and the listing of common shares of ASEH on the same day. On April 30, 2018, the Share Exchange consummated, ASE and SPIL became wholly owned subsidiaries of ASEH, and ASEH began trading on TWSE under the stock symbol “3711” and on NYSE under the same ticker symbol “ASX.”
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
The FSC announced the P.R.C. Regulations on April 30, 2009. According to the P.R.C. Regulations, a P.R.C. QDII is allowed to invest in R.O.C. securities (including less than 10.0% (or less in certain industries) of shareholding of a R.O.C. company listed on the TWSE or the Taipei Exchange), provided that the total investment amount of any QDII does not exceed US$500 million. The custodians of QDIIs must apply with the TWSE for the remittance amount for each QDII, which cannot exceed US$100 million, and QDII can only invest in R.O.C. securities at an amount approved by the TWSE. In addition, QDIIs are currently prohibited from investing in certain industries, and their investment in any company of certain other industries is restricted to a certain percentage pursuant to a list promulgated by the FSC and amended from time to time. P.R.C. investors other than QDII are prohibited from making investments in a R.O.C. company listed on the TWSE or the Taipei Exchange if the investment is less than 10.0% of the equity interest of such R.O.C. company.

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
Apart from trade-related or service-related foreign exchange transactions, R.O.C. companies and individual residents of the R.O.C. reaching the age of 20 years old may, without foreign exchange approval, remit foreign currency of up to US$50 million (or its equivalent) and US$5 million (or its equivalent) to and from the R.O.C. (or such other amount as determined by the Central Bank of the Republic of China (Taiwan) from time to time at its discretion in consideration of the economic and financial conditions of the R.O.C. or the needs to maintain the order of the foreign exchange market in the R.O.C.), respectively, in each calendar year. The above limits apply to remittances involving either a conversion of NT dollars into a foreign currency or a conversion of foreign currency into NT dollars. In addition, a requirement is also imposed on all enterprises incorporated or registered in the R.O.C. to register their medium- and long-term foreign debts with the Central Bank of the Republic of China (Taiwan).
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
TAXATION
R.O.C. Taxation
The following discussion describes the material R.O.C. tax consequences of the ownership and disposition of our common shares or ADSs by and to a nonresident individual or nonresident entity holder that owns our common shares or ADSs (referred to here as a
“non-R.O.C.
holder”). As used in the preceding sentence, a “nonresident individual” is a
non-R.O.C.
national who owns our common shares or ADSs and is not physically present in the R.O.C. for 183 days or more during any calendar year, and a “nonresident entity” is a corporation or a non-corporate
body that owns our common shares or ADSs, is organized under the laws of a jurisdiction other than the R.O.C. and has no fixed place of business or business agent in the R.O.C.
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
Securities Transaction Tax
Securities transaction tax will be imposed on the seller at the rate of 0.3% of the transaction price upon a sale of common shares. Transfers of ADSs are not subject to R.O.C. securities transaction tax. During the one-year
period from April 28, 2017 to April 27, 2018, the tax rate for day trading of shares meeting certain criteria was reduced to 0.15%. The Legislative Yuan approved on April 13, 2018 is an extension of the aforesaid reduction in the tax rate. Under the amended Securities Transaction Tax Act, which became effective on April 27, 2018, the aforesaid reduction in the tax rate applies until December 31, 2024.
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
Estate and Gift Tax
R.O.C. estate tax is payable on any property within the R.O.C. left by a deceased nonresident individual, and R.O.C. gift tax is payable on any property within the R.O.C. donated by a nonresident individual. Estate tax and gift tax are currently imposed at the progressive rates of 10%, 15% and 20%. Under the R.O.C. Estate and Gift Tax Act, common shares issued by R.O.C. companies are deemed property located in the R.O.C. without regard to the location of the owner. It is unclear whether a holder of ADSs will be considered to own common shares for this purpose.
Tax Treaty
At present, the R.O.C. has income tax treaties with Indonesia, Singapore, New Zealand, Australia, the United Kingdom, South Africa, Gambia, eSwatini (Swaziland), Malaysia, North Macedonia, the Netherlands, Senegal, Sweden, Belgium, Denmark, Israel, Vietnam, Paraguay, Hungary, France, India, Slovakia, Switzerland, Germany, Thailand, Kiribati, Luxembourg, Austria, Italy, Japan, Canada, Poland, Czech Republic and Saudi Arabia. These tax treaties may limit the rate of R.O.C. withholding tax on dividends paid with respect to common shares issued by R.O.C. companies. A
non-R.O.C.
holder of ADSs may or may not be considered as the beneficial owner of common shares for the purposes of such treaties. Accordingly, holders of ADSs who wish to apply a reduced withholding tax rate that is provided under a tax treaty should consult their own tax advisers concerning such application. The U.S. does not have an income tax treaty with the R.O.C.
United States Federal Income Taxation
The following discussion describes material U.S. federal income tax consequences of the ownership and disposition of our common shares or ADSs to the U.S. Holders described below that hold such common shares or ADSs as capital assets for U.S. federal income tax purposes. As used herein, a “U.S. Holder” is a person that, for U.S. federal income tax purposes, is a beneficial owner of our common shares or ADSs and:

●	a citizen or individual resident of the U.S.;

●	a corporation, or other entity taxable as a corporation, created or organized under the laws of the U.S. or of any political subdivision of the U.S.; or

●	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.
This discussion does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) known as the Medicare contribution tax, and tax consequences that may be relevant to U.S. Holders subject to special rules, including:

●	insurance companies;

●	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

●	dealers or traders in securities that use a mark-to-market method of accounting for U.S. federal income tax purposes;

●	certain financial institutions;

●	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

●	persons holding common shares or ADSs in connection with a trade or business conducted outside of the U.S.;

●	persons that hold or will hold common shares or ADSs as part of a straddle, hedge, conversion transaction, integrated transaction or similar transaction;

●	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

●	persons that own or are deemed to own 10% or more of the voting power or value of our stock; or

●	persons that acquired our common shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation.
If an entity that is classified as a partnership for U.S. federal income tax purposes holds our common shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our common shares or ADSs and their partners should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of our common shares or ADSs.
This discussion is based on the Code, final, temporary and proposed Treasury regulations, administrative pronouncements and judicial decisions, all as of the date hereof. These laws and regulations are subject to change, possibly with retroactive effect.
In general, for U.S. federal income tax purposes, a U.S. Holder that owns ADSs should be treated as the owner of the common shares represented by the ADSs. Accordingly, no gain or loss should be recognized if a U.S. Holder exchanges ADSs for the common shares represented by those ADSs.
U.S. Holders should consult their tax advisers with regard to the application of the U.S. federal income tax laws to their common shares or ADSs, as well as any tax consequences arising under the laws of any state, local or
non-U.S.
taxing jurisdiction.

Dividends
Distributions paid on our common shares or ADSs, other than certain pro rata distributions of our common shares to all holders of our common shares and ADSs, generally will constitute dividend income to the extent paid out of our current or accumulated earnings and profits, as determined in accordance with U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. The amount a U.S. Holder will be required to include in income with respect to any dividend paid in NT dollars will be equal to the U.S. dollar value of the NT dollars paid, calculated by reference to the exchange rate in effect on the date the payment is received by the depositary (in the case of ADSs) or by a U.S. Holder (in the case of common shares), regardless of whether the payment is in fact converted into U.S. dollars on the date of receipt. If a U.S. Holder does not convert the NT dollars so received into U.S. dollars on the date of receipt, any gain or loss recognized on a subsequent sale or other disposition of the NT dollars generally will be U.S.-source ordinary income or loss. The amount of any taxable distribution of property other than cash will be the fair market value of such property on the date of distribution. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code.
Subject to applicable limitations, certain dividends paid by “qualified foreign corporations” to certain non-corporate
U.S. Holders are taxable at the preferential rates applicable to long-term capital gain. A
non-U.S.
corporation is treated as a qualified foreign corporation with respect to dividends it pays on shares (or depositary shares representing such shares) that are readily tradable on a securities market in the U.S., such as the NYSE, where our ADSs are traded.
Non-corporate
U.S. Holders should consult their tax advisers to determine whether these preferential rates may apply to dividends they receive and whether they are subject to any special rules that limit their ability to be taxed at these preferential rates.
Dividend income will be foreign-source and will include the amount of any R.O.C. taxes withheld thereon (reduced by any credit against the withholding tax on account of the retained earnings tax imposed on us). Subject to applicable limitations and restrictions, some of which vary depending upon the U.S. Holder’s circumstances (such as a requirement to satisfy certain minimum holding periods), R.O.C. taxes withheld from dividend distributions (reduced by any credit against the withholding tax on account of the retained earnings tax imposed on us) generally will be eligible for credit against the U.S. Holder’s U.S. federal income tax liability if such taxes were paid or accrued in a taxable year beginning before December 28, 2021. For other taxable years, recently issued Treasury regulations impose additional requirements for
non-U.S.
taxes to be eligible for credit, and we have not determined whether R.O.C. withholding taxes would satisfy the requirements of these regulations. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. In lieu of claiming a credit, U.S. Holders may, at their election, deduct otherwise creditable R.O.C. taxes in computing their taxable income, subject to generally applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all
non-U.S.
taxes paid or accrued in the taxable year. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability or deductibility of any R.O.C. tax generally (including under the Treasury regulations mentioned above) and in their particular circumstances.
Certain
pro rata
distributions of common shares by us to all our shareholders (including ADS holders) will not be subject to U.S. federal income tax. Accordingly, these distributions will not give rise to U.S. federal income against which the R.O.C. tax imposed on these distributions may be credited. U.S. Holders should consult their tax advisers as to whether any R.O.C. tax imposed on such distributions may be creditable in general, and if so, the extent to which such R.O.C. tax may be creditable against their U.S. federal income tax on foreign-source income from other sources.
Capital Gains
A U.S. Holder generally will recognize U.S.-source capital gain or loss for U.S. federal income tax purposes on the sale or exchange of our common shares or ADSs, which will be long-term capital gain or loss if our common shares or ADSs have been held by the U.S. Holder for more than one year. The amount of gain or loss will be equal to the difference between the U.S. Holder’s tax basis in our common shares or ADSs disposed of and the amount realized on disposition, in each case as determined in U.S. dollars. A U.S. Holder’s basis in our common shares or ADSs acquired for cash will generally equal the U.S. Holder’s cost of such common shares or ADSs. U.S. Holders should consult their tax advisers about the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate
taxpayers, and capital losses, the deductibility of which may be limited.

The R.O.C. securities transaction tax imposed upon a sale of common shares (as discussed above under “R.O.C. Taxation—Securities Transaction Tax”) will not be treated as creditable foreign tax for U.S. federal income tax purposes. However, such tax may be deductible or reduce the amount realized by a U.S. Holder upon a disposition of our common shares.
Passive Foreign Investment Company Rules
We believe that we were not a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for our 2021 taxable year. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including its equity investments) from time to time, there can be no assurance that we will not be a PFIC for any taxable year.
If we are a PFIC for any taxable year during which a U.S. Holder owns a common share or an ADS, certain adverse consequences could apply to that U.S. Holder, such as an increased U.S. federal income tax liability on gains from depositions of our common shares or ADSs, or on certain excess distributions. In addition, if we are a PFIC for any taxable year during which a U.S. Holder owns a common share or an ADS, such U.S. Holder will generally be required to file Internal Revenue Service Form 8621 with its annual U.S. federal income tax returns, subject to certain exceptions. Furthermore, if we are a PFIC for any taxable year in which we pay a dividend or the preceding taxable year, any preferential tax that may have otherwise applied in the case of non-corporate
U.S. Holders will not be available. U.S. Holders should consult their tax advisers regarding the potential application of the PFIC rules to their ownership or disposition of our common shares or ADSs.
Information Reporting and Backup Withholding
Payments of dividends and sales proceeds that are made within the U.S. or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is an exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.
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
for further information on the operation of the Public Reference Room. The reports and other information we file electronically with the SEC are also available to the public from the SEC’s website at
https://www.sec.gov
.
Information about ASEH is also available to the public on our website at
https://www.aseglobal.com
.
SUBSIDIARY INFORMATION
Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk
The derivative instruments used by us were to mitigate risks arising from ordinary business operations. Our risk management department monitored risks to mitigate risk exposures, and reported unsettled positions, transaction balances and related gains or losses to our chief financial officer on monthly basis. See Note 34 to our consolidated financial statements included in this annual report for details.
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
Interest Rate Risk.
Our exposure to interest rate risks relates primarily to our borrowings with floating rates, which are normally incurred to support our corporate activities and capital expenditures. We utilized financing instruments with low interest rates and favorable terms to maintain low financing cost, and adequate banking facilities, as well as to hedge interest rate risk. In addition, certain of our borrowings are based on LIBOR, and we cannot predict the alternative reference rates may cause a reduction in our interest income and/or an increase in our interest expense in response to the discontinuation of LIBOR.
For assets and liabilities with floating interest rates, a 100 basis point increase or decrease was used when reporting interest rate risk internally to key management personnel. If interest rates had been 100 basis points (1%) higher or lower and all other variables held constant, our profit before income tax for the year ended 2021 would have decreased or increased approximately by NT$959.0 million (US$34.6 million). Hedging contracts and hedged items have been taken into account while measuring the changes in profit before income tax. The abovementioned sensitivity analysis mainly focused on the interest rate items at the end of year. As the year-end
exposure did not reflect the exposure for the year ended December 31, 2021, the abovementioned sensitivity analysis was unrepresentative of 2021.
The tables below set forth information relating to our significant obligations, including short-term borrowings and long-term borrowings, including bank loans, bills payable and bonds payable as of December 31, 2021.
Expected Maturity Date

		Expected Maturity Date
	2022	2023	2024	2025	2026	Thereafter	Total	Fair Value
	(in millions, except percentages)
Short-term borrowings:
Variable rate (NT$)	9,103.0	-	-	-	-	-	9,103.0	9,103.0
Average interest rate	1.29%	-	-	-	-	-	1.29%	-
Fixed rate (NT$)	6,600.0	-	-	-	-	-	6,600.0	6,600.0
Average interest rate	0.94%	-	-	-	-	-	0.94%	-
Variable rate (US$)	306.7	-	-	-	-	-	306.7	306.7
Average interest rate	1.69%	-	-	-	-	-	1.69%	-
Fixed rate (US$)	113.3	-	-	-	-	-	113.3	113.3
Average interest rate	1.02%	-	-	-	-	-	1.02%	-
Variable rate (RMB)	965.4	-	-	-	-	-	965.4	965.4
Average interest rate	3.57%	-	-	-	-	-	3.57%	-
Fixed rate (RMB)	129.0	-	-	-	-	-	129.0	129.0
Average interest rate	3.55%	-	-	-	-	-	3.55%	-
Variable rate (EUR)	138.4	-	-	-	-	-	138.4	138.4
Average interest rate	0.82%	-	-	-	-	-	0.82%	-
Fixed rate (EUR)	53.0	-	-	-	-	-	53.0	53.0
Average interest rate	0.79%	-	-	-	-	-	0.79%	-
Variable rate (HKD)	832.6	-	-	-	-	-	832.6	832.6
Average interest rate	2.08%	-	-	-	-	-	2.08%	-
Long-term borrowings:
Variable rate (NT$)	419.3	54,308.8	1,608.7	1,600.4	1,100.4	2,196.9	61,234.5	61,234.5
Average interest rate	0.33%	1.06%	0.56%	0.52%	0.44%	-0.48%	0.96%	-
Fixed rate (NT$)	9,904.8	5,000.0	13,902.4	15,000.0	3,500.0	2,000.0	49,307.2	49,307.2
Average interest rate	0.47%	1.03%	1.43%	0.88%	1.03%	0.95%	0.98%	-
Variable rate (US$)	92.6	1,359.7	353.2	-	-	-	1,805.5	1,805.5

		Expected Maturity Date
	2022	2023	2024	2025	2026	Thereafter	Total	Fair Value
	(in millions, except percentages)
Average interest rate	1.93%	1.97%	2.04%	-	-	-	1.98%	-
Fixed rate (EUR)	-	152.5	-	-	-	-	152.5	152.5
Average interest rate	-	0.40%	-	-	-	-	0.40%	-
Variable rate (RMB)	357.5	477.8	221.7	208.9	222.9	1,003.2	2,492.0	2,492.0
Average interest rate	4.07%	4.34%	4.60%	4.92%	5.01%	1.85%	3.43%	-
Fixed rate (RMB)	-	-	-	-	-	779.8	779.8	779.8
Average interest rate	-	-	-	-	-	0.10%	0.10%	-
Foreign Currency Exchange Rate Risk.
Our foreign currency exposure gives rise to market risk associated with exchange rate movements against the NT dollar, our functional currency. Currently, the majority of our revenues are denominated in U.S. dollars, with a portion denominated in NT dollars and Japanese yen. Our costs of revenues and operating expenses are incurred in several currencies, primarily in NT dollars, U.S. dollars, RMB, Japanese yen, Korean won, and Euro, as well as, to a lesser extent, Singapore dollars, and Malaysian ringgit. In addition, a substantial portion of our capital expenditures, primarily for the purchase of packaging and testing equipment, has been, and is expected to continue to be, denominated primarily in U.S. dollars with the remainder in Japanese yen. The majority of our borrowings are denominated in NT dollars, U.S. dollars and RMB. Fluctuations in exchange rates, primarily among the U.S. dollar and Japanese yen against the NT dollar, RMB and EUR, will affect our costs and operating margins and could result in exchange losses and increased costs in NT dollar and other local currency terms.
We use 1% fluctuation when reporting foreign currency exchange rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign currency exchange rates. The sensitivity analysis included financial assets and liabilities and intercompany receivables and payables within the Group. The changes in profit before income tax due to a 1% change in U.S. dollar and Japanese yen against NT dollar, RMB and EUR would be NT$38.0 million (US$1.4 million) for the year ended December 31, 2021. The abovementioned sensitivity analysis mainly focused on the foreign currency monetary items at each balance sheet date. As the period-end
exposure did not reflect the exposure for the year ended December 31, 2021, the abovementioned sensitivity analysis was unrepresentative.
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
The table below sets forth our outstanding forward exchange contracts, swap contracts and target redemption forward contracts, for which the expected maturity dates are in 2022, in aggregate terms by type of contract as of December 31, 2021.

	Forward Exchange Contracts	Swap Contracts	Target Redemption Forward Contracts

Buy US$ against NT$
Notional Amount	US$125.0 million	US$1,903.0 million	-
Weighted Average Strike Price	US$/NT$27.726	US$/NT$27.807	-
Fair Value	Negative US$0.882 million	Negative US$11.180 million	-

Buy US$ against RMB
Notional Amount	US$114.0 million	US$409.0 million	-
Weighted Average Strike Price	US$/RMB6.383	US$/RMB6.400	-
Fair Value	US$0.005 million	Negative US$1.002 million	-

Buy JP¥ against RMB
Notional Amount	JP¥630.0 million	-	-
Weighted Average Strike Price	JP¥/RMB0.056	-	-
Fair Value	Negative US$0.024 million	-	-

Buy US$ against EUR
Notional Amount	-	-	US$3.5 million
Weighted Average Strike Price	-	-	US$/EUR0.858
Fair Value	-	-	US$0.018 million

Sell US$ against NT$
Notional Amount	US$10.0 million	US$570.1 million	-
Weighted Average Strike Price	US$/NT$27.774	US$/NT$27.792	-
Fair Value	US$0.033 million	US$2.300 million	-

Sell US$ against RMB
Notional Amount	US$265.0 million	US$54.4 million	-
Weighted Average Strike Price	US$/RMB6.421	US$/RMB6.428	-
Fair Value	US$0.534 million	US$0.300 million	-

Sell US$ against JP¥
Notional Amount	US$94.7 million	US$17.7 million	-
Weighted Average Strike Price	US$/JP¥113.881	US$/JP¥113.178	-
Fair Value	Negative US$0.977 million	Negative US$0.291 million	-

Sell US$ against MYR
Notional Amount	US$8.0 million	-	-
Weighted Average Strike Price	US$/MYR4.179	-	-
Fair Value	US$0.032 million	-	-

Sell US$ against SGD
Notional Amount	US$16.9 million	-	-
Weighted Average Strike Price	US$/SGD1.357	-	-
Fair Value	US$0.080 million	-	-

Sell US$ against KRW
Notional Amount	-	US$37.5 million	-
Weighted Average Strike Price	-	US$/KRW1,184.500	-
Fair Value	-	Negative US$0.047 million	-

Sell US$ against EUR
Notional Amount	US$0.5 million	-	-
Weighted Average Strike Price	US$/EUR0.884	-	-
Fair Value	US$0.000 million	-	-

Other Market Risk.
Our exposure to other market risk relates primarily to our investments in non-derivative
financial assets at FVTPL which include quoted ordinary shares, open-end
mutual funds, unquoted preferred shares, private-placement funds, and investments in equity instruments at FVTOCI, which include unquoted ordinary shares, unquoted preferred shares and limited partnerships. The value of these investments may fluctuate based on various factors including prevailing market conditions. Moreover, the fair value of investments in unlisted securities may be significantly different from their carrying value. As of December 31, 2021, our investments in quoted ordinary shares, open-end
mutual funds, unquoted preferred shares and private-placement funds classified as financial assets at FVTPL were NT$4,923.4 million (US$177.5 million). As of December 31, 2021, our investments in equity instruments at FVTOCI were NT$943.4 million (US$34.0 million). If equity price was 1.0% higher or lower, profit before income tax would have increased or decreased approximately by NT$49.0 million (US$1.7 million) for the same period and other comprehensive income before income tax would have increased or decreased approximately by NT$9.0 million (US$0.3 million) for the same period. Furthermore, fluctuations in gold prices may also affect the price at which we have been able to purchase gold wire. How this will impact the results of our operations depends on whether such costs can be transferred onto our customers.
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

Issuance of ADSs (e.g., an issuance upon a deposit of shares, upon a change in
ADS(s)-to-common
shares(s) ratio, or for any other reason), excluding issuances as a result of distributions of common shares
Up to U.S. $5.00 per 100 ADSs issued

Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited common shares, upon a change in the ADS(s)-to-common share(s) ratio, or for any other reason)	Up to U.S. $5.00 per 100 ADSs cancelled

Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S. $5.00 per 100 ADSs held

Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. $5.00 per 100 ADSs held

Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to U.S. $5.00 per 100 ADSs held

ADS Services	Up to U.S. $5.00 per 100 ADSs held on the applicable record date(s) established by the Depositary
As an ADS holder you will also be responsible to pay certain charges such as:

●	taxes (including applicable interest and penalties) and other governmental charges;

●
the registration fees as may from time to time be in effect for the registration of common shares on the share register and applicable to transfers of common shares to or from the name of the custodian, the Depositary or any nominees upon the making of deposits and withdrawals, respectively;

●	certain cable, telex and facsimile transmission and delivery expenses;

●	the expenses and charges incurred by the Depositary in the conversion of foreign currency;

●	the fees and expenses incurred by the Depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to common shares, ADSs and ADRs; and

●	the fees and expenses incurred by the Depositary, the custodian or any nominee in connection with the servicing or delivery of deposited property.
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
Depositary Payments
In 2021, we received the following payments from Citibank, N.A., the depositary bank for our ADR programs. The table below sets forth details of the amount we received from Citibank, N.A.

Items	Depositary Payments
US$
Reimbursement of Legal Fees	8,430.24
Direct reimbursement	2,349,377.37

Net payment received by us (1)	2,357,807.61

(1)	Net of U.S. withholding tax.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15. Controls and Procedures
Disclosure Controls and Procedures
As of December 31, 2021, our management, with the participation of our principal executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as defined in Rules
13a-15(e)
and
15(d)-15(e)
under the Exchange Act. Our management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, our principal executive officer and chief financial officer concluded that our disclosure controls and procedures are effective for recording, processing, summarizing and reporting, within the time periods specified in the SEC’s rules and forms, for information required to be disclosed in the reports we file or submit under the Exchange Act, and for accumulating and communicating such information to our management, including our principal executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.
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
Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in
Internal Control-Integrated Framework (2013)
.
Based on this assessment, management concluded that, as of December 31, 2021, our internal control over financial reporting is effective based on those criteria.
Our independent registered public accounting firm, Deloitte & Touche, assessed the effectiveness of our internal control over financial reporting. Deloitte& Touche has issued an attestation report, which is included below. SPIL’s independent registered public accounting firm, PricewaterhouseCoopers, Taiwan, assessed the effectiveness of SPIL’s internal control over financial reporting. PricewaterhouseCoopers, Taiwan has issued an attestation report, which is included below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of
ASE Technology Holding Co., Ltd.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of ASE Technology Holding Co., Ltd. (a Republic of China corporation) and its subsidiaries (collectively, the “Group”) as of December 31, 2021, based on criteria established in
Internal Control - Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, based on our audit and the report of other auditors, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control - Integrated Framework (2013)
 issued by COSO.
We did not audit the effectiveness of internal control over financial reporting of Siliconware Precision Industries Co., Ltd. and its subsidiaries (collectively, “SPIL”), a wholly-owned subsidiary, whose consolidated financial statements reflect total assets and operating revenues constituting 22% and 19%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2021. The effectiveness of SPIL’s internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the effectiveness of SPIL’s internal control over financial reporting, is based solely on the report of other auditors.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2021 of the Group and our report dated March 25, 2022, expressed an unqualified opinion on those consolidated financial statements based on our audit and the report of other auditors.
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

March 25, 2022

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholder of
Siliconware Precision Industries Co., Ltd.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Siliconware Precision Industries Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”) (not presented herein). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control - Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31 ,2021, based on criteria established in
Internal Control - Integrated Framework (2013)
 issued by the COSO.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting (not presented herein). Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Critical Audit Matters
Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the Board of Directors and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.
/s/PricewaterhouseCoopers, Taiwan
Taipei, Taiwan
Republic of China
March 16, 2022
Changes in Internal Control over Financial Reporting
There has been no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting during 2021.
Item 16. Reserved
Item 16A. Audit Committee Financial Expert
Our board of directors determined that
Shen-Fu
Yu,
Mei-Yueh
Ho and
Wen-Chyi
Ong are audit committee financial experts as defined under the applicable rules of the SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002 and are independent for the purposes of Rule
10A-3
of the Exchange Act.
Item 16B. Code of Ethics
We have adopted a Code of Business Conduct and Ethics (the “Code of Ethics”), which satisfies the requirements of Item 16B of Form
20-F
and applies to all employees, officers, supervisors and directors of our Company and subsidiaries, including our principal executive officer, chief financial officer and principal accounting officer. The Code of Ethics contains the policies with respect to anti-corruption, fair competition, anti-money laundering, whistleblowing and regulatory compliance. The Code of Ethics has built robust and effective policies and procedures to enable high ethical standards of business conduct that can be persistently maintained. We have continued to implement the Code of Ethics through promoting awareness and educational activities among our employees, officers, supervisors and directors of our Company and subsidiaries in daily operation. The Code of Ethics is available on our website at: https://ir.aseglobal.com/html/ir_doc.php.
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

Independent Registered Public Accounting Firm’s Fees
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte & Touche (Firm ID: 1060) and its affiliated firms.

	Year Ended December 31,
	2019	2020	2021
	NT$	NT$	NT$	US$
	(in thousands)
Audit fees (1)	168,874.7	173,103.6	186,435.0	6,720.8
Audit-related fees (2)	41,035.3	2,377.9	2,393.1	86.3
Tax fees (3)	23,532.4	27,433.5	20,013.1	721.4
All other fees (4)	7,063.0	4,125.4	6,094.1	219.7

Total	240,505.4	207,040.4	214,935.3	7,748.2

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

(2)
Audit-related fees consist of assurance and related services by Deloitte & Touche and its affiliated firms that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under Audit Fees. The service for the fees disclosed under this category relate to cash capital increase and bonds offering.

(3)
Tax fees consist of professional services rendered by Deloitte & Touche and its affiliated firms for tax compliance and tax advice. The services for the fees disclosed under this category include tax return preparation and technical tax advice.

(4)	Other fees primarily consist of a risk management advisory fee and a business operation and process advisory fee, among others.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Share Repurchase
In March 2018, pursuant to the R.O.C. Business Mergers and Acquisitions Act, ASE’s board of directors resolved to repurchase 1,852,000 common shares at the price of NT$38.5 per share from dissenting shareholders of the Share Exchange. All of the repurchased common shares from dissenting shareholders of the Share Exchange were canceled in April 2018.
On November 5, 2021, we announced a share repurchase program, or the “First Share Repurchase Program,” which is approved by our board of directors to repurchase our common shares during the period from November 8, 2021 to January 7, 2022. The repurchase price under the First Share Repurchase Program was between NT$90.0 to NT$150.0 per common share. The maximum number of common shares allowed to be repurchased pursuant to the First Share Repurchase Program was 55.0 million, equal to 1.25% of our issued and outstanding common shares.
The First Share Repurchase Program was early concluded on December 30, 2021, with a total number of 55.0 million common shares being repurchased for an aggregate purchase price of NT$8,250 million. February 25, 2022 was the record date for capital reduction and we completed the cancellation of those repurchased ordinary shares.

The table below sets forth detailed information about the First Share Repurchase Program.

Period	Total Number of Common Shares Purchased	Average Price Paid Per Common Share (NT$)	Total Number of Common Shares Purchased as Part of Publicly Announced Programs	Maximum Number (or Approximate Dollar Value) of Common Shares that May Still Be Purchased Under the Programs
First Share Repurchase
November 2021 (November 9, 2021 – December 30, 2021)	55,000,000	104.27	55,000,000	–
Item 16F. Change in Registrant’s Certifying Accountant
Deloitte & Touche is our principal accountants, who have audited our and our subsidiaries’ consolidated balance sheets as of December 31, 2020 and 2021, the related consolidated statements of comprehensive income, changes in equity, cash flows, and the related notes for each of the three years ended December 31, 2019, 2020 and 2021, respectively. In delivering its audit opinion, Deloitte & Touche has historically relied on the opinions of PricewaterhouseCoopers, Taiwan, principally in respect of our subsidiary, SPIL.
PricewaterhouseCoopers, Taiwan have audited the consolidated financial statements of SPIL and its subsidiaries, a wholly-owned subsidiary, which statements reflect total assets constituting 22% and 22% of our consolidated total assets as of December 31, 2020 and 2021, respectively, and total revenue constituting 22%, 21% and 19% of our consolidated revenues for the years ended December 31, 2019, 2020 and 2021, respectively.
In order to align the geographical location of our key corporate and accounting functions with our principal accountants, the board of director of SPIL approved the dismissal of PricewaterhouseCoopers, Taiwan on December 23, 2021, such dismissal will become effective upon completion by PricewaterhouseCoopers, Taiwan of its procedures on the financial statements of SPIL as of and for the year ended December 31, 2021. As a result, Deloitte & Touche will serve as the sole independent auditor for us, commencing the fiscal year 2022.
Our subsidiaries’ report of PricewaterhouseCoopers, Taiwan for the fiscal years ended December 31, 2020 and 2021 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principle. During the fiscal year ended December 31, 2020 and the subsequent interim periods through December 23, 2021, there were no: (1) disagreements with PricewaterhouseCoopers, Taiwan on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PricewaterhouseCoopers, Taiwan would have caused PricewaterhouseCoopers, Taiwan to make reference thereto in their report on our financial statements for such fiscal period, and (2) no “reportable events” (as defined in SEC Regulation
S-K
Item 304(a)(1)(v)).
Item 16G. Corporate Governance
As a company listed on the NYSE, we are subject to certain corporate governance rules of the NYSE. The application of the NYSE’s corporate governance rules is limited for foreign private issuers, recognizing that they have to comply with domestic requirements. As a foreign private issuer, we must comply with the following NYSE corporate governance rules: 1) satisfy the audit committee requirements of the SEC; 2) the principal executive officer must promptly notify the NYSE in writing upon becoming aware of any material noncompliance with applicable NYSE corporate governance rules; 3) submit annual and interim affirmations to the NYSE regarding compliance with applicable NYSE corporate governance requirements; and 4) provide a brief description of any significant differences between our corporate governance practices and those required of U.S. companies under the NYSE listing standards. The table below sets forth the significant differences between our corporate governance practices and those required of U.S. companies under the NYSE listing standards.

New York Stock Exchange Corporate Governance Rules Applicable to U.S. Companies	Description of Significant Differences Between Our Governance Practices and the NYSE Corporate Governance Rules Applicable to U.S. Companies

Director independence

Listed companies must have a majority of independent directors, as defined under the NYSE listing standards.
Three members of our board of directors are independent as defined in Rule
10A-3
under the Exchange Act. We do not assess the independence of our directors under the independence requirements of the NYSE listing standards. Pursuant to relevant laws and regulations of the R.O.C., we have three independent directors on our board of directors that were elected through the candidate nomination system at our annual general shareholders’ meeting on August 12, 2021.

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
We have an internal audit function. Under the R.O.C. Regulations for the Establishment of Internal Control Systems by Public Companies, a public company is required to set out its internal control systems in writing, including internal audit implementation rules, which must be approved by the board of directors. Our entire board of directors and the principal executive officer are responsible for the establishment of the internal audit functions, compliance with the internal audit implementation rules and oversight of our internal control systems, including the appointment and retention of our independent auditor.

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
We currently comply with the domestic nonbinding Corporate Governance Best-Practice Principles for TWSE and Taipei Exchange Listed Companies promulgated by the TWSE and the Taipei Exchange, and we provide an explanation of the differences between our practice and the principles, if any, in our R.O.C. annual report. Also, we have a dedicated section on our website to disclose the relevant information and inform investors how to access such principles.

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

Principal Executive Officer certification

Each listed company principal executive officer must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary.
As a foreign private issuer, we are not required to comply with this rule; however, our principal executive officer provides certifications under Sections 302 and 906 of the Sarbanes-Oxley Act.

Each listed company principal executive officer must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of Section 303A.
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
Item 16H. Mine Safety Disclosure
Not applicable.
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.

PART III
Item 17. Financial Statements
The Company has elected to provide financial statements for fiscal year 2021 and the related information pursuant to Item 18.
Item 18. Financial Statements
Reference is made to pages
F-1
to F-131 of this annual report.
The consolidated financial statements of the Company and the report thereon by its independent registered public accounting firm listed below are attached hereto as follows:

(a)	Report of Independent Registered Public Accounting Firm of the Company dated March 25, 2022 (pages F-2 to F-4).

(b)	Report of Independent Registered Public Accounting Firm of SPIL dated March 16, 2022 (pages F-5 to F-6).

(c)	Consolidated Balance Sheets of the Company and subsidiaries as of December 31, 2020 and 2021 (pages F-7 to F-8).

(d)	Consolidated Statements of Comprehensive Income of the Company and subsidiaries for the years ended December 31, 2019, 2020 and 2021 (pages F-9 to F-10).

(e)	Consolidated Statements of Changes in Equity of the Company and subsidiaries for the years ended December 31, 2019, 2020 and 2021 (pages F-11 to F-12).

(f)	Consolidated Statements of Cash Flows of the Company and subsidiaries for the years ended December 31, 2019, 2020 and 2021 (pages F-13 to F-15).

(g)	Notes to Consolidated Financial Statements of the Company and subsidiaries (pages F-16 to F-131).
Item 19. Exhibits

1.
Articles of Incorporation of the Registrant (English translation) (incorporating all amendments as of August 12, 2021) (incorporated by reference to Exhibit 4.1 to our registration statement on Form S-8 (File No. 333-263006) filed on February 25, 2022).

2.

(a)
Deposit Agreement, dated April 30, 2018, by and among ASE Technology Holding Co., Ltd., a company organized under the laws of the Republic of China and previously known as “ASE Industrial Holding Co., Ltd.”, Citibank, N.A., as Depositary, and the Holders and Beneficial Owners of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 2(a) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2019 filed on March 31, 2020, as amended).

	(b)	*Description of Securities.

4.

(a)
^Asset Purchase Agreement dated July 3, 1999 among ASE (Chung Li) Inc., ASE Inc., Motorola Electronics Taiwan, Ltd. and Motorola, Inc. (incorporated by reference to Exhibit 10.2 to ASE Test’s registration statement on Form
F-3
(File
No. 333-10892)
filed on September 27, 1999 (the “ASE Test 1999
Form-3”)).

(b)
Agreement dated June 5, 2002 among ASE (Chung Li) Inc., ASE Inc., Motorola Electronics Taiwan, Ltd. and Motorola, Inc. amending certain earn-out arrangements provided for in Section 2.09(b)(ii)(D) of the Asset Purchase Agreement dated July 3, 1999 among the same parties (incorporated by reference to Exhibit 4(b) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2002 filed on June 30, 2003).

(c)
^Stock Purchase Agreement dated July 3, 1999 among ASE Investment (Labuan) Inc., ASE Inc., Motorola Asia Ltd. and Motorola, Inc. relating to the purchase and sale of 100.0% of the common stock of Motorola Korea Ltd. (incorporated by reference to Exhibit 10.3 to the ASE Test 1999 Form
F-3).

(d)	†BGA Immunity Agreement dated January 25, 1994 between ASE Inc. and Motorola, Inc. (incorporated by reference to Exhibit 10.6 to the Form F-1).

(e)
†Amendment dated March 18, 2003 renewing the BGA Immunity Agreement dated January 25, 1994 between ASE Inc. and Motorola, Inc. (incorporated by reference to Exhibit 4(g) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2003 filed on June 30, 2004).

(f)
Consent dated June 9, 2004 to the Assignment of the BGA Immunity Agreement between ASE Inc. and Motorola, Inc. dated January 25, 1994 (incorporated by reference to Exhibit 4(h) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2003 filed on June 30, 2004).

(g)
Asset Purchase Agreement by and among Flextronics Manufacturing (M) Sdn. Bhd., as Buyer, ASE Electronics (M) Sdn. Bhd. as Company, dated October 3, 2005 (incorporated by reference to Exhibit 4(g) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2005 filed on June 19, 2006).

(h)
Joint Venture Agreement dated July 14, 2006 among ASE and Powerchip Semiconductor Corp. relating to the establishment of, and our investment of 60.0% in, PowerASE (incorporated by reference to Exhibit 4(r) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2006 filed on June 25, 2007, as amended).

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

(k)
Scheme Implementation Agreement dated September 4, 2007 between ASE and ASE Test Limited relating to our acquisition of all the outstanding ordinary shares of, and the privatization of, ASE Test (incorporated by reference to Appendix A to Exhibit (a)(1) to Schedule 13E-3 (File No. 005- 55723) filed by ASE Test on January 4, 2008).

(l)
Syndicated Loan Agreement in the amount of NT$24,750 million dated March 3, 2008 among ASE, Citibank, N.A., Taipei Branch and the banks and banking institutions listed on Schedule I thereto relating to our acquisition of all the outstanding ordinary shares of, and the privatization of, ASE Test (incorporated by reference to Exhibit 4(l) to our annual report on Form 20-F (File No. 001- 16125) for the year ended December 31, 2008 filed on June 24, 2009).

(m)
Equity Purchase Agreement dated March 17, 2008 between Aimhigh Global Corp., TCC Steel and J&R Holding Limited in respect of Weihai Aimhigh Electronic Co. Ltd. relating to our acquisition of 100% of ASE (Weihai), Inc. (incorporated by reference to Exhibit 4(m) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2007 filed on June 30, 2008).

(n)	Syndicated Loan Agreement in the amount of US$200 million dated May 29, 2008 among ASE, Citibank, N.A., Taipei Branch and the banks and banking institutions listed on Schedule I thereto relating to our acquisition of all the outstanding ordinary shares of, and the privatization of, ASE Test (incorporated by reference to Exhibit 4(n) to our annual report on Form 20-F (File No. 001- 16125) for the year ended December 31, 2008 filed on June 24, 2009).

(o)	Equity Purchase Agreement dated October 25, 2011 between PowerASE Technology, Inc. and certain shareholders of Lu-Chu Development Corporation relating to our acquisition of 72.97% of all the outstanding ordinary shares of Lu-Chu Development Corporation (incorporated by reference to Exhibit 4(o) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2011 filed on April 20, 2012).

(p)	Equity Purchase Agreement dated October 25, 2011 between PowerASE Technology, Inc. and shareholders of Lu-Chu Development Corporation listed on Schedule I thereto relating to our acquisition of 9.3% of all the outstanding ordinary shares of Lu-Chu Development Corporation (incorporated by reference to Exhibit 4(p) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2011 filed on April 20, 2012).

(q)	Equity Purchase Agreement dated November 17, 2011 between ASE Assembly & Test (Shanghai) Limited and Kunshan Ding Yao Real Estate Development Co., Ltd. Relating to our acquisition of 10% equity of Shanghai Ding Hui Real Estate Development Co., Ltd. (incorporated by reference to Exhibit 4(q) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2011 filed on April 20, 2012).

(r)	Equity Purchase Agreement dated January 13, 2012 between ASE and shareholders of Yang Ting Tech Co., Ltd. listed on Schedule I thereto relating to our acquisition of 61.63% of all the outstanding ordinary shares of Yang Ting Tech Co., Ltd. (incorporated by reference to Exhibit 4(r) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2011 filed on April 20, 2012).

(s)	Equity Purchase Agreement dated January 13, 2012 between ASE and shareholders of Yang Ting Tech Co., Ltd. listed on Schedule I thereto relating to our acquisition of 38.37% of all the outstanding ordinary shares of Yang Ting Tech Co., Ltd. (incorporated by reference to Exhibit 4(s) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2011 filed on April 20, 2012).

(t)	Joint Share Exchange Agreement dated June 30, 2016 between ASE and SPIL relating to our proposed acquisition of 100% of the common shares and American depositary shares of SPIL (incorporated by reference to Annex A to our registration statement on Form F-4 (File No. 333- 214752) filed on November 22, 2016).

(u)	Syndicated Loan Agreement in the amount of NT$90,000 million dated April 30, 2018 among ASE Technology Holding Co., Ltd. and Bank of Taiwan, Mega International Commercial Bank, Citibank, N.A., Taipei Branch, and banks and banking, institutions listed on Schedule I thereto relating to our financing needs for the SPIL Acquisition (incorporated by reference to Exhibit 4(u) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2018 filed on April 26, 2019).

(v)	ASE Technology Holding Co., Ltd. 2021 Restricted Stock Awards Plan (English translation) (incorporated by reference to Exhibit 99.1 to our registration statement on Form S-8 (File No. 333- 263006) filed on February 25, 2022).

(w)	*Sale and Purchase Agreement dated December 1, 2021 between ASEH, Global Advanced Packaging Technology Limited, Alto Enterprises Limited, ASE Investment (Kunshan) Limited and ASE Mauritius Inc., as sellers, and Beijing Wise Road Asset Management Co., Ltd., as purchaser, relating to the disposal of shares and equity interests in GAPT Holding Limited and ASE (Kunshan) Inc.

8.	*List of Subsidiaries

12.

(a) *Certification of Jason C.S. Chang, required by Rule 13a-14(a) of the Exchange Act.

(b) *Certification of Joseph Tung, required by Rule 13a-14(a) of the Exchange Act.

13.	*Certification of the Principal Executive Officer and the Chief Financial Officer of ASE Technology Holdings Co. Ltd. required by Rule 13a-14(b) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.

(a) *Consent of Deloitte & Touche.

(b) *Consent of PricewaterhouseCoopers, Taiwan.

(c) *Letter from PricewaterhouseCoopers, Taiwan to the U.S. Securities and Exchange Commission, dated March 29, 2022.

101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

†	Does not contain portions for which confidential treatment has been granted.

^	Filed in paper.

*	Filed herewith.
The Company agrees to furnish to the SEC upon request a copy of any instrument which defines the rights of holders of long-term debt of the Company and its consolidated subsidiaries.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ASE TECHNOLOGY HOLDING CO., LTD.

By:	/s/ Joseph Tung
Name: Title:	Joseph Tung Chief Financial Officer
Date: March 29, 2022

ASE Technology Holding Co., Ltd.
and Subsidiaries
Consolidated Financial Statements as of December 31,
2020 and 2021 and for the Years Ended December 31,
2019, 2020 and 2021 and
Reports of Independent Registered Public
Accounting Firms

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of
ASE Technology Holding Co., Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of ASE Technology Holding Co., Ltd. (a corporation incorporated under the laws of the Republic of China) and its subsidiaries (collectively, the “Group”) as of December 31, 2020 and 2021, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “Consolidated Financial Statements”) (all expressed in New Taiwan Dollars). In our opinion, based on our audits and the report of other auditors, the Consolidated Financial Statements present fairly, in all material respects, the financial position of the Group as of December 31, 2020 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We did not audit the consolidated financial statements of Siliconware Precision Industries Co., Ltd. and its subsidiaries (collectively, “SPIL”), a wholly owned subsidiary, which statements reflect total assets constituting 22% and 22% of the Group’s consolidated total assets as of December 31, 2020 and 2021, respectively, and total revenue constituting 22%, 21% and 19% of the Group’s consolidated revenues for the years ended December 31, 2019, 2020 and 2021, respectively. The consolidated financial statements of SPIL were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for SPIL, is based solely on the report of other auditors.
Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 4 to the Consolidated Financial Statements. Such U.S. dollar amounts are presented solely for the convenience of the readers outside the Republic of China.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control—Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 25, 2022, expressed an unqualified opinion on the Group’s internal control over financial reporting based on our audit and the report of other auditors.

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
Goodwill - Packaging and Testing Segments - Refer to Notes 4, 5, 18, 29 and 30 to the Consolidated Financial Statements
Critical Audit Matter Description
The Group’s evaluation of goodwill for impairment involves the comparison of the value in use of each segment to its carrying value. The Group used the discounted cash flow model to estimate value in use, which requires management to make significant estimates and assumptions related to discount rates and forecasts of future revenues. Changes in these assumptions could have a significant impact on either the value in use, the amount of any goodwill impairment charge, or both. The goodwill balance was NT$52,072,413 thousand (US$1,877,161 thousand) as of December 31, 2021, of which NT$35,412,424 thousand (US$1,276,584 thousand) and NT$13,304,040 thousand (US$479,598 thousand) were allocated to the packaging and testing segments, respectively. The value in use of the packaging and testing segments exceeded their carrying values as of the measurement date and, therefore, no impairment was recognized.
We identified the valuation of goodwill for the Group’s packaging and testing segments as a critical audit matter due to the significant estimates and assumptions management makes to estimate the value in use of the packaging and testing segments and the sensitivity of their operations to changes in demand. Auditing management’s judgments related to the selection of the discount rates and forecasts of future revenues for the packaging and testing segments required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the discount rates and forecasts of future revenues used by management to estimate the value in use of the packaging and testing segments included the following, among others:

•
We tested the design and operating effectiveness of controls over management’s goodwill impairment evaluation, including those over the determination of the value in use of the packaging and testing segments, such as controls related to management’s selection of the discount rate and assessment on the reasonableness of forecasts of future revenue.

•	We evaluated management’s ability to accurately forecast future revenues of the packaging and testing segments by comparing their actual results to management’s historical forecasts.

•	We performed sensitivity analyses to evaluate the risk of impairment if key assumptions are changed.

•	With the assistance of our fair value specialists, we evaluated the reasonableness of the discount rates by performing certain procedures, including:

-	Testing the source information underlying the determination of the discount rates and the mathematical accuracy of the calculation.

-	Developing a range of independent estimates and comparing those to the discount rates selected by management.
/s/ Deloitte & Touche
Taipei, Taiwan
Republic of China
March 25, 2022
We have served as the Group’s auditor since 1984.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholder of
Siliconware Precision Industries Co., Ltd.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Siliconware Precision Industries Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”) (not presented herein). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control—Integrated Framework
(2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control—Integrated Framework
(2013)
 issued by the COSO.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting (not presented herein). Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Critical Audit Matters
Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the Board of Directors and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.
/s/ PricewaterhouseCoopers, Taiwan
Taipei, Taiwan
Republic of China
March 16, 2022
We have served as the Company’s auditor since 1994.

ASE TECHNOLOGY HOLDING CO., LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Amounts in Thousands)

	December 31, 2020
	(Retrospectively
	Adjusted)	December 31, 2021
ASSETS	NT$	NT$	US$ (Note 4)

CURRENT ASSETS
Cash and cash equivalents (Note 6)	$51,538,071	$76,073,345	$2,742,370
Financial assets at fair value through profit or loss - current (Note 7)	4,342,605	2,933,446	105,748
Contract assets - current (Note 4 0 )	4,782,904	5,607,209	202,134
Trade receivables, net (Note 10)	91,833,989	115,462,210	4,162,300
Other receivables (Notes 10 and 3 0 )	3,693,936	13,732,607	495,047
Current tax assets (Note 26)	702,820	542,180	19,545
Inventories (Note 11)	48,590,434	67,832,981	2,445,313
Inventories related to real estate business (Notes 12 and 36)	13,471,645	5,412,114	195,102
Other financial assets - current (Notes 13 and 36)	551,655	140,857	5,078
Other current assets	4,578,783	4,620,779	166,575

Total current assets	224,086,842	292,357,728	10,539,212

NON-CURRENT ASSETS
Financial assets at fair value through profit or loss - non-current (Note 7)	2,180,978	2,502,834	90,225
Financial assets at fair value through other comprehensive income - non-current (Note 8)	1,741,134	2,019,812	72,812
Investments accounted for using the equity method (Note 14)	12,806,673	16,996,600	612,711
Property, plant and equipment (Notes 15, 25, 36 and 37)	234,365,397	239,867,550	8,646,992
Right-of-use assets (Note 16)	8,741,807	10,680,262	385,013
Investment properties (Notes 17, 25 and 36)	12,538,083	22,144,787	798,298
Goodwill (Note 18)	52,709,053	52,072,413	1,877,160
Other intangible assets (Notes 19 and 25)	27,711,771	24,563,707	885,498
Deferred tax assets (Note 26)	5,477,373	5,369,010	193,548
Other financial assets - non-current (Notes 13 and 36)	530,345	1,416,123	51,050
Other non-current assets	1,263,188	3,275,073	118,063

Total non-current assets	360,065,802	380,908,171	13,731,370

TOTAL	$584,152,644	$673,265,899	$24,270,582

(Continued)

ASE TECHNOLOGY HOLDING CO., LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Amounts in Thousands)

	December 31, 2020
	(Retrospectively
	Adjusted)	December 31, 2021
LIABILITIES AND EQUITY	NT$	NT$	US$ (Note 4)

CURRENT LIABILITIES
Short-term borrowings (Note 20)	$31,290,839	$34,319,464	$1,237,183
Financial liabilities at fair value through profit or loss - current (Note 7)	1,537,208	417,660	15,056
Financial liabilities for hedging - current (Notes 20 and 34)	5,277,325	6,716,965	242,140
Trade payables	73,268,234	84,470,284	3,045,072
Other payables (Note 22)	39,415,623	46,696,900	1,683,378
Current tax liabilities (Note 26)	6,514,502	16,362,350	589,847
Lease liabilities - current (Note 16)	774,444	809,536	29,183
Current portion of bonds payable (Note 21)	6,999,951	9,902,710	356,983
Current portion of long-term borrowings (Notes 20 and 36)	2,250,121	4,526,683	163,183
Other current liabilities	7,264,084	13,022,789	469,459

Total current liabilities	174,592,331	217,245,341	7,831,484

NON-CURRENT LIABILITIES
Financial liabilities for hedging - non-current (Notes 20 and 34)	5,910,919	4,780,931	172,348
Bonds payable (Note 21)	49,253,603	42,364,627	1,527,204
Long-term borrowings (Notes 20 and 36)	102,259,378	117,164,876	4,223,680
Deferred tax liabilities (Note 26)	7,121,027	7,590,197	273,619
Lease liabilities - non-current (Note 16)	5,101,386	6,590,348	237,576
Net defined benefit liabilities (Note 23)	6,466,794	5,864,071	211,394
Other non-current liabilities	1,710,090	3,494,448	125,971

Total non-current liabilities	177,823,197	187,849,498	6,771,792

Total liabilities	352,415,528	405,094,839	14,603,276

EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY (Note 24)
Share capital
Ordinary shares	43,385,311	44,034,146	1,587,388
Shares subscribed in advance	130,609	52,356	1,887

Total share capital	43,515,920	44,086,502	1,589,275

Capital surplus	139,767,550	143,693,168	5,179,999

Retained earnings
Legal reserve	3,901,384	6,300,198	227,116
Special reserve	10,847,697	9,569,027	344,954
Unappropriated earnings	30,084,965	69,712,555	2,513,070

Total retained earnings	44,834,046	85,581,780	3,085,140

Other equity	(10,043,302)	(12,246,443)	(441,472)

Treasury shares	(1,959,107)	(7,488,362)	(269,948)

Equity attributable to owners of the Company	216,115,107	253,626,645	9,142,994

NON-CONTROLLING INTERESTS (Note 24)	15,622,009	14,544,415	524,312

Total equity	231,737,116	268,171,060	9,667,306

TOTAL	$584,152,644	$673,265,899	$24,270,582

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ASE TECHNOLOGY HOLDING CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Amounts in Thousands Except Earnings Per Share)

	For the Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$	US$ (Note 4)

OPERATING REVENUES (Note 4 0 )	$413,182,184	$476,978,710	$569,997,133	$20,547,842
OPERATING COSTS (Notes 11 and 25)	348,871,391	398,994,442	459,628,356	16,569,155

GROSS PROFIT	64,310,793	77,984,268	110,368,777	3,978,687

OPERATING EXPENSES (Note 25)
Selling and marketing expenses	5,751,168	5,605,464	6,386,763	230,237
General and administrative expenses	16,637,887	18,200,304	20,804,032	749,965
Research and development expenses	18,395,334	19,302,418	21,053,633	758,963

Total operating expenses	40,784,389	43,108,186	48,244,428	1,739,165

OTHER OPERATING INCOME AND EXPENSES, NET (Note 25)	(268,555)	502,492	1,189,829	42,892

PROFIT FROM OPERATIONS	23,257,849	35,378,574	63,314,178	2,282,414

NON-OPERATING INCOME AND EXPENSES
Other income (Note 25)	1,359,093	1,474,547	1,600,099	57,682
Other gains and losses (Note 25)	2,683,989	1,827,576	17,211,099	620,443
Finance costs (Note 25)	(4,203,395)	(3,459,511)	(2,831,307)	(102,066)
Share of the profit or loss of associates and joint ventures	182,275	547,612	899,700	32,433

Total non-operating income and expenses	21,962	390,224	16,879,591	608,492

PROFIT BEFORE INCOME TAX	23,279,811	35,768,798	80,193,769	2,890,906

INCOME TAX EXPENSE (Note 26)	5,011,246	7,116,898	17,943,772	646,856

PROFIT FOR THE YEAR	18,268,565	28,651,900	62,249,997	2,244,050

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	(365,262)	(594,778)	51,167	1,845
Unrealized gain (loss) on equity instruments at fair value through other comprehensive income	(216,121)	(166,239)	202,092	7,285
Share of other comprehensive income of associates and joint ventures	1,504,760	2,656,966	3,595,194	129,603
Income tax relating to items that will not be reclassified subsequently to profit or loss	(3,816)	(122,901)	(179,403)	(6,467)

	919,561	1,773,048	3,669,050	132,266

(Continued)

ASE TECHNOLOGY HOLDING CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Amounts in Thousands Except Earnings Per Share)

	For the Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$	US$ (Note 4)

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	$(5,202,145)	$(831,784)	$(4,094,565)	$(147,605)
Unrealized gain (loss) on debt investments at fair value through other comprehensive income	(2,052)	(2,136)	63,722	2,297
Gain (loss) on hedging instruments	-	(574,824)	738,600	26,626
Share of other comprehensive income (loss) of associates and joint ventures	(85,975)	131,009	29,209	1,053

	(5,290,172)	(1,277,735)	(3,263,034)	(117,629)

Other comprehensive income (loss) for the year, net of income tax	(4,370,611)	495,313	406,016	14,637

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	$13,897,954	$29,147,213	$62,656,013	$2,258,687

NET PROFIT ATTRIBUTABLE TO:
Owners of the Company	$17,060,591	$26,970,580	$60,150,167	$2,168,353
Non-controlling interests	1,207,974	1,681,320	2,099,830	75,697

	$18,268,565	$28,651,900	$62,249,997	$2,244,050

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Owners of the Company	$13,122,185	$27,440,726	$60,630,154	$2,185,657
Non-controlling interests	775,769	1,706,487	2,025,859	73,030

	$13,897,954	$29,147,213	$62,656,013	$2,258,687

EARNINGS PER SHARE (Note 27)
Basic	$4.01	$6.32	$13.97	$0.50

Diluted	$3.91	$6.17	$13.54	$0.49

EARNINGS PER AMERICAN DEPOSITARY SHARE (“ADS”) (Note 27)
Basic	$8.02	$12.65	$27.94	$1.01

Diluted	$7.82	$12.33	$27.07	$0.98

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ASE TECHNOLOGY HOLDING CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Amounts in Thousands)

	Equity Attributable to Owners of the Company
								Other Equity
									Unrealized Gain
								Exchange	(Loss) on Financial
								Differences on	Assets at Fair Value
	Share Capital			Retained Earnings				Translating	Through Other	Gain (Loss)	Unearned				Non-
	Shares		Capital	Legal	Special	Unappropriated		Foreign	Comprehensive	on Hedging	Employee		Treasury		controlling
	(In Thousands)	Amounts	Surplus	Reserve	Reserve	Earnings	Total	Operations	Income	Instruments	Compensation	Total	Shares	Total	Interests	Total Equity
BALANCE AT JANUARY 1, 2019	4,321,714	$43,217,144	$143,276,664	$—	$3,353,938	$20,403,477	$23,757,415	$(5,888,574)	$(1,015,107)	$—	$—	$(6,903,681)	$(1,959,107)	$201,388,435	$17,639,487	$219,027,922

Appropriation of 2018 earnings
Legal reserve	—	—	—	2,203,895	—	(2,203,895)	—	—	—	—	—	—	—	—	—	—
Special reserve	—	—	—	—	3,548,844	(3,548,844)	—	—	—	—	—	—	—	—	—	—
Cash dividends distributed by the Company	—	—	—	—	—	(10,806,454)	(10,806,454)	—	—	—	—	—	—	(10,806,454)	—	(10,806,454)

	—	—	—	2,203,895	3,548,844	(16,559,193)	(10,806,454)	—	—	—	—	—	—	(10,806,454)	—	(10,806,454)

Change from investments in associates accounted for using the equity method	—	—	3,604	—	—	—	—	—	—	—	—	—	—	3,604	—	3,604

Other changes in the capital surplus	—	—	1,070	—	—	—	—	—	—	—	—	—	—	1,070	—	1,070

Net profit for the year ended December 31, 2019	—	—	—	—	—	17,060,591	17,060,591	—	—	—	—	—	—	17,060,591	1,207,974	18,268,565
Other comprehensive income (loss) for the year ended
December 31, 2019, net of income tax	—	—	—	—	—	(280,461)	(280,461)	(4,874,110)	1,216,165	—	—	(3,657,945)	—	(3,938,406)	(432,205)	(4,370,611)

Total comprehensive income (loss) for the year ended December 31, 2019	—	—	—	—	—	16,780,130	16,780,130	(4,874,110)	1,216,165	—	—	(3,657,945)	—	13,122,185	775,769	13,897,954

Cash dividends received by subsidiaries from the Company	—	—	182,354	—	—	—	—	—	—	—	—	—	—	182,354	—	182,354

Disposal of interest in investments accounted for using the equity method (Note 14)	—	—	(75,276)	—	—	1,392	1,392	—	—	—	—	—	—	(73,884)	—	(73,884)

Differences between consideration and carrying amount arising from acquisition or disposal of subsidiaries (Note 31)	—	—	(2,779,613)	—	—	—	—	—	—	—	—	—	—	(2,779,613)	(4,335,090)	(7,114,703)

Changes in percentage of ownership interest in subsidiaries (Note 31)	—	—	(1,960,167)	—	—	—	—	—	—	—	—	—	—	(1,960,167)	(2,017,319)	(3,977,486)

Issue of ordinary shares under employee share options (Note 28)	8,814	88,143	1,137,020	—	—	—	—	—	—	—	—	—	—	1,225,163	—	1,225,163

Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(360,245)	(360,245)

Additional non-controlling interest arising on issue of employee share options by subsidiaries (Note 28)	—	—	(875,293)	—	—	—	—	—	—	—	—	—	—	(875,293)	1,672,310	797,017

Disposal of investments in equity instruments at fair value through other comprehensive income	—	—	—	—	—	404,156	404,156	—	(404,156)	—	—	(404,156)	—	—	—	—

BALANCE AT DECEMBER 31, 2019	4,330,528	$43,305,287	$138,910,363	$2,203,895	$6,902,782	$21,029,962	$30,136,639	$(10,762,684)	$(203,098)	$—	$—	$(10,965,782)	$(1,959,107)	$199,427,400	$13,374,912	$212,802,312

BALANCE AT JANUARY 1, 2020	4,330,528	$43,305,287	$138,910,363	$2,203,895	$6,902,782	$21,029,962	$30,136,639	$(10,762,684)	$(203,098)	$—	$—	$(10,965,782)	$(1,959,107)	$199,427,400	$13,374,912	$212,802,312

Appropriation of 2019 earnings
Legal reserve	—	—	—	1,697,489	—	(1,697,489)	—	—	—	—	—	—	—	—	—	—
Special reserve	—	—	—	—	3,944,915	(3,944,915)	—	—	—	—	—	—	—	—	—	—
Cash dividends distributed by the Company	—	—	—	—	—	(8,668,331)	(8,668,331)	—	—	—	—	—	—	(8,668,331)	—	(8,668,331)

	—	—	—	1,697,489	3,944,915	(14,310,735)	(8,668,331)	—	—	—	—	—	—	(8,668,331)	—	(8,668,331)

Change from investments in associates accounted for using the equity method	—	—	22,774	—	—	—	—	—	—	—	—	—	—	22,774	—	22,774

Other changes in the capital surplus	—	—	1,608	—	—	—	—	—	—	—	—	—	—	1,608	—	1,608

Net profit for the year ended December 31, 2020	—	—	—	—	—	26,970,580	26,970,580	—	—	—	—	—	—	26,970,580	1,681,320	28,651,900
Other comprehensive income (loss) for the year ended
December 31, 2020, net of income tax	—	—	—	—	—	(469,748)	(469,748)	(879,255)	2,248,414	(429,265)	—	939,894	—	470,146	25,167	495,313

Total comprehensive income (loss) for the year ended December 31, 2020	—	—	—	—	—	26,500,832	26,500,832	(879,255)	2,248,414	(429,265)	—	939,894	—	27,440,726	1,706,487	29,147,213

Cash dividends received by subsidiaries from the Company	—	—	145,741	—	—	—	—	—	—	—	—	—	—	145,741	—	145,741

Disposal of interest in investments accounted for using the equity method (Note 14)	—	—	2,199	—	—	(980)	(980)	—	1,094	—	—	1,094	—	2,313	—	2,313

(Continued)

ASE TECHNOLOGY HOLDING CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Amounts in Thousands)

	Equity Attributable to Owners of the Company
								Other Equity
									Unrealized Gain
									(Loss) on
									Financial
								Exchange	Assets at
								Differences on	Fair Value
	Share Capital			Retained Earnings				Translating	Through Other	Gain (Loss)	Unearned				Non-
	Shares		Capital	Legal	Special	Unappropriated		Foreign	Comprehensive	on Hedging	Employee		Treasury		controlling
	(In Thousands)	Amounts	Surplus	Reserve	Reserve	Earnings	Total	Operations	Income	Instruments	Compensation	Total	Shares	Total	Interests	Total Equity
Differences between consideration and carrying amount arising from acquisition or disposal of subsidiaries (Notes 31)	—	$—	$(13,502)	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$(13,502)	$(116,440)	$(129,942)

Changes in percentage of ownership interest in subsidiaries (Note 31)	—	—	(780,533)	—	—	(2,760,175)	(2,760,175)	—	—	—	—	—	—	(3,540,708)	(588,080)	(4,128,788)

Issue of ordinary shares under employee share options (Note 28)	21,064	210,633	1,588,792	—	—	—	—	—	—	—	—	—	—	1,799,425	—	1,799,425

Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(346,774)	(346,774)

Additional non-controlling interest arising on issue of employee share options by subsidiaries (Note 28)	—	—	(109,892)	—	—	(392,447)	(392,447)	—	—	—	—	—	—	(502,339)	1,591,904	1,089,565

Disposal of investments in equity instruments at fair value through other comprehensive income	—	—	—	—	—	18,508	18,508	—	(18,508)	—	—	(18,508)	—	—	—	—

BALANCE AT DECEMBER 31, 2020 (RETROSPECTIVELY ADJUSTED)	4,351,592	$43,515,920	$139,767,550	$3,901,384	$10,847,697	$30,084,965	$44,834,046	$(11,641,939)	$2,027,902	$(429,265)	$—	$(10,043,302)	$(1,959,107)	$216,115,107	$15,622,009	$231,737,116

BALANCE AT JANUARY 1, 2021 (RETROSPECTIVELY ADJUSTED)	4,351,592	$43,515,920	$139,767,550	$3,901,384	$10,847,697	$30,084,965	$44,834,046	$(11,641,939)	$2,027,902	$(429,265)	$—	$(10,043,302)	$(1,959,107)	$216,115,107	$15,622,009	$231,737,116

Appropriation of 2020 earnings
Legal reserve	—	—	—	2,398,814	—	(2,398,814)	—	—	—	—	—	—	—	—	—	—
Special reserve	—	—	—	—	(1,278,670)	1,278,670	—	—	—	—	—	—	—	—	—	—
Cash dividends distributed by the Company	—	—	—	—	—	(18,389,856)	(18,389,856)	—	—	—	—	—	—	(18,389,856)	—	(18,389,856)

	—	—	—	2,398,814	(1,278,670)	(19,510,000)	(18,389,856)	—	—	—	—	—	—	(18,389,856)	—	(18,389,856)

Change from investments in associates accounted for using the equity method	—	—	(30,533)	—	—	450,054	450,054	—	(450,054)	—	—	(450,054)	—	(30,533)	—	(30,533

Other changes in the capital surplus	—	—	1,633	—	—	—	—	—	—	—	—	—	—	1,633	—	1,633

Net profit for the year ended December 31, 2021	—	—	—	—	—	60,150,167	60,150,167	—	—	—	—	—	—	60,150,167	2,099,830	62,249,997
Other comprehensive income (loss) for the year ended December 31, 2021, net of income tax	—	—	—	—	—	25,842	25,842	(3,751,707)	3,654,754	551,098	—	454,145	—	479,987	(73,971)	406,016

Total comprehensive income (loss) for the year ended December 31, 2021	—	—	—	—	—	60,176,009	60,176,009	(3,751,707)	3,654,754	551,098	—	454,145	—	60,630,154	2,025,859	62,656,013

Buy-back of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	(5,529,255)	(5,529,255)	—	(5,529,255)

Cash dividends received by subsidiaries from the Company	—	—	305,737	—	—	—	—	—	—	—	—	—	—	305,737	—	305,737

Changes in percentage of ownership interest in subsidiaries (Note 31)	—	—	(58,448)	—	—	(2,530,714)	(2,530,714)	—	—	—	—	—	—	(2,589,162)	(2,748,521)	(5,337,683)

Issue of ordinary shares under share-based payment arrangements (Note 28)	57,058	570,582	3,648,781	—	—	—	—	—	—	—	(1,164,991)	(1,164,991)	—	3,054,372	—	3,054,372

Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,062,529)	(1,062,529)

Additional non-controlling interest arising on issue of employee share options by subsidiaries (Note 28)	—	—	58,448	—	—	—	—	—	—	—	—	—	—	58,448	314,398	372,846

Issue of convertible bonds by subsidiaries (Note 21)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	393,199	393,199

Disposal of investments in equity instruments at fair value through other comprehensive income	—	—	—	—	—	1,042,241	1,042,241	—	(1,042,241)	—	—	(1,042,241)	—	—	—	—

BALANCE AT DECEMBER 31, 2021	4,408,650	$44,086,502	$143,693,168	$6,300,198	$9,569,027	$69,712,555	$85,581,780	$(15,393,646)	$4,190,361	$121,833	$(1,164,991)	$(12,246,443)	$(7,488,362)	$253,626,645	$14,544,415	$268,171,060

US DOLLARS (Note 4) BALANCE AT DECEMBER 31, 2021	4,408,650	$1,589,275	$5,179,999	$227,116	$344,954	$2,513,070	$3,085,140	$(554,926)	$151,058	$4,392	$(41,996)	$(441,472)	$(269,948)	$9,142,994	$524,312	$9,667,306

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ASE TECHNOLOGY HOLDING CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

	For the Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$	US$ (Note 4)

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax	$23,279,811	$35,768,798	$80,193,769	$2,890,906
Adjustments for:
Depreciation expense	46,890,235	47,525,688	50,470,157	1,819,400
Amortization expense	3,576,606	3,733,377	4,054,120	146,147
Net loss (gain) on fair value change of financial assets and liabilities at fair value through profit or loss	(1,646,822)	71,848	1,490,005	53,713
Finance costs	4,203,395	3,459,511	2,831,307	102,066
Interest income	(549,681)	(520,783)	(542,329)	(19,550)
Dividend income	(185,061)	(150,715)	(289,852)	(10,449)
Share-based payments compensation	871,699	955,575	699,211	25,206
Share of profit of associates and joint ventures	(182,275)	(547,612)	(899,700)	(32,433)
Loss (gain) on disposal of property, plant and equipment	164,467	(460,868)	(71,770)	(2,587)
Loss (gain) on disposal of investments accounted for using the equity method	-	(91,297)	67,482	2,433
Impairment loss recognized on financial assets	400,201	-	4,718	170
Reversal of impairment loss recognized on financial assets	(35,727)	(56,950)	-	-
Impairment loss recognized on non-financial assets	653,140	2,486,066	774,712	27,929
Gain on disposal of subsidiaries	-	(802,753)	(17,340,418)	(625,105)
Gain on remeasurement of investments accounted for using the equity method	(319,712)	-	-	-
Gain from bargain purchase - acquisition of subsidiaries	-	-	(33,114)	(1,193)
Net gain on foreign currency exchange	(1,498,107)	(2,543,821)	(1,668,522)	(60,149)
Others	8,687	(295,859)	(74,356)	(2,680)
Changes in operating assets and liabilities
Financial assets mandatorily at fair value through profit or loss	6,102,421	2,188,285	2,174,012	78,371
Contract assets	(1,408,816)	1,113,950	(1,345,069)	(48,489)
Trade receivables	995,839	(9,396,304)	(27,957,812)	(1,007,852)
Other receivables	(10,755)	(773,411)	(354,849)	(12,792)
Inventories	1,407,099	(13,559,192)	(23,325,588)	(840,865)
Other current assets	(1,206,456)	366,237	(819,252)	(29,533)
Other operating activities assets	-	(14,396)	(785,204)	(28,306)
Financial liabilities held for trading	(1,053,535)	(2,763,864)	(3,814,095)	(137,495)
Trade payables	(1,024,250)	14,032,779	13,654,819	492,243
Other payables	1,515,776	3,601,102	5,938,081	214,062
Other current liabilities	655,694	23,520	5,552,277	200,154
Other operating activities liabilities	267,965	(301,838)	2,017,904	72,743

Cash generated from operations	81,871,838	83,047,073	90,600,644	3,266,065
Interest received	549,846	479,900	527,551	19,018
Dividend received	518,115	512,287	655,537	23,631
Interest paid	(4,015,673)	(3,442,545)	(2,625,883)	(94,661)
Income tax paid	(6,620,876)	(5,536,077)	(7,423,947)	(267,626)

Net cash generated from operating activities	72,303,250	75,060,638	81,733,902	2,946,427

(Continued)

ASE TECHNOLOGY HOLDING CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

	For the Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$	US$ (Note 4)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of financial assets at fair value through other comprehensive income	$(409,985)	$(259,168)	$(32,246)	$(1,162)
Proceeds from sale of financial assets at fair value through other comprehensive income	-	20,686	672	24
Return of capital from financial assets at fair value through other comprehensive income	12,664	84,186	14,201	512
Purchase of financial assets at fair value through profit or loss	(26,852)	-	-	-
Proceeds from sale of financial assets at amortized cost	-	-	26,531	956
Acquisition of associates and joint ventures	(2,107,844)	(186,071)	(226,560)	(8,167)
Proceeds from disposal of investments accounted for using the equity method	-	2,271,618	-	-
Net cash outflow on acquisition of subsidiaries	(81,646)	(8,745,638)	(180,718)	(6,515)
Proceeds from disposal of subsidiaries	-	3,717,039	23,941,276	863,060
Return of capital from investments accounted for using the equity method	-	125,005	-	-
Payments for property, plant and equipment	(56,810,153)	(62,077,446)	(70,905,659)	(2,556,080)
Proceeds from disposal of property, plant and equipment	448,939	4,449,113	1,605,002	57,859
Payments for intangible assets	(1,411,068)	(982,655)	(1,069,866)	(38,568)
Proceeds from disposal of intangible assets	6,929	8,353	1,421	51
Payments for right-of-use assets	(288,052)	(118,354)	(956,218)	(34,471)
Payments for investment properties	(2,532)	(6,352)	-	-
Proceeds from disposal of investment properties	5	-	-	-
Increase in other financial assets	(2,275,354)	(822,959)	(372,091)	(13,414)
Decrease in other financial assets	8,561,929	1,083,934	447,665	16,138
Increase in other non-current assets	(216,158)	(1,338,269)	(1,416,675)	(51,070)
Decrease in other non-current assets	20,032	1,244,650	324,270	11,690
Income tax paid	-	-	(570,700)	(20,573)
Proceeds from disposal of right-of-use assets	-	585,902	278,126	10,026
Other investing activities items	89	123	-	-

Net cash used in investing activities	(54,579,057)	(60,946,303)	(49,091,569)	(1,769,704)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	-	-	10,043,398	362,055
Repayment of short-term borrowings	(4,683,142)	(1,502,323)	-	-
Proceeds from bonds offering	19,279,033	19,967,149	3,280,943	118,275
Repayment of bonds payable	-	(250,000)	(7,000,000)	(252,343)
Proceeds from long-term borrowings	165,757,252	180,020,420	190,192,666	6,856,260
Repayment of long-term borrowings	(164,612,521)	(206,520,559)	(174,173,841)	(6,278,797)
Repayment of the principle portion of lease liabilities	(636,556)	(844,357)	(907,403)	(32,711)
Dividends paid	(10,623,030)	(8,520,982)	(18,082,500)	(651,857)
Proceeds from exercise of employee share options	1,149,227	1,934,530	2,727,915	98,339
Payments for buy-back of ordinary shares	-	-	(5,529,255)	(199,324)

(Continued)

ASE TECHNOLOGY HOLDING CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

	For the Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$	US$ (Note 4)

Decrease in non-controlling interests	$(12,117,251)	$(6,291,089)	$(6,400,212)	$(230,721)
Other financing activities items	(11,820)	11,867	(22,557)	(813)

Net cash used in financing activities	(6,498,808)	(21,995,344)	(5,870,846)	(211,637)

EFFECTS OF EXCHANGE RATE CHANGES ON THE BALANCE OF CASH AND CASH EQUIVALENTS HELD IN FOREIGN CURRENCY	(2,612,946)	(711,795)	(2,236,213)	(80,613)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	8,612,439	(8,592,804)	24,535,274	884,473

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	51,518,436	60,130,875	51,538,071	1,857,897

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$60,130,875	$51,538,071	$76,073,345	$2,742,370

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ASE TECHNOLOGY HOLDING CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Thousands, Unless Stated Otherwise)

1.	GENERAL INFORMATION
ASE Technology Holding Co., Ltd. (the “Company”) is a corporation incorporated in Nanzih Technology Industrial Park under the laws of Republic of China (“R.O.C.”) starting from April 30, 2018 (date of incorporation). The Company and its subsidiaries (collectively referred to as the “Group”) offer a comprehensive range of semiconductors packaging, testing, and electronic manufacturing services (“EMS”).
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
The consolidated financial statements were authorized for issue by the management on March 22, 2022.

3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD (“IASB”) (collectively, “IFRSs”)

a.	Amendments to IFRSs that are mandatorily effective for the current year
In the current year, the Group applied the amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 “Interest Rate Benchmark Reform—Phase 2” and amendment to IFRS 16
“Covid-19-Related
Rent Concessions beyond June 30, 2021.”
Except for the following, the initial application of the aforementioned new, revised or amended standards and interpretations did not have material impact on the Group’s accounting policies:

Amendment to IFRS 16 “Covid-19-Related Rent Concessions beyond June 30, 2021”
The Group elected to apply the amendment that extends the availability of the practical expedient to lease payments due on or before June 30, 2022. Refer to Note 4 for the relevant accounting policies of the practical expedient.

The Group applies the amendment from January 1, 2021.

b.	New, revised or amended standards and interpretations in issue but not yet effective
The Group has not applied the following new, revised or amended standards and interpretations that have been issued but are not yet effective:

New, Revised or Amended Standards and Interpretations	Effective Date Announced by IASB (Note 1)

“Annual Improvements to IFRS Standards 2018–2020”	January 1, 2022 (Note 2)
Amendments to IFRS 3 “Reference to the Conceptual Framework”	January 1, 2022 (Note 3)
Amendments to IAS 16 “Property, Plant and Equipment—Proceeds before Intended Use”	January 1, 2022 (Note 4)
Amendments to IAS 37 “Onerous Contracts–Cost of Fulfilling a Contract”	January 1, 2022 (Note 5)
Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB
Amendments to IAS 1 “Classification of Liabilities as Current or Non-current”	January 1, 2023
Amendments to IAS 1 “Disclosure of Accounting Policies”	January 1, 2023 (Note 6)
Amendments to IAS 8 “Definition of Accounting Estimates”	January 1, 2023 (Note 7)
Amendments to IAS 12 “Deferred Tax related to Assets and Liabilities arising from a Single Transaction”	January 1, 2023 (Note 8)

Note 1:	Unless stated otherwise, the above New IFRSs are effective for annual reporting periods beginning on or after their respective effective dates.

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

Note 8:
Except for deferred taxes that will be recognized on January 1, 2022 for temporary differences associated with leases and decommissioning obligations, the amendments will be applied prospectively to transactions that occur on or after January 1, 2022.

c.	Significant changes in accounting policy resulted from new, revised and amended standards and interpretations in issue but not yet effective
Except for the following, as of the date that the accompanying consolidated financial statements were authorized for issue, the Group does not expect that the application of the aforementioned new, revised or amended standards and interpretations will have a material impact on the financial statements.

1)	Amendments to IAS 16 “Property, Plant and Equipment: Proceeds before Intended Use”
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

2)	Amendments to IAS 37 “Onerous Contracts—Cost of Fulfilling a Contract”
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

3 )	Amendments to IAS 1 “Classification of Liabilities as Current or Non-current”
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

4 )	Amendments to IAS 1 “Disclosure of Accounting Policies”
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

(5)	the accounting is complex and users of the financial statements would otherwise not understand those material transactions, other events or conditions.

5 )	Amendments to IAS 8 “Definition of Accounting Estimates”
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

6 )	Amendments to IAS 12 “Deferred Tax related to Assets and Liabilities arising from a Single Transaction”
The amendments clarify that the initial recognition exemption under IAS 12 does not apply to transactions in which equal taxable and deductible temporary differences arise on initial recognition. The Group will recognize a deferred tax asset (to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized) and a deferred tax liability for all deductible and taxable temporary differences associated with leases and decommissioning obligations on January 1, 2022, and recognize the cumulative effect of initial application in retained earnings at that date. The Group will apply the amendments prospectively to transactions other than leases and decommissioning obligations that occur on or after January 1, 2022.

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

2)	Subsidiaries included in consolidated financial statements were as follows:

			Establishment and Operating	Percentage of Ownership (%)
				December 31
Name of Investor	Name of Investee	Main Businesses	Location	2020	2021

The Company	ASE	Engaged in the packaging and testing of semiconductors	R.O.C.	100.0	100.0
	USI Inc. (“USIINC”)	Holding company	R.O.C.	100.0	100.0
	SPIL	Engaged in the assembly, testing and turnkey services of integrated circuit	R.O.C.	100.0	100.0
ASE	A.S.E. Holding Limited	Holding company	Bermuda	100.0	100.0
	J & R Holding Limited (“J&R Holding”)	Holding company	Bermuda	100.0	100.0
	Innosource Limited	Holding company	British Virgin Islands	100.0	100.0
	Omniquest Industrial Limited	Holding company	British Virgin Islands	71.0	71.0
	ASE Marketing & Service Japan Co., Ltd.	Engaged in marketing and sales services	Japan	100.0	100.0
	ASE Test, Inc.	Engaged in the testing of semiconductors	R.O.C.	100.0	100.0
	Luchu Development Corporation	Engaged in the development of real estate properties	R.O.C.	67.1	67.1
	Advanced Microelectronic Products Inc. (“AMPI”)	Engaged in the manufacturing of integrated circuit	R.O.C.	7.6	7.6
ASE Test, Inc.	Alto Enterprises Limited	Holding company	British Virgin Islands	100.0	100.0
	Super Zone Holdings Limited	Holding company	Hong Kong	100.0	100.0
	Luchu Development Corporation	Engaged in the development of real estate properties	R.O.C.	19.0	19.0
	TLJ Intertech Inc.	Engaged in information software services	R.O.C.	60.0	60.0
	MingFeng Information Service Corp., Ltd.	In the process of liquidation (Liquidation completed in February 2022)	R.O.C.	100.0	100.0
	AMPI	Engaged in the manufacturing of integrated circuit	R.O.C.	43.4	43.4
A.S.E. Holding Limited	ASE Investment (Labuan) Inc.	Holding company	Malaysia	70.1	70.1
	ASE Test Limited (“ASE Test”)	Holding company	Singapore	10.2	10.2
	ASE Technology Partners, Limited	Holding company and was established in August 2021	British Cayman Islands	—	100.0
	Integrated Solutions Enterprise Europe (“ITGEU”)	Trading company, and was acquired in October 2021 (Note 29)	Belgium	—	100.0
J&R Holding	ASE Test	Holding company	Singapore	89.8	89.8
	Omniquest Industrial Limited	Holding company	British Virgin Islands	8.4	8.4
	J&R Industrial Inc.	Engaged in leasing equipment and investing activity	R.O.C.	100.0	100.0
	ASE Japan Co., Ltd.	Engaged in the packaging and testing of semiconductors	Japan	100.0	100.0
	ASE (U.S.) Inc.	After-sales service and sales support	U.S.A.	100.0	100.0
	Global Advanced Packaging Technology Limited	Holding company	British Cayman Islands	100.0	100.0
	Anstock Limited	Liquidated in June 2021	British Cayman Islands	100.0	—
	Anstock II Limited	Liquidated in June 2021	British Cayman Islands	100.0	—
	Suzhou ASEN Semiconductors Co., Ltd. (“ASEN”)	Engaged in the packaging and testing of semiconductors (organizational adjustment through exchanged shares to Global Advanced Packaging Test (Hong Kong) Limited in September 2021)	Suzhou, China	100.0	—
Innosource Limited	Omniquest Industrial Limited	Holding company	British Virgin Islands	20.6	20.6
	ASE (Shanghai) Inc.	Engaged in the production of substrates	Shanghai, China	8.5	8.5
Omniquest Industrial Limited	ASE Corporation	Holding company	British Cayman Islands	100.0	100.0
Alto Enterprises Limited	ASE (Kunshan) Inc.	Engaged in the packaging and testing of semiconductors	Kun Shan, China	22.9	(Note 2)
	ASE Investment (Kun Shan) Limited	Holding company	Kun Shan, China	85.9	85.9
Super Zone Holdings Limited	Advanced Semiconductor Engineering (China) Ltd.	Engaged in the packaging and testing of semiconductors, after-sale services, advisory and lease of factory	Shanghai, China	100.0	100.0
ASE Investment (Labuan) Inc.	ASE (Korea) Inc. (“ASE Korea”)	Engaged in the packaging and testing of semiconductors	Korea	100.0	100.0
ASE Technology Partners, Limited	ASE Technology Acquisition Corporation	Holding company and was established in August 2021	British Cayman Islands	—	100.0
ASE Korea	ASE (Weihai) Inc.	Engaged in the packaging and testing of semiconductors (disposed to J&R Holding and organizational adjustment through exchanged shares from J&R Holding to GAPT (Hong Kong) Limited in October 2021)	Shandong, China	100.0	—
ASE Test	ASE Test Holdings, Ltd.	Holding company	British Cayman Islands	100.0	100.0
	ASE Holdings (Singapore) Pte Ltd	Holding company	Singapore	100.0	100.0
	ASE Investment (Labuan) Inc.	Holding company	Malaysia	29.9	29.9
	ASE Singapore Pte. Ltd.	Engaged in the packaging and testing of semiconductors	Singapore	100.0	100.0
ASE Test Holdings, Ltd.	ISE Labs, Inc.	Engaged in the testing of semiconductors	U.S.A.	100.0	100.0

(Continued)

			Establishment and Operating	Percentage of Ownership (%)
				December 31
Name of Investor	Name of Investee	Main Businesses	Location	2020	2021

ISE Labs, Inc.	ISE Services, Inc.	Engaged in wafer procurement and customer product management services	U.S.A.	100.0	100.0
ASE Holdings (Singapore) Pte Ltd	ASE Electronics (M) Sdn. Bhd.	Engaged in the packaging and testing of semiconductors	Malaysia	100.0	100.0
Global Advanced Packaging Technology Limited	ASE Assembly & Test (Shanghai) Limited	Engaged in the packaging and testing of semiconductors and leasing of properties	Shanghai, China	100.0	100.0
	ASE Advanced Semiconductor (Shanghai) Limited	Engaged in the packaging and testing of semiconductors (disposed to ASEN in November 2021)	Shanghai, China	100.0	—
	GAPT Holding Limited	Holding company and was established in August 2021	British Virgin Islands	—	(Note 2)
GAPT Holding Limited	Global Advanced Packaging Test (Hongkong) Limited	Engaged in the trading of substrates and was established in August 2021	Hong Kong	—	(Note 2)
Global Advanced Packaging Test (Hongkong) Limited	Suzhou ASEN Semiconductors Co., Ltd. (“ASEN”)	Engaged in the packaging and testing of semiconductors (acquired from J&R Holding in September 2021 through share exchange under restructure )	Suzhou, China	—	(Note 2)
	ASE (Weihai) Inc.	Engaged in the packaging and testing of semiconductors (acquired from J&R Holding in October 2021 through share exchange under restructure )	Shandong, China	—	(Note 2)
ASEN	ASE Advanced Semiconductor (Shanghai) Limited	Engaged in the packaging and testing of semiconductors (acquired from Global Advanced Packaging Technology Limited in November 2021)	Shanghai, China	—	(Note 2)
ASE Assembly & Test (Shanghai) Limited	ASE Investment (Kun Shan) Limited	Holding company	Kun Shan, China	14.1	14.1
	Wuxi Tongzhi Microelectronics Co., Ltd.	Engaged in the packaging and testing of semiconductors	Wuxi, China	100.0	100.0
	ISE Labs, China, Ltd.	Engaged in the testing of semiconductor	Shanghai, China	100.0	100.0
	Shanghai Ding Hui Real Estate Development Co., Ltd. (“DH”)	Engaged in the development, construction and sale of real estate properties	Shanghai, China	60.0	60.0
DH	Shanghai Ding Qi Property Management Co., Ltd.	Engaged in the management of real estate properties	Shanghai, China	100.0	100.0
	Shanghai Ding Wei Real Estate Development Co., Ltd. (“DW”)	Engaged in the development, construction and leasing of real estate properties	Shanghai, China	100.0	100.0
	Shanghai Ding Yu Real Estate Development Co., Ltd.	Engaged in the development, construction and leasing of real estate properties	Shanghai, China	100.0	100.0
	Kun Shan Ding Hong Real Estate Development Co., Ltd	Engaged in the development, construction and leasing of real estate properties	Kun Shan, China	100.0	100.0
	Shanghai Ding Xu Property Management Co., Ltd.	Engaged in the management of real estate properties	Shanghai, China	100.0	100.0
	Shanghai Dingyao Estate Development Co., Ltd.	Engaged in the management of real estate properties	Shanghai, China	100.0	100.0
	Shanghai Ding Fan Business Management Co., Ltd.	Engaged in the management of real estate properties (acquired from DW in November 2020)	Shanghai, China	100.0	100.0
ASE Investment (Kun Shan) Limited	ASE (Kun s han) Inc.	Engaged in the packaging and testing of semiconductors	Kun Shan, China	49.3	(Note 2)
ASE Corporation	ASE Mauritius Inc.	Holding company	Mauritius	100.0	100.0
	ASE Labuan Inc.	Holding company	Malaysia	100.0	100.0
ASE Mauritius Inc.	ASE (Kunshan) Inc.	Engaged in the packaging and testing of semiconductors	Kun Shan, China	27.8	(Note 2)
	ASE (Shanghai) Inc.	Engaged in the production of substrates	Shanghai, China	91.5	91.5
ASE Labuan Inc.	ASE Electronics Inc.	Engaged in the production of substrates	R.O.C.	100.0	100.0
ASE (Shanghai) Inc.	Advanced Semiconductor Engineering (HK) Limited	Engaged in the trading of substrates	Hong Kong	100.0	100.0
	Shanghai Ding Hui Real Estate Development Co., Ltd.	Engaged in the development, construction and sale of real estate properties	Shanghai, China	40.0	40.0
	Universal Scientific Industrial (Shanghai) Co., Ltd. (“USISH”)	Engaged in the designing, manufacturing and sales of electronic components	Shanghai, China	0.8	0.8
USIINC	Huntington Holdings International Co., Ltd.	Holding company	British Virgin Islands	100.0	100.0
Huntington Holdings International Co., Ltd.	Unitech Holdings International Co., Ltd.	Holding company	British Virgin Islands	100.0	100.0
	Real Tech Holdings Limited	Holding company	British Virgin Islands	100.0	100.0
	Universal ABIT Holding Co., Ltd.	In the process of liquidation	British Cayman Islands	100.0	100.0
Real Tech Holdings Limited	USI Enterprise Limited (“USIE”)	Engaged in the service of investment advisory and warehousing management	Hong Kong	95.9	100.0
USIE	USISH	Engaged in the designing, manufacturing and sales of electronic components	Shanghai, China	76.6	77.1
USISH	Universal Global Technology Co., Limited	Holding company	Hong Kong	100.0	100.0

(Continued)

			Establishment and Operating	Percentage of Ownership (%)
				December 31
Name of Investor	Name of Investee	Main Businesses	Location	2020	2021

	Universal Global Technology (Kunshan) Co., Ltd. (“UGKS”)	Engaged in the designing and manufacturing of electronic components	Kun Shan, China	100.0	100.0
	Universal Global Technology (Shanghai) Co., Ltd.	Engaged in the processing and sales of computer and communication peripherals as well as business in import and export of goods and technology	Shanghai, China	100.0	100.0
	Universal Global Electronics (Shanghai) Co., Ltd.	Engaged in the sales of electronic components and telecommunications equipment	Shanghai, China	100.0	100.0
	USI Electronics (Shenzhen) Co., Ltd.	Engaged in the design, manufacturing and sales of motherboards and computer peripherals	Shenzhen, China	50.0	50.0
	Universal Global Technology (Huizhou) Co., Ltd.	Engaged in the research and manufacturing of new electronic applications, communications, computers and other electronics products and also provided auxiliary technical services as well as import and export services	Huizhou, China	100.0	100.0
	FINANCIERE AFG (“FAFG”)	Holding company	France	10.4	10.4
Universal Global Technology Co., Limited	Universal Global Industrial Co., Limited	Engaged in manufacturing, trading and investing activity	Hong Kong	100.0	100.0
	Universal Global Scientific Industrial Co., Ltd. (“UGTW”)	Engaged in the manufacturing of components of telecommunication and cars and provision of related R&D services	R.O.C.	100.0	100.0
	USI America Inc.	Engaged in the manufacturing and processing of motherboards and wireless network communication and provision of related technical service	U.S.A.	100.0	100.0
	Universal Scientific Industrial De Mexico S.A. De C.V.	Engaged in the assembling of motherboards and computer components	Mexico	100.0	100.0
	USI Japan Co., Ltd.	Engaged in the manufacturing and sales of computer peripherals, integrated chip and other related accessories	Japan	100.0	100.0
	USI Electronics (Shenzhen) Co., Ltd.	Engaged in the design, manufacturing and sales of motherboards and computer peripherals	Shenzhen, China	50.0	50.0
	Universal Global Electronics Co., Ltd.	Engaged in accepting and outsourcing orders as well as sales of electronic components and service of technical advisory	Hong Kong	100.0	100.0
	Universal Scientific Industrial (France) (“USIFR”)	Engaged in investing activities	France	100.0	100.0
	UNIVERSAL SCIENTIFIC INDUSTRIA L (VIE TNAM ) CO ., LTD.	Engaged in IC assembly for wearable devices and was established in July 2020.	Vietnam	100.0	100.0
Universal Global Industrial Co., Limited	Universal Scientific Industrial De Mexico S.A. De C.V.	Engaged in the assembling of motherboards and computer components	Mexico	(Note 1)	(Note 1)
UGTW	Universal Scientific Industrial Co., Ltd. (“USI”)	Engaged in the manufacturing, processing and sales of computers, computer peripherals and related accessories	R.O.C.	100.0	100.0
Universal Global Electronics Co., Ltd.	Universal Scientific Industrial Poland Sp. z o.o. (“USIPL”)	Engaged in the design and manufacturing of electronic components and new electronic applications.	Poland	100.0	100.0
Universal Global Electronics (Shanghai) Co., Ltd.	USI Science and Technology (Shenzhen) Co., Ltd.	Engaged in the design of electronic components, service of technical advisory; wholesale of electronic components and communication peripherals as well as business in import and export of goods and management of properties. Established in November 2020.	Shenzhen, China	100.0	100.0
USIFR	FAFG	Holding company	France	89.6	89.6
	ASTEELFLASH GROUP	Holding company (disposed to FAFG in October 2021)	France	(Note 1)	—

(Continued)

			Establishment and Operating	Percentage of Ownership (%)
				December 31
Name of Investor	Name of Investee	Main Businesses	Location	2020	2021

FAFG	ASTEELFLASH GROUP	Holding company (acquired 1 share from Universal Scientific Industrial (France) in October 2021)	France	100.0	100.0
	MANUFACTURING POWER TUNISIA	Engaged in the design and manufacturing of electronic components	Tunisia	0.1	0.1
	ASTEELFLASH MEXICO S.A. de C.V.	Engaged in the design and manufacturing of electronic components	Mexico	0.1	0.1
ASTEELFLASH GROUP	ASTEELFLASH (BEDFORD) LIMITED	Engaged in the design and manufacturing of electronic components	United Kingdom	100.0	100.0
	ASTEELFLASH FRANCE	Engaged in the design and manufacturing of electronic components	France	99.9	99.9
	ASTEELFLASH TUNISIE S.A.	Engaged in the design and manufacturing of electronic components	Tunisia	100.0	100.0
	ASTEELFLASH HONG KONG LIMITED	Holding company	Hong Kong	100.0	100.0
	ASTEELFLASH MEXICO S.A. de C.V.	Engaged in the design and manufacturing of electronic components	Mexico	99.9	99.9
	ASTEELFLASH GERMANY GmbH	Engaged in the design and manufacturing of electronic components	Germany	100.0	100.0
	MANUFACTURING POWER TUNISIA	Engaged in the design and manufacturing of electronic components	Tunisia	99.9	99.9
	ASTEELFLASH US HOLDING CORP.	Holding company	U.S.A.	100.0	100.0
	ASTEEL ELECTRONIQUE FOUCHANA	Engaged in the design and manufacturing of electronic components (disposed to ASTEELFLASH TUNISIE S.A. in June 2021)	Tunisia	(Note 1)	—
	AFERH TUNISIE	Engaged in the management, training and consulting of human resources	Tunisia	0.5	0.5
	ASTEEL ELECTRONICS MANUFACTURING SERVICES	Engaged in the design and manufacturing of electronic components	Tunisia	0.1	0.1
	ASTEELFLASH PLZEN S.R.O.	Engaged in the design and manufacturing of electronic components (acquired from ASTEELFLASH GERMANY GmbH in April 2021)	Czech Republic	—	100.0
ASTEELFLASH (BEDFORD) LIMITED	ASTEELFLASH TUNISIE S.A.	Engaged in the design and manufacturing of electronic components	Tunisia	(Note 1)	(Note 1)
ASTEELFLASH TECHNOLOGIE	ASTEELFLASH FRANCE	Engaged in the design and manufacturing of electronic components	France	(Note 1)	(Note 1)
ASTEELFLASH FRANCE	SCI CHASSET	Engaged in the management and operation of real estate properties and holding the ownership of real estate properties (Liquidated in July 2021)	France	100.0	—
	AFERH	Engaged in the management, training and consulting of human resources (Liquidated in July 2021)	France	100.0	—
	ASTEEL ELECTRONICS MANUFACTURING SERVICES	Engaged in the design and manufacturing of electronic components	Tunisia	99.9	99.9
	ASTEEL ELECTRONIQUE FOUCHANA	Engaged in the design and manufacturing of electronic components (disposed to ASTEELFLASH TUNISIE S.A. in June 2021)	Tunisia	94.2	—
	ASTEELFLASH TECHNOLOGIE	Engaged in projection of plastic and the design and manufacturing of industrial components	France	100.0	100.0
	ASTEELFLASH BRETAGNE	Engaged in the design and manufacturing of electronic components	France	100.0	100.0
	ASTEELFLASH TUNISIE S.A.	Engaged in the design and manufacturing of electronic components	Tunisia	(Note 1)	(Note 1)
ASTEELFLASH TUNISIE S.A.	ASTEEL ELECTRONIQUE TUNISIE	Engaged in the design and manufacturing of electronic components (merged by ASTEELFLASH TUNISIE S.A.in December 2021)	Tunisia	100.0	—
	ASTEEL ELECTRONIQUE FOUCHANA	Engaged in the design and manufacturing of electronic components (acquired from ASTEELFLASH GROUP, ASTEELFLASH FRANCE, Asteelflash Suzhou Co., Ltd. and ASTEELFLASH USA CORP.in June 2021 and merged by ASTEELFLASH TUNISIE S.A. in December 2021)	Tunisia	(Note 1)	—
AFERH	AFERH TUNISIE	Engaged in the management, training and consulting of organization and human resources	Tunisia	99.5	99.5
ASTEELFLASH HONG KONG LIMITED	Asteelflash S uzh ou Co., Ltd .	Engaged in the design and manufacturing of electronic components	Suzhou, China	100.0	100.0
Asteelflash Suzhou Co., Ltd.	A STE EL ELECT R ONIQUE FO UCHANA	Engaged in the design and manufacturing of electronic components (disposed to ASTEELFLASH TUNISIE S.A. in June 2021)	Tunisia	(Note 1)	—
	ASTEELFLASH TUNISIE S.A.	Engaged in the design and manufacturing of electronic components	Tunisia	(Note 1)	(Note 1)
ASTEELFLASH GERMANY GmbH	ASTEELFLASH HERSFELD GmbH	Engaged in the design and manufacturing of electronic components	Germany	100.0	100.0
	ASTEELFLASH EBERBACH GmbH	Engaged in the design and manufacturing of electronic components	Germany	100.0	100.0

(Continued)

			Establishment and Operating	Percentage of Ownership (%)
				December 31
Name of Investor	Name of Investee	Main Businesses	Location	2020	2021

	ASTEELFLASH BONN GmbH	Engaged in the design and manufacturing of electronic components	Germany	100.0	100.0
	ASTEELFLASH SCHWANDORF GmbH	Engaged in the design and manufacturing of electronic components	Germany	100.0	100.0
	ASTEELFLASH PLZEN S.R.O.	Engaged in the design and manufacturing of electronic components (disposed to ASTEELFLASH GROUP in April 2021)	Czech Republic	100.0	—
	ASTEELFLASH DESIGN SOLUTIONS HAMBOURG GmbH	Engaged in the design and manufacturing of electronic components	Germany	100.0	100.0
	EN ELECTRONICNETWORK SRL	Engaged in the design and manufacturing of electronic components	Romania	100.0	100.0
	ASTEELFLASH TUNISIE S.A.	Engaged in the design and manufacturing of electronic components	Tunisia	(Note 1)	(Note 1)
ASTEELFLASH MEXICO S.A. de C.V.	ASTEELFLASH TUNISIE S.A.	Engaged in the design and manufacturing of electronic components	Tunisia	(Note 1)	(Note 1)
ASTEELFLASH US HOLDING CORP.	ASTEELFLASH USA CORP.	Engaged in the design and manufacturing of electronic components	U.S.A.	100.0	100.0
ASTEELFLASH USA CORP.	ASTEEL ELECTRONIQUE FOUCHANA	Engaged in the design and manufacturing of electronic components (disposed to ASTEELFLASH TUNISIE S.A. in June 2021)	Tunisia	(Note 1)	—
	ASTEELFLASH TUNISIE S.A.	Engaged in the design and manufacturing of electronic components	Tunisia	(Note 1)	(Note 1)
SPIL	SPIL (B.V.I.) Holding Limited	Engaged in investing activities	British Virgin Islands	100.0	100.0
	Siliconware Investment Co., Ltd.	Engaged in investing activities	R.O.C.	100.0	100.0
SPIL (B.V.I.) Holding Limited	Siliconware USA, Inc.	Engaged in marketing activities	U.S.A.	100.0	100.0
	SPIL (Cayman) Holding Limited	Engaged in investing activities	British Cayman Islands	100.0	100.0
SPIL (Cayman) Holding Limited	Siliconware Technology (Suzhou) Limited (“SZ”)	Engaged in the packaging and testing of semiconductors	Suzhou, China	100.0	100.0
(Concluded)

Note	1: The number of shares held was 1 share or 3 shares and the percentage of ownership was less than 0.1%.

Note
2: In December 2021, the Company’s board of directors resolved to dispose its 100% shareholdings in those subsidiaries, which were settled in December 2021 and resulted in losing its control over those subsidiaries. Refer to Note 30 DISPOSAL OF SUBSIDIARIES for related disclosure.

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

g.	Inventories and inventories related to real estate business
Inventories, including raw materials, supplies, work in process, finished goods, and materials and supplies in transit are stated at the lower of cost or net realizable value. Inventory write-downs are made by item, except for those that may be appropriate to group items of similar or related inventories. Net realizable value is the estimated selling prices of inventories less all estimated costs of completion and estimated costs necessary to make the sale. Raw materials and supplies are recorded at moving average cost while work in process and finished goods are recorded at standard cost.
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

When the Group subscribes for additional new shares of an associate and joint venture at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment differs from the amount of the Group’s proportionate interest in the associate and joint venture. The Group records such a difference as an adjustment to investments with the corresponding amount charged to gain or loss on disposal of investments accounted for using the equity method. When the Group reduces its ownership interest in an associate or a joint venture but the Group continues to use the equity method, the Group reclassifies to profit or loss the proportion of the gain or loss that had previously been recognised in other comprehensive income relating to that reduction in ownership interest if that gain or loss would be reclassified to profit or loss on the disposal of the related assets or liabilities.

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

F-2
9

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

m.	Impairment of property, plant and equipment, right-of-use asset, investment properties and intangible assets other than goodwill
At each balance sheet date or whenever events or changes in circumstances indicate that the carrying value may not be recoverable, the Group reviews the carrying amounts of its property, plant and equipment, right-of-use
asset, investment properties and intangible assets, excluding goodwill, to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. When it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Corporate assets are allocated to the individual cash-generating units on a reasonable and consistent basis of allocation. The recoverable amount is the higher of fair value less costs to sell and value in use. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount, with the resulting impairment loss recognized in profit or loss.
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
Cash equivalents include time deposits with original maturities within 3 months from the date of acquisition, which are highly liquid, readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value and repurchase agreements collateralized by bonds.
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

b)	Impairment of financial assets and contract assets
At each balance sheet date, the Group recognizes a loss allowance for expected credit losses on financial assets at amortized cost (including trade receivables) and investments in debt instruments that are measured at FVTOCI
and
contract assets.
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
All
financial liabilities are measured at amortized cost using the effective interest method or at fair value through profit or loss:
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
The Group enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including forward exchange contracts, swap contracts and target redemption forward contracts.
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

5)	Convertible bonds issued by the subsidiaries
The component parts of compound instruments (i.e., convertible bonds) issued by the subsidiary are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.
On initial recognition, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible instruments. This amount is recorded as a liability on an amortized cost basis using the effective interest method until extinguished upon conversion or upon the instrument’s maturity date. Any embedded derivative liability is measured at fair value.
The conversion option classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognized and included in non-controlling interests, and is not subsequently remeasured. When the conversion option remains unexercised at maturity, the balance recognized in non-controlling interests will be transferred to capital surplus - the change of interest in subsidiaries.
Transaction costs that relate to the issuance of the convertible bonds are allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are recognized directly in non-controlling interests. Transaction costs relating to the liability component are included in the carrying amount of the liability component.

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
The Group negotiates with the lessor for rent concessions as a direct consequence of the COVID-19 to change the lease payments originally due by June 30, 2022, that results in the revised consideration for the lease substantially less than the consideration for the lease immediately preceding the change. There is no substantive change to other terms and conditions. The Group elects to apply the practical expedient to all of these rent concessions, and therefore, does not assess whether the rent concessions are lease modifications. Instead, the Group recognizes the reduction in lease payment in profit or loss as a deduction of expenses of variable lease payments, in the period in which the events or conditions that trigger the concession occurs, and makes a corresponding adjustment to the lease liability.
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
The
benefit of a
governmen
t

l
oa
n received at
a below-market rate of interest is treated as a government grant measured as the difference between the proceeds received and the fair value of the loan based on prevailing market interest rates.

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
The fair value at the grant date of the employee share options and restricted stocks
for employees is expensed on a straight-line basis over the vesting period, based on the Group’s best estimate of the number of options or shares that are expected to ultimately vest, with a corresponding increase in capital surplus—employee share options or non-controlling
interests (employee share options issued by subsidiaries) and other equity - unearned employee benefits or non-controlling interests (restricted
s
tocks
for employees issued by subsidiaries). It is recognized as an expense in full at the grant date if vesting immediately. The grant date of issued ordinary shares
 for cash which are reserved for employees is the date on which the number of shares that the employees purchase is confirmed.
When restricted
stocks
for employees are issued, other equity - unearned employee benefits is recognized on the grant date, with a corresponding increase in capital surplus - restricted stocks
for employees.
At each balance sheet date, the Group reviews its estimate of the number of employee share options and restricted st
o
cks
 for employees expected to vest. The impact of the revision of the original estimates is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the capital surplus—employee share options or non-controlling
interests (employee share options issued by subsidiaries) and other equity - unearned employee benefits or non-controlling interests (restricted stocks
for employees issued by subsidiaries).

v.	Taxation
Income tax expense represents the sum of the tax currently payable and deferred tax.

1)	Current tax
Income tax payable (recoverable) is based on taxable profit (loss) for the year determined according to the applicable tax laws of each tax jurisdiction. Taxable profit differs from net profit as reported in profit or loss because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

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

Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, unused loss carryforwards and unused tax credits for capital expenditure to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.

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
A translation of the consolidated financial statements into U.S. dollars is included solely for the convenience of the readers and has been translated from New Taiwan dollar (NT$) at the exchange rate as set forth in the statistical release by the U.S. Federal Reserve Board of the United States, which was NT$27.74 to US$1.00 as of December 31, 2021. The translation should not be construed as a representation that the NT$ amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

5.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY
In the application of the Group’s accounting policies, management is required to make judgments, estimates and assumptions on the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The Group considers the recent development of the
COVID-19
in
R.O
.
C
.
 and its economic environment implications when making its critical accounting estimates in cash flow projections, growth rate, discount rate, profitability, etc. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year
in which the estimates are revised if the revisions affect only that year
or in the
year
of the revisions and future
year
s
if the revisions affect both current and future
years
.

Impairment of goodwill
Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The calculation of the value in use requires management to estimate the future cash flows expected to be generated from the cash-generating units and a suitable discount rate in order to calculate the present value. Where the actual future cash flows are less than expected, or change in facts and circumstances results in downward revision of future cash flows or upward revision of discount rate, a material impairment loss may arise.

6.	CASH AND CASH EQUIVALENTS

	December 31
	2020	2021
	NT$	NT$	US$ (Note 4)

Cash on hand	$6,073	$5,638	$203
Checking accounts and demand deposits	48,734,866	47,094,687	1,697,718
Cash equivalents (time deposits with original maturity of less than three months and repurchase agreements collateralized by bonds)	2,797,132	28,973,020	1,044,449

	$51,538,071	$76,073,345	$2,742,370

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2020 (Retrospectively Adjusted)	2021
	NT$	NT$	US$ (Note 4)

Financial assets mandatorily classified as at FVTPL

Derivative instruments (non-designated hedges)
Swap contracts	$99,312	$85,629	$3,087
Forward exchange contracts	122,511	23,373	843
Redemption option and put option of convertible bonds	-	8,463	305
Target redemption forward contracts	-	500	18
Non-derivative financial assets
Quoted ordinary shares	4,064,438	2,683,193	96,726
Private-placement funds	1,124,754	1,322,686	47,682
Unquoted preferred shares	385,440	583,270	21,026
Contingent considerations (Note 29)	387,790	394,943	14,237
Open-end mutual funds	339,338	334,223	12,049

	6,523,583	5,436,280	195,973
Current	4,342,605	2,933,446	105,748

Non-current	$2,180,978	$2,502,834	$90,225

Financial liabilities held for trading

Derivative instruments (non-designated hedging)
Swap contracts	$1,448,972	$360,797	$13,006
Forward exchange contracts	9,020	56,863	2,050
Target redemption forward contracts	79,216	-	-

Current	$1,537,208	$417,660	$15,056

At each balance sheet date, outstanding swap contracts not accounted for hedge accounting were as follows:

		Notional Amount
Currency	Maturity Period	(In Thousands)

December 31, 2020

Sell NT$/Buy US$	2021.01-2021.12	NT$51,140,082/US$1,755,000
Sell US$/Buy RMB	2021.01-2021.02	US$59,793/RMB395,742
Sell US$/Buy HKD	2021.02	US$13,804/HKD$107,000
Sell US$/Buy JPY	2021.01	US$41,630/JPY4,300,000
Sell US$/Buy KRW	2021.01	US$30,000/KRW33,066,000
Sell US$/Buy NT$	2021.01-2021.02	US$675,240/NT$19,073,846

December 31, 2021

Sell RMB/Buy US$	2022.01	RMB2,617,518/US$409,000
Sell NT$/Buy US$	2022.01-2022.12	NT$52,916,127/US$1,903,000
Sell US$/Buy RMB	2022.02	US$54,415/RMB349,800
Sell US$/Buy JPY	2022.01	US$17,671/JPY2,000,000
Sell US$/Buy KRW	2022.01	US$37,500/KRW44,418,750
Sell US$/Buy NT$	2022.01-2022.04	US$570,130/ N T $ 15,845,090

At each balance sheet date, outstanding forward exchange contracts not accounted for hedge accounting were as follows
:

		Notional Amount
Currency	Maturity Period	(In Thousands)

December 31, 2020

Sell RMB/Buy US$	2021.01	RMB756,946/US$116,093
Sell HKD/Buy US$	2021.01	HKD4,100/US$529
Sell NT$/Buy US$	2021.01-2021.02	NT$2,667,230/US$95,000
Sell US$/Buy RMB	2021.01-2021.04	US$363,000/RMB2,385,500
Sell US$/Buy EUR	2021.01	US$1,607/EUR1,320
Sell US$/Buy JPY	2021.01-2021.04	US$100,076/JPY10,405,845
Sell US$/Buy KRW	2021.01	US$16,000/KRW17,575,300
Sell US$/Buy MYR	2021.01-2021.04	US$24,000/MYR98,737
Sell US$/Buy NT$	2021.01-2021.02	US$27,470/NT$776,867
Sell US$/Buy SGD	2021.01-2021.04	US$18,500/SGD24,868

December 31, 2021

Sell RMB/Buy JPY	2022.01	RMB35,127/JPY630,000
Sell RMB/Buy US$	2022.01	RMB727,645/US$114,000
Sell NT$/Buy US$	2022.01-2022.03	NT$3,465,805/US$125,000
Sell US$/Buy RMB	2022.01-2022.06	US$265,000/RMB1,701,695
Sell US$/Buy EUR	2022.01	US$460/EUR407
Sell US$/Buy JPY	2022.01-2022.02	US$94,747/JPY10,789,851
Sell US$/Buy MYR	2022.01-2022.02	US$8,000/MYR33,430
Sell US$/Buy NT$	2022.01	US$10,000/NT$277,735
Sell US$/Buy SGD	2022.01-2022.02	US$16,900/SGD22,925
As of each balance sheet date, outstanding target redemption forward contracts not accounted for hedge accounting were as follows:

Notional Amount
Currency	Maturity Period	(In Thousands)

December 31, 2020

Sell EUR/Buy US$	2022.04-2022.06	EUR23,279/US$27,475

December 31, 2021

Sell EUR/Buy US$	2022.04-2022.06	EUR2,982/US$3,475

The target redeemable forward contracts held by subsidiaries are weekly settled. If the market exchange rate is lower than the execution rate at the time of settlement, the contract will be settled at the nominal amount, whereas if the market exchange rate is higher than the execution rate, the contract will be settled at a leveraged nominal amount (twice the nominal amount). The contracts last until all the nominal amount of US$ position is fully settled. However, when the accumulated excess of the execution rates over the market exchange rates reach the agreed threshold after the weekly settlement, the contracts will be automatically early terminated.

8.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME (FVTOCI)

	December 31
	2020	2021
	NT$	NT$	US$ (Note 4)

Investments in equity instruments at FVTOCI	$728,398	$943,354	$34,007
Investments in debt instruments at FVTOCI	1,012,736	1,076,458	38,805

	$1,741,134	$2,019,812	$72,812

a.	Investments in equity instruments at FVTOCI

	December 31
	2020	2021
	NT$	NT$	US$ (Note 4)

Unquoted ordinary shares	$567,377	$820,779	$29,588
Quoted ordinary shares	—	102,124	3,682
Unquoted preferred shares	151,329	11,245	405
Limited partnership	9,692	9,206	332

	$728,398	$943,354	$34,007

b.	Investments in debt instruments at FVTOCI

	December 31
	2020	2021
	NT$	NT$	US$ (Note 4)

Unsecured subordinate corporate bonds	$1,012,736	$1,076,458	$38,805

The Group purchased 1,000 units of
the abovementioned
perpetual unsecured subordinate corporate bonds with par value of NT$1,000 thousand with annual interest rate at
3.5
% and effective interest rate at 3.2%.

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

10.	TRADE RECEIVABLES, NET

	December 31
	2020	2021
	NT$	NT$	US$ (Note 4)

At amortized cost
Gross carrying amount	$91,304,934	$109,473,101	$3,946,399
Less: Allowance for impairment loss	97,358	103,353	3,726

	91,207,576	109,369,478	3,942,673
At FVTOCI	626,413	6,092,462	219,627

	$91,833,989	$115,462,210	$4,162,300

a.	Trade receivables

1)	At amortized cost
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
The following table details the loss allowance of trade receivables based on the Group’s provision matrix.

December 31, 2020

	Not Past Due	Overdue 1 to 30 days	Overdue 31 to 90 Days	Overdue Over 91 Days	Individually Impaired	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Expected credit loss rate	0%	0%-10%	0%-70%	1%-100%	50%-100%

Gross carrying amount	$86,820,792	$3,823,249	$557,487	$92,873	$10,533	$91,304,934
Loss allowance (Lifetime ECLs)	(18,911)	(2,053)	(20,629)	(45,232)	(10,533)	(97,358)

	$86,801,881	$3,821,196	$536,858	$47,641	$—	$91,207,576

December 31, 2021
	Not Past Due	Overdue 1 to 30 days	Overdue 31 to 90 Days	Overdue Over 91 Days	Individually Impaired	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Expected credit loss rate	0%	0%-10%	0%-70%	1%-100%	0%-100%

Gross carrying amount	$105,538,390	$3,136,438	$609,695	$99,118	$89,460	$109,473,101
Loss allowance (Lifetime ECLs)	(18,062)	(1,811)	(22,785)	(46,337)	(14,358)	(103,353)

	$105,520,328	$3,134,627	$586,910	$52,781	$75,102	$109,369,748

	Not Past Due	Overdue 1 to 30 days	Overdue 31 to 90 Days	Overdue Over 91 Days	Individually Impaired	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Expected credit loss rate	0%	0%-10%	0%-70%	1%-100%	0%-100%

Gross carrying amount	$3,804,556	$113,066	$21,979	$3,573	$3,225	$3,946,399
Loss allowance (Lifetime ECLs)	(651)	(65)	(821)	(1,671)	(518)	(3,726)

	$3,803,905	$113,001	$21,158	$1,902	$2,707	$3,942,673

The movements of the loss allowance of trade receivables were as f
o
llows:

	December 31
	2019	2020	2021
	NT$	NT$	NT$	US$ (Note 4)

Balance at January 1	$155,389	$136,497	$97,358	$3,510
Net remeasurement of loss allowance	(38,277)	(55,742)	17,078	616
Reclassification	(5,877)	(6,970)	—	—
Acquisition through business combinations	25,553	32,460	—	—
Amounts written off	—	(3,944)	(399)	(14)
Disposal of subsidiaries	—	—	(4,637)	(167)
Effects of foreign currency exchange differences	(291)	(4,943)	(6,047)	(219)

Balance at December 31	$136,497	$97,358	$103,353	$3,726

2)	At FVTOCI
For the trade receivables due from certain customers, the Group decides whether or not to factor these trade receivables to banks without recourse based on the Group’s demand of working capital. These trade receivables are classified as at FVTOCI because they are held within a business model whose objective is achieved by both the collection
 of contractual cash flows and the selling of financial assets.
The following table details the loss allowance of trade receivables at FVTOCI based on the Group’s provision matrix.

December 31, 2020
	Not Past Due	Overdue 1 to 30 days	Overdue 31 to 90 Days	Overdue Over 91 Days	Individually Impaired	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Expected credit loss rate	0%	0%	0%	—	—

Gross carrying amount	$613,968	$9,874	$2,571	$—	$—	$626,413
Loss allowance (Lifetime ECLs)	—	—	—	—	—	—

	$613,968	$9,874	$2,571	$—	$—	$626,413

December 31, 2021

	Not Past Due	Overdue 1 to 30 days	Overdue 31 to 90 Days	Overdue Over 91 Days	Individually Impaired	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Expected credit loss rate	0%	0%	0%	0%	0%

Gross carrying amount	$5,991,543	$9,415	$91,493	$11	$—	$6,092,462
Loss allowance (Lifetime ECLs)	—	—	—	—	—	—

	$5,991,543	$9,415	$91,493	$11	$—	$6,092,462

	Not Past Due	Overdue 1 to 30 days	Overdue 31 to 90 Days	Overdue Over 91 Days	Individually Impaired	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Expected credit loss rate	0%	0%	0%	0%	0%

Gross carrying amount	$215,989	$340	$3,298	$0	$—	$219,627
Loss allowance (Lifetime ECLs)	—	—	—	—	—	—

	$215,989	$340	$3,298	$0	$—	$219,627

3)	At FVTPL
Some of the Group’s subsidiaries sell all of their trade receivables to banks without recourse. The sale will result in the derecognition of these trade receivables because the Group’s subsidiaries will transfer substantially all risks and rewards to banks. These trade receivables are measured at FVTPL because the objective of the subsidiary’ business model is neither held to collect contractual cash flows nor held both to
collect contractual cash flows and to sell financial assets. As of December 31, 2020 and 2021, the trade receivables at FVTPL were all factored to banks without recourse.

b.	Transfers of financial assets
The
f
ollowing
s

were

the
Group’s outstanding trade receivables transferred but not yet due were as follows:

Counterparty	Receivables Factoring Proceed		Reclassified to Other Receivables		Advances Received- Unused		Advances Received- Used		Annual Interest Rates on Advances Received (%)

December 31, 2020

BNP Paribas	EUR	16,691	EUR	15,315	EUR	14,481	EUR	1,376	0.80
HSBC	EUR	6,773	EUR	6,456	EUR	5,779	EUR	317	1.45
Citibank Taiwan Ltd.	US$	94,471	US$	—	US$	—	US$	94,471	0.84-0.95
Standard Chartered Bank	US$	53,800	US$	—	US$	—	US$	53,800	0.91
First Commercial Bank	NT$	6,879	NT$	—	NT$	—	NT$	6,879	1.95

December 31, 2021

BNP Paribas	EUR	12,115	EUR	12,081	EUR	11,475	EUR	34	0.80
First Commercial Bank	NT$	8,565	NT$	—	NT$	—	NT$	8,565	1.95
Pursuant to the factoring agreements, losses from commercial disputes (such as sales returns and discounts) are borne by the Group, while losses from credit risk are borne by banks. As of December 31, 2020 and 2021, the Group’s issued promissory notes with aggregate amounts of

US$2,000
thousand to Citibank Taiwan Ltd. to compensate losses from commercial disputes. As of the date that the consolidated financial statements were authorized for issue by the management, the Group did not have a material commercial dispute and also expected to have no material commercial dispute in the foreseeable future.

11.	INVENTORIES

	December 31
	2020 (Retrospectively Adjusted)	2021
	NT$	NT$	US$ (Note 4)

Finished goods	$8,822,632	$8,454,783	$304,787
Work in process	6,856,405	7,950,743	286,617
Raw materials	29,428,008	46,978,647	1,693,534
Supplies	2,691,779	3,339,042	120,369
Raw materials and supplies in transit	791,610	1,109,766	40,006

	$48,590,434	$67,832,981	$2,445,313

The cost of inventories recognized as operating costs for the years ended December 31, 2019, 2020 and 2021 were NT$347,877,603 thousand, NT$398,068,260 thousand and NT$458,345,579 thousand (US$16,522,912 thousand), respectively, which included write-downs of inventories at NT$452,134 thousand, NT$1,493,793 thousand and NT$647,946 thousand (US$23,358 thousand), respectively.

12.	INVENTORIES RELATED TO REAL ESTATE BUSINESS

	December 31
	2020	2021
	NT$	NT$	US$ (Note 4)

Land and buildings held for sale	$625,791	$667,630	$24,067
Construction in progress	11,058,328	2,956,958	106,596
Land held for construction	1,787,526	1,787,526	64,439

	$13,471,645	$5,412,114	$195,102

Construction in progress is mainly located on Hutai Road in Shanghai, China and Lidu Road in Kun Shan, China. The capitalized borrowing costs for the years ended December 31, 2019, 2020 and 2021 are disclosed in Note 25.
Construction in progress located on Hutai Road in Shanghai was completed in 2021 and immediately leased out for shopping centers business
. As a result, the Group reclassified those buildings and land use right under the line item of “inventories related to real estate—construction in progress” to investment properties wi
th amount

of NT$9,722,579 thousand (US$350,490 thousand).
As of December 31, 2020 and 2021, inventories related to real estate business of NT$13,471,645 thousand and NT$5,412,114 thousand (US$195,102 thousand), respectively, are expected to be recovered longer than twelve months.
Refer to Note 36 for the carrying amount of inventories related to real estate business that had been pledged by the Group to secure bank borrowings.

(Continued)

13.	OTHER FINANCIAL ASSETS

	December 31
	2020	2021
	NT$	NT$	US$ (Note 4)

Guarantee deposits	$516,505	$1,007,651	$36,325
Pledged time deposits (Note 36)	367,550	415,065	14,963
Time deposits with original maturity over three months	35,988	60,499	2,181
Others (Note 36)	161,957	73,765	2,659

	1,082,000	1,556,980	56,128
Current	551,655	140,857	5,078

Non-current	$530,345	$1,416,123	$51,050

14.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

	December 31
	2020	2021
	NT$	NT$	US$ (Note 4)

Investments in associates	$12,335,239	$16,500,670	$594,833
Investments in joint ventures	471,434	495,930	17,878

	$12,806,673	$16,996,600	$612,711

a.	Investments in associates

1)	Investments in associates accounted for using the equity method that was not individually material consisted of the following:

Name of Associate	Main Business	Operating Location	Carrying Amount as of December 31
			2020	2021
			NT$	NT$	US$ (Note 4)

Yann Yuan Investment Co., Ltd. (“Yann Yuan”)	Engaged in investing activities	R.O.C.	$6,670,035	$9,873,978	$355,947
ChipMOS Technologies Inc. (“ChipMOS”)	Engaged in the packaging and testing of semiconductors	R.O.C.	2,406,843	2,717,250	97,954
M-Universe Investments Pte. Ltd. (“MU”)	Investment company	Singapore	1,848,588	1,859,542	67,035
Hung Ching Development & Construction Co. (“HC”)	Engaged in the development, construction and leasing of real estate properties	R.O.C.	1,352,760	1,828,921	65,931
Hung Ching Kwan Co. (“HCK”)	Engaged in the leasing of real estate properties	R.O.C.	270,087	258,757	9,328
Chipletz, Inc. (“CHIPLETZ”)	Fabless substrate design house	U.S.A.	—	210,937	7,604
Deca Technologies Inc. (”DECA”)	Holding company with group engaged in the development of wafer level packaging and interconnect technology	U.S.A.	87,075	51,434	1,854

			12,635,388	16,800,819	605,653
	Less: Deferred gain on transfer of land		300,149	300,149	10,820

			$12,335,239	$16,500,670	$594,833

2)	At each balance sheet date, the total percentages of ownership held by the Group were as follows:

	December 31
	2020	2021

Yann Yuan	32.21%	29.45%
ChipMOS	10.85%	10.85%
MU	42.23%	42.23%
HC	26.22%	26.22%
HCK	27.31%	27.31%
CHIPLETZ	—	20.82%
DECA	17.85%	17.85%

3)	In March 2021, the Group’s subsidiary, ISE Labs, Inc., invested US$8,000 thousand to obtain 20.82% shareholdings in CHIPLETZ, hence, the Group has significant influence over CHIPLETZ.

4)
In June 2021, the Group’s subsidiary, SPIL, did not subscribe to Yann Yuan’s cash capital increase proportionately, which led to a decrease in the Group’s percentage of ownership in Yann Yuan to 29.45%.

5)	Fair values (Level 1) of investments in associates with available published price quotation are summarized as follows:

	December 31
	2020	2021
	NT$	NT$	US$ (Note 4)

ChipMOS	$2,710,572	$3,835,045	$138,250

HC	$1,317,692	$2,141,249	$77,190

6 )	Aggregate information of associates that are not individually material

	For the Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$	US$ (Note 4)

The Group’s share of:
Net i ncome	$321,413	$545,833	$872,697	$31,460
Other comprehensive income	1,401,453	2,784,094	3,624,403	130,656

Total comprehensive income	$1,722,866	$3,329,927	$4,497,100	$162,116

b.	Investments in joint ventures

1)	Investment in joint ventures that was not individually material and accounted for using the equity method consisted of the following:

Name of Joint Venture	Main Business	Operating Location	Carrying Amount as of December 31
			2020	2021
			NT$	NT$	US$ (Note 4)

SUMA-USI Electronics Co., Ltd. (“SUMA-USI”)	Engaged in the design and manufacturing of electronic products	China	$471,434	$495,930	$17,878

2)	At each balance sheet date, the percentages of ownership held by the Group’s subsidiary were as follows:

	December 31
	2020	2021

SUMA-USI	49.00%	49.00%

3)
In March 2019, UGKS entered into a joint venture agreement with Cancon Information Industry Co., Ltd. to establish
SUMA-USI
and obtained 49.00% ownership of
SUMA-USI.
Based on the joint venture agreement, both investors jointly lead the relevant operation activities of
SUMA-USI,
which resulted in that the investment in
SUMA-USI
was accounted for using the equity method.

4)	Aggregate information of joint ventures that were not individually material

	For the Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$	US$ (Note 4)

The Group’s share of:
Net income (loss)	$(139,137)	$1,780	$27,003	$973
Other comprehensive income (loss)	(3,169)	3,881	—	—

Total comprehensive income (loss)	$(142,306)	$5,661	$27,003	$973

15.	PROPERTY, PLANT AND EQUIPMENT
The carrying amounts of each class of property, plant and equipment were as follows:

	December 31
	2020 (Retrospectively Adjusted)	2021
	NT$	NT$	US$ (Note 4)

Land	$10,457,960	$11,530,540	$415,665
Buildings and improvements	82,813,857	79,273,937	2,857,748
Machinery and equipment	122,539,797	128,202,516	4,621,577
Other equipment	4,700,318	3,928,284	141,610
Construction in progress and machinery under insta llatio n	13,853,465	16,932,273	610,392

	$234,365,397	$239,867,550	$8,646,992

For the year ended December 31, 2019

	Land	Buildings and Improvements	Machinery and Equipment	Other Equipment	Construction in Progress and Machinery under Installation	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2019	$10,165,969	$141,708,011	$353,838,390	$18,380,122	$10,911,552	$535,004,044
Additions	—	806,844	413,008	76,671	61,777,364	63,073,887
Disposals	—	(983,690)	(19,139,634)	(2,507,440)	—	(22,630,764)
Reclassification	—	13,601,469	41,302,651	3,062,838	(57,221,627)	745,331
Acquisition through business combinations (Note 29)	189,111	1,044,383	5,507,315	43,611	250,455	7,034,875
Effect of foreign currency exchange differences	(21,258)	(2,204,057)	(5,176,282)	(300,686)	919,817	(6,782,466)

Balance at December 31, 2019	$10,333,822	$153,972,960	$376,745,448	$18,755,116	$16,637,561	$576,444,907

Accumulated depreciation and impairment

Balance at January 1, 2019	$—	$62,744,074	$245,750,420	$12,194,041	$—	$320,688,535
Depreciation expenses	—	6,989,392	35,747,308	2,503,967	—	45,240,667
Impairment losses recognized	—	78,562	102,056	20,388	—	201,006
Disposals	—	(881,149)	(18,640,266)	(2,503,438)	—	(22,024,853)
Reclassification	—	210,558	83,777	(103)	—	294,232
Acquisition through business combinations (Note 29)	—	445,682	4,000,338	19,028	—	4,465,048
Effect of foreign currency exchange differences	—	(1,023,739)	(3,294,855)	(194,461)	—	(4,513,055)

Balance at December 31, 2019	$—	$68,563,380	$263,748,778	$12,039,422	$—	$344,351,580

For the year ended December 31, 2020 (retrospectively adjusted)

	Land	Buildings and Improvements	Machinery and Equipment	Other Equipment	Construction in Progress and Machinery under Installation	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2020	$10,333,822	$153,972,960	$376,745,448	$18,755,116	$16,637,561	$576,444,907
Additions	—	86,409	695,561	47,137	58,195,094	59,024,201
Disposals	—	(365,758)	(12,818,849)	(2,419,423)	(126,605)	(15,730,635)
Disposal of subsidiaries (Note 30)	—	(3,665,811)	(3,223,448)	(445,506)	(792,543)	(8,127,308)
Reclassification	—	7,367,875	52,980,977	222,066	(60,032,844)	538,074
Acquisitions through business combinations (Note 29)	167,136	1,680,497	4,445,789	722,490	53,828	7,069,740
Effect of foreign currency exchange differences	(42,998)	(263,672)	(2,456,999)	(10,902)	(81,026)	(2,855,597)

Balance at December 31, 2020 (retrospectively adjusted)	$10,457,960	$158,812,500	$416,368,479	$16,870,978	$13,853,465	$616,363,382

Accumulated depreciation and impairment

Balance at January 1, 2020	$—	$68,563,380	$263,748,778	$12,039,422	$—	$344,351,580
Depreciation expense	—	7,401,223	36,373,712	2,241,613	—	46,016,548
Impairment losses recognized	—	—	981,535	10,738	—	992,273
Disposals	—	(300,832)	(8,306,990)	(2,398,756)	—	(11,006,578)
Disposal of subsidiaries (Note 30)	—	(153,002)	(345,834)	(82,059)	—	(580,895)
Reclassification	—	3,462	497,230	(188,844)	—	311,848
Acquisitions through business combinations (Note 29)	—	548,190	3,049,895	588,935	—	4,187,020
Effect of foreign currency exchange differences	—	(63,778)	(2,169,644)	(40,389)	—	(2,273,811)

Balance at December 31, 2020	$—	$75,998,643	$293,828,682	$12,170,660	$—	$381,997,985

For the year ended December 31, 2021

	Land	Buildings and Improvements	Machinery and Equipment	Other Equipment	Construction in Progress and Machinery under I nstallation	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2021 (retrospectively adjusted)	$10,457,960	$158,812,500	$416,368,479	$16,870,978	$13,853,465	$616,363,382
Additions	1,126,012	2,718,507	1,332,497	135,439	69,105,086	74,417,541
Disposals	(2,400)	(659,833)	(10,999,274)	(2,144,766)	(32,960)	(13,839,233)
Disposal of subsidiaries (Note 30)	—	(12,344,067)	(33,309,236)	(1,247,326)	(1,237,431)	(48,138,060)
Reclassification	393	5,038,562	53,856,444	1,181,455	(64,884,288)	(4,807,434)
Acquisitions through business combinations (Note 29)	—	5,284	28,282	3,108	4,852	41,526
Effect of foreign currency exchange differences	(51,425)	(929,254)	(3,788,594)	(197,844)	123,549	(4,843,568)

Balance at December 31, 2021	$11,530,540	$152,641,699	$423,488,598	$14,601,044	$16,932,273	$619,194,154

Accumulated depreciation and impairment

Balance at January 1, 2021	$—	$75,998,643	$293,828,682	$12,170,660	$—	$381,997,985
Depreciation expense	—	7,620,561	39,147,076	1,836,523	—	48,604,160
Impairment losses recognized	—	15,915	105,815	5,036	—	126,766
Disposals	—	(565,551)	(10,151,428)	(2,065,174)	—	(12,782,153)
Disposal of subsidiaries (Note 30)	—	(5,369,867)	(24,974,206)	(1,100,858)	—	(31,444,931)
Reclassification	—	(3,924,490)	142,234	(18,218)	—	(3,800,474)
Acquisitions through business combinations (Note 29)	—	241	1,067	2,452	—	3,760
Effect of foreign currency exchange differences	—	(407,690)	(2,813,158)	(157,661)	—	(3,378,509)

Balance at December 31, 2021	$—	$73,367,762	$295,286,082	$10,672,760	$—	$379,326,604

	Land	Buildings and Improvements	Machinery and Equipment	Other Equipment	Construction in Progress and Machinery under I nstallation	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Cost

Balance at January 1, 2021 ( re tr o spectively adjusted)	$376,999	$5,725,036	$15,009,678	$608,182	$499,404	22,219,299
Additions	40,592	98,000	48,035	4,883	2,491,171	2,682,681
Disposals	(86)	(23,786)	(396,513)	(77,317)	(1,188)	(498,890)
Disposal of subsidiaries (Note 30)	—	(444,992)	(1,200,765)	(44,965)	(44,608)	(1,735,330)
Reclassification	14	181,635	1,941,473	42,590	(2,339,016)	(173,304)
Acquisitions through business combinations (Note 29)	—	190	1,020	112	175	1,497
Effect of foreign currency exchange differences	(1,854)	(33,499)	(136,575)	(7,132)	4,454	(174,606)

Balance at December 31, 2021	$415,665	$5,502,584	$15,266,353	$526,353	$610,392	$22,321,347

Accumulated depreciation and impairment

Balance at January 1, 2021	$—	$2,739,677	$10,592,238	$438,740	$—	$13,770,655
Depreciation expense	—	274,714	1,411,214	66,205	—	1,752,133
Impairment losses recognized	—	574	3,815	182	—	4,571
Disposals	—	(20,388)	(365,949)	(74,447)	—	(460,784)
Disposal of subsidiaries (Note 30)	—	(193,579)	(900,296)	(39,685)	—	(1,133,560)
Reclassification	—	(141,474)	5,127	(657)	—	(137,004)
Acquisitions through business combinations (Note 29)	—	9	39	89	—	137
Effect of foreign currency exchange differences	—	(14,697)	(101,412)	(5,684)	—	(121,793)

Balance at December 31, 2021	$—	$2,644,836	$10,644,776	$384,743	$—	$13,674,355

Based on the future operation plans and the capacity evaluation, the Group assessed that a portion of plant and equipment in the packaging segment and the testing segment were not qualified for the production needs and, therefore, recognized an impairment loss of NT$201,006 thousand, NT$992,273 thousand and NT$126,766 thousand (US$4,571 thousand) under the line item of other operating income and expenses (Note 25) for the years ended December 31, 2019, 2020 and 2021, respectively.
The recoverable amounts of a portion of the impaired plant and equipment were determined by their fair value less cost of disposal, of which the fair value was based on the recent quoted prices of assets with similar age and obsolescence provided by vendors in secondary market or the disposal price, and both of which represented Level 3 inputs because the secondary market was not active and the disposal price was negotiated with counterparties. The recoverable amounts of the remaining impaired plant and equipment were determined by their value in use and the Group expects only short-term or no economic benefits would be generated by these assets and the discount effect was immaterial.
Each class of property, plant and equipment was depreciated on a straight-line basis over the following useful lives:

Buildings and improvements
Main plant buildings	10-55 years
Cleanrooms	10-20 years
Others	3-20 years
Machinery and equipment	2-10 years
Other equipment	2-20 years
The capitalized borrowing costs for the years ended December 31, 2019, 2020 and 2021 are disclosed in Note 25.

16.	LEASE ARRANGEMENTS

a.	Right-of-use assets

	December 31
	2020 (Retrospectively Adjusted)	2021
	NT$	NT$	US$ (Note 4)

Carrying amounts

Land	$5,961,974	$6,093,518	$219,666
Buildings and improvements	2,548,838	3,663,682	132,072
Machinery and equipment	181,065	880,443	31,739
Other equipment	49,930	42,619	1,536

	$8,741,807	$10,680,262	$385,013

	For the Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$	US$ (Note 4)

Additions to right-of-use assets	$824,268	$702,996	$3,239,770	$116,791

Depreciation charge for right-of-use assets	$215,301	$214,682	$217,674	$7,847
Land	307,708	370,458	509,746	18,376
Buildings and improvements
Machinery and equipment	507,443	335,039	356,052	12,835
Other equipment	25,006	26,701	31,478	1,135

	$1,055,458	$946,880	$1,114,950	$40,193

The amounts disclosed above with respect to the
right-of-use
assets did not include the
right-of-use
assets that meet the definition of investment properties.

b.	Lease liabilities

	December 31
	2020	2021
	NT$	NT$	US$ (Note 4)

Carrying amounts

Current	$774,444	$809,536	$29,183

Non-current	$5,101,386	$6,590,348	$237,576

The Group’s lease liabilities were mainly from land and buildings and improvements. The range of discount rates for lease liabilities was as follows:

	December 31
	2020	2021

Land (%)	0.54-8.00	0.54-8.00
Buildings and improvements (%)	0.54-8.84	0.45-8.84

c.	Material lease-in activities and terms
The Group leases land and buildings for the use of plants and offices with remaining lease terms of
1-53
years and
1-29
years, respectively. For the leasehold land located in the R.O.C., the Group has extension options at the expiry of the lease periods. However, the government has the right to adjust the lease payments on the basis of changes in announced land value prices and also has the right to terminate the lease contract under certain circumstances. The Group does not have bargain purchase options to acquire the leasehold land and buildings at the expiry of the lease periods. In addition, the Group is prohibited from subleasing or transferring all or any portion of the underlying assets without the lessor’s consent.

d.	Subleases
In addition to the sublease transactions described in Note 17, the Group did not have other sublease transactions.

e.	Other lease information

	December 31
	2020	2021
	NT$	NT$	US$ (Note 4)

Expenses relating to short-term leases	$682,142	$814,235	$29,352

Expenses relating to low-value assets leases	$5,433	$5,080	$183

Expenses relating to variable lease payments not included in the measurement of lease liabilities	$43,112	$61,141	$2,204

Total cash outflow for leases	$1,854,456	$2,909,157	$104,872

The Group elected to apply the recognition exemption for qualifying short-term leases and low-value
asset leases and,
ther
ef
ore
, did not recognize
right-of-use
assets and lease liabilities for these leases.

17.	INVESTMENT PROPERTIES

For the year ended December 31, 2019

	Land	Buildings and Improvements	Right-of-use Assets	Total
	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2019	$35,965	$8,409,790	$6,891,947	$15,337,702
Additions	—	2,532	—	2,532
Disposals	—	(1,843)	—	(1,843)
Reclassification	—	(490,130)	(21,069)	(511,199)
Effects of foreign currency exchange differences	—	(209,980)	(303,086)	(513,066)

Balance at December 31, 2019	$35,965	$7,710,369	$6,567,792	$14,314,126

Accumulated depreciation

Balance at January 1, 2019	$—	$707,376	$292,722	$1,000,098
Depreciation expenses	—	377,536	216,574	594,110
Disposals	—	(1,240)	—	(1,240)
Reclassification	—	(210,455)	543	(209,912)
Effects of foreign currency exchange differences	—	99,354	(22,355)	76,999

Balance at December 31, 2019	$—	$972,571	$487,484	$1,460,055

Carrying amount at December 31, 2019	$35,965	$6,737,798	$6,080,308	$12,854,071

For the year ended December 31, 2020

	Land	Buildings and Improvements	Right-of-use Assets	Total
	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2020	$35,965	$7,710,369	$6,567,792	$14,314,126
Additions	—	6,352	—	6,352
Disposals	—	(1,902)	—	(1,902)
Reclassification	—	(3,884)	46,201	42,317
Effects of foreign currency exchange differences	—	111,870	124,920	236,790

Balance at December 31, 2020	$35,965	$7,822,805	$6,738,913	$14,597,683

Accumulated depreciation

Balance at January 1, 2020	$—	$972,571	$487,484	$1,460,055
Depreciation expenses	—	353,048	209,212	562,260
Disposals	—	(1,293)	—	(1,293)
Reclassification	—	(1,498)	10,617	9,119
Effects of foreign currency exchange differences	—	19,639	9,820	29,459

Balance at December 31, 2020	$—	$1,342,467	$717,133	$2,059,600

Carrying amount at December 31, 2020	$35,965	$6,480,338	$6,021,780	$12,538,083

For the year ended December 31, 2021

	Land	Buildings and Improvements	Right-of-use Assets	Total
	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2021	$35,965	$7,822,805	$6,738,913	$14,597,683
Disposals	—	(5,350)	—	(5,350)
Disposal of subsidiaries (Note 30)	—	(1,290,187)	(87,412)	(1,377,599)
Reclassification (Note 12)	(393)	9,818,133	3,398,139	13,215,879
Effects of foreign currency exchange differences	0	30,697	(6,962)	23,735

Balance at December 31, 2021	$35,572	$16,376,098	$10,042,678	$26,454,348

Accumulated depreciation

Balance at January 1, 2021	$—	$1,342,467	$717,133	$2,059,600
Depreciation expenses	—	482,625	268,422	751,047
Disposals	—	(3,671)	—	(3,671)
Disposal of subsidiaries (Note 30)	—	(570,403)	(19,946)	(590,349)
Reclassification	—	2,014,201	78,914	2,093,115
Effects of foreign currency exchange differences	—	6,927	(7,108)	(181)

Balance at December 31, 2021	$—	$3,272,146	$1,037,415	$4,309,561

Carrying amount at December 31, 2021	$35,572	$13,103,952	$9,005,263	$22,144,787

	Land	Buildings and Improvements	Right-of-use Assets	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Cost

Balance at January 1, 2021	$1,296	$282,005	$242,931	$526,232
Disposals	—	(193)	—	(193)
Disposal of subsidiaries (Note 30)	—	(46,510)	(3,151)	(49,661)
Reclassification (Note 12)	(14)	353,934	122,500	476,420
Effects of foreign currency exchange differences	—	1,107	(251)	856

Balance at December 31, 2021	$1,282	$590,343	$362,029	$953,654

Accumulated depreciation

Balance at January 1, 2021	$—	$48,395	$25,852	$74,247
Depreciation expenses	—	17,398	9,676	27,074
Disposals	—	(132)	—	(132)
Disposal of subsidiaries (Note 30)	—	(20,563)	(719)	(21,282)
Reclassification	—	72,610	2,845	75,455
Effects of foreign currency exchange differences	—	250	(256)	(6)

Balance at December 31, 2021	$—	$117,958	$37,398	$155,356

Carrying amount at December 31, 2021	$1,282	$472,385	$324,631	$798,298

Right-of-use
assets included in investment properties were leasehold land located in Shanghai and were subleased under operating leases.
The abovementioned investment properties were leased out for 1 to 20 years, with an option to extend for an additional lease term. The lease contracts contain market review clauses in the event that the lessees exercise their options to extend. The lessees do not have bargain purchase
options to acquire the investment properties at the expiry of the lease term.

In addition to fixed lease payments, some of the lease contracts also indicated that the lessees should make variable payments determined at a specific percentage of the excess of respective lessee’s monthly revenues over a specific amount.
The maturity analysis of lease payments receivable under operating leases of investment properties was as follows:

	December 31
	2020	2021
	NT$	NT$	US$ (Note 4)

Year 1	$880,929	$1,693,659	$61,055
Year 2	688,123	1,405,450	50,666
Year 3	471,966	1,210,891	43,651
Year 4	383,307	1,019,498	36,752
Year 5	335,706	929,609	33,511
Year 6 onwards	664,259	3,241,525	116,854

	$3,424,290	$9,500,632	$342,489

The investment properties were depreciated on a straight-line basis over the following useful lives:

Main buildings	10-40 years
Right-of-use assets	10-50 years
Because the market conditions
we
re
severely affected by
COVID-19
in 2020 and 2021, the Group agreed to provide unconditional rent concessions
for some lease contracts. The rent concessions were accounted for as adjustments to related income over the remaining lease term. For the years ended December 31, 2020 and 2021, total amount from the rent concessions were NT$54,139 thousand and NT$3,865 thousand (US$139 thousand), respectively.
The fair value of the investment properties was measured using the market approach and the income approach based on level 3 inputs by independent professional appraisers. The significant unobservable inputs were discount rates. The fair value of the investment properties was as follows:

	December 31
	2020	2021
	NT$	NT$	US$ (Note 4)

Fair value	$19,799,714	$36,158,216	$1,303,468

Refer to Note 36 for the carrying amount of the investment properties that had been pledged by the Group to secure borrowings.

18.	GOODWILL
For the year ended December 31, 2019

	Cost	Accumulated impairment	Carrying amount
	NT$	NT$	NT$

Balance at January 1, 2019	$52,388,559	$2,414,113	$49,974,446
Acquisition through business combinations (Note 29)	264,977	—	264,977
Effect of foreign currency exchange differences	(40,987)	—	(40,987)

Balance at December 31, 2019	$52,612,549	$2,414,113	$50,198,436

For the year ended December 31, 2020 (retrospectively adjusted)

	Cost	Accumulated impairment	Carrying amount
	NT$	NT$	NT$

Balance at January 1, 2020	$52,612,549	$2,414,113	$50,198,436
Acquisition through business combinations (Note 29)	2,567,842	—	2,567,842
Effect of foreign currency exchange differences	(57,225)	—	(57,225)

Balance at December 31, 2020	$55,123,166	$2,414,113	$52,709,053

For the year ended December 31, 2021

	Cost	Accumulated impairment	Carrying amount
	NT$	NT$	NT$

Balance at January 1, 2021 (retrospectively adjusted)	$55,123,166	$2,414,113	$52,709,053
Disposal of subsidiaries (Note 30)	(310,711)	—	(310,711)
Effect of foreign currency exchange differences	(325,929)	—	(325,929)

Balance at December 31, 2021	$54,486,526	$2,414,113	$52,072,413

	Cost	Accumulated Impairment	Carrying Amount
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Balance at January 1, 2021 (re tro spectively adjusted)	$1,987,136	$87,026	$1,900,110
Disposal of subsidiaries (Note 30)	(11,201)	—	(11,201)
Effect of foreign currency exchange differences	(11,749)	—	(11,749)

Balance at December 31, 2021	$1,964,186	$87,026	$1,877,160

a.	Allocating goodwill to cash-generating units
The Group did not monitor goodwill for internal management purpose but for financial reporting purpose and, therefore, the goodwill was allocated to the following cash-generating units for evaluation of impairment: packaging segment, testing segment, EMS segment and other segment. The carrying amounts of goodwill allocated to cash-generating units were as follows:

	December 31
	2020 (Retrospectively Adjusted)	2021
Cash-generating units	NT$	NT$	US$ (Note 4)

Packaging segment	$35,703,625	$35,412,424	$1,276,583
Testing segment	13,365,068	13,304,040	479,598
EMS segment (Note 29)	3,492,259	3,207,848	115,640
Others	148,101	148,101	5,339

	$52,709,053	$52,072,413	$1,877,160

b.	Impairment assessment
At the end of each year, the Group performs evaluation of goodwill for impairment by reviewing the recoverable amounts based on value in use which incorporates cash flow projections estimated by management covering a five-year period. The cash flows beyond that five-year period are extrapolated using a steady per annum growth rate. In assessing value in use, the estimated future cash flows are discounted to their present value using annual pre-tax
discount rates which were 9.59%-14.99%, 10.39%-14.71% and 10.27%-15.76% as of December 31, 2019, 2020 and 2021, respectively. For the years ended December 31, 2019, 2020 and 2021, no impairment loss was recognized. The key assumption used in calculating each segment’s value in use also included the growth rates for operating revenues, which were based on the forecast for the Group and the industry as well as the Group’s historical performance.
Management believes that any reasonably possible change in the key assumptions on which the recoverable amount was based on
would not cause
the
carrying amount of
each
cash-generating unit to exceed its recoverable amount.

19.	OTHER INTANGIBLE ASSETS
The carrying amounts of each class of other intangible assets were as follows:

	December 31
	2020 (Retrospectively Adjusted)	2021
	NT$	NT$	US$ (Note 4)

Customer relationships	$9,120,300	$7,990,956	$288,066
Computer software	2,795,873	2,779,723	100,206
Patents and acquired specific technology	15,720,213	13,730,404	494,968
Others	75,385	62,624	2,258

	$27,711,771	$24,563,707	$885,498

For the year ended December 31, 2019

	Customer Relationships	Computer Software	Patents and Acquired Specific Technology	Others	Total
	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2019	$11,915,636	$4,401,045	$20,588,356	$83,657	$36,988,694
Additions	—	1,358,533	—	(7,625)	1,350,908
Disposals or derec o gniza tion	(915,635)	(1,123,446)	—	(6,315)	(2,045,396)
Acquisition through business combinations (Note 29)	—	19,944	732,604	—	752,548
Effect of foreign currency exchange differences	—	(49,198)	(2,264)	(1,417)	(52,879)

Balance at December 31, 2019	$11,000,001	$4,606,878	$21,318,696	$68,300	$36,993,875

Accumulated amortization

Balance at January 1, 2019	$1,548,839	$3,241,363	$1,332,687	$27,772	$6,150,661
Amortization expense	1,033,464	583,300	1,955,703	4,139	3,576,606
Disposals or derecognization	(915,635)	(1,116,512)	—	(6,315)	(2,038,462)
Acquisition through business combinations (Note 29)	—	7,765	313,422	—	321,187
Effect of foreign currency exchange differences	—	(38,577)	(1,639)	(293)	(40,509)

Balance at December 31, 2019	$1,666,668	$2,677,339	$3,600,173	$25,303	$7,969,483

For the year ended December 31, 2020 (retrospectively adjusted)

	Customer Relationships	Computer Software	Patents and Acquired Specific Technology	Others	Total
	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2020	$11,000,001	$4,606,878	$21,318,696	$68,300	$36,993,875
Additions	—	951,439	171	31,045	982,655
Disposals or derecognization	—	(55,413)	—	(14,594)	(70,007)
Disposal of subsidiaries (Note 30)	—	(38,125)	—	—	(38,125)
Acquisition through business combinations (Note 29)	885,565	1,567,508	—	114,269	2,567,342
Effect of foreign currency exchange differences	4,717	(65,838)	312	(19,160)	(79,969)

Balance at December 31, 2020	$11,890,283	$6,966,449	$21,319,179	$179,860	$40,355,771

Accumulated amortization

Balance at January 1, 2020	$1,666,668	$2,677,339	$3,600,173	$25,303	$7,969,483
Amortization expense	1,000,000	729,330	1,998,554	5,493	3,733,377
Disposals or derecognization	—	(47,345)	—	(5,044)	(52,389)
Disposal of subsidiaries (Note 30)	—	(10,688)	—	—	(10,688)
Acquisition through business combinations (Note 29)	102,768	843,746	—	79,673	1,026,187
Effect of foreign currency exchange differences	547	(21,806)	239	(950)	(21,970)

Balance at December 31, 2020	$2,769,983	$4,170,576	$5,598,966	$104,475	$12,644,000

For the year ended December 31, 2021

	Customer Relationships	Computer Software	Patents and Acquired Specific Technology	Others	Total
	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2021 (retrospectively adjusted)	$11,890,283	$6,966,449	$21,319,179	$179,860	$40,355,771
Additions	—	1,193,060	2,000	37,959	1,233,019
Disposals or derecognization	(102,637)	(150,670)	—	(71,014)	(324,321)
Disposal of subsidiaries (Note 30)	—	(789,998)	(5,401)	(6,243)	(801,642)
Acquisition through business combinations (Note 29)	—	622	—	—	622
Effect of foreign currency exchange differences	(83,041)	(167,769)	(537)	(7,036)	(258,383)

Balance at December 31, 2021	$11,704,605	$7,051,694	$21,315,241	$133,526	$40,205,066

Accumulated amortization

Balance at January 1, 2021	$2,769,983	$4,170,576	$5,598,966	$104,475	$12,644,000
Amortization expense	1,049,759	971,190	1,991,641	41,530	4,054,120
Disposals or derecognization	(102,637)	(139,907)	—	(67,741)	(310,285)
Disposal of subsidiaries (Note 30)	—	(626,338)	(5,288)	(3,067)	(634,693)
Acquisition through business combinations (Note 29)	—	222	—	—	222
Effect of foreign currency exchange differences	(3,456)	(103,772)	(482)	(4,295)	(112,005)

Balance at December 31, 2021	$3,713,649	$4,271,971	$7,584,837	$70,902	$15,641,359

	Customer Relationships	Computer Software	Patents and Acquired Specific Technology	Others	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Cost

Balance at January 1, 2021 (retrospectively adjusted)	$428,633	$251,134	$768,536	$6,484	$1,454,787
Additions	—	43,009	72	1,368	44,449
Disposals or derecognization	(3,700)	(5,432)	—	(2,560)	(11,692)
Disposal of subsidiaries (Note 30)	—	(28,479)	(195)	(225)	(28,899)
Acquisition through business combinations (Note 29)	—	23	—	—	23
Effect of foreign currency exchange differences	(2,994)	(6,048)	(19)	(254)	(9,315)

Balance at December 31, 2021	$421,939	$254,207	$768,394	$4,813	$1,449,353

Accumulated amortization

Balance at January 1, 2021	$99,855	$150,345	$201,837	$3,766	$455,803
Amortization expense	37,843	35,010	71,797	1,497	146,147
Disposals or derecognization	(3,700)	(5,043)	—	(2,442)	(11,185)
Disposal of subsidiaries (Note 30)	—	(22,579)	(191)	(110)	(22,880)
Acquisition through business combinations (Note 29)	—	8	—	—	8
Effect of foreign currency exchange differences	(125)	(3,741)	(17)	(155)	(4,038)

Balance at December 31, 2021	$133,873	$154,000	$273,426	$2,556	$563,855

Each class of other intangible assets was amortized on the straight-line basis over the following useful lives:

	December 31, 2020	December 31, 2021
Customer relationships	11-16 years	11-16 years
Computer software	2-10 years	2-10 years
Patents and acquired specific technology	5-17 years	5-17 years
Others	5-32 years	5-10 years

20.	BORROWINGS

a.	Short-term borrowings
Bank loans mainly represented unsecured revolving loans
,
 letters of credit
 a
nd bank overdrafts.

	December 31
	2020	2021
	NT$	NT$	US$ (Note 4)

Secured bank loans, annual interest rates both were 0.90%-1.87% as of December 31, 2020 and 2021	$300,495	$203,127	$7,322
Unsecured bank loans, annual interest rates were 0.58%-3.38% and 0.40%-3.75% as of December 31, 2020 and 2021, respectively	34,297,362	40,833,302	1,472,001

	34,597,857	41,036,429	1,479,323
Less: financial liabilities for hedging - current (Note 34)	3,307,018	6,716,965	242,140

	$31,290,839	$34,319,464	$1,237,183

b.	Long-term borrowings

1)	Bank loans

	December 31
	2020	2021
	NT$	NT$	US$ (Note 4)

Revolving bank loans
Syndicated bank loans - repayable through January 2022, annual interest rates were 1.15%-1.17% and 1.08% as of December 31, 2020 and 2021, respectively (Note 36)	$12,536,424	$2,562,926	$92,391
Others - repayable through January 2022 to July 2029, annual interest rates were 0.56%-4.15% and 0.40%-4.00% as of December 31, 2020 and 2021, respectively	84,146,125	107,383,417	3,871,068
Mortgage loans
Repayable through March 2022 to December 2033, annual interest rates were 1.90%-4.90% and 2.32%-4.55% as of December 31, 2020 and 2021, respectively	10,813,997	8,031,142	289,515

	107,496,546	117,977,485	4,252,974
Less: unamortized discounts	104,323	3,642	131

	107,392,223	117,973,843	4,252,843
Less: current portion	2,250,121	4,526,683	163,183
financial liabilities for hedging - current (Note 34)	1,970,307	—	—
financial liabilities for hedging - non-current (Note 34)	5,910,919	4,780,931	172,348

	$97,260,876	$108,666,229	$3,917,312

Pursuant to some of the above revolving bank loans agreements, the Company’s subsidiaries should meet certain financial covenants which are calculated based on each of their annual audited consolidated financial statements or semi-annual reviewed consolidated financial statements. The Company’s subsidiaries were in compliance with all of the financial covenants.

2)	Long-term bills payable

	December 31
	2020	2021
	NT$	NT$	US$ (Note 4)

China Bills Finance Corporation, repayable through March 2023 to December 2023, annual interest rates were 0.65%-0.90% and 0.65% as of December 31, 2020 and 2021, respectively	$2,000,000	$2,500,000	$90,123

(Continued)

	December 31
	2020	2021
	NT$	NT$	US$ (Note 4)

Ta Ching Bills Finance Corporation, repayable through January 2023 to March 2023, annual interest rates were 0.91% and 0.65% as of December 31, 2020 and 2021, respectively	$1,000,000	$2,500,000	$90,123
Mega Bills Finance Corporation, repayable in March 2023, annual interest rates were 0.92%-0.93% and 0.65% as of December 31, 2020 and 2021, respectively	2,000,000	2,000,000	72,098
International Bills Finance Corporation, early repaid in March 2023, annual interest rate was 0.65% as of December 31, 2021	—	1,500,000	54,073

	5,000,000	8,500,000	306,417
Less: unamortized discounts	1,498	1,353	49

	$4,998,502	$8,498,647	$306,368

(Concluded)

21.	BONDS PAYABLE

	December 31
	2020	2021
	NT$	NT$	US$ (Note 4)

Unsecured domestic bonds
Interest due annually with annual interest rate at 1.30% and fully redeemed in January 2021	$7,000,000	$—	$—
Repayable at maturity in January 2023 and interest due annually with annual interest rate at 1.50%	2,000,000	2,000,000	72,098
Repayable at maturity in January 2022 and interest due annually with annual interest rate at 1.25%	3,700,000	3,700,000	133,381
Repayable at maturity in January 2024 and interest due annually with annual interest rate at 1.45%	4,300,000	4,300,000	155,011
Repayable at maturity in April 2024 and interest due annually with annual interest rate at 0.90%	6,500,000	6,500,000	234,319
Repayable at maturity in April 2026 and interest due annually with annual interest rate at 1.03%	3,500,000	3,500,000	126,172
Repayable at maturity in April 2025 and interest due annually with annual interest rate at 0.90%	10,000,000	10,000,000	360,490
Repayable at maturity in August 2023 and interest due annually with annual interest rate at 0.72%	3,000,000	3,000,000	108,147
Repayable at maturity in August 2025 and interest due annually with annual interest rate at 0.85%	5,000,000	5,000,000	180,245
Repayable at maturity in August 2027 and interest due annually with annual interest rate at 0.95%	2,000,000	2,000,000	72,098
Unsecured overseas bonds
US$200,000 thousand (linked to New Taiwan dollar), repayable at maturity in October 2022 and interest due quarterly with annual interest rate at 2.15%	6,204,800	6,204,800	223,677
US$100,000 thousand (linked to New Taiwan dollar), repayable at maturity in October 2024 and interest due quarterly with annual interest rate at 2.50%	3,102,400	3,102,400	111,839
Unsecured overseas convertible bonds
RMB779,801 thousand, repayable at maturity in March 2027 and interest due annually with annual interest rate at 0.10%, 0.20%, 0.60%, 1.30%, 1.80% and 2.00% for the first, second, third, fourth, fifth and sixth year, respectively	—	3,385,381	122,040

	56,307,200	52,692,581	1,899,517
Less: discounts on bonds payable	53,646	425,244	15,330

	56,253,554	52,267,337	1,884,187
Less: current portion of bonds payable	6,999,951	9,902,710	356,983

	$49,253,603	$42,364,627	$1,527,204

a.
In December 2017, AMPI offered the fifth secured domestic convertible bonds in NT$250,000 thousand with nil coupon rate and a maturity of 3 years. Each holder of the bonds has the right to convert the bonds into ordinary shares of AMPI at the conversion price at any time from the 3 months after the offering date to the maturity date. The initial conversion price was NT$4.8 per share at offering date and the conversion price will be subject to adjustment in the event of the conversion provisions due to anti-dilution clause. As of September 30, 2020, the conversion prices was NT$4.8 per share. The bonds may be early redeemed at the option of AMPI, in whole or in part, at any time provided that (1) if the closing price of AMPI’s ordinary shares on the Taipei Exchange exceeds the conversion price by 30% or more for 30 consecutive business days in the period starting from 3 months after the offering to 40 days before the maturity or (2) the outstanding amount of the bonds falls below 10% of the originally offered in the period aforementioned. AMPI already redeemed these bonds in December 2020.

b.
In March 2021, the subsidiary, USISH, offered an unsecured overseas convertible bonds (the “USISH Bonds”) in RMB3,450,000 thousand with par value of RMB100. Within 5 trading days after maturity, USISH will redeem all the unconverted bonds at a price of 108% of the par value (including the interests of
 the last
installation
).

When the USISH Bonds were offered, the subsidiaries, USIE and ASE (Shanghai) Inc., totally subscribed for RMB2,670,199 thousand. Such USISH Bonds were deemed as a hybrid financial instrument under IFRS 9 and, therefore, USIE and ASE (Shanghai) Inc. classified them as financial assets mandatorily at FVTPL. Since the aforementioned contractual obligations assumed by USISH and the contractual rights entitled to USIE and ASE (Shanghai) Inc. were extinguished in economic substance, the assets and liabilities related to the USISH Bonds subscribed for by USIE and ASE (Shanghai) Inc. were all
eliminated upon the consolidation.
Each holder of the USISH Bonds has the right to convert the USISH Bonds into ordinary shares of USISH at the conversion price at any time from the first trading day after 9 months of the offering date to the maturity date (the “Conversion Period”). The initial conversion price was RMB20.25 per share at offering date and the conversion price will be subject to the adjustment in the event of the conversion provisions due to anti-dilution clause. As of December 31, 2021, the conversion price was RMB19.75. As of December 31, 2021, USISH Bonds with the cumulative par value of RMB26 thousand was converted into one thousand ordinary shares of USISH. Before the maturity of the Bonds, if the closing price of USISH’s ordinary shares in Shanghai Stock Exchange is lower than 80% of the current conversion price for at least 15 trading days out of any 30 consecutive trading days, the board of directors of USISH will have the right to propose a downward revision on conversion price and submit it to USISH’s shareholders’ meeting for approval.

During the Conversion Period, USISH’s board of directors has the right to redeem all or part of the unconverted bonds at the price of par value plus accrued interests in either of the following circumstances: (1) if the closing price of USISH’s ordinary shares in Shanghai Stock Exchange is not less 130% (including 130%) of the current conversion price for at least 20 trading days out of any 30 consecutive trading days, or (2) the unconverted USISH Bonds falls below RMB30,000 thousand.

In the last two interest accrual years before the maturity, the holders of USISH Bonds have the right to sell back all or part of USISH Bonds to USISH at the price of par value plus accrued interest in either of the following circumstances: (1) if the closing price of USISH’s ordinary shares in Shanghai Stock Exchange is lower than 70% of the current conversion price in any 30 consecutive trading days, or (2) if USISH is deemed to change the use of the funds pursuant to the relevant regulations of the China Securities Regulatory Commission or USISH is identified by the China Securities Regulatory Commission as changing the use of funds before the maturity. In addition, after 3 years from the offering date, holders of USISH Bonds have the right to sell back all or part of USISH Bonds to USISH at 102% of the par value (including the interests accrued for the 3rd year).

At the offering date, USISH Bonds consisted of debt host contract (recognized under the line item of bonds payable), conversion right (recognized under the line item of non-controlling
interests since it is an equity component of the bonds offered by the subsidiary), redemption option and put option (recognized under the line item of financial liabilities at FVTPL). In the consolidated financial statements, the effective interest rate of the debt host contract was 4.2989%, the amount of the con
versi
on
 right was NT$404,026 thousand (US$14,565 thousand), and the aggregate fair value of the redemption option and put option was NT$6,756 thousand (US$244 thousand) on initial recognition.

22.	OTHER PAYABLES

	December 31
	2020	2021
	NT$	NT$	US$ (Note 4)

Payables for property, plant and equipment	$10,013,971	$13,607,664	$490,543
Accrued salary and bonus	12,448,548	12,217,011	440,411
Accrued employees’ compensation and remuneration to directors	4,405,981	7,711,445	277,990
Accrued employee insurance	1,105,122	1,204,387	43,417
Accrued utilities	536,491	581,662	20,968
Others	10,905,510	11,374,731	410,049

	$39,415,623	$46,696,900	$1,683,378

23.	RETIREMENT BENEFIT PLANS

a.	Defined contribution plans

1)
The pension plan under the R.O.C. Labor Pension Act (“LPA”) for the Group’s R.O.C. resident employees is a government-managed defined contribution plan. Based on the LPA, the Company and its subsidiaries in
R.
O.C
.
 makes monthly contributions to employees’ individual pension accounts at 6% of their monthly salaries.

2)	The subsidiaries of the Group located in countries other than Taiwan also make contributions at various ranges according to relevant local regulations.

b.	Defined benefit plans

1)
The Company and its subsidiaries in
R.O.C
.
joined the defined benefit pension plan under the R.O.C. Labor Standards Law operated by the government. Pension benefits are calculated on the basis of the length of service and average monthly salaries of the last six months before retirement. The Company and its subsidiaries in
R
.O.C
.
 make contributions based on a certain percentage of their domestic employees’ monthly salaries to a pension fund administered by the pension fund monitoring committee. Before the end of each year, the Company and its subsidiaries in
R.O.C
.
assess the balance in the pension fund. If the amount of the balance in the pension fund is inadequate to pay retirement benefits for employees who conform to retirement requirements in the next year, the Company and its subsidiaries in
R.O.C
.
are required to fund the difference in one appropriation that should be made by the end of March in the next year. Pension contributions are deposited in the Bank of
Taiwan
in the committee’s name and are managed by the Bureau of Labor Funds, Ministry of Labor (“the Bureau”); the Company and its subsidiaries in Taiwan have no right to influence the investment policy and strategy.

2)
Pension plans for certain subsidiaries of the Group stipulate that employees with service years exceeding agreed years are entitled to receive a lump-sum
payment based on their length of service and the agreed salaries at the time of termination of employment.

3)
ASE, SPIL, ASE Test, Inc. and ASEE
have
 pension plans for executive managers. Pension costs under the plans were NT$11,567 thousand, NT$11,184 thousand and NT$32,836 thousand (US$1,183 thousand) (recognized under the line item of net defined benefit liabilit ies
) for the years ended December 31, 2019, 2020 and 2021, respectively. Pension payments were
NT$26,144 thousand (US$942 thousand) for the year ended December 31, 2021. As of December 31, 2020 and 2021, accrued pension liabilities for executive managers were NT$346,015 thousand and NT369,999 thousand (US$13,338 thousand), respectively.

4)	The amounts included in the consolidated balance sheets arising from the Group’s obligation in respect of its defined benefit plans excluding those for executive managers were as follows:

	December 31
	2020	2021
	NT$	NT$	US$ (Note 4)

Present value of the defined benefit obligation	$12,159,145	$11,424,860	$411,855
Fair value of the plan assets	(5,962,305)	(5,863,264)	(211,365)

Present value of unfunded defined benefit obligation	6,196,840	5,561,596	200,490
Recorded under other payables	(102,367)	(67,524)	(2,434)
Recorded under other non-current assets	26,306	—	—

Net defined benefit liabilit ies	$6,120,779	$5,494,072	$198,056

Movements in net defined benefit liabilit
ies
 were as follows:

	Present Value of the Defined Benefit Obligation	Fair Value of the Plan Assets	Net Defined Benefit Liabilit ies (Asset s )
	NT$	NT$	NT$

Balance at January 1, 2019	$10,297,139	$(5,492,123)	$4,805,016

Service cost
Current service cost	211,226	—	211,226
Net interest expense (income)	151,635	(97,387)	54,248

Recognized in profit or loss	362,861	(97,387)	265,474

Remeasurement
Return on plan assets (excluding amounts included in net interest)	—	(104,516)	(104,516)
Actuarial (gain) loss
Changes in financial assumptions	398,732	—	398,732
Experience adjustments	70,374	—	70,374
Changes in demographic assumptions	(2,329)	—	(2,329)

Recognized in other comprehensive income	466,777	(104,516)	362,261

Contributions from the employer	—	(514,617)	(514,617)
Benefits paid from
the pension fund	(393,897)	393,897	—
the Group	(21,439)	—	(21,439)
Business combinations	62,857	(28,380)	34,477
Exchange differences on foreign plans	(105,724)	100,948	(4,776)

Balance at December 31, 2019	10,668,574	(5,742,178)	4,926,396

Service cost
Current service cost	193,693	—	193,693
Past service cost and gain on settlements	(25,891)	—	(25,891)
Net interest expense (income)	119,314	(81,114)	38,200

Recognized in profit or loss	287,116	(81,114)	206,002

Remeasurement
Return on plan assets (excluding amounts included in net interest)	—	(109,616)	(109,616)
Actuarial (gain) loss
Changes in financial assumptions	465,433	—	465,433
Experience adjustments	281,661	—	281,661
Changes in demographic assumptions	(36,627)	—	(36,627)

Recognized in other comprehensive income	710,467	(109,616)	600,851

(Continued)

	Present Value of the Defined Benefit Obligation	Fair Value of the Plan Assets	Net Defined Benefit Liabilit ies (Asset s )
	NT$	NT$	NT$

Contributions from the employer	$—	$(620,433)	$(620,433)
Benefits paid from
the pension fund	(552,430)	603,137	50,707
the Group	(14,520)	—	(14,520)
Assets extinguished on settlement	—	11,910	11,910
Business combinations	1,018,480	—	1,018,480
Exchange differences on foreign plans	41,458	(24,011)	17,447

Balance at December 31, 2020	12,159,145	(5,962,305)	6,196,840

Service cost
Current service cost	173,307	—	173,307
Past service cost and gain on settlements	(10,284)	—	(10,284)
Net interest expense (income)	78,501	(59,761)	18,740

Recognized in profit or loss	241,524	(59,761)	181,763

Remeasurement
Return on plan assets (excluding amounts included in net interest)	—	(42,636)	(42,636)
Actuarial (gain) loss
Changes in financial assumptions	(418,542)	—	(418,542)
Experience adjustments	242,896	—	242,896
Changes in demographic assumptions	160,156	—	160,156

Recognized in other comprehensive income	(15,490)	(42,636)	(58,126)

Contributions from the employer	—	(542,584)	(542,584)
Benefits paid from
the pension fund	(556,419)	562,442	6,023
the Group	(80,603)	—	(80,603)
Business combinations	46,291	—	46,291
Exchange differences on foreign plans	(369,588)	181,580	(188,008)

Balance at December 31, 2021	$11,424,860	$(5,863,264)	$5,561,596

(Concluded)

	Present Value of the Defined Benefit Obligation	Fair Value of the Plan Assets	Net Defined Benefit Liabilit ies (Asset s )
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Balance at January 1, 2021	$438,325	$(214,935)	$223,390

Service cost
Current service cost	6,248	—	6,248
Past service cost and gain on settlements	(371)	—	(371)
Net interest expense (income)	2,830	(2,154)	676

Recognized in profit or loss	8,707	(2,154)	6,553

Remeasurement
Return on plan assets (excluding amounts included in net interest)	—	(1,537)	(1,537)
Actuarial (gain) loss
Changes in financial assumptions	(15,088)	—	(15,088)
Experience adjustments	8,756	—	8,756
Changes in demographic assumptions	5,773	—	5,773

Recognized in other comprehensive income	(559)	(1,537)	(2,096)

Contributions from the employer	—	(19,560)	(19,560)
Benefits paid from
the pension fund	(20,058)	20,275	217
the Group	(2,906)	—	(2,906)
Business combinations	1,669	—	1,669
Exchange differences on foreign plans	(13,323)	6,546	(6,777)

Balance at December 31, 2021	$411,855	$(211,365)	$200,490

5)	The fair value of the plan assets by major categories at each balance sheet date was as follows:

	December 31
	2020	2021
	NT$	NT$	US$ (Note 4)

Cash	$2,236,340	$2,267,223	$81,731
Equity instruments	2,459,708	2,334,180	84,145
Debt instruments	1,092,115	1,039,412	37,470
Others	174,142	222,449	8,019

Total	$5,962,305	$5,863,264	$211,365

6)	Through the defined benefit plans under the Labor Standards Law of the R.O.C., the Group in R. O.C . are exposed to the following risks:

a)	Investment risk
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

7)
The management of ASE Korea is responsible for the administration of the fund and determination of the investment strategies according to related local regulations. ASE Korea is responsible for the shortfall between the fund and the defined benefit obligation. The plan assets are investment
in the certificates of deposits.

8)
The present value of the defined benefit obligation and the related current service cost and past service cost were measured using the Projected Unit Credit Method. Except the pension plans for executive managers, the key assumptions used for the actuarial valuations were as follow:

	December 31
	2020	2021

Discount rates (%)	0.00-2.77	0.05-3.31
Expected rates of salary increase (%)	1.00-4.06	1.00-4.02
The sensitivity analysis below has been determined based on reasonably possible changes of the respective assumptions occurring at each balance sheet date, while holding all other assumptions constant.

	December 31
	2020	2021
	NT$	NT$	US$ (Note 4)

Discount rate
0.5% higher	$(617,803)	$(548,265)	$(19,764)

0.5% lower	$600,451	$593,980	$21,412

Expected rates of salary increase
0.5% higher	$611,217	$538,689	$19,419

0.5% lower	$(565,555)	$(503,700)	$(18,158)

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

9)	Maturity analysis of undiscounted pension benefit

	December 31
	2020	2021
	NT$	NT$	US$ (Note 4)

No later than 1 year	$498,092	$561,812	$20,253
Later than 1 year but not later than 5 years	2,553,522	2,593,560	93,495
Later than 5 years	12,325,576	12,600,192	454,225

	$15,377,190	$15,755,564	$567,973

The Group expected to make contributions of NT$513,781 thousand and NT$595,871 thousand (US$21,481 thousand) to the defined benefit plans in the next year starting from January 1, 2021 and 2022, respectively.
As of December 31, 2020 and 2021, the average duration of the defined benefit obligation excluding those for executive managers of the Group both were 9 to 16 years
.

24.	EQUITY

a.	Share capital

Ordinary shares

	December 31
	2020	2021

Numbers of shares authorized (in thousands)	5,500,000	5,500,000

Numbers of shares reserved (in thousands)
Employee share options	400,000	400,000

Number of shares issued and fully paid (in thousands)	4,351,592	4,408,650

	December 31
	2020	2021
	NT$	NT$	US$ (Note 4)

Share capital authorized	$55,000,000	$55,000,000	$1,982,696

Share capital reserved
Employee share options	$4,000,000	$4,000,000	$144,196

American Depositary Receipts
The Company’s ADS represents 2 ordinary shares of the Company. As of December 31, 2020 and 2021, 107,964 thousand and 157,164 thousand ADSs were outstanding and represented 215,927 thousand and 314,328 thousand ordinary shares of the Company, respectively.

b.	Capital surplus

	December 31
	2020	2021
	NT$	NT$	US$ (Note 4)

May be used to offset a deficit, distributed as cash dividends, or transferred to share capital (1)

Issuance of ordinary shares	$13,548,426	$16,049,286	$578,561
Merger by share exchange	117,693,658	117,693,658	4,242,742
Difference between consideration and the carrying amount of the subsidiaries’ net assets during actual disposal or acquisition	3,240,987	3,240,987	116,835
Exercised employee share options	1,617,254	2,362,951	85,182
Treasury share transactions	510,449	816,186	29,422
Expired share options (Note 28)	645,903	645,903	23,284

	137,256,677	140,808,971	5,076,026

May be used to offset a deficit only

Changes in percentage of ownership interest in subsidiaries (2)	1,451	1,451	52
Share of changes in capital surplus of associates	41,239	10,706	386
Dividends that the claim period has elapsed and unclaimed by shareholders	3,550	5,183	187

	46,240	17,340	625

May not be used for any purpose

Employee share options	1,894,952	1,442,132	51,988
Employee restricted stock awards	—	1,193,782	43,034
Others (3)	569,681	230,943	8,326

	2,464,633	2,866,857	103,348

	$139,767,550	$143,693,168	$5,179,999

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

4)
If annual net income remains, a proposal for the distribution of such amount together with a part or all of the accumulated undistributed profits from
previous years shall be prepared by the board of directors and submit to the shareholders’ meeting for resolution. However, the distributable dividends may be paid in cash after a resolution has been adopted by a majority vote at a meeting of the board of directors attended by two-thirds
of the total number of directors; and in addition thereto a report of such distribution shall be submitted to the shareholders’ meeting.

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
Items referred to under Rule No. 1090150022 issued by
the Financial Supervisory Commission R.O.C.
and in the directive titled “Questions and Answers for Special Reserves Appropriated Following Adoption of IFRSs” should be appropriated to or reversed from a special reserve by the Company.
The appropriation of earnings for 2019 and 2020 resolved
in
the Company’s annual shareholders’ meetings in June 2020 and August 2021, respectively
,
were as follows:

	Appropriation of Earnings		Dividends Per Share
	For Year 2019	For Year 2020	For Year 2019	For Year 2020
	NT$	NT$	NT$	NT$
			(in dollars)	(in dollars)

Legal reserve	$1,697,489	$2,398,814
Special reserve (reverse)	3,944,915	(1,278,670)
Cash dividends	8,668,331	18,389,856	$2.0	$4.2

	$14,310,735	$19,510,000

d.	Others equity items

1)	Exchange differences on translating foreign operations

	For the Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$	US$ (Note 4)

Balance at January 1	$(5,888,574)	$(10,762,684)	$(11,641,939)	$(419,681)
Recognized for the year
Exchange differences a ri si ng on translating foreign operations	(4,788,135)	(1,173,204)	(3,203,730)	(115,491)
Share from associates and joint venture accounted for using the equity method	(85,975)	101,038	21,307	768
Reclassification
Disposal of associates and joint venture accounted for using the equity method	—	29,971	—	—
Disposal of foreign operations	—	162,940	(569,284)	(20,522)

Balance at December 31	$(10,762,684)	$(11,641,939)	$(15,393,646)	$(554,926)

2)	Unr e alized gain (loss) on financial assets at FVTOCI

	For the Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$	US$ (Note 4)

Balance at January 1	$(1,015,107)	$(203,098)	$2,027,902	$73,104
Unrealized gain (loss) recognized during the year
Debt instruments	(2,052)	(2,136)	63,722	2,297
Equity instruments	(283,472)	(405,020)	(8,671)	(313)
Share from associates and joint venture accounted for using the equity method	1,501,689	2,655,570	3,599,703	129,766
Realized gain (loss) recognized during the year
Disposal of associates and joint venture accounted for using the equity method	—	1,094	—	—
Cumulative unrealized loss of equity instruments transferred to retained earnings due to disposal	—	16,383	33,258	1,199
Cumulative unrealized loss transferred to retained earnings due to disposal of equity instruments in relation to associates and joint venture accounted for using the equity method	(404,156)	(34,891)	(1,525,553)	(54,995)

Balance at December 31	$(203,098)	$2,027,902	$4,190,361	$151,058

3)	Gain (loss) on hedging instruments - hedges of net investments of foreign operations

	For the Year Ended December 31
	2020	2021
	NT$	NT$	US$ (Note 4)

Balance at January 1	$—	$(429,265)	$(15,475)
Recognized during the year
Foreign currency risk – loans denominated in foreign currency	(429,265)	551,098	19,867

Balance at December 31	$(429,265)	$121,833	$4,392

(Concluded)

4)	Unearned employee compensation
In August 2021, the shareholders’ meeting resolved to issue restricted stock awards for employees
.
R
efer to Note 28

for the information.

	For the Year Ended December 31, 2021
	NT$	US$ (Note 4)
Balance at January 1	$—	$—
Issuance of employee restricted stock awards	(1,343,782)	(48,442)
Share-based payment expenses	178,791	6,446

Balance at December 31	$(1,164,991)	$(41,996)

e.	Treasury shares (in thousand shares)

Purpose of Repurchase	Shares repurchased for cancellation	Shares held by subsidiaries	Total
Balance at December 31, 2020	—	72,941	72,941

Balance at January 1, 2021	—	72,941	72,941
Addition	53,067	—	53,067

Balance at December 31, 2021	53,067	72,941	126,008

In
order to maintain the Company’s credit and shareholders’ rights and interests, the

board of directors resolved
in
November 202
1

to repurchase up to 55,000 thousand of the Company’s ordinary shares for cancellation
at prices between NT$90 (US$3) to NT$150 (US$5) per share during November 8, 2021 to January 7, 2022
.
I
f the Company’s shares price falls below NT$90 (US$3), the Company will continuous to execute
 th
e

repurchase. As of December 31, 2021, the Company
early
completed
the
repurchase

of
 55,000 thousand shares, of which 53,067 thousand shares
were bought back before December 31, 2021 at an average price of NT$104.2 (US$ 3.8) while the remaining
1,933

thousand shares were bought back during January 2022 at an average price of NT$106.4 (US$3.8). In February 2022, the Company’s board of directors resolved that February 25, 2022 was the record date for capital reduction and completed the cancellation of those repurchased ordinary shares.
The Company’s shares held by its subsidiaries at each balance sheet date were as follows:

	Shares Held by Subsidiaries	Carrying Amount	Carrying Amount	Fair Value	Fair Value
	(in thousand shares)	NT$	US$ (Note 4)	NT$	US$ (Note 4)

December 31, 2020

ASE Test	44,100	$1,380,721		$3,585,349
J&R Holding	23,352	381,709		1,898,508
ASE Test, Inc.	5,489	196,677		446,287

	72,941	$1,959,107		$5,930,144

December 31, 2021

ASE Test	44,100	$1,380,721	$49,774	$4,696,675	$169,311
J&R Holding	23,352	381,709	13,760	2,486,975	89,653
ASE Test, Inc.	5,489	196,677	7,090	584,620	21,075

	72,941	$1,959,107	$70,624	$7,768,270	$280,039

Fair value (Level 1) of the Company’s shares held by subsidiaries is based on the closing price from an available published price quotation.

Under the Securities and Exchange Act in the R.O.C., the Company shall neither pledge treasury shares nor exercise shareholders’ rights on these shares, such as the rights to dividends and voting. The subsidiaries holding the aforementioned treasury shares are bestowed shareholders’ rights except the rights to participate in any share issuance for cash and voting.

f.	Non-controlling interests

	For the Year Ended December 31
	2019	2020 (retrospectively adjusted)	2021
	NT$	NT$	NT$	US$ (Note 4)

Balance at January 1 (retrospectively adjusted)	$17,639,487	$13,374,912	$15,622,009	$563,158
Share of profit for the year	1,207,974	1,681,320	2,099,830	75,697
Other comprehensive income (loss) for the year
Exchange difference on translating foreign operations	(414,010)	178,480	(321,551)	(11,592)
Unrealized gain (loss) on equity instruments at FVTOCI	(10,773)	1,321	50,679	1,827
Gain (loss) from hedging	—	(145,559)	187,502	6,759
Remeasurement on defined benefit plans	(7,422)	(9,075)	1,497	54
Share of other comprehensive income from associates accounted for using the equity method	—	—	7,902	285
Non-controlling interests arising from acquisition or disposal of subsidiaries (Note 29)	666,651	298	—	—
Acquisition of non-controlling interests in subsidiaries (Note 31)	(5,084,785)	(116,738)	—	—
Issuance of ordinary shares by subsidiaries (Note 29)	83,044	1,711,453	—	—
Subsidiaries’ buy back of their own outstanding ordinary shares (Note 31)	(2,017,319)	(2,299,533)	(2,748,521)	(99,081)
Equity component of convertible bonds issued by subsidiaries	—	—	393,199	14,174
Non-controlling interest relating to outstanding vested employee share options granted by subsidiaries	1,672,310	1,591,904	314,398	11,334
Cash dividends d ist ri buted to non-controlling interests	(360,245)	(346,774)	(1,062,529)	(38,303)

Balance at December 31	$13,374,912	$15,622,009	$14,544,415	$524,312

25.	PROFIT BEFORE INCOME TAX

a.	Other operating income and expenses, net

	For the Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$	US$ (Note 4)

Rental income	$136,301	$153,682	$175,373	$6,322
Gain (loss) on disposal of property, plant and equipment	(164,467)	460,868	71,770	2,587
Royalty income	—	—	135,400	4,881
Impairment loss (Note 15)	(201,006)	(992,273)	(126,766)	(4,571)
Others	(39,383)	880,215	934,052	33,673

	$(268,555)	$502,492	$1,189,829	$42,892

b.	Other income

	For the Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$	US$ (Note 4)

Interest income
Bank deposits	$549,681	$520,783	$529,132	$19,074
Contracts with customers	—	—	13,197	476
Government subsidies	624,351	803,049	767,918	27,683
Dividends income	185,061	150,715	289,852	10,449

	$1,359,093	$1,474,547	$1,600,099	$57,682

c.	Other gains and losses

	For the Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$	US$ (Note 4)

Remeasurement gain on investments accounted for using the equity method due to step acquisition	$319,712	$—	$—	$—
Net gain on financial assets mandatorily at FVTPL	3,631,763	3,211,125	1,199,065	43,225
Net loss arising on financial instruments held for trading	(1,984,941)	(3,282,973)	(2,689,070)	(96,938)
Gain on disposal of subsidiaries (Note 30)	—	802,753	17,340,418	625,105
Foreign exchange gain, net	1,125,681	1,005,374	1,395,054	50,290
Gain recognized in bargain purchase transaction (Note 29)	—	—	33,114	1,194
Gain (loss) on disposal of investments accounted for using the equity method	—	91,297	(67,482)	(2,433)
Impairment loss on financial assets	(400,201)	—	—	—
Others	(8,025)	—	—	—

	$2,683,989	$1,827,576	$17,211,099	$620,443

(Concluded)

d.	Finance costs

	For the Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$	US$ (Note 4)

Interest on lease liabilities	$88,742	$88,026	$105,159	$3,791
Interest on borrowings and bonds payable	4,211,541	3,498,999	2,790,368	100,590

Total interest expense for financial liabilities measured at amortized cost	4,300,283	3,587,025	2,895,527	104,381
Less: Amounts included in the cost of qualifying assets
Inventories related to real estate business	(35,713)	(95,589)	(71,011)	(2,560)
Property, plant and equipment	(77,715)	(54,208)	(25,581)	(922)

	4,186,855	3,437,228	2,798,935	100,899
Other finance costs	16,540	22,283	32,372	1,167

	$4,203,395	$3,459,511	$2,831,307	$102,066

Information relating to the capitalized borrowing costs was as follows:

	For the Year Ended December 31
	2019	2020	2021

Annual interest capitalization rates
Inventories related to real estate business (%)	4.35-4.85	4.20-4.75	4.20-4.35
Property, plant and equipment (%)	0.96-4.03	0.49-3.47	0.48-1.08

e.	Depreciation and amortization

	For the Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$	US$ (Note 4)

Property, plant and equipment	$45,240,667	$46,016,548	$48,604,160	$1,752,133
Right-of-use assets	1,055,458	946,880	1,114,950	40,193
Investment properties	594,110	562,260	751,047	27,074
Other intangible assets	3,576,606	3,733,377	4,054,120	146,147

Total	$50,466,841	$51,259,065	$54,524,277	$1,965,547

Summary of depreciation by function
Operating costs	$43,749,333	$44,017,839	$46,880,267	$1,689,988
Operating expenses	3,140,902	3,507,849	3,589,890	129,412

	$46,890,235	$47,525,688	$50,470,157	$1,819,400

Summary of amortization by function
Operating costs	$2,092,074	$2,231,060	$2,443,870	$88,099
Operating expenses	1,484,532	1,502,317	1,610,250	58,048

	$3,576,606	$3,733,377	$4,054,120	$146,147

(Concluded)

Operating expenses directly related to investment properties

	For the Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$	US$ (Note 4)

Direct operating expenses of investment properties that generated rental income	$1,232,826	$1,121,854	$1,422,463	$51,278

f.	Employee benefits expense

	For the Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$	US$ (Note 4)

Post-employment benefits
Defined contribution plans	$3,148,209	$2,979,167	$3,489,642	$125,798
Defined benefit plans	277,041	217,186	214,599	7,736

	3,425,250	3,196,353	3,704,241	133,534
Equity-settled share-based payments	871,699	955,575	699,211	25,206
Other employee benefits	70,279,752	76,648,412	90,412,118	3,259,269

	$74,576,701	$80,800,340	$94,815,570	$3,418,009

Summary of employee benefits expense by function
Operating costs	$49,173,778	$52,526,164	$61,555,563	$2,219,018
Operating expenses	25,402,923	28,274,176	33,260,007	1,198,991

	$74,576,701	$80,800,340	$94,815,570	$3,418,009

g.	Employees’ compensation and the remuneration to directors
The Articles stipulates to distribute employees’ compensation and remuneration to directors at the rates of
0.01%-1.00%
and no higher than 0.75%, respectively, of net profit before income tax, employees’ compensation and remuneration to directors.

	For the Year Ended December 31
	2020		2021
	Accrual Rate (%)	Accrual Amount	Accrual Rate (%)	Accrual Amount
		NT$		NT$	US$ (Note 4)

Employees’ compensation	0.20	$54,909	0.19	$121,935	$4,396
Remuneration to directors	0.40	109,818	0.30	195,095	7,033
If there is a change in the proposed amounts after the consolidated financial statement authorized for issue, the differences are recorded as a change in accounting estimate and will be adjusted in the following year.
In March 2020 and 2021, the board of directors resolved the appropriations of employees’ compensation and remuneration to directors in cash for 2019 and 2020, respectively. The differences between the resolved amounts and the accrued amounts reflected in the annual consolidated financial statements for the years ended December 31, 2019 and 2020 were deemed changes in estimates. The differences were NT$3 thousand and NT$818 thousand (US$29 thousand) and were adjusted in net profit for each of the year ended December 31, 2020 and 2021, respectively.

	For Year 2019		For Year 2020
	Employees’ compensation	Remuneration to directors	Employees’ compensation	Remuneration to directors
	NT$	NT$	NT$	NT$

Resolved by the board of directors	$34,400	$68,800	$54,909	$109,000

Recognized in the consolidated financial statements	$34,400	$68,803	$54,909	$109,818

Information on the employees’ compensation and the remuneration to directors resolved by the board of directors is available at the Market Observation Post System website of the Taiwan Stock Exchange (the “TWSE”).

26.	INCOME TAX
The Company and its subsidiaries, ASE, SPIL and USIINC, have filed a consolidated tax return for corporate income tax and for unappropriated earnings.

a.	Income tax recognized in profit or loss
The major components of income tax were as follows:

	For the Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$	US$ (Note 4)

Current income tax
In respect of the current year	$5,002,954	$6,807,882	$14,533,570	$523,921
Income tax on unappropriated earnings	19,115	680,649	3,684,138	132,810
Changes in estimate for prior years	(352,579)	(472,512)	(129,152)	(4,656)

	4,669,490	7,016,019	18,088,556	652,075

Deferred income tax
In respect of the current year	563,512	212,338	(95,906)	(3,457)
Changes in tax rates	54,072	—	18,337	660
Changes in estimate for prior years	(213,758)	(103,021)	16,625	600
Effect of foreign currency exchange differences	(62,070)	(8,438)	(83,840)	(3,022)

	341,756	100,879	(144,784)	(5,219)

Income tax expense recognized in profit or loss	$5,011,246	$7,116,898	$17,943,772	$646,856

A reconciliation of income
tax expense calculated at the statutory rates
and income tax expense recognized in profit or loss was as follows:

	For the Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$	US$ (Note 4)

Profit before income tax	$23,279,811	$35,768,798	$80,193,769	$2,890,906

Income tax expense calculated at the statutory rates	$11,802,811	$16,907,904	$33,697,736	$1,214,771
Nontaxable expense in determining taxable income	459,133	316,619	357,936	12,903
Tax-exempt income	(495,883)	(387,212)	(14,578,355)	(525,536)
Additional income tax on unappropriated earnings	19,115	680,649	3,684,138	132,810
Income tax credits	(898,198)	(1,191,387)	(1,654,821)	(59,655)
The origination and reversal of temporary differences	(3,594,774)	(6,033,652)	78,544	2,831
Income tax adjustments on prior years	(352,579)	(472,512)	(112,527)	(4,056)
Unrecognized deferred tax liability for temporary differences associated with investments	(1,993,561)	(2,616,917)	(6,135,120)	(221,165)
Unrecognized loss carryforwards	—	—	288,025	10,383
Realized investment loss on merger of subsidiary	—	(138,890)	—	—
Withholding tax	65,182	52,296	87,175	3,143
Land value increment tax	—	—	117,341	4,230
Capital gains tax	—	—	2,113,700	76,197

Income tax expense recognized in profit or loss	$5,011,246	$7,116,898	$17,943,772	$646,856

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
In addition, in accordance with Rule No.10904558730 issued by the Ministry of Finance of Taiwan, the Group has deducted the amount of dividends distributed in 2020 attributable to the increase in the retained earnings as of January 1, 2018 as a result of initial adoption of IFRS 9 and IFRS 15 when calculating the tax on unappropriated earnings for 2018.

b.	Income tax recognized directly in equity

	For the Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$	US$ (Note 4)

Deferred income tax
Related to employee share options	$1,404	$(1,159)	$(9)	$(0)

c.	Income tax recognized in other comprehensive income

	For the Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$	US$ (Note 4)

Deferred income tax
Related to remeasurement of defined benefit plans	$74,308	$114,559	$(19,319)	$(696)
Unrealized loss on equity instruments at fair value through other comprehensive income	(78,124)	(237,460)	(160,084)	(5,771)

Income tax recognized in other comprehensive income	$(3,816)	$(122,901)	$(179,403)	$(6,467)

d.	Current tax assets and liabilities

	December 31
	2020	2021
	NT$	NT$	US$ (Note 4)

Current tax assets
Tax refund receivable	$303,265	$207,272	$7,472
Prepaid income tax	399,555	334,908	12,073

	$702,820	$542,180	$19,545

Current tax liabilities
Income tax payable	$6,514,502	$16,362,350	$589,847

e.	Deferred tax assets and liabilities
The Group offset certain deferred tax assets and deferred tax liabilities which met the offset criteria.

The movements of deferred tax assets and deferred tax liabilities were as follows:

For the year ended December 31, 2019

	Balance at January 1	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Recognized in Equity	Exchange Differences	Acquisitions through Business Combinations	Balance at December 31
	NT$	NT$	NT$	NT$	NT$	NT$	NT$

Deferred tax assets

Temporary differences
Property, plant and equipment	$689,790	$(119,972)	$—	$—	$(25,023)	$49	$544,844
Defined benefit obligation	1,064,824	(57,746)	74,308	—	(2,803)	—	1,078,583
FVTPL financial instruments	211,556	47,991	—	—	(40)	—	259,507
Others	1,838,746	(84,377)	—	1,160	(24,906)	14,326	1,744,949

	3,804,916	(214,104)	74,308	1,160	(52,772)	14,375	3,627,883
Loss carry-forward	672,275	(166,128)	—	—	(12,203)	48,837	542,781
Investment credits	631,166	(86,722)	—	—	(7,404)	—	537,040

	$5,108,357	$(466,954)	$74,308	$1,160	$(72,379)	$63,212	$4,707,704

Deferred tax liabilities

Temporary differences
Property, plant and equipment	$5,236,104	$(39,379)	$—	$—	$(7,074)	$16,966	$5,206,617
FVTPL financial instruments	4,535	4,706	—	—	(49)	—	9,192
Others	566,074	(90,524)	78,124	(244)	(3,144)	6,142	556,428

	$5,806,713	$(125,197)	$78,124	$(244)	$(10,267)	$23,108	$5,772,237

For the year ended December 31, 2020 (retrospectively adjusted)

	Balance at January 1	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Recognized in Equity	Exchange Differences	Acquisitions through Business Combinations	Disposal of Subsidiaries	Balance at December 31
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$

Deferred tax assets

Temporary differences
Property, plant and equipment	$544,844	$4,632	$—	$—	$12,435	$81,773	$(13,982)	$629,702
Defined benefit obligation	1,078,583	(36,633)	114,559	—	1,005	212,941	—	1,370,455
FVTPL financial instruments	259,507	(138,045)	—	—	(7)	2,085	(11,281)	112,259
Others	1,744,949	679,197	—	(999)	(45,169)	150,291	(120,359)	2,407,910

	3,627,883	509,151	114,559	(999)	(31,736)	447,090	(145,622)	4,520,326
Loss carry-forward	542,781	(44,651)	—	—	(915)	183,045	(152,594)	527,666
Investment credits	537,040	(86,100)	—	—	(21,559)	—	—	429,381

	$4,707,704	$378,400	$114,559	$(999)	$(54,210)	$630,135	$(298,216)	$5,477,373

Deferred tax liabilities

Temporary differences
Property, plant and equipment	$5,206,617	$427,465	$—	$—	$(29,248)	$375,553	$—	$5,980,387
FVTPL financial instruments	9,192	(2,942)	—	—	67	—	—	6,317
Others	556,428	54,755	237,460	160	(1,060)	287,375	(795)	1,134,323

	$5,772,237	$479,278	$237,460	$160	$(30,241)	$662,928	$(795)	$7,121,027

For the year ended December 31, 2021

	Balance at January 1 (retrospectively adjusted)	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Recognized in Equity	Exchange Differences	Disposal of Subsidiaries	Balance at December 31
	NT$	NT$	NT$	NT$	NT$	NT$	NT$

Deferred tax assets

Temporary differences
Property, plant and equipment	$629,702	$(186,443)	$—	$—	$(7,178)	$(345,104)	$90,977
Defined benefit obligation	1,370,455	(115,707)	(19,319)	—	(47,276)	—	1,188,153
FVTPL financial instruments	112,259	77,593	—	—	(502)	—	189,350
Others	2,407,910	679,492	—	(7)	52,399	(269,080)	2,870,714

	4,520,326	454,935	(19,319)	(7)	(2,557)	(614,184)	4,339,194
Loss carry-forward	527,666	187,981	—	—	(31,077)	(45,788)	638,782
Investment credits	429,381	(15,549)	—	—	(22,798)	—	391,034

	$5,477,373	$627,367	$(19,319)	$(7)	$(56,432)	$(659,972)	$5,369,010

Deferred tax liabilities

Temporary differences
Property, plant and equipment	$5,980,387	$165,628	$—	$—	$(42,437)	$(186,834)	$5,916,744
FVTPL financial instruments	6,317	6,274	—	—	(11)	—	12,580
Others	1,134,323	310,681	160,084	2	69,848	(14,065)	1,660,873

	$7,121,027	$482,583	$160,084	$2	$27,400	$(200,899)	$7,590,197

	Balance at January 1 (retrospectively adjusted)	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Recognized in Equity	Exchange Differences	Disposal of Subsidiaries	Balance at December 31
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Deferred tax assets

Temporary differences
Property, plant and equipment	$22,700	$(6,721)	$—	$—	$(259)	$(12,441)	$3,279
Defined benefit obligation	49,404	(4,171)	(696)	—	(1,704)	—	42,833
FVTPL financial instruments	4,047	2,797	—	—	(18)	—	6,826
Others	86,803	24,495	—	(0)	1,889	(9,700)	103,487

	162,954	16,400	(696)	(0)	(92)	(22,141)	156,425
Loss carry-forward	19,022	6,777	—	—	(1,121)	(1,651)	23,027
Investment credits	15,479	(561)	—	—	(822)	—	14,096

	$197,455	$22,616	$(696)	$(0)	$(2,035)	$(23,792)	$193,548

Deferred tax liabilities

Temporary differences
Property, plant and equipment	$215,587	$5,971	$—	$—	$(1,530)	$(6,735)	$213,293
FVTPL financial instruments	228	226	—	—	(1)	—	453
Others	40,891	11,200	5,771	0	2,518	(507)	59,873

	$256,706	$17,397	$5,771	$0	$987	$(7,242)	$273,619

f.	Items for which no deferred tax assets have been recognized for loss carry-forward, investment credits and deductible temporary differences

	December 31
	2020	2021
	NT$	NT$	US$ (Note 4)

Loss carry-forward	$1,497,056	$1,340,849	$48,336
Investment credits	49,611	44,244	1,595
Deductible temporary differences	377,242	241,249	8,697

	$1,923,909	$1,626,342	$58,628

The unrecognized loss carry-forward will expire through 2030.

g.	Information about unused loss carry-forward, unused investment credits, tax-exemption and other tax relief
As of December 31, 2021, the unused loss carry-forward comprised:

Expiry Year	NT$	US$
		(Note 4)

2022	$243,136	$8,765
2023	192,254	6,930
2024	171,664	6,188
2025	185,524	6,688
2026 and thereafter	1,187,051	42,792

	$1,979,629	$71,363

As of December 31, 2021, unused investment credits comprised:

Tax Credit Source	Remaining Creditable Amount		Expiry Year
	NT$	US$
		(Note 4)

Purchase of machinery and equipment	$370,360	$13,351	2026
Others	64,918	2,340	2026 and thereafter

	$435,278	$15,691

As of December 31, 2021, profits attributable to the following expansion project is exempted from income tax for a
5-year
period:

Tax-exemption Period

Construction and expansion of ASE Test Inc. in 2009	2018.01-2022.12
Some China subsidiaries qualified as high technology enterprises were entitled to a reduced income tax rate of 15% and were eligible to deduct certain times of research and development expenses from their taxable income.

h.	Unrecognized deferred tax liabilities associated with investments
As of December 31, 2020 and 2021, the taxable temporary differences associated with the investments in subsidiaries for which no deferred tax liabilities have been recognized were NT$33,474,725 thousand and NT$39,480,927 thousand (US$1,423,249 thousand), respectively.

i.	Income tax assessments
The tax authorities have examined income tax returns of the Company and its R.O.C. subsidiaries through 2018 and 2019.

27.	EARNINGS PER SHARE
The earnings and weighted average number of ordinary shares outstanding in the computation of earnings per share were as follows:

Net profit for the year

	For the Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$	US$ (Note 4)

Profit for the year attributable to owners of the Company	$17,060,591	$26,970,580	$60,150,167	$2,168,353
Effect of potentially dilutive ordinary shares:
Potential ordinary s hares of the subsid iary	(385,865)	(521,073)	(1,056,778)	(38,096)

Earnings used in the computation of diluted earnings per share	$16,674,726	$26,449,507	$59,093,389	$2,130,257

Weighted average number of ordinary shares outstanding
(in thousand shares):

	For the Year Ended December 31
	2019	2020	2021

Weighted average number of ordinary shares in the computation of basic earnings per share	4,251,964	4,265,732	4,305,348
Effect of potentially dilutive ordinary shares
Employee share options	10,232	22,086	58,113
Employees’ compensation	570	815	1,264
Employee restricted stock awards	—	—	943

Weighted average number of ordinary shares in the computation of diluted earnings per share	4,262,766	4,288,633	4,365,668

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

Information about the share option plans that the Company granted and assumed
were as follows:

	For the Year Ended December 31
	2019		2020		2021
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price	Options	Price
	(In	Per Share	(In	Per Share	(In	Per Share
	Thousands)	(NT$)	Thousands)	(NT$)	Thousands)	(NT$)

Balance at January 1	183,814	$58.1	170,786	$57.0	144,767	$56.9
Options expired	—	—	(1,006)	40.8	—	—
Options forfeited	(4,214)	61.8	(3,949)	58.0	(5,907)	52.3
Options exercised	(8,814)	48.4	(21,064)	49.2	(42,058)	61.4

Balance at December 31	170,786	57.0	144,767	56.9	96,802	53.3

Options exercisable, end of year	33,822	63.5	67,388	61.4	49,696	55.5

The weighted average share prices at exercise dates of share options for the years ended December 31, 2019, 2020 and 2021 were NT$69.3, NT$68.5 and NT$108.8 (US$3.9), respectively.
Information about the outstanding share options that the Company granted and assumed at each balance sheet date was as follows:

	Range of Exercise Price Per Share (NT$)	Weighted Average Remaining Contractual Life (Years)

December 31, 2020

ASE 4 th share options	$45.2	0.3
ASE 5 th share options	73.0	4.7
The Company 1 st share options	52.9	7.9

December 31, 2021

ASE 5 th share options	73.0	3.7
The Company 1 st share options	51.0	6.9

b.	Employee restricted stock awards plan of the Company
To attract and retain talents
 as well as
 motivate and engage employees, the Company’s annual shareholders’ meetings resolved in August 202
1

to issue
the 2021 employee restricted stock awards plan and

granted
 15,000
thousand ordinary shares on the record date of October 1, 2021. The par value and the exercise price was NT$10 (US$0.36) and NT$0 per share, respectively
.

The fair value at the grant day was NT$92.4 (US$
3.33
)
 per s
hare.
The vested shares are settled and issued on an annual basis during a three-year period starting from October 1, 2021. Up to one-thirds of the total shares granted will be vested only after the Company reaching specific performance targets before the end of each year-period. Except for inheritance, those shares shall not be sold, pledged, transferred, gifted, conditioned, or otherwise dispose of before vest, while the rights of attendance, propose, speak, vote and election at shareholders meeting and other rights, including but not limited to, stock dividend, cash dividend, distribution from legal reserve and capital surplus, share options at cash capital increase are identical with the Company’s ordinary shares issued and outstanding. All the shares under this plan should be deposited in a trust account before vest.
After the grant date, the Company has the right to revoke and cancel those unvested shares. The dividends (including cash dividends, stock dividends, and the cash or the shares distributed from legal reserve or capital surplus) entitled to those unvested shares and interests derived therefrom shall be returned to the Company from the trust account at the same time.

c.	Employee share option plans of subsidiaries
USIE
The terms of the plans issued by USIE were the same with those option plans previously granted by ASE. Information about share options was as follows:

	For the Year Ended December 31
	2019		2020
		Weighted		Weighted
	Number of	Average Exercise	Number of	Average Exercise
	Options	Price	Options	Price
	(In	Per Share	(In	Per Share
	Thousands)	(US$)	Thousands)	(US$)

Balance at January 1	16,711	$2.1	8,349	$2.3
Options forfeited	—	—	(7)	2.9
Options exercised	(8,362)	2.0	(8,342)	2.3

Balance at December 31	8,349	2.3	—	—

Options exercisable, end of year	8,349	2.3	—	—

In 2019 and 2020, the Group’s shareholdings in USIE decreased because USIE’s share options were exercised. The transaction was accounted for as an equity transaction since the Group did not cease to have control over USIE and, as a result, capital surplus was decreased by NT$981,078 thousand
in
 2019
,

and
 capital surplus
and retained earnings was decreased by NT$
1,120,111 thousand and NT$
392,447
thousand, respectively, in
 2020. In addition, all of USIE’s share options were fully exercised as of December 31, 2020.
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

Information about share options was as follows:

	For the Year Ended December 31
	2019		2020		2021
	Number of	Exercise	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price	Options	Price
	(In	Per Share	(In	Per Share	(In	Per Share
	Thousands)	(RMB)	Thousands)	(RMB)	Thousands)	(RMB)

Balance at January 1	21,537	$15.5	35,077	$14.5	31,266	$14.6
Options granted	17,167	13.3	1,140	21.7	—	—
Options forfeited	(463)	15.4	(636)	14.0	(952)	14.5
Options exercised	(3,164)	15.5	(4,315)	15.5	(828)	13.8

Balance at December 31	35,077	14.5	31,266	14.6	29,486	14.2

Options exercisable, end of year	13,694	15.5	13,416	15.5	19,249	14.8

Fair value of options granted (RMB)	$6.27-8.35		$7.03-8.93		$—

Information about USISH’s outstanding share options at each balance sheet date was as follows:

	Range of Exercise Price Per Share (RMB)	Remaining Contractual Life (Years)

December 31, 2020

2015 share options	$15.5	4.9
2019 share options	13.3	3.9
2020 share options	21.7	3.9

December 31, 2021

2015 share options	15.5	3.9
2019 share options	12.7	2.9
2020 share options	21.2	2.9

d .	Employee restricted stock plans of subsidiaries
In November 2019, USISH adopted the first restricted
stock
 plan (“2019 restricted
stocks
”) and granted 6,156 thousand ordinary shares to its directors (excluding independent directors), supervisors and employees. In April 2020, the board of directors further resolved to grant 6,403 thousand ordinary shares instead, while other terms remain constant. The plan was of 3 phases starting from 2019 and each phase lasts for 1 year with a valid period of 4.5 years, 3.5 years and 2.5 years, respectively. Upon satisfaction of certain performance conditions in each phase, participants are entitled to subscribe a certain percentage of the total USISH’s ordinary shares issued under the plan with a lock-up
period of 1 year. The valid period may be early terminated or extended prior to one month of the expiration date depending on the conditions of ordinary shares granted. In the event that USISH increases share capital by capital surplus or by cash, or distributes share dividends or cash dividends, the exercise price is accordingly adjusted.

In September 2020, USISH adopted the second restricted
stock
 plan (“2020 restricted
stocks
”) and granted 425 thousand ordinary shares to its employees. The conditions of issued 2020 restricted stocks
 are the same as 2019 restricted
sto
cks
 plan, except that the restricted
stocks
are valid for 2 years and the ordinary shares that USISH would issue to participants for free are with a lock-up
period of 1.3 year.
In September 2021, USISH adopted the third restricted
stock
 plan (“2021 restricted
stocks
”) and granted 281 thousand ordinary shares to its expatriate staff. The conditions of issued 2021 restricted st
oc
k
s
 are the same as 2020 restricted
sto
cks
plan.
Information about restricted
stocks
was as follows:

	For the Year Ended December 31
	2019		2020		2021
	Number of	Exercise	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price	Options	Price
	(In	Per Share	(In	Per Share	(In	Per Share
	Thousands)	(RMB)	Thousands)	(RMB)	Thousands)	(RMB)

Balance at January 1	—	$—	6,156	$13.3	5,547	$12.2
Options granted	6,156	13.3	672	4.9	281	—
Options exercised	—	—	(1,281)	13.2	(1,780)	12.7
Options forfeited	—	—	—	—	(483)	12.1

Balance at December 31	6,156	13.3	5,547	12.2	3,565	10.2

Options exercisable, end of year	—	—	—	—	—	—

Fair value of options granted (RMB)	$13.47		$18.55		$11.78

Information about USISH’s outstanding restricted
st
oc
ks
at each balance sheet date was as follows:

	Range of Exercise Price Per Share (RMB)	Remaining Contractual Life (Years)

December 31, 2020

2019 restricted st ocks	$13.2	3.3
2020 restricted stocks	—	1.7

December 31, 2021

2019 restricted st ocks	12.7	2.3
2020 restricted stocks	—	0.7
2021 restricted st oc ks	—	1.7
The Group’s shareholdings in USISH decreased because the abovementioned share option plans and restricted stock
 plan were exercised in 2019, 2020 and 2021. The transaction was accounted for as an equity transaction since the Group did not cease to have control over USISH and, as a result, capital surplus increased by NT$105,785 thousand, NT$1,010,219 thousand and NT$58,448 thousand (US$2,107 thousand) in 2019, 2020 and 2021, respectively.

e .	Fair value information
For the fair values at the grant date of USISH’s 2019, 2020 and 2021 plans, the share options plans were measured by using the trinomial tree model, while the restricted stocks
plans were measured by using the Black-Scholes Option Pricing Model incorporating the effect of the lock-up
period. The inputs to the models were as follows:

Share option plan

	2019 Share Options Plan	2020 Share Options Plan

Share price at the grant date	RMB15.84 per share	RMB21.55 per share
Exercise price	RMB13.34 per share	RMB21.65 per share
Expected volatility (%)	45.07-51.80	48.14-53.57
Expected lives (years)	3-5	2.2-4.2
Expected dividend yield	—	—
Risk free interest rate (%)	2.80-2.97	2.80-2.99

Restricted stock plan

	2019 Restricted S tocks Plan	2019 Restricted Stocks Plan Amended in 2020	2020 Restricted Stocks Plan	2021 Restricted Stocks Plan

Share price at the grant date	RMB16.30 per share	RMB16.60 per share	RMB24.30 per share	RMB14.65 per share
Exercise price	RMB13.34 per share	RMB13.34 per share	(Note)	(Note)
Expected volatility (%)	47.77	57.21	56.97	47.15
Lock-up periods (years)	1	1	1.3	1.3
Expected dividend yield	—	—	—	—
Risk free interest rate (%)	2.70	1.55	2.63	2.34

Note:	The restricted st ock plan is to transfer ordinary shares for free upon satisfaction of certain performance conditions prior to the expiration.
Expected volatilities were based on the annualized volatilities of USISH’s historical share prices.
For the years ended December 31, 2019, 2020 and 2021, employee benefits expense recognized on the share-based payment plans were NT$871,699 thousand, NT$955,575 thousand and NT$699,211 thousand (US$25,206 thousand), respectively.

29.	BUSINESS COMBINATIONS

a.	Subsidiaries acquired

	Principal Activity	Date of Acquisition	Proportion of Voting Equity Interests Acquired (%)	Consideration Transferred
				NT$	US$ (Note 4)

AMPI	Engaged in the manufacturing of integrated circuit	April 30, 2019	50.97	$ 250,000

ASEEE	Engaged in the production of embedded substrate	April 26, 2019	51.00	$ —

USIPL	Engaged in the design and manufacturing of electronic components and new electronic applications	October 31, 2019	60.00	$ 313,057

FAFG	Holding company and the group engaged in the design and manufacturing of electronic components	December 1, 2020	100.00	$ 12,443,637

ITGEU	Trading company	October 21, 2021	100.00	$ 50,368	$ 1,816

SER	Engaged in the design and manufacturing of electronic components	November 2, 2021	100.00	$ 217,919	$ 7,856

b.	Consideration Transferred

	AMPI	ASEEE	USIPL	FAFG (Retrospectively Adjusted)	ITGEU		SER
	NT$	NT$	NT$	NT$	NT$	US$ (Note 4)	NT$	US$ (Note 4)

Cash	$250,000	$—	$313,057	$11,094,802	$50,368	$1,816	$217,919	$7,856
Equity instrument issued	—	—	—	1,734,570	—	—	—	—
Contingent consideration arrangement	—	—	—	(385,735)	—	—	—	—

Fair value of identifiable net assets acquired	$250,000	$—	$313,057	$12,443,637	$50,368	$1,816	$217,919	$7,856

In April 2019, the Group’s subsidiary, ASE Test, Inc., subscribed for 100,000 thousand ordinary shares of AMPI from its private placement with NT$250,000 thousand in cash. The percentage of the Group’s ownership in AMPI then increased to 50.97% and, therefore, the Group obtained control over AMPI. The investment in ordinary shares of AMPI originally accounted for using the equity method was remeasured to the fair value at the acquisition date and the Group recognized remeasurement gain of NT$243,057 thousand under the line item of other gains and losses.
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
In December 2020, the Group’s subsidiary, USIFR, paid NT$10,800,558 thousand (equivalent to US$368,753 thousand) in cash and the Group’s subsidiary, USISH, issued its 25,940 thousand new ordinary shares, respectively, to acquire 100% shareholdings of FAFG. In addition, according to the share purchase agreement, USIFR is obliged to pay an earn-out
amount up to US$42,805 thousand in 2023 if FAFG’s net profit in 2021 and 2022 reaches the predetermined target. In December 2020, USIFR deposited NT$294,244 thousand (equivalent to US$10,122 thousand) in advance to trust account. Based on the valuation report of fair
value of contingent consideration, USIFR will be able to receive NT$385,735 thousand back, of which NT$294,244 thousand will be received from trust account while NT$91,491 thousand will be received additionally.
In November 2021, the Group’s subsidiary, ASTEELFLASH FRANCE, acquired 100% shareholdings of SER and o
btain
ed
control over SER. In November 2021, the board of directors of ASTEELFLASH FRANCE further resolved to merge SER
.
 December 28,

1
 was
the
record date for the merger and such merger was completed.

c.	Assets acquired and liabilities assumed at the date of acquisition

	AMPI	ASEEE	USIPL	FAFG	ITGEU		SER
	NT$	NT$	NT$	NT$	NT$	US$ (Note 4)	NT$	US$ (Note 4)

Assets
Cash and cash equivalents	$349,496	$23,197	$108,718	$2,349,164	$68,719	$2,477	$18,850	$680
Trade and other receivables	371,144	5,732	58,713	4,434,296	41,832	1,508	40,671	1,466
Inventories	403,887	11,033	229	4,836,819	—	—	375,912	13,551
Property, plant and equipment	683,207	1,361,572	525,048	2,882,720	94	3	37,672	1,357
Intangible assets	128,900	290,757	11,704	1,541,155	32	1	368	14
Others	237,766	317,888	99,112	1,919,118	2,828	102	186,377	6,719
Liabilities
Trade and other payables	(224,295)	(133,278)	(217,887)	(4,575,720)	(29,165)	(1,051)	(214,883)	(7,746)
Borrowings and bonds payables	(951,519)	(1,371,395)	(190,737)	(356,417)	—	—	—	—
Others	(148,723)	(290,273)	(63,708)	(3,155,051)	(858)	(31)	(227,048)	(8,185)

Fair value of identifiable net assets acquired	$849,863	$215,233	$331,192	$9,876,084	$83,482	$3,009	$217,919	$7,856

A call option on the remaining 40%
non-controlling
interests of USIPL was stipulated in the equity transfer agreement. The Group recognized the call option under the line item of financial assets at FVTPL and exercised it in June 2020 (Note 31).

d.	Non-controlling interest
Non-controlling interests of AMPI and ASEEE were measured at their proportionate share of their fair value of AMPI’s and ASEEE’s identifiable net assets, respectively.
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

e.	Goodwill recognized on acquisitions or gain recognized in bargain purchase transaction

	AMPI	ASEEE	USIPL	FAFG	ITGEU		SER
	NT$	NT$	NT$	NT$	NT$	US$ (Note 4)	NT$	US$ (Note 4)

Consideration transferred	$250,000	$—	$313,057	$12,443,637	$50,368	$1,816	$217,919	$7,856
Add: Fair value of investments previously owned	315,925	117,609	—	—	—	—	—	—
Add: Non-controlling interests	416,716	105,464	142,494	289	—	—	—	—
Less: Fair value of identifiable net assets acquired	(849,863)	(215,233)	(331,192)	(9,876,084)	(83,482)	(3,009)	(217,919)	(7,856)

Goodwill recognized on acquisition (gain recognized in bargain purchase transaction)	$132,778	$7,840	$124,359	$2,567,842	$(33,114)	$(1,193)	$—	$—

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

f.	Net cash outflow (inflow) on acquisition of subsidiaries

	AMPI	ASEEE	USIPL	FAFG	ITGEU		SER
	NT$	NT$	NT$	NT$	NT$	US$ (Note 4)	NT$	US$ (Note 4)

Consideration transferred	$250,000	$—	$313,057	$11,094,802	$50,368	$1,816	$217,919	$7,856
Less: Cash and cash equivalent acquired	(349,496)	(23,197)	(108,718)	(2,349,164)	(68,719)	(2,477)	(18,850)	(680)

Net cash outflow (inflow) on acquisition of subsidiaries	$(99,496)	$(23,197)	$204,339	$8,745,638	$(18,351)	$(661)	$199,069	$7,176

g.	Impact of acquisitions on the results of the Group
The results of operations since the acquisition date were included in the consolidated statements of comprehensive income and were as follows:

	AMPI (for the period from April 30, 2019 through December 31, 2019)	ASEEE (for the period from April 26, 2019 through December 31, 2019)	USIPL (for the period from October 31, 2019 through December 31, 2019)	FAFG (for the period from December 1, 2020 through December 31, 2020)	ITGEU (for the period from October 21, 2021 through December 31, 2021)		SER (for the period from November 2, 2021 through December 31, 2021)
	NT$	NT$	NT$	NT$	NT$	US$ (Note 4)	NT$	US$ (Note 4)

Operating revenue	$704,243	$(1,159)	$39,080	$2,043,440	$75,221	$2,712	$225,017	$8,112

Net profit (loss)	$(217,163)	$(469,598)	$(11,995)	$91,179	$(4,593)	$(166)	$(508)	$(18)

Had the abovementioned
business combinations been in effect at the beginning of each annual reporting period and the investments originally accounted for using the equity method been remeasured to their fair value as of January 1 of each respective annual reporting period, the Group’s operating revenues and profit for the year would have been NT$413,782,708 thousand and NT$18,030,506 thousand for the year ended December 31, 2019, respectively, NT$497,146,285 thousand and NT$28,833,916 thousand for the year ended December 31, 2020, respectively, and NT$570,363,380 thousand (US$20,561,045 thousand) and NT$62,277,713 thousand (US$2,245,051 thousand) for the year ended December 31, 2021, respectively. This pro-forma
information is for illustrative purposes only and is not necessarily an indication of the operating revenue and results of operations of the Group that actually would have been achieved had the acquisition been completed at the beginning of each annual reporting period, nor is it intended to be a projection of future results.
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
financial statements.

h.
As of December 31, 2021, the Group has completed the identification of the difference between the cost of the investment and the Group’s share of FAFG’s net fair value of identifiable assets and liabilities, and has retrospectively adjusted the comparative consolidated financial statements as of and
for the year ended December 31, 2020. As of December 31, 2020, the retrospective adjustments are summarized as follows:

	December 31, 2020
	After Retrospectively Adjusted	Before Retrospectively Adjusted
	NT$	NT$

Consolidated balance sheet

Inventories	$48,590,434	$48,516,459

Financial assets at fair value through profit or loss – non-current	$2,180,978	$1,793,188

Property, plant and equipment	$234,365,397	$233,207,324

Right-of-use assets	$8,741,807	$8,620,612

Goodwill	$52,709,053	$54,777,439

Other intangible assets	$27,711,771	$26,808,668

Deferred tax liabilities	$7,121,027	$6,551,233

Non-controlling interests	$15,622,009	$15,616,053

30.	DISPOSAL OF SUBSIDIARIES
The board of directors of the Group’s subsidiary, SPIL (Cayman) Holding Limited, resolved in September 2020 to dispose its 100% shareholdings in Siliconware Electronics (Fujian) Co., Limited (“SF”) to Shenzhen Hiwin System Limited with a consideration of RMB966,000 thousand. The disposal was completed in October 2020 and the control over SF was transferred
to the acquirer.

The board of directors of the Company resolved in December 2021 to dispose its 100% shareholdings in GAPT Holding Limited
(including its subsidiaries) and ASEKS (collectively, “GAPT Holding and ASEKS”). The disposal was completed in December 2021 and the control over GAPT Holding and ASEKS was transferred to the acquirer.

a.	Analysis of assets and liabilities on the date control was lost

	2020	2021
	SF	GAPT Holding and ASEKS
	NT$	NT$	US$ (Note 4)

Current Assets
Cash and cash equivalent	$200,347	$2,625,715	$94,655
Trade and other receivables	318,425	4,505,531	162,420
Inventories	239,865	2,284,880	82,368
Other current assets	111,913	1,215,992	43,835
Non-Current Assets
Property, plant and equipment	7,546,413	16,693,129	601,770
Right-of-use assets	812,861	181,855	6,556
Investment property	—	787,250	28,379
Goodwill	—	310,711	11,201
Deferred tax assets	298,217	659,972	23,792
Other non-current assets	43,482	308,500	11,122

Current Liabilities
Short-term borrowings	—	(2,443,005)	(88,068)
Trade and other payables	(1,739,330)	(5,949,592)	(214,477)
Current portion of long-term borrowings	(1,746,000)	—	—
Other current liabilities	(24,564)	(647,027)	(23,325)
Non-Current Liabilities
Long-term borrowings	(2,947,682)	—	—
Deferred tax liabilities	(796)	(200,899)	(7,242)
Lease liabilities – non-current	—	(8,150)	(294)
Other non-current liabilities	—	(156,863)	(5,655)

Net assets disposed of	$3,113,151	$20,167,999	$727,037

b.	Gain on disposal of subsidiaries

	2020	2021
	SF	GAPT Holding and ASEKS
	NT$	NT$	US$ (Note 4)

Total consideration (paid in cash)	$4,078,844	$36,939,133	$1,331,620
Net assets disposed of	(3,113,151)	(20,167,999)	(727,037)
Reclassification of accumulated exchange difference from equity to profit or loss due to the loss of control	(162,940)	569,284	20,522

Gain on dis posals	$802,753	$17,340,418	$625,105

c.	Net cash inflow on disposals of subsidiaries

	2020	2021
	SF	GAPT Holding and ASEKS
	NT$	NT$	US$ (Note 4)

Consideration received in cash and cash equivalents	$4,078,844	$36,939,133	$1,331,620
Less: Cash and cash equivalent balances disposed of	(200,347)	(2,625,715)	(94,655)
Other receivables (Note) (the outstanding receivables of consideration, net of relevant expenditure)	(161,458)	(10,533,600)	(379,726)

	$3,717,039	$23,779,818	$857,239

Note:	The outstanding receivables for the disposal of SF had been fully received in 2021.

31.	EQUITY TRANSACTION WITH NON-CONTROLLING INTERESTS

a.	USISH
USISH repurchased its own 13,037 thousand outstanding ordinary shares during year ended December 31, 2019 and,

as a resu
l
t,
 the Group’s shareholdings of USISH increased from 74.6% to 77.7%. The transaction was accounted for as an equity transaction since the Group did not cease to have control over USISH and capital surplus was decreased by NT$334,719 thousand.
In September 2021, USISH repurchased its own 16,042 thousand outstanding ordinary shares at prices between RMB13.86 to RMB14.95 per share

w
hich made
 the Group’s shareholdings of USISH increased. The transaction was accounted for as an equity transaction since the Group did not cease to have control over USISH and, as a result, capital surplus and retained earnings were decreased by NT$11,277 thousand (US$407 thousand) and NT$436,927 thousand (US$15,751 thousand), respectively.

b.	USIPL
In May 2020, the board of directors of Universal Global Electronics Co., Ltd. resolved to acquire 40% shareholdings of USIPL from Chung Hong Electronics (Suzhou) Co., Ltd. at RMB24,500 thousand. The aforementioned transaction resulted the Group’s shareholdings in USIPL to increase from 60% to 100%, and such transactions were accounted for as an equity transaction since the Group did not cease to have control over USIPL. The Group recognized a decrease in capital surplus by NT$13,502 thousand in the second quarter of 2020.

c.	USIE
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
In September 2020, the shareholders’ meeting of USIE resolved to repurchase its own outstanding 10,308 thousand ordinary shares at US$19.47 per share, and as a result, the Group’s shareholdings of USIE increased from 95.00% to 99.62%. The transaction was accounted for as an equity transaction since the transaction did not change the Group’s control over USIE and capital surplus and retained earnings were decreased by NT$780,533 thousand and NT$2,760,175 thousand, respectively, in the third quarter of 2020. In September 2020, the board of directors of USIE resolved September 15, 2020 was the record date for capital reduction and then the repurchased ordinary shares were subsequently cancelled.
In December 2021, the shareholders’ meeting of USIE resolved to repurchase its own outstanding 9,137 thousand ordinary shares at US$17.20 per share

w
hi
ch made
 the Group’s shareholdings of USIE increased from 95.85% to 100.00%. The transaction was accounted for as an equity transaction since the transaction did not change the Group’s control over USIE and capital surplus and retained earnings were decreased by NT$47,171 thousand (US$1,700 thousand) and NT$2,093,787 thousand (US$75,479 thousand), respectively, in the fourth quarter of 2021. In December 2021, the board of directors of USIE resolved that
December 22, 2021 was the record date for capital reduction and the repurchased ordinary shares were subsequently cancelled.

d.	ASEN and SZ
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

e.	Others
In July 2018, UGTW’s board of directors approved to acquire the outstanding ordinary shares of USI at NT$18 per ordinary shares. In 2019, UGTW completed the acquisition and recognized an increase in capital surplus by NT$142 thousand.
As disclosed in Note 29, ASE purchased ASEEE’s ordinary shares through its capital increase in May 2019 and then repurchased all of ASEEE’s ordinary shares held by TDK in July 2019. As a result, the Group eventually held 100% of ownership in ASEEE and capital surplus was decreased by NT$128,805 thousand.

32.	CASH FLOW INFORMATION

a.	Non-cash investing activities
In addition to other notes, the Group entered into the following investing activities which include both cash and non-cash
items for the years ended December 31, 2019, 2020 and 2021:

	For the Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$	US$ (Note 4)

Payments for property, plant and equipment
Purchase of property, plant and equipment	$63,073,887	$59,024,201	$74,417,541	$2,682,681
Increase in other non-current assets	68,560	78,291	1,184,927	42,715
Decrease (increase) in other payables	(6,254,579)	3,029,162	(4,671,228)	(168,394)
Capitalized borrowing costs	(77,715)	(54,208)	(25,581)	(922)

	$56,810,153	$62,077,446	$70,905,659	$2,556,080

Proceeds from disposal of property, plant and equipment
Consideration from disposal of property, plant and equipment	$441,444	$5,184,925	$1,128,850	$40,693
Increase in other non-current assets	—	—	(134,760)	(4,858)
Increase (decrease) in other receivables	7,495	(735,812)	610,912	22,024

	$448,939	$4,449,113	$1,605,002	$57,859

Payments for other intangible assets
Purchase of other intangible assets	$1,350,908	$982,655	$1,069,866	$38,568
Decrease in other payables	60,160	—	—	—

	$1,411,068	$982,655	$1,069,866	$38,568

b.	Changes in liabilities arising from financing activities

For the year ended December 31, 2019

	Short-term Borrowings (including financial liabilities for hedging)	Bonds Payable	Long-term Borrowings	Lease Liabilities	Total
	NT$	NT$	NT$	NT$	NT$

Balance at January 1, 2019	$47,163,103	$16,985,936	$137,898,329	$6,084,729	$208,132,097
Net financing cash flows	(4,683,142)	19,279,033	1,144,731	(636,556)	15,104,066
Interest under operating activities	—	—	—	1,766	1,766
Non-cash changes
Lease liabilities	—	—	—	536,216	536,216
Acquisition through business combinations (Note 29)	656,820	245,664	1,523,968	81,649	2,508,101
Amortization of issuance cost	—	11,522	189,151	—	200,673
Lease modifications	—	—	—	(239,321)	(239,321)
Short-term borrowings transferred to long-term borrowings	(1,499,000)	—	1,499,000	—	—
Effects of foreign currency exchange	(1,065,452)	—	(1,176,581)	(19,559)	(2,261,592)

Balance at December 31, 2019	$40,572,329	$36,522,155	$141,078,598	$5,808,924	$223,982,006

For the year ended December 31, 2020

	Short-term Borrowings (including financial liabilities for hedging)	Bonds Payable	Long-term Borrowings	Lease Liabilities	Total
	NT$	NT$	NT$	NT$	NT$

Balance at January 1, 2020	$40,572,329	$36,522,155	$141,078,598	$5,808,924	$223,982,006
Net financing cash flows	(1,502,323)	19,717,149	(26,500,139)	(844,357)	(9,129,670)
Interest under operating activities	—	—	—	111	111
Rent expense under operating activities	—	—	—	(7,729)	(7,729)
Non-cash changes
Lease liabilities	—	—	—	584,642	584,642
Amortization of issuance cost	—	14,250	156,982	—	171,232
Lease modifications	—	—	—	(289,687)	(289,687)
Short-term borrowings transferred to long-term borrowings	(3,850,000)	—	3,850,000	—	—
Adjustments for government subsidy	—	—	41,650	—	41,650
Acquisition of subsidiaries (Note 29)	356,417	—	—	633,606	990,023
Disposal of subsidiaries (Note 30)	—	—	(4,693,682)	(670)	(4,694,352)
Effects of foreign currency exchange	(978,565)	—	(1,542,685)	(9,010)	(2,530,260)

Balance at December 31, 2020	$34,597,858	$56,253,554	$112,390,724	$5,875,830	$209,117,966

For the year ended December 31, 2021

	Short-term Borrowings (including financial liabilities for hedging)	Bonds Payable	Long-term Borrowings (including financial liabilities for hedging)	Lease Liabilities	Total
	NT$	NT$	NT$	NT$	NT$

Balance at January 1, 2021	$34,597,858	$56,253,554	$112,390,724	$5,875,830	$209,117,966
Net financing cash flows	10,043,398	(3,719,057)	16,018,825	(907,403)	21,435,763
Interest under operating activities	—	—	—	800	800
Rent expense under operating activities	—	—	—	(184)	(184)
Convertible bonds classified separately as equity components and embedded derivative liability	—	(399,955)	—	—	(399,955)
Non-cash changes
Lease liabilities	—	—	—	2,037,665	2,037,665
Amortization of issuance cost	—	126,283	224,979	—	351,262
Convertible bonds issued by subsidiaries and converted to ordinary shares	—	(102)	—	—	(102)
Lease modifications	—	—	—	(58,799)	(58,799)
Acquisition of subsidiaries (Note 29)	—	—	—	180,745	180,745
Disposal of subsidiaries (Note 30)	(2,443,005)	—	—	(32,655)	(2,475,660)
Reclassification	—	—	—	380,292	380,292
Effects of foreign currency exchange	(1,161,822)	6,614	(2,162,038)	(76,407)	(3,393,653)

Balance at December 31, 2021	$41,036,429	$52,267,337	$126,472,490	$7,399,884	$227,176,140

	Short-term Borrowings (including financial liabilities for hedging)	Bonds Payable	Long-term Borrowings (including financial liabilities for hedging)	Lease Liabilities	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Balance at January 1, 2021	$1,247,219	$2,027,886	$4,051,577	$211,818	$7,538,500
Net financing cash flows	362,055	(134,068)	577,463	(32,711)	772,739
Interest under operating activities	—	—	—	29	29
Rent expense under operating activities	—	—	—	(7)	(7)
Convertible bonds classified separately as equity components and embedded derivative liability	—	(14,418)	—	—	(14,418)
Non-cash changes
Lease liabilities	—	—	—	73,456	73,456
Amortization of issuance cost	—	4,553	8,110	—	12,663
Convertible bonds issued by subsidiaries and converted to ordinary shares	—	(4)	—	—	(4)
Lease modifications	—	—	—	(2,120)	(2,120)
Acquisition of subsidiaries (Note 29)	—	—	—	6,516	6,516
Disposal of subsidiaries (Note 30)	(88,068)	—	—	(1,177)	(89,245)
Reclassification	—	—	—	13,709	13,709
Effects of foreign currency exchange	(41,883)	238	(77,939)	(2,754)	(122,338)

Balance at December 31, 2021	$1,479,323	$1,884,187	$4,559,211	$266,759	$8,189,480

33.	CAPITAL MANAGEMENT
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

a.	Fair value of financial instruments that are not measured at fair value

1)	Fair value of financial instruments not measured at fair value but for which fair value is disclosed
Except bonds payable measured at amortized cost, the management considered that the carrying amounts of financial assets and financial liabilities not measured at fair value approximate their fair values. The carrying amounts and fair value of bonds payable as of December 31, 2020 and 2021 were as follows:

	Carrying Amount		Fair Value
	NT$	US$ (Note 4)	NT$	US$ (Note 4)

December 31, 2020	$56,253,554		$56,448,769
December 31, 2021	52,267,337	$1,884,187	52,429,758	$1,890,042

2)	Fair value hierarchy
The aforementioned fair value hierarchy of bonds payable was Level 3 which was determined based on discounted cash flow analysis with the applicable yield curve for the duration. The significant unobservable inputs is discount rates that reflected the credit risk.

b.	Fair value of financial instruments that are measured at fair value on a recurring basis

1)	Fair value hierarchy

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$

December 31, 2020 (retrospectively adjusted)

Financial assets at FVTPL
Derivative financial assets
Forward exchange contracts	$—	$122,511	$—	$122,511
Swap contracts	—	99,312	—	99,312
Non-derivative financial assets
Quoted ordinary shares	4,064,438	—	—	4,064,438
Private-placement funds	—	—	1,124,754	1,124,754
Contingent considerations	—	—	387,790	387,790
Unquoted preferred shares	—	—	385,440	385,440
Open-end mutual funds	339,338	—	—	339,338

	$4,403,776	$221,823	$1,897,984	$6,523,583

Financial assets at FVTOCI
Investments in equity instruments
Unquoted ordinary shares	$—	$—	$567,377	$567,377
Unquoted preferred shares	—	—	151,329	151,329
Limited partnership	—	—	9,692	9,692
Investments in debt instruments
Unsecured subordinate corporate bonds	—	—	1,012,736	1,012,736
Trade receivables, net	—	—	626,413	626,413

	$—	$—	$2,367,547	$2,367,547

Financial liabilities at FVTPL
Derivative financial liabilities
Swap contracts	$—	$1,448,972	$—	$1,448,972
Target redemption forward contracts	—	79,216	—	79,216
Forward exchange contracts	—	9,020	—	9,020

	$—	$1,537,208	$—	$1,537,208

	Level 1		Level 2		Level 3		Total
	NT$	US$ (Note 4)	NT$	US$ (Note 4)	NT$	US$ (Note 4)	NT$	US$ (Note 4)

December 31, 2021

Financial assets at FVTPL
Derivative financial assets
Swap contracts	$—	$—	$85,629	$3,087	$—	$—	$85,629	$3,087
Forward exchange contracts	—	—	23,373	843	—	—	23,373	843
Redemption option and put option of convertible bonds	—	—	8,463	305	—	—	8,463	305
Target redemption forward contracts	—	—	500	18	—	—	500	18
Non-derivative financial assets
Quoted ordinary shares	2,683,193	96,726	—	—	—	—	2,683,193	96,726
Private-placement funds	—	—	—	—	1,322,686	47,682	1,322,686	47,682
Unquoted preferred shares	—	—	—	—	583,270	21,026	583,270	21,026
Conti n gent considerations	—	—	—	—	394,943	14,237	394,943	14,237
Open-end mutual funds	334,223	12,049	—	—	—	—	334,223	12,049

	$3,017,416	$108,775	$117,965	$4,253	$2,300,899	$82,945	$5,436,280	$195,973

Financial assets at FVTOCI
Investments in equity instruments
Unquoted ordinary shares	$—	$—	$—	$—	$820,779	$29,588	$820,779	$29,588
Quoted ordinary shares	102,124	3,682	—	—	—	—	102,124	3,682
Unquoted preferred shares	—	—	—	—	11,245	405	11,245	405
Limited partnership	—	—	—	—	9,206	332	9,206	332
Investments in debt instruments
Unsecured subordinate corporate bonds	—	—	—	—	1,076,458	38,805	1,076,458	38,805
Trade receivables, net	—	—	—	—	6,092,462	219,627	6,092,462	219,627

	$102,124	$3,682	$—	$—	$8,010,150	$288,757	$8,112,274	$292,439

Financial liabilities at FVTPL
Derivative financial liabilities
Swap contracts	$—	$—	$360,797	$13,006	$—	$—	$360,797	$13,006
Forward exchange contracts	—	—	56,863	2,050	—	—	56,863	2,050

	$—	$—	$417,660	$15,056	$—	$—	$417,660	$15,056

For the financial assets and liabilities that were measured at fair value on a recurring basis, there were no transfers between Level 1 and Level 2 of the fair value hierarchy during the years ended December 31, 2020 and 2021.

2)	Reconciliation of Level 3 fair value measurements of financial assets

For the year ended December 31, 2019

	Financial Assets at FVTPL	Financial Assets at FVTOCI
Financial Assets	Equity Instruments	Equity Instruments	Debt Instruments	Total
	NT$	NT$	NT$	NT$

Balance at January 1	$475,123	$580,399	$1,016,924	$2,072,446
Recognized in profit or loss	3,431	—	—	3,431
Recognized in other comprehensive income
Included in unrealized losses on financial assets at FVTOCI	—	(216,121)	(2,052)	(218,173)
Effects of foreign currency exchange	(14,368)	(5,695)	—	(20,063)
Net increase in trade receivables	—	—	3,171,205	3,171,205
Trade receivables factoring	—	—	(1,141,515)	(1,141,515)
Purchases	541,528	409,985	—	951,513
Disposals	—	(12,665)	—	(12,665)

Balance at December 31	$1,005,714	$755,903	$3,044,562	$4,806,179

For the year ended December 31, 2020

	Financial Assets at FVTPL		Financial Assets at FVTOCI
Financial Assets	Equity Instruments	Debt Instruments	Equity Instruments	Debt Instruments	Total
	NT$	NT$	NT$	NT$	NT$

Balance at January 1	$1,005,714	$—	$755,903	$3,044,562	$4,806,179
Recognized in profit or loss	(17,941)	—	—	—	(17,941)
Recognized in other comprehensive income
Included in unrealized losses on financial assets at FVTOCI	—	—	(149,856)	(2,136)	(151,992)
Effects of foreign currency exchange	(15,455)	—	(15,562)	—	(31,017)
Net increase in trade receivables	—	370,110	—	5,635,706	6,005,816
Trade receivables factoring	—	(370,110)	—	(7,038,983)	(7,409,093)
Purchases	893,234	—	259,168	—	1,152,402
Disposals	(329,370)	—	(121,255)	—	(450,625)
Acquisition through business combinations	387,790	—	—	—	387,790
Exercise of call option	(25,988)	—	—	—	(25,988)

Balance at December 31 (retrospectively adjusted)	$1,897,984	$—	$728,398	$1,639,149	$4,265,531

For the year ended December 31, 2021

	Financial Assets at FVTPL		Financial Assets at FVTOCI
Financial Assets	Equity Instruments	Debt Instruments	Equity Instruments	Debt Instruments	Total
	NT$	NT$	NT$	NT$	NT$

Balance at January 1 (retrospectively adjusted)	$1,897,984	$—	$728,398	$1,639,149	$4,265,531
Recognized in profit or loss	131,276	—	—	—	131,276
Recognized in other comprehensive income
Included in unrealized losses on financial assets at FVTOCI	—	—	129,726	63,722	193,448
Effects of foreign currency exchange	(79,614)	—	(4,508)	—	(84,122)
Net increase in trade receivables	—	3,269,782	—	14,940,539	18,210,321
Trade receivables factoring	—	(3,269,782)	—	(9,474,490)	(12,744,272)
Purchases	459,046	—	32,246	—	491,292
Disposals	(107,793)	—	(14,873)	—	(122,666)
Reclassify	—	—	(29,758)	—	(29,758)

Balance at December 31	$2,300,899	$—	$841,231	$7,168,920	$10,311,050

	Financial Assets at FVTPL		Financial Assets at FVTOCI
Financial Assets	Equity Instruments	Debt Instruments	Equity Instruments	Debt Instruments	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Balance at January 1 (retrospect ively adjusted)	$68,421	$—	$26,257	$59,089	$153,767
Recognized in profit or loss	4,732	—	—	—	4,732
Recognized in other comprehensive income
Included in unrealized losses on financial assets at FVTOCI	—	—	4,677	2,297	6,974
Effects of foreign currency exchange	(2,870)	—	(163)	—	(3,033)
Net increase in trade receivables	—	117,872	—	538,592	656,464
Trade receivables factoring	—	(117,872)	—	(341,546)	(459,418)
Purchases	16,548	—	1,163	—	17,711
Disposals	(3,886)	—	(536)	—	(4,422)
Reclassify	—	—	(1,073)	—	(1,073)

Balance at December 31	$82,945	$—	$30,325	$258,432	$371,702

3)	Valuation techniques and assumptions applied for the purpose of measuring fair value

a)	Valuation techniques and inputs applied for the purpose of measuring Level 2 fair value measurement

Financial Instruments	Valuation Techniques and Inputs

Derivatives - swap contracts and forward exchange contracts	Discounted cash flows - Future cash flows are estimated based on observable forward exchange rates at balance sheet dates and contract forward exchange rates, discounted at rates that reflected the credit risk of various counterparties.

Derivatives - redemption option and put option of convertible bonds	Option pricing models – Use of present value techniques and reflect the time value and intrinsic value of redemption option and put option.

Target redemption forward contracts	Valuation based on the spot exchange rate on the valuation date, the exercise price, the volatility in exchange rate, the contract period and the quoted risk free interest rate during the contract period.

b)	Valuation techniques and inputs applied for the purpose of measuring Level 3 fair value measurement

The fair value of unquoted ordinary shares, unquoted preferred shares, limited partnership and private-placement funds were determined by using market approach and asset-based approach. The significant unobservable inputs were the discount rates for lack of marketability of 10% to 30%. If the discount rates for lack of marketability to the valuation model increased by 1% to reflect reasonably possible alternative assumptions while all other variables held constant, the fair value of the abovementioned investments would have decreased approximately by NT$9,700 thousand and NT$19,300 thousand (US$696 thousand) as of December 31, 2020 and 2021, respectively.
The fair values of the unsecured subordinate corporate bonds were determined using income approach based on a discounted cash flow analysis. The significant unobservable input was the discount rate that reflects the credit risk of the counterparty. If the discount rate increased by 0.1% while all other variables held constant, the fair value of the bonds would have decreased approximately by NT$5,000 thousand and NT$4,000 thousand (US$144 thousand) as of December 31, 2020 and 2021, respectively.
The fair value of accounts receivables measured at FVTOCI are determined based on the present value of future cash flows that reflect the credit risk of counterparties. Since the discount effect was not significant, the Group measured its fair value by using the nominal values.
The fair value of the contingent considerations were determined by using the Monte Carlo Simulation method. If the estimated net profit margin fails to reach the performance specified in the agreement, the Group could receive the contingent considerations according to the agreement, refer to Note 29 for business combinations.

c.	Categories of financial instruments

	December 31
	2020 (Retrospectively Adjusted)	2021
	NT$	NT$	US$ (Note 4)

Financial assets

FVTPL
Mandatorily at FVTPL	$6,523,583	$5,436,280	$195,973
Measured at amortized cost (Note 1)	147,521,583	200,732,680	7,236,218
FVTOCI
Equity instruments	728,398	943,354	34,007
Debt instruments	1,012,736	1,076,458	38,805
Trade receivables, net	626,413	6,092,462	219,627

Financial liabilities

FVTPL
Held for trading	1,537,208	417,660	15,056
Financial liabilities for hedging	11,188,244	11,497,896	414,488
Measured at amortized cost (Note 2)	304,737,749	339,445,544	12,236,683

Note 1:	The balances included financial assets measured at amortized cost which comprised cash and cash equivalents, trade and other receivables and other financial assets.

Note 2:	The balances included financial liabilities measured at amortized cost which comprised short-term borrowings, trade and other payables, bonds payable and long-term borrowings.

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
The carrying amounts of the Group’s foreign currency denominated monetary assets and liabilities (including those eliminated upon consolidation) as well as derivative instruments which exposed the Group to foreign currency exchange rate risk at each balance sheet date are presented in Note
39
.
The Group was mainly subject to the impact from the exchange rate fluctuation in US$ and JPY against NT$, RMB or EUR. 1% fluctuation is used when reporting foreign currency exchange rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign currency exchange rates. The sensitivity analysis included financial assets and liabilities and inter-company receivables and payables within the Group. The changes in profit before income tax due to a 1% change in US$ and JPY against NT$, RMB and EUR would be NT$82,000 thousand, NT$35,000 thousand and NT$38,000 thousand (US$1,370 thousand) for the years ended December 31, 2019, 2020 and 2021, respectively. Hedging contracts and hedged items have been taken into account while measuring the changes in profit before income tax. The abovementioned sensitivity analysis mainly focused on the foreign currency monetary items at each balance sheet date. As the period-end
exposure did not reflect the exposure for the years ended December 31, 2019, 2020 and 2021, the abovementioned sensitivity analysis was unrepresentative of those respective years.

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

December 31, 2020

Hedging Instrument/Hedged Items	Line item in	Carrying Amount
	Balance sheet	Asset	Liability
		NT$	NT$

Fair value hedge
Borrowings denominated in foreign currencies/ Financial assets at FVTPL	Financial liabilities for hedging - current	$—	$3,307,018
Hedge of net investment in foreign operation	Financial liabilities for hedging - current	—	1,970,307
Hedge of net investment in foreign operation	Financial liabilities for hedging - non-current	—	5,910,919

	Change in Value Used for Calculating Hedge Ineffectiveness		Accumulated Gains or Losses in Other Equity		Carrying Amount of Hedged Item in Fair Value Hedge	Accumulated Amount of Fair Value Hedge Adjustments on Hedged Item
Hedging Instrument/Hedged Item	Hedging Instrument	Hedged Item	Continuing Hedges	Hedge Accounting No Longer Applied	Asset	Asset
	NT$	NT$	NT$	NT$	NT$	NT$

Fair value hedge
Borrowings denominated in foreign currencies/ Financial assets at FVTPL	$157,842	$(157,842)	$—	$—	$2,859,132	$(142,217)
Hedge of net investment in foreign operation	574,824	(574,824)	(574,824)	—	—	—

December 31, 2021

Hedging Instrument/Hedged Items	Line item in	Carrying Amount
	Balance sheet	Asset		Liability
		NT$	US$ (Note 4)	NT$	US$ (Note 4)

Fair value hedge
Borrowings denominated in foreign currencies/ Financial assets at FVTPL	Financial liabilities for hedging - current	$—	$—	$2,954,921	$106,522
Hedge of net investment in foreign operation	Financial liabilities for hedging - current	—	—	3,762,044	135,618
Hedge of net investment in foreign operation	Financial liabilities for hedging - non-current	—	—	4,780,931	172,348

	Change in Value Used for Calculating Hedge Ineffectiveness		Accumulated Gains or Losses in Other Equity		Carrying Amount of Hedged Item in Fair Value Hedge	Accumulated Amount of Fair Value Hedge Adjustments on Hedged Item
Hedging Instrument/Hedged Item	Hedging Instrument	Hedged Item	Continuing Hedges	Hedge Accounting No Longer Applied	Asset	Asset
	NT$	NT$	NT$	NT$	NT$	NT$

Fair value hedge
Borrowings denominated in foreign currencies/ Financial assets at FVTPL	$94,145	$(94,145)	$—	$—	$2,318,517	$(236,362)
Hedge of net investment in foreign operation	(738,600)	738,600	163,776	—	—	—

	Change in Value Used for Calculating Hedge Ineffectiveness		Accumulated Gains or Losses in Other Equity		Carrying Amount of Hedged Item in Fair Value Hedge	Accumulated Amount of Fair Value Hedge Adjustments on Hedged Item
Hedging Instrument/ Hedged Item	Hedging Instrument	Hedged Item	Continuing Hedges	Hedge Accounting No Longer Applied	Asset	Asset
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Fair value hedge
Borrowings denominated in foreign currencies/ Financial assets at FVTPL	$3,394	$(3,394)	$—	$—	$83,580	$(8,521)
Hedge of net investment in foreign operation	(26,626)	26,626	5,904	—	—	—

b)	Interest rate risk
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
The carrying amounts of the Group’s financial assets and financial liabilities with exposure to interest rates at each balance sheet date were as follows:

	December 31
	2020	2021
	NT$	NT$	US$ (Note 4)

Fair value interest rate risk
Financial assets	$5,049,005	$5,474,105	$197,336
Financial liabilities	56,599,417	76,206,394	2,747,166

Cash flow interest rate risk
Financial assets	45,489,788	69,654,969	2,510,994
Financial liabilities	131,715,366	158,557,225	5,715,834
For assets and liabilities with floating interest rates, a 100 basis point increase or decrease was used when reporting interest rate risk internally to key management personnel. If interest rates had been 100 basis points (1%) higher or lower and all other variables held constant, the Group’s profit before income tax for the years ended December 31, 2019, 2020 and 2021 would have decreased or increased approximately by NT$
1,232,000
 thousand, NT$
862,000
 thousand and NT$
959,000
thousand (US$
34,571
thousand), respectively. Hedging contracts and hedged items have been taken into account while measuring the changes in profit before income tax. The abovementioned sensitivity analysis mainly focused on the interest rate items at the end of each year. As the year-end
exposure did not reflect the exposure for the years ended December
31
,
2019
,
2020
and
2021
, the abovementioned sensitivity analysis was unrepresentative of those respective periods.

c)	Other price risk
The Group was exposed to equity price risk through its investments in financial assets at FVTPL and financial assets at FVTOCI. If equity price was 1% higher or lower, profit before income tax for the years ended December 31, 2019, 2020 and 2021 would have increased or decreased approximately by NT$51,000 thousand, NT$59,000 thousand and NT$49,000 thousand (US$1,766 thousand), respectively, and other comprehensive income before income tax for the years ended December 31, 2019, 2020 and 2021 would have increased or decreased approximately by NT$8,000 thousand, NT$7,000 thousand and NT$9,000 thousand (US$324 thousand), respectively.

2)	Credit risk
Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group’s credit risk arises from cash and cash equivalents, trade and other receivables and other financial assets. The Group’s maximum exposure to credit risk was the carrying amounts of financial assets in the consolidated balance sheets.
As of December 31, 2020 and 2021, the Group’s five largest customers accounted for 27% and 33% of trade receivables, respectively. The Group transacts with a large number of unrelated customers and, thus, no concentration of credit risk was observed.

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
non-derivative
financial liabilities were based on the agreed repayment dates.
To the extent that interest flows are floating rate, the undiscounted amounts were derived from the interest rates at each balance sheet date.

December 31, 2020

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	1 to 5 Years	More than 5 Years
	NT$	NT$	NT$	NT$	NT$

Non-derivative financial liabilities

Non-interest bearing	$43,111,390	$44,122,659	$8,223,684	$319,510	$176,536
Obligation under leases	103,734	151,921	619,908	1,779,041	4,088,301
Floating interest rate liabilities	13,792,596	8,190,076	10,214,154	102,253,481	7,999,130
Fixed interest rate liabilities	11,895,281	528,290	3,349,614	46,900,450	5,631,522

	$68,903,001	$52,992,946	$22,407,360	$151,252,482	$17,895,489

Further information for maturity analysis of obligation under leases was as follows:

	Less than 1 Year	1 to 5 Years	5 to 10 Years	10 to 15 Years	15 to 20 Years	More than 20 Years
	NT$	NT$	NT$	NT$	NT$	NT$

Obligation under leases	$875,563	$1,779,041	$1,422,331	$776,735	$674,446	$1,214,789

December 31, 2021

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	1 to 5 Years	More than 5 Years
	NT$	NT$	NT$	NT$	NT$

Non-derivative financial liabilities

Non-interest bearing	$52,353,176	$48,140,652	$10,216,253	$291,480	$114,201
Obligation under leases	84,978	157,710	687,144	2,585,624	4,929,602
Floating interest rate liabilities	12,565,548	5,180,527	13,416,893	112,493,242	7,494,670
Fixed interest rate liabilities	10,262,781	3,093,668	12,978,593	43,555,458	5,479,867

	$75,266,483	$56,572,557	$37,298,883	$158,925,804	$18,018,340

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	1 to 5 Years	More than 5 Years
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Non-derivative financial liabilities

Non-interest bearing	$1,887,281	$1,735,424	$368,286	$10,508	$4,117
Obligation under leases	3,063	5,685	24,771	93,209	177,707
Floating interest rate liabilities	452,976	186,753	483,666	4,055,272	270,176
Fixed interest rate liabilities	369,963	111,524	467,866	1,570,132	197,544

	$2,713,283	$2,039,386	$1,344,589	$5,729,121	$649,544

Further information for maturity analysis of obligation under leases was as follows:

	Less than 1 Year	1 to 5 Years	5 to 10 Years	10 to 15 Years	15 to 20 Years	More than 20 Years
	NT$	NT$	NT$	NT$	NT$	NT$

Obligation under leases	$929,832	$2,585,624	$1,731,995	$883,335	$802,765	$1,511,507

	Less than 1 Year	1 to 5 Years	5 to 10 Years	10 to 15 Years	15 to 20 Years	More than 20 Years
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Obligation under leases	$33,519	$93,209	$62,437	$31,843	$28,939	$54,488

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

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	More than 1 Year
	NT$	NT$	NT$

December 31, 2020

Net settled
Forward exchange contracts	$30,514	$18,429	$—	$—

Gross settled
Forward exchange contracts
Inflows	$8,862,682	$5,565,137	$531,336	$—
Outflows	(8,798,238)	(5,518,153)	(526,880)	—

	64,444	46,984	4,456	—

Swap contracts
Inflows	19,311,999	17,179,871	36,739,200	—
Outflows	(19,524,820)	(17,486,997)	(37,495,172)	—

	(212,821)	(307,126)	(755,972)	—

Target redemption forward contracts
Inflows	42,720	96,120	416,520	227,128
Outflows	(44,471)	(100,060)	(433,595)	(236,081)

	(1,751)	(3,940)	(17,075)	(8,953)

	$(150,128)	$(264,082)	$(768,591)	$(8,953)

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year
	NT$	NT$	NT$

December 31, 2021

Net settled
Forward exchange contracts	$(21,379)	$(1,410)	$—

Gross settled
Forward exchange contracts
Inflows	$2,382,315	$6,817,411	$531,596
Outflows	(2,380,359)	(6,784,689)	(525,920)

	1,956	32,722	5,676

Swap contracts
Inflows	23,759,435	21,272,450	37,841,805
Outflows	(23,814,701)	(21,314,442)	(37,965,438)

	(55,266)	(41,992)	(123,633)

Target redemption forward contracts
Inflows	19,376	43,596	33,216
Outflows	(18,845)	(42,401)	(32,243)

	531	1,195	973

	$(52,779)	$(8,075)	$(116,984)

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

December 31, 2021

Net settled
Forward exchange contracts	$(771)	$(51)	$—

Gross settled
Forward exchange contracts
Inflows	$85,880	$245,761	$19,164
Outflows	(85,810)	(244,581)	(18,959)

	70	1,180	205

Swap contracts
Inflows	856,505	766,851	1,364,160
Outflows	(858,497)	(768,365)	(1,368,617)

	(1,992)	(1,514)	(4,457)

Target redemption forward contracts
Inflows	698	1,572	1,197
Outflows	(679)	(1,529)	(1,162)

	19	43	35

	$(1,903)	$(291)	$(4,217)

35.	RELATED PARTY TRANSACTIONS
Balances and transactions within the Group had been eliminated upon consolidation. Details of transactions between the Group and other related parties were disclosed as follows:

a.	Related parties
In addition to those disclosed in Note 14, the related parties were as follows:

Name of Related Party	Relationship with the Company

ASE Cultural and Educational Foundation	Substantial related party
ASE Environmental Protection and Sustainability Foundation	Substantial related party

b.	Contribution of related party

	For the Year Ended December 31
Relationship and Name of Related Party	2019	2020	2021
	NT$	NT$	NT$	US$ (Note 4)
Substantial related party
ASE Cultural and Educational Foundation	$100,000	$—	$10,000	$360
ASE Environmental Protection and Sustainability Foundation	—	100,000	100,000	3,605

	$100,000	$100,000	$110,000	$3,965

c.
In 2019, the subsidiary, ASE, purchased real estate properties from associates, HC, with the amount of NT$2,326,000 thousand, which was primarily based on the independent professional appraisal reports and had
been fully paid in September 2019.

d.
ASE and HC entered into a joint development agreement in June 2020 under the concept of joint construction. The agreement stipulates that HC will build the plant on the leasehold land and ASE and its affiliates will have the priority to purchase the plant after the completion of the plant construction. The final transaction price will be the purchase price less an amount based on the ratio calculated by independent professional appraisers.

e.
In the third quarter of 2021, ASE purchased real estate properties from HC with an amount of NT$2,362,000 thousand (US$85,148 thousand) (tax excluded) which was primarily based on the independent professional appraisal reports and had
been fully paid.

f.
The subsidiaries, ASE and ASEE, separately entered into a joint construction and allocation of housing units agreement with HC in August 2021. The agreement stipulates that ASE and ASEE will provide land or leasehold land and fund to HC for plant construction and to allocate those housing units based on the independent professional appraisal reports. After the completion of the plant construction, ASE, ASEE and its affiliates will have the priority to purchase the plant.

g.
As disclosed in Note 31, USIE repurchased its own 2,805 thousand, 2,685 thousand and 2,271 thousand ordinary shares from the Group’s key management personnel with approximately NT$1,247,187 thousand, NT$1,520,976 thousand and NT$1,081,214 thousand (US$38,977 thousand) in July 2019, September 2020 and December 2021, respectively.

h.	Compensation to key management personnel

	For the Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$	US$ (Note 4)

Short-term employee benefits	$1,027,191	$1,264,980	$1,744,903	$62,902
Post-employment benefits	2,208	2,007	3,505	126
Share-based payments	134,544	153,774	163,697	5,901

	$1,163,943	$1,420,761	$1,912,105	$68,929

The compensation to the Group’s key management personnel was determined according to personal performance and market trends.

36.	ASSETS PLEDGED AS COLLATERAL OR FOR SECURITY
The following assets were provided as collateral for bank borrowings, tariff guarantees of imported raw materials or collateral:

	December 31
	2020	2021
	NT$	NT$	US$ (Note 4)

Inventories related to real estate business	$10,564,873	$2,587,110	$93,263
Property, plant and equipment	124,124	114,390	4,124
Investment properties	11,847,145	20,796,862	749,707
Other financial assets (including current and non-current)	460,890	444,358	16,018

	$22,997,032	$23,942,720	$863,112

In addition to the abovementioned assets, 89.6% of shareholdings in FAFG was provided as collateral for syndicated bank loans as of December 31, 2020.

37.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS
In addition to those disclosed in other notes, significant commitments and contingencies of the Group as of each balance sheet date were as follows:

a.	As of December 31, 2020 and 2021, unused letters of credit of the Group were approximately NT$2,000 thousand and NT$74,000 thousand (US$2,668 thousand), respectively.

b.
As of December 31, 2020 and 2021, letters of
 bank guarantee
 provided to customs for the
impo
rt and export
of goods
 with b
ank
facilities granted to the Group were approximately NT$671,721 thousand and NT$738,628 thousand (US$26,627 thousand), respectively.

c.
As of December 31, 2020 and 2021, the Group’s commitments to purchase property, plant and equipment were approximately NT$32,627,411 thousand and NT$52,678,554 thousand (US$1,899,011 thousand), respectively, of which NT$1,968,779 thousand and NT$3,761,120 thousand (US$135,585 thousand) had been prepaid, respectively. As of December 31, 2020 and 2021, the commitment that the Group has contracted for the construction related to real estate business were approximately NT$602,548 thousand and NT$59 thousand (US$2 thousand), respectively.

d.	The Group entered into long-term purchase agreements of materials and supplies with multiple suppliers. The relative minimum purchase quantity is specified in the agreements.

e.
The Group entered into long-term agreements with multiple customers. The relative minimum order quantity to customers
and minimum purchase quantity of materials from suppliers are specified in the agreements.

f.
In December 2021, in consideration of corporate social responsibility, the board of directors resolved
the
disbursements
of NT$20,000 thousand (US$721
thousand) to ASE Cultural and Educational Foundation for promoting the cultural and educational activities to discharge the Group’s social responsibilities.

g.
In December 2013, in consideration of corporate social responsibility for environmental protection, the board of directors of ASE, approved the contributions of at least NT$100,000 thousand (US$3,605 thousand) annually to be made in the next 30 years, with a total amount of at least NT$3,000,000 thousand (US$108,147 thousand), for promoting environmental protection efforts in Taiwan. In December 2021, the board of directors of ASE resolved to contribute NT$100,000 thousand (US$3,605 thousand) to ASE Environmental Protection and Sustainability Foundation.

38.	OTHERS

a.
There were five employees and a waste disposal supplier of a subsidiary in China accused by China People’s Procuratorate (the “Procuratorate”) for committing the crime of environmental pollution in 2018. During the trial, the Procuratorate claimed that the subsidiary should also be charged with corporate crime which caused the subsidiary received a change and addition indictment in October 20
19
. In June 2020, in the first trial, the court of first instance ruled that the subsidiary shall be imposed a fine of RMB400 thousand and return the benefit (RMB344 thousand) generated from such violation. Both of the fine and the return of benefit from violation were recognized by the subsidiary under the line item of other gains and losses. Because some of co-defendants
have filed an appeal against the judgment and, pursuant to local applicable law, the whole case will be deemed appealed. This case was denied by the court of second instance, which affirmed the judgment of the first instance, on April 7, 2021. The case was concluded.

b.
On December 20, 2013, the Kaohsiung Environmental Protection Bureau (the “KEPB”) imposed an administrative fine of NT$102,014 thousand (the “Original Fine”) upon ASE for violation of the Water Pollution Control Act. After ASE sought administrative remedies against the Original Fine, the Original Fine has been revoked by final judgment of Supreme Administrative Court on June 8, 2017, and KEPB is ordered to refund the Original Fine to ASE. On December 27, 20
19
, KEPB has refunded NT$55,062 thousand to ASE. On February 10, 2020, KEPB re-imposed
an administrative fine of NT$46,952 thousand (the “New Fine”) upon ASE and offset the New Fine by the remaining amount which shall be refunded to ASE. Therefore, no additional payment that ASE should make for the New Fine. After ASE filed an administrative appeal against the New Fine, the Administrative Appeal Review Committee of Kaohsiung City Government has revoked the New Fine on December 15, 2020 and remanded to KEPB for another legitimate administrative action.

39 .	SIGNIFICANT ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES
The following information was aggregated by the foreign currencies other than functional currencies of the group entities and the exchange rates between foreign currencies and respective functional currencies were disclosed. The significant financial assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousand)	Exchange Rate	Carrying Amount (In Thousand)

December 31, 2020

Monetary financial assets
US$	$4,269,075	US$1=NT$28.48	$121,583,265
US$	1,527,381	US$1=RMB6.5249	43,499,803
US$	41,643	US$1=EUR0.8143	1,185,984
JPY	13,544,360	JPY1=NT$0.2763	3,742,306
JPY	1,174,208	JPY1=US$0.0097	324,434
HKD	174,765	HKD1=NT$3.6730	641,912

Monetary financial liabilities
US$	4,439,915	US$1=NT$28.48	126,448,786
US$	1,517,568	US$1=RMB6.5249	43,220,325
US$	20,896	US$1=EUR0.8143	595,128
JPY	13,657,967	JPY1=NT$0.2763	3,773,695
JPY	1,188,650	JPY1=US$0.0097	328,424
HKD	18,814	HKD1=NT$3.6730	69,103

December 31, 2021

Monetary financial assets
US$	4,885,163	US$1=NT$27.68	135,221,324
US$	1,718,314	US$1=RMB6.3757	47,562,940
US$	42,250	US$1=EUR0.8829	1,169,492
JPY	12,584,942	JPY1=NT$0.2405	3,026,677
JPY	551,496	JPY1=US$0.0087	132,635

Monetary financial liabilities
US$	4,899,633	US$1=NT$27.68	135,621,853
US$	1,503,606	US$1=RMB6.3757	41,619,803
US$	88,741	US$1=EUR0.8829	2,456,363
JPY	14,078,075	JPY1=NT$0.2405	3,385,776
JPY	990,667	JPY1=US$0.0087	238,255
The significant realized and unrealized foreign exchange gain (loss) were as follows:

	For the Year Ended December 31
	2019		2020		2021
Functional Currencies	Exchange Rate	Net Foreign Exchange Gain (Loss)	Exchange Rate	Net Foreign Exchange Gain (Loss)	Exchange Rate	Net Foreign Exchange Gain (Loss)
		NT$		NT$		NT$	US$ (Note 4)

US$	US$1=NT$29.98	$(84,177)	US$1=NT$28.48	$(143,804)	US$1=NT$27.68	$132,582	$4,780
NT$		1,203,823		1,382,067		1,413,969	50,972
RMB	RMB1=NT$4.2975	14,055	RMB1=NT$4.3648	(181,624)	RMB1=NT$4.3415	(85,675)	(3,089)

		$1,133,701		$1,056,639		$1,460,876	$52,663

4 0 .	OPERATING SEGMENTS INFORMATION
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

a.	Segment revenues and operation results

					Adjustments
	Packaging	Testing	EMS	Others	and Eliminations	Total
	NT$	NT$	NT$	NT$	NT$	NT$

For the year ended December 31, 2019

Revenue from external customers	$198,916,897	$42,658,686	$165,789,479	$5,817,122	$—	$413,182,184
Inter-group revenues (Note 1)	5,370,963	231,399	60,638,567	7,431,399	(73,672,328)	—
Segment revenues	204,287,860	42,890,085	226,428,046	13,248,521	—	486,854,512
Interest income	186,291	90,091	249,487	284,458	(260,646)	549,681
Interest expense	(3,403,475)	(545,609)	(255,404)	(243,013)	260,646	(4,186,855)
Depreciation and amortization	(33,456,831)	(12,379,703)	(2,534,825)	(2,095,482)	—	(50,466,841)
Share of the profit or loss of associates and joint ventures	75,303	39,852	67,120	—	—	182,275
Impairment loss	(601,066)	(141)	—	—	—	(601,207)
Segment profit before income tax	7,572,763	10,321,537	6,082,106	(696,595)	—	23,279,811
Expenditures for segment assets	35,462,305	23,966,051	2,770,129	875,402	—	63,073,887

December 31, 2019

Investments accounted for using the equity method	8,867,316	1,123,490	2,094,401	—	—	12,085,207
Contract assets	4,162,124	1,735,192	—	—	—	5,897,316

For the year ended December 31, 2020

Revenue from external customers	218,666,071	47,271,074	204,690,669	6,350,896	—	476,978,710
Inter-group revenues (Note 1)	10,436,168	435,587	21,472,775	7,234,303	(39,578,833)	—
Segment revenues	229,102,239	47,706,661	226,163,444	13,585,199	—	516,557,543
Interest income	133,160	79,821	275,766	32,036	—	520,783
Interest expense	(2,244,280)	(564,269)	(443,519)	(185,160)	—	(3,437,228)
Depreciation and amortization	(32,333,229)	(14,189,024)	(2,877,546)	(1,859,266)	—	(51,259,065)
Share of the profit or loss of associates and joint ventures	362,133	99,670	85,809	—	—	547,612
Impairment loss	(218,600)	(773,673)	—	—	—	(992,273)
Segment profit before income tax	17,476,440	10,277,760	8,438,766	(424,168)	—	35,768,798
Expenditures for segment assets	38,643,303	14,275,397	5,614,409	491,092	—	59,024,201

December 31, 2020

Investments accounted for using the equity method	9,146,344	1,340,307	2,320,022	—	—	12,806,673
Contract assets	3,641,244	1,141,660	—	—	—	4,782,904

For the year ended December 31, 2021

Revenue from external customers	272,543,899	49,978,736	239,488,267	7,986,231	—	569,997,133
Inter-group revenues (Note 1)	7,244,889	339,619	27,825,073	7,527,260	(42,936,841)	—
Segment revenues	279,788,788	50,318,355	267,313,340	15,513,491	—	612,933,974
Interest income	61,141	88,874	301,072	91,242	—	542,329
Interest expense	(1,604,107)	(405,648)	(629,584)	(159,596)	—	(2,798,935)
Depreciation and amortization	(34,384,500)	(13,819,080)	(4,336,266)	(1,984,431)	—	(54,524,277)
Share of the profit or loss of associates and joint ventures	737,650	66,107	95,943	—	—	899,700
Impairment loss	(86,997)	(39,769)	—	—	—	(126,766)
Segment profit before income tax	41,581,126	11,998,938	8,528,675	18,085,030	—	80,193,769
Expenditures for segment assets	48,531,368	16,773,513	7,654,560	1,458,100	—	74,417,541

December 31, 2021

Investments accounted for using the equity method	12,744,756	1,896,372	2,355,472	—	—	16,996,600
Contract assets	4,735,181	872,028	—	—	—	5,607,209

					Adjustments
	Packaging	Testing	EMS	Others	and Eliminations	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

For the year ended December 31, 2021

Revenue from external customers	$9,824,942	$1,801,685	$8,633,319	$287,896	$—	$20,547,842
Inter-group revenues (Note 1)	261,171	12,243	1,003,067	271,350	(1,547,831)	—
Segment revenues	10,086,113	1,813,928	9,636,386	559,246	—	22,095,673
Interest income	2,204	3,204	10,853	3,289	—	19,550
Interest expense	(57,827)	(14,623)	(22,696)	(5,753)	—	(100,899)
Depreciation and amortization	(1,239,528)	(498,164)	(156,318)	(71,537)	—	(1,965,547)
Share of the profit or loss of associates and joint ventures	26,591	2,383	3,459	—	—	32,433
Impairment loss	(3,137)	(1,434)	—	—	—	(4,571)
Segment profit before income tax	1,498,959	432,550	307,450	651,947	—	2,890,906
Expenditures for segment assets	1,749,509	604,669	275,940	52,563	—	2,682,681

December 31, 2021

Investments accounted for using the equity method	459,436	68,362	84,913	—	—	612,711
Contract assets	170,698	31,436	—	—	—	202,134
Note 1: Inter-group revenues were eliminated upon consolidation.

Note 2:	The disaggregated product and service type from the Group’s contract with customer is the same as those disclosed in above reportable segment.

b.	Revenue from major products and services

	For the Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$	US$ (Note 4)

Packaging service	$198,916,897	$218,666,071	$272,543,899	$9,824,942
Testing service	42,658,686	47,271,074	49,978,736	1,801,685
EMS	165,789,479	204,690,669	239,488,267	8,633,319
Others	5,817,122	6,350,896	7,986,231	287,896

	$413,182,184	$476,978,710	$569,997,133	$20,547,842

c.	Geographical information
The Group’s revenue from external customers by location of headquarter and information about its non-current
assets by location of assets are detailed below.

1)	Net revenues from external customers

	For the Year Ended December 31
	2019	2020	2021
	NT$	NT$	NT$	US$ (Note 4)

United States	$245,521,027	$297,117,001	$353,500,361	$12,743,344
Taiwan	51,244,470	64,829,301	94,598,067	3,410,168
Asia	75,938,364	74,447,091	62,523,167	2,253,900
Europe	38,613,132	39,477,306	57,910,641	2,087,622
Others	1,865,191	1,108,011	1,464,897	52,808

	$413,182,184	$476,978,710	$569,997,133	$20,547,842

2)	Non-current assets

	December 31
	2020 (Retrospectively Adjusted)	2021
	NT$	NT$	US$ (Note 4)

Taiwan	$239,353,978	$252,525,376	$9,103,294
China	66,253,694	65,375,423	2,356,720
Others	31,875,938	34,702,992	1,251,009

	$337,483,610	$352,603,791	$12,711,023

Non-current
assets exclude financial instruments, post-employment benefit assets, and deferred tax assets.

d.	Major customers
Except customer A from which the operating revenues generated from packaging and EMS segments were

NT$103,987,781

thousand,

NT$145,952,908 thousand and NT$158,624,032 thousand (US$5,718,242 thousand) for the years ended December 31, 2019, 2020 and 2021, respectively, and customer B from which the operating revenues generated from packaging and testing segments was NT$44,653,072 thousand for the year ended December 31, 2019, the Group did not have any other individual customer from which the operating revenues exceeded 10% of operating revenues for the years ended December 31, 2019, 2020 and 2021.

F-13
1