Form 20-F
period 2023-12-31
ASE Technology Holding Co., Ltd.
filed 2024-04-03
CIK 1122411

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
Room 1901
, No. 333, Section 1 Keelung Rd.
Taipei, 110, Taiwan,
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
As of December 31, 2023, 4,384,426,737 Common Shares, par value NT$10 each, were outstanding.**
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
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
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
of the Exchange Act). Yes ☐ No ☒

**	As a result of the exercise of employee share options subsequent to December 31, 2023, as of January 31, 2024, we had 4,388,322,087 Common Shares outstanding.

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

•

“FAFG” or “FAFG Group” are to Financiere AFG, a simplified limited liability company (societe par actions simplifiee) organized under the laws of France and, unless the context requires otherwise, its subsidiaries;

•	“FSC” are to the Financial Supervisory Commission of the R.O.C.;

•	“HCC”, “HCC Group” or “Hirschmann” are to Hirschmann Car Communication Holding S.a.r.l., a company organized under the laws of Luxembourg and, unless the context requires otherwise, its subsidiaries;

•	“Hung Ching” are to Hung Ching Development & Construction Co. Ltd., a company incorporated under the laws of the R.O.C.;

•	“IFRS Accounting Standards” are to International Financial Reporting Standards, International Accounting Standards and Interpretations as issued by the International Accounting Standards Board;

•	“ISE Shanghai” are to ISE Labs, China, Ltd., a company incorporated under the laws of the P.R.C.;

•	“ISE Labs” are to ISE Labs, Inc., a corporation incorporated under the laws of the State of California;

•

“Initial SPIL Tender Offer” are to ASE’s offer to purchase 779,000,000 common shares (including common shares represented by outstanding American depositary shares) of SPIL through concurrent tender offers in the R.O.C. and the U.S., at a price of NT$45 per SPIL common share and NT$225 per SPIL American depositary share, commenced on August 24, 2015 and expired on September 22, 2015;

•	“Joint Share Exchange Agreement” are to the joint share exchange agreement entered into between ASE and SPIL on June 30, 2016;

•	“Korea” or “South Korea” are to the Republic of Korea;

•	“DIR” are to the Department of Investment Review of the R.O.C. Ministry of Economic Affairs;

•	“NYSE” are to New York Stock Exchange;

•	“PCAOB” are to the Public Company Accounting Oversight Board (United States);

•	“PowerASE” are to PowerASE Technology Inc., a company incorporated under the laws of the R.O.C., which was merged into ASE Inc. in 2012;

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

•	“P.R.C.” are to the People’s Republic of China;

•	“P.R.C. Regulations” are to the Regulations Governing Securities Investment and Futures Trading in Taiwan by Mainland Area Investors;

•	“QDII” are to qualified domestic institutional investors;

•	“Republic of China,” “the R.O.C.” and “Taiwan” are to the Republic of China, including Taiwan and certain other possessions;

•	“R.O.C. Trading Day” are to a day when TWSE is open for business;

•	“SEC” are to the Securities and Exchange Commission of the United States;

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

•

“Taiwan-IFRS” are to the Regulations Governing the Preparation of Financial Reports by Securities Issuers, the IFRS Accounting Standards as well as related guidance translated by Accounting Research and Development Foundation and endorsed by the FSC;

•	“TWSE” are to Taiwan Stock Exchange;

•	“Universal Scientific Industrial” or “USI” are to Universal Scientific Industrial Co., Ltd., a company incorporated under the laws of the R.O.C.;

•	“USIFR” are to Universal Scientific Industrial (France), a simplified limited liability company (societe par actions simplifiee) organized under the laws of France;

•	“USI Shanghai” are to Universal Scientific Industrial (Shanghai) Co., Ltd., a company incorporated under the laws of the P.R.C.;

•	“U.S.” refers to the United States of America;

•	“USI Group” are to USI Inc. and its subsidiaries;

•	“USI Inc.” are to USI Inc., a company incorporated under the laws of the R.O.C.;

•	“Wuxi Tongzhi” are to Wuxi Tongzhi Microelectronics Co., Ltd., a company incorporated under the laws of the P.R.C.

We publish our financial statements in New Taiwan dollars, the lawful currency of the R.O.C. In this annual report, references to “United States dollars,” “U.S. dollars” and “US$” are to the currency of the U.S.; references to “New Taiwan dollars,” “NT dollars” and “NT$” are to the currency of the R.O.C.; references to “RMB” are to the currency of the P.R.C.; references to “JP¥” are to the currency of Japan; references to “MYR” are to the currency of Malaysia; references to “SGD” are to the currency of the Republic of Singapore; references to “KRW” are to the currency of the Republic of Korea; references to “EUR” are to the currency of the EU; references to “PLN” are to the currency of the Poland; and references to “VND” are to the currency of Vietnam. Unless otherwise noted, all translations from NT dollars to U.S. dollars were made at the exchange rate as set forth in the H.10 weekly statistical release of the Federal Reserve System of the United States (the “Federal Reserve Board”) as of December 29, 2023, which was NT$30.62=US$1.00, and all translations from RMB to U.S. dollars were made at the exchange rate as set forth in the H.10 weekly statistical release of the Federal Reserve Board as of December 29, 2023, which was RMB7.0999=US$1.00. All amounts translated into U.S. dollars in this annual report are provided solely for your convenience and no representation is made that the NT dollar, RMB or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or NT dollars/RMB, as the case may be, at any particular rate or at all. On March 15, 2024, the exchange rate between NT dollars and U.S. dollars as set forth in the H.10 weekly statistical release by the Federal Reserve Board was NT$31.66=US$1.00. On March 15, 2024, the exchange rate between RMB and U.S. dollars as set forth in the H.10 weekly statistical release by the Federal Reserve Board was RMB7.1953=US$1.00.

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

•	A reversal or slowdown in the outsourcing trend for semiconductor packaging and testing services and EMS could adversely affect our growth prospects and profitability.

•	If we are unable to compete favorably in the highly competitive markets of semiconductor packaging and testing and EMS, our revenues and net income may decrease.

•	Our profitability depends on our ability to respond to rapid technological changes in the semiconductor industry.

•	Our operating results are subject to significant fluctuations, which could adversely affect the market value of our Common Shares and ADSs.

•	Due to our high percentage of fixed costs, we may be unable to maintain our gross margin at past levels if we are unable to achieve relatively high capacity utilization rates.

•	We may not be successful in pursuing mergers and acquisitions. Any mergers or acquisitions we make may lead to a diversion of management resources.

•

The loss of a large customer or disruption of our strategic alliance or other commercial arrangements with semiconductor foundries and providers of other complementary semiconductor manufacturing services may result in a decline in our revenues and profitability.

•	We rely on a limited number of key customers in certain products for our revenues, and our results of operations may be adversely affected by a reduction of our key customers’ business.

•	Our revenues and profitability may decline if we are unable to obtain adequate supplies of raw materials and energy in a timely manner and at a reasonable price.

•	If we are unable to manage our expansion or investments effectively, our growth prospects may be limited, and our future profitability and core business operations may be adversely affected.

•	If we are unable to obtain sufficient funding in a timely manner or on acceptable terms, our results of operations and financial conditions may be materially and adversely affected.

•	Any global political, economic, or financial crisis, as well as trade barriers, could adversely affect our business, financial condition, and results of operations.

•	Inflation and fluctuations in interest rates could adversely affect our business, financial condition, results of operations, and cash flows.

•	Fluctuations in exchange rates could adversely affect our business, results of operations, or financial condition.

•	Any impairment charges may have a material adverse effect on our income.

•	Cyber-attacks could harm our business, financial condition, and results of operations.

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

Market conditions in the semiconductor and electronics industries depend to a large degree on conditions in the markets for the end-use applications of various products, such as communications, computing, and consumer electronics products. Any deterioration of conditions in the markets for the end-use applications would reduce demand for our services and would likely have a material adverse effect on our financial condition and results of operations. In 2023, approximately 50.8%, 18.1% and 31.1% of our operating revenues from packaging and testing of semiconductors were attributed to communications, computing and consumer electronics/industrial/automotive/other applications, respectively. In the same year, approximately 35.9%, 8.9%, 31.6%, 13.3% and 10.3% of our operating revenues from EMS were attributed to communications, computing, consumer electronics applications, industrial, and automotive applications and others, respectively. Across end-use applications, our customers face intense competition and significant shifts in demand, which could put pricing pressure on our services and may adversely affect our revenues and net income.

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

Global economic growth in recent years has been slow and faces more uncertainty. Our revenue and net income are impacted to a significant extent by economic and financial conditions in Asia and globally, as well as economic and financial conditions specific to our business. The global economy, markets and levels of spending by businesses and consumers are influenced by many factors beyond our control, including pandemics and other natural disasters.

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

As of the date of this annual report, our business, results of operations, and financial condition have not been materially affected by the global trade tensions, military conflicts, or pandemics. Nevertheless, any economic downturn or crisis may cause our customers to cancel or reduce planned expenditures for our products and services. Any uncertainty or significant volatility in global economic conditions, including inflation, interest rates, the continuing global supply chain issue, and economic sanctions and restrictive measures in response to the Russia-Ukraine conflict, may negatively affect our business, results of operations, and financial condition.

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

Our operating results have varied significantly from period to period and may continue to vary in the future. Downward fluctuations in our operating results may result in decreases in the market price of our Common Shares and the ADSs. Among the more important factors affecting our quarterly and annual operating results are the following:

•	changes in general economic and business conditions, particularly the cyclical nature of the semiconductor and electronics industries and the markets served by our customers;

•	our ability to quickly adjust to unanticipated declines or shortfalls in demand and market prices;

•	changes in prices for our products or services;

•	volume of orders relative to our packaging, testing and manufacturing capacity;

•	changes in costs and availability of raw materials, equipment and labor;

•	our ability to obtain or develop substitute raw materials with lower cost;

•	our ability to successfully develop or market new products or services;

•	our ability to successfully manage product mix in response to changes in market demand and differences in margin associated with different products;

•	timing of capital expenditures in anticipation of future orders;

•	our ability to acquire, or design and produce, cost-competitive interconnect materials, and provide integrated solutions for EMS;

•	fluctuations in the exchange rate;

•	fluctuations in interest rates; and

•	typhoons, earthquakes, droughts, epidemics, tsunamis and other natural disasters, as well as industrial and other incidents such as fires and power outages.

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

Our operations, in particular our testing operations and leading-edge advanced packaging (3D packaging, Fan-out Chip-on-Substrate and 2.5D packaging), are characterized by relatively high fixed costs. We expect to continue to incur substantial depreciation and other expenses in connection with our acquisitions of equipment and facilities. Our profitability depends not only on the pricing levels for our services or products, but also on utilization rates for our machinery and equipment, commonly referred to as “capacity utilization rates.” Increases or decreases in our capacity utilization rates can significantly affect gross margins since the unit cost generally decreases as fixed costs are allocated over a larger number of units. In periods of low demand, we experience relatively low capacity utilization rates in our operations, which lead to reduced margins. We cannot ensure that we will be able to maintain or surpass our past gross margin levels if we cannot consistently achieve or maintain relatively high capacity utilization rates.

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

Although we have a large customer base, we have derived, and expect to continue to derive, a large portion of our revenues from a small group of customers during any particular period due in part to the concentration of market share in the semiconductor and electronics industries. Our five largest customers together accounted for approximately 49.6%, 50.2%, and 48.0% of our operating revenues in 2021, 2022, and 2023, respectively. One customer accounted for more than 10.0% of our operating revenues in 2021, 2022, and 2023. The demand for our services from a customer is directly dependent upon that customer’s level of business activity, which could vary significantly from year to year. Our key customers typically operate in the cyclical semiconductor and electronic business and order levels have significantly varied from period to period in the past and may vary in the future. Some of these companies are relatively small, have limited operating histories and financial resources, and are highly exposed to the cyclicality of the industry. We cannot ensure that these customers or any other customers will continue to place orders with us in the future at the same levels as in past periods. The loss of one or more of our significant customers, or reduced orders by any one of them, and our inability to replace these customers or make up for such orders, could adversely affect our revenues and profitability. In addition, we have in the past reduced, and may in the future be requested to reduce, our prices to limit the level of order cancellations. Any price reduction would likely reduce our margins and profitability.

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

Our revenues and profitability may decline if we are unable to obtain adequate supplies of raw materials and energy in a timely manner and at a reasonable price.

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

Raw materials such as IC substrates are prone to supply shortages since such materials are produced by a limited number of suppliers, such as Kinsus Interconnect Technology Corporation, Nan Ya Printed Circuit Board Corporation, LG Innotek Co., Ltd., Toppan Photomask Co., Ltd., and Unimicron Technology Corporation. The growing demand for high-performance computing driven by artificial intelligence (or “AI”), and the supporting infrastructure such as servers, data centers, and networking equipment has resulted in increased demand for semiconductor chips. However, this demand has also led to greater complexity in chip and substrate design. Specifically, the Ajinomoto Build-up Film (ABF) substrate, a crucial component for manufacturing high-performance chips, may face a higher risk of supply shortages or extended lead times due to potential strong demand for AI, elevated manufacturing difficulty, and heavy capital requirements for capacity expansion.

Operations conducted through our wholly owned subsidiaries, ASE Electronics and ASE Shanghai, have improved our ability to obtain IC substrates on a timely basis and at a reasonable cost. In 2023, our interconnect materials operations supplied approximately 6.6% of our consolidated substrate requirements by value. We do not expect that these internal interconnect materials operations will be able to meet all our interconnect materials requirements for the foreseeable future. Consequently, we will remain dependent on market supply and demand for our substrates.

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

Moreover, energy prices fluctuate based on events outside of our control. Rising global energy prices in recent years pose a significant challenge to our operations. As AI becomes more prevalent and developed, we expect the demand for and consumption of electricity to further increase. Any energy price increases may raise our costs and lower our margins. Although we may be able to pass through the impact of some energy price charges to some of our customers, we may not be able to pass all of these cost increases on to our customers. As a result, our results of operations and financial performance may be adversely impacted by such cost increases.

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

Our businesses regularly require significant capital investments in order to support the expansion of our facilities both domestically and globally. If we are required to rapidly increase our current geographical footprint to fulfill our customers’ needs, our capital requirements may increase suddenly and significantly. In addition to capacity expansion, we will also need increasing levels of resources to fund our research and development activities in order to remain competitive, and to support operations outside of its existing footprint. We believe that our existing cash and cash equivalents, marketable securities, expected cash flow from operations, and existing credit lines under our loan facilities will be sufficient to meet our capital expenditures, working capital, and cash obligations under our existing debt and lease arrangements, and other requirements for at least the next 12 months.

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

Our principal executive office and production facilities are in the R.O.C, and the majority of our net revenues are derived from our operations in the R.O.C. and the P.R.C. In addition, we have operations worldwide and a significant percentage of our revenue comes from sales to overseas locations. Changes in policies and laws, including environmental regulations, as well as general political and economic conditions, security risks, health conditions, and possible disruptions in transportation networks in the various countries in which we operate, could adversely affect our business, and negatively impact our results of operations as well as the market price and liquidity of our Common Shares and ADSs.

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

Political changes in the U.S. have created uncertainty regarding future U.S. trade policies. Recently, the U.S. government has called for changes to its domestic and foreign policy, including policies toward the P.R.C. and Russia. Specifically, U.S.-P.R.C. trade relations remain uncertain as the U.S. continues to add more P.R.C. companies to the entity list and implements more regulations aimed at advanced computing, semiconductor manufacturing, and AI. Further, the U.S. and other countries have imposed sanctions and revised export control and other regulations against Russia in response to the military aggression against Ukraine. If the U.S. expands licensing requirements and regulatory controls in the future, or if tariffs on foreign-sourced goods imported into the U.S. continue to rise, our U.S. customers may seek new suppliers in the U.S. or other countries, which could adversely affect our business, financial condition and results of operations. Also, in response to U.S. trade restrictions, the P.R.C. government has intensified its use of cash incentives and policy support for domestic semiconductor companies, as part of the drive to achieve greater self-sufficiency in semiconductor production amid heightened rivalry with the U.S., reducing reliance on foreign suppliers and adds to the uncertainty of our business related to the P.R.C. supply chain.

Furthermore, increasing economic uncertainty and the related investment risk in the P.R.C. resulting from trade tensions have heightened customers’ concerns regarding production in the region. We build flexible and resilient supply chains to address shifts in market conditions and to satisfy customer needs, broadening our markets through expansion of overseas operations, joint ventures, acquisitions, and other strategic investments. While we strive to maintain a cost-competitive manufacturing and attract customers through supply chain diversification, fragmented operations may increase our vulnerability to market disruptions and adversely affect our results of operations.

We do business within the P.R.C. This may expose us to additional political, regulatory, economic, and foreign investment risks.

We have packaging, testing, EMS, and real estate subsidiaries in the P.R.C. that require approval and compliance with regulatory requirements. However, P.R.C. laws and regulations are often subject to varying interpretations, means of enforcement, and additional approvals from the relevant governmental authorities, which may be delayed or denied. The P.R.C. government holds significant discretion in matters relating to foreign investment, which may adversely affect our operations.

In addition, our controlling interest in USI Shanghai, an entity currently listed on the Shanghai Stock Exchange under the symbol “601231,” makes us vulnerable to extreme price and volume fluctuations in the P.R.C. stock market that may indirectly affect the market price of our Common Shares and ADSs.

Furthermore, we have made several investments in the real estate development businesses in the P.R.C. The P.R.C. property market is volatile and may experience undersupply or oversupply, as well as property price fluctuations. Central and local governments frequently adjust monetary and other fiscal policies to prevent or curtail the overheating of the economy. Such policies may lead to changes in market conditions, including price instability, and imbalance of supply and demand in respect to office, residential, retail, entertainment, cultural, and intellectual properties. Our exposure to risks related to real estate development may also increase over time as a result of our expansion into such a business. We may continue to make investments in this area in the future and our diversification in this industry may put pressure on our managerial, financial, operational, and other resources. There can be no assurance that our investments in such a business will yield the anticipated returns and that our expansion into such a business, including the resulting diversion of management’s attention, will not adversely affect our core business operations.

The escalation of tensions between South Korea and North Korea could have an adverse effect on our operations in South Korea and the market value of our shares.

The political relationship between South Korea and North Korea has been tense throughout Korea’s modern history. The level of tension between the two countries has heightened and may increase abruptly as a result of current or future events. In recent years, there have been increasing security concerns stemming from North Korea’s nuclear weapons and long-range missile testing, and uncertainty regarding North Korea’s actions and potential responses from the international community. Although we do not derive any revenue from, nor sell any products in, North Korea, any further rising tension on the Korean Peninsula could affect our results of operations. For example, if North Korea experiences a leadership crisis, high-level contacts between South Korea and North Korea break down or military conflicts occur, could have a material adverse effect on our South Korea subsidiary, our business, financial condition, results of operations, and the market value of our common stock.

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

On October 26, 2018, the R.O.C. Securities and Futures Investors Protection Center (the “SFIPC”) filed a civil lawsuit against Dr. Tien Wu and ASEH, requesting the court to remove Dr. Tien Wu from ASEH’s board of directors based on Article 10-1 of the R.O.C. Securities Investor and Futures Trader Protection Act (the “Director Removal Case”). On August 25, 2020, the Taiwan Ciaotou District Court ruled in favor of Dr. Tien Wu. SFIPC filed an appeal against the August 25, 2020 judgment and the appeal was rejected by the Taiwan High Court Kaohsiung Branch Court on September 29, 2021 (the “September 29 judgment”). On October 20, 2021, SFIPC filed another appeal against the September 29 judgment. The Supreme Court of the R.O.C. reversed the September 29 judgment and remanded this case to the Taiwan High Court Kaohsiung Branch Court on May 25, 2022. This matter is now being tried by the Taiwan High Court Kaohsiung Branch Court. In addition to the Director Removal Case, on July 8, 2021, SFIPC filed an additional class action to request Dr. Tien Wu and other three defendants of the aforementioned criminal proceeding of insider trading to be jointly liable for the damages caused by the alleged insider trading activities. The Intellectual Property and Commercial Court of the R.O.C. ruled in favor of SFIPC and portion of the damages was awarded on August 18, 2022, and all defendants of this class action filed appeals against the August 18 judgment. The Supreme Court of the R.O.C. reversed the August 18 judgment and remanded the case to the Intellectual Property and Commercial Court on March 14, 2024, where it is now being tried. The proceedings in connection with this incident, or potential regulatory scrutiny, might attract further media attention. Any negative publicity in connection with the legal proceedings may adversely affect our brand and reputation, which might result in a material adverse impact on our business operations and prospects.

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

Although we seek to obtain insurance for some of our primary operational risks, the amount of our insurance coverage may not be adequate to cover all potential claims or liabilities, and we may be forced to bear substantial costs resulting from the risks and uncertainties of our business. Especially in light of our increased focus on our automotive semiconductor business, there is also no guarantee that we will be able to obtain insurance coverage when desired or that insurance will be available on commercially attractive terms. Any failure to obtain adequate insurance coverage on terms favorable to us, or at all, could have a material adverse effect on our business, financial condition, and results of operations.

Inflation and fluctuations in interest rates could adversely affect our business, financial condition, results of operations, and cash flows.

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

As a result of inflationary pressure and macroeconomic instability, various governments may adopt monetary policies that will lead to higher interest rates. Higher interest rates may adversely affect our financing costs, including the costs of our current debt and leasing payments. There is no assurance that we will be able to effectively mitigate the interest rate risk, even after utilizing certain financing instruments. Further, in higher interest rate environments, our customers may reduce their overall investment in product development by cutting their capital expenditures and R&D expenses. Such reductions in capital expenditures and R&D expenses by our customers may reduce the amount of business that we receive from them and adversely affect our results of operations.

Fluctuations in exchange rates could adversely affect our business, results of operations, or financial condition.

Within our global operations, significant transactions and balances are denominated in currencies other than the NT dollar. A significant portion of our revenues are denominated in U.S. dollars, with the remaining portion denominated in NT dollars and Japanese yen. Our operating costs and operating expenses are also incurred in several currencies, primarily NT dollars, U.S. dollars, RMB, Japanese yen, Korean won, EUR, as well as, to a lesser extent, Singapore dollars, Malaysian ringgit, and Polish zloty. In addition, a substantial portion of our capital expenditures, primarily for the purchase of equipment, has been, and is expected to continue to be, denominated in U.S. dollars, with the remainder in Japanese yen. As a result, fluctuations in exchange rates, primarily among the U.S. dollar and Japanese yen against the NT dollar, RMB and EUR, will affect our financial condition and results of operations. In addition, these fluctuations could result in exchange losses in NT dollar and other local currency terms, even if we have implemented hedging and mitigating techniques. We recorded net foreign exchange gains of NT$1,395.1 million in 2021, net foreign exchange losses of NT$2,459.5 million in 2022, and net foreign exchange gains of NT$998.1 million (US$32.6 million) in 2023, respectively. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk— Market Risk—Foreign Currency Exchange Rate Risk.”

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

We recognized impairment charges of nil in 2021, NT$61.2 million in 2022, and nil in 2023 in our investments under the equity method.

Any impairment charges may have a material adverse effect on our income.

Under IFRS Accounting Standards, we are required to evaluate our assets, such as property, plant and equipment, investment properties, intangible assets, including goodwill, and investments in financial instruments, for possible impairment at least annually or whenever there is an indication of impairment. If certain criteria are met, we are required to record an impairment charge.

With respect to assets, we recognized impairment charges of NT$126.8 million, NT$388.8 million, and NT$146.6 million (US$4.8 million) in 2021, 2022, and 2023, respectively, primarily as a result of impairment charges related to property, plant and equipment, and other intangible assets as well as investments under the equity method.

We are unable to estimate the extent and timing of any impairment charges for future years and we cannot give any assurance that impairment charges will not be required in periods subsequent to December 31, 2023. Any impairment charge could have a material adverse effect on our net income. The determination of an impairment charge at any given time is based significantly on our expected results of operations over several years in the future. As a result, an impairment charge is more likely to occur during a period in which our operating results and outlook are otherwise already depressed.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2023. Our evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023 excluded the internal control over financial reporting of HCC Group, because HCC Group was acquired on October 27, 2023, which was close to the year end. HCC Group is expected to conduct certain measures to transition and integrate into our framework of internal controls over financial reporting. Please refer to “Item 15. Controls and Procedures” for details on our internal control over financial reporting. Any failure to maintain effective internal control over financial reporting could harm our business, erode investor confidence in our financial statements, and negatively impact the trading price of our Common Shares and ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in order to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

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

In 2023, one of our subsidiaries failed to meet the financial covenants under its loan agreement on a semi-annual basis, but it obtained a waiver from the relevant bank excusing this breach. The breach was cured as of December 31, 2023. Except for the aforementioned matter, we and our subsidiaries were in compliance with all of the financial covenants of our existing loan agreements. We cannot provide any assurance that we will not breach any such financial covenants under our loan agreements in the future or that we will obtain a waiver from the relevant bank for any future breaches in a timely manner.

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

We have business operations in multiple countries and our worldwide operations are taxed under the laws of the jurisdictions in which we operate. However, the integrated nature of our worldwide operations can produce conflicting claims from revenue authorities in different countries as to the profits to be taxed in the individual countries, which could increase our effective tax rate and adversely affect our reputation and operations. Furthermore, our tax expense and effective tax rate could be adversely affected by several other factors, including changes in tax laws and their interpretation, ongoing international tax reform work led by the Organization for Economic Co-operation and Development, such as the Global Minimum Tax under the Base Erosion and Profit Shifting Action Plan, as well as the impact of acquisitions, disposals, and any restructuring of our businesses.

We may be subject to intellectual property rights disputes, which could adversely affect our business.

Our ability to compete successfully and achieve future growth depends in part on developing and safeguarding our proprietary technologies while securing commercially acceptable terms for non-owned technologies. Our failure to do so may seriously harm our competitive position.

Our ability to compete successfully also depends in part on operating without infringing others’ proprietary rights. In particular, the semiconductor and electronics industries are characterized by frequent litigation regarding patent and other intellectual property rights. We have received communication alleging infringement of others’ technologies and may receive more in the future. Infringement claims have resulted in, or could result in acquiring licenses, discontinuing certain technologies, paying damages or settlement payments, or unfeasibly seeking to develop alternative technologies, which could result in financial consequences.

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

Any environmental claims or failure to comply with any present or future environmental laws and regulations, as well as any fire or other industrial accident, may require us to spend additional funds and may materially and adversely affect our financial condition and results of operations.

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

In addition, increasing global efforts to combat climate change may lead to the enactment of stricter laws and regulations aimed at reducing carbon emissions. With an increasing number of governments likely to adopt carbon tax mechanisms, we may be forced to incur significant expenses to comply with applicable environmental and climate-related laws and regulations. These potential expenses include, but are not limited to, paying any incurred carbon taxes if our emission levels exceed applicable thresholds; obtaining renewable energy sources, renewable energy certificates or carbon credits; and substituting more environmentally-friendly raw materials to use in our operations, which may be more costly or less readily available than our existing raw materials.

Climate change, water shortages and other environmental concerns could negatively affect our business and financial planning.

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

Stable water supply of sufficient amounts of good-quality freshwater plays a critical role for us. Taiwan is also susceptible to typhoons and droughts, which may cause damage and business interruptions to facilities. Since our business operations depend on adequate supplies of water, an extended drought may affect our ability to obtain sufficient water and threaten our production capability. Although we have not yet been directly affected by droughts, we are dependent upon water for our packaging and substrate operations and a drought could interrupt such operations. To address related risks, we have established a wastewater reclamation recycling system and implemented three water use strategies, including reduce, reuse, and recycle, to prevent water shortages. These actions will enable us to respond effectively to climate change.

Considering the relatively high prices of renewable energy in Taiwan, transitioning towards net-zero emissions presents a significant challenge to us. However, in order to meet the demand for sustainable energy in our production processes and fulfill our commitments to our domestic and foreign customers, our major subsidiaries have established the Taiwan Renewable Energy Platform to negotiate renewable energy procurement. Through the platform, we plan to continue to purchase solar photovoltaic and onshore wind power, and negotiate with the government for purchases of Phase 3-1 and Phase 3-2 offshore wind power. We also purchase green power certificates from overseas facilities to increase our use of renewable energy. The implementation of these goals and initiatives may require considerable investments, and our goals, with all of their contingencies, dependencies, and in certain cases, reliance on third-party performance, are complex and may change. We cannot guarantee that our goals and initiatives will be fully realized in a timely manner or at all, and projects that are completed as planned may not achieve the results we anticipate. Any failure, or perceived failure, by us to adhere to our public statements, comply fully with developing interpretations of ESG laws and regulations, or meet evolving and varied stakeholder expectations and standards could harm our business, reputation, financial condition, and operating results.

Cyber-attacks could harm our business, financial condition, and results of operations.

As technology advances, cyberattacks become more frequent and sophisticated. Attackers are organized, well-funded, and are developing increasingly sophisticated systems to attack and evade detection. While we take strict measures to protect our trade secrets and customer data, a security breach or failure could expose us and our customers, dealers, and suppliers to risks such as unauthorized access to information technology systems, misuse and compromise of confidential information, and manipulation and destruction of data. Such incidents could potentially disrupt our business operations, harm our reputation, weaken our competitive position, and adversely affect our financial condition and results of operations. Additionally, security breaches could lead to litigation with third parties, regulatory actions, and higher costs of implementing additional data protection measures. Furthermore, geopolitical tensions or conflicts may increase the risk of cyberattacks. While we continuously review and strengthen our information security policies and procedures, we cannot guarantee that we will be immune to new and emerging risks and attacks in the constantly evolving landscape of cybersecurity threats. For further details, see “Item 4. Information on the Company—Business Overview—Information Security Management” and “Item 16K. Cybersecurity.”

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

Our business could be materially and adversely affected by the outbreak of a 1) widespread health epidemic, such as COVID-19, swine flu, avian influenza, severe acute respiratory syndrome, Ebola, or Zika; 2) natural disasters, such as earthquakes, fires, floods, and the effects of climate change, such as drought, floods and increased storm severity; or 3) other events, such as wars, acts of terrorism, environmental accidents, power shortages, or communication interruptions. Disruptive events may have a material adverse effect on our business, financial condition, and results of operations. For example, these events could cause a temporary closure of the facilities we use for our operations, significantly disrupt supply chains and logistics services, or severely impact consumer behaviors and the operations of merchants, business partners, and other participants in our ecosystem. Our operations could also be disrupted if any of our employees or employees of our business partners contract or are suspected of contracting an epidemic disease, since this could require us or our business partners to quarantine some or all these employees or disinfect the facilities used for operations. In addition, our revenue and profitability could be materially reduced to the extent that a natural disaster, health epidemic, or other outbreak harms the global economy in general.

Failure to grasp the future development of AI could adversely affect our business, financial condition, and results of operations.

As the markets for AI solutions continue to develop rapidly, demand for these products may be unpredictable and may vary significantly over time. These factors may adversely impact demand for our products that support AI solutions. We dedicate substantial efforts to research and development in order to meet customers’ evolving needs. As we believe silicon photonics technology and Co-Packaged Optics will emerge as pivotal technologies for the next generation of advanced packaging and will lead the change in the industrial landscape, we continue to invest resources in research and development of these two technologies. However, there is no assurance that these investments will be successful. Any failure to respond effectively to industry developments may significantly impair our business operations.

Risks Relating to Taiwan, R.O.C.

Strained relations between the R.O.C. and the P.R.C. and disruptions in Taiwan’s political environment caused by domestic political events could negatively affect our business and the market value of our Common Shares and ADSs.

Our principal executive offices and facilities are located in Taiwan and approximately 57.0%, 58.5%, and 55.4% of our operating revenues in 2021, 2022, and 2023, respectively, were derived from our operations in Taiwan. Accordingly, our business and financial condition may be affected by changes in local governmental policies and political and social instability.

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

To address customer concerns regarding potential operational impacts in Taiwan stemming from regional political risks, we conduct evaluations and planning for possible overseas plant expansions. These potential expansion locations may encompass Southeast Asia, Northeast Asia, Europe and the Americas in order to better accommodate our customers’ needs. However, there is no assurance that any of these expansions would be as effective as expected. Our growth prospects and profitability may be adversely affected if we could not effectively adjust our plant expansion in a timely manner, or at all. Despite our efforts to uphold cost-competitive manufacturing standards and enhance customer appeal through supply chain diversification, fragmented operations could heighten our susceptibility to market disruptions. Any failure to mitigate these disruptions could adversely affect our business, financial condition, and results of operations.

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

Additionally, Taiwan has experienced severe droughts in the past and future droughts could significantly impact our operations. Our manufacturing process is heavily reliant on freshwater. We primarily recycle using ultra-filtration systems, chemical mechanical polishing wastewater recycling, and reverse osmosis water recycling. We also collect rainwater for scrubbing and cooling towers. We regularly monitor our water storage and recycling equipment, and prepare truckloads of water to meet future water demand. We also refine our manufacturing capacity in response to water allocation to minimize the impact of water risks.

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

Pursuant to P.R.C. Regulations, only QDIIs or persons that have otherwise obtained the approval from the DIR and registered with the TWSE are permitted to withdraw and hold our shares from a depositary receipt facility. In order to hold our shares, such QDIIs are required to appoint an agent and custodian as required by the P.R.C. Regulations. If the aggregate amount of our shares held by any QDII or shares received by any QDII upon a single withdrawal or in the aggregate accounts for 10.0% of our total issued and outstanding shares, such QDII must obtain the prior approval from the DIR. We cannot ensure that such approval would be granted.

The market value of our ADSs may fluctuate due to the volatility of the R.O.C. securities market.

The trading price of our ADSs may be affected by the trading price of our Common Shares on the TWSE. The R.O.C. securities market is smaller and more volatile than the securities markets in the U.S. and in many European countries. The TWSE has experienced substantial fluctuations in the prices and volumes of sales of listed securities and there are currently limits on the range of daily price movements on the TWSE. During 2023, the TWSE Weighted Index peaked at 17,930.81 on December 29, 2023, and reached a low of 14,199.13 on January 4, 2023, and the trading price of our Common Shares ranged from NT$92.3 per Share to NT$136.5 per Share. On March 15, 2024, the TWSE Weighted Index closed at 19,682.50 and the closing value of our Common Shares was NT$153.0 per Share.

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

As of December 31, 2023, a total of approximately 217,205 thousand share options and restricted stocks assumed and issued by ASEH were outstanding. See “Item 6. Directors, Senior Management and Employees—Compensation—Share-Based Payment Arrangements.”

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

Changes in exchange controls, which restrict the conversion of proceeds received from ownership of ADSs, may have an adverse effect on the value of these investments.

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

Item 4. Information on the Company

HISTORY AND DEVELOPMENT OF THE COMPANY

ASE Technology Holding Co., Ltd. was jointly established on April 30, 2018, as a company limited by shares under the R.O.C. Company Law, by the combination of Advanced Semiconductor Engineering, Inc., which was incorporated on March 23, 1984, and Siliconware Precision Industries Co., Ltd., which was incorporated on May 17, 1984.

ASEH directly controls ASE Group, SPIL Group, USI Group, ASE Social Enterprise Co., Ltd., and ASE Global Integrated Solutions Co., Ltd. ASEH’s main manufacturing facilities are located in Taiwan, the P.R.C., South Korea, Japan, Singapore, Malaysia, Vietnam, Mexico, America, Poland, France, the United Kingdom, Germany, Tunisia, the Czech Republic, and Hungary. Our principal executive offices are located at 26, Chin 3rd Road, Nanzih District, Kaohsiung, Taiwan, R.O.C. and our telephone number at the above address is (886) 7-361-7131. Our Common Shares have been listed on the TWSE under the symbol “3711” and ADSs representing our Common Shares have been listed on the NYSE under the ticker symbol “ASX.”

We are subject to the informational requirements of the Exchange Act and are required to file reports and other information with the SEC. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. We also make available on our website’s investor relations page, free of charge, our annual report and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. The address for our investor relations page is https://ir.aseglobal.com/html/index.php. The information contained on our website is not incorporated by reference in this annual report.

SPIL Acquisition

In light of the increase in competition and the consolidation trends in the global semiconductor industry, ASE proposed a strategic plan to SPIL that involved consolidating the operations of the two companies. In 2015, ASE started purchasing SPIL shares through concurrent tender offers in the R.O.C. and the U.S. After a series of discussions and negotiations, in June 2016, ASE entered into the Joint Share Exchange Agreement with SPIL, pursuant to which ASEH was formed by means of a statutory share exchange pursuant to the laws of the Republic of China, and ASEH (i) acquired all issued shares of ASE in exchange for shares of ASEH, and (ii) acquired all issued shares of SPIL using cash consideration.

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

In 2018, our board of directors and the board of director of USI Global, a spin-off from ASE’s investment department, resolved to merge USI Global and ASE Technology Holding Co., Ltd. The merger consummated in 2019 and ASE Technology Holding Co., Ltd. became the surviving entity after the merger and USI Global was thereby dissolved. Our financial position or financial performance was not materially affected by USI Global’s spin-off from ASE Inc. or USI Global’s merger with ASE Technology Holding Co., Ltd.

In 2019, USIFR, FAFG and the shareholders of FAFG entered into a share purchase agreement (the “FAFG Share Purchase Agreement”), and USI Shanghai and ASDI, one of the shareholders of FAFG and privately held company owned by FAFG’s founder, entered into a framework agreement for purchasing assets through issuing shares, pursuant to which USIFR and USI Shanghai would ultimately acquire 100.0% of the share capital of FAFG by way of a share purchase (the “FAFG Transaction”). The FAFG Transaction proposed a two-step transaction. In the first step, USIFR would directly purchase 89.6% of FAFG’s share capital in exchange for a cash payment. In the second step, USI Shanghai would acquire the remaining 10.4% of FAFG’s share capital from ASDI in exchange for newly issued shares of USI Shanghai. At the conclusion of both steps, USI Shanghai would directly or indirectly own 100% of the share capital of FAFG. In December 2020, the transaction was completed and as a result, USI acquired 100% of FAFG’s total issued shares.

In March 2023, the board of directors of USI Shanghai resolved to establish a special purpose vehicle (“SPV”) with a registered capital of US$53.0 million, jointly owned by its wholly-owned subsidiary, Universal Global Technology Co., Limited, (“UGT”), and an unrelated party, Ample Trading, Co., Ltd. (“Ample Trading”), through a joint venture agreement. UGT obtained 75.1% ownership of the SPV and Ample Trading obtained the remaining 24.9% ownership of the SPV. The SPV then acquired the automotive wireless business (“Target Business”), carved out from an unrelated party, TE Connectivity Ltd. The Target Business was renamed as HCC Group upon completion of the acquisition. The consideration for the acquisition is to be adjusted for the net debt and net working capital of the Target Business at the settlement date and paid in cash. As of December 31, 2023, the SPV has paid US$41.4 million in consideration, while the portion of the consideration remaining to be paid has been accounted for in other payables.

China Site Dispositions

In 2021, ASEH and Beijing Wise Road Asset Management Co., Ltd. (the “Wise Road Capital”) entered into a Sale and Purchase Agreement by which ASEH to sell shares and equity interests in GAPT Holding Limited (GAPT Holding Limited directly or indirectly holds 100.0% equity interests in Global Advanced Packaging Test (HongKong) Limited, ASEWH, ASEN and Advanced Shanghai) and ASEKS to Wise Road Capital or its designated affiliate in exchange for a cash consideration in an aggregate amount of NT$36,939.1 million. The due date of outstanding receivables of the cash consideration (the “Receivables”), originally scheduled to be the business day following the expiration of 6 months from the settlement date, was initially postponed to the business day following the expiration of 15 months from the settlement date, which was March 17, 2023, by the resolution of the board of directors and the agreement with the counterparty. In March 2023, the board of directors of Global Advanced Packaging Technology Limited resolved to acquire around 19.0% shareholding of Hong Kong United Ascend Holdings Limited. The due date of the Receivables was further postponed by six months in January 2024 by resolution of the board of directors in order to cooperate with the schedule of reviewing authorities. The payment of all consideration will be made with the remaining proceed (US$380.0 million) from the disposal of subsidiaries. The investment is subject to the approval by relevant competent authorities.

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

The semiconductor industry is characterized by strong long-term growth, with periodic and sometimes severe cyclical downturns. The Semiconductor Industry Association reported that worldwide sales of semiconductors increased from approximately US$51.0 billion in 1990 to approximately US$526.8 billion in 2023. We believe that overall growth and cyclical fluctuations will continue over the long term in the semiconductor industry.

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

Outsourcing Trends in Semiconductor Manufacturing

Historically, semiconductor companies designed, manufactured, packaged, and tested semiconductors primarily within their own facilities. However, there is a noticeable industry trend to outsource the manufacturing process. Virtually every significant stage of manufacturing can now be outsourced, with wafer foundry services, semiconductor packaging and testing services, and EMS comprising the largest segments of the independent semiconductor manufacturing services market.

The availability of technologically advanced independent manufacturing services has also enabled the growth of “fabless” semiconductor companies, focusing on design and marketing while outsourcing wafer fabrication, packaging, and testing to independent companies. We believe that the growth in the number and scale of fabless semiconductor companies that rely solely on independent manufacturers will continue to drive our growth. Similarly, the availability of technologically advanced independent manufacturing services has encouraged integrated device manufacturers, traditionally reliant on in-house manufacturing, to increasingly outsource their manufacturing requirements to independent semiconductor manufacturing companies.

We anticipate a rise in semiconductor manufacturing outsourcing in the future due to several factors, including technological expertise, significant capital expenditure, focus on core competencies, and time-to-market pressure.

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

Examples of mergers and acquisitions by and among semiconductor design companies, integrated device and chips manufacturers, and software business providers include Intel Corporation’s acquisition of Altera Corporation, ON Semiconductor Corporation’s acquisition of Fairchild Semiconductor International, NXP Semiconductors’s acquisition of Freescale Semiconductor, Avago Technologies’s acquisition of Broadcom Corporation, several acquisitions of semiconductor design companies by MediaTek, Bain Capital’s acquisition of Toshiba Corporation’s memory chip business, Microchip Technology’s acquisition of Atmel Corporation and Microsemi Corporation, Qualcomm Incorporated’s attempted acquisition of NXP Semiconductors, Infineon’s acquisition of Cypress, NXP Semiconductors’s acquisition of Marvell’s Wi-Fi Connectivity Business, ON Semiconductor Corporation’s acquisition of Quantenna, NVIDIA’s acquisition of ARM Limited from SoftBank Group, Analog Devices’s acquisition of Maxim Integrated Products, AMD’s acquisition of Xilinx, Beijing Zhiguangxin Holding’s acquisition of Tsinghua Unigroup, AMD’s acquisition of Pensando, and Broadcom’s acquisition of VMware.

Examples of mergers and acquisitions by and among semiconductor packaging and testing companies include Jiangsu Changjiang Electronics Technology’s acquisition of STATS ChipPAC, Nantong Fujitsu Microelectronics’s acquisition of the packaging and testing factory of AMD, Amkor’s acquisition of J-Devices, and Tianshui Huatian Technology’s acquisition of Unisem.

Throughout our history, we have similarly undertaken several mergers and acquisitions, including the acquisitions of SPIL Group, Motorola’s semiconductor assembly and test sites, ISE Labs, EEMS Test Singapore, and the acquisition of Infineon’s subsidiaries in February 2024.

As a result of the aforementioned mergers and acquisitions, we and our competitors were able to further strengthen our competitive position by expanding product offerings and combining financial resources. We expect this consolidation trend to continue.

Overview of Semiconductor Manufacturing Process

The manufacturing of semiconductors is a complex process that requires increasingly sophisticated engineering and manufacturing expertise. The manufacturing process can be generally divided into the following stages:

We are involved in all stages of the semiconductor manufacturing process except circuit design and wafer fabrication.

Process	Description
1.Circuit Design	The design of a semiconductor is developed by laying out circuit components and interconnections.

2.Engineering Test	Throughout and following the design process, prototype semiconductors undergo engineering testing, which involves software development, electrical design validation, and reliability and failure analysis.

3.Wafer Fabrication	Process begins with the generation of a photomask through the definition of the circuit design pattern on a photographic negative, known as a mask, by an electron beam or laser beam writer. These circuit patterns are transferred to the wafers using various advanced processes.

4.Wafer Probe	Each individual die is electrically tested, or probed, for defects. Dies that fail this test are marked to be discarded.

5.Packaging (or Assembly)	Packaging, also called assembly, is the processing of bare semiconductors into finished semiconductors and serves to protect the die and facilitate electrical connections and heat dissipation.

6.Final Test	Final testing is conducted to ensure that the packaged semiconductor meets performance specifications. Final testing involves using sophisticated testing equipment, known as testers, and customized software to electrically test several attributes of packaged semiconductors, including functionality, speed, predicted endurance, and power consumption. The final testing of semiconductors is categorized by the functions of the semiconductors tested into logic/mixed-signal/RF/3D IC/discrete final testing and memory final testing. Memory final testing typically requires simpler test software but longer testing time per device tested.

7.Module, Board Assembly, and Test	Module, board assembly, and test refers to the combination of one or more packaged semiconductors with other components in an integrated module or board to enable increased functionality.

8.Material	Material refers to the interconnection of materials which connect the input/output on the semiconductor dies to the printed circuit board, such as substrate, leadframe, and flip chip.

Strategy

Our objective is to provide integrated solutions that set industry standards, including packaging, testing services, interconnect materials design and production capabilities, and to lead and facilitate the industry trend toward outsourcing semiconductor manufacturing requirements. The principal elements of our strategy are to:

Grow Our Packaging and Testing Services and Expand Our Range of Offerings

We believe that an important factor in attracting leading semiconductor companies to be our customers is our ability to fulfill the demand for a broad range of packaging and testing solutions on a large scale. We intend to continue to develop process and product technologies to meet the packaging and testing requirements of clients. Our expertise in packaging technology has enabled us to develop sophisticated solutions such as flip chip packaging, bump chip carrier packaging, stacked die packaging, leading-edge advanced packaging and fine-pitch wire bonding. We are continuously investing in research and development in response to and in anticipation of migrations in technology and intend to continue to acquire access to new technologies through strategic alliances and licensing arrangements.

We have been expanding our semiconductor testing business in response to growing demand for comprehensive testing solutions in the semiconductor industry. By offering testing turnkey solutions, we enable semiconductor companies to shorten product cycle times and improve product quality. We remain committed to expanding our testing business to meet the evolving needs of customers worldwide.

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

Strategically Expand and Streamline Production Capacity

To capitalize on growing industry demand, we intend to strategically expand our production capacity, both through internal growth and selective acquisitions and joint ventures, with a focus on providing cost-competitive and innovative services.

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

We evaluate acquisition and joint venture opportunities on the basis of access to new markets and technology, the enhancement of our production capacity, improvement of research and development capabilities, economies of scale and management resources, and closer proximity to existing and potential customers. In October 2023, we acquired HCC to expand our automotive wireless business. In February 2024, the board of directors of ASE resolved to acquire two subsidiaries of Infineon Group, which are located in the Philippines and Korea. These two Infineon subsidiaries will be acquired by ASE and ASE Korea, respectively.

Continue to Leverage Our Presence in Key Centers of Semiconductor and Electronics Manufacturing

We intend to continue leveraging our presence in key centers of semiconductor and electronics manufacturing to further grow our business. We have significant packaging, testing, and EMS operations in Taiwan, currently one of the leading centers for outsourced semiconductor and electronics manufacturing in the world. This presence enables our engineers to work closely with our customers as well as wafer foundries and other providers of complementary semiconductors and EMS early in the design process, enhances our responsiveness to the requirements of our customers, and shortens production cycles. In addition, as a turnkey service provider, we are able to offer our products to our customers and complementary service providers within relatively close geographic proximity. Besides our current operations in Taiwan, we intend to expand our operations in our other subsidiaries outside of Taiwan.

In addition to Taiwan, we have major operations in the following locations:

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

•

Europe — an original equipment manufacturing solutions center for the electronics industry that continues to grow, driven by the increasing demand for cost-competitive and flexible manufacturing solutions in various industries.

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

Principal Products and Services

We offer a broad range of semiconductor packaging and testing services. In addition, we provide EMS through USI Group. Our package types generally employ either leadframes or substrates as interconnect materials. The semiconductors we package are used in a wide range of end-use applications, including communications, computing, consumer electronics, industrial, automotive, and other applications. Our testing services include front-end engineering testing, which is performed during and following the initial circuit design stage of the semiconductor manufacturing process, wafer probe, final testing, and other related semiconductor testing services. We focus on packaging and testing semiconductors. We offer our customers turnkey services, which consist of packaging, testing, and direct shipment of semiconductors to end users designated by our customers. Our EMS are used in a wide range of end-use applications, including, but not limited to, computing, peripherals, communications, industrial applications, automotive electronics, and server applications. In 2023, our revenues generated from packaging, testing, and EMS accounted for 44.1%, 8.6% and 46.1% of our operating revenues, respectively.

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

To address the new demands of 5G wireless technology, we survey new materials and structures based on developed package structures and focus our efforts on developing more integration solutions, such as Application Processor (AP) module and radio frequency (RF) front end (RFFE) with customized SiP services.

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

We provide numerous technologies to meet various customer demands. The following table sets forth our principal advanced packages.

Package Types	Number of Leads	Description	End-Use Applications
Wafer-Level Chip Scale Package (aCSP)	4-792	A wafer-level chip scale package that can be directly attached to the circuit board. Provides shortest electrical path from the die pad to the circuit board, thereby enhancing electrical performance.	Cellular phones, personal digital assistants, watches, MP3 players, digital cameras, and camcorders.

Flip Chip Scale Package (FC-CSP, a-fcCSP)	16-1287	A lightweight package with a small, thin profile provides better protection for chips and better solder joint reliability than other comparable package types.	RFICs and memory ICs such as digital cameras, DVDs, devices that utilize wireless technology, cellular phones, GPS devices, and personal computer peripherals.

Flip Chip PiP (Package in Package) (FC-CSP PiP)	500-980	System-in-Package for Flip Chip + Memory known good package inside with better electrical performance package types.	Application processor for smartphone and data modem on portable devices.

Flip Chip PoP (Package on Package) (FC-CSP PoP)	500-1300	SoC (System-on-Chip) die for Assembly to Bottom package and then applied for memory package on top inside with better electrical performance package types.	High-tier application processor for smartphones and data modem on portable devices.

Flip Chip BGA/ HF FCBGA(High Performance / Heat Spreader / FCBGA)	16-5475	Using advanced interconnect technology, the flip chip BGA packages allow higher density of input/output connection over the entire surface of the dies. HF FCBGA is designed for the semiconductor high-performance requirement of high density of interconnects.	High-performance networking, graphics, server, and data center processor applications.

Hybrid (Flip Chip and Wire Bonding)	49-608	A package technology that stacks a die on top of a probed good die to integrate ASIC and memory (flash, SRAM, and DDR) into one package and interconnects them with wire bonding and molding. This technology suffers from known good die issues (i.e., one bad die will ruin the entire module). Rework is also not an option in hybrid packages.	Digital cameras, smartphones, bluetooth applications, and personal digital assistants.

aS3	up to 300	Ultra-thin profile package which is an excellent middle pin-count alternative solution; standard BT material and manufacturing equipment; and lower cost via on pad.	High I/O and short wire length package solution in high-performance requirement.

Integrated Passive Device (IPD)	~ 20	IPD can provide a high-performance/high Q-factor inductor and single/double layers for lower cost and turnkey solutions and integrate passives into one IPD chip. IPD requires less involvement in the Surface Mount Technology (the “SMT”) process and is considered to be more compatible with current assembly process and suitable for all package solutions.	Cellular phones, Wi-Fi module, TV, and personal digital assistants.

HBPoP (High-Bandwidth Package On Package)	~ 1300	High-Bandwidth POP can provide a data rate and good signal integrity for Cellular AP, an integration solution for ASIC and memory, decoupling functions for multiple memory mount applications.	Cellular phones and application processors.

FOWLP (Fan-Out Wafer-Level Package)	~ 1500+	FOWLP provides an extended solution/package type to integrate most different functional chips or packages and to have good reduction in resistance and inductance over FCCSP, better thermal performance and smaller form factors of packages, and can be applied for different stack or SiP solutions.	Cellular phones, logic devices, power management, RF, Codec, IoT, wearables, and networking.

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

ASEH is a market leader in SiP technologies from design to assembly and high-volume manufacturing. SiP involves the integration of multiple components from IC chips and components including ASICs, Memory, Analog & mixed signals devices, passives, MEMs, sensors, antennas, and other devices into one single package. SiP and Modules products are gaining significant traction within the industry, given growing demand for miniaturized electronic devices that deliver more functions and higher performance, lower power, greater speed, and increased bandwidth. ASEH’s SiP portfolio includes flip chip and wirebond multichip packaging, embedding technologies such as SESUB, and wafer-level technologies including fan-out and IPD. IPD uses a wafer-level process to integrate passive components on an individual substrate. Recent IPD innovation involves the extension of the RDL (Redistribution) process to build a high-quality factor (Q) inductor and RF circuits on top of silicon wafers. It can be used in the following three approaches to enhance product performance: 1) replace discrete components such as Balun and Filter, 2) integrate other passive components and act as interposer, and 3) replace PWB and act as a substrate of the module. In addition, we leverage some of our SMT-based technologies, such as compartment shielding, double-sided module, and antenna integration.

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

•	Leading-Edge Advanced Packages.

As AI and high-performance computing continue to make inroads on a global basis, we believe there is an increased demand for semiconductor devices that deliver enhanced performance, lower latency, increased bandwidth, and greater power efficiency. ASEH strives to meet the increasing package complexity needs related to increasing I/O density, expanding power delivery requirements and providing more robust inter-die connectivity from AI & HPC products. We have established ourselves as a leader through the successful introduction of VIPack™ solutions, which have played a pivotal role in bringing advanced ASIC and HBM products to the marketplace.

VIPack™ represents ASEH’s next generation 3D heterogeneous integration architecture, designed to enable vertically integrated package solutions. Leveraging advanced redistribution layer (RDL) processes, embedded integration, and 2.5D and 3D technologies, the platform facilitates unprecedented innovation in integrating multiple chips within a single package. Notable technologies include ASEH’s high-density RDL-based Fanout Package-on-Package (FOPoP), Fanout Chip-on-Substrate (FOCoS), Fanout Chip-on-Substrate-Bridge (FOCoS-Bridge), and Fanout System-in-Package (FOSiP), as well as Through Silicon Via (TSV)-based 2.5D and 3D IC and Co-Packaged Optics processing capabilities. VIPack™ equips customers with the capabilities necessary to develop highly integrated silicon packaging solutions, optimizing clock speed, bandwidth, and power delivery, while reducing co-design time, product development cycles, and time to market.

The following table sets forth the six pillars of VIPack™.

Package Types	Number of Leads	Description	End-Use Applications
Fanout Package-on-Package (FOPoP)	1520	An RDL-based package that integrates a fan-out bottom package with a standard package mounted on the top side, utilizing fine-pitch plated Cu posts for through-mold vertical interconnections. The bottom package features two RDLs (top and bottom routing planes) connected by the Cu posts, formed through wafer-level fan-out technology, enabling thinner and finer electrical traces.	Application processors for smartphone and antenna-in-packages for mobile/automotive.

Fanout Chip-on-Substrate (FOCoS)	3000-7000	A fan-out package flip-chip mounted on a high pin count BGA substrate. It incorporates an RDL facilitating shorter die-to-die interconnections between multiple chips.	ASICs and HBM for HPC, networking, server and AI/ML applications.

Fanout Chip-on-Substrate-Bridge (FOCoS-Bridge)	3000-7000	FOCoS—Bridge further utilizes tiny silicon bridge with routing layers as in-package interconnect between chiplets. The silicon bridges are embedded in the fan-out RDL layer to achieve faster data transfer rates.	Multi-die and HBM integration for AI, data center, server and networking applications. Memory and passive integration for APU/CPU/GPUs and chiplets for applications across AI, data center, mobile, auto processors, communication infrastructure, and networking.

Fanout System-in-Package (FOSiP)	Customized	FOSiP can achieve higher performance and smaller form factor through fan-out RDL.	Smartphones, tablets, RF infrastructures, edge computing, and IoT devices.

2.5D and 3D IC	3000-7000	2.5D/3D include multiple IC within the same package. In a 2.5D structure, two or more active semiconductor chips are placed side-by-side on a silicon interposer to achieve extremely high die-to-die interconnect density. In a 3D structure, active chips are integrated through die stacking to achieve shortest interconnects and smallest package footprint.	High-end GPUs, high-end FPGA, network switch / routers for data center & 5G infrastructure, AI accelerators for AI training.

Co-Packaged Optics	3000-7000	CPO/silicon photonics serve as a conduit for light propagation and leverage the established CMOS ecosystem, encompassing front-end and back-end processes, to realize high-density photonic integrated circuits. This approach enables the implementation of intricate optical functionalities, such as filtering or modulation, on a compact chip at a low cost.	ASICs on network switch and stand-alone laser engine for high speed.

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

The demand for higher-performance semiconductors in smaller packages will continue to spur the development of IC substrates that can support the advancement in circuit design and fabrication. As a result, we believe that the market for substrates will grow and the cost of substrates as a percentage of the total packaging process will increase. In the past, substrates we designed for our customers were produced by independent substrate manufacturers. Since 1997, we have been designing and producing a portion of our interconnect materials in-house. In 2023, our interconnect materials operations supplied approximately 6.6% of our consolidated substrate requirements by value.

The following table sets forth, for the periods indicated, the percentage of our packaging revenues accounted for by each principal type of packaging products or services.

	Year Ended December 31,
	2021	2022	2023
Bumping, Flip Chip, WLP, and SiP	41.2%	50.5%	51.3%
Wirebonding(1)	48.5%	41.6%	39.8%
Discrete and others	10.3%	7.9%	8.9%

Total	100.0%	100.0%	100.0%

(1)	Includes leadframe-based packages such as QFP/TQFP, QFN/MCC and PLCC/PDIP and substrate-based packages, such as various BGA package types and LGA.

Testing Services

We provide a complete range of semiconductor testing services, including front-end engineering testing, wafer probing, final testing of logic/mixed-signal/RF semiconductors and SiP/MEMS/Discrete modules, and other test-related services.

The testing of semiconductors requires technical expertise and knowledge of the specific applications and functions of the semiconductors tested as well as the testing equipment utilized. We believe that our testing services employ technology and expertise which are among the most sophisticated in the semiconductor industry. In addition to maintaining different types of testing equipment, which enables us to test a variety of semiconductor functions, we work closely with our customers to design effective testing solutions on multiple equipment platforms.

In recent years, complex, high-performance logic/mixed-signal/RF semiconductors and SiP/MEMS modules have accounted for an increasing portion of our testing revenues.

Front-End Engineering Testing. We provide front-end engineering testing services, including customized software development, electrical design validation, and reliability and failure analysis.

•

Customized Software Development. Test engineers develop customized software or test programs to test semiconductors using automated test equipment. Each device generally requires a specialized test program in order to test the conformity of each particular semiconductor to its required functionality and specification.

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

Logic/Mixed-signal/RF Module and SiP/Discrete Final Testing. We conduct final tests of a wide variety of logic/mixed-signal/RF semiconductor devices and SiP/MEMS/discrete modules, with the number of leads or bumps ranging from the single digits to over 30 thousand and operating frequencies of over 32 Gbps for digital semiconductors and 44 GHz for 5G mmWave semiconductors, which are at the high end of the range for the industry. The products we test include applications for wired, wireless, and mobile communications, satellite communications, automotive, home entertainment, IoT, personal computer, AI, and high-performance computing applications, as well as a variety of consumer and application-specific integrated circuits for various specialized applications.

Other Test-Related Services. We provide a broad range of additional test-related services, such as:

•

Electric Interface Board and Mechanical Test Tool Design. Process of designing individualized testing apparatuses such as test load boards, sockets, handler change kits, and probe cards for unique semiconductor devices and packages.

•	Program Conversion. Process of converting a test program from one test platform to different test platforms.

•	Program Efficiency Improvement. Process of optimizing the program code.

•

Burn-In Testing. Burn-in testing is the process of electrically stressing a device, usually at high temperature and voltage, for a period of time to simulate the continuous use of the device to determine whether this use would cause the failure of marginal devices.

•	Module and SiP Testing. We provide multi-die-module and SiP testing through integrated bench solutions or via automatic test equipment.

Drop Shipment Services. We offer drop shipment services for shipment of semiconductors directly to end users designated by our customers. Drop shipment services are provided mostly in conjunction with our testing services. We provide drop shipment services to a significant percentage of our testing customers. A substantial portion of our customers at each of our facilities have qualified these facilities for drop shipment services. Since drop shipment eliminates the additional step of inspection by the customer before shipment to the end user, quality of service is a key consideration. We believe that our ability to successfully execute our full range of services, including drop shipment services, is an important factor in maintaining existing customers as well as attracting new customers.

The following table sets forth, for the periods indicated, the percentage of our testing revenues accounted for by each type of testing service.

	Year Ended December 31,
	2021	2022	2023
Front-end engineering testing	2.0%	1.8%	3.1%
Wafer probing	33.5%	38.6%	35.4%
Final testing	64.5%	59.6%	61.5%

Total	100.0%	100.0%	100.0%

EMS

We provide integrated solutions for EMS in relation to computing, peripherals, communications, industrial, automotive, and server applications through USI Group. The key products and services we offer to our customers include:

•	Computing: motherboards for server and desktop PCs; peripherals; port replicators; network attached systems; solid state drives;

•	Communications: Wi-Fi; SiP;

•	Consumer products: control boards for flat panel devices; SiP;

•	Automotive electronics: automotive EMS; automotive wireless solutions; car LED lighting; regulators/rectifiers;

•	Industrial products: point-of-sale systems; smart handheld devices; and

•	Others: field replacement units; return material authorization.

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

Customers

Our five largest customers together accounted for approximately 49.6%, 50.2%, and 48.0% of our operating revenues in 2021, 2022, and 2023, respectively. One customer accounted for more than 10.0% of our operating revenues in 2021, 2022, and 2023.

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

	Year Ended December 31,
	2021	2022	2023
Communications	50.1%	52.6%	50.8%
Computing	14.9%	15.8%	18.1%
Consumer electronics/industrial/automotive/others	35.0%	31.6%	31.1%

Total	100.0%	100.0%	100.0%

Our EMS provides a wide range of products with end-use applications. The following table sets forth a breakdown of the percentage of our operating revenues generated from our EMS for the periods indicated by the principal end-use applications.

	Year Ended December 31,
	2021	2022	2023
Communications	38.4%	37.3%	35.9%
Computing	8.8%	10.2%	8.9%
Consumer electronics	33.6%	32.0%	31.6%
Industrial	13.0%	12.8%	13.3%
Automotive	4.7%	6.6%	8.3%
Others	1.5%	1.1%	2.0%

Total	100.0%	100.0%	100.0%

We categorize our operating revenues geographically based on the country in which the customer is headquartered. The following table sets forth, for the periods indicated, the percentage breakdown by geographic regions of our operating revenues.

	Year Ended December 31,
	2021	2022	2023
U.S.	62.0%	66.5%	63.6%
Taiwan	16.6%	12.5%	12.1%
Asia	11.0%	11.3%	13.0%
Europe	10.2%	9.5%	11.2%
Others	0.2%	0.2%	0.1%

Total	100.0%	100.0%	100.0%

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

We do not maintain large inventories of leadframes, substrates, bonding wire, or molding compound, but generally maintain sufficient stock of each principal raw material based on blanket orders and rolling forecasts of near-term requirements received from customers. In addition, several of our principal suppliers dedicate portions of their inventories as reserves to meet our production requirements. However, shortages in the supply of materials experienced by the semiconductor industry have in the past resulted in occasional price adjustments and delivery delays. In order to reduce adverse impacts caused by the price fluctuations of raw materials, we have developed substitute raw materials, such as copper wire, which costs much less than gold wire. However, we cannot guarantee that we will not experience shortages or price increases in the near future, or that we will be able to obtain adequate supplies of raw materials in a timely manner and at a reasonable price or to develop any substitute raw materials. In the event of a shortage and/or price increase, we generally inform our customers and work together to accommodate changes in delivery schedules and/or the price increase of raw materials. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Raw Material Costs.”

We produce substrates for use in our packaging operations. In 2023, our interconnect materials operations supplied approximately 6.6% of our consolidated substrate requirements by value. See “—Principal Products and Services—Interconnect Materials.”

We have adjusted our purchases of raw materials and our production processes in order to use raw materials that comply with EU regulations, such as EU RoHS and EU REACH, for part of our production. This legislation restricts the use in the EU of certain substances that the EU deems harmful to consumers including certain grades of molding compounds, solder, and other raw materials that are used in our products. Manufacturers of electrical and electronic equipment must comply with this legislation in order to sell their products in an EU member state. Any failure to comply with regulatory environmental standards may have a material adverse effect on our results of operations.

We established ASE Global Integrated Solutions Co., Ltd. to manage and implement procurement processes for certain packaging materials and equipment requirements. Leveraging the specialized expertise and advantages among certain subsidiaries, we aim to achieve significant cost reductions in the overall procurement process through the establishment of ASE Global Integrated Solutions Co., Ltd.

Testing

For the functional and burn-in testing of semiconductors, no other raw materials are needed. However, we often design and outsource the manufacturing of test interface products such as load boards, probe cards, and burn-in boards.

EMS

Our manufacturing processes use many raw materials. For 2023, raw materials costs accounted for 80.8% of our operating revenues from EMS. Our principal raw materials include, among others, printed circuit boards, integrated chips, ink, semiconductor devices, computer peripherals, and related accessories and electronic components. Our principal raw materials varied in the past, depending on the end-use products provided.

To ensure quality, on-time delivery and pricing competitiveness, we have established both a standardized supplier assessment system and an evaluation mechanism, continued to maintain close working relationships with our suppliers, and jointly created a stable and sustainable supply chain. In addition, we adjusted the procurement strategy in line with industry trends as well as the nature of raw materials, and decentralized the sources of raw materials to lower our supply concentration risk. However, we cannot ensure that we will not experience any shortages or price increases in the near future. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Our revenues and profitability may decline if we are unable to obtain adequate supplies of raw materials and energy in a timely manner and at a reasonable price.”

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

Wire bonders connect the input/output terminals on the silicon die using extremely fine gold or copper wire to leads on leadframes or substrates. Typically, a wire bonder may be used, with minor modifications, for the packaging of different products. As of January 31, 2024, we operated an aggregate of 25,580 wire bonders, of which 25,003 were fine-pitch wire bonders. For the packaging of certain types of substrate-based packages, die bonders are used in place of wire bonders. The number of bonders at a given facility is commonly used as a measure of the packaging capacity of the facility. In addition to bonders, we maintain a variety of other types of packaging equipment, such as wafer grinds, wafer mounts, wafer saws, heat sink placement, automated molding machines, laser markers, solder plates, pad printers, dejunkers, trimmers, formers, substrate saws, and scanners. We purchase our packaging equipment from major international manufactures, including Kulicke and Soffa Industries, Inc., KLA Corporation, DISCO Corporation, CohPros International Co., Ltd., and Lam Research Corporation.

Testing

Testing equipment is the most capital-intensive component of the testing process. We generally seek to purchase testers from different suppliers with similar functionality and acquire the ability to test a variety of different semiconductors. We purchase testers from major international manufacturers, primarily Teradyne, Inc. and Advantest Corporation. Upon acquisition of new testers, we install, configure, calibrate, perform burn-in diagnostic tests on, and establish parameters for the testers based on the anticipated requirements of existing and potential customers and considerations relating to market trends. As of January 31, 2024, we operated an aggregate of 5,573 testers. In addition to testers, we maintain a variety of other types of testing equipment, such as automated handlers and probers (special handlers for wafer probing), scanners, reformers, and computer workstations for use in software development. Each tester may be attached to a handler or prober. Handlers attach to testers and transport individual packaged semiconductors to the tester interface. Probers similarly attach to the tester and align each individual die on a wafer with the interface to the tester.

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

EMS

The SMT assembly line is the key facility of our electronic manufacturing operations and generally includes a printer and one or two high-speed mounters and/or a multifunction mounter. The SMT assembly process primarily consists of the following three manufacturing steps: (i) solder paste stencil printing, (ii) component placement, and (iii) solder reflow. High-speed SMT assembly systems offer both economic and technical advantages that may reduce both production cost and time while meeting quality requirements. Thus, SMT has become the most popular assembly method for sophisticated electronic devices. We had 229 SMT lines as of January 31, 2024.

Intellectual Property

As of January 31, 2024, we held 2,179 Taiwan patents, 2,015 U.S. patents, 2,088 P.R.C. patents, 104 Europe patents, and 47 patents in other countries related to various semiconductor packaging technologies and invention, utility, and design on our EMS. In addition, as of January 31, 2024, we had a total of 2,144 pending patent applications, 246 in Taiwan, 532 in the U.S., 1,288 in the P.R.C., 50 in Europe, and 28 in other countries. Moreover, we filed several trademarks applications in Taiwan, the U.S., the P.R.C., and the EU. For example, “ASE,” “aCSP,” “a-EASI,” “a-fcCSP,” “aQFN,” “a-QFN,” “a-S3, “ “a-TiV,” “aWLP,” “a-WLP,” “iSiP,” “iWLP,” “aSiM,” “SiP-id” “SPIL,” “HSiP,” “XnBay” and “Emerald” have been registered in Taiwan.

We have also entered into various non-exclusive technology license agreements with other companies involved in the semiconductor manufacturing process, including Infineon Technologies AG, TDK Corporation, and DECA Technologies Inc. The technology we license from these companies includes solder bumping, redistribution, ultra CSP assembly, advanced QFN assembly, wafer-level packaging, and other technologies used in the production of package types, such as BCC, flip chip BGA, film BGA, aQFN, and chip embedding. One of our license agreements with Infineon Technologies AG will remain in effect until expiration of the patents licensed by the agreement, and the other automatically renews each year unless the parties to the agreement agree otherwise. Our license agreement with TDK Corporation will remain in effect until expiration of TDK Corporation’s patents licensed by the agreement. Our license agreement with DECA will expire on January 13, 2026.

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

Quality Control

We believe that our process technology and reputation for high quality and reliable services have been important factors in attracting and retaining leading international semiconductor companies as customers of our services and/or products. We maintain a quality control staff at each of our facilities. Our quality control staff typically includes engineers, technicians, and other employees who monitor the processes in order to ensure high quality. Our quality assurance systems impose strict process controls, statistical in-line monitors, supplier control, data review and management, quality controls, and corrective action systems. Our quality control employees operate quality control stations along production lines, monitor clean room environments, and follow up on quality through outgoing product inspection and interaction with customer service staff. We have established quality control systems that are designed to ensure high-quality products/service to customers, high testing reliability, and high production yields at our facilities. We also have established an environmental management system in order to ensure that we can comply with the environmental standards of our customers and the countries within which they operate. See “—Raw Materials and Suppliers—Packaging.” In addition, our facilities have been qualified by all of our major customers after satisfying stringent quality standards prescribed by these customers.

Our packaging and testing operations are undertaken in clean rooms where air purity, temperature, and humidity are controlled. To ensure stability and integrity of our operations, we maintain clean rooms at our facilities that meet U.S. Federal Standard 209E class 1,000, 10,000 and 100,000 standards.

ISE Labs’ testing facilities in Fremont, California are considered suitably equipped by the US Defense Logistics Agency to perform the MIL-STD-883 tests on monolithic microcircuits in accordance with the requirements of military specification MIL-PRF-38535.

We have also obtained many certifications on our packaging, testing, and interconnect materials facilities. Some of these certifications are required by some semiconductor manufacturers as a threshold indicator of a company’s quality control standards or by many countries in connection with sales of industrial products. The table below sets forth the main certifications or verifications we have for our packaging, testing and interconnect materials.

Location	IATF 16949(1)	ISO 9001(2)	ISO 14001(3)	ISO 17025(4)	ISO 14064-1(5)	ISO 14067(6)	IECQ HSPM QC 080000(7)	Sony Green Partner(8)	OHSAS 18001/ ISO 45001(9)	TOSHMS(10)	ISO 50001(11)	ISO 13485(12)	ISO 28000(13)	ISO 26262(14)	ISO 15408- EAL6(15)	TL 9000(16)	ISO 22301(17)	RBA Edition(18)	ISO/IEC 27001(19)	GSMA- SAS for UICC Production(20)	ISO 46001(21)	ISO 21434(22)	IEC 62443-2-1(23)
Taiwan	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
P.R.C.	✓	✓	✓	✓	✓		✓	✓	✓		✓			✓				✓	✓			✓
Korea	✓	✓	✓				✓	✓	✓						✓			✓
Japan	✓	✓	✓		✓		✓	✓										✓
Malaysia	✓	✓	✓		✓		✓	✓						✓				✓
Singapore	✓	✓	✓		✓		✓		✓						✓			✓
U.S.		✓	✓	✓

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

(23)	IEC 62443-2-1 is a standard to establish an industrial automation and control system security program

We also have strict process controls in our EMS business. Universal Global Scientific Industrial Co., Ltd.’s facilities in Nantou, Taiwan, are considered suitably equipped by the US Defense Logistics Agency to perform the MIL-STD-883 tests on assemble, seal, and test hybrid microcircuits in compliance with MIL-PRF-38534 Classes H and K. Universal Scientific Industrial Poland Sp. z o.o. is in compliance with VDA 6.3 audit, which focuses on process audit for planning and manufacturing of products and services, and VDA 6.5, which is a qualification for product audit. The table below sets forth the certifications or verifications we have obtained for our EMS facilities.

Location	IATF 16949	ISO 9001	ISO 14001	ISO 17025	ISO 14064-1	TISAX(1)	IECQ HSPM QC 080000	ISO 45001	TOSHMS	ISO 50001	ISO 13485	ISO 22301	ISO 26262	TL 9000	RBA Edition	ISO 21434	ISO/ IEC 27001	AS/ EN 9100: 2016(2)	IRIS ISO/TS 22163(3)
Taiwan	✓	✓	✓		✓		✓	✓	✓	✓	✓	✓			✓		✓
P.R.C.	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓		✓	✓	✓	✓
Mexico	✓	✓	✓		✓			✓		✓	✓		✓		✓
Poland	✓	✓	✓					✓			✓
United Kingdom	✓	✓	✓															✓
U.S.	✓	✓	✓								✓
France	✓	✓	✓								✓							✓
Germany	✓	✓	✓			✓					✓				✓				✓
Czech Republic		✓	✓
Tunisia	✓	✓	✓
Vietnam		✓	✓				✓	✓		✓					✓
Hungary	✓	✓	✓			✓		✓

(1)	TISAX quality standard is an assessment and exchange mechanism for information security in the automotive industry.
(2)

AS/EN 9100: 2016 quality standards are for aviation, space, and defense industry in management of development, production, manufacturing, installation, construction, and maintenance as well as trade and distribution.

(3)

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

Environmental Matters

Our operations of packaging, interconnect materials, and EMS generate both hazardous and non-hazardous wastes. We have installed various types of anti-pollution equipment for the treatment of liquid and gaseous chemical waste and adopted comprehensive antipollution measures for the effective management of environmental protection that we believe are consistent with international standards. In addition, we believe we are in compliance in all material respects with present environmental laws and regulations applicable to all our operations and facilities. Our estimated environmental capital expenditures for 2024 will be approximately US$29.4 million, of which 46.9% will be used in climate change adaptation.

In order to demonstrate our commitment to environmental protection, in December 2013, ASE’s board of directors approved contributions to environmental protection efforts in Taiwan in a total amount of not less than NT$3,000.0 million (US$98.0 million), to be made in the following 30 years. On November 13, 2020, we established the ASE Environmental Protection and Sustainability Foundation for the promotion of public interest related to environmental protection. We have made contributions in the amount of NT$100.0 million for each of the years 2021, 2022 and 2023 through the ASE Environmental Protection and Sustainability Foundation to continuously implement the activities related to environmental protection projects and charitable activities in Taiwan.

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

Defending against any of the pending or future actions will likely be costly and time-consuming and could significantly divert our management team’s efforts and resources. Any future suspension of operations at our facilities may adversely affect our business, financial condition, results of operations and cash flows. See “Item 3. Key Information—Risk Factors— Risks Relating to Our Business—Any environmental claims or failure to comply with any present or future environmental laws and regulations, as well as any fire or other industrial accident, may require us to spend additional funds and may materially and adversely affect our financial condition and results of operations.”

Climate Change Management

The board of directors of ASEH serves as the supervisory and governance body for climate-related issues. It is responsible for approving risk policies, overseeing climate-related risks, and making decisions pertaining to climate matters. The board of directors has established the risk management committee and the corporate sustainability committee (the “CSC”) as bodies responsible for managing climate-related risks and opportunities. Each committee consists of directors and senior executives who are separately responsible for managing climate risks and climate sustainability strategies, promoting sustainable development, of risk management mechanisms, and implementing decisions made by the board of directors. We report on the management and execution status of climate-related issues to the board of directors on a quarterly basis, enabling the board of directors to understand the impact of climate change on our business operations and develop corresponding strategies. We conduct annual assessments of climate-related physical and transition risks. We utilize questionnaires to identify extreme weather events, including but not limited to heavy rainfall, drought, and significant temperature changes. Additionally, we assess the potential impact and influence of these weather events on our business operations and finances. In order to effectively implement our climate-related policies, the executive secretariat of the risk management committee collaborates with our subsidiaries to conduct an identification and assessment of climate-related physical and transition risks. This process involves using questionnaires and collecting data to identify physical and transition risks or events that could affect our business objectives, as well as their financial and operational implications. Based on the findings of this process, countermeasures and management strategies are proposed, and the results of climate risk identification are reported to the board of directors annually, which tracks the implementation status of our climate measures regularly.

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

We are committed to reducing the emission of greenhouse gases from our business operations. We aim to address and integrate climate change into our business strategies by investing in carbon credits, expanding the use of renewable energy and low-carbon transportation, developing low-carbon products, and supply chain engagement. We are committed to continuously revising and updating our targets, while tracking and monitoring the progress of our existing climate-related goals.

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

To improve overall energy management, we established a green energy platform composed of multiple departments of our Group as well as teams based in Taiwan. We have allocated resources to support our suppliers in establishing GHG and product carbon footprint management systems that accelerate their efforts to meet emission regulatory requirements. In 2022, we collaborated with third party consultants on a medium to long term supplier low carbon guidance program which was conducted both online and in-person. The program not only supports suppliers to obtain external certifications such as ISO 14064-1certification and ISO 14067 (carbon footprint verification) but also facilitates carbon inventory management across the supply chain. During the guidance process, we identify carbon hotspots within suppliers’ operational processes and execute relevant emission reduction plans. By expanding the scope of engagement with our supply chain, we work with suppliers to enhance their carbon management capabilities and leverage our influence in the industry. As part of our strategic efforts to build a stable and more sustainable supply chain, we typically hold the Supplier Sustainability Awards every two or three years, which recognizes suppliers with outstanding performance in sustainability. In 2020 and 2023, the award program was jointly organized by all three ASEH subgroups. A new supplier incentive program focusing on ASEH’s Low Carbon, Circular, Collaborative and Inclusive strategies was launched, and the number of participating suppliers expanded. The program encourages suppliers to submit sustainability partnership projects of a 1-3 year duration for review by ASEH and independent third parties. The submitted projects will undergo a rigorous selection process based on the implementation timeframe and efficacy, and selected projects will be funded by the ASE Environmental Protection and Sustainability Foundation.

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

Moreover, in 2022, we established ASE Social Enterprise Co., Ltd. as a channel for us to advance social progress and promote sustainable development.

Information Security Management

We rely on the efficient and uninterrupted operation of complex information technology applications, systems, and networks to operate our business. Our systems are vulnerable to damage or interruption from earthquakes, terrorist attacks, floods, fires, power loss, telecommunications failures, cyberattacks, computer viruses, denial of service attacks, or other attempts to harm our system, and similar events. Cybersecurity threats continue to expand and evolve globally, and the risks we face from cyberattacks have increased significantly in recent years. Some of these attacks originate from well-organized, highly skilled organizations. Although we maintain robust cybersecurity protocols to guard against these threats and there have not been reported major cyberattacks against our systems in recent years, any such attack or system or network disruption could result in a loss of our intellectual property, the release of commercially sensitive information and customer or employee personal data. Failures to protect the privacy of customer and employee confidential data against breaches of network security could result in damage to our reputation. For further details on our cybersecurity measures, see “Item 16K. Cybersecurity.” For more information about these risks, see “Risk Factors – Cyber-attacks could harm our business, financial condition, and results of operations.”

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

ORGANIZATIONAL STRUCTURE

The following chart illustrates our corporate structure, including our principal packaging, testing, and EMS manufacturing subsidiaries as of January 31, 2024. Except for USI Inc., the following chart does not include intermediate holding subsidiaries, internal trading subsidiaries, or those subsidiaries without manufacturing operations and in the process of construction. For complete information on our subsidiaries, see Note 4 to our consolidated financial statements included in this annual report.

Our Consolidated Subsidiaries

ASE Group

ASE Inc., which was established on March 23, 1984, is headquartered in Taiwan and provides packaging and testing services, wafer sort testing, final testing services, substrate design, and manufacturing. Major subsidiaries of ASE Group include ASE Test Taiwan, ASE Malaysia, ISE Labs, ASE Singapore, ASE Electronics, ASE Chung Li (branch), ASE Korea, ASE Japan, ASE Shanghai, Wuxi Tongzhi, and ISE Shanghai.

SPIL Group

Siliconware Precision Industries Co., Ltd., which was established on May 17, 1984, is our wholly owned subsidiary. SPIL offers a full range of packaging and testing solutions, including advanced packages, substrate packages and leadframe packages, as well as testing for logic and mixed signal devices. SPIL also provides turnkey services, from packaging and testing services. See “Item 4. Information on the Company—Information on the Company—History and Development of the Company—SPIL Acquisition” for more information.

USI Group

USI Group engages primarily in EMS in relation to computing, consumer electronics, communications, industrial, and automotive, among other services and businesses.

As of January 31, 2024, we held 100.0% interest in USI Inc., 77.8% interest in USI Shanghai through our subsidiaries USI Inc. and ASE Shanghai, 100.0% interest in FAFG through our subsidiaries USIFR and USI Shanghai, and 57.8% interest in HCC Group. See “Item 4. Information on the Company—Information on the Company—History and Development of the Company—USI Group and USI Group Restructuring” for more information.

PROPERTY, PLANTS AND EQUIPMENT

We operate a number of packaging, testing, and electronic manufacturing facilities globally. Our facilities provide varying types or levels of services with respect to different end-product focus, customers, technologies, and geographic locations. With our diverse facilities we are able to tailor our packaging, testing, and electronic manufacturing solutions closely to our customers’ needs. The following table sets forth the location, commencement of operation, primary use, approximate floor space, and ownership of our principal manufacturing facilities in operation as of January 31, 2024. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” for more information.

Facility	Location	Commencement of Operation	Primary Use	Approximate Floor Space (in sq. ft.)	Owned or Leased
ASE Inc.	Kaohsiung, R.O.C.	March 1984	Our primary packaging facility, which offers complete semiconductor manufacturing solutions in conjunction with ASE Test Taiwan and foundries. Focuses primarily on packaging services such as flip chip, wafer bumping, and fine-pitch wire bonding.	8,363,000	Land: leased Buildings: owned and leased
	Chung Li, R.O.C.	Acquired in July 1999	An integrated packaging and testing facility that specializes in semiconductors for communications and consumer applications.	4,429,000	Land and buildings: owned
ASE Test Taiwan	Kaohsiung, R.O.C.	Acquired in April 1990	Our primary testing facilities, which offer complete semiconductor manufacturing solutions in conjunction with ASE Inc.’s facility in Kaohsiung and foundries located in Taiwan. Focuses primarily on advanced logic/mixed-signal/RF/3D IC testing for integrated device manufacturers, fabless design companies, and system companies.	1,304,000	Land: leased Buildings: owned and leased

Facility	Location	Commencement of Operation	Primary Use	Approximate Floor Space (in sq. ft.)	Owned or Leased
ASE Malaysia	Penang, Malaysia	February 1991	An integrated packaging and testing facility that focuses primarily on the requirements of integrated device manufacturers.	1,102,000	Land: leased Buildings: owned
ASE Korea	Paju, Korea	Acquired in July 1999	An integrated packaging and testing facility that specializes in semiconductors for radio frequency, sensor, and automotive applications.	1,374,000	Land and buildings: owned
ISE Labs	California, U.S.	Acquired in May 1999	A front-end engineering and final testing facility located in Northern California in close proximity to some of the world’s largest fabless design companies.	144,000	Land and buildings: owned
ASE Singapore Pte. Ltd.	Singapore	Acquired in May 1999	An integrated packaging and testing facility that specializes in semiconductors for communication, computers, and consumer applications.	443,000	Land: leased Buildings: owned and leased
ASE Shanghai	Shanghai, P.R.C.	June 2004	Design and production of semiconductor packaging materials.	1,717,000	Land: leased Buildings: leased
ASE Japan	Takahata, Japan	Acquired in May 2004	An integrated semiconductor packaging and testing facility that specializes in cellular phone, household appliance, and automotive applications.	108,000	Land and buildings: leased
ASE Electronics	Kaohsiung, R.O.C.	August 2006	Facilities for the design and production of interconnect materials such as substrates used in semiconductor packaging.	612,000	Land: leased Buildings: owned
Wuxi Tongzhi	Wuxi, P.R.C.	Acquired in May 2013	An integrated semiconductor packaging and testing facility that specializes in consumer applications.	78,000	Land and buildings: leased
ISE Shanghai	Shanghai, P.R.C.	October 2018	A semiconductor testing facility.	127,000	Land and buildings: leased

Universal Scientific Industrial	Nantou, R.O.C.	Acquired in February 2010	Manufacture and sales of electronic components and related accessories.	418,000	Land and buildings: owned
Universal Scientific Industrial De Mexico S.A. De C.V.	Guadalajara, Mexico	Acquired in February 2010	Manufacture of motherboard manufacture and computer components.	1,399,000	Land and buildings: owned

Facility	Location	Commencement of Operation	Primary Use	Approximate Floor Space (in sq. ft.)	Owned or Leased
USI Shanghai	Shanghai, P.R.C.	Acquired in February 2010	Design, manufacture, and sales of electronic components.	1,301,000	Land: leased Buildings: owned and leased
Universal Global Technology (Kunshan) Co. Ltd.	Kunshan, P.R.C.	August 2011	Design and manufacture of electronic components.	1,113,000	Land and buildings: leased
Universal Global Scientific Industrial Co., Ltd.	Nantou, R.O.C.	February 2010	Manufacture of electronic components of telecommunication products and cars, and provision of related R&D services.	1,360,000	Land: owned Buildings: owned and leased
Universal Global Technology (Shanghai) Co., Ltd.	Shanghai, P.R.C.	Established in September 2013	Sales and processing of computer and communication peripherals as well as business in import and export of goods and technology.	968,000	Land and buildings: leased
Universal Scientific Industrial Poland Sp. z o.o.	Wroclaw-Kobierzyce, Poland	Acquired in October 2019	Design and manufacture of electronic components and new electronic applications.	377,000	Land and buildings: owned
Universal Global Technology (Huizhou) Co., Ltd.	Huizhou, P.R.C.	October 2021	Research and manufacture of new electronic applications, communications, computers, and other electronics products; provides auxiliary technical services as well as import and export services.	1,967,000	Land: leased Buildings: owned
UNIVERSAL SCIENTIFIC INDUSTRIAL VIETNAM COMPANY LIMITED	Haiphong, Vietnam	July 2021	Manufacture of IC assembly for wearable devices.	1,286,000	Land: leased Buildings: owned
Hirschmann Car Communication Kft.	Bekescsaba, Hungary	Acquired in October 2023	Manufacture and sales of antenna products and RF amplifiers, connectors and wave straps.	344,000	Land and buildings: owned
Hirschmann Car Communication GmbH	Neckartenzlingen, Germany	Acquired in October 2023	Manufacture, sales as well as research and development of printed circuit board assemblies (PCBAs) and tuners.	372,000	Land and buildings: leased
ASTEELFLASH (BEDFORD) LIMITED	Bedford, United Kingdom	Acquired in December 2020	Design and manufacture of electronic components, such as industrial, telecommunication, IoT, data processing, consumer electronics, and aerospace related devices.	51,000	Land and buildings: leased

Facility	Location	Commencement of Operation	Primary Use	Approximate Floor Space (in sq. ft.)	Owned or Leased
ASTEELFLASH FRANCE	Soissons, Normandie, Lorraine, Duttlenhei, Langon and Grenoble, France	Acquired in December 2020	Design and manufacture of electronic components, such as complex mechatronic subsets, electronic boards and mechatronic subsets engineering.	910,000	Land and buildings: owned and leased
ASTEELFLASH TUNISIE S.A.	La Soukra, Tunisia	Acquired in December 2020	Design and manufacture of electronic components, such as PCBA assembly, coating, varnishing, and in-circuit testing capabilities.	236,000	Land and buildings: leased
ASTEELFLASH TECHNOLOGIE	Alencon, France	Acquired in December 2020	Design and manufacture of industrial components as well as projection of plastic.	173,000	Land and buildings: owned
Asteelflash Suzhou Co., Ltd.	Suzhou, P.R.C.	Acquired in December 2020	Design and manufacture of electronic components, such as in SMT assembly for PCBA and system assembly/box build for module/final product in different segments.	1,452,000	Land and buildings: owned
Asteelflash Germany GmbH. (formerly named Asteelflash Hersfeld GmbH)	Bad Hersfeld, Eberbach, and Bonn, Germany	Acquired in December 2020	Design and manufacture of electronic components, such as PCB assembly and high/medium mix to low/medium volume electronic manufacturing services.	918,000	Land and buildings: owned and leased
ASTEELFLASH DESIGN SOLUTIONS HAMBOURG GmbH	Hamburg, Germany	Acquired in December 2020	Design and manufacture of electronic components, such as low/mid volumes with mid/high complexity products.	38,000	Buildings: leased
ASTEELFLASH PLZEN S.R.O.	Pilsen, Czech Republic	Acquired in December 2020	Design and manufacture of electronic components, such as solder paste printers and in-line solder paste inspection.	40,000	Land and buildings: leased
ASTEELFLASH USA CORP.	California, U.S.	Acquired in December 2020	Design and manufacture of electronic components, such as solder paste printers and in-line solder paste inspection.	130,000	Land and buildings: leased
ASTEELFLASH MEXICO S.A. de C.V.	Tijuana, Mexico	Acquired in December 2020	Design and manufacture of electronic components such as automotive and commercial products.	133,000	Land and buildings: leased
Siliconware Precision Industries Co., Ltd.	Taichung, Changhua and Hsinchu, R.O.C.	Acquired in April 2018	Packaging and testing facility, which offers semiconductor packaging and testing services.	9,567,000	Land: owned and leased Buildings: owned
SZ	Suzhou, P.R.C.	Acquired in April 2018	Packaging and testing facility, which offers semiconductor packaging and testing services.	1,609,000	Land: leased Buildings: owned

We have leased land in the Kaohsiung Nanzih Technology Industrial Park from the Export Processing Zone Administration (the “EPZA”) with different lease terms for several years that will expire in August 2061. We have leased land from the Central Taiwan Science Park Administration in Taichung with 19-year to 20-year terms that will expire in December 2041. We have leased land from Hsinchu Science Park Administrations in Hsinchu with 14-year to 40-year terms that will expire in December 2034. We have leased land in Taichung from EPZA for 10 years that will expire in March 2032. No sublease or lending of the land is allowed. The EPZA, the Central Taiwan Science Park Administration and the Hsinchu Science Park Administrations have the right to adjust the rental price in the event the government revalues the land. The leases are typically renewable with one-month to three-month notice prior to the termination date.

Smart Factories

To enhance factory efficiency, improve manufacturing process quality, and meet customer delivery time demands, we have invested in automated, lights-out factories since 2015. Automation, heterogeneous integration in machine and production systems, and heterogeneous integration in SiP are 3 major forces driving smart factories and digital transformation. At the end of 2023, we had 46 smart factories in operation and we will continue to make further investment into automating manufacturing capacity.

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

We continuously evaluate our need for future expansion based on market condition and future demand requirements to meet our expected future growth. For information on the aggregate capacity of our facilities we operate, see “—Business Overview—Equipment.” For administrative actions and judicial proceedings related to Kaohsiung Facility, see “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.”

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

OPERATING RESULTS

The following discussion of our business, financial condition, and results of operations should be read in conjunction with our consolidated financial statements, which are included elsewhere in this annual report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of any number of factors, such as those set forth under “Item 3. Key Information—Risk Factors” and elsewhere in this annual report. See “Special Note Regarding Forward-Looking Statements.” Please refer to our Form 20-F dated April 10, 2023 (File No. 001-16125) for our discussion of financial information and operating results for 2022.

Overview

We offer a broad range of semiconductor packaging and testing services, and we offer EMS through USI Group. In addition to offering each service separately, we also offer turnkey services, which include integrated packaging, testing, and direct shipment of semiconductors to end users designated by our customers and solution-based proactive original design manufacturing. In addition, we have been generating revenues from our real estate business and the manufacturing of integrated circuits. Our operating revenues decreased from NT$670,872.6 million in 2022 to NT$581,914.5 million (US$19,004.4 million) in 2023.

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

In 2022 and 2023, our depreciation, amortization, and rental expenses included in operating costs as a percentage of operating revenues was 7.6% and 9.0%, respectively. The increase in depreciation, amortization, and rental expenses as a percentage of operating revenues in 2023 compared to 2022 was primarily a result of the depreciation of new equipment. In general, these costs do not decline when customer demand or our capacity utilization rates drop. A relatively modest increase or decrease in revenue can have a significant effect on our operating margins and on depreciation, amortization, and rental expenses as a percentage of revenue. We begin depreciating our equipment when the machinery is placed into service. There may sometimes be a time lag between when our equipment is available for use and when it achieves high levels of utilization. In particular, the capacity utilization rates for our testing equipment are more severely affected during an industry downturn as a result of a decrease in outsourcing demand from integrated device manufacturers, which typically maintain larger in-house testing capacity than in-house packaging capacity.

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

Raw Material Costs

Substantially all of our raw material costs are accounted for by packaging, the production of interconnect materials, and EMS. Our EMS in particular requires more significant quantities of raw materials than our packaging and production of interconnect materials. In 2023, raw material costs accounted for 80.8% of our operating revenues from EMS, and our revenues generated from EMS contributed to 46.1% of our operating revenues. In 2022 and 2023, raw material cost as a percentage of our operating revenues was 52.1% and 53.3%, respectively.

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

Critical Accounting Estimates

Impairment of goodwill. We only monitor goodwill for financial reporting purposes, not for internal management purposes. Therefore, goodwill is allocated to the following cash-generating units for evaluation of impairment: packaging segment, testing segment, EMS segment and other segment. We perform an evaluation of goodwill for impairment annually, or whenever events and circumstances indicate that segment impairment may exist. Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The calculation of the value in use requires management to estimate the future cash flows expected to be generated from the cash-generating units and use a suitable discount rate in order to calculate the present value. Where changes in facts and circumstances results in downward revision of actual future cash flows or upward revision of discount rates, a material impairment loss may arise. In conducting the future cash flow valuation, we make assumptions about future operating cash flows, the discount rate used to determine present value of future cash flows, and capital expenditures. Future operating cash flow assumptions include sales growth assumptions, which are based on our historical trends and industry trends, and gross margin and operating expenses growth assumptions, which are based on the historical relationship of those measures compared to sales as well as certain cost-cutting initiatives. An impairment charge is incurred to the extent the carrying amount exceeds the recoverable amount. Significant estimates include the determination of the value in use of cash-generating units and assessments of the reasonableness of future sales forecasts. These estimates change from year-to-year based on operating results, semiconductor industry market conditions, as well as other factors and could materially affect the determination of the value in use of each cash-generating unit. We perform sensitivity analysis to support the assumptions and inputs and to test the reasonableness of the discount rate used for each cash-generating unit. As of December 31, 2023, we had goodwill of NT$52,404.4 million (US$1,711.4 million). For the years ended December 31, 2021, 2022 and 2023, no impairment loss was recognized. Our conclusion could, however, change in the future if actual results differ from our estimates and judgments are made under different assumptions and conditions. See notes 5 and 18 to our consolidated financial statements included in this annual report for further information.

In addition, HCC was acquired on October 27, 2023, which was close to the year end. As we had not completed the identification of the difference between the cost of the investment and our share of the net fair value of HCC’s identifiable assets and liabilities, the difference was provisionally recognized as goodwill as of December 31, 2023. We will continuously review the fair value of acquired assets and liabilities during the measurement period. If additional information related to facts and circumstances existing at the acquisition date that will lead to an adjustment to the provisional goodwill or the recognition of any liability provision is obtained in the one-year measurement period starting from the acquisition date, the accounting treatment for the business combination will be retroactively adjusted. See note 29 to our consolidated financial statements included in this annual report for further information.

Results of Operations

The following table sets forth, for the periods indicated, selected financial data from our consolidated statements of comprehensive income.

	Year Ended December 31,
	2021		2022		2023
	NT$	Percentage	NT$	Percentage	NT$	US$	Percentage
	(in millions, except percentages)
Operating revenues	569,997.1	100.0%	670,872.6	100.0%	581,914.5	19,004.4	100.0%
Operating costs	(459,628.3)	(80.6)%	(535,942.6)	(79.9)%	(490,157.4)	(16,007.8)	(84.2)%

Gross profit	110,368.8	19.4%	134,930.0	20.1%	91,757.1	2,996.6	15.8%
Operating expenses	(48,244.4)	(8.5)%	(54,754.4)	(8.2)%	(51,429.4)	(1,679.6)	(8.8)%
Other operating income and expenses, net	1,189.8	0.2%	1,014.3	0.2%	1,321.8	43.2	0.1%

Profit from operations	63,314.2	11.1%	81,189.9	12.1%	41,649.5	1,360.2	7.1%
Non-operating income, net	16,879.6	3.0%	573.7	0.1%	962.3	31.4	0.2%

Profit before income tax	80,193.8	14.1%	81,763.6	12.2%	42,611.8	1,391.6	7.3%
Income tax expense	(17,943.8)	(3.1)%	(17,145.5)	(2.5)%	(5,304.0)	(173.2)	(0.9)%

Profit for the year	62,250.0	11.0%	64,618.1	9.7%	37,307.8	1,218.4	6.4%

Attributable to
Owners of the Company	60,150.2	10.6%	61,501.6	9.2%	35,457.9	1,158.0	6.1%
Non-controlling interests	2,099.8	0.4%	3,116.5	0.5%	1,849.9	60.4	0.3%

	62,250.0	11.0%	64,618.1	9.7%	37,307.8	1,218.4	6.4%

Other comprehensive income for the year, net of income tax	406.0	0.0%	8,632.5	1.3%	449.4	14.7	0.1%

Total comprehensive income for the year	62,656.0	11.0%	73,250.6	11.0%	37,757.2	1,233.1	6.5%

Attributable to
Owners of the Company	60,630.2	10.6%	69,706.9	10.4%	36,020.6	1,176.4	6.2%
Non-controlling interests	2,025.8	0.4%	3,543.7	0.6%	1,736.6	56.7	0.3%

	62,656.0	11.0%	73,250.6	11.0%	37,757.2	1,233.1	6.5%

The following table sets forth, for the periods indicated, earnings per Common Share and ADS.

	Year Ended December 31,
	2021	2022	2023
Earnings per Common Share (NT$)(1):
Basic	13.97	14.39	8.25
Diluted	13.54	13.81	8.04
Earnings per equivalent ADS (NT$)(1):
Basic	27.94	28.77	16.51
Diluted	27.07	27.61	16.08
Number of Common Shares (in million shares)(2):
Basic	4,305.3	4,274.7	4,295.9
Diluted	4,365.7	4,323.4	4,347.7
Number of equivalent ADSs (in million shares)(3)
Basic	2,152.7	2,137.3	2,147.9
Diluted	2,182.8	2,161.7	2,173.8

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

	Year Ended December 31,
	2021		2022		2023
	NT$	Percentage	NT$	Percentage	NT$	US$	Percentage
	(in millions, except percentages)
Operating revenues:
Packaging	272,543.9	47.8%	303,947.5	45.3%	256,805.9	8,386.9	44.1%
Testing	49,978.7	8.8%	55,960.2	8.3%	49,879.9	1,629.0	8.6%
EMS	239,488.3	42.0%	301,966.8	45.0%	268,218.0	8,759.6	46.1%
Gross profit:
Packaging	69,985.5	25.7%	82,327.0	27.1%	52,571.0	1,716.9	20.5%
Testing	17,404.5	34.8%	21,043.5	37.6%	15,303.2	499.8	30.7%
EMS	21,384.7	9.0%	28,947.4	9.6%	23,203.1	757.8	8.7%

The following table sets forth, for the periods indicated, a breakdown of our total operating costs and operating expenses, expressed as a percentage of operating revenues.

	Year Ended December 31,
	2021	2022	2023
Operating costs
Raw materials	49.3%	52.1%	53.3%
Labor	11.5%	10.1%	10.4%
Depreciation, amortization and rental expense	8.7%	7.6%	9.0%
Others	11.1%	10.1%	11.5%
Total operating costs	80.6%	79.9%	84.2%
Operating expenses
Selling	1.2%	1.0%	1.1%
General and administrative	3.6%	3.5%	3.3%
Research and development	3.7%	3.7%	4.4%
Total operating expenses	8.5%	8.2%	8.8%

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Operating Revenues. Operating revenues decreased by 13.3% to NT$581,914.5 million (US$19,004.4 million) in 2023 from NT$670,872.6 million in 2022, primarily due to a decrease in revenue from our packaging and EMS businesses. Revenues from our export sales, based on the country in which the customer is headquartered, were NT$587,217.5 million and NT$511,422.0 million (US$16,702.2 million) in 2022 and 2023, respectively, which contributed 87.5% and 87.9% of our total sales for those years. Packaging revenues decreased 15.5% to NT$256,805.9 million (US$8,386.9 million) in 2023 from NT$303,947.5 million in 2022, primarily due to a decrease in demand for advanced packaging services such as Bumping, Flip Chip, WLP, and SiP as well as wirebonding services. Testing revenues decreased 10.9% to NT$49,879.9 million (US$1,629.0 million) in 2023 from NT$55,960.2 million in 2022, primarily due to a decrease in our provision of wafer probing testing services and final testing services. Revenues from our EMS business decreased 11.2% to NT$268,218.0 million (US$8,759.6 million) in 2023 from NT$301,966.8 million in 2022, primarily due to lower sales in our communications, consumer, and computing businesses, partially offset by growth in our automotive business.

Gross Profit. Gross profit decreased by 32.0% to NT$91,757.1 million (US$2,996.6 million) in 2023 from NT$134,930.0 million in 2022. Our gross profit as a percentage of operating revenues, or gross margin, was 15.8% in 2023 compared to 20.1% in 2022, which was primarily driven by electronics industry downturns affecting our packaging, testing and EMS businesses, and the result of lower factory utilization in 2023. Our operating costs consist primarily of raw material costs and labor costs as well as depreciation, amortization, and rental expenses. Raw material costs in 2023 were NT$310,179.3 million (US$10,130.0 million) compared to NT$349,813.9 million in 2022, primarily due to a change in the product mix of our EMS business. As a percentage of operating revenues, raw material costs increased to 53.3% in 2023 from 52.1% in 2022. Labor costs in 2023 were NT$60,762.0 million (US$1,984.4 million) compared to NT$68,024.3 million in 2022, primarily due to a decrease in employee bonuses and profit-sharing expenses in relation to business performance as well as lower employee headcount. As a percentage of operating revenues, labor cost increased to 10.4% in 2023 from 10.1% in 2022. Depreciation, amortization, and rental expenses in 2023 were NT$52,485.4 million (US$1,714.1 million) compared to NT$50,766.6 million in 2022. As a percentage of operating revenues, depreciation, amortization, and rental expenses increased to 9.0% in 2023 from 7.6% in 2022. The decrease in revenue resulted in an increase in raw material, labor, depreciation and amortization as well as rental expenses as percentages of revenue. Our gross margin for packaging business decreased to 20.5% in 2023 from 27.1% in 2022, our gross margin for testing business decreased to 30.7% in 2023 from 37.6% in 2022, which was primarily attributable to prolonged inventory corrections. Our gross margin for EMS business decreased to 8.7% in 2023 from 9.6% in 2022, which was primarily attributable to weakness in the electronics market leading to lower operating leverage.

Profit from Operations. Profit from operations decreased by 48.7% to NT$41,649.5 million (US$1,360.2 million) in 2023 compared to NT$81,189.9 million in 2022. Our profit from operations as a percentage of operating revenues decreased to 7.1% in 2023 from 12.1% in 2022, primarily due to lower operating leverage and weaker economies of scale during the economic downturn in 2023. General and administrative expenses decreased 17.5% to NT$19,360.5 million (US$632.3 million) in 2023 from NT$23,464.0 million in 2022. General and administrative expenses as a percentage of our operating revenues was 3.3% in 2023 compared to 3.5% in 2022. Research and development expenses increased 4.6% to NT$25,499.4 million (US$832.8 million) in 2023 compared to NT$24,369.9 million in 2022. Research and development expenses as a percentage of our operating revenues was 4.4% in 2023 compared to 3.7% in 2022. Selling and marketing expenses decreased 5.1% to NT$6,569.5 million (US$214.5 million) in 2023 from NT$6,920.5 million in 2022. Selling and marketing expenses as percentages of operating revenues was 1.1% in 2023 compared to 1.0% in 2022. The decreases in the operating expenses were primarily due to decreases in employee bonus and profit sharing expenses in relation to business performance, partially offset by an increase in research and development expenses due to our continued investment in advanced research projects.

We had a net other operating income of NT$1,321.8 million (US$43.2 million) in 2023 compared to NT$1,014.3 million in 2022. The increase was primarily due to a decrease in impairment loss on property, plant and equipment.

Non-Operating Income and Expenses. We had a net non-operating income of NT$962.3 million (US$31.4 million) in 2023 compared to NT$573.7 million in 2022. This increase was primarily due to a gain of NT$529.7 million (US$17.3 million) from the disposal of subsidiaries (whereas no such transactions occurred in 2022), an increase in gain on valuation of financial instruments and foreign exchange gains, partially offset by an increase in finance costs.

Net Profit. Net profit, excluding non-controlling interests, decreased by 42.3% to NT$35,457.9 million (US$1,158.0 million) in 2023 compared to NT$61,501.6 million in 2022. Our diluted earnings per ADS decreased to NT$16.08 (US$0.53) in 2023 compared to NT$27.61 in 2022. Our income tax expenses decreased by 69.1% to NT$5,304.0 million (US$173.2 million) in 2023 compared to NT$17,145.5 million in 2022. This decrease was primarily attributed to the lower additional income tax imposed on unappropriated earnings in the R.O.C. during the economic downtown in 2023.

In relation to the SPIL Acquisition, we identified the difference between investment cost and our share of net fair value of SPIL’s identifiable assets and liabilities, or PPA effects of SPIL Acquisition, which caused the increase in the total of NT$4,529.5 million and NT$4,508.7 million (US$147.2 million), of which an increase of NT$3,507.5 million and NT$3,496.3 million (US$114.2 million) to depreciation and amortization in operating costs NT$1,000.0 million and NT$1,000.0 million (US$32.6 million) to amortization in operating expenses and NT$22.0 million and NT$12.4 million (US$0.4 million) to other operating income and expenses, net in 2022 and 2023, respectively.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

For a detailed description of the comparison of our operating results for the year ended December 31, 2022 to the year ended December 31, 2021, please refer to “Item 5. Operating and Financial Review and Prospects— Operating Results and Trend Information—Results of Operations—Year Ended December 31, 2022 Compared to Year Ended December 31, 2021” of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 10, 2023.

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

	Quarter Ended,
	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,
	2022	2022	2022	2022	2023	2023	2023	2023
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(in millions, except percentages)
Operating Revenues
Packaging	68,382.7	78,393.7	80,541.3	76,629.8	60,029.5	61,845.7	68,709.3	66,221.4
Testing	12,582.6	13,759.8	14,941.5	14,676.3	11,407.1	12,291.6	12,818.6	13,362.6
EMS	61,162.7	66,212.5	90,660.0	83,931.6	57,730.9	60,384.1	70,947.6	79,155.4
Others	2,262.8	2,073.1	2,482.7	2,179.5	1,723.6	1,753.9	1,691.3	1,841.9

Total	144,390.8	160,439.1	188,625.5	177,417.2	130,891.1	136,275.3	154,166.8	160,581.3

Gross Profit
Packaging	18,135.9	22,184.1	21,966.5	20,040.5	11,278.2	12,147.3	14,439.9	14,705.6
Testing	4,387.3	5,063.0	5,960.1	5,633.1	3,168.5	3,782.6	3,934.3	4,417.8
EMS	5,364.9	6,627.2	9,171.1	7,784.2	4,570.0	5,583.9	6,430.1	6,619.1
Others	583.1	513.3	874.2	641.5	322.7	227.0	111.3	18.8

Total	28,471.2	34,387.6	37,971.9	34,099.3	19,339.4	21,740.8	24,915.6	25,761.3

Gross Profit (%)
Packaging	26.5%	28.3%	27.3%	26.2%	18.8%	19.6%	21.0%	22.2%
Testing	34.9%	36.8%	39.9%	38.4%	27.8%	30.8%	30.7%	33.1%
EMS	8.8%	10.0%	10.1%	9.3%	7.9%	9.2%	9.1%	8.4%
Overall	19.7%	21.4%	20.1%	19.2%	14.8%	16.0%	16.2%	16.0%

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

Taxation

We have filed a consolidated corporate income tax return and a consolidated undistributed earnings tax for all qualified domestic subsidiary companies with the tax authority in accordance with the Article 45 of the R.O.C. Business Mergers and Acquisitions Act. The corporate income tax rate and tax rate on unappropriated earnings in the R.O.C. are 20% and 5%, respectively.

We were entitled to tax credits under the R.O.C. Statute for Industrial Innovation Act for qualifying research and development expenses related to innovation activities but limits the amount of tax credit to only up to 15% of the total research and development expenses for the year, subject to a cap of 30% of the income tax payable for the year in which the expenses were incurred. Moreover, we are eligible for tax credits under amendment to the Article 10-1 of the R.O.C. Statute for investments in smart machinery, 5G mobile networks, and cyber security products/services, with expenditure of more than NT$1 million and under NT$1 billion in the same taxable year. We can select to claim the tax credit within three years using a 3% tax credit rate or within the current year using a 5% tax credit rate, subject to a cap of 30% of the income tax payable for the year in which the expenses were incurred. In addition, effective from January 1, 2023, we are eligible for tax credits under amendment to the Article 10-2 of the R.O.C. Statute for qualifying research and development expenses related to innovation activities and possess leading position in global supply chain but limits the amount of tax credit up to 25% of the total qualifying research and development expenses, and up to 5% on acquisition of machinery and equipment used in advanced manufacturing processes, both of which are subjected to a cap of 30% of the income tax payable for the fiscal year. The total amount of tax credits shall not exceed 50% of the income tax payable for the fiscal year. We apply for investment credits to increase effects of tax benefits.

The R.O.C. government enacted the alternative minimum tax (the “AMT”) Act, which is a supplemental income tax which is taxable if the amount of regular income tax calculated pursuant to the R.O.C. Income Tax Act and relevant laws and regulations is below the amount of basic tax prescribed under the R.O.C. AMT Act. The taxable income for calculating the AMT includes most sources of income that are exempted from income tax under various legislations such as investment tax credits. However, there are grandfathered treatments for the tax holidays approved by the tax authority before the AMT Act took effect. The AMT rate for us is generally 12%.

Beginning with the undistributed earnings with the addition of the income tax declaration from for-profit enterprises of 2018, within three years of the year following the occurrence of the earnings, the earnings are used to construct or purchase buildings, software or hardware equipment, or technology for use in production or operation as needed up to a certain amount. The investment amount calculated from the undistributed earnings for the year in accordance with the provisions of Article 66-9 of the R.O.C. Income Tax Act may be listed as a deduction item. We have only deducted the amount of capital expenditure from the unappropriated earnings that has been reinvested when calculating the tax on unappropriated earnings. However, we did not deduct such investment amounts from the undistributed earnings in calculation of income tax on unappropriated earnings in 2022 and 2023.

We are subject to the R.O.C. Controlled Foreign Company (“CFC”) rules, which were enacted in 2016 and have been taken effect on January 1, 2023, pursuant to which certain profits retained at a CFC located in a low-tax jurisdiction and without commercial substance would be taxed in advance at the Taiwan parent company level, subject to certain exemptions.

Our non-R.O.C. subsidiaries are subject to taxation in their respective jurisdiction. Some of our P.R.C. subsidiaries qualified as high technology enterprises were entitled to a reduced income tax rate of 15% and were eligible to deduct certain research and development expenses from their taxable income.

In 2023, our effective income tax rate decreased to 13% from 21% in 2022 primarily due to lower additional income tax imposed on unappropriated earnings in the R.O.C. during the economic downtown in 2023. We believe that our future estimated taxable income will be sufficient to utilize our deferred tax assets recorded as of December 31, 2023.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2023, our primary source of liquidity was NT$67,284.5 million (US$2,197.4 million) of cash and cash equivalents and NT$4,084.7 million (US$133.4 million) of financial assets – current, consisting mainly of quoted ordinary shares, open-end mutual funds, convertible notes, swap contracts, and forward exchange contracts. As of December 31, 2023, we had total unused credit lines of NT$373,763.4 million (US$12,206.5 million). As of December 31, 2023, we had working capital of NT$35,673.5 million (US$1,165.0 million).

As of December 31, 2023, we had total debts of NT$191,733.7 million (US$6,261.7 million), of which NT$53,041.5 million (US$1,732.2 million) were short-term debts, NT$29,678.5 million (US$969.3 million) were current portions of long-term debts and NT$109,013.7 million (US$3,560.2 million) were long-term debts. In 2023, the maximum amount of our short-term and current portion of long-term debts was NT$101,228.2 million (US$3,306.0 million) and the average amount of our short-term and current portion of long-term debts was NT$78,700.4 million (US$2,570.2 million). The fluctuation was primarily because our working capital balance periodically fluctuated during 2023. The annual interest rate for borrowings under our short-term borrowings ranged from 1.55% to 7.57% during the year ended December 31, 2023. Our short-term debts consist of bank loans, bills payable and financial liabilities for hedging – current. Our short-term bank loans are primarily revolving facilities with a term of one year, each of which may be extended on an annual basis with lender consent. Our long-term debts consist of bonds payable, long-term debts (including bank borrowings), and lease liabilities – non-current. Our long-term bank loans and bonds payable typically carried variable annual interest rates which ranged from 0.20% to 5.91% in the year ended December 31, 2023. For the maturity information and interest rates by currencies, see “Item 11—Quantitative and Qualitative Disclosures about Market Risk—Market Risk—Interest Rate Risk.”

We operate in a capital-intensive industry. Serving our current and future customers may require that we incur additional operating expenses and make significant investments in equipment and facilities, which may increase our exposure to payment obligations. We may consider making substantial investments to expand our manufacturing capabilities and technology advancements, which may lead to an increase in our funding requirements.

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

We have provided a portion of our assets, with a carrying value of NT$22,037.7 million (US$719.7million) as of December 31, 2023, as collateral to secure our obligations under our bank borrowings, tariff guarantees of imported raw materials, or collateral.

Cash Flows

	Year Ended December 31,
	2021	2022	2023
	NT$	NT$	NT$	US$
	(in millions)
Capital expenditures	(70,905.7)	(72,639.9)	(54,158.2)	(1,768.7)
Net cash flows generated from (used in):
Operating activities	81,733.9	111,001.0	114,421.8	3,736.8
Investing activities	(49,091.6)	(73,951.9)	(55,122.0)	(1,800.2)
Financing activities	(5,870.8)	(62,458.8)	(49,101.0)	(1,603.6)

Net cash generated by operating activities amounted to NT$114,421.8 million (US$3,736.8 million) in 2023, primarily from (i) our operating performance with profit before income tax of NT$42,611.8 million (US$1,391.6 million), (ii) our non-cash items of depreciation and amortization of NT$58,101.9 million (US$1,897.5 million), and (iii) the net changes in inventories of NT$25,401.8 million (US$829.6 million) and trade receivables of NT$15,868.8 million (US$518.3 million), partially offset by (i) the net changes in trade and other payables of NT$17,319.1 million (US$565.6 million), and (ii) the income tax payment of NT$15,474.6 million (US$505.4 million). Net cash generated by operating activities amounted to NT$111,001.0 million in 2022, primarily from (i) our operating performance with profit before income tax of NT$81,763.6 million, and (ii) our non-cash items of depreciation and amortization of NT$55,451.9 million and foreign currency exchange loss of NT$6,318.3 million, partially offset by (i) the changes in inventories of NT$21,669.1 million, and (ii) income tax payment of NT$14,250.5 million. The decrease in net cash generated from operating activities in 2023 compared to 2022 was primarily due to a decrease in profit before income tax, partially offset by the cash inflows resulting from a decrease in inventories.

Net cash used in investing activities amounted to NT$55,122.0 million (US$1,800.2 million) in 2023, primarily due to our net payment for property, plant and equipment of NT$53,682.9 million (US$1,753.2 million). Net cash used in investing activities amounted to NT$73,951.9 million in 2022, primarily due to our net payment for property, plant and equipment of NT$71,890.1 million. The decrease in net cash used in investing activities in 2023 compared to 2022 was primarily due to decreased payments relating to property, plant and equipment. Payments for property, plant and equipment can fluctuate based on the timing of the purchase, receipt and acceptance of the equipment.

Net cash used in financing activities amounted to NT$49,101.0 million (US$1,603.6 million) in 2023. This amount comprises net proceeds from short-term and long-term bank loans, bills payable, and bonds payable in the amount of NT$10,817.4 million (US$353.3 million) and the payments of cash dividends in the amount of NT$37,840.6 million (US$1,235.8 million). Net cash used in financing activities amounted to NT$62,458.8 million in 2022. This amount comprises net proceeds from short-term and long-term bank loans, bills payable, and bonds payable in the amount of NT$31,189.6 million and the payments of cash dividends in the amount of NT$29,990.8 million. The decrease in net cash used in financing activities in 2023 compared to 2022 was primarily due to an increase in short- and long-term borrowings, partially offset by an increase in payment of cash dividends.

Contractual Obligations

The following table sets forth the maturity of our contractual obligations as of December 31, 2023.

		Payments due to period
	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
	(in NT$ millions)
Contractual Obligations:
Short-Term debts(1)	53,416.5	53,416.5	—	—	—
Long-term debts(2)	140,242.0	32,090.3	94,417.5	4,949.1	8,785.1
Lease liabilities(3)	9,600.3	1,227.7	1,721.1	1,146.4	5,505.1
Capital purchase obligations(4)(5)	25,803.5	25,803.5	—	—	—
Other purchase obligations	146.5	29.3	58.6	58.6	—

Total(6)(7)	229,208.8	112,567.3	96,197.2	6,154.1	14,290.2

(1)	Includes short-term borrowings, bills payable, and financial liabilities for hedging – current (before the deduction of unamortized discounts) and interest payments.
(2)	Includes long-term and current portion of borrowings, and bonds payable (before the deduction of unamortized discounts) and interest payments.
(3)

Represents our commitments under leases liabilities and imputed interest which are mainly from land and buildings and improvements. See Note 16 to our consolidated financial statements included in this annual report.

(4)

Represents material commitments to purchase machinery and equipment of approximately NT$26,762.5 million (US$874.0 million), of which NT$959.0 million (US$31.3 million) had been paid as of December 31, 2023.

(5)

Excludes material commitments for construction of approximately NT$30,181.1 million (US$985.7 million), of which NT$8,057.4 million (US$263.2 million) had been paid as of December 31, 2023, since the schedule of payments is difficult to determine.

(6)

Excludes our unfunded defined benefit obligation since the schedule of payments is difficult to determine. Under our defined benefit pension plans, we made pension contributions of approximately NT$597.9 million (US$19.5 million) in 2023, and we estimate that we will contribute approximately NT$600.4 million (US$19.6 million) in 2024. See note 23 to our consolidated financial statements included in this annual report.

(7)

Excludes uncertain tax liabilities. We recognized additional taxes payable of NT$246.0 million (US$8.0 million) and accrued interest and penalties of NT$20.2 million (US$0.7 million) related to uncertain tax positions as of or for the year ended December 31, 2023. Because we were unable to make a reasonable estimate of the timing of the tax audits, such balances were not included in the table.

In 2023, one of our subsidiaries failed to meet the financial covenants under its loan agreement on a semi-annual basis, but it obtained a waiver from the relevant bank excusing this breach. This breach was cured as of December 31, 2023. Except for the aforementioned matter, we and our subsidiaries were in compliance with all of the financial covenants of our existing loan agreements. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Restrictive covenants and broad default provisions in our existing debt agreements may materially restrict our operations as well as adversely affect our liquidity, financial condition, and results of operations.”

As of December 31, 2023, we had no contingent obligations, which normally consist of guarantees provided by us to our subsidiaries.

Capital Expenditures

Our capital expenditures for the years ended December 31, 2021, 2022, and 2023 for property, plant, and equipment were NT$74,417.5 million, NT$75,800.6 million, and NT$48,758.7 million (US$1,592.4 million), respectively. We had commitments for capital expenditures of approximately NT$56,943.6 million (US$1,859.7 million), of which NT$9,016.4 million (US$294.5 million) had been prepaid as of December 31, 2023, mainly in connection with the expansion of our worldwide operations. In addition, we are adaptable to changing customer needs and will be able to expand our footprint to other countries and regions as needed in the future. Any future expansion of our operating activities could result in additional capital expenditures. We anticipate our capital expenditures in 2024 will be financed through existing cash, expected cash flow from operations, and existing credit lines under our loan facilities and will consist of, among other things, additional machinery and equipment procurements for our capacity expansions. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” for more information.

We have made, and expect to continue to make, substantial capital expenditures in connection with the expansion of our production capacity. The table below sets forth our principal capital expenditures incurred for the years indicated.

	Year Ended December 31,
	2021	2022	2023
	NT$	NT$	NT$
	(in millions)
Land	1,126.0	1,453.8	424.1
Building and improvements	56,546.4	24,241.9	19,948.2
Machinery and equipment	16,745.1	50,104.9	28,386.4

Total	74,417.5	75,800.6	48,758.7

We had commitments for capital expenditures of approximately NT$56,943.6 million (US$1,859.7 million), of which NT$9,016.4 million (US$294.5 million) had been prepaid as of December 31, 2023, primarily in connection with the expansion of our operations. We estimate that our environmental capital expenditures for 2024 will be approximately US$29.4 million, of which 46.9% will be used in climate change adaptation. We may adjust our capital expenditures based on market conditions, the progress of our expansion plans, and cash flow from operations. Due to the rapid changes in technology in the semiconductor industry, we frequently need to invest more in land, buildings, factories as well as machinery and equipment, which may require us to raise additional capital. As we are responsive to changing customer needs and could expand our footprint to other countries and regions if needed in the future, we cannot ensure that we will be able to raise additional capital should it become necessary on terms acceptable to us, or at all. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—If we are unable to obtain sufficient funding in a timely manner or on acceptable terms, our results of operations and financial conditions may be materially and adversely affected.”

We believe that our cash and cash equivalents, short-term investments, expected cash flow from operations, and existing credit lines under our loan facilities will be sufficient to meet our capital expenditures, purchase commitments, working capital, cash obligations under our existing debts and lease arrangements, and other business requirements associated with existing operations, over the next 12 months and beyond. We currently hold cash primarily in U.S. dollars, RMB, NT dollars, Korean Won, Japanese yen, and EUR. As of December 31, 2023, we had contractual obligations of NT$208,764.5 million (US$6,817.9 million) due in the next three years. We currently expect to meet our payment obligations through the expected cash flow from operations, long-term borrowings, and the issuance of additional equity. We will continue to evaluate our capital structure and periodically may decide to increase or decrease our financial leverage through equity offerings or borrowings. The issuance of additional equity securities may result in additional dilution to our shareholders.

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

RESEARCH AND DEVELOPMENT

For 2022 and 2023, our research and development expenditures totaled approximately NT$24,369.9 million and NT$25,499.4 million (US$832.8 million), respectively. These expenditures represented approximately 3.7% and 4.4% of operating revenues in 2022 and 2023, respectively. As of December 31, 2023, we had a research and development team of 12,125 employees. We cultivate and maintain a research and development engineering team that continuously surveys and adapts to the latest trends in technology. Our research and development activities are primarily directed toward optimizing relevant technologies in key components, manufacturing processes, and product development. Our research and development objectives are to enhance the performance of our products and drive greater business growth. To incentivize innovation and encourage our employees to engage in research and development, we offer cash rewards to employees that contribute significantly to our research efforts.

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

In addition to investing in the development of more advanced packaging technology and improving production efficiency, some portion of our research and development efforts is focused on the development of IC substrate. Substrate is the principal raw material for BGA packages. Development and production of IC substrates involve complex technology. We are currently working closely with certain first-tier substrate suppliers in Asia, primarily including those located in Japan, Taiwan, Korea, and the P.R.C. We believe that our successful cooperation with substrate suppliers to enhance overall substrate production capability and meet future package requirements has enabled us to capture an increasingly important value-added component of the packaging process and helped ensure a stable and cost-effective supply of substrates for our BGA packaging operations and shortened time to market.

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

TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from January 1, 2023 to December 31, 2023 that are reasonably likely to have a material effect on our operating revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to not be indicative of future operating results or financial conditions.

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

Compensation Committee

Our compensation committee currently consists of Shen-Fu Yu, the chairman of our compensation committee, Wen-Chyi Ong, and Hsiao-Ying Ku. Our board of directors established a compensation committee to satisfy the requirements under the R.O.C. Securities and Exchange Act. As stipulated by relevant R.O.C. regulations, a majority of the committee members shall be independent directors, and the committee members shall elect an independent director to serve as meeting chairman and convener, who will represent the committee externally. We do not assess the independence of our compensation committee member(s) under the independence requirements of the NYSE listing standards but adopt the independence standard as promulgated under the R.O.C. Regulations Governing the Appointment and Exercise of Powers by the Remuneration Committee of a Company Whose Stock Is Listed on the TWSE or the Taipei Exchange. Our compensation committee meets at least twice a year. Our board of directors has adopted a compensation committee charter for our compensation committee. The compensation committee shall exercise the due care of a good administrator and faithfully perform the duties listed below, and shall submit its recommendations to the board of directors for discussion. (i) Prescribe and periodically review the performance review and remuneration policy, system, standards, and structure for directors and managerial officers. (ii) Periodically evaluate and prescribe the remuneration of directors managerial officers. (iii) The compensation committee shall exercise the care of a good administrator to examine remuneration system for directors, supervisors and managerial officers adopted by the board of directors of a subsidiary and the reference data related to the remuneration of directors, supervisors, and managerial officers submitted by the subsidiary and submit its opinion to the board of directors.

Risk Management Committee

Our risk management committee currently consists of Shen-Fu Yu, the chairman of our risk management committee, Mei-Yueh Ho, and Du-Tsuen Uang. In December 2019, our board of directors passed a resolution to establish a risk management committee, which has no less than half of its membership comprised of independent directors, and approved its charter to enable us to discover and preempt internal and external operational risks. The risk management committee is responsible for overseeing overall risk management, implementing the decisions of the board of directors in connection to risk management, coordinating and promoting interdepartmental risk management plans, supervising and managing overall risk control and remedial mechanisms, and auditing and integrating each risk control report. Our risk management committee convenes regular meetings at least twice a year and files an annual report to our board of directors to inform the board about the status of risk management implementation and share insights for optimization. In July 2023, our risk management system passed BSI verification according to ISO 31000 and received the Risk Management Framework Compliance statement of conformity.

The following table sets forth information regarding all of our directors as of January 31, 2024. In accordance with R.O.C. law, each of our directors is elected either in his or her capacity as an individual or as an individual representative of a corporation or government. Persons designated to represent corporate or government shareholders as directors are nominated by such shareholders at the shareholders’ meeting and may be replaced as representatives by such shareholders at will. Of the current directors, nine represent ASE Enterprises Limited. The remaining directors serve in their capacity as individuals.

Name	Position	Director Since	Age	Other Significant Positions Held Outside of ASEH
Jason C.S. Chang(1)(2)	Director and Chairman	2018	79	None
Richard H.P. Chang(1)(2)	Director, Vice Chairman and President	2018	77	Chairman, Sino Horizon Holdings Ltd.
Chi-Wen Tsai(2)	Director; Chairman and President, SPIL	2018	76	None
Yen-Chun Chang(2)	Director; Chief Operating Officer, SPIL	2021	68	None
Tien Wu(2)	Director and Chief Operating Officer	2018	66	None
Joseph Tung(2)	Director and Chief Financial Officer	2018	65	None
Raymond Lo(2)	Director; General Manager, Kaohsiung packaging facility	2018	69	None
Tien-Szu Chen(2)	Director; General Manager, ASE Inc. Chung-Li branch	2018	62	None
Jeffrey Chen(2)	Director; Chairman, Universal Scientific Industrial (Shanghai) Co., Ltd.	2018	59	Independent Director, and a member of the compensation committee and audit committee, Mercuries & Associates Holding Ltd.
Rutherford Chang(3)	Director; General Manager, China Region of ASE Inc.	2018	44	None
Shen-Fu Yu	Independent Director and Member, Audit Committee, Compensation Committee, and Risk Management Committee	2018	79	Independent Director, TaiGen Biopharmaceuticals Holdings Ltd.
Mei-Yueh Ho	Independent Director and Member, Audit Committee, and Risk Management Committee	2018	73	Independent Director, Center Laboratories, Inc., Onward Therapeutics SA and Acer Inc.; Director, KINPO Electronics Inc.
Wen-Chyi Ong	Independent Director and Member, Audit Committee, and Compensation Committee	2021	64	Independent Director, Formosa Plastics Corporation

(1)	Jason C.S. Chang and Richard H.P. Chang are brothers.
(2)

Representative of ASE Enterprises Limited, a company organized under the laws of Hong Kong, which held 15.59% of our total outstanding shares as of January 31, 2024. All of the outstanding shares of ASE Enterprises Limited are held through intermediary holding companies and under a revocable trust established under the laws of the Bailiwick of Guernsey for the benefit of our Chairman, Jason C.S. Chang, and his family.

(3)	Rutherford Chang is the son of Jason C.S. Chang.

Audit Committee

For a discussion of our audit committee, see “—Directors and Senior Management—Directors.”

Executive Officers

The following table sets forth information regarding all of our executive officers as of January 31, 2024.

Name	Position	Years with the Company	Age
Jason C.S. Chang	Chairman	39	79
Richard H.P. Chang	Vice Chairman and President	39	77
Chi-Wen Tsai	Chairman and President, SPIL	39	76
Yen-Chun Chang	Director and Chief Operating Officer, SPIL	39	68
Tien Wu	Chief Operating Officer	23	66
Joseph Tung	Chief Financial Officer	29	65
Raymond Lo	General Manager, ASE Test Taiwan and Kaohsiung packaging facility	37	69
Tien-Szu Chen	General Manager, ASE Inc. Chung-Li branch	35	62
Rutherford Chang	General Manager, China Region of ASE Inc.	18	44
Du-Tsuen Uang	Chief Administration Officer	21	64
Andrew Tang	Chief Procurement Officer; Vice Chairman, ASE Inc.	9	48
Chun-Che Lee	General Manager, ASE Electronics	39	64
Chung Lin	General Manager, ASE Shanghai	19	60
Gichol Lee	General Manager, ASE Korea	26	61
Chih-Hsiao Chung	General Manager, ASE Japan and Wuxi Tongzhi	24	59
Kwai Mun Lee	President, ASE South-East Asia operations	25	61
Yean Peng Chen	General Manager, ASE Singapore Pte. Ltd.	25	52
Heng Ee Ooi	General Manager, ASE Malaysia	29	55
Kenneth Hsiang	Chief Executive Officer, ISE Labs and ISE Shanghai	24	53
Chi-Pin Chang	General Manager, Siliconware USA, Inc.	34	56
Kevin Yu	General Manager, SZ	28	50
Jeffrey Chen	Chairman, Universal Scientific Industrial (Shanghai) Co., Ltd.	29	59
Chen-Yen Wei	Chairman, Universal Scientific Industrial Co., Ltd.; President, Universal Scientific Industrial (Shanghai) Co., Ltd.; General Manager, Universal Global Scientific Industrial Co., Ltd.	44	69
Jing Cao	General Manager, Universal Global Technology (Shanghai) Co., Ltd.	8	64
Ta-I Lin	General Manager, Universal Global Technology (Kunshan) Co. Ltd.	36	60
Yueh-Ming Lin	General Manager, Universal Global Technology (Huizhou) Co., Ltd.	28	58
Hui-Min Liu	General Manager, UNIVERSAL SCIENTIFIC INDUSTRIAL VIETNAM COMPANY LIMITED	20	51
Bernardo Santos Balderrama	General Manager, Universal Scientific Industrial De Mexico S.A. De C.V.	4	55
Nicolas Denis	Chief Executive Officer, Financière AFG	3	52
Ying Pin Wu	General Manager, Asteelflash Suzhou Co., Ltd.	15	57

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

Tien Wu has served as a director and chief operating officer of ASEH since its founding in April 2018. Dr. Wu is currently the chief executive officer of ASE Inc. Prior to joining ASE Inc. in March 2000, Dr. Wu had worked at IBM. In 2024, Dr. Wu was elected to the United States National Academy of Engineering for work in sustainable electronics manufacturing and advancements in the high-volume production of semiconductor packaging. Dr. Wu holds a bachelor’s degree in Civil Engineering from National Taiwan University in Taiwan, and a master’s and a doctorate degree in Mechanical Engineering and Applied Mechanics from the University of Pennsylvania. In 2015, Dr. Wu received an Honorary Degree of Doctor of Science from Binghamton University in New York.

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

Mei-Yueh Ho has served as an independent director of ASEH since June 2018. She is also a member of the audit committee and risk management committee of ASEH. Ms. Ho is an independent director of Center Laboratories, Inc., Onward Therapeutics S.A., and Acer Inc., and is a member of the audit committee of Center Laboratories, Inc. and Onward Therapeutics SA. She is also a member of the compensation committee of Center Laboratories, Inc. and a board director of KINPO Electronics Inc. Ms. Ho served as Minister of Ministry of Economic Affairs, R.O.C. from May 2004 to January 2006. She was also Chairperson of the Council for Economic Planning and Development, R.O.C. from May 2007 to May 2008. Ms. Ho holds a bachelor’s degree in Agricultural Chemistry from National Taiwan University in Taiwan.

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

Du-Tsuen Uang has served as chief administrative officer of ASEH since its founding in April 2018. He also has served as chief corporate governance officer of ASEH since March 2019, and chief risk officer of ASEH since February 2020. As one of ASEH’s managing team members, Mr. Uang has also served as chief administrative officer of ASE Inc. since August 2017. Other than the aforementioned positions, Mr. Uang has also served as the chairman/ general manager of Advanced Semiconductor Engineering (China) Ltd., general manager/ director of ASE Social Enterprise Co., Ltd. and ASE Assembly & Test (Shanghai) Limited, and a director of ASE Environmental Protection and Sustainability Foundation, ASE Inc., USI Shanghai, Hung Ching and Sino Horizon Holdings Ltd. Outside of ASEH, Mr. Uang is also an independent director of Bank of Kaohsiung. He is an honorary professor in the law department at Ming Chuan University. Prior to joining ASEH, Mr. Uang was the dean and professor in the law department at Ming Chuan University. Mr. Uang was also a senior chief secretary of the Taiwan Ministry of Economic Affairs Central Bureau of Standards, commissioner of Taiwan FTC, and an independent director of First Commercial Bank. Mr. Uang received his Ph.D. in Law from National Cheng-Chi University in Taiwan.

Andrew Tang holds the positions of chief procurement officer for ASEH since September 2023 and vice-chairman and deputy chief executive officer for ASE Inc. Mr. Tang is also a director of ASE Inc., ASE Cultural & Education Foundation, and ASE Environmental Protection and Sustainability Foundation. Prior to joining ASE in August 2014, Mr. Tang worked at privately-held and publicly-held investment firms, including Morgan Stanley in New York. Mr. Tang holds a bachelor’s degree in Mathematics and Economics from Yale University. Mr. Tang is the son-in-law of Mr. Jason C.S. Chang, our chairman.

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

Yueh-Ming Lin has served as general manager of Universal Global Technology (Huizhou) Co. Ltd. since April 2019 and vice president of the Global Operation Management (Shenzhen) Division of USI Electronics (Shenzhen) Co. Ltd. since February 2017. He joined USI as a section manager in October 1995. He holds a bachelor’s degree in Electrical Engineering from Feng Chia University in Taiwan.

Hui-Min Liu has served as general manager of UNIVERSAL SCIENTIFIC INDUSTRIAL VIETNAM COMPANY LIMITED since May 2021 and vice president of ALCMM group of USI since December 2020. He joined USI as an assistant manager in October 2003. He holds a master’s degree in Mechanical Engineering from YUNLIN University of Science and Technology in Taiwan.

Bernardo Santos Balderrama has served as Universal Scientific Industrial De Mexico S.A. De C.V. assistant vice president since September 2019 and general manager since May 2020. He worked in various OEM companies including Visteon Electronics in Chihuahua Chih. Mexico, Delphi Mechatronics Systems in Matamoros, Tamaulipas, Mexico, and he became the operations director of Jabil Guadalajara, which is Jabil’s largest site in the Americas, where he stayed until he joined Universal Scientific Industrial De Mexico S.A. De C.V. He holds a bachelor’s degree in Mechanical Design Engineering, a second degree in Electronics Engineering and a master’s degree in Business Administration from Universidad Autonoma de Nuevo Leon. He is also certified as a Six Sigma Black Belt by the ASQ.

Nicolas Denis has served as chief executive officer of Financière AFG since December 2023. He joined Asteelflash in July 2020, where he held various positions within Asteelflash, serving as chief executive officer of Asteelflash France and Senior Vice-President, EMEA. Prior to joining Asteelflash, he held various leadership positions in OEM companies including Sagemcom. He holds master’s degrees in engineering from Ecole Polytechnique and Ecole des Mines ParisTech in France.

Ying Pin Wu has served as general manager of Asteelflash Suzhou Co., Ltd. since January 2009. He joined Asteelflash Group in 2008 via the acquisition of Flash Electronics, Inc. by ASTEEL. He previously served in a variety of finance positions within Flash Electronics, Inc. and now is responsible for business management & operations in the APAC region for FAFG, operations at USI Kunshan’s site, and business management in USI’s Visual Product business unit. He holds a master’s degree in Business Administration from California State University.

The business address of our directors and executive officers is our registered office.

COMPENSATION

In 2023, we recorded expenses of approximately NT$1,415.0 million (US$46.2 million) as remuneration to our directors and executive officers. In 2023, we accrued pension costs of NT$11.9 million (US$0.4 million) for retirement benefits for our management.

Our Articles of Incorporation stipulates to distribute employees’ compensation and remuneration to directors at the rates of 0.01%-1.00% and no higher than 0.75%, respectively, of net profit before income tax, employees’ compensation and remuneration to directors. We recorded NT$127.0 million (US$4.1 million) as compensation to our directors for the year ended December 31, 2023. On March 28, 2024, our board of directors approved the directors’ compensation in the amount of NT$125.0 million (US$4.1 million). The differences are recorded as a change in accounting estimate and will be adjusted in 2024.

In addition, our Articles of Incorporation sets the renumeration of our independent directors at NT$3.0 million (US$0.1 million) per year.

We have not provided any loans to, or guarantees for, the benefit of any of our directors or executive officers. For information regarding our pension and other retirement plans and those of our subsidiaries, see Note 23 to our consolidated financial statements included in this annual report.

Employee Compensation

We award bonuses to employees of ASEH and its subsidiaries who are located in Taiwan based on overall income and individual performance targets. Employees are eligible to receive bonuses in the form of our Common Shares valued at the closing price (after adjustment with consideration of the effects on the share price, if any, brought by cash and stock dividends resolved at shareholders’ meetings) of our Common Shares on the day prior to our meeting of the board of directors. Actual amounts of compensation to individual employees are determined based upon the employee meeting specified individual performance objectives. We recorded NT$79.4 million (US$2.6 million) as compensation to our employees for the year ended December 31, 2023. On March 28, 2024, our board of directors approved the employees’ compensation in the amount of NT$79.5 million (US$2.6 million) in cash. The differences are recorded as a change in accounting estimate and will be adjusted in 2024.

Share-Based Payment Arrangements

ASEH Employee Share Option Plans

ASEH assumed ASE’s obligations of outstanding employee stock option plans on April 30, 2018, including the 2015 employee share option plan. In addition, ASEH adopted the first and the second employee share option plans in November 2018 and August 2023, respectively. As a result, as of December 31, 2023, ASEH maintained three employee stock option plans, adopted in 2015, 2018, and 2023, respectively.

Pursuant to these plans, our full-time employees are eligible to receive share options. Under the 2015, 2018 and 2023 plans, each share option represents the right to purchase one ordinary share of the Company when exercised. The right of those share options granted under the plan is valid for 10 years, non-transferable and exercisable at certain percentages subsequent to the second anniversary of the grant date. For any subsequent changes in certain prescribed criteria stipulated in these employee share option plans, the exercise price is accordingly adjusted.

As of December 31, 2023, 5,229 thousand options were outstanding with an exercise price of NT$73.0 per Share under the 2015 plan, 57,486 thousand options were outstanding with an exercise price of NT$44.1 per Share under the 2018 plan, and 149,525 thousand options were outstanding with an exercise price of NT$107.0 per Share under the 2023 plan.

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

The 2021 RSAs deposited in the trust account are subject to forfeiture restrictions, for example, they are non-transferrable, redeemable or revocable by ASEH upon termination of employment and/or upon material breach of employment agreement, or if the eligible participant fails to reach specific performance targets. Vesting of the 2021 RSAs to the eligible participant is subject to personal performance targets and ASEH’s operation objectives, as specified under the 2021 RSA Plan. In three years after the date of issuance, the maximum number of 2021 RSAs that can vest each year is limited to one-third of the total 2021 RSAs granted for each participant. Eligible participants will be entitled to certain economic benefits, same as the other Common Shares holders, of the unvested 2021 RSAs, including stock dividends, cash dividends, rights to receive from legal reserve and capital surplus, and share options at cash capital increase, which benefits will be accrued in the trust account and transfer to the participant upon vesting. All of the 2021 RSAs under the 2021 RSA Plan have been granted to the eligible participants and issued pursuant to the custodian agreement. As of December 31, 2023, 4,965 thousand shares of 2021 RSAs remain restricted.

On March 28, 2024, our board of directors resolved to issue an employee restricted stock award plan and grant up to 16,500 thousand Common Shares of ASEH to our full-time employees in order to promote employee retention and provide rewards.

AMPI Share Option Plans

In May 2021, AMPI adopted an employee share option plan with the issuance of 10,000 thousand units. The options are valid for 10 years, non-transferable and exercisable at certain percentages subsequent to the second anniversary of the grant date. For any subsequent changes in AMPI’s capital structure, the exercise price will be adjusted accordingly. AMPI’s board of directors resolved a capital reduction which record date was determined at July 25, 2022, and the exercise price of its share options was adjusted from NT$7.5 to NT$30.0 accordingly. As of December 31, 2023, 3,100 thousand options were outstanding with an exercise price of NT$30.0 per share.

USI Shanghai Share Option Plans

Under the share option plan USI Shanghai adopted in 2015, each unit represents the right to purchase one ordinary share of USI Shanghai when exercised. The options are valid for 10 years, non-transferable and exercisable at certain percentages subsequent to the second anniversary of the grant date, subject to certain performance conditions. For any subsequent changes in USI Shanghai’s capital structure, the exercise price is accordingly adjusted.

In 2019, USI Shanghai adopted a new share option plan and granted 17,167 thousand share options to its employees. Each unit represents the right to purchase one ordinary share of USI Shanghai when exercised. The options are valid for 3.0 years, 4.0 years and 5.0 years, respectively, and are exercisable at certain percentages within 12 months subsequent to the second, the third and the fourth anniversary of the grant date subject to the satisfaction of certain performance conditions within each respective vesting period. In the event that USI Shanghai increases share capital by capital surplus or by cash, or distributes share dividends or cash dividends, the exercisable share option units and the exercise price are accordingly adjusted.

In 2020, USI Shanghai adopted another share option plan and granted 1,140 thousand share options to its employees. The conditions of these issued share options are the same as the share options plan that issued in 2019, except that the options are valid for 2.2 years, 3.2 years, and 4.2 years, respectively and with each respective vesting period of 1.2 years, 2.2 years, and 3.2 years.

In September 2023, an extraordinary general shareholders’ meeting of USI Shanghai resolved to adopt another share option plan. In October 2023, the board of directors resolved to grant 14,506 thousand share options to its employees. The conditions attached to issued 2023 share options are the same as those under the 2019 share options plan, except that the options are valid for 2 years and 3 years, respectively, with respective vesting periods of 1 year and 2 years.

As of December 31, 2023, 11,649 thousand options were outstanding with an exercise price of RMB15.5 per Share under the 2015 plan, 3,364 thousand options were outstanding with an exercise price of RMB12.0 per Share under the 2019 plan, 297 thousand options were outstanding with an exercise price of RMB20.5 per Share under the 2020 plan, and 14,418 thousand options were outstanding with an exercise price of RMB14.5 per Share under the 2023 plan.

USI Shanghai Restricted Stock Plans

In 2019, USI Shanghai adopted a restricted stock plan and granted 6,156 thousand ordinary shares to its directors (excluding independent directors), supervisors and employees. In April 2020, the board of directors further resolved to grant 6,403 thousand ordinary shares instead, while other terms remained constant. The plan was of three phases starting from 2019 and each phase lasts for one year with a valid period of 4.5 years, 3.5 years, and 2.5 years, respectively. Upon satisfaction of certain performance conditions in each phase, participants are entitled to subscribe a certain percentage of the total USI Shanghai’s ordinary shares issued under the plan with a lock-up period of one year. The valid period may be terminated early or extended prior to one month of the expiration date depending on the conditions of ordinary shares granted. In the event that USI Shanghai increases share capital by capital surplus or by cash, or distributes share dividends or cash dividends, the exercise price is accordingly adjusted. All stocks granted under this restricted stock plan have been exercised during 2023.

In 2020, USI Shanghai adopted another restricted stock plan and granted 425 thousand ordinary shares to its employees. The conditions of these issued restricted stocks are the same as the restricted stock plan that was issued in 2019, except that the restricted stocks are valid for 2 years and the ordinary shares that USI Shanghai would issue to participants come with a lock-up period of 1.3 years. All stocks granted under this restricted stock plan have been forfeited, expired, or exercised during 2022.

In 2021, USI Shanghai adopted another restricted stock plan and granted 281 thousand ordinary shares to its expatriate staff. The conditions of issued 2021 restricted stocks are the same as those under the 2020 restricted stock plan. All stocks granted under this restricted stock plan have been forfeited or exercised during 2023.

In September 2023, an extraordinary general shareholders’ meeting of USI Shanghai resolved to adopt a restricted stock plan, and granted 372 thousand shares and 5,722 thousand shares in November 2023 and January 2024, respectively, to its directors (excluding independent directors), supervisors and employees. The options are valid for 3 years. The validity period may be terminated or extended prior to one month of the expiration date, subject to the conditions of ordinary shares granted. Upon satisfaction of certain performance conditions in each phase specified under the plan, participants are entitled to subscribe to USI Shanghai’s ordinary shares issued under the plan at a certain percentage at the end of the applicable lock-up period. The plan consists of 2 phases with a lock-up period of 1 year and 2 years, respectively.

As of December 31, 2023, USI Shanghai maintained one restricted stock plan adopted in 2023, pursuant to which 372 thousand options were outstanding with an exercise price of RMB14.5 per share.

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

EMPLOYEES

The following table sets forth certain information concerning our employees as of the dates indicated.

	As of December 31,
	2021	2022	2023
Total	95,727	97,079	92,894
Function
Direct labor	50,352	49,631	45,826
Indirect labor (manufacturing)	27,446	28,242	29,933
Indirect labor (selling and administration)	8,001	8,173	8,010
Research and development	9,928	11,033	12,125
Location
Taiwan	59,315	61,908	58,230
P.R.C. and Hong Kong	21,816	19,895	17,855
Korea	2,638	2,480	2,399
Malaysia	3,590	3,724	3,410
Mexico	2,776	2,873	3,760
Singapore	797	884	907
Japan	545	566	446
Vietnam	573	768	746
U.S.	560	611	664
Poland	159	303	399
Tunisia	1,155	1,248	1,182
Germany	561	547	872
France	955	971	1,100
Czech Republic	182	169	156
United Kingdom	100	127	138
Belgium	5	5	5
Hungary	—	—	625

Eligible employees may participate in our and our subsidiaries’ employee share options plans and restricted stock plans. See “—Compensation.”

We have never experienced a work stoppage caused by our employees. We believe that our relationship with our employees is good.

SHARE OWNERSHIP

The following table sets forth certain information with respect to our Common Shares and options of ASEH exercisable for our Common Shares held by our directors and executive officers as of January 31, 2024. Percentage of beneficial ownership is based on 4,388,322,087 Common Shares outstanding as of January 31, 2024.

Director or Executive Officer	Number of ASEH Common Shares Beneficially Held(1)		Percentage of ASEH Total Common Shares Issued and Outstanding	Number of Options Exercisable(2)	Exercise Price of Options (NT$)	Expiration Date of Options
Jason C.S. Chang	949,352,706	(3)	21.63%	3,000,000	44.1	2028/11/23
Richard H. P. Chang	124,175,228		2.83%	3,000,000	44.1	2028/11/23
Chi-Wen Tsai	14,730,000		*	*	44.1	2028/11/23
Yen-Chun Chang	1,700,000		*	*	44.1	2028/11/23
Tien Wu	6,477,473		*	*	44.1	2028/11/23
Joseph Tung	3,715,411		*	*	44.1	2028/11/23
Raymond Lo	3,083,430		*	*	44.1	2028/11/23
Tien-Szu Chen	2,181,821		*	*	44.1	2028/11/23
Jeffrey Chen	1,683,000		*	*	44.1	2028/11/23
Rutherford Chang	1,832,647		*	*	44.1	2028/11/23
Shen-Fu Yu	2,388		*	0	—	—
Mei-Yueh Ho	0		0.00%	0	—	—
Wen-Chyi Ong	0		0.00%	0	—	—
Du-Tsuen Uang	530,000		*	*	44.1	2028/11/23
Andrew Tang	140,000		*	*	44.1	2028/11/23
Chun-Che Lee	3,027,251		*	*	44.1	2028/11/23
Chung Lin	70,278		*	*	44.1	2028/11/23
Gichol Lee	0		0.00%	0	—	—
Chih-Hsiao Chung	489		*	*	44.1	2028/11/23
Kwai Mun Lee	0		0.00%	0	—	—
Yean Peng Chen	0		0.00%	0	—	—
Heng Ee Ooi	0		0.00%	0	—	—
Kenneth Hsiang	80,000		*	*	44.1	2028/11/23
Chi-Pin Chang	15,475		*	*	44.1	2028/11/23
Kevin Yu	305,000		*	*	44.1	2028/11/23
Chen-Yen Wei	366,115		*	0	—	—
Jing Cao	0		0.00%	0	—	—
Ta-I Lin	0		0.00%	0	—	—
Yueh-Ming Lin	0		0.00%	0	—	—
Hui-Min Liu	0		0.00%	0	—	—
Bernardo Santos Balderrama	0		0.00%	0	—	—
Nicolas Denis	0		0.00%	0	—	—
Ying Pin Wu	0		0.00%	0	—	—

(1)	Including shares directly held and shares beneficially owned through spouse and minor children, as well as shares held in the form of 2021 RSAs.
(2)	Each option may be converted into one of our Common Shares. The figures referred to herein include options convertible into our Common Shares scheduled to vest within 60 days as of the date hereof.
(3)

Including 684,327,886 Common Shares Jason C.S. Chang beneficially owned through ASE Enterprises Limited, Aintree Limited and JC Holdings Limited and 265,024,820 Common Shares beneficially owned through Value Tower Limited and JC Holdings Limited. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

*	The sum of the number of Common Shares held and the number of Common Shares issuable upon exercise of all options held is less than 1.00% of our total outstanding shares.

DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

None.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth information known to us with respect to the beneficial ownership of our Common Shares, as of January 31, 2024, by each shareholder known by us to beneficially own more than 5.0% of our total outstanding shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Percentage of beneficial ownership is calculated based on 4,388,322,087 Common Shares outstanding as of January 31, 2024. In addition, when computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Name of Shareholder	Common Shares Beneficially Owned
	Number	Percentage
Jason C.S. Chang(1)	949,352,706	21.63%

(1)

Jason C.S. Chang is our chairman. Jason C.S. Chang beneficially owned 684,327,886 Common Shares through ASE Enterprises Limited, Aintree Limited, and JC Holdings Limited, and 265,024,820 Common Shares through Value Tower Limited and JC Holdings Limited. As a result, Jason C.S. Chang beneficially owned 949,352,706 Common Shares, representing 21.63% of our total outstanding shares (based on 4,388,322,087 Common Shares as of January 31, 2024). ASE Enterprises Limited is a company organized under the laws of Hong Kong. All of the outstanding shares of ASE Enterprises Limited are held by Aintree Limited. Aintree Limited is a company organized under the laws of the British Virgin Islands. All of the shares of Aintree Limited are held by JC Holdings Limited. Value Tower Limited is a company organized under the laws of the British Virgin Islands. Jason C.S. Chang is the sole director of Value Tower Limited and JC Holdings Limited is the sole shareholder of Value Tower Limited. The shares of JC Holdings Limited are held through intermediary holding companies and under a revocable trust established under the laws of the Bailiwick of Guernsey for the benefit of our chairman, Jason C.S. Chang, and his family. There were no significant changes in the percentage of ownership beneficially owned by Jason C.S. Chang in 2021, 2022, and 2023.

The following table sets forth information relating to our Common Shares held directly by our consolidated subsidiaries and our equity method investee as of January 31, 2024.

Name of Shareholder	Common Shares Beneficially Owned
	Number	Percentage
ASE(1)(3)	67,452,117	1.54%
ASE Test Taiwan(2)(3)	5,489,388	0.13%
Hung Ching(4)	44,130,751	1.01%

(1)	ASE is our wholly owned subsidiary. ASE’s ownership of our Common Shares is the result of the merger, subsequent dividends upon shares received in connection with merger and capital reduction.
(2)

ASE Test Taiwan is our wholly owned subsidiary. ASE Test Taiwan’s ownership of our Common Shares is mainly the result of the merger of ASE Material with and into ASE in August 2004, and subsequent dividends upon shares received in connection with this merger. In order to comply with Singapore Companies Act, a trust had been established to hold and dispose of our Common Shares issued to ASE Test Taiwan, which had been a subsidiary of ASE Test, upon completion of the merger. In December 2014, the trust established to hold the Common Shares issued to ASE Test Taiwan had been terminated because ASE Test Taiwan was no longer a subsidiary owned by ASE Test and therefore no longer subject to Singapore Companies Act requirements. As a result, ASE Test Taiwan directly owned 5,489,388 of our Common Shares.

(3)

In order to comply with Singapore law and other applicable laws and regulations, trusts organized under R.O.C. law were established to hold and dispose of our Common Shares issued to ASE Test and ASE Test Taiwan in connection with the merger of ASE Chung Li and ASE Material into our company in August 2004. Under Section 76(1)(b)(ii) of Singapore’s Companies Act, Chapter 50, ASE Test, a Singapore company, may not purport to acquire, directly or indirectly, shares or units of shares in our company, ASE Test’s parent company. Pursuant to the applicable trust agreements, the trustee under each trust is (1) the registered owner of our Common Shares, (2) authorized to exercise all of the rights as a shareholder of our Common Shares, (3) authorized to sell our Common Shares, subject to market conditions, when such Common Shares become available for resale under R.O.C. law and in accordance with volume limitations under R.O.C. law, at its sole discretion; provided such Common Shares are sold (i) in compliance with R.O.C. laws and regulations, (ii) in an orderly manner in order to minimize the impact on the trading price of our Common Shares, and (iii) in a manner consistent with its fiduciary duties owed to ASE Test, and (4) able to transfer and deliver to ASE Test or ASE Test Taiwan the proceeds from the sale of our Common Shares and any cash dividends distributed, as the case may be. In 2010, to complete the tender offer to acquire Universal Scientific Industrial, ASE Test transferred 141,808,499 shares to the shareholders of Universal Scientific Industrial. Neither ASE Test nor ASE Test Taiwan have any rights with respect to our Common Shares held in trust pursuant to the applicable trust agreements other than the right to receive the proceeds from the sale of such Common Shares and cash dividends declared while the shares remain in trust. In 2014, the trust established to hold the Common Shares issued to ASE Test Taiwan had been terminated because ASE Test Taiwan was no longer a subsidiary owned by ASE Test and therefore no longer subject to the Singapore Companies Act requirements. In 2022, ASE Test and J&R Holding Limited reduced capital by remitting 44,100,236 and 23,351,881 of our Common Shares, respectively, to their shareholders, ASE. As a result, ASE Test Taiwan owned 5,489,388 of our Common Shares and ASE held 67,452,117 of our Common Shares.

(4)

Hung Ching is our equity method investee. As of January 31, 2024, we held 26.22% of the outstanding shares of Hung Ching. Hung Ching acquired our Common Shares in open market transactions, subsequent dividends upon the acquired shares and shares purchased pursuant to the rights offered by the Company.

As of January 31, 2024, none of our major shareholders had voting rights different from those of our other shareholders. We are not aware of any arrangement that may at a subsequent date result in a change of controlling interests. Furthermore, other than as disclosed above, we are not aware of any significant changes in the percentage of ownership held by our major shareholders in 2021, 2022, and 2023.

As of January 31, 2024, a total of 4,388,322,087 Common Shares were outstanding. With certain limited exceptions, holders of Common Shares that are not R.O.C. persons are required to hold their Common Shares through a brokerage account in the R.O.C. As of January 31, 2024, 314,328,442 Common Shares were registered in the name of a nominee of Citibank, N.A., the depositary under our ADS deposit agreement. Citibank, N.A. has advised us that, as of January 31, 2024, 157,163,815 ADSs, representing 314,327,630 Common Shares, were held of record by Cede & Co., and 55 ADSs, representing 110 Common Shares, were held by 3 other U.S. persons.

RELATED PARTY TRANSACTIONS

In order to demonstrate our commitment to environmental protection, in December 2013, ASE’s board of directors approved contributions to environmental protection efforts in Taiwan in a total amount of not less than NT$3,000.0 million (US$98.0 million), to be made in the next 30 years. In 2023, we have made contributions in the amount of NT$100.0 million (US$3.3 million) through the ASE Environmental Protection and Sustainability Foundation to continuously implement the activities related to environmental protection projects. In 2023, we have made contributions in the amount of NT$25.0 million (US$0.8 million) through the ASE Cultural and Educational Foundation to continuously promote activities related to cultural and educational public welfare. In December 2023, the board of directors of ASE resolved for disbursements of NT$100.0 million (US$3.3 million) in 2024 to the ASE Environmental Protection and Sustainability Foundation for promoting environmental protection and charitable activities in Taiwan.

In August 2021, ASE entered into a joint construction and housing unit allocation agreement with Hung Ching. The agreement stipulated that ASE and Hung Ching were to provide both a parcel of land located in Kaohsiung and funding for the joint construction of a plant. The agreement also included consultations with professional appraisal firms to evaluate the apportionment ratio of the joint construction project between the two companies. Pursuant to the agreement, ASE and its affiliates would have priority to purchase the property upon completion based upon the agreed joint construction apportionment. In August 2023, ASE’s board of directors resolved to purchase 74.46% interest in the plant and corresponding land holdings for NT$1,666.6 million (US$54.4 million) based upon the agreed-upon joint construction apportionment.

In May 2023, the boards of directors of ASE and ASE Test Taiwan resolved to dispose of their shareholdings in our subsidiary, Luchu Development Corporation. These shareholdings, consisting of 145,178 thousand ordinary shares and 40,981 thousand ordinary shares, respectively, were transferred to our equity method investee, Hung Ching. The disposal was completed in December 2023.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

Item 8. Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated financial statements are set forth under “Item 18. Financial Statements.”

Export Sales

We categorize our revenues geographically based on the country in which the customer is headquartered. Revenues from our export sales were NT$475,399.1 million, NT$587,217.5 million and NT$511,422.0 million (US$16,702.2 million) in 2021, 2022, and 2023, respectively, which contributed 83.4%, 87.5% and 87.9% of our total sales for those years, respectively. See “Item 4. Information on the Company—Business Overview—Sales and Marketing” for information on our export sales.

Legal Proceedings

K7 Plant Wastewater Discharge

On December 20, 2013, the Kaohsiung Environmental Protection Bureau (“KEPB”) imposed an administrative fine of NT$102.0 million (the “Original Fine”) upon us for violation of the Water Pollution Control Act. After we sought administrative remedies against the Original Fine, the Original Fine was revoked by final judgment of Supreme Administrative Court on June 8, 2017, and KEPB was ordered to refund the Original Fine to us. On December 27, 2019, KEPB refunded NT$55.1 million to us. On February 10, 2020, KEPB reimposed an administrative fine of NT$47.0 million (the “New Fine”) upon us and offset the New Fine by the remaining amount which shall be refunded to us, therefore no additional payment is required for the New Fine. After we filed an administrative appeal against the New Fine, the Administrative Appeal Review Committee of Kaohsiung City Government revoked the New Fine on December 15, 2020 and remanded to KEPB for another legitimate administrative action.

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

Any penalties, fines, damages, or settlements made in connection with these criminal, civil, and/or administrative investigations and/or lawsuits may divert management’s attention and resources, which may cause a material adverse effect on our results of operations, financial condition, and business. We are also unable to quantify the harm to our reputation should any adverse findings be made against us. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Any environmental claims or failure to comply with any present or future environmental laws and regulations, as well as any fire or other industrial accident, may require us to spend additional funds and may materially and adversely affect our financial condition and results of operations,” and “Item 4. Information on the Company—Business Overview—Environmental Matters.”

Dividends and Dividend Policy

On March 28, 2024, our board of directors adopted resolutions to pay cash dividends of NT$5.20 per share based on 4,392,105,237 shares, which equals the number of issued shares shown in the shareholders’ roster as of March 19, 2024. This proposal is subject to actual cash available and may be adjusted in line with fluctuations in our number of issued shares due to factors such as the exercise of share options, capital increases, or the cancellation and repurchase of treasury stock.

The following table sets forth the stock dividends paid during each of the years indicated and related information.

	Cash Dividends per Common Share	Stock Dividends per Common Share	Total Common Shares Issued as Stock Dividends	Outstanding Common Shares on Record Date(1)	Percentage of Outstanding Common Shares Represented by Stock Dividends
	NT$	NT$
2019	2.50	—	—	4,324,861,082	—
2020	2.00	—	—	4,338,439,132	—
2021	4.20	—	—	4,378,537,032	—
2022	7.00	—	—	4,357,425,832	—
2023	8.80	—	—	4,372,963,937	—

(1)	Aggregate number of Common Shares outstanding on the record date applicable to the dividend payment. Includes Common Shares issued in the previous year under our employee bonus plan.

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

According to our Articles of Incorporation, the remuneration of our independent directors is set at NT$3.0 million per person per year. For those that do not serve a full year, the remuneration will be calculated in proportion to the number of days of the term that were actually served. The additional remuneration of the Company’s independent directors who are also the members of the Company’s compensation committee is set at NT$360.0 thousand per person annually. For those that do not serve a full year, the additional remuneration will be calculated in proportion to the number of days of the term that were actually served. In addition, if we are profitable, we set aside 0.01% (inclusive) to 1.00% (inclusive) and 0.75% (inclusive) or less as compensation to employees and remuneration to directors, respectively, of net profit before income tax, employees’ compensation and remuneration to directors. While we have accumulated losses, the profit shall be set aside to compensate losses before distribution. See “Item 10. Additional information—Articles of Incorporation—Dividends and Distributions.”

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

Item 9. The Offer and Listing

OFFER AND LISTING DETAILS

Prior to the establishment of our current holding company, the common shares of ASE had been listed on the TWSE under the symbol “2311” from July 1989 until April 2018. ASE’s ADSs were listed on the NYSE under the symbol “ASX” from September 2000 until April 2018.

ASE Technology Holding Co., Ltd., our current holding company, was established by the combination of ASE and SPIL. Our Common Shares have been listed on the TWSE under the symbol “3711” since April 30, 2018. The TWSE is an auction market where the securities traded are priced according to supply and demand through announced bid and ask prices. As of January 31, 2024, there was an aggregate of 4,388,322,087 of our Common Shares outstanding.

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

Our ADSs have been listed on the NYSE under the symbol “ASX” since April 30, 2018. The outstanding ADSs are identified by the CUSIP number 00215W100. As of January 31, 2024, a total of 157,163,870 ADSs were outstanding.

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

If we are profitable, we set aside 0.01% (inclusive) to 1.00% (inclusive) and 0.75% (inclusive) or less as compensation to employees and remuneration to directors, respectively, of net profit before income tax, employees’ compensation and remuneration to directors. While we have accumulated losses, the profit shall be set aside to compensate losses before distribution.

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

Meetings of Shareholders

General shareholders’ meetings include both annual general meetings and extraordinary general meetings. We are required to hold an annual general meeting of our shareholders within six months following the end of each fiscal year. These meetings are generally held in Kaohsiung, Taiwan. Any shareholder who holds 1% or more of our issued and outstanding shares may submit one proposal for discussion at our annual general meeting. Extraordinary general shareholders’ meetings may be convened by resolution of the board of directors or by the board of directors upon the written request of any shareholder or shareholders who have held 3% or more of the outstanding Common Shares for a period of one year or longer or shareholders who have held more than 50% of the outstanding Common Shares for three months or longer. Shareholders’ meetings may also be convened by the audit committee. Notice in writing of meetings of shareholders, stating the place, time, and purpose, must be dispatched to each shareholder at least 30 days, in the case of annual general meetings, and 15 days, in the case of extraordinary meetings, before the date set for each meeting. A majority of the holders of all issued and outstanding Common Shares present at a shareholders’ meeting constitutes a quorum for meetings of shareholders.

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

Other Rights of Shareholders

Under the R.O.C. Company Law, dissenting shareholders are entitled to appraisal rights in certain major corporate actions such as a proposed amalgamation by the company. If agreement with the company cannot be reached, dissenting shareholders may seek a court order for the company to redeem all of their shares. Shareholders may exercise their appraisal rights by serving written notice on the company prior to or at the related shareholders’ meeting and/or by raising and registering an objection at the shareholders’ meeting. In addition to appraisal rights, shareholders have the right to sue for the annulment of any resolution adopted at a shareholders’ meeting where the procedures were legally defective within 30 days after the date of the shareholders’ meeting. One or more shareholders who have held 1% or more of the issued and outstanding shares of a company for a period of six months or longer may require the audit committee to bring a derivative action on behalf of the company against a director as a result of the director’s unlawful actions or failure to act.

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

Foreign investors (other than P.R.C. persons) who wish to make (i) direct investments in the shares of R.O.C. private companies or (ii) investment in 10.0% or more of the equity interest of a R.O.C. company listed on the TWSE or the Taipei Exchange in any single transaction are required to submit a foreign investment approval application to the DIR or other applicable government authority. The DIR or such other government authority reviews each foreign investment approval application and approves or disapproves each application after consultation with other governmental agencies (such as the Central Bank of the Republic of China (Taiwan) and the FSC).

Under current R.O.C. law, any non-R.O.C. person possessing a foreign investment approval may remit capital for the approved investment and is entitled to repatriate annual net profits, interest, and cash dividends attributable to the approved investment. Dividends attributable to such investment may be repatriated upon submitting certain required documents to the remitting bank, and investment capital and capital gains attributable to such investment may be repatriated after approvals of the DIR or other government authorities have been obtained.

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

In addition to investments permitted under the P.R.C. Regulations, P.R.C. investors who wish to make (i) a direct investment in the shares of R.O.C. private companies or (ii) investments, individually or in the aggregate, in 10.0% or more of the equity interest of a R.O.C. company listed on the TWSE or the Taipei Exchange, are required to submit an investment approval application to the DIR or other government authority. The DIR or such other government authority reviews each investment approval application and approves or disapproves each application after consultation with other governmental agencies.

In addition to the general restriction against a direct investment by P.R.C. investors in securities of R.O.C. companies, P.R.C. investors may only invest in certain industries on the “positive list” promulgated by the Executive Yuan. Furthermore, a P.R.C. investor who wishes to be elected as a R.O.C. company’s director or supervisor shall submit an investment approval application to the DIR or other government authority for approval.

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

Apart from trade-related or service-related foreign exchange transactions, R.O.C. companies and individual residents of the R.O.C. reaching the age of 18 years old may, without foreign exchange approval, remit foreign currency of up to US$50 million (or its equivalent) and US$5 million (or its equivalent) to and from the R.O.C. (or such other amount as determined by the Central Bank of the Republic of China (Taiwan) from time to time at its discretion in consideration of the economic and financial conditions of the R.O.C. or the needs to maintain the order of the foreign exchange market in the R.O.C.), respectively, in each calendar year. The above limits apply to remittances involving either a conversion of NT dollars into a foreign currency or a conversion of foreign currency into NT dollars. In addition, a requirement is also imposed on all enterprises incorporated or registered in the R.O.C. to register their medium- and long-term foreign debts with the Central Bank of the Republic of China (Taiwan).

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

Tax Treaty

At present, the R.O.C. has income tax treaties with Indonesia, Singapore, New Zealand, Australia, the United Kingdom, South Africa, Gambia, eSwatini (Swaziland), Malaysia, North Macedonia, the Netherlands, Senegal, Sweden, Belgium, Denmark, Israel, Vietnam, Paraguay, Hungary, France, India, Slovakia, Switzerland, Germany, Thailand, Kiribati, Luxembourg, Austria, Italy, Japan, Canada, Poland, Czech Republic, Saudi Arabia, and Korea. These tax treaties may limit the rate of R.O.C. withholding tax on dividends paid with respect to common shares issued by R.O.C. companies. A non-R.O.C. holder of ADSs may or may not be considered as the beneficial owner of common shares for the purposes of such treaties. Accordingly, holders of ADSs who wish to apply a reduced withholding tax rate that is provided under a tax treaty should consult their own tax advisers concerning such application. The U.S. does not have an income tax treaty with the R.O.C.

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

Passive Foreign Investment Company Rules

We believe that we were not a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for our 2023 taxable year. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including its equity investments), there can be no assurance that we will not be a PFIC for any taxable year.

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

Interest Rate Risk. Our exposure to interest rate risks relates primarily to our borrowings with floating rates, which are normally incurred to support our corporate activities and capital expenditures. We utilized financing instruments with low interest rates and favorable terms to maintain low financing costs and adequate banking facilities, as well as to hedge interest rate risk.

For assets and liabilities with floating interest rates, a 100-basis point increase or decrease was used when reporting interest rate risk internally to key management personnel. If interest rates had been 100 basis points (1%) higher or lower and all other variables held constant, our profit before income tax for the year ended 2023 would have decreased or increased approximately by NT$660.0 million (US$21.6 million).

The tables below set forth information relating to our short-term and long-term bank loans as well as bonds payable as of December 31, 2023.

Expected Maturity Date

	Expected Maturity Date
	2024	2025	2026	2027	2028	Thereafter	Total	Fair Value
	(in millions, except percentages)
Short-term borrowings:
Variable rate (NT$)	11,513.4	—	—	—	—	—	11,513.4	11,513.4
Average interest rate	1.67%	—	—	—	—	—	1.67%	—
Fixed rate (NT$)	5,400.0	—	—	—	—	—	5,400.0	5,400.0
Average interest rate	1.68%	—	—	—	—	—	1.68%	—
Variable rate (US$)	504.2	—	—	—	—	—	504.2	504.2
Average interest rate	4.52%	—	—	—	—	—	4.52%	—
Fixed rate (US$)	81.1	—	—	—	—	—	81.1	81.1
Average interest rate	5.96%	—	—	—	—	—	5.96%	—
Variable rate (RMB)	309.1	—	—	—	—	—	309.1	309.1
Average interest rate	2.91%	—	—	—	—	—	2.91%	—
Fixed rate (RMB)	10.0	—	—	—	—	—	10.0	10.0
Average interest rate	3.04%	—	—	—	—	—	3.04%	—
Variable rate (EUR)	10.4	—	—	—	—	—	10.4	10.4
Average interest rate	3.50%	—	—	—	—	—	3.50%	—
Fixed rate (EUR)	386.5	—	—	—	—	—	386.5	386.5
Average interest rate	4.54%	—	—	—	—	—	4.54%	—
Variable rate (VND)	10,000.0	—	—	—	—	—	10,000.0	10,000.0
Average interest rate	3.03%	—	—	—	—	—	3.03%	—
Fixed rate (VND)	20,700.0	—	—	—	—	—	20,700.0	20,700.0
Average interest rate	3.03%	—	—	—	—	—	3.03%	—
Variable rate (HKD)	832.6	—	—	—	—	—	832.6	832.6
Average interest rate	5.54%	—	—	—	—	—	5.54%	—
Long-term borrowings and bonds payable:
Variable rate (NT$)	1,608.8	37,066.6	1,100.4	850.4	850.4	496.1	41,972.7	41,972.7
Average interest rate	1.53%	1.28%	1.72%	1.68%	1.99%	0.62%	1.32%	—
Fixed rate (NT$)	13,902.4	15,000.0	3,500.0	2,000.0	—	—	34,402.4	34,402.4
Average interest rate	1.43%	0.88%	1.03%	0.95%	—	—	1.12%	—
Variable rate (US$)	—	534.3	489.3	—	—	—	1,023.6	1,023.6
Average interest rate	—	3.80%	3.74%	—	—	—	3.77%	—
Fixed rate (EUR)	2.0	2.0	2.0	2.0	—	—	8.0	8.0
Average interest rate	3.90%	3.90%	3.90%	3.90%	—	—	3.90%	—
Variable rate (RMB)	559.7	483.7	87.5	83.9	87.9	1,463.7	2,766.4	2,766.4
Average interest rate	2.79%	3.17%	3.53%	3.63%	3.65%	0.97%	1.97%	—
Fixed rate (RMB)	2,466.1	—	—	—	—	—	2,466.1	2,466.1
Average interest rate	0.20%	—	—	—	—	—	0.20%	—

Foreign Currency Exchange Rate Risk. Our foreign currency exposure gives rise to market risk associated with exchange rate movements against the NT dollar, our functional currency. Currently, the majority of our revenues are denominated in U.S. dollars, with a portion denominated in NT dollars and Japanese yen. Our costs of revenues and operating expenses are incurred in several currencies, primarily in NT dollars, U.S. dollars, RMB, Japanese yen, Korean won, and Euro, as well as, to a lesser extent, Singapore dollars and Malaysian ringgit and Polish zloty. In addition, a substantial portion of our capital expenditures, primarily for the purchase of equipment, has been, and is expected to continue to be, denominated primarily in U.S. dollars with the remainder in Japanese yen. The majority of our borrowings are denominated in NT dollars, U.S. dollars, EUR, VND, and RMB. Fluctuations in exchange rates, primarily among the U.S. dollar and Japanese yen against the NT dollar, RMB, and EUR, will affect our costs and operating margins and could result in exchange losses and increased costs in NT dollar and other local currency terms.

We use 1% fluctuation when reporting foreign currency exchange rate risk internally to key management personnel and it represents management’s assessment of reasonably possible changes in foreign currency exchange rates. The sensitivity analysis included financial assets and liabilities and intercompany receivables and payables within the Group. The changes in profit before income tax due to a 1% change in U.S. dollar and Japanese yen against NT dollar, RMB, and EUR would be NT$148.0 million (US$4.8 million) for the year ended December 31, 2023. Hedging contracts and hedged items have been considered while measuring the changes in profit before income tax. The abovementioned sensitivity analysis mainly focused on the foreign currency monetary items at each balance sheet date. As the year-end exposure did not reflect the exposure for the year ended December 31, 2023, the abovementioned sensitivity analysis was unrepresentative.

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

The table below sets forth our outstanding forward exchange contracts and swap contracts, for which the expected maturity dates are in 2024, in aggregate terms by type of contract as of December 31, 2023.

	Forward Exchange Contracts	Swap Contracts
Buy US$ against NT$
Notional Amount	US$150.0 million	US$2,988.5 million
Weighted Average Strike Price	US$/NT$30.985	US$/NT$30.012
Fair Value	Negative US$3.627 million	US$4.605 million
Buy US$ against RMB
Notional Amount	US$18.5 million	US$122.0 million
Weighted Average Strike Price	US$/RMB7.124	US$/RMB7.129
Fair Value	Negative US$0.160 million	Negative US$1.052 million
Buy US$ against HKD
Notional Amount	—	US$1.5 million
Weighted Average Strike Price	—	US$/HKD7.795
Fair Value	—	US$0.001 million
Buy US$ against JPY
Notional Amount	—	US$2.7 million
Weighted Average Strike Price	—	US$/JPY140.340
Fair Value	—	Negative US$0.016 million
Buy CZK against EUR
Notional Amount	CZK60.0 million	—
Weighted Average Strike Price	CZK/EUR0.041	—
Fair Value	Negative US$0.025 million	—
Buy JPY against RMB
Notional Amount	JPY165.0 million	—
Weighted Average Strike Price	JPY/RMB0.050	—
Fair Value	US$0.001 million	—
Buy NTD against RMB
Notional Amount	NTD11.5 million	—
Weighted Average Strike Price	NTD/RMB0.229	—
Fair Value	US$0.003 million	—
Sell US$ against PLN
Notional Amount	US$6.0 million	—
Weighted Average Strike Price	US$/PLN4.355	—
Fair Value	US$0.681 million	—
Sell US$ against NT$
Notional Amount	US$67.2 million	US$353.3 million
Weighted Average Strike Price	US$/NT$30.593	US$/NT$31.037
Fair Value	US$0.977 million	US$4.940 million
Sell US$ against RMB
Notional Amount	US$297.3 million	—
Weighted Average Strike Price	US$/RMB7.127	—
Fair Value	US$2.374 million	—
Sell US$ against JPY
Notional Amount	US$33.3 million	—
Weighted Average Strike Price	US$/JPY143.181	—
Fair Value	US$0.512 million	—
Sell US$ against MYR
Notional Amount	US$16.0 million	—
Weighted Average Strike Price	US$/MYR4.659	—
Fair Value	US$0.250 million	—
Sell US$ against SGD
Notional Amount	US$12.5 million	—
Weighted Average Strike Price	US$/SGD1.342	—
Fair Value	US$0.219 million	—
Sell US$ against KRW
Notional Amount	US$95.7 million	US$31.0 million
Weighted Average Strike Price	US$/KRW1,291.634	US$/KRW1,303.881
Fair Value	US$0.200 million	US$0.353 million

Other Market Risk. We are exposed to equity price risk through investments in financial assets at FVTPL and financial assets at FVTOCI. The value of these investments may fluctuate based on various factors including prevailing market conditions. Moreover, the fair value of investments in unlisted securities may be significantly different from their carrying value. As of December 31, 2023, our investments in quoted ordinary shares, open-end mutual funds, unquoted preferred shares, private-placement funds, and convertible notes, classified as financial assets at FVTPL were NT$5,012.9 million (US$163.7 million). As of December 31, 2023, our investments in equity instruments at FVTOCI were NT$620.8 million (US$20.3 million). If equity price was 1% higher or lower, profit before income tax for the year ended December 31, 2023 would have increased or decreased approximately by NT$46.5 million (US$1.5 million) and other comprehensive income before income tax would have increased or decreased approximately by NT$6.0 million (US$0.2 million) for the same year. Furthermore, fluctuations in gold prices may also affect the price at which we have been able to purchase gold wire. How this will impact the results of our operations depends on whether such costs can be transferred to our customers.

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

Depositary Payments

In 2023, we received direct reimbursement of US$2,715,961.57 (net of U.S. withholding tax) from Citibank, N.A., the depositary bank for our ADR programs.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

As of December 31, 2023, our management, with the participation of our principal executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15(d)-15(e) under the Exchange Act. Our management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, our principal executive officer and chief financial officer concluded that our disclosure controls and procedures are effective for recording, processing, summarizing and reporting, within the time periods specified in the SEC’s rules and forms, for information required to be disclosed in the reports we file or submit under the Exchange Act, and for accumulating and communicating such information to our management, including our principal executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013).

Based on this assessment, management concluded that, as of December 31, 2023, our internal control over financial reporting is effective based on those criteria.

Our evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023 excluded the internal control over financial reporting of HCC, because HCC was acquired on October 27, 2023, which was close to the year end. According to HCC’s financial statements, its contributions constitute 0.5% and 0.7% of net and total assets, respectively, 0.2% of operating revenues, and 0.1% of profit of the consolidated financial statement amounts for the Group as of and for the year ended December 31, 2023.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of

ASE Technology Holding Co., Ltd.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of ASE Technology Holding Co., Ltd. (a Republic of China corporation) and its subsidiaries (collectively, the “Group”) as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023 of the Group and our report dated March 28, 2024, expressed an unqualified opinion on those consolidated financial statements.

As described in Management’s Annual Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Hirschmann Car Communication Holding S.a.r.l. and its subsidiaries (collectively, “Hirschmann”), which was acquired on October 27, 2023, and whose financial statements constituted 0.5% and 0.7% of net and total assets, respectively, 0.2% of operating revenues, and 0.1% of profit of the consolidated financial statement amounts as of and for the year ended December 31, 2023. Accordingly, our audit did not include the internal control over financial reporting at Hirschmann.

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

March 28, 2024

Changes in Internal Control over Financial Reporting

Other than as explained below, there has been no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting during 2023.

On October 27, 2023, we acquired control of HCC. As a result of the timing, breadth and complexity of the transaction, we increased the level of resources devoted to the application of our internal processes and controls to the financial closing process. In 2024, we expect the following will occur with respect to these acquired businesses: (1) HCC will continue the transition to our accounting and reporting policies and processes, (2) HCC will assess the design and operating effectiveness of their internal control system based on criteria established in Internal Control- Integrated Framework (2013) issued by the COSO, and (3) HCC’s control systems and processes will be integrated into our framework of internal controls over financial reporting. These actions may precipitate changes in our processes or controls.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our board of directors determined that Shen-Fu Yu, Mei-Yueh Ho, and Wen-Chyi Ong are audit committee financial experts as defined under the applicable rules of the SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002 and are independent for the purposes of Rule 10A-3 of the Exchange Act.

Item 16B. Code of Ethics

We have adopted a Code of Business Conduct and Ethics (the “Code of Ethics”), which satisfies the requirements of Item 16B of Form 20-F and applies to all employees, officers, supervisors, and directors of our Company and subsidiaries, including our principal executive officer, chief financial officer, and principal accounting officer. The Code of Ethics contains the policies with respect to anti-corruption, fair competition, anti-money laundering, whistleblowing, and regulatory compliance. The robust and effective policies and procedures have been built in the Code of Ethics to enable us to persistently maintain high ethical standards of business conduct. We have continued to implement the Code of Ethics through promoting awareness and educational activities among our employees, officers, supervisors, and directors of our Company and subsidiaries in daily operation. For further details on the Code of Ethics, please refer to our website at https://ir.aseglobal.com/html/ir_doc.php

Item 16C. Principal Accountant Fees and Services
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

	Year Ended December 31,
	2022	2023
	NT$	NT$	US$
	(in thousands)
Audit fees (1)	216,948.7	187,606.9	6,126.9
Audit-related fees (2)	2,420.5	3,274.1	106.9
Tax fees (3)	26,532.5	33,432.5	1,091.9
All other fees (4)	12,807.0	17,009.3	555.5

Total	258,708.7	241,322.8	7,881.2

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Share Repurchase

On November 5, 2021, we announced a share repurchase program, or the “First Share Repurchase Program,” which is approved by our board of directors to repurchase our Common Shares during the period from November 8, 2021 to January 7, 2022. The repurchase price under the First Share Repurchase Program was between NT$90.0 to NT$150.0 per Common Share. The maximum number of Common Shares allowed to be repurchased pursuant to the First Share Repurchase Program was 55.0 million Common Shares.

The First Share Repurchase Program was concluded on December 30, 2021, with a total number of 55.0 million Common Shares being repurchased at an average price of NT$104.3 per Common Share. February 25, 2022 was the record date for capital reduction and we completed the cancellation of those repurchased Common Shares.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

Not applicable.

Item 16K. Cybersecurity

Cybersecurity risk management is an integral part of our overall risk management program. Our board of directors has overall oversight responsibility for our risk management, and delegates cybersecurity risk management oversight to the information security management committee established by the CSC. The information security management committee is responsible for overall information security across all subsidiaries. Our vice chairman, who has participated in yearly professional courses relating to information security, has been appointed the chair of the committee, which is dedicated to enhancing information security, preventing and mitigating information security threats and risks by developing strategic plans for information security, establishing benchmarks for information security maturity assessments, promoting information security risk management in our subsidiaries, and coordinating internal and external technologies, resources and information. Our chief administrative officer and chief corporate governance officer, who previously taught technology law at the college-level, has been appointed as the chief information security officer of the committee, and assumes responsibility for establishing the information security management framework that covers conducting regular reviews with all subsidiaries and implementing incident response plans. The information security management committee provides a status report to the board of directors in the last quarter of each fiscal year. Our cybersecurity team maintains numerous active industry-recognized cyber certifications, including Certified Information Security Manager (CISM), Certified Information Systems Security Professional (CISSP), and ISO 27001 Lead Auditor.

In addition, our Corporate CSR division, established under the CSC, is responsible for promoting and executing information security-related work across ASE, SPIL and USI Group entities, and each subsidiary appoints its information security team as members of the committee, tasked with implementing information security operations as resolved by the information security management committee. We hold quarterly information security management committee meetings to report and discuss the progress of our information security work and invite external experts to share insights on information security trends and topics of concern.

We set a threshold for material information security incidents by following relevant regulations promulgated by the FSC. On an annual basis, our cybersecurity team engages a third-party company to conduct regular cybersecurity audit and assessments, such as external audit, vulnerability scanning, and penetration testing to ensure that our network and information comply with safety standards. In addition to managing operational risks from the perspective of corporate governance, we prioritize elevating employees’ cybersecurity awareness and enhancing organizational capabilities. All employees are mandated to complete Proprietary Information Protection (“PIP”) cybersecurity educational training, including training covering topics such as policy adherence, management frameworks, and control measures. Additionally, periodic social engineering email drills have been conducted to enhance employees’ awareness of email-based social engineering attacks. We have gradually introduced management mechanisms to foster active participation in cybersecurity initiatives, such as cybersecurity meetings, educational trainings, incident management, confidential file labeling, antivirus/software security, and other cybersecurity-related projects in a systematic manner. Regular monitoring and audits serve as an extension of our management scope, with compliance integrated into our employees’ key performance indicators to mitigate risks such as penalties, legal liabilities, and disruptions to business operations.

In 2020, initiated by the information security management committee of the CSC, information security committees of our subsidiaries worked together to integrate and strengthen the information security protection of each subsidiary. The committees also set up an information security risk alert system, through which we could conduct on-site operational inspections to minimize information security risks by hiring third-party experts. In addition, our major subsidiaries have obtained ISO 27001 certification (for information security management system) and ISO 22301 certification to strengthen crisis management and disaster response. In addition, our Kaohsiung facility has been facing accelerating digital transition and is the first semiconductor assembly and testing facility in the world to receive the ISO 21434 international automotive network security standard certification and has passed the mobile communication security certification standard and obtained the GSMA certification. We also have established management procedures for the reporting and handling of information security incidents which allow employees to report any security incidents to ensure prompt handling that will be followed by efficient responses in order to mitigate information security risks. In addition, we conduct an annual disaster recovery drill to mitigate the risk of service disruptions caused by impacts from major crisis events to our information systems. All employees participate in our annual proprietary information protection training courses, which include training on information security policy, management framework, and control measures.

Furthermore, we employ third-party service experts to conduct an annual audit and review of our information security performance. In the event of a sudden external cyberattack, our on-site safety teams would immediately hold a meeting to share information and discuss responses and countermeasures; external experts would be invited to join the meeting to conduct reviews and analyses if necessary.

In addition to focusing on information security technologies and capabilities of the semiconductor industry and high-tech manufacturing, in 2021, we joined the SEMI to jointly develop and launch the SEMI E187- Specification for Cybersecurity of Fab Equipment.

In terms of trade secrets management, we continuously train our employees to enhance the protection of trade secrets and mitigate the risk of infringement. Third-party service providers are required to strictly abide by our cybersecurity requirements, and are required to sign additional confidentiality or privacy agreements when necessary. Our management team provides regular reports to the board of directors on the progress of the management plan and its implementation, and sets forth improvement measures based on the board of directors’ recommendations at least once a year. We believe that our processes provide us with a comprehensive assessment of potential cyber threats, including those risks arising from threats associated with third-party service providers.

In 2023, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. While we actively take measures to manage information technology security risks, there can be no assurance that these measures will be sufficient to mitigate all potential risks to our system, networks, and data. For more information about these risks, see “Risk Factors – Cyber-attacks could harm our business, financial condition, and results of operations.”

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

13.

(a)	*Certification of the Principal Executive Officer required by Rule 13a-14(b) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code

(b)	*Certification of the Chief Financial Officer of ASE Technology Holdings Co. Ltd. required by Rule 13a-14(b) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.

(a)	*Consent of Deloitte & Touche.

(b)	*Consent of PricewaterhouseCoopers, Taiwan.

97.	*Compensation Recoupment Policy

101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File. (Embedded within the Inline XBRL document)

†

Pursuant to Item 601(b)(10)(iv) of Regulation S-K promulgated by the Securities and Exchange Commission, certain portions of this exhibit have been redacted because they are both not material and the type that the Company treats as private or confidential

^	Filed in paper.
*	Filed herewith.
**	Schedules and annexes have been omitted.

The Company agrees to furnish to the SEC upon request a copy of any instrument which defines the rights of holders of long-term debt of the Company and its consolidated subsidiaries.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing an annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ASE TECHNOLOGY HOLDING CO., LTD.

By:	/s/ Joseph Tung
Name:	Joseph Tung
Title:	Chief Financial Officer

Date: April 3, 2024

ASE Technology Holding Co., Ltd.
and Subsidiaries

Consolidated Financial Statements as of December 31,
2022 and 2023 and for the Years Ended December 31,
2021, 2022 and 2023 and
Reports of Independent Registered Public
Accounting Firms

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of
ASE Technology Holding Co., Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of ASE Technology Holding Co., Ltd. (a Republic of China corporation) and its subsidiaries (collectively, the “Group”) as of December 31, 2022 and 2023, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”) (all expressed in New Taiwan Dollars). In our opinion, based on our audits and the report of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We did not audit the consolidated financial statements of Siliconware Precision Industries Co., Ltd. and its subsidiaries (collectively, “SPIL”), a wholly-owned subsidiary, which statements reflect total revenue constituting 19% of the Group’s consolidated revenues for the year ended December 31, 2021. The consolidated financial statements of SPIL were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for SPIL, is based solely on the report of other auditors.
Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 4 to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of the readers outside the Republic of China.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of December 31, 2023, based on criteria established in
Internal Control - Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 28, 2024, expressed an unqualified opinion on the Group’s internal control over financial reporting based on our audit.
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
Goodwill – Allocated to the Packaging and Testing Segments for Impairment - Refer to Notes 4, 5 and 18 to the consolidated financial statements
Critical Audit Matter Description
The Group’s evaluation of goodwill for impairment involves the comparison of the value in use of each segment to its carrying value. The Group used the discounted cash flow model to estimate value in use, which required management to make significant estimates and assumptions related to discount rates and forecasts of future revenues. Changes in these estimates and assumptions could have a significant impact on either the value in use, the amount of any goodwill impairment charge, or both. The goodwill balance was NT$52,404,416 thousand (US$1,711,444 thousand) as of December 31, 2023, of which NT$35,426,817 thousand (US$1,156,983 thousand) and NT$13,414,094 thousand (US$438,083 thousand) were allocated to the packaging and testing segments, respectively. The value in use of the packaging and testing segments exceeded their carrying values as of the measurement date and, therefore, no impairment was recognized.
We identified the valuation of goodwill for the Group’s packaging and testing segments as a critical audit matter due to the significant estimates and assumptions management makes to estimate the value in use of the packaging and testing segments and the sensitivity of their operations to changes in demand. Auditing management’s judgments related to the selection of the discount rates and forecasts of future revenues for the packaging and testing segments required a high degree of auditor’s judgment and an increased extent of effort, including the need to involve our fair value specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the discount rates and forecasts of future revenues used by management to estimate the value in use of the packaging and testing segments included the following, among others:

•
We tested the design and operating effectiveness of controls over management’s evaluation of goodwill allocated to the packaging and testing segments for impairment, including those over the determination of the value in use of the packaging and testing segments, such as controls related to management’s selection of the discount rates and assessment on the reasonableness of forecasts of future revenues.

•	We evaluated management’s ability to accurately forecast future revenues of the packaging and testing segments by comparing their actual results to management’s historical forecasts.

•	We performed sensitivity analyses to evaluate the risk of impairment if key assumptions are changed.

•	With the assistance of our fair value specialists, we evaluated the reasonableness of the discount rates by performing certain procedures, including:

–	Testing the source information underlying the determination of the discount rates and the mathematical accuracy of the calculation.

–	Developing a range of independent estimates and comparing those to the discount rates selected by management

/s/ Deloitte & Touche
Taipei, Taiwan
Republic of China
March 28, 2024
We have served as the Group’s auditor since 1984.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholder of
Siliconware Precision Industries Co., Ltd.
Opinion on the Financial Statements
We have audited the consolidated statements of comprehensive income, of changes in equity and of cash flows of Siliconware Precision Industries Co., Ltd., and its subsidiaries (the “Company”) for the year ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”) (not presented herein). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers, Taiwan
Taipei, Taiwan
Republic of China
March 16, 2022
We served as the Company’s auditor from 1994 to 2022.

ASE TECHNOLOGY HOLDING CO., LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Amounts in Thousands)

	December 31, 2022	December 31, 2023
	NT$	NT$	US$ (Note 4)

ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 6)	$58,040,394	$67,284,518	$2,197,404
Financial assets at fair value through profit or loss - current (Note 7)	6,825,157	4,084,715	133,400
Contract assets - current (Note 41)	5,731,173	5,100,076	166,560
Trade receivables, net (Note 10)	114,646,999	99,529,100	3,250,461
Other receivables (Note 10)	16,270,569	15,611,917	509,860
Current tax assets	748,519	905,345	29,567
Inventories (Note 11)	87,337,475	59,606,188	1,946,642
Inventories related to real estate business (Notes 12 and 36)	5,488,676	3,668,476	119,807
Other financial assets - current (Notes 13 and 36)	734,465	598,136	19,534
Other current assets	4,543,797	4,959,034	161,954

Total current assets	300,367,224	261,347,505	8,535,189

NON-CURRENT ASSETS
Financial assets at fair value through profit or loss - non-current (Note 7)	2,108,994	2,543,975	83,082
Financial assets at fair value through other comprehensive income - non-current (Note 8)	1,542,271	1,663,737	54,335
Investments accounted for using the equity method (Note 14)	14,679,346	19,610,611	640,451
Property, plant and equipment (Notes 15, 25, 36 and 37)	268,234,618	264,812,022	8,648,335
Right-of-use assets (Note 16)	11,060,783	11,442,266	373,686
Investment properties (Notes 17, 25 and 36)	21,729,092	20,169,116	658,691
Goodwill (Note 18)	52,313,399	52,404,416	1,711,444
Other intangible assets (Notes 19 and 25)	21,177,708	17,820,133	581,977
Deferred tax assets	6,341,772	6,395,595	208,870
Other financial assets - non-current (Notes 13 and 36)	4,444,059	5,564,331	181,722
Other non-current assets	3,590,576	3,141,985	102,612

Total non-current assets	407,222,618	405,568,187	13,245,205

TOTAL	$707,589,842	$666,915,692	$21,780,394

(Continued)

ASE TECHNOLOGY HOLDING CO., LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Amounts in Thousands)

	December 31, 2022	December 31, 2023
	NT$	NT$	US$ (Note 4)

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term borrowings (Notes 20 and 36)	$34,526,510	$37,737,217	$1,232,437
Short-term bills payable (Note 20)	—	2,787,340	91,030
Financial liabilities at fair value through profit or loss - current (Note 7)	626,760	1,302,342	42,532
Financial liabilities for hedging - current (Notes 20 and 34)	12,204,620	12,516,971	408,784
Trade payables	78,997,300	70,329,069	2,296,834
Other payables (Note 22)	57,115,100	44,242,885	1,444,902
Current tax liabilities	18,360,792	9,667,755	315,733
Lease liabilities - current (Note 16)	979,612	1,062,239	34,691
Current portion of bonds payable (Note 21)	4,998,971	24,520,052	800,785
Current portion of long-term borrowings (Notes 20 and 36)	5,041,841	4,096,255	133,777
Other current liabilities	16,473,962	17,411,904	568,645

Total current liabilities	229,325,468	225,674,029	7,370,150

NON-CURRENT LIABILITIES
Bonds payable (Note 21)	42,851,353	20,489,434	669,152
Long-term borrowings (Notes 20 and 36)	94,947,610	81,364,448	2,657,232
Deferred tax liabilities	8,585,132	7,598,008	248,139
Lease liabilities - non-current (Note 16)	6,728,875	7,159,767	233,826
Net defined benefit liabilities (Note 23)	4,325,492	4,122,158	134,623
Other non-current liabilities	7,549,527	5,757,193	188,021

Total non-current liabilities	164,987,989	126,491,008	4,130,993

Total liabilities	394,313,457	352,165,037	11,501,143

EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY (Note 24)
Share capital
Ordinary shares	43,642,185	43,801,992	1,430,503
Shares subscribed in advance	37,656	52,656	1,720
Share capital awaiting retirement	—	(150)	(5)

Total share capital	43,679,841	43,854,498	1,432,218

Capital surplus	142,607,490	144,272,626	4,711,712

Retained earnings
Legal reserve	12,582,960	18,584,524	606,941
Special reserve	10,367,052	2,959,573	96,655
Unappropriated earnings	91,556,474	89,980,210	2,938,609

Total retained earnings	114,506,486	111,524,307	3,642,205

Other equity	(4,166,449)	(3,212,216)	(104,906)

Treasury shares	(1,959,107)	(1,959,107)	(63,981)

Equity attributable to owners of the Company	294,668,261	294,480,108	9,617,248

NON-CONTROLLING INTERESTS (Note 24)	18,608,124	20,270,547	662,003

Total equity	313,276,385	314,750,655	10,279,251

TOTAL	$707,589,842	$666,915,692	$21,780,394

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ASE TECHNOLOGY HOLDING CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Amounts in Thousands Except Earnings Per Share)

	For the Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$	US$ (Note 4)

OPERATING REVENUES (Note 41)	$569,997,133	$670,872,643	$581,914,471	$19,004,392

OPERATING COSTS (Notes 11 and 25)	459,628,356	535,942,631	490,157,339	16,007,751

GROSS PROFIT	110,368,777	134,930,012	91,757,132	2,996,641

OPERATING EXPENSES (Note 25)

Selling and marketing expenses	6,386,763	6,920,503	6,569,478	214,549
General and administrative expenses	20,804,032	23,464,019	19,360,539	632,284
Research and development expenses	21,053,633	24,369,907	25,499,408	832,770

Total operating expenses	48,244,428	54,754,429	51,429,425	1,679,603

OTHER OPERATING INCOME AND EXPENSES, NET (Note 25)	1,189,829	1,014,328	1,321,770	43,167

PROFIT FROM OPERATIONS	63,314,178	81,189,911	41,649,477	1,360,205

NON-OPERATING INCOME AND EXPENSES
Other income (Note 25)	1,600,099	1,730,740	2,709,694	88,494
Other gains and losses (Note 25)	17,211,099	1,667,382	3,444,138	112,480
Finance costs (Note 25)	(2,831,307)	(4,009,782)	(6,272,086)	(204,836)
Share of the profit or loss of associates and joint ventures	899,700	1,185,377	1,080,600	35,291

Total non-operating income and expenses	16,879,591	573,717	962,346	31,429

PROFIT BEFORE INCOME TAX	80,193,769	81,763,628	42,611,823	1,391,634

INCOME TAX EXPENSE (Note 26)	17,943,772	17,145,534	5,303,963	173,219

PROFIT FOR THE YEAR	62,249,997	64,618,094	37,307,860	1,218,415

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	51,167	1,157,261	(66,384)	(2,168)
Unrealized gain (loss) on equity instruments at fair value through other comprehensive income	202,092	(423,303)	211,468	6,906
Share of other comprehensive income (loss) of associates and joint ventures	3,595,194	(2,929,474)	2,468,244	80,609
Income tax relating to items that will not be reclassified subsequently to profit or loss	(179,403)	161,609	(264,618)	(8,642)

	3,669,050	(2,033,907)	2,348,710	76,705

(Continued)

ASE TECHNOLOGY HOLDING CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Amounts in Thousands Except Earnings Per Share)

	For the Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$	US$ (Note 4)

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	$(4,094,565)	$10,326,729	$(1,536,221)	$(50,171)
Unrealized gain (loss) on debt investments at fair value through other comprehensive income	63,722	(16,746)	(16,807)	(549)
Gain (loss) on hedging instruments	738,600	509,229	(312,029)	(10,190)
Share of other comprehensive income (loss) of associates and joint ventures	29,209	(152,833)	(28,511)	(931)
Income tax related to items that may be reclassified subsequently to profit or loss	—	—	(5,792)	(189)

	(3,263,034)	10,666,379	(1,899,360)	(62,030)

Other comprehensive income for the year, net of income tax	406,016	8,632,472	449,350	14,675

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	$62,656,013	$73,250,566	$37,757,210	$1,233,090

NET PROFIT ATTRIBUTABLE TO:
Owners of the Company	$60,150,167	$61,501,545	$35,457,908	$1,157,998
Non-controlling interests	2,099,830	3,116,549	1,849,952	60,417

	$62,249,997	$64,618,094	$37,307,860	$1,218,415

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Owners of the Company	$60,630,154	$69,706,868	$36,020,578	$1,176,374
Non-controlling interests	2,025,859	3,543,698	1,736,632	56,716

	$62,656,013	$73,250,566	$37,757,210	$1,233,090

EARNINGS PER SHARE (Note 27)
Basic	$13.97	$14.39	$8.25	$0.27

Diluted	$13.54	$13.81	$8.04	$0.26

EARNINGS PER AMERICAN DEPOSITARY SHARE (“ADS”) (Note 27)
Basic	$27.94	$28.77	$16.51	$0.54

Diluted	$27.07	$27.61	$16.08	$0.52

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ASE TECHNOLOGY HOLDING CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in Thousands)
	Equity Attributable to Owners of the Company
								Other Equity
									Unrealized Gain
								Exchange	(Loss) on Financial
								Differences on	Assets at Fair Value			Equity Directly Associated with Disposal Groups Held for Sale
	Share Capital			Retained Earnings				Translating	Through Other	Gain (Loss)	Unearned
	Shares		Capital	Legal	Special	Unappropriated		Foreign	Comprehensive	on Hedging	Employee			Treasury		Non-controlling
	(In Thousands)	Amounts	Surplus	Reserve	Reserve	Earnings	Total	Operations	Income	Instruments	Compensation		Total	Shares	Total	Interests	Total Equity

BALANCE AT JANUARY 1, 2021 (RETROSPECTIVELY ADJUSTED)	4,351,592	$43,515,920	$139,767,550	$3,901,384	$10,847,697	$30,084,965	$44,834,046	$(11,641,939)	$2,027,902	$(429,265)	$—	$—	$(10,043,302)	$(1,959,107)	$216,115,107	$15,622,009	$231,737,116

Appropriation of 2020 earnings
Legal reserve	—	—	—	2,398,814	—	(2,398,814)	—	—	—	—	—	—	—	—	—	—	—
Special reserve	—	—	—	—	(1,278,670)	1,278,670	—	—	—	—	—	—	—	—	—	—	—
Cash dividends distributed by the Company	—	—	—	—	—	(18,389,856)	(18,389,856)	—	—	—	—	—	—	—	(18,389,856)	—	(18,389,856)

	—	—	—	2,398,814	(1,278,670)	(19,510,000)	(18,389,856)	—	—	—	—	—	—	—	(18,389,856)	—	(18,389,856)

Change from investments in associates accounted for using the equity method	—	—	(30,533)	—	—	450,054	450,054	—	(450,054)	—	—	—	(450,054)	—	(30,533)	—	(30,533)

Other changes in the capital surplus	—	—	1,633	—	—	—	—	—	—	—	—	—	—	—	1,633	—	1,633

Net profit for the year ended December 31, 2021	—	—	—	—	—	60,150,167	60,150,167	—	—	—	—	—	—	—	60,150,167	2,099,830	62,249,997
Other comprehensive income (loss) for the year ended December 31, 2021, net of income tax	—	—	—	—	—	25,842	25,842	(3,751,707)	3,654,754	551,098	—	—	454,145	—	479,987	(73,971)	406,016

Total comprehensive income (loss) for the year ended December 31, 2021	—	—	—	—	—	60,176,009	60,176,009	(3,751,707)	3,654,754	551,098	—	—	454,145	—	60,630,154	2,025,859	62,656,013

Buy-back of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	—	(5,529,255)	(5,529,255)	—	(5,529,255)

Cash dividends received by subsidiaries from the Company	—	—	305,737	—	—	—	—	—	—	—	—	—	—	—	305,737	—	305,737

Changes in percentage of ownership interest in subsidiaries (Note 31)	—	—	(58,448)	—	—	(2,530,714)	(2,530,714)	—	—	—	—	—	—	—	(2,589,162)	(2,748,521)	(5,337,683)

Issue of ordinary shares under employee share options (Note 28)	57,058	570,582	3,648,781	—	—	—	—	—	—	—	(1,164,991)	—	(1,164,991)	—	3,054,372	—	3,054,372

Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,062,529)	(1,062,529)

Additional non-controlling interest arising on issue of employee share options by subsidiaries (Note 28)	—	—	58,448	—	—	—	—	—	—	—	—	—	—	—	58,448	314,398	372,846

Issue of convertible bonds by subsidiary (Note 21)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	393,199	393,199

Disposal of investments in equity instruments at fair value through other comprehensive income	—	—	—	—	—	1,042,241	1,042,241	—	(1,042,241)	—	—	—	(1,042,241)	—	—	—	—

BALANCE AT DECEMBER 31, 2021	4,408,650	$44,086,502	$143,693,168	$6,300,198	$9,569,027	$69,712,555	$85,581,780	$(15,393,646)	$4,190,361	$121,833	$(1,164,991)	$—	$(12,246,443)	$(7,488,362)	$253,626,645	$14,544,415	$268,171,060

BALANCE AT JANUARY 1, 2022	4,408,650	$44,086,502	$143,693,168	$6,300,198	$9,569,027	$69,712,555	$85,581,780	$(15,393,646)	$4,190,361	$121,833	$(1,164,991)	$—	$(12,246,443)	$(7,488,362)	$253,626,645	$14,544,415	$268,171,060

Appropriation of 2021 earnings
Legal reserve	—	—	—	6,282,762	—	(6,282,762)	—	—	—	—	—	—	—	—	—	—	—
Special reserve	—	—	—	—	798,025	(798,025)	—	—	—	—	—	—	—	—	—	—	—
Cash dividends distributed by the Company	—	—	—	—	—	(30,501,981)	(30,501,981)	—	—	—	—	—	—	—	(30,501,981)	—	(30,501,981)

	—	—	—	6,282,762	798,025	(37,582,768)	(30,501,981)	—	—	—	—	—	—	—	(30,501,981)	—	(30,501,981)

Donations from shareholders	—	—	471,894	—	—	—	—	—	—	—	—	—	—	—	471,894	—	471,894

Change from investments in associates accounted for using the equity method	—	—	7,623	—	—	152,102	152,102	—	(152,102)	—	—	—	(152,102)	—	7,623	—	7,623

Other changes in the capital surplus	—	—	1,186	—	—	—	—	—	—	—	—	—	—	—	1,186	—	1,186

Net profit for the year ended December 31, 2022	—	—	—	—	—	61,501,545	61,501,545	—	—	—	—	—	—	—	61,501,545	3,116,549	64,618,094
Other comprehensive income (loss) for the year ended December 31, 2022, net of income tax	—	—	—	—	—	895,896	895,896	9,864,258	(2,953,279)	398,448	—	—	7,309,427	—	8,205,323	427,149	8,632,472

Total comprehensive income (loss) for the year ended December 31, 2022	—	—	—	—	—	62,397,441	62,397,441	9,864,258	(2,953,279)	398,448	—	—	7,309,427	—	69,706,868	3,543,698	73,250,566

(Continued)

ASE TECHNOLOGY HOLDING CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in Thousands)

	Equity Attributable to Owners of the Company
								Other Equity
									Unrealized Gain			Equity Directly Associated with Disposal Groups Held for Sale
								Exchange	(Loss) on Financial
								Differences on	Assets at Fair Value
	Share Capital			Retained Earnings				Translating	Through Other	Gain (Loss)	Unearned
	Shares		Capital	Legal	Special	Unappropriated		Foreign	Comprehensive	on Hedging	Employee			Treasury		Non-controlling
	(In Thousands)	Amounts	Surplus	Reserve	Reserve	Earnings	Total	Operations	Income	Instruments	Compensation		Total	Shares	Total	Interests	Total Equity

Buy-back of ordinary shares	—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$(205,608)	$(205,608)	$—	$(205,608)

Cancelation of treasury shares	(55,000)	(550,000)	(2,463,716)	—	—	(2,721,147)	(2,721,147)	—	—	—	—	—	—	5,734,863	—	—	—

Cash dividends received by subsidiaries from the Company	—	—	38,404	—	—	—	—	—	—	—	—	—	—	—	38,404	—	38,404

Changes in percentage of ownership interest in subsidiaries (Note 31)	—	—	(8,963)	—	—	(211,184)	(211,184)	—	—	—	—	—	—	—	(220,147)	(312,775)	(532,922)

Issue of ordinary shares under employee share options (Note 28)	14,334	143,339	742,845	—	—	—	—	—	—	—	732,144	—	732,144	—	1,618,328	—	1,618,328

Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(575,089)	(575,089)

Additional non-controlling interest arising on issue of employee share options by subsidiaries (Note 28)	—	—	125,049	—	—	—	—	—	—	—	—	—	—	—	125,049	315,871	440,920

Issue of convertible bonds by subsidiary (Note 21)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,092,004	1,092,004

Disposal of investments in equity instruments at fair value through other comprehensive income	—	—	—	—	—	(190,525)	(190,525)	—	190,525	—	—	—	190,525	—	—	—	—

BALANCE AT DECEMBER 31, 2022	4,367,984	$43,679,841	$142,607,490	$12,582,960	$10,367,052	$91,556,474	$114,506,486	$(5,529,388)	$1,275,505	$520,281	$(432,847)	$—	$(4,166,449)	$(1,959,107)	$294,668,261	$18,608,124	$313,276,385

BALANCE AT JANUARY 1, 2023	4,367,984	$43,679,841	$142,607,490	$12,582,960	$10,367,052	$91,556,474	$114,506,486	$(5,529,388)	$1,275,505	$520,281	$(432,847)	$—	$(4,166,449)	$(1,959,107)	$294,668,261	$18,608,124	$313,276,385

Appropriation of 2022 earnings
Legal reserve	—	—	—	6,001,564	—	(6,001,564)	—	—	—	—	—	—	—	—	—	—	—
Special reserve	—	—	—	—	(6,845,501)	6,845,501	—	—	—	—	—	—	—	—	—	—	—
Cash dividends distributed by the Company	—	—	—	—	—	(38,482,083)	(38,482,083)	—	—	—	—	—	—	—	(38,482,083)	—	(38,482,083)

	—	—	—	6,001,564	(6,845,501)	(37,638,146)	(38,482,083)	—	—	—	—	—	—	—	(38,482,083)	—	(38,482,083)

Reversal of special reserve appropriated at the first-time adoption of IFRS Accounting Standards	—	—	—	—	(561,978)	561,978	—	—	—	—	—	—	—	—	—	—	—

Change from investments in associates accounted for using the equity method	—	—	3,255	—	—	—	—	—	—	—	—	—	—	—	3,255	—	3,255

Other changes in the capital surplus	—	—	87	—	—	—	—	—	—	—	—	—	—	—	87	—	87

Net profit for the year ended December 31, 2023	—	—	—	—	—	35,457,908	35,457,908	—	—	—	—		—	—	35,457,908	1,849,952	37,307,860
Other comprehensive income (loss) for the year ended December 31, 2023, net of income tax	—	—	—	—	—	(32,134)	(32,134)	(1,505,241)	2,347,561	(242,840)	—	(4,676)	594,804	—	562,670	(113,320)	449,350

Total comprehensive income (loss) for the year ended December 31, 2023	—	—	—	—	—	35,425,774	35,425,774	(1,505,241)	2,347,561	(242,840)	—	(4,676)	594,804	—	36,020,578	1,736,632	37,757,210

Cash dividends received by subsidiaries from the Company	—	—	641,387	—	—	—	—	—	—	—	—		—	—	641,387	—	641,387

Disposal of subsidiary (Note 30)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(295,895)	(295,895)

Differences between consideration and carrying amount arising from acquisition of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	427,913	427,913

Issue of ordinary shares under employee share options (Note 28)	17,466	174,657	929,634	—	—	712	712	—	—	—	432,847	—	432,847	—	1,537,850	—	1,537,850

Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(912,261)	(912,261)

Additional non-controlling interest arising on issue of employee share options by subsidiaries (Note 28)	—	—	90,773	—	—	—	—	—	—	—	—	—	—	—	90,773	293,740	384,513

Issue of convertible bonds by subsidiary (Note 21)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	412,294	412,294

Disposal of investments in equity instruments at fair value through other comprehensive income	—	—	—	—	—	73,418	73,418	—	(73,418)	—	—	—	(73,418)	—	—	—	—

BALANCE AT DECEMBER 31, 2023	4,385,450	$43,854,498	$144,272,626	$18,584,524	$2,959,573	$89,980,210	$111,524,307	$(7,034,629)	$3,549,648	$277,441	$—	$(4,676)	$(3,212,216)	$(1,959,107)	$294,480,108	$20,270,547	$314,750,655

US DOLLARS (Note 4) BALANCE AT DECEMBER 31, 2023	4,385,450	$1,432,218	$4,711,712	$606,941	$96,655	$2,938,609	$3,642,205	$(229,740)	$115,926	$9,061	$—	$(153)	$(104,906)	$(63,981)	$9,617,248	$662,003	$10,279,251

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ASE TECHNOLOGY HOLDING CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

	For the Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$	US$ (Note 4)

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax	$80,193,769	$81,763,628	$42,611,823	$1,391,634
Adjustments for:
Depreciation expense	50,470,157	51,520,810	54,195,380	1,769,934
Amortization expense	4,054,120	3,931,079	3,906,483	127,579
Net loss (gain) on fair value change of financial assets and liabilities at fair value through profit or loss	1,490,005	(4,107,745)	(1,860,511)	(60,761)
Finance costs	2,831,307	4,009,782	6,272,086	204,836
Interest income	(542,329)	(654,747)	(1,513,407)	(49,425)
Dividend income	(289,852)	(278,381)	(256,160)	(8,366)
Share-based payment compensations	699,211	989,843	742,890	24,262
Share of profit of associates and joint ventures	(899,700)	(1,185,377)	(1,080,600)	(35,291)
Gain on disposal of property, plant and equipment	(71,770)	(113,356)	(161,761)	(5,283)
Loss (gain) on disposal of investments accounted for using the equity method	67,482	(80,317)	(55,795)	(1,822)
Impairment loss recognized on financial assets	4,718	119,974	108,443	3,542
Impairment loss recognized on non-financial assets	774,712	2,359,055	3,536,506	115,497
Gain on disposal of subsidiaries	(17,340,418)	—	(529,721)	(17,300)
Gain from bargain purchase - acquisition of subsidiary	(33,114)	—	—	—
Net loss (gain) on foreign currency exchange	(1,668,522)	6,318,273	10,127	331
Others	(74,356)	6,766	34,888	1,139
Changes in operating assets and liabilities
Financial assets mandatorily at fair value through profit or loss	2,174,012	7,070,941	8,453,963	276,093
Contract assets	(1,345,069)	(123,964)	631,097	20,611
Trade receivables	(27,957,812)	754,156	15,868,810	518,250
Other receivables	(354,849)	(1,953,605)	348,614	11,385
Inventories	(23,325,588)	(21,669,101)	25,401,815	829,582
Other current assets	(819,252)	20,864	(292,294)	(9,546)
Other financial assets	(811,510)	(3,476,090)	(718,946)	(23,480)
Other operating activities assets	26,306	(606,418)	92,135	3,009
Financial liabilities held for trading	(3,814,095)	(5,928,083)	(3,619,901)	(118,220)
Trade payables	13,654,819	(5,456,906)	(9,037,355)	(295,145)
Other payables	5,938,081	7,047,162	(8,281,769)	(270,469)
Other current liabilities	5,552,277	1,592,098	(877,245)	(28,649)
Other operating activities liabilities	2,017,904	5,265,384	(182,534)	(5,961)

Cash generated from operations	90,600,644	127,135,725	133,747,061	4,367,966
Interest received	527,551	652,679	1,479,507	48,318
Dividend received	655,537	957,611	668,883	21,845
Interest paid	(2,625,883)	(3,494,516)	(5,998,956)	(195,916)
Income tax paid	(7,423,947)	(14,250,527)	(15,474,646)	(505,377)

Net cash generated from operating activities	81,733,902	111,000,972	114,421,849	3,736,836

(Continued)

ASE TECHNOLOGY HOLDING CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

	For the Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$	US$ (Note 4)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of financial assets at fair value through other comprehensive income	$(32,246)	$(20,000)	$(184,355)	$(6,021)
Proceeds from sale of financial assets at fair value through other comprehensive income	672	—	—	—
Return of capital from financial assets at fair value through other comprehensive income	14,201	63,051	188,347	6,151
Proceeds from sale of financial assets at amortized cost	26,531	—	—	—
Acquisition of associates and joint ventures	(226,560)	(117,589)	(2,259,757)	(73,800)
Proceeds from disposal of investments accounted for using the equity method	—	—	489,329	15,981
Net proceeds outflow on acquisition of subsidiaries (Note 29)	(180,718)	—	(1,224,183)	(39,980)
Net proceeds from disposal of subsidiaries (Note 30)	23,941,276	—	2,093,700	68,377
Payments for property, plant and equipment	(70,905,659)	(72,639,905)	(54,158,229)	(1,768,721)
Proceeds from disposal of property, plant and equipment	1,605,002	749,757	475,326	15,523
Payments for intangible assets	(1,069,866)	(382,767)	(395,651)	(12,921)
Proceeds from disposal of intangible assets	1,421	4,932	9,901	323
Payments for right-of-use assets	(956,218)	(682,602)	(35,851)	(1,171)
Payments for investment properties	—	(114,786)	(35,304)	(1,153)
Increase in other financial assets	(372,091)	(268,205)	(485,132)	(15,844)
Decrease in other financial assets	447,665	252,845	226,397	7,394
Increase in other non-current assets	(1,416,675)	(267,003)	(294,680)	(9,624)
Decrease in other non-current assets	324,270	280,916	80,668	2,634
Income tax paid	(570,700)	(842,440)	—	—
Proceeds from disposal of right -of-use assets	278,126	—	—	—
Other investing activities items	—	31,922	387,480	12,654

Net cash used in investing activities	(49,091,569)	(73,951,874)	(55,121,994)	(1,800,198)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	10,043,398	1,866,253	3,231,840	105,547
Proceeds from short-term bills payable	—	—	2,787,340	91,030
Proceeds from bonds offering	3,280,943	6,365,377	2,426,634	79,250
Repayment of bonds payable	(7,000,000)	(9,904,800)	(5,000,000)	(163,292)
Proceeds from long-term borrowings	190,192,666	214,642,236	286,268,360	9,349,065
Repayment of long-term borrowings	(174,173,841)	(244,158,657)	(300,531,590)	(9,814,879)
Repayment of the principle portion of lease liabilities	(907,403)	(1,035,019)	(1,136,666)	(37,122)
Dividends paid	(18,082,500)	(29,990,842)	(37,840,609)	(1,235,813)
Proceeds from exercise of employee share options	2,727,915	1,069,255	1,175,260	38,382
Payments for buy-back of ordinary shares	(5,529,255)	(205,608)	—	—
Decrease in non-controlling interests	(6,400,212)	(1,108,010)	(484,348)	(15,818)
Other financing activities items	(22,557)	1,009	2,740	89

Net cash used in financing activities	(5,870,846)	(62,458,806)	(49,101,039)	(1,603,561)

(Continued)

ASE TECHNOLOGY HOLDING CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

	For the Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$	US$ (Note 4)

EFFECTS OF EXCHANGE RATE CHANGES ON THE BALANCE OF CASH AND CASH EQUIVALENTS HELD IN FOREIGN CURRENCY	$(2,236,213)	$7,376,757	$(954,692)	$(31,179)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	24,535,274	(18,032,951)	9,244,124	301,898

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	51,538,071	76,073,345	58,040,394	1,895,506

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$76,073,345	$58,040,394	$67,284,518	$2,197,404

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ASE TECHNOLOGY HOLDING CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Thousands, Unless Stated Otherwise)

1.	GENERAL INFORMATION
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
The consolidated financial statements are presented in the Company’s functional currency, New Taiwan dollar (NT$).

2.	APPROVAL OF FINANCIAL STATEMENTS
The consolidated financial statements were authorized by the management on March 22, 2024.

3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD (“IASB”) (collectively, “IFRS Accounting Standards”)

a.	Amendments to IFRS Accounting Standards that are mandatorily effective for the current year
In the current year, the Group applied the amendments to IAS 1“Disclosure of Accounting Policies,” amendments to IAS 8 “Definition of Accounting Estimates,” amendments to IAS 12“Deferred Tax related to Assets and Liabilities arising from a Single Transaction” and amendments to IAS 12 “International Tax Reform - Pillar Two Model Rules.”
Except for the following, the initial application of the aforementioned new, revised or amended standards and interpretations did not have material impact on the Group’s accounting policies:

1)	Amendments to IAS 1 “Disclosure of Accounting Policies”
When applying the amendments, the Group refers to the definition of material to determine its material accounting policy information to be disclosed. Accounting policy information is material if it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. Moreover:

•	Accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed;

•	The Group may consider the accounting policy information material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial; and

•	Not all accounting policy information relating to material transactions, other events or conditions is itself material.
The accounting policy information is likely to be considered material to the financial statements if that information relates to material transactions, other events or conditions and:

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

e)	The accounting is complex and users of the financial statements would otherwise not understand those material transactions, other events or conditions.
Refer to Note 4 for related accounting policy information.

2)	Amendments to IAS 8 “Definition of Accounting Estimates”
The Group has applied the amendments since January 1, 2023, which defines accounting estimates as monetary amounts in financial statements that are subject to measurement uncertainty. In applying accounting policies, the Group may be required to measure items at monetary amounts that cannot be observed directly and must instead be estimated. In such a case, the Group uses measurement techniques and inputs to develop accounting estimates to achieve the objective. The effects on an accounting estimate of a change in a measurement technique or a change in an input are changes in accounting estimates unless they result from the correction of prior period errors.

3)	Amendments to IAS 12 “Deferred Tax related to Assets and Liabilities arising from a Single Transaction”
The amendments clarify that the initial recognition exemption under IAS 12 does not apply to transactions in which equal taxable and deductible temporary differences arise on initial recognition. The Group applied the amendments and recognized a deferred tax asset (to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized) and a deferred tax liability for all deductible and taxable temporary differences associated with leases and decommissioning obligations on January 1, 2022. The Group shall apply the amendments prospectively to transactions other than leases and decommissioning obligations that occur on or after January 1, 2022.

4)	Amendments to IAS 12 “International Tax Reform - Pillar Two Model Rules”
The amendments introduce a temporary exception to the requirements in IAS 12 by stipulating that the Group should neither recognize nor disclose information about deferred tax assets and liabilities related to Pillar Two income taxes. The amendments also require the Group to disclose that it has applied the exception and separately disclose its current tax expense (income) related to Pillar Two income taxes. In addition, for periods in which Pillar Two legislation is enacted or substantively enacted but not yet in effect, the Group should disclose qualitative and quantitative information that helps users of financial statements understand the Group’s exposure to Pillar Two income taxes. The requirement that the Group apply the exception and the requirement to disclose that fact are applied immediately and retrospectively upon issuance of the amendments. The remaining disclosure requirements apply for annual reporting periods beginning on or after January 1, 2023, but not for any interim period ending on or before December 31, 2023.

b.	New, revised or amended IFRS Accounting Standards in issue but not yet effective
The Group has not applied the following new, revised or amended IFRS Accounting Standards that have been issued but are not yet effective:

New, Revised or Amended Standards and Interpretations	Effective Date Announced by IASB (Note 1)
Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB
Amendments to IFRS 16“Leases Liability in a Sale and Leaseback”	January 1, 2024 (Note 2)
Amendments to IAS 1 “Classification of Liabilities as Current or Non-current”	January 1, 2024
Amendments to IAS 1 “Non-current Liabilities with Covenants”	January 1, 2024
Amendments to IAS 7 and IFRS 7 “Supplier Finance Arrangements”	January 1, 2024 (Note 3)
Amendments to IAS 21 “Lack of Exchangeability”	January 1, 2025 (Note 4)

Note 1:	Unless stated otherwise, the above IFRS Accounting Standards are effective for annual reporting periods beginning on or after their respective effective dates.

Note 2:	A seller-lessee shall apply the Amendments to IFRS 16 retrospectively to sale and leaseback transactions entered into after the date of initial application of IFRS 16.

Note 3:	The amendments provide some transition relief regarding disclosure requirements.

Note 4:
A Group shall apply those amendments for annual reporting periods beginning on or after January 1, 2025. Upon initial application of the amendments, the Group recognizes any effect as an adjustment to the opening balance of retained earnings. When the Group uses a presentation currency other than its functional currency, it shall, at the date of initial application, recognize any effect as an adjustment to the cumulative amount of translation differences in equity.

c.	Material changes in accounting policy resulted from new, revised and amended standards and interpretations in issue but not yet effective
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
(referred to as the “2020 amendments”) and
“Non-current
Liabilities with Covenants” (referred to as the “2022 amendments”
)

The 2020 amendments clarify that for a liability to be classified as non-current,
the Group shall assess whether it has the right at the end of the reporting period to defer settlement of the liability for at least twelve months after the reporting period. If such rights exist at the end of the reporting period, the liability is classified as non-current
regardless of whether the Group will exercise that right.
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
Although the covenants to be complied with within twelve months after the reporting period do not affect the classification of a liability, the Group shall disclose information that enables users of financial statements to understand the risk of the Group, which may have difficulty complying with the covenants and repaying its liabilities within twelve months after the reporting period.
The 2020 amendments stipulate that, for the purpose of liability classification, the aforementioned settlement refers to a transfer of cash, other economic resources or the Group’s own equity instruments to the counterparty that results in the extinguishment of the liability. However, if the terms of a liability that, at the option of the counterparty, result in its settlement by a transfer of the Group’s own equity instruments, and if such an option is recognized separately as equity in accordance with IAS 32 “Financial Instruments: Presentation”, the aforementioned terms would not affect the classification of the liability.

4.	SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION

a.	Statement of compliance
The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the IASB.

b.	Basis of preparation
The consolidated financial statements have been prepared on the historical cost basis except for financial instruments measured at fair value, contingent considerations assumed in business combinations, and net defined benefit liabilities which are measured at the present value of the defined benefit obligation less the fair value of plan assets.
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

The Group engages in the real estate development business which has an operating cycle of over one year. The normal operating cycle applies when considering the classification of the Group’s real estate development-related assets and liabilities.

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
All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between the members of the Group are eliminated on consolidation. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling
interests even if this results in the
non-controlling
interests having a deficit balance.
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

2)	The detail information of the subsidiaries was as follows:

			Establishment	Percentage of Ownership (%)
			and Operating	December 31
Name of Investor	Name of Investee	Main Businesses	Location	2022	2023

The Company	ASE	Engaged in the packaging and testing of semiconductors	R.O.C.	100.0	100.0
	USI Inc. (“USIINC”)	Holding company	R.O.C.	100.0	100.0
	SPIL	Engaged in the assembly, testing and turnkey services of integrated circuit	R.O.C.	100.0	100.0
	ASE Social Enterprise Co., Ltd.	Engaged in social services, and was established in June 2022	R.O.C.	100.0	100.0
	ASE Global Integrated Solutions Co., Ltd.	Engaged in integration-relevant services, and was established in September 2023	R.O.C.	—	100.0
ASE	A.S.E. Holding Limited	Holding company	Bermuda	100.0	100.0
	J & R Holding Limited (“J&R Holding”)	Holding company	Bermuda	100.0	100.0
	Innosource Limited	Holding company	British Virgin Islands	100.0	100.0

(Continued)

			Establishment	Percentage of Ownership (%)
			and Operating	December 31
Name of Investor	Name of Investee	Main Businesses	Location	2022	2023

	Omniquest Industrial Limited	Holding company	British Virgin Islands	71.0	71.0
	ASE Marketing & Service Japan Co., Ltd.	Engaged in marketing and sales services	Japan	100.0	100.0
	ASE Test, Inc. (“ASET”)	Engaged in the testing of semiconductors	R.O.C.	100.0	100.0
	Luchu Development Corporation (“LUCHU”)	Engaged in the development of real estate properties, and was disposed in December 2023 (Note 30)	R.O.C.	67.1	—
	Advanced Microelectronic Products Inc. (“AMPI”)	Engaged in the manufacturing of integrated circuit	R.O.C.	7.6	7.6
	ASE Singapore Pte. Ltd.	Engaged in the packaging and testing of semiconductors	Singapore	100.0	100.0
	ASE Electronics (M) Sdn. Bhd.	Engaged in the packaging and testing of semiconductors	Malaysia	100.0	100.0
ASET	Alto Enterprises Limited	Holding company	British Virgin Islands	100.0	100.0
	Super Zone Holdings Limited	Holding company	Hong Kong	100.0	100.0
	LUCHU	Engaged in the development of real estate properties, and was disposed in December 2023 (Note 30)	R.O.C.	19.0	—
	TLJ Intertech Inc.	Engaged in information software services	R.O.C.	60.0	60.0
	AMPI	Engaged in the manufacturing of integrated circuit	R.O.C.	43.4	43.4
A.S.E. Holding Limited	ASE Investment (Labuan) Inc.	Holding company	Malaysia	70.1	70.1
	ASE Test Limited (“ASE Test”)	Holding company	Singapore	10.2	10.2
	ASE Technology Partners, Limited	Holding company	British Cayman Islands	100.0	100.0
	Integrated Solutions Enterprise Europe (“ITGEU”)	Trading company	Belgium	100.0	100.0
J&R Holding	ASE Test	Holding company	Singapore	89.8	89.8
	Omniquest Industrial Limited	Holding company	British Virgin Islands	8.4	8.4
	J&R Industrial Inc.	Engaged in leasing equipment and investing activity	R.O.C.	100.0	100.0

(Continued)

			Establishment	Percentage of Ownership (%)
			and Operating	December 31
Name of Investor	Name of Investee	Main Businesses	Location	2022	2023

	ASE Japan Co., Ltd.	Engaged in the packaging and testing of semiconductors	Japan	100.0	100.0
	ASE (U.S.) Inc.	After-sales service and sales support	U.S.A.	100.0	100.0
	Global Advanced Packaging Technology Limited	Holding company	British Cayman Islands	100.0	100.0
Innosource Limited	Omniquest Industrial Limited	Holding company	British Virgin Islands	20.6	20.6
	ASE (Shanghai) Inc. (“ASEMTL”)	Engaged in the production of substrates	Shanghai, China	8.5	8.5
	ASE Enterprise Management (Shanghai) Inc. (“ASEEMSH”)	Engaged in the leasing of properties and buildings, and was spun off from ASEMTL in November 2023	Shanghai, China	—	8.5
Omniquest Industrial Limited	ASE Corporation	Holding company	British Cayman Islands	100.0	100.0
Alto Enterprises Limited	ASE Investment (Kun Shan) Limited	Holding company	Kun Shan, China	100.0	100.0
Super Zone Holdings Limited	Advanced Semiconductor Engineering (China) Ltd.	Engaged in the packaging and testing of semiconductors, after-sale services, advisory and lease of factory	Shanghai, China	100.0	100.0
ASE Investment (Labuan) Inc.	ASE (Korea) Inc.	Engaged in the packaging and testing of semiconductors	Korea	100.0	100.0
ASE Technology Partners, Limited	ASE Technology Acquisition Corporation	Holding company	British Cayman Islands	100.0	100.0
ASE Test	ASE Test Holdings, Ltd.	Holding company	British Cayman Islands	100.0	100.0
	ASE Holdings (Singapore) Pte Ltd	Holding company	Singapore	100.0	100.0
	ASE Investment (Labuan) Inc.	Holding company	Malaysia	29.9	29.9
ASE Test Holdings, Ltd.	ISE Labs, Inc.	Engaged in the testing of semiconductors	U.S.A.	100.0	100.0
ISE Labs, Inc.	ISE Services, Inc.	Engaged in turnkey services of semiconductors	U.S.A.	100.0	100.0

(Continued)

			Establishment	Percentage of Ownership (%)
			and Operating	December 31
Name of Investor	Name of Investee	Main Businesses	Location	2022	2023

Global Advanced Packaging Technology Limited	ASE Assembly & Test (Shanghai) Limited (“ASESH”)	Engaged in the packaging and testing of semiconductors and leasing of properties	Shanghai, China	100.0	100.0
ASESH	Wuxi Tongzhi Microelectronics Co., Ltd.	Engaged in the packaging and testing of semiconductors	Wuxi, China	100.0	100.0
	ISE Labs, China, Ltd.	Engaged in the testing of semiconductor	Shanghai, China	100.0	100.0
	Shanghai Ding Hui Real Estate Development Co., Ltd. (“DH”)	Engaged in the development, construction and sale of real estate properties	Shanghai, China	60.0	60.0
DH	Shanghai Ding Qi Property Management Co., Ltd.	Engaged in the management of real estate properties	Shanghai, China	100.0	100.0
	Shanghai Ding Wei Real Estate Development Co., Ltd.	Engaged in the management of properties, parking lot business and leasing of properties for shopping center	Shanghai, China	100.0	100.0
	Shanghai Ding Yu Real Estate Development Co., Ltd.	Engaged in the management of properties, parking lot business and leasing of properties for shopping center	Shanghai, China	100.0	100.0
	Kun Shan Ding Hong Real Estate Development Co., Ltd.	Engaged in the development, construction and leasing of properties for shopping center	Kun Shan, China	100.0	100.0
	Shanghai Ding Xu Property Management Co., Ltd.	Engaged in the management of real estate properties	Shanghai, China	100.0	100.0
	Shanghai Ding Yao Estate Development Co., Ltd.	Engaged in the management of real estate properties	Shanghai, China	100.0	100.0
	Shanghai Ding Fan Business Management Co., Ltd.	Engaged in the management of commercial complex services and department store trading	Shanghai, China	100.0	100.0
ASE Corporation	ASE Mauritius Inc.	Holding company	Mauritius	100.0	100.0
	ASE Labuan Inc.	Holding company	Malaysia	100.0	100.0
ASE Mauritius Inc.	ASEMTL	Engaged in the production of substrates	Shanghai, China	91.5	91.5
	ASEEMSH	Engaged in the leasing of properties and buildings, and was spun off from ASEMTL in November 2023	Shanghai, China	—	91.5

(Continued)

			Establishment	Percentage of Ownership (%)
			and Operating	December 31
Name of Investor	Name of Investee	Main Businesses	Location	2022	2023

ASE Labuan Inc.	ASE Electronics Inc.	Engaged in the production of substrates	R.O.C.	100.0	100.0
ASEMTL	Advanced Semiconductor Engineering (HK) Limited	Engaged in the trading of substrates	Hong Kong	100.0	100.0
	DH	Engaged in the development, construction and sale of real estate properties (spun off to ASEEMSH in November 2023)	Shanghai, China	40.0	—
	Universal Scientific Industrial (Shanghai) Co., Ltd. (“USISH”)	Engaged in the designing, manufacturing and sales of electronic components	Shanghai, China	0.8	0.8
ASEEMSH	DH	Engaged in the development, construction and sale of real estate properties (spun off from ASEMTL in November 2023)	Shanghai, China	—	40.0
USIINC	Huntington Holdings International Co., Ltd.	Holding company	British Virgin Islands	100.0	100.0
Huntington Holdings International Co., Ltd.	Unitech Holdings International Co., Ltd.	Holding company	British Virgin Islands	100.0	100.0
	Real Tech Holdings Limited	Holding company	British Virgin Islands	100.0	100.0
	Universal ABIT Holding Co., Ltd.	In the process of liquidation	British Cayman Islands	100.0	100.0
Real Tech Holdings Limited	USI Enterprise Limited (“USIE”)	Engaged in the service of investment advisory and warehousing management	Hong Kong	100.0	100.0
USIE	USISH	Engaged in the designing, manufacturing and sales of electronic components	Shanghai, China	77.2	77.0
USISH	Universal Global Technology Co., Limited	Holding company	Hong Kong	100.0	100.0
	Universal Global Technology (Kunshan) Co., Ltd. (“UGKS”)	Engaged in the designing and manufacturing of electronic components	Kun Shan, China	100.0	100.0
	Universal Global Technology (Shanghai) Co., Ltd.	Engaged in the processing and sales of computer and communication peripherals as well as business in import and export of goods and technology	Shanghai, China	100.0	100.0

(Continued)

			Establishment	Percentage of Ownership (%)
			and Operating	December 31
Name of Investor	Name of Investee	Main Businesses	Location	2022	2023

	Universal Global Electronics (Shanghai) Co., Ltd.	Engaged in the sales of electronic components and telecommunications equipment	Shanghai, China	100.0	100.0
	USI Electronics (Shenzhen) Co., Ltd. (“USISZ”)	Engaged in the design, manufacturing and sales of motherboards and computer peripherals	Shenzhen, China	50.0	50.0
	Universal Global Technology (Huizhou) Co., Ltd.	Engaged in the research and manufacturing of new electronic applications, communications, computers and other electronics products and also provided auxiliary technical services as well as import and export services	Huizhou, China	100.0	100.0
	FINANCIERE AFG (”FAFG”)	Holding company	France	10.4	10.4
Universal Global Technology Co., Limited	Universal Global Industrial Co., Limited	Engaged in manufacturing, trading and investing activity	Hong Kong	100.0	100.0
	Universal Global Scientific Industrial Co., Ltd. (“UGTW”)	Engaged in the manufacturing of components of telecommunication and cars and provision of related R&D services	R.O.C.	100.0	100.0
	USI America Inc.	Engaged in the manufacturing and processing of motherboards and wireless network communication and provision of related technical service	U.S.A.	100.0	100.0
	Universal Scientific Industrial De Mexico S.A. De C.V.	Engaged in the assembling of motherboards and computer components	Mexico	100.0	100.0
	USI Japan Co., Ltd.	Engaged in the manufacturing and sales of computer peripherals, integrated chip and other related accessories	Japan	100.0	100.0
	USISZ	Engaged in the design, manufacturing and sales of motherboards and computer peripherals	Shenzhen, China	50.0	50.0

(Continued)

			Establishment	Percentage of Ownership (%)
			and Operating	December 31
Name of Investor	Name of Investee	Main Businesses	Location	2022	2023

	Universal Global Electronics Co., Ltd. (“UGHK”)	Engaged in accepting and outsourcing orders as well as sales of electronic components and service of technical advisory	Hong Kong	100.0	100.0
	Universal Scientific Industrial (France)	Engaged in investing activities	France	100.0	100.0
	UNIVERSAL SCIENTIFIC INDUSTRIAL VIETNAM COMPANY LIMITED	Engaged in IC assembly for wearable devices	Vietnam	100.0	100.0
	Universal Ample Technology Co., Limited	Holding company, and was established in May 2023	Hong Kong	—	75.1
Universal Global Industrial Co., Limited	Universal Scientific Industrial De Mexico S.A. De C.V.	Engaged in the assembling of motherboards and computer components	Mexico	(Note 1)	(Note 1)
UGTW	Universal Scientific Industrial Co., Ltd.	Engaged in the manufacturing, processing and sales of computers, computer peripherals and related accessories	R.O.C.	100.0	100.0
UGHK	Universal Scientific Industrial Poland Sp. z o.o.	Engaged in the design and manufacturing of electronic components and new electronic applications	Poland	100.0	100.0
Universal Global Electronics (Shanghai) Co., Ltd.	USI Science and Technology (Shenzhen) Co., Ltd.	Engaged in the design of electronic components, service of technical advisory; wholesale of electronic components and communication peripherals as well as business in import and export of goods and management of properties	Shenzhen, China	100.0	100.0
Universal Ample Technology Co., Limited	setus 80. GmbH	Holding company, and was established in May 2023	Germany	—	100.0
setus 80. GmbH	Hirschmann Car Communication Holding S.a.r.l. (“Hirschmann”)	Holding company	Luxembourg	—	100.0

(Continued)

			Establishment	Percentage of Ownership (%)
			and Operating	December 31
Name of Investor	Name of Investee	Main Businesses	Location	2022	2023

Hirschmann	Hirschmann Car Communication GmbH	Engaged in the research and development, manufacturing and sales of PCBAs and tuners	Germany	—	100.0
	Hirschmann Car Communication Kft.	Engaged in the manufacturing and sales of antennas, RF amplifiers, connectors and wave straps	Hungary	—	100.0
	Hirschmann Car Communication, Inc.	Engaged in the research and development, and sales marketing	U.S.A.	—	100.0
Hirschmann Car Communication GmbH	Hirschmann Car Communication S.A.S.	Engaged in the research and development, and sales marketing	France	—	100.0
	Hirschmann Car Communication (Shanghai) Co., Ltd.	Engaged in the sales of antennas, RF amplifiers and wave straps, PCBs, and tuners	Shanghai, China	—	100.0
Universal Scientific Industrial (France)	FAFG	Holding company	France	89.6	89.6
FAFG	MANUFACTURING POWER TUNISIA	Engaged in the design and manufacturing of electronic components	Tunisia	100.0	100.0
	ASTEELFLASH MEXICO S.A. de C.V.	Engaged in the design and manufacturing of electronic components	Mexico	100.0	100.0
	ASTEELFLASH (BEDFORD) LIMITED	Engaged in the design and manufacturing of electronic components	United Kingdom	100.0	100.0
	ASTEELFLASH FRANCE	Engaged in the design and manufacturing of electronic components	France	99.9	99.9
	ASTEELFLASH TUNISIE S.A.	Engaged in the design and manufacturing of electronic components	Tunisia	100.0	100.0
	ASTEELFLASH HONG KONG LIMITED	Holding company	Hong Kong	100.0	100.0
	ASTEELFLASH GERMANY GmbH	Engaged in the design and manufacturing of electronic components	Germany	100.0	100.0
	ASTEELFLASH US HOLDING CORP.	Holding company	U.S.A.	100.0	100.0
	AFERH TUNISIE	Engaged in the management, training and consulting of human resources	Tunisia	0.5	0.5

(Continued)

			Establishment	Percentage of Ownership (%)
			and Operating	December 31
Name of Investor	Name of Investee	Main Businesses	Location	2022	2023

	ASTEEL ELECTRONICS MANUFACTURING SERVICES	Engaged in the design and manufacturing of electronic components	Tunisia	0.1	0.1
	ASTEELFLASH PLZEN S.R.O.	Engaged in the design and manufacturing of electronic components	Czech Republic	100.0	100.0
ASTEELFLASH (BEDFORD) LIMITED	ASTEELFLASH TUNISIE S.A.	Engaged in the design and manufacturing of electronic components	Tunisia	(Note 1)	(Note 1)
ASTEELFLASH TECHNOLOGIE	ASTEELFLASH FRANCE	Engaged in the design and manufacturing of electronic components	France	(Note 1)	(Note 1)
ASTEELFLASH FRANCE	ASTEEL ELECTRONICS MANUFACTURING SERVICES	Engaged in the design and manufacturing of electronic components	Tunisia	99.9	99.9
	ASTEELFLASH TECHNOLOGIE	Engaged in projection of plastic and the design and manufacturing of industrial components	France	100.0	100.0
	ASTEELFLASH BRETAGNE	Engaged in the design and manufacturing of electronic components	France	100.0	100.0
	ASTEELFLASH TUNISIE S.A.	Engaged in the design and manufacturing of electronic components	Tunisia	(Note 1)	(Note 1)
	AFERH TUNISIE	Engaged in the management, training and consulting of organization and human resources	Tunisia	99.5	99.5
ASTEELFLASH HONG KONG LIMITED	Asteelflash Suzhou Co., Ltd.	Engaged in the design and manufacturing of electronic components	Suzhou, China	100.0	100.0
Asteelflash Suzhou Co., Ltd.	ASTEELFLASH TUNISIE S.A.	Engaged in the design and manufacturing of electronic components	Tunisia	(Note 1)	(Note 1)
ASTEELFLASH GERMANY GmbH	ASTEELFLASH HERSFELD GmbH	Engaged in the design and manufacturing of electronic components	Germany	100.0	100.0
	ASTEELFLASH EBERBACH GmbH	Merged by ASTEELFLASH HERSFELD GmbH in November 2023	Germany	100.0	—

(Continued)

			Establishment	Percentage of Ownership (%)
			and Operating	December 31
Name of Investor	Name of Investee	Main Businesses	Location	2022	2023

	ASTEELFLASH BONN GmbH	Merged by ASTEELFLASH HERSFELD GmbH in November 2023	Germany	100.0	—
	ASTEELFLASH SCHWANDORF GmbH	Merged by ASTEELFLASH HERSFELD GmbH in November 2023	Germany	100.0	—
	ASTEELFLASH DESIGN SOLUTIONS HAMBOURG GmbH	Engaged in the design and manufacturing of electronic components	Germany	100.0	100.0
	EN ELECTRONIC NETWORK SRL	Engaged in the design and manufacturing of electronic components	Romania	100.0	100.0
	ASTEELFLASH TUNISIE S.A.	Engaged in the design and manufacturing of electronic components	Tunisia	(Note 1)	(Note 1)
ASTEELFLASH MEXICO S.A. de C.V.	ASTEELFLASH TUNISIE S.A.	Engaged in the design and manufacturing of electronic components	Tunisia	(Note 1)	(Note 1)
ASTEELFLASH US HOLDING CORP.	ASTEELFLASH USA CORP.	Engaged in the design and manufacturing of electronic components	U.S.A.	100.0	100.0
ASTEELFLASH USA CORP.	ASTEELFLASH TUNISIE S.A.	Engaged in the design and manufacturing of electronic components	Tunisia	(Note 1)	(Note 1)
SPIL	SPIL (B.V.I.) Holding Limited	Engaged in investing activities	British Virgin Islands	100.0	100.0
	Siliconware Precision Malaysia Sdn. Bhd.	Engaged in the assembly and testing, and was established in September 2023	Malaysia	—	100.0
SPIL (B.V.I.) Holding Limited	Siliconware USA, Inc.	Engaged in marketing activities	U.S.A.	100.0	100.0
	SPIL (Cayman) Holding Limited	Engaged in investing activities	British Cayman Islands	100.0	100.0
SPIL (Cayman) Holding Limited	Siliconware Technology (Suzhou) Limited	Engaged in the packaging and testing of semiconductors	Suzhou, China	100.0	100.0
(Concluded)

Note 1:	The number of shares held was 1 share or 3 shares and the percentage of ownership was less than 0.1%.

e.	Business combinations
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
All financial liabilities are measured at amortized cost using the effective interest method except for:
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
The Group enters into a variety of derivative financial instruments to manage its exposure to foreign exchange rate risks, including forward exchange contracts and swap contracts.

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
non-derivatives
as hedging instruments in respect of foreign currency risk in fair value hedges.

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

2)	Hedges of net investments in foreign operations
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
Subsequently, lease liabilities are measured at amortized cost using the effective interest method, with interest expense recognized over the lease terms. When there is a change in a lease term, a change in the amounts expected to be payable under a residual value guarantee, a change in the assessment of an option to purchase an underlying asset, or a change in future lease payments resulting from a change in an index or a rate used to determine those payments, the Group remeasures the lease liabilities with a corresponding adjustment to the right-of-use
assets. However, if the carrying amount of the
right-of-use
assets is reduced to zero, any remaining amount of the remeasurement is recognized in profit or loss. For a lease modification that is not accounted for as a separate lease, the Group accounts for the remeasurement of the lease liability by (a) decreasing the carrying amount of the right-of-use
assets of lease modifications that decreased the scope of the lease, and recognizing in profit or loss any gain or loss on the partial or full termination of the lease; (b) making a corresponding adjustment to the right-of-use
asset of all other lease modifications. Lease liabilities are presented on a separate line in the consolidated balance sheets.
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
Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. If a temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit, and at the time of the transaction, does not give rise to equal taxable and deductible temporary differences, the resulting deferred tax asset or liability is not recognized. In addition, a deferred tax liability is not recognized on taxable temporary differences arising from the initial recognition of goodwill.
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
The Group has applied the exception from the recognition and disclosure of deferred tax assets and liabilities relating to Pillar Two income taxes. Accordingly, the Group neither recognizes nor discloses information about deferred tax assets and liabilities related to Pillar Two income taxes.

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
A translation of the consolidated financial statements into U.S. dollars is included solely for the convenience of the readers and has been translated from New Taiwan dollar (NT$) at the exchange rate as set forth in the statistical release by the Federal Reserve Board of the United States, which was NT$30.62 to US$
1.00
as of December
29
, 2023. The translation should not be construed as a representation that the NT$ amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

5.	MATERIAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY
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
Impairment of goodwill
Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The calculation of the value in use requires management to estimate the future cash flows expected to be generated from the cash-generating units and a suitable discount rate in order to calculate the present value. Where the change in facts and circumstances results in downward revision of actual future cash flows or upward revision of discount rates, a material impairment loss may arise.

6.	CASH AND CASH EQUIVALENTS

	December 31
	2022	2023
	NT$	NT$	US$ (Note 4)

Cash on hand	$5,989	$4,623	$151
Checking accounts and demand deposits	47,632,415	55,972,581	1,827,974
Cash equivalents (time deposits with original maturity of less than three months)	10,401,990	11,307,314	369,279

	$58,040,394	$67,284,518	$2,197,404

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2022	2023
	NT$	NT$	US$ (Note 4)

Financial assets mandatorily classified as at FVTPL

Derivative instruments (non-designated hedges)
Swap contracts	$3,205,828	$1,453,868	$47,481
Forward exchange contracts	246,710	161,924	5,288
Non-derivative financial assets
Quoted ordinary shares	2,521,964	2,099,844	68,577
Private-placement funds	1,599,932	1,796,015	58,655
Unquoted preferred shares	628,156	747,960	24,427
Open-end mutual funds	293,385	307,669	10,048
Contingent considerations	438,176	—	—
Hybrid financial assets
Convertible notes	—	61,410	2,006

	8,934,151	6,628,690	216,482
Current	6,825,157	4,084,715	133,400

Non-current	$2,108,994	$2,543,975	$83,082

Financial liabilities held for trading - current

Derivative instruments (non-designated hedges)
Swap contracts	$543,547	$1,183,469	$38,650
Forward exchange contracts	83,213	118,873	3,882

	$626,760	$1,302,342	$42,532

a.	At each balance sheet date, outstanding swap contracts not accounted for hedge accounting were as follows:

Currency	Maturity Period	Notional Amount (In Thousands)

December 31, 2022

Sell RMB/Buy US$	2023.01	RMB2,436,980/US$350,000
Sell NT$/Buy US$	2023.01 - 2023.12	NT$78,424,577/US$2,690,000
Sell US$/Buy KRW	2023.01	US$42,000/KRW54,152,400
Sell US$/Buy NT$	2023.01	US$530,320/NT$16,220,105

December 31, 2023

Sell RMB/Buy US$	2024.01	RMB869,750/US$122,000
Sell HKD/Buy US$	2024.03	HKD11,340/US$1,455
Sell JPY/Buy US$	2024.03	JPY385,320/US$2,746
Sell NT$/Buy US$	2024.01 - 2024.12	NT$89,691,195/US$2,988,500
Sell US$/Buy KRW	2024.01	US$31,000/KRW40,420,300
Sell US$/Buy NT$	2024.01	US$353,290/NT$10,965,140

b.	At each balance sheet date, outstanding forward exchange contracts not accounted for hedge accounting were as follows:

Currency	Maturity Period	Notional Amount (In Thousands)

December 31, 2022

Sell RMB/Buy JPY	2023.01	RMB42,181/JPY810,000
Sell RMB/Buy NT$	2023.01 - 2023.02	RMB7,000/NT$30,722
Sell RMB/Buy US$	2023.01 - 2023.02	RMB1,081,934/US$155,418
Sell EUR/Buy JPY	2023.01	EUR697/JPY100,000
Sell NT$/Buy US$	2023.01 - 2023.03	NT$4,010,015/US$130,000
Sell US$/Buy RMB	2023.01 - 2023.03	US$368,500/RMB2,579,155
Sell US$/Buy EUR	2023.01 - 2023.10	US$14,668/EUR14,640
Sell US$/Buy JPY	2023.01	US$63,743/JPY8,485,493
Sell US$/Buy KRW	2023.01	US$2,000/KRW2,534,800
Sell US$/Buy MYR	2023.01 - 2023.03	US$25,000/MYR112,639
Sell US$/Buy NT$	2023.01 - 2023.03	US$125,410/NT$3,830,145
Sell US$/Buy PLN	2023.01 - 2023.12	US$12,000/PLN61,129
Sell US$/Buy SGD	2023.01 - 2023.02	US$16,600/SGD22,783

December 31, 2023

Sell RMB/Buy JPY	2024.01	RMB8,292/JPY165,000
Sell RMB/Buy NT$	2024.02 - 2024.03	RMB2,628/NT$11,468
Sell RMB/Buy US$	2024.01	RMB132,074/US$18,539
Sell EUR/Buy CZK	2024.01 - 2024.06	EUR 2,435 /CZK 60,000
Sell NT$/Buy US$	2024.01 - 2024.03	NT$4,647,815/US$150,000
Sell US$/Buy RMB	2024.01 - 2024.02	US$297,286/RMB2,118,620
Sell US$/Buy JPY	2024.01	US$33,315/JPY4,770,080
Sell US$/Buy KRW	2024.01	US$95,710/KRW123,622,879
Sell US$/Buy MYR	2024.01	US$16,000/MYR74,547
Sell US$/Buy NT$	2024.01 - 2024.03	US$67,170/NT$2,079,110
Sell US$/Buy PLN	2024.01 - 2024.06	US$6,000/PLN26,130
Sell US$/Buy SGD	2024.01 - 2024.02	US$12,500/SGD16,770

8.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME (FVTOCI)

	December 31
	2022	2023
	NT$	NT$	US$ (Note 4)

Investments in equity instruments at FVTOCI	$482,559	$620,831	$20,275
Investments in debt instruments at FVTOCI	1,059,712	1,042,906	34,060

	$1,542,271	$1,663,737	$54,335

a.	Investments in equity instruments at FVTOCI

	December 31
	2022	2023
	NT$	NT$	US$ (Note 4)

Unquoted ordinary shares	$419,491	$607,528	$19,841
Unquoted preferred shares	13,883	13,303	434
Quoted ordinary shares	45,683	—	—
Limited partnership	3,502	—	—

	$482,559	$620,831	$20,275

b.	Investments in debt instruments at FVTOCI

	December 31
	2022	2023
	NT$	NT$	US$ (Note 4)

Unsecured subordinate corporate bonds	$1,059,712	$1,042,906	$34,060

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

10.	TRADE RECEIVABLES, NET

	December 31
	2022	2023
	NT$	NT$	US$ (Note 4)

At amortized cost
Gross carrying amount	$109,408,693	$94,232,032	$3,077,467
Less: Allowance for impairment loss	164,408	340,417	11,117

	109,244,285	93,891,615	3,066,350
At FVTOCI	5,402,714	5,637,485	184,111

	$114,646,999	$99,529,100	$3,250,461

a.	Trade receivables

1)	At amortized cost
The Group’s average credit terms granted to the customers were 30 to 90 days. The Group evaluates the risk and probability of credit loss of trade receivables by reference to the Group’s past experiences, financial condition of each customer, as well as competitive advantage and future development of the industry in which the customer operates. The Group then reviews the recoverable amount of each individual trade receivable at each balance sheet date to ensure that adequate allowance is made for possible irrecoverable amounts. In this regard, management believes the Group’s credit risk was significantly reduced.
The Group measures the loss allowance for trade receivables at an amount equal to lifetime ECLs. The expected credit losses on trade receivables are estimated using a provision matrix by reference to past default experience of the debtor and an analysis of the debtor’s current financial position, adjusted for general economic conditions of the industry in which the debtors operate and an assessment of both the current as well as the forecast direction of economic conditions at each balance sheet date. As the Group’s historical credit loss experience shows significantly different loss patterns for different customer groups, the provision matrix for expected credit loss allowance based on trade receivables due status is further distinguished according to the Group’s different customer base.
The Group writes off a trade receivable when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery. For trade receivables that have been written off, the Group continues to engage in enforcement activity to attempt to recover the receivables due. Where recoveries are made, these are recognized in profit or loss.
The following table details the loss allowance of trade receivables based on the Group’s provision matrix.
December 31, 2022

	Not Past Due	Overdue 1 to 30 days	Overdue 31 to 90 Days	Overdue Over 91 Days	Individually Impaired	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Expected credit loss rate	0%	0%-10%	0%-70%	1%-100%	0%-100%

Gross carrying amount	$102,857,157	$4,765,548	$1,413,656	$294,937	$77,395	$109,408,693
Loss allowance (Lifetime ECLs)	(20,445)	(1,778)	(47,752)	(70,133)	(24,300)	(164,408)

	$102,836,712	$4,763,770	$1,365,904	$224,804	$53,095	$109,244,285

December 31, 2023

	Not Past Due	Overdue 1 to 30 days	Overdue 31 to 90 Days	Overdue Over 91 Days	Individually Impaired	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Expected credit loss rate	0%	0%-10%	0%-70%	1%-100%	0%-100%

Gross carrying amount	$87,272,289	$4,915,827	$1,334,335	$251,769	$457,812	$94,232,032
Loss allowance (Lifetime ECLs)	(11,118)	(1,521)	(17,272)	(139,299)	(171,207)	(340,417)

	$87,261,171	$4,914,306	$1,317,063	$112,470	$286,605	$93,891,615

	Not Past Due	Overdue 1 to 30 days	Overdue 31 to 90 Days	Overdue Over 91 Days	Individually Impaired	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Expected credit loss rate	0%	0%-10%	0%-70%	1%-100%	0%-100%

Gross carrying amount	$2,850,173	$160,543	$43,578	$8,222	$14,951	$3,077,467
Loss allowance (Lifetime ECLs)	(363)	(50)	(564)	(4,549)	(5,591)	(11,117)

	$2,849,810	$160,493	$43,014	$3,673	$9,360	$3,066,350

The movements of the loss allowance of trade receivables were as follows:

	December 31
	2021	2022	2023
	NT$	NT$	NT$	US$ (Note 4)

Balance at January 1	$97,358	$103,353	$164,408	$5,369
Remeasurement of loss allowance	17,078	59,490	108,672	3,549
Acquisition through business combinations	—	—	73,689	2,407
Amounts written off	(399)	—	(8,376)	(274)
Disposal of subsidiaries	(4,637)	—	—	—
Effects of foreign currency exchange differences	(6,047)	1,565	2,024	66

Balance at December 31	$103,353	$164,408	$340,417	$11,117

2)	At FVTOCI
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
The following table details the loss allowance of trade receivables at FVTOCI based on the Group’s provision matrix.

December 31, 2022

	Not Past Due	Overdue 1 to 30 days	Overdue 31 to 90 Days	Overdue Over 91 Days	Total
	NT$	NT$	NT$	NT$	NT$

Expected credit loss rate	0%	0%	0%	0%	—

Gross carrying amount	$5,291,410	$22,221	$83,767	$5,316	$5,402,714
Loss allowance (Lifetime ECLs)	—	—	—	—	—

	$5,291,410	$22,221	$83,767	$5,316	$5,402,714

December 31, 2023
	Not Past Due	Overdue 1 to 30 days	Overdue 31 to 90 Days	Overdue Over 91 Days	Total
	NT$	NT$	NT$	NT$	NT$

Expected credit loss rate	0%	0%	0%	0%	—

Gross carrying amount	$5,548,363	$5	$76,717	$12,400	$5,637,485
Loss allowance (Lifetime ECLs)	—	—	—	—	—

	$5,548,363	$5	$76,717	$12,400	$5,637,485

	Not Past Due	Overdue 1 to 30 days	Overdue 31 to 90 Days	Overdue Over 91 Days	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Expected credit loss rate	0%	0%	0%	0%	—

Gross carrying amount	$181,201	$—	$2,505	$405	$184,111
Loss allowance (Lifetime ECLs)	—	—	—	—	—

	$181,201	$—	$2,505	$405	$184,111

3)	At FVTPL
Some of the Group’s subsidiaries sell all of their trade receivables to banks without recourse. The sale will result in the derecognition of these trade receivables because the Group’s subsidiaries will transfer substantially all risks and rewards to banks. These trade receivables are measured at FVTPL because the objective of those subsidiaries’ business model is the selling of financial assets. As of December 31, 2022 and 2023, the trade receivables at FVTPL were all factored to banks without recourse.

b.	Transfers of financial assets
The followings were the Group’s outstanding trade receivables transferred but not yet due:

Counterparty	Receivables Factoring Proceed		Reclassified to Other Receivables		Advances Received- Unused		Advances Received- Used		Annual Interest Rates on Advances Received (%)

December 31, 2022

BNP Paribas	EUR	23,600	EUR	18,283	EUR	17,103	EUR	5,317	0.80

December 31, 2023

BNP Paribas	EUR	28,545	EUR	28,545	EUR	27,206	EUR	—	—

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

11.	INVENTORIES

	December 31
	2022	2023
	NT$	NT$	US$ (Note 4)

Finished goods	$12,628,314	$9,885,674	$322,850
Work in process	8,821,890	5,974,884	195,130
Raw materials	61,672,903	39,583,038	1,292,718
Supplies	3,344,968	3,128,957	102,187
Raw materials and supplies in transit	869,400	1,033,635	33,757

	$87,337,475	$59,606,188	$1,946,642

The cost of inventories recognized as operating costs for the years ended December 31, 2021, 2022 and 2023 were NT$458,345,579 thousand, NT$534,314,001 thousand and NT$488,429,585 thousand (US$15,951,325 thousand), respectively, which included write-downs of inventories at NT$647,946 thousand, NT$2,031,485 thousand and NT$3,389,936 thousand (US$110,710 thousand), respectively.

12.	INVENTORIES RELATED TO REAL ESTATE BUSINESS

	December 31
	2022	2023
	NT$	NT$	US$ (Note 4)

Land and buildings held for sale	$678,080	$666,665	$21,772
Construction in progress	3,023,070	3,001,811	98,035
Land held for construction	1,787,526	—	—

	$5,488,676	$3,668,476	$119,807

Construction in progress is mainly located on Lidu Road in Kun Shan, China. The capitalized borrowing costs for the years ended December 31, 2021, 2022 and 2023 are disclosed in Note 25.
As of December 31, 2022 and 2023, inventories related to real estate business of NT$5,488,676 thousand and NT$3,668,476 thousand (US$119,807 thousand), respectively, are expected to be re alized
 longer than twelve months.
Refer to Note 36 for the carrying amount of inventories related to real estate business that had been pledged by the Group to secure bank borrowings.

13.	OTHER FINANCIAL ASSETS

	December 31
	2022	2023
	NT$	NT$	US$ (Note 4)

Guarantee deposits	$4,606,790	$5,481,446	$179,015
Pledged time deposits (Note 36)	447,459	470,373	15,362
Time deposits with original maturity over three months	63,853	61,067	1,995
Others (Note 36)	60,422	149,581	4,884

	5,178,524	6,162,467	201,256
Current	734,465	598,136	19,534

Non-current	$4,444,059	$5,564,331	$181,722

14.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

	December 31
	2022	2023
	NT$	NT$	US$ (Note 4)

Investments in associates	$14,163,995	$19,595,234	$639,949
Investments in joint ventures	515,351	15,377	502

	$14,679,346	$19,610,611	$640,451

a.	Investments in associates

1)	Investments in associates accounted for using the equity method that was not individually material consisted of the following:

		Operating	Carrying Amount as of December 31
Name of Associate	Main Business	Location	2022	2023
			NT$	NT$	US$ (Note 4)

Yann Yuan Investment Co., Ltd. (“Yann Yuan”)	Engaged in investing activities	R.O.C.	$7,494,541	$10,250,888	$334,778
ChipMOS Technologies Inc. (“ChipMOS”)	Engaged in the packaging and testing of semiconductors	R.O.C.	2,748,810	2,786,339	90,997
MACHVISION,INC. (“MACHVISION”)	Engaged in the manufacturing and trading of non-contact optical inspection equipment	R.O.C.	—	2,123,368	69,346
Hung Ching Development & Construction Co. (“HC”)	Engaged in the development, construction and leasing of real estate properties	R.O.C.	1,597,745	2,035,230	66,467
M-Universe Investments Pte. Ltd. (“MU”)	Investment company	Singapore	2,090,663	2,072,314	67,678
Chipletz, Inc. (“CHIPLETZ”)	Fabless substrate design house	U.S.A.	145,640	248,209	8,106
Hung Ching Kwan Co. (“HCK”)	Engaged in the leasing of real estate properties	R.O.C.	244,516	232,446	7,591
Questyle Audio Engineering Co., Ltd. (“QUESTYLE”)	Engaged in the research and development on technology and sales of electronic products, digital products, audio equipment and spare parts, domestic trading; import and export business	China	88,189	72,421	2,365
(Continued)

		Operating	Carrying Amount as of December 31
Name of Associate	Main Business	Location	2022	2023
			NT$	NT$	US$ (Note 4)

Deca Technologies Inc. (“DECA”)	Holding company with group engaged in the development of wafer level packaging	U.S.A.	$54,040	$53,357	$1,743
Goodcare Holdings Inc. (“GOODCARE”)	Holding company, engaged in operation investment, long-term care and home services business	R.O.C.	—	20,811	680

			14,464,144	19,895,383	649,751
	Less: Deferred gain on transfer of land		300,149	300,149	9,802

			$14,163,995	$19,595,234	$639,949

(Concluded)

2)	At each balance sheet date, the total percentages of ownership held by the Group were as follows:

	December 31
	2022	2023

Yann Yuan	27.94%	27.94%
ChipMOS	10.85%	10.85%
MACHVISION	—	23.08%
HC	26.22%	26.22%
MU	42.23%	42.23%
CHIPLETZ	20.82%	19.43%
HCK	27.31%	27.31%
QUESTYLE	6.67%	6.67%
DECA	17.85%	17.84%
GOODCARE	—	49.00%

3)
At the end of 2022, the Group evaluated the recoverable amount of its investment in CHIPLETZ by using the value in use. The recoverable amount was lower than the carrying amount and, therefore, the Group recognized an impairment loss of NT$61,206 thousand under the line item of other gains and losses (Note 25). The value in use of its investment in CHIPLETZ was the present value of cash flow projections made by CHIPLETZ’s management with a discount rate of 22.2% at the end of 2022. In September and October 2023, the Group’s subsidiary, ISE Labs, Inc., subscribed in cash
for additional
newly issued preferred

shares of CHIPLETZ at a percentage different from its existing ownership percentage, which led to a decrease in the Group’s percentage of ownership in CHIPLETZ to 19.43%. The Group considered it still
has significant influence over CHIPLETZ since it involves in making significant decisions by participating in CHIPLETZ’s board meeting.

4)
In November 2022, the Group’s subsidiary, USISH, invested RMB20,000 thousand to obtain 6.67% ownership of QUESTYLE. The Group considered it has significant influence over QUESTYLE since it involves in making significant decisions by participating in QUESTYLE’s board meeting.

5)	In March 2023, the Group’s subsidiary, ASE Social Enterprise Co., Ltd, acquired 49.00% ownership of GOODCARE and obtained significant influence over GOODCARE.

6)
In June 2023, the Group’s subsidiary, ASE, subscribed for 13,418 thousand ordinary shares of MACHVISION through a private placement by NT$
2,167,007

thousand

(US$
70,771

thousand) in cash; after the subscription, the Group owned 23.08% shareholdings of MACHVISION and the Group is able to exercise significant influence over MACHVISION. Transfer of the aforementioned ordinary shares within
3

years from the acquisition date is prohibited by regulations. As of December 31, 2023, the Group has completed the identification of the difference between the cost of the investment and the Group’s share of the net fair value of MACHVISION’s identifiable assets and liabilities.

7)	In the second quarter of 2023, the exercise of employee share options issued by DECA led the Group’s percentage of ownership in DECA decreased to 17.84%.

8)	Fair values (Level 1) of investments in associates with available published price quotation are summarized as follows:

	December 31
	2022	2023
	NT$	NT$	US$ (Note 4)

ChipMOS	$2,643,498	$3,333,964	$108,882

HC	$1,420,636	$1,904,476	$62,197

9)	Aggregate information of associates that are not individually material

	For the Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$	US$ (Note 4)

The Group’s share of:
Net income	$872,697	$1,083,538	$1,091,814	$35,657
Other comprehensive income (loss)	3,624,403	(3,082,307)	2,439,733	79,678

Total comprehensive income (loss)	$4,497,100	$(1,998,769)	$3,531,547	$115,335

b.	Investments in joint ventures

1)	Investments in joint ventures that was not individually material and accounted for using the equity method consisted of the following:

		Operating Location	Carrying Amount as of December 31
Name of Joint Venture	Main Business		2022	2023
			NT$	NT$	US$ (Note 4)

MUtek Electronics Co., Ltd. (“MUtek”)	Engaged in the production and wholesale of electronic products	R.O.C.	$26,591	$15,377	$502
SUMA-USI Electronics Co., Ltd. (“SUMA-USI”)	Engaged in the design and production of electronic products	China	488,760	—	—

			$515,351	$15,377	$502

2)	At each balance sheet date, the percentages of ownership held by the Group’s subsidiaries were as follows:

	December 31
	2022	2023

MUtek	49.00%	49.00%
SUMA-USI	49.00%	—
In January 2023, UGKS entered into a shares transfer agreement with
Suma

Information Industry Co., Ltd. to transfer its 49.00% ownership of
SUMA-USI
based on its business operation strategy. The transfer price was RMB110,880 thousand. After the completion of shares transfer, the Group no longer held ownership of
SUMA-USI.

3)	Aggregate information of joint ventures that were not individually material

	For the Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$	US$ (Note 4)

The Group’s share of:
Total net income (loss) and comprehensive income (loss)	$27,003	$101,839	$(11,214)	$(366)

15.	PROPERTY, PLANT AND EQUIPMENT
The carrying amounts of each class of property, plant and equipment were as follows:

	December 31
	2022	2023
	NT$	NT$	US$ (Note 4)

Land and land improvements	$13,006,893	$13,523,045	$441,641
Buildings and improvements	91,623,291	100,697,091	3,288,605
Machinery and equipment	142,129,485	126,807,662	4,141,334
Other equipment	3,401,543	3,019,031	98,597
Construction in progress and machinery under installation	18,073,406	20,765,193	678,158

	$268,234,618	$264,812,022	$8,648,335

For the year ended December 31, 2021

	Land	Buildings and Improvements	Machinery and Equipment	Other Equipment	Construction in Progress and Machinery under Installation	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2021	$10,457,960	$158,812,500	$416,368,479	$16,870,978	$13,853,465	$616,363,382
Additions	1,126,012	2,718,507	1,332,497	135,439	69,105,086	74,417,541
Disposals	(2,400)	(659,833)	(10,999,274)	(2,144,766)	(32,960)	(13,839,233)
Disposal of subsidiaries (Note 30)	—	(12,344,067)	(33,309,236)	(1,247,326)	(1,237,431)	(48,138,060)
Reclassification	393	5,038,562	53,856,444	1,181,455	(64,884,288)	(4,807,434)
Acquisitions through business combinations (Note 29)	—	5,284	28,282	3,108	4,852	41,526
Effect of foreign currency exchange differences	(51,425)	(929,254)	(3,788,594)	(197,844)	123,549	(4,843,568)

Balance at December 31, 2021	$11,530,540	$152,641,699	$423,488,598	$14,601,044	$16,932,273	$619,194,154

Accumulated depreciation and impairment

Balance at January 1, 2021	$—	$75,998,643	$293,828,682	$12,170,660	$—	$381,997,985
Depreciation expense	—	7,620,561	39,147,076	1,836,523	—	48,604,160
Impairment losses recognized	—	15,915	105,815	5,036	—	126,766
Disposals	—	(565,551)	(10,151,428)	(2,065,174)	—	(12,782,153)
Disposal of subsidiaries (Note 30)	—	(5,369,867)	(24,974,206)	(1,100,858)	—	(31,444,931)
Reclassification	—	(3,924,490)	142,234	(18,218)	—	(3,800,474)
Acquisitions through business combinations (Note 29)	—	241	1,067	2,452	—	3,760
Effect of foreign currency exchange differences	—	(407,690)	(2,813,158)	(157,661)	—	(3,378,509)

Balance at December 31, 2021	$—	$73,367,762	$295,286,082	$10,672,760	$—	$379,326,604

For the year ended December 31, 2022

	Land	Buildings and Improvements	Machinery and Equipment	Other Equipment	Construction in Progress and Machinery under Installation	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2022	$11,530,540	$152,641,699	$423,488,598	$14,601,044	$16,932,273	$619,194,154
Additions	1,453,816	302,092	1,514,563	137,208	72,392,895	75,800,574
Disposals	(63,446)	(1,129,046)	(7,457,317)	(1,176,897)	(6,271)	(9,832,977)
Reclassification	—	19,150,796	51,716,057	560,828	(71,530,690)	(103,009)
Effect of foreign currency exchange differences	85,983	1,833,158	4,232,801	232,425	285,199	6,669,566

Balance at December 31, 2022	$13,006,893	$172,798,699	$473,494,702	$14,354,608	$18,073,406	$691,728,308

Accumulated depreciation and impairment

Balance at January 1, 2022	$—	$73,367,762	$295,286,082	$10,672,760	$—	$379,326,604
Depreciation expense	—	7,516,917	39,819,816	1,609,023	—	48,945,756
Impairment losses recognized	—	244,719	155,334	5,346	—	405,399
Disposals	—	(1,081,082)	(7,114,817)	(1,138,221)	—	(9,334,120)
Reclassification	—	198,534	365,180	(365,180)	—	198,534
Effect of foreign currency exchange differences	—	928,558	2,853,622	169,337	—	3,951,517

Balance at December 31, 2022	$—	$81,175,408	$331,365,217	$10,953,065	$—	$423,493,690

For the year ended December 31, 2023
	Land and Land Improvements	Buildings and Improvements	Machinery and Equipment	Other Equipment	Construction in Progress and Machinery under Installation	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2023	$13,006,893	$172,798,699	$473,494,702	$14,354,608	$18,073,406	$691,728,308
Additions	424,130	1,866,786	2,308,779	141,158	44,017,796	48,758,649
Disposals	(3,436)	(8,786,519)	(7,912,516)	(1,441,685)	(9,457)	(18,153,613)
Reclassification	142,562	16,398,574	24,044,088	992,109	(41,394,745)	182,588
Acquisitions through business combinations (Note 29)	17,921	113,416	1,133,555	133,867	167,477	1,566,236
Effect of foreign currency exchange differences	(6,584)	(594,193)	(2,394,857)	(88,199)	(89,284)	(3,173,117)

Balance at December 31, 2023	$13,581,486	$181,796,763	$490,673,751	$14,091,858	$20,765,193	$720,909,051

Accumulated depreciation and impairment

Balance at January 1, 2023	$—	$81,175,408	$331,365,217	$10,953,065	$—	$423,493,690
Depreciation expense	17,860	8,896,551	41,403,363	1,481,707	—	51,799,481
Impairment losses recognized	—	134,999	10,802	769	—	146,570
Disposals	(3,436)	(8,771,076)	(7,774,818)	(1,431,696)	—	(17,981,026)
Reclassification	43,725	(35,568)	7,674	35,200	—	51,031
Acquisitions through business combinations (Note 29)	—	24,770	728,504	126,713	—	879,987
Effect of foreign currency exchange differences	292	(325,412)	(1,874,653)	(92,931)	—	(2,292,704)

Balance at December 31, 2023	$58,441	$81,099,672	$363,866,089	$11,072,827	$—	$456,097,029

(Continued)

	Land and Land Improvements	Buildings and Improvements	Machinery and Equipment	Other Equipment	Construction in Progress and Machinery under Installation	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Cost

Balance at January 1, 2023	$424,784	$5,643,328	$15,463,576	$468,798	$590,248	$22,590,734
Additions	13,851	60,966	75,401	4,610	1,437,551	1,592,379
Disposals	(112)	(286,954)	(258,410)	(47,083)	(309)	(592,868)
Reclassification	4,656	535,551	785,241	32,401	(1,351,886)	5,963
Acquisitions through business combinations (Note 29)	585	3,704	37,020	4,372	5,470	51,151
Effect of foreign currency exchange differences	(215)	(19,405)	(78,212)	(2,880)	(2,916)	(103,628)

Balance at December 31, 2023	$443,549	$5,937,190	$16,024,616	$460,218	$678,158	$23,543,731

Accumulated depreciation and impairment

Balance at January 1, 2023	$—	$2,651,058	$10,821,855	$357,710	$—	$13,830,623
Depreciation expense	583	290,547	1,352,168	48,390	—	1,691,688
Impairment losses recognized	—	4,409	353	25	—	4,787
Disposals	(112)	(286,449)	(253,913)	(46,757)	—	(587,231)
Reclassification	1,428	(1,162)	250	1,150	—	1,666
Acquisitions through business combinations (Note 29)	—	809	23,792	4,138	—	28,739
Effect of foreign currency exchange differences	9	(10,627)	(61,223)	(3,035)	—	(74,876)

Balance at December 31, 2023	$1,908	$2,648,585	$11,883,282	$361,621	$—	$14,895,396

(Concluded)

Based on the future operation plans and the capacity evaluation, the Group assessed that a portion of plant, equipment and other equipment in the packaging segment, testing segment and EMS segment were not qualified for the production needs and, therefore, recognized an impairment loss of

NT$126,766 thousand, NT$405,399 thousand and NT$146,570 thousand (US$4,787 thousand) under the line item of other operating income and expenses (Note 25) for the years ended December 31, 2021, 2022 and 2023, respectively. Part of the recoverable amounts were determined by the fair value less cost of disposal, of which the fair value was based on the recent quoted prices of assets with similar age and obsolescence provided by vendors in secondary market, which represented Level 3 inputs because the secondary market was not active. The recoverable amount of the other impaired plant and equipment was determined using value in use and the Group expected to derive nearly no cash flows from these assets.
Each class of property, plant and equipment was depreciated on a straight-line basis over the following useful lives:

Land improvements	7-30 years
Buildings and improvements
Main plant buildings	10-55 years
Cleanrooms	10-20 years
Others	3-24 years
Machinery and equipment	2-15 years
Other equipment	2-25 years
The capitalized borrowing costs for the years ended December 31, 2021, 2022 and 2023 are disclosed in Note 25.

16.	LEASE ARRANGEMENTS

a.	Right-of-use assets

	December 31
	2022	2023
	NT$	NT$	US$ (Note 4)

Carrying amounts

Land	$7,342,703	$7,111,397	$232,247
Buildings and improvements	3,411,750	4,081,525	133,296
Machinery and equipment	237,260	179,270	5,855
Other equipment	69,070	70,074	2,288

	$11,060,783	$11,442,266	$373,686

	For the Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$	US$ (Note 4)

Additions to right-of-use assets	$3,239,770	$2,140,942	$1,680,516	$54,883
Depreciation charge for right-of-use assets
Land	$217,674	$236,673	$246,617	$8,054
Buildings and improvements	509,746	660,276	726,510	23,727
Machinery and equipment	356,052	538,639	292,936	9,567
Other equipment	31,478	32,452	37,957	1,239

	$1,114,950	$1,468,040	$1,304,020	$42,587

The amounts disclosed above with respect to the
right-of-use
assets did not include the
right-of-use
assets that meet the definition of investment properties.

b.	Lease liabilities

	December 31
	2022	2023
	NT$	NT$	US$ (Note 4)

Carrying amounts

Current	$979,612	$1,062,239	$34,691

Non-current	$6,728,875	$7,159,767	$233,826

The Group’s lease liabilities were mainly from land and buildings and improvements. The range of discount rates for lease liabilities was as follows:

	December 31
	2022	2023

Land (%)	0.54-8.00	0.54-8.00
Buildings and improvements (%)	0.45-8.84	0.45-8.84

c.	Material lease-in activities and terms
The

Group

leases

land and buildings for the use of plants and offices with remaining lease terms of
1-
51

years
and
1-27 years,
respectively. For the leasehold land located in the R.O.C., the Group has extension options at the expiry of the lease periods. However, the government has the right to adjust the lease payments on the basis of changes in announced land value prices and also has the right to terminate the lease contract under certain circumstances. The Group does not have bargain purchase options to acquire the leasehold land and buildings at the expiry of the lease periods. In addition, the Group is prohibited from subleasing or transferring all or any portion of the underlying assets without the lessor’s consent.

d.	Subleases
In addition to the sublease transactions described in Note 17, the Group did not have other sublease transactions.

e.	Other lease information

	December 31
	2022	2023
	NT$	NT$	US$ (Note 4)

Expenses relating to short-term leases	$431,613	$316,799	$10,346

Expenses relating to low-value assets leases	$3,242	$3,913	$128

Expenses relating to variable lease payments not included in the measurement of lease liabilities	$126,584	$124,883	$4,078

Total cash outflow for leases	$2,494,384	$1,856,816	$60,641

The Group elected to apply the recognition exemption for qualifying short-term leases and low-value
asset leases and, therefore, did not recognize
right-of-use
assets and lease liabilities for these leases.

17.	INVESTMENT PROPERTIES
For the year ended December 31, 2021

	Land	Buildings and Improvements	Right-of-use Assets	Total
	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2021	$35,965	$7,822,805	$6,738,913	$14,597,683
Disposals	—	(5,350)	—	(5,350)
Disposal of subsidiaries (Note 30)	—	(1,290,187)	(87,412)	(1,377,599)
Reclassification (Note 12)	(393)	9,818,133	3,398,139	13,215,879
Effects of foreign currency exchange differences	—	30,697	(6,962)	23,735

Balance at December 31, 2021	$35,572	$16,376,098	$10,042,678	$26,454,348

Accumulated depreciation

Balance at January 1, 2021	$—	$1,342,467	$717,133	$2,059,600
Depreciation expenses	—	482,625	268,422	751,047
Disposals	—	(3,671)	—	(3,671)
Disposal of subsidiaries (Note 30)	—	(570,403)	(19,946)	(590,349)
Reclassification	—	2,014,201	78,914	2,093,115
Effects of foreign currency exchange differences	—	6,927	(7,108)	(181)

Balance at December 31, 2021	$—	$3,272,146	$1,037,415	$4,309,561

Carrying amount at December 31, 2021	$35,572	$13,103,952	$9,005,263	$22,144,787

For the year ended December 31, 2022

	Land	Buildings and Improvements	Right-of-use Assets	Total
	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2022	$35,572	$16,376,098	$10,042,678	$26,454,348
Additions	—	114,786	—	114,786
Disposals	—	(9,770)	—	(9,770)
Reclassification	—	39,158	(10,314)	28,844
Effects of foreign currency exchange differences	—	237,171	143,516	380,687

Balance at December 31, 2022	$35,572	$16,757,443	$10,175,880	$26,968,895

Accumulated depreciation

Balance at January 1, 2022	$—	$3,272,146	$1,037,415	$4,309,561
Depreciation expenses	—	779,431	327,583	1,107,014
Disposals	—	(8,354)	—	(8,354)
Reclassification	—	(198,631)	(12,186)	(210,817)
Effects of foreign currency exchange differences	—	23,515	18,884	42,399

Balance at December 31, 2022	$—	$3,868,107	$1,371,696	$5,239,803

Carrying amount at December 31, 2022	$35,572	$12,889,336	$8,804,184	$21,729,092

For the year ended December 31, 2023

	Land	Buildings and Improvements	Right-of-use Assets	Total
	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2023	$35,572	$16,757,443	$10,175,880	$26,968,895
Additions	—	35,304	—	35,304
Reclassification	—	(182,588)	(12,233)	(194,821)
Effects of foreign currency exchange differences	—	(298,273)	(171,087)	(469,360)

Balance at December 31, 2023	$35,572	$16,311,886	$9,992,560	$26,340,018

Accumulated depreciation

Balance at January 1, 2023	$—	$3,868,107	$1,371,696	$5,239,803
Depreciation expenses	—	766,322	325,557	1,091,879
Reclassification	—	(51,031)	(4,309)	(55,340)
Effects of foreign currency exchange differences	—	(80,078)	(25,362)	(105,440)

Balance at December 31, 2023	$—	$4,503,320	$1,667,582	$6,170,902

Carrying amount at December 31, 2023	$35,572	$11,808,566	$8,324,978	$20,169,116

	Land	Buildings and Improvements	Right-of-use Assets	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Cost

Balance at January 1, 2023	$1,162	$547,271	$332,328	$880,761
Additions	—	1,153	—	1,153
Reclassification	—	(5,963)	(400)	(6,363)
Effects of foreign currency exchange differences	—	(9,741)	(5,587)	(15,328)

Balance at December 31, 2023	$1,162	$532,720	$326,341	$860,223

Accumulated depreciation

Balance at January 1, 2023	$—	$126,326	$44,798	$171,124
Depreciation expenses	—	25,027	10,632	35,659
Reclassification	—	(1,667)	(141)	(1,808)
Effects of foreign currency exchange differences	—	(2,615)	(828)	(3,443)

Balance at December 31, 2023	$—	$147,071	$54,461	$201,532

Carrying amount at December 31, 2023	$1,162	$385,649	$271,880	$658,691

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
The maturity analysis of lease payments receivable under operating leases of investment properties was as follows:

	December 31
	2022	2023
	NT$	NT$	US$ (Note 4)

Year 1	$1,683,010	$1,596,827	$52,150
Year 2	1,380,058	1,333,442	43,548
Year 3	1,119,779	1,154,877	37,716
Year 4	990,867	893,353	29,176
Year 5	808,851	687,266	22,445
Year 6 onwards	2,492,305	1,777,808	58,060

	$8,474,870	$7,443,573	$243,095

The investment properties were depreciated on a straight-line basis over the following useful lives:

Main buildings	10-40 years
Right-of-use assets	10-50 years
Because the market conditions were severely affected by
COVID-19
in 2021 and 2022, the Group agreed to provide unconditional rent concessions for some lease contracts. The rent concessions were accounted for as adjustments to related income over the remaining lease term. For the years ended December 31, 2021 and 2022, total amount from the rent concessions were NT$3,865 thousand and NT$114,538 thousand, respectively.
The fair value of the investment properties was measured using the market approach and the income approach based on level 3 inputs by independent professional appraisers. The significant unobservable inputs were discount rates. The fair value of the investment properties was as follows:

	December 31
	2022	2023
	NT$	NT$	US$ (Note 4)

Fair value	$36,869,289	$34,789,532	$1,136,170

Refer to Note 36 for the carrying amount of the investment properties that had been pledged by the Group to secure borrowings.

18.	GOODWILL
For the year ended December 31, 2021

	Cost	Accumulated impairment	Carrying amount
	NT$	NT$	NT$

Balance at January 1, 2021	$55,123,166	$2,414,113	$52,709,053
Disposal of subsidiaries (Note 30)	(310,711)	—	(310,711)
Effect of foreign currency exchange differences	(325,929)	—	(325,929)

Balance at December 31, 2021	$54,486,526	$2,414,113	$52,072,413

For the year ended December 31, 2022

	Cost	Accumulated impairment	Carrying amount
	NT$	NT$	NT$

Balance at January 1, 2022	$54,486,526	$2,414,113	$52,072,413
Effect of foreign currency exchange differences	240,986	—	240,986

Balance at December 31, 2022	$54,727,512	$2,414,113	$52,313,399

For the year ended December 31, 2023

	Cost	Accumulated impairment	Carrying amount
	NT$	NT$	NT$

Balance at January 1, 2023	$54,727,512	$2,414,113	$52,313,399
Acquisitions through business combinations (Note 29)	5,147	—	5,147
Effect of foreign currency exchange differences	85,870	—	85,870

Balance at December 31, 2023	$54,818,529	$2,414,113	$52,404,416

	Cost	Accumulated Impairment	Carrying Amount
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Balance at January 1, 2023	$1,787,313	$78,841	$1,708,472
Acquisitions through business combinations (Note 29)	168	—	168
Effect of foreign currency exchange differences	2,804	—	2,804

Balance at December 31, 2023	$1,790,285	$78,841	$1,711,444

a.	Allocating goodwill to cash-generating units
The Group did not monitor goodwill for internal management purpose but for financial reporting purpose and, therefore, the goodwill was allocated to the following cash-generating units for evaluation of impairment: packaging segment, testing segment, EMS segment and other segment. The carrying amounts of goodwill allocated to cash-generating units were as follows:

	December 31
	2022	2023
Cash-generating units	NT$	NT$	US$ (Note 4)

Packaging segment	$35,427,102	$35,426,817	$1,156,983
Testing segment	13,414,275	13,414,094	438,083
EMS segment	3,323,920	3,415,404	111,541
Others	148,101	148,101	4,837

	$52,313,399	$52,404,416	$1,711,444

b.	Impairment assessment
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
discount rates which were 10.27%-15.76%,
8.65%-14.64%
and 13.83%-14.08% as of December 31, 2021, 2022 and 2023, respectively. For the years ended December 31, 2021, 2022 and 2023, no impairment loss was recognized. The key assumption used in calculating each segment’s value in use also included the growth rates for operating revenues, which were based on the forecast for the Group and the industry as well as the Group’s historical performance.
Management believes that any reasonably possible change in the key assumptions on which the recoverable amount was based on would not cause the carrying amount of each cash-generating unit to exceed its recoverable amount.

19.	OTHER INTANGIBLE ASSETS
The carrying amounts of each class of other intangible assets were as follows:

	December 31
	2022	2023
	NT$	NT$	US$ (Note 4)

Customer relationships	$6,974,365	$5,949,623	$194,305
Computer software	2,310,815	1,878,509	61,349
Patents and acquired specific technology	11,829,167	9,948,539	324,903
Others	63,361	43,462	1,420

	$21,177,708	$17,820,133	$581,977

For the year ended December 31, 2021

	Customer Relationships	Computer Software	Patents and Acquired Specific Technology	Others	Total
	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2021	$11,890,283	$6,966,449	$21,319,179	$179,860	$40,355,771
Additions	—	1,193,060	2,000	37,959	1,233,019
Disposals or derecognition	(102,637)	(150,670)	—	(71,014)	(324,321)
Disposal of subsidiaries (Note 30)	—	(789,998)	(5,401)	(6,243)	(801,642)
Acquisition through business combinations (Note 29)	—	622	—	—	622
Effect of foreign currency exchange differences	(83,041)	(167,769)	(537)	(7,036)	(258,383)

Balance at December 31, 2021	$11,704,605	$7,051,694	$21,315,241	$133,526	$40,205,066

Accumulated amortization

Balance at January 1, 2021	$2,769,983	$4,170,576	$5,598,966	$104,475	$12,644,000
Amortization expense	1,049,759	971,190	1,991,641	41,530	4,054,120
Disposals or derecognition	(102,637)	(139,907)	—	(67,741)	(310,285)
Disposal of subsidiaries (Note 30)	—	(626,338)	(5,288)	(3,067)	(634,693)
Acquisition through business combinations (Note 29)	—	222	—	—	222
Effect of foreign currency exchange differences	(3,456)	(103,772)	(482)	(4,295)	(112,005)

Balance at December 31, 2021	$3,713,649	$4,271,971	$7,584,837	$70,902	$15,641,359

For the year ended December 31, 2022

	Customer Relationships	Computer Software	Patents and Acquired Specific Technology	Others	Total
	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2022	$11,704,605	$7,051,694	$21,315,241	$133,526	$40,205,066
Additions	—	459,954	500	31,414	491,868
Disposals or derecognition	—	(37,442)	—	(12,871)	(50,313)
Effect of foreign currency exchange differences	31,576	141,903	1,611	4,257	179,347

Balance at December 31, 2022	$11,736,181	$7,616,109	$21,317,352	$156,326	$40,825,968

Accumulated amortization and impairment

Balance at January 1, 2022	$3,713,649	$4,271,971	$7,584,837	$70,902	$15,641,359
Amortization expense	1,043,852	957,708	1,901,835	27,684	3,931,079
Impairment losses recognized	—	715	—	—	715
Disposals or derecognition	—	(31,456)	—	(8,553)	(40,009)
Effect of foreign currency exchange differences	4,315	106,356	1,513	2,932	115,116

Balance at December 31, 2022	$4,761,816	$5,305,294	$9,488,185	$92,965	$19,648,260

For the year ended December 31, 2023

	Customer Relationships	Computer Software	Patents and Acquired Specific Technology	Others	Total
	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2023	$11,736,181	$7,616,109	$21,317,352	$156,326	$40,825,968
Additions	—	537,261	1,350	(10,825)	527,786
Disposals or derecognition	—	(905,947)	—	(30,973)	(936,920)
Effect of foreign currency exchange differences	26,380	12,970	(807)	2,169	40,712

Balance at December 31, 2023	$11,762,561	$7,260,393	$21,317,895	$116,697	$40,457,546

Accumulated amortization and impairment

Balance at January 1, 2023	$4,761,816	$5,305,294	$9,488,185	$92,965	$19,648,260
Amortization expense	1,047,282	970,413	1,881,980	6,808	3,906,483
Disposals or derecognition	—	(894,767)	—	(28,800)	(923,567)
Effect of foreign currency exchange differences	3,840	944	(809)	2,262	6,237

Balance at December 31, 2023	$5,812,938	$5,381,884	$11,369,356	$73,235	$22,637,413

	Customer Relationships	Computer Software	Patents and Acquired Specific Technology	Others	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Cost

Balance at January 1, 2023	$383,285	$248,730	$696,191	$5,106	$1,333,312
Additions	—	17,546	44	(354)	17,236
Disposals or derecognition	—	(29,587)	—	(1,012)	(30,599)
Effect of foreign currency exchange differences	861	424	(27)	71	1,329

Balance at December 31, 2023	$384,146	$237,113	$696,208	$3,811	$1,321,278

Accumulated amortization and impairment

Balance at January 1, 2023	$155,513	$173,263	$309,869	$3,036	$641,681
Amortization expense	34,203	31,692	61,462	222	127,579
Disposals or derecognition	—	(29,222)	—	(941)	(30,163)
Effect of foreign currency exchange differences	125	31	(26)	74	204

Balance at December 31, 2023	$189,841	$175,764	$371,305	$2,391	$739,301

Each class of other intangible assets was amortized on the straight-line basis over the following useful lives:

Customer relationships	11-16 years
Computer software	2-10 years
Patents and acquired specific technology	5-17 years
Others	5-10 years

20.	BORROWINGS

a.	Short-term borrowings

1)	Bank loans

Mainly represented unsecured revolving loans, letters of credit and bank overdrafts.

	December 31
	2022	2023
	NT$	NT$	US$ (Note 4)

Secured bank loans, annual interest rates were 2.73%-3.63% and 4.80%-5.40% as of December 31, 2022 and 2023, respectively	$772,896	$354,064	$11,563
Unsecured bank loans, annual interest rates were 1.42%-6.50% and 1.55%-7.57% as of December 31, 2022 and 2023, respectively	45,958,234	49,900,124	1,629,658

	46,731,130	50,254,188	1,641,221
Less: financial liabilities for hedging - current (Note 34)	12,204,620	12,516,971	408,784

	$34,526,510	$37,737,217	$1,232,437

2)	Short-term bills payable – only as of December 31, 2023

	NT$	US$ (Note 4)
Commercial papers	$2,790,000	$91,117
Less: Unamortized discounts	2,660	87

	$2,787,340	$91,030

Annual interest rate (%)	1.53-1.54

b.	Long-term borrowings

1)	Bank loans

	December 31
	2022	2023
	NT$	NT$	US$ (Note 4)

Revolving bank loans
Others - repayable through January 2024 to July 2029, annual interest rates were 1.43%-5.26% and 1.43%-5.91% as of December 31, 2022 and 2023, respectively	$79,657,893	$77,318,195	$2,525,088
Mortgage loans (Note 36)
Repayable through January 2024 to November 2039, annual interest rates were 2.85%-4.40% and 2.95%-3.65% as of December 31, 2022 and 2023, respectively	8,333,805	8,142,508	265,921

	87,991,698	85,460,703	2,791,009
Less: current portion	5,041,841	4,096,255	133,777

	$82,949,857	$81,364,448	$2,657,232

Pursuant to some of the above revolving bank loans agreements, the Group’s subsidiaries should meet certain financial covenants which are calculated based on each of their annual audited consolidated financial statements, semi-annual reviewed consolidated financial statements or quarterly unaudited and unreviewed financial statements. In 2023, one of the Group’s subsidiaries failed to meet the financial covenants on a semi-annual basis, but obtained the bank’s waiver for such a breach and the breach was cured as of December 31, 2023. The Group’s other subsidiaries were in compliance with all of the financial covenants
.

2)	Long-term bills payable – only as of December 31, 2022

Ta Ching Bills Finance Corporation, redeemed in January 2023 and March 2023, annual interest rate was 0.85%-0.94% as of December 31, 2022	$3,000,000
Cathay United Bank, redeemed in March 2023, annual interest rate was 1.49%-1.56% as of December 31, 2022	9,000,000

12,000,000
Less: unamortized discounts	2,247

$11,997,753

21.	BONDS PAYABLE

	December 31
	2022	2023
	NT$	NT$	US$ (Note 4)

Unsecured domestic bonds
Redeemed in January 2023 and interest due annually with annual interest rate at 1.50%	$2,000,000	$—	$—
Repayable at maturity in January 2024 and interest due annually with annual interest rate at 1.45%	4,300,000	4,300,000	140,431
Repayable at maturity in April 2024 and interest due annually with annual interest rate at 0.90%	6,500,000	6,500,000	212,280
Repayable at maturity in April 2026 and interest due annually with annual interest rate at 1.03%	3,500,000	3,500,000	114,304
Repayable at maturity in April 2025 and interest due annually with annual interest rate at 0.90%	10,000,000	10,000,000	326,584
Redeemed in August 2023 and interest due annually with annual interest rate at 0.72%	3,000,000	—	—
Repayable at maturity in August 2025 and interest due annually with annual interest rate at 0.85%	5,000,000	5,000,000	163,292
Repayable at maturity in August 2027 and interest due annually with annual interest rate at 0.95%	2,000,000	2,000,000	65,317
Unsecured overseas bonds
US$100,000 thousand (linked to New Taiwan dollar), repayable at maturity in October 2024 and interest due quarterly with annual interest rate at 2.50%	3,102,400	3,102,400	101,319
Unsecured overseas convertible bonds
RMB2,005,324 thousand and RMB2,466,050 thousand as of December 31, 2022 and 2023, respectively, at maturity in March 2027 and interest due annually with annual interest rate at 0.10%, 0.20%, 0.60%, 1.30%, 1.80% and 2.00% for the first, second, third, fourth, fifth and sixth year, respectively.	8,842,360	10,690,847	349,146

	48,244,760	45,093,247	1,472,673
(Continued)

	December 31
	2022	2023
	NT$	NT$	US$ (Note 4)

Less: discounts on bonds payable	$394,436	$83,761	$2,736

	47,850,324	45,009,486	1,469,937
Less: current portion of bonds payable	4,998,971	24,520,052	800,785

	$42,851,353	$20,489,434	$669,152

(Concluded)
In March 2021, the subsidiary, USISH, offered an unsecured overseas convertible bonds (the “USISH Bonds”) in RMB3,450,000 thousand with a par value of RMB100. Within 5 trading days after maturity, USISH will redeem all the unconverted bonds at a price of 108% of the par value (including the interests of the last installation).
When the USISH Bonds were offered, the subsidiaries, USIE and ASEMTL, subscribed for the USISH Bonds at a total of
RMB2,670,199
thousand. Since then, USIE and ASEMTL disposed separately the USISH Bonds totaled to
RMB1,657,974 thousand and RMB28,397 thousand
in the public market, respectively. As of December 31, 2023, the par value of the USISH Bonds held by USIE amounted to RMB983,828
thousand. As the aforementioned contractual obligations assumed by USISH and the contractual rights entitled to USIE and ASEMTL were extinguished in economic substance, the assets and liabilities related to the USISH Bonds subscribed for by USIE and ASEMTL were eliminated upon the consolidation.
Each holder of the USISH Bonds has the right to convert the USISH Bonds into ordinary shares of USISH at the conversion price at any time from the first trading day after 9 months of the offering date to the maturity date (the “Conversion Period”). The initial conversion price was RMB20.25 per share at offering date and the conversion price will be subject to the adjustment in the event of the conversion provisions due to anti-dilution clause. As of December 31, 2023, the conversion price was RMB19.06 per share. As of December 31, 2023, the USISH Bonds with a par value totaled to RMB122 thousand were converted into 6,000 ordinary shares of USISH. Within the outstanding period of the USISH Bonds, if the closing price of USISH’s ordinary shares in Shanghai Stock Exchange is lower than 80% of the current conversion price for at least 15 trading days out of any 30 consecutive trading days, the board of directors of USISH has the right to propose a downward revision on conversion price and submit it to USISH’s shareholders’ meeting for approval.
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
In the last two interest accrual years before the maturity, the holders of USISH Bonds have the right to sell back all or part of USISH Bonds to USISH at the price of par value plus accrued interest in either of the following circumstances: (1) if the closing price of USISH’s ordinary shares in Shanghai Stock Exchange is lower than 70% of the current conversion price in any 30 consecutive trading days, or (2) if USISH is deemed to change the use of the funds pursuant to the relevant regulations of the China Securities Regulatory Commission or USISH is identified by the China Securities Regulatory Commission as changing the use of funds before the maturity. In addition, on the date of

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

22.	OTHER PAYABLES

	December 31
	2022	2023
	NT$	NT$	US$ (Note 4)

Accrued salary and bonus	$14,759,907	$13,726,474	$448,285
Payables for property, plant and equipment	16,704,590	10,810,065	353,039
Accrued employees’ compensation and remuneration to directors and supervisors	10,012,636	5,680,710	185,523
Accrued employee insurance	1,325,330	1,260,237	41,157
Accrued utilities	847,905	855,475	27,939
Others	13,464,732	11,909,924	388,959

	$57,115,100	$44,242,885	$1,444,902

23.	RETIREMENT BENEFIT PLANS

a.	Defined contribution plans

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

3)
ASE, SPIL, ASE Test, Inc. and ASEE have pension plans for executive managers. Pension costs under the plans were NT$32,836 thousand, NT$7,735 thousand and NT$11,898 thousand (US$389 thousand), and the remeasurement losses were NT$17,292 thousand, NT$3,778 thousand, and NT$954 thousand (US$31 thousand) (recognized under the line item of net defined benefit liabilities) for the years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2022 and 2023, accrued pension liabilities for executive managers were NT$381,512 thousand and NT$383,805 thousand (US$12,534 thousand), respectively.

4)	The amounts included in the consolidated balance sheets arising from the Group’s obligation in respect of its defined benefit plans excluding those for executive managers were as follows:

	December 31
	2022	2023
	NT$	NT$	US$ (Note 4)

Present value of the defined benefit obligation	$10,261,997	$10,193,848	$332,915
Fair value of the plan assets	(6,477,877)	(6,617,058)	(216,103)

Present value of unfunded defined benefit obligation	3,784,120	3,576,790	116,812
Recorded under other payables	(88,983)	(20,281)	(662)
Recorded under other non-current assets	248,843	181,844	5,939

Net defined benefit liabilities	$3,943,980	$3,738,353	$122,089

Movements in net defined benefit liabilities were as follows:

	Present Value of the Defined Benefit Obligation	Fair Value of the Plan Assets	Net Defined Benefit Liabilities (Assets)
	NT$	NT$	NT$

Balance at January 1, 2021	$12,159,145	$(5,962,305)	$6,196,840

Service cost
Current service cost	173,307	—	173,307
Past service cost and gain on settlements	(10,284)	—	(10,284)
Net interest expense (income)	78,501	(59,761)	18,740

Recognized in profit or loss	241,524	(59,761)	181,763

Remeasurement
Return on plan assets (excluding amounts included in net interest)	—	(42,636)	(42,636)
Actuarial (gain) loss
Changes in financial assumptions	(418,542)	—	(418,542)
Experience adjustments	242,896	—	242,896
Changes in demographic assumptions	160,156	—	160,156

Recognized in other comprehensive income	(15,490)	(42,636)	(58,126)

(Continued)

	Present Value of the Defined Benefit Obligation	Fair Value of the Plan Assets	Net Defined Benefit Liabilities (Assets)
	NT$	NT$	NT$

Contributions from the employer	$—	$(542,584)	$(542,584)
Benefits paid from
the pension fund	(556,419)	562,442	6,023
the Group	(80,603)	—	(80,603)
Business combinations	46,291	—	46,291
Exchange differences on foreign plans	(369,588)	181,580	(188,008)

Balance at December 31, 2021	11,424,860	(5,863,264)	5,561,596

Service cost
Current service cost	141,458	—	141,458
Past service cost and gain on settlements	(100)	—	(100)
Net interest expense (income)	118,489	(79,441)	39,048

Recognized in profit or loss	259,847	(79,441)	180,406

Remeasurement
Return on plan assets (excluding amounts included in net interest)	—	(324,510)	(324,510)
Actuarial (gain) loss
Changes in financial assumptions	(1,053,680)	—	(1,053,680)
Experience adjustments	217,658	—	217,658
Changes in demographic assumptions	(507)	—	(507)

Recognized in other comprehensive income	(836,529)	(324,510)	(1,161,039)

Contributions from the employer	—	(736,508)	(736,508)
Benefits paid from
the pension fund	(571,930)	571,930	—
the Group	(115,695)	—	(115,695)
Assets extinguished on settlement	(2,920)	—	(2,920)
Exchange differences on foreign plans	104,364	(46,084)	58,280

Balance at December 31, 2022	10,261,997	(6,477,877)	3,784,120

Service cost
Current service cost	126,956	—	126,956
Past service cost and loss on settlements	1,194	—	1,194
Net interest expense (income)	236,102	(173,994)	62,108
Other termination benefit cost	7,822	—	7,822

Recognized in profit or loss	372,074	(173,994)	198,080

Remeasurement
Return on plan assets (excluding amounts included in net interest)	—	(9,327)	(9,327)
Actuarial (gain) loss
Changes in financial assumptions	391,077	—	391,077
(Continued)

	Present Value of the Defined Benefit Obligation	Fair Value of the Plan Assets	Net Defined Benefit Liabilities (Assets)
	NT$	NT$	NT$

Experience adjustments	$(309,843)	$—	$(309,843)
Changes in demographic assumptions	(6,476)	—	(6,476)

Recognized in other comprehensive income	74,758	(9,327)	65,431

Contributions from the employer	—	(597,870)	(597,870)
Benefits paid from
the pension fund	(609,975)	609,975	—
the Group	(79,659)	—	(79,659)
Liabilities extinguished on settlement	(2,830)	—	(2,830)
Liabilities assumed in a business combination	188,364	—	188,364
Exchange differences on foreign plans	(10,881)	32,035	21,154

Balance at December 31, 2023	$10,193,848	$(6,617,058)	$3,576,790

(Concluded)

	Present Value of the Defined Benefit Obligation	Fair Value of the Plan Assets	Net Defined Benefit Liabilities (Assets)
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Balance at January 1, 2023	$335,140	$(211,557)	$123,583

Service cost
Current service cost	4,146	—	4,146
Past service cost and loss on settlements	39	—	39
Net interest expense (income)	7,711	(5,682)	2,029
Other benefit cost	255	—	255

Recognized in profit or loss	12,151	(5,682)	6,469

Remeasurement
Return on plan assets (excluding amounts included in net interest)	—	(305)	(305)
Actuarial (gain) loss
Changes in financial assumptions	12,772	—	12,772
Experience adjustments	(10,119)	—	(10,119)
Changes in demographic assumptions	(211)	—	(211)

Recognized in other comprehensive income	2,442	(305)	2,137

Contributions from the employer	—	(19,526)	(19,526)
Benefits paid from
the pension fund	(19,921)	19,921	—
the Group	(2,602)	—	(2,602)
(Continued)

	Present Value of the Defined Benefit Obligation	Fair Value of the Plan Assets	Net Defined Benefit Liabilities (Assets)
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Liabilities extinguished on settlement	$(92)	$—	$(92)
Liabilities assumed in a business combination	6,152	—	6,152
Exchange differences on foreign plans	(355)	1,046	691

Balance at December 31, 2023	$332,915	$(216,103)	$116,812

(Concluded)

5)	The fair value of the plan assets by major categories at each balance sheet date was as follows:

	December 31
	2022	2023
	NT$	NT$	US$ (Note 4)

Cash	$2,351,189	$2,373,133	$77,503
Equity instruments	2,839,966	2,872,293	93,805
Debt instruments	1,079,917	1,117,087	36,482
Others	206,805	254,545	8,313

Total	$6,477,877	$6,617,058	$216,103

6)	Through the defined benefit plans under the Labor Standards Law of the R.O.C., the Group in R.O.C. are exposed to the following risks:

a)	Investment risk
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

7)
The management of ASE (Korea) Inc. is responsible for the administration of the fund and determination of the investment strategies according to related local regulations. ASE (Korea) Inc. is responsible for the shortfall between the fund and the defined benefit obligation. The plan assets are investment in the certificates of deposits.

8)
The present value of the defined benefit obligation and the related current service cost and past service cost were measured using the Projected Unit Credit Method. Except the pension plans for executive managers, the key assumptions used for the actuarial valuations were as follow:

	December 31
	2022	2023

Discount rates (%)	0.05-5.63	0.16-4.91
Expected rates of salary increase (%)	1.00-3.96	1.00-4.06
The sensitivity analysis below has been determined based on reasonably possible changes of the respective assumptions occurring at each balance sheet date, while holding all other assumptions constant.

	December 31
	2022	2023
	NT$	NT$	US$ (Note 4)

Discount rate
0.5% higher	$(437,529)	$(421,758)	$(13,774)

0.5% lower	$472,595	$455,520	$14,877

Expected rates of salary increase
0.5% higher	$444,815	$425,080	$13,882

0.5% lower	$(416,488)	$(397,988)	$(12,998)

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

9)	Maturity analysis of undiscounted pension benefit

	December 31
	2022	2023
	NT$	NT$	US$ (Note 4)

No later than 1 year	$646,243	$675,526	$22,062
Later than 1 year but not later than 5 years	2,760,990	2,719,262	88,807
Later than 5 years	9,930,085	10,022,055	327,304

	$13,337,318	$13,416,843	$438,173

The Group expected to make contributions of NT$547,179 thousand and NT$600,399 thousand (US$19,608 thousand) to the defined benefit plans in the next year starting from January 1, 2023 and 2024, respectively.
As of December 31, 2022 and 2023, the average duration of the defined benefit obligation of the Group was 6 to 13 years and 7 to 13 years, respectively.

24.	EQUITY

a.	Share capital
Ordinary shares

	December 31
	2022	2023

Numbers of shares authorized (in thousands)	5,500,000	5,500,000

Numbers of shares reserved (in thousands)
Employee share options	400,000	400,000

Number of shares issued and fully paid (in thousands)	4,367,984	4,385,465

	December 31
	2022	2023
	NT$	NT$	US$ (Note 4)

Share capital authorized	$55,000,000	$55,000,000	$1,796,212

Share capital reserved
Employee share options	$4,000,000	$4,000,000	$130,634

American Depositary Receipts
The Company’s ADS represents 2 ordinary shares of the Company. As of both December 31, 2022 and 2023, 157,164 thousand ADSs were outstanding and represented approximately 314,328 thousand ordinary shares of the Company.

b.	Capital surplus

	December 31
	2022	2023
	NT$	NT$	US$ (Note 4)

May be used to offset a deficit, distributed as cash dividends, or transferred to share capital (1)

Issuance of ordinary shares	$15,072,129	$15,737,752	$513,970
Merger by share exchange	117,693,658	117,693,658	3,843,686
Difference between consideration and the carrying amount of the subsidiaries’ net assets during actual disposal or acquisition	3,240,987	3,240,987	105,845
Exercised employee share options	2,943,447	3,503,786	114,428
Treasury share transactions	38,404	679,791	22,201
Donations from shareholders	471,894	471,894	15,411
Expired share options	646,447	646,773	21,122

	140,106,966	141,974,641	4,636,663

(Continued)

	December 31
	2022	2023
	NT$	NT$	US$ (Note 4)

May be used to offset a deficit only

Changes in percentage of ownership interest in subsidiaries (2)	$117,537	$208,310	$6,803
Share of changes in capital surplus of associates accounted for using the equity method	18,329	21,584	705
Dividends that the claim period has elapsed and unclaimed by shareholders	6,043	6,130	200
Exercised disgorgement	326	326	11

	142,235	236,350	7,719

May not be used for any purpose

Employee share options	1,425,171	1,904,176	62,187
Employee restricted stock awards	778,387	(49,650)	(1,621)
Others (3)	154,731	207,109	6,764

	2,358,289	2,061,635	67,330

	$142,607,490	$144,272,626	$4,711,712

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
Items referred to under Rule No. 1090150022 issued by the Financial Supervisory Commission R.O.C. and in the directive titled “Questions and Answers for Special Reserves Appropriated Following Adoption of IFRS Accounting Standards” should be appropriated to or reversed from a special reserve by the Company.
The appropriation of earnings for 2021 and 2022 were as follows:

	Appropriation of Earnings		Dividends Per Share
	For Year 2021	For Year 2022	For Year 2021	For Year 2022
	NT$	NT$	NT$	NT$
			(in dollars)	(in dollars)

Legal reserve	$6,282,762	$6,001,564

Special reserve (reversed)	$798,025	$(6,845,501)

Cash dividends	$30,501,981	$38,482,083	$7.0	$8.8

The above 2021 and 2022 appropriations for cash dividends were resolved by the Company’s board of directors in March 2022 and March 2023, respectively; the other proposed appropriations were resolved by the shareholders’ meeting in June 2022 and June 2023, respectively.

d.	Others equity items

1)	Exchange differences on translating foreign operations

	For the Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$	US$ (Note 4)

Balance at January 1	$(11,641,939)	$(15,393,646)	$(5,529,388)	$(180,581)
Recognized for the year
Exchange differences arising on translating foreign operations	(3,203,730)	9,981,949	(1,488,920)	(48,626)
(Continued)

	For the Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$	US$ (Note 4)

Share from associates and joint ventures accounted for using the equity method	$21,307	$(117,691)	$(16,321)	$(533)

Reclassification
Disposal of foreign operations	(569,284)	—	—	—

Balance at December 31	$(15,393,646)	$(5,529,388)	$(7,034,629)	$(229,740)

(Concluded)

2)	Unrealized gain (loss) on financial assets at FVTOCI

	For the Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$	US$ (Note 4)

Balance at January 1	$2,027,902	$4,190,361	$1,275,505	$41,656

Unrealized gain (loss) recognized for the year
Debt instruments	63,722	(16,746)	(22,599)	(738)
Equity instruments	(8,671)	(8,360)	(77,496)	(2,531)
Share from associates and joint ventures accounted for using the equity method	3,599,703	(2,928,173)	2,447,656	79,937

Other comprehensive income for the year	3,654,754	(2,953,279)	2,347,561	76,668

Cumulative unrealized loss of equity instruments transferred to retained earnings due to disposal	33,258	190,500	230,940	7,542
(Continued)

	For the Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$	US$ (Note 4)

Cumulative unrealized gain transferred to retained earnings due to disposal of equity instruments in relation to associates and joint venture accounted for using the equity method	$(1,525,553)	$(152,077)	$(304,358)	$(9,940)

Balance at December 31	$4,190,361	$1,275,505	$3,549,648	$115,926

(Concluded)

3)	Gain (loss) on hedging instruments – hedges of net investments of foreign operations

	For the Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$	US$ (Note 4)

Balance at January 1	$(429,265)	$121,833	$520,281	$16,992
Recognized for the year
Foreign currency risk – loans denominated in foreign currency	551,098	398,448	(242,840)	(7,931)

Balance at December 31	$121,833	$520,281	$277,441	$9,061

4)	Unearned employee compensation
In August 2021, the shareholders’ meeting resolved to issue restricted stock awards to employees. Refer to Note 2
8
for the information.

	For the Year Ended December 31
	2022	2023
	NT$	NT$	US$ (Note 4)

Balance at January 1	$(1,164,991)	$(432,847)	$(14,136)
Share-based payment expenses	728,748	11,840	387
Valuation adjustments	3,396	421,007	13,749

Balance at December 31	$(432,847)	$—	$—

e.	Treasury shares

	Purpose of Repurchase
	Shares Repurchased for Cancellation	Shares Held by Subsidiaries	Total
	(in thousand shares)	(in thousand shares)	(in thousand shares)

Balance at January 31, 2022	53,067	72,941	126,008
Increase during the year	1,933	—	1,933
Decrease during the year	(55,000)	—	(55,000)

Balance at December 31, 2022	—	72,941	72,941

Balance at December 31, 2023	—	72,941	72,941

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
ordinary
shares of the Company, respectively, to their shareholder, ASE.
The Company’s shares held by its subsidiaries at each balance sheet date were as follows:

	Shares Held by Subsidiaries	Carrying Amount	Carrying Amount	Fair Value	Fair Value
	(in thousand shares)	NT$	US$ (Note 4)	NT$	US$ (Note 4)

December 31, 2022

ASE	67,452	$1,762,430		$6,333,754
ASE Test, Inc.	5,489	196,677		515,454

	72,941	$1,959,107		$6,849,208

December 31, 2023

ASE	67,452	$1,762,430	$57,558	$9,106,036	$297,389
ASE Test, Inc.	5,489	196,677	6,423	741,067	24,202

	72,941	$1,959,107	$63,981	$9,847,103	$321,591

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

f.	Non-controlling interests

	For the Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$	US$ (Note 4)

Balance at January 1	$15,622,009	$14,544,415	$18,608,124	$607,711
Share of profit for the year	2,099,830	3,116,549	1,849,952	60,417
Other comprehensive income (loss) for the year
Exchange difference on translating foreign operations	(321,551)	344,780	(47,301)	(1,545)
Unrealized gain (loss) on equity instruments at FVTOCI	50,679	(44,852)	26,560	867
Gain (loss) from hedging	187,502	110,781	(69,189)	(2,260)
Remeasurement on defined benefit plans	1,497	51,582	(15,876)	(518)
Share in other comprehensive income (loss) from associates accounted for using the equity method	7,902	(35,142)	(7,514)	(245)
Subsidiaries’ buy back of their own outstanding ordinary shares (Note 31)	(2,748,521)	(312,775)	—	—
Disposal of subsidiary	—	—	(295,895)	(9,663)
Non-controlling interest arising from capital increase of subsidiaries	—	—	427,913	13,974
Cash dividends distributed to non-controlling interests	(1,062,529)	(575,089)	(912,261)	(29,793)
Non-controlling interest relating to outstanding vested employee share options granted by subsidiaries	314,398	315,871	293,740	9,593
Equity component of convertible bonds issued by subsidiaries	393,199	1,092,004	412,294	13,465

Balance at December 31	$14,544,415	$18,608,124	$20,270,547	$662,003

25.	PROFIT BEFORE INCOME TAX

a.	Other operating income and expenses, net

	For the Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$	US$ (Note 4)

Rental income	$175,373	$656,745	$692,010	$22,600
Gain on disposal of property, plant and equipment	71,770	113,356	161,761	5,283
Royalty income	135,400	638,867	674,859	22,040
Impairment loss on non-financial assets (Notes 15 and 19)	(126,766)	(327,569)	(146,570)	(4,787)
Others	934,052	(67,071)	(60,290)	(1,969)

	$1,189,829	$1,014,328	$1,321,770	$43,167

b.	Other income

	For the Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$	US$ (Note 4)

Interest income
Bank deposits	$529,132	$646,407	$1,510,422	$49,328
Contracts with customers	13,197	8,340	2,985	97
Government subsidies	767,918	797,612	940,127	30,703
Dividends income	289,852	278,381	256,160	8,366

	$1,600,099	$1,730,740	$2,709,694	$88,494

c.	Other gains and losses

	For the Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$	US$ (Note 4)

Net gain on financial assets mandatorily at FVTPL	$1,199,065	$10,244,928	$6,155,995	$201,045
Net loss arising on financial instruments held for trading	(2,689,070)	(6,137,183)	(4,295,484)	(140,284)
Gain on disposal of subsidiaries (Note 30)	17,340,418	—	529,721	17,300
Foreign exchange gains (losses), net	1,395,054	(2,459,474)	998,111	32,597
Gain recognized in bargain purchase transaction (Note 29)	33,114	—	—	—
Impairment loss on investments accounted for using the equity method (Note 14)	—	(61,206)	—	—
Gain (loss) on disposal of investments accounted for using the equity method	(67,482)	80,317	55,795	1,822

	$17,211,099	$1,667,382	$3,444,138	$112,480

d.	Finance costs

	For the Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$	US$ (Note 4)

Interest on lease liabilities	$105,159	$134,871	$148,916	$4,864
Interest on borrowings and bonds payable	2,790,368	3,912,526	6,197,706	202,407

Total interest expense for financial liabilities measured at amortized cost	2,895,527	4,047,397	6,346,622	207,271
Less: Amounts included in the cost of qualifying assets
Inventories related to real estate business	(71,011)	—	—	—
Property, plant and equipment	(25,581)	(58,263)	(107,712)	(3,518)

	2,798,935	3,989,134	6,238,910	203,753
Other finance costs	32,372	20,648	33,176	1,083

	$2,831,307	$4,009,782	$6,272,086	$204,836

Information relating to the capitalized borrowing costs was as follows:

	For the Year Ended December 31
	2021	2022	2023

Annual interest capitalization rates
Inventories related to real estate business (%)	4.20-4.35	—	—
Property, plant and equipment (%)	0.48-1.08	0.59-4.22	1.46-6.82

e.	Depreciation and amortization

	For the Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$	US$ (Note 4)

Property, plant and equipment	$48,604,160	$48,945,756	$51,799,481	$1,691,688
Right-of-use assets	1,114,950	1,468,040	1,304,020	42,587
Investment properties	751,047	1,107,014	1,091,879	35,659
Other intangible assets	4,054,120	3,931,079	3,906,483	127,579

Total	$54,524,277	$55,451,889	$58,101,863	$1,897,513

Summary of depreciation by function
Operating costs	$46,880,267	$47,894,701	$49,701,740	$1,623,179
Operating expenses	3,589,890	3,626,109	4,493,640	146,755

	$50,470,157	$51,520,810	$54,195,380	$1,769,934

Summary of amortization by function
Operating costs	$2,443,870	$2,465,837	$2,433,492	$79,474
Operating expenses	1,610,250	1,465,242	1,472,991	48,105

	$4,054,120	$3,931,079	$3,906,483	$127,579

Refer to Note 19 for information relating to the line items in which any amortization of intangible assets is included.

f.	Operating expenses directly related to investment properties

	For the Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$	US$ (Note 4)

Direct operating expenses of investment properties that generated rental income	$1,422,463	$1,616,197	$1,593,819	$52,052

g.	Employee benefits expense

	For the Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$	US$ (Note 4)

Post-employment benefits
Defined contribution plans	$3,489,642	$3,590,439	$3,671,057	$119,891
Defined benefit plans	214,599	188,141	209,978	6,857

	3,704,241	3,778,580	3,881,035	126,748
Equity-settled share-based payments	699,211	989,843	742,890	24,262
Other employee benefits	90,412,118	98,404,937	86,893,030	2,837,787

	$94,815,570	$103,173,360	$91,516,955	$2,988,797

Summary of employee benefits expense by function
Operating costs	$61,555,563	$65,063,705	$58,390,785	$1,906,949
Operating expenses	33,260,007	38,109,655	33,126,170	1,081,848

	$94,815,570	$103,173,360	$91,516,955	$2,988,797

h.	Employees’ compensation and the remuneration to directors
The Articles stipulates to distribute employees’ compensation and remuneration to directors at the rates of
0.01%-1.00%
and no higher than 0.75%, respectively, of net profit before income tax, employees’ compensation and remuneration to directors.

	For the Year Ended December 31
	2022		2023
	Accrual Rate (%)	Accrual Amount	Accrual Rate (%)	Accrual Amount
		NT$		NT$	US$ (Note 4)

Employees’ compensation	0.25	$155,398	0.25	$79,385	$2,593
Remuneration to directors	0.40	248,637	0.40	127,016	4,148
If there is a change in the proposed amounts after the consolidated financial statement authorized for issue, the differences are recorded as a change in accounting estimate and will be adjusted in the following year.

In March 2022 and March 2023, the board of directors resolved the appropriations of employees’ compensation and remuneration to directors in cash for 2021 and 2022, respectively. The differences between the resolved amounts and the accrued amounts reflected in the annual consolidated financial statements for the years ended December 31, 2021 and 2022 were deemed changes in estimates. The differences were NT$1,030 thousand and NT$1,572 thousand
(US$51 thousand)
and were adjusted in net profit for each of the years ended December 31, 2022 and 2023, respectively.

	For Year 2021		For Year 2022
	Employees’ compensation	Remuneration to directors	Employees’ compensation	Remuneration to directors
	NT$	NT$	NT$	NT$

Resolved by the board of directors	$122,000	$194,000	$155,463	$247,000

Recognized in the consolidated financial statements	$121,935	$195,095	$155,398	$248,637

Information for the employees’ compensation and the remuneration to directors resolved by the board of directors is available at the Market Observation Post System website of the Taiwan Stock Exchange (the “TWSE”).

26.	INCOME TAX
The Company and its subsidiaries, ASE, SPIL and USIINC, have filed a consolidated tax return for corporate income tax and for unappropriated earnings.

a.	Income tax recognized in profit or loss
The major components of income tax were as follows:

	For the Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$	US$ (Note 4)

Current income tax
In respect of the current year	$14,533,570	$16,251,844	$10,117,252	$330,413
Income tax on unappropriated earnings	3,684,138	844,855	(3,449,958)	(112,670)
Changes in estimate for prior years	(129,152)	(211,631)	(67,074)	(2,190)

	18,088,556	16,885,068	6,600,220	215,553

Deferred income tax
In respect of the current year	(95,906)	185,726	(1,352,999)	(44,187)
Changes in tax rates	18,337	(4,425)	2,763	90
Changes in estimate for prior years	16,625	2,481	35,465	1,158
Effect of foreign currency exchange differences	(83,840)	76,684	18,514	605

	(144,784)	260,466	(1,296,257)	(42,334)

Income tax expense recognized in profit or loss	$17,943,772	$17,145,534	$5,303,963	$173,219

A reconciliation of income tax expense calculated at the statutory rates and income tax expense recognized in profit or loss was as follows:

	For the Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$	US$ (Note 4)

Profit before income tax	$80,193,769	$81,763,628	$42,611,823	$1,391,634

Income tax expense calculated at the statutory rates	$33,697,736	$35,906,719	$18,763,311	$612,780
Nontaxable expense (income) in determining taxable income	357,936	(177,734)	1,132,092	36,972
Tax-exempt income	(14,578,355)	(14,789,999)	(7,369,986)	(240,692)
Additional income tax on unappropriated earnings	3,684,138	844,855	(3,449,958)	(112,670)
Income tax credits	(1,654,821)	(2,514,002)	(1,921,721)	(62,760)
The origination and reversal of temporary differences	78,544	1,304,931	69,767	2,278
Income tax adjustments on prior years	(112,527)	(209,150)	(31,609)	(1,032)
Unrecognized deferred tax liability for temporary differences associated with investments	(6,135,120)	(3,523,716)	(2,557,436)	(83,522)
Unrecognized loss carryforwards	288,025	271,730	455,437	14,874
Withholding tax	87,175	31,900	12,433	406
House and land transactions income tax	—	—	201,633	6,585
Land value increment tax	117,341	—	—	—
Capital gains tax	2,113,700	—	—	—

Income tax expense recognized in profit or loss	$17,943,772	$17,145,534	$5,303,963	$173,219

b.	Income tax recognized directly in equity

	For the Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$	US$ (Note 4)

Deferred income tax
Related to employee share options	$(9)	$—	$—	$—

c.	Income tax recognized in other comprehensive income

	For the Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$	US$ (Note 4)

Deferred income tax
Related to remeasurement of defined benefit plans	$(19,319)	$(208,482)	$(2,214)	$(72)
Unrealized gain (loss) on equity instruments at fair value through other comprehensive income	(160,084)	370,091	(262,404)	(8,570)
Unrealized loss on debt instruments at fair value through other comprehensive income	—	—	(5,792)	(189)

Income tax recognized in other comprehensive income	$(179,403)	$161,609	$(270,410)	$(8,831)

d.	Current tax assets and liabilities

	December 31
	2022	2023
	NT$	NT$	US$ (Note 4)

Current tax assets
Tax refund receivable	$623,470	$363,226	$11,862
Prepaid income tax	125,049	542,119	17,705

	$748,519	$905,345	$29,567

Current tax liabilities
Income tax payable	$18,360,792	$9,667,755	$315,733

e.	Deferred tax assets and liabilities
The Group offset certain deferred tax assets and deferred tax liabilities which met the offset criteria.

The movements of deferred tax assets and deferred tax liabilities were as follows:
For the year ended December 31, 2021

	Balance at January 1	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Recognized in Equity	Exchange Differences	Disposal of Subsidiaries	Balance at December 31
	NT$	NT$	NT$	NT$	NT$	NT$	NT$

Deferred tax assets

Temporary differences
Property, plant and equipment	$629,702	$(186,443)	$—	$—	$(7,178)	$(345,104)	$90,977
Defined benefit obligation	1,370,455	(115,707)	(19,319)	—	(47,276)	—	1,188,153
FVTPL financial instruments	112,259	77,593	—	—	(502)	—	189,350
Others	2,407,910	679,492	—	(7)	52,399	(269,080)	2,870,714

	4,520,326	454,935	(19,319)	(7)	(2,557)	(614,184)	4,339,194
Loss carry-forward	527,666	187,981	—	—	(31,077)	(45,788)	638,782
Investment credits	429,381	(15,549)	—	—	(22,798)	—	391,034

	$5,477,373	$627,367	$(19,319)	$(7)	$(56,432)	$(659,972)	$5,369,010

Deferred tax liabilities

Temporary differences
Property, plant and equipment	$5,980,387	$165,628	$—	$—	$(42,437)	$(186,834)	$5,916,744
FVTPL financial instruments	6,317	6,274	—	—	(11)	—	12,580
Others	1,134,323	310,681	160,084	2	69,848	(14,065)	1,660,873

	$7,121,027	$482,583	$160,084	$2	$27,400	$(200,899)	$7,590,197

For the year ended December 31, 2022

	Balance at January 1	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Exchange Differences	Balance at December 31
	NT$	NT$	NT$	NT$	NT$

Deferred tax assets

Temporary differences
Property, plant and equipment	$90,977	$40,498	$—	$16,953	$148,428
Defined benefit obligation	1,188,153	(123,878)	(208,482)	6,641	862,434
FVTPL financial instruments	189,350	18,192	—	252	207,794
Others	2,870,714	718,909	—	179,881	3,769,504

	4,339,194	653,721	(208,482)	203,727	4,988,160
Loss carry-forward	638,782	(166,121)	—	22,824	495,485
Investment credits	391,034	452,656	—	14,437	858,127

	$5,369,010	$940,256	$(208,482)	$240,988	$6,341,772

Deferred tax liabilities

Temporary differences
Property, plant and equipment	$5,916,744	$63,813	$—	$57,701	$6,038,258
FVTPL financial instruments	12,580	519,142	—	89	531,811
Others	1,660,873	617,767	(370,091)	106,514	2,015,063

	$7,590,197	$1,200,722	$(370,091)	$164,304	$8,585,132

For the year ended December 31, 2023

	Balance at January 1	Acquisitions through Business Combinations	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Exchange Differences	Balance at December 31
	NT$	NT$	NT$	NT$	NT$	NT$

Deferred tax assets

Temporary differences
Property, plant and equipment	$148,428	$—	$110,253	$—	$7,483	$266,164
Defined benefit obligation	862,434	—	(68,968)	(4,844)	30,685	819,307
FVTPL financial instruments	207,794	—	43,792	—	304	251,890
Others	3,769,504	893	316,527	—	95,392	4,182,316

	4,988,160	893	401,604	(4,844)	133,864	5,519,677
Loss carry-forward	495,485	—	56,005	—	3,807	555,297
Investment credits	858,127	—	(522,852)	—	(14,654)	320,621

	$6,341,772	$893	$(65,243)	$(4,844)	$123,017	$6,395,595

Deferred tax liabilities

Temporary differences
Property, plant and equipment	$6,038,258	$—	$(902,114)	$—	$(11,093)	$5,125,051
Defined benefit obligation	—	—	27,031	(2,630)	30,233	54,634
FVTPL financial instruments	531,811	—	(487,098)	—	368	45,081
Others	2,015,063	4,307	681	268,196	84,995	2,373,242

	$8,585,132	$4,307	$(1,361,500)	$265,566	$104,503	$7,598,008

	Balance at January 1	Acquisitions through Business Combinations	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Exchange Differences	Balance at December 31
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Deferred tax assets

Temporary differences
Property, plant and equipment	$4,847	$—	$3,601	$—	$245	$8,693
Defined benefit obligation	28,166	—	(2,252)	(158)	1,002	26,758
FVTPL financial instruments	6,786	—	1,430	—	10	8,226
Others	123,106	29	10,337	—	3,115	136,587

	162,905	29	13,116	(158)	4,372	180,264
Loss carry-forward	16,182	—	1,829	—	124	18,135
Investment credits	28,025	—	(17,075)	—	(479)	10,471

	$207,112	$29	$(2,130)	$(158)	$4,017	$208,870

Deferred tax liabilities

Temporary differences
Property, plant and equipment	$197,200	$—	$(29,461)	$—	$(362)	$167,377
Defined benefit obligation	—	—	883	(86)	987	1,784
FVTPL financial instruments	17,368	—	(15,908)	—	12	1,472
Others	65,808	141	22	8,759	2,776	77,506

	$280,376	$141	$(44,464)	$8,673	$3,413	$248,139

f.	Deductible temporary differences, unused loss carryforwards and unused investment credits for which no deferred tax assets have been recognized in the consolidated balance sheets

	December 31
	2022	2023
	NT$	NT$	US$ (Note 4)

Loss carry-forward	$1,549,286	$1,759,044	$57,447
Investment credits	94,932	77,436	2,529
Deductible temporary differences	273,290	210,897	6,888

	$1,917,508	$2,047,377	$66,864

The unrecognized loss carry-forward will expire through 2033.

g.	Information about unused loss carry-forward, investment credits, tax-exemption and other tax relief
As of December 31, 2023, the unused loss carry-forward comprised:

Expiry Year	NT$	US$
		(Note 4)

2024	$206,247	$6,736
2025	175,863	5,743
2026	292,946	9,567
2027	329,623	10,765
2028 and thereafter	1,309,662	42,772

	$2,314,341	$75,583

As of December 31, 2023, unused investment credits comprised:

Tax Credit Source	Remaining Creditable Amount		Expiry Year
	NT$	US$
		(Note 4)

Purchase of machinery and equipment	$306,005	$9,994	2028 and thereafter
Others	92,052	3,006	2026 and thereafter

	$398,057	$13,000

Some China subsidiaries qualified as high technology enterprises were entitled to a reduced income tax rate of 15% and were eligible to deduct certain times of research and development expenses from their taxable income.

h.	Unrecognized deferred tax liabilities associated with investments
As of December 31, 2022 and 2023, the taxable temporary differences associated with the investments in subsidiaries for which no deferred tax liabilities have been recognized were NT$48,035,856 thousand and NT$51,581,597 thousand (US$1,684,572 thousand), respectively.

i.	Income tax assessments
The tax authorities have examined income tax returns of the Company and its R.O.C. subsidiaries through 2019 and 2021.

27.	EARNINGS PER SHARE
The earnings and weighted average number of ordinary shares outstanding in the computation of earnings per share were as follows:
Net profit for the year

	For the Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$	US$ (Note 4)

Profit for the year attributable to owners of the Company	$60,150,167	$61,501,545	$35,457,908	$1,157,998
Effect of potentially dilutive ordinary shares:
Potential ordinary shares of the subsidiary	(1,056,778)	(1,811,449)	(494,272)	(16,142)

Earnings used in the computation of diluted earnings per share	$59,093,389	$59,690,096	$34,963,636	$1,141,856

Weighted average number of ordinary shares outstanding (in thousand shares)

	For the Year Ended December 31
	2021	2022	2023

Weighted average number of ordinary shares in the computation of basic earnings per share	4,305,348	4,274,687	4,295,871
Effect of potentially dilutive ordinary shares
Employee share options	58,113	40,351	42,045
Employees’ compensation	1,264	1,940	924
Employee restricted stock awards	943	6,445	8,830

Weighted average number of ordinary shares in the computation of diluted earnings per share	4,365,668	4,323,423	4,347,670

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

a.	Employee share option plans of the Company
In order to attract, retain and reward employees, the Company and its subsidiary, ASE, have their employee share option plans for the Group’s full-time employees. As disclosed in Note 1, the Company assumed ASE’s obligations of outstanding employee share option plans starting from April 30, 2018, including the 2015 employee share option plan, and each share option represents the right to purchase

0.5
ordinary
share of the Company when exercised. In addition, the Company has the first and the second employee share option plans in November 2018 and August 2023, respectively, for full-time employees of the Group, with each unit representing the right to purchase one ordinary share issued by the company. The right of those share options granted under the plan is valid for
10 years
,
non-transferable
and exercisable at certain percentages subsequent to the second anniversary of the grant date. For the employee share option plans the Company assumed and issued, the exercise price is subject to adjustment according to the prescribed criteria stipulated in employee share option plans.

Information about the share option plans that the Company granted and assumed were as follows:

	For the Year Ended December 31
	2021		2022		2023
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price	Options	Price
	(In	Per Share	(In	Per Share	(In	Per Share
	Thousands)	(NT$)	Thousands)	(NT$)	Thousands)	(NT$)

Balance at January 1	144,767	$56.9	96,802	$53.3	81,262	$50.2
Options granted	—	—	—	—	150,000	107.0
Options forfeited	(5,907)	52.3	(1,206)	51.1	(1,471)	66.9
Options exercised	(42,058)	61.4	(14,334)	51.5	(17,551)	50.9

Balance at December 31	96,802	53.3	81,262	50.2	212,240	89.1

Options exercisable, end of year	49,696	55.5	58,216	51.3	62,505	46.5

Fair value of options granted (NT$)	—		—		29.7-35.1

The weighted average share prices at exercise dates of share options for the years ended December 31, 2021, 2022 and 2023 were NT$108.8, NT$92.4 and NT$112.4 (US$3.7), respectively.
Information about the outstanding share options at each balance sheet date was as follows:

	Range of Exercise Price Per Share (NT$)	Weighted Average Remaining Contractual Life (Years)

December 31, 2022

ASE 5 th share options	$73.0	2.7
The Company 1 st share options	47.5	5.9

December 31, 2023

ASE 5 th share options	73.0	1.7
The Company 1 st share options	44.1	4.9
The Company 2 nd share options	107.0	9.6

b.	Employee restricted stock awards plan of the Company
To attract and retain talents as well as motivate and engage employees, the Company’s annual shareholders’ meetings resolved the 2021 employee restricted stock awards plan in August 2021 and granted 15,000 thousand ordinary shares on the record date of October 1, 2021. The par value and the exercise price was NT$10 and NT$0 per share, respectively. The fair value at the grant day was NT$92.4 per share.
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
Information about employee restricted stock was as follows:

	For the Year Ended December 31
	2021	2022	2023
	(in thousand shares)	(in thousand shares)	(in thousand shares)

Balance at January 1	—	15,000	10,000
Stocks granted	15,000	—	—
Stocks unrestricted	—	(5,000)	(4,950)
Stocks retired	—	—	(70)
Stocks awaiting retired	—	—	(15)

Balance at December 31	15,000	10,000	4,965

c.	Employee share option plans of subsidiaries
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
In November 2019, USISH adopted the share option plan (“2019 share options”) and granted 17,167 thousand share options to its employees. Each unit represents the right to purchase one ordinary share of USISH when exercised. The options are valid for 3.0 years, 4.0 years and 5.0 years, respectively, and are exercisable at certain percentages within 12 months subsequent to the second, the third and the fourth anniversary of the grant date under the satisfaction of certain performance conditions within each respective vesting period. In the event that USISH increases share capital by capital surplus or by cash, or distributes share dividends or cash dividends, the exercisable share option units and the exercise price are accordingly adjusted.
In September 2020, USISH adopted the share option plan (“2020 share options”) and granted 1,140 thousand share options to its employees. The conditions of issued 2020 share options are the same as 2019 share options plan, except that the options are valid for 2.2 years, 3.2 years and 4.2 years, respectively, and with each respective vesting period of 1.2 years, 2.2 years and 3.2 years.
In September 2023, USISH’s extraordinary general shareholders’ meetings resolved to adopt the share option plan (“2023 share options”). In October 2023, the board of directors resolved to grant 14,506 thousand share options to its employees. The conditions of issued 2023 share options are the same as 2019 share options plan, except that the options are valid for 2 years and 3 years, respectively, and with each respective vesting period of 1 year and 2 years.

Information about share options was as follows:

	For the Year Ended December 31
	2021		2022		2023
	Number of	Weighted Average Exercise	Number of	Weighted Average Exercise	Number of	Weighted Average Exercise
	Options	Price	Options	Price	Options	Price
	(In	Per Share	(In	Per Share	(In	Per Share
	Thousands)	(RMB)	Thousands)	(RMB)	Thousands)	(RMB)

Balance at January 1	31,266	$14.6	29,486	$14.2	20,246	$14.5
Options granted	—	—	—	—	14,506	14.5
Options expired	—	—	(2,312)	13.9	(1,204)	14.1
Options forfeited	(952)	14.5	(942)	13.0	(695)	13.6
Options exercised	(828)	13.8	(5,986)	12.8	(3,125)	12.1

Balance at December 31	29,486	14.2	20,246	14.5	29,728	14.7

Options exercisable, end of year	19,249	14.8	15,518	15.0	15,310	14.9

Fair value of options granted (RMB)	—		—		3.8-4.7

The weighted average share prices at exercise dates of share options for the years ended December 31, 2021, 2022 and 2023 were RMB16.1, RMB15.4 and RMB14.9, respectively.
Information about USISH’s outstanding share options at each balance sheet date was as follows:

	Range of Exercise Price Per Share (RMB)	Remaining Contractual Life (Years)

December 31, 2022

2015 share options	$15.5	2.9
2019 share options	12.4	1.9
2020 share options	20.9	1.9

December 31, 2023

2015 share options	$15.5	1.9
2019 share options	12.0	0.9
2020 share options	20.5	0.9
2023 share options	14.5	2.8
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
Information about share options was as follows:

	For the Year Ended December 31
	2022		2023
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price
	(In	Per Share	(In	Per Share
	Thousands)	(NT$)	Thousands)	(NT$)

Balance at January 1	—	$—	3,100	$30.0
Options granted	3,100	30.0	—	—

Balance at December 31	3,100	30.0	3,100	30.0

Options exercisable, end of year	—	—	—	—

Fair value of options granted (NT$)	18.0-18.8		—

Information about AMPI’s outstanding share options at each balance sheet date was as follows:

	Range of Exercise Price Per Share	Remaining Contractual Life (Years)

December 31, 2022

2022 share options	$30.0	9.3

December 31, 2023

2022 share options	30.0	8.3

d.	Employee restricted stock plans of subsidiaries
In November 2019, USISH adopted the restricted stock plan (“2019 restricted stocks”) and granted 6,156 thousand ordinary shares to its directors (excluding independent directors), supervisors and employees. In April 2020, the board of directors further resolved to grant 6,403 thousand ordinary shares instead, while other terms remain constant. The plan was of 3 phases starting from 2019 and each phase lasts for 1 year with a valid period of 4.5 years, 3.5 years and 2.5 years, respectively. Upon satisfaction of certain performance conditions in each phase, participants are entitled to subscribe a certain percentage of the total USISH’s ordinary shares issued under the plan with a lock-up
period of 1 year. The valid period may be early terminated or extended prior to one month of the expiration date depending on the conditions of ordinary shares granted. In the event that USISH increases share capital by capital surplus or by cash, or distributes share dividends or cash dividends, the exercise price is accordingly adjusted.
In September 2020, USISH adopted the restricted stock plan (“2020 restricted stocks”) and granted 425 thousand ordinary shares to its employees. The conditions of issued 2020 restricted stocks are the same as 2019 restricted stocks plan, except that the restricted stocks are valid for 2 years and the ordinary shares that USISH would issue to participants for free are with a lock-up
period of
1.3 year
.
In September 2021, USISH adopted the restricted stock plan (“2021 restricted stocks”) and granted 281 thousand ordinary shares to its expatriate staff. The conditions of issued 2021 restricted stocks are the same as 2020 restricted stocks plan.
In September 2023, USISH’s extraordinary general shareholders’ meetings resolved to adopt restricted stock
plan (“2023 restricted stocks”), and granted 372 thousand shares and 5,722 thousand shares in November 2023 and January 2024, respectively, to its directors (excluding independent directors), supervisors and employees. The options are valid for 3 years. The valid period may be early terminated or extended prior to one month of the expiration date depending on the conditions of ordinary shares granted. Upon satisfaction of certain performance conditions in each phase, participants are entitled to subscribe USISH’s ordinary shares issued under the plan at a certain percentage
at the end of the lock-up period. The plan was of 2 phases with a lock-up period of 1 year and 2 years, respectively.
Information about restricted stocks was as follows:

	For the Year Ended December 31
	2021		2022		2023
	Number of	Weighted Average Exercise	Number of	Weighted Average Exercise	Number of	Weighted Average Exercise
	Options	Price	Options	Price	Options	Price
	(In	Per Share	(In	Per Share	(In	Per Share
	Thousands)	(RMB)	Thousands)	(RMB)	Thousands)	(RMB)

Balance at January 1	5,547	$12.2	3,565	$10.2	1,984	$10.7
Options granted	281	—	—	—	372	14.5
Options expired	—	—	(4)	—	—	—
Options exercised	(1,780)	12.7	(395)	—	(1,966)	10.8
Options forfeited	(483)	12.1	(1,182)	12.2	(18)	—

Balance at December 31	3,565	10.2	1,984	10.7	372	14.5

Options exercisable, end of year	—	—	1,715	12.4	—	—

Fair value of options granted (RMB)	11.78		—		12.2-13.0

Information about USISH’s outstanding restricted stocks at each balance sheet date was as follows:

	Range of Exercise Price Per Share (RMB)	Remaining Contractual Life (Years)

December 31, 2022

2019 restricted stocks	$12.4	1.3
2021 restricted stocks	—	0.7

December 31, 2023

2023 restricted shares	14.5	2.9

The Group’s shareholdings in USISH decreased because the abovementioned share option plans and restricted stock plans were exercised in 2021, 2022 and 2023. The transaction was accounted for as an equity transaction since the Group did not cease to have control over USISH and, as a result, capital surplus increased by NT$58,448 thousand, NT$125,049 thousand and NT$90,773 thousand (US$2,965 thousand) in 2021, 2022 and 2023, respectively.

e.	Fair value information
The fair values at the grant dates and the record dates of capital reduction of the Company’s, AMPI’s and USISH’s share options plans issued in 2022 and 2023 were measured by using the trinomial tree model, while USISH’s restricted stocks plans issued in 2021 and 2023 were measured by using the Black-Scholes Option Pricing Model incorporating the effect of the lock-up
period. The inputs to the models were as follows:
Share options plan

	AMPI 2022 share options plan	AMPI 2022 share options plan after capital reduction	The Company 2023 share options plan

Share price at the grant date	NT$7.5 per share	NT$30.2 per share	NT$108.0 per share
Exercise price	NT$7.5 per share	NT$30.0 per share	NT$107.0 per share
Expected volatility (%)	65.35-67.78	65.85-67.29	31.02-33.03
Expected lives (years)	6.0-7.0	5.8-6.8	3.9-6.1
Expected dividend yield	—	—	—
Risk free interest rate (%)	1.15-1.19	1.11-1.15	1.06-1.12

USISH 2023 share options plan

Share price at the grant date	RMB15.16 per share
Exercise price	RMB14.54 per share
Expected volatility (%)	38.51-39.09
Expected lives (years)	2.0-3.0
Expected dividend yield	—
Risk free interest rate (%)	2.35-2.45
Restricted stock plan

	USISH 2021 restricted stock plan	USISH 2023 restricted stock plan

Share price at the grant date	RMB14.65 per share	RMB15.02 per share
Exercise price	(Note)	RMB14.54 per share
Expected volatility (%)	47.15	36.56-38.77
Lock-up periods (years)	1.3	1.0-2.0
Expected dividend yield	—	—
Risk free interest rate (%)	2.34	2.33-2.44

Note:	The restricted stocks plan is to transfer ordinary shares for free upon satisfaction of certain performance conditions prior to the expiration.
Expected volatilities were based on the annualized volatilities of historical share prices of the Company, AMPI and USISH, respectively.
For the years ended December 31, 2021, 2022 and 2023, employee benefits expense recognized on the aforementioned employee share options plans and the restricted shares/stocks plans were NT$699,211 thousand, NT$989,843 thousand and NT$742,890 thousand (US$24,262 thousand), respectively.

29.	BUSINESS COMBINATIONS

a.	Subsidiaries acquired

	Principal Activity	Date of Acquisition	Proportion of Voting Equity Interests Acquired (%)	Consideration Transferred
				NT$	US$ (Note 4)

ITGEU	Trading company	October 21, 2021	100.00	$50,368

SER	Engaged in the design and manufacturing of electronic components	November 2, 2021	100.00	$217,919

Hirschmann	Holding company and the group engaged in the design and manufacturing of automotive components	October 27, 2023	100.00	$2,016,595	$65,859

b.	Consideration transferred

	ITGEU	SER	Hirschmann
	NT$	NT$	NT$	US$ (Note 4)

Cash	$50,368	$217,919	$2,016,595	$65,859

In March 2023, the board of director of USISH resolved to establish a special purpose vehicle (“SPV”) with a registered capital of
US$53,000
thousand, jointly owned by its wholly-owned subsidiary, Universal Global Technology Co., Limited, (“UGT”), and an unrelated party, Ample Trading, Co., Ltd. (“Ample Trading”), through a joint venture agreement. UGT obtained

75.1
%
ownership of the SPV and Ample Trading obtained the remaining
24.9
%
ownership of the SPV. The SPV then acquired the automotive wireless business (hereunder, the “Target Business”) carved out from an unrelated party, TE Connectivity Ltd. The consideration for the acquisition would be adjusted for the net debt and net working capital of the Target Business as of the settlement date and made by cash. As of December 31, 2023, the SPV has paid
US$
41,400
thousand (approximating to

NT
$
1,342,602
thousand) while the remaining consideration was recognized as other payables.

c.	Assets acquired and liabilities assumed at the date of acquisition

	ITGEU	SER	Hirschmann
	NT$	NT$	NT$	US$ (Note 4)

Assets

Cash and cash equivalents	68,719	$18,850	$118,419	$3,867
Trade and other receivables	41,832	40,671	1,037,227	33,874
Inventories	—	375,912	1,040,663	33,987
Property, plant and equipment	94	37,672	686,249	22,412
(Continued)

	ITGEU	SER	Hirschmann
	NT$	NT$	NT$	US$ (Note 4)

Intangible assets	32	368	—	—
Right-of-use assets	—	—	143,629	4,691
Others	2,828	186,377	182,769	5,969
Liabilities
Trade and other payables	(29,165)	(214,883)	(706,060)	(23,059)
Lease liabilities	—	—	(143,629)	(4,691)
Net defined benefit liabilities	—	—	(191,526)	(6,255)
Others	(858)	(227,048)	(156,293)	(5,104)

Fair value of identifiable net assets acquired	$83,482	$217,919	$2,011,448	$65,691

The initial accounting for the acquisition of Hirschmann has been tentative as of December 31, 2023.

d.	Goodwill recognized on acquisitions or gain recognized in bargain purchase transaction

	ITGEU	SER	Hirschmann
	NT$	NT$	NT$	US$ (Note 4)

Consideration transferred	$50,368	$217,919	$2,016,595	$65,859
Less: Fair value of identifiable net assets acquired	(83,482)	(217,919)	(2,011,448)	(65,691)

Goodwill recognized on acquisition (gain recognized in bargain purchase transaction)	$(33,114)	$—	$5,147	$168

As the Group has not completed the identification of the difference between the cost of the investment and the Group’s share of the net fair value of Hirschmann’s identifiable assets and liabilities, the difference was provisionally recognized as goodwill as of December 31, 2023. The group will continuously review the abovementioned items during the measuring period. If additional information, which related to the facts and circumstances existed at the acquisition date and will lead to an adjustment to the provisional goodwill or the recognition of any liability provision, is obtained in the one year measurement period starting from the acquisition date, the accounting for the business combination will be retrospectively adjusted.

e.	Net cash outflow (inflow) on acquisition of subsidiaries

	ITGEU	SER	Hirschmann
	NT$	NT$	NT$	US$ (Note 4)

Consideration transferred	$50,368	$217,919	$1,342,602	$43,847
Less: Cash and cash equivalent acquired	(68,719)	(18,850)	(118,419)	(3,867)

Net cash outflow (inflow) on acquisition of subsidiaries	$(18,351)	$199,069	$1,224,183	$39,980

f.	Impact of acquisitions on the results of the Group
The results of operations since the acquisition date included in the consolidated statements of comprehensive income and were as follows:

	ITGEU (for the period from October 21, 2021 through December 31, 2021)	SER (for the period from November 2, 2021 through December 31, 2021)	Hirschmann (for the period from October 27, 2023 through December 31, 2023)
	NT$	NT$	NT$	US$ (Note 4)

Operating revenue	$75,221	$225,017	$1,071,423	$34,991

Net profit (loss)	$(4,593)	$(508)	$46,075	$1,505

Had the abovementioned business combinations been in effect at the beginning of each annual reporting period, the Group’s operating revenues and profit would have been
NT$570,363,380 thousand and NT$
62,277,713
thousand for the year ended December 31, 2021, respectively, and
NT$586,489,731 thousand (US$
19,153,812
thousand) and NT$
37,084,732
thousand (US$
1,211,128
thousand) for the year ended December 31, 2023, respectively. This pro-forma
information is for illustrative purposes only and is not necessarily an indication of the operating revenue and results of operations of the Group that actually would have been achieved had the acquisition been completed at the beginning of each annual reporting period, nor is it intended to be a projection of future results.
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
In May 2023, the board of directors of ASE and ASET resolved to dispose their shareholdings of the Group’s subsidiary, LUCHU, consisting of
145,178 thousand ordinary shares and 40,981
thousand ordinary shares, respectively, to HC. The disposal was completed in December 2023 and the control over LUCHU was transferred to HC.

a.	Analysis of assets and liabilities on the date control was lost

	2021	2023
	GAPT Holding and ASEKS	LUCHU
	NT$	NT$	US$ (Note 4)

Current Assets
Cash and cash equivalent	$2,625,715	$261,238	$8,532
Trade and other receivables	4,505,531	—	—
Inventories	2,284,880	—	—
Inventories related to real estate business	—	1,787,526	58,378
Other current assets	1,215,992	1,761	57
Non-Current Assets
Financial assets at fair value through other comprehensive income – non-current	—	70,809	2,312
Property, plant and equipment	16,693,129	—	—
Right-of-use assets	181,855	—	—
Investment property	787,250	—	—
Goodwill	310,711	—	—
Deferred tax assets	659,972	—	—
Other non-current assets	308,500	—	—
Current Liabilities
Short-term borrowings	(2,443,005)	—	—
Trade and other payables	(5,949,592)	(222)	(7)
Current portion of long-term borrowings	—	—	—
Other current liabilities	(647,027)	—	—
Non-Current Liabilities		—	—
Deferred tax liabilities	(200,899)	—	—
Lease liabilities – non-current	(8,150)	—	—
Other non-current liabilities	(156,863)	—	—

Net assets disposed of	$20,167,999	$2,121,112	$69,272

(Continued)

b.	Gain on disposal of subsidiaries

	2021	2023
	GAPT Holding and ASEKS	LUCHU
	NT$	NT$	US$ (Note 4)

Total consideration (paid in cash)	$36,939,133	$2,354,938	$76,909
Net assets disposed of	(20,167,999)	(2,121,112)	(69,272)
Non-controlling interest	—	295,895	9,663
Reclassification of accumulated exchange difference from equity to profit or loss due to the loss of control	569,284	—	—

Gain on disposals	$17,340,418	$529,721	$17,300

c.	Net cash inflow on disposals of subsidiaries

	2021	2023
	GAPT Holding and ASEKS	LUCHU
	NT$	NT$	US$ (Note 4)

Consideration received in cash and cash equivalents	$36,939,133	$2,354,938	$76,909
Less: Cash and cash equivalent balances disposed of	(2,625,715)	(261,238)	(8,532)
Other receivables (the outstanding receivables of consideration, net of relevant expenditure)	(10,533,600)	—	—

	$23,779,818	$2,093,700	$68,377

31.	EQUITY TRANSACTION WITH NON-CONTROLLING INTERESTS

a.	USISH
In 2021 and 2022, USISH repurchased
its
own 16,042 thousand at RMB13.86-14.95 per share and 9,356 thousand outstanding ordinary shares at RMB11.15-14.38 per share, respectively, and made the Group’s shareholdings of USISH increased. The transaction was accounted for as an equity transaction since the transaction did not change the Group’s control over USISH and, as a result, the Group’s capital surplus was then decreased by NT$11,277 thousand and NT$8,963 thousand, respectively, and retained earnings was then decreased by NT$436,927 thousand and NT$211,184 thousand, respectively.

b.	USIE
In December 2021, the shareholders’ meeting of USIE resolved to repurchase its own 9,137 thousand outstanding ordinary shares at US$17.20 per share, and made the Group’s shareholdings of USIE increased from 95.85% to 100.00%. The transaction was accounted for as an equity transaction since the transaction did not change the Group’s control over USIE and, then, capital surplus and retained earnings were decreased by NT$47,171 thousand and NT$2,093,787 thousand, respectively, in the fourth quarter of 2021. In December 2021, the board of directors of USIE resolved that December 22, 2021 was the record date for capital reduction and the repurchased ordinary shares were subsequently cancelled.

32.	CASH FLOW INFORMATION

a.	Non-cash investing activities
In addition to other notes, the Group entered into the following investing activities which include both cash and non-cash
items for the years ended December 31, 2021, 2022 and 2023:

	For the Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$	US$ (Note 4)

Payments for property, plant and equipment
Purchase of property, plant and equipment	$74,417,541	$75,800,574	$48,758,649	$1,592,379
Increase (decrease) in other non-current assets	1,184,927	(5,480)	(387,233)	(12,646)
Decrease (increase) in other payables	(4,671,228)	(3,096,926)	5,894,525	192,506
Capitalized borrowing costs	(25,581)	(58,263)	(107,712)	(3,518)

	$70,905,659	$72,639,905	$54,158,229	$1,768,721

Proceeds from disposal of property, plant and equipment
Consideration from disposal of property, plant and equipment	$1,128,850	$612,213	$334,348	$10,920
Decrease in other receivables	610,912	2,784	132,790	4,336
Decrease in other current assets	—	—	8,188	267
Decrease (increase) in other non-current assets	(134,760)	134,760	—	—

	$1,605,002	$749,757	$475,326	$15,523

b.	Changes in liabilities arising from financing activities
For the year ended December
 31, 2021

	Short-term Borrowings (including financial liabilities for hedging)	Bonds Payable	Long-term Borrowings (including financial liabilities for hedging)	Lease Liabilities	Total
	NT$	NT$	NT$	NT$	NT$

Balance at January 1, 2021	$34,597,858	$56,253,554	$112,390,724	$5,875,830	$209,117,966
Net financing cash flows	10,043,398	(3,719,057)	16,018,825	(907,403)	21,435,763
Interest under operating activities	—	—	—	800	800
Rent expense under operating activities	—	—	—	(184)	(184)
Equity components of convertible bonds and embedded derivative liability	—	(399,955)	—	—	(399,955)
Non-cash changes
Additions to lease liabilities	—	—	—	2,037,665	2,037,665
Amortization of issuance cost	—	126,283	224,979	—	351,262
Convertible bonds issued by subsidiaries and converted to ordinary shares	—	(102)	—	—	(102)
Lease modifications	—	—	—	(58,799)	(58,799)
Acquisition of subsidiaries (Note 29)	—	—	—	180,745	180,745
Disposal of subsidiaries (Note 30)	(2,443,005)	—	—	(32,655)	(2,475,660)
Reclassification	—	—	—	380,292	380,292
Effects of foreign currency exchange	(1,161,822)	6,614	(2,162,038)	(76,407)	(3,393,653)

Balance at December 31, 2021	$41,036,429	$52,267,337	$126,472,490	$7,399,884	$227,176,140

For the year ended December
 31, 2022

	Short-term Borrowings (including financial liabilities for hedging)	Bonds Payable	Long-term Borrowings (including financial liabilities for hedging)	Lease Liabilities	Total
	NT$	NT$	NT$	NT$	NT$

Balance at January 1, 2022	$41,036,429	$52,267,337	$126,472,490	$7,399,884	$227,176,140
Net financing cash flows	1,866,253	(3,539,423)	(29,516,421)	(1,035,019)	(32,224,610)
Interest under operating activities	—	—	—	1,394	1,394
Rent expense under operating activities	—	—	—	(1,904)	(1,904)
Equity components of convertible bonds and embedded derivative liability	—	(1,092,004)	—	—	(1,092,004)
Non-cash changes
Additions to lease liabilities	—	—	—	1,379,342	1,379,342
Amortization of issuance cost	—	182,759	114,687	—	297,446
Convertible bonds issued by subsidiaries and converted to ordinary shares	—	(171)	—	—	(171)
Lease modifications	—	—	—	(117,549)	(117,549)
Adjustments for government subsidy	—	—	(46,672)	—	(46,672)
Long-term borrowings transferred to short-term borrowings	1,522,294	—	(1,522,294)	—	—
Effects of foreign currency exchange	2,306,154	31,826	4,487,661	82,339	6,907,980

Balance at December 31, 2022	$46,731,130	$47,850,324	$99,989,451	$7,708,487	$202,279,392

For the year ended December
 31, 2023

	Short-term Borrowings (including financial liabilities for hedging)	Short-term Bills Payable	Bonds Payable	Long-term Borrowings	Lease Liabilities	Total
	NT$		NT$	NT$	NT$	NT$

Balance at January 1, 2023	$46,731,130	$—	$47,850,324	$99,989,451	$7,708,487	$202,279,392
Net financing cash flows	3,231,840	2,787,340	(2,573,366)	(14,263,230)	(1,136,666)	(11,954,082)
Interest under operating activities	—	—	—	—	22	22
Equity components of convertible bonds and embedded derivative liability	—	—	(412,264)	—	—	(412,264)
Non-cash changes
Additions to lease liabilities	—	—	—	—	1,644,665	1,644,665
Convertible bonds issued by subsidiaries and converted to ordinary shares	—	—	(228)	—	—	(228)
Amortization of issuance cost	—	—	319,578	91,538	—	411,116
Lease modifications	—	—	—	—	(113,514)	(113,514)
Adjustments for government subsidy	—	—	—	(1,002)	—	(1,002)
Acquisition through business combinations (Note 29)	—	—	—	—	143,629	143,629
Reclassification	—	—	—	—	(8,226)	(8,226)
Effects of foreign currency exchange	291,218	—	(174,558)	(356,054)	(16,391)	(255,785)

Balance at December 31, 2023	$50,254,188	$2,787,340	$45,009,486	$85,460,703	$8,222,006	$191,733,723

	Short-term Borrowings (including financial liabilities for hedging)	Short-term Bills Payable	Bonds Payable	Long-term Borrowings	Lease Liabilities	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Balance at January 1, 2023	$1,526,163	$—	$1,562,715	$3,265,495	$251,747	$6,606,120
Net financing cash flows	105,547	91,030	(84,042)	(465,814)	(37,122)	(390,401)
Interest under operating activities	—	—	—	—	1	1
Equity components of convertible bonds and embedded derivative liability	—	—	(13,464)	—	—	(13,464)
Non-cash changes
Additions to lease liabilities	—	—	—	—	53,712	53,712
Convertible bonds issued by subsidiaries and converted to ordinary shares	—	—	(8)	—	—	(8)
Amortization of issuance cost		—	10,437	2,989	—	13,426
Lease modifications	—	—	—	—	(3,707)	(3,707)
Adjustments for government subsidy	—	—	—	(33)	—	(33)
Acquisition through business combinations (Note 29)	—	—	—	—	4,691	4,691
Reclassification	—	—	—	—	(269)	(269)
Effects of foreign currency exchange	9,511	—	(5,701)	(11,628)	(536)	(8,354)

Balance at December 31, 2023	$1,641,221	$91,030	$1,469,937	$2,791,009	$268,517	$6,261,714

c.	Total taxes paid

	For the Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$	US$ (Note 4)

Operating activities	$7,423,947	$14,250,527	$15,474,646	$505,377
Investing activities	570,700	842,440	—	—

	$7,994,647	$15,092,967	$15,474,646	$505,377

33.	CAPITAL MANAGEMENT
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

a.	Fair value of financial instruments that are not measured at fair value

1)	Fair value of financial instruments not measured at fair value but for which fair value is disclosed
Except bonds payable measured at amortized cost, the management considered that the carrying amounts of financial assets and financial liabilities not measured at fair value approximate their fair values. The carrying amounts and fair value of bonds payable as of December 31, 2022 and 2023 were as follows:

	Carrying Amount		Fair Value
	NT$	US$ (Note 4)	NT$	US$ (Note 4)

December 31, 2022	$47,850,324		$47,027,018
December 31, 2023	45,009,486	$1,469,937	44,907,012	$1,466,591

2)	Fair value hierarchy
The aforementioned fair value hierarchy of bonds payable was Level 3 which was determined based on discounted cash flow analysis with the applicable yield curve for the duration. The significant unobservable inputs is discount rates that reflected the credit risk.

b.	Fair value of financial instruments that are measured at fair value on a recurring basis

1)	Fair value hierarchy

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$

December 31, 2022

Financial assets at FVTPL
Derivative financial assets
Swap contracts	$—	$3,205,828	$—	$3,205,828
Forward exchange contracts	—	246,710	—	246,710
Non-derivative financial assets
Quoted ordinary shares	2,521,964	—	—	2,521,964
Private-placement funds	—	—	1,599,932	1,599,932
Unquoted preferred shares	—	—	628,156	628,156
Contingent considerations	—	—	438,176	438,176
Open-end mutual funds	293,385	—	—	293,385

	$2,815,349	$3,452,538	$2,666,264	$8,934,151

Financial assets at FVTOCI
Investments in equity instruments
Unquoted ordinary shares	$—	$—	$419,491	$419,491
Quoted ordinary shares	45,683	—	—	45,683
Unquoted preferred shares	—	—	13,883	13,883
Limited partnership	—	—	3,502	3,502
Investments in debt instruments
Unsecured subordinate corporate bonds	—	—	1,059,712	1,059,712
Trade receivables, net	—	—	5,402,714	5,402,714

	$45,683	$—	$6,899,302	$6,944,985

Financial liabilities at FVTPL
Derivative financial liabilities
Swap contracts	$—	$543,547	$—	$543,547
Forward exchange contracts	—	83,213	—	83,213

	$—	$626,760	$—	$626,760

(Continued)

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$

December 31, 2023

Financial assets at FVTPL
Derivative financial assets
Swap contracts	$—	$1,453,868	$—	$1,453,868
Forward exchange contracts	—	161,924	—	161,924
Non-derivative financial assets
Quoted ordinary shares	2,099,844	—	—	2,099,844
Private-placement funds	—	—	1,796,015	1,796,015
Unquoted preferred shares	—	—	747,960	747,960
Open-end mutual funds	307,669	—	—	307,669
Hybrid financial assets Convertible notes	—	—	61,410	61,410

	$2,407,513	$1,615,792	$2,605,385	$6,628,690

Financial assets at FVTOCI
Investments in equity instruments
Unquoted ordinary shares	$—	$—	$607,528	$607,528
Unquoted preferred shares	—	—	13,303	13,303
Investments in debt instruments
Unsecured subordinate corporate bonds	—	—	1,042,906	1,042,906
Trade receivables, net	—	—	5,637,485	5,637,485

	$—	$—	$7,301,222	$7,301,222

Financial liabilities at FVTPL
Derivative financial liabilities
Swap contracts	$—	$1,183,469	$—	$1,183,469
Forward exchange contracts	—	118,873	—	118,873

	$—	$1,302,342	$—	$1,302,342

(Concluded)

	Level 1	Level 2	Level 3	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

December 31, 2023

Financial assets at FVTPL
Derivative financial assets
Swap contracts	$—	$47,481	$—	$47,481
Forward exchange contracts	—	5,288	—	5,288
Non-derivative financial assets
Quoted ordinary shares	68,577	—	—	68,577
Private-placement funds	—	—	58,655	58,655
Unquoted preferred shares	—	—	24,427	24,427
Open-end mutual funds	10,048	—	—	10,048
Hybrid financial assets Convertible notes	—	—	2,006	2,006

	$78,625	$52,769	$85,088	$216,482

Financial assets at FVTOCI
Investments in equity instruments
Unquoted ordinary shares	$—	$—	$19,841	$19,841
Unquoted preferred shares	—	—	434	434
Investments in debt instruments
Unsecured subordinate corporate bonds	—	—	34,060	34,060
Trade receivables, net	—	—	184,111	184,111

	$—	$—	$238,446	$238,446

Financial liabilities at FVTPL
Derivative financial liabilities
Swap contracts	$—	$38,650	$—	$38,650
Forward exchange contracts	—	3,882	—	3,882

	$—	$42,532	$—	$42,532

For the financial assets and liabilities that were measured at fair value on a recurring basis, there were no transfers between Level 1 and Level 2 of the fair value hierarchy during the years ended December 31, 2022 and 2023.

2)	Reconciliation of Level 3 fair value measurements of financial assets
For the year ended December
 31, 2021

	Financial Assets at FVTPL		Financial Assets at FVTOCI
Financial Assets	Equity Instruments	Debt Instruments	Equity Instruments	Debt Instruments	Total
	NT$	NT$	NT$	NT$	NT$

Balance at January 1	$1,897,984	$—	$728,398	$1,639,149	$4,265,531
Recognized in profit or loss	131,276	—	—	—	131,276
Recognized in other comprehensive income
Included in unrealized gains on financial assets at FVTOCI	—	—	129,726	63,722	193,448
Effects of foreign currency exchange	(79,614)	—	(4,508)	—	(84,122)
Net increase in trade receivables	—	3,269,782	—	14,940,539	18,210,321
Trade receivables factoring	—	(3,269,782)	—	(9,474,490)	(12,744,272)
Purchases	459,046	—	32,246	—	491,292
Disposals	(107,793)	—	(14,873)	—	(122,666)
Reclassify	—	—	(29,758)	—	(29,758)

Balance at December 31	$2,300,899	$—	$841,231	$7,168,920	$10,311,050

For the year ended December
 31, 2022

	Financial Assets at FVTPL		Financial Assets at FVTOCI
Financial Assets	Equity Instruments	Debt Instruments	Equity Instruments	Debt Instruments	Total
	NT$	NT$	NT$	NT$	NT$

Balance at January 1	$2,300,899	$—	$841,231	$7,168,920	$10,311,050
Recognized in profit or loss	100,134	605	—	—	100,739
Recognized in other comprehensive income
Included in unrealized losses on financial assets at FVTOCI	—	—	(366,862)	(16,746)	(383,608)
Effects of foreign currency exchange	195,415	—	5,558	—	200,973
Net increase (decrease) in trade receivables	—	4,330,075	—	(674,112)	3,655,963
Trade receivables factoring	—	(4,330,075)	—	(15,636)	(4,345,711)
Purchases	338,016	14,325	20,000	—	372,341
Disposals	(268,200)	(14,930)	(63,051)	—	(346,181)

Balance at December 31	$2,666,264	$—	$436,876	$6,462,426	$9,565,566

For the year ended December
 31, 2023

	Financial Assets at FVTPL			Financial Assets at FVTOCI
Financial Assets	Equity Instruments	Debt Instruments	Hybrid Instruments	Equity Instruments	Debt Instruments	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Balance at January 1	$2,666,264	$—	$—	$436,876	$6,462,426	$9,565,566
Recognized in profit or loss	(83,239)	—	(113)	—	—	(83,352)
Recognized in other comprehensive income
Included in unrealized losses on financial assets at FVTOCI	—	—	—	215,914	(16,807)	199,107
Effects of foreign currency exchange	5,053	—	—	1,605	—	6,658
Net increase in trade receivables	—	5,778,078	—	—	234,772	6,012,850
Trade receivables factoring	—	(5,778,078)	—	—	—	(5,778,078)
Purchases	637,767	—	61,523	184,484	—	883,774
Disposal of subsidiaries (Note 30)	—	—	—	(29,572)	—	(29,572)
Disposals	(681,870)	—	—	(188,476)	—	(870,346)

Balance at December 31	$2,543,975	$—	$61,410	$620,831	$6,680,391	$9,906,607

	Financial Assets at FVTPL			Financial Assets at FVTOCI
Financial Assets	Equity Instruments	Debt Instruments	Hybrid Instruments	Equity Instruments	Debt Instruments	Total

	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Balance at January 1	$87,076	$—	$—	$14,268	$211,052	$312,396
Recognized in profit or loss	(2,719)	—	(3)	—	—	(2,722)
Recognized in other comprehensive income
Included in unrealized losses on financial assets at FVTOCI	—	—	—	7,051	(548)	6,503
Effects of foreign currency exchange	165	—	—	52	—	217
Net increase in trade receivables	—	188,703	—	—	7,667	196,370
Trade receivables factoring	—	(188,703)	—	—	—	(188,703)
Purchases	20,829	—	2,009	6,025	—	28,863
Disposal of subsidiaries (Note 30)	—	—	—	(966)	—	(966)
Disposals	(22,269)	—	—	(6,155)	—	(28,424)

Balance at December 31	$83,082	$—	$2,006	$20,275	$218,171	$323,534

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

b)	Valuation techniques and inputs applied for the purpose of measuring Level 3 fair value measurement
The fair value of unquoted ordinary shares, unquoted preferred shares, limited partnership and private-placement funds were determined by using market approach and asset-based approach. The significant unobservable inputs were the discount rates for lack of marketability of 20% to 30%. If the discount rates for lack of marketability to the valuation model increased by 1% to reflect reasonably possible alternative assumptions while all other variables held constant, the fair value of the abovementioned investments would have decreased approximately by NT$6,600 thousand and NT$7,200 thousand (US$235 thousand) as of December 31, 2022 and 2023, respectively.

The fair values of the unsecured subordinate corporate bonds, convertible notes and unquoted preferred shares were determined using income approach based on a discounted cash flow analysis. The significant unobservable input was the discount rate that reflects the credit risk of the counterparties
. If the discount rate increased by 0.1% while all other variables held constant, the fair value of the bonds would have decreased approximately by NT$3,000 thousand and NT$2,000 thousand (US$65 thousand) as of December 31, 2022 and 2023, respectively.

The fair value of accounts receivables measured at FVTOCI are determined based on the present value of future cash flows that reflect the credit risk of counterparties. Since the discount effect was not significant, the Group measured its fair value by using the nominal values.

F-1
19

The fair value of the contingent considerations were determined by using the Monte Carlo Simulation method. If the estimated net profit margin fails to reach the performance specified in the agreement, the Group could receive the contingent considerations according to the agreement.

c.	Categories of financial instruments

	December 31
	2022	2023
	NT$	NT$	US$ (Note 4)

Financial assets

FVTPL
Mandatorily at FVTPL	$8,934,151	$6,628,690	$216,482
Measured at amortized cost (Note 1)	188,733,772	182,950,517	5,974,870
FVTOCI
Equity instruments	482,559	620,831	20,275
Debt instruments	1,059,712	1,042,906	34,060
Trade receivables, net	5,402,714	5,637,485	184,111

Financial liabilities

FVTPL
Held for trading	626,760	1,302,342	42,532
Financial liabilities for hedging	12,204,620	12,516,971	408,784
Measured at amortized cost (Note 2)	337,771,707	295,102,540	9,637,574

Note 1:	The balances included financial assets measured at amortized cost which comprised cash and cash equivalents, trade and other receivables and other financial assets.

Note 2:
The balances included financial liabilities measured at amortized cost which comprised short-term borrowings, trade and other payables, bonds payable, long-term borrowings and deposits received (under the line items of other current liabilities and other non-current liabilities).

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

F-12
0

There had been no change to the Group’s exposure to market risks or the manner in which these risks were managed and measured.

a)	Foreign currency exchange rate risk
The Group had sales and purchases as well as
investing and
financing activities denominated in foreign currency which exposed the Group to foreign currency exchange rate risk. The Group entered into a variety of derivative financial instruments to hedge foreign currency exchange rate risk to minimize the fluctuations of assets and liabilities denominated in foreign currencies.
The carrying amounts of the Group’s foreign currency denominated monetary assets and liabilities (including those eliminated upon consolidation) as well as derivative instruments which exposed the Group to foreign currency exchange rate risk at each balance sheet date are presented in Note 40.
The Group was mainly subject to the impact from the exchange rate fluctuation in US$ and JPY against NT$, RMB or EUR. 1% fluctuation is used when reporting foreign currency exchange rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign currency exchange rates. The sensitivity analysis included financial assets and liabilities and inter-company receivables and payables within the Group. The changes in profit before income tax due to a 1% change in US$ and JPY against NT$, RMB and EUR would be NT$38,000 thousand, NT$60,000 thousand and NT$148,000 thousand (US$4,833 thousand) for the years ended December 31, 2021, 2022 and 2023, respectively. Hedging contracts and hedged items have been taken into account while measuring the changes in profit before income tax. The abovementioned sensitivity analysis mainly focused on the foreign currency monetary items at each balance sheet date. As the year
-end
exposure did not reflect the exposure for the years ended December 31, 2021, 2022 and 2023, the abovementioned sensitivity analysis was unrepresentative of those respective years.
Hedge accounting
The Group’s hedging strategy was to lift borrowings denominated in foreign currencies to avoid exchange rate exposure from its investments in equity instruments denominated in foreign currencies (recognized under the line item of financial assets at FVTPL) and net investment in foreign subsidiary, Universal Scientific Industrial (France), which has EUR as its functional currency. Those transactions were designated as fair value hedges and a hedge of net investment in foreign operation, respectively. Hedge adjustments were made to totally offset the foreign exchange gains or losses from those equity instruments denominated in foreign currencies and foreign operations when they were evaluated based on the exchange rates on each balance sheet date.
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
December 31, 2022

	Line item in	Carrying Amount
Hedging Instrument/Hedged Items	Balance sheet	Asset	Liability
		NT$	NT$

Fair value hedge
Borrowings denominated in foreign currencies/ Financial assets at FVTPL	Financial liabilities for hedging - current	$—	$3,278,805
Hedge of net investment in foreign operation	Financial liabilities for hedging - current	—	8,925,815

F-12
1

	Change in Value Used for Calculating Hedge Ineffectiveness		Accumulated Gains or Losses in Other Equity		Carrying Amount of Hedged Item in Fair Value Hedge	Accumulated Amount of Fair Value Hedge Adjustments on Hedged Item
Hedging Instrument/ Hedged Item	Hedging Instrument	Hedged Item	Continuing Hedges	Hedge Accounting No Longer Applied	Asset	Asset
	NT$	NT$	NT$	NT$	NT$	NT$

Fair value hedge
Borrowings denominated in foreign currencies/ Financial assets at FVTPL	$(323,884)	$323,884	$—	$—	$2,282,243	$87,522
Hedge of net investment in foreign operation	(509,229)	509,229	673,005	—	—	—
December 31, 2023

	Line item in	Carrying Amount
Hedging Instrument/Hedged Items	Balance sheet	Asset		Liability
		NT$	US$ (Note 4)	NT$	US$ (Note 4)

Fair value hedge
Borrowings denominated in foreign currencies/ Financial assets at FVTPL	Financial liabilities for hedging - current	$—	$—	$3,271,312	$106,836
Hedge of net investment in foreign operation	Financial liabilities for hedging - current	—	—	9,245,659	301,948

	Change in Value Used for Calculating Hedge Ineffectiveness		Accumulated Gains or Losses in Other Equity		Carrying Amount of Hedged Item in Fair Value Hedge	Accumulated Amount of Fair Value Hedge Adjustments on Hedged Item
Hedging Instrument/ Hedged Item	Hedging Instrument	Hedged Item	Continuing Hedges	Hedge Accounting No Longer Applied	Asset	Asset
	NT$	NT$	NT$	NT$	NT$	NT$

Fair value hedge
Borrowings denominated in foreign currencies/ Financial assets at FVTPL	$7,493	$(7,493)	$—	$—	$2,011,050	$80,029
Hedge of net investment in foreign operation	312,029	(312,029)	360,976	—	—	—

	Change in Value Used for Calculating Hedge Ineffectiveness		Accumulated Gains or Losses in Other Equity		Carrying Amount of Hedged Item in Fair Value Hedge	Accumulated Amount of Fair Value Hedge Adjustments on Hedged Item
Hedging Instrument/ Hedged Item	Hedging Instrument	Hedged Item	Continuing Hedges	Hedge Accounting No Longer Applied	Asset	Asset
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Fair value hedge
Borrowings denominated in foreign currencies/ Financial assets at FVTPL	$245	$(245)	$—	$—	$65,678	$2,614
Hedge of net investment in foreign operation	10,190	(10,190)	11,789	—	—	—

b)	Interest rate risk
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

F-12
2

The carrying amounts of the Group’s financial assets and financial liabilities with exposure to interest rates at each balance sheet date were as follows:

	December 31
	2022	2023
	NT$	NT$	US$ (Note 4)

Fair value interest rate risk
Financial assets	$16,434,562	$17,007,765	$555,446
Financial liabilities	91,152,265	84,315,866	2,753,621
Cash flow interest rate risk
Financial assets	41,964,775	51,158,406	1,670,751
Financial liabilities	121,370,564	117,160,631	3,826,278
For assets and liabilities with floating interest rates, a 100 basis point increase or decrease was used when reporting interest rate risk internally to key management personnel. If interest rates had been 100 basis points (1%) higher or lower and all other variables held constant, the Group’s profit before income tax for the years ended December 31, 2021, 2022 and 2023 would have decreased or increased approximately by NT$959,000 thousand, NT$794,000 thousand and NT$660,000 thousand (US$21,555 thousand), respectively.

c)	Other price risk
The Group was exposed to equity price risk through its investments in financial assets at FVTPL and financial assets at FVTOCI. If equity price was 1% higher or lower, profit before income tax for the years ended December 31, 2021, 2022 and 2023 would have increased or decreased approximately by NT$49,000 thousand, NT$50,000 thousand and NT$46,500 thousand (US$1,519 thousand), respectively, and other comprehensive income before income tax for the years ended December 31, 2021, 2022 and 2023 would have increased or decreased approximately by NT$9,000 thousand, NT$5,000 thousand and NT$6,000 thousand (US$196 thousand), respectively.

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
As of December 31, 2022 and 2023, the Group’s five largest customers accounted for 30% and 31% of trade receivables, respectively. The Group transacts with a large number of unrelated customers and, thus, no concentration of credit risk was observed.

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

F-12
3

To the extent that interest flows are floating rate, the undiscounted amounts were derived from the interest rates at each balance sheet date.
December 31, 2022

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	1 to 5 Years	More than 5 Years
	NT$	NT$	NT$	NT$	NT$

Non-derivative financial liabilities

Non-interest bearing	$65,356,106	$33,887,460	$11,145,612	$20,498	$74,643
Obligation under leases	120,733	201,686	790,427	2,685,977	5,147,266
Floating interest rate liabilities	9,251,237	10,982,036	9,652,804	93,837,521	5,648,699
Fixed interest rate liabilities	12,530,681	9,209,134	9,055,918	44,756,570	29,280

	$87,258,757	$54,280,316	$30,644,761	$141,300,566	$10,899,888

Further information for maturity analysis of obligation under leases was as follows:

	Less than 1 Year	1 to 5 Years	5 to 10 Years	10 to 15 Years	15 to 20 Years	More than 20 Years
	NT$	NT$	NT$	NT$	NT$	NT$

Obligation under leases	$1,112,846	$2,685,977	$1,536,779	$939,751	$881,803	$1,788,933

December 31, 2023

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	1 to 5 Years	More than 5 Years
	NT$	NT$	NT$	NT$	NT$

Non-derivative financial liabilities

Non-interest bearing	$52,472,703	$33,530,541	$13,358,363	$4,478,467	$83,594
Obligation under leases	123,436	219,960	884,309	2,867,502	5,505,095
Floating interest rate liabilities	19,534,908	9,967,914	9,505,587	78,388,027	8,785,084
Fixed interest rate liabilities	12,370,288	22,921,637	11,235,729	21,095,740	—

	$84,501,335	$66,640,052	$34,983,988	$106,829,736	$14,373,773

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	1 to 5 Years	More than 5 Years
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Non-derivative financial liabilities

Non-interest bearing	$1,713,674	$1,095,053	$436,263	$146,260	$2,730
Obligation under leases	4,031	7,184	28,880	93,648	179,787
Floating interest rate liabilities	637,979	325,536	310,437	2,560,027	286,907
Fixed interest rate liabilities	403,994	748,584	366,941	688,953	—

	$2,759,678	$2,176,357	$1,142,521	$3,488,888	$469,424

Further information for maturity analysis of obligation under leases was as follows:

	Less than 1 Year	1 to 5 Years	5 to 10 Years	10 to 15 Years	15 to 20 Years	More than 20 Years
	NT$	NT$	NT$	NT$	NT$	NT$

Obligation under leases	$1,227,705	$2,867,502	$2,157,503	$891,614	$864,881	$1,591,097

	Less than 1 Year	1 to 5 Years	5 to 10 Years	10 to 15 Years	15 to 20 Years	More than 20 Years
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Obligation under leases	$40,095	$93,648	$70,460	$29,119	$28,245	$51,963

F-12
4

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

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year
	NT$	NT$	NT$

December 31, 2022

Net settled
Forward exchange contracts	$(11,136)	$11,994	$—

Gross settled
Forward exchange contracts
Inflows	$13,398,921	$4,688,786	$599,796
Outflows	(13,310,433)	(4,687,958)	(534,354)

	88,488	828	65,442

Swap contracts
Inflows	32,274,691	16,429,850	62,187,750
Outflows	(31,891,439)	(15,016,775)	(59,838,031)

	383,252	1,413,075	2,349,719

	$471,740	$1,413,903	$2,415,161

F-12
5

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year
	NT$	NT$	NT$

December 31, 2023

Net settled
Forward exchange contracts	$(44,550)	$5,585	$—

Gross settled
Forward exchange contracts
Inflows	$13,971,393	$347,468	$143,726
Outflows	(13,854,585)	(338,670)	(133,330)

	116,808	8,798	10,396

Swap contracts
Inflows	22,388,255	19,166,073	66,015,750
Outflows	(22,021,077)	(18,547,076)	(64,821,453)

	367,178	618,997	1,194,297

	$483,986	$627,795	$1,204,693

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

December 31, 2023

Net settled
Forward exchange contracts	$(1,455)	$182	$—

Gross settled
Forward exchange contracts
Inflows	$456,283	$11,348	$4,694
Outflows	(452,468)	(11,061)	(4,355)

	3,815	287	339

Swap contracts
Inflows	731,164	625,933	2,155,968
Outflows	(719,173)	(605,717)	(2,116,964)

	11,991	20,216	39,004

	$15,806	$20,503	$39,343

35.	RELATED PARTY TRANSACTIONS
Balances and transactions within the Group had been eliminated upon consolidation. In addition to those disclosed in Notes 14 and 30, details of transactions between the Group and other related parties were disclosed as follows:

a.	Related parties

Related Parties	Relationship with the Group

ASE Environmental Protection and Sustainability Foundation	Substantial related party
ASE Cultural and Educational Foundation	Substantial related party

F-12
6

b.	Contribution of related party

	For the Year Ended December 31
Relationship and Name of Related Party	2021	2022	2023
	NT$	NT$	NT$	US$ (Note 4)

Substantial related party
ASE Environmental Protection and Sustainability Foundation	$100,000	$100,000	$100,000	$3,266
ASE Cultural and Educational Foundation	10,000	20,000	25,000	816

	$110,000	$120,000	$125,000	$4,082

c.
ASE entered into a joint construction and allocation of housing units agreement with HC in August 2021. The agreement stipulated that ASE and HC should provide a part of land located in Kaohsiung and funds, respectively, for the joint construction of plant and consulted with professional appraisal firms to evaluate the allocation ratio of the value under joint construction. After the completion of the plant construction, ASE and its affiliates would have the priority to purchase the property which obtained by HC based on the agreed proportion of joint construction. In August 2023, the board of directors resolved to purchase 74.46% building ownership and the corresponding land holdings by NT$1,666,600 thousand (US$54,428 thousand) based on the agreed proportion of joint construction.

d.
ASE and ASEE entered into a joint construction and allocation of housing units agreement with HC, respectively, in August 2021. The agreement stipulated that ASE and ASEE provided land and leasehold land and HC provided fund for joint construction of plant and consulted with professional appraisal firm to evaluate the allocation ratio of the value under joint construction. After the completion of the plant construction, ASE, ASEE and its affiliates had the priority to purchase the property, which obtained by HC based on the agreed proportion of joint construction. Since the joint construction agreement between ASEE and HC had not yet started, therefore, the joint construction agreement was terminated by mutual consent of both parties, and the board of directors of ASEE decided to terminate the joint construction agreement in May 2022.

e.
In the third quarter of 2021, ASE purchased real estate properties from HC with an amount of NT$2,362,000 thousand (tax excluded) which was primarily based on the independent professional appraisal reports and had been fully paid.

f.
ASE entered into a joint construction and allocation of housing units agreement with HC in April 2022. The agreement stipulated that ASE and HC provided a part of land located in Chung-Li and funds, respectively, for joint construction of plant and consulted with professional appraisal firm to evaluate the allocation ratio of the value under joint construction. After the completion of the plant construction, ASE would have the priority to purchase the property which obtained by HC based on the agreed proportion of joint construction.

g.	Compensation to key management personnel

	For the Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$	US$ (Note 4)

Short-term employee benefits	$1,744,903	$1,962,298	$1,390,127	$45,399
Post-employment benefits	3,505	4,344	3,841	126
Share-based payments	163,697	445,287	21,033	687

	$1,912,105	$2,411,929	$1,415,001	$46,212

F-12
7

The compensation to the Group’s key management
personnel
was determined according to personal performance and market trends.

36.	ASSETS PLEDGED AS COLLATERAL OR FOR SECURITY
The following assets were provided as collateral for bank borrowings, tariff guarantees of imported raw materials or collateral:

	December 31
	2022	2023
	NT$	NT$	US$ (Note 4)

Inventories related to real estate business	$2,627,606	$2,583,372	$84,369
Property, plant and equipment	105,237	67,958	2,219
Investment properties	20,196,582	18,915,931	617,764
Other financial assets (including current and non-current)	454,122	470,420	15,363

	$23,383,547	$22,037,681	$719,715

37.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS
In addition to those disclosed in other notes, significant commitments and contingencies of the Group as of each balance sheet date were as follows:

a.	As of December 31, 2022 and 2023, unused letters of credit of the Group were approximately NT$579,000 thousand and NT$134,000 thousand (US$4,376 thousand), respectively.

b.
As of December 31, 2022 and 2023, letters of bank guarantee provided to customs for the import and export of goods with bank facilities granted to the Group were approximately NT$622,539 thousand and NT$645,255 thousand (US$21,073 thousand), respectively.

c.
As of December 31, 2022 and 2023, the Group’s
outstanding

commitments to purchase property, plant and equipment were approximately NT$59,675,567 thousand and NT$56,943,589 thousand (US$1,859,686 thousand), respectively, of which NT$3,689,863 thousand and NT$9,016,441 thousand (US$294,462 thousand) had been prepaid, respectively.

d.	The Group entered into long-term purchase agreements of materials and supplies with multiple suppliers. The relative minimum purchase quantity is specified in the agreements.

e.
The Group entered into long-term agreements with multiple customers. The relative minimum order quantity from customers and minimum purchase quantity of materials from suppliers are specified in the agreements.

f.
In December 2013, in consideration of corporate social responsibility for environmental protection, the board of directors of ASE, approved the contributions of at least NT$100,000 thousand (US$3,266 thousand) annually to be made in the next 30 years, with a total amount of at least NT$
3,000,000

thousand (US$97,975 thousand), for promoting environmental protection efforts in Taiwan. In December 2023, the board of directors of ASE resolved the disbursements of NT$100,000 thousand (US$3,266 thousand) in 2024 to ASE Environmental Protection and Sustainability Foundation for promoting the environmental protection and charitable activities in Taiwan.

F-12
8

38.	SIGNIFICANT EVENTS AFTER REPORTING PERIOD

a.
In February 2024, the board of directors of ASE resolved to revoke the public offering of its ordinary shares and to acquire subsidiaries of Infineon Group, which are located in the Philippines and Korea, by ASE and ASE (Korea) Inc., respectively.

b.
In March 2024, the board of directors resolved to issue an employee restricted stock awards plan and grant up to 16,500 thousand ordinary shares to the Group’s full-time employees for retention and reward.

3 9 .	OTHERS

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

c.
In March 2023, the board of directors of
Global Advanced Packaging Technology Limited
 resolved to acquire around 19% shareholding of Hong Kong United Ascend Holdings Limited, and then, in January 2024, revised the resolution to acquire shareholding of 16.48%. The payment of all consideration will be made with the remaining proceed of US
$
380,000 thousand from the disposal of subsidiaries in 2021. The investment subject to the approval by relevant competent authorities.

40.	SIGNIFICANT ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES
The following information was aggregated by the foreign currencies other than functional currencies of the group entities and the exchange rates between foreign currencies and respective functional currencies were disclosed. The significant financial assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousand)	Exchange Rate	Carrying Amount (In Thousand)

December 31, 2022

Monetary financial assets
US$	$5,602,783	US$1=NT$30.71	$172,061,459
US$	1,517,342	US$1=RMB6.9646	46,597,573
US$	24,066	US$1=EUR0.9376	739,064
JPY	8,599,044	JPY1=NT$0.2324	1,998,417
JPY	410,433	JPY1=US$0.0076	95,385
(Continued)

F-1
29

	Foreign Currencies (In Thousand)	Exchange Rate	Carrying Amount (In Thousand)

Monetary financial liabilities
US$	$5,539,862	US$1=NT$30.71	$170,129,161
US$	1,361,060	US$1=RMB6.9646	41,798,164
US$	56,203	US$1=EUR0.9376	1,725,989
JPY	10,093,229	JPY1=NT$0.2324	2,345,666
JPY	343,989	JPY1=US$0.0076	79,943

December 31, 2023

Monetary financial assets
US$	5,446,388	US$1=NT$30.705	167,231,335
US$	1,280,256	US$1=RMB7.0827	39,310,262
US$	69,208	US$1=EUR0.9050	2,125,037
JPY	4,926,139	JPY1=NT$0.2172	1,069,957
JPY	181,939	JPY1=US$0.0071	39,517

Monetary financial liabilities
US$	5,226,872	US$1=NT$30.705	160,491,098
US$	1,029,004	US$1=RMB7.0827	31,595,564
US$	37,370	US$1=EUR0.9050	1,147,458
JPY	6,882,104	JPY1=NT$0.2172	1,494,793
JPY	965,608	JPY1=US$0.0071	209,730
(Concluded)
The significant realized and unrealized foreign exchange gain (loss) were as follows:

	For the Year Ended December 31
	2021		2022		2023
Functional Currencies	Exchange Rate	Net Foreign Exchange Gain (Loss)	Exchange Rate	Net Foreign Exchange Gain (Loss)	Exchange Rate	Net Foreign Exchange Gain (Loss)
		NT$		NT$		NT$	US$ (Note 4)

US$	US$1=NT$27.68	$132,582	US$1=NT$30.71	$(347,044)	US$1=NT$30.705	$162,827	$5,318
NT$		1,413,969		(2,985,318)		822,098	26,848
RMB	RMB1=NT$4.3415	(85,675)	RMB1=NT$4.4094	921,898	RMB1=NT$4.3352	(4,612)	(151)

		$1,460,876		$(2,410,464)		$980,313	$32,015

41.	OPERATING SEGMENTS INFORMATION
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

F-13
0

a.	Segment revenues and operation results

					Adjustments
	Packaging	Testing	EMS	Others	and Eliminations	Total
	NT$	NT$	NT$	NT$	NT$	NT$

For the year ended December 31, 2021

Revenue from external customers	$272,543,899	$49,978,736	$239,488,267	$7,986,231	$—	$569,997,133
Inter-group revenues (Note 1)	7,244,889	339,619	27,825,073	7,527,260	(42,936,841)	—
Segment revenues	279,788,788	50,318,355	267,313,340	15,513,491	—	612,933,974
Interest income	61,141	88,874	301,072	91,242	—	542,329
Interest expense	(1,604,107)	(405,648)	(629,584)	(159,596)	—	(2,798,935)
Depreciation and amortization	(34,384,500)	(13,819,080)	(4,336,266)	(1,984,431)	—	(54,524,277)
Share of the profit or loss of associates and joint ventures	737,650	66,107	95,943	—	—	899,700
Impairment loss	(86,997)	(39,769)	—	—	—	(126,766)
Segment profit before income tax	41,581,126	11,998,938	8,528,675	18,085,030	—	80,193,769
Expenditures for segment assets	48,531,368	16,773,513	7,654,560	1,458,100	—	74,417,541

December 31, 2021

Investments accounted for using the equity method	12,744,756	1,896,372	2,355,472	—	—	16,996,600
Contract assets	4,735,181	872,028	—	—	—	5,607,209

For the year ended December 31, 2022

Revenue from external customers	303,947,502	55,960,182	301,966,818	8,998,141	—	670,872,643
Inter-group revenues (Note 1)	6,940,878	524,387	35,533,226	9,080,132	(52,078,623)	—
Segment revenues	310,888,380	56,484,569	337,500,044	18,078,273	—	722,951,266
Interest income	109,148	84,562	418,507	42,530	—	654,747
Interest expense	(2,150,382)	(463,043)	(1,029,128)	(346,581)	—	(3,989,134)
Depreciation and amortization	(33,509,358)	(14,901,939)	(4,654,383)	(2,386,209)	—	(55,451,889)
Share of the profit or loss of associates and joint ventures	779,474	81,627	324,276	—	—	1,185,377
Impairment loss	(64,257)	(105,169)	(219,349)	—	—	(388,775)
Segment profit before income tax	51,824,439	14,626,156	14,368,179	944,854	—	81,763,628
Expenditures for segment assets	45,936,563	21,765,965	6,188,401	1,909,645	—	75,800,574

December 31, 2022

Investments accounted for using the equity method	10,341,203	1,643,940	2,694,203	—	—	14,679,346
Contract assets	4,869,541	861,632	—	—	—	5,731,173

For the year ended December 31, 2023

Revenue from external customers	256,805,887	49,879,923	268,218,002	7,010,659	—	581,914,471
Inter-group revenues (Note 1)	4,550,622	447,279	26,639,833	6,776,002	(38,413,736)	—
Segment revenues	261,356,509	50,327,202	294,857,835	13,786,661	—	620,328,207
Interest income	188,704	124,443	1,087,121	113,139	—	1,513,407
Interest expense	(2,907,679)	(720,145)	(1,816,814)	(794,272)	—	(6,238,910)
Depreciation and amortization	(34,110,372)	(16,173,653)	(5,335,496)	(2,482,342)	—	(58,101,863)
Share of the profit or loss of associates and joint ventures	916,310	134,667	38,211	(8,588)	—	1,080,600
Impairment loss	(81,133)	(65,437)	—	—	—	(146,570)
Segment profit before income tax	25,405,636	9,369,875	9,216,053	(1,379,741)	—	42,611,823
Expenditures for segment assets	27,881,152	13,664,416	6,207,532	1,005,549	—	48,758,649

December 31, 2023

Investments accounted for using the equity method	15,091,563	2,338,125	2,160,112	20,811	—	19,610,611
Contract assets	4,066,174	1,033,902	—	—	—	5,100,076
(Concluded)

F-13
1

					Adjustments
	Packaging	Testing	EMS	Others	and Eliminations	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

For the year ended December 31, 2023

Revenue from external customers	$8,386,868	$1,628,998	$8,759,569	$228,957	$—	$19,004,392
Inter-group revenues (Note 1)	148,616	14,607	870,014	221,294	(1,254,531)	—
Segment revenues	8,535,484	1,643,606	9,629,583	450,250	—	20,258,923
Interest income	6,163	4,064	35,504	3,694	—	49,425
Interest expense	(94,960)	(23,519)	(59,334)	(25,940)	—	(203,753)
Depreciation and amortization	(1,113,990)	(528,206)	(174,249)	(81,068)	—	(1,897,513)
Share of the profit or loss of associates and joint ventures	29,925	4,398	1,248	(280)	—	35,291
Impairment loss	(2,650)	(2,137)	—	—	—	(4,787)
Segment profit before income tax	829,707	306,005	300,982	(45,060)	—	1,391,634
Expenditures for segment assets	910,554	446,258	202,728	32,839	—	1,592,379

December 31, 2023

Investments accounted for using the equity method	492,866	76,360	70,546	679	—	640,451
Contract assets	132,795	33,765	—	—	—	166,560

Note 1:	Inter-group revenues were eliminated upon consolidation.

Note 2:	The disaggregated product and service type from the Group’s contract with customer is the same as those disclosed in above reportable segment.

b.	Revenue from major products and services

	For the Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$	US$ (Note 4)

Packaging service	$272,543,899	$303,947,502	$256,805,887	$8,386,868
Testing service	49,978,736	55,960,182	49,879,923	1,628,998
EMS	239,488,267	301,966,818	268,218,002	8,759,569
Others	7,986,231	8,998,141	7,010,659	228,957

	$569,997,133	$670,872,643	$581,914,471	$19,004,392

c.	Geographical information
The Group’s revenue from external customers by location of headquarter and information about its non-current
assets by location of assets are detailed below.

1)	Net revenues from external customers

	For the Year Ended December 31
	2021	2022	2023
	NT$	NT$	NT$	US$ (Note 4)

United States	$353,500,361	$446,484,639	$370,306,818	$12,093,627
Taiwan	94,598,067	83,655,142	70,492,517	2,302,172
Asia	62,523,167	75,991,902	75,316,422	2,459,713
Europe	57,910,641	63,542,468	65,026,966	2,123,676
Others	1,464,897	1,198,492	771,748	25,204

	$569,997,133	$670,872,643	$581,914,471	$19,004,392

F-13
2

2)	Non-current assets

	December 31
	2022	2023
	NT$	NT$	US$ (Note 4)

Taiwan	$268,036,245	$258,813,497	$8,452,433
China	69,283,739	66,660,391	2,177,021
Others	40,537,349	44,134,206	1,441,352

	$377,857,333	$369,608,094	$12,070,806

Non-current
assets exclude financial instruments, post-employment benefit assets, and deferred tax assets.

d.	Major customers
Except one customer from which the operating revenues generated from packaging and EMS segments were NT$158,624,032 thousand, NT$198,858,465 thousand and NT$170,970,446 thousand (US$5,583,620 thousand) for the years ended December 31, 2021, 2022 and 2023, respectively, there was no other operating revenues from a single customer accounting for more than 10% of the Group’s operating revenues for the years ended December 31, 2021, 2022 and 2023.

F-13
3