Form 20-F
period 2024-12-31
ASE Technology Holding Co., Ltd.
filed 2025-03-27
CIK 1122411

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2024
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES ACT OF 1934
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
As of December 31, 2024, 4,414,930,537 Common Shares, par value NT$10 each, were outstanding.**
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
Yes ☐      No ☒
** As a result of the exercise of employee share options subsequent to December 31, 2024, as of January 31, 2025, we had 4,416,485,537 Common Shares outstanding.

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

•

“ASEPCAYMAN” are to ASEP Cayman Ltd., a company incorporated under the laws of the Cayman Islands, including its branch office in the Philippines operating under the name of ASE Co., Ltd. - Philippines Branch that carries out its business activities and is registered with the Philippine government, and its subsidiaries.

•	“ASE Chung Li” are to ASE (Chung Li) Inc., a company previously incorporated under the laws of the R.O.C. that merged into ASE Inc. in 2004;

•	“ASE Electronics” are to ASE Electronics Inc., a company incorporated under the laws of the R.O.C.;

•	“ASE Japan” are to ASE Japan Co. Ltd., a company incorporated under the laws of Japan;

•	“ASE Korea” are to ASE (Korea) Inc., a company incorporated under the laws of the Republic of Korea;

•	“ASE Material” are to ASE Material Inc., a company previously incorporated under the laws of the R.O.C. that merged into ASE Inc. in 2004;

•	“ASE Shanghai” or “ASEMTL” are to ASE (Shanghai) Inc., a company incorporated under the laws of the P.R.C.;

•	“ASE Test” are to ASE Test Limited, a company incorporated under the laws of Singapore;

•	“ASE Malaysia” are to ASE Electronics (M) Sdn. Bhd., a company incorporated under the laws of Malaysia;

•	“ASE Test Taiwan” or “ASET” are to ASE Test, Inc., a company incorporated under the laws of the R.O.C.;

•	“ASEH,” the “Company,” “ASE Technology Holding,” “we,” “us” or “our” are to ASE Technology Holding Co., Ltd. and, unless the context requires otherwise, its subsidiaries;

•	“ASEKS” are to ASE (Kunshan) Inc., a company incorporated under the laws of the P.R.C. and was disposed of in December 2021;

•	“ASEN” are to Suzhou ASEN Semiconductors Co., Ltd., a company incorporated under the laws of the P.R.C. and was disposed of in December 2021;

•	“ASESH AT” or “ASESH” are to ASE Assembly & Test (Shanghai) Limited, a company incorporated under the laws of the P.R.C.;

•	“ASEWH” are to ASE (Weihai), Inc., a company incorporated under the laws of the P.R.C. and was disposed of in December 2021;

•	“CHE” are to ASE Cheonan, Inc., a company incorporated under the laws of the Republic of Korea;

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

•	“FSC” are to the Financial Supervisory Commission of the R.O.C.;

•	“GAPT” are to Global Advanced Packaging Technology Limited, a company incorporated in Cayman Islands;

•	“HCC,” “HCC Group,” or “Hirschmann” are to Hirschmann Car Communication Holding S.a.r.l., a company organized under the laws of Luxembourg and, unless the context requires otherwise, its subsidiaries;

•	“Hung Ching” or “HC” are to Hung Ching Development & Construction Co. Ltd., a company incorporated under the laws of the R.O.C. Hung Ching is our equity method investee;

•	“IFRS Accounting Standards” are to International Financial Reporting Standards, International Accounting Standards and Interpretations as issued by the International Accounting Standards Board;

•	“ISE Shanghai” are to ISE Labs, China, Ltd., a company incorporated under the laws of the P.R.C.;

•	“ISE Labs” are to ISE Labs, Inc., a corporation incorporated under the laws of the State of California;

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

•	“P.R.C.” are to the People’s Republic of China, including Hong Kong and Macau;

•	“P.R.C. Regulations” are to the Regulations Governing Securities Investment and Futures Trading in Taiwan by Mainland Area Investors;

•	“QDII” are to qualified domestic institutional investors;

•	“Republic of China,” “the R.O.C.” and “Taiwan” are to the Republic of China, including Taiwan and certain other possessions;

•	“R.O.C. Trading Day” are to a day when TWSE is open for business;

•	“SEC” are to the Securities and Exchange Commission of the United States;

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

•	“TWSE” are to Taiwan Stock Exchange;

•	“Universal Scientific Industrial” or “USI” are to Universal Scientific Industrial Co., Ltd., a company incorporated under the laws of the R.O.C.;

•	“USIFR” are to Universal Scientific Industrial (France), a simplified limited liability company (societe par actions simplifiee) organized under the laws of France;

•	“USI Shanghai” or “USISH” are to Universal Scientific Industrial (Shanghai) Co., Ltd., a company incorporated under the laws of the P.R.C.;

•	“U.S.” refers to the United States of America;

•	“USI Group” are to USI Inc. and its subsidiaries;

•	“USI Inc.” are to USI Inc., a company incorporated under the laws of the R.O.C.;

•	“Wuxi Tongzhi” are to Wuxi Tongzhi Microelectronics Co., Ltd., a company incorporated under the laws of the P.R.C.

We publish our financial statements in New Taiwan dollars, the lawful currency of the R.O.C. In this annual report, references to “United States dollars,” “U.S. dollars” and “US$” are to the currency of the U.S.; references to “New Taiwan dollars,” “NT dollars” and “NT$” are to the currency of the R.O.C.; references to “RMB” are to the currency of the P.R.C.; references to “JPY” are to the currency of Japan; references to “MYR” are to the currency of Malaysia; references to “SGD” are to the currency of the Republic of Singapore; references to “KRW” are to the currency of the Republic of Korea; references to “EUR” are to the currency of the EU; references to “PLN” are to the currency of Poland; references to “HKD” are to the currency of Hong Kong; references to “TND” are to the currency of Tunisia; and references to “MXN” are to the currency of Mexico. Unless otherwise noted, all translations from NT dollars to U.S. dollars were made at the exchange rate as set forth in the H.10 weekly statistical release of the Federal Reserve System of the United States (the “Federal Reserve Board”) as of December 31, 2024, which was NT$32.79=US$1.00, and all translations from RMB to U.S. dollars were made at the exchange rate as set forth in the H.10 weekly statistical release of the Federal Reserve Board as of December 31, 2024, which was RMB7.2993=US$1.00. All amounts translated into U.S. dollars in this annual report are provided solely for your convenience and no representation is made that the NT dollar, RMB or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or NT dollars/RMB, as the case may be, at any particular rate or at all. On March 14, 2025, the exchange rate between NT dollars and U.S. dollars as set forth in the H.10 weekly statistical release by the Federal Reserve Board was NT$32.97=US$1.00. On March 14, 2025, the exchange rate between RMB and U.S. dollars as set forth in the H.10 weekly statistical release by the Federal Reserve Board was RMB7.2377=US$1.00.

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

Risks Relating to Ownership of Our Common Shares and ADSs

•	The market for our Common Shares and ADSs may not be liquid.

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

Market conditions in the semiconductor and electronics industries depend to a large degree on conditions in the markets for the end-use applications of various products, such as communications, computing, and consumer electronics products. Any deterioration of conditions in the markets for the end-use applications would reduce demand for our services and would likely have a material adverse effect on our financial condition and results of operations. In 2024, approximately 50.9%, 18.1% and 31.0% of our operating revenues from packaging and testing of semiconductors were attributed to communications, computing and consumer electronics/industrial/automotive/other applications, respectively. In the same year, approximately 34.7%, 10.1%, 31.7%, 11.6% and 11.9% of our operating revenues from EMS were attributed to communications, computing, consumer electronics applications, industrial, and automotive applications and others, respectively. Across end-use applications, our customers face intense competition and significant shifts in demand, which could put pricing pressure on our services and may adversely affect our revenues and net income.

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

Global economic uncertainty could adversely affect the demand for our products and services, and a protracted global economic crisis would have a material adverse effect on us.

Global economic growth in recent years has faced more uncertainty. Our revenue and net income are impacted to a significant extent by economic and financial conditions in Asia and globally, as well as economic and financial conditions specific to our business. The global economy, markets and levels of spending by businesses and consumers are influenced by many factors beyond our control, including political instability, military conflicts (such as the ongoing Russia-Ukraine conflict), pandemics (such as coronaviruses and flu) and natural disasters (such as earthquakes, floods, and droughts).

There have been concerns about the relationships among the P.R.C. and other Asian countries, the relationship between the P.R.C. and the U.S., as well as the relationship between the U.S. and certain other Asian countries such as North Korea, which may result in or intensify potential conflicts in relation to territorial, regional security and trade disputes.

As of the date of this annual report, our business, results of operations, and financial condition have not been materially affected by the global trade tensions, military conflicts, pandemics or natural disasters. Nevertheless, any economic downturn or other future conflicts may cause our customers to cancel or reduce planned expenditures for our products and services. Any uncertainty or significant volatility in global economic conditions, including inflation, interest rates, and fluctuations in exchange rates, may negatively affect our business, results of operations, and financial condition.

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

In addition, some of our competitors may have superior financial, marketing, manufacturing, research and development and technological resources than we do. For example, the P.R.C. government has supported its domestic companies in the semiconductor industry, such as Jiangsu Changjiang Electronics Technology Co., Ltd. Similarly, our customers may face competition from their competitors in the P.R.C., and such competitors may also receive significant subsidies from the P.R.C. government. As we are upstream providers, the impact of such government policies on competition and price pressure of our customers may negatively impact our business. Increasing competition may lead to declines in product prices and profitability and could have a material adverse effect on our business, financial condition, results of operations, and future prospects.

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

We dedicate substantial efforts to research and development and continue to develop new products in anticipation of future demand. However, there is no assurance that the launch of any new product will be successful or that we will be able to produce enough of these products to meet market demand. If we fail to develop, or obtain access to, advances technologies or processes or respond effectively to industry developments, we may become less competitive and less profitable. In addition, advances in technology typically lead to declining average selling prices for semiconductors packaged or tested with older technologies or processes. As a result, if we cannot reduce the costs associated with our services, the profitability of a given service and our overall profitability may decrease over time.

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

Our operations, in particular our testing operations and leading-edge advanced packaging, are characterized by relatively high fixed costs. We expect to continue to incur substantial depreciation and other expenses in connection with our acquisitions of equipment and facilities. Our profitability depends not only on the pricing levels for our services or products, but also on utilization rates for our machinery and equipment, commonly referred to as “capacity utilization rates.” Increases or decreases in our capacity utilization rates can significantly affect gross margins since the unit cost generally decreases as fixed costs are allocated over a larger number of units. In periods of low demand, we experience relatively low capacity utilization rates in our operations, which lead to reduced margins. We cannot ensure that we will be able to maintain or surpass our past gross margin levels if we cannot consistently achieve or maintain relatively high capacity utilization rates.

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

Although we have a large customer base, we have derived, and expect to continue to derive, a large portion of our revenues from a small group of customers during any particular period due in part to the concentration of market share in the semiconductor and electronics industries. Our five largest customers together accounted for approximately 50.2%, 48.0%, and 48.4% of our operating revenues in 2022, 2023, and 2024, respectively. One customer (including other customers for whom OEM services were provided on its behalf) accounted for more than 10.0% of our operating revenues in 2022, 2023, and 2024. The demand for our services from a customer is directly dependent upon that customer’s level of business activity, which could vary significantly from year to year. Our key customers typically operate in the cyclical semiconductor and electronic business and order levels have significantly varied from period to period in the past and may vary in the future. Some of these companies are relatively small, have limited operating histories and financial resources, and are highly exposed to the cyclicality of the industry. We cannot ensure that these customers or any other customers will continue to place orders with us in the future at the same levels as in past periods. The loss of one or more of our significant customers, or reduced orders by any one of them, and our inability to replace these customers or make up for such orders, could adversely affect our revenues and profitability. In addition, we have in the past reduced, and may in the future be requested to reduce, our prices to limit the level of order cancellations. Any price reduction would likely reduce our margins and profitability.

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

Raw materials such as IC substrates are prone to supply shortages since such materials are produced by a limited number of suppliers, such as Kinsus Interconnect Technology Corporation, Nan Ya Printed Circuit Board Corporation, and Unimicron Technology Corporation. The growing demand for high-performance computing driven by artificial intelligence (or “AI”), and the supporting infrastructure such as servers, data centers, and networking equipment has resulted in increased demand for semiconductor chips. However, this demand has also led to greater complexity in chip and substrate design. Specifically, the Ajinomoto Build-up Film (ABF) substrate, a crucial component for manufacturing high-performance chips, may face a higher risk of supply shortages or extended lead times due to potential strong demand for AI, elevated manufacturing difficulty, and heavy capital requirements for capacity expansion.

Operations conducted through our wholly owned subsidiaries, ASE Electronics and ASE Shanghai, have improved our ability to obtain IC substrates on a timely basis and at a reasonable cost. In 2024, our interconnect materials operations supplied approximately 6.8% of our consolidated substrate requirements by value. We do not expect that these internal interconnect materials operations will be able to meet all our interconnect materials requirements for the foreseeable future. Consequently, we will remain dependent on market supply and demand for our substrates.

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

In order to meet customer demand, we need to expand existing facilities or obtain suitable land for construction of new facilities. Both expansion and construction projects are currently underway or being contemplated. Such expansion or construction requires us to obtain land use or development rights. If we are unable to obtain new or additional land or land use rights in a timely manner, we could experience significant fulfillment delays in our customers’ orders, resulting in negative impacts on our results of operations. In addition, semiconductor businesses are capital intensive and require significant investment in expensive equipment manufactured by a limited number of suppliers. The market for semiconductor equipment is characterized by intense demand, limited supply, and long delivery cycles. Our operations and expansion plans depend on our ability to obtain a significant amount of such equipment from a limited number of suppliers. From time to time, we have also leased equipment. We have no binding supply agreements with any of our suppliers and acquire our equipment on a purchase order basis, which exposes us to changing market conditions and other substantial risks. For example, shortages of capital equipment could result in an increase in the price of equipment and longer delivery times. Semiconductor products and services also require sizeable facilities. If we are unable to obtain equipment or facilities in a timely manner, we may be unable to fulfill our customers’ orders, which could adversely affect our growth prospects as well as financial condition and results of operations. See “Item 4. Information on the Company—Business Overview—Equipment.”

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

Political changes in the U.S. have created uncertainty regarding future U.S. trade policies. For example, uncertainties in the U.S.-P.R.C. relationship, the broader political environment, or international trade policies could lead to further revisions in laws or regulations, changes in their interpretation and enforcement, increased taxation, trade sanctions, import or export duties and tariffs, or restrictions on trade, all of which may adversely affect our results of operations. The U.S. government has also enacted trade measures, including licensing requirements on exporting certain advanced computing and semiconductor manufacturing items, as well as AI-related items to the P.R.C. or other designated countries. On the other hand, in response to U.S. trade restrictions, the P.R.C. government has intensified its efforts to support domestic semiconductor companies through financial incentives and policy measures aimed at achieving self-sufficiency in semiconductor production and reduce reliance on foreign suppliers amid its heightened rivalry with the U.S. These measures further increase the uncertainty of our business operations related to the P.R.C. supply chain.

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

Furthermore, we have made several investments in the real estate development businesses in the P.R.C. The P.R.C. property market is volatile and may experience undersupply or oversupply, as well as property price fluctuations. Central and local governments frequently adjust monetary and other fiscal policies to prevent or curtail the overheating of the economy. Such policies may lead to changes in market conditions, including price instability, and imbalance of supply and demand with respect to office, residential, retail, entertainment, cultural, and intellectual properties. Our exposure to risks related to real estate development may also increase over time as a result of our expansion into such a business. We may continue to make investments in this area in the future and our diversification in this industry may put pressure on our managerial, financial, operational, and other resources. There can be no assurance that our investments in such a business will yield the anticipated returns and that our expansion into such a business, including the resulting diversion of management’s attention, will not adversely affect our core business operations.

The escalation of tensions between South Korea and North Korea could have an adverse effect on our operations in South Korea and the market value of our shares.

The political relationship between South Korea and North Korea has been tense throughout Korea’s modern history. The level of tension between the two countries has heightened and may increase abruptly as a result of current or future events. In recent years, there have been increasing security concerns stemming from North Korea’s nuclear weapons and long-range missile testing, and uncertainty regarding North Korea’s actions and potential responses from the international community. Although we do not derive any revenue from, nor sell any products in, North Korea, any further rising tension on the Korean Peninsula could affect our results of operations. For example, if North Korea experiences a leadership crisis, high-level contacts between South Korea and North Korea break down or military conflicts occur, could have a material adverse effect on our South Korea subsidiary, our business, financial condition, results of operations, and the market value of our Common Shares and ADSs.

We depend on selected personnel and could be negatively affected by the loss of their services.

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

On December 31, 2024 (the “December 31 judgment”), the Taiwan High Court Kaohsiung Branch Court issued a ruling in a criminal proceeding brought by the Taiwan Kaohsiung District Prosecutors Office, finding Dr. Tien Wu, our director and chief operating officer, guilty on certain charges and not guilty on others and sentencing him to 22 months of judicial custody. Dr. Tien Wu has filed an appeal against the portion of the judgment finding him guilty, and the case remains under the review of the Supreme Court of the R.O.C., with its final outcome still pending and uncertain. The Taiwan Kaohsiung District Prosecutors Office did not appeal the judgment, and the portion finding him not guilty has become final. If the December 31 judgment is not overturned on appeal, we may lose the services of Dr. Tien Wu moving forward. The case arises from an indictment filed in 2017 that alleged that Dr. Tien Wu violated Article 157-1 of the R.O.C. Securities and Exchange Act for insider trading activities involving SPIL’s common shares conducted during the Initial SPIL Tender Offer, the Second SPIL Tender Offer, and negotiations of the memorandum of understanding in connection with the SPIL Acquisition. Dr. Tien Wu was accused of informing a friend about the aforementioned tender offers and negotiation ahead of the public announcements. After an investigation spanning over two years, the Taiwan Kaohsiung District Court, on February 5, 2020, found Dr. Tien Wu not guilty. On March 20, 2020, the Taiwan Kaohsiung District Prosecutors Office filed an appeal against the February 5, 2020 judgment, and the appeal was rejected by the Taiwan High Court Kaohsiung Branch Court on June 9, 2021 (the “June 9 judgment”). On July 2, 2021, the Kaohsiung Branch, Taiwan High Prosecutors Office filed another appeal against the June 9 judgment. The Supreme Court of the R.O.C. reversed the June 9 judgment and remanded this case to the Taiwan High Court Kaohsiung Branch Court on January 6, 2022. Upon remand, a trial was conducted, leading to the December 31 judgment. We have strengthened internal control measures after this incident, and no other directors were parties nor are expected to become a party to any current or future litigation in connection with this matter.

On October 26, 2018, the R.O.C. Securities and Futures Investors Protection Center (the “SFIPC”) filed a civil lawsuit against Dr. Tien Wu and ASEH, requesting the court to remove Dr. Tien Wu from ASEH’s board of directors based on Article 10-1 of the R.O.C. Securities Investor and Futures Trader Protection Act (the “Director Removal Case”). On August 25, 2020, the Taiwan Ciaotou District Court ruled in favor of Dr. Tien Wu. SFIPC filed an appeal against the August 25, 2020 judgment and the appeal was rejected by the Taiwan High Court Kaohsiung Branch Court on September 29, 2021 (the “September 29 judgment”). On October 20, 2021, SFIPC filed another appeal against the September 29 judgment. The Supreme Court of the R.O.C. reversed the September 29 judgment and remanded this case to the Taiwan High Court Kaohsiung Branch Court on May 25, 2022. On January 8, 2025, SFIPC’s appeal was rejected by the Taiwan High Court Kaohsiung Branch Court and SFIPC filed an appeal against the January 8, 2025 judgment which will be submitted to the Supreme Court of the R.O.C. for trial.

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

Within our global operations, significant transactions and balances are denominated in currencies other than the NT dollar. A significant portion of our revenues are denominated in U.S. dollars, with the remaining portion denominated in NT dollars and Japanese yen. Our operating costs and operating expenses are also incurred in several currencies, primarily NT dollars, U.S. dollars, RMB, Japanese yen, Korean won, EUR, as well as, to a lesser extent, Singapore dollars, Malaysian ringgit, and Polish zloty. In addition, a substantial portion of our capital expenditures, primarily for the purchase of equipment, has been, and is expected to continue to be, denominated in U.S. dollars, with the remainder in Japanese yen. As a result, fluctuations in exchange rates, primarily among the U.S. dollar and Japanese yen against the NT dollar, RMB and EUR, will affect our financial condition and results of operations. In addition, these fluctuations could result in exchange losses in NT dollar and other local currency terms, even if we have implemented hedging and mitigating techniques. We recorded net foreign exchange losses of NT$2,459.5 million in 2022, net foreign exchange gains of NT$998.1 million in 2023, and net foreign exchange losses of NT$5,538.4 million (US$168.9 million) in 2024, respectively. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk— Market Risk—Foreign Currency Exchange Rate Risk.”

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

We recognized impairment charges of NT$61.2 million in 2022, nil in 2023, and NT$42.1 million (US$1.3 million) in 2024, respectively, in our investments under the equity method.

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

With respect to assets, we recognized impairment charges of NT$388.8 million, NT$146.6 million, and NT$176.0 million (US$5.4 million) in 2022, 2023, and 2024, respectively, primarily as a result of impairment charges related to property, plant and equipment, and other intangible assets as well as investments under the equity method.

We are unable to estimate the extent and timing of any impairment charges for future years and we cannot give any assurance that impairment charges will not be required in periods subsequent to December 31, 2024. Any impairment charge could have a material adverse effect on our net income. The determination of an impairment charge at any given time is based significantly on our expected results of operations over several years in the future. As a result, an impairment charge is more likely to occur during a period in which our operating results and outlook are otherwise already depressed.

Any failure to achieve and maintain effective internal controls could have a material adverse effect on our business and results of operations.

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2024. Our evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024, excluded the internal control over financial reporting of CHE and ASEPCAYMAN, because CHE and ASEPCAYMAN were acquired on August 1, 2024. CHE and ASEPCAYMAN are expected to conduct certain measures to transition and integrate into our framework of internal controls over financial reporting. Please refer to “Item 15. Controls and Procedures” for details on our internal control over financial reporting.

We are required to comply with various R.O.C. and the U.S. laws and regulations on internal controls, including but not limited to Section 404 of the Sarbanes-Oxley Act. However, internal controls over financial reporting may not prevent or detect misstatements because of its inherent limitations. Any failure to maintain effective internal control over financial reporting could harm our business, erode investor confidence in our financial statements, and negatively impact the trading price of our Common Shares and ADSs. Furthermore, we could be subject to criminal penalties or shareholder litigation if we fail to remedy any deficiencies or maintain the adequacy of our internal controls.

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

As of December 31, 2024, we were not in breach of any of the financial covenants under our existing loan agreements. We cannot provide any assurance that we will not breach any such financial covenants under our loan agreements in the future or that we will obtain a waiver from the relevant bank for any future breaches in a timely manner.

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

We have business operations in multiple countries and our worldwide operations are taxed under the laws of the jurisdictions in which we operate. However, the integrated nature of our worldwide operations can produce conflicting claims from revenue authorities in different countries as to the profits to be taxed in the individual countries, which could increase our effective tax rate and adversely affect our reputation and operations. Furthermore, our tax expense and effective tax rate could be affected by several other factors, including changes in tax laws and their interpretation, ongoing international tax reform work led by the Organization for Economic Co-operation and Development, such as the Global Minimum Tax under the Base Erosion and Profit Shifting Action Plan, as well as the impact of acquisitions, disposals, and any restructuring of our businesses.

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

Public expectations for reductions in greenhouse gas emissions could result in increased energy, transportation, and raw material costs. Changes in scientific findings, political attention, and regulations related to the existence and extent of man-made climate change may also result in increased production costs due to higher energy prices or the introduction of energy or carbon taxes, as described above. Regulations and further legislation aimed at reducing greenhouse gas emissions may require companies to purchase emission credits at higher cost, new equipment, or raw materials with lower carbon footprints, which could negatively affect our operations and financial performance. Additionally, changes in environmental regulations, such as those regarding the use of perfluorinated compounds (commonly known as the “PFCs”), could increase our production costs, which may adversely affect our results of operation and financial results.

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

Failure to grasp the future development or application of AI could adversely affect our business, financial condition, and results of operations.

As the markets for AI solutions continue to develop rapidly, demand for these products may be unpredictable and may vary significantly over time. These factors may adversely impact demand for our products that support AI solutions. We dedicate substantial efforts to research and development in order to meet customers’ evolving needs. We also make investments in AI technologies to drive greater efficiency and optimize manufacturing process in our smart factories. The development and use of AI technologies are complex and involve significant costs and risks. However, there is no assurance that these investments will be successful or will achieve the benefits we anticipated. Any failure to respond effectively to industry developments may significantly impair our business operations.

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

Our principal executive offices and facilities are located in Taiwan and approximately 58.5%, 55.4%, and 55.1% of our operating revenues in 2022, 2023, and 2024, respectively, were derived from our operations in Taiwan. Accordingly, our business and financial condition may be affected by changes in local governmental policies and political and social instability.

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

We manufacture interconnect materials in the P.R.C. through our wholly owned subsidiary, ASE Shanghai. We also provide packaging and testing services, develop real estate, and manufacture computer peripherals and electronic components through our subsidiaries in the P.R.C. See “Item 4. Information on the Company—Organizational Structure—Our Consolidated Subsidiaries.” The R.O.C. government restricts certain types of investments in the P.R.C. We do not know when or if such laws and policies governing investment in the P.R.C. will be amended, and we cannot ensure that such R.O.C. investment laws and policies will permit us to make certain beneficial investments in the P.R.C. in the future. Our growth prospects and profitability may be adversely affected if we are restricted from making certain additional investments in the P.R.C. and are not able to fully capitalize on the growth of the semiconductor industry in the P.R.C.

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

Taiwan is in a region that is prone to typhoons and earthquakes, and these natural disasters have caused significant property damage, business disruptions at operating facilities, and loss of life in the past. The semiconductor and electronics industries are particularly vulnerable to disruptions caused by earthquakes. While we have not experienced any structural damage to our facilities or damage to our machinery and equipment due to earthquakes, we have experienced interruptions to our production schedule in the past, primarily as a result of power outages caused by earthquakes. In the event of a major earthquake, we could experience significant disruptions to our operations, which could have a material adverse effect on our business, financial condition, and results of operations. We seek to continuously enhance our disaster preparedness and business continuity plans to minimize the impact of earthquakes and other natural disasters on our operations, but we cannot guarantee that such plans will be effective in all circumstances. The supply of electrical power in Taiwan, which is primarily provided by Taiwan Power Company, is susceptible to power disruptions that could be prolonged and frequent, caused by overload as a result of high demand or other reasons. Such power disruptions could further be exacerbated as the government of Taiwan is committed to phasing out nuclear power in Taiwan by 2025.

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

Risks Relating to Ownership of Our Common Shares and ADSs

The market for our Common Shares and ADSs may not be liquid.

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

The trading price of our ADSs may be affected by the trading price of our Common Shares on the TWSE. The R.O.C. securities market is smaller and more volatile than the securities markets in the U.S. and in many European countries. The TWSE has experienced substantial fluctuations in the prices and volumes of sales of listed securities and there are currently limits on the range of daily price movements on the TWSE. During 2024, the TWSE Weighted Index peaked at 24,390.03 on July 11, 2024, and reached a low of 17,161.79 on January 17, 2024, and the trading price of our Common Shares ranged from NT$123.0 per Share to NT$193.5 per Share. On March 14, 2025, the TWSE Weighted Index closed at 21,968.05 and the closing value of our Common Shares was NT$155.0 per Share.

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

As of December 31, 2024, a total of approximately 227,621 thousand share options and restricted stocks assumed and issued by ASEH were outstanding. See “Item 6. Directors, Senior Management and Employees—Compensation—Share-Based Payment Arrangements.”

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

ASEH directly controls ASE Group, SPIL Group, USI Group, ASE Social Enterprise Co., Ltd., and ASE Global Integrated Solutions Co., Ltd. ASEH’s main manufacturing facilities are located in Taiwan, the P.R.C., South Korea, Japan, Singapore, Malaysia, the Philippines, Vietnam, Mexico, America, Poland, France, the United Kingdom, Germany, Tunisia, the Czech Republic, and Hungary. Our principal executive offices are located at 26, Chin 3rd Road, Nanzih District, Kaohsiung, Taiwan, R.O.C. and our telephone number at the above address is (886) 7-361-7131. Our Common Shares have been listed on the TWSE under the symbol “3711” and ADSs representing our Common Shares have been listed on the NYSE under the ticker symbol “ASX.”

In February 2024, ASE and ASE Korea entered into share purchase agreements with Cypress Semiconductor Technology Ltd. and Infineon Technologies AG to acquire 100% shareholdings of ASEPCAYMAN and CHE, respectively. The final purchase price will be adjusted in accordance with the method stipulated in the share purchase agreements. As of December 31, 2024, the consideration of NT$725.1 million (US$22.1 million) and NT$1,713.1 million (US$52.2 million) were paid. In addition, according to the share purchase agreement, if operating revenue of ASEPCAYMAN and CHE reaches the predetermined target in the respective years of 2025, 2026 and 2027, the remaining consideration will be paid in annual tranches. If the target is not reached in any one of the three years, the corresponding portion of the remaining consideration will be paid in 2028. In August 2024, the transaction was completed and as a result, ASE and ASE Korea acquired 100% shareholdings of ASEPCAYMAN and CHE, respectively.

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

The Share Exchange consummated on April 30, 2018, and ASE and SPIL became privately held and wholly owned subsidiaries of ASEH concurrently. Moreover, ASE and SPIL were separately approved by the competent authority to terminate their public offerings in March and April 2024.

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

In 2018, our board of directors and the board of director of USI Global, a spin-off from ASE’s investment department, resolved to merge USI Global and ASE Technology Holding Co., Ltd. The merger was consummated in 2019 and ASE Technology Holding Co., Ltd. became the surviving entity after the merger and USI Global was thereby dissolved. Our financial position or financial performance was not materially affected by USI Global’s spin-off from ASE Inc. or USI Global’s merger with ASE Technology Holding Co., Ltd.

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

In March 2023, the board of directors of USI Shanghai resolved to establish a special purpose vehicle (“SPV”) with a registered capital of US$53.0 million, jointly owned by its wholly-owned subsidiary, Universal Global Technology Co., Limited, (“UGT”), and an unrelated party, Ample Trading, Co., Ltd. (“Ample Trading”), through a joint venture agreement. UGT obtained 75.1% ownership of the SPV and Ample Trading obtained the remaining 24.9% ownership of the SPV. The SPV then acquired the automotive wireless business (“Target Business”), carved out from an unrelated party, TE Connectivity Ltd. The Target Business was renamed as Hirschmann Car Communication Holding S.a.r.l. upon completion of the acquisition. The total consideration for the acquisition was US$71.5 million, which was based on the overall valuation of the Target Business and included an adjustment for the net debt and net working capital of the Target Business as of the settlement date. The consideration was fully paid in October 2023 and May 2024.

China Site Dispositions

In 2021, ASEH and Beijing Wise Road Asset Management Co., Ltd. (the “Wise Road Capital”) entered into a Sale and Purchase Agreement by which ASEH to sell shares and equity interests in GAPT Holding Limited (GAPT Holding Limited directly or indirectly holds 100.0% equity interests in Global Advanced Packaging Test (HongKong) Limited, ASEWH, ASEN and Advanced Shanghai) and ASEKS to Wise Road Capital or its designated affiliate in exchange for a cash consideration in an aggregate amount of NT$36,939.1 million. In March 2023, the board of directors of Global Advanced Packaging Technology Limited resolved to acquire around 19.0% shareholding of Hong Kong United Ascend Holdings Limited. In January 2024, this resolution was amended to acquire 16.48% shareholding instead. The payment of all consideration was made with the remaining proceeds (US$380.0 million) from the disposal of subsidiaries in 2021 and was completed in September 2024.

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

The semiconductor industry is characterized by strong long-term growth, with periodic and sometimes severe cyclical downturns. The Semiconductor Industry Association reported that worldwide sales of semiconductors increased from approximately US$51.0 billion in 1990 to approximately US$627.6 billion in 2024. We believe that overall growth and cyclical fluctuations will continue over the long term in the semiconductor industry.

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

Throughout our history, we have similarly undertaken several mergers and acquisitions, including the acquisitions of SPIL Group, Motorola’s semiconductor assembly and test sites, ISE Labs, EEMS Test Singapore, and Infineon’s manufacturing subsidiaries in the Philippines and Korea.

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

Grow Our Packaging and Testing Services and Expand Our Range of Offerings

We believe that an important factor in attracting leading semiconductor companies to be our customers is our ability to fulfill the demand for a broad range of packaging and testing solutions on a large scale. We intend to continue to develop process and product technologies to meet the packaging and testing requirements of clients. Our expertise in packaging technology has enabled us to develop sophisticated solutions such as 2.5D/FO-MCM/FO-EB, flip chip packaging, bump chip carrier packaging, stacked die packaging, leading-edge advanced packaging and fine-pitch wire bonding. We are continuously investing in research and development in response to and in anticipation of migrations in technology and intend to continue to acquire access to new technologies through strategic alliances and licensing arrangements.

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

We evaluate acquisition and joint venture opportunities on the basis of access to new markets and technology, the enhancement of our production capacity, improvement of research and development capabilities, economies of scale and management resources, and closer proximity to existing and potential customers. In October 2023, we acquired HCC Group to expand our automotive wireless business. In August 2024, we acquired Infineon Group’s manufacturing subsidiaries in the Philippines and Korea to expand power chip module packaging and testing and lead frame packaging for automotive and industrial automation applications.

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

Principal Products and Services

We offer a broad range of semiconductor packaging and testing services. In addition, we provide EMS through USI Group. Our package types generally employ either leadframes or substrates as interconnect materials. The semiconductors we package are used in a wide range of end-use applications, including communications, computing, consumer electronics, industrial, automotive, and other applications. Our testing services include front-end engineering testing, which is performed during and following the initial circuit design stage of the semiconductor manufacturing process, wafer probe, final testing, and other related semiconductor testing services. We focus on packaging and testing semiconductors. We offer our customers turnkey services, which consist of packaging, testing, and direct shipment of semiconductors to end users designated by our customers. Our EMS are used in a wide range of end-use applications, including, but not limited to, computing, peripherals, communications, industrial applications, automotive electronics, and server applications. In 2024, our revenues generated from packaging, testing, and EMS accounted for 44.0%, 9.2% and 45.6% of our operating revenues, respectively.

Packaging Services

We offer a broad range of package types to meet the requirements of our customers, including flip chip BGA, flip chip CSP, aCSP (advanced chip scale packages), quad flat packages (QFP), low profile and thin quad flat packages (LQFP/TQFP), bump chip carrier (BCC), quad flat no-lead (QFN) packages, aQFN (advanced QFN), and Plastic BGA. In addition, we provide 3D chip packages, such as aMAP POP (advanced, laser ablation type), which enable our customers to mount packages more easily, and HB PoP (High-Band package on Package) for higher performance orientation and marketing requirement. We also offer other forms of stacked die solutions in different package types, such as stacked die QFN, hybrid BGAs containing stacked wire bond, and FC die. Meanwhile, we are developing cost-effective solutions to 3D packages, such as FOCoS (Fan-out Chip-on-Substrate) and 2.5D (silicon interposer), to fulfill current low-cost and high-performance requirements in parallel with 3D IC with TSV (Through Silicon Via) technology. In addition, to meet current trends toward low-cost solutions, we provide gold, copper, and silver wire bonding solutions which can be applied to traditional gold wire products. We also provide a high-volume manufacturing experience with silver wire bonding for FCCSP Hybrid packages. Furthermore, we are one of the key providers of IoT (Internet of Things), server and automotive services. We believe we are among the leaders in such packaging processes and technologies and are well positioned to lead the technology migration in the semiconductor packaging industry.

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

We have focused on developing our capabilities in certain packaging solutions, such as aCSP (wafer-level chip scale package), flip chip BGA, Heat-Spreader FCBGA, flip-chip CSP, Hybrid FCCSP (Flip Chip + W/B), Flip Chip PiP (Package in Package), Flip Chip PoP (Package on Package), aS3TM (Advanced Single Sided Substrate), HB POP (High-Bandwidth POP), and SESUB. Flip-chip BGA technology replaces wire bonding with wafer bumping for interconnections within the package. Wafer bumping involves the placing of tiny solder balls, instead of wires, on top of dies for connection to substrates. As compared with more traditional packages, which allow input/output connection only on the boundaries of the dies, flip chip or wafer-level package solutions significantly enhance the input/output flow by allowing input/output connections over the entire surface of the dies.

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

We provide numerous technologies to meet various customer demands. The following table sets forth our principal advanced packages.

Package Types	Number of Leads	Description	End-Use Applications

Wafer-Level Chip Scale Package (aCSP)	4-792	A wafer-level chip scale package that can be directly attached to the circuit board. Provides shortest electrical path from the die pad to the circuit board, thereby enhancing electrical performance.	Cellular phones, personal digital assistants, watches, MP3 players, digital cameras, and camcorders.

Flip Chip Scale Package (FC-CSP, a-fcCSP)	16-1287	A lightweight package with a small, thin profile provides better protection for chips and better solder joint reliability than other comparable package types.	RFICs and memory ICs such as digital cameras, DVDs, devices that utilize wireless technology, cellular phones, GPS devices, and personal computer peripherals.

Flip Chip PiP (Package in Package) (FC-CSP PiP)	500-980	System-in-Package for Flip Chip + Memory known good package inside with better electrical performance package types.	Application processor for smartphone and data modem on portable devices.

Flip Chip PoP (Package on Package) (FC-CSP PoP)	500-1300	SoC (System-on-Chip) die for Assembly to Bottom package and then applied for memory package on top inside with better electrical performance package types.	High-tier application processor for smartphones and data modem on portable devices.

Flip Chip BGA/ HFCBGA(High Performance / Heat Spreader / FCBGA)	16-5475	Using advanced interconnect technology, the flip chip BGA packages allow higher density of input/output connection over the entire surface of the dies. HFCBGA is designed for the semiconductor high-performance requirement of high density of interconnects.	High-performance networking, graphics, server, and data center processor applications.

Hybrid (Flip Chip and Wire Bonding)	49-608	A package technology that stacks a die on top of a probed known good die to integrate ASIC and memory (flash, SRAM, and DDR) into one package and interconnects them with wire bonding and molding. This technology suffers from known good die issues (i.e., one bad die will ruin the entire module). Rework is also not an option in hybrid packages.	Digital cameras, smartphones, bluetooth applications, and personal digital assistants.

aS3	up to 300	Ultra-thin profile package which is an excellent middle pin-count alternative solution; standard BT material and manufacturing equipment; and lower cost via on pad.	High I/O and short wire length package solution in high-performance requirement.

Package Types	Number of Leads	Description	End-Use Applications

Integrated Passive Device (IPD)	~ 20	IPD can provide a high-performance/high Q-factor inductor and single/double layers for lower cost and turnkey solutions and integrate passives into one IPD chip. IPD requires less involvement in the Surface Mount Technology (the “SMT”) process and is considered to be more compatible with current assembly process and suitable for all package solutions.	Cellular phones, Wi-Fi module, TV, and personal digital assistants.

HBPoP (High-Bandwidth Package On Package)	~ 1300	High-Bandwidth POP can provide a data rate and good signal integrity for Cellular AP, an integration solution for ASIC and memory, decoupling functions for multiple memory mount applications.	Cellular phones and application processors.

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

As AI and high-performance computing continue to make inroads on a global basis, we believe there is an increased demand for semiconductor devices that deliver enhanced performance, lower latency, increased bandwidth, and greater power efficiency. ASEH strives to meet the increasing package complexity needs related to increasing I/O density, expanding power delivery requirements and providing more robust inter-die connectivity from AI & HPC products. We have established ourselves as a leader through the successful introduction of leading-edge advanced packaging solutions, which have played a pivotal role in bringing advanced ASIC and HBM products to the marketplace.

We define leading-edge advanced packages as packaging technologies that incorporate redistribution layer (RDL) processes. By leveraging RDL processes, embedded integration, and 2.5D and 3D technologies, these packaging solutions facilitate unprecedented innovation in integrating multiple chips within a single package. Notable technologies include ASEH’s FOWLP (Fan-Out Wafer-Level Package), high-density RDL-based Fanout Package-on-Package (FOPoP), Fanout Chip-on-Substrate (FOCoS), Fanout Chip-on-Substrate-Bridge (FOCoS-Bridge), Fanout System-in-Package (FOSiP), Through Silicon Via (TSV)-based 2.5D and 3D IC, along with Co-Packaged Optics processing capabilities. Our comprehensive technology toolbox provides customers with the capabilities necessary to develop highly integrated silicon packaging solutions, optimizing clock speed, bandwidth, and power delivery, while reducing co-design time, product development cycles, and time to market.

The following table sets forth our leading-edge advanced packaging technologies.

Package Types	Number of Leads	Description	End-Use Applications

FOWLP (Fan-Out Wafer-Level Package)	~ 1500+	FOWLP provides an extended solution/package type to integrate most different functional chips or packages and to have good reduction in resistance and inductance over FCCSP, better thermal performance and smaller form factors of packages, and can be applied for different stack or SiP solutions.	Cellular phones, logic devices, power management, RF, Codec, IoT, wearables, and networking.

Fanout Package-on-Package (FOPoP)	1520	An RDL-based package that integrates a fan-out bottom package with a standard package mounted on the top side, utilizing fine-pitch plated Cu posts for through-mold vertical interconnections. The bottom package features two RDLs (top and bottom routing planes) connected by the Cu posts, formed through wafer-level fan-out technology, enabling thinner and finer electrical traces.	Application processors for smartphone and antenna-in-packages for mobile/automotive.

Fanout Chip-on-Substrate (FOCoS)	3000-7000	A fan-out package flip-chip mounted on a high pin count BGA substrate. It incorporates an RDL facilitating shorter die-to-die interconnections between multiple chips.	ASICs and HBM for HPC, networking, server and AI/ML applications.

Fanout Chip-on-Substrate-Bridge (FOCoS-Bridge)	3000-7000	FOCoS—Bridge further utilizes tiny silicon bridge with routing layers as in-package interconnect between chiplets. The silicon bridges are embedded in the fan-out RDL layer to achieve faster data transfer rates.	Multi-die and HBM integration for AI, data center, server and networking applications. Memory and passive integration for APU/CPU/GPUs and chiplets for applications across AI, data center, mobile, auto processors, communication infrastructure, and networking.

Fanout System-in-Package (FOSiP)	Customized	FOSiP can achieve higher performance and smaller form factor through fan-out RDL.	Smartphones, tablets, RF infrastructures, edge computing, and IoT devices.

2.5D and 3D IC	3000-7000	2.5D/3D include multiple IC within the same package. In a 2.5D structure, two or more active semiconductor chips are placed side-by-side on a silicon interposer to achieve extremely high die-to-die interconnect density. In a 3D structure, active chips are integrated through die stacking to achieve shortest interconnects and smallest package footprint.	High-end GPUs, high-end FPGA, network switch / routers for data center & 5G infrastructure, AI accelerators for AI training.

Co-Packaged Optics	3000-7000	CPO/silicon photonics serve as a conduit for light propagation and leverage the established CMOS ecosystem, encompassing front-end and back-end processes, to realize high-density photonic integrated circuits. This approach enables the implementation of intricate optical functionalities, such as filtering or modulation, on a compact chip at a low cost.	ASICs on network switch and stand-alone laser engine for high speed.

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

The demand for higher-performance semiconductors in smaller packages will continue to spur the development of IC substrates that can support the advancement in circuit design and fabrication. As a result, we believe that the market for substrates will grow and the cost of substrates as a percentage of the total packaging process will increase. In the past, substrates we designed for our customers were produced by independent substrate manufacturers. Since 1997, we have been designing and producing a portion of our interconnect materials in-house. In 2024, our interconnect materials operations supplied approximately 6.8% of our consolidated substrate requirements by value.

The following table sets forth, for the periods indicated, the percentage of our packaging revenues accounted for by each principal type of packaging products or services.

	Year Ended December 31,
	2022	2023	2024

Bumping, Flip Chip, WLP, and SiP	50.5%	51.3%	54.6%
Wirebonding(1)	41.6%	39.8%	36.3%
Discrete and others	7.9%	8.9%	9.1%

Total	100.0%	100.0%	100.0%

(1)	Includes leadframe-based packages such as QFP/TQFP, QFN/MCC and PLCC/PDIP and substrate-based packages, such as various BGA package types and LGA.

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

Logic/Mixed-signal/RF Module and SiP/Discrete Final Testing. We conduct final tests of a wide variety of logic/mixed-signal/RF semiconductor devices and SiP/MEMS/discrete modules, with the number of leads or bumps ranging from the single digits to over 30 thousand and operating frequencies of over 44 Gbps for digital semiconductors and 44 GHz for 5G mmWave semiconductors, which are at the high end of the range for the industry. The products we test include applications for wired, wireless, and mobile communications, satellite communications, automotive, home entertainment, IoT, personal computer, AI, and high-performance computing applications, as well as a variety of consumer and application-specific integrated circuits for various specialized applications.

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

•	Module and SiP Testing. We provide multi-die-module and SiP testing through integrated bench solutions or via automatic test equipment.

•	System Level Testing. We provide customized system-level testing as a device functional simulation test solution, offering higher test coverage after the final test.

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

The following table sets forth, for the periods indicated, the percentage of our testing revenues accounted for by each type of testing service.

	Year Ended December 31,
	2022	2023	2024

Front-end engineering testing	1.8%	3.1%	2.0%
Wafer probing	38.6%	35.4%	40.3%
Final testing	59.6%	61.5%	57.7%

Total	100.0%	100.0%	100.0%

EMS

We provide integrated solutions for EMS in relation to computing, peripherals, communications, industrial, automotive, and server applications through USI Group. The key products and services we offer to our customers include:

•	Computing: motherboards for server and PCs; peripherals; port replicators; network attached systems; solid state drives;

•	Communications: Wi-Fi; SiP;

•	Consumer products: control boards for flat panel devices; SiP;

•	Automotive electronics: automotive EMS; automotive wireless solutions; regulators/rectifiers; powertrain systems;

•	Industrial products: point-of-sale systems; smart handheld devices; and

•	Others: field replacement units; return material authorization.

Seasonality

See “Item 5. Operating and Financial Review and Prospects—Operating Results—Quarterly Operating Revenues, Gross Profit and Gross Margin.”

Sales and Marketing

Sales and Marketing Presence

We maintain sales and marketing offices in Taiwan, the U.S., Belgium, Singapore, the P.R.C., Korea, Malaysia, Japan, and a number of other countries. We also have sales representatives operating in certain other countries in which we do not have offices. Our sales and marketing offices in Taiwan are located in Hsinchu, Taichung and Kaohsiung. We conduct marketing research through our customer service personnel and through our relationships with our customers and suppliers we endeavor to keep abreast of market trends and developments. We also provide advice on production process technology to our major customers planning the introduction of new products. When placing orders, our customers specify which of our facilities will receive the orders. Our customers conduct separate qualification and correlation processes for each of our facilities that they use. See “—Qualification and Correlation by Customers.”

Customers

Our five largest customers together accounted for approximately 50.2%, 48.0%, and 48.4% of our operating revenues in 2022, 2023, and 2024, respectively. One customer (including other customers for whom OEM services were provided on its behalf) accounted for more than 10.0% of our operating revenues in 2022, 2023, and 2024.

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

	Year Ended December 31,
	2022	2023	2024

Communications	52.6%	50.8%	50.9%
Computing	15.8%	18.1%	18.1%
Consumer electronics/industrial/automotive/others	31.6%	31.1%	31.0%

Total	100.0%	100.0%	100.0%

Our EMS provides a wide range of products with end-use applications. The following table sets forth a breakdown of the percentage of our operating revenues generated from our EMS for the periods indicated by the principal end-use applications.

	Year Ended December 31,
	2022	2023	2024

Communications	37.3%	35.9%	34.7%
Computing	10.2%	8.9%	10.1%
Consumer electronics	32.0%	31.6%	31.7%
Industrial	12.8%	13.3%	11.6%
Automotive	6.6%	8.3%	9.8%
Others	1.1%	2.0%	2.1%

Total	100.0%	100.0%	100.0%

We categorize our operating revenues geographically based on the country in which the customer is headquartered. The following table sets forth, for the periods indicated, the percentage breakdown by geographic regions of our operating revenues.

	Year Ended December 31,
	2022	2023	2024

U.S.	66.5%	63.6%	60.2%
Taiwan	12.5%	12.1%	15.0%
Asia	11.3%	13.0%	13.9%
Europe	9.5%	11.2%	10.7%
Others	0.2%	0.1%	0.2%

Total	100.0%	100.0%	100.0%

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

We produce substrates for use in our packaging operations. In 2024, our interconnect materials operations supplied approximately 6.8% of our consolidated substrate requirements by value. See “—Principal Products and Services—Interconnect Materials.”

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

We established ASE Global Integrated Solutions Co., Ltd. to manage and implement procurement processes for certain materials and equipment requirements. Leveraging the specialized expertise and advantages among certain subsidiaries, we aim to achieve significant cost reductions in the overall procurement process through the establishment of ASE Global Integrated Solutions Co., Ltd.

Testing

For the functional and burn-in testing of semiconductors, no other raw materials are needed. However, we often design and outsource the manufacturing of test interface products such as load boards, probe cards, and burn-in boards.

EMS

Our manufacturing processes use many raw materials. For 2024, raw materials costs accounted for 79.6% of our operating revenues from EMS. Our principal raw materials include, among others, printed circuit boards, integrated chips, ink, semiconductor devices, computer peripherals, and related accessories and electronic components. Our principal raw materials varied in the past, depending on the end-use products provided.

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

Wire bonders connect the input/output terminals on the silicon die using extremely fine gold or copper wire to leads on leadframes or substrates. Typically, a wire bonder may be used, with minor modifications, for the packaging of different products. As of January 31, 2025, we operated an aggregate of 25,299 wire bonders, of which 24,722 were fine-pitch wire bonders. For the packaging of certain types of substrate-based packages, die bonders are used in place of wire bonders. The number of bonders at a given facility is commonly used as a measure of the packaging capacity of the facility. In addition to bonders, we maintain a variety of other types of packaging equipment, such as wafer grinds, wafer mounts, wafer saws, heat sink placement, automated molding machines, laser markers, solder plates, pad printers, dejunkers, trimmers, formers, substrate saws, and scanners. We purchase our packaging equipment from major international manufacturers, including All Ring Tech Co., Ltd., KLA Corporation, Tongren Industrial Automation Equipment Co.,Ltd., CohPros International Co., Ltd., and ASMPT Technology Limited.

Testing

Testing equipment is the most capital-intensive component of the testing process. We generally seek to purchase testers from different suppliers with similar functionality and acquire the ability to test a variety of different semiconductors. We purchase testers from major international manufacturers, primarily Teradyne, Inc. and Advantest Corporation. Upon acquisition of new testers, we install, configure, calibrate, perform burn-in diagnostic tests on, and establish parameters for the testers based on the anticipated requirements of existing and potential customers and considerations relating to market trends. As of January 31, 2025, we operated an aggregate of 6,343 testers. In addition to testers, we maintain a variety of other types of testing equipment, such as automated handlers and probers (special handlers for wafer probing), scanners, reformers, and computer workstations for use in software development. Each tester may be attached to a handler or prober. Handlers attach to testers and transport individual packaged semiconductors to the tester interface. Probers similarly attach to the tester and align each individual die on a wafer with the interface to the tester.

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

EMS

The SMT assembly line is the key facility of our electronic manufacturing operations and generally includes a printer and one or two high-speed mounters and/or a multifunction mounter. The SMT assembly process primarily consists of the following three manufacturing steps: (i) solder paste stencil printing, (ii) component placement, and (iii) solder reflow. High-speed SMT assembly systems offer both economic and technical advantages that may reduce both production cost and time while meeting quality requirements. Thus, SMT has become the most popular assembly method for sophisticated electronic devices. We had 217 SMT lines as of January 31, 2025.

Intellectual Property

As of January 31, 2025, we held a total of 6,433 patents, 2,077 Taiwan patents, 2,030 U.S. patents, 2,189 P.R.C. patents, 87 Europe patents, and 50 patents in other countries related to various semiconductor packaging technologies and invention, utility, and design on our EMS. In addition, as of January 31, 2025, we had a total of 2,351 pending patent applications, 296 in Taiwan, 643 in the U.S., 1,353 in the P.R.C., 43 in Europe, and 16 in other countries. Moreover, we filed several trademarks applications in Taiwan, the U.S., the P.R.C., and the EU. For example, “ASE,” “aCSP,” “a-EASI,” “a-fcCSP,” “aQFN,” “a-QFN,” “a-S3, “ “a-TiV,” “aWLP,” “a-WLP,” “iSiP,” “iWLP,” “aSiM,” “SiP-id” “SPIL,” “HSiP,” “XnBay,” “Emerald,” and “VIPack” have been registered in Taiwan.

We have also entered into various non-exclusive technology license agreements with other companies involved in the semiconductor manufacturing process, including Infineon Technologies AG, TDK Corporation, and DECA Technologies Inc. The technology we license from these companies includes solder bumping, redistribution, ultra CSP assembly, advanced QFN assembly, wafer-level packaging, and other technologies used in the production of package types, such as BCC, flip chip BGA, film BGA, aQFN, and chip embedding. One of our license agreements with Infineon Technologies AG will remain in effect until expiration of the patents licensed by the agreement, and the other automatically renews each year unless otherwise agreed between the parties. Our license agreement with TDK Corporation will remain in effect until expiration of TDK Corporation’s patents licensed by the agreement. Our license agreement with DECA will expire on January 13, 2026.

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

Quality Control

We believe that our process technology and reputation for high quality and reliable services have been important factors in attracting and retaining leading international semiconductor companies as customers of our services and/or products. We maintain a quality control staff at each of our facilities. Our quality control staff typically includes engineers, technicians, and other employees who monitor the processes in order to ensure high quality. Our quality assurance systems impose strict process controls, statistical in-line monitors, supplier control, data review and management, quality controls, and corrective action systems. Our quality control employees operate quality control stations along with production lines, monitor clean room environments, and follow up on quality through outgoing product inspection and interaction with customer service staff. We have established quality control systems that are designed to ensure high-quality products/service to customers, high testing reliability, and high production yields at our facilities. We also have established an environmental management system in order to ensure that we can comply with the environmental standards of our customers and the countries within which they operate. See “—Raw Materials and Suppliers—Packaging.” In addition, our facilities have been qualified by all of our major customers after satisfying stringent quality standards prescribed by these customers.

Our packaging and testing operations are undertaken in clean rooms where air purity, temperature, and humidity are controlled. To ensure stability and integrity of our operations, we maintain clean rooms at our facilities that meet U.S. Federal Standard 209E class 1,000, 10,000 and 100,000 standards.

ISE Labs’ testing facilities in Fremont, California are considered suitably equipped by the U.S. Defense Logistics Agency to perform the MIL-STD-883 tests on monolithic microcircuits in accordance with MIL-PRF-38535.

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

Location	IATF 16949(1)	ISO 9001(2)	ISO 14001(3)	ISO 17025(4)	ISO 14064-1(5)	ISO 14067(6)	IECQ HSPM QC 080000(7)	Sony Green Partner(8)	ISO 45001(9)	TOSHMS(10)	ISO 50001(11)	ISO 13485(12)	ISO 28000(13)	ISO 26262(14)	ISO 15408- EAL6(15)	TL 9000(16)	ISO 22301(17)	RBA Edition(18)	ISO/IEC 27001(19)	GSMA SAS-UP(20)	ISO 46001(21)	ISO 21434(22)	IEC 62443-2-1(23)

Taiwan	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
P.R.C.	✓	✓	✓	✓	✓		✓	✓	✓		✓							✓	✓
Korea	✓	✓	✓				✓	✓	✓						✓			✓	✓
Japan	✓	✓	✓		✓		✓	✓	✓		✓							✓
Malaysia	✓	✓	✓		✓		✓	✓	✓					✓				✓
Singapore	✓	✓	✓		✓		✓		✓						✓			✓
U.S.		✓	✓	✓
Philippines	✓	✓	✓						✓

(1)	IATF 16949 standard provides continual improvement with an emphasis on the prevention of defects and reduction of variation and waste in the supply chain.

(2)

ISO 9001 quality standards are related to quality management systems and designed to help organizations ensure that they meet the needs of customers and other stakeholders while meeting statutory and regulatory requirements related to the product.

(3)	ISO 14001 standard provides criteria for an environmental management system. It can be used by any organization that wants to improve resource efficiency, reduce waste and drive down costs.

(4)	ISO 17025 is the main ISO standard used by testing and calibration laboratories.

(5)	ISO 14064-1 standard provides governments, businesses, regions and other organizations with a complementary set of tools for programs to quantify, monitor, report and verify greenhouse gas emissions.

(6)	ISO 14067 standard provides guidelines for the quantification and communication of the carbon footprint of a product.

(7)	IECQ HSPM QC080000 is a certification designed to manage, reduce and eliminate hazardous substances.

(8)	“Sony Green Partner” indicates our compliance with the “Sony Green Package” standard requirements.

(9)	ISO 45001 standard provides a comprehensive framework to improve workplace safety, reduce risks, and enhance overall well-being.

(10)	TOSHMS is the Taiwan Occupational and Health Management System.

(11)	ISO 50001 standard provides a practical way to improve energy use, through the development of an energy management system

(12)	ISO 13485 standard provides the requirements for a quality management system specific to the medical devices industry.

(13)	ISO 28000 standard provides security management framework dealing with security assurance in a supply chain.

(14)	ISO 26262 standard provides guidelines for functional safety of electrical and electronic systems in production automobiles.

(15)	ISO 15408-EAL6 is a framework that outlines the criteria for globally recognized standards and security inspections for IT products.

(16)	TL 9000 standard provides the supply chain quality requirements of the global communications industry.

(17)	ISO 22301 standard provides guidelines requirements to plan, establish, implement, operate, monitor, review, maintain and continually improve a documented management system.

(18)	The Responsible Business Alliance (RBA) is the world’s largest industry coalition dedicated to responsible business conduct in global supply chains.

(19)

ISO/IEC 27001 standard provides companies of any size and from all sectors of activity with guidance for establishing, implementing, maintaining and continually improving an information security management system.

(20)

The Groupe Speciale Mobile Association (the “GSMA”) SAS-UP (Security Accreditation Scheme – Universal Integrated Circuit Card Production) standard defines a comprehensive set of protocols and security measures for securely handling production data, including certificate management, data generation, and data personalization for Smart Cards (SC) and eUICC-sensitive products.

(21)	ISO 46001 standard provides requirements and contains guidance for its use in establishing, implementing and maintaining a water efficiency management system.

(22)	ISO 21434 standard provides engineering requirements for cybersecurity risk management.

(23)	IEC 62443-2-1 standard provides best practices for cybersecurity and provides a way to assess the level of security performance.

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

Location	IATF 16949	ISO 9001	ISO 14001	ISO 17025	ISO 14064-1	TISAX(1)	IECQ HSPM QC 080000	ISO 45001	TOSHMS	ISO 50001	ISO 13485	ISO 22301	ISO 26262	TL 9000	RBA Edition	ISO 21434	ISO/IEC 27001	AS/EN 9100: 2016(2)	IRIS ISO/TS 22163(3)

Taiwan	✓	✓	✓		✓		✓	✓	✓	✓	✓	✓			✓		✓
P.R.C.	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓		✓	✓	✓	✓
Mexico	✓	✓	✓		✓	✓	✓	✓		✓	✓		✓		✓
Poland	✓	✓	✓					✓			✓
United Kingdom	✓	✓	✓					✓										✓
U.S.	✓	✓	✓								✓
France	✓	✓	✓								✓							✓
Germany	✓	✓	✓					✓			✓								✓
Czech Republic		✓	✓
Tunisia	✓	✓	✓
Vietnam	✓	✓	✓		✓		✓	✓		✓					✓
Hungary	✓		✓					✓

(1)	TISAX standard provides the assessment and exchange mechanism for information security in the automotive industry.

(2)	AS/EN 9100: 2016 standard provides the management of development, production, manufacturing, installation, construction, and maintenance as well as trade and distribution for the aerospace industry.

(3)	IRIS ISO/TS 22163 standard provides quality management system requirements that can be applied throughout the supply chain for the railway industry.

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

Our packaging and testing business also faces actual and potential competition from companies at other levels of the supply chain, which have the financial resources and technical capabilities to enter into and effectively compete within the industry. For example, TSMC has offered advanced packaging technologies such as integrated fan-out (the “InFO”) technology.

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

In order to demonstrate our commitment to environmental protection, in December 2013, ASE’s board of directors approved contributions to environmental protection efforts in Taiwan in a total amount of not less than NT$3,000.0 million (US$91.5 million), to be made in the following 30 years. We have made contributions in the amount of NT$100.0 million for each of the years 2022, 2023, and 2024 through the ASE Environmental Protection and Sustainability Foundation, which we established as a channel to continuously implement the activities related to environmental protection projects in Taiwan.

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

Climate Change Management

The board of directors of ASEH serves as the supervisory and governance body for climate-related issues. It is responsible for approving risk policies, overseeing climate-related risks, and making decisions pertaining to climate matters. The board of directors has established the risk management committee and the corporate sustainability committee (the “CSC”) as bodies responsible for managing climate-related risks and opportunities. Each committee consists of directors and senior executives who are separately responsible for managing climate risks and climate sustainability strategies, promoting sustainable development, of risk management mechanisms, and implementing decisions made by the board of directors. We report on the management and execution status of climate-related issues to the board of directors on a quarterly basis, enabling the board of directors to understand the impact of climate change on our business operations and develop corresponding strategies. We conduct annual assessments of climate-related physical and transition risks. We utilize questionnaires to identify extreme weather events, including but not limited to heavy rainfall, drought, and significant temperature changes. Additionally, we assess the potential impact and influence of these weather events on our business operations and finances. In order to effectively implement our climate-related policies, the executive secretariat of the risk management committee collaborates with our subsidiaries to conduct an identification and assessment of climate-related physical and transition risks. This process involves using questionnaires and collecting data to identify physical and transition risks or events that could affect our business objectives, as well as their financial and operational implications. Based on the findings of this process, countermeasures and management strategies are proposed, and the results of climate risk identification are reported to the board of directors by the CSC annually, which tracks the implementation status of our climate measures regularly.

ASEH has passed a compliance review by the Science Based Targets initiative and also committed to Net-Zero emission targets to exert positive social influence. We have planned mid- and long-term absolute carbon reduction goals. Using 2016 as the base year for the completion of Scopes 1 and 2 verification, we plan to reduce absolute Scope 1 and 2 GHG emissions 58.8% by 2030 and commit to reduce absolute Scope 3 GHG emissions 25% by 2030 from a 2020 base year.

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

We are dedicated to providing high efficiency products as well as investing in the research and development of eco-friendly design. Starting from the product design stage, we actively incorporate environmentally friendly materials into production processes. We have also maintained a multi-site certification for ISO 14001, ISO 14064-1, and ISO 50001, which regularly examines the effectiveness of our environment and energy management systems. Global warming and climate change are contributing to extreme weather patterns and causing more stress to the environment. As global citizens, we are taking measurable actions to support and promote environmental sustainability. We have signed up with the major customer’s “Supplier Clean Energy Program” to increase our energy efficiency and transition to clean and renewable electricity. We have also joined the Semiconductor Climate Consortium (SCC) which is the first global collaborative of semiconductor ecosystem companies focused on reducing greenhouse gas emissions across the value chain, and Taiwan Institute for Sustainable Energy’s Net-zero Emission Alliance in pledging commitment to Net-zero 2030/2050, to build a supply chain that is resilient, transformative, and progressive.

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

To improve overall energy management, we established a green energy platform composed of multiple departments of our Group as well as teams based in Taiwan. We have allocated resources to support our suppliers in establishing GHG and product carbon footprint management systems that accelerate their efforts to meet emission regulatory requirements. In 2022, we collaborated with third party consultants on a medium to long term supplier low carbon guidance program which was conducted both online and in-person. The program not only supports suppliers to obtain external certifications such as ISO 14064-1certification and ISO 14067 (carbon footprint verification) but also facilitates carbon inventory management across the supply chain. During the guidance process, we identify carbon hotspots within suppliers’ operational processes and execute relevant emission reduction plans. By expanding the scope of engagement with our supply chain, we work with suppliers to enhance their carbon management capabilities and leverage our influence in the industry. As part of our strategic efforts to build a stable and more sustainable supply chain, we typically hold the Supplier Sustainability Awards every two or three years, which recognizes suppliers with outstanding performance in sustainability. In 2020 and 2023, the award program was jointly organized by all three ASEH subgroups. A new supplier incentive program focusing on ASEH’s Low Carbon, Circular, Collaborative and Inclusive strategies was launched, and the number of participating suppliers expanded. The program encourages suppliers to submit sustainability partnership projects of a 1-2 year duration for review by ASEH and independent third parties. The submitted projects will undergo a rigorous selection process based on the implementation timeframe and efficacy, and selected projects will be funded by the ASE Environmental Protection and Sustainability Foundation.

Information Security Management

We rely on the efficient and uninterrupted operation of complex information technology applications, systems, and networks to operate our business. Our systems are vulnerable to damage or interruption from earthquakes, terrorist attacks, floods, fires, power loss, telecommunications failures, cyberattacks, computer viruses, denial of service attacks, or other attempts to harm our system, and similar events. Cybersecurity threats continue to expand and evolve globally, and the risks we face from cyberattacks have increased significantly in recent years. Some of these attacks originate from well-organized, and highly skilled organizations. Although we maintain robust cybersecurity protocols to guard against these threats and there have not been reported major cyberattacks against our systems in recent years, any such attack or system or network disruption could result in a loss of our intellectual property, the release of commercially sensitive information and customer or employee personal data. Failures to protect the privacy of customer and employee confidential data against breaches of network security could result in damage to our reputation. For further details on our cybersecurity measures, see “Item 16K. Cybersecurity.” For more information about these risks, see “Risk Factors – Cyber-attacks could harm our business, financial condition, and results of operations.”

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

ORGANIZATIONAL STRUCTURE

The following chart illustrates our corporate structure, including our principal packaging, testing, and EMS manufacturing subsidiaries as of January 31, 2025. Except for USI Inc., the following chart does not include intermediate holding subsidiaries, internal trading subsidiaries, or those subsidiaries without manufacturing operations and in the process of construction. For complete information on our subsidiaries, see Note 4 to our consolidated financial statements included in this annual report.

Our Consolidated Subsidiaries

ASE Group

ASE Inc., which was established on March 23, 1984, is headquartered in Taiwan and provides packaging and testing services, wafer sort testing, final testing services, substrate design, and manufacturing. Major subsidiaries of ASE Group include ASE Inc. (includes ASE Chung Li), ASE Test Taiwan, ASE Malaysia, ISE Labs, ASE Singapore, ASE Electronics , ASE Korea, ASE Japan, ASE Shanghai, Wuxi Tongzhi, CHE, and ASEPCAYMAN.

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

As of January 31, 2025, we held 100.0% interest in USI Inc., 77.9% interest in USI Shanghai through our subsidiaries USI Inc. and ASE Shanghai, 100.0% interest in FAFG through our subsidiaries USIFR and USI Shanghai, and 58.5% interest in HCC Group. See “Item 4. Information on the Company—Information on the Company—History and Development of the Company—USI Group and USI Group Restructuring” for more information.

PROPERTY, PLANTS AND EQUIPMENT

We operate a number of packaging, testing, and electronic manufacturing facilities globally. Our facilities provide varying types or levels of services with respect to different end-product focus, customers, technologies, and geographic locations. With our diverse facilities we are able to tailor our packaging, testing, and electronic manufacturing solutions closely to our customers’ needs. The following table sets forth the location, commencement of operation, primary use, approximate floor space, and ownership of our principal manufacturing facilities in operation as of January 31, 2025. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” for more information.

Facility	Location	Commencement of Operation	Primary Use	Approximate Floor Space (in sq. ft.)	Owned or Leased

ASE Inc.	Kaohsiung, R.O.C.	March 1984	Our primary packaging facility, which offers complete semiconductor manufacturing solutions in conjunction with ASE Test Taiwan and foundries. Focuses primarily on packaging services such as flip chip, wafer bumping, and fine-pitch wire bonding.	9,537,000	Land: leased Buildings: owned and leased
	Chung Li, R.O.C.	Acquired in July 1999	An integrated packaging and testing facility that specializes in semiconductors for communications and consumer applications.	4,429,000	Land and buildings: owned
ASE Test Taiwan	Kaohsiung, R.O.C.	Acquired in April 1990	Our primary testing facilities, which offer complete semiconductor manufacturing solutions in conjunction with ASE Inc.’s facility in Kaohsiung and foundries located in Taiwan. Focuses primarily on advanced logic/mixed-signal/RF/3D IC testing for integrated device manufacturers, fabless design companies, and system companies.	1,304,000	Land: leased Buildings: owned and leased
ASE Malaysia	Penang, Malaysia	February 1991	An integrated packaging and testing facility that focuses primarily on the requirements of integrated device manufacturers.	1,744,000	Land: leased Buildings: owned
ASE Korea	Paju, Korea	Acquired in July 1999	An integrated packaging and testing facility that specializes in semiconductors for radio frequency, sensor, and automotive applications.	1,532,000	Land and buildings: owned
ISE Labs	California, U.S.	Acquired in May 1999	A front-end engineering and final testing facility located in Northern California in close proximity to some of the world’s largest fabless design companies.	144,000	Land and buildings: owned
ASE Singapore Pte. Ltd.	Singapore	Acquired in May 1999	An integrated packaging and testing facility that specializes in semiconductors for communication, computers, and consumer applications.	443,000	Land: leased Buildings: owned and leased
ASE Shanghai	Shanghai, P.R.C.	June 2004	Design and production of semiconductor packaging materials.	1,690,000	Land: leased Buildings: leased
ASE Japan	Takahata, Japan	Acquired in May 2004	An integrated semiconductor packaging and testing facility that specializes in cellular phone, household appliance, and automotive applications.	108,000	Land and buildings: leased

Facility	Location	Commencement of Operation	Primary Use	Approximate Floor Space (in sq. ft.)	Owned or Leased

ASE Electronics	Kaohsiung, R.O.C.	August 2006	Facilities for the design and production of interconnect materials such as substrates used in semiconductor packaging.	612,000	Land: leased Buildings: owned
Wuxi Tongzhi	Wuxi, P.R.C.	Acquired in May 2013	An integrated semiconductor packaging and testing facility that specializes in consumer applications.	78,000	Land and buildings: leased
ISE Shanghai	Shanghai, P.R.C.	October 2018	A semiconductor testing facility.	128,000	Land and buildings: leased
CHE	Cheonan, Korea	Acquired in August 2024	An integrated semiconductor packaging and testing facility.	11,000	Land and buildings: leased
ASE Co., Ltd. - Philippines Branch	Cavite, Philippines	Acquired in August 2024	An integrated semiconductor packaging and testing facility.	148,000	Land: leased Buildings: leased and owned
Universal Scientific Industrial	Nantou, R.O.C.	Acquired in February 2010	Manufacture and sales of electronic components and related accessories.	418,000	Land and buildings: owned
Universal Scientific Industrial De Mexico S.A. De C.V.	Guadalajara and Tonala, Mexico	Acquired in February 2010	Manufacture of motherboard manufacture and computer components.	1,755,000	Land and buildings: owned
USI Shanghai	Shanghai, P.R.C.	Acquired in February 2010	Design, manufacture, and sales of electronic components.	1,294,000	Land: leased Buildings: owned and leased
Universal Global Technology (Kunshan) Co. Ltd.	Kunshan, P.R.C.	August 2011	Design and manufacture of electronic components.	1,056,000	Land and buildings: leased
Universal Global Scientific Industrial Co., Ltd.	Nantou, R.O.C.	February 2010	Manufacture of electronic components of telecommunication products and cars, and provision of related R&D services.	1,689,000	Land: owned Buildings: owned and leased
Universal Global Technology (Shanghai) Co., Ltd.	Shanghai, P.R.C.	Established in September 2013	Sales and processing of computer and communication peripherals as well as business in import and export of goods and technology.	968,000	Land and buildings: leased
Universal Scientific Industrial Poland Sp. z o.o.	Wroclaw-Kobierzyce, Poland	Acquired in October 2019	Design and manufacture of electronic components and new electronic applications.	504,000	Land and buildings: owned
Universal Global Technology (Huizhou) Co., Ltd.	Huizhou, P.R.C.	October 2021	Research and manufacture of new electronic applications, communications, computers, and other electronics products; provides auxiliary technical services as well as import and export services.	1,895,000	Land: leased Buildings: owned

Facility	Location	Commencement of Operation	Primary Use	Approximate Floor Space (in sq. ft.)	Owned or Leased

UNIVERSAL SCIENTIFIC INDUSTRIAL VIETNAM COMPANY LIMITED	Haiphong, Vietnam	July 2021	Manufacture of IC assembly for wearable devices.	1,286,000	Land: leased Buildings: owned
Hirschmann Car Communication Kft.	Bekescsaba, Hungary	Acquired in October 2023	Manufacture and sales of antenna products and RF amplifiers, connectors and wave straps.	344,000	Land and buildings: owned
Hirschmann Car Communication GmbH	Neckartenzlingen, Germany	Acquired in October 2023	Manufacture, sales as well as research and development of printed circuit board assemblies (PCBAs) and tuners.	372,000	Land and buildings: leased
ASTEELFLASH (BEDFORD) LIMITED	Bedford, United Kingdom	Acquired in December 2020	Design and manufacture of electronic components, such as industrial, telecommunication, IoT, data processing, consumer electronics, and aerospace related devices.	51,000	Land and buildings: leased
ASTEELFLASH FRANCE	Mercin-et-Vaux, Normandie, Cleurie, Strasbourg, Langon and Grenoble, France	Acquired in December 2020	Design and manufacture of electronic components, such as complex mechatronic subsets, electronic boards and mechatronic subsets engineering.	910,000	Land and buildings: owned and leased
ASTEELFLASH TUNISIE S.A.	La Soukra, Tunisia	Acquired in December 2020	Design and manufacture of electronic components, such as PCBA assembly, coating, varnishing, and in-circuit testing capabilities.	236,000	Land and buildings: leased
ASTEELFLASH TECHNOLOGIE	Alencon, France	Acquired in December 2020	Design and manufacture of industrial components as well as projection of plastic.	173,000	Land and buildings: owned
Asteelflash Suzhou Co., Ltd.	Suzhou, P.R.C.	Acquired in December 2020	Design and manufacture of electronic components, such as in SMT assembly for PCBA and system assembly/box build for module/final product in different segments.	1,452,000	Land and buildings: owned
Asteelflash Germany GmbH.	Bad Hersfeld, Eberbach, and Bonn, Germany	Acquired in December 2020	Design and manufacture of electronic components, such as PCB assembly and high/medium mix to low/medium volume electronic manufacturing services.	918,000	Land and buildings: owned and leased
ASTEELFLASH DESIGN SOLUTIONS HAMBURG GmbH	Hamburg, Germany	Acquired in December 2020	Design and manufacture of electronic components, such as low/mid volumes with mid/high complexity products.	38,000	Buildings: leased
ASTEELFLASH PLZEN S.R.O.	Pilsen, Czech Republic	Acquired in December 2020	Design and manufacture of electronic components, such as solder paste printers and in-line solder paste inspection.	40,000	Land and buildings: leased
ASTEELFLASH USA CORP.	California, U.S.	Acquired in December 2020	Design and manufacture of electronic components, such as solder paste printers and in-line solder paste inspection.	130,000	Land and buildings: leased
ASTEELFLASH MEXICO S.A. de C.V.	Tijuana, Mexico	Acquired in December 2020	Design and manufacture of electronic components such as automotive and commercial products.	133,000	Land and buildings: leased

Facility	Location	Commencement of Operation	Primary Use	Approximate Floor Space (in sq. ft.)	Owned or Leased

Siliconware Precision Industries Co., Ltd.	Taichung, Changhua and Hsinchu, R.O.C.	Acquired in April 2018	Packaging and testing facility, which offers semiconductor packaging and testing services.	9,788,000	Land: owned and leased Buildings: owned
SZ	Suzhou, P.R.C.	Acquired in April 2018	Packaging and testing facility, which offers semiconductor packaging and testing services.	1,823,000	Land: leased Buildings: owned

We have leased land in the Kaohsiung Nanzih Technology Industrial Park from Bureau of Industrial Parks, Ministry of Economic Affairs (the “MOEA”) with different lease terms for several years that will expire in August 2061. We have leased land from the Central Taiwan Science Park Administration in Taichung with 19-year to 20-year terms that will expire in December 2041. We have leased land from Hsinchu Science Park Administrations in Hsinchu with 20-year to 40-year terms that will expire in December 2043. We have leased land in Taichung from MOEA for 10 years that will expire in March 2032. No sublease or lending of the land is allowed. The MOEA, the Central Taiwan Science Park Administration, and the Hsinchu Science Park Administrations have the right to adjust the rental price in the event the government revalues the land. The leases are typically renewable with one-month to three-month notice prior to the termination date.

Smart Factory

To enhance factory efficiency, improve manufacturing process quality, and meet customer delivery time demands, we have invested in automated, lights-out factories. Automation, heterogeneous integration in machine and production systems, and heterogeneous integration in SiP are 3 major forces driving smart factories and digital transformation. At the end of 2024, we had 56 smart factories in operation and we will continue to make further investment into automating manufacturing capacity.

Our Kaohsiung facility is our operation headquarters and houses our industry-leading R&D center, which is dedicated to providing world-class assembly, wafer bumping, and test services and also offers full turnkey services, including substrate design and manufacturing capabilities. Our 5G smart factory, in collaboration with entrepreneurship, academic and government research institutions, has commenced operation at Kaohsiung facility. The smart factory features the digital transformation of factory processes that are highly secured and highly reliable through facilitating 5G wireless infrastructure integration, smart heterogeneous equipment integration, and OT security system integration.

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

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

OPERATING RESULTS

The following discussion of our business, financial condition, and results of operations should be read in conjunction with our consolidated financial statements, which are included elsewhere in this annual report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of any number of factors, such as those set forth under “Item 3. Key Information—Risk Factors” and elsewhere in this annual report. See “Special Note Regarding Forward-Looking Statements.” Please refer to our Form 20-F filed with the Securities and Exchange Commission on April 3, 2024 (File No. 001-16125) for our discussion of financial information and operating results for 2023.

Overview

We offer a broad range of semiconductor packaging and testing services, and we offer EMS through USI Group. In addition to offering each service separately, we also offer turnkey services, which include integrated packaging, testing, and direct shipment of semiconductors to end users designated by our customers and solution-based proactive original design manufacturing. In addition, we have been generating revenues from our real estate business and the manufacturing of integrated circuits. Our operating revenues increased from NT$581,914.5 million in 2023 to NT$595,409.6 million (US$18,158.3 million) in 2024.

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

In 2023 and 2024, our depreciation, amortization, and rental expenses included in operating costs as a percentage of operating revenues was 9.0% and 9.1%, respectively. The increase in depreciation, amortization, and rental expenses as a percentage of operating revenues in 2024 compared to 2023 was primarily a result of the depreciation of new equipment. In general, these costs do not decline when customer demand or our capacity utilization rates drop. A relatively modest increase or decrease in revenue can have a significant effect on our operating margins and on depreciation, amortization, and rental expenses as a percentage of revenue. We begin depreciating our equipment when the machinery is placed into service. There may sometimes be a time lag between when our equipment is available for use and when it achieves high levels of utilization. In particular, the capacity utilization rates for our testing equipment are more severely affected during an industry downturn as a result of a decrease in outsourcing demand from integrated device manufacturers, which typically maintain larger in-house testing capacity than in-house packaging capacity.

In addition to purchasing testers, we also lease a portion of our testers, which we believe allows us to better manage our capacity utilization rates and cash flows. Since leased testers can be replaced with more advanced testers upon the expiration of the lease, we believe that these leases have enabled us to improve our capacity utilization rates by allowing us to better align our capacity with changes in equipment technology and the needs of our customers. For more information about our testers, including the number of testers under lease, see “Item 4. Information on the Company—Business Overview—Equipment—Testing.”

Raw Material Costs

Substantially all of our raw material costs are accounted for by packaging, the production of interconnect materials, and EMS. Our EMS in particular requires more significant quantities of raw materials than our packaging and production of interconnect materials. In 2024, raw material costs accounted for 79.6% of our operating revenues from EMS, and our revenues generated from EMS contributed to 45.6% of our operating revenues. In 2023 and 2024, raw material cost as a percentage of our operating revenues was 53.3% and 51.5%, respectively.

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

Critical Accounting Estimates

Impairment of goodwill. We only monitor goodwill for financial reporting purposes, not for internal management purposes. Therefore, goodwill is allocated to the cash-generating units for evaluation of impairment: packaging segment, testing segment, EMS segment and other segment. Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The calculation of the value in use requires management to estimate the future cash flows expected to be generated from the cash-generating units and use a suitable discount rate in order to calculate the present value. Where changes in facts and circumstances result in downward revision of actual future cash flows or upward revision of discount rates, a material impairment loss may arise. An impairment charge is incurred to the extent the carrying amount exceeds the recoverable amount. These estimates change from year-to-year based on operating results, semiconductor industry market conditions, as well as other factors and could materially affect the determination of the value in use of each cash-generating unit.

In evaluation of goodwill for impairment at the end of each year, we perform evaluation of goodwill for impairment by reviewing the recoverable amounts based on value in use which incorporates cash flow projections estimated by management covering a five-year period. The cash flows beyond that five-year period are extrapolated using a steady per annum growth rate. In assessing value in use, the estimated future cash flows are discounted to their present value using annual pre-tax discount rates which was 13.91%-14.56% as of December 31, 2024. The key assumption used in calculating each segment’s value in use also included the growth rates for operating revenues, which were based on the forecast for us and the industry as well as our historical performance.

We considered a sensitivity analysis of revenues growth achievement and expected return on capital expenditures to support the assumptions and to test the reasonableness of value in use of cash-generating unit, and also considered the terminal growth rate and the weighted average cost of capital. The results of the sensitivity analyses in the assumptions did not cause the carrying amount of goodwill to exceed the recoverable amount. As of December 31, 2024, we had goodwill of NT$52,525.3 million (US$1,601.9 million). For the years ended December 31, 2022, 2023 and 2024, no impairment loss was recognized. Our conclusion could, however, change in the future if actual results differ from our estimates and judgments are made under different assumptions and conditions. See notes 4, 5 and 18 to our consolidated financial statements included in this annual report for further information.

Results of Operations

The following table sets forth, for the periods indicated, selected financial data from our consolidated statements of comprehensive income.

	Year Ended December 31,
	2022		2023		2024
	NT$	Percentage	NT$	Percentage	NT$	US$	Percentage
	(in millions, except percentages)

Operating revenues	670,872.6	100.0%	581,914.5	100.0%	595,409.6	18,158.3	100.0%
Operating costs	(535,942.6)	(79.9)%	(490,157.4)	(84.2)%	(498,477.8)	(15,202.2)	(83.7)%

Gross profit	134,930.0	20.1%	91,757.1	15.8%	96,931.8	2,956.1	16.3%
Operating expenses	(54,754.4)	(8.2)%	(51,429.4)	(8.8)%	(57,765.4)	(1,761.7)	(9.7)%
Other operating income and expenses, net	1,014.3	0.2%	1,321.8	0.1%	1,172.6	35.8	0.2%

Profit from operations	81,189.9	12.1%	41,649.5	7.1%	40,339.0	1,230.2	6.8%
Non-operating income, net	573.7	0.1%	962.3	0.2%	1,394.4	42.5	0.2%

Profit before income tax	81,763.6	12.2%	42,611.8	7.3%	41,733.4	1,272.7	7.0%
Income tax expense	(17,145.5)	(2.5)%	(5,304.0)	(0.9)%	(7,916.5)	(241.4)	(1.3)%

Profit for the year	64,618.1	9.7%	37,307.8	6.4%	33,816.9	1,031.3	5.7%

Attributable to
Owners of the Company	61,501.6	9.2%	35,457.9	6.1%	32,378.9	987.5	5.4%
Non-controlling interests	3,116.5	0.5%	1,849.9	0.3%	1,438.0	43.8	0.3%

	64,618.1	9.7%	37,307.8	6.4%	33,816.9	1,031.3	5.7%

Other comprehensive income for the year, net of income tax	8,632.5	1.3%	449.4	0.1%	13,638.3	415.9	2.3%

Total comprehensive income for the year	73,250.6	11.0%	37,757.2	6.5%	47,455.2	1,447.2	8.0%

Attributable to				.			.
Owners of the Company	69,706.9	10.4%	36,020.6	6.2%	45,203.1	1,378.5	7.6%
Non-controlling interests	3,543.7	0.6%	1,736.6	0.3%	2,252.1	68.7	0.4%

	73,250.6	11.0%	37,757.2	6.5%	47,455.2	1,447.2	8.0%

The following table sets forth, for the periods indicated, earnings per Common Share and ADS.

	Year Ended December 31,
	2022	2023	2024

Earnings per Common Share (NT$)(1):
Basic	14.39	8.25	7.50
Diluted	13.81	8.04	7.20
Earnings per equivalent ADS (NT$)(1):
Basic	28.77	16.51	14.99
Diluted	27.61	16.08	14.40
Number of Common Shares (in million shares)(2):
Basic	4,274.7	4,295.9	4,319.0
Diluted	4,323.4	4,347.7	4,392.0
Number of equivalent ADSs (in million shares)(3)
Basic	2,137.3	2,147.9	2,159.5
Diluted	2,161.7	2,173.8	2,196.0

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

	Year Ended December 31,
	2022		2023		2024
	NT$	Percentage	NT$	Percentage	NT$	US$	Percentage
	(in millions, except percentages)

Operating revenues:
Packaging	303,947.5	45.3%	256,805.9	44.1%	261,731.4	7,982.0	44.0%
Testing	55,960.2	8.3%	49,879.9	8.6%	54,561.5	1,664.0	9.2%
EMS	301,966.8	45.0%	268,218.0	46.1%	271,293.3	8,273.7	45.6%
Gross profit
Packaging	82,327.0	27.1%	52,571.0	20.5%	56,345.8	1,718.4	21.5%
Testing	21,043.5	37.6%	15,303.2	30.7%	16,195.0	493.9	29.7%
EMS	28,947.4	9.6%	23,203.1	8.7%	24,259.0	739.8	8.9%

The following table sets forth, for the periods indicated, a breakdown of our total operating costs and operating expenses, expressed as a percentage of operating revenues.

	Year Ended December 31,
	2022	2023	2024

Operating costs
Raw materials	52.1%	53.3%	51.5%
Labor	10.1%	10.4%	10.8%
Depreciation, amortization and rental expense	7.6%	9.0%	9.1%
Others	10.1%	11.5%	12.3%
Total operating costs	79.9%	84.2%	83.7%
Operating expenses
Selling	1.0%	1.1%	1.3%
General and administrative	3.5%	3.3%	3.6%
Research and development	3.7%	4.4%	4.8%
Total operating expenses	8.2%	8.8%	9.7%

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Operating Revenues. Operating revenues increased by 2.3% to NT$595,409.6 million (US$18,158.3 million) in 2024 from NT$581,914.5 million in 2023, primarily due to higher sales in our packaging and testing business. Revenues from our export sales, based on the country in which the customer is headquartered, were NT$511,422.0 million and NT$506,134.7 million (US$15,435.6 million) in 2023 and 2024, respectively, which contributed 87.9% and 85.0% of our total sales for those years. Packaging revenues increased 1.9% to NT$261,731.4 million (US$7,982.0 million) in 2024 from NT$256,805.9 million in 2023. Testing revenues increased 9.4% to NT$54,561.5 million (US$1,664.0 million) in 2024 from NT$49,879.9 million in 2023. The increase in packaging and testing revenues was primarily driven by growing demand in our leading-edge advanced packing segment. Revenues from our EMS business increased 1.1% to NT$271,293.3 million (US$8,273.7 million) in 2024 from NT$268,218.0 million in 2023, primarily due to higher sales in our automotive, computing, and consumer business, partially offset by declines in our communication and industrial business.

Gross Profit. Gross profit increased by 5.6% to NT$96,931.8 million (US$2,956.1 million) in 2024 from NT$91,757.1 million in 2023. Our gross profit as a percentage of operating revenues, or gross margin, was 16.3% in 2024 compared to 15.8% in 2023, which was primarily driven by foreign currency fluctuation and improved operating leverage from our packaging and testing business, offset in part by higher utility costs. Our operating costs consist primarily of raw material costs and labor costs as well as depreciation, amortization, and rental expenses. Raw material costs in 2024 were NT$306,359.2 million (US$9,343.1 million) compared to NT$310,179.3 million in 2023, primarily due to changes in our product mix. As a percentage of operating revenues, raw material costs decreased to 51.5% in 2024 from 53.3% in 2023. Labor costs in 2024 were NT$64,267.7 million (US$1,959.9 million) compared to NT$60,762.0 million in 2023, primarily due to increased overtime costs for our employees. As a percentage of operating revenues, labor cost increased to 10.8% in 2024 from 10.4% in 2023. Depreciation, amortization, and rental expenses in 2024 were NT$54,253.9 million (US$1,654.6 million) compared to NT$52,485.4 million in 2023. As a percentage of operating revenues, depreciation, amortization, and rental expenses increased to 9.1% in 2024 from 9.0% in 2023. Our gross margin for packaging and testing businesses increased to 22.5% in 2024 from 21.8% in 2023, which was primarily attributable to higher efficiency of our factories and a favorable foreign exchange environment, offset in part by higher utility costs and increased factory supply consumption due to our shifting product mix. Our gross margin for EMS business increased to 8.9% in 2024 from 8.7% in 2023, which was primarily attributable to product mix.

Profit from Operations. Profit from operations decreased by 3.1% to NT$40,339.0 million (US$1,230.2 million) in 2024 compared to NT$41,649.5 million in 2023. Our profit from operations as a percentage of operating revenues decreased to 6.8% in 2024 from 7.1% in 2023 primarily due to higher operating expenses. General and administrative expenses increased 10.9% to NT$21,467.2 million (US$654.7 million) in 2024 from NT$19,360.5 million in 2023. General and administrative expenses as a percentage of our operating revenues was 3.6% in 2024 compared to 3.3% in 2023. Research and development expenses increased 13.1% to NT$28,830.3 million (US$879.2 million) in 2024 compared to NT$25,499.4 million in 2023. Research and development expenses as a percentage of our operating revenues was 4.8% in 2024 compared to 4.4% in 2023. Selling and marketing expenses increased 13.7% to NT$7,467.8 million (US$227.7 million) in 2024 from NT$6,569.5 million in 2023. Selling and marketing expenses as percentages of operating revenues was 1.3% in 2024 compared to 1.1% in 2023. The increase in the operating expenses was primarily due to our continued scaling up of research and development activities to meet the expanding demand for leading-edge advanced packaging services, and higher labor costs, including employee bonus and profit sharing expenses in relation to business performance, as well as costs related to share-based payment arrangements.

We had a net other operating income of NT$1,172.6 million (US$35.8 million) in 2024 compared to NT$1,321.8 million in 2023. The decrease was primarily due to decreases in royalty income.

Non-Operating Income and Expenses. We had a net non-operating income of NT$1,394.4 million (US$42.5 million) in 2024 compared to NT$962.3 million in 2023. This increase was primarily due to an increase in gain on valuation of financial instruments, partially offset by foreign exchange losses and an increase in finance costs.

Net Profit. Net profit, excluding non-controlling interests, decreased by 8.7% to NT$32,378.9 million (US$987.5 million) in 2024 compared to NT$35,457.9 million in 2023. Our diluted earnings per ADS decreased to NT$14.40 (US$0.44) in 2024 compared to NT$16.08 in 2023. Our income tax expenses increased by 49.3% to NT$7,916.5 million (US$241.4 million) in 2024 compared to NT$5,304.0 million in 2023. This increase was primarily attributed to the higher additional income tax imposed on unappropriated earnings in the R.O.C.

In relation to the SPIL Acquisition, we identified the difference between investment cost and our share of net fair value of SPIL’s identifiable assets and liabilities, or PPA effects of SPIL Acquisition, which caused the increase in the total of NT$4,508.7 million and NT$4,193.7 million (US$127.9 million), of which an increase of NT$3,496.3 million and NT$3,191.8 million (US$97.3 million) to depreciation and amortization in operating costs, NT$1,000.0 million and NT$1,000.0 million (US$30.5 million) to amortization in operating expenses and NT$12.4 million and NT$1.9 million (US$0.1 million) to other operating income and expenses, net in 2023 and 2024, respectively.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

For a detailed description of the comparison of our operating results for the year ended December 31, 2023 to the year ended December 31, 2022, please refer to “Item 5. Operating and Financial Review and Prospects— Operating Results and Trend Information—Results of Operations—Year Ended December 31, 2023 Compared to Year Ended December 31, 2022” of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 3, 2024.

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

	Quarter Ended,
	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,
	2023	2023	2023	2023	2024	2024	2024	2024
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(in millions, except percentages)

Operating Revenues
Packaging	60,029.5	61,845.7	68,709.3	66,221.4	59,458.4	62,834.2	69,154.2	70,284.6
Testing	11,407.1	12,291.6	12,818.6	13,362.6	12,101.8	12,622.9	14,123.9	15,712.9
EMS	57,730.9	60,384.1	70,947.6	79,155.4	59,326.1	62,852.5	74,871.3	74,243.4
Others	1,723.6	1,753.9	1,691.3	1,841.9	1,916.6	1,928.4	1,955.7	2,022.7

Total	130,891.1	136,275.3	154,166.8	160,581.3	132,802.9	140,238.0	160,105.1	162,263.6

Gross Profit (Loss)
Packaging	11,278.2	12,147.3	14,439.9	14,705.6	12,142.0	13,528.9	15,329.1	15,345.8
Testing	3,168.5	3,782.6	3,934.3	4,417.8	3,221.4	3,436.9	4,348.2	5,188.5
EMS	4,570.0	5,583.9	6,430.1	6,619.1	5,397.8	5,969.5	6,753.5	6,138.2
Others	322.7	227.0	111.3	18.8	60.0	118.9	(5.0)	(41.9)

Total	19,339.4	21,740.8	24,915.6	25,761.3	20,821.2	23,054.2	26,425.8	26,630.6

Gross Profit (%)
Packaging	18.8%	19.6%	21.0%	22.2%	20.4%	21.5%	22.2%	21.8%
Testing	27.8%	30.8%	30.7%	33.1%	26.6%	27.2%	30.8%	33.0%
EMS	7.9%	9.2%	9.1%	8.4%	9.1%	9.5%	9.0%	8.3%
Overall	14.8%	16.0%	16.2%	16.0%	15.7%	16.4%	16.5%	16.4%

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

We were entitled to tax credits under the R.O.C. Statute for Industrial Innovation Act for qualifying research and development expenses related to innovation activities, but the amount of tax credit is limited to only up to 15% of the total research and development expenses for the year, subject to a cap of 30% of the income tax payable for the year in which the expenses were incurred. Moreover, we are eligible for tax credits under amendment to the Article 10-1 of the R.O.C. Statute for investments in smart machinery, 5G mobile networks, and cyber security products/services, with expenditure of more than NT$1 million and under NT$1 billion in the same taxable year. We can select to claim the tax credit within three years using a 3% tax credit rate or within the current year using a 5% tax credit rate, subject to a cap of 30% of the income tax payable for the year in which the expenses were incurred. In addition, effective from January 1, 2023, we are eligible for tax credits under amendment to the Article 10-2 of the R.O.C. Statute for qualifying research and development expenses related to innovation activities and possess aleading position in global supply chain, but the amount of tax credit is limited to up to 25% of the total qualifying research and development expenses, and up to 5% on acquisition of machinery and equipment used in advanced manufacturing processes, both of which are subjected to a cap of 30% of the income tax payable for the fiscal year. The total amount of tax credits shall not exceed 50% of the income tax payable for the fiscal year. We apply for investment credits to increase effects of tax benefits.

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

Beginning with the undistributed earnings with the addition of the income tax declaration from for-profit enterprises of 2018, within three years of the year following the occurrence of the earnings, the earnings are used to construct or purchase buildings, software or hardware equipment, or technology for use in production or operation as needed up to a certain amount. The investment amount calculated from the undistributed earnings for the year in accordance with the provisions of Article 66-9 of the R.O.C. Income Tax Act may be listed as a deduction item. We have only deducted the amount of capital expenditure from the unappropriated earnings that has been reinvested when calculating the tax on unappropriated earnings for tax reporting purposes. However, we did not deduct such investment amounts from the undistributed earnings in calculation of income tax on unappropriated earnings in 2023 and 2024 for financial reporting purposes.

In addition, we are subject to the R.O.C. Controlled Foreign Company (“CFC”) rules, which were enacted in 2016 and took effect on January 1, 2023, pursuant to which certain profits retained at a CFC located in a low-tax jurisdiction and without commercial substance would be taxed in advance at the Taiwan parent company level, subject to certain exemptions.

Our non-R.O.C. subsidiaries are subject to taxation in their respective jurisdiction. Some of our P.R.C. subsidiaries qualified as high technology enterprises were entitled to a reduced income tax rate of 15% and were eligible to deduct certain research and development expenses from their taxable income.

In 2024, our effective income tax rate increased to 18.97% from 12.45% in 2023 primarily due to the reversal of additional income tax imposed on unappropriated earnings in the R.O.C in 2023. We believe that our future estimated taxable income will be sufficient to utilize our deferred tax assets recorded as of December 31, 2024.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2024, our primary source of liquidity was NT$76,492.8 million (US$2,332.8 million) of cash and cash equivalents and NT$8,390.6 million (US$255.9 million) of financial assets – current, consisting mainly of quoted shares, open-end mutual funds, convertible notes, swap contracts, and forward exchange contracts. As of December 31, 2024, we had total unused credit lines of NT$375,733.9 million (US$11,458.8 million). As of December 31, 2024, we had working capital of NT$40,861.4 million (US$1,246.2 million).

As of December 31, 2024, we had total debts of NT$213,868.2 million (US$6,522.4 million), of which NT$47,444.9 million (US$1,446.9 million) were short-term debts, NT$18,882.9 million (US$575.9 million) were current portions of long-term debts, NT$7,812.0 million (US$238.3 million) were lease liabilities (including current and non-current), and NT$139,728.4 million (US$4,261.3 million) were long-term debts. In 2024, the maximum amount of our short-term and current portion of long-term debts was NT$87,598.6 million (US$2,671.5 million) and the average amount of our short-term and current portion of long-term debts was NT$80,250.6 million (US$2,447.4 million). The fluctuation was primarily because our working capital balance periodically fluctuated during 2024. The annual interest rate for short-term bank loans and current hedging financial liabilities ranged from 1.75% to 6.96% during the year ended December 31, 2024. Our short-term debts consist of bank loans and hedging financial liabilities. Our short-term bank loans are primarily revolving facilities with a term of one year, each of which may be extended on an annual basis with lender consent. Our long-term debts consist of bonds payable and bank loans. Our long-term and current portion of bonds payable and bank loans typically carried variable annual interest rates which ranged from 0.85% to 5.33% in the year ended December 31, 2024. For the maturity information and interest rates by currencies, see “Item 11—Quantitative and Qualitative Disclosures about Market Risk—Market Risk—Interest Rate Risk.”

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

We have provided a portion of our assets, with a carrying value of NT$22,556.3 million (US$687.9 million) as of December 31, 2024, as collateral to secure our obligations under our bank borrowings, tariff guarantees of imported raw materials, or collateral.

Cash Flows

	Year Ended December 31,
	2022	2023	2024
	NT$	NT$	NT$	US$
	(in millions)

Capital expenditures	(72,639.9)	(54,158.2)	(79,521.9)	(2,425.2)
Net cash flows generated from (used in):
Operating activities	111,001.0	114,421.8	90,787.8	2,768.8
Investing activities	(73,951.9)	(55,122.0)	(83,908.7)	(2,559.0)
Financing activities	(62,458.8)	(49,101.0)	(7,271.2)	(221.8)

Net cash generated from operating activities amounted to NT$90,787.8 million (US$2,768.8 million) in 2024, primarily from (i) our operating performance with a profit before income tax of NT$41,733.4 million (US$1,272.7 million), (ii) our non-cash items of depreciation and amortization of NT$59,815.2 million (US$1,824.2 million), and (iii) net changes in working capital of NT$2,290.9 million (US$69.9 million), partially offset by the income tax payment of NT$9,072.6 million (US$276.7 million) and interest payment of NT$6,419.1 million (US$195.8 million). Net cash generated by operating activities amounted to NT$114,421.8 million in 2023, primarily from (i) our operating performance with profit before income tax of NT$42,611.8 million, (ii) our non-cash items of depreciation and amortization of NT$58,101.9 million, and (iii) the net changes in inventories of NT$25,401.8 million and trade receivables of NT$15,868.8 million, partially offset by (i) the net changes in trade and other payables of NT$17,319.1 million, and (ii) the income tax payment of NT$15,474.6 million. The decrease in net cash generated from operating activities in 2024 compared to 2023 was primarily due to cash outflows resulting from an increase in trade receivables, partially offset by cash inflows resulting from an increase in trade and other payables and decrease in income tax paid.

Net cash used in investing activities amounted to NT$83,908.7 million (US$2,559.0 million) in 2024, primarily due to our net payment for property, plant and equipment of NT$78,613.9 million (US$2,397.5 million). Net cash used in investing activities amounted to NT$55,122.0 million in 2023, primarily due to our net payment for property, plant and equipment of NT$53,682.9 million. The increase in net cash used in investing activities in 2024 compared to 2023 was primarily due to increased payments relating to property, plant and equipment. Payments for property, plant and equipment can fluctuate based on the timing of the purchase, receipt and acceptance of the equipment.

Net cash used in financing activities amounted to NT$7,271.2 million (US$221.8 million) in 2024. This amount comprises net proceeds from short-term and long-term bank loans, bills payable, and bonds payable in the amount of NT$16,486.8 million (US$502.8 million), partially offset by payments of cash dividends of the NT$22,459.4 million (US$684.9 million) in 2024. Net cash used in financing activities amounted to NT$49,101.0 million in 2023. This amount comprises net payments of short-term and long-term bank loans, bills payable, and bonds payable in the amount of NT$10,817.4 million and the payments of cash dividends in the amount of NT$37,840.6 million. The decrease in net cash used in financing activities in 2024 compared to 2023 was primarily due to increases in net proceeds from short-term and long-term debts and a decrease in cash dividends paid.

Contractual Obligations

The following table sets forth the maturity of our contractual obligations as of December 31, 2024.

		Payments due to period
	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years

	(in NT$ millions)

Short-term debts(1)	47,829.1	47,829.1	-	-	-
Long-term debts(2)	170,245.1	23,688.2	134,504.3	4,157.8	7,894.8
Lease obligations(3)	9,403.3	1,154.7	1,590.8	1,085.8	5,572.0
Capital purchase obligations(4)(5)	66,086.5	66,086.5	-	-	-
Other purchase obligations	117.1	29.3	58.5	29.3	-

Total(6)(7)	293,681.1	138,787.8	136,153.6	5,272.9	13,466.8

(1)	Short-term borrowings, including interest payments.

(2)	Long-term and current portion of borrowings, and bonds payable (before addition of unamortized premiums), including interest payments.

(3)

Represents our commitments under leases liabilities and imputed interest which are mainly from land and buildings and improvements. See Note 16 to our consolidated financial statements included in this annual report.

(4)

Represents material commitments to purchase machinery and equipment of approximately NT$68,028.6 million (US$2,074.7 million), of which NT$1,942.1 million (US$59.2 million) had been paid as of December 31, 2024.

(5)

Excludes material commitments for construction of approximately NT$50,234.6 million (US$1,532.0 million), of which NT$3,948.8 million (US$120.4 million) had been paid as of December 31, 2024, since the schedule of payments is difficult to determine.

(6)

Excludes our unfunded defined benefit obligation since the schedule of payments is difficult to determine. Under defined benefit pension plans, we made pension contributions of approximately NT$646.7 million (US$19.7 million) in 2024, and we estimate that we will contribute approximately NT$414.6 million (US$12.6 million) in 2025. See note 23 to our consolidated financial statements included in this annual report.

(7)

Excludes uncertain tax liabilities. We recognized additional taxes payable of NT$323.3 million (US$9.9 million) and accrued interest and penalties of NT$21.2 million (US$0.6 million) related to uncertain tax positions as of or for the year ended December 31, 2024. Because we were unable to make a reasonable estimate of the timing of the tax audits, such balances were not included in the table.

As of December 31, 2024, we were not in breach of any of the financial covenants under our existing loan agreements. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Restrictive covenants and broad default provisions in our existing debt agreements may materially restrict our operations as well as adversely affect our liquidity, financial condition, and results of operations.”

As of December 31, 2024, we had no contingent obligations, which normally consist of guarantees provided by us to our subsidiaries.

Capital Expenditures

Our capital expenditures for the years ended December 31, 2022, 2023, and 2024 for property, plant, and equipment were NT$75,800.6 million, NT$48,758.7 million, and NT$96,207.5 million (US$2,934.1 million), respectively. We are adaptable to changing customer needs and will be able to expand our footprint to other countries and regions as needed in the future. Any future expansion of our operating activities could result in additional capital expenditures. We anticipate our capital expenditures in 2025 will be financed through existing cash, expected cash flow from operations, and existing credit lines under our loan facilities and will consist of, among other things, additional machinery and equipment procurements for our capacity expansions. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” for more information.

We have made, and expect to continue to make, substantial capital expenditures in connection with the expansion of our production capacity. The table below sets forth our principal capital expenditures incurred for the years indicated.

	Year Ended December 31,

	2022	2023	2024

	NT$	NT$	NT$
	(in millions)

Land and land improvements	1,453.8	424.1	3,931.9
Building and improvements	24,241.9	19,948.2	31,982.7
Machinery and equipment	50,104.9	28,386.4	60,292.9

Total	75,800.6	48,758.7	96,207.5

We had commitments for capital expenditures of approximately NT$118,263.2 million (US$3,606.7 million), of which NT$5,890.9 million (US$179.6 million) had been prepaid as of December 31, 2024, primarily in connection with the expansion of our operations. We may adjust our capital expenditures based on market conditions, the progress of our expansion plans, and cash flow from operations. Due to the rapid changes in technology in the semiconductor industry, we frequently need to invest more in land, buildings, factories as well as machinery and equipment, which may require us to raise additional capital. As we are responsive to changing customer needs and could expand our footprint to other countries and regions if needed in the future, we cannot ensure that we will be able to raise additional capital should it become necessary on terms acceptable to us, or at all. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—If we are unable to obtain sufficient funding in a timely manner or on acceptable terms, our results of operations and financial conditions may be materially and adversely affected.”

We believe that our cash and cash equivalents, short-term investments, expected cash flow from operations, and existing credit lines under our loan facilities will be sufficient to meet our capital expenditures, purchase commitments, working capital, cash obligations under our existing debts and lease arrangements, and other business requirements associated with existing operations, over the next twelve months and beyond. We currently hold cash primarily in U.S. dollars, RMB, NT dollars, Korean Won, Japanese yen, and EUR. As of December 31, 2024, we had contractual obligations of NT$274,941.4 million (US$8,384.9 million) due in the next three years. We currently expect to meet our payment obligations through the expected cash flow from operations, long-term borrowings, and the issuance of additional equity. We will continue to evaluate our capital structure and periodically may decide to increase or decrease our financial leverage through equity offerings or borrowings. The issuance of additional equity securities may result in additional dilution to our shareholders.

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

RESEARCH AND DEVELOPMENT

For 2023 and 2024, our research and development expenditures totaled approximately NT$25,499.4 million and NT$28,830.3 million (US$879.2 million), respectively. These expenditures represented approximately 4.4% and 4.8% of operating revenues in 2023 and 2024, respectively. As of December 31, 2024, we had a research and development team of 12,715 employees. We cultivate and maintain a research and development engineering team that continuously surveys and adapts to the latest trends in technology. Our research and development activities are primarily directed toward optimizing relevant technologies in key components, manufacturing processes, and product development. Our research and development objectives are to enhance the performance of our products and drive greater business growth. To incentivize innovation and encourage our employees to engage in research and development, we offer cash rewards to employees that contribute significantly to our research efforts.

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

TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from January 1, 2024 to December 31, 2024 that are reasonably likely to have a material effect on our operating revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to not be indicative of future operating results or financial conditions.

SAFE HARBOR

Please see the section entitled “Special Note Regarding Forward-Looking Statements.”

Item 6. Directors, Senior Management and Employees

DIRECTORS AND SENIOR MANAGEMENT

Directors

Our board of directors is elected by our shareholders in a shareholders’ meeting at which a quorum, consisting of a majority of all issued and outstanding Common Shares, not including treasury stocks and Common Shares held by our subsidiaries, is present. The chairman is elected by the board from among the directors. Our board of directors, including three independent directors, is responsible for the management of our business.

We have 9 directors seats, each serving a three-year term. The current board of directors was elected in an annual general shareholders’ meeting on June 26, 2024 and began serving on June 27, 2024. Directors may serve any number of consecutive terms and may be removed from office at any time by a resolution adopted at a meeting of shareholders. Normally, all board members are elected at the same meeting of shareholders, except where the posts of one-third or more of the directors are vacant, at which time an extraordinary general shareholders’ meeting shall be convened to elect directors to fill the vacancies. We and our subsidiaries do not have service contracts with our directors that provide for benefits upon termination of employment.

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

Compensation Committee

Our compensation committee currently consists of Shen-Fu Yu, the chairman of our compensation committee, Wen-Chyi Ong, and Hsiao-Ying Ku. Our board of directors established a compensation committee to satisfy the requirements under the R.O.C. Securities and Exchange Act. As stipulated by relevant R.O.C. regulations, a majority of the committee members shall be independent directors, and the committee members shall elect an independent director to serve as meeting chairman and convener, who will represent the committee externally. We do not assess the independence of our compensation committee member(s) under the independence requirements of the NYSE listing standards but adopt the independence standard as promulgated under the R.O.C. Regulations Governing the Appointment and Exercise of Powers by the Remuneration Committee of a Company Whose Stock Is Listed on the TWSE or the Taipei Exchange. Our compensation committee meets at least twice a year. Our board of directors has adopted a compensation committee charter for our compensation committee. The compensation committee shall exercise the due care of a good administrator and faithfully perform the duties listed below, and shall submit its recommendations to the board of directors for discussion. (i) Prescribe and periodically review the performance review and remuneration policy, system, standards, and structure for directors and managerial officers. (ii) Periodically evaluate and prescribe the remuneration of directors managerial officers. (iii) The compensation committee shall exercise the care of a good administrator to examine remuneration system for directors, supervisors and managerial officers adopted by the board of directors of a subsidiary and the reference data related to the remuneration of directors, supervisors, and managerial officers submitted by the subsidiary and submit its opinion to the board of directors. “Subsidiary” as used in the forementioned sentence is confined to the enterprises that the Company holds shares directly and actually engaged in production and manufacturing.

Risk Management Committee

Our risk management committee currently consists of Shen-Fu Yu, Mei-Yueh Ho, the chairman of our risk management committee, and Du-Tsuen Uang. In December 2019, our board of directors passed a resolution to establish a risk management committee, which has no less than half of its membership comprised of independent directors, and approved its charter to enable us to discover and preempt internal and external operational risks. The risk management committee is responsible for overseeing overall risk management, implementing the decisions of the board of directors in connection to risk management, coordinating and promoting interdepartmental risk management plans, supervising and managing overall risk control and remedial mechanisms, and auditing and integrating each risk control report. Our risk management committee convenes regular meetings at least twice a year and files an annual report to our board of directors to inform the board about the status of risk management implementation and share insights for optimization. In July 2023, our risk management system passed BSI verification according to ISO 31000 and received the Risk Management Framework Compliance statement of conformity.

Corporate Sustainability Committee (the “CSC”)

Our corporate sustainability committee currently consists of chairperson Jason C.S. Chang, Tien Wu, Jeffrey Chen, Andrew Tang, Shen-Fu Yu, Mei-Yueh Ho, and Wen-Chyi Ong. Our CSC was established since 2018 to serve as the highest level of authority in the planning and supervision of sustainability-related strategies. In November 2024, upon resolution of the board of directors, the committee was formalized as a functional committee, and the CSC charter was approved, stipulating that all CSC members shall be appointed from among members of the board of directors, with the chairman of the board serving as the chairperson of the CSC. The CSC is responsible for formulating, promoting, and enhancing our sustainable development policies, annual plans, and strategies, as well as overseeing implementation status, results of sustainable development tasks, sustainability information disclosures, and other sustainability-related tasks. The CSC reports its progress to our board of directors regularly. We also request major subsidiaries to establish group level sustainability committees in charge of their sustainability management to report to the CSC.

The following table sets forth information regarding all of our directors as of January 31, 2025. In accordance with R.O.C. law, each of our directors is elected either in his or her capacity as an individual or as an individual representative of a corporation or government. Persons designated to represent corporate or government shareholders as directors are nominated by such shareholders at the shareholders’ meeting and may be replaced as representatives by such shareholders at will. Of the current directors, five represent ASE Enterprises Limited. The remaining directors serve in their capacity as individuals.

Name	Position	Director Since	Age	Other Significant Positions Held Outside of ASEH

Jason C.S. Chang(1)(2)	Director and Chairman	2018	80	None
Richard H.P. Chang(1)(2)	Director, Vice Chairman and President	2018	78	Chairman, Sino Horizon Holdings Ltd.

Tien Wu(2)	Director and Chief Operating Officer	2018	67	None
Jeffrey Chen(2)	Director; Chairman, Universal Scientific Industrial (Shanghai) Co., Ltd.	2018	60	None
Rutherford Chang(3)(5)	Director; General Manager, China Region of ASE Inc.	2018	45	None
Andrew Tang(2)(4)	Director; Chief Procurement Officer; Vice Chairman, ASE Inc.	2024	49	None
Shen-Fu Yu	Independent Director and Member, Audit Committee, Compensation Committee, Risk Management Committee, and Corporate Sustainability Committee	2018	80	Independent Director, TaiGen Biopharmaceuticals Holdings Ltd.
Mei-Yueh Ho	Independent Director and Member, Audit Committee, Risk Management Committee, and Corporate Sustainability Committee	2018	74	Independent Director, Center Laboratories, Inc., Onward Therapeutics SA and Acer Inc.; Director, KINPO Electronics Inc.
Wen-Chyi Ong	Independent Director and Member, Audit Committee, Compensation Committee, and Corporate Sustainability Committee	2021	65	Independent Director, Kenda Rubber Industrial

(1)	Jason C.S. Chang and Richard H.P. Chang are brothers.
(2)

Representative of ASE Enterprises Limited, a company organized under the laws of Hong Kong, which held 15.49% of our total outstanding shares as of January 31, 2025. All of the outstanding shares of ASE Enterprises Limited are held through intermediary holding companies and under a revocable trust established under the laws of the Commonwealth of the Bahamas for the benefit of our Chairman, Jason C.S. Chang, and his family as of February 4, 2025.

(3)	Rutherford Chang is the son of Jason C.S. Chang.
(4)	Andrew Tang is the son-in-law of Jason C.S. Chang.
(5)	On February 7, 2025, ASE Technology Holding announced the passing of Mr. Rutherford Chang.

Audit Committee

For a discussion of our audit committee, see “—Directors and Senior Management—Directors.”

Executive Officers

The following table sets forth information regarding all of our executive officers as of January 31, 2025.

Name	Position	Years with the Company	Age

Jason C.S. Chang	Chairman	40	80
Richard H.P. Chang	Vice Chairman and President	40	78
Tien Wu	Chief Operating Officer	24	67
Joseph Tung	Chief Financial Officer	30	66
Du-Tsuen Uang	Chief Administration Officer	22	65
Andrew Tang	Chief Procurement Officer; Vice Chairman, ASE Inc.	10	49
Raymond Lo	General Manager, ASE Test Taiwan and Kaohsiung packaging facility	38	70
Tien-Szu Chen	General Manager, ASE Inc. Chung-Li branch	36	63
Rutherford Chang	General Manager, China Region of ASE Inc.	19	45
Chung Lin	General Manager, ASE Shanghai and ASE Electronics	20	61
Gichol Lee	General Manager, ASE Korea	9	62
Chih-Hsiao Chung	General Manager, ASE Japan and Wuxi Tongzhi	25	60
Kwai Mun Lee	President, ASE South-East Asia operations	26	62
Yean Peng Chen	General Manager, ASE Singapore Pte. Ltd.	26	53
Kelvin Liu Fook Lin	General Manager, ASE Malaysia	7	48
Kenneth Hsiang	Chief Executive Officer, ISE Labs and ISE Shanghai	25	54
Chi-Wen Tsai	Chairman and President, SPIL	40	77
Kevin Yu	General Manager, SZ	29	51
Jeffrey Chen	Chairman, Universal Scientific Industrial (Shanghai) Co., Ltd.	30	60
Chen-Yen Wei	Chairman, Universal Scientific Industrial Co., Ltd.; President, Universal Scientific Industrial (Shanghai) Co., Ltd.; General Manager, Universal Global Scientific Industrial Co., Ltd.	45	70
Jing Cao	General Manager, Universal Global Technology (Shanghai) Co., Ltd.	9	65
Ta-I Lin	General Manager, Universal Global Technology (Kunshan) Co. Ltd.	37	61
Yueh-Ming Lin	General Manager, Universal Global Technology (Huizhou) Co., Ltd.	29	59
Hui-Min Liu	General Manager, UNIVERSAL SCIENTIFIC INDUSTRIAL VIETNAM COMPANY LIMITED	21	52
Matthew Richard Behringer	General Manager, Universal Scientific Industrial De Mexico S.A. De C.V.	2	51
Nicolas Denis	Chief Executive Officer, Financière AFG	4	53
Ying Pin Wu	General Manager, Asteelflash Suzhou Co., Ltd.	16	58

Biographies of Directors and Executive Officers

Jason C.S. Chang has served as chairman and principal executive officer of ASEH since its founding in April 2018. He is also chairman of ASE Inc and a member of the corporate sustainablity committee of ASEH. Dr. Chang holds a bachelor’s degree in Electrical Engineering from National Taiwan University in Taiwan and a master’s degree from Illinois Institute of Technology. Dr. Chang received an Honorary Degree of Doctor of Engineering from National Sun Yat-sen University in Taiwan in November 2018 and an Honorary Degree of Doctor of Engineering from National Cheng Kung University in Taiwan in July 2022. He is the brother of Richard H.P. Chang, our vice chairman and president.

Richard H.P. Chang has served as vice chairman and president of ASEH since its founding in April 2018. Mr. Chang holds a bachelor’s degree in Industrial Engineering from Chung Yuan Christian University in Taiwan. He is the brother of Jason C.S. Chang, our chairman.

Tien Wu has served as a director and chief operating officer of ASEH since its founding in April 2018. He is also a member of the corporate sustainability committee of ASEH. Dr. Wu is currently the chief executive officer of ASE Inc. Prior to joining ASE Inc. in March 2000, Dr. Wu had worked at IBM. Dr. Wu holds a bachelor’s degree in Civil Engineering from National Taiwan University in Taiwan, and a master’s and a doctorate degree in Mechanical Engineering and Applied Mechanics from the University of Pennsylvania. In 2015, Dr. Wu received an Honorary Degree of Doctor of Science from Binghamton University in New York. In 2024, Dr. Wu was elected to the United States National Academy of Engineering for work in sustainable electronics manufacturing and advancements in the high-volume production of semiconductor packaging.

Jeffrey Chen has served as a director of ASEH since its founding in April 2018 and he has also served as a director of ASE Inc. since June 2003. He is also a member of the corporate sustainability committee of ASEH. Mr. Chen has served as chairman of Universal Scientific Industrial (Shanghai) Co., Ltd. since June 2018. Prior to joining ASE Inc., he worked in the corporate banking department of Citibank, N.A. in Taipei and as a vice president of corporate finance at Bankers Trust in Taipei. Mr. Chen holds a bachelor’s degree in Finance and Economics from Simon Fraser University in Vancouver, Canada and a master’s degree in Business Administration from the University of British Columbia in Canada.

Rutherford Chang has served as a director of ASEH since its founding in April 2018. He has also served as a director of ASE Inc. since June 2009 and general manager of China Region of ASE Inc. since June 2010. Mr. Chang holds a bachelor’s degree in Psychology from Wesleyan University in Connecticut. He is the son of Jason C.S. Chang, our chairman. On February 7, 2025, ASEH announced the passing of Mr. Rutherford Chang.

Andrew Tang has served as a director of ASEH since June 2024 and holds the positions of chief procurement officer for ASEH since September 2023 and vice-chairman and deputy chief executive officer for ASE Inc. He is also a member of the corporate sustainability committee of ASEH. Mr. Tang is also a director of ASE Inc., ASE Cultural & Education Foundation, and ASE Environmental Protection and Sustainability Foundation. Prior to joining ASE in August 2014, Mr. Tang worked at privately-held and publicly-held investment firms, including Morgan Stanley in New York. Mr. Tang holds a bachelor’s degree in Mathematics and Economics from Yale University. Mr. Tang is the son-in-law of Mr. Jason C.S. Chang, our chairman.

Shen-Fu Yu has served as an independent director of ASEH since June 2018. Mr. Yu is also a member of the audit committee, compensation committee, risk management committee, and corporate sustainability committee of ASEH. He is an independent director, and a member of the audit committee and compensation committee of TaiGen Biopharmaceuticals Holdings Ltd. He worked at the Deloitte & Touche accounting firm as a consultant from June 2003 to November 2006. Mr. Yu holds a bachelor’s degree in Accounting from National Taiwan University in Taiwan and a master’s degree in Accounting from National Chengchi University in Taiwan.

Mei-Yueh Ho has served as an independent director of ASEH since June 2018. She is also a member of the audit committee, risk management committee, and corporate sustainability committee of ASEH. Ms. Ho is an independent director of Center Laboratories, Inc., Onward Therapeutics S.A., and Acer Inc., and is a member of the audit committee of Center Laboratories, Inc. and Acer Inc. She is also a member of the compensation committee of Center Laboratories, Inc., Acer Inc. and a board director of KINPO Electronics Inc. She is also a member of the investment committee of Acer Inc. Ms. Ho served as Minister of Ministry of Economic Affairs, R.O.C. from May 2004 to January 2006. She was also Chairperson of the Council for Economic Planning and Development, R.O.C. from May 2007 to May 2008. Ms. Ho holds a bachelor’s degree in Agricultural Chemistry from National Taiwan University in Taiwan.

Wen-Chyi Ong has served as an independent director of ASEH since August 2021. Mr. Ong is also a member of the audit committee, compensation committee, and corporate sustainaiblity committee of ASEH. Mr. Ong is now an adjunct professor of finance at the Business School of National Chengchi University in Taipei. In July 2017, Mr. Ong was invited by the board of the SinoPac Financial Holding Company to lead the distressed financial institution. Spending three years with the bank, Mr. Ong successfully turned the bank around in terms of profitability and corporate governance. Prior to this private sector job, Mr. Ong was chairman of the state-owned Chunghwa Post Company. Before returning to Taipei, Mr. Ong was Taiwan’s representative to India between 2008 and 2012. With ambassadorial ranking, he played a critical role in enhancing India-Taiwan’s economic and cultural relations. In 2005, Mr. Ong was appointed by Taiwan’s Financial Supervisory Commission (FSC) to set up a representative office in New York where he worked closely with U.S. financial regulators for cross-border supervision. Prior to New York, Mr. Ong was a Trade Negotiator representing Taiwan at the World Trade Organization. He spent three years in Geneva. In Taiwan, Mr. Ong was a financial regulator for foreign banks for two years and director for the QFII (Qualified Foreign Institutional Investors) business for four years. In his earlier career, he spent six years in Washington, DC as a junior Foreign Service Officer. Mr. Ong graduated from the National Taiwan University in 1981, majoring in international relations. In 1998, Mr. Ong enrolled in the Cass Business School of the City University, London, where he earned an MS degree in investment and risk management.

Joseph Tung has served as chief financial officer of ASEH since its founding in April 2018. He was a director of ASE Inc. from April 1997 to December 2020 and chief financial officer of ASE Inc. from December 1994 to July 2020. He was an independent director of Ta Chong Bank Ltd. from October 2007 to December 2017. Before joining ASE Inc., Mr. Tung was a vice president at Citibank, N.A. Mr. Tung holds a bachelor’s degree in Economics from National Chengchi University in Taiwan and a master’s degree in Business Administration from the University of Southern California.

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

Raymond Lo has been with ASEH since its founding in April 2018 and served as general manager of our packaging facility in Kaohsiung, Taiwan since April 2006. Mr. Lo also served as a supervisor of ASE Inc. between July 2000 and May 2006 and director of ASE Inc. since May 2006. Before joining ASE Inc., Mr. Lo was a director of quality assurance at Zeny Electronics Co. Mr. Lo holds a bachelor’s degree in Electronic Physics from National Chiao Tung University in Taiwan.

Tien-Szu Chen has been with ASEH since its founding in April 2018. Mr. Chen has served as a director of ASE Inc. since June 2015 and general manager of ASE Inc. Chung-Li branch since August 2015. He has also served as a supervisor of ASE Inc. from June 2006 to June 2015 and president of PowerASE Technology Inc. from June 2006 to May 2012. Prior to joining ASE Inc. in June 1988, Mr. Chen worked at TSMC and Philips Semiconductor Kaohsiung. Mr. Chen holds a bachelor’s degree in Industrial Engineering from Chung Yuan Christian University in Taiwan.

Chung Lin has served as general manager of ASE Electronics since May 2023, and ASE Shanghai since May 2018. Mr. Lin was previously the vice president of ASESH AT since May 2012, vice president of ASEWH since 2010 and ASE Shanghai since May 2005. Prior to joining ASE Inc., he worked at HP Taiwan and Orient Semiconductor Electronics, Ltd. Mr. Lin holds a master’s degree in Computer Science from Columbia University.

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

Kelvin Liu Fook Lin has been with ASE Malaysia since 2017 and served as its general manager in 2024. Prior to his appointment as general manager, Mr. Liu held various leadership roles, including business unit vice president for CuClip, Image Sensors, and Memory. In addition, he leads the Design and Development division at ASE Malaysia. Mr. Liu holds a First-Class Honours Bachelor’s degree in Electrical and Electronics from Lincolnshire and Humberside University in the UK.

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

Chi-Wen Tsai was with ASEH from April 2018 to June 2024. Mr. Tsai has been SPIL’s director since August 1984. Mr. Tsai is currently chairman and president of SPIL. Mr. Tsai holds a bachelor’s degree in Electrical Engineering from National Taipei Institute of Technology in Taiwan.

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

Matthew Richard Behringer has served as general manager of USI Mexico since December 2024 and as senior vice president of North America operations since February 2024. He joined USI as vice president in May 2022. Prior to joining USI, he held executive leadership positions for over 25 years at various companies, including Jabil and Ultra Clean Technologies in the United States. Mr. Behringer holds a Bachelor’s degree in International Business from St. Petersburg College and a Master of Business Administration from the University of Florida. He is also a certified Six Sigma Black Belt by ASQ.

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

COMPENSATION

In 2024, we recorded expenses of approximately NT$1,583.5 million (US$48.3 million) as remuneration to our directors and executive officers. In 2024, we accrued pension costs of NT$10.4 million (US$0.3 million) for retirement benefits for our management.

Our Articles of Incorporation stipulates to distribute employees’ compensation and remuneration to directors at the rates of 0.01%-1.00% and no higher than 0.75%, respectively, of net profit before income tax, employees’ compensation and remuneration to directors. We recorded NT$79.9 million (US$2.4 million) as compensation to our directors for the year ended December 31, 2024.

In addition, our Articles of Incorporation sets the remuneration of our independent directors at NT$3.0 million (US$0.1 million) per year.

We have not provided any loans to, or guarantees for, the benefit of any of our directors or executive officers. For information regarding our pension and other retirement plans and those of our subsidiaries, see Note 23 to our consolidated financial statements included in this annual report.

Employee Compensation

We award bonuses to employees of ASEH and its subsidiaries who are located in Taiwan based on overall income and individual performance targets. Employees are eligible to receive bonuses in the form of our Common Shares valued at the closing price (after adjustment with consideration of the effects on the share price, if any, brought by cash and stock dividends resolved at shareholders’ meetings) of our Common Shares on the day prior to our meeting of the board of directors. Actual amounts of compensation to individual employees are determined based upon the employee meeting specified individual performance objectives. We recorded NT$81.1 million (US$2.5 million) as compensation to our employees for the year ended December 31, 2024.

Share-Based Payment Arrangements

ASEH Employee Share Option Plans

ASEH assumed ASE’s obligations of outstanding employee stock option plans on April 30, 2018, including the 2015 employee share option plan. ASEH adopted the first and the second employee share option plans in November 2018 and August 2023, respectively. As a result, as of December 31, 2024, ASEH maintained three employee stock option plans, adopted in 2015, 2018, and 2023, respectively.

Pursuant to these plans, our full-time employees are eligible to receive share options. Under the 2015, 2018 and 2023 option plans, each share option represents the right to purchase one ordinary share of the Company when exercised. The right of those share options granted under the plan is valid for 10 years, non-transferable and exercisable at certain percentages subsequent to the second anniversary of the grant date. For any subsequent changes in certain prescribed criteria stipulated in these employee share option plans, the exercise price is accordingly adjusted.

As of December 31, 2024, 2,397 thousand options were outstanding with an exercise price of NT$73.0 per Share under the 2015 option plan, 41,884 thousand options were outstanding with an exercise price of NT$42.7 per Share under the 2018 option plan, and 143,820 thousand options were outstanding with an exercise price of NT$103.5 per Share under the 2023 option plan.

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

The 2021 RSAs deposited in the trust account are subject to forfeiture restrictions, for example, they are non-transferrable, redeemable or revocable by ASEH upon termination of employment and/or upon material breach of employment agreement, or if the eligible participant fails to reach specific performance targets. Vesting of the 2021 RSAs to the eligible participant is subject to personal performance targets and ASEH’s operation objectives, as specified under the 2021 RSA Plan. In three years after the date of issuance, the maximum number of 2021 RSAs that can vest each year is limited to one-third of the total 2021 RSAs granted for each participant. Eligible participants will be entitled to certain economic benefits, same as the other Common Shares holders, of the unvested 2021 RSAs, including stock dividends, cash dividends, rights to receive from legal reserve and capital surplus, and share options at cash capital increase, which benefits will be accrued in the trust account and transfer to the participant upon vesting. All of the 2021 RSAs under the 2021 RSA Plan have been granted to the eligible participants and issued pursuant to the custodian agreement. All of the 2021 RSAs have been exercised, expired, or forfeited as of December 31, 2024.

In 2024, ASEH adopted the 2024 restricted stock awards plan, or the 2024 RSA Plan, and granted 16,500 thousand Common Shares, or the 2024 RSAs, as a token of gratitude, to its employees, including domestic and foreign subsidiaries. Directors who are non-employees and/or individual(s) holding more than 10% of the Common Shares of ASEH are not eligible to participate in the 2024 RSA Plan. The 2024 RSAs granted to eligible participants will be issued in the name of a custodian and deposited in a trust account pursuant to (i) a custodian agreement entered into between the trustee and ASEH and (ii) a power of attorney issued by the eligible participant to ASEH in relation to the custodian agreement.

The 2024 RSAs deposited in the trust account are subject to forfeiture restrictions, for example, they are non-transferrable, redeemable or revocable by ASEH upon termination of employment and/or upon material breach of employment agreement, or if the eligible participant fails to reach specific performance targets. Vesting of the 2024 RSAs to the eligible participant is subject to personal performance targets and ASEH’s operation objectives, as specified under the 2024 RSA Plan. In three years after the date of issuance, the maximum number of 2024 RSAs that can vest each year is limited to one-third of the total 2024 RSAs granted for each participant. Eligible participants will be entitled to certain economic benefits, same as the other Common Shares holders, of the unvested 2024 RSAs, including stock dividends, cash dividends, rights to receive from legal reserve and capital surplus, and share options at cash capital increase, which benefits will be accrued in the trust account and transfer to the participant upon vesting. As of December 31, 2024, 16,500 thousand shares of 2024 RSAs under the 2024 RSA Plan have been granted to the eligible participants and issued pursuant to the custodian agreement and remain restricted.

AMPI Share Option Plans

In May 2021, AMPI adopted an employee share option plan with the issuance of 10,000 thousand units. The options are valid for 10 years, non-transferable and exercisable at certain percentages subsequent to the second anniversary of the grant date. For any subsequent changes in AMPI’s capital structure, the exercise price will be adjusted accordingly. As of December 31, 2024, 3,100 thousand options were outstanding with an exercise price of NT$29.7 per share.

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

In 2019, USI Shanghai adopted a new share option plan and granted 17,167 thousand share options to its employees. Each unit represents the right to purchase one ordinary share of USI Shanghai when exercised. The options are valid for 3.0 years, 4.0 years and 5.0 years, respectively, and are exercisable at certain percentages within 12 months subsequent to the second, the third and the fourth anniversary of the grant date subject to the satisfaction of certain performance conditions within each respective vesting period. In the event that USI Shanghai increases share capital by capital surplus or by cash, or distributes share dividends or cash dividends, the exercisable share option units and the exercise price are accordingly adjusted. All options granted under the 2019 plan have been exercised, expired, or forfeited during 2024.

In 2020, USI Shanghai adopted another share option plan and granted 1,140 thousand share options to its employees. The conditions of these issued share options are the same as the share options plan that issued in 2019, except that the options are valid for 2.2 years, 3.2 years, and 4.2 years, respectively and with each respective vesting period of 1.2 years, 2.2 years, and 3.2 years. All options granted under the 2020 plan have expired during 2024.

In 2023, USI Shanghai adopted another share option plan and granted 14,506 thousand share options to its employees. The conditions of issued 2023 share options are the same as those under the 2019 share options plan, except that the options are valid for 2 years and 3 years, respectively, with respective vesting periods of 1 year and 2 years.

As of December 31, 2024, 11,061 thousand options were outstanding with an exercise price of RMB15.5 per Share under the 2015 plan, and 5,940 thousand options were outstanding with an exercise price of RMB14.3 per Share under the 2023 plan.

USI Shanghai Restricted Stock Plans

In 2023, USI Shanghai adopted a restricted stock plan and granted 372 thousand shares and 5,722 thousand shares in November 2023 and January 2024, respectively, to its directors (excluding independent directors), supervisors and employees. The options are valid for 3 years. The valid period may be early terminated or extended prior to one month of the expiration date depending on the conditions of ordinary shares granted. Upon satisfaction of certain performance conditions in each phase specified under the plan, participants are entitled to subscribe to USI Shanghai’s ordinary shares issued under the plan at a certain percentage at the end of the applicable lock-up period. The plan consists of 2 phases with a lock-up period of 1 year and 2 years, respectively.

As of December 31, 2024, USI Shanghai maintained one restricted stock plan adopted in 2023, pursuant to which 186 thousand options were outstanding with an exercise price of RMB14.5 per share, and 2,733 thousand options were outstanding with an exercise price of RMB14.4 per share.

BOARD PRACTICES

General

For a discussion of the terms of office of the board of directors, see “—Directors and Senior Management.” No benefits are payable to members of the board or the executive officers upon termination of their relationship with us. Our board of directors established the audit committee, compensation committee, risk management committee, and corporate sustainability committee, to convene meetings and perform duties as prescribed in the charters and/or within applicable laws and regulations. The committees also submit proposals for board resolution, and report the status of matters relating to their respective functions to the board of directors. In parallel, our internal audit department conducts periodical audits and presents audit results to the audit committee and the board of directors. In 2019, Du-Tsuen Uang, chief administration officer, was appointed as the corporate governance officer by the board of directors to facilitate the operation of the board of directors. In addition, we have established the resource integration and decision-making committee to strengthen resource integration and decision-making efficiency across all subsidiaries, with the goal of maximizing shareholder and stakeholder value. For discussions of our committees, see “—Directors and Senior Management—Audit Committee”, “—Directors and Senior Management—Compensation Committee”, “—Directors and Senior Management—Risk Management Committee”, and “—Directors and Senior Management—Corporate Sustainability Committee.”

EMPLOYEES

The following table sets forth certain information concerning our employees as of the dates indicated.

	As of December 31,
	2022	2023	2024

Total	97,079	92,894	95,492
Function
Direct labor	49,631	45,826	46,829
Indirect labor (manufacturing)	28,242	29,933	27,596
Indirect labor (selling and administration)	8,173	8,010	8,352
Research and development	11,033	12,125	12,715
Location
Taiwan	61,908	58,230	60,043
P.R.C.	19,895	17,855	17,755
Korea	2,480	2,399	2,780
Malaysia	3,724	3,410	3,165
Mexico	2,873	3,760	3,182
Singapore	884	907	846
Japan	566	446	475
Vietnam	768	746	1,226
U.S.	611	664	648
Poland	303	399	269
Tunisia	1,248	1,182	1,284
Germany	547	872	896
France	971	1,100	1,106
Czech Republic	169	156	153
United Kingdom	127	138	119
Belgium	5	5	5
Hungary	-	625	649
Philippines	-	-	891

Eligible employees may participate in our and our subsidiaries’ employee share options plans and restricted stock plans. See “—Compensation.”

We have never experienced a work stoppage caused by our employees. We believe that our relationship with our employees is good.

SHARE OWNERSHIP

The following table sets forth certain information with respect to our Common Shares and options of ASEH exercisable for our Common Shares held by our directors and executive officers as of January 31, 2025. Percentage of beneficial ownership is based on 4,416,485,537 Common Shares outstanding as of January 31, 2025.

Director or Executive Officer	Number of ASEH Common Shares Beneficially Held(1)	Percentage of ASEH Total Common Shares Issued and Outstanding	Number of Options Exercisable(2)	Exercise Price of Options (NT$)	Expiration Date of Options

Jason C.S. Chang	949,352,706(3)	21.50%	3,000,000	42.7	2028/11/23
Richard H. P. Chang	124,175,228	2.81%	3,000,000	42.7	2028/11/23
Tien Wu	6,477,473	*	*	42.7	2028/11/23
Jeffrey Chen	2,183,000	*	*	42.7	2028/11/23
Rutherford Chang(4)	2,002,647	*	*	42.7	2028/11/23
Andrew Tang	140,000	*	*	42.7	2028/11/23
Shen-Fu Yu	2,388	*	0	–	–
Mei-Yueh Ho	0	0.00%	0	–	–
Wen-Chyi Ong	0	0.00%	0	–	–
Joseph Tung	3,715,411	*	*	42.7	2028/11/23
Du-Tsuen Uang	730,000	*	0	–	–
Raymond Lo	3,083,430	*	*	42.7	2028/11/23
Tien-Szu Chen	2,181,821	*	*	42.7	2028/11/23
Chung Lin	100,278	*	*	42.7	2028/11/23
Gichol Lee	0	0.00%	0	–	–
Chih-Hsiao Chung	489	*	*	42.7	2028/11/23
Kwai Mun Lee	0	0.00%	0	–	–
Yean Peng Chen	0	0.00%	0	–	–
Kelvin Liu Fook Lin	0	0.00%	0	–	–
Kenneth Hsiang	80,000	*	*	42.7	2028/11/23
Chi-Wen Tsai	14,930,000	*	0	–	–
Kevin Yu	33,000	*	0	–	–
Chen-Yen Wei	366,115	*	0	–	–
Jing Cao	0	0.00%	0	–	–
Ta-I Lin	0	0.00%	0	–	–
Yueh-Ming Lin	0	0.00%	0	–	–
Hui-Min Liu	0	0.00%	0	–	–
Matthew Richard Behringer	0	0.00%	0	–	–
Nicolas Denis	0	0.00%	0	–	–
Ying Pin Wu	0	0.00%	0	–	–

(1)	Including shares directly held and shares beneficially owned through spouse and minor children.

(2)	Each option may be converted into one of our Common Shares. The figures referred to herein include options convertible into our Common Shares scheduled to vest within 60 days as of the date hereof.

(3)

Including 684,327,886 Common Shares Jason C.S. Chang beneficially owned through ASE Enterprises Limited, Aintree Limited and JC Holdings Limited and 265,024,820 Common Shares beneficially owned through Value Tower Limited and JC Holdings Limited. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

(4)	On February 7, 2025, ASE Technology Holding announced the passing of Mr. Rutherford Chang.

*	The sum of the number of Common Shares held and the number of Common Shares issuable upon exercise of all options held is less than 1.00% of our total outstanding shares.

DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

None.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table sets forth information known to us with respect to the beneficial ownership of our Common Shares, as of January 31, 2025, by each shareholder known by us to beneficially own more than 5.0% of our total outstanding shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Percentage of beneficial ownership is calculated based on 4,416,485,537 Common Shares outstanding as of January 31, 2025. In addition, when computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Name of Shareholder	Common Shares Beneficially Owned
	Number	Percentage

Jason C.S. Chang(1)	949,352,706	21.50%

(1)

Jason C.S. Chang is our chairman. Jason C.S. Chang beneficially owned 684,327,886 Common Shares through ASE Enterprises Limited, Aintree Limited, and JC Holdings Limited, and 265,024,820 Common Shares through Value Tower Limited and JC Holdings Limited. As a result, Jason C.S. Chang beneficially owned 949,352,706 Common Shares, representing 21.50% of our total outstanding shares (based on 4,416,485,537 Common Shares as of January 31, 2025). ASE Enterprises Limited is a company organized under the laws of Hong Kong. All of the outstanding shares of ASE Enterprises Limited are held by Aintree Limited. Aintree Limited is a company organized under the laws of the British Virgin Islands. All of the shares of Aintree Limited are held by JC Holdings Limited. Value Tower Limited is a company organized under the laws of the British Virgin Islands. JC Holdings Limited is the sole shareholder of Value Tower Limited. The shares of JC Holdings Limited are held through intermediary holding companies and under a revocable trust established under the laws of the Commonwealth of the Bahamas for the benefit of our chairman, Jason C.S. Chang, and his family as of February 4, 2025. There were no significant changes in the percentage of ownership beneficially owned by Jason C.S. Chang in 2022, 2023, and 2024.

The following table sets forth information relating to our Common Shares held directly by our consolidated subsidiaries and our equity method investee as of January 31, 2025.

Name of Shareholder	Common Shares Beneficially Owned
	Number	Percentage

ASE(1)(3)	67,452,117	1.53%
ASE Test Taiwan(2)(3)	5,489,388	0.12%
Hung Ching(4)	44,130,751	1.00%

(1)	ASE is our wholly owned subsidiary. ASE’s ownership of our Common Shares is the result of the merger, subsequent dividends upon shares received in connection with merger and capital reduction.

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

As of January 31, 2025, none of our major shareholders had voting rights different from those of our other shareholders. We are not aware of any arrangement that may at a subsequent date result in a change of controlling interests. Furthermore, other than as disclosed above, we are not aware of any significant changes in the percentage of ownership held by our major shareholders in 2022, 2023, and 2024.

As of January 31, 2025, a total of 4,416,485,537 Common Shares were outstanding. With certain limited exceptions, holders of Common Shares that are not R.O.C. persons are required to hold their Common Shares through a brokerage account in the R.O.C. As of January 31, 2025, 314,328,442 Common Shares were registered in the name of a nominee of Citibank, N.A., the depositary under our ADS deposit agreement. Citibank, N.A. has advised us that, as of January 31, 2025, 157,164,081 ADSs, representing 314,328,162 Common Shares, were held of record by Cede & Co., and 140 ADSs, representing 280 Common Shares, were held by three other U.S. persons.

RELATED PARTY TRANSACTIONS

In consideration of corporate social responsibility and environmental protection, in December 2013, ASE’s board of directors approved contributions for promoting environmental protection efforts in Taiwan in a total amount of not less than NT$3,000.0 million (US$91.5 million), to be made in the next 30 years. In 2024, we have made contributions of NT$100.0 million (US$3.1 million) through the ASE Environmental Protection and Sustainability Foundation. In December 2024, the board of directors of ASE resolved for contributions of NT$100.0 million (US$3.1 million) in 2025 to the ASE Environmental Protection and Sustainability Foundation. In 2024, we also made contributions of NT$12.5 million (US$0.4 million) through the ASE Cultural and Educational Foundation to continuously promote activities related to cultural and educational public welfare.

ASE entered into a joint development agreement with Hung Ching in June 2020, adhering to the principle of joint construction. Under the agreement, Hung Ching was responsible for building a plant on leased land, and ASE and its affiliates were granted priority purchase rights. In August 2024, ASE’s board of directors resolved to purchase the completed plant from Hung Ching for NT$5,263.0 million (US$160.5 million). The transaction price was determined based on a report issued by independent professional appraisal firms. The transaction was subsequently approved by Hung Ching’s special shareholders’ meeting in September 2024 and has been fully paid. Additionally, should Hung Ching fail to carry out the agreed construction with the MOEA as per our instructions, we will assume responsibility for a portion of Hung Ching’s non-recoverable guaranteed deposit.

ASE also entered into joint construction and housing unit allocation agreements with Hung Ching in 2021, 2022 and 2024, respectively. These agreements stipulated that ASE would provide land, while Hung Ching would contribute funds for the joint construction of a plant. An independent professional appraisal firm was engaged to determine the allocation ratio of the jointly constructed property. Upon completion of construction, ASE or its subsidiaries would have priority purchase rights for Hung Ching’s share of the property based on the agreed joint construction proportion. For the 2021 agreement, ASE’s board of directors resolved in August 2023 to acquire 74.46% of the building ownership along with the corresponding land holdings for NT$1,666.7 million, in accordance with the agreed joint construction proportion.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

Item 8. Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated financial statements are set forth under “Item 18. Financial Statements.”

Export Sales

We categorize our revenues geographically based on the country in which the customer is headquartered. Revenues from our export sales were NT$587,217.5 million, NT$511,422.0 million, and NT$506,134.7 million (US$15,435.6 million) in 2022, 2023 and 2024, respectively, which contributed 87.5%, 87.9%, and 85.0% of our total sales for those years, respectively. See “Item 4. Information on the Company—Business Overview—Sales and Marketing” for information on our export sales.

Legal Proceedings

K7 Plant Wastewater Discharge

On December 20, 2013, the Kaohsiung Environmental Protection Bureau (“KEPB”) imposed an administrative fine of NT$102.0 million (the “Original Fine”) upon us for violation of the Water Pollution Control Act. After we sought administrative remedies against the Original Fine, the Original Fine was revoked by final judgment of Supreme Administrative Court on June 8, 2017, and KEPB was ordered to refund the Original Fine to us. On December 27, 2019, KEPB refunded NT$55.1 million to us. On February 10, 2020, KEPB reimposed an administrative fine of NT$47.0 million (the “New Fine”) upon us and offset the New Fine by the remaining amount which shall be refunded to us, therefore no additional payment is required for the New Fine. After we filed an administrative appeal against the New Fine, the Administrative Appeal Review Committee of Kaohsiung City Government revoked the New Fine on December 15, 2020 and remanded to KEPB for another legitimate administrative action. On July 10, 2024, we signed an administrative contract with KEPB whereby we would pay an administrative fine of NT$0.3 million (US$0.01 million) and fulfill our corporate social responsibilities by contributing a special fund of NT$50.0 million (US$1.5 million) to KEPB for research and development of water pollution prevention technologies, thus reaching a settlement in this case. In addition, KEPB refunded the aforementioned administrative fine of NT$47.0 million (US$1.4 million) to us.

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

Dividends and Dividend Policy

The following table sets forth the stock dividends paid during each of the years indicated and related information.

	Cash Dividends per Common Share	Stock Dividends per Common Share	Total Common Shares Issued as Stock Dividends	Outstanding Common Shares on Record Date(1)	Percentage of Outstanding Common Shares Represented by Stock Dividends
	NT$	NT$

2020	2.00	–	–	4,338,439,132	–
2021	4.20	–	–	4,378,537,032	–
2022	7.00	–	–	4,357,425,832	–
2023	8.80	–	–	4,372,963,937	–
2024	5.20	–	–	4,392,105,237	–

(1)	Aggregate number of Common Shares outstanding on the record date applicable to the dividend payment. Includes Common Shares issued in the previous year under our share-based payment arrangements.

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

ASE Technology Holding Co., Ltd., our current holding company, was established by the combination of ASE and SPIL. Our Common Shares have been listed on the TWSE under the symbol “3711” since April 30, 2018. The TWSE is an auction market where the securities traded are priced according to supply and demand through announced bid and ask prices. As of January 31, 2025, there was an aggregate of 4,416,485,537 of our Common Shares outstanding.

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

Our ADSs have been listed on the NYSE under the symbol “ASX” since April 30, 2018. The outstanding ADSs are identified by the CUSIP number 00215W100. As of January 31, 2025, a total of 157,164,221 ADSs were outstanding.

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

We may not pledge or hypothecate any of our shares purchased by us. In addition, we may not exercise any shareholders’ rights attaching to such shares. In the event that we purchase our shares on the TWSE, our affiliates, directors, managers, and shareholders, together with their respective spouses, minor children, and/or nominees who hold 10.0% or more of our total issued shares (as well as such respective spouses, minor children and/or nominees) are prohibited from selling any of our shares during the period in which we are purchasing our shares.

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

None.

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

Apart from trade-related or service-related foreign exchange transactions, R.O.C. companies and individual residents of the R.O.C. reaching the age of 18 years old may, without foreign exchange approval, remit foreign currency of up to US$100 million (or its equivalent) and US$10 million (or its equivalent) to and from the R.O.C. (or such other amount as determined by the Central Bank of the Republic of China (Taiwan) from time to time at its discretion in consideration of the economic and financial conditions of the R.O.C. or the needs to maintain the order of the foreign exchange market in the R.O.C.), respectively, in each calendar year. The above limits apply to remittances involving either a conversion of NT dollars into a foreign currency or a conversion of foreign currency into NT dollars. In addition, a requirement is also imposed on all enterprises incorporated or registered in the R.O.C. to register their medium- and long-term foreign debts with the Central Bank of the Republic of China (Taiwan).

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

Securities Transaction Tax

Securities transaction tax will be imposed on the seller at the rate of 0.3% of the transaction price upon a sale of common shares. Transfers of ADSs are not subject to R.O.C. securities transaction tax. During the one-year period from April 28, 2017 to April 27, 2018, the tax rate for day trading of shares meeting certain criteria was reduced to 0.15%. The Legislative Yuan approved on April 13, 2018 is an extension of the aforesaid reduction in the tax rate. Under the amended Securities Transaction Tax Act, which became effective on April 27, 2018, the aforesaid reduction in the tax rate applies until December 31, 2027.

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

This discussion does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including any minimum tax consequences, the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) known as the Medicare contribution tax, and tax consequences that may be relevant to U.S. Holders subject to special rules, including:

•	insurance companies;

•	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

•	dealers or traders in securities that use a mark-to-market method of accounting for U.S. federal income tax purposes;

•	certain financial institutions;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes and partners therein;

•	persons holding Common Shares or ADSs in connection with a trade or business conducted outside of the U.S.;

•	persons that hold or will hold Common Shares or ADSs as part of a straddle, integrated transaction, or similar transactions;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	persons that own or are deemed to own 10% or more of the voting power or value of our stock; or

•	persons that acquired our Common Shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation.

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

Subject to applicable limitations, certain dividends paid by “qualified foreign corporations” to certain non-corporate U.S. Holders are taxable at the preferential rates applicable to long-term capital gain. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends it pays on shares (or depositary shares representing such shares) that are readily tradable on an established securities market in the U.S., such as the NYSE, where our ADSs are traded. Noncorporate U.S. Holders of ADSs should consult their tax advisers to determine whether these preferential rates may apply to dividends they receive and whether they are subject to any special rules that limit their ability to be taxed at these preferential rates.

Dividend income will be foreign-source and will include the amount of any R.O.C. taxes withheld thereon. Subject to applicable limitations and restrictions, which can vary depending upon the U.S. Holder’s circumstances (such as a requirement to satisfy certain minimum holding periods), R.O.C. taxes withheld from dividend distributions may be eligible for credit against the U.S. Holder’s U.S. federal income tax liability. Under certain Treasury regulations, in order for non-U.S. income taxes to be creditable the relevant non-U.S. income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the R.O.C. income tax system meets these requirements. However, the Internal Revenue Service released notices that provide relief from certain of the provisions of the Treasury regulations described above for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. In lieu of claiming a credit, U.S. Holders may, at their election, deduct otherwise creditable R.O.C. taxes in computing their taxable income, subject to generally applicable limitations. An election to deduct non-U.S. taxes instead of claiming foreign tax credits applies to all creditable non-U.S. taxes paid or accrued in the taxable year. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability or deductibility of any R.O.C. tax generally (including under the Treasury regulations and notices mentioned above) and in their particular circumstances.

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

The R.O.C. securities transaction tax imposed upon a sale of Common Shares (as discussed above under “R.O.C. Taxation—Securities Transaction Tax”) will not be creditable foreign tax for U.S. federal income tax purposes. However, such tax may reduce the amount realized by a U.S. Holder upon a disposition of our Common Shares.

Passive Foreign Investment Company Rules

We believe that we were not a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for our 2024 taxable year. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including its equity investments), there can be no assurance that we will not be a PFIC for any taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder owns a Common Share or an ADS, certain adverse consequences could apply to that U.S. Holder, such as an increased U.S. federal income tax liability on (i) gains from depositions of our Common Shares or ADSs (which generally would be treated as ordinary income) and (ii) certain “excess distributions”. Certain elections may be available that would result in alternative treatments if we are a PFIC for any taxable year. In addition, if we are a PFIC for any taxable year during which a U.S. Holder owns a Common Share or an ADS, such U.S. Holder will generally be required to file Internal Revenue Service Form 8621 with its annual U.S. federal income tax returns, subject to certain exceptions. Furthermore, if we are a PFIC for any taxable year in which we pay a dividend or the preceding taxable year, any preferential tax that may have otherwise applied in the case of noncorporate U.S. Holders will not be available. U.S. Holders should consult their tax advisers regarding the potential application of the PFIC rules to their ownership or disposition of our Common Shares or ADSs.

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

For assets and liabilities with floating interest rates, a 100-basis point increase or decrease was used when reporting interest rate risk internally to key management personnel. If interest rates had been 100 basis points (1%) higher or lower and all other variables held constant, our profit before income tax for the year ended 2024 would have decreased or increased approximately by NT$1,049.0 million (US$32.0 million).

The tables below set forth information relating to our short-term and long-term bank loans as of December 31, 2024.

Expected Maturity Date

	Expected Maturity Date
	2025	2026	2027	2028	2029	Thereafter	Total	Fair Value
	(in millions, except percentages)

Short-term borrowings:
Variable rate (NT$)	14,273.0	-	-	-	-	-	14,273.0	14,273.0
Average interest rate	2.03%	-	-	-	-	-	2.03%	-
Fixed rate (NT$)	3,800.0	-	-	-	-	-	3,800.0	3,800.0
Average interest rate	1.84%	-	-	-	-	-	1.84%	-
Variable rate (US$)	325.4	-	-	-	-	-	325.4	325.4
Average interest rate	5.18%	-	-	-	-	-	5.18%	-
Fixed rate (US$)	52.0	-	-	-	-	-	52.0	52.0
Average interest rate	6.24%	-	-	-	-	-	6.24%	-
Variable rate (RMB)	340.0	-	-	-	-	-	340.0	340.0
Average interest rate	2.63%	-	-	-	-	-	2.63%	-
Fixed rate (RMB)	20.0	-	-	-	-	-	20.0	20.0
Average interest rate	2.45%	-	-	-	-	-	2.45%	-
Variable rate (EUR)	8.2	-	-	-	-	-	8.2	8.2
Average interest rate	3.16%	-	-	-	-	-	3.16%	-
Fixed rate (EUR)	339.5	-	-	-	-	-	339.5	339.5
Average interest rate	3.54%	-	-	-	-	-	3.54%	-
Variable rate (HKD)	832.6	-	-	-	-	-	832.6	832.6
Average interest rate	5.42%	-	-	-	-	-	5.42%	-
Long-term borrowings:
Variable rate (NT$)	1,600.4	36,350.4	7,208.8	1,850.4	1,037.7	-	48,047.7	48,047.7
Average interest rate	2.04%	1.95%	2.24%	2.51%	2.74%	-	2.03%	-
Fixed rate (NT$)	15,000.0	3,500.0	2,000.0	-	-	-	20,500.0	20,500.0
Average interest rate	0.88%	1.54%	2.16%	-	-	-	1.12%	-
Variable rate (US$)	-	1,413.5	473.4	-	-	-	1,886.9	1,886.9
Average interest rate	-	4.84%	4.84%	-	-	-	4.84%	-
Fixed rate (US$)	-	-	60.0	-	-	-	60.0	60.0
Average interest rate	-	-	3.90%	-	-	-	3.90%	-
Fixed rate (EUR)	2.0	2.0	2.0	-	-	-	6.0	6.0
Average interest rate	3.90%	3.90%	3.90%	-	-	-	3.90%	-
Variable rate (RMB)	487.5	287.5	86.1	90.4	105.5	1,405.0	2,462.0	2,462.0
Average interest rate	2.89%	2.14%	2.28%	2.77%	2.48%	0.80%	1.57%	-
Fixed rate (RMB)	-	-	2,678.7	-	-	-	2,678.7	2,678.7
Average interest rate	-	-	1.30%	-	-	-	1.30%	-

Foreign Currency Exchange Rate Risk. Our foreign currency exposure gives rise to market risk associated with exchange rate movements against the NT dollar, our functional currency. Currently, the majority of our revenues are denominated in U.S. dollars, with a portion denominated in NT dollars and Japanese yen. Our costs of revenues and operating expenses are incurred in several currencies, primarily in NT dollars, U.S. dollars, RMB, Japanese yen, Korean won, and Euro, as well as, to a lesser extent, Singapore dollars and Malaysian ringgit and Polish zloty. In addition, a substantial portion of our capital expenditures, primarily for the purchase of equipment, has been, and is expected to continue to be, denominated primarily in U.S. dollars with the remainder in Japanese yen. The majority of our borrowings are denominated in NT dollars, U.S. dollars, EUR, HKD, and RMB. Fluctuations in exchange rates, primarily among the U.S. dollar and Japanese yen against the NT dollar, RMB, and EUR, will affect our costs and operating margins and could result in exchange losses and increased costs in NT dollar and other local currency terms.

We use 1% fluctuation when reporting foreign currency exchange rate risk internally to key management personnel and it represents management’s assessment of reasonably possible changes in foreign currency exchange rates. The sensitivity analysis included financial assets and liabilities and intercompany receivables and payables within the Group. The changes in profit before income tax due to a 1% change in U.S. dollar and Japanese yen against NT dollar, RMB, and EUR would be NT$274.0 million (US$8.4 million) for the year ended December 31, 2024. Hedging contracts and hedged items have been considered while measuring the changes in profit before income tax. The abovementioned sensitivity analysis mainly focused on the foreign currency monetary items at each balance sheet date. As the year-end exposure did not reflect the exposure for the year ended December 31, 2024, the abovementioned sensitivity analysis was unrepresentative.

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

The table below sets forth our outstanding forward exchange contracts and swap contracts, for which the expected maturity dates are in 2025, in aggregate terms by type of contract as of December 31, 2024.

	Forward Exchange Contracts	Swap Contracts

Buy US$ against NT$
Notional Amount	US$110.0 million	US$3,496.0 million
Weighted Average Strike Price	US$/NT$32.227	US$/NT$31.047
Fair Value	US$1.978 million	US$130.029 million
Buy US$ against RMB
Notional Amount	US$18.0 million	US$114.0 million
Weighted Average Strike Price	US$/RMB7.250	US$/RMB7.287
Fair Value	Negative US$0.170 million	Negative US$1.610 million
Buy US$ against EUR
Notional Amount	US$6.0 million	-
Weighted Average Strike Price	US$/EUR0.906	-
Fair Value	US$0.296 million	-
Buy US$ against HKD
Notional Amount	-	US$2.9 million
Weighted Average Strike Price	-	US$/HKD7.769
Fair Value	-	Negative US$0.003 million
Buy US$ against JPY
Notional Amount	-	US$7.0 million
Weighted Average Strike Price	-	US$/JPY148.035
Fair Value	-	US$0.349 million
Buy US$ against MXN
Notional Amount	-	US$45.0 million
Weighted Average Strike Price	-	US$/MXN20.527
Fair Value	-	US$0.226 million
Buy TND against EUR
Notional Amount	TND24.0 million	-
Weighted Average Strike Price	TND/EUR0.295	-
Fair Value	Negative US$0.048 million	-
Buy JPY against RMB
Notional Amount	JPY165.0 million	-
Weighted Average Strike Price	JPY/RMB0.048	-
Fair Value	Negative US$0.036 million	-
Buy NTD against RMB
Notional Amount	NTD44.5 million	-
Weighted Average Strike Price	NTD/RMB0.225	-
Fair Value	Negative US$0.030 million	-

	Forward Exchange Contracts	Swap Contracts

Sell US$ against EUR
Notional Amount	US$3.2 million	-
Weighted Average Strike Price	US$/EUR0.948	-
Fair Value	Negative US$0.040 million	-
Sell US$ against NT$
Notional Amount	US$81.6 million	US$254.4 million
Weighted Average Strike Price	US$/NT$32.518	US$/NT$32.312
Fair Value	Negative US$0.683 million	Negative US$2.289 million
Sell US$ against RMB
Notional Amount	US$436.0 million	-
Weighted Average Strike Price	US$/RMB7.276	-
Fair Value	US$5.514 million	-
Sell US$ against JPY
Notional Amount	US$54.0 million	-
Weighted Average Strike Price	US$/JPY154.301	-
Fair Value	Negative US$0.451 million	-
Sell US$ against MYR
Notional Amount	US$6.0 million	-
Weighted Average Strike Price	US$/MYR4.460	-
Fair Value	Negative US$0.025 million	-
Sell US$ against SGD
Notional Amount	US$13.1 million	-
Weighted Average Strike Price	US$/SGD1.336	-
Fair Value	Negative US$0.225 million	-
Sell US$ against KRW
Notional Amount	US$7.0 million	US$69.0 million
Weighted Average Strike Price	US$/KRW1438.763	US$/KRW1434.819
Fair Value	Negative US$0.147 million	Negative US$1.586 million

Other Market Risk. We are exposed to equity price risk through investments in financial assets at FVTPL and financial assets at FVTOCI. The value of these investments may fluctuate based on various factors including prevailing market conditions. Moreover, the fair value of investments in unquoted securities may be significantly different from their carrying value. As of December 31, 2024, our investments in quoted shares, open-end mutual funds, unquoted shares, private-placement funds, convertible notes, preferred shares with warrants, and documentary investment agreement, classified as financial assets at FVTPL were NT$6,291.2 million (US$191.9 million). As of December 31, 2024, our investments in equity instruments at FVTOCI were NT$12,933.7 million (US$394.4 million). If equity price was 1% higher or lower, profit before income tax for the year ended December 31, 2024 would have increased or decreased approximately by NT$53.0 million (US$1.6 million) and other comprehensive income before income tax would have increased or decreased approximately by NT$129.0 million (US$3.9 million) for the same year. Furthermore, fluctuations in gold prices may also affect the price at which we have been able to purchase gold wire. How this will impact the results of our operations depends on whether such costs can be transferred to our customers.

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

Depositary Payments

In 2024, we received direct reimbursement of US$2,702,989.23 (net of U.S. withholding tax) from Citibank, N.A., the depositary bank for our ADR programs.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

As of December 31, 2024, our management, with the participation of our principal executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15I and 15(d)-15(e) under the Exchange Act. Our management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, our principal executive officer and chief financial officer concluded that our disclosure controls and procedures are effective for recording, processing, summarizing and reporting, within the time periods specified in the SEC’s rules and forms, for information required to be disclosed in the reports we file or submit under the Exchange Act, and for accumulating and communicating such information to our management, including our principal executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013).

Based on this assessment, management concluded that, as of December 31, 2024, our internal control over financial reporting is effective based on those criteria.

Our evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024 excluded the internal control over financial reporting of CHE and ASEPCAYMAN, because CHE and ASEPCAYMAN were acquired on August 1, 2024, and whose financial statements constituted less than 1% of net and total assets, operating revenues, and profit of the respective consolidated financial statement amounts as of and for the year ended December 31, 2024.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of

ASE Technology Holding Co., Ltd.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of ASE Technology Holding Co., Ltd. (a Republic of China corporation) and its subsidiaries (collectively, the “Group”) as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Group and our report dated March 26, 2025, expressed an unqualified opinion on those consolidated financial statements.

As described in Management’s Annual Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at ASEP Cayman Ltd. and its subsidiaries (collectively, the “ASEPCAYMAN”) and ASE Cheonan, Inc. (the “CHE”), which were acquired on August 1, 2024, and whose financial statements constituted less than 1% of net and total assets, operating revenues, and profit of the respective consolidated financial statement amounts as of and for the year ended December 31, 2024. Accordingly, our audit did not include the internal control over financial reporting at ASEPCAYMAN and CHE.

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

March 26, 2025

Changes in Internal Control over Financial Reporting

Other than as explained below, there has been no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting during 2024.

On August 1, 2024, we acquired control of CHE and ASEPCAYMAN. As a result of the timing, breadth and complexity of the transaction, we increased the level of resources devoted to the application of our internal processes and controls to the financial closing process. In 2025, we expect the following will occur with respect to these acquired businesses: (1) CHE and ASEPCAYMAN will continue the transition to our accounting and reporting policies and processes, (2) CHE and ASEPCAYMAN will assess the design and operating effectiveness of their internal control system based on criteria established in Internal Control- Integrated Framework (2013) issued by the COSO, and (3) CHE’s and ASEPCAYMAN’s control systems and processes will be integrated into our framework of internal controls over financial reporting. These actions may precipitate changes in our processes or controls.

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

Independent Registered Public Accounting Firm’s Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte & Touche and its network of member firms and their related entities.

	Year Ended December 31,
	2023	2024
	NT$	NT$	US$
	(in thousands)

Audit fees(1)	187,606.9	216,303.1	6,596.6
Audit-related fees(2)	3,274.1	4,053.6	123.6
Tax fees(3)	33,432.5	33,625.2	1,025.5
All other fees(4)	17,009.3	8,951.4	273.0

Total	241,322.8	262,933.3	8,018.7

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

(2)

Audit-related fees consist of assurance and related services by Deloitte & Touche and its network of member firms and their related entities that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under Audit Fees. The service for the fees disclosed under this category relate to cash capital increase and bonds offering.

(3)

Tax fees consist of professional services rendered by Deloitte & Touche and its network of member firms and their related entities for tax compliance and tax advice. The services for the fees disclosed under this category include tax return preparation and technical tax advice.

(4)	Other fees primarily consist of a risk management advisory fee and a business operation and process advisory fee, among others.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither we, nor the affiliated purchaser of the Company, has purchased any of our Common Shares during 2024.

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

New York Stock Exchange Corporate Governance Rules Applicable to U.S. Companies	Description of Significant Differences Between Our Governance Practices and the NYSE Corporate Governance Rules Applicable to U.S. Companies

Director independence

Listed companies must have a majority of independent directors, as defined under the NYSE listing standards.	Three members of our board of directors are independent as defined in Rule 10A-3 under the Exchange Act. We do not assess the independence of our directors under the independence requirements of the NYSE listing standards. Pursuant to relevant laws and regulations of the R.O.C., we have three independent directors on our board of directors that were elected through the candidate nomination system at our annual general shareholders’ meeting on June 26, 2024.

To empower non-management directors to serve as a more effective check on management, the non-management directors of each company must meet at regularly scheduled executive sessions without management.	All of our directors attend the meetings of the board of directors. Our non-management directors do not meet at regularly scheduled executive sessions without management. The R.O.C. Company Law does not require companies incorporated in the R.O.C. to have their non-management directors meet at regularly scheduled executive sessions without management.

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

Each listed company principal executive officer must promptly notify the NYSE in writing aft er any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of Section 303A.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies
We have
adopted
insider trading policies and procedures (Administrative and Practice Procedures to Prevent Insider Trading) governing the purchase, sale, and other disposition of our securities by directors, senior management, and employees, implementing procedures reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any applicable listing standards. A copy of Administrative and Practice Procedures to Prevent Insider Trading is attached as Exhibit 11 to this annual report.
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
In addition, our Corporate CSR division, established under the CSC, is responsible for promoting and executing information
s
ecurity-related work across ASE, SPIL and USI Group entities, and each subsidiary appoints its information security team as members of the committee, tasked with implementing information security operations as resolved by the information security management committee. We hold quarterly information security management committee meetings to report and discuss the progress of our information security work and invite external experts to share insights on information security trends and topics of concern.
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
In 2024, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. While we actively take measures to manage information technology security risks, there can be no assurance that these measures will be sufficient to mitigate all potential risks to our system, networks, and data. For more information about these risks, see “Risk Factors – Cyber-attacks could harm our business, financial condition, and results of operations.”

PART III
Item 17. Financial Statements
The Company has elected to provide financial statements and related information pursuant to Item 18.
Item 18. Financial Statements
See the consolidated financial statements starting on page
F-1
of this annual report.

Item 19. Exhibits

1.	Articles of Incorporation of the Registrant (English translation) (incorporating all amendments as of June 26, 2024) (incorporated by reference to Exhibit 4.1 to our registration statement on Form S-8 (File No. 333-281564) filed on August 15, 2024).

2.

	(a)	Deposit Agreement dated April 30, 2018 by and among ASE Technology Holding Co., Ltd., a company organized under the laws of the Republic of China and previously known as “ASE Industrial Holding Co., Ltd.,” Citibank, N.A., as Depositary, and the Holders and Beneficial Owners of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 2(a) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2019 filed on March 31, 2020, as amended).

	(b)	Description of Securities (incorporated by reference to Exhibit 2(b) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2021 filed on March 29, 2022).

4.

	(a)	^Asset Purchase Agreement dated July 3, 1999 among ASE (Chung Li) Inc., ASE Inc., Motorola Electronics Taiwan, Ltd. and Motorola, Inc. (incorporated by reference to Exhibit 10.2 to ASE Test’s registration statement on Form F-3 (File No. 333-10892) filed on September 27, 1999 (the “ASE Test 1999 Form-3”)).

	(b)	Agreement dated June 5, 2002 among ASE (Chung Li) Inc., ASE Inc., Motorola Electronics Taiwan, Ltd. and Motorola, Inc. amending certain earn-out arrangements provided for in Section 2.09(b)(ii)(D) of the Asset Purchase Agreement dated July 3, 1999 among the same parties (incorporated by reference to Exhibit 4(b) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2002 filed on June 30, 2003).

	(c)	^Stock Purchase Agreement dated July 3, 1999 among ASE Investment (Labuan) Inc., ASE Inc., Motorola Asia Ltd. and Motorola, Inc. relating to the purchase and sale of 100.0% of the common stock of Motorola Korea Ltd. (incorporated by reference to Exhibit 10.3 to the ASE Test 1999 Form F-3).

	(d)	†BGA Immunity Agreement dated January 25, 1994 between ASE Inc. and Motorola, Inc. (incorporated by reference to Exhibit 10.6 to the Form F-1).

	(e)	†Amendment dated March 18, 2003 renewing the BGA Immunity Agreement dated January 25, 1994 between ASE Inc. and Motorola, Inc. (incorporated by reference to Exhibit 4(g) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2003 filed on June 30, 2004).

	(f)	Consent dated June 9, 2004 to the Assignment of the BGA Immunity Agreement between ASE Inc. and Motorola, Inc. dated January 25, 1994 (incorporated by reference to Exhibit 4(h) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2003 filed on June 30, 2004).

	(g)	Asset Purchase Agreement by and among Flextronics Manufacturing (M) Sdn. Bhd., as Buyer, ASE Electronics (M) Sdn. Bhd., as Company, dated October 3, 2005 (incorporated by reference to Exhibit 4(g) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2005 filed on June 19, 2006).

	(h)	Joint Venture Agreement dated July 14, 2006 among ASE and Powerchip Semiconductor Corp. relating to the establishment of, and our investment of 60.0% in, PowerASE (incorporated by reference to Exhibit 4(r) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2006 filed on June 25, 2007, as amended).

(i)	Sale and Purchase Agreement dated January 11, 2007 among J&R Holding Limited and Seacoast Profits Limited relating to our acquisition of 100% of GAPT (incorporated by reference to Exhibit 4(s) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2006 filed on June 25, 2007, as amended).

(j)	Equity Interests Transfer Agreement dated August 6, 2007 by and among NXP B.V., NXP Semiconductors Suzhou Ltd. and J&R Holding Limited relating to our acquisition of 60% of ASEN, our joint venture with NXP Semiconductors (incorporated by reference to Exhibit 4(j) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2008 filed on June 24, 2009).

(k)	Scheme Implementation Agreement dated September 4, 2007 between ASE and ASE Test Limited relating to our acquisition of all the outstanding ordinary shares of, and the privatization of, ASE Test (incorporated by reference to Appendix A to Exhibit (a)(1) to Schedule 13E-3 (File No. 005-55723) filed by ASE Test on January 4, 2008).

(l)	Syndicated Loan Agreement in the amount of NT$24,750 million dated March 3, 2008 among ASE, Citibank, N.A., Taipei Branch and the banks and banking institutions listed on Schedule I thereto relating to our acquisition of all the outstanding ordinary shares of, and the privatization of, ASE Test (incorporated by reference to Exhibit 4(l) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2008 filed on June 24, 2009).

(m)	Equity Purchase Agreement dated March 17, 2008 between Aimhigh Global Corp., TCC Steel and J&R Holding Limited in respect of Weihai Aimhigh Electronic Co. Ltd. relating to our acquisition of 100% of ASE (Weihai), Inc. (incorporated by reference to Exhibit 4(m) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2008 filed on June 24, 2009).

(n)	Syndicated Loan Agreement in the amount of US$200 million dated May 29, 2008 among ASE, Citibank, N.A., Taipei Branch and the banks and banking institutions listed on Schedule I thereto relating to our acquisition of all the outstanding ordinary shares of, and the privatization of, ASE Test (incorporated by reference to Exhibit 4(n) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2008 filed on June 24, 2009).

(o)	Equity Purchase Agreement dated October 25, 2011 between PowerASE Technology, Inc. and certain shareholders of Lu-Chu Development Corporation relating to our acquisition of 72.97% of all the outstanding ordinary shares of Lu-Chu Development Corporation (incorporated by reference to Exhibit 4(o) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2011 filed on April 20, 2012).

(p)	Equity Purchase Agreement dated October 25, 2011 between PowerASE Technology, Inc. and shareholders of Lu-Chu Development Corporation listed on Schedule I thereto relating to our acquisition of 9.3% of all the outstanding ordinary shares of Lu-Chu Development Corporation (incorporated by reference to Exhibit 4(p) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2011 filed on April 20, 2012).

(q)	Equity Purchase Agreement dated November 17, 2011 between ASE Assembly & Test (Shanghai) Limited and Kunshan Ding Yao Real Estate Development Co., Ltd. relating to our acquisition of 10% equity of Shanghai Ding Hui Real Estate Development Co., Ltd. (incorporated by reference to Exhibit 4(q) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2011 filed on April 20, 2012).

(r)	Equity Purchase Agreement dated January 13, 2012 between ASE and shareholders of Yang Ting Tech Co., Ltd. listed on Schedule I thereto relating to our acquisition of 61.63% of all the outstanding ordinary shares of Yang Ting Tech Co., Ltd. (incorporated by reference to Exhibit 4(r) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2011 filed on April 20, 2012).

	(s)	Equity Purchase Agreement dated January 13, 2012 between ASE and shareholders of Yang Ting Tech Co., Ltd. listed on Schedule I thereto relating to our acquisition of 38.37% of all the outstanding ordinary shares of Yang Ting Tech Co., Ltd. (incorporated by reference to Exhibit 4(s) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2011 filed on April 20, 2012).

	(t)	Joint Share Exchange Agreement dated June 30, 2016 between ASE and SPIL relating to our proposed acquisition of 100% of the common shares and American depositary shares of SPIL (incorporated by reference to Annex A to our registration statement on Form F-4 (File No. 333-214752) filed on November 22, 2016).

	(u)	**Syndicated Loan Agreement in the amount of NT$90,000 million dated April 30, 2018 among ASE Technology Holding Co., Ltd. and Bank of Taiwan, Mega International Commercial Bank, Citibank, N.A., Taipei Branch, and banks and banking institutions listed on Schedule I thereto relating to our financing needs for the SPIL Acquisition (incorporated by reference to Exhibit 4(u) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2018 filed on April 26, 2019).

	(v)	ASE Technology Holding Co., Ltd. 2021 Restricted Stock Awards Plan (English translation) (incorporated by reference to Exhibit 99.1 to our registration statement on Form S-8 (File No. 333-263006) filed on February 25, 2022).

	(w)	**Sale and Purchase Agreement dated December 1, 2021 between ASEH, Global Advanced Packaging Technology Limited, Alto Enterprises Limited, ASE Investment (Kunshan) Limited and ASE Mauritius Inc., as sellers, and Beijing Wise Road Asset Management Co., Ltd., as purchaser, relating to the disposal of shares and equity interests in GAPT Holding Limited and ASE (Kunshan) Inc. (incorporated by reference to Exhibit 4(w) to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2021 filed on March 29, 2022).

	(x)	ASE Technology Holding Co., Ltd. 2024 Restricted Stock Awards Plan (English translation) (incorporated by reference to Exhibit 99.1 to our registration statement on Form S-8 (File No. 333- 281564) filed on August 15, 2024).

8. *List of Subsidiaries

11. *Administrative and Practice Procedures to Prevent Insider Trading (English translation)

12.

	(a)	*Certification of Jason C.S. Chang, required by Rule 13a-14(a) of the Exchange Act.

	(b)	*Certification of Joseph Tung, required by Rule 13a-14(a) of the Exchange Act.

13.

	(a)	*Certification of the Principal Executive Officer required by Rule 13a-14(b) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code

	(b)	*Certification of the Chief Financial Officer required by Rule 13a-14(b) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code

15. *Consent of Deloitte & Touche

97.	Compensation Recoupment Policy (incorporated by reference to Exhibit 97 to our annual report on Form 20-F (File No. 001-16125) for the year ended December 31, 2023 filed on April 3, 2024).

101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (Embedded in Inline XBRL and contained in Exhibits 101)

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

Date: March 27, 2025

ASE Technology Holding Co., Ltd.
and Subsidiaries

Consolidated Financial Statements as of December 31,
2023 and 2024 and for the Years Ended December 31,
2022, 2023 and 2024, and
Report of Independent Registered Public
Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of
ASE Technology Holding Co., Ltd.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of ASE Technology Holding Co., Ltd. (a Republic of China corporation) and its subsidiaries (collectively, the “Group”) as of December 31, 2023 and 2024, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”) (all expressed in New Taiwan Dollars). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).
Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 4 to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of the readers outside the Republic of China.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of December 31, 2024, based on criteria established in
Internal Control - Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 26, 2025, expressed an unqualified opinion on the Group’s internal control over financial reporting.
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
The Group’s evaluation of goodwill for impairment involves the estimates of the value in use of each segment. The Group used the discounted cash flow model to estimate value in use, which required management to make significant estimates and assumptions related to discount rates and forecasts of future revenues. Changes in these estimates and assumptions could have a significant impact on either the value in use, the amount of any goodwill impairment charge, or both. The goodwill balance was NT$52,525,342 thousand (US$1,601,871 thousand) as of December 31, 2024, of which NT$35,437,523 thousand (US$1,080,742 thousand) and NT$13,489,766 thousand (US$411,399 thousand) were allocated to the packaging and testing segments, respectively. The value in use of the packaging and testing segments exceeded their carrying values as of the measurement date and, therefore, no impairment was recognized.
We identified the valuation of goodwill for the Group’s packaging and testing segments as a critical audit matter due to the significant estimates and assumptions management makes to estimate the value in use of the packaging and testing segments and the sensitivity of their operations to changes in demand. Auditing management’s judgments related to the selection of the discount rates and forecasts of future revenues for the packaging and testing segments required a high degree of auditor’s judgment and an increased extent of effort, including the need to involve our valuation specialists.
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

•	We evaluated management’s ability to accurately forecast future revenues of the packaging and testing segments by comparing their actual results to management’s historical forecasts.

•	We performed sensitivity analyses to evaluate the risk of impairment if key assumptions were changed.

•	With the assistance of our valuation specialists, we evaluated the reasonableness of the discount rates by performing certain procedures, including:
–	Testing the source information underlying the determination of the discount rates and the mathematical accuracy of the calculation.
–	Developing a range of independent estimates and comparing those to the discount rates selected by management.
/s/ Deloitte & Touche
Taipei, Taiwan
Republic of China
March 26, 2025
We have served as the Group’s auditor since 1984.

ASE TECHNOLOGY HOLDING CO., LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Amounts in Thousands)

	December 31, 2023 (Retrospectively Adjusted)	December 31, 2024
ASSETS	NT$	NT$	US$ (Note 4)

CURRENT ASSETS
Cash and cash equivalents (Note 6)	$67,284,518	$76,492,824	$2,332,810
Financial assets at fair value through profit or loss - current (Note 7)	4,084,715	8,390,606	255,889
Contract assets - current (Note 41)	5,100,076	5,640,317	172,013
Trade receivables, net (Note 10)	99,536,761	113,419,820	3,458,976
Other receivables (Note 10)	15,902,053	2,895,495	88,304
Current tax assets (Note 26)	875,598	731,828	22,319
Inventories (Note 11)	59,658,354	57,313,938	1,747,909
Inventories related to real estate business (Notes 12 and 36)	3,668,476	3,866,994	117,932
Other financial assets - current (Notes 13 and 36)	598,136	985,925	30,068
Other current assets	4,973,647	5,547,339	169,178

Total current assets	261,682,334	275,285,086	8,395,398

NON-CURRENT ASSETS
Financial assets at fair value through profit or loss - non-current (Note 7)	2,543,975	2,441,436	74,457
Financial assets at fair value through other comprehensive income - non-current (Note 8)	1,663,737	13,959,493	425,724
Investments accounted for using the equity method (Note 14)	19,678,314	20,423,340	622,853
Property, plant and equipment (Notes 15, 25, 36 and 37)	264,871,522	312,531,471	9,531,304
Right-of-use assets (Note 16)	11,442,266	11,851,087	361,424
Investment properties (Notes 17, 25 and 36)	20,169,116	20,055,044	611,621
Goodwill (Note 18)	52,419,427	52,525,342	1,601,871
Other intangible assets (Notes 19 and 25)	17,820,133	15,692,350	478,571
Deferred tax assets (Note 26)	6,395,595	7,175,371	218,828
Other financial assets - non-current (Notes 13 and 36)	5,564,331	4,691,997	143,092
Other non-current assets	3,141,985	4,428,052	135,043

Total non-current assets	405,710,401	465,774,983	14,204,788

TOTAL	$667,392,735	$741,060,069	$22,600,186

(Continued)

ASE TECHNOLOGY HOLDING CO., LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Amounts in Thousands)

	December 31, 2023 (Retrospectively Adjusted)	December 31, 2024
LIABILITIES AND EQUITY	NT$	NT$	US$ (Note 4)

CURRENT LIABILITIES
Short-term borrowings (Notes 20 and 36)	$37,737,217	$34,988,758	$1,067,056
Short-term bills payable (Note 20)	2,787,340	-	-
Financial liabilities at fair value through profit or loss - current (Note 7)	1,302,342	324,278	9,889
Financial liabilities for hedging - current (Notes 20 and 34)	12,516,971	12,456,104	379,875
Trade payables	70,329,069	78,221,100	2,385,517
Other payables (Note 22)	44,556,840	63,179,235	1,926,784
Current tax liabilities (Note 26)	9,649,556	8,888,506	271,074
Lease liabilities - current (Note 16)	1,062,239	986,489	30,085
Current portion of bonds payable (Note 21)	24,520,052	14,997,976	457,395
Current portion of long-term borrowings (Notes 20 and 36)	4,096,255	3,884,906	118,478
Other current liabilities	17,411,904	16,496,364	503,091

Total current liabilities	225,969,785	234,423,716	7,149,244

NON-CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss - non-current (Note 7)	-	508,591	15,510
Bonds payable (Note 21)	20,489,434	17,978,188	548,283
Long-term borrowings (Notes 20 and 36)	81,364,448	121,750,192	3,713,028
Deferred tax liabilities (Note 26)	7,703,646	6,850,104	208,908
Lease liabilities - non-current (Note 16)	7,159,767	6,825,534	208,159
Net defined benefit liabilities (Note 23)	4,130,104	3,396,161	103,573
Other non-current liabilities	5,824,896	7,056,670	215,208

Total non-current liabilities	126,672,295	164,365,440	5,012,669

Total liabilities	352,642,080	398,789,156	12,161,913

EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY (Note 24)
Share capital
Ordinary shares	43,801,992	44,120,643	1,345,552
Shares subscribed in advance	52,656	31,862	972
Share capital awaiting canceled	(150)	-	-

Total share capital	43,854,498	44,152,505	1,346,524

Capital surplus	144,272,626	148,717,262	4,535,446

Retained earnings
Legal reserve	18,584,524	21,817,390	665,367
Special reserve	2,959,573	2,791,960	85,147
Unappropriated earnings	89,980,210	96,640,231	2,947,247

Total retained earnings	111,524,307	121,249,581	3,697,761

Other equity	(3,212,216)	7,866,011	239,891

Treasury shares	(1,959,107)	(1,959,107)	(59,747)

Equity attributable to owners of the Company	294,480,108	320,026,252	9,759,875

NON-CONTROLLING INTERESTS (Note 24)	20,270,547	22,244,661	678,398

Total equity	314,750,655	342,270,913	10,438,273

TOTAL	$667,392,735	$741,060,069	$22,600,186

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ASE TECHNOLOGY HOLDING CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Amounts in Thousands Except Earnings Per Share)

	For the Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$	US$ (Note 4)

OPERATING REVENUES (Note 41)	$670,872,643	$581,914,471	$595,409,585	$18,158,267

OPERATING COSTS (Notes 11 and 25)	535,942,631	490,157,339	498,477,841	15,202,130

GROSS PROFIT	134,930,012	91,757,132	96,931,744	2,956,137

OPERATING EXPENSES (Note 25)

Selling and marketing expenses	6,920,503	6,569,478	7,467,844	227,748
General and administrative expenses	23,464,019	19,360,539	21,467,202	654,687
Research and development expenses	24,369,907	25,499,408	28,830,313	879,241

Total operating expenses	54,754,429	51,429,425	57,765,359	1,761,676

OTHER OPERATING INCOME AND EXPENSES, NET (Note 25)	1,014,328	1,321,770	1,172,592	35,761

PROFIT FROM OPERATIONS	81,189,911	41,649,477	40,338,977	1,230,222

NON-OPERATING INCOME AND EXPENSES
Other income (Note 25)	1,730,740	2,709,694	2,924,734	89,196
Other gains and losses (Note 25)	1,667,382	3,444,138	4,349,992	132,662
Finance costs (Note 25)	(4,009,782)	(6,272,086)	(6,777,032)	(206,680)
Share of the profit or loss of associates and joint ventures	1,185,377	1,080,600	896,702	27,347

Total non-operating income and expenses	573,717	962,346	1,394,396	42,525

PROFIT BEFORE INCOME TAX	81,763,628	42,611,823	41,733,373	1,272,747

INCOME TAX EXPENSE (Note 26)	17,145,534	5,303,963	7,916,463	241,429

PROFIT FOR THE YEAR	64,618,094	37,307,860	33,816,910	1,031,318

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	1,157,261	(66,384)	234,388	7,148
Unrealized gain (loss) on equity instruments at fair value through other comprehensive income	(423,303)	211,468	10,016	305
Share of other comprehensive income (loss) of associates and joint ventures	(2,929,474)	2,468,244	160,374	4,891
Income tax relating to items that will not be reclassified subsequently to profit or loss	161,609	(264,618)	(84,472)	(2,576)

	(2,033,907)	2,348,710	320,306	9,768

(Continued)

ASE TECHNOLOGY HOLDING CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Amounts in Thousands Except Earnings Per Share)

	For the Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$	US$ (Note 4)

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	$10,326,729	$(1,536,221)	$12,788,423	$390,010
Unrealized loss on debt investments at fair value through other comprehensive income	(16,746)	(16,807)	(17,145)	(523)
Gain (loss) on hedging instruments	509,229	(312,029)	562,598	17,158
Share of other comprehensive loss of associates and joint ventures	(152,833)	(28,511)	(18,192)	(555)
Income tax related to items that may be reclassified subsequently to profit or loss	-	(5,792)	2,315	71

	10,666,379	(1,899,360)	13,317,999	406,161

Other comprehensive income for the year, net of income tax	8,632,472	449,350	13,638,305	415,929

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	$73,250,566	$37,757,210	$47,455,215	$1,447,247

NET PROFIT ATTRIBUTABLE TO:
Owners of the Company	$61,501,545	$35,457,908	$32,378,936	$987,464
Non-controlling interests	3,116,549	1,849,952	1,437,974	43,854

	$64,618,094	$37,307,860	$33,816,910	$1,031,318

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Owners of the Company	$69,706,868	$36,020,578	$45,203,116	$1,378,564
Non-controlling interests	3,543,698	1,736,632	2,252,099	68,683

	$73,250,566	$37,757,210	$47,455,215	$1,447,247

EARNINGS PER SHARE (Note 27)

Basic	$14.39	$8.25	$7.50	$0.23

Diluted	$13.81	$8.04	$7.20	$0.22

EARNINGS PER AMERICAN DEPOSITARY SHARE (“ADS”) (Note 27)
Basic	$28.77	$16.51	$14.99	$0.46

Diluted	$27.61	$16.08	$14.40	$0.44

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ASE TECHNOLOGY HOLDING CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in Thousands)

	Equity Attributable to Owners of the Company
								Other Equity
	Share Capital			Retained Earnings				Exchange Differences on Translating Foreign Operations	Unrealized Gain (Loss) on Financial Assets at Fair Value Through Other Comprehensive Income	Gain (Loss) on Hedging Instruments	Unearned Employee Benefit	Equity Directly Associated with Disposal Groups Held for Sale	Total	Treasury Shares	Total	Non-controlling Interests	Total Equity
	Shares (In Thousands)	Amounts	Capital Surplus	Legal Reserve	Special Reserve	Unappropriated Earnings	Total

BALANCE AT JANUARY 1, 2022	4,408,650	$44,086,502	$143,693,168	$6,300,198	$9,569,027	$69,712,555	$85,581,780	$(15,393,646)	$4,190,361	$121,833	$(1,164,991)	$-	$(12,246,443)	$(7,488,362)	$253,626,645	$14,544,415	$268,171,060

Appropriation of 2021 earnings
Legal reserve	-	-	-	6,282,762	-	(6,282,762)	-	-	-	-	-	-	-	-	-	-	-
Special reserve	-	-	-	-	798,025	(798,025)	-	-	-	-	-	-	-	-	-	-	-
Cash dividends distributed by the Company	-	-	-	-	-	(30,501,981)	(30,501,981)	-	-	-	-	-	-	-	(30,501,981)	-	(30,501,981)

	-	-	-	6,282,762	798,025	(37,582,768)	(30,501,981)	-	-	-	-	-	-	-	(30,501,981)	-	(30,501,981)

Donations from shareholders	-	-	471,894	-	-	-	-	-	-	-	-	-	-	-	471,894	-	471,894

Change from investments in associates accounted for using the equity method	-	-	7,623	-	-	152,102	152,102	-	(152,102)	-	-	-	(152,102)	-	7,623	-	7,623

Other changes in the capital surplus	-	-	1,186	-	-	-	-	-	-	-	-	-	-	-	1,186	-	1,186

Net profit for the year ended December 31, 2022	-	-	-	-	-	61,501,545	61,501,545	-	-	-	-	-	-	-	61,501,545	3,116,549	64,618,094
Other comprehensive income (loss) for the year ended December 31, 2022, net of income tax	-	-	-	-	-	895,896	895,896	9,864,258	(2,953,279)	398,448	-	-	7,309,427	-	8,205,323	427,149	8,632,472

Total comprehensive income (loss) for the year ended December 31, 2022	-	-	-	-	-	62,397,441	62,397,441	9,864,258	(2,953,279)	398,448	-	-	7,309,427	-	69,706,868	3,543,698	73,250,566

Buy-back of ordinary shares	-	-	-	-	-	-	-	-	-	-	-	-	-	(205,608)	(205,608)	-	(205,608)

Cancelation of treasury shares	(55,000)	(550,000)	(2,463,716)	-	-	(2,721,147)	(2,721,147)	-	-	-	-	-	-	5,734,863	-	-	-

Cash dividends received by subsidiaries from the Company	-	-	38,404	-	-	-	-	-	-	-	-	-	-	-	38,404	-	38,404

Changes in percentage of ownership interest in subsidiaries	-	-	(8,963)	-	-	(211,184)	(211,184)	-	-	-	-	-	-	-	(220,147)	(312,775)	(532,922)

Share-based payment from the Company (Note 28)	14,334	143,339	742,845	-	-	-	-	-	-	-	732,144	-	732,144	-	1,618,328	-	1,618,328

Cash dividends distributed by subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(575,089)	(575,089)

Share-based payment from subsidiaries (Note 28)	-	-	125,049	-	-	-	-	-	-	-	-	-	-	-	125,049	315,871	440,920

Issue of convertible bonds by subsidiary (Note 21)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,092,004	1,092,004

Disposal of investments in equity instruments at fair value through other comprehensive income	-	-	-	-	-	(190,525)	(190,525)	-	190,525	-	-	-	190,525	-	-	-	-

BALANCE AT DECEMBER 31, 2022	4,367,984	$43,679,841	$142,607,490	$12,582,960	$10,367,052	$91,556,474	$114,506,486	$(5,529,388)	$1,275,505	$520,281	$(432,847)	$-	$(4,166,449)	$(1,959,107)	$294,668,261	$18,608,124	$313,276,385

BALANCE AT JANUARY 1, 2023	4,367,984	$43,679,841	$142,607,490	$12,582,960	$10,367,052	$91,556,474	$114,506,486	$(5,529,388)	$1,275,505	$520,281	$(432,847)	$-	$(4,166,449)	$(1,959,107)	$294,668,261	$18,608,124	$313,276,385

Appropriation of 2022 earnings
Legal reserve	-	-	-	6,001,564	-	(6,001,564)	-	-	-	-	-	-	-	-	-	-	-
Special reserve	-	-	-	-	(6,845,501)	6,845,501	-	-	-	-	-	-	-	-	-	-	-
Cash dividends distributed by the Company	-	-	-	-	-	(38,482,083)	(38,482,083)	-	-	-	-	-	-	-	(38,482,083)	-	(38,482,083)

	-	-	-	6,001,564	(6,845,501)	(37,638,146)	(38,482,083)	-	-	-	-	-	-	-	(38,482,083)	-	(38,482,083)

Reversal of special reserve appropriated at the first-time adoption of IFRS Accounting Standards	-	-	-	-	(561,978)	561,978	-	-	-	-	-	-	-	-	-	-	-

Change from investments in associates accounted for using the equity method	-	-	3,255	-	-	-	-	-	-	-	-	-	-	-	3,255	-	3,255

Other changes in the capital surplus	-	-	87	-	-	-	-	-	-	-	-	-	-	-	87	-	87

Net profit for the year ended December 31, 2023	-	-	-	-	-	35,457,908	35,457,908	-	-	-	-	-	-	-	35,457,908	1,849,952	37,307,860
Other comprehensive income (loss) for the year ended December 31, 2023, net of income tax	-	-	-	-	-	(32,134)	(32,134)	(1,505,241)	2,347,561	(242,840)	-	(4,676)	594,804	-	562,670	(113,320)	449,350

Total comprehensive income (loss) for the year ended December 31, 2023	-	-	-	-	-	35,425,774	35,425,774	(1,505,241)	2,347,561	(242,840)	-	(4,676)	594,804	-	36,020,578	1,736,632	37,757,210

Cash dividends received by subsidiaries from the Company	-	-	641,387	-	-	-	-	-	-	-	-	-	-	-	641,387	-	641,387

																(Continued)

ASE TECHNOLOGY HOLDING CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in Thousands)

	Equity Attributable to Owners of the Company
								Other Equity
	Share Capital			Retained Earnings				Exchange Differences on Translating Foreign Operations	Unrealized Gain (Loss) on Financial Assets at Fair Value Through Other Comprehensive Income	Gain (Loss) on Hedging Instruments	Unearned Employee Benefit	Equity Directly Associated with Disposal Groups Held for Sale	Total	Treasury Shares	Total	Non-controlling Interests	Total Equity
	Shares (In Thousands)	Amounts	Capital Surplus	Legal Reserve	Special Reserve	Unappropriated Earnings	Total

Disposal of subsidiary (Note 30)	-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$(295,895)	$(295,895)

Differences between consideration and carrying amount arising from acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	427,913	427,913

Share-based payment from the Company (Note 28)	17,466	174,657	929,634	-	-	712	712	-	-	-	432,847	-	432,847	-	1,537,850	-	1,537,850

Cash dividends distributed by subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(912,261)	(912,261)

Share-based payment from subsidiaries (Note 28)	-	-	90,773	-	-	-	-	-	-	-	-	-	-	-	90,773	293,740	384,513

Issue of convertible bonds by subsidiary (Note 21)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	412,294	412,294

Disposal of investments in equity instruments at fair value through other comprehensive income	-	-	-	-	-	73,418	73,418	-	(73,418)	-	-	-	(73,418)	-	-	-	-

BALANCE AT DECEMBER 31, 2023	4,385,450	$43,854,498	$144,272,626	$18,584,524	$2,959,573	$89,980,210	$111,524,307	$(7,034,629)	$3,549,648	$277,441	$-	$(4,676)	$(3,212,216)	$(1,959,107)	$294,480,108	$20,270,547	$314,750,655

BALANCE AT JANUARY 1, 2024	4,385,450	$43,854,498	$144,272,626	$18,584,524	$2,959,573	$89,980,210	$111,524,307	$(7,034,629)	$3,549,648	$277,441	$-	$(4,676)	$(3,212,216)	$(1,959,107)	$294,480,108	$20,270,547	$314,750,655

Appropriation of 2023 earnings
Legal reserve	-	-	-	3,232,866	-	(3,232,866)	-	-	-	-	-	-	-	-	-	-	-
Special reserve	-	-	-	-	(167,613)	167,613	-	-	-	-	-	-	-	-	-	-	-
Cash dividends distributed by the Company	-	-	-	-	-	(22,838,947)	(22,838,947)	-	-	-	-	-	-	-	(22,838,947)	-	(22,838,947)

	-	-	-	3,232,866	(167,613)	(25,904,200)	(22,838,947)	-	-	-	-	-	-	-	(22,838,947)	-	(22,838,947)

Change from investments in associates accounted for using the equity method	-	-	4,445	-	-	-	-	-	-	-	-	-	-	-	4,445	-	4,445

Other changes in the capital surplus	-	-	68	-	-	-	-	-	-	-	-	-	-	-	68	-	68

Net profit for the year ended December 31, 2024	-	-	-	-	-	32,378,936	32,378,936	-	-	-	-	-	-	-	32,378,936	1,437,974	33,816,910
Other comprehensive income (loss) for the year ended December 31, 2024 net of income tax	-	-	-	-	-	173,524	173,524	12,085,635	122,083	438,262	-	4,676	12,650,656	-	12,824,180	814,125	13,638,305

Total comprehensive income (loss) for the year ended December 31, 2024	-	-	-	-	-	32,552,460	32,552,460	12,085,635	122,083	438,262	-	4,676	12,650,656	-	45,203,116	2,252,099	47,455,215

Cash dividends received by subsidiaries from the Company	-	-	379,462	-	-	-	-	-	-	-	-	-	-	-	379,462	-	379,462

Changes in percentage of ownership interest in subsidiaries (Note 3 1 )	-	-	(250,106)	-	-	(5,439)	(5,439)	-	-	-	-	-	-	-	(255,545)	(201,150)	(456,695)

Share-based payment from the Company (Note 28)	29,801	298,007	4,228,820	-	-	76,028	76,028	-	-	-	(1,631,257)	-	(1,631,257)	-	2,971,598	-	2,971,598

Non-controlling interests arising from capital increase of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	177,487	177,487

Cash dividends distributed by subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(593,390)	(593,390)

Share-based payment from subsidiaries (Note 28)	-	-	81,947	-	-	-	-	-	-	-	-	-	-	-	81,947	238,183	320,130

Issue of convertible bonds by subsidiary (Note 21)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	100,885	100,885

Disposal of investments in equity instruments at fair value through other comprehensive income	-	-	-	-	-	(58,828)	(58,828)	-	58,828	-	-	-	58,828	-	-	-	-

BALANCE AT DECEMBER 31, 2024	4,415,251	$44,152,505	$148,717,262	$21,817,390	$2,791,960	$96,640,231	$121,249,581	$5,051,006	$3,730,559	$715,703	$(1,631,257)	$-	$7,866,011	$(1,959,107)	$320,026,252	$22,244,661	$342,270,913

US DOLLARS (Note 4)

BALANCE AT DECEMBER 31, 2024	4,415,251	$1,346,524	$4,535,446	$665,367	$85,147	$2,947,247	$3,697,761	$154,041	$113,771	$21,827	$(49,748)	$-	$239,891	$(59,747)	$9,759,875	$678,398	$10,438,273

The accompanying notes are an integral part of the consolidated financial statements.																(Concluded)

ASE TECHNOLOGY HOLDING CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

	For the Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$	US$ (Note 4)

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax	$81,763,628	$42,611,823	$41,733,373	$1,272,747
Adjustments for:
Depreciation expense	51,520,810	54,195,380	55,995,198	1,707,691
Amortization expense	3,931,079	3,906,483	3,820,014	116,499
Net gain on fair value change of financial assets and liabilities at fair value through profit or loss	(4,107,745)	(1,860,511)	(9,832,900)	(299,875)
Finance costs	4,009,782	6,272,086	6,777,032	206,680
Interest income	(654,747)	(1,513,407)	(1,883,518)	(57,442)
Dividend income	(278,381)	(256,160)	(194,812)	(5,941)
Share-based payment compensations	989,843	742,890	2,188,600	66,746
Share of profit of associates and joint ventures	(1,185,377)	(1,080,600)	(896,702)	(27,347)
Gain on disposal of property, plant and equipment	(113,356)	(161,761)	(208,980)	(6,373)
Gain on disposal of investments accounted for using the equity method	(80,317)	(55,795)	(20,952)	(639)
Impairment loss recognized on financial assets	119,974	108,443	195,455	5,961
Impairment loss recognized on non-financial assets	2,359,055	3,536,506	603,756	18,413
Gain on disposal of subsidiaries	-	(529,721)	-	-
Gain on bargain purchase	-	-	(76,715)	(2,340)
Net loss on foreign currency exchange	6,318,273	10,127	3,377,808	103,013
Others	6,766	34,888	(65,671)	(2,003)
Changes in operating assets and liabilities
Financial assets mandatorily at fair value through profit or loss	7,070,941	8,453,963	7,767,363	236,882
Contract assets	(123,964)	631,097	(540,241)	(16,476)
Trade receivables	754,156	15,868,810	(14,331,791)	(437,078)
Other receivables	(1,953,605)	348,614	1,068,459	32,585
Inventories	(21,669,101)	25,401,815	1,781,135	54,319
Other current assets	20,864	(292,294)	(620,913)	(18,936)
Other financial assets	(3,476,090)	(718,946)	1,009,130	30,776
Other operating activities assets	(606,418)	92,135	181,390	5,532
Financial liabilities held for trading	(5,928,083)	(3,619,901)	(2,966,792)	(90,478)
Trade payables	(5,456,906)	(9,037,355)	7,694,702	234,666
Other payables	7,047,162	(8,281,769)	1,540,330	46,976
Other current liabilities	1,592,098	(877,245)	95,790	2,921
Other operating activities liabilities	5,265,384	(182,534)	(387,660)	(11,822)

Cash generated from operations	127,135,725	133,747,061	103,801,888	3,165,657
Interest received	652,679	1,479,507	1,811,676	55,251
Dividend received	957,611	668,883	665,916	20,309
Interest paid	(3,494,516)	(5,998,956)	(6,419,091)	(195,764)
Income tax paid	(14,250,527)	(15,474,646)	(9,072,635)	(276,689)

Net cash generated from operating activities	111,000,972	114,421,849	90,787,754	2,768,764

(Continued)

ASE TECHNOLOGY HOLDING CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

	For the Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$	US$ (Note 4)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of financial assets at fair value through other comprehensive income	$(20,000)	$(184,355)	$(13,560)	$(413)
Proceeds from disposal of financial assets at fair value through other comprehensive income	-	-	405	12
Return of capital from financial assets at fair value through other comprehensive income	63,051	188,347	184,050	5,613
Acquisition of associates and joint ventures	(117,589)	(2,259,757)	(14,700)	(448)
Proceeds from disposal of investments accounted for using the equity method	-	489,329	-	-
Net proceeds outflow on acquisition of subsidiaries (Note 29)	-	(1,224,183)	(1,627,074)	(49,621)
Net proceeds from disposal of subsidiaries (Note 30)	-	2,093,700	-	-
Payments for property, plant and equipment	(72,639,905)	(54,158,229)	(79,521,938)	(2,425,189)
Proceeds from disposal of property, plant and equipment	749,757	475,326	908,053	27,693
Payments for intangible assets	(382,767)	(395,651)	(1,567,300)	(47,798)
Proceeds from disposal of intangible assets	4,932	9,901	10,177	310
Payments for right-of-use assets	(682,602)	(35,851)	(593,496)	(18,100)
Payments for investment properties	(114,786)	(35,304)	(15,145)	(462)
Proceeds from disposal of investment properties	-	-	34	1
Increase in other financial assets	(268,205)	(485,132)	(1,686,349)	(51,429)
Decrease in other financial assets	252,845	226,397	1,530,701	46,682
Increase in other non-current assets	(267,003)	(294,680)	(473,350)	(14,436)
Decrease in other non-current assets	280,916	80,668	140,976	4,300
Income tax paid	(842,440)	-	(1,170,149)	(35,686)
Other investing activities items	31,922	387,480	-	-

Net cash used in investing activities	(73,951,874)	(55,121,994)	(83,908,665)	(2,558,971)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	1,866,253	3,231,840	-	-
Repayment of short-term borrowings	-	-	(4,514,729)	(137,686)
Proceeds from short-term bills payable	-	2,787,340	-	-
Repayment of short-term bills payable	-	-	(2,787,340)	(85,006)
Proceeds from bonds offering	6,365,377	2,426,634	1,035,014	31,565
Repayment of bonds payable	(9,904,800)	(5,000,000)	(13,902,400)	(423,983)
Proceeds from long-term borrowings	214,642,236	286,268,360	244,731,255	7,463,594
Repayment of long-term borrowings	(244,158,657)	(300,531,590)	(208,074,986)	(6,345,684)
Repayment of the principle portion of lease liabilities	(1,035,019)	(1,136,666)	(1,547,291)	(47,188)
Dividends paid	(29,990,842)	(37,840,609)	(22,459,417)	(684,947)
Proceeds from exercise of employee share options	1,069,255	1,175,260	1,103,058	33,640
Payments for buy-back of ordinary shares	(205,608)	-	-	-
Decrease in non-controlling interests	(1,108,010)	(484,348)	(872,613)	(26,612)
Other financing activities items	1,009	2,740	18,243	556

Net cash used in financing activities	(62,458,806)	(49,101,039)	(7,271,206)	(221,751)

(Continued)

ASE TECHNOLOGY HOLDING CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

	For the Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$	US$ (Note 4)

EFFECTS OF EXCHANGE RATE CHANGES ON THE BALANCE OF CASH AND CASH EQUIVALENTS HELD IN FOREIGN CURRENCY	$7,376,757	$(954,692)	$9,600,423	$292,785

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(18,032,951)	9,244,124	9,208,306	280,827

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	76,073,345	58,040,394	67,284,518	2,051,983

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$58,040,394	$67,284,518	$76,492,824	$2,332,810

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ASE TECHNOLOGY HOLDING CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Thousands, Unless Stated Otherwise)

1.	GENERAL INFORMATION
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
The Company’s subsidiaries, Advanced Semiconductor Engineering, Inc. (symbol “2311”, “ASE”) and Siliconware Precision Industries Co., Ltd. (symbol “2325”, “SPIL”), entered into and executed a joint share exchange agreement to establish the Company and the Company acquired all issued and outstanding ordinary shares of ASE and SPIL on April 30, 2018. Both of ASE’s and SPIL’s ordinary shares have been delisted while the ordinary shares of the Company were listed starting from the same date under the symbol “3711”. In addition, ASE’s ordinary shares that have been traded on the New York Stock Exchange (the “NYSE”) under the symbol “ASX” in the form of American Depositary Shares (“ADS”) starting from September 2000 were exchanged as the Company’s ADSs under the same symbol “ASX” starting from April 30,
2018.
The Company’s subsidiaries, ASE and SPIL, were respectively approved by the competent authority to terminate their public offering in March and April of 2024.
The ordinary shares of the Company’s subsidiary, Universal Scientific Industrial (Shanghai) Co., Ltd. (“USISH”), have been listed on the Shanghai Stock Exchange under the symbol “601231” since February 2012.
The consolidated financial statements are presented in the Company’s functional currency, New Taiwan dollar (NT$).

2.	APPROVAL OF FINANCIAL STATEMENTS
The consolidated financial statements were authorized for issue by the management on March 14, 2025.

3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD (“IASB”) (collectively, “IFRS Accounting Standards”)

a.	Amendments to IFRS Accounting Standards that are mandatorily effective for the current year
In the current year, the Group applied the amendments to IFRS 16 “Leases Liability in a Sale and Leaseback,” amendments to IAS 1 “Classification of Liabilities as Current or Non-current (referred to as the “2020 amendments”)” and“Non-current Liabilities with Covenants (referred to as the “2022 amendments”),” and amendments to IAS 7 and IFRS 7 “Supplier Finance Arrangements.”
Except for the following, the initial application of the aforementioned new, revised or amended standards and interpretations did not have material impact on the Group’s accounting policies:

1)	The 2020 amendments and the 2022 amendments

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
The 2020 amendments also stipulate that, if the right to defer settlement is subject to compliance with specified conditions, the Group must comply with those conditions at the end of the reporting period even if the lender does not test compliance until a later date. The 2022 amendments further clarify that only covenants with which the Group is required to comply on or before the reporting date should affect the classification of a liability as current or non-current. Although the covenants to be complied with within twelve months after the reporting period do not affect the classification of a liability, the Group shall disclose information that enables users of financial statements to understand the risk of the Group, which may have difficulty complying with the covenants and repaying its liabilities within twelve months after the reporting period.
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

2)	Amendments to IAS 7 and IFRS 7 “Supplier Finance Arrangements”
The Group has applied the amendments since January 1, 2024. The amendments stipulate that supplier finance arrangements are characterized by one or more finance providers offering to pay amounts an entity owes its suppliers and the entity agreeing to pay according to the terms and conditions of the arrangements at the same date as, or a date later than, the suppliers are paid. The Group shall disclose the relevant information about its supplier finance arrangements that enables users of financial statements to assess the effects of those arrangements on the Group’s liabilities and cash flows and on the Group’s exposure to liquidity risk. See Note 32 for the details.

b.	New, revised or amended IFRS Accounting Standards in issue but not yet effective
The Group has not applied the following new, revised or amended IFRS Accounting Standards that have been issued but are not yet effective:

New, Revised or Amended Standards and Interpretations	Effective Date Announced by IASB (Note 1)

Amendments to IAS 21 “Lack of Exchangeability”	January 1, 2025 (Note 2)
Annual Improvements to IFRS Accounting Standards - Volume 11	January 1, 2026
Amendments to IFRS 9 and IFRS 7 “Amendments to the Classification and Measurement of Financial Instruments”	January 1, 2026
Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB
IFRS 18 “Presentation and Disclosures in Financial Statements”	January 1, 2027

Note 1:	Unless stated otherwise, the above IFRS Accounting Standards are effective for annual reporting periods beginning on or after their respective effective dates.

Note 2:
The Group shall apply those amendments for annual reporting periods beginning on or after January 1, 2025. Upon initial application of the amendments to IAS 21, the Group shall not restate the comparative information and shall recognize any effect of initially applying the amendments as an adjustment to the opening balance of retained earnings or, if applicable, to the cumulative amount of translation differences in equity as well as affected assets or liabilities.

c.	Material changes in accounting policy resulted from new, revised and amended IFRS Accounting Standards in issue but not yet effective
Except for the following, as of the date that the accompanying consolidated financial statements were authorized for issue, the Group is continuously assessing other impacts of the above amended standards and interpretations on the Group’s financial position and financial performance and will disclose the relevant impact when the assessment is completed.

1)	IFRS 18 “Presentation and Disclosure in Financial Statements”
IFRS 18 will supersede IAS 1” Presentation of Financial Statements”. The main changes comprise:

•	Items of income and expenses included in the statement of profit or loss shall be classified into the operating, investing, financing, income taxes and discontinued operations categories.

•	The statement of profit or loss shall present totals and subtotals for operating profit or loss, profit or loss before financing and profit or loss.

•
Provides guidance to enhance the requirements of aggregation and disaggregation: The Group shall identify the assets, liabilities, equity, income, expenses and cash flows that arise from individual transactions or other events and shall classify and aggregate them into groups based on shared characteristics, so as to result in the presentation in the primary financial statements of line items that have at least one similar characteristic. The Group shall disaggregate items with dissimilar characteristics in the primary financial statements and in the notes. The Group labels items as “other” only if it cannot find a more informative label.

•
Disclosures on Management-defined Performance Measures (MPMs): When in public communications outside financial statements and communicating to users of financial statements management’s view of an aspect of the financial performance of the Group as a whole, the Group shall disclose related information about its MPMs in a single note to the financial statements, including the description of such measures, calculations, reconciliations to the subtotal or total specified by IFRS Accounting Standards and the income tax and non-controlling interests effects of related reconciliation items.

2)	Amendments to IFRS 9 and IFRS 7 “Amendments to the Classification and Measurement of Financial Instruments”
The amendments mainly amend the requirements for the classification of financial assets, including if a financial asset contains a contingent feature that could change the timing or amount of contractual cash flows and the contingent event itself does not relate directly to changes in basic lending risks and costs (e.g., whether the debtor achieves a contractually specified reduction in carbon emissions), the financial asset has contractual cash flows that are solely payments of principal and interest on the principal amount outstanding if, and only if,

•	In all possible scenarios (before and after the occurrence of a contingent event), the contractual cash flows are solely payments of principal and interest on the principal amount outstanding; and

•
In all possible scenarios, the contractual cash flows would not be significantly different from the contractual cash flows on a financial instrument with identical contractual terms, but without such a contingent feature.

The amendments also stipulate that, when settling a financial liability in cash using an electronic payment system, the Group can choose to derecognize the financial liability before the settlement date if, and only if, the Group has initiated a payment instruction that resulted in:

•	The Group having no practical ability to withdraw, stop or cancel the payment instruction;

•	The Group having no practical ability to access the cash to be used for settlement as a result of the payment instruction; and

•	The settlement risk associated with the electronic payment system being insignificant.

4.	SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION

a.	Statement of compliance
The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the IASB.

b.	Basis of preparation
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

c.	Classification of current and non-current assets and liabilities
Current assets include cash and cash equivalents and those assets held primarily for trading purposes or expected to be realized within 12 months after the balance sheet date, unless the asset is to be used for an exchange or to settle a liability, or otherwise remains restricted, at more than 12 months after the balance sheet date. Current liabilities are obligations incurred for trading purposes or to be settled within 12 months after the balance sheet date (even if an agreement to refinance, or to reschedule payments, on a long-term basis is completed after the balance sheet date and before the consolidated financial statements are authorized for issue) and liabilities for which the Group does not have the substantial right at the end of the reporting period to defer settlement for at least 12 months after the balance sheet date. Assets and liabilities that are not classified as current are classified as non-current. Terms of a liability that could, at the option of the counterparty, result in its settlement by the transfer of the Group’s own equity instruments do not affect its classification as current or non-current if the Group classifies the option as an equity instrument.
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

2)	The detail information of the subsidiaries was as follows:

Name of Investor	Name of Investee	Main Businesses	Establishment and Operating Location	Percentage of Ownership (%)
				December 31
				2023	2024

The Company	ASE	Engaged in the packaging and testing of semiconductors	R.O.C.	100.0	100.0
	USI Inc. (“USIINC”)	Holding company	R.O.C.	100.0	100.0
	SPIL	Engaged in the assembly, testing and turnkey services of integrated circuit	R.O.C.	100.0	100.0
	ASE Social Enterprise Co., Ltd.	Engaged in social services	R.O.C.	100.0	100.0
	ASE Global Integrated Solutions Co., Ltd.	Engaged in integration-relevant services	R.O.C.	100.0	100.0
ASE	A.S.E. Holding Limited	Holding company	Bermuda	100.0	100.0
	J & R Holding Limited (“J&R Holding”)	Holding company	Bermuda	100.0	100.0
	Innosource Limited	Holding company	British Virgin Islands	100.0	100.0
	Omniquest Industrial Limited	Holding company	British Virgin Islands	71.0	71.0
	ASE Marketing & Service Japan Co., Ltd.	Engaged in marketing and sales services	Japan	100.0	100.0
	ASE Test, Inc. (“ASET”)	Engaged in the testing of semiconductors	R.O.C.	100.0	100.0
	Advanced Microelectronic Products Inc. (“AMPI”)	Engaged in the manufacturing of integrated circuit	R.O.C.	7.6	6.9
	ASE Singapore Pte. Ltd.	Engaged in the packaging and testing of semiconductors	Singapore	100.0	100.0
(Continued)

Name of Investor	Name of Investee	Main Businesses	Establishment and Operating Location	Percentage of Ownership (%)
				December 31
				2023	2024

	ASE Electronics (M) Sdn. Bhd.	Engaged in the packaging and testing of semiconductors	Malaysia	100.0	100.0
	ASEP Cayman Ltd. (“ASEPCAYMAN”)	Engaged in the packaging and testing of semiconductors, and was acquired in August 2024 (Note 29)	British Cayman Islands	-	100.0
ASET	Alto Enterprises Limited	Holding company	British Virgin Islands	100.0	100.0
	Super Zone Holdings Limited	Holding company	Hong Kong	100.0	100.0
	TLJ Intertech Inc.	Engaged in information software services	R.O.C.	60.0	60.0
	AMPI	Engaged in the manufacturing of integrated circuit	R.O.C.	43.4	48.9
A.S.E. Holding Limited	ASE Investment (Labuan) Inc.	Holding company	Malaysia	70.1	70.1
	ASE Test Limited (“ASE Test”)	Holding company	Singapore	10.2	10.2
	ASE Technology Partners, Limited	Liquidation completed in March 2024	British Cayman Islands	100.0	-
	Integrated Solutions Enterprise Europe	Trading company	Belgium	100.0	100.0
J&R Holding	ASE Test	Holding company	Singapore	89.8	89.8
	Omniquest Industrial Limited	Holding company	British Virgin Islands	8.4	8.4
	J&R Industrial Inc.	Engaged in leasing and investing activity	R.O.C.	100.0	100.0
	ASE Japan Co., Ltd.	Engaged in the packaging and testing of semiconductors	Japan	100.0	100.0
	ASE (U.S.) Inc.	After-sales service and sales support	U.S.A.	100.0	100.0
	Global Advanced Packaging Technology Limited	Holding company	British Cayman Islands	100.0	100.0
Innosource Limited	Omniquest Industrial Limited	Holding company	British Virgin Islands	20.6	20.6
	ASE (Shanghai) Inc. (“ASEMTL”)	Engaged in the production of substrates	Shanghai, China	8.5	8.5
	ASE Enterprise Management (Shanghai) Inc. (“ASEEMSH”)	Engaged in the leasing of properties and buildings, and was spun off from ASEMTL in November 2023	Shanghai, China	8.5	8.5
Omniquest Industrial Limited	ASE Corporation	Holding company	British Cayman Islands	100.0	100.0
Alto Enterprises Limited	ASE Investment (Kun Shan) Limited	Holding company	Kun Shan, China	100.0	100.0
Super Zone Holdings Limited	Advanced Semiconductor Engineering (China) Ltd.	Engaged in the packaging and testing of semiconductors, after-sale services, advisory and lease of factory	Shanghai, China	100.0	100.0
ASE Investment (Labuan) Inc.	ASE (Korea) Inc.	Engaged in the packaging and testing of semiconductors	Korea	100.0	100.0
ASE (Korea) Inc.	ASE Cheonan, Inc. (“CHE”)	Engaged in the packaging and testing of semiconductors, and was acquired in August 2024 (Note 29)	Korea	-	100.0
ASE Technology Partners, Limited	ASE Technology Acquisition Corporation	Liquidation completed in March 2024	British Cayman Islands	100.0	-
ASE Test	ASE Test Holdings, Ltd.	Holding company	British Cayman Islands	100.0	100.0
	ASE Holdings (Singapore) Pte Ltd	Holding company (merged by ASE Test in July 2024)	Singapore	100.0	-
	ASE Investment (Labuan) Inc.	Holding company	Malaysia	29.9	29.9
ASE Test Holdings, Ltd.	ISE Labs, Inc.	Engaged in the testing of semiconductors	U.S.A.	100.0	100.0
ISE Labs, Inc.	ISE Services, Inc.	Engaged in turnkey services of semiconductors	U.S.A.	100.0	100.0
Global Advanced Packaging Technology Limited	ASE Assembly & Test (Shanghai) Limited (“ASESH”)	Engaged in the packaging and testing of semiconductors and leasing of properties	Shanghai, China	100.0	100.0
ASESH	Wuxi Tongzhi Microelectronics Co., Ltd.	Engaged in the packaging and testing of semiconductors	Wuxi, China	100.0	100.0
	ISE Labs, China, Ltd.	Engaged in the testing of semiconductor	Shanghai, China	100.0	100.0
	Shanghai Ding Hui Real Estate Development Co., Ltd. (“DH”)	Engaged in the development, construction and sale of real estate properties	Shanghai, China	60.0	60.0
DH	Shanghai Ding Qi Property Management Co., Ltd.	Engaged in the management of real estate properties	Shanghai, China	100.0	100.0
	Shanghai Ding Wei Real Estate Development Co., Ltd.	Engaged in the management of properties, parking lot business and leasing of properties for shopping center	Shanghai, China	100.0	100.0
	Shanghai Ding Yu Real Estate Development Co., Ltd.	Engaged in the management of properties, parking lot business and leasing of properties for shopping center	Shanghai, China	100.0	100.0
	Kun Shan Ding Hong Real Estate Development Co., Ltd.	Engaged in the development, construction and leasing of properties for shopping center	Kun Shan, China	100.0	100.0
(Continued)

Name of Investor	Name of Investee	Main Businesses	Establishment and Operating Location	Percentage of Ownership (%)
				December 31
				2023	2024

	Shanghai Ding Xu Property Management Co., Ltd.	Engaged in the management of real estate properties	Shanghai, China	100.0	100.0
	Shanghai Ding Yao Estate Development Co., Ltd.	Engaged in the management of real estate properties	Shanghai, China	100.0	100.0
	Shanghai Ding Fan Business Management Co., Ltd.	Engaged in the management of commercial complex services and department store trading	Shanghai, China	100.0	100.0
ASE Corporation	ASE Mauritius Inc.	Holding company	Mauritius	100.0	100.0
	ASE Labuan Inc.	Holding company	Malaysia	100.0	100.0
ASE Mauritius Inc.	ASEMTL	Engaged in the production of substrates	Shanghai, China	91.5	91.5
	ASEEMSH	Engaged in the leasing of properties and buildings, and was spun off from ASEMTL in November 2023	Shanghai, China	91.5	91.5
ASE Labuan Inc.	ASE Electronics Inc.	Engaged in the production of substrates	R.O.C.	100.0	100.0
ASEMTL	Advanced Semiconductor Engineering (HK) Limited	Trading company	Hong Kong	100.0	100.0
	Universal Scientific Industrial (Shanghai) Co., Ltd. (“USISH”)	Engaged in the designing, manufacturing and sales of electronic components	Shanghai, China	0.8	0.8
ASEEMSH	DH	Engaged in the development, construction and sale of real estate properties (spun off from ASEMTL in November 2023)	Shanghai, China	40.0	40.0
ASEPCAYMAN	Cyland Corp.	Engaged in the leasing of real estate	Philippines	-	39.8
USIINC	Huntington Holdings International Co., Ltd.	Holding company	British Virgin Islands	100.0	100.0
Huntington Holdings International Co., Ltd.	Unitech Holdings International Co., Ltd.	Holding company	British Virgin Islands	100.0	100.0
	Real Tech Holdings Limited	Holding company	British Virgin Islands	100.0	100.0
	Universal ABIT Holding Co., Ltd.	In the process of liquidation	British Cayman Islands	100.0	100.0
Real Tech Holdings Limited	USI Enterprise Limited (“USIE”)	Engaged in the service of investment advisory and warehousing management	Hong Kong	100.0	100.0
USIE	USISH	Engaged in the designing, manufacturing and sales of electronic components	Shanghai, China	77.0	77.1
USISH	Universal Global Technology Co., Limited	Holding company	Hong Kong	100.0	100.0
	Universal Global Technology (Kunshan) Co., Ltd. (“UGKS”)	Engaged in the designing and manufacturing of electronic components	Kun Shan, China	100.0	100.0
	Universal Global Technology (Shanghai) Co., Ltd.	Engaged in the processing and sales of computer and communication peripherals as well as business in import and export of goods and technology	Shanghai, China	100.0	100.0
	Universal Global Electronics (Shanghai) Co., Ltd.	Engaged in the sales of electronic components and telecommunications equipment	Shanghai, China	100.0	100.0
	USI Electronics (Shenzhen) Co., Ltd. (“USISZ”)	Engaged in the design, manufacturing and sales of motherboards and computer peripherals	Shenzhen, China	50.0	50.0
	Universal Global Technology (Huizhou) Co., Ltd.	Engaged in the research and manufacturing of new electronic applications, communications, computers and other electronics products and also provided auxiliary technical services as well as import and export services	Huizhou, China	100.0	100.0
	FINANCIERE AFG (“FAFG”)	Holding company	France	10.4	10.4
Universal Global Technology Co., Limited	Universal Global Industrial Co., Limited	Engaged in manufacturing, trading and investing activity	Hong Kong	100.0	100.0
	Universal Global Scientific Industrial Co., Ltd. (“UGTW”)	Engaged in the manufacturing of components of telecommunication and cars and provision of related R&D services	R.O.C.	100.0	100.0
	USI America Inc.	Engaged in the manufacturing and processing of motherboards and wireless network communication and provision of related technical service	U.S.A.	100.0	100.0
	Universal Scientific Industrial De Mexico S.A. De C.V.	Engaged in the assembling of motherboards and computer components	Mexico	100.0	100.0
	USI Japan Co., Ltd.	Engaged in the manufacturing and sales of computer peripherals, integrated chip and other related accessories	Japan	100.0	100.0
(Continued)

Name of Investor	Name of Investee	Main Businesses	Establishment and Operating Location	Percentage of Ownership (%)
				December 31
				2023	2024

	USISZ	Engaged in the design, manufacturing and sales of motherboards and computer peripherals	Shenzhen, China	50.0	50.0
	Universal Global Electronics Co., Ltd. (“UGHK”)	Engaged in accepting and outsourcing orders as well as sales of electronic components and service of technical advisory (disposed to ASTEELFLASH HONG KONG LIMITED in January 2024)	Hong Kong	100.0	-
	Universal Scientific Industrial (France)	Engaged in investing activities	France	100.0	100.0
	UNIVERSAL SCIENTIFIC INDUSTRIAL VIETNAM COMPANY LIMITED	Engaged in IC assembly for wearable devices	Vietnam	100.0	100.0
	Universal Ample Technology Co., Limited	Holding company, and was established in May 2023	Hong Kong	75.1	75.1
Universal Global Industrial Co., Limited	Universal Scientific Industrial De Mexico S.A. De C.V.	Engaged in the assembling of motherboards and computer components	Mexico	(Note 1)	(Note 1)
UGTW	Universal Scientific Industrial Co., Ltd.	Engaged in the manufacturing, processing and sales of computers, computer peripherals and related accessories	R.O.C.	100.0	100.0
Universal Global Electronics (Shanghai) Co., Ltd.	USI Science and Technology (Shenzhen) Co., Ltd.	Engaged in the design of electronic components, service of technical advisory; wholesale of electronic components and communication peripherals as well as business in import and export of goods and management of properties	Shenzhen, China	100.0	100.0
Universal Ample Technology Co., Limited	Hirschmann Mobility Holding GmbH (renamed in January 2024, formerly named as setus 80.GmbH)	Holding company	Germany	100.0	100.0
Hirschmann Mobility Holding GmbH	Hirschmann Car Communication Holding S.a.r.l. (“Hirschmann”)	Holding company	Luxembourg	100.0	100.0
Hirschmann	Hirschmann Car Communication GmbH	Engaged in the research and development, manufacturing and sales of PCBAs and tuners	Germany	100.0	100.0
	Hirschmann Car Communication Kft.	Engaged in the manufacturing and sales of antennas, RF amplifiers, connectors and wave straps	Hungary	100.0	100.0
	Hirschmann Car Communication, Inc.	Engaged in the research and development, and sales marketing	U.S.A.	100.0	100.0
Hirschmann Car Communication GmbH	Hirschmann Car Communication S.A.S.	Engaged in the research and development, and sales marketing	France	100.0	100.0
	Hirschmann Car Communication (Shanghai) Co., Ltd.	Engaged in the sales of antennas, RF amplifiers and wave straps, PCBs, and tuners	Shanghai, China	100.0	100.0
Universal Scientific Industrial (France)	FAFG	Holding company	France	89.6	89.6
FAFG	MANUFACTURING POWER TUNISIA	Engaged in the design and manufacturing of electronic components	Tunisia	99.9	99.9
	ASTEELFLASH MEXICO S.A. de C.V.	Engaged in the design and manufacturing of electronic components	Mexico	99.9	99.9
	ASTEELFLASH (BEDFORD) LIMITED	Engaged in the design and manufacturing of electronic components	United Kingdom	100.0	100.0
	ASTEELFLASH FRANCE	Engaged in the design and manufacturing of electronic components	France	99.9	99.9
	ASTEELFLASH TUNISIE S.A.	Engaged in the design and manufacturing of electronic components	Tunisia	100.0	100.0
	ASTEELFLASH HONG KONG LIMITED	Holding company	Hong Kong	100.0	100.0
	Asteelflash Holding GmbH. (renamed in January 2024, formerly named as ASTEELFLASH GERMANY GmbH)	Engaged in the design and manufacturing of electronic components	Germany	100.0	100.0
	ASTEELFLASH US HOLDING CORP.	Holding company	U.S.A.	100.0	100.0
	AFERH TUNISIE	Engaged in the management, training and consulting of human resources	Tunisia	0.5	0.5
(Continued)

Name of Investor	Name of Investee	Main Businesses	Establishment and Operating Location	Percentage of Ownership (%)
				December 31
				2023	2024

	ASTEEL ELECTRONICS MANUFACTURING SERVICES	Engaged in the design and manufacturing of electronic components	Tunisia	0.1	0.1
	ASTEELFLASH PLZEN S.R.O.	Engaged in the design and manufacturing of electronic components	Czech Republic	100.0	100.0
ASTEELFLASH (BEDFORD) LIMITED	ASTEELFLASH TUNISIE S.A.	Engaged in the design and manufacturing of electronic components	Tunisia	(Note 1)	(Note 1)
ASTEELFLASH TECHNOLOGIE	ASTEELFLASH FRANCE	Engaged in the design and manufacturing of electronic components	France	(Note 1)	(Note 1)
ASTEELFLASH FRANCE	ASTEEL ELECTRONICS MANUFACTURING SERVICES	Engaged in the design and manufacturing of electronic components	Tunisia	99.9	99.9
	ASTEELFLASH TECHNOLOGIE	Engaged in projection of plastic and the design and manufacturing of industrial components	France	100.0	100.0
	ASTEELFLASH BRETAGNE	Engaged in the design and manufacturing of electronic components (liquidation completed in January 2024)	France	100.0	-
	ASTEELFLASH TUNISIE S.A.	Engaged in the design and manufacturing of electronic components	Tunisia	(Note 1)	(Note 1)
	AFERH TUNISIE	Engaged in the management, training and consulting of organization and human resources	Tunisia	99.5	99.5
	ASTEELFLASH MEXICO S.A. de C.V.	Engaged in the design and manufacturing of electronic components	Mexico	0.1	0.1
	MANUFACTURING POWER TUNISIA	Engaged in the design and manufacturing of electronic components	Tunisia	0.1	0.1
ASTEELFLASH HONG KONG LIMITED	Asteelflash Suzhou Co., Ltd.	Engaged in the design and manufacturing of electronic components	Suzhou, China	100.0	100.0
	UGHK	Engaged in accepting and outsourcing orders as well as sales of electronic components and service of technical advisory (acquired from Universal Global Technology Co., Limited in January 2024)	Hong Kong	-	100.0
UGHK	Universal Scientific Industrial Poland Sp. z o.o.	Engaged in the design and manufacturing of electronic components and new electronic applications	Poland	100.0	100.0
Asteelflash Suzhou Co., Ltd.	ASTEELFLASH TUNISIE S.A.	Engaged in the design and manufacturing of electronic components	Tunisia	(Note 1)	(Note 1)
Asteelflash Holding GmbH.	ASTEELFLASH Germany GmbH. (renamed in January 2024, formerly named as ASTEELFLASH HERSFELD GmbH)	Engaged in the design and manufacturing of electronic components	Germany	100.0	100.0
	ASTEELFLASH DESIGN SOLUTIONS HAMBURG GmbH	Engaged in the design and manufacturing of electronic components	Germany	100.0	100.0
	EN ELECTRONICNETWORK SRL	Engaged in the design and manufacturing of electronic components	Romania	100.0	100.0
	ASTEELFLASH TUNISIE S.A.	Engaged in the design and manufacturing of electronic components	Tunisia	(Note 1)	(Note 1)
ASTEELFLASH MEXICO S.A. de C.V.	ASTEELFLASH TUNISIE S.A.	Engaged in the design and manufacturing of electronic components	Tunisia	(Note 1)	(Note 1)
ASTEELFLASH US HOLDING CORP.	ASTEELFLASH USA CORP.	Engaged in the design and manufacturing of electronic components	U.S.A.	100.0	100.0
ASTEELFLASH USA CORP.	ASTEELFLASH TUNISIE S.A.	Engaged in the design and manufacturing of electronic components	Tunisia	(Note 1)	(Note 1)
SPIL	SPIL (B.V.I.) Holding Limited	Engaged in investing activities	British Virgin Islands	100.0	100.0
	Siliconware Precision Malaysia Sdn. Bhd.	Engaged in the assembly and testing, and was established in September 2023	Malaysia	100.0	100.0
(Continued)

Name of Investor	Name of Investee	Main Businesses	Establishment and Operating Location	Percentage of Ownership (%)
				December 31
				2023	2024

SPIL (B.V.I.) Holding Limited	Siliconware USA, Inc.	Engaged in marketing activities	U.S.A.	100.0	100.0
	SPIL (Cayman) Holding Limited	Engaged in investing activities	British Cayman Islands	100.0	100.0
SPIL (Cayman) Holding Limited	Siliconware Technology (Suzhou) Limited	Engaged in the packaging and testing of semiconductors	Suzhou, China	100.0	100.0
(Concluded)
Note 1:	The number of shares held was 1 share and the percentage of ownership was less than 0.1%.

e.	Business combinations
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

Inventories related to real estate business include land and buildings held for sale and construction in progress. Prior to the completion, the borrowing costs directly attributable to construction in progress are capitalized as part of the cost of the asset. Construction in progress is transferred to land and buildings held for sale upon completion. Land and buildings held for sale and construction in progress are stated at the lower of cost or net realizable value and related write-downs are made by item. The amounts received in advance for real estate properties are first recorded as advance receipts and then recognized as revenue when the construction is completed and the title and significant risk of the real estate properties are transferred to customers. Cost of sales of land and buildings held for sale are recognized based on the ratio of property sold to the total property developed.

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
When the Group transacts with its associate and joint venture, profits and losses resulting from the transactions with the associate and joint venture are recognized in the Group’ consolidated financial statements only to the extent that interests in the associate and the joint venture are not related to the Group.

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
A cash-generating unit to which goodwill has been allocated is tested for impairment annually or more frequently whenever there is an indication that the unit may be impaired, by comparing its carrying amount, including the attributed goodwill, with its recoverable amount. However, if the goodwill allocated to a cash-generating unit was acquired in a business combination during the current annual period, that unit shall be tested for impairment before the end of the current annual period. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then pro rata to the other assets of the unit based on the carrying amount of each asset in the unit. Any impairment loss is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

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
On derecognition of an intangible asset, the difference between the net disposal proceeds and the carrying amount of the asset is recognized in profit or loss.

m.	Impairment of property, plant and equipment, right-of-use asset, investment properties and intangible assets other than goodwill
At each balance sheet date, the Group reviews the carrying amounts of its property, plant and equipment, right-of-use asset, investment properties and intangible assets, excluding goodwill, to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. When it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Corporate assets are allocated to the individual cash-generating units on a reasonable and consistent basis of allocation. The recoverable amount is the higher of fair value less costs to sell and value in use. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount, with the resulting impairment loss recognized in profit or loss.
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
Financial assets and financial liabilities are recognized when the Group becomes a party to the contractual provisions of the instruments.
Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issuance of financial assets and financial liabilities (other than financial assets and financial liabilities at FVTPL) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized immediately in profit or loss.

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
Financial asset is classified as at FVTPL when the financial asset is mandatorily classified. The Group’s financial assets mandatorily classified as at FVTPL include investments in equity instruments which are not designated as at FVTOCI and debt instruments that do not meet the amortized cost criteria or the FVTOCI criteria.

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

A financial asset is credit-impaired when one or more of the following events have occurred:

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
On initial recognition, the Group makes an irrevocable election to designate investments in equity instruments as at FVTOCI. Designation at FVTOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognized by an acquirer in a business combination.
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
The Group designates certain non-derivatives as hedging instruments in respect of foreign currency risk in fair value hedges and hedges of net investments in foreign operations.

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
When customers control goods while the packaging and testing are in progress, the Group measures the progress on the basis of costs incurred relative to the total expected costs as there is a direct relationship between the costs incurred and the progress of satisfying the performance obligations. Revenue and contract assets are recognized during the packaging and testing process and contract assets are reclassified to trade receivables when the packaging and testing are completed or when the goods are shipped upon customer’s request.
The Group recognizes revenues and trade receivables when the goods are shipped or when the goods are delivered to the customer’s specified location because it is the time when the customer has full discretion over the manner of distribution and price to sell the goods, has the primary responsibility for sales to future customers and bears the risks of obsolescence.
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
Lease liabilities are initially measured at the present value of the lease payments, which comprise fixed payments, in-substance fixed payments, variable lease payments which depend on an index or a rate, residual value guarantees, the exercise price of a purchase option if the Group is reasonably certain to exercise that option, and payments of penalties for terminating a lease if the lease term reflects such termination, less any lease incentives receivable. The lease payments are discounted using the interest rate implicit in a lease, if that rate can be readily determined. If that rate cannot be readily determined, the lessee’s incremental borrowing rate will be used.

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
Government grants related to income are recognized in other income on a systematic basis over the periods in which the Group recognizes as expenses the related costs for which the grants are intended to compensate. Specifically, government grants whose primary condition is that the Group should purchase, construct or otherwise acquire non-current assets are recognized as deferred revenue in the consolidated financial statements and transferred to profit or loss on a systematic and rational basis over the useful lives of the related assets.
Government grants that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Group with no future related costs are recognized in profit or loss in the period in which they become receivable.
The benefit of a government loan received at a below-market rate of interest is treated as a government grant, measured as the difference between the proceeds received and the fair value of the loan based on prevailing market interest rates.

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
At each balance sheet date, the Group revises its estimate of the number of employee share options and restricted stocks for employees expected to vest. The impact of the revision of the original estimates is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the capital surplus - employee share options or non-controlling interests (employee share options issued by subsidiaries) and other equity - unearned employee benefits or non-controlling interests (restricted stocks for employees issued by subsidiaries).

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
A translation of the consolidated financial statements into U.S. dollars is included solely for the convenience of the readers and has been translated from New Taiwan dollar (NT$) at the exchange rate as set forth in the statistical release by the Federal Reserve Board of the United States, which was NT$32.79 to US$
1.00
as of December 31, 2024. The translation should not be construed as a representation that the NT$ amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

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

6.	CASH AND CASH EQUIVALENTS

	December 31
	2023	2024
	NT$	NT$	US$ (Note 4)

Cash on hand	$4,623	$5,204	$159
Checking accounts and demand deposits	55,972,581	54,752,776	1,669,801
Cash equivalents (time deposits with original maturity of less than three months)	11,307,314	21,734,844	662,850

	$67,284,518	$76,492,824	$2,332,810

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS (FVTPL)

	December 31
	2023	2024
	NT$	NT$	US$ (Note 4)

Financial assets mandatorily classified as at FVTPL

Derivative instruments (non-designated hedges)
Swap contracts	$1,453,868	$4,282,512	$130,604
Forward exchange contracts	161,924	258,362	7,879
Non-derivative financial assets
Quoted shares	2,099,844	2,898,751	88,404
Private-placement funds	1,796,015	1,503,382	45,849
Unquoted shares	747,960	863,484	26,334
Open-end mutual funds	307,669	590,346	18,004
Hybrid financial assets
Convertible notes	61,410	360,635	10,998
Preferred shares with warrants	-	65,570	2,000
Documentary investment agreement	-	9,000	274

	$6,628,690	$10,832,042	$330,346

Current	$4,084,715	$8,390,606	$255,889
Non-current	2,543,975	2,441,436	74,457

	$6,628,690	$10,832,042	$330,346

Financial liabilities held for trading

Derivative instruments (non-designated hedges)
Swap contracts	$1,183,469	$179,967	$5,488
Forward exchange contracts	118,873	63,785	1,945

	1,302,342	243,752	7,433
Contingent considerations (Note 29)	-	589,117	17,966

	$1,302,342	$832,869	$25,399

Current	$1,302,342	$324,278	$9,889
Non-current	-	508,591	15,510

	$1,302,342	$832,869	$25,399

a.	At each balance sheet date, outstanding swap contracts not accounted for hedge accounting were as follows:

Currency	Maturity Period	Notional Amount (In Thousands)

December 31, 2023

Sell RMB/Buy US$	2024.01	RMB869,750/US$122,000
Sell HKD/Buy US$	2024.03	HKD11,340/US$1,455
Sell JPY/Buy US$	2024.03	JPY385,320/US$2,746
Sell NT$/Buy US$	2024.01 - 2024.12	NT$89,691,195/US$2,988,500
Sell US$/Buy KRW	2024.01	US$31,000/KRW40,420,300
Sell US$/Buy NT$	2024.01	US$353,290/NT$10,965,140
(Continued)

Currency	Maturity Period	Notional Amount (In Thousands)

December 31, 2024

Sell RMB/Buy US$	2025.01	RMB830,661/US$114,000
Sell HKD/Buy US$	2025.02 - 2025.03	HKD22,830/US$2,939
Sell JPY/Buy US$	2025.01	JPY1,035,320/US$6,994
Sell MXN/Buy US$	2025.01	MXN923,715/US$45,000
Sell NT$/Buy US$	2025.01 - 2025.12	NT$108,539,284/US$3,496,000
Sell US$/Buy KRW	2025.01 - 2025.03	US$69,000/KRW99,002,500
Sell US$/Buy NT$	2025.01 - 2025.02	US$254,440/NT$8,221,338
(Concluded)

b.	At each balance sheet date, outstanding forward exchange contracts not accounted for hedge accounting were as follows:

Currency	Maturity Period	Notional Amount (In Thousands)

December 31, 2023

Sell RMB/Buy JPY	2024.01	RMB8,292/JPY165,000
Sell RMB/Buy NT$	2024.02 - 2024.03	RMB2,628/NT$11,468
Sell RMB/Buy US$	2024.01	RMB132,074/US$18,539
Sell EUR/Buy CZK	2024.01 - 2024.06	EUR2,435/CZK60,000
Sell NT$/Buy US$	2024.01 - 2024.03	NT$4,647,815/US$150,000
Sell US$/Buy RMB	2024.01 - 2024.02	US$297,286/RMB2,118,620
Sell US$/Buy JPY	2024.01	US$33,315/JPY4,770,080
Sell US$/Buy KRW	2024.01	US$95,710/KRW123,622,879
Sell US$/Buy MYR	2024.01	US$16,000/MYR74,547
Sell US$/Buy NT$	2024.01 - 2024.03	US$67,170/NT$2,079,110
Sell US$/Buy PLN	2024.01 - 2024.06	US$6,000/PLN26,130
Sell US$/Buy SGD	2024.01 - 2024.02	US$12,500/SGD16,770

December 31, 2024

Sell RMB/Buy JPY	2025.01	RMB7,888/JPY165,000
Sell RMB/Buy NT$	2025.01 - 2025.03	RMB10,000/NT$44,542
Sell RMB/Buy US$	2025.01	RMB130,495/US$18,000
Sell EUR/Buy TND	2025.01 - 2025.12	EUR7,074/TND24,000
Sell EUR/Buy US$	2025.01 - 2025.12	EUR5,435/US$6,000
Sell NT$/Buy US$	2025.01 - 2025.02	NT$3,545,010/US$110,000
Sell US$/Buy RMB	2025.01 - 2025.02	US$436,000/RMB3,172,282
Sell US$/Buy EUR	2025.01	US$3,165/EUR3,000
Sell US$/Buy JPY	2025.01 - 2025.02	US$54,020/JPY8,335,356
Sell US$/Buy KRW	2025.01	US$7,000/KRW10,071,340
Sell US$/Buy MYR	2025.01	US$6,000/MYR26,758
Sell US$/Buy NT$	2025.01 - 2025.03	US$81,610/NT$2,653,807
Sell US$/Buy SGD	2025.01 - 2025.03	US$13,100/SGD17,506

8.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME (FVTOCI)

	December 31
	2023	2024
	NT$	NT$	US$ (Note 4)

Investments in equity instruments at FVTOCI	$620,831	$12,933,733	$394,441
Investments in debt instruments at FVTOCI	1,042,906	1,025,760	31,283

	$1,663,737	$13,959,493	$425,724

a.	Investments in equity instruments at FVTOCI

	December 31
	2023	2024
	NT$	NT$	US$ (Note 4)

Unquoted ordinary shares	$607,528	$12,846,151	$391,770
Taiwan Innovation Board (TIB) quoted ordinary shares	-	72,774	2,219
Unquoted preferred shares	13,303	14,808	452

	$620,831	$12,933,733	$394,441

b.	Investments in debt instruments at FVTOCI

	December 31
	2023	2024
	NT$	NT$	US$ (Note 4)

Unsecured cumulative subordinate corporate bonds	$1,042,906	$1,025,760	$31,283

The Group purchased 1,000 units of the abovementioned corporate bonds with par value of NT$1,000 thousand (US$31 thousand) with annual interest rate and effective interest rate at 3.5% and 3.2%, respectively.

9.	CREDIT RISK MANAGEMENT FOR INVESTMENTS IN DEBT INSTRUMENTS
The Group’s investment in unsecured cumulative subordinate corporate bonds is rated the equivalent of investment grade or higher and has low credit risk for impairment assessment.
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

10.	TRADE RECEIVABLES, NET

	December 31
	2023 (Retrospectively Adjusted)	2024
	NT$	NT$	US$ (Note 4)

At amortized cost
Gross carrying amount	$94,232,032	$107,294,445	$3,272,170
Less: Allowance for impairment loss	332,756	407,133	12,416

	93,899,276	106,887,312	3,259,754
At FVTOCI	5,637,485	6,532,508	199,222

	$99,536,761	$113,419,820	$3,458,976

a.	Trade receivables

1)	At amortized cost
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
The Group measures the loss allowance for trade receivables at an amount equals to lifetime ECLs. The expected credit losses on trade receivables are estimated using a provision matrix by reference to past default experience of the debtor and an analysis of the debtor’s current financial position, adjusted for general economic conditions of the industry in which the debtors operate and an assessment of both the current as well as the forecast direction of economic conditions at each balance sheet date. As the Group’s historical credit loss experience shows significantly different loss patterns for different customer groups, the provision matrix for expected credit loss allowance based on trade receivables due status is further distinguished according to the Group’s different customer base.
The Group writes off a trade receivable when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery. For trade receivables that have been written off, the Group continues to engage in enforcement activity to attempt to recover the receivables due. Where recoveries are made, these are recognized in profit or loss.
The following table details the loss allowance of trade receivables based on the Group’s provision matrix.
December 31, 2023

	Not Past Due	Overdue 1 to 30 days	Overdue 31 to 90 Days	Overdue Over 91 Days	Individually Impaired	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Expected credit loss rate	0%	0%-10%	0%-70%	1%-100%	0%-100%

Gross carrying amount	$87,272,289	$4,915,827	$1,334,335	$251,769	$457,812	$94,232,032
Loss allowance (Lifetime ECLs) (Retrospectively Adjusted)	(11,118)	(1,521)	(17,260)	(131,650)	(171,207)	(332,756)

	$87,261,171	$4,914,306	$1,317,075	$120,119	$286,605	$93,899,276

December 31, 2024

	Not Past Due	Overdue 1 to 30 days	Overdue 31 to 90 Days	Overdue Over 91 Days	Individually Impaired	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Expected credit loss rate	0%	0%-10%	0%-70%	1%-100%	0%-100%

Gross carrying amount	$98,650,390	$6,644,672	$1,431,402	$472,061	$95,920	$107,294,445
Loss allowance (Lifetime ECLs)	(31,490)	(4,262)	(57,708)	(229,042)	(84,631)	(407,133)

	$98,618,900	$6,640,410	$1,373,694	$243,019	$11,289	$106,887,312

	Not Past Due	Overdue 1 to 30 days	Overdue 31 to 90 Days	Overdue Over 91 Days	Individually Impaired	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Expected credit loss rate	0%	0%-10%	0%-70%	1%-100%	0%-100%

Gross carrying amount	$3,008,551	$202,643	$43,654	$14,397	$2,925	$3,272,170
Loss allowance (Lifetime ECLs)	(960)	(130)	(1,760)	(6,985)	(2,581)	(12,416)

	$3,007,591	$202,513	$41,894	$7,412	$344	$3,259,754

The movements of the loss allowance of trade receivables were as follows:

	December 31
	2022	2023 (Retrospectively Adjusted)	2024
	NT$	NT$	NT$	US$ (Note 4)

Balance at January 1	$103,353	$164,408	$332,756	$10,148
Remeasurement of loss allowance	59,490	108,672	154,301	4,706
Acquisition through business combinations	-	67,034	-	-
Amounts written off	-	(8,376)	(92,319)	(2,816)
Effects of foreign currency exchange differences	1,565	1,018	12,395	378

Balance at December 31	$164,408	$332,756	$407,133	$12,416

2)	At FVTOCI
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

The following table details the loss allowance of trade receivables at FVTOCI based on the Group’s provision matrix.
December 31, 2023

	Not Past Due	Overdue 1 to 30 days	Overdue 31 to 90 Days	Overdue Over 91 Days	Total
	NT$	NT$	NT$	NT$	NT$

Expected credit loss rate	0%	0%	0%	0%

Gross carrying amount	$5,548,363	$5	$76,717	$12,400	$5,637,485
Loss allowance (Lifetime ECLs)	-	-	-	-	-

	$5,548,363	$5	$76,717	$12,400	$5,637,485

December 31, 2024

	Not Past Due	Overdue 1 to 30 days	Overdue 31 to 90 Days	Overdue Over 91 Days	Total
	NT$	NT$	NT$	NT$	NT$

Expected credit loss rate	0%	0%	0%	0%

Gross carrying amount	$6,407,425	$5,549	$106,134	$13,400	$6,532,508
Loss allowance (Lifetime ECLs)	-	-	-	-	-

	$6,407,425	$5,549	$106,134	$13,400	$6,532,508

	Not Past Due	Overdue 1 to 30 days	Overdue 31 to 90 Days	Overdue Over 91 Days	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Expected credit loss rate	0%	0%	0%	0%

Gross carrying amount	$195,408	$169	$3,237	$408	$199,222
Loss allowance (Lifetime ECLs)	-	-	-	-	-

	$195,408	$169	$3,237	$408	$199,222

3)	At FVTPL
Some of the Group’s subsidiaries sell all of their trade receivables to banks without recourse. The sale will result in the derecognition of these trade receivables because the Group’s subsidiaries transfer substantially all risks and rewards to banks. These trade receivables are measured at FVTPL because the objective of those subsidiaries’ business model is the selling of financial assets. In April 2024, subsidiaries amended agreements to factor the trade receivables to banks with recourse. As of December 31, 2024, there were no trade receivables at FVTPL held by the Group.

b.	Transfers of financial assets

1)	Qualify for derecognition
The Group’s outstanding trade receivables transferred but not yet due were as follows:

Counterparty	Receivables Factoring Proceed	Reclassified to Other Receivables	Advances Received - Unused	Advances Received - Used	Annual Interest Rates on Advances Received (%)

December 31, 2023

BNP Paribas	EUR 28,545	EUR 28,545	EUR 27,206	EUR -	-

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

2)	Not qualifying for derecognition
During the year ended December 31, 2024, the facilities granted by banks for the factoring agreements made between the Group’s subsidiary and banks were EUR10,000 thousand, and the trade receivables accumulated factored and cash proceeds collected were EUR61,301 thousand and EUR28,586 thousand, respectively. Pursuant to the agreements, if these trade receivables are not recovered at maturity, banks have the right to request the Group’s subsidiary to pay the unsettled balance. As the Group does not transfer substantially all risks and rewards relating to these trade receivables, it continues to recognize the full carrying amount of these trade receivables and treats them as collateral for borrowings. Refer to Note 36 for the carrying amount of trade receivables as collateral.
As of December 31, 2024, the carrying amount of these trade receivables factored but not yet derecognized was NT$391,030 thousand (US$11,925 thousand) and the carrying amount of the related liabilities was nil.

11.	INVENTORIES

	December 31
	2023 (Retrospectively Adjusted)	2024
	NT$	NT$	US$ (Note 4)

Finished goods	$9,942,163	$11,567,645	$352,780
Work in process	5,976,497	6,374,902	194,416
Raw materials	39,600,020	34,600,519	1,055,215
Supplies	3,106,039	3,544,043	108,083
Raw materials and supplies in transit	1,033,635	1,226,829	37,415

	$59,658,354	$57,313,938	$1,747,909

The cost of inventories recognized as operating costs for the years ended December 31, 2022, 2023 and 2024 were NT$534,314,001 thousand, NT$488,429,585 thousand and NT$496,631,340 thousand (US$15,145,817 thousand), respectively, which included write-downs of inventories at NT$2,031,485 thousand, NT$3,389,936 thousand and NT$469,876 thousand (US$14,330 thousand), respectively.

12.	INVENTORIES RELATED TO REAL ESTATE BUSINESS

	December 31
	2023	2024
	NT$	NT$	US$ (Note 4)

Land and buildings held for sale	$666,665	$647,039	$19,733
Construction in progress	3,001,811	3,219,955	98,199

	$3,668,476	$3,866,994	$117,932

Construction in progress is mainly located on Lidu Road in Kun Shan, China. The capitalized borrowing costs for the years ended December 31, 2022, 2023 and 2024 are disclosed in Note 25.

As of December 31, 2023 and 2024, inventories related to real estate business of NT$3,668,476 thousand and NT$3,220,603 thousand (US$98,219 thousand), respectively, are expected to be realized longer than twelve months.
Refer to Note 36 for the carrying amount of inventories related to real estate business that had been pledged by the Group to secure bank borrowings.

13.	OTHER FINANCIAL ASSETS

	December 31
	2023	2024
	NT$	NT$	US$ (Note 4)

Guarantee deposits	$5,481,446	$4,956,488	$151,159
Pledged time deposits (Note 36)	470,373	513,582	15,663
Time deposits with original maturity over three months	61,067	82,680	2,521
Others (Note 36)	149,581	125,172	3,817

	$6,162,467	$5,677,922	$173,160

Current	$598,136	$985,925	$30,068
Non-current	5,564,331	4,691,997	143,092

	$6,162,467	$5,677,922	$173,160

14.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

	December 31
	2023	2024
	NT$	NT$	US$ (Note 4)

Investments in associates	$19,662,937	$20,410,983	$622,476
Investments in joint venture	15,377	12,357	377

	$19,678,314	$20,423,340	$622,853

a.	Investments in associates

1)	Investments in associates accounted for using the equity method that w ere not individually material consisted of the following:

		Operating	Carrying Amount as of December 31
Name of Associate	Main Business	Location	2023	2024
			NT$	NT$	US$ (Note 4)

Yann Yuan Investment Co., Ltd. (“Yann Yuan”)	Engaged in investing activities	R.O.C.	$10,250,888	$10,317,044	$314,640
ChipMOS Technologies Inc. (“ChipMOS”)	Engaged in the packaging and testing of semiconductors	R.O.C.	2,786,339	2,941,982	89,722
Hung Ching Development & Construction Co. (“HC”)	Engaged in the development, construction and leasing of real estate properties	R.O.C.	2,035,230	2,412,818	73,584
M-Universe Investments Pte. Ltd. (“MU”)	Investment company	Singapore	2,072,314	2,325,475	70,920
MACHVISION,INC. (“MACHVISION”)	Engaged in the manufacturing and trading of non-contact optical inspection equipment	R.O.C.	2,123,368	2,055,590	62,690
(Continued)

		Operating	Carrying Amount as of December 31
Name of Associate	Main Business	Location	2023	2024
			NT$	NT$	US$ (Note 4)

Chipletz, Inc. (“CHIPLETZ”)	Fabless substrate design house	U.S.A.	$248,209	$255,384	$7,788
Questyle Audio Engineering Co., Ltd. (“QUESTYLE”)	Engaged in the research and development on technology and sales of electronic products, digital products, audio equipment and spare parts, domestic trading; import and export business	China	72,421	17,798	543
Deca Technologies Inc. (“DECA”)	Holding company with group engaged in the development of wafer level packaging	U.S.A.	53,357	58,100	1,772
Goodcare Holdings Inc. (“GOODCARE”)	Holding company, engaged in operation investment, long-term care and home services business	R.O.C.	20,811	26,792	817
Hung Ching Kwan Co. (“HCK”)	Engaged in the leasing of real estate properties	R.O.C.	(67,703)	(83,098)	(2,534)

			19,595,234	20,327,885	619,942
	Add: Credit balance of investments accounted for using the equity method reclassified to other liabilities		67,703	83,098	2,534

			$19,662,937	$20,410,983	$622,476

(Concluded)

2)	At each balance sheet date, the total percentages of ownership held by the Group were as follows:

	December 31
	2023	2024

Yann Yuan	27.94%	27.94%
ChipMOS	10.85%	10.85%
HC	26.22%	26.22%
MU	42.23%	42.23%
MACHVISION	23.08%	23.08%
CHIPLETZ	19.43%	18.74%
HCK	27.31%	27.31%
QUESTYLE	6.67%	6.67%
DECA	17.84%	17.84%
GOODCARE	49.00%	49.00%

3)
The Group’s subsidiary, ISE Labs, Inc., subscribed in cash for additional newly issued shares of CHIPLETZ at a percentage different from its existing ownership percentage, and the employee share options granted by CHIPLETZ were exercised in the third quarter of 2024, which led to a decrease in the Group’s ownership interest
in CHIPLETZ to 18.74%. The Group considered it still
retains
 significant influence over CHIPLETZ since it involves in making significant decisions by participating in CHIPLETZ’s board meeting
s
.

4)
In June 2023, the Group’s subsidiary, ASE, subscribed for 13,418 thousand ordinary shares of MACHVISION through a private placement by NT$2,167,007 thousand in cash; after the subscription, the Group owned 23.08% shareholdings of MACHVISION and the Group is able to exercise significant influence over MACHVISION. Transfer of the aforementioned ordinary shares within 3 years from the acquisition date is prohibited by regulations. As of December 31, 2023, the Group has completed the identification of the difference between the cost of the investment and the Group’s share of the net fair value of MACHVISION’s identifiable assets and liabilities.

5)
At the end of 2024, the Group’s subsidiary, USISH, evaluated the recoverable amount of its investment in QUESTYLE by using the value in use. The recoverable amount was lower than the carrying amount and, therefore, the Group recognized an impairment loss of NT$42,143 thousand (US$1,285 thousand) under the line item of other gains and losses (Note 25). The value in use of its investment in QUESTYLE was the present value of cash flow projections made by QUESTYLE’s management with a discount rate of 11.65%.

6)	Fair values (Level 1) of investments in associates with available published price quotation are summarized as follows:

	$	$		$
	December 31
	2023	2024
	NT$	NT$		US$ (Note 4)

ChipMOS	$3,333,964		$2,473,841		$75,445

HC	$1,904,476		$2,601,069		$79,325

7)	Aggregate information of associates that are not individually material

	$	$	$		$
	For the Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$		US$ (Note 4)

The Group’s share of:
Net income	$1,083,538	$1,091,814		$899,723		$27,439
Other comprehensive income (loss)	(3,082,307)	2,439,733		142,182		4,336

Total comprehensive income (loss)	$(1,998,769)	$3,531,547		$1,041,905		$31,775

b.	Investments in joint venture

1)	Investments in joint venture that was not individually material and accounted for using the equity method consisted of the following:

		Operating Location	Carrying Amount as of December 31
Name of Joint Venture	Main Business		2023	2024
			NT$	NT$	US$ (Note 4)

MUtek Electronics Co., Ltd. (“MUtek”)	Engaged in the production and wholesale of electronic products	R.O.C.	$15,377	$12,357	$377

2)	At each balance sheet date, the percentages of ownership held by the Group’s subsidiary were as follows:

	December 31
	2023	2024

MUtek	49.00%	49.00%

3)	Information of joint venture that was not individually material

	$	$	$	$
	For the Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$	US$ (Note 4)

The Group’s share of:
Total net income (loss) and comprehensive income (loss)	$101,839	$(11,214)	$(3,021)	$(92)

15.	PROPERTY, PLANT AND EQUIPMENT
The carrying amounts of each class of property, plant and equipment were as follows:

	$	$		$
	December 31
	2023 (Retrospectively Adjusted)	2024
	NT$	NT$		US$ (Note 4)

Land and land improvements	$13,523,172		$17,570,624		$535,853
Buildings and improvements	100,733,745		121,588,485		3,708,096
Machinery and equipment	126,826,200		137,430,483		4,191,232
Other equipment	3,023,212		3,203,839		97,708
Construction in progress and machinery under installation	20,765,193		32,738,040		998,415

	$264,871,522		$312,531,471		$9,531,304

For the year ended December 31, 2022

	Land	Buildings and Improvements	Machinery and Equipment	Other Equipment	Construction in Progress and Machinery under Installation	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2022	$11,530,540	$152,641,699	$423,488,598	$14,601,044	$16,932,273	$619,194,154
Additions	1,453,816	302,092	1,514,563	137,208	72,392,895	75,800,574
Disposals	(63,446)	(1,129,046)	(7,457,317)	(1,176,897)	(6,271)	(9,832,977)
Reclassification	-	19,150,796	51,716,057	560,828	(71,530,690)	(103,009)
Effect of foreign currency exchange differences	85,983	1,833,158	4,232,801	232,425	285,199	6,669,566

Balance at December 31, 2022	$13,006,893	$172,798,699	$473,494,702	$14,354,608	$18,073,406	$691,728,308

Accumulated depreciation and impairment
Balance at January 1, 2022	$-	$73,367,762	$295,286,082	$10,672,760	$-	$379,326,604
Depreciation expense	-	7,516,917	39,819,816	1,609,023	-	48,945,756
Impairment losses recognized	-	244,719	155,334	5,346	-	405,399
Disposals	-	(1,081,082)	(7,114,817)	(1,138,221)	-	(9,334,120)
Reclassification	-	198,534	365,180	(365,180)	-	198,534
Effect of foreign currency exchange differences	-	928,558	2,853,622	169,337	-	3,951,517

Balance at December 31, 2022	$-	$81,175,408	$331,365,217	$10,953,065	$-	$423,493,690

For the year ended December 31, 2023
(Retrospectively Adjusted)

	Land and Land Improvements	Buildings and Improvements	Machinery and Equipment	Other Equipment	Construction in Progress and Machinery under Installation	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2023	$13,006,893	$172,798,699	$473,494,702	$14,354,608	$18,073,406	$691,728,308
Additions	424,130	1,866,786	2,308,779	141,158	44,017,796	48,758,649
Disposals	(3,436)	(8,786,519)	(7,912,516)	(1,441,685)	(9,457)	(18,153,613)
Reclassification	142,562	16,398,574	24,044,088	992,109	(41,394,745)	182,588
Acquisitions through business combinations (Note 29)	18,049	150,347	1,159,537	136,687	167,477	1,632,097
Effect of foreign currency exchange differences	(6,585)	(594,470)	(2,395,051)	(88,219)	(89,284)	(3,173,609)

Balance at December 31, 2023	$13,581,613	$181,833,417	$490,699,539	$14,094,658	$20,765,193	$720,974,420

Accumulated depreciation and impairment

Balance at January 1, 2023	$-	$81,175,408	$331,365,217	$10,953,065	$-	$423,493,690
Depreciation expense	17,860	8,896,551	41,403,363	1,481,707	-	51,799,481
Impairment losses recognized	-	134,999	10,802	769	-	146,570
Disposals	(3,436)	(8,771,076)	(7,774,818)	(1,431,696)	-	(17,981,026)
Reclassification	43,725	(35,568)	7,674	35,200	-	51,031
Acquisitions through business combinations (Note 29)	-	24,770	735,808	125,322	-	885,900
Effect of foreign currency exchange differences	292	(325,412)	(1,874,707)	(92,921)	-	(2,292,748)

Balance at December 31, 2023	$58,441	$81,099,672	$363,873,339	$11,071,446	$-	$456,102,898

For the year ended December 31, 2024
	Land and Land Improvements	Buildings and Improvements	Machinery and Equipment	Other Equipment	Construction in Progress and Machinery under Installation	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2024 (Retrospectively Adjusted)	$13,581,613	$181,833,417	$490,699,539	$14,094,658	$20,765,193	$720,974,420
Additions	3,931,878	6,177,957	2,033,804	239,234	83,824,673	96,207,546
Disposals	(152,357)	(3,250,387)	(10,611,069)	(1,097,340)	(5,396)	(15,116,549)
Reclassification	4,699	23,003,450	48,348,102	1,084,919	(72,457,183)	(16,013)
Acquisitions through business combinations (Note 29)	175,261	1,153,289	7,575,012	660,442	14,817	9,578,821
Effect of foreign currency exchange differences	106,652	3,549,566	4,611,503	334,002	595,936	9,197,659

Balance at December 31, 2024	$17,647,746	$212,467,292	$542,656,891	$15,315,915	$32,738,040	$820,825,884

Accumulated depreciation and impairment

Balance at January 1, 2024 (Retrospectively Adjusted)	$58,441	$81,099,672	$363,873,339	$11,071,446	$-	$456,102,898
Depreciation expense	17,255	10,126,682	41,930,945	1,425,917	-	53,500,799
Impairment losses recognized	-	16,472	32,455	276	84,677	133,880
Disposals	-	(2,994,916)	(10,352,348)	(1,090,547)	-	(14,437,811)
Reclassification	-	14,145	(2,892)	1,463	(84,677)	(71,961)
Acquisitions through business combinations (Note 29)	-	955,951	6,918,742	362,687	-	8,237,380
Effect of foreign currency exchange differences	1,426	1,660,801	2,826,167	340,834	-	4,829,228

Balance at December 31, 2024	$77,122	$90,878,807	$405,226,408	$12,112,076	$-	$508,294,413

	Land and Land Improvements	Buildings and Improvements	Machinery and Equipment	Other Equipment	Construction in Progress and Machinery under Installation	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Cost

Balance at January 1, 2024 (Retrospectively Adjusted)	$414,200	$5,545,393	$14,964,914	$429,846	$633,278	$21,987,631
Additions	119,911	188,410	62,025	7,296	2,556,410	2,934,052
Disposals	(4,646)	(99,127)	(323,607)	(33,466)	(165)	(461,011)
Reclassification	143	701,539	1,474,477	33,087	(2,209,734)	(488)
Acquisitions through business combinations (Note 29)	5,345	35,171	231,016	20,142	452	292,126
Effect of foreign currency exchange differences	3,252	108,251	140,638	10,186	18,174	280,501

Balance at December 31, 2024	$538,205	$6,479,637	$16,549,463	$467,091	$998,415	$25,032,811

Accumulated depreciation and impairment

Balance at January 1, 2024 (Retrospectively Adjusted)	$1,782	$2,473,305	$11,097,083	$337,647	$-	$13,909,817
Depreciation expense	526	308,835	1,278,772	43,486	-	1,631,619
Impairment losses recognized	-	502	990	9	2,582	4,083
Disposals	-	(91,336)	(315,717)	(33,259)	-	(440,312)
Reclassification	-	431	(88)	45	(2,582)	(2,194)
Acquisitions through business combinations (Note 29)	-	29,154	211,002	11,061	-	251,217
Effect of foreign currency exchange differences	44	50,650	86,189	10,394	-	147,277

Balance at December 31, 2024	$2,352	$2,771,541	$12,358,231	$369,383	$-	$15,501,507

Based on the future operation plans and the capacity evaluation, the Group assessed that a portion of
property, plant and equipment in the packaging segment, testing segment and EMS segment were not qualified for the production needs and, therefore, recognized an impairment loss of NT$405,399 thousand, NT$146,570 thousand and NT$133,880 thousand (US$4,083 thousand) under the line item of other operating income and expenses (Note 25) for the years ended December 31, 2022, 2023 and 2024, respectively. Part of the recoverable amounts were determined by the fair value less cost of disposal, of which the fair value was based on the recent quoted prices of assets with similar age and obsolescence provided by vendors in secondary market or the disposal prices negotiated with counterparties, and both of which represented Level 3 inputs because the secondary market was not active and the disposal prices was negotiated with counterparties. The recoverable amount of the other impaired plant and equipment was determined using value in use and the Group expected to derive nearly no cash flows from these assets.
Each class of property, plant and equipment was depreciated on a straight-line basis over the following useful lives:

Land improvements	7-30 years
Buildings and improvements
Main plant buildings	10-55 years
Cleanrooms	10-20 years
Others	3-24 years
Machinery and equipment	2-15 years
Other equipment	2-25 years
The capitalized borrowing costs for the years ended December 31, 2022, 2023 and 2024 are disclosed in Note 25.

16.	LEASE ARRANGEMENTS

a.	Right-of-use assets

	$	$		$
	December 31
	2023	2024
	NT$	NT$		US$ (Note 4)

Carrying amounts

Land	$7,111,397		$7,747,283		$236,270
Buildings and improvements	4,081,525		3,492,553		106,513
Machinery and equipment	179,270		545,748		16,644
Other equipment	70,074		65,503		1,997

	$11,442,266		$11,851,087		$361,424

	$	$	$		$
	For the Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$		US$ (Note 4)

Additions to right-of-use assets	$2,140,942	$1,680,516		$1,936,186		$59,048

Depreciation charge for right-of-use assets
Land	$236,673	$246,617		$267,959		$8,172
Buildings and improvements	660,276	726,510		855,492		26,090
Machinery and equipment	538,639	292,936		246,799		7,527
Other equipment	32,452	37,957		44,890		1,369

	$1,468,040	$1,304,020		$1,415,140		$43,158

The amounts disclosed above with respect to the right-of-use assets did not include the right-of-use assets that meet the definition of investment properties.

b.	Lease liabilities

	$	$		$
	December 31
	2023	2024
	NT$	NT$		US$ (Note 4)

Carrying amounts

Current	$1,062,239		$986,489		$30,085

Non-current	$7,159,767		$6,825,534		$208,159

The Group’s lease liabilities were mainly from land and buildings and improvements. The range of discount rates for lease liabilities was as follows:

	December 31
	2023	2024

Land (%)	0.54-8.00	0.54-8.00
Buildings and improvements (%)	0.45-8.84	0.45-8.84

c.	Material lease-in activities and terms
The Group leases land and buildings for the use of plants and offices with remaining lease terms of 1-59 years and 1-26 years, respectively. For the leasehold land located in the R.O.C., the Group has extension options at the expiry of the lease periods. However, the government has the right to adjust the lease payments on the basis of changes in announced land value prices and also has the right to terminate the lease contract under certain circumstances. The Group does not have bargain purchase options to acquire the leasehold land and buildings at the expiry of the lease periods. In addition, the Group is prohibited from subleasing or transferring all or any portion of the underlying assets without the lessor’s consent.

d.	Subleases
In addition to the sublease transactions described in Note 17, the Group did not have other sublease transactions.

e.	Other lease information

	$	$	$		$
	For the Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$		US$ (Note 4)

Expenses relating to short-term leases	$431,613	$316,799		$885,741		$27,013

Expenses relating to low-value assets leases	$3,242	$3,913		$4,143		$126

Expenses relating to variable lease payments not included in the measurement of lease liabilities	$126,584	$124,883		$70,263		$2,143

Total cash outflow for leases	$2,494,384	$1,856,816		$3,426,478		$104,498

The Group elected to apply the recognition exemption for qualifying short-term leases and low-value asset leases and, therefore, did not recognize right-of-use assets and lease liabilities for these leases.

17.	INVESTMENT PROPERTIES
For the year ended December 31, 2022

	Land	Buildings and Improvements	Right-of-use Assets	Total
	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2022	$35,572	$16,376,098	$10,042,678	$26,454,348
Additions	-	114,786	-	114,786
Disposals	-	(9,770)	-	(9,770)
Reclassification	-	39,158	(10,314)	28,844
(Continued)

	Land	Buildings and Improvements	Right-of-use Assets	Total
	NT$	NT$	NT$	NT$

Effects of foreign currency exchange differences	$-	$237,171	$143,516	$380,687

Balance at December 31, 2022	$35,572	$16,757,443	$10,175,880	$26,968,895

Accumulated depreciation

Balance at January 1, 2022	$-	$3,272,146	$1,037,415	$4,309,561
Depreciation expenses	-	779,431	327,583	1,107,014
Disposals	-	(8,354)	-	(8,354)
Reclassification	-	(198,631)	(12,186)	(210,817)
Effects of foreign currency exchange differences	-	23,515	18,884	42,399

Balance at December 31, 2022	$-	$3,868,107	$1,371,696	$5,239,803

Carrying amount at December 31, 2022	$35,572	$12,889,336	$8,804,184	$21,729,092

(Concluded)
For the year ended December 31, 2023

	Land	Buildings and Improvements	Right-of-use Assets	Total
	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2023	$35,572	$16,757,443	$10,175,880	$26,968,895
Additions	-	35,304	-	35,304
Reclassification	-	(182,588)	(12,233)	(194,821)
Effects of foreign currency exchange differences	-	(298,273)	(171,087)	(469,360)

Balance at December 31, 2023	$35,572	$16,311,886	$9,992,560	$26,340,018

Accumulated depreciation

Balance at January 1, 2023	$-	$3,868,107	$1,371,696	$5,239,803
Depreciation expenses	-	766,322	325,557	1,091,879
Reclassification	-	(51,031)	(4,309)	(55,340)
Effects of foreign currency exchange differences	-	(80,078)	(25,362)	(105,440)

Balance at December 31, 2023	$-	$4,503,320	$1,667,582	$6,170,902

Carrying amount at December 31, 2023	$35,572	$11,808,566	$8,324,978	$20,169,116

For the year ended December 31, 2024

	Land	Buildings and Improvements	Right-of-use Assets	Total
	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2024	$35,572	$16,311,886	$9,992,560	$26,340,018
Additions	-	15,145	-	15,145
Disposals	-	(62)	-	(62)
Reclassification	-	(88,176)	159	(88,017)
Effects of foreign currency exchange differences	-	845,530	520,026	1,365,556

Balance at December 31, 2024	$35,572	$17,084,323	$10,512,745	$27,632,640

Accumulated depreciation

Balance at January 1, 2024	$-	$4,503,320	$1,667,582	$6,170,902
Depreciation expenses	-	748,055	331,204	1,079,259
Disposals	-	(28)	-	(28)
Reclassification	-	(9,340)	54	(9,286)
Effects of foreign currency exchange differences	-	241,359	95,390	336,749

Balance at December 31, 2024	$-	$5,483,366	$2,094,230	$7,577,596

Carrying amount at December 31, 2024	$35,572	$11,600,957	$8,418,515	$20,055,044

	Land	Buildings and Improvements	Right-of-use Assets	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Cost

Balance at January 1, 2024	$1,085	$497,466	$304,744	$803,295
Additions	-	462	-	462
Disposals	-	(2)	-	(2)
Reclassification	-	(2,689)	5	(2,684)
Effects of foreign currency exchange differences	-	25,786	15,859	41,645

Balance at December 31, 2024	$1,085	$521,023	$320,608	$842,716

Accumulated depreciation

Balance at January 1, 2024	$-	$137,338	$50,856	$188,194
Depreciation expenses	-	22,813	10,101	32,914
Disposals	-	(1)	-	(1)
Reclassification	-	(284)	2	(282)
(Continued)

	Land	Buildings and Improvements	Right-of-use Assets	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Effects of foreign currency exchange differences	$-	$7,361	$2,909	$10,270

Balance at December 31, 2024	$-	$167,227	$63,868	$231,095

Carrying amount at December 31, 2024	$1,085	$353,796	$256,740	$611,621

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
The total lease payments to be received in the future under operating leases of investment properties were as follows:

	December 31
	2023	2024
	NT$	NT$	US$ (Note 4)

Year 1	$1,596,827	$1,553,091	$47,365
Year 2	1,333,442	1,333,489	40,668
Year 3	1,154,877	1,041,709	31,769
Year 4	893,353	768,824	23,447
Year 5	687,266	644,958	19,669
Year 6 onwards	1,777,808	1,247,966	38,059

	$7,443,573	$6,590,037	$200,977

The investment properties were depreciated on a straight-line basis over the following useful lives:

Main buildings	10-40 years
Right-of-use assets	10-50 years
Because the market conditions were severely affected by COVID-19 in 2022, the Group agreed to provide unconditional rent concessions for some lease contracts. The rent concessions were accounted for as adjustments to related income over the remaining lease term. For the year ended December 31, 2022, total amount from the rent concessions was NT$114,538 thousand.

The fair value of the investment properties was measured using the market approach and the income approach based on
Level
3 inputs by independent professional appraisers. The significant unobservable inputs were discount rates. The fair value of the investment properties was as follows:

	$	$		$
	December 31
	2023	2024
	NT$	NT$		US$ (Note 4)

Fair value	$34,789,532		$34,684,323		$1,057,771

Refer to Note 36 for the carrying amount of the investment properties that had been pledged by the Group to secure borrowings.

18.	GOODWILL
For the year ended December 31, 2022

	Cost	Accumulated impairment	Carrying amount
	NT$	NT$	NT$

Balance at January 1, 2022	$54,486,526	$2,414,113	$52,072,413
Effect of foreign currency exchange differences	240,986	-	240,986

Balance at December 31, 2022	$54,727,512	$2,414,113	$52,313,399

For the year ended December 31, 2023
(Retrospectively Adjusted)

	Cost	Accumulated impairment	Carrying amount
	NT$	NT$	NT$

Balance at January 1, 2023	$54,727,512	$2,414,113	$52,313,399
Acquisitions through business combinations (Note 29)	21,001	-	21,001
Effect of foreign currency exchange differences	85,027	-	85,027

Balance at December 31, 2023	$54,833,540	$2,414,113	$52,419,427

For the year ended December 31, 2024

	Cost	Accumulated impairment	Carrying amount
	NT$	NT$	NT$

Balance at January 1, 2024 (Retrospectively Adjusted)	$54,833,540	$2,414,113	$52,419,427
Effect of foreign currency exchange differences	105,915	-	105,915

Balance at December 31, 2024	$54,939,455	$2,414,113	$52,525,342

	Cost	Accumulated impairment	Carrying amount
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Balance at January 1, 2024 (Retrospectively Adjusted)	$1,672,264	$73,623	$1,598,641
Effect of foreign currency exchange differences	3,230	-	3,230

Balance at December 31, 2024	$1,675,494	$73,623	$1,601,871

a.	Allocating goodwill to cash-generating units
The Group did not monitor goodwill for internal management purpose but for financial reporting purpose and, therefore, the goodwill was allocated to the following cash-generating units for evaluation of impairment: packaging segment, testing segment, EMS segment and other segment. The carrying amounts of goodwill allocated to cash-generating units were as follows:

	December 31
	2023	2024
	(Retrospectively Adjusted)
Cash-generating units	NT$	NT$	US$ (Note 4)

Packaging segment	$35,426,817	$35,437,523	$1,080,742
Testing segment	13,414,094	13,489,766	411,399
EMS segment	3,430,415	3,449,952	105,214
Others	148,101	148,101	4,516

	$52,419,427	$52,525,342	$1,601,871

b.	Impairment assessment
At the end of each year, the Group performs evaluation of goodwill for impairment by reviewing the recoverable amounts based on value in use which incorporates cash flow projections estimated by management covering a five-year period. The cash flows beyond that five-year period are extrapolated using a steady per annum growth rate. In assessing value in use, the estimated future cash flows are discounted to their present value using annual pre-tax discount rates which were 8.65%-14.64%, 13.83%-14.08% and 13.91%-14.56% as of December 31, 2022, 2023 and 2024, respectively. For the years ended December 31, 2022, 2023 and 2024, no
impairment loss was recognized. The key assumption used in calculating each segment’s value in use also included the growth rates for operating revenues, which were based on the forecast for the Group and the industry as well as the Group’s historical performance.
Management believes that any reasonably possible change in the key assumptions on which the recoverable amount was based on would not cause the carrying amount of each cash-generating unit to exceed its recoverable amount.

19.	OTHER INTANGIBLE ASSETS
The carrying amounts of each class of other intangible assets were as follows:

	December 31
	2023	2024
	NT$	NT$	US$ (Note 4)

Customer relationships	$5,949,623	$4,904,110	$149,561
Computer software	1,878,509	2,612,829	79,684
Patents and acquired specific technology	9,948,539	8,069,574	246,098
Others	43,462	105,837	3,228

	$17,820,133	$15,692,350	$478,571

For the year ended December 31, 2022

	$	$	$	$	$
	Customer Relationships	Computer Software	Patents and Acquired Specific Technology	Others	Total
	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2022	$11,704,605	$7,051,694	$21,315,241	$133,526	$40,205,066
Additions	-	459,954	500	31,414	491,868
Disposals or derecognition	-	(37,442)	-	(12,871)	(50,313)
Effect of foreign currency exchange differences	31,576	141,903	1,611	4,257	179,347

Balance at December 31, 2022	$11,736,181	$7,616,109	$21,317,352	$156,326	$40,825,968

Accumulated amortization and impairment

Balance at January 1, 2022	$3,713,649	$4,271,971	$7,584,837	$70,902	$15,641,359
Amortization expense	1,043,852	957,708	1,901,835	27,684	3,931,079
Impairment losses recognized	-	715	-	-	715
Disposals or derecognition	-	(31,456)	-	(8,553)	(40,009)
Effect of foreign currency exchange differences	4,315	106,356	1,513	2,932	115,116

Balance at December 31, 2022	$4,761,816	$5,305,294	$9,488,185	$92,965	$19,648,260

	$	$	$	$	$
For the year ended December 31, 2023

	Customer Relationships	Computer Software	P at ents and Acquired Specific Technology	Others	Total
	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2023	$11,736,181	$7,616,109	$21,317,352	$156,326	$40,825,968
Additions	-	537,261	1,350	(10,825)	527,786
Disposals or derecognition	-	(905,947)	-	(30,973)	(936,920)
Effect of foreign currency exchange differences	26,380	12,970	(807)	2,169	40,712

Balance at December 31, 2023	$11,762,561	$7,260,393	$21,317,895	$116,697	$40,457,546

Accumulated amortization and impairment

Balance at January 1, 2023	$4,761,816	$5,305,294	$9,488,185	$92,965	$19,648,260
Amortization expense	1,047,282	970,413	1,881,980	6,808	3,906,483
(Continued)

	$	$	$	$	$

	Customer Relationships	Computer Software	Patents and Acquired Specific Technology	Others	Total
	NT$	NT$	NT$	NT$	NT$

Disposals or derecognition	$-	$(894,767)	$-	$(28,800)	$(923,567)
Effect of foreign currency exchange differences	3,840	944	(809)	2,262	6,237

Balance at December 31, 2023	$5,812,938	$5,381,884	$11,369,356	$73,235	$22,637,413

				(Concluded)
For the year ended December 31, 2024

	Customer Relationships	Computer Software	Patents and Acquired Specific Technology	Others	Total
	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2024	$11,762,561	$7,260,393	$21,317,895	$116,697	$40,457,546
Additions	-	1,597,759	-	72,493	1,670,252
Disposals or derecognition	-	(325,476)	(8,846)	(1,339)	(335,661)
Acquisitions through business combinations (Note 29)	-	39,828	-	-	39,828
Effect of foreign currency exchange differences	2,951	121,122	2,451	(2,853)	123,671

Balance at December 31, 2024	$11,765,512	$8,693,626	$21,311,500	$184,998	$41,955,636

Accumulated amortization and impairment
Balance at January 1, 2024	$5,812,938	$5,381,884	$11,369,356	$73,235	$22,637,413
Amortization expense	1,048,694	886,727	1,878,965	5,628	3,820,014
Disposals or derecognition	-	(319,368)	(8,846)	-	(328,214)
Acquisitions through business combinations (Note 29)	-	38,515	-	-	38,515
Effect of foreign currency exchange differences	(230)	93,039	2,451	298	95,558

Balance at December 31, 2024	$6,861,402	$6,080,797	$13,241,926	$79,161	$26,263,286

	$	$	$	$	$
	Customer Relationships	Computer Software	Patents and Acquired Specific Technology	Others	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Cost

Balance at January 1, 2024	$358,724	$221,421	$650,134	$3,559	$1,233,838
Additions	-	48,727	-	2,211	50,938
Disposals or derecognition	-	(9,926)	(270)	(41)	(10,237)
Acquisitions through business combinations (Note 29)	-	1,215	-	-	1,215
Effect of foreign currency exchange differences	90	3,694	75	(87)	3,772

Balance at December 31, 2024	$358,814	$265,131	$649,939	$5,642	$1,279,526

Accumulated amortization and impairment
Balance at January 1, 2024	$177,278	$164,132	$346,733	$2,233	$690,376
Amortization expense	31,982	27,042	57,303	172	116,499
Disposals or derecognition	-	(9,739)	(270)	-	(10,009)
Acquisitions through business combinations (Note 29)	-	1,175	-	-	1,175
Effect of foreign currency exchange differences	(7)	2,837	75	9	2,914

Balance at December 31, 2024	$209,253	$185,447	$403,841	$2,414	$800,955

Each class of other intangible assets was amortized on the straight-line basis over the following useful lives:

Customer relationships	11-16 years
Computer software	2-10 years
Patents and acquired specific technology	5-17 years
Others	5-10 years

20.	BORROWINGS

a.	Short-term borrowings
1) Bank loans
  Mainly represented revolving loans and bank overdrafts.

	$	$		$
	December 31
	2023	2024
	NT$	NT$		US$ (Note 4)

Secured bank loans, annual interest rates were 4.80%-5.40% and 3.81%-4.16% as of December 31, 2023 and 2024, respectively	$354,064		$279,797		$8,533
(Continued)

	December 31
	2023	2024
	NT$	NT$	US$ (Note 4)

Unsecured bank loans, annual interest rates were 1.55%-7.57% and 1.75%-6.96% as of December 31, 2023 and 2024, respectively	$49,900,124	$47,165,065	$1,438,398

	50,254,188	47,444,862	1,446,931
Less: financial liabilities for hedging - current (Note 34)	12,516,971	12,456,104	379,875

	$37,737,217	$34,988,758	$1,067,056

(Concluded)
2) Short-term bills payable

December 31, 2023
NT$

Commercial papers	$2,790,000
Less: Unamortized discounts	2,660

$2,787,340

Annual interest rate (%)	1.53-1.54

  There was no short-term bills payable as of December 31, 2024.

b.	Long-term borrowings

	December 31
	2023	2024
	NT$	NT$	US$ (Note 4)

1) Revolving bank loans
Others - repayable through January 2025 to September 2029, annual interest rates were 1.43%-5.91% and 1.62%-5.33% as of December 31, 2023 and 2024, respectively	$77,318,195	$117,177,156	$3,573,564
2) Mortgage loans (Note 36)
Repayable through January 2025 to November 2039, annual interest rates were 2.95%-3.65% and 2.40%-3.45% as of December 31, 2023 and 2024, respectively	8,142,508	8,457,942	257,942

	85,460,703	125,635,098	3,831,506
Less: current portion	4,096,255	3,884,906	118,478

	$81,364,448	$121,750,192	$3,713,028

Pursuant to some of the above revolving bank loans agreements, the Group’s subsidiaries should meet certain financial covenants which are calculated based on each of their annual unaudited financial statements or semi-annual unreviewed financial statements. The Group’s subsidiaries were in compliance with all of the financial covenants.

The Group early repaid bank loans of
NT$16,461,821 thousand and NT$28,489,463 thousand (US$868,846 thousand)
during the months of January to March in 2024 and January to March in 2025, respectively. The original agreed settlement dates for those loans were during April 2025 to November 2026 and November 2025 to November 2027, respectively.

21.	BONDS PAYABLE

	December 31
	2023	2024
	NT$	NT$	US$ (Note 4)

Unsecured domestic bonds
Redeemed in January 2024 and interest due annually with annual interest rate at 1.45%	$4,300,000	$-	$-
Redeemed in April 2024 and interest due annually with annual interest rate at 0.90%	6,500,000	-	-
Repayable at maturity in April 2026 and interest due annually with annual interest rate at 1.03%	3,500,000	3,500,000	106,740
Repayable at maturity in April 2025 and interest due annually with annual interest rate at 0.90%	10,000,000	10,000,000	304,971
Repayable at maturity in August 2025 and interest due annually with annual interest rate at 0.85%	5,000,000	5,000,000	152,486
Repayable at maturity in August 2027 and interest due annually with annual interest rate at 0.95%	2,000,000	2,000,000	60,994
Unsecured overseas bonds
US$100,000 thousand (linked to New Taiwan dollar), redeemed in October 2024 and interest due quarterly with annual interest rate at 2.50%	3,102,400	-	-
Unsecured overseas convertible bonds
RMB2,466,050 thousand and RMB2,678,687 thousand as of December 31, 2023 and 2024, respectively, at maturity in March 2027 and interest due annually with annual interest rate at 0.10%, 0.20%, 0.60%, 1.30%, 1.80% and 2.00% for the first, second, third, fourth, fifth and sixth year, respectively.	10,690,847	12,217,010	372,583

	45,093,247	32,717,010	997,774

Add (Less): premiums (discounts) on bonds payable	(83,761)	259,154	7,904

	45,009,486	32,976,164	1,005,678
Less: current portion of bonds payable	24,520,052	14,997,976	457,395

	$20,489,434	$17,978,188	$548,283

In March 2021, the subsidiary, USISH, offered an unsecured overseas convertible bonds (the “USISH Bonds”) in RMB3,450,000 thousand with a par value of RMB100. Within 5 trading days after maturity, USISH will redeem all the unconverted bonds at a price of 108% of the par value (including the interests of the last installation).

When the USISH Bonds were offered, the subsidiaries, USIE and ASEMTL, subscribed for the USISH Bonds at a total of RMB2,670,199 thousand. Since then, USIE and ASEMTL disposed separately the USISH Bonds totaled to RMB1,870,633 thousand and RMB28,397 thousand in the public market, respectively. As of December 31, 2024, the par value of the USISH Bonds held by USIE amounted to RMB771,169 thousand. As the aforementioned contractual obligations assumed by USISH and the contractual rights entitled to USIE and ASEMTL were extinguished in economic substance, the assets and liabilities related to the USISH Bonds subscribed for by USIE and ASEMTL were eliminated upon the consolidation.
Each holder of the USISH Bonds has the right to convert the USISH Bonds into ordinary shares of USISH at the conversion price at any time from the first trading day after nine months of the offering date to the maturity date (the “Conversion Period”). The initial conversion price was RMB20.25 per share at offering date and the conversion price will be subject to the adjustment in the event of the conversion provisions due to anti-dilution clause. As of December 31, 2024, the conversion price was RMB18.84 per share. As of December 31, 2024, the USISH Bonds with a par value total ing
to RMB144 thousand were converted into 7 thousand ordinary shares of USISH. Within the outstanding period of the USISH Bonds, if the closing price of USISH’s ordinary shares in Shanghai Stock Exchange is lower than 80% of the current conversion price for at least 15 trading days out of any 30 consecutive trading days, the board of directors of USISH has the right to propose a downward revision on conversion price and submit it to USISH’s shareholders’ meeting for approval.
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

22.	OTHER PAYABLES

	December 31
	2023 (Retrospectively Adjusted)	2024
	NT$	NT$	US$ (Note 4)

Payables to contractors and equipment suppliers	$10,810,065	$28,437,260	$867,254
Accrued salary and bonus	13,726,474	14,348,803	437,597
Accrued employees’ compensation and remuneration to directors and supervisors	5,680,710	5,430,708	165,621
Accrued employee insurance	1,260,237	1,327,715	40,492
Accrued utilities	855,475	1,206,555	36,796
Others	12,223,879	12,428,194	379,024

	$44,556,840	$63,179,235	$1,926,784

23.	RETIREMENT BENEFIT PLANS

a.	Defined contribution plans

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

3)
ASE, SPIL, ASE Test, Inc. and ASEE have pension plans for executive managers. Pension costs under the plans were NT$7,735 thousand, NT$11,898 thousand and NT$10,434 thousand (US$318 thousand), and the remeasurement losses were NT$3,778 thousand, NT$954 thousand and NT$12,035 thousand (US$367 thousand) (recognized under the line item of net defined benefit liabilities) for the years ended December 31, 2022, 2023 and 2024, respectively. As of December 31, 2023 and 2024, accrued pension liabilities for executive managers were NT$383,805 thousand and NT$381,020 thousand (US$11,620 thousand), respectively.

4)	The amounts included in the consolidated balance sheets arising from the Group’s obligation in respect of its defined benefit plans excluding those for executive managers were as follows:

	December 31
	2023 (Retrospectively Adjusted)	2024
	NT$	NT$	US$ (Note 4)

Present value of the defined benefit obligation	$10,201,794	$10,123,897	$308,749
Fair value of the plan assets	(6,617,058)	(7,254,310)	(221,235)

Net defined benefit liabilities	3,584,736	2,869,587	87,514
Recorded under other payables	(20,281)	(18,622)	(568)
Recorded under other non-current assets	181,844	164,176	5,007

Recorded under net defined benefit liabilities	$3,746,299	$3,015,141	$91,953

Movements in net defined benefit liabilities were as follows:

	Present Value of the Defined Benefit Obligation	Fair Value of the Plan Assets	Net Defined Benefit Liabilities (Assets)
	NT$	NT$	NT$

Balance at January 1, 2022	$11,424,860	$(5,863,264)	$5,561,596

Service cost
Current service cost	141,458	-	141,458
Past service cost and gain on settlements	(100)	-	(100)
Net interest expense (income)	118,489	(79,441)	39,048

Recognized in profit or loss	259,847	(79,441)	180,406

Remeasurement
Return on plan assets (excluding amounts included in net interest)	-	(324,510)	(324,510)
Actuarial (gain) loss
Changes in financial assumptions	(1,053,680)	-	(1,053,680)
Experience adjustments	217,658	-	217,658
Changes in demographic assumptions	(507)	-	(507)

Recognized in other comprehensive income	(836,529)	(324,510)	(1,161,039)

Contributions from the employer	-	(736,508)	(736,508)
Benefits paid from
the pension fund	(571,930)	571,930	-
the Group	(115,695)	-	(115,695)
(Continued)

	Present Value of the Defined Benefit Obligation	Fair Value of the Plan Assets	Net Defined Benefit Liabilities (Assets)
	NT$	NT$	NT$

Assets extinguished on settlement	$(2,920)	$-	$(2,920)
Exchange differences on foreign plans	104,364	(46,084)	58,280

Balance at December 31, 2022	10,261,997	(6,477,877)	3,784,120

Service cost
Current service cost	126,956	-	126,956
Past service cost and loss on settlements	1,194	-	1,194
Net interest expense (income)	236,102	(173,994)	62,108
Other termination benefit cost	7,822	-	7,822

Recognized in profit or loss	372,074	(173,994)	198,080

Remeasurement
Return on plan assets (excluding amounts included in net interest)	-	(9,327)	(9,327)
Actuarial (gain) loss
Changes in financial assumptions	391,077	-	391,077
Experience adjustments	(309,843)	-	(309,843)
Changes in demographic assumptions	(6,476)	-	(6,476)

Recognized in other comprehensive income	74,758	(9,327)	65,431

Contributions from the employer	-	(597,870)	(597,870)
Benefits paid from
the pension fund	(615,377)	609,975	(5,402)
the Group	(79,659)	-	(79,659)
Liabilities extinguished on settlement	(2,830)	-	(2,830)
Liabilities assumed in a business combination (Note 29)	204,975	-	204,975
Exchange differences on foreign plans	(14,144)	32,035	17,891

Balance at December 31, 2023 (Retrospectively Adjusted)	10,201,794	(6,617,058)	3,584,736

Service cost
Current service cost	139,168	-	139,168
Past service cost and gain on settlements	274	-	274
Net interest expense (income)	205,562	(144,003)	61,559

Recognized in profit or loss	345,004	(144,003)	201,001

Remeasurement
Return on plan assets (excluding amounts included in net interest)	-	(437,258)	(437,258)
Actuarial (gain) loss
Changes in financial assumptions	(46,189)	-	(46,189)
(Continued)

	Present Value of the Defined Benefit Obligation	Fair Value of the Plan Assets	Net Defined Benefit Liabilities (Assets)
	NT$	NT$	NT$

Experience adjustments	$249,911	$-	$249,911
Changes in demographic assumptions	(16,009)	-	(16,009)

Recognized in other comprehensive income	187,713	(437,258)	(249,545)

Contributions from the employer	-	(646,687)	(646,687)
Benefits paid from
the pension fund	(539,124)	539,124	-
the Group	(124,601)	-	(124,601)
Liabilities extinguished on settlement	(5,836)	566	(5,270)
Liabilities assumed in a business combination (Note 29)	158,053	-	158,053
Exchange differences on foreign plans	(99,106)	51,006	(48,100)

Balance at December 31, 2024	$10,123,897	$(7,254,310)	$2,869,587

(Concluded)

	Present Value of the Defined Benefit Obligation	Fair Value of the Plan Assets	Net Defined Benefit Liabilities (Assets)
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Balance at December 31, 2023 (Retrospectively Adjusted)	$311,125	$(201,801)	$109,324

Service cost
Current service cost	4,245	-	4,245
Past service cost and gain on settlements	8	-	8
Net interest expense (income)	6,269	(4,392)	1,877

Recognized in profit or loss	10,522	(4,392)	6,130

Remeasurement
Return on plan assets (excluding amounts included in net interest)	-	(13,335)	(13,335)
Actuarial (gain) loss
Changes in financial assumptions	(1,409)	-	(1,409)
Experience adjustments	7,622	-	7,622
Changes in demographic assumptions	(488)	-	(488)

Recognized in other comprehensive income	5,725	(13,335)	(7,610)

Contributions from the employer	-	(19,722)	(19,722)
Benefits paid from
the pension fund	(16,442)	16,442	-
the Group	(3,800)	-	(3,800)
(Continued)

	Present Value of the Defined Benefit Obligation	Fair Value of the Plan Assets	Net Defined Benefit Liabilities (Assets)
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Liabilities extinguished on settlement	$(178)	$17	$(161)
Liabilities assumed in a business combination (Note 29)	4,820	-	4,820
Exchange differences on foreign plans	(3,023)	1,556	(1,467)

Balance at December 31, 2024	$308,749	$(221,235)	$87,514

(Concluded)

5)	The fair value of the plan assets by major categories at each balance sheet date was as follows:

	December 31
	2023	2024
	NT$	NT$	US$ (Note 4)

Cash	$2,373,133	$2,394,070	$73,012
Equity instruments	2,872,293	3,305,989	100,823
Debt instruments	1,117,087	1,246,361	38,010
Others	254,545	307,890	9,390

Total	$6,617,058	$7,254,310	$221,235

6)	Through the defined benefit plans under the Labor Standards Law of the R.O.C., the Group in R.O.C. are exposed to the following risks:

a)	Investment risk
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

8)
The present value of the defined benefit obligation and the related current service cost and past service cost were measured using the Projected Unit Credit Method. Except the pension plans for executive managers, the key assumptions used for the actuarial valuations were as follow:

	December 31
	2023	2024

Discount rates (%)	0.16-4.91	0.81-6.50
Expected rates of salary increase (%)	1.00-4.06	1.00-5.00
The sensitivity analysis below has been determined based on reasonably possible changes of the respective assumptions occurring at each balance sheet date, while holding all other assumptions constant.

	December 31
	2023 (Retrospectively Adjusted)	2024
	NT$	NT$	US$ (Note 4)

Discount rate
0.5% higher	$(432,421)	$(641,795)	$(19,573)

0.5% lower	$467,308	$687,690	$20,973

Expected rates of salary increase
0.5% higher	$425,080	$646,395	$19,713

0.5% lower	$(397,988)	$(607,402)	$(18,524)

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

9)	Maturity analysis of undiscounted pension benefit

	December 31
	2023 (Retrospectively Adjusted)	2024
	NT$	NT$	US$ (Note 4)

No later than 1 year	$699,372	$677,634	$20,666
Later than 1 year but not later than 5 years	2,814,648	2,870,872	87,553
Later than 5 years	10,045,901	9,579,301	292,141

	$13,559,921	$13,127,807	$400,360

The Group expected to make contributions of NT$600,399 thousand and NT$414,648 thousand (US$12,646 thousand) to the defined benefit plans in the next year starting from January 1, 2024 and 2025, respectively.
As of December 31, 2023 and 2024, the average duration of the defined benefit obligation of the Group was 7 to 13 years and

6 to 12
years, respectively.

24.	EQUITY

a.	Share capital
Ordinary shares

	$		$
	December 31
	2023		2024

Numbers of shares authorized (in thousands)		5,500,000		5,500,000

Numbers of shares reserved (in thousands)
Employee share options		400,000		400,000

Number of shares issued and fully paid (in thousands)		4,385,465		4,415,251

	$	$		$
	December 31
	2023	2024
	NT$	NT$		US$ (Note 4)

Share capital authorized	$55,000,000		$55,000,000		$1,677,341

Share capital reserved
Employee share options	$4,000,000		$4,000,000		$121,988

American Depositary Receipts
The Company’s ADS represents 2 ordinary shares of the Company. As of December 31, 2023 and 2024, 157,164 thousand ADSs were outstanding and represented approximately 314,328 thousand ordinary shares of the Company.

b.	Capital surplus

	$	$		$
	December 31
	2023	2024
	NT$	NT$		US$ (Note 4)
May be used to offset a deficit, distributed as cash dividends, or transferred to share capital (1)

Issuance of ordinary shares	$15,737,752		$16,519,296		$503,791
Merger by share exchange	117,693,658		117,693,658		3,589,316
Difference between consideration and the carrying amount of the subsidiaries’ net assets during actual disposal or acquisition	3,240,987		3,240,987		98,841
Exercised employee share options	3,503,786		3,706,398		113,034
Treasury share transactions	679,791		1,059,253		32,304
Donation from shareholders	471,894		471,894		14,391
Expired share options	646,773		647,094		19,735

	141,974,641		143,338,580		4,371,412

(Continued)

	$	$		$
	December 31
	2023	2024
	NT$	NT$		US$ (Note 4)

May be used to offset a deficit only

Changes in percentage of ownership interest in subsidiaries (2)	$208,310		$40,151		$1,224
Share of changes in capital surplus of associates accounted for using the equity method	21,584		26,029		794
Dividends that the claim period has elapsed and unclaimed by shareholders	6,130		6,198		189
Exercised disgorgement	326		326		10

	236,350		72,704		2,217

May not be used for any purpose

Employee share options	1,904,176		3,325,062		101,405
Employee restricted stock awards	(49,650)		1,861,744		56,778
Others (3)	207,109		119,172		3,634

	2,061,635		5,305,978		161,817

	$144,272,626		$148,717,262		$4,535,446

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
The appropriation of earnings for 2022 and 2023 were as follows:

	Appropriation of Earnings		Dividends Per Share
	For Year 2022	For Year 2023	For Year 2022	For Year 2023
	NT$	NT$	NT$	NT$
			(in dollars)	(in dollars)

Legal reserve	$6,001,564	$3,232,866

Special reserve (reversed)	$(6,845,501)	$(167,613)

Cash dividends	$38,482,083	$22,838,947	$ 8.8	$ 5.2

The above 2022 and 2023 appropriations for cash dividends were resolved by the Company’s board of directors in March 2023 and 2024, respectively; the other proposed appropriations were resolved by the shareholders’ meeting in June 2023 and 2024, respectively.

d.	Others equity items

1)	Exchange differences on translating foreign operations

	For the Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$	US$ (Note 4)

Balance at January 1	$(15,393,646)	$(5,529,388)	$(7,034,629)	$(214,536)
Recognized for the year
Exchange differences arising on translating foreign operations	9,981,949	(1,488,920)	12,101,346	369,056
(Continued)

	For the Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$	US$ (Note 4)

Share from associates and joint ventures accounted for using the equity method	$(117,691)	$(16,321)	$(15,711)	$(479)

Balance at December 31	$(5,529,388)	$(7,034,629)	$5,051,006	$154,041

(Concluded)

2)	Unrealized gain (loss) on financial assets at FVTOCI

	$	$	$		$
	For the Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$		US$ (Note 4)

Balance at January 1	$4,190,361	$1,275,505		$3,549,648		$108,254

Unrealized gain (loss) recognized for the year
Debt instruments	(16,746)	(22,599)		(14,830)		(452)
Equity instruments	(8,360)	(77,496)		(18,871)		(576)
Share from associates and joint ventures accounted for using the equity method	(2,928,173)	2,447,656		155,784		4,751

Other comprehensive income for the year	(2,953,279)	2,347,561		122,083		3,723

Cumulative unrealized loss of equity instruments transferred to retained earnings due to disposal	190,500	230,940		72,049		2,197
Cumulative unrealized gain transferred to retained earnings due to disposal of equity instruments in relation to associates and joint venture accounted for using the equity method	(152,077)	(304,358)		(13,221)		(403)

Balance at December 31	$1,275,505	$3,549,648		$3,730,559		$113,771

3)	Gain (loss) on hedging instruments – hedges of net investments of foreign operations

	$	$	$		$
	For the Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$		US$ (Note 4)

Balance at January 1	$121,833	$520,281		$277,441		$8,461
Recognized for the year
Foreign currency risk - loans denominated in foreign currency	398,448	(242,840)		438,262		13,366

Balance at December 31	$520,281	$277,441		$715,703		$21,827

4)	Unearned employee benefit
In August 2021 and June 2024, the shareholders’ meeting resolved to issue restricted stock awards to employees. Refer to Note 28 for the information.

	$	$	$		$
	For the Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$		US$ (Note 4)

Balance at January 1	$(1,164,991)	$(432,847)		$-		$-
Issuance of shares	-	-		(1,954,312)		(59,600)
Share-based payment expenses	728,748	11,840		395,487		12,061
Valuation adjustments	3,396	421,007		(72,432)		(2,209)

Balance at December 31	$(432,847)	$-		$(1,631,257)		$(49,748)

e.	Treasury shares
For the years ended December 31, 2023 and 2024, 72,941 thousand ordinary shares of the Company were held by its subsidiaries.
The Company’s shares held by its subsidiaries at each balance sheet date were as follows:

	$	$	$	$	$
	Shares Held by Subsidiaries	Carrying Amount	Carrying Amount	Fair Value	Fair Value
	(in thousand shares)	NT$	US$ (Note 4)	NT$	US$ (Note 4)

December 31, 2023

ASE	67,452	$1,762,430		$9,106,036
ASE Test, Inc.	5,489	196,677		741,067

	72,941	$1,959,107		$9,847,103

(Continued)

	$	$	$	$	$
	Shares Held by Subsidiaries	Carrying Amount	Carrying Amount	Fair Value	Fair Value
	(in thousand shares)	NT$	US$ (Note 4)	NT$	US$ (Note 4)

December 31, 2024

ASE	67,452	$1,762,430	$53,749	$10,927,243	$333,249
ASE Test, Inc.	5,489	196,677	5,998	889,281	27,121

	72,941	$1,959,107	$59,747	$11,816,524	$360,370

(Concluded)
The aforementioned fair value is classified as Level 1 fair value with quoted prices in an active market.
Under the Securities and Exchange Act in the R.O.C., the Company shall neither pledge treasury shares nor exercise shareholders’ rights on these shares, such as the rights to dividends and voting. The subsidiaries holding the aforementioned treasury shares are bestowed shareholders’ rights except the rights to participate in any share issuance for cash and voting.

f.	Non-controlling interests

	For the Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$	US$ (Note 4)

Balance at January 1	$14,544,415	$18,608,124	$20,270,547	$618,193
Share of profit for the year	3,116,549	1,849,952	1,437,974	43,854
Other comprehensive income (loss) for the year
Exchange difference on translating foreign operations	344,780	(47,301)	687,077	20,954
Unrealized gain (loss) on equity instruments at FVTOCI	(44,852)	26,560	6,599	201
Gain (loss) from hedging	110,781	(69,189)	124,336	3,792
Remeasurement on defined benefit plans	51,582	(15,876)	3,270	100
Share in other comprehensive loss from associates accounted for using the equity method	(35,142)	(7,514)	(7,157)	(218)
Repurchase of outstanding shares by subsidiaries (Note 31)	(312,775)	-	(270,291)	(8,243)
Disposal of subsidiary	-	(295,895)	-	-
Non-controlling interest arising from capital increase of subsidiaries	-	427,913	177,487	5,413
(Continued)

	For the Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$	US$ (Note 4)

The Group’s subscription for subsidiaries’ capital increase at a percentage different from its existing ownership (Note 31)	$-	$-	$69,141	$2,108
Cash dividends distributed to non-controlling interests	(575,089)	(912,261)	(593,390)	(18,097)
Non-controlling interest relating to outstanding vested employee share options granted by subsidiaries	315,871	293,740	238,183	7,264
Equity component of convertible bonds issued by subsidiaries	1,092,004	412,294	100,885	3,077

Balance at December 31	$18,608,124	$20,270,547	$22,244,661	$678,398

(Concluded)

25.	PROFIT BEFORE INCOME TAX

a.	Other operating income and expenses, net

	For the Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$	US$ (Note 4)

Rental income	$656,745	$692,010	$702,916	$21,437
Gain on disposal of property, plant and equipment	113,356	161,761	208,980	6,373
Royalty income	638,867	674,859	275,289	8,396
Impairment loss on non-financial assets (Notes 15 and 19)	(327,569)	(146,570)	(133,880)	(4,083)
Others	(67,071)	(60,290)	119,287	3,638

	$1,014,328	$1,321,770	$1,172,592	$35,761

b.	Other income

	For the Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$	US$ (Note 4)

Interest income
Bank deposits	$646,407	$1,510,422	$1,853,558	$56,528
Interest income from loans to related parties (Note 35)	-	-	29,960	914
Contracts with customers	8,340	2,985	-	-
(Continued)

	For the Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$	US$ (Note 4)

Government subsidies	$797,612	$940,127	$846,404	$25,813
Dividends income	278,381	256,160	194,812	5,941

	$1,730,740	$2,709,694	$2,924,734	$89,196

(Concluded)

c.	Other gains and losses

	For the Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$	US$ (Note 4)

Net gain on financial assets mandatorily at FVTPL	$10,244,928	$6,155,995	$11,726,761	$357,632
Net loss arising on financial instruments held for trading	(6,137,183)	(4,295,484)	(1,908,202)	(58,195)
Gain on disposal of subsidiaries (Note 30)	-	529,721	-	-
Foreign exchange gains (losses), net	(2,459,474)	998,111	(5,538,433)	(168,907)
Gain on bargain purchase (Note 29)	-	-	76,715	2,340
Impairment loss on investments accounted for using the equity method (Note 14)	(61,206)	-	(42,143)	(1,285)
Gain on disposal of investments accounted for using the equity method	80,317	55,795	20,952	639
Others	-	-	14,342	438

	$1,667,382	$3,444,138	$4,349,992	$132,662

d.	Finance costs

	For the Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$	US$ (Note 4)

Interest on lease liabilities	$134,871	$148,916	$184,970	$5,641
Interest on borrowings and bonds payable	3,912,526	6,197,706	6,848,484	208,859

Total interest expense for financial liabilities measured at amortized cost	4,047,397	6,346,622	7,033,454	214,500
Less: Amounts included in the cost of qualifying assets Property, plant and equipment	(58,263)	(107,712)	(285,611)	(8,710)

	3,989,134	6,238,910	6,747,843	205,790
Other finance costs	20,648	33,176	29,189	890

	$4,009,782	$6,272,086	$6,777,032	$206,680

Information relating to the capitalized borrowing costs was as follows:

	For the Year Ended December 31
	2022	2023	2024

Annual interest capitalization rates
Property, plant and equipment (%)	0.59-4.22	1.46-6.82	1.68-6.40

e.	Depreciation and amortization

	For the Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$	US$ (Note 4)

Property, plant and equipment	$48,945,756	$51,799,481	$53,500,799	$1,631,619
Right-of-use assets	1,468,040	1,304,020	1,415,140	43,158
Investment properties	1,107,014	1,091,879	1,079,259	32,914
Other intangible assets	3,931,079	3,906,483	3,820,014	116,499

Total	$55,451,889	$58,101,863	$59,815,212	$1,824,190

Summary of depreciation by function
Operating costs	$47,894,701	$49,701,740	$51,031,493	$1,556,313
Operating expenses	3,626,109	4,493,640	4,963,705	151,378

	$51,520,810	$54,195,380	$55,995,198	$1,707,691

Summary of amortization by function
Operating costs	$2,465,837	$2,433,492	$2,370,726	$72,300
Operating expenses	1,465,242	1,472,991	1,449,288	44,199

	$3,931,079	$3,906,483	$3,820,014	$116,499

Refer to Note 19 for information relating to the line items in which any amortization of intangible assets is included.

f.	Operating expenses directly related to investment properties

	For the Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$	US$ (Note 4)

Direct operating expenses of investment properties that generated rental income	$1,616,197	$1,593,819	$1,549,651	$47,260

g.	Employee benefits expense

	For the Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$	US$ (Note 4)

Post-employment benefits
Defined contribution plans	$3,590,439	$3,671,057	$3,851,095	$117,447
(Continued)

	For the Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$	US$ (Note 4)

Defined benefit plans	$188,141	$209,978	$213,990	$6,526

	3,778,580	3,881,035	4,065,085	123,973
Equity-settled share-based payments	989,843	742,890	2,188,600	66,746
Other employee benefits	98,404,937	86,893,030	93,677,548	2,856,894

	$103,173,360	$91,516,955	$99,931,233	$3,047,613

Summary of employee benefits expense by function
Operating costs	$65,063,705	$58,390,785	$61,843,852	$1,886,058
Operating expenses	38,109,655	33,126,170	38,087,381	1,161,555

	$103,173,360	$91,516,955	$99,931,233	$3,047,613

(Concluded)

h.	Employees’ compensation and remuneration to directors
The Articles stipulates to distribute employees’ compensation and remuneration to directors at the rates of 0.01%-1.00% and no higher than 0.75%, respectively, of net profit before income tax, employees’ compensation and remuneration to directors.

	For the Year Ended December 31
	2023		2024
	Accrual Rate (%)	Accrual Amount	Accrual Rate (%)	Accrual Amount
		NT$		NT$	US$ (Note 4)

Employees’ compensation	0.25	$79,385	0.25	$81,113	$2,474
Remuneration to directors	0.40	127,016	0.25	79,947	2,438
If there is a change in the proposed amounts after the consolidated financial statement authorized for issue, the differences are recorded as a change in accounting estimate and will be adjusted in the following year.
In March 2023 and March 2024, the board of directors resolved the appropriations of employees’ compensation and remuneration to directors in cash for 2022 and 2023, respectively. The differences between the resolved amounts and the accrued amounts reflected in the annual consolidated financial statements for the years ended December 31, 2022 and 2023 were deemed changes in estimates. The differences were NT$1,572 thousand and NT$1,951 thousand (US$60 thousand) and were adjusted in net profit for each of the years ended December 31, 2023 and 2024, respectively.

	For Year 2022		For Year 2023
	Employees’ compensation	Remuneration to directors	Employees’ compensation	Remuneration to directors
	NT$	NT$	NT$	NT$

Resolved by the board of directors	$155,463	$247,000	$79,450	$125,000

Recognized in the consolidated financial statements	$155,398	$248,637	$79,385	$127,016

Information for the employees’ compensation and the remuneration to directors resolved by the board of directors is available at the Market Observation Post System website of the Taiwan Stock Exchange (the “TWSE”).

26.	INCOME TAX
The Company and its subsidiaries, ASE, SPIL and USIINC, have filed a consolidated tax return for corporate income tax and for unappropriated earnings.

a.	Income tax recognized in profit or loss
The major components of income tax were as follows:

	For the Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$	US$ (Note 4)

Current income tax
In respect of the current year	$16,251,844	$10,117,252	$9,812,221	$299,244
Income tax on unappropriated earnings	844,855	(3,449,958)	250,421	7,637
Changes in estimate for prior years	(211,631)	(67,074)	(453,274)	(13,823)

	16,885,068	6,600,220	9,609,368	293,058

Deferred income tax
In respect of the current year	185,726	(1,352,999)	(1,568,365)	(47,831)
Changes in tax rates	(4,425)	2,763	(25,229)	(769)
Changes in estimate for prior years	2,481	35,465	(60,902)	(1,857)
Effect of foreign currency exchange differences	76,684	18,514	(38,409)	(1,172)

	260,466	(1,296,257)	(1,692,905)	(51,629)

Income tax expense recognized in profit or loss	$17,145,534	$5,303,963	$7,916,463	$241,429

A reconciliation of income tax expense calculated at the statutory rates and income tax expense recognized in profit or loss was as follows:

	For the Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$	US$ (Note 4)

Profit before income tax	$81,763,628	$42,611,823	$41,733,373	$1,272,747

Income tax expense calculated at the statutory rates	$35,906,719	$18,763,311	$18,877,355	$575,704
Nontaxable expense (income) in determining taxable income	(177,734)	1,132,092	668,184	20,378
Tax-exempt income	(14,789,999)	(7,369,986)	(7,727,576)	(235,669)
(Continued)

	For the Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$	US$ (Note 4)

Additional income tax on unappropriated earnings	$844,855	$(3,449,958)	$250,421	$7,637
Income tax credits	(2,514,002)	(1,921,721)	(2,250,870)	(68,645)
The origination and reversal of temporary differences	1,304,931	69,767	(251,896)	(7,682)
Income tax adjustments on prior years	(209,150)	(31,609)	(514,176)	(15,681)
Unrecognized deferred tax liability for temporary differences associated with investments	(3,523,716)	(2,557,436)	(1,996,092)	(60,875)
Unrecognized loss carryforwards	271,730	455,437	746,146	22,755
Withholding tax	31,900	12,433	14,843	453
Land value increment tax	-	-	19,604	598
House and land transactions income tax	-	201,633	-	-
Others	-	-	80,520	2,456

Income tax expense recognized in profit or loss	$17,145,534	$5,303,963	$7,916,463	$241,429

(Concluded)

b.	Income tax recognized in other comprehensive income

	For the Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$	US$ (Note 4)

Deferred income tax
Related to remeasurement of defined benefit plans	$(208,482)	$(2,214)	$(62,184)	$(1,896)
Unrealized gain (loss) on equity instruments at fair value through other comprehensive income	370,091	(262,404)	(22,288)	(680)
Unrealized loss on debt instruments at fair value through other comprehensive income	-	(5,792)	2,315	71

Income tax recognized in other comprehensive income	$161,609	$(270,410)	$(82,157)	$(2,505)

d.	Current tax assets and liabilities

	December 31
	2023 (Retrospectively Adjusted)	2024
	NT$	NT$	US$ (Note 4)

Current tax assets
Tax refund receivable	$363,226	$548,905	$16,740
(Continued)

	December 31
	2023 (Retrospectively Adjusted)	2024
	NT$	NT$	US$ (Note 4)

Prepaid income tax	$512,372	$182,923	$5,579

	$875,598	$731,828	$22,319

Current tax liabilities
Income tax payable	$9,649,556	$8,888,506	$271,074

(Concluded)

e.	Deferred tax assets and liabilities
The Group offset certain deferred tax assets and deferred tax liabilities which met the offset criteria.
The movements of deferred tax assets and deferred tax liabilities were as follows:
For the year ended December 31, 2022

	Balance at January 1	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Exchange Differences	Balance at December 31
	NT$	NT$	NT$	NT$	NT$

Deferred tax assets

Temporary differences
Property, plant and equipment	$90,977	$40,498	$-	$16,953	$148,428
Defined benefit obligation	1,188,153	(123,878)	(208,482)	6,641	862,434
FVTPL financial instruments	189,350	18,192	-	252	207,794
Others	2,870,714	718,909	-	179,881	3,769,504

	4,339,194	653,721	(208,482)	203,727	4,988,160
Loss carry-forward	638,782	(166,121)	-	22,824	495,485
Investment credits	391,034	452,656	-	14,437	858,127

	$5,369,010	$940,256	$(208,482)	$240,988	$6,341,772

Deferred tax liabilities

Temporary differences
Property, plant and equipment	$5,916,744	$63,813	$-	$57,701	$6,038,258
FVTPL financial instruments	12,580	519,142	-	89	531,811
Others	1,660,873	617,767	(370,091)	106,514	2,015,063

	$7,590,197	$1,200,722	$(370,091)	$164,304	$8,585,132

For the year ended December 31, 2023
(Retrospectively Adjusted)

	Balance at January 1	Acquisitions through Business Combinations	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Exchange Differences	Balance at December 31
	NT$	NT$	NT$	NT$	NT$	NT$

Deferred tax assets

Temporary differences
Property, plant and equipment	$148,428	$-	$110,253	$-	$7,483	$266,164
Defined benefit obligation	862,434	-	(68,968)	(4,844)	30,685	819,307
FVTPL financial instruments	207,794	-	43,792	-	304	251,890
Others	3,769,504	893	316,527	-	95,392	4,182,316

	4,988,160	893	401,604	(4,844)	133,864	5,519,677
Loss carry-forward	495,485	-	56,005	-	3,807	555,297
Investment credits	858,127	-	(522,852)	-	(14,654)	320,621

	$6,341,772	$893	$(65,243)	$(4,844)	$123,017	$6,395,595

(Continued)

	Balance at January 1	Acquisitions through Business Combinations	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Exchange Differences	Balance at December 31
	NT$	NT$	NT$	NT$	NT$	NT$

Deferred tax liabilities

Temporary differences
Property, plant and equipment	$6,038,258	$10,410	$(902,114)	$-	$(11,093)	$5,135,461
Defined benefit obligation	-	-	27,031	(2,630)	30,233	54,634
FVTPL financial instruments	531,811	-	(487,098)	-	368	45,081
Others	2,015,063	99,535	681	268,196	84,995	2,468,470

	$8,585,132	$109,945	$(1,361,500)	$265,566	$104,503	$7,703,646

(Concluded)
For the year ended December 31, 2024

	Balance at January 1 (Retrospectively Adjusted)	Acquisitions through Business Combinations	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Exchange Differences	Balance at December 31
	NT$	NT$	NT$	NT$	NT$	NT$

Deferred tax assets

Temporary differences
Property, plant and equipment	$266,164	$123,696	$(36,352)	$-	$1,044	$354,552
Defined benefit obligation	819,307	-	(149,680)	(62,170)	57,489	664,946
FVTPL financial instruments	251,890	-	(87,612)	-	(393)	163,885
Others	4,182,316	16,067	347,938	-	(233,039)	4,313,282

	5,519,677	139,763	74,294	(62,170)	(174,899)	5,496,665
Loss carry-forward	555,297	14,058	250,063	-	(74,040)	745,378
Investment credits	320,621	-	558,641	-	54,066	933,328

	$6,395,595	$153,821	$882,998	$(62,170)	$(194,873)	$7,175,371

Deferred tax liabilities

Temporary differences
Property, plant and equipment	$5,135,461	$92,842	$(1,573,888)	$-	$71,505	$3,725,920
Defined benefit obligation	54,634	-	(35,210)	14	(1,151)	18,287
FVTPL financial instruments	45,081	-	823,904	-	(237)	868,748
Others	2,468,470	-	(24,713)	19,973	(226,581)	2,237,149

	$7,703,646	$92,842	$(809,907)	$19,987	$(156,464)	$6,850,104

	Balance at January 1 (Retrospectively Adjusted)	Acquisitions through Business Combinations	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Exchange Differences	Balance at December 31
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Deferred tax assets

Temporary differences
Property, plant and equipment	$8,117	$3,772	$(1,108)	$-	$32	$10,813
Defined benefit obligation	24,986	-	(4,565)	(1,896)	1,753	20,278
FVTPL financial instruments	7,682	-	(2,672)	-	(12)	4,998
Others	127,549	490	10,611	-	(7,107)	131,543

	168,334	4,262	2,266	(1,896)	(5,334)	167,632
Loss carry-forward	16,935	429	7,626	-	(2,258)	22,732
Investment credits	9,778	-	17,037	-	1,649	28,464

	$195,047	$4,691	$26,929	$(1,896)	$(5,943)	$218,828

Deferred tax liabilities

Temporary differences
Property, plant and equipment	$156,617	$2,831	$(47,999)	$-	$2,181	$113,630
Defined benefit obligation	1,666	-	(1,074)	-	(35)	557
FVTPL financial instruments	1,375	-	25,127	-	(7)	26,495
Others	75,281	-	(754)	609	(6,910)	68,226

	$234,939	$2,831	$(24,700)	$609	$(4,771)	$208,908

f.	Deductible temporary differences, unused loss carryforwards and unused investment credits for which no deferred tax assets have been recognized in the consolidated balance sheets

	December 31
	2023	2024
	NT$	NT$	US$ (Note 4)

Loss carry-forward	$1,759,044	$2,464,350	$75,156
Investment credits	77,436	-	-
Deductible temporary differences	210,897	317,282	9,676

	$2,047,377	$2,781,632	$84,832

The unrecognized loss carry-forward will expire through 2043 or can be carried forward indefinitely according to the applicable tax laws of each tax jurisdiction.

g.	Information about unused loss carry-forward, investment credits, tax-exemption and other tax relief
As of December 31, 2024, the unused loss carry-forward comprised:

Expiry Year	NT$	US$ (Note 4)

2025	$217,721	$6,640
2026	271,741	8,287
2027	355,338	10,837
2028	239,156	7,293
2029 and thereafter	2,125,772	64,831

	$3,209,728	$97,888

As of December 31, 2024, unused investment credits comprised:

Tax Credit Source	Remaining Creditable Amount		Expiry Year
	NT$	US$ (Note 4)

Purchase of machinery and equipment	$842,119	$25,682	2029 and thereafter
Others	91,209	2,782	2029 and thereafter

	$933,328	$28,464

Some China subsidiaries qualified as high technology enterprises were entitled to a reduced income tax rate of 15% and were eligible to deduct certain times of research and development expenses from their taxable income.

h.	Unrecognized deferred tax liabilities associated with investments
As of December 31, 2023 and 2024, the taxable temporary differences associated with the investments in subsidiaries for which no deferred tax liabilities have been recognized were NT$51,581,597 thousand and NT$60,866,800 thousand (US$1,856,261 thousand), respectively.

i.	Income tax assessments
The tax authorities have examined income tax returns of the Company and its R.O.C. subsidiaries through 2019 and 2022.

27.	EARNINGS PER SHARE
The earnings and weighted average number of ordinary shares outstanding in the computation of earnings per share were as follows:
Net profit for the year

	For the Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$	US$ (Note 4)

Profit for the year attributable to owners of the Company	$61,501,545	$35,457,908	$32,378,936	$987,464
Effect of potentially dilutive ordinary shares:
Potential ordinary shares of the subsidiary	(1,811,449)	(494,272)	(747,333)	(22,791)

Earnings used in the computation of diluted earnings per share	$59,690,096	$34,963,636	$31,631,603	$964,673

Weighted average number of ordinary shares outstanding (in thousand shares)

	For the Year Ended December 31
	2022	2023	2024

Weighted average number of ordinary shares in the computation of basic earnings per share	4,274,687	4,295,871	4,318,991
Effect of potentially dilutive ordinary shares
Employee share options	40,351	42,045	70,534
Employees’ compensation	1,940	924	623
Employee restricted stock awards	6,445	8,830	1,865

Weighted average number of ordinary shares in the computation of diluted earnings per share	4,323,423	4,347,670	4,392,013

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

a.	Employee share option plans of the Company
In order to attract, retain and reward employees, the Company and its subsidiary, ASE, have their employee share option plans for the Group’s full-time employees. As disclosed in Note 1, the Company assumed ASE’s obligations of outstanding employee share option plans starting from April 30, 2018, and each unexercised share option was converted at an exchange ratio of 1 for

0.5
share option of the Company. After conversion, each share option represents the right to purchase one ordinary share of the Company when exercised, and the exercise price is subject to adjustment according to the exchange ratio. The Company has the first and the second employee share option plans in November 2018 and August 2023 for full-time employees of the Group, with each unit representing the right to purchase one ordinary share issued by the company. The right of those share options granted under the plans is valid for
10 years
,
non-transferable and exercisable at certain percentages subsequent to the second anniversary of the grant date. For the employee share option plans the Company assumed and issued, the exercise price is subject to adjustment according to the prescribed criteria stipulated in employee share option plans.

Information about the share option plans that the Company granted and assumed were as follows:

	For the Year Ended December 31
	2022		2023		2024
	Number of Options (In Thousands)	Weighted Average Exercise Price Per Share (NT$)	Number of Options (In Thousands)	Weighted Average Exercise Price Per Share (NT$)	Number of Options (In Thousands)	Weighted Average Exercise Price Per Share (NT$)

Balance at January 1	96,802	$53.3	81,262	$50.2	212,240	$89.1
Options granted	-	-	150,000	107.0	-	-
Options forfeited	(1,206)	51.1	(1,471)	66.9	(5,873)	103.7
Options exercised	(14,334)	51.5	(17,551)	50.9	(18,266)	48.0

Balance at December 31	81,262	50.2	212,240	89.1	188,101	89.6

Options exercisable, end of year	58,216	51.3	62,505	46.5	44,242	44.3

Fair value of options granted (NT$)	-		29.7-35.1		-

The weighted average share prices at exercise dates of share options for the years ended December 31, 2022, 2023 and 2024 were NT$92.4, NT$112.4 and NT$151.7 (US$
4.6), respectively.
Information about the outstanding share options at each balance sheet date was as follows:

	Range of Exercise Price Per Share (NT$)	Weighted Average Remaining Contractual Life (Years)

December 31, 2023

ASE 5 th share options	$73.0	1.7
The Company 1 st share options	44.1	4.9
The Company 2 nd share options	107.0	9.6

December 31, 2024

ASE 5 th share options	73.0	0.7
The Company 1 st share options	42.7	3.9
The Company 2 nd share options	103.5	8.6

b.	Employee restricted stock awards plans of the Company
To attract and retain talents as well as motivate and engage employees, the Company’s annual shareholders’ meetings resolved the first and the second employee restricted stock awards plans in August 2021 and June 2024, and granted 15,000 thousand ordinary shares and 16,500 thousand ordinary shares on the record date of October 1, 2021 and September 6, 2024, respectively. The par value and the exercise price were
NT$10 and NT$0 per share, respectively. The fair value at the grant day was NT$92.4 per share and NT$141.5 (US$4.3) per share, respectively.

The vested shares are settled and released on an annual basis during a three-year period starting from the grant date. Up to one-thirds of the total shares granted will be vested only the specific performance targets are recorded before the end of each year-period. Except for inheritance, those shares shall not be sold, pledged, transferred, gifted, conditioned, or otherwise dispose of before vest, while the rights of attending, proposing, speaking, voting and election at shareholders meeting and other rights, including but not limited to, stock dividend, cash dividend, distribution from legal reserve and capital surplus, share options at cash capital increase are identical with the Company’s ordinary shares issued and outstanding. All the shares under this plan should be deposited in a trust account before vested.
Upon granting, any unvested restricted stock awards will be forfeited and canceled by the Company at no cost if the vesting conditions are not met. Meanwhile, dividends (including cash dividends, stock dividends, and those distributed from legal reserves and capital surplus, as well as any derived income) distributed on those unvested restricted stock awards for the current unvested year shall be fully returned to the Company by the custodian institution. For the year ended December 31, 2024, the Company repossessed and canceled a total of 4,965 thousand unvested restricted stock awards and the relevant changes in registration have been completed.
Information about employee restricted stock awards was as follows:

	For the Year Ended December 31
	2022	2023	2024
	(in thousand shares)	(in thousand shares)	(in thousand shares)

Balance at January 1	15,000	10,000	4,965
Shares granted	-	-	16,500
Shares unrestricted	(5,000)	(4,950)	-
Shares forfeited	-	(70)	(4,965)
Shares awaiting canceled	-	(15)	-

Balance at December 31	10,000	4,965	16,500

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
Information about share options was as follows:

	For the Year Ended December 31
	2022		2023		2024
	Number of Options (In Thousands)	Weighted Average Exercise Price Per Share (RMB)	Number of Options (In Thousands)	Weighted Average Exercise Price Per Share (RMB)	Number of Options (In Thousands)	Weighted Average Exercise Price Per Share (RMB)

Balance at January 1	29,486	$14.2	20,246	$14.5	29,728	$14.7
Options granted	-	-	14,506	14.5	-	-
Options expired	(2,312)	13.9	(1,204)	14.1	(1,027)	14.2
Options forfeited	(942)	13.0	(695)	13.6	(7,855)	14.3
Options exercised	(5,986)	12.8	(3,125)	12.1	(3,845)	12.7

Balance at December 31	20,246	14.5	29,728	14.7	17,001	15.1

Options exercisable, end of year	15,518	15.0	15,310	14.9	17,001	15.1

Fair value of options granted (RMB)	-		3.8-4.7		-

The weighted average share prices at exercise dates of share options for the years ended December 31, 2022, 2023 and 2024 were RMB15.4, RMB14.9 and RMB14.8, respectively.
Information about USISH’s outstanding share options at each balance sheet date was as follows:

	Range of Exercise Price Per Share (RMB)	Remaining Contractual Life (Years)

December 31, 2023

2015 share options	$15.5	1.9
2019 share options	12.0	0.9
2020 share options	20.5	0.9
2023 share options	14.5	2.8

December 31, 2024

2015 share options	15.5	0.9
2023 share options	14.3	1.8
AMPI
In May 2021, the authority approved AMPI’s employee share options plan with the issuance up to 10,000 thousand units. The options are valid for 10 years, non-transferable and exercisable at certain percentages subsequent to the second anniversary of the grant date. For any subsequent changes in AMPI’s capital structure, the exercise price will be adjusted accordingly.

Information about share options was as follows:

	For the Year Ended December 31
	2022		2023		2024
	Number of Options (In Thousands)	Exercise Price Per Share (NT$)	Number of Options (In Thousands)	Exercise Price Per Share (NT$)	Number of Options (In Thousands)	Exercise Price Per Share (NT$)

Balance at January 1	-	$-	3,100	$30.0	3,100	$30.0
Options granted	3,100	30.0	-	-	-	-

Balance at December 31	3,100	30.0	3,100	30.0	3,100	29.7

Options exercisable, end of year	-	-	-	-	1,550	29.7

Fair value of options granted (NT$)	18.0-18.8		-		-

Information about AMPI’s outstanding share options at each balance sheet date was as follows:

	Range of Exercise Price Per Share	Remaining Contractual Life (Years)

December 31, 2023

2022 share options	$30.0	8.3

December 31, 2024

2022 share options	29.7	7.3

d.	Employee restricted stock plans of subsidiaries
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
Information about restricted stocks was as follows:

	For the Year Ended December 31
	2022		2023		2024
	Number of Options (In Thousands)	Weighted Average Exercise Price Per Share (RMB)	Number of Options (In Thousands)	Weighted Average Exercise Price Per Share (RMB)	Number of Options (In Thousands)	Weighted Average Exercise Price Per Share (RMB)

Balance at January 1	3,565	$10.2	1,984	$10.7	372	$14.5
(Continued)

	For the Year Ended December 31
	2022		2023		2024
	Number of Options (In Thousands)	Weighted Average Exercise Price Per Share (RMB)	Number of Options (In Thousands)	Weighted Average Exercise Price Per Share (RMB)	Number of Options (In Thousands)	Weighted Average Exercise Price Per Share (RMB)

Stocks granted	-	$-	372	$14.5	5,722	$14.4
Stocks expired	(4)	-	-	-	-	-
Stocks exercised	(395)	-	(1,966)	10.8	-	-
Stocks forfeited	(1,182)	12.2	(18)	-	(3,175)	14.4

Balance at December 31	1,984	10.7	372	14.5	2,919	14.4

Options exercisable, end of year	1,715	12.4	-	-	-	-

Fair value of restricted stocks granted (RMB)	-		12.2-13.0		11.6-12.4

(Concluded)
Information about USISH’s outstanding restricted stocks at each balance sheet date was as follows:

	Range of Exercise Price Per Share (RMB)	Remaining Contractual Life (Years)

December 31, 2023

2023 restricted stocks	$14.5	2.9

December 31, 2024

2023 restricted stocks (2024 granted)	14.4	2.0
2023 restricted stocks (2023 granted)	14.5	1.9

e.	Fair value information
Regarding the aforementioned share-based payment arrangements issued during 2023 and 2024, the fair value at the grant dates of the Company’s second employee restricted stock awards plan and USISH’s 2023 restricted stocks were measured by using the market price basis and the Black-Scholes Option Pricing Model incorporating the effect of the lock-up period, respectively. While the fair values for all the other plans were measured by using the Trinomial Tree Model. The inputs to the models were as follows:
Share options plan

The Company’s 2023 share options plan

Share price at the grant date	NT$108.0 per share
Exercise price	NT$107.0 per share
Expected volatility (%)	31.02-33.03
Expected lives (years)	3.9-6.1
Expected dividend yield	-
Risk free interest rate (%)	1.06-1.12

USISH’s 2023 share options plan

Share price at the grant date	RMB15.16 per share
Exercise price	RMB14.54 per share
Expected volatility (%)	38.51-39.09
Expected lives (years)	2.0-3.0
Expected dividend yield	-
Risk free interest rate (%)	2.35-2.45
Restricted stock plan

	USISH’s 2023 restricted stocks plan (2023 granted)	USISH’s 2023 restricted stocks plan (2024 granted)

Share price at the grant date	RMB15.02 per share	RMB14.19 per share
Exercise price	RMB14.54 per share	RMB14.35 per share
Expected volatility (%)	36.56-38.77	35.02-37.02
Lock-up periods (years)	1.0-2.0	1.0-2.0
Expected dividend yield	-	-
Risk free interest rate (%)	2.33-2.44	2.11-2.27
Expected volatilities were based on the annualized volatilities of historical share prices of the Company and USISH, respectively.
The Group’s shareholdings in USISH decreased because the abovementioned share
-based payment
were exercised in 2022, 2023 and 2024. The transaction was accounted for as an equity transaction since the Group did not cease to have control over USISH and, as a result, capital surplus increased by NT$125,049 thousand, NT$90,773 thousand and NT$81,947 thousand (US$2,499 thousand) in 2022, 2023 and 2024, respectively.
For the years ended December 31, 2022, 2023 and 2024, employee benefits expense recognized on the aforementioned share-based payment were
NT$989,843 thousand, NT$742,890 thousand and NT$2,188,600 thousand (US$66,746 thousand), respectively.

29.	BUSINESS COMBINATIONS

a.	Subsidiaries acquired

	Principal Activity	Date of Acquisition	Proportion of Voting Equity Interests Acquired (%)	Consideration Transferred
				NT$	US$ (Note 4)

Hirschmann	Holding company and the group engaged in the design and manufacturing of automotive components	October 27, 2023	100.00	$2,317,201

ASEPCAYMAN	Engaged in the packaging and testing of semiconductors	August 1, 2024	100.00	$1,096,373	$33,436

CHE	Engaged in the packaging and testing of semiconductors	August 1, 2024	100.00	$1,945,678	$59,338

b.	Consideration transferred

	$	$		$		$		$
	Hirschmann	ASEPCAYMAN				CHE
	NT$	NT$		US$ (Note 4)		NT$		US$ (Note 4)

Cash	$2,317,201		$725,059		$22,112		$1,713,092		$52,245
Contingent considerations	-		371,314		11,324		232,586		7,093

	$2,317,201		$1,096,373		$33,436		$1,945,678		$59,338

In March 2023, the board of directors of USISH resolved to establish a special purpose vehicle (“SPV”, of which 75.1% ownership is owned by USISH’s wholly-owned subsidiary, Universal Global Technology Co., Limited (“UGT”), and 24.9% ownership is owned by an unrelated party, Ample Trading, Co., Ltd. (“Ample Trading”)). The SPV then acquired the automotive wireless business (hereunder, the “Target Business”) carved out from an unrelated party, TE Connectivity Ltd. The consideration for the acquisition was approximately NT$
2,317,201
thousand, equivalent to US
$
71,452
thousand as the original transaction currency, which was based on the overall valuation of the Target Business and an adjustment for the net debt and net working capital of the Target Business as of the settlement date. The consideration was fully paid in October 2023 and May 2024, respectively.
In February 2024, ASE and ASE (Korea) Inc. entered into share purchase agreements with Cypress Semiconductor Technology Ltd. and Infineon Technologies AG to acquire
100
% shareholdings of ASEPCAYMAN and CHE, respectively. The final purchase price will be adjusted in accordance with the method stipulated in the share purchase agreements. As of December 31, 2024, the consideration of NT$
725,059

thousand (US$22,112 thousand), equivalent to EUR
20,403
thousand as the original transaction currency, and NT$
1,713,092
thousand (US$52,245 thousand), equivalent to EUR
48,239
thousand as the original transaction currency, were paid. In addition, according to the share purchase agreement, if operating revenue of ASEPCAYMAN and CHE reaches the predetermined target in the respective years of 2025, 2026 and 2027, the remaining consideration will be paid in annual tranches. If the target is not reached in any one of the three years, the corresponding portion of the remaining consideration will be paid in 2028. As of December 31, 2024, the remaining consideration was recognized as contingent considerations under financial liabilities at FVTPL.

c.	Assets acquired and liabilities assumed at the date of acquisition

	$	$		$		$		$
	Hirschmann	ASEPCAYMAN				CHE
	NT$	NT$		US$ (Note 4)		NT$		US$ (Note 4)

Assets
Cash and cash equivalents	$118,419		$404,573		$12,338		$1,381,103		$42,120
Trade and other receivables	1,336,203		213,592		6,514		87,935		2,682
Inventories	1,079,301		58,564		1,786		112,115		3,419
Property, plant and equipment	745,660		919,648		28,046		421,792		12,863
Right-of-use assets	143,629		-		-		96,894		2,955
Others	167,521		69,707		2,126		197,450		6,022
Liabilities
Trade and other payables	(745,653)		(263,095)		(8,023)		(200,453)		(6,113)
Lease liabilities	(143,629)		-		-		(96,894)		(2,955)
Net defined benefit liabilities	(204,975)		(158,053)		(4,820)		-		-
Others	(200,276)		(71,848)		(2,191)		(54,264)		(1,655)

Fair value of identifiable net assets acquired	$2,296,200		$1,173,088		$35,776		$1,945,678		$59,338

d.	Goodwill (gain on bargain purchase) recognized on acquisition

	$	$		$		$		$
	Hirschmann	ASEPCAYMAN				CHE
	NT$	NT$		US$ (Note 4)		NT$		US$ (Note 4)

Consideration transferred	$2,317,201		$1,096,373		$33,436		$1,945,678		$59,338
Less: Fair value of identifiable net assets acquired	(2,296,200)		(1,173,088)		(35,776)		(1,945,678)		(59,338)

Goodwill (gain on bargain purchase) recognized on acquisition	$21,001		$(76,715)		$(2,340)		$-		$-

The goodwill from acquisitions mainly represents the control premium. In addition, the consideration paid for acquisitions effectively included amounts attributed to the benefits of expected revenue growth and future market expansions. These benefits are not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets.
The goodwill recognized on acquisitions is not expected to be deductible for income tax purposes.
As of December 31, 2024, the Group has completed the identification of the difference between the cost of the investment and the Group’s share of the net fair value of ASEPCAYMAN’s and CHE’s identifiable assets and liabilities.

e.	Net cash outflow on acquisition of subsidiaries

	$	$		$		$		$
	Hirschmann	ASEPCAYMAN				CHE
	NT$	NT$		US$ (Note 4)		NT$		US$ (Note 4)

Consideration paid in cash	$2,317,201		$725,059		$22,112		$1,713,092		$52,245
Less: Cash and cash equivalent acquired	(118,419)		(404,573)		(12,338)		(1,381,103)		(42,120)

Net cash outflow on acquisition of subsidiaries	$2,198,782		$320,486		$9,774		$331,989		$10,125

f.	Impact of acquisitions on the results of the Group
The results of operations since the acquisition date were included in the consolidated statements of comprehensive income and were as follows:

	$	$		$		$		$
	Hirschmann (For the period from October 27, 2023 through December 31, 2023)	ASEPCAYMAN (For the period from August 1, 2024 through December 31, 2024)				CHE (For the period from August 1, 2024 through December 31, 2024)
	NT$	NT$		US$ (Note 4)		NT$		US$ (Note 4)

Operating revenue	$1,017,423		$518,026		$15,798		$825,216		$25,167

Net profit (loss)	$46,075		$(69,186)		$(2,110)		$152,594		$4,654

Had the abovementioned business combinations been in effect at the beginning of each annual reporting period, the Group’s pro-forma operating revenues and profit would have been NT$586,489,731 thousand and NT$37,084,732 thousand for the year ended December 31, 2023, respectively, and NT$597,015,838 thousand (US$18,207,253 thousand) and NT$33,865,233 thousand (US$1,032,791 thousand) for the year ended December 31, 2024, respectively. This pro-forma information is for illustrative purposes only and is not necessarily an indication of the operating revenue and results of operations of the Group that actually would have been achieved had the acquisition been completed at the beginning of each annual reporting period, nor is it intended to be a projection of future results.
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

g.
During the third quarter of 2024, the Group has completed identifying the difference between the cost of the investment and the Group’s share of the net fair value of Hirschmann’s identifiable assets and liabilities, and has retrospectively adjusted the comparative consolidated financial statements. The adjustments to the consolidate balance sheet as of December 31, 2023 are summarized as follows:

	December 31, 2023
	Before Retrospectively Adjusted	After Retrospectively Adjusted
	NT$	NT$

Consolidated balance sheet

Trade receivables, net	$99,529,100	$99,536,761

Other receivables	$15,611,917	$15,902,053

Current tax assets	$905,345	$875,598

Inventories	$59,606,188	$59,658,354

Other current assets	$4,959,034	$4,973,647

Property, plant and equipment	$264,812,022	$264,871,522

Goodwill	$52,404,416	$52,419,427

Other payables	$44,242,885	$44,556,840

Current tax liabilities	$9,667,755	$9,649,556

Deferred tax liabilities	$7,598,008	$7,703,646

Net defined benefit liabilities	$4,122,158	$4,130,104

30.	DISPOSAL OF SUBSIDIARIES
In May 2023,
the
board of directors of ASE and ASET resolved to dispose their shareholdings of the Group’s subsidiary, Luchu Development Corporation, consisting of 145,178 thousand ordinary shares and 40,981 thousand ordinary shares, respectively, to HC. The disposal was completed in December 2023 and the control over Luchu Development Corporation was transferred to HC.

a.	Analysis of assets and liabilities on the date control was lost

NT$

Current Assets
Cash and cash equivalent	$261,238
Inventories related to real estate business	1,787,526
(Continued)

NT$

Other current assets	$1,761
Non-Current Assets
Financial assets at fair value through other comprehensive income – non-current	70,809
Current Liabilities
Other payables	(222)

Net assets disposed of	$2,121,112

(Concluded)

b.	Gain on disposal of subsidiaries

NT$

Total consideration (paid in cash)	$2,354,938
Net assets disposed of	(2,121,112)
Non-controlling interest	295,895

Gain on disposals	$529,721

c.	Net cash inflow on disposals of subsidiaries

NT$

Consideration received in cash and cash equivalents	$2,354,938
Less: Cash and cash equivalent balances disposed of	(261,238)

$2,093,700

31.	EQUITY TRANSACTION WITH NON-CONTROLLING INTERESTS

a.
In 2022, USISH repurchased its own 9,356 thousand outstanding ordinary shares at RMB11.15-14.38 per share, and made the Group’s shareholdings of USISH increased. The transaction was accounted for as an equity transaction since the transaction did not change the Group’s control over USISH and, as a result, the Group’s capital surplus was then decreased by NT$8,963 thousand and retained earnings was then decreased by NT$211,184 thousand.

b.
USISH repurchased its own 6,740 thousand outstanding ordinary shares during 2024, which made the Group’s shareholdings of USISH increased and, as a result, the Company’s capital surplus decreased by NT$186,404 thousand (US$5,685 thousand). In addition, in September 2024, the Group subscribed for additional newly issued ordinary shares of AMPI at a percentage different from its existing ownership percentage, which made the Group’s shareholdings of AMPI increased and then the Group’s capital surplus and retained earnings decreased by NT$63,702 thousand (US$1,943 thousand) and NT$5,439 thousand (US$166 thousand), respectively. The above transactions were accounted for as equity transactions since the Group still retained control over these subsidiaries.

32.	CASH FLOW INFORMATION

a.	Non-cash investing activities
In addition to other notes, the Group entered into the following investing activities which include both cash and non-cash items for the years ended December 31, 2022, 2023 and 2024:

	For the Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$	US$ (Note 4)

Payments for property, plant and equipment
Purchase of property, plant and equipment	$75,800,574	$48,758,649	$96,207,546	$2,934,052
Increase (decrease) in other non-current assets	(5,480)	(387,233)	1,210,888	36,928
Decrease (increase) in other payables	(3,096,926)	5,894,525	(17,610,885)	(537,081)
Capitalized borrowing costs	(58,263)	(107,712)	(285,611)	(8,710)

	$72,639,905	$54,158,229	$79,521,938	$2,425,189

Proceeds from disposal of property, plant and equipment
Consideration from disposal of property, plant and equipment	$612,213	$334,348	$887,718	$27,072
Decrease in other receivables	2,784	132,790	821	26
Decrease in other current assets	-	8,188	19,514	595
Decrease in other non-current assets	134,760	-	-	-

	$749,757	$475,326	$908,053	$27,693

Payments for FVTOCI
Increase in FVTOCI (Note 38)	$-	$-	$12,150,760	$370,563
Decrease in other receivables	-	-	(12,137,200)	(370,150)

	$-	$-	$13,560	$413

b.	Changes in liabilities arising from financing activities
For the year ended December 31, 2022

	Short-term Borrowings (including financial liabilities for hedging)	Bonds Payable	Long-term Borrowings (including financial liabilities for hedging)	Lease Liabilities	Total
	NT$	NT$	NT$	NT$	NT$

Balance at January 1, 2022	$41,036,429	$52,267,337	$126,472,490	$7,399,884	$227,176,140
Net financing cash flows	1,866,253	(3,539,423)	(29,516,421)	(1,035,019)	(32,224,610)
Interest under operating activities	-	-	-	1,394	1,394
Rent expense under operating activities	-	-	-	(1,904)	(1,904)
Convertible bonds classified separately as equity components and embedded derivative liability	-	(1,092,004)	-	-	(1,092,004)
Non-cash changes
Additions to lease liabilities	-	-	-	1,379,342	1,379,342
Amortization of discount	-	182,759	114,687	-	297,446
Convertible bonds issued by subsidiaries and converted to subsidiaries’ ordinary shares	-	(171)	-	-	(171)
Lease modifications	-	-	-	(117,549)	(117,549)
Adjustments for government subsidy	-	-	(46,672)	-	(46,672)
Long-term borrowings transferred to short-term borrowings	1,522,294	-	(1,522,294)	-	-
Effects of foreign currency exchange	2,306,154	31,826	4,487,661	82,339	6,907,980

Balance at December 31, 2022	$46,731,130	$47,850,324	$99,989,451	$7,708,487	$202,279,392

For the year ended December 31, 2023

	Short-term Borrowings (including financial liabilities for hedging)	Short-term Bills Payable	Bonds Payable	Long-term Borrowings	Lease Liabilities	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Balance at January 1, 2023	$46,731,130	$-	$47,850,324	$99,989,451	$7,708,487	$202,279,392
Net financing cash flows	3,231,840	2,787,340	(2,573,366)	(14,263,230)	(1,136,666)	(11,954,082)
Interest under operating activities	-	-	-	-	22	22
Convertible bonds classified separately as equity components and embedded derivative liability	-	-	(412,264)	-	-	(412,264)
Non-cash changes
Additions to lease liabilities	-	-	-	-	1,644,665	1,644,665
Convertible bonds issued by subsidiaries and converted to subsidiaries’ ordinary shares	-	-	(228)	-	-	(228)
Amortization of discount	-	-	319,578	91,538	-	411,116
Lease modifications	-	-	-	-	(113,514)	(113,514)
Adjustments for government subsidy	-	-	-	(1,002)	-	(1,002)
Acquisition through business combinations (Note 29)	-	-	-	-	143,629	143,629
Reclassification	-	-	-	-	(8,226)	(8,226)
Effects of foreign currency exchange	291,218	-	(174,558)	(356,054)	(16,391)	(255,785)

Balance at December 31, 2023	$50,254,188	$2,787,340	$45,009,486	$85,460,703	$8,222,006	$191,733,723

For the year ended December 31, 2024

	Short-term Borrowings (including financial liabilities for hedging)	Short-term Bills Payable	Bonds Payable	Long-term Borrowings	Lease Liabilities	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Balance at January 1, 2024	$50,254,188	$2,787,340	$45,009,486	$85,460,703	$8,222,006	$191,733,723
Net financing cash flows	(4,514,729)	(2,787,340)	(12,867,386)	36,656,269	(1,547,291)	14,939,523
Interest under operating activities	-	-	-	-	13,538	13,538
Convertible bonds classified separately as equity components and embedded derivative liability	-	-	(100,872)	-	-	(100,872)
Non-cash changes
Additions to lease liabilities	-	-	-	-	1,342,690	1,342,690
Acquisition through business combinations (Note 29)	-	-	-	-	96,894	96,894
Convertible bonds issued by subsidiaries and converted to subsidiaries’ ordinary shares	-	-	(99)	-	-	(99)
Amortization of discount	-	-	366,988	76,326	-	443,314
Lease modifications	-	-	-	-	(409,679)	(409,679)
Adjustments for government subsidy	-	-	-	(748)	-	(748)
Effects of foreign currency exchange	1,705,403	-	568,047	3,442,548	93,865	5,809,863

Balance at December 31, 2024	$47,444,862	$-	$32,976,164	$125,635,098	$7,812,023	$213,868,147

	Short-term Borrowings (including financial liabilities for hedging)	Short-term Bills Payable	Bonds Payable	Long-term Borrowings	Lease Liabilities	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Balance at January 1, 2024	$1,532,607	$85,006	$1,372,659	$2,606,304	$250,747	$5,847,323
Net financing cash flows	(137,686)	(85,006)	(392,418)	1,117,910	(47,188)	455,612
Interest under operating activities	-	-	-	-	413	413
Convertible bonds classified separately as equity components and embedded derivative liability	-	-	(3,076)	-	-	(3,076)
Non-cash changes
Additions to lease liabilities	-	-	-	-	40,948	40,948
Acquisition through business combinations (Note 29)	-	-	-	-	2,955	2,955
Convertible bonds issued by subsidiaries and converted to subsidiaries’ ordinary shares	-	-	(3)	-	-	(3)
Amortization of discount	-	-	11,192	2,327	-	13,519
Lease modifications	-	-	-	-	(12,494)	(12,494)
Adjustments for government subsidy	-	-	-	(23)	-	(23)
Effects of foreign currency exchange	52,010	-	17,324	104,988	2,863	177,185

Balance at December 31, 2024	$1,446,931	$-	$1,005,678	$3,831,506	$238,244	$6,522,359

c.	Supplier financing arrangements
The Group has entered into supplier financing arrangements. Under these arrangements, the suppliers may elect to receive early payment from the banks by factoring their receivables from the Group, and the Group then pays the banks at the original due dates set with suppliers. The above arrangements do not modify the terms of these payables because neither the Group’s payment terms have been extended nor additional interest has been paid; therefore, the Group still presents the payables as trade payables. As of December 31, 2023 and 2024, trade payables under supplier finance arrangements amounted to
NT$1,284,202 thousand and NT$1,056,486 thousand (US$32,220 thousand), respectively.
The carrying amount of the financial liabilities that are subject to supplier finance arrangements, and of which suppliers have already received payment from the finance provider, are as follows:

	December 31, 2024
	NT$	US$ (Note 4)
Trade payables
Of which suppliers have already received payment from the finance providers	$1,056,486	$32,220

The range of payment due dates for the financial liabilities that are subject to supplier finance arrangements and comparable trade payables that are not part of a supplier finance arrangement are as follows:

December 31, 2024
Trade payables
Liabilities that are part of supplier finance arrangements	120-165 Days
Comparable trade payables that are not part of supplier finance arrangements	30-180 Days

The changes in liabilities that are subject to supplier finance arrangements are primarily attributable to additions resulting from purchases of goods and subsequent cash settlements. There were no
material non-cash changes in these liabilities.

d.	Total taxes paid

	For the Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$	US$ (Note 4)
Operating activities	$14,250,527	$15,474,646	$9,072,635	$276,689
Investing activities	842,440	-	1,170,149	35,686

	$15,092,967	$15,474,646	$10,242,784	$312,375

33.	CAPITAL MANAGEMENT
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

a.	Fair value of financial instruments that are not measured at fair value

1)	Fair value of financial instruments not measured at fair value but for which fair value is disclosed
Except bonds payable measured at amortized cost, the management considered that the carrying amounts of financial assets and financial liabilities not measured at fair value approximate their fair values. The carrying amounts and fair value of bonds payable as of December 31, 2023 and 2024 were as follows:

	Carrying Amount		Fair Value
	NT$	US$ (Note 4)	NT$	US$ (Note 4)

December 31, 2023	$45,009,486		$44,907,012
December 31, 2024	32,976,164	$1,005,678	33,636,945	$1,025,829

2)	Fair value hierarchy
The aforementioned fair value hierarchy of bonds payable was Level 3 which was determined based on discounted cash flow analysis with the applicable yield curve for the duration. The significant unobservable inputs is discount rates that reflected the credit risk.

b.	Fair value of financial instruments that are measured at fair value on a recurring basis

1)	Fair value hierarchy

	$	$	$	$
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$

December 31, 2023

Financial assets at FVTPL
Derivative financial assets
Swap contracts	$-	$1,453,868	$-	$1,453,868
Forward exchange contracts	-	161,924	-	161,924
Non-derivative financial assets
Quoted shares	2,099,844	-	-	2,099,844
Private-placement funds	-	-	1,796,015	1,796,015
Unquoted shares	-	-	747,960	747,960
Open-end mutual funds	307,669	-	-	307,669
Hybrid financial assets Convertible notes	-	-	61,410	61,410

	$2,407,513	$1,615,792	$2,605,385	$6,628,690

Financial assets at FVTOCI
Investments in equity instruments
Unquoted ordinary shares	$-	$-	$607,528	$607,528
Unquoted preferred shares	-	-	13,303	13,303
Investments in debt instruments
Unsecured cumulative subordinate corporate bonds	-	-	1,042,906	1,042,906
Trade receivables, net	-	-	5,637,485	5,637,485

	$-	$-	$7,301,222	$7,301,222

Financial liabilities at FVTPL
Derivative fina ncia l liabilities
Swap contracts	$-	$1,183,469	$-	$1,183,469
Forward exchange contracts	-	118,873	-	118,873

	$-	$1,302,342	$-	$1,302,342

(Continued)

	$	$	$	$
	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$

December 31, 2024

Financial assets at FVTPL
Derivative financial assets
Swap contracts	$-	$4,282,512	$-	$4,282,512

Forward exchange contracts	-	258,362	-	258,362
Non-derivative financial assets
Quoted shares	2,898,751	-	-	2,898,751
Private-placement funds	-	-	1,503,382	1,503,382
Unquoted shares	-	-	863,484	863,484
Open-end mutual funds	590,346	-	-	590,346
Hybrid financial assets
Convertible notes	-	-	360,635	360,635
Preferred shares with warrants	-	-	65,570	65,570
Documentary investment agreement	-	-	9,000	9,000

	$3,489,097	$4,540,874	$2,802,071	$10,832,042

Financial assets at FVTOCI
Investments in equity instruments
Unquoted ordinary shares	$-	$-	$12,846,151	$12,846,151
TIB quoted ordinary shares	72,774	-	-	72,774
Unquoted preferred shares	-	-	14,808	14,808
Investments in debt instruments
Unsecured cumulative subordinate corporate bonds	-	-	1,025,760	1,025,760
Trade receivables, net	-	-	6,532,508	6,532,508

	$72,774	$-	$20,419,227	$20,492,001

Financial liabilities at FVTPL
Derivative financial liabilities
Swap contracts	$-	$179,967	$-	$179,967
Forward exchange contracts	-	63,785	-	63,785
Contingent consideration	-	-	589,117	589,117

	$-	$243,752	$589,117	$832,869

(Concluded)

	$	$	$	$
	Level 1	Level 2	Level 3	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

December 31, 2024

Financial assets at FVTPL
Derivative financial assets
Swap contracts	$-	$130,604	$-	$130,604
Forward exchange contracts	-	7,879	-	7,879

Non-derivative financial assets
Quoted shares	88,404	-	-	88,404
Private-placement funds	-	-	45,849	45,849
Unquoted shares	-	-	26,334	26,334
Open-end mutual funds	18,004	-	-	18,004
Hybrid financial assets
Convertible notes	-	-	10,998	10,998
Preferred shares with warrants	-	-	2,000	2,000
Documentary investment agreement	-	-	274	274

	$106,408	$138,483	$85,455	$330,346

Financial assets at FVTOCI
Investments in equity instruments
Unquoted ordinary shares	$-	$-	$391,770	$391,770
TIB quoted ordinary shares	2,219	-	-	2,219
Unquoted preferred shares	-	-	452	452
Investments in debt instruments
Unsecured cumulative subordinate corporate bonds	-	-	31,283	31,283
Trade receivables, net	-	-	199,222	199,222

	$2,219	$-	$622,727	$624,946

Financial liabilities at FVTPL
Derivative financial liabilities
Swap contracts	$-	$5,488	$-	$5,488
Forward exchange contracts	-	1,945	-	1,945
Contingent considerations	-	-	17,966	17,966

	$-	$7,433	$17,966	$25,399

For the financial assets and liabilities that were measured at fair value on a recurring basis, there were no transfers between Level 1 and Level 2 of the fair value hierarchy during the years ended December 31, 2023 and 2024.

2)	Reconciliation of Level 3 fair value measurements of financial assets
For the year ended D
ece
mber 31, 2022

	Financial Assets at FVTPL		Financial Assets at FVTOCI
Financial Assets	Equity Instruments	Debt Instruments	Equity Instruments	Debt Instruments	Total
	NT$	NT$	NT$	NT$	NT$

Balance at January 1	$2,300,899	$-	$841,231	$7,168,920	$10,311,050
Recognized in profit or loss	100,134	605	-	-	100,739
(Continued)

	Financial Assets at FVTPL		Financial Assets at FVTOCI
Financial Assets	Equity Instruments	Debt Instruments	Equity Instruments	Debt Instruments	Total
	NT$	NT$	NT$	NT$	NT$

Recognized in other comprehensive income
Included in unrealized losses on financial assets at FVTOCI	$-	$-	$(366,862)	$(16,746)	$(383,608)
Effects of foreign currency exchange	195,415	-	5,558	-	200,973
Net increase (decrease) in trade receivables	-	4,330,075	-	(674,112)	3,655,963
Trade receivables factored	-	(4,330,075)	-	(15,636)	(4,345,711)
Purchases	338,016	14,325	20,000	-	372,341
Disposals	(268,200)	(14,930)	(63,051)	-	(346,181)

Balance at December 31	$2,666,264	$-	$436,876	$6,462,426	$9,565,566

(Continued)
For the year ended December 31, 2023

	Financial Assets at FVTPL			Financial Assets at FVTOCI
Financial Assets	Equity Instruments	Debt Instruments	Hybrid Instruments	Equity Instruments	Debt Instruments	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Balance at January 1	$2,666,264	$-	$-	$436,876	$6,462,426	$9,565,566
Recognized in profit or loss	(83,239)	-	(113)	-	-	(83,352)
Recognized in other comprehensive income
Included in unrealized losses on financial assets at FVTOCI	-	-	-	215,914	(16,807)	199,107
Effects of foreign currency exchange	5,053	-	-	1,605	-	6,658
Net increase in trade receivables	-	5,778,078	-	-	234,772	6,012,850
Trade receivables factored	-	(5,778,078)	-	-	-	(5,778,078)
Purchases	637,767	-	61,523	184,484	-	883,774
Disposal of subsidiaries (Note 30)	-	-	-	(29,572)	-	(29,572)
Disposals	(681,870)	-	-	(188,476)	-	(870,346)

Balance at December 31	$2,543,975	$-	$61,410	$620,831	$6,680,391	$9,906,607

For the year ended December 31, 2024

	Financial Assets at FVTPL			Financial Assets at FVTOCI
Financial Assets	Equity Instruments	Debt Instruments	Hybrid Instruments	Equity Instruments	Debt Instruments	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Balance at January 1	$2,543,975	$-	$61,410	$620,831	$6,680,391	$9,906,607
Recognized in profit or loss	(352,120)	-	8,300	-	-	(343,820)
Recognized in other comprehensive income
Included in unrealized losses on financial assets at FVTOCI	-	-	-	(9,397)	(17,146)	(26,543)
Effects of foreign currency exchange	137,556	-	2,270	336,580	-	476,406
Net increase in trade receivables	-	1,167,287	-	-	895,023	2,062,310
Trade receivables factored	-	(1,167,287)	-	-	-	(1,167,287)
Transferred out of Level 3	-	-	-	(53,360)	-	(53,360)
Purchases	177,813	-	363,225	12,150,760	-	12,691,798
Disposals	(140,358)	-	-	(184,455)	-	(324,813)

Balance at December 31	$2,366,866	$-	$435,205	$12,860,959	$7,558,268	$23,221,298

	Financial Assets at FVTPL			Financial Assets at FVTOCI
Financial Assets	Equity Instruments	Debt Instruments	Hybrid Instruments	Equity Instruments	Debt Instruments	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Balance at January 1	$77,584	$-	$1,873	$18,933	$203,733	$302,123
Recognized in profit or loss	(10,739)	-	253	-	-	(10,486)
Recognized in other comprehensive income
Included in unrealized losses on financial assets at FVTOCI	-	-	-	(287)	(523)	(810)
Effects of foreign currency exchange	4,195	-	69	10,265	-	14,529
Net increase in trade receivables	-	35,599	-	-	27,295	62,894
Trade receivables factored	-	(35,599)	-	-	-	(35,599)
Transferred out of Level 3	-	-	-	(1,627)	-	(1,627)
Purchases	5,423	-	11,077	370,563	-	387,063
Disposals	(4,280)	-	-	(5,625)	-	(9,905)

Balance at December 31	$72,183	$-	$13,272	$392,222	$230,505	$708,182

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

b)	Valuation techniques and inputs applied for the purpose of measuring Level 3 fair value measurement
The fair value of unquoted ordinary shares, unquoted preferred shares, private-placement funds and preferred shares with warrants

were determined by using market approach and asset-based approach. The significant unobservable inputs were the discount rates for lack of marketability of 20% to 30%. If the discount rates for lack of marketability to the valuation model increased by 1% to reflect reasonably possible alternative assumptions while all other variables held constant, the fair value of the abovementioned investments would have decreased approximately by NT$7,200 thousand and NT$3,800 thousand (US$116 thousand) as of December 31, 2023 and 2024, respectively.
The fair values of the unsecured cumulative subordinate corporate bonds, convertible notes, documentary investment agreement, unquoted ordinary shares
and unquoted preferred shares were determined using income approach based on a discounted cash flow analysis. The significant unobservable input was the discount rate that reflects the credit risk of the counterparties. If the discount rate increased by 0.1% while all other variables held constant, the fair value of the abovementioned investments

would have decreased approximately by NT$2,000 thousand and NT$154,000 thousand (US$4,697 thousand) as of December 31, 2023 and 2024, respectively.
The fair value of accounts receivables measured at FVTOCI are determined based on the present value of future cash flows that reflect the credit risk of counterparties. Since the discount effect was not significant, the Group measured its fair value by using the nominal values.
The fair value of the contingent consideration is measured based on the fulfillment possibilities of the conditions stipulated in the agreement with discount rates reflecting the credit risks.

c.	Categories of financial instruments

	December 31
	2023 (Retrospectively Adjusted)	2024
	NT$	NT$	US$ (Note 4)

Financial assets

FVTPL
Mandatorily at FVTPL	$6,628,690	$10,832,042	$330,346
Measured at amortized cost (Note 1)	183,248,314	191,953,553	5,854,028
FVTOCI
Equity instruments	620,831	12,933,733	394,441
Debt instruments	1,042,906	1,025,760	31,283
Trade receivables	5,637,485	6,532,508	199,222

Financial liabilities

FVTPL
Held for trading	1,302,342	243,752	7,433
Contingent considerations	-	589,117	17,966
Financial liabilities for hedging	12,516,971	12,456,104	379,875
Measured at amortized cost (Note 2)	295,416,495	344,543,769	10,507,587

Note 1:	The balances included cash and cash equivalents, trade receivables measured at amortized cost, other receivables and other financial assets.

Note 2:
The balances included short-term borrowings, short-term bills payable, trade and other payables, bonds payable, long-term borrowings and deposits received (under the line items of other current liabilities and other non-current liabilities).

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
40
.
The Group was mainly subject to the impact from the exchange rate fluctuation in US$ and JPY against NT$, RMB or EUR. 1% fluctuation is used when reporting foreign currency exchange rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign currency exchange rates. The sensitivity analysis included financial assets and liabilities and inter-company receivables and payables within the Group. The changes in profit before income tax due to a 1% change in US$ and JPY against NT$, RMB and EUR would be NT$60,000 thousand, NT$148,000 thousand and NT$274,000 thousand (US$8,356 thousand) for the years ended December 31, 2022, 2023 and 2024, respectively. Hedging contracts and hedged items have been taken into account while measuring the changes in profit before income tax. The abovementioned sensitivity analysis mainly focused on the foreign currency monetary items at each balance sheet date. As the year-end exposure did not reflect the exposure for the years ended December 31, 2022, 2023 and 2024, the abovementioned sensitivity analysis was unrepresentative of those respective years.
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

December 31, 2023

Hedging Instrument/ Hedged Items	Line item in Balance sheet	Carrying Amount
		Asset	Liability
		NT$	NT$

Fair value hedge
Borrowings denominated in foreign currencies/ Financial assets at FVTPL	Financial liabilities for hedging - current	$-	$3,271,312
Hedge of net investment in foreign operation	Financial liabilities for hedging - current	-	9,245,659

	Change in Value Used for Calculating Hedge Ineffectiveness		Accumulated Gains or Losses in Other Equity		Carrying Amount of Hedged Item in Fair Value Hedge	Accumulated Amount of Fair Value Hedge Adjustments on Hedged Item
Hedging Instrument/ Hedged Item	Hedging Instrument	Hedged Item	Continuing Hedges	Hedge Accounting No Longer Applied	Asset	Asset
	NT$	NT$	NT$	NT$	NT$	NT$

Fair value hedge
Borrowings denominated in foreign currencies/ Financial assets at FVTPL	$7,493	$(7,493)	$-	$-	$2,011,050	$80,029
Hedge of net investment in foreign operation	312,029	(312,029)	360,976	-	-	-
December 31, 2024

Hedging Instrument/ Hedged Items	Line item in Balance sheet	Carrying Amount
		Asset		Liability
		NT$	US$ (Note 4)	NT$	US$ (Note 4)

Fair value hedge
Borrowings denominated in foreign currencies/ Financial assets at FVTPL	Financial liabilities for hedging - current	$ -	$ -	$ 3,515,265	$ 107,205
Hedge of net investment in foreign operation	Financial liabilities for hedging - current	-	-	8,940,839	272,670

	Change in Value Used for Calculating Hedge Ineffectiveness		Accumulated Gains or Losses in Other Equity		Carrying Amount of Hedged Item in Fair Value Hedge	Accumulated Amount of Fair Value Hedge Adjustments on Hedged Item
Hedging Instrument/ Hedged Item	Hedging Instrument	Hedged Item	Continuing Hedges	Hedge Accounting No Longer Applied	Asset	Asset
	NT$	NT$	NT$	NT$	NT$	NT$

Fair value hedge
Borrowings denominated in foreign currencies/ Financial assets at FVTPL	$ (243,954)	$ 243,954	$ -	$ -	$ 2,834,608	$ 323,983
Hedge of net investment in foreign operation	(562,598)	562,598	923,574	-	-	-

	Change in Value Used for Calculating Hedge Ineffectiveness		Accumulated Gains or Losses in Other Equity		Carrying Amount of Hedged Item in Fair Value Hedge	Accumulated Amount of Fair Value Hedge Adjustments on Hedged Item
Hedging Instrument/ Hedged Item	Hedging Instrument	Hedged Item	Continuing Hedges	Hedge Accounting No Longer Applied	Asset	Asset
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Fair value hedge
Borrowings denominated in foreign currencies/ Financial assets at FVTPL	$ (7,440)	$ 7,440	$ -	$ -	$ 86,447	$ 9,881
Hedge of net investment in foreign operation	(17,158)	17,158	28,166	-	-	-

b)	Interest rate risk
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
The carrying amounts of the Group’s financial assets and financial liabilities with exposure to interest rates at each balance sheet date were as follows:

	December 31
	2023	2024
	NT$	NT$	US$ (Note 4)

Fair value interest rate risk
Financial assets	$17,007,765	$36,812,408	$1,122,672
Financial liabilities	84,315,866	72,579,608	2,213,468

Cash flow interest rate risk
Financial assets	51,158,406	46,378,904	1,414,422
Financial liabilities	117,160,631	151,248,418	4,612,639
For assets and liabilities with floating interest rates, a 100 basis point increase or decrease was used when reporting interest rate risk internally to key management personnel. If interest rates had been 100 basis points (1%) higher or lower and all other variables held constant, the Group’s profit before income tax for the years ended December 31, 2022, 2023 and 2024 would have decreased or increased approximately by NT$794,000 thousand, NT$660,000 thousand and NT$1,049,000 thousand (US$31,991 thousand), respectively.

c)	Other price risk
The Group was exposed to equity price risk through its investments in financial assets at FVTPL and financial assets at FVTOCI. If equity price was 1% higher or lower, profit before income tax for the years ended December 31, 2022, 2023 and 2024 would have increased or decreased approximately by NT$50,000 thousand, NT$46,500 thousand and NT$53,000 thousand (US$1,616 thousand), respectively, and other comprehensive income before income tax for the years ended December 31, 2022, 2023 and 2024 would have increased or decreased approximately by NT$5,000 thousand, NT$6,000 thousand and NT$129,000 thousand (US$3,934 thousand), respectively.

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
As of December 31, 2023 and 2024, the Group’s ten largest customers accounted for 39% and 47% of trade receivables, respectively. The Group transacts with a large number of unrelated customers and, thus, no concentration of credit risk was observed.

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
To the extent that interest flows are floating rate, the undiscounted amounts were derived from the interest rates at each balance sheet date.
December 31, 2023
(Retrospectively Adjusted)

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	1 to 5 Years	More than 5 Years
	NT$	NT$	NT$	NT$	NT$

Non-derivative financial liabilities

Non-interest bearing	$52,472,703	$33,530,541	$13,672,318	$4,478,467	$83,594
Obligation under leases	123,436	219,960	884,309	2,867,502	5,505,095
Floating interest rate liabilities	19,534,908	9,967,914	9,505,587	78,388,027	8,785,084
Fixed interest rate liabilities	12,370,288	22,921,637	11,235,729	21,095,740	-

	$84,501,335	$66,640,052	$35,297,943	$106,829,736	$14,373,773

Further information for maturity analysis of obligation under leases was as follows:

	Less than 1 Year	1 to 5 Years	5 to 10 Years	10 to 15 Years	15 to 20 Years	More than 20 Years
	NT$	NT$	NT$	NT$	NT$	NT$

Obligation under leases	$1,227,705	$2,867,502	$2,157,503	$891,614	$864,881	$1,591,097

December 31, 2024

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	1 to 5 Years	More than 5 Years
	NT$	NT$	NT$	NT$	NT$

Non-derivative financial liabilities

Non-interest bearing	$66,577,698	$39,954,390	$18,126,780	$4,707,506	$1,177,870
Obligation under leases	167,887	185,848	801,002	2,676,514	5,572,038
Floating interest rate liabilities	9,865,888	15,650,230	13,152,601	115,539,867	7,894,775
Fixed interest rate liabilities	5,163,326	11,011,781	16,702,747	23,210,093	-

	$81,774,799	$66,802,249	$48,783,130	$146,133,980	$14,644,683

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	1 to 5 Years	More than 5 Years
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Non-derivative financial liabilities

Non-interest bearing	$2,030,427	$1,218,493	$552,814	$143,565	$35,922
Obligation under leases	5,120	5,668	24,428	81,626	169,931
Floating interest rate liabilities	300,881	477,287	401,116	3,523,631	240,768
Fixed interest rate liabilities	157,466	335,827	509,386	707,841	-

	$2,493,894	$2,037,275	$1,487,744	$4,456,663	$446,621

Further information for maturity analysis of obligation under leases was as follows:

	Less than 1 Year	1 to 5 Years	5 to 10 Years	10 to 15 Years	15 to 20 Years	More than 20 Years
	NT$	NT$	NT$	NT$	NT$	NT$

Obligation under leases	$1,154,737	$2,676,514	$1,964,781	$951,983	$917,034	$1,738,240

	Less than 1 Year	1 to 5 Years	5 to 10 Years	10 to 15 Years	15 to 20 Years	More than 20 Years
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Obligation under leases	$35,216	$81,626	$59,920	$29,033	$27,967	$53,011

The amounts for floating interest rate instruments included above for non-derivative financial liabilities were subject to change if changes in floating interest rates differ from those estimates of interest rates determined at each balance sheet date.
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

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year
	NT$	NT$	NT$

December 31, 2023

Net settled
Forward exchange contracts	$(44,550)	$5,585	$-

Gross settled
Forward exchange contracts
Inflows	$13,971,393	$347,468	$143,726
Outflows	(13,854,585)	(338,670)	(133,330)

	116,808	8,798	10,396

Swap contracts
Inflows	22,388,255	19,166,073	66,015,750
Outflows	(22,021,077)	(18,547,076)	(64,821,453)

	367,178	618,997	1,194,297

	$483,986	$627,795	$1,204,693

December 31, 2024

Net settled
Forward exchange contracts	$10,872	$11,550	$-

Gross settled
Forward exchange contracts
Inflows	$10,395,219	$3,866,536	$332,003
Outflows	(10,278,376)	(3,831,303)	(319,540)

	116,843	35,233	12,463

Swap contracts
Inflows	13,901,338	31,704,116	84,978,720
Outflows	(13,702,851)	(30,131,740)	(80,905,026)

	198,487	1,572,376	4,073,694

	$315,330	$1,607,609	$4,086,157

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

December 31, 2024

Net settled
Forward exchange contracts	$332	$352	$-

Gross settled
Forward exchange contracts
Inflows	$317,024	$117,918	$10,125
Outflows	(313,461)	(116,844)	(9,745)

	3,563	1,074	380

Swap contracts
Inflows	423,951	966,884	2,591,605
Outflows	(417,897)	(918,931)	(2,467,369)

	6,054	47,953	124,236

	$9,617	$49,027	$124,616

35.	RELATED PARTY TRANSACTIONS
Balances and transactions within the Group had been eliminated upon consolidation. In addition to the aforementioned notes, details of transactions between the Group and other related parties were disclosed as follows:

a.	Related parties

Related Parties	Relationship with the Group

ASE Environmental Protection and Sustainability Foundation	Substantial related party
ASE Cultural and Educational Foundation	Substantial related party

b.	Loans to related parties
Interest revenue

	For the Year Ended December 31
Relationship and Name of Related Party	2022	2023	2024
	NT$	NT$	NT$	US$ (Note 4)

HC	$-	$-	$29,960	$914

c.	Contribution to related party

	For the Year Ended December 31
Relationship and Name of Related Party	2022	2023	2024
	NT$	NT$	NT$	US$ (Note 4)

Substantial related party
ASE Environmental Protection and Sustainability Foundation	$100,000	$100,000	$100,000	$3,050
ASE Cultural and Educational Foundation	20,000	25,000	12,500	381

	$120,000	$125,000	$112,500	$3,431

d.
ASE entered into a joint development agreement with HC in accordance with the spirit of joint construction principle in June 2020. The agreement stipulated that HC will build plant on the leased land on which that ASE and its affiliates would have the priority purchase right. In August 2024, the board of directors of ASE resolved to purchase such completed plant from HC with NT$5,263,000 thousand (US$160,506 thousand). The transaction price was determined based on the appraisal report issued by independent professional firms. The transaction has been approved by HC’s special shareholders’ meeting in September 2024 and fully paid. In addition, if HC does not carry out the construction agreed with the Bureau of Industrial Parks, Ministry of Economic Affairs, based on the Group’s instruction, the Group will undertake a portion of HC’s unrecoverable guaranteed deposit.

e.
ASE entered into a joint construction and allocation of housing units agreement with HC in August 2021. The agreement stipulated that ASE and HC should provide a part of land located in Kaohsiung and funds, respectively, for the joint construction of plant and consulted with professional appraisal firms to evaluate the allocation ratio of the value under joint construction. After the completion of the plant construction, ASE and its subsidiaries would have the priority to purchase the property obtained by HC based on the agreed proportion of joint construction. In August 2023, the board of directors resolved to purchase
 74.46% building ownership and the corresponding land holdings by NT$1,666,600 thousand based on the agreed proportion of joint construction.

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

g.
ASE entered into a joint construction and allocation of housing units agreement with HC in June 2024. The agreement stipulated that ASE and HC will provide a part of land located in Kaohsiung and funds, respectively, for joint construction of plant and consulted with professional appraisal firms to evaluate the allocation ratio of the value under joint construction. After the completion of the plant construction, ASE and its subsidiaries would have the priority to purchase the property obtained by HC based on the agreed proportion of joint construction.

h.	Compensation to key management personnel

	For the Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$	US$ (Note 4)

Short-term employee benefits	$1,962,298	$1,390,127	$1,350,476	$41,186
Post-employment benefits	4,344	3,841	3,288	100
Share-based payments	445,287	21,033	229,697	7,005

	$2,411,929	$1,415,001	$1,583,461	$48,291

The
compensation to the Group’s key management personnel was determined according to personal performance and market trends.

36.	ASSETS PLEDGED AS COLLATERAL OR FOR SECURITY
The following assets were provided as collateral for bank borrowings, tariff guarantees of imported raw materials or collateral:

	December 31
	2023	2024
	NT$	NT$	US$ (Note 4)

Inventories related to real estate business	$2,583,372	$2,717,813	$82,885
Trade receivables	-	391,030	11,925
Property, plant and equipment	67,958	913	28
Investment properties	18,915,931	18,932,469	577,385
Other financial assets (including current and non-current)	470,420	514,087	15,679

	$22,037,681	$22,556,312	$687,902

3 7.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS
In addition to those disclosed in other notes, significant commitments and contingencies of the Group as of each balance sheet date were as follows:

a.	As of December 31, 2023 and 2024, unused letters of credit of the Group were approximately NT$134,000 thousand and NT$3,139,000 thousand (US$95,730 thousand), respectively.

b.
As of December 31, 2023 and 2024, letters of bank guarantee provided to customs for the import and export of goods with bank facilities granted to the Group were approximately NT$645,255 thousand and NT$708,130 thousand (US$21,596 thousand), respectively.

c.
As of December 31, 2023 and 2024, the Group’s outstanding commitments to purchase property, plant and equipment were approximately NT$56,943,589 thousand and NT$118,263,200 thousand (US$3,606,685 thousand), respectively, of which NT$9,016,441 thousand and NT$5,890,890 thousand (US$179,655 thousand) had been prepaid, respectively.

d.	The Group entered into long-term purchase agreements of materials and supplies with multiple suppliers. The relative minimum purchase quantity is specified in the agreements.

e.
The Group entered into long-term agreements with multiple customers. The relative minimum order quantity from customers and minimum purchase quantity of materials from suppliers are specified in the agreements.

f.
In consideration of corporate social responsibility, the board of directors of ASE resolved the contributions of
 NT$
10,000
thousand (US$

thousand) in December 2024, to ASE Cultural and Educational Foundation for promoting the cultural and educational activities.

g.
In December 2013, in consideration of corporate social responsibility for environmental protection, the board of directors of ASE, approved the contributions of at least NT$100,000 thousand annually to be made in the next 30 years, with a total amount of at least NT$3,000,000 thousand, for promoting environmental protection efforts in Taiwan. In December 2024, the board of directors of ASE resolved the contributions
of NT$100,000 thousand (US$3,050 thousand) to ASE Environmental Protection and Sustainability Foundation.

38.	SIGNIFICANT EVENTS AFTER REPORTING PERIOD
In March 2025, the board of directors of ASE resolved to acquire
100
% shareholdings of Sumipex TechSheet Co., Ltd. for facility expansion.

39.	OTHERS

a.
On December 20, 2013, the Kaohsiung Environmental Protection Bureau (the “KEPB”) imposed an administrative fine of NT$102,014 thousand (the “Original Fine”) upon ASE for violation of the Water Pollution Control Act. After ASE sought administrative remedies against the Original Fine, the Original Fine has been revoked by final judgment of Supreme Administrative Court on June 8, 2017, and KEPB is ordered to refund the Original Fine to ASE. On December 27, 2019, KEPB has refunded NT$55,062 thousand to ASE. On February 10, 2020, KEPB re-imposed an administrative fine of NT$46,952 thousand (the “New Fine”) upon ASE and offset the New Fine by the remaining amount which shall be refunded to ASE. Therefore, no additional payment that ASE should make for the New Fine. After ASE filed an administrative appeal against the New Fine, the Administrative Appeal Review Committee of Kaohsiung City Government has revoked the New Fine on December 15, 2020 and remanded to KEPB for another legitimate administrative action. On July 10, 2024, KEPB and ASE signed the administrative contract that ASE would pay an administrative fine of NT$260 thousand (US$8 thousand) and fulfill ASE’s corporate social responsibilities by contributing a special fund of NT$50,000 thousand (US$1,525 thousand) to KEPB for the technology research and development of water pollution prevention. KEPB and ASE reached a settlement on this case. In addition, the KEPB has refunded the aforementioned administrative fine of NT$46,952 thousand (US$1,432 thousand) to ASE.

b.
The board of directors of Global Advanced Packaging Technology Limited resolved to settle the acquisition of 16.48% shareholding of Hong Kong United Ascend Holdings Limited by using the remaining proceeds
of US$380,000 thousand
from the disposal of subsidiaries in 2021. The investment has been completed in September 2024 and was included in the line item of financial assets at FVTOCI - non-current as of December 31, 2024.

40.	SIGNIFICANT ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES
The following information was aggregated by the foreign currencies other than functional currencies of the group entities and the exchange rates between foreign currencies and respective functional currencies were disclosed. The significant financial assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousand)	Exchange Rate	Carrying Amount (In Thousand)

December 31, 2023

Monetary financial assets
US$	$5,446,388	US$1=NT$30.705	$167,231,335
US$	1,280,256	US$1=RMB7.0827	39,310,262
US$	69,208	US$1=EUR0.9050	2,125,037
JPY	4,926,139	JPY1=NT$0.2172	1,069,957
JPY	181,939	JPY1=US$0.0071	39,517

Monetary financial liabilities
US$	5,226,872	US$1=NT$30.705	160,491,098
US$	1,029,004	US$1=RMB7.0827	31,595,564
US$	37,370	US$1=EUR0.9050	1,147,458
JPY	6,882,104	JPY1=NT$0.2172	1,494,793
JPY	965,608	JPY1=US$0.0071	209,730

December 31, 2024

Monetary financial assets
US$	6,048,894	US$1=NT$32.785	198,312,976
US$	1,628,924	US$1=RMB7.1884	53,404,267
US$	65,252	US$1=EUR0.9626	2,139,276
JPY	8,604,226	JPY1=NT$0.2099	1,806,027
JPY	236,858	JPY1=US$0.0064	49,716
Monetary financial liabilities
US$	5,920,586	US$1=NT$32.785	194,106,411
US$	935,436	US$1=RMB7.1884	30,668,260
US$	35,135	US$1=EUR0.9626	1,151,894
JPY	9,430,081	JPY1=NT$0.2099	1,979,374
JPY	1,598,522	JPY1=US$0.0064	335,530
The significant realized and unrealized foreign exchange gain (loss) were as follows:

	For the Year Ended December 31
	2022		2023		2024
Functional Currencies	Exchange Rate	Net Foreign Exchange Gain (Loss)	Exchange Rate	Net Foreign Exchange Gain (Loss)	Exchange Rate	Net Foreign Exchange Gain (Loss)
		NT$		NT$		NT$	US$ (Note 4)

US$	US$1=NT$30.71	$(347,044)	US$1=NT$30.705	$162,827	US$1=NT$32.785	$(937,503)	$(28,591)
NT$		(2,985,318)		822,098		(4,826,783)	(147,203)
RMB	RMB1=NT$4.4094	921,898	RMB1=NT$4.3352	(4,612)	RMB1=NT$4.5608	122,494	3,736

		$(2,410,464)		$980,313		$(5,641,792)	$(172,058)

41.	OPERATING SEGMENTS INFORMATION
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

a.	Segment revenues and operation results

					Adjustments
	Packaging	Testing	EMS	Others	and Eliminations	Total
	NT$	NT$	NT$	NT$	NT$	NT$

For the year ended December 31, 2022

Revenue from external customers	$303,947,502	$55,960,182	$301,966,818	$8,998,141	$-	$670,872,643
Inter-group revenues (Note 1)	6,940,878	524,387	35,533,226	9,080,132	(52,078,623)	-
Segment revenues	310,888,380	56,484,569	337,500,044	18,078,273	-	722,951,266
Interest income	109,148	84,562	418,507	42,530	-	654,747
Interest expense	(2,150,382)	(463,043)	(1,029,128)	(346,581)	-	(3,989,134)
Depreciation and amortization	(33,509,358)	(14,901,939)	(4,654,383)	(2,386,209)	-	(55,451,889)
Share of the profit or loss of associates and joint ventures	779,474	81,627	324,276	-	-	1,185,377
Impairment loss	(64,257)	(105,169)	(219,349)	-	-	(388,775)
Segment profit before income tax	51,824,439	14,626,156	14,368,179	944,854	-	81,763,628
Expenditures for segment assets	45,936,563	21,765,965	6,188,401	1,909,645	-	75,800,574

December 31, 2022

Investments accounted for using the equity method	10,341,203	1,643,940	2,694,203	-	-	14,679,346
Contract assets	4,869,541	861,632	-	-	-	5,731,173

For the year ended December 31, 2023

Revenue from external customers	256,805,887	49,879,923	268,218,002	7,010,659	-	581,914,471
Inter-group revenues (Note 1)	4,550,622	447,279	26,639,833	6,776,002	(38,413,736)	-
Segment revenues	261,356,509	50,327,202	294,857,835	13,786,661	-	620,328,207
Interest income	188,704	124,443	1,087,121	113,139	-	1,513,407
Interest expense	(2,907,679)	(720,145)	(1,816,814)	(794,272)	-	(6,238,910)
Depreciation and amortization	(34,110,372)	(16,173,653)	(5,335,496)	(2,482,342)	-	(58,101,863)
Share of the profit or loss of associates and joint ventures	916,310	134,667	38,211	(8,588)	-	1,080,600
Impairment loss	(81,133)	(65,437)	-	-	-	(146,570)
Segment profit before income tax	25,405,636	9,369,875	9,216,053	(1,379,741)	-	42,611,823
Expenditures for segment assets	27,881,152	13,664,416	6,207,532	1,005,549	-	48,758,649

December 31, 2023

Investments accounted for using the equity method	15,159,266	2,338,125	2,160,112	20,811	-	19,678,314
Contract assets	4,066,174	1,033,902	-	-	-	5,100,076

For the year ended December 31, 2024

Revenue from external customers	261,731,413	54,561,480	271,293,309	7,823,383	-	595,409,585
Inter-group revenues (Note 1)	5,829,221	420,691	35,110,458	6,536,547	(47,896,917)	-
Segment revenues	267,560,634	54,982,171	306,403,767	14,359,930	-	643,306,502
Interest income	223,222	182,106	1,409,437	68,753	-	1,883,518
Interest expense	(2,701,084)	(766,292)	(2,062,626)	(1,217,841)	-	(6,747,843)
Depreciation and amortization	(33,951,864)	(17,457,538)	(5,895,380)	(2,510,430)	-	(59,815,212)
Share of the profit or loss of associates and joint ventures	698,852	53,574	152,996	(8,720)	-	896,702
Impairment loss	(121,992)	(2,845)	(51,186)	-	-	(176,023)
Segment profit before income tax	28,948,970	10,616,147	7,594,473	(5,426,217)	-	41,733,373
Expenditures for segment assets	58,566,380	31,397,079	5,551,760	692,327	-	96,207,546

December 31, 2024

Investments accounted for using the equity method	15,422,237	2,618,682	2,355,629	26,792	-	20,423,340
Contract assets	4,337,297	1,303,020	-	-	-	5,640,317

					Adjustments
	Packaging	Testing	EMS	Others	and Eliminations	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

For the year ended December 31, 2024

Revenue from external customers	$7,982,050	$1,663,967	$8,273,660	$238,590	$-	$18,158,267
Inter-group revenues (Note 1)	177,774	12,830	1,070,767	199,346	(1,460,717)	-
Segment revenues	8,159,824	1,676,796	9,344,427	437,937	-	19,618,984
Interest income	6,808	5,554	42,984	2,096	-	57,442
Interest expense	(82,375)	(23,370)	(62,904)	(37,141)	-	(205,790)
Depreciation and amortization	(1,035,433)	(532,404)	(179,792)	(76,561)	-	(1,824,190)
Share of the profit or loss of associates and joint ventures	21,313	1,634	4,666	(266)	-	27,347
Impairment loss	(3,720)	(87)	(1,561)	-	-	(5,368)
Segment profit before income tax	882,859	323,762	231,609	(165,483)	-	1,272,747
Expenditures for segment assets	1,786,105	957,520	169,313	21,114	-	2,934,052

December 31, 2024

Investments accounted for using the equity method	470,334	79,863	71,840	816	-	622,853
Contract assets	132,275	39,738	-	-	-	172,013

Note 1: Inter-group revenues were eliminated upon consolidation.

Note 2: The disaggregated product and service type from the Group’s contract with customer is the same as those disclosed in above reportable segment.

b.	Revenue from major products and services

	For the Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$	US$ (Note 4)

Packaging service	$303,947,502	$256,805,887	$261,731,413	$7,982,050
Testing service	55,960,182	49,879,923	54,561,480	1,663,967
EMS	301,966,818	268,218,002	271,293,309	8,273,660
Others	8,998,141	7,010,659	7,823,383	238,590

	$670,872,643	$581,914,471	$595,409,585	$18,158,267

c.	Major customers
Except
for
NT$198,858,465 thousand, NT$170,970,446 thousand and NT$174,486,187 thousand (US$5,321,323 thousand
) of the operating revenues for each of the three years ended December 31, 2022, 2023, and 2024, respectively, which came from a certain customer (including other customers for whom OEM services were provided on its behalf) of the packaging and EMS segments, there was no
other operating revenues from a single customer that accounts for more than
10%
of the total operating revenues of the Group for the years ended December 31, 2022, 2023 and 2024.

d.	Geographical information
The Group’s revenue from external customers by location of headquarter and information about its non-current assets by location of assets are detailed below.

1)	Net revenues from external customers

	For the Year Ended December 31
	2022	2023	2024
	NT$	NT$	NT$	US$ (Note 4)

United States	$446,484,639	$370,306,818	$358,708,176	$10,939,560
Taiwan	83,655,142	70,492,517	89,274,839	2,722,624
Asia	75,991,902	75,316,422	82,989,985	2,530,954
Europe	63,542,468	65,026,966	63,429,243	1,934,408
Others	1,198,492	771,748	1,007,342	30,721

	$670,872,643	$581,914,471	$595,409,585	$18,158,267

2)	Non-current assets

	December 31
	2023	2024
	NT$	NT$	US$ (Note 4)

Taiwan	$258,813,497	$291,081,213	$8,877,134
China	66,660,391	70,968,611	2,164,337
Others	44,134,206	54,869,345	1,673,356

	$369,608,094	$416,919,169	$12,714,827

Non-
current
assets exclude financial instruments, post-employment benefit assets, and deferred tax assets.